Form 20-F
period 2004-12-31
Gol Intelligent Airlines Inc.
filed 2005-06-28
CIK 1291733

As filed with the Securities and Exchange Commission on June 27, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-32221
Gol Linhas Aéreas Inteligentes S.A.
(Exact name of Registrant as specified in its charter)
Gol Intelligent Airlines Inc.
(Translation of Registrant’s name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(+55 11 5033-4200)
(Address, including zip code and telephone number,
including area code, of registrant’s principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act .
Title of each class:	Name of each exchange on which registered:
Preferred Shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced	New York Stock Exchange
by American Depositary Receipts), each
representing two shares of Preferred Stock
_____________________________
*Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those preferred shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares of each class of stock of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2004:

109,448,497	Shares of Common Stock
78,094,746	Shares of Preferred Stock

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes                   No

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17            Item 18

i

ii

INTRODUCTION

     In this annual report, we use the terms “the Registrant” to refer to Gol Linhas Aéreas Inteligentes S.A., “Gol” to refer to Gol Transportes Aéreos S.A. and “we,” “us” and “our” to refer to the Registrant and Gol together, except where the context requires otherwise. References to “preferred shares” and “ADSs” refer to non-voting preferred shares of the Registrant and American depositary shares representing those preferred shares, respectively, except where the context requires otherwise.

     The phrase “Brazilian government” refers to the federal government of the Federative Republic of Brazil, and the term “Central Bank” refers to the Banco Central do Brasil, or the Central Bank of Brazil. The term “Brazil” refers to the Federative Republic of Brazil. The terms “U.S. dollar” and “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States. The terms “real” and “reais” and the symbol “R$” refer to the legal currency of Brazil. “U.S. GAAP” refers to generally accepted accounting principles in the United States, and “Brazilian GAAP” refers to generally accepted accounting principles in Brazil, which are accounting principles derived from Law No. 6,404 of December 15, 1976, as amended and supplemented, or the Brazilian corporation law and the rules of the CVM.

     This annual report contains terms relating to operating performance within the airline industry that are defined as follows:

  “Revenue passengers” represents the total number of paying passengers flown on all flight segments.
  “Revenue passenger kilometers” represents the numbers of kilometers flown by revenue passengers.
  “Available seat kilometers” represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.
  “Load factor” represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger kilometers by available seat kilometers).
  “Breakeven load factor” is the passenger load factor that will result in passenger revenues being equal to operating expenses.
  “Aircraft utilization” represents the average number of block hours operated per day per aircraft for the total aircraft fleet.
  “Block hours” refers to the elapsed time between an aircraft’s leaving an airport gate and arriving at an airport gate.
  “Yield per passenger kilometer” represents the average amount one passenger pays to fly one kilometer.
  “Passenger revenue per available seat kilometer” represents passenger revenue divided by available seat kilometers.
  “Operating revenue per available seat kilometer” represents operating revenues divided by available seat kilometers.
  “Average stage length” represents the average number of kilometers flown per flight.
  “Operating expense per available seat kilometer” represents operating expenses divided by available seat kilometers.

PRESENTATION OF FINANCIAL AND OTHER DATA

     We make statements in this annual report about our competitive position and market share in, and the market size of, the Brazilian and South American airline industry. We have made these statements on the basis of statistics and other information from third-party sources, governmental agencies or industry or general publications that we believe are reliable. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications. All industry and market data contained in this annual report is based upon the latest publicly available information as of the date of this annual report.

     Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

     The consolidated financial statements included in this annual report have been prepared in accordance with U.S. GAAP and reflect our financial condition and results of operations as if the Registrant had been incorporated and held all of the capital stock of Gol, with the exception of five common shares and three preferred shares of Gol held by members of Gol’s board of directors for eligibility purposes, since January 1, 2001. See “Item 10.B. Memorandum of Articles of Association — Description of Capital Stock—General.” We publish our consolidated financial statements in Brazil in accordance with Brazilian GAAP, which differ in certain significant respects from U.S. GAAP.

     We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts in respect of the year ended December 31, 2004 was R$2.6544 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of December 31, 2004, as reported by the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Exchange Rates” for more detailed information regarding the translation of reais into U.S. dollars.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

     This annual report includes forward-looking statements, principally under the captions “Risk Factors,” “Operating and Financial Review and Prospects” and “Business Overview.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

  general economic, political and business conditions in Brazil and in other South American markets we serve;
  management’s expectations and estimates concerning our future financial performance and financing plans and programs;
  our limited operating history;
  our level of fixed obligations;
  our capital expenditure plans;
  inflation and fluctuations in the exchange rate of the real;
  existing and future governmental regulations, including air traffic capacity controls;
  increases in fuel costs, maintenance costs and insurance premiums;
  changes in market prices, customer demand and preferences and competitive conditions;
  cyclical and seasonal fluctuations in our operating results;
  defects or mechanical problems with our aircraft;
  our ability to successfully implement our growth strategy; and
  the risk factors discussed under “Item 3. Risk Factors” beginning on page 7.

     The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     The following table presents summary historical consolidated financial and operating data for us for each of the periods indicated. You should read this information in conjunction with our consolidated financial statements and related notes, and the information under “—Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects. ”

     The Registrant is a holding company that was incorporated on March 12, 2004 and the shares of Gol, an offshore finance subsidiary, cash and cash equivalents and short-term investments are currently the Registrant’s only material assets.

     Gol was incorporated in August 2000 but did not begin transporting passengers until January 2001. During the period between August 2000 and December 31, 2000, our activities consisted solely of organizational activities relating to the commencement of our operations and we did not have any significant income or expenses. The consolidated financial statements and related notes included elsewhere in this annual report have been prepared in accordance with U.S. GAAP and reflect our financial condition and results of operations as if the Registrant had been incorporated and held all of the capital stock of Gol since January 1, 2001, except for five common shares and three Class B preferred shares of Gol held by members of Gol’s board of directors for eligibility purposes. On June 29, 2004, the Registrant completed its initial public offering through the issuance of 18,750,000 preferred shares. See “Item 10.B. Memorandum of Articles of Association — Description of Capital Stock.”

     You should read the following selected consolidated financial and operating data in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects. ”

     Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2004 have been translated into U.S. dollars at the commercial market rate as reported by the Central Bank on December 31, 2004 of R$2.6544 to US$1.00.

		Year Ended December 31,

	2001	2002	2003	2004	2004

			(in thousands)
Net operating revenues:
Passenger	R$223,384	R$643,549	R$1,339,191	R$1,875,475	US$706,553
Cargo and other	7,089	34,330	61,399	85,411	32,177

Total net operating revenues	230,473	677,879	1,400,590	1,960,886	738,730
Operating expenses:
Salaries, wages and benefits	33,263	77,855	137,638	183,037	68,956
Aircraft fuel	45,769	160,537	308,244	459,192	172,993
Aircraft rent	58,816	130,755	188,841	195,504	73,653
Aircraft insurance	7,556	23,186	25,850	25,575	9,635
Sales and marketing	35,299	96,626	191,280	261,756	98,612
Landing fees	14,602	32,758	47,924	57,393	21,622
Aircraft and traffic servicing	18,563	47,381	58,710	74,825	28,189
Maintenance, materials and repairs	4,773	16,160	42,039	51,796	19,513
Depreciation	2,383	7,885	13,844	21,242	8,003
Other operating expenses	7,741	22,654	44,494	54,265	20,443

Total operating expenses	228,765	615,797	1,058,864	1,384,585	521,619
Operating income	1,708	62,082	341,726	576,301	217,111
Other expenses:
Interest expense	(3,350)	(16,530)	(20,910)	(13,445)	(5,065)
Financial income (expense), net	(1,997)	7,447	(56,681)	24,424	9,201

		Year Ended December 31,

	2001	2002	2003	2004	2004

			(in thousands)
Income (loss) before income taxes	(3,639)	52,999	264,135	587,280	221,247
Income taxes current	—	(1,396)	(60,747)	(165,710)	(62,428)

Income taxes deferred	—	(16,246)	(27,929)	(36,860)	(13,886)

Net income (loss)	R$(3,639)	R$35,357	R$175,459	R$384,710	US$144,933

Earnings (loss) per share, basic(1)	R$(0.06)	R$0.36	R$1.07	R$2.14	US$0.81
Earnings (loss) per share, diluted(1)				2.13	0.80
Weighted average shares used in computing
earnings (loss) per share, basic (in
thousands)(1)	56,000	98,268	164,410	179,731
Weighted average shares used in computing
earnings (loss) per share, diluted (in
thousands)(1)				180,557
Earnings (loss) per ADS, basic	R$(0.12)	R$0.72	R$2.14	R$4.28	US$1.62
Earnings (loss) per ADS, diluted				4.26	1.60

	As of December 31,

	2001	2002	2003	2004	2004

			(in thousands)
Balance Sheet Data:
Cash and cash equivalents	R$5,156	R$9,452	R$146,291	R$405,730	US$152,852
Short-term investments	—	—	—	443,361	167,029
Accounts receivable(2)	51,685	105,245	240,576	386,370	145,558
Deposits for aircraft leases and aircraft and engine
maintenance contracts	27,130	121,980	180,916	289,416	109,032
Total assets	125,107	318,342	685,019	1,734,284	653,361
Short term debt	37,045	22,800	38,906	118,349	44,586
Long term debt	—	—	—	—	—
Shareholders’ equity	19,728	71,583	314,739	1,148,453	432,660

		Year Ended December 31,

	2001	2002	2003	2004	2004

		(in thousands, except percentages)
Other Financial Data:
Operating margin(3)	0.7%	9.2%	24.4%	29.4%	29.4%
Net cash provided by (used in) operating activities	R$(19,213)	R$17,023	R$85,235	R$274,093	US$103,261
Net cash used in investing activities	(29,666)	(34,479)	(39,263)	(533,042)	(200,815)
Net cash provided by financing activities	53,239	21,752	90,867	518,388	195,293
EBITDA(4)	4,091	69,967	355,570	597,543	225,114
Aircraft rent(4)	58,816	130,755	188,841	195,504	73,653

	Year Ended December 31,

	2001	2002	2003	2004

Operating Data (unaudited):
Revenue passengers (in thousands)	2,085	4,847	7,324	9,215
Revenue passenger kilometers (in millions)	1,256	3,156	4,835	6,289
Available seat kilometers (in millions)	2,091	5,049	7,527	8,844
Load factor	60.1%	62.5%	64.2%	71.1%
Breakeven load factor	61.5%	59.8%	50.8%	52.5%
Aircraft utilization (block hours per day)	11.1	12.3	12.8	13.6
Average fare	R$115	R$140	R$195	R$210
Yield per passenger kilometer (cents)	17.8	20.4	27.7	29.8
Passenger revenue per available seat kilometer (cents)	10.7	12.7	17.8	21.2
Operating revenue per available seat kilometer (cents)	11.0	13.4	18.6	22.2
Operating expense per available seat kilometer (cents)	10.9	12.2	14.1	15.7
Operating expense less fuel expense per available seat
kilometer (cents)	8.8	9.0	9.9	10.5
Departures	24,727	52,665	75,439	87,708
Departures per day	68	144	207	240
Destinations served	16	22	25	36
Average stage length (kilometers)	613	628	659	689
Average number of operating aircraft during period	7.7	15.3	21.6	22.3
Full-time equivalent employees at period end	1,134	2,072	2,453	3,307
Fuel liters consumed (in thousands)	77,850	164,008	264,402	317,444
Percentage of sales through website during period	13.2%	48.7%	57.9%	76.4%
Percentage of sales through website and call center during
period	81.6%	72.1%	74.1%	83.6%
________________________________________

(1)	Our preferred shares are not entitled to any fixed dividend preferences, but are instead entitled to receive dividends per share in the same amount of dividends per share paid to holders of our common shares. Consequently, our earnings (loss) per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year. We have no dilutive securities.
(2)	In managing our liquidity, we take into account our cash and cash equivalents, our short -term investments and our accounts receivable balances. Accounts receivable consist primarily of credit card receivables for purchased passenger tickets. As we provide our customers with the option to pay in installments over several months, we currently have an approximate one-month lag between the time that we pay our suppliers and the time that we receive payment for our services.
(3)	Operating margin represents operating income divided by net operating revenues.
(4)	EBITDA represents net income (loss) plus the sum of net interest and financial expense , income taxes and depreciation. EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with U.S. GAAP or as a measure of a company’s profitability. In addition, our calculation of EBITDA may not be comparable to other similarly titled measures of other companies. The following table presents a reconciliation of our net income to EBITDA for the specified periods.

		Year Ended December 31,

	2001	2002	2003	2004	2004

EBITDA Reconciliation: (1)			(in thousands)
Net income (loss)	R$(3,639)	R$35,357	R$175,459	R$384,710	US$144,933
Plus (minus)
Income taxes	—	17,642	88,676	202,570	76,314
Net interest and financial expense	5,347	9,083	77,591	(10,979)	(4,136)
Depreciation	2,383	7,885	13,844	21,242	8,003

EBITDA	R$4,091	R$69,967	R$355,570	R$597,543	US$225,114

________________________________________
(1)	Aircraft rent represents a significant operating expense of our business. Because we leased all of our aircraft during the periods presented, we believe that when assessing our EBITDA you should also consider the impact of our aircraft rent expense, which was R$58,816 in 2001, R$130,755 in 2002, R$188,841 in 2003, and R$195,504 in 2004.

Exchange Rates

     Prior to March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

  the commercial rate exchange market; and
  the floating rate exchange market.

     Most trade and financial foreign-exchange transactions were carried out on the commercial rate exchange market. These transactions included the purchase or sale of shares or payment of dividends or interest with respect to shares. Foreign currencies could only be purchased in the commercial exchange market through a Brazilian bank authorized to operate in these markets. In both markets, rates were freely negotiated.

     Resolution No. 3.265 by the National Monetary Council, dated March 4, 2005, consolidated the foreign exchange markets into one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions are now carried out through institutions authorized to operate in the consolidated market and are subject to registration with the Central Bank’s electronic registration system. Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

     Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Item 3. Risk Factors—Risks Relating to Brazil.”

     The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

		Average for
	Period-end	Period	Low	High

		(reais per U.S. dollar)
Year Ended
December 31, 2000	1.955	1.835(1)	1.723	1.985
December 31, 2001	2.320	2.353(1)	1.936	2.801
December 31, 2002	3.533	2.998(1)	2.271	3.955
December 31, 2003	2.889	3.060(1)	2.822	3.662
December 31, 2004	2.654	2.917(1)	2.654	3.205
Month Ended
December 2004	2.654	2.721(2)	2.654	2.787
January 2005	2.625	2.674(2)	2.625	2.722
February 2005	2.595	2.597(2)	2.574	2.632
March 2005	2.666	2.682(2)	2.601	2.762
April 2005	2.531	2.579(2)	2.520	2.660
May 2005	2.404	2.453(2)	2.378	2.515
June 2005 (through June 15)	2.446	2.447(2)	2.403	2.489
________________________________________
Source: Central Bank
(1)	Represents the average of the exchange rates on the last day of each month during the period.
(2)	Average of the lowest and highest rates in the month.

B. Capitalization and Indebtedness

     Not applicable.

C. Reasons for the Offer and Use of Proceeds

     Not applicable.

D. Risk Factors

     An investment in the ADSs or our preferred shares involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of the ADSs could decline due to any of these risks or other factors, and you may lose all or part of your investment. The risks described below are those that we currently believe may materially affect us.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely affect our business and the trading price of our ADSs and our preferred shares.

     The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in policy or regulations at the federal, state or municipal levels involving or affecting factors such as:

  interest rates;
  exchange controls;
  currency fluctuations;
  inflation;
  liquidity of domestic capital and lending markets;
  tax policies; and
  other political, social and economic developments in or affecting Brazil.

     Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad that are supported by Brazilian issuers. These and other future developments in the Brazilian economy and governmental policies may adversely affect us and our business and results of operations and may adversely affect the trading price of our ADSs and our preferred shares.

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of the ADSs and our preferred shares.

     As a result of inflationary pressures, among other factors, the Brazilian currency has devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods depreciation of the Brazilian currency generally has correlated with the rate of inflation in Brazil, devaluation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

     The real depreciated against the U.S. dollar by 9.3% in 2000 and by 18.7% in 2001. In 2002, the real depreciated 52.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. Although the real appreciated 18.2% and 8.1% against the U.S. dollar in 2003 and 2004, respectively, no assurance can be given that the real will not depreciate or be devalued against the U.S. dollar again. On June 15, 2005, the U.S. dollar/real exchange rate was R$ 2.446 per US$1.00. See “Exchange Rates.”

     Substantially all of our passenger revenue and cargo revenue and temporary investments are denominated in reais, and a significant part of our operating expenses, such as fuel, aircraft and engine maintenance services, aircraft rent payments and aircraft insurance, are denominated in, or linked to, U.S. dollars. We maintain U.S. dollar-denominated deposits and maintenance reserve accounts under the terms of our aircraft operating leases. For the year ended December 31, 2004, 49% of our operating expenses were either denominated in or linked to the U.S. dollar. In addition, the purchase price of the 30 737-800 Boeing Next Generation aircraft for which we have placed firm orders and the 33 737-800 Boeing Next Generation aircraft for which we have purchase options are denominated in U.S. dollars. While in the past we have generally adjusted our fares in response to, and to alleviate the effect of, depreciations of the real and increases in the price of jet fuel and have entered into hedging arrangements to protect us against the effects of depreciations of the real and increases in the price of jet fuel, there can be no assurance we will be able to continue to do so. Any depreciation of the real or increases in the price of jet fuel for which we are unable to adjust our fares or effectively hedge against may lead to a decrease in our profit margins or to operating losses caused by increases in U.S. dollar-denominated costs, increases in interest expense or exchange losses on unhedged fixed obligations and indebtedness denominated in foreign currency. We had total U.S. dollar-denominated future operating lease payment obligations of US$286.1 million (including long-term vendor payables) and no other U.S. dollar-denominated indebtedness at December 31, 2004. Our U.S. dollar-denominated deposits and maintenance reserve accounts totaled R$289.4 million at December 31, 2004. We may incur substantial amounts of U.S. dollar-denominated operating lease or financial obligations, fuel costs linked to the U.S. dollar and U.S. dollar-denominated indebtedness in the future. We currently have a hedging program in place for our U.S. dollar-denominated operating lease obligations, our U.S. dollar-linked jet fuel expenses and our interest rate exposure.

     Historically, depreciations of the real relative to the U.S. dollar have also created additional inflationary pressures in Brazil, and future depreciations could negatively affect us. Depreciations generally curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciations also reduce the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our preferred shares and, as a result, the ADSs.

Inflation and government efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of the ADSs and our preferred shares.

     Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rate of inflation was 10.0% in 2000, 10.4% in 2001, 25.3% in 2002, 8.7% in 2003 and 12.4% in 2004 (as measured by Índice Geral de Preços—Mercado, or the IGP-M). Inflation, and certain government actions taken to combat inflation, have in the past had significant negative effects on the Brazilian economy. Actions taken to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences high inflation in the future, we may not be able to adjust the fares we charge our customers to offset the effects of inflation on our cost structure. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business or adversely affect the market value of our preferred shares and, as a result, the ADSs.

Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including the ADSs and our preferred shares.

     The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of the ADSs or our preferred shares, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Risks Relating to Us and the Brazilian Airline Industry

Changes to the Brazilian civil aviation regulatory framework may adversely affect our business and results of operations.

     The Departamento de Aviação Civil, or DAC, Brazil's civil aviation authority, is in charge of approving all new flight routes, as well as modifications to existing flight routes and increases in flight frequencies. In addition, the importation of any new aircraft is subject to approval by the Commission for Coordination of Civil Air Transportation (Comissão de Coordenação de Transporte Aéreo Civil, or COTAC), a sub-department of the DAC. In recent years, the DAC has actively monitored developments in Brazil’s airline market and has taken certain restrictive measures that have helped to restore greater stability to the industry. For example, the DAC has addressed overcapacity by establishing stricter criteria that must be met before new routes or additional flight frequencies are awarded. Our growth plans contemplate expanding into new markets, increasing flight frequencies and operating considerably more than our existing fleet. As such, our ability to grow generally depends on receiving the required authorizations from the DAC and the COTAC. We cannot assure you that future authorizations will be granted to us. If the Brazilian civil aviation framework changes in the future, or the DAC or COTAC implements increased restrictions, our growth plans and our business and results of operations could be adversely affected.

     Several legislative initiatives have been taken, including the preparation of a draft bill of law that would replace Law No. 7,565 of December 19, 1986, the current Brazilian Aeronautical Code (Código Brasileiro de Aeronáutica), the submission of proposed new civil aviation public policy guidelines to the Ministry of Defense for approval and a bill of law providing for the creation of a national civil aviation agency that would replace the DAC as the primary regulator of the Brazilian airline industry. No assurance can be given that these or other changes in the Brazilian airline industry regulations will not have a material adverse effect on our business and results of operations.

We operate in a highly competitive industry.

     We face intense competition on our domestic routes in Brazil. The Brazilian aviation authorities have the flexibility to allow or deny new entrants in our market. We may face increased competition from new entrants in the Brazilian airline business in the future. In 2003, the Civil Aviation National Council (Conselho de Aviação Civil, or CONAC) issued guidelines regarding the need to increase barriers to the entry of new concessionaires and to limit the acquisition of new aircraft and the granting of new routes to existing concessionaires in order to protect the financial performance of the Brazilian airline industry as a whole. We cannot predict what impact the implementation of these restrictions might have on our competitive environment or our business.

     Our existing competitors or new entrants into the market may undercut our fares in the future, increase capacity on their routes in an effort to increase their market share or attempt to conduct low-fare or low-cost airline operations of their own. In such an event, we cannot assure you that our level of fares or passenger traffic would not be adversely affected. We may also face competition from international airlines as we introduce flights between Brazil and other South American destinations.

     On June 17, 2005, one of our competitors, Varig, filed for bankruptcy protection in Brazil and the United States, requesting a temporary suspension of its debt repayments for 180 days. Under Brazilian bankruptcy law, Varig has 60 days to present a recovery plan to its creditors. In the past, the Brazilian government, Varig’s biggest creditor, has allowed certain airline companies to restructure their government-related debt. If the Brazilian government provides support to Varig, Varig may be better able to compete with us.

     In addition to competition among airline companies, the Brazilian airline industry faces competition from ground transportation alternatives, such as interstate buses. Such competition may have an adverse impact on our business and results of operations.

Because we have a limited operating history, it is difficult to evaluate an investment in the ADSs and our preferred shares.

     Because we have a limited operating history, having commenced operations in January 2001, it may be difficult to evaluate our future prospects and an investment in the ADSs and our preferred shares. Our prospects are uncertain and must be considered in light of the risks, uncertainties and difficulties frequently encountered by companies with a limited operating history. Our future performance will depend upon a number of factors, including our ability to:

  implement our growth strategy;
  continue to provide high quality, reliable customer service at low fares;
  choose new markets successfully;
  stimulate customer demand for our services;
  hedge against fuel price, foreign exchange and interest rate fluctuations;

  maintain control of our expenses;
  attract, train, retain and motivate qualified personnel;
  react to customer and market demands and industry trends; and
  maintain the safety of our operations.

     We cannot assure you that we will successfully address any of these factors, and our failure to do so could adversely affect our financial condition and results of operations.

Our failure to successfully implement our growth strategy would harm the market value of the ADSs and our preferred shares.

     Our growth strategy involves expanding the number of markets we serve and increasing the frequency of flights to the markets we currently serve. Increasing the number of markets we serve and our flight frequencies depend on our ability to identify the appropriate geographic markets upon which to focus and to gain suitable airport access and route approval in these markets. There can be no assurance that the new markets we enter will provide passenger traffic that is sufficient to make our operations in those new markets profitable. Three of the airport facilities from which we operate, Santos Dumont in Rio de Janeiro, Congonhas in São Paulo, and Pampulha in Belo Horizonte, are highly congested and passenger processing is at or near maximum capacity. Five of the airports from which we operate, Juscelino Kubitschek in Brasília, Santos Dumont, Congonhas, Guarulhos International Airport in Guarulhos and Pampulha, are subject to slot restrictions limiting the number of landings and take-offs at these airports and when they can be made. Any condition that would prevent or delay our access to airports or routes that will be vital to our growth strategy, including the ability to process more passengers or the imposition of flight capacity restrictions or our inability to maintain our existing slots, and obtain additional slots, in the Juscelino Kubitschek, Santos Dumont, Congonhas, Guarulhos and Pampulha airports, could constrain the expansion of our operations. In addition, the introduction of flights between Brazil and other South American destinations outside of Brazil requires the availability of flight capacity under, and compliance with, the criteria set forth in bi-lateral treaties governing cross-border air travel that have been negotiated between Brazil and other South American countries. To the extent that there is no available capacity or we cannot comply with the criteria contained in these treaties, our plans to introduce additional flights between Brazil and other South American destinations outside of Brazil could be constrained. In addition, our plans to expand our operations into other South American countries could be adversely affected by political, economic and social conditions in those countries.

     The expansion of our business will also require additional skilled personnel, equipment and facilities. An inability to hire and retain skilled personnel or secure the required equipment and facilities efficiently and cost- effectively may adversely affect our ability to execute our growth strategy. Expansion of our markets and flight frequencies may also strain our existing management resources and operational, financial and management information systems to the point that they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas. In light of these factors, we cannot assure you that we will be able to successfully establish new markets or expand our existing markets and operations, and our failure to do so would harm our business and the value of the ADSs and our preferred shares.

We have significant fixed costs, and we will incur significantly more fixed costs that could hinder our ability to meet our strategic goals.

     We have significant fixed costs, relating primarily to operating leases for our aircraft and engines, of which approximately 16% have floating-rate rent payments based on LIBOR or U.S. interest rates. We have commitments of approximately US$2.0 billion to purchase 30 additional Boeing 737-800 Next Generation aircraft over the next five years. We expect that we will incur additional fixed obligations and debt as we take delivery of the new aircraft and other equipment to implement our growth strategy.

     Having significant fixed payment obligations could:

  limit our ability to obtain additional financing to support expansion plans and for working capital and other purposes;
  divert substantial cash flow from our operations to service our fixed obligations under aircraft operating leases and aircraft purchase commitments;

  if LIBOR or U.S. interest rates increase, require us to incur significantly more lease or interest expense than we currently do; and
  limit our ability to plan for or react to changes in our business and the airline industry and to general economic conditions.

     Our ability to make scheduled payments on our fixed obligations, including indebtedness we will incur, will depend on our future operating performance and cash flow, which will in turn depend on prevailing economic and political conditions and financial, competitive, regulatory, business and other factors, many of which are beyond our control. In addition, our ability to raise our fares to compensate for an increase in our fixed costs may be adversely affected by any imposition of fare control mechanisms by the Brazilian civil aviation authorities.

We may have to use our cash resources to finance a portion of our firm order aircraft. We may not have sufficient cash resources available to do so.

     We currently finance our aircraft through operating leases. As a result of our firm orders to purchase 30 Boeing 737-800 Next Generation aircraft, in the future we expect to own a portion of our fleet as well as continue to lease aircraft through long-term operating leases. The firm orders represent a significant financial commitment for us. While we expect that a preliminary commitment to us from the Export-Import Bank of the United States to provide guarantees covering approximately 85% of the aggregate purchase price for the firm order aircraft will assist us in obtaining low-cost financing for the purchase of the firm order aircraft, we may be required to use our own cash resources for the remaining 15% of the aggregate purchase price for the firm order aircraft. As of December 31, 2004, we had approximately R$849 million of cash, cash equivalents and short-term investments in overnight deposits and deposit certificates of highly-rated Brazilian banks and marketable securities, mainly highly-rated Brazilian government bonds. See Note 4 to our consolidated financial statements included elsewhere in this annual report. If the value or liquidity of these investments were to decrease, or we do not have sufficient cash resources, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would have an adverse impact on the execution of our growth strategy and business and could have an adverse impact on our results of operations.

Substantial increases in fuel costs or the unavailability of sufficient quantities of fuel would harm our business.

     Fuel costs constitute a significant portion of our total operating expenses, accounting for approximately 33.2% of our operating expenses for the year ended December 31, 2004. Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. In recent years, there have been significant increases in fuel prices. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. In the event of an international or local fuel supply shortage, our fuel prices may increase.

     In addition, substantially all of our fuel is supplied by one source, Petrobras Distribuidora S.A. If Petrobras Distribuidora is unable or unwilling to continue to supply fuel to us at the times and in the quantities that we require, or if Petrobras Distribuidora were to raise significantly the price it charges us for its fuel, our business and results of operations would be adversely affected. Some of our competitors may be able to obtain fuel on better terms than us, both with respect to quantity and price. Although we enter into hedging arrangements to reduce our exposure to fuel price fluctuations and have historically passed on the majority of fuel price increases by adjusting our fare structure, the price and future availability of fuel cannot be predicted with any degree of certainty. Our hedging activities or the extent of our ability to adjust our fares may not be sufficient to protect us from fuel price increases.

Insurance costs for airlines have increased substantially, and further increases would harm our business.

     Due to the threat of terrorist attacks, insurance companies have in recent years dramatically increased airline insurance premiums and significantly reduced the maximum amount of insurance coverage available to airlines for liability to persons (other than passengers) for claims resulting from acts of terrorism, war or similar events to US$150 million per aircraft.

     Law No. 10,309 of November 22, 2001 authorized the Brazilian government to assume civil liability to third parties for any damages to persons and assets on the ground caused by terrorist attacks or acts of war against aircraft of Brazilian airlines in Brazil or abroad. This law was enacted in response to the substantial increases in insurance premiums attributable to concerns about potential terrorist attacks on aircraft operated by Brazilian airlines in Brazil and abroad after the September 11, 2001 attacks in the United States. Law No. 10,744 of October 9, 2003 confirmed coverage by the Brazilian government up to an overall limit of the reais equivalent of US$1 billion for an indeterminate period of time. However, Decree No. 5,035 of April 5, 2004, which regulates the provisions of Law No. 10,744, provides that the Brazilian government may, at its sole discretion, suspend this coverage at any time, effective within seven days after the announcement by the Brazilian government of its decision to do so.

     Airline insurers could reduce their coverage or increase their premiums even further in the event of additional terrorist attacks, hijackings, airline crashes, the end of the government-sponsored coverage or other events adversely affecting the airline industry abroad or in Brazil. Significant reductions in coverage or increases in insurance premiums would harm our financial condition and results of operations.

We have only a limited number of suppliers for our aircraft and engines.

     One of the key elements of our current business strategy is to save costs by operating a simplified aircraft fleet equipped with one type of engine. After extensive research and analysis, we chose the Boeing 737-700/800 Next Generation aircraft and CFM 56-7B engines from CFM International. In light of our firm orders to purchase 30 Boeing 737-800 Next Generation aircraft and options to purchase an additional 33 Boeing 737-800 Next Generation aircraft, we expect to continue to rely on Boeing and CFM International into the foreseeable future. If either Boeing or CFM International were unable to perform their contractual obligations, we would have to find another supplier for a similar type of aircraft or engines.

     If we had to lease or purchase aircraft from another supplier, we could lose the benefits we derive from our current fleet composition. We cannot assure you that any replacement aircraft would have the same operating advantages as the Boeing 737-700/800 Next Generation aircraft or that we could lease or purchase engines that would be as reliable and efficient as the CFM 56-7B. We may also incur substantial transition costs, including costs associated with retraining our employees, replacing our manuals and adapting our facilities, to the extent that such costs would not be covered by the alternate supplier. Our operations could also be disrupted by the failure or inability of Boeing or CFM International to provide sufficient parts or related support services on a timely basis.

     Our business would also be significantly harmed if a design defect or mechanical problem with the Boeing 737-700/800 Next Generation aircraft or the CFM 56-7B engine used on our aircraft were discovered causing our aircraft to be grounded while any such defect or problem is being corrected, assuming it could be corrected at all. The use of our aircraft could be suspended or restricted by the DAC in the event of any actual or perceived mechanical or design problems while the DAC conducts its own investigation. Our business would also be significantly harmed if the public avoids flying on our aircraft due to an adverse perception of the Boeing 737-700/800 Next Generation aircraft or the CFM 56-7B engine because of safety concerns or other problems, whether real or perceived, or in the event of an accident involving Boeing 737-700/800 Next Generation aircraft or the CFM 56-7B engine.

We may be unable to maintain our company culture as our business grows.

     We believe that our growth potential and the maintenance of our results-oriented corporate culture are directly linked to our capacity to attract and maintain the best professionals available in the Brazilian airline industry. We are dedicated to providing professional, high-quality service in a positive work environment and being innovative at finding ways to improve our business. We place great emphasis on the selection and training of enthusiastic employees with potential to add value to our business and who we believe fit in with and contribute to our company culture. As we grow, we may be unable to identify, hire or retain enough people who meet the above criteria, or we may have trouble maintaining this company culture as we become a larger business. Our company culture is crucial to our business plan, and failure to maintain that culture could adversely affect our business and results of operations.

     Our business also depends upon the efforts of our chief executive officer, who has played an important role in shaping our company culture and, through his interest in Aeropar Participações S.A., owns a significant number of our shares, as well as other key executives. In the event that our chief executive officer or a number of our key executives leave our company, we may have difficulty finding suitable replacements, which could harm our business and results of operations.

We rely on third parties to provide our customers and us with facilities and services that are integral to our business.

     We have entered into agreements with third-party contractors to provide certain facilities and services required for our operations, such as aircraft and engine maintenance, ground handling, baggage handling and call center services. All of these agreements are subject to termination on short notice. The loss or expiration of these agreements or our inability to renew these agreements or to negotiate new agreements with other providers at comparable rates could harm our business and results of operations. Further, our reliance on third parties to provide essential services on our behalf gives us less control over the costs, efficiency, timeliness and quality of those services.

We rely heavily on automated systems to operate our business, and any failure of these systems could harm our business.

     We depend on automated systems to operate our business, including our computerized airline ticket sales system, our telecommunication systems and our website. Unlike our competitors, which issue traditional paper tickets to some or all of their passengers, we issue only paperless tickets. Our website and ticket sales system must be able to accommodate a high volume of traffic and deliver important flight information. Substantial or repeated website, ticket sales system or telecommunication systems failures could reduce the attractiveness of our services and could cause our customers to purchase tickets from another airline. Any disruption in these systems could result in the loss of important data, increase our expenses and generally harm our business.

We rely on maintaining a high daily aircraft utilization rate to increase our revenues. High aircraft utilization also makes us vulnerable to delays.

     One of the key elements of our business strategy is to maintain a high daily aircraft utilization rate. High daily aircraft utilization allows us to generate more revenue from our aircraft and dilute our fixed costs, and is achieved in part by operating with quick turnaround times at airports so we can fly more hours on average in a day. Our rate of aircraft utilization could be adversely affected by a number of different factors that are beyond our control, including, among others, air traffic and airport congestion, adverse weather conditions and delays by third-party service providers relating to matters such as fueling and ground handling.

     High aircraft utilization increases the risk that if an aircraft falls behind schedule during the day, it could remain behind schedule during the remainder of that day and potentially into the next day, which can result in disruption in operating performance, leading to passenger dissatisfaction related to delayed or cancelled flights and missed connections.

Our reputation and financial results could be harmed in the event of an accident or incident involving our aircraft or our aircraft type.

     An accident or incident involving one of our aircraft could involve significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent loss from service. We are required by the DAC and lessors of our aircraft under our operating lease agreements to carry liability insurance. Although we believe we currently maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate and we may be forced to bear substantial losses in the event of an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident involving our aircraft, even if fully insured, or an accident or incident involving Boeing 737 Next Generation aircraft, could cause a public perception that we are less safe or reliable than other airlines, which would harm our business and results of operations.

Our controlling shareholder has the ability to direct our business and affairs and its interests could conflict with yours.

     Our controlling shareholder has the power to, among other things (i) elect a majority of our directors and (ii) determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations, dispositions, and the timing and payment of any future dividends, subject to minimum dividend payment requirements imposed under the Brazilian corporation law. Although you are entitled to tag-along rights in connection with a change of control of our company and you will have specific protections in connection with transactions between our controlling shareholder and related parties, our controlling shareholder may have an interest in pursuing acquisitions, dispositions, financings or similar transactions that could conflict with your interests as a holder of the ADSs or our preferred shares.

We have historically faced significant fluctuations in our results of operations, and the trading price of the ADSs and our preferred shares may be affected by such variations.

     Our results of operations have at times varied significantly from quarter to quarter, and we expect variations to continue in the future. Among the factors causing these variations are the seasonal nature of air travel and the airline industry’s sensitivity to general economic conditions. Generally, the revenues from and profitability of our flights reach their highest levels during the January and July summer and winter vacation periods and in the final two weeks of December during the Christmas holiday season. The week during which the annual Carnival celebrations take place in Brazil is generally accompanied by a notable decrease in load factors. In addition, because a substantial portion of both business and leisure airline travel is discretionary, the industry tends to experience adverse financial results during general economic downturns. Any prolonged general reduction in airline passenger traffic may adversely affect our business and results of operations.

Risks Relating to the ADSs and Our Preferred Shares

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 48% of the aggregate market capitalization of the BOVESPA as of December 31, 2004. The top ten stocks in terms of trading volume accounted for approximately 56%, 53% and 45% of all shares traded on the BOVESPA in 2002, 2003 and 2004, respectively.

Holders of the ADSs and our preferred shares may not receive any dividends.

     According to our by-laws, we must generally pay our shareholders at least 25% of our annual net income as dividends, as determined and adjusted under Brazilian GAAP. This adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under the Brazilian corporation law and may not be available to be paid as dividends. We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition.

If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

     As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares.

     If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our preferred shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of the ADSs or our preferred shares.

     According to Law No. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. In the event that the disposition of assets is interpreted to include a disposition of the ADSs or our preferred shares, this tax law could result in the imposition of withholding taxes on a disposition of the ADSs or our preferred shares by a non-resident of Brazil to another non-resident of Brazil. Due to the fact that no judicial guidance as to the application of Law No. 10,833 yet exists, we are unable to predict whether an interpretation applying such tax laws to dispositions of the ADSs or our preferred shares between nonresidents could ultimately prevail in the courts of Brazil.

Substantial sales of the ADSs or our preferred shares could cause the price of the ADSs or our preferred shares to decrease.

     We, our directors and executive officers, Aeropar Participações S.A., Comporte Participações S.A. and BSSF Air Holdings LLC have agreed that, subject to certain exceptions, we and they will not issue or transfer, until 90 days after the date of the closing of our global public offering on May 3, 2005 any ADSs or our preferred shares or any options or warrants to purchase the ADSs or our preferred shares, or any securities convertible into, or exchangeable for, or that represent the right to receive, ADSs or our preferred shares. After these lock-up agreements expire or if they are waived, their ADSs and preferred shares will be eligible for sale in the public market. The market price of the ADSs and our preferred shares could drop significantly if the holders of the ADSs or our preferred shares sell them or the market perceives that they intend to sell them.

Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares.

     We may not be able to offer our preferred shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any future issuance of our preferred shares unless a registration statement under the Securities Act is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist, The Bank of New York, as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

     The Registrant was formed on March 12, 2004 as a sociedade por ações, a stock corporation duly incorporated under the laws of Brazil with unlimited duration. The Registrant’s only material assets consist of the shares of Gol, an offshore finance subsidiary, cash and cash equivalents and short-term investments. The Registrant owns all of Gol’s common and preferred shares, except for five common shares and three Class B preferred shares of Gol that are held by members of Gol’s board of directors for eligibility purposes. Our principal executive offices are located at Rua Tamoios 246, Jardim Aeroporto, 04630-000 São Paulo, SP, Brazil, and our general telephone number is +55 11 5033-4200. The telephone number of our investor relations department is +55 11 5033-4393. The telephone number of our ticket sales center in Brazil is 0300 789-2121, 81 0266-3131 in Argentina, and +55 11 2125-3200 from other countries outside Brazil. Our website address is www.voegol.com.br and our website is available in Portuguese, Spanish and English. Investor information can be found on our website under the caption “Investor Relations.” Information contained on our website is not incorporated by reference in, and shall not be considered a part of, this annual report.

Capital Expenditures

     During 2004, capital expenditures were R$533.4 million, which included expenditures of R$85.4 million related to our purchase of aircraft spare parts. During 2003, capital expenditures were R$42.7 million, which included expenditures of R$38.2 million related to our purchase of aircraft spare parts. Capital expenditures for facilities improvements and hardware purchases was R$4.0 million. During 2002, capital expenditures were R$22.4 million, which included expenditures of R$16.9 million related to our purchase of aircraft spare parts. Capital expenditures for other property and equipment, including ground equipment purchases and facilities improvements, was R$5.5 million.

B. Business Overview

     We are one of the most profitable low-cost airlines in the world and had net revenues of R$2.0 billion and net income of R$384.7 million for the year ended December 31, 2004. We are the only low-fare, low-cost airline operating in Brazil providing frequent service on routes connecting all of Brazil’s major cities. We focus on increasing the growth and profits of our business by popularizing air travel and stimulating and meeting demand for affordable, convenient air travel in Brazil and between Brazil and other South American destinations for both business and leisure passengers. We do this by offering simple, safe and efficient services while having among the lowest operating costs in the airline industry worldwide. Our long-term business objective is to bring affordable air travel to all significant destinations in South America.

     We have flown over 23 million passengers since beginning operations in 2001 and, according to the DAC, Brazil’s civil aviation authority, our share of the domestic market based on revenue passenger kilometers grew from 4.7% in 2001 to 11.8% in 2002, 19.4% in 2003 and 22.3% in 2004.

     We began our operations in January 2001 with six single-class Boeing 737-700 Next Generation aircraft serving five cities in Brazil. As of the end of the first quarter of 2005, we operated 30 single-class Boeing 737 aircraft serving 39 destinations in Brazil and one destination in Argentina. We have placed firm purchase orders with The Boeing Company for 30 737-800 Next Generation aircraft and we have options to purchase an additional 33 737-800 Next Generation aircraft. Currently, six firm order aircraft are scheduled to be delivered in 2006, thirteen in 2007, seven in 2008 and four in 2009. We took delivery, under two- and three-year operating leases, of five Boeing 737-300 aircraft in the second half of 2004, which we are using to help meet our short-term capacity needs while we await the delivery of the new 737-800 Next Generation aircraft.

     Our strategy is to offer travelers in Brazil and other South American countries a low-fare transportation alternative that we believe is cost-competitive versus conventional airline and bus transportation. We have a diversified revenue base, with customers ranging from business passengers traveling between densely populated cities in Brazil, such as São Paulo, Rio de Janeiro and Belo Horizonte, to leisure passengers traveling to destinations throughout Brazil and to Argentina. We carefully evaluate opportunities to continue the growth of our business through increasing the frequency of flights to our existing high-demand markets and adding new routes to overpriced routes in Brazil and to other South American destinations. In December 2004, we commenced service to Buenos Aires, our first destination outside of Brazil. We expect to commence service to Santa Cruz de la Sierra, Bolivia during the second half of 2005. We have been authorized by the Commission for Studies on International Navigation (Comissão de Estudos Relativos à Navigação International, or CERNAI) to operate routes between Brazil and Montevideo, Uruguay, and between Brazil and Asunción, Paraguay. We expect to receive authorization from the DAC to commence flights on these international routes during the second half of 2005. We intend to actively expand our cross-border services.

     Our affordable, reliable and simple service and our focus on markets that were either underserved or did not have a lower-fare alternative has led to a strong awareness of our brand and a rapid increase in our market share. Generally, our low operating costs allow us to set our fares at levels significantly lower than the average fares of our primary competitors. This approach has helped us win customer loyalty and in certain markets to stimulate demand by attracting new customers who previously used other means of travel or traveled less often due to price sensitivity. We have kept our operating costs low principally by maintaining a simplified aircraft fleet that is one of the industry’s newest, which reduces maintenance and fuel costs and facilitates our high aircraft utilization, and concentrating heavily upon internet-based distribution channels and sales. We offer a simplified product to our customers with single-class seating and a light snack and beverage service. We are an airline that effectively employs technology to make our operations more efficient. The strong promotion of internet-based distribution channels and sales is an integral element of our low cost structure and efficiency. This emphasis has made us one of the largest e-commerce businesses in South America in terms of revenues from sales over the internet. We have developed an innovative company culture that is supported by a highly motivated and streamlined workforce. Members of our senior management team have an average of approximately 20 years of experience in the domestic and international passenger transportation industries, and we have been able to draw upon this extensive experience to develop and strengthen our low-cost operating structure.

     Our emphasis on controlling costs and yield management has given us flexibility in setting our fares to achieve a balance between our load factors and yields that we believe will generate the highest profitability for us. During a time when the airline industry globally was suffering from increased fuel prices, we generated net income of R$384.7 million in 2004. Our profitable results in 2004 were due largely to the economies of scale from the growth of our business and having a cost per available seat kilometer that was approximately 30% lower on a stage-length adjusted basis than that of our primary competitors, based upon our analysis of publicly available data.

     Our operating model is based on a highly integrated, multiple-stop route network that is a variation on the point-to-point model used by other successful low-cost carriers worldwide. The high level of integration of flights at selected airports permits us to offer frequent, non-stop flights at low fares between Brazil’s most important economic centers and ample interconnections through our network linking city pairs through a combination of two or more flights with little connecting or stop-over time. Our network also allows us to increase our load factors on our strongest city pair routes by using the airports in those cities to connect our customers onwards to their final destinations. This strategy increases our load factor by attracting customers traveling to secondary markets who prefer to pay lower fares even if this means making one or more stops before reaching their final destination. Finally, our operating model allows us to build our flight routes to add destinations to cities that would not, individually, be feasible to serve in the traditional point-to-point model, but that are feasible to serve when simply added as additional points on our multiple-stop flight network. We do this by offering low-fare early-bird or night flights to lower-traffic destinations, which are usually the first or last stops on our routes, allowing us to increase our aircraft utilization and generate additional revenues.

     The end result is that our operating model, when combined with our low fares and reliable service, stimulates demand for air travel, and helped us to achieve a load factor of 71% in 2004, as compared to an average domestic load factor of 63% for our three largest Brazilian competitors in the same period, according to the DAC. The interconnectivity of our network also resulted in approximately one-half of our passengers making connections or stops while traveling to their final destination. During 2004, we maintained high standards of operating efficiency and customer satisfaction, completing 98% of our scheduled flights with on-time performance of 97%, based on our internal data.

     We are controlled by Brazil’s Áurea group. The Áurea group has more than five decades of successful operating experience in Brazil’s bus transportation industry, and brings the benefits of this expertise in the Brazilian transportation industry to our strategy and operations.

Our Competitive Strengths

     Our principal competitive strengths are:

     We Keep Our Operating Costs Low. Our cost per available seat kilometer for the year ended December 31, 2004 was R$15.7 cents, or approximately US$5.9 cents. We believe that our cost per available seat kilometer for the year ended December 31, 2004, adjusted for the average number of kilometers flown per flight, was one of the lowest in the airline industry worldwide, and was on average approximately 30% lower than that of our primary competitors, based upon our analysis of data collected from publicly available information. Typically, airline operating costs per kilometer decrease as flight length increases. Our low operating costs are the result of being innovative and using best practices adopted from other leading low-cost carriers to improve our operating efficiency, including:

  Efficient use of aircraft. During 2004, our aircraft flew an average of 13.6 block hours per day, the highest aircraft utilization rate in the Brazilian domestic airline industry, according to the DAC, and among the highest worldwide according to airline company public filings. We achieve high aircraft utilization rates by operating a new fleet that requires less maintenance down time, accomplishing a fast turnaround on our aircraft between flights and operating more flights per day per aircraft than our competitors. The fast turnaround time for our aircraft between flights, which averages just 25 minutes, minimizes connection times for our passengers and enables our aircraft to fly an average of 11 flight legs a day, as compared to an estimated average of 7 flight legs a day by our primary competitors. We increase the speed of preparing our aircraft for the next flight by loading and unloading passengers through front and rear aircraft doors when possible, minimizing catering requirements and having cabin crew assist with cleaning the aircraft. Our efficient use of our fleet has helped us to generate revenue at times when the aircraft of our competitors are still on the ground and has allowed us to spread our fixed costs over a greater number of flights and available seat kilometers. As part of our aircraft utilization strategy, we introduced night flights on certain routes in December 2003 at very low fares to increase utilization, generate higher load factors and stimulate demand. Our night flights, which generated average load factors of 90% in 2004, have helped us to make our fleet productive practically 24 hours per day. We also offer air cargo services on our flights to generate incremental revenue from space in the stronghold sections of our aircraft that would otherwise remain unutilized.
  Operation of a simplified fleet. Currently, we operate a simplified fleet type consisting of 29 Boeing 737 aircraft. We have firm orders and purchase options for up to 63 Boeing 737-800 Next Generation aircraft. Delivery of the current firm order aircraft is scheduled to occur between 2006 and 2009 and the purchase options are exercisable for deliveries between 2007 and 2010. Having a fleet with minimal aircraft types reduces inventory costs, as fewer spare parts are required, and reduces the need to train our pilots to operate different types of aircraft. In addition, keeping the number of types of aircraft we operate to a minimum simplifies our maintenance and operations processes. As our maintenance technicians become better trained and perform maintenance procedures more efficiently, we are able to schedule preventive maintenance with more regularity, which helps to reduce costs. While our focus on having the lowest operating costs means that we will periodically review our fleet composition to ensure that it is achieving our low-cost goals, any decision we may make to introduce a new fleet type will be made only after carefully weighing the performance and profitability benefits of doing so against the emphasis we place on maintaining simplified operations.
  Use of efficient, low-cost distribution channels. Our effective use of technology helps us to keep our costs low and our operations highly scaleable and efficient. We seek to keep our distribution channels streamlined and convenient so as to allow our customers to interact with us directly via the internet. Approximately 80% of our ticket sales are through our website, and our customers can check-in for their flights online and by web-enabled cell phones. As a result of our emphasis on low-cost distribution channels, we generate more revenues from online ticket sales than any other airline company in Brazil. We enjoy significant cost savings associated with automated ticket sales, all while making the selection of travel options more convenient for our customers. We estimate that our distribution costs using our online ticket sales system is approximately 62% lower than our distribution costs involving more traditional means, such as the Global Distribution System, or GDS. In addition, like other low-cost carriers, but unlike our competitors, all travel on our flights is ticketless. The elimination of paper tickets saves paper costs, postage, employee time and back-office processing expenses. Also, we do not need to maintain physi cal ticket sales locations outside of airports.

  Flexible and efficient operating approach. We always seek the most cost-effective way of providing our services to our customers without compromising quality and safety. We constantly evaluate our operations to see if sensible cost-savings opportunities exist. As a result, we outsource the work that can be done properly and more efficiently by third parties and we internalize the functions that our employees can do more cost-efficiently. We have arrangements on competitive terms with third-party contractors at certain airports for passenger, aircraft and baggage handling, and call center customer services. We get competitive rates for these services by negotiating multi-year contracts at prices that are fixed or subject only to periodic increases linked to inflation. Conversely, we plan to internalize aircraft heavy maintenance work that is currently outsourced because we believe our employees can provide this service at a high standard and lower cost than third-party contractors. In addition, we will be able to better determine the timing of heavy maintenance so as to help maximize aircraft utilization.

     We Stimulate Demand for Our Services. We believe that through our low fares and high-quality service, we provide the best value in our markets and create demand for air travel services. Our average fares are lower than the average fares of our primary competitors. We identified and stimulated a demand among both business and leisure passengers for air travel that is convenient, simple and is a reasonably priced alternative to traditional air, bus and car travel. By combining low fares with simple and reliable service that treats passengers equally in a single-class environment, we have successfully increased our market share, strengthened customer loyalty and are we attracting a new group of air travelers in our markets. These new travelers did not previously consider air travel when making their plans due to the higher prices and more complicated sales procedures that preceded our entry into the market. For example, our night flights, for which we offer highly competitive fares, have proven to be very successful, generating average load factors of 90% during 2004. We believe our night flights attract passengers who previously relied upon bus or car travel and who have now become air travel customers. We estimate that on average, approximately 10% of the customers on our flights are either first-time flyers or have not flown for more than one year.

     We Have One of the Newest Fleets in the Industry. Our current fleet of 29 Boeing 737 aircraft has an average age of 6.8 years, making our fleet the newest in South America and one of the newest in the industry worldwide. We believe that the firm orders and purchase options we have for the delivery of up to 63 new Boeing 737-800 Next Generation aircraft, with expected delivery dates between 2006 and 2010, will help us to retain this competitive advantage. Our new fleet has enabled us to enjoy a high degree of performance reliability and to develop a reputation among customers for being an airline that delivers a safe, on-time, modern and comfortable travel experience. Our Boeing 737-800/700 Next Generation aircraft type provides us with state-of-the-art technology and aerodynamics with increased flying speed, improved fuel efficiency and simplified maintenance procedures.

     We Have a Strong Brand that Is Widely Recognized Among Consumers. We believe that the Gol brand has become synonymous with innovation and value in the Brazilian domestic airline industry. Gol was chosen as the 2004 “Company of the Year” by the annual Melhores e Maiores (The Biggest and Best) edition of Exame magazine, one of the most important business publications in Brazil. Our customers also identify us as being accessible, friendly, fair and reliable and distinguish us in Brazil’s domestic airline industry on the basis of our modern and simplified approach to providing air travel services. Customer satisfaction surveys conducted in 2004 by Omni Marketing, an independent third-party market research firm, indicated that more than nine out of every ten passengers are satisfied with Gol, would fly again with Gol and consider Gol to be an innovative, modern and practical company. Our effort at promoting our brand awareness has earned us recognition from the marketing industry in Brazil as well. Our advertising campaigns received the Top of Marketing award from Brazil’s Association of Marketing and Sales Directors in 2002 and our website won the Ibest award, a major internet-related award in Brazil, for the best transportation website in 2003.

     We Have a Strong Financial Position. We have focused on maintaining a strong financial position with significant cash balances and a low debt to capitalization ratio. As of December 31, 2004, we had R$405.7 million of cash and cash equivalents, R$443.3 million of short-term investments, R$386.4 million of accounts receivable and R$289.4 million of U.S. dollar denominated deposits for aircraft leasing and aircraft engine maintenance contracts, representing a total of R$1,524.9 million. As of December 31, 2004, our debt to capitalization ratio was 9.3% .

     We Actively Manage Risk. We actively monitor movements in fuel prices, foreign exchange rates and interest rates. We are able to adjust our fares to compensate for changes in fuel prices and the exchange rate of the real versus the U.S. dollar. Our general policy is to hedge on a short-term basis a majority of the fuel we expect to consume and our U.S. dollar exchange rate exposure, so as to minimize the effects of adverse changes in the fuel or foreign exchange markets.

     We Have a Motivated Workforce and a Proven Management Team. We benefit from a highly motivated workforce that brings a new enthusiasm to air travel and a commitment to high standards of friendly and reliable quality service that we believe distinguishes us in our markets. We believe that the positive feedback we received from our customers in our customer satisfaction surveys is directly related to the priority our employees place on delivering top quality customer service. We invest a significant amount of time and resources into carefully developing the best training practices and selecting individuals to join our team who share our focus on ingenuity and continuous improvement. We conduct ongoing training programs that incorporate industry best practices and encourage strong and open communication channels among all of the members of our team so that we can continue to improve the quality of the services we provide. We also motivate our workforce by providing our employees with profit sharing and through participation in our stock option program. Our top managers have an average of approximately 20 years of experience in the Brazilian passenger transportation industries and this experience has helped us to develop the most effective elements of our low-cost model.

Our Strategy

     To continue the growth of our business and increase its profitability, our strategy will be to further stimulate customer demand by continuing to offer a single-class of air travel service at low fares, while maintaining a high standard of quality and safety. We will strive to keep our operating costs low and relentlessly pursue ways to make our operations more efficient. Our objectives are to provide the best travel value in the markets we serve, to encourage people to fly by making air travel accessible in our markets, and to further increase our market share. We will continue to evaluate opportunities to expand our operations by adding additional flights to existing high-demand routes and night-flight domestic routes, adding new domestic routes where sufficient market demand exists and expanding into other high-traffic centers in other South American countries. Our vision is to be recognized by 2010 as the airline that popularized high-quality, low-fare air transportation in South America. The following are the key elements of our strategy:

     To Expand Our Customer Base by Offering Services to High-Demand or Overpriced Routes. When planning the growth of our business, we will continue to establish bases, select our routes and build the frequency of our service based upon the extent and type of demand in the regions we serve in Brazil and other South American countries. In particular, we expect to increase our focus on business travelers from medium-sized companies, a growing customer base that tends to be more price sensitive, by closely monitoring the routes and flight frequencies that best serve their travel needs and increasing our marketing efforts directed at this segment of our customer base. For example, in response to the high volume of business travelers between Brazil’s primary financial centers, São Paulo and Rio de Janeiro, we have increased our flight frequency on this route from 5 flights per day when we began transporting passengers in January 2001 to 55 flights per day as of December 31, 2004. We are also very focused on stimulating demand and capturing market share in both the leisure and “visiting friends and relatives” market segments. For example, in response to a perceived demand for late evening flights linking São Paulo and Rio de Janeiro to allow travelers to avoid the need for overnight stays, we added night flight services between the two cities in December 2003 and to other cities in Brazil later on. Our night flights generated average load factors of 90% in 2004. We will continue to carefully evaluate opportunities to meet demand for leisure travel by expanding flight frequencies on existing routes, expanding successful night flight services and adding additional routes where we perceive a market demand, such as daytime flights to and from Guarulhos airport in São Paulo, Brazil’s largest airport.

     We believe that the same business model and route management techniques that we have successfully introduced in Brazil to help popularize air travel can also be used to capture market share and stimulate demand for air travel between Brazil and neighboring South American countries. We are pursuing opportunities to offer flights on routes between Brazil and select cities in other South American markets where growth opportunities exist. For example, we began offering daily services between Guarulhos and Buenos Aires, Argentina in December 2004. These flights quickly achieved profitability and we added seasonal scheduled night flights between Navegantes and Porto Alegre, Brazil and Buenos Aires, Argentina in January 2005. We expect to commence flights to Santa Cruz de la Sierra, Bolivia during the second half of 2005. We have been authorized by the CERNAI to operate routes between Brazil and Montevideo, Uruguay, and between Brazil and Asunción, Paraguay. We expect to receive authorization from the DAC to commence flights on these international routes during the second half of 2005. The future addition of routes between Brazil and cities in neighboring South American countries will be based upon an extension of our existing network using the same growth strategy that has proven to be successful for us to date. We also expect that the introduction of these flights will add traffic to our network, increasing our overall load factor.

     To Continue to Reduce Our Operating Costs and Improve Operating Efficiency. Continuing to reduce our operating costs per available seat kilometer is a key to increasing profitability. We aim to remain one of the lowest cost airlines in the world. To date, we have worked toward achieving this goal by assembling a new fleet of single-class aircraft that is capable of safely and reliably accommodating a high utilization rate, incurs low maintenance costs and is fuel-efficient. We are also working to achieve this goal by using our aircraft efficiently, concentrating on minimizing our turnaround times at airports and increasing our number of daily flights per aircraft. We will also continue to utilize technological innovations wherever possible to reduce our distribution costs and improve our operating efficiency. We expect to benefit from economies of scale and reduce our average cost per available seat kilometer as we add additional aircraft to an established and efficient operating infrastructure. We intend to construct a new maintenance facility at Tancredo Neves International Airport in the State of Minas Gerais that will enable us to internalize the heavy maintenance currently performed on our aircraft by third party contractors. We expect that internalizing aircraft heavy maintenance will better allow us to determine the timing of heavy maintenance so as to help maximize aircraft utilization.

     To Keep Our Customer Service Offering Simple and Convenient. We believe that we are perceived by our customers as providing excellent value at reasonable fares and acting as a catalyst for changing the way the Brazilian airline industry works. In addition to offering low fares, our strategy is to make flying a simpler, more convenient experience. We have achieved this objective largely through the elimination of unnecessary extras and common-sense applications of technology. We encourage our customers to use the internet not only to make reservations, but also to make many of the arrangements from the comfort of their home or office that they would otherwise have to make at crowded airports or airline ticket offices, such as checking-in and changing their seat assignments. We provide free shuttle service between airports and drop-off zones on selected routes. We offer customers single-class, pre-assigned seating flights, do not overbook our flights and have designated female lavatories. Our strategy will be to continue to seek ways to make the Gol brand signify simplicity and convenience in the minds of air travelers.

     To Stimulate Demand with Low Fares. Our widely available low fares and superior product offering are designed to popularize air travel and stimulate demand, particularly from fare-conscious leisure travelers and small- to mid-size business travelers who might otherwise have used alternative forms of transportation or would not have traveled at all. Our strategy is to continue to stimulate demand and encourage more people to fly by continuing to provide a superior product and low-fares. We will also continue to provide our customers with flexible payment mechanisms, such as monthly installment payments. The following table shows total passengers enplaned at select airports served by us for the year ended December 31, 2000 (just before we commenced our operations) and the year ended December 31, 2004. The table also sets forth the date we commenced service at each airport and the compound annual growth rate of passengers enplaned at such airports.

		Total Passenger
		Traffic (Arrivals and
		Departures) Year
		Ended December 31,

	Service			CAGR (%) 2000-2004
Airport	Commencement Date	2000	2004

		(in millions)
Brasília	January 2001	5.43	9.90	16.2
Salvador	January 2001	3.02	3.86	6.3
Curitiba	May 2001	2.07	2.75	7.3
Recife	April 2001	2.14	3.02	9.0
Porto Alegre	January 2001	2.25	2.95	7.0
Belo Horizonte	January 2001	2.09	3.19	11.2
Fortaleza	December 2001	1.44	2.06	9.4
Vitória	November 2001	0.84	1.25	10.3
Florianópolis	January 2001	0.72	1.30	15.8
Top 50 Airports	—	55.61	71.22	6.4
________________________________________

Source: INFRAERO

Routes and Schedules

     Our aircraft fly to various points on our route network linking our destinations. We generally offer direct flights between city pairs with high traffic volumes, such as São Paulo to Rio de Janeiro, which enables many of our business travelers to fly with us directly to their destinations. In 2004, we added ten additional flights between Congonhas in São Paulo and Santos Dumont in Rio de Janeiro. However, after directly connecting high-density cities along the primary business routes, our aircraft often make multiple stops linking other destinations, thereby also attracting passengers who prefer to pay lower fares even if this means making one or more stops or connections before reaching their final destination. This variation on the point-to-point approach to routing means, for example, that an aircraft flying on a high-traffic route such as between São Paulo and Brasília may, instead of returning to São Paulo upon the completion of the leg, continue northward from Brasília to Belém and then westward to Manaus before returning southward. We believe this model of flight scheduling has helped us to more frequently serve a greater number of cities, generate higher load factors and stimulate demand for air travel in new markets, while also enabling us to increase aircraft utilization and provides our customers with more destination options.

     At the end of the first quarter of 2005, we provided regularly scheduled services to 39 destinations in Brazil and one destination in Argentina. During the second half of 2004 and beginning of 2005, we commenced regularly-scheduled services to 11 additional cities in Brazil-- Londrina, Joinville, Uberlândia, Porto Velho, Rio Branco, Caxias do Sul, Foz do Iguaçu, Teresina, Petrolina, Aracaju and João Pessoa. In December 2004, we began offering two daily flights between Guarulhos International Airport in São Paulo and Ezeiza International Airport in Buenos Aires, Argentina, and in January 2005, we began offering seasonal scheduled flights between Navegantes and Porto Alegre, Brazil and Buenos Aires, Argentina. By adding points of destination for our customers, we believe we can increase our overall load factor.

     The following table sets forth the cities we serve and the number of flights we have operated per day serving those cities for the periods shown (fractions have been rounded):

	Flights per Day

City	2002	2003	2004

Aracajú	—	—	1
Belém	4	4	4
Belo Horizonte	12	18	19
Brasília	21	23	25
Buenos Aires	—	—	1
Campinas	5	6	6
Campo Grande	3	4	5
Caxias do Sul	—	—	1
Cuiabá	2	2	3
Curitiba	15	16	20
Florianópolis	10	7	7
Fortaleza	5	6	8
Foz do Iguaçu	—	—	1
Goiânia	4	2	2
Joinville	—	—	1
Macapá	1	1	1
Londrina	—	—	2
Maceió	—	2	1
Manaus	2	2	3
Maringá	2	2	2
Natal	2	1	3
Navegantes	2	2	2
Palmas	—	1	1
Porto Alegre	10	12	13
Porto Seguro	1	2	2
Porto Velho	—	—	2
Recife	10	7	9
Ribeirão Preto	—	—	1
Rio Branco	—	—	2
Rio de Janeiro
Santos Dumont(1)	21	25	13
Galeão(1)	13	12	29
Salvador	9	12	13
São Luiz	—	1	1
São Paulo
Congonhas	36	44	55
Guarulhos	—	1	8
Teresina	—	—	1
Uberlândia	—	—	2
Vitória	5	6	6

Total	195	221	276

________________________________________
(1)	In 2004, air traffic other than shuttle service between Rio de Janeiro and select cities was re-routed from Santos Dumont to Galeão.

     In addition to monitoring growing market demand for increased daily flight frequency on our existing routes, we also seek to offer services in markets with previously untapped demand. For example, the highly competitive fares we offer for travel on our night flights are set to compete with interstate bus companies for customers who may otherwise not have previously considered air travel as an option due to their price sensitivity. We are also pursuing opportunities to offer flights on routes between Brazil and select cities in other South American countries where favorable market opportunities exist using the same business model and route management techniques that have proven successful within Brazil. For example, in addition to our current daily flights to Buenos Aires, Argentina, in January 2005, we were authorized by the CERNAI to operate regular flights from Brazil to Santa Cruz de La Sierra, Bolivia, which we expect to begin operating in the second half of 2005. We have been authorized by the CERNAI to operate routes between Brazil and Montevideo, Uruguay, and between Brazil and Asunción, Paraguay. We expect to receive authorization from the DAC to commence flights on these international routes during the second half of 2005.

Customer Value

     We recognize that while low fares may initially encourage people to fly with us, we must offer excellent services to ensure that a new customer will become a repeat customer. As a result, we pay particular attention to the details that help to make for a pleasant, hassle-free flying experience, including:

  ticketless travel;
  convenient on-line sales, check-in, seat assignment and flight change and cancellation services;
  web-enabled cell phone ticket sales and check-in;
  self check-in at kiosks at designated airports;
  airport parking discounts;
  designated female lavatories;
  single-class, pre-assigned seating;
  friendly and efficient in-flight service;
  modern aircraft interiors;
  quick turnaround times at airport gates; and
  free or discounted shuttle services between airports and drop-off zones on certain routes.

     We also recognize that efficient and punctual operations are of primary importance to our customers. This emphasis resulted in our completion factor of 98% and on-time performance rate of 97% in 2004, based on company data.

     Based on feedback from our customers, we believe we are meeting and exceeding their service expectations, as more than 90% of those responding to a 2004 customer satisfaction survey conducted by Omni Marketing, an independent third-party market research firm, indicated that are completely satisfied with Gol, would fly again with Gol and consider Gol to be an innovative, modern and intelligent company.

Safety

     Our most important priority is the safety of our passengers and employees. We maintain our aircraft in strict accordance with manufacturer specifications and all applicable safety regulations, and perform routine line maintenance every day. Our pilots have extensive experience, with flight captains having more than 10,000 hours of career flight time, and we conduct ongoing courses, extensive flight simulation training and seminars addressing the latest developments in safety and security issues. We closely follow the standards established by the Air Accident Prevention Program of the DAC and we have installed the Flight Operations Quality Assurance System, which maximizes proactive prevention of incidents through the systematic analysis of the flight data recorder system. All of our aircraft are also equipped with Maintenance Operations Quality Assurance, a troubleshooting program that monitors performance and aircraft engine trends. The Brazilian civil aviation market follows the highest recognized safety standards in the world. Brazil is classified as a Category 1 country in flight safety standards by the International Civil Aviation Organization, which is the same classification held by the United States and Canada. We are also an active member of the Flight Safety Foundation, a foundation for the exchange of information about flight safety.

Sales and Distribution

     Our customers can purchase tickets from us through a number of different channels, including via our website, our call center and at airport ticket counters. Our customers can also purchase tickets from us through travel agents, who are an important, widely-used travel service resource in Brazil. All travel on our flights is 100% ticketless. While our customers have the convenience of choosing from any of our distribution options, we are primarily an internet-based company with respect to both distribution and sales. We strongly promote the use of our website because it is our most efficient distribution channel in terms of cost-savings and customer convenience. By focusing on virtual distribution, we are able to streamline our ticket sales and services and eliminate the need to incur costs associated with more traditional distribution channels, such as physical ticket sale centers located outside of airports. In addition to being cost-effective, focusing on internet distribution also provides our customers with high levels of convenience, as they are better able to interact with us when they want and how they want, in either Portuguese, English or Spanish. Consistent with our philosophy of using a “24 hours a day” operating strategy to generate revenues, such as through our high aircraft utilization and night flights, focusing on internet distribution allows us to conduct business with our customers 24 hours a day. As a result of this emphasis on virtual distribution, we have become one of the largest e-commerce businesses in South America in terms of revenue from internet-based sales. Our partnership with travel agents in Brazil also provides us with more than 5,000 virtual ticket counters throughout the country.

     For the year ended December 31, 2004, approximately 76% of our passenger revenues, whether directly to the customer or through travel agents, were made via the internet, making us one of the worldwide industry leaders in this area, as compared to 7% and 10% of our passenger revenues being made through call centers and the GDS, respectively. The remaining 7% of our passenger revenues for the year ended December 31, 2004 were through our airport ticket counters and our internal systems. We estimate that we sell a ticket through our website every nine seconds.

     To illustrate the importance of continuing to focus on increasing internet-based ticket sales directly to our customers, it costs an average of approximately R$2.11 for each ticket sale made directly to a customer through our website. By comparison, internet ticket sales through travel agents cost an average of approximately R$3.95 per sale, call center ticket sales cost an average of approximately R$4.50 per sale and GDS ticket sales cost an average of approximately R$10.50 per sale.

     We currently outsource work related to our call center distribution channel to independent contractors working under the supervision of Gol employees. We intend to internalize our call center operations, as we believe we can implement measures to further reduce the cost of call center-based sales. Another measure we have taken to contain distribution costs is to issue paperless tickets only, which saves paper costs, postage, employee time and back-office processing expenses.

     An important element of our business strategy is to cater to the corporate client, one of the most demanding customers in the market. Approximately 60% of our passenger traffic consists of business customers and approximately two-thirds of our corporate client base consists of small-and medium-sized companies with fewer than 500 employees. Business travelers have provided greater stability in our demand, as they fly regularly and not only during peak travel seasons. We have increased flight frequencies, destinations and fleet size so that we can increase options for our corporate customers. To further develop our business relationship with our corporate customers, we have also entered into alliances with hotel chains and rental car service providers to offer our corporate customers the convenience of packaged transportation and accommodation arrangements. We will continue to focus on expanding our base of cost-conscious, medium-sized corporate clients who serve as a source of recurring revenues.

     We advertise primarily through cost-efficient media, including internet websites, radio spots, local newspaper ads and billboards. When establishing a route in a new market, approximately two weeks before we begin offering air travel services, we send representatives to high-concentration areas in the new market such as shopping malls, popular restaurants and discos to hold promotional giveaways and make people aware of their new travel option by focusing on our low fares and efficient service. Our Aqui todo mundo pode voar, or “Here everyone can fly” advertising campaign, launched in July 2004, has been very effective in promoting our objective to popularize air travel in Brazil.

     We also use innovative promotions to stimulate demand for air travel. For example, we first offered our night flights in December 2003 as a temporary measure designed to attract customers who may not have previously considered air travel as an option due to their price sensitivity and also to generate revenues from our aircraft at times they would otherwise have remained idle. These flights proved to be extremely popular among customers, achieving an average load factor of 90%, and so we decided to offer them on a permanent basis. In 2004, we introduced our Brasil mais perto, or “Brazil is closer”, campaign, which featured very low internet-based fares for weekend travel and we also offered promotional prices for certain customer segments, such as senior citizens and children. We believe that the high number of visits to our website, which averaged 650,000 visitors per month during the fourth quarter of 2004, are in part the result of the customer interest created by our promotions.

     Unlike other Brazilian airlines, we do not accept customer reservations for flights. Instead, tickets are paid for by our customers at the time their seat is secured. This eliminates the possibility of overbooking, and guarantees all of our ticketed customers a seat on our flights.

Awards

     We have received a number of awards for matters such as service excellence, our website, finance, marketing and social responsibility. Among the highlights were:

  The iBest Award (2004) for the best website in the transportation category;
  Company of the Year (2004) in Exame magazine’s Melhores e Maiores, or “the Biggest and the Best” edition;
  Best Financial Management in Airline Sector (2004) in Isto é Dineiro magazine’s Melhores da Dinheiro 2004;
  Top Sales Award ADVB (Association of Sales and Marketing Professionals) (2003)
  Best Brazilian Airline (2003) by Transporte Moderno Magazine;
  Top Marketing Award ADVB (Association of Sales and Marketing Professionals) (2002); and
  A social responsibility award for our sponsorship of cultural and social programs by Editora Referência and Mídia Mundo Marketing.

Pricing

     Our emphasis on keeping our operating costs low has in turn allowed us to set low fares while achieving and increasing profitability. We have designed our fare structure to balance our load factors and yields in a way that we believe will generate the most profits from our flights. Our fares are below the average fares of our competitors and we dedicate most of our seats to the lower fare classes. As a result, we believe that we have established a reputation among our customers for more consistently delivering seats at our lowest advertised prices than do our competitors. Our approach to more transparent and competitive pricing has forced fares down in many of the markets that we have entered. Consistent with airline industry market practice in Brazil, with the exception of our deeply discounted night flights or special offers and promotions, we do not have advance purchase restrictions, minimum stays or required Saturday night stayovers. As provided for in the DAC regulations, passengers canceling travel plans on our flights are subject to a cancellation penalty. Passengers canceling their travel plans on our flights can either reschedule (if it occurs up to 24 hours prior to the flight and subject to the fare differential, if any), leave a credit for future flights or be reimbursed for 80% of their fare. If the cancellation occurs less than 24 hours before the scheduled flight time, there is an additional penalty of R$25.00. We charge no-show customers a R$40.00 change fee, plus fare differential, if any, to use their ticket for another flight. If the replacement flight has a lower fare than the original flight (after giving effect to the change fee), the customer receives a credit equal to the difference.

     In connection with our night flights, we set deeply discounted fares designed to compete with bus lines for travel to the same destinations. This approach has helped us to maximize our aircraft utilization rates to generate revenue during all times of the day. The night flights have also increased our customer base to include those who have previously only used other modes of transportation. The night flight fares usually require a two to five night minimum stay.

     We also adjust our pricing in accordance with changes in passenger volume stemming from imbalances in the direction of traffic, such as during the holiday season. These periods often create demand peaks that result in traffic flows that are weighted heavily in one direction, causing demand for seats in the other direction to be low. During these periods, we discount fares on the lower demand flights to stimulate traffic on those routes to help offset our fixed costs.

Yield Management

     Yield management involves the use of historical data and statistical forecasting models to produce knowledge about our markets and guidance on how to compete in them to maximize our operating revenues. Yield management and pricing form the backbone of our revenue generation strategy and they are also strongly linked to our route and schedule planning and our sales and distribution methods. Our yield management practices enable us not only to react quickly in response to market changes but also to anticipate and help shape market changes. For example, our yield management is instrumental in helping us to identify times and the routes for which we offer promotions. By offering lower fares for seats that our yield management indicates would otherwise remain unsold, we capture additional revenue and also stimulate customer demand.

     The number of seats we offer at each fare level in each market results from a continual process of analysis and forecasting. Past sales history, seasonality, the effects of competition and current sales trends are used to forecast demand. Current fares and knowledge of upcoming events at destinations that will affect traffic volumes are included in our forecasting model to arrive at optimal seat allocations for our fares on specific routes. Also, our practice of not accepting seat reservations but instead requiring customers to pay for tickets at the time their seat is secured helps to increase the accuracy of our yield management. We use a combination of approaches, taking into account yields and flight load factors, depending on the characteristics of the markets served, to arrive at a strategy for achieving the best possible revenue per available seat kilometer, balancing the average fare charged against the corresponding effect on our load factors. For this purpose, we use a sophisticated M.I.T.-developed forecasting, optimization and competitive analysis technology that proposes the optimal fare mix for a given flight based on the historical purchasing behavior of our customers. We do a complete cycle of analysis every working day to keep up-to-date on changes to any of the variables we consider to be factors of yield management. Our revenue management system is similar to that used by other successful low-cost carriers, such as Ryanair and JetBlue.

Competition

     There is currently no other low-cost airline in Brazil offering scheduled air passenger services. As the growth in the Brazilian low-cost, low-fare sector evolves, we may face increased competition from new low-cost, low-fare entrants and from primary competitors that reduce their fares to attract new passengers in some of our markets. We believe that we offer the best value in the Brazilian domestic airline industry and that the emergence of new low-fare entrants would help to further stimulate overall demand for low-fare air travel in Brazil.

     Airlines in Brazil compete primarily on the basis of routes, fare levels, frequency of flights, reliability of services, brand recognition, passenger amenities, such as frequent flyer programs, and customer service. We believe that our low-cost operating model and our low fares enable us to compete favorably in many of these areas. See “—Our Competitive Strengths.”

     Our competitors and potential competitors include Brazil’s major airlines, regional airlines, charter airlines and new entrants, which mainly have regional networks. Our primary competitors are Varig and TAM Linhas Aéreas S.A., or TAM, each of which is a full-service carrier offering flights on domestic routes and international routes. In February 2003, Varig and TAM began discussions to merge their operations and started operating under a code-sharing agreement. The two companies, however, no longer plan to merge and they ended their code-sharing arrangements in May 2005. On June 17, 2005, Varig filed for bankruptcy protection in Brazil and the United States, requesting a temporary suspension of its debt repayments for 180 days. Under Brazilian bankruptcy law, Varig has 60 days to present a recovery plan to its creditors. In the past, the Brazilian government, Varig’s biggest creditor, has allowed certain airline companies to restructure their government-related debt.

     Prior to 2004, Viação Aérea São Paulo-VASP, or VASP, one of Brazil’s legacy carriers, was a primary competitor. However, in light of continued financial difficulties, VASP substantially reduced its operations in 2004, accounting for less than 1% of the domestic market share in December 2004. In January 2005, the DAC terminated the last remaining VASP flights.

     When we enter a new market, our primary competitors often reduce fares using capacity controls, such as limitations on the number of seats available in varying discount ranges, the use of minimum stay-over requirements and other restrictions to limit yield erosion. Our primary competitors have also used their customer loyalty plans as a competitive tool to limit the loss of their higher yield market share. We believe that the majority of our passengers are price sensitive, preferring low fares to paying for extras such as mileage programs.

     The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the significant airlines in Brazil for each of the periods indicated:

Domestic Market Share— Scheduled Airlines	2000	2001	2002	2003	2004

Gol(1)	—	4.7%	11.8%	19.4%	22.3%
TAM(2)(3)	29.2%	33.1%	34.9%	33.1%	35.8%
Varig Group(3)(4)	39.8%	39.8%	39.3%	33.7%	31.1%
VASP	15.4%	13.8%	12.6%	12.2%	8.8%
Transbrasil(5)	13.7%	6.9%	—	—	—
Others	2.2%	1.9%	1.4%	1.8%	2.0%
________________________________________
Source: DAC—Annual Air Transportation Report (Anuário do Transporte Aéreo)—Statistical Data—2001, 2002, 2003 and 2004 data extracted from DAC—Economic Data

(1)	Began operations in January 2001.
(2)	Includes TAM Regionais and TAM Meridionais for the period prior to December 2000.
(3)	In 2003, Varig and TAM established a code-sharing arrangement, which ended in May 2005.
(4)	Varig Group—includes Varig, Rio Sul and Nordeste.
(5)	Ceased operations in December 2001.

     We also face competition from ground transportation alternatives, primarily interstate bus companies. In 2003, interstate bus companies transported over 132 million passengers, according to the Brazilian Department of Highways (Departamento de Transportes de Rodoviários), and given the absence of meaningful passenger rail services in Brazil, travel by bus has traditionally been the only low-cost option for long-distance travel for a significant portion of Brazil’s population. We believe that our low-cost business model and strong capitalization has given us flexibility in setting our fares to stimulate demand for air travel among passengers who in the past have traveled long distances primarily by bus. In particular, the highly competitive fares we have offered for travel on our night flights, which have often been comparable to bus fares for the same destinations, have had the effect of providing direct competition for interstate bus companies on these routes. For example, at the end of 2004, we offered night flights between São Paulo and Porto Alegre, with a 1.5 hour flight duration, for an average fare of R$149. In comparison, interstate bus companies charged their passengers an average fare of R$119 for an 18.5 hour journey between the same city pair. We believe that operating night flights presents an excellent opportunity to increase our overall load factor.

     As we commence offering international services, our pool of competitors will increase and we will face competition from airlines that are already established in the international market and that participate in strategic alliances and code sharing arrangements.

Aircraft

     As of the end of the first quarter of 2005, we operated a fleet of 30 aircraft comprised of 20 Boeing 737-700 Next Generation aircraft, five Boeing 737-800 Next Generation aircraft and five Boeing 737-300 aircraft. We expect to operate approximately 75 aircraft by the end of 2010, concentrating our fleet on the 737-800 Next Generation aircraft. The composition of our fleet as of December 31, 2004 is more fully described below:

	Number of		Average Term
	Aircraft		of Lease

		Operating	Remaining	Average Age	Seating
	Total	Lease	(Years)	(Years)	Capacity

Boeing 737-800	4	4	3.8	2.6	177
Boeing 737-700	18	18	3.5	5.2	144
Boeing 737-300	5	5	1.7	16.6	141

     Each aircraft in our fleet is powered by two CFM International Model CFM 56-7B22 engines or two CFM International Model CFM 56-7B24 engines and operates in a comfortable single-class layout. The average age of our aircraft is 6.8 years, making ours the youngest fleet in Brazil and one of the newest fleets in the world.

     We have placed firm purchase orders with The Boeing Company for 30 737-800 Next Generation aircraft and we have options to purchase an additional 33 737-800 Next Generation aircraft. Currently, six firm order aircraft are to be delivered in 2006, thirteen in 2007, seven in 2008 and four in 2009. We took delivery of one Boeing 737-800 and two Boeing 737-700 aircraft in the first quarter of 2005. We expect to take delivery of three Boeing 737-800, one Boeing 737-700 and two Boeing 737-300 aircraft during the second quarter of 2005, and two Boeing 737-800, one Boeing 737-700 and one Boeing 737-300 aircraft during the second half of 2005, all under operating leases.

     The following table shows the historical and expected development of our fleet from December 31, 2004 to December 31, 2010:

	2004	2005	2006	2007	2008	2009	2010

737-800	4	10	18	29	40	48	55
737-700	18	22	22	22	22	22	22
737-300	5	8	6	3	0	0	0

Total fleet	27	40	46	54	62	70	77

     Our new and simplified fleet structure allows us to maintain a cost-efficient operation by reducing maintenance and training costs, reducing spare parts inventory requirements and supporting high reliability and high aircraft utilization rates. The average daily utilization rate of our aircraft during our first four years of operations has been 12.4 block hours (including 13.6 block hours in 2004), the highest average utilization rate in Brazil and one of the highest utilization rates in the industry worldwide according to airline company public filings.

     The Boeing 737-700 and Boeing 737-800 Next Generation aircraft currently comprising our fleet are fuel-efficient and very reliable. They suit our cost efficient operations well for the following reasons:

  they have comparatively simplified maintenance routines;
  they require just one type of standardized training for our crews;
  they use an average of 7% less fuel than other aircraft of comparable size, according to Boeing; and
  they have one of the lowest operating costs in their class.

     In addition to being cost-efficient, the Boeing 737-700/800 Next Generation aircraft are equipped with advanced technology that promotes flight stability, providing a more comfortable flying experience for our customers. Our focus on having low operating costs means that we will periodically review our fleet composition. As a result, our fleet composition may change over time if we conclude that adding other aircraft types would contribute to this goal. However, our approach to our fleet composition is based upon having a minimal number of different aircraft types to preserve the simplicity of our operations. As a result, the introduction of any new aircraft type to our fleet will only be done if, after careful consideration, we determine that such a step will reduce our operating costs.

     We currently lease all of our aircraft under long-term operating lease agreements that have an average remaining term of 45 months. Leasing our aircraft provides us with greater flexibility to change our fleet composition if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but are not required to make termination payments at the end of our leases. Under our operating lease agreements, we do not have purchase options and we are required to maintain maintenance reserve accounts and to return the aircraft in the agreed condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease. As of December 31, 2004, our operating leases had terms of up to 84 months from the date of delivery of the relevant aircraft. Currently, five of our aircraft leases expire in 2006, three in 2007, nine in 2008, eight in 2009 and two in 2010.

Maintenance

     The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks and any diagnostics and routine repairs. All of our line maintenance is performed by our own highly experienced technicians at our bases in São Paulo, Rio de Janeiro, Porto Alegre, Curitiba, Florianópolis, Brasília, Salvador, Campinas, Vitória, Navegantes, Maringa, Recife and Londrina. We believe that our practice of performing daily preventative maintenance helps to maintain a higher aircraft utilization rate and reduces maintenance costs. Heavy maintenance consists of more complex inspections and servicing of the aircraft that cannot be accomplished overnight. Heavy maintenance checks are performed following a pre-scheduled agenda of major overhauls defined by the aircraft’s manual, based on the number of flights flown by the aircraft. Our continued high aircraft utilization rate will result in shorter periods of time between heavy maintenance checks for our aircraft in comparison to carriers with lower aircraft utilization rates. We do not believe that our high aircraft utilization rate will necessarily result in the need to make more frequent repairs to our aircraft, given the durability of the aircraft type in our fleet. We currently contract with certified outside maintenance providers for heavy maintenance and aircraft engine maintenance services with Varig Engenharia de Manutenção, or VEM, Snecma Services, Delta Air Lines Inc. and Lufthansa Technik AG at facilities in Brazil and in the United States. To date, we have relied only on our contract with VEM for these services.

     We intend to internalize the heavy maintenance currently performed on our aircraft by independent third party contractors. On January 12, 2005, with the approval of INFRAERO, the state-controlled corporation in charge of managing and controlling federal airports, we signed a letter of intent with the government of the state of Minas Gerais to construct a new maintenance facility at Tancredo Neves International Airport, located in the city of Confins in Minas Gerais. We will use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We expect the new facility to be operational by mid-2006. We believe that the construction of the new maintenance facility at Tancredo Neves International Airport will accommodate our recent fleet expansion, centralize our aircraft maintenance operations, provide cost savings and better enable us to determine the timing of the heavy maintenance so as to continue to maximize our aircraft utilization. We have also been certified by the DAC under the Brazilian Aeronautical Certification Regulations to perform heavy maintenance services for third parties. We intend to offer these services on competitive terms shortly after the completion of the new maintenance facility.

     We employ 505 maintenance professionals, including engineers, supervisors, technicians and mechanics, who perform maintenance in accordance with maintenance plans that are established by Boeing and approved and certified by Brazilian and international aviation authorities. Our aircraft are covered by warranties that have an average term of seven years and that begin expiring in 2007, resulting in lower maintenance expenses during the period of coverage.

Facilities

     We have renewable concessions with terms varying from one to five years from INFRAERO to use and operate all of our facilities at each of the major airports that we serve. Our concession agreements for our terminals’ passenger service facilities, which include check-in counters and ticket offices, operations support area and baggage service offices, contain provisions for periodic adjustments of the lease rates and the extension of the concession term.

     INFRAERO has announced its intention to invest approximately R$5 billion in the Brazilian airport system within the next five years. Among the projects underway is an investment of approximately R$87 million to modernize the passenger terminal and expand parking capacity at Congonhas airport in São Paulo, an approximately R$875 million investment in Guarulhos airport in São Paulo to construct two new arrival terminals and an additional runway, and an approximately R$230 million investment in Santos Dumont airport in Rio de Janeiro to construct a new arrival terminal. The airport upgrade plan does not require contributions or investments by the Brazilian airlines and is not expected to be accompanied by increases in landing fees or passenger taxes on air travel.

     Our primary corporate offices are located in two buildings in São Paulo. We lease space at one of the facilities under a lease agreement with our controlling shareholder that expires in 2008. Our commercial, operations, technology, finance and administrative staff is based primarily at our headquarters. We have concessions to use other airport buildings and hangars throughout Brazil, including a part of a hangar at Congonhas airport where we perform aircraft maintenance. We also intend to construct a new maintenance facility at Tancredo Neves International Airport in the State of Minas Gerais that will enable us to internalize the heavy maintenance performed on our aircraft.

Fuel

     Our fuel costs totaled R$459.2 million in 2004, representing 33% of our operating expenses for the year. In 2004, we consumed 317.4 million liters of fuel. We purchase substantially all of our fuel from Petrobras Distribuidora S.A., a retail subsidiary of Petrobras, principally under an into-plane contract under which the supplier supplies fuel and also fills our aircraft tanks. Fuel prices under our contracts are re-set every 15 days and are composed of a variable and a fixed component. The variable component is defined by the refinery and follows international crude oil price fluctuations and the real/U.S. dollar exchange rate. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract. We currently operate a tankering program under which we fill the fuel tanks of our aircraft in regions where fuel prices are lower. We also provide our pilots with training in fuel management techniques, such as carefully selecting flight attitudes to optimize fuel efficiency.

     In July 2001, the Brazilian federal government eliminated fuel subsidies, causing a 30% increase in the price of fuel consumed domestically. Fuel costs are extremely volatile, as they are subject to many global economic and geopolitical factors that we can neither control nor accurately predict. Because international prices for jet fuel are denominated in U.S. dollars, our fuel costs, though payable in reais, are subject not only to price fluctuations but also to exchange rate fluctuations. In September 2003, we implemented a fuel and foreign exchange hedging program, based upon best practices employed by other successful low-cost carriers, under which we enter into fuel and currency hedging agreements with various counterparties providing for price protection in connection with the purchase of fuel. Our hedging practices cover short-term periods, and are adjusted weekly or more frequently as conditions require. Our hedging practices are overseen by a risk management committee at the operating level and a hedging policy committee at the board of directors level. The risk management committee meets on a weekly basis to analyze price movements in the fuel and foreign exchange markets, review the impact of such changes on our revenues and expenses and determine our hedge ratio. We use risk management instruments that have a high correlation with the underlying assets so as to reduce our exposure. We require that all of our risk management instruments be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. We also avoid concentration of credit and product risk. The hedging policy committee of our board of directors meets quarterly to assess the effectiveness of our hedging policies and recommends amendments where appropriate. We have not otherwise entered into arrangements to guarantee our supply of fuel and we cannot provide assurance that our hedging program is sufficient to protect us against significant increases in the price of fuel. As of March 31, 2005, we had hedged approximately 60% and 100% of our projected fuel requirements and our U.S. dollar foreign exchange rate exposure, respectively, for the next 90 days.

     The following chart summarizes our fuel consumption and costs for the periods indicated:

		Year Ended December 31,

	2001	2002	2003	2004

Liters consumed (in thousands)	77,850	164,008	264,402	317,444
Total cost (in thousands)	R$45,769	R$160,537	R$308,244	R$459,192
Percent of operating expenses	20.0%	26.1%	29.1%	33.2%

Insurance

     We maintain passenger liability insurance in an amount consistent with industry practice and we insure our aircraft against losses and damages on an “all risks” basis. We are required by the DAC to maintain insurance coverage for general liability against terrorist acts or acts of war with a minimum amount of US$600 million. We are in compliance with this requirement. We have obtained all insurance coverage required by the terms of our leasing agreements. We believe our insurance coverage is consistent with airline industry standards in Brazil and is appropriate to protect us from material loss in light of the activities we conduct. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material loss.

     In response to the substantial increases of insurance premiums for coverage for damages resulting from terrorist attacks to aircraft after the September 11, 2001 attacks in the United States, the Brazilian government enacted Law No. 10,309 on November 22, 2001, generally authorizing the Brazilian government to undertake liabilities for damages caused to third parties as a result of terrorist attacks or acts of war against aircraft of Brazilian airlines. According to Law No. 10,744 of October 9, 2003, this undertaking by the federal government is currently limited to cover damages caused to third parties resulting from terrorist attacks and acts of war to Brazilian aircraft up to US$1 billion. Decree No. 5,035 of April 5, 2004, which regulates the provisions of Law No. 10,744, provides that the Brazilian government may, at its sole discretion, suspend this coverage at any time, effective within seven days after the announcement by the Brazilian government of its decision to do so.

Social Responsibility and Cultural Sponsorship

     We develop our business based on original, creative and ethical decisions that produce high-quality services and low fares for our customers. Our values are based upon growth, respect, and incentives for teamwork for our employees, and the fulfillment of our social and environmental obligations. We are committed to being a good corporate citizen in Brazil by participating in projects dedicated to improving the education, health and nutrition of the underprivileged portion of Brazil’s population, particularly children. We are the largest individual sponsor of Pastoral da Criança, a non-governmental organization that has assisted in the health and education needs of more than 1.8 million children in Brazil from infancy to age six. In addition, we also support other nongovernmental organizations, such as Fundação Gol de Letra, a foundation dedicated to educating underprivileged children and teenagers; Projeto Felicidade, a project that provides assistance to children with cancer; and Projeto Solidariedade ao Nordeste, a project that provides food donations to poor families in the northeastern region of Brazil. We also sponsor numerous cultural activities, such as theater plays and dance shows, to help promote travel and tourism in Brazil. In addition to making a difference for those in need, we also believe that our social responsibility and cultural sponsorship initiatives benefit us by enhancing our corporate image and promoting awareness of our brand.

Industry Overview

     Most long-distance public travel services within Brazil are provided by interstate bus companies. In 2003, Brazil’s domestic airline industry transported almost 30 million passengers, as compared to over 132 million passengers transported by interstate bus companies in 2003, according to the Brazilian Department of Highways (Departamento de Transportes Rodoviários). Brazil has no meaningful interstate passenger rail services.

     The business travel segment is the largest component of Brazilian air transportation demand and the most profitable in the market. According to the DAC, business travel represents approximately 70% of the total demand for domestic air travel in 2003, which we believe is significantly higher than the proportion of domestic air travel in the global aviation sector that is comprised of business travel. According to data collected from the DAC, flights between Rio de Janeiro and São Paulo accounted for 12.5% and 12.8% of all domestic passengers in 2002 and 2003, respectively. The ten busiest routes accounted for 35.5% and 37.1% of all domestic air passengers in 2002 and 2003, respectively, while the ten busiest airports accounted for 74.5% and 74.9% of all domestic passenger traffic through INFRAERO airports in terms of arrivals and departures in 2003 and 2004, respectively.

     The table below sets forth information about the ten busiest routes for air travel in Brazil during 2004.

		Route
City Pair	Passengers	Market Share

São Paulo—Rio de Janeiro(1)	4,069,859	12.8%
São Paulo (Congonhas)—Brasília	1,462,583	4.6%
São Paulo (Congonhas)—Porto Alegre	1,448,255	4.6%
São Paulo (Congonhas)—Belo Horizonte (Pampulha)	1,343,344	4.2%
São Paulo (Congonhas)—Curitiba	1,279,745	4.0%
São Paulo (Congonhas)—Salvador	1,065,075	3.4%
Rio de Janeiro (Santos Dumont)—Brasilia	848,669	2.7%
São Paulo (Congonhas)—Florianópolis	744,760	2.3%
São Paulo (Congonhas)—Recife	690,400	2.2%
Rio de Janeiro (Santos Dumont)—Belo Horizonte	560,655	1.8%
________________________________________
Source: DAC, from Anuário Estatístico 2004

(1)	Includes flights between Congonhas and Guarulhos to either Santos Dumont or Galeão airports.

     The scheduled domestic passenger airline industry in Brazil is primarily served by Gol and two main competitors–Varig and TAM. By the end of 2004, Gol, TAM and Varig accounted for over 97% of the market share of domestic regular routes, measured in terms of revenue passenger kilometers. In 2003, Varig and TAM initiated discussions to merge their operations and entered into a code-sharing arrangement. The two companies, however, no longer plan to merge and they ended their code-sharing arrangements in May 2005. On June 17, 2005, Varig filed for bankruptcy protection in Brazil and the United States, requesting a temporary suspension of its debt repayments for 180 days. Under Brazilian bankruptcy law, Varig has 60 days to present a recovery plan to its creditors. VASP was once a primary competitor. However, by December 2004, VASP accounted for less than 1% of the market share of domestic regular routes, and its remaining flights were terminated in January 2005.

     Since air transportation has historically been affordable only to the higher income segment of Brazil’s population, resulting in a comparatively low level of air travel, we believe that the low-cost, low-fare business model has the potential to significantly increase the use of air transportation in Brazil. According to the DAC, there were 29.2 million domestic enplanements and 7.8 million international enplanements in Brazil in 2003, out of a total population of approximately 181 million, according to the Brazilian Geographical and Statistical Institute (Instituto Brasileiro de Geografia e Estatística—IBGE). In contrast, according to the U.S. Department of Transportation, the United States had 587.5 million domestic enplanements and 116.9 million international enplanements in 2004, out of a total population of approximately 293 million, according to the latest U.S. census figures. By way of further comparison, Atlanta’s Hartsfield International Airport, the busiest airport in the United States, by itself had 37.7 million domestic enplanements in 2004.

     Set forth in the table below is the number of passengers traveling by air between Brazil and other specified South American countries during 2004, as well as the gross domestic product and population of each listed country.

			GDP(2)	Population(3) (in millions)
Country	Enplanements(1)	Percentage of Total	(in billions of US$)

Argentina	1,457,877	51.3%	151.9	37.9
Chile	402,058	14.2%	93.7	16.0
Uruguay	264,271	9.3%	12.0	3.4
Bolivia	217,162	7.6%	9.4	8.8
Paraguay	181,639	6.4%	7.0	6.0
Peru	143,395	5.1%	67.9	45.3
Colombia	94,673	3.3%	95.2	27.5
Venezuela	78,347	2.8%	107.5	26.2

Total	2,839,422	100%	544.6	171.1

________________________________________

Sources: (1) DAC
(2) IMF World Economic Outlook April 2005
(3) World Population Data Sheet

     In connection with our introduction of flights between Brazil and select destinations in neighboring South American countries, we must observe the terms of bilateral air transport agreements negotiated between Brazil and foreign governments. These bilateral agreements govern the operation of scheduled services between specified destinations in each country. See “—Regulation of the Brazilian Civil Aviation Market—Route Rights—International routes.”

Trends in Brazilian Civil Aviation Market

     Since 1970, Brazil has for the most part had stable growth in revenue passenger kilometers. From 1970 to 2004, revenue passenger kilometers grew at a compound annual rate of 8%. In the past 34 years, the domestic market generally experienced year over year growth in revenue passenger kilometers except in times of significant economic or political distress, such as the petroleum crisis in the 1970’s, the Brazilian sovereign debt crisis in the early 1980’s and the economic and political distress in Brazil in the early 1990’s.

     From 1997 to 2004, the compound annual growth rate in industry passenger traffic, in terms of revenue passenger kilometers, was 6.8% versus a compound annual growth rate in available industry capacity, in terms of available seat kilometers, of 4.7% . Industry load factors, calculated as revenue passenger kilometers divided by available seat kilometers, have averaged 59% over the same period. The table below shows the figures of domestic industry passenger traffic and available capacity for the periods indicated:

	1997	1998	1999	2000	2001	2002	2003	2004

	(In millions, except percentages)
Available Seat Kilometers	31,146	38,121	40,323	41,437	45,008	47,109	41,927	42,991
Available Seat Kilometers Growth	8.7%	22.4%	5.8%	2.8%	8.6%	4.7%	(11.0)%	2.5%
Revenue Passenger Kilometers	17,824	22,539	22,204	24,284	26,296	26,780	25,180	28,186
Revenue Passenger Kilometers Growth	7.5%	26.5%	(1.5)%	9.4%	8.3%	1.8%	(6.0)%	11.9%
Load Factor	57.2%	59.1%	55.1%	58.6%	58.4%	56.8%	60.1%	65.6%
________________________________________
Source: DAC, for 1997 to 2002 from Anuário Estatístico; and for 2003 and 2004 from Dados Comparativos Avançados.

     Historically, domestic airline industry revenue growth has generally surpassed Brazilian GDP growth. From 1997 to 2003, domestic airline industry revenue grew at a real compound annual growth rate of 6.2% (as adjusted by the IPCA inflation index) while Brazilian GDP has grown at a real compound annual growth rate of 1.5% over the same period, according to data from the DAC and the Central Bank.

     The airline industry in Brazil is regulated pursuant to Law No. 7,565, of December 19, 1986, also known as the Brazilian Aeronautical Code, as well as extensive regulations issued by the High Command of Aeronautics of the Ministry of Defense (Comando da Aeronáutica), the CONAC, and the DAC. Although the Brazilian airline sector was deregulated in the early 1990s, the DAC has imposed varying degrees of regulation since that time, and is charged with guiding, planning, stimulating and supporting the activities of public and private civil aviation as well as implementing international rules and conventions that have already been adopted by the Brazilian government. Changes in regulation often correspond to major socio-economic events, such as the Persian Gulf War and the September 11, 2001 terrorist attacks, and we believe have been designed to shelter domestic carriers from major economic shocks. Currently, the DAC imposes a series of restrictions and demands on the standards, safety, maintenance, regularity and quality of air carrier operations. Brazilian airlines are permitted to establish their own domestic fares. Domestic fares can be reviewed by the DAC in order to prevent airlines, which are public concessionaires, from operating in a way that is detrimental to their economic viability. The DAC also monitors the concession of airport slots, entry of new companies, launch of new routes, increases in route frequencies and lease or acquisition of new aircraft. The regulatory environment relating to the Brazilian civil aviation market is evolving, and a number of new laws are being discussed in Congress and within various regulatory bodies that would change the way in which the industry is regulated. See “Item 4. Business Overview—Regulation of the Brazilian Civil Aviation Market.”

     From 1986 until 1993, the Brazilian government placed stricter controls over local civil aviation activities, due to the extremely high rates of inflation that led to a severe economic crisis in Brazil during this period. The control exercised by the Brazilian government consisted mainly of monitoring air ticket prices charged by airlines and directing the use and expansion of their routes. In 1994, after a successful effort to curb inflation rates and stabilize the Brazilian economy, the Brazilian government, through the aviation authorities, began to deregulate the activities of the airline industry, which mainly consisted of a gradual reduction of the government control over the local activities of airlines. Although the airline industry in Brazil is still a regulated environment, the current rules of the DAC are significantly more flexible than past regulations and a number of underlying regulatory acts have been issued by the aviation authorities in order to harmonize the Brazilian regulatory environment with modern international regulatory models.

     In 2003, the CONAC issued guidelines to limit the entry of new concessionaires, the acquisition of new aircraft and the granting of new routes to existing concessionaires in order to protect the financial performance of the Brazilian airline industry as a whole. Based on these guidelines, in order to obtain authorizations for existing concessionaires to operate new routes and to change existing ones, the applicant must file with the DAC studies to justify the technical and economic viability of the requested route and the DAC will also consider the capacity of the airport infrastructure support, the increase in demand and competition among airlines.

     The current regulatory environment developed following an economic slowdown in Brazil and a significant decline in passenger air traffic in late 2001. According to the DAC, accumulated losses for the airline sector grew to R$5.9 billion in 2003 from R$1.47 billion in 2001. We believe the current regulatory regime has benefited the recent improved financial performance of the Brazilian airline sector and helped to shift the trend back towards stability. Brazilian airline industry yields increased from R$0.29 in 2002 to R$0.35 in 2003 with load factors of 56.8% in 2002 and 60.1% in 2003.

Regulation of the Brazilian Civil Aviation Market

The Brazilian Aviation Authorities and Regulation Overview

     Air transportation services are considered a public service and are subject to extensive regulation and monitoring by the High Command of Aeronautics of the Ministry of Defense (Comando da Aeronáutica), the CONAC and the DAC. Air transportation services are also regulated by the Brazilian Federal Constitution and the Brazilian Aeronautical Code.

     In light of the troubled financial situation of several carriers operating in Brazil’s domestic airline industry, the Brazilian civil aviation authorities have introduced measures and applied policies designed to reestablish the health of Brazil’s domestic airline industry. A principal element of this objective has been to proactively manage the balance between market supply and demand by, for example, only granting approvals to carriers to operate new routes, increase flight frequencies or lease or acquire additional aircraft upon demonstration by carriers of satisfactory levels of demand and profitability. These measures contributed towards increased health for the Brazilian domestic airline industry in 2004.

     The Brazilian Aeronautical Code provides for the main rules and regulations relating to airport infrastructure and operation, flight safety and protection, airline certification, lease structuring, burdening, disposal, registration and licensing of aircraft; crew training; concessions, inspection and control of airlines; public and private air carrier services, civil liability of airlines, and penalties in case of infringements.

     The CONAC is an advisory body of the President of Brazil and its upper level advisory board is composed of the Minister of Defense, the Minister Chief of the Civil Cabinet, the Minister of Treasury, the Minister of Development, Industry and International Trade and the Commandant of Aeronautics. The CONAC has the authority to establish national civil aviation policies that may be adopted and enforced by the High Command of Aeronautics and by the DAC. The CONAC establishes guidelines relating to the proper representation of Brazil in conventions, treaties and other actions related to international air transportation, airport infrastructure, the granting of supplemental funds to be used for the benefit of airlines and airports based on strategic, economic or tourism-related aspects, the coordination of civil aviation, air safety, the granting of air routes and concessions, as well as permission for the provision of commercial air transportation services.

     The DAC is currently Brazil’s highest civil aviation authority and reports directly to the High Command of Aeronautics. The DAC is responsible for guiding, planning, stimulating and supporting the activities of public and private civil aviation companies in Brazil. The DAC regulates flying operations generally and economic issues affecting air transportation, including matters relating to air safety, certification and fitness, insurance, consumer protection and competitive practices.

     The Brazilian government recognized and ratified, and must comply with, the Warsaw Convention of 1929, the Chicago Convention of 1944, and the Geneva Convention of 1948, the three leading international conventions relating to worldwide commercial air transportation activities.

Concession for Air Transportation Services

     According to the Brazilian Federal Constitution, the Brazilian government is responsible for public services related to airspace as well as airport infrastructure, and may provide these services directly or through third parties under concessions or permissions. According to the Brazilian Aeronautical Code and regulations issued by the High Command of Aeronautics, the application for a concession to operate regular air transportation services is subject to the DAC having granted to the applicant a license to operate an airline, which must be then confirmed by the High Command of Aeronautics. The applicant is required by the DAC to have met certain economic, financial, technical, operational and administrative requirements in order to be granted such license. Additionally, a concession applicant must be an entity incorporated in Brazil, duly registered with the Brazilian Aeronautical Registry (Registro Aeronáutico Brasileiro, or RAB), must have a valid CHETA and must also comply with certain ownership restrictions. See “Restrictions to the Ownership of Shares Issued by Concessionaires of Air Transportation Services.” The DAC has the authority to revoke a concession for failure by the airline to comply with the terms of the Brazilian Aeronautical Code, the complementary laws and regulations and the terms of the concession agreement.

     Our concession was granted on January 2, 2001 by the High Command of Aeronautics of the Ministry of Defense. Our concession agreement has a 15-year term and is renewable at its expiration for a further 15-year term upon six months’ prior written notice. The concession agreement can be terminated if, among other things, we fail to meet specfied service levels, cease operations or declare bankruptcy.

     Article 122 of Law No. 8,666 of June 21, 1993, provides that airline concessions are to be regulated by specific procedures set forth in the Brazilian Aeronautical Code. The Brazilian Aeronautical Code and the regulations issued by the High Command of Aeronautics do not expressly provide for public bidding processes and currently it is not necessary to conduct public bidding processes prior to the granting of concessions for the operation of air transportation services.

Import of Aircraft into Brazil

     The import of civil or commercial aircraft into Brazil is subject to prior authorization by the COTAC, which is a sub-department of the DAC. Such import authorizations usually follow the general procedures for import of goods into Brazil, after which the importer must request the registration of the aircraft with the RAB.

Registration of Aircraft

     The registration of aircraft in Brazil is governed by the Brazilian Aeronautical Code. Under the Brazilian Aeronautical Code, no aircraft is allowed to fly in Brazilian airspace, or land in or take off from Brazilian territory, without having been properly registered. In order to be registered and continue to be registered in Brazil, an aircraft must have a certificate of registration (certificado de matrícula) and a certificate of airworthiness (certificado de aeronavegabilidade), both of which are issued by the RAB after technical inspection of the aircraft by the DAC. A certificate of registration attributes Brazilian nationality to the aircraft and is evidence of its enrollment with the competent aviation authority. A certificate of airworthiness is generally valid for six years from the date of the DAC’s inspection and authorizes the aircraft to fly in Brazilian airspace, subject to continuing compliance with certain technical requirements and conditions. The registration of any aircraft may be cancelled if it is found that the aircraft is not in compliance with the requirements for registration and, in particular, if the aircraft has failed to comply with any applicable safety requirements specified by the DAC or the Brazilian Aeronautical Code.

     All information relating to the contractual status of an aircraft, including purchase and sale agreements, operating leases and mortgages, must be filed with the RAB in order to provide the public with an updated record of any amendments made to the aircraft certificate of registration.

Route Rights

     Domestic routes. The DAC has the authority to grant Brazilian airlines the right to operate new routes, subject to the airline having filed studies satisfactory to the DAC demonstrating the technical and financial viability of such routes and fulfilling certain conditions in respect of the concession for such routes. For the granting of new routes and changes to existing ones, the DAC evaluates the actual capacity of the airport infrastructure from where such route is or would be operated, as well as the increase in demand and competition among airlines. In addition, route frequencies are granted subject to the condition that they are operated on a frequent basis. Any airline’s route frequency rights may be terminated if the airline (a) fails to begin operation of a given route for a period exceeding 15 days, (b) fails to maintain at least 75% of flights provided for in its air transportation schedule (Horário de Transporte Aéreo, or HOTRAN) for any 90-day period or (c) suspends its operation for a period exceeding 30 days. The DAC approval of new routes or changes to existing routes is given in the course of an administrative procedure and requires no changes to existing concession agreements.

     Once routes are granted, they must be immediately reflected in the HOTRAN, which is the official schedule report of all routes that an airline can operate. The HOTRAN provides not only for the routes but also the times of arrival at and departure from certain airports, none of which may be changed without the prior consent of the DAC. According to Brazilian laws and regulations, an airline cannot sell, assign or transfer its routes to another airline.

     International routes. In general, requests for new international routes, or changes to existing ones, must be filed by each interested Brazilian airline that has been previously qualified by the DAC to provide international services, with the CERNAI, which decides upon each request based on the provisions of the applicable bilateral agreement and general policies of the Brazilian aviation authorities. International route rights for major city pairs, as well as the corresponding landing rights, derive from bilateral air transport agreements negotiated between Brazil and foreign governments. Under such agreements, each government grants to the other the right to designate one or more of its domestic airlines to operate scheduled service between certain destinations in each country. Airlines are only entitled to apply for new international routes when they are made available under these agreements. In January 2005, we were authorized by the CERNAI to operate regular flights from Brazil to Santa Cruz de La Sierra, Bolivia, which we expect to begin operating in the second half of 2005. We have been authorized by the CERNAI to operate routes between Brazil and Montevideo, Uruguay, and between Brazil and Asunción, Paraguay. We expect to receive authorization from the DAC to commence flights on these international routes during the second half of 2005.

Slots Policy

     Under Brazilian law, a slot is a concession of the DAC, which is reflected in the airline’s HOTRAN. A slot, like a route, may not be transferred by one airline to another. Each HOTRAN represents the authorization for an airline to depart from and arrive at specific airports within a predetermined timeframe. Such period of time is known as an “airport slot” and provides that an airline can operate at the specific airport at the times established in the HOTRAN. The most congested Brazilian airports are subject to traffic restrictions through time slot policies. An airline must request an additional slot from the DAC upon a minimum of two months’ prior notice.

     On October 5, 2001, the Department of Control of the Air Space (Departamento de Controle do Espaço Aéreo), or DECEA, was created with the main purpose of coordinating and inspecting the infrastructure support of airports and the safety of aircraft operations. The DECEA also performs studies in all Brazilian airports to determine the maximum capacity of the operations of each airport. There are five airports in Brazil that have slot restrictions: Congonhas and Guarulhos (both of which serve São Paulo), Santos Dumont in Rio de Janeiro, Pampulha in Belo Horizonte and Juscelino Kubitschek in Brasília. Since the slots of all congested airports slots are fully utilized, the DAC is unable to grant the right to new slots to airlines to operate in these airports. Ongoing investment in the Brazilian aviation infrastructure should permit the increase of aircraft operations in these congested airports and consequently the concession of rights to new slots to airlines.

Airport Infrastructure

     INFRAERO, a state-controlled corporation reporting to the High Command of Aeronautics, is in charge of managing, operating and controlling federal airports, including control towers and airport safety operations. Smaller, regional airports may belong to states or municipalities within Brazil and, in such cases, are often managed by local governmental entities. At most Brazilian airports,

INFRAERO performs safety and security activities, including passenger and baggage screening, cargo security measures and airport security.

     The use of areas within federal airports, such as hangars and check-in booths, is subject to a concession by INFRAERO. If there is more than one applicant for the use of a specific airport area, INFRAERO may conduct a public bidding process for the granting of the concession.

     We have renewable concessions with terms varying from one to five years from INFRAERO to use and operate all of our facilities at each of the major airports that we serve. Our concession agreements for our terminals’ passenger service facilities, which include check-in counters and ticket offices, operations support area and baggage service offices, contain provisions for periodic adjustments of the lease rates and the extension of the concession term.

     INFRAERO has announced its intention to invest approximately R$5 billion in the Brazilian airport system within the next five years. Among the projects underway is an investment of approximately R$87 million to modernize the passenger terminal and expand parking capacity at Congonhas airport in São Paulo, an approximately R$875 million investment in Guarulhos airport in São Paulo to construct two new arrival terminals and an additional runway, and an approximately R$230 million investment in Santos Dumont airport in Rio de Janeiro to construct a new arrival terminal. The airport upgrade plan does not require contributions or investments by the Brazilian airlines and is not expected to be accompanied by increases in landing fees or passenger taxes on air travel.

     The table below sets forth the number of passengers at the ten busiest airports in Brazil during 2004:

Thousands of
Passengers (Inbound
Airport	and Outbound)

São Paulo—Congonhas	13,611
São Paulo—Guarulhos	12,940
Brasília	9,927
Rio de Janeiro—Galeão	6,025
Rio de Janeiro—Santos Dumont	4,887
Salvador	4,145
Porto Alegre	3,216
Belo Horizonte—Pampulha	3,195
Recife	3,174
Curitiba	2,840
________________________________________
Source: INFRAERO

Pricing

     Brazilian airlines are permitted to establish their own domestic fares without government regulation. However, domestic fares are monitored on a regular basis by the DAC in order to prevent airlines, which are public concessionaires, from operating in a way that is detrimental to their economic viability. Airlines are free to offer price discounts or follow other promotional strategies. Airlines must submit, with a minimum of five days’ advance notice, fares that are set at greater than a 65% discount to the per kilometer reference fares established by the DAC. Such reference fares are based on industry average operating costs.

     International tariffs are set based upon bilateral arrangements. Fares for specific routes are submitted to the DAC for approval.

Civil Liability

     The Brazilian Aeronautical Code and the Warsaw Convention limit the liability of an aircraft operator for damages caused to third parties during its air and ground operations, or resulting from persons or things ejected out of the aircraft. Brazilian courts, however, have occasionally disregarded these limitations by awarding damages purely based on the Brazilian Civil Code and Brazilian Consumer Protection Code, both of which do not expressly provide for limitations on the amount of such awards.

     In response to the substantial increases in insurance premiums for coverage relating to damage resulting from terrorist attacks to aircraft after the September 11, 2001 attacks in the United States, the Brazilian government enacted a law which authorizes the

Brazilian government to undertake liability for damages caused to third parties as a result of terrorist attacks or acts of war against aircraft of Brazilian airlines. See “Item 4. Business Overview—Insurance.”

Environmental Regulations

     Brazilian airlines are subject to various federal, state and municipal laws and regulations relating to the protection of the environment, including the disposal of materials and chemical substances and aircraft noise. These laws and regulations are enforced by various governmental authorities, each of which may impose administrative sanctions in case of violation, in addition to any eventual criminal or civil liabilities. For example, according to a DAC ordinance, the operation of scheduled commercial flights to and from the Congonhas airport is subject to a noise curfew from 11:00 p.m. to 6:00 a.m. because of its proximity to residential areas in São Paulo. Our scheduled flights to Congonhas airport are in full compliance with the noise curfew limits.

Restrictions on the Ownership of Shares Issued by Concessionaires of Air Transportation Services

     According to the Brazilian Aeronautical Code, in order to be eligible for a concession for operation of regular services, the entity operating the concession must have at least 80% of its voting stock held directly or indirectly by Brazilian citizens and must have certain management positions entrusted to Brazilian citizens. The Brazilian Aeronautical Code also imposes certain restrictions on the transfer of capital stock of concessionaires of air transportation services, such as Gol, including the following:

  the voting shares have to be nominative and non-voting shares cannot be converted into voting shares;
  prior approval of the Brazilian aviation authorities is required for any transfer of shares, regardless of the nationality of the investor, which results in the change of the company’s corporate control, causes the assignee to hold more than 10% of the company’s capital stock or represents more than 2% of the company’s capital stock;
  the airline must file with the DAC, in the first month of each semester, a detailed stockholding interest chart including a list of shareholders, as well as a list of all share transfers effected in the preceding semester; and
  based on its review of the airline’s stock interest chart, the DAC has the authority to subject any further transfer of shares to its prior approval.

     The Registrant holds substantially all of the shares of Gol, which is a public concessionaire of air transportation services in Brazil. Under the Brazilian Aeronautical Code, the restrictions on the transfer of shares described above apply only to companies that hold concessions to provide regular air transportation services. Therefore, the restrictions do not apply to the Registrant.

Pending and Future Legislation

     The Brazilian Congress is currently discussing Bill of Law No. 3,846, of 2000, which provides for the creation of the Brazilian Civil Aviation Agency (Agência Nacional de Aviação Civil, or ANAC), which would replace the DAC as the primary civil aviation authority. According to this bill, the ANAC will be responsible for organizing civil aviation into a coherent system, coordinating and supervising air transportation services, aviation and ground-based infrastructure, and modernizing the Brazilian aviation regulations. The ANAC will be linked, but not subordinated, to the Ministry of Defense and will function as an independent agency administrated only by civilians and reporting directly to the President of Brazil. The ANAC will mainly have the authority to regulate, inspect and supervise services rendered by local and foreign airlines operating in Brazil, granting concessions, permissions and authorizations for operation of air transportation and airport infrastructure services, representing the Brazilian government before international civil aviation organizations, and controlling, registering and inspecting civil aircraft. Under the proposed bill of law, all concessions for air transportation services expiring before December 31, 2010, such those of our primary competitors, would be valid until December 31, 2010. In addition, Bill of Law No. 3846 provides that the Brazilian aviation authorities must conduct public bidding procedures prior to granting new concessions.

     On March 28, 2001, the CONAC published for public comments a draft bill of law aimed at replacing the Brazilian Aeronautical Code and modernizing the underlying laws and regulations. This draft generally addresses issues relating to civil aviation, including airport concessions, consumer protection, increase of foreign stock participation in Brazilian airlines, limitation on civil liability by airlines, and mandatory insurance and fines. Additionally, on October 30, 2003, the CONAC submitted to the Ministry of Defense for approval a proposal for new civil aviation public policy guidelines. According to this proposal, the CONAC will issue specific policies for different segments of the international aviation market primarily directed to the granting of routes, and will further analyze differentiated tariffs in order to stimulate air traffic between Brazil and other South American countries. The Ministry of Defense has yet not approved this proposal.

C. Organizational Structure

     The Registrant is a holding company, which owns shares of three subsidiaries: Gol, GOL Finance LLP and GTI S/A. Gol is the Registrant’s operating subsidiary, under which we conduct our business. GOL Finance LLP is a United Kingdom-based financing vehicle established for the purpose of facilitating cross-border transactions, including the lease and the purchase of aircraft. GTI S/A is a Brazilian company and has not had any activities since its incorporation.

D. Property, Plants and Equipment

     Our primary corporate offices are located in two buildings in São Paulo. We lease space at one of the facilities under a lease agreement with our controlling shareholder that expires in 2008. Our commercial, operations, technology, finance and administrative staff is based primarily at our headquarters. We have concessions to use other airport buildings and hangars throughout Brazil, including a part of a hangar at Congonhas airport where we perform aircraft maintenance. We also intend to construct a new maintenance facility at Tancredo Neves International Airport in the State of Minas Gerais that will enable us to internalize the heavy maintenance performed on our aircraft.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read this discussion in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report.

     We are one of the most profitable low-cost airlines in the world and had net revenues of R$2.0 billion and net income of R$384.7 million for the year ended December 31, 2004. We are the only low-fare, low-cost passenger airline currently operating in Brazil providing frequent service on routes connecting all of Brazil’s major cities. We focus on increasing the growth and profits of our business by stimulating and meeting demand for affordable, convenient air travel in Brazil and between Brazil and other South American destinations for both business and leisure passengers. We do this by offering simple, safe and efficient services while having among the lowest operating costs in the airline industry worldwide.

     The Registrant is a holding company that was incorporated on March 12, 2004. Shares of Gol, an off-shore finance subsidiary, cash and cash equivalents and short-term investments are currently the Registrant’s only material assets.

     Gol was incorporated in August 2000 and began transporting passengers in January 2001 with six single-class Boeing 737-700 Next Generation aircraft serving five cities in Brazil. By the end of 2004, we were operating 27 single-class Boeing 737 Next Generation aircraft serving 35 cities in Brazil and one destination in Argentina. We have flown over 23 million passengers since commencing operations and, according to the DAC, Brazil’s civil aviation authority, our share of the domestic market based on revenue passenger kilometers grew from 11.8% in 2002 to 19.4% in 2003 and 22.3% in 2004. The increase in our fleet size and flight frequencies, entry into new markets and new customer segments have been primarily accountable for yearly increases in our revenues (106.6% between 2002 and 2003 and 40.0% between 2003 and 2004) and operating costs (72.0% between 2002 and 2003 and 30.8% between 2003 and 2004).

     We offer travelers a low-fare, high-quality transportation alternative that we believe is an attractive value compared to conventional airline and bus transportation. We have a diversified passenger base, with customers ranging from business passengers traveling within densely populated centers in Brazil, such as São Paulo, Rio de Janeiro and Belo Horizonte, to leisure passengers traveling to destinations throughout Brazil and from Brazil to Argentina.

     We are the lowest cost provider of passenger air transportation in South America, and one of the lowest cost airlines in the world. Our low costs have helped us to become the most profitable airline in South America and one of the most profitable low-cost carriers in the world, based on results of operations for the year ended December 31, 2004.

     Set forth in the table below is information about key performance indicators for select leading low-cost carriers worldwide and other South American carriers.

	Operating Income	Net Income
	(in Millions of	(in Millions of	Operating	Net Income
Company	US$)	US$)	Margin	Margin

Low-cost carriers:
Southwest Airlines	554.0	313.0	8.5%	4.8%
Ryanair(1)	351.0	305.2	23.6%	20.5%
Gol(2)	217.1	144.9	29.4%	19.6%
Virgin Blue(3)	161.0	114.0	14.5%	10.3%
Jet Blue Airways	112.9	47.5	8.9%	3.8%
EasyJet(4)	91.7	74.4	4.6%	3.8%
Air Asia(5)	16.1	12.9	15.6%	12.5%
South American carriers:
LanChile(6)	172.1	163.6	8.2%	7.8%
TAM(7)	111.0	128.5	6.5%	7.5%
Varig(7)	203.3	(32.8)	6.1%	(1.0)%
________________________________________

(1)	U.S. GAAP figures through September 30, 2004. Half-year figures through September 30, 2004 are unaudited. Based on a Euro/US Dollar exchange rate of 0.8051 as of September 30, 2004.
(2)	U.S. GAAP figures through December 31, 2004. Based on a Brazilian Real/US Dollar exchange rate of 2.6544 as of December 31, 2004.
(3)
Australian GAAP figures through September 30, 2004. Half-year figures through September 30, 2004 are unaudited. Based on an Australian Dollar/US Dollar exchange rate of 1.3806 as of September 30, 2004.

(4)	UK GAAP figures through September 30, 2004. Based on a British Pound/US Dollar exchange rate of 0.5526 as of September 30, 2004.
(5)	Malaysian GAAP figures through June 30, 2004. Based on a Malaysian Ringitt/US Dollar exchange rate of 3.80 as of June 30, 2004.
(6)	Original figures in US Dollars.
(7)	Brazilian GAAP figures through December 31, 2004. Based on a Brazilian Real/US Dollar exchange rate of 2.6544 as of December 31, 2004.

     The following table demonstrates the growth of our operations, on a quarterly basis, since we commenced our operations in January 2001:

	Cities	Number of	Operating
At Period Ended	Served	Departures	Aircraft(1)

March 31, 2001	7	3,771	6
June 30, 2001	10	5,493	7
September 30, 2001	11	6,540	9
December 31, 2001	16	8,923	10
March 31, 2002	16	9,791	15
June 30, 2002	20	13,040	15
September 30, 2002	20	13,880	16
December 31, 2002	21	15,954	19
March 31, 2003	24	17,349	21
June 30, 2003	25	18,298	21
September 30, 2003	25	19,685	22
December 31, 2003	28	20,107	22
March 31, 2004	28	20,825	22
June 30, 2004	28	20,838	22
September 30, 2004	30	22,299	23
December 31, 2004	36	23,746	27
March 31, 2005	37	25,513	30
________________________________________

(1) To date, all of our aircraft have been leased.

     We carefully evaluate opportunities to grow, and expect to continue the growth of our business by purchasing or leasing additional aircraft, increasing the frequency of flights to our existing high-demand markets, adding new routes to overpriced routes in Brazil and introducing flights from Brazil to new South American destinations. During 2004 and early 2005, we added 10 new frequencies between Congonhas in São Paulo and Santos Dumont in Rio de Janeiro, introduced services to João Pessoa, and commenced flights between Guarulhos in São Paulo and Buenos Aires, Argentina. Our flights between São Paulo and Buenos Aires quickly achieved profitability, and we added seasonal scheduled night flights between Navegantes International Airport and Porto Alegre and Buenos Aires in January 2005. In January 2005, we were authorized by the CERNAI to operate regular flights from Brazil to Santa Cruz de La Sierra, Bolivia, which we expect to begin operating in the second half of 2005. We have been authorized by the CERNAI to operate routes between Brazil and Montevideo, Uruguay, and between Brazil and Asunción, Paraguay. We expect to receive authorization from the DAC to commence flights on these international routes during the second half of 2005.

    We have placed firm purchase orders with The Boeing Company for 30 737-800 Next Generation aircraft and we have options to purchase an additional 33 737-800 Next Generation aircraft. Currently, six firm order aircraft are to be delivered in 2006, thirteen in 2007, seven in 2008 and four in 2009. The purchase options are exercisable for deliveries between 2007 and 2009. We took delivery of one Boeing 737-800 and two Boeing 737-700 aircraft in the first quarter of 2005. We expect to take delivery of three Boeing 737-800, one Boeing 737-700 and two Boeing 737-300 aircraft during the second quarter of 2005, and two Boeing 737-800, one Boeing 737-700 and one Boeing 737-300 aircraft during the second half of 2005, all under operating leases.

A. Operating Results

Revenues

     We derive our revenues primarily from transporting passengers on our aircraft. Approximately 96% of our revenues are derived from passenger fares, and the remaining 4% of our revenues are derived principally from our cargo business, which utilizes available cargo space on our passenger flights. Substantially all of our passenger revenue and cargo revenue is denominated in reais. Passenger revenue is recognized either when transportation is provided or when the ticket expires unused. Cargo revenue is recognized when transportation is provided. Other revenue consists primarily of charter services, ticket change fees and excess baggage charges. Passenger revenues are based upon our capacity, load factor and yield. Our capacity is measured in terms of available seat kilometers, which represents the number of seats we make available on our aircraft multiplied by the number of kilometers the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing revenue passenger kilometers by available seat kilometers. Yield is the average amount that one passenger pays to fly one kilometer.

     The following table sets forth our capacity, load factor and yield for the periods indicated.

		Year Ended December 31,

	2001	2002	2003	2004

Capacity (in available seat kilometers, in millions)	2,090.7	5,048.9	7,526.6	8,843.9
Load factor	60.1%	62.5%	64.2%	71.1%
Yield (in R$ cents)	R$17.8	R$20.4	R$27.7	R$29.8
Growth in passenger revenues per available seat kilometer	—	19.3%	39.6%	28.6%

     We have increased our revenues by increasing our capacity (in terms of fleet size and departures), load factor and yield. We believe that our careful focus on serving specific segments of the domestic air travel market, the value that we offer our customers and our low fares distinguish us from other airlines and enable us to continue increasing our capacity to take advantage of strong, untapped demand for low-cost, low-fare services.

     The continued strong demand for our services, our efficient route network, quick aircraft turnaround times and our modern fleet have enabled us to maintain a high aircraft utilization rate, which, together with our effective revenue management strategies that balance our fares and load factors, further strengthened our yields and passenger revenue per available seat kilometer in 2004. In 2004, our yield and passenger revenue per available seat kilometer increased 7.6% and 28.6%, respectively, as compared to 2003, while load factors increased 10.9% during the same period.

     The DAC may influence our ability to generate revenues. The DAC approves the concession of slots, entry of new companies, launch of new routes, increases in route frequencies and lease or acquisition of new aircraft. As an element of government measures designed to improve the financial health of the Brazilian major carriers operating in the Brazilian civil aviation industry, since March 2003 airlines have been required to demonstrate satisfactory levels of demand and profitability before the DAC will approve requests for new routes, increases in flight frequencies or the lease or acquisition of additional aircraft. Our ability to grow and to increase our revenues is dependent on the receipt of approvals for new routes, increased frequencies and additional aircraft from the DAC.

     Our revenues are net of certain taxes, including state-value added taxes, Imposto sobre Circulação de Mercadorias e Serviços, or ICMS; federal social contribution taxes, including Programa de Integração Social, or PIS, and the Contribuição Social para o Financiamento da Seguridade Social, or COFINS. ICMS does not apply to passenger revenues. The average rate of ICMS on cargo revenues varies by state from 4% to 12%. PIS and COFINS are imposed at rates of 1.65% and 7.6%, respectively, of gross operating revenues.

 Generally, the revenues from and profitability of our flights reach their highest levels during the January and July summer and winter vacation periods and in the final two weeks of December during the Christmas holiday season. The week during which the annual Carnival celebrations take place in Brazil is generally accompanied by a decrease in load factors. Given our high proportion of fixed costs, this seasonality is likely to cause our results of operations to vary from quarter to quarter. We generate most of our revenue from ticket sales through our website, and we are one of the largest e-commerce companies in Brazil in terms of net sales through the internet.

Operating Expenses

     We have low operating expenses because we operate a simplified fleet with a single-class of service, have one of the newest fleets in the industry, utilize our aircraft efficiently, use and encourage low-cost ticket sales and distribution processes and employ other cost-saving practices not widely applied across the industry. The main components of operating expenses include those related to aircraft fuel, aircraft rent, aircraft maintenance, sales and marketing, and salaries, wages and benefits provided to employees, including provisions for our profit sharing plan.

     Our aircraft fuel expenses are higher than those of low-cost airlines in the United States and Europe because there is only one significant supplier of jet fuel in Brazil and taxes applicable to the sale of jet fuel are very high and are passed along to us. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. From January 1, 2001 to December 31, 2004, the price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 59.7% from US$27.21 per barrel to US$43.45 per barrel. Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also linked to fluctuations in the exchange rate of the real versus the U.S. dollar. As we can generally adjust our fares to offset fuel price increases and real exchange rate declines over a period of several months, we currently enter into short-term arrangements to hedge against short-term trends in oil prices and foreign exchange fluctuations. We believe that since 1970, companies operating in Brazil’s domestic airline industry generally have been able to minimize the impact of Brazilian currency depreciations and devaluations by making changes to their fare structures.

     Our aircraft rent expenses are in U.S. dollars and have increased in line with the expansion of our operations. We also use short-term arrangements to hedge against exchange rate exposure related to our lease payment obligations. In addition, approximately 16% of our aircraft operating leases have floating-rate payment obligations that are based on fluctuations in international interest rates. We currently have a hedging program in place to manage our interest rate exposure.

     Our maintenance, material and repair expenses consist of light and scheduled heavy maintenance of our aircraft. Maintenance and repair expenses, including overhaul of aircraft components, are charged to operating expenses as incurred. Our aircraft require a low level of maintenance because the average age of the aircraft in our fleet is currently 6.8 years. We also currently incur lower maintenance expenses because most of the parts on our aircraft are under multi-year warranties. If the age of our fleet increases and our warranties expire, our maintenance expenses under U.S. GAAP will increase. For an explanation of the treatment of maintenance and repair expenses under U.S. GAAP, see Note 2 to our consolidated financial statements. We have maintenance reserve accounts denominated in U.S. dollars to cover a portion of our future maintenance costs. We intend to internalize the heavy maintenance currently performed on our aircraft by independent third party contractors. On January 12, 2005, with the approval of INFRAERO, the state-controlled corporation in charge of managing and controlling federal airports, we signed a letter of intent with the government of the state of Minas Gerais to construct a new maintenance facility at Tacredo Neves International Airport, located in the city of Confins in Minas Gerais. We believe that the construction of the new maintenance facility and the internalization of our aircraft maintenance operations will provide cost savings.

     Our sales and marketing expenses include commissions paid to travel agents, fees paid for our own and third-party reservations systems and agents, fees paid to credit card companies and advertising. Our distribution costs are lower than those of other airlines in Brazil on a per available seat kilometer basis because a higher proportion of our customers purchase tickets from us directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. We generated 49%, 58% and 76% of our passenger revenues through our website in the years ended December 31, 2002, 2003 and 2004, respectively, including internet sales through travel agents.

     Salaries, wages and benefits paid to our employees increase as the number of our employees grows and include annual cost of living adjustments and provisions made for our profit sharing plan. We have no seniority-related increases in these costs due to our salary structure.

     Aircraft and traffic servicing expenses include ground handling and the cost of airport facilities. Other operating expenses consist of general and administrative expenses, purchased services, equipment rentals, passenger refreshments, communication costs, supplies and professional fees.

     During the period between the beginning of 2001 and December 31, 2004, we reduced our break-even load factor, which is the passenger load factor that will result in operating revenues being equal to operating expenses, from 61.5% to 52.5% . This decrease has been primarily due to increases in yield and revenues per available seat kilometer due to our effective revenue management system, combined with the spreading of fixed costs over a greater number of available seat kilometers.

     Our operating margin, which measures operating income as a percentage of operating revenues, has consistently improved during the first four years of our operations and was among the highest in the airline industry worldwide in 2004, according to publicly-filed company reports.

Brazilian Economic Environment

     As a company with substantially all of its operations currently in Brazil, we are affected by general economic conditions in the country. While our growth since 2001 has been primarily driven by our expansion into new markets and increased flight frequencies, we have also been affected by macroeconomic conditions in Brazil. In 2004, our growth outpaced Brazil’s GDP growth of 5.2% and the growth of our primary competitors because of strong demand for our lower fare service. However, the GDP growth rate will become increasingly important in determining our future growth capacity and our results of operations, primarily because the DAC’s approval of requests for new routes and increases in flight frequencies will depend in part on its perception of Brazil’s macroeconomic environment. From 1970 through 2004, Brazilian air traffic demand grew at a rate of approximately 2.0 times Brazil’s GDP growth. In 2004, air traffic demand grew 11.9%, which was approximately 2.3 times Brazil’s GDP growth of 5.2% .

     Our results of operations are affected by currency fluctuations. Almost all of our revenues are denominated in reais (with a small portion of our revenues from our flights between Brazil and Argentina being denominated in Argentine pesos), but a significant part of our operating expenses are either payable in or affected by the U.S. dollar, such as our aircraft operating lease payments, related maintenance reserves and deposits, and jet fuel expenses. Based on a statistical analysis of our first four years of operations, we believe that our revenues are highly correlated with the real/U.S. dollar exchange rate and jet fuel prices because real depreciations and increases in jet fuel prices are generally incorporated into the fare structures of Brazilian airlines. Approximately 49% of our operating expenses (including aircraft fuel) are denominated in, or linked to, U.S. dollars and therefore vary with the real/U.S. dollar exchange rate. We believe that our foreign exchange and fuel hedging programs protect us against short-term swings in the real/U.S. dollar exchange rate and jet fuel prices. Overall, we believe that the combination of our revenue stream, with its correlation to movements in the real/U.S. dollar exchange rate, and short-term hedges on the U.S. dollar-linked portion of our expenses, will mitigate the adverse effect on our operating expenses of abrupt movements in the real/ U.S. dollar exchange rate.

     Inflation has also had, and may continue to have, effects on our financial condition and results of operations. Approximately 51% of our operating expenses (excluding aircraft fuel) are denominated in reais, and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation.

     Since presidential elections were held in Brazil in 2002, the Brazilian economy has moved towards increased stability. The country went through a period of market turmoil in the second half of 2002 as investors feared that, if elected, the Labor Party led by Luiz Inácio Lula da Silva would change the economic policies of the previous administration. The real fluctuated significantly as a result, depreciating by 52.3% during the year and closing at R$3.5333 to US$1.00 on December 31, 2002. Inflation for the year, as measured by the IGP-M, was 25.3% and real GDP grew by 1.9% .

     The Labor Party government administration has largely continued the macroeconomic policies of the previous administration, focusing on fiscal responsibility. In 2003, investor confidence rebounded as a result and the real appreciated by 18.2% against the U.S. dollar to R$2.8892 per US$1.00 at December 31, 2003. Inflation in 2003, as measured by the IGP-M, decreased to 8.7% . However, Brazil’s real gross domestic product, or GDP, increased 0.5% to US$506.8 billion during 2003, despite the very high interest rates that prevailed at the beginning of 2003 to combat inflationary pressures, which also acted to constrain economic growth.

     During 2004, Brazil’s GDP increased 5.2% to US$559.6 billion and the country achieved a trade surplus of US$33.7 billion, its highest trade surplus ever. Inflation in 2004, as measured by the IGP-M, was 12.4% and 7.6% as measured by the IPCA. The Brazilian Central Bank’s year-end inflation target for each of 2005 and 2006 is 4.5%, based on the IPCA index, within a band of 2.5 and 2.0 percentage points, respectively. Interest rates continued to be high, with the CDI rate averaging 17.8% in 2004. In 2004, the real appreciated by 8.1% against the U.S. dollar, reflecting continued investor confidence. On June 15, 2005, the U.S. dollar/real exchange rate was R$2.446 per US$1.00.

    The following table shows data for real GDP growth, inflation, interest rates, the U.S. dollar exchange rate and crude oil prices for and as at the periods indicated.

		December 31,

	2002	2003	2004

Real growth in gross domestic product	1.9%	0.5%	5.2%
Inflation (IGP-M)(1)	25.3%	8.7%	12.4%
Inflation (IPCA)(2)	12.5%	9.3%	7.6%
CDI rate(3)	24.8%	16.3%	17.8%
LIBOR rate(4)	1.4%	1.1%	2.4%
Depreciation (appreciation) of the real vs. U.S. dollar	52.3%	(18.2)%	(8.1)%
Period-end exchange rate—US$1.00	R$3.5333	R$2.8892	R$2.6544
Average exchange rate—US$1.00(5)	R$2.9983	R$3.0600	R$2.917
Increase (decrease) in West Texas intermediate crude (per barrel)	57.3%	4.2%	33.6%
West Texas intermediate crude (per barrel)	US$31.20	US$32.52	US$43.45
West Texas intermediate crude (average per barrel during period)	US$26.17	US$31.06	US$41.51
________________________________________

Sources: Fundação Getúlio Vargas, the Central Bank and Bloomberg
(1)	Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.
(2)	Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.
(3)	The CDI rate is average of inter-bank overnight rates in Brazil (accumulated for period-end month, annualized).
(4)	Three-month U.S. dollar LIBOR rate as of the last date of the period. The LIBOR rate is the London inter-bank offer rate, which is the rate applicable to the short- term international inter-bank market.
(5)	Represents the average of the exchange rates on the last day of each month during the period.

Critical Accounting Policies and Estimates

     The preparation of our consolidated financial statements in conformity with U.S. GAAP requires our management to adopt accounting policies and make estimates and judgments to develop amounts reported in our consolidated financial statements and related notes. We strive to maintain a process to review the application of our accounting policies and to evaluate the appropriateness of the estimates that are required to prepare our consolidated financial statements. We believe that our estimates and judgments are reasonable; however, actual results and the timing of recognition of such amounts could differ from those estimates. In addition, estimates routinely require adjustment based on changing circumstances and the receipt of new or better information.

     Critical accounting policies and estimates are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different outcomes under different assumptions and conditions. The policies and estimates discussed below have been reviewed with our independent auditors. For a discussion of these and other accounting policies, see Note 2 to our consolidated financial statements.

     Passenger Revenue. Passenger ticket sales are initially recorded as a component of air traffic liability. Revenue is recognized when transportation is provided or when a ticket expires, as all of our tickets are non-refundable. In case of travels re-scheduled and upon payment of a change fee, we provide our customers with a credit that is recorded in air traffic liability, which expires 12 months from the date of scheduled travel if not used.

     Accounting for Long-lived Assets. In accounting for long-lived assets, we make assumptions about the expected useful lives of our assets and the potential for impairment. Our long-lived assets are evaluated for impairment when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Indicators include operating or cash flow losses, significant decreases in market value or changes in technology. If impairment occurs, any loss is measured by comparing the fair value of the asset to its net book value. As our assets are all relatively new and we continue to have positive cash flow, we have not identified any impairments related to long-lived assets at this time.

     Risk Management Instruments Used for Aircraft Fuel and Foreign Exchange. We utilize financial risk management instruments to manage the price risk of changing aircraft fuel prices and the foreign exchange risk of our U.S. dollar-denominated liabilities. The contracts are recorded at current market value in the balance sheet with any gains or losses recorded in financial expense. Forward jet fuel prices are estimated through the observation of similar commodity futures prices (such as crude oil) and adjusted based on variations to those like commodities. As the majority of our contracts settle within three months, the variation between estimates and actuals are recognized within a short period of time.

     Accounting for stock-based compensation. We account for stock-based compensation in coordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Compensation expense for a stock option grant is recognized when the exercise price is less than the fair value of our preferred shares on the grant date.

     Pro forma information regarding our net profit and net profit per share is required by SFAS No. 123 and has been determined as if we accounted for employee stock options under the fair value method prescribed by SFAS No. 123. Considering the amounts involved, the application of SFAS No. 123 would not result in a material effect on our net income and earnings per share.

     On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), or FASB Statement No. 123(R), “Share-Based Payment,” which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in FASB Statement No. 123(R) is similar to the approach described in FASB Statement No. 123. However, FASB Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair value. Pro forma disclosure is no longer an alternative.

     Companies must adopt FASB Statement No. 123(R) no later than January 1, 2006. We expect to adopt FASB Statement No. 123(R) in our 2006 financial statements using the modified-perspective method. As permitted by FASB Statement No. 123, we currently account for share-based payments to employees using APB Opinion No. 25’s intrinsic value method. Accordingly, the adoption of FASB Statement No. 123(R)’s fair value method will affect how we account for stock-based compensation in the future. The application of SFAS No. 123 requires the use of assumptions and estimates about the company’s share price volatility, dividends and life of the options, any of which could impact significantly the estimated value of the options. The impact of adoption of FASB Statement No. 123(R) will not be material to our reported results.

     Deposits for aircraft and engine maintenance. U.S. dollar deposits for aircraft and engine maintenance, as stipulated in our respective lease agreements, are made to specific accounts in the name of the lessor responsible for the maintenance services. Certain required aircraft and engine maintenance, as stipulated in our respective lease agreements, are funded from these deposits. Our actual aircraft and maintenance expenditures could differ from these deposits. We are required to pay the lessor for maintenance expenditures that exceed deposited amounts. We can apply deposit amounts that exceed maintenance expenditures to the final lease payment.

Results of Operations

     The following table sets forth certain components of our income for the years ended December 31, 2004, 2003 and 2002.

	Year Ended December 31,

	2002	2003	2004	2004

		(In thousands)
Net operating revenues:
Passenger	R$ 643,549	R$ 1,339,191	R$ 1,875,475	US$ 706,553
Cargo and other	34,330	61,399	85,411	32,177

Total net operating revenues	677,879	1,400,590	1,960,886	738,730
Operating expenses:
Salaries, wages and benefits	77,855	137,638	183,037	68,956
Aircraft fuel	160,537	308,244	459,192	172,993
Aircraft rent	130,755	188,841	195,504	73,653
Aircraft insurance	23,186	25,850	25,575	9,635
Sales and marketing	96,626	191,280	261,756	98,612
Landing fees	32,758	47,924	57,393	21,622
Aircraft and traffic servicing	47,381	58,710	74,825	28,189
Maintenance, materials and repairs	16,160	42,039	51,796	19,513
Depreciation	7,885	13,844	21,242	8,003
Other operating expenses	22,654	44,494	54,265	20,443

Total operating expenses	615,797	1,058,864	1,384,585	521,619
Operating income	62,082	341,726	576,301	217,111
Other expenses:
Interest expense	(16,530)	(20,910)	(13,445)	(5,065)
Financial income (expense), net	7,447	(56,681)	24,424	9,201

Income before income taxes	52,999	264,135	587,280	221,247
Income taxes current	(1,396)	(60,747)	(165,710)	(62,428)

Income taxes deferred	(16,246)	(27,929)	(36,860)	(13,886)

Net income	R$ 35,357	R$ 175,459	R$ 384,710	US$ 144,933

Earnings per share, basic and diluted(1)	R$ 0.36	R$ 1.07	R$ 2.14	US$ 0.81
Weighted average shares used in computing earnings per
share, basic and diluted (in thousands)(1)	98,268	164,410	179,731
Earnings per ADS, basic	R$ 0.72	R$ 2.14	R$ 4.28	US$ 1.62
Earnings (loss) per ADS, diluted			4.26	1.60
________________________________________
(1)	Our preferred shares are not entitled to any fixed dividend preferences, but are instead entitled to receive dividends per share in the same amount of dividends per share paid to holders of our common shares. However, our preferred shares are entitled to receive distributions prior to holders of the common shares. Consequently, our earnings (loss) per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year. Preferred shares are excluded during any loss period. We have no dilutive securities.

Year 2004 Compared to Year 2003

     Our net income for the year 2004 increased to R$384.7 million from R$175.5 million for 2003, an increase of R$209.3 million. We had operating income of R$576.3 million in 2004, an increase of R$234.6 million from 2003, and our operating margin was 29.4%, an increase of 5.0 points from 2003. Income before income taxes increased 122.3% to R$587.3 million, resulting in increased income and social contribution taxes to R$202.6 million in 2004 from R$88.7 million in 2003. Our effective tax rate was 34% in 2004 and 2003, respectively.

     Net Operating Revenues. Net operating revenues increased 40.0%, or R$560.3 million, due primarily to increased passenger revenues. Increased passenger revenues resulted from an 7.6% increase in our yield, a 16.3% increase in capacity and a 6.7 point increase in our load factor from 64.3% to 71.1%. The increase in capacity was driven by the addition of over 100 regularly-scheduled departures. A 28.6% increase in revenue passenger kilometers resulted in an increase of our market share to 22.3% from 19.2% in 2003. Cargo and other revenue increased by R$24.0 million due primarily to increases in revenues from our cargo service operations. Revenue growth was facilitated by the average number of aircraft in service increasing from 21.6 to 22.3.

     Operating Expenses. Operating expenses increased 30.8%, or R$325.7 million, due primarily to a 49.0% increase in the average cost of jet fuel and a 36.8% increase in our sales and marketing expenses. Operating expense increases were partially offset by higher productivity and decreases in average aircraft rents and aircraft insurance premiums as a result of the 8.1% appreciation of the real against the U.S. dollar. Operating capacity increased by 16.3% to 8.84 billion available seat kilometers due to scheduled capacity that allowed us to add over 100 additional regularly scheduled flight frequencies. Additionally, we increased aircraft utilization from 12.8 block hours per day in 2003 to 13.6 block hours per day in 2004. Operating expenses per available seat kilometer increased 12.4% to R$15.66 cents, primarily as a result of the increase in the average cost of jet fuel and the increase in sales and marketing expense, partially offset by spreading our fixed costs over more available seat kilometers. The breakdown of our operating expenses for 2004 compared to 2003 is as follows (percent changes are based on unrounded numbers):

	Year Ended
	December 31,			Percentage of

			Percent	Net Revenues
	2003	2004	Change	(2004)

	(cost per
	available seat
	kilometer in
	R$ cents)
Operating expenses:
Salaries, wages and benefits	1.83	2.07	13.1%	9.3%
Aircraft fuel	4.10	5.19	26.6%	23.4%
Aircraft rent	2.51	2.21	(12.0)%	10.0%
Aircraft insurance	0.34	0.29	(14.7)%	1.3%
Sales and marketing	2.54	2.96	16.5%	13.4%
Landing fees	0.64	0.65	1.6%	2.9%
Aircraft and traffic servicing	0.78	0.85	9.0%	3.8%
Maintenance, materials and repairs	0.56	0.59	5.4%	2.7%
Depreciation	0.18	0.24	33.3%	1.1%
Other operating expenses	0.60	0.61	1.7%	2.8%

Total operating expenses	14.07	15.66	11.3%	70.6%

Cost per flight hour	13.45	14.94	11.1%	—
Break-even load factor	50.8%	52.5%	3.3%	—

     Salaries, wages and benefits increased 33.0%, or R$45.4 million, due to a 34.7% increase in full-time equivalent employees from 2,453 at the end of 2003 to 3,307 at the end of 2004, a 5.8% increase in wage rates due to cost of living increases, R$27.2 million in provisions for our profit sharing plan and crew training costs to support the addition of five Boeing 737-300 aircraft in the second half of 2004. Cost per available seat kilometer increased 13.2% due to the provision for profit sharing, partially offset by increased productivity per employee and higher capacity.

     Aircraft fuel expense increased 49.0%, or R$150.9 million, primarily due to an increase in average fuel cost per liter of 24.2% and 53.0 million more liters of fuel being consumed (a 20.0% increase from 2003), partially offset by our fuel efficient fleet and pricing power, which helped to mitigate the increase in jet fuel prices. Cost per available seat kilometer increased 26.6% due primarily to the increase in the average fuel cost per liter.

     Aircraft rent increased 3.5%, or R$6.7 million, due to an increase in the average size of our fleet to 22.3 aircraft from 21.6, partially offset by a lower average rent for the five additional Boeing 737-300 aircraft that we are leasing on two- and three-year contracts to meet short-term capacity needs and the 8.1% appreciation of the real against the U.S. dollar. Cost per available seat kilometer decreased 12.0% due to high aircraft utilization of 13.6 block hours per day.

     Aircraft insurance expense decreased 1.1%, or R$0.3 million, primarily due to the appreciation of the real against the U.S. dollar during the year and a decrease in our average insurance premium rates. Cost per available seat kilometer decreased 14.7% due to the same reasons.

     Sales and marketing expense increased 36.8%, or R$70.5 million, primarily due to increased ticket sales per real of passenger revenues, increased advertising expenses related to the opening of 11 new bases and higher credit card fees resulting from higher passenger revenues, partially offset by reductions in travel agency commissions. We sold 76.4% of our tickets through our website in 2004 as compared to 57.9% in 2003. Travel agents accounted for 74.9% of our online ticket sales in 2004 as compared to 75.9% in 2003. Cost per available seat kilometer increased 16.5% as a result of these factors.

     Landing fees increased 19.8%, or R$9.5 million, due to a 16.2% increase in departures and a 3.0% increase in average landing tariffs. Cost per available seat kilometer increased 1.6% .

     Aircraft and traffic servicing expense increased 27.4%, or R$16.1 million, due to the start-up of 11 new bases. Cost per available seat kilometer increased 9.0% as a result of fixed costs relating to the new bases.

     Maintenance, materials and repairs increased 23.2%, or R$9.8 million, due to 0.7 average additional aircraft in operation as well as 27 scheduled airframe checks and engine repairs in 2004, as compared to 19 performed in 2003. Cost per available seat kilometer increased 5.4% due to the same reasons.

     Depreciation increased 53.4%, or R$7.4 million, due primarily to a R$6.0 million depreciation of inventoried aircraft spare parts. Cost per available seat kilometer increased 33.3% due to the depreciation of the aircraft spare parts.

     Other operating expenses increased 22.0%, or R$9.8 million, due to an increase in general and administrative expenses related to the expansion of our operations. Cost per available seat kilometer increased 4.9% due to the expansion of our operations.

     Other Income (Expense). Interest expense and financial income (expense), net decreased R$88.6 million, due to increases of R$32.3 million in interest income on cash balances and R$32.3 million in hedging gains, and decreases of R$10.7 million in interest expenses and R$11.0 million in exchange variation losses.

Year 2003 Compared to Year 2002

     Our net income for the year 2003 increased to R$175.5 million from R$35.4 million for 2002, an increase of R$140.1 million. We had operating income of R$341.7 million, an increase of R$279.6 million over 2002, and our operating margin was 24.4%, an increase of 15.2 points from 2002. Income before income tax increased 398.4% to R$264.1 million resulting in increased income and social contribution taxes to R$88.6 million in 2003 from R$17.6 million in 2002. Our effective tax rate was 34% and 33% in 2003 and 2002, respectively.

     Net Operating Revenues. Net operating revenues increased 106.6%, or R$722.7 million, due primarily to increased passenger revenues. Increased passenger revenues resulted primarily from a 43.2% increase in departures, a 1.7 point increase in our load factor from 62.5% to 64.2% and a 35.8% increase in our yield. Other revenue increased by R$27.1 million due primarily to increases in revenues from our cargo service operations. Revenue growth was facilitated by the average number of aircraft in service increasing from 15.3 to 21.6.

     Operating Expenses. Operating expenses increased 72.0%, or R$443.1 million, due primarily to operating an average of 6.3 additional aircraft during 2003, increased flight departures during the period, an increase in the average cost of jet fuel and an increase in our sales and marketing expenses. Operating capacity increased by 49.1% to 7.53 billion available seat kilometers due to scheduled capacity increases and an increase in aircraft utilization by 4.1% .. Operating expenses per available seat kilometer increased 15.3% to R$14.07 cents, primarily as a result of a 19.4% increase in the average cost of jet fuel and a 98.0% increase in sales and marketing expense, partially offset by spreading our fixed costs over a larger fleet and a decrease in our average insurance premium rates. The breakdown of our operating expenses for 2003 compared to 2002 is as follows (percent changes are based on unrounded numbers):

	Year Ended			Percentage of
	December 31,		Percent	Net Revenues

	2002	2003	Change	(2003)

	(cost per
	available seat
	kilometer in
	R$ cents)
Operating expenses:
Salaries, wages and benefits	1.54	1.83	18.6%	9.8%
Aircraft fuel	3.18	4.10	28.8%	22.0%
Aircraft rent	2.59	2.51	(3.1)%	13.5%
Aircraft insurance	0.46	0.34	(25.2)%	1.8%
Sales and marketing	1.91	2.54	32.8%	13.7%
Landing fees	0.65	0.64	(1.9)%	3.4%
Aircraft and traffic servicing	0.94	0.78	(16.9)%	4.2%
Maintenance, materials and repairs	0.32	0.56	74.5%	3.0%
Depreciation	0.16	0.18	17.8%	1.0%
Other operating expenses	0.45	0.60	31.8%	3.2%

Total operating expenses	12.20	14.07	15.3%	75.6%

Cost per flight hour	11.31	13.45	18.9%	—
Break-even load factor	59.8%	50.8%	(15.0)%	—

     Salaries, wages and benefits increased 76.8%, or R$59.8 million, due to an 18.4% increase in full-time equivalent employees from 2,072 at the end of 2002 to 2,453 at the end of 2003, increases in wage rates of 7.8% due to cost of living increases and R$19.1 million in provisions for our profit sharing plan. Cost per available seat kilometer increased 18.6% due to the salary increases and the provision for profit sharing, partially offset by increased productivity and higher capacity.

     Aircraft fuel expense increased 92.0%, or R$147.7 million, primarily due to 100.4 million more liters of fuel being consumed (a 61.2% increase from 2002) and an increase in average fuel cost per liter. Cost per available seat kilometer increased 28.8% due primarily to the increase in the average fuel cost per liter.

     Aircraft rent increased 44.4%, or R$58.1 million, due to an increase in the average size of our fleet to 21.6 aircraft from 15.3, partially offset by the 18.2% appreciation of the real against the U.S. dollar during the year. Cost per available seat kilometer decreased 3.1% due to higher aircraft utilization and the appreciation of the real against the U.S. dollar.

     Aircraft insurance expense increased 11.5%, or R$2.7 million, due to higher aggregate premiums paid on a larger fleet size, partially offset by the 18.2% appreciation of the real against the U.S. dollar during the year and a decrease in average insurance premium rates. Cost per available seat kilometer decreased 25.2% due to the appreciation of the real against the U.S. dollar and the decrease in average insurance premium rates.

     Sales and marketing expense increased 98.0%, or R$94.7 million, primarily due to a higher amount of bookings through travel agents, increased advertising expenses and higher credit card fees resulting from increased passenger revenues. We booked a majority of our ticket sales through a combination of our website (57.9% in 2003) and our call center (18.5% in 2003). Travel agents accounted for 75.9% of our internet bookings in 2003. Cost per available seat kilometer increased 32.8% as a result of these factors.

     Landing fees increased 46.3%, or R$15.2 million, due to a 43.2% increase in departures and a 1.1% increase in average landing tariffs. Cost per available seat kilometer decreased 1.9% .

     Aircraft and traffic servicing expense increased 23.9%, or R$11.3 million, primarily due to an increase in our operations from 21 to 28 airports served and a 43.2% increase in departures. Cost per available seat kilometer decreased 16.9% as a result of fixed costs being spread over a higher number of available seat kilometers.

     Maintenance, materials and repairs increased 160.1%, or R$25.9 million, due to 6.3 average additional aircraft in operation as well as six scheduled airframe checks and engine repairs in 2003. Cost per available seat kilometer increased 74.5% due to the airframe checks and engine repairs.

     Depreciation increased 75.6%, or R$6.0 million, due primarily to a 102.9% increase in our inventory of aircraft spare parts and, to a lesser extent, a 95.4% increase in computer equipment resulting from the expansion of our operations. Cost per available seat kilometer increased 17.8% due to increased depreciable assets.

     Other operating expenses increased 96.4%, or R$21.8 million, due to an increase in general and administrative expenses related to the expansion of our operations. Cost per available seat kilometer increased 31.8% due to the expansion of our operations.

     Other Income (Expense). Interest expense and financial income (expense), net increased 754.2%, or R$68.5 million, due to increased working capital financing and R$29.9 million in foreign exchange losses recorded on U.S. dollar forward contracts purchased in March 2003 against future lease payments, partially offset by R$16.9 million in non-cash foreign exchange gains on U.S. dollar-denominated maintenance reserves.

B. Liquidity and Capital Resources

     In managing our liquidity, we take into account our cash and cash equivalents and short-term investments as well as our accounts receivable balances. Our accounts receivable balance is affected by the payment terms of our credit card receivables. Our customers can purchase seats on our flights using a credit card and pay in installments, typically creating a one- or two-month lag between the time that we pay our suppliers and expenses and the time that we receive payment for our services. When necessary, we obtain working capital loans, which can be secured by our receivables, to finance the sale-to-cash collection cycle. At December 31, 2004, we had cash and cash equivalents of R$405.7 million, short-term investments of R$443.4 million and accounts receivable of R$386.4 million, as compared to cash and cash equivalents of R$146.3 million, no short-term investments and accounts receivable of R$240.6 million at December 31, 2003.

     At December 31, 2004, we had six revolving lines of credit, which allow for total borrowings of up to R$225.3 million. One of our revolving lines of credit is secured by our credit card receivables and allows for borrowings of up to R$50.7 million. As of December 31, 2004, there were no amounts outstanding under this facility. Another revolving credit facility is secured by a certificate of deposit and allows for borrowings of up to R$49.6 million. As of December 31, 2004, R$25.8 million was outstanding under this facility. Another line of credit is secured by notes receivables and allows for total borrowings of up to R$125.0 million. As of December 31, 2004, R$92.5 million was outstanding under this facility.

     Operating Activities. We rely primarily on cash flows from operations to provide working capital for current and future operations. Cash flows from operating activities totaled R$274.1 million in 2004, R$85.2 million in 2003 and R$17.0 million in 2002. The increase in operating cash flows over these periods was primarily due to the growth of our business. Net cash used for investing and financing activities was (R$14.7) million in 2004 and net cash provided by investing and financing activities was R$51.6 million in 2003. Net cash used in investing and financing activities was (R$12.7) million in 2002. The increase in cash provided by financing activities in 2004 was due primarily to the capital we raised in our initial public offering in June 2004. We used R$443.4 million of the proceeds from our initial public offering to purchase short-term investments, which resulted in the net use of (R$14.7) million for investing and financing activities.

     Our operating cash flows are affected by the requirement under the terms of our aircraft operating leasing agreements that we establish maintenance reserve accounts for our aircraft that must be funded at specified levels. At December 31, 2004, we had R$104.2 million of deposits under our aircraft operating leases for aircraft and engine maintenance. We believe the amounts deposited in these reserve accounts currently exceed the amounts actually required to maintain our aircraft, given the young age of our fleet. As our fleet ages and maintenance costs increase, funds will be drawn from the maintenance reserve accounts to pay for structural maintenance. Over the next three years, we expect that we will be required to continue to make deposits in maintenance reserve accounts. The amount we will be required to deposit in the maintenance reserve accounts will be affected by a number of factors in addition to our fleet size and number of hours flown, including changes in maintenance rates and the ability to substitute other instruments for cash deposits. We believe the amounts to be deposited will be sufficient to service our future aircraft and maintenance costs for the duration of the applicable operating leases.

     We believe that we can meet our existing financial commitments and aircraft rent obligations with our cash and cash equivalents, and cash from operations, short-term investments and accounts receivable collected.

     Investing Activities. During 2004, capital expenditures were R$533.4 million, which included expenditures of R$85.4 million related to our purchase of aircraft spare parts. During 2003, capital expenditures were R$42.7 million, which included expenditures of R$38.2 million related to our purchase of aircraft spare parts. Capital expenditures for facilities improvements and hardware purchases was R$4.0 million. We reduced our aircraft lease security deposits by R$3.5 million during 2003. During 2002, capital expenditures were R$22.4 million, which included expenditures of R$16.9 million related to our purchase of aircraft spare parts. Capital expenditures for other property and equipment, including ground equipment purchases and facilities improvements, was R$5.5 million. Aircraft lease security deposits increased by R$12.1 million during 2002.

     Financing Activities. Financing activities during 2004 consisted primarily of short-term borrowings of R$79.4 million and the proceeds from the issuance of R$470.4 million of preferred shares in our initial public offering. Financing activities during 2003 consisted primarily of short-term borrowings of R$16.1 million and the issuance of R$94.2 million of preferred shares of Gol. Financing activities during 2002 consisted primarily of a reduction of short-term debt by R$14.2 million and the issuance of R$16.5 million of common shares. We did not pay any dividends in respect of the fiscal year 2002. We declared R$26.5 million and R$60.7 million of dividends for the fiscal years 2003 and 2004, respectively, which were accrued on our balance sheet as “Other Current Liabilities” and paid in March 2004 and 2005, respectively. Under our by-laws, at least 25% of our adjusted net income, as calculated under Brazilian GAAP and adjusted under the Brazilian corporation law (which differs significantly from net income as calculated under U.S. GAAP), for the preceding fiscal year must be distributed as a mandatory annual dividend. The most significant adjustment to U.S. GAAP net income in arriving at adjusted net income under Brazilian GAAP relates to the accounting for additions to our maintenance deposits. Under U.S. GAAP, additions to our maintenance deposits are deferred and such deposits are charged to operating expense as maintenance is incurred. Under Brazilian GAAP, additions to our maintenance deposits are charged to operating expenses when made.

     Capital Resources. We typically finance our leased aircraft through operating lease financings. Although we believe that debt and/or operating lease financings should be available for our future aircraft deliveries, we cannot assure you that we will be able to secure financings on terms attractive to us, if at all. To the extent we cannot secure financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to continue to require working capital investment due to the use of credit card installment payments by our customers. We have two lines of credit that are secured by our accounts receivable. We expect to meet our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by short-term credit lines.

     We structure our growth plans in a way that is mindful of the DAC’s criteria for the granting of new routes and frequencies. Our growth plans contemplate operating approximately 75 aircraft by the end of 2010. We have placed firm purchase orders with The Boeing Company for 30 737-800 Next Generation aircraft and we have options to purchase an additional 33 737-800 Next Generation aircraft. Currently, six firm order aircraft are to be delivered in 2006, thirteen in 2007, seven in 2008 and four in 2009. The purchase options are exercisable for deliveries between 2007 and 2010. Committed expenditures for these aircraft, based on aircraft list price and including estimated amounts for contractual price escalations and pre-delivery deposits, are US$31.5 million in 2005, US$192.6 million in 2006, US$983.2 million in 2007, US$820.1 million in 2008 and US$612.5 million in 2009. We expect to meet our pre-delivery deposits by using cash from operations or borrowings under short-term credit facilities and/or vendor financing. We expect to finance the balance of the purchase price of the Boeing 737-800 Next Generation aircraft through a combination of means, such as cash and funds generated from operations, low-interest bank financing and credit agreements, sale and leaseback transactions, additional equity or debt offerings and/or vendor financing. The firm orders represent a significant financial commitment for us. Pending the application of the proceeds from our public offerings, we have invested these proceeds in overnight deposits and deposit certificates with highly-rated Brazilian banks and temporary investments, mainly highly-rated Brazilian government bonds. As of December 31, 2004, we had approximately R$842 million of these temporary investments. Most of the temporary investments are held in an account managed by an unaffiliated, independent third party. Although the account manager has the discretion in selecting investment instruments for the managed account, this discretion is limited by the charter of the managed account and the cash management policies approved by our risk policies committee. See note 4 to our consolidated financial statements included elsewhere in this annual report. While we expect that a preliminary commitment to us from the Export-Import Bank of the United States to provide guarantees covering approximately 85% of the aggregate purchase price for the firm order aircraft will assist us in obtaining low-cost financing for the purchase of the firm order aircraft, we may be required to use our own cash resources for the remaining

15% of the aggregate purchase price for the firm order aircraft. To the extent that we do not have sufficient cash resources to do so, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would have an adverse impact on the execution of our growth strategy and business.

C. Research and Development, Patents and Licenses, etc.

     We believe that the Gol brand has become synonymous with innovation and value in the Brazilian airline industry. We have filed requests for registration of the trademarks “GOL” and “GOL LINHAS AÉREAS INTELIGENTES” with trademark offices in Brazil and in other countries, such as Chile, Argentina and the United States. A challenge has been filed in Brazil against the registration by us of the “GOL” trademark. See “Item 8. Financial Information—Legal Proceedings—Trademark.”

D. Trend Information

     We expect to expand our operations by adding additional flights to existing domestic routes, adding new domestic routes where sufficient market potential exists and expanding into high-traffic centers in other South American countries. We expect to commence flights between Brazil and Santa Cruz de la Sierra, Bolivia in the second half of 2005. We have been authorized by the CERNAI to operate routes between Brazil and Montevideo, Uruguay, and between Brazil and Asunción, Paraguay. We expect to receive authorization from the DAC to commence flights on these international routes during the second half of 2005. As in previous years, in 2005 we will also concentrate on keeping our operating costs low and pursuing ways to make our operations more efficient.

     Given the demand for our services, we believe that we will continue to have significant growth opportunities. We expect to benefit from economies of scale and reduce our average cost per available seat kilometer as we add additional aircraft to an established and efficient operating infrastructure. We currently have applications with the DAC to add additional routes and flight frequencies. We expect our operating capacity to increase 50% with the addition of up to 13 aircraft in 2005, which will increase our available seat kilometers and operating costs on an aggregate basis.

     We expect jet fuel prices will continue to be high in 2005 and we plan to use our fuel and foreign exchange hedging programs to help protect us against short-term movements in crude oil prices and the real/ U.S. dollar exchange rate.

E. Off-Balance Sheet Arrangements

     None of our operating lease obligations are reflected on our balance sheet. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

F. Tabular Disclosure of Contractual Obligations

     Our non-cancelable contractual obligations at December 31, 2004 included the following (in millions of reais):

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Aircraft and engine operating leases	R$ 759.3	R$ 200.8	R$ 381.5	R$ 170.5	R$ 6.5
Short-term borrowings	118.3	118.3	—	—	—
Long-term vendor payables	9.2	—	9.2	—	—

Total	R$ 886.8	R$ 319.1	R$ 390.7	R$ 170.5	R$ 6.5

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     Under our by-laws, we are managed by our Conselho de Administração, or board of directors, which is composed of at least five members and at most 11 members, and a Diretoria, or board of executive officers, which is composed of at least two and at most six members. Our by-laws provide for the establishment of a non-permanent Conselho Fiscal, or fiscal committee, to be comprised of three to five members. We also have corporate governance and nomination, audit, compensation, risk management and cash management committees comprised of members of our board of directors and non-board members, and management, executive policy, budget, investment, corporate governance and risk management committees, comprised of members of our board of executive officers and senior managers.

     We are committed to achieving and maintaining high standards of corporate governance. In working towards this goal, we have established a corporate governance and nomination committee to monitor and make recommendations with respect to corporate governance “best practices” to our board of directors. In addition, in connection with listing as a Level 2 company on the BOVESPA, we have entered into an agreement with the BOVESPA to grant certain additional rights not required of Level 2 companies to our shareholders, such as tag-along rights offering our preferred shareholders 100% of the price paid per common share of controlling block shareholders. We conduct our business with a view towards transparency and the equal treatment of all of our shareholders. We have implemented policies to help to ensure that all material information that our shareholders require to make informed investment decisions is made available to the public promptly and that we at all times accurately reflect the state of our operations and financial position through press releases, filings with the SEC and CVM, and by keeping the investor relations section of our website current and complete. We have also adopted formal policies that restrict trading in our preferred shares by company insiders.

Board of Directors

     Our board of directors is dedicated to providing our overall strategic guidelines and, among other things, is responsible for establishing our general business policies and for electing our executive officers and supervising their management. Currently, our board of directors is comprised of eight members. In 2004, we elected three new members to our board of directors. Each of the new board members qualifies as independent based upon New York Stock Exchange criteria. The board of directors meets six times per year or whenever requested by the president or three members of our board of directors.

     Under the Brazilian corporation law, each director must hold at least one of our common or preferred shares, may reside outside of Brazil, and is elected by the holders of our common shares at the Assembléia Geral, or the annual general meeting of shareholders. There are no provisions in our by-laws restricting (i) a director’s power to vote on a proposal, arrangement or contract in which such director is materially interested, or (ii) the borrowing powers exercisable by our directors from us. However, under the Brazilian corporation law, a director is prohibited from voting on any matter that would result in such director having a conflict of interest with our company.

     Under the Brazilian corporation law, shareholders of publicly traded companies, such as we are, who together hold non-voting or voting-right restricted preferred shares representing at least 10% of our total share capital for at least three months, are entitled to appoint one member of our board of directors. However, until 2005, the board member to be appointed by such preferred shareholders will be chosen from a list of names provided by our controlling shareholder.

     Under our by-laws, the members of the board of directors are elected by the holders of our common shares at the annual general meeting of shareholders. Members of our board of directors serve the same one-year terms and may be re-elected. The terms of our current directors expire in 2005 and they were reelected at our annual general meeting of shareholders on April 11, 2005. Our by-laws do not provide for a mandatory retirement age for our directors.

     The following table sets forth the name, age and position of each member of our board of directors. A brief biographical description of each member of our board of directors follows the table.

Name	Age	Position

Constantino de Oliveira	73	Chairman
Constantino de Oliveira Junior	36	Director
Henrique Constantino	33	Director
Joaquim Constantino Neto	40	Director
Ricardo Constantino	42	Director
Alvaro de Souza	56	Director
Antonio Kandir	52	Director
Luiz Kaufmann	59	Director

     Constantino de Oliveira is the chairman of our board of directors and has served in this capacity since March 2004. Mr. Oliveira has also been the chairman of the board of directors of Gol since 2002. Mr. Oliveira is founder and president of the Áurea group. He founded his first company, Expresso União, a bus transportation company, in 1957 in the state of Minas Gerais. Mr. Oliveira was the principal architect in our creation.

     Constantino de Oliveira Junior is a member of our board of directors and our Chief Executive Officer. He has served in both capacities since March 2004. Mr. Oliveira has also been the chief executive officer and a member of the board of directors of Gol since 2001. Mr. Oliveira introduced the “low-cost, low-fare” concept to the Brazilian airline industry and was elected the Most Valuable Executive in 2001 and 2002 by the Brazilian newspaper Valor Econômico and was also elected the Leading Executive in the logistics sector in 2003 by the readers of Gazeta Mercantil, a Brazilian financial newspaper. From 1994 to 2000, Mr. Oliveira served as an officer of the Áurea group. Mr. Oliveira studied Business Administration at the Universidade do Distrito Federal and he attended the Executive Program on Corporate Management for Brazil conducted by the Association for Overseas Technical Scholarships.

     Henrique Constantino has been a member of our board of directors since March 2004. Mr. Constantino has also been a member of the board of directors of Gol since 2003. He has been the financial officer of the Áurea group since 1994. He participated in the creation of Gol and served as its financial officer from January 2001 to March 2003, when he became a member of the board. Mr. Constantino has a law degree from CEUB— Centro de Ensino Unificado de Brasília and has a Master in Business Administration degree from EAESP— FGV (Fundação Getúlio Vargas—São Paulo).

     Joaquim Constantino Neto has been a member of our board of directors since March 2004. Mr. Constantino has been a member of the board of directors of Gol since 2001. He has been the operations officer of the Áurea group since 1994. From 1984 to 1990, he was in charge of operations of Reunidas Paulista. Since 1990 to the present, he has been the President of Breda Turismo, a transportation company. Since 1998, Mr. Constantino has also been a member of the board of directors of Metra, a metropolitan bus company serving the cities of São Paulo, Santo André, São Bernardo do Campo and Diadema.

     Ricardo Constantino has been a member of our board of directors since March 2004. Mr. Constantino has been a member of the board of directors of Gol since 2001. He has been the technical and maintenance officer of the Áurea group since 1994. Since 2000, Mr. Constantino is also a member of the board of directors of Mercabenco S.C., a consortium of Mercedes automobile dealers.

     Alvaro de Souza has been a member of our board of directors since August 2004. Mr. Souza is an officer of AdS—Gestão, Consultoria e Investimentos Ltda. and member of the board of directors of SAG do Brasil S.A., World Wildlife Group (WWF), Comgás, British Gas Group, AMBEV and Roland Berger do Brasil. He was the Chief Executive Officer of Citibank Brasil from 1993 to 1994 and an Executive Vice-President of Citigroup from 1995 to 2003. Mr. Souza holds a bachelor’s degree in Economics and Business Administration from Pontifícia Universidade Católica de São Paulo. Mr. Souza is an independent member of our board of directors under the requirement of the SEC and NYSE listing standards and is a member of our audit committee.

     Antonio Kandir has been a member of our board of directors since August 2004. Mr Kandir is an economic consultant and is a member of the board of directors of AVIPAL/ELEGÊ and the consulting board of Portugal Telecom. Mr. Kandir served in the Brazilian government as a Congressional Representative for two terms of office, and served as Planning and Budget Minister and Secretary of Economic Policy and President of the Privatization Council. He has a bachelor’s degree in production engineering from the Escola Politécnica at USP and bachelor’s, master’s and PHD degrees in Economics from Unicamp. Mr. Kandir is an independent member of our board of directors under the requirement of the SEC and NYSE listing standards and is a member of our audit committee.

     Luiz Kaufmann has been a member of our board of directors since December 2004. Mr Kaufmann has presided over several companies such as Aracruz Celulose S.A. from 1993 to 1998, Vésper, Petropar, Grupo Multiplic, Arthur D. Little, and was a partner at GP Investimentos. He was a member of several companies’ board of directors, including Pioneer Hi-Bred International, América Latina Logística, and Lojas Americanas. Luiz Kaufmann is also Chairman of Fleet One’s board of directors, a member of Medial Saúde’s Board of Directors, and chief executive officer of Primesys Soluções Empresariais S.A. and L. Kaufmann Consultores. He was a member of the Global Corporate Governance Advisory Board, which was comprised of 20 internationally renowned business leaders from 16 different countries, created to advance knowledge on the roles and responsibilities of boards of directors of international companies. Mr. Kaufmann is an independent member of our board of directors under the requirement of the SEC and NYSE listing standards. He is a member of our audit committee and our audit committee financial expert as defined by the current SEC rules.

     Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are brothers and Constantino de Oliveira is their father. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino control Aeropar Participações S.A. and Comporte Participações S.A. on an equal basis.

Executive Officers

     Our executive officers have significant experience in the domestic and international passenger transportation industries, and we have been able to draw upon this extensive experience to develop our low-cost operating structure. The executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established in our by-laws and by our board of directors. The business address of each of our executive officers is the address of our principal executive offices.

     Under our by-laws, we must have at least two and at most five executive officers that are elected by the board of directors for a one-year term. Any executive officer may be removed by the board of directors before the expiration of his term. The current term of all our executive officers ends in May 2006.

     The following table sets forth the name, age and position of each of our executive officers elected in May 2005. A brief biographical description of each of our executive officers follows the table.

Name	Age	Position

Constantino de Oliveira Junior	36	President and Chief Executive Officer
David Barioni Neto	46	Vice President-Technical
Richard F. Lark, Jr	38	Vice President-Finance, Chief Financial Officer and Investor Relations Officer
Tarcisio Geraldo Gargioni	58	Vice President-Marketing and Services
Wilson Maciel Ramos	58	Vice President-Planning and Information Technology

Constantino de Oliveira Junior. See “—Board of Directors.”

     David Barioni Neto has been an officer since May 2004. Mr. Barioni has been an officer of Gol since 2001. Mr. Barioni has been an aircraft pilot for 25 years and worked as an aircraft pilot for VASP from 1982 to 2000. Mr. Barioni is a civil aviation inspector, flight instructor and aeronautical accident investigator. He also specializes in restricted and dangerous cargo.

     Richard F. Lark, Jr. has been an officer since May 2004. Mr. Lark has been an officer of Gol since 2003. From 2000 to 2003, Mr. Lark was a founding director and served as Chief Financial Officer of Americanas.com, one of the leading Brazilian e-commerce companies. Prior to joining Americanas.com, Mr. Lark was a Vice President in the investment banking division of Morgan Stanley, where he was responsible for the Brazilian transportation sector. Mr. Lark holds a Master in Business Administration degree from the Anderson School at The University of California at Los Angeles (UCLA) and bachelor degrees in philosophy and finance and business economics from The University of Notre Dame. Mr. Lark is a DAC-certified private pilot.

     Tarcisio Geraldo Gargioni has been an officer since May 2004. Mr. Gargioni has been an officer of Gol since 2001. From 1990 to 2000, Mr. Gargioni served as Commercial Director of VASP. Mr. Gargioni received a degree in Business Administration and a postgraduate degree in transport engineering from COOPEAD/ RJ, Brazil. Mr. Gargioni received a certificate in marketing from Fundação Getúlio Vargas—São Paulo.

     Wilson Maciel Ramos has been an officer since March 2004. Mr. Ramos has been an officer of Gol since 2001. From 1999 to 2000, Mr. Ramos was an independent consultant for urban transportation companies. From 1997 to 1999, Mr. Ramos was the President of Transurb, a syndicate of urban transportation companies in São Paulo. From 1993 to 1997, Mr. Ramos served as Chief Information Officer at VASP. Mr. Ramos received a degree in mechanical engineering from the Universidade do Rio Grande do Sul and a master’s degree in production engineering from the Universidade de Santa Catarina.

B. Compensation

     Under our by-laws, our shareholders are responsible for establishing the aggregate amount we pay to the members of our board of directors and our executive officers. Once our shareholders establish an aggregate amount of compensation for our board of directors and executive officers, the members of our board of directors are then responsible for setting individual compensation levels in compliance with our by-laws.

     For the fiscal year ended December 31, 2004, the aggregate compensation, including cash and benefits-in-kind, that we paid to the members of our board of directors and executive officers was approximately R$2.0 million.

Executive Stock Options

     At a shareholders’ meeting held on May 25, 2004, our shareholders approved an executive stock option plan for key senior executive officers. Under this plan, we have issued to executive officers stock options to purchase up to 937,412 of our preferred shares at an exercise price of R$3.04 per share. One half of the options vested on October 25, 2004, with the remaining 50% vesting at the end of each quarter subsequent to October 25, 2004. Each option will expire two years after its vesting date. The preferred shares reserved for issuance pursuant to these options are in addition to and separate from those shares that are reserved for issuance under the plan described in the paragraph immediately below.

Stock Option Plan

     Our stock option plan was approved at a special shareholders’ meeting held on December 9, 2004. The stock option plan is aimed at promoting our interests by encouraging management employees to contribute substantially to our success, by incentivizing them with stock options. The plan is managed by both our compensation committee and our board of directors.

     Participants in the plan are selected by the compensation committee, provided that they have been either president, vice-president, officer, advisor to the president or to the vice-president, or general manager for at least six months prior to the date on which the option is granted. The stock options to be granted under the plan confer rights related only to our preferred shares, and over a number of preferred shares that does not, at any time, exceed 5% of our shares. The compensation committee establishes the strike price of the options to be granted, which must be equal to the average price of the preferred shares recorded in the last 60 trading sessions prior to the granting date, adjusted pursuant to the IGP-M inflation index. The options that can be freely exercised may be exercised up to the tenth anniversary of the granting date.

     The plan is valid for a ten-year term. In case of termination of our legal relationship with the option holder, with or without cause (except in the case of retirement, permanent disability or death) all options that have been granted to the participant, and which were not yet exercisable, automatically expire.

     During the first quarter of 2005, we issued stock options to employees to purchase up to 87,418 of our preferred shares at an exercise price of R$33.06. The options will vest over a five-year period.

C. Board Practices

     Currently, our board of directors is comprised of eight members. The terms of our current directors will expire in 2006. See “—Board of Directors.”

Fiscal Committee

     Under the Brazilian corporation law, the Conselho Fiscal, or fiscal committee, is a corporate body independent of management and a company’s external auditors. The fiscal committee may be either permanent or non-permanent, in which case it is appointed by the shareholders to act during a specific fiscal year. A fiscal committee is not equivalent to, or comparable with, a U.S. audit committee. The primary responsibility of the fiscal committee is to review management’s activities and a company’s financial statements, and to report its findings to a company’s shareholders. The Brazilian corporation law requires fiscal committee members to receive as remuneration at least 10% of the average annual amount paid to a company’s executive officers. The Brazilian corporation law requires a fiscal committee to be composed of a minimum of three and a maximum of five members and their respective alternates.

     Under the Brazilian corporation law, our fiscal committee may not contain members that (i) are on our board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company or a company of the Áurea group, or (iv) are spouses or relatives of any member of our management, up to the third degree. Our by-laws provide for a non-permanent fiscal committee to be elected only by our shareholders’ request at a general shareholders’ meeting. The fiscal committee, when elected, will be comprised of a minimum of three and a maximum of five members and an equal number of alternate members. We currently do not have an active fiscal committee and, therefore, no members have been appointed.

Committees of the Board of Directors and Board of Executive Officers

    Our board of directors also has corporate governance and nomination, audit, compensation and risk policies committees. Our board of executive officers has management, executive policy, budget, investment, corporate governance and risk policies committees.

      Members of the committees do not need to be members of our board of directors or board of executive officers. The charters of the corporate governance and nomination, audit and compensation committees specify that each committee shall include one member to be appointed by our minority shareholders, as well as one independent member. The responsibilities and composition of these committees are described below.

     Corporate Governance and Nomination Committee. The corporate governance and nomination committee is responsible for the coordination, implementation and periodic review of “best practices” of corporate governance and for monitoring and keeping our board of directors informed about legislation and market recommendations addressing corporate governance. The committee also proposes individuals to be considered for election to our board of directors. The committee consists of up to five members elected by our board of directors for a one-year term of office. Currently, the corporate governance committee consists of Henrique Constantino and there are two vacancies. We are currently searching for candidates to fill these vacancies.

     Audit Committee. Our audit committee, which is equivalent to a U.S. audit committee, provides assistance to our board of directors in matters involving our accounting, internal controls, financial reporting and compliance. The audit committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of, and coordinates with, our independent auditors. The audit committee also evaluates the effectiveness of our internal financial and legal compliance controls. The audit committee is comprised of up to three members elected by the board of directors for a one-year term of office. The current members of our audit committee are Álvaro Souza, Antonio Kandir and Luiz Kaufmann. All members of the audit committee satisfy the audit committee membership independence requirements set forth by SEC and the NYSE. Luiz Kaufmann is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

     Compensation Committee. The compensation committee reviews and recommends to our board of directors the forms of compensation, including salary, bonus and stock options, to be paid to our directors and executive officers. The compensation committee also reviews and recommends revisions to the compensation policies applicable to our directors and executive officers and reviews our management’s career and succession plans. The compensation committee is comprised of up to three members elected by our board of directors for a one-year term. The compensation committee currently consists of Henrique Constantino, who is one of our directors, Marcos Morales, a human resources consultant from Watson Wyatt, and Marco Antonio Piller, the human resources and quality director of Gol.

     Risk Policies Committee. The risk policies committee conducts periodic reviews of the measures we take to protect the company against foreign exchange, jet fuel price and interest rate changes and analyzes the effect of such changes on our revenues and expenses, cash flow and balance sheet. The risk policies committee assesses the effectiveness of hedging measures taken during the previous quarter and approves recommendations for future changes and also conducts reviews of cash management activities. The risk policies committee meets on a quarterly basis and is comprised of our chief financial officer and two other members of our board of directors, one of whom is appointed by board members elected by our minority shareholders. The risk policies committee currently consists of Richard F. Lark, Jr., our chief financial officer, Henrique Constantino, one of our directors, and Barry Siler, a fuel hedging specialist and the chief executive officer of Kodiak Fuels.

D. Employees

     We believe that our growth potential and the achievement of our results-oriented corporate goals are directly linked to our ability to attract and maintain the best professionals available in the airline business. We place great emphasis on the selection and training of enthusiastic employees with potential to add value to our business and who we believe fit in with and contribute to our business culture.

     As of December 31, 2004, we had 3,307 active employees, compared to 2,453, 2,072 and 1,134 active employees as of December 31, 2003, 2002 and 2001, respectively. As of December 31, 2004, we employed only full-time employees, which consisted of 413 pilots, 764 flight attendants, 505 mechanics, 15 customer service representatives (including sales and marketing personnel and reservation agents), 1,395 airport and flight operations personnel and 215 management and administrative personnel. We also subcontract certain services, such as cargo, information technology, call center personnel and runway handling operations personnel.

     We invest significant resources promoting the well being of our employees. In 2004, we allocated approximately 3.8% of our net income to health and safety matters, training, social contributions, employee meals and transportation, and profit sharing.

     We provide extensive training for our pilots, flight attendants and customer service representatives. In addition to the required technical training, which follows the strictest international standards, we also provide comprehensive managerial training to our pilots and flight attendants through Crew Resource Management and Line Oriented Flight Training programs, emphasizing the importance of resource management to provide the best service to our passengers.

     In order to help retain our employees, we encourage open communication channels between our employees and management and offer career development opportunities in the company and periodic evaluations. We offer in-house post-graduate business school training in conjunction with the Fundação Getúlio Vargas, a leading Brazilian business school, to provide management training to selected employees. Our compensation strategy reinforces our determination to retain talented and highly motivated employees and is designed to align the interests of our employees with our shareholders. Our compensation packages include competitive salaries and participation in our profit sharing program. We have agreements with medical and insurance companies to offer affordable health and pension plan options to our employees.

     A national aviators’ union represents Brazil’s pilots and flight attendants, and five other regional aviation unions represent ground employees of air transportation companies. Approximately 6% of our employees are members of unions. Negotiations in respect of cost of living wage and salary increases are conducted annually between the workers’ unions and a national association of airline companies. There is no salary differential or seniority pay escalation among our pilots. Work conditions and maximum work hours are regulated by government legislation and are not the subject of labor negotiations. Since the commencement of our operations, we have not had a work stoppage by our employees and we believe that our relationship with our employees is good.

     To motivate our employees and align their interests with our results of operations, we provide an annual profit sharing program to all of our employees. Under Brazilian law, companies may provide profit sharing programs that define mechanisms for distributing a portion of a company’s profits based upon the achievement of pre-defined targets established by the company. Our annual profit sharing programs are negotiated with a commission formed by our employees and approved by labor unions for the benefit of all of our unionized and non-unionized employees. For the purposes of our profit sharing program, a portion of profit sharing distributions are based upon the achievement of corporate profit targets and a portion of the distributions are based on the achievement of operational targets set for each of our departments. Based on the achievement of our annual profit targets, we made a profit sharing payment equivalent to 17% of one month’s salary, 3.7 months’ salary and over four months’ salary to each of our employees in 2002, 2003 and 2004, respectively. We have established a stock option plan pursuant to which 18 of our management employees have received stock option grants vesting over a five-year period.

E. Share Ownership

     The members of our board of directors and our executive officers, on an individual basis and as a group, own less than 1% of our common stock. See “Item 7A. —Major Shareholdings and Related Party Transactions—Major Shareholders.” Aeropar Participações S.A., our largest shareholder, is a company indirectly controlled by Messrs. Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino, respectively. Comporte Participações S.A., which holds 4% of our preferred shares, is controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

     For a description of stock options granted to our board of directors and our executive officers, see ” —Compensation—Executive Stock Options” and ” —Compensation—Stock Option Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of May 31, 2005, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

     Each shareholder’s percentage ownership in the following table is based on the 109,448,497 common shares and 83,615,557 preferred shares outstanding as of May 31, 2005.

Common and

			Preferred Shares		Preferred Shares
	Common Shares		Beneficially Owned		Beneficially Owned

	Shares	(%)	Shares	(%)	Shares	(%)

Aeropar Participações S.A.(1)	109,448,477	100%	31,493,863	37.7%	140,942,340	73.0%
BSSF Air Holdings LLC*(2)	6	**	1,019,911	1.2%	1,019,917	0.5%

Comporte Participações S.A.(3)	---	--	3,351,775	4.0%	3,351,775	1.7%
Executive officers and directors as a group (8
persons)	14(4)	**	8(4)	**	22(4)	**
Free Float	--	--	47,750,000	57.1%	47,750,000	24.8%
Total	109,488,497	100%	83,615,557	100%	193,064,054	100%
________________________________________
*	Selling shareholder.
**	Represents ownership of less than 1%.
(1)	Aeropar Participações S.A. is a company controlled by Aller Participações S.A., a closely-held corporation headquartered in the City of São Paulo, State of São Paulo, at Rua Funchal, No. 551, 10th floor, part, enrolled with C.N.P.J. under No. 07.058.533/0001 -73, Vaud Participações S.A., a closely-held corporation headquartered in the City of São Paulo, State of São Paulo, at Rua Funchal, No. 551, 10th floor, part, enrolled with C.N.P.J. under No. 07.058.553/0001 -44, Thurgau Participações S.A., a closely-held corporation headquartered in the City of São Paulo, State of São Paulo, at Rua Funchal, No. 551, 10th floor, part, enrolled with C.N.P.J. under No. 07.061.067/0001 -85 and Limmat Participações S.A., a closely-held corporation headquartered in the City of São Paulo, State of São Paulo, at Rua Funchal, No. 551, 10th floor, part, enrolled with C.N.P.J. under No. 07.058.544/0001 -53, which, in turn, are controlled by Messrs. Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino, respectively.
(2)	BSSF Air Holdings LLC is wholly-owned by BSSF Air Holdings Ltd. BSSF Air Holdings Ltd. is owned by AIG Brazil Special Situations Fund, L.P. (“BSSF”) and AIG Brazil Special Situations Parallel Fund, C.V. (“BSSF Parallel”). Each of BSSF and BSSF Parallel is managed by AIG BSSF, L.P. (“AIGBSSFGP”), an indirect wholly-owned subsidiary of American International Group, Inc. (“AIG”). Each of BSSF Air Holdings Ltd.; BSSF; BSSF Parallel; AIGBSSFGP, the sole general partner of BSSF and the managing general partner of BSSF Parallel; AIG BSSF Investments, Ltd. (“AIGBSSFI”), the sole general partner of AIGBSSFGP; AIG Capital Partners, Inc. (“AIGCP”), the sole shareholder of AIGBSSFI; AIG Global Asset Management Holdings, Corp. (“AIGGAM”), the sole shareholder of AIGCP; AIG Capital Corp., the sole shareholder of AIGGAM; and AIG; may be deemed to beneficially own some or all of the shares held of record directly by BSSF Air Holdings LLC. Each of the foregoing entities disclaims beneficial ownership of the shares held of record directly by BSSF Air Holdings LLC. The address of BSSF Air Holdings LLC is 599 Lexington Avenue, 24th floor, New York, New York 10022.
(3)	Comporte Participações S.A. is controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino. The address of Comporte Participações S.A. is Avenida Dom Jaime de Barros Câmara 300, suite 08, São Bernardo do Campo, São Paulo, 09895-400, Brazil.
(4)	Shares transferred to members of the board of directors for eligibility purposes.

     According to our internal share record, which contains information regarding the ownership of our shares and the ADSs as filed by the holders of such shares and ADS, there were, at March 31, 2005, approximately 65 record holders of ADSs in the United States. The ADSs held by those holders represent approximately 60% of our preferred shares. These figures do not include the record holders in the United States that have not filed their share ownership of our preferred shares and the percentage of ADSs held by such holders.

B. Related Party Transactions

     We have engaged in a number of transactions with related parties, none of which have involved the issuance of guarantees.

Shareholders’ Agreement

     Under the terms of our former shareholders' agreement, five of the members of our board of directors have been appointed by Aeropar Participações S.A. BSSF Air Holdings LLC has the right to elect one member of our board of directors under the terms of our shareholders' agreement as long as BSSF Air Holdings holds 5% or more of our total share capital. None of the current members of our board of directors had been elected by BSSF Air Holdings. Upon the exercise by our minority shareholders of any minority rights set forth under the Brazilian corporation law, BSSF Air Holding's right to elect one member of our board of directors would have only prevailed to the extent that Aeropar Participacoes S.A. still retained the right to appoint the majority of our board of directors. The shareholders' agreement terminated upon the sale by BSSF Air Holdings LLC of 9,179,189 of our preferred shares in our global public offering that closed on May 3, 2005.

Agreements with Áurea Administração e Participações S.A.

Headquarters lease agreement

     On April 1, 2003 Gol entered into a five-year lease agreement with Áurea Administração e Participações S.A. for the lease of our headquarters located at Rua Tamoios, 246. The lease agreement provides for monthly payments of R$25,000, adjusted annually for inflation by the IGP-M index.

Transportation agreement

     Gol has entered into exclusive bus transportation agreements with Expresso União Ltda. and Breda Serviços, which are companies controlled by Áurea Administração e Participações S.A. for the transportation of Gol’s passengers, their baggage and Gol’s employees. In 2003 and 2004, Gol made total payments of approximately R$148,000 and approximately R$967,000, respectively, under these bus transportation agreements.

Subscription and Option Agreement

     On January 20, 2003, Áurea Administração e Participações S.A., BSSF II Holdings Ltda., BSSF Air Holdings Ltd. and Gol entered into a Subscription and Option Agreement under which BSSF II Holdings Ltda. agreed to subscribe and pay for 7,675,748 of Gol’s Class A preferred shares and BSSF Air Holdings Ltd. agreed to subscribe and pay for 2,699,252 of Gol’s Class A preferred shares and 8,408,206 of Gol’s Class B preferred shares.

     In February 2004, Áurea Administração e Participações S.A. exercised its call option pursuant to the Subscription and Option Agreement. As a result, on March 29, 2004, Áurea Administração e Participações S.A. acquired all of BSSF Air Holdings Ltd.’s share ownership in Gol and 140,350 Class A preferred shares of Gol from BSSF II Holdings Ltda.

C. Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

     See “Item 3. Key Information—Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

     In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to the operation of our business. We believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect on our financial position, results of operations and cash flows. As of December 31, 2004, we had R$10.4 million of provisions for these legal actions.

     Trademark

     The German carmaker Volkswagen’s Brazilian subsidiary, Volkswagen do Brasil Ltda., has challenged certain of our trademark applications filed with the Instituto Nacional de Propriedade Industrial, the Brazilian authority responsible for the registration of trademarks and patents, on the grounds that Volkswagen has previously registered the trademark “GOL” under the automobiles and autoparts class of products and services. We believe that there are no legal grounds for the challenges by Volkswagen because we are seeking registration of the trademark in a different class of products and services. We are defending ourselves vigorously against the challenges and we do not believe that they will prevent us from obtaining registration of our trademarks.

     ICMS

     We are currently challenging the levy of Brazil’s state value-added tax on merchandise, electricity, telecommunication and transport services (the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS) on the import of our leased aircraft and engines. We believe, based on an analysis of the applicable laws and court precedents by our counsel, that the ICMS does not apply to the import of aircraft and engines under operating lease transactions, such as ours. We have received injunctive relief from Brazilian courts and we have filed defenses in administrative proceedings that had the effect of suspending the application of ICMS on the imports of our aircraft and engines under operating leases. We are not accruing and paying ICMS import taxes on our leased aircraft and engines and we have not made any provision in respect of the matter, as we believe that we are not legally liable for the payment of ICMS on imports of our aircraft and engines under operating leases.

Dividends and Dividend Policy

Amounts Available for Distribution

     At each annual general shareholders’ meeting, our board of directors is required to propose how our earnings for the preceding fiscal year are to be allocated. For purposes of Brazilian corporation law, a company’s non-consolidated net income after federal income tax and social contribution on net income for such fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings, represents its “income” for such fiscal year. In accordance with the Brazilian corporation law, an amount equal to the company’s “income,” as adjusted (the “distributable amount”), will be available for distribution to shareholders in any particular year. The distributable amount will be affected by the following:

  reduced by amounts allocated to the legal reserve;
  reduced by amounts allocated to the statutory reserve, if any;
  reduced by amounts allocated to the contingency reserve, if any;
  reduced by amounts allocated to the unrealized profits reserve established by the company in compliance with applicable law (as discussed below);
  reduced by amounts allocated to the reserve for investment projects (as discussed below); and
  increased by reversals of reserves recorded in prior years.

     Our by-laws do not provide for statutory or contingency reserves. Under the Brazilian corporation law and according to our bylaws, we are required to maintain a “legal reserve” to which we must allocate 5% of our “income” for each fiscal year until the amount of the reserve equals 20% of paid-in capital. We are not required to make any allocations to our legal reserve in respect of any fiscal year in which such reserve, when added to our capital reserves, exceeds 30% of our capital. Accumulated losses, if any, may be charged against the legal reserve. Other than that, the legal reserve can only be used to increase our capital. The legal reserve is subject to approval by the shareholders voting at the annual shareholders’ meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. Our calculation of net income and allocations to reserves for any fiscal year are determined on the basis of our non-consolidated financial statements prepared in accordance with the Brazilian corporation law.

     Under the Brazilian corporation law, a portion of a corporation’s “income” may be allocated for discretionary appropriations for plant expansion and other fixed or working capital investment projects, the amount of which is based on a capital budget previously presented by management and approved by the shareholders in a general shareholders’ meeting. After completion of the relevant capital projects, the company may retain the appropriation until shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. The Brazilian corporation law provides that, if a project to which the reserve for investment projects account is allocated has a term exceeding one year, the budget related to the project must be submitted to the shareholders’ meeting each fiscal year until the relevant investment is completed.

     Under the Brazilian corporation law, the amount by which the mandatory distribution exceeds the “realized” portion of net income for any particular year may be allocated to the unrealized profits reserve and the mandatory distribution may be limited to the “realized” portion of net income. The “realized” portion of net income is the amount by which “income” exceeds the sum of (a) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates, and (b) the profits, gains or income obtained on transactions maturing after the end of the following fiscal year. As amounts allocated to the unrealized income reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization.

     Under Brazilian tax legislation, a portion of the income taxes payable may also be transferred to a general “fiscal incentive reserve” in amounts equivalent to the reduction in the company’s income tax liability which results from the option to deposit part of that liability into investment in approved projects in investment incentive regions established by government.

     Under the Brazilian corporation law, any company may create a “statutory” reserve, which reserve must be described in the company’s by-laws. Those by-laws which authorize the allocation of a percentage of a company’s net income to the statutory reserve must also indicate the purpose, the criteria for allocation and the maximum amount of the reserve. The Brazilian corporation law provides that all discretionary allocations of “income,” including the unrealized profits reserve and the reserve for investment projects, are subject to approval by the shareholders voting at the general shareholders’ meeting and may be transferred to capital or used for the payment of dividends in subsequent years. The fiscal incentive reserve and the legal reserve are also subject to approval by the shareholders voting at the general shareholders’ meeting and may be transferred to capital or used to absorb losses, but are not available for the payment of dividends in subsequent years.

     The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized. Allocations to the contingency reserve are also subject to approval by the shareholders voting at the general shareholders meeting. The amounts available for distribution are determined on the basis of our non-consolidated financial statements prepared in accordance with Brazilian GAAP.

     The balance of the profit reserve accounts, except for the contingency reserve and unrealized profits reserve, may not exceed the share capital. If this happens, a shareholders’ meeting must resolve whether the excess will be applied to pay in the subscribed and unpaid capital, to increase and pay in the subscribed stock capital or to distribute dividends.

     Pursuant to Law No. 10,303, net income unallocated to the accounts mentioned above must be distributed as dividends.

Mandatory Distribution

     The Brazilian corporation law generally requires that the by-laws of each Brazilian corporation specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends, also known as the mandatory distribution.

     The mandatory distribution is based on a percentage of adjusted non-consolidated net income, not lower than 25%, rather than a fixed monetary amount per share. If the by-laws of a corporation are silent in this regard, the percentage is deemed to be 50%. Under our by-laws, at least 25% of our adjusted non-consolidated net income, as calculated under Brazilian GAAP and adjusted under the Brazilian corporation law (which differs significantly from net income as calculated under U.S. GAAP), for the preceding fiscal year must be distributed as a mandatory annual dividend. Adjusted net income means the distributable amount after any deductions for the legal reserve and contingency reserves and any reversals of the contingency reserves created in previous fiscal years. The Brazilian corporation law, however, permits a publicly held company, such as we are, to suspend the mandatory distribution of dividends in any fiscal year in which the board of directors reports to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. The suspension is subject to the approval at the shareholders’ meeting and review by members of the fiscal committee. While the law does not establish the circumstances in which payment of the mandatory dividend would be “inadvisable” based on the company’s financial condition, it is generally agreed that a company need not pay the mandatory dividend if such payment threatens the existence of the company as a going concern or harms its normal course of operations. In the case of publicly held corporations, the board of directors must file a justification for such suspension with the CVM within five days of the relevant general meeting. If the mandatory dividend is not paid and funds are available, those funds shall be attributed to a special reserve account. If not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits.

Payment of Dividends

     We are required by the Brazilian corporation law to hold an annual general shareholders’ meeting by no later than April 30 of each year, at which time, among other things, the shareholders have to decide on the payment of an annual dividend. Additionally, interim dividends may be declared by the board of directors. Any holder of record of shares at the time of a dividend declaration is entitled to receive dividends. Dividends on shares held through depositaries are paid to the depositary for further distribution to the shareholders. Under the Brazilian corporation law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. Pursuant to our by-laws, unclaimed dividends do not bear interest, are not monetarily adjusted and revert to us three years after dividends were declared. See “Item 10.B. Memorandum of Articles of Association — Description of Capital Stock.”

     In general, shareholders who are not residents of Brazil must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside Brazil. The preferred shares underlying the ADSs are held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, that is the registered owner on the records of the registrar for our shares. The current registrar is Banco Itaú S.A. The depositary registers the preferred shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to the preferred shares remitted outside Brazil.

     Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciations of the Brazilian currency that occur before the dividends are converted. Under the current Brazilian corporation law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates. See “Item 10. Taxation—Material Brazilian Tax Considerations.”

     Holders of ADSs have the benefit of the electronic registration obtained from the Central Bank, which permits the depositary and the custodian to convert dividends and other distributions or sales proceeds with respect to the preferred shares represented by ADSs into foreign currency and remits the proceeds outside Brazil. In the event the holder exchanges the ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after the exchange. Thereafter, in order to convert foreign currency and remit outside Brazil the sales proceeds or distributions with respect to the preferred shares, the holder must obtain a new certificate of registration in its own name that will permit the conversion and remittance of such payments through the commercial rate exchange market. See “Item 10.B. Memorandum of Articles of Association — Description of Capital Stock—Regulation of Foreign Investment and Exchange Controls.”

     If the holder is not a duly qualified investor and does not obtain an electronic certificate of foreign capital registration, a special authorization from the Central Bank must be obtained in order to remit from Brazil any payments with respect to the preferred shares through the commercial rate exchange market. Without this special authorization, the holder may currently remit payments with respect to the preferred shares through the floating rate exchange market, although no assurance can be given that the floating rate exchange market will be accessible for these purposes in the future.

     In addition, a holder who is not a duly qualified investor and who has not obtained an electronic certificate of foreign capital registration or a special authorization from the Central Bank may remit these payments by international transfer of Brazilian currency pursuant to Central Bank Resolution No. 1,946, dated July 29, 1992, and Central Bank Circular No. 2,677, dated April 10, 1996. The subsequent conversion of such Brazilian currency into U.S. dollars may be made by international financial institutions under a mechanism currently available in the floating rate exchange market. However, we cannot assure you that this mechanism will exist or be available at the time payments with respect to the preferred shares are made.

     Under current Brazilian legislation, the federal government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments.

Interest Attributable to Shareholders’ Equity

     Under Brazilian tax legislation effective January 1, 1996, Brazilian companies are permitted to pay “interest” to holders of equity securities and treat such payments as an expense for Brazilian income tax purposes and, beginning in 1998, for social contribution purposes. The purpose of the tax law change is to encourage the use of equity investment, as opposed to debt, to finance corporate activities. Payment of such interest may be made at the discretion of our board of directors, subject to the approval of the shareholders at a general shareholders’ meeting. The amount of any such notional “interest” payment to holders of equity securities is generally limited in respect of any particular year to the greater of:

  50% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; or
  50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect of which such payment is made.

     For Brazilian GAAP accounting purposes, although the interest charge must be reflected in the statement of operations to be tax deductible, the charge is reversed before calculating net income in the statutory financial statements and deducted from shareholders’ equity in a manner similar to a dividend. Any payment of interest in respect of preferred shares (including the ADSs) is subject to

Brazilian withholding tax at the rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven (see “Item 10. Taxation—Material Brazilian Tax Considerations”). If such payments are accounted for, at their net value, as part of any mandatory dividend, the tax is paid by the company on behalf of its shareholders, upon distribution of the interest. In case we distribute interest attributed to shareholders’ equity in any year, and that distribution is not accounted for as part of mandatory distribution, Brazilian income tax would be borne by the shareholders. For U.S. GAAP accounting purposes, interest attributable to shareholders’ equity is reflected as a dividend payment.

     Under our by-laws, interest attributable to shareholders’ equity may be treated as a dividend for purposes of the mandatory dividend.

     The following table sets forth the distributions out of net income that we made or will make to our shareholders in respect of our 2002, 2003 and 2004 net income. All these amounts distributed or to be distributed were or will be in the form of interest attributed to shareholders’ equity.

		Payment per Share	Payment per ADS	Aggregate Amount Distributed(1)
Year Ended	Payment Dates				Pay-out Ratio(2)
December 31,

2002	—	R$ —	R$ —	R$ —	—
2003	March 2004	R$0.16	R$0.32	R$26.5	25.0%
2004	April 2005	R$0.32	R$0.64	R$60.7	25.0%
________________________________________
(1)	In millions of reais.
(2)	Represents distribution divided by net income, as calculated under Brazilian GAAP and adjusted under the Brazilian corporation law.

Dividend Policy

     We intend to declare and pay dividends and/or interest attributed to shareholders’ equity, as required by the Brazilian corporation law and our by-laws. Our board of directors may approve the distribution of dividends and/or interest attributed to shareholders’ equity, calculated based on our non-consolidated semiannual or quarterly financial statements. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common shares. The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and shareholders. Within the context of our tax planning, we may in the future continue determining that it is to our benefit to distribute interest attributed to shareholders’ equity.

B. Significant Changes

On May 3, 2005, we completed a global public offering of 14,700,000 preferred shares in the form of ADSs outside Brazil and in the form of preferred shares in Brazil. The price per ADS was US$27.88. The offering was in part a primary offering and in part a secondary offering in which BSSF Air Holdings LLC sold 9,179,189 of our preferred shares.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     In the United States, our preferred shares trade in the form of ADSs each representing two preferred shares, issued by The Bank of New York, as Depositary pursuant to a Deposit Agreement. The ADSs commenced trading on the NYSE on June 24, 2004. As of March 31, 2005, the ADSs represented approximately 39% of our preferred shares and 93% of our current global public float. The following table sets forth the reported high and low closing sales prices for the ADSs on the NYSE for the periods indicated.

	US$ per ADS

	Low	High	Average(1)

2004
Annual	16.40	32.90	20.88
First quarter	—	—	—
Second quarter	17.00	18.22	17.44
Third Quarter	16.40	21.21	18.19
Fourth Quarter	19.35	32.90	23.89

Last Six Months
December 2004	25.34	32.90	29.16
January 2005	26.60	31.65	28.46
February 2005	28.50	33.01	30.93
March 2005	25.13	31.40	28.51
April 2005	24.40	29.30	26.91
May 2005	29.14	33.11	30.94
June 2005 (through June 14)	28.60	31.87	29.61
________________________________________

Source: Bloomberg
(1)	Calculated as average of closing prices for the period.

     Our preferred shares began trading on the São Paulo Stock Exchange on June 24, 2004. The following table sets forth the reported high and low closing sale prices for our preferred shares on the BOVESPA, for the periods indicated.

	Reais per Preferred Share

	Low	High	Average(1)

2004
Annual	25.00	44.31	29.72
First quarter	—	—	—
Second quarter	26.50	28.00	27.13
Third Quarter	25.00	30.35	26.87
Fourth Quarter	27.50	44.31	32.92
Last Six Months
December 2004	33.50	44.31	39.09
January 2005	36.00	42.50	38.53
February 2005	36.76	42.70	39.85
March 2005	34.20	41.30	38.39
April 2005	32.00	36.88	34.71
May 2005	36.05	39.89	38.08
June 2005 (through June 14)	35.44	39.30	36.51
________________________________________

Source: Bloomberg
(1)	Calculated as average of closing prices for the period.

B. Plan of Distribution

     Not applicable.

C. Markets

Trading on the BOVESPA

     In 2000, the BOVESPA was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all securities are now traded only on the BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

     When shareholders trade in common and preferred shares on the BOVESPA, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse, Companhia Brasileira de Liquidação e Custódia, or CBLC.

     The BOVESPA is a nonprofit entity owned by its member brokerage firms. Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized nonmembers. The BOVESPA has two open outcry trading sessions each day from

11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m., São Paulo time, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m., São Paulo time, to closely mirror the NYSE trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the BOVESPA and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). This system is a computerized system that links electronically with the seven smaller regional exchanges. The BOVESPA also permits trading from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and internet brokers called the “after market.” Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. There are no specialists or officially recognized market makers for our shares in Brazil.

     In order to better control volatility, the BOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BOVESPA falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

     The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2004, the aggregate market capitalization of the 373 companies listed on the BOVESPA was equivalent to approximately R$904.9 billion (US$340.9 billion), and the 10 largest companies listed on the BOVESPA represented approximately 48.1% of the total market capitalization of all listed companies. By comparison, as of December 31, 2004, the aggregate market capitalization of the 2,768 companies listed on the NYSE was approximately US$12.8 trillion, and the 10 largest companies listed on the NYSE represented approximately 19.5% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the time and price you desire.”

     Trading on the BOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689, of January 26, 2000, of the National Monetary Council (Conselho Monetário Nacional, or CMN), or Resolution No. 2,689. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearinghouse. Such financial institutions and clearinghouses must be duly authorized to act as such by the Central Bank and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See “Item 10. Taxation—Material Brazilian Tax Considerations—Taxation on Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

Corporate Governance Practices

     In 2000, the BOVESPA introduced three special listing segments, known as Level 1 and 2 of Differentiated Corporate Governance Practices and New Market (Novo Mercado), aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BOVESPA, by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

     To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading, (b) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, (c) comply with minimum quarterly disclosure standards, (d) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the issuer; (e) submit any existing shareholders’ agreements and stock option plans to the BOVESPA; and (f) make a schedule of corporate events available to shareholders.

     To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) comply with all of the listing requirements for Level 1 companies, (b) grant tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares and 70% of the price paid per share of controlling block preferred shares, (c) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as (i) any transformation of the company into another corporate form, (ii) any merger, consolidation or spin-off of the company, (iii) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder, (iv) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (v) appointment of an expert firm to ascertain the fair value of the company in connection with any deregistration and delisting tender offer, and (vi) any changes to these voting rights, (d) have a board of directors comprised of at least five members with a term limited to one year, (e) prepare annual financial statements in English, including cash flow statements, in accordance with international accounting standards, such as U.S. GAAP or International Financial Reporting Standards, (f) if it elects to delist from the Level 2 segment, hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process), and (g) adhere exclusively to the rules of the BOVESPA Arbitration Chamber for resolution of disputes between the company and its investors.

     To be listed in the Novo Mercado, an issuer must meet all of the requirements described above, in addition to (a) issuing only voting shares and (b) granting tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares.

     In May 2004, we entered into an agreement with the BOVESPA to comply with the requirements to become a Level 2 company. Upon the closing of our global public offering of our preferred shares on May 3, 2005, we are in compliance with the requirement to achieve a free float of 25% of our preferred shares. In addition to complying with Level 2 requirements, we have also granted tag-along rights to holders of our preferred shares in connection with a transfer of control of our company, offering preferred shareholders 100% of the price paid per common share of controlling block shareholders. Furthermore, we prepare quarterly financial statements in accordance with U.S. GAAP.

Regulation of the Brazilian Securities Market

     The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by Law No. 10,198 dated February 14, 2001, Law No. 10,303 dated October 31, 2001, known as Law No. 10,303, and Law No. 10,411 dated February 26, 2002, which introduced new concepts and several changes to Law No. 6,385 dated December 7, 1976, as amended and supplemented, the principal law governing the Brazilian securities markets, by Brazilian corporation law, and by regulations issued by the CVM, the CMN and the Central Bank. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, criminal sanctions for insider trading and price manipulation, and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

     Under the Brazilian corporation law, a company is either publicly held, a companhia aberta, or privately held, a companhia fechada. All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with the CVM may trade its securities either on the BOVESPA or in the Brazilian over-the-counter market. Shares of companies listed on the BOVESPA may not simultaneously trade on the Brazilian over-the-counter market. The shares of a listed company may also be traded privately, subject to several limitations. To be listed on the BOVESPA, a company must apply for registration with the BOVESPA and the CVM.

     The trading of securities on the BOVESPA may be halted at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of the BOVESPA or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or the BOVESPA.

     Trading on the BOVESPA by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares underlying the ADSs must, on behalf of the depositary for the ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds therefrom. If you exchange your ADSs for preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for five business days after the exchange.

Thereafter, you may not be able to obtain and remit abroad non-Brazilian currency upon the disposition of or distributions relating to the preferred shares, and will be subject to a less favorable tax treatment on gains with respect to the preferred shares, unless you obtain a new electronic certificate of foreign capital registration or qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on the BOVESPA without obtaining separate electronic certificates of foreign capital registration. See “Item 10.B. Memorandum of Articles of Association — Description of Capital Stock—Regulation of Foreign Investment.”

Disclosure Requirements

     Pursuant to CVM Rule No. 358, of January 3, 2002, the CVM revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

     Such requirements include provisions that:

  establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the general meeting of shareholders and of management of the company, or any other facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities’ underlying rights;
  specify examples of facts that are considered to be material, which include, among others, the execution of shareholders’ agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;
  oblige the officer of investor relations, controlling shareholders, other officers, directors, members of the audit committee and other advisory boards to disclose material facts;
  require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;
  require the acquiror of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year;
  establish rules regarding disclosure requirements in the acquisition and disposal of a material stockholding stake; and
  restrict the use of insider information.

Changes in the Brazilian Corporation Law

     On October 31, 2001, Law No. 10,303, amending the Brazilian corporation law, was enacted. The main goal of Law No. 10,303 is to broaden the rights of minority shareholders. Law No. 10,303:

  obligates our controlling shareholders to make a tender offer for our shares if it increases its interest in our share capital to a level that materially and negatively affects the liquidity of our shares, as defined by the CVM;
  requires any acquiror of control to make a tender offer for our common shares at a price equal to 80% of the per share price paid for the controlling block of shares;
  authorizes us to redeem minority shareholders’ shares if, after a tender offer, our controlling shareholders increase their participation in our total share capital to more than 95%;
  entitles dissenting or, in certain cases, non-voting shareholders to obtain redemption upon a decision to conduct a spin-off that results in (a) a change of our corporate purpose, (b) a reduction in the mandatory dividend or (c) any participation in a group of companies (as defined by the Brazilian corporation law);

  requires that the preferred shares have one of the following advantages in order to be listed and to trade on a stock exchange: (a) priority in receipt of dividends corresponding to at least 3% of the book value per share (after this priority condition is met, equal conditions apply to common shares); (b) dividends 10% higher than those paid for common shares; or (c) a tag-along right at 80% of the price paid to the controlling shareholder in case of a transfer control. No withdrawal rights arise from such amendments made before December 31, 2002;
  entitles shareholders that are not controlling shareholders but that together hold (a) preferred shares representing at least 10% of our total share capital or (b) common shares representing at least 15% of our voting capital the right to appoint one member and an alternate to our board of directors. If no group of common or preferred shareholders meets the thresholds described above, shareholders holding preferred or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member and an alternate to our board of directors. Until 2005, the board members that may be elected pursuant to (a) above or by the combined holdings of holders of preferred and common shares are to be chosen from a list of three names drawn up by the controlling shareholder. Any such members elected by the minority shareholders will have veto powers on the selection of our independent auditors;
  requires controlling shareholders, shareholders that appoint members of our board of directors or fiscal council and members of our board of directors, board of executive officers or fiscal council to file immediately with the CVM and the stock exchanges (or the over-the-counter markets on which our securities are traded) a statement of any change in their shareholdings; and
  requires us to send copies of the documentation we submit to our shareholders in connection with shareholders meetings to the stock exchanges on which our shares are most actively traded.

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

     We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (a) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (b) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules, and (c) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

Majority of Independent Directors

     The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, both the Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of the Brazilian Corporate Law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting. Five of our directors are elected by, and represent, our controlling shareholder.

Executive Sessions

     NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. The Brazilian Corporate Law does not have a similar provision. According to the Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected from management. Constantino de Oliveira Jr., our president and chief executive officer, is a member of our board of directors. The remaining non-management directors are not expressly empowered to serve as a check on management, and there is no requirement that those directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive session.

Nominating/Corporate Governance Committee

     NYSE rules require that listed companies have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. Our corporate governance and nomination committee is responsible for the coordination, implementation and periodic review of “best practices” of corporate governance and for monitoring and keeping our board of directors informed about legislation and market recommendations addressing corporate governance. The committee also proposes individuals to be considered for election to our board of directors. The committee consists of up to five members elected by our board of directors for a one-year term of office. Currently, the corporate governance and nomination committee consists of Henrique Constantino, and there are two vacancies.

Compensation Committee

     NYSE rules require that listed companies have a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non-chief executive officer compensation, incentive-compensation and equity-based plans. We are not required under applicable Brazilian law to have a compensation committee. Under the Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general meeting. The board of directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members. In making such determinations, the board reviews the performance of the executive officers, including the performance of our chief executive officer, who typically excuses himself from discussions regarding his performance and compensation.

     Our compensation committee reviews and recommends to our board of directors the forms of compensation, including salary, bonus and stock options, to be paid to our directors and executive officers. The compensation committee also reviews and recommends revisions to the compensation policies applicable to our directors and executive officers and reviews our management’s career and succession plans. The compensation committee is comprised of up to three members elected by our board of directors for a one-year term. The compensation committee currently consists of Henrique Constantino, who is one of our directors, Marco Antonio Piller, the human resources and quality director of Gol, and Marcos Morales, a human resources consultant from Watson Wyatt.

Audit Committee

     NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies. The Brazilian Corporate Law requires companies to have a non-permanent Conselho Fiscal composed of three to five members who are elected at the general shareholders’ meeting. We have established an audit committee, which is equivalent to a U.S. audit committee, provides assistance to our board of directors in matters involving our accounting, internal controls, financial reporting and compliance. The audit committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of, and coordinates with, our independent auditors. The audit committee also evaluates the effectiveness of our internal financial and legal compliance controls. The audit committee is comprised of up to three members elected by the board of directors for a one-year term of office. The current members of our audit committee are Álvaro Souza, Antonio Kandir and Luiz Kaufmann. All members of the audit committee satisfy the audit committee membership independence requirements set forth by the SEC and the NYSE. Luiz Kaufmann is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

Shareholder Approval of Equity Compensation Plans

     NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under the Brazilian Corporate Law, shareholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval.

Corporate Governance Guidelines

     NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We have not adopted any formal corporate governance guidelines beyond those required by applicable Brazilian law. We have adopted and observe a disclosure policy, which requires the public disclosure of all relevant information pursuant to guidelines set forth by the CVM, as well as an insider trading policy, which, among other things, establishes black-out periods and requires insiders to inform management of all transactions involving our securities.

Code of Business Conduct and Ethics

     NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. We have adopted a Code of Ethics and Conduct applicable to our officers, directors and employees worldwide, including at the subsidiary level. We believe this code addresses the matters required to be addressed pursuant to the NYSE rules. For a further discussion of our Code of Ethics and Conduct, see “Item 16B. Code of Ethics.”

Internal Audit Function

     NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company's risk management processes and system of internal control. Our internal audit and compliance department was created in 2004 under the supervision of our chief financial officer and our audit committee and is responsible for executing a project to achieve compliance with the requirements of Section 404 of the U.S. Sarbanes Oxley Act of 2002 regarding internal control over financial reporting. The internal audit and compliance department reports to our chief executive officer and the audit committee.

Section 404 of the Sarbanes Oxley of 2002

     We are currently executing a project to achieve compliance with the requirements of Section 404 of the U.S. Sarbanes Oxley Act of 2002 regarding internal control over financial reporting. We expect that we will be in full compliance with Section 404 when it becomes applicable to us on July 31, 2006.

D. Selling Shareholders

     Not applicable.

E. Dilution

     Not applicable.

F. Expenses of the Issue

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

     Not applicable.

B. Memorandum and Articles of Association

     The Registrant was formed on March 12, 2004 as a sociedade por ações, a stock corporation duly incorporated under the laws of Brazil with unlimited duration. The Registrant is registered with the São Paulo Commercial Registry (Junta Comercial do Estado de São Paulo) under number NIRE 35.300.314.441. Gol was formed on August 1, 2001 as a Brazilian sociedade limitada, and on May 2, 2002, Gol was converted into a sociedade por ações.

     The additional information required under this item is incorporated by reference into this annual report from the disclosure under the heading “Description of Capital Stock” in our Prospectus dated April 27, 2005 contained in our Registration Statement No. 333-123625.

C. Material Contracts

Commercial Sale Promise Agreement between Petrobras Distribuidora S.A. and Gol Transportes Aereas Ltda.

     On May 1, 2001, we entered into a commercial sale promise agreement for the purchase of fuel from Petrobras. We agreed to purchase fuel exclusively from Petrobras in all of the airports where Petrobras maintains aircraft fueling facilities. Petrobras, in turn, agreed to provide us with all of our fuel needs in the supplying airports.

Service Agreement by and between Gol—Transportes Aereos S.A. and VEM—Varig Engenharia e Manutencão S.A.

     On February 24, 2003, we hired VEM, a company owned by Varig that keeps and operates aeronautical maintenance facilities, to perform maintenance services on our B737-700/--800 aircraft. The services provided by VEM include rent of components, special services beyond the scope of routine preventive and corrective maintenance, special projects such as engineering projects, and technical assistance.

Reservation Services and Software License Use Agreement between Open Skies, Inc. and Gol Transportes Aereas Ltda.

     On October 6, 2000, we entered into an agreement with Open Skies for host reservation services and obtained a license to use the Open Skies software to provide reservation services to Gol customers. Open Skies provides a number of ancillary services in addition to the host reservation services, including data center implementation services, network configuration and design services, system integration services, customer site installation services and initial training services.

Aircraft General Terms Agreement between The Boeing Company and Gol Transportes Aereos S.A.

     In 2003, we entered into an agreement with The Boeing Company for the purchase of aircraft, installation of buyer furnished equipment provided by us, customer support services and product assurance. In addition to the aircraft supplied, The Boeing Company will provide maintenance training and flight training programs, as well as operations engineering support.

D. Exchange Controls

     The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank and the CVM. Such restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for our preferred shares represented by our ADSs or the holders of our preferred shares from converting dividends, distributions or the proceeds from any sale of these preferred shares into U.S. dollars and remitting the U.S. dollars abroad. Holders of our ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the preferred shares underlying our ADS and to remit the proceeds abroad.

     Resolution No. 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of

Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment. See “Taxation—Material Brazilian Tax Considerations.”

     Under Resolution 2,689 of the CMN, foreign investors registered with the CVM may buy and sell Brazilian securities, including our preferred shares, on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Registration is available to qualified foreign investors, which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements. Resolution 2,689 also extends favorable tax treatment to registered investors. See “Taxation—Material Brazilian Tax Considerations.”

     Pursuant to the Resolution 2,689 foreign investors must: (i) appoint at least one representative in Brazil with the ability to perform actions regarding the foreign investment; (ii) complete the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with CVM; and (iv) register the foreign investment with the Central Bank.

     The securities and other financial assets held by a foreign investor pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or be registered in register, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, the trading of securities is restricted to transactions carried out on the stock exchanges or over-the-counter markets licensed by the CVM.

Registered Capital

     Amounts invested in our preferred shares by a non-Brazilian holder who qualifies under Resolution 2,689 and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our preferred shares. The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal or, (ii) if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on these dates.

     A non-Brazilian holder of preferred shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. This delay may adversely affect the amount in U.S. dollars, received by the non-Brazilian holder.

     A certificate of registration has been issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the certificate of registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by our ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless the holder is a duly qualified investor under Resolution 2,689 or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “—Taxation—Brazilian Tax Considerations.”

     If the holder does not qualify under Resolution 2,689 by registering with the CVM and the Central Bank and appointing a representative in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution 2,689, residents in tax havens are subject to less favorable tax treatment than other foreign investors. See “—Taxation—Brazilian Tax Considerations.”

     Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the Brazilian government will not impose similar restrictions on foreign repatriations in the future. See “Item 3. Risk Factors—Risks Relating to Brazil.”

E. Taxation

     The following discussion addresses the material Brazilian and United States federal income tax consequences of acquiring, holding and disposing of our preferred shares or ADSs.

     This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our preferred shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Brazilian and United States federal income tax considerations applicable to any particular holder. It is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and United States federal income tax consequences to it of an investment in our preferred shares or ADSs. This discussion is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement among us, The Bank of New York, as depositary, and the registered holders and beneficial owners of our ADSs, and any related documents, will be performed in accordance with its terms.

     Although there presently is no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. We cannot assure you, however, as to whether or when a treaty will enter into force or how it will affect holders of our preferred shares or ADSs.

Material Brazilian Tax Considerations

     The following discussion, in the opinion of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados addresses the material Brazilian tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and which has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a Non-Brazilian Holder). Pursuant to Brazilian law, investors may invest in the preferred shares under Resolution No. 2,689.

     Resolution No. 2,689 allows foreign investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

     Pursuant to Resolution No. 2,689, foreign investors must: (a) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (b) complete the appropriate foreign investor registration form; (c) register as a foreign investor with the Brazilian securities commission; and (d) register the foreign investment with the Central Bank.

     Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, occurring upon the death of an investor by operation of law or will or as a consequence of the delisting of the relevant shares from a stock exchange and the cancellation of the registration with the CVM.

     Taxation of Dividends. Dividends, including dividends in kind, paid by us to the depository in respect of the preferred shares underlying the ADSs or to a Non-Brazilian Holder in respect of preferred shares generally will not be subject to Brazilian income withholding tax. Dividends relating to profits generated prior to December 31, 1995 are subject to a Brazilian withholding tax of 15% to 25% according to the tax legislation applicable to each corresponding year. As from January 1, 1996, stock dividends relating to profits are also not subject to withholding tax in Brazil.

     Taxation of Gains. Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax. According to Law No. 10,833, enacted on December 29, 2003, or Law No. 10,833, the disposition of assets located in Brazil by a non-Brazilian holder, whether to other non-Brazilian holders or Brazilian holders, may become subject to taxation in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for purposes of Law No. 10,833, considering the general and unclear scope of such provisions and the lack of a judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

     For purposes of Brazilian taxation, there are two types of Non-Brazilian Holders of preferred shares or ADSs: (a) Non-Brazilian Holders that are not resident or domiciled in a tax haven jurisdiction (i.e., a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the internal legislation imposes restrictions to disclosure of shareholding composition or the ownership of the investment), and that, in the case of holders of preferred shares, are registered before the Central Bank and the CVM to invest in Brazil in accordance with Resolution No. 2,689; and (b) other Non-Brazilian Holders, which include any and all non-residents of Brazil who invest in equity securities of Brazilian companies through any other means and all types of investor that are located in tax haven jurisdiction. The investors mentioned in item (a) above are subject to a favorable tax regime in Brazil, as described below.

     The deposit of preferred shares in exchange for ADSs may be subject to Brazilian tax on capital gains at the rate of 15%, or 25% in the case of investors domiciled in a tax haven jurisdiction, if the amount previously registered with the Central Bank as a foreign investment in the preferred shares is lower than (a) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (b) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the amount previously registered and the average price of the preferred shares calculated as above will be considered to be a capital gain. Such taxation is not applicable in case of investors registered under Resolution No. 2,689 which are not located in a tax haven jurisdiction, which are currently tax exempt from income tax in such transaction.

     The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian tax. Upon receipt of the underlying preferred shares, a Non-Brazilian Holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

     As a general rule, Non-Brazilian Holders registered under Resolution No. 2,689 which are not located in a tax haven jurisdiction are subject to income tax at a rate of 15% on gains realized on sales or exchanges of preferred shares outside a Brazilian stock exchange. With reference to proceeds of a redemption or of a liquidating distribution with respect to the preferred shares, the difference between the amount effectively received by the shareholder and the amount of the corresponding acquisition cost of the preferred shares redeemed or liquidated will be also subject to income tax at a rate of 15% once such transactions are treated as a sale or exchange not carried out on a Brazilian stock exchange. Gains realized arising from transactions on a Brazilian stock exchange by an investor registered under Resolution No. 2,689 which is not located in a tax haven jurisdiction are exempt from Brazilian income tax. This preferential treatment under Resolution No. 2,689 does not apply to Non-Brazilian Holders of the preferred shares or ADSs that are resident in a tax haven jurisdiction in accordance with Law No. 9,959 of January 27, 2000, in which case gains realized on transactions performed by such holder on the Brazilian stock exchange are subject to the tax rate that is applicable to a Brazilian resident. Pursuant to Law No. 11,033 of December 21, 2004, the rate applicable to Brazilian residents in transactions entered into as of January 1, 2005 was established at 15%, being also subject to a withholding tax of 0.005% (to be offset against tax due on eventual capital gains).

     Therefore, non-Brazilian Holders are subject to income tax at a rate of 15% on gains realized on sales or exchanges in Brazil of preferred shares that occur on a Brazilian stock exchange, unless such sale is made by a Non-Brazilian Holder which is not resident in a tax haven jurisdiction, and (a) such a sale is made within five business days of the withdrawal of such preferred shares in exchange for ADSs and the proceeds of such sale are remitted abroad within such five-day period, or (b) such a sale is made under Resolution No. 2,689 by Non-Brazilian Holders which register with the CVM. In these two cases the transaction will be tax exempt.

     The “gain realized” as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange of the shares and their acquisition cost, without any correction for inflation. There can be no assurance that the current preferential treatment for holders of ADSs and Non-Brazilian Holders of preferred shares under Resolution No. 2,689 will continue or will not be changed in the future.

     Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to preferred shares by the depositary on behalf of holders of ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of preferred shares.

     Distributions of Interest Attributable to Shareholders’ Equity. In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company’s shareholders’ equity. Such interest is calculated by reference to the TJLP as determined by the Central Bank from time to time and cannot exceed the greater of:

  50% of net income (after social contribution on profits and before taking such distribution and any deductions for corporate income tax into account) for the period in respect of which the payment is made; or
  50% of the sum of retained profits and profits reserves.

     Distributions of interest on shareholders’ equity in respect of the preferred shares paid to shareholders who are either Brazilian residents or Non-Brazilian Residents, including holders of ADSs, are subject to Brazilian income withholding tax at the rate of 15%, or 25% in case of shareholders domiciled in a tax haven jurisdiction, and shall be deductible by us as long as the payment of a distribution of interest is approved by our shareholders. The distribution of interest on shareholders’ equity may be determined by our board of directors. We cannot assure you that our board of directors will not determine that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends.

     The amounts paid as distribution of interest on shareholders’ equity are deductible for corporation income tax and social contribution on profit, both of which are taxes levied on our profits, as far as the limits and rules described above are observed by us.

Other Relevant Brazilian Taxes

     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of preferred shares or ADSs.

     Pursuant to Decree 4,494 of December 2000, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment in the preferred shares and ADSs and those made under Resolution No. 2,689, is potentially subject to an exchange transactions tax (Imposto Sobre Operações Financeiras—IOF/Câmbio), although at present the rate of such tax is generally zero percent. Under Law No. 8,894 of June 21, 1994, or Law No. 8,894, such IOF tax rate may be increased at any time to a maximum of 25%, but any such increase will only be applicable to transactions occurring after such increase becomes effective.

     Law No. 8,894 creates the Tax on Bonds and Securities Transactions (IOF/Títulos), which may be imposed on any transactions involving bonds and securities effected in Brazil, even if the transactions are performed on a Brazilian stock exchange. As a general rule, the rate of this tax is currently zero but the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

     Financial transfers are taxed by the Contribuição Provisória sobre Movimentação Financeira, or CPMF, at a rate of 0.38% . The CPMF is levied upon the remittance of proceeds on the amount converted in reais of the transaction and is required to be withheld by the financial institution that carries out the transaction. Currently, the funds transferred from a bank account to acquire shares on the Brazilian stock exchange are exempt from CPMF. The funds transferred abroad resulting from the disposal of the shares on the Brazilian stock exchange are also exempt from CPMF.

     Registered Capital. The amount of an investment in preferred shares held by a Non-Brazilian Holder who qualifies under Resolution No. 2,689 and obtains registration with the CVM, or by the depositary, as the depositary representing such holder, is eligible for registration with the Central Bank. Such registration allows the remittance outside of Brazil of any proceeds of distributions on the shares, and amounts realized with respect to disposition of such shares. The amounts received in Brazilian currency are converted into foreign currency through the use of the commercial market rate. The registered capital for preferred shares purchased in the form of ADSs or purchased in Brazil, and deposited with the depositary in exchange for ADSs will be equal to their purchase price (in U.S. dollars) to the purchaser. The registered capital for preferred shares that are withdrawn upon surrender of ADSs, as applicable, will be the U.S. dollar equivalent of the average price of preferred shares, as applicable, on a Brazilian stock exchange on which the greatest number of such preferred shares, as applicable, was sold on the day of withdrawal. If no preferred shares, as applicable, were sold on such day, the registered capital will refer to the average price on the Brazilian stock exchange on which the greatest number of preferred shares, as applicable, were sold in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar value of the preferred shares, as applicable, is determined on the basis of the average commercial market rate quoted by the Central Bank on such date or, if the average price of preferred shares is determined under the last preceding sentence, the average of such average quoted rates on the same 15 dates used to determine the average price of the preferred shares.

     A Non-Brazilian Holder of preferred shares may experience delays in effecting such action, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the Non-Brazilian Holder.

Material United States Federal Income Tax Consequences

     The following discussion describes the material United States federal income tax consequences of purchasing, holding and disposing of our preferred shares or ADSs. This discussion applies only to beneficial owners of ADSs or preferred shares that are “U.S. Holders,” as defined below. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed Treasury Regulations, administrative pronouncements by the United States Internal Revenue Service, or IRS, and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations.

     This discussion does not purport to address all United States federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation. The discussion applies only to U.S. Holders who hold preferred shares or ADSs as “capital assets” (generally, property held for investment) under the Code and does not address the tax consequences that may be relevant to U.S. Holders in special tax situations including, for example:

  insurance companies;
  tax-exempt organizations;
  broker-dealers;
  traders in securities that elect to mark to market;
  banks or other financial institutions;
  holders whose functional currency is not the United States dollar;
  United States expatriates;
  holders that hold our preferred shares or ADSs as part of a hedge, straddle or conversion transaction; or
  holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power, if any, of our preferred shares or ADSs.

     Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for United States federal income tax purposes. Please see the discussion under “—Taxation—Material United States Federal Income Tax Consequences—Passive Foreign Investment Company Rules” below. Further, this discussion does not address the alternative minimum tax consequences of holding preferred shares or ADSs or the indirect consequences to holders of equity interests in partnerships or other entities that own our preferred shares or ADSs. In addition, this discussion does not address the state, local and foreign tax consequences of holding our preferred shares or ADSs.

     You should consult your own tax advisor regarding the United States federal, state, local and foreign income and other tax consequences of purchasing, owning, and disposing of our preferred shares or ADSs in your particular circumstances.

     You are a “U.S. Holder” if you are a beneficial owner of preferred shares or ADSs and you are for United States federal income tax purposes:

  an individual who is a citizen or resident of the United States;

  a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;
  an estate the income of which is subject to United States federal income tax regardless of its source; or
  a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust (or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a United States person).

     If a partnership holds preferred shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding our preferred shares or ADSs should consult its own tax advisor.

     For United States federal income tax purposes, a U.S. Holder of an ADS will be treated as the beneficial owner of the preferred shares represented by the ADS.

Distributions on preferred shares or ADSs

     Cash distributions (including amounts withheld to pay Brazilian withholding taxes and distributions of notional interest charges on shareholders’ equity, but excluding distributions in redemption of the preferred shares treated as exchanges or sales under the Code) made by us to or for the account of a U.S. Holder with respect to preferred shares or ADSs generally will be taxable to such U.S. Holder as ordinary dividend income when such distribution is paid, actually or constructively, out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such U.S. Holder’s adjusted tax basis in the preferred shares or ADSs. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the preferred shares or ADSs for more than one year. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

     A U.S. Holder will be entitled, subject to a number of complex limitations and conditions, to claim a United States foreign tax credit in respect of any Brazilian withholding taxes imposed on dividends received on preferred shares or ADSs. U.S. Holders who do not elect to claim a foreign tax credit with regard to any foreign taxes paid during the taxable year may instead claim a deduction in respect of such withholding taxes. Dividends received with respect to the preferred shares or ADSs will be treated as foreign source income, which may be relevant in calculating such U.S. Holder’s United States foreign tax credit limitation. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances. The IRS has expressed concern that intermediaries in connection with depository arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by United States persons who are holding depositary shares. Accordingly, investors should be aware that the discussion above regarding the ability to credit Brazilian withholding tax on dividends could be affected by future action taken by the IRS.

     Dividends paid by us generally will not be eligible for the dividends received deduction available under the Code to certain United States corporate shareholders. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. Holders (including individuals) prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid a PFIC. Our ADSs are listed on the New York Stock Exchange, and therefore the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Subject to the discussion of passive foreign investment company rules below, based upon the nature of our current and projected income, assets and activities, we do not believe the preferred shares or the ADSs have been, nor do we expect them to be, shares of a PFIC for United States federal income tax purposes.

     Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares are not themselves listed on a United States exchange. In addition, the United States Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs and preferred shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

     The amount of any cash distribution paid in Brazilian currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the U.S. Holder (in the case of preferred shares held directly by such U.S. Holder), regardless of whether the payment is in fact converted to U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of such distribution if such Brazilian currency is converted into U.S. dollars on the date received. If the Brazilian currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Brazilian currency. Such foreign currency gain or loss, if any, will be United States source ordinary income or loss.

     Because our preferred shares will not be treated as “preferred stock” for purposes of Section 305 of the Code, distributions to U.S. Holders of additional shares of our “non-preferred stock” or preemptive rights relating to such “non-preferred stock” with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to United States federal income tax. However, if the holders of ADSs are restricted in their ability to participate in the exercise of preemptive rights, the preemptive rights may give rise to a deemed distribution to holders of the preferred shares under Section 305 of the Code. Any deemed distribution will be taxable as a dividend to the extent of our earnings and profits as discussed above.

Sale or exchange or other taxable disposition of preferred shares or ADSs

     Deposits and withdrawals of preferred shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for United States federal income tax purposes.

     A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of preferred shares or ADSs measured by the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the preferred shares or ADSs. Any gain or loss will be long-term capital gain or loss if the preferred shares or ADSs have been held for more than one year. Long-term capital gains of certain U.S. holders (including individuals) are eligible for reduced rates of United States federal income taxation. The deductibility of capital losses is subject to certain limitations under the Code.

     If a Brazilian tax is withheld on the sale or other disposition of a preferred share or ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other disposition before deduction of the Brazilian tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a preferred share or ADS generally will be treated as United States source income or loss for United States foreign tax credit purposes. Consequently, in the case of a disposition of a preferred share that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for an ADS or preferred share, as the case may be, that is not registered pursuant to Resolution No. 2,689, on which a Brazilian capital gains tax is imposed (see “—Taxation of Gains”)), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax unless the U.S. Holder can apply the credit against United States federal income tax payable on other income from foreign sources in the appropriate income category. Alternatively, the U.S. Holder may take a deduction for the Brazilian tax if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year.

Passive foreign investment company rules

     In general, a foreign corporation is a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds stock in the foreign corporation, at least 75% of its gross income is passive income or at least 50% of the value of its assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of investment assets (subject to various exceptions). Based upon the nature of our current and projected income, assets and activities, we do not believe the preferred shares or ADSs are, nor do we expect them to be, shares of a PFIC for United States federal income tax purposes. However, the determination of whether the preferred shares or ADSs constitute shares of a PFIC is a factual determination made annually and thus may be subject to change. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current or any past or future tax year.

     If, contrary to the discussion above, we are treated as a PFIC, a U.S. Holder would be subject to special rules (and may be subject to increased tax liability and form filing requirements) with respect to (a) any gain realized on the sale or other disposition of preferred shares or ADSs, and (b) any “excess distribution” made by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the preferred shares or ADSs exceed 125% of the average annual distributions the U.S. Holder received on the preferred shares or ADSs during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the preferred shares or ADSs). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to United States federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of United States federal income tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC.

     A U.S. Holder who owns preferred shares or ADSs during any taxable year we are a PFIC must file IRS Form 8621. In general, if we are treated as a PFIC, the rules described above can be avoided by a U.S. Holder that elects to be subject to a mark-to-market regime for stock in a PFIC. A U.S. Holder may elect mark-to-market treatment for its preferred shares or ADSs, provided the preferred shares or ADSs, for purposes of the rules, constitute “marketable stock” as defined in Treasury Regulations. A U.S. Holder electing the mark-to- market regime generally would compute gain or loss at the end of each taxable year as if the preferred shares or ADSs had been sold at fair market value. Any gain recognized by the U.S. Holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the value of preferred shares or ADSs as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included market-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of preferred shares or ADSs would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s tax basis in preferred shares or ADSs would increase or decrease by gain or loss taken into account under the mark-to-market regime. A market-to-market election is generally irrevocable.

     If we are deemed to be a PFIC for a taxable year, dividends on our ADSs would not be “qualified dividend income” subject to preferential rates of Unites States federal income tax, as described above. See “—Certain United States Federal Income Tax Consequences—Distributions on preferred shares or ADSs.”

Backup withholding and information reporting

     In general, dividends on preferred shares or ADSs, and payments of the proceeds of a sale, exchange or other disposition of preferred shares or ADSs, paid within the United States or through certain United States-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current maximum rate of 28% unless the holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that it is a U.S. person and that no loss of exemption from backup withholding has occurred.

     You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your United States federal income tax liability by filing a refund claim with the IRS. The amount of any backup withholding tax from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s United States federal income tax liability, provided that the required information is furnished to the IRS.

F. Dividends and Paying Agents

     Not applicable.

G. Statement by Experts

     Not applicable.

H. Documents on Display

     We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, which is also known as the Exchange Act. Accordingly, we are required to file reports and other information with the Commission, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the Commission at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

     As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we furnish our shareholders with annual reports containing financial statements audited by our independent auditors and make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We file quarterly financial statements with the Commission within two months of the end of the first three quarters of our fiscal year, and we file annual reports on Form 20-F within the time period required by the Commission, which is currently six months from December 31, the end of our fiscal year.

     We will send the depositary a copy of all notices that we give relating to meetings of our shareholders or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The depositary will make all these notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The depositary will mail copies of those notices, reports and communications to you if we ask the depositary to do so and furnish sufficient copies of materials for that purpose.

     We also file financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20159-900, Brazil.

I. Subsidiary Information

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes to the price of fuel, interest rates and the real/U.S. dollar exchange rate.

Aircraft Fuel

     Our results of operations are affected by changes in the price and availability of aircraft fuel. To manage the price risk, we utilize crude oil derivative contracts. All of our derivative instruments must be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. We avoid concentration of credit risk. All existing contracts settle on a monthly basis. We do not purchase or hold any derivative instruments for trading purposes. At December 31, 2004, we had crude oil derivative contracts outstanding for up to 120,000 barrels of oil. The fair value of such contracts was R$1.5 million. Market risk is estimated on a hypothetical 10% increase in the December 31, 2004 cost per liter of fuel. Based on projected 2005 fuel usage, such an increase would result in an increase to aircraft fuel expense of approximately R$70.9 million in 2005, not considering our derivative contracts. We acquire a substantial amount of our fuel and oil from one supplier.

Foreign Currencies

     A significant part of our costs and operating expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. To manage exchange rate risk, we enter into derivative contracts with various counterparties to protect ourselves against a possible depreciation or devaluation of the real in relation to the U.S. dollar. At December 31, 2004, we had no outstanding currency futures contracts. As of December 31, 2004, as a measure of our market risk with respect to our foreign currency exposure, an increase in aircraft and engine maintenance services expenses, aircraft operating lease payments and aircraft insurance from a hypothetical R$0.10 depreciation of the real against the U.S. dollar would be approximately R$10.2 million in 2005, not considering our derivative contracts.

Interest

     Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments, variable-rate leasing contracts and on interest income generated from our cash and investment balances. At December 31, 2004, 14.8% of our aircraft rental expenses had floating interest rates. If interest rates average 10% more in 2005 than they did during 2004, our aircraft rental and interest expense would increase by approximately R$9.5 million. If interest rates average 10% less in 2005 than they did in 2004, our interest income from cash equivalents and short-term investments would decrease by approximately R$4.7 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt, variable-rate leasing contracts and cash equivalent balances at December 31, 2004.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     Evaluation of disclosure controls and procedures. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2004, the end of the period covered by this annual report. Based on that evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are adequate and effective in ensuring that all material information relating to us required to be filed in this annual report has been made known to them in a timely fashion.

     Changes in internal controls. No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

ITEM 16.

A. Audit Committee Financial Expert

     Our board of directors has determined that Luiz Kaufmann, a member of our audit committee, is an “audit committee financial expert” as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6C. Board Practices—Audit Committee.”

ITEM 16.

B. Code of Ethics

     Our board of directors has adopted a Code of Ethics applicable to our directors, officers and employees, including our principal executive officer and principal financial officer. The Code of Ethics can be found at www.voegol.com under the heading “Investor Relations”. Information found at this website is not incorporated by reference into this document.

ITEM 16.

C. Principal Accountant Fees and Services

     The following table sets forth by category of service the total fees for services performed by Ernst & Young Auditores Independentes S/S during the fiscal years ended December 31, 2004 and 2003:

	2004	2003

	(in reais)
Audit Fees	1,037,978	275,411
Audit-Related Fees	1,009,198	-

Tax Fees	-	-
All Other Fees	-	-
Total	2,047,176	275,411

     Audit Fees

     Audit fees included the audit of our annual financial statements, the audit of our Brazilian GAAP pro-forma financial statements, review of our quarterly reports reports in 2004 and statutory audits required.

     Audit-Related Fees

     Audit-related fees included the audit of financial statements that were included in the prospectus for our initial public offering in June 2004, consents and the review of registration statements as well as accounting consultations related to and the application of US and Brazilian GAAP.

     Tax Fees

     There were no tax fees for services performed by Ernst & Young Auditores Independentes S/S during the fiscal years ended December 31, 2004 and 2003.

     All Other Fees

     There were no other fees for services performed by Ernst & Young Auditores Independentes S/S during the fiscal years ended December 31, 2004 and 2003.

     Pre-Approval Policies and Procedures

     Our audit committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young Auditores Independentes S/S. Any services provided by Ernst & Young Auditores Independentes S/S that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2004, none of the fees paid to Ernst & Young Auditores Independentes S/S were approved pursuant to the de minimis exception.

ITEM 16.

D. Exemptions from the Listing Standards for Audit Committees

     None.

ITEM 16.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     None.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     See our consolidated financial statements beginning on Page F-1.

ITEM 19. EXHIBITS

1.1
By-laws of the Registrant (English translation), incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

2.1
Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

2.2
Shareholders’ Agreement among Comporte ParticipaçõesS.A., Aeropar Participações S.A., BSSF Air Holdings LLC and the Registrant, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

2.3
Subscription and Option Agreement, dated January 20, 2003, by and among Áurea Administração e Participações S.A., BSSF Air Holdings Ltd., BSSF II Holdings Ltda. and Gol Transportes Aéreos S.A., and addendum, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

10.1*
Agreement, dated as of January 1, 2002, between the Registrant and Petrobras Distribuidora S.A., including Amendment No. 1, dated as of May 1, 2002, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

10.2*
Service Agreement, dated February 24, 2003, between the Registrant and VEM — Varig Engenharia de Manutenção S.A, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

10.3*
Open Skies Reservation Services Agreement, dated October 6,2000, between Open Skies, Inc. and the Registrant, including amendments thereto, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

10.4
Aircraft Purchase Agreement, dated as of May 17, 2004 between Gol Transportes Aéreas S.A. and The Boeing Company. incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

10.5
Supplemental Aircraft Purchase Agreement No.1 dated as of July 16, 2004 between Gol Transportes Aéreas S.A. and The Boeing Company. incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004 , as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

10.6
Supplemental Aircraft Purchase Agreement No.2 dated as of January 20, 2005 between Gol Transportes Aéreas S.A. and The Boeing Company. incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

10.7
Supplemental Aircraft Purchase Agreement No.3 dated as of January 7, 2005 between Gol Transportes Aéreas S.A. and The Boeing Company. incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004 , as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

10.8
Supplemental Aircraft Purchase Agreement No.4 dated as of March 24, 2004 between Gol Transportes Aéreas S.A. and The Boeing Company. incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004 , as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
13.1	Section 1350 Certification of Chief Executive Officer.
13.2	Section 1350 Certification of Chief Financial Officer.

* The Registrant was granted confidential treatment for portions of this exhibit.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

We have audited the accompanying consolidated balance sheets of Gol Linhas Aéreas Inteligentes S.A. (formerly known as Gol Transportes Aéreos S.A.) and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal controls over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Maria Helena Pettersson
Partner

São Paulo, Brazil
February 22, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003
(In thousands of Brazilian Reais)

					Translation into
					thousands of US$
	2003		2004		2004

ASSETS

CURRENT ASSETS
Cash and cash equivalents	R$	146,291	R$	405,730	US$	152,852
Short term investments		-		443,361		167,029
Receivables, less allowance (2003 –
R$3,760; 2004 – R$3,547, US$1,336)		240,576		386,370		145,558
Inventories		13,570		21,038		7,926
Recoverable taxes and current deferred tax		20,118		10,657		4,015
Prepaid expenses		12,043		34,184		12,878
Other current assets		3,812		3,389		1,277

Total current assets	R$	436,410	R$	1,304,729	US$	491,535

PROPERTY AND EQUIPMENT
Pre-delivery deposits		-		43,447		16,368
Flight equipment		75,514		102,197		38,501
Other property and equipment		14,463		29,703		11,190

		89,977		175,347		66,059
Less accumulated depreciation		(22,795)		(43,989)		(16,572)

Property and equipment, net		67,182		131,358		49,487

OTHER ASSETS
Deposits for aircraft leasing contracts		18,621		22,884		8,621
Prepaid aircraft and engine maintenance		162,295		266,532		100,411
Other		511		8,781		3,307

Total other assets		181,427		298,197		112,339

TOTAL ASSETS	R$	685,019	R$	1,734,284	US$	653,361

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003
(In thousands of Brazilian Reais)

					Translation into
					thousands of US$
	2003		2004		2004

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	R$	48,605	R$	36,436	US$	13,727
Air traffic liability		123,393		159,891		60,236
Payroll and related charges		34,959		51,041		19,229
Operating leases payable		10,099		10,107		3,808
Short-term borrowings		38,906		118,349		44,586
Sales tax and landing fees		21,200		51,515		19,407
Insurance premium payable		64		24,060		9,064
Dividends payable		26,504		60,676		22,858
Other current liabilities		4,597		5,739		2,162

Total current liabilities	R$	308,327	R$	517,814	US$	195,077

OTHER LIABILITIES
Long-term vendor payable		-		9,238		3,480
Deferred income taxes, net		47,236		44,493		16,762
Provisions for contingencies		8,570		10,351		3,900
Other liabilities		6,147		3,935		1,482

	R$	61,953	R$	68,017	US$	25,624

COMMITMENTS AND CONTINGENCES

SHAREHOLDERS’ EQUITY
Preferred shares, Class A and Class B, no par
value, 52,592,985 shares, issued and outstanding
in 2003; 78,094,746 undesignated preferred
shares, no par value, issued and outstanding at
December 31, 2004		94,200		564,634		212,716

Common shares, no par value, 116,200,000 shares,
issued and outstanding in 2003 and 109,448,497
shares, no par value, issued and outstanding at
December 31, 2004		41,500		41,500		15,634
Additional paid in capital		-		49,305		18,575
Deferred compensation expenses		-		(10,059)		(3,790)
Appropriated retained earnings		5,579		18,352		6,914
Unappropriated retained earnings		173,460		484,721		182,611

Total shareholders’ equity	R$	314,739	R$	1,148,453	US$	432,660

TOTAL LIABILITIES AND SHAREHOLDERS’
EQUITY	R$	685,019	R$	1,734,284	US$	653,361

See accompanying notes to consolidated financial statements

GOL LINHAS AÉREAS INTELIGENTES S.A.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais, except per share amounts)

				Translation
				into thousands
				of US$
	2002	2003	2004	2004

NET OPERATING REVENUES
Passenger	R$ 643,549	R$ 1,339,191	R$ 1,875,475	US$ 706,553
Cargo and Other	34,330	61,399	85,411	32,177

Total net operating revenues	677,879	1,400,590	1,960,886	738,730

OPERATING EXPENSES
Salaries, wages and benefits	77,855	137,638	183,037	68,956
Aircraft fuel	160,537	308,244	459,192	172,993
Aircraft rent	130,755	188,841	195,504	73,653
Aircraft insurance	23,186	25,850	25,575	9,635
Sales and marketing	96,626	191,280	261,756	98,612
Landing fees	32,758	47,924	57,393	21,622
Aircraft and traffic servicing	47,381	58,710	74.825	28.189
Maintenance materials and repairs	16,160	42,039	51,796	19,513
Depreciation	7,885	13,844	21,242	8,003
Other operating expenses	22,654	44,494	54,265	20,443

Total operating expenses	615,797	1,058,864	1,384,585	521,619

OPERATING INCOME	62,082	341,726	576,301	217,111

OTHER EXPENSE
Interest expense	(16,530)	(20,910)	(13,445)	(5,065)
Capitalized interest	-	-	3,216	1,212
Exchange variation gain (loss)	8,943	(16,938)	(5,926)	(2,233)
Gain (loss) on derivatives	5,599	(29,876)	2,432	916
Financial income on cash equivalents	-	1,815	34,159	12,869
Other	(7,095)	(11,682)	(9,457)	(3,564)

INCOME BEFORE INCOME TAXES	52,999	264,135	587,280	221,247
Income taxes current	(1,396)	(60,747)	(165,710)	(62,428)
Income taxes deferred	(16,246)	(27,929)	(36,860)	(13,886)

NET INCOME	35,357	R$ 175,459	R$ 384,710	US$ 144,933

EARNINGS PER SHARE:

Earnings per share, basic	0.36	1.07	2.14	0.81
Earnings per share, diluted	0.36	1.07	2.13	0.80

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

							Translation
							into thousands
							of US$

	2002		2003		2004		2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	R$	35,357	R$	175,459	R$	384,710	US$	144,933
Adjustments to reconcile net income to net cash provided by
operating activities
Amortization of deferred compensation		-		-		10,058		3,789
Depreciation		7,885		13,844		21,242		8,003
Provision for doubtful accounts receivable		1,305		2,455		(213)		(80)
Deferred income taxes		16,246		27,929		36,860		13,886
Changes in operating assets and liabilities
Receivables		(54,866)		(137,785)		(145,581)		(54,845)
Inventories		(6,672)		3,275		(7,468)		(2,813)
Prepaid expenses, other assets and recoverable taxes		(9,551)		(16,684)		(20,527)		(7,733)
Accounts payable and long-term vendor payable		17,257		6,145		(2,931)		(1,104)
Deposits for aircraft and engine maintenance		(82,771)		(62,409)		(104,237)		(39,270)
Operating leases payable		31,446		(21,347)		(2,204)		(830)
Air traffic liability		44,227		52,829		36,498		13,750
Payroll and related charges		6,496		23,727		16,082		6,059
Sales tax and landing fees, insurance premium payable,
dividends payable and other liabilities		10,664		17,797		51,804		19,516

Net cash provided by operating activities		17,023		85,235		274,093		103,261

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits for aircraft leasing contracts		(12,079)		3,473		(4,263)		(1,606)
Acquisition of property and equipment		(22,400)		(42,736)		(41,971)		(15,812)
Pre-delivery deposits		-		-		(43,447)		(16,368)
Purchase of short-term securities		-		-		(443,361)	(167,029)

Net cash used in investing activities		(34,479)		(39,263)		(533,042)	(200,815)

CASH FLOWS FROM FINANCING ACTIVITIES
Short term borrowings, net		(14,245)		16,106		79,443		29,929
Issuance of common and preferred shares		16,500		94,200		470,434		177,228
Tax benefit contributed by shareholders		-		-		29,187		10,995
Obligations with related parties		19,497		(19,439)		-		-
Dividends payable		-		-		(60,676)		(22,859)

Net cash provided by financing activities		21,752		90,867		518,388		195,293

NET INCREASE IN CASH AND CASH EQUIVALENTS		4,296		136,839		259,439		97,739

Cash and cash equivalents at beginning of the period		5,156		9,452		146,291		55,113

Cash and cash equivalents at end of the period	R$	9,452	R$	146,291	R$	405,730	US$	152,852

Supplemental disclosure of cash flow information
Interest paid	R$	19,267	R$	20,910	R$	12,223	US$	4,605
Income taxes paid	R$	4,568	R$	73,454	R$	162,663	US$	61,281

Disclosure of non cash transactions
Tax benefit contributed by shareholders					R$	29,188	US$	10,996

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years ended December 31, 2004, 2003 and 2002
(Expressed in Thousands of Brazilian Reais, except for share information)

	Common Shares		Preferred Shares		Additional		Retained earnings
					Paid in	Deferred
	Shares	Amount	Shares	Amount	capital	compensation	Appropriated	Unappropriated	Total

Balance at December 31, 2001	70,000,000	R$ 25,000	-	-	-	-	-	R$ (5,274)	R$ 19,726
Net income and comprehensive income for the year	-	-	-	-	-	-	-	35,357	35,357
Issuance of common shares	46,200,000	16,500	-	-	-	-	-	-	16,500

Balance at December 31, 2002	116,200,000	41,500	-		-	-	-	R$ 30,083	R$ 71,583
Net income and comprehensive income for the year	-	-	-	-	-	-	-	175,459	175,459
Transfer to appropriated retained earnings	-	-	-	-	-	-	5,579	(5,579)	-
Issuance of preferred shares	-	-	52,592,985	94,200	-	-	-	-	94,200
Dividends accrued	-	-	-	-	-	-	-	(26,503)	(26,503)

Balance at December 31, 2003	116,200,000	R$ 41,500	52,592,985	R$ 94,200			R$ 5,579	R$ 173,460	R$ 314,739
Formation of holding company	224	-	56	-	-	-	-	-	-
Exchange of common shares to preferred shares, net	(6,751,719)	-	6,751,719	-	-	-	-	-	-
Exchange of preferred shares class A to common
shares, net	6	-	(6)	-	-	-	-	-	-
Shares not exchanged in the reorganization	(14)	-	(8)	-	-	-	-	-	-
Tax benefit contributed by shareholders	-	-	-	-	29,188	-	-	-	29,188
Deferred compensation	-	-	-	-	20,117	(20,117)	-	-	-
Net Proceeds	-	-	18,750,000	459,185	-	-	-	-	459,185
Deferred income taxes on issuance costs	-	-	-	11,249	-	-	-	-	11,249
Amortization of deferred compensation	-	-	-	-	-	10,058	-	-	10,058
Net income	-	-	-	-	-	-	-	384,710	384,710
Dividends payable	-	-	-	-	-	-	-	(60,676)	(60,676)
Transfer to appropriated retained earnings	-	-	-	-	-	-	12,773	(12,773)	-

Balance at December 31, 2004	109,448,497	R$ 41,500	78,094,746	R$ 564,634	R$ 49,305	R$ (10,059)	R$ 18,352	R$ 484,721	R$ 1,148,453

Balance at December 31, 2004 translated into
thousands of US$		$ 15,634		$ 212,716	$ 18,575	$ (3,790)	$ 6,914	$ 182,611	$ 432,660

						2004	2003	2002

Net income for the year						384,710	175,459	35,357

Total comprehensive income						R$ 384,710	R$ 175,459	R$ 35,357

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

1. Business Overview

GOL Linhas Aéreas Inteligentes S.A. (the Company or GLAI) is the parent company of GOL Transportes Aéreos S.A. (GOL), the only low-fare, low-cost airline operating in Brazil providing frequent service on routes between all of Brazil’s major cities. GOL focuses on increasing the growth and profitability of its business by popularizing air travel and stimulating and meeting demand for simple, safe and affordable air travel in South America for both business and leisure passengers, while having among the lowest costs in the airline industry worldwide.

On March 29, 2004, GOL Linhas Aéreas Inteligentes S.A. became the parent company of GOL pursuant to a reorganization plan approved by the shareholders of GOL. The Company was incorporated by issuing 224 common shares to Aeropar Participações S.A. and 56 preferred shares to Comporte Participações S.A. for an aggregate amount of one hundred reais. In accordance with the reorganization plan, all outstanding common and preferred shares of GOL (except for 14 common shares and 8 class B preferred shares of GOL held by members of GOL´s board of directors) were contributed to the Company in exchange for the applicable number of common or preferred shares of the Company. The 116,199,986 common shares of GOL were exchanged for 109,448,267 common shares and 6,751,719 preferred shares of the Company. The 29,050,000 preferred shares class A of GOL were exchanged for 29,049,994 preferred shares and 6 common shares of the Company. The 23,542,977 preferred shares class B of GOL were exchanged for 23,542,977 preferred shares of the Company. The reorganization did not impact the operations or financial condition of GOL in any respect as of December 31, 2003 and as such, does not result in new basis of accounting.

On May 25, 2004, the shareholders approved a 2.80 for 1 stock split for all outstanding common and preferred shares. As a result of the stock split, the aggregate number of preferred shares and common shares outstanding was increased to 168,793,243. As of May 25, 2004, the Company had 59,344,746 preferred and 109,448,497 common shares. All share and earnings per share information for all periods presented have been restated to give retroactive effect to the May 25, 2004 stock split. Also, on the same date shareholders approved amendments to the Company’s bylaws whereby holders of common shares may convert their shares into preferred shares, at the rate of one common share to one preferred share, to the extent such shares are duly paid in and provided that the amount of preferred shares does not exceed 50% of the total amount of shares issued. Any request for conversion must be delivered to the board of executive officers and, once accepted by the board of executive officers, must be confirmed by the board of directors at the first meeting after the date of the request for conversion.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

1. Business Overview (Continued)

On May 24, 2004, the Company formed GOL Finance LLP for the purpose of facilitating cross-border transactions, including the lease and the purchase of aircraft. GOL Finance LLP, whose capital at December 31, 2004 was R$ 70,928, is based in the United Kingdom.

On June 29, 2004, the Company concluded its initial public offering (IPO) by issuing 18,750,000 preferred shares and receiving proceeds in the amount of R$459,185 net of the issuance costs of R$37,050.

The Company’s principal subsidiary, GOL, was incorporated on August 1, 2000 and its main purpose is to provide regular domestic air transportation services for passengers, cargo and mail in Brazil, under the concession regime as authorized by the Civil Air Transportation Office – DAC of the Ministry of Aviation through Ordinance No. 1109/DGAC of August 18, 2000.

GOL commenced operations on January 15, 2001 and, as of December 31, 2004, operated 27 aircraft, consisting of 18 Boeing 737-700, 4 Boeing 737-800 Next Generation and 5 Boeing 737-300 aircraft. During 2004, the Company inaugurated 9 new destinations (Foz do Iguaçu (PR), Joinville (SC), Caxias do Sul (RS), Uberlândia (MG), Teresina (PI), Porto Velho (RO), Rio Branco (AC), Aracajú (SE) and Buenos Aires, Argentina increasing the number of cities being served to 36 (2003 – 27) and operating from 38 airports in Brazil and Buenos Aires, Argentina.

In May 2004, GOL signed an Aircraft General Terms Agreement with The Boeing Company for firm orders of 15 737-800 Next Generation aircraft, as well as furnishing equipment, training, services and other support matters. Under this agreement the Company has options to purchase an additional 28 737-800 Next Generation aircraft that are exercisable between 2005 and 2010. At December 31, 2004 the Company had exercised two purchase options with the Boeing Company increasing its firm orders to 17. The U.S. Exim Bank has agreed to provide a guarantee for long-term financing of up to 85% of the value of the aircraft purchased from Boeing. The Company’s intention is to finance the remaining portion with the proceeds from the issuance of equity and with cash flows from operations. The acquisition of aircraft requires pre-delivery deposits during the construction phase of each aircraft.

In October 2004, the Company received approval from the Comissão de Estudos Relativos à Navegação Aérea (CERNAI) to start regular international flights to Buenos Aires, Argentina, and initiated the operations on December 22, 2004.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

1. Business Overview (Continued)

The following table sets forth the ownership and percentages of the Company’s voting (common) and non-voting (preferred) shares as at December 31, 2004:

	Common	Preferred	Total

Aeropar Participações S.A.	100%	40.3%	75.2%
Comporte Participações S.A.	-	4.3%	1.8%
BSSF Air Holdings LLC	-	13.1%	5.4%
Public Market	-	42.3%	17.6%

	100%	100%	100%

Áurea Administrações e Participações S.A. and Comporte Participações S.A. are entities controlled by members of the board of directors of the Company. Aeropar Participações S.A. is a subsidiary of Áurea Administrações e Participações S.A.

BSSF Air Holdings LLC. is a wholly owned indirect subsidiary of AIG Brazil Special Situations Fund.

2. Summary of significant accounting policies

These financial statements were prepared in accordance with accounting principles generally accepted in the United States (US GAAP), using Brazilian Reais as the functional and reporting currency. The accounting principles adopted under US GAAP differ in certain respects from accounting principles generally accepted in Brazil (Brazilian GAAP), which the Company uses to prepare its statutory financial statements.

Basis of consolidation. The consolidated financial statements include the accounts of GOL Linhas Aéreas Inteligentes S.A. and its subsidiaries, GOL Transportes Aéreos S.A. and GOL Finance LLP. All significant intercompany balances have been eliminated.

Use of estimates. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from these estimates.

Cash and cash equivalents and Short-term investments. The Company's short-term investment portfolio consists of traditional fixed maturities securities, which are readily convertible into cash and are primarily highly liquid in nature. Certain of the investments which have original maturities of 90 days or less, when purchased, are classified as cash and cash equivalents. Other short-term investments are classified as trading securities, as defined by the FASB Statement 115, "Accounting for Certain Investments in Debt and Equity Securities," and are carried at their fair values based upon the quoted market prices at period end. Accordingly, changes in values of such investments are included in interest income.

Inventories. Inventories consist of expendable aircraft spare parts and supplies. These items are stated at average acquisition cost and are charged to expense when used. An allowance for obsolescence is provided over the remaining estimated useful life of the related aircraft. These allowances are based on management estimates, which are subject to change.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

Property and equipment. Property and equipment are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Interest related to predelivery deposits to acquire new aircraft is capitalized. The estimated useful lives for property and equipment are as follows:

Estimated Useful Life

Leaseholds improvements	Lower of
lease term or useful
life
Maintenance and engineering equipment	10 years
Communication and meteorological equipment	5 years
Computer hardware and software	5 years

Measurement of Asset Impairments. In accordance with Statement of Financial Accounting Standards (SFAS) Nº 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), the Company records impairment charges on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. If impairment occurs, any loss is measured by comparing the fair value of the asset to its net book value.

Maintenance and repair costs. Regular aircraft and engine maintenance and repair costs, including the overhaul of aircraft components, for owned and leased flight equipment, are charged to operating expenses as incurred.

Revenue Recognition. Passenger revenue is recognized either when transportation is provided or when the ticket expires unused. Tickets sold but not yet used are included in the accompanying balance sheets as air traffic liability. Revenue from the shipment of cargo is recognized when transportation is provided. Other revenue includes charter services, ticket change fees and other incidental services, and is recognized when the service is performed. The Company’s revenues are net of certain taxes, including state value-added and other state and federal taxes that are collected from customers and transferred to the appropriate government entities. Sales taxes in 2002, 2003 and 2004 was R$37,693, R$96,803 and R$93,763, respectively.

Advertising. Advertising costs, which are included in sales and marketing, are expensed as incurred. Advertising expense in 2002, 2003 and 2004 were R$16,684, R$ 25,396 and R$31,798, respectively.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

Income Taxes. Deferred income taxes are provided under the liability method and reflect the net tax effects of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. A valuation allowance for net deferred tax assets is provided unless realizability is judged by the Company to be more likely than not.

Derivative contracts. To help mitigate the Company’s overall foreign currency and fuel volatility risks, the Company primarily uses foreign exchange and fuel contracts. The contracts are recorded at current market value on the balance sheet with any gains or losses recorded in financial expense.

Foreign currency transactions. Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Exchange differences are recognized in the statements of operations as they occur and are recorded in financial expense.

Accounting for stock-based compensation. The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Compensation expense for a stock option grant is recognized if the exercise price is less than the fair value of our stock on the grant date. The following table illustrates the effect on net income and earnings per common and preferred share as if the fair value method to measure stock-based compensation had been applied as required under the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended:

	2003	2004

Net Income, as reported	175,459	384,710
Add: Stock-based employee compensation using intrinsic value	-	10,058
Deduct: Stock-based employee compensation expense determined under
the fair value method	-	(9,969)

Pro forma net income	175,459	384,799

Earnings per common and preferred shares:

Basic as reported	1.07	2.14
Basic pro forma	1.07	2.14

Diluted as reported	1.07	2.13
Diluted pro forma	1.07	2.13

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

The fair value for these stock options was estimated at the date of grant using the Black Scholes option-pricing model assuming an expected dividend yield of 2%, expected volatility of approximately 37%, weighted average risk-free interest rate of 16%, and an expected average life of two years.

US$ dollar amounts. The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of R$ 2.6544 = US$1.00, the official exchange rate issued by the Brazilian Central Bank as of December 31, 2004. This translation should not be construed to imply that the Brazilian reais amounts represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

Reclassifications. Certain balance sheet and statement of income amounts have been reclassified to conform to current year’s presentation.

3. Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, (SFAS 123(R)), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R) must be adopted no later than July 1, 2005.

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes compensation cost for employee stock options equal to their intrinsic values at the award date. Accordingly, the adoption of SFAS 123(R)’s fair value method will impact the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of adoption cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 2.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

4. Cash and cash equivalents

			Translation into
			thousands of
	2003	2004	US$ - 2004

Cash and cash equivalents	1,456	7,275	2,741

Investments in local currency
Financial investment funds	72,811	32,482	12,237
Managed account	16,049	199,170	75,034
Bank Deposit Certificates – CDBs	55,669	140,233	52,830

	144,529	371,885	140,101
Investments in foreign currency
Financial Investment Funds and Public Securities	306	26,570	10,010

Total cash and cash equivalents	146,291	405,730	152,852

Short-term investments

Managed account	-	443,361	167,029

	146,291	849,091	319,881

The Company’s short-term investment in Bank Deposit Certificates (CDBs) has average earnings of approximately 1.28% per month, net of taxes, based on the CDI variation (Interbank Deposit Certificate), the redemption of which may occur at any time. At December 31, 2004, of the total investment amount in CDB, R$49,600 was linked to loan sureties with the banks Santander and Banco do Brasil.

Investment funds have average earnings of approximately 0.91% per month, net of taxes. Earnings of the quotas redeemed in less than 30 days, before income tax levy, as from the investment date, are subject to Tax on Financial Operations (IOF).

The managed account offers daily liquidity and is managed by a third party. The breakdown of the managed account portfolio as of December 31, 2004 is as follows:

			Translation into
			thousands of
	2003	2004	US$ - 2004

Cash and cash equivalent	16,049	199,170	75,034
Short-term investment
Bank Deposit Certificates – CDB	-	146,048	55,021
Public securities (LFT, LTN and LFTO)	-	286,930	108,096
OverNight	-	10,383	3,912

	-	443,361	167,029

Total managed account	16,049	642,531	242,063

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

5. Receivables

Receivables are summarized as follows:

			Translation into
			thousands of
	2003	2004	US$ 2004

Credit cards net of commissions	215,343	348,306	131,218
Account holders – cargo and tickets	2,831	4,573	1,723
Travel agencies	25,194	33,013	12,437
Other	968	4,025	1,516

	244,336	389,917	146,894
Allowance for doubtful accounts	(3,760)	(3,547)	(1,336)

	240,576	386,370	145,558

At December 31, 2004, the credit card receivables, amounting to R$ 50,700, were pledged as guarantee of the Banco Bradesco overdraft account.

There were no charge-offs of allowance for doubtful accounts during 2003 and the charge off during 2004 was $189.

6. Deposits

Deposits for aircraft leasing contracts. All the Company’s aircraft are leased under operating leasing contracts. As required by the leasing contracts, the Company made certain U.S. dollar deposits as a guarantee to the leasing companies. These deposits are non-interest bearing and refundable at the end of the respective lease agreements.

Deposits for aircraft and engine maintenance. U.S. dollar deposits for aircraft and engine maintenance as stipulated in the respective lease agreements are made to specific accounts in the name of the lessor responsible for the maintenance services. Certain required aircraft and engine maintenance, as stipulated in the respective lease agreement, are funded from these deposits. The Company is required to pay the lessor for maintenance expenditures that exceed deposited amounts. The Company can apply deposits amounts that exceed maintenance expenditures to the final lease payment. These deposits are non-interest bearing.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

7. Short-term borrowings

At December 31, 2004, the Company had six revolving lines of credit. One of the revolving lines of credit is secured by the Company’s credit card receivables and allows for borrowings of up to R$ 50,700. As of December 31, 2004, there were no outstanding borrowings under this facility. The Banco do Brasil and Safra credit facilities allow for combined borrowings of up to R$ 105,000. Another two revolving credit facilities (Banco Santander and Banco do Brasil) are secured by a Company investment in a bank certificate of deposit and allow for borrowings of up to R$ 49,600.

The outstanding amounts under the Company’s credit facilities as of December 31, 2004 and 2003 are as follows:

						Translation
						into
						thousands
			Credit			of US$
Contract	Interest rate	Guarantee	Limit	2003	2004	- 2004

Banco Safra	108,5 % of CDI		100,000	4,000	91,507	34,474
Banco Santander	109 % of CDI	Certificate of deposit	40,000	-	20,746	7,816
Unibanco	CDI + 0,0673 a.m.	Guarantee clean	20,000	-	1,019	384
Banco do Brasil	108 % of CDI	Certificate of deposit	5,000	-	-	-
Banco do Brasil	105 % of CDI		9,600	-	5,077	1,912
Banco Bradesco	104% of CDI	Credit card receivables	50,700	34,906	-	-

				38,906	118,349	44,586

The weighted average annual interest rate for these Reais-based short-term borrowings at December 31, 2004 and 2003 was 17.7% and 20%, respectively.

8. Transactions with related parties

The Company has an exclusive bus transportation agreement with related companies Breda Transpotes e Serviços S.A and Expresso União Ltda. During 2004, the Company paid R$195 and R$ 772.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

8. Transactions with related parties (Continued)

The Company also has a five-year office space lease agreement with Áurea Administração e Participações S.A. for the lease of our headquarters located at Rua Tamoios, 246 in São Paulo. The lease agreement provides for monthly payments, adjusted by the IGP-M inflation index.

Transactions with related parties and amounts receivable (payable) are as follows:

		December 31, 2003		December 31, 2004

		Account balance		Account balance
	Nature of	Receivable	Income	Receivable	Income
	transaction	(payable)	(Expenses)	(payable)	(Expenses)

Loans of debentures
Áurea Administração e Participações S.A	Loans	(270)	(2,069)	-	-

Accounts payable
Serviços Gráficos Ltda.	Services rendered	(12)	(188)	(15)	(172)
Breda Transportes e Serviços S.A.	Services rendered	2	31	(28)	(772)
Expresso União Ltda.	Services rendered	-	-	-	(195)
Accounts receivable
Viação Piracicabana Ltda.	Services rendered	-	15	-	6
Breda Transportes e Serviços S.A.	Services rendered	-	-	-	19
Áurea Administração e Participações S.A.	Services rendered	3	8	-	9
Lease of headquarter
Áurea Administração e Participações S.A.	Rental	-	(300)	(26)	(262)

9. Long-term vendor payable

The Company renegotiated the terms of the loan agreement with Petrobrás – Petróleo Brasileiro S.A. to supply fuel, maturing on April 30, 2006, and whose balance was R$ 9,238 at December 31, 2004, recorded at a historical purchase price and updated by Consumer Price Index (IPC).

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

10. Shareholders’ equity

On March 29, 2004, GLAI became the parent company of GOL pursuant to a reorganization plan approved by the shareholders of GOL. In accordance with the reorganization plan, all outstanding common and preferred shares of GOL (except for 14 common shares and 8 class B preferred shares of GOL held by members of GOL´s board of directors) were contributed to the Company in exchange for common and preferred shares of the Company. The 116,199,986 common shares of GOL were exchanged for 109,448,267 common shares and 6,751,719 preferred shares of the Company. The 29,050,000 class A preferred shares of GOL were exchanged for 29,049,994 preferred shares and 6 common shares of the Company. The 23,542,977 preferred shares class B of GOL were exchanged for 23,542,977 preferred shares of the Company. The preferred shares outstanding have no class designation. The rights and voting privileges of the common shares of the Company remain the same as those previously described above for GOL. The preferred shares of the Company are not convertible into any other security and are non-voting, except under the limited circumstances provided under Brazilian law as discussed above. The aggregate liquidation preference, including the adjustment by the IGP-M – inflation index, and divided rights discussed above remain unchanged.

As of December 31, 2004, the Company had 109,448,497 shares of common stock and 59,344,746 shares of preferred stock authorized, issued and outstanding. According to the Company’s by-laws, the capital can be increased up to R$1,000,000 through the issuance of common or preferred shares.

On May 25, 2004, the shareholders approved a 2.80 for 1 stock split for all outstanding common and preferred shares. As a result of the stock split, the aggregate number of preferred shares and common shares outstanding was increased to 168,793,243. All share and earnings per share information for all periods presented have been restated to give retroactive effect to the May 25, 2004 stock split. Also, on the same date the shareholders approved amendments to the Company’s bylaws whereby holders of common shares may convert their shares into preferred shares, at the rate of one common share to one preferred share, to the extent such shares are duly paid and provided that the amount of preferred shares does not exceed 50% of the total amount of shares issued. Any request for conversion must be delivered to the board of executive officers and, once accepted by the board of executive officers, must be confirmed by the board of directors at the first meeting after the date of the request of conversion. On May 25, 2004, the board of directors authorized the issuance of up to 20,325,734 preferred shares.

On June 29, 2004, the Company concluded its initial public offering on the New York Stock Exchange (NYSE) and The São Paulo Stock Exchange (Bovespa) issuing 18,750,000 preferred shares for R$26.57 per share and receiving proceeds in the amount of R$459,305, net of the issuance costs of R$37,050. Additionally, R$386,593 of proceeds were remitted to BSSF Air Holdings and Comporte Participações in connection with their sale of 14,300,000 preferred shares in the initial public offering.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

10. Shareholders’ equity (Continued)

Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders in the aggregate of at least 25% of annual net distributable income determined in accordance with Brazilian corporation law. The December 31, 2004 dividend was R$60,676 (R$26,503 in 2003). The dividends payable are included in current liabilities and ratification for payment will be made at the annual shareholders meeting.

Appropriated retained earnings

Under the Brazilian corporation law and according to its by-laws, the Company is required to maintain a “legal reserve” to which it must allocate 5% of its net income, less accumulated losses as determined in accordance with Brazilian GAAP for each fiscal year until the amount of the reserve equals 20% of paid-in capital. Accumulated losses, if any, may be charged against the legal reserve. The legal reserve can only be used to increase the capital of the Company. The legal reserve is subject to approval by the shareholders voting at the annual shareholders meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. At December 31, 2004, the allocation of retained earnings related to the legal reserve was R$12,773.

Unappropriated retained earnings

The balance of R$ 484,723 is pending approval by the Annual General Meeting in order to meet the Company investment plan and the increase in working capital.

11. Stock Option Plans

At shareholders meetings held on May 25 and December 9, 2004, the Company’s shareholders approved an executive stock option plan for key senior executive officers. Initially, 937,412 of the Company’s preferred shares have been reserved for issuance under this plan. The Company issued to executive officers stock options to purchase up to 937,412 of its preferred shares at an exercise price of R$3.04 per share. Fifty percent of the options vested on October 25, 2004, with the remaining 50% vesting at the end of each quarter ending subsequent to October 25, 2004, on a pro rata basis, through the second quarter of 2006. Each option will expire two years after the vesting date. The fair value of option at the date of the grant was R$24.50. Under the plan, there were 507,765 exercisable shares at December 31, 2004. In connection with the initial grant of preferred stock options, the Company recorded deferred stock compensation of R$20.1 million, representing the difference between the exercise price of the options and the deemed fair value of the preferred stock. The amount of the amortization expense for the year ended December 31, 2004 was R$10,058.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

11. Stock Option Plans (Continued)

At a shareholders meeting held on December 9, 2004, the Company’s shareholders approved a stock option plan for employees. Under this plan the stock options granted to employees cannot exceed 5% of total outstanding shares. The exercise price of the stock options is determined based on the average market quote of the last 60 trading days, the options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. At December 31, 2004, no options had been issued under this plan.

12. Lease and other commitments

The Company leases all aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. At December 31, 2004, the Company leased 27 aircraft under operating leases (as compared to 22 aircraft at December 31, 2003), with initial lease term expiration dates ranging from 2006 to 2011.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at December 31, 2004 in thousands of US dollars were as follows:

	R$			US$

	Aircraft	Other	Total	Aircraft	Other	Total

2005	188,998	11,756	200,754	71,202	4,429	75,631
2006	187,162	10,485	197,647	70,510	3,950	74,460
2007	174,614	9,213	183,827	65,783	3,471	69,254
2008	99,426	8,653	108,079	37,457	3,260	40,717
2009	57,330	5,171	62,501	21,598	1,948	23,546
After 2009	3,942	2,554	6,496	1,485	962	2,447

Total minimum
Lease payments	711,472	47,832	759,304	268,035	18,020	286,055

During the second and third quarter of 2004, the Company entered into two and three year operating lease agreements for Boeing 737-300 aircraft which will be used to meet Company’s short term capacity needs while the Company awaits delivery of its new 737-800 aircraft. The aircraft were delivered in July, September, October and December 2004. The Company was not required to make any aircraft leasing contract deposits for these aircraft.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

12. Lease and other commitments (Continued)

On May 17, 2004, the Company signed a contract with The Boeing Company for the purchase of up to 43 737-800 Next Generation aircraft, under which the Company currently has 17 firm orders and 28 options. The firm orders, with an approximate value of R$ 2,997,000 based on the aircraft list price (corresponding to approximately US$1,129 million), have delivery dates between 2006 and 2010. The Company has made two deposits in the amount of US$14.3 million (R$38,850) related to the orders described above. The options are excerciseable for deliveries between 2005 and 2010. The Company makes payments for aircraft acquisition utilizing the procedures from IPO, cash flow from operations, short-term credit lines and supplier financing.

The future annual payments for the 43 aircraft, including both firm orders and options, based on the aircraft list price, at December 31, 2004, and calculated at the year-end exchange rate, is as follows:

		Translation into
		thousands of US$
		2004

2005	83,598	31,494
2006	511,110	192,552
2007	2,609,857	983,219
2008	2,176,791	820,069
2009	1,625,788	612,488

Total	7,007,144	2,639,822

The Company plans to finance up to 85% of the value of purchased aircraft with long-term financing guaranteed by the U.S. Exim Bank.

The Company has a non-cancelable agreement for the use of the Open Skies system for selling tickets. This agreement expires in 2014, and can be extended at the Company’s option. The total future payment under this agreement is dependent upon the number of passengers transported and has a minimum annual payment of R$332. In 2004, the amount paid related to the use of the Open Skies was R$15,081, (R$11,011 in 2003).

During 2004, the Company purchased letters of credit to guarantee certain US dollar lease payments. At December 31, 2004, approximately R$17,126 of the Company’s accounts receivable was collateral for outstanding letters of credit.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

13. Contingencies

At December 31, 2004 the reserves for contingent losses are summarized as follows:

			Translation into
			thousands of
	2003	2004	US$ - 2004

Labor claims	205	289	109
Civil claims	665	1,281	483
Fiscal claims	7,700	8,781	3,308

	8,570	10,351	3,900

There are certain judicial proceedings against the Company pending judgment for unpaid ICMS on aircraft imports via leasing operations. Based on the opinion of its legal advisors that an unfavorable outcome on such proceedings is not probable, the Company has not established a reserve for this matter.

The Company is party to legal proceedings and claims that arise during the ordinary course of business. While the outcome of these lawsuits and proceedings cannot be predicted with certainty and could have a material adverse effect on the Company’s financial position, results of operations and cash flows, it is the Company’s opinion, after consulting with its outside counsel, that the ultimate disposition on such suits will not have a material adverse effect on its financial position, results of operation or cash flows. The fiscal claims reserve for contingent losses represents the total exposure of loss, including interests and penalties.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

14. Financial instruments and concentration of risk

At December 31, 2004 and 2003, the Company’s primary monetary assets were cash equivalents, short-term investments and assets related to aircraft leasing operations. The Company’s primary monetary liabilities were related to aircraft leasing operations. All monetary assets other than those related to aircraft leasing operations included in the balance sheet are stated at amounts that approximate their fair values.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents, short-term investments and accounts receivable. Credit risk on accounts receivable relates to amounts receivable from the major international credit card companies. These receivables are short-term and the majority of them settle within 30 days.

The Company’s revenue is generated in Brazilian reais (and a small portion in Argentine pesos from flights between Argentina and Brazil), however its liabilities, particularly those related to aircraft leasing, are US dollar-denominated. The Company’s currency exchange exposure at December 31, 2004 is as set forth below:

		Translation into
		thousands of
	R$	US$ 2004

Assets
Cash and cash equivalents	(450)	(170)
Guarantee deposits on aircraft leasing contracts	(33,559)	(12,643)
Prepaid expenses of leasing	(9,885)	(3,724)
Advances to suppliers	(5,984)	(2,254)

Total obligation in U.S. dollars	(49,878)	(18,791)
Liabilities
Foreign suppliers	8,218	3,096
Leasing payable	14,044	5,291
Hedge transactions	2,600	980
Insurance premium payable	24,060	9,064

	48,922	18,431

Exchange exposure	(956)	(360)

Off-balance sheet transactions exposure
Operational leasing contracts	759,304	286,055
Aircraft commitments	2,997,000	1,129,000

Total exchange exposure	3,755,348	1,414,695

Exchange exposure related to amounts payable arising from these leasing operations is managed together with commercial hedging strategies. At December 31, 2004 and 2003 there were no outstanding hedging contracts.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

14. Financial instruments and concentration of risk (Continued)

The Company is exposed to the effect of changes in the price and availability of aircraft fuel. To manage these risks, the Company enters into crude oil option and swap agreements. Prices for crude oil are highly correlated to jet fuel, making crude oil derivatives effective at offsetting jet fuel prices to provide some short-term protection against a sharp increase in average fuel price. These derivatives do not qualify as hedges for financial reporting purposes and changes in fair value of such derivative contracts was R$1,466 during 2004, which was recorded as financial income.

At December 31, 2004, the Company had derivative contracts to buy up to 120,000 barrels of crude oil in the nominal amount of US$5.1 million and fair value of US$5.2 million with a one-month term.

The Company’s acquisition of fuel and oil is made substantially from one supplier which represents approximately 95% of total fuel and oil expenses.

15. Income taxes

a) Deferred income taxes

The Deferred income taxes computation is summarized as follows:

				Translation into
				thousands of
	2002	2003	2004	US$ 2004

Deferred tax assets
Deferred tax benefit contributed by
shareholders	R$ -	R$ -	R$ 25,296	US$ 9,530
Contingencies	-	2,913	3,519	1,326
Allowance for doubtful accounts	-	-	2,943	1,109
Accounting principles BR GAAP /
US GAAP differences, net	9,790	3,060	11,589	4,366
Temporarily differences	700	1,753	244	92

Total deferred tax assets	10,490	7,726	43,591	16,423
Deferred tax liabilities
Property and equipment	(194)	-	(1,093)	(412)
Provision for maintenance	(212)	-	-	-
Maintenance deposits	(26,330)	(51,902)	(86,991)	(32,773)

Total deferred tax liabilities	(26,736)	(51,902)	(88,084)	(33,185)
Current deferred taxes assets	9,790	3,060	-	-

Net deferred tax liabilities	R$ (26,036)	R$ (47,236)	R$ (44,493)	US$ (16,762)

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

15. Income taxes (Continued)

b) Income statement

The following current and deferred income taxes amounts were recorded in the statement of operations:

				Translation
				into thousands
	2002	2003	2004	of US$ 2004

Current	R$ 1,396	R$ 60,747	R$ 165,710	US$ 62,428
Deferred expense	16,246	27,929	36,860	13,886

	R$ 17,642	R$ 88,676	R$ 202,570	US$ 76,314

Income taxes in Brazil include federal income tax and social contribution. The composite and effective tax rates were 34% for each of 2002, 2003 and 2004. During the year ended December 31, 2002, the Company incurred net losses, so no income taxes were payable. Such losses were utilized in 2003 and 2004.

The reconciliation of the reported income tax and social contribution and the amount determined by applying the composite fiscal rate at December 31, 2002, 2003 and 2004, is as follows:

				Translation
				into
				thousands of
	2002	2003	2004	US$ 2004

Income before income taxes	R$ 52,999	R$ 264,135	R$ 587,280	US$ 221,247
Nominal composite rate	34%	34%	34%	34%

Income tax by the nominal rate	18,020	89,806	199,675	75,224
Stock option compensation	-	-	3,420	1,288
Other	(378)	(1,130)	(525)	(198)

Income taxes expense	R$ 17,642	R$ 88,676	R$ 202,570	US$ 76,314

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

15. Income taxes (Continued)

In connection with the Company’s March 29, 2004 reorganization, the Extraordinary General Meeting of the Company’s shareholders approved the merger of BSSF II Holdings Ltda. into GOL. The preferred shares previously owned by BSSF II Holdings Ltda. were cancelled and reissued to BSSF Air Holdings Ltd. With this merger, the Company acquired the right to amortize for Brazilian local statutory and tax purposes a goodwill premium of approximately R$86 million generated from BSSF II Holdings Ltd. acquisition of its ownership in GOL. The amortization of this premium for local statutory and tax purposes will result in a future tax benefit for the Company over an estimated period of up to five years. The R$29.2 million tax benefit of the goodwill premium has been recorded as a deferred tax asset with a corresponding increase to additional paid in capital. As the Company realizes the tax benefit of the goodwill premium in accordance with the Brazilian Corporation Law, the Company will issue shares (pro rata both common and preferred) up to the amount of the tax benefit realized each year. At the time of the issuance of shares, the additional paid in capital is transferred to capital.

Income tax returns are subject to review by the income tax authorities over a period of five years from the calendar year in which the returns are filed pursuant to applicable legislation and may subject the Company to assessments.

16. Earnings per share

The Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. However, our preferred shares are entitled to the receive distributions prior to holders of the common shares. Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year. Preferred shares are excluded during any loss period. The diluted preferred shares are computed including the executive employee stock options calculated using the treasury-stock method as they were granted at an exercise price less that the market price of the shares.

	2002	2003	2004

Numerator
Net income applicable to common and preferred shareholders for
basic and diluted earnings per share	R$ 35,357	R$ 175,459	R$ 384,710

Denominator
Weighted-average shares outstanding for basic earnings per	98,267,867	164,410,236	179,730,743
share
Effective of dilutive securities:
Executive stock options	-	-	826,268
Adjusted weighted-average shares outstanding and assumed	98,267,867	164,410,236	180,557,011
conversions for diluted earnings per shares

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

17. Subsequent events

In January 2005, the Company signed new operating leases for two Boeing 737-800 Next Generation aircraft and two Boeing 737-300 aircraft that are expected to be delivered during the first and second quarters of 2005.

On January 19, 2005, the Compensation Committee, as established in the Company’s Stock Option Plan, approved the issuance of 75,854 stock options to employees to purchase Company’s preferred shares at an exercise price of R$33.06 per share.

On January 27 and February 22, 2005, the Company announced it had signed a contract with Boeing to exercise nine more purchase options for 737 - 800 Next Generation aircraft. With these new agreements, the Company increased the number of firm orders to a total of 26 aircraft, which will be delivered between 2006 and 2010.

On February 3, 2004, the Company increased the size of its 737-800 Next Generation aircraft order with Boeing by 20 purchase options. With the new options, the Company has increased the maximum size of its order to 63 aircraft. The new optioned aircraft would be available for delivery between 2006 and 2010.

18. Quarterly financial data (Unaudited)

Quarterly results of operations for the years ended December 31, 2004 and 2003, are summarized below (in thousands, except per share amounts).

	First	Second	Third	Fourth
2004	Quarter	Quarter	Quarter	Quarter

Net operating revenues	$433,092	$385,526	$517,233	$625,034
Operating income	$135,615	$92,775	$162,023	$185,889
Net income	$90,656	$73,229	$96,900	$123,925
Earnings per share, basic	0.54	0.42	0.52	0.66
Earnings per share, diluted	0.54	0.42	0.51	0.66

	First	Second	Third	Fourth
2003	Quarter	Quarter	Quarter	Quarter

Net operating revenues	$260,639	$381,877	$402,950	$418,124
Operating income	$8,814	$72,792	$149,875	$110,245
Net income	$(7,885)	$22,507	$96,735	$64,102
Earnings per share, basic	(0.07)	0.13	0.57	0.38
Earnings per share, diluted	(0.07)	0.13	0.57	0.38

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2004, 2003 and 2002
(In thousands of Brazilian Reais)

18. Quarterly financial data (Unaudited) (Continued)

The sum of the quarterly earnings per share amounts may not equal the annual amount reported because per share amounts are computed independently for each quarter and for the full year based on respective weighted-average common shares outstanding and other dilutive potential common shares.

SIGNATURE

     The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Constantino de Oliveira Junior

Name: Constantino de Oliveira Junior
Title: President and Chief Executive Officer

Dated: June 27, 2005