Form 20-F
period 2005-12-31
Gol Intelligent Airlines Inc.
filed 2006-03-20
CIK 1291733

As filed with the Securities and Exchange Commission on March 20, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-32221

Gol Linhas Aéreas Inteligentes S.A.

(Exact name of Registrant as specified in its charter)

Gol Intelligent Airlines Inc.

(Translation of Registrant’s name into English)

The Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

Rua Tamoios 246

Jardim Aeroporto

04630-000 São Paulo, São Paulo

Federative Republic of Brazil

(+55 11 5033-4200)

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Name of each exchange on which registered:
Preferred Shares, without par value American Depositary Shares (as evidenced by American Depositary Receipts), each representing one share of Preferred Stock	New York Stock Exchange* New York Stock Exchange
*	Not for trading purposes, but only in connection with the trading on the New York Stock Exchange of American Depositary Shares representing those preferred shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each class of stock of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2005:

109,448,497	Shares of Common Stock
86,524,136	Shares of Preferred Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this is an annual or transition report, indicate by check mark if the registrant is not required to file pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated Filer ☒	Accelerated Filer ☐	Non-acceleratedFiler ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes   ☐    No  ☒

INTRODUCTION

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

This annual report contains terms relating to operating performance within the airline industry that are defined as follows:

•	“Revenue passengers” represents the total number of paying passengers flown on all flight segments.

•	“Revenue passenger kilometers” represents the numbers of kilometers flown by revenue passengers.

•	“Available seat kilometers” represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

•	“Load factor” represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger kilometers by available seat kilometers).

•	“Breakeven load factor” is the passenger load factor that will result in passenger revenues being equal to operating expenses.

•	“Aircraft utilization” represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

•	“Block hours” refers to the elapsed time between an aircraft’s leaving an airport gate and arriving at an airport gate.

•	“Yield per passenger kilometer” represents the average amount one passenger pays to fly one kilometer.

•	“Passenger revenue per available seat kilometer” represents passenger revenue divided by available seat kilometers.

•	“Operating revenue per available seat kilometer” represents operating revenues divided by available seat kilometers.

•	“Average stage length” represents the average number of kilometers flown per flight.

•	“Operating expense per available seat kilometer” represents operating expenses divided by available seat kilometers.

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

The consolidated financial statements included in this annual report have been prepared in accordance with U.S. GAAP and reflect our financial condition and results of operations as if the Registrant had been incorporated and held all of the capital stock of Gol, with the exception of five common shares and three Class B preferred shares of Gol held by members of Gol’s board of directors for eligibility purposes, since January 1, 2001. See “Item 10.B. Memorandum of Articles of Association—Description of Capital Stock—General.” We publish our consolidated financial statements in Brazil in accordance with Brazilian GAAP, which differ in certain significant respects from U.S. GAAP.

We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts in respect of the year ended December 31, 2005 was R$2.3407 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of December 31, 2005, as reported by the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Exchange Rates” for more detailed information regarding the translation of reais into U.S. dollars.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally under the captions “Risk Factors,” “Operating and Financial Review and Prospects” and “Business Overview.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	general economic, political and business conditions in Brazil and in other South American markets we serve;

•	management’s expectations and estimates concerning our future financial performance and financing plans and programs;

•	our limited operating history;

•	our level of fixed obligations;

•	our capital expenditure plans;

•	inflation and fluctuations in the exchange rate of the real;

•	existing and future governmental regulations, including air traffic capacity controls;

•	increases in fuel costs, maintenance costs and insurance premiums;

•	changes in market prices, customer demand and preferences and competitive conditions;

•	cyclical and seasonal fluctuations in our operating results;

•	defects or mechanical problems with our aircraft;

•	our ability to successfully implement our growth strategy; and

•	the risk factors discussed under “Risk Factors”.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents summary historical consolidated financial and operating data for us for each of the periods indicated. You should read this information in conjunction with our consolidated financial statements and related notes, and the information under “—Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects.”

The Registrant is a holding company that was incorporated on March 12, 2004 and the shares of Gol, an offshore finance subsidiary, cash and cash equivalents and short-term investments are currently the Registrant’s only material assets.

The consolidated financial statements and related notes included elsewhere in this annual report have been prepared in accordance with U.S. GAAP and reflect our financial condition and results of operations as if the Registrant had been incorporated and held all of the capital stock of Gol since January 1, 2001, except for five common shares and three Class B preferred shares of Gol held by members of Gol’s board of directors for eligibility purposes. On June 29, 2004, the Registrant completed its initial public offering through the issuance of 18,750,000 preferred shares. See “Item 10.B. Memorandum of Articles of Association—Description of Capital Stock.”

Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2005 have been translated into U.S. dollars at the commercial market rate in effect as of December 31, 2005 as reported by the Central Bank of R$2.3407 to US$1.00.

	Year Ended December 31,
	2001		2002		2003		2004		2005		2005
	(in thousands)
Net operating revenues:
Passenger	R$	223,384	R$	643,549	R$	1,339,191	R$	1,875,475	R$	2,539,016	US$	1,084,725
Cargo and other		7,089		34,330		61,399		85,411		130,074		55,571

Total net operating revenues		230,473		677,879		1,400,590		1,960,886		2,669,090		1,140,296
Operating expenses:
Salaries, wages and benefits		33,263		77,855		137,638		183,037		260,183		111,156
Aircraft fuel		45,769		160,537		308,244		459,192		808,268		345,310
Aircraft rent		58,816		130,755		188,841		195,504		240,876		102,908
Aircraft insurance		7,556		23,186		25,850		25,575		29,662		12,672
Sales and marketing		35,299		96,626		191,280		261,756		335,722		143,428
Landing fees		14,602		32,758		47,924		57,393		92,404		39,477
Aircraft and traffic servicing		18,563		47,381		58,710		74,825		91,599		39,133
Maintenance, materials and repairs		4,773		16,160		42,039		51,796		55,373		23,657
Depreciation		2,383		7,885		13,844		21,242		35,014		14,959
Other operating expenses		7,741		22,654		44,494		54,265		98,638		42,140

Total operating expenses		228,765		615,797		1,058,864		1,384,585		2,047,739		874,840
Operating income		1,708		62,082		341,726		576,301		621,351		265,456

Other income (expense):
Interest expense		(3,350)		(16,530)		(20,910)		(13,445)		(19,383)		(8,281)
Financial income (expense), net		(1,997)		7,447		(56,681)		24,424		115,554		49,367
Income (loss) before income taxes		(3,639)		52,999		264,135		587,280		717,522		306,542
Income taxes		—		(17,642)		(88,676)		(202,570)		(204,292)		(87,279)

Net income (loss)	R$	(3,639)	R$	35,357	R$	175,459	R$	384,710	R$	513,230	US$	219,263

	Year Ended December 31,
	2001		2002		2003		2004		2005		2005
	(in thousands)
Earnings (loss) per share, basic(1)	R$	(0.06)	R$	0.36	R$	1.07	R$	2.14	R$	2.66	US$	1.14
Earnings (loss) per share, diluted(1)	R$	(0.06)	R$	0.36	R$	1.07	R$	2.13	R$	2.65	US$	1.13
Weighted average shares used in computing earnings (loss) per share, basic (in thousands)(1)		56,000		98,268		164,410		179,731		192,828		192,828
Weighted average shares used in computing earnings (loss) per share, diluted (in thousands)(1)		56,000		98,268		164,410		180,557		193,604		193,604
Earnings (loss) per ADS, basic(2)	R$	(0.06)	R$	0.36	R$	1.07	R$	2.14	R$	2.66	US$	1.14
Earnings (loss) per ADS, diluted(2)	R$	(0.06)	R$	0.36	R$	1.07	R$	2.13	R$	2.65	US$	1.13
Dividends paid per share	R$	—	R$	—	R$	0.16	R$	0.32	R$	0.60	US$	0.26
Dividends paid per ADS(2)	R$	—	R$	—	R$	0.16	R$	0.32	R$	0.60	US$	0.26

	As of December 31,
	2001		2002		2003		2004		2005		2005
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	R$	5,156	R$	9,452	R$	146,291	R$	405,730	R$	106,347	US$	45,434
Short-term investments		—		—		—		443,361		762,688		325,837
Accounts receivable(3)		51,685		105,245		240,576		386,370		563,958		240,936
Deposits for aircraft leases and aircraft and engine maintenance contracts		27,130		121,980		180,916		289,416		408,776		174,638
Total assets		125,107		318,342		685,019		1,734,284		2,555,843		1,091,912
Short term debt		37,045		22,800		38,906		118,349		54,016		23,077
Long term debt		—		—		—		—		—		—
Shareholders’ equity		19,728		71,583		314,739		1,148,453		1,822,331		778,540

	Year Ended December 31,
	2001		2002		2003		2004		2005		2005
	(in thousands, except percentages)
Other Financial Data:
Operating margin(4)		0.7%		9.2%		24.4%		29.4%		23.3%		23.3%
Net cash provided by (used in) operating activities	R$	(19,213)	R$	17,023	R$	85,235	R$	239,920	R$	353,745	US$	151,129
Net cash used in investing activities		(29,666)		(34,479)		(39,263)		(533,043)		(801,787)		(342,542)
Net cash provided by financing activities		53,239		21,752		90,867		552,562		148,659		63,510
EBITDA(5)		4,091		69,967		355,570		597,543		656,365		280,415
Aircraft rent(A)		58,816		130,755		188,841		195,504		240,876		102,908

	Year Ended December 31,
	2001		2002		2003		2004		2005
Operating Data (unaudited):
Revenue passengers (in thousands)		2,085		4,847		7,324		9,215		13,000
Revenue passenger kilometers (in millions)		1,256		3,156		4,835		6,289		9,740
Available seat kilometers (in millions)		2,091		5,049		7,527		8,844		13,246
Load-factor		60.1%		62.5%		64.2%		71.1%		73.5%
Break-even load factor		61.5%		59.8%		50.8%		52.5%		56.4%
Aircraft utilization (block hours per day)		11.1		12.3		12.8		13.6		13.9
Average fare	R$	115	R$	140	R$	195	R$	210	R$	201
Yield per passenger kilometer (cents)		17.8		20.4		27.7		29.8		26.1
Passenger revenue per available seat kilometer (cents)		10.7		12.7		17.8		21.2		19.1
Operating revenue per available seat kilometer (cents)		11.0		13.4		18.6		22.2		20.1
Operating expense per available seat kilometer (cents)		10.9		12.2		14.1		15.7		15.5
Operating expense less fuel expense per available seat kilometer (cents)		8.8		9.0		9.9		10.5		9.4
Departures		24,727		52,665		75,439		87,708		122,683
Departures per day		68		144		207		240		336
Destinations served		16		22		25		36		45
Average stage length (kilometers)		613		628		659		689		721
Average number of operating aircraft during period		7.7		15.3		21.6		22.3		34.3
Full-time equivalent employees at period end		1,134		2,072		2,453		3,307		5,456
Fuel liters consumed (in thousands)		77,850		164,008		264,402		317,444		476,725
Percentage of sales through website during period		13.2%		48.7%		57.9%		76.4%		81.3%
Percentage of sales through website and call center during period		81.6%		72.1%		74.1%		83.6%		88.7%

(1)	Our preferred shares are not entitled to any fixed dividend preferences, but are instead entitled to receive dividends per share in the same amount of dividends per share paid to holders of our common shares. Consequently, our earnings (loss) per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year.

(2)	Adjusted for the ADS ratio change in December 2005, which changed the ratio of ADS per preferred share from one ADS representing two preferred shares to one ADS representing one preferred share.
(3)	In managing our liquidity, we take into account our cash and cash equivalents, our short -term investments and our accounts receivable balances. Accounts receivable consist primarily of credit card receivables for purchased passenger tickets. We provide our customers with the option to pay in installments and therefore have to a limited extent a lag between the time that we pay our suppliers and the time that we receive payment for our services.
(4)	Operating margin represents operating income divided by net operating revenues.
(5)	EBITDA represents net income (loss) plus the sum of net interest and financial expense, income taxes and depreciation. EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the airline industry. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with U.S. GAAP or as a measure of a company’s profitability. In addition, our calculation of EBITDA may not be comparable to other similarly titled measures of other companies. The following table presents a reconciliation of our net income to EBITDA for the specified periods.

	Year Ended December 31,
	2001		2002		2003		2004		2005		2005
	(in thousands)
EBITDA Reconciliation:(A)
Net income (loss)	R$	(3,639)	R$	35,357	R$	175,459	R$	384,710	R$	513,230	US$	219,263
Plus (minus)
Net interest and financial expense		5,347		9,083		77,591		(10,979)		(96,171)		(41,086)
Income taxes		—		17,642		88,676		202,570		204,292		87,279
Depreciation		2,383		7,885		13,844		21,242		35,014		14,959

EBITDA	R$	4,091	R$	69,967	R$	355,570	R$	597,543	R$	656,365	US$	280,415

(A)	Aircraft rent represents a significant operating expense of our business. Because we leased all of our aircraft during the periods presented, we believe that when assessing our EBITDA you should also consider the impact of our aircraft rent expense, which was R$58,816 in 2001, R$130,755 in 2002, R$188,841 in 2003, R$195,504 in 2004, and R$240,876 in 2005.

Exchange Rates

Prior to March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

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

Resolution No. 3.265 of the National Monetary Council, dated March 4, 2005, consolidated the foreign exchange markets into one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions are now carried out through institutions authorized to operate in the consolidated market and are subject to registration with the Central Bank’s electronic registration system. Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

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

The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	Period-end	Average for Period		Low	High
	(reais per US.dollar)
Year Ended
December 31, 2001	2.320	2.353	(1)	1.936	2.801
December 31, 2002	3.533	2.998	(1)	2.271	3.955
December 31, 2003	2.889	3.060	(1)	2.822	3.662
December 31, 2004	2.654	2.917	(1)	2.654	3.205
December 31, 2005	2.341	2.412	(1)	2,163	2.762

Month Ended
October 2005	2.254	2.261	(2)	2.234	2.289
November 2005	2.207	2.207	(2)	2.163	2.252
December 2005	2.341	2.277	(2)	2.180	2.374
January 2006	2.216	2.279	(2)	2.212	2.346
February 2006	2.136	2.170	(2)	2.118	2.222
March 2006 (through March 10)	2.145	2.146	(2)	2.113	2.178

Source: Central Bank

(1)	Represents the average of the exchange rates on the last day of each month during the period.
(2)	Average of the lowest and highest rates in the month.

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

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in policy or regulations at the federal, state or municipal levels involving or affecting factors such as:

•	interest rates;

•	currency fluctuations;

•	inflation;

•	liquidity of domestic capital and lending markets;

•	tax policies;

•	exchange controls and restrictions on remittances abroad, such as those that were imposed in 1989 and early 1990; and

•	other political, social and economic developments in or affecting Brazil.

Developments in Brazilian government policies, including economic policy, might adversely affect us. Additionally, in recent months, members of the Executive and Legislative Powers, as well as other related persons, have been investigated for alleged illicit or unethical behavior. It is impossible to foresee the outcome of these investigations and whether it could adversely affect the Brazil’s economy. Such uncertainties, allegations of unethical or illegal political conduct and other future developments in the Brazilian economy may adversely affect the trading price of our ADSs and our preferred shares.

Presidential elections are to take place in Brazil in October 2006. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses, such as our company. The run-up to the presidential election may result in changes in existing governmental policies, and the post-election administration—even if President Luiz Inácio Lula da Silva is re-elected—may seek to implement new policies. We cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance.

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

The real depreciated against the U.S. dollar by 9.3% in 2000 and by 18.7% in 2001. In 2002, the real depreciated 52.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. Although the real appreciated 18.2%, 8.1% and 11.8% against the U.S. dollar in 2003, 2004 and 2005 respectively, no assurance can be given that the real will not depreciate or be devalued against the U.S. dollar again. On March 10, 2006, the U.S. dollar/real exchange rate was R$2.1447 per US$1.00. See “Exchange Rates.”

Substantially all of our passenger revenue and cargo revenue and temporary investments are denominated in reais, and a significant part of our operating expenses, such as fuel, aircraft and engine maintenance services, aircraft rent payments and aircraft insurance, are denominated in, or linked to, U.S. dollars. We maintain U.S. dollar-denominated deposits and maintenance reserve accounts under the terms of our aircraft operating leases. For the year ended December 31, 2005, 53% of our operating expenses were either denominated in or linked to the U.S. dollar. In addition, the purchase price of the 67 737-800 Boeing Next Generation aircraft for which currently we have placed firm purchase orders and the 34 737-800 Boeing Next Generation aircraft for which we currently have purchase options are denominated in U.S. dollars. While in the past we have generally adjusted our fares in response to, and to alleviate the effect of, depreciations of the real and increases in the price of jet fuel and have entered into hedging arrangements to protect us against the effects of such developments, there can be no assurance we will be able to continue to do so. To the extent we are unable to adjust our fares or effectively hedge against any such depreciation or increases in jet fuel prices, this may lead to a decrease in our profit margins or to operating losses caused by increases in U.S. dollar-denominated costs, increases in interest expense or exchange losses on unhedged fixed obligations and indebtedness denominated in foreign currency. We had total U.S. dollar-denominated future operating lease payment obligations of US$385.6 million (including long-term vendor payables) and no other U.S. dollar-denominated indebtedness at December 31, 2005. We may incur substantial amounts of U.S. dollar-denominated operating lease or financial obligations, fuel costs linked to the U.S. dollar and U.S. dollar-denominated indebtedness in the future. At December 31, 2005, we had a short-term hedging program in place for a majority of our U.S. dollar-denominated operating lease obligations, our U.S. dollar-linked jet fuel expenses and our interest rate exposure.

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

Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rate of inflation was 10.4% in 2001, 25.3% in 2002, 8.7% in 2003, 12.4% in 2004 and 1.2% in 2005 (as measured by Índice Geral de Preços—Mercado, or the IGP-M). Inflation, and certain government actions taken to combat inflation, have in the past had significant negative effects on the Brazilian economy. Actions taken to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences high inflation in the future, we may not be able to adjust the fares we charge our customers to offset the effects of inflation on our cost structure. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business or adversely affect the market value of our preferred shares and, as a result, the ADSs.

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

Law No. 11,182, enacted on September 27, 2005 and modified by the Provisional Measure No. 269, of December 15, 2005, created the National Civil Aviation Agency (Agência Nacional de Aviação Civil, or “ANAC”), a regulatory agency that will be linked, but not subordinated, to the Ministry of Defense and will operate as an independent agency for an indefinite term. ANAC will principally have the authority to: (i) regulate, inspect and supervise services rendered by Brazilian and foreign airlines operating in Brazil, (ii) grant concessions, permits and authorizations for air transport operations and airport infrastructure services after conducting a bidding process, (iii) represent the Brazilian government before international civil aviation organizations, (iv) control, register and inspect civil aircraft, and (v) carry out a mandate under articles 48 and 49 of Law No. 11,182 to ensure that air transportation services are provided under free enterprise principles.

In accordance with Section 7 of Law No. 11,182, ANAC shall be implemented and commence its activities within 180 days from September 28, 2005. However, it is necessary that the Brazilian Government issues a decree setting forth the organizational structure of the agency as well as its internal regulatory regime. As ANAC commences its activities and begins to exercise its powers, the Civil Aviation Department (Departamento de Aviação Civil, or “DAC”), an organization subordinated to the Air Force Command of the Ministry of Defense, and until now responsible for coordinating and supervising Brazilian civil aviation (coordinating and supervising air transportation services and aviation and ground infrastructure), will transfer all its responsibilities and operations to the new agency and will be extinguished. ANAC will not assume any of the current responsibilities of the Civil Aviation National Council (Conselho de Aviação Civil or “CONAC”), which will continue to set guidelines for regulation, control the development, and generally establish policy for the air transportation sector as a whole.

Therefore, up to the date of this annual report, DAC is still in charge of approving all new flight routes, as well as modifications to existing flight routes and increases in flight frequencies. In addition, the importation of any new aircraft is subject to approval by the Commission for Coordination of Civil Air Transportation (Comissão de Coordenação de Transporte Aéreo Civil, or “COTAC”), a sub-department of the DAC. In recent years, the DAC has actively monitored developments in Brazil’s airline market and has taken certain restrictive measures that have helped to restore greater stability to the industry. For example, the DAC has addressed overcapacity by establishing stricter criteria that must be met before new routes or additional flight frequencies are awarded. Our growth plans contemplate expanding into new markets, increasing flight frequencies and operating considerably more than our existing fleet. As such, our ability to grow generally depends on receiving the required authorizations from the DAC and the COTAC. We cannot assure you that future authorizations will be granted to us. If the Brazilian civil aviation framework changes in the future, or the ANAC implements increased restrictions, our growth plans and our business and results of operations could be adversely affected.

Several legislative initiatives have been taken, including the preparation of a draft bill of law that would replace Law No. 7,565 of December 19, 1986, the current Brazilian Aeronautical Code (Código Brasileiro de Aeronáutica). In general, this draft bill deals with matters related to civil aviation, including airport concessions, consumer protection, increased foreign shareholder participation in airlines, limitation of airlines’ civil liability, compulsory insurance and fines.

No assurance can be given that these or other changes in the Brazilian airline industry regulations will not have a material adverse effect on our business and results of operations.

We operate in a highly competitive industry.

We face intense competition on our domestic routes in Brazil from scheduled airlines and charter airlines. In addition, the Brazilian aviation authorities have the flexibility to permit new entrants in our market. We may face increased competition in the future.

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

Our existing competitors or new entrants into the market may undercut our fares in the future, increase capacity on their routes in an effort to increase their market share or attempt to conduct low-fare or low-cost airline operations of their own. In such an event, we cannot assure you that our level of fares or passenger traffic would not be adversely affected. We may also face competition from international airlines as we introduce and expand flights between Brazil and other South American destinations.

On June 17, 2005, Varig filed for bankruptcy protection in Brazil and the United States. On January 19, 2006, it presented a restructuring plan to its creditors which was approved in February 2006. We cannot foresee whether the judicial reorganization and related judicial proceedings will have a positive effect on Varig’s financial condition in the short or medium term.

In addition to competition among scheduled airline companies and charter operators, the Brazilian airline industry faces competition from ground transportation alternatives, such as interstate buses. Such competition may have an adverse impact on our business and results of operations.

Because we have a limited operating history, it is difficult to evaluate an investment in the ADSs and our preferred shares.

Because we have a limited operating history, having commenced operations in January 2001, it may be difficult to evaluate our prospects and an investment in the ADSs and our preferred shares. Our prospects are uncertain and must be considered in light of the risks, uncertainties and difficulties frequently encountered by companies with a limited operating history. Our performance will depend upon a number of factors, including our ability to:

•	implement our growth strategy;

•	continue to provide high quality, reliable customer service at low fares;

•	choose new markets successfully;

•	stimulate customer demand for our services;

•	hedge against fuel price, foreign exchange and interest rate fluctuations;

•	maintain control of our expenses;

•	attract, train, retain and motivate qualified personnel;

•	react to customer and market demands and industry trends; and

•	maintain the safety of our operations.

We cannot assure you that we will successfully address any of these factors, and our failure to do so could adversely affect our financial condition and results of operations.

A failure to successfully implement our growth strategy would harm the market value of the ADSs and our preferred shares.

Our growth strategy involves expanding the number of markets we serve and increasing the frequency of flights to the markets we currently serve. Increasing the number of markets we serve and our flight frequencies depend on our ability to identify the appropriate geographic markets upon which to focus and to gain suitable airport access and route approval in these markets. There can be no assurance that the new markets we enter will provide passenger traffic that is sufficient to make our operations in those new markets profitable. Three of the airport facilities from which we operate, Santos Dumont in Rio de Janeiro, Congonhas in São Paulo, and Pampulha in Belo Horizonte, are highly congested and passenger processing is at or near maximum capacity. Five of the airports from which we operate, Juscelino Kubitschek in Brasília, Santos Dumont, Congonhas, Guarulhos International Airport in Guarulhos and Pampulha, are subject to slot restrictions limiting the number of landings and take-offs at these airports and when they can be made. Any condition that would prevent or delay our access to airports or routes that will be vital to our growth strategy, including the ability to process more passengers or the imposition of flight capacity restrictions or our inability to maintain our existing slots, and obtain additional slots, in the Juscelino Kubitschek, Santos Dumont, Congonhas, Guarulhos and Pampulha airports, could constrain the expansion of our operations. In addition, the introduction and expansion of flights between Brazil and other South American destinations outside of Brazil requires the availability of flight capacity under, and compliance with, the criteria set forth in bi-lateral treaties governing cross-border air travel that have been negotiated between Brazil and other South American countries. To the extent that there is no available capacity or we cannot comply with the criteria contained in these treaties, our plans to introduce additional flights between Brazil and other South American destinations outside of Brazil could be constrained. In addition, our plans to further expand our operations into other South American countries could be adversely affected by political, economic and social conditions in those countries.

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

We have significant fixed costs, relating primarily to operating leases for our aircraft and engines, of which approximately 9% have floating-rate rent payments based on LIBOR or U.S. interest rates. Currently, we have commitments of approximately US$4.675 billion to purchase 67 additional Boeing 737-800 Next Generation aircraft. We expect that we will incur additional fixed obligations and debt as we take delivery of the new aircraft and other equipment to implement our growth strategy.

Having significant fixed payment obligations could:

•	limit our ability to obtain additional financing to support expansion plans and for working capital and other purposes;

•	divert substantial cash flow from our operations to service our fixed obligations under aircraft operating leases and aircraft purchase commitments;

•	if LIBOR or U.S. interest rates increase, require us to incur significantly more lease or interest expense than we currently do; and

•	limit our ability to plan for or react to changes in our business and the airline industry and to general economic conditions.

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

We may have to use our cash resources to finance a portion of our firm purchase order aircraft. We may not have sufficient cash resources available to do so.

We currently finance our aircraft through operating leases. As a result of our firm purchase orders to purchase 67 Boeing 737-800 Next Generation aircraft, in the future we expect to own a portion of our fleet as well as continue to lease aircraft through long-term operating leases. The firm purchase orders represent a significant financial commitment for us. While we expect that a preliminary commitment to us from the Export- Import Bank of the United States to provide guarantees covering approximately 85% of the aggregate purchase price for the firm purchase order aircraft will assist us in obtaining low-cost financing for the purchase of the firm purchase order aircraft, we may be required to use our own cash resources for the remaining 15% of the aggregate purchase price for the firm purchase order aircraft. As of December 31, 2005, we had approximately R$869.0 million of cash, cash equivalents and short-term investments in overnight deposits and deposit certificates of highly-rated Brazilian banks and marketable securities, mainly highly-rated Brazilian government bonds. If the value or liquidity of these investments were to decrease, or we do not have sufficient cash resources, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would have an adverse impact on the execution of our growth strategy and business and could have an adverse impact on our results of operations.

Substantial increases in fuel costs or the unavailability of sufficient quantities of fuel would harm our business.

Fuel costs, which have recently been at historically high levels, constitute a significant portion of our total operating expenses, accounting for approximately 39.5% of our operating expenses for the year ended December 31, 2005. Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. In the event of an international or local fuel supply shortage, our fuel prices may increase.

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

Insurance costs for airlines have increased substantially after 2001, and further increases would harm our business.

Due to the threat of terrorist attacks, insurance companies have in recent years dramatically increased airline insurance premiums and significantly reduced the maximum amount of insurance coverage available to airlines for liability to persons (other than passengers) for claims resulting from acts of terrorism, war or similar events, to US$150 million per aircraft. Although insurance costs have decreased since 2004, we cannot assure that these costs will continue to decrease.

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

One of the key elements of our current business strategy is to save costs by operating a simplified aircraft fleet equipped with one type of engine. After extensive research and analysis, we chose the Boeing 737-700/800 Next Generation aircraft and CFM 56-7B engines from CFM International. In light of our firm purchase orders to purchase 67 Boeing 737-800 Next Generation aircraft and options to purchase an additional 34 Boeing 737-800 Next Generation aircraft, we expect to continue to rely on Boeing and CFM International into the foreseeable future. If either Boeing or CFM International were unable to perform their contractual obligations, we would have to find another supplier for a similar type of aircraft or engines.

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

We believe that our growth potential and the maintenance of our results-oriented corporate culture are directly linked to our capacity to attract and maintain the best professionals available in the Brazilian and South American airline industry. We are dedicated to providing professional, high-quality service in a positive work environment and being innovative at finding ways to improve our business. We place great emphasis on the selection and training of enthusiastic employees with potential to add value to our business and who we believe fit in with and contribute to our company culture. As we grow domestically and internationally, we may be unable to identify, hire or retain enough people who meet the above criteria, or we may have trouble maintaining this company culture as we become a larger business. Our company culture is crucial to our business plan, and failure to maintain that culture could adversely affect our business and results of operations.

The loss of our senior management and key employees could disrupt our business.

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 52% of the aggregate market capitalization of the BOVESPA as of December 31, 2005. The top ten stocks in terms of trading volume accounted for approximately 53%, 45% and 51% of all shares traded on the BOVESPA in 2003, 2004 and 2005, respectively.

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

Capital Expenditures

During 2005, capital expenditures were R$482.8 million, which included expenditures of R$169.4 million related to acquisitions of property and equipment and R$313.3 million of pre-delivery deposits for aircraft acquisitions. During 2004, capital expenditures were R$85.4 million, which included expenditures of R$42.0 million related to acquisitions of property and equipment and R$43.4 million of pre-delivery deposits for aircraft acquisitions. During 2003, capital expenditures were R$42.7 million, related to acquisitions of property and equipment.

B. Business Overview

We are one of the most profitable low-cost airlines in the world and had net revenues of R$2.7 billion and net income of R$513.2 million for the year ended December 31, 2005. We are the only low-fare, low-cost airline operating in Brazil providing frequent service on routes connecting all of Brazil’s major cities. We focus on increasing the growth and profits of our business by popularizing air travel and stimulating and meeting demand for safe, affordable, convenient air travel in Brazil and between Brazil and other South American destinations for both business and leisure passengers. We do this by offering simple, safe and efficient service while having one of the lowest operating costs in the airline industry worldwide. Our long-term business objective is to become the largest Brazilian airline and to bring affordable air travel to all significant destinations in South America.

We have flown over 36 million passengers since beginning operations in 2001 and, according to the DAC, Brazil’s civil aviation authority, our share of the domestic market, based on revenue passenger kilometers, grew from 4.7% in 2001 to 11.8% in 2002, 19.4% in 2003, 22.3% in 2004 and 27.3% in 2005. Our strategy involves not only capturing market share, but increasing the size of the market by attracting new passengers through our low fares and through a variety of payment mechanisms designed to make the purchase of our tickets easier for customers belonging to a much broader income class.

We began our operations in January 2001 with six single-class Boeing 737-700 Next Generation aircraft serving five cities in Brazil. As of the end of 2005, we operated 42 single-class Boeing 737 aircraft. Currently, we provide frequent service on routes between all of Brazil’s major cities and to international destinations in Argentina, Bolivia, Paraguay and Uruguay. We placed firm purchase orders with The Boeing Company for 67 737-800 Next Generation aircraft and we have options to purchase an additional 34 737-800 Next Generation aircraft. Currently, we have 11 firm purchase orders for aircraft deliveries scheduled in 2006, 13 in 2007, 10 in 2008, 11 in 2009, 8 in 2010 and 14 after 2010. In 2005, we took delivery, under two- and three-year operating leases, of seven Boeing 737-300 aircraft, which we are using to help meet our short-term capacity needs while we await the delivery of the new 737-800 Next Generation aircraft.

Our strategy is to offer travelers in Brazil and other South American countries a low-fare transportation alternative that we believe is cost-competitive compared to conventional airline and bus transportation. We have a diversified revenue base, with customers ranging from business passengers travelling between densely populated cities in Brazil, such as São Paulo, Rio de Janeiro and Belo Horizonte, to leisure passengers travelling to destinations throughout Brazil and to our international destinations in Argentina, Bolivia, Paraguay and Uruguay. We carefully evaluate opportunities to continue the growth of our business through increasing the frequency of flights to our existing high-demand markets and adding new routes to overpriced routes in Brazil and to other South American destinations. In 2005, we inaugurated nine new destinations, increasing the number of destinations served to 45 (43 in Brazil, one in Argentina and one in Bolivia). In January 2006 we commenced scheduled services to Asunción, Paraguay, and Montevideo, Uruguay and two additional destinations in Argentina: Rosario and Cordoba. We intend to further expand our service to international destinations in South America.

Our affordable, reliable and simple service and our focus on markets that were either underserved or did not have a lower-fare alternative has led to a strong awareness of our brand and a rapid increase in our market share. We offer a simplified product to our customers with single-class seating and a light snack and beverage service. Generally, our low operating costs allow us to set our fares at levels significantly lower than the average fares of our primary competitors. This approach has helped us win customer loyalty and in certain markets to stimulate demand by attracting new customers who previously used other means of travel or traveled less often due to price sensitivity. We have kept our operating costs low principally by maintaining a simplified aircraft fleet that is one of the newest in South America, which reduces maintenance and fuel costs.

We deploy aircraft in a highly efficient manner to maintain industry leading aircraft utilization, and concentrate heavily upon internet-based distribution channels and sales. The strong promotion of internet-based distribution channels and sales is an integral element of our low cost structure and efficiency and has made us one of the largest and leading e-commerce businesses in Brazil with total sales of passenger tickets of R$2.6 billion over the internet in 2005. We believe we effectively employ technology to make our operations more efficient, using real time sales and operating information, internet based sales and ticketless travel, advanced yield management systems and intelligent outsourcing.

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

Our emphasis on controlling costs and yield management has given us flexibility in setting our fares to achieve a balance between our load factors and yields that we believe will generate the highest profitability for us. During 2005, when the airline industry globally was suffering from historically high fuel prices, we generated net income of R$513.2 million. Our profitable results in 2005 were due largely to the economies of scale from the growth of our business and having a cost per available seat kilometer that was approximately 22% lower than that of our closest competitor in the domestic market, based upon our analysis of publicly available data. By acquiring 53 Boeing 737-800 Next Generation with increased seat capacity through 2010, we believe that we be able to more efficiently use the airport slots available to us and to further reduce our costs per seat kilometer.

Our operating model is a highly integrated, multiple-stop route network that is a variation on the point-to-point model used by other successful low-cost carriers worldwide. The high level of integration of flights at selected airports permits us to offer frequent, non-stop flights at low fares between Brazil’s most important economic centers and ample interconnections through our network linking city pairs through a combination of two or more flights with little connecting or stop-over time. Our network also allows us to increase our load factors on our strongest city pair routes by using the airports in those cities to connect our customers to their final destinations. This strategy increases our load factor by attracting customers traveling to secondary markets who prefer to pay lower fares even if this means making one or more stops before reaching their final destination. Finally, our operating model allows us to build our flight routes to add destinations to cities that would not, individually, be feasible to serve in the traditional point-to-point model, but that are feasible to serve when simply added as additional points on our multiple-stop flight network. We do this by offering low-fare early-bird or night flights to lower-traffic destinations, which are usually the first or last stops on our routes, allowing us to increase our aircraft utilization and generate additional revenues.

We believe that our operating model, when combined with our low fares and reliable service, stimulates demand for air travel, and helped us to achieve a load factor of 73.7% for domestic flights in 2005, which is higher than those of our two largest Brazilian competitors in the same period, according to the DAC. The interconnectivity of our network also resulted in approximately one-half of our passengers making connections or stops while traveling to their final destination. In December 2005, we maintained high standards of operating efficiency and customer satisfaction, completing 98% of our scheduled flights, with on-time performance of 97%, based on our internal data.

In December 2005, we entered into a joint venture to create a low-cost Mexican airline. We will hold 25% of the voting capital stock and approximately 48% of the total capital stock of the Mexican airline company, with the remaining capital being subscribed by Mexican investors. Under a service agreement, we will implement and develop the operational structure of the company and render consulting services for all operational matters to the new Mexican company in return for a performance-based service fee.

During 2005, we further improved our internal control over financial reporting in accordance with Section 404 of the U.S. Sarbanes Oxley Act of 2002, one year before this requirement becomes applicable to us as a non-U.S. company. We are one of the first Latin American companies to give the relevant officer certifications regarding these controls and procedures. The certifications are included as Exhibits 12.1 and 12.2 to this Annual Report. We expect various benefits from the implementation of these controls and procedures, such as improved risk management and better operational and financial controls.

We are controlled by Brazil’s Áurea group. The Áurea group has more than five decades of successful operating experience in Brazil’s bus transportation industry, and brings the benefits of this expertise in the Brazilian transportation industry to our strategy and operations.

Our Competitive Strengths

Our principal competitive strengths are:

We Keep Our Operating Costs Low.    Our cost per available seat kilometer for the year ended December 31, 2005 was R$15.5 cents, or approximately US$6.6 cents. We believe that our cost per available seat kilometer for the year ended December 31, 2005, adjusted for the average number of kilometers flown per flight, was one of the lowest in the airline industry worldwide, and was on average approximately 22% lower than that of our closest competitor in the domestic market, based upon our analysis of data collected from publicly available information. Typically, airline operating costs per kilometer decrease as flight length increases. Our low operating costs are the result of being innovative and using best practices adopted from other leading low-cost carriers to improve our operating efficiency, including:

Efficient use of aircraft.    During 2005, our aircraft utilization totaled an average of 13.9 block hours per day, the highest aircraft utilization rate in the Brazilian domestic airline industry, according to the DAC, and among the highest worldwide according to airline company public filings. We achieve high aircraft utilization rates by operating a new fleet that requires less maintenance down time, accomplishing a fast turnaround on our aircraft between flights and operating more flights per day per aircraft than our competitors. The fast turnaround time for our aircraft between flights, which averages just 25 minutes, minimizes connection times for our passengers and enables our aircraft to fly approximately 11 flight legs a day, as compared to approximately eight flight legs a day by our closest competitor in the domestic market. We increase the speed of preparing our aircraft for the next flight by loading and unloading passengers through front and rear aircraft doors when possible, minimizing catering requirements and having cabin crew assist with cleaning the aircraft. Our efficient use of our fleet has helped us to generate revenue at times when the aircraft of our competitors are still on the ground and has allowed us to spread our fixed costs over a greater number of flights and available seat kilometers. As part of our aircraft utilization strategy, we introduced night flights on certain routes in December 2003 at very low fares to increase utilization, generate higher load factors and stimulate demand. Our night flights, which generated a load factor higher than that of our other flights, have helped us to make a portion of our fleet productive practically 24 hours per day. We also offer air cargo services on our flights to generate incremental revenue from space in the stronghold sections of our aircraft that would otherwise remain unutilized. With our firm purchase orders and purchase options of 101 additional Boeing 737-800 Next Generation aircraft, we expect to be able to maintain our young fleet of aircraft, and therefore increase efficiency and reduce maintenance costs.

Operation of a simplified fleet.    Currently, we operate a simplified fleet type consisting of 45 Boeing 737 aircraft. Having a fleet with minimal aircraft types reduces inventory costs, as fewer spare parts are required, and reduces the need to train our pilots to operate different types of aircraft. In addition, keeping the number of types of aircraft we operate to a minimum simplifies our maintenance and operations processes. While our focus on having the lowest operating costs means that we will periodically review our fleet composition to ensure that it is achieving our low-cost goals, any decision we may make to introduce a new fleet type will be made only after carefully weighing the performance and profitability benefits of doing so against the emphasis we place on maintaining simplified operations.

Use of efficient, low-cost distribution channels.    Our effective use of technology helps us to keep our costs low and our operations highly scaleable and efficient. We seek to keep our distribution channels streamlined and convenient so as to allow our customers to interact with us directly via the internet. Approximately 81% of our ticket sales are through our website, and our customers can check-in for their flights online and by web-enabled cell phones. As a result of our emphasis on low-cost distribution channels, we generate more revenues from online ticket sales than any other airline company in Brazil. We enjoy significant cost savings associated with automated ticket sales, all while making the selection of travel options more convenient for our customers. We estimate that our distribution costs using our online ticket sales system is approximately 65% lower than our distribution costs involving more traditional means, such as the Global Distribution System, or GDS. In addition, like other low-cost carriers, but unlike our main competitors, all travel on our flights is ticketless. The elimination of paper tickets saves paper costs, postage, employee time and back-office processing expenses. Also, we do not need to maintain physical ticket sales locations outside of airports.

Flexible and efficient operating approach.    We always seek the most cost-effective way of providing our services to our customers without compromising quality and safety. We constantly evaluate our operations to see if sensible cost-savings opportunities exist. As a result, we outsource the work that can be done properly and more efficiently by third parties and we internalize the functions that our employees can do more cost-efficiently. We have arrangements on competitive terms with third-party contractors at certain airports for aircraft and baggage handling, and call center customer services. We get competitive rates for these services by negotiating multi-year contracts at prices that are fixed or subject only to periodic increases linked to inflation. With our phased maintenance system, we are able to perform maintenance work every day without sacrificing aircraft revenue time and to schedule preventive maintenance with more regularity and around the utilization of our aircraft, which helps to maintain high levels of block hours per day and reduce costs. We are among the very few airlines in the world having maintenance technicians capable of executing our phased maintenance system. Furthermore, we are in the final phase of building a state-of-the-art aircraft maintenance center at the airport of Confins in the State of Minas Gerais. Although not complete, the maintenance center is already operational, enabling us to internalize aircraft heavy maintenance work to reduce maintenance costs. We plan to internalize other services that are currently outsourced if we believe we can better control the quality and efficiency of these services.

We Stimulate Demand for Our Services.    We believe that through our low fares and high-quality service, we provide the best value in our markets and create demand for air travel services. Our average fares are lower than the average fares of our primary competitors. We identify and stimulate a demand among both business and leisure passengers for air travel that is safe, convenient, simple and is a reasonably priced alternative to traditional air, bus and car travel. By combining low fares with simple and reliable service that treats passengers equally in a single-class environment, we have successfully increased our market share, strengthened customer loyalty and are attracting a new group of air travelers in our markets. These new travelers did not previously consider air travel due to the higher prices and more complicated sales procedures that preceded our entry into the market. For example, our night flights, for which we offer highly competitive fares, have proven to be very successful, generating load factors higher than that of our other flights. We believe our night flights attract passengers who previously relied upon bus or car travel and who have now become air travel customers. We estimate that on average, approximately 15% of the customers on our flights are either first-time flyers or have not flown for more than one year. We have developed and will further develop flexible payment mechanisms such as debit payments and long-term installment payments, with which we are growing our potential market and customer base to broader income classes in Brazil and South America and which enable us to further penetrate these markets and customers.

We Have One of the Newest Fleets in the Industry.    At December 31, 2005, our fleet of 42 Boeing 737 aircraft had an average age of 8.7 years, making our fleet one of the newest in South America. We believe that the firm purchase orders and purchase options we have for the delivery of up to 101 new Boeing 737-800 Next Generation aircraft, with expected delivery dates between 2006 and 2010, will further reduce the average age of our fleet for the next decade and help us to retain this competitive advantage. Our new fleet has enabled us to enjoy a high degree of performance reliability and to develop a reputation among customers for being an airline that delivers a safe, on-time, modern and comfortable travel experience. Our Boeing 737-800/700 Next Generation aircraft type provides us with state-of-the-art technology and aerodynamics with increased flying speed, improved fuel efficiency and simplified maintenance procedures.

We Have a Strong Brand that Is Widely Recognized Among Consumers and Investors.    We believe that the Gol brand has become synonymous with innovation and value in the Brazilian domestic airline industry. Gol was chosen as the 2004 “Company of the Year” by the annual Melhores e Maiores (The Biggest and Best) edition of Exame magazine, one of the most important business publications in Brazil. Our customers also identify us as being safe, accessible, friendly, fair and reliable and distinguish us in Brazil’s domestic airline industry on the basis of our modern and simplified approach to providing air travel services. Customer satisfaction surveys conducted in 2005 by Pesquisas Inteligentes, an independent market research firm, indicated that more than nine out of every ten passengers are satisfied with Gol, would fly again with Gol and consider Gol to be an innovative, modern and practical company. Our effort at promoting our brand awareness has earned us recognition from the marketing industry in Brazil as well. In 2005, we were named one of Brazil’s most valuable brands by Isto é Dinheiro magazine in its fourth annual Most Valuable Brazilian Brands Ranking, with a brand value of R$326 million. We were also named Best Airline in Latin America by Global Finance magazine in 2005. In addition, we are recognized among Brazilian and international investors as a company with a very high level of disclosure and transparency, releasing financial information simultaneously in Brazilian GAAP and U.S. GAAP. We ranked first in the category of “Disclosure Procedures” in Latin America and top 5 in the category of “Corporate Governance” in Brazil at the Eighth Annual IR Global Rankings in February 2006.

We Have a Strong Financial Position.    We have focused on maintaining a strong financial position with significant cash balances and a low debt to capitalization ratio. As of December 31, 2005, we had R$106.3 million of cash and cash equivalents, R$762.7 million of short-term investments, R$564.0 million of accounts receivable and R$408.8 million of U.S. dollar denominated deposits for aircraft leasing and aircraft engine maintenance contracts, representing a total of R$1,841.8 million. As of December 31, 2005, our debt to capitalization ratio was 2.9%. In 2005, we received the award for the Best Financial Management in 2004, from Isto é Dinheiro magazine.

We Actively Manage Risk.    We actively monitor movements in fuel prices, foreign exchange rates and interest rates to reduce our earnings volatility. We are able to adjust our fares to compensate for changes in fuel prices and the exchange rate of the real versus the U.S. dollar. Our general policy is to hedge on a short-term basis a majority of the fuel we expect to consume and our U.S. dollar exchange rate exposure, so as to minimize the effects of adverse changes in the fuel or foreign exchange markets. As part of our risk management program, we have established exposure limits and hedge ratios. We use a variety of financial instruments, including petroleum call options, petroleum fixed-price swap agreements, and foreign currency forward contracts. We do not hold or issue derivative financial instruments for trading purposes. As there is not a futures market for Brazilian jet fuel, we use international crude oil derivatives to hedge our exposure to increases in fuel price. In addition, we believe that our corporate wide high standards of internal control reduce our risk exposure.

We Have a Motivated Workforce and a Proven Management Team.    We benefit from a highly motivated workforce that brings a new enthusiasm to air travel and a commitment to high standards of friendly and reliable quality service that we believe distinguishes us in our markets. We believe that the positive feedback we received from our customers in our customer satisfaction surveys is directly related to the priority our employees place on delivering top quality customer service. We invest a significant amount of time and resources into carefully developing the best training practices and selecting individuals to join our team who share our focus on ingenuity and continuous improvement. We conduct ongoing training programs that incorporate industry best practices and encourage strong and open communication channels among all of the members of our team so that we can continue to improve the quality of the services we provide. We also motivate our workforce by providing our employees with profit sharing and through participation in our stock option program. Our controlling shareholder has been operating in the Brazilian passenger transportation market for over 50 years and our top managers have an average of approximately 20 years of experience in the Brazilian passenger transportation industries and this experience has helped us to develop the most effective elements of our low-cost model.

Our Strategy

To continue the growth of our business and increase its profitability, our strategy will be to further stimulate customer demand by continuing to offer a single-class of air travel service at low fares, while maintaining a high standard of quality and safety. We will strive to keep our operating costs low and continually pursue ways to make our operations more efficient. Our objectives are to provide the best travel value in the markets we serve, to encourage people to fly by making air travel accessible in our markets, and to further increase our market share. We will continue to evaluate opportunities to expand our operations by (i) adding additional flights to existing high-demand routes and night-flight domestic routes, (ii) adding new domestic routes where sufficient market demand exists, (iii) expanding into other high-traffic centers in other South American countries and (iv) seeking opportunities to grow through joint ventures, acquisitions or business combinations. Our vision is to be recognized by 2010 as the airline that popularized high-quality, low-fare air transportation in South America. The following are the key elements of our strategy:

To Expand Our Customer Base by Offering Services to High-Demand or Overpriced Routes.    When planning the growth of our business, we will continue to establish bases, select our routes and build the frequency of our service based upon the extent and type of demand in the regions we serve in Brazil and other South American countries. In particular, we expect to increase our focus on business travelers from medium-sized companies, a growing customer base that tends to be more price sensitive, by closely monitoring the routes and flight frequencies that best serve their travel needs and increasing our marketing efforts directed at this segment of our customer base. For example, in response to the high volume of business travelers between Brazil´s primary financial centers, served by the Congonhas airport in São Paulo, and Santos Dumont airport in Rio de Janeiro, we have increased our flight frequency on this route from five flights per day when we began transporting passengers in January 2001 to 24 in 2002, 28 in 2003, 36 during 2005 and 50 flights per day as of December 31, 2005. We are also very focused on stimulating demand and capturing market share in both the leisure and “visiting friends and relatives” market segments. For example, in response to a perceived demand for late evening flights linking São Paulo and Rio de Janeiro to allow travelers to avoid the need for overnight stays, we added night flight services between the two cities in December 2003 and to other cities in Brazil later on. Our night flights generated load factors higher than that of our other flights. We will continue to carefully evaluate opportunities to meet demand for leisure travel by expanding flight frequencies on existing routes, expanding successful night flight services and adding additional routes that contribute to our network and for which we perceive a market demand, such as daytime flights to and from Guarulhos airport in São Paulo, Brazil’s largest airport.

We believe that the same business model and route management techniques that we have successfully introduced in Brazil to help popularize air travel can also be used to capture market share and stimulate demand for air travel between Brazil and neighboring South American countries. We are pursuing opportunities to offer flights on routes between Brazil and select cities in other South American markets where growth opportunities exist. For example, we began offering daily services between Guarulhos and Buenos Aires, Argentina in December 2004. These flights quickly achieved profitability. In 2005, we inaugurated nine new destinations, increasing the number of destinations served to 45 (43 in Brazil, one in Argentina and one in Bolivia). In January 2006 we commenced scheduled services to Asunción, Paraguay, and Montevideo, Uruguay and two additional destinations in Argentina: Rosario and Cordoba. Additionally, in 2006 we commenced service of our first fully non-Brazilian city-pair between Asuncíon, Paraguay and Cordoba, Argentina. By offering international flights with stops integrated in our network we create opportunities for incremental traffic, feeding our network and increasing our competitive advantage and supporting our strategy of stimulating demand for our services. The addition of routes between Brazil and cities in neighboring South American countries will be based upon an extension of our existing network using the same growth strategy that has proven to be successful for us to date. We also expect that the introduction of these flights will add traffic to our network, increasing our overall load factor.

To Continue to Reduce Low Operating Costs and Improve Operating Efficiency.    Continuing to reduce our operating costs per available seat kilometer is a key to increasing profitability. Our revenues per aircraft in 2005 were US$33.2 million, which are the highest in the low cost carrier industry according to publicly available data. Our CASK of 6.6 US$ cents was 22% lower than our closest competitor in the domestic market. We aim to remain one of the lowest cost airlines in the world. We have worked toward achieving this goal by assembling a new fleet of single-class aircraft that is capable of safely and reliably accommodating a high utilization rate, incurs low maintenance costs and is fuel-efficient. We are also working to achieve this goal by using our aircraft efficiently, concentrating on minimizing our turnaround times at airports and increasing our number of daily flights per aircraft. We will also continue to utilize technological innovations wherever possible to reduce our distribution costs and improve our operating efficiency. We expect to benefit from economies of scale and reduce our average cost per available seat kilometer as we add additional aircraft to an established and efficient operating infrastructure. Our system of phased maintenance allows us to perform maintenance work every day without sacrificing aircraft revenue time, to better determine the timing of heavy maintenance so as to help maximize aircraft utilization and to further reduce our maintenance costs. We will continue internalizing of our aircraft maintenance in our new Aircraft Maintenance Center in Confins, in the State of Minas Gerais. By purchasing up to 101 new Boeing 737-800 Next Generation aircraft, we will further reduce the average age of our fleet and therefore increase operating efficiency and lower our operating costs.

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

To Stimulate Demand with Low Fares.    Our widely available low fares and superior product offering are designed to popularize air travel and stimulate demand, particularly from fare-conscious leisure travelers and small- to mid-size business travelers who might otherwise have used alternative forms of transportation or would not have traveled at all. Our strategy is to continue to stimulate demand and encourage more people to fly by continuing to provide a superior product and low-fares. We will also continue to provide our customers with flexible payment mechanisms, such as debit payments, credit card installment payments and monthly installment payments in the form of direct credit. We launched in November 2005 the Voe Fácil (“Fly Easy”) Gol Program, which allows qualifying customers to pay for airline tickets in up to 36 monthly installments as an innovative new way to purchase airline tickets, especially designed to make the purchase of our tickets easier for customers belonging to broader income classes.

The following table shows total passengers enplaned at airports in selected cities served by us for the year ended December 31, 2000 (just before we commenced our operations) and the year ended December 31, 2005. The table also sets forth the date we commenced service at airports in selected cities and the compound annual growth rate of passengers enplaned at such airports.

		Total Passenger Traffic (Arrivals and Departures) Year Ended December 31,
Cities	Service Commencement Date	2000	2005	CAGR (%) 2000-2005
	(in millions)
Belo Horizonte(1)	January 2001	2.62	4.17	9.7
Brasília	January 2001	5.43	9.48	11.8
Curitiba	May 2001	2.07	3.39	10.3
Florianópolis	January 2001	0.72	1.55	16.5
Fortaleza	December 2001	1.44	2.77	14.0
Porto Alegre	January 2001	2.25	3.52	9.4
Recife	April 2001	2.14	3.60	11.0
Salvador	January 2001	3.02	4.55	8.5
Vitória	November 2001	0.84	1.52	12.5

(1)	Includes the airports of Pampulha and Confins in Belo Horizonte. A large portion of passenger flow was transferred from the airport of Pampulha to the airport of Confins in 2005.

Source: INFRAERO

Routes and Schedules

Our aircraft fly to various points on our route network linking our destinations. A significant portion of our route network is concentrated in highly populated areas in Brazil and the southern cone of South America , where numerous major business centers are located. We generally offer direct flights between these primary business centers, which enables many of our business travelers to fly with us directly to their destinations. However, after directly connecting high-density cities along the primary business routes, our aircraft often make multiple stops to other destinations. In this way, each aircraft has a daily flight plan that includes stops at multiple destinations throughout our network. We integrate the flight plans of our aircraft to provide maximum flexibility and connectivity at each stop, so that passengers have numerous connection options to reach their final destination. We believe this model of flight scheduling has helped us to more frequently serve a greater number of cities, generate higher load factors and stimulate demand for air travel in new markets, while also enabling us to increase aircraft utilization and provide our customers with more destination options. Having implemented this variation on the point to point approach successfully in Brazil, we have started adding international destinations to our flight plans in 2005, offering Brazilian and international passengers further destination options via direct flights or with one or more stops in a cost-efficient and practicable fashion. As an example, with our flight from Cordoba, Argentina to Porto Alegre, Brazil, some passengers clear customs in Porto Alegre, which is quick and simple because Porto Alegre is not a traditional hub for international traffic. For some passengers, Porto Alegre is their final destination. Continuing passengers will have access to 19 destinations in Brazil with two or fewer additional stops.

At December 31, 2005, we offered 420 daily flights in Brazil and to our international destinations. In 2005, we inaugurated nine new destinations, increasing the number of destinations served to 45 (43 in Brazil, one in Argentina and one in Bolivia). In January 2006 we commenced scheduled services to Asunción, Paraguay, and Montevideo, Uruguay and two additional destinations in Argentina: Rosario and Cordoba. By adding points of destination for our customers, we believe we can increase our overall load factor.

In addition to monitoring growing market demand for increased daily flight frequency on our existing routes, we also seek to offer services in markets with previously untapped demand. For example, the highly competitive fares we offer for travel on our night flights are set to compete with interstate bus companies for customers who may otherwise not have previously considered air travel as an option due to their price sensitivity. We are also pursuing opportunities to offer flights on routes between Brazil and select cities in other South American countries where favorable market opportunities exist using the same business model and route management techniques that have proven successful within Brazil. Since 2005, we have been increasing the number of flights to and through Guarulhos and Galeão, the two international airports serving São Paulo and Rio de Janeiro, respectively, which we expect will give us additional growth opportunities in the Brazilian and South American markets and more code share opportunities with international airlines.

Customer Value

We recognize that while low fares may initially encourage people to fly with us, we must offer excellent services to ensure that a new customer will become a repeat customer. As a result, we pay particular attention to the details that help to make for a pleasant, hassle-free flying experience, including:

•	ticketless travel;

•	convenient on-line sales, check-in, seat assignment and flight change and cancellation services;

•	web-enabled cell phone ticket sales and check-in;

•	self check-in at kiosks at designated airports;

•	airport parking discounts;

•	designated female lavatories;

•	single-class, pre-assigned seating;

•	friendly and efficient in-flight service;

•	modern aircraft interiors;

•	quick turnaround times at airport gates; and

•	free or discounted shuttle services between airports and drop-off zones on certain routes.

We also recognize that efficient and punctual operations are of primary importance to our customers. This emphasis resulted in our completion factor of 98% in 2004 and 2005, and on-time performance rate of 97% in 2004 and 2005, based on company data.

Based on feedback from our customers, we believe we are meeting and exceeding their service expectations, as more than nine out of every ten passengers are satisfied with Gol, would fly again with Gol and consider Gol to be an innovative, modern and practical company. With regard to our service to Buenos Aires, 83% of our Argentine passengers said they were “very satisfied” or “satisfied” with our services. The survey conducted between April and July 2005 by Pesquisas Inteligentes confirmed our success in the Argentine market after just eight months of service to Buenos Aires, our first international destination.

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

Sales and Distribution

Our customers can purchase tickets directly from us through a number of different channels, including via our website, our call center and at airport ticket counters. For the year ended December 31, 2005, approximately 29.5% of our customers purchased tickets directly from us (23.3% on our website and 6.2% via call centers and directly at airports).

Our customers can also purchase tickets indirectly through travel agents, who are an important, widely-used travel service resource in Brazil and South America. Our partnership with travel agents provides us with more than 8,000 distribution outlets throughout the region. For the year ended December 31, 2005, approximately 70% of our customers purchased tickets indirectly from travel agents (approximately 7% of our sales through travel agents are made through a GDS system and approximately 63% of those sales on our website).

For the year ended December 31, 2005, 81.3% of our passenger revenues, whether directly to the customer or to travel agents, were made via the internet, making us one of the worldwide industry leaders in this area, as compared to 12.1% of our passenger revenues through call centers and airport sales counters and 6% of our total sales made through the GDS, respectively. The remaining 0.6% of our passenger revenues for the year ended December 31, 2005 were through other distribution systems. To illustrate the importance of continuing to focus on increasing internet-based ticket sales directly to our customers, it costs an average of approximately R$2.11 for each ticket sale made directly to a customer through our website. By comparison, internet ticket sales through travel agents cost an average of approximately R$3.95 per sale, call center ticket sales cost an average of approximately R$4.56 per sale and GDS ticket sales cost an average of approximately R$11.27 per sale.

We strongly promote the use of our website because it is our most efficient distribution channel in terms of cost-savings and customer convenience. By focusing on virtual distribution, we are able to streamline our ticket sales and services and eliminate the need to incur costs associated with more traditional distribution channels, such as physical ticket sale centers located outside of airports. In addition to being cost-effective, focusing on internet distribution also provides our customers with high levels of convenience, as they are better able to interact with us when they want and how they want, in either Portuguese, English or Spanish. Consistent with our philosophy of using a “24 hours a day” operating strategy to generate revenues, such as through our high aircraft utilization and night flights, focusing on internet distribution allows us to conduct business with our customers

24 hours a day. As a result of this emphasis on virtual distribution, we have become one of the largest and leading e-commerce businesses in South America in terms of revenue from internet-based sales.

We also use GDS, which provides us several benefits including access to approximately 60,000 tourism professionals who are able to sell our tickets to customers throughout the globe. GDS also enables us to enter into code sharing agreements with other airlines to offer more flights and connection options to our passengers and add incremental passenger traffic to our network.

We currently outsource work related to our call center distribution channel to independent contractors working under the supervision of Gol employees. We intend to internalize our call center operations, as we believe we can implement measures to further reduce the cost of call center-based sales. Another measure we have taken to contain distribution and ticketing costs is to issue paperless tickets only and to provide web-based check-in procedures, which saves paper costs, postage, employee time and back-office processing expenses.

An important element of our business strategy is to cater to the corporate client, one of the most demanding customers in the market. Pesquisas Inteligentes, an independent research firm in the market, estimates that approximately 62% of our passenger traffic consists of business customers. Business travelers have provided greater stability in our demand, as they fly regularly and not only during peak travel seasons. We have increased flight frequencies, destinations and fleet size so that we can increase options for our corporate customers. To further develop our business relationship with our corporate customers, we have also entered into alliances with hotel chains and rental car service providers to offer our corporate customers the convenience of packaged transportation and accommodation arrangements. We will continue to focus on expanding our base of cost-conscious, medium-sized corporate clients who serve as a source of recurring revenues.

To increase our market and stimulate demand for our tickets, we will also continue to provide our customers with a variety of flexible payment mechanisms. We offer more than 11 payment options for online-sales, such as credit card payments, debit payments and monthly installment payments. As part of this strategy, we launched in November 2005 the Voe Fácil (“Fly Easy”) Gol Program, an innovative new way to purchase airline tickets, which allows customers selected based on their credit history to pay for airline tickets in up to 36 monthly installments. The program is especially designed for highly price-sensitive customers, many of which do not hold credit cards. Installment payments are a typical sales strategy in the Brazilian retail market and we are applying this sales technique to passenger transportation.

We advertise primarily through cost-efficient media, including internet websites, radio spots, local newspaper ads and billboards. When establishing a route in a new market, approximately two weeks before we begin offering air travel services, we send representatives to high-concentration areas in the new market such as shopping malls and popular restaurants to hold promotional giveaways and make people aware of their new travel option by focusing on our low fares and efficient service. Our Aqui todo mundo pode voar, or “Here everyone can fly” advertising campaign, commenced in July 2004, has been very effective in various related campaigns in promoting our objective to popularize air travel in Brazil. In December 2005, we successfully launched the campaign Por que viajar de outro jeito, se você pode voar?, or “Why travel by other means of transportation, if you can fly?”.

We also use innovative promotions to stimulate demand for air travel. For example, we first offered our night flights in December 2003 as a measure designed to attract customers who may not have previously considered air travel as an option due to their price sensitivity and also to generate revenues from our aircraft at times they would otherwise have remained idle. These flights proved to be extremely popular among customers, achieving an average load factor of 90%, and we decided to offer them on a permanent basis. In 2004, we introduced our Brasil mais perto, or “Brazil is closer”, campaign, which featured very low internet-based fares for weekend travel and we also offered promotional prices for certain customer segments, such as senior citizens and children. We believe that the high number of visits to our website, which averaged 1,000,000 visitors per month during 2005, are in part the result of the customer interest created by our promotions. By offering campaigns with low promotional prices, we stimulate our customers to search for opportunities to fly Gol.

Unlike other Brazilian airlines, we do not accept customer reservations for flights. Instead, tickets are paid for by our customers at the time their seat is secured. This eliminates the possibility of overbooking, and guarantees all of our ticketed customers a seat on our flights.

Awards

We have received a number of awards for matters such as service excellence, our website, finance, marketing and social responsibility. Among the highlights in 2005 were:

•	Air Transport World’s (ATW)—Market Leadership Award for 2006.

•	Best Airline in Latin America by Global Finance Magazine in its November 2005 edition;

•	No. 1 in the category of “Disclosure Procedures” in Latin America and top 5 in the category of “Corporate Governance” in Brazil at the Eighth annual IR Global Rankings in February 2006

•	Best Financial Management in 2004, in Isto é Dinheiro magazine; and

•	One of Brazil’s most valuable brands by Isto é Dinheiro magazine in its 2005 Most Valuable Brazilian Brands Ranking.

Pricing

Our emphasis on keeping our operating costs low has in turn allowed us to set low fares while achieving and increasing profitability. We have designed our fare structure to balance our load factors and yields in a way that we believe will generate the most profits from our flights. Our fares are below the average fares of our competitors and we dedicate most of our seats to the lower fare classes. As a result, we believe that we have established a reputation among our customers for more consistently delivering seats at our lowest advertised prices than do our competitors. Our approach to more transparent and competitive pricing has lowered fares in many of the markets that we have entered. Consistent with airline industry market practice in Brazil, with the exception of our deeply discounted night flights or special offers and promotions, we do not have advance purchase restrictions, minimum stays or required Saturday night stayovers. As provided for in the DAC regulations, passengers canceling travel plans on our flights are subject to a cancellation penalty. Passengers canceling their travel plans on our flights can either reschedule (if it occurs up to 24 hours prior to the flight and subject to the fare differential, if any), obtain a credit for future flights or be reimbursed for 80% of their fare. If the cancellation occurs less than 24 hours before the scheduled flight time, there is an additional penalty of R$50. We charge no-show customers a R$50 change fee, plus fare differential, if any, to use their ticket for another flight. If the replacement flight has a lower fare than the original flight (after giving effect to the change fee), the customer receives a credit equal to the difference.

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

Competition

There is currently no other low cost airline in Brazil offering scheduled air passenger services. As the growth in the Brazilian low-cost, low-fare sector evolves, we may face increased competition from our primary competitors and charter airlines as well as other entrants into the market that reduce their fares to attract new passengers in some of our markets. In 2005, we became the second largest airline in the Brazilian market with a market share of 27.3%.

Airlines in Brazil compete primarily on the basis of routes, fare levels, frequency of flights, reliability of services, brand recognition, passenger amenities, such as frequent flyer programs, and customer service. We believe that our low-cost operating model and our low fares enable us to compete favorably in many of these areas. See “—Our Competitive Strengths.”

Our competitors and potential competitors include Brazil’s major airlines, regional airlines, charter airlines and new entrants, which mainly have regional networks. Our primary competitors are Varig and TAM Linhas Aéreas S.A., or TAM, each of which is a full-service carrier offering flights on domestic routes and international routes. On June 17, 2005, Varig filed for bankruptcy protection in Brazil and the United States. On January 19, 2006, it presented a restructuring plan to its creditors which was approved in February 2006. We cannot foresee whether the judicial reorganization and related judicial proceedings will have a positive effect on Varig’s financial condition in the short or medium term.

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

The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the significant airlines in Brazil for each of the periods indicated:

Domestic Market Share— Scheduled Airlines	2001	2002	2003	2004	2005
Gol(1)	4.7%	11.8%	19.4%	22.3%	27.3%
TAM	33.1%	34.9%	33.1%	35.8%	43.5%
Varig Group(2)	39.8%	39.3%	33.7%	31.1%	26.7%
Others(3)	22.4%	14.0%	13.8%	10.8%	2.5%

Source:	DAC—Annual Air Transportation Report (Anuário do Transporte Aéreo)—Statistical Data—
2001-2004.	Advanced Comparative Data (Dados Comparativos Avançados) 2005

(1)	Began operations in January 2001.
(2)	Varig Group—includes Varig, Rio Sul and Nordeste.
(3)	Includes Transbrasil (ceased operations in December 2001) and VASP (ceased operations in December 2003), among others.

We also face competition from ground transportation alternatives, primarily interstate bus companies. In 2004, interstate bus companies transported over 134 million passengers, according to the National Ground Transportation Agency (Agência Nacional de Transportes Terrestres), and given the absence of meaningful passenger rail services in Brazil, travel by bus has traditionally been the only low-cost option for long-distance travel for a significant portion of Brazil’s population. We believe that our low-cost business model and strong capitalization has given us flexibility in setting our fares to stimulate demand for air travel among passengers who in the past have traveled long distances primarily by bus. In particular, the highly competitive fares we have offered for travel on our night flights, which have often been comparable to bus fares for the same destinations, have had the effect of providing direct competition for interstate bus companies on these routes. For example, at the end of 2005, we offered night flights between São Paulo and Porto Alegre, with a 1.5 hour flight duration, for an average fare of R$161. In comparison, interstate bus companies charged their passengers a fare of approximately R$150 for an 18.5 hour journey between the same two cities. We believe that operating night flights presents an opportunity to increase our overall load factor.

As we expand our international services, our pool of competitors will increase and we will face competition from airlines that are already established in the international market and that participate in strategic alliances and code sharing arrangements.

Aircraft

At the end of 2005, we operated a fleet of 42 aircraft comprised of 22 Boeing 737-700 Next Generation aircraft, 8 Boeing 737-800 Next Generation aircraft and 12 Boeing 737-300 aircraft. We expect to operate approximately 88 aircraft by the end of 2010, concentrating our fleet on the 737-800 Next Generation aircraft. The composition of our fleet as of December 31, 2005 is more fully described below:

	Number of Aircraft		Average Term of Lease Remaining (Years)	Average Age (Years)	Seating Capacity
	Total	Operating Lease
Boeing 737-800	8	8	3.64	4.00	177
Boeing 737-700	22	22	3.62	5.94	144
Boeing 737-300	12	12	2.33	16.75	141

Each aircraft in our fleet is powered by two CFM International Model CFM 56-7B22 engines, two CFM International Model CFM 56-7B24 engines or two 51-3C1 engines and operates in a comfortable single-class layout. The average age of our aircraft at December 31, 2005 was 8.7 years, making ours one of the youngest fleets in South America.

We have placed firm purchase orders with The Boeing Company for 67 737-800 Next Generation aircraft and we have options to purchase an additional 34 737-800 Next Generation aircraft. Currently, we have 11 firm purchase orders for aircraft deliveries scheduled in 2006, 13 in 2007, 10 in 2008, 11 in 2009, 8 in 2010 and 14 after 2010. With these firm purchase orders and purchase options, we expect to further reduce our financing costs. In addition, by purchasing aircraft, we expect to be able to maintain our young fleet of aircraft going forward, increase fuel and operating efficiency and reduce maintenance costs.

We took delivery of 4 Boeing 737-800, 4 Boeing 737-700 aircraft and 7 Boeing 737-300 in 2005. We expect to take delivery of 12 Boeing 737-800 and 4 Boeing 737-700 during 2006.

The following table shows the historical and expected development of our fleet from December 31, 2004 to December 31, 2010:

	2004	2005	2006	2007	2008	2009	2010
737-800	4	8	20	32	43	58	69
737-700	18	22	26	22	20	19	19
737-300	5	12	12	10	7	3	0

Total fleet	27	42	58	64	70	80	88

Our new and simplified fleet structure allows us to maintain a cost-efficient operation by reducing maintenance and training costs, reducing spare parts inventory requirements and supporting high reliability and high aircraft utilization rates. The average daily utilization rate of our aircraft between 2002 and 2005 has been 13.1 block hours (including 13.9 block hours in 2005), the highest average utilization rate in Brazil and one of the highest utilization rates in the industry worldwide according to airline company public filings.

The Boeing 737-700 and Boeing 737-800 Next Generation aircraft currently comprising our fleet are fuel-efficient and very reliable. They suit our cost efficient operations well for the following reasons:

•	they have comparatively simplified maintenance routines;

•	they require just one type of standardized training for our crews;

•	they use an average of 7% less fuel than other aircraft of comparable size, according to Boeing; and

•	they have one of the lowest operating costs in their class.

In addition to being cost-efficient, the Boeing 737-700/800 Next Generation aircraft are equipped with advanced technology that promotes flight stability, providing a more comfortable flying experience for our customers. Our focus on having low operating costs means that we will periodically review our fleet composition. As a result, our fleet composition may change over time if we conclude that adding other aircraft types would contribute to this goal. However, our approach to our fleet composition is based upon having a minimal number of different aircraft types to preserve the simplicity of our operations. As a result, the introduction of any new aircraft type to our fleet will only be done if, after careful consideration, we determine that such a step will reduce our operating costs. Since 2005, some of our leased Boeing 737-800 Next Generation aircraft have been equipped with blended winglets and all Boeing 737-800 Next Generation aircraft we will purchase in the next years will be equipped with these winglets. With these winglets, we expect to reduce our fuel and maintenance costs. In addition, the new aircraft will have technical modifications that we expect to significantly improve airplane performance during take-off and landing on short runways and will enable us to fly with our Boeing 737-800 Next Generation aircraft to the airport of Santos Dumont in Rio de Janeiro, an important link to highly profitable routes in Brazil.

We currently lease all of our aircraft under long-term operating lease agreements that have an average remaining term of 42 months. We believe that leasing a portion of our aircraft fleet provides us with flexibility to adjust our fleet size if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but are not required to make termination payments at the end of our leases. Under our operating lease agreements, we do not have purchase options and we are required to maintain maintenance reserve accounts and to return the aircraft in the agreed condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease. As of December 31, 2005, our operating leases had terms of up to 96 months from the date of delivery of the relevant aircraft. Currently, 5 of our aircraft leases expire in 2006, 7 in 2007, 5 in 2008, 15 in 2009 and 8 in 2010.

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

We have internalized heavy maintenance on our aircraft and are in the final stage of completing our new Aircraft Maintenance Center at the Tancredo Neves International Airport in Confins, in the State of Minas Gerais. The center’s first hangar was certified by the DAC and is already fully operational. The certification authorizes maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s. We will use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We already make use of this new facility and expect it to be fully and permanently operational by mid-2006. We believe that the construction of the new maintenance facility will accommodate our recent fleet expansion, centralize our aircraft maintenance operations, provide cost savings and better enable us to determine the timing of the heavy maintenance so as to continue to maximize our aircraft utilization.

With our system of phased maintenance, we are able to perform maintenance work every day without sacrificing aircraft revenue time and to schedule preventive maintenance with more regularity and around the utilization of our aircraft, which helps to maintain high levels of block hours per day and reduces costs. We are one of the few airlines in the world having maintenance technicians capable of executing our system of phased maintenance.

We have also been certified by the DAC under the Brazilian Aeronautical Certification Regulations to perform heavy maintenance services for third parties. We intend to offer these services on competitive terms shortly after the completion of the new maintenance facility.

We employ 702 maintenance professionals, including engineers, supervisors, technicians and mechanics, who perform maintenance in accordance with maintenance plans that are established by Boeing and approved and certified by Brazilian aviation authorities. Our aircraft are covered by warranties that have an average term of seven years and that begin expiring in 2007, resulting in lower maintenance expenses during the period of coverage.

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

INFRAERO has announced in 2003 its intention to invest approximately R$5 billion in the Brazilian airport system until 2008. Among the projects underway is an investment to modernize the passenger terminal and expand parking capacity at Congonhas airport in São Paulo, an investment in Guarulhos airport in São Paulo to construct two new arrival terminals and an additional runway, and an investment in Santos Dumont airport in Rio de Janeiro to construct a new arrival terminal. The airport upgrade plan does not require contributions or investments by the Brazilian airlines and is not expected to be accompanied by increases in landing fees or passenger taxes on air travel.

Our primary corporate offices are located in two buildings in São Paulo. Our commercial, operations, technology, finance and administrative staff is based primarily at our headquarters. We have concessions to use other airport buildings and hangars throughout Brazil, including a part of a hangar at Congonhas airport where we perform parts of our aircraft maintenance. In addition, we are constructing a maintenance center at the Tancredo Neves International Airport in Confins, in the State of Minas Gerais.

Fuel

Our fuel costs totaled R$808.3 million in 2005, representing 39.5% of our operating expenses for the year. In 2005, we consumed approximately 477 million liters of fuel. We purchase substantially all of our fuel from Petrobras Distribuidora S.A., a retail subsidiary of Petrobras, principally under an into-plane contract under which the supplier supplies fuel and also fills our aircraft tanks. Fuel prices under our contracts are re-set every 15 days and are composed of a variable and a fixed component. The variable component is defined by the refinery and follows international crude oil price fluctuations and the real/U.S. dollar exchange rate. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract. We currently operate a tankering program under which we fill the fuel tanks of our aircraft in regions where fuel prices are lower. We also provide our pilots with training in fuel management techniques, such as carefully selecting flight altitudes to optimize fuel efficiency.

In July 2001, the Brazilian federal government eliminated fuel subsidies, causing a 30% increase in the price of fuel consumed domestically. Fuel costs are extremely volatile, as they are subject to many global economic and geopolitical factors that we can neither control nor accurately predict. Because international prices for jet fuel are denominated in U.S. dollars, our fuel costs, though payable in reais, are subject not only to price fluctuations but also to exchange rate fluctuations. In September 2003, we implemented a fuel and foreign exchange hedging program, based upon best practices employed by other successful low-cost carriers, under which we enter into fuel and currency hedging agreements with various counterparties providing for price protection in connection with the purchase of fuel. Our hedging practices cover short-term periods, and are adjusted weekly or more frequently as conditions require. Our hedging practices are overseen by a risk management committee at the operating level and a risk policies committee at the board of directors level. The risk management committee meets on a weekly basis to analyze price movements in the fuel and foreign exchange markets, review the impact of such changes on our revenues and expenses and determine our hedge ratio. We use risk management instruments that have a high correlation with the underlying assets so as to reduce our exposure. We require that all of our risk management instruments be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. We also avoid concentration of credit and product risk. The risk policies committee of our board of directors meets quarterly to assess the effectiveness of our hedging policies and recommends amendments where appropriate. We have not otherwise entered into arrangements to guarantee our supply of fuel and we cannot provide assurance that our hedging program is sufficient to protect us against significant increases in the price of fuel. As of March 10, 2006, we have hedged approximately 55% and 65% of our projected fuel requirements and our U.S. dollar foreign exchange rate exposure, respectively, for the first quarter of 2006, and 30% of our projected fuel requirements for the year of 2006.

The following chart summarizes our fuel consumption and costs for the periods indicated:

	Year Ended December 31,
	2002		2003		2004		2005
Liters consumed (in thousands)		164,008		264,402		317,444		476,725
Total cost (in thousands)	R$	160,537	R$	308,244	R$	459,192	R$	808,268
Percent of operating expenses		26.1%		29.1%		33.2%		39.5%

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

Social Responsibility and Cultural Sponsorship

Our values are based upon growth, respect, and incentives for teamwork for our employees, and the fulfillment of our social and environmental obligations. We are committed to being a good corporate citizen in Brazil by participating in projects dedicated to improving the education, health and nutrition of the underprivileged portion of Brazil’s population, particularly children. We are the largest individual sponsor of Pastoral da Criança, a non-governmental organization that has assisted in the health and education needs of more than 1.8 million children in Brazil from infancy to age six. We also support other non-governmental organizations, such as Fundação Gol de Letra, a foundation dedicated to educating underprivileged children and teenagers; Projeto Felicidade, a project that provides assistance to children with cancer; and Projeto Solidariedade ao Nordeste, a project that provides food donations to poor families in the northeastern region of Brazil. We sponsor numerous cultural and sports activities, such as theater plays and dance shows and sports events, to help promote travel and tourism in Brazil. In addition to making a difference for those in need, we also believe that our social responsibility and cultural sponsorship initiatives benefit us by enhancing our corporate image and promoting awareness of our brand. In December 2005, our shares were included in the Corporate Sustainability Index (ISE) Bovespa. It is the first stock index in Latin America comprised of companies with responsible views towards the environment, society, customers, suppliers and other stakeholders.

Industry Overview

Since air transportation has historically been affordable only to the higher income segment of Brazil’s population, resulting in a comparatively low level of air travel, we believe that the low-cost, low-fare business model has the potential to significantly increase the use of air transportation in Brazil. According to the DAC, there were 31.1 million domestic enplanements and 4.9 million international enplanements in Brazil in 2004, out of a total population of approximately 181 million, according to the Brazilian Geographical and Statistical

Institute (Instituto Brasileiro de Geografia e Estatística—IBGE). In contrast, according to the U.S. Department of Transportation, the United States had 628.5 million domestic enplanements and 133.5 million international enplanements in 2004, out of a total population of approximately 293 million, according to the latest U.S. census figures.

Most long-distance public travel services within Brazil are provided by interstate bus companies. In 2004, Brazil’s domestic airline industry transported almost 36 million passengers, as compared to over 134 million passengers transported by interstate bus companies in 2004, according to the National Ground Transportation Agency (Agência Nacional de Transportes Terrestres). Brazil has no meaningful interstate passenger rail services.

The business travel segment is the largest component of Brazilian air transportation demand and the most profitable in the market. According to the DAC, business travel represents approximately 70% of the total demand for domestic air travel in 2005, which we believe is significantly higher than the business travel portion of domestic air travel in the global aviation sector. According to data collected from the DAC, flights between Rio de Janeiro and São Paulo accounted for 13.1% of all domestic passengers in 2004. The ten busiest routes accounted for 35.7% of all domestic air passengers in 2004 while the ten busiest airports accounted for 74.9% and 75.6% of all domestic passenger traffic through INFRAERO airports in terms of arrivals and departures in 2004 and 2005, respectively.

The table below sets forth information about the ten busiest routes for air travel in Brazil during 2004.

City Pair	Passengers	Route Market Share
São Paulo—Rio de Janeiro(1)	4,069,859	13.1%
São Paulo (Congonhas)—Rio de Janeiro (Santos Dumont)	3,194,514	10.3%
Rio de Janeiro (Galeão)—São Paulo (Guarulhos)	637,597	2.1%
São Paulo (Congonhas)—Brasília	1,227,220	3.9%
São Paulo (Congonhas)—Belo Horizonte (Pampulha)	1,142,953	3.7%
São Paulo (Congonhas)—Curitiba	978,681	3.1%
São Paulo (Congonhas)—Porto Alegre	966,582	3.1%
São Paulo (Congonhas)—Salvador	650,857	2.1%
São Paulo (Congonhas)—Florianópolis	540,074	1.7%
São Paulo (Cumbica)—Recife	516,418	1.7%
Rio de Janeiro (Galeão)—Salvador	515,022	1.7%

Source: DAC, from Anuário do Transporte Aéreo 2004

(1)	Includes flights between Congonhas and Guarulhos to either Santos Dumont or Galeão airports.

The scheduled domestic passenger airline industry in Brazil is primarily served by Gol and two main competitors—Varig and TAM. By the end of 2005, Gol, TAM and Varig accounted for over 97.7% of the market share of domestic regular routes, measured in terms of revenue passenger kilometers. On June 17, 2005, Varig filed for bankruptcy protection in Brazil and the United States. On January 19, 2006, it presented a restructuring plan to its creditors which was approved in February 2006. We cannot foresee whether the judicial reorganization and related judicial proceedings will have a positive effect on Varig’s financial condition in the short or medium term.

Set forth in the table below is the number of passengers traveling by air between Brazil and other specified South American countries during 2004, as well as the gross domestic product and population of each listed country.

Country	Enplanements(1)	Percentage of Total	GDP(2) (in billions of US$)	Population(3) (in millions)
Argentina	1,457,877	51.3%	151.5	38.2
Chile	402,058	14.2%	94.1	16.0
Uruguay	264,271	9.3%	13.1	3.4
Bolivia	217,162	7.6%	8.8	9.0
Paraguay	181,639	6.4%	7.1	5.8
Peru	143,395	5.1%	68.4	27.5
Colombia	94,673	3.3%	97.4	45.3
Venezuela	78,347	2.8%	109.3	26.1
Total	2,839,422	100%	549.7	171.3

Sources:	(1) DAC—Anuário de Transporte Aéreo 2004
(2)	World Development Bank Indicators database, August 2005. Figures as of 2004
(3)	World Development Bank Indicators database, August 2005. Figures as of 2004

When inaugurating flights between Brazil and select destinations in neighboring South American countries, we must observe the terms of bilateral air transport agreements negotiated between Brazil and foreign governments. These bilateral agreements govern the operation of scheduled services between specified destinations in each country. See “—Regulation of the Brazilian Civil Aviation Market—Route Rights—International routes.”

Trends in Brazilian Civil Aviation Market

Since 1970, Brazil has for the most part had stable growth in revenue passenger kilometers. From 1970 to 2005, domestic revenue passenger kilometers grew at a compound annual rate of 8.4%. In the past 35 years, the domestic market generally experienced year over year growth in revenue passenger kilometers except in times of significant economic or political distress, such as the petroleum crisis in the 1970’s, the Brazilian sovereign debt crisis in the early 1980’s and the economic and political distress in Brazil in the early 1990’s.

From 1997 to 2005, the compound annual growth rate in industry passenger traffic, in terms of domestic revenue passenger kilometers, was 8.3% versus a compound annual growth rate in available industry capacity, in terms of available seat kilometers, of 5.5%. Domestic industry load factors, calculated as revenue passenger kilometers divided by available seat kilometers, have averaged 60% over the same period. The table below shows the figures of domestic industry passenger traffic and available capacity for the periods indicated:

	1997	1998	1999	2000	2001	2002	2003	2004	2005
	(In millions, except percentages)
Available Seat Kilometers	31,146	38,121	40,323	41,437	45,008	47,109	41,927	43,034	47,979
Available Seat Kilometers Growth	8.7%	22.4%	5.8%	2.8%	8.6%	4.7%	(11.0)%	2.6%	11.5%
Revenue Passenger Kilometers	17,824	22,539	22,204	24,284	26,296	26,780	25,180	28,214	33,699
Revenue Passenger Kilometers Growth	7.5%	26.5%	(1.5)%	9.4%	8.3%	1.8%	(6.0)%	12.0%	19.4%
Load Factor	57.2%	59.1%	55.1%	58.6%	58.4%	56.8%	60.1%	65.6%	70.2%

Source: DAC, for 1997 to 2002 from Anuário Estatístico; and for 2003 through 2005 from Dados Comparativos Avançados.

Historically, domestic airline industry revenue growth has generally surpassed Brazilian GDP growth. From 1998 to 2004, domestic airline industry revenue grew at a real compound annual growth rate of 5.9% (as adjusted by the IPCA inflation index) while Brazilian GDP has grown at a real compound annual growth rate of 2.3% over the same period, according to data from the DAC and the Central Bank.

The airline industry in Brazil is regulated pursuant to Law No. 7,565, of December 19, 1986, also known as the Brazilian Aeronautical Code, as well as extensive regulations issued by the High Command of Aeronautics of the Ministry of Defense (Comando da Aeronáutica), the CONAC, and the DAC. Although the Brazilian airline sector was deregulated in the early 1990s, the DAC has imposed varying degrees of regulation since that time, and is charged with guiding, planning, stimulating and supporting the activities of public and private civil aviation as well as implementing international rules and conventions that have already been adopted by the Brazilian government. The decisions of the CONAC and the DAC at times significantly alter the regulatory environment for civil aviation. Decisions that change regulatory policy often correspond to major socio-economic events, such as the Persian Gulf War and the September 11, 2001 terrorist attacks, and we believe have been designed to shelter domestic carriers from major economic shocks. The DAC monitors and reacts to ongoing developments in the air transportation sector to achieve multiple competing objectives. The DAC often takes targeted action to address perceived constraints or challenges affecting civil aviation. The ad hoc policy initiatives of the DAC in the past have included moving to restrict or expand the supply of air transportation services, to reduce or decrease the availability of new routes and slots, to curtail or encourage competition in air fares, and to facilitate an orderly cessation of the activities of financially unsound carriers. Currently, the DAC imposes a series of restrictions and demands on the standards, safety, maintenance, regularity and quality of air carrier operations. Brazilian airlines are permitted to establish their own domestic fares. Domestic fares can be reviewed by the DAC in order to prevent airlines, which are public concessionaires, from operating in a way that is detrimental to their economic viability. The DAC also monitors the concession of airport slots, entry of new companies, launch of new routes, increases in route frequencies and lease or acquisition of new aircraft. The regulatory environment relating to the Brazilian civil aviation market is evolving, and a number of new laws are being discussed in Congress and within various regulatory bodies that would change the way in which the industry is regulated. See “Item 4. Business Overview—Regulation of the Brazilian Civil Aviation Market.”

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

The current regulatory environment developed following an economic slowdown in Brazil and a significant decline in passenger air traffic in late 2001. According to the DAC, the airline sector generated a R$330 million operating profit in 2004 compared to an operating loss of R$1.2 billion in 2001. We believe the current regulatory regime has benefited the recent improved financial performance of the Brazilian airline sector and helped to shift the trend back towards stability. Brazilian airline industry yields increased from R$0.29 in 2002 to R$0.35 in 2003 and R$0.36 in 2004, with load factors of 56.8% in 2002 and 60.1% in 2003 and 65.6% in 2004.

On September 27, 2005, President Luis Inácio Lula da Silva approved Law No. 11,182 relating to the creation of the National Civil Aviation Agency, or ANAC, which will replace DAC as the primary civil aviation authority. According to Law No. 11,182, ANAC will be responsible for organizing civil aviation within a coherent system (coordinating and supervising air transportation service and aviation and ground infrastructure) and for modernizing the regulation of Brazilian aviation operations. ANAC will be linked, but not subordinated, to the Ministry of Defense and will operate as an independent agency for an indefinite term. ANAC will principally have the authority to (i) regulate, inspect and supervise services rendered by Brazilian and foreign airlines operating in Brazil, (ii) grant concessions, permits and authorizations for air transport operations and airport infrastructure services after conducting a bidding process, (iii) represent the Brazilian government before international civil aviation organizations and (iv) control, register and inspect civil aircraft. Furthermore, Law

No. 11,182 promotes private enterprise in civil aviation. In accordance with articles 48 and 49, passenger transportation is intended to be provided by the private sector on a competitive basis. In accordance with Section 7 of Law No. 11,182, ANAC shall be implemented and commence its activities within 180 days as of September 28, 2005. However, it is necessary that the Brazilian Government issue a decree setting forth the organizational structure of the agency as well as its internal regulatory regime.

Regulation of the Brazilian Civil Aviation Market

The Brazilian Aviation Authorities and Regulation Overview

Air transportation services are considered a public service and are subject to extensive regulation and monitoring by the High Command of Aeronautics of the Ministry of Defense (Comando da Aeronáutica), the CONAC and, until ANAC commences its activities, the DAC. Air transportation services are also regulated by the Brazilian Federal Constitution and the Brazilian Aeronautical Code.

In light of the troubled financial situation of several carriers operating in Brazil’s domestic airline industry, the Brazilian civil aviation authorities have introduced measures and applied policies designed to reestablish the health of Brazil’s domestic airline industry. A principal element of this objective has been to proactively manage the balance between market supply and demand by, for example, only granting approvals to carriers to operate new routes, increase flight frequencies or lease or acquire additional aircraft upon demonstration by carriers of satisfactory levels of demand and profitability. These measures contributed towards increased health for the Brazilian domestic airline industry in 2004 and 2005. Another key feature of the decisions taken by aviation authorities has been a reliance on private sector investment in air transportation services.

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

The CONAC is an advisory body of the President of Brazil and its upper level advisory board is composed of the Minister of Defense, the Minister of Foreign Affairs, the Minister of Treasury, the Minister of Development, Industry and International Trade, the Minister of Tourism, the Minister Chief of the Civil Cabinet and the Commandant of the Air Force.

The CONAC has the authority to establish national civil aviation policies that may be adopted and enforced by the High Command of Aeronautics and by the DAC, and in the future, by the ANAC. The CONAC establishes guidelines relating to the proper representation of Brazil in conventions, treaties and other actions related to international air transportation, airport infrastructure, the granting of supplemental funds to be used for the benefit of airlines and airports based on strategic, economic or tourism-related aspects, the coordination of civil aviation, air safety, the granting of air routes and concessions, as well as permission for the provision of commercial air transportation services.

The DAC is currently Brazil’s highest civil aviation authority and reports directly to the High Command of Aeronautics. Until the installation of the ANAC, the DAC is responsible for guiding, planning, stimulating and supporting the activities of public and private civil aviation companies in Brazil. The DAC regulates flying operations generally and economic issues affecting air transportation, including matters relating to air safety, certification and fitness, insurance, consumer protection and competitive practices.

The Brazilian government recognized and ratified, and must comply with, the Warsaw Convention of 1929, the Chicago Convention of 1944, and the Geneva Convention of 1948, the three leading international conventions relating to worldwide commercial air transportation activities.

Concession for Air Transportation Services

According to the Brazilian Federal Constitution, the Brazilian government is responsible for public services related to airspace as well as airport infrastructure, and may provide these services directly or through third parties under concessions or permissions. According to the Brazilian Aeronautical Code and regulations issued by the High Command of Aeronautics, the application for a concession to operate regular air transportation services is subject to the DAC having granted to the applicant a license to operate an airline, which must be then confirmed by the High Command of Aeronautics. After the installation of the ANAC, the agency will be the only body responsible for regulation, monitoring and granting of the licenses to applicants to explore regular air transportation services. The applicant is required by the DAC to have met certain economic, financial, technical, operational and administrative requirements in order to be granted such license. Additionally, a concession applicant must be an entity incorporated in Brazil, duly registered with the Brazilian Aeronautical Registry (Registro Aeronáutico Brasileiro, or RAB), must have a valid CHETA and must also comply with certain ownership restrictions. See “—Restrictions to the Ownership of Shares Issued by Concessionaires of Air Transportation Services.” The DAC has the authority to revoke a concession for failure by the airline to comply with the terms of the Brazilian Aeronautical Code, the complementary laws and regulations and the terms of the concession agreement.

Our concession was granted on January 2, 2001 by the High Command of Aeronautics of the Ministry of Defense. Our concession agreement has a 15-year term and is renewable at its expiration for a further 15-year term upon six months’ prior written notice. The concession agreement can be terminated if, among other things, we fail to meet specified service levels, cease operations or declare bankruptcy.

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

International routes.    In general, requests for new international routes, or changes to existing ones, must be filed by each interested Brazilian airline that has been previously qualified by the DAC to provide international services, with the CERNAI, which decides upon each request based on the provisions of the applicable bilateral agreement and general policies of the Brazilian aviation authorities. International route rights for major city pairs, as well as the corresponding landing rights, derive from bilateral air transport agreements negotiated between Brazil and foreign governments. Under such agreements, each government grants to the other the right to designate one or more of its domestic airlines to operate scheduled service between certain destinations in each country. Airlines are only entitled to apply for new international routes when they are made available under these agreements. Since the beginning of 2005, we extended our South American network to five new destinations in Argentina, Uruguay, Paraguay and Bolivia.

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

On October 5, 2001, the Department of Control of the Air Space (Departamento de Controle do Espaço Aéreo), or DECEA, was created with the main purpose of coordinating and inspecting the infrastructure support of airports and the safety of aircraft operations. The DECEA also performs studies in all Brazilian airports to determine the maximum capacity of the operations of each airport. There are five airports in Brazil that have slot restrictions: Congonhas and Guarulhos (both of which serve São Paulo), Santos Dumont in Rio de Janeiro, Pampulha in Belo Horizonte and Juscelino Kubitschek in Brasília. Since the slots of all congested airports are fully utilized, the DAC is unable to grant the right to new slots to airlines to operate in these airports. Ongoing investment in the Brazilian aviation infrastructure should permit the increase of aircraft operations in these congested airports and consequently the concession of rights to new slots to airlines.

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

INFRAERO has announced in 2003 its intention to invest approximately R$5 billion in the Brazilian airport system until 2008. Among the projects underway is an investment to modernize the passenger terminal and expand parking capacity at Congonhas airport in São Paulo, an investment in Guarulhos airport in São Paulo to construct two new arrival terminals and an additional runway, and an investment in Santos Dumont airport in Rio de Janeiro to construct a new arrival terminal. The airport upgrade plan does not require contributions or investments by the Brazilian airlines and is not expected to be accompanied by increases in landing fees or passenger taxes on air travel.

The table below sets forth the number of passengers at the ten busiest airports in Brazil during 2005:

Airport	Thousands of Passengers (Inbound and Outbound)
São Paulo—Congonhas	17,147,628
São Paulo—Guarulhos	15,827,708
Brasília	9,481,983
Rio de Janeiro—Galeão	8,657,139
Salvador	4,554,096
Recife	3,604,652
Rio de Janeiro—Santos Dumont	3,562,297
Porto Alegre	3,521,204
Curitiba	3,392,986
Belo Horizonte—Confins	2,892,393

Source:	INFRAERO

Pricing

Brazilian airlines are permitted to establish their own domestic fares without government regulation. However, domestic fares are monitored on a regular basis by the DAC in order to prevent airlines, which are public concessionaires, from operating in a way that is detrimental to their economic viability. Airlines are free to offer price discounts or follow other promotional strategies. Airlines must submit, with a minimum of five working days’ advance notice, fares that are set at greater than a 65% discount to the per kilometer reference fares index curve published by the DAC. Such reference fares index curves are based on industry average operating costs, according to DAC calculations.

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

Restrictions on the Ownership of Shares Issued by Concessionaires of Air Transportation Services

According to the Brazilian Aeronautical Code, in order to be eligible for a concession for operation of regular services, the entity operating the concession must have at least 80% of its voting stock held directly or indirectly by Brazilian citizens and must have certain management positions entrusted to Brazilian citizens. The Brazilian Aeronautical Code also imposes certain restrictions on the transfer of capital stock of concessionaires of air transportation services, such as Gol, including the following:

•	the voting shares have to be nominative and non-voting shares cannot be converted into voting shares;

•	prior approval of the Brazilian aviation authorities is required for any transfer of shares, regardless of the nationality of the investor, which results in the change of the company’s corporate control, causes the assignee to hold more than 10% of the company’s capital stock or represents more than 2% of the company’s capital stock;

•	the airline must file with the DAC, in the first month of each semester, a detailed stockholding interest chart including a list of shareholders, as well as a list of all share transfers effected in the preceding semester; and

•	based on its review of the airline’s stock interest chart, the DAC has the authority to subject any further transfer of shares to its prior approval.

The Registrant holds substantially all of the shares of Gol, which is a public concessionaire of air transportation services in Brazil. Under the Brazilian Aeronautical Code, the restrictions on the transfer of shares described above apply only to companies that hold concessions to provide regular air transportation services. Therefore, the restrictions do not apply to the Registrant.

Pending Legislation

In addition, on March 28, 2001, CONAC published for public consultation a draft of a bill to replace the Brazilian Aeronautical Code and modernize the basic laws and regulations relating to the industry. In general, this draft deals with matters related to civil aviation, including airport concessions, consumer protection, increased foreign shareholding participation in airlines, limitation of airlines’ civil liability, compulsory insurance and fines.

Cape Town Convention

The Cape Town Convention aims at promoting investments in aircraft by facilitating the granting of guarantees on aircraft lease and purchase transactions. The Brazilian government has not yet ratified the Cape Town Convention. In case the convention is ratified, aircraft financing costs for Brazilian airlines could decrease by about one percent.

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

D. Property, Plants and Equipment

Our primary corporate offices are located in two buildings in São Paulo. Our commercial, operations, technology, finance and administrative staff is based primarily at our headquarters. We have concessions to use other airport buildings and hangars throughout Brazil, including a part of a hangar at Congonhas airport where we perform aircraft maintenance. We are in the final stage of building our new state-of-the-art Aircraft Maintenance Center in Confins, in the State of Minas Gerais. The center’s first hangar was certified by the DAC to begin maintenance services and received its first aircraft. The certification authorizes maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s. We will use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We expect the new facility to be operational by mid-2006.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read this discussion in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report.

We are one of the most profitable low-cost airlines in the world and had net revenues of R$2.7 billion and net income of R$513.2 million for the year ended December 31, 2005. We are the only low-fare, low-cost airline operating in Brazil providing frequent service on routes connecting all of Brazil’s major cities. We focus on increasing the growth and profits of our business by popularizing air travel and stimulating and meeting demand for safe, affordable, convenient air travel in Brazil and between Brazil and other South American destinations for both business and leisure passengers. We do this by offering simple, safe and efficient service while having one of the lowest operating costs in the airline industry worldwide. Our long-term business objective is to become the largest Brazilian airline and to bring affordable air travel to all significant destinations in South America.

The Registrant is a holding company that was incorporated on March 12, 2004. Shares of Gol, an off-shore finance subsidiary, cash and cash equivalents and short-term investments are currently the Registrant’s only material assets.

Gol was incorporated in August 2000 and began transporting passengers in January 2001 with six single-class Boeing 737-700 Next Generation aircraft serving five cities in Brazil. By the end of 2005, we were operating 42 single-class Boeing 737 Next Generation aircraft serving 43 cities in Brazil, one in Argentina and one in Bolivia. We have flown over 36 million passengers since commencing operations and 13 million in 2005, an increase of 41% to the number of passengers flown in 2004. According to the DAC, Brazil’s civil aviation authority, our share of the domestic market based on revenue passenger kilometers grew from 11.8% in 2002 to

19.4% in 2003, 22.3% in 2004 and 27.3% in 2005. The increase in our fleet size and flight frequencies, entry into new markets and new customer segments have been primarily accountable for yearly increases in our revenues (40.0% between 2003 and 2004 and 36.1% between 2004 and 2005) and operating costs (30.8% between 2003 and 2004 and 47.9% between 2004 and 2005).

We offer travelers a low-fare, high-quality transportation alternative that we believe is an attractive value compared to conventional airline and bus transportation. We have a diversified passenger base, with customers ranging from business passengers traveling within densely populated centers in Brazil, such as São Paulo, Rio de Janeiro and Belo Horizonte, to leisure passengers traveling to destinations throughout Brazil and from Brazil to Argentina, Bolivia, Paraguay and Uruguay.

We are the lowest cost provider of passenger air transportation in South America, and one of the lowest cost airlines in the world based on publicly available data. Our low costs have helped us to become the most profitable airline in South America and one of the most profitable low-cost carriers in the world, based on results of operations for the year ended December 31, 2005.

Set forth in the table below is information about key performance indicators for select leading low-cost carriers worldwide and other South American carriers.

Company	Operating Income (in Millions of US$)	Net Income (Loss) (in Millions of US$)	Operating Margin	Net Income Margin
Low-cost carriers:
Southwest Airlines(1)	820.0	548.0	10.8%	7.2%
Ryanair(2)	456.9	372.2	23.5%	19.1%
Gol(3)	265.5	219.3	23.3%	19.2%
Virgin Blue(4)	117.0	80.2	8.8%	6.0%
Jet Blue Airways(1)	47.6	(20.3)	2.8%	(1.2)%
EasyJet(5)	86.2	75.4	3.6%	3.2%
Air Asia(6)	32.2	48.7	15.7%	23.7%
South American carriers:
Copa Airlines(7)	97.2	77.2	18.1%	14.4%
LanChile(8)	141.6	146.6	5.7%	5.8%
TAM(3)	261.4	182.2	10.8%	7.6%
Varig(9)	155.1	(239.4)	4.2%	(6.4)%

(1)	U.S. GAAP figures for the fiscal year ended December 31, 2005.
(2)	U.S. GAAP figures for the 12 month period ended September 30, 2005. Based on a US Dollar/Euro exchange rate of 1.1796 as of December 31, 2005.
(3)	U.S. GAAP figures for the fiscal year ended December 31, 2005. Based on a Brazilian Real/US Dollar exchange rate of 2.3407 as of December 31, 2005.
(4)	Australian GAAP figures for the 9 month period ended September 30, 2005. Based on an US Dollar/Australian Dollar exchange rate of 0.7636 as of September 30, 2005.
(5)	UK GAAP figures for the 12 month period ended September 30, 2005. Based on a US Dollar/British Pound exchange rate of 1.7691 as of September 30, 2005.
(6)	Malaysian GAAP figures for the fiscal year ended December 31, 2005. Based on a US Dollar/Malaysian Ringitt exchange rate of 0.2646 as of December 31, 2005.
(7)	U.S. GAAP figures for the 12 month period ended September 30, 2005.
(8)	U.S. GAAP figures in US Dollars, for the fiscal year ended December 31, 2005.
(9)	Brazilian GAAP figures for the fiscal year ended September 30, 2005. Based on a Brazilian Real/US Dollar exchange rate of 2.2222 as of September 30, 2005.

The following table demonstrates the growth of our operations, on a quarterly basis, since we commenced our operations in January 2001:

At Period Ended	Cities Served	Number of Departures	Operating Aircraft(1)
March 31, 2001	7	3,771	6
June 30, 2001	10	5,493	7
September 30, 2001	11	6,540	9
December 31, 2001	16	8,923	10
March 31, 2002	16	9,791	15
June 30, 2002	20	13,040	15
September 30, 2002	20	13,880	16
December 31, 2002	21	15,954	19
March 31, 2003	24	17,349	21
June 30, 2003	25	18,298	21
September 30, 2003	25	19,685	22
December 31, 2003	28	20,107	22
March 31, 2004	28	20,825	22
June 30, 2004	28	20,838	22
September 30, 2004	30	22,299	23
December 31, 2004	36	23,746	27
March 31, 2005	37	25,513	30
June 30, 2005	41	28,750	34
September 30, 2005	42	32,237	38
December 31, 2005	45	34,192	42

(1)	Currently, all of our aircraft are leased.

A. Operating Results

Revenues

We derive our revenues primarily from transporting passengers on our aircraft. Approximately 95% of our revenues are derived from passenger fares, and the remaining 5% of our revenues are derived principally from our cargo and other business, which utilizes available cargo space on our passenger flights. Nearly all of our passenger revenue and cargo revenue is denominated in reais. Passenger revenue is recognized either when transportation is provided or when the ticket expires unused. Cargo revenue is recognized when transportation is provided. Other revenue consists primarily of charter services, ticket change fees and excess baggage charges. Passenger revenues are based upon our capacity, load factor and yield. Our capacity is measured in terms of available seat kilometers, which represents the number of seats we make available on our aircraft multiplied by the number of kilometers the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing revenue passenger kilometers by available seat kilometers. Yield is the average amount that one passenger pays to fly one kilometer.

The following table sets forth our capacity, load factor and yield for the periods indicated.

	Year Ended December 31,
	2003		2004		2005
Capacity (in available seat kilometers, in millions)		7,526.6		8,843.9		13,245.9
Revenue per available seat kilometers (in R$ cents)		18.6		22.2		20.2
Load factor		64.2%		71.1%		73.5%
Yield (in R$ cents)	R$	27.7	R$	29.8	R$	26.1
Growth in passenger revenues per available seat kilometer		38.6%		19.2%		(9.6)%

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

We are optimizing our revenues per available seat kilometer due to strong demand for our services, quick aircraft turnaround times, our efficient route network and our modern fleet, our high aircraft utilization rate and effective revenue management strategies that balance our fares and load factors. In 2005, however, our revenue per available seat kilometer decreased by 9.1% from R$22.2 cents in 2004 to R$20.2 cents mainly due to a decrease in yield of 12.6% from R$29.8 cents in 2004 to R$26.1 cents. Our yield decreased mainly due to a fare re-alignment in March 2005 and the appreciation of the Brazilian real against the U.S. dollar. Our load factors for domestic flights increased by 3.4% from 71.1% in 2004 to 73.7% in 2005.

The DAC and the aviation authorities of the other South American countries in which we operate, may influence our ability to generate revenues. In Brazil, the DAC approves the concession of slots, entry of new companies, launch of new routes, increases in route frequencies and lease or acquisition of new aircraft. As an element of government measures designed to improve the financial health of the Brazilian major carriers operating in the Brazilian civil aviation industry, since March 2003 airlines have been required to demonstrate satisfactory levels of demand and profitability before the DAC will approve requests for new routes, increases in flight frequencies or the lease or acquisition of additional aircraft. Our ability to grow and to increase our revenues is dependent on the receipt of approvals for new routes, increased frequencies and additional aircraft from the DAC.

Our revenues are net of certain taxes, including state-value added taxes, Imposto sobre Circulação de Mercadorias e Serviços, or ICMS; federal social contribution taxes, including Programa de Integração Social, or PIS, and the Contribuição Social para o Financiamento da Seguridade Social, or COFINS. ICMS does not apply to passenger revenues. The average rate of ICMS on cargo revenues varies by state from 4% to 12%. As a general rule, PIS and COFINS are imposed at rates of 1.65% and 7.6%, respectively, of total revenues.

Generally, the revenues from and profitability of our flights reach their highest levels during the January and July summer and winter vacation periods and in the final two weeks of December during the Christmas holiday season. The week during which the annual Carnival celebrations take place in Brazil is generally accompanied by a decrease in load factors. Given our high proportion of fixed costs, this seasonality is likely to cause our results of operations to vary from quarter to quarter. We generate most of our revenue from ticket sales through our website, and we are one of the largest and leading e-commerce companies in Brazil in terms of net sales through the internet.

Operating Expenses

We have lower operating expenses than other airlines because we operate a simplified fleet with a single-class of service, have one of the newest fleets in the industry, utilize our aircraft efficiently, use and encourage low-cost ticket sales and distribution processes. The main components of operating expenses include those related to aircraft fuel, aircraft rent, aircraft maintenance, sales and marketing, and salaries, wages and benefits provided to employees, including provisions for our profit sharing plan.

Our aircraft fuel expenses are higher than those of low-cost airlines in the United States and Europe because there is only one significant supplier of jet fuel in Brazil and taxes applicable to the sale of jet fuel are very high and are passed along to us. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. From January 1, 2001 to December 31, 2005, the price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 128% from US$26.80 per barrel to US$61.04 per barrel. Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also linked to fluctuations in the exchange rate of the real versus the U.S. dollar. As we can generally adjust our fares to offset fuel price increases and real exchange rate declines over a period of several months, we currently enter into short-term arrangements to hedge against increases in oil prices and foreign exchange fluctuations.

Our aircraft rent expenses are in U.S. dollars and have increased in line with the expansion of our operations. We also use short-term arrangements to hedge against exchange rate exposure related to our lease payment obligations. In addition, approximately 9% of our aircraft operating leases have floating-rate payment obligations that are based on fluctuations in international interest rates. We currently have a hedging program in place to manage our interest rate exposure.

Our maintenance, material and repair expenses consist of light and scheduled heavy maintenance of our aircraft. Maintenance and repair expenses, including overhaul of aircraft components, are charged to operating expenses as incurred. Our aircraft require a low level of maintenance because the average age of the aircraft in our fleet at December 31, 2005 was 8.7 years. We also currently incur lower maintenance expenses because most of the parts on our aircraft are under multi-year warranties. If the age of our fleet increases and our warranties expire, our maintenance expenses under U.S. GAAP will increase. For an explanation of the treatment of maintenance and repair expenses under U.S. GAAP, see Note 2 to our consolidated financial statements. We have maintenance reserve accounts denominated in U.S. dollars to cover a portion of our future maintenance costs. In October 2005, we completed the first phase of our new Aircraft Maintenance Center in Confins, in the State of Minas Gerais. The center’s first hangar was certified by the DAC to begin maintenance services and received its first aircraft. The certification authorizes maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s. We will use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We expect the new facility to be fully operational by mid-2006. We believe that the construction of the new maintenance facility and the internalization of our aircraft maintenance operations will provide cost savings.

Our sales and marketing expenses include commissions paid to travel agents, fees paid for our own and third-party reservations systems and agents, fees paid to credit card companies and advertising. Our distribution costs are lower than those of other airlines in Brazil on a per available seat kilometer basis because a higher proportion of our customers purchase tickets from us directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. We generated 57.9%, 76.4% and 81.3% of our passenger revenues through our website in the years ended December 31, 2003, 2004 and 2005, respectively, including internet sales through travel agents.

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

During the period between the beginning of 2001 and December 31, 2005, we reduced our break-even load factor, which is the passenger load factor that will result in operating revenues being equal to operating expenses, from 61.5% to 56.4%. This decrease has been primarily due to increases in yield and revenues per available seat kilometer due to our effective revenue management system, combined with the spreading of fixed costs over a greater number of available seat kilometers.

Our operating margin, which measures operating income as a percentage of operating revenues, has consistently improved during the first five years of our operations and was among the highest in the airline industry worldwide in 2005, according to publicly-filed company reports.

Brazilian Economic Environment

As a company with substantially all of its operations currently in Brazil, we are affected by general economic conditions in the country. While our growth since 2001 has been primarily driven by our expansion into new markets and increased flight frequencies, we have also been affected by macroeconomic conditions in

Brazil. Our growth outpaced that of our primary competitors because of strong demand for our lower fare service. In 2005, we grew 54.9% in terms of revenue passenger kilometers. We believe the rate of growth in Brazil will become increasingly important in determining our future growth capacity and our results of operations, primarily because the DAC’s approval of requests for new routes and increases in flight frequencies will depend in part on its perception of Brazil’s macroeconomic environment.

Our results of operations are affected by currency fluctuations. Almost all of our revenues are denominated in reais (with a small portion of our revenues from our international flights being denominated in other currencies), but a significant part of our operating expenses are either payable in or affected by the U.S. dollar, such as our aircraft operating lease payments, related maintenance reserves and deposits, and jet fuel expenses. Based on a statistical analysis of our first five years of operations, we believe that our revenues are highly correlated with the real/U.S. dollar exchange rate and jet fuel prices because real depreciations and increases in jet fuel prices are generally incorporated into the fare structures of Brazilian airlines. Approximately 53% of our operating expenses (including aircraft fuel) are denominated in, or linked to, U.S. dollars and therefore vary with the real/U.S. dollar exchange rate. We believe that our foreign exchange and fuel hedging programs protect us against short-term swings in the real/U.S. dollar exchange rate and jet fuel prices. Overall, we believe that the combination of our revenue stream, with its correlation to movements in the real/U.S. dollar exchange rate, and short-term hedges on the U.S. dollar-linked portion of our expenses, will mitigate the adverse effect on our operating expenses of abrupt movements in the real/ U.S. dollar exchange rate.

Inflation has also had, and may continue to have, effects on our financial condition and results of operations. Approximately 47% of our operating expenses (excluding aircraft fuel) are denominated in reais, and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation.

Since presidential elections were held in Brazil in 2002, the Brazilian economy has moved towards increased stability. The country went through a period of market turmoil in the second half of 2002 as investors feared that, if elected, the Labor Party led by Luiz Inácio Lula da Silva would change the economic policies of the previous administration. The real fluctuated significantly as a result, depreciating by 52.3% during the year and closing at R$3.5333 to US$1.00 on December 31, 2002. Inflation for the year, as measured by the IGP-M, was 25.3% and real GDP grew by 1.9%.

The Labor Party government administration has largely continued the macroeconomic policies of the previous administration, focusing on fiscal responsibility. In 2003, investor confidence rebounded as a result and the real appreciated by 18.2% against the U.S. dollar to R$2.8892 per US$1.00 at December 31, 2003. Inflation in 2003, as measured by the IGP-M, decreased to 8.7%. However, Brazil’s real gross domestic product, or GDP, increased 0.5% to US$507 billion during 2003, despite the very high interest rates that prevailed at the beginning of 2003 to combat inflationary pressures, which also acted to constrain economic growth.

During 2004, Brazil’s GDP increased 4.9% to US$604 billion and the country achieved a trade surplus of US$33.7 billion, its highest trade surplus ever. Inflation in 2004, as measured by the IGP-M, was 12.4% and 7.6% as measured by the IPCA. The Brazilian Central Bank’s year-end inflation target for each of 2005 and 2006 is 4.5%, based on the IPCA index, within a band of 2.5 and 2.0 percentage points, respectively. Interest rates continued to be high, with the CDI rate at the end of 2004 equaling an annualized rate of 17.8%. By end of 2004, the real appreciated by 8.1% against the U.S. dollar, reflecting continued investor confidence. On December 31, 2004, the U.S. dollar/real exchange rate was R$2.6544 per US$1.00.

During 2005, Brazil’s GDP increased 2.3% and the country achieved a trade surplus of US$44.8 billion, its highest trade surplus ever. Inflation in 2005, as measured by the IGP-M, was 1.2% and 5.7% as measured by the IPCA. The Brazilian Central Bank’s year-end inflation target for each of 2006 and 2007 is 4.5%, based on the IPCA index, within a band of 2 percentage points. Interest rates continued to be high, with the CDI rate at the end of 2005 equaling an annualized rate of 18.0%. In 2005, the real appreciated by 11.8% against the U.S. dollar, reflecting continued investor confidence. On March 10, 2006, the U.S. dollar/real exchange rate was R$2.1447 per US$1.00.

The following table shows data for real GDP growth, inflation, interest rates, the U.S. dollar exchange rate and crude oil prices for and as at the periods indicated.

	December 31,
	2003		2004		2005
Real growth in gross domestic product		0.5%		4.9%		2.3%
Inflation (IGP-M)(1)		8.7%		12.4%		1.2%
Inflation (IPCA)(2)		9.3%		7.6%		5.7%
CDI rate(3)		16.3%		17.8%		18.0%
LIBOR rate(4)		1.1%		2.4%		4.5%
Depreciation (appreciation) of the real vs. U.S. dollar		(18.2)%		(8.1)%		(11.8)%
Period-end exchange rate—US$1.00	R$	2.8892	R$	2.6544	R$	2.3407
Average exchange rate—US$1.00(5)	R$	3.0600	R$	2.9171	R$	2.4125
Increase (decrease) in West Texas intermediate crude (per barrel)		4.2%		33.6%		40.5%
West Texas intermediate crude (per barrel)	US$	32.52	US$	43.45	US$	61.04
West Texas intermediate crude (average per barrel during period)	US $	31.06	US$	41.51	US$	56.59

Sources:	Fundação Getúlio Vargas, the Central Bank and Bloomberg
(1)	Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.
(2)	Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.
(3)	The CDI rate is average of inter-bank overnight rates in Brazil (accumulated for period-end month, annualized).
(4)	Three-month U.S. dollar LIBOR rate as of the last date of the period. The LIBOR rate is the London inter-bank offer rate, which is the rate applicable to the short-term international inter-bank market.
(5)	Represents the average of the exchange rates on the last day of each month during the period.

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

Revenue Recognition.    Passenger revenue is recognized either when transportation is provided or when the ticket expires unused. Tickets sold but not yet used are recorded as air traffic liability. Air traffic liability primarily represents tickets sold for future travel dates and estimated refunds and exchanges of tickets sold for past travel dates. A small percentage of tickets (or partial tickets) expire unused. We estimate the amount of future refunds and exchanges, net of forfeitures, for all unused tickets once the flight date has passed. These estimates are based on historical data and experience. Estimated future refunds and exchanges included in the air traffic liability account are constantly evaluated based on subsequent refund and exchange activity to validate the accuracy of our revenue recognition method with respect to forfeited tickets. Revenue from the shipment of cargo is recognized when transportation is provided. Other revenue includes charter services, ticket change fees and other incidental services, and is recognized when the service is performed. Our revenues are net of certain taxes, including state value-added and other state and federal taxes that are collected from customers and transferred to the appropriate government entities. Such taxes in 2005, 2004 and 2003 were R$109.0 million, R$93.8 million and R$96.8 million, respectively.

Accounting for Long-lived Assets.    In accounting for long-lived assets, we make assumptions about the expected useful lives of our assets and the potential for impairment. Our long-lived assets are evaluated for impairment when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Indicators include operating or cash flow losses, significant decreases in market value or changes in technology. If impairment occurs, any loss is measured by comparing the fair value of the asset to its net book value. As our assets are all relatively new and we continue to have positive cash flow, we have not identified any impairments related to long-lived assets.

Financial Derivative Instruments.    We account for financial derivative instruments utilizing Statement of Financial Accounting Standards No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities”, as amended. As part of the our risk management program, we use a variety of financial instruments, including petroleum call options, petroleum collar structures, petroleum fixed-price swap agreements, and foreign currency forward contracts. We do not hold or issue derivative financial instruments for trading purposes.

As there is not a futures market for Brazilian jet fuel, we use international crude oil derivatives to hedge our exposure to increases in fuel prices. Historically, there is high correlation between international crude oil prices and Brazilian jet fuel prices, making crude oil derivatives effective at offsetting jet fuel prices to provide some short-term protection against a sharp increase in average fuel prices. We measure the effectiveness of the hedging instruments in offsetting changes to those prices, as required by SFAS 133. Since the majority of our financial derivative instruments for fuel are not traded on a market exchange, we estimate their fair values. The fair value of fuel derivative instruments, depending on the type of instrument, is determined by the use of present value methods or standard option value models with assumptions about commodity prices based on those observed in underlying markets. Also, since there is not a reliable forward market for jet fuel, we must estimate the future prices of jet fuel in order to measure the effectiveness of the hedging instruments in offsetting changes to those prices, as required by SFAS 133.

Our outstanding derivative contracts are designated as cash flow hedges for accounting purposes. While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being recorded in other comprehensive income. All changes in fair value that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying exchange exposure is realized and fuel is consumed. Changes in fair value that are not considered to be effective are recorded to “other gains and losses” in the income statement. See Note 12 for further information on SFAS 133 and financial derivative instruments.

Accounting for stock-based compensation.    We account for stock-based compensation in coordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Compensation expense for a stock option grant is recognized when the exercise price is less than the fair value of our preferred shares on the grant date.

Pro forma information regarding our net profit and net profit per share is required by SFAS No. 123 “Accounting for Stock-Based Compensation” and has been determined as if we accounted for employee stock options under the fair value method prescribed by SFAS No. 123. Considering the amounts involved, the application of SFAS No. 123 would not result in a material effect on our net income and earnings per share.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment,” (SFAS 123(R)), which is a revision of FASB Statement No. 123. SFAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FASB

Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

As permitted by SFAS 123(R), we currently account for share-based payments to employees using APB Opinion 25’s intrinsic value method and, as such, generally recognize compensation cost for employee stock options equal to their intrinsic values at the award date. Accordingly, the adoption of SFAS 123(R)’s fair value method will impact our results of operations, although it will not have a significant impact on our overall financial position. The impact of adoption cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to our financial statements.

Results of Operations

The following table sets forth certain components of our income for the years ended December 31, 2005, 2004 and 2003.

	Year Ended December 31,
	2003		2004		2005		2005
	(In thousands)
Net operating revenues:
Passenger	R$	1,339,191	R$	1,875,475	R$	2,539,016	US$	1,084,725
Cargo and other		61,399		85,411		130,074		55,571

Total net operating revenues		1,400,590		1,960,886		2,669,090		1,140,296
Operating expenses:
Salaries, wages and benefits		137,638		183,037		260,183		111,156
Aircraft fuel		308,244		459,192		808,268		345,310
Aircraft rent		188,841		195,504		240,876		102,908
Aircraft insurance		25,850		25,575		29,662		12,672
Sales and marketing		191,280		261,756		335,722		143,428
Landing fees		47,924		57,393		92,404		39,477
Aircraft and traffic servicing		58,710		74,825		91,599		39,133
Maintenance, materials and repairs		42,039		51,796		55,373		23,657
Depreciation		13,844		21,242		35,014		14,959
Other operating expenses		44,494		54,265		98,638		42,140

Total operating expenses		1,058,864		1,384,585		2,047,739		874,840
Operating income		341,726		576,301		621,351		265,456
Other expenses:
Interest expense		(20,910)		(13,445)		(19,383)		(8,281)
Financial income (expense), net		(56,681)		24,424		115,554		49,367

Income before income taxes		264,135		587,280		717,522		306,542
Income taxes		(88,676)		(202,570)		(204,292)		(87,279)

Net income	R$	175,459	R$	384,710	R$	513,230	US$	219,263

Earnings per share, basic(1)	R$	1.07	R$	2.14	R$	2.66	US$	1.14
Earnings per share, diluted(1)	R$	1.07	R$	2.13	R$	2.65	US$	1.13
Weighted average shares used in computing earnings per share, basic (in thousands)(1)		164,410		179,731		192,828		192,828
Weighted average shares used in computing earnings per share, diluted (in thousands)(1)		164,410		180,557		193,604		193,604
Earnings per ADS, basic(2)	R$	1.07	R$	2.14	R$	2.66	US$	1.14
Earnings (loss) per ADS, diluted(2)	R$	1.07	R$	2.13	R$	2.65	US$	1.13

(1)	Our preferred shares are not entitled to any fixed dividend preferences, but are instead entitled to receive dividends per share in the same amount of dividends per share paid to holders of our common shares. However, our preferred shares are entitled to receive distributions prior to holders of the common shares. Consequently, our earnings (loss) per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year. Preferred shares are excluded during any loss period.
(2)	Adjusted for the ADS ratio change in December 2005, which changed the ratio of ADS per preferred share from one ADS representing two preferred shares to one ADS representing one preferred share.

Year 2005 Compared to Year 2004

Our net income for the year 2005 increased to R$513.2 million from R$384.7 million for 2004, an increase of R$128.5 million. We had operating income of R$621.4 million, an increase of R$45.1 million over 2004, and our operating margin was 23.3%, a decrease of 6.1% from 2004. Income before income tax increased 22.2% to R$717.5 million.

Net Operating Revenues.    Net operating revenues increased 36.1%, or R$708.2 million, due primarily to increased passenger revenues. Increased passenger revenues, resulted primarily from a 54.9% increase in revenue passenger kilometers, which was due to a 39.9% increase in departures, an increase in the average number of aircraft in service from 22.3 to 34.3 and a 3.4% increase in our load factor from 71.1% to 73.5%. The increase in revenues passenger kilometers was partially offset by a 12.6% decrease in our yield due to a 4.1% decrease in our average fares and an increase in our average stage length. Cargo and other revenue increased by R$44.7 million due primarily to increases in revenues from our cargo service operations.

Operating Expenses.    Operating expenses increased 47.9%, or R$663.2 million, due primarily to the operation of an average 12 additional aircraft during 2005, increased flight departures during the period, an increase in the average cost and number of liters of jet fuel consumed and an increase in salaries, wages and benefits and sales and marketing expenses. Operating capacity increased by 49.8% to 13.25 billion available seat kilometers due to scheduled capacity increases and high aircraft utilization at 13.9 block hours per day. Operating expenses per available seat kilometer decreased 1.3% to R$15.46 cents primarily due to a reduction in maintenance expense on a per available seat kilometer basis and the spreading of our fixed costs over a larger fleet, despite a 17.5% increase in the average cost of jet fuel and an 7.5% increase in landing fees, each on a per seat kilometer basis. The breakdown of our operating expenses on a per available seat kilometer basis for 2005 compared to 2004 is as follows (percent changes are based on unrounded numbers):

	Year Ended December 31,		Percent Change	Percentage of Net Revenues (2005)
	2004	2005
	(cost per available seat kilometer in R$ cents)
Operating expenses:
Salaries, wages and benefits	2.07	1.96	(5.1)%	9.7%
Aircraft fuel	5.19	6.10	17.5%	30.3%
Aircraft rent	2.21	1.82	(17.7)%	9.0%
Aircraft insurance	0.29	0.22	(22.6)%	1.1%
Sales and marketing	2.96	2.53	(14.4)%	12.6%
Landing fees	0.65	0.70	7.5%	3.5%
Aircraft and traffic servicing	0.85	0.69	(18.3)%	3.4%
Maintenance, materials and repairs	0.59	0.42	(28.6)%	2.1%
Depreciation	0.24	0.26	10.1%	1.3%
Other operating expenses	0.61	0.74	21.4%	3.7%

Total operating expenses	15.66	15.46	(1.3)%	76.7%

Cost per flight hour	14.94	14.77	(1.2)%	—
Break-even load factor	52.5%	56.4%	12.3%	—

Salaries, wages and benefits increased 42.1%, or R$77.1 million, due to (i) a 65.0% increase in full-time equivalent employees from 3,307 at the end of 2004 to 5,456 at the end of 2005 due to a higher number of employees in training, the international expansion of our operations and the internalization of certain services, (ii) an increases in wage rates of 6.0% due to cost of living increase and (iii) an increase of R$3.4 million in provisions for our profit sharing plan. Salaries, wages and benefits per available seat kilometer decreased 5.1% due to increased productivity and higher capacity.

Aircraft fuel expense increased 76.0%, or R$349.1 million, primarily due to 159.3 million more liters of fuel being consumed (a 50.2% increase from 2004) and an increase in average fuel cost per liter (a 17.2% increase per liter from 2004), partially offset by the appreciation of the real against the U.S. dollar and the effects of our exchange rate hedging program. Aircraft fuel per available seat kilometer increased 17.5% due primarily to the increase in the average fuel cost per liter.

Aircraft rent, which we incur in U.S. dollars, increased 23.2%, or R$45.4 million, due to an increase in the average size of our fleet to 34.3 aircraft from 22.3, partially offset by the 11.8% appreciation of the real against the U.S. dollar during the year and the effects of our exchange rate hedging program. Aircraft rent per available seat kilometer decreased 17.7% due to the appreciation of the real against the U.S. dollar and higher aircraft utilization.

Aircraft insurance expense, which we incur in U.S. dollars, increased 16.0%, or R$4.1 million, due to a larger fleet size, partially offset by the 11.8% appreciation of the real against the U.S. dollar during the year, a decrease in average insurance premium rates and the effects of our exchange rate hedging program. Aircraft insurance per available seat kilometer decreased 22.6% due to the appreciation of the real against the U.S. dollar and the decrease in average insurance premium rates.

Sales and marketing expense increased 28.3%, or R$74.0 million, primarily due to higher bookings through travel agents, increased advertising expenses, costs due to the opening of four new operating bases, and higher credit card fees resulting from increased passenger revenues. We booked a substantial majority of our ticket sales through a combination of our website (81.3% in 2005 compared to 76.4% in 2004). Travel agents accounted for approximately 70% of our sales in 2005, 63% of which through the internet. Sales and marketing per available seat kilometer decreased 14.4% due to increased internet sales, lower sales and travel agent commissions and higher aircraft utilization rates.

Landing fees increased 61.0%, or R$35.0 million, due to a 39.9% increase in departures and a 26% increase in average landing tariffs because of increased international traffic, partially offset by increased average stage length. Landing fees per available seat kilometer increased 7.5%.

Aircraft and traffic servicing expense increased 22.4%, or R$16.8 million, primarily due to an increase in our operations from 38 to 45 airports served and a 39.9% increase in departures, partially offset by a reduction in technology costs. Aircraft and traffic servicing per available seat kilometer decreased 18.3% as a result of fixed costs being spread over a higher number of available seat kilometers.

Maintenance, materials and repairs increased 6.9%, or R$3.6 million, due to 12 average additional aircraft in operation as well as 34.3 airframe checks and engine repairs in 2005 as compared to 27 airframe checks and engine repairs in 2004. Maintenance, materials and repairs per available seat kilometer decreased 28.6% due to the appreciation of the real against the U.S. dollar and lower maintenance costs for airframe checks and engine repairs.

Depreciation increased 64.8%, or R$13.8 million, due primarily to an increase in our inventory of aircraft spare parts and, to a lesser extent, an increase in computer equipment resulting from the expansion of our operations. Depreciation per available seat kilometer increased 10.1% due to increased depreciable assets, offset by higher aircraft utilization rates.

Other operating expenses increased 81.8%, or R$44.4 million, due to an increase in general and administrative expenses related to the expansion of our operations, the increased lodging of flight crews, increased direct passenger expenses and interrupted flights. Other operating expenses per available seat kilometer increased 21.4% due to the expansion of our operations.

Other Income (Expense).    Interest expense and financial income (expense), net increased R$85.2 million, due to increases of R$106.0 million in interest income on cash balances, and an increase of R$13.9 million in capitalized interest, partially offset by an increase of R$5.9 million in interest expenses due to increased working capital financing.

Income Taxes.    Income taxes, as a percentage of income before taxes, decreased to 28% in 2005 from 34% in 2004. The reduction was principally due to the payment of a portion of a mandatory minimum dividend as interest in shareholder’s equity, which is deductible for corporate income tax purposes.

Year 2004 Compared to Year 2003

Our net income for the year 2004 increased to R$384.7 million from R$175.5 million for 2003, an increase of R$209.2 million. We had operating income of R$576.3 million in 2004, an increase of R$234.6 million from 2003, and our operating margin was 29.4%, an increase of 5.0% from 2003. Income before income taxes increased 122.3% to R$587.3 million, resulting in increased income and social contribution taxes to R$202.6 million in 2004 from R$88.7 million in 2003. Our effective tax rate was 34% in 2004 and 2003, respectively.

Net Operating Revenues.    Net operating revenues increased 40.0%, or R$560.3 million, due primarily to increased passenger revenues. Increased passenger revenues resulted from an 7.6% increase in our yield, a 16.3% increase in capacity and a 6.7% increase in our load factor from 64.3% to 71.1%. The increase in capacity was driven by the addition of over 100 regularly-scheduled departures. A 28.6% increase in revenue passenger kilometers resulted in an increase of our market share to 22.3% from 19.2% in 2003. Cargo and other revenue increased by R$24.0 million due primarily to increases in revenues from our cargo service operations. Revenue growth was facilitated by the average number of aircraft in service increasing from 21.6 to 22.3.

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

	Year Ended December 31,		Percent Change	Percentage of Net Revenues (2004)
	2003	2004
	(cost per available seat kilometer in R$ cents)
Operating expenses:
Salaries, wages and benefits	1.83	2.07	13.1%	9.3%
Aircraft fuel	4.10	5.19	26.6%	23.4%
Aircraft rent	2.51	2.21	(12.0)%	10.0%
Aircraft insurance	0.34	0.29	(14.7)%	1.3%
Sales and marketing	2.54	2.96	16.5%	13.4%
Landing fees	0.64	0.65	1.6%	2.9%
Aircraft and traffic servicing	0.78	0.85	9.0%	3.8%
Maintenance, materials and repairs	0.56	0.59	5.4%	2.7%
Depreciation	0.18	0.24	33.3%	1.1%
Other operating expenses	0.60	0.61	1.7%	2.8%

Total operating expenses	14.07	15.66	11.3	70.6%

Cost per flight hour	13.45	14.94	11.1%	—
Break-even load factor	50.8%	52.5%	3.3%	—

Salaries, wages and benefits increased 33.0%, or R$45.4 million, due to a 34.7% increase in full-time equivalent employees from 2,453 at the end of 2003 to 3,307 at the end of 2004, a 5.8% increase in wage rates due to cost of living increases, R$27.2 million in provisions for our profit sharing plan and crew training costs to support the addition of five Boeing 737-300 aircraft in the second half of 2004. Salaries, wages and benefits per available seat kilometer increased 13.2% due to the provision for profit sharing, partially offset by increased productivity per employee and higher capacity.

Aircraft fuel expense increased 49.0%, or R$150.9 million, primarily due to an increase in average fuel cost per liter of 24.2% and 53.0 million more liters of fuel being consumed (a 20.0% increase from 2003), partially offset by our fuel efficient fleet and pricing power, which helped to mitigate the increase in jet fuel prices. Aircraft fuel per available seat kilometer increased 26.6% due primarily to the increase in the average fuel cost per liter.

Aircraft rent, which we incur in U.S. dollars, increased 3.5%, or R$6.7 million, due to an increase in the average size of our fleet to 22.3 aircraft from 21.6, partially offset by a lower average rent for the five additional Boeing 737-300 aircraft that we are leasing on two- and three-year contracts to meet short-term capacity needs and the 8.1% appreciation of the real against the U.S. dollar. Aircraft rent per available seat kilometer decreased 12.0% due to high aircraft utilization of 13.6 block hours per day.

Aircraft insurance, which we incur in U.S. dollars, expense decreased 1.1%, or R$0.3 million, primarily due to the appreciation of the real against the U.S. dollar during the year and a decrease in our average insurance premium rates. Aircraft insurance per available seat kilometer decreased 14.7% due to the same reasons.

Sales and marketing expense increased 36.8%, or R$70.5 million, primarily due to increased ticket sales per real of passenger revenues, increased advertising expenses related to the opening of 11 new bases and higher credit card fees resulting from higher passenger revenues, partially offset by reductions in travel agency commissions. We sold 76.4% of our tickets through our website in 2004 as compared to 57.9% in 2003. Travel agents accounted for 74.9% of our online ticket sales in 2004 as compared to 75.9% in 2003. Sales and marketing per available seat kilometer increased 16.5% as a result of these factors.

Landing fees increased 19.8%, or R$9.5 million, due to a 16.2% increase in departures and a 3.0% increase in average landing tariffs. Landing fees per available seat kilometer increased 1.6%.

Aircraft and traffic servicing expense increased 27.4%, or R$16.1 million, due to the start-up of 11 new bases. Aircraft and traffic servicing per available seat kilometer increased 9.0% as a result of fixed costs relating to the new bases.

Maintenance, materials and repairs increased 23.2%, or R$9.8 million, due to 0.7 average additional aircraft in operation as well as 27 scheduled airframe checks and engine repairs in 2004, as compared to 19 performed in 2003. Maintenance, materials and repairs per available seat kilometer increased 5.4% due to the same reasons.

Depreciation increased 53.4%, or R$7.4 million, due primarily to a R$6.0 million depreciation of inventoried aircraft spare parts. Depreciation per available seat kilometer increased 33.3% due to the depreciation of the aircraft spare parts.

Other operating expenses increased 22.0%, or R$9.8 million, due to an increase in general and administrative expenses related to the expansion of our operations. Other operating expenses per available seat kilometer increased 4.9% due to the expansion of our operations.

Other Income (Expense).    Interest expense and financial income (expense), net decreased R$88.6 million, due to increases of R$32.3 million in interest income on cash balances and R$32.3 million in hedging gains, and decreases of R$10.7 million in interest expenses and R$11.0 million in exchange variation losses.

B. Liquidity and Capital Resources

In managing our liquidity, we take into account our cash and cash equivalents and short-term investments as well as our accounts receivable balances. Our accounts receivable balance is affected by the payment terms of our credit card receivables. Our customers can purchase seats on our flights using a credit card and pay in installments, typically creating a one- or two-month lag between the time that we pay our suppliers and expenses and the time that we receive payment for our services. When necessary, we obtain working capital loans, which can be secured by our receivables, to finance the sale-to-cash collection cycle. At December 31, 2005, we had cash and cash equivalents of R$106.3 million, short-term investments of R$762.7 million and accounts receivable of R$564.0 million, as compared to cash and cash equivalents of R$405.7 million, short-term investments of R$443.4 million and accounts receivable of R$386.4 million at December 31, 2004.

At December 31, 2005, we had 11 revolving lines of credit with six financial institutions, which allowed for total borrowings of up to R$340.0 million. As of December 31, 2005 and 2004, there were R$54.0 million (US$23.1 million) and R$112.3 million outstanding under these facilities, respectively. One of the revolving lines of credit is secured by the Company’s credit card receivables and allows for borrowing of up to R$50.0 million. As of December 31, 2005, there were no outstanding borrowings under this facility.

Operating Activities.    We rely primarily on cash flows from operations to provide working capital for current and future operations. Cash flows from operating activities totaled R$353.7 million in 2005, R$239.9 million in 2004 and R$85.2 million in 2003. The increase in operating cash flows over these periods was primarily due to the growth of our business. Net cash used for investing and financing activities was (R$653.1) million in 2005 and net cash provided by investing and financing activities was R$19.5 million in 2004. Net cash used in investing and financing activities was R$51.6 million in 2003. The increase in cash provided by financing activities in 2005 was due primarily to the capital we raised in our follow-on offering in May 2005.

Our operating cash flows are affected by the requirement under the terms of our aircraft operating leasing agreements that we establish maintenance reserve accounts for our aircraft that must be funded at specified levels. At December 31, 2005, we had R$408.8 million of deposits under our aircraft operating leases for aircraft and engine maintenance. We believe the amounts deposited in these reserve accounts currently exceed the amounts actually required to maintain our aircraft, given the young age of our fleet. As our fleet ages and maintenance costs increase, funds will be drawn from the maintenance reserve accounts to pay for structural maintenance. The amount we will be required to deposit in the maintenance reserve accounts will be affected by a number of factors in addition to our fleet size and number of hours flown, including changes in maintenance rates and the potential to substitute other instruments for cash deposits. We believe the amounts to be deposited will be sufficient to service our future aircraft and maintenance costs for the duration of the applicable operating leases.

We believe that we can meet our existing financial commitments and aircraft rent obligations with our cash and cash equivalents, and cash from operations, short-term investments and accounts receivable collected.

Investing Activities.    During 2005, capital expenditures were R$482.8 million, which included expenditures of R$169.4 million related to acquisitions of property and equipment and R$313.3 million of pre-delivery deposits for aircraft acquisitions. Our investing activities totaled R$801.8 million, which included the capital expenditures described before and R$319.3 million of purchases of short term investments. During 2004, capital expenditures were R$85.4 million, which included expenditures of R$42.0 million related to acquisitions of property and equipment and R$43.4 million of pre-delivery deposits for aircraft acquisitions. Our investing activities totaled R$533.0 million, which included the capital expenditures described before and R$443.4 million of purchases of short term investments. During 2003, capital expenditures were R$42.7 million, related to acquisitions of property and equipment.

Financing Activities.    Financing activities during 2005 consisted primarily of a reduction in short-term borrowings of R$64.3 million offset by the proceeds from the issuance of R$279.1 million of preferred shares in our follow-on offering in May 2005. Financing activities during 2004 consisted primarily of short-term borrowings of R$79.4 million and the issuance of R$470.4 million of preferred shares of Gol in our initial public offering in June 2004. Financing activities during 2003 consisted primarily of short-term borrowings of R$16.1 million and the issuance of R$94.2 million of preferred shares of Gol. We intend to increase our funded debt principally in the form of loans from government development banks and private financial institutions and finance leases related to the acquisition of aircraft.

We declared dividends of R$117.9 million for the fiscal year 2005. We declared R$60.7 million and R$26.5 million of dividends for the fiscal years 2004 and 2003, respectively, which were accrued on our balance sheet as “Other Current Liabilities” and paid in March 2004 and 2003, respectively. Under our by-laws, at least 25% of our adjusted net income, as calculated under Brazilian GAAP and adjusted under the Brazilian corporation law (which differs significantly from net income as calculated under U.S. GAAP), for the preceding fiscal year must be distributed as a mandatory annual dividend. The most significant adjustment to U.S. GAAP net income in arriving at adjusted net income under Brazilian GAAP relates to the accounting for additions to our maintenance deposits. Under U.S. GAAP, additions to our maintenance deposits are deferred and such deposits are charged to operating expense as maintenance is incurred. Under Brazilian GAAP, additions to our maintenance deposits are charged to operating expenses when made.

Capital Resources.    We typically finance our leased aircraft through operating lease financings. Although we believe that debt and/or operating lease financings should be available for our future aircraft deliveries, we cannot assure you that we will be able to secure financings on terms attractive to us, if at all. To the extent we cannot secure financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to continue to require working capital investment due to the use of credit card installment payments by our customers. We have one line of credit that is secured by our accounts receivable. We expect to meet our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by short-term credit lines.

We structure our growth plans in a way that is mindful of the DAC’s criteria for the granting of new routes and frequencies. Our growth plans contemplate operating approximately 88 aircraft by the end of 2010. On December 31, 2005 we had firm purchase orders with The Boeing Company for 65 737-800 Next Generation aircraft and we have options to purchase an additional 36 737-800 Next Generation aircraft. On December 31, 2005 we had 11 firm order aircraft scheduled to be delivered in 2006, 13 in 2007, 9 in 2008, 10 in 2009, 8 in 2010 and 14 after 2010. The purchase options are exercisable for deliveries between 2007 and 2010. Committed expenditures for these aircraft, based on aircraft list price and including estimated amounts for contractual price escalations and pre-delivery deposits, are US$775.4 million in 2006, US$859.7 million in 2007, US$540.1 million in 2008, US$700.2 million in 2009, US$585.7 million in 2010 and US$1,073.8 million after 2010. We expect to meet our pre-delivery deposits by using cash from operations or borrowings under short-term credit facilities and/or vendor financing. We expect to finance the balance of the purchase price of the Boeing 737-800 Next Generation aircraft through a combination of means, such as cash and funds generated from operations, low-interest bank financing and credit agreements, sale and leaseback transactions, additional equity or debt offerings and/or vendor financing. The firm orders represent a significant financial commitment for us. Pending the application of the proceeds from our public offerings, we have invested these proceeds in overnight deposits and deposit certificates with highly-rated Brazilian banks and temporary investments, mainly highly-rated Brazilian government bonds. As of December 31, 2005, we had approximately R$869.0 million of these temporary investments. Most of the temporary investments are held in an account managed by an unaffiliated, independent third party. Although the account manager has the discretion in selecting investment instruments for the managed account, this discretion is limited by the charter of the managed account and the cash management policies approved by our risk policies committee. See note 4 to our consolidated financial statements included elsewhere in this annual report. While we expect that a preliminary commitment to us from the Export-Import Bank of the United States to provide guarantees covering approximately 85% of the aggregate purchase price for the firm order aircraft will assist us in obtaining low-cost financing for the purchase of the firm order aircraft, we may be required to use our own cash resources for the remaining 15% of the aggregate purchase price for the firm order aircraft. To the extent that we do not have sufficient cash resources to do so, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would have an adverse impact on the execution of our growth strategy and business.

C. Research and Development, Patents and Licenses, etc.

We believe that the Gol brand has become synonymous with innovation and value in the Brazilian airline industry. We have filed requests for registration of the trademarks “GOL” and “GOL LINHAS AÉREAS

INTELIGENTES” with trademark offices in Brazil and in other countries, and have already been granted final registration of these trademarks in Argentina, Bolivia, Chile, Colombia, the European Union, the United States, Paraguay and Uruguay. A study conducted by the business magazine Isto e Dinheiro revealed that our trademark Gol is already on the eighth place of the most valuable trademarks in Brazil, with a brand value of R$326 million.

D. Trend Information

We expect to expand our operations by adding additional flights to existing domestic routes, adding new domestic routes where sufficient market potential exists and expanding into high-traffic centers in other South American countries. In 2005, we added nine destinations to our network and we intend to continue this growth strategy in Brazil and South America. As in previous years, in 2006 we will also concentrate on keeping our operating costs low and pursuing ways to make our operations more efficient.

Given the demand for our services, we believe that we will continue to have significant growth opportunities. We expect to benefit from economies of scale and reduce our average cost per available seat kilometer as we add additional aircraft to an established and efficient operating infrastructure. We currently have applications with the DAC to add additional routes and flight frequencies. We expect our operating capacity to increase 45% with the addition of up to 16 aircraft in 2006, which will increase our available seat kilometers and operating costs on an aggregate basis.

We expect jet fuel prices will continue to be high in 2006 and we plan to use our fuel and foreign exchange hedging programs to help protect us against short-term movements in crude oil prices and the real/ U.S. dollar exchange rate.

E. Off-Balance Sheet Arrangements

None of our operating lease obligations are reflected on our balance sheet. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

F. Tabular Disclosure of Contractual Obligations

Our non-cancelable contractual obligations at December 31, 2005 included the following (in millions of reais):

	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
Aircraft and engine operating leases	R$	902.7	R$	266.9	R$	435.0	R$	172.8	R$	28.0
Short-term borrowings	R$	54.0	R$	54.0		—		—		—

Total	R$	956.7	R$	320.9	R$	435.0	R$	172.8	R$	28.0

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Under our by-laws, we are managed by our Conselho de Administração, or board of directors, which is composed of at least five members and at most 11 members, and a Diretoria, or board of executive officers, which is composed of at least two and at most six members. According to the Differentiated Corporate Governance Practices (Level 2) introduced by BOVESPA, at least 20% of the members of our board of directors shall be “independent directors”, as defined by the BOVESPA.

Our by-laws provide for the establishment of a non-permanent Conselho Fiscal, or fiscal committee, to be comprised of three to five members. We also have corporate governance and nomination, audit, compensation, risk policies and financial policy committees comprised of members of our board of directors and non-board members, and management, executive policy, budget, investment, corporate governance and risk management and finance committees, comprised of members of our board of executive officers and senior managers.

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

In addition, according to the Level 2 practices, the company shall cause all new members of the board of directors to sign a statement of consent in which they undertake to comply with the regulations of the Differentiated Corporate Governance Practices (Level 2), their taking office is conditioned to signing of such document.

Also the members of the fiscal committee shall sign a statement of consent, in which they undertake to refer to arbitration rules, instituted by BOVESPA Arbitration Chamber, for resolution of disputes and/or controversies arising out of the application of the listing rules of the Differentiated Corporate Governance Practices, the listing agreement with the latter, the regulations of the BOVESPA, the provisions of the Brazilian corporation law, guidelines issued by the Brazilian authorities and the other rules applicable to the capital markets in general, involving the company, the shareholders, the managers and the members of the fiscal committee. The taking office of the members or the fiscal committee is also conditioned upon signing of such document.

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

Under our by-laws, the members of the board of directors are elected by the holders of our common shares at the annual general meeting of shareholders. Members of our board of directors serve the same one-year terms and may be re-elected. The terms of our current directors expire in 2006. Our by-laws do not provide for a mandatory retirement age for our directors.

The following table sets forth the name, age and position of each member of our board of directors. A brief biographical description of each member of our board of directors follows the table.

Name	Age	Position

Constantino de Oliveira	74	Chairman

Constantino de Oliveira Junior	37	Director

Henrique Constantino	34	Director

Joaquim Constantino Neto	39	Director

Ricardo Constantino	41	Director

Alvaro de Souza	56	Director

Antonio Kandir	51	Director

Luiz Kaufmann	59	Director

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

Henrique Constantino has been a member of our board of directors since March 2004. Mr. Constantino has also been a member of the board of directors of Gol since 2003. He has been the financial officer of the Áurea group since 1994. He participated in the creation of Gol and served as its financial officer from January 2001 to March 2003, when he became a member of the board. Mr. Constantino has a law degree from CEUB—Centro de Ensino Unificado de Brasília and has a Master in Business Administration degree from EAESP—FGV (Fundação Getúlio Vargas—São Paulo).

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

Luiz Kaufmann has been a member of our board of directors since December 2004. Mr Kaufmann has presided over several companies such as Aracruz Celulose S.A., Vésper, Petropar, Grupo Multiplic, Arthur D. Little, and was a partner at GP Investimentos. He was a member of several companies’ board of directors, including Pioneer Hi-Bred International, América Latina Logística, and Lojas Americanas. Luiz Kaufmann is also a member of Medial Saúde’s and VIVO’s Board of Directors, and chief executive officer of L. Kaufmann Consultores. He was a member of the Global Corporate Governance Advisory Board, which was comprised of 20 internationally renowned business leaders from 16 different countries, created to advance knowledge on the roles and responsibilities of boards of directors of international companies. Mr. Kaufmann is an independent member of our board of directors under the requirement of the SEC and NYSE listing standards. He is a member of our audit committee and our audit committee financial expert as defined by the current SEC rules.

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

According to the Level 2 practices, the company shall cause all new members of the executive office to sign a statement of consent in which they undertake to comply with the regulations of the Level 2, their taking office is conditioned upon signing of such document.

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

Name	Age	Position

Constantino de Oliveira Junior	37	President and Chief Executive Officer

David Barioni Neto	47	Vice President-Technical

Richard F. Lark, Jr	39	Vice President-Finance, Chief Financial Officer and Investor Relations Officer

Tarcisio Geraldo Gargioni	59	Vice President-Marketing and Services

Wilson Maciel Ramos	59	Vice President-Planning and Information Technology

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

Tarcisio Geraldo Gargioni has been an officer since May 2004. Mr. Gargioni has been an officer of Gol since 2001. From 1990 to 2000, Mr. Gargioni served as Commercial Director of VASP. Mr. Gargioni received a degree in Business Administration and a post-graduate degree in transport engineering from COOPEAD/ RJ, Brazil. Mr. Gargioni received a certificate in marketing from Fundação Getúlio Vargas—São Paulo.

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

For the fiscal year ended December 31, 2005, the aggregate compensation, including cash and benefits-in-kind, that we paid to the members of our board of directors and executive officers was approximately R$2.9 million.

Executive Stock Options

At a shareholders’ meeting held on May 25, 2004, our shareholders approved an executive stock option plan for key senior executive officers. Under this plan, we have issued to executive officers stock options to purchase up to 937,412 of our preferred shares at an exercise price of R$3.04 per share. One half of the options vested on October 25, 2004, with the remaining 50% vesting at the end of each quarter subsequent to October 25, 2004. Each option will expire two years after its vesting date. The preferred shares reserved for issuance pursuant to these options are in addition to and separate from those shares that are reserved for issuance under the plan described in the paragraph immediately below. During 2005, our executive officers exercised stock options for an aggregate of 703,579 preferred shares. For further information regarding our stock option plans, see Note 9 of our notes to our consolidated financial statements as of December 31, 2005 and 2004.

Stock Option Plan

Our stock option plan was approved at a special shareholders’ meeting held on December 9, 2004. The stock option plan is aimed at promoting our interests by encouraging management employees to contribute substantially to our success, by motivating them with stock options. The plan is managed by both our compensation committee and our board of directors.

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

In 2005, we issued stock options of up to 87,418 of our preferred shares to our directors and certain employees, at a weighted average exercise price of R$33.06 per share.

In 2006, we issued stock options of up to 12,398 of our preferred shares to our directors and certain employees, at a weighted average exercise price of R$47.30 per share.

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

Corporate Governance and Nomination Committee.    The corporate governance and nomination committee is responsible for the coordination, implementation and periodic review of “best practices” of corporate governance and for monitoring and keeping our board of directors informed about legislation and market recommendations addressing corporate governance. The committee also proposes individuals for consideration for election to our board of directors. The committee consists of up to five members elected by our board of directors for a one-year term. The corporate governance and nomination committee currently consists of Charles Barnsley Holland, Paulo César Aragão and Betania Tanure de Barros.

Audit Committee.    Our audit committee, which is not equivalent to, or comparable with, a U.S. audit committee, provides assistance to our board of directors in matters involving our accounting, internal controls, financial reporting and compliance. The audit committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of and coordinates with our independent auditors. The audit committee also evaluates the effectiveness of our internal financial and legal compliance controls. The audit committee is comprised of up to three members elected by the board of directors for a one-year term. The current members of our audit committee are Álvaro Souza, Antonio Kandir and Luiz Kaufmann. All members of the audit committee satisfy the audit committee membership independence requirements of the SEC and the independence and other standards of the NYSE. Luiz Kaufmann is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

Compensation Committee.    The compensation committee reviews and recommends to our board of directors the forms of compensation, including salary, bonus and stock options, to be paid to our directors and executive officers. The compensation committee also reviews and recommends revisions to the compensation policies applicable to our directors and executive officers and reviews our management’s career and succession plans. The compensation committee is comprised of up to three members elected by our board of directors for a one-year term. The compensation committee currently consists of Henrique Constantino, member of our board of directors, Marco Antonio Piller, Human Recourses Director of Gol and Marcos Roberto Morales.

Risk Policies Committee.    The risk policies committee conducts periodic reviews of the measures we take to protect the company against foreign exchange, jet fuel price and interest rate changes and analyzes the effect of such changes on our revenues and expenses, cash flow and balance sheet. The risk policies committee assesses the effectiveness of hedging measures taken during the previous quarter and approves recommendations for future changes and also conducts reviews of cash management activities. The risk policies committee meets on a quarterly basis and is comprised of our chief financial officer and two other members elected by our board of directors. The risk policies committee currently consists of Richard F. Lark, Jr., our chief financial officer, Henrique Constantino, one of our directors, and Barry Siler, a fuel hedging specialist and the chief executive officer of Kodiak Fuels.

Financial Policy Committee.    The financial policy committee prepares and approves our corporate finance policies, and examines their effectiveness and implementation; periodically examines our investment and financing plans, and makes recommendations to the Board of Directors; assesses the impact of the investment and financing plans on the capital structure of the company, and makes recommendations to the Board of Directors; and determines parameters for the maintenance of desired capital and liquidity structures, monitors their enforcement and approves the policies to be used in the subsequent quarter. The financial policy committee meets quarterly and is comprised of our chief financial officer and two other members elected by our board of directors. The financial policy committee currently consists of Richard F. Lark, Jr., our chief financial officer, and Henrique Constantino, a member of our board of directors.

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

As of December 31, 2005, we had 5,456 active employees, compared to 3,307, 2,453 and 2,072 active employees as of December 31, 2004, 2003 and 2002 respectively. As of December 31, 2005, we employed only full-time employees, which consisted of 720 pilots, 1,179 flight attendants, 889 mechanics, customer service representatives (including sales and marketing personnel and reservation agents), 2,219 airport and flight operations personnel and 449 management and administrative personnel. We also subcontract certain services, such as cargo handling, information technology, call center personnel and runway handling operations personnel.

We invest significant resources promoting the well being of our employees. In 2005, we allocated approximately 4% of our net income to health and safety matters, training, social contributions, employee meals and transportation, and profit sharing.

We train our own pilots and have promoted 28 co-pilots during 2005. We also provide extensive ongoing training for our pilots, flight attendants and customer service representatives. In addition to the required technical training, which follows the strictest international standards, we also provide comprehensive managerial training to our pilots and flight attendants through Crew Resource Management and Line Oriented Flight Training programs, emphasizing the importance of resource management to provide the best service to our passengers.

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

A national aviators’ union represents Brazil’s pilots and flight attendants, and six other regional aviation unions represent ground employees of air transportation companies. Approximately 4% of our employees are members of unions. Negotiations in respect of cost of living wage and salary increases are conducted annually between the workers’ unions and a national association of airline companies. There is no salary differential or seniority pay escalation among our pilots. Work conditions and maximum work hours are regulated by government legislation and are not the subject of labor negotiations. Since the commencement of our operations, we have not had a work stoppage by our employees and we believe that our relationship with our employees is good.

To motivate our employees and align their interests with our results of operations, we provide an annual profit sharing program to all of our employees. Under Brazilian law, companies may provide profit sharing programs that define mechanisms for distributing a portion of a company’s profits based upon the achievement of pre-defined targets established by the company. Our annual profit sharing programs are negotiated with a commission formed by our employees and approved by labor unions for the benefit of all of our unionized and non-unionized employees. For the purposes of our profit sharing program, a portion of profit sharing distributions are based upon the achievement of corporate profit targets and a portion of the distributions are based on the achievement of operational targets set for each of our departments. Based on the achievement of our annual profit targets, we made a profit sharing payment equivalent to 17% of one month’s salary, 3.7 months’ salary and over four months’ salary to each of our employees in 2003, 2004 and 2005, respectively. We have established a stock option plan for 18 of our management employees vesting over a 10 year period. In 2006, an additional 25 employees will be granted stock options under this plan.

E. Share Ownership

The members of our board of directors and our executive officers, on an individual basis and as a group, own less than 1% of our common stock. See “Item 7A.—Major Shareholdings and Related Party Transactions—Major Shareholders.” Aeropar Participações S.A., our largest shareholder, is a company indirectly controlled by Messrs. Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino, respectively. Comporte Participações S.A., which holds 3.9% of our preferred shares, is controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

For a description of stock options granted to our board of directors and our executive officers, see “—Compensation—Executive Stock Options” and “—Compensation—Stock Option Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of December 31, 2005, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

Each shareholder’s percentage ownership in the following table is based on the 109,448,497 common shares and 86,524,136 preferred shares outstanding as of December 31, 2005.

	Common Shares			Preferred Shares Beneficially Owned		Common and Preferred Shares Beneficially Owned
	Shares		(%)	Shares	(%)	Shares	(%)
Aeropar Participações S.A.(1)	109,448,477		100.0%	31,493,863	36.4%	140,942,340	71.9%
Comporte Participações S.A.(2)	—		—	3,351,775	3.9%	3,351,775	1.7%
Executive officers and directors as a group (8 persons)	14	(3)	*	703,587	0.8%	703,601	0.4%
Free Float	6		*	50,974,911	58.9%	50,974,917	26.0%
Total	109,448,497		100.0%	86,524,136	100.0%	195,972,633	100.0%

*	Represents ownership of less than 1%.
(1)

Aeropar Participações S.A. is a company controlled by Aller Participações S.A., a closely-held corporation headquartered in the City of São Paulo, State of São Paulo, at Rua Funchal, No. 551, 10th floor, part, enrolled with C.N.P.J. under No. 07.058.533/0001-73, Vaud Participações S.A., a closely-held corporation headquartered in the City of São Paulo, State of São Paulo, at Rua Funchal, No. 551, 10th floor, part, enrolled with C.N.P.J. under No. 07.058.553/0001-44, Thurgau Participações S.A., a closely-held corporation headquartered in the City of São Paulo, State of São Paulo, at Rua Funchal, No. 551, 10th floor, part, enrolled with C.N.P.J. under No. 07.061.067/0001-85 and Limmat

Participações S.A., a closely-held corporation headquartered in the City of São Paulo, State of São Paulo, at Rua Funchal, No. 551, 10th floor, part, enrolled with C.N.P.J. under No. 07.058.544/0001-53, which, in turn, are controlled by Messrs. Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino, respectively.

(2)	Comporte Participações S.A. is controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino. The address of Comporte Participações S.A. is Avenida Dom Jaime de Barros Câmara 300, suite 08, São Bernardo do Campo, São Paulo, 09895-400, Brazil.
(3)	Shares transferred to members of the board of directors for eligibility purposes.

According to our internal share record, which contains information regarding the ownership of our shares and the ADSs as filed by the holders of such shares and ADS, there were, at December 31, 2005, approximately 4 record holders of ADSs in the United States.

B. Related Party Transactions

According to the Level 2 regulations, the company shall forward and disclose to BOVESPA the information regarding every and any agreement entered by and between Gol and its affiliates and associate companies, its administrators, its controlling shareholder, as the case may be, as well as other corporations that make a group with any such persons, whether factual or by law, whenever they reach, with a single agreement or with successive agreements, with or without the same purpose, at any period of one year, an amount of R$0.2 million or more, or a value of 1% or more over the net equity of the company, whichever is higher.

Such announced information shall describe the scope of the agreement, the term, the price, the termination or completion conditions and any possible influence of the agreement upon administration or company business conducting.

We have engaged in a number of transactions with related parties, none of which have involved the issuance of guarantees.

Shareholders’ Agreement

Under the terms of our former shareholders’ agreement, five of the members of our board of directors have been appointed by Aeropar Participacoes S.A. BSSF Air Holdings LLC has the right to elect one member of our board of directors under the terms of our shareholders’ agreement as long as BSSF Air Holdings holds 5% or more of our total share capital. None of the current members of our board of directors had been elected by BSSF Air Holdings. Upon the exercise by our minority shareholders of any minority rights set forth under the Brazilian corporation law, BSSF Air Holding’s right to elect one member of our board of directors would have only prevailed to the extent that Aeropar Participacoes S.A. still retained the right to appoint the majority of our board of directors. The shareholders’ agreement terminated upon the sale by BSSF Air Holdings LLC of 9,179,189 of our preferred shares in our global public offering that closed on May 3, 2005.

Agreements with Áurea Administração e Participações S.A.

Headquarters lease agreement

On April 1, 2003 Gol entered into a five-year lease agreement with Áurea Administração e Participações S.A. for the lease of our headquarters located at Rua Tamoios, 246. The lease agreement provides for monthly payments of R$25,000, adjusted annually for inflation by the IGP-M index.

Transportation agreement

Gol has entered into exclusive bus transportation agreements with Expresso União Ltda. and Breda Serviços, which are companies controlled by Áurea Administração e Participações S.A. for the transportation of

Gol’s passengers, their baggage and Gol’s employees. In 2004 and 2005, Gol made total payments of approximately R$967,000 and approximately R$1,998,000, respectively, under these bus transportation agreements.

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 3. Key Information—Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to our operations, in large part linked to the routine demands related to the rights of consumers. As of December 31, 2005, we had R$21.6 million of provisions for legal and administrative actions. We believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect on our financial position, results of operations and cash flows.

ICMS

We are currently challenging the levy of Brazil’s state value added tax (the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS) on the import of our leased aircraft and engines from foreign countries. It is the understanding of our administration that the ICMS does not apply to these operations because of their status as leases, which by contractual obligation requires the return of the aircraft and engines. We believe that, by not having circulated the aircraft and engines, we are exempt from the ICMS.

On December 31, 2005, there were 29 judicial suits of this nature in the second instance, and seven in the first instance. The aggregate value of the ongoing disputes at December 31, 2005 was R$45.0 million.

We have not constituted provisions in regards to these processes because we understand that the possibility of loss in these instances are remote and that practices adopted in financial preparation, consistent with international patterns, do not require provisions for losses.

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

•	reduced by amounts allocated to the legal reserve;

•	reduced by amounts allocated to the statutory reserve, if any;

•	reduced by amounts allocated to the contingency reserve, if any;

•	reduced by amounts allocated to the unrealized profits reserve established by the company in compliance with applicable law (as discussed below);

•	reduced by amounts allocated to the reserve for investment projects (as discussed below); and

•	increased by reversals of reserves recorded in prior years.

Our by-laws do not provide for statutory or contingency reserves. Under the Brazilian corporation law and according to our by-laws, we are required to maintain a “legal reserve” to which we must allocate 5% of our “income” for each fiscal year until the amount of the reserve equals 20% of paid-in capital. We are not required to make any allocations to our legal reserve in respect of any fiscal year in which such reserve, when added to our capital reserves, exceeds 30% of our capital. Accumulated losses, if any, may be charged against the legal reserve. Other than that, the legal reserve can only be used to increase our capital. The legal reserve is subject to approval by the shareholders voting at the annual shareholders’ meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. Our calculation of net income and allocations to reserves for any fiscal year are determined on the basis of our non-consolidated financial statements prepared in accordance with the Brazilian corporation law.

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

The mandatory distribution is based on a percentage of adjusted non-consolidated net income, not lower than 25%, rather than a fixed monetary amount per share. If the by-laws of a corporation are silent in this regard, the percentage is deemed to be 50%. Under our by-laws, at least 25% of our adjusted non-consolidated net income, as calculated under Brazilian GAAP and adjusted under the Brazilian corporation law (which differs significantly from net income as calculated under U.S. GAAP), for the preceding fiscal year must be distributed as a mandatory annual dividend. Adjusted net income means the net income after any deductions for the legal reserve and contingency reserves and any reversals of the contingency reserves created in previous fiscal years. The Brazilian corporation law, however, permits a publicly held company, such as we are, to suspend the mandatory distribution of dividends in any fiscal year in which the board of directors reports to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. The suspension is subject to the approval at the shareholders’ meeting and review by members of the fiscal committee. While the law does not establish the circumstances in which payment of the mandatory dividend would be “inadvisable” based on the company’s financial condition, it is generally agreed that a company need not pay the mandatory dividend if such payment threatens the existence of the company as a going concern or harms its normal course of operations. In the case of publicly held corporations, the board of directors must file a justification for such suspension with the CVM within five days of the relevant general meeting. If the mandatory dividend is not paid and funds are available, those funds shall be attributed to a special reserve account. If not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits.

Payment of Dividends

We are required by the Brazilian corporation law to hold an annual general shareholders’ meeting by no later than April 30 of each year, at which time, among other things, the shareholders have to decide on the payment of an annual dividend. Additionally, interim dividends may be declared by the board of directors. Any holder of record of shares at the time of a dividend declaration is entitled to receive dividends. Dividends on shares held through depositaries are paid to the depositary for further distribution to the shareholders. Commencing in the first quarter of 2006, we intend to pay dividends quarterly.

Under the Brazilian corporation law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. Pursuant to our by-laws, unclaimed dividends do not bear interest, are not monetarily adjusted and revert to us three years after dividends were declared. See “Item 10.B. Memorandum of Articles of Association—Description of Capital Stock.”

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

Holders of ADSs have the benefit of the electronic registration obtained from the Central Bank, which permits the depositary and the custodian to convert dividends and other distributions or sales proceeds with respect to the preferred shares represented by ADSs into foreign currency and remits the proceeds outside Brazil. In the event the holder exchanges the ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after the exchange. Thereafter, in order to convert foreign currency and remit outside Brazil the sales proceeds or distributions with respect to the preferred shares, the holder must obtain a new certificate of registration in its own name that will permit the conversion and remittance of such payments through the commercial rate exchange market. See “Item 10.B. Memorandum of Articles of Association—Description of Capital Stock—Regulation of Foreign Investment and Exchange Controls.”

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

Interest Attributable to Shareholders’ Equity

Under Brazilian tax legislation effective January 1, 1996, Brazilian companies are permitted to pay “interest” to holders of equity securities and treat such payments as an expense for Brazilian income tax purposes and, beginning in 1998, for social contribution purposes. The purpose of the tax law change is to encourage the use of equity investment, as opposed to debt, to finance corporate activities. Payment of such interest may be made at the discretion of our board of directors, subject to the approval of the shareholders at a general shareholders’ meeting. The amount of any such notional “interest” payment to holders of equity securities is limited in respect of any particular year to the daily pro rata variation of the TJLP, as determined by the Brazilian Central Bank from time to time, and may not exceed the greater of:

•	50% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; or

•	50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect of which such payment is made.

For Brazilian GAAP accounting purposes, although the interest charge must be reflected in the statement of operations to be tax deductible, the charge is reversed before calculating net income in the statutory financial statements and deducted from shareholders’ equity in a manner similar to a dividend. Any payment of interest in respect of preferred shares (including the ADSs) is subject to Brazilian withholding income tax at the rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven jurisdiction (see “Item 10. Taxation—Material Brazilian Tax Considerations”). If such payments are accounted for, at their net value, as part of any mandatory dividend, the tax is paid by the company on behalf of its shareholders, upon distribution of the interest. In case we distribute interest attributed to shareholders’ equity in any year, and that distribution is not accounted for as part of mandatory distribution, Brazilian income tax would be borne by the shareholders. For U.S. GAAP accounting purposes, interest attributable to shareholders’ equity is reflected as a dividend payment.

Under our by-laws, interest attributable to shareholders’ equity may be treated as a dividend for purposes of the mandatory dividend.

The following table sets forth the distributions out of net income that we made or will make to our shareholders in respect of our 2003, 2004 and 2005 net income. All these amounts distributed or to be distributed were or will be in the form of interest attributed to shareholders’ equity.

Year Ended December 31,	Payment Dates		Payment per Share		Payment per ADS			Aggregate Amount Distributed(1)		Pay-out Ratio(2)
2003	March 2004		R$	0.16	R$	0.16	(3)	R$	26.5	25.0%
2004	April 2005		R$	0.32	R$	0.32	(3)	R$	60.7	26.6%
2005	April 2006	*	R$	0.60	R$	0.60	(3)	R$	117.9	29.2%

(1)	In millions of reais.
(2)	Represents distribution divided by net income, as calculated under Brazilian GAAP and adjusted under the Brazilian corporation law.
(3)	Adjusted for the 2:1 ADS ratio change in December 2005.
*	Expected payment date

Dividend Policy

We intend to declare and pay dividends and/or interest attributed to shareholders’ equity, as required by the Brazilian corporation law and our by-laws. Commencing in the first quarter of 2006, we intend to pay dividends quarterly. Our board of directors may approve the distribution of dividends and/or interest attributed to shareholders’ equity, calculated based on our non-consolidated semiannual or quarterly financial statements. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common shares. The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and shareholders. Within the context of our tax planning, we may in the future continue determining that it is to our benefit to distribute interest attributed to shareholders’ equity.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

In the United States, our preferred shares trade in the form of ADS. Since December 2005 each ADS represents one preferred share, issued by The Bank of New York, as Depositary pursuant to a Deposit Agreement. On December 13, 2005, we executed a 2:1 ADS split, changing to ratio of one ADS representing two preferred shares to one ADS representing one preferred share, as approved by a meeting of the Board of Directors of the Company on November 8, 2005. The ADSs commenced trading on the NYSE on June 24, 2004. As of December 31, 2005, the ADSs represented approximately 52% of our preferred shares and 88% of our current global public float. The following table sets forth the reported high and low closing sales prices for the ADSs on the NYSE for the periods indicated.

	US$ per ADS(1)
	Low	High	Average(2)
2004
Annual	8.20	16.45	10.47
First quarter	—		—
Second quarter	8.50	9.11	8.72
Third Quarter	8.20	10.61	9.08
Fourth Quarter	9.68	16.45	12.02
2005
Annual	12.20	28.74	16.57
First quarter	12.57	16.51	14.60
Second quarter	12.20	16.56	14.62
Third Quarter	14.06	18.00	15.88
Fourth Quarter	15.50	28.74	21.17
Last Six Months
September 2005	15.25	16.65	15.93
October 2005	15.50	17.61	16.69
November 2005	18.79	22.76	20.83
December 2005	23.47	28.74	25.77
January 2006	25.25	30.68	27.39
February 2006	29.08	34.12	31.52

Source: Bloomberg

(1)	Reflecting the ADS ratio change from one ADS representing two preferred shares to one ADS representing one preferred share, occurred in December 2005.
(2)	Calculated as average of closing prices for the period.

Our preferred shares began trading on the São Paulo Stock Exchange on June 24, 2004. The following table sets forth the reported high and low closing sale prices for our preferred shares on the BOVESPA, for the periods indicated.

	Reais per Preferred Share
	Low	High	Average(1)
2004
Annual	25.00	44.31	29.83
First quarter	—	—	—
Second quarter	26.31	28.45	27.10
Third Quarter	25.00	30.11	26.78
Fourth Quarter	27.25	44.31	33.18
2005
Annual	32.24	66.90	40.00
First quarter	34.00	42.60	38.89
Second quarter	32.24	39.88	36.29
Third Quarter	33.53	42.00	37.19
Fourth Quarter	35.05	66.90	47.64
Last Six Months
September 2005	35.20	39.00	36.80
October 2005	35.05	40.00	37.44
November 2005	42.00	50.45	46.06
December 2005	51.90	66.90	58.96
January 2006	58.70	67.81	62.12
February 2006	63.67	72.00	67.68

Source: Bloomberg

(1)	Calculated as average of closing prices for the period.

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

The BOVESPA is a nonprofit entity owned by its member brokerage firms. Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized nonmembers. The BOVESPA has two open outcry trading sessions each day from 11:00 a.m. to 6:00 p.m., São Paulo time, for all securities traded on all markets, except during daylight savings time in the United States. During daylight savings time in the United States, usually the sessions are from 10:00 a.m. to 17:00 p.m., São Paulo time, to closely mirror the NYSE trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m.

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

The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 2005, the aggregate market capitalization of the 381 companies listed on the BOVESPA was equivalent to R$1,128 billion and the 10 largest companies listed on the BOVESPA represented approximately 52% of the total market capitalization of all listed companies. In contrast, as of December 2005, the aggregate market capitalization of the nearly 2,800 companies listed on the NYSE was US$21.4 trillion and the 10 largest companies listed on the NYSE represented approximately 11.1% of the total market capitalization of all listed companies. The average daily trading volume of BOVESPA and NYSE for December 2005 was approximately R$1,783 million and US$55,168 millions, respectively. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the time and price you desire.”

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

To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading, (b) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, (c) comply with minimum quarterly disclosure standards including cash flow statements, (d) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the issuer; (e) submit any existing shareholders’ agreements and stock option plans to the BOVESPA; and (f) make an annual calendar announcing scheduled corporate events, bringing information on the company, the event, date and time it is going to take place; any changes in the schedule shall be promptly forwarded to BOVESPA and published.

To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) comply with all of the listing requirements for Level 1 companies, (b) grant tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares and 80% of the price paid per share for controlling block preferred shares, (c) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as: (i) any transformation of the company into another corporate form, (ii) any merger, consolidation or spin-off of the company, (iii) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder, (iv) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (v) appointment of an independent company, with renowned expertise, to ascertain the economic value of the company in connection with any deregistration and delisting tender offer, and (vi) any changes to these voting rights, (d) have a board of directors comprised of at least five members, of which at least 20% shall be “independent”, as defined by the BOVESPA, with a term limited to two years, (e) if it elects to delist from the Level 2 segment, hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be the economic value determined by an appraisal process), and, for the same purposes, in the case of companies with diffuse control (controlling power exercised by the shareholder holding less than 50% of the voting capital and per group of shareholders who are not signatories of voting agreements and which is not under a common control and does not act as a representative of a common interest) to comply with complementary rules to be issued by BOVESPA,; (f) disclose: (i) quarterly financial statements in English or prepared in accordance with U.S. GAAP or International Financial Reporting Standards (IFRS); and (ii) annual financial statements in English, including cash flow statements, prepared in accordance with U.S. GAAP or International Financial Reporting Standards ( IFRS), in American Dollars or reais, and (g) adhere exclusively to the rules of the BOVESPA Arbitration Chamber for resolution of disputes involving the controlling shareholders, the managers and the members of the fiscal committee.

To be listed in the Novo Mercado, an issuer must meet all of the requirements described above, in addition to (a) issuing only voting shares and ensure that all the shares will be composed exclusively of common shares, (b) granting tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares.

In May 2004, we entered into an agreement with the BOVESPA to comply with the requirements to become a Level 2 company. Upon the closing of our global public offering of our preferred shares on May 3, 2005, we are in compliance with the requirement to achieve a free float of 25% of our preferred shares. In addition to complying with Level 2 requirements, we have also granted tag-along rights to holders of our preferred shares in connection with a transfer of control of our company, offering preferred shareholders 100% of the price paid per common share of controlling block shareholders. Furthermore, we prepare quarterly financial statements in accordance with U.S. GAAP. In 2005, we were included in the following indexes: IbrX100 (Índice Brasil, Index Brazil), IGC (Índice de Ações com Governanca Corporativa Diferciada, Special Corporate Governance Index), ITAG (Índice de Ações com Tag Along Diferciado, Special Tag Along Stock Index) and MSCI (Morgan Stanley Capital International Index), which reflects our increased market capitalization and liquidity of our preferred shares.

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

Trading on the BOVESPA by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares underlying the ADSs must, on behalf of the depositary for the ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereof. If you exchange your ADSs for preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for five business days after the exchange. Thereafter, you may not be able to obtain and remit abroad non-Brazilian currency upon the disposition of or distributions relating to the preferred shares, and will be subject to a less favorable tax treatment on gains with respect to the preferred shares, unless you obtain a new electronic certificate of foreign capital registration or qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on the BOVESPA without obtaining separate electronic certificates of foreign capital registration. See “Item 10.B. Memorandum of Articles of Association—Description of Capital Stock—Regulation of Foreign Investment.”

Disclosure Requirements

Pursuant to CVM Rule No. 358, of January 3, 2002, the CVM revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

Such requirements include provisions that:

•	establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the general meeting of shareholders and of management of the company, or any other facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities’ underlying rights;

•	specify examples of facts that are considered to be material, which include, among others, the execution of shareholders’ agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

•	oblige the officer of investor relations, controlling shareholders, other officers, directors, members of the audit committee and other advisory boards to disclose material facts;

•	require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;

•	require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year;

•	establish rules regarding disclosure requirements in the acquisition and disposal of a material stockholding stake; and

•	forbid the use of insider information.

Changes in the Brazilian Corporation Law

On October 31, 2001, Law No. 10,303, amending the Brazilian corporation law, was enacted. The main goal of Law No. 10,303 is to broaden the rights of minority shareholders. Law No. 10,303:

•	obligates our controlling shareholders to make a tender offer for our shares if it increases its interest in our share capital to a level that materially and negatively affects the liquidity of our shares, as defined by the CVM;

•	requires any acquirer of control to make a tender offer for our common shares at a price equal to 80% of the per share price paid for the controlling block of shares;

•	authorizes us to redeem minority shareholders’ shares if, after a tender offer, our controlling shareholders increase their participation in our total share capital to more than 95%;

•	entitles dissenting or, in certain cases, non-voting shareholders to obtain redemption upon a decision to conduct a spin-off that results in (a) a change of our corporate purpose, (b) a reduction in the mandatory dividend or (c) any participation in a group of companies (as defined by the Brazilian corporation law);

•	requires that the preferred shares have one of the following advantages in order to be listed and to trade on a stock exchange: (a) priority in receipt of dividends corresponding to at least 3% of the book value per share (after this priority condition is met, equal conditions apply to common shares); (b) dividends 10% higher than those paid for common shares; or (c) a tag-along right at 80% of the price paid to the controlling shareholder in case of a transfer control. No withdrawal rights arise from such amendments made before December 31, 2002;

•	entitles shareholders that are not controlling shareholders but that together hold (a) preferred shares representing at least 10% of our total share capital or (b) common shares representing at least 15% of our voting capital the right to appoint one member and an alternate to our board of directors. If no group of common or preferred shareholders meets the thresholds described above, shareholders holding preferred or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member and an alternate to our board of directors. Until 2005, the board members that may be elected pursuant to (a) above or by the combined holdings of holders of preferred and common shares are to be chosen from a list of three names drawn up by the controlling shareholder. Any such members elected by the minority shareholders will have veto powers on the selection of our independent auditors;

•	requires controlling shareholders, shareholders that appoint members of our board of directors or fiscal council and members of our board of directors, board of executive officers or fiscal council to file immediately with the CVM and the stock exchanges (or the over-the-counter markets on which our securities are traded) a statement of any change in their shareholdings; and

•	requires us to send copies of the documentation we submit to our shareholders in connection with shareholders meetings to the stock exchanges on which our shares are most actively traded.

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

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, both the Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of the Brazilian Corporate Law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. The Brazilian Corporate Law requires that our directors be elected by our shareholders at a general shareholders’ meeting. Five of our directors are elected by, and represent, our controlling shareholder.

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

Nominating/Corporate Governance Committee

NYSE rules require that listed companies have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. Our corporate governance and nomination committee is responsible for the coordination, implementation and periodic review of “best practices” of corporate governance and for monitoring and keeping our board of directors informed about legislation and market recommendations addressing corporate governance. The committee also proposes individuals to be considered for election to our board of directors. The committee consists of up to five members elected by our board of directors for a one-year term of office. Currently, the corporate governance and nomination committee consists of Charles Barnsley Holland, Paulo César Aragão and Betania Tanure de Barros.

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

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Our internal audit and compliance department was created in 2004 under the supervision of our chief financial officer and our audit committee and is responsible for our compliance with the requirements of Section 404 of the U.S. Sarbanes Oxley Act of 2002 regarding internal control over financial reporting. The internal audit and compliance department reports to our chief executive officer and the audit committee.

Sarbanes Oxley of 2002

We maintain controls and procedures designed to ensure that it is able to collect the information it is required to disclose in the reports it files with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. During 2005, we further improved our internal control over financial reporting in accordance with Section 404 of the U.S Sarbanes Oxley Act of 2002, one year before this requirement becomes obligatory to us as a non-U.S. company. We are one of the first Latin American companies to give the relevant officer certifications regarding these controls and procedures. The certifications are included as Exhibits 12.1 and 12.2 to this Annual Report. We expect various gains from the implementation of these controls and procedures, such as improved risk management and better operational and financial controls.

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

Description of Capital Stock

General

The Registrant became the parent company of Gol on March 29, 2004, when all of the common shares, Class A preferred shares and Class B preferred shares of Gol (except for five common shares and three Class B preferred shares of Gol that are held by members of Gol’s board of directors for eligibility purposes) were contributed to the Registrant by the shareholders of Gol in exchange for the applicable number of either common shares or preferred shares of the Registrant. As a result of this reorganization, 41,499,995 common shares of Gol were exchanged for 109,448,267 common shares and 6,751,719 preferred shares of the Registrant, 10,375,000 Class A preferred shares of Gol were exchanged for 29,049,994 preferred shares and 6 common shares of the Registrant and 8,408,206 Class B preferred shares of Gol were exchanged for 23,542,977 preferred shares of the Registrant. The reorganization did not affect our operations in any respect. The aggregate number of our common and preferred shares outstanding was increased to 168,793,243 as the result of a 2.80-for-one stock split on May 25, 2004 (which includes 224 common shares and 56 preferred shares of the Registrant that were issued in connection with its formation on March 12, 2004). On June 24, 2004, the Registrant completed its initial public offering through the issuance of 18,750,000 preferred shares in the form of ADSs in the United States and other countries outside Brazil and in the form of preferred shares in Brazil. On April 28, 2005, the Registrant completed a primary and secondary offering of 16,905,000 preferred shares in the form of ADSs in the United States and other countries outside Brazil and in the form of preferred shares in Brazil. In addition, during 2005, our executive officers exercised stock options for an aggregate of 703,579 preferred shares. As a result, our capital structure currently consists of 109,448,497 common shares and 86,524,236 undesignated preferred shares, all with no par value. We are a stock corporation (sociedade anônima) incorporated under the laws of Brazil.

Issued Share Capital

Under our by-laws, our authorized capital as of December 31, 2005 was R$1.2 billion, and can be increased by the issuance of preferred or common shares, after approval by our board of directors. Our shareholders must approve any capital increase that exceeds our authorized capital. Under our by-laws and the Brazilian corporation law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their holdings. See “—Preemptive Rights.”

Regulation of Foreign Investment

There are no general restrictions on ownership of our preferred shares or common shares by individuals or legal entities domiciled outside Brazil, except for those regarding airline companies (see “—Regulation of the Brazilian Civil Aviation Market”). However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank.

Foreign investors may register their investment under Law No. 4,131 of September 3, 1962, or Law No. 4,131, or Resolution No. 2,689 of January 26, 2000 of the CMN, or Resolution No. 2,689. Registration under Law No. 4,131 or under Resolution No. 2,689 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution No. 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 20% or that restricts the disclosure of shareholder composition or ownership of investments.

Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad.

Pursuant to Resolution No. 2,689, foreign investors must:

•	Appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

•	complete the appropriate foreign investor registration form;

•	register as a foreign investor with the CVM; and

•	register the foreign investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM. The right to convert dividend payments and proceeds from the sale of our capital stock into foreign currency and to remit these amounts outside Brazil is subject to restrictions under foreign investment legislation, which generally requires, among other things, that the relevant investment be registered with the Central Bank. Restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the preferred shares represented by ADSs, or holders who have exchanged ADSs for preferred shares, from converting dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to grant, any required governmental approval for conversions of reais payments and remittances abroad of amounts owed to holders of ADSs could adversely affect holders of ADSs.

Resolution No. 1,927 of the CMN, which is the restated and amended Annex V to Resolution No. 1,289 of the CMN, or the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. We will file an application to have the ADSs approved under the Annex V Regulations by the Central Bank and the CVM, and we will have received final approval before the completion of this offering.

The custodian will obtain on behalf of the depositary an electronic certificate of foreign capital registration with respect to the ADSs sold in the international offering. This electronic registration is carried on through the Central Bank Information System, or SISBACEN. Pursuant to the registration, the custodian and the depositary will be able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs surrenders such ADSs and withdraws preferred shares, the holder will be entitled to continue to rely on the depositary’s registration for five business days after the withdrawal, following which such holder must seek to obtain its own electronic certificate of foreign capital registration. Thereafter, unless the preferred shares are held pursuant to Resolution No. 2,689, by a duly registered investor, or, if not a registered investor under Resolution No. 2,689, a holder of preferred shares applies for and obtains a new certificate of registration, the holder may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, the preferred shares, and the holder, if not registered under Resolution No. 2,689, will be subject to less favorable Brazilian tax treatment than a holder of ADSs. In addition, if the foreign investor resides in a tax haven jurisdiction, the investor will also be subject to less favorable tax treatment. See “Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—If you surrender the ADSs and withdraw our preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages” and “Taxation—Brazilian Tax Consequences.”

Description of Preferred Shares

According to our by-laws, similar to preferred shares of companies incorporated under the laws of the State of Delaware, our preferred shares are non-voting. However, under certain limited circumstances provided for in the Brazilian corporation law and as described in this section, holders of our preferred shares may be entitled to vote. Upon liquidation, holders of preferred shares are entitled to receive distributions prior to the holders of our common shares.

Also unlike holders of preferred shares of companies incorporated under the laws of the State of Delaware, which typically do not have the benefit of tag-along rights, according to our by-laws, holders of our preferred shares are entitled to be included in a public tender offer in case our controlling shareholder sells its controlling stake in us, and the minimum price to be offered for each preferred share is 100% of the price paid per share of the controlling stake.

Under Brazilian law, the protections afforded to minority shareholders are different from those in the United States. In particular, judicial guidance with respect to shareholder disputes is less established under Brazilian law than U.S. law and there are different procedural requirements for bringing shareholder lawsuits, such as shareholder derivative suits. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

Redemption and Rights of Withdrawal

Similar to dissenting shareholders of corporations incorporated under the State of Delaware, under the Brazilian corporation law, a dissenting or non-voting shareholder has the right to withdraw from a company and be reimbursed for the value of the preferred or common shares held whenever a decision is taken at a general shareholders’ meeting by a vote of shareholders representing at least 50% of the total outstanding voting capital to:

•	create a new class of preferred shares or increase disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by our by-laws (our by-laws allow us to do so);

•	modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;

•	reduce the mandatory distribution of dividends;

•	merge or consolidate us with another company;

•	participate in group of companies as defined in the Brazilian corporation law and subject to the conditions set forth therein;

•	change our corporate purpose, including a sale of the voting control of Gol to a third party;

•	transfer all of our shares to another company or receive shares of another company in order to make the company whose shares were transferred a wholly owned subsidiary of such company, known as incorporação de ações;

•	conduct a spin-off that results in (a) a change of our corporate purposes, except if the assets and liabilities of the spin-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under the Brazilian corporation law; or

•	dissolution of the company or terminating a state of liquidation.

In the event that the entity resulting from a merger, consolidation, or incorporação de ações, or spin-off of a listed company fails to become a listed company within 120 days of the shareholders meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal right.

If there is a resolution to (a) merge or consolidate us with another company; (b) incorporação de ações; (c) participate in a group of companies, as defined under the Brazilian corporation law, or (d) acquire control of another company, the withdrawal rights are exercisable only if our shares do not satisfy certain tests of liquidity and dispersal of the type or class of shares in the market at the time of the general meeting.

Only holders of shares adversely affected by the changes mentioned in the first and second items above may withdraw their shares.

The right of withdrawal lapses 30 days after publication of the minutes of the relevant general shareholders’ meeting that approved the corporate actions described above. In the case of the changes mentioned in the first and second items above, the resolution is subject to confirmation by the preferred shareholders, which must be obtained at a special meeting held within one year. In those cases, the 30-day term is counted from the date of publication of the minutes of the special meeting. We would be entitled to reconsider any action triggering appraisal rights within 10 days following the expiration of such rights if the redemption of shares of dissenting or non-voting shareholders would jeopardize our financial stability. Shares to be purchased by us from the dissenting or non-voting shareholders exercising appraisal rights will be valued at an amount equal to the lesser of the ratable portion attributable to such shares of our shareholders’ equity as shown on the last balance sheet approved at a general shareholders’ meeting (book value) and the ratable portion attributable to such shares of the economic value of the company, pursuant to an appraisal report produced in accordance with the provisions of the Brazilian corporation law. If more than 60 days have elapsed since the date of such balance sheet, dissenting shareholders may require that the book value of their shares be calculated on the basis of a new balance sheet. As a general rule, shareholders who acquire their shares after the first notice convening the general shareholders’ meeting or after the relevant press release concerning the meeting is published will not be entitled to appraisal rights.

For purposes of the right of withdrawal, the concept of “dissenting shareholder,” under the Brazilian corporation law, includes not only those shareholders who vote against a specific resolution, but also those who abstain from voting, who fail to attend the shareholders meeting or who do not have voting rights. The concept of “dissenting shareholder” under the Brazilian corporation law differs from that of “dissenting shareholder” under Delaware law, under which a dissenting shareholder is generally a shareholder who objects to a proposed corporate action and demands payment for his or her shares before such action is voted upon.

Preemptive Rights

Each of our shareholders generally has a preemptive right to subscribe for shares or convertible securities in any capital increases, in proportion to its shareholdings. A minimum period of 30 days, unless a shorter period is established by our board of directors, following the publication of notice of the capital increase is allowed for the exercise of the right and the right is negotiable. In the event of a capital increase which would maintain or increase the proportion of capital represented by preferred shares, holders of ADSs or preferred shares would have preemptive rights to subscribe only to newly issued preferred shares. In the event of a capital increase which would reduce the proportion of capital represented by preferred shares, holders of ADSs or preferred shares would have preemptive rights to subscribe for preferred shares, in proportion to their shareholdings, and for common shares, only to the extent necessary to prevent dilution of their equity participation. (See “Risks

Relating to the ADSs and Our Preferred Shares—Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares”). Our by-laws provide that our board of directors may, within the limit of its authorized capital, withdraw preemptive rights to existing shareholders in connection with an increase in share capital through sale in stock exchanges, public offerings or public exchange offers. In addition, Brazilian corporation law provides that the granting or exercise of stock options pursuant to certain stock option plans is not subject to preemptive rights. Shareholders of corporations incorporated under the laws of the State of Delaware generally do not have preemptive rights unless set forth specifically in such corporations’ charters.

Voting Rights

Each common share entitles its holder to one vote at our shareholders’ meetings. Preferred shares have no voting rights, except that each preferred share entitles its holder to one vote at our shareholders’ meeting to decide on certain specific matters, such as:

•	any transformation of the company into another corporate type; (b) any merger, consolidation or spin-off of the company;

•	approval of any transactions between the company and its controlling shareholder or parties related to the controlling shareholder;

•	approval of any evaluation of assets to be delivered to the company in payment for shares issued in a capital increase;

•	appointment of an expert to ascertain the fair value of the company in connection with any deregistration and delisting tender offer;

•	any changes to these voting rights; and

•	approval of a change of our corporate purpose.

Holders of preferred shares are entitled to attend shareholders’ meetings and to participate in the discussions. The Brazilian corporation law provides that non-voting shares, such as preferred shares, may acquire voting rights if the company fails to distribute fixed or minimum dividends in connection with such shares for three consecutive fiscal years and will retain such voting rights until the distribution of such fixed or minimum dividends. (See “Risks Relating to the ADSs and Our Preferred Shares—Holders of the preferred shares may not receive any dividends”).

According to the Brazilian corporation law, any change in the preferences or rights of our preferred shares, or the creation of a class of shares having priority over our preferred shares, unless such change is authorized by our by-laws, would require the approval of our preferred shareholders in a special shareholders’ meeting in addition to approval by a majority of the holders of our outstanding voting shares. The holders of preferred shares would vote as a class at the special meeting.

The Brazilian corporation law grants (i) holders of preferred shares without voting rights (or with restricted voting rights) representing 10% of the total issued capital stock, and (ii) holders of our common shares that are not part of the controlling group, and represent at least 15% of the voting capital stock, the right to appoint a member to the board of directors, by voting during the annual shareholders’ meeting. If none of our non-controlling holders of common or preferred shares meets the respective thresholds described above, holders of preferred or common shares representing at least 10% of the share capital would be able to combine their holdings to appoint one member and an alternate to our board of directors. Such rights may only be exercised by those shareholders who prove that they have held the required stake with no interruption during at least the three months directly preceding our annual shareholders meeting. Until 2005, the board members that may be elected by the preferred shareholders as described above must be chosen from a list of three names indicated by our controlling shareholders.

Holders of common shares are entitled to certain rights that cannot be amended by changes in the by-laws or at a general shareholders’ meeting, which include (i) the right to vote at general shareholders’ meetings; (ii) the right to participate in distributions of dividends and interest on capital and to share in the remaining assets of the company in the event of liquidation; (iii) preemptive rights in certain circumstances; and (iv) the right to withdraw from the company in certain cases. In addition to those rights, the by-laws or a majority of the voting shareholders may establish additional rights and, likewise, remove them. Currently, our by-laws do not establish any rights in addition to those already set forth by the Brazilian corporation law. The Level 2 of Differentiated Corporate Governance Practices, which we will comply with, provides for the granting of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions.

Controlling shareholders may nominate and elect a majority of the members of the board of directors of Brazilian companies. In a Brazilian company, management is not entitled to nominate directors for election by the shareholders. Non-controlling shareholders and holders of non-voting shares are entitled to elect representatives to the board, as described above. Holders of a threshold percentage of the voting shares may also request, up to 48 hours prior to any general shareholders’ meeting, that the election of directors be subject to cumulative voting. The threshold percentage required for cumulative voting for a corporation such as ours is currently 5% of the outstanding shares. Shareholders who vote to elect a representative of the non-controlling shareholders may not cast cumulative votes to elect other members of the board.

Conversion Right

Our shareholders may, at any time, convert common shares into preferred shares, at the rate of one common share to one preferred share, to the extent such shares are duly paid and provided that the amount of preferred shares does not exceed 50% of the total amount of shares outstanding. Any request for conversion must be delivered to our board of executive officers and, once accepted by the board of executive officers, must be confirmed by our board of directors at the first meeting after the date of the request for conversion.

Special and General Meetings

Unlike the laws governing corporations incorporated under the laws of the State of Delaware, the Brazilian corporation law does not allow shareholders to approve matters by written consent obtained as a response to a consent solicitation procedure. All matters subject to approval by the shareholders must be approved in a general meeting, duly convened pursuant to the provisions of Brazilian corporation law. Shareholders may be represented at a shareholders’ meeting by attorneys-in-fact who are (i) shareholders of the corporation, (ii) a Brazilian attorney, (iii) a member of management or (iv) a financial institution.

General and special shareholders’ meetings may be called by publication of a notice in the Diário Oficial do Estado de São Paulo and in a newspaper of general circulation in our principal place of business at least 15 days prior to the meeting. Special meetings are convened in the same manner as general shareholders’ meetings and may occur immediately before or after a general meeting.

Anti-Takeover Provisions

Differently from companies incorporated under the laws of the State of Delaware, Brazilian companies generally do not employ “poison pill” provisions to prevent hostile takeovers. As most Brazilian companies have clearly identified controlling shareholders, hostile takeovers are highly unusual and no developed body of case law addresses the limits on the ability of management to prevent or deter potential hostile bidders. Our by-laws require any party that acquires our control to extend a tender offer for common and preferred shares held by non-controlling shareholders at the same purchase price paid to the controlling shareholder.

Arbitration

In connection with our listing with Level 2 of Differentiated Corporate Governance Practices, we and our controlling shareholders, directors and officers have undertaken to refer to arbitration any and all disputes arising out of the Level 2 rules or any other corporate matters. See “Market Information.” Under our by-laws, any disputes among us, our shareholders and our management with respect to the application of Level 2 rules, the Brazilian Corporate Law or the application of the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the BOVESPA Arbitration Chamber and rules. Any disputes among shareholders, including holders of ADSs, and disputes between us and shareholders, including holders of ADSs, will be submitted to arbitration in accordance with the BOVESPA Arbitration Chamber and rules.

Form and Transfer

Because our preferred shares are in registered book-entry form, Banco Itaú S.A., as registrar, must effect any transfer of shares by an entry made in its books, in which it debits the share account of the transferor and credits the share account of the transferee. When our shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our registrar by a representative of a brokerage firm or the stock exchange’s clearing system. Transfers of shares by a foreign investor are executed in the same way by that investor’s local agent on the investor’s behalf except that, if the original investment were registered with the Central Bank pursuant to Resolution No. 2,689, the foreign investor should also seek amendment through its local agent, if necessary, of the electronic registration to reflect the new ownership. The BOVESPA operates a clearinghouse through CBLC. The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in the register of our beneficial shareholders that is maintained by CBLC and will be treated in the same way as registered shareholders.

American Depositary Receipts

The Bank of New York, as depositary, has executed and delivered the ADRs representing our preferred shares. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. After our 2:1 ADS ratio change in December 2005, each ADS represents one preferred share (or a right to receive one preferred share) deposited with the principal São Paulo office of Banco Itaú S.A., as custodian for the depositary in Brazil. Each ADS also represents any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADRs are administered is located at 101 Barclay Street, New York, New York 10286.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. We do not treat ADR holders as our shareholders and ADR holders have no shareholder rights. Brazilian law governs shareholder rights. The depositary is the holder of the preferred shares underlying the ADSs. Holders of ADRs have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

C. Material Contracts

Our material contracts are directly related to our operating activities, such as contracts relating to aircraft leasing and fuel supply as well as contracts relating to our concession to operate as a commercial airline. We do not have material contracts that are not related to our operating activities.

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

Resolution No. 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment under certain circumstances. See “Taxation—Material Brazilian Tax Considerations.”

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

If the shareholder does not qualify under Resolution 2,689 by registering with the CVM and the Central Bank and appointing a representative in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution 2,689, residents in tax haven jurisdiction are subject to less favorable tax treatment than other foreign investors. See “—Taxation—Brazilian Tax Considerations.”

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

Material Brazilian Tax Considerations

The following discussion, in the opinion of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados addresses the material Brazilian tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “Non-Brazilian Holder”). Pursuant to Brazilian law, foreign investors may invest in the preferred shares under Resolution No. 2,689. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

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

Taxation of Dividends.    Dividends, including dividends in kind, paid by us to the depository in respect of the preferred shares underlying the ADSs or to a Non-Brazilian Holder in respect of preferred shares generally will not be subject to Brazilian withholding income tax, provided that such amounts are related to profits earned after January 1, 1996. Dividends paid out of profits earned through and including December 31, 1995 are subject to a Brazilian withholding tax of 15% to 25% according to the tax legislation applicable to each corresponding year. Stock dividends paid from profits earned after and including January 1, 1996 are also not subject to withholding tax in Brazil.

Taxation of Gains.    According to Law No. 10,833, enacted on December 29, 2003, or Law No. 10,833, capital gains realized on the disposition of assets located in Brazil by a Non-Brazilian Holder are subject to taxation in Brazil without regard to whether the transaction is conducted in Brazil or conducted with a Brazilian resident. As such, a Non-Brazilian Holder may be subject to income tax on the gains assessed on the disposition of the preferred shares. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for purposes of Law No. 10,833, considering the general and unclear scope of Law No. 10,833 such provision and the lack of a judicial guidance in respect thereof, we are unable to predict whether such understanding will ultimately prevail in the Brazilian courts.

It is important to clarify that, for purposes of Brazilian taxation, the income tax rules on gains related to disposition of preferred shares or ADSs vary depending on the domicile of the Non-Resident Holder, the form by which such Non-Resident Holder has registered its investment before the Central Bank and/or how the disposition is carried out, as described below.

The deposit of preferred shares in exchange for ADSs may be subject to Brazilian tax on capital gains at the rate of 15%, or 25% in the case of investors domiciled in a tax haven jurisdiction, if the acquisition cost of the preferred shares is lower than (a) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (b) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the preferred shares calculated as described above, will be considered to be a capital gain subject to taxation. There are grounds to sustain that such taxation is not applicable in the case of investors registered under Resolution No. 2,689 that are not located in a tax haven jurisdiction.

The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian tax as long as the regulatory rules are duly observed in respect to the registration of the investment before the Brazilian Central Bank.

Upon receipt of the underlying preferred shares, a Non-Brazilian Holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

Gains assessed on the disposition of the preferred shares carried out on the Brazilian stock exchange:

•	are exempt from income tax, when assessed by a Non-Resident Holder that (i) has registered its investment in Brazil before the Central Bank under the rules of Resolution No. 2,689/01 (“2,689 Holder”) and (ii) is not a holder located in a place considered as tax haven jurisdiction, i.e., a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the internal legislation imposes restrictions to disclosure of shareholding composition or the ownership of the investment, (“Tax Haven Holder”); or

•	are subject to income tax at a rate of 15% in any other case, including the gains assessed by a Non-Resident holder that (i) is not a 2,689 Holder, or (ii) is a 2,689 Holder but a Tax Haven Holder. In these cases, a withholding income tax of 0.005% shall be applicable and can be offset with the eventual income tax due on the capital gain.

Any other gains assessed on the disposition of the preferred shares that are not carried out on the Brazilian stock exchange are subject to income tax at a rate of 15%, except for Tax Haven Holders which, in this case, are subject to income tax at a rate of 25%.

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

As a general rule, the gains realized as a result of a disposition transaction of preferred shares or ADRs is the difference between the amount in Brazilian currency realized on the sale or exchange of the shares and their acquisition cost, without any adjustments for inflation.

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

Distributions of Interest Attributable to Shareholders’ Equity.    In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company’s shareholders’ equity. Such interest is calculated by reference to the TJLP as determined by the Central Bank from time to time and cannot exceed the greater of:

•	50% of net income (after social contribution on profits and before taking such distribution and any deductions for corporate income tax into account) for the period in respect of which the payment is made; or

•	50% of the sum of retained profits and profits reserves, as of the date of the beginning of the period in respect of which the payment is made.

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

Pursuant to Decree 4,494 of December 2000, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment in the preferred shares and ADSs and those made under Resolution No. 2,689, is potentially subject to an exchange transactions tax (Imposto Sobre Operações Financeiras—IOF/Câmbio), although at present the rate of such tax is generally zero percent. Under Law No. 8,894 of June 21, 1994, or Law No. 8,894, such IOF tax rate may be increased at any time to a maximum of 25%, but any such increase will only be applicable to transactions occurring after such increase becomes effective.

Law No. 8,894 creates the Tax on Bonds and Securities Transactions (IOF/Títulos), which may be imposed on any transactions involving bonds and securities effected in Brazil, even if the transactions are performed on a Brazilian stock exchange. As a general rule, the rate of this tax is currently zero for transactions involving preferred shares but the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

Financial transfers are taxed by the Contribuição Provisória sobre Movimentação Financeira, or CPMF, at a rate of 0.38%. The CPMF is levied upon the remittance of proceeds on the amount converted in reais of the transaction and is required to be withheld by the financial institution that carries out the transaction. Currently, the funds transferred from a bank account to acquire shares can be exempt from CPMF. Since there are recent modifications in the legislation in this respect, each Non-Resident Holder should consult its own legal and financial advisors with respect to the applicability of CPMF tax to its purchase. The funds transferred abroad resulting from the disposal of the shares on the Brazilian stock exchange are also exempt from CPMF.

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

This discussion does not purport to address all United States federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation. The discussion applies only to U.S. Holders who hold preferred shares or ADSs as “capital assets” (generally, property held for investment) under the Code and does not address the tax consequences that may be relevant to U.S. Holders in special tax situations including, for example:

•	insurance companies;

•	tax-exempt organizations;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	banks or other financial institutions;

•	holders whose functional currency is not the United States dollar;

•	United States expatriates;

•	holders that hold our preferred shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction; or

•	holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power, if any, of our voting stock.

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

You are a “U.S. Holder” if you are a beneficial owner of preferred shares or ADSs and you are for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust (or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a United States person).

If a partnership holds preferred shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding our preferred shares or ADSs should consult its own tax advisor.

For United States federal income tax purposes, a U.S. Holder of an ADS will generally be treated as the beneficial owner of the preferred shares represented by the ADS. However, see the discussion below under “Distribution on preferred shares or ADSs” regarding certain statements made by the U.S. Treasury concerning depository arrangements.

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

A U.S. Holder will be entitled, subject to a number of complex limitations and conditions, to claim a United States foreign tax credit in respect of any Brazilian withholding taxes imposed on dividends received on preferred shares or ADSs. U.S. Holders who do not elect to claim a foreign tax credit with regard to any foreign taxes paid during the taxable year may instead claim a deduction in respect of such withholding taxes. Dividends received with respect to the preferred shares or ADSs will be treated as foreign source income, which may be relevant in calculating such U.S. Holder’s United States foreign tax credit limitation. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances. The U.S. Treasury has expressed concern that intermediaries in connection with depository arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by United States persons who are holding depositary shares. Accordingly, investors should be aware that the discussion above regarding the ability to credit Brazilian withholding tax on dividends and the availability of the reduced tax rate for dividends received by certain non-corporate holders described below could be affected by actions taken by parties to whom the ADSs are released and the IRS.

Dividends paid by us generally will not be eligible for the dividends received deduction available under the Code to certain United States corporate shareholders. Subject to the above-mentioned concerns by the U.S. Treasury and certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. Holders (including individuals) prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid a PFIC. Our ADSs are listed on the New York Stock Exchange, and therefore the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Subject to the discussion of passive foreign investment company rules below, based upon the nature of our current and projected income, assets and activities, we do not believe the preferred shares or the ADSs have been, nor do we expect them to be, shares of a PFIC for United States federal income tax purposes.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares are not themselves listed on a United States exchange. In addition, the United States Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

A U.S. Holder who owns preferred shares or ADSs during any taxable year we are a PFIC must file IRS Form 8621. In general, if we are treated as a PFIC, the rules described above can be avoided by a U.S. Holder that elects to be subject to a mark-to-market regime for stock in a PFIC. A U.S. Holder may elect mark-to-market treatment for its preferred shares or ADSs, provided the preferred shares or ADSs, for purposes of the rules, constitute “marketable stock” as defined in Treasury Regulations. The ADSs will be “marketable stock” for this purpose if they are regularly traded on the New York Stock Exchange, other than in de minimis quantities on at least 15 days during each calendar quarter. A U.S. Holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the preferred shares or ADSs had been sold at fair market value. Any gain recognized by the U.S. Holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the value of preferred shares or ADSs as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of preferred shares or ADSs would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s tax basis in preferred shares or ADSs would increase or decrease by gain or loss taken into account under the mark-to-market regime. A mark-to-market election is generally irrevocable.

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

Aircraft Fuel

Our results of operations are affected by changes in the price of aircraft fuel. To manage the price risk, we utilize crude oil derivative contracts. All of our derivative instruments must be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. We avoid concentration of credit risk. All existing contracts settle on a monthly basis. We do not purchase or hold any derivative instruments for trading purposes. At December 31, 2005, we had crude oil derivative contracts outstanding for up to 1,431,000 barrels of oil. The fair value of such contracts was R$8.5 million. If the price of fuel increased by 10% in relation to the average 2005 price, based on projected 2006 fuel usage, such an increase would result in an increase to aircraft fuel expense of approximately R$101.8 million in 2006, not considering our derivative contracts. We acquire substantially all of our fuel and oil from one supplier.

Foreign Currencies

A significant part of our costs and operating expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. To manage exchange rate risk, we enter into derivative contracts with various counterparties to protect ourselves against a possible depreciation or devaluation of the real in relation to the U.S. dollar. At December 31, 2005, we had outstanding currency futures contracts. The fair value of such contracts was R$1.2 million. As a measure of our market risk with respect to our foreign currency exposure, an increase in aircraft and engine maintenance services expenses, aircraft operating lease payments and aircraft insurance from a hypothetical R$0.10 depreciation of the real against the U.S. dollar would be approximately R$19.2 million, not considering our derivative contracts.

Interest

Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments, variable-rate leasing contracts and on interest income generated from our cash and investment balances. At December 31, 2005, 10% of our aircraft rental expenses had floating interest rates. If interest rates average 10% more in 2006 than they did during 2005, our aircraft rental and interest expense would increase by approximately R$2.5 million. If interest rates average 10% less in 2006 than they did in 2005, our interest income from cash equivalents and short-term investments would decrease by approximately R$14.0 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt, variable-rate leasing contracts and cash equivalent balances at December 31, 2005.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.    The Registrant maintains controls and procedures designed to ensure that it is able to collect the information it is required to disclose in the reports it files with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. Based on an evaluation of the Registrant’s disclosure controls and procedures as of the end of the period covered by this report conducted by the Registrant’s management, with the participation of the Chief Executive and Chief Financial Officers, the Chief Executive and Chief Financial Officers believe that these controls and procedures are effective to ensure that the Registrant is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods.

Management’s Report on Internal Control over Financial Reporting.    Management of the Registrant is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. The Registrant’s internal control over financial reporting is designed to provide reasonable assurance to the Registrant’s management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2005, the Company’s internal control over financial reporting is effective based on those criteria.

Management’s assessment of the effectiveness of internal controls over financial reporting as of December 31, 2005 has been audited by Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report on management’s assessment of the Company’s internal controls over financial reporting is included herein.

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

B. Code of Ethics

Our board of directors has adopted a Code of Ethics applicable to our directors, officers and employees, including our principal executive officer and principal financial officer. The Code of Ethics can be found at www.voegol.com.br under the heading “Investor Relations”. Information found at this website is not incorporated by reference into this document.

C. Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by Ernst & Young Auditores Independentes S.S. during the fiscal years ended December 31, 2005 and 2004:

	2005	2004
	(in reais)
Audit Fees	1,771,142	1,037,978
Audit-Related Fees	2,063,728	1,009,198
Tax Fees	27,669	—
All Other Fees	—	—
Total	3,862,539	2,047,176

Audit Fees

Audit fees included the audit of our annual financial statements and internal controls, the audit of our Brazilian GAAP pro-forma financial statements, review of our quarterly reports in 2005 and required statutory audits.

Audit-Related Fees

Audit-related fees included the review of internal control policies and procedures implemented by the Company, review of the Company’s follow-on offering and prospectus, as well as accounting consultations related to and the application of US and Brazilian GAAP.

Tax Fees

Tax fees include the review of our income tax returns in 2005. There were no tax fees during fiscal year ended December 31, 2004.

All Other Fees

There were no other fees for services performed by Ernst & Young Auditores Independentes S.S. during the fiscal years ended December 31, 2005 and 2004.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young Auditores Independentes S.S. Any services provided by Ernst & Young Auditores Independentes S.S. that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2005, none of the fees paid to Ernst & Young Auditores Independentes S.S. were approved pursuant to the de minimis exception.

D. Exemptions from the Listing Standards for Audit Committees

None.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements beginning on Page F-1.

ITEM 19. EXHIBITS

1.1	By-laws of the Registrant (English translation), incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

2.1	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

2.2	Shareholders’ Agreement among Comporte Participações S.A., Aeropar Participações S.A., BSSF Air Holdings LLC and the Registrant, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

2.3	Subscription and Option Agreement, dated January 20, 2003, by and among Áurea Administração e Participações S.A., BSSF Air Holdings Ltd., BSSF II Holdings Ltda. and Gol Transportes Aéreos S.A., and addendum, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

10.1	Agreement, dated as of January 1, 2002, between the Registrant and Petrobras Distribuidora S.A., including Amendment No. 1, dated as of May 1, 2002, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

10.3	Open Skies Reservation Services Agreement, dated October 6,2000, between Open Skies, Inc. and the Registrant, including amendments thereto, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

10.4	Aircraft Purchase Agreement, dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

10.5	Supplemental Aircraft Purchase Agreement No.1 dated as of July 16, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

10.6	Supplemental Aircraft Purchase Agreement No.2 dated as of January 20, 2005 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

10.7	Supplemental Aircraft Purchase Agreement No.3 dated as of January 7, 2005 between Gol Transportes Aéreos S.A. and The Boeing Company. incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

10.8	Supplemental Aircraft Purchase Agreement No.4 dated as of March 24, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

10.9	Supplemental Agreement No. 5 dated July 25, 2005 to Purchase Agreement dated as of of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.

10.10	Supplemental Agreement No. 6 dated August 26, 2005 to Purchase Agreement dated as of of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.

10.11	Supplemental Agreement No. 7 dated October 18, 2005 to Purchase Agreement dated as of of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.

10.12	Supplemental Agreement No. 8 dated February 19, 2006 to Purchase Agreement dated as of of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.

10.13	Supplemental Agreement No. 9 dated March 6, 2006 to Purchase Agreement dated as of of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Section 1350 Certification of Chief Executive Officer.

13.2	Section 1350 Certification of Chief Financial Officer.

15.1	Ernst & Young’s attestation report on the Company’s internal controls over financial reporting dated February 10, 2006.

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ CONSTANTINO DE OLIVEIRA JUNIOR
Name: Title:	Constantino de Oliveira Junior President and Chief Executive Officer

Dated: March 20, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(In thousands of Brazilian Reais)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Gol Linhas Aéreas Inteligentes S.A.

We have audited the accompanying consolidated balance sheets of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years ended in the period December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Gol Linhas Aéreas Inteligentes S.A.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2006 expressed an unqualified opinion thereon.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-1

Maria Helena Pettersson

Partner

São Paulo, Brazil

February 10, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

(In thousands of Brazilian Reais)

	2004		2005		Translation into thousands of US$ 2005
ASSETS

CURRENT ASSETS
Cash and cash equivalents	R$	405,730	R$	106,347	US$	45,434
Short-term investments		443,361		762,688		325,837
Receivables, less allowance (2004—R$ 3,547; 2005—R$ 4,890, US$ 2,089)		386,370		563,958		240,936
Inventories		21,038		40,683		17,381
Recoverable taxes and current deferred tax		10,657		13,953		5,961
Prepaid expenses		34,184		39,907		17,049
Other current assets		3,389		13,102		5,597

Total current assets		1,304,729		1,540,638		658,195

PROPERTY AND EQUIPMENT
Pre-delivery deposits		43,447		356,765		152,418
Flight equipment		102,197		225,724		96,434
Other property and equipment		29,703		75,619		32,306

		175,347		658,108		281,158
Less accumulated depreciation		(43,989)		(79,508)		(33,968)

Property and equipment, net		131,358		578,600		247,190

OTHER ASSETS
Deposits for aircraft leasing contracts		22,884		22,583		9,648
Prepaid aircraft and engine maintenance		266,532		386,193		164,990
Other		8,781		27,829		11,889

Total other assets		298,197		436,605		186,527

TOTAL ASSETS	R$	1,734,284	R$	2,555,843	US$	1,091,912

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	R$	36,436	R$	73,924	US$	31,582
Salaries, wages and benefits		51,041		71,638		30,605
Sales tax and landing fees		51,515		83,750		35,780
Air traffic liability		159,891		217,800		93,049
Short-term borrowings		118,349		54,016		23,077
Dividends payable		60,676		101,482		43,355
Other accrued liabilities		39,906		43,615		18,633

Total current liabilities		517,814		646,225		276,081

NON-CURRENT LIABILITIES
Deferred income taxes, net		44,493		63,694		27,212
Other		23,524		23,593		10,079

		68,017		87,287		37,291
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, no par value; 86,524,136 and 78,094,746 issued and outstanding in 2005 and 2004, respectively		564,634		843,714		360,454
Common shares, no par value; 109,448,497 issued and outstanding in 2005 and 2004		41,500		41,500		17,730
Additional paid-in capital		49,305		34,634		14,796
Deferred compensation expenses		(10,059)		(2,361)		(1,009)
Appropriated retained earnings		18,352		39,577		16,908
Unappropriated retained earnings		484,721		858,856		366,923
Accumulated other comprehensive gain		—		6,411		2,738

Total shareholders’ equity		1,148,453		1,822,331		778,540

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	R$	1,734,284	R$	2,555,843	US$	1,091,912

See accompanying notes to consolidated financial statements

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2005, 2004 and 2003

(In thousands of Brazilian Reais, except per share amounts)

	2003		2004		2005		Translation into thousands of US$ 2005
NET OPERATING REVENUES
Passenger	R$	1,339,191	R$	1,875,475	R$	2,539,016	US$	1,084,725
Cargo and Other		61,399		85,411		130,074		55,571

Total net operating revenues		1,400,590		1,960,886		2,669,090		1,140,296

OPERATING EXPENSES
Salaries, wages and benefits		137,638		183,037		260,183		111,156
Aircraft fuel		308,244		459,192		808,268		345,310
Aircraft rent		188,841		195,504		240,876		102,908
Aircraft insurance		25,850		25,575		29,662		12,672
Sales and marketing		191,280		261,756		335,722		143,428
Landing fees		47,924		57,393		92,404		39,477
Aircraft and traffic servicing		58,710		74,825		91,599		39,133
Maintenance materials and repairs		42,039		51,796		55,373		23,657
Depreciation		13,844		21,242		35,014		14,959
Other operating expenses		44,494		54,265		98,638		42,140

Total operating expenses		1,058,864		1,384,585		2,047,739		874,840

OPERATING INCOME		341,726		576,301		621,351		265,456

OTHER INCOME (EXPENSE)
Interest expense		(20,910)		(13,445)		(19,383)		(8,281)
Capitalized interest		—		3,216		17,113		7,311
Exchange loss		(16,938)		(5,926)		(8,967)		(3,831)
Interest income		1,815		34,159		140,204		59,898
Other		(41,558)		(7,025)		(32,796)		(14,011)

Total other income (expenses)		(77,591)		10,979		96,171		41,086

INCOME BEFORE INCOME TAXES		264,135		587,280		717,522		306,542

Income taxes		(88,676)		(202,570)		(204,292)		(87,279)

NET INCOME	R$	175,459	R$	384,710	R$	513,230	US$	219,263

EARNINGS PER COMMON AND PREFERRED SHARE:

Basic	R$	1.07	R$	2.14	R$	2.66	US$	1.14
Diluted	R$	1.07	R$	2.13	R$	2.65	US$	1.13

See accompanying notes to Consolidated Financial Statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2005, 2004 and 2003

(In thousands of Brazilian Reais)

	2003		2004		2005		Translation in thousands of US$ 2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	R$	175,459	R$	384,710	R$	513,230	US$	219,263
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		13,844		31,300		35,519		15,175
Deferred income taxes		27,929		36,860		20,926		8,940
Provision for doubtful accounts receivable		2,455		(213)		1,343		574
Changes in operating assets and liabilities
Receivables		(137,785)		(145,581)		(178,931)		(76,443)
Accounts payable and other accrued liabilities		8,525		15,355		37,488		16,016
Deposits for aircraft and engine maintenance		(62,409)		(104,237)		(119,661)		(51,122)
Air traffic liability		52,829		36,498		57,909		24,740
Other, net		4,388		(14,772)		(14,078)		(6.014)

Net cash provided by operating activities		85,235		239,920		353,745		151,129

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits for aircraft leasing contracts		3,473		(4,263)		301		129
Acquisition of property and equipment		(42,736)		(41,971)		(169,443)		(72,390)
Pre-delivery deposits		—		(43,447)		(313,318)		(133,857)
Change in short term securities, net		—		(443,362)		(319,327)		(136,424)

Net cash used in investing activities		(39,263)		(533,043)		(801,787)		(342,542)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term borrowings, net		16,106		79,443		(64,333)		(27,485)
Issuance of preferred shares		94,200		470,434		279,080		119,229
Tax benefit contributed by shareholders		—		29,188		—		—
Dividends paid		—		(26,503)		(60,676)		(25,922)
Other, net		(19,439)		—		(5,412)		(2,312)

Net cash provided by financing activities		90,867		552,562		148,659		63,510

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		136,839		259,439		(299,383)		(127,903)
Cash and cash equivalents at beginning of the period		9,452		146,291		405,730		173,337

Cash and cash equivalents at end of the period	R$	146,291	R$	405,730	R$	106,347	US$	45,434

Supplemental disclosure of cash flow information
Interest paid	R$	20,910	R$	12,223	R$	19,383	US$	8,281

Income taxes paid	R$	73,454	R$	162,663	R$	168,975	US$	72,190

Disclosure of non cash transactions
Tax benefit contributed by shareholders			R$	29,188

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended December 31, 2005, 2004 and 2003

(In thousands of Brazilian Reais, except for share information)

	Common Shares			Preferred Shares			Additional paid in capital		Deferred compensation		Retained Earnings				Accumulated other comprehensive income		Total
	Shares	Amount		Shares	Amount						Appropriated		Unappropriated
Balance at December 31, 2002	116,200,000	R$	41,500	—	R$	—	R$	—	R$	—	R$	—	R$	30,083	R$	—	R$	71.583
Net income	—		—	—		—		—		—		—		175,459		—		175,459
Transfer to appropriated retained earnings	—		—	—		—		—		—		5,579		(5,579)		—		—
Issuance of preferred shares	—		—	52,592,985		94,200		—		—		—		—		—		94,200
Dividends payable	—		—	—		—		—		—		—		(26,503)		—		(26,503)

Balance at December 31, 2003	116,200,000	R$	41,500	52,592,985	R$	94,200		—		—	R$	5,579	R$	173,460		—	R$	314,739

Net income	—		—	—		—		—		—		—		384,710		—		384,710
Proceeds from public offering, net	(6,751,503)		—	25,501,761		459,185		—		—		—		—		—		459,185
Deferred income taxes on public offering issuance costs, net	—		—	—		11,249		—		—		—		—		—		11,249
Tax benefit contributed by shareholders	—		—	—		—		29,188		—		—		—		—		29,188
Deferred compensation	—		—	—		—		20,117		(20,117)		—		—		—		—
Amortization of deferred compensation	—		—	—		—		—		10,058		—		—		—		10,058
Dividends payable	—		—	—		—		—		—		—		(60,676)		—		(60,676)
Transfer to appropriated retained earnings	—		—	—		—				—		12,773		(12,773)		—		—

Balance at December 31, 2004	109,448,497	R$	41,500	78,094,746	R$	564,634	R$	49,305	R$	(10,059)	R$	18,352	R$	484,721		—	R$	1,148,453

Comprehensive income:
Net income	—		—	—		—		—		—		—		513,230		—		513,230
Unrealized gain on derivative instruments, net of taxes	—		—	—		—		—		—		—		—		6,411		6,411

Total Comprehensive income																		519,641
Proceeds from public offering, net	—		—	7,725,811		258,123		—		—		—		—		—		258,123
Issuance of preferred shares pursuant to employee stock option plan	—		—	703,579		17,238		(15,099)		—		—		—		—		2,139
Unpaid subscribed capital	—		—	(572,000)		(1,739)		—		—		—		—		—		(1,739)
Deferred income taxes on public offering issuance costs, net	—		—	—		5,458		—		—		—		—		—		5,458
Deferred compensation	—		—	—		—		428		(428)		—		—		—		—
Amortization of deferred compensation	—		—	—		—		—		8,126		—		—		—		8,126
Dividends payable and interest on stockholders’ equity	—		—	—		—		—		—		—		(117,870)		—		(117,870)
Transfer to appropriated retained earnings	—		—	—		—		—		—		21,225		(21,225)		—		—

Balance at December 31, 2005	109,448,497	R$	41,500	85,952,136	R$	843,714	R$	34,634	R$	(2,361)	R$	39,577	R$	858,856	R$	6,411	R$	1,822,331

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(In thousands of Brazilian Reais)

1. Business Overview

GOL Linhas Aéreas Inteligentes S.A. (the Company or GLAI) is the parent company of GOL Transportes Aéreos S.A. (GOL), a low-fare, low-cost airline headquartered in Brazil, providing frequent service on routes between all of Brazil’s major cities and also to major cities in Argentina and Bolivia. The Company focuses on increasing the growth and profits of its business by popularizing and stimulating and meeting demand for simple, safe and affordable air travel in South America for both business and leisure passengers, while maintaining among the lowest costs in the airline industry worldwide. GOL’s simplified, single class fleet is among the newest and most modern in the industry, with low maintenance, fuel, and training costs and high levels of utilization.

GOL commenced operations on January 15, 2001 and, as of December 31, 2005, operated a fleet of 42 aircraft, consisting of 8 Boeing 737-800 Next Generation, 22 Boeing 737-700 and 12 Boeing 737-300 aircraft. During 2005, the Company inaugurated nine new destinations increasing the number of destinations served to 45 (43 in Brazil, one in Argentina and one in Bolivia).

During 2005, the Company obtained authorization to operate regularly-scheduled flights from Brazil to Santa Cruz de La Sierra, Bolivia, which began during the fourth quarter of 2005, and from Brazil to Asunción, Paraguay and Montevideo, Uruguay, to be initiated in January 2006.

In 2005, the Company successfully completed a global public offering of preferred shares as further detailed in note 8.

In December 2005, the Company formalized a joint venture with a group of Mexican entrepreneurs and investors for the creation of a Mexican-controlled low-cost airline company in which GOL will hold 25% of the voting capital stock and 48% of the total capital stock. Steps are being taken to obtain the necessary authorizations to operate under Mexican regulations.

On December 13, 2005, the Company changed the ratio of its American Depositary Receipt (ADR) program from one American Depositary Share (ADS) representing two preferred shares of the Company to one ADS representing one preferred share of the Company.

2. Summary of Significant Accounting Policies

Basis of presentation.    These financial statements were prepared in accordance with accounting principles generally accepted in the United States (US GAAP), using Brazilian Reais as the functional and reporting currency. The exchange rate at December 31, 2005 was R$2.3407 and R$2.6544 at December 31, 2004. (this rate used for convenience translation). The average exchange rates for 2005 and 2004 were R$ 2.4341 and R$2.9257, respectively, per US Dollar (the rate provided for reference purposes). The accounting principles adopted under USGAAP differ in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which the Company uses to prepare its statutory financial statements.

The consolidated financial statements include the accounts of GOL Linhas Aéreas Inteligentes S.A. and its subsidiaries, GOL Transportes Aéreos S.A. and GOL Finance LLP. All significant intercompany balances have been eliminated.

Use of estimates.    The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from these estimates.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

(In thousands of Brazilian Reais)

Cash and cash equivalents.    Cash in excess of that necessary for operating requirements is invested in short-term, highly liquid, income-producing investments. Investments with maturities of three months or less are classified as cash and cash equivalents, which primarily consist of certificates of deposit, money market funds, and investment grade commercial paper issued by major financial institutions.

Short-term investments.    The Company’s short-term investment portfolio consists of traditional fixed maturities securities, which are readily convertible into cash and are primarily highly liquid in nature. Short-term investments are classified as trading securities, as defined by SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” and are carried at their fair values based upon the quoted market prices at period end. Accordingly, changes in values of such investments are included in interest income.

Inventories.    Inventories consist of expendable aircraft spare parts and supplies. These items are stated at average acquisition cost and are charged to expense when used. Allowance for obsolescence is based on management estimates, which are subject to change.

Property and equipment.    Property and equipment are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Interest related to pre-delivery deposits to acquire new aircraft is capitalized. The estimated useful lives for property and equipment are as follows:

Estimated Useful Life
Leasehold improvements	Lower of lease term or useful life
Maintenance and engineering equipment	10 years
Communication and meteorological equipment	5 years
Computer hardware and software	5 years

Measurement of asset impairments.    In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), the Company records impairment charges on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. If impairment occurs, any loss is measured by comparing the fair value of the asset to its net book value.

Maintenance and repair costs.    Regular aircraft and engine maintenance and repair costs, including the overhaul of aircraft components, for owned and leased flight equipment, are charged to operating expenses as incurred.

Revenue recognition.    Passenger revenue is recognized either when transportation is provided or when the ticket expires unused. Tickets sold but not yet used are recorded as air traffic liability. Air traffic liability primarily represents tickets sold for future travel dates and estimated refunds and exchanges of tickets sold for past travel dates. A small percentage of tickets (or partial tickets) expire unused. The company estimates the amount of future refunds and exchanges, net of forfeitures, for all unused tickets once the flight date has passed. These estimates are based on historical data and experience. Estimated future refunds and exchanges included in the air traffic liability account are constantly evaluated based on subsequent refund and exchange activity to validate the accuracy of the Company’s revenue recognition method with respect to forfeited tickets.

Revenue from the shipment of cargo is recognized when transportation is provided. Other revenue includes charter services, ticket change fees and other incidental services, and is recognized when the service is

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

(In thousands of Brazilian Reais)

performed. The Company’s revenues are net of certain taxes, including state value-added and other state and federal taxes that are collected from customers and transferred to the appropriate government entities. Such taxes in 2005, 2004 and 2003 were R$108,994, R$93,763 and R$96,803, respectively.

Advertising.    Advertising costs, which are included in sales and marketing expenses, are expensed as incurred. Advertising expense in 2005, 2004 and 2003 was R$32,720, R$31,798 and R$25,396, respectively.

Income Taxes.    Deferred income taxes are provided using the liability method and reflect the net tax effects of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. A valuation allowance for net deferred tax assets is provided unless realizability is judged by the Company to be more likely than not.

Financial Derivative Instruments.    The Company accounts for financial derivative instruments utilizing Statement of Financial Accounting Standards No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities”, as amended. As part of the Company’s risk management program, the Company uses a variety of financial instruments, including petroleum call options, petroleum collar structures, petroleum fixed-price swap agreements, and foreign currency forward contracts. The Company does not hold or issue derivative financial instruments for trading purposes.

As there is not a futures market for Brazilian jet fuel, the Company uses international crude oil derivatives to hedge its exposure to increases in fuel price. Historically, there is high correlation between international crude oil prices and Brazilian jet fuel prices, making crude oil derivatives effective at offsetting jet fuel prices to provide some short-term protection against a sharp increase in average fuel prices. The Company measures the effectiveness of the hedging instruments in offsetting changes to those prices, as required by SFAS 133. Since the majority of the Company’s financial derivative instruments for fuel are not traded on a market exchange, the Company estimates their fair values. The fair value of fuel derivative instruments, depending on the type of instrument, is determined by the use of present value methods or standard option value models with assumptions about commodity prices based on those observed in underlying markets. Also, since there is not a reliable forward market for jet fuel, the Company must estimate the future prices of jet fuel in order to measure the effectiveness of the hedging instruments in offsetting changes to those prices, as required by SFAS 133.

The Company’s outstanding derivative contracts are designated as cash flow hedges for accounting purposes. While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being recorded in other comprehensive income. All changes in fair value that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying exchange exposure is realized and fuel is consumed. Changes in fair value that are not considered to be effective are recorded to “other gains and losses” in the income statement. See Note 12 for further information on SFAS 133 and financial derivative instruments.

Foreign currency transactions.    Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Exchange gains and losses are recognized in the statements of income as they occur and are recorded in financial expense.

Stock options.    The Company accounts for stock-based compensation under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25. “Accounting for Stock Issued to Employees” (APB No. 25).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

(In thousands of Brazilian Reais)

The following table illustrates the effect on net income and earnings per common and preferred share as if the fair value method to measure stock-based compensation had been applied as required under the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended:

	2003		2004		2005		Translation into thousands of US$—2005
Net income, as reported	R$	175,459	R$	384,710	R$	513,230	US$	219,263
Add: Stock-based employee compensation using intrinsic value		—		10,058		8,126		3,472
Deduct: Stock-based employee compensation expense determined under the fair value method		—		(9,969)		(8,632)		(3,688)

Pro forma net income	R$	175,459	R$	384,799	R$	512,724	US$	219,047

Earnings per common and preferred shares:
Basic as reported and pro forma	R$	1.07	R$	2.14	R$	2.66	US$	1.14
Diluted as reported and pro forma	R$	1.07	R$	2.13	R$	2.65	US$	1.13

The fair value for these stock options was estimated at the date of grant using the Black Scholes option-pricing model assuming an expected dividend yield of 2%, expected volatility of approximately 39%, weighted average risk-free interest rate of 17%, and an expected average life of 3.9 years.

US$ dollar amounts.    The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of R$2.3407 = US$1.00, the official exchange rate issued by the Brazilian Central Bank as of December 31, 2005. This translation should not be construed to imply that the Brazilian reais amounts represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

Reclassifications.    Certain balance sheet and statement of income amounts have been reclassified to conform to current year’s presentation.

3. Recent Accounting Pronouncements

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment,” SFAS 123(R), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

As permitted by SFAS 123(R), the Company currently accounts for share-based payments to employees APB Opinion 25’s intrinsic value method and, as such, generally recognizes compensation cost for employee stock options equal to their intrinsic values at the award date. Accordingly, the adoption of SFAS 123(R)’s fair value method will impact the Company’s results of operations, although it will not have a significant impact on the Company’s overall financial position. The impact of adoption cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 2.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

(In thousands of Brazilian Reais)

4. Cash and Cash Equivalents and Short-term Investments

	2004		2005		Translation into thousands of US$—2005
Cash and cash equivalents
Cash on hand	R$	105,743	R$	25,964	US$	11,092
Investments in local currency
Financial investment funds		87,089		44,816		19,146
Public Securities		35,523		34,567		14,768
Bank Deposit Certificates—CDBs		150,806		1,000		428

		273,417		80,383		34,342
Investments in foreign currency
Financial Investment Funds and Public Securities		26,570		—		—

Total cash and cash equivalents	R$	405,730	R$	106,347	US$	45,434

Short-term investments
Bank Deposit Certificates—CDB	R$	146,048	R$	309,757	US$	132,335
Public securities		286,931		452,931		193,502
Other securities		10,382		—		—

Total short-term investments	R$	443,361	R$	762,688	US$	325,837

5. Deposits

Deposits for aircraft leasing contracts.    All the Company’s aircraft are leased under operating leasing contracts. As required by the leasing contracts, the Company made certain U.S. dollar deposits as a guarantee to the leasing companies. These deposits are non-interest bearing and refundable at the end of the respective lease agreements.

Prepaid aircraft and engine maintenance.    U.S. dollar deposits for aircraft and engine maintenance as stipulated in the respective lease agreements are made to specific accounts in the name of the lessor responsible for the maintenance services. Certain required aircraft and engine maintenance, as stipulated in the respective lease agreement, are funded from these deposits. The Company is required to pay the lessor for maintenance expenditures that exceed deposited amounts. The Company can apply deposits amounts that exceed maintenance expenditures to the final lease payment. These deposits are non-interest bearing.

6. Short-term Borrowings

At December 31, 2005, the Company had eleven revolving lines of credit with six financial institutions allowing for combined borrowings up to R$340,000. Two of the credit lines are secured by promisory notes and allow for borrowings up to R$200,000. At December 31, 2005 and 2004, there were R$54,016 (US$23,077) and R$112,253 outstanding borrowings under these facilities, respectively. One of the revolving lines of credit is secured by the Company’s Credit card receivables and allows for borrowings of up to R$50,000. As of December 31, 2005, there were no outstanding borrowings under this facility.

The weighted average annual interest rate for these Reais-based short-term borrowings at December 31, 2005 and 2004 was 20.7% and 17.7%, respectively.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

(In thousands of Brazilian Reais)

7. Transactions with Related Parties

The Company has an exclusive bus transportation agreement with related companies Breda Transportes e Serviços S.A. and Expresso União Ltda. During 2005, the Company paid R$1,690 and R$308 to these companies, respectively.

The Company also has a five-year office space lease agreement with Áurea Administração e Participações S.A. for the lease of headquarters located at Rua Tamoios, 246 in São Paulo. The lease agreement provides for monthly payments, adjusted by the IGP-M inflation index. During 2005, the Company paid R$344 to this company.

The payments to and from the related parties in the normal course of business were based on prevailing market rates.

8. Shareholders’ Equity

The following table sets forth the ownership and percentages of the Company’s voting (common) and non-voting (preferred) shares as at December 31, 2005 and December 31, 2004:

	2005			2004
	Common	Preferred	Total	Common	Preferred	Total
Aeropar Participações S.A.	100.00%	36.40%	71.92%	100.00%	40.32%	75.15%
Comporte Participações S.A.	—	3.87%	1.71%	—	4.30%	1.78%
Public Market	—	59.73%	26.37%	—	55.38%	23.07%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The Company is a stock corporation (sociedade anônima) incorporated under the laws of Brazil. As of December 31, 2005, the Company had 109,448,497 shares of common stock and 86,524,136 shares of preferred stock authorized, issued and outstanding. According to the Company’s bylaws, the capital can be increased up to R$1,223,119 through the issuance of common or preferred shares.

Each common share entitles its holder to one vote at the Company’s shareholder meetings. The preferred shares outstanding have no class designation, are not convertible into any other security and are non-voting, except under the limited circumstances provided under Brazilian law. Upon liquidation, holders of preferred shares are entitled to receive distributions prior to the holders of our common shares. In addition, the Bovespa Level 2 of Differentiated Corporate Governance Practices, which we will comply with, provides for the granting of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions.

i) 2005 transactions

On April 27, 2005 the Company concluded a public offering on the New York Stock Exchange (NYSE) and the São Paulo Stock Exchange (BOVESPA) of 14,700,000 preferred shares (5,520,811 offered by the Company, representing proceeds in the amount of R$184,454, net of issuance costs of R$8,723, and 9,179,189 by a selling shareholder, BSSF Air Holdings LLC) at a price of R$35,12 per share (US$27.88 per American Depositary Share). On May 2, 2005 the Company issued an additional of 2,205,000 preferred shares, related to the exercise of the underwriter’s over-allotment option on the April 27, 2005 public offering, representing proceeds in the amount of R$73,669, net of issuance costs of R$3,484.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

(In thousands of Brazilian Reais)

ii) 2004 transactions

On March 29, 2004, GLAI became the parent company of GOL pursuant to a reorganization plan approved by the shareholders of GOL. In accordance with the reorganization plan, all outstanding common and preferred shares of GOL (except for 14 common shares and 8 class B preferred shares of GOL held by members of GOL’s board of directors) were contributed to the Company in exchange for common and preferred shares of the Company. The 116,199,986 common shares of GOL were exchanged for 109,448,267 common shares and 6,751,719 preferred shares of the Company. The 29,050,000 class A preferred shares of GOL were exchanged for 29,049,994 preferred shares and 6 common shares of the Company. The 23,542,977 preferred shares class B of GOL were exchanged for 23,542,977 preferred shares of the Company.

On May 25, 2004, the shareholders approved a 2.80 for 1 stock split for all outstanding common and preferred shares. As a result of the stock split, the aggregate number of preferred shares and common shares outstanding was increased to 168,793,243, All share and earnings per share information for all periods presented have been restated to give retroactive effect to the May 25, 2004 stock split. On May 25, 2004, the board of directors authorized the issuance of up to 20,325,734 preferred shares.

On June 29, 2004, the Company concluded its initial public offering on the New York Stock Exchange (NYSE) and The São Paulo Stock Exchange (Bovespa) issuing 18,750,000 preferred shares for R$26.57 per share (US$17,00 per American Depositary Share—“ADS”) and receiving proceeds in the amount of R$459,185, net of the issuance costs of R$37,050, each ADS representing two preferred shares. Additionally, R$386,593 of proceeds were remitted to BSSF Holdings LLC and Comporte Participações S.A. in connection with their sale of 14,300,000 preferred shares in the initial public offering.

Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders including interest on shareholders equity, in the aggregate of at least 25% of annual net distributable income determined in accordance with Brazilian corporation law.

Brazilian law permits the payment of cash dividends only from retained earnings and certain reserves registered in the Company’s statutory accounting records. On December 31, 2005, after considering appropriated retained earnings which can be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company’s shareholders at the annual shareholder’s meeting, amounted to R$1,128,206.

Brazilian corporations are allowed to attribute interest on shareholder’s equity. The calculation is based on the shareholder’s equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 11.50%, 9.81% and 9.75% for years 2003, 2004 and 2005, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus revenue reserves, determined in each case on the basis of the statutory financial statements. The amount of interest attributed to shareholders is deductible for corporate income tax purposes, and applies toward the mandatory minimum dividend.

For the year ended December 31, 2005, the Company accrued a total of R$117,870 of dividends payable (represented by R$113,870 of interest on stockholder’s equity and R$4,200 of dividends) for payment in 2006 (R$60,676 in 2005). Dividends and interest on shareholder’s equity are included in current liabilities and ratification for payment will be made at the annual shareholders meeting.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

(In thousands of Brazilian Reais)

For the year ended December 31, 2005, the Company’s statutory consolidated financial statements presented a net profit of R$424,501 (R$239,788 in 2004).

Appropriated retained earnings

Under Brazilian corporation law and according to its bylaws, the Company is required to maintain a “legal reserve” to which it must allocate 5% of its net income, less accumulated losses as determined on the basis of the statutory financial statements for each fiscal year until the amount of the reserve equals 20% of paid-in capital. Accumulated losses, if any, may be charged against the legal reserve. The legal reserve can only be used to increase the capital of the Company. The legal reserve is subject to approval by the shareholders voting at the annual shareholders meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. At December 31, 2005, the allocation of retained earnings related to the legal reserve was R$21,225.

Unappropriated retained earnings

The balance of R$858,856 is pending approval at the Annual Shareholders Meeting in order to meet the Company investment plan and increase in working capital.

9. Stock Option Plans

At shareholders meetings held on May 25 and December 9, 2004, the Company’s shareholders approved an executive stock option plan for key senior executive officers. On April 25, 2004, the Company issued to executive officers stock options to purchase up to 937,412 of its preferred shares at an exercise price of R$3.04 per share (determined based on the book value of GOL before the creation of GLAI). Fifty percent of the options vested on October 25, 2004, with the remaining 50% vesting at the end of each quarter ending subsequent to October 25, 2004, on a pro rata basis, through the second quarter of 2006. Each option will expire two years after the vesting date. The fair value of each share at the date of the grant was R$24.50. In connection with the initial grant of preferred stock options, the Company recorded deferred stock compensation of R$20,117, representing the difference between the exercise price of the options and the deemed fair value of the preferred stock.

On December 9, 2004, the Company’s shareholders approved a stock option plan for employees. Under this plan the stock options granted to employees cannot exceed 5% of total outstanding shares. Initially, 87,418 of the Company’s preferred shares have been reserved for issuance under this plan. On January 19, 2005, the Company issued stock options to 17 key employees to purchase up to 87,418 of its preferred shares at an exercise price of R$33.06 per share, (the volume weighted average price for the 60 previous trading days). The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each share at the date of the grant was R$37.96. In connection with the initial grant of preferred stock options, the Company recorded deferred stock compensation of R$428, representing the difference between the exercise price of the options and the deemed fair value of the preferred stock.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

(In thousands of Brazilian Reais)

Transactions are summarized as follows:

	Stock Options	Weighted-Average Exercise Price
Outstanding at December 31, 2003	—	—
Granted	937,412	3.04
Exercised	—	—

Outstanding at December 31, 2004	937,412	3.04
Granted	87,418	33.06
Exercised	(703,579)	3.04

Outstanding at December 31, 2005	321,251	11.21

Shares exercisable at December 31, 2004	507,765	3.04
Shares exercisable at December 31, 2005	158,353	6.50

The weighted-average fair values at the date of grant for options granted, as of December 31, 2004 and December 31, 2005, were R$21.46 and R$19.95, respectively, and were estimated using the Black-Scholes option-pricing model assuming an expected dividend yield of 2%, expected volatility of approximately 39%, weighted average risk-free interest rate of 17%, and an expected average life of 3.9 years.

Range of exercised prices and the weighted average remaining contractual life of the options outstanding and the range of exercise prices for the options exercisable at December 31, 2005 are summarized as follows:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Options Outstanding at 12/31/2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable at 12/31/2005	Weighted Average Exercise Price
3.04	233,833	2.0	3.04	140,092	3.04
33.06	87,418	9.0	33.06	18,261	33.06

3.04-33.06	321,251	3.9	11.21	158,353	6.50

10. Lease and Other Commitments

The Company leases all aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. At December 31, 2005, the Company leased 42 aircraft under operating leases (as compared to 27 aircraft at December 31, 2004), with initial lease term expiration dates ranging from 2006 to 2012.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at December 31, 2005 were as follows:

	Thousands of R$			Thousands of US$
	Aircraft	Other	Total	Aircraft	Other	Total
2006	255,111	11,802	266,913	108,989	5,042	114,031
2007	242,798	10,681	253,479	103,729	4,563	108,292
2008	172,568	8,941	181,509	73,725	3,820	77,545
2009	127,032	4,728	131,760	54,271	2,020	56,291
2010	38,769	2,252	41,021	16,563	962	17,525
After 2010	27,976	—	27,976	11,952	—	11,952

Total minimum Lease payments	864,254	38,404	902,658	369,229	16,407	385,636

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

(In thousands of Brazilian Reais)

During 2005 the Company entered into new operating lease agreements for seven Boeing 737-300 aircraft, four Boeing 737-700 aircraft and four Boeing 737-800 aircraft. Under the terms of the new leasing agreements, the Company is not required to make deposits.

The Company has a purchase contract with Boeing for 101 Boeing 737-800 Next Generation aircraft, under which the Company has 65 firm orders and 36 purchase options. The firm orders have an approximate value of R$ 10,615 million based on the aircraft list price, including estimated amounts for contractual prices escalations and pre-delivery deposits (corresponding to approximately US$ 4,535 million), and are summarized as follows:

	Expected Firm Order Deliveries	In thousands of Brazilian Reais	Translation into thousands of US$
2006	11	1,815,091	775,448
2007	13	2,012,209	859,661
2008	9	1,264,172	540,083
2009	10	1,638,900	700,175
2010	8	1,371,030	585,735
After 2010	14	2,513,521	1,073,833

Total	65	10,614,923	4,534,935

As of December 31, 2005, the Company has made deposits in the amount of R$ 356,765 (US$ 152,418 million) related to the orders described above. The Company makes payments for aircraft acquisition utilizing the proceeds from equity financings, cash flow from operations, short-term credit lines and supplier financing.

The Company plans to finance up to 85% of the value of purchased aircraft with long-term financing guaranteed by the U.S. Exim Bank.

11. Contingencies

The Company is party to legal proceedings and claims that arise during the ordinary course of business. While the outcome of these lawsuits and proceedings cannot be predicted with certainty and could have a material adverse effect on the Company’s financial position, results of operations and cash flows, it is the Company’s opinion, after consulting with its outside counsel, that the ultimate disposition on such lawsuits will not have a material adverse effect on its financial position, results of operation or cash flows.

12. Financial Instruments and Concentration of Risk

At December 31, 2005 and 2004, the Company’s primary monetary assets were cash equivalents, short-term investments and assets related to aircraft leasing operations. The Company’s primary monetary liabilities are related to aircraft leasing operations. All monetary assets other than those related to aircraft leasing operations included in the balance sheet are stated at amounts that approximate their fair values.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents, short-term investments and accounts receivable. Credit risk on cash equivalents and short term investments related to amounts invested with major financial institutions. Credit risk on accounts receivable relates to amounts receivable from the major international credit card companies. These receivables are short-term and the majority of them settle within 30 days.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

(In thousands of Brazilian Reais)

The Company’s revenue is generated in Brazilian Reais (except for a small portion in Argentine Pesos and Bolivian Bolivianos from flights between Brazil, Argentina and Bolivia). However, its liabilities, particularly those related to aircraft leasing, are US dollar-denominated. The Company’s currency exchange exposure at December 31, 2005 is as set forth below:

	R$	Translation into thousands of US$ 2005
Assets
Cash and cash equivalents	(11,120)	(4,751)
Deposits for aircraft leasing contracts	(22,583)	(9,648)
Prepaid aircraft and engine maintenance	(14,133)	(6,038)
Advances to suppliers	(48,793)	(20,845)
Other	(9,713)	(4,150)

Total assets in U.S. dollars	(106,342)	(45,432)
Liabilities
Foreign suppliers	15,628	6,677
Leases payable	13,127	5,608
Insurance premium payable	25,371	10,839

	52,216	23,124

Exchange exposure	(54,126)	(22,308)

Off-balance sheet transactions exposure
Operating Leases	902,658	385,636
Aircraft commitments	10,614,922	4,534,935

Total exchange exposure	11,476,326	4,902,947

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts.

a) Fuel

Airline operations are exposed to the effects of changes in the price of aircraft fuel. Aircraft fuel consumed in 2005, 2004 and 2003 represented approximately 39.5%, 33.2% and 29.1% of the Company’s operating expenses, respectively. To manage this risk, the Company periodically enters into crude oil option contracts and swap agreements. Because jet fuel is not traded on an organized futures exchange, liquidity for hedging is limited. However, the Company has found commodities for effective hedging of jet fuel costs, primarily crude oil. Historically, prices for crude oil are highly correlated to Brazilian jet fuel, making crude oil derivatives effective at offsetting jet fuel prices to provide short-term protection against a sharp increase in average fuel prices.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

(In thousands of Brazilian Reais)

The following is a summary of the company´s fuel derivative contracts (in thousands, except as otherwise indicated):

	2005		2004
At December 31:
Fair value of derivative instruments at year end	R$	8,464	R$	5,131
Average remaining term (months)		8		1
Hedged volume (barrels)		1,431,000		120,000

	2005		2004		2003
Year ended December 31:
Hedge effectiveness gains recognized in aircraft fuel expense	R$	5,246		N.A.	N.A.
Hedge ineffectiveness gains recognized in other income (expense)	R$	397		N.A.	N.A.
Percentage of actual consumption hedged (during year)		55%		75%	58%

The Company utilizes financial derivatives instruments as hedges to decrease its exposure to jet fuel price increases for short-term time frames. The Company currently has a combination of purchased call options, collar structures, and fixed price swap agreements in place to hedge over 30 percent of its 2006 total anticipated jet fuel requirements at average crude equivalent prices of approximately US$59.90 per barrel.

The Company accounts for its fuel hedge derivative instruments as cash flow hedges under SFAS 133. Under SFAS 133, all derivatives designated as hedges that meet certain requirements are granted special hedge accounting treatment. Generally, utilizing the special hedge accounting, all periodic changes in fair value of the derivatives designated as hedges that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying jet fuel is consumed. As of December 31, 2005 the unrealized gain recorded in “comprehensive income” was R$5,586, net of taxes. Ineffectiveness, as defined, results when the change in the total fair value of the derivative instrument does not equal the change in the value of the aircraft fuel being hedged. To the extent that the periodic changes in the fair value of the derivatives are not effective, that ineffectiveness is recorded to “Other gains and losses” in the income statement. Likewise, if a hedge ceases to qualify for hedge accounting, those periodic changes in the fair value of derivative instruments are recorded to “Other gains and losses” in the income statement in the period of the change. When aircraft fuel is consumed and the related derivative contract settles, any gains or losses previously deferred in other comprehensive income are recognized as aircraft fuel expense.

Outstanding financial derivative instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its six counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold financial derivative instruments for trading purposes.

b) Exchange rates

The Company is exposed to the effects of changes in the USD exchange rate. Exchange exposure relates to amounts payable arising from USD-denominated and USD-linked expenses and payments. To manage this risk, the Company uses USD options and futures contracts.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

(In thousands of Brazilian Reais)

The following is a summary of our foreign currency derivative contracts (in thousands, except as otherwise indicated):

	2005		2004
At December 31:
Fair value of derivative instruments at year end	R$	1,249	R$	(451)
Longest remaining term (months)		1		1
Hedged volume	R$	135,129	R$	56,775

	2005		2004		2003
Year ended December 31:
Hedge effectiveness losses recognized in operating expenses	R$	(24,236)		N.A.	N.A.
Hedge ineffectiveness losses recognized in other income (expense)	R$	(10,921)		N.A.	N.A.
Percentage of expenses hedged (during year)		60%		73%	68%

The Company utilizes financial derivative instruments as hedges to decrease its exposure to increases in the USD exchange rate. The Company has utilized financial derivative instruments for short-term time frames. The Company accounts for its foreign currency futures derivative instruments as cash flow hedges under SFAS 133. As of December 31, 2005 the unrealized gain recorded in “comprehensive income” was R$825, net of taxes.

While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being reflected in other comprehensive income. Ineffectiveness, the extent to which the change in fair value of the financial derivatives exceeds the change in the fair value of the operating expenses being hedged, is recognized in other income (expense) immediately. When operating expenses are incurred and the related derivative contract settles, any gain or loss previously deferred in other comprehensive income is recognized in operating expenses.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

(In thousands of Brazilian Reais)

13. Income Taxes

a) Deferred income taxes

The deferred income taxes are summarized as follows:

	2003		2004		2005		Translation into thousands of US$ 2005
Deferred tax assets
Loss carryforward	R$	—	R$	11,589	R$	8,762	US$	3,743
Interest on stockholders’ equity		—		—		36,748		15,670
Deferred tax benefit contributed by shareholders		—		25,296		19,458		8,313
Estimated liabilities		2,913		3,519		964		412
Allowance for doubtful accounts		—		2,943		1,663		710
Other		4,813		244		4,059		1,734

Total deferred tax assets		7,726		43,591		71,654		30,612

Deferred tax liabilities
Property and equipment		—		(1,093)		(5,818)		(2,486)
Maintenance deposits		(51,902)		(86,991)		(128,914)		(55,075)
Other		—		—		(616)		(263)

Total deferred tax liabilities		(51,902)		(88,084)		(135,348)		(57,824)
Current deferred tax assets		3,060		—		—		—

Net deferred tax liabilities		(47,236)		(44,493)		(63,694)		(27,212)

b) Income statement

The following current and deferred income taxes amounts were recorded in the statements of income:

	2003	2004	2005	Translation into thousands of US$ 2005
Current expense	60,747	165,710	189,576	80,992
Deferred expense	27,929	36,860	14,716	6,287

	88,676	202,570	204,292	87,279

The reconciliation of the reported income tax and social contribution and the amount determined by applying the composite fiscal rate at December 31, 2005 and December 31, 2004, is as follows:

	2003		2004		2005		Translation into thousands of US$ 2005
Income before income taxes	R$	264,135	R$	587,280	R$	717,522	US$	306,542
Nominal composite rate		34%		34%		34%		34%

Income tax by the nominal rate		89,806		199,675		243,957		104,224
Interest on stockholders’ equity		—		—		(38,716)		(16,540)
Other permanent differences		(1,130)		2,895		(949)		(405)

Income taxes expense		88,676		202,570		204,292		87,279

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005 and 2004

(In thousands of Brazilian Reais)

14. Earnings per Share

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

	R$			US$ 2005
	2003	2004	2005
Numerator
Net income applicable to common and preferred shareholders for basic and diluted earnings per share	175,459	384,710	513,230	219,263

Denominator
Weighted-average shares outstanding for basic earnings per share (in thousands)	164,410	179,731	192,828	192,828

Effect of dilutive securities:
Executive stock options (in thousands)	—	826	776	776

Adjusted weighted-average shares outstanding and assumed conversions for diluted earnings per shares (in thousands)	164,410	180,557	193,604	193,604

15. Quarterly Financial Data (Unaudited)

Quarterly results of operations for the years ended December 31, 2005 and 2004 are summarized below (in thousands, except per share amounts).

2005	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
Net operating revenues	R$	589,159	R$	562,168	R$	696,658	R$	821,105
Operating income		177,246		84,977		183,223		175,905
Net income		131,084		73,377		138,190		170,579
Earnings per share, basic		0.70		0.38		0.71		0.88
Earnings per share, diluted		0.70		0.38		0.70		0.88

2004	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
Net operating revenues	R$	433,092	R$	385,526	R$	517,233	R$	625,035
Operating income		135,615		92,775		162,023		185,888
Net income		90,656		73,229		96,900		123,925
Earnings per share, basic		0.54		0.42		0.52		0.66
Earnings per share, diluted		0.54		0.42		0.51		0.66

The sum of the quarterly earnings per share amounts may not equal the annual amount reported because per share amounts are computed independently for each quarter and for the full year based on respective weighted-average common shares outstanding and other dilutive potential common shares.