Form 20-F/A
period 2005-12-31
Gol Intelligent Airlines Inc.
filed 2006-05-02
CIK 1291733

As filed with the Securities and Exchange Commission on May 2, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes   ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on March 20, 2006 (the “2005 Form 20-F”), is being filed solely to correct a typographical error in Exhibits 13.1 and 13.2 to the 2005 Form 20-F by making reference to the fiscal year ended December 31, 2005, rather than the fiscal year ended December 31, 2004, in the certifications pursuant to Section 906 of the U.S. Sarbanes Oxley Act of 2002.

Other than the foregoing items, and amendments to the Exhibit Index in Item 19 to refer to the corrected exhibits, no part of the 2005 Form 20-F is being amended, and the filing of this Amendment No. 1 should not be understood to mean that any other statements in the 2005 Form 20-F are true or complete as of any date subsequent to March 20, 2006.

i

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

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on Form 20-F (Form 20-F/A) on its behalf.

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ CONSTANTINO DE OLIVEIRA JUNIOR
Name: Title:	Constantino de Oliveira Junior President and Chief Executive Officer

Dated: May 2, 2006

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