Form 20-F
period 2006-12-31
Gol Intelligent Airlines Inc.
filed 2007-02-28
CIK 1291733

As filed with the Securities and Exchange Commission on February 28, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-32221

Gol Linhas Aéreas Inteligentes S.A.

(Exact name of Registrant as specified in its charter)

Gol Intelligent Airlines Inc.

(Translation of Registrant’s name into English)

The Federative Republic of Brazil

(Jurisdiction of incorporation or organization)
Rua Gomes de Carvalho 1629
04547-006 São Paulo, São Paulo
Federative Republic of Brazil
(+55 11 3169 6800)
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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each class of stock of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2006:

107,590,792	Shares of Common Stock
88,615,674	Shares of Preferred Stock

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

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes   ☐    No  ☒

i

Introduction	1	ITEM 9. The Offer and the Listing	64
Presentation of Financial and Other Data	2	A. Offer and Listing Details	64
Special Note about Forward-Looking Statements	3	B. Plan of Distribution	66
Item 1. Identity of Directors, Senior Management and Advisors	4	C. Markets	66
Item 2. Offer Statistics and Expected Timetable	4	D. Selling Shareholders	72
Item 3. Key Information	4	E. Dilution	73
A. Selected Financial Data	4	F. Expenses of the Issue	73
B. Capitalization and Indebtedness	7	ITEM 10. Additional Information	73
C. Reasons for the Offer and Use of Proceeds	7	A. Share Capital	73
D. Risk Factors	7	B. Memorandum and Articles of Association	73
Item 4. Information on the Company	14	C. Material Contracts	80
A. History and Development of the Company	14	D. Exchange Controls	81
B. Business Overview	15	E. Taxation	82
C. Organizational Structure	36	F. Dividends and Paying Agents	89
D. Property, Plants and Equipment	36	G. Statement by Experts	89
ITEM 4A. Unresolved Staff Comments	36	H. Documents on Display	89
ITEM 5. Operating and Financial Review and Prospects	36	I. Subsidiary Information	89
A. Operating Results	37	ITEM 11. Quantitative and Qualitative Disclosures about Market Risk	89
B. Liquidity and Capital Resources	49	ITEM 12. Description of Securities Other than Equity Securities	90
C. Research and Development, Patents and Licenses, etc.	51	ITEM 13. Defaults, Dividend Arrearages and Delinquencies	91
D. Trend Information	52	ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	91
E. Off-Balance Sheet Arrangements	52	ITEM 15. Controls and Proceedures	91
F. Tabular Disclosure of Contractual Obligations	52	ITEM 16	91
ITEM 6. Directors, Senior Managmenet and Employees	52	A. Audit Committee Financial Expert	91
A. Directors and Senior Management	52	B. Code of Ethics	92
B. Compensation	56	C. Principal Accountant Fees and Services	92
C. Board Practices	56	D. Exemptions from the Listing Standards for Audit Committees	92
D. Employees	58	E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	92
E. Share Ownership	59	ITEM 17. Financial Statements	93
ITEM 7. Major Shareholders and Related Party Transactions	59	ITEM 18. Financial Statements	93
A. Major Shareholders	59	ITEM 19. Exhibits	93
B. Related Party Transactions	59	Signature	95
C. Interests of Experts and Counsel	60
ITEM 8. Financial Information	60
A. Consolidated Statements and Other Financial Information	60
B. Significant Changes	64

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

     The consolidated financial statements included in this annual report have been prepared in accordance with U.S. GAAP in reais and reflect our financial condition and results of operations as if the Registrant had been incorporated and held all of the capital stock of Gol, with the exception of five common shares of Gol held by members of Gol’s board of directors for eligibility purposes, since January 1, 2001. See “Item 10B. Memorandum of Articles of Association—Description of Capital Stock—General.” We publish our consolidated financial statements in Brazil in accordance with Brazilian GAAP, which differ in certain significant respects from U.S. GAAP.

     We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts in respect of the year ended December 31, 2006 was R$2.1380 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of December 31, 2006, as reported by the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Exchange Rates” for more detailed information regarding the translation of reais into U.S. dollars.

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
  our ability to successfully implement our growth strategy; and
  the risk factors discussed under “Risk Factors.”

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

     The consolidated financial statements and related notes included elsewhere in this annual report have been prepared in accordance with U.S. GAAP and reflect our financial condition and results of operations as if the Registrant had been incorporated and held all of the capital stock of Gol since January 1, 2001, except for five common shares of Gol held by members of Gol’s board of directors for eligibility purposes.

     Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2006 have been translated into U.S. dollars at the commercial market rate in effect as of December 31, 2006 as reported by the Central Bank of R$2.1380 to US$1.00.

	Year Ended December 31,

	2002	2003	2004	2005	2006	2006

	(in thousands)
Net operating revenues:
Passenger	R$643,549	R$1,339,191	R$1,875,475	R$2,539,016	R$3,580,919	US$1,674,892
Cargo and other	34,330	61,399	85,411	130,074	221,098	103,413

Total net operating revenues	677,879	1,400,590	1,960,886	2,669,090	3,802,017	1,778,305
Operating expenses:
Salaries, wages and benefits	77,855	137,638	183,037	260,183	413,977	193,628
Aircraft fuel	160,537	308,244	459,192	808,268	1,227,001	573,901
Aircraft rent	130,755	188,841	195,504	240,876	292,548	136,833
Sales and marketing	96,626	191,280	261,756	335,722	414,597	193,918
Landing fees	32,758	47,924	57,393	92,404	157,695	73,758
Aircraft and traffic servicing	47,381	58,710	74,825	91,599	199,430	93,279
Maintenance, materials and repairs	16,160	42,039	51,796	55,373	146,505	68,524
Depreciation	7,885	13,844	21,242	35,014	69,313	32,420
Other operating expenses	45,740	70,344	79,840	128,300	179,494	83,954

Total operating expenses	615,797	1,058,864	1,384,585	2,047,739	3,100,560	1,450,215
Operating income	62,082	341,726	576,301	621,351	701,457	328,090
Other income (expense):
Interest expense	(16,530)	(20,910)	(13,445)	(19,383)	(66,378)	(31,047)
Financial income (expense), net	7,447	(56,681)	24,424	115,554	163,883	76,652

Income (loss) before income taxes	52,999	264,135	587,280	717,522	798,962	373,695
Income taxes	(17,642)	(88,676)	(202,570)	(204,292)	(229,825)	(107,495)

Net income (loss)	R$35,357	R$175,459	R$384,710	R$513,230	R$569,137	US$266,200

	Year Ended December 31,

	2002	2003	2004	2005	2006	2006

	(in thousands)
Earnings (loss) per share, basic(1)	R$0.36	R$1.07	R$2.14	R$2.66	R$2.90	US$1.36
Earnings (loss) per share, diluted(1)	R$0.36	R$1.07	R$2.13	R$2.65	R$2.90	US$1.36
Weighted average shares used in computing
earnings (loss) per share, basic (in thousands)(1)	98,268	164,410	179,731	192,828	196,103	196,103
Weighted average shares used in computing
earnings (loss) per share, diluted (in thousands)(1)	98,268	164,410	180,557	193,604	196,210	196,210
Earnings (loss) per ADS, basic(2)	R$0.36	R$1.07	R$2.14	R$2.66	R$2.90	US$1.36
Earnings (loss) per ADS, diluted(2)	R$0.36	R$1.07	R$2.13	R$2.65	R$2.90	US$1.36
Dividends paid per share	—	R$0.16	R$0.32	R$0.60	R$0.92	US$0.43
Dividends paid per ADS(2)	—	R$0.16	R$0.32	R$0.60	R$0.92	US$0.43

	As of December 31,

	2002	2003	2004	2005	2006	2006

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	R$9,452	R$146,291	R$405,730	R$106,347	R$280,977	US$131,420
Short-term investments	—	—	443,361	762,688	1,425,369	666,683
Accounts receivable(3)	105,245	240,576	386,370	563,958	659,306	308,375
Deposits with lessors	121,980	180,916	289,416	408,776	537,835	251,560
Total assets	318,342	685,019	1,734,284	2,555,843	4,258,454	1,991,793
Short-term debt	22,800	38,906	118,349	54,016	128,304	60,011
Long-term debt	—	—	—	—	949,006	443,876
Shareholders’ equity	71,583	314,739	1,148,453	1,822,331	2,205,158	1,031,411

	Year Ended December 31,

	2002	2003	2004	2005	2006	2006

	(in thousands, except percentages)
Other Financial Data:
Operating margin(4)	9.2%	24.4%	29.4%	23.3%	18.4%	18.4%
Net cash provided by (used in) operating activities	R$17,023	R$85,235	R$239,920	R$353,745	R$530,436	US$248,099
Net cash used in investing activities	(34,479)	(39,263)	(533,043)	(801,787)	(1,234,088)	(577,216)
Net cash provided by financing activities	21,752	90,867	552,562	148,659	878,282	410,796

	Year Ended December 31,

	2002	2003	2004	2005	2006

Operating Data (unaudited):
Revenue passengers (in thousands)	4,847	7,324	9,215	13,000	17,447
Revenue passenger kilometers (in millions)	3,156	4,835	6,289	9,740	14,819
Available seat kilometers (in millions)	5,049	7,527	8,844	13,246	20,261
Load-factor	62.5%	64.2%	71.1%	73.5%	73.1%
Break-even load-factor	59.8%	50.8%	52.5%	56.4%	59.6%
Aircraft utilization (block hours per day)	12.3	12.8	13.6	13.9	14.2
Average fare	R$140	R$195	R$210	R$201	R$205
Yield per passenger kilometer (cents)	20.4	27.7	29.8	26.1	24.2
Passenger revenue per available seat kilometer (cents)	12.7	17.8	21.2	19.1	17.7
Operating revenue per available seat kilometer (cents)	13.4	18.6	22.2	20.1	18.8
Operating expense per available seat kilometer (cents)	12.2	14.1	15.7	15.5	15.3
Operating expense less fuel expense per available seat kilometer (cents)	9.0	9.9	10.5	9.4	9.2
Departures	52,665	75,439	87,708	122,683	164,696
Departures per day	144	207	240	336	451
Destinations served	22	25	36	45	55
Average stage length (kilometers)	628	659	689	721	832
Average number of operating aircraft during period	15.3	21.6	22.3	34.3	50.1
Full-time equivalent employees at period end	2,072	2,453	3,307	5,456	8,840
Fuel liters consumed (in thousands)	164,008	264,402	317,444	476,725	712,881
Percentage of sales through website during period	48.7%	57.9%	76.4%	81.3%	81.6%
Percentage of sales through website and call center during period	72.1%	74.1%	83.6%	88.7%	92.4%
_______________________
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

(3)
In managing our liquidity, we take into account our cash and cash equivalents, our short-term investments and our accounts receivable balances. Accounts receivable consist primarily of credit card receivables for purchased passenger tickets. We provide our customers with the option to pay in installments and therefore have to a limited extent a lag between the time that we pay our suppliers and the time that we receive payment for our services.

(4)	Operating margin represents operating income divided by net operating revenues.

Exchange Rates

Before March 4, 2005, there were two principal legal foreign exchange markets in Brazil:

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

     In March 2005, the National Monetary Council, dated March 4, 2005, consolidated the foreign exchange markets into one single foreign exchange market. All foreign exchange transactions are now carried out through institutions authorized to operate in the consolidated market and are subject to registration with the Central Bank’s electronic registration system. Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

     Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Item 3D. Risk Factors—Risks Relating to Brazil.”

     The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

		Average for
	Period-end	Period	Low	High

	(reais per US.dollar)
Year Ended
December 31, 2002	3.533	2.998(1)	2.271	3.955
December 31, 2003	2.889	3.060(1)	2.822	3.662
December 31, 2004	2.654	2.917(1)	2.654	3.205
December 31, 2005	2.341	2.412(1)	2.163	2.762
December 31, 2006	2.138	2.168(1)	2.059	2.371

Month Ended
September 2006	2.174	2.169	2.128	2.218
October 2006	2.143	2.148	2.133	2.168
November 2006	2.167	2.158	2.135	2.187
December 2006	2.138	2.150	2.138	2.169
January 2007	2.125	2.139	2.125	2.156
February 2007(through February 27)	2.110	2.095	2.077	2.114

Source: Central Bank
(1) Represents the average of the exchange rates on the last day of each month during the period.

B. Capitalization and Indebtedness

     Not applicable.

C. Reasons for the Offer and Use of Proceeds

     Not applicable.

D. Risk Factors

     An investment in the ADSs or our preferred shares involves a high degree of risk. You should carefully consider the risks described below before making an investment decision . Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of the ADSs could decline due to any of these risks or other factors, and you may lose all or part of your investment. The risks described below are those that we currently believe may materially affect us.

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

  interest rates;
  currency fluctuations;
  inflation;
  liquidity of domestic capital and lending markets;
  tax policies;
  exchange controls and restrictions on remittances abroad, such as those that were briefly imposed in 1989 and early 1990; and
  other political, social and economic developments in or affecting Brazil.

     Uncertainty over whether the Brazilian government will implement changes in policies or regulations affecting these or other factors may contribute to heightened volatility in the Brazilian securities markets and of securities issued abroad by Brazilian companies.

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

     The real depreciated against the U.S. dollar by 9.3% in 2000 and by 18.7% in 2001. In 2002, the real depreciated 52.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. Although the real appreciated 18.2%, 8.1%, 11.8% and 8.7% against the U.S. dollar in 2003, 2004, 2005 and 2006, respectively, no assurance can be given that the real will not depreciate or be devalued against the U.S. dollar again. On February 27, 2007, the U.S. dollar/real exchange rate was R$2.110 per US$1.00. See “¯Exchange Rates.”

     Substantially all of our passenger revenue and cargo revenue and temporary investments are denominated in reais, and a significant part of our operating expenses, such as fuel, aircraft and engine maintenance services, aircraft rent payments and aircraft insurance, are denominated in, or linked to, U.S. dollars. We maintain U.S. dollar-denominated deposits and maintenance reserve deposits under the terms of some of our aircraft operating leases. For the year ended December 31, 2006, 49% of our operating expenses were either denominated in or linked to the U.S. dollar. In addition, the purchase price of the 76 737-800 Boeing Next Generation aircraft for which currently we have placed firm purchase orders and the 34 737-800 Boeing Next Generation aircraft for which we currently have purchase options are denominated in U.S. dollars. Since 2006, a portion of our indebtedness is denominated in U.S. dollars. While in the past we have generally adjusted our fares in response to, and to alleviate the effect of, depreciations of the real and increases in the price of jet fuel and have entered into hedging arrangements to protect us against the effects of such developments, there can be no assurance we will be able to continue to do so. To the extent we are unable to adjust our fares or effectively hedge against any such depreciation or increases in jet fuel prices, this may lead to a decrease in our profit margins or to operating losses caused by increases in U.S. dollar-denominated costs, increases in interest expense or exchange losses on unhedged fixed obligations and indebtedness denominated in foreign currency. We had total U.S. dollar-denominated future operating lease payment obligations of US$911.4 million (including long-term vendor payables) and US$715.6 million other U.S. dollar-denominated indebtedness at December 31, 2006. We may incur additional substantial amounts of U.S. dollar-denominated operating lease or financial obligations and U.S. dollar-denominated indebtedness and be subject to fuel cost increases linked to the U.S. dollar. At December 31, 2006, we had a short-term hedging program in place for our U.S. dollar-denominated operating lease obligations, our U.S. dollar-linked jet fuel expenses and our interest rate exposure.

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

     Brazil has in the past experienced extremely high rates of inflation. More recently, Brazil’s annual rate of inflation was 25.3% in 2002, 8.7% in 2003, 12.4% in 2004, 1.2% in 2005 and 3.8% in 2006 (as measured by ¥ndice Geral de Preços—Mercado, or the IGP-M). Inflation, and certain government actions taken to combat inflation, have in the past had significant negative effects on the Brazilian economy. Actions taken to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil again experiences high inflation, we may not be able to adjust the fares we charge our customers to offset the effects of inflation on our cost structure. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business or adversely affect the market value of our preferred shares and, as a result, the ADSs.

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

Risks Relating to Us and the Brazilian Airline Industry

     Changes to the Brazilian civil aviation regulatory framework and air traffic control may adversely affect our business and results of operations.

     The National Civil Aviation Agency (Agência Nacional de Aviação Civil, or “ANAC”), an independent regulatory agency linked, but not subordinated, to the Ministry of Defense was created in 2005 and operates as an independent agency for an indefinite term. ANAC principally has the authority to: (i) regulate, inspect and supervise services rendered by airlines operating in Brazil, (ii) grant concessions, permits and authorizations for air transport operations and airport infrastructure services, (iii) represent the Brazilian government before international civil aviation organizations, (iv) control, register and inspect civil aircraft, and (v) ensure that air transportation services are provided under free market principles.

     As ANAC commenced its activities and began to exercise its powers, the Civil Aviation Department (Departamento de Aviação Civil, or “DAC”), an organization that was subordinated to the Air Force Command of the Ministry of Defense, and responsible prior to ANAC for coordinating and supervising Brazilian civil aviation (coordinating and supervising air transportation services and aviation and ground infrastructure), transferred all its responsibilities and operations to the new agency and was extinguished. ANAC did not assume any of the current responsibilities of the Civil Aviation National Council (Conselho de Aviação Civil or “CONAC”), which will continue to set guidelines for regulation, control the development, and generally establish policy for the air transportation sector as a whole.

     The importation of any new aircraft is subject to approval by the Commission for Coordination of Civil Air Transportation (Comissão de Coordenação de Transporte Aéreo Civil, or “COTAC”), a sub-department of ANAC. In recent years, the DAC and since 2006 the ANAC have actively monitored developments in Brazil’s airline market and have taken certain restrictive measures that have helped to restore greater stability to the industry. For example, the ANAC addressed overcapacity by establishing stricter criteria that must be met before new routes or additional flight frequencies are awarded. Our growth plans contemplate expanding into new markets, increasing flight frequencies and operating considerably more than our existing fleet. As such, our ability to grow generally depends on receiving the required authorizations from ANAC and COTAC. We cannot assure you that future authorizations will be granted to us. If the Brazilian civil aviation framework changes in the future, or ANAC implements increased restrictions, our growth plans and our business and results of operations could be adversely affected.

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

     No assurance can be given that these or other changes in the Brazilian airline industry regulatory environment will not have a material adverse effect on our business and results of operations.

     Technical and operational problems in the Brazilian air traffic control systems since the last quarter of 2006 have led to extensive flight delays, higher than usual flight cancellations and airport congestions and negatively affected our punctuality and operating results. The Brazilian government and air traffic control authorities have taken measures to improve the Brazilian air traffic control systems, but if the changes proposed and measures taken by the Brazilian government and regulatory authorities do not prove successful, these air traffic control and runway safety related difficulties might reoccur or worsen, which might have a material adverse effect on our business, our results of operations and our growth strategy.

     We operate in a highly competitive industry.

     We face intense competition on our domestic routes in Brazil from scheduled airlines and charter airlines. In addition, the Brazilian aviation authorities have the flexibility to permit new entrants in our market. We may face increased competition in the future.

     Our existing competitors or new entrants into the market may undercut our fares, increase capacity on their routes in an effort to increase their market share or attempt to conduct low-fare or low-cost airline operations of their own. In such an event, we cannot assure you that our level of fares or passenger traffic would not be adversely affected. We may also face competition from international airlines as we introduce and expand flights between Brazil and other South American destinations.

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

     Two of the airport facilities from which we operate, Santos Dumont in Rio de Janeiro, Congonhas in São Paulo, have limited landing slots available and passenger processing is at or near maximum capacity. Four of the airports from which we operate, Juscelino Kubitschek in Brasília, Santos Dumont, Congonhas, Guarulhos International Airport in Guarulhos, are subject to slot restrictions limiting the number of landings and take-offs at these airports and when they can be made. Any condition that would prevent or delay our access to airports or routes that will be vital to our growth strategy, including the ability to process more passengers or the imposition of flight capacity restrictions or our inability to maintain our existing slots, and obtain additional slots, in the Juscelino Kubitschek, Santos Dumont, Congonhas, Guarulhos airports, could constrain the expansion of our operations. In addition, we cannot assure that any investments will be made by the Brazilian government in the Brazilian aviation infrastructure to permit a capacity increase at busy airports and consequently additional concessions for new slots to airlines.

     In addition, the introduction and expansion of flights between Brazil and other destinations outside of Brazil requires the availability of flight capacity under, and compliance with, the criteria set forth in bilateral treaties governing cross-border air travel that have been negotiated between Brazil and other South American countries. To the extent that there is no available capacity or we cannot comply with the criteria contained in these treaties, our plans to introduce additional flights between Brazil and other destinations outside of Brazil could be constrained. In addition, our plans to further expand our operations into other South American countries could be adversely affected by political, economic and social conditions in those countries.

     The expansion of our business will also require additional skilled personnel, equipment and facilities. An inability to hire and retain skilled personnel or secure the required equipment and facilities efficiently and cost-effectively may adversely affect our ability to execute our growth strategy. Expansion of our markets and flight frequencies may also strain our existing management resources and operational, financial and management information systems to the point that they may no longer be adequate to support our operations, requiring us to make significant expenditures in these areas. In light of these factors, we cannot assure you that we will be able to successfully establish new markets or expand our existing markets and operations, and our failure to do so would harm our business and the value of the ADSs and our preferred shares.

     We have significant fixed costs, and we will incur significantly more fixed costs that could hinder our ability to meet our strategic goals.

     We have significant fixed costs, relating primarily to operating leases for our aircraft and engines, of which leases for four aircraft have floating-rate rent payments based on LIBOR or U.S. interest rates. Currently, we have commitments of approximately US$11.5 billion to purchase 76 additional Boeing 737-800 Next Generation aircraft, based on aircraft list prices, although the actual price payable by us for the aircraft will be lower due to supplier discounts. As of December 31, 2006 we had US$949.0 million in long-term indebtedness. We expect that we will incur additional fixed obligations and debt as we take delivery of the new aircraft and other equipment to implement our growth strategy.

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

     Our ability to make scheduled payments on our fixed obligations, including indebtedness we will incur, will depend on our operating performance and cash flow, which will in turn depend on prevailing economic and political conditions and financial, competitive, regulatory, business and other factors, many of which are beyond our control. In addition, our ability to raise our fares to compensate for an increase in our fixed costs may be adversely affected by any imposition of fare control mechanisms by the Brazilian civil aviation authorities.

     We may have to use our cash resources to finance a portion of our firm purchase order aircraft. We may not have sufficient cash resources available to do so.

     We currently finance our aircraft principally through operating leases. As a result of our firm purchase orders to purchase 76 Boeing 737-800 Next Generation aircraft, in the future we expect to own a portion of our fleet as well as continue to lease aircraft through principally long-term operating leases. The firm purchase orders represent a significant financial commitment for us. In 2006, we financed and we intend to finance a portion of our new Boeing 737-800 NG aircraft with a commitment we received from the Export-Import Bank of the United States providing guarantees covering approximately 85% of the aggregate purchase price for the firm purchase order aircraft. While we expect that the guaranty from the U.S. Export-Import Bank will assist us in obtaining low-cost financing for the purchase of the firm purchase order aircraft, we may be required to use our own cash resources for the remaining 15% of the aggregate purchase price for the firm purchase order aircraft. As of December 31, 2006, we had R$1.7 billion of cash, cash equivalents and short-term investments in overnight deposits and deposit certificates of highly-rated Brazilian banks and marketable securities, mainly highly-rated Brazilian government bonds. If the value or liquidity of these investments were to decrease, or we do not have sufficient cash resources, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would have an adverse impact on the execution of our growth strategy and business and could have an adverse impact on our results of operations.

     Substantial increases in fuel costs or the unavailability of sufficient quantities of fuel would harm our business.

     Fuel costs, which have recently been at historically high levels, constitute a significant portion of our total operating expenses, accounting for 39.6% of our operating expenses for the year ended December 31, 2006. Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. In the event of an international or local fuel supply shortage, our fuel prices may increase.

     In addition, substantially all of our fuel is supplied by one source, Petrobras Distribuidora S.A. If Petrobras Distribuidora is unable or unwilling to continue to supply fuel to us at the times and in the quantities that we require, or if Petrobras Distribuidora were to raise significantly the price it charges us for its fuel, our business and results of operations would be adversely affected. Some of our competitors may be able to obtain fuel on better terms than we, both with respect to quantity and price. Although we enter into hedging arrangements to reduce our exposure to fuel price fluctuations and have historically passed on the majority of fuel price increases by adjusting our fare structure, the price and future availability of fuel cannot be predicted with any degree of certainty. Our hedging activities or the extent of our ability to adjust our fares may not be sufficient to protect us from fuel price increases.

     We have only a limited number of suppliers for our aircraft and engines.

     One of the key elements of our current business strategy is to save costs by operating a simplified aircraft fleet equipped with one type of engine. After extensive research and analysis, we chose the Boeing 737-700/800 Next Generation aircraft and CFM 56-7B engines from CFM International. In light of our firm purchase orders to purchase 76 Boeing 737-800 Next Generation aircraft and options to purchase an additional 34 Boeing 737-800 Next Generation aircraft, we expect to continue to rely on Boeing and CFM International into the foreseeable future. If either Boeing or CFM International were unable to perform their contractual obligations, we would have to find another supplier for a similar type of aircraft or engines. While we await the delivery of our new 737-800 Next Generation aircraft, we are currently using 14 Boeing 737-300 aircraft to help meet our short-term capacity needs caused by higher than expected demand for our air travel services in Brazil and South America.

     If we had to lease or purchase aircraft from another supplier, we could lose the benefits we derive from our current fleet composition. We cannot assure you that any replacement aircraft would have the same operating advantages as the Boeing 737-700/800 Next Generation aircraft or that we could lease or purchase engines that would be as reliable and efficient as the CFM engines. We may also incur substantial transition costs, including costs associated with retraining our employees, replacing our manuals and adapting our facilities, to the extent that such costs would not be covered by the alternate supplier. Our operations could also be disrupted by the failure or inability of Boeing or CFM International to provide sufficient parts or related support services on a timely basis.

     Our business would also be significantly harmed if a design defect or mechanical problem with the Boeing 737-700/800 Next Generation aircraft, Boeing 737-300 aircraft or the CFM engines used on our aircraft were discovered causing our aircraft to be grounded while any such defect or problem is being corrected, assuming it could be corrected at all. The use of our aircraft could be suspended or restricted by the ANAC in the event of any actual or perceived mechanical, design or other problems while the ANAC conducts its own investigation. Our business would also be significantly harmed if the public avoids flying on our aircraft due to an adverse perception of the Boeing 737-700/800 Next Generation aircraft, Boeing 737-300 aircraft or the CFM engines because of safety concerns or other problems, whether real or perceived, or in the event of an accident involving Boeing 737-700/800 Next Generation aircraft, Boeing 737-300 aircraft or the CFM engines.

     We may be unable to maintain our company culture as our business grows.

     We believe that our growth potential and the maintenance of our results-oriented corporate culture are directly linked to our capacity to attract and maintain the best professionals available in the Brazilian and South American airline industry. We are dedicated to providing professional, high-quality service in a positive work environment and finding innovative ways to improve our business. We place great emphasis on the selection and training of enthusiastic employees with potential to add value to our business and who we believe fit in with and contribute to our company culture. As we grow domestically and internationally, we may be unable to identify, hire or retain enough people who meet the these criteria, or we may have trouble maintaining this company culture as we become larger. Our company culture is crucial to our business plan, and failure to maintain that culture could adversely affect our business and results of operations.

     The loss of our senior management and key employees could disrupt our business.

     Our business also depends upon the efforts of our chief executive officer, who has played an important role in shaping our company culture and, through his interest in our controlling shareholder, owns a significant number of our shares, as well as other key executives. If our chief executive officer or a number of our key executives leave our company, we may have difficulty finding suitable replacements, which could harm our business and results of operations.

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

     High aircraft utilization increases the risk that if an aircraft falls behind schedule during the day, it could remain behind schedule during the remainder of that day and potentially the next day, which can result in disruption in operating performance, leading to passenger dissatisfaction related to delayed or cancelled flights and missed connections.

     Our reputation and financial results could be harmed in the event of an accident or incident involving our aircraft or our aircraft type or as a result of the mid-air collision of one of our aircraft in September 2006.

     Accidents or incidents involving our aircraft could involve significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent loss from service. We are required by ANAC and lessors of our aircraft under our operating lease agreements to carry liability insurance. Although we believe we currently maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate and we may be forced to bear substantial losses in the event of an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident involving our aircraft, even if fully insured, or an accident or incident involving Boeing 737 Next Generation aircraft, could cause a public perception that we are less safe or reliable than other airlines, which would harm our business and results of operations. On September 29, 2006, one of our new Boeing 737-800 NG aircraft was involved in a mid-air collision with a private aircraft of ExcelAir. We cannot assure you that our reputation will not be negatively affected by the implications of this accident.

     Our controlling shareholder has the ability to direct our business and affairs and its interests could conflict with yours.

     Our controlling shareholder has the power to, among other things elect a majority of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations, dispositions, and the timing and payment of any future dividends, subject to minimum dividend payment requirements imposed under the Brazilian corporation law. Although you are entitled to tag-along rights in connection with a change of control of our company and you will have specific protections in connection with transactions between our controlling shareholder and related parties, our controlling shareholder may have an interest in pursuing acquisitions, dispositions, financings or similar transactions that could conflict with your interests as a holder of the ADSs or our preferred shares.

Risks Relating to the ADSs and Our Preferred Shares

     The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 50.4% of the aggregate market capitalization of the BOVESPA as of December 31, 2006. The top ten stocks in terms of trading volume accounted for approximately 45%, 51% and 46.4% of all shares traded on the BOVESPA in 2004, 2005 and 2006, respectively.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

     The Registrant was formed on March 12, 2004 as a sociedade por ações, a stock corporation duly incorporated under the laws of Brazil with unlimited duration. The Registrant’s only material assets consist of the shares of Gol, two offshore finance subsidiaries, cash and cash equivalents and short-term investments. The Registrant owns all of Gol’s shares, except for five common shares of Gol that are held by members of Gol’s board of directors for eligibility purposes. Our principal executive offices are located at Rua Gomes de Carvalho 1629, 04547-006 São Paulo, SP, Brazil, and our general telephone number is +55 11 3169-6003. The telephone number of our investor relations department is +55 11 3169-6800. Our website address is www.voegol.com.br and our website is available in Portuguese, Spanish and English. Investor information can be found on our website under the caption “Investor Relations.” Information contained on our website is not incorporated by reference in, and shall not be considered a part of, this annual report.

Capital Expenditures

     For a description of our capital expenditures, see below “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B. Business Overview

     We are one of the most profitable low-cost airlines in the world and the most profitable airline in South America, and had net revenues of R$3.8 billion and net income of R$569.1 million for the year ended December 31, 2006. We are the only low-fare low-cost airline providing frequent service on routes connecting all of Brazil’s major cities and also to major cities in Argentina, Bolivia, Chile, Paraguay, Peru, and Uruguay. Our mission is to increase the growth and profits of our business by stimulating and meeting demand for safe, affordable, convenient air travel for both business and leisure passengers. We do this by offering simple, safe and efficient service while having one of the lowest operating costs in the airline industry worldwide. Our vision is to be recognized by 2010 as the airline that popularized high-quality, low-fare air transportation in South America.

     We have flown over 55 million passengers since beginning operations in 2001 and, according to the ANAC, Brazil’s civil aviation authority, our share of the domestic market, based on revenue passenger kilometers, grew from 4.7% in 2001 to 37.1% in December 2006. Our share of the international market, based on revenue passenger kilometers transported by Brazilian airlines grew from 3.1% in 2005 (our first full year operating international flights) to 13.3% in December 2006. Our strategy is to increase the size of the market by attracting new passengers through our low fares, a young and modern aircraft fleet, targeted marketing, simplified travel services and through a variety of payment mechanisms designed to make the purchase of our tickets easier for customers belonging to a much broader income class. Our affordable, reliable and simple service and our focus on markets that were either underserved or did not have a lower-fare alternative has led to a strong awareness of our brand and a rapid increase in our market share.

     As of the end of 2006, we operated 65 single-class Boeing 737 aircraft. We have firm purchase orders with The Boeing Company for 76 737-800 Next Generation aircraft, and we have options to purchase an additional 20 737-800 Next Generation aircraft. Currently, we have 14 firm purchase orders for aircraft deliveries scheduled in 2007, 9 in 2008, 16 in 2009, 16 in 2010 and 21 after 2010. To meet the recent higher than expected demand for our air travel services in Brazil and South America, in 2006 we took delivery of six Boeing 737-300 aircraft under four year operating leases, which we are using to help meet our short-term capacity needs while we await the delivery of the new 737-800 Next Generation aircraft.

     We have a diversified revenue base, with customers ranging from business passengers traveling between densely populated cities in Brazil, such as São Paulo, Rio de Janeiro and Belo Horizonte, to leisure passengers traveling to destinations throughout Brazil and to our international destinations in South America. We carefully evaluate opportunities to continue the growth of our business through increasing the frequency of flights to our existing high-demand markets and adding new routes in Brazil and to other Latin American destinations. In 2006, we inaugurated 10 new destinations, thereby increasing the number of destinations served to 55 (48 in Brazil). We intend to further expand our service to additional international destinations in South America. We generate ancillary revenues from air cargo services and our installment payment mechanisms. We are one of the few low cost carriers in the world that offers cargo services. Our installment payment mechanisms, such as our Voe Fácil card, are innovative and help stimulate demand.

     We offer a simplified product to our customers with single-class seating and a light snack and beverage service. Generally, our low operating costs allow us to set our fares at levels to win customer loyalty and stimulate demand by attracting new customers who previously used other means of travel or traveled less often due to price sensitivity. We have kept our operating costs low principally by maintaining a simplified aircraft fleet that is one of the newest in South America, which reduces maintenance and fuel costs.

     We deploy aircraft in a highly efficient manner to maintain industry leading aircraft utilization and concentrate heavily upon internet-based distribution channels and sales. The strong promotion of internet-based distribution channels and sales is an integral element of our low cost structure and efficiency and has made us one of the largest and leading e-commerce businesses in Brazil with total sales of passenger tickets of R$3.7 billion over the internet in 2006. We believe we effectively employ technology to make our operations more efficient, using real time sales and operating information, internet based sales and ticketless travel, advanced yield management systems and intelligent outsourcing.

     Our operational emphasis on controlling costs and yield management has given us flexibility in setting our fares to achieve a balance between our load factors and yields that we believe will generate the highest profitability and growth for us. During 2006, a year with historically high fuel prices, we generated net income of R$569.1 million. Our profits in 2006 were due largely to the economies of scale from the growth of our business and having the lowest cost per available seat kilometer in the markets in which we operate, based upon our analysis of publicly available data. By acquiring 63 new Boeing 737-800 Next Generation aircraft through 2011, with a seat capacity approximately 30% higher than that of conventional Boeing 737-700NG aircraft, we believe that we will be able to more efficiently use the airport slots available to us and to further reduce our costs per seat kilometer.

     Our operating model is a highly integrated, multiple-stop route network that is a variation on the point-to-point model used by other successful low-cost carriers worldwide. The high level of integration of flights at selected airports permits us to offer frequent, non-stop flights at low fares between Brazil’s most important economic centers and ample interconnections through our network linking city pairs through a combination of two or more flights with little connecting or stop-over time. Our network also allows us to increase our load factors on our strongest city pair routes by using the airports in those cities to connect our customers to their final destinations. This strategy increases our load factor by attracting customers traveling to secondary markets who prefer to pay lower fares even if this means making one or more stops before reaching their final destination. Over 40% of our passengers connect or path through one or more destinations before reaching their final travel destination. Our operating model allows us to build our flight routes to add destinations to cities that would not, individually, be feasible to serve in the traditional point-to-point model, but that are feasible to serve when simply added as additional points on our multiple-stop route network. We do this by offering low-fare, early-bird or night (red-eye) flights to lower-traffic destinations, which are usually the first or last stops on our routes, allowing us to increase our aircraft utilization and generate additional revenues. By offering international flights with stops integrated in our network, we create opportunities for incremental traffic, feeding our network and increasing our overall load factor and our competitive advantage and supporting our strategy of expanding our network and stimulating demand for our services.

     We believe that our operating model, when combined with our low fares and reliable service, stimulates demand for air travel, and helped us to achieve a load factor of 73.1% in 2006, the highest in the domestic market, according to the ANAC. During 2006, we maintained high standards of operating efficiency and customer satisfaction, completing 96.4% of our scheduled flights, with on-time performance of 98.8%, based on our internal data.

     We were one of the first Latin American companies to give the relevant officer certifications under Section 404 of the U.S. Sarbanes Oxley Act of 2002 regarding internal controls over financial reporting. The 2006 certifications are included as Exhibits 12.1 and 12.2 to this Annual Report.

     In December 2005, we entered into a joint venture to create a low-cost Mexican airline. We can currently not foresee if and when this joint venture will become operative.

     On September 29, 2006, one of our new Boeing 737-800 NG aircraft was involved in a mid-air collision with a private aircraft of ExcelAir. Our aircraft went down in the Amazon forest, leaving no survivors among the 148 passengers and six crew members. The ExcelAir aircraft, a new Embraer Legacy 135BJ, performed an emergency landing and all of its seven occupants were unharmed. We continue to cooperate fully with all regulatory and investigatory agencies to determine the cause of this accident. We believe that the costs to defend any claims and any potential liability exposure will be covered by insurance.

     Our Competitive Strengths

     Our principal competitive strengths are:

     We Keep Our Operating Costs Low. Our cost per available seat kilometer for the year ended December 31, 2006 was R$15.3 cents, or approximately US$7.2 cents. We believe that our cost per available seat kilometer for the year ended December 31, 2006, adjusted for the average number of kilometers flown per flight, was one of the lowest in the airline industry worldwide, and was on average the lowest in the domestic market, based upon our analysis of data collected from publicly available information. Typically, airline operating costs per kilometer decrease as flight length increases. Our low operating costs are the result of being innovative and using best practices adopted from other leading low-cost carriers to improve our operating efficiency, including:

Efficient use of aircraft. During 2006, our aircraft utilization totaled an average of 14.2 block hours per day, the highest aircraft utilization rate in the South American airline industry, according to the ANAC, and among the highest worldwide according to airline company public filings. We achieve high aircraft utilization rates by operating a new fleet that requires less maintenance down-time, accomplishing a fast turnaround on our aircraft between flights and operating more flights per day per aircraft than our competitors. The fast turnaround time for our aircraft between flights, which averaged in 25 minutes in 2006, minimizes connection times for our passengers and enables our aircraft to fly approximately nine flight legs a day, the highest number of flight legs in the domestic market. As part of our aircraft utilization strategy, we introduced night flights on certain routes in December 2003 at very low fares to increase utilization, generate higher load factors and stimulate demand. Our night flights, which generated a load factor higher than that of our other flights, have helped us to make a portion of our fleet productive practically 24 hours per day. We also offer air cargo services on our flights to generate incremental revenue from space in the stronghold sections of our aircraft that would otherwise remain unutilized.

Operation of a young and simplified fleet. At December 31, 2006, our fleet of 65 Boeing 737 aircraft had an average age of 7.8 years, making our fleet one of the youngest in South America. Having a fleet with minimal aircraft types reduces inventory costs, as fewer spare parts are required, and reduces the need to train our pilots to operate different types of aircraft. In addition, keeping the number of types of aircraft we operate to a minimum simplifies our maintenance and operations processes. While our focus on having the lowest operating costs means that we will periodically review our fleet composition to ensure that it is achieving our low-cost goals, any decision we may make to introduce a new fleet type will be made only after carefully weighing the performance and profitability benefits of doing so against the emphasis we place on maintaining simplified operations. With our 76 firm purchase orders and purchase options of 34 additional Boeing 737-800 Next Generation aircraft, we expect to be able to further decrease the age of our fleet, and therefore increase efficiency and reduce maintenance costs.

Flexible and efficient operating approach. We always seek the most cost-effective way of providing our services to our customers without compromising quality and safety. We constantly evaluate our operations to see if sensible cost-savings opportunities exist. As a result, we outsource the work that can be done properly and more efficiently by third parties and we internalize the functions that our employees can do more cost-efficiently. We get competitive rates for these services by negotiating multi-year contracts at prices that are fixed or subject only to periodic increases linked to inflation. With our phased maintenance system, we are able to perform maintenance work every day without sacrificing aircraft revenue time and to schedule preventive maintenance with more regularity and around the utilization of our aircraft, which helps to maintain high levels of block hours per day and reduce costs. Furthermore, we completed in 2006 our state-of-the-art aircraft maintenance center at the airport of Confins in the State of Minas Gerais, enabling us to internalize aircraft heavy maintenance work to reduce maintenance costs. We plan to internalize other services that are currently outsourced if we believe we can better control the quality and efficiency of these services.

Use of efficient, low-cost distribution channels. Our effective use of technology helps us to keep our costs low and our operations highly scaleable and efficient. We seek to keep our distribution channels streamlined and convenient so as to allow our customers to interact with us directly via the internet. In 2006, 81.6% of our ticket sales were through our website, and our customers can check-in for their flights online and by web-enabled cell phones. As a result of our emphasis on low-cost distribution channels, we were in 2006 one of the largest e-commerce companies in Brazil with R$3.7 billion in gross ticket sales on our website, more than any other airline company in Brazil. We enjoy significant cost savings associated with automated ticket sales, which makes the selection of travel options more convenient for our customers. We estimate that our distribution costs using our online ticket sales system is 65% lower than our distribution costs involving more traditional means, such as the Global Distribution System, or GDS. In addition, like other low-cost carriers, all travel on our flights is ticketless. The elimination of paper tickets saves paper costs, postage, employee time and back-office processing expenses. Also, we do not need to maintain physical ticket sales locations outside of airports.

     We Stimulate Demand for Our Services. We believe that through our low fares and high-quality service, we provide the best value in our markets and create demand for air travel services. Our average fares are lower than the average fares of our domestic competitors. We identify and stimulate demand among both business and leisure passengers for air travel that is safe, convenient, simple and is a reasonably priced alternative to traditional air, bus and car travel. By combining low fares with simple and reliable service that treats passengers equally in a single-class environment, we have successfully increased our market share, strengthened customer loyalty and are attracting a new group of air travelers in our markets. These new travelers did not previously consider air travel due to the higher prices and more complicated sales procedures that preceded our entry into the market. For example, our night flights, for which we offer highly competitive fares, have proven to be very successful, generating load factors higher than that of our other flights. We believe our night flights attract passengers who previously relied upon bus or car travel and who have now become air travel customers. We estimate that on average, approximately 10% of the customers on our flights are either first-time flyers or have not flown for more than one year. We have developed and will further develop flexible payment mechanisms such as debit payments and long-term installment payments, with which we expect to increase our potential market and customer base to broader income classes and which enable us to further penetrate markets and customers. Our strong market position and strong brand recognition allow us to increasingly influence and stimulate this demand. Our firm order for 76 new Boeing 737-800NG aircraft, which has an increased seat capacity of 187 passengers but does not compromise passenger comfort, will enable us to increase our capacity in the key markets in which we operate.

     We Have a Strong Brand that is Widely Recognized Among Consumers and Investors. We believe that the Gol brand has become synonymous with innovation and value in airline industry. In 2006, we received for the second time the “Melhores e Maiores” (Best and Biggest) award in the transportation sector from the leading business magazine in Brazil, EXAME, and we were elected the best performing airline in the world in 2005 according to a study published by Aviation Week and Space Technology. Our customers also identify us as being safe, accessible, friendly, fair and reliable and distinguish us in Brazil’s domestic airline industry on the basis of our modern and simplified approach to providing air travel services. Customer satisfaction surveys conducted in 2006 by Pesquisas Inteligentes, an independent market research firm, indicated that approximately nine out of every ten passengers trust Gol, and would recommend Gol to others. Our effort at promoting our brand awareness has earned us recognition from the marketing industry in Brazil as well. In 2005, we were named one of Brazil’s most valuable brands by Isto é Dinheiro magazine in its fourth annual Most Valuable Brazilian Brands Ranking, with a brand value of US$326 million. In 2006, we were also the most awarded company in a survey conducted by the LatinFinance magazine. In addition, we are recognized among Brazilian and international investors as a company with an innovative financial management and very high level of disclosure and transparency. For a second year in a row, we ranked first in the category of “Disclosure Procedures” in Latin America and our investor relations website was awarded the top prize in the industry and was top 5 in Latin American websites at the Ninth Annual IR Global Rankings in February 2007.

     We Have a Strong Financial Position and Access to the Financial Markets. We have focused on maintaining a strong financial position with significant cash balances. As of December 31, 2006, we had R$281.0 million of cash and cash equivalents, R$1,425.4 million of short-term investments, R$659.3 million of accounts receivable and R$537.8 million of U.S. dollar denominated deposits for aircraft leasing and aircraft engine maintenance contracts, representing a total of R$2,903.5 million. As of December 31, 2006, our debt to capitalization ratio was 33.7% . In 2006, to finance our operations and capital expenditures, we accessed the international debt capital markets with the issuance of US$200 million of perpetual notes and also arranged long-term financings with the BNDES, the International Finance Corporation (IFC) and the Private Export Funding Corporation (PEFCO).

     We Actively Manage Risk. We actively monitor movements in fuel prices, foreign exchange rates and interest rates to reduce our earnings volatility. We are able to adjust our fares to compensate for changes in fuel prices and the exchange rate of the real versus the U.S. dollar. Our general policy is to hedge on a short-term basis a majority of the fuel we expect to consume and our U.S. dollar exchange rate exposure, so as to minimize the effects of adverse changes in the fuel or foreign exchange markets. As part of our risk management program, we establish exposure limits, hedge ratios, instruments and programmed price triggers. We use a variety of financial instruments, including petroleum call options, petroleum fixed-price swap agreements, and foreign currency forward contracts. We do not hold or issue derivative financial instruments for trading purposes. As there is not a futures market for Brazilian jet fuel, we use international crude oil derivatives to hedge our exposure to increases in fuel price. In addition, we believe that our corporate-wide high standards of internal control reduce our risk exposure. We were one of the first foreign private issuers in Latin America to certify our internal controls over financial reporting.

     We Have a Motivated Workforce and a Proven Management Team. We benefit from a highly motivated workforce that brings a new enthusiasm to air travel and a commitment to high standards of friendly and reliable quality service that we believe distinguishes us in our markets. We believe that the positive feedback we received from our customers in our customer satisfaction surveys is directly related to the priority our employees place on delivering top quality customer service. We invest a significant amount of time and resources into carefully developing the best training practices and selecting individuals to join our team who share our focus on ingenuity and continuous improvement. We conduct ongoing training programs that incorporate industry best practices and encourage strong and open communication channels among all of the members of our team so that we can continue to improve the quality of the services we provide. We also motivate our workforce by providing all our employees with profit sharing and our management employees with stock options. Our controlling shareholder has been operating in the Brazilian passenger transportation market for over 50 years, and our top managers have an average of approximately 25 years of experience in the Brazilian passenger transportation industries. This experience has helped us to develop the most effective elements of our low-cost model.

Our Strategy

     Our strategy is to offer travelers in Brazil and other South American countries a low-fare transportation alternative that we believe is cost-competitive compared to conventional airline and bus transportation. To continue the growth of our business and increase its profitability, our strategy is to further stimulate customer demand by continuing to offer a single-class of air travel service at low fares, while maintaining a high standard of quality and safety. We will strive to keep our operating costs low and continually pursue ways to make our operations more efficient. Our objectives are to provide the best travel value in the markets we serve, to encourage people to fly by making air travel accessible in our markets, and to further increase our market share.

     We will continue to evaluate opportunities to expand our operations by (i) adding additional flights to existing high-demand routes and night flight domestic routes, (ii) adding new domestic routes where sufficient market demand exists or where we believe we can stimulate demand, (iii) expanding into other high-traffic centers in other countries, (iv) developing ancillary revenues in activities related to air transportation, and (v) seeking opportunities to grow through joint ventures or acquisitions. Our vision is to be recognized by 2010 as the airline that popularized high-quality, low-fare air transportation in South America. The following are the key elements of our strategy:

     To Expand Our Customer Base by Offering Services on High-Demand Routes. When planning the growth of our business, we will continue to establish bases, select our routes and build the frequency of our service based upon the extent and type of demand in the regions we serve in Brazil and other South American countries. In particular, we expect to increase our focus on business travelers from small and medium-sized companies, a growing customer base that tends to be more price sensitive, by developing the routes and flight frequencies that best serve their travel needs and increasing our marketing efforts directed at this segment of our customer base. We will continue to carefully evaluate opportunities to meet demand for leisure travel by offering more seats at lower fares, expanding flight frequencies on existing routes, expanding successful night flight services and adding additional routes that contribute to our network and for which we perceive a market demand.

     We believe that the same business model and route management techniques that we have successfully introduced in Brazil to help popularize air travel can also be used to capture market share and stimulate demand for air travel between Brazil and other South American countries. We are pursuing opportunities to offer flights on routes between Brazil and select cities in other South American markets where growth opportunities exist and where the new destinations fit into our integrated flight network. In 2006, we inaugurated five new international destinations in Argentina, Chile, Paraguay and Uruguay and commenced service of non-Brazilian city-pairs between Asuncíon, Paraguay and Buenos Aires, Argentina, and Santiago, Chile. By offering international flights with connections integrated in our network, we create opportunities for incremental traffic, feeding our network and increasing our overall load factor and supporting our strategy of expanding our network and stimulating demand for our services.

     To Stimulate Demand with Low Fares. Our widely available low fares and superior product offering are designed to popularize air travel and stimulate demand, particularly from fare-conscious leisure travelers and small- to mid-size business travelers who might otherwise have used alternative forms of transportation or would not have traveled at all. Our strategy is to continue to stimulate demand and encourage more people to fly by continuing to provide a superior product and low-fares. A key element of our superior product offering is our new Boeing 737-800 aircraft with increased seat capacity, which we achieve by means of new internal arrangements that do not compromise passenger comfort, and which allows us to distribute our operating costs over a higher number of available seat kilometers, therefore allowing us to offer more seats at lower fares. We will also continue to provide our customers with flexible payment mechanisms, such as debit payments, credit card installment payments and monthly installment payments in the form of direct credit. For example, we launched in November 2005 the Voe Fácil (“Fly Easy”) Gol Program, which allows qualifying customers to pay for airline tickets in up to 36 monthly installments as an innovative new way to purchase airline tickets, especially designed to make the purchase of our tickets easier for customers belonging to broader income classes. At December 31, 2006, over 650,000 customers had registered for our Voe Fácil program, 70% of whom were flying for the first time. Also, at the end of 2006 we launched in association with Mastercard and Banco do Brasil our corporate credit card “Gol Negócios” targeting small- and medium-sized corporate enterprises.

     The following table shows total passengers enplaned at airports in selected cities served by us outside the São Paulo – Rio de Janeiro market for the year ended December 31, 2000 (just before we commenced our operations) and the year ended December 31, 2006. The table also sets forth the date we commenced service at airports in selected cities and the compound annual growth rate of passengers enplaned at such airports.

	Total Passenger Traffic (Arrivals and Departures)
	Year Ended December 31,
	Service
	Commencement			CAGR (%)
Cities	Date	2000	2006	2000-2006

		(in millions)
Belo Horizonte(1)	January 2001	2.62	4.53	9.6
Brasília	January 2001	5.43	9.70	10.2
Curitiba	May 2001	2.07	3.53	9.3
Florianópolis	January 2001	0.72	1.63	14.6
Fortaleza	December 2001	1.44	3.28	14.7
Porto Alegre	January 2001	2.25	3.85	9.4

Recife	April 2001	2.14	3.95	10.8
Salvador	January 2001	3.02	5.41	10.2
Vitória	November 2001	0.84	1.66	12.0
_______________________
(1) Includes the airports of Pampulha and Confins in Belo Horizonte. A large portion of passenger flow was transferred from the airport of Pampulha to the airport of Confins in 2005.

Source: INFRAERO

     To Reduce Operating Costs and Improve Operating Efficiency. Continuing to reduce our operating costs per available seat kilometer is a key to increasing profitability. Our revenues per average aircraft in 2006 were US$35.5 million, which was the highest in the low cost carrier industry according to publicly available data. Our unit operating costs, or CASK, of US$7.2 cents was the lowest in the domestic market. We aim to remain one of the lowest cost airlines in the world. We have worked toward achieving this goal by assembling a new fleet of single-class aircraft that is capable of safely and reliably accommodating a high utilization rate, incurs low maintenance costs and is fuel-efficient. We are also working to achieve this goal by using our aircraft efficiently, concentrating on minimizing our turnaround times at airports and maintaining a high number of daily flights per aircraft. We will also continue to utilize technological innovations wherever possible to reduce our distribution costs and improve our operating efficiency. We expect to benefit from economies of scale and reduce our average cost per available seat kilometer as we add additional aircraft to an established and efficient operating infrastructure. Our system of phased maintenance allows us to perform maintenance work every day without sacrificing aircraft revenue time, to better determine the timing of heavy maintenance so as to help maximize aircraft utilization and to further reduce our maintenance costs. By performing our structural aircraft maintenance in our new Aircraft Maintenance Center in Confins, in the State of Minas Gerais we achieve greater control over maintenance costs. By performing 121 new and fuel efficient Boeing 737-800 Next Generation aircraft, we will further reduce the average age of our fleet, increase the number of available seat kilometers per aircraft and therefore increase operating efficiency and potentially lower our operating costs.

     To Keep Our Customer Service Offering Attractive, Simple and Convenient. We believe that we are perceived by our customers as providing excellent value at reasonable fares and acting as a catalyst for changing the way the Brazilian airline industry works. In addition to offering low fares, our strategy is to make flying a simpler, more convenient experience. We have achieved this objective largely through the elimination of unnecessary extras and common-sense applications of technology. According to ANAC data, we had a punctuality rate of 90.4% in 2006, the highest punctuality rate in the Brazilian airline industry. We encourage our customers to use the internet not only to make reservations, but also to make many of the arrangements from the comfort of their home or office that they would otherwise have to make at crowded airports or airline ticket offices, such as checking-in and changing their seat assignments. We provide free shuttle service between airports and drop-off zones on selected routes. We offer customers single-class, pre-assigned seating flights, do not overbook our flights and have designated female lavatories. Our strategy will be to continue to seek ways to make the Gol brand signify simplicity and convenience in the minds of air travelers.

Routes and Schedules

     Our aircraft fly to various points on our route network linking our destinations. A significant portion of our route network is concentrated in highly populated areas in Brazil and South America, where numerous major business centers are located. We generally offer direct flights between these primary business centers, which enables many of our business travelers to fly with us directly to their destinations. However, after directly connecting high-density cities along the primary business routes, our aircraft often make multiple stops to other destinations. In this way, most of our aircraft has a daily flight plan that includes stops at multiple destinations throughout our network. We integrate the flight plans of our aircraft to provide maximum flexibility and connectivity at each stop, so that passengers have numerous connection options to reach their final destination. We believe this model of flight scheduling has helped us to more frequently serve a greater number of cities, generate higher load factors and stimulate demand for air travel in new markets, while also enabling us to increase aircraft utilization and provide our customers with more destination options. Having implemented this variation on the point to point approach successfully in Brazil, we have started adding international destinations to our flight plans in 2005, offering Brazilian and international passengers further destination options via direct flights or with one or more stops in a cost-efficient and practicable fashion.

     At December 31, 2006, we offered 600 daily flights in Brazil and to our international destinations. In 2006, we inaugurated ten new destinations, increasing the number of destinations served to 55 (48 in Brazil). By adding points of destination for our customers, we believe we can increase our overall load factor.

     Since 2001, we operate our cargo transport service Gollog, which achieved a 60% increase in revenues in 2006. Gollog ships packages in the cargo hold of our aircraft. In Brazil, Gollog currently operates from 44 locations in 41 cities.

     In addition to monitoring growing market demand for increased daily flight frequency on our existing routes, we also seek to offer services in markets with previously untapped demand. We are also pursuing opportunities to offer flights on routes between Brazil and select cities in other South American countries where favorable market opportunities exist using the same business model and route management techniques that have proven successful within Brazil. Since 2005, we have been increasing the number of flights to and through Guarulhos and Galeão, the two international airports serving São Paulo and Rio de Janeiro, respectively, which we expect will give us additional growth opportunities in the Brazilian and international markets and more code share opportunities with international airlines.

Customer Value

     We recognize that we must offer excellent services to our customers. As a result, we pay particular attention to the details that help to make for a pleasant, hassle-free flying experience, including:

  ticketless travel;
  convenient on-line sales, check-in, seat assignment and flight change and cancellation services;
  online flight status service.
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

     We also recognize that efficient and punctual operations are of primary importance to our customers. This emphasis resulted in our domestic completion factor of 97% in 2005 and 93% in 2006, and domestic on-time performance rate of 98% in 2005 and 90% in 2006, based on company data.

     Based on feedback from our customers, we believe we are meeting and exceeding their service expectations, as approximately nine out of every ten passengers trust Gol and would recommend Gol to others.

Safety

     Our most important priority is the safety of our passengers and employees. We maintain our aircraft in strict accordance with manufacturer specifications and all applicable safety regulations, and perform routine line maintenance every day. Our pilots have extensive experience, with flight captains having more than 10,000 hours of career flight time, and we conduct ongoing courses, extensive flight simulation training and seminars addressing the latest developments in safety and security issues. We closely follow the standards established by the Air Accident Prevention Program of the ANAC and we have installed the Flight Operations Quality Assurance System, which maximizes proactive prevention of incidents through the systematic analysis of the flight data recorder system. All of our aircraft are also equipped with Maintenance Operations Quality Assurance, a troubleshooting program that monitors performance and aircraft engine trends. The Brazilian civil aviation market follows the highest recognized safety standards in the world. We are also an active member of the Flight Safety Foundation, a foundation for the exchange of information about flight safety.

Sales and Distribution

     Our customers can purchase tickets directly from us through a number of different channels, including via our website, our call center and at airport ticket counters. For the year ended December 31, 2006, 30.4% of our customers purchased tickets directly from us (25.2% on our website and 5.2% via call centers and directly at airports).

     Our customers can also purchase tickets indirectly through travel agents, who are a widely-used travel service resource in Brazil and South America. Travel agents provide us with more than 8,000 distribution outlets throughout the region. For the year ended December 31, 2006, 69.6% of our sales were to customers purchased tickets indirectly from travel agents (approximately 3.0% of our sales through travel agents are made through a GDS system, with 5.6% of those sales made through call centers, and 61% on our website).

     For the year ended December 31, 2006, 81.6% of our passenger revenues, whether directly to the customer or to travel agents, were made via the internet, making us one of the worldwide industry leaders in this area, as compared to 10.8% of our passenger revenues through call centers and airport sales counters and 3.0% of our total sales made through the GDS, respectively.

     We also use GDSs, which allows us to access to approximately 75,000 tourism professionals who are able to sell our tickets to customers throughout the globe. GDSs also enables us to enter into code sharing agreements with other airlines to offer more flights and connection options to our passengers and add incremental passenger traffic to our network.

     To illustrate the importance of continuing to focus on increasing internet-based ticket sales directly to our customers, it costs an average of 90.8% less for each ticket sale made directly to a customer through our website compared to internet ticket sales through travel agents, 91.5% less than a call center ticket sale through a travel agent and 92.9% less than a GDS ticket sale. The higher ticket sales costs for GDS ticket sales are partially offset by higher average fares for tickets booked through a GDS. We strongly promote the use of our website because it is our most efficient distribution channel in terms of cost-savings and customer convenience. By focusing on virtual distribution, we are able to streamline our ticket sales and services and eliminate the need to incur costs associated with more traditional distribution channels, such as physical ticket sale centers located outside of airports. In addition to being cost-effective, focusing on internet distribution also provides our customers with high levels of convenience, as they are better able to interact with us when they want and how they want, in either Portuguese, English or Spanish. As a result of this emphasis on virtual distribution, we have become one of the largest and leading e-commerce businesses in South America in terms of revenue from internet-based sales.

     An important element of our business strategy is to cater to the corporate client. To further develop our business relationship with our corporate customers, we have also entered into alliances with hotel chains and rental car service providers to offer our corporate customers the convenience of packaged transportation and accommodation arrangements. At the end of 2006 we launched in association with Mastercard and Banco do Brasil our corporate credit card “Gol Negócios” targeting small- and medium-size corporate enterprises. We will continue to focus on expanding our base of cost-conscious, medium-sized corporate clients who serve as a source of recurring revenues.

     We advertise primarily through cost-efficient media, including internet websites, radio spots, local newspaper ads and billboards. Our Aqui todo mundo pode voar, or “Here everyone can fly” advertising campaign, commenced in July 2004, has been very effective in various related campaigns in promoting our objective to popularize air travel in Brazil. In December 2005, we successfully launched the campaign Por que viajar de outro jeito, se você pode voar?, or “Why travel by other means of transportation, if you can fly?” In 2006, we launched several campaigns related to the opening of ten new destinations (five of which international) and related to the beginning of the new Boeing 737-800 aircraft deliveries, which commenced in July 2006.

     We also use innovative promotions to stimulate demand for air travel. For example, we first offered our night flights in December 2003 as a measure designed to attract customers who may not have previously considered air travel as an option due to their price sensitivity and also to generate revenues from our aircraft at times they would otherwise have remained idle. These flights proved to be extremely popular among customers, achieving an average load factor of 90%, and we decided to offer them on a permanent basis. In 2004, we introduced our Brasil mais perto, or “Brazil is closer”, campaign, which featured very low internet-based fares for weekend travel and we also offered promotional prices for certain customer segments, such as senior citizens and children. We believe that the high number of visits to our website, which averaged 1,500,000 visitors per month during 2006, are in part the result of the customer interest created by our promotions. By offering campaigns with low promotional prices, we stimulate our customers to search for opportunities to fly Gol.

     To increase our market and stimulate demand for our tickets, we will also continue to provide our customers with a variety of flexible payment mechanisms. We offer more than 13 payment options for online-sales, such as credit card payments, debit payments and monthly installment payments. As part of this strategy, we launched in 2005 the Voe Fácil (“Fly Easy”) Gol Program, an innovative new way to purchase airline tickets, which allows selected customers based on their credit history to pay for airline tickets in up to 36 monthly installments. The program is especially designed for highly price-sensitive customers, many of which do not hold credit cards. Installment payments are a typical sales strategy in the Brazilian retail market and we are applying this sales technique to passenger transportation.

     Unlike other Brazilian airlines, we do not accept customer reservations for flights. Instead, tickets are paid for by our customers at the time their seat is secured. This eliminates the possibility of overbooking, and guarantees all of our ticketed customers a seat on our flights.

Awards and Recognition

     We have received a number of awards for matters such as service excellence, our website, operations, finance, marketing, investor relations, and corporate responsibility. Among the highlights in 2006 were:

  Top Performer in Transport and Logistics in the Valor 1000 publication in Brazil;
  Best Performing Airline in the world in 2005 by Aviation Week and Space Technology;
  Most awarded Latin American Company in a survey by the LatinFinance magazine;
  Best transportation company in Brazil, according to the EXAME magazine in Brazil;
  Most competitive airline in Latin America, according to rankings disclosed by America Economia Magazine;
  Air Transport Worlds Market Leadership Award by Air Transport World; and
  No. 1 in the category of “Disclosure Procedures” in Latin America in two consecutive years and the top prize in the industry and top 5 ranking in Latin American websites for our investor relations website at the Ninth Annual IR Global Rankings in February 2007.

Pricing

     Our emphasis on keeping our operating costs low has in turn allowed us to set low fares while maintaining profitability. We have designed our fare structure to balance our load factors and yields in a way that we believe will generate the most profits from our flights. Our fares are below the average fares of our competitors. Our approach to more transparent and competitive pricing has lowered fares in many of the markets that we have entered. Consistent with airline industry market practice in Brazil, with the exception of our deeply discounted night flights or special offers and promotions, we do not have advance purchase restrictions, minimum stays or required Saturday night stayovers.

     As provided for in the ANAC regulations, passengers canceling travel plans on our flights are subject to a cancellation penalty. Passengers canceling their travel plans on our flights can either reschedule (if it occurs up to 24 hours prior to the flight and subject to the fare differential, if any), obtain a credit for future flights or be reimbursed for 80% of their fare. If the cancellation occurs less than 24 hours before the scheduled flight time, there is an additional penalty of R$30. We charge no-show customers a R$80 change fee, plus fare differential, if any, to use their ticket for another flight. If the replacement flight has a lower fare than the original flight (after giving effect to the change fee), the customer receives a credit equal to the difference.

     In connection with our night flights, we set deeply discounted fares designed to compete with bus lines for travel to the same destinations. This approach has helped us to maximize our aircraft utilization rates to generate revenue during night hours. The night flights have also increased our customer base to include those who have previously only used other modes of transportation. Approximately one third of our fleet operates night flights on a daily basis.

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

     The number of seats we offer at each fare level in each market results from a continual process of analysis and forecasting. Past sales history, seasonality, the effects of competition and current sales trends are used to forecast demand. Current fares and knowledge of upcoming events at destinations that will affect traffic volumes are included in our forecasting model to arrive at optimal seat allocations for our fares on specific routes. Also, our practice of not accepting seat reservations but instead requiring customers to pay for tickets at the time their seat is secured helps to increase the accuracy of our yield management. We use a combination of approaches, taking into account yields and flight load factors, depending on the characteristics of the markets served, to arrive at a strategy for achieving the best possible revenue per available seat kilometer, balancing the average fare charged against the corresponding effect on our load factors. For this purpose, we use a sophisticated forecasting, optimization and competitive analysis technology that proposes the optimal fare mix for a given flight based on the historical purchasing behavior of our customers. Our revenue management system is similar to that used by other successful low-cost carriers around the world.

Competition

     As the growth in the Brazilian low-cost, low-fare sector evolves, we may face increased competition from our primary competitors and charter airlines as well as other entrants into the market that reduce their fares to attract new passengers in some of our markets. In 2005, we became the second largest airline in the Brazilian market and our market share in December 2006 was 37.1% (13.3% in the international market).

     Airlines in Brazil compete primarily on the basis of routes, fare levels, frequency of flights, reliability of services, brand recognition, passenger amenities, such as frequent flyer programs, and customer service. We believe that our low-cost operating model and our low fares enable us to compete favorably in many of these areas. See “—Our Competitive Strengths.”

     Our competitors and potential competitors include TAM Linhas Aéreas S.A., or TAM, which is a full-service scheduled carrier offering flights on domestic routes and international routes, as well as other domestic scheduled carriers, regional airlines and charter airlines, which mainly have regional networks.

     On June 17, 2005, our former competitor Varig, filed for bankruptcy protection in Brazil and the United States. During 2006, the assets and operations of Varig were sold to various investors. Varig ceased operations on December 14, 2006 and VRG Linhas Aéreas S.A., or VRG, initiated operations as a commercial airline on December 15, 2006.

     The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the significant airlines in Brazil for each of the periods indicated:

Domestic Market Share— Scheduled Airlines	2002	2003	2004	2005	2006	12/06

Gol	11.8%	19.4%	22.4%	25.9%	34.0%	37.1%
TAM	34.9%	33.0%	35.8%	41.3%	47.8%	49.1%
Varig (1)	39.3%	33.6%	31.0%	25.5%	10.0%	2.0%
Others(2)	14.0%	14.0%	10.8%	7.3%	8.2%	11.8%
_______________________
Source: ANAC/DAC—Annual Air Transportation Report (Anuário do Transporte Aéreo)—Statistical Data—2002-2004. Advanced Comparative Data (Dados Comparativos Avançados) 2005 and 2006
(1) Ceased operations on December 14, 2006.
(2) Includes VRG Linhas Aéreas S.A., or VRG, which initiated operations as a commercial airline on December 15, 2006.

     The following table sets forth the historical market share of the major Brazilian airlines on international routes for each of the periods indicated.

International Market Share— Scheduled Airlines	2002	2003	2004	2005	2006	12/06

Gol	-	-	-	2.1%	7.3%	13.3%
TAM	12.6%	12.0%	14.5%	18.4%	37.3%	60.6%
Varig(1)	87.4%	87.9%	85.4%	77.0%	49.9%	7.2%
Others(2)	-	0.1%	0.1%	2.5%	5.5%	18.9%
_______________________
Source: ANAC/DAC—Annual Air Transportation Report (Anuário do Transporte Aéreo)—Statistical Data—2002-2004. Advanced Comparative Data (Dados Comparativos Avançados) 2005 and 2006
(1) Ceased operations on December 14, 2006.
(2) Includes VRG, which initiated operations as a commercial airline on December 15, 2006.

     We also face competition from ground transportation alternatives, primarily interstate bus companies. In 2005, interstate bus companies transported over 141 million passengers, according to the National Ground Transportation Agency (Agência Nacional de Transportes Terrestres), and given the absence of meaningful passenger rail services in Brazil, travel by bus has traditionally been the only low-cost option for long-distance travel for a significant portion of Brazil’s population. We believe that our low-cost business model and strong capitalization has given us flexibility in setting our fares to stimulate demand for air travel among passengers who in the past have traveled long distances primarily by bus. In particular, the highly competitive fares we have offered for travel on our night flights, which have often been comparable to bus fares for the same destinations, have had the effect of providing direct competition for interstate bus companies on these routes. For example, at the end of 2006, we offered night flights between São Paulo and Porto Alegre, with a 1.5 hour flight duration, for fares as low as R$129. In comparison, interstate bus companies charged their passengers a fare of approximately R$137 for an 18.5 hour journey between the same two cities. We believe that operating night flights presents an opportunity to increase our overall load factor.

     As we expand our international services, our pool of competitors will increase and we will face competition from airlines that are already established in the international market and that participate in strategic alliances and code sharing arrangements.

Aircraft

     At the end of 2006, we operated a fleet of 65 aircraft comprised of 30 Boeing 737-700 Next Generation aircraft, 21 Boeing 737-800 Next Generation aircraft and 14 Boeing 737-300 aircraft. We expect to operate approximately 94 aircraft by the end of 2011, concentrating our fleet on the 737-800 Next Generation aircraft. The composition of our fleet as of December 31, 2006 is more fully described below:

			Average
	Number of Aircraft		Term of

			Lease
		Operating	Remaining	Average Age	Seating
	Total	Lease	(Years)	(Years)	Capacity

Boeing 737-800NG SFP	10	7	8.3	0.2	178-187
Boeing 737-800NG	11	11	3.9	4.9	177
Boeing 737-700NG	30	28	3.4	6.7	144
Boeing 737-300	14	14	2.4	17.6	141
	65	60

     Each aircraft in our fleet is powered by two CFM International Model CFM 56-7B22 engines, two CFM International Model CFM 56-7B24 engines, two 56-7B27B1 engines or two 56-3C1 engines and operates in a comfortable single-class layout. The average age of our aircraft at December 31, 2006 was 7.8 years and the average age of our Boeing 737NG fleet, which represents 78.5% of our total fleet, was 5.1 years.

     We took delivery of 14 Boeing 737-800 aircraft, 8 Boeing 737-700 aircraft and 3 Boeing 737-300 aircraft in 2006. We have placed firm purchase orders with The Boeing Company for 76 737-800 Next Generation aircraft and we have options to purchase an additional 34 737-800 Next Generation aircraft. Currently, we have 14 firm purchase orders for aircraft deliveries scheduled in 2007, 9 in 2008, 16 in 2009, 16 in 2010 and 21 after 2010. With these firm purchase orders and purchase options, we expect to further reduce our operating and financial costs. In addition, by purchasing aircraft, we expect to be able to maintain our young fleet of aircraft going forward, increase fuel and operating efficiency and reduce maintenance costs.

     The following table shows the historical and expected development of our fleet at December 31, 2005 and 2006 and the expected development of our fleet until December 31, 2012:

	2005	2006	2007	2008	2009	2010	2011	2012

737-800	8	21	36	46	60	72	84	91
737-700	22	30	30	28	21	20	10	10
737-300	12	14	14	12	7	-	-	-

Total fleet	42	65	80	86	88	92	94	101

     Our new and simplified fleet structure allows us to maintain a cost-efficient operation by reducing maintenance and training costs, reducing spare parts inventory requirements and supporting high reliability and high aircraft utilization rates. The average daily utilization rate of our aircraft between 2004 and 2006 was 14.0 block hours (including 14.2 block hours in 2006), which was the highest average utilization rate in Brazil and one of the highest utilization rates in the industry worldwide according to airline company public filings.

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

     In addition to being cost-efficient, the Boeing 737-700/800 Next Generation aircraft are equipped with advanced technology that promotes flight stability, providing a more comfortable flying experience for our customers. Our focus on having low operating costs means that we will periodically review our fleet composition. As a result, our fleet composition may change over time if we conclude that adding other aircraft types would contribute to this goal. However, our approach to our fleet composition is based upon having a minimal number of different aircraft types to preserve the simplicity of our operations. As a result, the introduction of any new aircraft type to our fleet will only be done if, after careful consideration, we determine that such a step will reduce our operating costs. Since 2005, most of our leased Boeing 737-800 Next Generation aircraft have been equipped with blended winglets and all Boeing 737-800 Next Generation aircraft from our purchase order will be equipped with winglets, which reduce our fuel and maintenance costs. Our experience with the new winglets has shown operating cost reductions of over 3%. In addition, we expect the winglets to improve airplane performance during take-off and landing on short runways. The new Boeing 737-800NG aircraft will be delivered with short-field performance (SFP) with technical modifications that we expect to significantly improve flight performance, the ability to operate non-stop flights, reduced noise during take-off and to enable us to fly with our Boeing 737-800 Next Generation aircraft to the airport of Santos Dumont in Rio de Janeiro, an important link to the most important routes in Brazil.

     At the end of 2006, we leased all of our aircraft under lease agreements that have an average remaining term of 52 months. We believe that leasing our aircraft fleet provides us with flexibility to adjust our fleet size if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but are not required to make termination payments at the end of our leases. Under our operating lease agreements, we do not have purchase options and for some of our lease agreements we are required to maintain maintenance reserve deposits and to return the aircraft and engine in the agreed condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease. As of December 31, 2006, our operating leases had terms of up to 120 months from the date of delivery of the relevant aircraft. Currently, 10 of our aircraft leases expire in 2007, 5 in 2008, 14 in 2009, 12 in 2010, and 19 after 2010.

     Maintenance

       According to ANAC regulation, we are directly responsible for the execution and control of all maintenance services performed on our aircraft. The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks and any diagnostics and routine repairs. All of our line maintenance is performed by our own highly experienced technicians at our line maintenance service bases throughout Brazil. We believe that our practice of performing daily preventative maintenance helps to maintain a higher aircraft utilization rate and reduces maintenance costs. Heavy maintenance consists of more complex inspections and servicing of the aircraft that cannot be accomplished overnight. Heavy maintenance checks are performed following a pre-scheduled agenda of major overhauls defined by the aircraft’s manual, based on the number of flights flown by the aircraft. Our continued high aircraft utilization rate will result in shorter periods of time between heavy maintenance checks for our aircraft in comparison to carriers with lower aircraft utilization rates. We do not believe that our high aircraft utilization rate will necessarily result in the need to make more frequent repairs to our aircraft, given the durability of the aircraft type in our fleet. Our aircraft are covered by warranties that have an average term of three to five years. The warranties on the aircraft we received in 2006 under our firm purchase order with Boeing will start expiring in 2011.

     We internalized heavy maintenance on our aircraft in 2006 with the completion of our new Aircraft Maintenance Center at the Tancredo Neves International Airport in Confins, in the State of Minas Gerais. The certification for the operation of the center authorizes maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s. We use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We believe that the new maintenance facility will accommodate our recent and future fleet expansion, centralize our aircraft maintenance operations, provide cost savings and better enable us to determine the timing of the heavy maintenance so as to continue to maximize our aircraft utilization.

     With our system of phased maintenance, we are able to perform maintenance work every day without sacrificing aircraft revenue time and to schedule preventive maintenance with more regularity and around the utilization of our aircraft, which helps to maintain high levels of block hours per day and reduces costs. We are the only airline in the world that takes full advantage of the Boeing 737-800NG phased maintenance philosophy, supported by extensive investments we made in personnel, material, tools and equipment.

     We have also been certified by the ANAC under the Brazilian Aeronautical Certification Regulations to perform heavy maintenance services for third parties. We expect to utilize this certification, a potential source for ancillary revenues, only after the construction of an additional maintenance facility, currently contemplated to be finalized in 2008.

     We employ 945 maintenance professionals, including engineers, supervisors, technicians and mechanics, who perform maintenance in accordance with maintenance plans that are established by Boeing and approved and certified by Brazilian aviation authorities.

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

     Our primary corporate offices are located in São Paulo. Our commercial, operations, technology, finance and administrative staff is based primarily at our headquarters. We have concessions to use other airport buildings and hangars throughout Brazil, including a part of a hangar at Congonhas airport where we perform parts of our aircraft maintenance. In addition, we have a maintenance center at the Tancredo Neves International Airport in Confins, in the State of Minas Gerais.

     Fuel

     Our fuel costs totaled R$1,227.0 million in 2006, representing 39.6% of our operating expenses for the year. In 2006, we consumed approximately 712.9 million liters of fuel. We purchase substantially all of our fuel from Petrobras Distribuidora S.A., a retail subsidiary of Petrobras, principally under an into-plane contract under which the supplier supplies fuel and also fills our aircraft tanks. In 2006, fuel prices under our contracts were re-set every 15 days and are composed of a variable and a fixed component. The variable component is defined by the refinery and follows international crude oil price fluctuations and the real/U.S. dollar exchange rate. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract. We currently operate a tankering program under which we fill the fuel tanks of our aircraft in regions where fuel prices are lower. We also provide our pilots with training in fuel management techniques, such as carefully selecting flight altitudes to optimize fuel efficiency.

     Fuel costs are extremely volatile, as they are subject to many global economic and geopolitical factors that we can neither control nor accurately predict. Because international prices for jet fuel are denominated in U.S. dollars, our fuel costs, though payable in reais, are subject not only to price fluctuations but also to exchange rate fluctuations. We maintain a fuel and foreign exchange hedging program, based upon best practices, under which we enter into fuel and currency hedging agreements with various counterparties providing for price protection in connection with the purchase of fuel. Our hedging practices cover short-term periods, and are adjusted weekly or more frequently as conditions require. Our hedging practices are executed by our internal risk management committee and overseen by the risk policies committee of our board of directors. The risk policies committee of our board of directors meets quarterly to assess the effectiveness of our hedging policies and recommends amendments where appropriate. We use risk management instruments that have a high correlation with the underlying assets so as to reduce our exposure. We require that all of our risk management instruments be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. We also avoid concentration of credit and product risk. We have not otherwise entered into arrangements to guarantee our supply of fuel and we cannot provide assurance that our hedging program is sufficient to protect us against significant increases in the price of fuel. As of December 31, 2006, we had hedged approximately 87%, 75% and 21% of our projected fuel requirements for the first, second and third quarters of 2007, respectively.

The following chart summarizes our fuel consumption and costs for the periods indicated:

	Year Ended December 31,

	2003	2004	2005	2006

Liters consumed (in thousands)	264,402	317,444	476,725	712,881
Total cost (in thousands)	R$308,244	R$459,192	R$808,268	R$1,227,001
Average price per liter	R$1.23	R$1.43	R$1.65	R$1.70
Percent of operating expenses	29.1%	33.2%	39.5%	39.6%

Insurance

     We maintain passenger liability insurance in an amount consistent with industry practice and we insure our aircraft against losses and damages on an “all risks” basis. We are required by the ANAC to maintain insurance coverage for general liability against terrorist acts or acts of war with a minimum amount of US$750 million. We are in compliance with this requirement. We have obtained all insurance coverage required by the terms of our leasing agreements. We believe our insurance coverage is consistent with airline industry standards in Brazil and is appropriate to protect us from material loss in light of the activities we conduct. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material loss.

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

     On September 29, 2006, one of our new Boeing 737-800 NG aircraft was involved in a mid-air collision with a private aircraft of ExcelAir. Our aircraft went down in the Amazon forest, leaving no survivors among the 148 passengers and six crew members. The ExcelAir aircraft, a new Embraer Legacy 135BJ, performed an emergency landing and all of its seven occupants were unharmed. We continue to cooperate fully with all regulatory and investigatory agencies to determine the cause of this accident. We believe that the costs to defend any claims and any potential liability exposure will be covered by insurance.

Corporate Responsibility

     Our values are based upon growth, respect, and incentives for teamwork for our employees, and the fulfillment of our social and environmental obligations. We are committed to being a good corporate citizen in Brazil by participating in projects dedicated to improving the education, health and nutrition of the underprivileged portion of Brazil’s population, particularly children and sponsored in 2006 approximately R$2 million to social and cultural activities and donated 1,200 tickets for charity purposes. We are the largest individual sponsor of Pastoral da Criança, a non-governmental organization that has assisted in the health and education needs of more than 1.8 million children in Brazil from infancy to age six. We also support other various other governmental and non-governmental organizations, such as Fundação Gol de Letra, a foundation dedicated to educating underprivileged children and teenagers; Projeto Felicidade, a project that provides assistance to children with cancer; and Projeto Solidariedade ao Nordeste, a project that provides food donations to poor families in the northeastern region of Brazil. We sponsor numerous cultural and sports activities, such as theater plays and dance shows and sports events, to help promote travel and tourism in Brazil. In addition to making a difference for those in need, we also believe that our social responsibility and cultural sponsorship initiatives benefit us by enhancing our corporate image and promoting awareness of our brand. In December 2005, our shares were included in the Corporate Sustainability Index (ISE) Bovespa. It is the first stock index in Latin America comprised of companies with responsible views towards the environment, society, customers, suppliers and other stakeholders.

Industry Overview

     Since air transportation has historically been affordable only to the higher income segment of Brazil’s population, resulting in a comparatively low level of air travel, we believe that the low-cost, low-fare business model has the potential to significantly increase the use of air transportation in Brazil. According to the ANAC, there were 38.7 million domestic enplanements and 5.8 million international enplanements in Brazil in 2005, out of a total population of approximately 184 million, according to the Brazilian Geographical and Statistical Institute (Instituto Brasileiro de Geografia e Estatística—IBGE). In contrast, according to the U.S. Department of Transportation, the United States had 669.8 million domestic enplanements and 68.8 million international enplanements in 2005, out of a total population of approximately 297 million, based on the latest U.S. census figures.

     Most long-distance public travel services within Brazil are provided by interstate bus companies. In 2005, Brazil’s domestic airline industry transported almost 38 million passengers, as compared to over 141 million passengers transported by interstate bus companies in 2005, according to the National Ground Transportation Agency (Agência Nacional de Transportes Terrestres). Brazil has no meaningful interstate passenger rail services.

     The business travel segment is the largest component of Brazilian air transportation demand and the most profitable in the market. According to company data, business travel represented approximately 70% of the total demand for domestic air travel in 2006, which we believe is significantly higher than the business travel portion of domestic air travel in the global aviation sector. According to data collected from the ANAC, flights between Rio de Janeiro and São Paulo accounted for 12.2% of all domestic passengers in 2005. The ten busiest routes accounted for 29.5% of all domestic air passengers in 2006 while the ten busiest airports accounted for 75.6% and 75.1% of all domestic passenger traffic through INFRAERO airports in terms of arrivals and departures in 2005 and 2006, respectively.

     The table below sets forth information about the ten busiest routes for air travel in Brazil during 2005.

		Route Market
City Pair	Passengers	Share

São Paulo—Rio de Janeiro(1)	4,609,027	12.2%
São Paulo (Congonhas)—Rio de Janeiro (Santos Dumont)	3,383,008	8.9%
Rio de Janeiro (Galeão)—São Paulo (Guarulhos)	771,676	2.0%
São Paulo (Congonhas)—Brasília	1,388,701	3.7%
São Paulo (Congonhas)—Curitiba	1,211,342	3.2%
São Paulo (Congonhas)—Porto Alegre	1,137,041	3.0%
São Paulo (Congonhas)—Confins	858,580	2.3%
São Paulo (Cumbica)—Recife	646,708	1.7%
São Paulo (Congonhas)—Florianópolis	641,568	1.7%
Rio de Janeiro (Galeão)—Salvador	634,378	1.7%
São Paulo (Congonhas)—Salvador	471,273	1.2%
Source: DAC, from Anuário do Transporte Aéreo 2005
_______________________
(1) Includes flights between Congonhas and Guarulhos to either Santos Dumont or Galeão airports.

     The scheduled domestic passenger airline industry in Brazil is primarily served by Gol and TAM. At the end of 2006, Gol and TAM accounted for approximately 86% of the market share of domestic regular routes, measured in terms of revenue passenger kilometers.

     Set forth in the table below is the number of passengers traveling by air between Brazil and other specified South American countries during 2005, as well as the gross domestic product and population of each listed country.

			GDP(2)
	Enplanements(1)	Percentage of	(in billions of	Population(3)
Country	(in thousands)	Total	US$)	(in millions)

Argentina	1,651.5	51.1%	183.3	38.7
Chile	546.4	16.9%	115.3	16.3
Uruguay	272.3	8.4%	16.8	3.5
Bolivia	180.7	5.6%	9.3	9.2
Paraguay	206.5	6.4%	8.2	6.2
Peru	173.5	5.4%	78.4	28.0
Colombia	109.6	3.4%	122.3	45.6
Venezuela	94.0	2.8%	138.9	26.6

Total	3,234.5	100%	672.5	174.1

_______________________
Sources:	(1) DAC—Anuário de Transporte Aéreo 2005
(2) World Development Bank Indicators database, August 2005. Figures as of 2005
(3)World Development Bank Indicators database, August 2005. Figures as of 2005

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

Trends in Brazilian Civil Aviation Market

     Since 1970, Brazil has for the most part had stable growth in revenue passenger kilometers. From 1970 to 2006, domestic revenue passenger kilometers grew at a compound annual rate of 8.4% . In the past 36 years, the domestic market generally experienced year over year growth in revenue passenger kilometers except in times of significant economic or political distress, such as the petroleum crisis in the 1970’s, the Brazilian sovereign debt crisis in the early 1980’s and the economic and political distress in Brazil in the early 1990’s.

     From 1998 to 2006, the compound annual growth rate in industry passenger traffic, in terms of domestic revenue passenger kilometers, was 7.4%, versus a compound annual growth rate in available industry capacity, in terms of available seat kilometers, of 4.8% . Domestic industry load factors, calculated as revenue passenger kilometers divided by available seat kilometers, have averaged 62.3% over the same period. The table below shows the figures of domestic industry passenger traffic and available capacity for the periods indicated:

	1998	1999	2000	2001	2002	2003	2004	2005	2006

	(In millions, except percentages)
Available Seat
Kilometers	38,121	40,323	41,437	45,008	47,109	41,927	43,034	50,182	55,608
Available Seat
Kilometers Growth	22.4%	5.8%	2.8%	8.6%	4.7%	(11.0)%	2.6%	11.5%	10.8%
Revenue Passenger
Kilometers	22,539	22,204	24,284	26,296	26,780	25,180	28,214	35,429	39,802
Revenue Passenger
Kilometers Growth	26.5%	(1.5)%	9.4%	8.3%	1.8%	(6.0)%	12.0%	19.4%	12.3%
Load Factor	59.1%	55.1%	58.6%	58.4%	56.8%	60.1%	65.6%	70.2%	71.6%
_______________________
Source: DAC, for 1998 to 2002 from Anuário Estatístico; and for 2003 through 2006 from Dados Comparativos Avançados.

     Historically, domestic airline industry revenue growth has generally surpassed Brazilian GDP growth. From 1998 to 2005, domestic airline industry revenue grew at a real compound annual growth rate of 11.6% (as adjusted by the IPCA inflation index) while Brazilian GDP has grown at a real compound annual growth rate of 2.3% over the same period, according to data from the ANAC and the Central Bank.

     The airline industry in Brazil is regulated pursuant to Law No. 7,565, of December 19, 1986, also known as the Brazilian Aeronautical Code, as well as extensive regulations issued by the High Command of Aeronautics of the Ministry of Defense (Comando da Aeronáutica), the CONAC, and, since March 2006 the ANAC, which replaced the DAC in its function. Although the Brazilian airline sector was deregulated in the early 1990s, the DAC and the ANAC have imposed varying degrees of regulation since that time, and are charged with guiding, planning, stimulating and supporting the activities of public and private civil aviation as well as implementing international rules and conventions that have already been adopted by the Brazilian government. The decisions of the CONAC and the ANAC at times significantly alter the regulatory environment for civil aviation. Decisions that change regulatory policy often correspond to major socio-economic events, such as the Persian Gulf War and the September 11, 2001 terrorist attacks, and we believe have been designed to shelter domestic carriers from major economic shocks. The ANAC monitors and reacts to ongoing developments in the air transportation sector to achieve multiple competing objectives. The ANAC often takes targeted action to address perceived constraints or challenges affecting civil aviation. The ad hoc policy initiatives of the DAC in the past, and of the CONAC, presently, have included moving to restrict or expand the supply of air transportation services, to increase or decrease the availability of new routes and slots, to curtail or encourage competition in air fares, and to facilitate an orderly cessation of the activities of financially unsound carriers. Currently, the ANAC imposes a series of restrictions and demands on the standards, safety, maintenance, regularity and quality of air carrier operations. Brazilian airlines are permitted to establish their own domestic fares. Domestic fares can be reviewed by the ANAC in order to prevent airlines, which are public concessionaires, from operating in a way that is detrimental to their economic viability. The ANAC also monitors the concession of airport slots, entry of new companies, launch of new routes, increases in route frequencies and lease or acquisition of new aircraft. The regulatory environment relating to the Brazilian civil aviation market is evolving, and a number of new laws are being discussed in Congress and within various regulatory bodies that could change the way in which the industry is regulated. See “Item 4. Business Overview—Regulation of the Brazilian Civil Aviation Market.”

     On September 27, 2005, President Luiz Inácio Lula da Silva approved Law No. 11,182 relating to the creation of the National Civil Aviation Agency, or ANAC, which replaced DAC as the primary civil aviation authority. According to Law No. 11,182, ANAC is responsible for organizing civil aviation within a coherent system (coordinating and supervising air transportation service and aviation and ground infrastructure) and for modernizing the regulation of Brazilian aviation operations. ANAC is linked, but not subordinated, to the Ministry of Defense and operates as an independent agency for an indefinite term. ANAC principally has the authority to (i) regulate, inspect and supervise services rendered by Brazilian and foreign airlines operating in Brazil, (ii) grant concessions, permits and authorizations for air transport operations and airport infrastructure services, (iii) represent the Brazilian government before international civil aviation organizations and (iv) control, register and inspect civil aircraft. Furthermore, Law No. 11,182 promotes private enterprise in civil aviation. In accordance with articles 48 and 49, passenger transportation is intended to be provided by the private sector on a competitive basis. In accordance with Section 7 of Law No. 11,182, and with Section 4 of the Decree No.5,731, issued on March 20, 2006, and that set forth the organizational structure of the agency as well as its internal regulatory regime.

Regulation of the Brazilian Civil Aviation Market

The Brazilian Aviation Authorities and Regulation Overview

     Air transportation services are considered a public service and are subject to extensive regulation and monitoring by the High Command of Aeronautics of the Ministry of Defense (Comando da Aeronáutica), the CONAC and the ANAC. Air transportation services are also regulated by the Brazilian Federal Constitution and the Brazilian Aeronautical Code.

     In the last quarter of 2006, various technical and operational problems in the Brazilian air traffic control systems lead to increased flight delays, higher than usual flight cancellations and airport congestions. The Brazilian government has proposed changes and taken measures to further improve the Brazilian air traffic control systems such as the decentralization of the control structure, the hiring of additional personnel, increased training and technical improvements in the operational systems.

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

     The CONAC has the authority to establish national civil aviation policies that may be adopted and enforced by the High Command of Aeronautics and by the ANAC. The CONAC establishes guidelines relating to the proper representation of Brazil in conventions, treaties and other actions related to international air transportation, airport infrastructure, the granting of supplemental funds to be used for the benefit of airlines and airports based on strategic, economic or tourism-related aspects, the coordination of civil aviation, air safety, the granting of air routes and concessions, as well as permission for the provision of commercial air transportation services.

     Until the installation of the ANAC, the DAC, the highest civil aviation authority in the past, reported directly to the High Command of Aeronautics and was responsible for guiding, planning, stimulating and supporting the activities of public and private civil aviation companies in Brazil. The ANAC is currently responsible for those activities, and also regulates flying operations generally and economic issues affecting air transportation, including matters relating to air safety, certification and fitness, insurance, consumer protection and competitive practices.

     The Brazilian government recognized and ratified, and must comply with, the Warsaw Convention of 1929, the Chicago Convention of 1944, and the Geneva Convention of 1948, the three leading international conventions relating to worldwide commercial air transportation activities.

Concession for Air Transportation Services

     According to the Brazilian Federal Constitution, the Brazilian government is responsible for public services related to airspace as well as airport infrastructure, and may provide these services directly or through third parties under concessions or permissions. According to the Brazilian Aeronautical Code and regulations issued by the High Command of Aeronautics, the application for a concession to operate regular air transportation services is subject to the ANAC having granted to the applicant a license to operate an airline and to explore regular air transportation services. The applicant is required by the ANAC to have met certain economic, financial, technical, operational and administrative requirements in order to be granted such license. Additionally, a concession applicant must be an entity incorporated in Brazil, duly registered with the Brazilian Aeronautical Registry (Registro Aeronáutico Brasileiro, or RAB), must have a valid CHETA and must also comply with certain ownership restrictions. See “—Restrictions to the Ownership of Shares Issued by Concessionaires of Air Transportation Services.” The ANAC has the authority to revoke a concession for failure by the airline to comply with the terms of the Brazilian Aeronautical Code, the complementary laws and regulations and the terms of the concession agreement.

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

Import of Aircraft into Brazil

     The import of civil or commercial aircraft into Brazil is subject to prior authorization by the COTAC, which is a sub-department of the ANAC. Such import authorizations usually follow the general procedures for import of goods into Brazil, after which the importer must request the registration of the aircraft with the RAB.

Registration of Aircraft

     The registration of aircraft in Brazil is governed by the Brazilian Aeronautical Code. Under the Brazilian Aeronautical Code, no aircraft is allowed to fly in Brazilian airspace, or land in or take off from Brazilian territory, without having been properly registered. In order to be registered and continue to be registered in Brazil, an aircraft must have a certificate of registration (certificado de matrícula) and a certificate of airworthiness (certificado de aeronavegabilidade), both of which are issued by the RAB after technical inspection of the aircraft by the ANAC. A certificate of registration attributes Brazilian nationality to the aircraft and is evidence of its enrollment with the competent aviation authority. A certificate of airworthiness is generally valid for six years from the date of the ANAC’s inspection and authorizes the aircraft to fly in Brazilian airspace, subject to continuing compliance with certain technical requirements and conditions. The registration of any aircraft may be cancelled if it is found that the aircraft is not in compliance with the requirements for registration and, in particular, if the aircraft has failed to comply with any applicable safety requirements specified by the ANAC or the Brazilian Aeronautical Code.

     All information relating to the contractual status of an aircraft, including purchase and sale agreements, operating leases and mortgages, must be filed with the RAB in order to provide the public with an updated record of any amendments made to the aircraft certificate of registration.

Route Rights

     Domestic routes. The ANAC has the authority to grant Brazilian airlines the right to operate new routes, subject to the airline having filed studies satisfactory to the ANAC demonstrating the technical and financial viability of such routes and fulfilling certain conditions in respect of the concession for such routes. For the granting of new routes and changes to existing ones, the ANAC evaluates the actual capacity of the airport infrastructure from where such route is or would be operated, as well as the increase in demand and competition among airlines. In addition, route frequencies are granted subject to the condition that they are operated on a frequent basis. Any airline’s route frequency rights may be terminated if the airline (a) fails to begin operation of a given route for a period exceeding 15 days, (b) fails to maintain at least 75% of flights provided for in its air transportation schedule (Horário de Transporte Aéreo, or HOTRAN) for any 90-day period or (c) suspends its operation for a period exceeding 30 days. The ANAC approval of new routes or changes to existing routes is given in the course of an administrative procedure and requires no changes to existing concession agreements.

     Once routes are granted, they must be immediately reflected in the HOTRAN, which is the official schedule report of all routes that an airline can operate. The HOTRAN provides not only for the routes but also the times of arrival at and departure from certain airports, none of which may be changed without the prior consent of the ANAC. According to Brazilian laws and regulations, an airline cannot sell, assign or transfer its routes to another airline.

     International routes. In general, requests for new international routes, or changes to existing ones, must be filed by each interested Brazilian airline that has been previously qualified by the ANAC to provide international services, with the CERNAI, which decides upon each request based on the provisions of the applicable bilateral agreement and general policies of the Brazilian aviation authorities. International route rights for major city pairs, as well as the corresponding landing rights, derive from bilateral air transport agreements negotiated between Brazil and foreign governments. Under such agreements, each government grants to the other the right to designate one or more of its domestic airlines to operate scheduled service between certain destinations in each country. Airlines are only entitled to apply for new international routes when they are made available under these agreements. Since the beginning of 2005, we extended our South American network to destinations in Argentina, Uruguay, Paraguay, Bolivia, Chile and Peru.

Slots Policy

     Under Brazilian law, a slot is a concession of the ANAC, which is reflected in the airline’s HOTRAN. Each HOTRAN represents the authorization for an airline to depart from and arrive at specific airports within a predetermined timeframe. Such period of time is known as an “airport slot” and provides that an airline can operate at the specific airport at the times established in the HOTRAN. The most congested Brazilian airports are subject to traffic restrictions through time slot policies. An airline must request an additional slot from the ANAC upon a minimum of two months’ prior notice.

     On October 5, 2001, the Department of Control of the Air Space (Departamento de Controle do Espaço Aéreo), or DECEA, was created with the main purpose of coordinating and inspecting the infrastructure support of airports and the safety of aircraft operations. The DECEA also performs studies in all Brazilian airports to determine the maximum capacity of the operations of each airport. There are five airports in Brazil that have slot restrictions: Congonhas and Guarulhos (both of which serve São Paulo), Santos Dumont in Rio de Janeiro, Pampulha in Belo Horizonte and Juscelino Kubitschek in Brasília. In view that the slots of all congested airports are fully utilized, the ANAC is unable to grant the right to new slots to airlines to operate in these airports.

     Recently the ANAC approved a regulation on the allocation of slots on domestic air lines. The regulation governs the manner of allocation of slots, by organizing rotations among the concessionaires, determining the procedures for registration, qualification, judgment and homologation of a request for slot concessions in airports that operate at full capacity (coordinated airports). Additionally, such regulation also establishes the rules permitting transfers of slots between concessionaires.

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

      INFRAERO has announced in January 2007 its intention to invest approximately R$1.8 billion in the Brazilian airport system until 2010. Among the projects underway is an investment to modernize the passenger terminal, the improvement of the main and auxiliary runways (planned for 2007) and the construction of a new control tower at Congonhas airport in São Paulo, an investment in the airport of Curitiba (extension of runway and cargo terminal), an investment in the airport of Porto Alegre (runway extensions and construction of a new logistics center), and an investment in a capacity increase of the international airport of Brasilia. The airport upgrade plan does not require contributions or investments by the Brazilian airlines and is not expected to be accompanied by increases in landing fees or passenger taxes on air travel.

The table below sets forth the number of passengers at the ten busiest airports in Brazil during 2006:

Thousands of
Passengers
(Inbound and
Airport	Outbound)

São Paulo—Congonhas	18,459
São Paulo—Guarulhos	15,689
Brasília	9,670
Rio de Janeiro—Galeão	8,741
Salvador	5,411
Recife	3,954
Porto Alegre	3,847
Belo Horizonte—Confins	3,728
Rio de Janeiro—Santos Dumont	3,553
Curitiba	3,532
_______________________
Source: INFRAERO

Pricing

     Brazilian airlines are permitted to establish their own domestic fares without government regulation. However, domestic fares are monitored on a regular basis by the ANAC in order to prevent airlines, which are public concessionaires, from operating in a way that is detrimental to their economic viability. Airlines are free to offer price discounts or follow other promotional strategies. Airlines must submit, with a minimum of five working days’ advance notice, fares that are set at greater than a 65% discount to the per kilometer reference fares index curve published by the ANAC. Such reference fares index curves are based on industry average operating costs, according to ANAC calculations.

     International tariffs are set based upon bilateral arrangements. Fares for specific routes are submitted to the ANAC for approval.

Civil Liability

     The Brazilian Aeronautical Code and the Warsaw Convention limit the liability of an aircraft operator for damages caused to third parties during its air and ground operations, or resulting from persons or things ejected out of the aircraft. Brazilian courts, however, have occasionally disregarded these limitations by awarding damages purely based on the Brazilian Consumer Protection Code, which does not expressly provide for limitations on the amount of such awards.

     In response to the substantial increases in insurance premiums for coverage relating to damage resulting from terrorist attacks to aircraft after the September 11, 2001 attacks in the United States, the Brazilian government enacted a law which authorizes the Brazilian government to undertake liability for damages caused to third parties as a result of terrorist attacks or acts of war against aircraft operated by Brazilian airlines. See “Item 4. Business Overview—Insurance.”

Environmental Regulations

     Brazilian airlines are subject to various federal, state and municipal laws and regulations relating to the protection of the environment, including the disposal of materials and chemical substances and aircraft noise. These laws and regulations are enforced by various governmental authorities. The non-compliance with such laws and regulations may subject the violator to administrative and criminal sanctions, in addition to the obligation to repair or to pay damages caused to the environment and third parties. As far as civil liabilities are concerned, Brazilian environmental laws adopt the strict liability regime. Moreover, pursuant to Brazilian environmental laws and regulations, the piercing of the corporate veil of a company may occur in order to ensure enough financial resources to the recovery of damages caused against the environment. For example, according to a ANAC ordinance, the operation of scheduled commercial flights to and from the Congonhas airport is subject to a noise curfew from 11:00 p.m. to 6:00 a.m. because of its proximity to residential areas in São Paulo. Our scheduled flights to Congonhas airport are in full compliance with the noise curfew limits.

     We are in the process of formalizing our quality and environmental management systems (EMS), with the objective of certifying them to international standards. We are conducting planning for these activities, including preparing the necessary documentation, various operating procedures, as well as establishing organizational responsibilities and monitoring protocols.

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

  the airline must file with the ANAC, in the first month of each semester, a detailed stockholding interest chart including a list of shareholders, as well as a list of all share transfers effected in the preceding semester; and

  based on its review of the airline’s stock interest chart, the ANAC has the authority to subject any further transfer of shares to its prior approval.

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

C. Organizational Structure

     The Registrant is a holding company, which owns shares of four subsidiaries: Gol, two offshore finance subsidiaries Gol Finance and GAC Inc. and a non operative subsidiary GTI S.A. Gol is the Registrant’s operating subsidiary, under which we conduct our business. Gol Finance and GAC Inc. are Cayman Islands-based companies established for the purpose of facilitating cross-border transactions, including the lease and the purchase of aircraft.

D. Property, Plants and Equipment

     Our primary corporate offices are located in two buildings in São Paulo. Our commercial, operations, technology, finance and administrative staff is based primarily at our headquarters. We have concessions to use other airport buildings and hangars throughout Brazil, including a part of a hangar at Congonhas airport where we perform aircraft maintenance. We completed in 2006 our new state-of-the-art Aircraft Maintenance Center in Confins, in the State of Minas Gerais. The certification authorizes maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s. We use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read this discussion in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report.

     We are one of the most profitable low-cost airlines in the world and had net revenues of R$3.8 billion and net income of R$569.1 million for the year ended December 31, 2006. We are a Brazilian low-fare, low-cost airline providing frequent service on routes connecting all Brazilian major cities and Brazil and other South American destinations. We are the second largest commercial airline in Brazil and focus on increasing the growth and profits of our business by popularizing air travel and stimulating and meeting demand for safe, affordable, convenient air travel for both business and leisure passengers.

A. Operating Results

Revenues

     We derive our revenues primarily from transporting passengers on our aircraft. 94.2% of our revenues are derived from passenger fares, and the remaining 5.8% of our revenues are derived from ancillary revenues principally from our cargo business, which utilizes available cargo space on our passenger flights. Nearly all of our passenger revenue and cargo revenue is denominated in reais. Passenger revenue is recognized either when transportation is provided or when the ticket expires unused. Cargo revenue is recognized when transportation is provided. Other revenue consists primarily of charter services, ticket change fees, excess baggage charges and interest on installment sales. Passenger revenues are based upon our capacity, load factor and yield. Our capacity is measured in terms of available seat kilometers, which represents the number of seats we make available on our aircraft multiplied by the number of kilometers the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing revenue passenger kilometers by available seat kilometers. Yield is the average amount that one passenger pays to fly one kilometer.

The following table sets forth our capacity, load factor and yield for the periods indicated.

	Year Ended December 31,

	2004	2005	2006

Capacity (in available seat kilometers, in millions)	8,844	13,246	20,261
Revenue per available seat kilometers (in R$ cents)	22.2	20.2	18.8
Load factor	71.1%	73.5%	73.1%
Yield (in R$ cents)	R$29.8	R$26.1	R$24.2
Growth in passenger revenues per available seat kilometer	19.2%	(9.6)%	(8.1)%

     We have increased our revenues by increasing our capacity (in terms of fleet size and departures) and load factor. We believe that our careful focus on serving specific segments of the domestic air travel market, the value that we offer our customers and our low fares distinguish us from other airlines and enable us to continue increasing our capacity to take advantage of strong, untapped demand for low-cost, low-fare services.

     We are optimizing our revenues per available seat kilometer due to strong demand for our services, quick aircraft turnaround times, our efficient route network and our modern fleet, our high aircraft utilization rate and effective revenue management strategies that balance our fares and load factors. In 2006, our revenue per available seat kilometer decreased by 6.9% from R$20.2 cents in 2005 to R$18.8 cents mainly due to a decrease in yield of 7.3% from R$26.1 cents in 2005 to R$24.2 cents. Our yield decreased mainly due to a 15.2% increase in stage length. Our load factors decreased by 0.4 percentage points from 73.5% in 2005 to 73.1% in 2006.

     The ANAC and the aviation authorities of the other countries in which we operate, may influence our ability to generate revenues. In Brazil, the ANAC approves the concession of slots, entry of new companies, launch of new routes, increases in route frequencies and lease or acquisition of new aircraft. Our ability to grow and to increase our revenues is dependent on the receipt of approvals for new routes, increased frequencies and additional aircraft from the ANAC.

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

     Our aircraft fuel expenses are higher than those of low-cost airlines in the United States and Europe because there is only one significant supplier of jet fuel in Brazil and taxes applicable to the sale of jet fuel are very high and are passed along to us. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. From January 1, 2001 to December 31, 2006, the price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 128% from US$26.80 per barrel to US$61.05 per barrel. Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also linked to fluctuations in the exchange rate of the real versus the U.S. dollar. We currently enter into short-term arrangements to hedge against increases in oil prices and foreign exchange fluctuations. We believe that we have an advantage compared to industry peers in Brazil in aircraft fuel expenses because we mainly use Boeing 737 New Generation aircraft that are more fuel efficient than other aircraft in the industry . We expect these advantages to improve in the future due to the incorporation into our fleet of fuel efficient new Boeing 737-800 Next Generation aircraft.

     Our aircraft rent expenses are in U.S. dollars and have increased in line with the expansion of our operations. We also use short-term arrangements to hedge against exchange rate exposure related to our lease payment obligations. In addition, leases for four of our aircraft are subject to floating-rate payment obligations that are based on fluctuations in international interest rates. We currently have hedging policies in place to manage our interest rate exposure.

     Our maintenance, material and repair expenses consist of light (line) and scheduled heavy (structural) maintenance of our aircraft. Maintenance and repair expenses, including overhaul of aircraft components, are charged to operating expenses as incurred. Our aircraft have required a low level of maintenance and therefore we have incurred low maintenance expenses, because the average age of the aircraft in our fleet at December 31, 2006 was less than 8 years and most of the parts on our aircraft are under multi-year warranties. Our aircraft are covered by warranties that have an average term of three to five years. The warranties on the aircraft we received in 2006 under our firm purchase order with Boeing will start expiring in 2011. Based on scheduled maintenance events, we experienced an increase in maintenance expenses in 2006. We expect our maintenance expenses to further increase due to the expiration of certain of our multi-year warranties and an increase in scheduled maintenance events in the near future. Thus, with regard to the accounting for aircraft maintenance and repair costs, our current and past results of operations may not be indicative of future results. In 2006, we completed our new Aircraft Maintenance Center in Confins, in the State of Minas Gerais. The certification of the center authorizes maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s. We use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We believe that we have an advantage compared to industry peers in maintenance, materials and repairs expenses due to the use of Boeing 737 Next Generation aircraft that allows for phased maintenance as described in this annual report, and due to the internalization of our maintenance. We believe that this advantage will remain in the future.

     Our sales and marketing expenses include commissions paid to travel agents, fees paid for our own and third-party reservations systems and agents, fees paid to credit card companies and advertising. Our distribution costs are lower than those of other airlines in Brazil on a per available seat kilometer basis because a higher proportion of our customers purchase tickets from us directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. We generated 76.4%, 81.3% and 81.6% of our passenger revenues through our website in the years ended December 31, 2004, 2005 and 2006, respectively, including internet sales through travel agents. For these reasons, we believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will remain in the future.

     Salaries, wages and benefits paid to our employees increase as the number of our employees grows and include annual cost of living adjustments and provisions made for our profit sharing plan. We have no seniority-related increases in these costs due to our salary structure. We believe that we have an advantage compared to industry peers in salaries, wages and benefits expenses due to generally lower labor costs in Brazil as compared to other countries and due to higher work productivity of our employees as compared to airlines in the Brazilian market. We believe that these advantages will continue to exist in the future.

     Aircraft and traffic servicing expenses include ground handling and the cost of airport facilities. Other operating expenses consist of general and administrative expenses, purchased services, equipment rentals, passenger refreshments, communication costs, supplies and professional fees.

     During the period between the beginning of 2001 and December 31, 2006, we reduced our break-even load factor, which is the passenger load factor that will result in operating revenues being equal to operating expenses, from 61.5% to 59.6% . This decrease has been primarily due to increases in yield and revenues per available seat kilometer due to our effective revenue management system, combined with the spreading of fixed costs over a greater number of available seat kilometers.

Operating Efficiency and Growth

     We are the lowest cost provider of passenger air transportation in South America, and one of the lowest cost airlines in the world based on publicly available data. Our low costs have helped us to become the most profitable airline in South America and one of the most profitable airlines in the world, based on results of operations for the year ended December 31, 2006.

     Set forth in the table below is information about key performance indicators for select leading low-cost carriers worldwide and other South American carriers.

	Operating	Net Income
	Income (in	(Loss) (in
	Millions of	Millions of	Operating	Net Income
Company	US$)	US$)	Margin	Margin

Low-cost carriers:
Southwest Airlines(1)	935.0	499.0	10.3%	5.5%
Ryanair(2)	642.6	534.1	22.9%	19.0%
Gol(3)	328.1	266.2	18.4%	15.0%
EasyJet(4)	220.6	176.2	7.3%	5.8%
WestJet(5)	215.2	98.4	14.2%	6.5%
Jet Blue Airways(6)	127.0	(1.0)	5.4%	0.0%
Virgin Blue(7)	113.4	73.4	8.6%	5.6%
Air Asia(8)	38.7	32.8	15.7%	13.3%
South American carriers:
Copa Airlines(8)	142.2	110.0	17.9%	13.9%
LanChile(9)	297.7	239.9	9.9%	7.9%
TAM(10)	476.7	223.7	14.6%	7.0%
________________________________________

(1)	U.S. GAAP figures for the fiscal year ended December 31, 2006
(2)	U.S. GAAP figures for the 12 month period ended December 31, 2006. Based on a Euro/US Dollar exchange rate of 0.758 as of December 31, 2006.
(3)	U.S. GAAP figures for the fiscal year ended December 31, 2006. Based on a Brazilian Real/US Dollar exchange rate of 2.138 as of December 31, 2006.
(4)	UK GAAP figures for the twelve month period ended September 30, 2006. Based on a British Pound/ US Dollar exchange rate of 0.534 as of September 30, 2006.
(5)	Canadian GAAP figures for the 12 month period ended December 31, 2006. Based on a Canadian Dollar/US Dollar exchange rate of 1.166 as of December 31, 2006
(6)	Australian GAAP figures for the 12 month period ended March 31, 2006. Based on an Australian Dollar/US Dollar exchange rate of 1.396 as of March 31, 2006.
(7)	Malaysian GAAP figures for the 12 month period ended September 30, 2006. Based on a Malaysian Ringgitt/ US Dollar exchange rate of 3.688 as of September 30, 2006.
(8)	U.S. GAAP figures for the 12 month period ended September 30, 2006.
(9)	Chilean GAAP figures in US Dollars, for the fiscal year ended December 31, 2006.
(10)	U.S. GAAP figures for the twelve month period ended September 30, 2006. Based on a Brazilian Real/US Dollar exchange rate of 2.174 as of September 30, 2006.

     The following table demonstrates the growth of our operations, on a quarterly basis, since we commenced our operations in January 2001:

	Cities	Number of	Operating
At Period Ended	Served	Departures	Aircraft

March 31, 2001	7	3,771	6
June 30, 2001	10	5,493	7
September 30, 2001	11	6,540	9
December 31, 2001	16	8,923	10
March 31, 2002	16	9,791	15
June 30, 2002	20	13,040	15
September 30, 2002	20	13,880	16
December 31, 2002	21	15,954	19
March 31, 2003	24	17,349	21
June 30, 2003	25	18,298	21
September 30, 2003	25	19,685	22
December 31, 2003	28	20,107	22
March 31, 2004	28	20,825	22
June 30, 2004	28	20,838	22
September 30, 2004	30	22,299	23
December 31, 2004	36	23,746	27
March 31, 2005	37	25,513	30
June 30, 2005	41	28,750	34
September 30, 2005	42	32,237	38
December 31, 2005	45	34,192	42
March 31, 2006	49	36,516	45
June 30, 2006	50	39,043	50
September 30, 2006	53	42,514	54
December 31, 2006	55	46,623	65

Brazilian Economic Environment

     As a company with substantially all of its operations currently in Brazil, we are affected by general economic conditions in the country. While our growth since 2001 has been primarily driven by our expansion into new markets and increased flight frequencies, we have also been affected by macroeconomic conditions in Brazil. Our growth outpaced that of our primary competitors because of strong demand for our lower fare service. In 2006, we grew 52.6% in terms of revenue passenger kilometers. We believe the rate of growth in Brazil is important in determining our future growth capacity and our results of operations.

     Our results of operations are affected by currency fluctuations. Almost all of our revenues are denominated in reais (with a small portion of our revenues from our international flights being denominated in other currencies), but a significant part of our operating expenses are either payable in or affected by the U.S. dollar, such as our aircraft operating lease payments, related maintenance reserves and deposits, and jet fuel expenses. Based on a statistical analysis of our first six years of operations, we believe that our revenues are highly correlated with the real/U.S. dollar exchange rate and jet fuel prices because real fluctuations and increases in jet fuel prices are generally incorporated into the fare structures of Brazilian airlines. 49% of our operating expenses (including aircraft fuel) are denominated in, or linked to, U.S. dollars and therefore vary with the real/U.S. dollar exchange rate. We believe that our foreign exchange and fuel hedging programs protect us against short-term swings in the real/U.S. dollar exchange rate and jet fuel prices. Overall, we believe that the combination of our revenue stream, with its correlation to movements in the real/U.S. dollar exchange rate, and short-term hedges on the U.S. dollar-linked portion of our expenses, will mitigate the adverse effect on our operating expenses of abrupt movements in the real/ U.S. dollar exchange rate.

     Inflation has also had, and may continue to have, effects on our financial condition and results of operations. 51% of our operating expenses (excluding aircraft fuel) are denominated in reais, and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation.

     Since presidential elections were held in Brazil in 2002, the Labor Party government administration has largely continued the macroeconomic policies of the previous administration, focusing on fiscal responsibility. The country went through a period of market turmoil in the second half of 2002 as investors feared that, if elected, the Labor Party led by Luiz Inácio Lula da Silva would change the economic policies of the previous administration. The real fluctuated significantly as a result, depreciating by 52.3% during the year and closing at R$3.5333 to US$1.00 on December 31, 2002. Inflation for the year, as measured by the IGP-M, was 25.3% and real GDP grew by 1.9% .

     During 2003, investor confidence rebounded as a result and the real appreciated by 18.2% against the U.S. dollar to R$2.8892 per US$1.00 at December 31, 2003. Inflation in 2003, as measured by the IGP-M, decreased to 8.7% . Brazil’s real gross domestic product, or GDP, increased 0.5% to US$507 billion during 2003, despite the very high interest rates that prevailed at the beginning of 2003 to combat inflationary pressures, which also acted to constrain economic growth.

     During 2004, Brazil’s GDP increased 4.9% to US$604 billion and the country achieved a trade surplus of US$33.7 billion, its highest trade surplus ever. Inflation in 2004, as measured by the IGP-M, was 12.4% and 7.6% as measured by the IPCA. Interest rates continued to be high, with the CDI rate at the end of 2004 equaling an annualized rate of 17.8% . By the end of 2004, the real appreciated by 8.1% against the U.S. dollar, reflecting continued investor confidence. On December 31, 2004, the U.S. dollar/real exchange rate was R$2.6544 per US$1.00.

     During 2005, Brazil’s GDP increased 2.3% and the country achieved a trade surplus of US$44.8 billion, its highest trade surplus ever. Inflation in 2005, as measured by the IGP-M, was 1.2% and 5.7% as measured by the IPCA. Interest rates continued to be high, with the CDI rate at the end of 2005 equaling an annualized rate of 18.0% . In 2005, the real appreciated by 11.8% against the U.S. dollar, reflecting continued investor confidence. On December 31, 2005, the U.S. dollar/real exchange rate was R$2.3407 per US$1.00.

     During 2006, Brazil’s GDP increased 2.9% and the country achieved a trade surplus of US$46.1 billion, its highest trade surplus ever. Inflation in 2006, as measured by the IGP-M, was 3.8% and 3.1% as measured by the IPCA. The Brazilian Central Bank’s year-end inflation target for each of 2007 and 2008 is 4.5%, based on the IPCA index, within a band of 2 percentage points. Interest rates continued to be high, with the CDI rate at the end of 2006 equaling an annualized rate of 13.2% . In 2006, the real appreciated by 8.7% against the U.S. dollar, reflecting continued investor confidence. On December 31, 2006, the U.S. dollar/real exchange rate was R$2.1380 per US$1.00. In November 2006, Luiz Inácio Lula da Silva was reelected as president of Brazil for a second term of four years.

     The following table shows data for real GDP growth, inflation, interest rates, the U.S. dollar exchange rate and crude oil prices for and as at the periods indicated.

		December 31,

	2004	2005	2006

Real growth in gross domestic product	4.9%	2.3%	2.9%
Inflation (IGP-M)(1)	12.4%	1.2%	3.8%
Inflation (IPCA)(2)	7.6%	5.7%	3.1%
CDI rate(3)	17.8%	18.0%	13.2%
LIBOR rate(4)	2.6%	4.5%	5.4%
Depreciation (appreciation) of the real vs. U.S. dollar	(8.1)%	(11.8)%	(8.7)%
Period-end exchange rate—US$1.00	R$2.6544	R$2.3407	R$2.1380
Average exchange rate—US$1.00(5)	R$2.9171	R$2.4125	R$2.1499
Increase (decrease) in West Texas intermediate crude (per barrel)	33.6%	40.5%	0.02%
West Texas intermediate crude (per barrel)	US$43.45	US$61.04	US$61.05
West Texas intermediate crude (average per barrel during period)	US$41.51	US$56.59	US$66.09

________________________________________
Sources: Fundação Getúlio Vargas, the Central Bank and Bloomberg
(1)	Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas
(2)	Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística
(3)	The CDI rate is average of inter-bank overnight rates in Brazil (accumulated for period-end month, annualized).
(4)	Three-month U.S. dollar LIBOR rate as of the last date of the period. The LIBOR rate is the London inter-bank offer rate, which is the rate applicable to the short-term international inter-bank market
(5)	Represents the average of the exchange rates on the last day of each month during the period

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

     Revenue Recognition. Passenger revenue is recognized either when transportation is provided or when the ticket expires unused. Tickets sold but not yet used are recorded as air traffic liability. Air traffic liability primarily represents tickets sold for future travel dates and estimated refunds and exchanges of tickets sold for past travel dates. A small percentage of tickets (or partial tickets) expire unused. We estimate the amount of future refunds and exchanges, net of forfeitures, for all unused tickets once the flight date has passed. These estimates are based on historical data and experience. Estimated future refunds and exchanges included in the air traffic liability account are constantly evaluated based on actual refund and exchange activity to validate the accuracy of our revenue recognition method with respect to forfeited tickets. Revenue from the shipment of cargo is recognized when transportation is provided. Other revenue includes charter services, ticket change fees and other incidental services, and is recognized when the service is performed. Our revenues are net of certain taxes, including state value-added and other state and federal taxes that are collected from customers and transferred to the appropriate government entities. Such taxes in 2006, 2005 and 2004 were R$149.8 million, R$109.0 million, and R$93.8 million, respectively.

     Accounting for Long-lived Assets. The following table shows a breakdown of Company’s long-lived asset groups along with information about estimated useful lives and residual values of these groups:

	Estimated Useful Life	Estimated Residual Value

Aircraft and engines	20 years	20%
Ground property and equipment	5 to 10 years	0%

     In estimating the lives and expected residual values of its aircraft, the Company primarily has relied upon actual experience with the same or similar aircraft types and recommendations from Boeing, the manufacturer of the Company’s aircraft. Aircraft estimated useful lives are based on the number of “cycles” flown (one-take-off and landing). The Company has made a conversion of cycles into years based on both its historical and anticipated future utilization of the aircraft. Subsequent revisions to these estimates, which can be significant, could be caused by changes to the Company’s maintenance program, changes in utilization of the aircraft (actual cycles during a given period of time), governmental regulations related to aging aircraft, and changing market prices of new and used aircraft of the same or similar types. The Company evaluates its estimates and assumptions each reporting period and, when warranted, adjusts these estimates and assumptions. These adjustments are accounted for on a prospective basis through depreciation and amortization expense, as required by GAAP, the Company does not expect its transition to a new, more efficient heavy maintenance program for 737-300 and 737-800 airframes in 2006 to have an impact on the estimated useful lives for those aircraft. See Note 2 to the Consolidated Financial Statements for more information on this change.

     When appropriate, the Company evaluates its long-lived assets for impairment. Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset(s), a significant change in the long-lived asset’s physical condition, and operating or cash flow losses associated with the use of the long-lived assets. While the airline industry as a whole has experienced many of these indicators, the Company has continued to operate all of its aircraft, generate positive cash flow, and produce profits. Consequently, the Company has not identified any impairments related to its existing aircraft fleet. The Company will continue to monitor its long-lived assets and the airline operating environment.

     The Company believes it unlikely that materially different estimates for expected lives, expected residual values, and impairment evaluations would be made or reported based on other reasonable assumptions or conditions suggested by actual historical experience and other data available at the time estimates were made.

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

     Stock options. The Company accounts for stock-based compensation under the fair value method in accordance with SFAS 123(R), “Share-Based Payment”, which superseded APB Opinion No. 25, “Accounting for Stock Issued to Employees,” after December 2005. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employees stock options, to be recognized in the income statement based on their fair values.

     SFAS 123(R) permits companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method. Under to modified prospective method, compensation cost is recognized in the financial statements for new awards and to awards modified, repurchased, or cancelled after the required affective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date. The Company has adopted SFAS 123(R) in the first quarter of 2006 using the modified prospective method. The impact of this change in accounting principle in 2006 was to increase stock-based employee compensation expense by R$792, resulting in total stock-based employee compensation expense in the year of R$3,239.

     Aircraft maintenance and repair costs. Our aircraft lease agreements specifically provide that we, as lessee, are responsible for maintenance of the leased aircraft and engines, and we must meet specified airframe and engine return conditions upon lease expiration. Under certain of our existing lease agreements, we pay maintenance deposits to aircraft and engine lessors that are to be applied to future maintenance events. These deposits are calculated based on a performance measure, such as flight hours or cycles, and are available for reimbursement to us upon the completion of the maintenance of the leased aircraft. If there are sufficient funds on deposit to reimburse us for our maintenance costs, such funds are returned to us. The maintenance deposits paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. In addition, we maintain the right to select any third-party maintenance provider or to perform such services in-house. Therefore, we record these amounts as a deposit on our balance sheet and recognize maintenance expense when the underlying maintenance is performed, in accordance with our maintenance accounting policy. The amount of aircraft and engine maintenance deposits expected to be utilized in the next twelve months is classified in Current Assets. Certain of our lease agreements provide that excess deposits at the end of the lease term are not refundable to us. Such excess could occur if the amounts ultimately expended for the maintenance events were less than the amounts on deposit. Any excess amounts held by the lessor or retained by the lessor upon the expiration of the lease, which are not expected to be significant, would be recognized as additional aircraft rental expense at the time it is no longer probable that such amounts will be used for maintenance for which they were deposited.

     In determining whether it is probable maintenance deposits will be used to fund the cost of maintenance events, the Company conducts the following analysis at the inception of the lease, on an annual and quarterly basis and whenever events or changes in circumstances indicate that amounts may not be recoverable, to evaluate potential impairment of this balance:

  At the time of delivery of each aircraft under lease, the Company evaluates the aircraft’s condition, including the airframe, the engines, the auxiliary power unit and the landing gear.
  The Company projects future usage of the aircraft during the term of the lease based on its business and fleet plan.
  The Company estimates the cost of performing all required maintenance during the lease term. These estimates are based on the extensive experience of its management and industry available data, including historical fleet operating statistic reports published by engine suppliers.

     At the inception of the leases, our initial estimates of the maintenance expenses are equal to or in excess of the amounts required to be deposited. This demonstrates it is probable the amounts will be utilized for the maintenance for which they are to be deposited and the likelihood of an impairment of the balance is remote. Additionally, some of our lessors are agreeing for us to replace the deposits with letters of credit and use the deposited funds to settle other amounts owed under the leases. Upon this amendment of the lease, we reevaluate the appropriateness of the lease accounting and reclassify the affected deposits as Other Deposits. We intend to pursue additional lease amendments. Many of our new aircraft leases do not require maintenance deposits.

     Based on the foregoing analysis, management believes that the amounts reflected on the consolidated balance sheet as Aircraft and Engine Maintenance Deposits are probable of recovery. There has been no impairment of our maintenance deposits. A summary of activity in the Aircraft and Engine Maintenance Deposits is as follows:

	2006	2005	2004

	(in thousands of reais)
Beginning of year	386,193	266,532	162,295
Amounts paid in	118,308	119,661	104,237
Reimbursement of expense incurred	(24,739)	-	-
Reclassified to Other Deposits	(216,115)

End of year	263,647	386,193	266,532

     The estimated maintenance reserve deposits to be paid to the lessors and the estimated amounts to be charged to maintenance expense that will be reimbursed from the deposits, based on currently scheduled maintenance are set forth in the following table:

	2007	2008	2009	2010	2011

	(in thousands of reais)
Estimated Reserve Deposits	69,443	66,792	60,287	28,808	13,763
Estimated Reserve Reimbursements	64,499	95,184	28,891	18,226	930

     These estimates are subject to significant variation, including, among others, the actual cost to complete the maintenance, timing of the maintenance, aircraft cycles impacting the timing, and the imposition of potential new maintenance requirements.

     With respect to non-refundable aircraft and engine maintenance deposits, an alternative method of accounting exists, under which such deposit payments would be accounted for as additional rental and recorded as rental expense. The choice of our method of accounting for non-refundable maintenance deposit payments, as opposed to expensing the payments when made, results in recognizing less expenses in the earlier years of the leases than in the later years (potentially substantially so) even though the use of and benefit from the aircraft does not vary correspondingly over the term of the lease. We have chosen our current policy because under the terms of our leases the maintenance deposits are required to provide assurance to the lessors that the maintenance, which is our responsibility, will be performed, and are not additional rental. We have concluded our policy is preferable.

Results of Operations

     The following table sets forth certain components of our income for the years ended December 31, 2006, 2005 and 2004.

		Year Ended December 31,

	2004	2005	2006	2006

	(In thousands)
Net operating revenues:
Passenger	R$1,875,475	R$2,539,016	R$3,580,919	US$1,674,892
Cargo and other	85,411	130,074	221,098	103,413

Total net operating revenues	1,960,886	2,669,090	3,802,017	1,778,305
Operating expenses:
Salaries, wages and benefits	183,037	260,183	413,977	193,628
Aircraft fuel	459,192	808,268	1,227,001	573,901
Aircraft rent	195,504	240,876	292,548	136,833
Sales and marketing	261,756	335,722	414,597	193,918
Landing fees	57,393	92,404	157,695	73,758
Aircraft and traffic servicing	74,825	91,599	199,430	93,279
Maintenance, materials and repairs	51,796	55,373	146,505	68,524
Depreciation	21,242	35,014	69,313	32,420
Other operating expenses	79,840	128,300	179,494	83,954

Total operating expenses	1,384,585	2,047,739	3,100,560	1,450,215
Operating income	576,301	621,351	701,457	328,090
Other expenses:
Interest expense	(13,445)	(19,383)	(66,378)	(31,047)
Financial income (expense), net	24,424	115,554	163,883	76,652

Income before income taxes	587,280	717,522	798,962	373,695
Income taxes	(202,570)	(204,292)	(229,825)	(107,495)

Net income	R$384,710	R$513,230	R$569,137	US$266,200

Earnings per share and ADS, basic(1)	R$2.14	R$2.66	R$2.90	US$1.36
Earnings per share and ADS, diluted(1	R$2.13	R$2.65	R$2.90	US$1.36
Weighted average shares used in computing earnings per share, basic (in thousands)(1)	179,731	192,828	196,103	196,103
Weighted average shares used in computing earnings per share, diluted (in thousands)(1)	180,557	193,604	196,210	196,210
Earnings per ADS, basic(2)	R$2.14	R$2.66	R$2.90	US$1.36
Earnings (loss) per ADS, diluted(2)	R$2.13	R$2.65	R$2.90	US$1.36

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

Year 2006 Compared to Year 2005

     Our net income for the year 2006 increased to R$569.1 million from R$513.2 million for 2005, an increase of R$55.9 million. We had operating income of R$701.5 million, an increase of R$80.1 million over 2005, and our operating margin was 18.4%, a decrease of 4.8 percentage points from 2005. Income before income tax increased 11.4% to R$799.0 million.

     Net Operating Revenues. Net operating revenues increased 42.4%, or R$1,132.9 million, due primarily to a 41% increase in passenger revenues to 1,042.0 million. Increased passenger revenues resulted primarily from a 52.6% increase in revenue passenger kilometers, which was due to a 36.1% increase in departures, a 2.0% increase in our average fares based on strong underlying demand for air transportation services and an increase in the average number of aircraft in service from 34.3 to 50.1. The increase in revenue passenger kilometers was partially offset by a 7.6% decrease in our yield mainly due to a 15.2% increase in our average stage length, a competitive pricing environment and a 0.4 point decrease in our load factor from 73.5% in 2005 to 73.1% in 2006. Cargo and other revenue increased by R$91.0 million due primarily to increases in revenues from our cargo service operations.

     Operating Expenses. Operating expenses increased 51.4%, or R$1,052.8 million, due primarily to the operation of an average 16 additional aircraft during 2006, leading to an increase in flight departures during the period and an increase in the average number of liters of jet fuel consumed and an increase in cost per liter of jet fuel consumed, an increase in salaries expenses, aircraft and traffic servicing expenses and maintenance, materials and repair expenses. To a large extent, changes in operating expenses for airlines are driven by changes in capacity, or available seat kilometers. Operating capacity increased by 53.4% to 20,261 million available seat kilometers due to scheduled capacity increases and high aircraft utilization at 14.2 block hours per day. Operating expenses per available seat kilometer decreased 0.9% to R$15.3 cents primarily due to the use of additional larger, more fuel efficient and winglet equipped aircraft, a reduction in aircraft rent and sales and marketing expenses and a 0.7% decrease in fuel expense on a per available seat kilometer basis and the spreading of our fixed costs over a larger fleet, despite an increase in aircraft and traffic servicing expenses, increased depreciation and an increase in landing fees, each on a per seat kilometer basis.

     The breakdown of our operating expenses on a per available seat kilometer basis for 2006 compared to 2005 is as follows (percent changes are based on unrounded numbers):

			Percent	Percentage of
	Year Ended December 31,		Change	Net Revenues

	2005	2006		2006

	(cost per available seat kilometer in R$ cents)
Operating expenses:
Salaries, wages and benefits	1.96	2.04	4.1%	10.9%
Aircraft fuel	6.10	6.06	-0.7%	32.3%
Aircraft rent	1.82	1.44	-20.9%	7.5%
Sales and marketing	2.53	2.05	-19.0%	10.9%
Landing fees	0.70	0.78	11.4%	4.1%
Aircraft and traffic servicing	0.69	0.98	42.0%	5.2%
Maintenance, materials and repairs	0.42	0.72	71.4%	3.9%
Depreciation	0.26	0.34	30.8%	1.8%
Other operating expenses	0.96	0.89	-7.3%	4.7%

Total operating expenses	15.46	15.30	-0.9%	81.6%

Cost per flight hour	R$14.77	R$14.82
Break-even load factor	56.4%	59.6%	5.7%

     Salaries, wages and benefits increased 59.1%, or R$153.8 million, due to a 6.0% cost of living increase on salaries in December 2005 and a 62% increase in the number of full-time employees, to 8,840, related to planned capacity expansion. Salaries, wages and benefits per available seat kilometer increased 4.1% due to a 5.6% increase in headcount on a per seat kilometer basis, partially offset by increased productivity.

     Aircraft fuel expense increased 51.8%, or R$418.7 million, primarily due to a 49.6% increase in the liters of fuel consumed, or 236.3 million liters, and an increase in fuel price per liter of 4.1%, partially offset by an improvement in fuel efficiency of the fleet due to additional larger, more fuel efficient winglet equipped 737-800 SFP aircraft. Aircraft fuel per available seat kilometer decreased 0.7% due primarily to the use of more fuel efficient aircraft and a 10.7% appreciation of the real against the U.S. Dollar during the year, a factor influencing the determination of Brazilian jet fuel prices. As of December 31, 2006, we had hedged approximately 87%, 75% and 21% of our projected fuel requirements for the first, second and third quarters of 2007, respectively.

     Aircraft rent, which we incur in U.S. dollars, increased 21.5%, or R$51.7 million, due to an increase in the average size of our fleet from 34.3 aircraft to 50.1, partially offset by the appreciation of the real versus the U.S. Dollar during the year and amortized gains of R$16.0 million on sale-leaseback transactions for eight 737-800 aircraft during 2006 (amortized over the term of the leases). Aircraft rent per available seat kilometer decreased 20.9% due to a high aircraft utilization rate, which increased to 14.2 block hours per day compared to 13.9 block hours in 2005, and the 10.7% appreciation of the real versus the U.S. Dollar during the year.

     Sales and marketing expense increased 23.5%, or R$78.9 million, primarily due to higher bookings and costs associated with the opening of new bases and higher credit card fees resulting from increased passenger revenues. We booked a majority of our ticket sales through our website (81.6%) and our call center (10.8%) . Travel agents accounted for 69.6% of our sales in 2006, 81.0% of which through the internet. Sales and marketing per available seat kilometer decreased 19.0%, primarily due to a suspension of marketing activities during the fourth quarter in memoriam of the victims of the Flight 1907, and, to a lesser extent, an increase in direct non-commissioned ticket sales to 30.4% of our total ticket sales.

     Landing fees increased 70.7%, or R$65.3 million, due to a 36.1% increase in the number of departures and a 21.0% increase in average landing fee rates. This increase in domestic landing fee rates in 2006 was substantially higher than the average increases in prior years. Landing fees per available seat kilometer increased 11.4% due to the increase in landing fee rates and an increase in landings at international airports (which have higher rates), partially offset by increased average stage length of 15.2%, and a higher aircraft utilization rate.

     Aircraft and traffic servicing expense increased 117.7%, or R$107.8 million, primarily due to an increase in our operations from 45 to 55 airports served, an increase in third party services in the amount of R$33.4 million and a 36.1% increase in departures. Aircraft and traffic servicing per available seat kilometer increased 42.0%, mainly due to the increase in third party services related to technology and systems implementation and higher ground handling services expenses, mainly due to the increase in international destinations (with relatively higher ground handling costs), partially offset by an increased average stage length and higher aircraft utilization.

     Maintenance, materials and repairs increased 164.6%, or R$91.1 million, due to 16 average additional aircraft in operation as well as the scheduled maintenance of 23 engines, in the amount of R$77.1 million, mainly on our Boeing 737-300 aircraft, repair of rotable materials, in the amount of R$34.3 million, and the use of spare parts inventory, in the amount of R$20.1 million. Maintenance, materials and repairs per available seat kilometer increased 71.4% primarily due to a higher number of scheduled maintenance services, partially offset by a 10.7% appreciation of the real against the U.S. Dollar.

     Depreciation increased 98.0%, or R$34.3 million, due primarily to an increase in our inventory of aircraft spare parts and, to a lesser extent, an increase in technology equipment resulting from the expansion of our operations and the addition of five new aircraft subject to depreciation to our fleet. Depreciation per available seat kilometer increased 30.8% due to a increase to R$185.5 million in fixed assets subject to depreciation and an increase of R$0.9 million related to depreciation of three new 737-800 NG aircraft which entered the fleet in 4Q06, and two 737-700 aircraft classified as capital leases.

     Other operating expenses increased 39.9%, or R$51.2 million, due to an increase in general and administrative expenses related to the expansion of our operations, and interrupted flights. Other operating expenses per available seat kilometer decreased 7.3% due to decreases in insurance expenses, a decrease of 9.9% in direct passenger expenses and flight crew lodging. Insurance expenses, at R$0.15 cents per available seat kilometer or R$30.2 million decreased 33.7%, due to a reduction in average premium rates, a 10.7% appreciation of the real against the U.S. Dollar, and a higher aircraft utilization rate.

     Other Income (Expense). Interest expense and financial income (expense), net increased R$1.3 million, due to an increase of R$34.2 million in interest income on cash balances and a R$14.6 million decrease in other losses, offset by a R$47.0 million increase in interest expenses due to increased working capital and long term debt and R$0.4 million decrease in capitalized interest.

      Income Taxes. Income taxes, as a percentage of income before taxes, remained stable at 28.8% in 2006 as compared to 28.5% in 2005.

Year 2005 Compared to Year 2004

     Our net income for the year 2005 increased to R$513.2 million from R$384.7 million for 2004, an increase of R$128.5 million. We had operating income of R$621.4 million, an increase of R$45.1 million over 2004, and our operating margin was 23.3%, a decrease of 6.1% from 2004. Income before income tax increased 22.2% to R$717.5 million.

     Net Operating Revenues. Net operating revenues increased 36.1%, or R$708.2 million, due primarily to increased passenger revenues. Increased passenger revenues, resulted primarily from a 53.8% increase in revenue passenger kilometers, which was due to a 39.9% increase in departures, an increase in the average number of aircraft in service from 22.3 to 34.3 and a 2.4% increase in our load factor from 71.1% to 73.5% . The increase in revenue passenger kilometers was partially offset by a 12.4% decrease in our yield due to a 4.1% decrease in our average fares and an increase in our average stage length. Cargo and other revenue increased by R$44.7 million due primarily to increases in revenues from our cargo service operations.

     Operating Expenses. Operating expenses increased 47.9%, or R$663.2 million, due primarily to the operation of an average 12 additional aircraft during 2005, increased flight departures during the period, an increase in the average cost and number of liters of jet fuel consumed and an increase in salaries, wages and benefits and sales and marketing expenses. Operating capacity increased by 49.8% to 13,246 million available seat kilometers due to scheduled capacity increases and higher aircraft utilization at 13.9 block hours per day. Operating expenses per available seat kilometer decreased 1.3% to R$15.46 cents primarily due to a reduction in maintenance expense on a per available seat kilometer basis and the spreading of our fixed costs over a larger fleet, despite a 17.5% increase in the average cost of jet fuel and an 7.5% increase in landing fees, each on a per seat kilometer basis. The breakdown of our operating expenses on a per available seat kilometer basis for 2005 compared to 2004 is as follows (percent changes are based on unrounded numbers):

	Year Ended December 31,		Percent Change	Percentage of Net Revenues(2005)

	2004	2005

	(cost per available seat kilometer in R$ cents)
Operating expenses:
Salaries, wages and benefits	2.07	1.96	(5.1)%	9.7%
Aircraft fuel	5.19	6.10	17.5%	30.3%
Aircraft rent	2.21	1.82	(17.7)%	9.0%
Aircraft insurance	0.29	0.22	(22.6)%	1.1%
Sales and marketing	2.96	2.53	(14.4)%	12.6%
Landing fees	0.65	0.70	7.5%	3.5%
Aircraft and traffic servicing	0.85	0.69	(18.3)%	3.4%
Maintenance, materials and repairs	0.59	0.42	(28.6)%	2.1%
Depreciation	0.24	0.26	10.1%	1.3%
Other operating expenses	0.61	0.74	21.4%	3.7%

Total operating expenses	15.66	15.46	(1.3)%	76.7%

Cost per flight hour	14.94	14.77	(1.2)%	—
Break-even load factor	52.5	56.4	12.3%	—

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

     Sales and marketing expense increased 28.3%, or R$74.0 million, primarily due to higher bookings through travel agents, increased advertising expenses, costs due to the opening of four new operating bases, and higher credit card fees resulting from increased passenger revenues. We booked a substantial majority of our ticket sales through a combination of our website (81.3% in 2005 compared to 76.4% in 2004). Travel agents accounted for approximately 70% of our sales in 2005, 63% of which were booked through the internet. Sales and marketing per available seat kilometer decreased 14.4% due to increased internet sales, lower sales and travel agent commissions and higher aircraft utilization rates.

     Landing fees increased 61.0%, or R$35.0 million, due to a 39.9% increase in departures and a 26% increase in average landing tariffs because of increased international traffic, partially offset by increased average stage length. Landing fees per available seat kilometer increased 7.5% .

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

B. Liquidity and Capital Resources

     In managing our liquidity, we take into account our cash and cash equivalents and short-term investments as well as our accounts receivable balances. Our accounts receivable balance is affected by the payment terms of our credit card receivables. Our customers can purchase seats on our flights using a credit card and pay in installments, typically creating a one-or two-month lag between the time that we pay our suppliers and expenses and the time that we receive payment for our services. When necessary, we obtain working capital loans, which can be secured by our receivables, to finance the sale-to-cash collection cycle. At December 31, 2006, we had cash and cash equivalents of R$281.0 million, short-term investments of R$1,425.4 million and accounts receivable of R$659.3 million, as compared to cash and cash equivalents of R$106.3 million, short-term investments of R$762.7 million and accounts receivable of R$564.0 million at December 31, 2005.

     At December 31, 2006, we had nine revolving lines of credit with five financial institutions, which allowed for total borrowings of up to R$332.0 million. As of December 31, 2006 and 2005, there were R$128.3 million (US$60.0 million) and R$54.0 million (US$23.1 million) outstanding under these facilities, respectively.

     Operating Activities. We rely primarily on cash flows from operations to provide working capital for current and future operations. Cash flows from operating activities totaled R$530.4 million in 2006, R$353.7 million in 2005 and R$239.9 million in 2004. The increase in operating cash flows over these periods was primarily due to the growth of our business. Net cash used for investing and financing activities was R$326.2 million in 2006 and net cash used for investing and financing activities was R$653.1 million in 2005. Net cash provided by investing and financing activities was R$19.5 million in 2004. The increase in cash provided by financing activities in 2006 was due primarily to the capital we raised in our offering of US$200 million in 8.75% perpetual notes in April 2006, a R$75.7 million long-term financing from BNDES (Brazilian National Economic and Social Development Bank) in June 2006 and a US$50 million long-term financing from the International Finance Corporation in June 2006 and US$78.3 million of long-term financing from the Private Export Funding Corporation (PEFCO) in November 2006.

     Our operating cash flows are affected by the requirement under the terms of certain of our aircraft operating leasing agreements that we establish maintenance reserve deposit accounts for our aircraft that must be funded at specified levels. At December 31, 2006, we had R$263.6 million of deposits under our aircraft operating leases for maintenance. Funds will be drawn from the maintenance reserve accounts to reimburse for certain structural maintenance expenditures incurred. We believe the amounts deposited and to be deposited plus our own cash resources will be sufficient to service our future aircraft and maintenance costs for the duration of the applicable operating leases.

     We believe that we can meet our existing financial commitments and aircraft rent obligations with our cash and cash equivalents, and cash from operations, short-term investments and accounts receivable collected.

     Investing Activities. During 2006, capital expenditures were R$553.2 million, which included expenditures of R$489.8 million related to acquisitions of property and equipment and R$63.4 million of pre-delivery deposits for aircraft acquisitions. Our investing activities totaled R$1,234.1 million, which included the capital expenditures described before and R$662.7 million of purchases of short term investments. During 2005, capital expenditures were R$482.8 million, which included expenditures of R$169.4 million related to acquisitions of property and equipment and R$313.3 million of pre-delivery deposits for aircraft acquisitions. Our investing activities totaled R$801.8 million, which included the capital expenditures described before and R$319.3 million of purchases of short term investments. During 2004, capital expenditures were R$85.4 million, which included expenditures of R$42.0 million related to acquisitions of property and equipment and R$43.4 million of pre-delivery deposits for aircraft acquisitions. Our investing activities totaled R$533.0 million, which included the capital expenditures described before and R$443.4 million of purchases of short term investments.

     Financing Activities. Financing activities during 2006 consisted primarily of:

  an issuance of US$200 million 8.75% perpetual notes in April 2006;
  a R$75.7 million six year financing from BNDES (Brazilian National Economic and Social Development Bank) secured by our accounts receivables and with an interest rate of 2.65% above the long-term borrowing rate in Brazil, which was at December 31, 2006 6.95% p.a. in reais;
  a US$50 million long-term financing from the International Finance Corporation in June 2006 with a floating interest rate based on LIBOR (the interest rate as of December 31, 2006 was 7.24% p.a.), secured by a pledge of certain of our aircraft parts and engines; and
  a US$78.3 million 12-year financing from the Private Export Funding Corporation (PEFCO) for the acquisition of new Boeing 737-800 NG aircraft, guaranteed by the United States Export Import Bank (Exim).

     Our long term financings include customary covenants and restrictions and some of these financings require us to maintain defined financial ratios, with which we were in compliance at December 31, 2006 and none of which are expected to have a material adverse effect on our business. See also Note 7 to our consolidated financial statements for further information on these financings.

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

     We intend to increase our funded debt principally in the form of loans from private financial institutions, capital markets financings and finance leases related to the acquisition of aircraft.

     We declared aggregate dividends of R$181.1 million for the fiscal year 2006. We declared dividends of R$117.9 million for the fiscal year 2005 and R$60.7 million for the fiscal year 2004. Under our by-laws, at least 25% of our adjusted net income, as calculated under Brazilian GAAP and adjusted under the Brazilian corporation law (which differs significantly from net income as calculated under U.S. GAAP), for the preceding fiscal year must be distributed as a mandatory annual dividend. The most significant adjustment to U.S. GAAP net income in arriving at adjusted net income under Brazilian GAAP relates to the accounting for deposits to our maintenance reserves. Under U.S. GAAP, deposits to our maintenance reserve accounts are accounted for as prepaid expenses and actual maintenance is charged to operating expense as maintenance is incurred. Under Brazilian GAAP, deposits to our maintenance reserve accounts are charged to operating expenses when made.

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

     Our growth plans contemplate operating approximately 94 aircraft by the end of 2011. As of December 31, 2006 we had firm purchase orders with The Boeing Company for 76 737-800 Next Generation aircraft and we have options to purchase an additional 34 737-800 Next Generation aircraft. Committed expenditures for these aircraft, based on aircraft list price and including estimated amounts for contractual price escalations and pre-delivery deposits, are US$2,618 million in 2007, US$2,122 million in 2008, US$2,406 million in 2009, US$1,846 million in 2010 and US$1,592 million after 2010. We expect to meet our pre-delivery deposits by using cash from operations or borrowings under short-term credit facilities and/or vendor financing. We expect to finance the balance of the purchase price of the Boeing 737-800 Next Generation aircraft through a combination of means, such as cash and funds generated from operations, low-interest bank financing and credit agreements, sale and leaseback transactions, additional equity or debt offerings and/or vendor financing.

     The firm orders represent a significant financial commitment for us. Pending the application of the proceeds from financing activities, we have invested these proceeds in overnight deposits and deposit certificates with highly-rated Brazilian banks and short-term investments, mainly highly-rated Brazilian government bonds. As of December 31, 2006, we had approximately R$1,425.4 million of these short-term investments.

     We expect the continuance of the commitment to us from the Export-Import Bank of the United States to provide guarantees covering approximately 85% of the aggregate purchase price for the firm order aircraft will assist us in obtaining low-cost financing for the purchase of the firm order aircraft. The remaining 15% of the aggregate purchase price for the firm order aircraft is expected to be funded by our cash or other financing alternatives. To the extent that we do not have sufficient cash resources to do so, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would have an adverse impact on the execution of our growth strategy and business. The Company believes that it has and will in the future have appropriate funding resources available with the combination of U.S. Eximbank supported financing, local development bank funding and sale and leaseback transactions.

C. Research and Development, Patents and Licenses, etc.

     We believe that the Gol brand has become synonymous with innovation and value in the Brazilian airline industry. We have filed requests for registration of the trademarks “GOL” and “GOL LINHAS AÉREAS INTELIGENTES” with trademark offices in Brazil and in other countries, and have already been granted final registration of these trademarks in Argentina, Bolivia, Chile, Colombia, the European Union, the United States, Paraguay and Uruguay. In 2005, we were named one of Brazil’s most valuable brands by Isto é Dinheiro magazine in its fourth annual Most Valuable Brazilian Brands Ranking, with a brand value of US$326 million.

D. Trend Information

     We expect to expand our operations by adding additional flights to existing domestic routes, adding new domestic routes where sufficient market potential exists and expanding into high-traffic centers in other South American countries. In 2006, we added destinations to our network and we intend to continue this growth strategy in Brazil and South America. As in previous years, in 2007 we will also concentrate on keeping our operating costs low and pursuing ways to make our operations more efficient.

     Given the demand for our services, we believe that we will continue to have significant growth opportunities. We expect to benefit from economies of scale and reduce our average cost per available seat kilometer as we add additional aircraft to an established and efficient operating infrastructure. We currently have applications with the ANAC to add additional routes and flight frequencies. We expect our operating capacity to increase 50% with the addition of up to 15 aircraft in 2007, which will increase our available seat kilometers and operating costs on an aggregate basis.

     We expect jet fuel prices will continue to be high in 2007 and we plan to use our fuel and foreign exchange hedging programs to help protect us against short-term movements in crude oil prices and the real/ U.S. dollar exchange rate.

E. Off-Balance Sheet Arrangements

     None of our operating lease obligations are reflected on our balance sheet. At December 31, 2006, we had five aircraft recognized as capitalized leases on our balance sheet. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

F. Tabular Disclosure of Contractual Obligations

     Our non-cancelable contractual obligations at December 31, 2006 included the following (in thousands of reais):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Aircraft and engine operating leases	1,948,607	421,870	646,007	377,701	503,029
Aircraft capital leases	390,651	38,696	77,392	77,392	197,171
Short-term borrowings	128,304	128,304	-	-	-
Long-term borrowings(1)	553,402	41,298	205,968	159,776	146,360
Pre-delivery deposits	635,533	115,954	311,386	206,663	1,530
Aircraft purchase commitments	11,549,004	2,502,025	4,216,841	3,239,819	1,590,319

Total	15,205,501	3,248,147	5,457,594	4,061,351	2,438,409

(1) Does not include issuance of US$200 million perpetual notes on April 5, 2006

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     Under our by-laws, we are managed by our Conselho de Administração, or board of directors, which is composed of at least five members and at most eleven members, and a Diretoria, or board of executive officers, which is composed of at least two and at most seven members. According to the Differentiated Corporate Governance Practices Level 2 introduced by BOVESPA, at least 20% of the members of our board of directors shall be “independent directors”, as defined by the BOVESPA.

      Our by-laws provide for the establishment of a non-permanent Conselho Fiscal, or fiscal committee, to be comprised of three to five members. We also have corporate governance and nomination, audit, people management policies, risk policies and financial policy committees comprised of members of our board of directors and non-board members, and management, executive policy, budget, investment, corporate governance and risk management and finance committees, comprised of members of our board of executive officers and senior managers.

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

     In addition, according to the Level 2 practices, the company shall cause all new members of the board of directors and officers to sign a statement of consent in which they undertake to comply with the regulations of the Differentiated Corporate Governance Practices Level 2, their taking office is conditioned to signing of such document.

     Also the members of the fiscal committee shall sign a statement of consent, in which they undertake to refer to arbitration rules, instituted by BOVESPA Arbitration Chamber, for resolution of disputes and/or controversies arising out of the application of the listing rules of the Differentiated Corporate Governance Practices Level 2, the listing agreement with the latter, the regulations of the BOVESPA, the provisions of the Brazilian corporation law, guidelines issued by the Brazilian authorities and the other rules applicable to the capital markets in general, involving the company, the shareholders, the managers and the members of the fiscal committee. The taking office of the members or the fiscal committee is also conditioned upon signing of such document.

Board of Directors

     Our board of directors is dedicated to providing our overall strategic guidelines and, among other things, is responsible for establishing our general business policies and for electing our executive officers and supervising their management. Currently, our board of directors is comprised of eight members. Each of the board members qualifies as independent based upon New York Stock Exchange criteria. The board of directors meets six times per year or whenever requested by the president or three members of our board of directors.

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

     Under our by-laws, the members of the board of directors are elected by the holders of our common shares at the annual general meeting of shareholders. Members of our board of directors serve the same one-year terms and may be re-elected. The terms of our current directors expire in April 2007. Our by-laws do not provide for a mandatory retirement age for our directors.

     The following table sets forth the name, age and position of each member of our board of directors. A brief biographical description of each member of our board of directors follows the table.

Name	Age	Position

Constantino de Oliveira	75	Chairman
Constantino de Oliveira Junior	38	Director
Henrique Constantino	35	Director
Joaquim Constantino Neto	42	Director

Ricardo Constantino	43	Director
Alvaro de Souza	58	Director
Antonio Kandir	53	Director
Luiz Kaufmann	61	Director

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

     Alvaro de Souza has been a member of our board of directors since August 2004. Mr. Souza is an officer of AdS—Gestão, Consultoria e Investimentos Ltda. and member of the board of directors of SAG do Brasil S.A., World Wildlife Group (WWF), Comgás, British Gas Group, AMBEV and Roland Berger do Brasil. He was the Chief Executive Officer of Citibank Brazil from 1993 to 1994 and an Executive Vice-President of Citigroup from 1995 to 2003. Mr. Souza holds a bachelor’s degree in Economics and Business Administration from Pontifícia Universidade Católica de São Paulo. Mr. Souza is an independent member of our board of directors under the requirement of the SEC and NYSE listing standards and is a member of our audit committee and partner of Governança e Gestão.

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

     Luiz Kaufmann has been a member of our board of directors since December 2004. Mr Kaufmann has presided over several companies such as Aracruz Celulose S.A. (1993-1998), Vésper, Petropar, Grupo Multiplic, Arthur D. Little, and was a partner at GP Investimentos. He was a member of several companies’ board of directors, including Pioneer Hi-Bred International, América Latina Logística, and Lojas Americanas. Luiz Kaufmann is also a member of and VIVO’s Board of Directors, chief executive officer of Medial Saude S.A. and L. Kaufmann Consultores. He was a member of the Global Corporate Governance Advisory Board, which was comprised of 20 internationally renowned business leaders from 16 different countries, created to advance knowledge on the roles and responsibilities of boards of directors of international companies. Mr. Kaufmann is an independent member of our board of directors under the requirement of the SEC and NYSE listing standards. He is a member of our audit committee and our audit committee financial expert as defined by the current SEC rules.

     Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are brothers and Constantino de Oliveira is their father. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino control our controlling shareholder Fundo de Investimento em Participações Asas on an equal basis.

Executive Officers

     Our executive officers have significant experience in the domestic and international passenger transportation industries, and we have been able to draw upon this extensive experience to develop our low-cost operating structure. The executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established in our by-laws and by our board of directors. The business address of each of our executive officers is the address of our principal executive office.

     Under our by-laws, we must have at least two and at most seven executive officers that are elected by the board of directors for a one-year term. Any executive officer may be removed by the board of directors before the expiration of his term. The current term of all our executive officers ends in March 2007.

     The following table sets forth the name, age and position of each of our executive officers elected in March 2006. A brief biographical description of each of our executive officers follows the table.

Name	Age	Position

Constantino de Oliveira Junior	38	President and Chief Executive Officer
David Barioni Neto	48	Executive Vice President-Technical
Richard F. Lark, Jr	40	Executive Vice President-Finance, Chief Financial Officer and Investor Relations Officer
Tarcisio Geraldo Gargioni	60	Executive Vice President-Marketing and Services
Wilson Maciel Ramos	59	Executive Vice President-Planning and Information Technology

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

     Richard F. Lark, Jr. has been an officer since May 2004. Mr. Lark has been an officer of Gol since 2003. From 2000 to 2003, Mr. Lark was a founding director and served as Chief Financial Officer of Americanas.com, one of the leading Brazilian e-commerce companies. Prior to joining Americanas.com, Mr. Lark was a Vice President in the investment banking division of Morgan Stanley, where he was responsible for the Brazilian transportation sector. Mr. Lark holds a Master in Business Administration degree from the Anderson School at The University of California at Los Angeles (UCLA) and bachelor degrees in philosophy and finance and business economics from The University of Notre Dame. Mr. Lark is a member of our Risk Policies Committee and Financial Policy Committee.

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

     For the fiscal year ended December 31, 2006, the aggregate compensation, including cash and benefits-in-kind, that we paid to the members of our board of directors and executive officers was R$3.0million.

Executive Stock Options

     At a shareholders’ meeting held on May 25, 2004, our shareholders approved an executive stock option plan for key senior executive officers. Under this plan, we have issued to executive officers stock options to purchase up to 937,412 of our preferred shares at an exercise price of R$3.04 per share. One half of the options vested on October 25, 2004, with the remaining 50% vesting at the end of each quarter subsequent to October 25, 2004. Each option will expire two years after its vesting date. The preferred shares reserved for issuance pursuant to these options are in addition to and separate from those shares that are reserved for issuance under the plan described in the paragraph immediately below. During 2006, our executive officers exercised stock options for an aggregate of 233,833 preferred shares. For further information regarding our stock option plans, see Note 10 of our notes to our consolidated financial statements as of December 31, 2006 and 2005.

Stock Option Plan

     Our stock option plan was approved at a special shareholders’ meeting held on December 9, 2004. The stock option plan is aimed at promoting our interests by encouraging management employees to contribute substantially to our success, by motivating them with stock options. The plan is managed by both our people management policies committee and our board of directors.

     Participants in the plan are selected by the people management policies committee, provided that they have been either president, vice-president, officer, advisor to the president or to the vice-president, or general manager for at least six months prior to the date on which the option is granted. The stock options to be granted under the plan confer rights related only to our preferred shares, and over a number of preferred shares that does not, at any time, exceed 5% of our shares. The people management policies committee establishes the strike price of the options to be granted, which must be equal to the average price of the preferred shares recorded in the last 60 trading sessions prior to the granting date, adjusted pursuant to the IGP-M inflation index. The options that can be freely exercised may be exercised up to the tenth anniversary of the granting date.

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

     In 2006, we issued stock options of up to 99,816 of our preferred shares to our directors and certain employees, at a weighted average exercise price of R$47.30 per share. On December 18, 2006, our board of directors approved the continuation of the stock option plan for the fiscal year of 2007.

C. Board Practices

     Currently, our board of directors is comprised of eight members. The terms of our current directors will expire in 2007. See “—Board of Directors.”

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

     Under the Brazilian corporation law, our fiscal committee may not contain members that (i) are on our board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company, or (iv) are spouses or relatives of any member of our management, up to the third degree. Our by-laws provide for a non-permanent fiscal committee to be elected only by our shareholders’ request at a general shareholders’ meeting. The fiscal committee, when elected, will be comprised of a minimum of three and a maximum of five members and an equal number of alternate members. We currently do not have an active fiscal committee and, therefore, no members have been appointed.

Committees of the Board of Directors and Board of Executive Officers

     Our board of directors also has corporate governance and nomination, audit, people management and risk policies committees. Our board of executive officers has management, executive policy, budget, investment, corporate governance and risk policies committees. In most cases, members of the committees do not need to be members of our board of directors or board of executive officers. The responsibilities and composition of these committees are described below.

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

     People Management Policies Committee. The people management policies committee, among other things, reviews and recommends to our board of directors the forms of compensation, including salary, bonus and stock options, to be paid to our employees. The people management policies committee also reviews and recommends revisions to the compensation policies applicable to our employees and reviews our management’s career and succession plans. The people management policies committee is comprised of up to three members elected by our board of directors for a one-year term and can be reelected. The people management policies committee currently consists of Henrique Constantino, member of our board of directors, Marco Antonio Piller, Human Resources Director of Gol and Marcos Roberto Morales, a human resources consultant.

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

     Financial Policy Committee. The financial policy committee prepares and approves our corporate finance policies, and examines their effectiveness and implementation; periodically examines our investment and financing plans, and makes recommendations to the Board of Directors; assesses the impact of the investment and financing plans on the capital structure of the company, and makes recommendations to the Board of Directors; and determines parameters for the maintenance of desired capital and liquidity structures, monitors their enforcement and approves the policies to be used in the subsequent quarter. The financial policy committee meets quarterly and is comprised of our chief financial officer and two other members elected by our board of directors, one of which must be a independent member. The financial policy committee currently consists of Richard F. Lark, Jr., our chief financial officer, and Henrique Constantino, a member of our board of directors.

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

     As of December 31, 2006, we had 8,840 active employees, compared to 5,456, and 3,307 active employees as of December 31, 2005 and 2004 respectively. As of December 31, 2006, we employed only full-time employees, which consisted of 968 pilots and co-pilots, 1,844 flight attendants, 1,111 mechanics, customer service representatives (including sales and marketing personnel and reservation agents), 3,654 airport and flight operations personnel and 1,263 management and administrative personnel. We also subcontract certain services, such as cargo handling, information technology, call center personnel and runway handling operations personnel.

     We invest significant resources promoting the well being of our employees. In 2006, we allocated 23.4% of our net income to health and safety matters, training, social contributions, employee meals and transportation, and profit sharing.

     We train our own pilots and promoted 56 co-pilots during 2006. We also provide extensive ongoing training for our pilots, flight attendants and customer service representatives. In addition to the required technical training, which follows the strictest international standards, we also provide comprehensive managerial training to our pilots and flight attendants through Crew Resource Management and Line Oriented Flight Training programs, emphasizing the importance of resource management to provide the best service to our passengers.

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

     A national aviators’ union represents Brazil’s pilots and flight attendants, and seven other regional aviation unions represent ground employees of air transportation companies. Approximately 4% of our employees are members of unions. Negotiations in respect of cost of living wage and salary increases are conducted annually between the workers’ unions and a national association of airline companies. There is no salary differential or seniority pay escalation among our pilots. Work conditions and maximum work hours are regulated by government legislation and are not the subject of labor negotiations. Since the commencement of our operations, we have not had a work stoppage by our employees and we believe that our relationship with our employees is good.

     To motivate our employees and align their interests with our results of operations, we provide an annual profit sharing program to all of our employees. Under Brazilian law, companies may provide profit sharing programs that define mechanisms for distributing a portion of a company’s profits based upon the achievement of pre-defined targets established by the company. Our annual profit sharing programs are negotiated with a commission formed by our employees and approved by labor unions for the benefit of all of our unionized and non-unionized employees. For the purposes of our profit sharing program, a portion of profit sharing distributions are based upon the achievement of corporate profit targets and a portion of the distributions are based on the achievement of operational targets set for each of our departments. We have established a stock option plan for 43 of our management employees vesting over a 5 year period. In 2006, an additional 24 employees were granted stock options under this plan.

E. Share Ownership

     The members of our board of directors and our executive officers, on an individual basis and as a group, own less than 1% of our common stock. See “Item 7A.—Major Shareholdings and Related Party Transactions—Major Shareholders.” Fundo de Investimento em Participações Asas is a fund directly controlled by Messrs. Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino, respectively.

     For a description of stock options granted to our board of directors and our executive officers, see “—Compensation—Executive Stock Options” and “—Compensation—Stock Option Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of December 31, 2006, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

     Each shareholder’s percentage ownership in the following table is based on the 107,590,792 common shares and 88,615,674 preferred shares outstanding as of December 31, 2006.

	Common Shares		Preferred Shares Beneficially Owned		Common and Preferred Shares Beneficially Owned

	Shares	(%)	Shares	(%)	Shares	(%)

Fundo de Investimento em Participações Asas (1) (3)	107,590,772	100.0%	31,715,638	35.79%	139,306,410	71.00%
Executive officers and directors as a group (8 persons)	20(2)	*	2,697,017	3.04%	2,697,037	1.37%
Free Float	*	*	54,203,019	61.17%	54,203,019	27.63%
Total	107,590,792	100.0%	88,615,674	100.0%	196,206,466	100.0%

*	Represents ownership of less than 1%.
(1)
On March 17, 2006, our former controlling shareholder Aeropar Participações S.A., or Aeropar, which was indirectly controlled by Messrs. Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino, concluded a restructuring of its corporate shareholdings, by means of which 31,493,863 of our preferred shares, held by Aeropar, were transferred to Fundo de Investimento em Participações Asas, or the Fund, which is controlled by Messrs. Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino. In addition, our former shareholder Comporte Participações S.A. (a company controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino), or Comporte, also transferred its 3,351,775 of our preferred shares to the Fund. On June 19, 2006, Aeropar concluded a further restructuring of its corporate shareholdings, by means of which 107,590,772 of its common shares in our company were transferred equally to the Fund and a total of 1,857,705 of its common shares in our company were transferred to Constantino de Oliveira Junior. These 1,857,705 common shares were converted on July 19, 2006 to preferred shares.

(2)	Shares transferred to members of the board of directors for eligibility purposes.
(3)
Mr. Constantino de Oliveira Júnior, Ricardo Constantino, Joaquim Constantino Neto and Henrique Constantino are usufructuary and have the right to vote of 13,681,100 common shares issued by Gol, each one, in the amount of 54,724,400 common shares.

      According to our internal share record, which contains information regarding the ownership of our shares and the ADSs as filed by the holders of such shares and ADS, there were, at December 31, 2006, six record holders of ADSs in the United States.

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

Shareholders’ Agreement

     No shareholders’ agreements have been filed with us.

Transportation Agreements with Áurea Administração e Participações S.A.

     Gol has entered into exclusive bus transportation agreements with Expresso União Ltda. and Breda Serviços, which are companies controlled by Áurea Administração e Participações S.A. for the transportation of Gol’s passengers, their baggage and Gol’s employees. In 2005 and 2006, Gol made total payments of approximately R$ 2.0 million and approximately R$ 3.5 million, under these bus transportation agreement.

C. Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

     See “Item 3. Key Information—Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

     In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to our operations, in large part linked to the routine demands related to the rights of consumers. As of December 31, 2006, we had R$29.2 million of total provisions for legal and administrative actions, including labor, civil and tax. We believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect on our financial position, results of operations and cash flows.

     Additionally, we are party in four indemnification lawsuits regarding the collision of our new Boeing 737-800 NG aircraft on September 26, 2006. We believe that any potential liability arising out of such lawsuits will be covered by our insurance policies.

ICMS

     We are currently challenging the levy of Brazil’s state value added tax (the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS) on the import of our leased aircraft and engines from foreign countries. It is the understanding of our administration that the ICMS does not apply to these operations because of their status as leases, which by contractual obligation requires the return of the aircraft and engines. We believe that, by not having circulated the aircraft and engines, we are exempt from the ICMS. The aggregate value of our ongoing disputes at December 31, 2006 was R$45.2 million.

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

     The board of directors can also decide to make the mandatory dividend distribution in the form of interest attributable to shareholders’ equity, which is deductible when calculating income and social contribution taxes.

Payment of Dividends

     We are required by the Brazilian corporation law to hold an annual general shareholders’ meeting by no later than April 30 of each year, at which time, among other things, the shareholders have to decide on the payment of an annual dividend. Additionally, interim dividends may be declared by the board of directors. Any holder of record of shares at the time of a dividend declaration is entitled to receive dividends. Dividends on shares held through depositaries are paid to the depositary for further distribution to the shareholders. Commencing in the first quarter of 2006, we started paying dividends quarterly.

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

      Our board of directors may declare interim dividends or interest attributable to shareholders’ equity based on income verified in semi-annual financial statements. The board of directors may also declare dividends based on financial statements prepared for shorter periods, provided that the total dividends paid in each six-month period do not exceed the capital reserves amount prescribed by paragraph 1, article 182, of the Brazilian corporation law. The board of directors may also pay interim dividends or interest attributable to shareholders’ equity out of retained earnings or income reserves recorded in the last annual balance sheet. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net income earned in the year in which the interim dividends were paid.

     Our bylaws do not require that we adjust the amount of any dividend payment to inflation.

     In general, shareholders who are not residents of Brazil must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside Brazil. The preferred shares underlying the ADSs are held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, that is the registered owner on the records of the registrar for our shares. The current registrar is Banco Itaú S.A. The depositary registers the preferred shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to registered preferred shares remitted outside Brazil.

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

     Under current Brazilian legislation, the sum of the amount distributed as interest on shareholders’ equity and as dividends must be at least equal to the mandatory dividend. For Brazilian GAAP accounting purposes, although the interest charge must be reflected in the statement of operations to be tax deductible, the charge is reversed before calculating net income in the statutory financial statements and deducted from shareholders’ equity in a manner similar to a dividend. Any payment of interest in respect of preferred shares (including the ADSs) is subject to Brazilian withholding income tax at the rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven jurisdiction (see “Item 10. Taxation—Material Brazilian Tax Considerations”). If such payments are accounted for, at their net value, as part of any mandatory dividend, the tax is paid by the company on behalf of its shareholders, upon distribution of the interest. In case we distribute interest attributed to shareholders’ equity in any year, and that distribution is not accounted for as part of mandatory distribution, Brazilian income tax would be borne by the shareholders. For U.S. GAAP accounting purposes, interest attributable to shareholders’ equity is reflected as a dividend payment.

     Under our by-laws, interest attributable to shareholders’ equity may be treated as a dividend for purposes of the mandatory dividend.

     The following table sets forth the distributions out of net income that we made or will make to our shareholders in respect of our 2004, 2005 and 2006 net income.

Year Ended December 31,	Payment Dates	Payment per Share	Payment per ADS(1)	Aggregate Amount Distributed(2)	Gross Pay-out Ratio(3)	Net Pay-out Ratio(4)

2004	April 2005	0.32	0.32	60.7	26.6%	26.6%
2005	April 2006	0.60	0.60	117.9	29.2%	25.0%
2006:
First quarter	May 2006	0.22	0.22	43.5	28.5%	25.0%
Second quarter	August 2006	0.16	0.16	32.1	34.4%	29.2%
Third quarter	Nov/Dec 2006	0.32	0.32	62.1	28.1%	26.1%
Fourth quarter	Feb/Mar 2007*	0.22	0.22	43.5	23.7%	21.5%
Total		0.90	0.90	181.2	27.9%	25.0%

________________________________________

*	Expected payment date
(1)	Adjusted for the 2:1 ADS ratio change in December 2005.
(2)	In millions of reais.
(3)	Represents distribution divided by net income, as calculated under Brazilian GAAP and adjusted under the Brazilian corporation law.
(4)	Net of withholding tax on interest on shareholders’ equity.

Dividend Policy

     We intend to declare and pay dividends and/or interest attributed to shareholders’ equity, as required by the Brazilian corporation law and our by-laws. Commencing in the first quarter of 2006, we started paying dividends quarterly. Our board of directors has approved the distribution of dividends and/or interest attributed to shareholders’ equity, calculated based on our non-consolidated semiannual or quarterly financial statements. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common shares. The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and shareholders. Within the context of our tax planning, we may in the future continue determining that it is to our benefit to distribute interest attributed to shareholders’ equity.

B. Significant Changes

     None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     In the United States, our preferred shares trade in the form of ADS. Since December 2005 each ADS represents one preferred share, issued by The Bank of New York, as Depositary pursuant to a Deposit Agreement. On December 13, 2005, we executed a 2:1 ADS split, changing to ratio of one ADS representing two preferred shares to one ADS representing one preferred share, as approved by a meeting of the Board of Directors of the Company on November 8, 2005. The ADSs commenced trading on the NYSE on June 24, 2004. As of December 31, 2006, the ADSs represented approximately 47.4% of our preferred shares and 76.2% of our current global public float. Our preferred share and ADSs s are included in various indexes at the BOVESPA and the New York Stock Exchange and were most recently included in the BOVESPA’s IBrX-50 Index, which measures the total return of a select portfolio of the 50 most traded stocks on the BOVESPA, in terms of liquidity.

     The following table sets forth the reported high and low closing sales prices for the ADSs on the NYSE for the periods indicated.

	US$ per ADS(1)

	Low	High	Average(2)

2004
Annual	8.20	16.45	10.47
2005
Annual	12.20	28.74	16.57
First quarter	12.57	16.51	14.60
Second quarter	12.20	16.56	14.62
Third Quarter	14.06	18.00	15.88
Fourth Quarter	15.50	28.74	21.17
2006
Annual	25.25	40.24	31.54
First quarter	25.25	34.12	28.96
Second quarter	27.16	40.24	33.27
Third Quarter	28.21	36.67	33.08
Fourth Quarter	27.44	36.92	30.79
Last Six Months	27.44	36.92	31.56
August 2006	30.53	34.91	32.62
September 2006	33.30	36.67	35.08
October 2006	31.00	36.92	33.42
November 2006	27.85	31.85	29.53
December 2006	27.44	31.21	29.22
January 2007	27.55	30.52	29.21
________________________________________
Source: Bloomberg
(1)	Reflecting the ADS ratio change from one ADS representing two preferred shares to one ADS representing one preferred share, occurred in December 2005.
(2)	Calculated as average of closing prices for the period

     Our preferred shares began trading on the São Paulo Stock Exchange on June 24, 2004. The following table sets forth the reported high and low closing sale prices for our preferred shares on the BOVESPA, for the periods indicated.

	Reais per Preferred Share

	Low	High	Average(1)

2004
Annual	25.00	44.31	29.83
2005
Annual	32.24	66.90	40.00
First quarter	34.00	42.60	38.89
Second quarter	32.24	39.88	36.29
Third Quarter	33.53	42.00	37.19
Fourth Quarter	35.05	66.90	47.64
2006
Annual	54.80	82.80	68.44
First quarter	54.80	72.00	63.14
Second quarter	58.30	82.80	72.30
Third Quarter	62.60	79.88	71.85

Fourth Quarter	59.40	79.60	66.30
Last Six Months	59.40	79.88	67.99
August 2006	66.50	74.01	70.38
September 2006	72.49	79.88	76.04
October 2006	65.90	79.60	71.60
November 2006	60.30	68.50	63.78
December 2006	59.40	66.70	62.98
January 2007	59.44	64.90	62.43
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

     The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 2006, the aggregate market capitalization of the BOVESPA was equivalent to R$1.6 billion and the 10 largest companies listed on the BOVESPA represented approximately 54% of the total market capitalization of all listed companies. In contrast, as of December 2006, the aggregate market capitalization of the NYSE was US$25 trillion and the 10 largest companies listed on the NYSE represented approximately 10% of the total market capitalization of all listed companies. The average daily trading volume of BOVESPA and NYSE for December 2006 was approximately R$2.4 billion and US$68 billion, respectively. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the time and price you desire.”

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

     In May 2004, we entered into an agreement with the BOVESPA to comply with the requirements to become a Level 2 company. Upon the closing of our global public offering of our preferred shares on May 3, 2005, we are in compliance with the requirement to achieve a free float of 25% of our preferred shares. In addition to complying with Level 2 requirements, we have also granted tag-along rights to holders of our preferred shares in connection with a transfer of control of our company, offering preferred shareholders 100% of the price paid per common share of controlling block shareholders. Furthermore, we prepare quarterly financial statements in accordance with U.S. GAAP. We were included in the following indexes (a) in 2005: IbrX-100 (¥ndice Brasil, Index Brazil), IGC (¥ndice de Ações com Governanca Corporativa Diferciada, Special Corporate Governance Index), ITAG (¥ndice de Ações com Tag Along Diferciado, Special Tag Along Stock Index) and MSCI (Morgan Stanley Capital International Index); (b) in 2006: IbrX-50 (¥ndice Brasil 50, Index Brazil 50): and c) in 2007: ¥ndice BOVESPA, all which reflects our increased market capitalization and liquidity of our preferred shares.

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

Disclosure Requirements

     According to Law No. 6.385, a publicly held company must submit to CVM and BOVESPA certain periodic information, including annual and quarterly reports prepared by management and independent auditors. This legislation also requires us to file with CVM our shareholders’ agreements, notices of shareholders’ meetings and copies of the related minutes.

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

  establish rules regarding disclosure requirements in the acquisition and disposal of a material stockholding stake; and forbid the use of insider information.

     In addition to the disclosure requirements under the Brazilian corporate law and the CVM regulations, we must also observe the following disclosure requirements:

  no later than six months following the listing of our shares on the Level 2 segment, we must disclose our consolidated financial statements at the end of each quarter (except for the last one of each year) and at the end of each fiscal year, including a statement of cash flows, which must indicate, at least, the changes in cash and cash equivalents, separated into operating, financing and investing cash flows;

  after the disclosure of our financial statements for the second fiscal year after the approval for the listing of our shares on the Level 2 segment, we must, no later than four months after the end of the fiscal year: (i) disclose our financial statements and consolidated financial statements in accordance with U.S. GAAP or International Financial Reporting Standards, or IFRS, in reais or U.S. dollars, which must be fully disclosed, in English, together with a management report, explanatory notes that shall include the net income and shareholders’ equity calculated at the end of such fiscal year, prepared in accordance with Brazilian GAAP, as well as the proposal for distribution or other use of net income, and the independent auditors’ report; or (ii) disclose, in English, the complete financial statements, management report and explanatory notes, prepared in accordance with the Brazilian GAAP, and an additional explanatory note regarding the reconciliation of the net income and shareholders’ equity calculated in accordance with the Brazilian GAAP and U.S. GAAP or IFRS, as the case may be, which must include the main differences between these accounting principles, as well as the independent auditors’ report; and

  within no longer than 15 days following the term established by the Brazilian corporation law for disclosure of our quarterly information, we must also: (i) disclose our quarterly information translated into English; or (ii) disclose our financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, and the independent auditors’ report.

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

     People Management Policies Committee

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

     Our compensation committee reviews and recommends to our board of directors the forms of compensation, including salary, bonus and stock options, to be paid to our directors and executive officers. The compensation committee also reviews and recommends revisions to the compensation policies applicable to our directors and executive officers and reviews our management’s career and succession plans. The compensation committee is comprised of up to three members elected by our board of directors for a one-year term. The compensation committee currently consists of Henrique Constantino, who is one of our directors, Marco Antonio Piller, the human resources director of Gol, and Marcos Morales, a human resources consultant from Watson Wyatt.

     Audit Committee

     NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies. The Brazilian Corporate Law requires companies to have a non-permanent Conselho Fiscal composed of three to five members who are elected at the general shareholders’ meeting. We have established an audit committee, which is equivalent to a U.S. audit committee, provides assistance to our board of directors in matters involving our accounting, internal controls, financial reporting and compliance. The audit committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of, and coordinates with, our independent auditors. The audit committee also evaluates the effectiveness of our internal financial and legal compliance controls. The audit committee is comprised of up to three members elected by the board of directors for a one-year term of office. The current members of our a udit committee are Álvaro Souza, Antonio Kandir and Luiz Kaufmann. All members of the audit committee satisfy the audit committee membership independence requirements set forth by the SEC and the NYSE. Luiz Kaufmann is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

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

Sarbanes Oxley Act of 2002

     The Company maintains controls and procedures designed to ensure that it is able to collect the information it is required to disclose in the reports it files with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. We were one of the first Latin American companies to give the relevant officer certifications under Section 404 of the U.S. Sarbanes Oxley Act of 2002 regarding internal controls over financial reporting. The certifications are included as Exhibits 12.1 and 12.2 to this Annual Report.

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

Description of Capital Stock

General

     The Registrant became the parent company of Gol on March 29, 2004, when all of the common shares, Class A preferred shares and Class B preferred shares of Gol (except for five common shares of Gol that are held by members of Gol’s board of directors for eligibility purposes) were contributed to the Registrant by the shareholders of Gol in exchange for the applicable number of either common shares or preferred shares of the Registrant. As a result of this reorganization, 41,499,995 common shares of Gol were exchanged for 109.448.497 common shares and 6,751,719 preferred shares of the Registrant, 10,375,000 Class A preferred shares of Gol were exchanged for 29,049,994 preferred shares and 6 common shares of the Registrant and 8,408,206 Class B preferred shares of Gol were exchanged for 23,542,977 preferred shares of the Registrant. The reorganization did not affect our operations in any respect. The aggregate number of our common and preferred shares outstanding was increased to 168,793,243 as the result of a 2.80 -for-one stock split on May 25, 2004 (which includes 224 common shares and 56 preferred shares of the Registrant that were issued in connection with its formation on March 12, 2004). On June 24, 2004, the Registrant completed its initial public offering through the issuance of 18,750,000 preferred shares in the form of ADSs in the United States and other countries outside Brazil and in the form of preferred shares in Brazil. On April 28, 2005, the Registrant completed a primary and secondary offering of 16,905,000 preferred shares in the form of ADSs in the United States and other countries outside Brazil and in the form of preferred shares in Brazil. In addition, during 2005, our executive officers exercised stock options for an aggregate of 703,579 preferred shares. During 2006, our executive officers exercised stock options for an aggregate of 233,833 preferred shares. As a result, our capital structure as of December 31, 2006 consisted of 107,590,792 common shares and 88,615,674 undesignated preferred shares, all with no par value. We are a stock corporation (sociedade anônima) incorporated under the laws of Brazil.

Issued Share Capital

     Under our by-laws, our authorized capital as of December 31, 2006 was R$2 billion, and can be increased by the issuance of preferred or common shares, after approval by our board of directors. Our shareholders must approve any capital increase that exceeds our authorized capital. Under our by-laws and the Brazilian corporation law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their holdings. See “—Preemptive Rights.”

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

     Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad. Resolution No.2,690 investors may not transfer the ownership of investments made under Resolution No.2,689 to other non-Brazilian holders through private transactions.

     Pursuant to Resolution No. 2,689, foreign investors must:

  Appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

  complete the appropriate foreign investor registration form;

  register as a foreign investor with the CVM;

  register the foreign investment with the Central Bank.

  Appoint a tax representative in Brazil; and

  Obtain a taxpayer indentification number from the Brazilian federal tax authorities.

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

  reduce the mandatory distribution of dividends;

  merge or consolidate us with another company;

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

  any transformation of the company into another corporate type; any merger, consolidation or spin-off of the company;

  approval of any transactions between the company and its controlling shareholder or parties related to the controlling shareholder;

  approval of any evaluation of assets to be delivered to the company in payment for shares issued in a capital increase;

  appointment of an expert to ascertain the fair value of the company in connection with any deregistration and delisting tender offer;

  any changes to these voting rights; and

  approval of a change of our corporate purpose.

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

     Holders of common shares are entitled to certain rights that cannot be amended by changes in the by-laws or at a general shareholders’ meeting, which include (i) the right to vote at general shareholders’ meetings; (ii) the right to participate in distributions of dividends and interest on capital and to share in the remaining assets of the company in the event of liquidation; (iii) preemptive rights in certain circumstances; and (iv) the right to withdraw from the company in certain cases. In addition to those rights, the by-laws or a majority of the voting shareholders may establish additional rights and, likewise, remove them. Currently, our by-laws do not establish any rights in addition to those already set forth by the Brazilian corporation law. The Level 2 of Differentiated Corporate Governance Practices, which we comply with, provides for the granting of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions.

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

     At duly called and convened meetings, our shareholders are empowered to take any action regarding our business. Shareholders have the exclusive right, during our annual shareholders’ meetings required to be hold within 120 days of the end of our fiscal year, to approve our financial statements and to determine the allocation of our net income and the distribution of dividends related to the fiscal year immediately preceding the meeting. The members of our board of directors are generally elected at annual shareholders’ meetings. However, according to Brazilian corporation law, they can also be elected at extraordinary shareholders’ meetings. At the request of shareholders holding a sufficient number of shares, a fiscal council can be established and its members elected at any shareholders’ meeting.

     An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year. Our shareholders may take the following actions, among others, exclusively at hareholders’ meetings:

  election and dismissal of the members of our board of directors and our fiscal council, if the shareholders have requested the set up of the latter;

  approval of the aggregate compensation of the members of our board of directors and board of executive officers, as well as the compensation of the members of the fiscal council, if one has been established;

  amendment of our bylaws;

  approval of our merger, consolidation or spin-off;

  approval of our dissolution or liquidation, as well as the election and dismissal of liquidators and the approval of their accounts;

  granting stock awards and approval of stock splits or reverse stock splits;

  approval of stock option plans for our management and employees, as well as for the management and employees of other companies directly or indirectly controlled by us;

  approval, in accordance with the proposal submitted by our board of directors, of the distribution of our net income and payment of dividends;

  authorization to delist from the Level 2 of Differentiated Corporate Governance Practices and to become a private company, except if the cancellation is due to a breach of the Level 2 regulations by management, and to retain a specialized firm to prepare a valuation report with respect to the value of our shares, in any such events;

  approval of our management accounts and our financial statements;

  approval of any primary public offering of our shares or securities convertible into our shares; and

  deliberate upon any matter submitted by the board of directors.

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

     Arbitration

     In connection with our listing with Level 2 of Differentiated Corporate Governance Practices, we and our controlling shareholders, directors, officers and members of our fiscal committee have undertaken to refer to arbitration any and all disputes arising out of the Level 2 rules or any other corporate matters. See “Market Information.” Under our by-laws, any disputes among us, our shareholders and our management with respect to the application of Level 2 rules, the Brazilian Corporate Law or the application of the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the BOVESPA Arbitration Chamber and rules. Any disputes among shareholders, including holders of ADSs, and disputes between us and shareholders, including holders of ADSs, will be submitted to arbitration in accordance with the BOVESPA Arbitration Chamber and rules.

     Going private process

     Pursuant to our bylaws, we may become a privately-held company only if we, our controlling shareholders or our group of controlling shareholders make a public tender offer for all outstanding shares.

     According to the Level 2 regulations and our bylaws, the minimum price of the shares in the public tender offer for the acquisition of shares to be made in case we go private shall be equivalent to the economic value determined in the appraisal report prepared by a specialized and independent company, with renowned expertise, to be selected at the annual shareholders’ meeting from among the three companies suggested by the board of directors.

     According to the Brazilian corporation law, our registration as a publicly held company with shares traded on stock exchanges will be canceled only if we or our direct or indirect controlling shareholders make a public tender offer for the total outstanding shares in the market, at a fair value, for a price at least equal to our evaluation, determined based on the following criteria, separately or jointly adopted: stockholders' equity book value, stockholders' equity at market price, discounted cash flow, multiple comparisons, market price of our shares or any other criteria accepted by the CVM. Shareholders holding at least 10% of our outstanding shares may require our management to review the price offered for the shares, and in this event our management shall call a special shareholders' meeting to determine whether to perform another valuation using the same or a different valuation method. Such request must be made within 15 days following the disclosure of the price to be paid for the shares in the public tender offer, and shall be duly justified. The shareholders who make such request, as well as those who vote in its favor, shall reimburse us for any costs involved in preparing the new valuation if the valuation price is lower than or equal to the original valuation price. If the new valuation price is higher than the original valuation price, the public tender offer must be made at the new valuation price.

     Delisting from Differentiated Corporate Governance Practices Level 2

     We may, at any time, delist our shares from the Level 2 segment, provided that this is approved by shareholders representing the majority of our voting share capital at an annual shareholders’ meeting and that we provide written notice to the BOVESPA at least 30 days in advance. If we decide to delist from the Level 2 segment, in order to make our shares available to be traded outside the Level 2 segment, our controlling shareholders must conduct a public tender offer for the acquisition of our shares within the legal timeframe, based on the economic value calculated in the appraisal report prepared by a specialized and independent company, to be selected at an annual shareholders’ meeting from among three companies suggested by the board of directors. The public tender offer notice must be communicated to BOVESPA and immediately disclosed to the market after the shareholder’s meeting during which the delisting was approved. If the delisting from the Level 2 segment is a result of the cancellation of our registration as a publicly held company, our controlling shareholders must follow the other requirements applicable to going private.

     The delisting from the Level 2 segment does not imply the cancellation of the trading of our shares on BOVESPA.

     If our share control is transferred within the 12 months subsequent to the delisting from the Level 2, the selling controlling shareholder and the buyer shall offer to our other shareholders the acquisition of their shares at the price and conditions provided to the controlling shareholder selling the shares, adjusted for inflation.

     After delisting from the Level 2 segment, we may not request the listing of our shares in the Level 2 segment for two years subsequent to the cancellation, except if there is a change of our share control after delisting from the Level 2 segment.

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

Commercial Sale Promise Agreement between Petrobras Distribuidora S.A. and Gol Transportes Aéreos S.A.

     On May 1, 2001, we entered into a commercial sale promise agreement for the purchase of fuel from Petrobras, which was renewed July 7, 2006. We agreed to purchase fuel exclusively from Petrobras in all of the airports where Petrobras maintains aircraft fueling facilities. Petrobras, in turn, agreed to provide us with all of our fuel needs in the supplying airports.

Reservation Services and Software License Use Agreement between Navitaire Inc. and Gol Transportes Aéreos S.A.

     On May 1, 2004, we entered into an agreement, as amended and updated, with Navitaire Inc. for host reservation services and obtained a license to use the Navitaire software to provide reservation services to Gol customers. Navitaire provides a number of ancillary services in addition to the host reservation services, including data center implementation services, network configuration and design services, system integration services, customer site installation services and initial training services.

Aircraft General Terms Agreement between The Boeing Company and Gol Transportes Aéreos S.A.

     In 2004, we entered into an agreement, as amended, with The Boeing Company for the purchase of aircraft, installation of buyer furnished equipment provided by us, customer support services and product assurance. In addition to the aircraft supplied, The Boeing Company will provide maintenance training and flight training programs, as well as operations engineering support.

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

     This discussion is based on Brazilian law as currently in effect, and, therefore, any change in such law may change the consequences described below. Each Non-Brazilian Holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in the preferred shares or ADSs.

     Taxation of Dividends. Dividends, including dividends in kind, paid by us to the depository in respect of the preferred shares underlying the ADSs or to a Non-Brazilian Holder in respect of preferred shares generally will not be subject to Brazilian withholding income tax, provided that such amounts are related to profits earned after January 1, 1996. Dividends and stock devidends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year.

     Taxation of Gains. According to Law No. 10,833, enacted on December 29, 2003, or Law No. 10,833, capital gains realized on the disposition of assets located in Brazil by a Non-Brazilian Holder are subject to taxation in Brazil without regard to whether the transaction is conducted in Brazil or conducted with a Brazilian resident. As such, a Non-Brazilian Holder may be subject to income tax on the gains assessed on the disposition of the preferred shares. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for purposes of Law No. 10,833, considering the general and unclear scope of Law No. 10,833 such provision and the lack of a judicial guidance in respect thereof, we are unable to predict whether such understanding will ultimately prevail in the Brazilian courts. As a result, gains on a disposition of ADSs by a Non-Brazilian Holder to Brazilian resident, or even to Non-Brazilian Holder in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described ahead.

     It is important to clarify that, for purposes of Brazilian taxation, the income tax rules on gains related to disposition of preferred shares or ADSs vary depending on the domicile of the Non-Brazilian Holder, the form by which such Non-Brazilian Holder has registered its investment before the Central Bank and/or how the disposition is carried out, as described below.

     The deposit of preferred shares in exchange for ADSs may be subject to Brazilian tax on capital gains at the rate of 15%, or 25% in the case of investors domiciled in tax haven jurisdiction (i.e., a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the internal legislation imposes restrictions to disclosure of shareholding composition or the ownership of the investment, (“Tax Haven Holder”), if the acquisition cost of the preferred shares is lower than (a) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (b) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the preferred shares calculated as described above, will be considered to be a capital gain subject to taxation. In some circumstances, there may be arguments to sustain that such taxation is not applicable in the case of a Non-Brazilian Holder that is a 2,689 Holder (as defined below) and is not a Tax Haven Holder.

     The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian tax as long as the regulatory rules are duly observed in respect to the registration of the investment before the Brazilian Central Bank.

     Gains assessed on the disposition of the preferred shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

  exempt from income tax, when assessed by a Non-Resident Holder that (1) has registered its investment in Brazil before the Central Bank under the rules of Resolution No. 2,689/01 (“2,689 Holder”) and (2) is not a Tax Haven Holder; or

  subject to income tax at a rate of 15% in any other case, including the gains assessed by a Non-Brazilian Holder that is not a 2,689 Holder or is a Tax Haven Holder. In these cases, a withholding income tax of 0.005% shall be applicable and can be offset with the eventual income tax due on the capital gain.

     Any other gains assessed on the disposition of the preferred shares that are not carried out on the Brazilian stock exchange are subject to income tax at a rate of 15%, except for Tax Haven Holder which, in this case, is subject to income tax at a rate of 25%. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against the eventual income tax due on the capital gain.

     In the case of a redemption of preferred shares or ADSs or a capital reduction by a Brazilian corporation, the positive difference between the amount received by the Non-Brazilian Holder and the acquisition cost of the preferred shares or ADSs redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

     As a general rule, the gains realized as a result of a disposition transaction of preferred shares or ADRs is the difference between the amount in Brazilian currency realized on the sale or exchange of the shares and their acquisition cost, without any adjustments for inflation.

     There can be no assurance that the current preferential treatment for Non-Brazilian Holder of ADSs and 2,689 Holder of preferred shares will continue or will not be changed in the future.

     Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian income tax. Any gain on the sale or assignment of preemptive rights relating to preferred shares or the ADSs by a Non-Brazilian Holder will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of preferred shares.

     Distributions of Interest on Shareholders’ Equity. In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company’s shareholders’ equity. Such interest is calculated by reference to the TJLP as determined by the Central Bank from time to time and cannot exceed the greater of:

  50% of net income (after social contribution on profits and before taking such distribution and any deductions for corporate income tax into account) for the period in respect of which the payment is made; or

  50% of the sum of retained profits and profits reserves, as of the date of the beginning of the period in respect of which the payment is made.

     Distributions of interest on shareholders’ equity in respect of the preferred shares paid to shareholders who are either Brazilian residents or Non-Brazilian Holders, including Non-Brazilian Holders of ADSs, are subject to Brazilian income withholding tax at the rate of 15%, or 25% in case of a Tax Haven Holder. The distribution of interest on shareholders’ equity may be determined by our board of directors. We cannot assure you that our board of directors will not determine that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends.

     The amounts paid as distribution of interest on shareholders’ equity are deductible for corporation income tax and social contribution on profit, both of which are taxes levied on our profits, as far as the limits and rules described above are observed by us.

Other Relevant Brazilian Taxes

     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by the Non-Brazilian Holder to individuals or entities resident or domiciled within such states in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by a NonBrazilian Holder of preferred shares or ADSs.

     Pursuant to Decree 4,494 of December 2000, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by the Non-Brazilian Holder in the preferred shares and ADSs may be subject to the Tax on Foreign Exchange Transactions (IOF/Câmbio). Except under specific circumstances, the rate of IOF/Câmbio on such conversion is currently 0%, but the Minister of Finance has the legal power to increase at any time the rate to a maximum of 25%, but only in relation to future transaction.

     Pursuant to Decree 4,494/2000, the Tax on Bonds and Securities Transactions (IOF/Títulos) may be imposed on any transactions involving bonds and securities even if the transactions are performed on a Brazilian stock exchange. As a general rule, the rate of this tax is currently 0% but the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

     Financial transfers are taxed by the Contribuição Provisória sobre Movimentação Financeira, or CPMF, at a rate of 0.38% . The CPMF is levied upon the remittance of proceeds on the amount converted in reais of the transaction and is required to be withheld by the financial institution that carries out the transaction. Currently, the funds transferred from a bank account to acquire shares can be exempt from CPMF. Since there are recent modifications in the legislation in this respect, each Non-Brazilian Holder should consult its own legal and financial advisors with respect to the applicability of CPMF tax to its purchase. The funds transferred abroad resulting from the disposal of the preferred shares on the Brazilian stock exchange are also exempt from CPMF.

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

     Dividends paid by us generally will not be eligible for the dividends received deduction available under the Code to certain United States corporate shareholders. Subject to the above-mentioned concerns by the U.S. Treasury and certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. Holders (including individuals) prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid a PFIC. Our ADSs are listed on the New York Stock Exchange, and therefore the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Subject to the discussion of passive foreign investment company rules below, based upon the nature of our current and projected income, assets and activities, we do not believe the preferred shares or the ADSs have been, nor do we expect them to be, shares of a PFIC for United States federal income tax purposes.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes to the price of fuel, the real/U.S. dollar exchange rate and interest rates. The Company purchases jet fuel at prevailing market prices, but seeks to manage market risk through execution of a documented hedging program. The Company incurs a portion of its costs and operating expenses in U.S. dollars. The Company has interest rate risk in its floating rate leases and debt obligations. The Company operates 65 aircraft under operating and capital leases. However, fixed rate leases are not considered market sensitive financial instruments and, therefore, are not included in the interest rate sensitivity analysis below.

Aircraft Fuel

     Our results of operations are affected by changes in the price of aircraft fuel required to operate our aircraft fleet. To manage the price risk, we utilize crude oil derivative contracts. All of our derivative instruments must be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. We avoid concentration of credit risk. All existing contracts settle on a monthly basis. We do not purchase or hold any derivative instruments for trading purposes. At December 31, 2006, we had crude oil derivative contracts outstanding for up to 1,804,000 barrels of oil. The fair value of such contracts was R$(4.6) million. If the price of fuel increased by 10% in relation to the average 2006 price, based on expected fuel consumption in 2007, such an increase would result in an increase to aircraft fuel expense of approximately R$177 million in 2007, not considering our derivative contracts. We acquire substantially all of our fuel and oil from one supplier.

Foreign Currencies

     A significant part of our costs and operating expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. To manage exchange rate risk, we enter into derivative contracts with various counterparties to protect ourselves against a possible depreciation or devaluation of the real in relation to the U.S. dollar. At December 31, 2006, we had outstanding currency futures contracts. The fair value of such contracts was R$(0.3) million. As a measure of our market risk with respect to our foreign currency exposure, an increase in aircraft and engine maintenance expense, aircraft operating lease payments and aircraft insurance from a hypothetical R$0.10 depreciation of the real against the U.S. dollar would be approximately R$22 million, not considering our derivative contracts.

Interest Rates

     Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments, variable-rate leasing contracts and on interest income generated from our cash and short-term investment balances. At December 31, 2006, 8.3% of our aircraft rental expenses had floating interest rates. A hypothetical ten percent increase in market interest rates as of December 31, 2006 would increase our aircraft rental and interest expense by approximately R$3 million. A hypothetical ten percent decrease in market interest rates as of December 31, 2006 would decrease our interest income from cash equivalents and short-term investments by approximately R$12 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt, variable-rate leasing contracts and cash equivalent and short-term investment balances at December 31, 2006.

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

     Management assessed the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2006, the Company’s internal control over financial reporting is effective based on those criteria.

     Management’s assessment of the effectiveness of internal controls over financial reporting as of December 31, 2006 has been audited by Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report on management’s assessment of the Company’s internal controls over financial reporting is included herein.

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

C. Principal Accountant Fees and Services

      The following table sets forth by category of service the total fees for services performed by Ernst & Young Auditores Independentes S.S. during the fiscal years ended December 31, 2006 and 2005:

	2006	2005

	(in reais)
Audit Fees	2,852,141	1,771,142
Audit-Related Fees	511,879	2,063,728
Tax Fees	—	27,669
All Other Fees	—	—

Total	3,364,020	3,862,539

Audit Fees

     Audit fees included the audit of our annual financial statements and internal controls, the audit of our Brazilian GAAP financial statements, review of our quarterly reports in 2006 and required statutory audits.

Audit-Related Fees

     Audit-related fees included fees for the preparation and issuance of comfort letters in connection with our offering of securities.

Tax Fees

     Tax fees include the review of our income tax returns in 2005. There were no tax services provided in 2006.

All Other Fees

     There were no other fees for services performed by Ernst & Young Auditores Independentes S.S. during the fiscal years ended December 31, 2006 and 2005.

Pre-Approval Policies and Procedures

     Our audit committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young Auditores Independentes S.S. Any services provided by Ernst & Young Auditores Independentes S.S. that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2006 and 2005, none of the fees paid to Ernst & Young Auditores Independentes S.S. were approved pursuant to the de minimis exception.

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

10.3	Navitaire Hosted Services Agreement, dated May 1, 2004, between Navitaire Inc. and the Gol Transportes Aéreos S.A., including amendments thereto.

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

10.9
Supplemental Agreement No. 5 dated July 25, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

10.10
Supplemental Agreement No. 6 dated August 26, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

10.11
Supplemental Agreement No. 7 dated October 18, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

10.12
Supplemental Agreement No. 8 dated February 19, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

10.13
Supplemental Agreement No. 9 dated March 6, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

10.14	Supplemental Agreement No. 10 dated October 19, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.

10.15	Supplemental Agreement No. 11 dated October 24, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Section 1350 Certification of Chief Executive Officer.

13.2	Section 1350 Certification of Chief Financial Officer.

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F (Form 20-F) on its behalf.

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ CONSTANTINO DE OLIVEIRA JUNIOR
Name:	Constantino de Oliveira Junior
Title:	President and Chief Executive Officer

Dated: February 28, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005
(In thousands of Brazilian Reais)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Gol Linhas Aéreas Inteligentes S.A. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gol Linhas Aéreas Inteligentes’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Gol Linhas Aéreas Inteligentes S.A. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Gol Linhas Aéreas Inteligentes S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2006 and 2005, and related consolidated statements of income, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2006 of Gol Linhas Aéreas Inteligentes S.A. and our report dated January 29, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Maria Helena Pettersson
Partner

São Paulo, Brazil
January 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

We have audited the accompanying consolidated balance sheets of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years ended in the period December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Gol Linhas Aéreas Inteligentes S.A.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 29, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Maria Helena Pettersson
Partner

São Paulo, Brazil
January 29, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

			Translation into
			thousands of US$
	2005	2006	2006

ASSETS

CURRENT ASSETS
Cash and cash equivalents	R$ 106,347	R$ 280,977	US$ 131,420
Short-term investments	762,688	1,425,369	666,683
Receivables, less allowance (2005 – R$ 4,890;
2006 – R$ 10,366, US$ 4,848)	563,958	659,306	308,375
Inventories	40,683	75,165	35,157
Deposits with lessors	-	232,960	108,962
Recoverable taxes	13,953	60,396	28,249
Prepaid expenses	39,907	64,496	30,167
Other	13,102	12,654	5,919

Total current assets	1,540,638	2,811,323	1,314,932

PROPERTY AND EQUIPMENT
Pre-delivery deposits	356,765	436,911	204,355
Flight equipment	225,724	660,861	309,102
Other	75,619	129,260	60,458

	658,108	1,227,032	573,915
Accumulated depreciation	(79,508)	(147,809)	(69,134)

Property and equipment, net	578,600	1,079,223	504,781

OTHER ASSETS
Deposits with lessors	408,776	304,875	142,598
Other	27,829	63,033	29,482

Total other assets	436,605	367,908	172,080

TOTAL ASSETS	R$ 2,555,843	R$ 4,258,454	US$ 1,991,793

See accompanying notes to consolidated financial statements

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

			Translation into
			thousands of US$
	2005	2006	2006

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term borrowings	R$ 54,016	R$ 128,304	US$ 60,011
Current portion of long-term debt	-	41,298	19,316
Accounts payable	73,924	124,110	58,050
Salaries, wages and benefits	71,638	87,821	41,076
Sales tax and landing fees	83,750	139,394	65,198
Air traffic liability	217,800	335,268	156,814
Insurance premium payable	25,371	44,897	21,000
Dividends payable	101,482	42,961	20,094
Deferred gains on sale and leaseback transactions	-	10,128	4,737
Other	18,244	46,165	21,592

Total current liabilities	646,225	1,000,346	467,888

NON-CURRENT LIABILITIES
Long-term debt	-	949,006	443,876
Deferred income taxes, net	63,694	28,064	13,126
Deferred gains on sale and leaseback transactions	-	48,219	22,553
Other	23,593	27,661	12,939

	87,287	1,052,950	492,494

SHAREHOLDERS’ EQUITY
Preferred shares, no par value; 88,615,674 issued
and outstanding in 2006 and 86,524,136
issued and 85,952,136 outstanding in 2005	843,714	846,125	395,755
Common shares, no par value; 107,590,792 and
109,448,497 issued and outstanding in 2006
and 2005, respectively	41,500	41,500	19,411
Additional paid-in capital	32,273	35,430	16,572
Appropriated retained earnings	39,577	39,577	18,511
Unappropriated retained earnings	858,856	1,246,848	583,184
Accumulated other comprehensive income	6,411	(4,322)	(2,022)

Total shareholders’ equity	1,822,331	2,205,158	1,031,411

TOTAL LIABILITIES AND SHAREHOLDERS’
EQUITY	R$ 2,555,843	R$ 4,258,454	US$ 1,991,793

See accompanying notes to consolidated financial statements

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2006, 2005 and 2004
(In thousands of Brazilian Reais, except per share amounts)

				Translation into
				thousands
				of US$
	2004	2005	2006	2006

NET OPERATING REVENUES
Passenger	R$ 1,875,475	R$ 2,539,016	R$ 3,580,919	US$ 1,674,892
Cargo and Other	85,411	130,074	221,098	103,413

Total net operating revenues	1,960,886	2,669,090	3,802,017	1,778,305

OPERATING EXPENSES
Salaries, wages and benefits	183,037	260,183	413,977	193,628
Aircraft fuel	459,192	808,268	1,227,001	573,901
Aircraft rent	195,504	240,876	292,548	136,833
Sales and marketing	261,756	335,722	414,597	193,918
Landing fees	57,393	92,404	157,695	73,758
Aircraft and traffic servicing	74,825	91,599	199,430	93,279
Maintenance materials and repairs	51,796	55,373	146,505	68,524
Depreciation	21,242	35,014	69,313	32,420
Other	79,840	128,300	179,494	83,954

Total operating expenses	1,384,585	2,047,739	3,100,560	1,450,215

OPERATING INCOME	576,301	621,351	701,457	328,090

OTHER INCOME (EXPENSE)
Interest expense	(13,445)	(19,383)	(66,378)	(31,047)
Capitalized interest	3,216	17,113	16,733	7,826
Interest and investment income	34,159	140,204	174,354	81,550
Other expenses, net	(12,951)	(41,763)	(27,204)	(12,724)

Total other income	10,979	96,171	97,505	45,605

INCOME BEFORE INCOME TAXES	587,280	717,522	798,962	373,695

Income taxes	(202,570)	(204,292)	(229,825)	(107,495)

NET INCOME	R$ 384,710	R$ 513,230	R$ 569,137	US$ 266,200

EARNINGS PER COMMON AND
PREFERRED SHARE:

Basic	R$ 2.14	R$ 2.66	R$ 2.90	US$ 1.36
Diluted	R$ 2.13	R$ 2.65	R$ 2.90	US$ 1.36

See accompanying notes to Consolidated Financial Statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006, 2005 and 2004
(In thousands of Brazilian Reais)

				Translation in
				thousands of US$
	2004	2005	2006	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	R$ 384,710	R$ 513,230	R$ 569,137	US$ 266,200
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	31,300	35,519	69,313	32,420
Deferred income taxes	36,860	20,926	(27,882)	(13,041)
Allowance for doubtful accounts receivable	(213)	1,343	5,476	2,561
Capitalized interest	(3,244)	(17,113)	(16,733)	(7,826)
Changes in operating assets and liabilities:
Receivables	(145,581)	(178,931)	(100,824)	(47,158)
Inventories	(7,468)	(19,645)	(34,482)	(16,128)
Accounts payable and other accrued liabilities	15,355	37,488	50,186	23,473
Deposits with lessors	(104,237)	(119,661)	(110,858)	(51,851)
Air traffic liability	36,498	57,909	117,468	54,943
Dividends payable	-	40,806	(58,521)	(27,372)
Other, net	(4,060)	(18,126)	68,156	31,878

Net cash provided by operating activities	239,920	353,745	530,436	248,099

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits for aircraft leasing contracts	(4,263)	301	(18,204)	(8,514)
Acquisition of property and equipment	(41,971)	(169,443)	(489,790)	(229,089)
Pre-delivery deposits	(43,447)	(313,318)	(63,413)	(29,660)
Purchase of available-for-sale securities	(1,386,991)	(456,418)	(2,021,593)	(945,553)
Sale of available-for-sale securities	943,629	137,091	1,358,912	635,600

Net cash used in investing activities	(533,043)	(801,787)	(1,234,088)	(577,216)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term borrowings	79,443	(64,333)	74,288	34,746
Proceeds from issuance of long-term debt	-	-	990,304	463,192
Issuance of preferred shares	470,434	279,080	-	-
Tax benefit contributed by shareholders	29,188	-	-	-
Dividends paid	(26,503)	(60,676)	(181,145)	(84,726)
Other, net	-	(5,412)	(5,165)	(2,416)

Net cash provided by financing activities	552,562	148,659	878,282	410,796

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	259,439	(299,383)	174,630	81,679

Cash and cash equivalents at beginning of the year	146,291	405,730	106,347	49,741

Cash and cash equivalents at end of the year	R$ 405,730	R$ 106,347	R$ 280,977	US$ 131,420

Supplemental disclosure of cash flow information
Interest paid	R$ 12,223	R$ 19,383	R$ 65,207	US$ 30,499
Income taxes paid	R$ 162,663	R$ 168,975	R$ 257,706	US$ 120,536

Non cash investing activities
Tax benefit contributed by shareholders	R$ 29,188	R$ -	R$ -	US$ -
Accrued capitalized interest	R$ 3,244	R$ 17,113	R$ 16,733	US$ 7,826

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years ended December 31, 2006, 2005 and 2004
(In thousands of Brazilian Reais, except for share information)

	Common Shares		Preferred Shares		Additional paid-in capital	Deferred compensation	Retained Earnings		Accumulated other

	Shares	Amount	Shares	Amount			Appropriated	Unapropriated	comprehensive income	Total

Balance at December 31, 2003	116,200,000	R$ 41,500	52,592,985	R$ 94,200	-	-	R$ 5,579	R$ 173,460	-	R$ 314,739

Net income	-	-	-	-	-	-	-	384,710	-	384,710
Proceeds from public offering, net	(6,751,503)	-	25,501,761	459,185	-	-	-	-	-	459,185
Deferred income taxes on public offering issuance costs, net	-	-	-	11,249	-	-	-	-	-	11,249
Tax benefit contributed by shareholders	-	-	-	-	29,188	-	-	-	-	29,188
Deferred compensation	-	-	-	-	20,117	(20,117)	-	-	-	-
Amortization of deferred compensation	-	-	-	-	-	10,058	-	-	-	10,058
Dividends payable	-	-	-	-	-	-	-	(60,676)	-	(60,676)
Transfer to appropriated retained earnings	-	-	-	-		-	12,773	(12,773)	-	-

Balance at December 31, 2004	109,448,497	R$ 41,500	78,094,746	R$ 564,634	R$ 49,305	R$ (10,059)	R$ 18,352	R$ 484,721	-	R$ 1,148,453

Comprehensive income:
Net income	-	-	-	-	-	-	-	513,230	-	513,230
Unrealized gain on derivative instruments, net of taxes	-	-	-	-	-	-	-	-	6,411	6,411

Total Comprehensive income										519,641
Proceeds from public offering, net	-	-	7,725,811	258,123	-	-	-	-	-	258,123
Issuance of preferred shares pursuant to employee stock option plan	-	-	703,579	17,238	(15,099)	-	-	-	-	2,139
Unpaid subscribed capital	-	-	(572,000)	(1,739)	-	-	-	-	-	(1,739)
Deferred income taxes on public offering issuance costs, net	-	-	-	5,458	-	-	-	-	-	5,458
Deferred compensation	-	-	-	-	428	(428)	-	-	-	-
Amortization of deferred compensation	-	-	-	-	-	8,126	-	-	-	8,126
Dividends payable and interest on shareholders’ equity	-	-	-	-	-	-	-	(117,870)	-	(117,870)
Transfer to appropriated retained earnings	-	-	-	-	-	-	21,225	(21,225)	-	-

Balance at December 31, 2005	109,448,497	R$ 41,500	85,952,136	R$ 843,714	R$ 34,634	R$ (2,361)	R$ 39,577	R$ 858,856	R$ 6,411	R$ 1,822,331

Comprehensive income:
Net income	-	-	-	-	-	-	-	569,137	-	569,137
Change in fair value of derivative instruments, net of taxes	-	-	-	-	-	-	-	-	(10,733)	(10,733)

Total Comprehensive income										558,404
Paid-in subscribed capital	(1,857,705)		2,663,538	2,411	-	-	-	-	-	2,411
Deferred compensation	-	-	-	-	4,641	(4,641)	-	-	-	-
Amortization of deferred compensation	-	-	-	-	-	3,157	-	-	-	3,157
Dividends payable and interest on shareholders’ equity	-	-	-	-	-	-	-	(181,145)	-	(181,145)

Balance at December 31, 20062	107,590,792	R$ 41,500	88,615,674	R$ 846,125	R$ 39,275	R$ (3,845)	R$ 39,577	R$ 1,246,848	R$ (4,322)	R$ 2,205,158

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

1. Business Overview

GOL Linhas Aéreas Inteligentes S.A. (the Company or GLAI) is the parent company of GOL Transportes Aéreos S.A. (GOL), a low-fare, low-cost airline headquartered in Brazil, providing frequent service on routes between all of Brazil’s major cities and also to major cities in Argentina, Bolivia, Chile, Paraguay and Uruguay. The Company focuses on increasing the growth and profits of its business by popularizing and stimulating and meeting demand for simple, safe and affordable air travel in South America for both business and leisure passengers, while maintaining among the lowest costs in the airline industry worldwide. GOL’s simplified, single class fleet is among the newest and most modern in the industry, with low maintenance, fuel, and training costs and high levels of utilization and efficiency.

As of December 31, 2006, the Company operated a fleet of 65 aircraft, consisting of 21 Boeing 737-800 Next Generation, 30 Boeing 737-700 and 14 Boeing 737-300 aircraft. During 2006, the Company inaugurated 10 new destinations increasing the number of destinations served to 55 (48 in Brazil, three in Argentina, one each in Bolivia, Uruguay, Paraguay and Chile).

In the third quarter of 2006 the Company inaugurated its Center for Aircraft Maintenance at the Confins International Airport, in the state of Minas Gerais, Brazil.

The Company incorporated in March 2006 two new subsidiaries, GAC Inc. and Gol Finance, located in Cayman Islands, whose activities are related to aircraft acquisition and financing.

2. Summary of Significant Accounting Policies

Basis of presentation. These financial statements were prepared in accordance with accounting principles generally accepted in the United States (US GAAP), using Brazilian Reais as the functional and reporting currency. The exchange rate at December 31, 2006 was R$ 2.1380 and R$ 2.3407 at December 31, 2005 (the December 31, 2006 rate is used for convenience translation). The average exchange rates for 2006 and 2005 were R$ 2.1771 and R$ 2.4341, respectively, per US Dollar (these rates are provided for reference purposes). The accounting principles adopted under USGAAP differ in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which the Company uses to prepare its statutory financial statements.

The consolidated financial statements include accounts of Gol Linhas Aéreas Inteligentes S.A. and of its wholly-owned subsidiaries Gol Transportes Aéreos S.A. (GTA), GAC Inc., Gol Finance and Gol Finance LLP. All significant intercompany balances have been eliminated.

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

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

Securities available-for-sale. The Company's short-term investment portfolio consists of traditional fixed maturities securities, which are readily convertible into cash and are primarily highly liquid in nature. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. As defined by SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Company’s short-term investments are classified as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

Provision for doubtful accounts. Provision for doubtful accounts is constituted in an amount sufficient to cover possible losses in the realization of accounts receivable.

Inventories. Inventories consist of expendable aircraft spare parts and supplies. These items are stated at average acquisition cost and are charged to expense when used. Allowance for obsolescence is based on management estimates, which are subject to change. At December 31, 2006, there was no amount recognized as allowance for obsolescence.

Aircraft and engine maintenance deposits. Our aircraft lease agreements specifically provide that we, as lessee, are responsible for maintenance of the leased aircraft. Under certain of our existing lease agreements, we pay maintenance deposits to aircraft and engine lessors that are to be applied to future maintenance events. These deposits are calculated based on a performance measure, such as flight hours or cycles, and are available for reimbursement to us upon the completion of the maintenance of the leased aircraft. If there are sufficient funds on deposit to reimburse us for our maintenance costs, such funds are returned to us. The maintenance deposits paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. In addition, we maintain the right to select any third-party maintenance provider or to perform such services in-house. Therefore, we record these amounts as a deposit on our balance sheet and recognize maintenance expense when the underlying maintenance is performed, in accordance with our maintenance accounting policy. The amount of aircraft and engine maintenance deposits expected to be utilized in the next twelve months is classified in Current Assets. Certain of our lease agreements provide that excess deposits are not refundable to us. Such excess could occur if the amounts ultimately expended for the maintenance events were less than the amounts on deposit. Any excess amounts held by the lessor or retained by the lessor upon the expiration of the lease, which are not expected to be significant, would be recognized as additional aircraft rental expense at the time it is no longer probable that such amounts will be used for maintenance for which they were deposited.

In determining whether it is probable maintenance deposits will be used to fund the cost of maintenance events, the Company conducts the following analysis at the inception of the lease, on an annual and quarterly basis and whenever events or changes in circumstances indicate that amounts may not be recoverable, to evaluate potential impairment of this balance:

1) At the time of delivery of each aircraft under lease, the Company evaluates the aircraft’s condition, including the airframe, the engines, the auxiliary power unit and the landing gear.

2) The Company projects future usage of the aircraft during the term of the lease based on its business and fleet plan.

3) The Company estimates the cost of performing all required maintenance during the lease term. These estimates are based on the extensive experience of the Company’s Management and industry available data, including historical fleet operating statistic reports published by the Company’s engine manufacturer, CFM.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

At the inception of the leases, our initial estimates of the maintenance expenses are equal to or in excess of the amounts required to be deposited. This demonstrates it is probable the amounts will be utilized for the maintenance for which they are to be deposited and the likelihood of an impairment of the balance is remote. Additionally, some of our lessor are agreeing for us to replace the deposits with letters of credit and amend the lease terms to enable us to utilize the deposited funds to settle other amounts owed under the lease. Upon this amendment of the lease we reevaluate the appropriateness of the lease accounting and reclassify the affected deposits as Other Deposits. Many of our new aircraft leases do not require maintenance deposits.

Based on the foregoing analysis, Management believes that the amounts reflected on the consolidated balance sheet as Aircraft and Engine Maintenance Deposits are probable of recovery. There has been no impairment of our maintenance deposits.

Property and equipment. Property and equipment are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Interest related to pre-delivery deposits to acquire new aircraft is capitalized. The estimated useful lives for property and equipment are as follows:

Estimated Useful Life
Leasehold improvements	Lower of lease term or useful life
Aircraft	20 years
Maintenance and engineering equipment	10 years
Communication and meteorological equipment	5 years
Computer hardware and software	5 years

Measurement of asset impairments. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), the Company records impairment charges on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Impairment losses, when determined, are measured by comparing the fair value of the asset to its net book value, and recognized directly in the statement of income.

Maintenance and repair costs. The Company accounts for maintenance activities under the direct expense method. Under this method, regular aircraft and engine maintenance and repair costs, including the overhaul of aircraft components, for owned and leased flight equipment, are charged to operating expenses as incurred.

Lease accounting. SFAS No. 28, "Accounting for Sales with Leaseback", defines a sale-leaseback as a financing transaction in which any income or loss on the sale shall be deferred and amortized by the seller, who becomes the lessee, in proportion to rental payments over the period of time the asset is expected to be used for leases classified as operating leases. We amortize deferred gains on the sale and leaseback of equipment over the lives of these leases. The amortization of these gains is recorded as a reduction to rent expense. Under our operating lease agreements the Company is responsible for all maintenance costs on aircraft and engines, and it must meet specified airframe and engine return conditions upon lease expiration. If these return conditions are not met, the leases require financial compensation to the lessor. The Company accrues ratably, if estimable, the total costs that will be incurred by the Company to render the aircraft in a suitable return condition per the contract.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

Revenue recognition. Passenger revenue is recognized either when transportation is provided or when the ticket expires unused. Tickets sold but not yet used are recorded as air traffic liability. Air traffic liability primarily represents tickets sold for future travel dates and estimated refunds and exchanges of tickets sold for past travel dates. A small percentage of tickets (or partial tickets) expire unused. The company estimates the amount of future refunds and exchanges, net of forfeitures, for all unused tickets once the flight date has passed. These estimates are based on historical data and experience. Estimated future refunds and exchanges included in the air traffic liability account are constantly compared with actual refund and exchange activities to ensure the accuracy of the Company’s revenue recognition method with respect to forfeited tickets.

Revenue from cargo shipment is recognized when transportation is provided. Other revenue includes charter services, ticket change fees and other incidental services, and is recognized when the service is performed. The Company’s revenues are net of certain taxes, including state value-added and other state and federal taxes that are collected from customers and transferred to the appropriate government entities. Such taxes in 2006, 2005 and 2004 were R$ 149,841, R$ 108,994 and R$ 93,763, respectively.

Advertising. Advertising costs, which are included in sales and marketing expenses, are expensed as incurred. Advertising expense in 2006, 2005 and 2004 was R$ 37,240, R$ 32,720 and R$ 31,798, respectively.

Income Taxes. Deferred income taxes are provided using the liability method and reflect the net tax effects of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. A valuation allowance for net deferred tax assets is provided unless realizability is judged to be more likely than not.

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

As there is not a futures market for jet fuel in Brazil, the Company uses international crude oil derivatives to hedge its exposure to increases in fuel price. Historically, there has been a high correlation between international crude oil prices and Brazilian jet fuel prices, making crude oil derivatives effective at offsetting jet fuel prices to provide some short-term protection against a sharp increase in average fuel prices. The Company measures the effectiveness of the hedging instruments in offsetting changes to those prices, as required by SFAS 133. Since the majority of the Company’s financial derivative instruments for fuel are not traded on a market exchange, the Company estimates their fair values. The fair value of fuel derivative instruments, depending on the type of instrument, is determined by the use of present value methods or standard option value models with assumptions about commodity prices based on those observed in underlying markets. Also, since there is not a reliable forward market for jet fuel, the Company must estimate the future prices of jet fuel in order to measure the effectiveness of the hedging instruments in offsetting changes to those prices, as required by SFAS 133.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

The Company’s outstanding derivative contracts are designated as cash flow hedges for accounting purposes. While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being recorded in other comprehensive income. All changes in fair value that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying exchange exposure is realized and fuel is consumed. Changes in fair value that are not considered to be effective are recorded to “other gains and losses” in the statement of income. See Note 13 for further information on SFAS 133 and financial derivative instruments.

Foreign currency transactions. Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Exchange gains and losses are recognized in the statements of income as they occur and are recorded in financial expense.

Stock options. The Company accounts for stock-based compensation under the fair value method in accordance with SFAS 123(R), “Share-Based Payment”, which superseded APB Opinion No. 25, “Accounting for Stock Issued to Employees,” after December 2005. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

SFAS 123(R) permits companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method. Under the modified prospective method, compensation cost is recognized in the financial statements for new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date. The Company has adopted SFAS 123(R) in the first quarter of 2006 using the modified prospective method. The impact of this change in accounting principle in 2006 was to increase stock-based employee compensation expense by R$ 792, resulting in total stock-based employee compensation expense in the year of R$ 3,239.

The following table illustrates the effect on net income and earnings per common and preferred share as if the fair value method to measure stock-based compensation had been applied as required under the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended for the years of 2005 and 2004:

	2004	2005

Net income, as reported	R$ 384,710	R$ 513,230
Add: Stock-based employee compensation using intrinsic value	10,058	8,126
Deduct: Stock-based employee compensation expense determined
under the fair value method	(9,969)	(8,632)

Pro forma net income	R$ 384,799	R$ 512,724

Earnings per common and preferred shares:

Basic as reported and pro forma	R$ 2.14	R$ 2.66
Diluted as reported and pro forma	R$ 2.13	R$ 2.65

The fair value for these stock options was estimated at the date of grant using the Black-Scholes option-pricing model assuming an expected dividend yield of 2%, expected volatility of approximately 39%, weighted average risk-free interest rate of 17%, and an expected average life of 3.9 years.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

US dollar amounts. The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of R$ 2.1380 = US$ 1.00, the official exchange rate issued by the Brazilian Central Bank as of December 31, 2006. This translation should not be construed to imply that the Brazilian reais amounts represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3. Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board reached a consensus on Emerging Issue Task Force (EITF) Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)”. This EITF is effective for financial reports for interim and annual reporting periods beginning after December 15, 2006. The adoption of EITF 06-3 will not have a significant impact on the Company’s consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, “Accounting for Contingencies”. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 will not have significant impact on the Company’s consolidated financial statements.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. The Company does not believe SAB 108 will have a material impact on its results of operations or financial position.

4. Short-term investments

			Translation into
			thousands of US$ -
	2005	2006	2006

Investments
Bank Deposit Certificates – CDB	R$ 309,757	R$ 552,546	US$ 258,441
Public Securities	452,931	219,745	102,781
Fixed Income Securities	-	653,078	305,462

	R$ 762,688	R$ 1,425,369	US$ 666,683

The following is a summary of available-for-sale securities:

December 31, 2006

	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair
Value (Net
Carrying Amount)

Public Securities and Fixed Income Securities	R$ 17	R$ (55)	R$ 872,823
Bank Deposit Certificates – CDB	16	(22)	552,546

	R$ 33	R$ (77)	R$ 1,425,369

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

December 31, 2005

	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair
Value (Net
Carrying Amount)

Public Securities and Fixed Income Securities	R$ 779	R$ (112)	R$ 452,931
Bank Deposit Certificates – CDB	-	-	309,757

	R$ 779	R$ (112)	R$ 762,688

The gross realized gains on sales of available-for-sale securities totaled R$ 114,028 and R$ 23,857 (US$ 53,334 and US$ 10,192), in 2006 and 2005, respectively, and there were no losses in those years.

The net carrying value and estimated fair value of debt and marketable equity securities available for sale at December 31, 2006, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

Estimated Fair Value

Due in one year or less	R$ 660,358
Due after one year through three years	455,594
Due after three years	309,417

R$ 1,425,369

5. Deposits with Lessors

Deposits with lessors include aircraft and engine maintenance deposits, security deposits for aircraft leasing contracts and other deposits which will be used to compensate the lessors for other lease related costs when due. Following is the composition of the balance:

	December 31

			Translation
			into thousands
	2005	2006	of US$ - 2006

Aircraft and engine maintenance deposits	386,193	263,647	123,315
Security deposits	22,583	40,787	19,077
Other deposits	-	233,401	109,168

	408,776	537,835	251,560

Short-term	-	(232,960)	(108,962)

Long-term	408,776	304,875	142,598

6. Short-term Borrowings

At December 31, 2006, the Company had nine revolving lines of credit with five financial institutions allowing for combined borrowings up to R$ 332,000. One of the credit lines is secured by promissory notes and allows for borrowings up to R$ 200,000. At December 31, 2006 and 2005, there were R$128,304 (US$ 60,011) and R$ 54,016 (US$ 23,077) outstanding borrowings under these facilities, respectively.

The weighted average annual interest rate for these Reais-based short-term borrowings at December 31, 2006 and 2005 was 15.5% and 20.7%, respectively.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

7. Long-term Debt

		Translation into
		thousands of US$ -
	December 31, 2006	2006

Foreign currency:
5.39 % Bank loan	128,304	60,011
7.24 % IFC loan	107,150	50,117
8.75 % Perpetual notes	436,902	204,351

	672,356	314,479
Local currency:
9.60 % BNDES loan	54,626	25,550

Capital leases (note 11)	222,024	103,846

Long-term debt	949,006	443,876

In April 2006, the Company’s wholly-owned subsidiary Gol Finance issued US$ 200 million (R$455 million) 8.75% perpetual notes that have no fixed final maturity date and are callable at par at the option of the issuer after five years. At December 31, 2006, there was R$ 436,902 outstanding under this facility.

In April 2006, the Company’s wholly-owned subsidiary GAC Inc., arranged a US$ 60 million (R$ 130 million) borrowing facility with Credit Suisse. The term of the facility is 2.7 years with an annual interest rate of 3-month Libor. At December 31, 2006, there was US$ 60,011 (R$ 128,304) outstanding under this facility.

In June 2006, GTA borrowed R$ 75.7 million (US$ 35.0 million) from the BNDES (the Brazilian Development Bank) and R$ 107.1 million (US$ 50.0 million) from the International Finance Corporation (IFC). The BNDES credit line financed a major portion of the construction and expansion of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais, Brazil. The term of the BNDES loan is five years with an interest rate of 2.65% over the long-term borrowing rate –TJLP (6.85% p.a. during the fourth quarter) and has a guarantee of accounts receivable in the amount of R$ 12,920. The loan from the International Finance Corporation (IFC) financed the acquisition of aircraft spare parts inventories and working capital. The term of the IFC loan is six years with a rate of 1.875% over the 3-month Libor. As of December 31, 2006, there was outstanding R$ 54,626 (US$ 25,550) in the long-term and R$ 8,186 (US$ 3,829) in the short-term under the BNDES agreement and R$ 107,150 (US$ 50,117) in the long-term under the IFC agreement.

In November 2006, the Company signed a long-term financing agreement with the Private Export Funding Corporation (PEFCO) to finance the acquisition of Boeing 737-800 aircraft with a carrying value of R$ 117,950 at December 31, 2006. The term of the financing is 12 years, with an average annual fixed interest rate of 5.28% . As of December 31, 2006, there was outstanding R$ 167,333 (US$ 78,266) in the long-term under the PEFCO agreement. This financing is recorded as capital lease.

The following table provides a summary of our principal payments of long-term debt obligations at December 31:

						Beyond
(in R$ 000)	2008	2009	2010	2011	2012	2012	Total

Long-term debt obligations (1)	148,408	57,560	56,946	57,048	45,782	146,360	512,104

(1) The long-term debt obligations do not include the perpetual notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

8. Transactions with Related Parties

The Company has a bus transportation agreement with related companies Breda Transportes e Serviços S.A. and Expresso União Ltda. During 2006 and 2005, the Company paid R$3,109 and R$ 413 (R$ 1,690 and R$ 308) to these companies, respectively.

The Company also has a five-year office space lease agreement with Áurea Administração e Participações S.A. (expiring on March 31, 2008) for the lease of headquarters located at Rua Tamoios, 246 in São Paulo. The lease agreement provides for monthly payments, adjusted by the IGP-M inflation index. During 2006 and 2005, the Company paid R$ 362 and R$ 344 to this company, respectively.

The payments to and from the related parties in the normal course of business were based on prevailing market rates.

9. Shareholders’ Equity

The following table sets forth the ownership and the percentages of the Company’s voting (common) and non-voting (preferred) shares as at December 31, 2006 and December 31, 2005:

		2006			2005

	Common	Preferred	Total	Common	Preferred	Total

ASAS Investment Fund	100.00%	35.79%	71.00%	-	-	-
Aeropar Participações S.A.	-	-	-	100.00%	36.40%	71.92%
Comporte Participações S.A.	-	-	-	-	3.87%	1.71%
Others	-	3.04%	1.37%	-	0.82%	0.36%
Public Market (Free Float)	-	61.17%	27.63%	-	58.91%	26.01%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The Company is a stock corporation (sociedade anônima) incorporated under the laws of Brazil. As of December 31, 2006, the Company had 107,590,792 shares of common stock and 88,615,674 shares of preferred stock authorized, issued and outstanding. According to the Company’s bylaws, the capital can be increased up to R$ 2,000,000 through the issuance of common or preferred shares.

Each common share entitles its holder to one vote at the Company’s shareholder meetings. The preferred shares outstanding have no class designation, are not convertible into any other security and are non-voting, except under the limited circumstances provided under Brazilian law. Upon liquidation, holders of preferred shares are entitled to receive distributions prior to the holders of our common shares. In addition, the São Paulo Stock Exchange – Bovespa Level 2 of Differentiated Corporate Governance Practices, which we will comply with, provides for the granting of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions.

On March 17, 2006, the Company’s then controlling shareholder, Aeropar Participações S.A. concluded a restructuring of its corporate shareholdings, by means of which 31,493,863 preferred shares of the Company, held by Aeropar, were transferred to the Fundo de Investimento em Participações Asas (a fund controlled by the shareholders of Aeropar Participações S.A.). Comporte Participações S.A. also transferred its 3,351,775 preferred shares of GOL to the same fund.

On April 27, 2005 the Company concluded a public offering on the New York Stock Exchange (NYSE) and the São Paulo Stock Exchange (BOVESPA) of 14,700,000 preferred shares (5,520,811 offered by the Company, representing proceeds in the amount of R$ 184,454, net of issuance costs of R$ 8,723, and 9,179,189 by a selling shareholder, BSSF Air Holdings LLC) at a price of R$ 35.12 per share (US$ 27.88 per American Depositary Share). On May 2, 2005 the Company issued an additional of 2,205,000 preferred shares, related to the exercise of the underwriter’s over-allotment option on the April 27, 2005 public offering, representing proceeds in the amount of R$ 73,669, net of issuance costs of R$ 3,484.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

Appropriated retained earnings

Under Brazilian corporation law and according to its bylaws, the Company is required to maintain a “legal reserve” to which it must allocate 5% of its net income, less accumulated losses as determined on the basis of the statutory financial statements for each fiscal year until the amount of the reserve equals 20% of paid-in capital. Accumulated losses, if any, may be charged against the legal reserve. The legal reserve can only be used to increase the capital of the Company. The legal reserve is subject to approval by the shareholders voting at the annual shareholders meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. At December 31, 2006, the allocation of retained earnings related to the legal reserve was R$ 39,577.

Unappropriated retained earnings

The balance of R$ 1,246,848 is pending approval at the Annual Shareholders Meeting in order to meet the Company investment plan and increase in working capital.

Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders including interest on shareholders equity, in the aggregate of at least 25% of annual net distributable income determined in accordance with Brazilian corporation law.

Brazilian law permits the payment of cash dividends only from unappropriated retained earnings and certain reserves registered in the Company’s statutory accounting records. On December 31, 2006, after considering appropriated retained earnings which can be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company’s shareholders at the annual shareholder’s meeting, amounted to R$ 1,246,848.

Brazilian corporations are allowed to attribute interest on shareholders’ equity. The calculation is based on the shareholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 9.81%, 9.75% and 7.88% for years 2004, 2005 and 2006, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus revenue reserves, determined in each case on the basis of the statutory financial statements. The amount of interest attributed to shareholders is deductible for corporate income tax purposes, and applied towards the mandatory minimum dividend.

For the quarter ended March 31, 2006, the Company’s statutory consolidated financial statements presented a net profit of R$ 160,678 (R$ 112,472 in 2005). The Company accrued a total of R$43,470 of interim dividends payable (represented by R$ 35,391 of interest on stockholder’s equity and R$8,079 of dividends) for payment on May 23, 2006, which is also included in current liabilities.

For the quarter ended June 30, 2006, the Company’s statutory consolidated financial statements presented a net profit of R$ 98,169 (R$43,744 in 2005). The Company accrued a total of R$ 32,051 of interim dividends payable represented fully by interest on stockholder’s equity for payment on August 15, 2006.

For the quarter ended September 30, 2006, the Company’s statutory consolidated financial statements presented a net profit of R$ 245,932 (R$116,798 in 2005). The Company accrued a total of R$ 62,495 of interim dividends payable represented by R$ 29,506 of interest on stockholder’s equity and R$ 32,592 of dividends for payment in the fourth quarter of 2006.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

Dividends (Continued)

For the quarter ended December 31, 2006, the Company accrued a total of R$ 39,486 of dividends payable (represented by R$ 22,899 of interest on stockholder’s equity and R$ 16,587 of dividends) for payment in 2007 (R$ 117,870 in 2005). Dividends and interest on shareholders’ equity are included in current liabilities and ratification for payment will be made at the Annual Shareholders Meeting.

For the year ended December 31, 2006, the Company’s statutory consolidated financial statements presented net income of R$ 684,472 (R$ 424,501 in 2005).

10. Stock Option Plans

At shareholders meetings held on May 25 and December 9, 2004, the Company’s shareholders approved an executive stock option plan for key senior executive officers. On April 25, 2004, the Company issued to executive officers stock options to purchase up to 937,412 of its preferred shares at an exercise price of R$3.04 per share (determined based on the book value of GOL before the creation of GLAI). Fifty percent of the options vested on October 25, 2004, with the remaining 50% vesting at the end of each quarter ending subsequent to October 25, 2004, on a pro rata basis, through the second quarter of 2006. Each option will expire two years after the vesting date. The fair value of each share at the date of the grant was R$ 24.50. In connection with the initial grant of preferred stock options, the Company recorded deferred stock compensation of R$ 20,117, representing the difference between the exercise price of the options and the deemed fair value of the preferred stock.

On December 9, 2004, the Company’s shareholders approved a stock option plan for employees. Under this plan the stock options granted to employees cannot exceed 5% of total outstanding shares. Initially, 87,418 of the Company’s preferred shares have been reserved for issuance under this plan. On January 19, 2005, the Company issued stock options to 17 key employees to purchase up to 87,418 of its preferred shares at an exercise price of R$ 33.06 per share, (the volume weighted average price for the 60 previous trading days). The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each share at the date of the grant was R$ 37.96. In connection with the initial grant of preferred stock options, the Company recorded deferred stock compensation of R$ 428, representing the difference between the exercise price of the options and the deemed fair value of the preferred stock.

On January 2, 2006, the Compensation Committee, within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the granting of 99,816 options for the purchase of the Company’s preferred shares at the price of R$ 47.30 per share. The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each share at the date of the grant was R$ 64.70. In connection with the initial grant of preferred stock options, the Company recorded deferred stock compensation of R$ 1,737, representing the difference between the exercise price of the options and the deemed fair value of the preferred stock.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

10. Stock Option Plans (Continued)

Transactions are summarized as follows:

	Stock	Weighted-Average
	Options	Exercise Price

Outstanding at December 31, 2003	-	-
Granted	937,412	3.04
Exercised	-	-

Outstanding at December 31, 2004	937,412	3.04
Granted	87,418	33.06
Exercised	(703,579)	3.04

Outstanding at December 31, 2005	321,251	11.21
Granted	99,816	47.30
Exercised	(233,833)	3.04

Outstanding at December 31, 2006	187,234	40.65

Options exercisable at December 31, 2004	507,765	3.04
Options exercisable at December 31, 2005	158,353	6.50
Options exercisable at December 31, 2006	17,484	33.06

The weighted-average fair values at the date of grant for options granted, as of December 31, 2006 and December 31, 2005, were R$ 27.20 and R$ 19.95, respectively, and were estimated using the Black-Scholes option-pricing model assuming an expected dividend yield of 1.50%, expected volatility of approximately 40.19%, weighted average risk-free interest rate of 13.67%, and an expected average life of 3.53 years.

The range of exercise prices and the weighted average remaining contractual life of the options outstanding and the range of exercise prices for the options exercisable at December 31, 2006 are summarized as follows:

Options Outstanding				Options Exercisable

		Weighted
		Average			Weighted
Range of	Options	Remaining	Weighted	Options	Average
Exercise	Outstanding	Contractual	Average	Exercisable	Exercise
Prices	at 12/31/2006	Life	Exercise Price	at 12/31/2006	Price

3.04	-	-	3.04	-	3.04
33.06	87,418	3.0	33.06	17,484	33.06
47.30	99,816	4.0	47.30	-	47.30

3.04-47.30	187.234	3,53	40,65	17,484	33.06

11. Leases

The Company has entered into five lease agreements for aircraft which are classified as capital leases under the provisions of SFAS No. 13, “Accounting For Leases”. The capital lease agreements are typically for a term of twelve years and for two aircraft the present value of the minimum lease payments exceed 90% of their fair market value at the inception of the lease and for the remaining three aircraft, the Company has bargain purchase options to buy them at the end of the lease term. The carrying value of aircraft under capital lease arrangements included in property and equipment totaled R$ 254,228 as of December 31, 2006. Amortization of aircraft under capital lease arrangements is included in depreciation and amortization expense.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

The Company had five aircraft classified as capital leases at December 31, 2006. The amounts applicable to these aircraft included in property and equipment were:

	2006	2005

Flight equipment	264,629	-
Less accumulated depreciation	(10,401)	-

	254,228	-

Future minimum lease payments under capital leases with initial or remaining terms in excess of one year at December 31, 2006 were as follows:

	Thousands of R$	Thousands of US$

2007	38,696	18,099
2008	38,696	18,099
2009	38,696	18,099
2010	38,696	18,099
2011	38,696	18,099
After 2011	197,171	92,222

Total minimum lease payments	390,651	182,717
Less: Amount representing interest	(135,515)	(63,384)

Present value of net minimum lease payments	255,136	119,333
Less current portion	(33,112)	(15,487)

Long-term portion	222,024	103,846

The Company leases aircraft in operation, airport terminal space, other airport facilities, office space and other equipment. At December 31, 2006, the Company leased 60 aircraft under operating leases (as compared to 42 aircraft at December 31, 2005), with initial lease term expiration dates ranging from 2007 to 2016.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at December 31, 2006 were as follows:

	Thousands of R$			Thousands of US$

	Aircraft	Other	Total	Aircraft	Other	Total

2007	407,056	14,814	421,870	190,391	6,929	197,320
2008	336,252	10,829	347,081	157,274	5,065	162,339
2009	293,004	5,922	298,926	137,046	2,770	139,816
2010	198,481	3,147	201,628	92,835	1,472	94,307
2011	175,981	92	176,073	82,311	43	82,354
After 2011	503,029	-	503,029	235,280	-	235,280

Total minimum Lease
payments	1,913,803	34,804	1,948,607	895,137	16,279	911,416

During 2006 the Company received three Boeing 737-300 aircraft, eight Boeing 737-700 aircraft and fourteen Boeing 737-800 aircraft.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

12. Other Commitments

The following table provides a summary of our principal payments under aircraft purchase commitments and other obligations at December 31:

						Beyond
(in R$ 000)	2007	2008	2009	2010	2011	2011	Total

Pre-delivery deposits (1)	115,954	150,191	161,195	141,191	65,472	1,530	635,533
Aircraft purchase
commitments (2)	2,502,025	1,971,577	2,245,264	1,704,769	1,535,050	1,590,319	11,549,004

Total	2,617,979	2,121,768	2,406,459	1,845,960	1,600,522	1,591,849	12,184,537

(1) The Company makes payments for aircraft acquisitions utilizing the proceeds from equity and debt financings, cash flow from operations, short and medium-term credit lines and supplier financing. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation aircraft.

(2) The Company has a purchase contract with Boeing for 110 Boeing 737-800 Next Generation aircraft, under which the Company currently has 76 firm orders and 34 purchase options. The firm orders have an approximate value of R$ 11,549 million (corresponding to approximately US$ 5,402 million) based on the aircraft list price (excluding contractual manufacturer’s discounts), including estimated amounts for contractual price escalations and pre-delivery deposits. Aircraft purchase commitments can be financed with long-term financing guaranteed by the U.S. Exim Bank (for approximately 85% of the total acquisition cost). During 2006, the Company entered into sale-leaseback agreements for eight Boeing 737-800 Next Generation aircraft, six of which were delivered during the third quarter of 2006, and two of which were delivered during the fourth quarter of 2006.

13. Contingencies

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

14. Financial Instruments and Concentration of Risk

At December 31, 2006 and December 31, 2005, the Company’s primary monetary assets were cash equivalents, short-term investments and assets related to aircraft leasing operations. The Company’s primary monetary liabilities are related to aircraft leasing operations. All monetary assets other than those related to aircraft leasing operations included in the balance sheet are stated at amounts that approximate their fair values.

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

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

The Company’s revenue is generated in Brazilian Reais (except for a small portion in Argentine Pesos, Bolivian Bolivianos, Chilean Pesos, Paraguay Guaranis and Uruguay Pesos from flights between Brazil, Argentina, Bolivia, Chile, Paraguay, Uruguay). However, its liabilities, particularly those related to aircraft leasing and acquisition, are US dollar-denominated. The Company’s currency exchange exposure at December 31, 2006 is as set forth below:

	R$ 000	Translation into thousands of US$ 2006

Assets
Cash and cash equivalents	788,136	368,632
Deposits with lessors	273,031	127,704
Aircraft and engine maintenance deposits	20,223	9,459
Other	15,405	7,205

Total assets	1,096,795	513,000

Liabilities
Foreign suppliers	25,249	11,810
Leases payable	18,270	8,545
Insurance premium payable	44,897	21,000

Total liabilities	88,416	41,355

Exchange exposure	1,008,379	471,645

Off-balance sheet transactions exposure
Operating leases	1,948,607	911,416
Aircraft commitments	11,549,004	5,401,779

Total exchange exposure	14,505,990	6,784,840

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts.

The Company utilizes financial derivative instruments with first-tier banks for cash management purposes. The Company currently has synthetic fixed income options and swap agreements to obtain the Brazilian overnight deposit rate from fixed-rate or dollar-denominated investments.

a) Fuel

Airline operations are exposed to the effects of changes in the price of aircraft fuel. Aircraft fuel consumed in 2006, 2005 and 2004 represented approximately 39.6%, 39.5% and 33.2% of the Company’s operating expenses, respectively. To manage this risk, the Company periodically enters into crude oil option contracts and swap agreements. Because jet fuel is not traded on an organized futures exchange, liquidity for hedging is limited. However, the Company has found commodities for effective hedging of jet fuel costs. Historically, prices for crude oil are highly correlated to jet fuel in Brazil, making crude oil derivatives effective at offsetting jet fuel prices to provide short-term protection against a sharp increase in average fuel prices.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

The following is a summary of the company’s fuel derivative contracts (in thousands, except as otherwise indicated):

	2006	2005

At December 31:
Fair value of derivative instruments at year end	R$ (4,573)	R$ 8,464
Average remaining term (months)	3	8
Hedged volume (barrels)	1,804,000	1,431,000

	2006	2005	2004

Year ended December 31:
Hedge effectiveness gains (losses) recognized in aircraft fuel
expense	R$ (8,665)	R$ 5,246	N.A.
Hedge ineffectiveness gains (losses) recognized in other income
(expense)	R$ (1,125)	R$ 397	N.A.
Percentage of actual consumption hedged (during year)	77%	55%	75%

The Company utilizes financial derivative instruments as hedges to decrease its exposure to jet fuel price increases for short-term time frames. The Company currently has a combination of purchased call options, collar structures, and fixed price swap agreements in place to hedge approximately 65% and 44% of its jet fuel requirements at average crude equivalent prices of approximately US$ 66.80 and US$ 69.20 per barrel for the first and second quarters of 2007, respectively.

The Company accounts for its fuel hedge derivative instruments as cash flow hedges under SFAS 133. Under SFAS 133, all derivatives designated as hedges that meet certain requirements are granted special hedge accounting treatment. Generally, utilizing the special hedge accounting, all periodic changes in fair value of the derivatives designated as hedges that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying jet fuel is consumed. When aircraft fuel is consumed and the related derivative contract settles, any gains or losses previously deferred in other comprehensive income are recognized as aircraft fuel expense. The Company is exposed to the risk that periodic changes will not be effective, as defined, or that the derivatives will no longer qualify for special hedge accounting. Ineffectiveness, as defined, results when the change in the total fair value of the derivative instrument does not equal 80-125% of the change in the value of the aircraft fuel being hedged or the change in value of the Company’s expected future cash outlay to purchase and consume jet fuel. To the extent that the periodic changes in the fair value of the derivatives are not effective, that ineffectiveness is recorded to “Other gains and losses” in the income statement. Likewise, if a hedge ceases to qualify for hedge accounting, those periodic changes in the fair value of derivative instruments are recorded to “Other gains and losses” in the income statement in the period of the change.

Ineffectiveness is inherent in hedging jet fuel with derivative positions based in other crude oil related commodities, especially given the recent volatility in the prices of refined products. Due to the volatility in markets for crude oil and related products, the Company is unable to predict the amount of ineffectiveness each period, including the loss of hedge accounting, which could be determined on a derivative by derivative basis or in the aggregate. In specific instances, the Company has determined that specific hedges will not regain effectiveness in the time period remaining until settlement and therefore must discontinue special hedge accounting, as defined by SFAS 133. When this happens, any changes in fair value of the derivative instruments are marked to market through earnings in the period of change.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

The Company continually looks for better and more accurate methodologies in forecasting future cash flows relating to its jet fuel hedging program. These estimates are used in the measurement of effectiveness for the Company’s fuel hedges, as required by SFAS 133. During second quarter 2006, the Company revised its method for forecasting future cash flows. Previously, the Company had estimated future cash flows using actual market forward prices of like commodities and adjusting for historical differences from the Company’s actual jet fuel purchase prices. The Company’s new methodology utilizes a statistical-based regression equation with data from market forward prices of like commodities, and will not have a material impact on the financial statements.

During 2006, the Company recognized approximately R$18 (US$ 8) of additional net gains in Other gains, net, related to the ineffectiveness of its hedges. Of this net total, approximately R$61 (US$ 29) was ineffectiveness expense and mark-to-market losses related to contracts that settled during the year. As of December 31, 2006 there was R$ 3,018 (US$ 1,412), net of taxes, on unrealized losses with jet fuel hedges recorded in “comprehensive income”.

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

The following is a summary of our foreign currency derivative contracts (in thousands, except as otherwise indicated):

	2006	2005

At December 31:
Fair value of derivative instruments at year end	R$ (275)	R$ 1,249
Longest remaining term (months)	2	1
Hedged volume	180,127	R$ 135,129

	2006	2005	2004

Year ended December 31:
Hedge effectiveness gains (losses) recognized in operating expenses	R$ (2,868)	R$ (24,236)	N.A.
Hedge ineffectiveness gains (losses) recognized in other income
(expense)	R$ (1,269)	R$ (10,921)	N.A.
Percentage of expenses hedged (during year)	51%	60%	73%

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

The Company utilizes financial derivative instruments as hedges to decrease its exposure to increases in the USD exchange rate. The Company has utilized financial derivative instruments for short-term time frames. The Company accounts for its foreign currency futures derivative instruments as cash flow hedges under SFAS 133. As of December 31, 2006 the unrealized loss with exchange rates recorded in “comprehensive income” was R$ 1,275, net of taxes.

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

c) Cash management

The Company utilizes financial derivative instruments for cash management purposes. The Company utilizes synthetic fixed income options and swaps to obtain the Brazilian overnight deposit rate from fixed-rate or dollar-denominated investments. The Company enters into synthetic fixed income option contracts with first-tier banks registered in the Brazilian CETIP clearing house. As of December 31, 2006, the total amount invested in synthetic fixed-income option contracts was R$ 77,350 with average term of 88 days. The Company utilizes swap agreements to change the remuneration of a portion of its short term investments to the Brazilian overnight deposit rate (“CDI”). As of December 31, 2006, the notional amount of fixed-rate swaps to CDI was R$ 75,000 with a fair value of R$ (256), and the notional amount of dollar-denominated swaps to CDI was R$ 351,088 with a fair value or R$ 7,890. The change in fair value of these swaps is recognized in interest income in the period of change.

15. Insurance Coverage

Management holds insurance coverage in amounts that it deems necessary to cover possible accidents, due to the nature of its assets and the risks inherent to its activity, observing the limits established in lease agreements. On December 31, 2006 the insurance coverage, by nature, considering GOL’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

	Unaudited

Aeronautic Type	R$	US$

Warranty – Hull	4,401,838	2,058,858
Civil Liability per occurrence/aircraft	1,603,500	750,000
Warranty – Hull/War	4,401,838	2,058,858
Inventories	421,582	197,185

By means of Law 10,605, as of December 18, 2002, the Brazilian government undertook to supplement any civil liability expenses against third parties caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which GOL may be demanded, for the amounts that exceed the insurance policy limit effective on September 10, 2001, limited to the equivalent in reais to one billion US dollars.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

On September 29, 2006, an aircraft performing Gol Airlines Flight 1907 from Manaus enroute to Rio with a stop in Brasilia, was involved in a mid-air collision with a aircraft of ExcelAir. The Gol aircraft, a new Boeing 737-800 Next Generation, went down in the Amazon forest and there were no survivor among the 148 passengers and six crew members. The ExcelAir aircraft, a new Embraer Legacy 135 BJ, performed an emergency landing and all of its seven occupants were unharmed. The Company continues to cooperate fully with all regulatory and investigatory agencies to determine the cause of this accident. The Company maintains insurance for the coverage of these risks and liabilities. The payments for the hull to the lessor were made by the insurance maintained. The Company does not expect any exposure to arise from the accident involving Flight 1907 to have a material adverse effect on the financial position or results of operation of the Company.

16. Income Taxes

a) Deferred income taxes

The deferred income taxes are summarized as follows:

	2004	2005	2006	Translation into thousands of US$ 2006

Deferred tax assets
Loss carryforward	R$ 11,589	R$ 8,762	R$ 7,218	US$ 3,376
Interest on shareholders’ equity	-	36,748	-	-
Deferred tax on sale leasebacks	-	-	19,838	9,279
Deferred tax benefit contributed
by shareholders	25,296	19,458	13,621	6,371
Estimated liabilities	3,519	964	9,931	4,645
Allowance for doubtful accounts	2,943	1,663	3,524	1,648
Other	244	4,059	7,445	3,482

Total deferred tax assets	43,591	71,654	61,577	28,801
Deferred tax liabilities
Property and equipment	(1,093)	(5,818)	-	-
Deposits with lessors	(86,991)	(128,914)	(89,641)	(41,928)
Other	-	(616)	-	-

Total deferred tax liabilities	(88,084)	(135,348)	(89,641)	(41,928)

Net deferred tax liabilities	(44,493)	(63,694)	(28,064)	(13,126)

The following current and deferred income tax amounts were recorded in the statements of income:

	2004	2005	2006	Translation into thousands of US$ 2006

Current expense	165,710	189,576	257,707	120,536
Deferred expense	36,860	14,716	(27,882)	(13,041)

	202,570	204,292	229,825	107,495

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

b) Income statement

The reconciliation of the reported income tax and social contribution tax and the amount determined by applying the composite fiscal rate at December 31, 2006, December 31, 2005 and December 31, 2004, is as follows:

	2004	2005	2006	Translation into thousands of US$ 2006

Income before income taxes	R$ 587,280	R$ 717,522	R$ 798,962	US$ 373,695
Nominal composite rate	34%	34%	34%	34%

Income tax by the nominal rate	199,675	243,957	271,647	127,057
Interest on shareholders’ equity	-	(38,716)	(42,122)	(19,702)
Other permanent differences	2,895	(949)	(300)	(140)

Income tax expense	202,570	204,292	229,825	107,495

Effective rate	34.5%	28.5%	28.7%	28.7%

17. Earnings per Share

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

	R$			US$

	2004	2005	2006	2006

Numerator
Net income applicable to common and
preferred shareholders for basic and
diluted earnings per share	384,710	513,230	569,137	266,200

Denominator
Weighted-average shares outstanding for
basic earnings per share (in
thousands)	179,731	192,828	196,103	196,103

Effect of dilutive securities:
Executive stock options (in thousands)	826	776	117	117

Adjusted weighted-average shares
outstanding and assumed conversions
for diluted earnings per shares (in
thousands)	180,557	193,604	196,210	196,210

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006 and 2005
(In thousands of Brazilian Reais)

18. Quarterly Financial Data (Unaudited)

Quarterly results of operations for the years ended December 31, 2006 and 2005 are summarized below (in thousands, except per share amounts).

	First	Second	Third	Fourth
2006	Quarter	Quarter	Quarter	Quarter

Net operating revenues	R$ 863,016	R$ 844,028	R$ 1,082,971	R$ 1,012,002
Operating income	223,835	132,258	233,063	112,301
Net income	179,790	106,685	190,006	92,656
Earnings per share, basic	0.92	0.54	0.97	0.47
Earnings per share, diluted	0.92	0.54	0.97	0.47

	First	Second	Third	Fourth
2005	Quarter	Quarter	Quarter	Quarter

Net operating revenues	R$ 589,159	R$ 562,168	R$ 696,658	R$ 821,105
Operating income	177,246	84,977	183,223	175,905
Net income	131,084	73,377	138,190	170,579
Earnings per share, basic	0.70	0.38	0.71	0.88
Earnings per share, diluted	0.70	0.38	0.70	0.88

The sum of the quarterly earnings per share amounts may not equal the annual amount reported because per share amounts are computed independently for each quarter and for the full year based on respective weighted-average common shares outstanding and other dilutive potential common shares.

19. Consolidating Condensed Financial Information of Guarantor Subsidiaries

The following condensed consolidating financial information, prepared in accordance with USGAAP, is presented in lieu of providing separate audited financial statements for the guarantor subsidiary Gol Transportes Aereos S.A. (GTA) in connection with its unconditional guarantee, on a joint and several basis, of the obligation to pay principal and interest under the 8.75% perpetual notes issued by company´s wholly owned subsidiary Gol Finance.

GOL LINHAS AÉREAS INTELIGENTES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Balance Sheet as of December 31, 2006

	Parent Company	Issuer Subsidiary	Subsidiary Guarantor	Subsidiary Non guarantor	Consolidating Adjustments	Consolidated

ASSETS
CURRENT ASSETS
Cash and cash equivalents	136,332	8,322	136,041	282	-	280,977
Short-term investments	473,166	561,843	390,360	-	-	1,425,369
Receivables, less allowance	-	-	659,306	-	-	659,306
Inventories	-	-	75,165	-	-	75,165
Deposits with lessors	-	-	232,960	-	-	232,960
Recoverable taxes	13,467	-	46,929	-	-	60,396
Prepaid expenses	-	-	64,496	-	-	64,496
Dividends receivable	173,372	-	-	-	(173,372)	-
Other	86,776	-	39,179	56	(113,357)	12,654

Total current assets	883,113	570,165	1,644,436	338	(286,729)	2,811,323

PROPERTY AND EQUIPMENT
Pre-delivery deposits	-	436,911	-	-	-	436,911
Flight equipment	-	-	660,861	-	-	660,861
Other	-	-	129,260	-	-	129,260

	-	436,911	790,121	-	-	1,227,032
Accumulated depreciation		-	(147,809)	-	-	(147,809)

Property and equipment, net	-	436,911	642,312	-	-	1,079,223

OTHER ASSETS
Investments	1,316,428	-	-	-	(1,316,428)	-
Deposits with lessors	130,068	-	287,592	-	(112,785)	304,875
Due from related parties	-	29,566	-	433,744	(463,310)	-
Other	-	5,175	75,939	-	(18,081)	63,033

Total other assets	1,446,496	34,741	363,531	433,744	(1,910,604)	367,908

TOTAL ASSETS	2,329,609	1,041,817	2,650,279	434,082	(2,197,333)	4,258,454

GOL LINHAS AÉREAS INTELIGENTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Balance Sheet as of December 31, 2006

	Parent Company	Issuer Subsidiary	Subsidiary Guarantor	Subsidiary Non guarantor	Consolidating Adjustments	Consolidated

LIABILITIES AND SHAREHOLDERS’
EQUITY

CURRENT LIABILITIES
Short-term borrowings	-	-	128,304	-	-	128,304
Current portion of long-term debt	-	-	41,298	-	-	41,298
Accounts payable	-	-	124,110	-	-	124,110
Salaries, wages and benefits	-	-	87,821	-	-	87,821
Sales tax and landing fees	44,478	10,236	84,680	-	-	139,394
Air traffic liability	-	-	335,268	-	-	335,268
Insurance premium payable	-	-	44,897	-	-	44,897
Dividends payable	42,961	-	173,091	-	(173,091)	42,961
Deferred gains on sale and leaseback
transactions	-	10,128	-	-	-	10,128
Other	37,012	-	45,967	6	(36,820)	46,165

Total current liabilities	124,451	20,364	1,065,436	6	(209,911)	1,000,346

NON-CURRENT LIABILITIES
Long-term debt	-	128,304	383,800	436,902	-	949,006
Deferred income taxes, net	-	14,398	13,666	-	-	28,064
Deferred gains on sale and leaseback
transactions	-	48,219	-	-	-	48,219
Credit with related parties	-	811,593	29,566	-	(841,159)	-
Other	-	-	29,719	-	(2,058)	27,661

SHAREHOLDERS’ EQUITY
Capital stock	887,625	-	556,367	-	(556,367)	887,625
Additional paid-in capital	35,430	-	3,157	-	(3,157)	35,430
Appropriated retained earnings	39,577	-	359,337	-	(359,337)	39,577
Unappropriated retained earnings	1,246,848	18,939	213,553	(2,826)	(229,666)	1,246,848
Accumulated other comprehensive income	(4,322)	-	(4,322)	-	4,322	(4,322)

Total shareholders’ equity	2,205,158	18,939	1,128,092	(2,826)	(1,144,205)	2,205,158

TOTAL LIABILITIES AND
SHAREHOLDERS’ EQUITY	2,329,609	1,041,817	2,650,279	434,082	(2,197,333)	4,258,454

GOL LINHAS AÉREAS INTELIGENTES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Balance Sheet as of December 31, 2005

	Parent	Issuer	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Adjustments	Consolidated

ASSETS

CURRENT ASSETS
Cash and cash equivalents	36,632	1,333	68,382	-	106,347
Short-term investments	210,408	-	552,280	-	762,688
Receivables, less allowance	-	-	563,958	-	563,958
Inventories	-	-	40,683	-	40,683
Recoverable taxes	4,968	-	8,985	-	13,953
Prepaid expenses	-	-	39,907	-	39,907
Dividends receivable	349,506	-	-	(349,506)	-
Other	864	1,041	12,336	(1,139)	13,102

Total current assets	602,378	2,374	1,286,531	(350,645)	1,540,638

PROPERTY AND EQUIPMENT
Pre-delivery deposits	-	356,765	-	-	356,765
Flight equipment	-	-	225,724	-	225,724
Other	-	-	75,619	-	75,619

	-	356,765	301,343	-	658,108
Accumulated depreciation	-	-	(79,508)	-	(79,508)

Property and equipment, net	-	356,765	221,835	-	578,600

OTHER ASSETS
Investments	1,288,093	-	-	(1,288,093)	-
Deposits with lessors	-	-	408,776	-	408,776
Other	51,164	-	27,374	(50,709)	27,829

Total other assets	1,339,257	-	436,150	(1,338,802)	436,605

TOTAL ASSETS	1,941,635	359,139	1,944,516	(1,689,447)	2,555,843

GOL LINHAS AÉREAS INTELIGENTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Balance Sheet as of December 31, 2005

	Parent	Issuer	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Adjustments	Consolidated

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term borrowings	-	-	54,016	-	54,016
Accounts payable	-	-	73,924	-	73,924
Salaries, wages and benefits	-	-	71,638	-	71,638
Sales tax and landing fees	17,051	5,818	60,881	-	83,750
Air traffic liability	-	-	217,800	-	217,800
Insurance premium payable	-	-	25,371	-	25,371
Dividends payable	101,482	-	349,506	(349,506)	101,482
Other	771	-	31,027	(13,554)	18,244

Total current liabilities	119,304	5,818	884,163	(363,060)	646,225

NON-CURRENT LIABILITIES
Long-term debt					-
Deferred income taxes, net	-	-	63,694	-	63,694
Other	-	-	20,295	3,298	23,593

SHAREHOLDERS’ EQUITY
Capital stock	885,214	347,784	556,367	(904,151)	885,214
Additional paid-in capital	32,273	-	-	-	32,273
Appropriated retained earnings	39,577	-	222,183	(222,183)	39,577
Unappropriated retained earnings	858,856	5,537	192,103	(197,640)	858,856
Accumulated other comprehensive income	6,411	-	5,711	(5,711)	6,411

Total shareholders’ equity	1,822,331	353,321	976,364	(1,329,685)	1,822,331

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,941,635	359,139	1,944,516	(1,689,447)	2,555,843

GOL LINHAS AÉREAS INTELIGENTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Statement of Income for the year ended December 31, 2006

	Parent Company	Issuer Subsidiary	Subsidiary Guarantor	Subsidiary Non guarantor	Consolidating Adjustments	Consolidated

NET OPERATING REVENUES
Passenger	-	-	3,580,919	-	-	3,580,919
Cargo and Other	-	-	221,098	-	-	221,098

Total net operating revenues	-	-	3,802,017	-	-	3,802,017
OPERATING EXPENSES
Salaries, wages and benefits	-	-	413,977	-	-	413,977
Aircraft fuel	-	-	1,227,001	-	-	1,227,001
Aircraft rent	-	-	292,548	-	-	292,548
Sales and marketing	-	-	414,597	-	-	414,597
Landing fees	-	-	157,695	-	-	157,695
Aircraft and traffic servicing	-	-	199,430	-	-	199,430
Maintenance materials and repairs	-	-	146,505	-	-	146,505
Depreciation	-	-	69,313	-	-	69,313
Other	8,664	24,556	161,865	1,017	(16,608)	179,494

Total operating expenses	8,664	24,556	3,082,931	1,017	(16,608)	3,100,560

OPERATING INCOME (LOSS)	(8,664)	(24,556)	719,086	(1,017)	16,608	701,457

OTHER INCOME (EXPENSE)
Interest expense	-	(46,600)	(23,311)	(29,375)	32,908	(66,378)
Capitalized interest	-	11,001	5,732	-	-	16,733
Interest and investment income	57,401	34,886	73,364	27,566	(18,863)	174,354
Other expenses, net	2,109	6,449	(11,293)	-	(24,469)	(27,204)

Total other income	59,510	5,736	44,492	(1,809)	(10,424)	97,505

Results of equity interest	637,095	-	-	-	(637,095)	-
Non-operating results	-	16,000	-	-	(16,000)	-

INCOME(LOSS) BEFORE INCOME TAXES	687,941	(2,820)	763,578	(2,826)	(646,911)	798,962
Income taxes	(118,804)	10,690	(121,711)	-	-	(229,825)

NET INCOME (LOSS)	569,137	7,870	641,867	(2,826)	(646,911)	569,137

GOL LINHAS AÉREAS INTELIGENTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Statement of Income for the year ended December 31, 2005

	Parent	Issuer	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Adjustments	Consolidated

NET OPERATING REVENUES
Passenger	-	-	2,539,016	-	2,539,016
Cargo and Other	-	-	130,074	-	130,074

Total net operating revenues	-	-	2,669,090	-	2,669,090

OPERATING EXPENSES
Salaries, wages and benefits	-	-	260,183	-	260,183
Aircraft fuel	-	-	808,268	-	808,268
Aircraft rent	-	-	240,876	-	240,876
Sales and marketing	-	-	335,722	-	335,722
Landing fees	-	-	92,404	-	92,404
Aircraft and traffic servicing	-	-	91,599	-	91,599
Maintenance materials and repairs	-	-	55,373	-	55,373
Depreciation	-	-	35,014	-	35,014
Other	1,733	-	128,270	(1,703)	128,300

Total operating expenses	1,733	-	2,047,709	(1,703)	2,047,739

OPERATING INCOME (LOSS)	(1,733)	-	621,381	1,703	621,351

OTHER INCOME (EXPENSE)
Interest expense	-	-	(19,383)	-	(19,383)
Capitalized interest	-	17,113	-	-	17,113
Interest and investment income	31,519		98,161	10,524	140,204
Other expenses, net	(13,991)	(5,241)	(28,806)	6,275	(41,763)

Total other income	17,528	11,872	49,972	16,799	96,171

Results of equity interest	464,157	-	-	(464,157)	-

INCOME (LOSS) BEFORE INCOME TAXES	479,952	11,872	671,353	(445,655)	717,522

Income taxes	33,278	(5,818)	(226,276)	(5,476)	(204,292)

NET INCOME (LOSS)	513,230	6,054	445,077	(451,131)	513,230

GOL LINHAS AÉREAS INTELIGENTES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Statement of Income for the year ended December 31, 2004

	Parent	Issuer	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Adjustments	Consolidated

NET OPERATING REVENUES
Passenger	-	-	1,875,475	-	1,875,475
Cargo and Other	-	-	85,411	-	85,411

Total net operating revenues	-	-	1,960,886	-	1,960,886

OPERATING EXPENSES
Salaries, wages and benefits	-	-	183,037	-	183,037
Aircraft fuel	-	-	459,192	-	459,192
Aircraft rent	-	-	195,504	-	195,504
Sales and marketing	-	-	261,756	-	261,756
Landing fees	-	-	57,393	-	57,393
Aircraft and traffic servicing	-	-	74,825	-	74,825
Maintenance materials and repairs	-	-	51,796	-	51,796
Depreciation	-	-	21,242	-	21,242
Other	-	-	79,840	-	79,840

Total operating expenses	-	-	1,384,585	-	1,384,585

OPERATING INCOME	-	-	576,301	-	576,301

OTHER INCOME (EXPENSE)
Interest expense	-	-	(13,445)	-	(13,445)
Capitalized interest	-	-	3,216	-	3,216
Interest and investment income	322	-	27,911	-	28,233
Other expenses, net	(31,223)	(517)	24,198	517	(7,025)

Total other income	(30,901)	(517)	41,880	517	10,979

Results of equity interest	403,890	-	-	(403,890)	-
Non-operating results	-	-	-	-	-

INCOME (LOSS) BEFORE INCOME TAXES	(30,901)	(517)	618,181	517	587,280

Income taxes	11,721	-	(214,291)	-	(202,570)

NET INCOME (LOSS)	384,710	(517)	403,890	517	384,710

GOL LINHAS AÉREAS INTELIGENTES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Statements of Cash Flows for the year ended December 31, 2006

	Parent Company	Issuer Subsidiary	Subsidiary Guarantor	Subsidiary Non guarantor	Consolidating Adjustments	Consolidated

CASH FLOWS FROM OPERATING
ACTIVITIES
Net income (loss)	569,137	7,870	641,867	(2,826)	(646,911)	569,137
Adjustments to reconcile net income to net
cash provided by operating activities
Depreciation	-	-	69,313	-	-	69,313
Provision for doubtful accounts
receivable	-	-	5,476	-	-	5,476
Deferred income taxes	(27,882)	14,398	34,717	-	(49,115)	(27,882)
Capitalized income	-	(16,733)	-	-	-	(16,733)
Changes in operating assets and liabilities				-
Receivables	-	-	(100,824)	-	-	(100,824)
Inventories	-	-	(34,482)	-	-	(34,482)
Credits with lessors	(130,068)	-	(54,836)	-	184,904	-
Prepaid expenses, other assets and
recoverable taxes	104,542	(34,750)	(165,326)	(433,811)	529,346	-
Deposits for engine maintenance	-	-	-	-	(110,858)	(110,858)
Accounts payable and long-term vendor
payable	-	-	50,186	-	-	50,186
Air traffic liability	-	-	117,468	-	-	117,468
Dividends payable	(58,521)	-	(176,415)	-	176,415	(58,521)
Payroll and related charges	-	-	16,183	-	(16,183)	-
Sales tax an landing fees, insurance
premium payable and other liabilities	91,550	880,177	(17,052)	6	(886,525)	68,156

Net cash provided by operating activities	548,758	850,963	386,275	(436,631)	(818,927)	530,436

CASH FLOWS FROM INVESTING
ACTIVITIES
Short-term investments	(262,758)	(561,843)	161,920	-	662,681	-
Deposits for aircraft leasing contracts	-	-	-	-	(18,204)	(18,204)
Acquisition of property and equipment	-	-	(489,791)	-	-	(489,791)
Pre-delivery deposits	-	(420,178)	-	-	356,765	(63,413)
Purchase of available-for-sale securities	-	-	-	-	(2,021,593)	(2,021,593)
Sale of available-for.sale securities	-	-	-	-	1,358,912	1,358,912

Net cash used in investing activities	(262,758)	(982,021)	(327,871)	-	338,561	(1,234,088)

CASH FLOWS FROM FINANCING
ACTIVITIES
Short term borrowings, net	-	-	115,586	-	(41,298)	74,288
Long term borrowings, net	-	128,304	383,800	436,913	41,287	990,304
Reinvestment reserve	-	11,077	(298,953)	-	287,876	-
Issuance of preferred shares		-	-	-	-	-
Paid subscribed capital	5,568	-	-	-	(5,568)	-
Changes in fair value of derivatives
financial instruments	(10,733)	-	(10,033)	-	20,766	-
Dividends paid	(181,135)	-	(181,145)	-	181,135	(181,145)
Other, net	-	-	-	-	(5,165)	(5,165)

Net cash provided by (used in) financing
activities	(186,300)	139,381	9,255	436,913	479,033	878,282

NET INCREASE IN CASH AND CASH
EQUIVALENTS	99,700	8,322	67,659	282	(1,333)	174,630

Cash and cash equivalents at beginning of the
period	36,632	-	68,382	-	1,333	106,347

Cash and cash equivalents at end of the period	136,332	8,322	136,041	282	-	280,977

GOL LINHAS AÉREAS INTELIGENTES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Statements of Cash Flows for the year ended December 31, 2005

	Parent	Issuer	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Adjustments	Consolidated

CASH FLOWS FROM OPERATING
ACTIVITIES
Net income (loss)	513,230	(6,054)	445,077	(439,023)	513,230
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation	-	-	35,014	505	35,519
Provision for doubtful accounts receivable	-	-	1,343	-	1,343
Deferred income taxes	(27,882)	-	20,926	27,882	20,926
Capitalized income	-	(17,113)	-	-	(17,113)
Changes in operating assets and liabilities
Receivables	-	-	(178,931)	-	(178,931)
Inventories	-	-	(19,645)	-	(19,645)
Credits with lessors	-	-	(146,734)	146,734	-
Prepaid expenses, other assets and recoverable
taxes	(489,331)	(658)	(14,904)	504,893	-
Deposits for engine maintenance	-	-	-	(119,661)	(119,661)
Accounts payable and long-term vendor payable	-	-	37,488	-	37,488
Air traffic liability	-	-	57,909	-	57,909
Dividends payable	40,806	-	273,267	(273,267)	40,806
Payroll and related charges	-	-	20,597	(20,597)	-
Sales tax an landing fees, insurance premium
payable and other liabilities	24,032	5,818	(369,819)	321,843	(18,126)

Net cash provided by operating activities	60,855	(18,006)	161,588	149,308	353,745
CASH FLOWS FROM INVESTING
ACTIVITIES
Short-term investments	(210,408)	-	(108,919)	319,327	-
Deposits for aircraft leasing contracts		-	-	301	301
Acquisition of property and equipment	-	-	(168,938)	(505)	(169,443)
Pre-delivery deposits	-	(296,205)	-	(17,113)	(313,318)
Purchase of available-for-sale securities	-	-	-	(456,418)	(456,418)
Sale of available-for.sale securities	-	-	-	137,091	137,091

Net cash used in investing activities	(210,408)	(296,205)	(277,857)	(17,317)	(801,787)
CASH FLOWS FROM FINANCING
ACTIVITIES	-
Short term borrowings, net	-	-	(64,333)	-	(64,333)
Reinvestment reserve	-	-	(171,191)	171,191	-
Issuance of preferred shares	-	-	-	279,080	279,080
Paid subscribed capital	272,107	288,974	390,789	(951,870)	-
Changes in fair value of derivatives financial
instruments	6,411	-	5,711	(12,122)	-
Dividends paid	(96,635)	-	(351,183)	387,142	(60,676)
Other, net	-	-	-	(5,412)	(5,412)

Net cash provided by (used in) financing activities	181,883	288,974	(190,207)	(131,991)	148,659

NET INCREASE IN CASH AND CASH
EQUIVALENTS	32,330	(25,237)	(306,476)	-	(299,383)

Cash and cash equivalents at beginning of the period	4,302	26,570	374,858	-	405,730

Cash and cash equivalents at end of the period	36,632	1,333	68,382	-	106,347

GOL LINHAS AÉREAS INTELIGENTES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Statements of Cash Flows for the year ended December 31, 2004

	Parent	Issuer	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Adjustments	Consolidated

CASH FLOWS FROM OPERATING
ACTIVITIES
Net income (loss)	384,710	(517)	403,890	(403,373)	384,710
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation	-	-	21,242	10,058	31,300
Provision for doubtful accounts receivable	-	-	(213)	-	(213)
Deferred income taxes	-	-	36,860	-	36,860
Capitalized income	(27,882)	(3,244)	-	27,882	(3,244)
Changes in operating assets and liabilities
Receivables		-	(145,581)	-	(145,581)
Inventories	-	-	(7,468)	-	(7,468)
Credits with lessors	-	-	(108,500)	108,500	-
Prepaid expenses, other assets and recoverable
taxes	-	(404)	(9,859)	10,263	-
Deposits for engine maintenance	(1,205,284)	-	-	1,101,047	(104,237)
Accounts payable and long-term vendor payable	-	-	(12,169)	27,524	15,355
Air traffic liability	-	-	36,498	-	36,498
Dividends payable	60,676	-	49,735	(110,411)	-
Payroll and related charges	-	-	16,082	(16,082)	-
Sales tax an landing fees, insurance premium
payable and other liabilities	9,977	-	414,522	(428,559)	(4,060)

Net cash provided by operating activities	(777,803)	(4,165)	695,039	326,849	239,920
CASH FLOWS FROM INVESTING
ACTIVITIES
Short-term investments	-	-	(443,361)	443,361	-
Deposits for aircraft leasing contracts	-	-	-	(4,263)	(4,263)
Acquisition of property and equipment	-	-	(41,971)	-	(41,971)
Pre-delivery deposits	-	(40,203)	-	(3,244)	(43,447)
Purchase of available-for-sale securities	-	-	-	(1,386,991)	(1,386,991)
Sale of available-for.sale securities	-	-	-	943,629	943,629

Net cash used in investing activities	-	(40,203)	(485,332)	(7,508)	(533,043)

CASH FLOWS FROM FINANCING
Short term borrowings, net	-	-	79,443	-	79,443
Reinvestment reserve	-	-	(14,222)	14,222	-
Issuance of preferred shares		-	-	470,434	470,434
Paid subscribed capital	645,380	70,938	29,878	(746,196)	-
Dividends paid	136,725	-	(76,239)	(86,989)	(26,503)
Other, net	-	-	-	29,188	29,188

Net cash provided by (used in) financing activities	782,105	70,938	18,860	(319,341)	552,562

NET INCREASE IN CASH AND CASH
EQUIVALENTS	4,302	26,570	228,567	-	259,439

Cash and cash equivalents at beginning of the period	-	-	146,291	-	146,291

Cash and cash equivalents at end of the period	4,302	26,570	374,858	-	405,730