Form 20-F
period 2007-12-31
Gol Intelligent Airlines Inc.
filed 2008-04-22
CIK 1291733

As filed with the Securities and Exchange Commission on April 22, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

7.50% Senior Notes Due 2017

The number of outstanding shares of each class of stock of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2007:

202,300,255	Shares of Common Stock
94,709,463	Shares of Preferred Stock

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

Introduction	3	ITEM 8. Financial Information	82
Presentation of Financial and Other Data	4	A. Consolidated Statements and Other Financial Information	82
Special Note about Forward-Looking		B. Significant Changes	87
Statements	4	ITEM 9. The Offer and Listing	87
ITEM 1. Identity of Directors, Senior Management and Advisors	5	A. Offer and Listing Details	87
ITEM 2. Offer Statistics and Expected Timetable	5	B. Plan of Distribution	89
ITEM 3. Key Information	5	C. Markets	89
A. Selected Financial Data	5	D. Selling Shareholders	97
B. Capitalization and Indebtedness	9	E. Dilution	97
C. Reasons for the Offer and Use of Proceeds	9	F. Expenses of the Issue	97
D. Risk Factors	10	ITEM 10. Additional Information	98
ITEM 4. Information On The Company	18	A. Share Capital	98
A. History and Development of the Company	18	B. Memorandum and Articles of Association	98
B. Business Overview	19	C. Material Contracts	106
C. Organizational Structure	50	D. Exchange Controls	106
D. Property, Plants and Equipment	50	E. Taxation	108
ITEM 4A. Unresolved Staff Comments	50	F. Dividends and Paying Agents	115
ITEM 5. Operating and Financial Review and Prospects	51	G. Statement by Experts	115
A. Operating Results	51	H. Documents on Display	115
B. Liquidity and Capital Resources	69	I. Subsidiary Information	116
C. Research and Development, Patents and Licenses, etc.	72	ITEM 11. Quantitative And Qualitative Disclosures About Market Risk	116
D. Trend Information	72	ITEM 12. Description of Securities Other than Equity Securities	117
E. Off-Balance Sheet Arrangements	73	ITEM 13. Defaults, Dividend Arrearages and Delinquencies	117
F. Tabular Disclosure of Contractual Obligations	73	ITEM 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds	117
ITEM 6. Directors, Senior Management and Employees	73	ITEM 15. Controls And Procedures	117
A. Directors and Senior Management	73	ITEM 16.	118
B. Compensation	77	A. Audit Committee Financial Expert	118
C. Board Practices	78	B. Code of Ethics	118
D. Employees	79	C. Principal Accountant Fees and Services	118
E. Share Ownership	80	D. Exemptions from the Listing Standards for Audit Committees	119
ITEM 7. Major Shareholders and Related Party Transactions	80	E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	119
A. Major Shareholders	80	ITEM 17. Financial Statements	119
B. Related Party Transactions	81	ITEM 18. Financial Statements	119
C. Interests of Experts and Counsel	82	ITEM 19. Exhibits	120
		Signature	122

i

INTRODUCTION

     In this annual report, we use the terms “the Registrant” to refer to Gol Linhas Aéreas Inteligentes S.A., “Gol” or “GTA” to refer to Gol Transportes Aéreos S.A., “Varig” or “VRG” refers to VRG Linhas Aéreas S.A., and “we,” “us” and “our” to refer to the Registrant and its consolidated subsidiaries together, except where the context requires otherwise. References to “preferred shares” and “ADSs” refer to non-voting preferred shares of the Registrant and American depositary shares representing those preferred shares, respectively, except where the context requires otherwise.

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

PRESENTATION OF FINANCIAL AND OTHER DATA

     We make statements in this annual report about our competitive position and market share in, and the market size of, the Brazilian and international airline industry. We have made these statements on the basis of statistics and other information from third-party sources, governmental agencies or industry or general publications that we believe are reliable. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications. All industry and market data contained in this annual report is based upon the latest publicly available information as of the date of this annual report.

     Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

     The consolidated financial statements included in this annual report have been prepared in accordance with U.S. GAAP in reais and reflect our financial condition and results of operations as if the Registrant had been incorporated and held all of the capital stock of GTA and VRG. See “Item 10B. Memorandum of Articles of Association—Description of Capital Stock—General.” We publish our consolidated financial statements in Brazil in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP.

     We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts in respect of the year ended December 31, 2007 was R$1.771 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of December 31, 2007, as reported by the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Exchange Rates” for more detailed information regarding the translation of reais into U.S. dollars.

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

• developments in the Brazilian civil aviation infrastructure, including air traffic control, airspace and airport infrastructure, and

• the risk factors discussed under “Risk Factors.”

     The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, and the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     The following table presents summary historical consolidated financial and operating data for us for each of the periods indicated. You should read this information in conjunction with our consolidated financial statements and related notes, and the information under “—Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects.” The consolidated financial statements and related notes included elsewhere in this annual report have been prepared in accordance with U.S. GAAP.

     Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2007 have been translated into U.S. dollars at the commercial market rate in effect as of December 31, 2007 as reported by the Brazilian Central Bank of R$1.771 to US$1.00.

	Year Ended December 31,

	2003	2004	2005	2006	2007	2007

	(in thousands)
Net operating revenues:
Passenger	R$1,339,191	R$1,875,475	R$2,539,016	R$3,580,919	R$4,566,691	US$2,578,158
Cargo and other	61,399	85,411	130,074	221,098	371,640	209,812

Total net operating revenues	1,400,590	1,960,886	2,669,090	3,802,017	4,938,331	2,787,970
Operating expenses:
Salaries, wages and benefits	137,638	183,037	260,183	413,977	798,141	450,596
Aircraft fuel	308,244	459,192	808,268	1,227,001	1,898,840	1,072,004
Aircraft rent	188,841	195,504	240,876	292,548	515,897	291,253
Sales and marketing	191,280	261,756	335,722	414,597	367,866	207,681
Landing fees	47,924	57,393	92,404	157,695	273,655	154,494
Aircraft and traffic servicing	58,710	74,825	91,599	199,430	348,732	196,879
Maintenance, materials and repairs .	42,039	51,796	55,373	146,505	318,917	180,047
Depreciation	13,844	21,242	35,014	69,313	121,570	68,633
Other operating expenses	70,344	79,840	128,300	179,494	317,686	179,352
Total operating expenses	1,058,864	1,384,585	2,047,739	3,100,560	4,961,304	2,800,939
Operating income (loss)	341,726	576,301	621,351	701,457	(22,973)	(12,969)
Other income (expense):
Interest expense	(20,910)	(13,445)	(19,383)	(66,378)	(142,390)	(80,387)
Financial income (expense), net	(56,681)	24,424	115,554	163,883	265,074	149,649

Income (expense) benefits before
income taxes	264,135	587,280	717,522	798,962	99,711	56,293
Income taxes	(88,676)	(202,570)	(204,292)	(229,825)	2,802	1,582

Net income	R$175,459	R$384,710	R$513,230	R$569,137	R$102,513	US$57,875

Earnings per share, basic(1)	R$1.07	R$2.14	R$2.66	R$2.90	R$0.52	US$0.29
Earnings per share, diluted(1)	R$1.07	R$2.13	R$2.65	R$2.90	R$0.52	US$0.29
Weighted average shares used in
computing earnings per share, basic
(in thousands)(1)	164,410	179,731	192,828	196,103	198,609	198,609
Weighted average shares used in
computing earnings per share, diluted
(in thousands)(1)	164,410	180,557	193,604	196,210	198,657	198,657
Earnings per ADS, basic(2)	R$1.07	R$2.14	R$2.66	R$2.90	R$0.52	US$0.29
Earnings per ADS, diluted(2)	R$1.07	R$2.13	R$2.65	R$2.90	R$0.52	US$0.29
Dividends paid per share	R$0.16	R$0.32	R$0.60	R$0.92	R$1.40	US$0.79
Dividends paid per ADS(2)	R$0.16	R$0.32	R$0.60	R$0.92	R$1.40	US$0.79

	As of December 31,

	2003	2004	2005	2006	2007	2007

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	R$146,291	R$405,730	R$106,347	R$280,977	R$574,363	US$324,261
Short-term investments	—	443,361	762,688	1,425,369	858,438	484,637
Accounts receivable(3)	240,576	386,370	563,958	659,306	916,133	517,209
Deposits with lessors	180,916	289,416	408,776	537,835	589,665	332,900
Total assets	685,019	1,734,284	2,555,843	4,258,454	7,002,421	3,953,266
Short-term borrowings	38,906	118,349	54,016	128,304	496,788	280,465
Long-term debt	—	—	—	949,006	1,066,102	601,875
Shareholders’ equity	314,739	1,148,453	1,822,331	2,205,158	2,375,263	1,340,972

	Year Ended December 31,

	2003	2004	2005	2006	2007	2007

	(in thousands, except percentages)
Other Financial Data:
Operating margin(4)	24.4%	29.4%	23.3%	18.4%	(0.5)%	(0.5)%
Net cash provided by (used in) operating activities	R$85,235	R$239,920	R$370,858	R$547,169	R$(154,278)	US$(87,102)
Net cash used in investing activities	(39,263)	(533,043)	(818,900)	(1,250,821)	(235,204)	(132,786)
Net cash provided by financing activities	90,867	552,562	148,659	878,282	682,868	385,520

	Year Ended December 31,

	2003	2004	2005	2006	2007

Operating Data (unaudited):
Revenue passengers (in thousands)	7,324	9,215	13,000	17,447	23,690
Revenue passenger kilometers (in millions)	4,835	6,289	9,740	14,819	22,670
Available seat kilometers (in millions)	7,527	8,844	13,246	20,261	34,348
Load-factor	64.2%	71.1%	73.5%	73.1%	66.0%
Break-even load-factor	50.8%	52.5%	56.4%	59.6%	66.3%
Aircraft utilization (block hours per day)	12.8	13.6	13.9	14.2	13.8
Average fare	R$195	R$210	R$201	R$205	R$198
Yield per passenger kilometer (cents)	27.7	29.8	26.1	24.2	20.1
Passenger revenue per available seat kilometer (cents)	17.8	21.2	19.1	17.7	13.3
Operating revenue per available seat kilometer (cents)	18.6	22.2	20.1	18.8	14.4
Operating expense per available seat kilometer (cents)	14.1	15.7	15.5	15.3	14.4
Operating expense less fuel expense per available seat kilometer
(cents)	9.9	10.5	9.4	9.3	8.9
Departures	75,439	87,708	122,683	164,696	237,287
Departures per day	207	240	336	451	650
Destinations served	25	36	45	55	66
Average stage length (kilometers)	659	689	721	832	960
Average number of operating aircraft during period	21.6	22.3	34.3	50.1	88.6
Full-time equivalent employees at period end	2,453	3,307	5,456	8,840	15,722
Fuel liters consumed (in thousands)	264,402	317,444	476,725	712,881	1,177,300
Percentage of sales through website during period	57.9%	76.4%	81.3%	81.6%	80.3%
Percentage of sales through website and call center during period	74.1%	83.6%	88.7%	92.4%	90.4%
_____________________

(1)	Our preferred shares are not entitled to any fixed dividend preferences, but are instead entitled to receive dividends per share in the same amount of dividends per share paid to holders of our common shares. Consequently, our earnings (loss) per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year.

(2)	Adjusted for the ADS ratio change in December 2005, which changed the ratio of ADS per preferred share from one ADS representing two preferred shares to one ADS representing one preferred share.

(3)	In managing our liquidity, we take into account our cash and cash equivalents, our short-term investments and our accounts receivable balances. Accounts receivable consist primarily of credit card receivables for purchased passenger tickets. We provide our customers with the option to pay in installments and therefore have to a limited extent a lag between the time that we pay our suppliers and the time that we receive payment for our services.

(4)	Operating margin represents operating income divided by net operating revenues.

Selected Information Regarding the Year Ended December 31, 2007

     Our consolidated results for 2007 include the results of Varig since April 9, 2007, which limits the comparability of our results of operations in 2007 and 2006. The comparability of these periods is further reduced by our acquisition of Varig, its integration and investments in Varig in 2007, more specifically the development and implementation of Varig’s business model in order to achieve cost savings and operating and financial efficiencies at Varig, which experienced losses in 2007 and in the periods before our acquisition. We are currently in the process of improving Varig’s results and financial condition.

     To better demonstrate the development of our results of operations and operating data on a comparable basis, we present in the following table certain consolidated financial and operating data and financial and operating data excluding Varig. Gol and Varig operate in the same segment (for a detailed discussion of our results of operations and financial condition in 2006 and 2007, see Item 5 below).

	As of and for the Year Ended December 31
	2006	2007

	(in thousands of reais, unless otherwise indicated)
		Consolidated
	Consolidated	Excluding Varig	Varig	Consolidated

Income Statement Data
Net operating revenues:
Passenger	R$3,580,919	R$4,096,117	R$470,574	R$4,566,691
Cargo and other	221,098	287,503	84,137	371,640

Total net operating revenues	3,802,017	4,383,620	554,711	4,938,331
Operating expenses:
Salaries, wages and benefits	413,977	650,123	148,018	798,141
Aircraft fuel	1,227,001	1,592,280	306,560	1,898,840
Aircraft rent	292,548	389,745	126,152	515,897
Sales and marketing	414,597	308,614	59,252	367,866
Landing fees	157,695	215,978	57,677	273,655
Aircraft and traffic servicing	199,430	258,492	90,240	348,732
Maintenance, materials and repairs	146,505	248,261	70,656	318,917
Depreciation	69,313	116,205	5,365	121,570
Other operating expenses	179,494	294,358	23,328	317,686

Total operating expenses	3,100,560	4,074,056	887,248	4,961,304

Operating income (loss)	701,457	309,564	(332,537)	(22,973)

Other Financial Data
Operating margin(1)	18.4%	7.1%	(59.9)%	(0.5)%
Net cash provided by (used in) operating activities	R$547,169	R$242,822	R$(397,100)	R$(154,278)
Net cash used in investing activities	(1,250,821)	(142,024)	(93,180)	(235,204)
Net cash provided by financing activities	878,282	68,697	614,171	682,868

Other Data (unaudited):
Revenue passengers (in thousands)	17,447	21,752	1,938	23,690
Revenue passenger kilometers (in millions)	14,819	19,966	2,704	22,670
Available seat kilometers (in millions)	20,261	29,198	5,150	34,348
Load-factor	73.1%	68.4%	52.5%	66.0%
Break-even load-factor	59.6%	63.6%	84.0%	66.3%
Aircraft utilization (block hours per day)	14.2	14.2	11.7	13.8
Average fare	R$205	R$194	R$247	R$198
Yield per passenger kilometer (cents)	24.2	20.5	17.4	20.1
Passenger revenue per available seat kilometer (cents)	17.7	14.0	9.1	13.3
Operating revenue per available seat kilometer (cents)	18.8	15.0	10.8	14.4
Operating expense per available seat kilometer (cents)	15.3	14.0	17.2	14.4
Operating expense less fuel expense per available seat kilometer (cents)	9.3	8.5	11.3	8.9
Departures	164,696	208,653	28,634	237,287
Departures per day	451	572	108	650
Destinations served	55	59	20	66
Average stage length (kilometers)	832	960	1,117	960
Average number of operating aircraft during period	50.1	74.4	14.2	88.6
Full-time equivalent employees at period end	8,840	12,424	3,298	15,722
Fuel liters consumed (in thousands)	712,881	974,400	202,900	1,177,300
Percentage of sales through website during period	81.6%	80.3%	8.8%	80.3%
Percentage of sales through website and call center during period	92.4%	90.5%	n/a	90.4%
(1) Operating margin represents operating income divided by net operating revenues.

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

     The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

		Average for
	Period-end	Period	Low	High

	(reais per U.S. dollar)
Year Ended
December 31, 2003	2.889	3.060(1)	2.822	3.662
December 31, 2004	2.654	2.917(1)	2.654	3.205
December 31, 2005	2.341	2.412(1)	2.163	2.762
December 31, 2006	2.138	2.168(1)	2.059	2.371
December 31, 2007	1.771	1.930(1)	1.733	2.156

Month Ended
September 2007	1.839	1.900	1.839	1.964
October 2007	1.744	1.801	1.744	1.828
November 2007	1.784	1.770	1.733	1.850
December 2007	1.771	1.786	1.762	1.823
January 2008	1.760	1.774	1.741	1.830
February 2008	1.683	1.728	1.672	1.768
March 2008	1.748	1.708	1.670	1.748
April 2008 (through April 15)	1.682	1.704	1.682	1.753

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

     The real depreciated against the U.S. dollar by 9.3% in 2000 and by 18.7% in 2001. In 2002, the real depreciated 52.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. Although the real appreciated 11.8%, 8.7% and 20.7% against the U.S. dollar in 2005, 2006 and 2007, respectively, no assurance can be given that the real will not depreciate or be devalued against the U.S. dollar again. On April 15, 2008, the U.S. dollar/real exchange rate was R$1.682 per US$1.00. See “¯Exchange Rates.”

     Substantially all of our passenger revenue and cargo revenue and temporary investments are denominated in reais, and a significant part of our operating expenses, such as fuel, aircraft and engine maintenance services, aircraft rent payments and aircraft insurance, are denominated in, or linked to, U.S. dollars. We maintain U.S. dollar-denominated deposits and maintenance reserve deposits under the terms of some of our aircraft operating leases. For the year ended December 31, 2007, 48.7% of our operating expenses were either denominated in or linked to the U.S. dollar. In addition, the purchase price of the 101 737-800 Boeing Next Generation aircraft for which we had placed firm purchase orders as of December 31, 2007 and the 34 737-800 Boeing Next Generation aircraft for which we currently have purchase options are denominated in U.S. dollars. At the end of 2007, 69.2% of our indebtedness was denominated in U.S. dollars. While in the past we have generally adjusted our fares in response to, and to alleviate the effect of, depreciations of the real and increases in the price of jet fuel and have entered into hedging arrangements to protect us against the effects of such developments, there can be no assurance we will be able to continue to do so. To the extent we are unable to adjust our fares or effectively hedge against any such depreciation or increases in jet fuel prices, this may lead to a decrease in our profit margins or to operating losses caused by increases in U.S. dollar-denominated costs, increases in interest expense or exchange losses on unhedged fixed obligations and indebtedness denominated in foreign currency. We had total U.S. dollar-denominated future operating lease payment obligations of US$2,088.1 million (including long-term vendor payables) and US$1,343.4 million other U.S. dollar-denominated indebtedness at December 31, 2007. We may incur substantial additional amounts of U.S. dollar-denominated operating lease or financial obligations and U.S. dollar-denominated indebtedness and be subject to fuel cost increases linked to the U.S. dollar. At December 31, 2007, we had a short-term hedging program in place for our U.S. dollar-denominated operating lease obligations, our U.S. dollar-linked jet fuel expenses and our interest rate exposure.

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

     Brazil has in the past experienced extremely high rates of inflation. Brazil’s annual rate of inflation was 1.2% in 2005, 3.8% in 2006 and 7.8% in 2007 (as measured by Índice Geral de Preços—Mercado, or the IGP-M). Inflation, and certain government actions taken to combat inflation, have in the past had significant negative effects on the Brazilian economy. Actions taken to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil again experiences high inflation, we may not be able to adjust the fares we charge our customers to offset the effects of inflation on our cost structure. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm our business or adversely affect the market value of our preferred shares and, as a result, the ADSs.

Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including the ADSs and our preferred shares.

     The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including the United States, other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in the United States or emerging markets countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of the ADSs or our preferred shares, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Risks Relating to Us and the Brazilian Airline Industry

Changes to the Brazilian civil aviation regulatory framework may adversely affect our business and results of operations.

     The National Civil Aviation Agency (Agência Nacional de Aviação Civil, or “ANAC”) was created in 2005, by Law No. 11,182, replacing the Civil Aviation Department (Departamento de Aviação Civil, or “DAC”), an organization that was subordinated to the Air Force Command of the Ministry of Defense, and was responsible, prior to ANAC, for coordinating and supervising Brazilian civil aviation (coordinating and supervising air transportation services and aviation and ground infrastructure).

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

     Law No. 11,182 promotes private enterprises in civil aviation. Some recent resolutions enacted by ANAC have modified the agency’s structure in order to decentralize its controlling function.

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

     In recent years, the DAC and since 2006 the ANAC have actively monitored developments in Brazil’s airline market and have taken certain restrictive measures that have helped to restore greater stability to the industry. For example, the ANAC, together with the other Brazilian regulatory authorities, addressed overcapacity by establishing stricter criteria that must be met before new routes or additional flight frequencies are awarded. Our growth plans contemplate expanding into new markets, increasing flight frequencies and operating considerably more than our existing fleet. As such, our ability to grow generally depends on receiving the required authorizations from ANAC and COTAC. We cannot assure you that future authorizations will be granted to us. If the Brazilian civil aviation framework changes in the future, or ANAC implements increased restrictions, our growth plans and our business and results of operations could be adversely affected.

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

     Technical and operational problems in the Brazilian civil aviation infrastructure, including air traffic control systems, airspace and airport infrastructure may have a material adverse effect on our business, our results of operations and our growth strategy.

     From the last quarter of 2006 through a large part of 2007, technical and operational problems in the Brazilian air traffic control management and systems led to extensive flight delays, higher than usual flight cancellations and airport congestions and negatively affected our punctuality and operating results. In addition, we are dependent on improvements in the coordination and development of Brazilian airspace control and airport infrastructure, which, mainly due to the large growth in civil aviation in Brazil in recent years, require substantial improvements and government investments. If the measures taken by the Brazilian government and regulatory authorities do not prove sufficient or effective, air traffic control, airspace management and sector coordination-related difficulties might reoccur or worsen, which might have a material adverse effect on our business, our results of operations and our growth strategy.

We operate in a highly competitive industry.

     Gol and Varig face intense competition on domestic routes in Brazil from scheduled airlines and charter airlines. The Brazilian aviation authorities may also permit new entrants in our market. In addition to competition among scheduled airline companies and charter operators, the Brazilian airline industry faces competition from ground transportation alternatives, such as interstate buses. Gol and Varig may also face competition from international airlines as they introduce and expand flights between Brazil and other South American destinations. On South American routes, Gol and Varig compete with South American and international airlines with a larger international flight network and fleet and a larger market share than that of Gol and Varig.

     Our existing competitors or new entrants into the markets in which we operate may undercut our fares, increase capacity on their routes in an effort to increase their market share or attempt to conduct low-fare or low-cost airline operations of their own. In any such event, we cannot assure you that our level of fares or passenger traffic would not be adversely affected and would not have an adverse impact on our business and results of operations.

A failure to successfully implement our growth strategy would harm the market value of the ADSs and our preferred shares.

     Our growth strategy involves expanding the number of markets we serve and increasing the frequency of flights to the markets we currently serve. Increasing the number of markets we serve and our flight frequencies necessitates that we identify the appropriate geographic markets upon which to focus and to gain suitable airport access and route approval in these markets. There can be no assurance that the new markets we enter will provide passenger traffic that is sufficient to make our operations in those new markets profitable.

     Two of the airport facilities from which we operate, Santos Dumont in Rio de Janeiro and Congonhas in São Paulo, have limited landing slots available and airport capacity is at or near maximum capacity. Four of the airports from which we operate, Juscelino Kubitschek in Brasília, Santos Dumont, Congonhas and Guarulhos International Airport, are subject to slot restrictions limiting the number of landings and take offs at these airports and when they can be made. Any condition that would prevent or delay our access to airports or routes that are vital to our growth strategy, including the ability to process more passengers or the imposition of flight capacity restrictions or our inability to maintain our existing slots, and obtain additional slots, at the Juscelino Kubitschek, Santos Dumont, Congonhas and Guarulhos airports, would constrain the expansion of our operations. In addition, we cannot assure that any investments will be made by the Brazilian government in the Brazilian aviation infrastructure to permit a capacity increase at busy airports and consequently additional concessions for new slots to airlines.

     In addition, the introduction and expansion of flights between Brazil and other destinations outside of Brazil require the availability of flight capacity in compliance with, the criteria set forth in bilateral treaties between Brazil and other South American countries governing cross-border air travel. To the extent that there is no available capacity or we cannot comply with the criteria contained in these treaties, our plans to introduce additional flights between Brazil and other destinations outside of Brazil could be constrained. In addition, our plans to further expand our operations into other South American countries would be adversely affected by political, economic and social conditions in those countries.

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

Our investment in Varig may not generate the expected benefits.

     In the second quarter of 2007, we purchased VRG, a company with route and airport operating rights, the Varig brand and the Smiles mileage program. Varig’s results of operations are highly sensitive to competitive conditions in the Brazilian domestic and international air travel markets. Varig has been historically significantly less profitable than Gol. Varig has experienced losses in recent periods and its losses may continue for an indeterminate period. Additionally, in case we do not receive or receive with delay the approval of the VRG acquisition by CADE, we may not be able to fully utilize potential operational, financial, tax and revenue synergies from the consolidated operations of Gol and Varig. We may not be able to achieve the cost savings and other improvements we seek at Varig, and our failure to do so would adversely affect our consolidated operating margins and results of operations.

We may be subject to increased litigation risks related to the operations of VRG’s predecessor company.

     Even though the Brazilian bankruptcy laws protect us from any risks related to the legal succession of VRG’s predecessor company, we cannot foresee the number and amount of contingencies relating to lawsuits making claims related to that succession. After our acquisition of VRG, we experienced a significant increase in legal proceedings, especially proceedings related to labor claims of VRG’s predecessor company. In 2007, more than 80% of our labor proceedings were related to VRG’s predecessor company. We cannot foresee the outcome of these proceedings and the amounts of any additional probable disbursements, which may adversely affect our consolidated operating margins and results of operations. In addition, although we believe we have adequately recorded all of the probable contingencies related to the VRG acquisition, we cannot assure you that countries other than Brazil will recognize the protections we have under the Brazilian bankruptcy laws and that we will not be held responsible for liabilities of the former Varig group.

We have significant fixed costs, and we will incur significantly more fixed costs that could hinder our ability to meet our strategic goals.

     We have significant fixed costs, relating primarily to operating leases for our aircraft and engines, of which leases for four aircraft have floating-rate rent payments based on LIBOR or U.S. interest rates. As of December 31, 2007, we had commitments of R$8.2 billion to purchase 101 additional Boeing 737-800 Next Generation aircraft, based on aircraft list prices, although the actual price payable by us for the aircraft will be lower due to supplier discounts. As of December 31, 2007 we had US$1,842.7 million in long-term indebtedness. We expect that we will incur additional fixed obligations and debt as we take delivery of the new aircraft and other equipment to implement our growth strategy.

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

     We currently finance our aircraft principally through operating leases. As a result of our firm purchase orders to purchase 101 Boeing 737-800 Next Generation aircraft (as of December 31, 2007), in the future we expect to own a larger portion of our fleet as well as continue to lease aircraft through principally long-term operating leases. The firm purchase orders represent a significant financial commitment for us. In 2007, we financed and we intend to finance a portion of our new Boeing 737-800 NG aircraft with a commitment we received from the Export-Import Bank of the United States providing guarantees covering 85% of the aggregate purchase price for the firm purchase order aircraft. While we expect that the guaranty from the U.S. Export-Import Bank will assist us in obtaining low-cost financing for the purchase of the firm purchase order aircraft, we may be required to use our own cash resources for the remaining 15% of the aggregate purchase price for the firm purchase order aircraft. As of December 31, 2007, we had R$1,432.8 million of cash, cash equivalents and short-term investments in overnight deposits and deposit certificates of highly-rated Brazilian banks and marketable securities, mainly highly-rated Brazilian government bonds. If the value or liquidity of these investments were to decrease, or we do not have sufficient cash resources, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would have an adverse impact on the execution of our growth strategy and business and could have an adverse impact on our results of operations.

Substantial increases in fuel costs or the unavailability of sufficient quantities of fuel would harm our business.

     Fuel costs, which have recently been at historically high levels, constitute a significant portion of our total operating expenses, accounting for 38.3% of our operating expenses for the year ended December 31, 2007. Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. In the event of an international or local fuel supply shortage, our fuel prices may increase.

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

     One of the key elements of our current business strategy is to save costs by operating a simplified aircraft fleet. After extensive research and analysis, we chose the Boeing 737-700/800 Next Generation aircraft and CFM 56-7B engines from CFM International to serve our short haul routes. In light of our firm purchase orders to purchase 101 Boeing 737-800 Next Generation aircraft as of December 31, 2007 and options to purchase an additional 34 Boeing 737-800 Next Generation aircraft, we expect to continue to rely on Boeing and CFM International into the foreseeable future. If either Boeing or CFM International were unable to perform their contractual obligations, we would have to find another supplier for a similar type of aircraft or engines. While we await the delivery of our new 737-800 Next Generation aircraft, we are currently using 28 Boeing 737-300 aircraft to help meet our short-term capacity needs caused by the VRG acquisition and by higher than expected demand for our air travel services in Brazil and South America experienced in 2006 and 2007.

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

We rely on maintaining a high daily aircraft utilization rate to increase our revenues and reduce our costs. High aircraft utilization also makes us vulnerable to delays.

One of the key elements of our business strategy is to maintain a high daily aircraft utilization rate on our short haul operations. High daily aircraft utilization allows us to generate more revenue from our aircraft and dilute our fixed costs, and is achieved in part by operating with quick turnaround times at airports so we can fly more hours on average in a day. Our rate of aircraft utilization could be adversely affected by a number of different factors that are beyond our control, including, among others, air traffic and airport congestion, adverse weather conditions and delays by third-party service providers relating to matters such as fueling and ground handling.

High aircraft utilization increases the risk that if an aircraft falls behind schedule during the day, it could remain behind schedule during the remainder of that day and potentially the next day, which can result in disruption in operating performance, leading to passenger dissatisfaction related to delayed or cancelled flights and missed connections.

Our reputation and financial results could be harmed in the event of an accident or incident involving our or other Brazilian airline’s aircraft or our aircraft type.

Accidents or incidents involving our aircraft could involve significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent loss from service. We are required by ANAC and lessors of our aircraft under our operating lease agreements to carry liability insurance. Although we believe we currently maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate and we may be forced to bear substantial losses in the event of an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident involving our aircraft, even if fully insured, or an accident or incident involving Boeing 737 Next Generation aircraft, Boeing 767 aircraft or the aircraft of any other Brazilian airline could cause negative public perceptions about us or the Brazilian air transport system are less safe or reliable than other airlines, which would harm our business and results of operations.

Our controlling shareholder has the ability to direct our business and affairs and its interests could conflict with yours.

Our controlling shareholder has the power to, among other things, elect a majority of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations, dispositions, and the timing and payment of any future dividends, subject to minimum dividend payment requirements imposed under the Brazilian corporation law. Although you are entitled to tag-along rights in connection with a change of control of our company and you will have specific protections in connection with transactions between our controlling shareholder and related parties, our controlling shareholder may have an interest in pursuing acquisitions, dispositions, financings or similar transactions that could conflict with your interests as a holder of the ADSs or our preferred shares.

Risks Relating to the ADSs and Our Preferred Shares

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented 43.3% of the aggregate market capitalization of the BOVESPA as of December 31, 2007. The top ten stocks in terms of trading volume accounted for 51.0%, 46.4% and 41.5% of all shares traded on the BOVESPA in 2005, 2006 and 2007, respectively.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

The Registrant was formed on March 12, 2004 as a sociedade por ações, a stock corporation duly incorporated under the laws of Brazil with unlimited duration. The Registrant’s material assets consist of the shares of GTA and VRG, three offshore finance subsidiaries, cash and cash equivalents and short-term investments. The Registrant owns all of Gol’s shares, except for shares held by members of Gol’s boards of directors for eligibility purposes, and VRG’s shares, through its wholly owned subsidiary GTI, except for one share held by one of its officers. Our principal executive offices are located at Rua Gomes de Carvalho 1629, 04547-006 São Paulo, SP, Brazil, and our general telephone number is +55 11 3169-6003. The telephone number of our investor relations department is +55 11 3169-6800. Our website address is www.voegol.com.br. Investor information can be found on our website under the caption “Investor Relations.” Information contained on our website is not incorporated by reference in, and shall not be considered a part of, this annual report.

Capital Expenditures

For a description of our capital expenditures, see below “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B. Business Overview

We are one of the world’s leading low-cost carriers and one of South America’s leading airlines. We serve the largest number of destinations in the Brazilian air passenger transportation market, with a 45% domestic market share and a 44% domestic seat capacity share at the end of 2007. We operate our passenger air transportation business through our subsidiaries GTA (which operates the Gol brand) and VRG (which operates the Varig brand).

Gol operates based on a low-cost, low-fare business model, with a single class of service in the Brazilian domestic market and South America. It is the fourth largest low-cost airline in the world, in terms of passengers transported in 2007 and the only low-fare low-cost airline providing frequent service on routes connecting all of Brazil’s major cities and also to major cities in South America. Gol’s affordable, reliable and simple service and its focus on markets that were either underserved or did not have a lower-fare alternative has led to a strong awareness of its brand and a rapid increase in its market share, while allowing it to maintain one of the lowest operating costs in the airline industry worldwide. Gol’s vision is to be recognized as the airline that popularized high-quality, low-fare air transportation in South America.

Varig offers flights with single and dual class services to domestic and South American destinations. Varig’s services focus on business travelers and emphasize business-oriented schedules and destinations, with differentiated onboard services and VIP lounges at principal airports. Varig offers the most legroom in a single class configuration of all Brazilian domestic airlines. On certain domestic and international routes, it also offers business/comfort class service. Varig focuses on competing in specific high-demand markets with comparable services at low prices. Varig’s vision is to be recognized as the Brazilian airline that offers high quality air travel services to its customers.

Our Smiles loyalty program is one of the largest airline loyalty programs in Latin America. The Smiles program started in June 1994 and currently has over five million members.

For the year ended December 31, 2007 we had net revenues of R$4.9 billion and net income of R$102.5 million. During the same period, Gol contributed R$4,096.1 million in passenger revenues and Varig contributed R$470.6 million passenger revenues. Ancillary and other revenues represented 7.5% of our consolidated revenues.

Our strategy is to increase the size of the market by attracting new passengers through the combination of Gol’s and Varig’s flight networks, a modern aircraft fleet, targeted marketing, a variety of attractive ancillary businesses such as our loyalty program (Smiles), air cargo services (Gollog) and through a variety of payment mechanisms (including Voe Fácil) designed to make the purchase of our tickets easier for customers in lower income classes.

In April 2007, we acquired VRG in order to improve our position within the highly competitive Brazilian and Latin American passenger transportation industry over the long-term. VRG is a company formed from assets of the former Varig group, which sought bankruptcy protection in June 2005. Varig’s route and airport operating rights permit us to expand our activities in Brazil and South America, while the acquisition also provided us the possibility of extending our services beyond South America to intercontinental markets. The combination of Gol and Varig created a Brazilian airline group with a large and broad passenger base. Varig operates primarily with a single-class service with increased travel comfort and the most legroom of any Brazilian airline, prioritizing corporate clients and business traveler destinations and schedules between the main economic centers of Brazil. On some flights, Varig offers a business/comfort class. Varig operates one of the largest airline loyalty programs in Latin America (Smiles). To improve Varig’s efficiency, in 2007, we increased our investment in fleet modernization, launched service to new markets and implemented our concepts of efficient administration, asset optimization, intensive use of technology, transparency, innovation and employee motivation. Varig’s new and efficient operating model allows it to offer high standards of customer service at reduced costs. We expect to further integrate Gol’s and Varig’s operations after the acquisition is approved by the CADE, which approval we expect to receive in the first semester of 2008. The launch and integration of Varig’s operations, however, has in 2007 and may in the near term lead result in lower profitability.

Gol has flown over 77 million passengers since beginning operations in 2001 and, according to the ANAC, Brazil’s civil aviation authority, our consolidated share of the domestic market, based on revenue passenger kilometers, grew from 4.7% in 2001 to 44.6% in December 2007. Our consolidated share of the international market served by Brazilian carriers, based on revenue passenger kilometers transported by Brazilian airlines, grew from 3.1% in 2005 (Gol’s first full year operating international flights) to 28.8% in December 2007.

As of the end of 2007, Gol offered over 590 daily flights to 59 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay. As of that date, Varig offered over 115 daily flights to 12 destinations in Brazil, and to nine to international destinations in South America and Europe. In line with our objective of making VRG accretive to our consolidated business, we decided in 2008 to concentrate Varig’s international route network in South America and discontinue service to other international destinations operated. Varig’s status as a flag carrier permits us to explore future opportunities to operate in attractive international markets beyond South America.

We have kept our operating costs low principally by maintaining a simplified and modern aircraft fleet. We are dedicated to having a modern fleet, which we expect under our current fleet plan will have an average age of less than 6 years at the end of 2009. At December 31, 2007, our standardized fleet of Boeing 737 narrow body and 767 wide body aircraft had an average age of 9.0 years (7.0 years for Gol and 13.6 years for Varig), one of the lowest in South America. In 2007, our combined fleet grew 63%, including a 44% increase in Varig’s fleet. As of the end of 2007, we operated 99 single-class Boeing 737 aircraft and seven dual-class Boeing 767 aircraft. As of that date, we had firm purchase orders with The Boeing Company for 101 737-800 Next Generation aircraft, and we have options to purchase an additional 34 737-800 Next Generation aircraft. Currently, we have nine firm purchase orders for aircraft deliveries scheduled in 2008, 15 in 2009, 16 in 2010, 12 in 2011 and 49 after 2011. To meet our capacity requirements, we took in 2007 delivery of 34 Boeing 737 aircraft (15 with Boeing’s short field performance-SFP) under operating and finance leases with lease terms between one and twelve years and seven Boeing 767 aircraft under operating leases with lease terms between one and seven years.

We have a diversified revenue base, with customers ranging from business passengers traveling between densely populated cities in Brazil and internationally, to leisure passengers traveling to destinations throughout Brazil and to our international destinations. We carefully evaluate opportunities to continue the growth of our business through increasing the frequency of flights to our existing high-demand markets and adding new routes in Brazil and to South America.

We generate ancillary revenues from our branded businesses operating air cargo services (Gollog), frequent flyer program (Smiles) and installment payment mechanisms (Voe Fácil), which help stimulate demand. Each of these businesses attracts a specific customer segment, adds strong brand recognition to our business and creates customer loyalty. In 2007, these revenues represented 7.5% of our consolidated revenues, an increase of 68.1% as compared to 2006.

We were one of the first Latin American companies to give the relevant officer certifications under Section 404 of the U.S. Sarbanes Oxley Act of 2002 regarding internal controls over financial reporting. The 2007 certifications are included as Exhibits 12.1 and 12.2 to this Annual Report.

Our Competitive Strengths

Our principal competitive strengths are:

We Keep Our Operating Costs Low. Gol’s cost per available seat kilometer for the year ended December 31, 2007 was R$14.44 cents, or US$7.41 cents. We believe that Gol’s cost per available seat kilometer for the year ended December 31, 2007, adjusted for the average number of kilometers flown per flight, was over the year the lowest in the domestic market, based upon our analysis of data collected from publicly available information. We have since the VRG acquisition reduced and intend to further reduce Varig’s cost per available seat kilometer.

Our business model is based on and our low operating costs are the result of being innovative and using best practices adopted from leading low-cost carriers to improve our operating efficiency, including:

Efficient use of aircraft. During 2007, Gol’s Boeing 737 aircraft and Varig’s Boeing 737 and 767 aircraft averaged utilization of 14.2 and 11.7 block hours per day, respectively. Gol had the highest aircraft utilization rate in the South American airline industry, and among the highest worldwide, according to company public filings. We achieve high aircraft utilization rates by operating a new fleet that requires less maintenance down time, having a fast turnaround of our aircraft between flights and operating more flights per day per aircraft than our competitors on short haul routes. The fast turnaround time for our aircraft between flights, which averaged 38 minutes in 2007 in the domestic market, minimizes connection times for our passengers, and was affected by the industry-wide air traffic and airport bottlenecks experienced in the Brazilian airline industry during the year. Our aircraft flew seven domestic flight legs a day in 2007, the highest number of flight legs in the domestic market. As part of our aircraft utilization strategy, Gol introduced night flights on certain routes in December 2003 at very low fares to increase utilization, generate higher load factors and stimulate demand. Our night flights, which have generated a load factor higher than that of our other flights, have enabled us to make a portion of our fleet productive practically 24 hours per day. We also offer air cargo services on our flights to generate incremental revenue from space in the stronghold sections of our aircraft that would otherwise remain unutilized.

Operation of a young and simplified fleet. At December 31, 2007, our operating fleet of 99 Boeing 737 narrow body and 7 Boeing 767 wide body aircraft made up one of Latin America’s largest and youngest fleets, with an average age of 9.0 years (7.0 years for Gol’ Boeing 737 aircraft and 13.6 years for Varig’s Boeing 737 and 767 aircraft). We plan to return our Boeing 737-300 and 767-300 aircraft in 2008, and exclusively use Boeing 737 NG aircraft. Having a fleet with few aircraft types reduces inventory costs, as fewer spare parts are required, and reduces the need to train our pilots to operate different types of aircraft. In addition, keeping the number of types of aircraft we operate to a minimum simplifies our maintenance and operations processes. While our focus on having the lowest operating costs means that we will periodically review our fleet composition to ensure that it is achieving our low-cost goals, any decision we may make to introduce and maintain a new fleet type will be made only after carefully weighing the performance and profitability benefits of doing so against the emphasis we place on maintaining simplified operations. With our 101 firm purchase orders as of December 31, 2007, and purchase options of 34 additional Boeing 737-800 Next Generation aircraft, we expect to be able to further decrease the age of our fleet, and therefore increase efficiency and better control maintenance costs. We are able to serve all our markets in Brazil and South America with our Boeing 737 aircraft fleet.

Flexible and efficient operating approach. We always seek the most cost-effective way of providing our services to our customers without compromising quality and safety. We constantly evaluate our operations to see if sensible cost-savings opportunities exist. As a result, we outsource the work that can be done properly and more efficiently by third parties and we keep in-house the tasks that our employees can do more cost-efficiently. We get competitive rates for the outsourced services by negotiating multi-year contracts at prices that are fixed or subject only to periodic increases linked to inflation. With our phased maintenance system for Boeing 737 aircraft (which represented 93% of our combined fleet as of December 31, 2007) we are able to perform maintenance work every day without sacrificing aircraft revenue time and to schedule preventive maintenance with more regularity and around the utilization of our aircraft, which helps to maintain high levels of block hours per day and reduce costs. Furthermore, our state-of-the-art aircraft maintenance center at the airport of Confins in the State of Minas Gerais enables us to internalize aircraft heavy maintenance work to reduce maintenance costs and we expect to expand it during 2008 to provide service to our expanding fleet and, in the future, to third party operators.

Efficient use of distribution channels. Our effective use of technology helps us to keep our costs low and our operations highly scaleable and efficient. We seek to keep our distribution channels streamlined and convenient so as to allow our customers to interact with us via the Internet. In 2007, Gol booked a significant majority of its ticket sales through a combination of its website (80.3%) and its call center (10.1%) . In addition, our customers can check in for their flights online and by web-enabled cell phones. As a result of our emphasis on low-cost distribution channels, we were in 2007 one of the largest e-commerce companies in Brazil with R$4.3 billion in gross ticket sales on our website, more than any other airline company in Brazil. We enjoy significant cost savings associated with automated ticket sales, which makes the selection of travel options more convenient for our customers. We estimate that our distribution costs using our online ticket sales system is 77% lower than our distribution costs involving more traditional means, such as the Global Distribution System, or GDS. In addition, like other low-cost carriers, all travel on Gol flights is ticketless. The elimination of paper tickets saves paper costs, postage, employee time and back-office processing expenses. Also, Gol does not need to maintain physical ticket sales locations outside of airports. For the Varig brand, we rely on more traditional sales channels such as GDS, call centers and airport facilities. In 2007, Varig booked 8.8% of its sales on its website, which was re-launched in October 2007.

We Stimulate Demand for Our Services. We believe that through our differentiated services we provide the best value in our markets and create demand for air travel services. Gol’s average fares are lower than the average fares of our domestic competitors. We identify and stimulate demand among both business and leisure passengers for air travel that is safe, convenient, simple and is a reasonably priced alternative to traditional air, bus and car travel. By combining low fares with simple and reliable service, Gol has successfully increased its market share, strengthened customer loyalty and is attracting a new group of air travelers in our markets. These new travelers did not previously consider air travel due to the higher prices and more complicated sales procedures that preceded our entry into the market. For example, Gol night flights, which are offered at highly competitive fares, have proven to be very successful, generating load factors higher than that of its other flights. We believe Gol night flights attract passengers who previously relied upon bus or car travel and who have now become air travel customers. We estimate that on average, approximately 6% of the customers on Gol’s flights are either first-time flyers or have not flown for more than one year. The VRG acquisition gives us the ability to diversify our service offering, and it provides us opportunities to explore the opportunity to operate intercontinental flights in the future. We also stimulate demand for our ancillary businesses like Gollog and Smiles. We have developed and will further develop flexible payment mechanisms such as debit payments and long-term installment payments (Voe Fácil), with which we expect to increase our potential market and customer base to broader income classes and which enable us to further penetrate markets and customers. Our strong market position and strong brand recognition allow us to increasingly influence and stimulate this demand. Our firm order for 101 new Boeing 737-800NG aircraft as of December 31, 2007, which has an increased seat capacity of 187 passengers, will enable us to increase our capacity in the key markets in which we operate.

We Have Strong Brands that are Widely Recognized Among Consumers, Suppliers and Investors. We believe that the Gol brand has become synonymous with innovation and value in the airline industry. Our customers identify Gol as being safe, accessible, friendly, fair and reliable and distinguish Gol in Brazil’s domestic airline industry on the basis of its modern and simplified approach to providing air travel services. The Varig brand is one of the best-known in our industry, with a history of over 80 years. In October 2007, we launched Varig’s new visual identity as part of our strategy to use brand segmentation to better target all customer segments. The new Varig brand is intended to represent rational, value-oriented air travel service without excessive costs. Our Smiles, Gollog and Voe Fácil brands give us valuable customer recognition in various businesses and create a tool for brand diversification for us. Our success at promoting awareness of our brands has earned us recognition from our customers, suppliers, the investment community and the marketing industry in Brazil.

We Have a Strong Financial Position and Access to the Financial Markets. We have focused on maintaining a strong financial position with significant cash balances. As of December 31, 2007, we had R$574.4 million of cash and cash equivalents, R$858.4 million of short-term investments, R$916.1 million of accounts receivable and R$589.7 million of U.S. dollar denominated deposits for aircraft leasing and aircraft engine maintenance contracts, representing a total of R$2,938.6 million. As of December 31, 2007, our debt to capitalization ratio was 57.9% . To finance our operations and capital expenditures, we issued in 2007 in the international markets US$225 million of senior notes due in 2017 and US$200 million of perpetual notes in 2006. We have long-term financings with the BNDES, the Banco de Desenvolvimento de Minas Gerais (BDMG), the International Finance Corporation (IFC),the Private Export Funding Corporation (PEFCO) and commercial banks as well as a committed aircraft pre-delivery payment (PDP) loan facility from eight banks.

We Actively Manage Risk. We actively monitor movements in fuel prices, foreign exchange rates and interest rates to reduce our earnings volatility. We have the ability to adjust our fares to compensate for changes in fuel prices and the exchange rate of the real versus the U.S. dollar. Our general policy is to hedge on a short and medium term basis a majority of the fuel we expect to consume and our U.S. dollar exchange rate exposure, so as to minimize the effects of adverse changes in the fuel or foreign exchange markets. As part of our risk management program, we establish exposure limits, hedge ratios, instruments and programmed price triggers. We use a variety of financial instruments, including petroleum call options, petroleum fixed-price swap agreements, and foreign currency forward contracts. We do not hold or issue derivative financial instruments for trading purposes. As there is not a futures market for Brazilian jet fuel, we use international crude oil derivatives to hedge our exposure to increases in fuel prices. In addition, we believe that our corporate-wide high standards of internal control reduce our risk exposure.

We Have a Motivated Workforce and a Proven Management Team. We benefit from a highly motivated workforce that brings enthusiasm to air travel and a commitment to high standards of friendly and reliable quality service which we believe distinguishes us in our markets. We believe that the positive comments from our customers in satisfaction surveys is directly related to the priority our employees place on delivering top quality customer service. We invest significant time and resources into carefully developing the best training practices and selecting individuals to join our team who share our focus on ingenuity and continuous improvement. We conduct ongoing training programs that incorporate industry best practices and encourage strong and open communication channels among all of the members of our team so that we can continue to improve the quality of the services we provide. We also motivate our workforce by providing profit sharing to all our employees and stock options to our management employees. Our controlling shareholder has been operating in the Brazilian passenger transportation market for over 50 years, and our top managers have an average of approximately 25 years of experience in the Brazilian passenger transportation industries. This experience has helped us to develop the most effective elements of our low-cost model.

Our Strategy

We are committed to our strategy of profitable growth based on a highly efficient operating structure and high quality customer service, and offering the best in air travel: new, modern aircraft, frequent flights in major markets and an expanding integrated route system. We intend to remain focused on our low-cost business model while continuing to grow, innovate and provide the highest quality service through both our Gol and Varig brands. We intend to focus on flights to markets that offer attractive returns to us. In addition, we expect to further stimulate customer demand by continuing to offer differentiated air travel service while maintaining a high standard of quality and safety. We will strive to keep our operating costs low and continually pursue ways to make our operations more efficient. Our objectives are to provide the best travel value in the markets we serve, to encourage people to fly by making air travel accessible in our markets, and to further increase the size of the air travel market.

We will continue to evaluate opportunities to expand our operations by (i) adding additional flights to existing high-demand routes and night flight domestic routes, (ii) adding new domestic routes to where sufficient market demand exists or where we believe we can stimulate demand, (iii) expanding into other high-traffic centers in other South American countries, (iv) developing ancillary revenues in activities related to air transportation and (v) seeking opportunities to grow through acquisitions, joint ventures and airline partnerships, including code share and interline arrangements. The VRG acquisition provides us opportunities to explore synergies resulting from gains in efficiency, quality and competitiveness.

Gol’s vision is to be recognized by 2010 as the airline that popularized high-quality, low-fare air transportation in South America. Varig’s vision is to be recognized as the Brazilian airline that offers high quality passenger air travel services to its customers. The following are the key elements of our strategy:

To Expand Our Customer Base by Offering Services on High-Demand Routes. In planning the growth of our business, we will continue to establish bases, select our routes and build the frequency of our service based upon the extent and type of demand in the regions we serve in Brazil and internationally. Gol is committed to popularizing air travel, making low-fare flights more accessible to a larger portion of the population, including business travelers from small and medium-sized companies, a growing customer base that tends to be price sensitive. Varig offers mostly direct flights, more legroom, differentiated on board service, VIP lounges and one of the largest airline loyalty programs in Latin America (Smiles), allowing us to increase our focus on corporate clients and business travelers. We will continue to carefully evaluate opportunities to meet demand for leisure travel by offering more seats at lower fares, expanding flight frequencies on existing routes, expanding successful night flight services and adding additional routes that contribute to our network and for which we perceive a market demand.

We believe that the same business model and route management techniques that we have successfully introduced in Brazil to help popularize air travel can also be used to capture market share and stimulate demand for air travel internationally, especially in South America. We are pursuing opportunities to offer flights on routes between Brazil and select cities in other South American markets where growth opportunities exist and where the new destinations fit into our integrated flight network. By offering these international flights with connections integrated in our network, we create opportunities for incremental traffic, feeding our network and increasing our overall load factor and supporting our strategy of expanding our network and stimulating demand for our services.

In recent years we entered into various partnerships in the form of code share and interline arrangements with a number of international airlines. We intend to further increase our international feeder network by entering into partnerships with large international air carriers or by joining a global airline alliance. These partnerships are crucial to the increase of our load factors. In addition, we expect the modernized New Skies reservation system to allow Gol the booking of tickets through code share arrangements, which should substantially increase our partnership options.

To Stimulate Demand. Gol’s widely available low fares and low frills service is designed to popularize air travel and stimulate demand, particularly from fare-conscious leisure travelers and small to mid-size business travelers who might otherwise have used alternative forms of transportation or would not have traveled at all. In addition, as part of our strategy to use brand segmentation to better target all customer segments. A key element of our strategy is our young fleet of new Boeing 737-800 aircraft with increased seat capacity, which allows Gol to distribute our operating costs over a higher number of available seat kilometers, therefore allowing it to offer more seats at lower fares. We will also continue to provide our customers with flexible payment mechanisms, such as debit payments, credit card installment payments and monthly installment payments in the form of direct credit. For example, we launched in November 2005 the Voe Fácil (“Fly Easy”) Gol Program, which allows qualifying customers to pay for airline tickets in up to 36 monthly installments as an innovative new way to purchase airline tickets, especially designed to make the purchase of our tickets easier for customers from lower income classes. At December 31, 2007, over 700,000 customers had registered for Gol’s Voe Fácil program.

To Reduce Operating Costs and Improve Operating Efficiency. Continuing to reduce our operating costs per available seat kilometer is a key to increasing profitability. We aim to remain one of the lowest cost airlines in the world. We have worked toward achieving this goal by assembling a new fleet of young aircraft that is capable of safely and reliably accommodating a high utilization rate, incurs low maintenance costs and is fuel-efficient. We are also working to achieve this goal by using our aircraft efficiently, concentrating on minimizing our turnaround times at airports and maintaining a high number of daily flights per aircraft. We will also continue to utilize technological innovations wherever possible to reduce our distribution costs and improve our operating efficiency. We expect to benefit from economies of scale and reduce our average cost per available seat kilometer as we add aircraft to an established and efficient operating infrastructure. We are applying Gol’s best business practices to Varig’s operations, adjusted only in specific areas of Varig’s service-oriented concept, like more legroom, differentiated onboard service, ticket distribution channels and the offering of VIP lounges. We have since the acquisition reduced and intend to further reduce Varig’s cost per available seat kilometer through fleet modernization, renegotiation of Varig’s supplier agreements and other cost-reducing measures. With the VRG acquisition and the growth of our ancillary businesses Gollog, Smiles, Voe Fácil and Gol Negócios, we intend to further centralize certain administrative, maintenance and overhead cost and create synergies in efficiency, quality and competitiveness gains. Our system of phased maintenance for Boeing 737 aircraft allows us to perform maintenance work every day without sacrificing aircraft revenue time and to better set the timing of heavy maintenance so as to help maximize aircraft utilization and to further reduce our maintenance costs. By performing our structural aircraft maintenance in our new Aircraft Maintenance Center in Confins, in the State of Minas Gerais, we believe we achieve greater control over maintenance costs. We are currently expanding our Aircraft Maintenance Center in order to provide maintenance services to our growing fleet. With the acquisition of 101 new and fuel efficient Boeing 737-800 Next Generation aircraft (as of December 31, 2007) through 2014, we will further reduce the average age of our fleet, increase the number of available seat kilometers per aircraft and therefore increase operating efficiency and potentially lower our operating costs.

To Offer Attractive Services to a Variety of Customer Segments. The main customer segments in the Brazilian airline industry are business travelers, representing 56% of the total travelers according to our internal data with the remainder being leisure travelers and occasional travelers who are more price sensitive. Our strategy is focused on all these groups, with Gol’s business model being more suitable to the more price sensitive groups, and with Varig’s business model being more attractive to business travelers, who value higher travel comfort and service levels and flight service during peak business hours. We believe that Gol is perceived by our customers as providing attractive, simple and convenient services, at excellent value at low fares and acting as a catalyst for changing the way the Brazilian airline industry works. In addition to offering low fares, our strategy is to make flying a simpler, more convenient experience. We have achieved this objective largely through the elimination of unnecessary extras and common-sense applications of technology. We encourage our customers to use the Internet not only to make reservations, but also to make many of the arrangements from the comfort of their home or office that they would otherwise have to make at crowded airports or airline ticket offices, such as checking in and selecting seat assignments. We provide free shuttle service between airports and drop-off zones on selected routes. Gol offers customers a single-class in the Brazilian domestic routes, pre-assigned seating flights, does not overbook flights and provides designated female lavatories. Gol’s strategy will be to continue to seek ways to make the Gol brand signify simplicity and convenience in the minds of air travelers. Varig has the most legroom of any Brazilian airline in a single class service, offers a business/comfort class for certain routes, and emphasizes our friendly and multilingual flight attendants and VIP lounges. Varig’s strategy is to offer rational, value-oriented passenger air transportation services without excessive costs.

To Make Varig’s Operations Accretive to our Consolidated Business. We acquired VRG in order to improve our competitive position in the highly competitive Brazilian and international passenger transportation industry over the long term. We increased our investments in Varig and intend to further focus on the development of its business model, fleet modernization and integration with Gol’s operations. Upon the approval of the acquisition by CADE, which we expect to receive in the first semester of 2008, we intend to further integrate Varig’s and Gol’s operations. We intend to operate Varig under a highly efficient business model derived from Gol’s successful low cost model, but with a more business traveler-focused service. In line with our objective of making VRG accretive to our consolidated business, we decided in 2008 to concentrate Varig’s international route network in South America and discontinue service to other international destinations. Varig’s status as a flag carrier permits us to explore future opportunities to operate in attractive international markets beyond South America.

To Further Establish and Increase Our Ancillary Revenue Businesses. Our ancillary revenues are derived from the Smiles, Gollog and Voe Fácil businesses as well as ticket change fees, excess baggage charges and other incidental services. Ancillary revenue represents a significant, growing revenue stream and have grown from R$85.4 million in 2004 to R$371.6 million in 2007. We expect further growth in these businesses, which will provide us with ancillary revenue at low incremental cost. The Smiles frequent flyer program is one of Latin America’s largest airline loyalty programs. We intend to increase the Smiles marketing and penetration through adding partnerships with affiliated credit cards or using services and products at partner establishments. Through Gollog, our cargo transportation service, we make efficient use of extra capacity in the stronghold of our aircraft by carrying cargo. The Voe Fácil (“Fly Easy”) program allows select customers to pay for airline tickets in up to 36 monthly installments, with interest. By increasing the Voe Fácil program penetration we believe that we will be able to stimulate demand for our tickets and increase our ancillary revenue business. We are constantly evaluating opportunities to generate additional ancillary revenues such as sales of travel insurance, marketing activities and other services which may help us to better capitalize on the high load factors on our aircraft and the high volumes of customers using our website.

Routes and Schedules

Gol’s operating model is a highly integrated, multiple-stop route network that is a variation on the point-to-point model used by other successful low-cost carriers worldwide. The high level of integration of flights at selected airports permits us to offer frequent, non-stop flights at low fares between Brazil’s most important economic centers and ample interconnections through our network linking city pairs through a combination of two or more flights with little connecting or stop-over time. Our network also allows us to increase our load factors on our strongest city pair routes by using the airports in those cities to connect our customers to their final destinations. This strategy increases our load factor by attracting customers traveling to secondary markets who prefer to pay lower fares even if this means making one or more stops before reaching their final destination. Over 40% of Gol’s passengers connect or path through one or more destinations before reaching their final travel destination. Our operating model allows us to build our flight routes to add destinations to cities that would not, individually, be feasible to serve in the traditional point-to-point model, but that are feasible to serve when simply added as additional points on our multiple-stop route network. We do this by offering low-fare, early-bird or night (red-eye) flights to lower-traffic destinations, which are usually the first or last stops on our routes, allowing us to increase our aircraft utilization and generate additional revenues. By offering international flights with stops integrated in our network, we create opportunities for incremental traffic, feeding our network and increasing our overall load factor and our competitive advantage and supporting our strategy of expanding our network and stimulating demand for our services.

Varig mostly provides frequent point-to-point direct service on routes to main and central airports in and around major population centers and the most important economic centers in Brazil and South America. Its point-to-point model allows Varig to offer frequent, direct, non-stop services.

Our consolidated route network and our ability to further integrate our route networks offer us a large number of distribution options, and convenient frequencies to the clients within South America. We intend to manage Gol’s and Varig’s route networks as complementary and synergistic networks. Until the CADE approves our acquisition of VRG, we cannot, however, make use of all potential operational, cost and revenue synergies from the consolidated operations of Gol and Varig. After an approval by CADE, which we expect to receive in the first semester of 2008, we will be able to further integrate Gol’s and Varig’s networks and service offerings and offer attractive network connections between Gol’s multiple stop network and Varig’s point to point network, combined with access to the international destinations served in South America.

At December 31, 2007, Gol offered over 590 daily flights to 59 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay. As of December 31, 2007, Varig offered over 115 daily flights to 14 destinations in Brazil, and to nine international destinations in South America and Europe: Buenos Aires, Bogotá, Caracas and Santiago, in South America and Frankfurt, London, Paris and Rome in Europe. In 2007, Gol inaugurated four new destinations, thereby increasing the number of destinations served to 59 (51 in Brazil). In 2007, Varig inaugurated four new destinations thereby increasing the number of destinations served to 23 (14 in Brazil). In the first half of 2008, we decided to reposition VRG’s international route network to South American destinations and discontinue Varig’s intercontinental flights to Frankfurt, London and Rome at the end of the first quarter, and flights to Madrid, Mexico City and Paris in the second quarter of 2008.

In addition to monitoring growing market demand for increased daily flight frequency on our existing routes, we also seek to offer services in markets with previously untapped demand. We are also pursuing opportunities to offer flights on routes between Brazil and select cities in other countries where favorable market opportunities exist using the same business model and route management techniques that have proven successful within Brazil. Since 2005, we have been increasing the number of flights to and through Guarulhos and Galeão, two international airports located in São Paulo and Rio de Janeiro, respectively, which we expect will give us additional growth opportunities in the Brazilian and international markets and more code share and interline agreement opportunities with international airlines.

Our market positioning enables both Gol and Varig to successfully negotiate a number of arranged partnerships with supplementary major carriers worldwide. Strategically, these additional passenger inflows aim to improve revenues at lower costs. In 2005, Gol entered into its first code share agreement with Copa Airlines, and unilateral interline agreements include Varig, Air France, Delta Airlines, Continental Airlines, TAP Air Portugal and Aerolíneas Argentinas. Varig entered into multilateral interline agreements with 35 airlines as of December 2007, including Aeromexico, Alitalia, Air Europe, Air France, Copa, Delta Airlines, Iberia, JAL, KLM and TAP Air Portugal. An interline agreement is a commercial agreement between individual airlines to handle passengers traveling on itineraries that require multiple airlines and allow its customers to utilize a single check-in with the baggage sent to the customers final destination. Interline agreements differ from code sharing agreements in that code sharing agreements usually refer to numbering a flight with the airline’s code (abbreviation) even though the flight is operated by another airline. Both the code share marketing carrier and code share operating carrier must have interline agreements with all other carriers in the itinerary to allow a single ticket to be issued. We are currently analyzing the viability of entering into a global airline alliance.

Customer Value and Service

Gol’s and Varig’s Passenger Transportation

We recognize that we must offer excellent services to our customers. As a result, we pay particular attention to the details that help to make for a pleasant, hassle-free flying experience, including:

• ticketless travel;

• convenient on-line sales, check-in, seat assignment and flight change and cancellation services;

• online flight status service;

• web-enabled cell phone ticket sales and check-in;

• self check-in at kiosks at designated airports;

• airport parking discounts;

• designated female lavatories;

• a choice between single-class, low frills, pre-assigned seating (Gol) and differentiated services with the most legroom in the domestic market and a loyalty program (Varig);

• business-oriented, comfortable travel;

• friendly and efficient in-flight service;

• modern aircraft interiors;

• quick turnaround times at airport gates; and

• free or discounted shuttle services between airports and drop-off zones on certain routes.

We seek to achieve punctual operations, which are of primary importance to our customers. In 2007, the adverse industry environment in Brazil, airport congestions and changes in slot allocations made punctuality a challenge, even though we increased the scheduled time between flight legs and took further measures to improve punctuality. According to our internal data, which is corrected for delays out of our control and pre-advised changes in flight schedules, punctuality rates in 2007 were 98% for Gol and 96% for Varig.

According to ANAC data, which is not corrected for delays out of our control and pre-advised changes in flight schedules, Gol’s and Varig’s domestic punctuality statistics in 2007 averaged 50% and 77%, respectively. International punctuality statistics according to ANAC averaged 47% and 66% for Gol and Varig, respectively. These figures were lower than previous years, due in part to problems with the administration and coordination of the Brazilian air traffic control, which began in the fourth quarter of 2006 and continued throughout part of the year, and peaked with the restrictions placed at Congonhas airports after an accident of a competitor’s aircraft at that airport in July 2007, which affected Gol, with its highly integrated multi-stop network, and Varig, with its largely Congonhas-based flight network.

Gollog Cargo Transportation

In addition to our passenger service, we make efficient use of extra capacity in the stronghold of our aircraft by carrying cargo, through our cargo transport service – Gollog. Gollog’s success is the result of the unique service we offer to the market: the Electronic Air Waybill that can be completed via the Internet. The Gollog system provides online access to air waybills and allows customers to track their shipment from any computer with Internet access. Gol’s 59 destinations and Varig’s 23 destinations throughout Brazil and South America provide access to multiple locations in the region. Gol’s over 590 daily flights and Varig’s over 115 daily flights guarantee quick and reliable delivery. Packages are shipped in the cargo hold of Gol’s and Varig’s passenger aircraft. Gollog has two storage facilities – one at Congonhas airport in São Paulo, and another at Cumbica airport in Guarulhos – with 112 employees. Additionally, Gollog has 49 franchised branches and a fleet of 201 vehicles to collect and deliver cargo. In 2007, Gollog generated revenues of R$172 million and carried volume was 56,500 tons.

Smiles Loyalty Program

We have a loyalty program (Smiles) and is available for passengers flying Varig. We consider Varig’s frequent flyer program as a strong relationship tool. Members may accumulate miles by flying on Varig’s flights. We intend to increase the Smiles penetration through increasing and establishing partnerships with affiliated credit cards or using services and products at partner establishments. We believe that Varig’s Smiles program can strengthen lines of communications with its passengers. There are four tiers in Varig’s Smiles program (Diamond, Gold, Silver and Blue) and qualification for a particular tier is based on the miles flown. The Smiles program serves as a source of revenue for us. It maintains partnerships with hotel chains, car rental companies, restaurants, insurance companies, publishers and schools and also maintains a partnership with some of Brazil and South America’s largest banks and credit card companies. In 2007, the program offered a number of marketing promotions aimed at re-engaging its existing members and expanding its client base. The Smiles program had over five million members at the end of 2007.

Voe Fácil Installment Program

Gol launched in 2005 the Voe Fácil (“Fly Easy”) program, an innovative new way to purchase airline tickets, which allows selected customers based on their credit history to pay for airline tickets in up to 36 monthly installments. The program is especially designed for highly price-sensitive customers, many of which do not hold credit cards. Installment payments are a typical sales strategy in the Brazilian retail market and we are applying this sales technique to passenger transportation to increase our market and stimulate demand for our tickets. As of December 31, 2007, the Fly Easy Purchase Program has received over one million applications since its launch in 2005 and has issued more than 700,000 cards.

Sales and Distribution

Our customers can purchase tickets directly from us through a number of different channels, such as our website including our Booking Web Services (BWS), GDS – Global Distribution System, our call center and at airport ticket counters.

Gol

Gol’s low cost low fare business model utilizes website ticket sales as its main distribution channel. For the year ended December 31, 2007, 80.0% of Gol’s passenger revenues, whether directly to the customer or through travel agents, were booked via the Internet, making Gol one of the worldwide industry leaders in this area. In the same period 10.3% of Gol’s passenger revenues through call centers and airport sales counters, 8.3% through its BWS and 1.5% of its total sales were made through the GDS, respectively.

Gol customers can purchase tickets indirectly through travel agents, who are a widely-used travel service resource in Brazil and South America, Europe, North America and other regions. Travel agents provide Gol with more than 20,000 distribution outlets throughout these regions. For the year ended December 31, 2007, 66.4% of Gol’s sales were to customers who purchased tickets indirectly from travel agents (78.7% of these sales were made on Gol’s website, 6.7% through call centers and 2.2% by travel agents through a GDS system).

GDSs allows us to access to a large number of tourism professionals who are able to sell our tickets to customers throughout the globe, and enables us to enter into interline agreements with other airlines to offer more flights and connection options to our passengers and add incremental passenger traffic to our network.

To illustrate the importance of continuing to focus on increasing Internet-based ticket sales directly to Gol’s customers, it costs an average of 22% less for each ticket sale made directly to a customer through our website compared to Internet ticket sales through travel agents, 54% less than a call center ticket sale and 78% less than a GDS ticket sale. The higher ticket sales costs for GDS ticket sales are partially offset by higher average fares for tickets booked through a GDS. Gol strongly promotes the use of its website because it is its most efficient distribution channel in terms of cost savings and customer convenience. By focusing on virtual distribution, Gol is able to streamline ticket sales and services and reduce the need to incur costs associated with more traditional distribution channels, such as physical ticket sale centers located outside of airports. In addition to being cost-effective, focusing on Internet distribution also provides Gol customers with high levels of convenience, as they are better able to interact with Gol when they want and how they want, in either Portuguese, English or Spanish. As a result of this emphasis on virtual distribution, we have become one of the largest and leading e-commerce businesses in South America in terms of revenue from Internet-based sales.

Varig

Due to its larger volume of operations with interline partnerships and international flights, Varig mainly uses the traditional distribution channel GDS, which is the system primarily used by travel agents for international destinations. In 2007, 75.1% of Varig’s passenger revenues were to customers who purchased tickets indirectly from travel agents, mostly through GDS systems. For the same period, 8.8% of Varig’s passenger revenues, whether directly to the customer or to travel agents, were made via the Internet. Varig’s strategy is to increase sales through its website. It booked 12.3% of its sales on the web since the re-launch of its website on October 23, 2007.

Partnerships and Alliances

An important element of our business strategy is to cater to the corporate client. To further develop our business relationship with our corporate customers, we have also entered into alliances with hotel chains and rental car service providers to offer our corporate customers the convenience of packaged transportation and accommodation arrangements. At the end of 2006, Gol launched in association with MasterCard and Banco do Brasil, its corporate credit card “Gol Negócios” targeting small and medium-size corporate enterprises. We will continue to focus on expanding Gol’s base of cost-conscious, medium-sized corporate clients who serve as a source of recurring revenues. In addition, we believe Varig’s increased travel comfort and frequent flyer program can attract premium passengers and can develop into a strong relationship that stimulates demand.

Another distribution channel of our services, which increases our load factors, are partnerships with international air carriers. Gol has entered into unilateral interline agreements with Varig, Air France, Delta Airlines, Continental Airlines, TAP Air Portugal, Aerolíneas Argentinas and COPA Airlines (code share since 2005) at Gol; and Varig had multilateral interline agreements with 35 airlines at Varig as of December 31, 2007. Until the approval of the VRG acquisition by CADE, we cannot, however, make use of all potential operational and revenue synergies from the consolidated operations of Gol and Varig.

Brands and Marketing

We use the Gol brand and the Varig brand as separate brands to better target all customer segments. As part of this strategy to use brand segmentation we re-launched the Varig brand officially in October 2007. While Gol’s motto “Here everyone can fly” is linked to Gol’s low cost-low fare service, we have positioned the Varig brand with the motto “The pleasure is in flying” to emphasize Varig’s service-oriented approach, with the most legroom in the Brazilian airline industry.

We advertise primarily through cost-efficient media, including Internet websites, radio spots, local newspaper ads and billboards.

We also use innovative promotions to stimulate demand for air travel. We believe that the high number of visits to Gol’s and Varig’s websites, which averaged 4.4 million visitors per month during 2007, are in part the result of the customer interest created by our promotions. By offering campaigns with low promotional prices, Gol and Varig stimulate their customers to search for opportunities to fly Gol and Varig.

To increase our market and stimulate demand for our tickets, we will also continue to provide our customers with a variety of flexible payment mechanisms. We offer more than 20 payment options for online sales, such as credit card payments, debit payments and monthly installment payments.

Pricing

Brazilian airlines are permitted to establish their own domestic fares without previous government approval. However, domestic fares are monitored on a regular basis by the ANAC in order to prevent airlines, which are public concessionaires, from engaging in predatory pricing. Airlines are free to offer price discounts or follow other promotional strategies. Airlines must submit, with a minimum of five working days’ advance notice, fares that are set at greater than a 65% discount to the per kilometer reference fares index curve published by the ANAC. The reference fares index curves are based on industry average operating costs, according to ANAC calculations.

Under our operating model, we are keeping our operating costs low and we have designed our fare structure to balance our load factors and yields in a way that we believe will optimize profits from our flights. Gol’s fares are below the average fares of its Brazilian competitors and Varig’s fares are based on market demand. Our approach to more transparent and competitive pricing has lowered fares in many of the markets that we have entered. Consistent with airline industry market practice in Brazil, with the exception of our deeply discounted night flights or special offers and promotions, we do not have advance purchase restrictions, minimum stays or required Saturday night stayovers. In connection with our night flights, we set deeply discounted fares designed to compete with bus lines for travel to the same destinations. This approach has helped us to maximize our aircraft utilization rates to generate revenue during night hours. The night flights have also increased our customer base to include those who have previously only used other modes of transportation. Approximately one third of our fleet operates night flights on a daily basis.

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

International tickets sold in Brazil are subject to a price range determined by and approval of the ANAC, except for international tickets to South American destinations, for which no approval but only registration with the ANAC is required. International tickets sold outside Brazil are priced based on market demand.

Yield Management

Yield management involves the use of historical data and statistical forecasting models to produce knowledge about our markets and guidance on how to compete to maximize our operating revenues. Yield management forms the backbone of our revenue generation strategy and is strongly linked to our route and schedule planning and our sales and distribution methods. Our yield management practices enable us to react quickly in response to market changes. For example, our yield management systems are instrumental in helping us to identify the flight times and routes for which we offer promotions. By offering lower fares for seats that our yield management indicates would otherwise remain unsold, we capture additional revenue and also stimulate customer demand.

The number of seats we offer at each fare level in each market results from a continual process of analysis and forecasting. Past sales history, seasonality, the effects of competition and current sales trends are used to forecast demand. Current fares and knowledge of upcoming events at destinations that will affect traffic volumes are included in our forecasting model to arrive at optimal seat allocations for our fares on specific routes. Also, Gol’s practice of not accepting seat reservations but instead requiring customers to pay for tickets at the time their seat is secured helps to increase the accuracy of our yield management. We use a combination of approaches, taking into account yields and flight load factors, depending on the characteristics of the markets served, to arrive at a strategy for achieving the best possible revenue per available seat kilometer, balancing the average fare charged against the corresponding effect on our load factors. For this purpose, we use a sophisticated forecasting, optimization and competitive analysis technology that proposes the optimal fare mix for a given flight based on the historical purchasing behavior of our customers. Our revenue management system is similar to that used by other successful low-cost carriers around the world.

Gol recently replaced its existing system and started using a modernized state of the art revenue management tool based on the Sabre Air Max RM platform, which is able to store, process and analyze data, and provides Gol information about the passenger true origin and destination details, giving us insights on our passenger flows, and allowing us to maximize revenue at the network level. This tool has a specific module for low cost carriers that is able to optimize revenue in a non-restricted fare environment, moving away from the traditional models of discrete demand among fare classes. Gol worked with Sabre to build this version of their product, and was its launch customer. Varig currently uses an in-house yield management system developed by its predecessor company, but we expect Varig to start using the modernized system utilized by Gol during the first semester of 2008.

Awards and Recognition

We have received a number of awards for areas such as service excellence, our website, technology, operations, finance, marketing, investor relations, and corporate responsibility. Recent highlights are:

• Top Performer in Transport and Logistics in the Valor 1000 publication in Brazil;

• Best Performing Airline in the world in 2005 and 2006 by Aviation Week and Space Technology;

• Most awarded Latin American Company in a survey by the LatinFinance magazine;

• Best transportation company in Brazil, according to the EXAME magazine in Brazil in 2007 and the Best Brazilian company in 2004;

• Most competitive airline in Latin America, according to rankings disclosed by America Economia Magazine;

• Air Transport Worlds Market Leadership Award by Air Transport World;

• No. 1 in the category of “Disclosure Procedures” in Latin America in two consecutive years and the top prize in the industry and top five ranking in Latin American websites for our investor relations website at the Ninth Annual IR Global Rankings in February 2007;

• One of five “Global High Performers” in the transportation industry ranked on Forbes Magazine’s annual list of the largest 2000 global companies;

• One of the top shareholder-friendly companies in Brazil’s aerospace, transportation & industrial sector ranked by the Institutional Investor magazine; and

• Our Chief Executive Officer, Constantino de Oliveira Junior, ranked by Institutional Investor magazine as the number one CEO in Brazil’s aerospace, transportation & industrial sector.

Corporate Responsibility

Our values are based upon growth, respect and incentives for teamwork for our employees, and the fulfillment of our social and environmental obligations. We are committed to being a good corporate citizen in Brazil by participating in projects dedicated to improving the education, health and nutrition of the underprivileged portion of Brazil’s population, particularly children.

In 2007, we contributed R$3.5 million to social and cultural activities and donated 5,495 tickets, with a value of over R$1.0 million, for charity and cultural purposes. We collected food and school supplies and sponsored cultural and educational projects, as well as environmental protection initiatives. In September and October 2007, we launched an innovative promotion for the AACD (Associação de Assisténcia Crianca Deficiente), in which we sold more than 200,000 tickets (corresponding to 9% of tickets sold in the period), and which generated revenues of R$2.0 million for the AACD. We are the largest individual sponsor of Pastoral da Criança, a non-governmental organization that has assisted in the health and education needs of more than 1.8 million children in Brazil from infancy to age six.

We also support other various governmental and non-governmental organizations, such as Fundação Gol de Letra, a foundation dedicated to educating underprivileged children and teenagers; Projeto Felicidade, a project that provides assistance to children with cancer; and Projeto Solidariedade ao Nordeste, a project that provides food donations to poor families in the northeastern region of Brazil. We sponsor numerous cultural and sports activities, such as theater plays and dance shows and sports events, to help promote travel and tourism in Brazil. In addition to making a difference for those in need, we also believe that our social responsibility and cultural sponsorship initiatives benefit us by enhancing our corporate image and promoting awareness of our brand.

Safety and Security

Our most important priority is the safety of our passengers and employees. We maintain our aircraft in strict accordance with manufacturer specifications and all applicable safety regulations, and perform routine line maintenance every day. Our pilots have extensive experience, with flight captains having more than 10,000 hours of career flight time, and we conduct ongoing courses, extensive flight simulation training and seminars addressing the latest developments in safety and security issues. We closely follow the standards established by the Air Accident Prevention Program of the ANAC and we have installed the Flight Operations Quality Assurance System, which maximizes proactive prevention of incidents through the systematic analysis of the flight data recorder system. All of our aircraft are also equipped with Maintenance Operations Quality Assurance, a troubleshooting program that monitors performance and aircraft engine trends. The Brazilian civil aviation market follows the highest recognized safety standards in the world. We are also an active member of the Flight Safety Foundation, a foundation for the exchange of information about flight safety. Since the last quarter of 2006, technical and operational problems in the Brazilian civil aviation infrastructure, including air traffic control systems, airspace and airport infrastructure have adversely affected airline operations and may continue to adversely affect the industry. Since 2006, two major airline accidents have caused casualties in Brazil. See “Industry Overview — Trends and Recent Developments in Brazilian Civil Aviation Market” below.

Various measures have been taken by the relevant governmental authorities and discussions are currently ongoing with a view to possible changes in the organizational structure of the aviation infrastructure system and to further improve safety in the industry. See “Trends and Recent Developments in Brazilian Civil Aviation Market” below.

Aircraft

A key element of our business model is to operate a young and simplified fleet. At the end of 2007, we had a total fleet of 111 Boeing aircraft, of which 106 aircraft were operating (31 Boeing 737-700 Next Generation aircraft, 41 Boeing 737-800 Next Generation aircraft, 27 Boeing 737-300 aircraft and 7 Boeing 767-300 ER aircraft) and 4 aircraft were in the process of being returned to lessors. We expect to return all our Boeing 737-300 and 767-300 aircraft during 2008 and intend to concentrate our fleet on Boeing 737-800 Next Generation aircraft for Gol and Boeing 737-700 Next Generation aircraft for Varig. We intend to operate 135 aircraft by the end of 2012. We are able to serve all our markets in Brazil and South America with our new Boeing 737 aircraft fleet.

The composition of our fleet as of December 31, 2007 is more fully described below:

			Average Term of Lease Remaining (Years)	Average Age (Years)

	Number of Aircraft

		Operating			Seating
	Total	Lease			Capacity

Gol Fleet Composition
Boeing 737-800NG SFP*	24	11	9.7	0.7	178-187
Boeing 737-800NG	12	12	4.9	6.2	177
Boeing 737-700NG	30	28	3.6	7.7	144
Boeing 737-300	12	12	1.7	18.7	141

Varig Fleet Composition
Boeing 737-800NG	7	7	7.0	6.1	177
Boeing 737-700NG	1	1	6.9	5.5	136
Boeing 737-300	16	16	3.7	17.5	136
Boeing 767-300	9	7	4.2	13.5	218

*SFP means short field performance

Each Boeing 737 aircraft in our fleet is powered by two CFM International Model CFM 56-7B22 engines, two CFM International Model CFM 56-7B24 engines, two 56-7B27B1 engines or two 56-3C1 engines. Gol’s Boeing 737 narrow body fleet operates in a comfortable single-class layout while some of Varig’s aircraft offer dual class service. Varig’s Boeing 737 narrow body aircraft offer the most legroom of any Brazilian airline. Each Boeing 767 aircraft in our fleet is powered by either Pratt & Whitney PW4000 or GE CF6-80C2 engines.

The average age of our aircraft at December 31, 2007 was 9.0 years and the average age of our Boeing 737NG fleet, which represents 68% of our total fleet, was 5.1 years.

We took delivery of 15 Boeing 737-800 SFP aircraft, seven Boeing 737-800 and one Boeing 737-700 aircraft in 2007. In addition, to meet our requirements for aircraft to perform intercontinental flights, we took in 2007 delivery of seven Boeing 767-300 ER aircraft under operating leases between one and seven years. We have placed firm purchase orders with The Boeing Company for 101 737-800 Next Generation aircraft as of December 31, 2007 and we have options to purchase an additional 34 737-800 Next Generation aircraft. We have the ability to convert a portion of our firm purchase orders to 737-700 Next Generation aircraft. Currently, we have 9 firm purchase orders for aircraft deliveries scheduled in 2008, 15 in 2009, 16 in 2010, 12 in 2011 and 49 after 2011. With these firm purchase orders and purchase options, we expect to further reduce our operating and financial costs. In addition, by purchasing aircraft, we expect to be able to maintain our young fleet of aircraft going forward, increase fuel and operating efficiency and reduce maintenance costs.

The following table shows the historical and expected development of our fleet at December 31, 2007 and the expected development of our fleet until December 31, 2014:

Fleet Plan	2007	2008	2009	2010	2011	2012	2013	2014

B737-300	28	0	0	0	0	0	0	0
B737-700 NG	31	40	40	40	40	40	40	40
B737-800 NG	19	31	21	15	11	4	0	0
B737-800 NG SFP	24	37	52	68	80	95	106	110
B767-300 ER	9	-	-	-	-	-	-	-
Total	111	108	113	123	131	139	146	150

Our new and simplified fleet structure allows us to maintain a cost-efficient operation by reducing maintenance and training costs, reducing spare parts inventory requirements and supporting high reliability and high aircraft utilization rates. The average daily utilization rate of our short haul aircraft between 2005 and 2007 was 13.8 block hours (13.4 block hours in 2007), which was the highest average utilization rate in Brazil and one of the highest utilization rates in the industry worldwide according to airline company public filings.

The following table shows the average block hours of our aircraft per day, during the periods indicated:

	At December 31,

	2005	2006	2007

Narrow body Fleet	13.8	14.2	13.4
Gol	13.8	14.2	14.2
Varig	-	-	10.8
Wide-body Fleet (Varig)	-	-	14.8

The Boeing 737-700 Next Generation and Boeing 737-800 Next Generation aircraft currently comprising our fleet are fuel-efficient and very reliable. They suit our cost efficient operations well for the following reasons:

• they have comparatively simplified maintenance routines;

• they require just one type of standardized training for our crews;

• they use an average of 7% less fuel than other aircraft of comparable size, according to Boeing; and

• they have one of the lowest operating costs in their class.

In addition to being cost-efficient, the Boeing 737-700/800 Next Generation aircraft are equipped with advanced technology that promotes flight stability, providing a more comfortable flying experience for our customers. Our focus on having low operating costs means that we will periodically review our fleet composition. As a result, our fleet composition may change over time if we conclude that adding other aircraft types would contribute to this goal. However, our approach to our fleet composition is based upon having a minimal number of different aircraft types to preserve the simplicity of our operations. As a result, the introduction of any new aircraft type to our fleet will only be done if, after careful consideration, we determine that such a step will reduce our operating costs. Since 2005, most of our leased Boeing 737-800 Next Generation aircraft have been equipped with blended winglets and all Boeing 737-800 Next Generation aircraft from our purchase order will be equipped with winglets, which reduce our fuel and maintenance costs. Our experience with the new winglets has shown operating fuel consumption reductions of over 3%. In addition, we expect the winglets to improve airplane performance during take-off and landing on short runways. The new Boeing 737-800NG aircraft will be delivered with short-field performance (SFP) with technical modifications that we expect to significantly improve flight performance, the ability to operate non-stop flights, reduce noise during take-off and to enable us to fly with our Boeing 737-800 Next Generation aircraft to the airport of Santos Dumont in Rio de Janeiro, an important link to the most important routes in Brazil.

At the end of 2007, we leased 98 of our 111 aircraft under operating lease agreements that have an average remaining term of 61 months. We believe that leasing our aircraft fleet under operating leases provides us with flexibility to adjust our fleet size if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but are not required to make termination payments at the end of our leases. Under our operating lease agreements, we do not have purchase options and for some of our lease agreements we are required to maintain maintenance reserve deposits and to return the aircraft and engine in the agreed condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease. As of December 31, 2007, our operating leases had terms of up to 120 months from the date of delivery of the relevant aircraft. Currently, 10 of our aircraft leases expire in 2008, 13 in 2009, 13 in 2010, 8 in 2011 and 67 after 2011. We expect to return the 28 737-300 aircraft under operating leases during 2008. At the end of 2007, we had 13 aircraft acquired under our firm purchase order with Boeing under finance lease arrangements that had an average remaining term of 138 months.

Maintenance

According to ANAC regulation, we are directly responsible for the execution and control of all maintenance services performed on our aircraft. The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks and any diagnostics and routine repairs. All of our line maintenance is performed by our own highly experienced technicians at our line maintenance service bases throughout Brazil and South America. We believe that our practice of performing daily preventative maintenance helps to maintain a higher aircraft utilization rate and reduces maintenance costs. Heavy maintenance consists of more complex inspections and servicing of the aircraft that cannot be accomplished overnight. Heavy maintenance checks are performed following a pre-scheduled agenda of major overhauls defined by the aircraft’s manufacturer, based on the number of hours and flights flown by the aircraft. Our continued high aircraft utilization rate will result in shorter periods of time between heavy maintenance checks for our aircraft in comparison to carriers with lower aircraft utilization rates. In addition, engine maintenance services are rendered in different MRO facilities. We do not believe that our high aircraft utilization rate will necessarily result in the need to make more frequent repairs to our aircraft, given the durability of the aircraft type in our fleet. Our aircraft are covered by warranties that have an average term of three to five years. The warranties on the aircraft we received in 2006 and 2007 under our firm purchase order with Boeing will start expiring in 2011.

We internalized heavy maintenance on our Boeing 737 aircraft in our new Aircraft Maintenance Center at the Tancredo Neves International Airport in Confins, in the State of Minas Gerais. The certification for the operation of the center authorizes maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s. We use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We are currently expanding our Aircraft Maintenance Center in order to ensure maintenance capacity while our fleet grows. We expect to be able to accommodate up to 10 of these aircraft at the same time. We have applied for the certification to provide services for Boeing 767-300 aircraft. We believe that the new maintenance facility will accommodate our recent and future fleet expansion, centralize our aircraft maintenance operations, provide cost savings and better enable us to determine the timing of the heavy maintenance so as to continue to maximize our aircraft utilization. Even though we do not intend to use Boeing 737-300 aircraft in our fleet going forward, we intend to keep offering maintenance services for this aircraft to third parties in our maintenance center.

With our system of phased maintenance for our Boeing Next Generation 737-700 and 737-800 aircraft fleet, we are able to perform maintenance work every day without sacrificing aircraft revenue time and to schedule preventive maintenance with more regularity and around the utilization of our aircraft, which helps to maintain high levels of block hours per day and reduces costs. We are one of the few airlines in the world that takes full advantage of the Boeing 737 NG phased maintenance philosophy, supported by extensive investments we made in personnel, material, tools and equipment.

We have also been certified by the ANAC under the Brazilian Aeronautical Certification Regulations to perform heavy maintenance services for third parties. We expect to utilize this certification, a potential source for ancillary revenues, only after the construction of an additional maintenance facility, currently contemplated to be finalized in 2008.

We employ approximately 2,500 maintenance professionals, including engineers, supervisors, technicians and mechanics, who perform maintenance in accordance with maintenance plans that are established by Boeing and are approved and certified by Brazilian aviation authorities.

Facilities

We have renewable concessions with terms varying from one to five years from INFRAERO to use and operate all of our facilities at each of the major airports that we serve. Our concession agreements for our terminals’ passenger service facilities, which include check-in counters and ticket offices, operations support area and baggage service offices, contain provisions for periodic adjustments of the lease rates and the extension of the concession term. We offer VIP lounges to our customers in the major Brazilian airports that Varig serves.

Our primary corporate offices are located in São Paulo. Our commercial, operations, technology, finance and administrative staff is based primarily at our headquarters.

We have concessions to use other airport buildings and hangars throughout Brazil, including a part of a hangar at Congonhas airport where we perform a portion of our aircraft maintenance. In addition, we have a maintenance center at the Tancredo Neves International Airport in Confins, in the State of Minas Gerais.

Fuel

Our fuel costs totaled R$1,898.8 million in 2007, representing 38.3% of our operating expenses for the year. In 2007, we consumed 1.2 billion liters of fuel. We purchase substantially all of our fuel from Petrobras Distribuidora S.A., a retail subsidiary of Petrobras, principally under an into-plane contract under which the supplier supplies fuel and also fills our aircraft tanks. In 2007, fuel prices under our contracts were re-set every 30 days and were composed of a variable and a fixed component. The variable component is defined by the refinery and follows international crude oil price fluctuations and the real/U.S. dollar exchange rate. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract. We currently operate a tankering program under which we fill the fuel tanks of our aircraft in regions where fuel prices are lower. We also provide our pilots with training in fuel management techniques, such as carefully selecting flight altitudes to optimize fuel efficiency.

Fuel costs are extremely volatile, as they are subject to many global economic and geopolitical factors that we can neither control nor accurately predict. Because international prices for jet fuel are denominated in U.S. dollars, our fuel costs, though payable in reais, are subject not only to price fluctuations but also to exchange rate fluctuations. We maintain a fuel and foreign exchange hedging program, based upon policies which define volume, price targets and instruments for multi-year periods, under which we enter into fuel and currency hedging agreements with various counterparties providing for price protection in connection with the purchase of fuel. Our hedging positions cover short-term periods, and are adjusted weekly or more frequently as conditions require. Our hedging practices are executed by our internal risk management committee and overseen by the risk policies committee of our board of directors. The risk policies committee of our board of directors meets quarterly to assess the effectiveness of our hedging policies and recommends amendments where appropriate. We use risk management instruments that have a high correlation with the underlying assets so as to reduce our exposure. We require that all of our risk management instruments be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. We also avoid concentration of credit and product risk. We have not otherwise entered into arrangements to guarantee our supply of fuel and we cannot provide assurance that our hedging program is sufficient to protect us against significant increases in the price of fuel. As of December 31, 2007, we had hedged 29% and 7% of our projected fuel requirements for the first and second quarters of 2008, respectively.

The following chart summarizes our fuel consumption and costs for the periods indicated:

	Year Ended December 31,

	2004	2005	2006	2007

Liters consumed (in thousands)	317,444	476,725	712,881	1,177,300
Total cost (in thousands)	R$459,192	R$808,268	R$1,227,001	R$1,898,840
Average price per liter	R$1.43	R$1.65	R$1.70	R$1.64
% change in price per liter	16.3%	15.4%	3.0%	(3.5)%
Percent of operating expenses	33.2%	39.5%	39.6%	38.3%

Insurance

We maintain passenger liability insurance in an amount consistent with industry practice and we insure our aircraft against losses and damages on an “all risks” basis. We are required by the ANAC to maintain insurance coverage for general liability against terrorist acts or acts of war with a minimum amount of US$1.0 billion. We are in compliance with this requirement. We have obtained all insurance coverage required by the terms of our leasing agreements. We believe our insurance coverage is consistent with airline industry standards in Brazil and is appropriate to protect us from material loss in light of the activities we conduct. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material loss.

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

Competition

Domestic

As the growth in the Brazilian airline sector evolves, we may face increased competition from our primary competitors and charter airlines as well as other entrants into the market that reduce their fares to attract new passengers in some of our markets. Our consolidated domestic market share and seat share in December 2007 was 44.6 % and 44.2%, respectively. On a consolidated basis, we have the largest network of destinations served in Brazil and have a leading share of operating capacity in the most frequented airports throughout the country.

Airlines in Brazil compete primarily on the basis of routes, fare levels, frequency of flights, capacity, airport operating rights and presence, reliability of services, brand recognition, frequent flyer programs and customer service. We believe that Gol’s low-cost operating model and low fares combined with Varig’s differentiated service model, enable us to compete favorably in all of these areas. See “—Our Competitive Strengths.”

Our main competitor in Brazil is TAM Linhas Aéreas S.A., or TAM, which is a full-service scheduled carrier offering flights on domestic routes and international routes. We also face domestic competition from other domestic scheduled carriers, regional airlines and charter airlines, which mainly have regional networks.

We acquired VRG on April 9, 2007. In the domestic market, Varig operates with a single-class of service, with mainly direct flights between the main economic centers of Brazil. In compliance with applicable CADE requirements, we currently operate Gol and Varig as separate airlines until we get approval from the CADE for the acquisition. We expect to receive this approval during the first semester of 2008.

The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the significant airlines in Brazil for each of the periods indicated:

Domestic Market Share— Scheduled Airlines	2003	2004	2005	2006	2007	12/07

Gol (Gol Transportes Aéreos)	19.4%	22.4%	25.9%	34.1%	39.6%	41.2%
Varig (VRG Linhas Aéreas)	-	-	-	-	3.5%	3.4%

Gol and Varig combined	-	-	-	-	43.1%	44.6%
TAM	33.0%	35.8%	41.3%	48.0%	48.9%	48.6%
Former Varig Group (Nordeste, Riosul, Varig)	33.6%	31.1%	25.5%	10.0%	-	-
Others	13.9%	10.8%	7.3%	8.0%	8.1%	6.8%
_________
Source: ANAC/DAC—Annual Air Transportation Report (Anuário do Transporte Aéreo)—Statistical Data—2002-2004. Advanced Comparative Data (Dados Comparativos Avançados) 2005—2007

The following table sets forth the historical seat capacity on domestic routes, based on available seat kilometers, of the significant airlines in Brazil for each of the periods indicated:

Domestic Seat Share— Scheduled Airlines	2003	2004	2005	2006	2007	12/07

Gol (Gol Transportes Aéreos)	18.1%	20.6%	24.8%	33.2%	39.1%	39.6%
Varig (VRG Linhas Aéreas)	-	-	-	-	4.5%	3.4%

Gol and Varig combined	-	-	-	-	43.6%	44.2%
TAM	34.2%	36.4%	41.7%	46.9%	47.7%	48.5%
Former Varig Group (Nordeste, Riosul, Varig)	32.5%	30.5%	26.0%	11.3%	-	-
Others	15.2%	12.6%	7.4%	8.6%	8.8%	7.4%
________
Source: ANAC/DAC—Annual Air Transportation Report (Anuário do Transporte Aéreo)—Statistical Data—2002-2004. Advanced Comparative Data (Dados Comparativos Avançados) 2005—2007

Domestically, we also face competition from ground transportation alternatives, primarily interstate bus companies. In 2006, interstate bus companies transported over 136 million passengers, according to the National Ground Transportation Agency (Agência Nacional de Transportes Terrestres), and given the absence of meaningful passenger rail services in Brazil, travel by bus has traditionally been the only low-cost option for long-distance travel for a significant portion of Brazil’s population. We believe that our low-cost business model and strong capitalization has given us flexibility in setting our fares to stimulate demand for air travel among passengers who in the past have traveled long distances primarily by bus. In particular, the highly competitive fares we have offered for travel on our night flights, which have often been comparable to bus fares for the same destinations, have had the effect of providing direct competition for interstate bus companies on these routes.

International

As we expand our international services, our pool of competitors will increase and we will face competition from airlines that are already established in the international market and that participate in strategic alliances and code sharing arrangements.

The long haul airline industry is substantially more competitive than short haul industry, with large international airlines as more experienced and larger competitors. To ensure an extensive international feeder network and increase competitiveness, airlines are dependent on partnerships and interline agreements, with regard to their international operations. In large countries like Brazil, the passenger feeder network is usually provided by domestic airlines, while in smaller countries, this function is often fulfilled by other international airlines. Partnerships and interline agreements between the airlines make air traveling for long haul passengers substantially more attractive. Partnerships and interline agreements among airlines date back to 1978 and the deregulation of the United States aviation market, but the main impulse for the importance of these partnerships came in the 1990s with the opening of the European markets.

On international routes, airlines compete primarily on the basis of routes, services, price and mileage and frequent flyer programs. Gol offers single class international flights to destinations in South America. Varig offers international services to South American destinations. In our international operations, we face competition from Brazilian airlines such as TAM, which operates flights to some of our international destinations as well as major international airlines that serve the markets in which we currently operate. Our consolidated international market share and seat share in December 2007 was 28.7% and 33.4% respectively. Brazilian airlines were responsible for approximately 30% of international seat capacity offered in 2006 with the remainder offered by non-Brazilian airlines. In the first half of 2008, we decided to reposition VRG’s international route network to South American destinations and discontinue Varig’s intercontinental flights to Frankfurt, London and Rome at the end of the first quarter, and flights to Madrid, Mexico City and Paris in the second quarter of 2008.

The following table sets forth the historical market share of the major Brazilian airlines on international routes for each of the periods indicated.

International Market Share— Scheduled Airlines	2003	2004	2005	2006	2007	12/07

Gol (Gol Transportes Aéreos)	-	0.1%	2.1%	7.4%	14.2%	11.1%
Varig (VRG Linhas Aéreas)	-	-	-	-	13.1%	17.6%

Gol and Varig combined	-	-	-	-	26.3	28.7%
TAM	12.0%	14.5%	18.4%	37.5%	67.5%	70.0%
Former Varig Group (Nordeste, Riosul, Varig)	87.9%	85.4%	77.0%	50.2%	-	-
Others	0.1%	0.1%	2.5%	5.0%	5.3%	1.3%
________
Source: ANAC/DAC—Annual Air Transportation Report (Anuário do Transporte Aéreo)—Statistical Data—2002-2004. Advanced Comparative Data (Dados Comparativos Avançados) 2005—2007

The following table sets forth the historical seat capacity of the major Brazilian airlines on international routes for each of the periods indicated.

International Seat Share — Scheduled Airlines	2003	2004	2005	2006	2007	12/07

Gol (Gol Transportes Aéreos)	-	0.1%	2.3%	8.1%	15.5%	11.2%
Varig (VRG Linhas Aéreas)	-	-	-	-	16.2%	22.2%

Gol and Varig combined	-	-	-	-	31.7%	28.7%
TAM	12.7%	15.2%	18.9%	36.2%	62.8%	64.0%
Former Varig Group (Nordeste, Riosul, Varig)	87.3%	84.7%	76.4%	51.2%	-	-
Others	0.1%	0.1%	2.4%	4.5%	5.4%	2.7%

Industry Overview

Since air transportation has historically been affordable only to the higher income segment of Brazil’s population, resulting in a comparatively low level of air travel, we believe that the low-cost, low-fare business model has the potential to significantly increase the use of air transportation in Brazil. According to the ANAC, there were 43.0 million domestic enplanements and 4.7 million international enplanements on Brazilian carriers in Brazil in 2006, out of a total population of approximately 188 million, according to the Brazilian Geographical and Statistical Institute (Instituto Brasileiro de Geografia e Estatística—IBGE). In contrast, according to the U.S. Department of Transportation, the United States had 694 million domestic enplanements and 74 million international enplanements in 2006, out of a total population of approximately 303 million, based on the latest U.S. census figures.

Brazil is the fifth largest domestic aviation market in the world, covering a vast area (greater than the continental United States) and a population of approximately 188 million people (according to the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE). Growth of the Brazilian commercial aviation industry is closely related to growth of Brazilian GDP. According to ANAC, the Brazilian commercial aviation industry transported 43.0 million passengers in the domestic market in 2006.

Most long-distance public travel services within Brazil are provided by interstate bus companies. In 2006, Brazil’s domestic airline industry transported 43 million passengers, as compared to over 136 million passengers transported by interstate bus companies in 2006, according to the National Ground Transportation Agency (Agência Nacional de Transportes Terrestres). Brazil has no meaningful interstate passenger rail services.

The business travel segment is the largest component of Brazilian air transportation demand and the most profitable in the market. According to company data, business travel represented, according to our internal data, 56% of the total demand for domestic air travel in 2007, which we believe is significantly higher than the business travel portion of domestic air travel in the global aviation sector. According to data collected from the ANAC, flights between Rio de Janeiro and São Paulo accounted for 10.9% of all domestic passengers in 2006. The ten busiest routes accounted for 40.6% of all domestic air passengers in 2007 while the ten busiest airports accounted for 72.8% and 63.0% of all domestic passenger traffic through INFRAERO airports in terms of arrivals and departures in 2006 and 2007, respectively.

From the last quarter of 2006 and throughout most of 2007, technical and operational problems in the Brazilian civil aviation system, including air traffic control, airspace coordination and airport administration have adversely affected airline operations and may continue to adversely affect the industry. Various measures, such as hiring and training of additional air-traffic control personnel, investments in new systems and investments, additional terminal and runway capacity in congested airports, have been taken by the relevant governmental authorities and discussions are currently ongoing with a view to possible additional changes in the organizational structure of the aviation infrastructure system.

After an accident at the São Paulo’s Congonhas airport in July 2007, regulators imposed changes to that airport’s operations in the beginning of October 2007. These changes limited operations to direct flights with a maximum stage length of 1,000 kilometers (1,500 kilometers in the period from December 1, 2007 to March 15, 2008), reduced slots per hour from 44 to 34 for regular flights, and reduced the operational length of the main runway from 1,940 meters to 1,640 meters. The restrictions resulted in a reduction in load factor and reduction in available seat kilometers. By the end of 2007, Congonhas airport represented 7.9% of total consolidated industry revenue, versus 11.6% at the end of 2006, and ranked fourth after the São Paulo Guarulhos, Rio de Janeiro Galeão and Brasilia airports.

The table below sets forth information about the ten busiest routes for air travel in Brazil during 2006 and 2005.

City Pair	Passengers		Route Market Share

	2005	2006	2005	2006

São Paulo—Rio de Janeiro(1)	4,609,027	4,596,903	12.2%	10.9%
São Paulo (Congonhas)—Rio de Janeiro (Santos Dumont)	3,383,008	3,317,537	8.9%	7.9%
Rio de Janeiro (Galeão)—São Paulo (Guarulhos)	771,676	678,378	2.0%	1.6%
São Paulo (Congonhas)—Brasília	1,388,701	1,496,919	3.7%	3.6%
São Paulo (Congonhas)—Curitiba	1,211,342	1,292,422	3.2%	3.1%
São Paulo (Congonhas)—Porto Alegre	1,137,041	1,283,671	3.0%	3.0%
São Paulo (Congonhas)—Confins	858,580	1,089,284	2.3%	2.6%
São Paulo (Cumbica)—Salvador	827,273	1,025,257	2.2%	2.4%
Rio de Janeiro (Galeão)—Salvador	634,378	780,677	1.7%	1.9%
São Paulo (Congonhas)—Florianópolis	641,568	770,707	1.7%	1.8%
São Paulo (Cumbica)—Recife	646,708	757,726	1.7%	1.8%

Source: DAC, from Anuário do Transporte Aéreo 2006
(1) Includes flights between Congonhas and Guarulhos to either Santos Dumont or Galeão airports.

The scheduled domestic passenger airline industry in Brazil is primarily served by us and TAM. At the end of 2007, we and TAM accounted for 93% of both market and seat share of domestic regular routes, measured in terms of revenue passenger kilometers and seat kilometers.

Set forth in the table below is the number of passengers traveling by air between Brazil and other specified South American, North American and European countries during 2006, as well as the gross domestic product and population of each listed country.

			GDP(2)
	Enplanements(1)	Percentage	(in billions	Population(3)
Country	(in thousands)	of Total	of US$)	(in millions)

South America	3,427,216	35.5%	1,958	328
Argentina	1,768,630	18.3%	214	39
Chile	593,289	6.1%	146	17
Uruguay	262,594	2.7%	19	3
Paraguay	229,362	2.4%	9	6
Peru	171,794	1.8%	93	28
Bolivia	150,583	1.6%	11	9
Colombia	135,056	1.4%	136	46
Venezuela	65,508	0.7%	182	27
North America	2,541,805	26.3%	14,500	332
Europe	3,679,518	38.1%	13,491	387
Total	9,648,539	100%	29,949	1,096

________________
Sources: (1) ANAC—Anuário de Transporte Aéreo 2006
(2)World Development Bank Key Statistics, Figures as of 2006
(3)World Development Bank Key Statistics, Figures as of 2006

To ensure an extensive international feeder network and increase competitiveness, airlines are dependent on partnerships, code share and interline agreements with regard to their long haul operations. In large countries like Brazil, the passenger feeder network is usually provided by domestic airlines, while in smaller countries, this function is often fulfilled by other international airlines. Partnerships, code shares and interline agreements between the airlines make air travel for long haul passengers substantially more attractive. The history of partnerships, code shares and interline agreements among airlines date back to 1978 and the deregulation of the United States aviation market, but the main impulse for the importance of these partnerships came in the 1990s with the opening of the European markets.

In 2007 we expanded our interline agreements and code shares, permitting us to capture additional traffic. As of December, 31 2007, Gol had a code share agreement with COPA Airlines and interline agreements with 35 airlines, including Aerolineas Argentinas, Air Europe, Air France, Continental Airlines and Delta Airlines. Until the approval of the acquisition by CADE, which we expect to receive in the first semester of 2008, we will not be able to integrate Varig’s and Gol’s operations. Until then, Gol was only permitted by the aviation authorities to enter into an interline agreement with Varig, allowing Varig to distribute international passengers throughout Gol’s network in Brazil and South America. Upon the approval of the acquisition by CADE, we intend to further integrate Varig’s and Gol’s operations. Varig ended 2007 with 35 interline agreements, including interline agreements with Aeromexico, Alitalia, Air Europe, Air France, Copa, Delta Airlines, Iberia, JAL, KLM and TAP Air Portugal. We believe that our interline agreements and code shares generate domestic feeder traffic for our consolidated network.

When inaugurating flights between Brazil and select international destinations, we must observe the terms of bilateral air transport agreements negotiated between Brazil and foreign governments. These bilateral agreements govern the operation of scheduled services between specified destinations in each country. See “—Regulation of the Brazilian Civil Aviation Market—Route Rights—International routes.”

Trends and Recent Developments in Brazilian Civil Aviation Market

Since 1970, Brazil has for the most part had stable growth in revenue passenger kilometers. From 1970 to 2007, domestic revenue passenger kilometers grew at a compound annual rate of 8.7% . In the past 37 years, the domestic market generally experienced year-over-year growth in revenue passenger kilometers except in times of significant economic or political distress, such as the petroleum crisis in the 1970s, the Brazilian sovereign debt crisis in the early 1980s and the economic and political distress in Brazil in the early 1990s.

From 1999 to 2007, the compound annual growth rate in industry passenger traffic, in terms of domestic revenue passenger kilometers, was 9.1%, versus a compound annual growth rate in available industry capacity, in terms of available seat kilometers, of 6.1% . Domestic industry load factors, calculated as revenue passenger kilometers divided by available seat kilometers, have averaged 63.5% over the same period. The table below shows the figures of domestic industry passenger traffic and available capacity for the periods indicated:

	1999	2000	2001	2002	2003	2004	2005	2006	2007

			(In millions, except percentages)
Available Seat Kilometers	40,323	41,437	45,008	47,109	41,927	43,034	50,182	55,608	64,771
Available Seat Kilometers Growth	5.8%	2.8%	8.6%	4.7%	(11.0)%	2.6%	11.5%	10.8%	16.5%
Revenue Passenger Kilometers	22,204	24,284	26,296	26,780	25,180	28,214	35,429	39,802	44,550
Revenue Passenger Kilometers Growth	(1.5)%	9.4%	8.3%	1.8%	(6.0)%	12.0%	19.4%	12.3%	11.9%
Load Factor	55.1%	58.6%	58.4%	56.8%	60.1%	65.6%	70.2%	71.6%	68.8%
________________
Source: DAC, for 1999 to 2002 from Anuário Estatístico; and for 2003 through 2007 from Dados Comparativos Avançados.

Historically, domestic airline industry revenue growth has generally surpassed Brazilian GDP growth. From 1998 to 2006, domestic airline industry revenue grew at a real compound annual growth rate of 17.6% (as adjusted by the IPCA inflation index) while Brazilian GDP has grown at a real compound annual growth rate of 2.4% over the same period, according to data from the ANAC and the Central Bank.

The airline industry in Brazil is regulated pursuant to Law No. 7,565, of December 19, 1986, also known as the Brazilian Aeronautical Code, as well as extensive regulations issued by the High Command of Aeronautics of the Ministry of Defense (Comando da Aeronáutica), the CONAC, and, since March 2006, the ANAC, which replaced the DAC in its function. Although the Brazilian airline sector was deregulated in the early 1990s, the DAC and the ANAC have imposed varying degrees of regulation since that time, and are charged with guiding, planning, stimulating and supporting the activities of public and private civil aviation as well as implementing international rules and conventions that have already been adopted by the Brazilian government. The decisions of the CONAC and the ANAC at times significantly alter the regulatory environment for civil aviation. Decisions that change regulatory policy often correspond to major socio-economic events, such as the Persian Gulf War and the September 11, 2001 terrorist attacks, and we believe have been designed to shelter domestic carriers from major economic shocks. The ANAC monitors and reacts to ongoing developments in the air transportation sector to achieve multiple competing objectives. The ANAC often takes targeted action to address perceived constraints or challenges affecting civil aviation. The ad hoc policy initiatives of the DAC in the past, and of the CONAC, presently, have included moving to restrict or expand the supply of air transportation services, to increase or decrease the availability of new routes and slots, to curtail or encourage competition in air fares, and to facilitate an orderly cessation of the activities of financially unsound carriers. Currently, the ANAC imposes a series of restrictions and demands on the standards, safety, maintenance, regularity and quality of air carrier operations. Brazilian airlines are permitted to establish their own domestic fares. Domestic fares are followed by the ANAC in order to prevent airlines, which are public concessionaires, from operating in a way that is detrimental to their economic viability. The ANAC also monitors the concession of airport slots, entry of new companies, launch of new routes, increases in route frequencies and lease or acquisition of new aircraft. The regulatory environment relating to the Brazilian civil aviation market is evolving, and a number of new laws are being discussed in Congress and within various regulatory bodies that could change the way in which the industry is regulated. See “Item 4. Business Overview—Regulation of the Brazilian Civil Aviation Market.”

On September 27, 2005, President Luiz Inácio Lula da Silva approved Law No. 11,182 relating to the creation of the National Civil Aviation Agency, or ANAC, which replaced DAC as the primary civil aviation authority. According to Law No. 11,182, ANAC is responsible for organizing civil aviation within a coherent system (coordinating and supervising air transportation service and aviation and ground infrastructure) and for modernizing the regulation of Brazilian aviation operations. ANAC is linked, but not subordinated, to the Ministry of Defense and operates as an independent agency for an indefinite term. ANAC principally has the authority to (i) regulate, inspect and supervise services rendered by Brazilian and foreign airlines operating in Brazil, (ii) grant concessions, permits and authorizations for air transport operations and airport infrastructure services, (iii) represent the Brazilian government before international civil aviation organizations and (iv) control, register and inspect civil aircraft. Furthermore, Law No. 11,182 promotes private enterprise in civil aviation. In accordance with articles 48 and 49, passenger transportation is intended to be provided by the private sector on a competitive basis. In accordance with Section 7 of Law No. 11,182, and with Section 4 of the Decree No. 5,731, issued on March 20, 2006, and that set forth the organizational structure of the agency as well as its internal regulatory regime.

Recent Major Airline Accidents in Brazil

In 2006 and 2007, two major accidents have caused casualties in Brazil:

• On September 29, 2006, one of our new Boeing 737-800 NG aircraft was involved in a mid-air collision with a private aircraft of ExcelAir. Our aircraft went down in the Amazon forest, leaving no survivors among the 148 passengers and six crew members. The ExcelAir aircraft, a new Embraer Legacy 135BJ, performed an emergency landing and all of its seven occupants were unharmed.

• On July 17, 2007, a TAM Airbus 320 crashed upon landing at Congonhas airport in São Paulo. There were no survivors among the 163 passengers, 18 TAM employees and six crew members on board of the aircraft. There were 12 additional fatalities in a TAM Express facility into which the aircraft collided. The total number of fatalities was 199.

Regulation of the Brazilian Civil Aviation Market

The Brazilian Aviation Authorities and Regulation Overview

Air transportation services are considered a public service and are subject to extensive regulation and monitoring by the High Command of Aeronautics of the Ministry of Defense (Comando da Aeronáutica), the CONAC and the ANAC. Air transportation services are also regulated by the Brazilian Federal Constitution and the Brazilian Aeronautical Code. The Brazilian civil air transportation system is controlled by several authorities. The ANAC is responsible for the regulation of the airlines, the DECEA is responsible for airspace control and INFRAERO is responsible for airport administration.

The following chart illustrates the main regulatory bodies, their responsibilities and reporting lines within the Brazilian governmental structure.

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

On October 5, 2001, the Department of Air Space Control (Departamento de Controle do Espaço Aéreo), or DECEA, was created. It reports indirectly to the Brazilian Minister of Defense. The DECEA is responsible for planning, administrating and controlling activities related to airspace, aeronautical telecommunications and technology. This includes approving and overseeing the implementation of equipment as well as of navigation, meteorologic and radar systems. The DECEA also controls and supervises the Brazilian Airspace Control System.

INFRAERO, a state-controlled corporation reporting to the High Command of Aeronautics, is in charge of managing, operating and controlling federal airports, including control towers and airport safety operations. See “Airport Infrastructure” below.

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

In the last quarter of 2006, various technical and operational problems in the Brazilian air traffic control system and a lack of coordination between the various regulatory authorities in Brazil led to increased flight delays, higher than usual flight cancellations and airport congestions. Several measures have been taken by the Brazilian Federal Government, specifically by ANAC and the CONAC, in order to improve the coordination between the authorities, improve safety standards in the air transport sector and to address recent technical and operational problems affecting the Brazilian civil aviation infrastructure. Among other measures, administrative changes were made at the ANAC to improve the coordination between the ANAC and the other regulator bodies. In addition, ANAC has reassigned responsibility for aircraft inspections to regional units in order to enhance the effectiveness of inspections. ANAC has also enacted regulations providing for administrative disciplinary proceedings in which ANAC may impose stronger sanctions varying from fines and suspension of authorizations to the appointment of a trustee to manage the operator. Additional regulations have authorized the president of ANAC to take actions in urgent matters without seeking the prior approval of the other members of ANAC, which may be consulted after the fact.

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

Route Rights

Domestic routes. For the granting of new routes and changes to existing ones, the ANAC evaluates the actual capacity of the airport infrastructure from where such route is or would be operated. In addition, route frequencies are granted subject to the condition that they are operated on a frequent basis. Any airline’s route frequency rights may be terminated if the airline (a) fails to begin operation of a given route for a period exceeding 15 days, (b) fails to maintain at least 75% of flights provided for in its air transportation schedule (Horário de Transporte Aéreo, or HOTRAN) for any 90-day period or (c) suspends its operation for a period exceeding 30 days. The ANAC approval of new routes or changes to existing routes is given in the course of an administrative procedure and requires no changes to existing concession agreements.

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

International routes. In general, requests for new international routes, or changes to existing routes, must be filed by each interested Brazilian airline that has been previously qualified by the ANAC to provide international services, with the SRI (Superintendency of International Relations of the ANAC, which, based on the provisions of the applicable bilateral agreement and general policies of the Brazilian aviation authorities, submits the request to the ANAC for approval. International transit rights for all countries, as well as the corresponding transit rights, derive from bilateral air transport agreements negotiated between Brazil and foreign governments. Under such agreements, each government grants to the other the right to designate one or more of its domestic airlines to operate scheduled service between certain destinations in each country. Airlines are only entitled to apply for new international routes when they are made available under these agreements. For the granting of new routes and changes to existing ones, the ANAC has the authority to approve Brazilian airlines to operate new routes, subject to the airline having filed studies satisfactory to the ANAC demonstrating the technical and financial viability of such routes and fulfilling certain conditions in respect of the concession for such routes. Any airline’s route frequency rights may be terminated if the airline fails to maintain at least 80% of flights provided for in its air transportation schedule HOTRAN for any 180-day period or suspends its operation for a period exceeding 180 days.

Slots Policy

Domestic. Under Brazilian law, a domestic slot is a concession of the ANAC, which is reflected in the airline’s HOTRAN. Each HOTRAN represents the authorization for an airline to depart from and arrive at specific airports within a predetermined timeframe. Such period of time is known as an “airport slot” and provides that an airline can operate at the specific airport at the times established in the HOTRAN. An airline must request an additional slot from the ANAC with a minimum of two months’ prior notice.

Congonhas airport, which serves São Paulo in Brazil is a coordinated airport and has slot restrictions. As the slots at the Congonhas airport are fully utilized, the ANAC is unable to grant the right to new slots to airlines to operate in this airport. If new slots become available, the ANAC must grant 20% of those slots to companies not already operating at that airport.

CONAC has recently taken measures to minimize the recent technical and operational problems in the São Paulo airports, redistributing air traffic from the Congonhas airport to the airports of Guarulhos and has mentioned its intention to adjust tariffs for the use of busy airport hubs to encourage further redistribution of air traffic.

Recently, the ANAC approved new regulations for the allocation of slots to domestic airlines. The regulation governs the manner of allocation of slots, by organizing rotations among the concessionaires, determining the procedures for registration, qualification, judgment and homologation of a request for slot concessions in airports that operate at full capacity (coordinated airports). Additionally, such regulation also establishes the rules permitting transfers of slots between concessionaires.

International. Currently, the main international airports which are controlled, or “slotted”, are Heathrow in London, Frankfurt Main, Charles de Gaulle in Paris, Narita in Tokyo and John F. Kennedy in New York. In these airports, obtaining authorization to take-off or land depends on slot availability, which is created when an operator gives up its slot.

Twice a year, during winter and summer in the northern hemisphere, conferences are held among airlines, airports and slot coordinators (the majority of which are non-governmental), where the requests of airlines for slots for the upcoming season are discussed. Maintenance by the airlines of the current slots or the granting of new slots depends on historic operations of the airlines, according to the International Air Transport Association (IATA).

The granting and suspension of slots depends on the historical data of the airline and its punctuality and regularity. The major issue of airspace congestion at the controlled airports makes flight delays intolerable. In the event that our flights are delayed, we are subject to fines or cancellation of operations.

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

In January 2007, INFRAERO announced its intention to invest approximately R$1.8 billion in the Brazilian airport system until 2010. Among the projects underway is the construction of a new control tower at Congonhas airport in São Paulo, in addition to the recent investment that modernized the passenger terminal and the improvements of the main and auxiliary runways. Infraero commenced investments in a third runway for the Guarulhos airport in São Paulo, and is currently analyzing the construction of a third terminal for this airport. Also INFRAERO is investing in the Curitiba airport (extension of runway and cargo terminal), the Porto Alegre airport (runway extensions and construction of a new logistics center), and in a capacity increase of the international airport of Brasilia.

Of the 67 Brazilian airports managed by INFRAERO, approximately 20 airports are receiving infrastructure investments and upgrades. The airport upgrade plan does not require contributions or investments by the Brazilian airlines and is not expected to be accompanied by increases in landing fees or passenger taxes on air travel.

The table below sets forth the number of passengers at the ten busiest airports in Brazil during 2006 and 2007:

	Thousands of
	Passengers
	(Inbound and
Airport	Outbound)

	2006	2007

São Paulo—Congonhas	18,459	18,796
São Paulo—Guarulhos	15,689	15,265
Brasília	9,670	11,120
Rio de Janeiro—Galeão	8,741	10,353
Salvador	5,411	5,932
Recife	3,954	4,445
Porto Alegre	3,847	4,340
Belo Horizonte—Confins	3,728	4,188
Rio de Janeiro—Santos Dumont	3,553	3,907
Curitiba	3,532	3,614
___________
Source: INFRAERO

The airports that we use internationally have their own rules and regulations regarding their airport use and infrastructure, which we are subject to.

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

Article 122 of Law No. 8,666 of June 21, 1993, provides that airline concessions are to be regulated by specific procedures set forth in the Brazilian Aeronautical Code. The Brazilian Aeronautical Code and the regulations issued by the High Command of Aeronautics do not expressly provide for public bidding processes and currently it is not necessary to conduct public bidding processes prior to granting of concessions for the operation of air transportation services.

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

We are in the process of formalizing our quality and environmental management systems (EMS), with the objective of certifying them to international standards. We are conducting planning for these activities, including preparing the necessary documentation, various operating procedures, as well as establishing organizational responsibilities and monitoring protocols. We are monitoring and analyzing the developments regarding amendments to Kyoto protocol and emissions regulations in the United States and Europe and may in the future be obliged to acquire carbon credits for the operation of our business. No legislation on this matter has yet been enacted in Brazil.

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

• the airline must file with the ANAC, in the first month of each semester, a detailed stockholding interest chart including a list of shareholders, as well as a list of all share transfers effected in the preceding semester; and

• based on its review of the airline’s stock interest chart, the ANAC has the authority to subject any further transfer of shares to its prior approval.

The Registrant holds substantially all of the shares of Gol and Varig, which are public concessionaires of air transportation services in Brazil. Under the Brazilian Aeronautical Code, the restrictions on the transfer of shares described above apply only to companies that hold concessions to provide regular air transportation services. Therefore, the restrictions do not apply to the Registrant.

Brazilian Bankruptcy Law

     In 2005, the Brazilian government enacted a new bankruptcy law, providing a new set of rules for bankruptcy in Brazil. The reform was motivated by the need to enhance the chances of restructuring distressed businesses and credit recovery.

     The major changes introduced by the new bankruptcy law include the possibility of extra-judicial and judicial restructurings. In essence, debtors are able to negotiate with creditors the repayment of debts, including any necessary corporate restructurings under the protection of the law.

     Using the extra-judicial recovery procedures, borrowers in distress will be allowed to negotiate restructuring directly with creditors without judicial interference. In case of an agreement, the restructuring plan is binding on all creditors (tax and labor claims are not subjected to extra-judicial reorganization), provided it is approved by the majority of a company’s creditors and ratified by the competent Bankruptcy Court. In case the plan is rejected by creditors or not confirmed by the Bankruptcy Court, the debtor may submit a new out-of-court reorganization plan or may file for judicial reorganization.

     Through judicial restructuring, the debtor may present a restructuring plan to the Court, which, if opposed by its creditors, will be submitted to a General Meeting of Creditors. Judicial reorganization binds all pre-petition credits (even those not yet due), except for tax credits. The plan can be approved, amended or rejected. In case of rejection, the debtor shall be declared bankrupt.

     The judicial recovery may be implemented by means of one or more transactions, for example any change of control, granting of special terms and conditions to the payment of the obligations, replacement of the debtor’s management and partial sale of assets, as the case may be.

     Among the innovations of the new Brazilian bankruptcy law is the change in the ranking of claims, which should follow the following priority order: (i) labor-related claims, limited to an amount equivalent to 150 minimum salaries per creditor, and workplace accident claims; (ii) claims guaranteed by security interest, limited to the value of the encumbered asset; (iii) tax claims, except for tax fines; (iv) claims with special privileges; (v) claims with general privileges; (vi) unsecured claims; (vii) contractual penalties and fines for breach of criminal or administrative law, including tax fines; and (viii) subordinated claims.

     Also, the new bankruptcy law facilitates the recovery of Companies and provides a more favorable legal environment to financial institutions and to the capital markets participants providing credit and liquidity and, consequently, benefit the Brazilian economy as a whole by reducing lenders’ risks in credit transactions.

     The new legal regime reduces the creditors’ risks by prioritizing, in case of a bankruptcy proceeding, the payment of secured claims (debts guaranteed by security interest over real estate or commodities) over tax claims. The limitation of the amount designated for the payment of labor claims (which ranks as the first claim in the priority order) also tends to favor financial institutions and investors providing credit and, accordingly, reducing the risk of credit operations and the cost of funds.

     VRG is a company formed from assets and rights of the Isolated Productive Unit (UPI) of the former Varig group, which sought bankruptcy protection on June 17, 2005. Old Varig underwent a judicial restructuring, according to the new bankruptcy law. The UPI was created in the Bankruptcy Recovery Plan of the former Varig group (including the airlines Varig, Rio Sul and Nordeste, together, the “Recovering Companies”). Under the Brazilian Bankruptcy Law of 2005, the UPI was created and sold free of liabilities of any nature (civil, labor, tax, pension, etc.).

     With the acquisition, we fully assumed the obligation to assure that VRG completes, in the strictest terms, all of the terms of the above mentioned bidding rules for the judicial auction.

      Due to the recency of the new bankruptcy law, there is no judicial or regulatory guidance or consolidated experience with regard to the application of this law. We believe that the law protects us from bankruptcy-related claims of creditors of the former Varig group in Brazil. Other countries, however, may or may not recognize the protection granted to us under this law. See “Risk Factors—We may be subject to increased litigation risks related to the operations of the former Varig group.”

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

     The Export-Import Bank of the United States (“Ex-Im”) has extended its offer to reduce by one-third the premium it charges in connection with guarantees of large commercial aircraft financings for those countries that ratify the Cape Town Convention. If the Cape Town Convention is ratified by the government of Brazil, future guarantee premiums charged to Gol by Ex-Im (“Exposure Fees”) may be reduced by as much as one percent for aircraft that are scheduled for delivery prior to December 31, 2010; provided that the underlying purchase contract was a firm contract as of April 30, 2007.

     Ex-Im has also agreed on a common approach with European export-credit agencies on offering export credits for commercial aircraft. Among other things, the new Sector Understanding on Export Credits for Civil Aircraft (the “ASU”) sets forth minimum guarantee premium rates applicable to aircraft delivered on or after January 1, 2011, or under a firm contract entered into after April 30, 2007. While subject to modification, the Exposure Fees paid by GOL on applicable aircraft are likely to increase. The amount of any such increase will depend upon the credit risk assigned to GOL by the participating export-agencies pursuant to the protocols of the ASU. In addition, GOL will no longer be able to finance the amortization payments of loans guaranteed by Ex-Im with SOAR loan facilities.

C. Organizational Structure

     The Registrant is a holding company, which owns directly or indirectly shares of six subsidiaries: GTA; GTI S.A., which owns VRG; three offshore finance subsidiaries Gol Finance Cayman and GAC Inc., which owns Sky Finance. Gol and Varig are the Registrant’s operating subsidiaries, under which we conduct our business. Gol Finance, GAC Inc. and Sky Finance are off-shore companies established for the purpose of facilitating cross-border transactions.

D. Property, Plant and Equipment

     Our primary corporate offices are located in two buildings in São Paulo. Our commercial, operations, technology, finance and administrative staff is based primarily at our headquarters. We have concessions to use other airport buildings and hangars throughout Brazil, including a part of a hangar at Congonhas airport where we perform aircraft maintenance. We own a new state-of-the-art Aircraft Maintenance Center in Confins, in the State of Minas Gerais. The certification authorizes maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s. We use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment.

ITEM 4A. Unresolved Staff Comments

     None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read this discussion in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report.

     We are one of the world’s leading low-cost carriers and one of South America’s leading airlines. We serve the largest number of destinations in the Brazilian air passenger transportation market, with a 45% domestic market share and a 44% domestic seat capacity share at the end of 2007. We operate our passenger air transportation business through our subsidiaries GTA (which operates the Gol brand) and VRG (which operates the Varig brand).

     Gol operates based on a low-cost, low-fare business model, with a single class of service in the Brazilian domestic market and South America. It is the fourth largest low-cost airline in the world, in terms of passengers transported in 2007 and the only low-fare low-cost airline providing frequent service on routes connecting all of Brazil’s major cities and also to major cities in South America. Gol’s affordable, reliable and simple service and its focus on markets that were either underserved or did not have a lower-fare alternative has led to a strong awareness of its brand and a rapid increase in its market share, while allowing it to maintain one of the lowest operating costs in the airline industry worldwide. Gol’s vision is to be recognized as the airline that popularized high-quality, low-fare air transportation in South America.

     Varig offers flights with single and dual class services to domestic and South American destinations. Varig’s services focus on business travelers and emphasize business-oriented schedules and destinations, with differentiated onboard services and VIP lounges at principal airports. Varig offers the most legroom in a single class configuration of all Brazilian domestic airlines. On certain domestic and international routes, it also offers business/comfort class service. Varig focuses on competing in specific high-demand markets with comparable services at low prices. Varig’s vision is to be recognized as the Brazilian airline that offers high quality air travel services to its customers.

     For the year ended December 31, 2007 we had net revenues of R$4.9 billion and net income of R$102.5 million. During the same period, Gol contributed R$4,096.1 million in passenger revenues and Varig contributed R$470.6 million passenger revenues. Ancillary and other revenues represented 7.5% of our consolidated revenues.

     Our strategy is to increase the size of the market by attracting new passengers through the combination of Gol’s and Varig’s flight networks, a modern aircraft fleet, targeted marketing, a variety of attractive ancillary businesses such as our loyalty program (Smiles), air cargo services (Gollog) and through a variety of payment mechanisms (including Voe Fácil) designed to make the purchase of our tickets easier for customers in lower income classes.

A. Operating Results

Revenues

     We derive our revenues primarily from transporting passengers on our aircraft. In 2007, 92.5% of our revenues were derived from passenger fares, and the remaining 7.5% of our revenues were derived from ancillary revenues principally from our cargo business, which utilizes available cargo space on our passenger flights. Nearly all of our passenger revenue and cargo revenue is denominated in reais. Passenger revenue is recognized either when transportation is provided or when the ticket expires unused. Cargo revenue is recognized when transportation is provided. Other revenue consists primarily of our frequent flyer program (Smiles), charter services, ticket change fees, excess baggage charges, interest on installment sales and other incidental services. Passenger revenues are based upon our capacity, load factor and yield. Our capacity is measured in terms of available seat kilometers, which represents the number of seats we make available on our aircraft multiplied by the number of kilometers the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing revenue passenger kilometers by available seat kilometers. Yield is the average amount that one passenger pays to fly one kilometer.

     The following table sets forth Gol’s and Varig’s capacity, load factor and yield for the periods indicated.

	Year Ended December 31,

	2005	2006	2007

Consolidated
Capacity (in available seat kilometers, in millions)	13,246	20,261	34,348
Operating Revenue per available seat kilometers (in R$ cents)	20.2	18.8	14.4
Load factor	73.5%	73.1%	66.0%
Yield (in R$ cents)	R$26.1	R$24.2	R$20.1
Growth in passenger revenues per available seat kilometer	19.2%	(9.6)%	(24.7)%

Gol
Capacity (in available seat kilometers, in millions)	13,246	20,261	29,198
Operating Revenue per available seat kilometers (in R$ cents)	20.2	18.8	15.0
Load factor	73.5%	73.1%	68.4%
Yield (in R$ cents)	R$26.1	R$24.2	R$20.5
Growth in passenger revenues per available seat kilometer	19.2%	(9.6)%	(20.4)%

Varig
Capacity (in available seat kilometers, in millions)	-	-	5,150
Operating Revenue per available seat kilometers (in R$ cents)	-	-	10.8
Load factor	-	-	52.5%
Yield (in R$ cents)	-	-	R$17.4
Growth in passenger revenues per available seat kilometer	-	-	na

     The following table sets forth geographic information for net operating revenues by market, as compiled based on passenger and cargo transportation provided by origin to final destination for Gol and origin to first destination for Varig:

	2006	%	2007	%

	(thousands of reais)		(thousands of reais)
Domestic	3,684,154	96.9	4,518,573	91.5
International	117,863	3.1	419,758	8.5

Total	3,802,017	100.0	4,938,331	100.0

     We have increased our revenues by increasing our capacity (in terms of fleet size and departures). We believe that our careful focus on serving specific segments of the domestic air travel market, our expansion into the long haul market, the value that we offer our customers and Gol’s low fares distinguish us from other airlines and enable us to continue increasing our capacity to take advantage of strong, untapped demand for air travel services.

     In 2007, our consolidated revenue per available seat kilometer decreased by 24.9% from R$17.7 cents in 2006 to R$13.3 cents mainly due to a decrease in consolidated yield of 16.9% from R$24.2 cents in 2006 to R$20.1 cents. Our yield decreased mainly due to a 15.4% increase in stage length. Our load factors decreased by 7.1 percentage points from 73.1% in 2006 to 66.0% in 2007.

     Our ancillary revenues are an increasingly important part of our revenue composition. In 2007, our ancillary and other revenue increased 68.1% from R$221.1 million in 2006 to R$371.6 million in 2007 representing 7.5% of our total revenues. Our cargo transportation activities (Gollog) increased 36.5% from R$126 million in 2006 to R$172 million in 2007, Varig’s Smiles loyalty program and Voe Fácil accounted for R$58.6 million and R$4.4, respectively.

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

     Generally, the revenues from and profitability of our flights reach their highest levels during the January (summer) and July (winter) vacation periods and in the final two weeks of December during the Christmas holiday season. The week during which the annual Carnival celebrations take place in Brazil is generally accompanied by a decrease in load factors. Given our high proportion of fixed costs, this seasonality is likely to cause our results of operations to vary from quarter to quarter. We generate most of our revenue from ticket sales through our website, and we are one of the largest and leading e-commerce companies in Brazil in terms of net sales through the Internet.

Operating Expenses

     Gol has lower operating expenses than other airlines because we operate a simplified fleet with a single-class of service, have one of the newest fleets in the industry, utilize our aircraft efficiently, use and encourage low-cost ticket sales and distribution processes. We are applying Gol’s low cost business model to Varig’s operations, adjusted only in specific areas like more legroom, differentiated onboard service and ticket distribution channels, and the offering of VIP lounges. Based on this model, we have since the acquisition significantly reduced and intend to further reduce Varig’s costs per available seat kilometer.

     The main components of operating expenses include those related to aircraft fuel, aircraft rent, aircraft maintenance, sales and marketing, and salaries, wages and benefits provided to employees, including provisions for our profit sharing plan.

     Our aircraft fuel expenses are higher than those of low-cost airlines in the United States and Europe because there is only one significant supplier of jet fuel in Brazil and taxes applicable to the sale of jet fuel are very high and are passed along to us. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. From January 1, 2002 to December 31, 2007, the price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, increased by 9.3% from US$66.09 per barrel to US$72.23 per barrel. Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also linked to fluctuations in the exchange rate of the real versus the U.S. dollar. We currently enter into short-term arrangements to hedge against increases in oil prices and foreign exchange fluctuations. We believe that we have an advantage compared to industry peers in Brazil in aircraft fuel expenses because we mainly use Boeing 737 New Generation aircraft that are more fuel efficient than other aircraft in the industry. We expect these advantages to improve in the future due to the increase of our fleet of fuel efficient new Boeing 737-800 Next Generation aircraft.

     Our aircraft rent expenses are in U.S. dollars and have increased in line with the expansion of our operations. We also use short-term arrangements to hedge against exchange rate exposure related to our lease payment obligations. In addition, leases for nine of our aircraft are subject to floating-rate payment obligations that are based on fluctuations in international interest rates. We currently have hedging policies in place to manage our interest rate exposure.

     Our maintenance, material and repair expenses consist of light (line) and scheduled heavy (structural) maintenance of our aircraft. Maintenance and repair expenses, including overhaul of aircraft components, are charged to operating expenses as incurred. Our aircraft have required a low level of maintenance and therefore we have incurred low maintenance expenses, because the average age of our fleet was 9.0 years (Gol’s fleet with an average age of 7.0 years and Varig fleet with an average age of 13.6 years) at December 31, 2007 and most of the parts on our aircraft are under multi-year warranties. Our aircraft are covered by warranties that have an average term of three to five years. The warranties on the aircraft we received in 2007 under our firm purchase order with Boeing will start expiring in 2012. Based on scheduled maintenance events, we experienced an increase in maintenance expenses in 2007. We expect our maintenance expenses to further increase due to the expiration of certain of our multi-year warranties and an increase in scheduled maintenance events in the near future. Thus, with regard to the accounting for aircraft maintenance and repair costs, our current and past results of operations may not be indicative of future results. In 2006, we completed our new Aircraft Maintenance Center in Confins, in the State of Minas Gerais. The certification of the center authorizes maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s. We currently use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment and intend to expand its capacity to also serve Varig’s Boeing 767 aircraft. We believe that we have an advantage compared to industry peers in maintenance, materials and repairs expenses due to the use of Boeing 737 Next Generation aircraft that allows for phased maintenance as described in this annual report, and due to the internalization of our maintenance. We believe that this advantage will remain in the future.

     Our sales and marketing expenses include commissions paid to travel agents, fees paid for our own and third-party reservations systems and agents, fees paid to credit card companies and advertising. Our distribution costs are lower than those of other airlines in Brazil on a per available seat kilometer basis because a higher proportion of our customers' purchase tickets from us directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. Gol generated 81.3%, 81.6% and 80.0% of its consolidated passenger revenues through its website in the years ended December 31, 2005, 2006 and 2007, respectively, including Internet sales through travel agents. For these reasons, we believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will remain in the future.

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

     During the period between 2005 and December 31, 2007, our break-even load factor, which is the passenger load factor that will result in operating revenues being equal to operating expenses, increased from 56.4% to 66.3% . This increase has been primarily due to decrease in yield and revenues per available seat kilometer, partially offset by the spreading of fixed costs over a greater number of available seat kilometers which benefits also our cost per available seat kilometer.

Growth of Our Operations

     The following table demonstrates the growth of our operations, on a quarterly basis since 2005:

	Cities	Number of	Operating
At Period Ended	Served	Departures	Aircraft

March 31, 2005	37	25,513	30
June 30, 2005	41	28,750	34
September 30, 2005	42	32,237	38
December 31, 2005	45	34,192	42
March 31, 2006	49	36,516	45
June 30, 2006	50	39,043	50
September 30, 2006	53	42,514	54
December 31, 2006	55	46,623	65
March 31, 2007	56	50,458	67
June 30, 2007	62	61,013	88
September 30, 2007	63	61,160	94
December 31, 2007	65	64,656	106

Brazilian Economic Environment

     As a company with substantially all of its operations currently in Brazil, we are affected by general economic conditions in the country. While our growth since 2001 has been primarily driven by our expansion into new markets and increased flight frequencies, we have also been affected by macroeconomic conditions in Brazil. Our growth outpaced that of our primary competitors because of strong demand for our lower fare service. In 2007, we grew 53.0% in terms of revenue passenger kilometers. We believe the rate of growth in Brazil is important in determining our future growth capacity and our results of operations.

     Our results of operations are affected by currency fluctuations. A total of 91.5% of our revenues are denominated in reais (with a small portion of our revenues from our international flights being denominated in other currencies), but a significant part of our operating expenses are either payable in or affected by the U.S. dollar, such as our aircraft operating lease payments, related maintenance reserves and deposits, and jet fuel expenses. Based on a statistical analysis of our first seven years of operations, we believe that our revenues are highly correlated with the real/U.S. dollar exchange rate and jet fuel prices because real fluctuations and increases in jet fuel prices are generally incorporated into the fare structures of Brazilian airlines. 48.7% of our operating expenses (including aircraft fuel) are denominated in, or linked to, U.S. dollars and therefore vary with the real/U.S. dollar exchange rate. We believe that our foreign exchange and fuel hedging programs protect us against short-term swings in the real/U.S. dollar exchange rate and jet fuel prices. Overall, we believe that the combination of our revenue stream, with its correlation to movements in the real/U.S. dollar exchange rate, and short-term hedges on the U.S. dollar-linked portion of our expenses, will mitigate the adverse effect on our operating expenses of abrupt movements in the real/ U.S. dollar exchange rate.

     Inflation has also had, and may continue to have, effects on our financial condition and results of operations. 51.3% of our operating expenses (excluding aircraft fuel) are denominated in reais, and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation.

     Since 2004, the macroeconomic indicators in Brazil have consistently improved.

     During 2005, Brazil’s GDP increased 2.3% and the country achieved a trade surplus of US$44.8 billion. Inflation in 2005, as measured by the IGP-M, was 1.2% and 5.7% as measured by the IPCA. Interest rates continued to be high, with the CDI rate at the end of 2005 equaling an annualized rate of 18.0% . In 2005, the real appreciated by 11.8% against the U.S. dollar, reflecting continued investor confidence. On December 31, 2005, the U.S. dollar/real exchange rate was R$2.341 per US$1.00.

     During 2006, Brazil’s GDP increased 2.9% and the country achieved a trade surplus of US$46.1 billion. Inflation in 2006, as measured by the IGP-M, was 3.8% and 3.1% as measured by the IPCA. The Brazilian Central Bank’s year-end inflation target for each of 2007 and 2008 is 4.5%, based on the IPCA index, within a band of 2 percentage points. Interest rates continued to be high, with the CDI rate at the end of 2006 equaling an annualized rate of 13.2% . In 2006, the real appreciated by 8.7% against the U.S. dollar, reflecting continued investor confidence. On December 31, 2006, the U.S. dollar/real exchange rate was R$2.138 per US$1.00. In November 2006, Luiz Inácio Lula da Silva was reelected as president of Brazil for a second term of four years.

     In 2007, Brazil’s GDP increased 5.4% and the country achieved a trade surplus of US$40.0 billion. Inflation in 2007, as measured by the IGP-M, was 7.7% and 4.5% as measured by the IPCA. Interest rates declined during 2007. At December 31, 2006 the CDI rate was an annualized rate of 13% and at December 31, 2007, the annualized rate was 11%. In 2007, the real appreciated by 11% against the U.S. dollar, reflecting continued investor confidence. On December 31, 2007, the U.S. dollar/real exchange rate was R$1.771 per US$1.00. Brazil finished 2007 with US$180 billion in currency reserves.

     The following table shows data for real GDP growth, inflation, interest rates, the U.S. dollar exchange rate and crude oil prices for and as at the periods indicated.

		December 31,

	2005	2006	2007

Real growth in gross domestic product	2.3%	2.9%	5.4%
Inflation (IGP-M)(1)	1.2%	3.8%	7.7%
Inflation (IPCA)(2)	5.7%	3.1%	4.5%
CDI rate(3)	18.0%	13.2%	11.1%
LIBOR rate(4)	4.5%	5.4%	4.7%
Depreciation (appreciation) of the real vs. U.S. dollar	(13.4)%	(9.5)%	(20.7)%
Period-end exchange rate—US$1.00	R$2.3407	R$2.1380	R$1.7713
Average exchange rate—US$1.00(5)	R$2.4125	R$2.1499	R$1.9483
West Texas intermediate crude (per barrel)	US$61.04	US$61.05	US$96.00
Year end Increase (decrease) in West Texas intermediate
crude (per barrel)	40.5%	0.02%	57.2%
West Texas intermediate crude (average per barrel during
period)	US$56.59	US$66.09	US$72.23
Average Increase (decrease) in West Texas intermediate
crude (per barrel)	36.3%	16.8%	9.3%
_____________

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

     Critical accounting policies and estimates are those that are reflective of significant judgments and uncertainties, and potentially result in materially different outcomes under different assumptions and conditions. The policies and estimates discussed below have been reviewed with our independent auditors. For a discussion of these and other accounting policies, see Note 2 to our consolidated financial statements.

     Goodwill and Intangible Assets. We account for goodwill and other intangible assets using SFAS No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets.” Under this standard, goodwill is tested for impairment annually by comparing the book value to the fair value at the reporting unit level and indefinite-lived intangibles are tested individually, at least annually, by reviewing the individual book values compared to the fair value. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure fair value. Assumptions in our impairment evaluations are consistent with internal projections and operating plans.

     Revenue Recognition and Loyalty Program. Passenger revenue is recognized either when transportation is provided or when the ticket expires unused. Tickets sold but not yet used are recorded as air traffic liability. Air traffic liability primarily represents tickets sold for future travel dates and estimated refunds and exchanges of tickets sold for past travel dates. A small percentage of tickets (or partial tickets) expire unused. We estimate the amount of future refunds and exchanges, net of forfeitures, for all unused tickets once the flight date has passed. These estimates are based on historical data and experience. Estimated future refunds and exchanges included in the air traffic liability account are constantly evaluated based on actual refund and exchange activity to validate the accuracy of our revenue recognition method with respect to forfeited tickets. Revenue from the shipment of cargo is recognized when transportation is provided. Other revenue includes charter services, ticket change fees and other incidental services, and is recognized when the service is performed. Our revenues are net of certain taxes, including state value-added and other state and federal taxes that are collected from customers and transferred to the appropriate government entities. Such taxes in 2007, 2006 and 2005 were R$191.2 million, R$149.8 million and R$109.0 million, respectively.

     Varig operates a frequent flyer program, Smiles, that provides travel and other awards to members based on accumulated mileage credits. The obligation assumed under the Smiles program was valued at the acquisition date at the estimated fair value that represents the estimated price we would pay to a third party to assume the obligation for miles expected to be redeemed under the Smiles program. Outstanding miles earned by flying Varig or distributed by its non-airline partners (such as banks, credit card issuers and e-commerce companies) were revalued using a weighted-average per-mile equivalent ticket value, taking into account such factors as differing classes of service and domestic and international ticket itineraries, which can be reflected in awards chosen by Smiles program members.

     The sale of passenger tickets by Varig includes air transportation and mileage credits. Varig’s sales of miles to business partners include marketing and mileage credits. Varig uses the deferred revenue model to account for its obligation for miles to be redeemed based upon the equivalent ticket value of similar fares. Varig accounts for all miles earned and sold as separate deliverables in a multiple element revenue arrangement as prescribed by FASB Emerging Issues Task Force Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” Varig uses the residual method and defers the portion of the sales proceeds that represent the estimated fair value of the award and recognize that amount as revenue when the award is provided. The excess of sale proceeds over the fair value of the award is recognized as air transportation revenue or other revenue (for marketing), as applicable.

     For miles that are inactive for a period of 36 consecutive months, it is Varig’s policy to cancel all miles contained in those accounts at the end of the 36 month period of inactivity. The value associated with mileage credits that are estimated to be cancelled based upon inactivity is recognized as passenger revenue in proportion to actual mileage award redemptions over the period in which the redemptions occur.

     Accounting for Long-lived Assets. The following table shows a breakdown of Company’s long-lived asset groups along with information about estimated useful lives and residual values of these groups:

	Estimated Useful	Estimated
	Life	Residual Value

Aircraft and engines	20 years	20%
Ground property and equipment	5 to 10 years	0%

     In estimating the lives and expected residual values of its aircraft, the Company primarily has relied upon actual experience with the same or similar aircraft types and recommendations from Boeing, the manufacturer of the Company’s aircraft. Aircraft estimated useful lives are based on the number of “cycles” flown (one-take-off and landing). The Company has made a conversion of cycles into years based on both its historical and anticipated future utilization of the aircraft. Subsequent revisions to these estimates, which can be significant, could be caused by changes to the Company’s maintenance program, changes in utilization of the aircraft (actual cycles during a given period of time), governmental regulations related to aging aircraft, and changing market prices of new and used aircraft of the same or similar types. The Company evaluates its estimates and assumptions each reporting period and, when warranted, adjusts these estimates and assumptions. These adjustments are accounted for on a prospective basis through depreciation and amortization expense, as required by GAAP.

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

     Financial Derivative Instruments. We account for financial derivative instruments utilizing Statement of Financial Accounting Standards No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities,” as amended. As part of the our risk management program, we use a variety of financial instruments, including petroleum call options, petroleum collar structures, petroleum fixed-price swap agreements, and foreign currency forward contracts. We do not hold or issue derivative financial instruments for trading purposes.

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

     Our outstanding derivative contracts are designated as cash flow hedges for accounting purposes. While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being recorded in other comprehensive income. All changes in fair value that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying exchange exposure is realized and fuel is consumed. Changes in fair value that are not considered to be effective are recorded to “other gains and losses” in the income statement. See Note 2 of our financial statements for further information on SFAS 133 and financial derivative instruments.

     Stock options. We account for stock-based compensation under the fair value method in accordance with SFAS 123(R), “Share-Based Payment,” which superseded APB Opinion No. 25, “Accounting for Stock Issued to Employees”, after December 2005. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The Company has adopted SFAS 123(R) in the first quarter of 2006 using the modified prospective method, which provides that compensation cost is recognized in the financial statements for new awards and to awards modified, repurchased or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date is recognized as the requisite service is rendered on or after the required effective date. See Note 2 of our financial statements for further information on SFAS 123(R).

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

     In determining whether it is probable maintenance deposits will be used to fund the cost of maintenance events, the Company conducts the following analysis at the inception of the lease, on an annual and quarterly basis and whenever events or changes in circumstances indicate that amounts may not be recoverable, to evaluate potential impairment of this balance:

     • At the time of delivery of each aircraft under lease, the Company evaluates the aircraft’s condition, including the airframe, the engines, the auxiliary power unit and the landing gear.

     • The Company projects future usage of the aircraft during the term of the lease based on its business and fleet plan.

     • The Company estimates the cost of performing all required maintenance during the lease term. These estimates are based on the extensive experience of its management and industry available data, including historical fleet operating statistic reports published by engine suppliers.

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

     Based on the foregoing analysis, management believes that the amounts reflected on the consolidated balance sheet as Aircraft and Engine Maintenance Deposits are probable of recovery. There has been no impairment of our maintenance deposits. A summary of activity in the Aircraft and Engine Maintenance Deposits is as follows:

	2005	2006	2007

	(in thousands of reais)
Beginning of year	266,532	386,193	263,647
Amounts paid in	119,661	118,308	113,942
Reimbursement of expense incurred	-	(24,739)	(47,437)
Reclassified to Other Deposits	-	(216,115)	(7,798)

End of year	386,193	263,647	322,354

     The estimated maintenance reserve deposits to be paid to the lessors and the estimated amounts to be charged to maintenance expense that will be reimbursed from the deposits, based on currently scheduled maintenance are set forth in the following table:

	2008	2009	2010	2011	2012

	(in thousands of reais)
Estimated Reserve Deposits	74,735	40,099	40,099	18,505	18,505
Estimated Reserve Reimbursements	65,471	50,773	37,399	26,159	25,654

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

Recent Accounting Pronouncements

     In September 2006, the FASB issued SFAS 157. This statement, among other things, defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS 157 intends to eliminate the diversity in practice associated with measuring fair value as caused by the application of existing accounting pronouncements. SFAS 157 emphasizes that fair value is a market-based measurement and thus, should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS has established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (1) observable inputs such as quoted prices in active markets, (2) inputs other than the quoted prices noted above that are observable either directly or indirectly and (3) unobservable inputs in which there is little or no market data and requires the reporting entity to develop its own assumptions. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on consolidated financial position and results of operations. Based on our preliminary analysis, we do not expect a significant impact of the adoption of SFAS 157 on our results of operations and financial condition.

     In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. If the fair value option is elected for an instrument, the Statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. We are currently evaluating the potential impact, if any, that the adoption of SFAS 159 will have on its results of operations or consolidated financial position.

     In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No 141 (revised 2007), “Business Combination,” which replaces FASB Statement No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations, but is broader in scope. It also provides, among other things, new guidance in defining the acquirer in a business combination, determination of the acquisition date, recording a step acquisition, and measurement of value of a non-controlling interest in the acquiree company. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” The Company will apply such pronouncement on a prospective basis for each new business combination.

     In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related Statement 141(R). This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact of such new pronouncement in its consolidated financial statements.

     For a further description of our accounting policies and recent accounting pronouncements, see note 3 to our consolidated financial statements.

Results of Operations

     The following table sets forth certain components of our income for the years ended December 31, 2007, 2006 and 2005.

		Year Ended December 31,

	2005	2006	2007	2007

		(In thousands)
Net operating revenues:
Passenger	R$2,539,016	R$3,580,919	R$4,566,691	US$2,578,158
Cargo and other	130,074	221,098	371,640	209,812

Total net operating revenues	2,669,090	3,802,017	4,938,331	2,787,970
Operating expenses:
Salaries, wages and benefits	260,183	413,977	798,141	450,596
Aircraft fuel	808,268	1,227,001	1,898,840	1,072,004
Aircraft rent	240,876	292,548	515,897	291,253
Sales and marketing	335,722	414,597	367,866	207,681
Landing fees	92,404	157,695	273,655	154,494
Aircraft and traffic servicing	91,599	199,430	348,732	196,879
Maintenance, materials and repairs	55,373	146,505	318,917	180,047
Depreciation	35,014	69,313	121,570	68,633
Other operating expenses	128,300	179,494	317,686	179,352

Total operating expenses	2,047,739	3,100,560	4,961,304	2,800,939
Operating income	621,351	701,457	(22,973)	(12,969)
Other expenses:
Interest expense	(19,383)	(66,378)	(142,390)	(80,387)
Financial income (expense), net	115,554	163,883	265,074	149,649

Income before income taxes	717,522	798,962	99,711	56,293
Income taxes (expense) benefit	(204,292)	(229,825)	2,802	1,582

Net income	R$513,230	R$569,137	R$102,513	US$57,875

Earnings per share and ADS, basic(1)	R$2.66	R$2.90	R$0.52	US$0.29
Earnings per share and ADS, diluted(1)	R$2.65	R$2.90	R$0.52	US$0.29
Weighted average shares used in computing	192,828	196,103	198,609	198,609
earnings per share, basic (in thousands)(1)
Weighted average shares used in computing	193,604	196,210	198,657	198,657
earnings per share, diluted (in thousands)(1)
Earnings per ADS, basic(2)	R$2.66	R$2.90	R$0.52	US$0.29
Earnings (loss) per ADS, diluted(2)	R$2.65	R$2.90	R$0.52	US$0.29
__________________

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

Year 2007 Compared to Year 2006

     Our consolidated results for 2007 include the results of Varig since April 9, 2007, which limits the comparability of our results of operations in 2007 and 2006. The comparability of these periods is further reduced by our acquisition of Varig, its integration and investments in Varig in 2007, more specifically the development and implementation of Varig’s business model in order to achieve costs savings and operating and financial efficiencies of Varig, which experienced losses in 2007 and in the periods before our acquisition. We are currently in the process of the improving Varig’s results and financial condition. In addition, our results of operations in 2007 were negatively affected by developments in the Brazilian airline industry, which caused increased flight times, increased ground times, and suboptimal network and revenue management. In particular, the regulatory restrictions placed on São Paulo’s Congonhas airport after a major accident of a competitor’s aircraft in July 2007, resulted in network adjustments that reduced load factors and increased ground times, particularly at Varig. Varig’s results were particularly affected, due to the high concentration of its network of flights in Congonhas airport. Additionally, air passenger demand was negatively affected during the disturbances resulting from the continuation of industry-wide delays and bottlenecks caused by problems with Brazilian air traffic control since the last quarter of 2006, which extended into the first half of 2007 and negatively affected our results in 2007.

     We present in the following table information regarding our results of operations in 2007 on a consolidated basis, and the results of operations of Gol and Varig individually. For a description of the accounting treatment of the Varig acquisition, see note 4 to our consolidated financial statements.

	2006	Year Ended December 31, 2007

		Consolidated
	Consolidated	excluding	Varig	Consolidated
		Varig

		(In thousands)
Net operating revenues:
Passenger	R$3,580,919	R$4,096,117	R$470,574	R$4,566,691
Cargo and other	221,098	287,503	84,137	371,640

Total net operating revenues	3,802,017	4,383,620	554,711	4,938,331
Operating expenses:
Salaries, wages and benefits	413,977	650,123	148,018	798,141
Aircraft fuel	1,227,001	1,592,280	306,560	1,898,840
Aircraft rent	292,548	389,745	126,152	515,897
Sales and marketing	414,597	308,614	59,252	367,866
Landing fees	157,695	215,978	57,677	273,655
Aircraft and traffic servicing	199,430	258,492	90,240	348,732
Maintenance, materials and repairs	146,505	248,261	70,656	318,917
Depreciation	69,313	116,205	5,365	121,570
Other operating expenses	179,494	294,358	23,328	317,686

Total operating expenses	3,100,560	4,074,056	887,248	4,961,304

Operating income	701,457	309,564	(332,537)	(22,973)

     We had operating losses of R$23.0 million in 2007, compared to operating income of R$701.5 million in 2006, and our operating margin in 2007 was a negative 0.5%, compared to 18.4% in 2006. We reported net income for the year 2007 of R$102.5 million compared to net income of R$569.1 million for 2006. Income before income tax was R$99.7 million in 2007 compared to R$799.0 million in 2006.

     Net Operating Revenues. Net operating revenues, increased 29.9%, or R$1,136.3 million, due primarily to a 27.5% increase in passenger revenues to R$4,566.7 million. Increased passenger revenues resulted primarly from a 53% increase in revenue passenger kilometers, which was due to a 69.5% increase in departures, a 3.4% decrease in average fares and an increase in the average number of aircraft in service from 50.1 to 88.6. The increase in revenue passenger kilometers was partially offset by a 16.6% decrease in our yield mainly due to a 15.4% increase in average stage length, a competitive pricing environment and a 7.1 point decrease in our load factor from 73.1% to 66.0% in 2007. Net operating revenues excluding Varig increased 15.3% to R$4,383.6 million. Varig’s revenues, which were consolidated into our results of operations as from April 9, 2007, totaled R$554.7 million. In 2007, our cargo and other operating revenue increased 68.1% to R$371.6 million. In 2007, Gollog transported 56.5 million tons compared to 41.2 tons transported in 2006.

     Consolidated revenue passenger kilometers increased 53.0% from 14,819 million in 2006 to 22,670 million in 2007. Gol’s revenue passenger kilometers increased 34.7% from 14,819 million in 2006 to 19,966 million in 2007. Varig revenue passenger kilometers totaled 2,704 million from April 9, 2007 to December 31, 2007. Our consolidated revenue passenger kilometers growth in 2007 was driven by a 44.1% increase in departures and a 15.4% increase in stage length. The increase in consolidated revenue passenger kilometers was partially offset by a 7.1 percentage point decrease in our consolidated load factor to 66.0%, primarily due to the regulatory restrictions placed on São Paulo’s Congonhas airport which required network adjustments that reduced load factors, and the launch of new international flights to Europe. Gol’s load factor in 2007 was 68.4% and Varig’s load factor was 52.5% from April 9, 2007 to December 31, 2007.

     Consolidated average fares decreased 3.4% from R$205 to R$198 and yields decreased 16.6% to R$20.14 cents per passenger kilometer, mainly due to a 15.4% increase in aircraft stage length and a competitive pricing environment. Consequently, consolidated operating revenues per available seat kilometer decreased 23.4% to R$14.38 cents in 2007, compared to R$18.77 cents in 2006.

     Operating capacity, or consolidated available seat kilometers, increased 69.5% from 20,261 million in 2006 to 34,348 million in 2007. Gol’s available seat kilometers increased 44.1% from 20,261 million in 2006 to 29,198 million in 2007 and Varig had 5,150 available seat kilometers from April 9, 2007 to December 31, 2007. Operating capacity increased due to scheduled capacity increases, represented by the addition of 38.5 average consolidated aircraft in 2007 (from 50.1 to 88.6 average aircraft) and high aircraft utilization at 13.8 block hours per day for Gol and 11.7 block hours per day for Varig.

     The 69.5% increase in consolidated capacity, represented by available seat kilometers, facilitated the addition of 102 new daily flight frequencies (including 12 night flights), 4 new domestic destinations and 1 international destination for Gol in 2007, as well as 48 new daily flight frequencies for Varig.

     During 2007, total consolidated domestic seat and market share average 43.6% and 43.1%, respectively. Gol’s domestic seat and market share averaged 39.1% and 39.6%, respectively. Varig’s domestic seat and market share averaged 4.5% and 3.5%, respectively. Through its regular international flights to destinations in South America, Gol achieved an increase in year over year international market share to 14.3% (share of Brazilian airlines flying to international destinations) in the same period. Varig’s international market share through its regular flights to destinations in South America and Europe was 13.1% . In 2007 18.1% of our consolidated revenue passenger kilometers were related to international passenger traffic.

     Operating Expenses. Total consolidated cost per available seat kilometer, in 2007, decreased 5.6% to R$14.44 cents, primarily due to the use of additional larger, more fuel efficient and winglet equipped aircraft, lower sales and marketing expenses, a 9.1% decrease in average fuel expenses per available seat kilometer and lower aircraft rent expenses per available seat kilometer, partially offset by lower productivity in the period due to increased flight times and ground times related to delays and bottlenecks caused by problems with Brazilian air traffic control in the first half of the year and by regulatory restrictions placed on São Paulo’s Congonhas airport. Total cost per available seat kilometer in 2007, excluding Varig, was R$13.95 cents, 8.8% lower than in 2006. Consolidated operating expenses per available seat kilometer excluding fuel decreased by 3.6% to R$8.92 cents. Excluding Varig, operating expenses per available seat kilometer was R$8.5 cents, 8.6% lower than in 2006.

     Total consolidated operating expenses increased 60.0%, reaching R$4.9 billion. Operating expenses excluding Varig were R$4.1 billion, representing an increase of 31.2%, due primarily to the operation of an average 24.3 additional aircraft during 2007, leading to an increase in flight departures during the period and an increase in the average number of liters of jet fuel consumed, an increase in salaries expenses, increased air traffic servicing expenses, higher maintenance expenses, expenses related to fleet modernization and the expansion of our operations. The R$671.8 million increase in fuel expenses was due to a 65.1% increase in fuel consumption resulting from an expansion of operations, partially offset by the addition of larger, more fuel efficient and winglet equipped aircraft to the fleet, a reduction of 3.5% in average fuel prices per liter in 2007 which benefited from 10.5% appreciation of the real against the U.S. dollar during 2007.

     Aircraft utilization, a key factor in keeping our operating costs low, was affected negatively in 2007 by the low utilization of Varig’s fleet. Varig’s fleet had low utilitization, at 11.7 block hours per day, due to its older fleet, the start-up of its operations, and the restrictions placed on flight operations from Congonhas airport after the accident of a competitor’s Airbus aircraft, which particularly affected Varig’s domestic operations, given the high concentration of flights at this airport. Gol’s aircraft utilization was maintained at 14.2 block hours per day in 2007.

     Our breakeven load factor increased 6.7 percentage points to 66.3% in 2007 compared to 59.6% in the 2006, mainly due to lower yields and higher consolidated operating cost.

     The following table demonstrates our main financial and operating performance indicators on a consolidated basis and demonstrating Gol and Varig data segregated in 2007. Gol and Varig operate in the same segment.

	Year Ended December 31,		Percent

	2006	2007	Change

Financial and Operating Data (unaudited):
Load-factor	73.1%	66.0%	(7.1)pp
Varig	-	52.5%	-
Consolidated excluding Varig	73.1%	68.4%	(4.7)%
Break-even load-factor	59.6%	66.3%	6.7%
Varig	-	84.0%	-
Consolidated excluding Varig	59.6%	63.6%	4.0%
Aircraft utilization (block hours per day)	14.2	13.8	(2.8)%
Varig	-	11.7	-
Consolidated excluding Varig	14.2	14.2	0.0%
Yield per passenger kilometer (cents)	24.2	20.1	(16.8)%
Varig	-	17.4	-
Consolidated excluding Varig	24.2	20.5	(15.2)%
Passenger revenue per available seat kilometer (cents)	17.7	13.3	(24.9)%
Varig	-	9.1	-
Consolidated excluding Varig	17.7	14.0	(20.7)%
Operating revenue per available seat kilometer (cents)	18.8	14.4	(23.4)%
Varig	-	10.8	-
Consolidated excluding Varig	18.8	15.0	(20.1)%
Operating expense per available seat kilometer (cents)	15.3	14.4	(5.9)%
Varig	-	17.2	-
Consolidated excluding Varig	15.3	14.0	(8.8)%
Operating expense less fuel expense per available seat kilometer (cents)	9.3	8.9	(4.3)%
Varig	-	11.3	-
Consolidated excluding Varig	9.3	8.5	(8.6)%

     The breakdown of our operating expenses on a per available seat kilometer basis for 2007 compared to 2006 is as follows (percent changes are based on unrounded numbers). Gol and Varig operate in the same segment.

			Percent	Percentage of Net
	Year Ended December 31,		Change	Revenues

	2006	2007		2007

	(cost per available seat
	kilometer in R$ cents)
Operating expenses:
Salaries, wages and benefits	2.04	2.32	13.7%	16.1%

				Percentage
			Percent	of Net
	Year Ended December 31,		Change	Revenues

	2006	2007		2007

	(cost per available seat
	kilometer in R$ cents)
Varig	N/A	2.87	N/A	26.7%
Consolidated excluding Varig	2.04	2.23	9.1%	14.8%
Aircraft fuel	6.06	5.51	-9.1%	38.5%
Varig	N/A	5.95	N/A	55.3%
Consolidated excluding Varig	6.06	5.45	-10.0%	36.3%
Aircraft rent	1.44	1.50	4.2%	10.4%
Varig	N/A	2.45	N/A	22.7%
Consolidated excluding Varig	1.44	1.33	-7.3%	8.9%
Sales and marketing	2.05	1.07	-47.8%	7.4%
Varig	N/A	1.15	N/A	10.7%
Consolidated excluding Varig	2.05	1.06	-48.4%	7.0%
Landing fees	0.78	0.79	1.3%	5.5%
Varig	N/A	1.12	N/A	10.4%
Consolidated excluding Varig	0.78	0.74	-5.2%	4.9%
Aircraft and traffic servicing	0.98	1.01	3.1%	7.0%
Varig	N/A	1.75	N/A	16.3%
Consolidated excluding Varig	0.98	0.89	-9.7%	5.9%
Maintenance materials and repairs	0.72	0.93	29.2%	6.5%
Varig	N/A	1.37	N/A	12.7%
Consolidated excluding Varig	0.72	0.85	18.1%	5.7%
Depreciation	0.34	0.35	2.9%	2.4%
Varig	N/A	0.10	N/A	1.0%
Consolidated excluding Varig	0.34	0.40	17.1%	2.7%
Other operating expenses	0.89	0.92	3.4%	6.4%
Varig	N/A	0.45	N/A	4.2%
Consolidated excluding Varig	0.89	1.01	13.3%	6.7%

Total operating expenses	15.30	14.39	-5.9%	100.1%

Varig	N/A	17.23	N/A	159.9%
Consolidated excluding Varig	15.30	13.95	-8.8%	92.9%
Cost per flight hour	14.8	14.7	-0.9%	-
Varig	N/A	18.4	N/A	-
Consolidated excluding Varig		14.1	-5.1%	-
Break-even load factor	59.6%	66.3%	6.7p.p.	-
Varig	N/A	84.0%	N/A	-
Consolidated excluding Varig	59.6%	63.6%	4.0 p.p.	-

     Salaries, wages and benefits increased 92.8%, or R$384.2 million, due to a 77.9% increase in the number of full-time equivalent employees which increased from 8,840 at December 31, 2006 to 15,722 (of which 3,298 were Varig’s employees), the internalization of our call center services (representing 1,027 employees) and a 5% cost of living increase of salaries in December 2006. Salaries, wages and benefits per available seat kilometer increased 13.7% due to a 4.1% increase in headcount on a per seat kilometer basis, and lower productivity due to increased flight times, ground times and man hours related to bottlenecks covered by problems with Brazilian air traffic control in the first half of the year and regulatory restrictions placed on Congonhas airport. Salaries, wages and benefits per available seat kilometer excluding Varig increased 9.1% .

     Aircraft fuel expense increased 54.8%, or R$671.8 million, primarily due to a 65.1% increase in the liters of fuel consumed, or 464 million liters, partially off set by a decrease in average fuel price per liter of 3.8% and by an improvement in fuel efficiency of the fleet due to additional 15 larger, more fuel efficient winglet equipped 737-800 SFP aircraft. Aircraft fuel consumed per available seat kilometer decreased 9.1% due primarily to the use of more fuel efficient aircraft partially offset by the effect of an increase in flight hours related to bottlenecks caused by problems with Brazilian air traffic control and congestion around the São Paulo airports. The decrease in average fuel price per liter in 2007 was primarily due to the 10.5% appreciation of the real against the U.S. dollar, partially offset by the effect of a 9.3% increase in average international crude oil (WTI) prices and a 9.8% increase in average Gulf Coast jet fuel prices. As of December 31, 2007, we had hedged 29% and 7% of our projected fuel requirements for 1Q08 and 2Q08, respectively.

     Aircraft rent, which we incur in U.S. dollars, increased 76.3%, or R$223.3 million, due to an increase in the average size of our fleet from 50.1 aircraft to 88.6, partially offset by the 10.5% appreciation of the real versus the U.S. Dollar during the year and amortized net gains of R$23.2 million on sale-leaseback transactions for 12 737-800 aircraft during 2006 and 2007 (amortized over the term of the leases). Aircraft rent per available seat kilometer increased 4.2% due to a lower aircraft utilization rate, which decreased to 13.8 block hours per day compared to 14.2 block hours in 2006 due to lower aircraft utilization in Varig’s operations, partially offset by 69.5% more available seat kilometers and the 10.5% appreciation of the real versus the U.S. Dollar during the year. Aircraft rent per available seat kilometer excluding Varig decreased 7.3% .

     Sales and marketing expense decreased 11.3%, or R$46.7 million, primarily due a reduction in sales commissions resulting from the reduction in travel agency commissions and a reduction in publicity and advertising expenses, especially in the period after the accident of a competitor’s Airbus aircraft in July 2007. We booked a majority of Gol ticket sales through the website (80.3%) and our call center (10.1%) . Travel agents accounted for 67.4% of our sales in 2007, 69.0% of which were made through the Internet. Sales and marketing per available seat kilometer decreased 47.8%, primarily due to a reduction of marketing activities in the first nine months of 2007, and, to a lesser extent, an increase in direct non-commissioned ticket sales to 32.6% of our total ticket sales. Sales and marketing per available seat kilometer excluding Varig decreased 48.4% .

     Landing fees increased 74.9%, or R$116.0 million, due to a 21% increase in the domestic landing tariffs effected in June 2006, a 51.1% increase in the number of departures and an 101.4% increase in landings at international airports (which have higher tariffs). Landing fees per available seat kilometer increased 1.3% due to the increase in landing fee rates and an increase in landings at international airports (which have higher tariffs), partially offset by increased average stage length of 15.4%, and a higher aircraft utilization rate (9.6% more available seat kilometers per aircraft).

     Aircraft and traffic servicing expense increased 74.9%, or R$149.3 million, primarily due to an increase in our operations from 55 to 66 airports served, an increase in third party services in the amount of R$149.0 million and a 44.1% increase in departures. Aircraft and traffic servicing per available seat kilometer increased 3.1%, mainly due to the increase in consulting and third party services related to technology and systems implementation and higher ground handling services expenses, mainly due to the increase in international destinations (with relatively higher ground handling costs), partially offset by a 15.4% increased average stage length.

     Maintenance, materials and repairs increased to R$318.9 million in 2007 compared to R$146.5 million in 2006, due to an additional 38.5 average aircraft in operation, R$122.0 million in scheduled maintenance on 39 engines mainly on our Boeing 737-300 aircraft, repair of rotable parts, in the amount of R$48.4 million, and the use of spare parts inventory, in the amount of R$53.8 million. Maintenance, materials and repairs per available seat kilometer increased 29.2% primarily due to a higher number of scheduled maintenance events, partially offset by a 10.5% appreciation of the real against the U.S. dollar. Maintenance, materials and repairs per available seat kilometer excluding Varig increased 18.1% .

     Depreciation increased 75.4%, or R$52.3 million, due primarily to an increase in our inventory of aircraft spare parts and, to a lesser extent, an increase in technology equipment resulting from the expansion of our operations. It was also impacted by the addition of 13 new Boeing 737-800 NG aircraft which entered the fleet between the fourth quarter 2006 and the fourth quarter 2007, and two Boeing 737-700 plus four Boeing 767-300 aircraft classified as capital leases during 2006 and 2007. Depreciation per available seat kilometer increased 2.9% due to an increase to R$1.7 billion in fixed assets subject to depreciation and an increase of R$31.3 million related to depreciation of the new aircraft.

     Other operating expenses increased 77.0%, or R$138.2 million, due to an increase in travel expenses and lodging for flight crews due to cancelled flights, direct passenger expenses and allowance for doubtful accounts. Other operating expenses per available seat kilometer increased 3.4% due to a 10.4% increase in direct passenger expenses, cancelled flights and flight crew lodging per available seat kilometer, partially offset by a decrease in insurance expenses. Insurance expenses, at R$0.13 cents per available seat kilometer or R$44.4 million, decreased 12.7%, due to a reduction in average premium rates and a 10.5% appreciation of the real against the U.S. Dollar.

     Other Income (Expense). Net financial income increased R$25.2 million. Interest expense increased R$76.0 million primarily due to an increase in long-term debt and a higher amount of short-term working capital debt related to increased operations. Interest income increased R$115.9 million primarily due to higher average cash and short-term investments during 2007, and was partially offset by a 3.3 percentage point reduction in average interest rates in Brazil (as measured by the CDI rate).

     Income Taxes. The effective income tax rate was a negative 2.8% in 2007 as compared to 28.8% in 2006. In 2007, due to the tax loss carryforwards of Varig, R$113.9 million of deferred income taxes were recorded, offsetting the R$111.1 million of current income tax expense resulting in a tax benefit of R$2.8 million for the year. The tax loss carryforwards are not subject to expiration. However, there is a limitation of 30% of the carryforward amount that can be utilized each year. The company has a history of profitability and our current level of income is sufficient to generate taxable income to allow the utilization of the deferred tax assets. The utilization of deferred tax assets depending on our level of taxable income can be accelerated by means of tax planning strategies.

Year 2006 Compared to Year 2005

     Our net income for the year 2006 increased to R$569.1 million from R$513.2 million for 2005, an increase of R$55.9 million.

     We had an operating income of R$701.5 million, an increase of R$80.1 million over 2005, and our operating margin was 18.4%, a decrease of 4.8 percentage points from 2005. Income before income tax increased 11.4% to R$799.0 million.

     Net Operating Revenues. Net operating revenues increased 42.4%, or R$1,132.9 million, due primarily to a 41% increase in passenger revenues of R$1,042.0 million. Increased passenger revenues resulted primarily from a 52.6% increase in revenue passenger kilometers, which was due to a 36.1% increase in departures, a 2.0% increase in our average fares based on strong underlying demand for air transportation services and an increase in the average number of aircraft in service from 34.3 to 50.1. The increase in revenue passenger kilometers was partially offset by a 7.6% decrease in our yield mainly due to a 15.2% increase in our average stage length, a competitive pricing environment and a 0.4 point decrease in our load factor from 73.5% in 2005 to 73.1% in 2006. Cargo and other revenue increased by R$91.0 million due primarily to increases in revenues from our cargo service operations.

     Operating Expenses. Operating expenses increased 51.4%, or R$1,052.8 million, due primarily to the operation of an average of 16 additional aircraft during 2006, leading to an increase in flight departures during the period and an increase in the average number of liters of jet fuel consumed and an increase in cost per liter of jet fuel consumed, an increase in salaries expenses, aircraft and traffic servicing expenses and maintenance, materials and repair expenses. To a large extent, changes in operating expenses for airlines are driven by changes in capacity, or available seat kilometers. Operating capacity increased by 53.4% to 20,261 million available seat kilometers due to scheduled capacity increases and high aircraft utilization at 14.2 block hours per day. Operating expenses per available seat kilometer decreased 0.9% to R$15.3 cents primarily due to the use of additional larger, more fuel efficient and winglet equipped aircraft, a reduction in aircraft rent and sales and marketing expenses and a 0.7% decrease in fuel expense on a per available seat kilometer basis and the spreading of our fixed costs over a larger fleet, despite an increase in aircraft and traffic servicing expenses, increased depreciation and an increase in landing fees, each on a per seat kilometer basis.

     The breakdown of our operating expenses on a per available seat kilometer basis for 2006 compared to 2005 is as follows (percent changes are based on unrounded numbers):

				Percentage
	Year Ended		Percent	of Net
	December 31,		Change	Revenues

	2005	2006		2006

	(cost per available seat
	kilometer in R$ cents)
Operating expenses:
Salaries, wages and benefits	1.96	2.04	4.1%	10.9%
Aircraft fuel	6.10	6.06	-0.7%	32.3%
Aircraft rent	1.82	1.44	-20.9%	7.5%
Sales and marketing	2.53	2.05	-19.0%	10.9%
Landing fees	0.70	0.78	11.4%	4.1%
Aircraft and traffic servicing	0.69	0.98	42.0%	5.2%
Maintenance, materials and repairs	0.42	0.72	71.4%	3.9%
Depreciation	0.26	0.34	30.8%	1.8%
Other operating expenses	0.96	0.89	-7.3%	4.7%

Total operating expenses	15.46	15.30	-0.9%	81.6%

Cost per flight hour	R$14.77	R$14.82
Break-even load factor	56.4%	59.6%	5.7%

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

     Aircraft fuel expense increased 51.8%, or R$418.7 million, primarily due to a 49.6% increase in the liters of fuel consumed, or 236.3 million liters, and an increase in fuel price per liter of 4.1%, partially offset by an improvement in fuel efficiency of the fleet due to additional larger, more fuel efficient winglet equipped 737-800 SFP aircraft. Aircraft fuel per available seat kilometer decreased 0.7% due primarily to the use of more fuel efficient aircraft and a 10.7% appreciation of the real against the U.S. Dollar during the year, a factor influencing the determination of Brazilian jet fuel prices. As of December 31, 2006, we had hedged 87%, 75% and 21% of our projected fuel requirements for the first, second and third quarters of 2007, respectively.

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

     Depreciation increased 98.0%, or R$34.3 million, due primarily to an increase in our inventory of aircraft spare parts and, to a lesser extent, an increase in technology equipment resulting from the expansion of our operations and the addition of five new aircraft subject to depreciation to our fleet. Depreciation per available seat kilometer increased 30.8% due to an increase to R$185.5 million in fixed assets subject to depreciation and an increase of R$0.9 million related to depreciation of three new 737-800 NG aircraft which entered the fleet in 4Q06, and two 737-700 aircraft classified as capital leases.

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

B. Liquidity and Capital Resources

     In managing our liquidity, we take into account our cash and cash equivalents and short-term investments as well as our accounts receivable balances. Our accounts receivable balance is affected by the payment terms of our credit card receivables. Our customers can purchase seats on our flights using a credit card and pay in installments, typically creating a one-or two-month lag between the time that we pay our suppliers and expenses and the time that we receive payment for our services. When necessary, we obtain working capital loans, which can be secured by our receivables, to finance the sale-to-cash collection cycle. At December 31, 2007, we had cash and cash equivalents of R$574.4 million, short-term investments of R$858.4 million and accounts receivable of R$916.1 million, as compared to cash and cash equivalents of R$281.0 million, short-term investments of R$1,425.4 million and accounts receivable of R$659.3 million at December 31, 2006.

     Our total liquidity was R$2,348.9 million (cash, short-term investments and accounts receivable) at December 31, 2007. We had R$589.7 million on deposit with lessors, of which R$322.4 million were deposits for future maintenance expenses. We also had R$543.9 million deposited with Boeing as advances for aircraft acquisitions.

     At December 31, 2007, we had revolving lines of credit with three financial institutions, which allowed for total borrowings of up to R$577.0 million. As of December 31, 2007 and 2006, there were R$496.8 million (US$280.5 million) and R$128.3 million (US$60.0 million) outstanding under these facilities, respectively.

     Operating Activities. We rely primarily on cash flows from operations to provide working capital for current and future operations. In 2007, we used cash of R$154.3 million in our operating activities due to net operating losses as explained above. In 2006 and 2005 net cash provided by operating activities was R$547.2 million and R$370.9 million respectively. The decrease of our operating cash flow in 2007 was mainly due to lower net income, a R$232.5 million increase in accounts receivable and a R$129.3 million increase in inventories, partially offset by a R$98.8 million increase in air traffic liability and R$68.3 million increase in deposit with lessors. Excluding Varig cash flow from our operating activities, we generated operating cash flow of R$163.4 million. From April 9, 2007 to December 31, 2007 Varig had a use of R$317.5 million of cash in operating activities.

     Consolidated accounts receivables increased R$256.8 million from December 31, 2006 to December 31, 2007, of which R$146.7 million were receivables generated by Gol and the remaining R$110.1 million by Varig. Consolidated inventories increased from 2006 to 2007 mainly due to the increase in parts and maintenance material and advances from supplier as part of our fleet expansion. In 2007, a total of 46 aircraft were incorporated into our fleet, of which 19 were in connection with the Varig acquisition and of the 27 remaining, 13 were added to Gol’s fleet and 14 to Varig’s fleet.

     In addition, our operating cash flows are affected by the requirement under the terms of certain of our aircraft operating lease agreements that we establish maintenance reserve deposit accounts for our aircraft that must be funded at specified levels. At December 31, 2007, we had R$322.4 million of deposits under our aircraft operating leases for maintenance. Funds will be drawn from the maintenance reserve accounts to reimburse for certain structural maintenance expenditures incurred. We believe the amounts deposited and to be deposited plus our own cash resources will be sufficient to service our future aircraft and maintenance costs for the duration of the applicable operating leases.

     We believe that we can meet our existing financial commitments and aircraft rent obligations with our cash and cash equivalents, and cash from operations, short-term investments and accounts receivable collected.

     Investing Activities. During 2007, capital expenditures were R$762.1 million, which included expenditures of R$201.0 million for the VRG acquisition (net of cash acquired), R$454.0 million related to acquisitions of property and equipment, R$107.0 million of pre-delivery deposits for aircraft acquisitions and R$40.1 million related to aircraft leasing (Varig deposited R$103.5 million for its aircraft leasing while Gol received R$63.4 million from its previous deposits). Cash used in our investing activities totaled R$235.2 million, which included the capital expenditures described before and R$858.4 million of purchases of short term investments and R$566.9 million related to the net proceeds from the disposition of available for sale securities, sold during 2007 in order to support the cash outlays necessitated by Varig.

     On April 9, 2007, we acquired Varig. As of the acquisition date, Varig provided service to 15 destinations (11 in Brazil, and 1 each in Argentina, Colombia, Venezuela and Germany) and operated a fleet of 19 aircraft, comprised of 16 Boeing 737-300 and 3 Boeing 767-300 aircraft. The total purchase price was R$558.7 million (US$290.1 million) of which R$194.1 million (US$100.1 million) was paid in cash, net of cash acquired, R$357.2 million (US$185.5 million) was paid in non-voting preferred shares. The value of our preferred shares issued as consideration to the shareholders of Varig was determined based on the average market price at the date the transaction was agreed to and announced. The purchase contract includes provisions for a post-closing purchase price adjustment based on an audit of specific assets and liabilities. Disputed items involved in the arbitration process pursuant to this contract provision could result in a reduction in assumed liabilities of up to R$153.0 million, see “Item 8. Legal Proceedings” below. The results of Varig’s operations have been consolidated since April 9, 2007, the acquisition date. Under the purchase method of accounting, the total purchase price is allocated to the net tangible and intangible assets acquired and liabilities assumed based on their fair values as of the date of acquisition. The valuation of the assets acquired and liabilities assumed was based on management’s best available estimate of fair value for the assets and liabilities of Varig considering the prevailing market conditions at the date of acquisition. The purchase price allocation remains subject to revision.

      During 2006, capital expenditures were R$569.9 million, which included expenditures of R$489.8 million related to acquisitions of property and equipment and R$80.1 million of pre-delivery deposits for aircraft acquisitions. Our investing activities totaled R$1,250.8 million, which included the capital expenditures described before and R$662.7 million of purchases of short term investments. During 2005, capital expenditures were R$482.7 million, which included expenditures of R$169.4 million related to acquisitions of property and equipment and R$330.4 million of pre-delivery deposits for aircraft acquisitions. Our investing activities totaled R$818.9 million, which included the capital expenditures described before and R$319.3 million of purchases of short term investments.

      Financing Activities. Financing activities during 2007 consisted primarily of:

      • an issuance, in March 2007, of US$225 million 7.50% senior notes due in 2017;

      • a R$14.0 million five year financing from the Development Bank of Minas Gerais (BDMG) secured by our accounts receivable with an interest rate of IPCA plus 6%, which was at December 31, 2007 9.45% p.a. in reais;

      • a US$310 million pre-delivery payments (“PDP”) loan facility guaranteed by the purchase contract of 21 Boeing 737-800 Next Generation aircraft to be delivered in 2008 and 2009, with a term of 1.6 years and interest of LIBOR plus 0.5% p.a for all of its 21 Boeing 737-800 Next Generation aircraft to be delivered in 2008 and 2009. At December 31, 2007 we had borrowed R$343.6 million from this facility.

     In addition, in order to support the cash outlays generated by Varig during 2007, our short term borrowings increased from R$128.3 million in December 31, 2006 to R$496.8 million in December 2007. The average financing term for these real denominated short-term borrowing is 56 days with interest of 10.8% p.a.

     Some of our long term financings with certain financial institutions, representing R$157.4 million at December 31, 2007, contain customary covenants and restrictions, including but not limited to those that require us to maintain defined debt liquidity and interest expense coverage ratios. At December 31, 2007, due to the impact of Varig on our consolidated ratios, we were not in compliance with two of the financial ratios related to two specific loans in the total amount of R$124.6 million and a waiver has been obtained from our lenders. As of December 31, 2006, we were compliant with all restrictive covenants

     Financing activities during 2006 consisted primarily of capital we raised in our offering of US$200 million in 8.75% perpetual notes in April 2006; a R$75.7 million long-term financing from BNDES (Brazilian National Economic and Social Development Bank) in May 2006; a US$50 million long-term financing from the International Finance Corporation in June 2006; and US$78.3 million of long-term financing from the Private Export Funding Corporation (PEFCO) in November 2006. Financing activities during 2005 consisted primarily of a reduction in short-term borrowings of R$64.3 million offset by the proceeds from the issuance of R$279.1 million of preferred shares in our follow-on offering in May 2005.

     We declared aggregate dividends of R$281.1 million, net of taxes, for the fiscal year 2007. We declared dividends of R$162.6 million, net of taxes, for the fiscal year 2006 and R$100.8 million, net of taxes, for the fiscal year 2005. Under our by-laws, at least 25% of our adjusted net income, as calculated under Brazilian GAAP and adjusted under the Brazilian corporation law (which differs significantly from net income as calculated under U.S. GAAP), for the preceding fiscal year must be distributed as a mandatory annual dividend. The most significant adjustment to U.S. GAAP net income in arriving at adjusted net income under Brazilian GAAP relates to the accounting for deposits to our maintenance reserves. Under U.S. GAAP, deposits to our maintenance reserve accounts are accounted for as prepaid expenses and actual maintenance is charged to operating expense as maintenance is incurred. Under Brazilian GAAP, deposits to our maintenance reserve accounts are charged to operating expenses when made.

     Capital Resources. We typically finance our leased aircraft through operating and finance lease financings. Although we believe that debt and/or operating lease financings should be available for our future aircraft deliveries, we cannot assure you that we will be able to secure financings on terms attractive to us, if at all. To the extent we cannot secure financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to continue to require working capital investment due to the use of credit card installment payments by our customers. We expect to meet our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by short-term credit lines.

     Our growth plans contemplate operating 138 aircraft by the end of 2012. As of December 31, 2007 we had firm purchase orders with The Boeing Company for 101 737-800 Next Generation aircraft as of December 31, 2007 and we have options to purchase an additional 34 737-800 Next Generation aircraft. Committed expenditures for these aircraft, based on aircraft list price and including estimated amounts for contractual price escalations and pre-delivery deposits, are US$1,581.1 million in 2008, US$2,035.9 million in 2009, US$2,190.0 million in 2010, US$1,644.4 million in 2011 and US$1,218.6 million in 2012. We expect to meet our pre-delivery deposits by using cash from operations or borrowings under short-term credit facilities, vendor financing, loans from private financial institutions, and capital markets financings.

     The firm orders represent a significant financial commitment for us. Pending the application of the proceeds from financing activities, we have invested these proceeds in overnight deposits and deposit certificates with highly-rated Brazilian banks and short-term investments, mainly highly-rated Brazilian government bonds. As of December 31, 2007, we had R$858.4 million of these short-term investments and R$574.4 million in cash and cash equivalents.

     We expect the continuance of the commitment to us from the Export-Import Bank of the United States to provide guarantees covering 85% of the aggregate purchase price for the firm order aircraft will assist us in obtaining low-cost financing for the purchase of the firm order aircraft. The remaining 15% of the aggregate purchase price for the firm order aircraft is expected to be funded by our cash or other financing alternatives. To the extent that we do not have sufficient cash resources to do so, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would have an adverse impact on the execution of our growth strategy and business. The Company believes that it has and will in the future have appropriate funding resources available with the combination of U.S. Eximbank supported financing, local development bank funding and sale and leaseback transactions. As a result, we believe that the subprime credit crisis in the United States will not affect our financial position and ability to finance our operations and the acquisition of aircraft.

C. Research and Development, Patents and Licenses, etc.

     We believe that the Gol brand has become synonymous with innovation and value in the Brazilian airline industry. We have filed requests for registration of the trademarks “GOL” and “GOL LINHAS AÉREAS INTELIGENTES” with trademark offices in Brazil and in other countries, and have already been granted final registration of these trademarks in Argentina, Bolivia, Chile, Colombia, the European Union, the United States, Paraguay and Uruguay. VRG holds trademarks for its “Varig” and “Smiles” brands in various countries.

D. Trend Information

     In 2007, Gol and Varig added destinations to their networks and we expect to expand our operations by adding additional flights to existing domestic routes, adding new domestic and international routes where sufficient market potential exists and expanding into high-traffic centers in other countries in South America. We expect to reduce our exposure to intercontinental flights with the suspension of flights to Frankfurt, London, Madrid, Mexico City, Paris and Rome. As in previous years, in 2008 we will also concentrate on keeping our operating costs low and pursuing ways to make our operations more efficient.

     Given the demand for our services, we believe that we will continue to have significant growth opportunities. We expect to benefit from economies of scale and reduce our average cost per available seat kilometer as we add additional aircraft to an established and efficient operating infrastructure. In 2008 we plan to return 28 Boeing 737-300s and 9 Boeing 767-300s and add seven Boeing 737-700s and 27 Boeing 737-800s, which will increase our average operating fleet by 23% which will increase our available seat kilometers and operating costs on an aggregate basis. We are currently in the process of improving Varig’s results and financial condition.

     We expect jet fuel prices will continue to be high in 2008 and we plan to use our fuel and foreign exchange hedging programs to help protect us against short-term movements in crude oil prices and the real/U.S. dollar exchange rate.

E. Off-Balance Sheet Arrangements

     None of our operating lease obligations are reflected on our balance sheet. At December 31, 2007, we had 18 aircraft recognized as capitalized leases on our balance sheet. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

F. Tabular Disclosure of Contractual Obligations

     Our non-cancelable contractual obligations at December 31, 2007 included the following (in thousands of reais):

					More
		Less than			than 5
	Total	1 Year	1-3 Years	3-5 Years	Years

Aircraft and engine operating leases	2,139,930	485,042	761,531	571,217	322,140
Aircraft capital leases	869,598	91,184	91,184	182,367	413,679
Short-term borrowings	496,788	496,788	-	-	-
Long-term borrowings(1)	711,842	-	238,018	57,671	416,153
Pre-delivery deposits	514,798	145,128	302,669	67,001	-
Aircraft purchase commitments	8,155,237	1,435,924	3,923,339	2,795,974	-

Total	12,888,193	2,654,067	5,407,927	3,674,233	1,151,966

(1) Does not include issuance of US$200 million (R$354.3 million) perpetual notes on April 5, 2006.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     Under our by-laws, we are managed by our Conselho de Administração, or board of directors, which is composed of at least five members and at most eleven members, and a Diretoria, or board of executive officers, which is composed of at least two and at most seven members. According to the Differentiated Corporate Governance Practices Level 2 introduced by BOVESPA, at least 20% of the members of our board of directors shall be “independent directors,” as defined by the BOVESPA.

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

     In addition, according to the Level 2 practices, the company shall cause all new members of the board of directors, board of executive officers and fiscal committee must sign a statement of consent in which they undertake to comply with the regulations of the Differentiated Corporate Governance Practices Level 2. Their taking office is conditioned to signing of such document. Also the members of the board of directors, board of executive officers and fiscal committee must sign a statement of consent, in which they undertake to refer to arbitration under the auspices of the BOVESPA Arbitration Chamber any disputes and/or controversies arising out of the application of the listing rules of the Differentiated Corporate Governance Practices Level 2, the listing agreement with BOVESPA, the regulations of the BOVESPA, the provisions of the Brazilian corporation law, guidelines issued by the Brazilian authorities and the other rules applicable to the capital markets in general, involving the company, the shareholders, the managers and the members of the fiscal committee.

Board of Directors

     Our board of directors is dedicated to providing our overall strategic guidelines and, among other things, is responsible for establishing our general business policies and for electing our executive officers and supervising their management. Currently, our board of directors is comprised of eight members. Three of the board members qualify as independent based upon New York Stock Exchange criteria. The board of directors meets six times per year or whenever requested by the president or three members of our board of directors.

     Under the Brazilian corporation law, each director must hold at least one of our common or preferred shares, may reside outside of Brazil, and is elected by the holders of our common shares at the Assembléia Geral, or the annual general meeting of shareholders. There are no provisions in our by-laws restricting (i) a director’s power to vote on a proposal, arrangement or contract in which such director is materially interested, or (ii) the borrowing powers exercisable by our directors from us. However, under the Brazilian corporation law, a director is prohibited from voting on any matter in which such director has a conflict of interest with our company.

     Under the Brazilian corporation law, shareholders of publicly traded companies, such as we are, who together hold non-voting or voting-right restricted preferred shares representing at least 10% of our total share capital for at least three months are entitled to appoint one member of our board of directors.

     Under our by-laws, the members of the board of directors are elected by the holders of our common shares at the annual general meeting of shareholders. Members of our board of directors serve simultaneous one-year terms and may be re-elected. The terms of our current directors expire in April 2008. Our by-laws do not provide for a mandatory retirement age for our directors.

     The following table sets forth the name, age and position of each member of our board of directors. A brief biographical description of each member of our board of directors follows the table.

Name	Age	Position

Constantino de Oliveira	76	Chairman
Constantino de Oliveira Junior	39	Director
Henrique Constantino	36	Director
Joaquim Constantino Neto	43	Director
Ricardo Constantino	44	Director
Alvaro de Souza	59	Director
Antonio Kandir	54	Director
Luiz Kaufmann	62	Director

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

     Henrique Constantino has been a member of our board of directors since March 2004. Mr. Constantino has also been a member of the board of directors of Gol since 2003. He has been the financial officer of the Áurea group since 1994 and is an officer of Comporte S.A. He participated in the creation of Gol and served as its financial officer from January 2001 to March 2003, when he became a member of the board. Mr. Henrique Constantino is also a member of the board of directors of Providência S.A. and BR Vias S.A. Mr. Constantino has a law degree from CEUB—Centro de Ensino Unificado de Brasília and has a Master degree in Business Administration from EAESP—FGV (Fundação Getúlio Vargas—São Paulo).

     Joaquim Constantino Neto has been a member of our board of directors since March 2004. Mr. Constantino has been a member of the board of directors of Gol since 2001. He has been the operations officer of the Áurea group since 1994. From 1984 to 1990, he was in charge of operations of Reunidas Paulista. Since 1990 to the present, he has been the President of Breda Turismo, a bus transportation company. Mr. Joaquim Constantino Neto is also member of the board of directors of Providência S.A.

     Ricardo Constantino has been a member of our board of directors since March 2004. Mr. Constantino has been a member of the board of directors of Gol since 2001. He has been the technical and maintenance officer of the Áurea group since 1994.

     Alvaro de Souza has been a member of our board of directors since August 2004. Mr. Souza is an officer of AdS—Gestão, Consultoria e Investimentos Ltda., president of the board of directors of SAG do Brasil, president of the board of directors of World Wildlife Group (WWF), member of the board of directors of Agra Incorporadora and Quinsa (Argentina) and member of the audit committee of AMBEV. He was Chief Executive Officer of Citibank Brazil from 1993 to 1994 and an Executive Vice-President of Citigroup from 1995 to 2003. Mr. Souza holds a bachelor’s degree in Economics and Business Administration from Pontifícia Universidade Católica de São Paulo. Mr. Souza is an independent member of our board of directors under the requirement of the SEC and NYSE listing standards and is a member of our audit committee. Mr. Souza is also partner of Governança e Gestão.

     Antonio Kandir has been a member of our board of directors since August 2004. Mr. Kandir is an economic consultant Mr. Kandir is also partner of Governança e Gestão and is a member of the board of directors of Medial Saúde and Providência S.A. Mr. Kandir served in the Brazilian government as a Congressional Representative for two terms of office, and served as Planning and Budget Minister and Secretary of Economic Policy and President of the Privatization Council. He has a bachelor degree in production engineering from the Escola Politécnica at USP and bachelors, masters and doctoral degrees in Economics from Unicamp. Mr. Kandir is an independent member of our board of directors under the requirement of the SEC and NYSE listing standards and is a member of our audit committee.

     Luiz Kaufmann has been a member of our board of directors since December 2004. Mr. Kaufmann is the Chief Executive Officer of Medial Saúde S.A. and member of the board of directors of VIVO and Providência S.A. Mr. Kaufmann has presided over several companies such as Aracruz Celulose S.A., Vésper, Petropar, Grupo Multiplic, Arthur D. Little, and was a partner at GP Investimentos. He was a member of several companies’ board of directors, including Pioneer Hi-Bred International, América Latina Logística and Lojas Americanas. Luiz Kaufmann is also a member of the board of directors of Vivo Participações S.A., and L. Kaufmann Consultores. He was a member of the Global Corporate Governance Advisory Board, which was comprised of 20 internationally renowned business leaders from 16 different countries, created to advance knowledge on the roles and responsibilities of boards of directors of international companies. Mr. Kaufmann is an independent member of our board of directors under the requirement of the SEC and NYSE listing standards. He is a member of our audit committee and our audit committee financial expert as defined by the current SEC rules.

     Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are brothers and Constantino de Oliveira is their father. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino control our major shareholder Fundo de Investimento em Participações Asas on an equal basis.

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

     Under our by-laws, we must have at least two and at most seven executive officers that are elected by the board of directors for a one-year term. Any executive officer may be removed by the board of directors before the expiration of his term. The current term of all our executive officers ends in March 2008.

     The following table sets forth the name, age and position of each of our executive officers elected in March 2007. A brief biographical description of each of our executive officers follows the table.

Name	Age	Position

Constantino de Oliveira Junior	39	President and Chief Executive Officer
Fernando Rockert de Magalhães	57	Executive Vice President-Technical
Richard F. Lark, Jr.	41	Executive Vice President-Finance, Chief Financial
		Officer and Investor Relations Officer
Tarcisio Geraldo Gargioni	60	Executive Vice President-Marketing and Services
Wilson Maciel Ramos	60	Executive Vice President-Planning and Information
		Technology

     Constantino de Oliveira Junior. See “—Board of Directors.”

     Fernando Rockert de Magalhães has been an officer since August 2007. Mr. Rockert joined Gol in January 2004 and assumed the role of Gol’s Director of Operations in March 2005. He is an experienced pilot with more than 16,000 flight hours. Mr. Rockert holds a law degree and a graduate degree in Administration from the College of Industrial Engineering (FEI). He also earned a Master in Business Administration degree from the Fundação Getúlio Vargas (FGV). Mr. Rockert is also a professor of Aeronautical Law. Mr. Rockert began his career in the 1970s as a founder of Rio Sul, a regional airline in Brazil. He also worked as a VASP pilot for more than 18 years and was a simulation instructor based in Seoul, South Koera for Flight Safety Boeing (now Alteon), where he trained pilots for Korean airlines.

     Richard F. Lark, Jr. has been an officer since May 2004. Mr. Lark has been an officer of Gol since 2003. Mr. Lark is also member of the board of directors of Bioclean S.A. and member of the advisory committee of Capitânia S.A. From 2000 to 2003, Mr. Lark served as Chief Financial Officer of Americanas.com, one of the leading Brazilian e-commerce companies. Prior to joining Americanas.com, Mr. Lark was a Vice President in the investment banking division of Morgan Stanley. Mr. Lark holds a Master in Business Administration degree from the Anderson School at The University of California at Los Angeles (UCLA) and bachelor degrees in philosophy and finance and business economics from The University of Notre Dame. Mr. Lark is a member of our Risk Policies Committee and Financial Policy Committee.

     Tarcisio Geraldo Gargioni has been an officer since May 2004. Mr. Gargioni has been an officer of Gol since 2001. From 1990 to 2000, Mr. Gargioni served as Commercial Director of VASP. Mr. Gargioni received a degree in Business Administration by Fundação Getúlio Vargas and a post-graduate degree in transport engineering from COOPEAD/RJ, Brazil. Mr. Gargioni received a certificate in marketing from Fundação Getúlio Vargas—São Paulo.

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

     For the fiscal year ended December 31, 2007, the aggregate compensation, including cash and benefits-in-kind, that we paid to the members of our board of directors and executive officers was R$6.6 million.

Executive Stock Options

     At a shareholders’ meeting held on May 25, 2004, our shareholders approved an executive stock option plan for key senior executive officers. Under this plan, we have issued to executive officers stock options to purchase up to 937,412 of our preferred shares at an exercise price of R$3.04 per share. One half of the options vested on October 25, 2004, with the remaining 50% vesting at the end of each quarter subsequent to October 25, 2004. Each option will expire two years after its vesting date. The preferred shares reserved for issuance pursuant to these options are in addition to and separate from those shares that are reserved for issuance under the plan described in the paragraph immediately below. During 2007, our executive officers exercised all stock options for preferred shares that had not been exercised earlier under the plan. For further information regarding our stock option plans, see Note 13 of our notes to our consolidated financial statements as of December 31, 2007 and 2006.

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

     In 2006, we issued stock options of up to 99,816 of our preferred shares to our directors and certain employees, at a weighted average exercise price of R$47.30 per share. In 2007, we issued stock options of up to 113,379 of our preferred shares to our directors and certain employees, at a weighted average exercise price of R$65.85 per share. On December 20, 2007, our board of directors approved the continuation of the stock option plan for 2008 and the issuance of up to 190,296 stock options in 2008, at a weighted average exercise price of R$45.46 per share.

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

     Under the Brazilian corporation law, our fiscal committee may not contain members that (i) are on our board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company, or (iv) are spouses or relatives of any member of our management, up to the third degree. Our by-laws provide for a non-permanent fiscal committee to be elected only by our shareholders’ request at a general shareholders’ meeting. The fiscal committee, when elected, will be comprised of a minimum of three and a maximum of five members and an equal number of alternate members. On a shareholders’ meeting held on April 9, 2007, the shareholders requested the establishment of a fiscal committee, which will be in place until the general shareholders’ meeting in 2008. Our fiscal committee is composed of the following members: Livia Xavier, Renato Chiodaro and Charles B. Holland.

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

     Financial Policy Committee. The financial policy committee prepares and approves our corporate finance policies, and examines their effectiveness and implementation; periodically examines our investment and financing plans, and makes recommendations to the Board of Directors; assesses the impact of the investment and financing plans on the capital structure of the company, and makes recommendations to the Board of Directors; and determines parameters for the maintenance of desired capital and liquidity structures, monitors their enforcement and approves the policies to be used in the subsequent quarter. The financial policy committee meets quarterly and is comprised of our chief financial officer and two other members elected by our board of directors, one of which must be an independent member. The financial policy committee currently consists of Richard F. Lark, Jr., our chief financial officer, and Henrique Constantino, a member of our board of directors.

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

     As of December 31, 2007, we had 15,722 active employees, compared to 8,840, and 5,456 active employees as of December 31, 2006 and 2005 respectively. As of December 31, 2007, we employed only full-time employees, which consisted of 1,596 pilots and co-pilots, 3,637 flight attendants, 1,596 commercial and customer service representatives (including sales and marketing personnel and reservation agents), 5,355 airport, flight operations and fleet personnel, 2,732 mechanics and maintenance personnel and 806 management and administrative personnel. We also subcontract certain services, such as cargo handling, information technology, call center personnel and runway handling operations personnel.

     We invest significant resources promoting the well being of our employees. In 2007, we spent R$281.8 million on health and safety matters, training, social contributions, employee meals, transportation and profit sharing.

     We train our own pilots and promoted 18 co-pilots during 2007. We also provide extensive ongoing training for our pilots, flight attendants and customer service representatives. In addition to the required technical training, which follows the strictest international standards, we also provide comprehensive managerial training to our pilots and flight attendants through Crew Resource Management and Line Oriented Flight Training programs, emphasizing the importance of resource management to provide the best service to our passengers.

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

     To motivate our employees and align their interests with our results of operations, we provide an annual profit sharing program to all of our employees. Under Brazilian law, companies may provide profit sharing programs that define mechanisms for distributing a portion of a company’s profits based upon the achievement of pre-defined targets established by the company. Our annual profit sharing programs are negotiated with a commission formed by our employees and approved by labor unions for the benefit of all of our unionized and non-unionized employees. For the purposes of our profit sharing program, a portion of profit sharing distributions are based upon the achievement of corporate profit targets and a portion of the distributions are based on the achievement of operational targets set for each of our departments. We have established a stock option plan for our management and employees vesting over a 5 year period. As of December 31, 2007, a total of 49 of our management and employees were granted stock options under this plan.

E. Share Ownership

     The members of our board of directors and our executive officers, on an individual basis and as a group, own less than 1.5% of our common stock. See “Item 7A. Major Shareholdings and Related Party Transactions—Major Shareholders.” Fundo de Investimento em Participações Asas is a fund directly controlled by Messrs. Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino, respectively.

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

Each shareholder’s percentage ownership in the following table is based on the 107,590,792 common shares and 202,300,225 preferred shares outstanding as of December 31, 2007.

			Preferred Shares		Common and Preferred Shares
	Common Shares		Beneficially Owned		Beneficially Owned

	Shares	(%)	Shares	(%)	Shares	(%)

Fundo de Investimento em Participações ASAS (1)	107,590,772	100%	35,837,938	38%	143,428,710	71%
Executive officers and directors as a group (8 persons)	20		2,591,017	3%	2,591,037	1%
Free Float	-	-	56,280,508	59%	56,280,508	28%

Total	107,590,792	100%	94,709,463	100%	202,300,255	100%

(1)Fundo de Investimento em Participações Asas is controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

According to our internal share record, which contains information regarding the ownership of our shares and the ADSs as filed by the holders of such shares and ADS, there were, at December 31, 2007, 104 record holders of ADSs in the United States.

In January 2008, our board of directors authorized a share buy-back program on the BOVESPA of up to 5,000,000 of our preferred shares, at market prices, representing 8.8% of the total number of preferred shares outstanding in the market. The purpose of the buyback is the purchase of preferred shares to be held in treasury and subsequently resold or cancelled, without reducing our capital. The period for these authorized transactions is 365 days from January 28, 2008.

Shareholders’ Agreement

No shareholders’ agreements have been filed with us.

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

Assignment of Rights in the Context of the VRG Acquisition

The consideration paid by GTI S.A., a subsidiary of the registrant, for the acquisition of shares in VRG on April 9, 2007 consisted of a combination of cash and stock in the registrant. The payment in stock represented 3.1% of our total outstanding shares, or 6.1 million preferred shares that were created by way of a capital increase in our share capital. The issuance of preferred shares to Varig Logística S.A., the seller of VRG, triggered preemptive rights to our existing shareholders under Brazilian corporate law. In order for us to satisfy our obligation to deliver shares to Varig Logística S.A., our major shareholder Fundo de Investimento em Participações Asas assigned its preemptive rights on a cost-free basis back to GTI for transfer to Varig Logística S.A., thereby permitting the delivery of shares as a part of the purchase price.

Transportation Agreements with Áurea Administração e Participações S.A.

Gol has entered into exclusive bus transportation agreements with Expresso União Ltda. and Breda Serviços, which are companies controlled by Áurea Administração e Participações S.A. for the transportation of Gol’s passengers, their baggage and Gol’s employees. In 2006 and 2007, Gol made total payments of R$3.5 million and R$6.9 million, under these bus transportation agreement.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 3. Key Information—Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to our operations, in large part linked to the routine demands related to the rights of consumers. As of December 31, 2007, we had R$32.1 million of total provisions for legal and administrative actions, including labor, civil and tax. We believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect on our financial position, results of operations and cash flows.

Additionally, we are party in four indemnification lawsuits regarding the collision of our new Boeing 737-800 NG aircraft on September 26, 2006. We believe that any potential liability arising out of such lawsuits will be covered by our insurance policies.

We commenced an arbitration before the International Chamber of Commerce against the sellers of VRG and its controlling shareholders relating to the purchase price adjustments for our acquisition of VRG. In the arbitral proceeding, we are seeking a price adjustment of R$164.0 million from the sellers of VRG. The amount owed by the sellers of VRG will be determined by an accounting firm to be selected by the arbitral tribunal. In conjunction with the arbitral proceedings, we have brought legal action and joined certain lawsuits in Brazilian courts with a view to preserving the ability of the sellers to satisfy our claims. We have provisioned all amounts subject to these proceedings.

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

Payment of Dividends

We are required by the Brazilian corporation law to hold an annual general shareholders’ meeting by no later than April 30 of each year, at which time, among other things, the shareholders have to decide on the payment of an annual dividend. Additionally, interim dividends may be declared by the board of directors. Any holder of record of shares at the time of a dividend declaration is entitled to receive dividends. Dividends on shares held through depositaries are paid to the depositary for further distribution to the shareholders. Commencing in the first quarter of 2006, we started paying dividends quarterly. Our distribution of quarterly dividends for the fiscal year 2007 was approved at the board of directors’ meeting on January 29, 2007 in the fixed amount of R$0.35 per share.

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

Our by-laws do not require that we adjust the amount of any dividend payment to inflation.

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

The following table sets forth the distributions out of net income that we made or will make to our shareholders in respect of our 2005, 2006 and 2007 net income.

		Payment per Share	Payment per ADS(1)	Aggregate Amount Distributed(2)	Gross Pay-out Ratio(3)	Net Pay-out Ratio(4)

Year Ended December 31,	Payment Dates

2005	April 2006	0.60	0.60	117.9	29.2%	25.0%
2006:
First quarter	May 2006	0.22	0.22	43.5	28.5%	25.0%
Second quarter	August 2006	0.16	0.16	32.1	34.4%	29.2%
Third quarter	Nov/Dec 2006	0.32	0.32	62.1	28.1%	26.1%
Fourth quarter	Feb/Mar 2007	0.22	0.22	43.5	23.7%	21.5%
Total		0.90	0.90	181.2	27.9%	25.0%
2007:
First quarter	May 2007	0.35	0.35	73.7	84.7%	78.9%
Second quarter	August 2007	0.35	0.35	76.0	50.9%	47.5%
Third quarter	November 2007	0.35	0.35	76.5	163.0%	150.8%
Fourth quarter	January 2008	0.35	0.35	76.5	NA	NA
Total		1.39	1.39	302.8	118.7%	110.2%

(1)	Adjusted for the 2:1 ADS ratio change in December 2005.
(2)	In millions of reais.
(3)	Represents distribution divided by net income, as calculated under Brazilian GAAP and adjusted under the Brazilian corporation law.
(4)	Net of withholding tax on interest on shareholders’ equity.

With the objective of providing greater predictability of dividend payments to shareholders, at a meeting held on January 28, 2007 our board of directors approved the distribution of quarterly dividends in the fixed amount of R$0.18 per common and preferred share of the Company during 2008. Regardless of the fixed amount, it is assured the payment of the minimum dividend of 25% of the corporate year’s net profit, and if necessary the Company will make a year-end supplementary dividend payment.

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

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

In the United States, our preferred shares trade in the form of ADS. Since December 2005 each ADS represents one preferred share, issued by The Bank of New York, as Depositary pursuant to a Deposit Agreement. On December 13, 2005, we executed a 2:1 ADS split, changing to ratio of one ADS representing two preferred shares to one ADS representing one preferred share, as approved by a meeting of the Board of Directors of the Company on November 8, 2005. The ADSs commenced trading on the NYSE on June 24, 2004. As of December 31, 2007, the ADSs represented 29.3% of our preferred shares and 48.6 % of our current global public float.

The following table sets forth the reported high and low closing sales prices for the ADSs on the NYSE for the periods indicated.

		US$ per ADS(1)

	Low	High	Average(2)

2005
Annual	12.20	28.74	16.55
2006
Annual	25.25	40.24	31.54
First quarter	25.25	34.12	28.96
Second quarter	27.16	40.24	33.27
Third Quarter	28.21	36.67	33.08
Fourth Quarter	27.44	36.92	30.79
2007
Annual	19.19	34.30	27.40
First quarter	25.78	32.15	28.98
Second quarter	27.20	34.30	30.44
Third Quarter	19.19	32.96	24.79
Fourth Quarter	23.07	27.62	25.48
Last Six Months
September 2007	19.19	24.56	21.77
October 2007	23.32	27.38	25.55
November 2007	23.07	27.62	25.53
December 2007	24.00	26.79	25.33
January 2008	18.23	23.99	20.41
February 2008	17.20	20.00	18.61
March 2008	14.76	17.71	16.08

_______________
Source: Bloomberg
(1)	Reflecting the ADS ratio change from one ADS representing two preferred shares to one ADS representing one preferred share, occurred in December 2005.
(2)	Calculated as average of closing prices for the period.

Our preferred shares began trading on the São Paulo Stock Exchange on June 24, 2004. The following table sets forth the reported high and low closing sale prices for our preferred shares on the BOVESPA, for the periods indicated.

	Reais per Preferred Share

	Low	High	Average(1)

2005
Annual	32.24	66.90	40.00
2006
Annual	54.80	82.80	68.44
First quarter	54.80	72.00	63.14
Second quarter	58.30	82.80	72.30
Third Quarter	62.60	79.88	71.85
Fourth Quarter	59.40	79.60	66.30
2007
Annual	36.61	67.50	53.57
First quarter	52.99	67.50	60.89
Second quarter	54.99	65.47	60.31
Third Quarter	36.61	63.00	47.36
Fourth Quarter	42.00	48.49	45.55
Last Six Months
September 2007	36.61	45.20	41.46
October 2007	42.33	48.49	46.00
November 2007	42.00	48.00	45.51
December 2007	43.05	47.94	45.03
January 2008	30.80	42.40	35.86
February 2008	29.28	35.49	31.97
March 2008	25.40	29.65	27.50

_____________
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

The BOVESPA is a for-profit listed company that has regulatory authority over its trading markets. Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized nonmembers. The BOVESPA has two open outcry trading sessions each day from 11:00 a.m. to 6:00 p.m., São Paulo time, for all securities traded on all markets, except during daylight savings time in the United States. During daylight savings time in the United States, usually the sessions are from 10:00 a.m. to 5:00 p.m., São Paulo time, to closely mirror the NYSE trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the BOVESPA and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). This system is a computerized system that links electronically with the seven smaller regional exchanges. The BOVESPA also permits trading from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and Internet brokers called the “after market.” Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. There are no specialists or officially recognized market makers for our shares in Brazil.

In order to better control volatility, the BOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BOVESPA falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 2007, the aggregate market capitalization of the BOVESPA was equivalent to R$2.0 trillion and the 10 largest companies listed on the BOVESPA represented 43.3% of the total market capitalization of all listed companies. In contrast, as of December 2007, the aggregate market capitalization of the NYSE was US$17 trillion and the 10 largest companies listed on the NYSE represented 17.1% of the total market capitalization of all listed companies. The average daily trading volume of BOVESPA and NYSE in 2007 was R$4.3 billion and US$107.9 billion, respectively. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the time and price you desire.”

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

To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading, (b) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, (c) comply with minimum quarterly disclosure standards including cash flow statements, (d) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the issuers; (e) submit any existing shareholders’ agreements and stock option plans to the BOVESPA and (f) make an annual calendar announcing scheduled corporate events, bringing information on the company, the event, date and time it is going to take place; any changes in the schedule shall be promptly forwarded to BOVESPA and published.

To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) comply with all of the listing requirements for Level 1 companies, (b) grant tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares and 80% of the price paid per share for controlling block preferred shares, (c) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as: (i) any transformation of the company into another corporate form, (ii) any merger, consolidation or spin-off of the company, (iii) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder, (iv) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (v) appointment of an independent company, with renowned expertise, to ascertain the economic value of the company in connection with any deregistration and delisting tender offer, and (vi) any changes to these voting rights, (d) have a board of directors comprised of at least five members, of which at least 20% shall be “independent,” as defined by the BOVESPA, with a term limited to two years, (e) if it elects to delist from the Level 2 segment, hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be the economic value determined by an appraisal process), and, for the same purposes, in the case of companies with diffuse control (controlling power exercised by the shareholder holding less than 50% of the voting capital and per group of shareholders who are not signatories of voting agreements and which is not under a common control and does not act as a representative of a common interest) to comply with complementary rules to be issued by BOVESPA, (f) disclose: (i) quarterly financial statements in English or prepared in accordance with U.S. GAAP or International Financial Reporting Standards (IFRS) and (ii) annual financial statements in English, including cash flow statements, prepared in accordance with U.S. GAAP or International Financial Reporting Standards (IFRS), in American Dollars or reais and (g) adhere exclusively to the rules of the BOVESPA Arbitration Chamber for resolution of disputes involving the controlling shareholders, the managers and the members of the fiscal committee.

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

In May 2004, we entered into an agreement with the BOVESPA to comply with the requirements to become a Level 2 company. Upon the closing of our global public offering of our preferred shares on May 3, 2005, we are in compliance with the requirement to achieve a free float of 25% of our preferred shares. In addition to complying with Level 2 requirements, we have also granted tag-along rights that entitle our preferred shareholders to receive 100% of the price paid per common share of controlling block shareholders in connection with a transaction resulting in a transfer of control of our company. Furthermore, we prepare quarterly financial statements in accordance with U.S. GAAP. We were included in the following indexes (a) in 2005: IbrX-100 (Índice Brasil, Index Brazil), IGC (Índice de Ações com Governanca Corporativa Diferciada, Special Corporate Governance Index), ITAG (Índice de Ações com Tag Along Diferciado, Special Tag Along Stock Index) and MSCI (Morgan Stanley Capital International Index), (b) in 2006: IbrX-50 (Índice Brasil 50, Index Brazil 50): and (c) in 2007: Índice BOVESPA, all which reflects our increased market capitalization and liquidity of our preferred shares.

Regulation of the Brazilian Securities Market

The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by Law No. 10,198 dated February 14, 2001, Law No. 10,303 dated October 31, 2001, known as Law No. 10,303 and Law No. 10,411 dated February 26, 2002, which introduced new concepts and several changes to Law No. 6,385 dated December 7, 1976, as amended and supplemented, the principal law governing the Brazilian securities markets, by Brazilian corporation law, and by regulations issued by the CVM, the CMN and the Central Bank. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, criminal sanctions for insider trading and price manipulation, and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

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

Disclosure Requirements

According to Law No 6.385, a publicly held company must submit to CVM and BOVESPA certain periodic information, including annual and quarterly reports prepared by management and independent auditors. This legislation also requires us to file with CVM our shareholders’ agreements, notices of shareholders’ meetings and copies of the related minutes.

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

• specify examples of facts that are considered to be material, which include, among others, the execution of agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

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

• forbid trading on the basis of insider information.

In addition to the disclosure requirements under the Brazilian corporate law and the CVM regulations, we must also observe the following disclosure requirements:

• no later than six months following the listing of our shares on the Level 2 segment, we must disclose our consolidated financial statements at the end of each quarter (except for the last one of each year) and at the end of each fiscal year, including a statement of cash flows, which must indicate, at least, the changes in cash and cash equivalents, separated into operating, financing and investing cash flows;

• after the disclosure of our financial statements for the second fiscal year after the approval for the listing of our shares on the Level 2 segment, we must, no later than four months after the end of the fiscal year: (i) disclose our financial statements and consolidated financial statements in accordance with U.S. GAAP or International Financial Reporting Standards, or IFRS, in reais or U.S. dollars, which must be fully disclosed, in English, together with a management report, explanatory notes that shall include the net income and shareholders’ equity calculated at the end of such fiscal year, prepared in accordance with Brazilian GAAP, as well as the proposal for distribution or other use of net income, and the independent auditors’ report; or (ii) disclose, in English, the complete financial statements, management report and explanatory notes, prepared in accordance with the Brazilian GAAP, and an additional explanatory note regarding the reconciliation of the net income and shareholders’ equity calculated in accordance with the Brazilian GAAP and U.S. GAAP or IFRS, as the case may be, which must include the main differences between these accounting principles, as well as the independent auditors’ report; and

• within no longer than 15 days following the term established by the Brazilian corporation law for disclosure of our quarterly information, we must also: (i) disclose our quarterly information translated into English; or (ii) disclose our financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, and the independent auditors’ report.

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

• requires that the preferred shares have one of the following advantages in order to be listed and to trade on a stock exchange: (a) priority in receipt of dividends corresponding to at least 3% of the book value per share (after this priority condition is met, equal conditions apply to common shares), (b) dividends 10% higher than those paid for common shares or (c) a tag-along right at 80% of the price paid to the controlling shareholder in case of a transfer control. No withdrawal rights arise from such amendments made before December 31, 2002;

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

• requires members of our board of directors, board of executive officers or fiscal council to file immediately with the CVM and the stock exchanges (or the over-the-counter markets on which our securities are traded) a statement of any change in their shareholdings; and

• requires us to send copies of the documentation we submit to our shareholders in connection with shareholders meetings to the stock exchanges on which our shares are most actively traded.

On July 13, 2007, the CVM issued CVM Rule No. 457 to require listed companies to publish their consolidated financial statements according to IFRS starting with the year ending December 31, 2010.

On December 28, 2007, Law No. 11,638 was enacted and amended numerous provisions of the Brazilian corporate law relating to accounting principles and authority to issue accounting standards. Law No. 11,638 sought to enable greater convergence between Brazilian GAAP and IFRS. To promote convergence, Law No. 11,638 modified certain accounting principles of the Brazilian corporate law and mandated the CVM to issue accounting rules conforming to the accounting standards adopted in international markets. Additionally, the statute acknowledged a role in the setting of accounting standards for the Comitê de Pronunciamentos Contábeis (the Committee for Accounting Pronouncements or CPC), which is a committee of officials from the BOVESPA, industry representatives and academic bodies that has issued accounting guidance and pursued the improvement of accounting standards in Brazil. Law No. 11,638 permits the CVM and the Brazilian Central Bank to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

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

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, both the Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of the Brazilian Corporate Law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. The Brazilian Corporate Law requires that our directors be elected by our shareholders at a general shareholders’ meeting. All of our directors are elected by our controlling shareholder and five of our directors represent our controlling shareholder.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. The Brazilian Corporate Law does not have a similar provision. According to the Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected from management. Constantino de Oliveira Jr., our president and chief executive officer, is a member of our board of directors. There is no requirement that non-management directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive session.

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

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian corporate law. We have established an audit committee, which is equivalent to a U.S. audit committee, provides assistance to our board of directors in matters involving our accounting, internal controls, financial reporting and compliance. The audit committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of, and coordinates with, our independent auditors. The audit committee also evaluates the effectiveness of our internal financial and legal compliance controls. The audit committee is comprised of up to three members elected by the board of directors for a one-year term of office. The current members of our audit committee are Álvaro Souza, Antonio Kandir and Luiz Kaufmann. All members of the audit committee satisfy the audit committee membership independence requirements set forth by the SEC and the NYSE. Luiz Kaufmann is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

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

Description of Capital Stock

General

The Registrant became the parent company of Gol on March 29, 2004, when all of the common shares, Class A preferred shares and Class B preferred shares of Gol (except for five common shares of Gol that are held by members of Gol’s board of directors for eligibility purposes) were contributed to the Registrant by the shareholders of Gol in exchange for the applicable number of either common shares or preferred shares of the Registrant. As a result of this reorganization, 41,499,995 common shares of Gol were exchanged for 109,448,497 common shares and 6,751,719 preferred shares of the Registrant, 10,375,000 Class A preferred shares of Gol were exchanged for 29,049,994 preferred shares and six common shares of the Registrant and 8,408,206 Class B preferred shares of Gol were exchanged for 23,542,977 preferred shares of the Registrant. The reorganization did not affect our operations in any respect. The aggregate number of our common and preferred shares outstanding was increased to 168,793,243 as the result of a 2.80 -for-one stock split on May 25, 2004 (which includes 224 common shares and 56 preferred shares of the Registrant that were issued in connection with its formation on March 12, 2004). On June 24, 2004, the Registrant completed its initial public offering through the issuance of 18,750,000 preferred shares in the form of ADSs in the United States and other countries outside Brazil and in the form of preferred shares in Brazil. On April 28, 2005, the Registrant completed a primary and secondary offering of 16,905,000 preferred shares in the form of ADSs in the United States and other countries outside Brazil and in the form of preferred shares in Brazil. In addition, during 2005, our executive officers exercised stock options for an aggregate of 703,579 preferred shares. During 2006, our executive officers exercised stock options for an aggregate of 233,833 preferred shares. In 2007, we increased our capital and, as a result of 6.1 million shares issued for the VRG acquisition and 11,569 shares issued related to our stock option program, as of December 31, 2007 our capital structure consisted of 107,590,792 common shares and 94,709,463 preferred shares, each with no par value. We are a stock corporation (sociedade anônima) incorporated under the laws of Brazil.

Issued Share Capital

Under our by-laws, our authorized capital as of December 31, 2007 was R$2.0 billion, and can be increased by the issuance of preferred or common shares, after approval by our board of directors. Our shareholders must approve any capital increase that exceeds our authorized capital. Under our by-laws and the Brazilian corporation law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their holdings. See “—Preemptive Rights.”

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

Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad. Resolution No. 2,690 investors may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through private transactions.

Pursuant to Resolution No. 2,689, foreign investors must:

• appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

• complete the appropriate foreign investor registration form;

• register as a foreign investor with the CVM;

• register the foreign investment with the Central Bank.

• appoint a tax representative in Brazil; and

• obtain a taxpayer identification number from the Brazilian federal tax authorities.

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

If there is a resolution to (a) merge or consolidate us with another company; (b) conduct a incorporação de ações; (c) participate in a group of companies, as defined under the Brazilian corporation law or (d) acquire control of another company, the withdrawal rights are exercisable only if our shares do not satisfy certain tests of liquidity and dispersal of the type or class of shares in the market at the time of the general meeting.

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

The Brazilian corporation law grants (i) holders of preferred shares without voting rights (or with restricted voting rights) representing 10% of the total issued capital stock and (ii) holders of our common shares that are not part of the controlling group, and represent at least 15% of the voting capital stock, the right to appoint a member to the board of directors, by voting during the annual shareholders’ meeting. If none of our non-controlling holders of common or preferred shares meets the respective thresholds described above, holders of preferred or common shares representing at least 10% of the share capital would be able to combine their holdings to appoint one member and an alternate to our board of directors. Such rights may only be exercised by those shareholders who prove that they have held the required stake with no interruption during at least the three months directly preceding our annual shareholders meeting.

Holders of common shares are entitled to certain rights that cannot be amended by changes in the by-laws or at a general shareholders’ meeting, which include (i) the right to vote at general shareholders’ meetings; (ii) the right to participate in distributions of dividends and interest on capital and to share in the remaining assets of the company in the event of liquidation; (iii) preemptive rights in certain circumstances and (iv) the right to withdraw from the company in certain cases. In addition to those rights, the by-laws or a majority of the voting shareholders may establish additional rights and, likewise, remove them. Currently, our by-laws do not establish any rights in addition to those already set forth by the Brazilian corporation law. The Level 2 of Differentiated Corporate Governance Practices, which we comply with, provides for the granting of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions.

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

An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year. Our shareholders may take the following actions, among others, exclusively at shareholders’ meetings:

• election and dismissal of the members of our board of directors and our fiscal council, if the shareholders have requested the set up of the latter;

• approval of the aggregate compensation of the members of our board of directors and board of executive officers, as well as the compensation of the members of the fiscal council, if one has been established;

• amendment of our bylaws;

• approval of our merger, consolidation or spin-off;

• approval of our dissolution or liquidation, as well as the election and dismissal of liquidators and the approval of their accounts;

• granting stock awards and approval of stock splits or reverse stock splits;

• approval of stock option plans for our management and employees, as well as for the management and employees of other companies directly or indirectly controlled by us;

• approval, in accordance with the proposal submitted by our board of directors, of the distribution of our net income and payment of dividends;

• authorization to delist from the Level 2 of Differentiated Corporate Governance Practices and to become a private company, except if the cancellation is due to a breach of the Level 2 regulations by management, and to retain a specialized firm to prepare a valuation report with respect to the value of our shares, in any such events;

• approval of our management accounts and our financial statements;

• approval of any primary public offering of our shares or securities convertible into our shares; and

• deliberate upon any matter submitted by the board of directors.

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

According to the Level 2 regulations and our bylaws, the minimum price of the shares in the public tender offer required to be made in case we go private shall be equivalent to the economic value determined in the appraisal report prepared by a specialized and independent company, with renowned expertise, to be selected at the annual shareholders’ meeting from among the three companies suggested by the board of directors.

In addition to the requirements set out in the Level 2 regulations and our bylaws, according to the Brazilian corporation law, our registration as a publicly held company with shares traded on stock exchanges will be canceled only if we or our direct or indirect controlling shareholders make a public tender offer for the total outstanding shares in the market (which may be the same tender offer required by Level 2 regulations and our bylaws), at a fair value, for a price at least equal to our evaluation, determined based on the following criteria, separately or jointly adopted: stockholders' equity book value, stockholders' equity at market price, discounted cash flow, multiple comparisons, market price of our shares or any other criteria accepted by the CVM. Shareholders holding at least 10% of our outstanding shares may require our management to review the price offered for the shares, and in this event our management shall call a special shareholders` meeting to determine whether to perform another valuation using the same or a different valuation method. Such request must be made within 15 days following the disclosure of the price to be paid for the shares in the public tender offer, and shall be duly justified. The shareholders who make such request, as well as those who vote in its favor, shall reimburse us for any costs involved in preparing the new valuation if the valuation price is lower than or equal to the original valuation price. If the new valuation price is higher than the original valuation price, the public tender offer must be made at the new valuation price.

Delisting from Differentiated Corporate Governance Practices Level 2

We may, at any time, delist our shares from the Level 2 segment, provided that this is approved by shareholders representing the majority of our voting share capital at an annual shareholders’ meeting and that we provide written notice to the BOVESPA at least 30 days in advance. If we decide to delist from the Level 2 segment, in order to make our shares available to be traded outside the Level 2 segment, our controlling shareholders must conduct a public tender offer for the acquisition of our shares within the legal timeframe, based on the economic value calculated in the appraisal report prepared by a specialized and independent company, to be selected at an annual shareholders’ meeting from among three companies suggested by the board of directors. The public tender offer notice must be communicated to the BOVESPA and immediately disclosed to the market after the shareholder’s meeting during which the delisting was approved. If the delisting from the Level 2 segment is a result of the cancellation of our registration as a publicly held company, our controlling shareholders must follow the other requirements applicable to going private.

The delisting from the Level 2 segment does not imply the cancellation of the trading of our shares on the BOVESPA.

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

Commercial Sale Promise Agreement between Petrobras Distribuidora S.A. and Gol Transportes Aéreos S.A.

In 2001, we entered into a commercial sale promise agreement for the purchase of fuel from Petrobras, which was renewed July 7, 2006. We agreed to purchase fuel exclusively from Petrobras in all of the airports where Petrobras maintains aircraft fueling facilities. Petrobras, in turn, agreed to provide us with all of our fuel needs in the supplying airports.

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

Pursuant to the Resolution No. 2,689 foreign investors must: (i) appoint at least one representative in Brazil with the ability to perform actions regarding the foreign investment; (ii) complete the appropriate foreign investor registration form; (iii) obtain registration as a foreign investor with CVM and (iv) register the foreign investment with the Central Bank.

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

Registered Capital

Amounts invested in our preferred shares by a non-Brazilian holder who qualifies under Resolution 2,689 and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our preferred shares. The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal or (ii) if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on these dates.

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

This discussion is based on Brazilian law as currently in effect, which are subject to change, possibly with retroactive effect, and to differing interpretations. Any change in such law may change the consequences described below. Each Non-Brazilian Holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in the preferred shares or ADSs.

Taxation of Dividends. Dividends, including dividends in kind, paid by us to the depository in respect of the preferred shares underlying the ADSs or to a Non-Brazilian Holder of preferred shares will not be subject to Brazilian withholding income tax, provided that such amounts are related to profits earned after January 1, 1996.

Taxation of Gains. According to Law No. 10,833, enacted on December 29, 2003, capital gains realized on the disposition of assets located in Brazil by a Non-Brazilian Holder are subject to taxation in Brazil, regardless of whether the sale or the disposition is made by a Non-Brazilian Holder to another non-Brazilian resident or to a Brazilian resident.

With respect to the disposition of preferred shares, as they are assets located in Brazil, the Non-Brazilian Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the disposition is conducted in Brazil or with a Brazilian resident.

With respect to the ADSs, arguably the gains realized by a Non-Brazilian Holder on the disposition of ADSs to another non-Brazilian resident are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non- Brazilian Holder on the disposition of ADSs to another non-Brazilian resident. As a result, gains on a disposition of ADSs by a Non-Brazilian Holder to Brazilian resident, or even to Non-Brazilian Holder in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described ahead. It is important to clarify that, for purposes of Brazilian taxation, the income tax rules on gains related to disposition of preferred shares or ADSs vary depending on the domicile of the Non-Brazilian Holder, the form by which such Non-Brazilian Holder has registered its investment before the Central Bank and/or how the disposition is carried out, as described below.

The deposit of preferred shares in exchange for ADSs may be subject to Brazilian tax on capital gains at the rate of 15%, or 25% in the case of investors domiciled in tax haven jurisdiction (i.e., a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the internal legislation imposes restrictions to disclosure of shareholding composition or the ownership of the investment, (“Tax Haven Holder”), if the acquisition cost of the preferred shares is lower than (a) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit or (b) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the preferred shares calculated as described above, will be considered to be a capital gain subject to taxation. In some circumstances, there may be arguments to sustain that such taxation is not applicable in the case of a Non-Brazilian Holder that is a 2,689 Holder (as defined below) and is not a Tax Haven Holder.

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

Gains assessed on the disposition of the preferred shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

• exempt from income tax, when assessed by a Non-Brazilian Holder that (1) has registered its investment in Brazil before the Central Bank under the rules of Resolution No. 2,689/00 (“2,689 Holder”) and (2) is not a Tax Haven Holder; or

• subject to income tax at a rate of 15% in any other case, including the gains assessed by a Non-Brazilian Holder that is not a 2,689 Holder or is a Tax Haven Holder. In these cases, a withholding income tax of 0.005% shall be applicable and can be offset with the eventual income tax due on the capital gain.

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

As a general rule, the gains realized as a result of a disposition transaction of preferred shares or ADSs is the difference between the amount realized on the sale or exchange of the shares and their acquisition cost.

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

Distributions of Interest on Shareholders’ Equity. In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company’s shareholders’ equity. Such interest is calculated by reference to the TJLP as determined by the Central Bank from time to time and cannot exceed the greater of:

• 50% of net income (after the deduction of social contribution on profits and before taking such distribution and the provision for corporate income tax into account) for the period in respect of which the payment is made; or

• 50% of the sum of retained profits and profits reserves, as of the date of the beginning of the period in respect of which the payment is made.

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

Other Relevant Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by the Non-Brazilian Holder to individuals or entities resident or domiciled within such states in Brazil. There are non-Brazilian stamp, issue, registration or similar taxes or duties payable by a Non-Brazilian Holder of preferred shares or ADSs.

Tax on foreign exchange transactions. Pursuant to Decree No. 6,306 of December 14, 2007, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by the Non-Brazilian Holder in the preferred shares and ADSs may be subject to the Tax on Foreign Exchange Transactions (“IOF/Exchange”). Currently, for most exchange transactions, the rate of IOF/Câmbio, including such conversion is 0.38%, but the Minister of Finance has the legal power to increase at any time the rate to a maximum of 25%, but only in relation to future.

Pursuant to Decree 6,306/07, the Tax on Bonds and Securities Transactions (“IOF/Bonds”) may be imposed on any transactions involving bonds and securities even if the transactions are performed on a Brazilian stock exchange. As a general rule, the rate of this tax is currently 0% but the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

Until December 31, 2007, fund transfers in connection with financial transactions in Brazil were subject to the temporary contribution on financial transactions (“CPMF”), which was levied at a rate of 0.38% on any bank account withdrawals.

As of January 1, 2008, the CPMF tax was abolished, and should not be levied on any debit to bank accounts carried out after that. The Brazilian government may attempt to reestablish the CPMF

Registered Capital. The amount of an investment in preferred shares held by a Non-Brazilian Holder who qualifies under Resolution No. 2,689 and obtains registration with the CVM, or by the depositary, as the depositary representing such holder, is eligible for registration with the Central Bank. Such registration allows the remittance outside of Brazil of any proceeds of distributions on the shares, and amounts realized with respect to disposition of such shares. The amounts received in Brazilian currency are converted into foreign currency through the use of the commercial market rate. The registered capital for preferred shares purchased in the form of ADSs or purchased in Brazil, and deposited with the depositary in exchange for ADSs will be equal to their purchase price (in U.S. dollars) to the purchaser. The registered capital for preferred shares that are withdrawn upon surrender of ADSs, as applicable, will be the U.S. dollar equivalent of the average price of preferred shares, as applicable, on a Brazilian stock exchange on which the greatest number of such preferred shares, as applicable, was sold on the day of withdrawal. If no preferred shares, as applicable, were sold on such day, the registered capital will refer to the average price on the Brazilian stock exchange on which the greatest number of preferred shares, as applicable, were sold in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar value of the preferred shares, as applicable, is determined on the basis of the average commercial market rate quoted by the Central Bank on such date or, if the average price of preferred shares is determined under the last preceding sentence, the average of such average quoted rates on the same 15 dates used to determine the average price of the preferred shares.

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

You should consult your own tax advisor regarding the United States federal, state, local and foreign income and other tax consequences of purchasing, owning and disposing of our preferred shares or ADSs in your particular circumstances.

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

A U.S. Holder will be entitled, subject to a number of complex limitations and conditions, to claim a United States foreign tax credit in respect of any Brazilian withholding taxes imposed on dividends received on preferred shares or ADSs. U.S. Holders who do not elect to claim a foreign tax credit with regard to any foreign taxes paid or accrued during the taxable year may instead claim a deduction in respect of such withholding taxes. Dividends received with respect to the preferred shares or ADSs will be treated as foreign source income, which may be relevant in calculating such U.S. Holder’s United States foreign tax credit limitation. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances. The U.S. Treasury has expressed concern that intermediaries in connection with depository arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by United States persons who are holding depositary shares. Accordingly, investors should be aware that the discussion above regarding the ability to credit Brazilian withholding tax on dividends and the availability of the reduced tax rate for dividends received by certain non-corporate holders described below could be affected by actions taken by parties to whom the ADSs are released and the IRS.

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

If a Brazilian tax is withheld on the sale or other disposition of a preferred share or ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other disposition before deduction of the Brazilian tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a preferred share or ADS generally will be treated as United States source income or loss for United States foreign tax credit purposes. Consequently, in the case of a disposition of a preferred share that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for an ADS or preferred share, as the case may be, that is not registered pursuant to Resolution No. 2,689, on which a Brazilian capital gains tax is imposed (see “—Taxation of Gains”)), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax unless the U.S. Holder can apply the credit against United States federal income tax payable on other income from foreign sources in the appropriate income category. Alternatively, the U.S. Holder may take a deduction for the Brazilian tax if it does not elect to claim a foreign tax credit for any foreign taxes paid or accrued during the taxable year.

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

If, contrary to the discussion above, we are treated as a PFIC, a U.S. Holder would be subject to special rules (and may be subject to increased tax liability and form filing requirements) with respect to (a) any gain realized on the sale or other disposition of preferred shares or ADSs and (b) any “excess distribution” made by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the preferred shares or ADSs exceed 125% of the average annual distributions the U.S. Holder received on the preferred shares or ADSs during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the preferred shares or ADSs). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to United States federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of United States federal income tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC.

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

Aircraft Fuel

Our results of operations are affected by changes in the price of aircraft fuel required to operate our aircraft fleet. To manage the price risk, we utilize crude oil derivative contracts. All of our derivative instruments must be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. We avoid concentration of credit risk. All existing contracts settle on a monthly basis. We do not purchase or hold any derivative instruments for trading purposes. At December 31, 2007, we had crude oil derivative contracts outstanding for up to 1,388,000 barrels of oil. The fair value of such contracts was R$23.3 million. If the price of fuel increased by 10% in relation to the average 2007 price, based on expected fuel consumption in 2008, such an increase would result in an increase to aircraft fuel expense of approximately R$247 million in 2008, not considering our derivative contracts. We acquire substantially all of our fuel and oil from one supplier.

Foreign Currencies

A significant part of our costs and operating expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. To manage exchange rate risk, we enter into derivative contracts with various counterparties to protect ourselves against a possible depreciation or devaluation of the real in relation to the U.S. dollar. At December 31, 2007, we had outstanding currency futures contracts. The fair value of such contracts was R$1.0 million. As a measure of our market risk with respect to our foreign currency exposure, an increase in aircraft and engine maintenance expense, aircraft operating lease payments and aircraft insurance from a hypothetical R$0.10 depreciation of the real against the U.S. dollar would be approximately R$35 million, not considering our derivative contracts.

Interest Rates

Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments, variable-rate leasing contracts and on interest income generated from our cash and short-term investment balances. At December 31, 2007, 3.9% of our aircraft rental expenses had floating interest rates. A hypothetical 10% increase in market interest rates as of December 31, 2007 would increase our aircraft rental and interest expense by approximately R$10 million. A hypothetical 10% decrease in market interest rates as of December 31, 2007 would decrease our interest income from cash equivalents and short-term investments by approximately R$29 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt, variable-rate leasing contracts and cash equivalent and short-term investment balances at December 31, 2007.

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

Management assessed the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2007, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of internal controls over financial reporting as of December 31, 2007 has been audited by Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report on the Company’s internal controls over financial reporting is included herein.

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

B. Code of Ethics

Our board of directors has adopted a Code of Ethics applicable to our directors, officers and employees, including our principal executive officer and principal financial officer. The Code of Ethics can be found at www.voegol.com.br under the heading “Investor Relations.” Information found at this website is not incorporated by reference into this document.

C. Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by Ernst & Young Auditores Independentes S.S. during the fiscal years ended December 31, 2007 and 2006:

	2007	2006

	(in reais)
Audit Fees	5,066,411	2,852,141
Audit-Related Fees	388,060	511,879
Tax Fees	—	—
All Other Fees	—	—

Total	5,454,471	3,364,020

Audit Fees

Audit fees include the audit of our consolidated annual financial statements and internal controls, the audit of our Brazilian GAAP financial statements, review of our quarterly reports and required statutory audits.

Audit-Related Fees

Audit-related fees include fees for the preparation and issuance of comfort letters in connection with our offering and registering securities with the SEC. In 2007, the audit-related fees also include services performed in connection with the acquisition of VRG Linhas Aéreas S.A.

Tax Fees

There were no tax services provided in 2007. In 2006, tax fees include the review of our income tax returns.

All Other Fees

There were no other fees for services performed by Ernst & Young Auditores Independentes S.S. during the fiscal years ended December 31, 2007 and 2006.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young Auditores Independentes S.S. Any services provided by Ernst & Young Auditores Independentes S.S. that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2007 and 2006, none of the fees paid to Ernst & Young Auditores Independentes S.S. were approved pursuant to the de minimis exception.

D. Exemptions from the Listing Standards for Audit Committees

None.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements beginning on Page F-1.

ITEM 19. EXHIBITS

1.1	By-laws of the Registrant (English translation)

2.1
Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

8.1	List of Subsidiaries.

10.1
Agreement, dated as of January 1, 2002, between the Registrant and Petrobras Distribuidora S.A., including Amendment No. 1, dated as of May 1, 2002, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

10.3

Navitaire Hosted Services Agreement, dated May 1, 2004, between Navitaire Inc. and the Gol Transportes Aéreos S.A., including amendments thereto, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2006, as filed on February 28, 2007.

10.4
Aircraft Purchase Agreement, dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

10.5
Supplemental Aircraft Purchase Agreement No. 1 dated as of July 16, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

10.6
Supplemental Aircraft Purchase Agreement No 2 dated as of January 20, 2005 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

10.7
Supplemental Aircraft Purchase Agreement No. 3 dated as of January 7, 2005 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

10.8
Supplemental Aircraft Purchase Agreement No. 4 dated as of March 24, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

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

10.14
Supplemental Agreement No. 10 dated October 19, 2006 to Purchase Agreement dated as of   May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company. Certain portions of this exhibit have been omitted from the public filing and were separately filed with   the Commission with a request for confidential treatment.

10.15
Supplemental Agreement No. 11 dated October 24, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2006, as filed on February 28, 2007.

10.16	Supplemental Agreement No. 12 dated February 8, 2007 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.

10.17
Supplemental Agreement No. 13 dated December 17, 2007 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

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

Dated: April 22, 2008

Consolidated Financial Statements under US GAAP GOL Linhas Aéreas Inteligentes S.A. Years ended at December 31, 2007 and 2006, with Report of Independent Registered Public Accounting Firm

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006
(In thousands of Brazilian Reais)

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of GOL Linhas Aéreas Inteligentes S.A. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may became inadequate because of changes in conditions.

As disclosed in the notes 1 and 4 of its consolidated financial statements, during the second quarter of 2007, the Company acquired VRG Linhas Aéreas S.A. (VRG). As provided under the Sarbanes Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude VRG from this evaluation. VRG is a wholly-owned company whose total assets and total revenues represented 19.6% and 11.7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment management has concluded that as of December 31, 2007 the Company’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young Auditores Independentes S.S., the company’s independent registered public accounting firm. Ernst & Young’s attestation report on management’s assessment of the Company’s internal controls dated February 12, 2008 is included herein.

/s/ Constantino de Oliveira Junior	/s/ Richard Freeman Lark, Jr.

Constantino de Oliveira Junior	Richard Freeman Lark, Jr.
Chief Executive Officer	Chief Financial Officer
Date: February 12, 2008	Date: February 12, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

We have audited Gol Linhas Aéreas Inteligentes S.A.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Comission (the COSO criteria). Gol Linhas Aéreas Inteligentes S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

As indicated in the accompanying Management’s Report on International Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of VRG Linhas Aéreas S.A., which is included in the 2007 consolidated financial statements of Gol Linhas Aéreas Inteligentes S.A. and constituted R$ 1,372,898 and R$ 312,060 of total and net assets, respectively, as of December 31, 2007 and R$ 581,401 and R$ 164,987 of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of Gol Linhas Aéreas Inteligentes S.A. also did not include an evaluation of the internal control over financial reporting of VRG Linhas Aéreas S.A.

In our opinion, Gol Linhas Aéreas Inteligentes S.A. maintained effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2007 and 2006, and related consolidated statements of income, shareholder’s equity, and cash flows for each of the three years in the period ended December 31, 2007 of Gol Linhas Aéreas Inteligentes S.A. and our report dated February 12, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Maria Helena Pettersson Partner

São Paulo, Brazil,
February 12, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

We have audited the accompanying consolidated balance sheets of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Gol Linhas Aéreas Inteligentes S.A.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Maria Helena Pettersson
Partner

São Paulo, Brazil
February 12, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

			Translation into
			thousands of
			US$
	2006	2007	2007

Assets
Current assets
Cash and cash equivalents	R$ 280,977	R$ 574,363	US$ 324,261
Short-term investments	1,425,369	858,438	484,637
Receivables, less allowance (2006 – R$
10,366; 2007 – R$ 23,297, US$ 13,152)	659,306	916,133	517,209
Inventories of parts and supplies	75,165	209,926	118,515
Deposits	232,960	192,357	108,597
Recoverable and deferred taxes	60,396	90,090	50,861
Prepaid expenses	64,496	143,756	81,158
Other	12,654	144,484	81,569

Total current assets	2,811,323	3,129,547	1,766,807

Property and equipment
Pre-delivery deposits	436,911	543,906	307,066
Flight equipment	660,861	1,690,903	954,611
Other	129,260	179,709	101,456

	1,227,032	2,414,518	1,363,133
Accumulated depreciation	(147,809)	(269,633)	(152,223)

Property and equipment, net	1,079,223	2,144,885	1,210,910

Other assets
Deposits	304,875	397,308	224,303
Deferred income taxes	-	47,121	26,602
Goodwill	-	272,975	154,110
Tradenames	-	124,883	70,504
Routes	-	746,734	421,574
Other	63,033	138,968	78,456

Total other assets	367,908	1,727,989	975,549

Total assets	R$ 4,258,454	R$ 7,002,421	US$ 3,953,266

			Translation into
			thousands of
			US$
	2006	2007	2007

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	R$ 128,304	R$ 496,788	US$ 280,465
Current portion of long-term debt	12,384	308,285	174,044
Current obligations under capital leases	33,112	93,020	52,515
Accounts payable	124,110	326,364	184,251
Salaries, wages and benefits	87,821	163,437	92,270
Sales tax and landing fees	139,394	152,332	86,000
Air traffic liability	335,268	472,860	266,956
Insurance premium payable	44,897	44,150	24,925
Dividends payable	42,961	75,610	42,686
Deferred revenue	-	90,843	51,286
Other	52,095	63,653	35,936

Total current liabilities	1,000,346	2,287,342	1,291,334
Non-current liabilities
Long-term debt	726,982	1,066,102	601,875
Obligations under capital leases	222,024	776,578	438,423
Deferred income taxes, net	28,064	-	-
Deferred gains on sale and leaseback
transactions	48,219	-	-
Deferred revenue	-	287,191	162,136
Estimated civil and labor liabilities	-	32,075	18,108
Other	27,661	177,870	100,418

	1,052,950	2,339,816	1,320,960
Shareholders’ equity
Preferred shares, no par value; 94,709,463
and 88,615,674 issued and outstanding in
2007 and 2006, respectively	846,125	1,205,801	680,744
Common shares, no par value; 107,590,792
issued and outstanding in 2007 and 2006	41,500	41,500	23,429
Additional paid-in capital	35,430	39,132	22,092
Appropriated retained earnings	39,577	87,227	49,245
Unappropriated retained earnings	1,246,848	998,936	563,956
Accumulated other comprehensive income	(4,322)	2,667	1,506

Total shareholders’ equity	2,205,158	2,375,263	1,340,972

Total liabilities and shareholders’ equity	R$ 4,258,454	R$ 7,002,421	US$ 3,953,266

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

     CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2007, 2006 and 2005
(In thousands of Brazilian Reais, except per share amounts)

				Translation into
				thousands
				of US$
	2005	2006	2007	2007

Net operating revenues
Passenger	R$ 2,539,016	R$ 3,580,919	R$ 4,566,691	US$ 2,578,158
Cargo and Other	130,074	221,098	371,640	209,812

Total net operating revenues	2,669,090	3,802,017	4,938,331	2,787,970

Operating expenses
Salaries, wages and benefits	260,183	413,977	798,141	450,596
Aircraft fuel	808,268	1,227,001	1,898,840	1,072,004
Aircraft rent	240,876	292,548	515,897	291,253
Sales and marketing	335,722	414,597	367,866	207,681
Landing fees	92,404	157,695	273,655	154,494
Aircraft and traffic servicing	91,599	199,430	348,732	196,879
Maintenance materials and repairs	55,373	146,505	318,917	180,047
Depreciation	35,014	69,313	121,570	68,633
Other	128,300	179,494	317,686	179,352

Total operating expenses	2,047,739	3,100,560	4,961,304	2,800,939

Operating income	621,351	701,457	(22,973)	(12,969)

Other income (expense)
Interest expense	(19,383)	(66,378)	(142,390)	(80,387)
Capitalized interest	17,113	16,733	38,918	21,971
Interest and investment income	140,204	174,354	290,247	163,861
Other expenses, net	(41,763)	(27,204)	(64,091)	(36,183)

Total other income	96,171	97,505	122,684	69,262

Income before income taxes	717,522	798,962	99,711	56,293

Income taxes (expense) benefit	(204,292)	(229,825)	2,802	1,582

Net income	R$ 513,230	R$ 569,137	R$ 102,513	US$ 57,875

Earnings per common and preferred share:

Basic	R$ 2.66	R$ 2.90	R$ 0.52	US$ 0.29
Diluted	R$ 2.65	R$ 2.90	R$ 0.52	US$ 0.29

See accompanying notes.

     GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2007, 2006 and 2005
(In thousands of Brazilian Reais)

				Translation in
				thousands of US$
	2005	2006	2007	2007

Cash flows from operating activities
Net income	R$ 513,230	R$ 569,137	R$ 102,513	US$ 57,875
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	35,519	69,313	121,570	68,633
Deferred income taxes	20,926	(27,882)	(113,930)	(64,320)
Allowance for doubtful accounts receivable	1,343	5,476	12,931	7,300
Amortization of sale-leaseback gains	-	58,347	(23,170)	(13,081)
Other, net	-	-	3,702	2,090
Changes in operating assets and liabilities:
Receivables	(178,931)	(100,824)	(232,533)	(131,278)
Inventories	(19,645)	(34,482)	(129,319)	(73,008)
Accounts payable and other accrued liabilities	37,488	50,186	(18,608)	(10,505)
Deposits with lessors	(119,661)	(110,858)	68,333	38,578
Air traffic liability	57,909	117,468	98,800	55,778
Dividends payable	40,806	(58,521)	(19,420)	(10,964)
Deferred revenues	-	-	8,121	4,585
Other, net	(18,126)	9,809	(33,268)	(18,782)

Net cash provided (used) by operating activities	370,858	547,169	(154,278)	(87,102)
Cash flows from investing activities
Deposits for aircraft leasing contracts	301	(18,204)	(40,075)	(22,625)
Acquisition of VRG, net of cash acquired	-	-	(201,029)	(113,492)
Acquisition of property and equipment	(169,443)	(489,790)	(454,036)	(256,329)
Pre-delivery deposits	(330,431)	(80,146)	(106,995)	(60,405)
Purchase of available-for-sale securities	(456,418)	(2,021,593)	(858,438)	(484,637)
Sale of available-for-sale securities	137,091	1,358,912	1,425,369	804,702

Net cash used in investing activities	(818,900)	(1,250,821)	(235,204)	(132,786)
Cash flows from financing activities
Short-term borrowings	(64,333)	74,288	360,298	203,409
Proceeds from issuance of long-term debt	-	990,304	559,529	315,886
Issuance of preferred shares	279,080	-	-	-
Paid-in subscribed capital	-	-	432	244
Dividends paid	(60,676)	(181,145)	(250,705)	(141,536)
Exercise of stock options	2,139	711	420	237
Other, net	(7,551)	(5,876)	12,894	7,279

Net cash provided by financing activities	148,659	878,282	682,868	385,520

Net increase (decrease) in cash and cash equivalents	(299,383)	174,630	293,386	165,633
Cash and cash equivalents at beginning of the year	405,730	106,347	280,977	158,628

Cash and cash equivalents at end of the year	R$ 106,347	R$ 280,977	R$ 574,363	US$ 324,261

Supplemental disclosure of cash flow information
Interest paid	R$ 19,383	R$ 65,207	R$ 163,764	US$ 92,454
Income taxes paid	R$ 168,975	R$ 257,706	R$ 85,070	US$ 48,027
Non cash investing activities
Accrued capitalized interest	R$ 17,113	R$ 16,733	R$ 38,393	US$ 21,675
Shares issued as consideration for the acquisition of VRG	R$ -	R$ -	R$ 357,235	US$ 201,680
Capital leases	R$ -	R$ 264,629	R$ 854,093	US$ 442,002

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years ended December 31, 2007, 2006 and 2005
(In thousands of Brazilian Reais, except for share information)

	Common Shares		Preferred Shares		Additional	Deferred	Retained Earnings		Accumulated other comprehensive income

	Shares	Amount	Shares	Amount	paid-in capital	compensation	Appropriated	Unapropriated		Total

Balance at December 31, 2004	109,448,497	R$ 41,500	78,094,746	R$ 564,634	R$ 49,305	R$ (10,059)	R$ 18,352	R$ 484,721	-	R$ 1,148,453

Comprehensive income:
Net income	-	-	-	-	-	-	-	513,230	-	513,230
Unrealized gain on derivative instruments, net of taxes	-	-	-	-	-	-	-	-	6,411	6,411

Total Comprehensive income										519,641
Proceeds from public offering, net	-	-	7,725,811	258,123	-	-	-	-	-	258,123
Issuance of preferred shares pursuant to employee stock option
plan	-	-	703,579	17,238	(15,099)	-	-	-	-	2,139
Unpaid subscribed capital	-	-	(572,000)	(1,739)	-	-	-	-	-	(1,739)
Deferred income taxes on public offering issuance costs, net	-	-	-	5,458	-	-	-	-	-	5,458
Deferred compensation	-	-	-	-	428	(428)	-	-	-	-
Amortization of deferred compensation	-	-	-	-	-	8,126	-	-	-	8,126
Dividends payable and interest on shareholders’ equity	-	-	-	-	-	-	-	(117,870)	-	(117,870)
Transfer to appropriated retained earnings	-	-	-	-	-	-	21,225	(21,225)	-	-

Balance at December 31, 2005	109,448,497	R$ 41,500	85,952,136	R$ 843,714	R$ 34,634	R$ (2,361)	R$ 39,577	R$ 858,856	R$ 6,411	R$ 1,822,331

Comprehensive income:
Net income	-	-	-	-	-	-	-	569,137	-	569,137
Change in fair value of derivative instruments, net of taxes	-	-	-	-	-	-	-	-	(10,733)	(10,733)

Total Comprehensive income										558,404
Paid-in subscribed capital	(1,857,705)		2,663,538	2,411	-	-	-	-	-	2,411
Deferred compensation	-	-	-	-	4,641	(4,641)	-	-	-	-
Amortization of deferred compensation	-	-	-	-	-	3,157	-	-	-	3,157
Dividends payable and interest on shareholders’ equity	-	-	-	-	-	-	-	(181,145)	-	(181,145)

Balance at December 31, 2006	107,590,792	R$ 41,500	88,615,674	R$ 846,125	R$ 39,275	R$ (3,845)	R$ 39,577	R$ 1,246,848	R$ (4,322)	R$ 2,205,158

Transfer to appropriated retained earnings							34,224	(34,224)		-
Comprehensive income:
Net income	-	-	-	-	-	-	-	102,513	-	102,513
Change in fair value of derivative instruments, net of taxes	-	-	-	-	-	-	-	-	6,989	6,989

Total Comprehensive income										109,502
Paid-in subscribed capital	-	-	11,569	432	-	-	-	-	-	432
Deferred compensation	-	-	-	-	1,290	-	-	-	-	1,290
Amortization of deferred compensation	-	-	-	-	-	2,412	-	-	-	2,412
Capital increase	-	-	6,082,220	359,244	-	-	-	-	-	359,244
Transfer to appropriated retained earnings	-	-	-	-	-	-	13,426	(13,426)	-	-
Dividends payable and interest on shareholders’ equity	-	-	-	-	-	-	-	(302,775)	-	(302,775)

Balance at December 31, 2007	107,590,792	R$ 41,500	94,709,463	R$ 1,205,801	R$ 40,565	R$ (1,433)	R$ 87,227	R$ 998,936	R$ 2,667	R$ 2,375,263

See accompanying notes.

     GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

1. Business Overview

Gol Linhas Aéreas Inteligentes S.A. (Company or GLAI) is the parent company of Gol Transportes Aéreos S.A. (GOL), a low-cost low-fare airline and VRG Linhas Aéreas S.A. (VRG), a premium service airline. The Company’s strategy is to grow and increase results of its businesses, popularizing and stimulating demand for safe and high quality air transportation for business and leisure passengers, keeping its costs among the lowest in the industry worldwide.

On April 9, 2007, the Company acquired 100% of VRG Linhas Aéreas S.A. (VRG). VRG operates domestic and international flights with its own brand (VARIG) offering differentiated services, incorporating an operating model based on high efficiency and best management practices. The acquisition of VRG is conditional upon the approval from the Brazilian Antitrust Agency (CADE).

As of December 31, 2007, GOL operated a 78-aircraft fleet, comprised of 36 Boeing 737-800, 30 Boeing 737-700 and 12 Boeing 737-300 aircraft. During 2007, GOL maintained flights to 59 destinations (51 in Brazil, 3 in Argentina, and 1 each in Bolivia, Paraguay, Uruguay, Chile and Peru). As of December 31, 2007, VRG (see Note 4) operated a 33-aircraft fleet, comprised of 7 Boeing 737-800, 1 Boeing 737-700, 16 Boeing 737-300 and 9 Boeing 767-300 aircraft. VRG serves 23 destinations (14 in Brazil, and 1 each in Argentina, Colombia, Venezuela, France, Germany, Italy, England, Mexico and Chile).

2. Summary of Significant Accounting Policies

a) Basis of presentation

These financial statements were prepared in accordance with accounting principles generally accepted in the United States (US GAAP), using Brazilian Reais as the functional and reporting currency. The exchange rate at December 31, 2007 was R$ 1.7713 and R$ 2.1380 at December 31, 2006 (the December 31, 2007 rate is used for convenience translation). The average exchange rates for 2007 and 2006 were R$ 1.9483 and R$ 2.1771, respectively, per US Dollar (these rates are provided for reference purposes). The accounting principles adopted under USGAAP differ in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which the Company uses to prepare its statutory financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

a) Basis of presentation (Continued)

The consolidated financial statements include accounts of Gol Linhas Aéreas Inteligentes S.A. and of its wholly-owned subsidiaries Gol Transportes Aéreos S.A. (GTA), GTI S.A., GAC Inc. and Gol Finance and indirect ownership of VRG S.A and SKY Finance. Results of VRG are consolidated from April 9, 2007, the date the Company assumed control over operations of VRG. All significant intercompany balances have been eliminated.

b) Use of estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from these estimates.

c) Cash and cash equivalents

Cash in excess of that necessary for operating requirements is invested in short-term, highly liquid, income-producing investments. Investments with maturities of three months or less are classified as cash and cash equivalents, which primarily consist of certificates of deposit, money market funds, and investment grade commercial paper issued by major financial institutions.

d) Securities available-for-sale

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

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

e) Provision for doubtful accounts

Provision for doubtful accounts is constituted in an amount sufficient to cover possible losses in the realization of accounts receivable.

f) Inventories

Inventories consist of expendable aircraft spare parts and supplies. These items are stated at average acquisition cost and are charged to expense when used. Allowance for obsolescence is based on management estimates, which are subject to change.

g) Aircraft and engine maintenance deposits

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

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

g) Aircraft and engine maintenance deposits (Continued)

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

At the inception of the leases, our initial estimates of the maintenance expenses are equal to or in excess of the amounts required to be deposited. This demonstrates it is probable the amounts will be utilized for the maintenance for which they are to be deposited and the likelihood of an impairment of the balance is remote. Additionally, we have reached agreements with certain lessors to replace the deposits with letters of credit and amend the lease terms to enable us to utilize the deposited funds to settle other amounts owed under the lease. Upon this amendment of the lease we reevaluate the appropriateness of the lease accounting and reclassify the affected deposits as Other Deposits. Many of our new aircraft leases do not require maintenance deposits.

Based on the foregoing analysis, Management believes that the amounts reflected on the consolidated balance sheet as Aircraft and Engine Maintenance Deposits are probable of recovery. There has been no impairment of our maintenance deposits.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

h) Property and equipment

Property and equipment are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method and rotables are depreciated on a group basis. Interest related to pre-delivery deposits to acquire new aircraft is capitalized. The estimated useful lives for property and equipment are as follows:

Estimated Useful Life
Leasehold improvements to flight equipment	Lower of lease
term or useful life
Aircraft under capital leases	20 years
Engines	20 years
Maintenance and engineering equipment	10 years
Rotables	20 years
Communication and meteorological equipment	5 years
Computer hardware and software	5 years

Residual values for aircraft, engines and major rotable parts are five percent. Equipment under capital leases are amortized over the term at the leases or over their expected useful lives.

i) Goodwill and Intangible Assets

The Company accounts for goodwill and other intangible assets using SFAS No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets.” Under this standard, goodwill is tested for impairment annually by comparing the book value to the fair value at the reporting unit level and indefinite-lived intangibles are tested individually, at least annually, by reviewing the individual book values compared to the fair value. Considerable judgement is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure fair value. Assumptions in the Company’s impairment evaluations are consistent with internal projections and operating plans.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

j) Measurement of asset impairments

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

k) Maintenance and repair costs

The Company accounts for maintenance activities under the direct expense method. Under this method, regular aircraft and engine maintenance and repair costs, including the overhaul of aircraft components, for owned and leased flight equipment, are charged to operating expenses as incurred.

l) Lease accounting

SFAS No. 28, "Accounting for Sales with Leaseback", defines a sale-leaseback as a financing transaction in which any income or loss on the sale shall be deferred and amortized by the seller, who becomes the lessee, in proportion to rental payments over the period of time the asset is expected to be used for leases classified as operating leases. We amortize deferred gains on the sale and leaseback of equipment over the lives of these leases. The amortization of these gains is recorded as a reduction to rent expense. Under our operating lease agreements the Company is responsible for all maintenance costs on aircraft and engines, and they must meet specified airframe and engine return conditions upon lease expiration. If these return conditions are not met, the leases require financial compensation to the lessor. The Company accrues ratably, if estimable, the total costs that will be incurred by the Company to return the aircraft to the condition specified in the contract.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

m)Revenue recognition

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

Revenue from cargo shipment is recognized when transportation is provided. Other revenue includes charter services, ticket change fees and other incidental services, and is recognized when the service is performed. The Company’s revenues are net of certain taxes, including state value-added and other state and federal taxes that are collected from customers and transferred to the appropriate government entities. Such taxes in 2007, 2006 and 2005 were R$ 191,164, R$ 149,841 and R$ 108,994, respectively.

n) Mileage program

The acquired company VRG (see Note 4) operates a frequent flyer program, Smiles (“Mileage Program”) that provides travel and other awards to members based on accumulated mileage credits. The obligations assumed under the Mileage Program were valued at the acquisition date at estimated fair value that represents the estimated price the Company would pay to a third party to assume the obligation for miles expected to be redeemed under the Mileage Program. Outstanding miles earned by flying VRG or distributed by its non-airline partners (such as banks, credit card issuers and e-commerce companies) were revalued using a weighted-average per-mile equivalent ticket value, taking into account such factors as differing classes of service and domestic and international ticket itineraries, which can be reflected in awards chosen by Mileage Program members.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

n) Mileage program (Continued)

The sale of passenger tickets by VRG includes air transportation and mileage credits. The VRG’s sales of miles to business partners include marketing and mileage credits. The Company uses the deferred revenue model to account for its obligation for miles to be redeemed based upon VRG’s equivalent ticket value of similar fares. The Company accounts for all miles earned and sold as separate deliverables in a multiple element revenue arrangement as prescribed by FASB Emerging Issues Task Force Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” The Company uses the residual method and defers the portion of the sales proceeds that represents the estimated fair value of the award and recognizes that amount as revenue when the award is provided. The excess of sale proceeds over the fair value of the award is recognized as air transportation revenue or mileage program marketing revenue, as applicable.

For miles that are inactive for a period of 36 consecutive months, it is the Company’s policy to cancel all miles contained in those accounts at the end of the 36 month period of inactivity. The value associated with mileage credits that are estimated to be cancelled based upon inactivity is recognized as passenger revenue in proportion to actual mileage award redemptions over the period in which the expired miles ocurred.

o) Advertising

Advertising costs, which are included in sales and marketing expenses, are expensed as incurred. Advertising expense in 2007, 2006 and 2005 was R$ 66,964, R$ 37,240 and R$ 32,720, respectively.

p) Income Taxes

Deferred income taxes are provided using the liability method and reflect the net tax effects of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. A valuation allowance for net deferred tax assets is provided unless realizability is judged to be more likely than not. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

q) Financial Derivative Instruments

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

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

r) Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Exchange gains and losses are recognized in the statements of income as they occur and are recorded in financial expense.

s) Stock options

The Company accounts for stock-based compensation under the fair value method in accordance with SFAS 123(R), “Share-Based Payment”, which superseded APB Opinion No. 25, “Accounting for Stock Issued to Employees,” after December 2005. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The Company has adopted SFAS 123(R) in the first quarter of 2006 using the modified prospective method, which provides that compensation cost is recognized in the financial statements for new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date is recognized as the requisite service is rendered on or after the required effective date.

The following table illustrates the effect on net income and earnings per common and preferred share as if the fair value method to measure stock-based compensation had been applied as required under the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended for the years of 2005:

2005

Net income, as reported	R$ 513,230
Add: Stock-based employee compensation using intrinsic value	8,126
Deduct: Stock-based employee compensation expense determined under the fair value method	(8,632)

Pro forma net income	R$ 512,724

Earnings per common and preferred shares:

Basic as reported and pro forma	R$ 2.66
Diluted as reported and pro forma	R$ 2.65

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

t) US dollar amounts

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of R$ 1,7713 = US$ 1.00, the official exchange rate issued by the Brazilian Central Bank as of December 31, 2007. This translation should not be construed to imply that the Brazilian reais amounts represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3. Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157. This statement, among other things, defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS 157 intends to eliminate the diversity in practice associated with measuring fair value as caused by the application of existing accounting pronouncements. SFAS 157 emphasizes that fair value is a market-based measurement and thus, should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS has established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (1) observable inputs such as quoted prices in active markets, (2) inputs other than the quoted prices noted above that are observable either directly or indirectly and (3) unobservable inputs in which there is little or no market data and requires the reporting entity to develop its own assumptions. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is currently finalizing the evaluation of the potential impact the adoption of SFAS 157 will have on the consolidated financial position and results of operations. Based on its preliminary analysis management does not expect any significant impact.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. If the fair value option is elected for an instrument, the Statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 159 will have on its results of operations or consolidated financial position.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

3. Recent Accounting Pronouncements (Continued)

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No 141 (revised 2007), “Business Combination”, which replaces FASB Statement No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations, but is broader in scope. It also provides, among other things, new guidance in defining the acquirer in a business combination, determination of the acquisition date, recording a step acquisition, and measurement of value of a non-controlling interest in the acquiree company. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. The Company will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related Statement 141(R). This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact of such new pronouncement in its consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

4. Business Combination

On April 9, 2007, the Company acquired VRG. As of the acquisition date, VRG provided service to 15 destinations (11 in Brazil, and 1 each in Argentina, Colombia, Venezuela and Germany) and operated a fleet of 19 aircraft, comprised of 16 Boeing 737-300 and 3 Boeing 767-300 aircraft.

The total purchase price was R$ 558,744 (US$ 290,076) of which R$ 194,087 (US$100,762) was paid in cash, net of cash acquired, R$ 357,235 (US$ 185,461) was paid in non-voting preferred shares and R$ 7,422 (US$ 3,853) was acquisition cost. The value of Company’s preferred shares issued as consideration to the shareholders of VRG was determined based on the average market price at the date the transaction was agreed to and announced. The purchase contract includes provisions for a post-closing purchase price adjustment based on an audit of specific assets and liabilities. Disputed items involved in the arbitration process pursuant to this contract provision could result in a reduction of the purchase price of up to R$ 153,000. The results of VRG’s operations have been consolidated since April 9, 2007, the acquisition date.

Under the purchase method of accounting, the total purchase price is allocated to the net tangible and intangible assets acquired and liabilities assumed based on their fair values as of the date of acquisition.

The valuation of the assets acquired and liabilities assumed was based on management’s best available estimate of fair value for the assets and liabilities of VRG considering the prevailing market conditions at the date of acquisition. The purchase price allocation remains subject to revision.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

4. Business Combination (Continued)

The following table summarizes the preliminary estimate of the fair value of assets acquired and liabilities assumed:

Assets acquired
Accounts receivable	37,225
Inventories	5,442
Deferred income tax assets	224,155
Fixed assets	11,740
Intangible assets	871,617
Other assets	101,206

Total assets acquired	1,251,385

Liabilities assumed
Accounts payable	(220,862)
Air traffic liability	(38,792)
Deferred revenue	(369,913)
Debentures	(87,876)
Deferred income taxes	(194,894)
Other liabilities	(53,279)

Total liabilities assumed	(965,616)

Net assets acquired	285,769

Purchase price, net of cash acquired	558,744

Goodwill	272,975

Goodwill represents the excess of the purchase price of the acquired business over the fair value of the net assets acquired and is tax-deductible. Intangible assets with indefinite lives consist of the fair value allocated to routes and tradenames, valued at R$ 746,734 and R$ 124,883, respectively.

VRG’s route network in Brazil was determined to have an indefinite useful life due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The VRG tradenames were determined to have indefinite useful lives due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty and the continued use of the VARIG tradenames. In the event the Company determines that the value of goodwill or intangible assets with indefinite lives has become impaired, the Company will recognize a charge for the amount of impairment during the period in which the determination is made.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

4. Business Combination (Continued)

As a result of changes in estimates of the preliminary fair value of miles and preliminary estimate of miles expected to expire unused applied to determine the fair value of the mileage program liability assumed, the initial balance of deferred revenue was reduced by R$ 295,716 against goodwill. This change in estimate resulted in a reduction of revenues of R$ 14,779 for the three-month period ended December 31, 2007. The effect on net income was a reduction of R$ 9,754 (R$ 0.05 per common and preferred share (basic and diluted) for the three months ended December 31, 2007.

5. Short-term Investments

	2006		2007		Translation into thousands of US$ - 2007

Investments
Bank Deposit Certificates – CDB	R$	552,546	R$	150,066	US$	84,721
Public Securities		219,745		111,951		63,202
Fixed Income Securities		653,078		596,421		336,714

	R$	1,425,369	R$	858,438	US$	484,637

The following is a summary of available-for-sale securities:

	December 31, 2007

	Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value (Net Carrying Amount)

Public Securities and Fixed Income Securities	R$	141	R$	(74)	R$	708,372
Bank Deposit Certificates – CDB		3		(309)		150,066

	R$	144	R$	(383)	R$	858,438

	December 31, 2006

	Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value (Net Carrying Amount)

Public Securities and Fixed Income Securities	R$	17	R$	(55)	R$	872,823
Bank Deposit Certificates – CDB		16		(22)		552,546

	R$	33	R$	(77)	R$	1,425,369

The gross realized gains on sales of available-for-sale securities totaled R$ 102,246 and R$ 114,028 (US$ 57,723 and US$ 53,334), in 2007 and 2006, respectively, and there were no losses in those years.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

5. Short-term Investments (Continued)

The net carrying value and estimated fair value of debt and marketable equity securities available for sale at December 31, 2007, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	Estimated Fair Value

Due in one year or less	R$	484,527
Due after one year through three years		341,535
Due after three years		32,376

	R$	858,438

6. Inventories

	2006	2007	Translation into thousands of US$ - 2007

Consumable material	4,701	12,107	6,835
Parts and maintenance material	45,763	103,833	58,619
Advances to suppliers	20,024	44,492	25,118
Parts import assets in progress	-	44,528	25,139
Other	4,677	4,966	2,804

	75,165	209,926	118,515

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

7. Deposits

Deposits with lessors include aircraft and engine maintenance deposits, security deposits for aircraft leasing contracts and other deposits which will be used to compensate the lessors for other lease related costs when due. Following is the composition of the balance:

	2006	2007	Translation into thousands of US$ - 2007

Aircraft and engine maintenance deposits	263,647	322,354	181,987
Security deposits	40,787	117,582	66,382
Other deposits	233,401	149,729	84,531

	537,835	589,665	332,900

Short-term	(232,960)	(192,357)	(108,597)

Long-term	304,875	397,308	224,303

Maintenance deposits made in the 2007 and 2006 were R$ 66,505 and R$ 62,060, respectively. Maintenance deposit reimbursements amounted to R$ 7,801 and R$ 48,665 during 2007 and 2006, respectively.

The Company maintained available facilities for letters of credit pledged for aircraft maintenance guarantees with outstanding balances at December 31, 2007 and 2006 of R$ 205,573 and 151,555, respectively.

8. Short-term Borrowings

At December 31, 2007, the Company had five revolving lines of credit with three financial institutions allowing for combined borrowings up to R$ 577,000. At December 31, 2007 and 2006, there was R$ 496,788 and R$ 128,304 outstanding borrowings under these facilities, respectively.

The weighted average annual interest rate for these Reais-based short-term borrowings at December 31, 2007 and 2006 was 10.8% and 15.5%, respectively.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

9. Debt

At December 31, debt consisted of the following:

	Effective rate	2006	2007	Translation into thousands of US$ - 2007

Local currency:
Secured floating rate BNDES loan	9.15%	64,274	65,775	37,134
Secured floating rate BDMG loan	9.45%	-	14,315	8,082

		64,274	80,090	45,216
Foreign currency:
Secured floating rate Bank loan	4.50%	128,304	106,278	60,000
Secured floating rate IFC loan	7.26%	109,886	91,604	51,714
Unsecured floating rate PDP loan facility	6.73%	-	343,612	193,989
Unsecured fixed rate Senior notes	7.50%	-	398,543	225,000
Unsecured fixed rate Perpetual notes	8.75%	436,902	354,260	200,000

		675,092	1,294,297	730,703

		739,366	1,374,387	775,919

Short-term debt		(12,384)	(308,285)	(174,044)

Long-term debt		726,982	1,066,102	601,875

In April 2006, the Company, through its subsidiary Gol Finance, issued fixed rate perpetual notes guaranteed by the Company and GOL. The notes are denominated in U.S. Dollars, have no fixed final maturity date, are callable at par by the Company after five years from the issuance date, bear interest at 8.75% and are guaranteed by the Company. The Company is using the proceeds to finance the pre-delivery deposits made for the acquisition of aircraft, supplementing its own funds and bank financings guaranteed by assets obtained with the U.S. Exim Bank. At December 31, 2007, the fair value of this borrowing was R$336,658 (US$ 190,063).

In May 2006, GOL closed a secured floating rate loan in the amount of R$ 75.700 with the BNDES (the Brazilian Development Bank). The proceeds financed a major portion of the construction and expansion of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais, Brazil. The borrowing has a term of five years, an interest rate of 2.65% over the long-term borrowing rate –TJLP (6.85% p.a. during the fourth quarter) and is collateralized by accounts receivable in the amount of R$ 17,930. The principal is amortized in monthly payments of R$ 1,192 with a grace period of 12 months.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

9. Debt (Continued)

In June 2006, GOL closed a secured floating rate borrowing agreement in the amount of R$108,000 (US$ 50.000) with the International Finance Corporation (IFC). This financing is being used to acquire spare parts inventories and working capital. The loan has a term of six years with interest of LIBOR plus 1.875% p.a. and is collateralized by spare parts costing the amount of R$ 91,395 (US$ 51,598). The principal is amortized in semi-annually payments of R$ 7,380, with a grace period of 18 months.

In March 2007, the Company, through its subsidiary Gol Finance, issued fixed rate senior notes in the amount of R$ 463,545 (US$ 225,000) guaranteed by the Company and GOL. The notes are senior unsecured debt obligations, denominated in U.S. dollars, which mature in 2017, and bear interest at 7.50% p.a. The Company is using the proceeds to finance the pre-delivery deposits made for the acquisition of aircraft, supplementing its own funds and the bank financings guaranteed by assets obtained with the U.S. Exim Bank. At December 31, 2007, the fair value of this borrowing was R$ 363,421 (US$ 205,172).

In July 2007, GOL closed a secured floating rate loan in the amount of R$ 14,000 (US$7,613) with the Development Bank of Minas Gerais (BDMG). This credit line will be used to finance a portion of the investments and operating expenses of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais. The loan has a term of five years with an annual interest rate of IPCA plus 6%. The principal is amortized in monthly payments of R$ 237 with a grace period of 18 months.

In October 2007, GOL closed a committed aircraft pre-delivery payment (“PDP”) loan facility in the amount of R$ 560,418 (US$ 310,000) for all of its 21 Boeing 737-800 Next Generation aircraft to be delivered in 2008 and 2009. The loan has a term of 1.6 years with interest of LIBOR plus 0.5% p.a. and is guaranteed by the right to take delivery of the 21 aircraft and by GOL.

The following table provides a summary of our principal payments of long-term debt obligations at December 31, excluding the perpetual notes:

(in R$ 000)	2009	2010	2011	2012	Beyond 2012	Total

Long-term debt obligations	206,228	31,790	31,791	25,880	416,153	711,842

9. Debt (Continued)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

Loan agreements with certain financial institutions, representing R$157,379 at December 31, 2007, contain, customary covenants and restrictions, including but not limited to those that require the Company to maintain defined debt liquidity and interest expense coverage ratios. At December 31, 2007 the Company was not in compliance with two of the financial ratios related to two specific loans in the total amount of R$ 124,617 and a waiver has been obtained from its lenders. As of December 31, 2006, the Company was compliant with all restrictive covenants.

10. Leases

The company leases its entire fleet under a combination of operating and capital leases.

At December 31, 2007, the fleet total of GOL was 78 aircraft, of which 63 were operating leases and 15 were capital leases. During 2007, GOL took delivery of 15 new aircraft, of which 5 were under operating leases and 10 were under capital leases. At December 31, 2006, the fleet total was 65 aircraft, of which 60 were operating leases and 5 were capital leases. During 2006, GOL took delivery of 18 new aircraft, of which 15 were under operating leases and 3 were under capital leases.

In connection with the Varig acquisition, the Company acquired 19 aircraft under operating leases. Since the acquisition, VRG took delivery of 14 aircraft, of which 10 were under operating leases and 4 were under capital leases.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

10. Leases (Continued)

a) Capital leases

Future minimum lease payments under capital leases with initial or remaining terms in excess of one year at December 31, 2007 were as follows:

	Thousands of R$	Thousands of US$

2008	135,733	76,629
2009	135,733	76,629
2010	135,733	76,629
2011	135,733	76,629
2012	135,733	76,629
After 2012	615,789	347,648

Total minimum lease payments	1,294,454	730,793
Less: Amount representing interest	424,856	239,855

Present value of net minimum lease payments	869,598	490,938
Less current portion	93,020	52,515

Long-term portion	776,578	438,423

At December 31, 2007, the Company had eighteen aircraft classified as capital leases. The capital lease agreements have terms ranging from six to twelve years. Thirteen of the Company’s aircraft leases, contain bargain purchase options.

The Company extends the maturity of the financing of certain of its leased aircraft to fifteen years through the use of a “Stretched Overall Amortization and Repayment”, or SOAR, structure which provides serial drawdowns calculated to result in a 100% loan accreting to a recourse balloon at the end of the contractual lease term. The scheduled amount of this recourse balloon at the end of the contractual lease term is R$ 115,551 ( US$ 65,235) as of December 31, 2007

The amounts applicable to these aircraft included in property and equipment were:

	2006	2007	Translation into thousands of US$ - 2007

Flight equipment	264,629	1,081,885	610,786
Less accumulated depreciation	(10,401)	(36,791)	(20,771)

	254,228	1,045,094	590,015

10. Leases (Continued)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

b) Operating leases

The Company leases aircraft in operation, airport terminal space, other airport facilities, office space and other equipment. At December 31, 2007, GOL leased 63 aircraft under operating leases (as compared to 60 aircraft at December 31, 2006), with initial lease term expiration dates ranging from 2007 to 2014 and VRG leased 29 aircraft under operating leases, with initial term expiration dates ranging from 2008 to 2019.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at December 31, 2007 were as follows:

	Thousands of R$			Thousands of US$

	Aircraft	Other	Total	Aircraft	Other	Total

2008	451,765	33,277	485,042	255,047	18,787	273,834
2009	411,323	8,148	419,471	232,215	4,600	236,815
2010	336,371	5,689	342,060	189,901	3,212	193,113
2011	316,402	3,159	319,561	178,627	1,783	180,410
2012	250,097	1,559	251,656	141,194	880	142,074
After 2012	322,140	0	322,140	181,866	0	181,866

Total minimum Lease payments	2,088,098	51,832	2,139,930	1,178,850	29,262	1,208,112

11. Transactions with Related Parties

The Company has a bus transportation agreement with related companies Breda Transportes e Serviços S.A. and Expresso União Ltda. During 2007 and 2006, the Company paid R$ 6,470 and R$ 416 (R$ 3,109 and R$ 413) to these companies, respectively.

The Company also has a five-year office space lease agreement with Áurea Administração e Participações S.A. (expiring on March 31, 2008) for the lease of headquarters located at Rua Tamoios, 246 in São Paulo. The lease agreement provides for monthly payments, adjusted by the IGP-M inflation index. During 2007 and 2006, the Company paid R$ 276 and R$ 362 to this company, respectively.

The payments to and from the related parties in the normal course of business were based on prevailing market rates.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

12. Shareholders’ Equity

The following table sets forth the ownership and the percentages of the Company’s voting (common) and non-voting (preferred) shares as at December 31, 2007 and December 31, 2006:

	2007			2006

	Common	Preferred	Total	Common	Preferred	Total

ASAS Investment Fund	100.00%	37.84%	70.90%	100.00%	35.79%	71.00%
Others	-	2.74%	1.28%	-	3.04%	1.37%
Public Market (Free Float)	-	59.42%	27.82%	-	61.17%	27.63%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The Company is a stock corporation (sociedade anônima) incorporated under the laws of Brazil. As of December 31, 2007, the Company had 107,590,792 shares of common stock and 94,709,463 shares of preferred stock authorized, issued and outstanding. According to the Company’s bylaws, the capital can be increased up to R$ 2,000,000 through the issuance of common or preferred shares.

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

On June 14, 2007, the Company increased its capital by 6,082,220 preferred shares, of which 6,049,185, amounting to R$ 367,851, were used to increase capital in the subsidiary GTI S.A., and later transferred to third parties in connection with the acquisition of VRG Linhas Aéreas S.A.

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

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

12. Shareholders’ Equity (Continued)

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

Appropriated retained earnings

Under Brazilian corporation law and according to its bylaws, the Company is required to maintain a “legal reserve” to which it must allocate 5% of its net income, less accumulated losses as determined on the basis of the statutory financial statements for each fiscal year until the amount of the reserve equals 20% of paid-in capital. Accumulated losses, if any, may be charged against the legal reserve. The legal reserve can only be used to increase the capital of the Company. The legal reserve is subject to approval by the shareholders voting at the annual shareholders meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. The shareholders meeting held on April 27, 2007 approved the allocation of R$ 34,224. At December 31, 2007, the allocation of retained earnings to the legal reserve was R$ 13,426.

Unappropriated retained earnings

The unappropriated earnings of R$ 998,936 is maintained to support the ongoing operations of the Company and to fund planned growth and expansion of the business.

Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders, in the aggregate of at least 25% of annual net distributable income determined in accordance with Brazilian corporation law.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

12. Shareholders’ Equity (Continued)

Dividends (Continued)

Brazilian law permits the payment of cash dividends only from unappropriated retained earnings and certain reserves registered in the Company’s statutory accounting records. On December 31, 2007, after considering appropriated retained earnings which can be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company’s shareholders at the annual shareholder’s meeting, amounted to R$ 1,171,258.

Brazilian corporations are allowed to attribute interest on shareholders’ equity. The calculation is based on the shareholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 9.75%, 7.88% and 6.38% for years 2005, 2006 and 2007, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus revenue reserves, determined in each case on the basis of the statutory financial statements. The amount of interest attributed to shareholders is deductible for corporate income tax purposes, and applied towards the mandatory minimum dividend.

During 2007, the Company distributed interim dividends in the total amount of R$ 302,775, of which R$ 144,592 as tax deductible interest on own capital.

For the year ended December 31, 2007, the Company’s statutory consolidated financial statements presented net income of R$ 268,527 (R$ 684,472 in 2006).

13. Stock Option Plans

On December 9, 2004, the Company’s shareholders approved a stock option plan for employees. Under this plan the stock options granted to employees cannot exceed 5% of total outstanding shares. On January 19, 2005, the Company issued stock options to key employees to purchase up to 87,418 of its preferred shares at an exercise price of R$ 33.06 per share. The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each share at the date of the grant was R$ 37.96. In connection with this grant of preferred stock options, the Company recorded deferred stock compensation of R$ 428, representing the difference between the exercise price of the options and the deemed fair value of the preferred stock.

13. Stock Option Plans (Continued)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

On January 2, 2006, the Compensation Committee approved the granting of 99,816 options for the purchase of the Company’s preferred shares at the price of R$ 47.30 per share. The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each share at the date of the grant was R$ 64.70. In connection with this grant of preferred stock options, the Company recorded deferred stock compensation of R$ 1,737, representing the difference between the exercise price of the options and the deemed fair value of the preferred stock.

At its December 31, 2006 meeting, the Board of Directors approved the granting of 113,379 options for the purchase of the Company’s preferred shares at the price of R$ 65.85 per share. The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each share at the date of the grant was R$ 65.72. In connection with this grant of preferred stock options, the Company recorded stock compensation of R$ 657, representing the difference between the exercise price of the options and the deemed fair value of the preferred stock.

At its December 20, 2007 meeting, the Board of Directors approved the granting of 190,296 options for the purchase of the Company’s preferred shares at the price of R$ 45.46 per share.

Transactions are summarized as follows:

	Stock Options	Weighted- Average Exercise Price

Outstanding at December 31, 2004	937,412	3.04
Granted	87,418	33.06
Exercised	(703,579)	3.04

Outstanding at December 31, 2005	321,251	11.21
Granted	99,816	47.30
Exercised	(233,833)	3.04

Outstanding at December 31, 2006	187,234	40.65
Granted	113,379	65.85
Exercised	(11,569)	34.49
Forfeited	(12,135)	50.52

Outstanding at December 31, 2007	276,909	50.78

Aggregate intrinsic value of options outstanding in thousands of R$	1,971	7.12

Options exercisable at December 31, 2005	158,353	6.50
Options exercisable at December 31, 2006	17,484	33.06
Options exercisable at December 31, 2007	91,350	44.92

13. Stock Option Plans (Continued)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

The weighted-average fair values of options outstanding, as of December 31, 2007 and December 31, 2006, were R$ 25.93 and R$ 27.20, respectively, and were estimated using the Black-Scholes option-pricing model assuming an expected dividend yield of 2.60%, expected volatility of approximately 49.88%, weighted average risk-free interest rate of 11.25%, and an expected average life of 3.13 years.

The range of exercise prices and the weighted average remaining contractual life of the options outstanding and the range of exercise prices for the options exercisable at December 31, 2007 are summarized as follows:

Options Outstanding				Options Exercisable

Range of Exercise Prices	Options Outstanding at 12/31/2007	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable at 12/31/2007	Weighted Average Exercise Price

33.06	74,463	2.00	33.06	39,496	33.06
47.30	93,130	3.00	47.30	33,241	47.30
65.85	109,316	4.00	65.85	18,613	65.85

33.06 – 65.85	276,909	3.13	50.78	91,350	44.92

The total intrinsic value of options exercised during 2007, 2006 and 2005 was R$ 71, R$5,018 and R$15,099, respectively. The total fair value of stock options vested during the years ended December 31, 2007, 2006 and 2005 was R$ 2,369, R$ 476 and R$ 3,159, respectively.

As of December 31, 2007, there was R$ 8,331 of total unrecognized compensation cost related to non-vested stock option granted under the Company’s Stock Option Plan that is expected to be recognized over a weighted-average period of 3.29 years.

Cash received from exercise of stock options for the years ended December 31, 2007, 2006 and 2005 was R$ 420, R$ 711 and R$ 2,139, respectively. No tax benefit was realized as a result of stock options exercised in 2007 due to the tax valuation allowance.

14. Commitments

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

The following table provides a summary of our principal payments under aircraft purchase commitments and other obligations at December 31:

(in R$ 000)	2008	2009	2010	2011	2012	Total

Pre-delivery deposits for flight equipment	145,128	161,478	141,191	65,472	1,529	514,798
Aircraft purchase commitments	1,435,924	1,874,464	2,048,875	1,578,907	1,217,067	8,155,237

Total	1,581,052	2,035,942	2,190,066	1,644,379	1,218,596	8,670,035

The Company makes payments for aircraft acquisitions utilizing the proceeds from equity and debt financings, cash flow from operations, short and medium-term credit lines and supplier financing. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation aircraft.

At December 31, 2007, the Company has a purchase contract with Boeing for 102 Boeing 737-800 Next Generation aircraft (76 Boeing 737-800 next generation aircraft in 2006), under which the Company currently has 38 firm orders and 64 purchase options. The firm orders have an approximate value of R$ 8,155,000 (corresponding to US$ 4,604,000) based on the aircraft list price (excluding contractual manufacturer’s discounts), including estimated amounts for contractual price escalations and pre-delivery deposits. Aircraft purchase commitments can be financed with long-term financing guaranteed by the U.S. Exim Bank (for approximately 85% of the total acquisition cost). At December 31, 2007, the Company has exercised the option under this facility for US$ 193,989.

15. Estimated Civil and Labor liabilities

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

16. Financial Instruments and Concentration of Risk

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

At December 31, 2007 and December 31, 2006, the Company’s primary monetary assets were cash equivalents, short-term investments and assets related to aircraft leasing transactions. The Company’s primary monetary liabilities are related to aircraft leasing operations. All monetary assets other than those related to aircraft leasing operations included in the balance sheet are stated at amounts that approximate their fair values.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents, short-term investments and accounts receivable. Credit risk on cash equivalents and short term investments relates to amounts invested with major financial institutions. Credit risk on accounts receivable relates to amounts receivable from the major international credit card companies. These receivables are short-term and the majority of them settle within 30 days.

The Company’s revenue is generated in Brazilian Reais (except for a small portion in Argentine Pesos, Bolivian Bolivianos, Chilean Pesos, Colombian Pesos, Euros, Paraguay Guaranis, Peru Nuevos Soles, Uruguayan Pesos and Venezuelan Bolivares from flights between Brazil, Argentina, Bolivia, Chile, Colombia, Germany, France, Italy, Paraguay, Peru, Uruguay and Venezuela). However, its liabilities, particularly those related to aircraft leasing and acquisition, are US dollar-denominated. The Company’s currency exchange exposure at December 31, 2007 is as set forth below:

	2006	2007	Translation into thousands of US$ 2007

Assets
Cash and cash equivalents	788,136	1,170,526	660,829
Deposits with lessors	273,031	163,973	92,572
Aircraft and engine maintenance deposits	20,223	31,928	18,025
Other	15,405	55,032	31,069

Total assets	1,096,795	1,421,459	802,495
Liabilities
Foreign suppliers	25,249	42,341	23,904
Leases payable	18,270	17,169	9,693
Insurance premium payable	44,897	44,150	24,925

Total liabilities	88,416	103,660	58,522

Exchange exposure	1,008,379	1,317,799	743,973

Off-balance sheet transactions exposure
Operating leases	1,948,607	2,201,973	1,243,140
Aircraft commitments	11,549,004	8,155,237	4,604,097

Total exchange exposure	13,497,611	11,675,009	6,591,409

16. Financial Instruments and Concentration of Risk (Continued)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts.

The Company utilizes derivative financial instruments with first-tier banks for cash management purposes. The Company currently has synthetic fixed income options and swap agreements to obtain the Brazilian overnight deposit rate from fixed-rate or dollar-denominated investments.

a) Fuel

Airline operations are exposed to the effects of changes in the price of aircraft fuel. Aircraft fuel consumed in 2007, 2006 and 2005 represented 38.43%, 39.6% and 39.5% of the Company’s operating expenses, respectively. To manage this risk, the Company periodically enters into crude oil option contracts and swap agreements. Because jet fuel is not traded on an organized futures exchange, liquidity for hedging is limited. However, the Company has found commodities for effective hedging of jet fuel costs. Historically, prices for crude oil are highly correlated to Brazilian jet fuel, making crude oil derivatives effective at offsetting jet fuel prices to provide short-term protection against a sharp increase in average fuel prices.

The following is a summary of the company’s fuel derivative contracts (in thousands, except as otherwise indicated):

	2007	2006

At December 31:
Fair value of derivative instruments at year end	R$ 23,302	R$ (4,573)
Average remaining term (months)	2	3
Hedged volume (barrels)	1,388,000	1,804,000

	2007	2006	2005

Year ended December 31:
Hedge effectiveness gains (losses) recognized in aircraft fuel expense	R$ 33,167	R$ (8,665)	R$ 5,246
Hedge ineffectiveness gains (losses) recognized in other income (expense)	R$ 12,182	R$ (1,125)	R$ 397
Percentage of actual consumption hedged (during year)	56%	77%	55%

16. Financial Instruments and Concentration of Risk (Continued)

The Company utilizes financial derivative instruments as hedges to decrease its exposure to jet fuel price increases for short-term time frames. The Company currently has a combination of purchased call options, collar structures, and fixed price swap agreements in place to hedge approximately 29% and 7% of its jet fuel requirements at average crude equivalent prices of approximately US$ 86.48 and US$ 62.88 per barrel for the first and second quarters of 2008, respectively.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

The Company accounts for its fuel hedge derivative instruments as cash flow hedges under SFAS 133. Under SFAS 133, all derivatives designated as hedges that meet certain requirements are granted special hedge accounting treatment. Generally, utilizing the special hedge accounting, all periodic changes in fair value of the derivatives designated as hedges that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying jet fuel is consumed. When the aircraft fuel is consumed and the related derivative contract settles, any gains or losses previously deferred in other comprehensive income are recognized as aircraft fuel expense. The Company is exposed to the risk that periodic changes will not be effective, as defined, or that the derivatives will no longer qualify for special hedge accounting. Ineffectiveness, as defined, results when the change in the total fair value of the derivative instrument does not equal 80-125% of the change in the value of the aircraft fuel being hedged or the change in value of the Company’s expected future cash outlay to purchase and consume jet fuel. To the extent that the periodic changes in the fair value of the derivatives are not effective, that ineffectiveness is recorded to “Other gains and losses” in the income statement. Likewise, if a hedge ceases to qualify for hedge accounting, those periodic changes in the fair value of derivative instruments are recorded to “Other gains and losses” in the income statement in the period of the change.

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

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

16. Financial Instruments and Concentration of Risk (Continued)

a) Fuel (Continued)

The Company continually looks for better and more accurate methodologies in forecasting and estimating future cash flows relating to its jet fuel hedging program. These estimates are used in the measurement of effectiveness for the Company’s fuel hedges, as required by SFAS 133. During second quarter 2006, the Company revised its method for forecasting future cash flows. Previously, the Company had estimated future cash flows using actual market forward prices of like commodities and adjusting for historical differences from the Company’s actual jet fuel purchase prices. The Company’s new methodology utilizes a statistical-based regression equation with data from market forward prices of like commodities, and will not have a material impact on the financial statements.

During 2007, the Company recognized R$ 12,182 (R$ 1,125 in 2006) of additional net gains in Other expenses, net related to the ineffectiveness of its hedges and the loss of hedge accounting for certain hedges. Of this net total, R$ 16,395 (R$ (42) in 2006) was ineffectiveness gain and mark-to-market gain related to contracts that will be settled in future periods. As of December 31, 2007 there was R$ 5,051 (R$ 3,018 in 2006), net of taxes, on unrealized gains with jet fuel hedges recorded in “comprehensive income”. During the period, all fuel derivative transactions were designated as hedges.

Outstanding financial derivative instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its seven counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold financial derivative instruments for trading purposes.

b) Exchange rates

The Company is exposed to the effects of changes in the US$ exchange rate. Exchange exposure relates to amounts payable arising from US$-denominated and US$-linked expenses and payments. To manage this risk, the Company uses US options and futures contracts.

The following is a summary of our foreign currency derivative contracts (in thousands, except as otherwise indicated):

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

16. Financial Instruments and Concentration of Risk (Continued)

b) Exchange rates (Continued)

	2007	2006

At December 31:
Fair value of derivative instruments at year end	R$ 1,049	R$ (275)
Longest remaining term (months)	3	2
Hedged volume	202,250	180,127

	2007	2006	2005

Year ended December 31:
Hedge effectiveness losses recognized in operating expenses	R$ (14,935)	R$ (2,868)	R$ (24,236)
Hedge ineffectiveness losses recognized in other income (expense)	R$ (12,280)	R$ (1,269)	R$ (10,921)
Percentage of expenses hedged (during year)	47%	51%	60%

The Company utilizes financial derivative instruments as hedges to decrease its exposure to increases in the US$ exchange rate. The Company has utilized derivative financial instruments for short-term time frames. The Company accounts for its foreign currency futures derivative instruments as cash flow hedges under SFAS 133. As of December 31, 2007 the unrealized loss with exchange rates recorded in “comprehensive income” was R$ 872 (R$ 1,275 in 2006), net of taxes.

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

c) Interest rates

The Company’s results are affected by fluctuations in international interest rates due to the impact of such changes on expenses of operating lease agreements. On December 31, 2007, the Company contracted derivatives through swap-lock contracts to protect itself from interest rate oscillations of its aircraft leasing contracts. On December 31, 2007, the Company recognized R$ 2,640 (US$ 1,490) of net losses in financial income. The fair value changes are recognized in the period as financial income (expense). These financial instruments were not considered hedges.

16. Financial Instruments and Concentration of Risk (Continued)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

c) Interest rates (Continued)

The Company’s results are affected by changes in the interest rates prevailing in Brazil, incidents on financial investments, short-term investments, local currency liabilities, and assets and liabilities indexed to US dollars. Such variations affect the market value of prefixed securities denominated in reais and the remuneration of cash and financial investments balance. The Company uses Interbank Deposit futures of the Brazilian Mercantile and Futures Exchange (BM&F) solely to protect itself against domestic interest rate impacts on the prefixed portion of its investments. On December 31, 2007, the nominal value of Interbank Deposit futures contracts with the Brazilian Mercantile and Futures Exchange (BM&F) totaled R$71,400 (R$ 68,500 in 2006) with periods of up to 22 months, with a fair market value of R$ (6) (R$ (24) in 2006), corresponding to the last owed or receivable adjustment, already determined and not yet settled. The total variations in market value, payments and receivables related to the DI futures are recognized as increase or decrease in financial income in the same period they occur.

d) Cash management

The Company utilizes financial derivative instruments for cash management purposes. The Company utilizes synthetic fixed income options and swaps to obtain the Brazilian overnight deposit rate from fixed-rate or dollar-denominated investments. The Company enters into synthetic fixed income option contracts with first-tier banks registered in the Brazilian CETIP clearing house. As of December 31, 2007, the total amount invested in synthetic fixed-income option contracts was R$ 66,845 with average term of 225 days. The Company utilizes swap agreements to change the remuneration of a portion of its short term investments to the Brazilian overnight deposit rate (“CDI”). As of December 31, 2007, the notional amount of fixed-rate swaps to CDI was R$ 61,200 with a fair value of R$ 379, and the notional amount of dollar-denominated swaps to CDI was R$ 132,848 with a fair value of R$ 28,089. The change in fair value of these swaps is recognized in interest income in the period of change.

17. Insurance Coverage

Management holds insurance coverage in amounts that it deems necessary to cover possible accidents, due to the nature of its assets and the risks inherent to its activity, observing the limits established in lease agreements. On December 31, 2007 the insurance coverage, by nature, considering GOL’s and VRG’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

17. Insurance Coverage (Continued)

	Unaudited

Aeronautic Type	R$	US$

Warranty – Hull	6,064,211	3,423,593
Civil Liability per occurrence/aircraft	3,099,775	1,750,000
Warranty – Hull/War	6,064,211	3,423,593
Inventories	380,930	215,056

By means of Law 10,744, as of October 9, 2003, the Brazilian government undertook to supplement any civil liability expenses against third parties caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which GOL may be demanded, for the amounts that exceed the insurance policy limit effective on September 10, 2001, limited to the equivalent in reais to one billion US dollars.

On September 29, 2006, an aircraft performing Gol Airlines Flight 1907 from Manaus enroute to Rio with a stop in Brasilia, was involved in a mid-air collision with a aircraft of ExcelAir. The Gol aircraft, a new Boeing 737-800 Next Generation, went down in the Amazon forest and there were no survivor among the 148 passengers and six crew members. The ExcelAir aircraft, a new Embraer Legacy 135 BJ, performed an emergency landing and all of its seven occupants were unharmed. The Company continues to cooperate fully with all regulatory and investigatory agencies to determine the cause of this accident. The Company maintains insurance for the coverage of these risks and liabilities. The payments for the hull to the lessor were made by the insurance maintained. The Company does not expect any exposure to arise from the accident involving Flight 1907 to have a material adverse effect on the financial position or results of operation of the Company. During the fourth quarter of 2006, we recorded a long term liability with a corresponding long term receivable from our insurance carriers in other noncurrent liabilities and assets, respectively, on our Consolidated Balance Sheet relating to the Flight 1907 accident. These estimates may be revised as additional information becomes available. We carry aviation risk liability insurance and believe this insurance is sufficient to cover any liability likely to arise from this accident.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

18. Income Taxes

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, on January 1, 2007. As a result of implementing Interpretation 48, there have not been any unrecognized benefits and there was no impact on the liability for unrecognized tax benefits or results of operations. Accordingly, as of the date of the adoption of FIN 48 the Company did not have any accrued interest and penalties related to unrecognized tax benefits. Management does not believe there will be any material changes related to unrecognized tax positions over the next 12 months. The Company will recognize penalties and interest accrued on any unrecognized tax benefits as a component of income tax expenses. The Company files its tax returns in Brazil and in foreign jurisdictions as prescribed by the tax laws of the jurisdictions in which it operates.

a) Deferred income taxes

The deferred income taxes are summarized as follows:

	2005	2006	2007	Translation into thousands of US$ 2007

Deferred tax assets
Loss carryforward	R$ 8,762	R$ 7,218	R$ 193,642	109,322
Interest on shareholders’ equity	36,748	-	-	-
Provisions for losses on acquired assets			132,554	74,834
Deferred tax on sale leasebacks	-	19,838	-	-
Deferred tax benefit contributed by shareholders	19,458	13,621	-	-
Estimated civil and labor liabilities	964	9,931	-	-
Allowance for doubtful accounts	1,663	3,524	24,843	14,025
Other	4,059	7,445	35,727	20,170

Total deferred tax assets	71,654	61,577	386,766	218,351
Deferred tax liabilities
Property and equipment	(5,818)	-	-	-
Tax effects of differences in purchase price allocation	-	-	(194,894)	(110,029)
Deposits with lessors	(128,914)	(89,641)	(109,600)	(61,875)
Other	(616)	-	9,370	5,290

Total deferred tax liabilities	(135,348)	(89,641)	(295,124)	(166,614)

Net deferred tax assets (liabilities)	(63,694)	(28,064)	91,642	51,737

Short-term	1,663	3,524	(44,521)	(25,134)
Long-term	(62,031)	(24,540)	47,121	26,603

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

18. Income Taxes (Continued)

a) Deferred income taxes

The following current and deferred income tax amounts were recorded in the statements of income:

Income tax expense (credit)	2005	2006	2007	Translation into thousands of US$ 2007

Current	189,576	257,707	111,128	62,738
Deferred	14,716	(27,882)	(113,930)	(64,320)

Total	204,292	229,825	(2,802)	(1,582)

The tax loss carryforwards are not subject to expiration. However, there is a limitation of 30% of utilization on each year’s taxable profit.

b) Income statement

The reconciliation of the reported income tax and social contribution tax and the amount determined by applying the composite fiscal rate at December 31, 2007, December 31, 2006 and December 31, 2005, is as follows:

	2005	2006	2007	Translation into thousands of US$ 2007

Income before income taxes	R$ 717,522	R$ 798,962	R$ 99,711	US$ 56,293
Nominal composite rate	34%	34%	34%	34%

Income tax by the nominal rate	243,957	271,647	33,901	19,140
Interest on shareholders’ equity	(38,716)	(42,122)	(49,161)	(27,754)
Other permanent differences	(949)	300	12,458	7,032

Income tax expense (benefit)	204,292	229,825	(2,802)	(1,582)

Effective rate	28.5%	28.7%	-	-

The tax years and corresponding tax returns for 2002, 2003, 2004, 2005 and 2006 are subject to examination. The company is currently under audit by Federal authorities for its 2004 tax year.

18. Income Taxes (Continued)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

b) Income statement (Continued)

The Company believes that the tax positions taken are reasonable. However, various taxing authorities may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years as a result of audits by tax authorities. The tax positions involve considerable judgment on the part of management and tax positions are reviewed and adjusted to account for changes in circumstances, such as lapsing of applicable statutes of limitations, conclusions of tax audits, additional exposures based on identification of new issues or court decisions affecting a particular tax issue. Actual results could differ from estimates.

19. Earnings per Share

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

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

19. Earnings per Share (Continued)

	R$			US$

	2005	2006	2007	2007

Numerator
Net income applicable to common
and preferred shareholders for
basic and diluted earnings per
share	513,230	569,137	102,513	57,875

Denominator
Weighted-average shares
outstanding for basic earnings per
share (in thousands)	192,828	196,103	198,609	198,609

Effect of dilutive securities:
Executive stock options (in
thousands)	776	117	48	27

Adjusted weighted-average shares
outstanding and assumed
conversions for diluted earnings
per shares (in thousands)	193,604	196,210	198,657	198,657

Basic earnings (loss) per share	2.66	2.90	0.52	0.29
Diluted earnings (loss) per share	2.65	2.90	0.52	0.29

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2007 and 2006
(In thousands of Brazilian Reais)

20. Revenue Information

The company operates domestic and international flights. Geographic information for net operating revenues by market, presented below, was compiled based on passenger and cargo transportation provided by origin to final destination for GTA and origin to first destination for VRG:

	2005	%	2006	%	2007	%	Translation into thousands of US$ - 2007%

Domestic	2,586,348	96.9	3,684,154	96.9	4,518,573	91.5	2,550,992	91.5
International	82,742	3.1	117,863	3.1	419,758	8.5	236,978	8.5

Total	2,669,090	100.0	3,802,017	100.0	4,938,331	100.0	2,787,970	100.0

21. Quarterly Financial Data (Unaudited)

Quarterly results of operations for the years ended December 31, 2007 and 2006 are summarized below (in thousands, except per share amounts).

2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Net operating revenues	1,041,272	1,046,066	1,303,544	1,441,983
Operating income (loss)	125,060	(93,414)	30,757	(85,376)
Net income (loss)	116,582	(48,454)	45,513	(13,930)
Earnings per share, basic	0.59	(0.25)	0.22	(0.07)
Earnings per share, diluted	0.59	(0.25)	0.22	(0.07)

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Net operating revenues	R$ 863,016	R$ 844,028	R$ 1,082,971	R$ 1,012,002
Operating income	223,835	132,258	233,063	112,301
Net income	179,790	106,685	190,006	92,656
Earnings per share, basic	0.92	0.54	0.97	0.47
Earnings per share, diluted	0.92	0.54	0.97	0.47

The sum of the quarterly earnings per share amounts may not equal the annual amount reported because per share amounts are computed independently for each quarter and for the full year based on respective weighted-average common shares outstanding and other dilutive potential common shares.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of Brazilian Reais)
Condensed Consolidating Balance Sheet as of December 31, 2007

22. Consolidating Condensed Financial Information of Guarantor Subsidiaries

The following condensed consolidating financial information, prepared in accordance with USGAAP, is presented in lieu of providing separate audited financial statements for the guarantor subsidiary Gol Transportes Aereos S.A. (GTA) in connection with its unconditional guarantees, on a joint and several basis, of the obligations to pay principal and interest under the 8.75% perpetual notes issued by company´s wholly owned subsidiary Gol Finance several basis, and of the obligation to pay principal and interest under the 7.50% senior notes issued by company´s wholly owned subsidiary Gol Finance.

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

ASSETS

CURRENT ASSETS
Cash and cash equivalents	181.355	23	176.973	216,012	-	574,363
Short-term investments	86.786	-	276.178	495,474	-	858,438
Receivables, less allowance	-	-	805.984	119,794	(9,645)	916,133
Inventories	-	-	184.573	25,353	-	209,926
Deposits with lessors	142,098	-	50,259	-	-	192,357
Recoverable taxes	36,139	-	22.824	4,080	27,047	90,090
Prepaid expenses	2,323	13,335	106.966	21,132	-	143,756
Dividends receivable	138,049	-	-	-	-	138,049
Other	30	-	42,022	102,431	(138,048)	6,435

Total current assets	586,780	13,358	1,665,779	984,276	(120,646)	3,129,547

PROPERTY AND EQUIPMENT
Pre-delivery deposits	-	-	-	543,906	-	543,906
Flight equipment	-	-	1,498,765	192,138	-	1,690,903
Other	-	-	161,526	18,183	-	179,709

	-	-	1,660,291	754,227	-	2,414,518
Accumulated depreciation	-	-	(266,566)	(3,067)	-	(269,633)

Property and equipment, net	-	-	1,393,725	751,160	-	2,144,885

OTHER ASSETS
Investments	1,747,840	747,766	-	-	(2,495,606)	-
Goodwill	-	-	-	272,975	-	272,975
Brand	-	-	-	124,883	-	124,883
Route	-	-	-	746,734	-	746,734
Deferred taxes	41,984	-	-	96,038	(90,901)	47,121
Deposits with lessors	-	-	260,369	136,939	-	397,308
Due from related parties	90,832	-	105,844	210,752	(407,428)	-
Other	1,015	-	131,052	6,901	-	138,968

Total other assets	1,881,671	747,766	497,265	1,595,222	(2,993,935)	1,727,989

TOTAL ASSETS	2,468,451	761,124	3,556,769	3,330,658	(3,114,581)	7,002,421

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of Brazilian Reais)
Condensed Consolidating Balance Sheet as of December 31, 2007

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term borrowings	-	15,222	396,391	362,600	(277,425)	496,788
Current portion of long-term debt	-	-	30,860	-	277,425	308,285
Current obligations under capital leases	-	-	71,109	21,911	-	93,020
Accounts payable	598	(7)	191,314	134,459	-	326,364
Salaries, wages and benefits	-	-	127,569	35,868	-	163,437
Sales tax and landing fees	1,592	-	108,305	42,435	-	152,332
Air traffic liability	-	-	372,447	100,413	-	472,860
Insurance premium payable	-	-	44,147	3	-	44,150
Dividends payable	75,610	-	138,049	-	(138,049)	75,610
Deferred revenue	-	-	-	90,843	-	90,843
Other	562	940	55,449	391,668	(384,966)	63,653

Total current liabilities	78,362	16,155	1,535,640	1,180, 200	(523,015)	2,287,342

NON-CURRENT LIABILITIES
Long-term debt	-	752,803	138,860	174,439	-	1,066,102
Obligations under capital leases	-	-	609,418	167,160	-	776,578
Deferred income taxes, net	-	-	65,408	-	(65,408)	-
Deferred gains on sale and leaseback transactions	-	-	-	-	-	-
Deferred revenue	-	-	-	287,191	-	287,191
Credit with related parties	-	-	168,394	886,630	(1,055,024)	-
Estimated civil and labor liabilities	-	-	10,478	21,597	-	32,075
Other	14,826	-	129,715	111,315	(77,986)	177,870

SHAREHOLDERS’ EQUITY
Preferred shares, no par value	1,205,801	-	526,489	169,148	(695,637)	1,205,801
Common shares, no par value	41,500	-	-	-	-	41,500
Additional paid-in capital	39,132	-	-	-	-	39,132
Appropriated retained earnings	87,227	-	193,921	470,801	(664,722)	87,227
Unappropriated retained earnings	998,936	(7,834)	175,684	(137,560)	(30,290)	998,936
Accumulated other comprehensive income	2,667	-	2,762	(263)	(2,499)	2,667

Total shareholders’ equity	2,375,263	(7,834)	898,856	502,126	(1,393,148)	2,375,263

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,468,451	761,124	3,556,769	3,330,658	(3,114,581)	7,002,421

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of Brazilian Reais)
Condensed Consolidating Balance Sheet as of December 31, 2006

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

ASSETS

CURRENT ASSETS
Cash and cash equivalents	136,332	282	136,041	8,322	-	280,977
Short-term investments	473,166	-	390,360	561,843	-	1,425,369
Receivables, less allowance	-	-	659,306	-	-	659,306
Inventories	-	-	75,165	-	-	75,165
Deposits with lessors	-	-	232,960	-	-	232,960
Recoverable taxes	13,467	-	46,929	-	-	60,396
Prepaid expenses	-	-	64,496	-	-	64,496
Dividends receivable	173,372	-	-	-	(173,372)	-
Other	86,776	56	39,179	-	(113,357)	12,654

Total current assets	883,113	338	1,644,436	570,165	(286,729)	2,811,323

PROPERTY AND EQUIPMENT
Pre-delivery deposits	-	-	-	436,911	-	436,911
Flight equipment	-	-	660,861	-	-	660,861
Other	-	-	129,260	-	-	129,260

	-	-	790,121	436,911	-	1,227,032
Accumulated depreciation		-	(147,809)	-	-	(147,809)

Property and equipment, net	-	-	642,312	436,911	-	1,079,223

OTHER ASSETS
Investments	1,316,428	-	-	-	(1,316,428)	-
Deposits with lessors	130,068	-	287,592	-	(112,785)	304,875
Due from related parties	-	433,744	-	29,566	(463,310)	-
Other	-	-	75,939	5,175	(18,081)	63,033

Total other assets	1,446,496	433,744	363,531	34,741	(1,910,604)	367,908

TOTAL ASSETS	2,329,609	434,082	2,650,279	1,041,817	(2,197,333)	4,258,454

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of Brazilian Reais)
Condensed Consolidating Balance Sheet as of December 31, 2006

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term borrowings	-	-	128,304	-	-	128,304
Current portion of long-term debt	-	-	41,298	-	-	41,298
Accounts payable	-	-	124,110	-	-	124,110
Salaries, wages and benefits	-	-	87,821	-	-	87,821
Sales tax and landing fees	44,478	-	84,680	10,236	-	139,394
Air traffic liability	-	-	335,268	-	-	335,268
Insurance premium payable	-	-	44,897	-	-	44,897
Dividends payable	42,961	-	173,091	-	(173,091)	42,961
Deferred gains on sale and leaseback transactions	-	-	-	10,128	-	10,128
Other	37,012	6	45,967	-	(36,820)	46,165

Total current liabilities	124,451	6	1,065,436	20,364	(209,911)	1,000,346

NON-CURRENT LIABILITIES
Long-term debt	-	436,902	383,800	128,304	-	949,006
Deferred income taxes, net	-	-	13,666	14,398	-	28,064
Deferred gains on sale and leaseback transactions	-	-	-	48,219	-	48,219
Credit with related parties	-	-	29,566	811,593	(841,159)	-
Other	-	-	29,719	-	(2,058)	27,661

SHAREHOLDERS’ EQUITY
Capital stock	887,625	-	556,367	-	(556,367)	887,625
Additional paid-in capital	35,430	-	3,157	-	(3,157)	35,430
Appropriated retained earnings	39,577	-	359,337	-	(359,337)	39,577
Unappropriated retained earnings	1,246,848	(2,826)	213,553	18,939	(229,666)	1,246,848
Accumulated other comprehensive income	(4,322)	-	(4,322)	-	4,322	(4,322)

Total shareholders’ equity	2,205,158	(2,826)	1,128,092	18,939	(1,144,205)	2,205,158

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,329,609	434,082	2,650,279	1,041,817	(2,197,333)	4,258,454

GOL LINHAS AÉREAS INTELIGENTES S.A.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of Brazilian Reais)
Condensed Consolidating Statement of Income for the year ended December 31, 2007

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

NET OPERATING REVENUES
Passenger	-	-	4,096,117	470,574	-	4,566,691
Cargo and Other	-	-	287,503	84,137	-	371,640

Total net operating revenues	-	-	4,383,620	554,711	-	4,938,331
OPERATING EXPENSES
Salaries, wages and benefits	3,727	-	646,396	148,018	-	798,141
Aircraft fuel	-	-	1,595,346	306,560	(3,066)	1,898,840
Aircraft rent	-	-	392,590	123,307	-	515,897
Sales and marketing	178	-	308,436	59,252	-	367,866
Landing fees	-	-	215,977	57,678	-	273,655
Aircraft and traffic servicing	6,897	305	237,813	103,717	-	348,732
Maintenance materials and repairs	-	-	247,905	71,012	-	318,917
Depreciation	-	-	116,206	5,364	-	121,570
Other	1,336	-	290,734	28,404	(2,788)	317,686

Total operating expenses	12,138	305	4,051,403	903,312	(5,854)	4,961,304

OPERATING INCOME (LOSS)	(12,138)	(305)	332,217	(348,601)	5,854	(22,973)

OTHER INCOME (EXPENSE)
Interest expense	(2)	(59,183)	(52,438)	(30,767)	-	(142,390)
Capitalized interest	-	-	-	38,918	-	38,918
Interest and investment income	(1,045)	(12)	39,869	251,435	-	290,247
Other expenses, net	5,735	54,493	(11,946)	(112,373)	-	(64,091)

Total other income	4,688	(4,702)	(24,515)	147,213	-	122,684

Results of equity interest	63,562	-	-	-	(63,562)	-
INCOME(LOSS) BEFORE INCOME TAXES	56,112	(5,007)	307,701	(201,388)	(57,708)	99,711
Income taxes	46,401	-	(107,430)	63,831	-	2,802

NET INCOME (LOSS)	102,513	(5,007)	200,271	(137,557)	(57,708)	102,513

GOL LINHAS AÉREAS INTELIGENTES S.A.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of Brazilian Reais)
Condensed Consolidating Statement of Income for the year ended December 31, 2006

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

NET OPERATING REVENUES
Passenger	-	-	3,580,919	-	-	3,580,919
Cargo and Other	-	-	221,098	-	-	221,098

Total net operating revenues	-	-	3,802,017	-	-	3,802,017
OPERATING EXPENSES
Salaries, wages and benefits	-	-	413,977	-	-	413,977
Aircraft fuel	-	-	1,227,001	-	-	1,227,001
Aircraft rent	-	-	292,548	-	-	292,548
Sales and marketing	-	-	414,597	-	-	414,597
Landing fees	-	-	157,695	-	-	157,695
Aircraft and traffic servicing	-	-	199,430	-	-	199,430
Maintenance materials and repairs	-	-	146,505	-	-	146,505
Depreciation	-	-	69,313	-	-	69,313
Other	8,664	1,017	161,865	24,556	(16,608)	179,494

Total operating expenses	8,664	1,017	3,082,931	24,556	(16,608)	3,100,560

OPERATING INCOME (LOSS)	(8,664)	(1,017)	719,086	(24,556)	16,608	701,457

OTHER INCOME (EXPENSE)
Interest expense	-	(29,375)	(23,311)	(46,600)	32,908	(66,378)
Capitalized interest	-	-	5,732	11,001	-	16,733
Interest and investment income	57,401	27,566	73,364	34,886	(18,863)	174,354
Other expenses, net	2,109	-	(11,293)	6,449	(24,469)	(27,204)

Total other income	59,510	(1,809)	44,492	5,736	(10,424)	97,505

Results of equity interest	637,095	-	-	-	(637,095)	-
Non-operating results	-	-	-	16,000	(16,000)	-
INCOME(LOSS) BEFORE INCOME TAXES	687,941	(2,826)	763,578	(2,820)	(646,911)	798,962
Income taxes	(118,804)	-	(121,711)	10,690	-	(229,825)

NET INCOME (LOSS)	569,137	(2,826)	641,867	7,870	(646,911)	569,137

GOL LINHAS AÉREAS INTELIGENTES S.A.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of Brazilian Reais)
Condensed Consolidating Statement of Cash Flow for the year ended December 31, 2005

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

GOL LINHAS AÉREAS INTELIGENTES S.A.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of Brazilian Reais)
Condensed Consolidating Statement of Cash Flow for the year ended December 31, 2007

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	102,513	(5,007)	200,272	(137,559)	(57,706)	102,513
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	-	-	116,206	5,364	-	121,570
Deferred income taxes	(46,401)	-	(3,698)	(63,831)	-	(113,930)
Allowance for doubtful accounts receivable	-	-	12,551	380	-	12,931
Amortization of sale-leaseback gains	-	-	-	(23,170)	-	(23,170)
Other, net	3,702	-	-	-	-	3,702
Changes in operating assets and liabilities:						-
Receivables	-	-	(150,537)	(81,996)	-	(232,533)
Inventories	-	-	(109,408)	(19,911)	-	(129,319)
Accounts payable and long-term vendor payable	597	(6)	67,204	(86,403)	-	(18,608)
Deposits with lessors	(12,030)	-	136,767	(56,404)	-	68,333
Air traffic liability	-	-	37,179	61,621	-	98,800
Dividends payable	283,354	-	138,674	-	(441,448)	(19,420)
Deferred revenues	-	-	-	8,121	-	8,121
Other, net	(141,614)	808	403,959	(296,421)	-	(33,268)

Net cash provided by operating activities	190,121	(4,205)	849,169	(690,209)	(499,154)	(154,278)

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits for aircraft leasing contracts	-	-	28,529	(68,604)	-	(40,075)
Acquisition of VRG, net of cash acquired	-	-	-	(201,029)	-	(201,029)
Acquisition of property and equipment	-	-	(442,228)	(11,808)	-	(454,036)
Pre-delivery deposits	-	-	-	(106,995)	-	(106,995)
Investments	(431,412)	-	-	-	431,412	-
Due from related parties	82,906	(327,177)	(140,227)	-	384,498	-
Purchase of available-for-sale securities	(172,032)	-	(273,858)	(412,548)	-	(858,438)
Sale of available-for-sale securities	558,412	-	388,040	478,917	-	1,425,369

Net cash used in investing activities	37,874	(327,177)	(439,744)	(322,067)	815,910	(235,204)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term borrowings	-	15,222	226,789	118,287	-	360,298
Proceeds from issuance of long-term debt	-	315,901	7,943	235,685	-	559,529
Issuance of preferred shares	-	-	-	-	-	-
Paid subscribed capital	60,745	-	(436,592)	257,448	118,831	432
Dividends paid	(250,705)	-	(173,717)	-	173,717	(250,705)
Credit with related parties	-	-	-	602,484	(602,484)	-
Exercise of stock options	420	-	-	-	-	420
Other, net	6,569	-	7,084	6,062	(6,820)	12,894

Net cash provided by (used in) financing activities	(182,971)	331,123	(368,493)	1,219,966	(316,756)	682,868

NET INCREASE IN CASH AND CASH EQUIVALENTS	45,023	(259)	40,932	207,690	-	293,386

Cash and cash equivalents at beginning of the period	136,332	282	136,041	8,322	-	280,977

Cash and cash equivalents at end of the period	181,355	23	176,973	216,012	-	574,363

GOL LINHAS AÉREAS INTELIGENTES S.A.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of Brazilian Reais)
Condensed Consolidating Statement of Cash Flow for the year ended December 31, 2006

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	569,137	(2,826)	641,867	7,870	(646,911)	569,137
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	-	-	69,313	-	-	69,313
Deferred income taxes	(27,882)	-	34,717	14,398	(49,115)	(27,882)
Allowance for doubtful accounts receivable	-	-	5,476	-	-	5,476
Amortization of sale leaseback gains	-	-	-	58,347	-	58,347
Changes in operating assets and liabilities:		-
Receivables	-	-	(100,824)	-	-	(100,824)
Inventories	-	-	(34,482)	-	-	(34,482)
Accounts payable and long-term vendor payable	-	-	50,186	-	-	50,186
Deposits with lessors	(130,068)	-	(54,836)	-	74,046	(110,858)
Air traffic liability	-	-	117,468	-	-	117,468
Dividends payable	(58,521)	-	(176,415)	-	176,415	(58,521)
Other, net	196,092	(433,805)	(166,195)	787,080	(373,363)	9,809

Net cash provided by operating activities	548,758	(436,631)	386,275	867,695	(818,928)	547,169

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	(262,758)	-	161,919	(561,843)	662,682	-
Deposits for aircraft leasing contracts	-	-	-	-	(18,204)	(18,204)
Acquisition of property and equipment	-	-	(489,790)	-	-	(489,790)
Pre-delivery deposits	-	-	-	(436,911)	356,765	(80,146)
Purchase of available-for-sale securities	-	-	-	-	(2,021,593)	(2,021,593)
Sale of available-for-sale securities	-	-	-	-	1,358,912	1,358,912

Net cash used in investing activities	(262,758)	-	(327,871)	(998,754)	338,562	(1,250,821)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term borrowings	-	-	115,586	-	(41,298)	74,288
Proceeds from issuance of long-term debt	-	436,913	383,800	128,304	41,287	990,304
Reinvestment reserve	-	-	(298,953)	11,077	287,876	-
Issuance of preferred shares		-	-	-	-	-
Paid subscribed capital	5,568	-	-	-	(5,568)	-
Dividends paid	(181,135)	-	(181,145)	-	181,135	(181,145)
Exercise of stock options	711	-	-	-	-	711
Other, net	(11,444)	-	(10,033)	-	15,601	(5,876)

Net cash provided by (used in) financing activities	(186,300)	436,913	9,255	139,381	479,033	878,282

NET INCREASE IN CASH AND CASH EQUIVALENTS	99,700	282	67,659	8,322	(1,333)	174,630

Cash and cash equivalents at beginning of the period	36,632	-	68,382	-	1,333	106,347

Cash and cash equivalents at end of the period	136,332	282	136,041	8,322	-	280,977

GOL LINHAS AÉREAS INTELIGENTES S.A.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands of Brazilian Reais)
Condensed Consolidating Statement of Cash Flow for the year ended December 31, 2005

	Parent	Issuer	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Adjustments	Consolidated

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	513,230	(6,054)	445,077	(439,023)	513,230
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	-	-	35,014	505	35,519
Deferred income taxes	(27,882)	-	20,926	27,882	20,926
Allowance for doubtful accounts receivable	-	-	1,343	-	1,343
Changes in operating assets and liabilities:
Receivables	-	-	(178,931)	-	(178,931)
Inventories	-	-	(19,645)	-	(19,645)
Accounts payable and long-term vendor payable	-	-	37,488	-	37,488
Deposits with lessors	-	-	(146,734)	27,073	(119,661)
Air traffic liability	-	-	57,909	-	57,909
Dividends payable	40,806	-	273,267	(273,267)	40,806
Other, net	(465,299)	5,161	(364,126)	806,138	(18,126)

Net cash provided by operating activities	60,855	(893)	161,588	149,308	370,858

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	(210,408)	-	(108,919)	319,327	-
Deposits for aircraft leasing contracts		-	-	301	301
Acquisition of property and equipment	-	-	(168,938)	(505)	(169,443)
Pre-delivery deposits	-	(313,318)	-	(17,113)	(330,431)
Purchase of available-for-sale securities	-	-	-	(456,418)	(456,418)
Sale of available-for-sale securities	-	-	-	137,091	137,091

Net cash used in investing activities	(210,408)	(313,318)	(277,857)	(17,317)	(818,900)

CASH FLOWS FROM FINANCING ACTIVITIES	-
Short-term borrowings, net	-	-	(64,333)	-	(64,333)
Issuance of preferred shares	-	-	-	279,080	279,080
Paid subscribed capital	272,107	288,974	390,789	(951,870)	-
Dividends paid	(96,635)	-	(351,183)	387,142	(60,676)
Reinvestment reserve	-	-	(171,191)	171,191	-
Exercise of stock options	2,139	-	-	-	2,139
Other, net	4,272	-	5,711	(17,534)	(7,551)

Net cash provided by (used in) financing activities	181,883	288,974	(190,207)	(131,991)	148,659

NET INCREASE IN CASH AND CASH EQUIVALENTS	32,330	(25,237)	(306,476)	-	(299,383)

Cash and cash equivalents at beginning of the period	4,302	26,570	374,858	-	405,730

Cash and cash equivalents at end of the period	36,632	1,333	68,382	-	106,347