Form 20-F
period 2008-12-31
Gol Intelligent Airlines Inc.
filed 2009-05-08
CIK 1291733

As filed with the Securities and Exchange Commission on May 7, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-32221

Gol Linhas Aéreas Inteligentes S.A.

(Exact name of Registrant as specified in its charter)

Gol Intelligent Airlines Inc.

(Translation of Registrant’s name into English)

The Federative Republic of Brazil

(Jurisdiction of incorporation or organization)
Praça Comte Linneu Gomes, S/N Portaria 3,
Jd. Aeroporto
04626-020 São Paulo, São Paulo
Federative Republic of Brazil
 (+55 11 2128-4000)
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

___________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Name of each exchange on which registered:
Preferred Shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced	New York Stock Exchange
by American Depositary Receipts), each representing one share of Preferred Stock

* Not for trading purposes, but only in connection with the trading on the New York Stock Exchange of American Depositary Shares representing those preferred shares.

___________________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

___________________________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
7.50% Senior Notes Due 2017

___________________________________________

The number of outstanding shares of each class of stock of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2008:

107,590,792	Shares of Common Stock
94,709,463	Shares of Preferred Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

Large accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐

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

     The consolidated financial statements included in this annual report have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) in reais.

     We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts in respect of the year ended December 31, 2008 was R$2.337 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of December 31, 2008, as reported by the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Exchange Rates” for more detailed information regarding the translation of reais into U.S. dollars.

     In this annual report, we use the terms “the Registrant” to refer to Gol Linhas Aéreas Inteligentes S.A., and “Gol”, “Company”, “we,” “us” and “our” to refer to the Registrant and its consolidated subsidiaries together, except where the context requires otherwise. The term VRG refers to VRG Linhas Aéreas S.A., a wholly owned subsidiary of the Registrant. References to “preferred shares” and “ADSs” refer to non-voting preferred shares of the Registrant and American depositary shares representing those preferred shares, respectively, except where the context requires otherwise.

     The phrase “Brazilian government” refers to the federal government of the Federative Republic of Brazil, and the term “Central Bank” refers to the Banco Central do Brasil, or the Central Bank of Brazil. The term “Brazil” refers to the Federative Republic of Brazil. The terms “U.S. dollar” and “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States. The terms “real” and “reais” and the symbol “R$” refer to the legal currency of Brazil. “IFRS” refers to the international financial reporting standards issued by the International Accounting Standards Board (IASB). “U.S. GAAP” refers to generally accepted accounting principles in the United States, and “Brazilian GAAP” refers to generally accepted accounting principles in Brazil, which are accounting principles derived from Law No. 6,404 of December 15, 1976, as amended and supplemented, or the Brazilian corporation law and the rules of the CVM.

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

  the effects of the global financial markets and economic crisis;

  management’s expectations and estimates concerning our future financial performance and financing plans and programs;

  our level of fixed obligations;

  our capital expenditure plans;

  our ability to obtain financing on acceptable terms;

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

  our ability to successfully implement our strategy;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

      We changed our financial reporting from U.S. GAAP to IFRS, beginning with the financial statements as of and for the year ended December 31, 2008. Therefore, we present in this section the following summary financial data:

  Summary financial and operating data derived from our audited financial statements as of and for the year ended December 31, 2008 and 2007, included herein and prepared in accordance with IFRS; and

  Summary financial data derived from our audited financial statements as of and for the years ended December 31, 2007, 2006, 2005 and 2004, not included herein and prepared in accordance with U.S.GAAP.

     For a reconciliation of profit (loss) and shareholders’ equity of our audited financial statements in U.S. GAAP to our audited financial statements in IFRS at January 1, 2007 and December 31, 2007 and for the year then ended, see note 23 under the caption "Reconciliation between USGAAP and IFRS as of and for the year ended December 31, 2007" to our financial statements included in this annual report. See also Item 5 for information on certain differences between U.S. GAAP and IFRS and related critical accounting policies.

     The summary financial data prepared in accordance with IFRS and U.S. GAAP is not comparable.

     The following tables present summary historical consolidated financial and operating data for us for each of the periods indicated. Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2008 have been translated into U.S. dollars at the commercial market rate in effect as of December 31, 2008 as reported by the Brazilian Central Bank of R$2.337 to US$1.00.

IFRS Summary Financial and Operating Data

		Year Ended December 31,

	2007	2008	2008

		(in thousands)
Income Statement Data:
Net operating revenues:
Passenger	R$4,566,691	R$5,890,104	US$2,520,370
Cargo and other	374,293	516,089	220,834

Total net operating revenues	4,940,984	6,406,193	2,741,204
Operating expenses:
Salaries	(799,344)	(983,783)	(420,960)

Aircraft fuel	(1,898,840)	(2,630,834)	(1,125,731)
Aircraft rent	(525,785)	(645,089)	(276,033)
Sales and marketing	(367,866)	(588,735)	(251,919)
Landing fees	(273,655)	(338,370)	(144,788)
Aircraft and traffic servicing	(348,732)	(422,177)	(180,649)
Maintenance, materials and repairs	(339,281)	(388,030)	(166,038)
Depreciation	(62,548)	(125,127)	(53,542)
Other operating expenses	(315,068)	(372,696)	(159,476)

Total operating expenses	(4,931,119)	(6,494,841)	(2,779,136)

Operating profit (loss)	9,865	(88,648)	(37,932)

Other income (expense):
Interest expense	(182,618)	(269,278)	(115,224)
Financial income (expense), net	373,636	(837,116)	(358,201)

Profit (loss) before income taxes	200,883	(1,195,042)	(511,357)
Income taxes	(33,595)	(44,305)	(18,958)

Profit (loss) for the year	167,288	(1,239,347)	(530,315)

Earnings (loss) per share, basic (1):	0.84	(6.16)	(2.64)
Earnings (loss) per share, diluted (1):	0.84	(6.16)	(2.64)
Weighted average shares used in
computing earnings per share basic
(in thousands)(1)	198,609	201,193	201,193
Weighted average shares used in
computing earnings per share, diluted
(in thousands)(1)	198,657	201,193	201,193
Earnings per ADS, basic (1)	0.84	(6.16)	(2.64)
Earnings per ADS, diluted (1)	0.84	(6.16)	(2.64)
Dividends paid per share (net of withheld income tax) (1)	1.25	0.18	0.08
Dividends paid per ADS (net of withheld income tax) (1)	1.25	0.18	0.08

	As of December 31,

	2007	2008	2008

		(in thousands)
Balance Sheet Data:
Cash and cash equivalents	R$573,121	R$169,330	US$72,456
Financial assets	820,343	245,585	105,086
Accounts receivable(2)	903,061	344,927	147,594
Deposits with lessors	641,164	745,342	318,931
Total assets	7,486,412	7,258,578	3,105,938
Short-term borrowings	891,543	967,452	381,490
Shareholders’ equity	2,392,448	1,071,608	458,540

	Year Ended December 31,

	2007	2008	2008

	(in thousands of reais, except percentages)		(in thousands of
			U.S. dollars,
			except
			percentages)
Other Financial Data:
Operating margin(3)	0.02%	(1.4)%	(1.4)%
Net cash provided by (used in) operating activities	R$(141,488)	R$166,860	US$71,399
Net cash used in investing activities	(190,339)	40,650	17,394
Net cash provided by (used in) financing activities	617,484	(611,301)	(261,575)

	Year Ended December 31,

	2007	2008

Operating Data (unaudited):
Revenue passengers (in thousands)	23,689	25,664
Revenue passenger kilometers (in millions)	22,670	25,308
Available seat kilometers (in millions)	34,349	41,107
Load-factor	66.0%	61.6%
Break-even load-factor	65.9%	62.5%
Aircraft utilization (block hours per day)	13.8	12.1
Average fare	198	262

Yield per passenger kilometer (cents)	20.1	23.3
Passenger revenue per available seat kilometer (cents)	13.3	14.3
Operating revenue per available seat kilometer (cents)	14.4	15.6
Operating expense per available seat kilometer (cents)	14.4	15.8
Operating expense less fuel expense per available seat kilometer (cents)	8.9	9.4
Departures	237,287	268,540
Departures per day	650	736
Destinations served	66	59
Average stage length (kilometers)	960	933
Average number of operating aircraft during period	88.6	106.4
Full-time equivalent employees at period end	15,722	15,911
Fuel liters consumed (in thousands)	1,177,300	1,364,719
Percentage of sales through website during period	80%	79%
Percentage of sales through website and call center during period	90%	86%
__________________
(1)	Our preferred shares are not entitled to any fixed dividend preferences, but are instead entitled to receive dividends per share in the same amount of dividends per share paid to holders of our common shares. Consequently, our earnings (loss) per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year.

(2)	Trade and other receivables related to receivables from credit card administrators, travel agencies, installment sales from the Voe Facil program, cargo agencies and others. These receivables are stated at cost less allowances for doubtful receivables, which approximates their fair value given their short term nature.

(3)	Operating margin represents operating income divided by net operating revenues.

U.S. GAAP Summary Financial Data

		Year Ended December 31,

	2004	2005	2006	2007(3)

		(in thousands)
Income Statement Data:

Net operating revenues:
Passenger	R$1,875,475	R$2,539,016	R$3,580,919	R$4,566,691
Cargo and other	85,411	130,074	221,098	371,640

Total net operating revenues	1,960,886	2,669,090	3,802,017	4,938,331
Operating expenses:
Salaries, wages and benefits	183,037	260,183	413,977	798,141
Aircraft fuel	459,192	808,268	1,227,001	1,898,840
Aircraft rent	195,504	240,876	292,548	515,897
Sales and marketing	261,756	335,722	414,597	367,866
Landing fees	57,393	92,404	157,695	273,655
Aircraft and traffic servicing	74,825	91,599	199,430	348,732
Maintenance, materials and repairs	51,796	55,373	146,505	318,917
Depreciation	21,242	35,014	69,313	121,570
Other operating expenses	79,840	128,300	179,494	317,686
Total operating expenses	1,384,585	2,047,739	3,100,560	4,961,304
Operating income (loss)	576,301	621,351	701,457	(22,973)
Other income (expense):
Interest expense	(13,445)	(19,383)	(66,378)	(142,390)
Financial income (expense), net	24,424	115,554	163,883	265,074

Income (expense) benefits before
income taxes	587,280	717,522	798,962	99,711
Income taxes	(202,570)	(204,292)	(229,825)	2,802

Net income	R$384,710	R$513,230	R$569,137	R$102,513

Earnings per share, basic(1)	R$2.14	R$2.66	R$2.90	R$0.52
Earnings per share, diluted(1)	R$2.13	R$2.65	R$2.90	R$0.52
Weighted average shares used in
computing earnings per share, basic
(in thousands)(1)	179,731	192,828	196,103	198,609
Weighted average shares used in
computing earnings per share, diluted
(in thousands)(1)	180,557	193,604	196,210	198,657
Earnings per ADS, basic(1)	R$2.14	R$2.66	R$2.90	R$0.52
Earnings per ADS, diluted(1)	R$2.13	R$2.65	R$2.90	R$0.52
Dividends paid per share	R$0.32	R$0.60	R$0.92	R$1.40
Dividends paid per ADS(1)	R$0.32	R$0.60	R$0.92	R$1.40

		As of December 31,

	2004	2005	2006	2007

		(in thousands)
Balance Sheet Data:
Cash and cash equivalents	R$405,730	R$106,347	R$280,977	R$574,363
Short-term investments	443,361	762,688	1,425,369	858,438
Accounts receivable(2)	386,370	563,958	659,306	916,133
Deposits with lessors	289,416	408,776	537,835	589,665
Total assets	1,734,284	2,555,843	4,258,454	7,002,421
Short-term borrowings	118,349	54,016	128,304	496,788
Long-term debt	—	—	949,006	1,066,102
Shareholders’ equity	1,148,453	1,822,331	2,205,158	2,375,263
_________________
(1)
Our preferred shares are not entitled to any fixed dividend preferences, but are instead entitled to receive dividends per share in the same amount of dividends per share paid to holders of our common shares. Consequently, our earnings (loss) per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year.

(2)
Trade and other receivables related to receivables from credit card administrators, travel agencies, installment sales from the Voe Facil program, cargo agencies and others. These receivables are stated at cost less allowances for doubtful receivables, which approximates their fair value given their short term nature

(3)	Includes the results of VRG since April 9, 2007.

Exchange Rates

     The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures. The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching an exchange rate of R$3.53 per US$1.00 at the end of 2002. Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macro-economic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per US$1.00 in August 2008. In the context of the crisis in the global financial markets since mid-2008, the real depreciated 31.9% against the U.S. dollar over the year 2008, reaching R$2.34 per US$1.00 on December 31, 2008. On April 30, 2009, the exchange rate was R$2.18 per US$1.00. The Central Bank has intervened occasionally to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially.

     The following tables present the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

		Average for
	Period-End	Period (1)	Low	High

	(reais per U.S. dollar)
Year
2004	2.654	2.926	2.654	3.205
2005	2.341	2.435	2.163	2.762
2006	2.138	2.177	2.059	2.371
2007	1.771	1.948	1.733	2.156
2008	2.337	1.836	1.559	2.500
2009 (through April 30)	2.178	2.285	2.169	2.289

		Average for
	Month-End	Month(2)	Low	High

	(reais per U.S. dollar)
Month
September 2008	1.914	1.800	1.645	1.956
October 2008	2.115	2.157	1.921	2.392
November 2008	2.333	2.273	2.121	2.428
December 2008	2.337	2.266	2.337	2.500
January 2009	2.316	2.394	2.189	2.380
February 2009	2.378	2.307	2.245	2.392
March 2009	2.315	2.314	2.422	2.237
April 2009	2.178	2.205	2.169	2.289
_____________
Source: Central Bank
Notes:—
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

  tax policies;

  exchange rates and exchange controls and restrictions on remittances abroad, such as those that were briefly imposed in 1989 and early 1990; and

  other political, social and economic developments in or affecting Brazil.

     Exchange rate instability may adversely affect our financial condition and results of operations and the market price of the ADSs and our preferred shares.

     The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching an exchange rate of R$3.53 per US$1.00 at the end of 2002. Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macro-economic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per US$1.00 in August 2008. In the context of the crisis in the global financial markets since mid-2008, the real depreciated 31.9% against the U.S. dollar over the year 2008 and reached R$2.337 per US$1.00 at year end 2008. On April 30, 2009, the exchange rate was R$2.18 per US$1.00.

     Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm our financial condition and results of operations, may curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar can also, as in the context of the current economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole. On the other hand, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange current accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

     Substantially all of our passenger revenue and cargo revenue and temporary investments are denominated in reais, and a significant part of our operating expenses, such as fuel, aircraft and engine maintenance services, aircraft rent payments and aircraft insurance, are denominated in, or linked to, U.S. dollars. We maintain U.S. dollar-denominated deposits and maintenance reserve deposits under the terms of some of our aircraft operating leases. For the year ended December 31, 2008, 57% of our operating expenses were either denominated in or linked to the U.S. dollar. In addition, the purchase price of the 94 Boeing 737 Next Generation aircraft for which we had placed firm purchase orders as of December 31, 2008 and the 36 Boeing 737 Next Generation aircraft for which we currently have purchase options are denominated in U.S. dollars. At the end of 2008, 96.1% of our indebtedness was denominated in U.S. dollars. While in the past we have generally adjusted our fares in response to, and to alleviate the effect of, depreciation of the real and increases in the price of jet fuel (which is priced in U.S. dollars) and have entered into hedging arrangements to protect us against the effects of such developments, there can be no assurance we will be able to continue to do so. To the extent we are unable to adjust our fares or effectively hedge against any such developments, this may lead to a decrease in our profit margins or to operating losses caused by increases in U.S. dollar-denominated costs, increases in interest expense or exchange losses on unhedged fixed obligations and indebtedness denominated in foreign currency. We had total U.S. dollar-denominated future operating lease payment obligations of US$4,675.4 million and R$3,396.3 million other U.S. dollar-denominated indebtedness at December 31, 2008. We may incur substantial additional amounts of U.S. dollar-denominated operating lease or financial obligations and U.S. dollar-denominated indebtedness and be subject to fuel cost increases linked to the U.S. dollar. At December 31, 2008, we had a short-term hedging program in place to cover part of our U.S. dollar-denominated operating lease obligations, our U.S. dollar-linked jet fuel expenses and our interest rate exposure.

     Depreciation of the real also reduces the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our preferred shares and, as a result, the ADSs.

     Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm our business.

     Brazil has in the past experienced extremely high rates of inflation and has therefore followed monetary policies that have resulted in one of the highest real interest rates in the world. Between 2004 and 2008, the base interest rate (“SELIC”) in Brazil varied between 19.25% p.a. and 11.25% p.a. Inflation and the Brazilian government’s measures to fight it, principally through the Central Bank, have had and may have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit. Conversely, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our business. In addition, we may not be able to adjust the fares we charge our customers to offset the effects of inflation on our cost structure.

     Developments and the perception of risk in other countries, including the United States and emerging market countries, may adversely affect the market price of Brazilian securities, including the ADSs and our preferred shares.

     The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, the European Union and emerging market countries. Although economic conditions in those countries may differ significantly from economic conditions in Brazil, investor’s reactions to developments in other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in the United States, the European Union or emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of the ADSs or our preferred shares, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

     The global financial crisis has had significant consequences, including in Brazil, such as stock and credit market volatility, unavailability of credit, higher interest rates, a general economic slowdown, volatile exchange rates and inflationary pressure, among others, which may, directly or indirectly, adversely affect us and the market price of Brazilian securities, including the ADSs and our preferred shares.

Risks Relating to Us and the Brazilian Airline Industry

     Changes to the Brazilian civil aviation regulatory framework may adversely affect our business and results of operations.

     Brazilian aviation supervisory authorities monitor and influence the developments in Brazil’s airline market. For example, the predecessor of the National Civil Aviation Agency (Agência Nacional de Aviação Civil or “ANAC”), the DAC (Departamento de Aviação Civíl), had addressed overcapacity by establishing stricter criteria that must be met before new routes or additional flight frequencies were awarded. Conversely, the ANAC has more recently pursued policies to loosen the market structures and increase competition. The policies of the ANAC and other aviation supervisory authorities may negatively affect our operations. For example, in 2008, ANAC enacted a regulation providing that the minimal ground time for aircraft between landing and take-off must be 40 minutes at the International Airport of São Paulo in Guarulhos, the international airport of Rio de Janeiro Galeão and at the Brasília airports, and 30 minutes at all other Brazilian airports. This regulation negatively affected our ability to increase aircraft utilization by minimizing turnaround times between flights.

     Several legislative initiatives have been taken by the National Congress, including the preparation of a draft bill of law that would replace the current Brazilian Aeronautical Code (Código Brasileiro de Aeronáutica). In general, this draft bill deals with matters related to civil aviation, including airport concessions, consumer protection, increased foreign shareholder participation in airlines, limitation of airlines’ civil liability, compulsory insurance and fines. This draft bill is still under discussion in the House of Representatives and, if approved, must be submitted to the Federal Senate, for new approval, before being sent to the government for presidential approval. If the Brazilian civil aviation framework changes in the future, or ANAC implements increased restrictions, our growth plans and our business and results of operations could be adversely affected.

     The airline industry is particularly sensitive to changes in economic conditions and continued negative economic conditions would likely continue to negatively impact our results of operations and our ability to obtain financing on acceptable terms.

     Our operations and the airline industry in general are particularly sensitive to changes in economic conditions. Unfavorable general economic conditions, such as higher unemployment rates, a constrained credit market and increased business operating costs, can reduce spending for both leisure and business travel. Unfavorable economic conditions can also impact our ability to raise fares to counteract increased fuel, labor, and other costs. An increasingly unfavorable economic environment would likely negatively impact our results of operations. We continue to be cautious of current domestic economic conditions.

     Factors such as continued unfavorable economic conditions, a significant decline in demand for air travel, or continued instability of the credit and capital markets could result in pressure on our borrowing costs, operating results and financial condition and would affect our growth and investment plans. These factors could also negatively impact our ability to obtain financing on acceptable terms and our liquidity generally.

     Technical and operational problems in the Brazilian civil aviation infrastructure, including air traffic control systems, airspace and airport infrastructure may have a material adverse effect on our business, our results of operations and our strategy.

     We are dependent on improvements in the coordination and development of Brazilian airspace control and airport infrastructure, which, mainly due to the large growth in civil aviation in Brazil in recent years, require substantial improvements and government investments. If the measures taken and investments made by the Brazilian government and regulatory authorities do not prove sufficient or effective, air traffic control, airspace management and sector coordination-related difficulties might reoccur or worsen, which might have a material adverse effect on our business, our results of operations and our strategy.

     We operate in a highly competitive industry.

     We face intense competition on domestic routes in Brazil from existing scheduled airlines and charter airlines and new entrants in our market. In addition to competition among scheduled airline companies and charter operators, the Brazilian airline industry faces competition from ground transportation alternatives, such as interstate buses. We may also face competition from international airlines as they introduce and expand flights between Brazil and other South American destinations.

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

     A failure to successfully implement our strategy would harm the market value of the ADSs and our preferred shares.

     Our strategy involves capitalizing on our strong market position in Brazil and Latina America, with the highest number of routes at the most important airports in Brazil, our consolidated flight network and our Smiles mileage program, to increase our penetration of all traveler segments.

     Slots at Congonhas Airport in São Paulo, the most important airport for our operations, are fully utilized. The Santos-Dumont airport in Rio de Janeiro, a highly utilized airport with half-hourly shuttle flights between São Paulo and Rio de Janeiro, has certain slot restrictions. Several other Brazilian airports, for example the Brasília International Airport and São Paulo International Airport in Guarulhos, have limited the number of slots per day due to infrastructural limitations at these airports. Any condition that would prevent or delay our access to airports or routes that are vital to our strategy, or our inability to maintain our existing slots, and obtain additional slots, at the Santos-Dumont and Congonhas airports, could materially adversely affect our operations. In addition, we cannot assure that any investments will be made by the Brazilian government in the Brazilian aviation infrastructure to permit a capacity increase at busy airports and consequently additional concessions for new slots to airlines.

     We may be subject to increased litigation risks related to the operations of Varig S.A.

     Even though the Brazilian bankruptcy laws protect us from any risks related to the legal succession of Varig S.A., the company from which, in the context of its bankruptcy proceeding, we bought certain assets for the creation of VRG, we cannot foresee the number and amount of contingencies relating to lawsuits making claims related to that succession. After our acquisition of VRG, we experienced a significant increase in legal proceedings, especially proceedings related to labor claims of Varig S.A. We cannot foresee the outcome of these proceedings and the amounts of any additional probable disbursements, which may adversely affect our consolidated operating margins and results of operations.

     We have significant recurring aircraft lease costs, and we will incur significantly more fixed costs that could hinder our ability to meet our strategic goals.

     We have significant costs, relating primarily to operating leases for our aircraft and engines, of which leases for 115 aircraft have floating-rate rent payments based on LIBOR or U.S. interest rates. As of December 31, 2008, we had commitments of R$15.8 billion to purchase 94 additional Boeing 737-800 Next Generation aircraft, based on aircraft list prices, although the actual price payable by us for the aircraft will be lower due to supplier discounts. As of December 31, 2008, we had R$2,024.4 million in long-term indebtedness, excluding our perpetual bonds in the amount of R$414.4 million. We expect that we will incur additional fixed obligations and debt as we take delivery of the new aircraft and other equipment to implement our strategy.

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

     We currently finance our aircraft principally through operating leases. As a result of our firm purchase orders to purchase 94 Boeing 737-800 Next Generation aircraft as of December 31, 2008, we expect to own a larger portion of our fleet as well as continue to lease aircraft through principally long-term operating leases. The firm purchase orders represent a significant financial commitment for us. We have in recent years financed and intend to continue financing our new Boeing 737-800 NG aircraft with a commitment we received from the U.S. Export-Import Bank providing guarantees covering 85% of the aggregate purchase price for the firm purchase order aircraft. While we expect that the guaranty from the U.S. Export-Import Bank will help us in obtaining low-cost financing for the purchase of the firm purchase order aircraft, we may be required to use our own cash resources for the remaining 15% of the aggregate purchase price for the firm purchase order aircraft. As of December 31, 2008, we had R$591.6 million of cash, cash equivalents, short-term investments in overnight deposits and deposit certificates of highly-rated Brazilian banks and marketable securities, mainly highly-rated Brazilian government bonds, including R$176.7 million in restricted cash. If the value or liquidity of these investments were to decrease, or we do not have sufficient cash resources, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would have an adverse impact on the execution of our strategy and business and could have an adverse impact on our results of operations.

     Substantial fluctuations in fuel costs or the unavailability of sufficient quantities of fuel would harm our business.

     Fuel costs, which at times in 2007 and 2008 were at historically high levels, constitute a significant portion of our total operating expenses, accounting for 40.5% of our operating expenses for the year ended December 31, 2008. Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. In 2008, WTI prices peaked at US$145.3 per barrel in March 2008, but decreased to US$44.6 per barrel at the end of 2008. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. In the event of an international or local fuel supply shortage, our fuel prices may increase. Although we enter into hedging arrangements to reduce our exposure to fuel price fluctuations and have historically passed on the majority of fuel price increases by adjusting our fare structure, the price and future availability of fuel cannot be predicted with any degree of certainty. Our hedging activities or the extent of our ability to adjust our fares may not be sufficient to protect us from fuel price increases.

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

     One of the key elements of our current business strategy is to save costs by operating a standardized aircraft fleet. After extensive research and analysis, we chose the Boeing 737-700/800 Next Generation aircraft and CFM 56-7B engines from CFM International. We expect to continue to rely on Boeing and CFM International into the foreseeable future. If either Boeing or CFM International were unable to perform their contractual obligations, we would have to find another supplier for a similar type of aircraft or engines.

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

     Our business would also be significantly harmed if a design defect or mechanical problem with the Boeing 737-700/800 Next Generation aircraft or the CFM engines used on our aircraft were discovered, causing our aircraft to be grounded while any such defect or problem is being corrected, assuming it could be corrected at all. The use of our aircraft could be suspended or restricted by the ANAC in the event of any actual or perceived mechanical, design or other problems while the ANAC conducts an investigation. Our business would also be significantly harmed if the public avoids flying on our aircraft due to an adverse perception of the Boeing 737-700/800 Next Generation aircraft or the CFM engines because of safety concerns or other problems, whether real or perceived, or in the event of an accident involving Boeing 737-700/800 Next Generation aircraft or the CFM engines.

     We may be unable to maintain our company culture as our business grows.

     We believe that our growth potential and the maintenance of our results-oriented corporate culture are directly linked to our capacity to attract and maintain the best professionals available in the Brazilian airline industry. We are dedicated to providing professional, high-quality service in a positive work environment and finding innovative ways to improve our business. We place great emphasis on the selection and training of enthusiastic employees with potential to add value to our business and who we believe fit in with and contribute to our company culture. As we grow domestically and internationally, we may be unable to identify, hire or retain enough people who meet these criteria, or we may have trouble maintaining this company culture as we become larger. Our company culture is crucial to our business plan, and failure to maintain that culture could adversely affect our business and results of operations.

     The loss of our senior management and key employees could disrupt our business.

     Our business depends significantly upon the efforts of our chief executive officer, who has played an important role in shaping our company culture. If the services of our chief executive officer or a number of our key executives become unavailable to us, we may have difficulty finding suitable replacements, which could harm our business and results of operations.

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

     One of the key elements of our business strategy is to maintain a high daily aircraft utilization rate. High daily aircraft utilization allows us to generate more revenue from our aircraft and dilute our fixed costs, and is achieved in part by operating with quick turnaround times at airports so we can fly more hours on average in a day. Our rate of aircraft utilization could be adversely affected by a number of different factors that are beyond our control, including, among others, air traffic and airport congestion, adverse weather conditions and delays by third-party service providers relating to matters such as fueling and ground handling. In 2008, our aircraft utilization was negatively affected due to a new regulation effective as of March, 2008 that increased turnaround times of our aircraft, and our parallel operation of two airlines until our corporate restructuring in September 2008.

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

     Accidents or incidents involving our aircraft could involve significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent loss from service. We are required by ANAC and lessors of our aircraft under our operating lease agreements to carry liability insurance. Although we believe we currently maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate and we may be forced to bear substantial losses in the event of an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident involving our aircraft, even if fully insured, or an accident or incident involving Boeing 737 Next Generation aircraft or the aircraft of any other Brazilian airline could cause negative public perceptions about us or the Brazilian air transport system as less safe or reliable than other airlines, which would harm our business and results of operations.

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

     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented 52.4% of the aggregate market capitalization of the BM&F BOVESPA S.A. Bolsa de Valores, Mercadorias & Futuros (“BOVESPA”) as of December 31, 2008. The top ten stocks in terms of trading volume accounted for 46.1%, 41.5% and 53.2% of all shares traded on the BOVESPA in 2006, 2007 and 2008, respectively.

     Holders of the ADSs and our preferred shares may not receive any dividends.

     According to our by-laws, we must generally pay our shareholders at least 25% of our annual net income as dividends, as determined and adjusted under Brazilian corporate law. This adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under the Brazilian corporation law and may not be available to be paid as dividends. We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition.

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

     We may not be able to offer our preferred shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any future issuance of our preferred shares unless a registration statement under the Securities Act is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist, The Bank of New York Mellon, as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

     The Registrant was formed on March 12, 2004 as a sociedade por ações, a stock corporation duly incorporated under the laws of Brazil with unlimited duration. The Registrant’s material assets consist of the shares of VRG, three offshore finance subsidiaries, cash and cash equivalents and short-term investments. The Registrant owns all of VRG’s shares, except for shares held by members of VRG’s boards of directors for eligibility purposes. Our principal executive offices are located at Praça Comte Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, CEP: 04626-020, São Paulo, SP, Brazil, and our general telephone number is +55 11 2128-4000. The telephone number of our investor relations department is +55 11 2128-4700. Our website address is www.voegol.com.br. Investor information can be found on our website www.voegol.com.br/ir. Information contained on our website is not incorporated by reference in, and shall not be considered a part of, this annual report.

Capital Expenditures

     For a description of our capital expenditures, see below “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B. Business Overview

     We are one of the largest low-cost low fare airlines in the world in terms of passengers transported in 2008, and the only low-fare low-cost airline providing frequent service on routes connecting all of Brazil’s major cities and to major cities in South America. With our young and standardized operating fleet of 106 Boeing 737 aircraft, we serve the largest number of destinations in the Brazilian air passenger transportation market.

      Since the beginning of our operations in 2001, our affordable, reliable and simple service and our focus on markets that were either underserved or did not have a lower-fare alternative has led to a strong awareness of our brand and a rapid increase in our market share. We were the first company to successfully introduce low cost carrier industry practices and technologies in Latin America. We have a diversified revenue base, with customers ranging from business passengers to leisure passengers traveling to destinations throughout Brazil and to our South American destinations. Our strategy is to increase the size of the market by attracting new passengers through our consolidated flight network, a modern aircraft fleet, targeted marketing and our loyalty program (Smiles, the largest loyalty program in South America with more than six million members), a variety of attractive ancillary businesses such as our air cargo services (Gollog), and through a variety of payment mechanisms (including Voe Fácil) designed to make the purchase of our tickets easier for customers in lower income classes. Passenger transportation revenues represented 91.9% and ancillary revenues represented 8.1% of our consolidated revenues in 2008.

     As of the end of 2008, we offered over 736 daily flights to 59 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela. We strategically focus on the Brazilian and South American markets, and will continue to carefully evaluate opportunities to continue the growth of our business through increasing the frequency of flights to our existing high-demand markets and adding new routes in these markets, all of which can be reached with our Boeing 737 Next Generation aircraft.

     In April 2007, we acquired VRG in order to improve over the long term our position within the highly competitive Brazilian and Latin American passenger transportation industry. VRG is a company formed from assets of the former Varig group, which sought bankruptcy protection in June 2005. Varig’s route and airport operating rights permitted us to expand our activities in Brazil and South America and increased our slots at the Congonhas airport in São Paulo, the most important airport for our operations, from 138 slots in 2006 to 232 slots at the end of 2008. The acquisition was approved by the ANAC in April 2007 and by the Brazilian antitrust authority CADE in June 2008. In the second half of 2008, we completed a corporate restructuring that resulted in the merger of our former operating subsidiary Gol Transportes Aéreos S.A. (GTA) into VRG and allowed the integration of our Smiles loyalty program into our consolidated flight network. The corporate restructuring became effective on September 30, 2008 and has since then simplified and improved our operational structure, enabling us to explore synergies and to provide more efficient air transportation service through an integrated network for Brazilian and South American destinations.

     Our net passenger revenues in 2008 reached R$5.9 billion, an increase of 29.0% when compared to net passenger revenues in 2007. Due to increased costs related to the integration and consolidation of our business after the VRG acquisition, high fuel prices in the first half of 2008 (which reached an all time high of US$145.3 per barrel in March 2008), and a strong devaluation of the real against the U.S. dollar in the second half of 2008 (the real depreciated from an all time high of R$1.56 per US$1.00 in July, 2008 to R$2.34 at year end 2008), we had net losses of R$1.2 billion in 2008. After our corporate restructuring, we were able to improve our operating performance as compared to the first half of 2008. In the fourth quarter of 2008 we had operating income of R$54 million, with an operating margin of 3.5% .

     Our Competitive Strengths

     Our principal competitive strengths are:

     We Keep Our Operating Costs Low. Our operating cost per available seat kilometer for the year ended December 31, 2008 was R$15.80 cents, or US$6.76 cents. We believe that our cost per available seat kilometer for the year ended December 31, 2008, adjusted for the average number of kilometers flown per flight, was over the year the lowest in the domestic market and one of the lowest among international low-cost carriers, based upon our analysis of data collected from publicly available information. Our business model is based on innovation and best practices adopted to improve our operating efficiency, including:

     Operation of a young and standardized fleet. At December 31, 2008, our operating fleet of 106 Boeing 737 aircraft was one of Latin America’s largest and youngest fleets, with an average age of 6.8 years. We plan to return or sublease our remaining leased Boeing 737-300 and Boeing 767 aircraft in 2009, and exclusively use Boeing 737 NG aircraft. Having a fleet with one aircraft type reduces inventory costs, as fewer spare parts are required, and reduces the need to train our pilots to operate different types of aircraft. It also simplifies our maintenance and operations processes. With our 94 firm purchase orders as of December 31, 2008, and purchase options for 36 additional Boeing 737-800 NG aircraft, we expect to be able to further decrease the age of our fleet, and therefore increase efficiency and better control maintenance costs.

     Maintenance efficiency. We internalized heavy maintenance on our Boeing 737 aircraft in our Aircraft Maintenance Center at the Tancredo Neves International Airport in Confins, in the State of Minas Gerais. We use this facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. With our system of phased maintenance for our Boeing Next Generation 737-700 and 737-800 aircraft fleet, we are able to perform maintenance work every day without sacrificing aircraft revenue time and to schedule preventive maintenance with more regularity and around the utilization of our aircraft, which reduces costs. We are one of the few airlines in the world that takes full advantage of the Boeing 737 Next Generation phased maintenance philosophy, supported by extensive investments we made in personnel, material, tools and equipment.

     We are one of the largest e-commerce companies in Brazil. Our effective use of technology helps us to keep our costs low and our operations highly scaleable and efficient. We seek to keep our distribution channels streamlined and convenient so as to allow our customers to interact with us via the Internet. In 2008, we booked a significant majority of our ticket sales through a combination of our website (79%) and our call center (7%) . In addition, our customers can check in for their flights online and by web-enabled cell phones. As a result of our emphasis on low-cost distribution channels, we were in 2008 one of the largest e-commerce companies in Brazil with R$4.8 billion in net ticket sales on our website, more than any other airline company in Brazil. We enjoy significant cost savings associated with automated ticket sales, which makes the selection of travel options more convenient for our customers.

     We Stimulate Demand for Our Service. We believe that through our differentiated services we create demand for air travel services. Our average fares are lower than the average fares of our domestic competitors. We identify and stimulate demand among both business and leisure passengers for air travel that is safe, convenient, simple and is a reasonably priced alternative to traditional air, bus and car travel. By combining low fares with simple and reliable service, we have successfully increased our market share, strengthened customer loyalty and are attracting new groups of air travelers in our markets. These new travelers did not previously consider air travel due to the higher prices and more complicated sales procedures that preceded our entry into the market. For example, our night flights, which we have offered since 2005 at highly competitive fares, have proven to be very successful, generating load factors higher than that of our other flights. In 2008, we commenced offering attractive fares on certain routes with minimum stay requirements. We estimate that on average, approximately 10% of the customers on our flights are either first-time flyers or have not flown for more than one year. We have developed and will further develop flexible payment mechanisms such as debit payments and long-term installment payments (Voe Fácil), with which we expect to increase our potential market and customer base to broader income classes and which enable us to further penetrate markets and customers.

     We Have a Strong Market Position at the Most Important Airports in Brazil. Since the VRG acquisition, we have had the most flights at the busiest airports in Brazil: Congonhas (São Paulo), Santos Dumont (Rio de Janeiro), Juscelino Kubitschek (Brasilia) and Confins (Belo Horizonte). Routes between those airports are among the most profitable routes in our markets, with higher yields achieved mostly from travelers in the corporate segment. In Congonhas, an airport with slot restrictions, we were the leader in terms of passengers transported in 2008.

     We Have the Largest Loyalty Program in Latin America. We have a loyalty program (Smiles), which we consider as a strong relationship tool and which is available to all our passengers. The Smiles program serves as a source of revenue for us, since we can sell miles directly to corporations for marketing purposes or utilize them for co-branded credit cards. It supports partnerships with hotel chains, car rental companies, restaurants, insurance companies, publishers and schools and also forms the basis for partnerships with some of Brazil and South America’s largest banks and credit card companies. In 2008, the program offered a number of marketing promotions aimed at re-engaging its existing members and expanding its client base. The Smiles program had over six million members at the end of 2008.

     We Have Strong Brands that are Widely Recognized. We believe that the Gol brand has become synonymous with innovation and value in the airline industry. Our customers identify Gol as being safe, accessible, friendly, fair and reliable and distinguish Gol in Brazil’s domestic airline industry on the basis of its modern and simplified approach to providing air travel services. Our Smiles, Gollog and Voe Fácil brands give us valuable customer recognition in various businesses and create a tool for brand diversification for us. Our Varig brand is widely known in the Brazilian and the South American markets in which we operate.

     We Have a Proven Management Team and High Corporate Governance Standards. Our controlling shareholder has been operating in the Brazilian passenger transportation market for over 50 years, and our top managers have an average of approximately 25 years of experience in the Brazilian passenger transportation industries. This experience has helped us to develop the most effective elements of our low-cost model. Our corporate governance practices go beyond those of most issuers in the transportation industry and emerging markets issuers, with the efficient and active use of specialized committees with highly qualified professionals and senior managers that add value to decisions made in the day-to-day management of our business.

     Our Strategies

     Capitalize on Our Strong Market Position in Brazil and Latin America. We intend to capitalize on our strong market position, with the highest number of routes at the most important airports in Brazil, our consolidated flight network and our Smiles program, to increase penetration of all segments of travelers. We focus on Brazilian operations and selected South American destinations that are or we expect to become profitable and fit into our flight network.

     Reduce Operating Costs and Improve Operating Efficiency. Continuing to reduce our operating costs per available seat kilometer is a key to increasing profitability. We aim to remain one of the lowest cost airlines in the world. We intend to further reduce the average age of our fuel-efficient fleet, while optimizing the size of our fleet to ensure high utilization rates. We expect to return or sublease all our Boeing 737-300 and 767 aircraft in 2009. We are also working to achieve this goal by using our aircraft efficiently, concentrating on minimizing our turnaround times at airports and maintaining a high number of daily flights per aircraft. Due to macro-economic developments, regulatory limitations and the effects of the VRG acquisition until our corporate restructuring in September 2008, our operating results in 2008 were atypical, driven by increased average fares (reflecting record-high fuel costs) and decreasing utilization, while our corporate strategy remains to operate as a low cost low fare airline with high aircraft utilization. We will continue to utilize technological innovations wherever possible to reduce our distribution costs and improve our operating efficiency. We expect to benefit from economies of scale and reduce our average cost per available seat kilometer as we add aircraft to an established and efficient operating infrastructure.

     Stimulate Demand. Our widely available service is designed to popularize air travel and stimulate demand, particularly from fare-conscious leisure travelers and small to mid-size business travelers who might otherwise use alternative forms of transportation or not travel at all. We will continue to provide our customers with low fare alternatives and flexible payment mechanisms, such as debit payments, credit card installment payments and monthly installment payments in the form of direct credit. For example, our Voe Fácil (“Fly Easy”) Program, which allows qualifying customers to pay for airline tickets in up to 36 monthly installments as an innovative way to purchase airline tickets, is especially designed to make the purchase of our tickets easier for customers from lower income classes.

     Expand Our Customer Base. In planning the growth of our business, we will continue to select our routes and build the frequency of our service based upon the extent and type of demand in the regions we serve in Brazil and South America. We are committed to provide air travel to a wide range of travelers. We will continue to popularize air travel, making low-fare flights more accessible to a larger portion of the population, including business travelers from small and medium-sized companies, a growing customer base that tends to be price sensitive.

      We will continue to carefully evaluate opportunities to meet demand for leisure travel by offering more seats at lower fares, expanding flight frequencies on existing routes and adding additional routes that contribute to our network and for which we perceive a market demand in Brazil. In addition, by offering flights to South American destinations with connections integrated in our network, we create opportunities for incremental traffic, feeding our network and increasing our overall load factor and supporting our strategy of expanding our network and stimulating demand for our services.

     We believe we have the best platform in the market in which we operate to expand our customer base. Our standardized services and lower fares attract leisure travelers from all income levels, and with the integration of the Smiles loyalty program into our consolidated operations we intend to increase the penetration of the corporate segment. In addition, since April 2009 we have offered lower priced seats to price-sensitive leisure travelers and more flexible tickets with higher Smiles miles allocation to our corporate customers. We expect to receive our IOSA airline safety certification in 2009, which we believe will, combined with the integration of the Smiles loyalty program in our consolidated flight network, make us the preferred partner of major international airlines in Brazil, with which we do not compete on inter-continental routes. We expect that, under these partnerships, our customers could use their miles accumulated under the Smiles program to fly to international destinations in North America, Europe and Asia. For example, in April 2009, we entered into a commercial agreement with Air France-KLM, which will be implemented in two phases and will allow for the integration of our Smiles and Air France-KLM’s Flying Blue programs and lays the groundwork for a future code-share agreement. We intend to strengthen our existing partnerships and build new ones with large international airlines in the form of code-share arrangements to further increase our international feeder network, load factors and profitability.

     Further Establish and Increase Our Ancillary Revenue Businesses. Our ancillary revenues are derived from the Gollog and Voe Fácil businesses as well as ticket change fees, excess baggage charges and other incidental services. Ancillary revenue represents a significant, growing revenue stream and have grown from R$374.3 million in 2007 to R$516.1 million in 2008. We expect further growth in these businesses, which will provide us with additional revenue at low incremental cost.

     Through Gollog, our cargo transportation service, we make efficient use of extra capacity in the stronghold of our aircraft by carrying cargo. The Voe Fácil (“Fly Easy”) program allows select customers to pay for airline tickets in up to 36 monthly installments, with interest. By increasing the Voe Fácil program penetration we believe that we will be able to stimulate demand for our tickets and increase our ancillary revenue business. We are constantly evaluating opportunities to generate additional ancillary revenues such as sales of travel insurance, marketing activities and other services which may help us to better capitalize on the large number of passengers on our flights on our aircraft and the high volumes of customers using our website.

Routes and Schedules

     Our operating model is a highly integrated, multiple-hub route network that is different from the point-to-point model used by other successful low-cost carriers worldwide. The high level of integration of flights at selected airports permits us to offer frequent, non-stop flights at low fares between Brazil’s most important economic centers and ample interconnections through our network linking city pairs through a combination of two or more flights with little connecting or stop-over time. Our network also allows us to increase our load factors on our strongest city pair routes by using the airports in those cities to connect our customers to their final destinations. This strategy increases our load factor by attracting customers traveling to secondary markets who prefer to pay lower fares even if this means making one or more stops before reaching their final destination. Over 40% of our passengers connect or path through one or more destinations before reaching their final travel destination. Our operating model allows us to build our flight routes to add destinations to cities that would not, individually, be feasible to serve in the traditional point-to-point model, but that are feasible to serve when simply added as additional points on our multiple-stop route network. We do this by offering low-fare, early-bird, minimum stay or night (red-eye) flights to lower-traffic destinations, which are usually the first or last stops on our routes, allowing us to increase our aircraft utilization and generate additional revenues. By offering international flights to South American destinations, and with stops integrated in our network, we create opportunities for incremental traffic, feeding our network and increasing our overall load factor and our competitive advantage and supporting our strategy of expanding our network and stimulating demand for our services.

     We have been increasing the number of flights to and through Guarulhos and Galeão, two international airports located in São Paulo and Rio de Janeiro, respectively, which we expect gives us additional growth opportunities in the Brazilian and international markets and more code share and interline agreement opportunities with international airlines.

     At December 31, 2008, we offered over 730 daily flights to 59 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Chile, Paraguay, Peru, Uruguay, Colombia and Venezuela. As part of our strategy to focus exclusively on the Brazilian and selected South American markets, we decided, in the first half of 2008, to discontinue our intercontinental flights to Frankfurt, London, Rome, Madrid, Mexico City and Paris.

Services

Passenger Transportation

     We recognize that we must offer excellent services to our customers. Since April 2009, we offer lower priced seats to price sensitive leisure travelers and more flexible tickets with higher Smiles miles allocation to our corporate customers. We pay particular attention to the details that help to make for a pleasant, hassle-free flying experience, including:

  ticketless travel;

  convenient on-line sales, check-in, seat assignment and flight change and cancellation services;

  online flight status service;

  web-enabled cell phone ticket sales and check-in;

  self check-in at kiosks at designated airports;

  designated female lavatories;

  friendly and efficient in-flight service;

  modern aircraft interiors;

  quick turnaround times at airport gates; and

  free or discounted shuttle services between airports and drop-off zones on certain routes.

     We seek to achieve punctual operations, which are of primary importance to our customers. According to our internal data, which is corrected for delays out of our control and pre-advised changes in flight schedules, our punctuality rate in 2008 was 97%. According to ANAC data, which is not corrected for delays out of our control and pre-advised changes in flight schedules, our domestic punctuality statistic in 2008 averaged 72%.

Smiles Loyalty Program.

     We have a loyalty program (Smiles), which we consider as a strong relationship tool and which is available to all our passengers. We intend to increase the Smiles penetration through increasing and establishing partnerships with affiliated credit cards or using services and products at partner establishments. There are four tiers in our Smiles program (Diamond, Gold, Silver and Blue) and qualification for a particular tier is based on the miles flown. The Smiles program serves as a source of revenue for us, since we can sell miles directly to corporations for marketing purposes or utilize them for co-branded credit cards. It maintains partnerships with hotel chains, car rental companies, restaurants, insurance companies, publishers and schools and also maintains a partnership with some of Brazil and South America’s largest banks and credit card companies. In 2008, the program offered a number of marketing promotions aimed at re-engaging its existing members and expanding its client base. We expect to receive our IOSA airline safety certification in 2009, which we believe will make us, combined with the integration of the Smiles loyalty program in our consolidated flight network, the preferred partner of major international airlines in Brazil, with which we do not compete on inter-continental routes. We expect that, under these partnerships, our customers could use their miles accumulated under the Smiles program to fly to international destinations in North America, Europe and Asia. For example, in April 2009, we entered into a commercial cooperation agreement with Air France-KLM, which will be implemented in two phases and will allow for the integration of our Smiles and Air France-KLM’s Flying Blue programs and lays the groundwork for a future code-share agreement. The Smiles program had over six million members at the end of 2008.

Ancillary revenues

     Ancillary revenues such as revenues from our Gollog services, our Voe Fácil program, as well as baggage excess and ticket change fee revenues are an increasingly important part of our revenues. The further development and growth of our Gollog services and Voe Fácil program is part of our strategy, and they represented 8.1% of our consolidated revenues in 2008.

Gollog Cargo Transportation

     In addition to our passenger service, we make efficient use of extra capacity in the stronghold of our aircraft by carrying cargo, through our cargo transport service – Gollog. Gollog’s success is the result of the unique service we offer to the market: the Electronic Air Waybill that can be completed via the Internet. The Gollog system provides online access to air waybills and allows customers to track their shipment from any computer with Internet access. Our 49 destinations throughout Brazil and South America provide access to multiple locations in the region. With our capacity of over 800 daily flights we can guarantee quick and reliable delivery. Packages are shipped in the freighthold of our passenger aircraft.

Voe Fácil Installment Program

     We launched in 2005 the Voe Fácil (“Fly Easy”) program, an innovative new way to purchase airline tickets, which allows selected customers based on their credit history to pay for airline tickets in up to 36 monthly installments. The program is especially designed for highly price-sensitive customers, many of which do not hold credit cards. Installment payments are a typical sales strategy in the Brazilian retail market and we are applying this sales technique to passenger transportation to increase our market and stimulate demand for our tickets. In 2008, the Voe Fácil program increased its ticket sales by 14% compared to 2007.

Sales and Distribution

     Our customers can purchase tickets directly from us through a number of different channels, such as our website including our Booking Web Services (BWS), GDS – Global Distribution System, our call center and at airport ticket counters.

     Our low cost low fare business model utilizes website ticket sales as its main distribution channel. For the year ended December 31, 2008, 79% of our passenger revenues, whether directly to the customer or through travel agents, were booked via the Internet, making us one of the worldwide industry leaders in this area. In the same period 7% of our passenger revenues were booked through call centers and airport sales counters, 13% through our BWS and 1% of our total sales were made through the GDS, respectively.

     Our customers can purchase tickets indirectly through travel agents, who are a widely-used travel service resource in Brazil and South America, Europe, North America and other regions. Travel agents provide us with more than 20,000 distribution outlets throughout these regions. For the year ended December 31, 2008, 60% of our sales were to customers who purchased tickets indirectly from travel agents (74% of these sales were made on our website, 8% through call centers, 16% via BWS, and 2% by travel agents through a GDS system).

     GDSs allows us access to a large number of tourism professionals who are able to sell our tickets to customers throughout the globe, and enables us to enter into interline agreements with other airlines to offer more flights and connection options to our passengers and add incremental passenger traffic to our network.

Partnerships and Alliances

     Our market positioning enables us to successfully negotiate a number of arranged partnerships with supplementary major carriers worldwide, mostly in the form of code share agreements and interline agreements. Strategically, the additional passenger inflows generated from those partnerships aim to improve revenues at low incremental costs. At December 31, 2008, we had a code share agreement with COPA Airlines, and we had interline agreements with 53 airlines, including Air France – KLM, Alitalia, Delta and TAP Air Portugal. An interline agreement is a commercial agreement between individual airlines to handle passengers traveling on itineraries that require multiple airlines and allow its customers to utilize a single ticket, and to check their baggage through to the customers final destination. Interline agreements differ from code sharing agreements in that code sharing agreements usually refer to numbering a flight with the airline’s code (abbreviation) even though the flight is operated by another airline. This provides for better marketing and customer recognition of the links between the airlines.

     Since early 2009, we have a code-share agreement with Air France and KLM, where their passengers will be able to connect with Gol operated flights within Brazil, marketed as Air France or KLM flights. Similar agreements are being negotiated with other international carriers. We are also launching a frequent flyer tie between our Smiles program and the Flying Blue program of Air France – KLM, enabling travelers of both airlines to accrue and redeem miles within Air France – KLM, and our networks. We intend to enter into similar agreements with other long haul airlines serving Brazil.

     An important element of our business strategy is to cater to the corporate client. To further develop our business relationship with our corporate customers, we have also entered into partnerships with hotel chains and rental car service providers to offer our corporate customers the convenience of the combination of transportation and accommodation arrangements.

Pricing

     Brazilian airlines are permitted to establish their own domestic fares without previous government approval. However, domestic fares are monitored on a regular basis by the ANAC in order to prevent airlines, which are public concessionaires, from engaging in predatory pricing. Airlines are free to offer price discounts or follow other promotion activities. Airlines must submit, with a minimum of five working days’ advance notice, fares that are set at greater than a 65% discount to the per kilometer reference fares index curve published by the ANAC. The reference fares index curves are based on industry average operating costs, according to ANAC calculations.

     Airlines are permitted to establish fares for international tickets sold in Brazil without previous government approval, subject only to registration with the ANAC.

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

     The number of seats we offer at each fare level in each market results from a continual process of analysis and forecasting. Past sales history, seasonality, the effects of competition and current sales trends are used to forecast demand. Current fares and knowledge of upcoming events at destinations that will affect traffic volumes are included in our forecasting model to arrive at optimal seat allocations for our fares on specific routes. Also, our practice of restricting seat reservations but instead requiring customers to pay for tickets at the time their seat is secured helps to increase the accuracy of our yield management. We use a combination of approaches, taking into account yields and flight load factors, depending on the characteristics of the markets served, to arrive at a strategy for achieving the best possible revenue per available seat kilometer, balancing the average fare charged against the corresponding effect on our load factors. For this purpose, we use a sophisticated forecasting, optimization and competitive analysis technology that proposes the optimal fare mix for a given flight based on the historical purchasing behavior of our customers. Our revenue management system is a state of the art tool based on the Sabre Air Max RM platform, which is able to store, process and analyze data, and provides us information about the passenger true origin and destination details, giving us insights on our passenger flows, and allowing us to maximize revenue at the network level. This tool has a specific module for low cost carriers that is able to optimize revenue in a non-restricted fare environment, moving away from the traditional models of discrete demand among fare classes. We worked with Sabre to build this version of their product, and were its launch customer.

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

Aircraft Fleet

     A key element of our business model is to operate a young and standardized fleet. At the end of 2008, we had a total operating fleet of 106 Boeing 737 aircraft. We expect to return all our Boeing 737-300 aircraft during 2009 and intend to concentrate our fleet on Boeing 737 Next Generation aircraft. We intend to operate 127 aircraft by the end of 2012. At the end of 2008 we had 7 Boeing 767-300 under lease, which are not operating and which we expect to sublease or return in 2009/2010.

     The average age of our operating aircraft at December 31, 2008 was 6.8 years.The average daily utilization rate of our operating fleet in 2008 was 12.1 block hours (13.8 block hours in 2007).

The composition of our operating fleet as of December 31, 2008 is more fully described below:

	Number of Aircraft		Average Term of Lease Remaining (Years)

	Total	Operating Lease		Average Age (Years)	Seating Capacity

Operating Fleet Composition
Boeing 737-800NG SFP*	33	15	9.5	1.4	187
Boeing 737-800NG	22	18	4.6	6.6	177
Boeing 737-700NG	37	36	3.8	8.3	144
Boeing 737-300	14	14	1.2	19.1	141

*SFP means short field performance

     Each Boeing 737 aircraft in our fleet is powered by two CFM International Model CFM 56-7B22 engines or two CFM International Model CFM 56-7B24 engines.

     The following table shows expected development of our operating fleet at December 31, 2009 and the expected development of our operating fleet until December 31, 2012:

Fleet Plan	2009	2010	2011	2012

B737-800 NG SFP	52	64	74	85
B737-800 NG	16	11	7	2
B737-700 NG	40	40	40	40
Total	108	115	121	127

     We will revise this fleet plan according to our expectations for the growth potential in the markets in which we operate.

     The Boeing 737-700 Next Generation and Boeing 737-800 Next Generation aircraft currently comprising our fleet are fuel-efficient and very reliable. They suit our cost efficient operations well for the following reasons:

  they have comparatively standardized maintenance routines;

  they require just one type of standardized training for our crews;

  they use an average of 7% less fuel than other aircraft of comparable size, according to Boeing; and

  they have one of the lowest operating costs in their class.

     In addition to being cost-efficient, the Boeing 737-700/800 Next Generation aircraft are equipped with advanced technology that promotes flight stability, providing a more comfortable flying experience for our customers. We use one single type of aircraft to preserve the simplicity of our operations. As a result, the introduction of any new aircraft type to our fleet will only be done if, after careful consideration, we determine that such a step will reduce our operating costs. Most of our leased Boeing 737-800 Next Generation aircraft are equipped with blended winglets and all Boeing 737-800 Next Generation aircraft from our purchase order will be equipped with winglets, which reduce our fuel and maintenance costs. Our experience with the new winglets has shown operating fuel consumption reductions of approximately 3%. In addition, the winglets improve airplane performance during take-off and landing on short runways. The new Boeing 737-800NG aircraft will be delivered with short-field performance (SFP) with technical modifications that we expect to significantly improve flight performance, the ability to operate non-stop flights, reduce noise during take-off and to enable us to fly with our Boeing 737-800 Next Generation aircraft to the airport of Santos Dumont in Rio de Janeiro, an important link to the most important routes in Brazil.

     At the end of 2008, we leased 90 of our 115 aircraft under operating lease agreements that have an average remaining term of 48 months. We believe that leasing our aircraft fleet under operating leases provides us with flexibility to adjust our fleet size if we consider it to be in our best interests to do so. We make monthly rental payments, some of which are based on floating rates, but are not required to make termination payments at the end of our leases. Under our operating lease agreements, we do not have purchase options and for some of our lease agreements we are required to maintain maintenance reserve deposits and to return the aircraft and engine in the agreed condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease. As of December 31, 2008, our operating leases had terms of up to 71 months from the date of delivery of the relevant aircraft. At the end of 2008, we had 18 aircraft acquired under our firm purchase order with Boeing under finance lease arrangements that had an average remaining term of 129 months.

Maintenance

     According to ANAC regulation, we are directly responsible for the execution and control of all maintenance services performed on our aircraft. The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks and any diagnostics and routine repairs. All of our line maintenance is performed by our own highly experienced technicians at our line maintenance service bases throughout Brazil and South America. We believe that our practice of performing daily preventative maintenance helps to maintain a higher aircraft utilization rate and reduces maintenance costs. Heavy maintenance consists of more complex inspections and servicing of the aircraft that cannot be accomplished overnight. Heavy maintenance checks are performed following a pre-scheduled agenda of major overhauls defined by the aircraft’s manufacturer, based on the number of hours and flights flown by the aircraft. Our continued high aircraft utilization rate will result in shorter periods of time between heavy maintenance checks for our aircraft in comparison to carriers with lower aircraft utilization rates. In addition, engine maintenance services are rendered in different MRO facilities. We do not believe that our high aircraft utilization rate will necessarily result in the need to make more frequent repairs to our aircraft, given the durability of the aircraft type in our fleet. Our aircraft are covered by warranties that have an average term of three to five years. The warranties on the aircraft we received in 2008 under our firm purchase order with Boeing will start expiring in 2013.

     We internalized heavy maintenance on our Boeing 737 aircraft in our Aircraft Maintenance Center at the Tancredo Neves International Airport in Confins, in the State of Minas Gerais. We use this facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We are currently expanding our Aircraft Maintenance Center in order to ensure maintenance capacity while our fleet grows.

     With our system of phased maintenance for our Boeing Next Generation 737-700 and 737-800 aircraft fleet, we are able to perform maintenance work every day without sacrificing aircraft revenue time and to schedule preventive maintenance with more regularity and around the utilization of our aircraft, which helps to maintain high levels of block hours per day and reduces costs. We are one of the few airlines in the world that takes full advantage of the Boeing 737 Next Generation phased maintenance philosophy, supported by extensive investments we made in personnel, material, tools and equipment.

     We have also been certified by the ANAC under the Brazilian Aeronautical Certification Regulations to perform heavy maintenance services for third parties. We expect to utilize this certification, a potential source for ancillary revenues, only after the construction of an additional maintenance facility, currently contemplated to be finalized in 2009.

Fuel

     Our fuel costs totaled R$2,630.8 million in 2008, representing 40.5% of our operating expenses for the year. In 2008, we purchased substantially all of our fuel from Petrobras Distribuidora S.A., a retail subsidiary of Petrobras, principally under an into-plane contract under which the supplier supplies fuel and also fills our aircraft tanks. In 2008, fuel prices under our contracts were re-set every 30 days and were composed of a variable and a fixed component. The variable component is defined by the refinery and follows international crude oil price fluctuations and the real/U.S. dollar exchange rate. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract. We currently operate a tankering program under which we fill the fuel tanks of our aircraft in regions where fuel prices are lower. We also provide our pilots with training in fuel management techniques, such as carefully selecting flight altitudes to optimize fuel efficiency.

     Fuel costs are extremely volatile, as they are subject to many global economic and geopolitical factors that we can neither control nor accurately predict. Because international prices for jet fuel are denominated in U.S. dollars, our fuel costs, though payable in reais, are subject not only to price fluctuations but also to exchange rate fluctuations. We maintain a fuel and foreign exchange hedging program, based upon policies which define volume, price targets and instruments for multi-year periods, under which we enter into fuel and currency hedging agreements with various counterparties providing for price protection in connection with the purchase of fuel. Our hedging positions cover short-term periods, and are adjusted weekly or more frequently as conditions require. Our hedging practices are executed by our internal risk management committee and overseen by the risk policies committee of our board of directors. The risk policies committee of our board of directors meets quarterly or more often, if called, and its main responsibilities are to assess the effectiveness of our hedging policies, recommend amendments when and where appropriate and establish its views regarding fuel price trends. We use risk management instruments that have a high correlation with the underlying assets so as to reduce our exposure. We require that all of our risk management instruments be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. We also avoid concentration of credit and product risk. We have not otherwise entered into arrangements to guarantee our supply of fuel and we cannot provide assurance that our hedging program is sufficient to protect us against significant increases in the price of fuel. As of December 31, 2008, we had hedged 20% of our projected fuel requirements for 2009.

The following chart summarizes our fuel consumption and costs for the periods indicated:

	Year Ended December 31,

	2007	2008

Liters consumed (in thousands)	1,177,300	1,364,719
Total cost (in thousands)	R$1,898,840	R$2,630,834
Average price per liter	R$1.61	R$1.93
% change in price per liter	n/a	17.6%
Percent of operating expenses	38.5%	40.5%

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

Competition

Domestic

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

     The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the significant airlines in Brazil for each of the periods indicated:

Domestic Market Share— Scheduled Airlines	2005	2006	2007	2008

Gol	25.9%	34.0%	43.0%	42.5%
TAM	41.3%	47.8%	48.8%	50.3%
Others	32.8%	18.2%	8.2%	7.2%

__________
     Source: Advanced Comparative Data (Dados Comparativos Avançados) 2005—2008

     Domestically, we also face competition from ground transportation alternatives, primarily interstate bus companies. In 2007, interstate bus companies transported over 131 million passengers, according to preliminary data from the National Ground Transportation Agency (Agência Nacional de Transportes Terrestres), and given the absence of meaningful passenger rail services in Brazil, travel by bus has traditionally been the only low-cost option for long-distance travel for a significant portion of Brazil’s population. We believe that our low-cost business model has given us flexibility in setting our fares to stimulate demand for air travel among passengers who in the past have traveled long distances primarily by bus. In particular, the highly competitive fares we have offered for travel on our night flights, which have often been comparable to bus fares for the same destinations, have had the effect of providing direct competition for interstate bus companies on these routes.

International

     As we expand our international services in South America, our pool of competitors will increase and we will face competition from Brazilian and South American airlines that are already established in the international market and that participate in strategic alliances and code sharing arrangements. As part of our strategy to focus exclusively on the Brazilian and selected South American markets and to access inter-continental markets through code-share agreements with major international carriers, we decided, in the first half of 2008, to discontinue our intercontinental flights to Frankfurt, London, Rome, Madrid, Mexico City and Paris.

Industry Overview

     Since air transportation has historically been affordable only to the higher income segment of Brazil’s population, resulting in a comparatively low level of air travel, we believe that the low-cost, low-fare business model has the potential to significantly increase the use of air transportation in Brazil. Brazil is the fifth largest domestic aviation market in the world and according to the ANAC, there were 46.0 million domestic enplanements and 5.1 million international enplanements on Brazilian carriers in Brazil in 2007, out of a total population of approximately 184 million, according to the Brazilian Geographical and Statistical Institute (Instituto Brasileiro de Geografia e Estatística—IBGE). In contrast, according to the U.S. Department of Transportation, the United States had 681 million domestic enplanements and 89 million international enplanements in 2007, out of a total population of approximately 304 million, based on the latest U.S. census figures.

     The business travel segment is the largest component of Brazilian air transportation demand and the most profitable in the market. According to company data, business travel represented 65% of the total demand for domestic air travel in 2008, which we believe is significantly higher than the business travel portion of domestic air travel in the global aviation sector. According to data collected from the ANAC, flights between Rio de Janeiro and São Paulo accounted for 9.6% of all domestic passengers in 2007. The ten busiest routes accounted for 25.9% of all domestic air passengers in 2007, while the ten busiest airports accounted for 72,0% and 74% of all domestic passenger traffic through INFRAERO airports in terms of arrivals and departures in 2007 and 2008, respectively.

     In light of economic growth, increased passenger volumes and the soccer world cup scheduled for 2014 in Brazil, the Brazilian airport infrastructure will need substantial improvements. In addition, in parts of 2006 and 2007, technical and operational problems in the Brazilian civil aviation system, including air traffic control, airspace coordination and airport administration adversely affected airline operations. Various measures, such as hiring and training of additional air-traffic control personnel, investments in new systems and additional terminal and runway capacity in congested airports, have been taken by the relevant governmental authorities and discussions are currently ongoing with a view to possible additional changes in the organizational structure of the aviation infrastructure system.

     The table below sets forth information about the ten busiest routes for air travel in Brazil during 2007 and 2006.

City Pair	Passengers		Route Market Share

	2006	2007	2006	2007

São Paulo—Rio de Janeiro(1)	4,596,903	4,423,798	10.9%	9.6%
São Paulo (Congonhas)—Rio de Janeiro (Santos Dumont)	3,317,537	2,961,125	7.9%	6.4%
Rio de Janeiro (Galeão)—São Paulo (Guarulhos)	678,378	820,298	1.6%	1.8%
São Paulo (Congonhas)—Brasília	1,496,919	1,306,151	3.6%	2.8%
São Paulo (Congonhas)—Curitiba	1,292,422	1,068,056	3.1%	2.3%
São Paulo (Congonhas)—Porto Alegre	1,283,671	1,092,994	3.0%	2.4%
São Paulo (Congonhas)—Confins	1,089,284	1,015,497	2.6%	2.2%
São Paulo (Guarulhos)—Salvador	1,025,257	1,256,402	2.4%	2.7%
Rio de Janeiro (Galeão)—Salvador	780,677	883,879	1.9%	1.9%
São Paulo (Congonhas)—Florianópolis	770,707	662,087	1.8%	1.4%
São Paulo (Guarulhos)—Recife	757,726	819,480	1.8%	1.8%

_____________
Source: ANAC, from Anuário do Transporte Aéreo 2007
     (1) Includes flights between Congonhas and Guarulhos to either Santos Dumont or Galeão airports.

     The table below sets forth the number of passengers at the ten busiest airports in Brazil during 2007 and 2008:

Airport	Thousands of Passengers (Inbound and Outbound)

	2007	2008

São Paulo—Guarulhos	18,796	20,400
São Paulo—Congonhas	15,265	13,672
Brasília	11,120	10,443
Rio de Janeiro—Galeão	10,353	10,753
Salvador	5,932	6,042
Recife	4,188	4,679
Porto Alegre	4,444	4,931
Belo Horizonte—Confins	4,340	5,189
Rio de Janeiro—Santos Dumont	3,214	3,628
Curitiba	3,907	4,281

_____________
      Source: INFRAERO

Brazilian Civil Aviation Market Evolution

     Since 1970, Brazil has for the most part had stable growth in revenue passenger kilometers. From 1970 to 2008, domestic revenue passenger kilometers grew at a compound annual rate of 8.7%. In the past 8 years, the domestic market generally experienced year-over-year growth in revenue passenger kilometers except in times of significant economic or political distress, such as the petroleum crisis in the 1970s, the Brazilian sovereign debt crisis in the early 1980s and the economic and political distress in Brazil in the early 1990s.

     From 2004 to 2008, the compound annual growth rate in industry passenger traffic, in terms of domestic revenue passenger kilometers, was 14.0%, versus a compound annual growth rate in available industry capacity, in terms of available seat kilometers, of 14.1% . Domestic industry load factors, calculated as revenue passenger kilometers divided by available seat kilometers, have averaged 68.8% over the same period. The table below shows the figures of domestic industry passenger traffic and available capacity for the periods indicated:

	2004	2005	2006	2007	2008

	(in millions, except percentages)
Available Seat Kilometers	43,034	50,182	55,608	64,597	72,841
Available Seat Kilometers Growth	2.6%	11.5%	10.8%	16.2%	12.8%
Revenue Passenger Kilometers	28,214	35,429	39,802	44,446	47,838
Revenue Passenger Kilometers Growth	12.0%	19.4%	12.3%	11.7%	7.4%
Load Factor	65.6%	70.2%	71.6%	68.8%	65.5%

_________________
Source: DAC - ANAC, for 1999 to 2002 from Anuário Estatístico; and for 2004 through 2008 from Dados Comparativos Avançados.

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

     The ANAC is currently responsible for guiding, planning, stimulating and supporting the activities of public and private civil aviation companies in Brazil, and also regulates flying operations generally and economic issues affecting air transportation, including matters relating to air safety, certification and fitness, insurance, consumer protection and competitive practices.

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

     The CONAC is an advisory body of the President of Brazil and its upper level advisory board is composed of the Minister of Defense, the Minister of Foreign Affairs, the Minister of Treasury, the Minister of Development, Industry and International Trade, the Minister of Tourism, the Minister Chief of the Civil Cabinet, the Minister of Justice and the Commandant of the Air Force. The CONAC has the authority to establish national civil aviation policies that may be adopted and enforced by the High Command of Aeronautics and by the ANAC. The CONAC establishes guidelines relating to the proper representation of Brazil in conventions, treaties and other actions related to international air transportation, airport infrastructure, the granting of supplemental funds to be used for the benefit of airlines and airports based on strategic, economic or tourism-related aspects, the coordination of civil aviation, air safety, the granting of air routes and concessions, as well as permission for the provision of commercial air transportation services.

     The Brazilian Aeronautical Code provides for the main rules and regulations relating to airport infrastructure and operation, flight safety and protection, airline certification, lease structuring, burdening, disposal, registration and licensing of aircraft; crew training; concessions, inspection and control of airlines; public and private air carrier services; civil liability of airlines; and penalties in case of infringements.

     Recently, in February 2009, the Federal Government approved the new Civil Aviation National Policy (Política Nacional de Aviação Civil or “PNAC”). Although the PNAC does not establish any immediate measure, it contains the main guidelines for the national civil aviation system. It encourages the Ministry of Defense, CONAC and ANAC to issue regulations on strategic matters such as safety, competition, environmental, and consumers’ issues, as well as to inspect, review and valuate the activities of all operating companies.

     The Brazilian government recognized and ratified, and must comply with, the Warsaw Convention of 1929, the Chicago Convention of 1944, and the Geneva Convention of 1948, the three leading international conventions relating to worldwide commercial air transportation activities.

Route Rights

     Domestic routes. For the granting of new routes and changes to existing ones, the ANAC evaluates the actual capacity of the airport infrastructure where such route is or would be operated. In addition, route frequencies are granted subject to the condition that they are operated on a frequent basis. Any airline’s route frequency rights may be terminated if the airline (a) fails to begin operation of a given route for a period exceeding 15 days, (b) fails to maintain at least 75% of flights provided for in its air transportation schedule (Horário de Transporte Aéreo, or HOTRAN) for any 90-day period or (c) suspends its operation for a period exceeding 30 days. The ANAC approval of new routes or changes to existing routes is given in the course of an administrative procedure and requires no changes to existing concession agreements.

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

     International routes. In general, requests for new international routes, or changes to existing routes, must be filed by each interested Brazilian airline that has been previously qualified by the ANAC to provide international services, with the SRI (Superintendency of International Relations of the ANAC), which, based on the provisions of the applicable bilateral agreement and general policies of the Brazilian aviation authorities, submits the request to the ANAC for approval. International route rights for all countries, as well as the corresponding transit rights, derive from bilateral air transport agreements negotiated between Brazil and foreign governments. Under such agreements, each government grants to the other the right to designate one or more of its domestic airlines to operate scheduled service between certain destinations in each country. Airlines are only entitled to apply for new international routes when they are made available under these agreements. For the granting of new routes and changes to existing ones, the ANAC has the authority to approve Brazilian airlines to operate new routes, subject to the airline having filed studies satisfactory to the ANAC demonstrating the technical and financial viability of such routes and fulfilling certain conditions in respect of the concession for such routes. Any airline’s international route frequency rights may be terminated if the airline fails to maintain at least 80% of flights provided for in its air transportation schedule HOTRAN for any 180-day period or suspends its operation for a period exceeding 180 days.

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

     Congonhas airport in the city of São Paulo is a coordinated airport, where slots must be allocated to an airline before it can operate there. Currently, there are no slots available at the downtown Congonhas airport. If capacity at the airport increases and slots become available, 20% of those slots must be distributed to new entrants. The Santos-Dumont airport in Rio de Janeiro, a highly utilized airport with half-hourly shuttle flights between São Paulo and Rio de Janeiro, is also a coordinated airport with certain slot restrictions. Several other Brazilian airports, for example the Brasília International Airport and São Paulo International Airport in Guarulhos have limited the number of slots per day due to infrastructural limitations at these airports.

      Recently, ANAC has imposed schedule restrictions to several Brazilian airports from which we operate. Operating restrictions, including the prohibition of international flights’ operations and the prohibition of civil aircraft’s operation after 11:00 p.m. and before 6:00 a.m, were imposed for Congonhas Airport, one of the busiest Brazilian airports and the most important airport for our operations. No assurance can be given that these or other government measures will not have a material adverse effect on our business and results of operations.

     CONAC has recently taken measures to minimize the recent technical and operational problems in the São Paulo airports, redistributing air traffic from the Congonhas airport to the airports of Guarulhos and has mentioned its intention to adjust tariffs for the use of busy airport hubs to encourage further redistribution of air traffic.

     In the last quarter of 2008, the ANAC proposed a new regulation for the allocation of slots to domestic airlines. This regulation governs the manner of allocation of slots, by organizing rotations among the concessionaires, determining the procedures for registration, qualification, judgment and homologation of a request for slot concessions in coordinated airports . Additionally, such regulation also establishes the rules permitting transfers of slots between concessionaires. ANAC’s resolution is expected to be released in the first half of 2009.

     Also, in 2008, the ANAC enacted a regulation providing that the minimal ground time for aircraft between landing and take-off must be 40 minutes at the International Airport of Sao Paulo in Guarulhos, the international airport of Rio de Janeiro Galeão and at the Brasília airports, and 30 minutes at all other Brazilian airports. This regulation negatively affected our ability to increase aircraft utilization by minimizing turnaround times between flights.

Airport Infrastructure

     INFRAERO, a state-controlled corporation reporting to the Ministry of Defense, is in charge of managing, operating and controlling federal airports, including control towers and airport safety operations.

     Smaller, regional airports may belong to states or municipalities within Brazil and, in such cases, are often managed by local governmental entities. At most important Brazilian airports, INFRAERO performs safety and security activities, including passenger and baggage screening, cargo security measures and airport security.

     The use of areas within federal airports, such as hangars and check-in counters, is subject to a concession by INFRAERO. If there is more than one applicant for the use of a specific airport area, INFRAERO may conduct a public bidding process for the granting of the concession.

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

Concession for Air Transportation Services

     According to the Brazilian Federal Constitution, the Brazilian government is responsible for public services related to airspace as well as airport infrastructure, and may provide these services directly or through third parties under concessions or authorizations. According to the Brazilian Aeronautical Code and regulations issued by the CONAC, the application for a concession to operate regular air transportation services is subject to a license granted by the ANAC to operate an airline and to explore regular air transportation services. The applicant is required by the ANAC to have met certain economic, financial, technical, operational and administrative requirements in order to be granted such license. Additionally, a concession applicant must be an entity incorporated in Brazil, duly registered with the Brazilian Aeronautical Registry (Registro Aeronáutico Brasileiro, or RAB), must have a valid airline operating certificate (Certificado de Homologação de Empresa de Transporte Aéreo or “CHETA”) and must also comply with certain ownership restrictions. See “—Restrictions to the Ownership of Shares Issued by Concessionaires of Air Transportation Services.” The ANAC has the authority to revoke a concession for failure by the airline to comply with the terms of the Brazilian Aeronautical Code, the complementary laws and regulations and the terms of the concession agreement.

     Our concession was granted on January 2, 2001 by the High Command of Aeronautics of the Ministry of Defense. The concession agreement can be terminated if, among other things, we fail to meet specified service levels, cease operations or declare bankruptcy.

     The Brazilian Aeronautical Code and the regulations issued by the CONAC and ANAC do not expressly provide for public bidding processes and currently it is not necessary to conduct public bidding processes prior to granting of concessions for the operation of air transportation services. Due to the intense growth of the civil aviation sector, this rule may be changed by the government, in order to allow more competition or to achieve other political purposes.

Import of Aircraft into Brazil

     The import of civil or commercial aircraft into Brazil is subject to prior authorization by the COTAC, which is a sub-department of the ANAC. Such import authorizations usually follow the general procedures for import of goods into Brazil, after which the importer must request the registration of the aircraft with the RAB.

Registration of Aircraft

     The registration of aircraft in Brazil is governed by the Brazilian Aeronautical Code, under which no aircraft is allowed to fly in Brazilian airspace, or land in or take off from Brazilian territory, without having been properly registered. In order to be registered and continue to be registered in Brazil, an aircraft must have a certificate of registration (certificado de matrícula) and a certificate of airworthiness (certificado de aeronavegabilidade), both of which are issued by the RAB after technical inspection of the aircraft by the ANAC. A certificate of registration attributes Brazilian nationality to the aircraft and is evidence of its enrollment with the competent aviation authority. A certificate of airworthiness is generally valid for six years from the date of the ANAC’s inspection and authorizes the aircraft to fly in Brazilian airspace, subject to continuing compliance with certain technical requirements and conditions. The registration of any aircraft may be cancelled if it is found that the aircraft is not in compliance with the requirements for registration and, in particular, if the aircraft has failed to comply with any applicable safety requirements specified by the ANAC or the Brazilian Aeronautical Code.

     All information relating to the contractual status of an aircraft, including purchase and sale agreements, operating leases and mortgages, must be filed with the RAB in order to provide the public with an updated record of any amendments made to the aircraft certificate of registration.

Restrictions on the Ownership of Shares Issued by Concessionaires of Air Transportation Services

     According to the Brazilian Aeronautical Code, in order to be eligible for a concession for operation of regular services, the entity operating the concession must have at least 80% of its voting stock held directly or indirectly by Brazilian citizens and must have certain management positions entrusted to Brazilian citizens. The Brazilian Aeronautical Code also imposes certain restrictions on the transfer of capital stock of concessionaires of air transportation services, such as VRG, including the following:

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

  the airline must file with the ANAC, in the first month of each semester, a detailed shareholder chart including a list of shareholders, as well as a list of all share transfers effected in the preceding semester; and

  based on its review of the airline’s shareholder chart, the ANAC has the authority to subject any further transfer of shares to its prior approval.

     The Registrant holds substantially all of the shares of VRG, which are public concessionaires of air transportation services in Brazil. Under the Brazilian Aeronautical Code, the restrictions on the transfer of shares described above apply only to companies that hold concessions to provide regular air transportation services. Therefore, the restrictions do not apply to the Registrant.

Environmental Regulation

     Brazilian airlines are subject to various federal, state and municipal laws and regulations relating to the protection of the environment, including the disposal of materials and chemical substances and aircraft noise. These laws and regulations are enforced by various governmental authorities. The non-compliance with such laws and regulations may subject the violator to administrative and criminal sanctions, in addition to the obligation to repair or to pay damages caused to the environment and third parties. As far as civil liabilities are concerned, Brazilian environmental laws adopt the strict liability regime. Moreover, pursuant to Brazilian environmental laws and regulations, the piercing of the corporate veil of a company may occur in order to ensure enough financial resources to the recovery of damages caused against the environment. For example, according to an ANAC ordinance, the operation of scheduled commercial flights to and from the Congonhas airport is subject to a noise curfew from 11:00 p.m. to 6:00 a.m. because of its proximity to residential areas in São Paulo. Our scheduled flights to Congonhas airport are in full compliance with the noise curfew limits.

     We adopted several Environmental Management System (EMS) procedures with our suppliers and use technical audits to enforce compliance. We exercise caution, and may reject goods and services from companies that do not meet our environmental protection parameters unless confirmation of compliance is received.

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

     Through judicial restructuring, the debtor may present a restructuring plan to the bankruptcy court, which, if opposed by its creditors, will be submitted to a General Meeting of Creditors. Judicial reorganization binds all pre-petition credits (even those not yet due), except for tax credits. The plan can be approved, amended or rejected. In case of rejection, the debtor shall be declared bankrupt.

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

Pending Legislation

      In March 2001, CONAC published for public consultation a draft of a bill to replace the Brazilian Aeronautical Code and modernize the basic laws and regulations relating to the industry. In general, this draft deals with matters related to civil aviation, including airport concessions, consumer protection, increased foreign shareholding participation in airlines, limitation of airlines’ civil liability, compulsory insurance and fines. This draft bill is still under discussion in the House of Representatives and, if approved, must be submitted to the Federal Senate, for new approval, before being sent to the government in order to receive the presidential approval.

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

     Ex-Im has also agreed on a common approach with European export-credit agencies on offering export credits for commercial aircraft. Among other things, the new Sector Understanding on Export Credits for Civil Aircraft (the “ASU”) sets forth minimum guarantee premium rates applicable to aircraft delivered on or after January 1, 2011, or under a firm contract entered into after April 30, 2007. While subject to modification, the exposure fees paid by GOL on applicable aircraft are likely to increase, the amount of any such increase will depend upon the credit risk assigned to GOL by the participating export-agencies pursuant to the protocols of the ASU. In addition, GOL will no longer be able to finance the amortization payments of loans guaranteed by Ex-Im with SOAR loan facilities.

C. Organizational Structure

     The Registrant is a holding company, which owns directly or indirectly shares of four subsidiaries: VRG and three offshore finance subsidiaries Gol Finance Cayman and GAC Inc., which owns Sky Finance. VRG is the Registrant’s operating subsidiary, under which we conduct our business. Gol Finance, GAC Inc. and Sky Finance are off-shore companies established for the purpose of facilitating cross-border transactions.

D. Property, Plant and Equipment

     Our primary corporate offices are located in two buildings in São Paulo. Our commercial, operations, technology, finance and administrative staff is based primarily at our headquarters. We have concessions to use other airport buildings and hangars throughout Brazil, including a part of a hangar at Congonhas airport where we perform aircraft maintenance. We own a state-of-the-art Aircraft Maintenance Center in Confins, in the State of Minas Gerais. The certification authorizes maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s. We use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. See also “Item 4—Business Overview—Aircraft” and note 6 to our financial statements as of and for the year ended December 31, 2008.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read this discussion in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report.

A. Operating Results

Change in Accounting from U.S. GAAP to IFRS

     We adopted IFRS for the consolidated financial statements as of and for the year ended December 31, 2008. Our financial statements were previously prepared and presented in accordance with U.S. GAAP. Pursuant to IFRS 1 “First-time Adoption of International Reporting Standards”, we have used consistent accounting policies for both the current period and the comparative period, the year ended December 31, 2007. These accounting policies comply with each IFRS effective at December 31, 2008.

     The following describes the most significant differences between our financial statements prepared in accordance with U.S. GAAP and IFRS:

          Accounting for the return of aircraft – Under our operating leases, we are obliged to return the aircraft in a specified condition at the end of the lease term. The stipulations require the aircraft to be returned with a minimum number of engine cycles and/or hours remaining until the next required maintenance. Under IFRS, a provision for the cost to restore aircraft leased under operating leases to these specified return conditions is recorded once the aircraft no longer meets these conditions. We therefore record expenses during the lease term for the estimated maintenance costs that would be needed in order to return the aircraft in the appropriate condition upon its return to the lessor. As the condition of aircraft is depleted through operation and then subsequently restored by performing maintenance several times during the lease term, we recognize lease return provisions during each maintenance cycle from the inception of the lease to its terminati on. Under U.S. GAAP, these maintenance costs were only recorded as incurred or provided for when the termination of the lease was probable and the costs estimable, usually in the last maintenance cycle of the aircraft prior to the end of the lease term.

          Accounting for major maintenance activities – Under IFRS, we capitalize the cost of major overhauls on our aircraft leased under finance leases. Such costs are depreciated over their estimated useful life, usually to the date of the next overhaul. Under U.S. GAAP, we expensed the costs of major maintenance activities when these costs were incurred. This difference in accounting policy results in the capitalization and depreciation of maintenance costs under IFRS whereas under U.S. GAAP, such costs were expensed as incurred.

          Accounting for leases – Our adoption of IFRS resulted in changes to the measurement of aircraft asset and finance lease obligations when compared to U.S. GAAP. To determine the lease classification under IFRS, we used lease implicit interest rates to quantify the capitalization of the lease (the finance-leased aircraft and obligation is recorded as the lower of the fair value of the aircraft or present value of the future minimal rental payments as of the inception date of the lease). Additionally, the adoption of IFRS resulted in a net decrease of leases classified as financing that would have been capitalized as such under U.S. GAAP. These differences result in lower expenses recognized for depreciation and interest cost when compared to U.S. GAAP.

        For a reconciliation of profit (loss) and shareholders’ equity of our audited financial statements in U.S. GAAP to our audited financial statements in IFRS at January 1, 2007 and December 31, 2007 and for the year then ended, see note 23 under the caption "Reconciliation between USGAAP and IFRS as of and for the year ended December 31, 2007" to our financial statements included in this annual report.

Revenues

     We derive our revenues primarily from transporting passengers on our aircraft. In 2008, 91.9% of our revenues were derived from passenger fares, and the remaining 8.1% of our revenues were derived from ancillary revenues principally from our cargo business, which utilizes available cargo space on our passenger flights. Nearly all of our passenger revenue and cargo revenue is denominated in reais. Passenger revenue is recognized either when transportation is provided or when the ticket expires unused. Cargo revenue is recognized when transportation is provided. Other revenue consists primarily of our frequent flyer program (Smiles), charter services, ticket change fees, excess baggage charges, interest on installment sales and other incidental services. Passenger revenues are based upon our capacity, load factor and yield. Our capacity is measured in terms of available seat kilometers, which represents the number of seats we make available on our aircraft multiplied by the number of kilometers the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing revenue passenger kilometers by available seat kilometers. Yield is the average amount that one passenger pays to fly one kilometer.

     The following table demonstrates our main financial and operating performance indicators in IFRS in 2008.

	Year Ended
	December 31,

	2007	2008

Financial and Operating Data (unaudited):
Load-factor	66.0%	61.6%
Break-even load-factor	65.9%	62.5%
Aircraft utilization (block hours per day)	13.8	12.1
Yield per passenger kilometer (cents)	20.1	23.3
Passenger revenue per available seat kilometer (cents)	13.3	14.3
Operating revenue per available seat kilometer (cents)	14.4	15.6
Number of departures	237,287	268,540
Operating aircraft	107	106

     Our revenues are net of certain taxes, including state-value added taxes, Imposto sobre Circulação de Mercadorias e Serviços, or ICMS; federal social contribution taxes, including Programa de Integração Social, or PIS; and the Contribuição Social para o Financiamento da Seguridade Social, or COFINS. ICMS does not apply to passenger revenues. The average rate of ICMS on cargo revenues varies by state from 4% to 12%. As a general rule, PIS and COFINS are imposed at rates of 1.65% and 7.6%, respectively, of total revenues.

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

     The ANAC and the aviation authorities of the other countries in which we operate may influence our ability to generate revenues. In Brazil, the ANAC approves the concession of slots, entry of new companies, launch of new routes, increases in route frequencies and lease or acquisition of new aircraft. Our ability to grow and to increase our revenues is dependent on the receipt of approvals for new routes, increased frequencies and additional aircraft from the ANAC.

Operating Expenses

     We seek to lower our operating expenses by operating a standardized fleet with a single-class of service, having one of the newest fleets in the industry, utilizing our aircraft efficiently, using and encouraging low-cost ticket sales and distribution processes.

     The main components of operating expenses include those related to aircraft fuel, aircraft rent, aircraft maintenance, sales and marketing, and salaries, wages and benefits provided to employees, including provisions for our profit sharing plan.

     Our aircraft fuel expenses are higher than those of low-cost airlines in the United States and Europe because the Brazilian infrastructure to produce, transport and store fuel is expensive and underdeveloped, especially in the north and northeast regions of the country. In addition, taxes applicable to the sale of jet fuel are high and are passed along to us. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also linked to fluctuations in the exchange rate of the real versus the U.S. dollar. In 2008, fuel expenses represented 40.5% of our total operating expenses, as compared to 38.3% in 2007. In 2007 and 2008, the price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, varied significantly, reaching an all-time high of US$ 145 in March, 2008 and decreasing to US$ 44.60 per barrel at the end of 2008. We currently enter into short-term arrangements to hedge against increases in oil prices and foreign exchange fluctuations. We believe that we have an advantage compared to industry peers in Brazil in aircraft fuel expenses because we mainly use Boeing 737 Next Generation aircraft that are more fuel efficient than other aircraft in the industry. We expect these advantages to improve in the future due to the increase of our fleet of fuel efficient new Boeing 737-800 Next Generation aircraft.

     Our aircraft rent expenses are in U.S. dollars and have increased in line with the expansion of our operations. We also use short-term arrangements to hedge against exchange rate exposure related to our lease payment obligations. In addition, leases for 16 of our aircraft are subject to floating-rate payment obligations that are based on fluctuations in international interest rates. We currently have hedging policies in place to manage our interest rate exposure.

     Our maintenance, material and repair expenses consist of light (line) and scheduled heavy (structural) maintenance of our aircraft. Line maintenance and repair expenses are charged to operating expenses as incurred. Structural maintenance for aircraft leased under finance leases is capitalized and amortized over the life of the maintenance cycle. Structural maintenance for aircraft leased under operating leases is accrued at such time as the status of the maintenance does not meet the return condition stipulated in the lease. Once the maintenance is performed, accrual does not commence again until the maintenance status is reduced below the return condition. Since the average age of our operating fleet was 6.8 years at December 31, 2008 and most of the parts on our aircraft are under multi-year warranties, our aircraft have required a low level of maintenance and therefore we have incurred low maintenance expenses. Our aircraft are covered by warranties that have an average term of three to five years. The warranties on the aircraft we received in 2008 under our firm purchase order with Boeing will start expiring in 2013. Based on scheduled maintenance events, we experienced an increase in maintenance expenses in 2008. We expect our maintenance expenses to further increase due to the expiration of certain of our multi-year warranties and an increase in scheduled maintenance events in the near future. Thus, with regard to the accounting for aircraft maintenance and repair costs, our current and past results of operations may not be indicative of future results. Our Aircraft Maintenance Center in Confins, in the State of Minas Gerais is certificated for the maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s. We currently use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We believe that we have an advantage compared to industry peers in maintenance, materials and repairs expenses due to the use of Boeing 737 Next Generation aircraft that allows for phased maintenance as described in this annual report, and due to the internalization of our maintenance. We believe that this advantage will remain in the future.

     Our sales and marketing expenses include commissions paid to travel agents, fees paid for our own and third-party reservation systems and agents, fees paid to credit card companies and advertising. Our distribution costs are lower than those of other airlines in Brazil on a per available seat kilometer basis because a higher proportion of our customers purchase tickets from us directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. We generated 80% and 79% of our consolidated passenger revenues through our website in the years ended December 31, 2007 and 2008, respectively, including Internet sales through travel agents. For these reasons, we believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will remain in the future.

     Salaries, wages and benefits paid to our employees include annual cost of living adjustments and provisions made for our profit sharing plan. We have no seniority-related increases in these costs due to our salary structure. We believe that we have an advantage compared to industry peers in salaries, wages and benefits expenses due to generally lower labor costs in Brazil as compared to other countries. We believe that these advantages will continue to exist in the future.

     Aircraft and traffic servicing expenses include ground handling and the cost of airport facilities. Other operating expenses consist of general and administrative expenses, purchased services, equipment rentals, passenger refreshments, communication costs, supplies and professional fees.

     Our break-even load factor, which is the passenger load factor that will result in operating revenues being equal to operating expenses, decreased from 66.0% to 62.5% between 2007 and 2008. This decrease has been primarily due to an increase in yield, which resulted in an increase in revenues per available seat kilometer, partially offset by the decrease in utilization, which increased our cost per available seat kilometer, and spreading of fixed costs over a greater number of available seat kilometers which benefited also our cost per available seat kilometer.

Brazilian Economic Environment

     As a company with substantially all of its operations currently in Brazil, we are affected by general economic conditions in the country. While our growth since 2001 has been primarily driven by our expansion into new markets and increased flight frequencies, we have also been affected by macroeconomic conditions in Brazil. Our growth outpaced that of our primary competitors because of strong demand for our lower fare service. In 2008, we grew 11.6% in terms of revenue passenger kilometers. We believe the rate of growth in Brazil is important in determining our future growth capacity and our results of operations.

     Our results of operations are affected by currency fluctuations. The vast majority of our revenues are denominated in reais (with a small portion of our revenues from our international flights being denominated in other currencies), but a significant part of our operating expenses are either payable in or affected by the U.S. dollar, such as our aircraft operating lease payments, related maintenance reserves and deposits, and jet fuel expenses. Based on a statistical analysis of our first seven years of operations, we believe that our revenues are highly correlated with the real/U.S. dollar exchange rate and jet fuel prices because real fluctuations and increases in jet fuel prices are generally incorporated into the fare structures of Brazilian airlines. In 2008, 57% of our operating expenses (including aircraft fuel) are denominated in, or linked to, U.S. dollars and therefore vary with the real/U.S. dollar exchange rate. We believe that our foreign exchange and fuel hedging programs protect us against short-term swings in the real/U.S. dollar exchange rate and jet fuel prices. Overall, we believe that the combination of our revenue stream, with its correlation to movements in the real/U.S. dollar exchange rate, and short-term hedges on the U.S. dollar-linked portion of our expenses, will mitigate the adverse effect on our operating expenses of abrupt movements in the real/ U.S. dollar exchange rate

     Inflation has also had, and may continue to have, effects on our financial condition and results of operations. In 2008, 43% of our operating expenses (excluding aircraft fuel) were denominated in reais, and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation.

     In the second half of 2008, the Brazilian economy began to reflect the effects of the global financial markets and economic crisis, with slower GDP growth, a weakening real, increasing unemployment rates, decreasing liquidity and reduced consumer spending. This led to a slow down in the air transportation industry, which we expect to remain in the short term.

     The following table shows data for real GDP growth, inflation, interest rates, the U.S. dollar exchange rate and crude oil prices for and as of the periods indicated.

	December 31,

	2006	2007	2008

Real growth in gross domestic product	2.9%	5.4%	5.1%
Inflation (IGP-M)(1)	3.8%	7.7%	9.8%
Inflation (IPCA)(2)	3.1%	4.5%	5.9%
CDI rate(3)	13.2%	11.1%	13.5%
LIBOR rate(4)	5.4%	4.7%	1.4%
Depreciation (appreciation) of the real vs. U.S. dollar	(9.5)%	(20.7)%	32.2%
Period-end exchange rate—US$1.00	R$2.1380	R$1.7713	R$ 2.337
Average exchange rate—US$1.00(5)	R$2.1499	R$1.9483	R$1.8364
West Texas intermediate crude (per barrel)	US$61.05	US$96.00	US$ 44.6
Year end Increase (decrease) in West Texas intermediate crude (per barrel)	0.02%	57.2%	(53.5)%
West Texas Intermediate crude (average per barrel during period)	US$66.09	US$72.23	US$99.92
Average Increase (decrease) in West Texas Intermediate crude (per barrel)	16.8%	9.3%	(38.3)%
____________________

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

Critical Accounting Policies and Estimates

     The preparation of our consolidated financial statements in conformity with IFRS requires our management to adopt accounting policies and make estimates and judgments to develop amounts reported in our consolidated financial statements and related notes. We strive to maintain a process to review the application of our accounting policies and to evaluate the appropriateness of the estimates that are required to prepare our consolidated financial statements. We believe that our estimates and judgments are reasonable; however, actual results and the timing of recognition of such amounts could differ from those estimates. In addition, estimates routinely require adjustment based on changing circumstances and the receipt of new or better information.

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

     Accounting for Long-lived Assets. The following table shows a breakdown of Company’s long-lived asset groups along with information about estimated useful lives and residual values of these groups:

	Estimated Useful	Estimated Residual
	Life	Value

Aircraft and engines	20 years	20%
Ground property and equipment	5 to 10 years	0%

     In estimating the lives and expected residual values of its aircraft, the Company primarily has relied upon actual experience with the same or similar aircraft types and recommendations from Boeing, the manufacturer of the Company’s aircraft. Aircraft estimated useful lives are based on the number of “cycles” flown (one-take-off and landing). The Company has made a conversion of cycles into years based on both its historical and anticipated future utilization of the aircraft. Subsequent revisions to these estimates, which can be significant, could be caused by changes to the Company’s maintenance program, changes in utilization of the aircraft (actual cycles during a given period of time), governmental regulations related to aging aircraft, and changing market prices of new and used aircraft of the same or similar types. The Company evaluates its estimates and assumptions each reporting period and, when warranted, adjusts these estimates and assumptions. These adjustments are accounted for on a prospective basis through depreciation and amortization expense, as required by IFRS.

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

     Goodwill and Intangible Assets. Goodwill is tested for impairment annually by comparing the carrying amount to the recoverable amount at the cash-generating unit level. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in the Company’s impairment evaluations are consistent with internal projections and operating plans. Airport operating rights were acquired as part of the acquisition of VRG and were capitalized at fair value at that date and are not amortized. Those rights are considered to be indefinite due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. VRG tradenames were acquired as part of the VRG acquisition and were capitalized at fair value at that date. The tradenames are considered to have an indefinite useful life (and are not amortized) due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty and the continued use of the VARIG tradenames. The carrying values of the airport operating rights and tradenames are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. No impairment has been recorded to date. Costs related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis. The carrying value of these intangibles is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. The Company assesses at each balance sheet date whether a financial asset is impaired using discounted cash flow analyses, which considers the creditworthiness of the issuer of the security, as further described in Note 18 to our financial statements.

     Derivative Financial Instruments. The Company accounts for derivative financial instruments in accordance with IAS 39. In executing the risk management program, management uses a variety of financial instruments, including petroleum call options, petroleum collar structures, petroleum fixed-price swap agreements, and foreign currency forward contracts. The Company does not hold or issue derivative financial instruments for trading purposes.

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

     The Company also uses derivative financial instruments such as forward currency contracts and interest swaps to hedge its foreign market risks and interest rate risks, respectively. Derivative financial instruments are remeasured at fair value at each reporting date. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

     Since the majority of the Company’s derivative financial instruments for fuel are not traded on a market exchange, the Company estimates their fair values. The fair value of fuel derivative instruments, depending on the type of instrument, is determined by the use of present value methods or standard option value models with assumptions about commodity prices based on those observed in underlying markets. Also, since there is not a reliable forward market for jet fuel, the Company must estimate the future prices of jet fuel in order to measure the effectiveness of the hedging instruments in offsetting changes to those prices, as required by IAS 39.

     The fair value of forward currency contracts is the difference between the forward exchange rate and the contract rate. The forward exchange rate is referenced to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

     The Company designates certain of its derivative financial instruments for hedge accounting. These instruments are classified as cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment.

     At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

     The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in profit or loss. Amounts classified in equity are transferred to profit or loss when the hedged transaction affects profit or loss. If the hedged item is the cost of a non-financial asset or non-financial liability, the amounts classified in equity are transferred to the initial carrying amount of the non-financial asset or liability. If the firm commitment is no longer expected to occur, amounts previously recognized in equity are transferred to profit or loss. If the hedging instrument expires, is terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the firm commitment occurs. The Company’s outstanding derivative contracts are all designated as cash flow hedges for accounting purposes. While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being recorded in equity. All changes in fair value that are considered to be effective, as defined, are recorded in equity until the underlying exchange exposure is realized and fuel is consumed. Changes in fair value that are not considered to be effective are recorded in other income (expense), net in the statement of income. The Company measures the effectiveness of the hedging instruments in offsetting changes to the hedged item, as required by IAS 39. See Note 18 for further information on IAS 39 and derivative financial instruments.

     Derivative instruments that are not designated for hedge accounting treatment are classified as current or non-current or separated into a current and non-current portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows). Derivative instruments that are designated as, and are effective hedging instruments, are classified consistent with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and non-current portion only if a reliable allocation can be made.

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

     At the inception of the leases, our initial estimates of the maintenance expenses are equal to or in excess of the amounts required to be deposited. This demonstrates it is probable the amounts will be utilized for the maintenance for which they are to be deposited and the likelihood of an impairment of the balance is remote. Additionally, some of our lessors are agreeing that to replace the deposits with letters of credit and use the deposited funds to settle other amounts owed under the leases. Upon this amendment of the lease, we reevaluate the appropriateness of the lease accounting and reclassify the affected deposits as Other Deposits. We intend to pursue additional lease amendments. Many of our new aircraft leases do not require maintenance deposits.

     Based on the foregoing analysis, management believes that the amounts reflected on the consolidated balance sheet as Aircraft and Engine Maintenance Deposits are probable of recovery. There has been no impairment of our maintenance deposits. A summary of activity in the Aircraft and Engine Maintenance Deposits is as follows:

	2007	2008

	(in thousands of reais)
Beginning of year	263,647	322,354
Amounts paid in	113,942	142,282
Reimbursement of expense incurred	(47,437)	(71,141)
Reclassified to Other Deposits	(7,798)	(1,506)

End of year	322,354	391,989

     The estimated maintenance reserve deposits to be paid to the lessors and the estimated amounts to be charged to maintenance expense that will be reimbursed from the deposits, based on currently scheduled maintenance are set forth in the following table:

	2009	2010	2011	2012	2013

		(in thousands of reais)
Estimated Reserve Deposits	40,099	40,099	18,505	18,505	18,505
Estimated Reserve Reimbursements	50,773	37,399	26,159	26,654	26,654

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

     Revenue Recognition and Mileage Program. Passenger revenue is recognized either when transportation is provided or when the ticket expires unused. Tickets sold but not yet used are recorded as advance ticket sales. Advance ticket sales represents deferred revenue for tickets sold for future travel dates and estimated refunds and exchanges of tickets sold for past travel dates. A small percentage of tickets (or partial tickets) expire unused. The Company estimates the amount of future refunds and exchanges, net of forfeitures, for all unused tickets once the flight date has passed. These estimates are based on historical data and experience. Estimated future refunds and exchanges included in the air traffic liability account are compared with actual refund and exchange activities every month to monitor the reasonableness of the estimated refunds and exchanges.

     Since the acquisition of VRG, the Company operates a frequent flyer program, Smiles (“Mileage Program”) that provides travel and other awards to members based on accumulated mileage credits. The obligations assumed under the Mileage Program were valued at the acquisition date at estimated fair value that represents the estimated price the Company would pay to a third party to assume the obligation for miles expected to be redeemed under the Mileage Program. Outstanding miles earned by flying VRG or distributed by its non-airline partners (such as banks, credit card issuers and e-commerce companies) were revalued using a weighted-average per-mile equivalent ticket value, taking into account such factors as differing classes of service and domestic and international ticket itineraries, which can be reflected in awards chosen by Mileage Program members. The probability of air miles being converted into award tickets is estimated using a statistical method.

     The sale of passenger tickets by the Company includes air transportation and mileage credits. The Company’s sales of miles to business partners include marketing and mileage credits. The Company uses the deferred revenue model to account for its obligation for miles to be redeemed based upon the equivalent ticket value of similar fares. The Company accounts for all miles earned and sold as separate deliverables. The Company defers the portion of the sales proceeds that represents the estimated fair value of the award and recognizes that amount in cargo and other revenue when the award is provided. The excess of sale proceeds over the fair value of the award (which is mileage program marketing revenue) is recognized in cargo and other revenue, as applicable.

Results of Operations

Year 2008 Compared to Year 2007

     Our results of operations in 2008 were affected by the following key drivers:

     Macro-economic conditions: Record-high fuel prices in the first half of 2008 and a strong devaluation of the real against the U.S. dollar in the second half of 2008 have negatively affected our results of operations in 2008. Average crude oil WTI was up 38.3% year-over-year, from US$72.23 per barrel in 2007 against US$99.92 per barrel in 2008. In March 2008, crude oil WTI peaked at a historical record of US$145.29 per barrel. In the context of the global financial markets and credit crisis oil prices sharply decreased in the fourth quarter of 2008, with crude oil WTI closing in 2008 at US$44.60 per barrel. While the average exchange rate of the real against the U.S. dollar year over year decreased 5.6% from R$ 1.95 per US$1.00 in 2007 to R$1.84 per US$1.00 in 2008, the real depreciated 31.9% in absolute terms in the second half of 2008, from an all time high of R$1.56 per US$1.00 in July, 2008 to R$2.34 at year end 2008.

     VRG acquisition: In April 2007, we acquired VRG as part of our strategy to strengthen our market position with VRG’s route rights, airport operating rights and the largest passenger loyalty program in South America. The acquisition was approved by the ANAC on April 3, 2007 and by the Brazilian antitrust authority CADE on June 25, 2008. Until the CADE approval and the subsequent corporate restructuring, we had to operate two fully separate airlines until September 30, 2008, which resulted in lower overall load factors, an overlap in flight networks, increased operating and overhead costs and therefore lower efficiency for the year. In additon, the operational and technological integration of VRG caused substantial costs in 2008. The launch and cancellation of our long-haul operations to European destinations, a business we opportunistically entered into at the end of 2007, did not prove successful and resulted in lower than expected revenues and higher than expected operating and administrative costs. Meanwhile, we were not able to return or sublease all of the seven Boeing 767 wide-body aircraft, all of which we stopped operating during the second half of 2008. Our corporate restructuring took place in September 2008, which allowed us, commencing in the last quarter of 2008, to consolidate our flight network, standardize our aircraft maintenance and optimize employee allocation by standardizing job positions, responsibilities and salaries. We were, as a consequence, able to achieve operating income of R$53.9 million for the last quarter of 2008.

     Low fleet utilization and higher fares: Due to the above factors, our results of operations in 2008 were atypical, with a 32.2% increase in average fares and a reduction in block hours from 13.8 in 2007 to 12.1 in 2008. The cancellation of our long-haul operations and the increase in the minimum turnaround time for our aircraft led to the 1.7 block hours reduction in our aircraft utilization and a reduction from nine flight legs per day in 2007 to seven flight legs per day in 2008. On a cost per available seat kilometer basis, this effect was partially offset by our 19.7% increase in available seat kilometers in 2008. Increased fuel expenses led us to increase average fares by 32.3%, which increased our yields and revenues per available seat kilometers.

     We present in the following table information regarding our results of operations in IFRS in 2008 and 2007.

	Year Ended December 31,

	2007	2008

	(in R$, except where indicated)
	(in thousands)
Income Statement Data:
Net operating revenues:
Passenger	4,566,691	5,890,104
Cargo and other	374,293	516,089

Total net operating revenues	4,940,984	6,406,193
Operating expenses:
Salaries, wages and benefits	(799,344)	(983,783)
Aircraft fuel	(1,898,840)	(2,630,834)
Aircraft rent	(525,785)	(645,089)
Sales and marketing	(367,866)	(588,735)
Landing fees	(273,655)	(338,370)
Aircraft and traffic servicing	(348,732)	(422,177)
Maintenance, materials and repairs	(339,281)	(388,030)
Depreciation	(62,548)	(125,127)
Other operating expenses	(315,068)	(372,696)

Total operating expenses	(4,931,119)	(6,494,841)

Operating income (loss)	9,865	(88,648)

     We incurred operating losses of R$88.6 million in 2008, compared to operating profit of R$9.9 million in 2007. Our operating margin in 2008 was a negative 1.4%, and break-even in 2007. We reported a net loss for the year 2008 of R$1,239.3 million compared to profit of R$167.3 million for 2007. Losses before income tax were R$1.195.0 million in 2008 compared to income before income tax of R$200.9 million in 2007.

     Net Operating Revenues. Net operating revenues increased 29.0% to R$6,406.2 million in 2008, due primarily to a 15.5% increase in yield from R$20.14 cents in 2007 to R$23.27 cents in 2008. The increase in yield was mainly due to a 32.3% increase in average fares from R$198 in 2007 to R$262 in 2008, reflecting higher fuel prices during the first nine months of 2008. For the fourth quarter, yields remained at high levels due to better yield management under our new integrated route network that eliminated overlapping routes and schedules between the former Gol and Varig route networks. For the same reasons, our operating revenue per available seat kilometer increased by 8.3% from R$14.38 cents in 2007 to R$15.58 cents in 2008.

     Revenue passenger kilometers increased 11.6% from 22,670 million in 2007 to 25,308 million in 2008, while the number of enplaned passengers increased 8.3% from 23,689 in 2007 to 25,664 in 2008. Our revenue passenger kilometers growth in 2008 was mainly driven by a 13.2% increase in the number of departures from 237,287 in 2007 to 268,540 in 2008.

     A 20.1% increase in the average number of operating aircraft from 88.6 in 2007 to 106.4 in 2008 resulted in a 19.7% increase in operating capacity, or available seat kilometers, from 34,349 million in 2007 to 41,107 million in 2008 and a 13.2% growth in departures from 237,287 in 2007 to 268,540 in 2008.

     Our load factor decreased 4.4 percentage points from 66.0 in 2007 to 61.6 in 2008, mainly due a 19.7% increase in available seat kilometers and the inefficiency resulting from our parallel operation of two airline companies with partly overlapping route networks until October 2008.

     Our ancillary revenues are derived from the Gollog and Voe Fácil businesses as well as ticket change fees, excess baggage charges, charter service revenues and other incidental services, and are an increasingly important part of our revenue composition. Our ancillary and other revenues increased 37.9% from R$374.3 million in 2007 to R$516.1 million in 2008 representing 8.1% of our total revenues, mainly due to higher revenues from cargo transportation.

     Operating Expenses. Operating expenses per available seat kilometer increased 10.1% to R$15.80 in 2008, primarily due to (i) the costs related to the integration of VRG in 2008, mostly related to non-recurring costs for closing of inter-continental long haul routes, aircraft return (Boeing 737-300 and Boeing 767 aircraft) and downtime (Boeing 767 aircraft) expenses and the implementation of a new integrated sales system and (ii) unfavorable macro-economic conditions. Operating expenses per available seat kilometer excluding fuel increased by 6.5% to R$9.40 in 2008.

     Our breakeven load factor decreased 3.4 percentage points to 62.5% in 2008 compared to 65.9% in 2007, primarily due to an increase in yield, which resulted in an increase in revenue per available seat kilometer, partially offset by the decrease in utilization, which increased our cost per available seat kilometer. Our breakeven load factor was also impacted by the spreading of fixed costs over a greater number of available seat kilometers which benefited our cost per available seat kilometer.

     The breakdown of our operating expenses on a per available seat kilometer basis in IFRS for 2008 compared to 2007 is as follows.

	Year Ended December 31,

	2007	2008

	(cost per available seat
	kilometer in R$ cents)
Operating expenses:
Salaries, wages and benefits	2.33	2.39
Aircraft fuel	5.53	6.40
Aircraft rent	1.53	1.57
Sales and marketing	1.07	1.43
Landing fees	0.80	0.82
Aircraft and traffic servicing	1.02	1.03
Maintenance materials and repairs	0.99	0.94
Depreciation and amortization	0.18	0.30
Other operating expenses	0.92	0.91

Total operating expenses	14.36	15.80

Cost per flight hour	14.62	16.84

      Salaries, wages and benefits increased 23.1%, or R$184.4 million, due to a 5% cost of living increase on salaries effected in December 2007, the 20.1% increase in the average number of operating aircraft from 88.6 in 2007 to 106.4 in 2008, and the 1.2% increase in the number of employees in the year over year comparison. Salaries, wages and benefits per available seat kilometer increased 2.6% due to the same reasons, although diluted by the increase in available seat kilometers in 2008.

     Aircraft fuel expense increased 38.5%, or R$732.0 million, primarily due to a 38% increase in WTI fuel prices, a 16% increase in fuel consumption derived from the increase in departures and capacity, and the devaluation of the real against the U.S. dollar in the second half of 2008. Aircraft fuel expense per available seat kilometer increased 15.7% due to the same reasons, although diluted by the increase in available seat kilometers in 2008.

     Aircraft rent, which we incur in U.S. dollars, increased 22.7%, or R$119.3 million, due to a 20.1% increase in the average number operating aircraft from 88.6 in 2007 to 106.4 in 2008 and the devaluation of the real against the U.S. dollar in the second half of 2008. During the second half of 2008, we stopped operating our seven Boeing 767 aircraft, which we expect to return or sublease during 2009. Aircraft rent per available seat kilometer increased only 2.6% as the cost increase was offset by the 19.7% increase in available seat kilometers in 2008.

     Sales and marketing expense increased 60.0%, or R$220.9 million, resulting from (i) expenses incurred in operating both Gol and Varig as separate airlines until our corporate reorganization, (ii) the launch in 2008 of a new integrated sales system that improved the purchasing process, identifies operating and performance synergies and improves the performance and quality of the online sales service, and (iii) an increase in sales incentives mainly during the first nine months of 2008. Sales and marketing per available seat kilometer increased 34.0% due to the same reasons, although diluted by the increase in available seat kilometers in 2008.

     Landing fees increased 23.6%, or R$64.7 million, mainly due to the 13.2% increase in departures. Landing fees per available seat kilometer increased 2.5% due to the same reasons, although diluted by the increase in available seat kilometers in 2008. Aircraft and traffic servicing expense increased 21.0%, or R$73.4 million, primarily due to an increase of 20.1% in the average operating fleet, from 88.6 in 2007 to 106.4 in 2008, higher departures and lower average stage length. Aircraft and traffic servicing expense per available seat kilometer remained flat reflecting the full dilution of these expenses by the increase in available seat kilometers.

     Maintenance, materials and repairs increased 14.4%, or R$48.7 million, due to an increase in scheduled aircraft maintenance events during the year, reflecting (i) the larger average operating fleet and lower average stage length, which reduced scheduled maintenance periods and (ii) extraordinary expenses related to returned aircrafts during the second half of 2008. Maintenance, materials and repairs per available seat kilometer decreased 5.1% primarily due to the same reasons, although diluted by the increase in available seat kilometers in 2008.

     Depreciation and amortization increased 100% or R$62.6 million, due primarily to the increase in fixed assets resulting from the addition of 12 aircraft to our consolidated fleet during the last quarter of 2007, including four 767-300ERS operated under finance leases. This increased our total fixed assets to be depreciated during 2008, and also caused an increase in rotables and other parts and inventories for maintenance purposes. Depreciation and amortization per available seat kilometer increased 66.7% due to the same reasons, although diluted by the increase in available seat kilometers in 2008.

     Other operating expenses increased 22.0%, or R$59.5 million, due to costs related to closing of international bases in 2008, an increase in insurance expenses and expenses related to cancelled flights and crew lodging expenses, especially during the first nine months of 2008. Other operating expenses per available seat kilometer decreased 3.2% due to the same reasons, although diluted by the increase in available seat kilometers in 2008.

     Financial expenses totaled R$1,106.4 million, compared to a financial income of R$191.0 million in 2007, mainly as a result of non-cash foreign exchange variation loss of R$757.5 million due to the devaluation of the real against the U.S. dollar in the second half of 2008, and to fuel and currency hedge losses of R$131.8 million in the year.

     Income Taxes. Income tax expenses increased 31.9%, or R$10.7 million in 2008, as compared to 2007, mainly due to the fact that, in 2008, our prior operating subsidiary GTA had taxable profits for the nine months ended September 30, 2008, which could not be offset against losses in the operations of VRG, a separate legal entity until the execution of our corporate restructuring in September 2008. For further detail on our income tax expenses, see note 5 to our financial statements as of and for the year ended December 31, 2008 included herein.

B. Liquidity and Capital Resources

Liquidity

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

     The following table sets forth certain key liquidity data in IFRS at the dates indicated:

	At December 31,

	2007	2008	% Change

		(in millions of reais)
Real Denominated	2,296.6	936.5	(59.2)%
Cash and Cash Equivalents, Short Term	1,393.5	591.6	(57.5)%
Investments and Restricted Cash
Short-term Receivables	903.1	344.9	(61.8)%
Foreign Exchange Denominated	695.5	957.2	37.6%
Pre-Delivery Deposit Advances	695.5	957.2	37.6%
Total Liquidity	2,292.1	1,893.7	(17.4)%

     At December 31, 2008, cash and investments were R$591.6 million, including R$176.7 million in restricted deposits that guarantee a portion of BNDES, BDMG and hedge operations. The balance of R$414.9 million is invested in immediate liquid assets. The decrease in total liquidity as compared to 2007 is mostly due to negative operating results in 2008 as discussed above under “—Results of Operations”.

     Short-term receivables include credit card sales, the Voe Fácil installment payment program, accounts receivables from travel agencies and cargo transportation. At the end of 2008, we prepaid a working capital loan in the amount of R$467 million with short-term receivables discounted to their present value, which resulted in a 62.4% decrease in our short-term receivables on December 31, 2008 as compared to December 31, 2007.

     At December 31, 2008, we had R$957.2 million deposited with Boeing as advances for aircraft acquisitions, an increase of 37.6% as compared to December 31, 2007, mainly due to an increase in aircraft to be received from Boeing under our fleet plan.

     As a result, our total liquidity was R$1,893.7 million at December 31, 2008 as compared to R$2,292.1 at December 31, 2007.

Cash Flow Analysis

     Operating Activities. Our strategy is to rely primarily on cash flows from operations to provide working capital for current and future operations. In 2008, we generated R$166.9 million cash from our operating activities. Excluding, however, the prepayment of a R$467 million working capital loan with short-term receivables, we would have a use of operating cash of R$300.1 million in 2008 (instead of the operating cash provided of R$166.9 million), mainly due to our operating losses in 2008. In 2007, the year in which we acquired VRG, we used cash of R$141.5 million in our operating activities due to net operating losses in 2007. We expect to return to positive operating cash flow generation in 2009.

     Our operating cash flows are affected by the requirement under the terms of certain of our aircraft operating lease agreements that we establish maintenance reserve deposit accounts for our aircraft that must be funded at specified levels. At December 31, 2008, we had R$745.3 million of deposits under our aircraft operating leases for maintenance. Funds will be drawn from the maintenance reserve accounts to reimburse for certain structural maintenance expenditures incurred. We believe the amounts deposited and to be deposited plus our own cash resources will be sufficient to service our future aircraft and maintenance costs for the duration of the applicable operating leases

     Investing Activities. During 2008, capital expenditures were R$436.9 million, which included expenditures of R$261.7 million of pre-delivery deposits (PDP) for aircraft acquisitions. Cash generated in our investing activities totaled R$40.7 million, which included the PDP capital expenditures and R$574.8 million of net investments in liquid financial assets. During 2007, capital expenditures were R$742.7 million, which included expenditures of R$201.5 million for the VRG acquisition (net of cash acquired), R$541.2 million related to acquisitions of property and equipment which included R$255.3 million of pre-delivery deposits for aircraft acquisitions. Cash used in our investing activities in 2007 was R$190.3 million, which included the capital expenditures described above and R$566.9 million of net investments in liquid financial assets.

     Financing Activities. The following table sets forth our loans and financings in IFRS at December 31, 2008 and 2007:

	At December 31

	2007	2008	% Change

	(in millions of reais)
Loans	1,155.3	695.0	(33.7)%
Aircraft Financing	1,099.6	2.271.3	106.6%
Interest	19.1	25.6	34.0%
Perpetual Bonds	332.3	414.4	24.7%

Total Loans and Financing	2,606.3	3,406.3	131.5%

     At the close of fiscal year 2008, our total debt was R$3.4 billion, with an average term of 7.2 years and an average rate of 12.0% for obligations in local currency and of 6.0% for U.S. dollar denominated obligations. Excluding our perpetual bonds, which have no maturity date, total loans and financing totaled R$3.0 billion at the end of 2008. The increase in total debt in 2008 was primarily due to the year-end over year-end devaluation of the real against the U.S. dollar, and, to a lesser extent, the addition of six aircraft to the portfolio of financial leasing agreements that changed from 19 to 25 aircraft in 2008.

     Loans* (excluding aircraft financings):

	At December 31

	2007	2008	% Change

	(in millions of reais)
Short-term
Real Denominated Loans	511.8	66.8	(86.9)%
Working Capital	496.8	50.0	(89.9)%
BNDES(1)	15.0	14.2	(5.3)%
BDMG(2)	—	2.6	NA
Foreign Currency Denominated Loans	124.1	19.5	NA
Security Floating Rate Bank Loans	106.3	—	NA
IFC(3)	17.8	19.5	9.6%
Total Short-term	635.9	86.3	NM

Long-term
Real Denominated Loans	65.0	49.2	(24.3)%
BNDES(1)	50.8	36.6	(28.0)%
BDMG(2)	14.2	12.6	(11.3)%
Foreign Currency Denominated Loans	454.4	559.5	23.1%
IFC(3)	73.8	77.9	5.6%
Senior Notes	380.6	481.6	26.5%
Total Long-term	519.4	608.7	17.2%
Total Loans ex-perpetual bonds	1,155.3	695.0	(38.9)%
Perpetual Bonds**	332.3	414.4	24.7%
Loans - including perpetual bonds	1,487.6	1,109.4	(25.4)%

*	Does not include interest
**	No maturity term bonds
(1)	Credit line with Banco Nacional de Desinvolvimento Economico e Social (the Brazilian Development Bank)
(2)	Credit line with Banco de Desinvolvimento Minas Gerais (Minas Gerais State Development Bank)
(3)	Credit line with International Finance Corporation)

Aircraft Financings*:

	At December 31,

	2007	2008	% Change

	(in millions of reais)
Short-term (Foreign Currency)
Pre Delivery Deposits (PDP)	169.2	697.7	312.4%
Financial Leasings	67.4	157.9	134.3%
Total Short-term (Foreign Currency)	236.6	855.6	261.6%
Long-term (Foreign Currency)
Pre Delivery Deposits (PDP)	174.4	—	(100.0)%
Financial Leasings	688.5	1,415.7	NA
Total Long-term (Foreign Currency)	863.0	1,415.7	64.0%
Total Aircraft Financings*	1,099.6	2,271.3	106.6%

* Does not include interest

     On December 31, 2008, aircraft financing debt totaled R$2.3 billion, including:

  Pre-delivery deposits (PDP) for aircraft acquisition prepayments totaling R$697.7 million; 100% of these financings is refinanced in a combination of both sale and lease-back transactions and long-term debt with financial institutions, backed by the U.S. EX-IM Bank.

  Finance leases totaled R$1,573.6 million and are paid in monthly installments with funds generated from our operations. Financial expenses related thereto are booked as financial expenses on the income statement.

     Total short-term debt for 2008 (excluding the Pre-Delivery Deposit Facility) adding finance leases of R$157.9 million, interest of R$25.6 million and loans of R$86.2 million, is R$269.7 million.

     Long term financings in the aggregate amount of R$695 million at December 31, 2008 contain customary covenants and restrictions, including but not limited to those that require us to maintain defined debt liquidity and interest expense coverage ratios. At December 31, 2008, we were compliant with all restrictive covenants.

The following table sets forth the maturities and interest rates of our indebtedness in IFRS:

Maturities and Interest		Contractual	Effective	Currency
	Maturity	Interest	Interest p.a.
Working Capital	Aug/09	15.0%	15.0%	Real
BNDES	Jul/12	TJLP +2.65%	8.9%	Real
BDMG	Jan/14	IPCA +6%	12.79%	Real
Bank Loans	Dec/08	-	-	Real
IFC Loan	Jul/13	Libor +1.875%	5.50%	U.S. dollar
Senior Notes	Apr/17	7.50%	7.50%	U.S. dollar
PDP Facility	Dec/09	Libor + 0.5%	3.51%	U.S. dollar
Perpetual Bonus	n/a	8.75%	8.75%	U.S. dollar

The following table sets forth the loans and financings amortization schedule in IFRS:

Loans and Financing Amortization Schedule						After
	2009	2010	2011	2012	2013	2013	Total
			(in R$ millions)
Real Denominated	66.7	17.7	17.7	10.4	3.1	0.2	116.0
BDMG	2.6	3.1	3.1	3.1	3.1	0.2	15.2
BNDES	14.2	14.7	14.7	7.3	-	-	50.8
Working Capital	50.0						50.0
Foreign Currency Denominated	19.5	19.5	19.5	19.5	19.5	481.6	579.0
IFC	19.5	19.5	19.5	19.5	19.5	-	97.4
Senior Notes	-	-	-	-	-	481.6	481.6
Total*	86.2	37.2	37.2	29.9	22.6	481.8	695.0

*excluding interest expenses and aircraft financing

     For further information on our financing activities, see note 19 to our consolidated financial statements as of and for the year ended December 31, 2008.

      We declared aggregate dividends of R$36.4 million, net of taxes, for the fiscal year 2008. We declared dividends of R$302.8 million (of which R$144.6 were paid as interest on equity) for the fiscal year 2007.

     On March 20, 2009, our board of directors approved a capital stock increase issuing 6,606,366 voting and 19,487,356 non-voting shares to improve the company’s cash position and capital structure and to ensure the level of investments planned. The voting and non-voting shares will be issued at R$7.80 per share. Our controlling shareholders have fully subscribed and paid for their portion of the capital increase in an amount of R$150.0 million. If fully subscribed, the capital increase will total R$203.5 million.

Capital Resources

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

     Our growth plans contemplate operating 127 aircraft by the end of 2012. As of December 31, 2008, we had firm purchase orders with The Boeing Company for 94 737-800 Next Generation aircraft as of December 31, 2008 and we have options to purchase an additional 36 737-800 Next Generation aircraft. Committed expenditures for these aircraft, based on aircraft list price and including estimated amounts for contractual price escalations and pre-delivery deposits, are US$170.5 million in 2009, US$139.1 million in 2010, US$177.9 million in 2011, US$235.0 million in 2012 and US$722.5 million in 2013. We expect to meet our pre-delivery deposits by using long term loans from private financial institutions guaranteed by triple A rated institutions and capital markets financings such as long term and perpetual bonds.

     The firm aircraft orders represent a significant financial commitment for us. Pending the application of the proceeds from financing activities, we have invested these proceeds in overnight deposits and deposit certificates with highly-rated Brazilian banks and short-term investments, mainly highly-rated Brazilian government bonds.

     We expect that the continuance of the commitment to us from the Export-Import Bank of the United States to provide guarantees covering 85% of the aggregate purchase price for the firm order aircraft will assist us in obtaining low-cost financing for the purchase of the firm order aircraft. The remaining 15% of the aggregate purchase price for the firm order aircraft is expected to be funded by our cash or other financing alternatives. To the extent that we do not have sufficient cash resources to do so, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would have an adverse impact on the execution of our strategy and business. The Company believes that it has and will in the future have appropriate funding resources available with the combination of U.S. Eximbank supported financing, local development bank funding and sale and leaseback transactions. As a result, we believe that the subprime credit crisis in the United States will not affect our financial position and ability to finance our operations and the acquisition of aircraft.

Recent Accounting Pronouncements

     The following new accounting standards or amendments to accounting standards, which are not yet effective and have not been adopted in the financial statements included in this annual report, will be adopted in future financial statements, if applicable.

  Amendment to IFRS 2 - Share-based payments: vesting conditions and cancellations (effective January 1, 2009). This amendment clarifies the accounting treatment of cancellations and vesting conditions. The introduction of this amendment will not impact the Company’s financial statements.

  IFRS 3 (Revised) - Business Combinations (effective July 1, 2009). This standard deals with how an acquirer recognizes measures and discloses in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The objective is to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The impact on the Company will be dependent on the nature of any future acquisition.

  Amendment to IAS 1 - Presentation of Financial Statements, a revised presentation (effective January 1, 2009). This amendment sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. IAS 1 will impact the presentation of the financial statements of the Company. However, this impact is not expected to be significant.

  Amendment to IAS 27 - Consolidated and Separate Financial Statements (effective July 1, 2009). The objective of this amendment is to enhance the relevance, reliability and comparability of the information that a parent entity provides in its separate and consolidated financial statements. The introduction of this amendment will impact the Company’s reporting although this impact is not expected to be significant.

  On May 22, 2008 the IASB published the Improvements to International Financial Reporting Standards 2008, which contains 24 amendments to IFRS that result in accounting changes for presentation, recognition or measurement purposes and 11 terminologies or editorial amendments that will have only minimal or no effects on accounting. All amendments are effective January 1, 2009, except for the amendment to IFRS 5, “Non-current assets held for sale and discontinued operations - plans to sell a controlling interest in a subsidiary,” (effective July 1, 2009). None of these amendments are expected to have a significant impact on Company’s financial statements.

     In addition, the Company does not expect the following new accounting standards or amendments will impact the Company’s financial reporting:

  IFRS 8 - Operating Segments was issued in November 2006 replacing IAS 14, Segmental Reporting (effective January 1, 2009).

  IFRIC 15 - Agreements for the Construction of Real Estate (effective January 1, 2009).

  IFRIC 16 - Hedges of a Net Investment in a Foreign Operation (effective January 1, 2009).

  Amendment to IAS 32 and IAS 1 - Puttable Financial Instruments and Obligations arising on Liquidation (effective January 1, 2009).

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

D. Trend Information

     We continue to invest in our successful low-cost business model and will continue to evaluate opportunities to expand operations by adding new flights in Brazil, as well as expanding to other high traffic centers in South America. Although we have a flexible fleet plan that allow us to manage our capacity growth according to market growth, the company expects to benefit from economies of scale as we continue to renew and standardize our fleet and further improve and integrate its highly efficient operating network. We expect to reduce our non-fuel cost per available seat kilometer (CASK) over time as we continue to reduce the age of our fleet, increase the utilization of our aircraft, benefit from the cost savings through the aircraft maintenance center and improve upon our cost-efficient distribution channels. We also expect to grow revenues from the Gollog cargo transportation business, the Smiles loyalty program and other ancillary revenues, such as the Voe Fácil installment payment program. The air passenger transportation market in Brazil remains under-penetrated and increasing the number of available seats at low fares is important for the continued development of the sector and the economy.

E. Off-Balance Sheet Arrangements

     None of our operating lease obligations are reflected on our balance sheet. At December 31, 2008, we had 90 aircraft recognized as finance leases on our balance sheet. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

F. Tabular Disclosure of Contractual Obligations

Our non-cancelable contractual obligations at December 31, 2008 included the following:

		Less than 1			More than
	Total	Year	1-3 Years	3-5 Years	5 Years

		(in thousands of reais)
Aircraft and engine operating leases	4,675,420	916,298	1,638,827	1,442,091	678,204
Aircraft capital leases	2,075,726	222,222	442,811	438,375	972,318
Short-term borrowings	50,000	50,000	-	-	-
Long-term borrowings(1)	608,756	-	74,448	52,469	481,839
Pre-delivery deposits	842,667	170,530	316,953	348,441	6,743
Aircraft purchase commitments	15,820,109	1,958,781	5,135,243	5,615,345	3,110,740

Total	24,072,678	3,317,831	7,608,282	7,896,721	5,249,844

(1) Does not include issuance of US$200 million (R$414.4 million) perpetual notes on April 5, 2006.

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

     Our management and board of directors is supported and advised by a number of committees which comprise highly specialized and qualified individuals. These committees actively participate in the strategic and other decisions of our day to day management and we believe they add substantial value to our business. We currently have corporate governance and nomination, audit, people management policies, risk policies, financial policy, and accounting and financial statements committees comprised of members of our board of directors and non-board members.

     We are committed to achieving and maintaining high standards of corporate governance. In working towards this goal, we have established a corporate governance and nomination committee to monitor and make recommendations with respect to corporate governance “best practices” to our board of directors. In addition, in connection with listing as a Level 2 company on the BOVESPA, we have entered into an agreement with the BOVESPA to grant certain additional rights not required of Level 2 companies to our shareholders, such as tag-along rights offering our preferred shareholders 100% of the price paid per common share of controlling block shareholders. We conduct our business with a view towards transparency and the equal treatment of all of our shareholders. We have implemented policies to help to ensure that all material information that our shareholders require to make informed investment decisions is made available to the public promptly and that we at all times accurately reflect the state of our operations and financial position through press releases, filings with the SEC and Brazilian Securities Commission (“CVM”), and by keeping the investor relations section of our website current and complete. We have also adopted formal policies that restrict trading in our preferred shares by company insiders.

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

Board of Directors

     Our board of directors is dedicated to providing our overall strategic guidelines and, among other things, is responsible for establishing our general business policies and for electing our executive officers and supervising their management. Currently, our board of directors is comprised of eight members. Three of the board members qualify as independent based upon New York Stock Exchange criteria. The board of directors meets an average of five times per year or whenever requested by the president or three members of our board of directors.

     Under the Brazilian corporation law, each director must hold at least one of our common or preferred shares and be a Brazilian resident, and is elected by the holders of our common shares at the Assembléia Geral, or the annual general meeting of shareholders. There are no provisions in our by-laws restricting (i) a director’s power to vote on a proposal, arrangement or contract in which such director is materially interested, or (ii) the borrowing powers exercisable by our directors from us. However, under the Brazilian corporation law, a director is prohibited from voting on any matter in which such director has a conflict of interest with our company.

     Additionally, under the Brazilian corporation law, shareholders of publicly traded companies, such as we are, who together hold non-voting or voting-right restricted preferred shares representing at least 10% of our total share capital for at least three months are entitled to appoint one member of our board of directors.

     Under our by-laws, the members of the board of directors are elected by the holders of our common shares at the annual general meeting of shareholders. Members of our board of directors serve simultaneous one-year terms and may be re-elected. The terms of our current directors expire in April 2010. Our by-laws do not provide for a mandatory retirement age for our directors.

      The following table sets forth the name, age and position of each member of our board of directors. A brief biographical description of each member of our board of directors follows the table.

Name	Age	Position

Alvaro de Souza	60	Chairman
Constantino de Oliveira Junior	40	Director
Henrique Constantino	37	Director
Joaquim Constantino Neto	44	Director
Ricardo Constantino	46	Director
Antonio Kandir	55	Director
Luiz Kaufmann	63	Director
Richard F. Lark Jr.	42	Director

     Alvaro de Souza has been a member of our board of directors since August 2004 and became our chairman of the board in April 2009. Mr. Souza is an officer of AdS—Gestão, Consultoria e Investimentos Ltda., chairman of the board of directors of Unidas S/A , chairman of the board of directors of World Wildlife Group (WWF), co-chairman of the board of directors of Quinsa (Argentina) and member of the audit committee of AMBEV. He was Chief Executive Officer of Citibank Brazil from 1991 to 1994 and an Executive Vice-President of Citigroup in New York from 1995 to 2003. Mr. Souza holds a bachelor’s degree in Economics and Business Administration from Pontifícia Universidade Católica de São Paulo. Mr. Souza is an independent member of our board of directors under the requirement of the SEC and NYSE listing standards and is a member of our audit committee.

     Constantino de Oliveira Junior has been a member of GOL’s board of directors and its Chief Executive Officer since the Company was founded in 2001. Mr. de Oliveira introduced the “low-cost, low-fare” concept to the Brazilian airline industry and was named “Most Valuable Executive” by the Brazilian newspaper Valor Econômico in 2001 and 2002. He was also elected the Leading Executive in the logistics sector by the readers of Gazeta Mercantil, a Brazilian financial newspaper, in 2003, and in 2008, was named a “Distinguished Executive” in the Air Transportation category at the GALA (Latin American Aeronautics Gallery) awards, sponsored by IATA (International Air Transport Association. Prior to joining GOL, Mr. de Oliveira served as an officer of the Áurea group (1994-2000). Mr. de Oliveira studied Business Administration at the Universidade do Distrito Federal and attended the Executive Program on Corporate Management for Brazil conducted by the Association for Overseas Technical Scholarships.

     Henrique Constantino has been a member of our board of directors since March 2004. Mr. Constantino has also been a member of the board of directors of Gol since 2003. He has been the chief financial officer of the Áurea group since 1994 and is an officer of Comporte S.A. He participated in the creation of Gol and served as its chief financial officer from January 2001 to March 2003, when he became a member of the board. Mr. Henrique Constantino is also a member of the board of directors of Providência S.A. and BR Vias S.A. Mr. Constantino has a law degree from CEUB—Centro de Ensino Unificado de Brasília and has a post-graduate degree in Business Administration from EAESP—FGV (Fundação Getúlio Vargas—São Paulo). Mr. Constantino is a member of our Risk Policies Committee, People Management Policies Committee and our Financial Policy Committee.

     Joaquim Constantino Neto has been a member of our board of directors since March 2004. Mr. Constantino has been a member of the board of directors of Gol since 2001. He has been the chief operations officer of the Áurea group since 1994. From 1984 to 1990, he was in charge of operations of Reunidas Paulista. Since 1990 to the present, he has been the President of Breda Serviços, a bus transportation company. Mr. Joaquim Constantino Neto is also member of the board of directors of Providência S.A.

     Ricardo Constantino has been a member of our board of directors since March 2004. Mr. Constantino has been a member of the board of directors of Gol since 2001. He has been the chief technical and maintenance officer of the Áurea group since 1994.

     Antonio Kandir has been a member of our board of directors since August 2004. Mr. Kandir is an economic consultant Mr. Kandir is also partner of Governança e Gestão and is a member of the board of directors of Medial Saúde and Providência S.A. Mr. Kandir served in the Brazilian government as a Federal Lower House Representative for two terms of office, and served as Planning and Budget Minister and Secretary of Economic Policy and President of the Privatization Council. He has a bachelor degree in production engineering from the Escola Politécnica at USP and bachelors, masters and doctoral degrees in Economics from Unicamp. Mr. Kandir is an independent member of our board of directors under the requirement of the SEC and NYSE listing standards and is a member of our audit committee.

     Luiz Kaufmann has been a member of our board of directors since December 2004. Mr. Kaufmann is the Managing Partner of L. Kaufmann Consultores Associados, and member of the board of directors of Providência S.A. Mr. Kaufmann has presided over several companies such as Aracruz Celulose S.A., Vésper, Petropar, Grupo Multiplic, Arthur D. Little, and was a partner at GP Investimentos. He was a member of several companies’ board of directors, including Pioneer Hi-Bred International, América Latina Logística and Lojas Americanas. He was a member of the Global Corporate Governance Advisory Board, which was comprised of 20 internationally renowned business leaders from 16 different countries, created to advance knowledge on the roles and responsibilities of boards of directors of international companies. Mr. Kaufmann is an independent member of our board of directors under the requirement of the SEC and NYSE listing standards. He is a member of our audit committee and our audit committee financial expert as defined by the current SEC rules.

     Richard F. Lark, Jr. has been a member of our board of directors since June 2008. Mr. Lark served as our executive vice president, chief financial officer and investor relations officer from April 2003 to June 2008. He is also president of Endurance Capital Partners S.A and chairman of the board of directors of Bioclean Energy Brasil S.A. and Sequoia Desenvolvimento Imobiliária S.A. From 2000 to 2003, Mr. Lark served as chief financial officer of Americanas.com, one of the leading Brazilian e-commerce companies. Prior to joining Americanas.com, Mr. Lark was a vice president in the investment banking division of Morgan Stanley & Co. in New York and São Paulo from 1994 to 2000, an investment associate at Citicorp Chile in 1993 and a financial analyst at The First Boston Corporation in New York and London from 1988 to 1990. Mr. Lark was a member of the Board of Governors of the American Society of São Paulo from 2003 to 2008, having served as its president during 2005-2007. Mr. Lark holds a Master in Business Administration degree from the Anderson School at The University of California at Los Angeles (UCLA), class of 1994, and bachelor degrees in philosophy and finance and business economics from The University of Notre Dame, class of 1988. Mr. Lark is a member of our Risk Policies Committee, Financial Policy Committee, and Accounting and Financial Statements Policies Committee.

     Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are brothers. Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino control our major shareholder Fundo de Investimento em Participações Asas on an equal basis.

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

     Under our by-laws, we must have at least two and at most seven executive officers that are elected by the board of directors for a one-year term. Any executive officer may be removed by the board of directors before the expiration of his term. The current term of all our executive officers ends in March 2010.

     The following table sets forth the name, age and position of each of our executive officers elected in March 2008. A brief biographical description of each of our executive officers follows the table.

Name	Age	Position

Constantino de Oliveira Junior	40	President and Chief Executive Officer
Fernando Rockert de Magalhães	58	Executive Vice President-Technical
Leonardo Porciúncula Gomes Pereira	50	Executive Vice President Chief Financial Officer and Investor Relations Officer
Tarcisio Geraldo Gargioni	62	Executive Vice President-Marketing and Services
Wilson Maciel Ramos	62	Executive Vice President-Planning and Information Technology

     Constantino de Oliveira Junior. See “—Board of Directors.”

     Fernando Rockert de Magalhães has been an officer since August 2007. Mr. Rockert joined Gol in January 2004 and assumed the role of Gol’s Director of Flight Operations in March 2005. He is an experienced pilot with more than 16,000 flight hours. Mr. Rockert holds a law degree and a graduate degree in Administration. He also earned a Master in Business Administration degree from the Fundação Getúlio Vargas (FGV). Mr. Rockert is also a professor of Aeronautical Law. Mr. Rockert began his career in the 1970s as a pilot for Rio Sul, a regional airline in Brazil. He also worked as a VASP pilot for more than 18 years, his last position being MD-11 Captain and Instructor. During three years Capt Rockert was a simulator instructor based in Seoul, South Korea for Flight Safety Boeing (now Alteon), where he trained pilots for Korean Airlines.

     Leonardo Pereira has been an officer since February 2009. Prior to joining Gol, Pereira served two years as the Director President of Companhia do Vale do Araguaia, a Brazilian commercial foresting company, and six years as the Executive Director Finance and Investor Relations of NET Serviços, a leading cable provider in Latin America listed on the Bovespa (Level II), NASDAQ and Latibex. He previously served five years as Planning Director at Globopar, a media industry holding company, and 13 years in a number of roles at Citibank Corporate Finance Bank in Brazil, Asia, Latin America and the United States, including leader of the Latin American Aviation team. He is member of the Corporate Governance Committee of the São Paulo chapter of the American Chamber of Commerce. Mr. Pereira holds degrees in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ) and Economics from the Universidade Candido Mendes; he received his MBA from Warwick University (England). Pereira has also studied Finance at IMD in Switzerland and General Management at Wharton Business School, attended The Association for Overseas Technical Scholarship (AOTS) in Japan, and completed Columbia University’s Senior Executive Education Program.

     Tarcisio Geraldo Gargioni has been an officer since May 2004. From 1990 to 2000, Mr. Gargioni served as Commercial Director of VASP. Mr. Gargioni received a degree in Business Administration by Fundação Getúlio Vargas and a post-graduate degree in transport engineering from COOPEAD/RJ, Brazil. Mr. Gargioni received a certificate in marketing from Fundação Getúlio Vargas—São Paulo.

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

     For the fiscal year ended December 31, 2008, the aggregate compensation, including cash and benefits-in-kind, that we paid to the members of our board of directors and executive officers was R$6.6 million.

Executive Stock Options

     At a shareholders’ meeting held on May 25, 2004, our shareholders approved an executive stock option plan for key senior executive officers. Under this plan, we have issued to executive officers stock options to purchase up to 937,412 of our preferred shares at an exercise price of R$3.04 per share. One half of the options vested on October 25, 2004, with the remaining 50% vesting at the end of each quarter subsequent to October 25, 2004. Each option will expire two years after its vesting date. The preferred shares reserved for issuance pursuant to these options are in addition to and separate from those shares that are reserved for issuance under the plan described under “—Stock Option Plan” below. During 2007, our executive officers exercised all stock options for preferred shares that had not been exercised earlier under the plan. For further information regarding our stock option plans, see Note 4 of our notes to our consolidated financial statements as of and for the year ended December 31, 2008.

Stock Option Plan

     Our stock option plan was approved at a special shareholders’ meeting held on July 4, 2008. The stock option plan is aimed at promoting our interests by encouraging management employees to contribute substantially to our success, by motivating them with stock options. The plan is managed by both our people management policies committee and our board of directors.

     Participants in the plan are selected by the people management policies committee, provided that they have been either president, vice-president, officer, advisor to the president or to the vice-president, or general manager. The stock options to be granted under the plan confer rights related only to our preferred shares, and over a number of preferred shares that does not, at any time, exceed 5% of our shares. The people management policies committee establishes the strike price of the options to be granted, which must be equal to the average price of the preferred shares recorded in the last 60 trading sessions prior to the granting date, adjusted pursuant to the IGP-M inflation index. The options that can be freely exercised may be exercised up to the tenth anniversary of the granting date.

     The plan is valid for a ten-year term. In case of termination of our legal relationship with the option holder, with or without cause (except in the case of retirement, permanent disability or death) all options that have been granted to the participant, and which were not yet exercisable, automatically expire.

     In 2007, we issued stock options of up to 113,379 of our preferred shares to our directors and certain employees, at a weighted average exercise price of R$65.85 per share. In 2008, we issued stock options of up to 190,296 at a weighted average exercise price of R$45.46 per share. On February 4, 2009, the board of directors approved continuing the stock option plan through 2009 and the issuance of up to 925,800 options for our preferred shares, at a weighted average exercise price of R$10.52 per share. The decision increases the number of options granted to 1.2 million in the last three years, or 0.6% of our total shares. The purpose of our stock option plan is to align shareholder and top management interests.

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

     Under the Brazilian corporation law, the fiscal committee may not contain members that (i) are on our board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company, or (iv) are spouses or relatives of any member of our management, up to the third degree. Our by-laws provide for a non-permanent fiscal committee to be elected only by our shareholders’ request at a general shareholders’ meeting. The fiscal committee, when elected, will be comprised of a minimum of three and a maximum of five members and an equal number of alternate members. In 2008, our shareholders did not request the election of a fiscal committee.

Committees of the Board of Directors and Board of Executive Officers

     Our board of directors also has corporate governance and nomination, audit, people management and risk policies committees, a financial policy committee and an accounting policy committee. Our board of executive officers has management, executive policy, budget, investment, corporate governance and risk policies committees. In most cases, members of the committees do not need to be members of our board of directors or board of executive officers. The responsibilities and composition of these committees are described below.

     Corporate Governance and Nomination Committee. The corporate governance and nomination committee is responsible for the coordination, implementation and periodic review of “best practices” of corporate governance and for monitoring and keeping our board of directors informed about legislation and market recommendations addressing corporate governance. The committee also proposes individuals for consideration for election to our board of directors. The committee consists of up to five members elected by our board of directors for a one-year term. The corporate governance and nomination committee currently consists of Betania Tanure de Barros, Charles Barnsley Holland, Paulo César Aragão.

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

     People Management Policies Committee. The people management policies committee, among other things, reviews and recommends to our board of directors the forms of compensation, including salary, bonus and stock options, to be paid to our employees. The people management policies committee also reviews and recommends revisions to the compensation policies applicable to our employees and reviews our management’s career and succession plans. The people management policies committee is comprised of up to three members elected by our board of directors for a one-year term and can be reelected. The people management policies committee currently consists of Henrique Constantino, member of our board of directors, Marco Antonio Piller and Marcos Roberto Morales, a human resources consultant.

     Risk Policies Committee. The risk policies committee conducts periodic reviews of the measures we take to protect the company against foreign exchange, jet fuel price and interest rate changes and analyzes the effect of such changes on our revenues and expenses, cash flow and balance sheet. The risk policies committee assesses the effectiveness of hedging measures taken during the previous quarter and approves recommendations for future changes and also conducts reviews of cash management activities. The risk policies committee meets on a quarterly basis and is comprised of our chief financial officer and two other members elected by our board of directors. The risk policies committee currently consists of Henrique Constantino and Richard F. Lark, Jr., both members of our board of directors, and Barry Siler, a fuel hedging specialist and the chief executive officer of Kodiak Fuels.

     Financial Policy Committee. The financial policy committee prepares and approves our corporate finance policies, and examines their effectiveness and implementation; periodically examines our investment and financing plans, and makes recommendations to the Board of Directors; assesses the impact of the investment and financing plans on the capital structure of the company, and makes recommendations to the Board of Directors; and determines parameters for the maintenance of desired capital and liquidity structures, monitors their enforcement and approves the policies to be used in the subsequent quarter. The financial policy committee meets quarterly and is comprised of our chief financial officer and two other members elected by our board of directors, one of which must be an independent member. The financial policy committee currently consists of Leonardo Porciúncula Gomes Pereira, our chief financial officer, and Henrique Constantino and Richard F. Lark, Jr., both members of our board of directors.

     Accounting Policies and Financial Statements Committee. The Accounting Policies and Financial Reports Committee conducts periodic reviews of the Company’s accounting policies and financial reports, also evaluates and follows the accomplishment of these policies. The committee makes recommendations to the Board of Directors regarding GOL’s accounting policies and financial reports. The Accounting Policies and Financial Reports Committee meets quarterly and is composed of our Leonardo Pereira, our chief financial officer, and two other members elected by the board of directors: Charles B. Holland and Richard F. Lark, Jr., a member of Board of Directors.

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

     As of December 31, 2008, we had 15,911 active employees.

     We invest significant resources promoting the well being of our employees. In 2007, we spent R$281.8 million on health and safety matters, training, social contributions, employee meals, transportation and profit sharing.

     We train our own pilots. We also provide extensive ongoing training for our pilots, flight attendants and customer service representatives. In addition to the required technical training, which follows the strictest international standards, we also provide comprehensive managerial training to our pilots and flight attendants through Crew Resource Management and Line Oriented Flight Training programs, emphasizing the importance of resource management to provide the best service to our passengers.

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

     To motivate our employees and align their interests with our results of operations, we provide an annual profit sharing program to all of our employees. Under Brazilian law, companies may provide profit sharing programs that define mechanisms for distributing a portion of a company’s profits based upon the achievement of pre-defined targets established by the company. Our annual profit sharing programs are negotiated with a commission formed by our employees and approved by labor unions for the benefit of all of our unionized and non-unionized employees. For the purposes of our profit sharing program, a portion of profit sharing distributions are based upon the achievement of corporate profit targets and a portion of the distributions are based on the achievement of operational targets set for each of our departments. We have established a stock option plan for our management and employees vesting over a 5 year period. As of February, 2009, a total of 52 our management and employees were granted stock options under this plan.

E. Share Ownership

     The members of our board of directors and our executive officers, on an individual basis and as a group, directly own approximately 1.0% of our common stock. See “Item 7A. Major Shareholdings and Related Party Transactions—Major Shareholders.” Fundo de Investimento em Participações Asas is a fund directly controlled by Messrs. Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino, respectively.

     For a description of stock options granted to our board of directors and our executive officers, see “—Compensation—Executive Stock Options” and “—Compensation—Stock Option Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of December 31, 2008, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

     Each shareholder’s percentage ownership in the following table is based on the 107,590,792 common shares and 94,709,799 preferred shares outstanding as of December 31, 2008.

			Preferred Shares		Common and Preferred
	Common Shares		Beneficially Owned		Shares Beneficially Owned

	Shares	(%)	Shares	(%)	Shares	(%)

Fundo de Investimento em Participações ASAS (1)	107,590,772	100%	40,342,238	43%	147,933,010	73%
Executive officers and directors (8 persons)	20	0%	2,066,787	2%	2,066,807	1%
Stock Held in Treasury	-	-	1,574,200	2%	1,574,200	1%
Free Float	-	-	50,726,574	53%	50,726,574	25%

Total	107,590,792	100%	94,709,799	100%	202,300,591	100%

(1) Fundo de Investimento em Participações Asas is controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

     According to our internal share record, which contains information regarding the ownership of our shares and the ADSs as filed by the holders of such shares and ADS, there were, at December 31, 2008, 30 record holders of ADSs in the United States.

     In January 2008, our board of directors authorized a share buy-back program on the BOVESPA of up to 5,000,000 of our preferred shares, at market prices, representing 8.8% of the total number of preferred shares outstanding in the market. The purpose of the buyback is the purchase of preferred shares to be held in treasury and subsequently resold or cancelled, without reducing our capital. The period for these authorized transactions is 365 days from January 28, 2008. The program expired in January 2009, and a total of 1,574,200 preferred shares were bought back under the program.

     On March 20, 2009, our board of directors approved a capital stock increase issuing 6,606,366 voting and 19,487,356 non-voting shares to improve the company’s cash position and capital structure and to ensure the level of investments planned. The voting and non-voting shares will be issued at R$7.80 per share. Our controlling shareholders have fully subscribed and paid for their portion of the capital increase in an amount of R$150.0 million. If fully subscribed, the capital increase will total R$203.5 million.

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

Assignment of Rights in the Context of the VRG Acquisition

     The consideration paid by us for the acquisition of shares in VRG on April 9, 2007 consisted of a combination of cash and stock in the registrant. The payment in stock represented 3.1% of our total outstanding shares, or 6.1 million preferred shares that were created by way of a capital increase in our share capital. The issuance of preferred shares to Varig Logística S.A., the seller of VRG, triggered preemptive rights to our existing shareholders under Brazilian corporate law. In order for us to satisfy our obligation to deliver shares to Varig Logística S.A., our major shareholder Fundo de Investimento em Participações Asas assigned its preemptive rights on a cost-free basis back to GTI for transfer to Varig Logística S.A., thereby permitting the delivery of shares as a part of the purchase price.

Transportation Agreements with Áurea Administração e Participações S.A.

     Gol has entered into exclusive bus transportation agreements with Expresso União Ltda. and Breda Serviços, which are companies controlled by Áurea Administração e Participações S.A. for the transportation of Gol’s passengers, their baggage and Gol’s employees. In 2007 and 2008, Gol made total payments of R$6.9 million and R$5.3 million, under these bus transportation agreement.

Commercial Agreement with Unidas Rent a Car

     In May, 2009, Gol entered into a commercial agreement with Unidas Rent a Car, a Brazilian car rental company, which gives Unidas' customers a 50% discount on the daily car rental charges when these customers purchase their Gol tickets through Gol' s website. Gol's chairman, Álvaro de Souza, is also the chairman of Unidas Rent a Car.

C. Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

     See “Item 3. Key Information—Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

     In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to our operations, in large part linked to the routine demands related to the rights of consumers. At December 31, 2008, we were parties in judicial lawsuits and administrative proceedings, including 749 administrative proceedings, 9,013 civil proceedings and 4,188 labor claims. We believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect on our financial position, results of operations and cash flows. We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. The table below sets forth the total estimated value of amounts claimed, provisions for contingencies and court deposits at December 31, 2008:

     We are party to approximately 9,000 civil proceedings arising from the normal course of our business. The vast majority of these proceedings involve minor cases relating to customer relations. At December 31, 2008, we had established provisions to address these contingencies in the total amount of R$20.9 million.

     We are party to approximately 4,180 labor proceedings arising from the normal course of our business. At December 31, 2008, we had established provisions to address these contingencies in the total amount of R$13.4 million. We are subject to 21 labor proceedings related to employees’ claims against Varig S.A. in Spain. We established provisions in the amount of R$25.2 million for these proceedings, even though we consider the probability of the execution of any decision against us in Brazil as remote.

     In 2001, we commenced proceedings against the Brazilian state revenue service, in which we claim an exemption from the payment of Brazilian value added tax (ICMS) due on imported aircraft, parts and engines. On May 30, 2007, the Supremo Tribunal Federal (Federal Supreme Court) ruled in our favor in respect of one of these cases. Various of the proceedings relating to this matter are still pending. We have not established any provisions for the amounts in question, which was, as of December 31, 2008, R$201.8 million.

     We are party in indemnification lawsuits regarding the collision of our new Boeing 737-800 NG aircraft on September 26, 2006. We believe that any potential liability arising out of such lawsuits will be covered by our insurance policies. We continue to cooperate fully with all regulatory and investigatory agencies to determine the cause of this accident and have reached agreements with 91 of the 148 passengers. The payments for the hull to the lessor were made by the insurance company. We have provisioned the amount insured as a liability on our balance sheet, and recorded a corresponding receivable for the insurance claim under “Other assets”.

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

     The mandatory distribution is based on a percentage of adjusted non-consolidated net income, not lower than 25%, rather than a fixed monetary amount per share. If the by-laws of a corporation are silent in this regard, the percentage is deemed to be 50%. Under our by-laws, at least 25% of our adjusted non-consolidated net income, as calculated under Brazilian GAAP and adjusted under the Brazilian corporation law (which differs significantly from net income as calculated under IFRS), for the preceding fiscal year must be distributed as a mandatory annual dividend. Adjusted net income means the net income after any deductions for the legal reserve and contingency reserves and any reversals of the contingency reserves created in previous fiscal years. The Brazilian corporation law, however, permits a publicly held company, such as we are, to suspend the mandatory distribution of dividends in any fiscal year in which the board of directors reports to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. The suspension is subject to the approval at the shareholders’ meeting and review by members of the fiscal committee. While the law does not establish the circumstances in which payment of the mandatory dividend would be “inadvisable” based on the company’s financial condition, it is generally agreed that a company need not pay the mandatory dividend if such payment threatens the existence of the company as a going concern or harms its normal course of operations. In the case of publicly held corporations, the board of directors must file a justification for such suspension with the CVM within five days of the relevant general meeting. If the mandatory dividend is not paid and funds are available, those funds shall be attributed to a special reserve account. If not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits.

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

     Our board of directors may declare interim dividends or interest attributable to shareholders’ equity based on income verified in semi-annual financial statements. The board of directors may also declare dividends based on financial statements prepared for shorter periods, provided that the total dividends paid in each six-month period do not exceed the capital reserves amount required by Brazilian corporation law. The board of directors may also pay interim dividends or interest attributable to shareholders’ equity out of retained earnings or income reserves recorded in the last annual balance sheet. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net income earned in the year in which the interim dividends were paid.

     Our by-laws do not require that we adjust the amount of any dividend payment to inflation.

     In general, shareholders who are not residents of Brazil must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside Brazil. The preferred shares underlying the ADSs are held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, that is the registered owner on the records of the registrar for our shares. The current registrar is Banco Itaú. The depositary registers the preferred shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to registered preferred shares remitted outside Brazil.

     Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciation of the Brazilian currency that occur before the dividends are converted. Under the current Brazilian corporation law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates. See “Item 10. Taxation—Material Brazilian Tax Considerations.”

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

     Under current Brazilian legislation, the sum of the amount distributed as interest on shareholders’ equity and as dividends must be at least equal to the mandatory dividend. For Brazilian GAAP accounting purposes, although the interest charge must be reflected in the statement of operations to be tax deductible, the charge is reversed before calculating net income in the statutory financial statements and deducted from shareholders’ equity in a manner similar to a dividend. Any payment of interest in respect of preferred shares (including the ADSs) is subject to Brazilian withholding income tax at the rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven jurisdiction (see “Item 10. Taxation—Material Brazilian Tax Considerations”). If such payments are accounted for, at their net value, as part of any mandatory dividend, the tax is paid by the company on behalf of its shareholders, upon distribution of the interest. In case we distribute interest attributed to shareholders’ equity in any year, and that distribution is not accounted for as part of mandatory distribution, Brazilian income tax would be borne by the shareholders. For IFRS accounting purposes, interest attributable to shareholders’ equity is reflected as a dividend payment.

     Under our by-laws, interest attributable to shareholders’ equity may be treated as a dividend for purposes of the mandatory dividend.

     The following table sets forth the distributions out of net income that we made or will make to our shareholders in respect of our 2006, 2007 and 2008 net income.

				Aggregate
		Payment per	Payment per	Amount	Gross Pay-out	Net Pay-out
Year Ended December 31,	Payment Dates	Share	ADS(1)	Distributed(2)	Ratio(3)	Ratio(4)

2006:
First quarter	May 2006	0.22	0.22	43.5	28.5%	25.0%
Second quarter	August 2006	0.16	0.16	32.1	34.4%	29.2%
Third quarter	Nov/Dec 2006	0.32	0.32	62.1	28.1%	26.1%
Fourth quarter	Feb/Mar 2007	0.22	0.22	43.5	23.7%	21.5%
Total		0.90	0.90	181.2	27.9%	25.0%
2007:
First quarter	May 2007	0.35	0.35	73.7	84.7%	78.9%
Second quarter	August 2007	0.35	0.35	76.0	50.9%	47.5%
Third quarter	November 2007	0.35	0.35	76.5	163.0%	150.8%
Fourth quarter	February 2008	0.35	0.35	76.5	NA	NA
Total		1.39	1.39	302.8	118.7%	110.2%
2008:
First quarter	June 2008	0.18	0.18	36.3	NA	NA
Total		0.18	0.18	36.3	NA	NA
______________________
(1)	Adjusted for the 2:1 ADS ratio change in December 2005.
(2)	In millions of reais.
(3)	Represents distribution divided by net income, as calculated under Brazilian GAAP and adjusted under the Brazilian corporation law.
(4)	Net of withholding tax on interest on shareholders’ equity.

     Based on its dividend policy and the income accrued, the Company distributed interim dividends in the first quarter of 2008. On August 6, 2008 the Board of Directors decided to suspend the distribution of quarterly dividends for the remainder of 2008, owing to the fact that such distribution was no longer compatible with the results forecast for the year.

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

     On August 6, 2008, our Board of Directors decided to suspend quarterly dividend payments in order to allow GOL to employ cash to fund investments and improve credit ratios.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     In the United States, our preferred shares trade in the form of ADS. Since December 2005 each ADS represents one preferred share, issued by The Bank of New York, as Depositary pursuant to a Deposit Agreement. On December 13, 2005, we executed a 2:1 ADS split, changing to ratio of one ADS representing two preferred shares to one ADS representing one preferred share, as approved by a meeting of the Board of Directors of the Company on November 8, 2005. The ADSs commenced trading on the NYSE on June 24, 2004. As of December 31, 2008, the ADSs represented 24.1% of our preferred shares and 45.0% of our current global public float.

     The following table sets forth the reported high and low closing sales prices for the ADSs on the NYSE for the periods indicated.

	US$ per ADS

	Low	High	Average(1)

2006
Annual	25.16	40.09	31.42
2007
Annual
First quarter	25.78	32.03	28.89
Second quarter	27.20	34.30	30.44
Third Quarter	19.19	32.96	24.79
Fourth Quarter	23.07	27.62	25.48
2008
Annual
First quarter	14.76	23.99	18.40
Second quarter	11.26	17.83	14.83
Third Quarter	5.95	12.00	9.04
Fourth Quarter	2.93	6.97	4.14
Last Six Months
September 2008	5.95	9.35	7.93
October 2008	2.93	6.97	4.43
November 2008	3.20	4.70	3.76
December 2008	3.63	4.63	4.18
January 2009	4.27	5.26	4.71
February 2009	3.75	4.55	4.17
March 2009	2.83	4.16	3.46
April 2009	2.86	3.57	3.31

______________
Source: Bloomberg
(1) Calculated as average of closing prices for the period.

     Our preferred shares began trading on the São Paulo Stock Exchange on June 24, 2004. The following table sets forth the reported high and low closing sale prices for our preferred shares on the BOVESPA, for the periods indicated.

	Reais per Preferred Share

	Low	High	Average(1)

2006
Annual	54.60	82.50	68.19
2007
Annual
First quarter	52.99	67.26	60.70
Second quarter	54.99	65.47	60.31
Third Quarter	36.61	63.00	47.36
Fourth Quarter	42.00	48.49	45.55
2008
Annual
First quarter	25.40	42.40	31.84
Second quarter	17.92	29.12	24.51
Third Quarter	11.51	19.10	14.96
Fourth Quarter	6.90	13.05	9.37
Last Six Months
September 2008	11.51	17.10	14.27
October 2008	6.90	13.05	9.47
November 2008	7.51	10.00	8.54
December 2008	9.20	11.29	10.05
January 2009	10.02	11.96	10.93
February 2009	9.32	10.22	9.81
March 2009	6.65	9.80	8.04
April 2009	6.58	7.63	7.28

______________
Source: Bloomberg
(1) Calculated as average of closing prices for the period.

B. Plan of Distribution

     Not applicable.

C. Markets

Trading on the BOVESPA

     In 2000, the São Paulo Stock Exchange was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all securities are now traded only on the São Paulo Stock Exchange, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

     On May 8, 2008, the São Paulo Stock Exchange and the Brazilian Mercantile and Futures Exchange merged, creating the new BM&F BOVESPA. Together, the companies have formed the third largest exchange worldwide in terms of market value, the second largest in the Americas, and the leading exchange in Latin America

     When shareholders trade in common and preferred shares on the BOVESPA, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse, Companhia Brasileira de Liquidação e Custódia, or CBLC.

     The BOVESPA is a for-profit listed company that has regulatory authority over its trading markets. Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized nonmembers. The BOVESPA has two open outcry trading sessions each day from 10:00 a.m. to 5:00 p.m., São Paulo time, for all securities traded on all markets, except during daylight savings time in Brazil. During daylight savings time in Brazil, usually the sessions are from 11:00 a.m. to 6:00 p.m., São Paulo time, to closely mirror the NYSE trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the BOVESPA and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). This system is a computerized system that links electronically with the seven smaller regional exchanges. The BOVESPA also permits trading from 5:45 p.m. to 7:00 p.m., São Paulo time, on an online system connected to traditional and Internet brokers called the “after market.” Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. There are no specialists or officially recognized market makers for our shares in Brazil.

     In order to better control volatility, the BOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BOVESPA falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

     The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 2008, the aggregate market capitalization of the BOVESPA was equivalent to R$1.37 trillion and the 10 largest companies listed on the BOVESPA represented 53.1% of the total market capitalization of all listed companies. In contrast, as of December 2007, the aggregate market capitalization of the NYSE was US$17 trillion. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the time and price you desire.”

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

Corporate Governance Practices

     In 2000, the São Paulo Stock Exchange introduced three special listing segments, known as Level 1 and 2 of Differentiated Corporate Governance Practices and New Market (Novo Mercado), aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the São Paulo, by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

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

     To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) comply with all of the listing requirements for Level 1 companies, (b) grant tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares and 80% of the price paid per share for controlling block preferred shares, (c) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as: (i) any transformation of the company into another corporate form, (ii) any merger, consolidation or spin-off of the company, (iii) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder, (iv) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (v) appointment of an independent company, with renowned expertise, to ascertain the economic value of the company in connection with any deregistration and delisting tender offer, and (vi) any changes to these voting rights, (d) have a board of directors comprised of at least five members, of which at least 20% shall be “independent,” as defined by the BOVESPA, with a term limited to two years, (e) if it elects to delist from the Level 2 segment, hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be the economic value determined by an appraisal process), and, for the same purposes, in the case of companies with diffuse control (controlling power exercised by the shareholder holding less than 50% of the voting capital and per group of shareholders who are not signatories of voting agreements and which is not under a common control and does not act as a representative of a common interest) to comply with complementary rules to be issued by BOVESPA, (f) disclose: (i) quarterly financial statements in English or prepared in accordance with U.S. GAAP or IFRS and (ii) annual financial statements in English, including cash flow statements, prepared in accordance with U.S. GAAP or IFRS, in U.S. dollars or reais and (g) adhere exclusively to the rules of the BOVESPA Arbitration Chamber for resolution of disputes involving the controlling shareholders, the managers and the members of the fiscal committee.

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

     In May 2004, we entered into an agreement with the BOVESPA to comply with the requirements to become a Level 2 company. In addition to complying with Level 2 requirements, we have granted tag-along rights that entitle our preferred shareholders to receive 100% of the price paid per common share of controlling block shareholders in connection with a transaction resulting in a transfer of control of our company. Furthermore, we prepare quarterly financial statements in accordance with IFRS. We were included in the following indexes (a) in 2005: IbrX-100 (Índice Brasil, Index Brazil), IGC (Índice de Ações com Governanca Corporativa Diferciada, Special Corporate Governance Index), ITAG (Índice de Ações com Tag Along Diferciado, Special Tag Along Stock Index) and MSCI (Morgan Stanley Capital International Index), (b) in 2006: IbrX-50 (Índice Brasil 50, Index Brazil 50): and (c) in 2007: Índice BOVESPA, all of which reflect our increased market capitalization and liquidity of our preferred shares.

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

Disclosure Requirements

     According to Law No 6,385, a publicly held company must submit to CVM and BOVESPA certain periodic information, including annual and quarterly reports prepared by management and independent auditors. This legislation also requires us to file with CVM our shareholders’ agreements, notices of shareholders’ meetings and copies of the related minutes.

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

  after the disclosure of our financial statements for the second fiscal year after the approval for the listing of our shares on the Level 2 segment, we must, no later than four months after the end of the fiscal year: (i) disclose our financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, in reais or U.S. dollars, which must be fully disclosed, in English, together with a management report, explanatory notes that shall include the net income and shareholders’ equity calculated at the end of such fiscal year, prepared in accordance with Brazilian GAAP, as well as the proposal for distribution or other use of net income, and the independent auditors’ report; or (ii) disclose, in English, the complete financial statements, management report and explanatory notes, prepared in accordance with the Brazilian GAAP, and an additional explanatory note regarding the reconciliation of the net income and shareholders’ equity calculated in accordance with the Brazilian GAAP and U.S. GAAP or IFRS, as the case may be, which must include the main differences between these accounting principles, as well as the independent auditors’ report; and

  within no longer than 15 days following the term established by the Brazilian corporation law for disclosure of our quarterly information, we must also: (i) disclose our quarterly information translated into English; or (ii) disclose our financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, and the independent auditors’ report.

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

  requires that the preferred shares have one of the following advantages in order to be listed and to trade on a stock exchange: (a) priority in receipt of dividends corresponding to at least 3% of the book value per share (after this priority condition is met, equal conditions apply to common shares), (b) dividends 10% higher than those paid for common shares or (c) a tag-along right at 80% of the price paid to the controlling shareholder in case of a transfer control;

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

Description of Capital Stock

General

     The Registrant became the parent company of Gol on March 29, 2004, when all of the common shares, Class A preferred shares and Class B preferred shares of Gol (except for five common shares of Gol that are held by members of Gol’s board of directors for eligibility purposes) were contributed to the Registrant by the shareholders of Gol in exchange for the applicable number of either common shares or preferred shares of the Registrant. As a result of this reorganization, 41,499,995 common shares of Gol were exchanged for 109,448,497 common shares and 6,751,719 preferred shares of the Registrant, 10,375,000 Class A preferred shares of Gol were exchanged for 29,049,994 preferred shares and six common shares of the Registrant and 8,408,206 Class B preferred shares of Gol were exchanged for 23,542,977 preferred shares of the Registrant. The reorganization did not affect our operations in any respect. The aggregate number of our common and preferred shares outstanding was increased to 168,793,243 as the result of a 2.80 -for-one stock split on May 25, 2004 (which includes 224 common shares and 56 preferred shares of the Registrant that were issued in connection with its formation on March 12, 2004). On June 24, 2004, the Registrant completed its initial public offering through the issuance of 18,750,000 preferred shares in the form of ADSs in the United States and other countries outside Brazil and in the form of preferred shares in Brazil. On April 28, 2005, the Registrant completed a primary and secondary offering of 16,905,000 preferred shares in the form of ADSs in the United States and other countries outside Brazil and in the form of preferred shares in Brazil. In addition, during 2005, our executive officers exercised stock options for an aggregate of 703,579 preferred shares. During 2006, our executive officers exercised stock options for an aggregate of 233,833 preferred shares. In 2007, we increased our capital and, as a result of 6.1 million shares issued for the VRG acquisition and 11,569 shares issued related to our stock option program, as of December 31, 2007 our capital structure consisted of 107,590,792 common shares and 94,709,463 preferred shares, each with no par value. On March 20, 2009, our board of directors approved a capital stock increase issuing 6,606,366 voting and 19,487,356 non-voting shares to improve the company’s cash position and capital structure and to ensure the level of investments planned. The voting and non-voting shares will be issued at R$7.80 per share. Our controlling shareholders have fully subscribed and paid for their portion of the capital increase in an amount of R$150.0 million. If fully subscribed, the capital increase will total R$203.5 million. We are a stock corporation (sociedade anônima) incorporated under the laws of Brazil.

Issued Share Capital

     Under our by-laws, our authorized capital as of December 31, 2008 was R$2.0 billion, and can be increased by the issuance of preferred or common shares, after approval by our board of directors. Our shareholders must approve any capital increase that exceeds our authorized capital. Under our by-laws and the Brazilian corporation law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their holdings. See “—Preemptive Rights.”

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

  register the foreign investment with the Central Bank;

  appoint a tax representative in Brazil; and

  obtain a taxpayer identification number from the Brazilian federal tax authorities.

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

Description of Preferred Shares

     According to our by-laws, our preferred shares are non-voting. However, under certain limited circumstances provided for in the Brazilian corporation law and as described in this section, holders of our preferred shares may be entitled to vote. Upon liquidation, holders of preferred shares are entitled to receive distributions prior to the holders of our common shares.

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

  change our corporate purpose, including a sale of the voting control to a third party;

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

     The right of withdrawal lapses 30 days after publication of the minutes of the relevant general shareholders’ meeting that approved the corporate actions described above. In the case of the changes mentioned in items (a) and (b) above, the resolution is subject to confirmation by the preferred shareholders, which must be obtained at a special meeting held within one year. In those cases, the 30-day term is counted from the date of publication of the minutes of the special meeting. We would be entitled to reconsider any action triggering appraisal rights within 10 days following the expiration of such rights if the redemption of shares of dissenting or non-voting shareholders would jeopardize our financial stability. Shares to be purchased by us from the dissenting or non-voting shareholders exercising appraisal rights will be valued at an amount equal to the lesser of the ratable portion attributable to such shares of our shareholders’ equity as shown on the last balance sheet approved at a general shareholders’ meeting (book value) and the ratable portion attributable to such shares of the economic value of the company, pursuant to an appraisal report produced in accordance with the provisions of the Brazilian corporation law. If more than 60 days have elapsed since the date of such balance sheet, dissenting shareholders may require that the book value of their shares be calculated on the basis of a new balance sheet. As a general rule, shareholders who acquire their shares after the first notice convening the general shareholders’ meeting or after the relevant press release concerning the meeting is published will not be entitled to appraisal rights.

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

     Arbitration

     In connection with our listing with Level 2 of Differentiated Corporate Governance Practices, we and our controlling shareholders, directors, officers and members of our fiscal committee have undertaken to refer to arbitration any and all disputes arising out of the Level 2 rules or any other corporate matters. See “Market Information.” Under our bylaws, any disputes among us, our shareholders and our management with respect to the application of Level 2 rules, the Brazilian Corporate Law or the application of the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the BOVESPA Arbitration Chamber and rules. Any disputes among shareholders, including holders of ADSs, and disputes between us and shareholders, including holders of ADSs, will be submitted to arbitration in accordance with the BOVESPA Arbitration Chamber and rules.

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

     The deposit of preferred shares in exchange for ADSs may be subject to Brazilian tax on capital gains at the rate of 15%, or 25% in the case of investors domiciled in tax haven jurisdiction, i.e., a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the internal legislation imposes restrictions to disclosure of shareholding composition or the ownership of the investment, (“Tax Haven Holder”), if the acquisition cost of the preferred shares is lower than (a) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit or (b) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the preferred shares calculated as described above, will be considered to be a capital gain subject to taxation. In some circumstances, there may be arguments to sustain that such taxation is not applicable in the case of a Non-Brazilian Holder that is a 2,689 Holder (as defined below) and is not a Tax Haven Holder.

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

     Tax on foreign exchange transactions. Pursuant to Decree No. 6,306 of December 14, 2007, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by the Non-Brazilian Holder in the preferred shares and ADSs may be subject to the Tax on Foreign Exchange Transactions (“IOF/Exchange”). Currently, for most exchange transactions, the rate of IOF/Câmbio, including such conversion is 0.38%, but the Minister of Finance has the legal power to increase at any time the rate to a maximum of 25%, but only in relation to the future.

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

     As of January 1, 2008, the CPMF tax was abolished, and should not be levied on any debit to bank accounts carried out after that. The Brazilian government may attempt to reestablish the CPMF.

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

     This discussion does not purport to address all United States federal income tax consequences that may be relevant to a particular U.S. Holder and you are urged to consult your own tax advisor regarding your specific tax situation. The discussion applies only to U.S. Holders who hold preferred shares or ADSs as “capital assets” (generally, property held for investment) under the Code and does not address the tax consequences that may be relevant to U.S. Holders in special tax situations including, for example:

  insurance companies;

  tax-exempt organizations;

  broker-dealers;

  traders in securities that elect to mark to market;

  banks or other financial institutions;

  U.S. Holders whose functional currency is not the United States dollar;

  United States expatriates;

  U.S. Holders that hold our preferred shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction; or

  U.S. Holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power, if any, of our voting stock.

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

  a corporation, or any other entity taxable as a corporation for such purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

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

     If a partnership (or any others entity taxable as a partnership for United States federal income tax purposes) holds preferred shares or ADSs, the United States federal income tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partnership that holds our preferred shares or ADSs and partners in such partnerships should consult their own tax advisors regarding the United States federal income tax consequences of the purchase, ownership and disposition of our preferred shares or ADSs.

     For United States federal income tax purposes, a U.S. Holder of an ADS will generally be treated as the beneficial owner of the preferred shares represented by the ADS. However, see the discussion below under “Distribution on preferred shares or ADSs” regarding certain statements made by the U.S. Treasury concerning depository arrangements.

     Distributions on preferred shares or ADSs

     Cash distributions (including amounts withheld to pay Brazilian withholding taxes and distributions of notional interest payments on shareholders’ equity, but excluding distributions in redemption of the preferred shares treated as exchanges or sales under the Code) made by us to or for the account of a U.S. Holder with respect to preferred shares or ADSs generally will be taxable to such U.S. Holder as ordinary dividend income when such distribution is paid, actually or constructively, out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such U.S. Holder’s adjusted tax basis in the preferred shares or ADSs. Any distribution in excess of such U.S. Holder’s adjusted tax basis will be treated as capital gain and will be long-term capital gain if the U.S. Holder held the preferred shares or ADSs for more than one year. As used below, the term “dividend” means a distribution that constitutes a dividend for United States federal income tax purposes.

     A U.S. Holder will be entitled, subject to a number of complex limitations and conditions, to claim a United States foreign tax credit in respect of any Brazilian withholding taxes imposed on dividends received on preferred shares or ADSs. U.S. Holders who do not elect to claim a foreign tax credit with regard to any foreign income taxes paid or accrued during the taxable year may instead claim a deduction in respect of such withholding taxes. Dividends received with respect to the preferred shares or ADSs will be treated as foreign source income, which may be relevant in calculating such U.S. Holder’s United States foreign tax credit limitation. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances. The U.S. Treasury has expressed concern that intermediaries in connection with depository arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by United States persons who are holding depositary shares. Accordingly, investors should be aware that the discussion above regarding the ability to credit Brazilian withholding tax on dividends and the availability of the reduced tax rate for dividends received by certain non-corporate holders described below could be affected by actions taken by parties to whom the ADSs are released and the IRS.

     Dividends paid by us generally will not be eligible for the dividends received deduction available under the Code to certain United States corporate shareholders. Subject to the above-mentioned concerns by the U.S. Treasury and certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. Holders (including individuals) prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Our ADSs are listed on the New York Stock Exchange, and therefore the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or will remain readily tradable. Subject to the discussion of passive foreign investment company rules below, based upon the nature of our current and projected income, assets and activities, we do not believe the preferred shares or the ADSs have been, nor do we expect them to be, shares of a PFIC for United States federal income tax purposes.

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

     If a Brazilian tax is withheld on the sale, exchange or other taxable disposition of a preferred share or ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Brazilian tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a preferred share or ADS generally will be treated as United States source income or loss for United States foreign tax credit purposes. Consequently, in the case of a sale, exchange or other taxable disposition of a preferred share or ADS that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for an ADS or preferred share, as the case may be, that is not registered pursuant to Resolution No. 2,689, on which a Brazilian capital gains tax is imposed (see “— Taxation — Material Brazilian Tax Considerations — Taxation of Gains”), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax unless the U.S. Holder can apply the credit against United States federal income tax payable on other income from foreign sources in the appropriate income category. Alternatively, the U.S. Holder may take a deduction for the Brazilian tax if it does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued during the taxable year.

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

     If, contrary to the discussion above, we are treated as a PFIC, a U.S. Holder would be subject to special rules (and may be subject to increased United States federal income tax liability and form filing requirements) with respect to (a) any gain realized on the sale, exchange or other disposition of preferred shares or ADSs and (b) any “excess distribution” made by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the preferred shares or ADSs exceed 125% of the average annual distributions the U.S. Holder received on the preferred shares or ADSs during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the preferred shares or ADSs). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to United States federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of United States federal income tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC. A U.S. Holder who owns preferred shares or ADSs during any taxable year that we are a PFIC must file IRS Form 8621.

      In general, if we are treated as a PFIC, the rules described above can be avoided by a U.S. Holder that elects to be subject to a mark-to-market regime for stock in a PFIC. A U.S. Holder may elect mark-to-market treatment for its preferred shares or ADSs, provided the preferred shares or ADSs, for purposes of the rules, constitute “marketable stock” as defined in Treasury Regulations. The ADSs will be “marketable stock” for this purpose if they are regularly traded on the New York Stock Exchange, other than in de minimis quantities on at least 15 days during each calendar quarter. A U.S. Holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the preferred shares or ADSs had been sold at fair market value. Any gain recognized by the U.S. Holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the value of preferred shares or ADSs as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of preferred shares or ADSs would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s adjusted tax basis in preferred shares or ADSs would increase or decrease by gain or loss taken into account under the mark-to-market regime. A mark-to-market election is generally irrevocable. In addition, a mark-to-market election with respect to preferred shares or ADSs would not apply to any subsidiary of ours that is itself a PFIC (lower-tier PFIC), and a U.S. Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, the PFIC rules could apply with respect to income of a lower-tier PFIC, the value of which would already have been taken into account indirectly via mark-to-market adjustments in respect of preferred shares or ADSs.

     If we are deemed to be a PFIC for a taxable year, dividends on our ADSs would not be “qualified dividend income” subject to preferential rates of Unites States federal income tax, as described above. See “— Taxation — Material United States Federal Income Tax Consequences—Distributions on preferred shares or ADSs.”

     Backup withholding and information reporting

     In general, dividends on preferred shares or ADSs, and payments of the proceeds of a sale, exchange or other disposition of preferred shares or ADSs, paid within the United States or through certain United States-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding of United States federal income tax at a current maximum rate of 28% unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that it is a U.S. person and that no loss of exemption from backup withholding has occurred.

     The amount of any backup withholding tax from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS. You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your United States federal income tax liability by timely filing a refund claim with the IRS.

F. Dividends and Paying Agents

     Not applicable.

G. Statement by Experts

     Not applicable.

H. Documents on Display

     We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, which is also known as the Exchange Act. Accordingly, we are required to file reports and other information with the Commission, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the Commission at the public reference facilities maintained by the Commission at 100 F Street, N.W., Washington D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, the Commission maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes to the price of fuel, the real/U.S. dollar exchange rate and interest rates. The Company purchases jet fuel at prevailing market prices, but seeks to manage market risk through execution of a documented hedging program. The Company incurs a portion of its costs and operating expenses in U.S. dollars. The Company has interest rate risk in its floating rate leases and debt obligations. The Company operates 90 aircraft under operating and 25 capital leases. However, fixed rate leases are not considered market sensitive financial instruments and, therefore, are not included in the interest rate sensitivity analysis below.

Aircraft Fuel

     Our results of operations are affected by changes in the price of aircraft fuel required to operate our aircraft fleet. To manage the price risk, we utilize crude oil and heating oil derivative contracts. All of our derivative instruments must be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. We avoid concentration of credit risk. All existing contracts settle on a monthly basis. We do not purchase or hold any derivative instruments for trading purposes. At December 31, 2008, we had crude oil derivative contracts outstanding for up to 2,046,250 barrels of oil. The fair value of such contracts was R$102.3 million. If the price of fuel increased by 10% in relation to the average 2008 price, based on expected fuel consumption in 2008, such an increase would result in an increase to aircraft fuel expense of approximately R$207.4 million in 2009, not considering our derivative contracts. We acquire substantially all of our fuel and oil from one supplier.

Foreign Currencies

     A significant part of our costs and operating expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. To manage exchange rate risk, we enter into derivative contracts with various counterparties to protect ourselves against a possible depreciation or devaluation of the real in relation to the U.S. dollar. At December 31, 2008, we had outstanding currency futures contracts. The fair value of such contracts was R$9.4 million. As a measure of our market risk with respect to our foreign currency exposure, an increase in aircraft and engine maintenance expense, aircraft operating lease payments and aircraft insurance from a hypothetical R$0.10 depreciation of the real against the U.S. dollar would be approximately R$58.6 million, not considering our derivative contracts.

Interest Rates

     Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments, variable-rate leasing contracts and on interest income generated from our cash and short-term investment balances. At December 31, 2008, 13.9% of our aircraft rental expenses had floating interest rates. A hypothetical 10% increase in market interest rates as of December 31, 2008 would increase our aircraft rental and interest expense by approximately R$8.9 million. A hypothetical 10% decrease in market interest rates as of December 31, 2008 would decrease our interest income from cash equivalents and short-term investments by approximately R$10.0 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt, variable-rate leasing contracts and cash equivalent and short-term investment balances at December 31, 2008.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     Disclosure Controls and Procedures. Our chief executive officer and our chief financial officer, after evaluating together with other members of management the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) have concluded that our disclosure controls and procedures were not effective because of the identification of a material weakness in internal control over financial reporting, described below.

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

     Our management, under the supervision of and with the participation of our chief executive officer and chief financial and investor relations officer, assessed the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.

     A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. After the publication of our financial statements in IFRS as of and for the year ended December 31, 2008, we identified in the process of preparing this annual report, adjustments related to the accounting for the acquisition of VRG and the recognition of certain deferred tax assets related to temporary differences in our accounting for aircraft leases. Our internal controls over financial reporting did not detect these deficiencies, which led to the need to restate the aforementioned IFRS financial statements. For further information, see note 2 to our consolidated financial statements included in this annual report.

     Management found that the following material weakness in our internal controls over financial reporting resulted in the need for the adjustments to our financial statements:

     • We have performed and continue to perform the consolidation of our financial statements using spreadsheets for complex manual accounting processes. As a result, certain controls in the consolidation process are manual and we have not taken advantage of the inherent controls in an automated consolidation package.

     • The regulatory complexity in the integration of VRG and our parallel transition to IFRS led to more time and effort being spent on the preparation of our financial statements, at the expense of the time we allocated to the financial statement close process and the internal controls related thereto.

     • This shift in focus could not be mitigated due to turnover of certain personnel, which resulted in insufficient communication and teamwork among those involved in the audit and the preparation of our financial statements, leading to less efficient and thorough review and closing processes.

     In light of this material weakness, in preparing the restated financial statements included in this annual report, we performed a full revision of the financial statements and post-closing procedures to provide assurance regarding the accuracy of the restated financial statements.

     Plan to Remediate the Material Weakness. To address the material weakness described above, we are currently undertaking remediation measures to ensure the accuracy and effectiveness of our internal controls over financial reporting, including:

     • Automating certain portions of the financial statement close process so that we take advantage of the built-in controls of the automated system and increasing the amount of time allocated to the internal controls over the process.

     • Ensuring that the supervisory function and experience levels of the personnel in the accounting area are adequate and allow sufficient time to review and address critical accounting issues in order to further strengthen the financial statement close process.

     • Providing ongoing training in IFRS and internal controls to our staff.

     • Strengthening management's proactive oversight function through the company’s internal accounting and tax committees by increased focus on income taxes and related deferrals, and all future material non-common and non-recurring transactions.

      The measures described above have been submitted to and approved by our chief financial and investor relations officer, our chief executive officer and our board of directors, after consultation with our audit committee.

     The internal controls over financial reporting as of December 31, 2008 have been audited by Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Ernst & Young’s attestation report on the Company’s internal controls over financial reporting is included herein.

     Changes in internal controls. No significant changes in our internal controls or in other factors that could significantly affect these controls after the date of the evaluation were made as a result of the evaluation. However, there are changes planned as a result of the aformentioned material weakness and the plan to remediate the weakness.

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

C. Principal Accountant Fees and Services

     The following table sets forth by category of service the total fees for services performed by Ernst & Young Auditores Independentes S.S. during the fiscal years ended December 31, 2008 and 2007:

	2008	2007

	(in reais)
Audit Fees	5,616,361	5,066,411
Audit-Related Fees	—	388,060
Tax Fees	335,618	—
All Other Fees	351,818	—

Total	6,303,797	5,454,471

Audit Fees

     Audit fees include the audit of our consolidated annual financial statements and internal controls, the audit of our Brazilian GAAP financial statements, review of our quarterly reports and required statutory audits.

Audit-Related Fees

     Audit-related fees include fees for the preparation and issuance of comfort letters in connection with our offering and registering securities with the SEC. In 2007, the audit-related fees also include services performed in connection with the acquisition of VRG Linhas Aéreas S.A.. No audit-related fees were incurred in 2008.

Tax Fees

     Tax advisory services provided in 2008 amounted to R$335,618.

All Other Fees

     There were no other fees for services performed by Ernst & Young Auditores Independentes S.S. during the fiscal years ended December 31, 2007. Other fees for 2008 amounted to R$351,818 and were related to the adoption of IFRS.

Pre-Approval Policies and Procedures

     Our audit committee approves all audit, audit-related services, tax services and other services provided by Ernst & Young Auditores Independentes S.S. Any services provided by Ernst & Young Auditores Independentes S.S. that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2008 and 2007, none of the fees paid to Ernst & Young Auditores Independentes S.S. were approved pursuant to the de minimis exception.

D. Exemptions from the Listing Standards for Audit Committees

     None.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     In January 2008, our board of directors authorized a share buy-back program on the BOVESPA of up to 5,000,000 of our preferred shares, at market prices, representing 8.8% of the total number of preferred shares outstanding in the market. The purpose of the buyback is the purchase of preferred shares to be held in treasury and subsequently resold or cancelled, without reducing our capital. The period for these authorized transactions is 365 days from January 28, 2008. The program expired in January 2009, and a total of 1,574,200 preferred shares were bought back under the program.

F. Change in Registrant’s Certifying Accountant

None

G. Corporate Governance

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

PART III

ITEM 17. FINANCIAL STATEMENTS

     See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

     See our consolidated financial statements beginning on Page F-1.

ITEM 19. EXHIBITS

1.1	By-laws of the Registrant (English translation).

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

10.3
Navitaire Hosted Services Agreement, dated May 1, 2004, between Navitaire Inc. and Gol Transportes Aéreos S.A., including amendments 1 through 7 thereto, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2006, as filed on February 28, 2007. Note: check confidentiality request.

10.4
Amendment No. 8 to Navitaire Hosted Services Agreement dated as of June 11, 2007, between Navitaire Inc. and Gol Transportes Aéreos S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.5	Amendment No. 9 to Navitaire Hosted Services Agreement dated as of August 20, 2007, between Navitaire Inc. and Gol Transportes Aéreos S.A.

10.6
Amendment No. 10 to Navitaire Hosted Services Agreement dated as of August 27, 2007, between Navitaire Inc. and Gol Transportes Aéreos S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.7
Amendment No. 11 to Navitaire Hosted Services Agreement dated as of April 24, 2008, between Navitaire Inc. and Gol Transportes Aéreos S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.8
Amendment No. 12 to Navitaire Hosted Services Agreement dated as of April 24, 2008, between Navitaire Inc. and Gol Transportes Aéreos S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.9
Amendment No. 13 to Navitaire Hosted Services Agreement dated as of May 5, 2008, between Navitaire Inc. and Gol Transportes Aéreos S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.10
Amendment No. 14 to Navitaire Hosted Services Agreement dated as of October 1, 2008, between Navitaire Inc. and Gol Transportes Aéreos S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.11
Amendment No. 15 to Navitaire Hosted Services Agreement dated as of October 1, 2008, between Navitaire Inc. and Gol Transportes Aéreos S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.12
Aircraft Purchase Agreement, dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

10.13
Supplemental Aircraft Purchase Agreement No. 1 dated as of July 16, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

10.14
Supplemental Aircraft Purchase Agreement No 2 dated as of January 20, 2005 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

10.15
Supplemental Aircraft Purchase Agreement No. 3 dated as of January 7, 2005 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

10.16
Supplemental Aircraft Purchase Agreement No. 4 dated as of March 24, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

10.17
Supplemental Agreement No. 5 dated July 25, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

10.18
Supplemental Agreement No. 6 dated August 26, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

10.19
Supplemental Agreement No. 7 dated October 18, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

10.20
Supplemental Agreement No. 8 dated February 19, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

10.21
Supplemental Agreement No. 9 dated March 6, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

10.22
Supplemental Agreement No. 10 dated October 19, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.23
Supplemental Agreement No. 11 dated October 24, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2006, as filed on February 28, 2007.

10.24
Supplemental Agreement No. 12 dated February 8, 2007 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

10.25
Supplemental Agreement No. 13 dated December 17, 2007 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

10.26
Supplemental Agreement No. 14 dated September 20, 2008 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Section 1350 Certification of Chief Executive Officer.

13.2	Section 1350 Certification of Chief Financial Officer.

SIGNATURE

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ CONSTANTINO DE OLIVEIRA JUNIOR
Name:	Constantino de Oliveira Junior
Title:	President and Chief Executive Officer

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ LEONARDO PORCIÚNCULA GOMES PEREIRA
Name:	Leonardo Porciúncula Gomes Pereira
Title:	Executive Vice President, Chief Financial and Investor Relations Officer

Dated: May 7, 2009

Consolidated Financial Statements
GOL Linhas Aéreas Inteligentes S.A.
Year ended December 31, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

Consolidated financial statements

December 31, 2008 and 2007 (In thousands of Brazilian reais)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

We have audited Gol Linhas Aéreas Inteligentes S.A.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gol Linhas Aéreas Inteligentes S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in the financial statement close process in connection with the implementation of IFRS related to the acquisition of VRG and the recognition of certain deferred tax assets related to temporary differences in the accounting for aircraft leases and, as a result, concluded that previously reported profit (loss) had been overstated. The insufficient controls related to the foregoing resulted in a restatement of the Company’s consolidated financial statements as of December 31, 2008 and 2007 and for the years then ended. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2008 consolidated financial statements, and this report does not affect our report dated March 19, 2009, except for Notes 2a) and 24 and, as to which the date is May 4, 2009, on those consolidated financial statements (as restated).

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Gol Linhas Aéreas Inteligentes S.A. has not maintained effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholder’s equity, and cash flows for the years then ended of Gol Linhas Aéreas Inteligentes S.A. and our report dated March 19, 2009, except for Notes 2 a) and 24, as to which the date is May 4, 2009, expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Maria Helena Pettersson
Partner

São Paulo, Brazil,
March 19, 2009,
except for the effects of the material weakness
described in the fifth paragraph above, as
to which the date May 4, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

We have audited the accompanying consolidated balance sheets of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2008 and 2007 and the related consolidated statements of income, changes in equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gol Linhas Aéreas Inteligentes S.A. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards, issued by the International Accounting Standards Board.

As discussed in Note 2 a), the consolidated financial statements have been restated to correct the accounting for the acquisition of VRG and the recognition of certain deferred tax assets related to temporary differences in the accounting for aircraft leases

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Gol Linhas Aéreas Inteligentes S.A.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2009, except for the effects of the material weakness described in the fifth paragraph of that report, as to which the date is May 4, 2009, expressed an adverse opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Maria Helena Pettersson
Partner

São Paulo, Brazil
March 19, 2009, except for Notes 2 a) and 24,
as to which the date is May 4, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

 Consolidated income statements
Years ended December 31, 2008 and 2007
(In thousands of Brazilian reais, except per share amounts)
(Restated)

	Note	2008	2007

Operating revenues
Passenger		5,890,104	4,566,691
Cargo and other		516,089	374,293

Total operating revenues		6,406,193	4,940,984

Operating expenses
Salaries	4	(983,783)	(799,344)
Aircraft fuel		(2,630,834)	(1,898,840)
Aircraft rent		(645,089)	(525,785)
Aircraft insurance		(42,813)	(44,646)
Sales and marketing		(588,735)	(367,866)
Landing fees		(338,370)	(273,655)
Aircraft and traffic servicing		(422,177)	(348,732)
Maintenance materials and repairs		(388,030)	(339,281)
Depreciation		(125,127)	(62,548)
Other operating expenses		(329,883)	(270,422)

Total operating expenses		(6,494,841)	(4,931,119)

Operating profit (loss)		(88,648)	9,865

Finance costs and other income (expense)
Finance costs
Interest expense		(269,278)	(182,618)
Capitalized interest		27,179	38,879

Total finance costs		(242,099)	(143,739)
Exchange gain (loss)		(757,526)	165,230
Interest and investment income		78,349	293,333
Other income (expense), net		(185,118)	(123,806)

Total finance costs and other income (expense)		(1,106,394)	191,018

Profit (loss) before income taxes		(1,195,042)	200,883

Income taxes expense	5	(44,305)	(33,595)

Profit (loss) for the year from continuing
operations attributable to equity
holders of the parent		(1,239,347)	167,288

Earnings (loss) per share:
Basic	15	(6.16)	0.84
Diluted	15	(6.16)	0.84

GOL LINHAS AÉREAS INTELIGENTES S.A.

Consolidated balance sheets
December 31, 2008 and 2007
(In thousands of Brazilian reais) (Restated)

	Note	2008	2007

Assets
Non-current assets
Property, plant and equipment, net	6	2,998,756	2,191,028
Intangible assets	7	1,197,861	1,197,441
Other non-current assets
Prepaid expenses	2	58,793	44,808
Deposits	2	507,428	448,807
Deferred income taxes	5	729,784	485,980
Restricted cash	12	6,589	6,041
Other non-current assets	2	97,446	87,489

Total other non-current assets		1,400,040	1,073,125

Total non-current assets		5,596,657	4,461,594

Current assets
Other current assets	2	52,386	144,484
Prepaid expenses	2	123,801	135,957
Deposits	2	237,914	192,357
Recoverable income taxes		110,767	45,569
Inventories of parts and supplies	9	200,514	209,926
Trade and other receivables	10	344,927	903,061
Restricted cash	12	176,697	-
Financial assets	19	245,585	820,343
Cash and cash equivalents	11	169,330	573,121

Total current assets		1,661,921	3,024,818

Total assets		7,258,578	7,486,412

GOL LINHAS AÉREAS INTELIGENTES S.A.

     Consolidated balance sheets
December 31, 2008 and 2007
(In thousands of Brazilian reais)
(Restated)

	Note	2008	2007

Liabilities and shareholders' equity
Shareholders' equity
Issued share capital	13	1,250,618	1,250,618
Capital reserves	13	89,556	89,556
Treasury shares	13	(41,180)	-
Retained earnings (deficit)	13	(227,386)	1,052,274

Total shareholders' equity		1,071,608	2,392,448

Non-current liabilities
Long-term debt	19	2,438,881	1,714,716
Smiles deferred revenue	2	262,626	233,618
Deferred income taxes	5	548,680	341,634
Provisions	16	157,310	200,664
Other non-current liabilities		196,894	107,132

Total non-current liabilities		3,604,391	2,597,764

Current liabilities
Short-term debt	19	967,452	891,543
Accounts payable		283,719	326,364
Salaries, wages and benefits		146,805	163,437
Current income taxes payable		39,605	68,013
Sales tax and landing fees		97,210	84,319
Advance ticket sales	22	572,573	472,860
Provisions	16	165,287	175,976
Smiles deferred revenue	2	90,043	147,348
Other current liabilities		219,885	166,340

Total current liabilities		2,582,579	2,496,200

Total liabilities and shareholders' equity		7,258,578	7,486,412

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

     Consolidated statement of changes in equity
Years ended December 31, 2008 and 2007
(In thousands of Brazilian reais, except per share amounts)
(Restated)

		Issued Shares		Treasury Shares

							Retained
						Capital	Earnings
	Notes	Shares	Amount	Shares	Amount	Reserves	(Deficit)	Total

Balance at January 1, 2007		196,206,466	887,625	-	-	89,556	1,191,977	2,169,158

Comprehensive income:
Profit for the year		-	-	-	-	-	167,288	167,288
Net loss on available for sale		-	-	-	-	-	(6,726)	(6,726)
Derivative instruments, net of taxes		-	-	-	-	-	(2,395)	(2,395)

Total Comprehensive income		-	-	-	-	-	158,167	158,167
Common shares issued		11,569	432	-	-	-	-	432
Shares issued	3	6,082,220	362,561	-	-	-	-	362,561
Share-based payment	14	-	-	-	-	-	4,905	4,905
Dividends payable and interest on shareholders' equity		-	-	-	-	-	(302,775)	(302,775)

Balance at December 31, 2007		202,300,255	1,250,618	-	-	89,556	1,052,274	2,392,448

Comprehensive income:
Loss for the year		-	-	-	-	-	(1,239,347)	(1,239,347)
Net gain on available for sale		-	-	-	-	-	4,001	4,001
Derivative instruments, net of taxes		-	-	-	-	-	(13,418)	(13,418)

Total Comprehensive loss		-	-	-	-	-	(1,248,764)	(1,248,764)
Common shares issued		336	-	-	-	-	-	-
Share-based payment	14	-	-	-	-	-	5,362	5,362
Treasury shares	13	-	-	(1,574,200)	(41,180)	-	-	(41,180)
Dividends payable	13	-	-	-	-	-	(36,258)	(36,258)

Balance at December 31, 2008		202,300,591	1,250,618	(1,574,200)	(41,180)	89,556	(227,386)	1,071,608

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

     Consolidated statements of cash flows
Years ended December 31, 2008 and 2007
(In thousands of Brazilian reais)
(Restated)

	2008	2007

Cash flows from operating activities:
Net profit (loss)	(1,239,347)	167,288
Adjustments to reconcile net profit (loss) to net
cash provided by operating activities:
Depreciation	125,127	62,548
Share-based payments	5,362	4,905
Changes in fair value of derivative financial instruments	(9,417)	(9,121)
Net foreign exchange fluctuations	757,526	(165,230)
Changes in operating assets and liabilities:
Provisions	(54,043)	184,811
Trade and other receivables	558,134	(219,602)
Changes in inventories	9,412	(129,319)
Deposits	(104,178)	(163,836)
Prepaid expenses	(1,829)	(45,683)
Other assets	81,781	1,389
Advance ticket sales	99,713	98,800
Smiles deferred revenues	(28,297)	5,469
Accounts payable	(42,645)	(22,055)
Income taxes	(130,364)	(198,707)
Other liabilities	139,925	286,855

Net cash provided by (used in) operating activities	166,860	(141,488)

Cash flows from investing activities:
Acquisition of VRG, net of cash acquired	-	(201,509)
Purchase of property, plant and equipment, net	(436,914)	(541,181)
Proceeds from sale of property, plant and equipment, net	90,879	1,774
Purchase of intangible assets	(10,828)	(22,395)
Net investments in restricted cash	(177,245)	6,041
Net investments in financial assets	574,758	566,931

Net cash provided by (used in) investing activities	40,650	(190,339)

Cash flows from financing activities:
Net proceeds from (repayment of) debt	(533,863)	919,827
Dividends paid	(36,258)	(302,775)
Addition of treasury shares	(41,180)	-
Paid subscribed capital	-	432

Net cash provided by (used in) financing activities	(611,301)	617,484

Net increase (decrease) in cash and cash equivalents	(403,791)	285,657

Cash and cash equivalents at beginning of the period	573,121	287,464

Cash and cash equivalents at end of the period	169,330	573,121

Supplemental disclosure of cash flow information:
Interest paid	205,497	162,715
Income tax paid	57,338	105,291

Non-cash investing and financing activities :
Accrued capitalized interest	33,955	18,721
Shares issued as consideration for the acquisition of VRG	-	362,561
Finance leases	514,708	663,277

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial
statements (In thousands of Brazilian Reais)

1. Corporate information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a joint stock company (sociedade por ações) constituted in accordance with Brazilian bylaws. The objective of the Company is to exercise corporate control of VRG Linhas Aéreas S.A. (“VRG”), to exploit (i) regular and non-regular air transportation services of passengers, cargo and mail bags, nationally or internationally, according to the concessions granted by the competent authorities; (ii) complementary activities of chartering air transportation of passengers, cargo and mail bags.

The Company’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (BOVESPA). The Company has entered into an Agreement for Adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange – BOVESPA, integrating indices of Shares with Differentiated Corporate Governance – IGC and Shares with Differentiated Tag Along – ITAG, created to differ companies committed to adopting differentiated corporate governance practices.

The Company’s financial statements for the year ended December 31, 2008 were authorized for issue by the Board of Directors on March 19, 2009. The registered office is located at Rua Tamoios, 246, Jd. Aeroporto, São Paulo, Brazil.

2. Summary of significant accounting policies

a) Restatement of previously issued financial statements

Subsequent to the issuance of the Company’s consolidated financial statements for the years ended December 31, 2008 and December 31, 2007, the Company identified items that had been incorrectly handled in processing the final allocation of the purchase price for the acquisition of VRG. This resulted in the omission of provisions from the balance sheet at December 31, 2007 and recognition of income tax benefit in the income statement for the year ended December 31, 2007. Additionally, the Company identified that deferred tax assets related to temporary differences on its accounting for aircraft leases were not properly recorded as of and for the year ended December 31, 2008. Also, the Company identified certain adjustments which were appropriate to classify sale and leaseback assets on a gross rather than a net basis in the balance sheets.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

a) Restatement of previously issued financial statements (Continued)

The following table sets forth the effects of the restatement on certain line items within the Company’s previously reported consolidated financial statements (in thousands, except per share data).

	As of and for the year ended December 31,

	2008		2007

	Previously		Previously
	reported	Restated	reported	Restated

Assets
Non-current assets
Prepaid expenses	-	58,793	-	44,808
Deferred income taxes	495,544	729,784	485,980	485,980
Other non-current assets	105,526	97,446	87,694	87,489

Current assets
Other current assets	49,439	52,386	144,484	144,484
Prepaid expenses	120,100	123,801	131,231	135,957
Trade and other receivables	344,927	344,927	916,133	903,061

Liabilities and shareholders' equity
Shareholders' equity
Issued share capital	1,248,649	1,250,618	1,248,649	1,250,618
Retained earnings (deficit)	(273,877)	(227,386)	1,153,412	1,052,274

Non-current liabilities
Deferred income taxes	323,345	548,680	339,348	341,634
Provisions	157,310	157,310	117,062	200,664
Other non-current liabilities	160,069	196,894	63,135	107,132

Current liabilities
Other current liabilities	238,904	219,885	160,799	166,340

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

a) Restatement of previously issued financial statements (Continued)

	As of and for the year ended December 31,

	2008		2007

	Previously		Previously
	reported	Restated	reported	Restated

Operating expenses
Other operating expenses	(329,883)	(329,883)	(277,844)	(270,422)

Finance costs and other income (expense)
Capitalized interest	28,871	27,179	38,879	38,879

Income taxes benefit (expense)	(193,626)	(44,305)	78,800	(33,595)

Profit (loss) for the year from
continuing operations attributable
to equity holders of the parent	(1,386,976)	(1,239,347)	272,261	167,288

Earnings (loss) per share:
Basic	(6.89)	(6.16)	1.37	0.84
Diluted	(6.89)	(6.16)	1.37	0.84

The restatement resulted in changes to amounts previously reported in Notes 3, 5, 10, 13, 15, 16 and 23 and, accordingly, such notes have been amended and restated in these financial statements.

b) Statement of compliance and basis of presentation

The consolidated financial statements were prepared on a historical cost basis except for certain financial assets and liabilities, including derivative financial instruments and available-for-sale financial assets that are measured at fair value. The carrying value of recognized assets and liabilities that are accounted for as cash flow and fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, using Brazilian Reais as the functional and reporting currency. The accounting principles adopted under IFRS differ in certain aspects from accounting principles generally accepted in Brazil (“BR GAAP”), which the Company uses to prepare its statutory financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

b) Statement of compliance and basis of presentation (Continued)

The Company adopted International Financial Reporting Standards (“IFRS”) for the first time in its consolidated financial statements for the year ended December 31, 2008, which includes comparative financial statements for the year ended December 31, 2007. IFRS 1, “First-time adoption of International Reporting Standards”, requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS consolidated financial statements (i.e. December 31, 2007). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (i.e. January 1, 2007) and throughout all periods presented in the first IFRS financial statements.

The Note "Transition to IFRS”, details the principal effects of the transition to IFRS on the Company’s balance sheet as of January 1, 2007 and the principal differences with the Brazilian Corporate Law (Law No. 6,404/76) related to the year ended December 31, 2007.

c) Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries: VRG Linhas Aéreas S.A, and GAC Inc., Gol Finance and SKY Finance, which are domiciled in the Cayman Islands.

Results include those of VRG since April 9, 2007, the date the Company assumed control of the operations of VRG. All significant intercompany balances have been eliminated.

d) Cash and cash equivalents

Cash in excess of that necessary for operating requirements is invested in short-term, highly liquid, income-producing investments. Investments with original maturities of three months or less are classified as cash and cash equivalents, which primarily consist of certificates of deposit, money market funds, and investment grade commercial paper issued by major financial institutions.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

e) Restricted cash

Restricted cash represents pledge deposits with the purpose to guarantee some of Company’s hedge operations and long-term financings (BNDES and BDMG) and earns interests.

f) Financial assets

The Company’s financial assets consist of traditional fixed maturity securities, which are readily convertible into cash and are primarily highly liquid in nature. Management determines the appropriate classification of these securities at the time of purchase and reevaluates such designation as of each balance sheet date. As defined by IAS 39, “Financial Instruments: Recognition and Measurement”, the Company’s investments are classified as available-for-sale financial assets. Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale and not classified as held-to-maturity or loans and receivables. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognized as equity until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in profit or loss. Held-to-maturity securities are measured at amortized cost through the income statement.

g) Trade and other receivables

Trade and other receivables are stated at cost less allowances made for doubtful receivables, which approximates fair value given their short term nature. An allowance for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable.

h) Inventories

Inventories, including aircraft expendables, are valued at the lower of cost, determined by the weighted average cost method, and net realizable value. The cost of inventory is charged to expense when consumed.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

i) Lease accounting

In accordance with IAS 17 "Leases", leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight line basis over the lease term. Differences between aircraft rentals paid and rentals recognized as expense in the income statement are recorded as prepaid assets or accrued rent in the balance sheet.

The assets held under a finance lease are valued at the lower of the following two amounts: the present value of the minimum lease payments under the lease arrangement or the leased asset’s fair value determined at inception of the lease. Lease payments are allocated between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement. The corresponding obligation to the lessor is accounted for as long-term debt. These assets are depreciated over the shorter of the useful life of the assets and the lease term when there is no reasonable certainty that the Company will obtain ownership at the end of the lease term.

Profit or loss related to sale and operating leaseback transactions, is accounted for as follows:

• They are recognized immediately when it is clear that the transaction is established at fair value;

• If the sale price is below fair value, any profit or loss is recognized immediately. However, if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the asset’s expected useful life;

• If the sale price is above fair value, the excess is deferred and amortized over the asset’s expected useful life, with the amortization recorded as a reduction of rent expense.

j) Prepaid expenses and other assets

Prepaid expenses and other assets primarily consist of prepayments for aircraft rentals under operating lease agreements, security deposits required under aircraft lease agreements and amounts receivable from insurance claims.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

k) Revenue recognition

Passenger revenue is recognized either when transportation is provided or when the ticket expires unused. Tickets sold but not yet used are recorded as advance ticket sales. Advance ticket sales represents deferred revenue for tickets sold for future travel dates and estimated refunds and exchanges of tickets sold for past travel dates. A small percentage of tickets (or partial tickets) expire unused. The Company estimates the amount of future refunds and exchanges, net of forfeitures, for all unused tickets once the flight date has passed. These estimates are based on historical data and experience. Estimated future refunds and exchanges included in the air traffic liability account are compared with actual refund and exchange activities every month to monitor the reasonableness of the estimated refunds and exchanges.

Revenue from cargo shipments is recognized when transportation is provided. Other revenue includes charter services, ticket change fees and other incidental services, and is recognized when the service is performed. The Company’s revenues are net of certain taxes, including state value-added and other state and federal taxes that are collected from customers and transferred to the appropriate government entities. Such taxes in the year ended December 31, 2008 and December 31, 2007 were R$262,388 and R$191,164, respectively.

l) Mileage program

Since the acquisition of VRG (see Note 3), the Company operates a frequent flyer program, Smiles (“Mileage Program”) that provides travel and other awards to members based on accumulated mileage credits. The obligations assumed under the Mileage Program were valued at the acquisition date at estimated fair value that represents the estimated price the Company would pay to a third party to assume the obligation for miles expected to be redeemed under the Mileage Program. Outstanding miles earned by flying VRG or distributed by its non-airline partners (such as banks, credit card issuers and e-commerce companies) were revalued using a weighted-average per-mile equivalent ticket value, taking into account such factors as differing classes of service and domestic and international ticket itineraries, which can be reflected in awards chosen by Mileage Program members. The probability of air miles being converted into award tickets is estimated using a statistical method.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

l) Mileage program (Continued)

The sale of passenger tickets by the Company includes air transportation and mileage credits. The Company’s sales of miles to business partners include marketing and mileage credits. The Company uses the deferred revenue model to account for its obligation for miles to be redeemed based upon the equivalent ticket value of similar fares. The Company accounts for all miles earned and sold as separate deliverables. The Company defers the portion of the sales proceeds that represents the estimated fair value of the award and recognizes that amount in cargo and other revenue when the award is provided. The excess of sale proceeds over the fair value of the award (which is mileage program marketing revenue) is recognized in cargo and other revenue, as applicable.

For accounts that are inactive for a period of 36 consecutive months, it is the Company’s policy to cancel all miles contained in those accounts at the end of the 36 month period of inactivity. The value associated with mileage credits that are estimated to be cancelled based upon inactivity is recognized as passenger revenue in proportion to actual mileage award redemptions over the period in which the expired miles occurred.

On 28 June 2007, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC 13 – “Customer Loyalty Programmes” (effective for periods beginning on or after 1 July 2008 with early adoption permitted), which deals with accounting for customer loyalty award credits. The Company adopted IFRIC 13 on April 9, 2007 (see Note 3). The adoption of this interpretation had no impact on the Company’s consolidated financial statements.

m) Property, plant and equipment

Property, plant and equipment, including rotable parts, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. Aircraft and engine spares acquired on the introduction or expansion of a fleet, as well as rotable spares purchased separately, are carried as fixed assets and generally depreciated in line with the fleet to which they relate. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation aircraft.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

m) Property, plant and equipment (Continued)

The estimated useful lives for property and equipment are as follows:

Estimated Useful Life

Lower of lease term or useful
Leasehold improvements to flight equipment	life
Flight equipment	20 years
Rotables	20 years
Maintenance and engineering equipment.	10 years
Major overhaul expenditures	1 to 4 years
Communication and meteorological equipment	10 years
Computer hardware and software	5 years

Under IAS 16 “Property, Plant and Equipment”, major engine overhauls including replacement spares and labor costs, are treated as a separate asset component with the cost capitalized and depreciated over the period to the next major overhaul. All other replacement spares and costs relating to maintenance of fleet assets are charged to the income statement on consumption or as incurred. Interest costs incurred and identified exchange differences on borrowings that fund progress payments on assets under construction, including pre-delivery deposits to acquire new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or aircraft delivery.

The carrying value of property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable and the cumulative impairment losses are shown as a reduction in the carrying value of property, plant and equipment.

n) Intangible assets

i) Goodwill

Goodwill is tested for impairment annually by comparing the carrying amount to the recoverable amount at the cash-generating unit level. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in the Company’s impairment evaluations are consistent with internal projections and operating plans.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

n) Intangible assets (Continued)

ii) Airport operating rights

Airport operating rights were acquired as part of the acquisition of VRG and were capitalized at fair value at that date and are not amortized. Those rights are considered to be indefinite due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The carrying value of those rights is reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. No impairment has been recorded to date.

iii) Tradenames

VRG tradenames were acquired as part of the VRG acquisition and were capitalized at fair value at that date. The tradenames are considered to have an indefinite useful life (and are not amortized) due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty and the continued use of the VARIG tradenames. The carrying value of the tradenames is reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. No impairment has been recorded to date.

iv) Software

Costs related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis.

The carrying value of these intangibles is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable.

o) Impairment of financial assets

The Company assesses at each balance sheet date whether a financial asset is impaired using discounted cash flow analyses, which considers the creditworthiness of the issuer of the security, as further described in Note 18.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

p) Deposits

The Company’s aircraft lease agreements specifically provide that the Company is responsible for maintenance of the leased aircraft. Under certain existing lease agreements, maintenance deposits are paid to aircraft and engine lessors that are to be applied to future maintenance events. These deposits are calculated based on a performance measure, such as flight hours or cycles, and are available for reimbursement to us upon the completion of the maintenance of the leased aircraft. If there are sufficient funds on deposit to reimburse for maintenance costs, such funds are returned to the Company. The maintenance deposits paid under lease agreements transfer neither the obligation to maintain the aircraft nor the cost risk associated with the maintenance activities to the aircraft lessor.

In addition, the Company maintains the right to select any third-party maintenance provider or to perform such services in-house. Therefore, these amounts are recorded as a deposit on the balance sheet and maintenance cost is recognized when the underlying maintenance is performed, in accordance with the Company’s maintenance accounting policy. Certain lease agreements provide that excess deposits are not refundable to us. Such excess could occur if the amounts ultimately expended for the maintenance events were less than the amounts on deposit. Any excess amounts held by the lessor or retained by the lessor upon the expiration of the lease, which are not expected to be significant, would be recognized as additional aircraft rental expense at the time it is no longer probable that such amounts will be used for the maintenance for which they were deposited.

In determining whether it is probable that maintenance deposits will be used to fund the cost of maintenance events, the Company conducts the following analysis at the inception of the lease, on an annual and quarterly basis and whenever events or changes in circumstances indicate that amounts may not be recoverable, to evaluate potential impairment of this balance:

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

p) Deposits (Continued)

1) At the time of delivery of each aircraft under lease, the Company evaluates the aircraft’s condition, including the airframe, the engines, the auxiliary power unit and the landing gear.

2) The Company projects future usage of the aircraft during the term of the lease based on its business and fleet plan.

3) The Company estimates the cost of performing all required maintenance during the lease term. These estimates are based on the extensive experience of the Company’s management and industry available data, including historical fleet operating statistic reports published by the Company’s engine manufacturers.

At the inception of the leases, initial estimates of the maintenance costs are equal to or in excess of the amounts required to be deposited. This demonstrates it is probable the amounts will be utilized for the maintenance for which they are to be deposited and the likelihood of an impairment of the balance is remote. Additionally, the Company has reached agreements with certain lessors to replace the deposits with letters of credit and amend the lease terms to enable us to utilize the deposited funds to settle other amounts owed under the lease. Upon this amendment of the lease the Company reevaluates the appropriateness of the lease accounting and reclassifies the affected deposits as Other Deposits. Many of new aircraft leases do not require maintenance deposits.

Based on the foregoing analysis, management believes that the amounts reflected on the consolidated balance sheet as Aircraft and Engine Maintenance Deposits are probable of recovery. There has been no impairment of Company’s maintenance deposits.

q) Foreign currency transactions

Transactions in foreign currencies are translated into the Company’s functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are subsequently translated at the exchange rate at the balance sheet date. Any differences resulting from the currency translation are recognized in the income statement.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

r) Derivative financial instruments and hedge accounting

The Company accounts for financial derivative instruments in accordance with IAS 39. In executing the risk management program, management uses a variety of financial instruments, including petroleum call options, petroleum collar structures, petroleum fixed-price swap agreements, and foreign currency forward contracts. The Company does not hold or issue derivative financial instruments for trading purposes.

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

The Company also uses derivative financial instruments such as forward currency contracts and interest swaps to hedge its foreign market risks and interest rate risks respectively. Derivative financial instruments are remeasured at fair value at each reporting date. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Since the majority of the Company’s financial derivative instruments for fuel are not traded on a market exchange, the Company estimates their fair values. The fair value of fuel derivative instruments, depending on the type of instrument, is determined by the use of present value methods or standard option value models with assumptions about commodity prices based on those observed in underlying markets. Also, since there is not a reliable forward market for jet fuel, the Company must estimate the future prices of jet fuel in order to measure the effectiveness of the hedging instruments in offsetting changes to those prices, as required by IAS 39.

The fair value of forward currency contracts is the difference between the forward exchange rate and the contract rate. The forward exchange rate is referenced to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements
(In thousands of Brazilian Reais)

2. Summary of significant accounting policies (Continued)

r) Derivative financial instruments and hedge accounting (Continued)

The Company designates certain of its derivative financial instruments for hedge accounting. These instruments are classified as cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in profit or loss.

Amounts classified in equity are transferred to profit or loss when the hedged transaction affects profit or loss. If the hedged item is the cost of a non-financial asset or non-financial liability, the amounts classified in equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the firm commitment is no longer expected to occur, amounts previously recognized in equity are transferred to profit or loss. If the hedging instrument expires, is terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the firm commitment occurs.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

2. Summary of significant accounting policies (Continued)

r) Derivative financial instruments and hedge accounting (Continued)

Cash flow hedges (Continued)

The Company’s outstanding derivative contracts are all designated as cash flow hedges for accounting purposes. While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being recorded in equity. All changes in fair value that are considered to be effective, as defined, are recorded in equity until the underlying exchange exposure is realized and fuel is consumed. Changes in fair value that are not considered to be effective are recorded in other income (expense), net in the statement of income. The Company measures the effectiveness of the hedging instruments in offsetting changes to the hedged item, as required by IAS 39. See Note 18 for further information on IAS 39 and derivative financial instruments.

Current versus non-current classification

Derivative instruments that are not designated for hedge accounting treatment are classified as current or non-current or separated into a current and non-current portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Derivative instruments that are designated as, and are effective hedging instruments, are classified consistent with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and non-current portion only if a reliable allocation can be made.

s) Share-based payments

The Company measures the fair value of equity-settled transactions with employees at the grant date using an appropriate valuation model. The resulting amount, as adjusted for forfeitures is charged to income over the period in which the options vest. At each balance sheet date before vesting, the cumulative expense is calculated, representing the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. The movement in cumulative expense since the previous balance sheet date is recognized in the income statement with a corresponding entry in equity.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

2. Summary of significant accounting policies (Continued

t) Provisions

For certain operating leases, the Company is contractually obligated to return aircraft in a defined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return condition criteria throughout the duration of the lease.

Other provisions are recorded for probable losses and are reviewed based on the development of lawsuits and the background of losses on labor and civil claims, based on the best current estimate.

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

u) Segment information

The Company has one business segment: the provision of air transportation services within South America, where it operates domestic and international flights.

v) Income taxes

a) Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Current income tax relating to items recognized directly in equity is recognized in equity and not in profit or loss.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

2. Summary of significant accounting policies (Continued)

v) Income taxes (Continued)

b) Deferred income tax

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized except:

  where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
  in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

2. Summary of significant accounting policies (Continued)

w) Key accounting estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances. Actual results could differ from these estimates. These underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

i) Impairment of non-financial assets

The Company assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Goodwill and indefinite-lived intangible assets are tested for impairment annually and at other times when such indicators exist. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. The value in use is determined using discounted cash flow assumptions established by management. These calculations require the use of estimates (Note 8).

Other non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable.

ii) Impairment of available-for-sale financial assets

The Company classifies certain financial assets as available-for-sale and recognizes movements in their fair value in shareholders’ equity. When the fair value declines, Management evaluates the decline in value to determine whether it is an impairment that should be recognized in the income statement. See Note 19.

iii) Passenger revenue recognition

Passenger revenue is recognized when the transportation is provided. Unused tickets and mileage credits under the Mileage Program are recognized as revenue using estimates regarding the timing of recognition based on the terms and conditions of the ticket and historical trends.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

2. Summary of significant accounting policies (Continued)

w) Key accounting estimates and judgments (Continued)

iv) Income taxes

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

x) Prospective accounting changes, new standards and interpretations not yet adopted

The following new accounting standards or amendments to accounting standards, which are not yet effective and have not been adopted in these consolidated financial statements, will be adopted in future consolidated financial statements, if applicable.

  Amendment to IFRS 2 - Share-based payments: vesting conditions and cancellations (effective January 1, 2009). This amendment clarifies the accounting treatment of cancellations and vesting conditions. The introduction of this amendment will not impact the Company’s financial statements.

  IFRS 3 (Revised) - Business Combinations (effective July 1, 2009). This standard deals with how an acquirer recognizes measures and discloses in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The objective is to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The impact on the Company will be dependent on the nature of any future acquisition.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

2. Summary of significant accounting policies (Continued

x) Prospective accounting changes, new standards and interpretations not yet adopted (Continued)

  Amendment to IAS 1 - Presentation of Financial Statements, a revised presentation (effective January 1, 2009). This amendment sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. IAS 1 will impact the presentation of the financial statements of the Company. However, this impact is not expected to be significant.

  Amendment to IAS 27 - Consolidated and Separate Financial Statements (effective July 1, 2009). The objective of this amendment is to enhance the relevance, reliability and comparability of the information that a parent entity provides in its separate and consolidated financial statements. The introduction of this amendment will impact the Company’s reporting although this impact is not expected to be significant.

  On May 22, 2008 the IASB published the Improvements to International Financial Reporting Standards 2008, which contains 24 amendments to IFRS that result in accounting changes for presentation, recognition or measurement purposes and 11 terminologies or editorial amendments that will have only minimal or no effects on accounting. All amendments are effective January 1, 2009, except for the amendment to IFRS 5, “Non-current assets held for sale and discontinued operations - plans to sell a controlling interest in a subsidiary,” (effective July 1, 2009). None of these amendments are expected to have a significant impact on Company’s financial statements.

In addition, the Company does not expect the following new accounting standards or amendments will impact the Company’s financial reporting:

  IFRS 8 - Operating Segments was issued in November 2006 replacing IAS 14, Segmental Reporting (effective January 1, 2009).

  IFRIC 15 - Agreements for the Construction of Real Estate (effective January 1, 2009.

  IFRIC 16 - Hedges of a Net Investment in a Foreign Operation (effective January 1, 2009).

  Amendment to IAS 32 and IAS 1 - Puttable Financial Instruments and Obligations arising on Liquidation (effective January 1, 2009).

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

3. Business combination

On April 9, 2007, the Company acquired 100% of the voting shares of VRG. The total purchase price was R$562,101 (US$291,838) of which R$194,087 (US$100,762) was paid in cash, net of cash acquired and R$360,592 (US$187,226) was paid in non-voting preferred shares. In addition, R$7,422 (US$3,853) was paid in acquisition costs. The value of Company’s preferred shares issued as consideration to the shareholders of VRG (6,082,220 in number) was determined based on the closing market price (R$59.61) at the date control was obtained. The purchase contract includes provisions for a post-closing purchase price adjustment based on an audit of specific assets and liabilities. Disputed items involved in the arbitration process pursuant to this contract provision could result in a reduction of the purchase price of up to R$153,000. The results of VRG’s operations have been consolidated since the acquisition date.

Under the purchase method of accounting, the total purchase price was allocated to the identifiable assets acquired and liabilities assumed based on their fair values as of the date of acquisition.

From the date of acquisition, VRG Linhas Aéreas has contributed R$47,013 to the profit for the year ended December 31, 2007 from continuing operations of the Company. If the combination had taken place at the beginning of the year, the net profit for 2007 would have been R$230,269 and revenue would have been R$4,967,261.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

3. Business combination (Continued)

The following table summarizes the final allocation of the fair value of assets acquired and liabilities assumed:

Assets acquired
Accounts receivable	24,153
Inventories	5,442
Deferred income tax assets	323,370
Fixed assets	11,740
Intangible assets	623,951
Other assets	101,206

Total assets acquired	1,089,862

Liabilities assumed
Accounts payable	(220,862)
Air traffic liability	(38,792)
Smiles deferred revenue	(375,497)
Debentures	(87,876)
Deferred income taxes	(210,154)
Other liabilities	(136,882)

Total liabilities assumed	(1,070,063)

Net assets acquired	19,799

Purchase price, net of cash acquired	562,101

Goodwill	542,302

Goodwill represents the excess of the purchase price of the acquired business over the fair value of the net assets acquired and is tax-deductible in the amount of R$375,462. Intangible assets with indefinite lives consist of the fair value allocated to airport operating rights and tradenames, valued at R$560,842 and R$63,109, respectively.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

4. Employee costs and numbers

a) Staff costs

The average number of persons employed during the period was as follows:

Number	2008	2007

Brazil	15,421	15,123
Rest of world	490	599

	15,911	15,722

Salaries, wages and benefits	945,702	784,450
Other employee costs	38,081	14,894

Total employee costs	983,783	799,344

b) Key management personnel

	2008	2007

Fees	3,622	2,383
Salary and benefits	6,928	7,588
Share-based payments	3,599	3,448

Total	14,149	13,419

At December 31, 2008, the total expense of share-based payments amounting R$3,599 (R$3,448 at December 31, 2007) arises from transactions accounted for as equity-settled share-based payment transactions.

5. Income taxes

The major components of income tax expense for the years ended December 31, 2008 and 2007 are:

	2008	2007

Consolidated income statement	Restated

Current income tax:
Current income tax expense	(57,338)	(105,291)
Deferred income tax:
Relating to origination and reversal of temporary differences	13,033	71,696

Income tax (expense) benefit reported in the income statement	(44,305)	(33,595)

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

5. Income taxes (Continued)

The Company and its subsidiary VRG have tax loss carry-fowards of R$1,328,022 (R$569,166 in December 31, 2007) that are available indefinitely to offset future taxable profits of the companies in which the losses arose. Deferred tax assets have been recognized in respect of these losses to the extent that they are expected to offset future taxable profits. The tax loss carry-forwards are not subject to expiration. However, there is a limitation of 30% of utilization against each year’s taxable profit.

The Company will recognize penalties and interest accrued on any unrecognized tax benefits as a component of income tax expenses. The Company files its tax returns in Brazil and in foreign jurisdictions as prescribed by the tax laws of the jurisdictions in which it operates.

Deferred income taxes at December 31, 2008 and 2007, are summarized as follows:

	2008	2007

Deferred income tax assets	Restated

Tax loss carry-forward	309,392	337,407
Non-deductible provisions	36,554	36,554
Smiles deferred revenue	99,214	109,600
Leasing	247,202	-
Other	37,422	2,419

Total deferred tax assets	729,784	485,980

Deferred income tax liabilities
Acquisition of VRG (intangible assets)	210,154	210,154
Leasing	129,884	63,276
Maintenance expenses	133,291	19,959
Depreciation	64,564	15,973
Other	10,787	32,272

Total deferred tax liabilities	548,680	341,634

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

5. Income taxes (Continued)

The reconciliation of the reported income tax and social contribution tax and the amount determined by applying the composite fiscal rate at December 31, 2008 and 2007, are as follows:

	2008	2007

Deferred income tax assets	Restated

Accounting profit (loss) before income taxes	(1,195,042)	200,383
Statutory rate	34%	34%

Income tax by the nominal rate	406,314	(68,130)
Deductible interest on shareholders’ equity	-	49,161
Non-deductible exchange losses	(98,921)	-
Unrecognized tax profit (losses)	(274,953)	25,185
Other permanent differences	11,865	(39,811)

Income taxes (expense) benefit	(44,305)	(33,595)

The tax years and corresponding tax returns for 2003, 2004, 2005, 2006 and 2007 are subject to examination. The Company is currently under audit by federal authorities for its 2004 tax year.

In 2008, one subsidiary in the consolidated group recorded taxable income which resulted in income tax expense.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

6. Property, plant and equipment

	Flight equipment

Year ended December 31, 2007	Finance lease aircraft	Rotable parts and spares	Pre-delivery deposits	Other	Total

Cost
At January 1, 2007	194,307	366,666	440,165	121,456	1,122,594
Additions	663,277	235,518	622,359	64,309	1,585,463
Transfers	-	(269)	(366,986)	(1,632)	(368,887)
Disposals	-	7,106	-	(35,049)	(27,943)

At December 31, 2007	857,584	609,021	695,538	149,084	2,311,227

Depreciation
At January 1, 2007	(648)	(36,112)	-	(22,299)	(59,059)
Depreciation expense	(15,494)	(31,497)	-	(15,153)	(62,144)
Transfers	-	(44)	-	(323)	(367)
Disposals	-	-	-	1,371	1,371

At December 31, 2007	(16,142)	(67,653)	-	(36,404)	(120,199)

Net book value

At December 31, 2007	841,442	541,368	695,538	112,680	2,191,028

Year ended December 31, 2008

Cost
At January 1, 2008	857,584	609,021	695,538	149,084	2,311,227
Additions	514,708	178,433	498,958	63,227	1,255,326
Transfers	-	(66,770)	(237,292)	358	(303,704)
Disposals	-	(17,896)	-	(21,096)	(38,992)

At December 31, 2008	1,372,292	702,788	957,204	191,573	3,223,857

Depreciation
At January 1, 2008	(16,142)	(67,652)	-	(36,405)	(120,199)
Depreciation expense	(55,004)	(47,401)	-	(17,807)	(120,212)
Transfers	-	7,420	-	(421)	6,999
Disposals	-	113	-	8,198	8,311

At December 31, 2008	(71,146)	(107,520)	-	(46,435)	(225,101)

Net book value

At December 31, 2008	1,301,146	595,268	957,204	145,138	2,998,756

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

6. Property, plant and equipment (Continued)

Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 58 Boeing 737-800 Next Generation (63 aircraft at December 31, 2007), amounting to R$957,204 (R$695,538 at December 31, 2007) and other payments related to future aircraft acquisitions including capitalized interest of R$33,955 (R$18,721 at December 31, 2007). Deposits are transferred to the acquisition cost of aircraft when the aircraft are purchased.

7. Intangible assets

			Airport
			operating
Year ended December 31, 2007	Goodwill	Tradenames	rights	Software	Total

Cost
At January 1, 2007	-	-	-	25,085	25,085
Additions	542,302	63,109	560,842	22,395	1,188,648
Disposals	-	-	-	-	-

At December 31, 2007	542,302	63,109	560,842	47,480	1,213,733

Amortization
At January 1, 2007	-	-	-	(9,971)	(9,971)
Amortization expense	-	-	-	(6,321)	(6,321)
Disposals	-	-	-	-	-

At December 31, 2007	-	-	-	(16,292)	(16,292)

Net book value

At December 31, 2007	542,302	63,109	560,842	31,188	1,197,441

Year ended December 31, 2008
Cost
At January 1, 2008	542,302	63,109	560,842	47,480	1,213,733
Additions in year	-	-	-	10,828	10,828
Disposals in year	-	-	-	-	-

At December 31, 2008	542,302	63,109	560,842	58,308	1,224,561

Amortization
At January 1, 2008	-	-	-	(16,292)	(16,292)
Amortization expense	-	-	-	(10,408)	(10,408)
Disposals	-	-	-	-	-

At December 31, 2008	-	-	-	(26,700)	(26,700)

Net book value

At December 31, 2008	542,302	63,109	560,842	31,608	1,197,861

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

8. Impairment of goodwill and intangible assets

The Company has allocated goodwill and intangible assets with indefinite lives acquired through business combinations for the purposes of impairment testing to a single cash-generating unit.

The recoverable amount of the cash generating unit has been measured on the basis of its value-in-use, by applying cash flow projections in the functional currency based on the Company’s approved business plan covering a five-year period followed by the long-term growth rate of 3.0% . The pre-tax discount rate applied to the cash flow projections is 15.04% .

The calculation of value-in-use for the cash generating unit is most sensitive to the following assumptions:

• Discounted free cash flow approach, based on current acquisition valuation model;
• Discount rates derived from the Company’s weighted average cost of capital, adjusted for the risks specific to the market;
• Long-term growth rate which reflects the market consensus on the business;
• Royalty stream that could be obtained from licensing the intangible asset to a third party in an arm’s length transaction.

9. Inventories of parts and supplies

	2008	2007

Consumable material	9,318	12,107
Parts and maintenance material	104,133	103,833
Advances to suppliers	68,206	44,492
Parts import assets in progress	14,752	44,528
Other	4,105	4,966

	200,514	209,926

The amount of inventories recognized as an expense was R$92,422 in 2008 (R$93,953 in 2007) which is recognized in maintenance materials and repairs expense.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

10. Trade and other receivables

	2008	2007

Local currency:	Restated

Credit card administrators	95,097	674,380
Travel agencies	116,270	117,933
Installment sales	92,913	76,017
Cargo agencies	15,505	18,178
Other	48,723	21,810

	368,508	908,318
Foreign currency	21,117	31,112

	389,625	939,430

Allowance for doubtful accounts	(44,698)	(36,369)

	344,927	903,061

Changes in the allowance for doubtful accounts are as follows:

	2008	2007

	Restated

Balances at beginning of year	(36,369)	(10,366)
Additions	(15,864)	(32,937)
Recoveries	7,535	6,934

Balances at end of year	(44,698)	(36,369)

The aging analysis of accounts receivable is as follows:

	2008	2007

	Restated

Current	327,722	899,032
Past-due from less than 30 days to 90 days	21,113	26,232
Past-due from 91 days to more than 360 days	40,790	14,166

	389,625	939,430

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

11. Cash and cash equivalents

Cash and cash equivalents were comprised of the following at 31 December:

	2008	2007

Cash on hand	148,716	298,969
Short-term deposits with maturity within
three months	20,614	274,152

	169,330	573,121

Short-term deposits with banks earn interest at floating rates based on daily bank deposit rates. These are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

12. Restricted cash

On December 31, 2008, restricted cash is comprised of cash pledged for some of the Company’s long-term financings (BNDES and BDMG) and to guarantee certain of its hedge operations.

13. Shareholders’ equity

The following table sets forth the ownership and the percentage of the Company’s voting (common) and non-voting (preferred) shares as at December 31, 2008 and December 31, 2007:

		2008			2007

	Common	Preferred	Total	Common	Preferred	Total

ASAS Investment Fund	100.00%	42.60%	73.13%	100.00%	37.84%	70.90%
Treasury shares	-	1.66%	0.78%	-	-	-
Others	-	3.84%	1.80%	-	2.74%	1.28%
Public Market (Free Float)	-	51.90%	24.29%	-	59.42%	27.82%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

As of December 31, 2008, the capital of the Company is comprised of 202,300,591 fully paid-up shares being 107,590,792 shares of common stock and 94,709,799 shares of preferred stock, each with no par value, authorized, issued and outstanding. According to the Company’s bylaws, the capital can be increased up to R$2 billion through the issuance of common or preferred shares.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

13. Shareholders’ equity (Continued)

Each common share entitles its holder to one vote at the Company’s shareholder meetings. The preferred shares outstanding have no class designation, are not convertible into any other security and are non-voting, except under the limited circumstances provided under Brazilian law. Upon liquidation, holders of preferred shares are entitled to receive distributions prior to the holders of common shares. In addition, the São Paulo Stock Exchange – Bovespa Level 2 of Differentiated Corporate Governance Practices provides for the granting of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions.

On June 14, 2007, the Company increased its capital by 6,082,220 preferred shares, of which 6,049,185, amounting to R$360,592, were used to increase capital in the subsidiary GTI S.A., and later transferred to third parties in connection with the acquisition of VRG Linhas Aéreas S.A.

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

On April 27, 2005 the Company concluded a public offering on the New York Stock Exchange (NYSE) and the São Paulo Stock Exchange (BOVESPA) of 14,700,000 preferred shares (5,520,811 offered by the Company, representing proceeds in the amount of R$ 184,454, net of issuance costs of R$8,723, and 9,179,189 by a selling shareholder, BSSF Air Holdings LLC) at a price of R$35.12 per share (US$27.88 per American Depositary Share). On May 2, 2005 the Company issued an additional of 2,205,000 preferred shares, related to the exercise of the underwriter’s over-allotment option on the April 27, 2005 public offering, representing proceeds in the amount of R$73,669, net of issuance costs of R$3,484.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

13. Shareholders’ equity (Continued)

Capital reserves

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

Brazilian corporations are allowed to attribute interest on shareholders’ equity. The calculation is based on the shareholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 6.25% and 6.25% for years 2007 and 2008, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus revenue reserves, determined in each case on the basis of the statutory financial statements. The amount of interest attributed to shareholders is deductible for corporate income tax purposes, and applied towards the mandatory minimum dividend.

During 2008, the Company paid interim dividends in the total amount of R$36,258 corresponding R$0.18 per share. In 2007, the Company distributed interim dividends in the total amount of R$ 302,775, of which R$144,592 was tax deductible interest on own capital.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

13. Shareholders’ equity (Continued)

Dividends (Continued)

For the year ended December 31, 2008, the Company’s statutory consolidated financial statements prepared under BR GAAP presented net loss of R$1,384,743 (net income of R$268,527 in 2007).

Treasury shares

The Board of Directors at the meeting held on January 28, 2008, approved a preferred shares repurchase program. The total amount to be acquired is up to a total of 5 million shares representing 5.3% of the Company’s preferred shares, in accordance with Brazilian Securities and Exchange Commission (CVM) Ruling No. 10/80. The maximum term for the performance of the transaction is 365 days counted from January 28, 2008. To date, the Company has acquired 1,574,200 shares at an average price of R$26.16 per share, the minimum price was R$19.98 and the maximum price was R$30.28. On December 31, 2008, the amount of R$41,180 is recorded in shareholders' equity as treasury stock, with market value of R$15,600.

14. Share-based payments

On December 9, 2004, the Company’s shareholders approved a stock option plan for employees. Under this plan the stock options granted to employees cannot exceed 5% of total outstanding shares. On January 19, 2005, the Company issued stock options to key employees to purchase up to 87,418 of its preferred shares at an exercise price of R$33.06 per share. The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each share at the date of the grant was R$29.22. During 2008, the Company recorded share based payments expenses of R$206 (R$448 in 2007), in connection with this grant of preferred stock options.

On January 2, 2006, following a plan approved in 2005, the Compensation Committee approved the granting of 99,816 options for the purchase of the Company’s preferred shares at the price of R$47.30 per share. The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each share at the date of the grant was R$51.68. During 2008, the Company recorded share based payments expenses of R$802 (R$1,529 in 2007), in connection with this grant of preferred stock options.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

14. Share-based payments (Continued)

On December 31, 2006, the Board of Directors approved the granting of 113,379 options for the purchase of the Company’s preferred shares at the price of R$65.85 per share. The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each share at the date of the grant was R$46.61. During 2008, the Company recorded share based payments expenses of R$1,323 (R$2,928 in 2007), in connection with this grant of preferred stock options.

On December 20, 2007, the Board of Directors approved the granting of 190,296 options for the purchase of the Company’s preferred shares at the price of R$45.46 per share. The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each share at the date of the grant was R$29.27. During 2008, the Company recorded share based payments expenses of R$3,031, in connection with this grant of preferred stock options.

The share-based payments expense of R$5,362 and R$4,905 in 2008 and 2007, respectively, has been recorded in the income statement as employee costs.

Transactions are summarized as follows:

	Stock	Weighted-average
	options	exercise price

Outstanding at January 1, 2007	152,518	40.65

Granted	113,379	65.85
Forfeited	(12,135)	33.06
Exercised	(11,905)	50.52

Outstanding at December 31, 2007	241,857	50.67

Granted	190,296	45.46
Forfeited	(69,916)	49.21
Exercised	(336)	36.35

Outstanding at December 31, 2008	361,901	48.26

Options exercisable at December 31, 2007	91,013	44.97
Options exercisable at December 31, 2008	151,436	46.23

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

14. Share-based payments (Continued)

The fair value of equity-settled share options was estimated at the grant date using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the models for all options granted:

		Stock-option grants

	2005	2006	2006	2007

Total of options granted	87,418	99,816	113,379	190,296
Option exercise price	33.06	47.30	65.85	45.46
Estimated volatility of share price	32.52%	39.87%	46.54%	40.95%
Share's expected dividend yield	0.84%	0.93%	0.98%	0.86%
Risk free interest rate	17.23%	18.00%	13.19%	11.18%
Option duration	10.00	10.00	10.00	10.00
Fair value at grant date	29.22	51.68	46.61	29.27

Expected volatility was determined on the basis of historical volatility using historical data.

The range of exercise prices and the weighted average remaining contractual life of the options outstanding and the range of exercise prices for the options exercisable at December 31, 2008 are summarized as follows:

Options outstanding				Options exercisable

	Options	Weighted average	Weighted	Options	Weighted
Exercise	outstanding	remaining	average	exercisable	average
prices	at 12/31/08	contractual life	exercise price	at 12/31/08	exercise price

33.06	55,724	6.00	33.06	47,516	33.06
47.30	69,194	7.00	47.30	41,053	47.30
65.85	77,353	8.00	65.85	30,941	65.85
45.46	159,630	9.00	45.46	31,926	45.46

	361,901			151,436

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

15. Earnings per share

The Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. However, preferred shares are entitled to receive distributions prior to holders of the common shares. Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the period. Preferred shares are excluded during any loss period. The diluted preferred shares are computed including the executive employee stock options calculated using the treasury-stock method as they were granted at an exercise price less that the market price of the shares.

	2008	2007

Numerator	Restated

Net profit (loss) attributable to common and preferred
shareholders for basic and diluted earnings per share	(1,239,347)	167,288

Denominator
Weighted-average shares outstanding for basic earnings
per share (in thousands)	202,301	198,609

Treasury shares	(1,108)	-
Adjusted weighted-average shares outstanding for basic
earnings per share (in thousands)	201,193	198,609

Effect of dilutive securities:
Executive stock options (in thousands)	-	48

Adjusted weighted-average shares outstanding and assumed
conversions for diluted earnings per shares (in thousands)	201,193	198,657

Basic earnings (loss) per share	(6.16)	0.84
Diluted earnings (loss) per share	(6.16)	0.84

As of December 31, 2008, the 361,901 stock options described in Note 14 are non-dilutive.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

16. Provisions

	Insurance	Onerous lease	Return
	provision	provision	of aircraft	Litigation	Total

	Restated

At December 31, 2007	129,137	-	131,826	115,677	376,640
Arising during the year	10,272	8,250	102,615	-	121,137
Utilized	-	-	(131,826)	(43,354)	(175,180)

At December 31, 2008	139,409	8,250	102,615	72,323	322,597

Current	54,422	8,250	102,615	-	165,287
Non-current	84,987	-	-	72,323	157,310

a) Insurance provision

Relates to the accident of an aircraft performing Gol Airlines Flight 1907 on September 29, 2006. The Company continues to cooperate fully with all regulatory and investigatory agencies to determine the cause of this accident. The Company maintains insurance for the coverage of these risks and liabilities resulting from the claim. The payments for the hull to the lessor were made by the insurance company. Management does not expect any liabilities arising from the accident involving Flight 1907 to have a material adverse effect on the financial position or results of its operations.

b) Onerous lease provision

Relates to the set down of Boeing 767 aircraft held as operating leases.

c) Return of aircraft

Includes provisions for the costs to meet the contractual return conditions on aircraft held under operating leases.

d) Litigation

At December 31, 2008, the Company and its subsidiaries are parties in judicial lawsuits and administrative proceedings, including 828 administrative proceedings, 9,013 civil proceedings and 4,188 labor claims, of which, 696 administrative proceedings, 8,438 civil proceedings and 674 labor claims were filed as a result of the Company’s operations. The remainder is related to requests for recognition of succession related to the acquisition of VRG.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

17. Transactions with related parties

VRG maintains operating agreements with related parties for passenger and luggage transportation between airports and for the transportation of employees, executed under usual market conditions.

VRG is the tenant of the property located at Rua Tamoios, 246, in the city of São Paulo, State of São Paulo, owned by a related company whose lease agreement expires on April 01, 2009 and has an annual price restatement clause based on the General Market Price Index (IGP-M) variation.

The balances payable to related parties, in the amount of R$281 on December 31, 2008 (R$482 on December 31, 2007) are included in the suppliers’ balances together with third-party operations. The amount of expenses which affected income on December 31, 2008 is R$8,589 (R$19,526 on December 31, 2007).

18. Financial instruments and concentration of risk

The Company’s principal financial liabilities, other than financial derivatives, are comprised of loans and borrowings, trade and other payables. The main purpose of these financial liabilities is to raise finances for the Company’s operations. The Company has loan and other receivables, trade and other receivables, and cash and short-term deposits that are derived directly from its operations. The Company also holds available-for-sale investments, and enters into financial derivative transactions.

The Company is exposed to market risk (including exchange rate risk, interest rate risk and fuel price risk), credit risk and liquidity risk. Financial instruments affected by risk include loans and borrowings, deposits, available-for-sale investments, and derivative financial instruments.

The Company’s senior management, with the assistance of the Financial Risk Committee, oversees the management of these risks. The Financial Risk Committee provides assurance to the Company’s senior management that the Company’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with Company policies and Company risk appetite. All derivative transactions are carried out by specialist teams that have the appropriate skills, experience and supervision. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Financial instruments and concentration of risk (Continued)

The Board of Directors reviews and approves policies for managing each of these risks which are summarized below.

Market risk

a) Fuel price risk

The Company is exposed to fuel price risk and the management fuel price risk strategy aims to provide the airline with protection against sudden and significant increases in oil prices while ensuring that the airline is not competitively disadvantaged in a serious way in the event of a substantial fall in the price of fuel. Pursuing these objectives, the fuel risk management program allows for the judicious use of a number of derivatives available on the Over the Counter (OTC) markets with approved counterparties and within approved limits.

Airline operations are exposed to the effects of changes in the price of aircraft fuel. Aircraft fuel consumed in the year ended December 31, 2008 and 2007 represented 40.5% and 38.4% of the Company’s operating expenses, respectively. To manage this risk, the Company periodically enters into crude oil option contracts and swap agreements.

The following is a summary of the Company’s fuel derivative contracts (in thousands, except as otherwise indicated):

Year ended December 31:	2008	2007

Fair value of derivative instruments at December 31 (R$) *	(102,387)	23,302

Hedge effectiveness gains recognized in operating
expenses (R$)	-	33,167
Hedge ineffectiveness gains (losses) recognized in other
income (R$)	(40,583)	17,233
Hedged volume (thousands barrels) during the year	4,141	4,936
Percentage of hedged consumption during the year	56%	56%

* The derivative instruments are recorded in other current liabilities

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Financial instruments and concentration of risk (Continued)

a) Fuel price risk (Continued)

The Company utilizes financial derivative instruments as hedges to decrease its exposure to jet fuel price increases. At December 31, 2008, the Company has a combination of purchased collar structures to hedge approximately 12%, 37%, 39%, 9% and 2% of its jet fuel requirements for the first, second, third and fourth quarter of 2009 and first quarter of 2010, respectively.

The Company accounts for its fuel hedge derivative instruments as cash flow hedges under IAS 39. Under IAS 39, all derivatives designated as hedges that meet certain requirements are granted hedge accounting treatment. Generally, utilizing the hedge accounting, all periodic changes in fair value of the derivatives designated as hedges that are considered to be effective, as defined, are recorded in equity until the underlying jet fuel is consumed. When the aircraft fuel is consumed any gains or losses previously deferred in equity are recognized as aircraft fuel expense. The Company is exposed to the risk that periodic changes will not be effective, as defined, or that the derivatives will no longer qualify for hedge accounting. Ineffectiveness, as defined, results when the change in the total fair value of the derivative instrument does not equal 80-125% of the change in the value of the aircraft fuel being hedged or the change in value of the Company’s expected future cash outlay to purchase and consume jet fuel. To the extent that the periodic changes in the fair value of the derivatives are not effective, that ineffectiveness is recorded in other income (expense), net in the income statement. Likewise, if a hedge ceases to qualify for hedge accounting, those periodic changes in the fair value of derivative instruments are recorded in other income (expense), net in the income statement in the period of the change.

Ineffectiveness is inherent in hedging jet fuel with derivative positions based in other crude oil related commodities, especially given the recent volatility in the prices of refined products.

The Company continually looks for better and more accurate methodologies in forecasting and estimating future cash flows relating to its jet fuel hedging program. These estimates are used in the measurement of hedge effectiveness for the Company’s fuel hedges, as required by IAS 39. The Company’s methodology utilizes a statistical-based regression equation with data from market forward prices of like commodities.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Financial instruments and concentration of risk (Continued)

a) Fuel price risk (Continued)

During 2008, there were no recognized gains by the Company as a reduction of aircraft fuel expense (R$33,167 of gains in 2007). During 2008, there were R$40,583 of additional net losses (R$17,233 of gains in 2007) recognized in Other expenses, net related to the ineffectiveness of its hedges and the loss of hedge accounting for certain hedges. The amount of R$40,318 in 2008 (R$41 of losses in 2007) represented ineffectiveness losses and mark-to-market losses related to contracts that will be settled in future periods. As of December 31, 2008 there were R$90,580 (none at December 31, 2007 since all unrealized value was ineffective), net of taxes, of unrealized losses with jet fuel hedges recorded in equity. During the period, all derivative contracts were designated as hedges.

The following table demonstrates the notional value of the derivatives contracted to protect the fuel exposure for each period:

Position as of December 31, 2008			Maturities

Fuel Risk	1Q09	2Q09	3Q09	4Q09	1Q10	Total

Notional volume in barrels (thousands)	381	1,208	1,334	293	58	3,274
Notional volume in liters (thousands)	60,571	192,048	212,079	46,581	9,221	520,501

Future agreed rate per barrel (USD)*	96.56	71.40	72.11	66.19	62.45	73.99

Total in Reais **	85,977	201,569	224,807	45,323	8,465	566,141

* Weighted average between the strikes of collars and callspreads.
** Exchange rate at 12.31.2008 was R$ 2.337 / US$ 1.00

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Financial instruments and concentration of risk (Continued)

a) Fuel price risk (Continued)

The following table demonstrates the sensitivity of financial instruments to a reasonably possible change in fuel prices, with all other variables held constant, on profit before tax and equity:

	Position as of December 31, 2008		Position as of December 31, 2007

Increase / (decrease)in fuel price (percent)	Effect on profit before tax (R$ million)	Effect on equity (R$ million)	Effect on profit before tax (R$ million)	Effect on equity (R$ million)

+10	(292.93)	(173.12)	(204.84)	(122.90)
-10	285.61	163.85	192.17	126.83

b) Foreign currency risks

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense are denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

Exchange exposure relates to amounts payable arising from US$-denominated and US$-linked expenses and payments. To manage this risk, the Company uses US options and futures contracts.

The Company’s revenue is generated in Brazilian reais (except for a small portion in Argentine Pesos, Bolivian Bolivianos, Chilean Pesos, Colombian Pesos, Euros, Paraguayan Guaranis, Peruvian Nuevos Soles, Uruguayan Pesos and Venezuelan Bolivares from flights between Brazil, Argentina, Bolivia, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela). However, its liabilities, particularly those related to aircraft leasing and acquisition, are US dollar-denominated. The Company’s currency exchange exposure at December 31, 2008 and 2007 are as set forth below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Financial instruments and concentration of risk (Continued)

b) Foreign currency risks (Continued)

	2008	2007

Assets
Cash, cash equivalents and short-term investments	281,286	1,170,526
Deposits with lessors	104,465	163,973
Aircraft and engine maintenance deposits	111,326	31,928
Maintenance deposits	391,989	322,354
Other	99,129	55,032

Total assets	988,195	1,743,813

Liabilities
Foreign suppliers	37,336	42,341
Loans and borrowings	1,715,068	1,850,329
Finance leases	1,573,605	755,930
Other leases payable	15,863	17,169
Insurance premium payable	54,422	44,150

Total liabilities	3,396,294	2,709,919

Exchange exposure	2,408,099	966,106

Off-balance sheet transactions exposure
Operating leases	4,675,420	3,263,994
Aircraft commitments	16,662,776	8,155,237

Total exchange exposure	23,746,295	12,385,337

The following is a summary of Company’s foreign currency derivative contracts (in thousands, except as otherwise indicated):

	2008	2007

Fair value of derivative instruments at December 31 (R$)	9,416	1,049

Year ended December 31:	2008	2007

Hedge effectiveness gains (losses) recognized in operating
expenses (R$)	65,295	(14,935)
Hedge ineffectiveness losses recognized in other income (R$)	(1,828)	(11,637)
Hedged volume (USD) during the year	1,070,250	626,800
Percentage of expenses hedged during the year	52%	47%

The Company utilizes financial derivative instruments as hedges to decrease its exposure to increases in the US$ exchange rate. The Company has utilized derivative financial instruments for short-term time frames. The Company accounts for its foreign currency futures derivative instruments as cash flow hedges under IAS 39. As of December 31, 2008 the unrealized exchange gains recorded in equity was R$50,387 (R$229 of losses as of December 31, 2007).

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Financial instruments and concentration of risk (Continued)

b) Foreign currency risks (Continued)

While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being reflected in equity. Ineffectiveness, the extent to which the change in fair value of the financial derivatives exceeds the change in the fair value of the operating expenses being hedged, is recognized in other income (expense) immediately. When operating expenses are incurred and the related derivative contract settles, any gain or loss previously deferred in equity is recognized in operating expenses.

The following table demonstrates the notional value of the derivatives contracted to protect the US dollar exchange rate exposure for each period:

Position as of December 31, 2008			Maturities

US dollar Exchange risk	1Q09	2Q09	3Q09	4Q09	Total

Notional value in US dollar	124,750	-	3,000	12,000	139,750
	-	-	-	-	-
Futures contracted average rate	2.8121	-	2.0000	2.0000	2.7249
	-	-	-	-	-

Total in Reais	350,809	-	6,000	24,000	380,809

The following table demonstrates the sensitivity to a reasonably possible change in the US$ exchange rate, with all other variables held constant, of the Company’s profit before tax (due to changes in the fair value of monetary assets and liabilities) and the Company’s equity (due to changes in the fair value of forward exchange contracts).

	Position as of December 31, 2008		Position as of December 31, 2007

Strengthening / weakening in US dollar (percent)	Effect on profit before tax (R$ million)	Effect on equity (R$ million)	Effect on profit before tax (R$ million)	Effect on equity (R$ million)

+10	(500.85)	(313.61)	(358.03)	(230.57)
-10	493.53	315.85	345.36	223.20

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Financial instruments and concentration of risk (Continued)

c) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates.

The Company’s results are affected by fluctuations in international interest rates due to the impact of such changes on expenses of lease agreements. The Company uses derivative financial instruments to reduce its exposure to fluctuations in international interest rates and accounts for these instruments in accordance with IAS 39. In general, when a derivative can be defined within the terms and cash flows of a leasing agreement, this may be designed as a “Cash Flow Hedge” and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged leasing agreement becomes due. The Company also has interest rate derivatives not designated for hedge accounting treatment and, in this case, the periodic variations in fair values are recognized as financial income or expense.

In the fourth quarter of 2008, the Company settled interest swap-lock derivatives to protect itself from movements of international interest rates. On December 31, 2008, for financial instruments designated as cash flow hedges, the Company had contracts with a nominal amount of R$141,564 with a fair value of R$3,878 of losses and recognized R$3,873 of losses in equity. During the period, the Company recognized R$211 of net losses as a reduction of interest payment recorded in financial income.

For interest rate derivatives not designated as hedges, on December 31, 2008, the Company had contracts with a nominal amount of R$203,786 with a fair value of R$30,903 of losses and recognized R$38,390 of net losses, resulting from market value fluctuations and settled contracts, in financial income.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Financial instruments and concentration of risk (Continued)

c) Interest rate risk (Continued)

The Company’s results are affected by changes in interest rates prevailing in Brazil, changes in financial investments, short-term investments, local currency liabilities, and assets and liabilities indexed to US dollars. Such variations affect the market value of fixed income securities denominated in reais and the remuneration of cash and financial investment balances. The Company uses Interbank Deposit futures of the Brazilian Mercantile and Futures Exchange (BM&F) solely to protect itself against domestic interest rate impacts on the fixed income portion of its investments. On December 31, 2008, the nominal value of Interbank Deposit futures contracts with the Brazilian Mercantile and Futures Exchange (BM&F) totaled R$3,100 with periods of up to 9 months, with a fair market value of R$0.09, loss corresponding to the last owed or receivable adjustment not yet settled. The total variations in market value, payments and receivables related to the interest rate futures are recognized as an increase or decrease in financial income.

The following table illustrates the sensitivity of financial instruments on profit before tax for the year to a reasonably possible change in Libor interest rates, with effect from the beginning of the year. There was no impact on shareholders’ equity. These changes are considered to be reasonably possible based on observation of current market conditions. The calculations are based on financial instruments held at each balance sheet date. All other variables were held constant.

	Position as of December 31, 2008		Position as of December 31, 2007

Increasing/(decreasing)in Libor interest rates for all maturities, in percent	Effect on profit before tax (R$ million)	Effect on equity (R$ million)	Effect on profit before tax (R$ million)	Effect on equity (R$ million)

+10	(1.35)	(0.63)	(1.97)	(1.30)
-10	1.36	0.63	1.97	1.30

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Financial instruments and concentration of risk (Continued)

Liquidity risk

Liquidity risk represents the risk of shortage of funds to pay off debts. To avoid mismatch of accounts receivable and accounts payable, the Company’s cash management policy limits a maximum of 20% of its investments with maturities in the same month and the duration of the investments cannot exceed the duration of the Company’s payment obligations.

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

The table below presents the Company’s contractual payments required on its financial liabilities:

	Within one	One to five	In five years
Year ended December 31, 2008	year	years	or more	Total

Interest-bearing borrowings:
Finance leases	(222,222)	(881,186)	(972,318)	(2,075,726)
Floating rate loans	(759,504)	(126,917)	(209)	(886,630)
Fixed rate loans	-	-	(896,098)	(896,098)
Working capital	(50,953)	-	-	(50,953)
Derivative Financial Instruments:				-
Fuel derivatives	(102,341)	(46)	-	(102,387)
Interest rate swaps	(15,043)	(19,737)	-	(34,780)

Total	(1,150,063)	(1,027,886)	(1,868,625)	(4,046,574)

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Financial instruments and concentration of risk (Continued)

Liquidity risk (Continued)

	Within	One to five	In five years
Year ended December 31, 2007	one year	years	or more	Total

Interest-bearing borrowings:
Finance leases	(92,672)	(360,731)	(524,142)	(977,545)
Floating rate loans	(327,344)	(295,689)	(17,610)	(640,643)
Fixed rate loans	-	-	(712,898)	(712,898)
Working capital	(500,519)	-	-	(500,519)
Derivative Financial Instruments:
Fuel derivatives	23,302	-	-	23,302

Total	(897,233)	(656,420)	(1,254,650)	(2,808,303)

Capital management

The Company’s policy is to maintain a strong capital base so as to maintain growth, and an optimal capital structure to reduce the cost of capital and to provide returns for its shareholders.

Consistent with others in the industry, the Company monitors capital on the basis of the leverage ratio, net debt as a percentage of total capital. Net debt is defined as the total loans and borrowings, finance leases, net cash and cash equivalents and other current financial assets. The Company defines capital as the total of shareholders’ equity and net debt.

The leverage ratios at December 31, 2008 and 2007 were as follows:

	2008	2007

Total equity	1,071,608	2,392,448

Cash and cash equivalents	(169,330)	(573,121)
Restricted cash	(183,286)	(6,041)
Other current financial assets	(245,585)	(820,343)
Loans and borrowings	1,832,728	1,850,329
Finance leases	1,573,605	755,930

Net debt (a)	2,808,132	1,206,754

Total capital (b)	3,879,740	3,599,202

Leverage ratio (a) / (b)	72%	34%

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Financial instruments and concentration of risk (Continued)

Capital management (Continued)

The increase in the leverage ratio during 2008 resulted primarily from the delivery of Boeing aircraft classified as finance leases during the year and lower cash balances due to lower operating profit.

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2009 fiscal year. The Company is not subject to any externally imposed capital requirements.

Credit risk

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents, short-term investments and accounts receivable. Credit risk on cash equivalents and short term investments relate to amounts invested with major financial institutions. Credit risk on accounts receivable relates primarily to amounts receivable from the major international credit card companies. These receivables are short-term and the majority of them settle within 30 days.

Outstanding financial derivative instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its eight counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

19. Financial assets and liabilities

Below there is a comparative summary between fair value and carrying amount value of the financial assets and financial liabilities by categories:

	Carrying value	Fair value

	2008	2007	2008	2007

Financial Assets
Held to maturity	-	189,989	-	199,240

	-	189,989	-	199,240

Financial Liabilities
Interest bearing loans and borrowings
Floating rate borrowings *	936,630	1,137,431	904,926	1,095,708
Fixed rate borrowing **	896,098	712,898	403,372	675,170

	1,832,728	1,850,329	1,308,298	1,770,878

* BNDES, BDMG, IFC, PDP Facility and other bank borrowings. ** Perpetual Bonds and Senior Notes.

There are no significant differences between carrying value and fair value of other financial assets and liabilities.

a) Financial assets

Available-for-sale assets consist principally of exclusive funds with investments in certificate bank deposits (CDB), investment funds, box operations, public securities, fixed income securities and other investments. The held-to-maturity investment is comprised by a public security. The cash flow hedge consists of future US dollars derivative instruments and US dollars call options.

The Company has no intention to trade financial instruments. The main purpose of investing in financial assets is to maximize the return on surplus cash. The Company’s cash management policy defines that an investment in financial assets must concentrate in instruments with high liquidity, with minimum transaction cost and with first tier financial institutions. Investments must be readily redeemable with little or no loss in time of need for cash.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

19. Financial assets and liabilities (Continued)

a) Financial assets (Continued)

Below is a summary of financial assets by categories:

	2008	2007

Investments
Available for sale	245,585	630,354
Held to maturity	-	189,989

	245,585	820,343

* Short-term investments with maturity between three months and one year or the Company have the intention to redeem the security in less than one year.

The major investments classified as available-for-sale financial assets have their fair value based on quoted price on active market. When there is no active market, the Company utilizes the fair value of the most recent transaction for the investment or the fair value of an instrument with similar characteristics founded on active market. When there are no similar instruments or recent transactions, the fair values of the investments are calculated using the discounted cash flow method. To calculate the discounted cash flow, the Company used the yield of its bonds as a discount rate and, for other cases, the credit risk rate of the issuer bank as a discount rate.

The summary below demonstrates the fair value of listed and unlisted financial assets:

	Fair value

	2008	2007

Listed	210,615	630,354
Unlisted	34,970	199,240

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

19. Financial assets and liabilities (Continued)

a) Financial assets (Continued)

Listed investments are recorded at fair value on a marked-to-market basis. For unlisted investments fair value is estimated by the discounted cash flow method.

The following is a summary of available-for-sale securities:

	Gross unrealized	Gross unrealized	Net carrying
	gains	losses	amount

2008	4,008	(7)	245,585
2007	145	(6,870)	630,354

The gross realized gains on sales of available-for-sale securities totaled R$3,911 and R$23,332 (US$1,674 and US$13,172), in the year ended December 31, 2008 and 2007, respectively. The gross realized losses on sales of available-for-sale totaled R$742 (US$317) in the year ended December 31, 2008, and in the year ended December 31, 2007 there were no losses.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

19. Financial assets and liabilities (Continued)

b) Financial liabilities

At December 31, 2008 and 2007 debt consisted of the following:

	Effective
	interest
	rate	Maturity	2008	2007

Current
Local currency:
Working capital	15.00%	August, 2009	50,000	496,788
Secured floating rate BNDES loan	8.90%	July, 2012	14,181	14,962
Secured floating rate BDMG loan	12.79%	January, 2014	2,567	-
Interest		-	1,686	3,803

			68,434	515,553
Foreign currency in U.S. Dollars:
Unsecured floating rate PDP loan
facility	3.51%	December, 2009	697,719	169,173
Secured floating rate Bank loan	-	December, 2008	-	106,278
Secured floating rate IFC loan	5.50%	July, 2013	19,475	17,800
Finance leases			157,948	67,411
Interest			23,876	15,328

			899,018	375,990

			967,452	891,543

Non-current
Local currency:
Secured floating rate BNDES loan	8.90%	July, 2012	36,633	50,813
Secured floating rate BDMG loan	12.79%	January, 2014	12,593	14,243

			49,226	65,056
Foreign currency in U.S. dollars:
Unsecured floating rate PDP loan
facility	3.51%	December, 2009	-	174,439
Secured floating rate IFC loan	5.50%	July, 2013	77,900	73,804
Finance leases			1,415,657	688,519

			1,493,557	936,762

Unsecured fixed rate Senior notes	7.50%	April, 2017	481,630	380,571
Unsecured fixed rate Perpetual notes	8.75%	-	414,468	332,327

			896,098	712,898

			2,438,881	1,714,716

			3,406,333	2,606,259

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

19. Financial assets and liabilities (Continued)

b) Financial liabilities (Continued)

At December 31, 2008, the Company had five revolving lines of credit with five financial institutions allowing for combined borrowings up to R$500,000. At December 31, 2008 and 2007, there was R$50,000 and R$496,788 outstanding borrowings under these facilities, respectively. The weighted average annual interest rate for these real-based short-term borrowings at December 31, 2008 and 2007 was 15.0% and 10.8%, respectively.

In April 2006, the Company, through its subsidiary Gol Finance, issued fixed rate perpetual notes guaranteed by the Company and GOL. The notes are denominated in U.S. dollars, have no fixed final maturity date, are callable at par by the Company after five years from the issuance date, and bear interest at 8.75% . The Company is using the proceeds to finance the pre-delivery deposits made for the acquisition of aircraft, supplementing its own funds and bank financings guaranteed by assets obtained with the U.S. Exim Bank. At December 31, 2008, the fair value of this borrowing was R$161,054 (US$68,914).

In May 2006, the Company closed a secured floating rate loan in the amount of R$75,700 with the BNDES (the Brazilian Development Bank). The proceeds financed a major portion of the construction and expansion of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais, Brazil. The borrowing has a term of six years, an interest rate of 2.65% over the long-term borrowing rate –TJLP and is collateralized by accounts receivable in the amount of R$16,000. The principal is amortized in monthly payments of R$1,190 with a grace period of 12 months.

In June 2006, the Company closed a secured floating rate borrowing agreement in the amount of R$108,000 (US$50,000) with the International Finance Corporation (IFC). This financing is being used to acquire spare parts inventories and fund working capital requirements. The loan has a term of six years with interest of LIBOR plus 1.875% p.a. and is guaranteed by spare parts and equipment at market value at a minimum amount equivalent to 1.3 times the outstanding amount. The principal is amortized in semi-annually payments of R$9,738 (US$4,167), with a grace period of 6 months.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

19. Financial assets and liabilities (Continued)

b) Financial liabilities (Continued)

In March 2007, the Company, through its subsidiary Gol Finance, issued fixed rate senior notes in the amount of R$463,545 (US$225,000) guaranteed by the Company and GOL. The notes are senior unsecured debt obligations, denominated in U.S. dollars, which mature in 2017, and bear interest at 7.50% p.a. The Company is using the proceeds to finance the pre-delivery deposits made for the acquisition of aircraft, supplementing its own funds and the bank financings guaranteed by assets obtained with the U.S. Exim Bank. At December 31, 2008, the fair value of this borrowing was R$242,318 (US$103,688).

In July 2007, the Company closed a secured floating rate loan in the amount of R$14,000 (US$7,613) with the Development Bank of Minas Gerais (BDMG). This credit line will be used to finance a portion of the investments and operating expenses of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais. The loan has a term of five years with an annual interest rate of IPCA plus 6%. The principal is amortized in monthly payments of R$233 with a grace period of 18 months.

In October 2007, the Company closed a committed aircraft pre-delivery payment (“PDP”) loan facility in the amount of R$560,418 (US$310,000) for all of its 21 Boeing 737-800 Next Generation aircraft to be delivered in 2008 and 2009. The loan has a term of 1.6 years with interest of LIBOR plus 0.5% p.a. and is guaranteed by the right to take delivery of the 21 aircraft and by GOL.

The Company has repurchased R$35,055 face value of its 7.5% senior notes maturating April 3, 2017 and R$49,077 of its 8.75% perpetual notes with no fixed final maturity date that were recorded as amortization of principal. At December 31, 2008, the outstanding amounts were R$481,630 and R$414,468, respectively. The repurchase generated a net financial gain of R$3,832.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

19. Financial assets and liabilities (Continued)

b) Financial liabilities (Continued)

The following table provides a summary of Company’s principal payments of long-term debt obligations at December 31, excluding the finance leases:

					Thereafter
	2010	2011	2012	2013	2013	Total

Local currency:
BDMG loan	3,096	3,096	3,096	3,096	209	12,593
BNDES loan	14,653	14,653	7,327	-	-	36,633

	17,749	17,749	10,423	3,096	209	49,226
Foreign currency:
IFC loan	19,475	19,475	19,475	19,475	-	77,900
Senior notes	-	-	-	-	481,630	481,630

	19,475	19,475	19,475	19,475	481,630	559,530

Perpetual notes					414,468	414,468

Total	37,224	37,224	29,898	22,571	896,307	1,023,224

Contracts with IFC and BNDES include customary covenants and restrictions including those that require the Company to maintain defined debt liquidity and interest coverage ratios.

Regarding the BNDES loan, according to the specific consent obtained, the Company can present a guarantee letter under the terms and conditions established in order to prevent a breach with the financial covenants. On March 6, 2008, the Company presented to BNDES a guarantee letter with maturity on March 4, 2009, that guarantees all contractual obligations. Subsequent to September 30, 2008, a contract amendment was signed establishing that during the period that the financial covenants are not met, the Company has the obligation to maintain a guarantee letter in order to prevent a covenant breach. At December 31, 2008, the Company was therefore in compliance with the financial covenant established in its loan contract with the BNDES totaling R$50,814, even though the established financial ratios were not met.

On May 20, 2008, the Company and IFC signed a contract amendment, which changed the conditions originally established relating to financial ratios. On December 31, 2008, the Company was in compliance with the new ratios settled with the IFC.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

20. Fair value measurements

Market values are estimated for most of the Company’s financial instruments using a variety of valuation methods, such as discounted future cash flows. However, the methods and assumptions used to provide the information set out below are theoretical in nature. They bear the following inherent limitations:

• Market values cannot take into consideration the effect of subsequent fluctuations in interest or exchange rates.

• Estimated amounts as of December 31, 2008 and December 31, 2007 are not indicative of gains and/or losses arising upon maturity or in the event of cancellation of a financial instrument.

The application of alternative methods and assumptions may, therefore, have a significant impact on the estimated market values. The methods used are as follows:

• Cash, trade receivables, other receivables, short-term bank facilities, trade payable and other payables: The Company believes that, due to their short-term nature, net book value can be deemed a reasonable approximation of market value.

• Marketable securities, investments and other securities: The market value of securities is determined based mainly on the market price or the prices available on other similar securities. Where no comparable exists, the Company uses their book value, which is deemed a reasonable approximation of market value in this instance.

• Borrowings, other financial debts and loans: Floating-rate loans and financial debts are recorded at net book value. The market value of fixed-rate loans and financial debts is determined based on discounted future cash flows at market interest rates for instruments with similar features.

The Company’s available-for-sale securities consist of government bonds, certificates of deposit, time-deposits and investment funds. The inputs utilized to determine the fair values of government bonds are obtained in quoted public markets. The inputs utilized to determine the fair value of certificates of deposit and time deposits are derived from information quoted in public markets.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

20. Fair value measurements (Continued)

The Company’s fuel and interest rate derivative contracts consist of OTC contracts, which are not traded on a public exchange. These contracts include both swaps as well as other types of option contracts. See Note 18 for further information on the Company’s derivative instruments and hedging activities. The fair values of swap contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. The Company determines the value of option contracts utilizing a standard option pricing model based on inputs that are either readily available in public markets, can be derived from information available in publicly quoted markets, or are quoted by counterparties to these contracts. In situations where the Company obtains inputs via quotes from its counterparties, it verifies the reasonableness of these quotes via similar quotes from another counterparty as of each date for which financial statements are prepared.

The Company’s foreign exchange derivatives consist of exchange-listed futures and options contracts. The inputs utilized to determine the fair value of these contracts are obtained from quoted public markets.

The fair value of Company’s Smiles frequent flyer award liability (recorded as deferred revenue on the accompanying condensed consolidated balance sheets) was determined based on weighted average equivalent ticket value of a Smiles award which is redeemed for travel on Gol, VRG or a participating airline. The weighted average equivalent ticket value contemplates differing classes of service and the carrier providing the award travel.

The Company performs the impairment test for indefinite-lived intangible assets by comparing the asset’s fair value to its carrying value. Fair value is estimated based on recent market transactions, where available, or projected discounted future cash flows. For additional information regarding impairment, see Note 8.

In evaluating goodwill for impairment, the Company first compares its fair value to its carrying value. The fair value is estimated by considering (1) projected discounted future cash flows, if reasonably estimable, (2) market multiple and recent transaction values of peer companies, (3) the potential value of synergies and other benefits, (4) Company’s market capitalization and (5) any premium an investor would pay for a controlling interest.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

21. Commitments

The following table provides a summary of Company’s principal payments under aircraft purchase commitments and other obligations at December 31 of each year:

		Between one and	Over five
(In R$ 000)	Within one year	five years	years	Total

Pre-delivery deposits
for flight equipment	170,530	665,394	6,743	842,667
Aircraft purchase
commitments	1,958,781	10,750,588	3,110,740	15,820,109

Total	2,129,311	11,415,982	3,117,483	16,662,776

The Company makes payments for aircraft acquisitions utilizing the proceeds from equity and debt financings, cash flow from operations, short and medium-term credit lines and supplier financing.

At December 31, 2008, the Company has a purchase contract with Boeing for acquisition of Boeing 737-800 Next Generation aircraft, under which the Company currently has 94 firm orders and 36 purchase options. The firm orders have an approximate value of R$15,820,109 (US$6.8 billion) based on the aircraft list price (which exclude contractual manufacturer discounts), including estimated amounts for contractual price escalations and pre-delivery deposits. Aircraft purchase commitments can be financed with long-term financing guaranteed by the U.S. Exim Bank (for approximately 85% of the total acquisition cost).

The Company leases its entire fleet under a combination of operating and finance leases. At December 31, 2008, the total fleet was 115 aircraft, of which 90 were operating leases and 25 were recorded as finance leases. Eighteen of the Company’s aircraft finance leases contain bargain purchase options. During the year ended on December 31, 2008, eleven aircraft under finance leases were delivered and five 737-300 aircraft were returned during the quarter ended December 31, 2008. Fifteen 737-300 aircraft were in the process of being returned.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

21. Commitments (Continued)

a) Finance leases

Future minimum lease payments under finance leases with initial or remaining terms in excess of one year at December 31, 2008 and 2007 were as follows:

	2008	2007

Within one year	222,222	92,672
After more than one year but within five years	881,186	360,731
In five years or more	972,318	524,142

Total minimum lease payments	2,075,726	977,545
Less: amount representing interest	(502,121)	(221,615)

Present value of net minimum lease payments	1,573,605	755,930
Less current portion	(157,948)	(67,411)

Long-term portion	1,415,657	688,519

The Company extends the maturity of the financing of certain of its leased aircraft to fifteen years through the use of a “Stretched Overall Amortization and Repayment”, or SOAR, structure which provides serial drawdowns calculated to result in a 100% loan accreting to a recourse balloon at the end of the contractual lease term. The scheduled amount of this recourse balloon at the end of the contractual lease term is R$13,556 (R$1,861 as of December 31, 2007).

b) Operating leases

The Company leases aircraft in operation, airport terminal space, other airport facilities, office space and other equipment with initial lease term expiration dates ranging from 2009 to 2018.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at December 31, 2008 and 2007 were as follows:

	2008	2007

Within one year	916,298	588,987
After more than one year but within five years	3,080,918	1,754,423
In five years or more	678,204	920,584

Total minimum lease payments	4,675,420	3,263,994

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

21. Commitments (Continued)

c) Sale-leaseback

During 2008, the Company through its wholly-owned subsidiary GAC Inc. realized sale-leaseback transactions for 2 Boeing 737-800 Next Generation aircraft (5 Boeing 737-800 Next Generation aircraft in 2007) which resulted in losses of R$20,008 (losses of R$34,354 in 2007).

d) Other commitment

The Company does not accrue liabilities for levies imposed on its receipt of leased aircraft, which comprise its fleet. The Company is challenging in court the VAT (ICMS) levies on aircraft and engines imported under aircraft leases without purchase options in transactions carried out with lessors headquartered in foreign countries. The Company’s management understands that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject of the contract, which will never be considered as the Company’s asset. Given that there is no circulation of goods, a relevant tax triggering event is not characterized. The estimated aggregate value of lawsuits filed is R$201,760 at December 31, 2008 (R$173,887 at December 31, 2007), monetarily adjusted and not including charges in arrears. Management, based on the assessment of the cases by its legal advisors and supported by case laws favorable to taxpayers from the High Court (STJ) and the Supreme Federal Court (STF) handed down in the second quarter of 2007, understands that it is unlikely for the Company to have losses on these lawsuits.

Although the results of these proceedings cannot be anticipated, the final judgment of these actions will not have a material effect on the Company’s financial position, operating income and cash flow, according to management’s opinion supported by its outside legal advisors.

22. Advance ticket sales

At December 31, 2008, the balance of advance ticket sales of R$572,573 (R$472,860 at December 31, 2007) is represented by 2,010,347 (2,211,591 at December 31, 2007) of tickets sold and not yet used with 80 days of average term of use.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

23. Transition to IFRS

For all periods up to and including the year ended December 31, 2007, the Company prepared its consolidated financial statements in accordance with Brazilian Corporate Law (“BR GAAP”). These consolidated financial statements, for the year ended December 31, 2008, are the first the Company has prepared in accordance with International Financial Reporting Standards (IFRS) and have been prepared in accordance with the significant accounting policies described in Note 2.

Accordingly, the Company has prepared consolidated financial statements in compliance with IFRS applicable for periods beginning on or after January 1, 2008 as described in the accounting policies. In preparing these consolidated financial statements, the Company’s opening balance sheet was prepared as at January 1, 2007, the Company’s date of transition to IFRS. This Note explains the principal adjustments made by the Company in restating its BR GAAP balance sheet as of January 1, 2007 and its previously published BR GAAP consolidated financial statements for the year ended December 31, 2007. Certain amounts in the BR GAAP consolidated balance sheet as of January 1, 2007 have been reclassified to conform with the classification as of December 31, 2007.

The Company has applied IFRS 1 “First-time Adoption of International Financial Reporting Standards” in preparing these consolidated financial statements which allows first-time adopters certain exemptions from the general requirements contained in IFRS. The Company has taken the exemption related to accounting for business combinations that occurred before January 1, 2007, and has not restated these amounts.

The following consolidated balance sheets as of January 1, 2007 and December 31, 2007 and consolidated income statement for the year ended December 31, 2007 show the effects of the adoption of IFRS on January 1, 2007 on the Company’s previously issued 2007 consolidated financial statements prepared under BR GAAP.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

23. Transition to IFRS (Continued)

Reconciliation between BR GAAP and IFRS on transition date – January 1, 2007 (Restated)

Consolidated balance sheet

			IFRS
	Note	BR GAAP	Adjustments	IFRS

Non current assets
Property, plant and equipment, net	(b)	795,430	264,889	1,060,319
Software	(f)	-	15,103	15,103
Other non-current assets
Investments	(f)	2,281	(2,281)	-
Deposits	(c)	133,590	263,650	397,240
Deferred income taxes	(h)	23,466	73,451	96,917
Other non-current assets	(f)	63,820	(13,136)	50,684

Total other non-current assets		223,157	321,684	544,841

Total non-current assets		1,018,587	601,676	1,620,263

Current assets
Other current assets		182,817	-	182,817
Prepaid expenses		64,496	-	64,496
Recoverable and deferred taxes	(h)	73,451	(73,451)	-
Inventories of parts and supplies		75,165	-	75,165
Trade and other receivables		659,306	-	659,306
Other current financial assets	(e)	1,006,356	419,013	1,425,369
Cash and cash equivalents	(e)	699,990	(412,526)	287,464

Total current assets		2,761,581	(66,964)	2,694,617

Total assets		3,780,168	534,712	4,314,880

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

23. Transition to IFRS (Continued)

Reconciliation between BR GAAP and IFRS on transition date – January 1, 2007 (Restated) (Continued)

Consolidated balance sheet (Continued)

			IFRS
Liabilities and shareholders’ equity	Note	BR GAAP	Adjustments	IFRS

Shareholders’ equity		2,067,959	101,199	2,169,158

Non-current liabilities
Long-term debt	(b)	735,168	180,142	915,310
Deferred credits	(b)	-	51,168	51,168
Deferred income taxes	(h)	-	65,133	65,133
Provisions		5,715	-	5,715
Other non-current liabilities		23,998	-	23,998

Total non-current liabilities		764,881	296,443	1,061,324

Current liabilities
Short-term debt	(b)	132,501	18,429	150,930
Accounts payable		124,110	-	124,110
Salaries, wages and benefits		87,821	-	87,821
Sales tax and landing fees		39,217	-	39,217
Advance ticket sales		335,268	-	335,268
Provisions	(b)	44,897	111,462	156,359
Current income taxes payable		100,177	-	100,177
Deferred credits	(b)	-	7,179	7,179
Other current liabilities		83,337	-	83,337

Total current liabilities		947,328	137,070	1,084,398

Total liabilities and shareholders'
equity		3,780,168	534,712	4,314,880

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

23. Transition to IFRS (Continued)

Reconciliation between BR GAAP and IFRS on transition date – January 1, 2007 (Restated) (Continued)

Summary of impact on shareholders’ equity

	Note	IFRS

Shareholders' equity – BR GAAP		2,067,959

IFRS Adjustments
Maintenance deposits	(c)	263,650
Investments	(f)	(2,281)
Deferred charges	(f)	(13,136)
Sale-leaseback of aircraft	(b)	(58,347)
Differences on leasing classification	(b)	(109,068)
Differences on fixed assets capitalization	(b)	79,026
Deferred income taxes	(h)	(65,133)
Derivative financial instruments	(e)	6,488

Shareholders' equity – IFRS		2,169,158

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

23. Transition to IFRS (Continued)

Reconciliation between BR GAAP and IFRS for the year ended December 31, 2007 (Restated)

Consolidated balance sheet

			IFRS
	Note	BR GAAP	Adjustments	IFRS

Non current assets
Property, plant and equipment, net	(b) / (d)	1,251,423	939,605	2,191,028
Intangible assets	(d) / (f)	-	1,197,441	1,197,441
Other non-current assets
Investments	(d)	884,847	(884,847)	-
Prepaid expenses	(b)	-	44,808	44,808
Deposits	(c)	169,081	279,726	448,807
Deferred income taxes	(h)	367,088	118,892	485,980
Restricted cash	(e)	-	6,041	6,041
Other non-current assets	(f) / (i)	24,462	63,027	87,489

Total other non-current assets		1,445,478	(372,353)	1,073,125

Total non-current assets		2,696,901	1,764,693	4,461,594

Current assets
Other current assets		144,484	-	144,484
Prepaid expenses	(b)	143,756	(7,799)	135,957
Recoverable income taxes	(h)	65,247	(19,678)	45,569
Deposits	(c)	149,729	42,628	192,357
Inventories of parts and supplies	(d)	215,777	(5,851)	209,926
Trade and other receivables	(d)	916,133	(13,072)	903,061
Other current financial assets	(e)	516,637	303,706	820,343
Cash and cash equivalents	(e)	916,164	(343,043)	573,121

Total current assets		3,067,927	(43,109)	3,024,818

Total assets		5,764,828	1,721,584	7,486,412

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

23. Transition to IFRS (Continued)

Reconciliation between BR GAAP and IFRS for the year ended December 31, 2007 (Restated) (Continued)

Consolidated balance sheet (Continued)

			IFRS
Liabilities and shareholders’ equity	Note	BR GAAP	Adjustments	IFRS

Shareholders’ equity		2,410,992	(18,544)	2,392,448

Non-current liabilities
Long-term debt	(b)	1,066,102	648,614	1,714,716
Smiles deferred revenue	(a) / (d)	-	233,618	233,618
Deferred income taxes	(h)	-	341,634	341,634
Provisions	(d) / (i)	32,075	168,589	200,664
Other non-current liabilities	(b)	63,135	43,997	107,132

Total non-current liabilities		1,161,312	1,436,452	2,597,764

Current liabilities
Short-term debt	(b)	824,132	67,411	891,543
Accounts payable		326,364	-	326,364
Salaries, wages and benefits		163,437	-	163,437
Current income taxes payable		68,013	-	68,013
Sales tax and landing fees		84,319	-	84,319
Advance ticket sales		472,860	-	472,860
Provisions	(b)	44,150	131,826	175,976
Smiles deferred revenue	(a) / (d)	50,080	97,268	147,348
Other current liabilities	(b)	159,169	7,171	166,340

Total current liabilities		2,192,524	303,676	2,496,200

Total liabilities and shareholders’
equity		5,764,828	1,721,584	7,486,412

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

23. Transition to IFRS (Continued)

Reconciliation between BR GAAP and IFRS for the year ended December 31, 2007 (Restated) (Continued)

Consolidated income statement

			IFRS
	Note	BR GAAP	Adjustments	IFRS

Operating revenues
Passenger		4,566,691	-	4,566,691
Cargo and other	(a) / (d)	400,571	(26,278)	374,293

Total operating revenues		4,967,262	(26,278)	4,940,984

Operating expenses
Salaries	(g)	(794,439)	(4,905)	(799,344)
Aircraft fuel		(1,898,840)	-	(1,898,840)
Aircraft rent	(b)	(558,625)	32,840	(525,785)
Supplementary rent	(c)	(68,554)	68,554	-
Aircraft insurance		(44,646)	-	(44,646)
Sales and marketing		(367,866)	-	(367,866)
Landing fees		(273,655)	-	(273,655)
Aircraft and traffic servicing		(348,732)	-	(348,732)
Maintenance materials and repairs	(b)	(318,917)	(20,364)	(339,281)
Depreciation	(b) / (f)	(90,253)	27,705	(62,548)
Other operating expenses	(f)	(262,959)	(7,463)	(270,422)

Total operating expenses		(5,027,486)	96,367	(4,931,119)

Operating profit (loss)		(60,224)	70,089	(9,865)

Finance costs and other income (expense)
Finance costs
Interest expense	(b)	(162,715)	(19,903)	(182,618)
Capitalized interest	(b)	22,156	16,723	38,879

Total finance costs		(140,559)	(3,180)	(143,739)
Exchange gains	(b)	61,037	104,193	165,230
Interest and investment income	(e)	288,282	5,051	293,333
Other income (expense), net	(c) / (e)	(102,562)	(21,244)	(123,806)

Total finance costs and other
income (expense)		106,198	84,820	191,018

Non-operating results	(b)	(34,354)	34,354	-

Profit before income taxes		11,620	189,269	200,883

Income taxes (expense) benefit	(h)	256,907	(290,502)	(33,595)

Profit (loss) for the year from continuing
operations attributable to equity holders
of the parent		268,527	(101,239)	167,288

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

23. Transition to IFRS (Continued)

Reconciliation between BR GAAP and IFRS for the year ended December 31, 2007 (Restated) (Continued)

Consolidated statement of cash flow

The transition from BR GAAP to IFRS has not had a material impact on the cash flow statement.

Summary of impact on shareholders’ equity

	Note	IFRS

Shareholders’ equity – BR GAAP		2,410,992

IFRS Adjustment
VRG acquisition effects	(d)	(235,318)
Mileage program	(a)	(26,278)
Maintenance deposits	(c)	322,354
Investments write-off	(f)	(1,551)
Deferred charges	(f)	(21,757)
Sale-leaseback of aicraft	(b)	(825)
Differences on leasing classification	(b)	(42,969)
Differences on fixed assets capitalization	(b)	126,005
Deferred income taxes	(h)	(131,479)
Derivative financial instruments	(e)	(6,726)

Shareholders' equity – IFRS		2,392,448

a) Mileage program

These adjustments relate to the increase in the frequent flyer liability from incremental cost (BR GAAP) to estimated fair value (IFRS). Under BR GAAP, obligations related to miles issued under the frequent flyer program, (accumulated and not redeemed) were recognized in a provision based on the estimated total tickets to be granted and on incremental cost to transport passengers redeeming an award. The revenue arising from miles sold to partners under the Smiles mileage program was recorded as other income when sold.

b) Property, plant and equipment and leases

These adjustments are to record finance leases, capitalized major overhaul costs, aircraft maintenance reserve deposit assets and borrowing costs. Under BR GAAP, all leased aircraft were recorded as operating leases. Also, the costs of major overhauls, payments to aircraft lessors for maintenance reserves were expensed as incurred. Finally, borrowing costs under BR GAAP were capitalized at different amounts.

Adjustments to recognize the aircraft assets and the obligations under finance leases include the recognition of related depreciation and interest costs. Additionally, under IFRS, the Company recorded liabilities related to the aircraft restoration obligations for aircraft under operating leases, which were expensed when paid under BR GAAP.

c) Aircraft maintenance deposits

Under BR GAAP, all aircraft and engine maintenance deposits were expensed when paid to the lessor and recognized as supplementary rent in the income statement.

IFRS requires aircraft and engine maintenance deposits to be recorded as a deposit on the balance sheet and maintenance cost is recognized when the underlying maintenance is performed. The amount of aircraft and engine maintenance deposits expected to be utilized in the next twelve months is classified in current assets.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

23. Transition to IFRS (Continued)

d) Business combination

Under BR GAAP, goodwill was calculated as the difference between acquisition cost and the carrying value of shareholders’ equity of the acquired entity. No separate allocation of the acquisition cost to the assets acquired and liabilities assumed was made. Goodwill was generally amortized over a period of up to ten years. Transaction costs were not accounted for as part of the acquisition cost. The total cost of the acquisition of VRG was classified as “investments” in the balance sheet as of December 31, 2007.

These adjustments relate to the allocation of the purchase price for VRG (see Note 3), including the recognition of separable intangible assets, as required by IFRS. The investment in VRG (BR GAAP) has been eliminated by the allocation of the IFRS-basis purchase price to the relative fair values of the net assets acquired.

e) Financial instruments

These adjustments were made to record derivatives and available-for-sale financial assets at fair value, as required by IFRS. Under BR GAAP, financial instruments, including securities, were recorded at cost plus income earned through the date of the financial statements according to the rates agreed with the financial institutions, not in excess of market value. Financial instruments include the Company’s investments in highly liquid investment grade commercial paper issued by financial institutions which are classified differently under IFRS and BR GAAP. Restricted cash has been disclosed separately under IFRS.

f) Deferred charges

Under BR GAAP, pre-operating costs were capitalized and amortized. Under IFRS, pre-operating costs that do not meet the definition of an intangible asset are recorded as expenses. Additionally, amounts capitalized related to the cost of software developed for internal use have been reclassified from property, plant and equipment to other non-current assets for IFRS.

g) Share-based payments

The Company recorded adjustments to recognize the expense for equity instruments granted based on their fair value at the date of grant, as required by IFRS. As permitted under BR GAAP, the Company did not record any compensation expense.

h) Income and social contribution taxes

Changes in the Company’s deferred tax assets and liabilities are the result of the tax effects created by adjustments made to amounts recognized under IFRS which differ from amounts recognized for statutory income tax purposes (see Note 5).

i) Provisions

The Company recorded provisions for losses covered by insurance together with corresponding insurance receivables under IFRS. Under BR GAAP, these amounts were presented net in the balance sheet.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

Reconciliation between US GAAP and IFRS as of and for the year ended December 31, 2007

The Company’s consolidated financial statements as of and for the year ended December 31, 2008 have been prepared in accordance with IFRS, which, as applied by us, differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”).

23. Transition to IFRS (Continued)

The following table presents a reconciliation of the effects of the application of US GAAP on the Company’s consolidated profit for the year ended December 31, 2007 as reported under IFRS.

Profit for the year under IFRS		167,288
US GAAP adjustments:
Aircraft leasing	Note (a)	(61,136)
Aircraft depreciation	Note (b)	(46,979)
Provision for return of aircraft	Note (c)	20,364
Derivative financial instruments	Note (d)	(4,408)
Other	Note (e)	(9,014)
Deferred income taxes	Note (f)	36,398

Total US GAAP adjustments		(64,775)

Net income under US GAAP		102,513

The following table presents a reconciliation of the effects of the application of US GAAP on the Company’s consolidated shareholders’ equity as of December 31, 2007 and January 1, 2007 as reported under IFRS.

		December 31,	January 1,
		2007	2007

Shareholders’ equity under IFRS		2,392,448	2,169,158
IFRS adjustments:
Aircraft leasing	Note (a)	(63,131)	(4,894)
Aircraft depreciation	Note (b)	(126,006)	(79,026)
Provision for return of aircraft	Note (c)	131,826	111,462
Derivative financial instruments	Note (d)	6,726	(6,488)
Other	Note (e)	2,150	23,326
Deferred income taxes	Note (f)	31,250	(8,380)

Total US GAAP adjustments		(17,185)	36,000

Shareholders’ equity under US GAAP		2,375,263	2,205,158

a) Aircraft leasing

For aircraft leases classified as financing, under US GAAP and IFRS, the Company records the aircraft as a long-lived asset and records a lease obligation at the lower of the fair value of the aircraft or present value of the future minimum rental payments as of the inception date of the lease. The adoption of IFRS resulted in changes to the measurement of aircraft asset and finance lease obligations for certain finance leases, as well as changes to the classification of certain aircraft leases from US GAAP (resulting in a net reduction in leases classified as financing as of December 31, 2007). The reduction under IFRS to amounts capitalized as finance leases reduced related depreciation and interest expense when compared to the corresponding amounts in US GAAP; and, the changes in lease classification from financing (US GAAP) to operating (IFRS) eliminated previously recognized losses from foreign exchange rate movements (all of the Company’s aircraft leases are denominated in U.S. dollars) recorded on the US GAAP capital lease obligations in 2007.

b) Aircraft depreciation

The Company depreciates the cost of aircraft and related parts (including rotables and engines) over their estimated useful lives using the straight-line method to estimated residual values. Upon implementation of IFRS, the Company determined that certain rotable parts and engines have estimated useful lives that exceeded those previously used under US GAAP.

c) Provision for return of aircraft

For certain operating leases, the Company is contractually obliged to return aircraft in a defined condition. Under IFRS, the Company accrues for restitution costs related to aircraft held under operating leases at any time during the lease term if the asset does not meet the return condition. This results in our charging to expense during the term of our lease agreements the estimated costs to perform the maintenance that will render the aircraft in the appropriate condition upon its return to the lessor. As the condition of the aircraft is depleted through operation and subsequently restored (by performing maintenance) numerous times during the term of a lease, this results in the recognition of expenses in the intervening maintenance periods from the inception of the lease to its termination. Under US GAAP, restitution costs are only accrued when the termination of the lease becomes probable and such costs become estimable.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to consolidated financial statements (Continued)
(In thousands of Brazilian reais)

23. Transition to IFRS (Continued)

d) Derivatives

Under IFRS, the Company assesses effectiveness for derivatives accounted for as cash flow hedges based on the changes in intrinsic value. Under this method, the change in the time value of the contract is excluded from the assessment of hedge effectiveness and as a result, changes in time value (the excluded component) are recognized in earnings together with hedge ineffectiveness.

Under US GAAP, changes in derivative instruments’ time values are excluded from the measurement of hedge effectiveness because the critical terms of the hedging instruments completely match the related terms of the hedged forecast transactions, resulting in recording all changes in the hedging option’s fair value (including changes in the option’s time value) in other comprehensive income as permitted by US GAAP Statement No. 133.

e) Other

Items included in “Other” relate to differences between US GAAP and IFRS for the purchase accounting for the VRG acquisition and accounting for the Company’s stock option plans.

f) Deferred income taxes

The tax effect of the adjustments included in the reconciliation of net income and shareholders’ equity from IFRS to US GAAP is calculated by applying the applicable tax rate to the pretax adjustments where such adjustments have a tax effect. The applicable tax rate is the tax rate expected to apply at the time the temporary difference will reverse based on the specific tax jurisdiction in which the reversal will occur.

24. Subsequent Events

In March 20, 2009 the Board of Directors approved a capital increase of the Company in the amount of R$203,531,031.60 and the issuance of 26,093,722 shares, comprising 6,606,366 common shares and 19,487,356 preferred shares. The issuance price for the common and preferred shares is fixed at R$ 7.80 per share, according to the quotation of the shares in the São Paulo Stock Exchange on March 20, 2009, verified after the closing of the trading session, in accordance with Article 170, Paragraph 1, Item III of the Law No. 6,404/76. The issuance price is equivalent to 90.9% of the average closing price of the preferred shares during the last 30 trading sessions, which was R$ 8.58, and to 83.2% of the average closing price during the last 60 trading sessions, which was R$ 9.37.

25. Consolidating Condensed Financial Information of Guarantor Subsidiaries

The following condensed consolidating financial information, prepared in accordance with IFRS, is presented in lieu of providing separate audited financial statements for the guarantor subsidiary VRG in connection with its unconditional guarantee, on a joint and several basis, of the obligation to pay principal and interest under the 8.75% perpetual notes and 7.50% senior notes issued by Company’s wholly owned subsidiary Gol Finance.

GOL LINHAS AÉREAS INTELIGENTES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Balance Sheet as of December 31, 2008

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Assets
Non-current assets
Property, plant and equipment, net	355	-	2,041,197	957,204	-	2,998,756
Intangible assets	-	-	1,197,861	-	-	1,197,861
Investments	310,781	-	-	-	(310,781)	-
Other non-current assets
Credits with related parties	699,537	986,273	-	693,843	(2,379,653)	-
Other non-current assets	822	-	1,317,496	81,722	-	1,400,040

Total other non-current assets	700,359	986,273	1,317,496	775,565	(2,379,653)	1,400,040

Total non-current assets	1,011,495	986,273	4,556,554	1,732,769	(2,690,434)	5,596,657

Current assets
Other current assets	133,044	2,332	728,961	261,877	(256,419)	869,795
Inventories of parts and supplies	-	-	200,514	-	-	200,514
Restricted cash	137,571	-	39,126	-	-	176,697
Financial assets	21,177	-	277,454	31,086	(84,132)	245,585
Cash and cash equivalents	420	20	165,809	3,081	-	169,330

Total current assets	292,212	2,352	1,411,864	296,044	(340,551)	1,661,921

Total assets	1,303,707	988,625	5,968,418	2,028,813	(3,030,985)	7,258,578

GOL LINHAS AÉREAS INTELIGENTES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Balance Sheet as of December 31, 2008

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Total shareholders' equity	1,182,200	(11,688)	446,238	22,038	(567,180)	1,071,608

Non-current liabilities
Long-term debt	-	980,230	1,542,783	-	(84,132)	2,438,881
Debt with related parties	-	-	1,146,224	1,233,430	(2,379,654)	-
Other non-current liabilities	10,786	-	1,118,114	36,825	(215)	1,165,510

Total non-current liabilities	10,786	980,230	3,807,121	1,270,255	(2,464,001)	3,604,391

Current liabilities
Short-term debt	-	20,083	248,332	699,036	1	967,452
Accounts payable	4,292	-	280,019	-	(592)	283,719
Advance ticket sales	-	-	572,573	-	-	572,573
Smiles deferred revenue	-	-	90,043	-	-	90,043
Other current liabilities	106,429	-	524,092	37,484	787	668,792

Total current liabilities	110,721	20,083	1,715,059	736,520	196	2,582,579

Total liabilities and shareholders' equity	1,303,707	988,625	5,968,418	2,028,813	(3,030,985)	7,258,578

GOL LINHAS AÉREAS INTELIGENTES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Income Statement for the year ended December 31, 2008

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Total operating revenues	-	-	6,406,193	-	-	6,406,193

Operating expenses
Salaries	(6,805)	-	(976,978)	-	-	(983,783)
Aircraft fuel	-	-	(2,630,834)	2,901	(2,901)	(2,630,834)
Aircraft rent	-	-	(647,990)	-	2,901	(645,089)
Aircraft insurance	-	-	(42,813)	-	-	(42,813)
Sales and marketing	(484)	-	(588,251)	-	-	(588,735)
Landing fees	(5)	-	(338,365)	-	-	(338,370)
Aircraft and traffic servicing	(10,044)	(66)	(407,344)	(4,723)	-	(422,177)
Maintenance materials and repairs	-	-	(388,030)	-	-	(388,030)
Depreciation	-	-	(125,127)	-	-	(125,127)
Other operating expenses	(1,712)	-	(328,038)	(133)	-	(329,883)

Total operating expenses	(19,050)	(66)	(6,473,770)	(1,955)	-	(6,494,841)

Operating profit(loss)	(19,050)	(66)	(67,577)	(1,955)	-	(88,648)

Total finance costs and other income (expense)	(247,562)	(3,789)	(795,074)	(59,824)	(145)	(1,106,394)

Equity in income (loss) of subsidiary	(778,419)	-	(719,960)	-	1,498,379	-

Profit (loss) before income taxes	(1,045,031)	(3,855)	(1,582,611)	(61,779)	1,498,234	(1,195,042)

Income taxes	(59,406)	-	8,827	-	6,274	(44,305)

Profit (loss) for the year from continuing
operations attributable to equity
holders of the parent	(1,104,437)	(3,855)	(1,573,784)	(61,779)	1,504,508	(1,239,347)

GOL LINHAS AÉREAS INTELIGENTES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Cash Flow Statement for the year ended December 31, 2008

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Cash flows from operating activities:
Net cash provided by (used in) operating activities	577,034	753,982	(426,146)	(317,097)	(420,913)	166,860

Cash flows from investing activities:
Acquisition of property, plant and equipment, net	(355)	-	(174,893)	(261,666)	-	(436,914)
Net investments in restricted cash	(137,571)	-	(39,674)	-	-	(177,245)
Net investments in financial assets	66,000	-	218,000	245,000	46,000	575,000
Other	-	-	79,809	-	-	79,809

Net cash provided by (used in) investing activities	(71,926)	-	83,242	(16,666)	46,000	40,650

Cash flows from financing activities:
Net proceeds from long-term debt	-	232,288	(751,934)	(14,217)	-	(533,863)
Credit with related parties	(608,605)	(986,273)	1,083,674	136,291	374,913	-
Dividends paid	(36,258)	-	-	-	-	(36,258)
Addition of treasury shares	(41,180)	-	-	-	-	(41,180)

Net cash provided by (used in) financing activities	(686,043)	(753,985)	331,740	122,074	374,913	(611,301)

Net increase (decrease) in cash and cash equivalents	(180,935)	(3)	(11,164)	(211,689)	-	(403,791)

Cash and cash equivalents at beginning of the period	181,355	23	176,973	214,770	-	573,121

Cash and cash equivalents at end of the period	420	20	165,809	3,081	-	169,330

GOL LINHAS AÉREAS INTELIGENTES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Balance Sheet as of December 31, 2007

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Assets
Non-current assets
Property, plant and equipment, net	-	-	1,342,862	848,166	-	2,191,028
Intangible assets	-	-	-	390,680	806,761	1,197,441
Investments	1,747,840	747,766	-	-	(2,495,606)	-
Other non-current assets	133,830	-	521,511	1,710,637	(1,292,853)	1,073,125

Total non-current assets	1,881,670	747,766	1,864,373	2,949,483	(2,981,698)	4,461,594

Current assets
Other current assets	180,560	13,335	1,034,999	135,764	56,770	1,421,428
Inventories of parts and supplies	-	-	184,573	25,353	-	209,926
Financial assets	86,786	-	-	495,474	238,083	820,343
Cash and cash equivalents	319,434	23	453,151	216,012	(415,499)	573,121

Total current assets	586,780	13,358	1,672,723	872,603	(120,646)	3,024,818

Total assets	2,468,450	761,124	3,537,096	3,822,086	(3,102,344)	7,486,412

GOL LINHAS AÉREAS INTELIGENTES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Balance Sheet as of December 31, 2007

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Total shareholders' equity	2,375,264	(7,834)	929,477	488,690	(1,393,149)	2,392,448

Non-current liabilities
Long-term debt	-	752,803	677,278	316,599	(31,964)	1,714,716
Other non-current liabilities	14,826	-	194,078	1,840,598	(1,166,454)	883,048

Total non-current liabilities	14,826	752,803	871,356	2,157,197	(1,198,418)	2,597,764

Current liabilities
Short-term debt	-	-	486,359	380,511	24,673	891,543
Accounts payable	597	(7)	191,314	134,459	1	326,364
Advance ticket sales	-	-	-	-	472,860	472,860
Smiles deferred revenue	-	-	-	90,843	56,505	147,348
Other current liabilities	77,763	16,162	1,058,590	570,386	(1,064,816)	658,085

Total current liabilities	78,360	16,155	1,736,263	1,176,199	(510,777)	2,496,200

Total liabilities and shareholders' equity	2,468,450	761,124	3,537,096	3,822,086	(3,102,344)	7,486,412

GOL LINHAS AÉREAS INTELIGENTES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Income Statement for the year ended December 31, 2007

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Total operating revenues	-	-	4,386,273	554,711	-	4,940,984

Operating expenses
Salaries	(3,727)	-	(646,396)	(149,221)	-	(799,344)
Aircraft fuel	-	-	(1,595,346)	(303,494)	-	(1,898,840)
Aircraft rent	-	-	(406,078)	(119,707)	-	(525,785)
Aircraft insurance	-	-	(43,019)	(1,627)	-	(44,646)
Sales and marketing	-	-	(308,436)	(59,428)	(2)	(367,866)
Landing fees	-	-	(215,977)	(57,678)	-	(273,655)
Aircraft and traffic servicing	(6,897)	(305)	(237,813)	(103,361)	(356)	(348,732)
Maintenance materials and repairs	-	-	(247,905)	(91,376)	-	(339,281)
Depreciation	-	-	(109,111)	46,563	-	(62,548)
Other operating expenses	(1,336)	-	(245,311)	(23,769)	(6)	(270,422)

Total operating expenses	(11,960)	(305)	(4,055,392)	(863,098)	(364)	(4,931,119)

Operating profit(loss)	(11,960)	(305)	330,881	(308,387)	(364)	9,865

Total finance costs and other income (expense)	49,923	(4,702)	42,604	102,788	405	191,018

Equity in income (loss) of subsidiary	63,562	-	-	(63,562)	-	-
Non-operating results	-	-	-	(47,015)	47,015	-

Profit (loss) before income taxes	101,525	(5,007)	373,485	(316,176)	47,056	200,883

Income taxes	46,401	-	(127,439)	47,443	-	(33,595)

Profit (loss) for the year from continuing
operations attributable to equity
holders of the parent	147,926	(5,007)	246,046	(268,733)	47,056	167,288

GOL LINHAS AÉREAS INTELIGENTES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Cash Flow Statement for the year ended December 31, 2007

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Cash flows from operating activities:
Net cash provided by (used in) operating activities	249,179	(4,205)	810,428	(690,916)	(505,974)	(141,488)

Cash flows from investing activities:
Acquisition of VRG, net cash acquired	-	-	-	(201,509)	-	(201,509)
Acquisition of property, plant and equipment, net	-	-	(367,874)	(187,887)	-	(555,761)
Investments	(431,412)	-	-	-	431,412	-
Due from related parties	82,906	(327,177)	(140,227)	-	384,498	-
Net investments in financial assets	386,380	-	114,182	66,369	-	566,931

Net cash provided by (used in) investing activities	37,874	(327,177)	(393,919)	(323,027)	815,910	(190,339)

Cash flows from financing activities:						-
Net proceeds from long-term debt	-	331,123	234,732	353,972	-	919,827
Paid subscribed capital	60,745	-	(436,592)	257,448	118,831	432
Dividends paid	(302,775)	-	(173,717)	-	173,717	(302,775)
Credit with related parties	-	-	-	602,484	(602,484)	-

Net cash provided by (used in) financing activities	(242,030)	331,123	(375,577)	1,213,904	(309,936)	617,484
						-
Net increase (decrease) in cash and cash equivalents	45,023	(259)	40,932	199,961	-	285,657
						-
Cash and cash equivalents at beginning of the period	136,332	282	136,041	14,809	-	287,464

Cash and cash equivalents at end of the period	181,355	23	176,973	214,770	-	573,121