Form 20-F
period 2009-12-31
Gol Intelligent Airlines Inc.
filed 2010-04-01
CIK 1291733

As filed with the Securities and Exchange Commission on March 31, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-32221

Gol Linhas Aéreas Inteligentes S.A.

(Exact name of Registrant as specified in its charter)

Gol Intelligent Airlines Inc.

(Translation of Registrant’s name into English)

The Federative Republic of Brazil

(Jurisdiction of incorporation or organization)
Leonardo Porciúncula Gomes Pereira
+55 11 2128-4000
Fax: +55 11 5098-2341
E-mail: ri@golnaweb.com.br
Praça Comandante Linneu Gomes, S/N Portaria 3,
Jardim. Aeroporto
04626-020 São Paulo, São Paulo
Federative Republic of Brazil
 (+55 11 2128-4000)
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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
7.50% Senior Notes Due 2017

___________________________________________

The number of outstanding shares of each class of stock of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2009:

133,199,658	Shares of Common Stock
132,079,880	Shares of Preferred Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒     No  ☐

If this is an annual or transition report, indicate by check mark if the registrant is not required to file pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes   ☐    No  ☒

Presentation of Financial and Other Data	1	ITEM 9. The Offer and Listing	74
Cautionary Statements about Forward-Looking Statements	2	A. Offer and Listing Details	74
ITEM 1. Identity of Directors, Senior Management and Advisors	3	B. Plan of Distribution	76
ITEM 2. Offer Statistics and Expected Timetable	3	C. Markets	76
ITEM 3. Key Information	3	D. Selling Shareholders	81
A. Selected Financial Data	3	E.Dilution	81
B. Capitalization and Indebtedness	7	F. Expenses of the Issue	81
C. Reasons for the Offer and Use of Proceeds	7	ITEM 10. Additional Information	81
D. Risk Factors	7	A. Share Capital	81
ITEM 4. Information On The Company	16	B. Memorandum and Articles of Association .	82
A. History and Development of the Company	16	C. Material Contracts	90
B. Business Overview	16	D. Exchange Controls	90
C. Organizational Structure	36	E. Taxation	90
D. Property, Plant and Equipment	36	F. Dividends and Paying Agents	98
ITEM 4A. Unresolved Staff Comments	36	G. Statement by Experts	98
ITEM 5. Operating and Financial Review and Prospects	37	H. Documents on Display	98
A. Operating Results	37	I. Subsidiary Information	99
B. Liquidity and Capital Resources	51	ITEM 11. Quantitative and Qualitative Disclosures about Market Risk	99
C. Research and Development, Patents and Licenses, etc.	59	ITEM 12. Description of Securities Other than Equity Securities	100
D. Trend Information	59	D. American Depositary Shares	100
E. Off-Balance Sheet Arrangements	59	ITEM 13. Defaults, Dividend Arrearages and Delinquencies	102
F. Tabular Disclosure of Contractual Obligations	60	ITEM 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds	102
ITEM 6. Directors, Senior Management and Employees	60	ITEM 15. Controls And Procedures	102
A. Directors and Senior Management	60	ITEM 16. [reserved]	103
B. Compensation	64	ITEM 16A. Audit Committee Financial Expert	103
C. Board Practices	65	ITEM 16B. Code of Ethics	103
D. Employees	67	ITEM 16C. Principal Accountant Fees and Services	104
E. Share Ownership	67	ITEM 16D. Exemptions from the Listing Standards for Audit Committees	104
ITEM 7. Major Shareholders and Related Party Transactions	68	ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	105
A. Major Shareholders	68	ITEM 16F. Change in Registrant’s Certifying Accountant	105
B. Related Party Transactions	68	ITEM 16G. Corporate Governance	106
C. Interests of Experts and Counsel	69	ITEM 17. Financial Statements	108
ITEM 8. Financial Information	69	ITEM 18. Financial Statements	108
A. Consolidated Statements and Other Financial Information	69	ITEM 19. Exhibits	109
B. Significant Changes	74	Signature	112

PRESENTATION OF FINANCIAL AND OTHER DATA

     The consolidated financial statements included in this annual report have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), in reais.

     We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts in respect of the year ended December 31, 2009 was R$1.7412 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect on December 31, 2009, as reported by the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at the above rate. See “Exchange Rates” for more detailed information regarding the Brazilian foreign exchange system and historical data on the exchange rate of the real against the into U.S. dollars.

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

     The phrase “Brazilian government” refers to the federal government of the Federative Republic of Brazil, and the term “Central Bank” refers to the Banco Central do Brasil, or the Central Bank. The term “Brazil” refers to the Federative Republic of Brazil. The terms “U.S. dollar” and “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States. The terms “real” and “reais” and the symbol “R$” refer to the legal currency of Brazil. “IFRS” refers to the international financial reporting standards issued by the International Accounting Standards Board, or IASB. “U.S. GAAP” refers to generally accepted accounting principles in the United States, and “Brazilian GAAP” refers to generally accepted accounting principles in Brazil, which are accounting principles derived from Law No. 6,404 of December 15, 1976, as amended by Law No. 11,638 of December 28, 2007, or the Brazilian corporation law and the rules of the CVM.

     We make statements in this annual report about our competitive position and market share in, and the market size of, the Brazilian and international airline industry. We have made these statements on the basis of statistics and other information from third party sources, governmental agencies or industry or general publications that we believe are reliable. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications. All industry and market data contained in this annual report is based upon the latest publicly available information as of the date of this annual report.

     Certain figures included in this annual report have been rounded. Accordingly, figures shown as totals in certain tables may not be an arithmetic sum of the figures that precede them.

     This annual report contains terms relating to operating performance in the airline industry that are defined as follows:

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

CAUTIONARY STATEMENTS ABOUT FORWARD-LOOKING STATEMENTS

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

  Summary financial and operating data derived from our audited financial statements included herein and prepared in accordance with IFRS as of and for the years ended December 31, 2009, 2008 and 2007; and

  Summary financial data derived from our audited financial statements not included herein and prepared in accordance with U.S. GAAP as of and for the years ended December 31, 2006 and 2005.

     The summary financial data prepared in accordance with IFRS and U.S. GAAP is not comparable.

     The following tables present summary historical consolidated financial and operating data for us for each of the periods indicated. Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2009 have been translated into U.S. dollars at the commercial market rate in effect on December 31, 2009 as reported by the Central Bank of R$1.7412 to US$1.00.

IFRS Summary Financial and Operating Data

	Year Ended December 31,

	2007	2008	2009	2009

	(in thousands)
Income Statement Data:
Net operating revenues:
Passenger	R$4,566,691	R$5,890,104	R$5,306,530	US$3,047,628
Cargo and other	374,293	516,089	718,852	412,849

Total net operating revenues	4,940,984	6,406,193	6,025,382	3,460,477
Operating expenses:
Salaries	(799,344)	(983,783)	(1,100,953)	(632,296)
Aircraft fuel	(1,898,840)	(2,630,834)	(1,813,104)	(1,041,296)
Aircraft rent	(525,785)	(645,089)	(650,683)	(373,698)
Sales and marketing	(367,866)	(588,735)	(364,551)	(209,368)
Landing fees	(273,655)	(338,370)	(312,637)	(179,553)
Aircraft and traffic servicing	(348,732)	(422,177)	(381,721)	(219,229)
Maintenance, materials and repairs	(339,281)	(388,030)	(417,212)	(239,612)
Depreciation and amortization	(62,548)	(125,127)	(142,853)	(82,043)
Other operating expenses	(315,068)	(372,696)	(428,376)	(246,023)

Total operating expenses	(4,931,119)	(6,494,841)	(5,612,090)	(3,223,116)

Operating profit (loss)	9,865	(88,648)	413,292	237,360

Other income (expense):
Interest expense	(182,618)	(269,278)	(288,112)	(165,467)
Financial income (expense), net	373,636	(837,116)	630,956	362,368

Profit (loss) before income taxes	200,883	(1,195,042)	756,136	434,261
Income taxes	(33,595)	(44,305)	134,696	77,358

Profit (loss) for the year	167,288	(1,239,347)	890,832	511,620

Earnings (loss) per share, basic (1):	0.84	(6.16)	3.92	2.25
Earnings (loss) per share, diluted (1):	0.84	(6.16)	3.91	2.25
Weighted average shares used in computing earnings per share basic (in thousands)(1)	198,609	201,193	227,472	227,472
Weighted average shares used in computing earnings per share, diluted (in thousands)(1)	198,657	201,193	227,583	227,583
Earnings per ADS, basic (1)	0.84	(6.16)	3.92	2.25
Earnings per ADS, diluted (1)	0.84	(6.16)	3.91	2.25
Dividends paid per share (net of withheld income tax) (1)	1.25	0.18	0.70	0.40
Dividends paid per ADS (net of withheld income tax) (1)	1.25	0.18	0.70	0.40

	As of December 31,

	2007	2008	2009	2009

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	R$573,121	R$169,330	R$1,382,408	US$793,940
Financial assets	820,343	245,585	40,444	23,228
Accounts receivable(2)	903,061	344,927	519,308	298,247
Deposits with lessors	641,164	731,374	855,569	491,367
Total assets	7,486,412	7,131,865	8,720,120	5,008,109
Short-term borrowings	891,543	967,452	591,695	339,820
Shareholders’ equity	2,392,448	1,071,608	2,609,986	1,498,958

	Year Ended December 31,

	2007	2008	2009	2009

	(in thousands except percentages)

Other Financial Data:
Operating margin(3)	0.02%	(1.4)%	6.9%	6.9%
Net cash (used in) provided by operating activities	R$(141,488)	R$151,700	R$457,259	US$262,611
Net cash (used in) investing activities	(190,339)	40,650	5,422	3,114
Net cash provided by (used in) financing activities	617,484	(611,301)	769,238	441,786

	Year Ended December 31,

	2007	2008	2009

Operating Data:
Revenue passengers (in thousands)	23,689	25,664	28,410
Revenue passenger kilometers (in millions)	22,670	25,308	26,092
Available seat kilometers (in millions)	34,349	41,107	39,988
Load-factor	66.0%	61.6%	65.2%
Break-even load-factor	65.9%	62.5%	60.8%
Aircraft utilization (block hours per day)	13.8	12.1	11.6
Average fare	198	262	191
Yield per passenger kilometer (cents)	20.1	23.3	20.3
Passenger revenue per available seat kilometer (cents)	13.3	14.3	13.3
Operating revenue per available seat kilometer (cents)	14.4	15.6	15.1
Operating expense per available seat kilometer (cents)	14.4	15.8	14.0
Operating expense less fuel expense per available seat kilometer (cents)	8.9	9.4	9.5
Departures	237,287	268,540	273,602
Departures per day	650	736	750
Destinations served	66	59	59
Average stage length (kilometers)	960	933	890
Average number of operating aircraft during period	88.6	106.4	108.7
Full-time equivalent employees at period end	15,722	15,911	17,963
Fuel liters consumed (in thousands)	1,177,300	1,364,719	1,291,412
Percentage of sales through website during period (4)	90.0%	92.4%	92.4%
Percentage of sales through website and call center during period	98.9%	99.2%	98.7%

(1)
Our preferred shares are not entitled to any fixed dividend preferences, but are instead entitled to receive dividends per share in the same amount of dividends per share paid to holders of our common shares. Consequently, our earnings (loss) per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year.

(2)
Trade and other receivables related to receivables from credit card administrators, travel agencies, installment sales from the Voe Fácil program, cargo agencies and others. These receivables are stated at cost less allowances for doubtful receivables, which approximates their fair value given their short term nature.

(3)	Operating margin represents operating income divided by net operating revenues.
(4)	Considering sales through our website and API (application programming interface) systems.

U.S. GAAP Summary Financial Data*

	Year Ended December 31,

	2005	2006

	(in thousands)
Income Statement Data:

Net operating revenues:
Passenger	R$2,539,016	R$3,580,919
Cargo and other	130,074	221,098

Total net operating revenues	2,669,090	3,802,017
Operating expenses:
Salaries, wages and benefits	260,183	413,977
Aircraft fuel	808,268	1,227,001
Aircraft rent	240,876	292,548
Sales and marketing	335,722	414,597
Landing fees	92,404	157,695
Aircraft and traffic servicing	91,599	199,430
Maintenance, materials and repairs	55,373	146,505
Depreciation	35,014	69,313
Other operating expenses	128,300	179,494
Total operating expenses	2,047,739	3,100,560
Operating income (loss)	621,351	701,457
Other income (expense):
Interest expense	(19,383)	(66,378)
Financial income (expense), net	115,554	163,883

Income (expense) benefits before
income taxes	717,522	798,962
Income taxes	(204,292)	(229,825)

Net income	R$513,230	R$569,137

Earnings per share, basic(1)	R$2.66	R$2.90
Earnings per share, diluted(1)	R$2.65	R$2.90
Weighted average shares used in computing earnings per share, basic (in thousands)(1)	192,828	196,103
Weighted average shares used in computing earnings per share, diluted (in thousands)(1)	193,604	196,210
Earnings per ADS, basic(1)	R$2.66	R$2.90
Earnings per ADS, diluted(1)	R$2.65	R$2.90
Dividends paid per share	R$0.60	R$0.92
Dividends paid per ADS(1)	R$0.60	R$0.92

	As of December 31,

	2005	2006

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	R$106,347	R$280,977
Short-term investments	762,688	1,425,369
Accounts receivable(2)	563,958	659,306
Deposits with lessors	408,776	537,835
Total assets	2,555,843	4,258,454
Short-term borrowings	54,016	128,304
Long-term debt	—	949,006
Shareholders’ equity	1,822,331	2,205,158

*
For a reconciliation of profit (loss) and shareholders’ equity of our audited financial statements in U.S. GAAP to our audited financial statements in IFRS at January 1, 2007 and December 31, 2007 and for the year then ended, see note 23 under the caption “Reconciliation between US GAAP and IFRS as of and for the year ended December 31, 2007” to our financial statements included in our annual report on Form 20-F for the year ended December 31, 2008, as filed on May 8, 2009.

(1)
Our preferred shares are not entitled to any fixed dividend preferences, but are instead entitled to receive dividends per share in the same amount of dividends per share paid to holders of our common shares. Consequently, our earnings (loss) per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year.

(2)
Trade and other receivables related to receivables from credit card administrators, travel agencies, installment sales from the Voe Fácil program, cargo agencies and others. These receivables are stated at cost less allowances for doubtful receivables, which approximates their fair value given their short term nature

Exchange Rates

     The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures. The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching an exchange rate of R$3.53 per US$1.00 at the end of 2002. Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macro-economic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per US$1.00 in August 2008. With the crisis in the global financial markets beginning in mid-2008, the real depreciated 31.9% against the U.S. dollar over the year 2008, reaching R$2.34 per US$1.00 on December 31, 2008. On December 31, 2009 the exchange rate was R$1.74 per US$1.00 and on March 26, 2010, the exchange rate was R$1.82 per US$1.00. The Central Bank has intervened occasionally to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may substantially depreciate or appreciate against the U.S. dollar.

     The following tables present the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	Period-End	Average for Period (1)	Low	High

	(reais per U.S. dollar)
Year
2005	2.341	2.435	2.163	2.762
2006	2.138	2.177	2.059	2.371
2007	1.771	1.948	1.733	2.156
2008	2.337	1.836	1.559	2.500
2009	1.741	1.994	1.702	2.422
2010 (through March 26, 2010)	1.823	1.801	1.723	1.877

	Month-End	Average for Month(2)	Low	High

	(reais per U.S. dollar)
Month
September 2009	1.778	1.820	1.778	1.904
October 2009	1.744	1.738	1.704	1.784
November 2009	1.751	1.726	1.702	1.759
December 2009	1.741	1.750	1.710	1.788
January 2010	1.875	1.780	1.723	1.875
February 2010	1.811	1.842	1.805	1.878
March 2010 (through March 26, 2010)	1.823	1.785	1.764	1.823

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

  presidential elections will be held in Brazil in October 2010 and speculation about the new government’s economic, monetary and tax policies may create market instability and volatility; and

  other political, social and economic developments in or affecting Brazil.

     Exchange rate instability may adversely affect our financial condition and results of operations and the market price of the ADSs and our preferred shares.

     The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching an exchange rate of R$3.53 per US$1.00 at the end of 2002. Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macro-economic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per US$1.00 in August 2008. In the context of the crisis in the global financial markets after mid-2008, the real depreciated against the U.S. dollar over the year 2008 and reached R$2.337 per US$1.00 at year end 2008. During 2009 the real appreciated against the U.S. dollar 25.26% in the context of the economic recovery and reached 1.7412 per US$1.00 at year end 2009. On March 26, 2010, the exchange rate was R$1.8231 per US$1.00.

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

     Substantially all of our passenger revenue and cargo revenue and temporary investments are denominated in reais, and a significant part of our operating expenses, such as fuel, aircraft and engine maintenance services, aircraft rent payments and aircraft insurance, are denominated in, or linked to, U.S. dollars. We maintain U.S. dollar-denominated deposits and maintenance reserve deposits under the terms of some of our aircraft operating leases. For the year ended December 31, 2009, 52.3% of our operating expenses were either denominated in or linked to the U.S. dollar. In addition, the purchase price of the 90 Boeing 737 Next Generation aircraft for which we had placed firm purchase orders as of December 31, 2009 and the 40 Boeing 737 Next Generation aircraft for which we currently have purchase options are denominated in U.S. dollars. At the end of 2009, 81.3% of our indebtedness was denominated in U.S. dollars. While in the past we have generally adjusted our fares in response to, and to alleviate the effect of, depreciation of the real and increases in the price of jet fuel (which is priced in U.S. dollars) and have entered into hedging arrangements to protect us against the effects of such developments, there can be no assurance we will be able to continue to do so. To the extent we are unable to adjust our fares or effectively hedge against any such developments, this may lead to a decrease in our profit margins or to operating losses caused by increases in U.S. dollar-denominated costs, increases in interest expense or exchange losses on unhedged fixed obligations and indebtedness denominated in foreign currency. We had total U.S. dollar-denominated future operating lease payment obligations of R$2,498.6 million and R$2,530.0 million other U.S. dollar-denominated indebtedness at December 31, 2009. We may incur substantial additional amounts of U.S. dollar-denominated operating lease or financial obligations and U.S. dollar-denominated indebtedness and be subject to fuel cost increases linked to the U.S. dollar. At December 31, 2009, we had a short-term hedging program in place to cover part of our U.S. dollar-denominated expenses and our floating interest rate exposure.

     Depreciation of the real also reduces the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our preferred shares and, as a result, the ADSs.

     Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm our business.

     Brazil has in the past experienced extremely high rates of inflation and has therefore followed monetary policies that have resulted in one of the highest real interest rates in the world. Between 2004 and 2009, the base interest rate (SELIC) in Brazil varied between 19.25% p.a. and 8.75% p.a. Inflation and the Brazilian government’s measures to fight it, principally through the Central Bank, have had and may have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit. Conversely, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our business. In addition, we may not be able to adjust the fares we charge our customers to offset the effects of inflation on our cost structure.

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

     The global financial crisis which began during the second half of 2008 has had significant consequences, including in Brazil, such as stock and credit market volatility, unavailability of credit, higher interest rates, a general economic slowdown, volatile exchange rates and inflationary pressure, among others, which may, directly or indirectly, adversely affect us and the market price of Brazilian securities, including the ADSs and our preferred shares. Although the scenario has improved significantly since the second half of 2009, it is still not clear that the global economy has efficiently recovered.

Risks Relating to Us and the Brazilian Airline Industry

     Changes to the Brazilian civil aviation regulatory framework may adversely affect our business and results of operations.

     Brazilian aviation supervisory authorities monitor and influence the developments in Brazil’s airline market. For example, the predecessor of the National Civil Aviation Agency (Agência Nacional de Aviação Civil), or ANAC, the DAC (Departamento de Aviação Civíl), had addressed overcapacity by establishing strict criteria that must be met before new routes or additional flight frequencies were awarded. Conversely, the ANAC (the successor of the DAC) has more recently pursued policies to loosen the market structures and increase competition. The policies of the ANAC and other aviation supervisory authorities may negatively affect our operations. For example, in 2008, ANAC enacted a regulation providing that the minimal ground time for aircraft between landing and take-off must be 40 minutes at the International Airport of São Paulo in Guarulhos, the international airport of Rio de Janeiro Galeão and at the Brasília airports, and 30 minutes at all other Brazilian airports. In addition, in December 2009, ANAC imposed a reduction in the number of landings per hour in Guarulhos International Airport (GRU) from 49 to 45 in order to avoid congestion in the airport during peak hours. These regulations negatively affected our ability to increase aircraft utilization by minimizing turnaround times between flights.

     Several legislative initiatives have been taken by the National Congress, including the preparation of a draft bill that would replace the current Brazilian Aeronautical Code (Código Brasileiro de Aeronáutica). In general, this draft bill deals with matters related to civil aviation, including airport concessions, consumer protection, limitation of airlines’ civil liability, compulsory insurance and fines. This draft bill is still under discussion in the House of Representatives and, if approved, must be submitted for approval to the Federal Senate, before being sent to the government for presidential approval. If the Brazilian civil aviation framework changes in the future, or ANAC implements increased restrictions, our growth plans and our business and results of operations could be adversely affected.

     Since 2009, the Brazilian government has been analyzing the privatization of airports or granting of rights for private concessionaries to operate currently existing airports or expansions of those airports. Although such measures may serve as a potential positive catalyst to accelerate investments in airport infrastructure, we are unable to foresee the effects of any such measures on our business and results of operations.

     The airline industry is particularly sensitive to changes in economic conditions and continued negative economic conditions would likely continue to negatively impact our results of operations and our ability to obtain financing on acceptable terms.

     Our operations and the airline industry in general are particularly sensitive to changes in economic conditions. Unfavorable general economic conditions, such as higher unemployment rates, a constrained credit market and increased business operating costs, can reduce spending for both leisure and business travel. Unfavorable economic conditions can also impact our ability to raise fares to counteract increased fuel, labor, and other costs. Any of these factors may negatively impact our results of operations.

     Unfavorable economic conditions, a significant decline in demand for air travel, or continued instability of the credit and capital markets could also result in pressure on our borrowing costs, operating results and financial condition and would affect our growth and investment plans. These factors could also negatively impact our ability to obtain financing on acceptable terms and our liquidity generally.

     Technical and operational problems in the Brazilian civil aviation infrastructure, including air traffic control systems, airspace and airport infrastructure may have a material adverse effect on our business, our results of operations and our strategy.

     We are dependent on improvements in the coordination and development of Brazilian airspace control and airport infrastructure, which, mainly due to the large growth in civil aviation in Brazil in recent years, require substantial improvements and government investments. This is further emphasized by the need for additional infrastructure investments in the context of the Soccer Confederations Cup (2013) and World Cup (2014) and the Summer Olympics (2016) in Brazil. If the measures taken and investments made by the Brazilian government and regulatory authorities do not prove sufficient or effective, air traffic control, airspace management and sector coordination-related difficulties might reoccur or worsen, which might have a material adverse effect on our business, our results of operations and our growth strategy.

     We operate in a highly competitive industry.

     We face intense competition on domestic routes in Brazil from existing scheduled airlines and charter airlines and new entrants in our market. In addition to competition among scheduled airline companies and charter operators, the Brazilian airline industry faces competition from ground transportation alternatives, such as interstate buses. We may also face competition from international airlines as they introduce and expand flights between Brazil, other South American and Caribbean destinations.

     Our existing competitors or new entrants into the markets in which we operate have in the past and may again undercut our fares, increase capacity on their routes in an effort to increase their market share or attempt to conduct low-fare or low-cost airline operations of their own. In any such event, we cannot assure you that our level of fares or passenger traffic would not be adversely affected and would not have an adverse impact on our business and results of operations.

     In 2009 the National Civil Aviation Council (Conselho de Aviação Civil), or CONAC, announced that it would propose to the Brazilian Government a change to the regulatory limit of foreign ownership in Brazilian airline companies from 20% to 49%. This proposal may be accepted by the Brazilian Government and become a draft bill. We cannot foresee the effects of this regulation on the competitive environment on us and our industry.

     As a result of the competitive environment there may be further consolidation in the Brazilian and global airline industry, whether by means of acquisitions, joint ventures, partnerships or strategic alliances. We cannot predict the effects of further consolidation on the industry and, to the extent that we act as a consolidator, we may not be able to implement our growth strategy or make use of synergies, our costs may increase and our operational efficiency may be reduced.

     A failure to successfully implement our strategy would harm the market value of the ADSs and our preferred shares.

     Our strategy involves capitalizing on our strong market position in Brazil and Latin America with the highest number of routes at the most important airports in Brazil, our consolidated flight network, our e-commerce platform and our Smiles mileage program, to increase our penetration of all traveler segments.

     Slots at Congonhas Airport in São Paulo, the most important airport for our operations, are fully utilized. The Santos-Dumont airport in Rio de Janeiro, a highly utilized airport with half-hourly shuttle flights between São Paulo and Rio de Janeiro, has certain slot restrictions. Several other Brazilian airports, for example the Brasília International Airport and São Paulo International Airport in Guarulhos, have limited the number of slots per day due to infrastructural limitations at these airports. Any condition that would prevent or delay our access to airports or routes that are vital to our strategy, or our inability to maintain our existing slots, and obtain additional slots, could materially adversely affect our operations. In addition, we cannot assure that any investments will be made by the Brazilian government in the Brazilian aviation infrastructure to permit a capacity increase at busy airports and consequently additional concessions for new slots to airlines.

     Our strategy involves developing new products and businesses in order to increase our ancillary revenues and therefore our total net revenues. Any condition that would prevent or delay our ability to develop such additional revenue sources may significantly impact our operating margins. In addition, a large portion of such ancillary revenues relies on developing partnerships to sell products through our e-commerce platform and on our flights. We do not have any experience in the operation of these businesses and if any of our partners fails to properly deliver products or services it offers, our brand, reputation and results of operations may be significantly adversely impacted and we may be exposed to contingencies with regard to those activities.

     We have significant recurring aircraft lease costs, and we will incur significantly more fixed costs that could hinder our ability to meet our strategic goals.

     We have significant costs, relating primarily to leases for our aircraft and engines, of which leases for 115 aircraft have floating-rate rent payments based on LIBOR or U.S. interest rates. As of December 31, 2009, we had commitments of R$10.9 billion to purchase additional Boeing 737-800 Next Generation aircraft, based on aircraft list prices, although the actual price payable by us for the aircraft will be lower due to supplier discounts. As of December 31, 2009, we had R$2.2 billion in long-term indebtedness, excluding our perpetual bonds in the amount of R$310.1 million. We expect that we will incur additional fixed obligations and debt as we take delivery of the new aircraft and other equipment to implement our strategy.

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

     We may have to use our cash resources to finance a portion of our firm purchase order aircraft. We may not have sufficient cash resources to do so.

     We currently finance our aircraft principally through operating leases. As a result of our firm purchase orders to purchase 40 Boeing 737-800 Next Generation aircraft as of December 31, 2009, we expect to own a larger portion of our fleet as well as continue to lease aircraft through principally long-term operating leases. The firm purchase orders represent a significant financial commitment for us. We have in recent years financed and intend to continue financing our new Boeing 737-800 NG aircraft with a commitment we received from the U.S. Export-Import Bank providing guarantees covering 85% of the aggregate purchase price for the firm purchase order aircraft. While we expect that the guaranty from the U.S. Export-Import Bank will help us in obtaining low-cost financing for the purchase of the firm purchase order aircraft, we may be required to use our own cash resources for the remaining 15% of the aggregate purchase price for the firm purchase order aircraft. As of December 31, 2009, we had R$1.4 billion of cash, cash equivalents, short-term investments in overnight deposits and deposit certificates of highly-rated Brazilian banks and marketable securities, mainly highly-rated Brazilian government bonds, including R$18.8 million in restricted cash. If the value or liquidity of these investments were to decrease, or we do not have sufficient cash resources, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would have an adverse impact on the execution of our strategy and business and could have an adverse impact on our results of operations.

     Substantial fluctuations in fuel costs or the unavailability of fuel would harm our business.

     Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel costs, which at times in 2007 and 2008 were at historically high levels, constitute a significant portion of our total operating expenses, accounting for 32.2% of our operating expenses for the year ended December 31, 2009. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. In the event of an international or local fuel supply shortage, our fuel prices may increase. Although we enter into hedging arrangements to reduce our exposure to fuel price fluctuations and have historically passed on the majority of fuel price increases by adjusting our fare structure, the price and future availability of fuel cannot be predicted with any degree of certainty. Our hedging activities or the extent of our ability to adjust our fares may not be sufficient to protect us from fuel price increases.

     In addition, substantially all of our fuel is supplied by one source, Petrobrás Distribuidora S.A. If Petrobrás Distribuidora is unable or unwilling to continue to supply fuel to us at the times and in the quantities that we require, our business and results of operations would be adversely affected.

     We rely on one supplier for our aircraft and engines.

     One of the key elements of our current business strategy is to save costs by operating a standardized aircraft fleet. After extensive research and analysis, we chose the Boeing 737-700/800 Next Generation aircraft and CFM 56-7B engines from CFM International. We expect to continue to rely on Boeing and CFM International into the foreseeable future. If either Boeing or CFM International were unable to perform its contractual obligations, we would have to find another supplier for a similar type of aircraft or engines.

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

     Our business depends significantly upon the efforts of our executive officers, especially our chief executive officer, who has played an important role in shaping our company culture. If the services of our chief executive officer or our key executives become unavailable to us, we may have difficulty finding suitable replacements, which could harm our business and results of operations.

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

     High aircraft utilization increases the risk that if an aircraft falls behind schedule during the day, it could remain behind schedule during the remainder of that day and potentially the next day, which can result in disruption in operating performance, leading to passenger dissatisfaction related to delayed or cancelled flights and missed connections, which may negatively affect our reputation, results of operation and the market price of our ADSs and preferred shares

     The airline industry is dynamic and volatile and our reputation, financial results and the market price of our ADSs and preferred shares could be harmed by events out of our control

     Accidents or incidents involving our aircraft could involve significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent loss from service. We are required by ANAC and lessors of our aircraft under our operating lease agreements to carry liability insurance. Although we believe we currently maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate and we may be forced to bear substantial losses in the event of an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident involving our aircraft, even if fully insured, or an accident or incident involving Boeing 737 Next Generation aircraft or the aircraft of any major airline could cause negative public perceptions about us or the air transport system, which would harm our business and results of operations as well as the market price of our ADSs and preferred shares.

     We may also be affected by other events that affect travel behavior, such as the potential of epidemics or acts of terrorism. These events are out of our control and may affect us even if occurring in markets where we do not operate and/or in connection with other airlines. For example, in the second quarter of 2009, there was an outbreak of the H1N1 virus which had an adverse impact on global air travel and on our operations to and from Argentina. In addition, in the past there have been concerns about outbreaks or potential outbreaks of other diseases, such as avian flu and Severe Acute Respiratory Syndrome, or SARS, which had an adverse impact on global air travel. Any outbreak of a disease that affects travel behavior could have a material adverse impact on us and the trading price of shares of companies in the worldwide airline industry, including our ADRs and preferred shares. Outbreaks of disease could also result in quarantines of our personnel or an inability to access facilities or our aircraft, which could adversely affect our operations. The trading price of shares of companies in the worldwide airline industry are relatively volatile and investors’ perception of the market value of these shares, including our ADSs and preferred shares, may also be negatively impacted with additional volatility and decreases in the price of our ADSs and preferred shares.

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

     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented 52.5% of the aggregate market capitalization of the BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias & Futuros (“BM&FBOVESPA”) as of December 31, 2009. The top ten stocks in terms of trading volume accounted for 41.5%, 53.2% and 49.7% of all shares traded on the BM&FBOVESPA in 2007, 2008 and 2009, respectively.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

     The Registrant was formed on March 12, 2004 as a sociedade por ações, a stock corporation duly incorporated under the laws of Brazil with unlimited duration. The Registrant’s material assets consist of the shares of VRG, three offshore finance subsidiaries, cash and cash equivalents and short-term investments. The Registrant owns all of VRG’s shares, except for shares held by members of VRG’s boards of directors for eligibility purposes. Our principal executive offices are located at Praça Comandante Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, CEP: 04626-020, São Paulo, SP, Brazil, and our general telephone number is +55 11 2128-4000. The telephone number of our investor relations department is +55 11 2128-4700. Our website address is www.voegol.com.br. Investor information can be found on our website www.voegol.com.br/ir. Information contained on our website is not incorporated by reference in, and shall not be considered a part of, this annual report.

Capital Expenditures

     For a description of our capital expenditures, see below “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B. Business Overview

     We are one of the largest low-cost low-fare airlines in the world in terms of passengers transported in 2009, and the largest low-cost low-fare airline in Latin America providing frequent service on routes connecting all of Brazil’s major cities and from Brazil to major cities in South America and select touristic destinations in the Caribbean. With our young and standardized operating fleet of 108 Boeing 737 aircraft, we serve the largest number of destinations of any airline in the Brazilian air passenger transportation market.

     Since the beginning of our operations in 2001, our affordable, reliable and simple service and our focus on markets that were either underserved or did not have a lower-fare alternative have led to a strong awareness of our brand and a rapid increase in our market share. We were the first company to successfully introduce low-cost carrier industry practices and technologies in Latin America. We have a diversified revenue base, with customers ranging from business passengers to leisure passengers traveling throughout Brazil and other South American and Caribbean destinations. Our strategy is to increase the size of the market by attracting new passengers as well as to diversify our revenue portfolio through our consolidated flight network, a modern aircraft fleet, targeted marketing and our loyalty program Smiles (the largest loyalty program in Latin America with more than 6.6 million members), a variety of attractive ancillary businesses such as our air cargo services (Gollog), and through a variety of payment mechanisms designed to make the purchase of our tickets easier for customers in lower income classes. Passenger transportation revenues represented 88.1% and ancillary revenues represented 11.9%, of our net revenues of R$6.0 billion in 2009.

     As of March 31, 2010, we offered approximately 800 daily flights per day to 61 destinations connecting the most important cities in Brazil as well as key destinations in Argentina, Bolivia, Curacao, Aruba, Chile, Colombia, Paraguay, Uruguay and Venezuela. We strategically focus on the Brazilian and South American markets, and will continue to carefully evaluate opportunities to continue growing by increasing the frequency of flights to our existing high-demand markets and adding new routes in these markets (for example, in the Caribbean region), all of which can be reached with our Boeing 737 Next Generation (NG) aircraft.

     Our Competitive Strengths

     We Have a Strong Market Position Based on Slots at the Most Important Airports in Brazil. Since the VRG acquisition, we have been the carrier with the most flights connecting the busiest airports in Brazil: Congonhas (São Paulo), Santos Dumont and Galeão (Rio de Janeiro), Juscelino Kubitschek (Brasília), Confins (Belo Horizonte) Salvador (Bahia), Porto Alegre (Rio Grande do Sul), Recife (Pernambuco) and Curitiba (Paraná). Routes between these airports are among the most profitable routes in our markets, with higher yields achieved mostly from business travelers. In Congonhas, an airport with slot restrictions, we were the leading airline in terms of the number of departures for these routes in 2009.

     We Have a Strong Brand Recognition. We believe that the Gol brand has become synonymous with innovation and value in the airline industry. Our customers identify Gol as being safe, accessible, friendly, fair, intelligent and reliable and distinguish Gol in Brazil’s domestic airline industry on the basis of its modern and simplified approach to air travel services. Our Smiles, Gollog and Voe Fácil brands give us valuable customer recognition in various businesses and create a tool for brand diversification for us. Our Varig brand is widely known in the Brazilian and Latin American markets in which we operate.

     We Keep Our Operating Costs Low. Our operating expense per available seat kilometer (CASK) for the year ended December 31, 2009 was R$14.0 cents. We believe that our CASK for the year ended December 31, 2009, adjusted for the average number of kilometers flown per flight, was over the year the lowest in the domestic market and one of the lowest among international low-cost carriers, based upon our analysis of data collected from publicly available information. Our business model is based on innovation and best practices adopted to improve our operating efficiency, including:

  Operation of a young and standardized fleet. At December 31, 2009, our operating fleet of 108 Boeing 737 aircraft was one of Latin America’s largest and youngest fleets, with an average age of 6 years. We plan to continue keeping our operating fleet exclusively comprised of Boeing 737-800 and 737-700 NG aircraft. Having a standardized fleet reduces inventory costs, as it requires fewer spare parts, and reduces the need to train our pilots to operate different types of aircraft. It also simplifies our maintenance and operations processes. From our original 94 firm purchase orders and 36 options placed in December 2008, we had 90 firm purchase orders remaining as of December 31, 2009, to be delivered until 2016, and purchase options for 40 additional Boeing 737 NG aircraft. We expect to be able to further decrease the age of our fleet, and therefore increase efficiency and better control maintenance costs. We expect to have our seven remaining Boeing 737-300 aircraft returned during 2010. We are in the process of returning our six remaining Boeing 767 aircraft and until we are able to return these aircraft we will assign them to revenue generating uses to reduce their leasing costs.

  State of the art maintenance. We carry out heavy maintenance on our Boeing 737 aircraft internally at our Aircraft Maintenance Center at the Tancredo Neves International Airport located in Confins, in the State of Minas Gerais. We use this facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We started the first of a two-stage expansion project in 2008, when the facility had a capacity to service 60 aircraft. The second stage was inaugurated in March, 2010 and we now have a total capacity to perform full maintenance services for more than 120 Boeing 737 aircraft per year. With our system of phased maintenance for our Boeing NG 737-700 and 737-800 aircraft fleet, we are able to perform maintenance work every day without sacrificing aircraft revenue time, and schedule preventive maintenance with more regularity and around the utilization of our aircraft, which further dilutes fixed costs. We are one of the few airlines in the world that takes full advantage of the Boeing 737 NG phased maintenance philosophy, supported by extensive investments we have made in personnel, material, tools and equipment.

     We Stimulate Demand for Our Service. As a result of our low cost structure, we believe that through our differentiated services we create demand for air travel services. Our average fares are lower than the average fares of most of our domestic competitors. We identify and stimulate demand among both business and leisure passengers for air travel that is safe, convenient, simple and a reasonably priced alternative to traditional air, bus and car travel. By combining low fares with simple and reliable service, we have successfully improved our brand awareness, product quality, punctuality and regularity as well as strengthened customer loyalty and are attracting new groups of air travelers in our markets. We estimate that, on average, approximately 10% of the customers on our flights are either first-time flyers or have not flown for more than a year.

     We Have the Largest Loyalty Program in Latin America. Since the VRG acquisition, we have a loyalty program (Smiles), which is available to all our passengers and which we consider a strong relationship tool. The Smiles loyalty program serves as a source of revenue for us, as it enables us to sell miles directly to corporate clients for marketing purposes or utilize them for co-branded credit cards. It supports partnerships with more than 160 partners, including hotel chains, car rental companies, restaurants, insurance companies, publishers and schools and also forms the basis for partnerships with some of Brazil and South America’s largest banks and credit card companies. The Smiles loyalty program had over 6.6 million members at December 31, 2009. On June 30, 2009, we entered into a partnership with Banco Bradesco and Banco do Brasil for the issuance and management of co-branded credit cards, enabling these banks to issue credit cards under the Smiles brand. As part of the agreement, we received an aggregate of R$252.7 million (i) from the sale of miles under the Smiles loyalty program to these two institutions, (ii) from a share of the revenue generated by the cards, and (iii) for granting the banks the right to access and use the program’s database.

     We are one of the largest e-commerce companies in Brazil. Our effective use of technology helps us to keep our costs low and our operations highly scalable and efficient. We seek to keep our distribution channels streamlined and convenient so as to allow our customers to interact with us via the Internet. In 2009, we booked a significant majority (92.4%) of our ticket sales through a combination of our website and application programming interface, or API, systems and our call center (6.3%) . In addition, our customers can check in online and through web-enabled cell phones. As a result of our emphasis on low-cost distribution channels, in 2009 we were one of the largest e-commerce companies in Brazil and Latin America, with R$5.7 billion in net ticket sales through the internet, more than any other airline and publicly-held e-commerce company in Brazil. Our platform also has strong traffic statistics, with more than six million visitors per month. We enjoy significant cost savings associated with automated ticket sales, which also makes the selection of travel options more convenient for our customers. Our e-commerce platform is starting to allow us to cross-sell other travel-related products to our customers.

     We Offer Innovative and Flexible Payment Mechanisms. We have developed and will further develop flexible payment mechanisms such as debit payments and long-term installment payments (Voe Fácil), with which we expect to increase our potential market and customer base to broader income classes and which enable us to further penetrate markets and capture customers.

     We Have Proven Management. Our controlling shareholders have been operating in the Brazilian passenger transportation market for over 50 years, and our top managers have broad experience in many sectors of the Brazilian economy, including air and ground transportation, telecommunications and home appliances and consumer products. This experience has helped us to develop the most effective elements of our low-cost model and we expect will help us to further penetrate the Brazilian middle class and to generate ancillary revenues through Voe Fácil and our e-commerce platform www.voegol.com.

     We Have High Corporate Governance Standards. Our corporate governance practices go beyond those of most issuers in the transportation industry and emerging markets issuers, with the efficient and active use of specialized committees with highly qualified professionals and senior managers that add value to decisions made in the day-to-day management of our business. We have four independent board members, including the chairman of our board of directors. All members of our board of directors have broad and internationally recognized skills in the areas of corporate finance, business management, banking and in the transportation industry.

     We Have a Strong Liquidity and Cash Position. We believe that a strong liquidity and cash position is key to our success. Our strong balance sheet increases our capacity to establish partnerships, negotiate with suppliers and to mitigate impacts of financial markets volatility on our results, to strengthen our financial resilience and to ensure the execution of our growth strategy. We have a strong balance sheet, especially our cash and cash equivalents position which amount to approximately 24% of our trailing twelve months’ net operating revenues. We are also committed to not having any significant financial debt coming due within any three-year horizon. In this view we believe that a stronger balance sheet, combined with our operating cash flow generation will further improve our operating flexibility in order to allow us to rapidly respond to market changes and to explore opportunities.

Our Strategies

     Our strategy is to capitalize on our competitive advantages while further strengthening our financial resilience, based on four main strategic pillars: increase passenger revenue, expand ancillary revenues, further reduce costs and improve our financial resilience. In order to implement our strategies we intend to:

     Capitalize on Our Strong Market Position in Brazil and Latin America. We intend to capitalize on our strong market position, with our high brand recognition, the highest number of routes and frequencies between the most important airports in Brazil, our consolidated flight network and our Smiles loyalty program and to increase penetration across all segments of travelers. We will focus on Brazilian operations and selected South American destinations that are, or we expect to become, profitable and fit into our flight network. In addition, we believe that the airline industry may experience further consolidation in the future and therefore partnerships and alliances are key success factors. In this environment we intend play a leading role and strengthen our position as a long-term player.

     Expand Our Customer Base. In planning the growth of our business, we will continue to select our routes and build the frequency of our service based on the extent and type of demand in the areas we serve in Brazil and Latin America. We are committed to providing air travel to a wide range of travelers. We will continue to popularize air travel, making low-fare flights more accessible to a larger portion of the population, including all types of business travelers, including with the following measures:

  Stimulate Demand. Our widely available service is designed to popularize air travel and stimulate demand, particularly from fare-conscious leisure travelers and small-to mid-size business travelers who might otherwise use alternative forms of transportation or not travel at all. We will continue to provide our customers with low fare alternatives and flexible payment mechanisms, such as debit payments, credit card installment payments and monthly installment payments in the form of direct credit. For example, our Voe Fácil (“Fly Easy”) Program, which allows qualifying customers to pay for airline tickets in up to 36 monthly installments as an innovative way to purchase airline tickets, is especially designed to make the purchase of our tickets easier for customers from lower income classes. The Brazilian middle class has grown significantly in the last five years. According to Fundação Getúlio Vargas, or FGV, and the Brazilian Geographical and Statistical Institute (Instituto Brasileiro de Geografia e Estatística), or IBGE, the total population with monthly income between R$450 and R$4,500 has grown by 22 million, from 76 million in 2003 to 98 million 2009.

  Expand our network. We will continue to carefully evaluate opportunities to meet demand for leisure travel by offering more seats at lower fares, expanding flight frequencies on existing routes and adding additional routes that contribute to our network and for which we perceive a market demand in Brazil. In addition, by offering flights to South American and Caribbean destinations with connections integrated in our network, we will create opportunities for incremental traffic, feeding our network and increasing our overall load factor and supporting our strategy of expanding our network and stimulating demand for our services.

  Expand our partnerships. We believe we have the best platform to expand our customer base in the markets in which we operate. Our standardized services and lower fares attract leisure travelers from all income levels, and with the integration of the Smiles loyalty program into our operations we intend to increase our penetration in the corporate segment. In August 2009, we received our International Operating Safety Audit, or IOSA, airline safety registration from International Air Transport Association, or IATA, and we believe this certification will, combined with the integration of the Smiles loyalty program into our consolidated flight network, make us the preferred Brazilian partner of major international airlines operating in the country, with which we do not compete on inter-continental routes. We expect that, under these partnerships, our customers will be able to use miles accumulated under the Smiles loyalty program to fly to destinations in North America, Europe and Asia. We intend to strengthen our existing partnerships and build new ones with large international airlines in the form of code-share arrangements to further increase our international feeder network, load factors and profitability. During 2009, we signed four important code share agreements, with Air France-KLM in April, with American Airlines in July and with Aero Mexico and Iberia in October. We also seek to evaluate partnerships with financial institutions, retail chain-stores, car rental and insurance companies. We believe that these agreements will generate passenger and ancillary revenues by feeding our route network, strengthening the Smiles loyalty program and increasing traffic and sales through our e-commerce platform.

     Further Establish and Increase Our Ancillary Revenue Businesses. Our ancillary revenues are derived from Voe Fácil, our e-commerce platform www.voegol.com.br and Gollog as well as ticket change fees, excess baggage charges and other incidental services. We expect further growth in these businesses, which will provide us with additional revenue at low incremental cost by:

  Increasing Voe Fácil penetration. The Voe Fácil program allows select customers to pay for airline tickets in up to 36 monthly installments, with interest. By increasing the Voe Fácil program penetration we believe that we will be able to stimulate demand for our tickets and better utilize our yield management system by selling seats which, based on statistical analyses, we would otherwise expect to fly empty without the implementation of the program.

  Continuously innovating and introducing new businesses to the Brazilian market. We have a strong track record of innovation and introduction of new business practices in Brazil. We started our operations in 2001 introducing the low-cost low-fare in Brazil and were the first company to develop paperless travel ticketing.In June 2009, we introduced the sale of beverages and food on board (buy on board) in Brazil, providing a more flexible and robust board service, generating ancillary revenue without increasing our cost structure or the fare price. We are currently developing an onboard wireless entertainment system in order to provide onboard entertainment which will be sponsored by large corporations, particularly from the media, entertainment and consumer segments.

  We believe that integrating travel-related products through the combination of partnerships, the development of new products, our e-commerce platform (www.voegol.com) and Smiles, will be key to a faster increase in our ancillary revenues. We intend to provide comfort and convenience to our clients by upgrading our current e-commerce platform into a fully-integrated portal that provides a wide range of integrated travel-related products to be charged in a single invoice. We are constantly evaluating opportunities, such as sales of travel insurance, marketing activities and other services, which may help us to better capitalize on the large number of passengers on our flights and the high volume of customers using our website.

  Focusing on express delivery services. Through Gollog, our cargo transportation service, we make efficient use of extra capacity in our aircraft by carrying cargo. During 2009 we launched our express Gollog product line, a value added service which provides a range or express delivery services focusing on the corporate market. We intend to intensify our efforts in the express delivery services by further strengthening our logistics capability, mainly by expanding our ground distribution network and further intensifying our commercial efforts.

     Improve Operating Efficiency and Financial Resilience. Continuing to reduce our operating expense per available seat kilometer is key to increased profitability. We aim to maintain our position as one of the lowest cost airlines in the world. We intend to further reduce the average age of our fuel-efficient fleet, while optimizing the size of our fleet to ensure high utilization rates. In 2005, we became the first airline in Latin America to use winglets on our aircraft and in 2009, we became the first airline in Latin America to implement electrostatic painting in our aircraft reducing significant aircraft weight and savings in paintings and environmental emissions. We are currently working on implementation of GPS Landing system, installation of winglets to our Boeing 737-700 fleet and a tankering strategy, among other initiatives to further increase our fuel efficiency and lower our operating costs.

     We seek to continue to reduce our operating expense per available seat kilometer by using our aircraft efficiently, concentrating on minimizing our turnaround times at airports and maintaining a high number of daily flights per aircraft. We will continue to utilize technological innovations wherever possible to reduce our distribution costs and improve our operating efficiency. We expect to benefit from economies of scale and reduce our average cost per available seat kilometer as we add aircraft to an established and efficient operating infrastructure.

     We have a strong balance sheet and we seek to continuously set financial targets in order to further improve our financial resilience to support our growth strategy. We currently seek to maintain a cash position equivalent to more than 20% of our net revenues recorded in the last twelve months, to continuously improve debt ratios and to avoid significant debt maturities in a three-year range.

     Routes and Schedules

     Our operating model is a highly integrated, multiple-hub route network that is different from the point-to-point model used by other low-cost carriers worldwide. The high level of integration of flights at selected airports permits us to offer frequent, non-stop flights at low fares between Brazil’s most important economic centers and ample interconnections through our network linking city pairs through a combination of two or more flights with little connecting or stop-over time. Our network also allows us to increase our load factors on our strongest city pair routes by using the airports in those cities to connect our customers to their final destinations. This strategy increases our load factor by attracting customers traveling to secondary markets who prefer to pay lower fares even if this means making one or more stops before reaching their final destination. Over 40% of our passengers connect or fly through one or more destinations before reaching their final travel destination. Our operating model allows us to build our flight routes to add destinations to cities that would not, individually, be economically viable to serve in the traditional point-to-point model, but that are feasible to serve when simply added as additional points on our multiple-stop route network. We do this by offering low-fare, early-bird, minimum stay or night (red-eye) flights to lower-traffic destinations, which can be the first or last stops on our routes, allowing us to increase our aircraft utilization and generate additional revenues. By offering international flights to South American and Caribbean destinations, and with stops integrated in our network, we create opportunities for incremental traffic, feeding our network and increasing our overall load factor and our competitive advantage and supporting our strategy of expanding our network and stimulating demand for our services.

     We have been increasing the number of flights to and through the major Brazilian airports and prudently adding more routes to Caribbean destinations, which we expect to give us additional growth opportunities in the Brazilian and international markets.

     At March 31, 2009, we offered over 800 daily flights to 61 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Chile, Paraguay, Uruguay, Colombia, Venezuela and Caribbean Region.

Services

Passenger Transportation

     We recognize that we must offer excellent services to our customers. Since April 2009, we have offered lower priced seats to price-sensitive leisure travelers and more flexible tickets with higher Smiles miles allocation to our corporate customers. We pay particular attention to the details that help to make for a pleasant, complication-free flying experience, including:

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

  free or discounted shuttle services between airports and drop-off zones on certain routes;

  buy on board services on certain flights;

  Mobile check-in and boarding pass (100% paperless boarding); and

  iPhone application for check-in, electronic boarding pass and Smiles account management.

     We seek to achieve punctual operations, which are of primary importance to our customers. According to our internal data, which are corrected for delays out of our control and pre-advised changes in flight schedules, our punctuality rate in December 2009 was 85.3%, as compared to 72.0% in 2008.

Smiles Loyalty Program.

     We have a loyalty program (Smiles), which we consider as a strong relationship tool and which is available to all our passengers. We intend to increase the Smiles penetration through creating marketing initiatives and additional benefits to our customers (e.g., double miles promotions and the launch of several miles redemption options, allowing our customers to use part of their miles to complete the payment) increasing and establishing partnerships with affiliated credit cards or using services and products at partner establishments. There are four tiers in our Smiles program (Diamond, Gold, Silver and Blue) and qualification for a particular tier is based on the miles flown. The Smiles program serves as a source of revenue for us, since we can sell miles directly to corporate clients for marketing purposes or utilize them for co-branded credit cards. It maintains partnerships with hotel chains, car rental companies, restaurants, insurance companies, publishers and schools and also maintains a partnership with some of Brazil and South America’s largest banks and credit card companies. In 2009, the program offered a number of marketing promotions aimed at re-engaging its existing members and expanding its client base. We have received our IOSA certification during the first half of 2009, which we believe will make us, combined with the integration of the Smiles loyalty program in our consolidated flight network, the preferred partner of major international airlines in Brazil, with which we do not compete on intercontinental routes. We expect that, through these partnerships, our customers could use their miles accumulated under the Smiles program to fly to international destinations in North America, Europe and Asia. For example, in April 2009, we entered into a commercial cooperation agreement with Air France-KLM, which will be implemented in two phases and will allow for the integration of our Smiles and Air France-KLM’s Flying Blue programs and lays the groundwork for a future code-share agreement. The Smiles program had over 6.6 million members at the end of 2009.

Ancillary revenues

     Ancillary revenues such as revenues from our Gollog services, our Voe Fácil program, as well as baggage excess and ticket change fees and buy on board revenues are an increasingly important part of our revenues. The further development and growth of our Gollog services and Voe Fácil program is part of our strategy, and they represented 11.9% of our consolidated revenues in 2009, compared to 8.1% in 2008.

     We are constantly evaluating opportunities to generate additional ancillary revenues such as sales of travel insurance, marketing activities and other services which may help us to better capitalize on the large number of passengers on our flights and the high volumes of customers using our website.

     We believe that integrating travel-related products in our e-commerce platform to be key to a faster increase in our ancillary revenues. We intend to provide comfort and convenience to our clients by upgrading our current e-commerce platform into a fully-integrated portal that provides a wide range of integrated travel-related products to be charged in a single invoice. In addition, we plan to integrate the Smiles and Gollog platforms into our air travel portal to further provide convenience and simplicity to our customers.

Gollog Cargo Transportation

     In addition to our passenger service, we make efficient use of extra capacity in the stronghold of our aircraft by carrying cargo, through our cargo transport service – Gollog. Gollog’s success is the result of the unique service we offer to the market: the Electronic Air Waybill that can be completed via the Internet. The Gollog system provides online access to air waybills and allows customers to track their shipment from any computer with Internet access. Our 61 destinations throughout Brazil, South America and Caribbean provide access to multiple locations in the region. With our capacity of over 800 daily flights we can guarantee quick and reliable delivery. Packages are shipped in the freighthold of our passenger aircraft.

Voe Fácil Installment Program

     In 2005 we launched the Voe Fácil (“Fly Easy”) program, an innovative new way to purchase airline tickets, which allows selected customers based on their credit history to pay for airline tickets in up to 36 monthly installments. The program is especially designed for highly price-sensitive customers, many of which do not hold credit cards. Installment payments are a typical sales strategy in the Brazilian retail market and we are applying this sales technique to passenger transportation to increase our market and stimulate demand for our tickets. In 2009, the Voe Fácil program decreased its ticket sales by 43% compared to 2008 to R$112.6 million in 2009 from R$198.4 million in 2008, corresponding to a decrease in tickets sold by 51.6% to 140,661 in 2009 from 290,850 in 2008. This decrease was due to reduced promotion and exposure of the Voe Fácil product during the first half of 2009.

Aircraft Fleet

     In line with our strategy of combining the renovation of our fleet with disciplined growth in our seat supply, we concluded the following operating agreements and initiatives in 2009:

  Agreement with Boeing to reschedule the delivery of 20 Boeing 737 NG aircraft from between 2010 and 2012 to between 2010 and 2014.

  Sub-leasing of two 737-800s to a European airline, which returned in October 2009. This agreement can be renewed in the next year and represents more flexibility for us by enabling a temporary fleet reduction during our winter period providing an opportunity to keep higher levels of average aircraft utilization during the year.

  Replacement of a 767-300 with a 737-800 in April, leaving six wide-body aircraft grounded, two of which are currently under sub-leasing/wet-leasing negotiations.

  Receipt of three 737-800 NGs (two of which are specially equipped for short runway landings and take-offs) as part of the 737-700 and 737-800 fleet standardization, which aims to replace all remaining 737-300s.

     As a result of the above, on December 31, 2009 we had an operational fleet of 108 operational aircraft and a total fleet of 127. We expect to have 111 aircraft in our operating fleet by the end of 2010.

     As of March 31, 2010, one of our Boeing 767 aircrafts was subleased to a charter company in the United States until 2013, one is under final formalization process for a wet lease to a Brazilian company for flights connecting Brazil to Angola and three are under final stages of negotiation to be chartered to operate intercontinental flights.

The following table sets forth the composition of our fleet at the dates indicated:

Operating Fleet	At December 31,

	Seats(1)	2008	2009

B737-300	141	13	3
B737-700 NG	144	38	43
B737-800 NG	177	23	18
B737-800 NG Short-Field Performance	187	32	44

Sub Total	-	106	108

Non-Operating Fleet	At December 31,

	Seats(1)	2008	2009

B737-300	141	2	8

Non-Operating Fleet	At December 31,

	Seats(1)	2008	2009

B737-800 NG	177	-	5
B767-300 ER	218	7	6

Sub Total	-	9	19

Total	-	115	127

  (1) As of December 31, 2009.

     At December 31, 2009, we had a total of 127 aircraft, 94 of which were under operating leases and 33 were under finance leases.

     The average age of our operating aircraft at December 31, 2009 was 6.3 years. The average daily utilization rate of our operating fleet in 2009 was 11.6 block hours (12.1 block hours in 2008).

     Each Boeing 737 aircraft in our fleet is powered by two CFM International Model CFM 56-7B22 engines or two CFM International Model CFM 56-7B24 engines.

The following table sets forth our year-end projected operating fleet through 2015:

Operating Fleet Plan	2010	2011	2012	2013	2014	2015

B737-700 NG	40	40	40	40	40	40
B737-800 NG *	71	75	79	81	85	91

Total	111	115	119	121	125	131
* Includes SFP aircrafts (Short Field Performance)

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

     In addition to being cost-efficient, the Boeing 737-700/800 Next Generation aircraft are equipped with advanced technology that promotes flight stability, providing a more comfortable flying experience for our customers. We use a single type of aircraft to preserve the simplicity of our operations. As a result, the introduction of any new aircraft type to our fleet will only be done if, after careful consideration, we determine that such a step will reduce our operating costs. Most of our leased Boeing 737-800 Next Generation aircraft are equipped with blended winglets and all Boeing 737-800 Next Generation aircraft from our purchase order will be equipped with winglets, which reduce our fuel and maintenance costs. Our experience with the new winglets has shown operating fuel consumption reductions from 3% to 5%. In addition, the winglets improve airplane performance during take-off and landing on short runways. The new Boeing 737-800 NG aircraft will be delivered with short-field performance (SFP) with technical modifications that we expect to significantly improve flight performance, the ability to operate non-stop flights, reduce noise during take-off and to enable us to fly with our Boeing 737-800 Next Generation aircraft to the airport of Santos Dumont in Rio de Janeiro, an important link to the most important routes in Brazil.

     At the end of 2009, we leased 94 of our 127 aircraft under operating lease agreements that have an average remaining term of 42 months. We believe that leasing our aircraft fleet under operating leases provides us with flexibility to adjust our fleet size. We make monthly rental payments, some of which are based on floating rates. We but are not required to make termination payments at the end of our leases. Under our operating lease agreements, we do not have purchase options and for some of our lease agreements we are required to maintain maintenance reserve deposits and to return the aircraft and engine in the agreed condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease. As of December 31, 2009, our operating leases had terms of up to 144 months from the date of delivery of the relevant aircraft.

     At the end of 2009, we had 33 aircraft acquired under our firm purchase order with Boeing under finance lease arrangements that had an average remaining term of 121 months.

Sales and Distribution

     Our customers can purchase tickets directly from us through a number of different channels, such as our website including our Booking Web Services (BWS), GDS – Global Distribution System, our call center and at airport ticket counters.

     Our low cost low fare business model utilizes website ticket sales as its main distribution channel especially in the local market. For the year ended December 31, 2009, 23.2% of our passenger revenues, whether directly to the customer or through travel agents, were booked via the Internet, making us one of the worldwide industry leaders in this area. In the same period, 6.3% of our passenger revenues were booked through call centers, airport sales counters, and our BWS and 1.3% of our total sales were made through the GDS, respectively.

     Our customers can purchase tickets indirectly through travel agents, who are a widely-used travel service resource in Brazil and South America, Europe, North America and other regions. For the year ended December 31, 2009, travel agents provide us with more than 20,000 distribution outlets throughout these regions.

     GDSs allows us access to a large number of tourism professionals who are able to sell our tickets to customers throughout the globe, and enables us to enter into interline agreements with other airlines to offer more flights and connection options to our passengers and add incremental international passenger traffic, especially to our international network. In 2009 we made additional investments to expand our presence with Amadeus, Sabre and TravelPort.

     On October 21, 2009 we became an issuer of cards for Universal Air Travel Plan, or UATP, a payment network owned and operated by several foreign airlines. UATP allows us access to a payment network with lower costs than those offered by credit cards and other means of payment. In addition, as an UATP card issuer we are able to maintain a closer relationship with our corporate customers.

     During 2009 we have invested in increasing the number of distribution channels: we have opened Gol stores outside the traditional airport areas in Buenos Aires, Cordoba, Rosário (Argentina); Asunción (Paraguay); Santiago (Chile); Santa Cruz de la Sierra, La Paz, Cochabamba (Bolivia); Montevideo (Uruguay); Caracas (Venezuela), Bogota (Colombia). We also opened the first airline store in São Paulo (Brazil) 100% designed to sell to the Brazilian middle class. All stores are strategically located in high density population regions.

Partnerships and Alliances

     Our market positioning enables us to successfully negotiate a number of arranged partnerships with supplementary major carriers worldwide, mostly in the form of code share agreements and interline agreements. Strategically, the additional passenger inflows generated from those partnerships aim to improve revenues at low incremental costs.

     At March 31, 2010, we had a code share agreement with American Airlines, Iberia, Air France KLM, Aero Mexico and Copa Airlines. We are also launching a frequent flyer tie between our Smiles program and the code share partners enabling travelers to accrue and redeem miles between our Smiles and the each of the partners (however, the partnerships are not integrated among themselves). In addition, passengers will be able to connect with Gol operated flights within Brazil, marketed as a code-share partner flight. We intend to enter into similar agreements with other long haul airlines serving or intending to serve Brazil.

     At December 31, 2009 we had interline agreements with 63 airlines, including Korean Airlines, Delta Airlines, Emirates Airlines, Avianca, Continental Airlines, Japan Airlines, TAP Air Portugal, and others. An interline agreement is a commercial agreement between individual airlines to handle passengers traveling on itineraries that require multiple airlines and allow its customers to utilize a single ticket, and to check their baggage through to the customers final destination. Interline agreements differ from code sharing agreements in that code sharing agreements usually refer to numbering a flight with the airline’s code (abbreviation) even though the flight is operated by another airline. This provides for better marketing and customer recognition of the links between the airlines.

     An important element of our business strategy is to cater to the corporate client. To further develop our business relationship with our corporate customers, we have entered into partnerships with hotel chains, rental car service and insurance providers to offer our corporate customers the convenience of the combination of transportation and accommodation arrangements.

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

Maintenance

     According to ANAC regulation, we are directly responsible for the execution and control of all maintenance services performed on our aircraft. The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks and any diagnostics and routine repairs. All of our line maintenance is performed by our own highly experienced technicians at our line maintenance service bases throughout Brazil and South America. We believe that our practice of performing daily preventative maintenance helps to maintain a high aircraft utilization rate and reduces maintenance costs. Heavy maintenance consists of more complex inspections and servicing of the aircraft that cannot be accomplished overnight. Heavy maintenance checks are performed following a pre-scheduled agenda of major overhauls defined by the aircraft’s manufacturer, based on the number of hours and flights flown by the aircraft. Our continued high aircraft utilization rate will result in shorter periods of time between heavy maintenance checks for our aircraft in comparison to carriers with lower aircraft utilization rates. In addition, engine maintenance services are rendered in different MRO (Maintenance, Repair and Operations) facilities. We do not believe that our high aircraft utilization rate will necessarily result in the need to make more frequent repairs to our aircraft, given the durability of the aircraft type in our fleet. Our aircraft are covered by warranties that have an average term of three to five years. The warranties on the aircraft we received in 2009 under our firm purchase order with Boeing will start expiring in 2013.

     We internalized heavy maintenance on our Boeing 737 aircraft in our Aircraft Maintenance Center at the Tancredo Neves International Airport in Confins, in the State of Minas Gerais. We use this facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We started the first of a two-stage expansion project in 2008, when the facility had a capacity to service 60 aircraft. The second stage was inaugurated in March, 2010 and we now have a total capacity to perform full maintenance services for more than 120 Boeing 737 aircraft per year.

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

     We have also been certified by the ANAC under the Brazilian Aeronautical Certification Regulations to perform heavy maintenance services for third parties. We expect to utilize this certification, a potential source for ancillary revenues, now that the construction of an additional maintenance facility has been completed.

Fuel

     Our fuel costs totaled R$1,813.1 million in 2009, representing 32.2% of our operating expenses for the year. In 2009, we purchased substantially all of our fuel from Petrobrás Distribuidora S.A., a retail subsidiary of Petrobrás, principally under an into-plane contract under which the supplier supplies fuel and also fills our aircraft tanks. In 2009, fuel prices under our contracts were re-set every 30 days and were composed of a variable and a fixed component. The variable component is defined by the refinery and follows international crude oil price fluctuations and the real/U.S. dollar exchange rate. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract. We currently operate a tankering program under which we fill the fuel tanks of our aircraft in regions where fuel prices are lower. We also provide our pilots with training in fuel management techniques, such as carefully selecting flight altitudes to optimize fuel efficiency.

     Fuel costs are extremely volatile, as they are subject to many global economic and geopolitical factors that we can neither control nor accurately predict. Because international prices for jet fuel are denominated in U.S. dollars, our fuel costs, though payable in reais, are subject not only to price fluctuations but also to exchange rate fluctuations. We maintain a fuel and foreign exchange hedging program, based upon policies which define volume, price targets and instruments for multi-year periods, under which we enter into fuel and currency hedging agreements with various counterparties providing for price protection in connection with the purchase of fuel. Our hedging positions cover short-term periods, and are adjusted weekly or more frequently as conditions require. Our hedging practices are executed by our internal risk management committee and overseen by the risk policies committee of our board of directors. The risk policies committee of our board of directors meets quarterly or more often, if called, and its main responsibilities are to assess the effectiveness of our hedging policies, recommend amendments when and where appropriate and establish its views regarding fuel price trends. We use risk management instruments that have a high correlation with the underlying assets so as to reduce our exposure. We require that all of our risk management instruments be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. We also avoid concentration of credit and product risk. We have not otherwise entered into arrangements to guarantee our supply of fuel and we cannot provide assurance that our hedging program is sufficient to protect us against significant increases in the price of fuel. As of December 31, 2009, we had hedged 22% on average for our projected fuel requirements for 2010 and 5.5% in average for our projected expenditures in foreign currency. The fuel hedges are based on call options and the foreign currency hedges are divided in 67% in call options and 33% in futures contracts.

The following chart summarizes our fuel consumption and costs for the periods indicated:

	Year Ended December 31,

	2008	2009

Liters consumed (in thousands)	1,364,719	1,291,412
Total cost (in thousands)	R$2,630,834	R$1,813,104
Average price per liter	R$1.93	R$ 1.40
% change in price per liter	53.7	(27.26)
Percent of operating expenses	40.5%	32.3%

Safety and Security

     Our most important priority is the safety of our passengers and employees. We maintain our aircraft in strict accordance with manufacturer specifications and all applicable safety regulations, and perform routine line maintenance every day. Our pilots have extensive experience, with flight captains having more than 10,000 hours of career flight time, and we conduct ongoing courses, extensive flight simulation training and seminars addressing the latest developments in safety and security issues. We closely follow the standards established by the Air Accident Prevention Program of the ANAC and we have installed the Flight Operations Quality Assurance System, which maximizes proactive prevention of incidents through the systematic analysis of the flight data recorder system. All of our aircraft are also equipped with Maintenance Operations Quality Assurance, a troubleshooting program that monitors performance and aircraft engine trends. The Brazilian civil aviation market follows the highest recognized safety standards in the world. We are also an active member of the Flight Safety Foundation, a foundation for the exchange of information about flight safety. In June 2009, we created the office of Safety Officer which reports directly to our board of directors and whose main goal is to oversee flight safety and report directly to our highest management level.

Environmental Sustainability

     We constantly invest in becoming more environmentally sustainable and have recently implemented the following actions:

  Expansion of our Aircraft Maintenance Center at the Tancredo Neves International Airport located in Confins, in the State of Minas Gerais (completed in March 2010): we have reduced cost by decreasing the need to fly our aircraft overseas to be serviced and we treat all of the effluents generated in our facilities and reuse water.

  Electrostatic painting: the use of electrostatic painting has reduced aircraft weight by 300 kg and has also reduced the amount of paint used and emission of carbon dioxide.

  Implementation of ACARS (Aircraft Communications Addressing and Reporting System): we expect to start using ACARS by April 2010 and to have the system implanted in all our fleet by 2012. ACARS provides real time flight data via satellite and allow us to better anticipate maintenance needs, increasing flight safety, efficiency and gains of scale.

  Implementation of GPS Landing System: we expect to start using the system by June 2010 and to have the system implemented in all our fleet by the end of 2014. This system reduces fuel consumption during take-off and landing, increases precision and safety.

In addition in recent years we have also implemented the following actions:

  Passando a Limpo Project: implemented five years ago this initiative uses a dry cleaning process to wash aircrafts and reduces water consumption by 90%.

  Recycling: all of our offices and headquarters recycle their waste.

  Support to Florestas do Futuro: we have supported a reforestation project by Fundação SOS Mata Atlântica for the past five years. We financed the GOL Forest project and maintain 30 thousand native trees in the Piracicaba River and in the Ponte Nova reservoir, in the city of Salesópolis, both in the state of São Paulo.

Insurance

     We maintain passenger liability insurance in an amount consistent with industry practice and we insure our aircraft against losses and damages on an “all risks” basis. We are required by the ANAC to maintain insurance coverage for general liability against terrorist acts or acts of war with a minimum amount of US$0.8 billion. We have obtained all insurance coverage required by the terms of our leasing agreements. We believe our insurance coverage is consistent with airline industry standards in Brazil and is appropriate to protect us from material loss in light of the activities we conduct. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material loss.

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

     The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the significant airlines in Brazil for each of the periods indicated:

Domestic Market Share— Scheduled Airlines	2006	2007	2008	2009

Gol	34.0%	43.0%	42.4%	41.4%
TAM	47.8%	48.8%	50.4%	45.6%
Others	18.2%	8.2%	7.2%	13.0%

Source: Advanced Comparative Data (Dados Comparativos Avançados) 2006—2009

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

International

     As we expand our international services in South America and the Caribbean, our pool of competitors will increase and we will face competition from Brazilian and South American airlines that are already established in the international market and that participate in strategic alliances and code sharing arrangements.

Industry Overview

     Since air transportation has historically been affordable only to the higher income segment of Brazil’s population, resulting in a comparatively low level of air travel, we believe that the low-cost, low-fare business model has the potential to significantly increase the use of air transportation in Brazil. Brazil is the fifth largest domestic aviation market in the world and, according to the ANAC, there were 50.1 million domestic enplanements and 6.0 million international enplanements on Brazilian carriers in Brazil in 2008, out of a total population of approximately 185 million, according to IBGE. In contrast, according to the U.S. Department of Transportation, the United States had 652 million domestic enplanements and 158 million international enplanements in 2008, out of a total population of approximately 308 million, based on the latest U.S. census estimates.

     The business travel segment is the largest component of Brazilian air transportation demand and the most profitable in the market. According to company data, business travel represented more than 60% of the total demand for domestic air travel in 2009, which we believe is significantly higher than the business travel portion of domestic air travel in the global aviation sector. According to data collected from the ANAC, flights between Rio de Janeiro and São Paulo accounted for 13.2% of all domestic passengers in 2008. The ten busiest routes accounted for 27.8% of all domestic air passengers in 2008, while the ten busiest airports accounted for 74.2% and 72.6% of all domestic passenger traffic through INFRAERO airports in terms of arrivals and departures in 2008 and 2009, respectively.

     In light of economic growth, the domestic market has significantly increased in the last years from 76 million in 2003 to more than 128 million in 2009, according to FGV and IBGE, due to increased passenger volumes and both the soccer confederations and world cup scheduled for 2013 and 2014, respectively, in Brazil and the summer Olympics scheduled for 2016 in Rio de Janeiro, the Brazilian airport infrastructure will need substantial improvements.

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

     In 2009 the CONAC announced that it would propose to the Brazilian Government a change to the regulatory limit of foreign ownership in Brazilian airline companies from 20% to 49%. This proposal may be accepted by the Brazilian Government and become a draft bill during 2011.

     Since 2009, the Brazilian government has been analyzing the privatization of airports or granting of rights for private concessionaries to operate currently existing airports or expansions of those airports but has not yet made any formal announcements as to its decision.

Brazilian Civil Aviation Market Evolution

     Since 1970, Brazil has for the most part had stable growth in revenue passenger kilometers. From 1970 to 2009 domestic revenue passenger kilometers grew at a compound annual rate of 8.9% . In the past 9 years, the domestic market generally experienced year-over-year growth in revenue passenger kilometers except in times of significant economic or political distress, such as the petroleum crisis in the 1970s, the Brazilian sovereign debt crisis in the early 1980s and the economic and political distress in Brazil in the early 1990s.

     From 2005 to 2009, the compound annual growth rate in industry passenger traffic, in terms of domestic revenue passenger kilometers, was 13.7%, versus a compound annual growth rate in available industry capacity, in terms of available seat kilometers, of 15.1% . Domestic industry load factors, calculated as revenue passenger kilometers divided by available seat kilometers, have averaged 66.7% over the same period. The table below shows the figures of domestic industry passenger traffic and available capacity for the periods indicated:

	2005	2006	2007	2008	2009

	(in millions, except percentages)
Available Seat Kilometers	50,182	55,608	64,597	72,841	84,283
Available Seat Kilometers Growth	11.5%	10.8%	16.2%	12.8%	15.7%
Revenue Passenger Kilometers	35,429	39,802	44,446	47,838	56,255
Revenue Passenger Kilometers Growth	19.4%	12.3%	11.7%	7.4%	17.6%

Load Factor	70.2%	71.6%	68.8%	65.5%	66.7%

Source: ANAC, Dados Comparativos Avançados.

Regulation of the Brazilian Civil Aviation Market

The Brazilian Aviation Authorities and Regulation Overview

     Air transportation services are considered a public service and are subject to extensive regulation and monitoring by the CONAC and the ANAC. Air transportation services are also regulated by the Brazilian Federal Constitution and the Brazilian Aeronautical Code. The Brazilian civil air transportation system is controlled by several authorities. The ANAC is responsible for the regulation of the airlines, the DECEA is responsible for airspace control and INFRAERO is responsible for airport administration.

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

     On October 5, 2001, the Department of Air Space Control (Departamento de Controle do Espaço Aéreo), or DECEA, was created. It reports indirectly to the Brazilian Minister of Defense. The DECEA is responsible for planning, administrating and controlling activities related to airspace, aeronautical telecommunications and technology. This includes approving and overseeing the implementation of equipment as well as of navigation, meteorological and radar systems. The DECEA also controls and supervises the Brazilian Airspace Control System.

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

     Recently, in February 2009, the Federal Government approved the new Civil Aviation National Policy (Política Nacional de Aviação Civil), or PNAC. Although the PNAC does not establish any immediate measure, it contains the main guidelines for the national civil aviation system. It encourages the Ministry of Defense, CONAC and ANAC to issue regulations on strategic matters such as safety, competition, environmental, and consumers’ issues, as well as to inspect, review and valuate the activities of all operating companies.

     The Brazilian government recognized and ratified, and must comply with, the Warsaw Convention of 1929, the Chicago Convention of 1944, and the Geneva Convention of 1948, the three leading international conventions relating to worldwide commercial air transportation activities.

Route Rights

     Domestic routes. For the granting of new routes and changes to existing ones, the ANAC evaluates the actual capacity of the airport infrastructure where such route is or would be operated. In addition, route frequencies are granted subject to the condition that they are operated on a frequent basis. Any airline’s route frequency rights may be terminated if the airline (a) fails to begin operation of a given route for a period exceeding 15 days, (b) fails to maintain at least 75% of flights provided for in its air transportation schedule (Horário de Transporte Aéreo), or HOTRAN, for any 90-day period or (c) suspends its operation for a period exceeding 30 days. The ANAC approval of new routes or changes to existing routes is given in the course of an administrative procedure and requires no changes to existing concession agreements.

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

     International routes. In general, requests for new international routes, or changes to existing routes, must be filed by each interested Brazilian airline that has been previously qualified by the ANAC to provide international services, with the SRI (Superintendence of International Relations of the ANAC), which, based on the provisions of the applicable bilateral agreement and general policies of the Brazilian aviation authorities, submits the request to the ANAC for approval. International route rights for all countries, as well as the corresponding transit rights, derive from bilateral air transport agreements negotiated between Brazil and foreign governments. Under such agreements, each government grants to the other the right to designate one or more of its domestic airlines to operate scheduled service between certain destinations in each country. Airlines are only entitled to apply for new international routes when they are made available under these agreements. For the granting of new routes and changes to existing ones, the ANAC has the authority to approve Brazilian airlines to operate new routes, subject to the airline having filed studies satisfactory to the ANAC demonstrating the technical and financial viability of such routes and fulfilling certain conditions in respect of the concession for such routes. Any airline’s international route frequency rights may be terminated if the airline fails to maintain at least 80% of flights provided for in its air transportation schedule HOTRAN for any 180-day period or suspends its operation for a period exceeding 180 days.

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

     Congonhas airport in the city of São Paulo is a coordinated airport, where slots must be allocated to an airline company before it starts its operations there. Although it is difficult to obtain a slot in Congonhas airport, on March 8, 2010 ANAC reallocated 202 Congonhas’ slots that were idle. When the capacity at the airport increases and more slots become available, 20% of those slots must be distributed to new entrants who will have a preference to their assignment. The remaining slots will be allocated to the other airline companies, including us. The Santos-Dumont airport in Rio de Janeiro, a highly utilized airport with half-hourly shuttle flights between São Paulo and Rio de Janeiro, is also a coordinated airport with certain slot restrictions. Several other Brazilian airports, for example the Brasília International Airport and São Paulo International Airport in Guarulhos have limited the number of slots per day due to infrastructural limitations at these airports.

     Recently, ANAC has imposed schedule restrictions to several Brazilian airports from which we operate. Operating restrictions, including the prohibition of international flights’ operations and the prohibition of civil aircraft’s operation after 11:00 p.m. and before 6:00 a.m., were imposed for Congonhas Airport, one of the busiest Brazilian airports and the most important airport for our operations. No assurance can be given that these or other government measures will not have a material adverse effect on our business and results of operations.

     CONAC has recently taken measures to minimize the recent technical and operational problems in the São Paulo airports, redistributing air traffic from the Congonhas airport to the airports of Guarulhos and has mentioned its intention to adjust tariffs for the use of busy airport hubs to encourage further redistribution of air traffic.

     In the last quarter of 2008, the ANAC proposed a new regulation for the allocation of slots to domestic airlines. This regulation governs the manner of allocation of slots, by organizing rotations among the concessionaires, determining the procedures for registration, qualification, judgment and homologation of a request for slot concessions in coordinated airports. Additionally, such regulation also establishes the rules permitting transfers of slots between concessionaires. ANAC’s resolution has not yet been released.

     Also, in 2008, the ANAC enacted a regulation providing that the minimum ground time for aircraft between landing and take-off must be 40 minutes at the International Airport of Sao Paulo in Guarulhos, the international airport of Rio de Janeiro Galeão and at the Brasília airports, and 30 minutes at all other Brazilian airports. This regulation negatively affected our ability to increase aircraft utilization by minimizing turnaround times between flights.

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

Concession for Air Transportation Services

     According to the Brazilian Federal Constitution, the Brazilian government is responsible for public services related to airspace as well as airport infrastructure, and may provide these services directly or through third parties under concessions or authorizations. According to the Brazilian Aeronautical Code and regulations issued by the CONAC, the application for a concession to operate regular air transportation services is subject to a license granted by the ANAC to operate an airline and to explore regular air transportation services. The applicant is required by the ANAC to have met certain economic, financial, technical, operational and administrative requirements in order to be granted such license. Additionally, a concession applicant must be an entity incorporated in Brazil, duly registered with the Brazilian Aeronautical Registry (Registro Aeronáutico Brasileiro), or RAB, must have a valid airline operating certificate (Certificado de Homologação de Empresa de Transporte Aéreo), or CHETA, and must also comply with certain ownership restrictions. See “—Restrictions to the Ownership of Shares Issued by Concessionaires of Air Transportation Services.” The ANAC has the authority to revoke a concession for failure by the airline to comply with the terms of the Brazilian Aeronautical Code, the complementary laws and regulations and the terms of the concession agreement.

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

     In addition, the Brazilian government has been analyzing granting of rights for private concessionaries to build new airports, expand or operate currently existing airports.

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

C. Organizational Structure

     The Registrant is a holding company, which owns directly or indirectly shares of five subsidiaries: VRG and four offshore finance subsidiaries Gol Finance Cayman and GAC Inc., which owns Sky Finance and Sky Finance II. VRG is the Registrant’s operating subsidiary, under which we conduct our business. Gol Finance, GAC Inc., Sky Finance and Sky Finance II are off-shore companies established for the purpose of facilitating cross-border general and aircraft financing transactions.

D. Property, Plant and Equipment

     Our primary corporate offices are located in two buildings in São Paulo. Our commercial, operations, technology, finance and administrative staff is based primarily at our headquarters. We have concessions to use other airport buildings and hangars throughout Brazil, including a part of a hangar at Congonhas airport where we perform aircraft maintenance. We own a state-of-the-art Aircraft Maintenance Center in Confins, in the State of Minas Gerais. The certification authorizes maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s. We use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. See also “Item 4—Business Overview—Aircraft” and note 6 to our financial statements as of and for the year ended December 31, 2009.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read this discussion in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report.

A. Operating Results

Revenues

     We derive our revenues primarily from transporting passengers on our aircraft. In 2009, 88.1% of our revenues were derived from passenger fares, and the remaining 11.9% of our revenues were derived from ancillary revenues principally from our cargo business, which utilizes available cargo space on our passenger flights. Nearly all of our passenger revenue and cargo revenue is denominated in reais. Passenger revenue, including revenue from our Smiles loyalty program, is recognized either when transportation is provided or when the ticket expires unused. Cargo revenue is recognized when transportation is provided. Other ancillary revenue consists primarily of ticket change fees, excess baggage charges, interest on installment sales and other incidental services. Passenger revenues are based upon our capacity, load factor and yield. Our capacity is measured in terms of available seat kilometers, which represents the number of seats we make available on our aircraft multiplied by the number of kilometers the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing revenue passenger kilometers by available seat kilometers. Yield is the average amount that one passenger pays to fly one kilometer.

The following table demonstrates our main financial and operating performance indicators in 2008 and 2009.

	Year Ended
	December 31,

	2008	2009

Financial and Operating Data:
Load-factor	61.6%	65.2%
Break-even load-factor	62.5%	60.8%
Aircraft utilization (block hours per day)	12.1	11.6
Yield per passenger kilometer (cents)	23.3	20.3
Passenger revenue per available seat kilometer (cents)	14.3	13.3
Operating revenue per available seat kilometer (cents)	15.6	15.1
Number of departures	268,540	273,602
Operating aircraft	106	108

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

     Our aircraft fuel expenses are higher than those of low-cost airlines in the United States and Europe because the Brazilian infrastructure to produce, transport and store fuel is expensive and underdeveloped, especially in the north and northeast regions of the country. In addition, taxes applicable to the sale of jet fuel are high and are passed along to us. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also linked to fluctuations in the exchange rate of the real versus the U.S. dollar. In 2009, fuel expenses represented 32.2% of our total operating expenses, as compared to 40.5% in 2008. In 2008, the price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, varied significantly, reaching an all-time high of US$ 145 in March, 2008 and decreasing to US$44.60 per barrel at the end of 2008. At year end 2009 the price per barrel was US$79.36. We currently enter into short-term arrangements to hedge against increases in oil prices and foreign exchange fluctuations. We believe that we have an advantage compared to industry peers in Brazil in aircraft fuel expenses because we mainly use Boeing 737 Next Generation aircraft that are more fuel efficient than other aircraft in the industry. We expect these advantages to improve in the future due to the increase of our fleet of fuel efficient new Boeing 737-800 Next Generation aircraft.

     Our aircraft rent expenses are in U.S. dollars and have increased in line with the expansion of our operations. We use short-term arrangements to hedge against exchange rate exposure related to our lease payment obligations. In addition, leases for 20 of our aircraft are subject to floating-rate payment obligations that are based on fluctuations in international interest rates. We currently have hedging policies in place to manage our interest rate exposure.

     Our maintenance, material and repair expenses consist of light (line) and scheduled heavy (structural) maintenance of our aircraft. Line maintenance and repair expenses are charged to operating expenses as incurred. Structural maintenance for aircraft leased under finance leases is capitalized and amortized over the life of the maintenance cycle. Once the maintenance is performed, accrual does not commence again until the maintenance status is reduced below the return condition. Since the average age of our operating fleet was 6 years at December 31, 2009 and most of the parts on our aircraft are under multi-year warranties, our aircraft have required a low level of maintenance and therefore we have incurred low maintenance expenses. Our aircraft are covered by warranties that have an average term of three to five years. The warranties on the aircraft we received in 2009 under our firm purchase order with Boeing will start expiring in 2013. Thus, with regard to the accounting for aircraft maintenance and repair costs, our current and past results of operations may not be indicative of future results. Our Aircraft Maintenance Center in Confins, in the State of Minas Gerais is certificated for the maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s. We currently use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We believe that we have an advantage compared to industry peers in maintenance, materials and repairs expenses due to the use of Boeing 737 Next Generation aircraft that allows for phased maintenance as described in this annual report, and due to the internalization of our maintenance. We believe that this advantage will remain in the future.

     Our sales and marketing expenses include commissions paid to travel agents, fees paid for our own and third-party reservation systems and agents, fees paid to credit card companies and advertising. Our distribution costs are lower than those of other airlines in Brazil on a per available seat kilometer basis because a higher proportion of our customers purchase tickets from us directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. We generated 92.4% of our consolidated passenger revenues through our website and API systems in the years ended December 31, 2008 and 2009, including internet sales through travel agents. For these reasons, we believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will remain in the future.

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

     Our break-even load factor, which is the passenger load factor that will result in operating revenues being equal to operating expenses, decreased from 62.5% to 60.8% between 2008 and 2009. This decrease has been primarily due to an increase in yield, which resulted in an increase in revenues per available seat kilometer, partially offset by the decrease in utilization, which increased our cost per available seat kilometer, and spreading of fixed costs over a greater number of available seat kilometers which benefited also our cost per available seat kilometer.

Brazilian Economic Environment

     As a company with most of its operations currently in Brazil, we are affected by general economic conditions in the country. While our growth since 2001 has been primarily driven by our expansion into new markets and increased flight frequencies, we have also been affected by macroeconomic conditions in Brazil. Our growth outpaced that of our primary competitors because of strong demand for our lower fare service. In 2009, we grew 14.9% in terms of revenue passenger kilometers in the domestic market and considering both international and domestic market 3.1% . The relatively lower consolidated growth rate compared to the domestic market is due to the discontinuation of intercontinental flights operated in the first half of 2008, and the negative impact from the swine flu on our routes to Argentina and Chile. We believe the rate of growth in Brazil is important in determining our future growth capacity and our results of operations.

     Our results of operations are affected by currency fluctuations. The vast majority of our revenues are denominated in reais (with a small portion of our revenues from our international flights being denominated in other currencies), but a significant part of our operating expenses are either payable in or affected by the U.S. dollar, such as our aircraft operating lease payments, related maintenance reserves and deposits, and jet fuel expenses. Based on a statistical analysis of our first seven years of operations, we believe that our revenues are highly correlated with the real/U.S. dollar exchange rate and jet fuel prices because real fluctuations and increases in jet fuel prices are generally incorporated into the fare structures of Brazilian airlines. In 2009, 52.3% of our operating expenses (including aircraft fuel) are denominated in, or linked to, U.S. dollars and therefore vary with the real/U.S. dollar exchange rate. We believe that our foreign exchange and fuel hedging programs protect us against short-term swings in the real/U.S. dollar exchange rate and jet fuel prices. Overall, we believe that the combination of our revenue stream, with its correlation to movements in the real/U.S. dollar exchange rate, and short-term hedges on the U.S. dollar-linked portion of our expenses, will mitigate the adverse effect on our operating expenses of abrupt movements in the real/ U.S. dollar exchange rate.

     Inflation has also had, and may continue to have, effects on our financial condition and results of operations. In 2009, 47.7% of our operating expenses (excluding aircraft fuel) were denominated in reais, and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation.

     In the second half of 2008, the Brazilian economy began to reflect the effects of the global financial markets and economic crisis, with slower GDP growth, a weakening real, increasing unemployment rates, decreasing liquidity and reduced consumer spending. This led to a slow down in the air transportation industry growth rate during the first half of 2009, which was offset by a strong growth observed during the second half of 2009 due to (i) an improved and more stable macroeconomic scenario and a stimulating demand and pricing environment, and (ii) an improved consumer confidence in Brazil driven by the election of Brazil to host the soccer 2013 Confederations Cup and 2014 World Cup, and the election of Rio de Janeiro as the host of the Summer Olympic Games in 2016.

     The following table shows data for real GDP growth, inflation, interest rates, the U.S. dollar exchange rate and crude oil prices for and as of the periods indicated.

	December 31,

	2007	2008	2009

Real growth in gross domestic product	5.4%	5.1%	(0.2)%
Inflation (IGP-M)(1)	7.7%	9.8%	(1.7)%
Inflation (IPCA)(2)	4.5%	5.9%	4.3%
CDI rate(3)	11.1%	13.5%	8.6%
LIBOR rate(4)	4.7%	1.4%	0.3%
Depreciation (appreciation) of the real vs. U.S. dollar	(20.7)%	32.2%	(25.5)%
Period-end exchange rate—US$1.00	R$1.7713	R$ 2.337	R$1.7412
Average exchange rate—US$1.00(5)	R$1.9483	R$1.8364	R$1.9946
Period-end West Texas intermediate crude (per barrel)	US$96.00	US$ 44.6	US$79.36
Period-end Increase (decrease) in West Texas intermediate crude
(per barrel)	57.2%	(53.5)%	(77.9)%
West Texas Intermediate crude (average per barrel during period)	US$72.23	US$99.92	US$62.09
Average Increase (decrease) in West Texas Intermediate crude (per barrel)	9.3%	(38.3)%	(37.8)%

Sources: Fundação Getúlio Vargas, the Central Bank and Bloomberg
(1)Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.
(2)Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.
(3)The CDI rate is average of inter-bank overnight rates in Brazil (accumulated for period-end month, annualized).
(4)Three-month U.S. dollar LIBOR rate as of the last date of the period. The LIBOR rate is the London inter-bank offer rate, which is the
(5)Represents the average of the exchange rates on the last day of each month during the period.

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

     Accounting for Property, Plant and Equipment. Property, plant and equipment, including rotable parts, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. Aircraft and engine spares acquired on the introduction or expansion of a fleet, as well as rotable spares purchased separately, are carried as fixed assets and generally depreciated in line with the fleet to which they relate. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation aircraft and includes interest and finance charges incurred during the manufacture of aircraft and the leasehold improvements.

     The following table shows a breakdown of our property, plant and equipment along with information about their respective estimated useful lives and residual values:

Estimated Useful Life

Leasehold improvements to flight equipment	Lower of lease term or useful life
Aircraft flight equipment	25 years
Rotables	25 years
Maintenance and engineering equipment.	10 years
Major overhaul expenditures	5 years
Communication and meteorological equipment	10 years
Computer hardware and software	5 years

     Under IAS 16 “Property, Plant and Equipment,” major engine overhauls including replacement spares and labor costs, are treated as a separate asset component with the cost capitalized and depreciated over the period to the next major overhaul. All other replacement spares and costs relating to maintenance of fleet assets are charged to the income statement on consumption or as incurred. Interest costs incurred and exchange differences on borrowings that fund progress payments on assets under construction, including pre-delivery deposits to acquire new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or aircraft delivery. Exchange differences are capitalized to the extent that they are regarded as an adjustment to interest costs.

     In estimating the lives and expected residual values of its aircraft, the Company primarily has relied upon actual experience with the same or similar aircraft types and recommendations from Boeing, the manufacturer of the Company’s aircraft. Aircraft estimated useful lives are based on the number of “cycles” flown (one-take-off and landing). The Company has made a conversion of cycles into years based on both its historical and anticipated future utilization of the aircraft. Subsequent revisions to these estimates, which can be significant, could be caused by changes to the Company’s maintenance program, changes in utilization of the aircraft (actual cycles during a given period of time), governmental regulations related to aging aircraft, and changing market prices of new and used aircraft of the same or similar types. The Company evaluates its estimates and assumptions each reporting period and, when warranted, adjusts these estimates and assumptions. These adjustments are accounted for on a prospective basis through depreciation and amortization expense, as required by IFRS. The Company revised the depreciation rates used for aircraft under financial leases, aircraft reconfiguration and spare parts, from 5% to 4%, to reflect better compatibility with the useful life of these assets, supported on technical studies approved by the Company’s management. This change in economic useful life was applied prospectively in the financial statements since April 1, 2009. The related reduction of depreciation arising from the change in economic useful life in the year ended December 31, 2009 amounted to R$12.0 million and an increase of 1.6% in our net income before taxes for the year ended December 31, 2009.

     We evaluate annually whether there is an indication that our property, plant and equipment may be impaired. Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset(s), a significant change in the long-lived asset’s physical condition, and operating or cash flow losses associated with the use of the long-lived assets. We have not identified any impairments related to our existing aircraft fleet. As of 31 December 2009 and 2008, no impairment on property, plant and equipment assets was recognized.

     Lease accounting. Aircraft lease agreements are accounted as either operating or capital leases (finance leases). When the risks and benefits of the lease are transferred to us, as lessee, the lease is classified as capital lease. Capital leases are accounted as an acquisition obtained through a financing, with the aircraft recorded as a fixed asset and a corresponding liability recorded as a loan. Capital leases are recorded based on the lesser of the fair value of the aircraft or the present value of the minimum lease payments, discounted at an implicit interest rate, when it is clearly identified in the lease agreement, or market interest rate. The aircraft is depreciated through the lesser of its useful life or the lease term. Interest expense is recognized through the effective interest rate method, based on the implicit interest rate of the lease. Lease agreements that do not transfer de risks and benefits to us are classified as operating leases. Operating leases are accounted as a rent, and the lease expense is recognized when incurred through the straight line method.

     Sale-lease back transactions that result in a subsequent operating lease have different accounting treatments depending on the fair value of the fair value, the price and the cost of the sale. If the fair value is less than the carrying amount of the asset, the difference is recognized as a loss immediately. When the sale gives rise to a gain it is recognized up to the fair value, the excess is deferred and amortized throughout the term of the lease. When the sale results in a loss and the carrying amount is not greater than fair value, the loss is deferred if compensated by future lease payments. If the carrying amount is greater than fair value it is written down to fair value, and if there is still a loss it is deferred if compensated by future lease payments.

     Lease accounting is critical for us because it requires an extensive analysis of the lease agreements in order to classify and measure the transactions in our financial statements and significantly impacts our financial position and results of operations. Changes in the terms of our outstanding lease agreements and the terms of future lease agreements may impact the accounting for the lease transactions and our future financial position and results of operations.

     Goodwill and Intangible Assets. We have allocated goodwill and intangible assets with indefinite lives acquired through business combinations for the purposes of impairment testing to a single cash-generating unit, the operating subsidiary VRG. Goodwill is tested for impairment annually by comparing the carrying amount to the recoverable amount of the cash-generating unit level that has been measured on the basis of its value-in-use, by applying cash flow projections in the functional currency based on the Company’s approved business plan covering a five-year period followed by the long-term growth rate of 3%. The pre-tax discount rate applied to the cash flow projections is 23.1% . Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in the Company’s impairment evaluations are consistent with internal projections and operating plans. Airport operating rights were acquired as part of the acquisition of VRG and were capitalized at fair value at that date and are not amortized. Those rights are considered to have indefinite useful lives due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. VRG tradenames were acquired as part of the VRG acquisition and were capitalized at fair value at that date. The tradenames are considered to have an indefinite useful life (and are not amortized) due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty and the continued use of the VARIG tradenames. The carrying values of the airport operating rights and tradenames are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. No impairment has been recorded to date. Costs related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis. The carrying value of these intangibles is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. The Company assesses at each balance sheet date whether intangibles with indefinite useful lives are impaired using discounted cash flow analyses, which considers the creditworthiness of the issuer of the security, as further described in Note 8 to our financial statements. As of 31 December 2009 and 2008, no impairment on goodwill and other intangible assets was recognized.

     Derivative Financial Instruments. The Company accounts for derivative financial instruments in accordance with IAS 39. In executing the risk management program, management uses a variety of financial instruments, including petroleum call options, interest fixed-price swap agreements, and foreign currency forward contracts to protect against sharp changes in market prices and to mitigate the volatility of its expenditures related to these prices. The Company does not hold or issue derivative financial instruments for speculative purposes.

     Derivative financial instruments are initially recognized at fair value and subsequently the change in fair value is recorded in profit or loss, unless the derivative meets the strict criteria for hedge accounting which are accounted for as cash flow hedges.

     For hedge accounting purposes, according to IAS 39, the hedge instrument is classified as a cash flow hedge when it protects against the exposure to fluctuations in cash flow that are attributable to a particular risk associated with an asset or liability recognized regarding an operation that is highly likely to occur or to an exchange rate risk for an unrecognized firm commitment.

     At the beginning of a hedge transaction, the Company designates and formally documents the item covered by the hedge, as well as the objective of the hedge and the risk policy strategy. Documentation includes identification of the hedge instrument, the item or transaction to be protected, the nature of the risk to be hedged and how the entity will determine the effectiveness of the hedge instrument in offsetting exposure to variations in the fair value of the item covered or the cash flows attributable to the risk covered. The purpose is that such hedge instruments will be effective in offsetting the changes in fair value or cash flows and they are constantly appraised to determine if they really have been effective throughout the entire period for which they have been designated.

     According to the provisions of IAS 39, the effective portion of the gain or loss on change in the fair value of the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in profit or loss.

     Amounts classified in equity are transferred to profit or loss each period in which the hedged transaction affects profit or loss. If the hedged item is the cost of a non-financial asset, the amounts classified in equity are transferred to the initial carrying amount of the non-financial asset.

     If the forecast transaction or the firm commitment is no longer expected to occur, amounts previously recognized in equity are transferred to profit or loss. If the hedging instrument expires, is terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in equity are recognized in profit or loss.

     The Company measures quarterly the effectiveness of the hedge instruments in offsetting changes in prices. Derivative financial instruments are effective if they offset between 80% and 125% of the changes in price of the item for which the hedge has been contracted. Any gain or loss resulting from changes in the fair value of the derivative financial instruments during the quarter in which they are not qualified for hedge accounting, as well as the ineffective portion of the instruments designated for hedge accounting are recognized as other finance income (expenses).

     The Company had the following derivative financial instruments classified as cash flow hedges: petroleum call options, foreign currency call options denominated in U.S. Dollars, forward contracts for U.S. Dollars and interest fixed-price swap agreements for Libor.

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

A summary of activity in the Aircraft and Engine Maintenance Deposits is as follows:

	2008	2009

	(in thousands of reais)
Beginning of year	322,354	391,989
Amounts paid in	142,282	103,480
Reimbursement of expense incurred	(72,647)	(48,939)

End of year	391,989	446,530

     Additionally, some of our lessors agreed that we replace the deposits with letters of credit and use the deposited funds to settle other amounts owed under the leases. As of December 31, 2009, the balance of deposits released amounted to R$76.1 million, as compared to R$129.7 million as of December 31, 2008. Many of our new aircraft leases do not require maintenance deposits.

     Our fleet plan contemplates the replacement of some operating leases with financing lease agreements, in line with our plan to further standardize our fleet, especially by replacing our Boeing 737-300 aircraft by Boeing Next Generation 737-700 and 737-800 aircraft.  Due to the performance advantages of Boeing Next Generation 737-700 and 737-800 aircraft, we believe these aircraft should sustain attractive market valuations over the next years.  We therefore intend to increase the number of financing leases. In light of this trend, our maintenance deposit accounts should to decrease in the near term, subject to significant potential variations, including the actual cost of maintenance, the timing of the maintenance, aircraft cycles and potential new maintenance requirements

     Revenue Recognition and Mileage Program. Passenger revenue is recognized either when transportation is provided or when the unused ticket expires. Tickets sold but not yet used are recorded as advance ticket sales that represents primarily deferred revenue for tickets sold for future travel dates and also estimated refunds and exchanges of tickets sold for past travel dates. Estimated refunds and exchanges included in the advance ticket sales account are compared with actual refund and exchange activities every month to monitor their reasonableness. These estimates are based on historical data and experience.

     Since the acquisition of VRG, the Company operates a frequent flyer program, (“Smiles Program”) that provides travel and other awards to members based on accumulated mileage credits. The obligations assumed under the Smiles Program were valued at the acquisition date at estimated fair value that represents the estimated price the Company would pay to a third party to assume the obligation for miles expected to be redeemed under the Smiles Program.

     The sale of passenger tickets by the Company includes air transportation and mileage credits. The Company sales of miles to business partners includes marketing and mileage credits. The fair value of the mileage credit, net of breakage is determined based (i) on weighted-average price of passenger tickets sold by VRG considering the mileage amount necessary to issue a ticket when VRG offers mileage for flying and, (ii) on weighted-average price at which the Company sells mileage credits to business partners. The fair value of the mileage credits sold and the mileage component of passenger ticket sales is deferred and recognized as revenue when miles are redeemed and services are provided based on the weighted-average price of all miles that have been deferred. The portion of the revenue received in excess of the fair value of mileage credits sold (the “marketing premium”) is recognized in income when the related marketing services are provided and classified as cargo and other revenue.

     Share-Based Payments. The Company measures the fair value of equity-settled transactions with employees at the grant date using an appropriate valuation model. The resulting amount, as adjusted for forfeitures is charged to income over the period in which the options vest. At each balance sheet date before vesting, the cumulative expense is calculated; representing the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. The change in cumulative expense since the previous balance sheet date is recognized in the income statement with a corresponding entry in equity.

     Provisions. For certain operating leases, the Company is contractually obligated to return aircraft in a defined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return condition criteria throughout the duration of the lease. Other provisions are recorded for probable losses and are reviewed based on the development of lawsuits and the background of losses on labor and civil claims, based on the best current estimate.

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

     Deferred taxes. Deferred taxes are calculated based on tax losses, temporary differences arising on differences between tax bases and carrying amounts for financial reporting purposes of our assets and liabilities.

     Even though unused tax losses and temporary differences have no expiration date in Brazil, deferred tax assets are recorded when there is evidence that future taxable profit will be available to use such tax credits. We record our deferred tax assets based on projections for future taxable profits, which considers a number of assumptions for revenue increase, for operating costs such as jet fuel prices, leasing expenses and etc. Our business plan is revised annually in order to revaluate the amounts to be recorded as deferred tax assets.

     Deferred taxes is a critical accounting policy for us because it requires a number of assumptions and is based on our best estimate of our projections related to future taxable profit. In addition, because the preparation of our business plan is subject to a variety of market conditions, the results of our operations may vary significantly from our projections and as such, the amounts recorded as deferred tax assets may be impacted significantly in the future.

Results of Operations

Year 2009 Compared to Year 2008

     Our results of operations in 2009 were affected by the following key drivers:

     VRG Merger: Our corporate restructuring, which allowed us to fully integrate VRG into our operations, was concluded in the last quarter of 2008 and therefore we were operating on a fully integrated basis since January 2009. The merger was the key driver to the cost reduction and optimization of our route network, enabling us to gather the expected synergies from the VRG acquisition in 2007 (including the revamp of our Smiles loyalty program), benefit from our high frequency route network and generate operating profits in all quarters of 2009.

     Better market positioning and focus on our competitive strengths: since the merger of VRG into our operations, we have focused on our core competitive strengths. We discontinued our intercontinental flights to the EU in mid-2008 and relied on our operations in Brazil and South America. According to TMC Brasil and Favecc, the largest business travel agency associations in Brazil, our market share among business passengers increased by 6.1 and 8.3 percentage points, from 34.5% to 40.7% and from 25.7% to 33.8%, respectively. These advantages combined with our low cost structure and dynamic yield management enabled us to also continue to offer low fares to compete against airlines and interstate buses and stimulate demand from the growing Brazilian middle class, resulting in a 6% increase in market share among first time travelers.

     Positive macroeconomic scenario: demand in the Brazilian airline industry was, during the recent global financial crisis, not as significantly affected as worldwide air travel demand and demand in other consumer based industries in Brazil or worldwide. In 2009, volatility in the financial and oil markets was relatively low, which benefited our yield management and cost structure. The second half of 2009 was particularly positive, principally due to improved consumer confidence levels and an ongoing change in customer behavior, shifting towards a relative increase in leisure expenditures in the disposable income share of wallet. According to the Brazilian Ministry of Tourism, the Brazilian middle class will increase their share in the leisure segment from 35.5% between 2007 and 2009 to 58.5% between 2009 and 2011. In light of the combination of these factors, demand grew 17.7% in 2009 in the domestic market, the vast majority of which was generated during the second half, when the industry experienced domestic growth averaging more than 30% year over year from the last quarter 2008 as compared to the last quarter 2009. These positive factors were partially offset by a highly competitive scenario in the domestic market, principally during the months of September and October 2009.

     We present in the following table information regarding our results of operations in IFRS in 2009 and 2008.

	Year Ended December 31,

	2008	2009

	(in R$, except where indicated)
	(in thousands)
Income Statement Data:
Net operating revenues:
Passenger	5,890,104	5,306,530
Cargo and other	516,089	718,852

Total net operating revenues	6,406,193	6,025,382
Operating expenses:
Salaries, wages and benefits	(983,783)	(1,100,953)
Aircraft fuel	(2,630,834)	(1,813,104)
Aircraft rent	(645,089)	(650,683)
Sales and marketing	(588,735)	(364,551)
Landing fees	(338,370)	(312,637)
Aircraft and traffic servicing	(422,177)	(381,721)
Maintenance, materials and repairs	(388,030)	(417,212)
Depreciation and amortization	(125,127)	(142,853)
Other operating expenses	(372,696)	(428,376)

Total operating expenses	(6,494,841)	(5,612,090)

Operating income (loss)	(88,648)	413,292

     We had operating income of R$413.2 million in 2009 compared to operating losses of R$88.6 million in 2008. Our operating margin was 6.9% in 2009, and a negative 1.4% in 2008. We reported net income in 2009 of R$890.8 million compared to a net loss of R$1,239.3 million for 2008. Income before income tax was R$756.1 million in 2009 compared to losses before income tax of R$1,195.0 million in 2008.

     Net Operating Revenues. Net operating revenues decreased 5.9% to R$6,025.4 million in 2009 as a result of our decision to discontinue intercontinental flights since the second half of 2008, focusing our operations in the domestic market, South America and deploying new routes to the Caribbean Region (Aruba and Curacao). Consolidated demand increased 3.1% . Domestic market demand increased by 14.9%, while in the international market dropped 44.2% as a result of the discontinuation of our intercontinental flights to the EU in mid 2008 and the low demand to our routes to Argentina and Chile, due to the swine flu, especially during the second and third quarter of 2009. The higher demand was partially offset by a 12.6% decrease in yields to R$20.34 cents in 2009 from R$23.27 cents in 2008 due to a variety of factors: (i) more stable capital markets scenario, (ii) lower selling expenses in the domestic market due to a gradual decrease during 2009 of commissions paid to travel agencies in the domestic market (valid for all players in the industry) which were fully extinguished in February 2010, (iii) a highly competitive scenario in the domestic market, principally during the months of September and October 2009 and (iv) high demand growth from Brazilian consumers during the second half of 2009, mainly due to the positive economic scenario and improved consumer confidence.

     Despite the 1.8% increase in the average number of operating aircraft from 106.4 in 2008 to 108.7 in 2009, our operating capacity decreased 2.7% in terms of available seat kilometers, from 41,107 million in 2008 to 39,998 million in 2009. The lower capacity was mainly due to the discontinuation of the long haul flights and our focus on fine tuning our capacity to demand growth by adjusting our aircraft utilization rate, especially during the first half of 2009, when the macroeconomic environment was still not as positive as during the second half of 2009. As a consequence, our utilization rate dropped 4.1% from 12.2 in 2008 to 11.6 in 2009. The number of departures increased 1.9% from 268,540 in 2008 to 273,602 in 2009 driven by our strategy to focus our operations in Brazil, South America and Caribbean markets, reflecting our average stage length to decrease by 4.7% from 933 km in 2008 to 890 km in 2009.

     Our load factor increased 3.7 percentage points from 61.6% in 2008 to 65.3% in 2009, mainly due a 2.7% decrease in available seat kilometers and a 3.1% increase in revenue passenger kilometers.

     Our ancillary revenues are derived from the Gollog and Voe Fácil businesses as well as ticket change fees, excess baggage charges, Smiles co-branded credit card and other incidental services, and are an increasingly important part of our revenue composition. Our ancillary and other revenues increased 39.3% from R$516.1 million in 2008 to R$718.9 million in 2009, representing 11.9% of our total net revenues, mainly due to one off revenues of R$48.1 million related to image rights and rental of our Smiles client database as part of the co-branded credit card contract, higher revenues from cargo transportation and other fees related to flight rescheduling and excess baggage.

     Operating Expenses. Operating expenses per available seat kilometer decreased 11.2% to R$14.03 in 2009, primarily due to (i) a 29.2% decrease in fuel cost from R$6.40 cents in 2008 to R$4.53 cents in 2009, (ii) a more favorable macroeconomic scenario in Brazil and (iii) the better cost structure after fully integrated VRG into our operations in the last quarter of 2008. Operating expenses per available seat kilometer excluding fuel increased by 1.2% to R$9.50 in 2009, mainly due to non-recurring expenses related to (i) the fleet renewal carried out in 2009 in order to further standardize our fleet, which, since January 2010, has been fully comprised of Boeing Next Generation aircraft Boeing 737-700, and 737-800, and (ii) non-recurring expenses related to VRG merger concentrated in the first half of 2009, and recurring expenses related to Boeing 767 aircrafts.

     Our breakeven load factor decreased 1.6% percentage points to 60.8% in 2009 compared to 62.4% in 2008, primarily due the lower fuel cost per liter and lower cost structure, a 3.7 percentage points increase in load factor, partially offset by a 12.6% decline in yields.

     The breakdown of our operating expenses on a per available seat kilometer basis for 2009 compared to 2008 is as follows.

	Year Ended December 31,

	2008	2009

	(cost per available seat kilometer in R$ cents)
Operating expenses:
Salaries, wages and benefits	2.39	2.75
Aircraft fuel	6.40	4.53
Aircraft rent	1.57	1.63
Sales and marketing	1.43	0.91
Landing fees	0.82	0.78
Aircraft and traffic servicing	1.03	0.95
Maintenance materials and repairs	0.94	1.04
Depreciation and amortization	0.30	0.36
Other operating expenses	0.91	1.08

Total operating expenses	15.80	14.03

Cost per flight hour	16.84	14.88

     Salaries, wages and benefits increased 11.9%, or R$117.2 million, due to a 8% cost of living increase on salaries effected in December 2008, a 12.9% increase in the number of employees from 15,911 in 2008 to 17,963 in 2009 (mainly due to the internalization of our call center) and a provision for our profit sharing plan of R$71 million, due to the company’s return to profitability. Salaries, wages and benefits per available seat kilometer increased 15.2% due to the same reasons, although less diluted due to the decrease in available seat kilometers in 2009.

     Aircraft fuel expense decreased 31.1%, or R$817.7 million, primarily due to a 37.9% decrease in average oil (WTI) prices, partially offset by an 8.5% average appreciation of the U.S. dollar against the real. Aircraft fuel expense per available seat kilometer decreased 29.2% due to the same reasons, although less diluted by the decrease in available seat kilometers in 2009.

     Aircraft rent, which we incur in U.S. dollars, increased 0.9%, or R$5.6 million, due to a 4.4% increase in the total fleet under operational leases from 90 in 2008 to 94 in 2009. This tendency was partially offset by an 8.5% average appreciation of the U.S. dollar against the real. Aircraft rent per available seat kilometer increased 3.6%, reflecting a lower expense dilution due to the lower available seat kilometers in 2009.

     Sales and marketing expense decreased 38.1%, or R$224.2 million, resulting from the integration of VRG’s reservation systems that optimized selling expenses as well as the progressive decrease in travel agent commissions for domestic market sales. Sales and marketing per available seat kilometer decreased 36.2% due to the same reasons, although diluted by the decrease in available seat kilometers in 2009.

     Landing fees decreased 7.6%, or R$25.7 million, mainly due to the discontinuation of intercontinental flights in the second half of 2008 resulting in lower fares, partially offset by the 1.9% increase in the number of departures. Landing fees per available seat kilometer increased 4.7% due to the same reasons, although less diluted by the decrease in available seat kilometers in 2009. Aircraft and traffic servicing expense increased 9.6%, or R$40.5 million, primarily due to same reasons that impacted landing fees. Aircraft and traffic servicing expense per available seat kilometer decreased 7.3% due to the decrease in the total capacity as a result of our decision to discontinue intercontinental flights as of July 2008.

     Maintenance, materials and repairs increased 7.5%, or R$29.2 million, due to increased maintenance expenses related to the return of part the Boeing 737-300 fleet as part of the further fleet standardization and renovation plan, partially offset by a 8.8% decrease in engine overhauls from 58 in 2008 to 51 in 2009. Maintenance, materials and repairs per available seat kilometer decreased 11.0% primarily due to the same reasons, although less diluted by the decrease in available seat kilometers in 2009.

     Depreciation and amortization increased 14.2% or R$17.7 million, due primarily to the increase in fixed assets resulting from the addition of 8 aircraft as finance leases during 2009. Depreciation and amortization per available seat kilometer increased 19.1% due to the same reasons, although less diluted by the decrease in available seat kilometers in 2009.

     Other operating expenses increased 14.9%, or R$55.7 million, due to expenses of R$73.0 million related to the integration of accounting systems that provided further automation of our consolidation process and adherence to the Brazilian Federal Taxes Installment Payment Program (REFIS), to finance past due taxes in up 180 installments. Other operating expenses per available seat kilometer decreased 18.7% due to the same reasons, although diluted by the increase in available seat kilometers in 2008.

     Financial Income. Financial income totaled R$342.8 million as of December 31, 2009, compared to a financial expense of R$1.106.4 million in 2008, mainly as a result of non-cash foreign exchange variation gain on our assets and liabilities of R$713.4 million due to the impact of the appreciation of the real against the U.S. dollar during 2009.

     Income Taxes. We recorded and income tax benefit of R$134.7 million in 2009, compared to an expense of R$44.3 million, mainly due to the use of tax credits in the amount of R$135.3 million from tax losses generated by VRG, acquired in 2007. This change was possible due to our positive operating profit for the last six quarters and we expect that this trend will continue in the next years

Year 2008 Compared to Year 2007

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

     VRG acquisition: In April 2007, we acquired VRG as part of our strategy to strengthen our market position with VRG’s route rights, airport operating rights and the largest passenger loyalty program in South America. The acquisition was approved by the ANAC on April 3, 2007 and by the Brazilian antitrust authority CADE on June 25, 2008. Until the CADE approval and the subsequent corporate restructuring, we had to operate two fully separate airlines until September 30, 2008, which resulted in lower overall load factors, an overlap in flight networks, increased operating and overhead costs and therefore lower efficiency for the year. In addition, the operational and technological integration of VRG caused substantial costs in 2008. The launch and cancellation of our long-haul operations to European destinations, a business we opportunistically entered into at the end of 2007, did not prove successful and resulted in lower than expected revenues and higher than expected operating and administrative costs. Meanwhile, we were not able to return or sublease all of the seven Boeing 767 wide-body aircraft, all of which we stopped operating during the second half of 2008. Our corporate restructuring took place in September 2008, which allowed us, commencing in the last quarter of 2008, to consolidate our flight network, standardize our aircraft maintenance and optimize employee allocation by standardizing job positions, responsibilities and salaries. We were, as a consequence, able to achieve operating income of R$53.9 million for the last quarter of 2008.

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

	(in R$, except where indicated)
	(in thousands)
Income Statement Data:
Net operating revenues:
Passenger	4,566,691	5,890,104
Cargo and other	374,293	516,089

Total net operating revenues	4,940,984	6,406,193
Operating expenses:
Salaries, wages and benefits	(799,344)	(983,783)
Aircraft fuel	(1,898,840)	(2,630,834)
Aircraft rent	(525,785)	(645,089)
Sales and marketing	(367,866)	(588,735)
Landing fees	(273,655)	(338,370)
Aircraft and traffic servicing	(348,732)	(422,177)
Maintenance, materials and repairs	(339,281)	(388,030)
Depreciation and amortization	(62,548)	(125,127)
Other operating expenses	(315,068)	(372,696)

Total operating expenses	(4,931,119)	(6,494,841)

Operating income (loss)	9,865	(88,648)

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

     Net Operating Revenues. Net operating revenues increased 29.7% to R$6,406.2 million in 2008, due primarily to a 15.5% increase in yield from R$20.14 cents in 2007 to R$23.27 cents in 2008. The increase in yield was mainly due to a 32.3% increase in average fares from R$198 in 2007 to R$262 in 2008, reflecting higher fuel prices during the first nine months of 2008. For the fourth quarter, yields remained at high levels due to better yield management under our new integrated route network that eliminated overlapping routes and schedules between the former Gol and Varig route networks. For the same reasons, our operating revenue per available seat kilometer increased by 8.3% from R$14.38 cents in 2007 to R$15.58 cents in 2008.

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

     Depreciation and amortization increased 100% or R$62.6 million, due primarily to the increase in fixed assets resulting from the addition of 12 aircraft to our consolidated fleet during the last quarter of 2007, including four 767-300 ERs operated under finance leases. This increased our total fixed assets to be depreciated during 2008, and also caused an increase in rotables and other parts and inventories for maintenance purposes. Depreciation and amortization per available seat kilometer increased 66.7% due to the same reasons, although diluted by the increase in available seat kilometers in 2008.

     Other operating expenses increased 14.9%, or R$55.7 million, due to costs related to closing of international bases in 2008, an increase in insurance expenses and expenses related to cancelled flights and crew lodging expenses, especially during the first nine months of 2008. Other operating expenses per available seat kilometer decreased 3.2% due to the same reasons, although diluted by the increase in available seat kilometers in 2008.

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

B. Liquidity and Capital Resources

Liquidity

     In managing our liquidity, we take into account our cash and cash equivalents and short-term investments as well as our accounts receivable balances. Our accounts receivable balance is affected by the payment terms of our credit card receivables. Our customers can purchase seats on our flights using a credit card and pay in installments, typically creating a one-or two-month lag between the time that we pay our suppliers and expenses and the time that we receive payment for our services. When necessary, we obtain working capital loans, which can be secured by our receivables, to finance the sale-to-cash collection cycle. We have a strong balance sheet, especially our cash and cash equivalents position which amount to at least 20% of our trailing twelve months’ net operating revenues. We are also committed to have no significant financial debt maturities coming due within any three-year horizon.

The following table sets forth certain key liquidity data in IFRS at the dates indicated:

	At December 31,

	2008	2009	% Change

	(in millions of reais)
Real Denominated	936.5	1,960.9	109.39%
Cash and Cash Equivalents, Short Term
Investments and Restricted Cash	591.6	1,441.6	143.68%
Short-term Receivables	344.9	519.3	50.57%
Foreign Exchange Denominated	957.2	804,6	(15.94)%
Pre-Delivery Deposit Advances	957.2	804,6	(15.94)%
Total Cash Deposits	1,893,7	2,765,5	46.04%

     At December 31, 2009, cash and investments were R$1,441.6 million, including R$18.8 million in restricted deposits that guarantee a portion of BNDES, BDMG and hedge operations. The balance of R$40.4 million in cash and cash equivalents represents of immediate liquid assets. The increase in total liquidity as compared to 2008 is mostly due to the operating cash flow generation and the several measures in 2009 taken towards increasing our liquidity such as a rights offering of R$203.5 million, the issuance of a debenture of R$400 million, the receipt of R$252.7 million related to the Smiles co-branded credit card and a follow-on equity offering of R$600.3 million.

     Short-term receivables include credit card sales, the Voe Fácil installment payment program, accounts receivables from travel agencies and cargo transportation. At the end of 2009, we had significantly increased the volume of short-term receivables as compared to 2008, due to our better operating performance in 2009, which resulted in a 50.6% increase in our short-term receivables on December 31, 2009 as compared to December 31, 2008.

     At December 31, 2009, we had R$804.6 million deposited with Boeing as advances for aircraft acquisitions, a decrease of 12.1% as compared to December 31, 2008, mainly due to the return of approximately R$40 million from the contracting of a PDP Facility in December 2009 and the lower number of new aircraft deliveries scheduled to be delivered from Boeing under our fleet plan in the next 18 months as compared to the same period in 2008.

     As a result, our total cash deposits was R$2,765.5 million at December 31, 2009 as compared to R$1,893.7 million at December 31, 2008

Cash Flow Analysis

     Operating Activities. Our strategy is to rely primarily on cash flows from operations to provide working capital for current and future operations. In 2009, we generated R$457.3 million cash from our operating activities. Excluding, however, the prepayment of a R$467 million working capital loan with short-term receivables, we would have a use of operating cash of R$300.1 million in 2008 (instead of the operating cash provided of R$151.7 million), mainly due to our operating losses in 2008. In 2007, the year in which we acquired VRG, we used cash of R$141.5 million in our operating activities due to net operating losses in 2007.

     Our operating cash flows are affected by the requirement under the terms of certain of our aircraft operating lease agreements that we establish maintenance reserve deposit accounts for our aircraft that must be funded at specified levels. At December 31, 2009, we had R$522.7 million of deposits under our aircraft operating leases for maintenance. Funds will be drawn from the maintenance reserve accounts to reimburse for certain structural maintenance expenditures incurred. We believe the amounts deposited and to be deposited plus our own cash resources will be sufficient to service our future aircraft and maintenance costs for the duration of the applicable operating leases.

     Investing Activities. During 2009, capital expenditures were R$130.5 million, due to investments in airport infrastructure and stores, especially in South American destinations, information technology, rotables and spare parts. In 2008, capital expenditures were R$346.0 million related to acquisitions of property, plant and equipment and cash generated was R$40.6 million. During 2007, capital expenditures were R$742.7 million, which included expenditures of R$201.5 million for the VRG acquisition (net of cash acquired), R$541.2 million related to acquisitions of property and equipment which included R$255.3 million of pre-delivery deposits for aircraft acquisitions. Cash used in our investing activities in 2007 was R$190.3 million, which included the capital expenditures described above and R$566.9 million of net investments in liquid financial assets.

     Financing Activities. Net cash provided by financing activities totaled R$769.2 million in 2009, as compared to net cash used in financing activities of R$611.3 millions in 2008, mainly due to receipt of net proceeds from a follow-on offering of common and preferred shares in the amount of R$600.3 million concluded in October 2009 and receipt of net proceeds from a rights offering in the amount of R$203.5 million concluded in the second quarter of 2009.

Indebtedness

The following table sets forth our loans and financings at December 31, 2008 and 2009:

	At December 31

	2008	2009	% Change

	(in millions of reais)
Loans and Financing	695.0	1,003.1	44.33%
Aircraft Financing	2,284,9	1,800.8	(21,19)%
Interest	25.6	19,9	(22,27)%
Perpetual Bonds	414.4	310.1	(25.17)%

Total Loans and Financing	3,419,9	3,133.9	(8.36)%

     At the close of fiscal year 2009, our total debt was R$3.1 billion, with an average term of 4.0 years (excluding finance leases and perpetual notes) and an average rate of 10.1% for obligations in local currency and of 7.1% for U.S. dollar denominated obligations. Excluding our perpetual bonds, which have no maturity date, total loans and financing totaled R$2.8 billion at December 31, 2009, with a positive foreign exchange effect generating a decrease of 5.6% in reais at the end of 2009 as compared to year end 2008, partially offset by an additional working capital line in the amount of R$110 million contracted in September 2009.

Loans

     The following table sets forth our short- term and long-term loans (excluding aircraft financings) as of December 31, 2008 and 2009:

	At December 31

	2008*	2009*	% Change

	(in millions of reais)
Short-term
Real Denominated Loans	66.8	177.2	165.27%
Working Capital	50.0	160.0	220.00%
BNDES(1)	14.2	14.4	1.41%
BDMG(2)	2.6	2.8	7.69%
Foreign Currency Denominated Loans	19.5	14.5	(25.64)%
IFC(3)	19.5	14.5	(25.64)%
Total Short-term	86.3	191.7	122.14%

Long-term
Real Denominated Loans	49.2	406.8	726.83%
BNDES(1)	36.6	22.7	(37.98)%
BDMG(2)	12.6	10.1	(19.84)%
Debentures	—	374.0	100.0%

Foreign Currency Denominated Loans	559.5	404.5	(27.70)%
IFC(3)	77.9	43.5	(44.16)%
Senior Notes	481.6	361.0	(25.04)%
Total Long-term	608.7	811.3	33.28%
Total Loans ex-perpetual bonds	695.0	1,003.0	44.32%
Perpetual Bonds**	414.4	310.1	(25.17)%
Loans - including perpetual bonds	1,109.4	1,313.1	18.36%

* Does not include interest
** No maturity term bonds
(1) Credit line with Banco Nacional de Desinvolvimento Econômico e Social (the Brazilian Development Bank)
(2) Credit line with Banco de Desinvolvimento Minas Gerais (Minas Gerais State Development Bank)
(3) Credit line with International Finance Corporation)

Aircraft Financings:

The following table sets forth our aircraft financings as of December 31, 2008 and 2009:

	At December 31,

	2008*	2009*	% Change

	(in millions of reais)
Short-term (Foreign Currency)
PDP Facility	697.7	243.4	(65.11)%
Financial Leasings	157.9	136.7	(13.43)%
Total Short-term (Foreign Currency)	855.6	380.1	(55.58)%
Long-term (Foreign Currency)
PDP Facility	—	—
Financial Leasings	1,429.2	1,420.7	(0.59)%
Total Long-term (Foreign Currency)	1,429.2	1,420.7	(0.59)%
Total Aircraft Financings*	2,284.8	1,800.8	(21.18)%
* Does not include interest

On December 31, 2009, aircraft financing debt totaled R$1.8 billion, including:

  Pre-delivery deposits (PDP) facility for aircraft acquisition prepayments totaling R$243.4 million. All of these financings are refinanced in a combination of both sale and lease-back transactions and long-term debt with financial institutions, backed by the U.S. EX-IM Bank.
  Finance leases totaled R$1,557.5 million and are paid in monthly installments with funds generated from our operations. Financial expenses related thereto are booked as financial expenses on the income statement.

     Total short-term debt at December 31, 2009 (excluding the Pre-Delivery Deposit Facility) consisting of finance leases of R$136.7 million, working capital of R$160.0 million, interest of R$19.9 million and loans of R$31.7 million, was R$348.2 million.

The following table sets forth the maturities and interest rates of our indebtedness:

		Contractual	Effective	Currency
	Maturity	Interest	Interest p.a.
Working Capital	Mar/10	100% -128% of CDI	10.89%	Real
BNDES	Jul/12	TJLP +2.65%	8.90%	Real
BDMG	Jan/14	IPCA +6%	8.88%	Real
Debentures	Nov/14	126.5% of CDI	11.03%	Real
IFC Loan	Jul/13	Libor +1.875%	4.72%	U.S. dollar
Senior Notes	Apr/17	7.50%	7.50%	U.S. dollar
PDP Facility I	Feb/10	Libor + 0.5%	1.99%	U.S. dollar
PDP Facility II	Dec/10	Libor + 2.45%	2.68%	U.S. dollar
Perpetual Bonds	n/a	8.75%	8.75%	U.S. dollar

The following table sets forth the loans and financings amortization schedule:

	2010	2011	2012	2013	2013	After 2014	Total
	(in R$ millions)
Real Denominated	177.1	110.9	105.1	96.6	94.3	-	584.0
BDMG	2.8	3.1	3.1	3.1	0.8	-	12.9
BNDES	14.3	14.3	8.5	-	-	-	37.1
Debentures	-	93.5	93.5	93.5	93.5	-	374.0
Working Capital	160.0	-	-	-	-	-	160.0
Foreign Currency Denominated	14.5	14.5	14.5	14.5	-	361.0	419.0
IFC	14.5	14.5	14.5	14.5	-	-	58.0
Senior Notes	-	-	-	-	-	361.0	361.0
Total*	191.6	125.4	119.6	111.1	94.3	361.0	1,003.0
*excluding interest expenses and aircraft financing

     For further information on our financing activities, see note 23 to our consolidated financial statements as of December 31, 2009.

Covenant Compliance

     Our long term financings, excluding the perpetual bonds and aircraft financings, in the aggregate amount of R$811.3 million at December 31, 2009 contain customary covenants and restrictions, including but not limited to those that require us to maintain defined debt liquidity and interest expense coverage ratios.

     We are subject to certain financial and performance indicators (covenants) based on consolidated financial statements such as: (1) net debt/EBITDAR, (2) current assets/current liabilities, (3) EBITDA/debt service, (4) short-term debt/EBITDA, (5) current ratio and (6) debt coverage index (DCI). At December 31, 2009, we had not met the minimum parameters established with BNDES and presented a letter of consent in compliance with the obligations established in the contract. We were in compliance with all other covenants at December 31, 2009.

     The debentures we issued during the second quarter of 2009 require the maintenance of certain debt service coverage index, which is defined as the ratio between our cash flow and debt service (total of the principal amortized plus interest paid) for any given fiscal year. VRG must obtain an index of at least 100% in 2009 and 130% in 2010, to be in compliance at the end of each respective period. In addition, VRG must also maintain its financial leverage ratio, which is defined as net adjusted debt divided by EBITDAR, below 7.0x. At December 31, 2009, we met the minimum required performance indicators for the debentures.

Other Financing Sources and Measures

     We declared aggregate dividends of R$185.8 million, for the fiscal year 2009 and will offer our shareholders to reinvest the dividends and subscribe for new shares in a R$185.8 million capital increase approved on March 11, 2010. We intend to extend these rights to holders of our ADRs. We declared dividends of R$ 36.3 million for the fiscal year 2008.

     On March 20, 2009, our board of directors approved a capital increase of a total of 26,093,722 shares comprising 6,606,366 common and 19,487,356 non-voting preferred shares to improve the company’s cash position and capital structure and to ensure the level of investments planned. The issue price for all shares was fixed issued at R$7.80 per share. Our controlling shareholders fully subscribed and paid for their portion of the capital increase in an amount of R$150.0 million. On June 2, 2009, our board of directors authorized the subscription of all shares and approved the capital increase in an amount of R$203.5 million.

     On October 8, 2009, our board of directors approved the capital increase of R$627.1 million in the context of a primary public offering of a total of 38,005,000 shares, comprising 19,002,500 common shares and 19,002,500 preferred shares. The issue price of the common and preferred shares was set at R$16.50 per share, as defined in a bookbuilding procedure.

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

     Our growth plans contemplate operating 119 aircraft by the end of 2012. As of December 31, 2009, we had firm purchase orders with The Boeing Company for 90 737-800 Next Generation aircraft and we have options to purchase an additional 40 737-800 Next Generation aircraft. Committed expenditures for these aircraft, based on aircraft list price and including estimated amounts for contractual price escalations and pre-delivery deposits, are US$91.6 million in 2010, US$115.0 million in 2011, US$233.3 million in 2012, US$246.7 million in 2013 and US$127.0 million in 2014 and US$90.1 beyond 2014. We expect to meet our pre-delivery deposits by using long term loans from private financial institutions guaranteed by triple A rated institutions and capital markets financings such as long term and perpetual bonds.

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

Recent Accounting Pronouncements

     As of the date of our consolidated financial statements included elsewhere in this annual report, the following new and revised standards and interpretations were adopted by us and affected our consolidated financial statements:

  IFRS 7 – Financial Instruments – Disclosures (effective January 1, 2009) introduces a three-level hierarchy for fair value measurement disclosures and require entities to provide additional disclosures about the relative reliability of fair value measurements. We present our financial instruments according to the amendments made on this statement.

  IFRS 8 Operating Segments (effective for annual periods beginning on or after January 1, 2009) has been amended by the annual improvements issued in April 2009 and requires additional disclosures to operating segments. We have only one business segment: the provision of air transportation services within South America and Caribbean, where we operate domestic and international flights.
  IAS 1 (revised 2007) Presentation of Financial Statements (effective for annual periods beginning on or after January 1, 2009) has introduced a number of terminology changes (including revised titles for the financial statements) and has resulted in a number of changes in presentation and disclosure. However, the revised standard has had no impact on our reported results or financial position. IAS 1 requires an entity to present, in a statement of changes in equity, all owner changes in equity. All non-owner changes in equity (i.e. comprehensive income) are required to be presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). Components of comprehensive income are not permitted to be presented in the statement of changes in equity. We elected to present comprehensive income in two statements, a separate statement of operations and a statement of comprehensive income.
  IAS 34 – Interim Financial Reporting (effective January 1, 2009) clarifies that earnings per share is disclosed in interim financial reports if an entity is within the scope of IAS 33. This standard defines the minimum content of an interim financial report including disclosures and also identifies the recognition and measurement principles that should be applied in an interim financial report. This amendment was already considered in our interim financial statements.

     The following new and revised standards and interpretations have had no impact on our consolidated financial statements:

  IFRS 2 - Share-based payments: the purpose of this amendment is to give greater clarity in respect of vesting conditions and cancellations (effective January 1, 2009).
  IFRS 3 (revised 2008) Business Combinations - effective for business combinations for which the acquisition date is on or after the beginning of the first annual period beginning on or after July 1, 2009.
  IAS 16 – Property, Plant and Equipment (effective January 1, 2009) introduced improvements regarding ‘recoverable amount’, replacing the term ‘net selling price’ with ‘fair value less costs to sell.’ In addition, items of property, plant and equipment held for rental that are routinely sold in the ordinary course of business after rental, are transferred to inventory when rental ceases and they are held for sale.
  IAS 21 (revised 2008) – Effects of Foreign Exchange Rates - effective for annual periods beginning on or after July 1, 2009.
  IAS 23 (revised 2009) – Borrowing Costs (effective January 1, 2009) – The IASB had revised the definition of borrowing costs to consolidate the types of items that are considered components of ‘borrowing costs’ – that is components of the interest expense calculated using the effective interest rate method. The revised standard requires that borrowing costs must be capitalized if they are directly attributed to the acquisition, construction or production of a qualifying asset.
  IAS 27 (revised 2008, together with amendment on IAS 21 – Effects of Foreign Exchange Rates) Consolidated and Separate Financial Statements – improvements related to measurement of a subsidiary held for sale in separate financial statements. Effective for annual periods beginning on or after July 1, 2009.
  IAS 28 (revised 2008) Investments in Associates – requires disclosures when investments in associates are accounted at fair value through profit or loss. This improvement also requires impairment test for investments in this associate. Effective for annual periods beginning on or after January 1, 2009.

  Amendment to IAS 32 and IAS 1 - Puttable Financial Instruments and Obligations arising on Liquidation (effective January 1, 2009) – as a result of the amendments, some financial instruments that currently meet the definition of a financial liability will be classified as equity because they represent the residual interest in the net assets of the entity.
  IFRIC 13 – Customer Loyalty Programmes (effective for periods beginning on or after July 1st, 2008 with early adoption permitted) – deals with accounting for customer loyalty award credits. We adopted IFRIC 13 during the year ended on December 31, 2007 and its adoption had no impact on the Company’s consolidated financial statements.
  IFRIC 16 - Hedges of a Net Investment in a Foreign Operation (effective for periods beginning on or after October 1, 2008) – presents an amendment to the restriction on the entity that can hold hedging instruments and provides guidance regarding hedge of foreign currency gains and losses on a net investment in a foreign operation.
  IFRIC 17 - Distributions of Non-cash Assets to Owners (effective July 1, 2009) – requires a change in accounting policy for many entities, which may result in a significant profit being recognized at the date of settlement that may not have been previously recognized.
  IFRIC 18 – Transfer of assets from customers (effective July 1, 2009) – this interpretation provides guidance on how to account for items of property, plant and equipment received from customers or cash that is received and used to acquire or construct specific assets.

     As of the date of this annual report, the following new and revised standards and interpretations were issued but not yet adopted by us since adoption was not yet mandatory:

  IFRS 5 – Disclosure of Non-current Assets classified as Held for Sale or Discontinued Operations (effective for periods beginning on or after July 1, 2009) – when a subsidiary is held for sale, all of its assets and liabilities will be classified as held for sale under IFRS 5, even when the entity retains a non-controlling interest in the subsidiary after the sale. The impact of this amendment will depend on future events.
  IFRS 9 – Financial Instruments: Classification and Measurement – only requires to be adopted by January 1, 2013, although earlier adoption is permitted. This standard will change substantially the classification and measurement of financial instruments and hedging requirements. We are currently evaluating the potential impact that this standard will have on our consolidated financial statements.
  Amendments to IAS 24 (revised on 2009) – the revised standard simplifies the disclosure requirements for entities that are controlled, jointly controlled or significantly influenced by a government (referred to as government related entities) and clarifies the definition of a related party. The revised standard is effective for annual periods beginning on or after 1 January 2011. We are currently evaluating the potential impact that this standard will have on our consolidated financial statements.
  IAS 7 (revised 2009) – Statements of Cash Flows (effective January 1, 2010) – requires reclassification of expenditures on unrecognized assets. We do not expect material effects in our financial statements.
  IAS 17 (revised 2009) – Leases (effective January 1, 2010) – introduced improvements regarding classification of land and buildings. We do not expect material effects in our financial statements.
  IAS 36 – Impairment of Assets (effective January 1, 2010) – requires disclosure of estimates used to determine recoverable amounts. When discounted cash-flows are used to estimate ‘fair value less costs to sell,’ the same disclosures are required as when discounted cash flows are used to estimate ‘value in use.’ We are currently evaluating the potential impact that this standard will have on our consolidated financial statements.
  IAS 38 (revised 2009) – Intangible Assets (effective January 1, 2010) – reflects additional consequential amendments arising from revised IFRS 3 and measuring the fair value of an intangible asset acquired in a business combination. The impact of this amendment will depend on future events.

  IAS 39 (revised 2009) - Financial Instruments: Recognition and Measurement (effective for periods beginning on or after July 1, 2009) – had introduced improvements related to: (i) treating loan prepayment penalties as closely related embedded derivatives; (ii) scope exemption for business combination contracts; and (iii) cash flow hedge accounting. We are currently evaluating the potential impact that this standard will have on our consolidated financial statements.
  IFRIC 19 – (issued 2009) Extinguishing Financial Liabilities with Equity Instruments (effective for periods beginning on or after July 1, 2009) – clarifies the requirements of IFRS when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. We are currently evaluating the potential impact that this standard will have on our consolidated financial statements.

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

D. Trend Information

     We believe in a strong recovery in the Brazilian economy, specially in the growth of the Brazilian middle class in the next years. We are forecasting demand for the Brazilian domestic airline industry to remain above the growth of the Brazilian GDP. We also plan to continue to add capacity in a conservative basis by following demand growth and believe that yields in our network should remain stable as compared to 2009. This positive macroeconomic and operating scenario, combined with our strategy to continue to grow passenger revenue while further reducing and diluting unitary costs, should further improve operating margins.

E. Off-Balance Sheet Arrangements

     None of our operating lease obligations are reflected on our balance sheet. At December 31, 2009, we had 33 aircraft recognized as finance leases on our balance sheet. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

F. Tabular Disclosure of Contractual Obligations

Our non-cancelable contractual obligations at December 31, 2009 included the following:

							Beyond
	Total	2010	2011	2012	2013	2014	2014
	(in thousands of reais)
Non-derivative financial instruments
Aircraft and engine operating leases	2,498,571	515,936	489,655	466,315	402,497	245,792	378,376
Aircraft capital leases	2,003,583	207,877	206,823	204,907	204,053	204,053	975,870
Short-term borrowing	455,016	455,016	-	-	-	-	-
Long-term borrowings(1)	1,121,428	-	125,448	119,469	111,096	94,343	671,072

Total non-derivative financial instruments	6,078,598	1,178,829	821,926	790,691	717,646	544,188	2,025,318

Derivative financial instruments
Fuel derivative	18,588	18,588	-	-	-	-	-
Foreign exchange derivative	982	982	-	-	-	-	-
Interest rate swaps	(6,593)	(6,593)	-	-	-	-	-

Total derivative financial instruments	12,977	12,977	-	-	-	-	-

Aircraft commitments
Pre-delivery deposits	1,574,659	159,536	200,228	406,147	429,396	222,477	156,875
Aircraft purchase commitments	10,990,377	1,091,624	966,897	417,312	2,273,215	3,352,360	2,888,969

Total aircraft commitments	12,565,036	1,251,160	1,167,125	823,459	2,702,611	3,574,837	3,045,844

TOTAL	18,656,611	2,442,966	1,989,051	1,614,150	3,420,257	4,119,025	5,071,162

(1) Does not include short-term finance leases.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     Under our by-laws, we are managed by our Conselho de Administração, or board of directors, which is composed of at least five members and at most eleven members, and a Diretoria, or board of executive officers, which is composed of at least two and at most seven members. According to the Differentiated Corporate Governance Practices Level 2 introduced by BM&FBOVESPA, at least 20% of the members of our board of directors shall be “independent directors,” as defined by the BM&FBOVESPA.

     Our management and board of directors is supported and advised by a number of committees which comprise highly specialized and qualified individuals. These committees actively participate in the strategic and other key decisions of our management and we believe they add substantial value to our business. We currently have audit, personnel and corporate governance, financial and risk policy, and accounting committees, comprised of members of our board of directors and non-board members. We also have a tax and financial statement policy subcommittee.

     We are committed to achieving and maintaining high standards of corporate governance. In working towards this goal, we have established a personnel and corporate governance committee to monitor and make recommendations with respect to corporate governance “best practices” to our board of directors. In addition, in connection with listing as a Level 2 company on the BM&FBOVESPA, we have entered into an agreement with the BM&FBOVESPA to grant certain additional rights not required of Level 2 companies to our shareholders, such as tag-along rights offering our preferred shareholders 100% of the price paid per common share of controlling block shareholders. We conduct our business with a view towards transparency and the equal treatment of all of our shareholders. We have implemented policies to help to ensure that all material information that our shareholders require to make informed investment decisions is made available to the public promptly and that we at all times accurately reflect the state of our operations and financial position through press releases, filings with the SEC and Brazilian Securities Commission (“CVM”), and by keeping the investor relations section of our website current and complete. We have also adopted formal policies that restrict trading in our preferred shares by company insiders.

     In addition, according to the Level 2 practices, the company shall cause all new members of the board of directors, board of executive officers and fiscal committee must sign a statement of consent in which they undertake to comply with the regulations of the Differentiated Corporate Governance Practices Level 2. Their taking office is conditioned to signing of such document. Also the members of the board of directors, board of executive officers and fiscal committee must sign a statement of consent, in which they undertake to refer to arbitration under the auspices of the BM&FBOVESPA Arbitration Chamber any disputes and/or controversies arising out of the application of the listing rules of the Differentiated Corporate Governance Practices Level 2, the listing agreement with BM&FBOVESPA, the regulations of the BM&FBOVESPA, the provisions of the Brazilian corporation law, guidelines issued by the Brazilian authorities and the other rules applicable to the capital markets in general, involving the company, the shareholders, the managers and the members of the fiscal committee.

Board of Directors

     Our board of directors is dedicated to providing our overall strategic guidelines and, among other things, is responsible for establishing our general business policies and for electing our executive officers and supervising their management. Currently, our board of directors is comprised of nine members. Four of the board members qualify as independent based upon New York Stock Exchange criteria. The board of directors meets an average of five times per year or whenever requested by the president or three members of our board of directors.

     Under the Brazilian corporation law, each director must hold at least one of our common or preferred shares and be a Brazilian resident, and is elected by the holders of our common shares at the Assembléia Geral Ordinária, or the annual general meeting of shareholders. There are no provisions in our by-laws restricting (i) a director’s power to vote on a proposal, arrangement or contract in which such director is materially interested, or (ii) the borrowing powers exercisable by our directors from us. However, under the Brazilian corporation law, a director is prohibited from voting on any matter in which such director has a conflict of interest with our company.

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

Name	Age	Position

Alvaro de Souza	61	Chairman
Constantino de Oliveira Junior	41	Director
Henrique Constantino	38	Director
Joaquim Constantino Neto	45	Director
Ricardo Constantino	47	Director
Antonio Kandir	56	Director
Luiz Kaufmann	64	Director
Richard F. Lark, Jr.	43	Director
Paulo Kakinoff.	35	Director

     Alvaro de Souza has been a member of our board of directors since August 2004 and became our chairman of the board in April 2009. Mr. Souza is an officer of AdS—Gestão, Consultoria e Investimentos Ltda., member of the board of directors of Unidas S/A, chairman of the board of directors of World Wildlife Group (WWF), co-chairman of the board of directors of Quinsa (Argentina) and member of the audit committee of AMBEV. He was Chief Executive Officer of Citibank Brazil from 1991 to 1994 and an Executive Vice-President of Citigroup in New York from 1995 to

2003. Mr. Souza holds a bachelor’s degree in Economics and Business Administration from Pontifícia Universidade Católica de São Paulo. Mr. Souza is an independent member of our board of directors under the requirements of the SEC and NYSE listing standards and is a member of our audit committee and personnel and corporate governance committee.

     Constantino de Oliveira Junior has been a member of GOL’s board of directors and its Chief Executive Officer since the Company was founded in 2001. Mr. de Oliveira introduced the “low-cost, low-fare” concept to the Brazilian airline industry and was named “Most Valuable Executive” by the Brazilian newspaper Valor Econômico in 2001 and 2002. He was also elected the Leading Executive in the logistics sector by the readers of Gazeta Mercantil, a Brazilian financial newspaper, in 2003, and in 2008, was named a “Distinguished Executive” in the Air Transportation category at the GALA (Latin American Aeronautics Gallery) awards, sponsored by IATA. Prior to joining GOL, Mr. de Oliveira served as an officer of the Áurea group (1994-2000). Mr. de Oliveira studied Business Administration at the Universidade do Distrito Federal and attended the Executive Program on Corporate Management for Brazil conducted by the Association for Overseas Technical Scholarships.

     Henrique Constantino has been a member of our board of directors since March 2004. Mr. Constantino has also been a member of the board of directors of Gol since 2003. He has been the chief financial officer of the Áurea group since 1994 and is an officer of Comporte S.A. He participated in the creation of Gol and served as its chief financial officer from January 2001 to March 2003, when he became a member of the board. Mr. Henrique Constantino is also a member of the board of directors of Providência S.A. and BR Vias S.A. Mr. Constantino has a law degree from CEUB—Centro de Ensino Unificado de Brasília and has a post-graduate degree in Business Administration from EAESP—FGV (Fundação Getúlio Vargas—São Paulo). Mr. Constantino is a member of our financial and risk policy committee and personnel and corporate governance committee.

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

     Antonio Kandir has been a member of our board of directors since August 2004. Mr. Kandir is an economic consultant Mr. Kandir is also partner of Governança e Gestão and is a member of the board of directors of Medial Saúde and Providência S.A. Mr. Kandir served in the Brazilian government as a Federal Lower House Representative for two terms of office, and served as Planning and Budget Minister and Secretary of Economic Policy and President of the Privatization Council. He has a bachelor degree in production engineering from the Escola Politécnica at USP and bachelors, masters and doctoral degrees in Economics from Unicamp. Mr. Kandir is an independent member of our board of directors under the requirements of the SEC and NYSE listing standards and is a member of our audit committee.

     Luiz Kaufmann has been a member of our board of directors since December 2004. Mr. Kaufmann is the Managing Partner of L. Kaufmann Consultores Associados, member of the board of directors of Providência S.A. and the CEO of Kroton Educacional S.A. Mr. Kaufmann has presided over several companies such as Aracruz Celulose S.A., Vésper, Petropar, Grupo Multiplic, Arthur D. Little, and was a partner at GP Investimentos. He was a member of several companies’ board of directors, including Pioneer Hi-Bred International, América Latina Logística and Lojas Americanas. He was a member of the Global Corporate Governance Advisory Board, which was comprised of 20 internationally renowned business leaders from 16 different countries, created to advance knowledge on the roles and responsibilities of boards of directors of international companies. Mr. Kaufmann is an independent member of our board of directors under the requirements of the SEC and NYSE listing standards. He is a member of our audit committee and our audit committee financial expert as defined by the current SEC rules.

     Richard F. Lark, Jr. has been a member of our board of directors since June 2008. Mr. Lark served as our executive vice president, chief financial and investor relations officer from April 2003 to June 2008. He is a director of Endurance Capital Partners, an investment management firm, and a member of the board of directors of several public and private companies. From 2000 to 2003, Mr. Lark served as chief financial officer of Americanas.com, one of the leading Brazilian e-commerce companies. Prior to joining Americanas.com, Mr. Lark was an executive in the investment banking divisions of Morgan Stanley & Co., Citicorp and The First Boston Corporation. Mr. Lark is a member of the Board of Governors of the American Society of São Paulo since 2003, having served as its president during 2005-2007. Mr. Lark holds a Master in Business Administration degree from the Anderson School at UCLA and bachelor degrees in finance and business economics and philosophy from the University of Notre Dame. Mr. Lark is a member of our financial and risk policy committee and accounting, tax and financial statement policy subcommittee.

     Paulo Kakinoff has been a member of our Board of Directors since January 2010. Mr. Kakinoff is currently CEO of Audi Brasil and vice president of the Brazilian Automobile Importers Association (Associação Brasileira de Importadores de Veículos Automotores – ABEIVA). Mr. Kakinoff has 17 years of experience in the auto industry, having served as Sales & Marketing Director at Volkswagen do Brasil and as Executive Director for South America at the Volkswagen Group’s head offices in Germany. He holds a bachelor’s degree in Business Administration from Mackenzie University. Mr. Kakinoff is an independent member of our board of directors under the requirements of the SEC and NYSE listing standards.

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

     Under our by-laws, we must have at least two and at most seven executive officers that are elected by the board of directors for a one-year term. Any executive officer may be removed by the board of directors before the expiration of his term. The current term of all our executive officers ends in March 2011.

     The following table sets forth the name, age and position of each of our executive officers elected in March 2008. A brief biographical description of each of our executive officers follows the table.

Name	Age	Position

Constantino de Oliveira Junior	41	President and Chief Executive Officer
Fernando Rockert de Magalhães	59	Executive Vice President-Technical
Leonardo Porciúncula Gomes Pereira.	51	Executive Vice President Chief Financial Officer Information Technology and Investor Relations Officer
Cláudia Jordão Ribeiro Pagnano.	43	Executive Vice President – Marketing

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

     Leonardo Pereira has been an officer since February 2009. Prior to joining Gol, Mr. Pereira served two years as the Director President of Companhia do Vale do Araguaia, a Brazilian commercial foresting company, and six years as the Executive Director Finance and Investor Relations of NET Serviços, a leading cable provider in Latin America listed on the BM&FBOVESPA (Level II), NASDAQ and Latibex. He previously served five years as Planning Director at Globopar, a media industry holding company, and 13 years in a number of roles at Citibank Corporate Finance Bank in Brazil, Asia, Latin America and the United States, including leader of the Latin American Aviation team. He is member of the Corporate Governance Committee of the São Paulo chapter of the American Chamber of Commerce. Mr. Pereira holds degrees in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ) and Economics from the Universidade Candido Mendes; he received his MBA from Warwick University (England). Pereira has also studied Finance at IMD in Switzerland and General Management at Wharton Business School, attended The Association for Overseas Technical Scholarship (AOTS) in Japan, and completed Columbia University’s Senior Executive Education Program.

     Cláudia Jordão Ribeiro Pagnano has been an officer since March 2010. Before joining Gol, Mrs. Pagnano worked for two years as Perdigão’s Business Unit Officer of BRF Brasil Foods. Mrs. Pagnano also served for two years as Business Unit Officer of Grupo Pão de Açucar and worked as Bussiness and Marketing Officer of several consumer and financial services companies, such as Boston, Unibanco, Kodak and Colgate. Mrs. Pagnano holds a bachelor’s degree in marketing from Escola Superior de Propaganda Marketing (ESPM) and specialization in Finances from Fundação Getúlio Vargas (FGV-SP).

Other Officers

     In addition to our Executive Officers, who are appointed by our Board of Directors and perform certain statutory roles under Brazilian laws and our by-laws, Ricardo Khauaja, our Vice-President of Customers, Employees and Management, is also part of our senior management team. Following is his brief biographical description. Ricardo Khauaja has been Gol’s Vice-President of Customers, Employees and Management since July 2009. Mr. Khauaja worked for beverage company Ambev for ten years, where he served in several positions, including Corporate Human Resources manager (2001 to 2003). After this, he worked for six years at home appliance manufacturer Whirlpool, first as the Human Resources Officer for Latin America (three years), followed by vice-president (three years). Mr. Khauaja has a degree in Production Engineering from the Federal University of Rio de Janeiro (UFRJ) and a MBA in Finance from the Brazilian Capital Market Institute (IBMEC/RJ). He also completed “The Transition from Functional to General Management” course at Columbia University in the United States.

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

     For the fiscal year ended December 31, 2009, the aggregate compensation, including cash and benefits-in-kind but excluding stock options, that we paid to the members of our board of directors and executive officers was R$13.8 million.

Stock Option Plan

     Our stock option plan was approved at a special shareholders’ meeting held on December 9, 2004. The stock option plan is aimed at promoting our interests by encouraging management employees to contribute substantially to our success, by motivating them with stock options. The plan is managed by both our personnel and corporate governance committee and our board of directors.

     Participants in the plan are selected by the personnel and corporate governance committee, provided that they have been either president, vice-president, officer, advisor to the president or to the vice-president, general manager or manager. The stock options to be granted under the plan confer rights related only to our preferred shares, and over a number of preferred shares that does not, at any time, exceed 5% of our shares. The personnel and corporate governance committee establishes each year the strike price of the options to be granted, which must be equal to the average price of the preferred shares recorded in the last 60 trading sessions prior to the granting date, adjusted pursuant to the IGP-M inflation index. One fifth of the total options granted to a participant vests in each anniversary of the option grant

     The plan is valid for a ten-year term. In case of termination of our legal relationship with the option holder, with or without cause (except in the case of retirement, permanent disability or death) all options that have been granted to the participant, and which were not yet exercisable, automatically expire.

     In 2008, we issued stock options of up to 190,296 at a weighted average exercise price of R$45.46 per share. In 2009, we issued 925,800 stock options, of which only 485,150 are still outstanding after the cancellation of 418,000 stock options due to the departure of their respective holders from the company and the exercise of 22,650 stock options. These stock options were issued at a weighted average exercised price of R$10.52 per share. On February 2, 2010, our board of directors approved the granting of 2,672,746 options to purchase preferred Company stock at the price of R$20.65 per share for the year 2010. The total number of options granted in the last three years, excluding the 418,000 options cancelled and the 22,650 options exercised, is 3,348,192, or 1.3% of our total shares. The vesting period of the stock options is 5 years for the options granted until 2009 and 3 years for the optionsgranted until 2010, and options can be exercised up to 10 years after the grant date. The purpose of our stock option plan is to align shareholder and top management interests.

C. Board Practices

     Currently, our board of directors is comprised of nine members. The terms of our current directors will expire in 2010. See “—Board of Directors.”

Fiscal Committee

     Under the Brazilian corporation law, the Conselho Fiscal, or fiscal committee, is a corporate body independent of management and of our external auditors. The fiscal committee may be either permanent or non-permanent, in which case it is appointed by the shareholders to act during a specific fiscal year. A fiscal committee is not equivalent to, or comparable with, a U.S. audit committee. The primary responsibility of the fiscal committee is to review management’s activities and a company’s financial statements, and to report its findings to the company’s shareholders. The Brazilian corporation law requires fiscal committee members to receive as remuneration at least 10% of the average annual amount paid to a company’s executive officers. The Brazilian corporation law requires a fiscal committee to be composed of a minimum of three and a maximum of five members and their respective alternates.

     Under the Brazilian corporation law, the fiscal committee may not contain members that (i) are on our board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company, or (iv) are spouses or relatives of any member of our management, up to the third degree. Our by-laws provide for a non-permanent fiscal committee to be elected only by our shareholders’ request at a general shareholders’ meeting. The fiscal committee, when elected, will be comprised of a minimum of three and a maximum of five members and an equal number of alternate members. In 2009, our shareholders did not request the election of a fiscal committee.

Committees of the Board of Directors and Board of Executive Officers

     Our board of directors also has audit, personnel and corporate governance, and financial and risk policy committees and an accounting, tax and financial statement policy subcommittee. Our board of executive officers has management, executive policy, budget, investment, corporate governance and risk policies committees. In most cases, members of the committees do not need to be members of our board of directors or board of executive officers. The responsibilities and composition of these committees are described below.

     Audit Committee. Our audit committee, which is not equivalent to, or comparable with, a U.S. audit committee, provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance. The audit committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of our independent auditors and helps coordinate their activities. It also evaluates the effectiveness of our internal financial and legal compliance controls. The audit committee comprises three members elected by the board of directors for a one-year term with the right to re-election, all three of which are independent. The current members of our audit committee are Álvaro de Souza, Antônio Kandir and Luiz Kaufmann. All members meet the independent membership requirements of the SEC and NYSE as well as other NYSE requirements. Luiz Kaufmann is the committee’s “financial expert” within the scope of the SEC rules covering the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

     Personnel and Corporate Governance Committee. The personnel and corporate governance committee is responsible for the coordination, implementation and periodic review of best corporate governance practices and for monitoring and keeping our board of directors informed of legislation and market recommendations addressing corporate governance. It also reviews and recommends to our board of directors human resources policies, forms of compensation, including salary, bonus and stock options, to be paid to our employees, as well as analyzing management’s career and succession plans. The committee consists of up to five members elected by our board of directors for a one-year term, with the right to re-election, comprising the chairman of the board of directors, one member of the board of directors, two outside specialists and the management and personnel officer. The personnel and corporate governance committee currently consists of Henrique Constantino, a member of our board of directors, Betânia Tanure de Barros, Álvaro de Souza, Paulo César Aragão and Ricardo Khauaja.

     Financial and Risk Policy Committee. The financial and risk policy committee conducts periodic reviews of the measures we take to protect the company against foreign exchange, jet fuel price and interest rate changes and analyzes the effect of these changes on our revenues and expenses, cash flow and balance sheet. It also prepares and approves our corporate finance policies, examines their efficiency and oversees their implementation, periodically examines our investment and financing plans and makes recommendations to our board of directors, determines the parameters for maintaining the desired liquidity and capital structures, monitors their execution and approves the policies to be adopted in the following quarter. It further assesses the effectiveness of hedging measures taken during the previous quarter, approves recommendations for future changes and also conducts reviews of cash management activities. The financial and risk policy committee meets on a quarterly basis and consists of seven members elected by the board of directors for a one-year term with the right to re-election, comprising three members of our board of directors, our chief financial officer, an internal auditor and two outside specialists. The committee currently consists of Henrique Constantino, Richard F. Lark, Jr., Luiz Kauffman, all members of our board of directors, Leonardo P. Gomes Pereira, our chief financial and investor relations officer, Charles B. Holland, Barry Siler, a fuel hedging specialist and chief executive officer of Kodiak Fuels, and Marcos Provetti.

     Accounting, Tax and Financial Statement Policy Subcommittee. The accounting, tax and financial statement policy subcommittee conducts periodic reviews of, and evaluates and monitors the company’s accounting policies and financial statements and makes observations and recommendations to the board of directors on these matters. The subcommittee meets on a quarterly basis and consists of three members elected by the board of directors for a one-year term with the right to re-election, comprising the company’s chief financial officer, a member of the board of directors or a member of the audit committee, and an independent member. The committee currently consists of Richard F. Lark, Jr., a member of our board of directors, Leonardo Pereira, our chief financial and investor relations officer, Charles B. Holland and Marcos da Cunha Carneiro.

     Our board of directors had a strategy committee that was dissolved in January 2010 upon completing its task of preparing our five year business plan. The strategy committee made recommendations to the board of directors concerning the company’s basic strategy and institutional positioning, as well as the periodic revision of its mission and values and the revision of the strategic plan proposed by the board of executive officers. It also made recommendations to the board of directors regarding the revision of the company’s annual business plan, targets and budget, and advised the board of executive officers on the methodology used to prepare the business plan in order to ensure that it was both participatory and comprehensive. The strategy committee consisted of up to nine members elected by the board of directors for a six-month term of office, comprising the chairman of the board of directors. the chief executive officer, the chief financial officer, the management and personnel officer, the marketing officer; the information technology and planning officer and three members of the board of directors. The last committee members were Constantino de Oliveira Junior, Henrique Constantino, Luiz Kaufmann, Álvaro de Souza and Antônio Kandir, all members of our board of directors, Leonardo Pereira, our chief financial and investor relations officer, and Ricardo Khauaja, our Vice-President of Customers, Employees and Management.

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

     As of December 31, 2009, we had 17,963 active employees.

     We invest significant resources promoting the well being of our employees. In 2009, we spent R$394.2 million on health and safety matters, training, social contributions, employee meals, transportation and profit sharing.

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

     To motivate our employees and align their interests with our results of operations, we provide an annual profit sharing program to all of our employees. Under Brazilian law, companies may provide profit sharing programs that define mechanisms for distributing a portion of a company’s profits based upon the achievement of pre-defined targets established by the company. Our annual profit sharing programs are negotiated with a commission formed by our employees and approved by labor unions for the benefit of all of our unionized and non-unionized employees. For the purposes of our profit sharing program, a portion of profit sharing distributions are based upon the achievement of corporate profit targets and a portion of the distributions are based on the achievement of operational targets set for each of our departments. We have established a stock option plan for our management and employees vesting over a 3 year period. As of February, 2010, a total of 52 of our management and employees were granted stock options under this plan.

E. Share Ownership

     The members of our board of directors and our executive officers, on an individual basis and as a group, directly own approximately 1.6% of our preferred stock. See “Item 7A. Major Shareholdings and Related Party Transactions—Major Shareholders.” Fundo de Investimento em Participações Asas is a fund directly controlled by Messrs. Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino, respectively.

     For a description of stock options granted to our board of directors and our executive officers, see “—Compensation—Executive Stock Options” and “—Compensation—Stock Option Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of December 31, 2009, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

     Each shareholder’s percentage ownership in the following table is based on the 133,199,658 common shares and 132,079,880 preferred shares outstanding as of December 31, 2009.

	Common Shares		Preferred Shares		Total Shares

	Shares	(%)	Shares	(%)	Shares	(%)

Fundo de Investimento em Participações ASAS (1)	133,199,642	100.0%	35,610,617	27.0%	168,810,259	63.6%

Executive officers and directors	16	0%	2,066,787	1.6%	2,066,803	0.8%

Stock Held in Treasury	-	-	454,425	0.3%	454,425	0.2%

Free Float	-	-	93,948,051	71.1%	93,948,051	35.4%

Total	133,199,658	100.0%	132,079,880	100.0%	265,279,538	100.0%

(1) Fundo de Investimento em Participações Asas is controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

     According to our internal share record, which contains information regarding the ownership of our shares and the ADSs as filed by the holders of such shares and ADS, there were, at December 31, 2009, 33 record holders of ADSs in the United States.

     On March 20, 2009, our board of directors approved a capital increase of a total of 26,093,722 shares comprising 6,606,366 common and 19,487,356 non-voting preferred shares to improve the company’s cash position and capital structure and to ensure the level of investments planned. The issue price for all shares was set and issued at R$7.80 per share. Our controlling shareholders fully subscribed and paid for their portion of the capital increase in an amount of R$150.0 million. On June 2, 2009, our board of directors authorized the subscription of all shares and approved the capital increase in an amount of R$203.5 million.

     On October 8, 2009, our board of directors approved the capital increase of R$627.1 million in the context of a primary public offering of a total of 38,005,000 shares, comprising 19,002,500 common shares and 19,002,500 preferred shares. The issue price of the common and preferred shares was set at R$16.50 per share, as defined in a bookbuilding procedure.

     In December 2009 our board of directors approved the cancellation of 1,119,775 preferred shares held as treasury stock. We still hold 454,425 preferred shares in treasury.

     On March 11, 2010, our board of directors authorized the dividends distribution for 2009 year, through a capital increase in the same amount of dividends declared for the 2009 year in the amount of R$185.8 million by means of a private offering of 7,622,584 shares, of which 3,833,077 are common shares and 3,789,507 are preferred shares. The issuance price was R$24.38 per share, based on the closing price of our preferred shares on March 11, 2010 at the BM&FBOVESPA.

Shareholders’ Agreement

     No shareholders’ agreements have been filed with us.

B. Related Party Transactions

     According to the Level 2 regulations, the company shall forward and disclose to BM&FBOVESPA the information regarding every and any agreement entered by and between Gol and its affiliates and associate companies, its administrators, its controlling shareholder, as the case may be, as well as other corporations that make a group with any such persons, whether factual or by law, whenever they reach, with a single agreement or with successive agreements, with or without the same purpose, at any period of one year, an amount of R$0.2 million or more, or a value of 1% or more over the net equity of the company, whichever is higher.

     Such announced information shall describe the scope of the agreement, the term, the price, the termination or completion conditions and any possible influence of the agreement upon administration or company business conducting.

     We have engaged in a number of transactions with related parties, none of which have involved the issuance of guarantees.

Transportation, Graphic and Consultancy Agreements with Comporte Participações S.A.

     We have exclusive bus transportation agreements with Expresso União Ltda. and Breda Serviços for the transportation of our passengers, their luggage and our employees. We also have operating agreements with Serviços Gráficos Ltda. and HK Consultoria e Participações, for graphic and consultancy services, respectively. We are the tenant of a property located at Rua Tamoios, 246, in São Paulo, SP, owned by an affiliate, Patrimony Administradora de Bens. The entities mentioned above belong to the same economic group and are all controlled by Comporte Participações S.A.

     In 2008 and 2009, we made total payments of R$8.6 million and R$10.5 million, under these operating agreements.

Commercial Agreement with Unidas Rent a Car

     In May, 2009, we entered into a commercial agreement with Unidas Rent a Car, a Brazilian car rental company, which gives Unidas’ customers a 50% discount on the daily car rental charges when these customers purchase their Gol tickets through our website. Gol’s chairman, Álvaro de Souza, is also a member of Unidas Rent a Car board of directors.

C. Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

     See “Item 3. Key Information—Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

     In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to our operations, in large part linked to the routine demands related to the rights of consumers. At December 31, 2009, we were parties in 17,446 judicial lawsuits and administrative proceedings, including 12,425 civil claims, of which 1,257 were administrative proceedings, and 5,021 labor claims, of which 97 were administrative proceedings. We believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect on our financial position, results of operations and cash flows. We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable.

     We are party to approximately 11,590 civil proceedings arising from the normal course of our business, which includes flight delays or cancellations and baggage loss or damage, and 5,856 civil proceedings against Varig S.A. in which plaintiffs claim we would be a successor in interest of Varig S.A. The vast majority of these proceedings involve minor cases relating to customer relations. At December 31, 2009, we had established provisions to address these contingencies in the total amount of R$34.8 million.

     We are party to approximately 1,089 labor proceedings arising from the normal course of our business, which includes overtime, hazardous work premium, health exposure allowance and differences in salary, and 3,932 labor proceedings against Varig S.A. in which plaintiffs claim we would be a successor in interest of Varig S.A.. At December 31, 2009, we have established provisions to address these contingencies in the total amount of R$35.5 million. We are subject to 19 labor proceedings related to employees’ claims against Varig S.A. in Spain. We established provisions in the amount of R$21.1 million for these proceedings.

     In 2001, we commenced proceedings against the Brazilian state revenue service, in which we claim an exemption from the payment of Brazilian value added tax (ICMS) due on imported aircraft, parts and engines. On May 30, 2007, the Supremo Tribunal Federal (Federal Supreme Court) ruled in our favor in respect of one of these cases. Various of the proceedings relating to this matter are still pending. We have not established any provisions for the amounts in question, which were, as of December 31, 2009, R$210.2 million.

     We are party in indemnification lawsuits regarding the collision of our new Boeing 737-800 NG aircraft on September 26, 2006. We believe that any potential liability arising out of such lawsuits will be covered by our insurance policies. We continue to cooperate fully with all regulatory and investigatory agencies to determine the cause of this accident and have reached agreements regarding 112 of the 148 passengers. The payments for the hull to the lessor were made by the insurance company. We have provisioned the amount insured as a liability on our balance sheet, and recorded a corresponding receivable for the insurance claim under “Other assets”.

     We commenced an arbitration before the International Chamber of Commerce against the sellers of VRG and its controlling shareholders relating to the purchase price adjustments for our acquisition of VRG. In the arbitral proceeding, we are seeking a price adjustment of R$164.0 million from the sellers of VRG. The amount owed by the sellers of VRG will be determined by the arbitral tribunal. In conjunction with the arbitral proceedings, we have brought legal action and joined certain lawsuits in Brazilian courts with a view to preserving the ability of the sellers to satisfy our claims. We have provisioned all amounts subject to these proceedings.

     For further information on our legal proceedings and contingencies, see note 18 to our consolidated financial statements.

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

Interest Attributable to Shareholders’ Equity

     Under Brazilian tax legislation effective January 1, 1996, Brazilian companies are permitted to pay “interest” to holders of equity securities and treat such payments as an expense for Brazilian income tax purposes and, beginning in 1998, for social contribution purposes. The purpose of the tax law change is to encourage the use of equity investment, as opposed to debt, to finance corporate activities. Payment of such interest may be made at the discretion of our board of directors, subject to the approval of the shareholders at a general shareholders’ meeting. The amount of any such notional “interest” payment to holders of equity securities is limited in respect of any particular year to the daily pro rata variation of the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, as determined by the Central Bank from time to time, and may not exceed the greater of:

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

     Payment of interest to a holder that is not domiciled in Brazil for Brazilian tax and regulatory purposes (a “non-Brazilian holder”) is subject to withholding income tax at the rate of 15%, or 25% if the Non Brazilian Holder is domiciled in a country or location that does not impose income tax or where the income tax rate is lower than 20% (“Low or Nil Tax Jurisdiction”). These payments may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on net equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

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

     In 2008 we distributed R$36.3 million to our shareholders, equivalent to a payment of R$0.18 per share or ADS. In 2009 we distributed R$185.8 million to our shareholders, equivalent to a payment of R$0.70 per share or ADS. We will offer our shareholders to reinvest these dividends and subscribe for new shares in a R$185.8 million capital increase approved on March 11, 2010. We intend to extend these rights to holders of our ADRs.

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

B. Significant Changes

     None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     In the United States, our preferred shares trade in the form of ADS. Since December 2005 each ADS represents one preferred share, issued by The Bank of New York, as Depositary pursuant to a Deposit Agreement. On December 13, 2005, we executed a 2:1 ADS split, changing to ratio of one ADS representing two preferred shares to one ADS representing one preferred share, as approved by a meeting of the Board of Directors of the Company on November 8, 2005. The ADSs commenced trading on the NYSE on June 24, 2004. As of December 31, 2009, the ADSs represented 23.0% of our preferred shares and 32.3% of our current global public float.

     The following table sets forth the reported high and low closing sales prices for the ADSs on the NYSE for the periods indicated.

	US$ per ADS

	Low	High	Average(1)

2007
Annual	19.19	34.30	27,38
2008
Annual	3.06	23.94	11.51
First quarter	14.76	23.99	18.40
Second quarter	11.26	17.83	14.83
Third Quarter	5.95	12.00	9.04
Fourth Quarter	2.93	6.97	4.14
2009
Annual	2.88	15.59	7.44
First quarter	2.88	5.26	4.13
Second quarter	2.88	5.98	4.30
Third Quarter	5.59	11.20	8.78
Fourth Quarter	9.80	15.59	12.56
Last Six Months	5.59	15.59	10.61
September 2009	9.32	10.43	10.08
October 2009	9.80	11.45	10.35
November 2009	10.49	14.27	12.45
December 2009	13.66	15.59	14.75
January 2010	12.20	16.48	14.61
February 2010	12.05	13.97	13.25

March 2010 (through March 26, 2010)	12.10	13.96	13.14
________________
Source: Bloomberg
(1) Calculated as average of closing prices for the period.

     Our preferred shares began trading on the São Paulo Stock Exchange on June 24, 2004. The following table sets forth the reported high and low closing sale prices for our preferred shares on the BM&FBOVESPA, for the periods indicated.

	Reais per Preferred Share

	Low	High	Average(1)

2007
Annual	36.61	67.26	53.52
2008
Annual	6.90	42.40	20.02
First quarter	25.40	42.40	31.84
Second quarter	17.92	29.12	24.51
Third Quarter	11.51	19.10	14.96
Fourth Quarter	6.90	13.05	9.37
2009
Annual	6.58	27.34	14.13
First quarter	6.65	11.96	9.56
Second quarter	6.58	11.62	8.82
Third Quarter	10.93	20.50	16.40
Fourth Quarter	17.06	27.34	21.85
Last Six Months	10.93	27.34	18.99
September 2009	17.58	18.80	18.33
October 2009	17.06	19.69	18.38
November 2009	18.32	25.01	21.51
December 2009	24.37	27.34	25.82
January 2010	23.10	28.03	25.93
February 2010	22.62	25.33	24.23
March 2010 (through March 26, 2010)	22.10	25.20	23.41
_________________
Source: Bloomberg
(1) Calculated as average of closing prices for the period.

B. Plan of Distribution

     Not applicable.

C. Markets

Trading on the BM&FBOVESPA

     In 2000, the São Paulo Stock Exchange was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all securities are now traded only on the São Paulo Stock Exchange, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

     On May 8, 2008, the São Paulo Stock Exchange and the Brazilian Mercantile and Futures Exchange merged, creating BM&FBOVESPA. Together, the companies have formed one of the largest exchanges worldwide in terms of market value, the second largest in the Americas, and the leading exchange in Latin America.

     When shareholders trade in common and preferred shares on the BM&FBOVESPA, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse, Companhia Brasileira de Liquidação e Custódia, or CBLC.

     The BM&FBOVESPA is a for-profit listed company that has regulatory authority over its trading markets. Trading on the BM&FBOVESPA is limited to member brokerage firms and a limited number of authorized nonmembers. The BM&FBOVESPA has two open outcry trading sessions each day from 10:00 a.m. to 5:00 p.m., São Paulo time, for all securities traded on all markets, except during daylight savings time in Brazil. During daylight savings time in Brazil, usually the sessions are from 11:00 a.m. to 6:00 p.m., São Paulo time, to closely mirror the NYSE trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the BM&FBOVESPA and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). This system is a computerized system that links electronically with the seven smaller regional exchanges. The BM&FBOVESPA also permits trading from 5:45 p.m. to 7:00 p.m., São Paulo time, or from 6:45 p.m. to 7:30 p.m. during daylight savings time in Brazil, on an online system connected to traditional and Internet brokers called the “after market.” Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. There are no specialists or officially recognized market makers for our shares in Brazil.

     In order to better control volatility, the BM&FBOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BM&FBOVESPA falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

     The BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 2009, the aggregate market capitalization of the BM&FBOVESPA was equivalent to R$2.3 trillion and the 10 largest companies listed on the BM&FBOVESPA represented 52.5% of the total market capitalization of all listed companies. In contrast, as of December 2009, the aggregate market capitalization of the NYSE was US$18.9 trillion. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the time and price you desire.”

     Trading on the BM&FBOVESPA by a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689, of January 26, 2000, of the National Monetary Council (Conselho Monetário Nacional), or CMN, or Resolution No. 2,689. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearinghouse. Such financial institutions and clearinghouses must be duly authorized to act as such by the Central Bank and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See “Item 10. Taxation—Material Brazilian Tax Considerations—Taxation on Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

Corporate Governance Practices

     In 2000, the São Paulo Stock Exchange introduced three special listing segments, known as Level 1 and 2 of Differentiated Corporate Governance Practices and New Market (Novo Mercado), aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BM&FBOVESPA, by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

     To become a Level 1 (Nível 1) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading, (b) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, (c) comply with minimum quarterly disclosure standards including cash flow statements, (d) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the issuers; (e) submit any existing shareholders’ agreements and stock option plans to the BM&FBOVESPA and (f) make an annual calendar announcing scheduled corporate events, bringing information on the company, the event, date and time it is going to take place; any changes in the schedule shall be promptly forwarded to BM&FBOVESPA and published.

     To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to (a) comply with all of the listing requirements for Level 1 companies, (b) grant tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares and 80% of the price paid per share for controlling block preferred shares, (c) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as: (i) any transformation of the company into another corporate form, (ii) any merger, consolidation or spin-off of the company, (iii) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder, (iv) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (v) appointment of an independent company, with renowned expertise, to ascertain the economic value of the company in connection with any deregistration and delisting tender offer, and (vi) any changes to these voting rights, (d) have a board of directors comprised of at least five members, of which at least 20% shall be “independent,” as defined by the BM&FBOVESPA, with a term limited to two years, (e) if it elects to delist from the Level 2 segment, hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be the economic value determined by an appraisal process), and, for the same purposes, in the case of companies with diffuse control (controlling power exercised by the shareholder holding less than 50% of the voting capital and per group of shareholders who are not signatories of voting agreements and which is not under a common control and does not act as a representative of a common interest) to comply with complementary rules to be issued by BM&FBOVESPA, (f) disclose: (i) quarterly financial statements in English or prepared in accordance with U.S. GAAP or IFRS and (ii) annual financial statements in English, including cash flow statements, prepared in accordance with U.S. GAAP or IFRS, in U.S. dollars or reais and (g) adhere exclusively to the rules of the BM&FBOVESPA Arbitration Chamber for resolution of disputes involving the controlling shareholders, the managers and the members of the fiscal committee.

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

     In May 2004, we entered into an agreement with the BM&FBOVESPA to comply with the requirements to become a Level 2 company. In addition to complying with Level 2 requirements, we have granted tag-along rights that entitle our preferred shareholders to receive 100% of the price paid per common share of controlling block shareholders in connection with a transaction resulting in a transfer of control of our company. Furthermore, we prepare quarterly financial statements in accordance with IFRS. We were included in the following indexes (a) since 2005: IbrX-100 (¥ndice Brasil, Index Brazil), IGC (¥ndice de Ações com Governança Corporativa Diferenciada, Special Corporate Governance Index), ITAG (¥ndice de Ações com Tag Along Diferenciado, Special Tag Along Stock Index) and MSCI (Morgan Stanley Capital International Index), (b) since 2006: IbrX-50 (¥ndice Brasil 50, Index Brazil 50): and (c) since 2007: ¥ndice BM&FBOVESPA, all of which reflect our increased market capitalization and liquidity of our preferred shares.

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

     Under the Brazilian corporation law, a company is either publicly held, a companhia aberta, or privately held, a companhia fechada. All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with the CVM may trade its securities either on the BM&FBOVESPA or in the Brazilian over-the-counter market. Shares of companies listed on the BM&FBOVESPA may not simultaneously trade on the Brazilian over-the-counter market. The shares of a listed company may also be traded privately, subject to several limitations. To be listed on the BM&FBOVESPA, a company must apply for registration with the BM&FBOVESPA and the CVM.

     The trading of securities on the BM&FBOVESPA may be halted at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of the BM&FBOVESPA or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or the BM&FBOVESPA.

     Trading on the BM&FBOVESPA by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares underlying the ADSs must, on behalf of the depositary for the ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereof. If you exchange your ADSs for preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for five business days after the exchange. Thereafter, you may not be able to obtain and remit abroad non-Brazilian currency upon the disposition of or distributions relating to the preferred shares, and will be subject to a less favorable tax treatment on gains with respect to the preferred shares, unless you obtain a new electronic certificate of foreign capital registration or qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on the BM&FBOVESPA without obtaining separate electronic certificates of foreign capital registration. See “Item 10.B. Memorandum of Articles of Association—Description of Capital Stock—Regulation of Foreign Investment.”

Disclosure Requirements

     According to Law No 6,385, a publicly held company must submit to CVM and BM&FBOVESPA certain periodic information, including annual and quarterly reports prepared by management and independent auditors. This legislation also requires us to file with CVM our shareholders’ agreements, notices of shareholders’ meetings and copies of the related minutes.

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

Changes in Brazilian Corporation Law

     On July 13, 2007, the CVM issued CVM Rule No. 457 to require listed companies to publish their consolidated financial statements according to IFRS starting with the year ending December 31, 2010.

     On December 28, 2007, Law No. 11,638 was enacted and amended numerous provisions of the Brazilian corporate law relating to accounting principles and authority to issue accounting standards. Law No. 11,638 sought to enable greater convergence between Brazilian GAAP and IFRS. To promote convergence, Law No. 11,638 modified certain accounting principles of the Brazilian corporate law and mandated the CVM to issue accounting rules conforming to the accounting standards adopted in international markets. Additionally, the statute acknowledged a role in the setting of accounting standards for the Comitê de Pronunciamentos Contábeis (the Committee for Accounting Pronouncements), or CPC, which is a committee of officials from the BM&FBOVESPA, industry representatives and academic bodies that has issued accounting guidance and pursued the improvement of accounting standards in Brazil. Law No. 11,638 permits the CVM and the Central Bank to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

     On December 07, 2009, CVM issued Rule No. 480 in order to, among other provisions: 1) create two different categories of securities issuers (categories A and B) in accordance with the securities that those issuers are authorized to negotiate in the Brazilian regulated markets (i.e., a category A issuer is authorized to negotiate any and all securities - which is our classification - and a category B issuer is authorized to negotiate any and all securities, except for shares, shares certificates, and other securities issued by the issuer of such shares or shares certificates or by a company of its group that grants to their holders the right to acquire such shares or shares certificates) and establishing different disclosure requirements for each category, where category A companies are subject to stricter disclosure requirements; 2) create a new CVM form (Formulário de Referência) to substitute the previous one (Formulário de Informações Anuais or IAN) with a significantly higher level of disclosure requirement in several areas, including management discussion and analysis of the financial statements, management compensation, risk controls, derivative policies, among others, which shall be signed by the company’s Chief Executive Officer and Investor Relations Officer and which covers the previous three years; 3) replace the former prospectus requirement for a public securities offering prepared in accordance with Annex III of CVM Rule No. 400 with the new form (Formulário de Referência) and an offering note with information on the securities offering (but not on the issuer); 4) classify as Well Known Seasoned Issuers or WKSI (Emissor de Grande Exposição ao Mercado or EGEM) the companies: (i) that have had securities traded in the Brazilian stock exchange for at least three years, (ii) that are in compliance with the CVM rules on current and periodical obligations on the previous 12 months, and (iii) which market value of the shares negotiated in the market is equal or greater than R$5 billion. WKSIs shall be able to register public securities offerings much faster than the other issuers, which depends on additional regulation to be issued by CVM.

     On December 17, 2009, the CVM issued Rule No. 481 which sets forth (i) the procedures relating to the public solicitation of proxies for the exercise of voting rights at shareholders’ meetings of public held companies; and (ii) disclosure requirements to be followed by public held companies before the shareholders meetings.

     CVM Rule No. 481 provides that: (i) shareholders that own 0.5% or more of the company’s corporate capital may indicate members to the Board of Directors and to the Fiscal Council in public solicitation of proxies conducted by the company’s management, being thus required that the shareholders be able to vote on the referred candidates; (ii) the companies that accept digital proxies sent via world wide web must allow shareholders who hold 0.5% or more of the company’s corporate capital to make public solicitation of proxies through the company’s referred system; and (iii) the publicly held companies that do not accept digital proxies sent via world wide web must pay part of the costs of the public solicitation of proxies made by shareholders that own 0.5% or more of the company’s corporate capital.

     CVM Rule No. 481 also specifies the information and documents that shall be made available to shareholders which varies according to the meeting’s agenda (including net profits distribution and allocation, stock option plans, capital increases, issue of debentures or warrants/subscription bonus, capital reductions, acquisition of controlling stake in another company and withdrawal rights) since the date of the publication of the first call notice for the shareholders’ meeting. This information must be available at the CVM website before the meeting, shall be prepared in accordance with the requirements of Rule No. 481 and includes the disclosure of management discussion and analysis of the financial statements prior to the annual shareholders meeting, personal data and history of those who are up for election for an office with the company’s Board of Director and/or Fiscal Council and a proposal for the compensation of the company’s management.

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

Description of Capital Stock

General

     The Registrant became the parent company of Gol on March 29, 2004, when all of the common shares, Class A preferred shares and Class B preferred shares of Gol (except for five common shares of Gol that are held by members of Gol’s board of directors for eligibility purposes) were contributed to the Registrant by the shareholders of Gol in exchange for the applicable number of either common shares or preferred shares of the Registrant. As a result of this reorganization, 41,499,995 common shares of Gol were exchanged for 109,448,497 common shares and 6,751,719 preferred shares of the Registrant, 10,375,000 Class A preferred shares of Gol were exchanged for 29,049,994 preferred shares and six common shares of the Registrant and 8,408,206 Class B preferred shares of Gol were exchanged for 23,542,977 preferred shares of the Registrant. The reorganization did not affect our operations in any respect. The aggregate number of our common and preferred shares outstanding was increased to 168,793,243 as the result of a 2.80 -for-one stock split on May 25, 2004 (which includes 224 common shares and 56 preferred shares of the Registrant that were issued in connection with its formation on March 12, 2004). On June 24, 2004, the Registrant completed its initial public offering through the issuance of 18,750,000 preferred shares in the form of ADSs in the United States and other countries outside Brazil and in the form of preferred shares in Brazil. On April 28, 2005, the Registrant completed a primary and secondary offering of 16,905,000 preferred shares in the form of ADSs in the United States and other countries outside Brazil and in the form of preferred shares in Brazil. In addition, during 2005, our executive officers exercised stock options for an aggregate of 703,579 preferred shares. During 2006, our executive officers exercised stock options for an aggregate of 233,833 preferred shares. In 2007, we increased our capital and, as a result of 6.1 million shares issued for the VRG acquisition and 11,569 shares issued related to our stock option program. On March 20, 2009, our board of directors approved a capital stock increase issuing 6,606,366 voting and 19,487,356 preferred shares. On October 19, 2009, we concluded a global share offering of 19,002,500 common shares and 43,187,500 preferred shares. As of December 31, 2009 our capital structure consisted of 133,199,658 common shares and 133,199,658 preferred shares, each with no par value. We are a stock corporation (sociedade anônima) incorporated under the laws of Brazil.

Issued Share Capital

     Under our by-laws, our authorized capital as of December 31, 2009 was R$4 billion, and can be increased by the issuance of preferred or common shares, after approval by our board of directors. Our shareholders must approve any capital increase that exceeds our authorized capital. Under our bylaws and the Brazilian corporation law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their holdings. See “—Preemptive Rights.”

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

     Arbitration

     In connection with our listing with Level 2 of Differentiated Corporate Governance Practices, we and our controlling shareholders, directors, officers and members of our fiscal committee have undertaken to refer to arbitration any and all disputes arising out of the Level 2 rules or any other corporate matters. See “Market Information.” Under our by-laws, any disputes among us, our shareholders and our management with respect to the application of Level 2 rules, the Brazilian Corporate Law or the application of the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the BM&FBOVESPA Arbitration Chamber and rules. Any disputes among shareholders, including holders of ADSs, and disputes between us and shareholders, including holders of ADSs, will be submitted to arbitration in accordance with the BM&FBOVESPA Arbitration Chamber and rules.

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

     In addition to the requirements set out in the Level 2 regulations and our bylaws, according to the Brazilian corporation law, our registration as a publicly held company with shares traded on stock exchanges will be canceled only if we or our direct or indirect controlling shareholders make a public tender offer for the total outstanding shares in the market (which may be the same tender offer required by Level 2 regulations and our bylaws), at a fair value, for a price at least equal to our evaluation, determined based on the following criteria, separately or jointly adopted: stockholders’ equity book value, stockholders’ equity at market price, discounted cash flow, multiple comparisons, market price of our shares or any other criteria accepted by the CVM. Shareholders holding at least 10% of our outstanding shares may require our management to review the price offered for the shares, and in this event our management shall call a special shareholders` meeting to determine whether to perform another valuation using the same or a different valuation method. Such request must be made within 15 days following the disclosure of the price to be paid for the shares in the public tender offer, and shall be duly justified. The shareholders who make such request, as well as those who vote in its favor, shall reimburse us for any costs involved in preparing the new valuation if the valuation price is lower than or equal to the original valuation price. If the new valuation price is higher than the original valuation price, the public tender offer must be made at the new valuation price.

     Delisting from Differentiated Corporate Governance Practices Level 2

     We may, at any time, delist our shares from the Level 2 segment, provided that this is approved by shareholders representing the majority of our voting share capital at an annual shareholders’ meeting and that we provide written notice to the BM&FBOVESPA at least 30 days in advance. If we decide to delist from the Level 2 segment, in order to make our shares available to be traded outside the Level 2 segment, our controlling shareholders must conduct a public tender offer for the acquisition of our shares within the legal timeframe, based on the economic value calculated in the appraisal report prepared by a specialized and independent company, to be selected at an annual shareholders’ meeting from among three companies suggested by the board of directors. The public tender offer notice must be communicated to the BM&FBOVESPA and immediately disclosed to the market after the shareholder’s meeting during which the delisting was approved. If the delisting from the Level 2 segment is a result of the cancellation of our registration as a publicly held company, our controlling shareholders must follow the other requirements applicable to going private.

     The delisting from the Level 2 segment does not imply the cancellation of the trading of our shares on the BM&FBOVESPA.

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

     Form and Transfer

     Because our preferred shares are in registered book-entry form, Banco Itaú S.A., as registrar, must effect any transfer of shares by an entry made in its books, in which it debits the share account of the transferor and credits the share account of the transferee. When our shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our registrar by a representative of a brokerage firm or the stock exchange’s clearing system. Transfers of shares by a foreign investor are executed in the same way by that investor’s local agent on the investor’s behalf except that, if the original investment were registered with the Central Bank pursuant to Resolution No. 2,689, the foreign investor should also seek amendment through its local agent, if necessary, of the electronic registration to reflect the new ownership. The BM&FBOVESPA operates a clearinghouse through CBLC. The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in the register of our beneficial shareholders that is maintained by CBLC and will be treated in the same way as registered shareholders.

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

Aircraft General Terms Agreement between The Boeing Company and VRG Linhas Aéreas S.A.

In 2004, we entered into an agreement, as amended, with The Boeing Company for the purchase of aircraft, installation of buyer furnished equipment provided by us, customer support services and product assurance. In addition to the aircraft supplied, The Boeing Company will provide maintenance training and flight training programs, as well as operations engineering support.

Commercial Sale Promise Agreement between Petrobrás Distribuidora S.A. and VRG Linhas Aéreas S.A.

     In 2001, we entered into a commercial sale promise agreement for the purchase of fuel from Petrobrás, which was renewed July 7, 2006. We agreed to purchase fuel exclusively from Petrobrás in all of the airports where Petrobrás maintains aircraft fueling facilities. Petrobrás, in turn, agreed to provide us with all of our fuel needs in the supplying airports.

Reservation Services and Software License Use Agreement between Navitaire Inc. and VRG Linhas Aéreas S.A.

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

Material Brazilian Tax Considerations

     The following discussion, in the opinion of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados addresses the material Brazilian tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs by a non-Brazilian holder.

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

     With respect to the ADSs, arguably the gains realized by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian resident are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non- Brazilian Holder on the disposition of ADSs to another non-Brazilian resident. As a result, gains on a disposition of ADSs by a non-Brazilian holder to Brazilian resident, or even to non-Brazilian holder in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described ahead. It is important to clarify that, for purposes of Brazilian taxation, the income tax rules on gains related to disposition of preferred shares or ADSs vary depending on the domicile of the non-Brazilian holder, the form by which such non-Brazilian holder has registered its investment with the Central Bank and/or how the disposition is carried out, as described below.

     The deposit of preferred shares in exchange for ADSs may be subject to Brazilian tax on capital gains at the rate of 15%, or 25% in the case of investors domiciled in a Low or Nil Tax Jurisdiction, if the acquisition cost of the preferred shares is lower than (a) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit or (b) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the preferred shares calculated as described above, will be considered to be a capital gain subject to taxation. In some circumstances, there may be arguments to sustain that such taxation is not applicable in the case of a non-Brazilian holder that is a 2,689 Holder (as defined below) and is not resident in a Low or Nil Tax Jurisdiction.

     The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian tax as long as the regulatory rules are duly observed in respect to the registration of the investment before the Central Bank.

     Gains assessed on the disposition of the preferred shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

  exempt from income tax, when assessed by a non-Brazilian holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 2,689/00 (“2,689 Holder”) and (2) is not resident in a Low or Nil Tax Jurisdiction; or

  subject to income tax at a rate of 15% in any other case, including the gains assessed by a non-Brazilian holder that is not a 2,689 Holder or is a resident in a Low or Nil Tax Jurisdiction. In these cases, a withholding income tax of 0.005% shall be applicable and can be offset with the eventual income tax due on the capital gain.

     Any other gains assessed on the disposition of the preferred shares that are not carried out on the Brazilian stock exchange are subject to income tax at a rate of 15%, except for a resident of a Low or Nil Tax Jurisdiction, or yet where local regulations impose restrictions on disclosure of share ownership and identity of beneficiary holders which, in this case, is subject to income tax at a rate of 25%. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against the eventual income tax due on the capital gain.

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

     Distributions of Interest on Shareholders’ Equity. In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company’s shareholders’ equity as an alternative to making individual distributions. Such interest is calculated by reference to the TJLP as determined by the Central Bank from time to time and cannot exceed the greater of:

  50% of net income (after the deduction of social contribution on profits and before taking such distribution and the provision for corporate income tax into account) for the period in respect of which the payment is made; or

  50% of the sum of retained profits and profits reserves, as of the date of the beginning of the period in respect of which the payment is made.

     Distributions of interest on shareholders’ equity in respect of the preferred shares paid to shareholders who are either Brazilian residents or non-Brazilian holders, including non-Brazilian holders of ADSs, are subject to Brazilian income withholding tax at the rate of 15%, or 25% in case of a resident of a Low or Nil Tax Jurisdiction. The distribution of interest on shareholders’ equity may be determined by our board of directors. We cannot assure you that our board of directors will not determine that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends.

     The amounts paid as distribution of interest on shareholders’ equity are deductible for corporation income tax and social contribution on profit, both of which are taxes levied on our profits, as far as the limits and rules described above are observed by us.

     Low or Nil Taxation Jurisdictions.

     On June 24, 2008, Law No. 11,727 introduced the concept of “privileged tax regime”, considered as such the tax regime that (i) does not tax income or taxes it at a maximum rate lower than 20%; (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or dependency or (b) contingent to the non-exercise of a substantial economic activity in the country or dependency; or (iii) does not tax or that taxes the income generated abroad at a maximum rate lower than 20%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out. We have been advised that the best interpretation of Law No. 11,727/08 should lead us to conclude that the new concept of “privileged tax regime” would be applicable solely for purposes of transfer pricing rules in export and import transactions. However, due to the recent enactment of this Law, we are unable to ascertain whether or not the privileged tax regime concept will be extended to the concept of Low or Nil Taxation Jurisdiction. The provisions of Law No. 11,727/08 that refer to the “privileged tax regime” came into effect on January 1, 2009.

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

     Tax on foreign exchange transactions

     Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a non-Brazilian holder in the preferred shares and ADSs may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange. Although the current applicable rate for almost all foreign currency exchange transactions is 0.38%, the exchange transactions for the inflow and the outflow of funds by non–Brazilian holders for investment in the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at the respective rates of 2% and 0%. In any case, the Brazilian Government is permitted to increase at any time the rate to a maximum of 25%, but only in relation to future transactions.

     Tax on Bonds and Securities Transactions

     Pursuant to Decree 6,306/07, the Tax on Bonds and Securities Transactions (“IOF/Bonds”) may be imposed on any transactions involving bonds and securities even if the transactions are performed on a Brazilian stock exchange. As a general rule, the rate of this tax is currently 0% but the Brazilian government may increase such rate up to 1.5% per day, but only with respect to future transactions.

     Registered Capital

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

     Material United States Federal Income Tax Consequences

     The following discussion describes the material United States federal income tax consequences of purchasing, holding and disposing of our preferred shares or ADSs. This discussion applies only to beneficial owners of ADSs or preferred shares that are “U.S. Holders,” as defined below. This discussion is based on the United States Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed Treasury Regulations, administrative pronouncements by the United States Internal Revenue Service, or IRS, and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations.

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

     Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for United States federal income tax purposes. Please see the discussion under —Passive foreign investment company rules” below. Further, this discussion does not address the alternative minimum tax consequences of holding preferred shares or ADSs or the indirect consequences to holders of equity interests in partnerships or other entities that own our preferred shares or ADSs. In addition, this discussion does not address the state, local and foreign tax consequences of holding our preferred shares or ADSs.

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

     If a partnership (or any other entity taxable as a partnership for United States federal income tax purposes) holds preferred shares or ADSs, the United States federal income tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partnership that holds our preferred shares or ADSs and partners in such partnerships should consult their own tax advisors regarding the United States federal income tax consequences of the purchase, ownership and disposition of our preferred shares or ADSs.

     For United States federal income tax purposes, a U.S. Holder of an ADS will generally be treated as the beneficial owner of the preferred shares represented by the ADS. However, see the discussion below under –”Distribution on preferred shares or ADSs” regarding certain statements made by the United States Treasury concerning depository arrangements.

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

     A U.S. Holder will be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a United States foreign tax credit in respect of any Brazilian withholding taxes imposed on dividends received on preferred shares or ADSs. U.S. Holders who do not elect to claim a foreign tax credit with regard to any foreign income taxes paid or accrued during the taxable year may instead claim a deduction in respect of such withholding taxes. Dividends received with respect to the preferred shares or ADSs will be treated as foreign source income, which may be relevant in calculating such U.S. Holder’s United States foreign tax credit limitation. For purposes of the United States foreign tax credit limitation, foreign source income is separated into different “baskets,” and the credit for foreign taxes on income in any basket is limited to the United States federal income tax allocable to such income. Dividends paid with respect to our preferred shares or ADSs should generally constitute “passive category income” for most U.S. Holders. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances. The United States Treasury has expressed concern that intermediaries in connection with depository arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by United States persons who are holding depositary shares. Accordingly, investors should be aware that the discussion above regarding the ability to credit Brazilian withholding tax on dividends and the availability of the reduced tax rate for dividends received by certain non-corporate holders described below could be affected by actions taken by parties to whom the ADSs are released and the IRS.

     Dividends paid by us generally will not be eligible for the dividends received deduction available under the Code to certain United States corporate shareholders. Subject to the above-mentioned concerns by the United States Treasury and certain exceptions for short-term and hedged positions, the United States dollar amount of dividends received by certain U.S. Holders (including individuals) prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Our ADSs are listed on the New York Stock Exchange, and therefore the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or will remain readily tradable. Subject to the discussion of passive foreign investment company rules below, based upon the nature of our current and projected income, assets and activities, we do not believe the preferred shares or the ADSs have been, nor do we expect them to be, shares of a PFIC for United States federal income tax purposes.

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

     The amount of any cash distribution paid in Brazilian currency will equal the United States dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the U.S. Holder (in the case of preferred shares held directly by such U.S. Holder), regardless of whether the payment is in fact converted to U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of such distribution if such Brazilian currency is converted into U.S. dollars on the date received. If the Brazilian currency is not converted into United States dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Brazilian currency. Such foreign currency gain or loss, if any, will be United States source ordinary income or loss.

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

     If a Brazilian tax is withheld on the sale, exchange or other taxable disposition of a preferred share or ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Brazilian tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a preferred share or ADS generally will be treated as United States source income or loss for United States foreign tax credit purposes. Consequently, in the case of a sale, exchange or other taxable disposition of a preferred share or ADS that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for an ADS or preferred share, as the case may be, that is not registered pursuant to Resolution No. 2,689, on which a Brazilian capital gains tax is imposed (see above under “— Material Brazilian Tax Considerations — Taxation of Gains”), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax unless the U.S. Holder can apply the credit against United States federal income tax payable on other income from foreign sources in the appropriate income category. Alternatively, the U.S. Holder may take a deduction for the Brazilian tax if it does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued during the taxable year.

     Passive foreign investment company rules

     In general, a foreign corporation is a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds stock in the foreign corporation, at least 75% of its gross income is passive income or at least 50% of the value of its assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. In determining whether a foreign corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% interest (by value) is taken into account. For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of investment assets (subject to various exceptions). Based upon the nature of our current and projected income, assets and activities, we do not believe the preferred shares or ADSs are, nor do we expect them to be, shares of a PFIC for United States federal income tax purposes. However, the determination of whether the preferred shares or ADSs constitute shares of a PFIC is a factual determination made annually and thus may be subject to change. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current or any past or future tax year.

     If, contrary to the discussion above, we are treated as a PFIC, a U.S. Holder would be subject to special rules (and may be subject to increased United States federal income tax liability and form filing requirements) with respect to (a) any gain realized on the sale, exchange or other disposition of preferred shares or ADSs and (b) any “excess distribution” made by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the preferred shares or ADSs exceed 125% of the average annual distributions the U.S. Holder received on the preferred shares or ADSs during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the preferred shares or ADSs). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to United States federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of United States federal income tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC. A U.S. Holder who owns preferred shares or ADSs during any taxable year that we are a PFIC generally must file IRS Form 8621. U.S. Holders should also be aware that recently enacted legislation may broaden the current IRS Form 8621 filing requirements or impose an additional annual filing requirement for United States persons owning shares of a PFIC. The legislation does not describe what information would be required to be included in either situation, but grants the Secretary of the United States Treasury power to make this determination. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to our preferred shares or ADSs and the application of the recently enacted legislation to their particular situation. U.S. Holders should also consult their own tax advisors regarding the application of the PFIC rules to our preferred shares and ADSs and the application of the recently enacted legislation to their particular situation.

      In general, if we are treated as a PFIC, the rules described above can be avoided by a U.S. Holder that elects to be subject to a mark-to-market regime for stock in a PFIC. A U.S. Holder may elect mark-to-market treatment for its preferred shares or ADSs, provided the preferred shares or ADSs, for purposes of the PFIC rules, constitute “marketable stock” as defined in United States Treasury regulations. The ADSs will be “marketable stock” for this purpose if they are regularly traded on the New York Stock Exchange, other than in de minimis quantities on at least 15 days during each calendar quarter. A U.S. Holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the preferred shares or ADSs had been sold at fair market value. Any gain recognized by the U.S. Holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the value of preferred shares or ADSs as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of preferred shares or ADSs would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s adjusted tax basis in preferred shares or ADSs would increase or decrease by gain or loss taken into account under the mark-to-market regime. A mark-to-market election is generally irrevocable. If we are determined to be a PFIC, a U.S. Holder may be treated as indirectly holding any subsidiary of ours that is itself a PFIC(a lower-tier PFIC) and may be subject to the PFIC rules on indirect distributions or sales of the lower-tier PFIC, even if the U.S. Holder does not receive of the proceeds of such distribution or sales. In addition, a mark-to-market election with respect to preferred shares or ADSs would not apply to any lower-tier PFIC, and a U.S. Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, the PFIC rules could apply with respect to income of a lower-tier PFIC, the value of which would already have been taken into account indirectly via mark-to-market adjustments in respect of preferred shares or ADSs.

     If we are deemed to be a PFIC for a taxable year, dividends on our ADSs would not be “qualified dividend income” subject to preferential rates of Unites States federal income tax, as described above. See “— Distributions on preferred shares or ADSs.”

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

     In addition, U.S. Holders should be aware that recently enacted legislation imposes new reporting requirements with respect to the holding of foreign financial assets, including stock of foreign issuers, if the aggregate value of all of such assets exceeds $50,000. U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to our common shares and the application of the recently enacted legislation to their particular situation.

     Other Brazilian taxes

     You should note that any Brazilian IOF/Exchange Tax or IOF/Bonds tax may not be treated as a creditable foreign tax for United States federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code. You should consult your tax advisors regarding the United States federal income tax consequences of these taxes.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes to the price of fuel, the real/U.S. dollar exchange rate and interest rates. The Company purchases jet fuel at prevailing market prices, but seeks to manage market risk through execution of a documented hedging program. The Company incurs a portion of its costs and operating expenses in U.S. dollars. The Company has interest rate risk in its floating rate leases and debt obligations. The company operates 127 aircraft, 94 of which were under operating leases and 33 were under finance leases. However, fixed rate leases are not considered market sensitive financial instruments and, therefore, are not included in the interest rate sensitivity analysis below.

Aircraft Fuel

     Our results of operations are affected by changes in the price of aircraft fuel required to operate our aircraft fleet. To manage the price risk, we utilize crude oil and heating oil derivative contracts. All of our derivative instruments must be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. We avoid concentration of credit risk. All existing contracts settle on a monthly basis. We do not purchase or hold any derivative instruments for trading purposes. At December 31, 2009, we had crude oil derivative contracts outstanding for up to 2,183 barrels of oil. The fair value of such contracts was R$18.6 million. If the price of fuel increased by 10% in relation to the average 2009 price, based on expected fuel consumption in 2009, such an increase would result in an increase to aircraft fuel expense of approximately R$193.5 million in 2010, not considering our derivative contracts. We acquire substantially all of our fuel and oil from one supplier.

Foreign Currencies

     A significant part of our costs and operating expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. To manage exchange rate risk, we enter into derivative contracts with various counterparties to protect ourselves against a possible depreciation or devaluation of the real in relation to the U.S. dollar. At December 31, 2009, we had outstanding currency futures contracts. The fair value of such contracts was R$1.0 million. As a measure of our market risk with respect to our foreign currency exposure, an increase in aircraft and engine maintenance expense, aircraft operating lease payments and aircraft insurance from a hypothetical 10% depreciation of the real against the U.S. dollar would be approximately R$296.1 million, not considering our derivative contracts.

Interest Rates

     Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments, variable-rate leasing contracts and on interest income generated from our cash and short-term investment balances. At December 31, 2009, 14% of our aircraft rental expenses had floating interest rates. A hypothetical 10% increase in market interest rates as of December 31, 2009 would increase our aircraft rental and interest expense by approximately R$0.3 million. A hypothetical 10% decrease in market interest rates as of December 31, 2009 would decrease our interest income by approximately R$0.3 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt, variable-rate leasing contracts and cash equivalent and short-term investment balances at December 31, 2009.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D. American Depositary Shares

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

Fees and Expenses

     The following table summarizes the fees and expenses payable by holders of ADRs:

Persons depositing preferred shares or ADR holders must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of preferred shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been preferred shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

US$0.02 (or less) per ADS per calendar year (to the extent the depositary has not collected a cash distribution fee of $.02 per ADS during the year)	Depositary services

Registration or transfer fees	Transfer and registration of preferred shares on our preferred share register to or from the name of the depositary or its agent when you deposit or withdraw preferred shares.

Expenses of the depositary in converting foreign currency to U.S. dollars

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or preferred share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	No charges of this type are currently made in the Brazilian market

Payment of Taxes

     The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not sufficient to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reimbursement of Fees

     The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of United States federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

     The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Reimbursement of Fees Incurred in 2009

     From January 1, 2009 until the date of this annual report, the Company received from the depositary US$100,000 for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     Disclosure Controls and Procedures. The Registrant maintains controls and procedures designed to ensure that it is able to collect the information it is required to disclose in the reports it files with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. Based on an evaluation of the Registrant’s disclosure controls and procedures as of the end of the period covered by this report conducted by the Registrant’s management, with the participation of the chief executive and chief financial officers, the chief executive officer and chief financial officer, after evaluating together with other members of management the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) have concluded that our disclosure controls and procedures are effective to ensure that the Registrant is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods.

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

     Management assessed the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2009, the Company’s internal control over financial reporting is effective based on those criteria.

     Attestation Report of the Independent Registered Public Accounting Firm. The effectiveness of internal controls over financial reporting as of December 31, 2009 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. Deloitte’s report on the Company’s internal controls over financial reporting is included herein.

     Changes in internal controls. For the year ended December 31, 2008 our management found that a material weakness in our internal controls over financial reporting resulted in the need for adjustments to our financial statements. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

     After the publication of our financial statements in IFRS as of and for the year ended December 31, 2008, we identified in the process of preparing our annual report, adjustments related to the accounting for the acquisition of VRG and the recognition of certain deferred tax assets related to temporary differences in our accounting for aircraft leases. Our internal controls over financial reporting did not detect these deficiencies, which led to the need to restate the aforementioned IFRS financial statements. The material weakness identified was as follows:

     • We performed the consolidation of our financial statements using spreadsheets for complex manual accounting processes. As a result, certain controls in the consolidation process were manual and we had not taken advantage of the inherent controls in an automated consolidation package.

     • The regulatory complexity in the integration of VRG and our parallel transition to IFRS led to more time and effort being spent on the preparation of our financial statements, at the expense of the time we allocated to the financial statement close process and the internal controls related thereto.

     • This shift in focus could not be mitigated due to turnover of personnel, which resulted in insufficient communication and teamwork among those involved in the audit and the preparation of our financial statements, leading to less efficient and thorough review and closing processes.

     In light of this material weakness, in preparing the restated financial statements as of and for the year ended December 31, 2008, we performed a full revision of the financial statements and post-closing procedures to provide assurance regarding the accuracy of the restated financial statements.

     To address the material weakness described above we undertook remediation measures to ensure the accuracy and effectiveness of our internal controls over financial reporting, including:

     • Automating certain portions of the financial statement close process to take advantage of the built-in controls of the automated system and increasing the amount of time allocated to the internal controls over the process.

     • Ensuring that the supervisory function and experience levels of the personnel in the accounting area are adequate and allow sufficient time to review and address critical accounting issues in order to further strengthen the financial statement close process.

     • Providing ongoing training in IFRS and internal controls to our staff.

     • Strengthening management’s proactive oversight function through our accounting, tax and financial statement policy subcommittee by increased focus on income taxes and related deferrals, and all future material non-common and non-recurring transactions.

     These measures were successful in remediating the material weakness identified as of December 31, 2008.

     No other significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Luiz Kaufmann, a member of our audit committee, is an “audit committee financial expert” as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6C. Board Practices—Audit Committee.”

ITEM 16B. CODE OF ETHICS

     Our board of directors has adopted a Code of Ethics applicable to our directors, officers and employees, including our principal executive officer and principal financial officer. The Code of Ethics can be found at www.voegol.com.br under the heading “Investor Relations.” Information found at this website is not incorporated by reference into this document.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table sets forth by category of service the total fees for services performed by our principal accountants during the fiscal years ended December 31, 2009 and 2008. Ernst & Young Auditores Independentes S.S., or E&Y, was our principal accountant during the fiscal year ended December 31, 2008, and until March 31, 2009, and Deloitte was our principal accountant during the fiscal year ended December 31, 2009.

	2008	2009

	(in reais)
Audit Fees	5,616,361	1,695,392(1)
Audit-Related Fees	—	605,089(2)
Tax Fees	335,618	—
All Other Fees	351,818	—

Total	6,303,797	2,300,481

(1)	Does not include fess of R$537,462 paid to E&Y for its review of our interim financial statements as of March 31, 2009.
(2)	Does not include R$165,067 paid to E&Y for services in connection with securities offerings.

Audit Fees

     Audit fees include the audit of our consolidated annual financial statements and internal controls, the audit of our Brazilian GAAP financial statements, review of our quarterly reports and required statutory audits.

Audit-Related Fees

     Audit-related fees include fees for the preparation and issuance of comfort letters in connection with our offering and registering securities with the SEC. No audit-related fees were incurred in 2008.

     In 2009, audit-related fees for services performed by E&Y amounted to R$165,067 and for services performed by Deloitte amounted to R$605,089.

Tax Fees

     Tax advisory services provided by E&Y in 2008 amounted to R$335,618. In 2009 E&Y did not provide us any tax advisory services.

     There were no tax advisory services provided by Deloitte in 2008 and 2009.

All Other Fees

     Other fees for services performed by E&Y during the fiscal year 2008 were related to the adoption of IFRS and amounted to R$351,818. There were no other fees for services performed by E&Y during 2009.

     There were no other fees for services performed by Deloitte during the fiscal years ended December 31, 2008 and 2009.

Pre-Approval Policies and Procedures

     Our audit committee approves all audit, audit-related services, tax services and other services provided by Deloitte or E&Y. Any services provided by Deloitte or E&Y that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2009 and 2008, none of the fees paid to E&Y and Deloitte were approved pursuant to the de minimis exception.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     In January 2008, our board of directors authorized a share buy-back program on the BM&FBOVESPA of up to 5,000,000 of our preferred shares, at market prices, representing 8.8% of the total number of preferred shares outstanding in the market. The purpose of the buyback is the purchase of preferred shares to be held in treasury and subsequently resold or cancelled, without reducing our capital. The period for these authorized transactions was 365 days from January 28, 2008. The program expired in January 2009, and a total of 1,574,200 preferred shares were bought back under the program.

     On December 9, 2009, our board of directors approved the cancellation of 1,119,775 preferred shares held in treasury and the amount of R$29.3 million was recorded against the capital reserves account. At December 31, 2009, we had 454,425 shares held in treasury, amounting to R$11.9 million.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

     As previously disclosed in our current report on Form 6-K filed on June 17, 2009, our board of directors, based on the recommendation from our audit committee, approved the dismissal of E&Y as independent registered public accounting firm and the engagement of Deloitte to serve as our new independent registered public accounting firm for fiscal year 2009 as of April 1, 2009.

     E&Y’s audit report dated March 19, 2009, except for Notes 2.a. and 24, which date is May 4, 2009, on our consolidated financial statements for the fiscal year ended December 31, 2008 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. E&Y’s audit report dated February 11, 2008 on our consolidated financial statements for the fiscal year ended December 31, 2007 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

     E&Y’s audit report dated March 19, 2009, except for the effects of the material weakness described in the fifth paragraph therein, as to which the date is May 4, 2009, on the effectiveness of internal control over financial reporting as of December 31, 2008 contained an adverse opinion. E&Y’s report disclosed that management had identified and included in their assessment a material weakness in the financial statement closing process in connection with the implementation of IFRS related to the acquisition of VRG and the recognition of certain deferred tax assets related to temporary differences in the accounting for aircraft leases and, as a result, concluded that previously reported profit (loss) had been overstated. The insufficient controls related to the foregoing resulted in a restatement of our consolidated financial statements as of December 31, 2008 and 2007 and for the years then ended. E&Y’s audit report dated February 12, 2008 on the effectiveness of internal control over financial reporting as of December 31, 2007 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

     During the two fiscal years preceding the dismissal of E&Y and the subsequent interim period from January 1, 2009 through March 31, 2009, there were no disagreements between us and E&Y on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreement in its report on our consolidated financial statements. During the two fiscal years preceding the dismissal of E&Y and the subsequent interim period from January 1, 2009 through March 31, 2009, there were no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K, except for the material weakness identified on the effectiveness of internal control over financial reporting as of December 31, 2008.

     We have provided E&Y with a copy of the foregoing statements and have requested and received from E&Y a letter addressed to the Securities and Exchange Commission stating whether or not E&Y agrees with the above statements. A copy of the letter from E&Y is attached as Exhibit 16.1 to this annual report.

     During the two fiscal years preceding the dismissal of E&Y and the subsequent interim period from January 1, 2009 through March 31, 2009, neither us nor anyone acting on our behalf, consulted Deloitte regarding any of the matters or events set forth in Item 3.04(a)(2) of Regulation S-K.

ITEM 16G. CORPORATE GOVERNANCE

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

     Under the Brazilian corporation law, the fiscal committee may not contain members that (i) are on our board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company, or (iv) are spouses or relatives of any member of our management, up to the third degree. Our by-laws provide for a non-permanent fiscal committee to be elected only by our shareholders’ request at a general shareholders’ meeting. The fiscal committee, when elected, will be comprised of a minimum of three and a maximum of five members and an equal number of alternate members. In 2009, our shareholders did not request the election of a fiscal committee.

     Audit Committee

     NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian corporate law. Our audit committee, which is not equivalent to, or comparable with, a U.S. audit committee, provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance. The audit committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of our independent auditors and helps coordinate their activities. It also evaluates the effectiveness of our internal financial and legal compliance controls. The audit committee comprises three members elected by the board of directors for a one-year term with the right to re-election, all three of which are independent. The current members of our audit committee are Álvaro de Souza, Antônio Kandir and Luiz Kaufmann. All members meet the independent membership requirements of the SEC and NYSE as well as other NYSE requirements. Luiz Kaufmann is the committee’s “financial expert” within the scope of the SEC rules covering the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

     Nomination/Corporate Governance and Compensation Committees

     NYSE rules require that listed companies have a nominating/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. Required responsibilities for the nominating/corporate governance committee include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. Required responsibilities for the compensation committee include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non-chief executive officer compensation, incentive-compensation and equity-based plans.

     We are not required under applicable Brazilian law to have a nomination/corporate governance committee or compensation committee. Under the Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general meeting. The board of directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members. In making such determinations, the board reviews the performance of the executive officers, including the performance of our chief executive officer, who typically excuses himself from discussions regarding his performance and compensation.

     Our personnel and corporate governance committee is responsible for the coordination, implementation and periodic review of best corporate governance practices and for monitoring and keeping our board of directors informed of legislation and market recommendations addressing corporate governance. It also reviews and recommends to our board of directors human resources policies, forms of compensation, including salary, bonus and stock options, to be paid to our employees, as well as analyzing management’s career and succession plans. The committee consists of up to five members elected by our board of directors for a one-year term, with the right to re-election, comprising the chairman of the board of directors, one member of the board of directors, two outside specialists and the management and personnel officer. The personnel and corporate governance committee currently consists of Henrique Constantino, a member of our board of directors, Betânia Tanure de Barros, Álvaro de Souza, Paulo César Aragão and Ricardo Khauaja.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

     See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

     See our consolidated financial statements beginning on Page F-1.

ITEM 19. EXHIBITS

1.1	*	By-laws of the Registrant (English translation).

2.1
Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

8.1	*	List of Subsidiaries.

10.1
Agreement, dated as of January 1, 2002, between the Registrant and Petrobrás Distribuidora S.A., including Amendment No. 1, dated as of May 1, 2002, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

10.3
Navitaire Hosted Services Agreement, dated May 1, 2004, between Navitaire Inc. and Gol Transportes Aéreos S.A., including amendments 1 through 7 thereto, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2006, as filed on February 28, 2007.

10.4
Amendment No. 8 to Navitaire Hosted Services Agreement dated as of June 11, 2007, between Navitaire Inc. and Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

10.5
Amendment No. 9 to Navitaire Hosted Services Agreement dated as of August 20, 2007, between Navitaire Inc. and Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

10.6
Amendment No. 10 to Navitaire Hosted Services Agreement dated as of August 27, 2007, between Navitaire Inc. and Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

10.7
Amendment No. 11 to Navitaire Hosted Services Agreement dated as of April 24, 2008, between Navitaire Inc. and Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2008, as filed on May 8, 2009.

10.8
Amendment No. 12 to Navitaire Hosted Services Agreement dated as of April 24, 2008, between Navitaire Inc. and Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2008, as filed on May 8, 2009.

10.9
Amendment No. 13 to Navitaire Hosted Services Agreement dated as of May 5, 2008, between Navitaire Inc. and Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2008, as filed on May 8, 2009.

10.10
Amendment No. 14 to Navitaire Hosted Services Agreement dated as of October 1, 2008, between Navitaire Inc. and Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2008, as filed on May 8, 2009.

10.11
Amendment No. 15 to Navitaire Hosted Services Agreement dated as of October 1, 2008, between Navitaire Inc. and Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2008, as filed on May 8, 2009.

10.12	*
Amendment No. 16 to Navitaire Hosted Services Agreement dated as of October 1, 2009, between Navitaire Inc. and Gol Transportes Aéreos S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.13	*
Amendment No. 17 to Navitaire Hosted Services Agreement dated as of February 1, 2010, between Navitaire Inc. and Gol Transportes Aéreos S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.14
Aircraft Purchase Agreement, dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

10.15
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

10.18
Supplemental Aircraft Purchase Agreement No. 4 dated as of March 24, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

10.19
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

10.23
Supplemental Agreement No. 9 dated March 6, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

10.24
Supplemental Agreement No. 10 dated October 19, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.25
Supplemental Agreement No. 11 dated October 24, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2006, as filed on February 28, 2007.

10.26
Supplemental Agreement No. 12 dated February 8, 2007 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

10.27
Supplemental Agreement No. 13 dated December 17, 2007 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

10.28
Supplemental Agreement No. 14 dated September 20, 2008 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2008, as filed on May 8, 2009.

10.29	*
Supplemental Agreement No. 15 dated April 30, 2008 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.30	*
Supplemental Agreement No. 16 dated September 24, 2008 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.31	*
Supplemental Agreement No. 17 dated October 28, 2009 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

12.1	*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	*	Section 1350 Certification of Chief Executive Officer.

13.2	*	Section 1350 Certification of Chief Financial Officer.

16.1	*	Letter from Ernst & Young Auditores Independentes S.S. to the Securities and Exchange Commission, dated March 31, 2010, regarding the change in certifying accountant.

*		Filed herewith.

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

Dated: March 31, 2010

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007 and Independent Accountants’ Report

Deloitte Touche Tohmatsu Auditores Independentes

GOL LINHAS AÉREAS INTELIGENTES S.A.

Consolidated Financial Statements

December 31, 2009 and 2008
(In thousands of Brazilian Reais)

Deloitte Touche Tohmatsu
Rua José Guerra, 127
04719-030 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Gol Linhas Aéreas Inteligentes S.A.

We have audited the accompanying consolidated statement of financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries (the “Company”) as of December 31, 2009, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2009, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO, and our report, dated March 23, 2010, expressed an unqualified opinion on the Company’s internal control over financial reporting.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
São Paulo, Brazil
March 23, 2010

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its member firms.
Member of Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Rua José Guerra, 127
04719-030 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Gol Linhas Aéreas Inteligentes S.A.

We have audited the internal control over financial reporting of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. The Company’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included: obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards - IFRS. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards - IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Deloitte Touche Tohmatsu

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the consolidated statement of financial position of the Company as of December 31, 2009, and related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the year then ended. Our report, dated March 23, 2010, expressed an unqualified opinion on those consolidated financial statements.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
São Paulo, Brazil
March 23, 2010

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its member firms.
Member of Deloitte Touche Tohmatsu

Independent Accountants’ Report of Ernst & Young Auditores Independentes

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

Maria Helena Pettersson
Partner

São Paulo, Brazil
March 19, 2009, except for Notes 2 a) and 24,
as to which the date is May 4, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian Reais, except amounts per share)

	Notes	2009	2008	2007

Operating revenues
Passenger		5,306,530	5,890,104	4,566,691
Cargo and other		718,852	516,089	374,293

Total operating revenues		6,025,382	6,406,193	4,940,984

Operating expenses
Salaries	3	(1,100,953)	(983,783)	(799,344)
Aircraft fuel		(1,813,104)	(2,630,834)	(1,898,840)
Aircraft rent		(650,683)	(645,089)	(525,785)
Aircraft insurance		(56,324)	(42,813)	(44,646)
Sales and marketing		(364,551)	(588,735)	(367,866)
Landing fees		(312,637)	(338,370)	(273,655)
Aircraft and traffic servicing		(381,721)	(422,177)	(348,732)
Maintenance materials and repairs		(417,212)	(388,030)	(339,281)
Depreciation and amortization		(142,853)	(125,127)	(62,548)
Other operating expenses		(372,052)	(329,883)	(270,422)

Total operating expenses		(5,612,090)	(6,494,841)	(4,931,119)

Income (loss) before finance income and expenses		413,292	(88,648)	9,865

Finance income and expenses
Finance expenses	4	(1,076,058)	(1,858,738)	(448,562)
Finance income	4	1,418,902	752,344	639,580

Total finance income and expenses, net		342,844	(1,106,394)	191,018

Income (loss) before income taxes		756,136	(1,195,042)	200,883

Income taxes	5
Current		(609)	(57,338)	(105,291)
Deferred		135,305	13,033	71,696

		134,696	(44,305)	(33,595)

Net income (loss) for the year		890,832	(1,239,347)	167,288

Basic earnings (losses) per share	15	3.92	(6.16)	0.84
Diluted earnings (losses) per share	15	3.91	(6.16)	0.84

The accompanying notes are an integral part of these consolidated financial statements

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian Reais)

	Notes	2009	2008	2007

Net income (loss) for the year		890,832	(1,239,347)	167,288

Other comprehensive income (loss)
Available for sale financial assets	22	(1,866)	10,727	(6,726)
Cash flow hedges	22	28,874	(30,523)	(3,628)
Income tax	5	(9,817)	10,378	1,233

		17,191	(9,418)	(9,121)

Total comprehensive income (loss) for
the year		908,023	(1,248,765)	156,012

The movements in comprehensive income (loss) for the years ended on December 31, 2009, 2008 and 2007 are presented below:

	Available for			Total
	sale financial	Cash flow	Income	comprehensive
	assets	hedges	tax	income (loss)

Balance at December 31, 2006	-	3,282	(1,116)	2,166

Realized losses on financial instruments transferred to profit or loss	-	(11,362)	-	(11,362)
Increase (decrease) in fair value	(6,726)	7,734	1,233	2,241

Balance at December 31, 2007	(6,726)	(346)	117	(6,955)

Realized losses on financial instruments transferred to profit or loss	-	2,575	-	2,575
Decrease in fair value	10,727	(33,098)	10,378	(11,993)

Balance at December 31, 2008	4,001	(30,869)	10,495	(16,373)

Realized losses on financial instruments transferred to profit or loss	7	98,576	-	98,583
Decrease in fair value	(1,873)	(69,702)	(9,817)	(81,392)

Balance at December 31, 2009	2,135	(1,995)	678	818

The accompanying notes are an integral part of these consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2009 AND 2008
(In thousands of Brazilian Reais)

	Notes	2009	2008

Assets
Non-current assets
Property, plant and equipment, net	8	3,325,713	3,011,105
Intangible assets	9	1,231,785	1,210,320
Other non-current assets
Prepaid expenses	7	63,574	58,793
Deposits	6	805,140	493,460
Deferred income tax	5	866,136	603,071
Restricted cash	13	7,264	6,589
Other non-current assets		17,304	98,956

Total other non-current assets		1,759,418	1,260,869

Total non-current assets		6,316,916	5,482,294

Current assets
Other current assets		42,983	52,386
Prepaid expenses	7	124,728	123,801
Deposits	6	50,429	237,914
Recoverable taxes, net	5	86,125	110,767
Inventories, net	10	137,959	188,164
Trade and other receivables	11	519,308	344,927
Restricted cash	13	18,820	176,697
Short-term investments	23a	40,444	245,585
Cash and cash equivalents	12	1,382,408	169,330

Total current assets		2,403,204	1,649,571

Total assets		8,720,120	7,131,865

The accompanying notes are an integral part of these consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2009 AND 2008
(In thousands of Brazilian Reais)

	Notes	2009	2008

Shareholders' equity and liabilities
Shareholders' equity	14
Issued capital		2,062,272	1,250,618
Capital reserves		60,263	89,556
Treasury shares		(11,887)	(41,180)
Other reserves		818	(16,373)
Retained earnings (accumulated losses)		498,520	(211,013)

Total shareholders' equity		2,609,986	1,071,608

Non-current liabilities
Other non-current liabilities		115,429	142,283
Tax obligations	17	88,642	41,055
Provisions	18	76,834	157,310
Deferred taxes	5	562,303	421,967
Advances from customers	19	64,087	-
Smiles deferred revenue	20	221,414	262,626
Long-term debt	23b	2,542,167	2,452,437

Total non-current liabilities		3,670,876	3,477,678

Current liabilities
Other current liabilities		85,789	219,308
Dividends payable	14	186,416	577
Advances from customers	19	126,059	-
Smiles deferred revenue	20	92,541	90,043
Provisions	18	66,259	165,287
Advance ticket sales	25	561,347	572,573
Sales taxes and landing fees		76,331	97,210
Tax obligations	17	57,277	39,605
Salaries, wages and benefits		233,162	146,805
Accounts payable		362,382	283,719
Short-term debt	23b	591,695	967,452

Total current liabilities		2,439,258	2,582,579

Total shareholders' equity and liabilities		8,720,120	7,131,865

The accompanying notes are an integral part of these consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands of Brazilian Reais)

		Issued capital		Treasury Shares			Other reserves

	Notes	Shares	Amount	Shares	Amount	Capital reserves	Investments revaluation reserve	Cash flow hedging reserve	Retained earnings (accumulated losses)	Total

Balance at December 31, 2006		196,206,466	887,625	-	-	89,556	-	2,166	1,189,811	2,169,158

Net income for the year		-	-	-	-	-	-	-	167,288	167,288
Other comprehensive income for the year		-	-	-	-	-	(6,726)	(2,395)		(9,121)

Total comprehensive income		-	-	-	-	-	(6,726)	(2,395)	167,288	(158,167)
Common shares issued		11,569	432	-	-	-	-	-	-	432
Shares issued		6,082,220	362,561	-	-	-	-	-	-	362,561
Share-based payment		-	-	-	-	-	-	-	4,905	4,905
Dividends payable and interest on shareholders’ equity		-	-	-	-	-	-	-	(302,775)	(302,775)

Balance at December 31, 2007		202,300,255	1,250,618	-	-	89,556	(6,726)	(229)	1,059,229	2,392,448

Net loss for the year		-	-	-	-	-	-	-	(1,239,347)	(1,239,347)
Other comprehensive income for the year		-	-	-	-	-	10,727	(20,145)	-	(9,418)

Total comprehensive income		-	-	-	-	-	10,727	(20,145)	(1,239,347)	(1,248,765)
Common shares issued		336	-	-	-	-	-	-	-	-
Share-based payment		-	-	-	-	-	-	-	5,362	5,362
Treasury shares		-	-	(1,574,200)	(41,180)	-	-	-	-	(41,180)
Dividends payable		-	-	-	-	-	-	-	(36,257)	(36,257)

Balance at December 31, 2008		202,300,591	1,250,618	(1,574,200)	(41,180)	89,556	4,001	(20,374)	(211,013)	1,071,608

Net income for the year		-	-	-	-	-	-	-	890,832	890,832
Other comprehensive income for the year		-	-	-	-	-	(1,866)	19,057	-	17,191

Total comprehensive income		-	-	-	-	-	(1,866)	19,057	890,832	908,023
Share-based payment		-	-	-	-	-	-	-	4,540	4,540
Capital increase on March 20, 2009	14	26,093,722	203,531	-	-	-	-	-	-	203,531
Capital increase on October 8, 2009, net of issuance costs of R$19,194	14	38,005,000	607,889	-	-	-	-	-	-	607,889
Common shares issued	15	-	234	-	-	-	-	-	-	234
Cancellation of treasury shares	14	(1,119,775)	-	1,119,775	29,293	(29,293)	-	-	-	-
Dividends payable (R$0.70 per share)	14	-	-	-	-	-	-	-	(185,839)	(185,839)

Balance at December 31, 2009		265,279,538	2,062,272	(454,425)	(11,887)	60,263	2,135	(1,317)	498,520	2,609,986

The accompanying notes are an integral part of these consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31,
2009, 2008 AND 2007
(In thousands of Brazilian Reais)

	2009	2008	2007

Cash flows from operating activities
Net income (loss) for the year	890,832	(1,239,347)	167,288
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization	142,853	125,127	62,548
Allowance for doubtful accounts	7,701	8,329	-
Litigation	(1,983)	(43,354)	-
Onerous contracts	2,080	8,250	-
Provision of obsolescence	4,327	(7,739)	-
Deferred income taxes	(135,305)	(13,033)	(198,707)
Share-based payments	4,540	5,362	4,905
Net foreign exchange fluctuations and interests	(417,536)	742,636	(165,230)
Loss in fair value of derivative financial instruments	98,583	(9,417)	(9,121)
Return of aircraft	(82,823)	(29,211)	-
Smiles deferred revenues	(38,714)	(28,297)	5,469
Other non-monetary items	(8,832)	-	-
Changes in operating assets and liabilities:
Insurance provision	(16,272)	10,272	184,811
Trade and other receivables	(182,082)	549,805	(219,602)
Changes in inventories	45,878	17,151	(129,319)
Deposits	(124,196)	(104,178)	(163,836)
Prepaid expenses	(5,712)	(1,829)	(45,683)
Other assets	47,771	(7,412)	1,389
Accounts payable	78,663	(42,645)	(22,055)
Advance ticket sales	(11,226)	99,713	98,800
Advances from customers	190,146	-	-
Salaries, wages and benefits	86,357	(16,632)	-
Sales tax and landing fees	(20,879)	12,891	-
Tax obligations	65,868	28,930	-
Other liabilities	(46,749)	143,666	286,855

Cash provided by operating activities	573,290	209,038	(141,488)
Interest paid	(115,422)	-	-
Income tax paid	(609)	(57,338)	-

Net cash provided by (used in) operating activities	457,259	151,700	(141,488)

Cash flows from investing activities
Acquisition of VRG, net of cash acquired	-	-	(201,509)
Short term investments	205,140	574,758	566,931
Investments in restricted cash, net	(37,812)	(177,245)	6,041
Payment for property, plant and equipment	(130,475)	(346,035)	(539,407)
Payment for intangible assets	(31,431)	(10,828)	(22,395)

Net cash provided by (used in) investing activities	5,422	40,650	(190,339)

Cash flows from financing activities
Net proceeds from / repayment of debt	(42,416)	(328,366)	919,827
Interest paid	-	(205,497)	-
Acquisition of treasury shares	-	(41,180)	-
Dividends paid	-	(36,258)	(302,775)
Paid subscribed capital			432
Capital increase	811,654	-	-

Net cash provided by (used in) financing activities	769,238	(611,301)	617,484

Effects of exchange rate changes on the balance of cash held in foreign currencies	(18,841)	14,890	-

Net increase (decrease) in cash and cash equivalents	1,213,078	(403,791)	285,657

Cash and cash equivalents at the beginning of the year	169,330	573,121	287,464

Cash and cash equivalents at the end of the year	1,382,408	169,330	573,121

The accompanying notes are an integral part of these consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

1. Corporate information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company incorporated in accordance with Brazilian Corporate laws, organized on March, 12, 2004. The objective of the Company is through its operating wholly-owned subsidiary VRG Linhas Aéreas S.A. (“VRG”), to exploit (i) regular and non-regular air transportation services of passengers, cargo and mail bags, domestically or internationally, according to the concessions granted by the competent authorities; (ii) complementary activities of chartering air transportation of passengers.

GLAI is direct parent company of foreign wholly-owned subsidiaries GAC Inc. ("GAC"), Gol Finance ("Finance") and indirect of SKY Finance ("SKY") and SKY Finance II ("SKY II").

GAC was constituted on March 23, 2006 according to the bylaws of the Cayman Islands and its activity is related to the aircraft acquisition from its only shareholder GLAI, which provides a finance support for its operational activities. GAC is the parent company of SKY and SKY II, constituted on August 28, 2007 and November 30, 2009, respectively, both located in the Cayman Islands which activities are related to funds raising to finance aircraft acquisition.

Finance was constituted on March 16, 2006, according to the bylaws of the Cayman Islands and its activities are related to funds raising to finance aircraft acquisition and financing.

On April 9, 2007, the Company acquired VRG, a low-cost and low-fare airline company which operates domestic and international flights with GOL and VARIG brands offering regular and non-regular air transportation services to the main destinations in Brazil, South America and the Caribbean.

The Company’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (BM&FBOVESPA). The Company has entered into an Agreement for Adoption of Level 2 Differentiated Corporate Governance Practices with the BM&F BOVESPA, integrating indices of Shares with Differentiated Corporate Governance – IGC and Shares with Differentiated Tag Along – ITAG, created to identify companies committed to adopting differentiated corporate governance practices.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies

The Company’s consolidated financial statements for the year ended December 31, 2009 were authorized for issue by the Board of Directors on March 11, 2010. The registered office is located at Rua Tamoios, 246, Jd. Aeroporto, São Paulo, Brazil.

The consolidated financial statements were prepared on a historical cost basis except for certain assets and liabilities, which are measured at fair value, as set out below in each specific accounting policy for such assets and liabilities. The carrying value of recognized assets and liabilities that are accounted for as cash flow hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

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

a) Basis of consolidation

The consolidated financial statements comprise the accounts of GLAI and its direct and indirect subsidiaries presented below:

		Type of	% of capital stock

	Location	control	2009	2008

VRG	Brasil	Direct	100%	100%
GAC	Ilhas Cayman	Direct	100%	100%
Finance	Ilhas Cayman	Direct	100%	100%
SKY	Ilhas Cayman	Indirect	100%	100%
SKY II	Ilhas Cayman	Indirect	100%	-

The accounting policies were applied consistently in all consolidated and are consistent entities with those used in previous years.

For off-shore subsidiaries that do not have administrative autonomy, the Company and its subsidiary VRG includes in its financial statements the assets, liabilities, revenues and expenses, eliminating the shares in the capital, reserves and retained earnings of the subsidiaries and the balances of revenues and expenses resulting from intercompany transactions between the Company, VRG and its subsidiaries. See Note 2.o for further information.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies
(Continued)

b) Cash and cash equivalents

Consists primarily of cash balances, bank deposits certificates, cash in transit and investments. The investments are stated at cost plus interest earned until the year-end, has original maturities of three months or less (or with no fixed time for redemption) with immediate liquidity, and are subject to an insignificant risk of changes in value. The cash and cash equivalents are classified as financial assets measured at fair value and the earnings are recorded in the profit or loss.

c) Restricted cash

Restricted cash represents pledge deposits with the purpose to guarantee some of Company’s hedge operations and long-term financings with the Brazilian Development Bank (“BNDES”) and the Development Bank of Minas Gerais (“BDMG”).

d) Financial assets and liabilities

The financial assets and liabilities include investments in marketable securities, debt instruments and equities, accounts receivable and other receivables, loans and financings, other accounts payable and other debts. The financial assets and liabilities are initially recognized at their fair value plus the costs directly attributable to their purchase or issue, except those classified under the category of instruments appraised at their fair market value based on results, for which the costs are booked at the statements of operations. Subsequent to initial recognition, the financial assets and liabilities are measured as of each balance sheet date according to their classification, which is defined upon initial recognition based on the purposes for which they were acquired or issued, as described below:

i. Financial assets measured at fair value: these include financial assets acquired for sale and repurchase on a short-term basis, designated upon initial recognition at fair value by means of results, measured at fair value, with the interest, monetary restatement, exchange variation and variations resulting from appraisal of fair value being recognized in profit or loss as financial revenues or expenses, when incurred. The Company has cash and cash equivalents in this category.

ii. Financial assets or liabilities held to maturity: these include financial instruments with fixed or determinable payments with defined maturities, for which the Company has the intention and capacity to hold to maturity. After the initial recognition they are measured at the amortized cost based on the effective interest rate method using a discount rate that, when applied to the estimated future yields over the expected time the financial instrument will remain effective. The interest, monetary and exchange variation, less losses in recoverable value, when applicable, are recognized in profit or loss as financial revenues or expenses, when incurred. The Company has no financial assets in this category.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies
(Continued)

d) Financial assets and liabilities (Continued)

iii. Loans granted and receivable: these include financial assets and liabilities with fixed or determinable payments that are not quoted on an active market which, after initial recognition are measured based on the amortized cost under the effective interest rate method. The interest, monetary and exchange variation, less losses in recoverable value, when applicable, are recognized in profit or loss as financial revenues or expenses, when incurred. The Company has no financial liabilities in this category.

iv. Available for sale: these include financial assets that do not match the above categories, measured at their fair value. After initial recognition, available for sale financial assets are measured at fair value, with gains or losses recognized as equity until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in profit or loss The Company has short-term investments in this category.

The principal financial assets recognized by the Company are cash and cash equivalents, short-term investments and trade accounts receivable.

Short-term investments in fixed income securities, equities, public government bonds, committed securities and FIDC redeemable in a period of more than 90 days from the purchase date, are purchased in order to match due dates with the cash flow needs. The Company’s cash policy determines that securities are to be purchased that feature the characteristics of being rapidly convertible into cash, involve low transaction costs, are of a highly liquid nature and are contracted with leading financial institutions. The Company does not engage in investments involving securities for speculative purposes or to make deals. As defined by IAS 39, “Financial Instruments: Recognition and Measurement”, the Company’s investments are classified as available-for-sale financial assets. Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale and not classified as trading, held-to-maturity or loans and receivables.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies
(Continued)

d) Financial assets and liabilities (Continued)

Financial liabilities are classified according to the following categories based on the nature of the financial instruments contracted or issued:

i. Financial liabilities measured at fair value based on results: these include financial liabilities normally traded prior to maturity, liabilities designated upon initial recognition at fair value based on results and derivatives, except those designated as hedge instruments. They are remarked to fair value at each balance sheet date. The interest, monetary and exchange variations and variations resulting from the fair value, when applicable, are recognized in profit or loss, when incurred. The Company has no financial liabilities in this category.

ii. Financial liabilities not marked at fair value: non-derivative financial liabilities that are not normally traded prior to maturity. After initial recognition they are measured on the amortized cost based on the effective interest rate method. The interest, monetary updating and exchange variation, when applicable, are recognized in profit or loss when incurred. The Company has short and long-term debt and accounts payable in this category.

e) Trade and other receivables

Trade and other receivables are stated at cost less allowances made for doubtful receivables, which approximates fair value given their short term nature. An allowance for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable through risk analysis and taking into account the historical analysis of the recovery of arrears. The allowance for doubtful receivables is the difference between the book value and recoverable amount. The provision is made for all accounts overdue for more than 90 days for installment sales and 30 days in respect of travel and cargo agencies and others.

f) Inventories

Inventories, including aircraft expendables, are valued at the lower of cost, determined by the weighted average cost method, includes importation of assets in progress and is reduced by a provision for obsolescence, when applicable. The cost of inventory is charged to expense when consumed.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies
(Continued)

g) Lease accounting

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

The assets held under a finance lease are valued at the lower of the following two amounts: the present value of the minimum lease payments under the lease arrangement or the leased asset’s fair value determined at inception of the lease. Lease payments are allocated between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement. The corresponding obligation to the lessor is accounted for as short and long-term debt. The aircraft held under finance leases, which have a purchase option at the end of the contract, are depreciated on a straight-line basis over the useful life at rates calculated to write down the cost to the estimated residual value of 20% based on the Company experience and market price valuations. All other aircraft recorded on property, plant and equipment, when there is no reasonable certainty that the Company will obtain ownership of the property at the end of the contractual term, are depreciated over the shorter of the useful life of the assets and the lease term.

Profit or loss related to sale-leaseback transactions followed by an operating lease, is accounted for as follows:

• They are recognized immediately when it is clear that the transaction is established at fair value;

• If the sale price is below fair value, any profit or loss is recognized immediately. However, if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the contractual lease term;

• If the sale price is above fair value, the excess is deferred and amortized over the asset’s expected useful life, with the amortization recorded as a reduction of rent expense.

h) Prepaid expenses

Prepaid expenses and other assets primarily consist of prepayments for aircraft and engine rentals under operating lease agreements, sales commissions, deferred losses arising on sale-leaseback transactions and prepayments for insurance.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies
(Continued)

i) Revenue recognition

Passenger revenue is recognized either when transportation is provided or when the unused ticket expires. Tickets sold but not yet used are recorded as advance ticket sales that represents primarily deferred revenue for tickets sold for future travel dates and also estimated refunds and exchanges of tickets sold for past travel dates. Estimated refunds and exchanges included in the advance ticket sales account are compared with actual refund and exchange activities every month to monitor their reasonableness. These estimates are based on historical data and experience.

Revenue from cargo shipments is recognized when transportation is provided. Other revenue includes charter services, ticket change fees and other incidental services, and is recognized when the service is performed. The Company’s revenues are net of certain taxes, including state value-added and other state and federal taxes that are collected from customers and transferred to the appropriate government entities. Such taxes in the year ended December 31, 2009, 2008 were R$272,547, R$262,388 and R$191,164, respectively.

j) Mileage program

Since the acquisition of VRG, the Company operates a frequent flyer program, (“Smiles Program”) that provides travel and other awards to members based on accumulated mileage credits. The obligations assumed under the Smiles Program were valued at the acquisition date at estimated fair value that represents the estimated price the Company would pay to a third party to assume the obligation for miles expected to be redeemed under the Smiles Program.

The sale of passenger tickets by the Company includes air transportation and mileage credits. The Company sales of miles to business partners include marketing and mileage credits. The fair value of the mileage credit, net of breakage is determined based (i) on weighted-average price of passenger tickets sold by VRG considering the mileage amount necessary to issue a ticket when VRG offers mileage for flying and, (ii) on weighted-average price at which the Company sells mileage credits to business partners. The fair value of the mileage credits sold and the mileage component of passenger ticket sales is deferred and recognized as revenue when miles are redeemed and services are provided based on the weighted-average price of all miles that have been deferred. The portion of the revenue received in excess of the fair value of mileage credits sold (the “marketing premium) is recognized in income when the related marketing services are provided and classified as cargo and other revenue.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies
(Continued)

j) Mileage program (Continued)

For accounts that are inactive for a period of 36 consecutive months, the Company’s policy is to cancel all miles contained in those accounts at the end of the 36 month period of inactivity. The associated value for mileage credits which the Company estimates are not likely to be redeemed (“breakage”) is recognized as revenue. The Company calculates its breakage estimate based on historical redemption patterns. Future program redemption opportunities can significantly alter customer behavior from historical patterns with respect to inactive accounts. Such changes may result in material changes to the deferred revenue balance, as well as recognized revenues from that program.

k) Property, plant and equipment

Property, plant and equipment, including rotable parts, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. Aircraft and engine spares acquired on the introduction or expansion of a fleet, as well as rotable spares purchased separately, are carried as fixed assets and generally depreciated in line with the fleet to which they relate. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation aircraft and includes interest and finance charges incurred during the manufacture of aircraft and the leasehold improvements.

The estimated useful lives for property and equipment are as follows:

Estimated Useful Life

Leasehold improvements to flight equipment	Lower of lease term or useful life
Aircraft flight equipment	25 years
Rotables	25 years
Maintenance and engineering equipment.	10 years
Major overhaul expenditures	5 years
Communication and meteorological equipment	10 years
Computer hardware and software	5 years

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies
(Continued)

k) Property, plant and equipment (Continued)

Under IAS 16 “Property, Plant and Equipment”, major engine overhauls including replacement spares and labor costs, are treated as a separate asset component with the cost capitalized and depreciated over the period to the next major overhaul. All other replacement spares and costs relating to maintenance of fleet assets are charged to the income statement on consumption or as incurred. Interest costs incurred and exchange differences on borrowings that fund progress payments on assets under construction, including pre-delivery deposits to acquire new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or aircraft delivery. Exchange variations are capitalized to the extent that they are regarded as an adjustment to interest costs.

The carrying value of property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable and the cumulative impairment losses are shown as a reduction in the carrying value of property, plant and equipment.

l) Intangible assets

i) Goodwill

Goodwill is tested for impairment annually by comparing the carrying amount to the recoverable amount at the cash-generating unit level which is considered the operating wholly-owned subsidiary VRG. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in the Company’s impairment evaluations are consistent with internal projections and operating plans.

ii) Airport operating rights

Airport operating rights were acquired as part of the acquisition of VRG and were capitalized at fair value at that date and are not amortized. Those rights are considered to to have an indefinite useful life due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The carrying value of those rights is tested for impairment annually or on a more frequent basis when events or changes in circumstances indicate that carrying values may not be recoverable. No impairment has been recorded to date.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies
(Continued)

l) Intangible assets (Continued)

iii) Tradenames

VRG tradenames were acquired as part of the VRG acquisition and were capitalized at fair value at that date. The tradenames are considered to have an indefinite useful life (and are not amortized) due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty and the continued use of the VRG tradenames. The carrying value of the tradenames is tested for impairment annually or on a more frequent basis when events or changes in circumstances indicate that carrying values may not be recoverable. No impairment has been recorded to date.

iv) Software

Costs related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis.

The carrying value of these intangibles is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable.

m) Impairment of financial assets

The Company assesses at each balance sheet date whether a financial asset is impaired using discounted cash flow analysis, which considers the creditworthiness of the issuer of the security, as further described in Note 23.

n) Deposits

Are represented by maintenance deposits for aircraft and engines, deposits in guarantee and collaterals of lease agreements and judicial deposits of contingent liabilities relating to labor, civil and tax claims.

Maintenance deposits refer to payments made by the Company to commercial lease companies to be used in future aircraft and engine maintenance work. The deposits that will be returned in cash to the Company are denominated in U.S. Dollars and are adjusted according to exchange rate variation and the prepaid amounts of maintenance deposits are recorded at historical value of the original payment, recognized as maintenance costs when actually incurred, in accordance with the accounting policy spending on maintenance. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated balance sheet are recoverable.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

n) Deposits (Continued)

The deposits in guarantee and collaterals are represented by amounts deposited to lessors of lease monthly payments, as required at the inception of the lease agreements. The deposits in guarantee and collaterals are denominated in U.S. Dollars, do not bear interest and are reimbursable to the Company upon termination of the agreements.

o) Foreign currency transactions

The functional currency used for preparation and presentation of the financial statements of the Company and its subsidiaries is the Brazilian Real. Transactions in foreign currencies are translated into the Company’s functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are subsequently translated at the exchange rate at the balance sheet date. Any differences resulting from the currency translation are recognized in the statements of operations. These transactions include the off-shore foreign subsidiaries as described in Note 2.a).

p) Derivative financial instruments and hedge accounting

The Company accounts for derivative financial instruments in accordance with IAS 39. In executing the risk management program, management uses a variety of financial instruments, including petroleum call options, interest fixed-price swap agreements, and foreign currency forward contracts to protect against sharp changes in market prices and to mitigate the volatility of its expenditures related to these prices. The Company does not hold or issue derivative financial instruments for speculative purposes.

Derivative financial instruments are initially recognized at fair value and subsequently the change in fair value is recorded in profit or loss, unless the derivative meet the strict criteria for hedge accounting which are accounted for as cash flow hedges.

Cash flow hedges

For hedge accounting purposes according to IAS 39, the hedge instrument is classified as a cash flow hedge when it protects against the exposure to fluctuations in cash flow that are attributable to a particular risk associated with an asset or liability recognized regarding an operation that is highly likely to occur or to an exchange rate risk for an unrecognized firm commitment.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

p) Derivative financial instruments and hedge accounting (Continued)

Cash flow hedges (Continued)

At the beginning of a hedge transaction, the Company designates and formally documents the item covered by the hedge, as well as the objective of the hedge and the risk policy strategy. Documentation includes identification of the hedge instrument, the item or transaction to be protected, the nature of the risk to be hedged and how the entity will determine the effectiveness of the hedge instrument in offsetting exposure to variations in the fair value of the item covered or the cash flows attributable to the risk covered. The purpose is that such hedge instruments will be effective in offsetting the changes in fair value or cash flows and they are constantly appraised to determine if they really have been effective throughout the entire period for which they have been designated.

According to the provisions of IAS 39, the effective portion of the gain or loss on change in the fair value of the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in profit or loss.

Amounts classified in equity are transferred to profit or loss each period which the hedged transaction affects profit or loss. If the hedged item is the cost of a non-financial asset, the amounts classified in equity are transferred to the initial carrying amount of the non-financial asset.

If the forecast transaction or the firm commitment is no longer expected to occur, amounts previously recognized in equity are transferred to profit or loss. If the hedging instrument expires, is terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in equity is recognized in the profit or loss.

The Company measures quarterly the effectiveness of the hedge instruments in offsetting changes in prices. Derivative financial instruments are effective if they offset between 80% and 125% of the changes in price of the item for which the hedge has been contracted. Any gain or loss resulting from changes in the fair value of the derivative financial instruments during the quarter in which they are not qualified for hedge accounting, as well as the ineffective portion of the instruments designated for hedge accounting are recognized in profit or loss.

The Company had the following derivative financial instruments classified as cash flow hedges: petroleum call options, foreign currency call options denominated in U.S. Dollars, forward contracts for U.S. Dollars and interest fixed-price swap agreements for Libor.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

q) Share-based payments

The Company measures the fair value of equity-settled transactions with employees at the grant date using an appropriate valuation model. The resulting amount, as adjusted for forfeitures is charged to income over the period in which the options vest. At each balance sheet date before vesting, the cumulative expense is calculated; representing the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. The change in cumulative expense since the previous balance sheet date is recognized in the income statement with a corresponding entry in equity.

r) Provisions

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

s) Cost for lease return conditions under operating leases

The Company is contractually required to return aircraft leased on the basis of operating lease agreements at defined activity levels. The Company recognizes the obligations related to the costs of return of the aircraft on the contractually required terms when the conditions of the aircraft are not in conformity with the contractual conditions for return, using estimates based on Company’s experience and industry data available.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

t) Segment information

The Company has adopted IFRS 8 – Operating Segments on January 1, 2009. This new accounting standard requires operating segments to be identified on the basis of internal reports about components of the Company that are regularly reviewed by the management decision maker in order to allocate resources to the segments and to assess their performance.

The Company’s operations are derived from its wholly-owned subsidiary VRG and consist in to provide air transportation services within South America and Caribbean, where it operates domestic and international flights. The Company’s Management decision maker makes resource allocation decisions to maximize the Company’s consolidated financial results. The major revenue earning assets of the Company are its aircraft, which are registered in Brazil and therefore all profits accrue principally in the same country. Other revenues primarily arises from cargo, Smiles mileage program, installment sales, excess baggage charges and cancellation fares, all directly attributable to air transportation services.

Based on the way the Company treats the network and the manner in which resource allocation decisions are made, the Company has only one operating segment for financial reporting purposes. The Company’s primary reporting segments comprise of net revenue geographic segments which is presented in Note 26.

u) Income taxes

a) Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the balance sheet date.

Current income tax relating to items recognized directly in equity is recognized in equity and not in profit or loss.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

u) Income taxes (continued)

b) Deferred income tax

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized except:

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

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

v) Key accounting estimates and judgments

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

i) Impairment of non-financial assets

The Company assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Goodwill and indefinite-lived intangible assets are tested for impairment annually and at other times when such indicators exist. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. The value in use is determined using discounted cash flow assumptions established by management. These calculations require the use of estimates (Note 9).

Other non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable.

ii) Impairment of available-for-sale financial assets

The Company classifies certain financial assets as available-for-sale and recognizes changes in their fair value in shareholders’ equity. When the fair value declines, Management evaluates the decline in value to determine whether it is an impairment that should be recognized in the statements of operations. See Note 23.

iii) Passenger revenue recognition from unused tickets

Passenger revenue is recognized either when the transportation is provided or when the unused ticket expires. Unused tickets are recognized as revenue using estimates regarding the timing of recognition based on the terms and conditions of the ticket and historical trends, including breakage.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

v) Key accounting estimates and judgments (Continued)

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

v) Property, plant and equipment

During 2009, the Company revised the depreciation rates used for aircraft under financial leases, aircraft reconfiguration and spare parts, from 5% to 4%, for better compatibility with the useful life of these assets and is supported by technical studies approved by the Company's Management. This change in economic useful life was applied prospectively in the financial statements since April 1st, 2009. The related reduction of depreciation arising from the change in economic useful life in the year ended December 31, 2009 amounted approximately to R$12,000.

w) New and revised standards and interpretations effective in 2009 adopted

The following new and revised standards and interpretations were adopted and had impact on the Company’s consolidated financial statements:

  IFRS 7 – Financial Instruments – Disclosures (effective January 1st, 2009) introduce a three-level hierarchy for fair value measurement disclosures and require entities to provide additional disclosures about the relative reliability of fair value measurements. The Company presents its financial instruments according to the amendments made on this Statement.

  IFRS 8 Operating Segments (effective for annual periods beginning on or after January 1st, 2009) has been amended by the annual improvements issued in April 2009 and requires additional disclosures to operating segments. The Company has only one business segment: the provision of air transportation services within South America and Caribbean, where it operates domestic and international flights.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

w) New and revised standards and interpretations effective in 2009 adopted (Continued)

  IAS 1 (revised 2007) Presentation of Financial Statements (effective for annual periods beginning on or after January 1st, 2009) has introduced a number of terminology changes (including revised titles for the financial statements) and has resulted in a number of changes in presentation and disclosure. However, the revised Standard has had no impact on the reported results or financial position of the Company. IAS 1 requires an entity to present, in a statement of changes in equity, all owner changes in equity. All non-owner changes in equity (i.e. comprehensive income) are required to be presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). Components of comprehensive income are not permitted to be presented in the statement of changes in equity. The Company had chosen to present comprehensive income in two statements, a separate statement of operations and a statement of comprehensive income.

  IAS 34 – Interim Financial Reporting (effective January 1st, 2009) clarifies that earnings per share is disclosed in interim financial reports if an entity is within the scope of IAS 33. This standard defines the minimum content of an interim financial report including disclosures and also identifies the recognition and measurement principles that should be applied in an interim financial report. This amendment was already considered in the Interim Financial Statements of the Company.

The following new and revised standards and interpretations have had no impact on the consolidated financial statements of the Company:

  IFRS 2 – Share-based payments: the purpose of this amendment is to give greater clarity in respect of vesting conditions and cancellations (effective January 1st, 2009).

  IFRS 3 (revised 2008) Business Combinations – effective for business combinations for which the acquisition date is on or after the beginning of the first annual period beginning on or after July 1st, 2009.

  IAS 16 – Property, Plant and Equipment (effective January 1st, 2009) introduced improvements regarding 'recoverable amount’, replacing the term 'net selling price’ with 'fair value less costs to sell’. In addition, items of property, plant and equipment held for rental that are routinely sold in the ordinary course of business after rental, are transferred to inventory when rental ceases and they are held for sale.

  IAS 21 (revised 2008) – Effects of Foreign Exchange Rates (effective for annual periods beginning on or after July 1st, 2009).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

w) New and revised standards and interpretations effective in 2009 adopted (Continued)

  IAS 23 (revised 2009) – Borrowing Costs (effective January 1st, 2009) – the Board had revised the definition of borrowing costs to consolidate the types of items that are considered components of ‘borrowing costs’ – that is components of the interest expense calculated using the effective interest rate method. The revised standard requires that borrowing costs must be capitalized if they are directly attributed to the acquisition, construction or production of a qualifying asset.

  IAS 27 (revised 2008, together with amendment on IAS 21 – Effects of Foreign Exchange Rates) Consolidated and Separate Financial Statements – improvements related to measurement of a subsidiary held for sale in separate financial statements. Effective for annual periods beginning on or after July 1st, 2009.

  IAS 28 (revised 2008) Investments in Associates – requires disclosures when investments in associates are accounted at fair value through profit or loss. This improvement also requires impairment test for investments in such associates. Effective for annual periods beginning on or after January 1st, 2009.

  Amendment to IAS 32 and IAS 1 – Puttable Financial Instruments and Obligations arising on Liquidation (effective January 1st, 2009). As a result of the amendments, some financial instruments that currently meet the definition of a financial liability will be classified as equity because they represent the residual interest in the net assets of the entity.

  IFRIC 13 – “Customer Loyalty Programmes” (effective for periods beginning on or after July 1st, 2008 with early adoption permitted), which deals with accounting for customer loyalty award credits. The Company adopted IFRIC 13 on the year ended on December 31, 2007 and its adoption had no impact on the Company’s consolidated financial statements.

  IFRIC 16 – Hedges of a Net Investment in a Foreign Operation (effective for periods beginning on or after October 1st, 2008) presents amendment to the restriction on the entity that can hold hedging instruments and provides guidance regarding hedge of foreign currency gains and losses on a net investment in a foreign operation.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies (Continued)

w) New and revised standards and interpretations effective in 2009 adopted (Continued)

  IFRIC 17 – Distributions of Non-cash Assets to Owners (effective July 1st, 2009) requires a change in accounting policy for many entities, which may result in a significant profit being recognized at the date of settlement that may not have been previously recognized.

  IFRIC 18 – Transfer of assets from customers (effective July 1st, 2009). This interpretation provides guidance on how to account for items of property, plant and equipment received from customers or cash that is received and used to acquire or construct specific assets.

x) New and revised standards and interpretations not yet adopted

As of the date of these financial statements the following new and revised standards and interpretations were issued but not yet adopted by the Company since its adoption was not yet mandatory:

  IFRS 5 – Disclosure of Non-current Assets classified as Held for Sale or Discontinued Operations (effective for periods beginning on or after July 1st, 2009). When a subsidiary is held for sale, all of its assets and liabilities will be classified as held for sale under IFRS 5, even when the entity retains a non-controlling interest in the subsidiary after the sale. The impact of this amendment will depend on the future events.

  IFRS 9 "Financial Instruments: Classification and Measurement" only requires to be adopted by January 1st, 2013 although earlier adoption is permitted. This Standard will change substantially the classification and measurement of financial instruments and hedging requirements. The Company is currently evaluating the potential impact that this standard will have on the Group's consolidated financial statements.

  Amendments to IAS 24 (revised on 2009): the revised Standard simplifies the disclosure requirements for entities that are controlled, jointly controlled or significantly influenced by a government (referred to as government related entities) and clarifies the definition of a related party. The revised Standard is effective for annual periods beginning on or after January 1st, 2011. The Company is currently evaluating the potential impact that this standard will have on the Group's consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies
(Continued)

x) New and revised standards and interpretations not yet adopted (Continued)

  IAS 7 (revised 2009) – Statements of Cash Flows (effective January 1st, 2010) requires reclassification of expenditures on unrecognized assets. The Company does not expect material effects in its Financial Statements.

  IAS 17 (revised 2009) – Leases (effective January 1st, 2010) introduced improvements regarding to classification of landing and buildings. The Company does not expect material effects in its Financial Statements.

  IAS 36 – Impairment of Assets (effective January 1st, 2010) requires disclosure of estimates used to determine recoverable amount. When discounted cash-flows are used to estimate 'fair value less costs to sell’, the same disclosures are required as when discounted cash flows are used to estimate 'value in use’. The Company is currently evaluating the potential impact that this standard will have on the Group's consolidated financial statements.

  IAS 38 (revised 2009) – Intangible Assets (effective January 1st, 2010) reflects additional consequential amendments arising from revised IFRS 3 and measuring the fair value of an intangible asset acquired in a business combination. The impact of this amendment will depend on the future events.

  IAS 39 (revised 2009) – Financial Instruments: Recognition and Measurement (effective for periods beginning on or after July 1st, 2009) had introduced improvements related to: i) treating loan prepayment penalties as closely related embedded derivatives; ii) scope exemption for business combination contracts iii) cash flow hedge accounting. The Company is currently evaluating the potential impact that this standard will have on the Group's consolidated financial statements.

  IFRIC 19 – (issued 2009) Extinguishing Financial Liabilities with Equity Instruments (effective for periods beginning on or after July 1st, 2010) clarifies the requirements of IFRS when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The Company is currently evaluating the potential impact that this standard will have on the Group's consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies
(Continued)

z) Reconciliation with BR GAAP

As permitted by the SEC and in order to meet the information needs of the market in which it operates, the Company is presenting its financial statements under the International Financial Reporting Standards (IFRS), as well as those pursuant to Brazilian Corporation Law, on a simultaneous basis.

Considering the current stage of the convergence of accounting principles generally accepted in Brazil (BR GAAP) with IFRS, there are still differences between the Company’s financial statements under Brazilian law and those prepared according to IFRS. The reconciliations of net income for the years ended December 31, 2009, 2008 and 2007 and shareholders’ equity as of December 31, 2009 and 2008 are as follows:

		Shareholders’ equity

		2009	2008

Under IFRS		2,609,986	1,071,608
Smiles deferred revenue (i)		(3,034)	29,663
Effects of acquisition of companies (ii)		346,306	346,306
Deferred income taxes (ix)		(112,853)	(113,184)

Under BR GAAP		2,840,405	1,334,393

		Net income (loss)

	2009	2008	2007*

Under IFRS	890,832	(1,239,347)	167,288
Smiles deferred revenue (i)	(43,483)	3,385	26,278
Effects of acquisition of companies (ii)	-	-	229,533
Property, plant and equipment and leases (iii)	-	-	(170,600)
Maintenance deposits (iv)	-	-	(58,704)
Deferred charges (vi)	-	-	7,888
Derivative financial instruments (vii)	-	-	(4,408)
Stock options (viii)	-	-	4,905
Deferred income taxes (ix)	11,117	(1,152)	66,347

Under BR GAAP	858,466	(1,237,114)	268,527

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies
(Continued)

z) Reconciliation with BR GAAP (Continued)

i) Smiles deferred revenue

The wholly-owned subsidiary VRG sponsors a mileage program denominated Smiles that provides travel and other awards to members based on accumulated mileage credits.

The portion of revenue related to miles is deferred, and is recognized in the profit or loss when the miles are redeemed and services are provided. For IFRS purposes, the deferred revenue is recorded at fair value based on the weighted-average price of all miles that have been deferred. Under BR GAAP obligations are recognized based on the incremental cost that is the additional cost of providing services.

Due to the process of revamping the Mileage Program, the Company has been stimulating the usage of accrued miles through promotions and after the corporate structuring the benefit of Mileage Program was extended to all the passengers with accumulated miles. Consequently, the deferred revenue recognized on December 31, 2009 increased of R$43,483 in IFRS compared to BRGAAP (decrease of R$3,385 in 2008 and R$26,278 in 2007).

ii) Business combination

For IFRS purposes, the purchase method of accounting was used based on the fair value of the assets acquired and liabilities assumed, including contingent liabilities, being the excess of the consideration transferred over the net of the identifiable assets acquired and liabilities assumed registered as goodwill of the business. Under BR GAAP, the goodwill calculated on the acquisition of the company has been determined based on book shareholders’ equity.

iii) Property, plant and equipment and leases

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

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

2. Basis of preparation and summary of significant accounting policies
(Continued)

z) Reconciliation with BR GAAP (Continued)

iv) Maintenance deposits

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

v) Deferred charges

Under BR GAAP, pre-operating costs were capitalized and amortized. Under IFRS, pre-operating costs that do not meet the definition of an intangible asset are recorded as expenses. Additionally, amounts capitalized related to the cost of software developed for internal use have been reclassified from property, plant and equipment to other non-current assets for IFRS.

vi) Derivative financial instruments

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

vii) Share-based payments

The Company recorded adjustments to recognize the expense for equity instruments granted based on their fair value at the date of grant, as required by IFRS. As permitted under BR GAAP, the Company did not record any compensation expense.

viii) Deferred income taxes

Changes in the Company’s deferred tax assets and liabilities are the result of the tax effects created by adjustments made to amounts recognized under IFRS which differ from amounts recognized for BR GAAP.

2. Basis of preparation and summary of significant accounting policies
(Continued)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

Reclassifications

Certain balances previously reported in 2008 were reclassified with the purpose of better presentation and comparability in the financial statements. The statement of cash flow for the year ended December 31, 2008 has been corrected to present the effects of exchange rate changes on the balance of cash held in foreign currencies.

The main groups from the balance sheet for which balances were reclassified are demonstrated below:

	Previously reported	Reclassifications	Reclassified balances

Assets
Non-current assets
Property, plant and equipment	2,998,756	12,349	3,011,105
Intangible assets	1,197,861	12,459	1,210,320
Other non-current assets
Deposits	507,428	(13,968)	493,460
Deferred income tax	729,784	(126,713)	603,071
Other non-current assets	97,446	1,510	98,956

Total other non-current assets	1,400,040	(139,171)	1,260,869

Total non-current assets	5,596,657	(114,363)	5,482,294

Current assets
Inventories	200,514	(12,350)	188,164

Total current assets	1,661,921	(12,350)	1,649,571

Total assets	7,258,578	(126,713)	7,131,865

Liabilities
Non-current liabilities
Other non-current liabilities	196,894	(54,611)	142,283
Tax obligations	-	41,055	41,055
Deferred taxes	548,680	(126,713)	421,967
Long-term debt	2,438,881	13,556	2,452,437

Total non-current liabilities	3,604,391	(126,713)	3,477,678

Current liabilities
Other current liabilities	219,885	(577)	219,308
Dividends payable	-	577	577

Total current liabilities	2,582,579	-	2,582,579

Total liabilities and shareholders' equity	7,258,578	(126,713)	7,131,865

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

3. Employee costs and headcount

a) Staff costs

The average headcount of employees at December 31, of each year was as follows:

	(Unaudited)

	2009	2008

Brazil	17,500	15,421
Rest of the world	463	490

	17,963	15,911

The employee costs were as follows:

	2009	2008	2007

Salaries, wages and benefits	1,059,206	945,702	784,450
Other employee costs	41,747	38,081	14,894

Total employee costs	1,100,953	983,783	799,344

b) Key management personnel

	2009	2008	2007

Social charges	4,111	3,622	2,383
Salary and benefits	13,228	6,928	7,588
Share-based payments	3,430	3,599	3,448

Total	20,769	14,149	13,419

The Company maintains a profit sharing plan and stock option plans for its employees. The employee profit sharing plan is linked to the economic and financial results measured based on the Company’s performance indicators that measure the achievements by the Company, its business units and individual performance goals. At December 31, 2009, the Company recorded an estimated provision of the profit sharing plan in the amount of R$70,810, based on Management’s expectations.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

4. Finance income and expenses

	2009	2008	2007

Finance expenses:
Interest on loans	(275,466)	(269,278)	(182,618)
Liability exchange variations	(519,111)	(1,366,459)	(92,876)
Losses on investment funds	(1,299)	(15,939)	(7,348)
Losses on financial instruments	(199,387)	(159,335)	(52,367)
Liability monetary variations	-	(6,016)	(5,035)
Tax on financial operations	(30,615)	(9,108)	(15,045)
Other financial expenses	(50,180)	(32,603)	(93,273)

Total finance expenses	(1,076,058)	(1,858,738)	(448,562)

Finance income:
Interest and gains on marketable securities	40,940	65,605	94,667
Asset exchange variations	1,227,351	599,592	256,842
Gains on financial instruments	119,055	12,744	198,666
Asset monetary variations	3,603	15,357	-
Other financial income	27,953	59,046	89,405

Total finance income	1,418,902	752,344	639,580

Net finance income (expenses)	342,844	(1,106,394)	191,018

5. Deferred and recoverable taxes

	2009	2008

Recoverable taxes
PIS and COFINS (1)	-	782
ICMS (2)	4,711	4,184
Prepaid IRPJ and CSSL (3)	37,644	45,106
Withholding tax (IRRF) on cash equivalents (4)	2,044	25,837
Withholding tax (IRRF) of public institutions	18,047	17,193
Value-added taxes recoverable (IVA) (5)	5,071	15,968
Import tax	18,119	-
Other recoverable taxes	489	1,697

Total recoverable taxes - current	86,125	110,767

(1) PIS and COFINS: federal taxes charged on revenues;
(2) ICMS: Value Added Tax on sales and services;
(3) IRPJ: Brazilian income tax, which is a federal tax charged on the net taxable income;
CSLL: Federal tax levied on the net taxable income and was introduced to fund social and welfare programs;
(4) IRRF: Withholding income tax applied on certain domestic transactions, such as payment of fees to some service providers, payment of salary and interest income resulting from short term investments;
(5) IVA: foreign indirect Value Added Tax on sales and services.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

5. Deferred and recoverable taxes (Continued)

	2009	2008

Deferred non-current tax assets:
Credits on accumulated IRPJ tax losses carryforward	346,725	272,027
Negative base of CSLL	124,821	37,365
Temporary differences:
VRG acquisition effects	99,215	99,215
Smiles deferred revenue	10,085	10,085
Provision for contingencies	60,419	-
Allowance for doubtful accounts	187,558	29,054
Return of aircraft	6,729	34,889
Aircraft leasing operations	-	86,404
Others	30,584	34,032

Total of deferred non-current tax assets	866,136	603,071

Deferred non-current tax liabilities:
VRG acquisition effects	210,154	210,154
Smiles deferred revenue	11,117	-
Maintenance deposits	151,820	133,276
Engine and rotable depreciation	83,427	64,564
Reversal of goodwill amortization	25,532	-
Aircraft leasing operations	69,893	-
Other deferred taxes	10,360	13,973

Total of deferred non-current tax liabilities	562,303	421,967

The Company and its subsidiary have IRPJ tax losses and negative basis of CSLL carryforwards in calculating taxable income that are offsettable against up to 30% of the taxable income accrued each year, with no expiration date, in the following amounts:

	Company		Subsidiary (VRG)

	2009	2008	2009	2008

Accumulated IRPJ tax losses	266,520	144,786	1,360,390	1,183,236
Negative base of CSLL	266,520	144,786	1,360,390	1,183,236

On December 31, 2009, the tax credits resulting from accumulated IRPJ tax losses, negative basis of CSLL and temporary differences were recorded based on expectations for future taxable income of the Company and its subsidiaries, within the legal limits.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

5. Deferred and recoverable taxes (Continued)

The reconciliation of the IRPJ and CSLL, calculated according to the combined statutory rate, and the amounts recorded in the statement of operations, is shown as follows:

	IRPJ and CSLL

	2009	2008	2007

Income (Loss) before Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)	756,136	(1,195,042)	200,383
Combined tax rate	34%	34%	34%
IRPJ and CSLL at combined tax rate	(257,086)	406,314	(68,130)
Adjustments to calculate the effective tax rate:
Exchange variation on overseas investments	104,934	(98,921)	-
Benefit from calculation of deferred IRPJ and CSLL at subsidiaries	-	(3,876)	25,185
Recognized (unrecognized) benefit on tax loss	273,954	(330,654)	-
Non-deductible expenses (non-taxable revenue) of subsidiaries	22,970	(30,281)	-
Income tax on permanent differences	(10,074)	11,865	(39,811)
Deductible interest on shareholders’ equity			49,161
Tax benefit of offsetting of tax losses	-	1,248	-

Income (expense) related to income tax and social contribution	134,696	(44,305)	(33,595)

Effective rate	17.8%	3.7%	16.8%

Current IRPJ and CSLL	(609)	(57,338)	(105,291)
Deferred IRPJ and CSLL	135,305	13,033	71,696

	134,696	(44,305)	(33,595)

Income tax recognized in other comprehensive income (loss)

During the year ended December 31, 2009, the income tax recognized in other comprehensive income (loss) relating to cash flow hedges is R$(9,817) (R$10,378 in 2008 and R$1,233 in 2007). There is no income tax recognized in other comprehensive income relating to available for sale financial assets.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

6. Deposits

Maintenance deposits

Under certain existing lease agreements, maintenance deposits are paid to aircraft and engine lessors that are to be applied to future maintenances deposits. The maintenance deposits paid under lease agreement transfer neither the obligation to maintain the aircraft nor the cost risk associated with the maintenance activities to the aircraft lessor. The Company maintains the right to select any third-party maintenance provider or to perform such services in-house.

These deposits are calculated based on a performance measure, such as flight hours or cycles, and are available for reimbursement to the Company upon the completion of the maintenance of the lease aircraft. Therefore, these amounts are recorded as a deposit on the balance sheet and maintenance cost is recognized when the underlying maintenance is performed, in accordance with the Company’s maintenance policy. Certain lease agreements provide that the excess deposits are not refundable to the Company. Such excess could occur if the amounts ultimately expended for the maintenance events were less than the amounts deposited. Any excess amounts held by lessor or retained by the lessor upon the expiration of the lease, which are not expected to be significant, would be recognized as additional aircraft rental expense.

Based on the foregoing analysis, management believes that the amounts reflected on the consolidated balance sheet are probable of recovery. There has been no impairment of Company’s maintenance deposits, which presented on December 31, 2009 the amount of R$50,429 and R$472,244, in current and non-current assets, respectively (R$237,914 and R$283,823 at December 31, 2008).

Additionally, the Company has reached agreements with certain lessors to replace the deposits with letters of credit and amend the lease terms to enable the Company to utilize the deposited funds to settle other amounts owed under the lease. Many of the new aircraft leases do not require maintenance deposits.

Deposits in guarantee for leasing contracts

As required by the lease agreements, the Company made deposits in guarantee for aircraft leasing companies, which are fully redeemable at the maturity dates of the lease contracts. On December 31, 2009, the balance of these deposits classified in non-current asset is R$251,716 (R$147,927 on December 31, 2008).

Judicial deposits

The judicial deposits represent, primarily, guarantees for contingent liabilities relating to labor, civil and tax claims until the resolution of the related litigations. The balance of judicial deposits on December 31, 2009, is R$81,180 (R$61,710 on December 31, 2008).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

7. Prepaid Expenses

	2009	2008

Deferred losses on sale-leaseback transactions (a)	72,947	66,603
Prepayments for insurance	60,398	52,971
Prepayments for lease agreements	35,453	45,596
Prepaid comission expenses	14,705	11,738
Others	4,799	5,682

	188,302	182,590

Current	124,728	123,797

Non-current	63,574	58,793

(a) During 2007, 2008 and 2009, the Company had losses on the sale-leaseback transactions for 9 Boeing 737-800 Next Generation aircraft. The net deferred losses on the sale-leaseback transactions in the amount of R$89,337 is being deferred in proportion to the monthly payments of their respective operating leases over the contractual term of 120 months. On December 31, 2009, the balances classified as current and non-current prepaid expenses are R$9,373 e R$63,574, respectively (R$7,810 e R$58,793 at December 31, 2008). See further information about sale-leaseback transactions in Note 24.

8. Property, plant and equipment

	Consolidated

	2009				2008

	Annual
	depreciation		Accumulated	Net	Net
	rate	Cost	depreciation	amount	amount

Flight equipment
Property, plant and equipment under financial leases	4 - 10%	1,873,911	(150,984)	1,722,927	1,308,562
Sets of replacement parts and spare engines	4%	651,695	(71,442)	580,253	552,738
Reconfigurations of aircraft	4%	87,015	(78,930)	8,085	34,054
Aircraft and safety equipment	20%	1,259	(577)	682	789
Tools	10%	15,805	(3,661)	12,144	7,684

		2,629,685	(305,594)	2,324,091	1,903,827
Property and equipment in use
Vehicles	20%	6,816	(4,344)	2,472	2,997
Machinery and equipment	10%	19,883	(5,652)	14,231	14,684
Furniture and fixtures	10%	15,671	(5,488)	10,183	10,647
Computers and peripherals	20%	31,309	(17,623)	13,686	15,811
Communications equipment	10%	2,262	(897)	1,365	1,350
Installations	10%	4,407	(1,755)	2,652	3,071
Confins maintenance center	7%	95,231	(8,567)	86,664	55,889
Leasehold improvements	20%	30,786	(7,521)	23,265	2,687
Construction in progress	-	10,050	-	10,050	30,588

		216,415	(51,847)	164,568	137,724

		2,846,100	(357,441)	2,488,659	2,041,551

Advances for acquisition of property, plant and equipment	-	837,054	-	837,054	969,554

		3,683,154	(357,441)	3,325,713	3,011,105

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

8. Property, plant and equipment (Continued)

The advances for acquisition of property, plant and equipment, net of returns, primarily refer to the pre-payments made based on contracts with the Boeing Company for acquisition of 90 next generation 737-800 aircraft (94 aircraft in December 31, 2008), in the amount of R$804,631 (R$957,204 in December 31, 2008), and include the interest and charges capitalized in the amount of R$19,971 (R$33,955 in December 31, 2008). The Company has a schedule for these aircraft delivery until February, 2016, as described in Note nº 24.

As described in Note 23, as of December 31, 2009, the advances for acquisition of aircraft, in the amount of R$245,776 (R$697,719 in December 31, 2008), are related to loan contract guarantees.

Changes in the property, plant and equipment balances are as follows:

	Flight equipment		Advances for acquisition of property, plant and equipment (b)

	Property, plant and equipment under finance lease (a)	Rotable parts and spares		Other	Total

At December 31, 2006	211,615	366,666	440,165	104,148	1,122,594

Additions	663,973	242,624	622,359	63,613	1,592,569
Disposals	(1,147)	(269)	(366,986)	(35,534)	(403,936)
Depreciation and amortization	(29,654)	(67,653)	-	(22,892)	(120,199)

At December 31, 2007	844,787	541,368	695,538	109,335	2,191,028

Additions	523,001	178,433	511,308	54,934	1,267,676
Disposals	(6,815)	(84,669)	(237,292)	(13,921)	(342,697)
Depreciation and amortization	(52,411)	(39,867)	-	(12,624)	(104,902)

At December 31, 2008	1,308,562	595,265	969,554	137,724	3,011,105

Additions	525,787	53,090	420,894	44,832	1,044,603
Disposals	(43,299)	(75)	(553,394)	(340)	(597,108)
Depreciation and amortization	(68,123)	(47,116)	-	(17,648)	(132,887)

At December 31, 2009	1,722,927	601,164	837,054	164,568	3,325,713

During the year, the Company carried out a review of the recoverable amount of its property, plant and equipment. The recoverable amount of the relevant assets has been determined on the basis of their value in use. The discount rate used in measuring value in use was 23.1% per year. No impairment was recognized for the years ended on December 31, 2009 and 2008.

(a) Refers to aircraft held under finance leases agreements in the total of R$1,720,010, net of depreciations and other assets in the amount of R$2,917, net as of December 31, 2009 (R$1,301,146 and R$7,416 as of December 31, 2008, respectively).

(b) The disposals of pre-delivery deposits correspond to the amounts returned by the Boeing Co. at the time the aircraft is delivered to the Company. These resources are used for the payment of the financing of respective aircraft as described in Note nº 23, under the captions PDP I and II.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

9. Intangible assets

			Airport
			operating
	Goodwill	Tradenames	rights	Software	Total

At December 31, 2006	-	-	-	15,114	15,114

Additions	542,302	63,109	560,842	22,395	1,188,648
Disposals	-	-	-	-	-
Amortization	-	-	-	(6,321)	(6,321)

At December 31, 2007	542,302	63,109	560,842	31,188	1,197,441

Additions	-	-	-	38,290	38,290
Disposals	-	-	-	(15,003)	(15,003)
Amortization	-	-	-	(10,408)	(10,408)

At December 31, 2008	542,302	63,109	560,842	44,067	1,210,320

Additions	-	-	-	31,431	31,431
Amortization	-	-	-	(9,966)	(9,966)

At December 31, 2009	542,302	63,109	560,842	65,532	1,231,785

The Company has allocated goodwill and intangible assets with indefinite lives acquired through business combinations for the purposes of impairment testing to a single cash-generating unit which is the operating subsidiary VRG.

The recoverable amount of the cash generating unit has been measured on the basis of its value-in-use, by applying cash flow projections in the functional currency based on the Company’s approved business plan covering a five-year period followed by the long-term growth rate of 3%. The pre-tax discount rate applied to the cash flow projections is 23.1% .

The calculation of value-in-use for the cash generating unit is most sensitive to the following assumptions:

• Discounted free cash flow approach, based on current acquisition valuation model;

• Discount rates derived from the Company’s weighted average cost of capital, adjusted for the market specific risks;

• Long-term growth rate which reflects the market consensus on the business;

• Royalty stream that could be obtained from licensing the intangible asset to a third party in an arm’s length transaction.

As of December 31, 2009 and 2008, no impairment of goodwill and other intangible assets was recognized.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

10. Inventories

	2009	2008

Consumable material	11,040	9,318
Parts and maintenance material	98,744	108,408
Advances to suppliers	25,086	65,230
Importation of assets in progress	5,749	5,378
Other	5,942	4,105
Provision for obsolescence	(8,602)	(4,275)

	137,959	188,164

Changes in the provision for obsolescence are as follows:

Balances at December 31, 2006	-

Additions	(12,013
Disposals	-

Balances at December 31, 2007	(12,013)

Additions	(8,473)
Disposals	16,211

Balances at December 31, 2008	(4,275)

Additions	(4,327)
Disposals	-

Balances at December 31, 2009	(8,602)

11. Trade and other receivables

	2009	2008

Local currency:
Credit card administrators	341,784	95,097
Travel agencies	123,884	116,270
Installment sales	57,491	92,913
Cargo agencies	14,220	15,505
Other	23,161	48,723

	560,540	368,508

Foreign currency
Credit card administrators	4,273	5,749
Travel agencies	6,349	13,940
Cargo agencies	545	1,428

	11,167	21,117

	571,707	389,625

Allowance for doubtful accounts	(52,399)	(44,698)

	519,308	344,927

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

11. Trade and other receivables (Continued)

Changes in the allowance for doubtful accounts are as follows:

Balances at December 31, 2006	(10,366)

Additions	(32,937)
Irrecoverable amounts	-
Recoveries	6,934

Balances at December 31, 2007	(36,369)

Additions	(15,864)
Irrecoverable amounts	-
Recoveries	7,535

Balances at December 31, 2008	(44,698)

Additions	(41,366)
Irrecoverable amounts	17,672
Recoveries	15,993

Balances at December 31, 2009	(52,399)

The aging analysis of accounts receivable is as follows:

	2009	2008

Falling due	498,684	327,722
Overdue 30 days	10,172	13,103
Overdue 31-60 days	4,870	3,555
Overdue 61-90 days	2,350	4,455
Overdue 91-180 days	14,592	13,011
Overdue 181-360 days	9,492	8,194
Overdue more than 360 days	31,547	19,585

	571,707	389,625

At December 31, 2009, the accounts receivables from travel agencies in the amount of R$67,691 (R$18,070 at December 31, 2008), are related to loan agreements guarantees.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

12. Cash and cash equivalents

Cash and cash equivalents are composed as follows:

	2009	2008

Cash and bank deposits	84,262	148,716
Cash equivalents	1,298,146	20,614

	1,382,408	169,330

On December 31, 2009, cash equivalents primarily refer to CDB (bank deposits certificates), Brazilian treasury bills (government securities) and fixed income funds, bearing interest at rates ranging between 95.0% and 107.3% of the CDI (Interbank Deposit Certificate). The composition of the cash equivalents is as follows:

	2009	2008

Bank deposits certificates	619,587	1,895
Government securities	582,710	2,749
Committed - Overnight	95,849	-
Other	-	15,970

	1,298,146	20,614

These investments have high liquidity, are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

13. Restricted cash

The restricted cash represents guarantee margin deposits related to hedge operations and BNDES and BDMG loans.

The guarantee margin deposits related to hedge exchange rate corresponds to R$18,820 (R$174,460 on December 31, 2008), recorded in current assets, and are deposited with the BM&FBOVESPA for future U.S. Dollars operations and, in the case of derivative operations with oil and interest, deposited with banks with which the contracts were made. These deposits are primarily invested in government securities bearing interest based on SELIC or other prime rate.

The restricted cash linked to BNDES and BDMG loans are invested in DI securities, bearing interest rate of 98.2% of CDI, and correspond to the requirement of margin deposits from counterparties. On December 31, 2009, the balance recorded in non-current assets, corresponds to R$7,264 (R$6,589 on 31 December 2008).

14. Shareholders’ equity

The following table sets forth the ownership and the percentage of the Company’s voting (common) and non-voting (preferred) shares as of December 31, 2009 and 2008:

	2009			2008

	Common	Preferred	Total	Common	Preferred	Total

Fundo de Investimento em
Participações ASAS	100.00%	26.96%	63.64%	100.00%	42.60%	73.13%
Others	-	1.57%	0.78%	-	3.84%	1.80%
Treasury shares	-	0.34%	0.17%	-	1.66%	0.78%
Public Market (Free Float)	-	71.13%	35.41%	-	51.90%	24.29%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

As of December 31, 2009, the capital of the Company is comprised of 265,279,538 fully paid-up shares being 133,199,658 common shares and 132,079,880 preferred shares, each with no par value, authorized, issued and outstanding. According to the Company’s bylaws, the capital can be increased up to R$4 billion through the issuance of common or preferred shares. Fundo de Investimento em Participações Asas is the Company’s controlling fund which is equaly controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

Each common share entitles its holder to one vote at the Company’s shareholder meetings. The outstanding preferred shares have no class designation, are not convertible into any other security and are non-voting, except under the limited circumstances provided under Brazilian law. Upon liquidation, holders of preferred shares are entitled to receive distributions prior to the holders of common shares. In addition, the São Paulo Stock Exchange – Bovespa Level 2 of Differentiated Corporate Governance Practices provides for the granting of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

14. Shareholders’ equity (Continued)

On March 20, 2009 the Board of Directors approved the capital increase of the Company in the amount of R$203,531 and the issuance of 26,093,722 shares, comprising 6,606,366 common shares and 19,487,356 preferred shares. The issuance price for the common and preferred shares was fixed at R$7.80 per share, according to the quotation of the shares on the São Paulo Stock Exchange on March 20, 2009, verified after the closing of the trading session, in accordance with Article 170, Paragraph 1, Item III of the Law No. 6,404/76.

As of June 2, 2009, the Board of Directors authorized the subscription of all shares and approved the capital increase in the amount of R$203,531. The shares issued herein are identical to the shares already existing and shall be entitled to the same rights conferred to the other shares of the same kind, including receipt of dividends and interest on shareholders’ equity.

On October 8, 2009, the Board of Directors approved the capital increase of R$627,083 as a result of primary public offering by issuing a total of 38,005,000 shares, comprising 19,002,500 common shares and 19,002,500 preferred shares all nominative, registered with no par value, free and clear of any liens or encumbrances, issued by the Company, being the preferred shares with limited voting rights for certain matters. The issue price of the common and preferred shares was set at R$16.50 per share, defined by the completion of the book building procedure. The issuance costs amounted R$19,194, net of taxes, and were recorded in the shareholders’ equity offsetting the capital amount.

Retained earnings

Under Brazilian corporation law and according to the Company’s bylaws, the Company is required to maintain a “legal reserve” to which it must allocate 5% of its net income after the realization of accumulated losses, limited to 20% of capital. The legal reserve can only be used to offset losses and increase the capital of the Company and is subject to approval by the shareholders voting at the annual shareholders meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. On December 31, 2009, a total of R$39,123 was constituted based on the net income of the year under BR GAAP. On December 31, 2008, there was no legal reserve constituted.

Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders, in the aggregate of at least 25% of annual net distributable income determined in accordance with Brazilian corporation law. Brazilian law permits the payment of cash dividends only from current net income and certain reserves registered in the Company’s statutory accounting records.

For the year ended December 31, 2009, the Company’s statutory consolidated financial statements prepared under BR GAAP presented net income of R$858,466 (loss of R$1,237,114 in 2008 and net income of R$268,527 in 2007).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

14. Shareholders’ equity (Continued)

Dividends (Continued)

The Board of Directors approved a Dividend Policy for 2009 whereby, without prejudice to the Company’s Bylaws, approve a distribution of dividends in the amount of R$185,839, or R$0.70 per common and preferred share of the Company, according to Law No. 9,249 of December 26, 1995. The basis for the dividend calculation is described in article 26 of the Company’s Bylaws which determines that the net income for the year has to first compensate any accumulated losses.

The dividend per share and proposed dividends were calculated as follows:

2009

Accumulated losses from previous years	(994,565)
(+) Reinvestment reserve realization	837,700
(+) Legal reserve realization	80,865

Accumulated losses after reserves compensation	(76,000)
Net income for the year under BR GAAP	858,466

Net income for the year under BR GAAP after accumulated losses compensation	782,466
(-) Legal reserve constitution (5%)	(39,123)

Profit basis for the determination of the minimum mandatory dividends	743,343

Proposed dividends (25%)	185,839

Dividend per share	0.70

The proposed dividends related to the year ended December 31, 2009 is in accordance with statutorily guaranteed rights, and will be submitted by the Company’s Management for approval at the Extraordinary General Meeting to be held within the term established by the prevailing Corporation Law.

Treasury shares

The Board of Directors at the meeting held on January 28, 2008, approved a preferred shares repurchase program aiming to enable the Company to achieve important opportunities of value enhancement for holding in treasury and subsequent disposal or cancellation, without capital reduction. The Company has acquired 1,574,200 of its own issued shares in prior years using retained earnings, at an average price of R$26.16 per share, recorded as Treasury shares. In accordance with the provisions of Brazilian Securities and Exchange Commission (CVM) Instructions No. 10/80 the maximum term for the performance of the transaction was 365 days counted as from January 28, 2008. The minimum cost was R$19.98 per share and the maximum cost was R$30.28 per share, amounting a total of R$41,180.

The Board of Directors at the meeting held on December 9, 2009, approved the cancellation of 1,119,775 preferred shares in Treasury shares, at the amount of R$ 29,293 recorded against the capital reserves account. As of 31 December 2009, the Company has 454,425 held as Treasury shares, amounting R$11,887, with a market value of R$11,851 (R$41,180 with a market value of R$15,600 as of December 31, 2008).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

14. Shareholders’ equity (Continued)

Other comprehensive income (loss)

The market-to-market fair value of short-term investments classified as available for sale financial assets and derivative financial instruments designated as cash flow hedges are recognized in the Shareholders’ equity as other comprehensive income (loss), net of tax effects, until the end of the contracts. The balance at December 31, 2009 corresponds to a net gain of R$ 818 (net loss of R$16,373 at December 31, 2008).

15. Share-based payments

The Company’s Board of Directors within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved a stock option plan for key senior executive officers and employees. Under this plan the stock options granted to employees cannot exceed 5% of total outstanding preferred shares. The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The Board of Directors meetings date and the assumptions utilized to estimate the fair value of the stock purchase options using the Black-Scholes option pricing model are demonstrated below:

	Stock option purchase plans

	2005	2006	2007	2008	2009

	December	January 2,	December	December	February 4,
Board of Directors meeting	9, 2004	2006	31, 2006	20, 2007	2009
Total options granted	87,418	99,816	113,379	190,296	925,800
Option exercise price	33.06	47.30	65.85	45.46	10.52
Fair value of option on grant date	29.22	51.68	46.61	29.27	8.53
Estimated volatility of share price	32.5%	39.9%	46.5%	41.0%	76.91%
Expected dividend yield	0.8%	0.9%	1.0%	0.9%	-
Risk-free return rate	17.2%	18.0%	13.2%	11.2%	12.7%
Duration of the option (in years)	10.00	10.00	10.00	10.00	10.00

During the year ended December 31, 2009, the Company recorded a share-based payments expense of R$4,540 (R$5,362 in 2008 and R$4,905 in 2007), in the income statement as employee costs.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

15. Share-based payments (Continued)

Changes in the stock options as of December 31, 2009 are shown as follows:

		Average weighted
	Stock options	purchase price

Options outstanding as of December 31, 2007	241,857	50.67
Granted	190,296	45.46
Exercised	(336)	36.35
Forfeited	(64,830)	50.27

Options outstanding as of December 31, 2008	366,987	48.05
Granted	925,800	10.52
Exercised	(22,650)	10.37
Forfeited	(420,783)	10.80

Options outstanding as of December 31, 2009	849,354	26.59

Number of exercisable options as of December 31, 2008	151,436	46.23
Number of exercisable options as of December 31, 2009	303,774	37.31

As of February 2, 2010, the Board of Directors authorized the homologation of the exercise of 22,650 stock options occurred during 2009, that resulted in a capital increase of R$234.

The interval of the exercise prices and the average maturity of the outstanding options, as well as the interval of the exercise prices for the exercisable options as of December 31, 2009, are summarized below:

Outstanding options				Exercisable options

	Options in	Remaining	Weighted	Exercisable	Weighted
Exercise price	circulation as of	average maturity	average	options as of	average
interval	12/2009	in years	exercise price	12/2009	exercise price

33.06	60,810	5.00	33.06	60,810	33.06
47.30	69,194	6.00	47.30	55,123	47.30
65.85	76,253	7.00	65.85	45,752	65.85
45.46	157,947	8.00	45.46	63,179	45.46
10.52	485,150	9.00	10.52	78,910	10.52

10.52-65.85	849,354	9.10	26.59	303,774	37.31

16. Earnings per share

Although, there are differences in voting rights and liquidation preferences, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders have identical rights to earnings and are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. Therefore, the Company understands that, substantially, there is no difference between preferred shares and common shares and the basic earnings (loss) per share calculation should be the same way for both shares.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

16. Earnings per share (Continued)

Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the period. The diluted earnings per share are computed including dilutive potential shares from the executive employee stock options using the treasury-stock method when the effect is dilutive. The effect anti-dilutive potential shares are ignored in calculating dilutive earnings per share.

	2009	2008	2007

Numerator
Net income (loss) for the year	890,832	(1,239,347)	167,288
Denominator
Weighted-average shares outstanding for basic
earnings per share (in thousands)	227,472	202,301	198,609
Treasury shares	-	(1,108)	-

Adjusted weighted-average shares outstanding for
basic earnings per share (in thousands)	227,472	201,193	198,609
Effect of dilutive securities:
Executive stock options (in thousands)	111	-	48

Adjusted weighted-average shares outstanding and
assumed conversions for diluted earnings per
shares (in thousands)	227,583	201,193	198,657

Basic earnings (loss) per share	3.92	(6.16)	0.84
Diluted earnings (loss) per share	3.91	(6.16)	0.84

At December 31, 2009, diluted earnings per share, takes into account potential future dilutive instruments related to the 2009 year stock option plan which had an exercise price below the average market price during the period (“in-the-money”). Due to this there is dilution related to the stock options amounting R$946.

As of December 31, 2009, the total of 364,204 stock options described in Note 15 are non-dilutive (361,901 stock options as of December 31, 2008).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

17. Tax obligations

	2009	2008

PIS and COFINS (1)	63,971	50,756
REFIS (2)	38,166	-
IOF (3)	13,415	-
IRRF on wages and benefits (4)	8,855	4,166
CIDE (5)	4,593	-
ICMS (6)	2,121	8,421
Import tax	2,455	2,383
Others	12,343	14,934

	145,919	80,660

Current	57,277	39,605

Non-current	88,642	41,055

(1) PIS and COFINS: federal taxes charged on revenues;
(2) REFIS: Federal Taxes Refinancing Program;
(3) IOF: Tax on financial operations
(4) IRRF: Withholding income tax applies on certain domestic transactions, such as payment of fees to some service providers, payment of salary and interest income resulting from short term investments;
(5) CIDE: Contribution for Intervention in the Economic Domain
(6) ICMS: Value Added Tax on sale and services;

PIS e COFINS

As the calculation system of such contributions started to use the non-cumulative tax principle in the calculation of PIS (Law 10,637/02) and COFINS (Law 10,833/03), the subsidiary VRG started to apply the said rules, as well as, to question the Judiciary Branch, about the application of the tax rate to calculate such contributions. The provision recorded in the balance sheet at December 31, 2009 in the amount of R$63,971 (R$50,796 on December 31, 2008) includes the unpaid installment, monetarily adjusted by SELIC interest rate. There are judicial deposits for these matters in order to ensure the suspension of liabilities, amounting to R$49,518 (R$38,358 on December 31, 2008).

Adhesion to the Federal Taxes Refinancing Program (REFIS)

On November 30, 2009, the Company and its subsidiary VRG filed their inclusion in the Federal Taxes Refinancing Program (REFIS) according to Law No. 11.941/09 and included all the federal debts due to the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury and maturing until November 30, 2008.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

17. Tax obligations (Continued)

Adhesion to the Federal Taxes Refinancing Program (REFIS) (Continued)

The Management has opted for payment in 180 installments of the tax debts totaling R$11,610 for GLAI and R$35,012 for VRG. The mode of payment chosen by the Company provides matching reductions of 60% (sixty percent) related to the ex-officio fine, 25% (twenty five percent) of late payment fine and 20% (twenty percent) of isolated fines reducing the value of debt to R$10,257 and R$27,909 to GLAI and VRG, respectively. The effect in the profit or loss of the year arising from the exercise of these discounts amounted to R$1,353 for GLAI and R$7,103 for VRG recorded as “Other operating expenses” in the statements of operations.

The debts homologation is scheduled for March, 2010, and when such approval occurs, the Company and its subsidiary VRG will use part of the accumulated income tax losses and negative basis of social contribution to compensate the fines and interest settlement in the amount of R$1,645 and R$9,032 for GLAI and VRG, respectively.

18. Provisions

	Insurance	Return	Onerous
	provision	of aircraft	contracts	Litigation	Total

At December 31, 2006	44,897	111,462	-	5,715	162,074

Recognized	84,240	86,945	-	109,962	281,147
Utilized	-	(66,581)	-	-	(66,581)

At December 31, 2007	129,137	131,826	-	115,677	376,640

Recognized	10,272	102,615	8,250	-	121,137
Utilized	-	(131,826)	-	(43,354)	(175,180)

At December 31, 2008	139,409	102,615	8,250	72,323	322,597

Recognized	-	13,113	2,080	13,000	28,193
Utilized	(96,777)	(95,936)	-	(13,469)	(206,182)
Unused	-	-	-	(1,515)	(1,515)

At December 31, 2009	42,632	19,792	10,330	70,339	143,093

Current	42,632	19,792	3,835	-	66,259
Non-current	-	-	6,495	70,339	76,834

Insurance provision

Includes provisions related to the accident of an aircraft during Gol Airlines Flight 1907 on September 29, 2006 and amounts payable for aircraft insurance. Management takes out insurance coverage in amounts it considers necessary to cover any claims, in view of the nature the Company’s assets and the risks inherent in its operating activities, with due heed being paid to the limits set in the lease agreements, in compliance with provisions of the Law nº. 11,744/03.

The Company maintains insurance for the coverage of these liabilities resulting from the claim. The payments for the hull to the lessor were made by the insurance company. Management does not expect any liabilities arising from the accident involving Flight 1907 to have a material adverse effect on the financial position or results of its operations.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

18. Provisions (Continued)

Return of aircraft

Includes provisions for the maintenance costs to meet the contractual return conditions on engines held under operating leases.

Onerous contract

As of December 31, 2009, the Company recorded a provision of R$10,330 being a total of R$3,835 classified in current liability and R$6,495 classified in non-current liability (R$8,250 as of December 31, 2008 classified in current liability) for onerous operating lease contracts related to two non-operating Boeing 767-300 aircrafts. The provision represents the present value of the future lease payments that the Company is presently obligated to make under non-cancellable onerous operating lease contracts, less revenue expected to be earned on the lease, including estimated future sub-lease revenue, where applicable. The estimate may vary as a result of changes in the utilization of the leased premises and sub-lease arrangements where applicable. The term of the leases range from 2 to 4 years.

Litigation

At December 31, 2009, the Company and its subsidiaries are parties in judicial lawsuits and administrative proceedings, totaling 17,446 according to the following distribution: (i) 12,425 civil claims, being 1,257 administrative proceedings and (ii) 5,021 labor claims, being 97 administrative proceedings. As a result of the Company’s normal course of operations, there are respectively, 11,590 civil claims and 1,089 labor claims. The remainder is related to requests for recognition of succession related by obligations from the former Varig S.A.

Provisions are recognized for probable losses and are reviewed based on the development of suits and the historical record of loss of civil and labor suits, based on the best current estimate. The estimated obligations resulting from the civil and labor suits are shown as follows:

	2009	2008

Civil	34,815	20,898
Labor	35,524	51,425

	70,339	72,323

The Company and its subsidiary VRG discuss various civil lawsuits involving petitions, actions for damages in general related to: flight delays, flight cancellations, baggage loss and damage to baggage. On December 31, 2009, the judicial deposits relating to civil contingencies correspond to R$ 1,640 (R$1,605 on December 31, 2008).

The Company is also party in various labor claims which consist mainly of discussions involving: overtime, hazardous work premium, health exposure allowance and differences in salary. On December 31, 2009, the judicial deposits relating to labor contingencies correspond to R$25,145 (R$18,189 on December 31, 2008).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

18. Provisions (Continued)

Litigation (Continued)

As of December 31, 2209, there are other judicial lawsuits evaluated by Management and its legal advisers as a possible losses, at the estimated amount of R$54,823 for civil claims and R$1,731 for labor claims for which no provision was recorded (R$47,425 and R$1,731 as of December 31, 2008, respectively).

The Company is part of 4 labor claims in France arising from Varig S.A. debts. As of December 31, 2009, there is no indication of chances of success of said lawsuits, since the respective judicial proceedings have not initiated yet. There were no new developments with respect to the first hearing held in December 2009 and was appointed the new date for April 2010..The total amount involved was not accrued and is approximately R$5,332 (corresponding to € 2.1 million).

The Company is challenging in court the VAT (ICMS) levies on aircraft and engines imported under aircraft leases without purchase options in transactions carried out with lessors headquartered in foreign countries. The Company’s management understands that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject of the contract. Given that there is no circulation of goods, a relevant tax triggering event is not characterized.

The estimated aggregate value of lawsuits filed is R$210,164 at December 31, 2009 (R$201,760 at December 31, 2008), monetarily adjusted and not including charges in arrears. Management, based on the assessment of the cases by its legal advisors and supported by case laws favorable to taxpayers from the High Court (STJ) and the Supreme Federal Court (STF) handed down in the second quarter of 2007, understands that it is unlikely for the Company to have losses on these lawsuits.

Although the results of these proceedings cannot be anticipated, the final judgment of these actions will not have a material effect on the Company’s financial position, operating income and cash flow, according to management’s opinion supported by its outside legal advisors.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

19. Advances from customers

On June 30, 2009, the Company, through its subsidiary VRG concluded a partnership with Brazilian financial instutitions: Banco Bradesco S.A. and Banco do Brasil S.A. through an Operating Agreement for the issuance and management of credit cards in a co-branded format. Under the agreement, the Company initially received an amount of R$252,686 related to the purchase of miles from SMILES frequent flyer program, for access and use of the customer database of the program. Until December 31, 2009 the Company received as an advance of purchase of miles from the SMILES program, the amount of R$170,116 from the two financial institutions described above. The Company's expects to receive the full amount within 5 years from the date of the agreement, and also the remuneration conditioned by the right to access and use the registration database, share of the revenue from the credit cards issued by the financial institutions and participation in revenues. As of December 31, 2009, the balance recorded as advances from customers in current assets, relating to this agreement corresponds to R$72,010 and R$64,087 in non-current assets.

On November 13, 2009, the Company through its wholly-owned subsidiary VRG signed a commercial agreement with Banco Santander (Brasil) S/A with a term of 13 months in the amount of R$34,500 for the purchase of mileage credit, not exclusive, to use in their rewards programs. As of December 31, 2009, the balance recorded as advances from customers in current assets related to this agreement is R$32,823.

On July 27, 2009, the Company through its wholly-owned subsidiary VRG signed a commercial agreement with Operadora e Agência de Viagens CVC Tur Ltda. (“CVC”) with a term of 6 months in the amount of R$50,000 allowing the sale of tickets to their customers of flights operated by VRG. As of December 31, 2009, the balance recorded as advances from customers in current assets related to this agreement is R$21,226.

20. Smiles deferred revenue

The obligations assumed under the frequent flyer program, (“Smiles Program”) were valued at the VRG’s acquisition date at estimated fair value. The sale of passenger tickets by the Company includes air transportation and mileage credits. The Company’s sales of miles to business partners include marketing and mileage credits. The fair value of the mileage credit component is determined based (i) on weighted-average price of passenger tickets sold by VRG parted for mileage amount necessary to issue a ticket when VRG offers mileage for flying and, (ii) on weighted-average price at which the Company sells mileage credits to business partners.

The Company uses the residual method for revenue recognition of mileage credits. Under the residual method, the portion of revenue from the sale mileage credits and the mileage component of passenger ticket sales that approximates fair value is deferred and recognized as revenue when miles are redeemed and services are provided based on the weighted-average price of all miles that have been deferred. The portion of the revenue received in excess of the fair value of mileage credits sold (the “marketing premium) is recognized in income when the related marketing services are provided and classified as cargo and other revenue.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

20. Smiles deferred revenue (Continued)

The associated value for mileage credits which the Company estimates are not likely to be redeemed (“breakage”) is recognized as revenue. The Company calculates its breakage estimate based on historical redemption patterns.

At December 31, 2009, the Smiles deferred revenue balances are R$92,541 and R$221,414 classified in current and non-current liabilities, respectively (R$90,043 and R$262,626 at December 31, 2008, respectively).

21. Transactions with related parties

Graphic, consultancy and transportation services

VRG maintains an operating agreement with related party Breda Transportes e Serviços S.A., for passengers, baggage and employees transportation between airports, with a contractual term expiring on June 02, 2010, with a possibility to be renewed every 12 months for the same period by signing an additive instrument firmed by the parties with annual price restatement based on the General Market Price Index (IGP-M) variation.

VRG also maintains operating agreements with related parties Expresso União Ltda., Serviços Gráficos Ltda. and HK Consultoria e Participações, for passengers, baggage and employees transportation between airports, graphic services and consultancy, respectively, with a contractual maturity of 12 months without incidence of financial charges.

During the year ended December 31, 2009, VRG recognized a total expense relating to such services amounting R$10,075 (R$8,287 in 2008 and R$19,157 in 2007). The entities mentioned above belong to the same economic group and all controlled by Comporte Participações S.A.

Operating lease

VRG is the tenant of the property located at Rua Tamoios, 246, in São Paulo – SP, owned by a related company Patrimony Administradora de Bens controlled by Comporte Participações S.A. whose lease agreement expires on April 05, 2010 and has an annual price restatement clause based on the General Market Price Index (IGP-M) variation. During the year ended December 31, 2009, VRG recognized a total expense relating to such rental amounting R$428 (R$302 in 2008 and R$369 in 2007).

Unidas Rent a Car

In May, 2009, VRG entered into a commercial agreement with Unidas Rent a Car, a Brazilian car rental company, which gives Unidas' customers a 50% discount on the daily car rental charges when these customers purchase their tickets through the Company’s website. The Company’s chairman, Álvaro de Souza, is also the chairman of Unidas Rent a Car.

21. Transactions with related parties (Continued)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

Accounts payable – current liability

The accounts payable to related parties, in the amount of R$688 on December 31, 2009 (R$281 on December 31, 2008) are included in the suppliers’ balances and are mainly related to payment for services performed by Breda Transportes e Serviços S.A.

22. Financial instruments and concentration of risk

The Company and its subsidiaries are exposed to market risks as a result of its operations and consider as more relevant risks the effects of changes in the price of fuel, exchange rate, interest rate risks and credit risks.

The goal of the risk management program of the Company aims to protect against sudden increase of the costs linked to market prices that could affect the Company’s competitiveness in a given period. These risks are managed through use of financial instruments for protection available in the financial market such as swaps, future contracts, exchange options and fuel options. The operations that involve fuel and interest are contracted with international banks classified as low risk (average rating of A+ according to Moody’s and Fitch) and the operations that involve foreign currency are negotiated on BM&FBOVESPA. The use of these instruments is oriented by a formal policy of risk management which is under the guidance of its executive officers, Risk Policies Committee and Board of Directors

The majority of the financial instruments contracted for protection purposes of fuel price and foreign currency risks aim scenarios with low probability to occur and therefore, those derivatives have lower costs comparing to others with a higher probability to occur. As a result, despite the highly correlation between the protected object and the derivatives financial instruments contracted to protected them, when the transactions are settled, a substation part of them show ineffectiveness results, as presented in the following tables in this note.

The Company’s Risk Management Policy establishes controls and limits, as well as other tracking techniques, chiefly mathematical models adopted to constantly monitor exposures, in addition to expressly prohibiting the carrying out of speculative operations involving derivative instruments. The derivative financial instruments are only used for hedge purposes. Additionally, the Company does not conduct any type of operation involving leverage.

Historically, the Company does not contract protection for all of its exposure to fuel consumption, to foreign exchange and interest exposure and is, therefore, subject to the portion of the risks arising from market fluctuations. The portion of the exposure being protected is determined quarterly in line with the strategies determined in the Risk Policies Committee and are monitored periodically. As of December 31, 2009, the protection, which may reach 100% upon decision of the Risk Management Committe, is about 27% and 18% of the Company´s total exposure for the next 12 months of fuel consumption and foreign exchange, respectively.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

The Financial Risk Committee recommends for approval of the Board of Directors long term programs of contracting derivative financial instruments to protect the Company against possible changes in the market price relating to risk of fuel, exchange rates and interest rates during the period of 12 months on a rolling basis allowing, such to be extended if some predetermined prices are reached.

The Company adopts for a large portion of its derivatives financial instruments the hedge accounting method according to the parameters described in the IAS 39. All derivative financial instruments contracted with the purpose of protection are formally identified through documentation on the acquisition to allow it to fit with the requirements needed to use the hedge accounting method. The Company classified the derivative financial instruments used for protection as “cash-flow hedge” and recognizes, based on the criteria for hedge accounting described in IAS 39, the changes in fair value of effective derivatives financial instruments under shareholders’ equity until the object of the hedge achieves its maturity.

The IAS 39 also requires proof of the effectiveness, prospective and retrospective, of the derivative financial instruments to contain the changes of the expenses protected. The Company estimates the effectiveness based on statistical correlation methods or by the proportion of the variation of gains and losses in fair value of derivatives instruments used as hedge and the variation of the costs of the protected object. The results of effective hedges are booked as a reduction or increase in the operational cost (with exception of interest rate hedge results), and the results of hedges that are not effective are recognized as a financial income or expense of the period. Ineffective hedges occur when the variation in the value of the derivatives is not between 80% and 125% of the variation in the price of the object of hedge. When the protected object is consumed and the respective derivative financial instrument is settled, the unrealized gains or losses booked in shareholders’ equity are recognized in the income statement. In the case of the derivative financial instruments designated for hedging interest rates, the values of gains or losses with liquidation of these instruments are recorded in income or expense.

The Company also contracts derivative financial instruments which are not designated as hedge, in other words, such do not use the criteria for hedge accounting. These contracts are derivatives of interest swap-lock that are used to protect the exposure denominated in Libor rates on operation of aircraft leases. For these derivatives instruments, the change in fair value is recognized directly as financial income or expense of the period.

The market fair value of swaps is estimated based on the method of discounted cash-flow and the fair value of options is estimated using the Black & Scholes method (adapted to commodities options in the case of oil).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

Derivatives financial instruments are classified as current and non-current or are segregated between current and non-current according to the analysis of the facts and circumstances and if this segregation can be made in a reliable manner. The derivative financial instruments were recorded in the following accounts in the balance sheet:

Description	Accounts	Amounts on
		December 31, 2009

Amount receivable on settlement	Other assets	24,113
Amount payable on settlement	Other liabilities	12,118
Foreign currency cash flow hedge	Short-term investments	976
Margin deposits related to hedge exchange rate	Restricted cash	18,820
Changes in fair value of hedge accounting	Other comprehensive
	income (loss)	(1,317)

The relevant information relating to the main risks that affect the Company operations are detailed as follows:

a) Fuel price risk

One of the main market risks that the airlines companies face is the price of aircraft fuel whose variations are tied to fluctuations in the price of oil and the fuel represent a significant portion of airlines companies’ costs. Because of this exposure, the Company manages this risk by using strategies of contracting derivative financial instruments that aims to provide protection against sudden and significant increases in the price of oil, thus ensuring the competitiveness of the Company.

Aircraft fuel consumed in the years ended December 31, 2009, 2008 and 2007 represented 32.2%, 40.5% and 38.4% of the Company’s operating costs of service, respectively.

Because of the jet fuel traded in commodity exchanges has lower liquidity, the Company acquires derivatives of crude oil to protect against oscillation of aircraft fuel price. Historically, oil prices have been highly correlated to aviation fuel prices, which make oil derivatives effective in offsetting the prices of aviation fuel, so as to provide immediate protection. The hedged item of fuel is the operational expenses with aircraft fuel. The contracts of derivative for fuel hedge are done in Over the Counter markets with the following financial institutions: British Petroleum, Citibank, Deutsche Bank, Goldman Sachs, MF Global and Morgan Stanley.

On December 31, 2009, there were no financial assets linked to margin deposits for contracting derivative instruments for fuel hedge.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

a) Fuel price risk (Continued)

The following is a summary of the Company’s oil derivative contracts designated for hedge of aircraft fuel (in thousands, except as otherwise indicated):

Year ended:	December 31,	December 31,
	2009	2008

Fair value of derivative instruments (R$)	18,588	(102,387)
Hedge effectiveness losses recognized in shareholders’ equity,
net of taxes (R$)	-	(90,580)

Year ended December 31:	2009	2008	2007

Hedge effectiveness gains recognized in operating costs (R$)	8,045	49,572	33,167
Hedge ineffectiveness gains (losses) recognized in
finance expenses during the year (R$)	(122,737)	(73,388)	17,233
Hedge ineffectiveness losses recognized in finance expenses
for future period (R$)	(7,602)	(40,318)	(16,395)

Total hedge ineffectiveness gains (losses) recognized in finance
expenses (R$)	(130,339)	(113,706)	34,005

Hedged volume (in thousands of barrels) during the year	2,183	4,141	4,936
Percentage of exposure hedged during the year *	27%	56%	56%

* The percentage is calculated through the value of contracted hedge (notional value) divided by fuel costs.

The following table demonstrates the notional value of the derivatives designated as hedge contracted by the Company to protect the future fuel costs, the average rate contracted for the derivatives and the percentage of the fuel exposure protected for each period of competence as of December 31, 2009:

Market risk factor: Fuel Price

Over the Counter	Maturities

	1Q10	2Q10	3Q10	4Q10	Total

Percentage of the fuel exposure hedged	31%	32%	18%	7%

Notional volume in barrels (thousands)	1,076	1,068	626	235	3,005
Notional volume in liters (thousands)	171,062	169,791	99,521	37,360	477,734

Future agreed rate per barrel (USD)*	78.52	86.81	92.97	99.12	86.09

Total in Reais **	147,110	161,432	101,336	40,558	450,449

* Weighted average between the strikes of collars and callspreads.
** Exchange rate at 12.31.2009 was R$ 1.7412/ US$ 1.00

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

b) Foreign currency risk

Risk of exchange rate is the risk related to unexpected variation, in a favorable or unfavorable way, of the expenses and/or revenues whose values are tied to the fluctuations in foreign currencies. The Company’s exposure to foreign currencies is mainly related to operating activities and investments in foreign subsidiaries. The Company’s revenue is generated in Brazilian reais, except for a small portion in Argentine Pesos, Aruban Florin Bolivian Bolivianos, Chilean Pesos, Colombian Pesos, Paraguayan Guaranis, Uruguayan Pesos and Venezuelan Bolivares from flights between Brazil, Argentina, Aruba, Bolivia, Chile, Colombia, Paraguay, Uruguay and Venezuela. However, the Company has a significant portion of its liabilities exposed to changes in the exchange rate of U.S. dollars, particularly those related to aircraft leasing and instruments for raising funds for financing aircrafts acquisitions, requiring contracting derivative financial instruments to mitigate this risk. The main expenses accounts that are hedged due to exchange rate exposure are: jet fuel, leasing, maintenance, insurance and international IT services.

The contracts of derivative financial instruments for U.S. dollar hedge are performed with BM&FBOVESPA using exclusive investments funds which are used as vehicles for contracting risk coverage as described in the Company’s Risk Management Policy.

The value of financial assets linked to margin deposits on December 31, 2009 is R$18,820 represented by CDB’s (Bank Certificate Deposits) of first tier banks.

The Company’s current and future currency exchange exposure at December 31, 2009 and 2008 are as set forth below:

	2009	2008

Assets
Cash, cash equivalents and short-term investments	139,287	281,286
Accounts receivable from leasing companies	64,046	104,465
Deposits in guarantee of lease agreements	247,562	111,326
Maintenance deposits	446,530	391,989
Prepayments of lease agreements	35,453	45,596
Other	66,823	53,533

Total assets	999,701	988,195

Liabilities
Foreign suppliers	30,077	37,336
Loans and borrowings	989,157	1,715,068
Finance leases	1,557,418	1,587,161
Other leases payable	38,708	15,863
Insurance premium payable	38,150	54,422

Total liabilities	2,653,510	3,409,850

Exchange exposure, net – R$	1,653,809	2,421,655

Exchange exposure, net – US$	949,810	1,036,224

Future obligations
Operating leases	2,498,571	3,285,186
Aircraft commitments	12,565,036	16,662,776

Total future obligations – R$	15,063,607	19,947,962

Total future obligations – US$	8,651,279	8,535,713

Total exchange exposure (current and future) – R$	16,717,416	22,369,617

Total exchange exposure (current and future) – US$	9,601,087	9,571,937

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

b) Foreign currency risk (Continued)

The following is a summary of Company’s foreign currency derivative contracts designated for hedge of U.S. dollar (in thousands, except as otherwise indicated):

Year ended:	December 31,	December 31,
	2009	2008

Fair value of derivative instruments (R$)	982	9,416
Hedge effectiveness gains (losses) recognized in shareholders’ equity,
net of taxes (R$)	(294)	50,387

Year ended December 31:	2009	2008	2007

Hedge effectiveness gains (losses) recognized in operating expenses (R$)	(11,833)	55,149	(14,935)
Hedge ineffectiveness gains (losses) recognized in finance income
during the year (R$)	39,207	2,255	(12,280)
Hedge ineffectiveness losses recognized in finance expenses for future
period (R$)	(1,171)	-	643

Total hedge ineffectiveness gains recognized in finance income (R$)	38,036	2,255	(11,637)

Hedged volume (USD) during the year	293,250	1,070,250	626,800
Percentage of exposure hedged during the year	18%	52%	47%

The following table demonstrates the notional value of the derivatives designated as hedge contracted by the Company to protect the future expenses denominated in U.S. dollar and the average rate contracted for each period, as of December 31, 2009:

Market risk factor: U.S. dollar exchange
Exchange market
1Q10

Notional value in U.S. dollar	95,000

Futures contracted average rate	1.8653

Total in Reais	177,204

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

c) Credit risk

Credit risk is the risk that the counterparty will not meet its obligations under a financial instrument or a customer contract, leading to a financial loss.

The Company is exposed to credit risk from its operating activities primarily for trade receivables, cash and cash equivalents, including bank deposits, financial assets classified as available for sale assets, and derivative financial instruments. The credit risk of accounts receivable is minimized because it is substantially represented by accounts receivable of the largest credit card operators. The derivative financial instruments are made with counterparties that have high ratings according to the assessment by Moody’s and Fitch (an average rate of A+) or the instruments are contracted in the stock exchange of futures and commodities (BM&FBOVESPA). In addition, the Company assesses the risks of counterparties and diversifies its exposure. The Company's management believes that the risk of not receiving the amounts owed by their counterparts in derivative transactions is not significant.

d) Interest rate risk

The Company results are affected by fluctuations in international interest rates because of the impacts of such changes in expenses with leasing. On December 31, 2009, the Company has derivative financial instruments of interest swap-lock to protect against oscillation of interest rates on aircraft leasing.

The interest rate hedge operations are performed through contracts with first tier financial institutions. At December 31, 2009, the Company has open contracts with the following financial institutions: Calyon, Citibank and Merrill Lynch.

The Company had no financial assets linked to margin deposits as of December 31, 2009.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

d) Interest rate risk (Continued)

The following is a summary of Company’s interest rate derivative contracts designated as hedge interest rate Libor (in thousands, except as otherwise indicated):

Year ended:	December 31,	December 31,
	2009	2008

Fair value of derivative instruments (R$)	(2,182)	(3,878)
Hedge effectiveness losses recognized in shareholders’ equity, net of taxes (R$)	(1,023)	(3,873)

Year ended December 31:	2009	2008	2007

Hedge effectiveness gains recognized in operating expenses (R$)	(2,482)	(211)	-
Hedge ineffectiveness losses recognized in finance expenses for future period (R$)	(3)	-	-

Total hedge ineffectiveness losses recognized in finance expenses (R$)	(3)	-	-

Notional value at the end of the year (US$)	60,575	60,575	-
Notional value at the end of the year (R$)	105,474	141,564	-

The following is a summary of Company’s interest rate derivative contracts not designed as hedge (in thousands, except as otherwise indicated):

Year ended:	December	December
	31, 2009	31, 2008

Fair value of derivative instruments (R$)	(4,411)	(30,903)

Year ended December 31:	2009	2008	2007

Hedge gains (losses) recognized in finance income (R$)	14,457	(32,369)	(2,630)
Notional value at the end of the year (US$)	29,500	87,200	-
Notional value at the end of the year (R$)	51,365	203,786	-

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

e) Sensitivity Analysis Demonstration of the Financial Instruments

The following table demonstrates the sensitivity of financial instruments to a reasonably possible change in fuel prices, with all other variables held constant, on income before tax and equity:

	2009		2008		2007

	Effect on	Effect on	Effect on	Effect on	Effect on
Increase / (decrease)	income	shareholders’	income	shareholders’	income
in fuel price	before tax	equity	before tax	equity	before tax
(percent)	(R$ million)	(R$ million)	(R$ million)	(R$ million)	(R$ million)

10	(193.5)	(117.0)	(292.9)	(173.1)	(204.8)
-10	193.5	127.7	285.6	163.9	192.2

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. dollar exchange rate, with all other variables held constant, on the Company’s profit before tax (due to changes in the fair value of monetary assets and liabilities) and the Company’s equity (due to changes in the fair value of forward exchange contracts).

	2009		2008		2007

Strengthening	Effect on	Effect on	Effect on	Effect on	Effect on
/weakening in U.S.	income	shareholders’	income	shareholders’	income
dollar	before tax	equity	before tax	equity	before tax
(percent)	(R$ million)	(R$ million)	(R$ million)	(R$ million)	(R$ million)

10	(296.1)	(190.5)	(500.8)	(313.6)	(358.0)
-10	296.1	191.7	493.5	315.9	345.4

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

	2009		2008		2007

Increasing (decreasing)	Effect on	Effect on	Effect on	Effect on	Effect on
in Libor interest rates	income	shareholders’	income	shareholders’	income
for all maturities,	before tax	equity	before tax	equity	before tax
(percent)	(R$ million)	(R$ million)	(R$ million)	(R$ million)	(R$ million)

10	(0.3)	(0.2)	(1.4)	(0.6)	(2.0)
-10	0.3	0.2	1.4	0.6	2.0

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

f) Liquidity risk

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

The table below presents the Company’s contractual payments required on its financial assets and liabilities:

Year ended December 31,	2010	2011	2012	2013	2014	Thereafter 2014	Total

Non-derivative Financial
Assets
Cash and cash equivalents	1,382,408	-	-	-	-	-	1,382,408
Short-term investments	40,444	-	-	-	-	-	40,444
Restricted cash	18,820	-	6,133	-	1,131	-	26,084
Trade and other receivables	571,707	-	-	-	-	-	571,707

Total	2,013,379	-	6,133	-	1,131	-	2,020,643

Non-derivative Financial
Liabilities
Interest-bearing borrowings:
Finance leases	207,877	206,823	204,907	204,053	204,053	975,870	2,003,583
Floating rate loans	278,864	31,956	25,977	17,604	774	-	355,175
Fixed rate loans	13,998	93,492	93,492	93,492	93,569	671,072	1,059,115
Working capital	162,154	-	-	-	-	-	162,154

Total	662,893	332,271	324,376	315,149	298,396	1,646,942	3,580,027

Derivative Instruments -
net settlement
Fuel derivative	18,588	-	-	-	-	-	18,588
Foreign exchange derivative	982	-	-	-	-	-	982
Interest rate swaps	(6,593)	-	-	-	-	-	(6,593)

Total	12,977	-	-	-	-	-	12,977

	2,689,249	332,271	330,509	315,149	299,527	1,646,942	5,613,647

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

g) Capital management

The leverage ratios at December 31, 2009 and 2008 were as follows:

	December 31, 2009	December 31, 2008

Total equity	2,609,986	1,071,608

Cash and cash equivalents	(1,382,408)	(169,330)
Restricted cash	(18,820)	(183,286)
Other current financial assets	(40,444)	(245,585)
Loans and borrowings	1,576,444	1,832,728
Finance leases	1,557,418	1,587,161

Net debt (a)	1,692,190	2,821,688

Total capital (b)	4,302,176	3,893,296

Leverage ratio (a) / (b)	39%	72%

The decrease in the leverage ratio during the year ended on December 31, 2009 resulted primarily from the growth in retained earnings and reduction in net debt due to higher cash balances resulting from higher operating profits and financial operations.

In 2009, the Company’s Financial and Risk Policy Committee has suggested to the Board of Directors for approval the issue of new debts, equity offering and capital increase as part of the reconstruction of the Company’s cash position, aimed at achieving cash and cash equivalents of approximately 20% of last twelve months (“LTM”) net revenues.

From this date, the Company remains committed in having at least 20% of LTM net revenues.

h) Fair value measurement

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
  Estimated amounts as of December 31, 2009 and 2008 are not indicative of gains and/or losses arising upon maturity or in the event of cancellation of a financial instrument.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

h) Fair value measurement (Continued)

As described in IAS 39, the Company must classify the type of input used in the method of valuation of financial instruments at fair value in accordance with the following categories:

a) Level 1 Prices negotiated (without adjustment) in identical active or passive market;

b) Level 2 Different Input price traded in active market included in Level 1 that are observable for asset or liability, directly (as prices) or indirectly (derived from the prices); and

c) Level 3 Inputs for asset or liability that are not based on observable market variables (unobservable inputs).

The following table states a summary of the Company’s financial instruments measured at fair value with their respective classifications of the valuation method:

Balance as of December 31, 2009

		Active Market Price	Other Significant	Valuation
Financial Instrument	Book value	for Identical Assets	Observable Factors	Method
		(Level 1)	(Level 2)	(Level)

Financial assets:
Short-term investments	39.468	17.156	22.312	I e II

Financial liabilities:
Fixed rate debt (a)	671.072	592.238	-	I
Floating rate debt (b)	905.372	-	922.100	II

	1.576.444	592.238	922.100
Derivatives financial instruments:
Petrolleum	18.588	-	18.588	II
U.S. Dollar	982	-	982	II
Libor interest	(2.182)	-	(2.182)	II

	17.388	-	17.388

Balance as of December 31, 2008

		Active Market Price	Other Significant	Valuation
Financial Instrument	Book value	for Identical Assets	Observable Factors	Method
		(Level 1)	(Level 2)	(Level)

Financial assets:
Short-term investments	245.585	210.615	34.970	I e II

Financial liabilities:
Fixed rate debt (a)	896.098	403.372	-	I
Floating rate debt (b)	936.630	-	904.926	II

	1.832.728	403.372	904.926
Derivatives financial instruments:
Petrolleum	(102.387)	-	(102.387)	II
U.S. Dollar	9.416	-	9.416	II
Libor interest	(34.781)	-	(34.781)	II

	(127.752)	-	(127.752)

(a) Fixed rate debt includes: Sênior and Perpetual notes.
(b) Floating rate debt includes: Working capital, IFC loan, BNDES loan, BDMG loan, Debentures and PDP Facilities I and II.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

22. Financial instruments and concentration of risk (Continued)

h) Fair value measurement (Continued)

The Company’s available-for-sale securities consist of government bonds, certificates of deposit (CDB), time-deposits and investment funds. The inputs utilized to determine the fair values of government bonds are obtained in quoted public markets. The inputs utilized to determine the fair value of certificates of deposit and time deposits are derived from information quoted in public markets.

The Company’s fuel and interest rate derivative contracts consist of Over-the-Counter (OTC) contracts, which are not traded on a public exchange. These contracts include both swaps as well as other types of option contracts. The fair values of swap contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. The Company determines the value of option contracts utilizing a standard option pricing model based on inputs that are either readily available in public markets, can be derived from information available in publicly quoted markets, or are quoted by counterparties to these contracts. In situations where the Company obtains inputs via quotes from its counterparties, it verifies the reasonableness of these quotes via similar quotes from another counterparty as of each date for which financial statements are prepared.

The Company’s foreign exchange derivatives consist of exchange-listed futures and options contracts. The inputs utilized to determine the fair value of these contracts are obtained from quoted public markets.

23. Financial assets and liabilities

a) Short-term investments

	December 31, 2009	December 31, 2008

Bank deposits certificates	16,307	131,694
Government securities	-	7,475
Committed - Overnight	-	9,776
Foreign bank deposits	22,312	31,086
Other	849	65,554

Total of available for sale assets	39,468	245,585

Foreign currency cash flow hedge	976	-

	40,444	245,585

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

23. Financial assets and liabilities (Continued)

b) Financial assets (Continued)

The financial assets classified as available for sale are primarily comprised of exclusive funds, debt securities (FIDC) and foreign bank deposits (time deposits). These financial assets have an average maturity of 572 days bearing interest at an average rate of 109.3% per year of CDI as of December 31, 2009.

The cash flow hedge consists of future derivative financial instruments and purchase options of U.S. Dollars recorded in equity or compensation accounts in operating income, aiming to manage the Company exposure to market and exchange rate risks, as detailed in Note 22.

b) Financial liabilities (Continued)

At December 31, 2009 and 2008, debt consisted of the following:

	Effective	Effective
	interest rate	interest rate
	as of	as of
	December	December 31,
	31, 2009	2008	Maturity	2009	2008

Current
Local currency:
Working capital	10.89%	15.00%	March, 2010	160,000	50,000
Secured floating rate BNDES loan	8.90%	8.90%	July, 2012	14,352	14,181
Secured floating rate BDMG loan	8.88%	12.79%	January, 2014	2,800	2,567
Interest	-	-		3,309	1,686

				180,461	68,434
Foreign currency in U.S. Dollars:
Unsecured floating rate PDP loan facility	1.99%	3.51%	February, 2010	111,585	697,719
Unsecured floating rate PDP II loan facility	2.68%	-	December,2010	131,836	-
Secured floating rate IFC loan	4.72%	5.50%	July, 2013	14,510	19,475
Finance leases	-	-	-	136,679	157,948
Interest	-	-		16,624	23,876

				411,234	899,018

				591,695	967,452

Non-current
Local currency:
Secured floating rate BNDES loan	8.90%	8.90%	July, 2012	22,725	36,633
Secured floating rate BDMG loan	8.88%	12.79%	January, 2014	10,056	12,593
Debentures	11.03%	-	November,2014	374,045	-

				406,826	49,226
Foreign currency in U.S. Dollars:
Secured floating rate IFC loan	4.72%	5.50%	July, 2013	43,530	77,900
Finance leases	-	-	-	1,420,739	1,429,213

Unsecured fixed rate Senior notes	7.50%	7.50%	April, 2017	360,993	481,630
Unsecured fixed rate Perpetual notes	8.75%	8.75%	-	310,079	414,468

				2,135,341	2,403,211

				2,542,167	2,452,437

				3,133,862	3,419,889

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

23. Financial assets and liabilities (Continued)

b) Financial liabilities (Continued)

Working capital

On December 31, 2009, the Company had R$160,000 (R$50,000 at December 31, 2008) of working capital lines with three financial institutions. The weighted average annual interest rate for these loans in local currency at December 31, 2009 was 10.89% (15.00% at December 31, 2008). The loans are guaranteed by the Company and certain accounts receivable from travel agencies, as applicable.

On October 5, 2009, the Company obtained an extension of the line of working capital lines amounted R$50,000 for a period of three months.

BNDES loan

In May 2006, the Company through its wholly-owned subsidiary VRG, closed a secured floating rate loan in the amount of R$75,700 with the BNDES. The proceeds financed a major portion of the construction and expansion of the Company Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais, Brazil. The borrowing has a term of six years, an interest rate of 2.65% over the long-term borrowing rate –TJLP and is collateralized by accounts receivable in the amount of R$16,000. The principal is amortized in monthly payments of R$1,196 with a grace period of 12 months.

BDMG loan

In July 2007, the Company through its wholly-owned subsidiary VRG, closed a secured floating rate loan in the amount of R$14,000 (US$7,613) with the BDMG. This credit line will be used to finance a portion of the investments and operating expenses of the Company Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais. The loan has a term of five years with an annual interest rate of IPCA plus 6%. The principal is amortized in monthly payments of R$233 with a grace period of 18 months.

IFC loan

In June 2006, the Company through its wholly-owned subsidiary VRG, closed a secured floating rate borrowing agreement in the amount of R$108,000 (US$50,000) with the International Finance Corporation (IFC). This financing is being used to acquire spare parts inventories and fund working capital requirements. The loan has a term of six years with interest of LIBOR plus 1.875% p.a. and is guaranteed by spare parts and equipment at market value at a minimum amount equivalent to 1.3 times the outstanding amount. The principal is amortized in semi-annually payments of R$7,256 (US$4,167), with a grace period of 6 months. In July 2009, due to non compliance of financial performance required by IFC, the Company obtained a specific consent and established a new contract changing the interest rate of LIBOR plus 1.875% p.a. to LIBOR plus 3.75% a.a..

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

23. Financial assets and liabilities (Continued)

b) Financial liabilities (Continued)

Debentures

As of May 13, 2009, the Company approved the third public issue of 400 simple debentures, not convertible into shares, in single series, of the kind with real guarantee, issued by VRG, in the unitary nominal value of R$1,000, totaling R$400,000, aiming to strengthen the working capital of the Company. The maturity of the debentures is 2 years from the date of the issuance and its amortization will be made in 18 consecutive monthly payments, with 6 months of grace, from the seventh month of the issuance date, with the last maturity on May 13, 2011. The debentures are paid based on 126.50% of CDI and have as guarantee certain accounts receivable from credit card operators in the amount up to R$250,000.

On December 30, 2009, General Meeting of Debenture Holders was held which deliberated the amendment to the third public issue of debentures changing the maturity to 5 years and 6 months from the date of issue. The amortization began to be performed in 9 payments starting on December 13, 2009, and the remaining repayments semiannually beginning in June 13, 2011. Exceptionally, the last payment will be made on November 13, 2014.

The Meeting also decided to reduce to zero the guarantee related to the receivables from credit card operators. The premium payment for redemption remains as 1% for the first year from the date of issue and 0.5% for the remaining years until the maturity.

As of December 31, 2009, the interest paid monthly and recorded in current liabilities is R$1,886.

The expenses with the issuance totalized R$6,616 and are being classified as reduction of the debentures, appropriated in the total period of the debt as determined by IAS 39. As of December 31, 2009, the outstanding amounts were R$4,687.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

23. Financial assets and liabilities (Continued)

b) Financial liabilities (Continued)

PDP loan facility

On October 15, 2007 the Company’s subsidiary SKY contracted financing denominated in U.S. Dollars from 8 international banks led by Calyon and Citibank, in the amount of R$560,418 (US$310 million), which is being used for payment of the advances for acquisition of 21 next generation Boeing 737 aircraft, delivery of which is scheduled to occur until 2010. On October 15, 2007, a disbursement was made in the amount of US$151 million for payment of obligations to Boeing, with the remainder being available for use on the future scheduled disbursement dates. The maturity term of this financing is in February 2010, bears interest at LIBOR plus 1.0% p.a. and is guaranteed by the right to purchase the 21 aircraft.

On December 16, 2009, the Company’s subsidiary SKY II contracted financing with Natixis Transport Finance in the amount of R$185.691 (US$106 million) which is being used for payment of advances for acquisition of 7 Boeing 737-800 Next Generation aircraft, which delivery is scheduled to occur until 2010.

The financing denominated in U.S. Dollars and has a maturity term in December 2010 with LIBOR plus 2.45% p.a. The debt is guaranteed by the right to purchase the 7 aircraft.

As of December 31, 2009, the costs for capturing the resources totalized R$2,355 (US$1,353) and are recorded as a reduction of the debt and amortized according to maturity.

Perpetual and senior notes

In April 2006, the Company, through its subsidiary Finance, issued fixed rate perpetual notes guaranteed by the Company and VRG in the nominal amount of US$200 million, corresponding to R$426,880 as of the issued date. The notes are denominated in U.S. dollars, have no fixed final maturity date, are callable at par by the Company after five years from the issuance date, and bear interest at 8.75% . The Company is using the proceeds to finance the pre-delivery deposits made for the acquisition of aircraft, supplementing its own funds and bank financings guaranteed by assets obtained with the U.S. Exim Bank.

In March 2007, the Company, through its subsidiary Finance, issued fixed rate senior notes in the amount of R$463,545 (US$225,000) guaranteed by the Company and VRG. The notes are senior unsecured debt obligations, denominated in U.S. dollars, which mature in 2017, and bear interest at 7.50% p.a. The Company is using the proceeds to finance the pre-delivery deposits made for the acquisition of aircraft, supplementing its own funds and the bank financings guaranteed by assets obtained with the U.S. Exim Bank.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

23. Financial assets and liabilities (Continued)

b) Financial liabilities (Continued)

Perpetual and senior notes (Continued)

The fair values of the senior notes and perpetual bonds as of December 31, 2009, reflecting the frequent readjustment of the market quotations for these instruments, based on the exchange rate in effect on the balance sheet closing date, are as follows:

	Consolidated

	Book	Market

Senior notes	360,993	339,142
Perpetual bonds	310,079	253,096

The following table provides a summary of Company’s principal payments of long-term debt obligations at December 31, excluding the finance leases:

					Beyond
	2011	2012	2013	2014	2014	Total

Local currency:
BDMG loan	3,094	3,094	3,094	774	-	10,056
BNDES loan	14,352	8,373	-	-	-	22,725
Debentures	93,492	93,492	93,492	93,569	-	374,045

	110,938	104,959	96,586	94,343	-	406,826
Foreign currency
in U.S. Dollars:
IFC loan	14,510	14,510	14,510	-	-	43,530
Senior notes	-	-	-	-	360,993	360,993

	14,510	14,510	14,510	-	360,993	404,523

Perpetual notes	-	-	-	-	310,079	310,079

Total	125,448	119,469	111,096	94,343	671,072	1,121,428

Restrictive covenants

The Company holds agreements that require compliance with certain financial and performance indicators (covenants) based on Consolidated Financial Statements such as: (1) Net Debt/EBITDAR, (2) Current Assets/Current Liabilities, (3) EBITDA/Debt Service, (4) Short-term Debt/EBITDA, (5) Current Ratio and (6) Debt Coverage Index (DCI). The Company also had not reached the minimum parameters established with BNDES at December 31, 2009 and presented a letter of consent in compliance with the obligations established in the contract. In relation with IFC loan, at December 31, 2009, the Company reached all the minimum indicators required.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

23. Financial assets and liabilities (Continued)

b) Financial liabilities (Continued)

Restrictive covenants (Continued)

In relation to the debenture issue, the deed of issue requires the maintenance of the Debt Service Coverage Index which is defined as the ratio between the Company’s cash flow and debt service (total of the principal amortized plus interest paid) for the fiscal year in question. The VRG must obtain an index of at least 100% (one hundred percent) in 2009 and 130% (one hundred and thirty percent) in 2010, to be verified at the end of each period. Additionally, VRG should also maintain its Financial Leverage Ratio until 7 (seven) times parameter. As of December 31, 2009, the Company reached the minimum parameters required for the debentures.

24. Commitments

The following table provides a summary of the Company’s principal payments under aircraft purchase commitments and other obligations at December 31 of each year:

						Beyond
	2010	2011	2012	2013	2014	2014	Total

Pre-delivery
deposits for flight
equipment	159,536	200,228	406,147	429,396	222,477	156,875	1,574,659
Aircraft purchase
commitments	1,091,624	966,897	417,312	2,273,215	3,352,360	2,888,969	10,990,377

Total	1,251,160	1,167,125	823,459	2,702,611	3,574,837	3,045,844	12,565,036

The Company has a purchase contract with Boeing for acquisition of aircraft, and at December 31, 2009, the Company has 90 firm orders and 40 purchase options granted with non-onerous term. Up to one year, the Company made pre-delivery deposits for 14 aircraft, which have a schedule for delivery until February 2010 and the other with a term exceeding 18 months. These advances for aircraft acquisition were being financed by financings denominated Pre-delivery Facility I and II, with maturities in February 2010 and December 2010 respectively, as described in Note 23. The firm orders have an approximate value of R$10,990,377 (US$6.3 billion) based on the aircraft list price (which excludes contractual manufacturer discounts), including estimated amounts for contractual price escalations and pre-delivery deposits. Aircraft purchase commitments financed with long-term financing guaranteed by the U.S. Ex-Im Bank corresponds to approximately 85% of the total acquisition cost. Other agents finance the acquisition at or above this percentage reaching 100%.

The Company has been making payments for pre-delivery deposits of aircraft using combined resources of: Company’s own capital, borrowings, cash generated by operations, short and medium-term working capital and financings to the supplier.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

24. Commitments (Continued)

The Company leases its entire fleet under a combination of operating and finance leases. At December 31, 2009, the total fleet was 127 aircraft, of which 94 were operating leases and 33 were recorded as finance leases. The Company’s has 27 finance leases aircraft with bargain purchase options. During the year ended on December 31, 2009, 9 aircraft under finance leases were delivered and 6 737-300 aircraft were returned. At December 31, 2009, there were 7 737-300 aircraft which were in the process of being returned.

a) Finance leases

Future minimum lease payments non-cancelable under finance leases are denominated in US dollars with initial or remaining terms in excess of one year at December 31, 2009 and 2008 and were as follows:

	2009	2008

2009	-	222,222
2010	207,877	221,904
2011	206,823	220,906
2012	204,907	219,188
2013	204,053	219,188
2014	204,053	215,348
Beyond 2014	975,870	770,526

Total minimum lease payments	2,003,583	2,089,282
Less: amount representing interest	(446,165)	(502,121)

Present value of net minimum lease payments	1,557,418	1,587,161
Less current portion	(136,679)	(157,948)

Long-term portion	1,420,739	1,429,213

The discount rate used to calculate the present value of the minimum rental payments is 6.64% on December 31, 2009 (7.92% on December 31, 2008). There is no significant difference between the present value of the minimum rental payments and the fair value of these financial liabilities.

The Company has extended the maturity of the financing for some of its leased aircraft to 15 years by using the SOAR structure, which is a mechanism for lengthening the period for amortizing and paying off the financing and permits calculated drawdowns to be made for settlement by payment in full at the end of the lease agreement. As of December 31, 2009 the value of the drawdowns made for payment in full upon termination of the lease agreement is R$24,617 (R$13,556 as of December 31, 2008).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

24. Commitments (Continued)

b) Operating leases

The Company leases aircraft in operation, airport terminal space, other airport facilities, office space and other equipment with initial lease term expiration dates ranging from 2010 to 2021. Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at December 31, 2009 and 2008 were as follows:

	2009	2008

2009	-	673,520
2010	515,936	592,014
2011	489,655	574,701
2012	466,315	532,256
2013	402,497	449,289
2014	245,792	247,954
Beyond 2014	378,376	215,452

Total minimum lease payments	2,498,571	3,285,186

c) Sale-leaseback transactions

During 2006, the Company had gains on the sale-leaseback transactions for 8 Boeing 737-800 Next Generation aircraft. The net deferred gain on the sale-leaseback transactions in the amount of R$58,347 is being deferred in proportion to the monthly payments of their respective operating leases over the contractual term of 124 months. On December 31, 2009, the balances classified as other current and non-current liabilities are R$7,172 and R$29,653, respectively (R$7,172 and R$36,825 at December 31, 2008). For the year ended December 31, 2009, the total gains recognized in profit or loss were R$7,172 (R$7,172 in 2008 and R$7,178 in 2007).

During 2007, 2008 and 2009, the Company had losses on the sale-leaseback transactions for 9 Boeing 737-800 Next Generation aircraft. The net deferred losses on the sale-leaseback transactions in the amount of R$89,337 is being deferred in proportion to the monthly payments of their respective operating leases over the contractual term of 120 months. On December 31, 2009, the balances classified as current and non-current prepaid expenses are R$9,373 e R$63,574, respectively (R$7,810 e R$58,793 at December 31, 2008). For the year ended December 31, 2009, the total losses recognized in profit or loss was R$9,373 (R$6,371 in 2008 and R$733 in 2007).

Also in 2009, the Company recorded a gain of R$12,638 in the profit or loss, resulted from sale-leaseback transactions based on the fair value of 2 aircraft.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

25. Advance Ticket Sales

At December 31, 2009, the balance of advance ticket sales of R$561,347 is represented by 2.228.703 tickets sold and not yet used (R$572,573, represented by 2,010,347 at December 31, 2008) with 96 days of average term of use.

26. Revenue by geographic segment

The Company operates domestic and international flights. Since the Company’s aircraft fleet is flexibly employed across its route network in South America and Caribbean, there is no suitable basis of allocating such assets and related liabilities to geographical segments. Geographic information for net operating revenues by market was compiled based on passenger and cargo transportation provided by origin to final destination for VRG flights and is presented below:

			2008		2007
	2009	%	(Unaudited)%		(Unaudited)%

Domestic	5,661,101	94.0%	5,938,118	92.7%	4,513,815	91.4%
International	364,281	6.0%	468,075	7.3%	427,169	8.6%

Total	6,025,382	100.0%	6,406,193	100.0%	4,940,984	100.0%

27. Non-cash transactions

During the year ended December 31, 2009, the Company entered into the following non-cash investing and financing activities which are not reflected in the statement of cash flows:

• the Company acquired R$322,519 and disposed R$488,344 of pre-delivery deposits included in property, plant and equipment there was financed directly through PDP facility financing;

• the Company acquired R$526,559 of aircraft and other equipment under a finance lease (R$514,708 for the year ended on December 31, 2008).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except as indicated otherwise)

28. Subsequent Events

On February 2, 2009, the Board of Directors, with the powers vested in it and in conformity with Company’s Stock Purchase Option Plan, approved the granting of 2,672,746 options to purchase preferred Company stock at the price of R$20.65 per share for the year 2010. The vesting period of the stock options is 3 years, and can be exercised up to 10 years after the grant date.

On March 11, 2010, the Board of Directors meeting, authorized the dividends distribution for 2009 year, through a capital increase in the same amount of dividends declared of R$185,839 by means of private issuing of 7,622,584 shares, being 3,833,077 ordinary and 3,789,507 preferred shares. The issue price of the common and preferred shares was R$24.38 per share, determined in the date of the meeting, after the close of negotiations in BMF&BOVESPA.

29. Consolidating Condensed Financial Information of Guarantor Subsidiaries

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

GOL LINHAS AÉREAS INTELIGENTES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Statement of Financial Position as of December 31, 2009

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Assets
Non-current assets
Property, plant and equipment, net	-	-	2,521,082	804,631	-	3,325,713
Intangible assets	266	-	1,231,519	-	-	1,231,785
Investments	2,641,685	-	-	-	(2,641,685)	-
Other non-current assets
Credits with related parties	90,830	734,845	-	-	(825,675)	-
Other non-current assets	51,965	-	1,751,452	63,574	(107,573)	1,759,418

Total other non-current assets	142,795	734,845	1,751,452	63,574	(933,248)	1,759,418

Total non-current assets	2,784,746	734,845	5,504,053	868,205	(3,574,933)	6,316,916

Current assets
Other current assets	62,962	-	228,983	9,373	2,947	304,265
Inventories of parts and supplies	-	-	137,959	-	-	137,959
Trade and other receivables	-	-	519,308	-	-	519,308
Restricted cash	3,180	-	15,640	-	-	18,820
Financial assets	165,088	-	16,441	22,312	(163,397)	40,444
Cash and cash equivalents	41,208	16	1,155,421	23,595	162,168	1,382,408

Total current assets	272,438	16	2,073,752	55,280	1,718	2,403,204

Total assets	3,057,184	734,861	7,577,805	923,485	(3,573,215)	8,720,120

GOL LINHAS AÉREAS INTELIGENTES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Statement of Financial Position as of December 31, 2009

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Total shareholders' equity	2,840,405	(14,968)	2,414,180	(43,126)	(2,586,505)	2,609,986

Non-current liabilities
Other non-current liabilities	9,697	-	527,064	29,653	(8)	566,406
Debt with related parties	-	-	199,608	626,067	(825,675)	-
Deferred taxes	26	-	607,167	-	(44,890)	562,303
Long-term debt	-	733,755	1,871,091	-	(62,679)	2,542,167

Total non-current liabilities	9,723	733,755	3,204,930	655,720	(933,252)	3,670,876

Current liabilities
Other current liabilities	19,368	1,779	640,206	62,033	(52,227)	671,159
Dividends payable	186,416	-	-	-	-	186,416
Provisions	-	-	66,259	-	-	66,259
Advance ticket sales	-	-	561,347	-	-	561,347
Accounts payable	1,272	-	357,948	3,162	-	362,382
Short-term debt	-	14,295	332,935	245,696	(1,231)	591,695

Total current liabilities	207,056	16,074	1,958,695	310,891	(53,458)	2,439,258

Total liabilities and shareholders' equity	3,057,184	734,861	7,577,805	923,485	(3,573,215)	8,720,120

GOL LINHAS AÉREAS INTELIGENTES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Statement of Operations for the year ended December 31, 2009

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Total operating revenues	178	-	6,025,204	-	-	6,025,382

Operating expenses
Salaries	(7,746)	-	(1,093,207)	-	-	(1,100,953)
Aircraft fuel	-	-	(1,813,104)	-	-	(1,813,104)
Aircraft rent	-	-	(648,568)	(2,115)	-	(650,683)
Aircraft insurance	-	-	(56,324)	-	-	(56,324)
Sales and marketing	(200)	-	(364,351)	-	-	(364,551)
Landing fees	-	-	(312,637)	-	-	(312,637)
Aircraft and traffic servicing	(4,038)	-	(373,585)	(4,098)	-	(381,721)
Maintenance materials and repairs	-	-	(417,212)	-	-	(417,212)
Depreciation	(89)	-	(142,764)	-	-	(142,853)
Other operating expenses	(3,716)	-	(380,974)	12,638	-	(372,052)

Total operating expenses	(15,789)	-	(5,602,726)	6,425	-	(5,612,090)

Income(loss) before finance income and expenses	(15,611)	-	422,478	6,425	-	413,292

Total finance costs and other income (expense)	246,707	(3,280)	169,135	(69,718)	-	342,844

Equity in income (loss) of subsidiary	634,424	-	-	-	(634,424)	-

Income (loss) before income taxes	865,520	(3,280)	591,613	(63,293)	(634,424)	756,136

Income taxes	3,732	-	123,278	7,686	-	134,696

Net income (loss) for the year	869,252	(3,280)	714,891	(55,607)	(634,424)	890,832

GOL LINHAS AÉREAS INTELIGENTES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Cash Flow Statement for the year ended December 31, 2009

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Cash flows from operating activities:
Net cash provided by (used in) operating activities	62,811	(3,280)	346,355	(7,522)	58,895	457,259

Cash flows from investing activities:
Acquisition of property, plant and equipment, net	(44,163)	-	(86,312)	-	-	(130,475)
Net investments in restricted cash	(75,152)	-	37,340	-	-	(37,812)
Net investments in financial assets	27,032	-	198,328	-	(20,220)	205,140
Other	(270,591)	-	(31,077)	-	270,237	(31,431)

Net cash provided by (used in) investing activities	(362,874)	-	118,279	-	250,017	5,422

Cash flows from financing activities:
Net proceeds from long-term debt	(308,635)	3,276	273,583	28,036	(38,676)	(42,416)
Credit with related parties	811,654	-	1,216,852	-	(1,216,852)	811,654
Addition of treasury shares	-	-	(946,616)	-	946,616	-

Net cash provided by (used in) financing activities	503,019	3,276	543,819	28,036	(308,912)	769,238

Effects of exchange rate changes on the balance of cash
held in foreign currencies	-	-	(18,841)	-	-	(18,841)

Net increase (decrease) in cash and cash equivalents	202,956	(4)	989,612	20,514	-	1,213,078

Cash and cash equivalents at beginning of the year	420	20	165,809	3,081	-	169,330

Cash and cash equivalents at end of the year	203,376	16	1,155,421	23,595	-	1,382,408

GOL LINHAS AÉREAS INTELIGENTES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of Brazilian Reais)
Condensed Consolidating Statement of Financial Position as of December 31, 2008

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
Condensed Consolidating Statement of Financial Position as of December 31, 2008

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
Condensed Consolidating Statement of Operations for the year ended December 31, 2008

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
Condensed Consolidating Statement of Operations for the year ended December 31, 2007

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