Form 20-F
period 2010-12-31
Gol Intelligent Airlines Inc.
filed 2011-04-08
CIK 1291733

As filed with the Securities and Exchange Commission on April 8, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

_______________

FORM 20-F

_______________

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31,  2010

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

_________________

The Federative Republic of Brazil

(Jurisdiction of incorporation or organization)
Leonardo Porciúncula Gomes Pereira
+55 11 5098-7872
Fax:  +55 11 5098-2341
E-mail:  ri@golnaweb.com.br
Praça Comandante Linneu Gomes, S/N Portaria 3,
Jardim.  Aeroporto
04626-020 São Paulo, São Paulo
Federative Republic of Brazil
(+55 11 2128-4700)

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

The number of outstanding shares of each class of stock of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2010:

137,032,734                                                         Shares of Common Stock

133,303,934                                                         Shares of Preferred Stock

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

Table of Contents

Presentation of Financial and Other Data		1
Cautionary Statements about Forward-Looking Statements		2
ITEM 1.	Identity of Directors, Senior Management and Advisors	3
ITEM 2.	Offer Statistics and Expected Timetable	3
ITEM 3.	Key Information	3
A.	Selected Financial Data	3
B.	Capitalization and Indebtedness	7
C.	Reasons for the Offer and Use of Proceeds	7
D.	Risk Factors	8
ITEM 4.	Information on the Company	17
A.	History and Development of the Company	17
B.	Business Overview	17
C.	Organizational Structure	38
D.	Property, Plant and Equipment	38
ITEM 4A.	Unresolved Staff Comments	38
ITEM 5.	Operating and Financial Review and Prospects	39
A.	Operating Results	39
B.	Liquidity and Capital Resources	54
C.	Research and Development, Patents and Licenses, etc	60
D.	Trend Information	60
E.	Off-Balance Sheet Arrangements	60
F.	Tabular Disclosure of Contractual Obligations	61
ITEM 6.	Directors, Senior Management and Employees	61
A.	Directors and Senior Management	61
B.	Compensation	65
C.	Board Practices	66
D.	Employees	67
E.	Share Ownership	68
ITEM 7.	Major Shareholders and Related Party Transactions	69
A.	Major Shareholders	69
B.	Related Party Transactions	69
C.	Interests of Experts and Counsel	70
ITEM 8.	Financial Information	70
A.	Consolidated Statements and Other Financial Information	70
B.	Significant Changes	75
ITEM 9.	The Offer and Listing	75
A.	Offer and Listing Details	75
B.	Plan of Distribution	77
C.	Markets	77
D.	Selling Shareholders	82
E.	Dilution	82
F.	Expenses of the Issue	82
ITEM 10.	Additional Information	82
A.	Share Capital	82
B.	Memorandum and Articles of Association	82
C.	Material Contracts	91
D.	Exchange Controls	91
E.	Taxation	91

i

ii

Presentation of Financial and Other Data

The consolidated financial statements included in this annual report have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), in reais.

We have translated some of the real  amounts contained in this annual report into U.S. dollars.  The rate used to translate such amounts in respect of the year ended December 31, 2010 was R$1.6662 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect on December 31, 2010, as reported by the Central Bank.  The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real  amounts represent, or could have been or could be converted into, U.S. dollars at the above rate.  See “Exchange Rates” for more detailed information regarding the Brazilian foreign exchange system and historical data on the exchange rate of the real  against the into U.S. dollars.

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

The phrase “Brazilian government” refers to the federal government of the Federative Republic of Brazil, and the term “Central Bank” refers to the Banco Central do Brasil, or the Central Bank.  The term “Brazil” refers to the Federative Republic of Brazil.  The terms “U.S. dollar” and “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States.  The terms “real” and “reais” and the symbol “R$” refer to the legal currency of Brazil.  “IFRS” refers to the international financial reporting standards issued by the International Accounting Standards Board, or IASB.  “U.S. GAAP” refers to generally accepted accounting principles in the United States, and “Brazilian GAAP” refers to generally accepted accounting principles in Brazil, which are accounting principles derived from Law No. 6,404 of December 15, 1976, as amended, or the Brazilian corporation law and the pronouncements, guidance, and interpretations issued by the Committee of Accounting Standards (Comitê de Pronunciamentos Contábeis), or the CPC, approved by the rules of the CVM.

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

•         “Average stage length” represents the average number of kilometers flown per flight leg.

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

Cautionary Statements about Forward-Looking Statements

This annual report includes forward-looking statements, principally under the captions “Risk Factors,” “Operating and Financial Review and Prospects” and “Business Overview.”  We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business.  Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•         general economic, political and business conditions in Brazil and in other South American and Caribbean markets we serve;

•         the effects of global financial markets and economic crises;

•         management’s expectations and estimates concerning our future financial performance and financing plans and programs;

•         our level of fixed obligations;

•         our capital expenditure plans;

•         our ability to obtain financing on acceptable terms;

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

•         our ability to successfully implement our strategy;

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

ITEM 2.  Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.  Key Information

A.      Selected Financial Data

We changed our financial reporting from U.S. GAAP to IFRS, beginning with the financial statements as of and for the year ended December 31, 2008.  We present in this section the following summary financial data:

•         Summary financial and operating data derived from our audited financial statements included herein and prepared in accordance with IFRS as of and for the years ended December 31, 2010, 2009 and 2008;

•         Summary financial and operating data derived from out audited financial statements not included herein and prepared in accordance with IFRS as of and for the year ended December 31, 2007; and

•         Summary financial data derived from our audited financial statements not included herein and prepared in accordance with U.S. GAAP as of and for the year ended December 31, 2006.

The summary financial data prepared in accordance with IFRS and U.S. GAAP is not comparable.

The following tables present summary historical consolidated financial and operating data for us for each of the periods indicated.  Solely for the convenience of the reader, real  amounts as of and for the year ended December 31, 2010 have been translated into U.S. dollars at the commercial market rate in effect on December 31, 2010 as reported by the Central Bank of R$1.6662 to US$1.00.

IFRS Summary Financial and Operating Data

	Year Ended December 31,
	2007	2008	2009	2010	2010
	(in thousands)
Income Statement Data:
Net operating revenues:
Passenger	R$4,566,691	R$5,890,104	R$5,306,530	R$6,277,657	US$3,767,649
Cargo and other	374,293	516,089	718,852	701,790	421,192
Total net operating revenues	4,940,984	6,406,193	6,025,382	6,979,447	4,188,841
Operating expenses:
Salaries	(799,344)	(983,783)	(1,100,953)	(1,252,402)	(751,652)
Aircraft fuel	(1,898,840)	(2,630,834)	(1,813,104)	(2,287,410)	(1,372,830)
Aircraft rent	(525,785)	(645,089)	(650,683)	(555,645)	(333,480)
Sales and marketing	(367,866)	(588,735)	(364,551)	(367,757)	(220,716)
Landing fees	(273,655)	(338,370)	(312,637)	(331,883)	(199,186)
Aircraft and traffic servicing	(348,732)	(422,177)	(381,721)	(427,853)	(256,784)
Maintenance, materials and repairs	(339,281)	(388,030)	(417,212)	(422,950)	(253,841)
Depreciation and amortization	(62,548)	(125,127)	(142,853)	(281,604)	(169,010)
Other operating expenses	(315,068)	(372,696)	(428,376)	(354,147)	(212,548)
Total operating expenses	(4,931,119)	(6,494,841)	(5,612,090)	(6,281,652)	(3,770,047)
Operating profit (loss) before financial results	9,865	(88,648)	413,292	697,795	418,794
Interest expense	(182,618)	(269,278)	(288,112)	(338,609)	(203,222)
Financial income (expense), net	373,636	(837,116)	630,956	27,310	16,391
Profit (loss) before income taxes	200,883	(1,195,042)	756,136	386,496	231,963
Income taxes	(33,595)	(44,305)	134,696	(172,299)	(103,408)
Profit (loss) for the year	167,288	(1,239,347)	890,832	214,197	128,555
Earnings (loss) per share, basic (1):	0.842	(6.160)	3.916	0.798	0.479
Earnings (loss) per share, diluted (1):	0.842	(6.160)	3.914	0.796	0.478
Weighted average shares used in computing earnings per share basic (in thousands)(1)	198,609	201,193	227,472	268,564	268,564
Weighted average shares used in computing earnings per share, diluted (in thousands)(1)	198,657	201,193	227,583	268,954	268,954
Earnings per ADS, basic (1)	0.842	(6.160)	3.916	0,798	0,479
Earnings per ADS, diluted (1)	0.842	(6.160)	3.914	0,796	0,478
Dividends declared per share (net of withheld income tax) (1)	1.25	0.18	0.70	0.19	0.11
Dividends declared per ADS (net of withheld income tax) (1)	1.25	0.18	0.70	0.19	0.11

	As of December 31,
	2007	2008	2009	2010	2010
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	R$573,121	R$169,330	R$1,382,408	R$ 1,955,858	US$1,111,721
Short-term investments	820,343	245,585	40,444	22,606	12,849
Accounts receivable(2)	903,061	344,927	519,308	303,054	172,258
Deposits	641,164	731,374	855,569	715,377	406,624
Total assets	7,486,412	7,131,865	8,720,120	9,063,847	5,151,941
Short-term borrowings	891,543	967,452	591,695	346,008	196,673
Shareholders’ equity	2,392,448	1,071,608	2,609,986	2,929,169	1,664,956

	Year Ended December 31,
	2007	2008	2009	2010	2010
	(in thousands except percentages)
Other Financial Data:
Operating margin(3)	0.02%	(1.4)%	6.9%	10.00%	10.00%
Net cash (used in) provided by operating activities	R$ (141,488)	R$ 151,700	R$ 457,259	R$ 723,897	US$ 411,467
Net cash (used in) investing activities	(190,339)	40,650	5,422	(279,459)	(158,846)
Net cash provided by (used in) financing activities	617,484	(611,301)	769,238	139,900	79,520

	Year Ended December 31
	2007	2008	2009	2010
Operating Data(5):
Revenue passengers (in thousands)	23,689	25,664	28,410	32,915
Revenue passenger kilometers (in millions)	22,670	25,308	25,669	30,603
Available seat kilometers (in millions)	34,349	41,107	40,355	45,520
Load-factor	66.0%	61.6%	63.6%	67.1%
Break-even load-factor	65.9%	62.5%	59.2%	60.4%
Aircraft utilization (block hours per day)	13.8	12.1	11.6	12.9
Average fare	198	262	191	191
Yield per passenger kilometer (cents)	20.1	23.3	20.7	20.5
Passenger revenue per available seat kilometer (cents)	13.3	14.3	13.1	13.8
Operating revenue per available seat kilometer (cents)	14.4	15.6	14.9	15.3
Operating expense per available seat kilometer (cents)	14.4	15.8	13.9	13.8
Operating expense less fuel expense per available seat kilometer (cents)	8.9	9.4	9.4	8.8
Departures	237,287	268,540	273,602	295,160
Departures per day	650	736	750	811
Destinations served	66	59	59	59
Average stage length (kilometers)	960	933	890	907
Average number of operating aircraft during period	88.6	106.4	108.7	112.3
Full-time equivalent employees at period end	15,722	15,911	17,963	18,776
Fuel liters consumed (in thousands)	1,177,300	1,364,719	1,291,412	1,4652,99
Percentage of sales through website during period (4)	90.0%	92.4%	92.4%	88.1%
Percentage of sales through website and call center during period	98.9%	99.2%	98.7%	95.1%

_________

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

(3)   Operating margin represents operating income (loss) before financial results divided by net operating revenues.

(4)   Considering sales through our website and API (application programming interface) systems.

(5)   In October 2010, ANAC changed its calculation method for monthly traffic information and republished information for periods since January 2009. All operating data for 2009 and 2010 reflects the new methodology, whereas information for 2007 and 2008 was calculated pursuant to the old methodology and may not be fully comparable. According to ANAC, the changes were designed to align data with the concepts adopted by the International Civil Aviation Organization (ICAO). The change was necessary because Brazil has joined the ICAO’s statistical program and supplies the latter’s database with several industry data. Changes in the methodology refer to the calculation of ASK (seat supply) and the classification of domestic legs in international flights, which are now considered to be part of the domestic market. ANAC has stated that it will republish information for 2008 at a later date.

U.S. GAAP Summary Financial Data*

Year Ended December 31 2006
(in thousands)
Income Statement Data:
Net operating revenues:
Passenger	R$ 3,580,919
Cargo and other	221,098
Total net operating revenues	3,802,017
Operating expenses:
Salaries, wages and benefits	413,977
Aircraft fuel	1,227,001
Aircraft rent	292,548
Sales and marketing	414,597
Landing fees	157,695
Aircraft and traffic servicing	199,430
Maintenance, materials and repairs	146,505
Depreciation	69,313
Other operating expenses	179,494
Total operating expenses	3,100,560
Operating income before financial results	701,457
Interest expense	(66,378)
Financial income, net	163,883
Income before income taxes	798,962
Income taxes	(229,825)
Net income	R$ 569,137
Earnings per share, basic(1)	R$ 2.90
Earnings per share, diluted(1)	R$ 2.90
Weighted average shares used in computing earnings per share, basic (in thousands)(1)	196,103
Weighted average shares used in computing earnings per share, diluted (in thousands)(1)	196,210
Earnings per ADS, basic(1)	R$ 2.90
Earnings per ADS, diluted(1)	R$ 2.90
Dividends declared per share	R$ 0.92
Dividends declared per ADS(1)	R$ 0.92

As of December 31, 2006
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	R$ 280,977
Short-term investments	1,425,369
Accounts receivable(2)	659,306
Deposits	537,835
Total assets	4,258,454
Short-term borrowings	128,304
Long-term debt	949,006
Shareholders’ equity	2,205,158

_________

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

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.  The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  Between 2000 and 2002 the real depreciated  significantly against the U.S. dollar, reaching an exchange rate of R$3.53 per US$1.00 at the end of 2002. Between 2003 and mid-2008, the real  appreciated significantly against the U.S. dollar due to the stabilization of the macro-economic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per US$1.00 in August 2008.  With the crisis in the global financial markets beginning in mid-2008, the real  depreciated 31.9% against the U.S. dollar over the year 2008, reaching R$2.34 per US$1.00 on December 31, 2008.  Since 2009, the real appreciated against the U.S. dollar and on December 31, 2010 the exchange rate was R$1.67 per US$1.00 and on April 4, 2011, the exchange rate was R$1.61 per US$1.00.  The Central Bank has intervened occasionally to control instability in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real  to float freely or will intervene in the exchange rate market through a currency band system or otherwise.  The real  may substantially depreciate or appreciate against the U.S. dollar.

The following tables present the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	Period-End	Average for Period (1)	Low	High
	(reais per U.S. dollar)
Year
2006	2.138	2.177	2.059	2.371
2007	1.771	1.948	1.733	2.156
2008	2.337	1.836	1.559	2.500
2009	1.741	1.994	1.702	2.422
2010	1.655	1.881	1.759	1.666
2011 (through April 4, 2011)	1.611	1.666	1.611	1.691

	Month-End	Average for Month (2)	Low	High
	(reais per U.S. dollar)
Month
October 2010	1.701	1.711	1.684	1.701
November 2010	1.716	1.734	1.713	1.716
December 2010	1.666	1.711	1.693	1.666
January 2011	1.673	1.675	1.651	1.691
February 2011	1.661	1.668	1.661	1.678
March 2011	1.629	1.659	1.629	1.676
April 2011 (through April 4, 2011)	1.611	1.615	1.611	1.619

_________

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

The Brazilian government frequently has intervened in the Brazilian economy and occasionally makes significant changes in policy and regulations.  The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports.  Our business, financial condition and results of operations may be adversely affected by changes in policy or regulations at the federal, state or municipal levels involving or affecting factors such as:

•         interest rates;

•         currency fluctuations;

•         inflation;

•         liquidity of domestic capital and lending markets;

•         tax policies;

•         exchange rates and exchange controls and restrictions on remittances abroad, such as those that were briefly imposed in 1989 and early 1990; and

•         other political, social and economic developments in or affecting Brazil.

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of the ADSs and our preferred shares.

The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  Between 2000 and 2002, the real  depreciated significantly against the U.S. dollar, reaching an exchange rate of R$3.53 per US$1.00 at the end of 2002.  Between 2003 and mid-2008, the real  appreciated significantly against the U.S. dollar due to the stabilization of the macro-economic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per US$1.00 in August 2008.  In the context of the crisis in the global financial markets after mid-2008, the real  depreciated against the U.S. dollar over the year 2008 and reached R$2.34 per US$1.00 at year end 2008.  Since 2009, the real appreciated against the U.S. dollar and on December 31, 2010 the exchange rate was R$1.67 per US$1.00.

Depreciation of the real  against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm our financial condition and results of operations, may curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies.  Depreciation of the real  against the U.S. dollar can also, as in the context of an economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole.  On the other hand, appreciation of the real  relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange current accounts, as well as dampen export-driven growth.  Depending on the circumstances, either depreciation or appreciation of the real  could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

Substantially all of our passenger revenue and cargo revenue and temporary investments are denominated in reais, and a significant part of our operating expenses, such as fuel, aircraft and engine maintenance services, aircraft rent payments and aircraft insurance, are denominated in, or linked to, U.S. dollars.  We maintain U.S. dollar-denominated deposits and maintenance reserve deposits under the terms of some of our aircraft operating leases.  For the year ended December 31, 2010, 54.7% of our operating expenses were either denominated in or linked to the U.S. dollar.  In addition, the purchase price of the Boeing 737 Next Generation aircraft for which we had 100 firm purchase orders outstanding as of December 31, 2010, the 10 purchase rights and the 40 Boeing 737 Next Generation aircraft for which we currently have purchase options are denominated in U.S. dollars.  At the end of 2010, 79.5% of our indebtedness was denominated in U.S. dollars.  While in the past we have generally adjusted our fares in response to, and to alleviate the effect of, depreciation of the real and increases in the price of jet fuel (which is priced in U.S. dollars) and have entered into hedging arrangements to protect us against the effects of such developments, there can be no assurance we will be able to continue to do so.  To the extent we are unable to adjust our fares or effectively hedge against any such developments, this may lead to a decrease in our profit margins or to operating losses caused by increases in U.S. dollar-denominated costs, increases in interest expense or exchange losses on unhedged fixed obligations and indebtedness denominated in foreign currency.  We had total U.S. dollar-denominated future operating lease payment obligations of R$2,105.7 million and R$3,123.0 million regarding other U.S. dollar-denominated liabilities and indebtedness at December 31, 2010.  We may incur substantial additional amounts of U.S. dollar-denominated operating lease or financial obligations and U.S. dollar-denominated indebtedness and be subject to fuel cost increases linked to the U.S. dollar.

Depreciation of the real  also reduces the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our preferred shares and, as a result, the ADSs.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm our business.

Brazil has in the past experienced extremely high rates of inflation and has therefore followed monetary policies that have resulted in one of the highest real interest rates in the world.  Between 2004 and 2010, the base interest rate (SELIC) in Brazil varied between 19.25% p.a. and 8.75% p.a. Inflation and the Brazilian government’s measures to fight it, principally through the Central Bank, have had and may have significant effects on the Brazilian economy and our business.  Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit.  Conversely, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our business.  In addition, we may not be able to adjust the fares we charge our customers to offset the effects of inflation on our cost structure.

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

Brazilian aviation authorities monitor and influence the developments in Brazil’s airline market.  For example, the predecessor of the National Civil Aviation Agency (Agência Nacional de Aviação Civil), or ANAC, the DAC (Departamento de Aviação Civíl), had addressed overcapacity by establishing strict criteria that must be met before new routes or additional flight frequencies were awarded. ANAC (the successor of the DAC) has more recently set minimum turnaround times.  The policies of the ANAC and other aviation supervisory authorities may negatively affect our operations.

The Brazilian congress is currently discussing a draft bill that would replace the current Brazilian Aeronautical Code (Código Brasileiro de Aeronáutica).  In general, this draft bill deals with matters related to civil aviation, including airport concessions, consumer protection, limitation of airlines’ civil liability, compulsory insurance, fines and the increase of limits to foreign ownership in voting stock of Brazilian airlines from 20% to 49% or higher, provided that the country of origin of the investor permits a higher ownership threshold for Brazilian investors.  This draft bill is still under discussion in the House of Representatives and, if approved, must be submitted for approval to the Federal Senate, before being sent for presidential approval. If the Brazilian civil aviation framework changes in the future, or ANAC implements increased restrictions, our growth plans and our business and results of operations could be adversely affected.

Since 2009, the Brazilian government has been analyzing the privatization of airports or granting of rights for private concessionaries to operate currently existing airports or expansions of those airports.  In January 2011, Mrs. Dilma Roussef, the newly elected Brazilian president, announced that she intends to privatize certain Brazilian airports. Although such measures may serve as a potential positive catalyst to accelerate investments in airport infrastructure, we are unable to foresee the effects of any such measures on our business and results of operations.

In March 2011, the Civil Aviation Secretary (Secretaria de Aviação Civil), or SAC, was created to supervise civil aviation in Brazil. The Civil Aviation Secretary oversees the ANAC and INFRAERO and reports directly to the Brazilian President. We are unable to foresee how SAC will act as a regulator of Brazilian civil aviation and as its main policy agency, in the event SAC changes current policies or directs ANAC and INFRAERO to do so it may adversely affect our operations.

Changes to the Brazilian civil aviation regulatory framework may change the competitive dynamics of our industry and may adversely affect our operations, see “−We operate in a highly competitive industry.”

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

Unfavorable economic conditions, a significant decline in demand for air travel, or continued instability of the credit and capital markets could also result in pressure on our borrowing costs, operating results and financial condition and would affect our growth and investment plans.  These factors could also negatively affect our ability to obtain financing on acceptable terms and our liquidity generally.

Technical and operational problems in the Brazilian civil aviation infrastructure,  including air traffic control systems,  airspace and airport infrastructure may have a material adverse effect on our business,  our results of operations and our strategy.

We are dependent on improvements in the coordination and development of Brazilian airspace control and airport infrastructure, which, mainly due to the large growth in civil aviation in Brazil in recent years, require substantial improvements and government investments.  This is further emphasized by the need for additional infrastructure investments in the context of the Soccer Confederations Cup (2013) and World Cup (2014) and the Summer Olympics (2016) in Brazil.  Infraero has announced a list of investments in major Brazilian airports of approximately R$5.5 billion to be implemented between 2011 and 2014.

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

We face intense competition on domestic routes in Brazil from existing scheduled airlines and charter airlines and potential new entrants in our market.  In addition to competition among scheduled airline companies and charter operators, the Brazilian airline industry faces competition from ground transportation alternatives, such as interstate buses.  We may also face competition from international airlines as they introduce and expand flights between Brazil, other South American and Caribbean destinations.

Our existing competitors or potential new entrants into the markets in which we operate have in the past and may again undercut our fares, increase capacity on their routes in an effort to increase their market share or attempt to conduct low-fare or low-cost airline operations of their own, emulating our strategy.  In any such event, we cannot assure you that our level of fares or passenger traffic would not be adversely affected and would not have an adverse impact on our business and results of operations or that our competitive advantage would not be reduced.

In 2010 ANAC approved the deregulation of international airfares for flights departing from Brazil to the U.S. and Europe, gradually removing the prior minimum fares.  In addition, in 2010 the National Civil Aviation Council (Conselho de Aviação Civil), or CONAC, approved the continuity of bilateral agreements providing for open skies policies with other South American countries and a new open skies policy with the United States and began negotiations for an open skies policy with Europe, which we expect will be concluded this year.  These regulations increase competition in the market and may negatively affect our results of operation.

Until 2010, landing fees charged in Brazilian airports were standard in all airports independent of whether they were busy or not. In February 2011, in the context of measures to increase the viability of airports for privatization, the Brazilian government announced that it will increase landing fees at the busiest airports as compared to less busy airports. As a result, secondary airports may benefit in light of the differences in fees for the airlines that choose to operate in these airports. Changes in landing or other fees may provide other market players with a cost advantage and negatively affect our competitive position and results of operation.

Changes in regulation may affect the competitive scenario. We cannot foresee the effects of changes in regulation on the competitive environment on us and our industry. See “−Changes to the Brazilian civil aviation regulatory framework may adversely affect our business and results of operations” above.

In addition, as a result of the competitive environment there may be further consolidation in the Brazilian and global airline industry, whether by means of acquisitions, joint ventures, partnerships or strategic alliances.  We cannot predict the effects of further consolidation on the industry and, to the extent that we act as a consolidator, we may not be able to implement our growth strategy or make use of synergies, our costs may increase and our operational efficiency may be reduced. In the event we do not act as a consolidator our competitors may increase their scale and may have a competitive advantage over us, which would negatively affect our business and results of operations.

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

Slots at Congonhas Airport in São Paulo, the most important airport for our operations, are fully utilized.  The Santos-Dumont airport in Rio de Janeiro, a highly utilized airport with half-hourly shuttle flights between São Paulo and Rio de Janeiro, has certain slot restrictions.  Several other Brazilian airports, for example the Brasília, Campinas, Salvador, Confins and São Paulo (Guarulhos) international airports, have limited the number of slots per day due to infrastructural limitations at these airports.  Any condition that would prevent or delay our access to airports or routes that are vital to our strategy, or our inability to maintain our existing slots, and obtain additional slots, could materially adversely affect our operations.  In addition, we cannot assure that any investments will be made by the Brazilian government in the Brazilian aviation infrastructure to permit a capacity increase at busy airports and consequently additional concessions for new slots to airlines.

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

We have significant costs, relating primarily to leases for our aircraft and engines, of which leases for 22 aircraft have floating-rate rent payments based on LIBOR or U.S. interest rates.  As of December 31, 2010, we had commitments of R$16.4 billion to purchase additional Boeing 737-800 Next Generation aircraft, based on aircraft list prices, although the actual price payable by us for the aircraft will be lower due to supplier discounts.  As of December 31, 2010, we had R$3.4 billion in long-term indebtedness, excluding our perpetual bonds in the amount of R$297.9 million.  We expect that we will incur additional fixed obligations and debt as we take delivery of the new aircraft and other equipment to implement our strategy.

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

Agreements on a common approach between export credit agencies of the United States and the European Union on offering export credits for commercial aircraft are likely to increase our aircraft financing costs.

The Export-Import Bank of the United States (“Ex-Im Bank”) has recently agreed on a common approach with European export-credit agencies on offering export credits for commercial aircraft.  Among other things, the new Sector Understanding on Export Credits for Civil Aircraft (the “ASU”) sets forth minimum guarantee premium rates applicable to aircraft delivered on or after January 1, 2011, or under firm contracts entered into after April 30, 2007.  While subject to modification, the exposure fees paid by us on applicable aircraft are likely to increase. The amount of any such increase will depend upon the credit risk assigned to us by the participating export-agencies pursuant to the protocols of the ASU.  In addition, we will no longer be able to finance the amortization payments of loans guaranteed by Ex-Im Bank with SOAR loan facilities. These developments are likely to increase our financing costs and may negatively affect our results of operation and our credit rating, which would further negatively affect our financing costs.

We may have to use our cash resources to finance a portion of our firm purchase order aircraft.  We may not have sufficient cash resources to do so.

We currently finance our aircraft principally through operating leases.  As a result of our 100 firm purchase orders for Boeing 737-800 Next Generation aircraft outstanding as of December 31, 2010, we expect to own a larger portion of our fleet as well as continue to lease aircraft through principally long-term operating leases.  The firm purchase orders represent a significant financial commitment for us.  We have in recent years financed and intend to continue financing our new Boeing 737-800 NG aircraft with a commitment we received from the Ex-Im Bank providing guarantees covering 85% of the aggregate purchase price for the firm purchase order aircraft.  While we expect that the guaranty from the Ex-Im Bank will help us in obtaining low-cost financing for the purchase of the firm purchase order aircraft, we may be required to use our own cash resources for the remaining 15% of the aggregate purchase price for the firm purchase order aircraft. As of December 31, 2010, we had R$2.0 billion of cash, cash equivalents, short-term investments in overnight deposits and deposit certificates of highly-rated Brazilian banks and marketable securities, mainly Brazilian government bonds.  If the value or liquidity of these investments were to decrease, or we do not have sufficient cash resources, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would have an adverse impact on the execution of our strategy and business and could have an adverse impact on our results of operations.

Substantial fluctuations in fuel costs or the unavailability of fuel would harm our business.

Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand.  Fuel costs, which at times in 2007 and 2008 were at historically high levels, constitute a significant portion of our total operating expenses, accounting for 36.4% of our operating expenses for the year ended December 31, 2010.  Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline.  In the event of an international or local fuel supply shortage, our fuel prices may increase.  Although we enter into hedging arrangements to reduce our exposure to fuel price fluctuations and have historically passed on the majority of fuel price increases by adjusting our fare structure, the price and future availability of fuel cannot be predicted with any degree of certainty.  Our hedging activities or the extent of our ability to adjust our fares may not be sufficient to protect us from fuel price increases.

Substantially all of our fuel is supplied by one source, Petrobrás Distribuidora S.A. If Petrobrás Distribuidora is unable or unwilling to continue to supply fuel to us at the times and in the quantities that we require, our business and results of operations would be adversely affected.

Events resulting from prolonged instability in the Middle East or other oil-producing regions or the suspension of production by any significant producer, may result in substantial price increases, adverse exchange rates, or the unavailability of adequate supplies and adversely affect our profitability. In addition, the same effect may be caused by natural disasters or other large unexpected disrupting events in regions with significant consumption of other energy sources. No assurances can be given about trends in fuel prices, and average fuel prices for the 2011 fiscal year or for future years may be significantly higher than current prices.

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

When Boeing or CFM release new aircrafts or engines to replace the Boeing 737-700/800 Next Generation aircraft or the CFM engines used on our aircraft the market value of our aircrafts and engines may decrease, which would negatively affect the value of our assets and could result in us recording impairment charges.

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

We depend on automated systems to operate our business, including our computerized airline ticket sales system, our telecommunication systems, our scheduling system and our website.  Our website and ticket sales system must be able to accommodate a high volume of traffic and deliver important flight information.  Substantial or repeated website, ticket sales, scheduling or telecommunication systems failures could reduce the attractiveness of our services and could cause our customers to purchase tickets from another airline.  Any disruption in these systems could result in the loss of important data, increase our expenses and generally harm our business.

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

High aircraft utilization increases the risk that if an aircraft falls behind schedule during the day, it could remain behind schedule during the remainder of that day and potentially the next day, which can result in disruption in operating performance, leading to passenger dissatisfaction related to delayed or cancelled flights and missed connections, which may negatively affect our reputation, results of operation and the market price of our ADSs and preferred shares.

Temporary or permanent shortages of skilled labor, or mismanagement of our scheduling systems, could disrupt our business.

Our business depends significantly upon the availability of skilled labor, including hiring, training and retaining qualified pilots, co-pilots and other key employees. We may not be able to compete for skilled labor with airlines in other growing markets, or domestically and may be unable to hire or retain pilots and other key crew members. Training a pilot requires many years of extensive flight hours, including a significant amount of hours in flight simulators. If our pilots or key crew members leave our company we may not be able to find suitable replacements, losing our investment in training and increasing the probability of disruptions in our business caused by shortages of skilled labor.

In addition, restrictions on flight hours for our pilots and crew members or mismanagement of our scheduling  systems in light of our high daily aircraft utilization rate may cause temporary shortages of skilled labor and could disrupt our business, harm our reputation and adversely affect our results of operation.

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

Our ability to use tax loss carryforwards to offset future taxable income is subject to limitation.

As of December 31, 2010, we had reported approximately R$1.6 billion of tax loss carryforward as a result of the acquisition of VRG. Under Brazilian tax laws we may only use our tax loss carryforward to offset taxes payable up to 30% of the taxable profit for each year. Thus, despite having balance tax loss carryforward we may have to pay higher taxes in case we reach the compensation limits for any given year that we are entitled to use under Brazilian tax laws.

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States.  Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States.  The ten largest companies in terms of market capitalization represented 55.3% of the aggregate market capitalization of the BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias & Futuros (“BM&FBOVESPA”) as of December 31, 2010.  The top ten stocks in terms of trading volume accounted for 53.2%, 49.7% and 49.7% of all shares traded on the BM&FBOVESPA in 2008, 2009 and 2010, respectively.

Holders of the ADSs and our preferred shares may not receive any dividends.

According to our by-laws, we must pay our shareholders at least 25% of our annual net income as dividends, as determined and adjusted under Brazilian corporation law.  This adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under the Brazilian corporation law and may not be available to be paid as dividends.  We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition.

If you surrender your ADSs and withdraw preferred shares,  you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

As an ADS holder, you benefit from the electronic foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad.  If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic foreign capital registration for only five business days from the date of withdrawal.  Thereafter, upon the disposition of or distributions relating to the preferred shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic foreign capital registration.

If you attempt to obtain your own electronic foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our preferred shares or the return of your capital in a timely manner.  The depositary’s electronic foreign capital registration may also be adversely affected by future legislative changes.

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

B.      Business Overview

We are one of the largest low-cost low-fare airlines in the world, according to IATA, in terms of passengers transported in 2010, and the largest low-cost low-fare airline in Latin America providing frequent service on routes connecting all of Brazil’s major cities and from Brazil to major cities in South America and select touristic destinations in the Caribbean.  With our young and standardized operating fleet of 110 Boeing 737 aircraft, we serve the most comprehensive network of any airline in the Brazilian air passenger transportation market.

Since the beginning of our operations in 2001, our affordable, reliable and simple service and our focus on markets that were either underserved or did not have a lower-fare alternative have led to a strong awareness of our brand and a rapid increase in our market share.  We were the first company to successfully introduce low-cost carrier industry practices and technologies in Latin America.  We have a diversified revenue base, with customers ranging from business passengers to leisure passengers traveling throughout Brazil and other South American and Caribbean destinations.  Our strategy is to increase the size of the market by attracting new passengers as well as to diversify our revenue portfolio through our consolidated flight network, a modern aircraft fleet, targeted marketing and our loyalty program Smiles  (one of the largest loyalty program in Latin America with more than 7.4 million members and more than 180 partners), a variety of attractive ancillary businesses such as our air cargo services (Gollog), and through a variety of payment mechanisms designed to make the purchase of our tickets easier for customers in lower income classes.  Passenger transportation revenues represented 89.9% and ancillary revenues represented 10.1% of our net revenues of R$7.0 billion in 2010.

In February, 2011, we offered approximately 900 daily flights per day to 59 destinations connecting the most important cities in Brazil as well as key destinations in Argentina, Barbados, Bolivia, Chile, Colombia, Paraguay, Uruguay and Venezuela and the Caribbean region.  We strategically focus on the Brazilian and South American markets, and will continue to carefully evaluate opportunities to continue growing by increasing the frequency of flights to our existing high-demand markets and adding new routes in these markets (for example, in the Caribbean region), all of which can be reached with our Boeing 737 Next Generation (NG) aircraft.

Our Competitive Strengths

We Have a Strong Market Position Based on Slots at the Most Important Airports in Brazil.  Since the VRG acquisition, we have been the carrier with the most flights connecting the busiest airports in Brazil:  Congonhas (São Paulo), Santos Dumont and Galeão (Rio de Janeiro), Juscelino Kubitschek (Brasília), Confins (Belo Horizonte) Salvador (Bahia), Porto Alegre (Rio Grande do Sul), Recife (Pernambuco) and Curitiba (Paraná).  Routes between these airports are among the most profitable routes in our markets, with strong yields achieved mostly from business travelers.  In Congonhas, an airport with slot restrictions, we have been the leading airline in terms of the number of departures for these routes since 2008.

We Keep Our Operating Costs Low.  Our operating expense per available seat kilometer (CASK) ex-fuel for the year ended December 31, 2010 was R$8.76 cents.  We believe that our CASK for the year ended December 31, 2010, adjusted for the average number of kilometers flown per flight, or adjusted by stage length, was over the year the lowest in the domestic market and among international low-cost carriers, based upon our analysis of data collected from publicly available information. Since 2008, we managed to reduce our CASK and CASK ex-fuel by 12.8% and 6.8%, respectively.  Our business model is based on innovation and best practices adopted to improve our operating efficiency, including:

•         Operation of a young and standardized fleet.  At December 31, 2010, our operating fleet of 110 Boeing 737 aircraft was one of Latin America’s largest and youngest fleets, with an average age of 6.5 years.  We plan to continue keeping our operating fleet exclusively comprised of Boeing 737-800 and 737-700 NG aircraft.  Having a standardized fleet reduces inventory costs, as it requires fewer spare parts, and reduces the need to train our pilots to operate different types of aircraft.  It also simplifies our maintenance and operations processes.  We had 100 firm purchase orders outstanding as of December 31, 2010, to be delivered until 2017, purchase rights for 10 additional Boeing 737 NG aircraft and purchase options for 40 additional Boeing 737 NG aircraft.  We expect to be able to further decrease the age of our fleet, and therefore increase efficiency and better control maintenance costs. We have already announced the early return of 2 Boeing 767-300 aircraft to a leading aircraft leasing company. Until we are able to return the 4 remaining aircraft we will assign them to revenue generating uses to reduce their leasing costs.

•         State of the art maintenance.  We carry out heavy maintenance on our Boeing 737 aircraft internally at our Aircraft Maintenance Center at the Tancredo Neves International Airport located in Confins, in the State of Minas Gerais. We use this facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment.  We started the first of a two-stage expansion project in 2008, when the facility had a capacity to service 60 aircraft.  The second stage was inaugurated in March 2010 and we now have a total capacity to perform full maintenance services for more than 120 Boeing 737 aircraft per year.  With our system of phased maintenance for our Boeing NG 737-700 and 737-800 aircraft fleet, we are able to perform maintenance work every day without sacrificing aircraft revenue time, and schedule preventive maintenance with more regularity and around the utilization of our aircraft, which further dilutes fixed costs.  We are one of the few airlines in the world that takes full advantage of the Boeing 737 NG phased maintenance philosophy, supported by extensive investments we have made in human resources, material, tools and equipment. We are currently seeking ratification by the Federal Aviation Administration (FAA), the U.S. civil aviation regulatory agency, that will allow us to undertake maintenance for international airlines as well.

We Stimulate Demand for Our Service.  We believe that through our differentiated services we create demand for air travel services.  We identify and stimulate demand among both business and leisure passengers for air travel that is safe, convenient, simple and a reasonably priced alternative to traditional air, bus and car travel.  By combining low fares with simple and reliable service, we have successfully improved our brand awareness, product quality, punctuality and regularity as well as strengthened customer loyalty and are attracting new groups of air travelers in our markets.  We estimate that, on average, approximately between 5% and 10% of the customers on our flights are either first-time flyers or have not flown for more than a year.

We Have a Strong Brand Recognition.  We believe that the Gol brand has become synonymous with innovation and value in the airline industry.  Our customers identify Gol as being safe, accessible, friendly, fair, intelligent and reliable and distinguish Gol in Brazil’s domestic airline industry on the basis of its modern and simplified approach to air travel services.  Our Smiles  and Gollog  brands and our www.voegol.com website provide valuable customer recognition in various businesses and create a tool for brand diversification for us.  Our Varig brand is widely known in the Brazilian and Latin American markets in which we operate.

We have one of the Largest Loyalty Program in Latin America.  Since the VRG acquisition, we have a loyalty program (Smiles), which is available to all our passengers and which we consider a strong relationship tool.  The Smiles  loyalty program serves as a source of revenue for us, as it enables us to sell miles directly to corporate clients for marketing purposes or utilize them for co-branded credit cards.  It supports partnerships with more than 180 partners, including hotel chains, car rental companies, restaurants, insurance companies, publishers and schools and also forms the basis for partnerships with some of Brazil and South America’s largest banks and credit card companies.  The Smiles loyalty program had over 7.4 million members at December 31, 2010.

We are one of the largest e-commerce companies in Brazil.  Our effective use of technology helps us to keep our costs low and our operations highly scalable and efficient.  We seek to keep our distribution channels streamlined and convenient so as to allow our customers to interact with us via the Internet.  In 2010, we booked 88.1% of our ticket sales through a combination of our website and application programming interface, or API, systems, 7.0% through our call center and 4.9% through Global Distribution System, or GDS. In addition, our customers can check in online and through web-enabled cell phones.  As a result of our emphasis on low-cost distribution channels, in 2010 we were one of the largest e-commerce companies in Brazil and Latin America, with R$6.4 billion in net ticket sales through the internet, more than any other airline and publicly-held e-commerce company in Brazil.  Our platform also has strong traffic statistics, with more than five million visitors per month.  We enjoy significant cost savings associated with automated ticket sales, which also makes the selection of travel options more convenient for our customers.  Our e-commerce platform is starting to allow us to cross-sell other travel-related products to our customers.

We Have Proven Management.  Our top managers have broad experience in many sectors of the Brazilian economy, including air and ground transportation, telecommunications and home appliances and consumer products.  This experience has helped us to develop the most effective elements of our low-cost model and we expect will help us to further penetrate the Brazilian middle class and to generate ancillary revenues through Voe Fácil and our e-commerce platform www.voegol.com.

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

We Have a Strong Liquidity and Cash Position.  We believe that a strong liquidity and cash position is key to our success.  Our strong balance sheet increases our capacity to establish partnerships, negotiate with suppliers and to mitigate impacts of financial markets volatility on our results, to strengthen our financial resilience and to ensure the execution of our growth strategy.  We have a strong balance sheet, especially our cash and cash equivalents position which as of December 31, 2010 amounted to approximately 28.3% of our trailing twelve months’ net operating revenues.  We are also committed to not having any significant financial debt coming due within any three-year horizon.  In this view we believe that a stronger balance sheet, combined with our operating cash flow generation will further improve our operating flexibility in order to allow us to rapidly respond to market changes and to explore opportunities.

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

Improve Operating Efficiency and Financial Resilience.  Continuing to reduce our operating expense per available seat kilometer is key to increased profitability.  We aim to maintain our position as one of the lowest cost airlines in the world.  We intend to further reduce the average age of our fuel-efficient fleet, while optimizing the size of our fleet to ensure high utilization rates. In 2010, our aircraft utilization rate was 12.9 block-hours per day, compared to 11.6 hours in 2009 and 12.1 hours in 2008.

We seek to continue to reduce our operating expense per available seat kilometer by using our aircraft efficiently, concentrating on minimizing our turnaround times at airports and maintaining a high number of daily flights per aircraft.  In 2010, we invested in several initiatives to reduce our CASK as the implementation of zero based budget methodology (in which budgets are built from a zero base and not based on the previous budget), shared services center, ACARS (Aircraft Communications Addressing and Reporting System) and improvements in our online check-in systems. We will continue to utilize technological innovations wherever possible to reduce our distribution costs and improve our operating efficiency.  We expect to benefit from economies of scale and reduce our average cost per available seat kilometer as we add aircraft to an established and efficient operating infrastructure.

We have a strong balance sheet and we seek to continuously set financial targets in order to further improve our financial resilience to support our growth strategy.  We currently seek to maintain a cash position equivalent to more than 25% of our net revenues recorded in the trailing twelve-month period, to continuously improve debt ratios, deleverage our balance sheet through the generation of operating cash flow and extend our financial commitments, avoiding significant debt maturities in a three-year range.

Expand Our Customer Base.  In planning the growth of our business, we will continue to select our routes and build the frequency of our service based on the extent and type of demand in the areas we serve in Brazil and South America.  We are committed to providing air travel to a wide range of travelers.  We will continue to popularize air travel, making low-fare flights more accessible to a larger portion of the population, including all types of business travelers, including with the following measures:

•         Stimulate Demand.  Our widely available service is designed to popularize air travel and stimulate demand, particularly from fare-conscious leisure travelers and small-to mid-size business travelers who might otherwise use alternative forms of transportation or not travel at all.  The Brazilian middle class has grown significantly in the last five years.  According to Fundação Getúlio Vargas, or FGV, and the Brazilian Geographical and Statistical Institute (Instituto Brasileiro de Geografia e Estatística), or IBGE, the new Brazilian middle class with monthly income between R$1,126 and R$4,854 has grown by 30 million, from 65 million in 2003 to 95 million 2010. We will continue to provide our customers with low fare alternatives and flexible payment mechanisms, such as debit payments, credit card installment payments and monthly installment payments in the form of direct credit.  For example, our Voe Fácil (“Fly Easy”) Program, which allows qualifying customers to pay for airline tickets in up to 36 monthly installments as our Voe Gol Stores opened in March 2011 in subway and bus stations and other high traffic locations.

•         Expand our network.  We will continue to carefully evaluate opportunities to meet demand for leisure travel by offering more seats at lower fares, expanding flight frequencies on existing routes and adding additional routes that contribute to our network and for which we perceive a market demand in Brazil.  In addition, by offering flights to selected South American and Caribbean destinations with connections integrated in our network, we will create opportunities for incremental traffic, feeding our network and increasing our overall load factor and supporting our strategy of expanding our network and stimulating demand for our services.

•         Overhubbing.  We estimate that between 35% and 40% of our passengers are connecting flights and, as a result, we may expand our network by creating new direct flights between two given cities, avoiding the need to connect through a third city. This may also help us to increase our flights and the number of passengers we transport despite current limitations on slot availability in Brazil’s busiest airports.

•         Expand our partnerships.  We believe we have the best platform to expand our customer base in the markets in which we operate.  Our standardized services and lower fares attract leisure travelers from all income levels, and with the integration of the Smiles  loyalty program into our operations we intend to increase our penetration in the corporate segment.  In August 2009, we received our International Operating Safety Audit, or IOSA, airline safety registration from International Air Transport Association, or IATA, and we believe this certification, combined with the integration of the Smiles  loyalty program into our consolidated flight network, makes us the preferred Brazilian partner of major international airlines operating in the country, with which we do not compete on inter-continental routes. Under these partnerships, our customers are able to use miles accumulated under the Smiles  loyalty program to fly to destinations in North America, Europe and Asia.  We intend to strengthen our existing partnerships and build new ones with large international airlines in the form of code-share arrangements to further increase our international feeder network, load factors and profitability.  Since early 2010, we signed two important code share agreements, with Delta Air Lines in April 2010 and with Qatar Airways in January 2011.  In February 2011, we entered into a strategic MRO (maintenance, repair and operations) partnership agreement with Delta TechOps, the maintenance division of Delta Air Lines, which will provide overhaul service for approximately 50 percent of our CFM 56-7 engines, maintenance for parts and components on our fleet of Boeing 737NG aircraft, and also, consulting services related to maintenance workflow planning, materials and facility optimization and tooling support. Delta TechOps will also assist us with our efforts to secure the FAA (Federal Aviation Administration) Certification. In addition, we will assist Delta with certain line maintenance services for Delta aircraft with extended ground time in Brazil. We also seek to evaluate partnerships with financial institutions, retail chain-stores, car rental and insurance companies.  We believe that these agreements will generate passenger and ancillary revenues by feeding our route network, strengthening the Smiles  loyalty program and increasing traffic and sales through our e-commerce platform.

Further Innovate, Establish and Increase Our Ancillary Revenue Businesses.  Our ancillary revenues are derived from our e-commerce platform www.voegol.com.br and Gollog  as well as ticket change fees, excess baggage charges and other incidental services.  We expect further growth in these businesses, which will provide us with additional revenue at low incremental cost by:

•         Continuously innovating and introducing new businesses to the Brazilian market.  We have a strong track record of innovation and introduction of new business practices in Brazil.  In June 2009, we introduced the sale of beverages and food on board (buy on board) in Brazil, providing a more flexible and robust board service, which proved extremely popular with our customers during the 2010 test phase. We plan to expand these services to more than 400 daily flights in 2011, generating ancillary revenue without increasing our cost structure or fare price. We are the first airline in Brazil to allow passengers to check-in entirely by mobile phone and the first to permit check-in on domestic flights via iPhone for passengers without checked baggage, simplifying customers’ traveling. We are continuously developing an onboard wireless entertainment system which we expect to launch in the first semester of 2011, in order to provide onboard entertainment which will be sponsored by large corporations, particularly from the media, entertainment and consumer segments.  We believe that integrating travel-related products through the combination of partnerships, the development of new products, our e-commerce platform (www.voegol.com) and Smiles, will be key to a faster increase in our ancillary revenues.  We intend to provide comfort and convenience to our clients by upgrading our current e-commerce platform into a fully-integrated portal that provides a wide range of integrated travel-related products to be charged in a single invoice.  We are constantly evaluating opportunities, such as sales of travel insurance, marketing activities and other services, which may help us to better capitalize on the large number of passengers on our flights and the high volume of customers using our website.

•         Focusing on express delivery services.  Through Gollog, our cargo transportation service, we make efficient use of extra capacity in our aircraft by carrying cargo. With a comprehensive service portfolio, express delivery accounted for approximately 20% of our cargo revenue in 2010. Our express delivery products – Gollog VOO CERTO, Gollog EXPRESS, Gollog DEZ HORAS and Gollog DOC – were developed to meet growing demand for door-to-door deliveries, defined deadlines and additional optional services. We intend to intensify our efforts in the express delivery services by further strengthening our logistics capability, mainly by expanding our ground distribution network and further intensifying our commercial efforts. In September 2010, we opened a new cargo terminal in the Congonhas airport in the city of São Paulo. The new facilities are part of our strategy of increasing Gollog’s competitiveness in addition to offering low costs and attractive prices. Gollog currently has almost 100 stores, covers more than 2,000 cities in Brazil and is already among Brazil’s leading logistics operators.

•         Increasing market penetration.  The Voe Fácil program allows select customers to pay for airline tickets in up to 36 monthly installments, with interest.  By increasing the Voe Fácil program penetration we believe that we will be able to stimulate demand for our tickets and better utilize our yield management system by selling seats which, based on statistical analyses, we would otherwise expect to fly empty without the implementation of the program. In December 2009, we opened the first Voe Fácil store located in Largo 13 de Maio, a Brazilian middle-income shopping region through which one million persons pass every day, aiming to increase our presence among Brazil’s new middle class, offering air fares that are competitive with intercity bus fares. In March 2011, we launched three small and low cost points of sale under the Voe Gol brand in main bus and subways terminals (Itaquera, Sé and Luz) allowing customers to not only be able to buy tickets, but also to change and cancel their reservations and obtain information, all of which with full customer support.

Routes and Schedules

Our operating model is a highly integrated, multiple-hub route network that is different from the point-to-point model used by other low-cost carriers worldwide.  The high level of integration of flights at selected airports permits us to offer frequent, non-stop flights at low fares between Brazil’s most important economic centers and ample interconnections through our network linking city pairs through a combination of two or more flights with little connecting or stop-over time.  Our network also allows us to increase our load factors on our strongest city pair routes by using the airports in those cities to connect our customers to their final destinations.  This strategy increases our load factor by attracting customers traveling to secondary markets who prefer to pay lower fares even if this means making one or more stops before reaching their final destination.  Between 35% and 40% of our passengers connect or fly through one or more destinations before reaching their final travel destination.  Our operating model allows us to build our flight routes to add destinations to cities that would not, individually, be economically viable to serve in the traditional point-to-point model, but that are feasible to serve when simply added as additional points on our multiple-stop route network.  We do this by offering low-fare, early-bird, minimum stay or night (red-eye) flights to lower-traffic destinations, which can be the first or last stops on our routes, allowing us to increase our aircraft utilization and generate additional revenues.  By offering international flights to South American and Caribbean destinations, and with stops integrated in our network, we create opportunities for incremental traffic, feeding our network and increasing our overall load factor and our competitive advantage and supporting our strategy of expanding our network and stimulating demand for our services.

We have been increasing the number of flights to and through the major Brazilian airports and prudently adding more routes to Caribbean destinations, which we expect to give us additional growth opportunities in the Brazilian and international markets. In addition, we consider expanding to up to 30 potential new destinations in Latin America in regions with medium density, represented by airports with a population of up to 1 million within a 200 km radius.

As of March 2011, we offered over 900 daily flights to 59 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Barbados, Bolivia, Chile, Paraguay, Uruguay, Colombia, Venezuela and the Caribbean Region.

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

•         designated female lavatories;

•         friendly and efficient in-flight service;

•         modern aircraft interiors;

•         quick turnaround times at airport gates;

•         free or discounted shuttle services between airports and drop-off zones on certain routes;

•         buy on board services on certain flights;

•         Mobile check-in and boarding pass (100% paperless boarding); and

•         iPhone application for check-in, electronic boarding pass and Smiles account management.

We seek to achieve punctual operations, which are of primary importance to our customers.  According to our internal data, which are corrected for delays out of our control and pre-advised changes in flight schedules, our average punctuality rate for 2010 was 88.9%, as compared to 89.9% in 2009.

We experience greater passenger demand during the summer and winter vacation periods, in January and July, respectively, and during the last two weeks of December, during the holidays season.

Smiles Loyalty Program.

We have a loyalty program (Smiles), which we consider as a strong relationship tool and which is available to all our passengers. We intend to increase the Smiles  penetration through creating marketing initiatives and additional benefits to our customers (e.g., double miles promotions and the launch of several miles redemption options, allowing our customers to use part of their miles to complete the payment) increasing and establishing partnerships with affiliated credit cards or using services and products at partner establishments.  There are four tiers in our Smiles  program (Diamond, Gold, Silver and Blue) and qualification for a particular tier is based on the miles flown.  The Smiles  program serves as a source of revenue for us, since we can sell miles directly to corporate clients for marketing purposes or utilize them for co-branded credit cards.  It maintains partnerships with hotel chains, car rental companies, restaurants, insurance companies, publishers and schools and also maintains a partnership with some of Brazil and South America’s largest banks and credit card companies.  We expect that, through these partnerships, our customers could use their miles accumulated under the Smiles program to fly to international destinations in North America, Europe and Asia.  For example, in April 2010, we entered into a commercial cooperation agreement with Delta Air Lines, which will allow for the integration of our Smiles  and Delta Air Lines’ Skymiles programs under a code-share agreement. In 2010, we implemented the technological platform using the Oracle Siebel system which will allow us to link the loyalty programs of the companies with which we have partnerships and also optimizing control of miles issued. The Smiles program had over 7.4 million members and more than 180 partners at the end of 2010.

Ancillary Revenues and Gollog Cargo Transportation

Ancillary revenues includes revenues from our Gollog services as well as baggage excess and ticket change fees, buy on board and travel insurance revenues are an increasingly important part of our revenues.  The further development and growth of our Gollog services is part of our strategy.

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

We make efficient use of extra capacity in the stronghold of our aircraft by carrying cargo, through our cargo transport service – Gollog.  Gollog’s success is the result of the unique service we offer to the market:  the Electronic Air Waybill that can be completed via the Internet.  The Gollog system provides online access to air waybills and allows customers to track their shipment from any computer with Internet access.  Our 59 destinations throughout Brazil, South America and the Caribbean provide access to multiple locations in the region.  With our capacity of over 900 daily flights, operated by 110 aircraft, in addition to a fleet of 360 vehicles, we can guarantee quick and reliable delivery.  Packages are shipped in the freighthold of our passenger aircraft.

Aircraft Fleet

On December 31, 2010 we had an operational fleet of 114 operational aircraft and a total fleet of 125.  We expect to have 115 aircraft in our operating fleet by the end of 2011.

The following table sets forth the composition of our fleet at the dates indicated:

	At December 31,
Operating Fleet	Seats(1)	2009	2010
B737-300	141	3	-
B737-700 NG	144	43	40
B737-800 NG	177	18	15
B737-800 NG Short-Field Performance	187	44	55
B767-300/200	218	-	4
Sub Total	–	108	114

	At December 31,
Non-Operating Fleet	Seats(1)	2009	2010
B737-300 (2)	141	8	3
B737-700 NG (3)	144	-	2
B737-800 NG (3)	177	5	4
B767-300/200 (4)	218	6	2
Sub Total	–	19	11
Total	–	127	125

(1) As of December 31, 2010.

(2) The three Boeing 737-300s excluded from our operational fleet but still part of the total fleet are grounded and in the final stages of return. These aircraft are no longer in our total fleet for 2011.

(3) Includes new aircraft received from Boeing in stages of technical acceptance and certification and spare aircrafts for our network

(4) One aircraft is sub-leased to an American airline and another is wet-leased to a Brazilian airline for flights between Brazil and Angola.

In line with our strategy of combining the renovation of our fleet with disciplined growth in our seat supply, we concluded the following initiatives in 2010:

•         Return of eleven Boeing 737-300s (three of which are grounded and in the final stages of redelivery), all replaced with brand new 737-800 NGs, and six Boeing 737-800s.

•         Reactivation of five Boeing 767-300/200s, of which four for incorporation in the operating fleet for international long-haul charter flights and one for sub-leasing to a charter company in the United States from January 2010 to the end of January 2011.

At December 31, 2010, of our total 125 aircraft 86 were under operating leases and 39 under finance leases.

The average age of our operating aircraft at December 31, 2010 was 6.5 years.  The average daily utilization rate of our operating fleet in 2010 was 12.9 block hours (11.6 block hours in 2009).

Each Boeing 737 aircraft in our fleet is powered by two CFM International Model CFM 56-7B22 engines or two CFM International Model CFM 56-7B24 engines. All Boeing 737-800 NG Short-Field Performance are equipped with an upgrade thrust plug in each engine, which allows it to operate as a CFM 56-7B27/B3 engine with 27.000 lbs.

The following table sets forth our year-end projected operating fleet through 2015:

Operating Fleet Plan	2011	2012	2013	2014	2015
B737-700 NG	40	40	40	40	40
B737-800 NG *	75	79	81	85	91
Total	115	119	121	125	131

* Includes SFP aircrafts (Short Field Performance)

We will revise this fleet plan according to our expectations for the growth potential in the markets in which we operate.

The Boeing 737-700 Next Generation and Boeing 737-800 Next Generation aircraft currently comprising our fleet are fuel-efficient and very reliable.  They suit our cost efficient operations well for the following reasons:

•         they have comparatively standardized maintenance routines;

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

At the end of 2010, we leased 86 of our 125 aircraft under operating lease agreements that have an average remaining term of 85 months.  We believe that leasing our aircraft fleet under operating leases provides us with flexibility to adjust our fleet size.  We make monthly rental payments, some of which are based on floating rates.  We but are not required to make termination payments at the end of our leases.  Under our operating lease agreements, we do not have purchase options and for some of our lease agreements we are required to maintain maintenance reserve deposits and to return the aircraft and engine in the agreed condition at the end of the lease term.  Title to the aircraft remains with the lessor.  We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.  As of December 31, 2010, our operating leases had terms of up to 144 months from the date of delivery of the relevant aircraft.

At the end of 2010, we had 39 aircraft acquired under our firm purchase order with Boeing under finance lease arrangements that had an average remaining term of 121 months.

Sales and Distribution

Our customers can purchase tickets directly from us through a number of different channels, such as our website including our Booking Web Services (BWS), our call center, at airport ticket counters and, to a lesser extent, GDS.

Our low cost low fare business model utilizes website ticket sales as its main distribution channel especially in the local market.  For the year ended December 31, 2010, 88.1% of our passenger revenues, whether directly to the customer or through travel agents, were booked via the Internet, making us one of the worldwide industry leaders in this area.  In the same period, 7.0% of our passenger revenues were booked through call centers, airport sales counters, and our BWS and 4.9% of our total sales were made through the GDS, respectively.

Our customers can purchase tickets indirectly through travel agents, who are a widely-used travel service resource in Brazil and South America, Europe, North America and other regions.  For the year ended December 31, 2010, travel agents provide us with more than 10,000 distribution outlets throughout these regions.

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

Partnerships and Alliances

Our strong market positioning enables us to successfully negotiate a number of arranged partnerships with supplementary major carriers worldwide, mostly in the form of code share agreements and interline agreements.  Strategically, the additional passenger inflows generated from those partnerships aim to improve revenues at low incremental costs.

At December 31, 2010, we had code share agreements with American Airlines, Delta Air Lines, Iberia, Air France KLM, Aero Mexico, Copa Airlines and, in January, 2011 we signed a code share agreement with Qatar Airways.  We have a frequent flyer tie between our Smiles  program and the code share partners enabling travelers to accrue and redeem miles between our Smiles and each of the partners (however, the partnerships are not integrated among themselves).  In addition, passengers are able to connect with Gol operated flights within Brazil, marketed as a code-share partner flight.  We intend to enter into similar agreements with other long haul airlines serving or intending to serve Brazil.

At December 31, 2010 we had interline agreements with 71 airlines, including Korean Airlines, Emirates Airlines, Avianca, Continental Airlines, Japan Airlines, TAP Air Portugal, and others.  An interline agreement is a commercial agreement between individual airlines to handle passengers traveling on itineraries that require multiple airlines and allow its customers to utilize a single ticket, and to check their baggage through to the customers final destination.  Interline agreements differ from code sharing agreements in that code sharing agreements usually refer to numbering a flight with the airline’s code (abbreviation) even though the flight is operated by another airline.  This provides for better marketing and customer recognition of the links between the airlines.

In February 2011, we entered into a strategic MRO (maintenance, repair and operations) partnership agreement with Delta TechOps, the maintenance division of Delta Air Lines, which will provide overhaul service for approximately 50 percent of our CFM 56-7 engines, maintenance for parts and components on our fleet of Boeing 737NG aircraft and also, consulting services related to maintenance workflow planning, materials and facility optimization and tooling support. Delta TechOps will also assist us with our efforts to secure the FAA (Federal Aviation Administration) Certification. In addition, we will assist Delta with certain line maintenance services for Delta aircraft with extended ground time in Brazil.

An important element of our business strategy is to cater to the corporate client.  To further develop our business relationship with our corporate customers, we have entered into partnerships with hotel chains, rental car service and insurance providers to offer our corporate customers the convenience of the combination of transportation and accommodation arrangements.

Pricing

Brazilian airlines are permitted to establish their own domestic fares without previous government approval. Airlines are free to offer price discounts or follow other promotion activities.  Airlines must submit, 30 days after the end of each month, a file containing fares sold and quantity of passengers for each fare amount, for all markets. This file lists regular fares and excludes all contracted, corporate and private fares. The objective is to monitor the average market prices. The procedure same applies for international fares. The only difference is that all fares sold for interline itineraries are also excluded from the file sent to ANAC.

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

Maintenance

According to ANAC regulation, we are directly responsible for the execution and control of all maintenance services performed on our aircraft.  The maintenance performed on our aircraft can be divided into two general categories:  line and heavy maintenance.  Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks and any diagnostics and routine repairs.  All of our line maintenance is performed by our own highly experienced technicians at our line maintenance service bases throughout Brazil and South America.  We believe that our practice of performing daily preventative maintenance helps to maintain a high aircraft utilization rate and reduces maintenance costs.  Heavy maintenance consists of more complex inspections and servicing of the aircraft that cannot be accomplished overnight.  Heavy maintenance checks are performed following a pre-scheduled agenda of major overhauls defined by the aircraft’s manufacturer, based on the number of hours and flights flown by the aircraft.  Our continued high aircraft utilization rate will result in shorter periods of time between heavy maintenance checks for our aircraft in comparison to carriers with lower aircraft utilization rates.  In addition, engine maintenance services are rendered in different MRO (Maintenance, Repair and Operations) facilities.  We do not believe that our high aircraft utilization rate will necessarily result in the need to make more frequent repairs to our aircraft, given the durability of the aircraft type in our fleet.  Our aircraft are covered by warranties that have an average term of three to five years.  The warranties on the aircraft we received in 2011 under our firm purchase order with Boeing will start expiring in 2015.

We internalized heavy maintenance on our Boeing 737 aircraft in our Aircraft Maintenance Center at the Tancredo Neves International Airport in Confins, in the State of Minas Gerais.  We use this facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment.  We started the first of a two- stage expansion project in 2008, when the facility had a capacity to service 60 aircraft.  The second stage was inaugurated in March, 2010 and we now have a total capacity to perform full maintenance services for more than 120 Boeing 737 aircraft per year.

With our system of phased maintenance for our Boeing Next Generation 737-700 and 737-800 aircraft fleet, we are able to perform maintenance work every day without sacrificing aircraft revenue time and to schedule preventive maintenance with more regularity and around the utilization of our aircraft, which helps to maintain high levels of block hours per day and reduces costs.  We are one of the few airlines in the world that takes full advantage of the Boeing 737 Next Generation phased maintenance philosophy, supported by extensive investments we made in human resources, material, tools and equipment.

We have also entered into a strategic MRO (maintenance, repair and operations) partnership agreement with Delta TechOps, the maintenance division of Delta Air Lines, in order to provide overhaul service for approximately 50 percent of our CFM 56-7 engines, maintenance for parts and components on our fleet of Boeing 737 NG aircraft and also, consulting services related to maintenance workflow planning, materials and facility optimization and tooling support. Delta TechOps will also assist us with our efforts to secure FAA (Federal Aviation Administration) Certification. In addition, we will assist Delta with certain line maintenance services for Delta aircraft with extended ground time in Brazil.

We have been certified by the ANAC under the Brazilian Aeronautical Certification Regulations to perform heavy maintenance services for third parties.  We expect to utilize this certification, a potential source for ancillary revenues, now that the construction of an additional maintenance facility has been completed.

Fuel

Our fuel costs totaled R$2,287.4 million in 2010, representing 36.4% of our operating expenses for the year.  In 2010, we purchased substantially all of our fuel from Petrobrás Distribuidora S.A., a retail subsidiary of Petrobrás, principally under an into-plane contract under which the supplier supplies fuel and also fills our aircraft tanks.  In 2010, fuel prices under our contracts were re-set every 30 days and were composed of a variable and a fixed component.  The variable component is defined by the refinery and follows international crude oil price fluctuations and the real/U.S. dollar exchange rate.  The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract.  We currently operate a tankering program under which we fill the fuel tanks of our aircraft in regions where fuel prices are lower.  We also provide our pilots with training in fuel management techniques, such as carefully selecting flight altitudes to optimize fuel efficiency.

Fuel costs are extremely volatile, as they are subject to many global economic and geopolitical factors that we can neither control nor accurately predict.  Because international prices for jet fuel are denominated in U.S. dollars, our fuel costs, though payable in reais, are subject not only to price fluctuations but also to exchange rate fluctuations.  We maintain a fuel and foreign exchange hedging program, based upon policies which define volume, price targets and instruments for multi-year periods, under which we enter into fuel and currency hedging agreements with various counterparties providing for price protection in connection with the purchase of fuel.  Our hedging positions cover short-term periods, and are adjusted weekly or more frequently as conditions require.  Our hedging practices are executed by our internal risk management committee and overseen by the risk policies committee of our board of directors.  The risk policies committee of our board of directors meets quarterly or more often, if called, and its main responsibilities are to assess the effectiveness of our hedging policies, recommend amendments when and where appropriate and establish its views regarding fuel price trends.  We use risk management instruments that have a high correlation with the underlying assets so as to reduce our exposure.  We require that all of our risk management instruments be liquid so as to allow us to make position adjustments and have prices that are widely disclosed.  We also avoid concentration of credit and product risk.  We have not otherwise entered into arrangements to guarantee our supply of fuel and we cannot provide assurance that our hedging program is sufficient to protect us against significant increases in the price of fuel.  As of December 31, 2010, we had hedged 21% on average for our projected fuel requirements for 2011, 6% in average for our projected expenditures in foreign currency and 39% for our financial leases aircraft contracts.  The fuel and foreign exchange expenditures hedges are based on call options and the financial leases hedges are based on in futures contracts.

The following chart summarizes our fuel consumption and costs for the periods indicated:

	Year Ended December 31,
	2009	2010
Liters consumed (in thousands)	1,291,412	1,465,299
Total cost (in thousands)	R$1,813,104	R$ 2,287,410
Average price per liter	R$1.40	R$1.56
% change in price per liter	(27.26)	11.50
Percent of operating expenses	32.3%	36.4%

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

Environmental Sustainability

We constantly invest in becoming more environmentally sustainable and have recently implemented the following actions:

•         Expansion of our Aircraft Maintenance Center at the Tancredo Neves International Airport located in Confins, in the State of Minas Gerais (completed in March 2010):  we have reduced cost by decreasing the need to fly our aircraft overseas to be serviced and we treat all of the effluents generated in our facilities and reuse water.

•         We were the first Brazilian airline selected to join the Sustainable Aviation Fuel Users Group (SAFUG), an international aviation biofuel research group, and we participate in biofuel feasibility tests. When these fuels are approved they will substantially reduce green house gas emissions in the aviation industry. We also participate in the Brazilian Alliance for Aviation Biofuels, which aims to promote public and private initiatives that seek the development and certification of sustainable biofuels for aviation. In May 2010, in São Paulo, was formed Abraba (Aliança Brasileira de Biocombustíveis de Aviação - Brazilian Aviation Biofuels Alliance), composed of airlines and research of biofuels, biomass producers and manufacturers aircraft companies.

•         We were one of Latin America’s first airlines to present an emission control plan for the inventory of the DEHST (Deutsches Emissionshandelsregister), a German authority responsible for monitoring emissions and the clean development mechanism projects of the Kyoto Protocol. Based on this survey, we are able to record our emissions and develop plans to reduce them.

•         We have a partnership agreement with the Fuel and Carbon Services Division of GE Aviation, which envisages the creation of studies and systems to reduce fossil fuel consumption and green house gas emissions.

•         Our use of electrostatic painting has reduced aircraft weight by 300 kg and has also reduced the amount of paint used and emission of carbon dioxide.

•         To provide a reduction in fuel consumption in soil (and therefore reduced emissions of GEEs emissions), each of our flight crews follows an internal procedure for the shutdown of one engine of the aircraft during taxi.

•         The GSE sector (Ground Support Equipment) of Maintenance Line ordered 23 GPUs (Ground Power Unit and Energy Unit of Soil), responsible for converting the mechanical energy generated by a diesel engine into electrical energy used to power aircraft on ground.

•         We started using Aircraft Communications Addressing and Reporting System, or ACARS, in 2010 and we expect to have the system implanted in all our fleet by 2012.  ACARS provides real time flight data via satellite and allow us to better anticipate maintenance needs, increasing flight safety, efficiency and gains of scale.

•         We started using GPS Landing System in January 2010 and we expect to have the system implemented in all our fleet by the end of 2014.  This system reduces fuel consumption during take-off and landing, increases precision and safety.

•         Inauguration of GOL Institute, a nonprofit association, created to meet the demand for skilled labor in the aviation sector. Its goal is to promote technical education and training of professionals in the aviation industry, and contribute to the promotion of socioeconomic development in Belo Horizonte, as the Maintenance Center is the headquarters of the Institute.

•         All waste of our offices and headquarters is recycled.

Insurance

We maintain passenger liability insurance in an amount consistent with industry practice and we insure our aircraft against losses and damages on an “all risks” basis.  We are required by the ANAC to maintain insurance coverage for general liability against terrorist acts or acts of war with a minimum amount of US$800 million.  We have obtained all insurance coverage required by the terms of our leasing agreements.  We believe our insurance coverage is consistent with airline industry standards in Brazil and is appropriate to protect us from material loss in light of the activities we conduct.  No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material loss.

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

The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the significant airlines in Brazil for each of the periods indicated:

Domestic Market Share(1)— Scheduled Airlines	2007	2008	2009	2010
Gol	43.0%	42.4%	41.7%	39.5%
TAM	48.8%	50.4%	45.4%	42.8%
Others	8.2%	7.2%	12.9%	17.7%

_______________

Source:  Advanced Comparative Data (Dados Comparativos Avançados) 2007—2010

(1)           In October 2010, ANAC changed its calculation method for monthly traffic information and republished information for periods since January 2009. All operating data for 2009 and 2010 reflects the new methodology, whereas information for 2007 and 2008 was calculated pursuant to the old methodology and may not be fully comparable. According to ANAC, the changes were designed to align data with the concepts adopted by the ICAO. The change was necessary because Brazil has joined the ICAO’s statistical program and supplies the latter’s database with several industry data. Changes in the methodology refer to the calculation of ASK (seat supply) and the classification of domestic legs in international flights, which are now considered to be part of the domestic market. ANAC has stated that it will republish information for 2008 at a later date.

Until 2010, landing fees charged in Brazilian airports were standard in all airports independent of whether they were busy or not. In February 2011, in the context of measures to increase the viability of airports for privatization, the Brazilian government announced that it will increase landing fees at the busiest airports as compared to less busy airports. As a result, secondary airports may benefit in light of the differences in fees for the airlines that choose to operate in these airports.

Domestically, we also face competition from ground transportation alternatives, primarily interstate bus companies.  In 2010, interstate bus companies transported over 67 million passengers, according to data from the National Ground Transportation Agency (Agência Nacional de Transportes Terrestres), and given the absence of meaningful passenger rail services in Brazil, travel by bus has traditionally been the only low-cost option for long-distance travel for a significant portion of Brazil’s population.  We believe that our low-cost business model has given us flexibility in setting our fares to stimulate demand for air travel among passengers who in the past have traveled long distances primarily by bus.  In particular, the highly competitive fares we have offered for travel on our night flights, which have often been comparable to bus fares for the same destinations, have had the effect of providing direct competition for interstate bus companies on these routes.

International

As we expand our international services in South America and the Caribbean, our pool of competitors will increase and we will face competition from Brazilian and South American airlines that are already established in the international market and that participate in strategic alliances and code sharing arrangements. In addition, non-Brazilian airlines may decide to enter or increase their schedules in the market for routes between Brazil and other South American and Caribbean countries.

Industry Overview

Since air transportation has historically been affordable only to the higher income segment of Brazil’s population, resulting in a comparatively low level of air travel, we believe that the low-cost, low-fare business model has the potential to significantly increase the use of air transportation in Brazil.  Brazil is the fifth largest domestic aviation market in the world and, according to the ANAC, there were 58.5 million domestic enplanements and 4.4 million international enplanements on Brazilian carriers in Brazil in 2010, out of a total population of approximately 190 million, according to IBGE.  In contrast, according to the U.S. Department of Transportation, the United States had 621 million domestic enplanements and 88.5 million international enplanements in 2009, out of a total population of approximately 308 million, based on the latest U.S. census estimates.

The business travel segment is the largest component of Brazilian air transportation demand and the most profitable in the market. According to company data, business travel represented more than 65% of the total demand for domestic air travel in 2010, which we believe is significantly higher than the business travel portion of domestic air travel in the global aviation sector.  According to data collected from the ANAC, flights between Rio de Janeiro and São Paulo accounted for 8.2% of all domestic passengers in 2009.  The ten busiest routes accounted for 15.6% of all domestic air passengers in 2009, while the ten busiest airports accounted for 72.6% and 68.3% of all domestic passenger traffic through INFRAERO airports in terms of arrivals and departures in 2009 and 2010, respectively.

In light of economic growth, the domestic market has significantly increased in the last years from 76 million in 2003 to more than 98 million in 2010, according to FGV and IBGE, due to increased passenger volumes and both the soccer confederations and world cup scheduled for 2013 and 2014, respectively, in Brazil and the summer Olympics scheduled for 2016 in Rio de Janeiro, the Brazilian airport infrastructure will need substantial improvements.

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

From 2006 to 2010, the compound annual growth rate in industry passenger traffic, in terms of domestic revenue passenger kilometers, was 15.2%, versus a compound annual growth rate in available industry domestic capacity, in terms of available seat kilometers, of 16.4% . Domestic industry load factors, calculated as revenue passenger kilometers divided by available seat kilometers, have averaged 67.9% over the same period.  The table below shows the figures of domestic industry passenger traffic and available capacity for the periods indicated:

	2006	2007	2008	2009	2010
	(in millions, except percentages)
Available Seat Kilometers	55,608	64,597	72,841	86,471	102,030
Available Seat Kilometers Growth	10.8%	16.2%	12.8%	18.7%	18.0%
Revenue Passenger Kilometers	39,802	44,446	47,838	56,864	70,210
Revenue Passenger Kilometers Growth	12.3%	11.7%	7.4%	18.9%	23.5%
Load Factor	71.6%	68.8%	65.5%	65.8%	68.8%

________________

Source:  ANAC, Dados Comparativos Avançados.

Note:        In October 2010, ANAC changed its calculation method for monthly traffic information and republished information for periods since January 2009. All operating data for 2009 and 2010 reflects the new methodology, whereas information for 2007 and 2008 was calculated pursuant to the old methodology and may not be fully comparable. According to ANAC, the changes were designed to align data with the concepts adopted by the ICAO. The change was necessary because Brazil has joined the ICAO’s statistical program and supplies the latter’s database with several industry data. Changes in the methodology refer to the calculation of ASK (seat supply) and the classification of domestic legs in international flights, which are now considered to be part of the domestic market. ANAC has stated that it will republish information for 2008 at a later date.

In 2009 Brazil was the fourth largest market in domestic revenue passenger kilometers and, as compared to 2008, the second fastest growing market.

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

In March 2011, the SAC was created to supervise civil aviation in Brazil. The Civil Aviation Secretary oversees the ANAC and INFRAERO and reports directly to the Brazilian President.

The ANAC is currently responsible for guiding, planning, stimulating and supporting the activities of public and private civil aviation companies in Brazil, and also regulates flying operations generally and economic issues affecting air transportation, including matters relating to air safety, certification and fitness, insurance, consumer protection and competitive practices.

The Department of Air Space Control (Departamento de Controle do Espaço Aéreo), or DECEA, reports indirectly to the Brazilian Minister of Defense which is responsible for planning, administrating and controlling activities related to airspace, aeronautical telecommunications and technology.  This includes approving and overseeing the implementation of equipment as well as of navigation, meteorological and radar systems.  The DECEA also controls and supervises the Brazilian Airspace Control System.

INFRAERO, a state-controlled corporation reporting to the Civil Aviation Secretary, is in charge of managing, operating and controlling federal airports, including control towers and airport safety operations.  See “Airport Infrastructure” below.

The CONAC is an advisory body of the President of Brazil and its upper level advisory board is composed of the Minister of Defense, the Minister of Foreign Affairs, the Minister of Treasury, the Minister of Development, Industry and International Trade, the Minister of Tourism, the Minister Chief of the Civil Cabinet, the Minister of Planning, Budget and Management, the Minister of Justice, the Minister of Transportation and the Commandant of the Air Force.  The CONAC has the authority to establish national civil aviation policies that may be adopted and enforced by the High Command of Aeronautics and by the ANAC.  The CONAC establishes guidelines relating to the proper representation of Brazil in conventions, treaties and other actions related to international air transportation, airport infrastructure, the granting of supplemental funds to be used for the benefit of airlines and airports based on strategic, economic or tourism-related aspects, the coordination of civil aviation, air safety, the granting of air routes and concessions, as well as permission for the provision of commercial air transportation services.

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

International routes.  In general, requests for new international routes, or changes to existing routes, must be filed by each interested Brazilian airline that has been previously qualified by the ANAC to provide international services, with the SRI (International Relations Superintendence of the ANAC), which, based on the provisions of the applicable bilateral agreement and general policies of the Brazilian aviation authorities, will submit a non-binding recommendation to the ANAC president, who will decide on approval of the request.  International route rights for all countries, as well as the corresponding transit rights, derive from bilateral air transport agreements negotiated between Brazil and foreign governments.  Under such agreements, each government grants to the other the right to designate one or more of its domestic airlines to operate scheduled service between certain destinations in each country.  Airlines are only entitled to apply for new international routes when they are made available under these agreements.  For the granting of new routes and changes to existing ones, the ANAC has the authority to approve Brazilian airlines to operate new routes, subject to the airline having filed studies satisfactory to the ANAC demonstrating the technical and financial viability of such routes and fulfilling certain conditions in respect of the concession for such routes.  Any airline’s international route frequency rights may be terminated if the airline fails to maintain at least 80% of flights provided for in its air transportation schedule HOTRAN for any 180-day period or suspends its operation for a period exceeding 180 days.

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

CONAC has taken measures to minimize the recent technical and operational problems in the São Paulo airports, redistributing air traffic from the Congonhas airport to the airports of Guarulhos and has mentioned its intention to adjust tariffs for the use of busy airport hubs to encourage further redistribution of air traffic.

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

Airport Infrastructure

INFRAERO, a state-controlled corporation, is in charge of managing, operating and controlling federal airports, including control towers and airport safety operations.

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

Import of Aircraft into Brazil

The import of civil or commercial aircraft into Brazil is subject to prior certification of the aircraft by ANAC.  Import authorizations usually follow the general procedures for import of goods into Brazil, after which the importer must request the registration of the aircraft with the RAB.

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

•         the airline must file with the ANAC, in the first month of each semester, a detailed shareholder chart including a list of shareholders, as well as a list of all share transfers effected in the preceding semester; and

•         based on its review of the airline’s shareholder chart, the ANAC has the authority to subject any further transfer of shares to its prior approval.

The Registrant holds substantially all of the shares of VRG, which are public concessionaires of air transportation services in Brazil.  Under the Brazilian Aeronautical Code, the restrictions on the transfer of shares described above apply only to companies that hold concessions to provide regular air transportation services.  Therefore, the restrictions do not apply to the Registrant.

Environmental Regulation

Brazilian airlines are subject to various federal, state and municipal laws and regulations relating to the protection of the environment, including the disposal of materials and chemical substances and aircraft noise.  These laws and regulations are enforced by various governmental authorities.  The non-compliance with such laws and regulations may subject the violator to administrative and criminal sanctions, in addition to the obligation to repair or to pay damages caused to the environment and third parties.  As far as civil liabilities are concerned, Brazilian environmental laws adopt the strict and joint liability regime.  In this regard we may be liable for violations by third parties hired to dispose of our waste. Moreover, pursuant to Brazilian environmental laws and regulations, the piercing of the corporate veil of a company may occur in order to ensure enough financial resources to the recovery of damages caused against the environment.

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

Pending Legislation

The Brazilian congress is currently discussing a draft bill that would replace the current Brazilian Aeronautical Code (Código Brasileiro de Aeronáutica).  In general, this draft bill deals with matters related to civil aviation, including airport concessions, consumer protection, limitation of airlines’ civil liability, compulsory insurance, fines and the increase of limits to foreign ownership in voting stock of Brazilian airlines from 20% to 49% or higher, provided that the country of origin of the investor permits a higher ownership threshold for Brazilian investors.  This draft bill is still under discussion in the House of Representatives and, if approved, must be submitted for approval to the Federal Senate, before being sent for presidential approval. If the Brazilian civil aviation framework changes in the future, or ANAC implements increased restrictions, our growth plans and our business and results of operations could be adversely affected.

Since 2009, the Brazilian government has been analyzing the privatization of airports or granting of rights for private concessionaries to operate currently existing airports or expansions of those airports.  In January 2011, Mrs. Dilma Roussef, the newly elected Brazilian president, announced that she intends to privatize certain Brazilian airports. Although such measures may serve as a potential positive catalyst to accelerate investments in airport infrastructure, we are unable to foresee the effects of any such measures on our business and results of operations.

In 2010 ANAC approved the deregulation of international airfares for flights departing from Brazil to the U.S. and Europe, gradually removing the prior minimum fares.  In addition, in 2010 the National Civil Aviation Council (Conselho de Aviação Civil), or CONAC, approved the continuity of bilateral agreements providing for open skies policies with other South American countries and a new open skies policy with the United States and began negotiations for an open skies policy with Europe, which we expect will be concluded this year.  These regulations increase competition in the market and may negatively affect our results of operation.

Currently, landing fees charged in Brazilian airports are standard in all airports independent of whether they are busy or not. In February 2011, the Brazilian government announced that it will increase landing fees at the busiest airports as compared to less busy airports. As a result secondary airports may be created with more competitive fees for the airlines that choose to operate in these airports. Changes in landing or other fees may provide other market players with a cost advantage and negatively affect our competitive position and results of operation.

Aircraft Financing by Export Credit Agencies

Ex-Im Bank has recently agreed on a common approach with European export-credit agencies on offering export credits for commercial aircraft.  Among other things, the new ASU sets forth minimum guarantee premium rates applicable to aircraft delivered on or after January 1, 2011, or under firm contracts entered into after April 30, 2007.  While subject to modification, the exposure fees paid by Gol on applicable aircraft are likely to increase. The amount of any such increase will depend upon the credit risk assigned to us by the participating export-agencies pursuant to the protocols of the ASU.  In addition, we will no longer be able to finance the amortization payments of loans guaranteed by Ex-Im Bank with SOAR loan facilities.

C.      Organizational Structure

The Registrant is a holding company, which owns directly or indirectly shares of four subsidiaries:  VRG and three offshore finance subsidiaries Gol Finance Cayman and GAC Inc., which owns Sky Finance II.  VRG is the Registrant’s operating subsidiary, under which we conduct our business.  Gol Finance, GAC Inc. and Sky Finance II are off-shore companies established for the purpose of facilitating cross-border general and aircraft financing transactions. In June 2010 we wound down one of our finance subsidiary Sky Finance, after the last repayment of all funds raised through it.

D.      Property, Plant and Equipment

Our primary corporate offices are located in two buildings in São Paulo.  Our commercial, operations, technology, finance and administrative staff is based primarily at our headquarters.  We have concessions to use other airport buildings and hangars throughout Brazil, including a part of a hangar at Congonhas airport where we perform aircraft maintenance.  As of December 31, 2010, we have 39 Boeing 737s classified as finance lease aircrafts. We own a state-of-the-art Aircraft Maintenance Center in Confins, in the State of Minas Gerais.  The certification of our aircraft maintenance center authorizes maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s.  In 2008, we started a two-stage expansion project of our aircraft maintenance center, when the facility had a capacity to service 60 aircraft.  The second stage was inaugurated in March 2010 and we now have a total capacity to perform full maintenance services for more than 120 Boeing 737 aircraft per year.  With our system of phased maintenance for our Boeing NG 737-700 and 737-800 aircraft fleet, we are able to perform maintenance work every day without sacrificing aircraft revenue time, and schedule preventive maintenance with more regularity and around the utilization of our aircraft, which further dilutes fixed costs.  We use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment.  See also “Item 4—Business Overview—Aircraft” and note 14 to our financial statements as of and for the year ended December 31, 2010.

ITEM 4A.     Unresolved Staff Comments

None.

ITEM 5.  Operating and Financial Review and Prospects

You should read this discussion in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report.

A.      Operating Results

Revenues

We derive our revenues primarily from transporting passengers on our aircraft.  In 2010, 89.9% of our revenues were derived from passenger fares, and the remaining 10.1% of our revenues were derived from ancillary revenues principally from our cargo business, which utilizes available cargo space on our passenger flights.  Nearly all of our passenger revenue and cargo revenue is denominated in reais.  Passenger revenue, including revenue from our Smiles loyalty program, is recognized either when transportation is provided or when the ticket expires unused.  Cargo revenue is recognized when transportation is provided.  Other ancillary revenue consists primarily of ticket change fees, excess baggage charges, interest on installment sales and other incidental services.  Passenger revenues are based upon our capacity, load factor and yield.  Our capacity is measured in terms of available seat kilometers, which represents the number of seats we make available on our aircraft multiplied by the number of kilometers the seats are flown.  Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing revenue passenger kilometers by available seat kilometers.  Yield is the average amount that one passenger pays to fly one kilometer.

The following table demonstrates our main operating performance indicators in 2009 and 2010.

	Year Ended December 31,
	2009	2010
Operating Data:
Load-factor	63.6%	67.1%
Break-even load-factor	59.2%	60.4%
Aircraft utilization (block hours per day)	11.6	12.9
Yield per passenger kilometer (cents)	20.7	20.5
Passenger revenue per available seat kilometer (cents)	13.1	13.8
Operating revenue per available seat kilometer (cents)	14.9	15.3
Number of departures	273,602	295,160
Operating aircraft	108	114

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

Our aircraft fuel expenses are higher than those of low-cost airlines in the United States and Europe because the Brazilian infrastructure to produce, transport and store fuel is expensive and underdeveloped, especially in the north and northeast regions of the country.  In addition, taxes applicable to the sale of jet fuel are high and are passed along to us.  Our aircraft fuel expenses are variable and fluctuate based on global oil prices.  Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also linked to fluctuations in the exchange rate of the real  versus the U.S. dollar.  In 2010, fuel expenses represented 36.4% of our total operating expenses, as compared to 32.2% in 2009.  In 2008, the price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, varied significantly, reaching an all-time high of US$145 in March, 2008 and decreasing to US$44.60 per barrel at the end of 2008.  At year end 2009 the price per barrel was US$79.36 and increasing to US$91.40 at the end of 2010.  We currently enter into short-term arrangements to hedge against increases in oil prices and foreign exchange fluctuations.

Our aircraft rent expenses are in U.S. dollars and have increased in line with the expansion of our operations.  We use short-term arrangements to hedge against exchange rate exposure related to our lease payment obligations.  In addition, leases for 22 of our aircraft are subject to floating-rate payment obligations that are based on fluctuations in international interest rates.  We currently have hedging policies in place to manage our interest rate exposure.

Our maintenance, material and repair expenses consist of light (line) and scheduled heavy (structural) maintenance of our aircraft.  Line maintenance and repair expenses are charged to operating expenses as incurred.  Structural maintenance for aircraft leased under finance leases is capitalized and amortized over the life of the maintenance cycle.  Once the maintenance is performed, accrual does not commence again until the maintenance status is reduced below the return condition.  Since the average age of our operating fleet was 6.5 years at December 31, 2010 and most of the parts on our aircraft are under multi-year warranties, our aircraft have required a low level of maintenance and therefore we have incurred low maintenance expenses.  Our aircraft are covered by warranties that have an average term of three to five years.  The warranties on the aircraft we received in 2010 under our firm purchase order with Boeing will start expiring in 2014.  Thus, with regard to the accounting for aircraft maintenance and repair costs, our current and past results of operations may not be indicative of future results.  Our Aircraft Maintenance Center in Confins, in the State of Minas Gerais is certificated for the maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s.  We currently use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment.  We believe that we have an advantage compared to industry peers in maintenance, materials and repairs expenses due to the use of Boeing 737 Next Generation aircraft that allows for phased maintenance as described in this annual report, and due to the internalization of our maintenance.  We believe that this advantage will remain in the future.

Our sales and marketing expenses include commissions paid to travel agents, fees paid for our own and third-party reservation systems and agents, fees paid to credit card companies and advertising.  Our distribution costs are lower than those of other airlines in Brazil on a per available seat kilometer basis because a higher proportion of our customers purchase tickets from us directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems.  We generated 88.1% of our consolidated passenger revenues through our website and API systems in the years ended December 31, 2010 and 92.4% in 2009, including internet sales through travel agents.  For these reasons, we believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will remain in the future.

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

Brazilian Economic Environment

As a company with most of its operations currently in Brazil, we are affected by general economic conditions in the country.  While our growth since 2001 has been primarily driven by our expansion into new markets and increased flight frequencies, we have also been affected by macroeconomic conditions in Brazil.  Our growth outpaced that of our primary competitors because of strong demand for our lower fare service.  In 2010, we grew 17.0% in terms of revenue passenger kilometers in the domestic market and considering both international and domestic market 19.2% . The relatively higher consolidated growth rate compared to the domestic market is due to mainly due to the continuing recovery of the Latin American economy, combined with the high demand in Southern Cone routes, especially in Argentina, Chile and Uruguay, the appreciation of the Brazilian real  against the U.S. dollar.  We believe the rate of growth in Brazil is important in determining our future growth capacity and our results of operations.

Our results of operations are affected by currency fluctuations.  The vast majority of our revenues are denominated in reais  (with a small portion of our revenues from our international flights being denominated in other currencies), but a significant part of our operating expenses are either payable in or affected by the U.S. dollar, such as our aircraft operating lease payments, related maintenance reserves and deposits, and jet fuel expenses.  Based on a statistical analysis of our first seven years of operations, we believe that our revenues are highly correlated with the real/U.S. dollar exchange rate and jet fuel prices because real  fluctuations and increases in jet fuel prices are generally incorporated into the fare structures of Brazilian airlines.  In 2010, 54.7% of our operating expenses (including aircraft fuel) are denominated in, or linked to, U.S. dollars and therefore vary with the real/U.S. dollar exchange rate.  We believe that our foreign exchange and fuel hedging programs protect us against short-term swings in the real/U.S. dollar exchange rate and jet fuel prices.  Overall, we believe that the combination of our revenue stream, with its correlation to movements in the real/U.S. dollar exchange rate, and short-term hedges on the U.S. dollar-linked portion of our expenses, will mitigate the adverse effect on our operating expenses of abrupt movements in the real/ U.S. dollar exchange rate.

Inflation has also had, and may continue to have, effects on our financial condition and results of operations.  In 2010, 45.3% of our operating expenses (excluding aircraft fuel) were denominated in reais, and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation.

The following table shows data for real GDP growth, inflation, interest rates, the U.S. dollar exchange rate and crude oil prices for and as of the periods indicated.

	December 31,
	2008	2009	2010
Real growth in gross domestic product	5.1%	(0.2)%	7.5%
Inflation (IGP-M)(1)	9.8%	(1.7)%	11.30%
Inflation (IPCA)(2)	5.9%	4.3%	5.90%
CDI rate(3)	13.5%	8.6%	10.60%
LIBOR rate(4)	1.4%	0.3%	0.30%
Depreciation (appreciation) of the real vs. U.S. dollar	32.2%	(25.5)%	-4.31%
Period-end exchange rate—US$1.00	R$ 2.337	R$ 1.7412	R$1.6662
Average exchange rate—US$1.00(5)	R$ 1.8364	R$ 1.9946	R$1.7593
Period-end West Texas intermediate crude (per barrel)	US$ 44.6	US$ 79.36	US$91.40
Period-end Increase (decrease) in West Texas intermediate crude (per barrel)	(53.5)%	(77.9)%	15.2%
West Texas Intermediate crude (average per barrel during period)	US$ 99.92	US$ 62.09	US$79.63
Average Increase (decrease) in West Texas Intermediate crude (per barrel)	(38.3)%	(37.8)%	28.2%

_________

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

(4)   Three-month U.S. dollar LIBOR rate as of the last date of the period.  The LIBOR rate is the London inter-bank offer rate.

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

We evaluate annually whether there is an indication that our property, plant and equipment may be impaired.  Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset(s), a significant change in the long-lived asset’s physical condition, and operating or cash flow losses associated with the use of the long-lived assets.  We have not identified any impairments related to our existing aircraft fleet.  As of 31 December 2010 and 2009, no impairment on property, plant and equipment assets was recognized.

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

Sale-lease back transactions that result in a subsequent operating lease have different accounting treatments depending on the fair value, the price and the cost of the sale.  If the fair value is less than the carrying amount of the asset, the difference is recognized as a loss immediately.  When the sale gives rise to a gain it is recognized up to the fair value, the excess is deferred and amortized throughout the term of the lease.  When the sale results in a loss and the carrying amount is not greater than fair value, the loss is deferred if compensated by future lease payments.  If the carrying amount is greater than fair value it is written down to fair value, and if there is still a loss it is deferred if compensated by future lease payments.

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

Goodwill and Intangible Assets.  We have allocated goodwill and intangible assets with indefinite lives acquired through business combinations for the purposes of impairment testing to a single cash-generating unit, the operating subsidiary VRG.  Goodwill is tested for impairment annually by comparing the carrying amount to the recoverable amount of the cash-generating unit level that has been measured on the basis of its value-in-use, by applying cash flow projections in the functional currency based on the Company’s approved business plan covering a five-year period followed by the long-term growth rate of 3%.  The pre-tax discount rate applied to the cash flow projections is 20.46% . Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount.  Assumptions in the Company’s impairment evaluations are consistent with internal projections and operating plans.  Airport operating rights were acquired as part of the acquisition of VRG and were capitalized at fair value at that date and are not amortized.  Those rights are considered to have indefinite useful lives due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume.  VRG tradenames were acquired as part of the VRG acquisition and were capitalized at fair value at that date.  The tradenames are considered to have an indefinite useful life (and are not amortized) due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty and the continued use of the VARIG tradenames.  The carrying values of the airport operating rights and tradenames are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable.  Costs related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis.  The carrying value of these intangibles is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable.  The Company assesses at each balance sheet date whether intangibles with indefinite useful lives are impaired using discounted cash flow analyses, which considers the creditworthiness of the issuer of the security, as further described in Note 15 to our financial statements.  As of 31 December 2010 and 2009, no impairment on goodwill and other intangible assets was recognized.

Derivative Financial Instruments.  The Company accounts for derivative financial instruments in accordance with IAS 39.  In executing the risk management program, management uses a variety of financial instruments, to protect against sharp changes in market prices and to mitigate the volatility of its expenditures related to these prices.  The Company does not hold or issue derivative financial instruments for speculative purposes.

Derivative financial instruments are initially recognized at fair value and subsequently the change in fair value is recorded in profit or loss, unless the derivative meets the strict criteria for cash flow hedge accounting.

For hedge accounting purposes, according to IAS 39, the hedge instrument is classified as a: (i) cash flow hedge when it protects against the exposure to fluctuations in cash flow that are attributable to a particular risk associated with an asset or liability recognized regarding an operation that is highly likely to occur or to an exchange rate risk for an unrecognized firm commitment, and (ii) fair value hedge when it protects from the results of a change in the fair value of a recognized liability, or a part thereof, that could be attributed to exchange risk.

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

We measure quarterly the effectiveness of the hedge instruments in offsetting changes in prices.  Derivative financial instruments are effective if they offset between 80% and 125% of the changes in price of the item for which the hedge has been contracted.  Any gain or loss resulting from changes in the fair value of the derivative financial instruments during the quarter in which they are not qualified for hedge accounting, as well as the ineffective portion of the instruments designated for hedge accounting are recognized as other finance income (expenses).

At December 31, 2010 we had the following derivative financial instruments classified as cash flow hedge:  petroleum call options and foreign currency call options denominated in U.S. dollars; classified as fair value hedge: forward contracts for U.S. dollars.

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

A summary of activity in the Aircraft and Engine Maintenance Deposits is as follows:

	2009	2010
	(in thousands of reais)
Beginning of year	391,989	446,530
Amounts paid in	103,480	206,151
Reimbursement of expense incurred	(48,939)	(196,015)
End of year	446,530	456,666

Our fleet plan contemplates the replacement of some operating leases with financing lease agreements, in line with our plan to further standardize our fleet with Boeing Next Generation 737-700 and 737-800 aircraft.  Due to the performance advantages of Boeing Next Generation 737-700 and 737-800 aircraft, we believe these aircraft should sustain attractive market valuations over the next years.  We therefore intend to increase the number of financing leases.  In light of this trend, our maintenance deposit accounts should decrease in the near term, subject to significant potential variations, including the actual cost of maintenance, the timing of the maintenance, aircraft cycles and potential new maintenance requirements.

Revenue Recognition. Passenger revenue is recognized either when transportation is provided or when the unused ticket expires.  Tickets sold but not yet used are recorded as advance ticket sales that represents primarily deferred revenue for tickets sold for future travel dates.

Mileage Program. Since the acquisition of VRG, the Company operates a frequent flyer program, (“Smiles  Program”) that provides travel and other awards to members based on accumulated mileage credits.  The obligations assumed under the Smiles  Program were valued at the acquisition date at estimated fair value that represents the estimated price the Company would pay to a third party to assume the obligation for miles expected to be redeemed under the Smiles  Program. The fair value of mileage credits, net of estimated non-use of miles (breakage) is determined by the weighted average according to (i) the average amount charged per seat by VRG to airlines that participate in the loyalty program divided by the amount of miles required to issue a ticket using miles and (ii) the average sale price of miles sold to airlines that participate in the loyalty program Smiles. This fair value is updated every six months.

Share-Based Payments.  The Company measures the fair value of equity-settled transactions with employees at the grant date using the Black&Scholes valuation model.  The resulting amount, as adjusted for forfeitures is charged to income over the period in which the options vest.  At each balance sheet date before vesting, the cumulative expense is calculated; representing the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest.  The change in cumulative expense since the previous balance sheet date is recognized in the income statement prospectively over the remaining vesting period of the instrument.

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

Results of Operations

Year 2010 Compared to Year 2009

Our results of operations in 2010 were affected by the following key drivers:

Strong growth in domestic market: In 2010, the improved economic scenario in Brazil and South America as a whole, especially from the consumer confidence point of view and the expansion of the country’s emerging middle class, which led to a greater number of people opting for air transport, were the main factors for the increase in domestic demand. As a result we grew 17.0% as compared to 2009 in terms of revenue passenger kilometers in the domestic market.

Implementation of new cost reduction initiatives:  We have completed our fleet renewal plan in 2010, with the return of the remaining 11 Boeing 737-300 aircraft. This will benefit future years with a reduction of approximately R$9 million per quarter of leasing expenses. We will replace more aircrafts with new Boeing 737-800 and 700s NGs aircrafts that will provide lower cost of inventories and spare parts, less fuel consumption and lower crew training costs. We also have implemented several measures for cost reduction resulting in a reduction of other operating expenses, including: the implementation of the Shared Services Center, the adoption of zero based budgeting methodology and investments linked to IT improvements of internal controls systems in order to improve operational efficiency. Our high aircraft utilization rate of 12.9 block hours per day in 2010, an increase of 10.4% compared to the 11.6 block hours per day recorded in 2009, also contributed to dilute fixed costs.

We present in the following table information regarding our results of operations in IFRS in 2010 and 2009.

	Year Ended December 31,
	2009	2010
Income Statement Data:	(in thousands of reais)
Net operating revenues:
Passenger	5,306,530	6,277,657
Cargo and other	718,852	701,790
Total net operating revenues	6,025,382	6,979,447
Operating expenses:
Salaries, wages and benefits	(1,100,953)	(1,252,402)
Aircraft fuel	(1,813,104)	(2,287,410)
Aircraft rent	(650,683)	(555,645)
Sales and marketing	(364,551)	(367,757)
Landing fees	(312,637)	(331,883)
Aircraft and traffic servicing	(381,721)	(427,853)
Maintenance, materials and repairs	(417,212)	(422,950)
Depreciation and amortization	(142,853)	(281,604)
Other operating expenses	(428,376)	(354,147)
Total operating expenses	(5,612,090)	(6,281,652)
Operating income before financial results	413,292	697,795
Interest expense	(288,112)	(338,609)
Financial income, net	630,956	27,310
Income before income taxes	756,136	386,496
Income taxes	134,696	(172,299)
Net income for the year	890,832	214,197

We had operating income of R$697.8 million in 2010 compared to R$413.2 million in 2009.  Our operating margin was 10.0% in 2010, and 6.9% in 2009.  We reported net income in 2010 of R$214.2 million compared to R$890.8 million for 2009.  Income before income tax was R$386.5 million in 2010 compared to R$756.1 million in 2009.

Net Operating Revenues.  Net operating revenues increased 15.8% to R$6,979.5 million in 2010 as compared to 2009 as a result of the increased demand for domestic flights emerging from the Brazilian middle class due to the positive macroeconomic scenario, in addition to our: (i) dominant position and increased frequency between the Brazilian leading airports; (ii) high operating quality indices (punctuality, regularity, client service and safety); (iii) dynamic fare management, which combines the strengthening quarterly yields with stimulation demand for leisure travelers; (iv) growth of the Smiles mileage program and; (vi) focus on short-haul flights in a range of three hours or less, benefiting business travelers. Our consolidated demand increased 19,2%. Our domestic market demand increased by 17.0%, while international market demand increased 46.2% as a result of our international network expansion with the introduction of new routes in the Southern Cone and Caribbean regions and the introduction of new regional destinations in Brazil in addition to markets operated by our new regional airline partners. The higher demand was partially offset by a 0.8% decrease in yields to R$20.5 cents in 2010 from R$20.7 cents in 2009 due to a variety of factors: (i) a more stable capital markets scenario, (ii) lower selling expenses in the domestic market due to a gradual decrease during 2009 of commissions paid to travel agencies in the domestic market (valid for all players in the industry) which were fully extinguished in February 2010, (iii) the upturn in economic activity and consumer confidence, reflected in increased demand for leisure trips that consequently, generate larger forward bookings; (iv) an increase in the average stage length by 1.9% and; (v) lower U.S. dollar and WTI oil price volatility.

Our load factor increased 1.9 percentage points from 65.3% in 2009 to 67.1% in 2010, mainly due to lower increase in available seat kilometers by 14.0% compared to the increase of 17.3% in revenue passenger kilometers.

Our ancillary and other revenues decreased 2.4% from R$718.9 million in 2009 to R$701.8 million in 2010, representing 10.1% of our total net revenues, mainly due to the decrease in no-show fee and tickets rescheduling revenue and due to revenues of R$48.1 million in 2009 related to image rights and rental of our Smiles  client database as part of the co-branded credit card contract.

Operating Expenses.  Operating expenses per available seat kilometer decreased 1.8% from R$13.91 cents in 2009 to R$13.78 cents in 2010, primarily due to the (i) increased available seats kilometers by 14.0%; (ii) 10.4% increase in aircraft utilization; (iii) 1.8% extension of the average stage length, offset by an increase of 10.8% in fuel cost from R$4.53 cents to R$5.02 cents per available seat kilometers.  Operating expenses per available seat kilometer excluding fuel decreased 7.8% from R$9.41 cents to R$8.76 cents in 2010, mainly due to lower aircraft rent, maintenance, sales and marketing and other operating expenses; offset by the non-recurring costs arising from the fleet renewal carried out in 2010 to return eleven Boeing 737-300 aircraft and the maintenance expenses for reactivation of five Boeing 767, four for long-haul international charter and one for sub-leasing operations.

Our breakeven load factor increased 1.2 percentage points to 60.4% in 2010 compared to 59.2% in 2009, primarily due to (i) higher fuel cost per liter; (ii) 0.8% decline in yields and; (iii) a 3.5 percentage points increase in load factor.

The breakdown of our operating expenses on a per available seat kilometer basis for 2010 compared to 2009 is as follows.

	Year Ended December 31,
	2009	2010
	(cost per available seat kilometer in R$ cents)
Operating expenses:
Salaries, wages and benefits	2.73	2.75
Aircraft fuel	4.49	5.02
Aircraft rent	1.61	1.22
Sales and marketing	0.90	0.81
Landing fees	0.78	0.73
Aircraft and traffic servicing	0.95	0.94
Maintenance materials and repairs	1.03	0.93
Depreciation and amortization	0.36	0.62
Other operating expenses	1.06	0.77
Total operating expenses	13.91	13.79
Cost per flight hour	14.88	14.95

Note: In October 2010, ANAC changed its calculation method for monthly traffic information and republished information for periods since January 2009. All operating data for 2009 and 2010 reflects the new methodology, whereas information for 2007 and 2008 was calculated pursuant to the old methodology and may not be fully comparable. According to ANAC, the changes were designed to align data with the concepts adopted by the ICAO. The change was necessary because Brazil has joined the ICAO’s statistical program and supplies the latter’s database with several industry data. Changes in the methodology refer to the calculation of ASK (seat supply) and the classification of domestic legs in international flights, which are now considered to be part of the domestic market. ANAC has stated that it will republish information for 2008 at a later date.

Salaries, wages and benefits increased 13.8%, or R$151.4 million, due to (i) a 6% partial cost of living increase on salaries effected in December 2010; (ii) higher constituted provisions for employee profit sharing based on the stock option plan and; (iii) a 4.5% increase in the number of employees from 17,963 in 2009 to 18,776 in 2010, especially in the operational, airport and call center areas, in turn fueled by the need to adjust to the growth in our operations and the growth of 15.8% in passengers transported.  Salaries, wages and benefits per available seat kilometer increased 0.8% due to the same reasons, although diluted by the increase in available seat kilometers in 2010.

Aircraft fuel expense increased 26.2%, or R$ 474.3 million, primarily due to a 22.4% increase in average oil (WTI) prices, 3.4% increase in fuel consumption due to the growth in the operations and higher number of average operating aircrafts (from 108 in 2009 to 111 in 2010). Aircraft fuel expense per available seat kilometer increased 11.7% due to the same reasons, although diluted by the increase in available seat kilometers in 2010.

Aircraft rent, which we incur in U.S. dollars, decreased 14.6%, or R$ 95.1 million, due to a 11.7% average depreciation of the U.S. dollar against real  and a 18.2% increase in the total fleet under finance leases from 33 in 2009 to 39 in 2010. Aircraft rent per available seat kilometer decreased 24.4%, due to the same reasons, although emphasized by an increase in available seat kilometers in 2010.

Sales and marketing expense increased 0.9%, or R$ 3.2 million, resulting from (i) additional advertising expenses in order to revitalize our Smiles mileage program; (ii) advertising expenses from a new institutional campaign and; (iii) higher commissions paid to credit card administrators due to the increase in direct sales, partially offset by the elimination of ticket sales commissions for travel agents as of the beginning of February, 2010.  Sales and marketing per available seat kilometer decreased 10.7% due to the increase in available seat kilometers in 2010.

Landing fees increased 6.2%, or R$19.3 million, mainly due to a 7.9% increase in departures.  Landing fees per available seat kilometer decreased 6.0% due to the increase in available seat kilometers in 2010.

Aircraft and traffic servicing expense increased 12.1%, or R$46.2 million, primarily due to an increase in the average operating fleet (from 108 in 2009 to 111 in 2010), increased handling expenses as a result of increased arrivals and departures and additional IT and consulting services related to (i) the implementation of the new budget planning method (zero base budget), (ii) the Shared Service Center aiming to improve the quality and productivity of our operations, (iii) the migration of our Smiles system from IBM to Oracle (Siebel) and (iv) the improvement of internal software (related to check-in developments, buy on board services and wireless entertainment service).  Aircraft and traffic servicing expense per available seat kilometer decreased 0.8% due to the same reasons, although diluted by the increase in available seat kilometers in 2010.

Maintenance, materials and repairs increased 1.4%, or R$5.8 million, due to increase in scheduled aircraft maintenance events during the year, reflecting the larger average operating fleet and non-recurring expenses related to the fleet renovation and standardization program, with return of eleven remaining Boeing 737-300 and reactivation of five Boeing 767 to long-haul international charters and sub-leasing operations.  Maintenance, materials and repairs per available seat kilometer decreased 10.7% primarily due to the increase in available seat kilometers in 2010.

Depreciation and amortization increased 97.1% or R$138.7 million, due primarily to (i) the higher number of aircrafts under finance leases (from 33 in 2009 to 39 in 2010); (ii) a change in 2010 in the estimate for the depreciation of maintenance costs for engines under finance leases, which now have a 5-year depreciation period, whereas the remaining items continue to depreciate over 25 years.  Depreciation and amortization per available seat kilometer increased 74.5% due to the same reasons, although diluted by the increase in available seat kilometers in 2010.

Other operating expenses (mainly comprising accommodation, crew travel and accommodation, direct passenger expenses, equipment leasing and general and administrative expenses) decreased 17.3%, or R$74.3 million, due to several factors: (i) more efficient controls over general and administrative expenses (telephone, water, gas and electricity), as well as losses of inventories, uniforms and other inputs in the operational bases, (ii) gains from the automation of our internal systems (inventories, accounts, billing, legal affairs and accounts receivable), which led to better controls over provisions and reduction in general and administrative expenses; (iii) optimization of our route network; (iv) fewer flight cancellations; and (v) greater volume of IT equipment under finance leases, reducing expenses from equipment rentals. Other operating expenses per available seat kilometer decreased 26.8% due to the same reasons, although emphasized by the increase in available seat kilometers in 2010.

Financial Income (Expense).  Financial expense in 2010 totaled R$311.3 million compared to a financial income of R$342.8 million in 2009, mainly as a result of: (i) lower non-cash foreign exchange variation gains on our assets and liabilities of R$661.7 million due to the impact of the 4.3% appreciation of the real  against the U.S. dollar during 2010 (compared to a 25.5% appreciation in 2009); (ii) higher interest expenses related to the increase in our indebtedness with the issue of senior notes in July 2010 and debentures in September, 2010; (iii) partially offset by the R$33.9 million increase of interest revenue due to the higher cash position since the end of 2009.

Income Taxes.  Our income taxes totaled R$172.3 million in 2010, compared to an income tax benefit of R$134.7 million in 2009, mainly as a result of higher current income tax in 2010 due to higher taxable income basis calculated in accordance with Brazilian corporation law (No. 6,404/76) and higher deferred income tax expense caused by: (i) temporary differences arising mainly from the exchange variation on financial leasing operations which generate deferred income tax liabilities; (ii) recognition in 2009 of deferred income tax credits resulting from tax losses generated by VRG acquisition and; (iii) tax credits from temporary differences recorded in 2009 based on expectations for future taxable income.

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

We present in the following table information regarding our results of operations in IFRS in 2009 and 2008.

	Year Ended December 31,
	2008	2009
	(in thousands of reais)
Income Statement Data:
Net operating revenues:
Passenger	5,890,104	5,306,530
Cargo and other	516,089	718,852
Total net operating revenues	6,406,193	6,025,382
Operating expenses:
Salaries, wages and benefits	(983,783)	(1,100,953)
Aircraft fuel	(2,630,834)	(1,813,104)
Aircraft rent	(645,089)	(650,683)
Sales and marketing	(588,735)	(364,551)
Landing fees	(338,370)	(312,637)
Aircraft and traffic servicing	(422,177)	(381,721)
Maintenance, materials and repairs	(388,030)	(417,212)
Depreciation and amortization	(125,127)	(142,853)
Other operating expenses	(372,696)	(428,376)
Total operating expenses before financial results	(6,494,841)	(5,612,090)
Operating income (loss) before financial results	(88,648)	413,292
Interest expense	(269,278)	(288,112)
Financial income (expense), net	(837,116)	630,956
Income (loss) before income taxes	(1,195,042)	756,136
Income taxes	(44,305)	134,696
Net income (loss) for the year	(1,239,347)	890,832

We note that in October 2010, ANAC changed its calculation method for monthly traffic information and republished information for periods since January 2009. For the purposes of the comparison between the years ended December 31, 2009 and 2008 presented below we have not reflected the new methodology, whereas information for the comparison between the years ended December 31, 2010 and 2009 presented above were calculated and presented pursuant to the new methodology. As a result these two comparisons and may not be fully comparable. According to ANAC, the changes were designed to align data with the concepts adopted by the ICAO. The change was necessary because Brazil has joined the ICAO’s statistical program and supplies the latter’s database with several industry data. Changes in the methodology refer to the calculation of ASK (seat supply) and the classification of domestic legs in international flights, which are now considered to be part of the domestic market. ANAC has stated that it will republish information for 2008 at a later date.

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

Income Taxes.  We recorded an income tax benefit of R$134.7 million in 2009, compared to an expense of R$44.3 million, mainly due to the use of tax credits in the amount of R$135.3 million from tax losses generated by VRG, acquired in 2007.  This change was possible due to our positive operating profit for the last six quarters and we expect that this trend will continue in the next years

B.      Liquidity and Capital Resources

Cash Flow Analysis

Operating Activities.  Our strategy is to rely primarily on cash flows from operations to provide working capital for current and future operations.  In 2010, we generated R$723.9 million in cash from our operating activities reflecting the increase in our operating profitability. In 2009 and 2008 net cash provided by operating activities was R$457.3 million and R$151.7 million, respectively. Cash flows from operating activities for 2010 were also driven by R$214.2 million in net income, plus noncash depreciation and amortization expense of R$281.6 million, noncash interest on loans of R$297.3 million, and a R$208.5 million increase in accounts receivable. Cash flows associated with financial derivative instruments, which are also classified as operating cash flows, were net inflows of R$117.0 million in 2010. These increases were partially offset by an increase of R$146.6 million in accounts payable, an outflow of R$162.2 million in advance from customers and an increase R$124.7 million in provisions. In 2009, we generated R$457.3 million cash from our operating activities, mainly driven by our net income of R$890.8 million, and partially offset by the decrease in accounts receivable of R$182.0 million and a decrease in deposits of R$124.2 million.  The lower cash flows from operations activities in 2008, was mainly due to the net operating losses for the year.

Our operating cash flows are affected by the requirement under the terms of certain of our aircraft operating lease agreements that we establish maintenance reserve deposit accounts for our aircraft that must be funded at specified levels.  At December 31, 2010, we had R$456.7 million of deposits under our aircraft operating leases for maintenance.  Funds will be drawn from the maintenance reserve accounts to reimburse for certain structural maintenance expenditures incurred.  We believe the amounts deposited and to be deposited plus our own cash resources will be sufficient to service our future aircraft and maintenance costs for the duration of the applicable operating leases.

Investing Activities.  Net cash used in investing activities was R$279.5 million primarily due to acquisitions of property and equipment, including spare parts and aircraft modifications, investments in the expansion of Confins Maintenance Center and pre-delivery deposits for the acquisition of Boeing 737 aircrafts. During 2009, capital expenditures were R$130.5 million, due to investments in airport infrastructure and stores, especially in South American destinations, information technology, rotables and spare parts.  In 2008, capital expenditures were R$346.0 million related to acquisitions of property, plant and equipment and cash generated was R$40.6 million.

Financing Activities.  Net cash provided by financing activities totaled R$139.9 million in 2010 and consisted primarily of capital we raised in our issuance of R$525.5 million senior notes (equivalent to US$300 million on the date of issuance) maturing in 2020, and the issuance of our 4th series of debentures in the amount of R$600 million that we used to repay the remaining balance of R$378 million from our 3rd series of debentures. These proceeds were partially offset by the prepayment of working capital lines and other debt maturing within 3 years range, and by the decrease in the dividends paid during the period.  Net cash provided by financing activities totaled R$769.2 million in 2009, as compared to net cash used in financing activities of R$611.3 million in 2008, mainly due to receipt of net proceeds from a follow-on offering of common and preferred shares in the amount of R$600.3 million concluded in October 2009 and receipt of net proceeds from a rights offering in the amount of R$203.5 million concluded in the second quarter of 2009.

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

We have a strong balance sheet, especially our cash and cash equivalents position which as of December 31, 2010 was equivalent to 28.3% of our trailing twelve months’ net operating revenues and already surpasses our initial target of to at least 25% of trailing twelve months’ net operating revenues. This position also covers 5.7 times our short-term obligations, which we believe currently is an appropriate level of liquidity.  We are also committed to have no significant financial debt maturities coming due within any three-year horizon.

The following table sets forth certain key liquidity data in IFRS at the dates indicated:

	At December 31,
	2009	2010	% Change
	(in millions of reais)
Real Denominated	1,968.2	2,316.1	17.68%
Cash and Cash Equivalents	1,382.4	1,955.9	41.49%
Short-Term Investments and Restricted Cash	66.5	57.1	(14.14)%
Short-term Receivables	519.3	303.1	(41.63)%
Foreign Exchange Denominated	804,6	323.7	(59.77)%
Advances for acquisition of aircraft	804,6	323.7	(59.77)%
Total Cash Deposits	2,772.8	2,639.8	(4.80)%

At December 31, 2010, cash, short-term investments and restricted cash were R$2,013.0 million, comprised by R$1.955,9 in cash and cash equivalents balance, R$22.6 million in short-term investments representing immediate liquid financial assets and R$34.5 million in restricted cash.  The increase in total liquidity as compared to 2009 is mostly due to operating cash flow generation and the several measures in 2010 towards increasing our liquidity such as (i) our 4th debenture issuance in the amount of R$600 million, which were used to finance working capital, pay suppliers and settle the outstanding balance of our 3rd debenture issue in the amount of R$378 million; and (ii) the R$525.5 million senior notes issue (equivalent to US$300 million on the date of issuance) in July 2010, which proceeds were used to settle the working capital credit lines and other debt maturing within 3-years range.

Short-term receivables include credit card sales, the Voe Fácil installment payment program, accounts receivables from travel agencies and cargo transportation.  At the end of 2010, we had decreased the volume of short-term receivables as compared to 2009, due to increase in the volume of discounted receivables.

At December 31, 2010, we had R$308.5 million deposited with Boeing as advances for aircraft acquisitions, a decrease of 39.1% as compared to December 31, 2009, mainly due to the higher number of aircraft delivered in 2010 with the deposit returned to us and the lower number of new aircraft deliveries scheduled to be delivered from Boeing under our fleet plan in the next 18 months as compared to the same period in 2009.

As a result, our total cash deposits was R$2,605.2 million at December 31, 2010 as compared to R$2,765.5 million at December 31, 2009.

Indebtedness

The following table sets forth our loans and financings at December 31, 2010 and 2009:

	At December 31,
	2009	2010	% Change
	(in millions of reais)
Loans and Financing	1,003.1	1,709.4	70.41%
Aircraft Financing*	1,800.8	1,680.1	(6.70)%
Interest	19.9	53.7	169.80%
Perpetual Bonds	310.1	297.9	(3.92)%
Total Loans and Financing	3,133.9	3,741.1	19.37%

_____________

* As of December 31, 2010 there were no PDP facilities outstanding.

At the close of fiscal year 2010, our total debt was R$3.7 billion, with an average term of 8.6 years (excluding aircraft financing and perpetual notes) and an average interest rate of 11.2% for obligations in local currency and of 6.5% for U.S. dollar denominated obligations.  Excluding our perpetual bonds, which have no maturity date, total loans and financing totaled R$3.4 billion at December 31, 2009, with a positive foreign exchange effect due to the appreciation of the real  against the U.S. dollar of 4.3% between the two periods. The increase compared to 2009 was due to the 4th issuance of debentures in the amount of R$600 million and the R$525.5 million issuance of senior notes (equivalent to US$300 million on the date of issuance) in July 2010, partially offset by the settlement of our PDP Facility line and working capital credit lines and other debt maturing within three years.

Loans and Financing

The following table sets forth our short- term and long-term loans (excluding aircraft financings) as of December 31, 2009 and 2010:

	At December 31,
	2009*	2010*	% Change
	(in millions of reais)
Short-Term Debt
Local Currency	177.2	129.1	(27.16)%
Working Capital	160.0	83.8	(47.62)%
BNDES loan (1)	14.4	14.4	(0.33)%
BNDES-Safra loan (2)	-	27.6	-
BDMG loan (3)	2.8	3.4	20.57%
Foreign Currency (U.S. Dollars)	14.5	16.6	14.50%
IFC loan (4)	14.5	13.9	(4.24)%
FINIMP (5)	-	2.7	-
Total Short-Term Debt	191.7	145.7	(24.00)%

Long-Term Debt
Local Currency	406.8	700.5	72.20%
BNDES loan (1)	22.7	8.4	(63.12)%
BNDES-Safra loan (2)	-	70.9	-
BDMG loan (3)	10.1	27.3	170.61%
Debentures	374.0	593.9	58.79%
Foreign Currency (U.S. Dollars)	404.5	863.2	113.39%
IFC loan (4)	43.5	27.8	(36.16)%
Senior Notes	361.0	835.4	131.34%
Total Long-Term Debt	811.3	1,563.7	92.74%
Total Loans Ex-Perpetual Bonds	1,003.0	1,709.4	70.42%
Perpetual Bonds**	310.1	297.9	(3.92)%
Total Loans - including Perpetual Bonds	1,313.1	2,007.3	52.87%

* Does not include interest

** No maturity term bonds

(1) Credit line with Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian Development Bank), or BNDES, used to finance the development of our Confins maintenance center.

(2) Credit line with BNDES used to finance the modernization of engines.

(3) Credit line with Banco de Desenvolvimento de Minas Gerais (Minas Gerais State Development Bank) used to finance the development of our Confins maintenance center.

(4) Credit line with International Finance Corporation used to finance spare parts.

(5) Credit line with Banco do Brasil used to finance import of rotables parts.

Aircraft Financings

The following table sets forth our aircraft financings as of December 31, 2009 and 2010:

	At December 31,
	2009	2010	% Change
	(in millions of reais)
Short-Term Debt (Foreign Currency - U.S. Dollars)
PDP Facility	243.4	-	(100.00)%
Financial Leasings	136.7	146.6	7.27%
Total Short-Term Debt (Foreign Currency - U.S. Dollars)	380.1	146.6	(61.42)%
Long-Term Debt (Foreign Currency - U.S. Dollars)
Financial Leasings	1,420.7	1,533.5	7.94%
Total Long-Term Debt (Foreign Currency - U.S. Dollars)	1,420.7	1,533.5	7.94%
Total Aircraft Financings*	1,800.8	1,680.1	(6.70)%

_____________

* As of December 31, 2010 there were no PDP facilities outstanding.

On December 31, 2010, aircraft financing debt totaled R$1.7 billion, including finance leases paid in monthly installments with funds generated from our operations.  Financial expenses related thereto are booked as financial expenses on the income statement.

Total short-term debt at December 31, 2010 totaled R$346.0 consisting of finance leases of R$146.6 million, working capital of R$83.3 million, interest of R$53.7 million and loans of R$61.8 million.

The following table sets forth the maturities and interest rates of our indebtedness:

	Maturity	Contractual Interest	Effective Interest p.a.	Currency
Working Capital	Aug/10	118.0% of CDI	2.68%	Real
BNDES	Jul/12	TJLP +2.65%	8.66%	Real
BNDES-Safra	Mar/14	TJLP +5.5%	11.46%	Real
BDMG	Jan/14	IPCA +6%	8.05%	Real
Debentures	Sep/15	118.0% of CDI	12.63%	Real
IFC Loan	Jul/13	Libor +3.750%	4.15%	U.S. dollar
Senior Notes 2017	Apr/17	7.50%	7.50%	U.S. dollar
Senior Notes 2020	Jul/20	9.25%	9.25%	U.S. dollar
Perpetual Bonds	n/a	8.75%	8.75%	U.S. dollar

The following table sets forth the loans and financings amortization schedule:

	2011	2012	2013	2014	2015	After 2015	Total
	(in R$ millions)
Real Denominated	129.0	40.6	35.3	17.5	598.0	9.1	829.5
Working capital	83.8	-	-	-	-	-	83.8
BDMG	3.4	3.3	6.4	4.4	4.1	9.1	30.7
BNDES	14.3	8.4	-	-	-	-	22.7
BNDES-Safra	27.5	28.9	28.9	13.1	-	-	98.4
Debentures	-	-	-	-	593.9	-	593.9
Foreign Currency Denominated .	16.6	13.9	13.9	-	-	835.4	879.8
IFC	13.9	13.9	13.9	-	-	-	41.7
FINIMP	2.7	-	-	-	-	-	2.7
Senior Notes	-	-	-	-	-	835.4	835.4
Total*	145.6	54.5	49.2	17.5	598.0	844.5	1,709.3

___________________

*excluding interest expenses and aircraft financing

For further information on our financing activities, see note 16 to our consolidated financial statements as of December 31, 2010.

Covenant Compliance

Our long term financings (excluding the perpetual bonds and aircraft financings) in the aggregate amount of R$1,563.7 million at December 31, 2010 contain customary covenants and restrictions, including but not limited to those that require us to maintain defined debt liquidity and interest expense coverage ratios.

We are subject to certain financial and performance indicators (covenants) based on consolidated financial statements such as:  (1) net debt/EBITDAR, (2) current assets/current liabilities, (3) EBITDA/debt service, (4) short-term debt/EBITDA, (5) current ratio and (6) debt coverage index (DCI).  At December 31, 2010, we were in compliance with all covenants.

The debentures we issued during the third quarter of 2010 require the maintenance of certain debt service coverage index, which is defined as the ratio between our cash flow and debt service (total of the principal amortized plus interest paid) for any given fiscal year.  VRG must obtain an index of at least 130%, to be in compliance at the end of each respective period.  In addition, VRG must also maintain its financial leverage ratio, which is defined as net adjusted debt divided by EBITDAR, below 3.5x.  At December 31, 2010, we met the minimum required performance indicators for the debentures.

Other Financing Sources and Measures

We declared aggregate dividends of R$50.9 million, for the fiscal year 2010.  We declared dividends of R$185.8 million for the fiscal year 2009.

On May 5, 2010, our board of directors approved a capital increase, in the amount of R$119.0 million, with the issuance of 4,883,756 shares, of which 3,833,076 were common shares and 1,050,680 were preferred shares. During 2010, our executive officers exercised stock options for an aggregate of 173,374 preferred shares.

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

Our growth plans contemplate operating 121 aircraft by the end of 2013.  As of December 31, 2010, we had 100 firm purchase orders with The Boeing Company for 737-800 Next Generation aircraft outstanding and we have 10 purchase rights and purchase options for an additional 40 737-800 Next Generation aircraft.  Committed expenditures for these aircraft, based on aircraft list price and including estimated amounts for contractual price escalations and pre-delivery deposits, are US$191.2 million in 2011, US$402.0 million in 2012, US$478.8 million in 2013 and US$444.1 million in 2014, US$360.9 million in 2015 and US$67.0 million beyond 2015.  We expect to meet our pre-delivery deposits by using long term loans from private financial institutions guaranteed by triple A rated institutions and capital markets financings such as long term and perpetual bonds.

The firm aircraft orders represent a significant financial commitment for us.  Pending the application of the proceeds from financing activities, we have invested these proceeds in overnight deposits and deposit certificates with highly-rated Brazilian banks and short-term investments, mainly highly-rated Brazilian government bonds.

We expect that the continuance of the commitment to us from the Ex-Im Bank to provide guarantees covering 85% of the aggregate purchase price for the firm order aircraft will assist us in obtaining low-cost financing for the purchase of the firm order aircraft.  The remaining 15% of the aggregate purchase price for the firm order aircraft is expected to be funded by our cash or other financing alternatives.  To the extent that we do not have sufficient cash resources to do so, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would have an adverse impact on the execution of our strategy and business.  The Company believes that it has and will in the future have appropriate funding resources available with the combination of Ex-Im Bank supported financing, local development bank funding and sale and leaseback transactions.

Ex-Im Bank has recently agreed on a common approach with European export-credit agencies on offering export credits for commercial aircraft.  Among other things, the new ASU sets forth minimum guarantee premium rates applicable to aircraft delivered on or after January 1, 2011, or under firm contracts entered into after April 30, 2007.  While subject to modification, the exposure fees paid by Gol on applicable aircraft are likely to increase. The amount of any such increase will depend upon the credit risk assigned to us by the participating export-agencies pursuant to the protocols of the ASU.  In addition, we will no longer be able to finance the amortization payments of loans guaranteed by Ex-Im Bank with SOAR loan facilities.

Recent Accounting Pronouncements

As of the date of our consolidated financial statements included elsewhere in this annual report we had adopted all new and revised standards and interpretations except for the following:

  IFRS 9 - Financial Instruments: Introduces new requirements for the classification and measurement of assets and liabilities. It establishes that all financial assets recognized that are inserted in the scope of IAS 39 - Financial Instruments: Recognition and Measurement are subsequently measured at amortized cost or fair value. Required from the period beginning on or after January 1st, 2013.
  Change of IFRS 3 – Business Combinations, introduces the following requirements:

i. Measurement of non-controlling participations - Specifies that the option to measure non-controlling interests, both at their fair value as the proportionate share of non-controlling interest on the acquiree’s identifiable net assets at the acquisition date, is only applicable to the non-controlling interests that are effective and warrant holders a proportionate share of net assets acquired in the event of a liquidation. All other components of the non-controlling interests should be measured at their fair value at the acquisition date, unless another measurement basis is required by IFRSs.

ii. Payment of share-based awards not replaced or replaced voluntarily – Specifies that the current requirement that the awards measure by the buyer should replace the share-based payments of acquiree, in accordance with IFRS 2, on the purchase date (market-based measurement) are applicable to transactions of share-based payments of the acquiree that are not replaced. Specifies that the current requirements for placement of the measurement of market-based awards replaced between the consideration transferred in a business combination and compensation expense in the period after the business combination is applicable to all prizes being replaced, regardless of whether the buyer is obliged to replace them or if he does voluntarily.

iii. Requirements transition to compensatory quotas of a business combination that occurred prior to mandatory adoption of IFRS 3 (2008) - Clarifies that IAS 32 - Financial Instruments: Presentation, IAS 39 – “Financial Instruments: Recognition and Measurement” and IFRS 7 – “Financial Instruments: Disclosures” are not applicable to compensatory quotas which arose from business combinations whose acquisition date is prior to the application of IFRS 3 (2008).

  Change of IFRS 7 – “Financial Instruments: Disclosures” - Encourages qualitative disclosures in the context of quantitative disclosures required to assist users to form an overview of the nature and extent of risks arising from financial instruments. Clarifies the required level of disclosures about credit risk and collateral held and provides exemption for disclosures of loans renegotiated.
  Amendment of IAS 34 - Interim Financial Reporting – Provides emphasis to the principle in IAS 34 that the disclosures about significant events and transactions in interim periods should update the relevant information that has been presented in the most recent annual financial statements. Explains how to apply this principle in relation to financial instruments and their fair values.
  Amendments to IAS 32 - Classification of rights issues - Discusses the classification of certain rights in foreign currency as an equity instrument or financial liability. Until the present date, we have not entered into any agreement that would fit into the scope of these changes. However, if we acquire rights within the scope of changes in future accounting periods, the amendments to IAS 32 will take effect on the classification of these rights.
  Amendment of IAS 12 - Income Tax (Deferred Tax: Recovery of Underlying Assets) - Requires an entity to measure the deferred tax asset depending on whether the entity expects to recover the carrying value of assets through use or sale. When an asset is measured at fair value model of IAS 40 - Investment Property it can be subjective and difficult to assess whether the recovery of assets is through the use or sale. The change presents a practical solution to the problem by introducing the assumption that recovery of the carrying value will normally be by sale. As a result of the changes, SIC-21 - Income Taxes - Recovery of revalued Non-depreciable Assets will no longer apply to investment properties held at fair value. The changes must be adopted for fiscal years beginning on or after January 1, 2012 and earlier adoption is permitted.

C.      Research and Development, Patents and Licenses, etc.

We believe that the Gol brand has become synonymous with innovation and value in the Brazilian airline industry.  We have filed requests for registration of the trademarks “GOL” and “GOL LINHAS AÉREAS INTELIGENTES” with trademark offices in Brazil and in other countries, and have already been granted final registration of these trademarks, for example: in Argentina, Bolivia, Chile, Colombia, the European Union, the United States, Paraguay and Uruguay.  VRG holds trademark registrations for the “Varig” brand and trademark applications for the “Smiles” brand in various countries.

D.      Trend Information

We believe in a strong recovery in the Brazilian economy, especially in the growth of the Brazilian middle class in the next years.  We are forecasting demand for the Brazilian domestic airline industry to increase by between 2.5x and 3.0x the growth of the Brazilian GDP, combined with the continuous expansion of Brazil’s potential market led by the accelerated growth in demand from South America and the Caribbean. We also plan to continue to add capacity in a conservative basis, at a proportionally lower rate than the growth in demand in our network, and believe that nominal yields in our network should remain stable as compared to 2010.  This positive macroeconomic and operating scenario, combined with our strategy to continue to grow passenger revenue and developing new sources of ancillary revenues, while further reducing and diluting unitary costs, should further improve operating margins.

E.      Off-Balance Sheet Arrangements

None of our 86 aircraft recognized as operating lease obligations are reflected on our balance sheet.  At December 31, 2010, we had 39 aircraft recognized as finance leases on our balance sheet.  We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

F.       Tabular Disclosure of Contractual Obligations

Our non-cancelable contractual obligations at December 31, 2010 included the following:

	Total	2011	2012	2013	2014	2015	Beyond 2015
	(in thousands of reais)
Non-derivative financial instruments
Aircraft and engine operating leases	2,105.7	222.9	224.3	225.8	226.8	221.5	984.4
Aircraft finance leases	2,063.9	227.2	227.2	227.2	227.2	219.6	935.5
Short-term borrowing	199.4	199.4	-	-	-	-	-
Long-term borrowings(1)	1,861.6	-	54.4	49.2	17.5	598.0	1,142.5
Total non-derivative financial instruments	6,230.6	649.5	505.9	502.2	471.5	1,039.1	3,062.4
Derivative financial instruments
Fuel derivative	33.2	33.2	-	-	-	-	-
Foreign exchange derivative	(8.2)	(8.2)	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-	-
Total derivative financial instruments	25.0	25.0	-	-	-	-	-
Aircraft commitments
Pre-delivery deposits	1,944.0	191.2	402.0	478.8	444.1	360.9	67.0
Aircraft purchase commitments	16,427.7	882.9	386.0	2,107.4	3,380.7	2,944.6	6,726.1
Total aircraft commitments	18,371.7	1,074.1	788.0	2,586.2	3,824.8	3,305.5	6,793.1
TOTAL	24,627.3	1,748.6	1,293.9	3,088.4	4,296.3	4,344.6	9,855.5

____________

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

Our management and board of directors is supported and advised by a number of committees which comprise highly specialized and qualified individuals.  These committees actively participate in the strategic and other key decisions of our management and we believe they add substantial value to our business.  We currently have audit, human resources and corporate governance, financial and risk policy, and accounting committees, comprised of members of our board of directors and non-board members.  We also have a tax and financial statement policy subcommittee.

We are committed to achieving and maintaining high standards of corporate governance.  In working towards this goal, we have established a human resources and corporate governance committee to monitor and make recommendations with respect to corporate governance “best practices” to our board of directors.  In addition, in connection with listing as a Level 2 company on the BM&FBOVESPA, we have entered into an agreement with the BM&FBOVESPA to grant certain additional rights not required of Level 2 companies to our shareholders, such as tag-along rights offering our preferred shareholders 100% of the price paid per common share of controlling block shareholders.  We conduct our business with a view towards transparency and the equal treatment of all of our shareholders.  We have implemented policies to help to ensure that all material information that our shareholders require to make informed investment decisions is made available to the public promptly and that we at all times accurately reflect the state of our operations and financial position through press releases, filings with the SEC and Brazilian Securities Commission (“CVM”), and by keeping the investor relations section of our website current and complete.  We have also adopted formal policies that restrict trading in our preferred shares by company insiders.

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

Under our by-laws, the members of the board of directors are elected by the holders of our common shares at the annual general meeting of shareholders.  Members of our board of directors serve simultaneous one-year terms and may be re-elected.  The terms of our current directors expire in April 2011.  Our by-laws do not provide for a mandatory retirement age for our directors.

The following table sets forth the name, age and position of each member of our board of directors.  A brief biographical description of each member of our board of directors follows the table.

Name	Age	Position
Alvaro de Souza*	62	Chairman
Henrique Constantino	39	Vice-Chairman
Antonio Kandir*	57	Director
Constantino de Oliveira Junior	42	Director
Joaquim Constantino Neto	46	Director
Luiz Kaufmann*	65	Director
Paulo Kakinoff*	36	Director
Ricardo Constantino	48	Director
Richard F. Lark, Jr	44	Director

_____________

* Denotes an independent director

Alvaro de Souza has been a member of our board of directors since August 2004 and became our chairman of the board in April 2009.  Mr. Souza is an officer of AdS—Gestão, Consultoria e Investimentos Ltda., and chairman of the board of directors of World Wildlife Fund in Brazil (WWF), He is also a member of the board of directors of the following companies and organizations: WWF International Board of Trustees, the Brazilian Biodiversity Fund (FUNBIO), Unidas S.A., Triangle Bank S.A. (Tribanco), CSU-CardSystem and Santos Soccer Club. He is also member of the audit and fiscal committee of AMBEV.  Mr. Souza is a certified director by IBGC - Brazilian Institute of Corporate Governance. He was Chief Executive Officer of Citibank Brazil from 1991 to 1994 and an Executive Vice-President of Citigroup in New York from 1995 to 2003.  Mr. Souza holds a bachelor’s degree in Economics and Business Administration from Pontifícia Universidade Católica de São Paulo.  Mr. Souza is an independent member of our board of directors under the requirements of the SEC and NYSE listing standards and is a member of our audit committee and human resources and corporate governance committee.

Henrique Constantino has been a member of our board of directors since March 2004 and became our vice-chairman of the board in June 2010.  He participated in the creation of Gol and served as its chief financial officer from January 2001 to March 2003, when he became a member of the board.  Mr. Henrique Constantino is also a member of the board of directors of Providência S.A. and BR Vias S.A. Mr. Constantino has a law degree from CEUB—Centro de Ensino Unificado de Brasília and has a post-graduate degree in Business Administration from EAESP—FGV (Fundação Getúlio Vargas—São Paulo).  Mr. Constantino is a member of our financial and risk policy committee and human resources and corporate governance committee.

Antonio Kandir has been a member of our board of directors since August 2004.  Mr. Kandir is an economic consultant. Mr. Kandir is also partner of Governança e Gestão and is a member of the board of directors of Providência S.A. Mr. Kandir served in the Brazilian government as a Federal Lower House Representative for two terms of office, and served as Planning and Budget Minister and Secretary of Economic Policy and President of the Privatization Council.  He has a bachelor degree in production engineering from the Escola Politécnica at USP and bachelors, masters and doctoral (PhD) degrees in Economics from Unicamp.  Mr. Kandir is an independent member of our board of directors under the requirements of the SEC and NYSE listing standards and is a member of our audit committee.

Constantino de Oliveira Junior has been a member of GOL’s board of directors and its Chief Executive Officer since the Company was founded in 2001.  Mr. de Oliveira introduced the “low-cost, low-fare” concept to the Brazilian airline industry and was named “Most Valuable Executive” by the Brazilian newspaper Valor Econômico in 2001 and 2002.  He was also elected the Leading Executive in the logistics sector by the readers of Gazeta Mercantil, a Brazilian financial newspaper, in 2003, and in 2008, was named a “Distinguished Executive” in the Air Transportation category at the GALA (Latin American Aeronautics Gallery) awards, sponsored by IATA.  Between 1994 and 2000 he served as director in passenger land transportation company.  Mr. de Oliveira studied Business Administration at the Universidade do Distrito Federal and attended the Executive Program on Corporate Management for Brazil conducted by the Association for Overseas Technical Scholarships.  He is also member of our human resources and corporate governance committee.

Joaquim Constantino Neto  has been a member of our board of directors since March 2004.  He has been the chief operations officer of the Comporte group since 1994.  From 1984 to 1990, he was in charge of operations of Empresas Reunidas Paulista de Transportes Ltda.  Since 1990 to the present, he has been the President of Breda Serviços, a bus transportation company.

Luiz Kaufmann has been a member of our board of directors since December 2004.  Mr. Kaufmann is the Managing Partner of L. Kaufmann Consultores Associados. Mr. Kaufmann has presided over several companies such as Aracruz Celulose S.A., Medial Saúde, Kroton Educacional, Petropar, Grupo Multiplic, Arthur D. Little, and was a partner at GP Investimentos.  He was a member of several companies’ board of directors, including Pioneer Hi-Bred International, América Latina Logística and Lojas Americanas.  He was a member of the Global Corporate Governance Advisory Board, which was comprised of 20 internationally renowned business leaders from 16 different countries, created to advance knowledge on the roles and responsibilities of boards of directors of international companies.  Mr. Kaufmann is an independent member of our board of directors under the requirements of the SEC and NYSE listing standards.  He is a member of our audit committee and our audit committee financial expert as defined by the current SEC rules.

Paulo Kakinoff has been a member of our Board of Directors since January 2010.  Mr. Kakinoff is currently CEO of Audi Brasil and vice president of the Brazilian Automobile Importers Association (Associação Brasileira de Importadores de Veículos Automotores – ABEIVA). He is also a member of the board of directors of Volkswagen Participações Ltda. (Finance Services of Volkswagen Group in Brasil) since March 2011. Mr. Kakinoff has 18 years of experience in the auto industry, having served as Sales & Marketing Director at Volkswagen do Brasil and as Executive Director for South America at the Volkswagen Group’s head offices in Germany.  He holds a bachelor’s degree in Business Administration from

Ricardo Constantino has been a member of our board of directors since March 2004.  He has been the chief technical and maintenance officer of the Comporte group since 1994. Mr. Ricardo Constantino Neto is also member of the board of directors of BRVias S.A. and Providência S.A.

Mackenzie University.  Mr. Kakinoff is an independent member of our board of directors under the requirements of the SEC and NYSE listing standards.

Richard F. Lark,  Jr. has been a member of our board of directors since June 2008.  Mr. Lark served as our executive vice president, chief financial and investor relations officer from April 2003 to June 2008.  He is a director of Endurance Capital Partners, an investment management firm (participant of Anbima and ABVCAP), and a member of the board of directors of Renar Maçãs S.A. (BM&FBOVESPA: RNAR).  From 2000 to 2003, Mr. Lark served as chief financial officer of Americanas.com, one of the leading Brazilian e-commerce companies.  Prior to joining Americanas.com, Mr. Lark was an executive in the investment banking divisions of Morgan Stanley & Co., Citicorp and The First Boston Corporation.  Mr. Lark is a member of the Board of Governors of the American Society of São Paulo since 2003, having served as its president during 2005-2007.  Mr. Lark holds a Master in Business Administration degree from the Anderson School at UCLA and bachelor degrees in finance and business economics and philosophy from the University of Notre Dame.  He is also a Portfolio Manager authorized by the CVM and is associated with the Brazilian Institute of Corporate Governance (IBGC). Mr. Lark is a member of our financial and risk policy committee and accounting, tax and financial statement policy subcommittee.

Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are brothers.  Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino control our major shareholder Fundo de Investimento em Participações Volluto on an equal basis.

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

Under our by-laws, we must have at least two and at most seven executive officers that are elected by the board of directors for a one-year term.  Any executive officer may be removed by the board of directors before the expiration of his term.  The current term of all our executive officers ends in February 2012.

The following table sets forth the name, age and position of each of our executive officers elected in February 2011.  A brief biographical description of each of our executive officers follows the table.

Name	Age	Position
Constantino de Oliveira Junior	42	President and Chief Executive Officer
Adalberto Cambaúva Bogsan	45	Vice President – Technical
Cláudia Jordão Ribeiro Pagnano	43	Vice President – Marketing
Leonardo Porciúncula Gomes Pereira	52	Vice President – Chief Financial Officer and Investor Relations Officer
Ricardo Khauaja	41	Vice President – Management and Human Resources

Constantino de Oliveira Junior.  See “—Board of Directors.”

Adalberto Cambauva Bogsan has been an officer since October, 2010. He joined us in April 2002 and served as the line captain of the Boeing 737-300 aircraft, assistant of head of Operations, head of Operations and Operational Control departments. He is also a well-experienced captain, with more than 13,000 flying hours, Mr. Bogsan is specifically qualified in airline management and holds an MBA from the Fundação Getúlio Vargas (FGV). Mr. Bogsan started his career at the Brazilian airline Rio-Sul from 1988 to 2002, where he served in as captain of several aircraft models, and also served as instructor for 8 years and was captain instructor and flight inspector of Boeing 737-300/500 Next Generation aircraft when he left that airline.

Cláudia Jordão Ribeiro Pagnano has been an officer since March 2010.  Before joining Gol, Mrs. Pagnano worked for two years as Perdigão’s Business Unit Officer of BRF Brasil Foods.  Mrs. Pagnano also served for two years as Business Unit Officer of Grupo Pão de Açucar and worked as Bussiness and Marketing Officer of several consumer and financial services companies, such as BankBoston, Unibanco, Kodak and Colgate.  Mrs. Pagnano holds a bachelor’s degree in marketing from Escola Superior de Propaganda Marketing (ESPM) and specialization in Finances from Fundação Getúlio Vargas (FGV-SP).

Leonardo Porciúncula Gomes Pereira has been our Chief Financial Officer and Investor Relations officer since February 2009.  Prior to joining Gol, Mr. Pereira served two years as the Director President of Companhia do Vale do Araguaia, a Brazilian commercial foresting company, and six years as the Executive Director Finance and Investor Relations of NET Serviços, a leading cable provider in Latin America listed on the BM&FBOVESPA (Level II), NASDAQ and Latibex.  He previously served five years as Planning Director at Globopar, a media industry holding company, and 13 years in a number of roles at Citibank Corporate Finance Bank in Brazil, Asia, Latin America and the United States, including leader of the Latin American Aviation team.  He is member of the Corporate Governance Committee of the São Paulo chapter of the American Chamber of Commerce.  Mr. Pereira holds degrees in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ) and Economics from the Universidade Candido Mendes; he received his MBA from Warwick University (England). Mr. Pereira has also studied Finance at IMD in Switzerland and General Management at Wharton Business School, attended The Association for Overseas Technical Scholarship (AOTS) in Japan, and completed Columbia University’s Senior Executive Education Program.

Ricardo Khauaja has been an officer since July 2009.  Mr. Khauaja worked for beverage company Ambev for ten years, where he served in several positions, including Corporate Human Resources manager from 2001 to 2003.  After this, he worked for six years at home appliance manufacturer Whirlpool, first as the Human Resources Officer for Latin America (three years), followed by vice-president (three years).  Mr. Khauaja has a degree in Production Engineering from the Federal University of Rio de Janeiro (UFRJ) and a MBA in Finance from the Brazilian Capital Market Institute (IBMEC/RJ).  He also completed “The Transition from Functional to General Management” course at Columbia University in the United States.

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

For the fiscal year ended December 31, 2010, the aggregate compensation, including cash and benefits-in-kind but excluding stock options, that we paid to the members of our board of directors and executive officers was R$8.5 million.

Stock Option Plan

Our stock option plan was approved at a special shareholders’ meeting held on December 9, 2004.  The stock option plan is aimed at promoting our interests by encouraging management employees to contribute substantially to our success, by motivating them with stock options.  The plan is managed by both our human resources and corporate governance committee and our board of directors.

Participants in the plan are selected by the human resources and corporate governance committee, provided that they have been either president, vice-president, officer, advisor to the president or to the vice-president, general manager or manager.  The stock options to be granted under the plan confer rights related only to our preferred shares, and over a number of preferred shares that does not, at any time, exceed 5% of our shares.  The human resources and corporate governance committee establishes each year the strike price of the options to be granted, which must be equal to the average price of the preferred shares recorded in the last 60 trading sessions prior to the granting date, adjusted pursuant to the IGP-M inflation index.

The plan is valid for a ten-year term.  In case of termination of our legal relationship with the option holder, with or without cause (except in the case of retirement, permanent disability or death) all options that have been granted to the participant, and which were not yet exercisable, automatically expire.

In 2008, we issued stock options of up to 190,296 at a weighted average exercise price of R$45.46 per share.  In 2009, we issued 1,142,473 stock options, of which only 652,998 were outstanding on December 31, 2010 after the cancellation of 530,480 stock options due to the departure of their respective holders from the company, the exercise of 175,668 stock options and the complementary grant of 216,673 stock options in 2010 under the 2009 plan.  These stock options were issued at a weighted average exercised price of R$10.52 per share. In 2010, we issued 2,774,640 stock options, of which only 2,593,938 were outstanding on December 31, 2010, after the cancellation of 170,786 stock options due to the departure of their respective holders from the company and the exercise of 9,916 stock options.  These stock options were issued at a weighted average exercised price of R$20.65 per share.  On December 20, 2010, our board of directors approved the granting of 2,722,444 options at the price of R$27.83 per share for the year 2011.  The total number of options granted in the last three years, excluding the 779,964 options cancelled and the 185,584 options exercised, is 3,358,534, or 1.2% of our total shares and 2.5% of the total preferred shares.  The vesting period of the stock options is 5 years for the options granted until 2009 and 3 years for the options granted until 2011, and options can be exercised up to 10 years after the grant date.  The purpose of our stock option plan is to align shareholder and top management interests.

C.      Board Practices

Currently, our board of directors is comprised of nine members.  The terms of our current directors will expire on April 30, 2011.  See “—Board of Directors.”

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

Under the Brazilian corporation law, the fiscal committee may not contain members that (i) are on our board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company, or (iv) are spouses or relatives of any member of our management, up to the third degree.  Our by-laws provide for a non-permanent fiscal committee to be elected only by our shareholders’ request at a general shareholders’ meeting.  The fiscal committee, when elected, will be comprised of a minimum of three and a maximum of five members and an equal number of alternate members.  In 2010, our shareholders did not request the election of a fiscal committee.

Committees of the Board of Directors and Board of Executive Officers

Our board of directors also has audit, human resources and corporate governance, and financial and risk policy committees and an accounting, tax and financial statement policy subcommittee.  Our board of executive officers has management, executive policy, budget, investment, corporate governance and risk policies committees.  In most cases, members of the committees do not need to be members of our board of directors or board of executive officers.  The responsibilities and composition of these committees are described below.

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

Human Resources and Corporate Governance Committee.  The human resources and corporate governance committee is responsible for the coordination, implementation and periodic review of best corporate governance practices and for monitoring and keeping our board of directors informed of legislation and market recommendations addressing corporate governance.  It also reviews and recommends to our board of directors human resources policies, forms of compensation, including salary, bonus and stock options, to be paid to our employees, as well as analyzing management’s career and succession plans.  The committee consists of up to six members elected by our board of directors for a one-year term, with the right to re-election, comprising the chairman and the vice-chairman of the board of directors, three members of the board of directors, two outside specialists and the management and human resources officer.  The human resources and corporate governance committee currently consists of Álvaro de Souza, Henrique Constantino and Constantino de Oliveira Junior, members of our board of directors, Ricardo Khauaja, our management and human resources officer, Betânia Tanure de Barros and Paulo César Aragão.

Financial and Risk Policy Committee.  The financial and risk policy committee conducts periodic reviews of the measures we take to protect the company against foreign exchange, jet fuel price and interest rate changes and analyzes the effect of these changes on our revenues and expenses, cash flow and balance sheet.  It also prepares and approves our corporate finance policies, examines their efficiency and oversees their implementation, periodically examines our investment and financing plans and makes recommendations to our board of directors, determines the parameters for maintaining the desired liquidity and capital structures, monitors their execution and approves the policies to be adopted in the following quarter.  It further assesses the effectiveness of hedging measures taken during the previous quarter, approves recommendations for future changes and also conducts reviews of cash management activities.  The financial and risk policy committee meets on a quarterly basis and consists of seven members elected by the board of directors for a one-year term with the right to re-election, comprising three members of our board of directors, our chief financial officer, an internal auditor and two outside specialists.  The committee currently consists of Henrique Constantino, Richard F. Lark, Jr., Luiz Kauffman, all members of our board of directors, Leonardo P. Gomes Pereira, our chief financial and investor relations officer, Charles B. Holland, Barry Siler, respectively a fuel hedging specialist and chief executive officer of Kodiak Fuels, and Marco Provetti.

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

Our board of directors had a strategy committee that was dissolved in January 2010 upon completing its task of preparing our five year business plan.  The strategy committee made recommendations to the board of directors concerning the company’s basic strategy and institutional positioning, as well as the periodic revision of its mission and values and the revision of the strategic plan proposed by the board of executive officers.  It also made recommendations to the board of directors regarding the revision of the company’s annual business plan, targets and budget, and advised the board of executive officers on the methodology used to prepare the business plan in order to ensure that it was both participatory and comprehensive.  The strategy committee consisted of up to nine members elected by the board of directors for a six-month term of office, comprising the chairman of the board of directors. the chief executive officer, the chief financial officer, the management and human resources officer, the marketing officer; the information technology and planning officer and three members of the board of directors.  The last committee members were Álvaro de Souza, Henrique Constantino, Antônio Kandir, Constantino de Oliveira Junior and Luiz Kaufmann, all members of our board of directors, Leonardo Pereira, our chief financial and investor relations officer, and Ricardo Khauaja, our management and human resources officer.

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

As of December 31, 2010, we had 18,776 active employees.

We invest significant resources promoting the well being of our employees.  In 2010, we spent R$388.1 million on health and safety matters, training, social contributions, employee meals, transportation and profit sharing.

We train our own pilots.  We also provide extensive ongoing training for our pilots, flight attendants and customer service representatives.  In addition to the required technical training, which follows the strictest international standards, we also provide comprehensive managerial training to our pilots and flight attendants through Crew Resource Management and Line Oriented Flight Training programs, emphasizing the importance of resource management to provide the best service to our passengers. In February 2011, we launched the GOL Institute located  in our Confins Maintenance Center, in the state of Minas Gerais, aiming to provide technical training, promoting social inclusion and improving the learning of the professionals in the aviation sector. We expect to reduce the cost and average time of training for mechanics and co-pilots.

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

To motivate our employees and align their interests with our results of operations, we provide an annual profit sharing program to all of our employees.  Under Brazilian law, companies may provide profit sharing programs that define mechanisms for distributing a portion of a company’s profits based upon the achievement of pre-defined targets established by the company.  Our annual profit sharing programs are negotiated with a commission formed by our employees and approved by labor unions for the benefit of all of our unionized and non-unionized employees.  For the purposes of our profit sharing program, a portion of profit sharing distributions are based upon the achievement of corporate profit targets and a portion of the distributions are based on the achievement of operational targets set for each of our departments.  We have established a stock option plan for our management and employees vesting over a 3 year period.  As of March 2011, a total of 78 of our management and employees were granted stock options under this plan.

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

ITEM 7.  Major Shareholders and Related Party Transactions

A.      Major Shareholders

The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of December 31, 2010, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

Each shareholder’s percentage ownership in the following table is based on the 137,032,734 common shares and 133,303,934 preferred shares outstanding as of December 31, 2010.

	Common Shares		Preferred Shares		Total Shares
	Shares	(%)	Shares	(%)	Shares	(%)
Fundo de Investimento em Participações Volluto (1)	137,032,718	100.0%	35,963,279	26.98%	172,995,997	63.99%
Executive officers and directors	16	0%	1,891,842	1.42%	1,891,858	0.70%
Stock Held in Treasury	–	–	454,425	0.34%	454,425	0.17%
Alliance Bernstein L.P(2)			8,510,417	6.38%	8,510,417	3.15%
Free Float	–	–	86,483,971	64.88%	86,483,971	31.99%
Total	137,032,734	100.0%	133,303,934	100.0%	270,336,668	100.0%

_________________

(1) Fundo de Investimento em Participações Volluto (formerly named Fundo de Investimento em Participações Asas)  is controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

(2) On June 09, 2010 Alliance Bernstein L.P, and its affiliate AXA Investment Managers informed it had acquired 8,748,869 of our preferred shares, equivalent to 6.57% of this class. As of December 31, 2010, they held 8,510,417 preferred shares equivalent to 6.38% of this class. On March 16, 2011 Alliance Bernstein L.P, and its affiliate AXA Investment Managers informed us that they had sold 7,673,669 of our preferred shares, equivalent to 5.76% of this class. After this sale they held 1,075,200 preferred shares equivalent to 0.81% of this class of shares.

According to our internal share record, which contains information regarding the ownership of our shares and the ADSs as filed by the holders of such shares and ADS, there were, at December 31, 2010, 112 record holders of ADSs in the United States.

On May 5, 2010 our board of directors approved a capital increase, in the amount of R$119.0 million, with the issuance of 4,883,756 shares, of which 3,833,076 were common shares and 1,050,680 were preferred shares. During 2010, our executive officers exercised stock options for an aggregate of 173,374 preferred shares.

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

In 2009 and 2010, we made total payments of R$10.5 million and R$9.0 million, respectively, under these operating agreements.

Commercial Agreement with Unidas Rent a Car

In May, 2009, we entered into a commercial agreement with Unidas Rent a Car, a Brazilian car rental company, which gives Unidas’ customers a 50% discount on the daily car rental charges when these customers purchase their Gol tickets through our website.  Gol’s chairman, Álvaro de Souza, is also a member of Unidas Rent a Car board of directors.

For further information on our related party transactions, see note 11 to our consolidated financial statements.

C.      Interests of Experts and Counsel

Not applicable.

ITEM 8.  Financial Information

A.      Consolidated Statements and Other Financial Information

See “Item 3. Key Information—Selected Financial Data” and “Item 18.  Financial Statements.”

Legal Proceedings

In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to our operations, in large part linked to the routine demands related to the rights of consumers.  At December 31, 2010, we were parties in 15,947 judicial lawsuits and administrative proceedings, including 10,135 civil claims, and 5,812  labor claims.  We believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect on our financial position, results of operations and cash flows.  We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable.

We are party to approximately 9,434 civil proceedings arising from the normal course of our business, which includes flight delays or cancellations and baggage loss or damage, and 701 civil proceedings against Varig S.A. in which plaintiffs claim we would be a successor in interest of Varig S.A. The vast majority of these proceedings involve minor cases relating to customer relations.  At December 31, 2010, we had established provisions to address these contingencies in the total amount of R$29.8 million.

We are party to approximately 1,454 labor proceedings arising from the normal course of our business, which includes overtime, hazardous work premium, health exposure allowance and differences in salary, and 4,358 labor proceedings against Varig S.A. in which plaintiffs claim we would be a successor in interest of Varig S.A.. At December 31, 2010, we have established provisions to address these contingencies in the total amount of R$40.8 million.

We are subject to 19 labor proceedings related to employees’ claims against Varig S.A. in Spain. We have established provisions in the amount of R$21.3 million for these proceedings.

In 2001, we commenced proceedings against the Brazilian state revenue service, in which we claim an exemption from the payment of Brazilian value added tax (ICMS) due on imported aircraft, parts and engines.  On May 30, 2007, the Supremo Tribunal Federal (Federal Supreme Court) ruled in our favor in respect of one of these cases.  Various of the proceedings relating to this matter are still pending.  We have not established any provisions for the amounts in question, which were, as of December 31, 2010, R$193.2 million.

In 2007, we commenced an arbitration before the International Chamber of Commerce against the sellers of VRG and their controlling shareholders relating to a purchase price adjustment. In January 2011, the arbitral tribunal ruled in our favor and granted us an award of R$93.0 million plus interest and costs against the sellers of VRG and their controlling shareholders. We have initiated enforcement proceedings to collect the award amount in U.S. federal courts. The sellers of VRG and their controlling shareholders are contesting the enforcement proceedings. We believe that the chance of success in the enforcement proceedings is possible.

We are questioning the applicability of certain provisions regarding the calculation and rates of social contribution taxes (PIS and COFINS) in Brazil. As of December 31, 2010 we had a provision of R$83.9 million for these lawsuits in addition to judicial deposits of R$67.0 million. As of December 31, 2009 these amounts were R$64.0 million and R$ 49.5 million, respectively.

For further information on our legal proceedings and contingencies, see notes 19 and 20 to our consolidated financial statements.

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

Holders of ADSs have the benefit of the electronic registration obtained from the Central Bank, which permits the depositary and the custodian to convert dividends and other distributions or sales proceeds with respect to the preferred shares represented by ADSs into foreign currency and remits the proceeds outside Brazil.  In the event the holder exchanges the ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary’s registration for five business days after the exchange.  Thereafter, in order to convert foreign currency and remit outside Brazil the sales proceeds or distributions with respect to the preferred shares, the holder must obtain a new registration in its own name that will permit the conversion and remittance of such payments.  See “Item 10.B. Memorandum of Articles of Association—Description of Capital Stock—Regulation of Foreign Investment and Exchange Controls.”

Under current Brazilian legislation, the federal government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments.

Interest Attributable to Shareholders’ Equity

Under Brazilian tax legislation effective January 1, 1996, Brazilian companies are permitted to pay “interest” to holders of equity securities and treat such payments as an expense for Brazilian income tax purposes and, beginning in 1997, for social contribution purposes.  The purpose of the tax law change is to encourage the use of equity investment, as opposed to debt, to finance corporate activities.  Payment of such interest may be made at the discretion of our board of directors, subject to the approval of the shareholders at a general shareholders’ meeting.  The amount of any such notional “interest” payment to holders of equity securities is limited in respect of any particular year to the daily pro rata variation of the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, as determined by the Central Bank from time to time, and may not exceed the greater of:

•         50% of net income (after social contribution on net profits but before taking into account the provision for income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; or

•         50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect of which such payment is made.

Payment of interest to a holder that is not domiciled in Brazil for Brazilian tax and regulatory purposes (a “non-Brazilian holder”) is subject to withholding income tax at the rate of 15%, or 25% if the non-Brazilian holder is domiciled in a country or location that does not impose income tax or where the income tax rate is lower than 20% (“Low or Nil Tax Jurisdiction”) or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficiary of the income derived from transactions carried out and attributable to a non-Brazilian holder.  These payments may be included, at their net value, as part of any mandatory dividend.  To the extent payment of interest on net equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Under current Brazilian legislation, the sum of the amount distributed as interest on shareholders’ equity and as dividends must be at least equal to the mandatory dividend.  For Brazilian GAAP accounting purposes, although the interest charge must be reflected in the statement of operations to be tax deductible, the charge is reversed before calculating net income in the statutory financial statements and deducted from shareholders’ equity in a manner similar to a dividend.  Any payment of interest in respect of preferred shares (including the ADSs) is subject to Brazilian withholding income tax at the rate of 15%, or 25% in the case of a shareholder domiciled in a Low or Nil Tax Jurisdiction or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficiary of the income derived from transactions carried out and attributable to a non-Brazilian holder (see “Item 10.  Taxation—Material Brazilian Tax Considerations”).  If such payments are accounted for, at their net value, as part of any mandatory dividend, the tax is paid by the company on behalf of its shareholders, upon distribution of the interest.  In case we distribute interest attributed to shareholders’ equity in any year, and that distribution is not accounted for as part of mandatory distribution, Brazilian income tax would be borne by the shareholders.  For IFRS accounting purposes, interest attributable to shareholders’ equity is reflected as a dividend payment.

Under our by-laws, interest attributable to shareholders’ equity may be treated as a dividend for purposes of the mandatory dividend.

In 2008 we distributed R$36.3 million to our shareholders, equivalent to a payment of R$0.18 per share or ADS.  In 2009 we distributed R$185.8 million to our shareholders, equivalent to a payment of R$0.70 per share or ADS.  In 2010 we declared R$50.9 million to our shareholders, equivalent to a payment of R$0.19 per share or ADS.

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

B.      Significant Changes

None.

ITEM 9.  The Offer and Listing

A.      Offer and Listing Details

In the United States, our preferred shares trade in the form of ADS.  Since December 2005 each ADS represents one preferred share, issued by The Bank of New York Mellon, as Depositary pursuant to a Deposit Agreement.  On December 13, 2005, we executed a 2:1 ADS split, changing to ratio of one ADS representing two preferred shares to one ADS representing one preferred share, as approved by a meeting of the Board of Directors of the Company on November 8, 2005.  The ADSs commenced trading on the NYSE on June 24, 2004.  As of December 31, 2010, the ADSs represented 27.1% of our preferred shares and 38.0% of our current global public float.

The following table sets forth the reported high and low closing sales prices for the ADSs on the NYSE for the periods indicated.

	US$ per ADS
	Low	High	Average(1)
2008
Annual	3.06	23.94	11.51
2009
Annual	2.88	15.59	7.44
First quarter	2.88	5.26	4.13
Second quarter	2.88	5.98	4.30
Third Quarter	5.59	11.20	8.78
Fourth Quarter	9.80	15.59	12.56
2010
Annual	10.62	18.55	16.63
First quarter	12.05	16.48	13.46
Second quarter	10.62	13.65	12.47
Third Quarter	12.10	15.92	13.86
Fourth Quarter	14.69	18.55	16.63
Last Six Months	12.10	18.55	15.23
October 2010	16.31	18.32	17.38
November 2010	15.80	18.55	16.99
December 2010	14.69	16.99	15.52
January 2011	14.48	16.31	15.74
February 2011	13.03	14.67	13.96
March 2011	12.63	13.74	13.27
April 2011 (through April 4, 2011)	13.83	13.86	13.85

________________

Source:  Bloomberg

(1) Calculated as average of closing prices for the period.

Our preferred shares began trading on the São Paulo Stock Exchange on June 24, 2004.  The following table sets forth the reported high and low closing sale prices for our preferred shares on the BM&FBOVESPA, for the periods indicated.

	Reais per Preferred Share
	Low	High	Average(1)
2008
Annual	6.90	42.40	20.02
2009
Annual	6.58	27.34	14.13
First quarter	6.65	11.96	9.56
Second quarter	6.58	11.62	8.82
Third Quarter	10.93	20.50	16.40
Fourth Quarter	17.06	27.34	21.85
2010
Annual	19.70	30.40	24.34
First quarter	21.40	27.14	23.64
Second quarter	19.70	23.84	22.15
Third Quarter	21.37	27.00	23.91
Fourth Quarter	24.50	30.40	27.71
Last Six Months	21.37	30.40	25.76
October 2010	27.14	30.00	28.81
November 2010	26.95	30.40	28.50
December 2010	24.50	28.37	25.92
January 2011	23.81	26.80	25.85
February 2011	21.30	24.19	22.76
March 2011	20.72	22.25	21.67
April 2011 (through April 4, 2011)	21.81	21.85	21.83

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

In May 2004, we entered into an agreement with the BM&FBOVESPA to comply with the requirements to become a Level 2 company.  In addition to complying with Level 2 requirements, we have granted tag-along rights that entitle our preferred shareholders to receive 100% of the price paid per common share of controlling block shareholders in connection with a transaction resulting in a transfer of control of our company.  Furthermore, we prepare quarterly financial statements in accordance with IFRS.  We were included in the following indexes (a) since 2005:  IbrX-100 (Índice Brasil,  Index Brazil), IGC (Índice de Ações com Governança Corporativa Diferenciada,  Special Corporate Governance Index), ITAG (Índice de Ações com Tag Along Diferenciado,  Special Tag Along Stock Index) and MSCI (Morgan Stanley Capital International Index), (b) since 2006:  IbrX-50 (Índice Brasil 50,  Index Brazil 50):  and (c) since 2007:  Índice BM&FBOVESPA, all of which reflect our increased market capitalization and liquidity of our preferred shares.

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

Trading on the BM&FBOVESPA by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation.  The Brazilian custodian for the preferred shares underlying the ADSs must, on behalf of the depositary for the ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereof.  If you exchange your ADSs for preferred shares, you will be entitled to continue to rely on the custodian’s electronic foreign capital registration for five business days after the exchange.  Thereafter, you may not be able to obtain and remit abroad non-Brazilian currency upon the disposition of or distributions relating to the preferred shares, and will be subject to a less favorable tax treatment on gains with respect to the preferred shares, unless you obtain a new electronic foreign capital registration on your own name.  See “Item 10.B. Memorandum of Articles of Association—Description of Capital Stock—Regulation of Foreign Investment.”

Disclosure Requirements

According to Law No 6,385, a publicly held company must submit to CVM and BM&FBOVESPA certain periodic information, including annual and quarterly reports prepared by management and independent auditors.  This legislation also requires us to file with CVM our shareholders’ agreements, notices of shareholders’ meetings and copies of the related minutes.

Pursuant to CVM Rule No. 358, of January 3, 2002, as amended, the CVM revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

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

In addition to the disclosure requirements under the Brazilian corporation law and the CVM regulations, we must also observe the following disclosure requirements:

•         we must disclose our consolidated financial statements at the end of each quarter (except for the last quarter of each year) and at the end of each fiscal year, including a statement of cash flows, which must indicate, at least, the changes in cash and cash equivalents, separated into operating, financing and investing cash flows;

•         we must, no later than four months after the end of the fiscal year: disclose our financial statements and consolidated financial statements in accordance with IFRS, in reais  or U.S. dollars, which must be fully disclosed, in English, together with a management report, explanatory notes that shall include the net income and shareholders’ equity calculated at the end of such fiscal year, as well as the proposal for distribution or other use of net income, and the independent auditors’ report; and

•         within no longer than 15 days following the term established by the Brazilian corporation law for disclosure of our quarterly information, we must also: disclose our quarterly information translated into English.

CVM Rule No. 480 provides for periodical information that shall be submitted to the market. For instance the submission of the following documents: (i) financial statements, (ii) standard form and (iii) Formulário de Referência, a new annual report that replaces IAN.

The Formulário de Referência shall be annually presented until the fifth month following the termination of the fiscal year. Additionally whenever the company decides to make a public offering an updated Formulário de Referência shall be filed. In addition, category A issuers, which includes us, shall always update its Formulário de Referência within seven business days from the occurrence of one of the following events:

(i) change of any of company’s managers or member of the Audit Committee;

(ii) change of the corporate capital of the company;

(iii) issuance of securities;

(iv) change of the rights and advantages of the issued securities;

(v) change of the majority shareholder or variation in its position equal or superior to five percent (5%);

(vi) whenever a shareholder achieves a participation equal or superior to five percent (5%) of shares of the same   class, considering that the issuer known it;

(vii) change or disclosure of  new projections or estimates;

(viii) consolidation, merger of shares, merger and spin-off involving the company;

(ix) execution, change or termination of shareholders agreement; or

(x) file for reorganization or petition for bankruptcy.

CVM Rule No. 481 which sets forth (i) the procedures relating to the public solicitation of proxies for the exercise of voting rights at shareholders’ meetings of public held companies; and (ii) disclosure requirements to be followed by public held companies before the shareholders meetings. It provides that:  (i) shareholders that own 0.5% or more of the company’s corporate capital may indicate members to the Board of Directors and to the Fiscal Council in public solicitation of proxies conducted by the company’s management, being thus required that the shareholders be able to vote on the referred candidates; (ii) the companies that accept digital proxies sent via world wide web must allow shareholders who hold 0.5% or more of the company’s corporate capital to make public solicitation of proxies through the company’s referred system; and (iii) the publicly held companies that do not accept digital proxies sent via world wide web must pay part of the costs of the public solicitation of proxies made by shareholders that own 0.5% or more of the company’s corporate capital.

In addition, all information that shall be disclosed jointly with the call notice for General Shareholders Meetings of public held companies must be made available to shareholders through the CVM website and that the following documents shall be disclosed at least with thirty (30) in advance of the Annual Shareholders Meeting:

(i) the management report on the corporation’s affair and major administrative events of the last fiscal year;

(ii) copies of the accounts and financial statements;

(iii) the opinion of the independent auditors, if any;

(iv) comments of the managers in the terms provided in the Section ten (10) of the Formulário de Referência;  and

(v) the Audit Committee report, if any.

Changes in Brazilian Corporation Law

During 2008 and 2009, the CPC issued over 40 standards, interpretations and application guidance documents, in order to converge Brazilian GAAP to IFRS, except in a limited number of areas in which there are legal restrictions preventing complete convergence. Such legal restrictions do not prevent consolidated Brazilian GAAP financial statements from complying with IFRS, but limit certain options permitted by IFRS.

D.      Selling Shareholders

Not applicable.

E.      Dilution

Not applicable.

F.       Expenses of the Issue

Not applicable.

ITEM 10.Additional Information

A.      Share Capital

Not applicable.

B.      Memorandum and Articles of Association

The Registrant was formed on March 12, 2004 as a sociedade por ações, a stock corporation duly incorporated under the laws of Brazil with unlimited duration.  The Registrant is registered with the São Paulo Commercial Registry (Junta Comercial do Estado de São Paulo) under number NIRE 35.300.314.441.

Description of Capital Stock

General

The Registrant became the parent company of Gol on March 29, 2004, when all of the common shares, Class A preferred shares and Class B preferred shares of Gol (except for five common shares of Gol that are held by members of Gol’s board of directors for eligibility purposes) were contributed to the Registrant by the shareholders of Gol in exchange for the applicable number of either common shares or preferred shares of the Registrant.  As a result of this reorganization, 41,499,995 common shares of Gol were exchanged for 109,448,497 common shares and 6,751,719 preferred shares of the Registrant, 10,375,000 Class A preferred shares of Gol were exchanged for 29,049,994 preferred shares and six common shares of the Registrant and 8,408,206 Class B preferred shares of Gol were exchanged for 23,542,977 preferred shares of the Registrant.  The reorganization did not affect our operations in any respect.  The aggregate number of our common and preferred shares outstanding was increased to 168,793,243 as the result of a 2.80 -for-one stock split on May 25, 2004 (which includes 224 common shares and 56 preferred shares of the Registrant that were issued in connection with its formation on March 12, 2004).  On June 24, 2004, the Registrant completed its initial public offering through the issuance of 18,750,000 preferred shares in the form of ADSs in the United States and other countries outside Brazil and in the form of preferred shares in Brazil.  On April 28, 2005, the Registrant completed a primary and secondary offering of 16,905,000 preferred shares in the form of ADSs in the United States and other countries outside Brazil and in the form of preferred shares in Brazil.  In addition, during 2005, our executive officers exercised stock options for an aggregate of 703,579 preferred shares.  During 2006, our executive officers exercised stock options for an aggregate of 233,833 preferred shares.  In 2007, we increased our capital and, as a result of 6.1 million shares issued for the VRG acquisition and 11,569 shares issued related to our stock option program.  On March 20, 2009, our board of directors approved a capital stock increase issuing 6,606,366 voting and 19,487,356 preferred shares.  On October 19, 2009, we concluded a global share offering of 19,002,500 common shares and 43,187,500 preferred shares. On May 5, 2010 our board of directors approved a capital increase, in the amount of R$119.0 million, with the issuance of 4,883,756 shares, of which 3,833,076 were common shares and 1,050,680 were preferred shares. During 2010, our executive officers exercised stock options for an aggregate of 173,374 preferred shares. As of December 31, 2010 our capital structure consisted of 137,032,734 common shares and 133,303,934 preferred shares, each with no par value.  We are a stock corporation (sociedade anônima) incorporated under the laws of Brazil.

Issued Share Capital

Under our by-laws, our authorized capital as of December 31, 2010 was R$4.0 billion, and can be increased by the issuance of preferred or common shares, after approval by our board of directors.  Our shareholders must approve any capital increase that exceeds our authorized capital.  Under our bylaws and the Brazilian corporation law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their holdings.  See “—Preemptive Rights.”

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

Pursuant to Resolution No. 2,689, foreign investors must:

•         appoint at least one representative and a custodian in Brazil with powers to perform actions relating to the foreign investment;

•         complete the appropriate foreign investor registration form;

•         register as a foreign investor with the CVM;

•         register the foreign investment with the Central Bank;

•         appoint a tax representative in Brazil; and

•         obtain a taxpayer identification number from the Brazilian federal tax authorities.

Amounts invested in our preferred shares by a non-Brazilian holder who qualifies under Resolution 2,689 and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank.  This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our preferred shares.  The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars).  The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal or (ii) if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the fifteen trading sessions immediately preceding such withdrawal.  The U.S. dollar equivalent will be determined on the basis of the average rates quoted by the Central Bank on these dates.

A non-Brazilian holder of preferred shares may experience delays in effecting Central Bank registration, which may delay remittances abroad.  This delay may adversely affect the amount in U.S. dollars, received by the non-Brazilian holder.

A registration has been obtained in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary.  Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by our ADSs into foreign currency and remit the proceeds outside Brazil.  In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s registration for five business days after such exchange, following which such holder must seek to obtain its own registration with the Central Bank.

Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless the holder is a duly qualified investor under Resolution 2,689.

If the shareholder does not qualify under Resolution 2,689 by registering with the CVM and the Central Bank and appointing a representative and a custodian in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs.  Regardless of qualification under Resolution 2,689, residents in tax haven jurisdiction are subject to less favorable tax treatment than other foreign investors.  See “—Taxation—Brazilian Tax Considerations.”

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

•         change our corporate purpose, including a sale of the voting control to a third party;

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

Arbitration

In connection with our listing with Level 2 of Differentiated Corporate Governance Practices, we and our controlling shareholders, directors, officers and members of our fiscal committee have undertaken to refer to arbitration any and all disputes arising out of the Level 2 rules or any other corporate matters.  See “Market Information.”  Under our by-laws, any disputes among us, our shareholders and our management with respect to the application of Level 2 rules, the Brazilian Corporation law or the application of the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the BM&FBOVESPA Arbitration Chamber and rules.  Any disputes among shareholders, including holders of ADSs, and disputes between us and shareholders, including holders of ADSs, will be submitted to arbitration in accordance with the BM&FBOVESPA Arbitration Chamber and rules.

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

American Depositary Receipts

The Bank of New York Mellon, as depositary, has executed and delivered the ADRs representing our preferred shares.  Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs.  After our 2:1 ADS ratio change in December 2005, each ADS represents one preferred share (or a right to receive one preferred share) deposited with the principal São Paulo office of Banco Itaú S.A., as custodian for the depositary in Brazil.  Each ADS also represents any other securities, cash or other property which may be held by the depositary.  The depositary’s office at which the ADRs are administered is located at 101 Barclay Street, New York, New York 10286.

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

Reservation Services and Software License Use Agreement between Navitaire Inc. and VRG Linhas Aéreas S.A.

On May 1, 2004, we entered into an agreement, as amended and updated, with Navitaire Inc. for host reservation services and obtained a license to use the Navitaire software to provide reservation services to our customers.  Navitaire provides a number of ancillary services in addition to the host reservation services, including data center implementation services, network configuration and design services, system integration services, customer site installation services and initial training services.

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

This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our preferred shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Brazilian and United States federal income tax considerations applicable to any particular holder.  It is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations.  Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and United States federal income tax consequences to it of an investment in our preferred shares or ADSs.  This discussion is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement among us, The Bank of New York Mellon, as depositary, and the registered holders and beneficial owners of our ADSs, and any related documents, will be performed in accordance with its terms.

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

The withdrawal of ADSs in exchange for preferred shares should not be considered as giving rise to a capital gain subject to Brazilian income tax, provided that on the receipt of the underlying preferred shares, the non-Brazilian holder complies with the regulatory rules observed in respect to the registration of the investment before the Central Bank.

Gains assessed on the disposition of the preferred shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•         exempt from income tax, when assessed by a non-Brazilian holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 2,689/00 (“2,689 Holder”) and (2) is not resident in a Low or Nil Tax Jurisdiction; or

•         subject to income tax at a rate of 15% in any other case, including the gains assessed by a non-Brazilian holder that is not a 2,689 Holder and/or is a resident in a Low or Nil Tax Jurisdiction.  In these cases, a withholding income tax of 0.005% shall be applicable and can be offset with the eventual income tax due on the capital gain.

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

As a general rule, the gains realized as a result of a disposition transaction of preferred shares or ADSs are determined by the difference between the amount realized on the sale or exchange of the shares and their acquisition cost.

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

Distributions of Interest on Shareholders’ Equity.  In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company’s shareholders’ equity as an alternative to making individual distributions.  Such interest is calculated by reference to the TJLP as determined by the Central Bank from time to time and cannot exceed the greater of:

•         50% of net income (after social contribution on profits and before taking such distribution and the provision for corporate income tax into account) for the period in respect of which the payment is made; or

•         50% of the sum of retained profits and profits reserves, as of the date of the beginning of the period in respect of which the payment is made.

Distributions of interest on shareholders’ equity in respect of the preferred shares paid to shareholders who are either Brazilian residents or non-Brazilian holders, including non-Brazilian holders of ADSs, are subject to Brazilian withholding income tax at the rate of 15%, or 25% in case of a resident of a Low or Nil Tax Jurisdiction or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficiary of the income derived from transactions carried out and attributable to a non-Brazilian holder.  The distribution of interest on shareholders’ equity may be determined by our board of directors.  We cannot assure you that our board of directors will not determine that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends.

The amounts paid as distribution of interest on shareholders’ equity are deductible for corporation income tax and social contribution on profit, both of which are taxes levied on our profits, as far as the limits and rules described above are observed by us.

Low or Nil Taxation Jurisdictions.

Law No. 9,779, dated as of January 01, 1999 states that, except for limited prescribed circumstances, income derived from transactions by a person resident or domiciled in a Low or Nil Tax Jurisdiction will be subject to withholding income tax at the rate of 25%. A Low or Nil Tax Jurisdiction is generally considered to be a country or other jurisdiction which does not impose any income tax or which imposes such tax at a maximum rate lower than 20%. Under certain circumstances, non-transparency rules are also taken into account for determining whether a country or other jurisdiction is a Low or Nil Tax Jurisdiction. In addition, on June 24, 2008, Law No. 11,727 introduced the concept of “privileged tax regime”, considered as such the tax regime that (i) does not tax income or taxes it at a maximum rate lower than 20%; (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or dependency or (b) contingent to the non-exercise of a substantial economic activity in the country or dependency; or (iii) does not tax or that taxes the income generated abroad at a maximum rate lower than 20%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out.  We consider that the best interpretation of Law No. 11,727/08 that the new concept of “privileged tax regime” would be applicable solely for purposes of transfer pricing and thin capitalization rules.  However, due to the recent enactment of this Law, we are unable to ascertain whether or not the privileged tax regime concept will be extended to the concept of Low or Nil Taxation Jurisdiction although the Brazilian tax authorities appear to agree with our position, in view of the provisions of the recently introduced Normative Ruling No. 1,037, dated as of June 4, 2010, which presents two different lists (Low or Nil Tax Jurisdictions – taking into account the non-transparency rules – and privileged tax regimes).

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037 and of any related Brazilian tax law or regulation concerning Low or Nil Tax Jurisdictions or  “privileged tax regimes.”

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

Tax on foreign exchange transactions

Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a non-Brazilian holder in the preferred shares and ADSs may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange.  Currently applicable rate for most foreign currency exchange transactions is 0.38%.  Effective as of October 5, 2010, currency exchange transactions carried out for the inflow of funds in Brazil for investment made by a foreign investor (including a non-Brazilian holder, as applicable) are subject to IOF/Exchange at (i) 2% rate in case of variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, as well as in the acquisitions of shares of Brazilian publicly-held companies in public offerings or subscription of shares related to capital contributions, provided that the issuer company has registered its shares for trading in the stock exchange (ii) 0% for the outflow of resources from Brazil related to these type of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.  In any case, the Brazilian Government is permitted to increase at any time the rate to a maximum of 25%, but only in relation to future transactions.

Tax on Bonds and Securities Transactions

Pursuant to Decree 6,306/07, the Tax on Bonds and Securities Transactions (“IOF/Bonds”) may be imposed on any transactions involving bonds and securities even if the transactions are performed on a Brazilian stock exchange.  The rate of IOF/Bonds applicable to transactions involving preferred or common shares is currently zero.  In particular, the IOF/Bonds levies at a rate of 1.5% on the transfer of shares traded on the Brazilian stock exchange with the purpose of the issuance of depositary receipts to be traded outside Brazil. The Brazilian government may increase such rate up to 1.5% per day, but only with respect to future transactions.

Registered Capital

The amount of an investment in preferred shares held by a non-Brazilian holder who qualifies under Resolution No. 2,689 and obtains registration with the CVM, or by the depositary, as the depositary representing such holder, is eligible for registration with the Central Bank.  Such registration allows the remittance outside of Brazil of any proceeds of distributions on the shares, and amounts realized with respect to disposition of such shares.  The registered capital for preferred shares purchased in the form of ADSs or purchased in Brazil, and deposited with the depositary in exchange for ADSs will be equal to their purchase price (in U.S. dollars) to the purchaser.  The registered capital for preferred shares that are withdrawn upon surrender of ADSs, as applicable, will be the U.S. dollar equivalent of the average price of preferred shares, as applicable, on a Brazilian stock exchange on which the greatest number of such preferred shares, as applicable, was sold on the day of withdrawal.  If no preferred shares, as applicable, were sold on such day, the registered capital will refer to the average price on the Brazilian stock exchange on which the greatest number of preferred shares, as applicable, were sold in the 15 trading sessions immediately preceding such withdrawal.  The U.S. dollar value of the preferred shares, as applicable, is determined on the basis of the average rate quoted by the Central Bank on such date or, if the average price of preferred shares is determined under the last preceding sentence, the average of such average quoted rates on the same 15 dates used to determine the average price of the preferred shares.

A non-Brazilian holder of preferred shares may experience delays in effecting such action, which may delay remittances abroad.  Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

Material United States Federal Income Tax Consequences

The following discussion describes the material United States federal income tax consequences of purchasing, holding and disposing of our preferred shares or ADSs.  This discussion applies only to beneficial owners of ADSs or preferred shares that are “U.S. Holders,” as defined below.  This discussion is based on the United States Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed Treasury Regulations, administrative pronouncements by the United States Internal Revenue Service, or IRS, and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law (such as the estate tax, gift tax or the Medicare tax on net investment income) other than income taxation. U.S. Holders should consult their own tax advisors regarding these matters.

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

•         U.S. Holders whose functional currency is not the United States dollar;

•         United States expatriates;

•         U.S. Holders that hold our preferred shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction; or

•         U.S. Holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power, if any, of our voting stock.

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

I.        Subsidiary Information

Not applicable.

ITEM 11.Quantitative and Qualitative Disclosures about Market Risk

The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes to the price of fuel, the real/U.S. dollar exchange rate and interest rates.  The Company purchases jet fuel at prevailing market prices, but seeks to manage market risk through execution of a documented hedging program.  The Company incurs a portion of its costs and operating expenses in U.S. dollars.  The Company has interest rate risk in its floating rate leases and debt obligations.  We have a fleet of 125 aircraft, 86 of which were under operating leases and 39 were under finance leases.  However, fixed rate leases are not considered market sensitive financial instruments and, therefore, are not included in the interest rate sensitivity analysis below.

Aircraft Fuel

Our results of operations are affected by changes in the price of aircraft fuel required to operate our aircraft fleet.  To manage the price risk, we utilize crude oil and heating oil derivative contracts.  All of our derivative instruments must be liquid so as to allow us to make position adjustments and have prices that are widely disclosed.  We avoid concentration of credit risk.  All existing contracts settle on a monthly basis.  We do not purchase or hold any derivative instruments for trading purposes.  At December 31, 2010, we had crude oil derivative contracts outstanding for up to 2,109 barrels of oil.  The fair value of such contracts was R$33.2 million.  If the price of fuel increased by 10% in relation to the average 2010 price, based on expected fuel consumption in 2010, would result in an increase to aircraft fuel expense of approximately R$225.8 million in 2010. If the price of fuel decreased by 10% in relation to the average 2010 price, based on expected fuel consumption in 2010, would result in a decrease to aircraft fuel expense of approximately R$225.8 million in 2010.   We acquire substantially all of our fuel and oil from one supplier.

Foreign Currencies

A significant part of our costs and operating expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars.  To manage exchange rate risk, we enter into derivative contracts with various counterparties to protect ourselves against a possible depreciation or devaluation of the real  in relation to the U.S. dollar.  At December 31, 2010, we had outstanding currency futures contracts.  The fair value of such contracts was R$0.1 million.  As a measure of our market risk with respect to our foreign currency exposure, an increase in aircraft and engine maintenance expense, aircraft operating lease payments and aircraft insurance from a hypothetical 10% depreciation of the real  against the U.S. dollar would be approximately R$237.0 million. The hypothetical 10% appreciation of the real  against the U.S. dollar, would result in a decrease of approximately R$237.0 million in these expenses.

Interest Rates

Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments, variable-rate leasing contracts and on interest income generated from our cash and short-term investment balances.  At December 31, 2010, leases for 22 aircraft have floating-rate rent payments.  A hypothetical 10% increase in market interest rates as of December 31, 2010 would result in an increase on our aircraft rental and interest expense by approximately R$0.05 million. A hypothetical 10% decrease in market interest rates as of December 31, 2010 would result in a decrease on our aircraft rental and interest expense by approximately R$0.05 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt, variable-rate leasing contracts and cash equivalent and short-term investment balances at December 31, 2010.

ITEM 12.Description of Securities other than Equity Securities

A.      American Depositary Shares

In the United States, our preferred shares trade in the form of ADS.  Since December 2005 each ADS represents one preferred share, issued by The Bank of New York Mellon, as Depositary pursuant to a Deposit Agreement.  On December 13, 2005, we executed a 2:1 ADS split, changing to ratio of one ADS representing two preferred shares to one ADS representing one preferred share, as approved by a meeting of the Board of Directors of the Company on November 8, 2005.  The ADSs commenced trading on the NYSE on June 24, 2004.

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

Reimbursement of Fees Incurred in 2010

From January 1, 2010 until the date of this annual report, the Company received from the depositary US$100,000 for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

ITEM 13.Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.Controls and Procedures

Disclosure Controls and Procedures.  The Registrant maintains controls and procedures designed to ensure that it is able to collect the information it is required to disclose in the reports it files with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC.  Based on an evaluation of the Registrant’s disclosure controls and procedures as of the end of the period covered by this report conducted by the Registrant’s management, with the participation of the chief executive and chief financial officers, after evaluating together with other members of management the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) have concluded that our disclosure controls and procedures are effective to ensure that the Registrant is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods.

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

Management assessed the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2010.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.  Based on this assessment, management believes that, as of December 31, 2010, the Company’s internal control over financial reporting is effective based on those criteria.

Attestation Report of the Independent Registered Public Accounting Firm.  The effectiveness of internal controls over financial reporting as of December 31, 2010 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, the independent registered public accounting firm who also audited the Company’s consolidated financial statements.  Deloitte’s report on the Company’s internal controls over financial reporting is included herein.

ITEM 16.[Reserved]

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

ITEM 16C.   Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our principal accountants during the fiscal years ended December 31, 2010 and 2009.  Ernst & Young Auditores Independentes S.S., or E&Y, was our principal accountant until March 31, 2009, and Deloitte was our principal accountant during the fiscal years ended December 31, 2009 and 2010.

	2009	2010
	(in reais)
Audit Fees	1,695,392(1)	2,716,313
Audit-Related Fees	605,089(2)	603,540
Tax Fees	—	-
All Other Fees	—	-
Total	2,300,481	3,319,853

_________

(1)   Does not include fess of R$537,462 paid to E&Y for its review of our interim financial statements as of March 31, 2009.

(2)   Does not include R$165,067 paid to E&Y for services in connection with securities offerings.

Audit Fees

Audit fees include the audit of our consolidated annual financial statements and internal controls, the audit of our Brazilian GAAP financial statements, review of our quarterly reports and required statutory audits and regulatory filings such as the Formulário de Referência.

Audit-Related Fees

Audit-related fees include fees for the preparation and issuance of comfort letters in connection with our senior notes offering and attest service related to sustainability.

In 2009, audit-related fees for services performed by E&Y amounted to R$165,067 and for services performed by Deloitte amounted to R$605,089.

In 2010, audit-related fees for services performed by Deloitte amounted to R$603,540.

Tax Fees

There were no tax advisory services provided by Deloitte in 2009 and 2010.

All Other Fees

There were no other fees for services performed by Deloitte during the fiscal years ended December 31, 2009 and 2010.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by Deloitte or E&Y.  Any services provided by Deloitte or E&Y that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement.  Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement.  In 2010 and 2009, none of the fees paid to E&Y and Deloitte were approved pursuant to the de minimis exception.

ITEM 16D.   Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

ITEM 16F.   Change in Registrant’s Certifying Accountant

None

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

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors.  Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company.  Brazilian law does not have a similar requirement.  Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board.  However, both the Brazilian Corporation law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors.  While our directors meet the qualification requirements of the Brazilian Corporation law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence.  The Brazilian Corporation law requires that our directors be elected by our shareholders at a general shareholders’ meeting.  All of our directors are elected by our controlling shareholder and five of our directors represent our controlling shareholder.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present.  The Brazilian Corporation law does not have a similar provision.  According to the Brazilian Corporation law, up to one-third of the members of the board of directors can be elected from management.  Constantino de Oliveira Jr., our president and chief executive officer, is a member of our board of directors.  There is no requirement that non-management directors meet regularly without management.  As a result, the non-management directors on our board do not typically meet in executive session.

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

Under the Brazilian corporation law, the fiscal committee may not contain members that (i) are on our board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company, or (iv) are spouses or relatives of any member of our management, up to the third degree.  Our by-laws provide for a non-permanent fiscal committee to be elected only by our shareholders’ request at a general shareholders’ meeting.  The fiscal committee, when elected, will be comprised of a minimum of three and a maximum of five members and an equal number of alternate members.  In 2010, our shareholders did not request the election of a fiscal committee.

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.  However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian corporation law.  Our audit committee, which is not equivalent to, or comparable with, a U.S. audit committee, provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance.  The audit committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of our independent auditors and helps coordinate their activities.  It also evaluates the effectiveness of our internal financial and legal compliance controls.  The audit committee comprises three members elected by the board of directors for a one-year term with the right to re-election, all three of which are independent.  The current members of our audit committee are Álvaro de Souza, Antônio Kandir and Luiz Kaufmann.  All members meet the independent membership requirements of the SEC and NYSE as well as other NYSE requirements.  Luiz Kaufmann is the committee’s “financial expert” within the scope of the SEC rules covering the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

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

We are not required under applicable Brazilian law to have a nomination/corporate governance committee or compensation committee.  Under the Brazilian Corporation law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general meeting.  The board of directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members.  In making such determinations, the board reviews the performance of the executive officers, including the performance of our chief executive officer, who typically excuses himself from discussions regarding his performance and compensation.

Our human resources and corporate governance committee is responsible for the coordination, implementation and periodic review of best corporate governance practices and for monitoring and keeping our board of directors informed of legislation and market recommendations addressing corporate governance.  It also reviews and recommends to our board of directors human resources policies, forms of compensation, including salary, bonus and stock options, to be paid to our employees, as well as analyzing management’s career and succession plans.  The committee consists of up to five members elected by our board of directors for a one-year term, with the right to re-election, comprising the chairman of the board of directors, one member of the board of directors, two outside specialists and the management and human resources officer.  The human resources and corporate governance committee currently consists of Henrique Constantino, a member of our board of directors, Betânia Tanure de Barros, Álvaro de Souza, Paulo César Aragão and Ricardo Khauaja.

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions.  Under the Brazilian Corporation law, shareholders must approve all stock option plans.  In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval.

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

PART III

ITEM 17.Financial Statements

See “Item 18.  Financial Statements.”

ITEM 18.Financial Statements

See our consolidated financial statements beginning on Page F-1.

ITEM 19.Exhibits

1.1	*	By-laws of the Registrant (English translation).
2.1

Form of Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

8.1	*	List of Subsidiaries.
10.1	*	Agreement, dated as of April 12, 2007, between the Registrant and Petrobrás Distribuidora S.A., including Amendments 1 and 2 thereto.
10.2

Navitaire Hosted Services Agreement, dated May 1, 2004, between Navitaire Inc. and Gol Transportes Aéreos S.A., including amendments 1 through 7 thereto, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2006, as filed on February 28, 2007.

10.3

Amendment No. 8 to Navitaire Hosted Services Agreement dated as of June 11, 2007, between Navitaire Inc. and Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

10.4

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

10.7

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

10.9

Amendment No. 14 to Navitaire Hosted Services Agreement dated as of October 1, 2008, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2008, as filed on May 8, 2009.

10.10

Amendment No. 15 to Navitaire Hosted Services Agreement dated as of October 1, 2008, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2008, as filed on May 8, 2009.

10.11

Amendment No. 16 to Navitaire Hosted Services Agreement dated as of October 1, 2009, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 31, 2010.

10.12

Amendment No. 17 to Navitaire Hosted Services Agreement dated as of February 1, 2010, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 31, 2010.

10.13	*

Amendment No. 18 to Navitaire Hosted Services Agreement dated as of March 15, 2010, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.14	*

Amendment No. 19 to Navitaire Hosted Services Agreement dated as of June 25, 2010, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.15	*

Amendment No. 20 to Navitaire Hosted Services Agreement dated as of November 1, 2010, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.16

Aircraft Purchase Agreement, dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

10.17

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

10.20

Supplemental Aircraft Purchase Agreement No. 4 dated as of March 24, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

10.21

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

10.25

Supplemental Agreement No. 9 dated March 6, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

10.26

Supplemental Agreement No. 10 dated October 19, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.  Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.27

Supplemental Agreement No. 11 dated October 24, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2006, as filed on February 28, 2007.

10.28

Supplemental Agreement No. 12 dated February 8, 2007 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

10.29

Supplemental Agreement No. 13 dated December 17, 2007 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

10.30

Supplemental Agreement No. 14 dated September 20, 2008 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2008, as filed on May 8, 2009.

10.31

Supplemental Agreement No. 15 dated April 30, 2008 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 31, 2010.

10.32

Supplemental Agreement No. 16 dated September 24, 2008 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 31, 2010.

10.33

Supplemental Agreement No. 17 dated October 28, 2009 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 31, 2010.

10.34	*

Supplemental Agreement No. 18 dated October 28, 2009 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.  Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.35	*

Supplemental Agreement No. 19 dated October 28, 2009 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.  Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.36	*

Supplemental Agreement No. 20 dated October 28, 2009 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company.  Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

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

Dated:  April 8, 2011

Gol Linhas Aéreas
Inteligentes S.A.

Consolidated Financial Statements

 for the Years Ended December 31, 2010

and 2009 and Report of

Independent Registered Public

 Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes

GOL LINHAS AÉREAS INTELIGENTES S.A.

Consolidated Financial Statements

December 31, 2010 and 2009

 (In thousands of Brazilian Reais)

Deloitte Touche Tohmatsu Rua José Guerra, 127 04719-030 - São Paulo - SP Brasil Tel.: +55 (11) 5186-1000 Fax: +55 (11) 5181-2911 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo, Brazil

We have audited the accompanying consolidated statement of financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO, and our report, dated April 8, 2011, expressed an unqualified opinion on the Company’s internal control over financial reporting.

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 8, 2011

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

Deloitte Touche Tohmatsu Rua José Guerra, 127 04719-030 - São Paulo - SP Brasil Tel.: +55 (11) 5186-1000 Fax: +55 (11) 5181-2911 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo, Brazil

We have audited the internal control over financial reporting of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. The Company’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the consolidated statement of financial position of the Company as of December 31, 2010, and related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the year then ended. Our report, dated April 8, 2011, expressed an unqualified opinion on those consolidated financial statements.

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 8, 2011

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2010 AND 2009

 (In thousands of Brazilian Reais)

	Note	12/31/10	12/31/09
ASSETS
Current assets
Cash and cash equivalents	3	1,955,858	1,382,408
Restricted cash	4	-	18,820
Short-term investments	5	22,606	40,444
Trade and other receivables	6	303,054	519,308
Inventories	7	170,990	137,959
Recoverable taxes	8	88,143	86,125
Prepaid expenses	9	123,003	124,728
Deposits	10	-	50,429
Other current assets		41,198	42,983
		2,704,852	2,403,204

Non-current assets
Deposits	10	715,377	805,140
Prepaid expenses	9	54,201	63,574
Restricted cash	4	34,500	7,264
Deferred income tax	8	817,545	866,136
Other non-current assets		9,227	17,304
Property, plant and equipment	13	3,460,968	3,325,713
Intangible assets	14	1,267,177	1,231,785
		6,358,995	6,316,916

Total assets		9,063,847	8,720,120

The accompanying notes are an integral part of these consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2010 AND 2009

 (In thousands of Brazilian Reais)

	Note	12/31/10	12/31/09
LIABILITIES
Current liabilities
Short-term debt	15	346,008	591,695
Accounts payable		215,792	362,382
Salaries, wages and benefits		205,993	233,162
Tax obligations	19	58,197	57,277
Sales taxes and landing fees		85,140	76,331
Advance ticket sales	16	517,006	561,347
Dividends payable	21	51,450	186,416
Smiles deferred revenue	17	26,200	92,541
Advances from customers	18	24,581	126,059
Provisions	20	55,967	66,259
Other current liabilities		73,530	85,789
		1,659,864	2,439,258

Non-current liabilities
Long-term debt	15	3,395,080	2,542,167
Deferred taxes	8	642,185	562,303
Provisions	20	88,911	76,834
Smiles deferred revenue	17	181,456	221,414
Advances from customers	18	33,262	64,087
Tax obligations	19	99,715	88,642
Other non-current liabilities		34,205	115,429
		4,474,814	3,670,876

Shareholders' equity	21
Issued capital		2,183,133	2,062,272
Capital reserves		60,263	60,263
Retained earnings		642,860	596,627
Share-based payment		43,727	18,984
Treasury shares		(11,887)	(11,887)
Other comprehensive income		11,073	818
Accumulated losses		-	(117,091)
		2,929,169	2,609,986

Total shareholders' equity and liabilities		9,063,847	8,720,120

The accompanying notes are an integral part of these consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

 FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(In thousands of Brazilian Reais, except amounts per share)

	Note	2010	2009	2008
Operating revenues
Passenger		6,277,657	5,306,530	5,890,104
Cargo and other		701,790	718,852	516,089
Total operating revenues	23	6,979,447	6,025,382	6,406,193

Operating expenses
Salaries		(1,252,402)	(1,100,953)	(983,783)
Aircraft fuel		(2,287,410)	(1,813,104)	(2,630,834)
Aircraft rent		(555,645)	(650,683)	(645,089)
Sales and marketing		(367,757)	(364,551)	(588,735)
Landing fees		(331,883)	(312,637)	(338,370)
Aircraft and traffic servicing		(427,853)	(381,721)	(422,177)
Maintenance materials and repairs		(422,950)	(417,212)	(388,030)
Depreciation and amortization		(281,604)	(142,853)	(125,127)
Other operating expenses		(354,148)	(428,376)	(372,696)
Total operating expenses		(6,281,652)	(5,612,090)	(6,494,841)

Operating income before financial income (expenses)		697,795	413,292	(88,648)

Finance income (expenses)
Interest on loans		(297,256)	(275,466)	(269,278)
Short term investments		44,330	10,423	78,349
Net results from financial derivatives instruments		(117,022)	(80,332)	(146,591)
Exchange variation, net		46,549	708,240	(757,526)
Other		12,100	(20,021)	(11,348)
		(311,299)	342,844	(1,106,394)

Income (loss) before income taxes		386,496	756,136	(1,195,042)

Income taxes
Current		(53,855)	(609)	(57,338)
Deferred		(118,444)	135,305	13,033
	8	(172,299)	134,696	(44,305)

Net income (loss) for the year		214,197	890,832	(1,239,347)

Adjusted weighted-average shares		268,954	227,472	201,193

Basic earnings (loss) per share	12	0.798	3.916	(6.160)
Diluted earnings (loss) per share	12	0.796	3.914	(6.160)

The accompanying notes are an integral part of these consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2010,  2009 AND 2008

(In thousands of Brazilian Reais)

	2010	2009	2008

Income (loss) for the year	214,197	890,832	(1,239,347)

Other comprehensive income (loss)
Available for sale financial assets	(2,497)	4,137	10,727
Cash flow hedges	18,035	19,779	(30,523)
Income tax	(5,283)	(6,725)	10,378
	10,255	17,191	(9,418)

Total comprehensive income (loss) for the year	224,452	908,023	(1,248,765)

Transactions shown in comprehensive income (loss) for the years ended on December 31, 2010, 2009 and 2008 are provided below:

	Financial assets available for sale	Cash flow hedges	Income tax	Total comprehensive income (loss)
Balance on December 31, 2007	(6,726)	(346)	117	(6,955)
Realized losses from financial instruments transferred to the income	-	2,575	-	2,575
Fair value variation	10,727	(33,098)	10,378	(11,993)
Balance on December 31, 2008	4,001	(30,869)	10,495	(16,373)
Realized losses from financial instruments transferred to the income	7	98,576	-	98,583
Fair value variation	(1,873)	(69,702)	(9,817)	(81,392)
Balance on December 31, 2009	2,135	(1,995)	678	818
Realized losses (gains) from financial instruments transferred to the income	(2,497)	20,571	(6,994)	13,577
Fair value variation	-	(2,536)	1,711	(3,322)
Balance on December 31, 2010	(362)	16,040	(4,605)	11,073

The accompanying notes are an integral part of these consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

(In thousand of Brazilian Reais)

								Other reserves		Retained
								Investments	Cash flow	earnings
		Issued Capital		Treasury shares		Capital	Share-based	revaluation	hedging	(accumulated
	Note	Shares	Amount	Shares	Amount	reserves	payment	reserve	reserve	losses)	Total
Balance at December 31, 2007		202,300,255	1,250,618	-	-	89,556	14,444	(12,729)	5,774	1,044,785	2,392,448
Net loss for the year		-	-	-	-	-	-	-	-	(1,239,347)	(1,239,347)
Other comprehensive income for the yaer		-	-	-	-	-	-	10,727	(20,145)	-	(9,418)
Total of other comprehensive income			-	-	-	-	-	10,727	(20,145)	(1,239,347)	(1,248,765)
Common shares issued		336	-	-	-	-	-	-	-	-	-
Share-based payment		-	-	-	-	-	-	-	-	5,362	5,362
Treasury shares		-	-	(1,574,200)	(41,180)	-	-	-	-	-	(41,180)
Dividends payable		-	-	-	-	-	-	-	-	(36,257)	(36,257)
Balance at December 31, 2008		202,300,591	1,250,618	(1,574,200)	(41,180)	89,556	14,444	(2,002)	(14,371)	(225,457)	1,071,608
Total of other comprehensive income		-	-	-	-	-	-	4,137	13,054	-	17,191
Capital increase (net of issuance costs of R$19,194)		64,098,722	811,654	-	-	-	-	-	-	-	811,654
Cancelled treasury shares		(1,119,775)	-	1,119,775	29,293	(29,293)	-	-	-	-	-
Net income for the year		-	-	-	-	-	-	-	-	890,832	890,832
Dividends payable		-	-	-	-	-	-	-	-	(185,839)	(185,839)
Share-based payment		-	-	-	-	-	4,540	-	-	-	4,540
Balance at December 31, 2009		265,279,538	2,062,272	(454,425)	(11,887)	60,263	18,984	2,135	(1,317)	479,536	2,609,986
Net income for the year		-	-	-	-	-	-	-	-	214,197	214,197
Mandatory minimum dividends proposed		-	-	-	-	-	-	-	-	(50,873)	(50,873)
Total of other comprehensive income		-	-	-	-	-	-	(1,648)	11,903	-	10,255
Capital increase	21	5,057,130	120,861	-	-	-	-	-	-	-	120,861
Share-based payment	11	-	-	-	-	-	24,743	-	-	-	24,743
Balance at December 31, 2010		270,336,668	2,183,133	(454,425)	(11,887)	60,263	43,727	487	10,586	642,860	2,929,169

The accompanying notes are an integral part of these consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(In thousands of Brazilian Reais – R$)

	12/31/10	12/31/09	12/31/08
Cash flows from operating activities
Net income (loss) for the year	214,197	890,832	(1,239,347)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	281,604	142,853	125,127
Allowance for doubtful accounts	7,728	7,701	8,329
Litigation	18,842	13,000	(43,354)
Provision (reversion of provision) for onerous contracts	(445)	2,080	8,250
Provision for inventory obsolescence	8,402	4,327	(7,739)
Deferred income taxes	118,444	(135,305)	(13,033)
Share-based payments	24,743	4,540	5,362
Net foreign exchange fluctuations and interests	(46,549)	(708,240)	742,636
Interest on loans and other, net	297,256	275,466	-
Net results from financial derivatives instruments	117,022	80,332	(9,417)
Other provision	108,106	13,113	(29,211)
Smiles deferred revenues	(106,299)	(38,714)	(28,297)
Other items	3,037	(8,832)	-
Changes in operating assets and liabilities:
Trade and other receivables	208,526	(182,082)	549,805
Inventories	(41,433)	45,878	17,151
Deposits	78,369	(124,196)	(104,178)
Prepaid expenses, recoverable taxes and other credits	64,950	25,444	(1,829)
Other assets	9,865	47,771	(7,412)
Accounts payable	(146,590)	78,663	(42,645)
Advance ticket sales	(44,341)	(11,226)	99,713
Advances from customers	(162,150)	190,146	-
Salaries, wages and benefits	(27,168)	86,357	(16,632)
Sales tax and landing fees	8,809	(20,879)	12,891
Tax obligations	16,549	65,249	28,930
Provisions	(124,722)	(127,191)	10,272
Other liabilities	(4,650)	(13,250)	143,666
Cash provided by operating activities	882,102	603,837	209,038
Interest paid	(123,019)	(115,422)	-
Income tax paid	(35,186)	(31,156)	(57,338)
Net cash provided by operating activities	723,897	457,259	151,700

Cash flows from investing activities
Short term investments	17,938	205,140	574,758
Investments in restricted cash, net	(8,416)	(37,812)	(177,245)
Payment for property, plant and equipment	(230,469)	(130,475)	(346,035)
Payment for intangible assets	(58,512)	(31,431)	(10,828)
Net cash provided by (used in) investing activities	(279,459)	5,422	40,650

Cash flows from financing activities
Proceeds	638,638	-	-
Payments	(433,760)	(42,416)	(328,366)
Interest paid	-	-	(205,497)
Acquisition of treasury shares	-	-	(41,180)
Dividends paid	(185,839)	-	(36,258)
Capital increase	120,861	811,654	-
Net cash provided by (used in) financing activities	139,900	769,238	(611,301)

Effects of exchange rate changes on the balance of cash held in foreign currencies	(10,888)	(18,841)	14,890

Net increase (decrease) in cash and cash equivalents	573,450	1,213,078	(403,791)

Cash and cash equivalents at the beginning of the year	1,382,408	169,330	573,121
Cash and cash equivalents at the end of the year	1,955,858	1,382,408	169,330

The accompanying notes are an integral part of these consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

1.    Corporate information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a public-listed company incorporated in accordance with Brazilian Corporate Laws, organized on March 12, 2004. The objective of the Company is through its operating wholly-owned subsidiary VRG Linhas Aéreas S.A. (“VRG”) to exploit (i) regular and non-regular air transportation services of passengers, cargo and mail bags, domestically or internationally, according to the concessions granted by the competent authorities; (ii) complementary activities of chartering air transportation of passengers.

GLAI is the direct parent company of the wholly-owned subsidiaries GAC Inc (“GAC”), Gol Finance (“Finance”) and indirect parent company of SKY Finance II (“SKY II”).

GAC was established on March 23, 2006, according to the laws of Cayman Islands, and its activities are related to the aircraft acquisition for its single shareholder GLAI, which provides a finance support for its operational activities and settlement of obligations. GAC is the parent company of SKY Finance and SKY II, established on August 28, 2007 and November 30, 2009, respectively, both located in Cayman Islands, which activities are related to obtaining funds to finance aircraft acquisition. Sky Finance was closed in June, 2010. The closure of SKY Finance  occurred after the payment of all funds raised by the company, considering that it was created with the specific objective of obtaining such funds.

Finance was established on March 16, 2006, according to the laws the Cayman Islands, and its activities are related to obtaining funds for aircraft acquisition.

On April 9, 2007, the Company acquired VRG, a low-cost and low-fare airline  company, which operates domestic and international flights with GOL and VARIG brands, providing regular and non-regular air transportation services among the main  destinations in Brazil, South America and the Caribbean.

The Company’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (BM&FBOVESPA). The Company has entered into an Agreement for Adoption of Level 2 Differentiated Corporate Governance Practices with BM&FBOVESPA, and integrates the indices of Shares with Differentiated Corporate Governance – IGC and Shares with Differentiated Tag Along – ITAG, created to identify companies committed to the adoption of differentiated corporate governance practices.

2.    Basis of preparation and summary of significant accounting policies

The Company’s consolidated financial statements for the year ended December 31, 2010 were authorized for issue by the Board of Directors on February 22, 2011. The registered office is located at Rua Tamoios, 246, Jd. Aeroporto, São Paulo, Brazil.

2.1 Compliance Statement

The Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

2.2 Basis of preparation

These financial statements were prepared based on historical cost, except for certain financial assets and liabilities that are measured at fair value in accordance with accounting practices described below.

These Consolidated Financial Statements were prepared  using Brazilian Reais as the functional and reporting currency.

The summary of significant accounting policies adopted by the Company and its subsidiaries are as follows:

a)   Basis of consolidation

The consolidated financial statements comprise the accounts of GLAI and its direct and indirect subsidiaries presented below:

	Location	Type of control	% of capital stock
			2010	2009
VRG	Brazil	Direct	100%	100%
GAC Inc.	Cayman Islands	Direct	100%	100%
Gol Finance	Cayman Islands	Direct	100%	100%
SKY Finance	Cayman Islands	Indirect	-	100%
SKY Finance 2	Cayman Islands	Indirect	100%	100%

The accounting policies were applied consistently in all the consolidated entities and are consistent with those used in previous years. All the transactions, balances, incomes and expenses between the entities are fully eliminated in the consolidated financial statements.

The investments that its subsidiary VRG has in its off-shore subsidiaries (South America, Europe and U.S.) are fully eliminated.

b)   Cash and cash equivalents

Consists primarily of cash balances classified as loans granted and receivables, and short term investments that are measured at fair value through profit and loss. The short term investments have maturities of three months or less (or with no fixed time for redemption) with immediate liquidity, and are subject to an insignificant risk of changes in value.

c)   Restricted cash

Consists of investments measured at fair value through profit and loss.

d)   Financial assets and liabilities

The non-derivative financial instruments includes investments in marketable securities, debt instruments and equities, accounts receivable and other receivables, loans and financings, other accounts payable and other debts. The financial assets and liabilities are initially recognized at their fair value plus the costs directly attributable to their purchase or issue, except those classified under the category of instruments appraised at their fair market value based on results, for which the costs are booked in the statements of operations.  Subsequent to initial recognition, the financial non- derivative assets and liabilities are measured as of each balance sheet date according to their classification, which is defined upon initial recognition based on the purposes for which they were acquired or issued, as described below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

i.   Financial assets measured at fair value through profit and loss: these include financial assets acquired for sale (acquired primarily to be sold in the short term), or designated upon initial recognition at fair value through profit and loss. Interest, monetary restatement, exchange variation and variations resulting from fair value measurement, are recognized in profit or loss as financial revenues or expenses, when incurred. The Company has investments classified as cash equivalents in this category.

ii.   Financial assets held to maturity: these include non-derivative financial instruments with fixed or determinable payments with defined maturities, for which the Company has the intention and capacity to hold to maturity.  After the initial recognition, they are measured at the amortized cost based on the effective interest rate method less losses in recoverable value, when applicable, and the variations are recognized in profit or loss as financial revenues or expenses, when incurred. The Company has no financial assets in this category.

iii.   Loans granted and receivable: these include non-derivative financial assets with fixed or determinable payments that are not quoted on an active market which, after initial recognition are measured based on the amortized cost under the effective interest rate method. The interest, monetary and exchange variation, less losses in recoverable value, when applicable, are recognized in profit or loss as financial revenues or expenses, when incurred. The Company has Bank deposits and accounts receivables in this category.

iv.   Available for sale: these include non-derivative financial assets that do not match the above categories, measured at their fair value. After initial recognition, available for sale financial assets are measured at fair value, with gains or losses recognized in other comprehensive income in the shareholder’s equity until the investment is sold and the cumulative gain or loss previously reported in profit or loss. The balance of short-term investments is composed of assets available for sale, and correspond to investment funds in receivables (FIDC) and certificates of deposits abroad (time deposits). These assets have maturities exceeding 90 days from the date of application and their amounts are subject to significant variations. The Company does not invest in speculative securities.

The principal financial assets recognized by the Company are cash and cash equivalents, short-term investments, and accounts receivable.

Financial liabilities are classified according to the following categories based on the nature of the financial instruments contracted or issued:

i.     Financial liabilities measured at fair value through profit and loss: these include financial liabilities normally traded prior to maturity, liabilities designated upon initial recognition at fair value, except those designated as hedge instruments. They are remarked to fair value at each balance sheet date. The interest, monetary and exchange variations and variations resulting from the fair value, when applicable, are recognized in profit or loss, when incurred. In this category, the Company has derivatives not designated as hedge instruments.

ii.    Financial liabilities not marked at fair value: non-derivative financial liabilities that are not normally traded prior to maturity. After initial recognition they are measured at the amortized cost based on the effective interest rate method. The interest, monetary updating and exchange variation, when applicable, are recognized in profit or loss when incurred. The Company has short and long-term debt (that includes leasing) and accounts payable to suppliers.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

e)   Trade and other receivables

Trade and other receivables are stated at cost less allowances made for doubtful receivables, which approximates fair value given their short term nature. An allowance for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable through risk analysis and taking into account the historical analysis of the recovery of arrears. The allowance for doubtful receivables is the difference between the book value and recoverable amount. The provision is made for all accounts overdue for more than 90 days for installment sales, travel and cargo agencies, and 180 days in respect of airline partners.

f)   Inventories

The inventories are valued at the lower of cost and net realizable value. The costs of inventories are determined by the weighted average cost method. The net realizable value represents the estimated selling price of the inventory, less costs to completion and costs necessary to complete the sale.

g)   Lease accounting

In accordance with IAS 17 "Leases", leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight line basis over the lease term.

The assets held under a finance lease are valued at the lower of the following two amounts: the present value of the minimum lease payments under the lease arrangement or the leased asset’s fair value determined at  the inception of the lease. Lease payments are allocated between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. The corresponding obligation to the lessor is accounted for as short and long-term debt. The aircraft held under finance leases, which have a purchase option at the end of the contract, are depreciated on a straight-line basis over the useful life at rates calculated to write down the cost to the estimated residual value of 20% based on the Company experience and market price valuations. All other aircraft recorded in property, plant and equipment, when there is no reasonable certainty that the Company will obtain ownership of the property at the end of the contractual term, are depreciated over the shorter of the useful life of the assets and the lease term.

Gains or losses related to sale-leaseback transactions followed by an operating lease after the sale, are accounted for as follows:

• They are recognized immediately when it is clear that the transaction is established at fair value;

• If the sale price is below fair value, any profit or loss is recognized immediately. However, if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the contractual lease term;

• If the sale price is above fair value, the excess is deferred and amortized over the asset’s expected useful life, with the amortization recorded as a reduction of the lease expense.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

In 2009 the Company had sale-leaseback transactions below the fair-value, being the loss compensated with future payments of the lease below the market price. In 2010 the Company  had transactions at fair-value whose profits and losses have been recognized directly to the profit and loss.

If the sale-leaseback transactions results in financial leasing, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term. The Company did not have any sale-leaseback transaction that resulted in a financial lease.

h)   Prepaid expenses

Prepaid expenses and other assets primarily consist of prepayments for aircraft and engine rentals under operating lease agreements, premium payments of option contracts designated as hedge, sales commissions, deferred losses arising on sale-leaseback transactions, and prepayments for insurance.

i)   Property, plant and equipment

Property, plant and equipment, including rotable parts, are recorded at acquisition costs, including interest and other financial charges. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. Aircraft and engine spares acquired on the introduction or expansion of a fleet, as well as rotable spares purchased separately, are carried as fixed assets and generally depreciated in line with the fleet to which they relate. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation aircraft and includes interest incurred during the manufacture of aircraft.

The estimated useful lives for property and equipment is disclosed at Note 13.

Under the IAS 16 “Property, Plant and Equipment”, the costs of engine overhauls including replacement spares and labor costs, are treated as a separate asset component with the cost capitalized and depreciated over the period to the next major overhaul. Interest costs incurred and exchange differences on borrowings that fund progress payments on assets under construction, including pre-delivery deposits to acquire new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or aircraft delivery.

At the end of each year, the Company reviews the carrying value of fixed assets to determine whether there is some indication that those assets suffered any loss in respect of impairment. If there’s any such indication, the recoverable amount of the asset is estimated in order to measure the amount of such loss, if any. On December 31, 2010 and 2009 there was no need to recognize a loss in respect of impairment.

j)   Intangible assets

i.   Goodwill

Goodwill is tested for impairment annually by comparing the carrying amount to the recoverable amount at the cash-generating unit level which is considered the operating wholly-owned subsidiary VRG. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in the Company’s impairment evaluations are consistent with internal projections and operating plans. No losses of recoverable amounts have been recorded until the present date.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

ii.   Airport operating rights

Airport operating rights were acquired as part of the acquisition of Varig and were capitalized at fair value at that date and are not amortized. Those rights are considered to have an indefinite useful life due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The carrying value of these rights is tested for impairment annually or on a more frequent basis when events or changes in circumstances indicate that carrying values may not be recoverable. No impairment has been recorded until the present date.

iii.   Tradenames

VRG tradenames were acquired as part of the VRG acquisition and were capitalized at fair value at that date. The tradenames are considered to have an indefinite useful life (and are not amortized) due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty and the continued use of the Varig tradenames. The carrying value of the tradenames is tested for impairment annually or on a more frequent basis when events or changes in circumstances indicate that carrying values may not be recoverable. No impairment has been recorded to until the present date.

iv.   Software

Costs related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis.

The carrying value of these intangibles is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable.

k)   Impairment of financial assets

The Company evaluates at each balance sheet date whether a financial asset is impaired using discounted cash flow analysis, which considers the credit worthiness of the issuer of the security, as further described in Note 24.

l)   Deposits

Are represented by maintenance deposits for aircraft and engines, deposits in guarantee and collaterals of lease agreements and judicial deposits for risks and for contingent liabilities relating to labor and tax claims.

The Maintenance deposits refer to payments made by the Company to commercial lease companies to be used in future aircraft and engine maintenance work. The deposits are recorded at historical value of the original payment, recognized as maintenance costs when actually incurred, in accordance with the accounting policy spending on maintenance. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated balance sheet are recoverable.

The deposits in guarantee and collaterals are represented by amounts deposited with lessors of  the lease monthly payments, as required at the inception of the lease agreements. The deposits in guarantee and collaterals are denominated in U.S. Dollars, do not bear interest and are reimbursable to the Company upon termination of the agreements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

m)   Foreign currency transactions

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

n)   Derivative financial instruments and hedge accounting

The Company and its subsidiaries designates certain financial derivatives as hedge to risks related to the changes in oil prices (fuel), foreign exchange risk, interest rate as fair value hedges and cash flow hedge. Hedges for risk of variations in exchange rates on firm commitments are accounted for as cash flow hedges of risks and variations in the exchange rates of finance leases as fair value hedges. Hedges for risk variations in fuel price and interest rates are accounted for as cash flow hedges.

At the beginning of the hedge transaction, the Company and its subsidiaries have documented the relationship between the hedge instrument and the hedge item with the goals in risk management and its strategy to take on various hedge transactions. Additionally, at the beginning of the hedge and on a continuous basis, the Company and its subsidiaries are documenting as to whether the hedge instrument used in a hedge relationship is highly effective in offsetting changes in fair value or cash flows of the hedged item attributable to subject to hedge risk.

The Note 24 gives further details on the fair value of derivative instruments used for hedge purposes.

Fair value hedges

Changes in fair value of derivatives designated and qualifying as fair value hedges are recognized in income. The changes in fair value of hedge instruments and hedge item attributable to the hedge risk are recognized in the income statement item related to the hedge item.

The hedge accounting is discontinued prospectively when the Company and its subsidiaries cancel the hedge, the hedge instrument is sold or expires, terminated or executed, or when it no longer qualifies for hedge accounting. The fair value adjustment of the hedge item derived from the risk of the hedge, is recorded in income from that date.

Cash flow hedges

The effective part of changes in fair value of derivatives that are designated and qualify as cash flow hedge is recognized in other comprehensive income and accumulated under the heading comprehensive income in shareholder’s equity. The gains or losses that are related to the ineffective portion are recognized immediately in income in other gains and losses.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The amounts previously recognized in other comprehensive income and accumulated in shareholder’s equity are reclassified to income in the period that the hedge item is recognized as an income, in the same section of the income statement in which is recognized.

The hedge accounting is discontinued when the Company and its subsidiaries cancel the hedge relationship, the hedge instrument is sold or expires, terminated or executed, or does not qualify for hedge accounting anymore. Any gains or losses recognized in other comprehensive income and accumulated in equity at that time remains in shareholder’s equity and are recognized when the forecast transactions are ultimately recognized in income. When the occurring of the forecasted transactions are not expected anymore, the gains or losses accumulated in equity are realized and recognized in income immediately.

o)   Share-based payments

The Company measures the fair value of equity-settled transactions with employees at the grant date using an appropriate valuation model.

The fair value of options granted is recorded in the income statement during the period in which the right is acquired, based on estimates of the Company about granted options on what will eventually be acquired, with a corresponding increase in equity. At the end of each reporting period, the Company revises its estimates of the amount of equity instruments that will be acquired. The impact of the review in relation to original estimates, if any, is recognized in earnings of the period, so that the cumulative expense reflects the revised estimates with a corresponding adjustment to shareholder’s equity in the “Deferred Compensation” account reserve, which reported the benefits to employees.

p)   Provisions

For certain operating leases, the Company is contractually obliged to return aircraft in a defined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return conditions criteria and throughout the remaining duration of the lease.

The other provisions are substantially related to legal proceedings and are made for losses considered probable in the understanding of the Administration, related to labor and civil causes.

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

q)   Revenue recognition

Passenger revenue is recognized either when transportation is provided or when the unused ticket expires. Tickets sold but not yet used are recorded as advance ticket sales that represents primarily deferred revenue for tickets sold for future travel dates.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The balance of deferred revenue is also comprised of unused tickets ("no show"). The portion of the no show that the Company estimates, based on historical data, which will not be rescheduled by the passengers, is recognized as revenue.

Revenue from cargo shipments is recognized when transportation is provided. Other revenue includes charter services, ticket change fees and other incidental services, and is recognized when the service is performed.

r)   Mileage program

Since the acquisition of VRG, the Company operates a frequent flyer program, (Smiles Program) that provides travel and other awards to members based on accumulated mileage credits. The obligations assumed under the Smiles Program were valued at the acquisition date at estimated fair value that represents the estimated price the Company would pay to a third party to assume the obligation for miles expected to be redeemed under the Smiles Program.

The fair value of mileage credits, net of estimated non-use of miles (breakage) is determined by the weighted average according to (i) the average amount charged per seat by VRG to airlines that participate in the loyalty program divided by the amount of miles required to issue a ticket using miles and (ii) the average sale price of miles sold to airlines that participate in the loyalty program Smiles. This fair value is updated every six months.

Miles awarded are valued at fair value, described above, and the miles redeemed are calculated  based on the weighted average of the balance of miles that had been deferred. A portion of revenue on the sale of miles above the fair value of miles is recognized as revenue of marketing (as other income) when the transport is performed.

The Company’s policy for accounts that are inactive for a period of 36 consecutive months is to cancel all miles contained in those accounts at the end of the period of inactivity. The associated value for mileage credits which the Company estimates are not likely to be redeemed (breakage) is recognized as revenue. The Company calculates its breakage estimate based on historical redemption patterns data. Future program redemption opportunities can significantly alter customer behavior from historical patterns with respect to inactive accounts. Such changes may result in material changes to the deferred revenue balance, as well as recognized revenues from that program.

s)   Segment information

IFRS 8 requires that operations by segment are identified based on internal reports that are regularly reviewed by decision makers in order to allocate resources to segments and assessing their performance.

The Company’s operations are derived from its wholly-owned subsidiary VRG and consist of providing air transportation services within South America and Caribbean, where it operates domestic and international flights. The Company’s Management decision makers makes resource allocation decisions to maximize the Company’s consolidated financial results. The major revenue earning assets of the Company are its aircraft, which are registered in Brazil and therefore all profits accrue principally in the same country. Other revenues primarily arise from cargo, Smiles mileage program, installment sales, excess baggage charges and cancellation fares, all directly attributable to air transportation services.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

Based on the way the Company treats the network and the manner in which resource allocation decisions are made, the Company has only one operating segment for financial reporting purposes. The Company’s primary reporting segments comprise of net revenue geographic segments which is presented in Note 22.

t)   Income taxes

i.   Current income tax

The provision for income tax and social contribution is based on taxable profit for the year. Taxable income differs from earnings presented in the income statement because it excludes revenues or expenses taxable or deductible in other years, and excludes items not taxable or not deductible.

The provision for income tax and social contribution is calculated for each company based on the rates prevailing at the end of the year.

Current income tax relating to items recognized directly in equity is recognized in equity and not in profit or loss.

ii.  Deferred income tax

Income tax and social contribution are recognized on temporary differences at the end of each reporting period between the balances of assets and liabilities recognized in the  financial statements and the tax bases used in the calculation of taxable income, including net tax losses, when applicable. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized for all deductible temporary differences, only when it is probable that the company will present future taxable income in an amount sufficient for such deductible temporary differences to be used. Deferred tax assets or liabilities are not recognized on temporary differences arising from goodwill or from initial recognition (except for business combination) of other assets and liabilities in a transaction that does not affect the taxable profit nor the accounting profit.

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

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off tax assets against income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

u)   Key accounting estimates and judgments

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

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

i.   Impairment of non-financial assets

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

ii. Income taxes

The Company believes that the tax positions taken are reasonable. However, various taxing authorities may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years as a result of audits by the tax authorities. The tax positions involve considerable judgment on the part of management and tax positions are reviewed and adjusted to account for changes in circumstances, such as lapsing of applicable statutes of limitations, conclusions of tax audits, additional exposures based on identification of new issues or court decisions affecting a particular tax issue. Actual results could differ from estimates.

iii.  Property, plant and equipment

During 2009, the Company revised the depreciation rates used for aircraft under financial leases, aircraft reconfiguration and spare parts, from 5% to 4%, for better compatibility with the useful life of these assets; such review is supported by technical studies approved by the Company's Management. This change in economic useful life was applied prospectively in the financial statements since April 1st, 2009. The related reduction of depreciation arising from the change in economic useful life for the year ended December 31, 2009 amounted approximately to R$12,000.

v)   New and revised standards and interpretations not yet adopted

The Company and its subsidiaries have not early adopted the new standards and interpretations IFRSs listed below in the financial statements for the period ended December 31, 2010. The application of such is required for annual periods beginning after January 1st, 2011, or annual subsequent periods when indicated otherwise. The Company is evaluating their applicability and potential impacts.

IFRS 9 - Financial Instruments: Introduces new requirements for the classification, measurement and reversal of assets and liabilities. It establishes that all financial assets recognized that are inserted in the scope of IAS 39 - Financial Instruments: Recognition and Measurement are subsequently measured at amortized cost or fair value. Required from the period beginning on or after January 1st, 2013.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

Alteration of IFRS 3 – Business Combinations, introduces the following requirements:

i. Measurement of non-controlling participations - Specifies that the option to measure the non-controlling interests, both at their fair value and based on the proportionate share of non-controlling interest of the acquiree's identifiable net assets at the acquisition date, is only applicable to the non-controlling interests that are effective and guarantees holders a proportionate share of net assets acquired in the event of a liquidation. All other components of the non-controlling interests should be measured at their fair value at the acquisition date, unless another measurement basis is required by IFRSs.

ii. Payment of share-based awards not replaced or replaced voluntarily - Specifies that the current requirements of the awards measure in respect of a purchaser to replace the share-based payments of acquired, in accordance with IFRS 2 on the purchase date (market-based measurement) are applicable to transactions of share-based payments of the acquiree that are not replaced. Such specifies that the current requirements for placement of the measurement of market-based awards replaced between the consideration transferred in a business combination and compensation expense in the period after the business combination is applicable to all premiums being replaced, regardless of whether the buyer is obliged to replace them or if he does voluntarily.

iii. Requirements transition to compensatory quotas of a business combination that occurred prior to mandatory adoption of IFRS 3 (2008) - Clarifies that IAS 32 - Financial Instruments: Presentation, IAS 39 – “Financial Instruments: Recognition and Measurement” and IFRS 7 – “Financial Instruments: Disclosures” are not applicable to compensatory quotas which arose from business combinations whose acquisition date is prior to the application of IFRS 3 (2008).

Modification of IFRS 7 – “Financial Instruments: Disclosures” - Encourages qualitative disclosures in the context of quantitative disclosures required to assist users to form an overview of the nature and extent of risks arising from financial instruments. Clarifies the required level of disclosures about credit risk and collateral held and provides exemption for disclosures of loans renegotiated.

Amendment of IAS 34 - Interim Financial Reporting - Gives emphasis to the principle in IAS 34 that the disclosures about significant events and transactions in interim periods should update the relevant information that has been presented in the most recent annual financial statements. Explains how to apply this principle in relation to financial instruments and their fair values.

Amendments to IAS 32 - Classification of rights issues - Discusses the classification of certain rights in foreign currency as an equity instrument or financial liability. Until the present date, the Company and its subsidiaries have not entered into any agreement that would fit into the scope of these changes.

Amendment of IAS 12 - Income Tax (Deferred Tax: Recovery of Underlying Assets) - Requires an entity to measure the deferred tax asset relating to an asset depending on whether the entity expects to recover the carrying value of assets through use or sale. When an asset is measured at fair value model of IAS 40 - Investment Property can be subjective and difficult to assess whether the recovery of assets is through the use or sale. The change presents a practical solution to the problem by introducing the assumption that recovery of the carrying value will normally be by sale. As a result of the changes, SIC-21 - Income Taxes - Recovery of Revalued Nondepreciable Assets will no longer apply to investment properties held at fair value. The changes must be adopted for fiscal years beginning on or after January 1, 2012 and earlier adoption is permitted.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

3.    Cash and cash equivalents

	12/31/10	12/31/09

Cash and bank deposits	194,493	84,262
Cash equivalents	1,761,365	1,298,146
	1,955,858	1,382,408

On December 31, 2010, cash equivalents refers substantially to private income funds, government securities and fixed income funds, bearing interest rates of 95.0% to 104.0% of Certificado de Depósito Interbancário (Inter-bank Deposit Certificate - CDI).

Since the first quarter of 2010, the Company started investing in open funds, and not in exclusive funds as it previously did. Investment funds here refers to investments in quotas of fixed income and DI funds of top-class banks.

The composition of cash equivalents balance is presented below:

	12/31/10	12/31/09

Bank deposit certificates	678,253	619,587
Government securities	245,186	678,559
Investment funds	837,926	-
	1,761,365	1,298,146

These financial investments provide high liquidity and are promptly converted into known cash amounts, and are subject to insignificant risk of value change.

4.    Restricted cash

Restricted cash is represented by guarantee deposits linked to loans from the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) and the Banco de Desenvolvimento de Minas Gerais (BDMG) which were applied in DI funds and are remunerated at the average rate of 98.5% of CDI.

On December 31, 2010, the restricted cash recorded in non-current assets corresponded to R$34,500 (R$18,820 and R$7,264 as of December 31, 2009 recorded in current and non-current assets, respectively).

Until September 30, 2010, the Company had margin deposits security with the BM&FBOVESPA for future Dollar operations. During the fourth quarter this balance was redeemed and replaced by a guarantee letter in the amount of R$100,000 with maturity on September 30, 2011 and its cost rate is 1.3% per year. On December 31, 2009, the amount of guarantee deposits linked to hedge operations recorded in current assets was R$18,820.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

5.    Short term investments

	12/31/10	12/31/09
Private bonds	2,816	16,307
Foreign bank deposits	19,790	22,312
Other financial assets	-	1,825
Total financial assets available for sale	22,606	40,444

Financial assets classified as available for sale are basically comprised of investment funds for debt securities (FIDC) and foreign bank deposits (time deposits). These financial investments have an average maturity term of 83 days, bearing interest at an average annual rate of 108.5% of CDI  and 11.0% per year.

6.    Trade and other receivables

	12/31/10	12/31/09
Local currency:
Credit card administrators	90,612	341,784
Travel agencies	149,393	123,884
Installments sales	48,564	57,491
Cargo agencies	20,582	14,220
Airline partners companies	16,608	9,287
Other	27,491	13,874
	353,250	560,540
Foreign currency:
Credit card administrators	5,855	4,273
Travel agencies	3,935	6,349
Cargo agencies	141	545
	9,931	11,167
	363,181	571,707

Allowance for doubtful accounts	(60,127)	(52,399)
	303,054	519,308

Changes in the allowance for doubtful accounts are as follows:

	12/31/10	12/31/09
Balance at the beginning of the year	(52,399)	(44,698)
Additions	(27,689)	(41,366)
Irrecoverable amounts	5,623	17,672
Recoveries	14,338	15,993
Balance at the end of the year	(60,127)	(52,399)

The aging analysis of accounts receivable is as follows:

	12/31/10	12/31/09
Falling due	270,286	498,684
Overdue until 30 days	19,091	10,172
Overdue 31 to 60 days	4,128	4,870
Overdue 61 to 90 days	5,533	2,350
Overdue 91 to 180 days	8,041	14,592
Overdue 181 to 360 days	7,052	9,492
Overdue above 360 days	49,050	31,547
	363,181	571,707

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The average collection period of installment sales is seven months and monthly interests based on 5.99% is being charged on the receivable balance, which is reported as finance income when collected. The average term for receipt of other accounts receivable is 45 days.

On December 31, 2010, accounts receivable from travel agencies amounting to R$24,300 (R$67,691 on December 31, 2009) are related to loan agreements guarantees.

7.    Inventories

	12/31/10	12/31/09

Consumables	16,702	11,040
Parts and maintenance materials	117,740	98,744
Advances to suppliers	43,725	25,086
Imports in progress	1,885	5,749
Others	7,942	5,942
Provision for obsolescence	(17,004)	(8,602)
	170,990	137,959

Changes in the allowance for inventory obsolescence is as follows:

	12/31/10	12/31/09
Balance at the beginning of the year	(8,602)	(4,275)
Additions	(44,426)	(4,327)
Disposals	36,024	-
Balance at the end of the year	(17,004)	(8,602)

8.    Deferred and recoverable taxes

	12/31/10	12/31/09
Recoverable taxes:
Current assets
ICMS (1)	7,039	4,711
Prepaid IRPJ and CSSL (2)	35,186	37,644
IRRF (3)	8,548	2,044
Withholding tax of public institutions	17,334	18,047
Value-added taxes – IVA (4)	3,512	5,071
Import tax	15,805	18,119
Other recoverable taxes	719	489
Total recoverable taxes - current	88,143	86,125

Deferred taxes:
Non-current assets
Credits on accumulated income tax loss carryforwards	340,055	346,725
Negative basis of social contribution	122,420	124,821
Temporary differences:
Mileage program	70,603	109,300
Provision for doubtful accounts	190,664	187,558
Provision for judicial lawsuits	44,556	60,419
Return of aircraft	11,318	12,455
Others	37,929	24,858
Total deferred tax - non-current assets	817,545	866,136

Non-current liabilities
Brands	21,457	21,457
Rights of flight	190,686	190,686
Maintenance deposits	155,266	151,820
Engine and rotable depreciation	115,098	83,427
Goodwill amortization reversal	51,064	25,532
Aircraft leasing operations	94,950	69,893
Others	13,664	19,488
Total deferred tax - non-current liabilities	642,185	562,303

(1) ICMS: State tax on sales of goods and services.
(2) IRPJ: Brazilian federal income tax on taxable net profits.
     CSLL: social contribution on taxable net profits, created to finance social programs and funds.
(3) IRRF: withholding of income tax applicable on certain domestic operations, such as payment of fees for some service providers, payment of salaries and financial income resulting from bank investments.
(4) IVA: Value-added tax for sales of goods and services abroad.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The Company and its subsidiary have tax losses and negative bases of social contribution in the determination of the taxable profits, to be compensated with 30% of the annual taxable profits, with no expiration term, in the amounts described below:

	12/31/10	12/31/2009
Accumulated income tax loss carryforwards	1,564,475	1,626,640
Negative basis of social contribution	1,564,475	1,626,640

On December 31, 2010, tax credits resulting from tax losses and negative basis of social contribution were recorded based on the firm expectation of generation of future taxable profits of the Company and its subsidiaries, in accordance with the legal limitations.

The projections of future taxable income for utilization to compensate tax losses and negative basis of social contribution, are technically prepared and supported based on their business plans which are approved by the Board of Directors and indicate the existence of sufficient taxable profit for the realization of the deferred tax assets recognized.

The Company total tax credit is R$90,073. However the Company recognized an impairment of R$69,447 for the credits with no perspective to be realized in an immediate future.

The Management considers that the deferred tax assets resulting from temporary differences will be realized proportionally to the realization of provisions and final resolution of future events.

The reconciliation between income tax and social contribution, calculated by the application of the statutory tax rate combined with values reflected in the net income, is shown below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

	12/31/10	12/31/09	12/31/08
Income before Income Taxes	386,496	756,136	(1,195,042)
Combined tax rate	34%	34%	34%
Income tax at combined tax rate	(131,409)	(257,086)	406,314
Adjustments for calculating the effective tax rate:
Non-deductible income from subsidiaries	(26,283)	3,796	(3,876)
Tax benefit not recognized on previous periods	11,611	270,158	(329,406)
Nondeductible expenses (non taxable income) of subsidiaries	(23,001)	22,970	(30,281)
Income tax on permanent differences	(8,089)	(10,076)	11,865
Exchange variation on investments abroad	4,872	104,934	(98,921)
Income tax and social contribution expenses	(172,299)	134,696	(44,305)

Current income tax and social contribution	(53,855)	(609)	(57,338)
Deferred income tax and social contribution	(118,444)	135,305	13,033
	(172,299)	134,696	(44,305)

9.    Prepaid expenses

	12/31/10	12/31/09

Deferred losses from sale-leaseback transactions (a)	63,574	72,947
Prepayments of hedge awards	30,154	23,190
Prepayments of leasing	33,322	35,453
Prepayments of insurance	27,860	37,208
Prepayments of commissions	16,628	14,705
Others	5,666	4,799
	177,204	188,302

Current	123,003	124,728
Non-current	54,201	63,574

(a)    During the accounting periods of 2007, 2008 and 2009, the Company registered losses with sale-leaseback transactions performed by its subsidiary GAC Inc. for 9 aircraft in the amount of R$89,337. These losses are being deferred and amortized proportionally to the payments of the respective leasing contracts during the contractual term of 120 months. Further information related to the sale-leaseback transactions are described in Note 23b.

10.  Deposits

Maintenance deposits

Under certain existing lease agreements, maintenance deposits are paid to aircraft and engine lessors that are to be applied to future aircraft maintenance. The maintenance deposits paid under lease agreements exempt neither the obligation to maintain the aircraft nor the cost risk associated with the maintenance activities of the aircraft lessor. The Company maintains the right to select any third-party maintenance provider or to perform such services in-house.

These deposits are calculated based on a performance measure, such as flight hours or cycles, and are available for reimbursement to the Company upon the completion of the maintenance of the lease aircraft.  Therefore, these amounts are recorded as a deposit on the balance sheet and the maintenance cost is recognized when the underlying maintenance is performed, in accordance with the Company’s maintenance policy. Certain lease agreements provide that the excess deposits are not refundable to the Company. Such excess could occur if the amounts ultimately expended for the maintenance events were less than the amounts deposited. Any excess amounts held by lessor or retained by the lessor upon the expiration of the lease, which are not expected to be significant, would be recognized as additional aircraft rental expense.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

Based on regular analysis of deposit recoveries, Management believes that the values disclosed in the consolidated balance are recoverable, and there are no indicators of  impairment of maintenance deposits, which balances on December 31, 2010 are classified in non-current assets and amount to R$456,666 (R$50,429 and R$472,244 on December 31, 2009 in current and non-current assets, respectively).

Additionally, the Company holds contracts with some lessors to replace deposits with letters of credit, to enable the utilization of deposits to cover other disbursements related to leasing contracts. Many of the aircraft leasing contracts do not require maintenance deposits.

Deposits in guarantee for leasing contracts

As required by the leasing contracts, the Company makes guarantee deposits on behalf of the leasing companies, the refund of which occurs upon the contract expiration date. On December 31, 2010, the balance of the guarantee deposits for leasing contracts, classified in non-current assets, is R$127,963 (R$251,716 on December 31, 2009).

Judicial deposits

Judicial deposits substantially represent guarantees related to tax claims under judgment; such deposits will continue until the resolution of conflicts related to them. The balances of judicial deposits on December 31, 2010, recorded in non-current assets totaled R$130,748  (R$81,180 on December 31, 2009).

11.  Transactions with related parties

Graphic, consulting and transportation services

The subsidiary VRG holds contracts with the related party Breda Transportes e Serviços S.A. for the passenger and luggage transportation services between airports, and transportation of employees, which expired on November 16, 2010 and can be renewed every 12 months by additional equal periods by signing an amendment instrument signed by the parties, with annual correction based on the General Market Price Index (IGP-M) variation.

The Subsidiary VRG also holds contracts with related parties Expresso União Ltda., União Transporte de Encomendas e Comércio de Veículos Ltda., Serviços Gráficos Ltda. and HK Consultoria e Participações for providing passenger and luggage transportation services between airports, transportation of express cargoes, transportation of employees, graphic and consulting services, respectively, with 12-month maturity terms without financial charges.

During the year ended on December 31, 2010, VRG recognized total expenses related to these services amounting to R$8,621 (R$10,075 and R$8,287 for the year ended on December 31, 2009 and 2008, respectively). All the entities previously mentioned belong to the same business group.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

Operational lease

VRG is the lessee of the property located at Rua Tamoios, 246, São Paulo – SP, owned by Patrimony Administradora de Bens, controlled by Comporte Participações S.A., the contract for which expires on April 4, 2011, and which includes a clause of annual readjustment based on the General Market Price Index (IGP-M) variation. During the year ended on December 31, 2010, VRG recognized total expenses related to this rental amounting to R$361 (R$428 and R$302 for the year ended on December 31, 2009 and 2008 respectively).

Commercial Agreement with Unidas Rent a Car

In May 2009, VRG signed a commercial agreement with Unidas Rent a Car, a Brazilian car rental company, which provides for a 50% discount to Unidas’  customers in the daily rental rates when they buy air travel tickets on flights operated by the subsidiary VRG via its website. The chairman of the Board of Directors of the Company, Álvaro de Souza, is also a member of the board of directors of Unidas Rent a Car.

Accounts payable – current liabilities

On December 31, 2010, balances payable to related companies amounting to R$230 (R$688 and R$281 on December 31, 2009 and 2008 respectively) are included in the suppliers' balances and substantially refer to the payment to Breda Transportes e Serviços S.A. for passenger transportation services.

Payments to key management personnel

	12/31/10	12/31/09	12/31/08
Salaries and benefits	22,516	13,228	6,928
Social charges	6,833	4,111	3,622
Share-based payments	24,743	3,430	3,599
Total	54,092	20,769	14,149

On December 31, 2010, the Company did not offer post-employment benefits, and there are no benefits for breach of employment agreements or other long-term benefits for Management or other employees.

Share-based payments

The Company’s Board of Directors within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the grant of stock options for key senior executive officers and employees. For the grants until 2009,  the options vest at a rate of 20% per year, and can be exercised up to 10 years after the grant date.

Due to changes in the Stock Option Plan of the Company's shares, approved at the Ordinary Shareholders Meeting held on April 30, 2010, for the 2010 grants, the options become exercisable in respect of 20% as from the first year, an additional 30% as from the second and the remaining 50% as from the third year. The options under this 2010 Plan also may be exercised within 10 years after the grant date.

The fair value of stock options was estimated at the grant date using option-pricing model of Black-Scholes.

The Board of Directors meetings date and the assumptions utilized to estimate the fair value of the stock purchase options using the Black-Scholes option pricing model are demonstrated below:

	Stock option plans
	2005	2006	2007	2008	2009 (a)	2010 (b)
Board of Directors meeting date	December 9, 2004	January 2, 2006	December 31, 2006	December 20, 2007	February 4, 2009	February 2, 2010
Total of options granted	87,418	99,816	113,379	190,296	1,142,473	2,774,640
Option exercisable price	33.06	47.30	65.85	45.46	10.52	20.65
Fair value of the option on the grant date	29.22	51.68	46.61	29.27	8.53	16.81
Estimated volatility of the share price	32.52%	39.87%	46.54%	40.95%	76.91%	77.95%
Expected dividend	0.84%	0.93%	0.98%	0.86%	-	2.73%
Risk-free return rate	17.23%	18.00%	13.19%	11.18%	12.66%	8.65%
Option duration (years)	10	10	10	10	10	10

(a) On April 2010 additional options were granted, totaling 216,673 in addition to those approved by the 2009 plan.
(b) On April 2010 additional options were approved totaling 101,894, referring to the 2010 plan.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

Changes in the stock options as of December 31, 2010 are shown as follows:

	Stock options	Average weighted purchase price
Options in circulation as of December 31, 2008	366.987	48,05
Granted	1.142.473	10,52
Exercised	(22.650)	10,37
Cancelled	(420.783)	10,80
Options in circulation as of December 31, 2009	1,066,027	26.59
Granted	2,991,313	19.92
Exercised	(162,934)	11.14
Cancelled	(417,722)	26.71
Options in circulation as of December 31, 2010	3,476,684	20.56

Number of options exercisable as of December 31, 2009	320,438	29.04
Number of options exercisable as of December 31, 2010	955,975	22.88

The interval of the exercise prices and the average maturity of the outstanding options, as well as the intervals of the exercise prices for the exercisable options as of December 31, 2010, are summarized below:

Options in circulation				Options exercisable
Exercise price intervals	Options in circulation as of December/2009	Remaining weighted average maturity	Weighted average exercise price	Options exercisable as of December/2010	Weighted average exercise price
33.06	32,905	5	33.06	32,905	33.06
47.30	39,643	6	47.30	39,643	47.30
65.85	45,602	7	65.85	36,482	65.85
45.46	111,598	8	45.46	66,959	45.46
10.52	652,998	9	10.52	261,199	10.52
20.65	2,593,938	10	20.65	518,787	20.65
10.52-65.85	3,476,684	9.64	20.56	955,975	22.88

For the year ended on December 31, 2010, the Company registered in the shareholder’s equity a result with stock options in the amount of R$24,743 (R$4,540 and R$5,362  for the year ended on December 31, 2009 and 2008 respectively), being the expense presented in the consolidated statements of operations as labor expenses.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

12.  Earnings per share

Although, there are differences in voting rights and liquidation preferences, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders have identical rights to earnings and are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. Therefore, the Company understands that, substantially, there is no difference between preferred shares and common shares and the basic earnings per share calculation should be the same for both shares.

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

	12/31/10		12/31/09	12/31/08
Numerator
Net income (loss) for the year	214,197		890,832	(1,239,347)

Denominator
Weighed mean of shares in circulation related to basic earnings per share (in thousands)	268,564		227,472	202,301

Treasury shares		-	-	(1,108)

Adjusted weighted-average shares outstanding for basic earnings per share (in thousands)	268,564		227,472	201,193

Effects of options deductible
Executive option plan to purchase shares (in thousands)	390		111	-

Adjusted weighed mean of shares in circulation and presumed conversions related to the diluted earnings per share (in thousands)	268,954		227,583	201,193

Basic earnings (loss) per share	0.798		3.916	(6,160)
Diluted earnings (loss) per share	0.796		3.914	(6,160)

On December 31, 2010, the diluted profit per share was computed by considering the instruments that may have potential dilutive effect in the future. On December 31, 2010 the exercise price of vested stock options of the 2009 and 2010 plans are lower than the average market quotation of the period (in the money). The 2009 plan is in the money even when the vesting stock options expenses are included in the exercise price.

On December 31, 2010 the total of 1,171,786 stock options have dilutive effect (364,204 stock options on December 31, 2009).

13. Property, plant and equipment

	12/31/10				12/31/09
	Annual weighted depreciation	Cost	Accumulated depreciation	Net value	Net value
Flight equipment
Aircraft under financial leases	6%	2,553,145	(342,712)	2,210,433	2,021,083
Sets of replacement parts and spare engines	4%	778,679	(128,921)	649,758	548,411
Aircraft reconfigurations	20%	153,892	(66,900)	86,992	39,927
Aircraft and safety equipment	20%	1,287	(686)	601	682
Tools	10%	19,718	(5,253)	14,465	12,144
		3,506,721	(544,472)	2,962,249	2,622,247
Property and equipment in use
Vehicles	20%	8,728	(5,419)	3,309	2,472
Machinery and equipment	10%	23,350	(7,606)	15,744	14,231
Furniture and fixtures	10%	17,895	(7,199)	10,696	10,183
Computers and peripherals	20%	37,542	(23,188)	14,354	13,686
Communication equipment	10%	2,665	(1,148)	1,517	1,365
Facilities	10%	4,363	(2,171)	2,192	2,652
Maintenance center – Confins	7%	104,405	(11,245)	93,160	86,664
Improvements in third-party properties	20%	31,568	(13,028)	18,540	23,265
Work in progress	-	15,546	-	15,546	10,050
		246,062	(71,004)	175,058	164,568
		3,752,783	(615,476)	3,137,307	2,786,815

Advances for acquisition of aircraft	-	323,661	-	323,661	538,898
		4,076,444	(615,476)	3,460,968	3,325,713

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The movement in property, plant and equipment balances are shown below:

	Property, plant and equipment under financial leasing (a)	Other flight equipment	Advances for acquisition of property, plant and equipment (b)	Other	Total
On December 31, 2008	1.308.562	595.265	969.554	137.724	3.011.105
Additions	823.943	53.090	122.758	44.832	1.044.603
Disposals	(43.299)	(75)	(553.394)	(340)	(597.108)
Depreciation	(68.123)	(47.116)	-	(17.648)	(132.887)
On December 31, 2009	2,021,083	601,164	538,898	164,568	3,325,713
Additions	381,078	200,543	293,239	29,926	905,130
Disposals	-	(2,740)	(508,476)	(297)	(511,513)
Depreciation	(191,728)	(47,151)	-	(19,139)	(258,018)
On December 31, 2010	2,210,433	751,816	323,661	175,058	3,460,968

(a)    Refers to aircraft held under finance leases agreements in the total of R$2,210,433 net of depreciation on December 31, 2010 (R$2,021,083 on December 31,2009).

(b)   The disposals of pre-delivery deposits correspond to the amounts returned by the Boeing Co. at the time the aircraft is delivered to the Company. These resources are used for the financing payment of respective credit lines for advance for aircraft acquisition as described in Note nº15, under the captions PDP.

14. Intangible assets

	Goodwill (a)	Trade names	Airport operating rights	Software	Total
Balance on December 31, 2008	542,302	63,109	560,842	44,067	1,210,320
Additions	-	-	-	31,431	31,431
Amortizations	-	-	-	(9,966)	(9,966)
Balance on December 31, 2009	542,302	63,109	560,842	65,532	1,231,785
Additions	-	-	-	58,512	58,512
Amortizations	-	-	-	(23,120)	(23,120)
Balance on December 31, 2010	542,302	63,109	560,842	100,924	1,267,177
(a)   The goodwill arising on the acquisition of subsidiary VRG on 03/28/2007.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The Company has allocated goodwill and intangible assets with indefinite lives, acquired through business combinations, for the purposes of impairment testing to a single cash-generating unit which is the operating subsidiary VRG.

The recoverable amount of the cash generating unit has been measured on the basis of its value-in-use, by applying cash flow projections based on the Company’s approved business plan covering a five-year period followed by the long-term growth rate of 3%, The pre-tax discount rate applied to the cash flow projections is 20.46%.

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

•    Royalties flow stream that could be obtained from licensing of an intangible asset to a third party on a transaction between non related parties.

On December 31, 2010 and 2009, the impairment test of goodwill and other intangible assets resulted in no recognition of losses.

15. Short and Long Term Debt

		Effective average interest rate (p,y,)
	Maturity	12/31/10	12/31/10	12/31/09
Short term debt
Local currency:
Working capital	Aug, 2010	2.68%	-	160,000
BNDES loan	Jul, 2012	8.66%	14,352	14,352
BNDES loan Safra	Mar, 2014	11.46%	27,550	-
BDMG loan	Jan, 2014	8.05%	3,376	2,800
Interest			19,721	3,309
			64,999	180,461
Foreign currency (in U.S. Dollars):
Working Capital	Aug, 2010	2.68%	83,803	-
Loan for advance for aircraft acquisition (PDP I)	Feb, 2010	-	-	111,585
Loan for advance for aircraft acquisition (PDP II)	Dec, 2010	2.74%	-	131,836
IFC loan	Jul, 2013	4.15%	13,885	14,510
FINIMP	Jun, 2011	2.69%	2,718	-
Interest			33,969	16,624
			134,375	274,555
			199,374	455,016

Financial Lease	Dec, 2021		146,634	136,679
Total short term debt			346,008	591,695

Long term debt
Local currency:
BNDES	Jul, 2012	8.66%	8,372	22,725
BNDES - intermediated by Banco Safra	Mar, 2014	11.46%	70,934	-
BDMG	Jan, 2014	8.05%	27,332	10,056
Debentures	Sep, 2015	12.63%	593,870	374,045
			700,508	406,826
Foreign currency (in U.S. Dollars)
IFC loan	Jul, 2013	4.15%	27,770	43,530
Senior bonus I	Apr, 2017	7.50%	347,501	360,993
Senior bonus II	Jul, 2020	9.25%	487,887	-
Perpetual bonus	-	8.75%	297,944	310,079
			1,161,102	714,602
			1,861,610	1,121,428

Financial Lease	Dec, 2021		1,533,470	1,420,739
Total long term debt			3,395,080	2,542,167
			3,741,088	3,133,862

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The due dates of long-term debts for the next periods as follows:

					After 2015
	2012	2013	2014	2015		Total
Local currency:
BNDES loan	8,372	-	-	-	-	8,372
Loan – Safra	28,899	28,899	13,136	-	-	70,934
BDMG and BDMG II loan	3,273	6,381	4,394	4,119	9,165	27,332
Debentures	-	-	-	593,870	-	593,870
	40,544	35,280	17,530	597,989	9,165	700,508

Foreign currency (Dollars):
IFC	13,885	13,885	-	-	-	27,770
Senior bonus I	-	-	-	-	347,501	347,501
Senior bonus II	-	-	-	-	487,887	487,887
Perpetual bonus	-	-	-	-	297,944	297,944
	13,885	13,885	-	-	1,133,332	1,161,102
Total	54,429	49,165	17,530	597,989	1,142,497	1,861,610

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

Working capital

On December 31, 2010, the Company had USD50,000 equivalent to R$83,803 (R$160,000 on December 31, 2009), related to working capital credit lines with a financial institution. The Company also contracted a swap operation, changing the effective cost of the loan to 118% of CDI- over, in local currency (10.89% on December 31,2009).

BNDES loan (Direct)

On July 31, 2006, the Company contracted with BNDES Direct with the main goal of expansion of  the facilities of Confins Maintenance Center, purchase of domestic equipment and materials, the acquisition of national software, customization of software made in the country and technical and managerial staff, aimed at increasing its market share in civil aviation. The weighted average rate for this loan in local currency at December 31, 2010 was 8.66% (8.90% on December 31, 2009). On December 31, 2010 the amount included in current liabilities and non-current liabilities was R$14,352 and R$8,372 (R$14,352 and R$22,725 on December 31, 2009). The loan requires as a guarantee, bank certificate deposits with minimum amount of R$8,000 reported as restricted cash.

BNDES loan – intermediated by Banco Safra

On March 31, 2010, VRG contracted with Banco Safra a credit line amounting to R$44,436 with funds from the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), via its indirect transfer program “Finame Moderniza BK”. The funds will be aimed at the modernization of turbines in specialized Brazilian maintenance centers. The loan term is 48 months, with a 6-month grace period and with capital to be amortized monthly, The monthly payment of interest is computed based on TJLP plus 5.5% per year. On December 31, 2010, the company has no assets given as guarantee for this credit line.

On May 26, 2010, VRG received from Banco Safra the amount of R$23,000 related to the second part of the credit line with funds from the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), via its indirect transfer program “Finame Moderniza BK”. The loan term is 48 months, with maturity date in May, 2014 with 6 months grace period and capital to be amortized monthly. The monthly payment of interest is computed based on TJLP plus 5.5% per year.

On September 27, 2010, R$ 33,705 was released to VRG at Banco Safra which is the third part of the line of credit with funds from the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) through its program indirect transfer "Finame modernizes BK". The loan collection has a term of 48 months expiring in September 2014, with 6 months grace period and monthly principal amortization. The monthly payment of interest is calculated based on the TJLP plus 5.5% per year. On December 31, 2010, the amount recorded in current liabilities and non-current liabilities was R$27,550 and R$70,934, respectively.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

BDMG loan

On February 29, 2010, VRG received funds from BDGM (Banco de Desenvolvimento de Minas Gerais) amounting to R$20,000, which will be also used in the financing for the expansion of the Aircraft Maintenance Center at the Confins International Airport in Minas Gerais and the construction of the Brake maintenance center, located in Tancredo Neves International Airport in Lagoa Santa, Minas Gerais. The total loan term is eight years with 36-month grace period and interest computed by using the IPCA (National Price Index Consumer) variation as basis plus 6% per year. The loan is amortized monthly over 60 months. The financing requires a certificate of bank deposit as guarantee amounting at least to R$26,500 reported as restricted cash. On December 31, 2010, the amount included in current liabilities and noncurrent liabilities was R$3,376 and R$27,332 (R$2,800 and R$10,056 on December 31,2009).

FINIMP loan

On December 31, 2010, VRG had a loan of R$2,718 (USD1,655) from the Banco do Brasil. The funds are for the financing of the import of parts and aircraft components. The loan has a term of one year and the amortization of both principal and interest maturity date is on June 14, 2011. The interest rate of this operation is LIBOR plus 1.5%.

IFC loan

In June 2006, the Company through its subsidiary VRG, signed a floating rate guaranteed loan from the International Finance Corporation (IFC) in the amount of R$108,000 (USD50,000). The loan is being used to purchase spare parts and for working capital. The loan has a term of six years with interest calculated at LIBOR plus 1.875% p.y. and is guaranteed by a pledge on parts and equipment in the amount of R$7,256 (USD4,167) within a 6 months period. In July 2009, the Company renegotiated the contract by modifying the debt interest rate of Libor plus 1.875% p.y. to LIBOR plus 3.75% p.y.. On December 31, 2010, the balance included in short and long term was R$13,885 and R$27,770 (RS14,510 and R$43,530 at December 31, 2009).

Debentures

On September 30, 2010, the Company approved the fourth public issue of 600 debentures convertible into shares in a single series issued by VRG and guaranteed by the Company, and without collateral at par value of R$1,000, totaling R$ 600,000. This issue is intended to prepay the third issue which occurred in May 2009 and provide the working capital needs of VRG. The issuance costs were R$6,453, which comprise the net amount of R$593,547. The maturity of the bonds is five years from the date of issuance and its repayment will be entirely recognized on September 30, 2015. The debentures are paid at an interest rate of 118% of CDI. On December 31, 2010, the amount recorded in long term debt was R$593,870 (R$374,045 on December 31, 2009).

This issue is subject to early redemption in whole or in part by the issuer at any time at its discretion, with a premium payment of 1.1% calculated as determined by its legal instruments.

Senior Bonds

On March 22, 2007, the Company through its subsidiary Finance, issued senior notes totaling R$463,545 (USD225 million) guaranteed by the Company and VRG. The senior notes maturity date is in 2017, with interest at 7.50% p.y.. The funds raised are being used to finance the pre-payments for purchase of aircraft in addition to own resources and bank loans obtained by US Exim Bank guarantee. On December 31, 2010, the balance recorded in long term debt was R$347,502 (senior bonds I) (R$ 360,993 at December 31, 2009).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

On July 13, 2010, the Company through its subsidiary Finance, raised funds through the issuance of senior notes denominated in US dollars amounting to R$525,510 (USD $ 300 million) on the day of collection, with maturity date in 2020, interest of 8.50% p.y. and guaranteed by the Company and VRG. The issuance costs were R$12,635, which comprise the net captured amount of R$512,875. The net proceeds were used to pay debt maturing in the next three years. The senior bonds may be redeemed at face value after five years from the date of issuance. On December 31, 2010, the amount recorded in long term debt was R$487,887 (senior bonds II).

Perpetual Bonds

On April 5, 2006, the Company, through its subsidiary Finance, raised funds by issuing perpetual bonds denominated in U.S. dollars with a nominal value of R$ 426,880 (USD200 million) with guarantees by the Company and VRG. The perpetual notes have no fixed final maturity date and can be redeemed at face value after five years of issuance, bearing interest at 8.75% p.y.. The funds raised are being used to finance purchase of aircraft in addition to own resources and bank loans guaranteed by the U.S. Exim Bank. On December 31, 2010, the amount recorded in long term debt was R$297,944 (R$310,079 at December 31, 2009).

Fair values of senior and perpetual bonus, on December 31, 2010, reflecting the frequent readjustment of market quotations of these instruments, based on the exchange rate in effect on the balance sheet closing date, are shown below:

	Consolidated
	Book	Market
Senior notes (I and II)	835,389	896,280
Perpetual bonus	297,944	323,943

Finance leases

Future payments for considerations of leasing contracts are established in U.S. Dollars, on December 31, 2010 and December 31, 2009 as follows:

	12/31/10	12/31/09
2010	-	207,877
2011	227,174	206,823
2012	227,174	204,907
2013	227,174	204,053
2014	227,174	204,053
2015	219,576	204,053
Beyond 2015	935,450	771,817
Total of minimum lease payments	2,063,722	2,003,583
Less: total interest	(383,618)	(446,165)
Present value of minimum leasing payments	1,680,104	1,557,418
Less: short-term installment	(146,634)	(136,679)
Long-term installment	1,533,470	1,420,739

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The discount rate used to calculate the present value of the minimum leasing payments is 6.23% on December 31, 2010 (6.64% on December 31, 2009). There are no significant differences between the present value of minimum leasing payments and the market value of these financial liabilities.

The Company extended the maturity date of financing for some of its aircraft leased during 15 years, by using the SOAR (mechanism for extending the amortization and financing payment) structure, which enables performing calculated drawdowns to be made for settlement by payment in full at the end of the leasing contract. On December 31, 2010 the value of withdrawals performed for the integral payment on the expiration date of the leasing contract is R$37,407 (R$24,617 on December 31, 2009).

Restrictive covenants

The Company has restrictive covenants in loan agreements with the following financial institutions: IFC, BNDES, Banco do Brasil and Debentures.

The Company complied with the minimum parameters set with all financial institutions required for the indexes for the year ended December 31, 2010.

16.  Advance ticket sales

On December 31, 2010, the balance of advance ticket sales in current liabilities of R$517,006 (R$561,347 on December 31, 2009) is represented by 2,270,720 tickets sold and not yet used with 95 days of average term of use (96 days on December 31, 2009 ).

17.  Smiles deferred revenue

Since the VRG´s acquisition, the Company has a mileage program denominated Smiles (“Smiles Program”), This program consists in the reward of mileage credits, though the accumulation of mileage credits by the passengers, to use for additional travel. The obligations assumed under the frequent flyer program, (“Smiles Program”) were valued at the VRG’s acquisition date at estimated fair value that represents the estimated price that the Company could pay to a third party to assume the mileage obligation expected to be recovered on the mileage program.

On December 31, 2010, the balance of Smiles deferred revenue is R$26,200 and R$181,456 classified in the current and non-current liabilities, respectively (R$92,541 and R$221,414 on December 31, 2009 and R$90,043 and R$262,626 at December 31, 2008, respectively).

18. Advances from customers

On September 30, 2009, the Company, via its subsidiary VRG, completed a partnership with Banco Bradesco S.A. and Banco do Brasil S.A. with an operational agreement for issuing and managing credit cards in the “co-branded” format, related to the purchase of miles of the mileage program, access rights and utilization of the program customers database, and plus an additional based on variable remuneration conditioned by the right to access and use of customer credit cards by financial institutions and participation in the billing registered in respect of the issued cards for the term of 5 years, totalizing approximately R$481 million.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

On December 31, 2010, the balance reported in the advances from customers caption in the current liabilities, related to this agreement, corresponds to R$16,484, and R$33,262 in non-current liabilities.

On July 27, 2009, the Company, through its wholly-owned subsidiary VRG signed a commercial agreement with the Travel Operator and Agency CVC Tur Ltda, (“CVC”), during 6 months, and amounting to R$50,000, to enable the sale of air travel tickets for flights operated by VRG, which was extended by an amendment, This amendment was replaced by the commercial agreement signed on June 08, 2010 in the amount of R$50,000, to enable the sale of national and international charters. On December 31, 2010, the balance reported in the advances to customers in the current liabilities, related to this agreement is R$8,097.

19. Tax obligations

	12/31/10	12/31/09

PIS and COFINS	83,857	63,971
REFIS	38,166	38,166
IOF	125	13,415
IRRF on wages and benefits	20,895	8,855
CIDE	354	4,593
ICMS	3,581	2,121
Import tax	3,712	2,455
Others	7,222	12,343
	157,912	145,919

Current	58,197	57,277
Non-current	99,715	88,642

PIS and COFINS

With the start of the system of non-cumulative taxation in the calculation of the PIS (Law no.10637/02) and COFINS (Law no. 10833/03), the subsidiary VRG has implemented these rules as well as questioning the rate application for calculating these contributions. The provision recorded  in the balance on December 31, 2010 in the amount of R$83,857 (R$63,971 on  December 31, 2009) includes the portion not paid, monetarily restated  by the SELIC rate. There are judicial deposits in the amount of R$66,963 (R$49,518  on December 31, 2009) to ensure the suspension of the tax credit.

Adherence to the Program of Subdivision of Federal Taxes (REFIS)

On November 30, 2009, the Company and its subsidiary VRG filed its adherence to the Program of Subdivision of Federal Taxes (REFIS), as provided in Law no. 11941 of May 27, 2009, including all of its debts with the Receita Federal do Brasil and Procuradoria-Geral da Fazenda Nacional (Brazilian IRS), maturing through November 30, 2008.

The management decided to pay the debts of R$11,610 related to GLAI and R$35,012 related to VRG in 180 installments. This payment method offers reductions of 60% of the specific fines for late payment charges, 25% of interest and 20% of fines, reducing the value of debt to R$10,257 and R$27,909 for GLAI and VRG, respectively.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The debts consolidation is scheduled for June, 2011, according with the resolution PGFN/RFB no. 2/2011, and upon such consolidation the Company and its subsidiary VRG will use part of their tax credits relating to tax loss carryforwards of social contribution to settle amounts related to interest and penalties amounting to R$1,645 and R$9,032 for GLAI and VRG, respectively.

20. Provisions

	Insurance provision	Aircraft return	Onerous contracts	Litigation	Total
Balance on December 31, 2008	139.409	102.615	8.250	72.323	322.597
Additional provisions recognized	-	13.113	2.080	13.000	28.193
Utilized provisions	(96.777)	(95.936)	-	(13.469)	(206.182)
Reversal	-	-	-	(1.515)	(1.515)
Balance on December 31, 2009	42,632	19,792	10,330	70,339	143,093
Additional provisions recognized	70,373	37,733	-	18,842	126,948
Utilized provisions	(81,935)	(24,237)	(445)	(18,545)	(125,162)
Balance on December 31, 2010	31,070	33,288	9,885	70,636	144,878

On December 31, 2009
Current	42,632	19,792	3,835	-	66,259
Non-current	-	-	6,495	70,339	76,834
	42,632	19,792	10,330	70,339	143,093

On December 31, 2010
Current	31,070	21,228	3,669	-	55,967
Non-current	-	12,060	6,216	70,636	88,911
	31,070	33,288	9,885	70,636	144,878

Insurance provision

The Management keeps insurance coverage in amounts considered necessary to cover any claims, in view of the nature of the Company’s assets and the risks inherent in its operating activities, with due heed being paid to the limits set in the lease agreements, in compliance with provisions of the Law nº 10744/03. In 2009 the balance also included provisions related to the accident of an aircraft during Gol Airlines Flight 1907 on September 29, 2006 and amounts payable for aircraft insurance.

Aircraft returns

The aircraft return costs includes provisions for the maintenance to meet the contractual return conditions on engines held under operating leases.

Onerous contracts

On December 31, 2010, the Company recorded a provision of R$9,885, with R$3,670 classified in current liabilities and R$6,216 in non-current liabilities (R$10,330 on December 31, 2009) for onerous operating lease contracts related to 2 Boeing 767-300 aircraft that are out of operation and are maintained under operating leases. The provision represents the present value of the future lease payments that the Company is presently obliged to make under non-cancelable onerous operating lease contracts, less revenue expected to be earned on the lease, including estimated future sub-lease revenue, when applicable. The assumptions are judgemental estimates and the liquidation of these transactions may result in values significantly different from that reported by the Company. The term of the lease contracts ranges from 2 to 4 years.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

Litigation

On December 31, 2010, the Company and its subsidiaries are involved in judicial lawsuits and administrative proceedings, totaling 15,947 distributed as follows: 8,756 civil claims, 1,379 administrative proceedings and 5,747 labor claims, including 65 civil and labor administrative proceedings.

The civil lawsuits are primarily related to compensation claims generally related to flight delays, flight cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay and pay differentials.

The lawsuits are classified into Operation (those arising from the normal course of operations) and Succession (those arising from the application for recognition of succession by obligations of the former Varig S.A.). According to this classification, the quantity of processes are as follows:

	Operation	Sucession	Total
Civil judicial	8,087	669	8,756
Civil administrative	1,347	32	1,379
Labor judicial	1,391	4,356	5,747
Labor administrative	63	2	65
Total	10,888	5,059	15,947

The estimated provisions related to civil and labor suits with probable loss risk are shown below:

	12/31/10	12/31/09
Civil	29,786	35,524
Labor	40,850	34,815
	70,636	70,339

Provisions are reviewed based on the evolution of the processes and history of losses through the current best estimate for labor and civil cases.

There are other suits evaluated by Management and by lawyers as possible risk, in the estimated amount of R$10,681 for civil claims and R$7,530 for labor claims on December 31, 2010 (R$54,823 and R$1,731 on December 31, 2009 respectively), for which no provisions have been recorded.

The Company is involved in 4 labor claims in France, resulting from debts of the former Varig S.A.. During the year ended on December 31, 2010, the Company had a favorable decision (decision from trial court) in terms of non-succession. The value involved in the discussions (not provided) is approximately R$4,676 (corresponding to €2,1 million).

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

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The estimated aggregated value of the judicial disputes in progress related to non-chargeable of ICMS tax on the above mentioned imports is R$193,173 on December 31, 2010 (R$210,164 on December 31, 2009) monetarily adjusted, and not including arrears interest. Based on the evaluation of the subject by its legal counselors and supported by suits of the same nature judged favorably to the taxpayers by the High Court (STJ) and Supreme Federal Court (STF) in the second quarter of 2007 the Company understands that chances of loss are remote, and thus did not make provisions for the amounts.

Although the result from these suits and proceedings cannot be forecasted, and based on consultations made with its external legal counselors, the Company understands that the final judgment of these suits will not have any relevant adverse effect on the financial position, operating results and cash flows of the Company.

21. Shareholders’ equity

a)  Capital stock

On December 31, 2010, the capital of the Company is represented by 270,336,668 shares, with 137,032,734 common shares and 133,303,934 preferred shares. The Fundo de Investimento em Participações Volluto (previously named Fundo de Investimento em Participações ASAS) is the Company’s controlling fund which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

Shareholding composition is shown below:

	12/31/10			12/31/09
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	26.98%	63.99%	100.00%	26.96%	63.64%
Others	-	1.42%	0.70%	-	1.57%	0.78%
Treasury shares	-	0.34%	0.17%	-	0.34%	0.17%
Alliance Bernstein L.P.	-	6.38%	3.15%	-	-	-
Free float	-	64.88%	31.99%	-	71.13%	35.41%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock on December 31, 2010 is R$4 billion. Within the authorized limit, the Company can, with approval by the Board of Directors, increase the capital stock independently of statutory reform, by issuing shares, without preserving the proportion among the different kinds of shares. The Board of Directors will define the issuance conditions, including price and paid-in term.

At the discretion of the Board of Directors, the right of preference can be excluded, or the term can be reduced for its exercise, in the issuance of preferred shares, when placement of which is made by offers in the stock exchange or public subscription, or also by exchange of shares, in a  public bid for a shareholding acquisition, under the terms provided in the legislation. The issuance of beneficiary shares is prohibited under the terms of the Company social statutes.

Preferred shares do not have voting rights, except in the case of specific facts provided by the law. These shares have preference in respect of: priority in capital reimbursement, without premium and right to be included in a public bid as a result of control divestiture based on the same price paid for the share of the control block, by assuring dividends at least equal to the common shares. In addition, the Differentiated Corporate Governance Practices – Level 2 of BM&FBOVESPA, provides the concession of voting rights to preferred shareholders in subjects related to corporate restructuring, mergers and transactions with related parties.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

During the year ended on December 31, 2010 there were the following capital increases:

Date	Amount	Type
February 2 (i)	306	Stock Options
March 11 (ii)	83	Stock Options
May 5 (iii)	119,066	Private shares issue
May 5 (iv)	82	Stock Options
August 9 (v)	65	Stock Options
September 2 (vi)	7	Stock Options
November 9 (vii)	861	Stock Options
December 20 (viii)	348	Stock Options
December 29	43	Stock Options under approval
Total	120,861

          i.      During the meeting of the Board of Directors conducted on February 02, 2010, it was deliberated an increase of capital stock by R$540, by issuing of 52,182 preferred shares arising from the exercise of options to purchase shares granted under the option plan, for which the amount of R$234 was increased during the period ended on December 31, 2009.

        ii.      During the meeting of the Board of Directors conducted on March 11, 2010, it was deliberated an increase of capital stock by R$83, by issuing of 7,980 preferred shares arising from the exercise of options to purchase shares granted under the option plan.

      iii.      During the meeting of the Board of Directors conducted on May 5, 2010, it was deliberated an increase of capital stock in the amount of R$119,066, with the issuance of 4,883,756 shares (3,833,076 common shares and 1,050,680 preferred shares), all of them nominative, registered, without nominal value. The issuance price of common and preferred shares was established as being R$24,38 per common and preferred share, established based on the quotation of shares issued by the Company in Bolsa de Valores, Mercadorias e Futuros (Future Exchange - “BM&FBovespa”), on May 5, 2010.

      iv.      During the meeting of the Board of Directors conducted on May 5, 2010, it was deliberated an increase of capital stock by R$82, by issuing of 7,750 preferred shares arising from the exercise of options to purchase shares granted under the option plan.

        v.      During the meeting of the Board of Directors conducted on August 9, 2010, it was deliberated an increase of capital stock by R$65, by issuing of 6,011 preferred shares arising from the exercise of options to purchase shares granted under the option plan.

      vi.      During the meeting of the Board of Directors conducted on September 2, 2010, it was deliberated an increase of capital stock by R$7, by issuing of 660 preferred shares arising from the exercise of options to purchase shares granted under the option plan.

    vii.      On November 9, 2010,  the Board of Directors approved a capital increase of R$861, by issuing of 77,243 preferred shares arising from the exercise of options to purchase shares granted under the option plan.

  viii.      On December 20, 2010, the Board of Directors approved the capital increase of R$348, by issuing of 21,548 preferred shares arising from the exercise of options to purchase shares granted under the option plan.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

As a result, the capital of the company was increased to R$2,315,655, representing 270,336,668 shares, being 137,032,734 common shares and 133,303,934 preferred shares.

On June 09, 2010 it was announced that the shareholder Alliance Bernstein L,P, and its affiliate AXA Investment Managers acquired 8,748,869 preferred shares issued by the Company totaling 6,57% of the preferred shares. This acquisition is related to a minority investment which has not changed the control composition neither the administrative structure of the Company.

The quotation of  Gol Linhas Aéreas Inteligentes S.A. shares’on December 31, 2010, in the São Paulo Stock Exchange – BOVESPA, corresponded to R$25,10, and US$15,38 in New York Stock Exchange – NYSE. The book value per share on December 31, 2010 is R$10,83 (R$10,71 on December 31, 2009).

b) Retained earnings

According to Brazilian corporate law and to the Company’s bylaws, the Company is required to maintain a “legal reserve” to which it must allocate 5% of its net income of the period, after the realization of accumulated losses, according to article 193 of Law no. 11638/07, limited to 20% of capital. On December 31, 2010, the legal reserve was constituted by the amount of R$10,710 and the balance on this same date is R$49,833 (R$39,123 on December 31, 2009).

c) Dividends

The Company’s bylaws provide for a mandatory minimum dividend for common and preferred shareholders, in the aggregate of at least 25% of annual net distributable income determined in accordance with Brazilian corporation law which permits the payment of cash dividends only from current net income and certain reserves registered in the Company’s statutory accounting records.

On April 16, 2010 the Company paid dividends in the amount of R$185,839 according to the meeting of the Board of Directors dated on March 11, 2010, related to the year ended on December 31, 2009.

For the year ended December 31, 2010, the Company’s statutory financial statements prepared under BR GAAP presented net income of R$214,197 (R$890,832 on December 31, 2009).

The adjusted net income to determine the proposed dividends was calculated as follows:

2010
Net income for the year	214,197
(-) Legal reserve constitution (5%)	(10,710)
Adjusted net income to determine the mandatory minimum dividend	203,487
Proposed dividends (25%)	50,873
Dividend per share	0.19

d)  Treasury shares

On December 9, 2009, the Board of Directors approved the cancellation of 1,119,775 preferred shares maintained in treasury, amounting to R$29,293 and recorded in the reserve account, On December 31, 2010, the Company has 454,425 treasury shares, totaling R$11,887, with a market price of R$11,792 (R$11,887 at a market price of R$11,851 on December 31, 2009).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

e)  Share-based payments

For the years ended on December 31, 2010, 2009 and 2008, the Company recorded expenses with share-based compensation amounting to R$24,743, R$4,540 and R$5,362 respectively, with the entry in the statement of income in personnel cost.

f) Other comprehensive income

The adjustment based on the fair value of financial investments classified as available for sale, and the financial instruments designated as cash flow hedge are recognized in the Equity Valuation Adjustments caption, net of tax effects, until the contracts’ expiration. The balance on December 31, 2010 corresponds to a gain of R$11,073 (gain of R$818 on December 31, 2009 and loss of R$16,373 at December 31, 2008).

22. Sales Revenue

a)  The net revenue for the year is composed as follows:

	12/31/10	12/31/09	12/31/08
Passenger transportation	6,500,784	5,076,886	6,131,170
Cargo transportation and other revenues	802,632	948,496	537,411
Gross revenue	7,303,416	6,297,929	6,668,581
Related taxes	(323,969)	(272,547)	(262,388)
Net revenue	6,979,447	6,025,382	6,406,193

The revenue amounts are net of certain taxes, including state taxes and other federal and state taxes which are collected from the customers and transferred to the appropriate governmental entities.

b)  Revenue by geographical segment is shown below:

	12/31/10%		12/31/09%		12/31/08%
Domestic	6,548,069	93.8%	5,661,101	94.0%	5,938,118	92.7%
International	431,378	6.2%	364,281	6.0%	468,075	7.3%
Net revenue	6,979,447	100.0%	6,025,382	100.0%	6,406,193	100.0%

23. Commitments

The Company signed a contract with Boeing for the acquisition of aircraft. On December 31, 2010 there are 100 firm orders, 10 purchase rights and 40 purchase options granted in non-charging mode. The approximate value for firm orders, not considering the contractual discounts is R$16,427,824 (corresponding to US$9,859,455). The commitments for purchase of aircraft include estimations for contractual price increases during the construction phase.

Within a year, advances will be made for 19 aircraft, which are scheduled for delivery until December, 2013. On December 31, 2010 these advances represent commitments in the amount of R$1,943,880.

The portion financed by long-term debt, guaranteed by the aircraft, by the U.S. Ex-Im Bank (“Exim”) corresponds approximately to 85% of total cost of the aircraft. Other agents finance the acquisitions with percentages equal or above this percentage, reaching up to 100%.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The Company is making payments related to the acquisitions of aircraft by using its own funds, loans, cash generated in operations, short- and medium-term credit lines, and financing from the supplier.

The following table provides a summary of the company’s payments under aircraft purchase commitments at December 31 of each year:

						After 2015
	2011	2012	2013	2014	2015		Total
Pre-delivery deposits for flight equipment	191,170	401,956	478,754	444,057	360,904	67,038	1,943,880
Aircraft purchase commitments	882,928	386,033	2,107,445	3,380,662	2,944,649	6,726,108	16,427,824
Total	1,074,098	787,989	2,586,199	3,824,719	3,305,553	6,793,146	18,371,704

The Company leases its entire fleet of aircraft under a combination of operating and finance leases. On December 31, 2010, the total fleet was comprised of 125 aircraft, including 86 operational leasing and 39 registered as financial leasing. The Company has 33 aircraft with financial leasing with purchase options. During the year ended on December 31, 2010, the Company received 6 aircraft based on financial leasing, and returned 5 737-300 aircraft, 3 737-300 aircraft and there are 4 737-300 aircraft in the processes of being returned.

a)   Operating leases

Future payments of non-cancelable operating leasing contracts are designated in U.S. Dollars, and on December 31, 2010, these obligations are shown below:

	12/31/10	12/31/09
2010	-	515,936
2011	222,891	489,655
2012	224,343	466,315
2013	225,841	402,497
2014	226,791	245,792
2015	221,488	134,582
Beyond 2015	984,366	243,794
Total minimum leasing payments	2,105,720	2,498,571

b)   Sale-leaseback transactions

On December 31, 2010 the Company had amounts of R$7,564 and R$23,495, respectively, reported in “other obligations” in current liabilities and non current (R$7,172 and R$29,653 on December 31,2009), related to gains with sale-leaseback transactions made by its subsidiary GAC Inc. in 2006, related to eight 737-800 Next Generation aircraft. This gain is being deferred proportionally to the monthly payments of the respective leasing contracts according to the contractual term of 124 months.

On this same date, the Company had amounts of R$9,373 and R$54,201 reported in “prepaid expenses” in current and non current assets, respectively (R$9,373 and R$63,574 on December 31,2009 and R$7,172 and R$36,825 at December 31, 2008), related to losses with sale-leaseback transactions made by its subsidiary GAC Inc. during the years of 2007, 2008 and 2009, related to nine aircraft. These losses are being deferred and amortized proportionally to the monthly payments of the  respective leasing contracts according to the contractual term of 120 months.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

Additionally, in the year ended December 31, 2010, the Company recognized gains of R$17,765 and losses of R$3,155 registered in the income statement. According to the calculation for gain and losses with sale-leaseback transactions, these results could not be deferred, because they are not compensated for by future lease payments at below market price.

24.  Financial instruments

The Company and its subsidiaries have financial assets and liabilities operations and these are partially composed of derivative financial instruments.

The financial derivative instruments are used aiming the hedging against the risks inherent to the operation. The Company and its subsidiaries consider fuel price, exchange rate and interest rates as the most relevant risks, as well as the credit risk associated with its operations. These risks are mitigated by using exchange swap derivatives, U.S. dollar futures contracts and oil and U.S. dollar options.

The Management conducts a formal guideline when administering its financial instruments, observing the Risk Management Policy which is periodically defined by the Financial Policies and Risk Committee, submitted to the Board of Directors. The Committee sets forth the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and eventual financial effects and also prevents the execution of financial instruments speculative operations.

The earnings from these operations and the application of risk management controls are included in the Committee’s monitoring and these have been satisfactory in relation to the objectives proposed.

The fair values of financial assets and liabilities of the Company and its subsidiaries are established through information available on the market and according to valuation methodologies.

Most of the financial instruments for the purpose of protecting against fuel and exchange rate risks provide scenarios with low probability of occurrence, and thus have lower costs when compared with other instruments with higher probability of occurrence. Consequently, in spite of the high correlation between the object protected and the derivative financial instruments contracted, a significant part of the operations provides ineffective results upon their liquidation, which are presented in the tables in this note.

The breakdown of the consolidated accounting balances and the categories of financial instruments included in the balance sheet as of December 31, 2010 and 2009 is identified below:

	Measured at fair value through profit and loss		Measured at amortized cost (a)		Measured at amortized Cost but not through profit and loss (Assets available for sale)
	12/31/10	12/31/09	12/31/10	12/31/09	12/31/10	12/31/09
Assets
Cash and cash equivalents	1,955,858	1,382,408	-	-	-	-
Financial investments	-	-	-	-	22,606	40,444
Restricted cash	34,500	26,084	-	-	-	-
Losses on derivatives operation	3,600	24,113	-	-	-	-
Accounts receivable	-	-	303,054	519,308	-	-
Other receivables	-	-	50,425	60,287	-	-

Liabilities
Loans and financing	-	-	3,741,088	3,133,862	-	-
Suppliers	-	-	215,792	362,382	-	-
Gain on derivatives operations	1,646	-	-	-	-	-

(a) Considering the short term between the issuance date and the maturity of the financial instruments measured at amortized cost, the Company understands that their fair values are similar to the book values.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

I) Risks

The operating activities expose the Company and its subsidiaries to the following financial risks: market (including exchange risk, interest rate risk and fuel price risk), credit and liquidity risks. The Company’s risk management program aims at mitigating potential adverse effects of operations on its financial performance.

The Company’s decisions on the portion of its exposure to be hedged against financial risk, both for fuel consumption and for exchange and interest rate exposures, consider the risks and hedge costs. The Company does not usually contract hedging instruments for the whole of its exposure, and thus is subject to the portion of risks resulting from market variations. The portion of exposure to be protected is determined and reviewed quarterly in compliance with the strategies determined in the Risk Policies Committees.

The relevant information relating to the main risks that affect the Company operations are detailed as follows:

a)  Fuel price risk

On December 31, 2010 fuel expenses accounted for 35,8% of costs. The aircraft fuel price fluctuates both in the short and in the long term, in line with crude oil and by products price variations.

In order to mitigate the fuel price risk, the Company contracts crude oil derivatives and possibly its byproducts. On December 31, 2010, the Company only used option agreements.

Fuel hedge operations are contracted with low risk rated banks (S&P and Fitch rating A+ on average) or they are executed at NYMEX and are registered at CETIP (OTC Clearing House) according to Resolution 3.833/2010 of the Brazilian Monetary Council.

b)  Exchange rate risk

The exchange rate risk derives from the possibility of unfavorable fluctuations of foreign currencies to which the liabilities or the Company’s cash flows are exposed. The Company’s exposure to the foreign currency risk mainly derives from foreign currency-denominated leasing and financing as detailed in the chart below.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The Company’s revenues are mainly denominated in Reais, except for a small amount in U.S. dollars, Argentinean pesos, Aruban Florin, Bolivian peso, Chilean peso, Colombian peso, Paraguay guarani, Uruguayan peso, Venezuela bolívar among others.

In order to mitigate the exchange rate risk, the Company contracts the following currency derivatives: U.S. dollar futures and options at BM&F-BOVESPA. These operations may be executed by means of exclusive investment funds, as described in the Company’s Risk Management Policy.

In July 2010, the Company contracted new derivative instruments with maturities of 90 days, these instruments were carried as protection for the financial leasing contracts in U.S. Dollars, reported as liabilities. For this protection, the Company has designated the derivative contracts as hedges of fair value.

Below, the Company’s foreign exchange exposure on December 31, 2010 and 2009:

	12/31/10	12/31/09
Assets
Cash, cash equivalents and short term investments	218,909	139,287
Deposits in guarantee for leasing contracts	127,963	251,716
Advance expenses for leasing	33,322	35,453
Others	14,679	66,823
Total assets	394,873	493,279
Liabilities
Foreign suppliers	27,831	30,077
Short and long term debt	1,371,323	989,157
Financial leasing payable	1,639,981	1,557,418
Other leases payable	37,407	38,708
Other U.S. dollar liabilities	46,435	38,150
Total liabilities	3,122,977	2,653,510
Exchange exposure in R$	2,728,104	2,160,231

Obligations not registered in balance
Future obligations resulting from operating leases	1,943,880	2,498,571
Future obligations resulting from firm orders for aircraft acquisition	16,427,824	12,565,036
Total	18,371,704	15,063,607
Total exchange exposure R$	21,099,808	17,223,838
Total exchange exposure US$	12,663,431	9,891,935

c)  Credit risk

The credit risk is inherent in the Company’s operational and financial activities, mainly represented by accounts receivable, cash and cash equivalents, including bank deposits.

The “accounts receivable” credit risk is composed of amounts falling due from the largest credit card operators, with credit risk better or equal to the Company and also accounts receivable from travel agencies, installment sales and government, with a small portion exposed to risks from individuals or other entities.

As defined in the Risk Management Policy, the Company is required to assess the counterparties risks in financial instruments and diversify the exposure. Financial instruments are executed with counterparties with at least, rating A, based on the valuation made by S&P and Fitch agencies, or they are mostly contracted at commodities and futures exchange (BM&FBOVESPA and NYMEX), such fact which substantially mitigates the credit risk, The Company’s Risk Management Policy establishes a maximum limit of 20% per counterparty for financial investments.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

d)  Interest rate risk

The Company is exposed to fluctuations in domestic and international interest rates, particularly the CDI and Libor, respectively. The highest exposure is in leasing expenses, indexed to the Libor, and in domestic loans.

In the quarter ended December 31, 2010, the Company did not hold any derivative financial instrument to hedge interest rates.

e)  Liquidity risk

Liquidity risk comes in two distinct forms: market liquidity risk and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operational obligations on the agreed dates.

As a way of managing liquidity risk, the Company applies its resources in liquid assets (bonds, CDBs and funds with daily liquidity) and Cash Management Policy provides that the Company's weighted average maturity of debt should not exceed the weighted average maturity of the investment portfolio. On December 31, 2010, the weighted average maturity of the Company's financial assets was 71 days and the financial liability was 6 years.

For protection of future commitments, as shown in note 23, the Company uses derivative financial instruments with top line banks for cash management.

f)  Capital management

The table below shows the financial leverage rate on December 31, 2010 and 2009:

	12/31/10	12/31/09
Shareholder’s equity	2,929,169	2,609,986
Cash and cash equivalents	(1,955,858)	(1,382,408)
Restricted cash	(34,500)	(26,084)
Short term investments	(22,606)	(40,444)
Short and long term debts	3,740,725	3,133,862
Net debt (a)	1,728,124	1,684,926
Total capital(b)	4,657,293	4,294,912
Leverage ratio (a) / (b)	37%	39%

On December 31, 2010, the Company remains committed to keep the amount of cash and cash equivalents close to 25% of the net revenue of the last twelve months, having reached on this date the ratio of 28%. The financial leverage rate changed 2% when compared with the fiscal year ended on December 31, 2009.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

II) Derivative financial instruments

The Company adopts Hedge Accounting and classifies derivatives contracted to cover exchange variation risks and fuel price risk as a “Cash Flow Hedge” or “Fair Value Hedge,” according to the parameters described in international standard IAS39. All the financial instruments contracted are formally identified, classified and allocated by documentation and control upon the acquisition.

The financial derivatives instruments were registered in the following accounts of the balance sheet:

Description	Balance account	2010	2009
Fair value of derivatives (assets)	Other credits	3,600	24,113
Fair value of derivatives (liabilities)	Other obligations	1,646	12,118
Premiums of options contracts (assets)	Prepaid expenses	30,154	23,190

Classification of hedge accounting

a)    Cash flow hedge

In the cash flow hedge, the Company protects itself from variations in future revenues or expenses resulting from changes in the exchange rate or fuel price and books the actual variations at the fair value of the derivative financial instruments in shareholders’ equity until the recognition of the revenue or expense being hedged.

The Company estimates the effectiveness based on statistical methods for correlation and the ratio between gains and losses in the financial instruments used as hedge and variation of costs and expenses of the protected object.

The instruments are recognized as effective when the variation in the value of derivatives offsets between 80% and 125% of the impact of the price variation in the cost or expense of the protected object.

The balance of the effective variations in the fair value of the derivatives designated as cash flow hedges is transferred from shareholders’ equity to the result in the period in which the cost or expense being hedged impacts the result. The cash flow hedge results effective in the contention of protected expense variation are recorded by reducing accounts of the protected expenses, by reducing or increasing the operating cost, and the non-effective results are recognized as financial income or expense within the year.

b)   Fair Value Hedge

The Company protects itself from the result of a change in the fair value of a recognized liability, or a part thereof, which could be attributed to exchange risk.  Variations in the fair value of the derivatives designated as fair value hedges are recognized directly in the income statement together with the respective variations in the fair value of the liability being hedged.

The Company estimates the effectiveness based on the ratio between the variation in the fair value of the derivative instruments used as hedge and the variation in the fair value of the liabilities hedged.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The instruments are considered effective when the variation in the value of derivatives compensates for between 80% and 125% of the fair value of liabilities hedged.

In the case of an exchange hedge of the fair value of a financial liability, the variation in the derivative’s fair value is recorded under financial revenue or expense in the same period in which it occurs. If the hedge is considered effective up to the end of the period, the book value of the item being hedged is adjusted to reflect the variation in its fair value caused by the risk covered, with a corresponding entry in financial revenue or expenses.

c)    Derivatives Financial Instruments not designated for hedge accounting

The Company contracts derivative financial instruments that are not formally designated for hedge accounting. These situations occur when the derivatives contracted are short-term operations and do not compensate the complexity involved in their control and disclosure.

On December 31, 2010, the Company had only one contract not designated as an exchange swap, which was used to hedge a credit line (working capital) against oscillations in the U.S. dollar.  The variation in the fair value of these derivative instruments is recognized directly in the net income for the year as either financial revenue or expense.

Hedges financial instruments

a)    Fuel hedge

Due to the low liquidity of aviation fuel (Jet Fuel) derivatives traded in the commodities exchange, the Company contracts crude oil derivatives (WTI – West Texas Intermediate)  to be protected against the oscillations in the aviation fuel prices. Historically, the petroleum prices are highly correlated with the aviation fuel prices.

The fuel hedge derivative contracts are performed at Nymex and over-the-counter (OTC) markets, with the following counterparties: Barclays, British Petroleum, Citibank, Deutsche Bank, Goldman Sachs, Natixis, JP Morgan, MF Global and Morgan Stanley.

On December 31, 2010, there are no financial assets linked to the guarantee margin in the contracting of fuel hedge derivative instruments.

The contracts for derivative financial instruments of petroleum, designated as fuel hedge by the Company, are summarized below (in thousands, except when otherwise indicated):

Closing balance on:	12/31/10		12/31/09
Fair value at end of the period (R$)	33,205		18,588
Average term (months)	4		5
Volume protected for future periods (thousand barrels)	2,109		1,878
Gains with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)	10,586		-
Period ended December 31:
	2010	2009	2008
Gains with hedge ineffectiveness recognized in operating costs (R$)	215	8,045	49,572
Losses with hedge ineffectiveness recognized in financial expenses (R$)	(7,666)	(122,737)	(73,388)
Losses with hedge ineffectiveness recognized in financial expenses for future periods (R$)	(43,762)	(7,602)	(40,318)
Total losses with hedge ineffectiveness recognized as financial expenses (R$)	(51,428)	(130,339)	(113,706)
Current percentage of exposure hedged during the period	45%	27%	56%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The table below shows the nominal value of derivatives designated for hedge and contracted by the Company to protect future fuel expenses, the average rate contracted for the derivatives and the percentage of fuel exposure protected by competence period on December 31, 2010:

Market risk factor: Fuel price
Over-the-counter market
	1Q11	2Q11	3Q11	4Q11	Total
Percentage of fuel exposure hedged	41%	27%	13%	8%	21%

Nominal volume in barrels (thousands)	1,501	1,008	533	332	3,374
Nominal volume in liters (thousands)	238,629	160,252	84,736	52,781	536,399

Future rate agreed per barrel (US$) *	90,01	95,13	93,19	92,13	92,25
Total in Reais **	225,112	159,781	82,765	50,963	518,607

*  Weighted average between call strikes,

** The Exchange rate on 12/31/10 was R$1, 6662/ US$1,00,

b)   Foreign exchange Hedge

The Company utilizes contracts of derivative financial instruments for U.S. dollar hedge with BM&FBOVESPA, having an exclusive investments fund as a vehicle for contracting risk coverage.

There were no financial assets linked to margin deposits on December 31, 2010. The margin deposits are guaranteed through bank surety maturing on September 30, 2011.

The following is a summary of the Company’s foreign currency derivative contracts designated for cash flow hedge of U.S. dollar (in thousands, except as otherwise indicated):

Closing balance at:	12/31/10	12/31/09
Fair value at the end of the period (R$)	109	982
Longer remaining term (months)	4	3
Hedged volume for future periods (US$)	65,000	95,000
Hedge effectiveness losses recognized in shareholders’ equity, net of taxes (R$)	-	(294)

Year ended December 31:	2010	2009	2008
Hedge effectiveness gains (losses) recognized in operating revenues (expenses) (R$)	-	(11,833)	55,149
Hedge ineffectiveness gains (losses) recognized in finance revenue (expenses) (R$)	(22,464)	39,207	2,255
Hedge ineffectiveness losses recognized in finance expenses for future periods (R$)	(28,269)	(1,171)	-
Total hedge ineffectiveness (losses) gains recognized in financial revenues (expenses) (R$)	(50,733)	38,036	2,255
Percentage of exposure hedged during the period	21%	18%	52%

Derivatives instruments non designed as hedge:
Losses recorded on financial expenses	(7,709)	-	-

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The following table demonstrates the face value of the derivatives designated as hedge contracted by the Company to protect the future expenses denominated in U.S. dollar and the average rate contracted for each accruing period, as of December 31, 2010:

Market risk factor: U.S. dollar exchange
Exchange market
	1Q11	2Q11	Total
Exposure percentage of protected cash flow	10%	2%	6%
Face value in U.S. dollar	56,000	9,000	65,000

Futures contracted average rate	1,9487	2,0250	1,9592

Total in Reais	109,127	18,225	127,348

The following is a summary of Company’s foreign currency derivative contracts designated for fair value hedge of U.S. dollar (in thousands, except as otherwise indicated):

Closing balance at:	12/31/10	12/31/09
Fair value at the end of the period (R$)	(6,645)	-
Finance leasing	984,264	-
Volume protected	388,750	-
Actual percentage of protected exposure	39%	-

Year ended December 31:	2010	2009	2008
Hedge effectiveness losses recognized in operating expenses (R$)	(15,819)	-	-
Percentage of exposure hedged during the period	32%	-	-

In December 2010, the Company contracted exchange swaps (USD x CDI) to protect a credit line (working capital) against U.S. Dollar oscillation. This derivative was not designed as a hedge as determined by the Administration because its maturity date occurred in the short term.

c)    Interest rate hedge

On December 31, 2010, the Company had no derivative financial instruments of interest swap-lock to protect against fluctuation of interest rates, and no financial assets linked to margin deposits for hedge operations.

The following is a summary of the Company’s interest rate derivative contracts designated as hedge interest rate Libor (in thousands, except as otherwise indicated):

Closing balance at:	12/31/10		12/31/09
Fair value at the end of the period (R$)	-		(2,182)
Face value at the end of the period(US$)	-		60,575
Face value at the end of the period (R$)	-		105,474
Hedge effectiveness losses recognized in shareholders’ equity, net of taxes (R$)	-		(1,023)
Year ended December 31:
	2010	2009	2008
Hedge effectiveness losses recognized in financial expenses (R$)	(1,398)	(2,486)	(211)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The following is a summary of Company’s interest rate derivative contracts not designed as hedge (in thousands, except as otherwise indicated):

Closing balance at:	12/31/10	12/31/09
Fair value at the end of the period (R$)	-	(4,411)
Face value at the end of the period(US$)	-	29,500
Face value at the end of the period (R$)	-	51,365

Year ended December 31:
	2010	2009	2008
Gains (losses) recognized as financial revenues (expenses) (R$)	(5,754)	14,457	(32,369)

In addition, the Company’s results are affected by interest rate fluctuations in Brazil, incurred on financial investments, short-term investments, Reais-denominated liabilities, U.S. dollar-denominated assets and liabilities. These fluctuations affect the market value of financial instruments, the market value of Reais-pre-fixed securities and the remuneration of cash balance and financial investments.

On December 31, 2010, the Company’s exclusive fund holds futures contracts for Interbank Deposits traded on BM&FBOVESPA with the face value of R$83,000, with a maximum term of 18 months and gains at the fair value of R$179.

Analysis of derivative financial instruments sensitivity

The analysis of the impact of the financial instrument quotation variation on the Company results and its shareholders’ equity is performed by considering:

•       Increase and decrease of 10 percentage points in fuel prices, by keeping constant all the other variables;

•       Increase and decrease of 10 percentage points in dollar exchange rate, by keeping constant all the other variables;

•       Increase and decrease of 10 percentage points in Libor interest rate, by keeping constant all the other variables;

The sensitivity analysis includes only monetary items that are relevant to the above mentioned risks and outstanding. A positive number indicates an increase in income and equity when the risk appreciates by 10%.

The table below shows the sensitivity analysis by the Company Management, on December 31, 2010 and 2009, based on the scenarios described above:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

Fuel:
	Position on December 31, 2010		Position on December 31, 2009		Position on December 31, 2008
Increase / (reduction) in fuel prices (percentage)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)	Effect on income before tax (R$ million)
10	(225,8)	(121,8)	(193,5)	(117,0)	(292,9)
(10)	225,8	139,4	193,5	127,7	285,6

Foreign Exchange - USD:
	Position on December 31, 2010		Position on December 31, 2009		Position on December 31, 2008
Appreciation / (depreciation) in USD /R$ (percentage rate)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)	Effect on income before tax (R$ million)
10	(237,0)	(156,4)	(296,1)	(190,5)	(500,8)
(10)	237,0	156,4	296,1	191,7	493,5

Interest rate - Libor:
	Position on December 31, 2010		Position on December 31, 2009		Position on December 31, 2008
Increase / (reduction) in Libor rate (percentage rate)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)	Effect on income before tax (R$ million)
10	(0.05)	(0.0)	(0.3)	(0.2)	(1.4)
(10)	0.05	0.0	0.3	0.2	1.4

The Company’s sensitivity to fuel price increased during the current period in related to the previous period, due to the growth in operating activities and their impact on fuel expenses.

     Sensitivity to the dollar decreased in relation to the effect on income and increased in relation to the effect on shareholders’ equity, mainly due to the financial hedge of a portion of the debt in the second half of 2010.

     Sensitivity to the Libor rate decreased due to the reduction in the debt indexed to it.

Measurement of the fair value of financial instruments

According to accounting rules, the Company must classify the type of input used in the method of valuation of financial instruments at fair value in accordance with the following categories:

a)      Level 1: Fair value measurement is calculated based on price negotiated  (without adjustment) in identical active or passive market;

b)      Level 2: Fair value measurement is calculated based on other variables that are observable for asset or liability, directly (as prices) or indirectly (derived from the prices); and

c)      Level 3: Fair value measurement is calculated based on valuation methods for asset or liability that are not based on observable market variables (unobservable inputs).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The following table states a summary of the Company’s financial instruments measured at fair value with their respective classifications of the valuation method:

Financial Instrument	Book value	Active Market Price (Level 1)	Other Significant Observable Factors (Level 2)

Cash equivalents	1,761,365	-	1,761,365
Short term investments	22,606	-	22,606
Restricted cash	34,500	-	34,500
Derivative financial instruments:
Oil	32,087	-	32,087
U.S. Dollar	(6,536)	(6,536)	-

	25,551	(6,536)	32,087

Financial Instrument	Book value	Active Market Price (Level 1)	Other Significant Observable Factors (Level 2)

Cash equivalents	1,298,146	-	1,298,146
Short term investments	40,444	17,156	23,288
Restricted cash	26,084	-	26,084

Derivative financial instruments:
Oil	18,588	-	18,588
U.S. Dollar	982	-	982
Libor interest	(2,182)	-	(2,182)
	17,388	-	17,388

25. Non-cash transactions

During the year ended December 31, 2010, the Company made advances for the purchase of aircraft which were financed directly by borrowing, and thus were not reflected in the cash flow statements, in the amount of R$292,892 and the write off in the amount of R$508,476, recorded in the Property, Plant and Equipment account.

26. Insurance coverage

On December 31, 2010, the insurance coverage by nature, considering the aircraft fleet, and related to the maximum reimbursable values indicated in U.S. Dollars, is shown below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

Aeronautical Mode	Reais	Dollar
Guarantee – Fuselage/War	7,438,230	4,464,188
Civil Liability per occurrence/aircraft	2,915,850	1,750,000
Stocks (base and transit)	208,275	125,000

According to the Law No 10744, of October 09, 2003, the Brazilian government assumed the compromise of complementing occasional expenses of civil liability before third parties, caused by war acts or terrorist actions, occurring in Brazil or abroad, by which VRG may be occasionally requested to pay, for amounts that exceed the limit of the insurance policy in force on September 10, 2001, limited to the equivalent amount in Brazilian Reais to one billion U.S. Dollars.

27. Subsequent Events

On February 3, 2011 BlackRock, Inc, ("BlackRock") disposed of preferred shares of the Company and its participation in the capital share changed, in aggregate, to 5,188,573 preferred shares and 1,191,243 American Depositary Receipts equivalent to preferred shares ("ADRs"), representing approximately 4.79% of total preferred shares issued by the Company.

On March 16, 2011 AllianceBernstein L.P. and its subsidiary AXA Investments Managers (“AllianceBernstein”)  disposed of preferred shares of the Company and its participation in the capital share changed, in aggregated, to 1,075,200 preferred shares, representing approximately 0.81% of total preferred shares issued by the Company.

The objective of these operations is strictly for investment, not intended to change of control or administrative structure of the Company.

28.      Consolidated financial information of guarantor subsidiaries

The following consolidated financial information, prepared in accordance with IFRS, is presented in lieu of providing separate audited financial statements for the guarantor subsidiary VRG in connection with its unconditional guarantee, on a joint and several basis, of the obligation to pay principal and interest under the 8.75% perpetual notes, 7.50% (senior notes I) and 9.25% (senior bonds II) issued by Company’s wholly owned subsidiary Finance.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Consolidated statement of financial position as of December 31, 2010

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Assets
Current assets
Cash and cash equivalents	229,436	24,988	1,726,422	78,862	(103,850)	1,955,858
Short-term investments	19,790	-	63,975	19,790	(80,949)	22,606
Trade and other receivables	-	-	303,054	-	-	303,054
Inventories	-	-	170,990	-	-	170,990
Other current assets	42,924	-	200,047	9,373	-	252,344
	292,150	24,988	2,464,488	108,025	(184,799)	2,704,852

Non-current assets
Other non-current assets
Credits with related parties	483,230	1,167,363	-	118,904	(1,769,497)	-
Other non-current assets	28,269	-	1,548,380	54,201	-	1,630,850
Total other non-current assets	511,499	1,167,363	1,548,380	173,105	(1,769,497)	1,630,850
Investments	2,750,723	-	-	-	(2,750,723)	-
Property, plant and equipment	666,251	-	2,794,717	666,251	(66,251)	3,460,968
Intangible assets	177	-	1,267,000	-	-	1,267,177
	3,928,650	1,167,363	5,610,097	839,356	(5,186,471)	6,358,995

Total assets	4,220,800	1,192,351	8,074,585	947,382	(5,371,270)	9,063,848

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Consolidated statement of financial position as of December 31, 2010

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Current liabilities
Short-term debt	34,229	34,229	312,954	-	(35,404)	346,008
Accounts payable	2,210	-	213,582	2,158	(2,158)	215,792
Advance ticket sales	-	-	517,006	-	-	517,006
Dividends payable	51,450	-	-	-	-	51,450
Provisions	-	-	55,967	-	-	55,967
Other current liabilities	743	-	465,334	7,564	-	473,641
Total current liabilities	88,632	34,229	1,564,843	9,722	(37,562)	1,659,864

Non-current liabilities
Long-term debt	1,193,316	1,193,316	2,261,748	-	(1,253,300)	3,395,080
Deferred taxes	-	-	642,185	-	-	642,185
Debt with related parties	-	-	483,230	950,859	(1,434,089)	-
Other non-current liabilities	9,683	-	404,371	23,495	-	437,549
Total non-current liabilities	1,202,999	1,193,316	3,791,534	974,354	(2,687,389)	4,474,814

Total shareholders' equity	2,929,169	(35,194)	2,718,208	(36,694)	(2,646,320)	2,929,169

Total shareholders' equity and liabilities	4,220,800	1,192,351	8,074,585	947,382	(5,371,271)	9,063,847

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Consolidated statement of operations for the year ended December 31, 2010

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Total operating revenues	-	-	6,979,447	-	-	6,979,447

Operating expenses
Salaries	(26,373)	-	(1,226,029)	-	-	(1,252,402)
Aircraft fuel	-	-	(2,287,410)	-	-	(2,287,410)
Aircraft rent	3,607	-	(552,038)	(3,607)	-	(555,645)
Sales and marketing	(246)	-	(367,511)	-	-	(367,757)
Landing fees	-	-	(331,883)	-	-	(331,883)
Aircraft and traffic servicing	(6,414)	-	(418,640)	(2,799)	-	(427,853)
Maintenance materials and repairs	-	-	(422,950)	-	-	(422,950)
Depreciation and amortization	(89)	-	(281,515)	-	-	(281,604)
Other operating expenses	11,134	-	(375,295)	17,765	(11,359)	(354,148)
Total operating expenses	(18,381)	-	(6,263,271)	11,359	(11,359)	(6,281,652)

Income (loss) before finance income and expenses	(18,381)	-	716,176	11,359	(11,359)	697,795

Total finance income (expense)	(70,464)	(23,390)	(240,835)	(66,673)	90,063	(311,299)

Equity in income of subsidiary	292,463	-	-	-	(292,463)	-

Income (loss) before income taxes	203,618	(23,390)	475,341	(55,314)	(213,759)	386,496

Income taxes	10,579	-	(182,878)	-	-	(172,299)

Net income (loss) for the year	214,197	(23,390)	292,463	(55,314)	(213,759)	214,197

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Consolidated statement of cash flows for the year ended December 31, 2010

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Cash flows from operating activities:
Net cash provided by (used in) operating activities	7,662	(434,589)	739,846	55,267	355,711	723,897

Cash flows from investing activities:
Payment for property, plant and equipment	138,380	-	(368,849)	-	-	(230,469)
Investments in restricted cash, net	3,180	-	(11,596)	-	-	(8,416)
Short term investments	5,442	-	12,496	-	-	17,938
Other	-	-	(58,512)	-	-	(58,512)
Net cash used (provided by) investing activities	147,002	-	(426,461)	-	-	(279,459)

Cash flows from financing activities:
Net proceeds	219,996	459,561	(15,118)	-	(459,561)	204,878
Credit with related parties	(283,622)	-	283,622	-	-	-
Dividends paid	(185,839)	-	-	-	-	(185,839)
Capital increase	120,861	-	-	-	-	120,861
Net cash provided by (used in) financing activities	(128,604)	459,561	268,504	-	(459,561)	139,900

Effects of exchange rate changes on the balance of cash
held in foreign currencies	-	-	(10,888)	-	-	(10,888)

Net increase (decrease) in cash and cash equivalents	26,060	24,972	571,001	55,267	(103,850)	573,450

Cash and cash equivalents at beginning of the year	203,376	16	1,155,421	23,595	-	1,382,408
Cash and cash equivalents at end of the year	229,436	24,988	1,726,422	78,862	(103,850)	1,955,858

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Consolidated statement of financial position as of December 31, 2009

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Assets
Current assets
Cash and cash equivalents	41,208	16	1,155,421	23,595	162,168	1,382,408
Restricted cash	3,180	-	15,640	-	-	18,820
Short-term investments	165,088	-	16,441	22,312	(163,397)	40,444
Trade and other receivables	-	-	519,308	-	-	519,308
Inventories	-	-	137,959	-	-	137,959
Other current assets	62,962	-	228,983	9,373	2,947	304,265
	272,438	16	2,073,752	55,280	1,718	2,403,204

Non-current assets
Other non-current assets
Credits with related parties	90,830	734,845	-	-	(825,675)	-
Other non-current assets	51,965	-	1,751,452	63,574	(107,573)	1,759,418
Total other non-current assets	142,795	734,845	1,751,452	63,574	(933,248)	1,759,418
Investments	2,641,685	-	-	-	(2,641,685)	-
Property, plant and equipment	-	-	2,521,082	804,631	-	3,325,713
Intangible assets	266	-	1,231,519	-	-	1,231,785
	2,784,746	734,845	5,504,053	868,205	(3,574,933)	6,316,916

Total assets	3,057,184	734,861	7,577,805	923,485	(3,573,215)	8,720,120

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Consolidated statement of financial position as of December 31, 2009

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Current liabilities
Short-term debt	-	14,295	332,935	245,696	(1,231)	591,695
Accounts payable	1,272	-	357,948	3,162	-	362,382
Advance ticket sales	-	-	561,347	-	-	561,347
Dividends payable	186,416	-	-	-	-	186,416
Provisions	-	-	66,259	-	-	66,259
Other current liabilities	19,368	1,779	640,206	62,033	(52,227)	671,159
Total current liabilities	207,056	16,074	1,958,695	310,891	(53,458)	2,439,258

Non-current liabilities
Long-term debt	-	733,755	1,871,091	-	(62,679)	2,542,167
Deferred taxes	26	-	607,167	-	(44,890)	562,303
Debt with related parties	-	-	199,608	626,067	(825,675)	-
Other non-current liabilities	9,697	-	527,064	29,653	(8)	566,406
Total non-current liabilities	9,723	733,755	3,204,930	655,720	(933,252)	3,670,876

Total shareholders' equity	2,840,405	(14,968)	2,414,180	(43,126)	(2,586,505)	2,609,986

Total shareholders' equity and liabilities	3,057,184	734,861	7,577,805	923,485	(3,573,215)	8,720,120

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Consolidated statement of operations for the year ended December 31, 2009

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Total operating revenues	178	-	6,025,204	-	-	6,025,382

Operating expenses
Salaries	(7,746)	-	(1,093,207)	-	-	(1,100,953)
Aircraft fuel	-	-	(1,813,104)	-	-	(1,813,104)
Aircraft rent	-	-	(648,568)	(2,115)	-	(650,683)
Aircraft insurance	-	-	(56,324)	-	-	(56,324)
Sales and marketing	(200)	-	(364,351)	-	-	(364,551)
Landing fees	-	-	(312,637)	-	-	(312,637)
Aircraft and traffic servicing	(4,038)	-	(373,585)	(4,098)	-	(381,721)
Maintenance materials and repairs	-	-	(417,212)	-	-	(417,212)
Depreciation and amortization	(89)	-	(142,764)	-	-	(142,853)
Other operating expenses	(3,716)	-	(380,974)	12,638	-	(372,052)
Total operating expenses	(15,789)	-	(5,602,726)	6,425	-	(5,612,090)

Income (loss) before finance income and expenses	(15,611)	-	422,478	6,425	-	413,292

Total finance income (expense)	246,707	(3,280)	169,135	(69,718)	-	342,844

Equity in income (loss) of subsidiary	634,424	-	-	-	(634,424)	-

Income (loss) before income taxes	865,520	(3,280)	591,613	(63,293)	(634,424)	756,136

Income taxes	3,732	-	123,278	7,686	-	134,696

Net income (loss) for the year	869,252	(3,280)	714,891	(55,607)	(634,424)	890,832

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Consolidated statement of cash flows for the year ended December 31, 2009

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Cash flows from operating activities:
Net cash provided by (used in) operating activities	62,811	(3,280)	346,355	(7,522)	58,895	457,259

Cash flows from investing activities:
Payment for property, plant and equipment	(44,163)	-	(86,312)	-	-	(130,475)
Investments in restricted cash, net	(75,152)	-	37,340	-	-	(37,812)
Short term investments	27,032	-	198,328	-	(20,220)	205,140
Other	(270,591)	-	(31,077)	-	270,237	(31,431)
Net cash provided by (used in) investing activities	(362,874)	-	118,279	-	250,017	5,422

Cash flows from financing activities:
Net proceeds from long-term debt	(308,635)	3,276	273,583	28,036	(38,676)	(42,416)
Credit with related parties	811,654	-	1,216,852	-	(1,216,852)	811,654
Addition of treasury shares	-	-	(946,616)	-	946,616	-
Net cash provided by (used in) financing activities	503,019	3,276	543,819	28,036	(308,912)	769,238

Effects of exchange rate changes on the balance of cash
held in foreign currencies	-	-	(18,841)	-	-	(18,841)

Net increase (decrease) in cash and cash equivalents	202,956	(4)	989,612	20,514	-	1,213,078

Cash and cash equivalents at beginning of the year	420	20	165,809	3,081	-	169,330
Cash and cash equivalents at end of the year	203,376	16	1,155,421	23,595	-	1,382,408

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Consolidated statement of operations for the year ended December 31, 2008

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Total operating revenues	-	-	6,406,193	-	-	6,406,193

Operating expenses
Salaries	(6,805)	-	(976,978)	-	-	(983,783)
Aircraft fuel	-	-	(2,630,834)	2,901	(2,901)	(2,630,834)
Aircraft rent	-	-	(647,990)	-	2,901	(645,089)
Aircraft insurance	-	-	(42,813)	-	-	(42,813)
Sales and marketing	(484)	-	(588,251)	-	-	(588,735)
Landing fees	(5)	-	(338,365)	-	-	(338,370)
Aircraft and traffic servicing	(10,044)	(66)	(407,344)	(4,723)	-	(422,177)
Maintenance materials and repairs	-	-	(388,030)	-	-	(388,030)
Depreciation and amortization	-	-	(125,127)	-	-	(125,127)
Other operating expenses	(1,712)	-	(328,038)	(133)	-	(329,883)
Total operating expenses	(19,050)	(66)	(6,473,770)	(1,955)	-	(6,494,841)

Loss before finance expenses	(19,050)	(66)	(67,577)	(1,955)	-	(88,648)

Total finance expenses	(247,562)	(3,789)	(795,074)	(59,824)	(145)	(1,106,394)

Equity in loss of subsidiary	(778,419)	-	(719,960)	-	1,498,379	-

Loss before income taxes	(1,045,031)	(3,855)	(1,582,611)	(61,779)	1,498,234	(1,195,042)

Income taxes	(59,406)	-	8,827	-	6,274	(44,305)

Loss for the year from continuing operations attributable to equity holders of the parent	(1,104,437)	(3,855)	(1,573,784)	(61,779)	1,504,508	(1,239,347)

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Consolidated statement of cash flows for the year ended December 31, 2008

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Cash flows from operating activities:
Net cash provided by (used in) operating activities	577,034	753,982	(426,146)	(317,097)	(420,913)	166,860

Cash flows from investing activities:
Payment for property, plant and equipment	(355)	-	(174,893)	(261,666)	-	(436,914)
Investments in restricted cash, net	(137,571)	-	(39,674)	-	-	(177,245)
Short term investments	66,000	-	218,000	245,000	46,000	575,000
Other	-	-	79,809	-	-	79,809
Net cash provided by (used in) investing activities	(71,926)	-	83,242	(16,666)	46,000	40,650

Cash flows from financing activities:
Net proceeds	-	232,288	(751,934)	(14,217)	-	(533,863)
Credit with related parties	(608,605)	(986,273)	1,083,674	136,291	374,913	-
Dividends paid	(36,258)	-	-	-	-	(36,258)
Addition of treasury shares	(41,180)	-	-	-	-	(41,180)
Net cash provided by (used in) financing activities	(686,043)	(753,985)	331,740	122,074	374,913	(611,301)

Net increase (decrease) in cash and cash equivalents	(180,935)	(3)	(11,164)	(211,689)	-	(403,791)

Cash and cash equivalents at beginning of the period	181,355	23	176,973	214,770	-	573,121
Cash and cash equivalents at end of the period	420	20	165,809	3,081	-	169,330