Form 20-F/A
period 2010-12-31
Gol Intelligent Airlines Inc.
filed 2011-09-08
CIK 1291733

As filed with the Securities and Exchange Commission on September 7, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

_______________

FORM 20-F/A

Amendment No. 1

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

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

MTHM Draft 9/6/2011

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the year ended December 31, 2010 (the “Annual Report”) as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 8, 2011 to include,  the report of Ernst & Young Terco Auditores Independentes as independent registered public accounting firm for us during 2008, in connection with our financial information, for the year ended December 31, 2008, included in our financial statements contained in Item 18 in our Annual Report.

Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report as originally filed with the SEC. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Annual Report was filed on April 8, 2011.

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

ITEM 16C.   Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our principal accountants during the fiscal years ended December 31, 2010 and 2009.  Ernst & Young Terco Auditores Independentes S.S., or E&Y, was our principal accountant until March 31, 2009, and Deloitte was our principal accountant during the fiscal years ended December 31, 2009 and 2010.

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

PART III

ITEM 17.Financial Statements

See “Item 18.  Financial Statements.”

ITEM 18.Financial Statements

See our consolidated financial statements beginning on Page F-1.

ITEM 19.Exhibits

1.1		By-laws of the Registrant (English translation), incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.
2.1

Form of Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

8.1		List of Subsidiaries, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.
10.1

Agreement, dated as of April 12, 2007, between the Registrant and Petrobrás Distribuidora S.A., including Amendments 1 and 2 thereto, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

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

10.11

Amendment No. 16 to Navitaire Hosted Services Agreement dated as of October 1, 2009, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 31, 2010.

10.12

Amendment No. 17 to Navitaire Hosted Services Agreement dated as of February 1, 2010, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 31, 2010.

10.13

Amendment No. 18 to Navitaire Hosted Services Agreement dated as of March 15, 2010, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

10.14

Amendment No. 19 to Navitaire Hosted Services Agreement dated as of June 25, 2010, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

10.15

Amendment No. 20 to Navitaire Hosted Services Agreement dated as of November 1, 2010, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

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

10.34

Supplemental Agreement No. 18 dated October 28, 2009 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

10.35

Supplemental Agreement No. 19 dated October 28, 2009 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

10.36

Supplemental Agreement No. 20 dated October 28, 2009 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

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

Dated:  September 7, 2011

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

© Deloitte Touche Tohmatsu. All rights reserved.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Gol Linhas Aéreas Inteligentes S.A.

We have audited the accompanying consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows of Gol Linhas Aéreas Inteligentes S.A. for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of their operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2008, in conformity with International Financial Reporting Standards, issued by the International Accounting Standards Board.

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC-2SP015199/O-1

São Paulo, Brazil

May 4, 2009

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

b)  Revenue by geographical segment is shown below:

	12/31/10%		12/31/09%		12/31/08 (Unaudited)%
Domestic	6,548,069	93.8%	5,661,101	94.0%	5,938,118	92.7%
International	431,378	6.2%	364,281	6.0%	468,075	7.3%
Net revenue	6,979,447	100.0%	6,025,382	100.0%	6,406,193	100.0%

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