Form 20-F/A
period 2010-12-31
Gol Intelligent Airlines Inc.
filed 2012-04-11
CIK 1291733

As filed with the Securities and Exchange Commission on April 11, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

_______________

FORM 20-F/A

Amendment No. 2

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
Jardim Aeroporto
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

We are amending our Annual Report on Form 20-F for the year ended December 31, 2010 (the “Annual Report”) as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 8, 2011, as amended on September 8, 2011, to reflect the discovery of an error that lead to a material weakness in internal controls over financial reporting. The facts leading to this discovery are as follows:

1 – In October 2010 the Company began implementation of a new revenue recognition system module to complement its previous reservations system. In April 2011 the Company completed implementation of this module. During the final stages of implementation of this module, when comparing available preliminary test data from the first quarter of 2011 from the new system module with the same data from the previous system, the Company identified an error relating to the manner in which the previous system assessed revenue on interline ticket sales. Interline ticket sales are sales of Company flights by other airline carriers under so-called interline agreements. Pursuant to these agreements another carrier may use the Company for specific segments and will pay a previously contracted price, which may be different than spot ticket prices. The previous system properly recorded interline sales as deferred revenue based on interline agreement prices. However, when the previous system released the deferred revenue into revenue, current spot prices were used. Consequently, the error could be an overstatement or understatement of revenue, depending on the difference between the interline agreement prices and the respective spot prices.

2 – This error was quantified at the end of April 2011, during the accounting closing process of March 31, 2011, after  the Company’s publication of the annual financial statements for the year ended December 31, 2010 in Brazil on February 23, 2011, which were attached as an exhibit to its current report on form 6-K furnished to the SEC on February 24, 2011, and after the Company filed its annual report on Form 20-F for the year ended December 31, 2010 with the SEC, on April 8, 2011.

3 – However, by both the time it published its 2010 annual financial statements and filed its 2010 20-F the Company had determined that (i) interline sales were small, between 0.9% and 3.2% of total revenues in 2008, 2009, and 2010, (ii) the Company had controls and procedures in place to properly process and recognize revenues relating to more than 96% of its total revenues for the year ended December 31, 2010; and (iii) while the Company was aware that the difference between the interline agreement price and the spot price would directly impact net income, the Company determined that this difference was not expected to have a material impact.

4 – At that time, based on the above facts, the Company concluded that the deficiency in internal control relating to this error would not result in a reasonable possibility that a material misstatement of the Company’s financial statements existed. However, the Company did conclude that the previous system limitations were a significant deficiency and therefore, management communicated this deficiency to the audit committee given their responsibility of overseeing the company’s financial reporting.

5 – Recently, the Company performed additional analysis and concluded that in light of the previous system limitations there was a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected on a timely basis.

Therefore, the Company has revised its classification of this deficiency from a “significant deficiency” to a “material weakness” as of December 31, 2010 and has filed this amendment no. 2 to its Annual Report to reflect the following changes:

•         revise the disclosure in “Item 15 – Controls and Procedures” to reflect the material weakness relating to the interline revenue recognition error and to conclude that internal controls over financial reporting was not effective at December 31, 2010;

•         include the reissued Management’s Report on Internal Control over Financial Reporting to report the material weakness and the change in conclusion;

•         include the reissued report of Deloitte Touche Tohmatsu Auditores Independentes on management’s conclusion on internal controls over financial reporting modified to report the material weakness; and

•         revise the conclusion with respect to disclosure controls and procedures.

In addition, the Company confirms that as of April 2011, upon completing the implementation of the new revenue recognition system module, revenue on interline ticket sales is recognized appropriately. As a result, the material weakness has been remediated.

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

The BM&FBOVESPA is a for-profit listed company that has regulatory authority over its trading markets.  Trading on the BM&FBOVESPA is limited to member brokerage firms and a limited number of authorized nonmembers.  The BM&FBOVESPA has two open outcry trading sessions each day from 10:00 a.m. to 5:00 p.m., São Paulo time, for all securities traded on all markets, except during daylight savings time in Brazil.  During daylight savings time in Brazil, usually the sessions are from 11:00 a.m. to 6:00 p.m., São Paulo time, to closely mirror the NYSE trading hours.  Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação 77 Assistida por Computador) on the BM&FBOVESPA and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional).  This system is a computerized system that links electronically with the seven smaller regional exchanges.  The BM&FBOVESPA also permits trading from 5:45 p.m. to 7:00 p.m., São Paulo time, or from 6:45 p.m. to 7:30 p.m. during daylight savings time in Brazil, on an online system connected to traditional and Internet brokers called the “after market.”  Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers.  There are no specialists or officially recognized market makers for our shares in Brazil.

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

86

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

PART II

ITEM 13.Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.       Controls and Procedures

Disclosure Controls and Procedures.  The Registrant maintains controls and procedures designed to ensure that it is able to collect the information it is required to disclose in the reports it files with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC.  Based on an evaluation of the Registrant’s disclosure controls and procedures as of the end of the period covered by this report conducted by the Registrant’s management, with the participation of the chief executive and chief financial officers, after evaluating together with other members of management the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) have concluded that our disclosure controls and procedures were not effective, because of the material weakness in internal control over financial reporting described above in the explanatory note, to ensure that the Registrant is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods.

Based on that evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures are ineffective to ensure that information required to be disclosed in the reports that we file and submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (2) collected and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure as of the end of our most recent fiscal year.

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

A material weakness is a significant deficiency, or combination of significant deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. During management’s assessment of the effectiveness of our internal control over financial reporting for the year ended December 31, 2010, a material weakness related to revenue recognition of ticket sales under interline agreements has been identified. This material weakness had the potential to cause a material misstatement of our financial statements.  However, we have already taken the necessary remediation measures to ensure accuracy and effectiveness of our monitoring controls over this process and completed our corrective measures in April 2011.

Based on the assessment and the control deficiency abovementioned, management has concluded that the Company has not maintained effective internal control over financial reporting as of December 31, 2010.

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

12.1	*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
12.2	*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
13.1	*	Section 1350 Certification of Chief Executive Officer.
13.2	*	Section 1350 Certification of Chief Financial Officer.
15.1	*	Consent of Deloitte Touche Tohmatsu Auditores Independentes.
*		Filed herewith.

Signature

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to its Annual Report on Form 20-F on its behalf.

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

Dated: April 11, 2012

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
Report of Independent Registered Public Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Gol Linhas Aéreas Inteligentes S.A.
São Paulo - SP, Brazil

We have audited the accompanying consolidated statements of financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO, and our report, dated April 8, 2011, April 9, 2012 as to the effects of the material weakness described in Management´s Report on Internal Control over Financial Reporting as revised,  expressed an adverse opinion on the Company’s internal control over financial reporting because of a material weakness.

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
São Paulo, Brazil
April 8, 2011

Gol Linhas Aéreas
Inteligentes S.A.

Internal Control over Financial Reporting for the Year Ended December 31, 2010 and Report of Independent Registered Public Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Gol Linhas Aéreas Inteligentes S.A.
São Paulo - SP, Brazil

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to revenue recognition of ticket sales under interline agreements has been identified and included in Management’s assessment. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO.

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

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 8, 2011 (April 9, 2012 as to the effects of the material weakness described in Management’s Report on Internal Control over Financial Reporting as revised)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

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

\

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
Consolidated of operations for the year ended December 31, 2010

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