Form 20-F
period 2011-12-31
Gol Intelligent Airlines Inc.
filed 2012-04-11
CIK 1291733

As filed with the Securities and Exchange Commission on April 11, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

_______________

FORM 20-F

_______________

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31,  2011

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

The number of outstanding shares of each class of stock of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2011:

137,032,734                                                         Shares of Common Stock

133,357,270                                                         Shares of Preferred Stock

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

We have translated some of the real  amounts contained in this annual report into U.S. dollars.  The rate used to translate such amounts in respect of the year ended December 31, 2011 was R$1.876 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect on December 31, 2011, as reported by the Central Bank.  The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real  amounts represent, or could have been or could be converted into, U.S. dollars at the above rate.  See “Exchange Rates” for more detailed information regarding the Brazilian foreign exchange system and historical data on the exchange rate of the real  against the into U.S. dollars.

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

The operating results of Webjet Linhas Aéreas S.A., or Webjet, are consolidated in our financial statements as from October 3, 2011. See “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Webjet Acquisition.” All information in this annual report reflects the acquisition of Webjet, which is still subject to CADE’s approval, unless otherwise indicated.

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

ITEM 3.  Key Information

A.      Selected Financial Data

We present in this section the following summary financial data:

•         Summary financial information derived from our audited consolidated financial statements included herein as of and for the years ended December 31, 2011, 2010 and 2009; and

•         Summary financial information derived from our audited consolidated financial statements not included herein as of and for the year ended December 31, 2008 and 2007.

The following tables present summary historical consolidated financial and operating data for us for each of the periods indicated.  Solely for the convenience of the reader, real  amounts as of and for the year ended December 31, 2011 have been translated into U.S. dollars at the commercial market rate in effect on December 31, 2011 as reported by the Central Bank of R$1.876  to US$1.00.

Summary Financial Information

	Year Ended December 31,
	2007	2008	2009	2010	2011	2011
	(in thousands)
Income Statement Data:
Operating revenues:
Passenger	R$4,566,691	R$5,890,104	R$5,306,530	R$6,277,657	R$6,713,029	US$3,578,755
Cargo and other	374,293	516,089	718,852	701,790	826,279	440,494
Total operating revenues	4,940,984	6,406,193	6,025,382	6,979,447	7,539,308	4,019,249
Operating expenses:
Salaries	(799,344)	(983,783)	(1,100,953)	(1,252,402)	(1,560,436)	(831,878)
Aircraft fuel	(1,898,840)	(2,630,834)	(1,813,104)	(2,287,410)	(3,060,665)	(1,631,658)
Aircraft rent	(525,785)	(645,089)	(650,683)	(555,662)	(505,058)	(269,249)
Sales and marketing	(367,866)	(588,735)	(364,551)	(367,757)	(402,568)	(214,611)
Landing fees	(273,655)	(338,370)	(312,637)	(331,882)	(395,249)	(210,710)
Aircraft and traffic servicing	(348,732)	(422,177)	(381,721)	(430,521)	(484,642)	(258,365)
Maintenance, materials and repairs	(339,281)	(388,030)	(417,212)	(422,950)	(434,181)	(231,464)
Depreciation and amortization	(62,548)	(125,127)	(142,853)	(281,604)	(395,807)	(211,007)
Other operating expenses	(315,068)	(372,696)	(428,376)	(351,464)	(633,634)	(337,794)
Gain on bargain purchase	-	-	-	-	88,428	47,141
Total operating expenses	(4,931,119)	(6,494,841)	(5,612,090)	(6,281,652)	(7,783,812)	(4,149,596)
Income (loss) from operations before income (expense)	9,865	(88,648)	413,292	697,795	(244,504)	(130,346)
Interest expense	(182,618)	(269,278)	(288,112)	(297,256)	(414,430)	(220,935)
Financial income (expense), net	373,636	(837,116)	630,956	(14,043)	(341,484)	(182,047)
Income (loss) before income taxes and social contribution	200,883	(1,195,042)	756,136	386,496	(1,000,418)	(533,328)
Income taxes	(33,595)	(44,305)	134,696	(172,299)	248,880	132,679
Net income (loss)	167,288	(1,239,347)	890,832	214,197	(751,538)	(400,649)
Basic earnings (loss) per share (1):	0.842	(6.160)	3.916	0.798	(2.78)	(1.48)
Diluted earnings (loss) per share (1):	0.842	(6.160)	3.914	0.796	(2.78)	(1.48)
Weighted average number of outstanding shares in relation to basic earnings (loss) per share (in thousands)(1)	198,609	201,193	227,472	268,564	270,376	270,376
Weighted average number of outstanding shares in relation to diluted earnings (loss) per share (in thousands)(1)	198,657	201,193	227,583	268,954	270,376	270,376
Basic earnings per ADS (1)	0.842	(6.160)	3.916	0,798	(2.78)	(1.48)
Diluted earnings per ADS(1)	0.842	(6.160)	3.914	0,796	(2.78)	(1.48)
Dividends declared per share (net of withheld income tax) (1)	1.25	0.18	0.70	0.19	-	-
Dividends declared per ADS (net of withheld income tax) (1)	1.25	0.18	0.70	0.19	-	-

	As of December 31,
	2007	2008	2009	2010	2011	2011
Balance Sheet Data:	(in thousands)
Cash and cash equivalents	R$573,121	R$169,330	R$1,382,408	R$1,955,858	R$1,230,287	US$655,873
Short-term investments	820,343	245,585	40,444	22,606	1,009,068	537,940
Trade receivables(2)	903,061	344,927	519,308	303,054	354,134	188,791
Deposits	641,164	731,374	855,569	715,377	630,599	336,176
Total assets	7,486,412	7,131,865	8,720,120	9,063,847	10,655,141	5,680,318
Short-term debt	891,543	967,452	591,695	346,008	1,552,440	827,615
Shareholders’ equity	2,392,448	1,071,608	2,609,986	2,929,169	2,205,911	1,175,984

	Year Ended December 31,
	2007	2008	2009	2010	2011	2011
Other Financial Data:	(in thousands except percentages)
Operating margin(3)	0.02%	(1.4)%	6.9%	10.00%	(3.2)%	(3.2)%
Net cash provided by (used in) operating activities	R$(141,488)	R$151,700	R$457,259	R$723,897	R$(602,520)	US$(321,207)
Net cash provided by (used in) investing activities	(190,339)	40,650	5,422	(279,459)	(469,168)	(250,116)
Net cash provided by (used in) financing activities	617,484	(611,301)	769,238	139,900	354,547	189,011

Summary Operational Data

	Year Ended December 31
	2007	2008	2009	2010(7)	2011(6)
Operating Data(5):
Revenue passengers (in thousands)	23,689	25,664	28,410	32,915	36,220
Revenue passenger kilometers (in millions)	22,670	25,308	25,669	30,649	34,415
Available seat kilometers (in millions)	34,349	41,107	40,355	45,937	50,127
Load-factor	66.0%	61.6%	63.6%	66.7%	68.7%
Break-even load-factor	65.9%	62.5%	59.2%	60.0%	70.9%
Aircraft utilization (block hours per day)	13.8	12.1	11.6	12.9	13.0
Average fare	198	262	191	191	185
Yield per passenger kilometer (cents)	20.1	23.3	20.7	20.5	19.5
Passenger revenue per available seat kilometer (cents)	13.3	14.3	13.1	13.7	13.4
Operating revenue per available seat kilometer (cents)	14.4	15.6	14.9	15.2	15.0
Operating expense per available seat kilometer (cents)	14.4	15.8	13.9	13.7	15.5
Operating expense less fuel expense per available seat kilometer (cents)	8.9	9.4	9.4	8.7	9.4
Departures	237,287	268,540	273.602	295,160	314,190
Departures per day	650	736	750	811	861
Destinations served	66	59	59	59	63
Average stage length (kilometers)	960	933	890	907	908
Average number of operating aircraft during period	88.6	106.4	108.7	112.3	133.6
Full-time equivalent employees at period end	15,722	15,911	17.963	18,776	20,525
Fuel liters consumed (in thousands)	1,177,300	1,364,719	1,291,412	1,465,299	1,591,917
Percentage of sales through website during period (4)	90.0%	92.4%	92.4%	88.1%	88.4%
Percentage of sales through website and call center during period	98.9%	99.2%	98.7%	95.1%	94.5%

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

(3)   Operating margin represents operating income (loss) before financial results divided by operating revenues.

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

(6)   Information regarding revenue passengers, aircraft utilization,  average fare, departures, departures per day,  average stage length, average number of operating aircraft, fuel liters consumed, percentage of sales through website and percentage of sales through website and call center include data for Webjet as of and including October 1, 2011.

(7)   ANAC has published revised available seat kilometers and revenue passenger kilometers data for 2009 and 2010. All operating data for 2009 and 2010 reflects the new DCA manual, whereas information for 2007 and 2008 was calculated pursuant to the manual and may not be fully comparable.

Exchange Rates

Brazil’s foreign exchange system allows the purchase and sale of currency and the international transfer of reais by any person or legal entity, regardless of amount, subject to certain regulatory procedures.

The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  Most recently, the real  was R$1.566 per US$1.00 in August 2008.  Primarily as a result of the crisis in the global financial markets, the real  depreciated 31.9% against the U.S. dollar and reached R$2.337 per US$1.00, at year end 2008.  In 2009 and 2010, the real appreciated against the U.S. dollar and reached R$1.666 per US$1.00 at year end 2010. During 2011 the real depreciated and on December 31, 2011, the exchange rate was R$1.876  per US$1.00.

The Central Bank has intervened occasionally to combat instability in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real  to float freely or will intervene in the exchange rate market through a currency band system or otherwise.

The following tables present the selling rate, expressed in reais to the U.S. dollar (R$/US$), for the periods indicated:

	Period-End	Average for Period (1)	Low	High
	(reais per U.S. dollar)
Year
2007	1.771	1.948	1.733	2.156
2008	2.337	1.836	1.559	2.500
2009	1.741	1.994	1.702	2.422
2010	1.666	1.759	1.655	1.881
2011	1.876	1.675	1.535	1.902
2012 (through March 2012)	1.822	1.770	1.702	1.868

	Month-End	Average for Month (2)	Low	High
	(reais per U.S. dollar)
Month
October 2011	1.688	1.767	1.688	1.880
November 2011	1.811	1.790	1.727	1.894
December 2011	1.876	1.837	1.783	1.876
January 2012	1.739	1.790	1.739	1.868
February 2012	1.709	1.718	1.702	1.738
March 2012	1.822	1.795	1.715	1.833

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

The Brazilian government frequently has intervened in the Brazilian economy and occasionally makes significant changes in policy and regulations.  The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports.  Our business, financial condition and results of operations may be adversely affected by changes in policy or regulations at the federal, state or municipal levels involving or affecting factors such as:

•         interest rates;

•         currency fluctuations;

•         inflation;

•         liquidity of capital and lending markets;

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

Brazil has in the past experienced extremely high rates of inflation and has therefore followed monetary policies that have resulted in one of the highest real interest rates in the world.  Between 2004 and 2011, the base interest rate (SELIC) in Brazil varied between 19.25% p.a. and 8.75% p.a. Inflation and the Brazilian government’s measures to fight it, principally through the Central Bank, have had and may have significant effects on the Brazilian economy and our business.  Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit.  Conversely, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our business.  In addition, we may not be able to adjust the fares we charge our customers to offset the effects of inflation on our cost structure.

Risks Relating to Us and the Brazilian Airline Industry

Substantial fluctuations in fuel costs or the unavailability of fuel would harm our business.

Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand.  Fuel costs, which at times in 2007 and 2008 were at historically high levels, constitute a significant portion of our total operating expenses, accounting for 39.3% of our operating expenses for the year ended December 31, 2011.  Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline.  In the event of an international or local fuel supply shortage, our fuel prices may increase.  Although we enter into hedging arrangements to reduce our exposure to fuel price fluctuations and have historically passed on the majority of fuel price increases by adjusting our fare structure, the price and future availability of fuel cannot be predicted with any degree of certainty.  Our hedging activities or the extent of our ability to adjust our fares may not be sufficient to protect us from fuel price increases.

Substantially all of our fuel is supplied by one source, Petrobras Distribuidora S.A. If Petrobras Distribuidora is unable or unwilling to continue to supply fuel to us at the times and in the quantities that we require, our business and results of operations would be adversely affected.

Events resulting from prolonged instability in the Middle East or other oil-producing regions or the suspension of production by any significant producer, may result in substantial price increases, adverse exchange rates, or the unavailability of adequate supplies and adversely affect our profitability. In addition, the same effect may be caused by natural disasters or other large unexpected disrupting events in regions with significant consumption of other energy sources. No assurances can be given about trends in fuel prices, and average fuel prices for the 2012 fiscal year or for future years may be significantly higher than current prices.

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

Unfavorable economic conditions, a significant decline in demand for air travel, or continued instability of the credit and capital markets could also result in pressure on our debt costs, operating results and financial condition and would affect our growth and investment plans.  These factors could also negatively affect our ability to obtain financing on acceptable terms and our liquidity generally.

Exchange rate instability may materially and adversely affect our financial condition and results of operations and the market price of the ADSs and our preferred shares.

The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  Most recently, the real  was valued as high as R$1.566 per US$1.00 in August 2008.  Primarily as a result of the crisis in the global financial markets, the real  depreciated 31.9% against the U.S. dollar and reached R$2.337 per US$1.00, at year end 2008.  In 2009 and 2010, the real appreciated against the U.S. dollar and reached R$1.666 per US$1.00 at year end 2010. Driven principally by the European financial crisis, during 2011 the real depreciated and on December 31, 2011, the exchange rate was R$1.876  per US$1.00.

Depreciation of the real  against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm our financial condition and results of operations, may curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the real  against the U.S. dollar can also, as in the context of an economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole.  On the other hand, appreciation of the real  relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange current accounts, as well as dampen export-driven growth.  Depending on the circumstances, either depreciation or appreciation of the real  could materially and adversely affect our business, financial condition and results of operations.

Substantially all of our passenger revenue and cargo revenue and temporary investments are denominated in reais, and a significant part of our operating expenses, such as fuel, aircraft and engine maintenance services, aircraft rent payments and aircraft insurance, are denominated in, or linked to, U.S. dollars.  We maintain U.S. dollar-denominated deposits and maintenance reserve deposits under the terms of some of our aircraft operating leases.  For the year ended December 31, 2011, 51.8% of our operating expenses were either denominated in or linked to the U.S. dollar.  In addition, the purchase price of the Boeing 737 Next Generation aircraft for which we had 91 firm purchase orders outstanding as of December 31, 2011, the 10 purchase rights and the 40 Boeing 737 Next Generation aircraft for which we currently have purchase options are denominated in U.S. dollars.  At the end of 2011, 70% of our indebtedness was denominated in U.S. dollars.  While in the past we have generally adjusted our fares in response to, and to alleviate the effect of, depreciation of the real and increases in the price of jet fuel (which is priced in U.S. dollars) and have entered into hedging arrangements to protect us against the short-term effects of such developments, there can be no assurance we will be able to continue to do so. In addition, there is no effective hedging alternative for medium- and long-term depreciation of the real.  To the extent we are unable to adjust our fares or effectively hedge against any such developments, this may lead to a material decrease in our profit margins or to material operating losses caused by increases in U.S. dollar-denominated costs, increases in interest expense or exchange losses on unhedged fixed obligations and indebtedness denominated in foreign currency.  We had total U.S. dollar-denominated future operating lease payment obligations of R$2,269,5 million and R$3,511.6 million regarding other U.S. dollar-denominated liabilities and indebtedness at December 31, 2011.  We may incur substantial additional amounts of U.S. dollar-denominated operating lease or financial obligations and U.S. dollar-denominated indebtedness and be subject to fuel cost increases linked to the U.S. dollar.

Depreciation of the real  also reduces the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our preferred shares and, as a result, the ADSs.

Changes to the Brazilian civil aviation regulatory framework may adversely affect our business and results of operations.

Brazilian aviation authorities monitor and influence the developments in Brazil’s airline market.  For example, the National Civil Aviation Agency (Agência Nacional de Aviação Civil), or ANAC, addressed overcapacity by establishing strict criteria that must be met before new routes or additional flight frequencies were awarded. ANAC has more recently set minimum turnaround times.  The policies of the ANAC and other aviation supervisory authorities may negatively affect our operations.

The Brazilian congress is currently discussing a draft bill that would replace the current Brazilian Aeronautical Code (Código Brasileiro de Aeronáutica).  In general, this draft bill deals with matters related to civil aviation, including airport concessions, consumer protection, limitation of airlines’ civil liability, compulsory insurance, fines and the increase of limits to foreign ownership in voting stock of Brazilian airlines from 20% to 49%.  This draft bill is still under discussion in the House of Representatives and, if approved, must be submitted for approval to the Federal Senate, before being sent for presidential approval. If the Brazilian civil aviation framework changes in the future, or ANAC implements increased restrictions, our growth plans, our business and results of operations could be adversely affected. If the limits to foreign ownership in or influence on Brazilian airlines are increased, our current or new competitors may increase their financial strength and may have a competitive advantage over us, which would negatively affect our business and results of operations.

In August 2011 the Brazilian government privatized the new Natal airport, which will have its construction completed and further operation by the winners of the privatization auction. In February 2012, the Brazilian government privatized the Guarulhos, Brasília and Campinas international airports, which will be operated by the winners of the privatization auction for periods of 20 to 30 years, and other airports are expected to be privatized in the near future. Although such measures may serve as a potential positive catalyst to accelerate investments in airport infrastructure, we are unable to foresee the effects of any such measures, especially regarding operational efficiencies and costs, as well as airport and other fees, on our business and results of operations. See “Item 4. Information on the Company – B. Business Overview - Regulation of the Brazilian Civil Aviation Market – Airport Infrastructure.”

Changes to the Brazilian civil aviation regulatory framework may change the competitive dynamics of our industry and may adversely affect our operations, see “−We operate in a highly competitive industry.”

Changes to Brazilian rules regarding slots distribution, fare restrictions and fees associated with civil aviation may adversely affect our business and results of operations.

Current rules regarding slots distribution at Congonhas Airport, which favors us, require that 80% of new slots are assigned to airlines already operating in that airport. New proposed rules, which are under public hearing, may reduce that percentage. If there is a change in the rule regarding slots redistribution we could be negatively affected by higher competition in this airport from new competitors.

In 2010 ANAC approved the deregulation of international airfares for flights departing from Brazil to the U.S. and Europe, gradually removing the prior minimum fares. In addition, in 2010 the National Civil Aviation Council (Conselho de Aviação Civil), or CONAC, approved the continuity of bilateral agreements providing for open skies policies with other South American countries and a new open skies policy with the United States.  In March, 2011 Brazil also signed an open skies agreement with Europe. The agreements with the United States and Europe are expected to be in operation by 2015 and 2014, respectively. These regulations increase competition in the market and may negatively affect our results of operation.

Until 2010, landing and navigation fees charged in Brazilian airports were similar in all airports independent of whether they were busy or not. In 2011, the Brazilian government increased landing and navigation fees at the busiest airports as compared to less busy airports and at peak hours. As a result, secondary hubs and off-peak flights may benefit in light of the differences in fees for the airlines that choose to operate in these airports or times. Changes in landing, navigation or other fees have in the past and may continue to increase our CASK, lower our efficiency and profitability and may provide other market players with a cost or operational advantage.

Technical and operational problems in the Brazilian civil aviation infrastructure,  including air traffic control systems,  airspace and airport infrastructure may have a material adverse effect on our business,  our results of operations and our strategy.

We are dependent on improvements in the coordination and development of Brazilian airspace control and airport infrastructure, which, mainly due to the large growth in civil aviation in Brazil in recent years, require substantial improvements and government investments.  This is further emphasized by the need for additional infrastructure investments in the context of the Soccer Confederations Cup (2013) and World Cup (2014) and the Summer Olympics (2016) in Brazil. Infraero has announced a list of investments in major Brazilian airports of approximately R$7.1 billion to be implemented between 2011 and 2014.

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

Our existing competitors or potential new entrants into the markets in which we operate may be financially stronger than us. They have in the past and may again undercut our fares, increase capacity on their routes in an effort to increase their market share or attempt to conduct low-fare or low-cost airline operations of their own, emulating our strategy.  In any such event, we cannot assure you that our level of fares or passenger traffic would not be adversely affected and would not have an adverse impact on our business and results of operations or that our competitive advantage would not be reduced.

Further consolidation in the Brazilian and global airline industry framework may adversely affect our business and results of operations.

As a result of the competitive environment there may be further consolidation in the Brazilian and global airline industry, whether by means of acquisitions, joint ventures, partnerships or strategic alliances.  We cannot predict the effects of further consolidation on the industry. To the extent we act as consolidators, we may not be able to successfully integrate the business and operations of companies acquired, governmental approvals may be delayed, costs of integration and fleet renovation may be greater than anticipated and synergies may not meet our expectations, our costs may increase and our operational efficiency may be reduced, all of which would negatively affect our business and results of operations and may distract our management.

In the event we do not act as a consolidator our competitors may increase their scale, diversity and financial strength and may have a competitive advantage over us, which would negatively affect our business and results of operations. Consolidation in the airline industry and changes in international alliances will continue to affect the competitive landscape in the industry and may result in the formation of airlines and alliances with increased financial resources, more extensive global networks and reduced cost structures.

We have significant recurring aircraft lease costs,  and we will incur significantly more fixed costs that could hinder our ability to meet our strategic goals.

We have significant costs, relating primarily to leases for our aircraft and engines.  As of December 31, 2011, we had commitments of R$15,780 million to purchase additional Boeing 737-800 Next Generation aircraft, based on aircraft list prices, although the actual price payable by us for the aircraft will be lower due to supplier discounts.  As of December 31, 2011, we had R$4,655.7 million in short- and long-term indebtedness, excluding our perpetual bonds in the amount of R$335.8 million.  We expect that we will incur additional fixed obligations and debt as we take delivery of the new aircraft and other equipment to implement our strategy.

Having significant fixed payment obligations could:

•         limit our ability to obtain additional financing to support expansion plans and for working capital and other purposes;

•         divert substantial cash flow from our operations to service our fixed obligations under aircraft operating leases and aircraft purchase commitments;

•         if interest rates increase, require us to incur significantly more lease or interest expense than we currently do; and

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

In 2010, the Export-Import Bank of the United States (“Ex-Im Bank”) agreed on a common approach with European export-credit agencies on offering export credits for commercial aircraft.  Among other things, the new Sector Understanding on Export Credits for Civil Aircraft (the “ASU”) sets forth minimum guarantee premium rates applicable to aircraft to be delivered on or after January 1, 2013, or under firm contracts entered into after December 31, 2010 and also changes the maximum amount that may be financed.  While subject to modification, the exposure fees paid by us on applicable aircraft are likely to increase. The amount of any such increase will depend upon the credit risk assigned to us by the participating export-agencies pursuant to the protocols of the ASU.  In addition, we will no longer be able to finance the amortization payments of loans guaranteed by Ex-Im Bank with SOAR loan facilities. These developments are likely to increase our financing costs and may negatively affect our results of operation and our credit rating, which would further negatively affect our financing costs.

We may have to use our cash resources to finance a portion of our firm purchase order aircraft.  We may not have sufficient cash resources to do so.

We currently finance our aircraft principally through operating leases.  As a result of our 91 firm purchase orders for Boeing 737-800 Next Generation aircraft outstanding as of December 31, 2011, we expect to own a larger portion of our fleet as well as continue to lease aircraft through principally long-term operating leases.  The firm purchase orders represent a significant financial commitment for us.  We have in recent years financed and intend to continue financing our new Boeing 737-800 NG aircraft with a commitment we received from the Ex-Im Bank providing guarantees covering 85% of the aggregate purchase price for the firm purchase order aircraft.  While we expect that the guaranty from the Ex-Im Bank will help us in obtaining low-cost financing for the purchase of the firm purchase order aircraft, we may be required to use our own cash resources for the remaining 15% of the aggregate purchase price for the firm purchase order aircraft. As of December 31, 2011, we had R$2,348.5 million of cash, cash equivalents, short-term investments in overnight deposits and deposit certificates of highly-rated Brazilian banks and marketable securities, mainly Brazilian government bonds and short- and long-term restricted cash.  If the value or liquidity of these investments were to decrease, or we do not have sufficient cash resources, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would have an adverse impact on the execution of our strategy and business and could have an adverse impact on our results.

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

When Boeing or CFM release new aircraft or engines to replace the Boeing 737-700/800 Next Generation aircraft or the CFM engines used on our aircraft the market value of our aircraft and engines may decrease, which would negatively affect the value of our assets and could result in us recording impairment charges. In addition, if other manufacturers release new aircraft that is more appealing to the market or customers, we may be forced to deviate from our one-aircraft fleet policy, thereby losing the benefits of operating only one type of aircraft, which could also reduce the market value of aircraft and would adversely affect our operational costs and results of operation.

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

Our business depends significantly upon the availability of skilled labor, including hiring, training and retaining qualified pilots, co-pilots and other key employees. We may not be able to compete for skilled labor with airlines in other growing markets, or domestically and may be unable to hire or retain pilots and other key crew members. Training a pilot requires many years of extensive flight hours, including a significant amount of hours in flight simulators. If our pilots or key crew members leave our company, we may not be able to find suitable replacements, losing our investment in training and increasing the probability of disruptions in our business caused by shortages of skilled labor.

In addition, restrictions on flight hours for our pilots and crew members or mismanagement of our scheduling  systems in light of our high daily aircraft utilization rate may cause temporary shortages of skilled labor and could disrupt our business, harm our reputation and adversely affect our results of operation.

Our flights are subject to seasonality and this may increase volatility and affect our results of operation.

Revenues and profits from our flights reach their highest levels during the Brazilian summer and winter vacation periods, in January and July, respectively, and during the last two weeks of December, during the holiday season. Therefore the first and fourth quarters of each year are the most relevant in terms of passengers transported. In light of our high proportion of fixed costs, this seasonality tends to cause variations in our operational income from quarter to quarter and may increase volatility and affect our results of operation.

Certain of our debt agreements contain financial covenants and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

Certain of our existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control and we cannot assure that we will meet those tests, especially given the lower yield environment in which the industry currently operates. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these and other agreements, as a result of cross-default provisions. If we are unable to comply with our debt covenants, we could be forced to seek waivers. We cannot guarantee that we will be successful in obtaining any waivers or renewing existing waivers. As of December 31, 2011, we were not in compliance with certain financial covenants under our debentures in the amount of R$1,088.4 million and our IFC loan. In March 2012, the Company received waivers through June 2012 from the debenture holders (Bank of Brazil and Bradesco). If we are unable to renew these and/or receive other waivers, a large portion of our debt could be subject to acceleration.  While we believe such eventuality to be remote, should it come to pass, we may need to renegotiate, restructure or refinance our indebtedness, seek additional equity capital or sell assets, which may materially and adversely affect us.

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

We may also be affected by other events that affect travel behavior, such as the potential of epidemics or acts of terrorism.  These events are out of our control and may affect us even if occurring in markets where we do not operate and/or in connection with other airlines.  For example, in the second quarter of 2009 an outbreak of the H1N1 virus had an adverse impact on global air travel and on our operations to and from Argentina.  In addition, in the past there have been concerns about outbreaks or potential outbreaks of other diseases, such as avian flu and Severe Acute Respiratory Syndrome, or SARS, which had an adverse impact on global air travel.  Any outbreak of a disease that affects travel behavior could have a material adverse impact on us and the trading price of shares of companies in the worldwide airline industry, including our ADRs and preferred shares.  Outbreaks of disease could also result in quarantines of our personnel or an inability to access facilities or our aircraft, which could adversely affect our operations.

Natural disasters may affect and disrupt our operations. For example, in 2011, a volcanic eruption in Chile had a prolonged adverse effect on air travel, halting flights in, Argentina, Chile, Uruguay and the southern part of Brazil for several days. As a result, our operations to and from these regions were temporarily disrupted, including certain aircraft being grounded in the affected regions.  Any natural disaster that affects air travel in the regions in which we operate could have a material adverse impact on our business and results of operation.

Our ability to use tax loss carryforwards to offset future taxable income is subject to limitation.

As of December 31, 2011, we had reported approximately R$2.1 billion of tax loss carryforward and negative basis of social contribution mainly as a result of the acquisition of VRG in 2007 and Webjet in 2011 and accumulated losses. Under Brazilian tax laws we may only use our tax loss carryforward to offset taxes payable up to 30% of the taxable profit for each year. Thus, despite having balance tax loss carryforward we may have to pay higher taxes in case we reach the compensation limits for any given year that we are entitled to use under Brazilian tax laws.

Our controlling shareholder has the ability to direct our business and affairs and its interests could conflict with yours.

Our controlling shareholder has the power to, among other things, elect a majority of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations, dispositions, and the timing and payment of any future dividends, subject to minimum dividend payment requirements imposed under Law No. 6,404 of December 15, 1976, as amended, or the Brazilian corporation law.  Although you are entitled to tag-along rights in connection with a change of control of our company and you will have specific protections in connection with transactions between our controlling shareholder and related parties, our controlling shareholder may have an interest in pursuing acquisitions, dispositions, financings or similar transactions that could conflict with your interests as a holder of the ADSs or our preferred shares.

Risks Relating to the ADSs and Our Preferred Shares

The relative volatility and illiquidity of the Brazilian securities markets, and securities issued by airlines in particular, may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States.  Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States.  The ten largest companies in terms of market capitalization represented 53.1% of the aggregate market capitalization of the BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias & Futuros (“BM&FBOVESPA”) as of December 31, 2011.  The top ten stocks in terms of trading volume accounted for 49.7%, 49.7% and 53.6% of all shares traded on the BM&FBOVESPA in 2009, 2010 and 2011, respectively.

In addition, the trading price of shares of companies in the worldwide airline industry are relatively volatile and investors’ perception of the market value of these shares, including our ADSs and preferred shares, may also be negatively impacted with additional volatility and decreases in the price of our ADSs and preferred shares.

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

We may not be able to offer our preferred shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any future issuance of our preferred shares unless a registration statement under the Securities Act is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available.  We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file any such registration statement.  If such a registration statement is not filed and an exemption from registration does not exist, Citibank, N.A., as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale.  However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights.

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

B.      Business Overview

We are one of the largest low-cost low-fare airlines in the world, according to IATA, in terms of passengers transported in 2011, and the largest low-cost low-fare airline in Latin America providing frequent service on routes connecting all of Brazil’s major cities and from Brazil to major cities in South America and selected tourist destinations in the Caribbean. With our young and standardized operating fleet of 123 GOL Boeing 737-700/800 and 24 Webjet Boeing 737-300 aircraft, we serve the most comprehensive network of any airline in the Brazilian air passenger transportation market.

Since the beginning of our operations in 2001, our affordable, reliable and simple service and our focus on markets that were either underserved or did not have a lower-fare alternative have led to a strong awareness of our brand and a rapid increase in our market share.  We were the first company to successfully introduce low-cost carrier industry practices and technologies in Latin America.  We have a diversified revenue base, with customers ranging from business passengers to leisure passengers traveling throughout Brazil, other South American and Caribbean destinations.  Our strategy is to increase the size of the market by attracting new passengers as well as to diversify our revenue portfolio through our consolidated flight network, a modern aircraft fleet, targeted marketing and our loyalty program Smiles  (one of the largest loyalty programs in Latin America with more than 8.2 million members and more than 180 partners), a variety of attractive ancillary businesses such as our air cargo services (Gollog), and through a variety of payment mechanisms designed to make the purchase of our tickets easier for customers in lower income classes.  Passenger transportation revenues represented 89% and ancillary revenues (cargo and other)  represented 11% of our net revenues of R$7,539.3 billion in 2011.

As of March 31, 2012, we offered approximately 900 daily flights to 63 destinations connecting the most important cities in Brazil as well as key destinations in Argentina, Barbados, Bolivia, Chile, Paraguay, Uruguay, Venezuela and the Caribbean region.  As of March 31, 2011, Webjet offered approximately 1,000 weekly flights to 16 Brazilian cities. We strategically focus on the Brazilian and South American markets, and will continue to carefully evaluate opportunities to continue growing by increasing the frequency of flights to our existing high-demand markets and adding new routes in these markets (for example, in the Caribbean region), all of which can be reached with our Boeing 737 Next Generation (NG) aircraft.

Our Competitive Strengths

We Have a Strong Market Position Based on Slots at the Most Important Airports in Brazil.  Since the VRG acquisition, we have been the carrier with the most flights connecting the busiest airports in Brazil:  Congonhas and Guarulhos (São Paulo), Santos Dumont and Galeão (Rio de Janeiro), Juscelino Kubitschek (Brasília), Confins (Belo Horizonte) Salvador (Bahia), Porto Alegre (Rio Grande do Sul), Recife (Pernambuco) and Curitiba (Paraná).  Routes between these airports are among the most profitable routes in our markets, with strong yields achieved mostly from business travelers.

We Keep Our Operating Costs Low.  Our operating expense per available seat kilometer (CASK) ex-fuel for the year ended December 31, 2011 was R$9.4 cents.  We believe that our CASK for the year ended December 31, 2011, adjusted for the average number of kilometers flown per flight, or adjusted by stage length, was over the year the lowest in the domestic market and among Latin American low-cost carriers, based upon our analysis of data collected from publicly available information.  Our business model is based on innovation and best practices adopted to improve our operating efficiency, including:

•         Operation of a young and standardized fleet.  At December 31, 2011, our operating fleet of 123 GOL Boeing 737-700/800 aircraft and 24 Webjet Boeing 737-300 was one of Latin America’s largest and youngest fleets, with an average age of 7.0 and 18.0 years, respectively.  We plan to continue keeping our operating fleet exclusively comprised of Boeing 737-800 and 737-700 NG aircraft.  Having a standardized fleet reduces inventory costs, as it requires fewer spare parts, and reduces the need to train our pilots to operate different types of aircraft.  It also simplifies our maintenance and operations processes.

•         State of the art maintenance.  We carry out heavy maintenance on our Boeing 737 aircraft internally at our IOSA (IATA Operational Safety Audit) certified Aircraft Maintenance Center at the Tancredo Neves International Airport located in Confins, in the State of Minas Gerais. With our system of phased maintenance for our Boeing NG 737-700 and 737-800 aircraft fleet, we are able to perform maintenance work every day without sacrificing aircraft revenue time, and schedule preventive maintenance with more regularity and around the utilization of our aircraft, which further dilutes fixed costs.

We Have a Strong Liquidity and Cash Position.  We believe that a strong liquidity and cash position is key to our success.  Our strong balance sheet increases our capacity to establish partnerships, negotiate with suppliers and to mitigate impacts of financial markets volatility on our results, to strengthen our financial resilience and to ensure the execution of our growth strategy. We have a strong cash position (composed by cash and cash equivalents, current and non-current restricted cash and short term investments) which as of December 31, 2011 represented 31.1% of our last twelve months’ operating revenues.  We are also committed to not having any significant financial debt (excluding finance leases) coming due within any three-year horizon.  In this view we believe that a stronger cash position, combined with our operating cash flow generation will further improve our operating flexibility in order to allow us to rapidly respond to market changes.

We Stimulate Demand for Our Service.  We believe that through our differentiated services we create demand for air travel services.  We identify and stimulate demand among both business and leisure passengers for air travel that is safe, convenient, simple and a reasonably priced alternative to traditional air, bus and car travel.  By combining low fares with simple and reliable service, we have successfully improved our brand awareness, product quality, punctuality and regularity as well as strengthened customer loyalty and are attracting new groups of air travelers in our markets.  We estimate that, on average, approximately 5% to 10% of the customers on our flights are either first-time flyers or have not flown for more than a year.

We Have Strong Brand Recognition.  We believe that the Gol brand has become synonymous with innovation and value in the airline industry.  Our customers identify Gol as being safe, accessible, friendly, fair, intelligent and reliable and distinguish Gol in Brazil’s domestic airline industry on the basis of its modern and simplified approach to air travel services.  Our Smiles  and Gollog  brands and our website provide valuable customer recognition in various businesses and create a tool for brand diversification for us.  Our Varig brand is widely known in the Brazilian and Latin American markets in which we operate.

We Have One of the Largest Loyalty Programs in Latin America.  Since the VRG acquisition, we have a loyalty program (Smiles), which is available to all our passengers and which we consider a strong relationship tool.  The Smiles  loyalty program serves as a source of revenue for us, as it enables us to sell miles directly to corporate clients for marketing purposes or utilize them for co-branded credit cards.  It supports partnerships with more than 180 partners, including hotel chains, car rental companies, restaurants, insurance companies, publishers and schools and also forms the basis for partnerships with some of Brazil and South America’s largest banks and credit card companies.  The Smiles  loyalty program had over 8.2 million members at December 31, 2011.

We Are One of the Largest E-commerce Companies in Brazil.  Our effective use of technology helps us to keep our costs low and our operations highly scalable and efficient.  We seek to keep our distribution channels streamlined and convenient so as to allow our customers to interact with us via the Internet.  In 2011, we booked 88.5% of our ticket sales through a combination of our website and application programming interface, or API, systems, 6.0% through our call center and 5.5% through Global Distribution System, or GDS. In addition, our customers can check in online and through web-enabled cell phones.  As a result of our emphasis on low-cost distribution channels, in 2011 we were one of the largest e-commerce companies in Brazil and Latin America, with R$7.0 billion in net ticket sales through the internet, more than any other airline and publicly-held e-commerce company in Brazil.  Our platform also has strong traffic statistics, with more than five million visitors per month.  We enjoy significant cost savings associated with automated ticket sales, which also makes the selection of travel options more convenient for our customers.

We Have High Corporate Governance Standards and Proven Management.  Our corporate governance practices go beyond those of most issuers in the transportation industry and emerging markets issuers.  We have four independent board members, including the chairman of our board of directors.  We will also have one board member who wil be nominated by Delta Air Lines Inc., or Delta, pursuant to our partnership agreement. Our top managers have broad experience in many sectors of the Brazilian economy, including air and ground transportation, telecommunications and home appliances and consumer products.  This experience has helped us to develop the most effective elements of our low-cost model and we expect will help us to further penetrate the Brazilian middle class and to generate ancillary revenues.

Our Strategies

Our strategy is to capitalize on our competitive advantages while further strengthening our financial resilience, based on four main strategic pillars:  increase passenger revenue, expand ancillary revenues, further reduce costs and improve our financial resilience.  In order to implement our strategies we intend to:

Capitalize on Our Strong Market Position in Brazil and Latin America.  We intend to capitalize on our strong market position, with our widespread brand recognition, the greatest number of routes and highest frequencies between the most important airports in Brazil, our consolidated flight network and our Smiles  loyalty program, to increase penetration across all segments of travelers.  We will focus on Brazilian operations and selected South American destinations that are, or we expect to become, profitable and fit into our flight network.  In addition, we believe that the airline industry may experience further consolidation in the future and therefore partnerships and alliances are key success factors.  In this environment we intend to play a leading role and strengthen our position as a long-term player.

Improve Operating Efficiency and Financial Resilience.  Continuing to reduce our operating expense per available seat kilometer is key to increased profitability.  We aim to maintain our position as one of the lowest cost airlines in the world.  We intend to further reduce the average age of our fuel-efficient fleet, while optimizing the size of our fleet to ensure high utilization rates. In 2011, our aircraft utilization rate was 13.0 block-hours per day, compared to 12.9 block-hours per day in 2010 and 11.6 block-hours per day in 2009.

We seek to reduce our operating expense per available seat kilometer by using our aircraft efficiently, concentrating on minimizing our turnaround times at airports and maintaining a high number of daily flights per aircraft. We will continue to utilize technological innovations wherever possible to reduce our distribution costs and improve our operating efficiency.  We expect to benefit from economies of scale and reduce our average cost per available seat kilometer as we add aircraft to an established and efficient operating infrastructure.

We have a strong balance sheet and we seek to continuously set financial targets in order to further improve our financial resilience to support our growth strategy.  We currently seek to maintain a cash position equivalent to more than 25% of our net revenues recorded in the trailing twelve-month period, and to extend our financial commitments, avoiding significant debt maturities in a three-year range.

Expand Our Customer Base.  In planning the growth of our business, we will continue to select our routes and build the frequency of our service based on the extent and type of demand in the areas we serve in Brazil, South America, and the Caribbean.  We are committed to providing air travel to a wide range of travelers.  We will continue to popularize air travel, making low-fare flights more accessible to a larger portion of the population, including all types of business travelers, through  the following measures:

•         Stimulating Demand.  Our widely available service is designed to popularize air travel and stimulate demand, particularly from fare-conscious leisure travelers and small-to mid-size business travelers who might otherwise use alternative forms of transportation or not travel at all. The Brazilian middle class has grown significantly in the last few years, from 66 million in 2003 to 105 million in December 2011, according to Fundação Getúlio Vargas, or FGV, and the Brazilian Geographical and Statistical Institute (Instituto Brasileiro de Geografia e Estatística), or IBGE.

•         Expanding our network.  We will continue to carefully evaluate opportunities to meet demand for leisure travel by offering more seats at lower fares for advance purchases, expanding flight frequencies on existing routes and adding additional routes that contribute to our network and for which we perceive a market demand primarily in Brazil. In addition, by offering flights to selected South American and Caribbean destinations with connections integrated in our network, we will create opportunities for incremental traffic, feeding our network and increasing our overall load factor and supporting our strategy of expanding our network and stimulating demand for our services.

•         Overhubbing.  We estimate that between 40% and 45% of our passengers are connecting to other flights operated by us and, as a result, we may expand our network by creating new direct flights between two given cities, avoiding the need to connect through a third city. This may also help us to increase our flights and the number of passengers we transport despite current limitations on slot availability in Brazil’s busiest airports.

•         Increasing market penetration.  In March 2011, we launched three small and low cost points of sale under the Voe Gol brand in main bus and subways terminals (Itaquera, Sé and Luz) allowing customers to not only buy tickets, but also to change and cancel their reservations and obtain information, with full customer support. In 2011, we opened 3 more stores under the Voe GOL brand in São Paulo and launched 4 more kiosks at main bus and subway terminals across Brazil: Tatuapé (São Paulo), Central do Brasil (Rio de Janeiro), Estação Mercado (Porto Alegre) and Piedade (Salvador).

Expand our partnerships.  We believe we have the best platform to expand our customer base in the markets in which we operate through partnerships. We intend to strengthen our existing partnerships and build new ones with large international airlines in the form of code-share arrangements to further increase our international feeder network, load factors and profitability. We also seek to evaluate partnerships with financial institutions, retail chain-stores, car rental and insurance companies.  We believe that these agreements will generate passenger and ancillary revenues by feeding our route network and strengthening the Smiles  loyalty program. In December 2010, we entered into a strategic MRO (maintenance, repair and operations) partnership agreement with Delta Air Lines, Inc., or Delta, to be performed by Delta TechOps, the maintenance division of Delta. Delta TechOps will provide certain engine overhaul, aircraft maintenance and maintenance consulting services and will also assist us with our efforts to secure FAA (Federal Aviation Administration) certification for our maintenance center. We will assist Delta with certain line maintenance services for Delta aircraft with extended ground time in Brazil. By the end of 2011 we had 71 interline agreements and 7 code-share agreements. We have code-share agreements with: Delta Airlines, Iberia, KLM, Air France, Qatar Airways, Copa Airlines and American Airlines.

Further Innovate, Establish and Increase Our Ancillary Revenue Businesses.  Our ancillary revenues are derived from Gollog, ticket change fees, excess baggage charges and other incidental services.  We expect further growth in these businesses, which will provide us with additional revenue at low incremental cost by:

•         Focusing on express delivery services. Through Gollog, our cargo transportation service, we make efficient use of extra capacity in our aircraft by carrying cargo. With a comprehensive service portfolio, express delivery accounted for approximately 25% of our cargo revenue in 2011.

•         Continuously innovating and introducing new businesses to the Brazilian market.  We have a strong track record of innovation and introduction of new business practices in Brazil. For example, in June 2009, we introduced the sale of beverages and food on board (buy on board) in Brazil, generating ancillary revenue without increasing our cost structure or fare price, and we were the first airline in Brazil to allow passengers to check-in entirely by mobile phone and the first to permit check-in on domestic flights via iPhone for passengers without checked baggage, simplifying customers’ traveling.

Routes and Schedules

Our operating model is a highly integrated, multiple-hub route network that is different from the point-to-point model used by other low-cost carriers worldwide.  The high level of integration of flights at selected airports permits us to offer frequent, non-stop flights at low fares between Brazil’s most important economic centers and ample interconnections through our network linking city pairs through a combination of two or more flights with little connecting or stop-over time.  Our network also allows us to increase our load factors on our strongest city pair routes by using the airports in those cities to connect our customers to their final destinations.  This strategy increases our load factor by attracting customers traveling to secondary markets who prefer to pay lower fares even if this means making one or more stops before reaching their final destination.  Between 40.0% and 45.0% of our passengers connect or fly through one or more destinations before reaching their final travel destination.  Our operating model allows us to build our flight routes to add destinations to cities that would not, individually, be economically viable to serve in the traditional point-to-point model, but that are feasible to serve when simply added as additional points on our multiple-stop route network.  We do this by offering low-fare, off-peak, minimum stay or night (red-eye) flights to lower-traffic destinations, which can be the first or last stops on our routes, allowing us to increase our aircraft utilization and generate additional revenues.  By offering international flights to South American and Caribbean destinations, and with stops integrated in our network, we create opportunities for incremental traffic, feeding our network and increasing our overall load factor and our competitive advantage and supporting our strategy of expanding our network and stimulating demand for our services.

We have been increasing the number of flights to and through the major Brazilian airports and prudently adding more routes to Caribbean destinations, which we expect to give us additional growth opportunities in the Brazilian and international markets. In addition, we consider expanding to  potential new destinations in Latin America in regions with medium density, represented by airports with a population of up to 1 million within a 200 km radius.

As of March 2012, we offered over 900 daily flights to 63 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Barbados, Bolivia, Chile, Paraguay, Uruguay, Venezuela and the Caribbean Region.

Services

Passenger Transportation

We recognize that we must offer excellent services to our corporate and leisure customers.  We pay particular attention to the details that help to make for a pleasant, complication-free flying experience, including:

•         ticketless travel;

•         convenient on-line sales, check-in, seat assignment and flight change and cancellation services;

•         high frequency of flights between Brazil’s most important airports;

•         low cancellation and high on time performance rates of our flights;

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

•         in-flight entertainment (GOL no ar) through passengers’ personal communications devices.

We seek to achieve punctual operations, which are of primary importance to our customers.  According to our internal data, which are corrected for delays out of our control and pre-advised changes in flight schedules, our average punctuality rate for 2011 was 87.2%, as compared to 88.9% in 2010.

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

Smiles Loyalty Program.

We have a loyalty program (Smiles), which we consider as a strong relationship tool and which is available to all our passengers. We intend to increase the Smiles  penetration through creating marketing initiatives and additional benefits to our customers (e.g., double miles promotions and the launch of several miles redemption options, allowing our customers to use part of their miles to complete the payment) increasing and establishing partnerships with affiliated credit cards or using services and products at partner establishments.  There are four tiers in our Smiles  program (Diamond, Gold, Silver and Blue) and qualification for a particular tier is based on the miles flown.  The Smiles  program serves as a source of revenue for us, since we can sell miles directly to corporate clients for marketing purposes or utilize them for co-branded credit cards.  It maintains partnerships with hotel chains, car rental companies, restaurants, insurance companies, publishers and schools and also maintains a partnership with some of Brazil and South America’s largest banks and credit card companies.  We expect that, through these partnerships, our customers could use their miles accumulated under the Smiles  program to fly to international destinations in North America, Europe and Asia.  In 2010, we implemented the technological platform using the Oracle Siebel system which allows us to link the loyalty programs of the companies with which we have partnerships and also optimizing control of miles issued. The Smiles  program had over 8.2 million members and more than 180 partners at the end of 2011.

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

We make efficient use of extra capacity in the stronghold of our aircraft by carrying cargo, through our cargo transport service – Gollog.  Gollog’s success is the result of the unique service we offer to the market:  the Electronic Air Waybill that can be completed via the Internet.  The Gollog system provides online access to air waybills and allows customers to track their shipment from any computer with Internet access.  Our  63 destinations throughout Brazil, South America and the Caribbean provide access to multiple locations in the region.  With our capacity of approximately  900 daily flights, operated by 123 Boeing 737-700/800 aircraft, in addition to a fleet of 269 vehicles, we can guarantee quick and reliable delivery.  Packages are shipped in the freight hold of our passenger aircraft.

Our express delivery products – Gollog VOO CERTO, Gollog EXPRESS, Gollog DEZ HORAS and Gollog DOC – were developed to meet the growing demand for door-to-door deliveries, defined deadlines and additional optional services. We intend to intensify our efforts in the express delivery services by further strengthening our logistics capability, mainly by expanding our ground distribution network and further intensifying our commercial efforts.

Aircraft Fleet

On December 31, 2011 we had an operational fleet of 147 operational aircraft and a total fleet of 150.

The following table sets forth the composition of our fleet at the dates indicated:

	At December 31,
Operating Fleet	Seats(1)	2010	2011
B737-300(1)	141	-	24
B737-700 NG	144	40	42
B737-800 NG	177	15	20
B737-800 NG Short-Field Performance	187	55	61
B767-300/200	218	4	-
Sub Total	–	114	147

	At December 31,
Non-Operating Fleet	Seats(1)	2010	2011
B737-300(1)	141	3	-
B737-700 NG	144	2	-
B737-800 NG	177	4	-
B767-300/200(2)	218	2	3
Sub Total	-	11	3
Total	-	125	150

(1) All B737-300 aircraft result from the acquisition of Webjet. Two of these aircraft were undergoing routine maintenance on December 31, 2011.

(2) Two B767-300/200 aircraft were in the final process of being transferred to Delta Airlines and a third 767 aircraft is sub-leased to a U.S. airline.

In 2011, we announced the delivery of the first Next Generation 737-800 equipped with the new Sky Interior standard. In line with our strategy of combining the renovation of our fleet with disciplined growth in our seat supply, we concluded the following initiatives in 2011: We received nine aircraft based on lease contracts (six finance lease contracts and three operating lease contracts), excluding the addition of Webjet’s fleet. In the same period, we returned eight aircraft: (i) four Boeing 737-300 aircraft (grounded and in the final stages of return as of December 31, 2011) ; (ii) three Boeing 767-300 aircraft; and (iii) one Boeing 737-700.

As of December 31, 2011, of our total 150 aircraft: 99 were under operating leases, 45 were under finance leases and 6 were owned by us. Webjet’s leased aircraft are scheduled to be returned between 2012 and 2013.

The average age of our operating fleet of 123 Boeing 737-700/800 aircraft for GOL and 24 Boeing 737-300 for Webjet as of December 31, 2011, was 7.0 years and 18.0 years, respectively.  The average daily utilization rate of our operating fleet in 2011 was 13.0 block hours (12.9 block hours in 2010).

Each Boeing 737 aircraft in our fleet is powered by two CFM International Model CFM 56-7B22 engines or two CFM International Model CFM 56-7B24 engines. All Boeing 737-800 NG Short-Field Performance are equipped with an upgrade thrust plug in each engine, which allows it to operate as a CFM 56-7B27/B3 engine with 27.000 lbs.

The following table sets forth our year-end projected operating fleet through 2016:

Operating Fleet Plan	2012	2013	2014	2015	2016
B737-700 NG	38	32	35	32	30
B737-800 NG *	89	103	113	113	124
Total	127	135	148	145	154

* Includes SFP aircraft (Short Field Performance)

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

At the end of 2011, we leased 99 of our 150 aircraft under operating lease agreements that have an average remaining term of 42 months.  We believe that leasing our aircraft fleet under operating leases provides us with flexibility to adjust our fleet size.  We make monthly rental payments, some of which are based on floating rates.  We but are not required to make termination payments at the end of our leases.  Under our operating lease agreements, we do not have purchase options and for some of our lease agreements we are required to maintain maintenance reserve deposits and to return the aircraft and engine in the agreed condition at the end of the lease term.  Title to the aircraft remains with the lessor.  We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.  As of December 31, 2011, our operating leases had terms of up to 149 months from the date of delivery of the relevant aircraft.

At the end of 2011, we had 45 aircraft acquired under our firm purchase order with Boeing under finance lease arrangements that had an average remaining term of 105 months.

Sales and Distribution

Our customers can purchase tickets directly from us through a number of different channels, such as our website including our Booking Web Services (BWS), our call center, at airport ticket counters and, to a lesser extent, GDS.

Our low cost low fare business model utilizes website ticket sales as its main distribution channel especially in the local market.  For the year ended December 31, 2011, 88.5% of our passenger revenues, whether directly to the customer or through travel agents, were booked via the Internet, making us one of the worldwide industry leaders in this area.  In the same period, 6.0% of our passenger revenues were booked through call centers, airport sales counters, and our BWS and 5.5% of our total sales were made through the GDS, respectively.

Our customers can purchase tickets indirectly through travel agents, who are a widely-used travel service resource in Brazil and South America, Europe, North America and other regions.  For the year ended December 31, 2011, travel agents provide us with more than 10,000 distribution outlets throughout these regions.

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

General

Our strong market positioning enables us to successfully negotiate a number of arranged partnerships with supplementary major carriers worldwide, mostly in the form of code share agreements and interline agreements.  Strategically, the additional passenger inflows generated from those partnerships aim to improve revenues at low incremental costs.

At December 31, 2011, we had code share agreements with American Airlines, Delta, Iberia, Air France, KLM, Copa Airlines and Qatar Airways. The code share agreement with American Airlines expires in August 2012.  We have a frequent flyer tie between our Smiles  program and the code share partners enabling travelers to accrue and redeem miles between our Smiles and each of the partners (however, the partnerships are not integrated among themselves).  In addition, passengers are able to connect with Gol operated flights within Brazil, marketed as a code-share partner flight.  We intend to enter into similar agreements with other long haul airlines serving or intending to serve Brazil.

At December 31, 2011 we had interline agreements with 71 airlines, including Korean Airlines, Emirates Airlines, Avianca, Continental Airlines, Japan Airlines, TAP Air Portugal, and others.  An interline agreement is a commercial agreement between individual airlines to handle passengers traveling on itineraries that require multiple airlines and allow its customers to utilize a single ticket, and to check their baggage through to the customers final destination.  Interline agreements differ from code sharing agreements in that code sharing agreements usually refer to numbering a flight with the airline’s code (abbreviation) even though the flight is operated by another airline.  This provides for better marketing and customer recognition of the links between the airlines.

In February 2011, we entered into a strategic MRO (maintenance, repair and operations) partnership agreement with Delta TechOps, the maintenance division of Delta, which will provide overhaul service for approximately 50 percent of our CFM 56-7 engines, maintenance for parts and components on our fleet of Boeing 737NG aircraft and also, consulting services related to maintenance workflow planning, materials and facility optimization and tooling support. Delta TechOps will also assist us with our efforts to secure the FAA (Federal Aviation Administration) Certification. In addition, we will assist Delta with certain line maintenance services for Delta aircraft with extended ground time in Brazil.

An important element of our business strategy is to cater to the corporate client.  To further develop our business relationship with our corporate customers, we have entered into partnerships with hotel chains, rental car service and insurance providers to offer our corporate customers the convenience of the combination of transportation and accommodation arrangements.

Delta Investment and Commercial Agreements

On December 7, 2011 our controlling shareholder and Delta entered into an investment agreement providing for the sale of 8,300,455 preferred shares in the form of ADSs owned by our controlling shareholder to Delta at a price per share equivalent to R$22.00, or the Delta Investment. Our controlling shareholder used the entire net proceeds from the sale of preferred shares to Delta to subscribe for new common and preferred shares in a rights offering issued by us at the same price per share paid by Delta. The capital increase is still subjected to approval by our board of directors.

Our controlling shareholder further agreed to elect a Delta representative to our board of directors as long as Delta holds at least 50% of the ADSs acquired in the investment, among other conditions. Delta agreed, for a period of 12 months, not to sell the acquired ADSs (lockup) and not to acquire any further Gol shares, including in the form of ADSs (standstill), without our consent.

In the context of the Delta Investment, we entered into a long-term commercial agreement with Delta that included exclusivity provisions designed to strengthen the operational cooperation and synergies between the two companies, including:

•         an increase in the scope of the code-share agreement (flight sharing), subject to the relevant approvals, allowing Delta to use its code for more GOL flights in Brazil, the Caribbean and South America, and GOL to add its code to Delta’s flights between Brazil and the United States, and from the U.S. to other destinations, thereby increasing the number of flight options for clients of both airlines and expanding our geographical reach;

•         the optimization of connecting services in order to increase the attractiveness of the companies joint services, facilitating flight connections and cargo and passenger movement among the nearly 400 destinations in over 70 countries served by GOL and Delta;

•         the increase in passenger comfort by aligning services and benefits for members of both the Smiles  and SkyMiles mileage programs;

•         joint commercial and promotional activities, encouraging both airlines’ sales forces to cooperate in Brazil, the United States and, eventually, in other countries;

•         the exploration of synergies in passenger services, maintenance, VIP lounges and logistical support;

•         the transfer of the lease of the two remaining Boeing 767 aircraft in our fleet and their spare parts to Delta.

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

We internalized heavy maintenance on our Boeing 737 aircraft in our Aircraft Maintenance Center at the Tancredo Neves International Airport in Confins, in the State of Minas Gerais.  We use this facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment.  We have three hangars in our Aircraft Maintenance Center, with a capacity to perform maintenance on 120 aircraft per year, and we have room to build more hangars in the future if needed.

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

We have also entered into a strategic MRO (maintenance, repair and operations) partnership agreement with Delta TechOps, the maintenance division of Delta, in order to provide overhaul service for approximately 50 percent of our CFM 56-7 engines, maintenance for parts and components on our fleet of Boeing 737 NG aircraft and also, consulting services related to maintenance workflow planning, materials and facility optimization and tooling support. Delta TechOps will also assist us with our efforts to secure FAA (Federal Aviation Administration) Certification. In addition, we will assist Delta with certain line maintenance services for Delta aircraft with extended ground time in Brazil.

We have been certified by the ANAC under the Brazilian Aeronautical Certification Regulations to perform heavy maintenance services for third parties.  We expect to utilize this certification, a potential source for ancillary revenues, now that the construction of an additional maintenance facility has been completed.

Fuel and Hedge

Our fuel costs totaled R$3,060.7 million in 2011, representing 39.3% of our operating expenses for the year.  In 2011, we purchased substantially all of our fuel from Petrobras Distribuidora S.A., a retail subsidiary of Petrobras, principally under an into-plane contract under which the supplier supplies fuel and also fills our aircraft tanks.  In 2011, fuel prices under our contracts were re-set every 30 days and were composed of a variable and a fixed component.  The variable component is defined by the refinery and follows international crude oil price fluctuations and the real/U.S. dollar exchange rate.  The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract.  We currently operate a tankering program under which we fill the fuel tanks of our aircraft in regions where fuel prices are lower.  We also provide our pilots with training in fuel management techniques, such as carefully selecting flight altitudes to optimize fuel efficiency.

Fuel costs are extremely volatile, as they are subject to many global economic and geopolitical factors that we can neither control nor accurately predict.  Because international prices for jet fuel are denominated in U.S. dollars, our fuel costs, though payable in reais, are subject not only to price fluctuations but also to exchange rate fluctuations.  We maintain a fuel hedging program, based upon policies which define volume, price targets and instruments, under which we enter into fuel and currency hedging agreements with various counterparties providing for price protection in connection with the purchase of fuel.  Our hedging positions cover short-term periods, and are adjusted weekly or more frequently as conditions require.  Our hedging practices are executed by our internal risk management committee and overseen by the risk policies committee of our board of directors.  The risk policies committee of our board of directors meets quarterly or more often, if called, and its main responsibilities are to assess the effectiveness of our hedging policies, recommend amendments when and where appropriate and establish its views regarding fuel price trends.  We use risk management instruments that have a high correlation with the underlying assets so as to reduce our exposure.  We require that all of our risk management instruments be liquid so as to allow us to make position adjustments and have prices that are widely disclosed.  We also avoid concentration of credit and product risk.  We have not otherwise entered into arrangements to guarantee our supply of fuel and we cannot provide assurance that our hedging program is sufficient to protect us against significant increases in the price of fuel.

As of December 31, 2011, we had hedged 34% on average for our projected fuel requirements for 2012. We also have an interest hedge program and we had hedge 58% of our anticipated aircraft finance leases to be contracted in 2012 and 2013.  The fuel hedge is based on call options, swap and collar contracts, and the financial financing hedges are based on forward swap contracts.

The following chart summarizes our fuel consumption and costs for the periods indicated:

	Year Ended December 31,
	2010	2011
Liters consumed (in thousands)	1,465,299	1,591,917
Total cost (in thousands)	R$ 2,287,410	R$3,060,665
Average price per liter	R$1.56	R$1.92
% change in price per liter	11.5%	23.2%
Percent of operating expenses	36.4%	39.3%

We continuously invest in initiatives to reduce fuel consumption. Between 2008 and 2011 we reduced our fuel consumption per flight hour from 2.91 to 2.80. For example, we started using Aircraft Communications Addressing and Reporting System, or ACARS, in 2010. ACARS is a system that permits real-time digital transmission, via satellite, of  important flight data between aircraft and our bases, allowing routes and flight times to be automatically updated. We had installed ACARS in 44 aircraft by the end of 2011. We decided to increase ACARS coverage and create the CCD (Digital Communications Center) within the Operational Control area, which started operating in May 2011. The Center is responsible for monitoring aircraft in real time, as well as streamlining operations and managing various flight data. We also started using GPS Landing System in January 2010 and we expect to have the system implemented in all our fleet by the end of 2014.  This system reduces fuel consumption during take-off and landing, increases precision and safety.

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

Environmental Sustainability

In 2010, we prepared, for the first time, an Annual Sustainability Report based on Global Reporting Initiative (GRI) guidelines, an international standard for reporting economic, social and environmental performance. By adopting these parameters, we are reinforcing our accountability with various stakeholders through added transparency and credibility.

We also constantly invest in becoming more environmentally sustainable and have recently implemented the following actions:

•         Expansion of our Aircraft Maintenance Center at the Tancredo Neves International Airport located in Confins, in the State of Minas Gerais:  we have reduced costs by decreasing the necessity of flying our aircraft overseas to be serviced. We also treat all of the effluents generated in our facilities and are committed to the reuse of water.  The Maintenance Center was designed to comply with environmental responsibility requirements and all of the conditions imposed by the environmental licenses and current legislation.

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

The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the significant airlines in Brazil for each of the periods indicated:

Domestic Market Share(1)— Scheduled Airlines	2007	2008	2009	2010	2011
GOL	43.0%	42.4%	41.9%	37.1%	34.6%
Webjet(2)	1.1%	3.6%	4.4%	5.0%	5.9%
TAM	48.8%	50.4%	45.4%	44.1%	41.0%
Azul	-	0.0%	3.8%	7.6%	9.6%
Others	7.1%	3.6%	4.4%	6.3%	9.0%

_______________

Source:  Advanced Comparative Data (Dados Comparativos Avançados) 2007—2011

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

(2)          On October 3, 2011, we acquired Webjet.

Until 2010, landing and navigation fees charged in Brazilian airports were similar in all airports independent of whether they were busy or not. In 2011, the Brazilian government increased landing and navigation fees at the busiest airports as compared to less busy airports and at peak hours. As a result, secondary hubs and off-peak flights may benefit in light of the differences in fees for the airlines that choose to operate in these airports or times.

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

Industry Overview

Since air transportation has historically been affordable only to the higher income segment of Brazil’s population, resulting in a comparatively low level of air travel, we believe that the low-cost, low-fare business model has the potential to significantly increase the use of air transportation in Brazil.  According to ICAO, Brazil is the third largest domestic aviation market in the world and, according to the ANAC, there were 79.0 million domestic enplanements and 9.0 million international enplanements on Brazilian carriers in Brazil in 2011, out of a total population of approximately 195 million, according to IBGE.  In contrast, according to the U.S. Department of Transportation, the United States had 640 million domestic enplanements and 96 million international enplanements in 2011, out of a total population of approximately 308.7 million, based on the latest U.S. census estimates.

The business travel segment is the largest component of Brazilian air transportation demand and the most profitable in the market. According to company data, business travel represented around 65% of the its total demand for domestic air travel in 2011, which we believe is significantly higher than the business travel portion of domestic air travel in the global aviation sector.  According to data collected from the ANAC, flights between Rio de Janeiro and São Paulo accounted for 6.2% of all domestic passengers in 2010.  The ten busiest routes accounted for 22.2% of all domestic air passengers in 2010, while the ten busiest airports accounted for 68.3% and 72.6% of all domestic passenger traffic through INFRAERO airports in terms of arrivals and departures in 2009 and 2010, respectively.

In light of economic growth, the domestic market has significantly increased in the last years from 66 million in 2003 to more than 105 million in 2011, according to FGV and IBGE, due to increased passenger volumes and both the soccer confederations and world cup scheduled for 2013 and 2014, respectively, in Brazil and the summer Olympics scheduled for 2016 in Rio de Janeiro, the Brazilian airport infrastructure will need substantial improvements.

In 2009 the CONAC proposed to the Brazilian Government a change to the regulatory limit of foreign ownership in Brazilian airline companies from 20% to 49% or higher.  This proposal may be accepted by the Brazilian Government and become a draft bill during 2012.

In August 2011 the Brazilian government privatized the new Natal airport, which will have its construction completed and further operation by the winners of the privatization auction. In February 2012 the Brazilian government privatized the Guarulhos, Brasília and Campinas international airports, which will be operated by the winners of the privatization auction for periods of 20 to 30 years, and other airports are expected to be privatized in the near future. See “−Regulation of the Brazilian Civil Aviation Market−Airport Infrastructure” below.

Brazilian Civil Aviation Market Evolution

Since 1970, Brazil has for the most part had stable growth in revenue passenger kilometers.  From 1970 to 2009 domestic revenue passenger kilometers grew at a compound annual rate of 8.9%. In the past 40 years, the domestic market generally experienced year-over-year growth in revenue passenger kilometers except in times of significant economic or political distress, such as the petroleum crisis in the 1970s, the Brazilian sovereign debt crisis in the early 1980s and the economic and political distress in Brazil in the early 1990s.

From 2000 to 2011, the compound annual growth rate in industry passenger traffic, in terms of domestic revenue passenger kilometers, was 10.2%, versus a compound annual growth rate in available industry domestic capacity, in terms of available seat kilometers, of 8.5% . Domestic industry load factors, calculated as revenue passenger kilometers divided by available seat kilometers, have averaged 64.7% over the same period.  The table below shows the figures of domestic industry passenger traffic and available capacity for the periods indicated:

	2006	2007	2008	2009	2010	2011
	(in millions, except percentages)
Available Seat Kilometers	55,608	64,597	72,841	86,471	102,643	115,926
Available Seat Kilometers Growth	10.8%	16.2%	12.8%	18.7%	18.9%	12.9%
Revenue Passenger Kilometers	39,802	44,446	47,838	56,864	70,306	81,359
Revenue Passenger Kilometers Growth	12.3%	11.7%	7.4%	18.9%	23.6%	15.7%
Load Factor	71.6%	68.8%	65.5%	65.8%	68.8%	70.2%

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

In 2010 Brazil was the third largest market in domestic revenue passenger kilometers and according to ANAC, in 2011, the Brazilian aviation industry showed the strongest market growth in the world.

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

In March 2011, the Civil Aviation Secretary (Secretaria de Aviação Civil), or SAC, was created to supervise civil aviation in Brazil. The Civil Aviation Secretary oversees the ANAC and INFRAERO and reports directly to the Brazilian President. SAC is also responsible for implementation of the airport infrastructure concession plan and the development of strategic planning for civil aviation.

In August 2011, the National Commission of Airport Authorities (Comissão Nacional de Autoridades Aeroportuárias) or CONAERO, was created as a commission of SAC to coordinate the different entities and public agencies related to airports.  This commission shall have a normative role in the search for efficiency and security in airports operations.

CONAERO is composed by representatives of the following entities: (i) SAC, which chairs the commission; (ii) Department of Administration of the Presidency; (iii) Agriculture, Livestock and Supplies Ministry; (iv) Defense Ministry; (v) Finance Ministry; (vi) Justice Ministry; (vii) Planning, Budget and Administration Ministry; (viii) Health Ministry; and (ix) ANAC.

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

In 2010 ANAC approved the deregulation of international airfares for flights departing from Brazil to the U.S. and Europe, gradually removing the prior minimum fares. In addition, in 2010 the National Civil Aviation Council (Conselho de Aviação Civil), or CONAC, approved the continuity of bilateral agreements providing for open skies policies with other South American countries and a new open skies policy with the United States.  In March, 2011 Brazil also signed an open skies agreement with Europe. The agreements with the United States and Europe are expected to be in operation by 2015 and 2014, respectively.

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

Current rules regarding slots distribution at Congonhas Airport, which favors us, require that 80% of new slots be assigned to airlines already operating in that airport. New proposed rules, which are under public hearing, may reduce that percentage.

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

Of the 66 Brazilian airports managed by INFRAERO, approximately 13 airports are receiving infrastructure investments and upgrades.  The airport upgrade plan does not require contributions or investments by the Brazilian airlines and is not expected to be accompanied by increases in landing fees or passenger taxes on air travel.

Until 2010, landing and navigation fees charged in Brazilian airports were similar in all airports independent of whether they were busy or not. In 2011, the Brazilian government increased landing and navigation fees at the busiest airports as compared to less busy airports and at peak hours.

In August 2011 the Brazilian government privatized the new Natal airport, which will have its construction completed and further operation by the winners of the privatization auction. In February 2012 the Brazilian government privatized the Guarulhos, Brasília and Campinas international airports, which will be operated by the winners of the privatization auction for periods of 20 to 30 years, and other airports are expected to be privatized in the future.

The airports auctioned were:

	Cumbica (Guarulhos)	Viracopos (Campinas)	Juscelino Kubitschek (Brasília)
City	São Paulo	São Paulo	Brasília
Grant	R$ 16.2 billion	R$ 3.8 billion	R$ 4.5 billion
Concession term	20 Years	30 Years	25 Years
Minimum Investment	R$ 4.7 billion	R$ 8.7 billion	R$ 4.7 billion
Additional fee	10% of Annual Gross Revenue - R$ 1.770 million during the concession	5% of Annual Gross Revenue - R$ 649 Million during the concession	2% of Annual Gross Revenue - R$107 million during the concession
Estimated investment for the World Cup	R$ 1.38 billion	R$ 873.1 million	R$ 626.5 million
Mandatory improvements for the World Cup	Construction of: - new terminal with capacity for at least 7 million additional passengers per year - apron area for 32 aircraft - 2,200 parking spaces Expansion of the runway for aircraft maneuver	Construction of: - new terminal with capacity for at least 5.5 million additional passengers per year - apron area for 35 aircraft - 4,500 parking spaces Expansion of the runway for aircraft maneuver	Construction of: - new terminal with capacity for at least 2 million additional passengers per year - apron area for 24 aircraft - 2,400 parking spaces Expansion of the runway for aircraft maneuver

Source: Civil Aviation Secretary (Secretaria de Aviação Civil) or SAC.

These airports represented approximately 30% of total Brazilian passengers transported in 2011, including domestic and international traffic, according to ANAC.

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

Pending Legislation

The Brazilian congress is currently discussing a draft bill that would replace the current Brazilian Aeronautical Code (Código Brasileiro de Aeronáutica).  In general, this draft bill deals with matters related to civil aviation, including airport concessions, consumer protection, limitation of airlines’ civil liability, compulsory insurance, fines and the increase of limits to foreign ownership in voting stock of Brazilian airlines from 20% to 49% or higher.  This draft bill is still under discussion in the House of Representatives and, if approved, must be submitted for approval to the Federal Senate, before being sent for presidential approval. If the Brazilian civil aviation framework changes in the future, or ANAC implements increased restrictions, our growth plans and our business and results of operations could be adversely affected.

Aircraft Financing by Export Credit Agencies

Ex-Im Bank has recently agreed on a common approach with European export-credit agencies on offering export credits for commercial aircraft.  Among other things, the new ASU sets forth minimum guarantee premium rates applicable to aircraft delivered on or after January 1, 2011, or under firm contracts entered into after April 30, 2007.  While subject to modification, the exposure fees paid by Gol on applicable aircraft are likely to increase. The amount of any such increase will depend upon the credit risk assigned to us by the participating export-agencies pursuant to the protocols of the ASU.  In addition, we will no longer be able to finance the amortization payments of loans guaranteed by Ex-Im Bank with SOAR loan facilities for the new aircraft contracted from 2012.

Aircraft Repossession

The Cape Town treaty  is an international treaty intended to standardize transactions involving movable property. The treaty creates international standards for registration of ownership, security interests (liens), leases and conditional sales contracts, and various legal remedies for default in financing agreements, including repossession and the effect of particular states’ bankruptcy laws. As of February 2012, the convention had been ratified by 50 countries, including Brazil.

C.      Organizational Structure

The Registrant is a holding company, which owns directly or indirectly shares of five subsidiaries:  VRG, which also owns Webjet, and three offshore finance subsidiaries Gol Finance Cayman and GAC Inc., which owns Sky Finance II.  VRG is the Registrant’s operating subsidiary, under which we conduct our business. Gol Finance, GAC Inc. and Sky Finance II are off-shore companies established for the purpose of facilitating cross-border general and aircraft financing transactions.

D.      Property, Plant and Equipment

Our primary corporate offices are located in two buildings in São Paulo.  Our commercial, operations, technology, finance and administrative staff is based primarily at our headquarters.  We have concessions to use other airport buildings and hangars throughout Brazil, including a part of a hangar at Congonhas airport where we perform aircraft maintenance.  As of December 31, 2011, we have 45 Boeing 737s classified as finance lease aircraft and six Boeing 737-300s owned by Webjet. We own a state-of-the-art Aircraft Maintenance Center in Confins, in the State of Minas Gerais.  The certification of our aircraft maintenance center authorizes maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s.  We have three hangars in our Aircraft Maintenance Center, with a capacity to perform maintenance on 120 aircraft per year, and we have room to build more hangars in the future if needed.  With our system of phased maintenance for our Boeing NG 737-700 and 737-800 aircraft fleet, we are able to perform maintenance work every day without sacrificing aircraft revenue time, and schedule preventive maintenance with more regularity and around the utilization of our aircraft, which further dilutes fixed costs.  We use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment.  See also “Item 4—Business Overview—Aircraft” and note 14 to our financial statements as of and for the year ended December 31, 2011.

ITEM 4A.     Unresolved Staff Comments

None.

ITEM 5.  Operating and Financial Review and Prospects

You should read this discussion in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report.

A.      Operating Results

Revenues

We derive our revenues primarily from transporting passengers on our aircraft.  In 2011, 89% of our revenues were derived from passenger fares, and the remaining 11% of our revenues were derived from ancillary revenues principally from our cargo business, which utilizes available cargo space on our passenger flights.  Nearly all of our passenger revenue and cargo revenue is denominated in reais.  Passenger revenue, including revenue from our Smiles loyalty program, is recognized either when transportation is provided or when the ticket expires unused.

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

The following table demonstrates our main operating performance indicators in 2010 and 2011:

	Year Ended December 31,
	2010(1)	2011
Operating Data:
Load-factor	66.7%	68.7%
Break-even load-factor	60.0%	70.9%
Aircraft utilization (block hours per day)	12.9	13.0
Yield per passenger kilometer (cents)	20.5	19.5
Passenger revenue per available seat kilometer (cents)	13.7	13.4
Operating revenue per available seat kilometer (cents)	15.2	15.0
Number of departures	295,160	314,190
Operating aircraft at period end	114	127

(1)  2010 operating data were recalculated in accordance with the current DCA Manual.

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

Our aircraft fuel expenses are higher than those of low-cost airlines in the United States and Europe because the Brazilian infrastructure to produce, transport and store fuel is expensive and underdeveloped, especially in the north and northeast regions of the country.  In addition, taxes applicable to the sale of jet fuel are high and are passed along to us.  Our aircraft fuel expenses are variable and fluctuate based on global oil prices.  Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also linked to fluctuations in the exchange rate of the real  versus the U.S. dollar.  In 2011, fuel expenses represented 39.3% of our total operating expenses, as compared to 36.4% in 2010.  In 2008, the price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, varied significantly, reaching an all-time high of US$145 in March 2008 and decreasing to US$44.60 per barrel at the end of 2008.  At year end 2009 the price per barrel was US$79.36 and increased to US$91.40 at the end of 2010. At year end 2011 the price per barrel was US$98.83.  We currently enter into short-term arrangements to hedge against increases in oil prices and foreign exchange fluctuations.

Our aircraft rent expenses are in U.S. dollars and have increased in line with the expansion of our operations.  We use short-term arrangements to hedge against exchange rate exposure related to our lease payment obligations.  In addition, leases for 21 of our aircraft are subject to floating-rate payment obligations that are based on fluctuations in international interest rates.  We currently have hedging policies in place to manage our interest rate exposure.

Our maintenance, material and repair expenses consist of light (line) and scheduled heavy (structural) maintenance of our aircraft.  Line maintenance and repair expenses are charged to operating expenses as incurred.  Structural maintenance for aircraft leased under finance leases is capitalized and amortized over the life of the maintenance cycle.  Once the maintenance is performed, accrual does not commence again until the maintenance status is reduced below the return condition.  Since the average age of our operating fleet was 7.0 years for 123 GOL Boeing 737-700/800 and 18.0 years for 24 Webjet Boeing 737-300 at December 31, 2011 and most of the parts on our aircraft are under multi-year warranties, our aircraft have required a low level of maintenance and therefore we have incurred low maintenance expenses.  Our aircraft are covered by warranties that have an average term of three to five years.  The warranties on the aircraft we received in 2010 under our firm purchase order with Boeing will start expiring in 2014.  Thus, with regard to the accounting for aircraft maintenance and repair costs, our current and past results of operations may not be indicative of future results.  Our Aircraft Maintenance Center in Confins, in the State of Minas Gerais is certificated for the maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s.  We currently use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment.  We believe that we have an advantage compared to industry peers in maintenance, materials and repairs expenses due to the use of Boeing 737 Next Generation aircraft that allows for phased maintenance as described in this annual report, and due to the internalization of our maintenance.  We believe that this advantage will remain in the future.

Our sales and marketing expenses include commissions paid to travel agents, fees paid for our own and third-party reservation systems and agents, fees paid to credit card companies and advertising.  Our distribution costs are lower than those of other airlines in Brazil on a per available seat kilometer basis because a higher proportion of our customers purchase tickets from us directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems.  We generated 88.5% of our consolidated sales through our website and API systems in the year ended December 31, 2011 and 88.1% in 2010, including internet sales through travel agents.  For these reasons, we believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will remain in the future.

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

Webjet Acquisition

On October 3, 2011, we acquired Webjet for an adjusted price of R$43,4 million and assumed a net debt of R$214 million. Webjet’s operations were consolidated into our financial statements as from October 3, 2011.  Webjet’s operating expense per available seat kilometer (CASK) ex-fuel for the year ended December 31, 2010 was R$7.3 cents which represents the lowest CASK ex-fuel in the Brazilian domestic aviation industry. As of December 31, 2011, Webjet had a total fleet of 24 Boeing 737-300 with an average age of 18 years, of which 18 aircraft were leased and 6 are owned by Webjet. Webjet’s leased aircraft are scheduled to be returned between 2012 and 2013. The acquisition is still subject to regulatory approval. For more information about the Webjet acquisition, see note 12 to our consolidated financial statements.

Brazilian Economic Environment

As a company with most of its operations currently in Brazil, we are affected by general economic conditions in the country.  While our growth since 2001 has been primarily driven by our expansion into new markets and increased flight frequencies, we have also been affected by macroeconomic conditions in Brazil.  Our growth outpaced that of our primary competitors because of strong demand for our lower fare service.  In 2011, we grew 14.1% in terms of revenue passenger kilometers in the domestic market and considering both international and domestic market 12.3%. The relatively lower consolidated growth rate compared to the domestic market is due to fierce domestic competition during the first half of 2011, which stimulated the Brazilian aviation industry.  We believe the rate of growth in Brazil is important in determining our future growth capacity and our results of operations.

Our results of operations are materially affected by currency fluctuations.  The vast majority of our revenues are denominated in reais  (with a small portion of our revenues from our international flights being denominated in other currencies), but a significant part of our operating expenses are either payable in or affected by the U.S. dollar, such as our aircraft operating lease payments, related maintenance reserves and deposits, and jet fuel expenses.  Based on a statistical analysis of our first seven years of operations, we believe that our revenues are highly correlated with the real/U.S. dollar exchange rate and jet fuel prices because real  fluctuations and increases in jet fuel prices are generally incorporated into the fare structures of Brazilian airlines.  In 2011, 51.8% of our operating expenses (including aircraft fuel) are denominated in, or linked to, U.S. dollars and therefore vary with the real/U.S. dollar exchange rate.  We believe that our foreign exchange and fuel hedging programs protect us against short-term swings in the real/U.S. dollar exchange rate and jet fuel prices.  Overall, we believe that the combination of our revenue stream, with its correlation to movements in the real/U.S. dollar exchange rate, and short-term hedges on the U.S. dollar-linked portion of our expenses, will mitigate the adverse effect on our operating expenses of abrupt movements in the real/ U.S. dollar exchange rate.

Inflation has also had, and may continue to have, effects on our financial condition and results of operations.  In 2011, 79.4% of our operating expenses (excluding aircraft fuel) were denominated in reais, and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation.

The following table shows data for real GDP growth, inflation, interest rates, the U.S. dollar exchange rate and crude oil prices for and as of the periods indicated.

	December 31,
	2009	2010	2011
Real growth in gross domestic product	(0.2)%	7.5%	2.7%
Inflation (IGP-M)(1)	(1.7)%	11.30%	5.1%
Inflation (IPCA)(2)	4.3%	5.9%	6.5%
CDI rate(3)	9.9%	9.7%	11.6%
LIBOR rate(4)	0.25%	0.30%	0.58%
Depreciation (appreciation) of the real vs. U.S. dollar	(25.5)%	(4.3)%	12.6%
Period-end exchange rate—US$1.00	R$1.7412	R$1.6662	R$1.8758
Average exchange rate—US$1.00(5)	R$1.9946	R$1.7593	R$1.6746
Period-end West Texas intermediate crude (per barrel)	US$79.36	US$91.40	U$98.83
Period-end Increase (decrease) in West Texas intermediate crude (per barrel)	(77.9)%	15.2%	8.1%
West Texas Intermediate crude (average per barrel during period)	US$62.09	US$79.63	US$95.11
Average Increase (decrease) in West Texas Intermediate crude (per barrel)	(37.8)%	28.2%	19.5%

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

Under IAS 16 “Property, Plant and Equipment,” major engine overhauls including replacement spares and labor costs, are treated as a separate asset component with the cost capitalized and depreciated over the period to the next major overhaul.  All other replacement spares and costs relating to maintenance of fleet assets are charged to the income statement on consumption or as incurred.  Interest costs incurred and exchange variation on debts that fund progress payments on assets under construction, including pre-delivery deposits to acquire new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or aircraft delivery.  Exchange differences are capitalized to the extent that they are regarded as an adjustment to interest costs.

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

We evaluate annually whether there is an indication that our property, plant and equipment may be impaired.  Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset(s), a significant change in the long-lived asset’s physical condition, and operating or cash flow losses associated with the use of the long-lived assets.  As of 31 December 2010 and 2009, no impairment on property, plant and equipment assets was recognized. As of 31 December 2011, we recognized an amount of R$50.7 million of impairment of fixed assets. See note 14 to our financial statements included elsewhere herein.

Lease accounting.  Aircraft lease agreements are accounted as either operating or capital leases (finance leases).  When the risks and benefits of the lease are transferred to us, as lessee, the lease is classified as capital lease.  Capital leases are accounted as an acquisition obtained through a financing, with the aircraft recorded as a fixed asset and a corresponding liability recorded as a debt.  Capital leases are recorded based on the lesser of the fair value of the aircraft or the present value of the minimum lease payments, discounted at an implicit interest rate, when it is clearly identified in the lease agreement, or market interest rate.  The aircraft is depreciated through the lesser of its useful life or the lease term.  Interest expense is recognized through the effective interest rate method, based on the implicit interest rate of the lease.  Lease agreements that do not transfer de risks and benefits to us are classified as operating leases.  Operating lease payments are accounted as a rent, and the lease expense is recognized when incurred through the straight line method.

Sale-lease back transactions that result in a subsequent operating lease have different accounting treatments depending on the fair value of the asset , the price and the cost of the sale.  If the fair value of the asset  is less than its  carrying amount of the asset, the difference is recognized as a loss immediately.  When the sale gives rise to a gain it is recognized up to the fair value, the excess is deferred and amortized throughout the term of the lease.  When the sale results in a loss and the carrying amount is not greater than fair value, the loss is deferred if compensated by future lease payments.  If the carrying amount is greater than fair value it is written down to fair value, and if there is still a loss it is deferred if compensated by future lease payments.

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

Goodwill and Intangible Assets.  We have allocated goodwill and intangible assets with indefinite lives acquired through business combinations for the purposes of impairment testing to a single cash-generating unit, the operating subsidiary VRG.  Goodwill is tested for impairment annually by comparing the carrying amount to the recoverable amount of the cash-generating unit level that has been measured on the basis of its value-in-use, by applying cash flow projections in the functional currency based on the Company’s approved business plan covering a five-year period followed by the long-term growth rate of 3.5%.  The pre-tax discount rate applied to the cash flow projections is 17.68%. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount.  Assumptions in the Company’s impairment evaluations are consistent with internal projections and operating plans.  Airport operating rights were acquired as part of the acquisition of VRG were capitalized at fair value at that date and are not amortized.  Those rights are considered to have indefinite useful lives due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume.  VRG tradenames were acquired as part of the VRG acquisition and were capitalized at fair value at that date.  The tradenames are considered to have an indefinite useful life (and are not amortized) due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty and the continued use of the VARIG tradenames.  The carrying values of the airport operating rights and tradenames are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable.  Costs related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis.  The carrying value of these intangibles is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable.  The Company assesses at each balance sheet date whether intangibles with indefinite useful lives are impaired using discounted cash flow analyses, which considers the creditworthiness of the issuer of the security, as further described in Note 15 to our financial statements. As of December 31, 2011, 2010 and 2009 no impairment on goodwill and other intangible assets was recognized.

Business Combination. We have accounted for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on the fair value on the acquisition date. Costs directly attributable to the acquisition are accounted for as expenses when incurred. The assets acquired and liabilities assumed were measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. Goodwill is measured as the excess of consideration transferred in relation to net assets acquired at fair value. If the consideration is lower than the fair value of net assets acquired, the difference should be recognized as a gain in the income statement. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. On October 3, 2011, we acquired the total capital of Webjet, through our subsidiary VRG, for an adjusted price of R$43.4 million. This acquisition was accounted by the acquisition method in accordance with IFRS 3R and the gain on bargain purchase of R$88.4 million was recorded in our income statement for the year ended December 31, 2011 under other operating revenues (expenses), not taxable as it is related to a permanent difference, according to the Brazilian transition tax regime (Regime Tributário de Transição – RTT). We expect to finalize the valuation of certain assets, including intangible assets and liabilities, as well as the effect of deferred taxes until October 2, 2012. The gain on bargain purchase generated by the acquisition of Webjet is related to the recognition of the value of intangible assets not recorded on Webjet’s financial statements, represented by rights of use in the Guarulhos and Santos Dumont airports, which are the busiest airports in Brazil, and which value is a consequence of the significant demand growth anticipated in the next few years and our expectation for recovery of operation profitability in these airports.

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

During the quarter ended June 30, 2011 we changed the classification of maintenance deposits from non-monetary to monetary asset, as since 2011 transactions involving these assets occurred substantially through receipts of funds, according to renegotiations conducted with the lessors. These transactions were recognized as exchange variation expense.

In addition, we have agreements with some lessors to replace the deposits by letters of credit, enabling us to use these funds in other expenditures relating to our lease agreements.

At the inception of the leases, our initial estimates of the maintenance expenses are equal to or in excess of the amounts required to be deposited.  This demonstrates it is probable the amounts will be utilized for the maintenance for which they are to be deposited and the likelihood of an impairment of the balance is remote.  There has been no impairment of our maintenance deposits.

A summary of activity in the Aircraft and Engine Maintenance Deposits is as follows:

	2010	2011
	(in thousands of reais)
Beginning of year	446,530	456,666
Addition of Webjet’s deposits	-	59,679
Amounts paid in	206,151	118,063
Reimbursement of expense incurred	(191,500)	(220,280)
Replacement by letters of credit	(4,515)	(45,854)
Exchange variation	-	(10,130)
End of year	456,666	358,144

Our fleet plan contemplates the replacement of some operating leases with finance lease agreements, in line with our plan to further standardize our fleet with Boeing Next Generation 737-700 and 737-800 aircraft.  Due to the performance advantages of Boeing Next Generation 737-700 and 737-800 aircraft, we believe these aircraft should sustain attractive market valuations over the next years.  We therefore intend to increase the number of finance leases.  In light of this trend, our maintenance deposit accounts should decrease in the near term, subject to significant potential variations, including the actual cost of maintenance, the timing of the maintenance, aircraft cycles and potential new maintenance requirements.

Revenue Recognition. Passenger revenue is recognized either when transportation is provided or when the unused ticket expires.  Tickets sold but not yet used are recorded as advance ticket sales that represents primarily deferred revenue for tickets sold for future travel dates. We recognize a portion of advance ticket sales as revenue based on historical data relating to the percentage of tickets sold and not used prior to the expiration date (“breakage”). The balance of deferred revenue is then reviewed on a monthly basis based on actual tickets that have expired and adjusted when necessary.

Mileage Program. Since the acquisition of VRG, the Company operates a frequent flyer program, (“Smiles  Program”) that provides travel and other awards to members based on accumulated mileage credits.  The obligations assumed under the Smiles  Program were valued at the acquisition date at estimated fair value that represents the estimated price the Company would pay to a third party to assume the obligation for miles expected to be redeemed under the Smiles  Program. The fair value of mileage credits, net of estimated non-use of miles (breakage) is determined by the weighted average according to (i) the average amount charged per seat by VRG to airlines that participate in the loyalty program divided by the average amount of miles required to issue a ticket using miles and (ii) the average sale price of miles sold to airlines that participate in the loyalty program Smiles. This fair value is updated every six months.

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

Aircraft and engines return provision: in aircraft operating leases, we are contractually required to return the equipment in a predefined level of operational capability, as a result we recognize a provision based on the aircraft return costs as set forth in the agreement. The aircraft’s return provisions costs are estimated based on expenditures incurred in aircraft reconfiguration (interior and exterior), license and technical certification, painting, and other costs, according to the return agreement. Engine return provisions are estimated based on an evaluation and minimum contractual conditions that the equipment should be returned to the lessor, considering not only the historical costs incurred, but also the equipment conditions at the time of the evaluation.

Onerous contracts provision: present obligations resulting from onerous contracts are recognized and measured as provisions. An onerous contract is entered into when unavoidable costs to meet the obligations assumed under the contract exceed the economic benefits that are expected to be received over the contract term. The provision for onerous contracts refers to losses on operating lease agreements of out-of-service aircraft. The provision corresponds to the net amount between the present value of the installments of the respective leases and the expected revenue from the use of such aircraft through operation or subleases, where applicable. The assumptions used are estimates and the settlement of these transactions may result in amounts significantly different from those recorded.

Insurance provision: we maintain insurance coverage in amounts we consider adequate to cover potential claims, in light of the nature of business, and in accordance with contractual and regulatory requirements.

Others provisions: are substantially related to lawsuits and are provisioned for losses considered probable in our judgment, related to labor, civil and tax matters. Tax lawsuits are presented under tax obligations.

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

Results of Operations

Year 2011 Compared to Year 2010

In 2011, our revenue passenger kilometers (RPK) increased by 12.3% as compared to 2010, mainly due to the incorporation of Webjet’s  fleet and route network in the last quarter of 2011, increased load factors in light of reduced fares as a result of the fierce competition generated by the substantial increase in supply (ASK) in the Brazilian airline industry especially during the first half of 2011, and the growth of demand among the emerging Brazilian middle class in 2011.

Demand in Brazil, as measured in revenue passenger kilometers (RPK) increased by 15.7%  in 2011 when compared to 2010. International demand in revenue passenger kilometers increased by 11.9% over the same period. The total increase in demand, which slowed during the second half of 2011 as compared to the first half of 2011, was mainly due to: (i) reduction in domestic yields; (ii) the stronger macroeconomic scenario in Brazil and Latin America; (iii) the average depreciation of the U.S. dollar against the real, which allowed us to increase international market performance; and (iv) the growth of demand among the emerging Brazilian middle class.

In 2011, we maintained our conservative approach to adding capacity (in ASK). The supply on our total route network increased by only 9.1% as compared to 2010, leading to a 4.8% decline in our yields when comparing these same periods. On the other hand, our total demand increased by 12.3%, 1.3 times greater than our supply growth. As a result, we recorded a load factor of 68.7% in our total network, 1.9 percentage points higher than 2010. We increased our fleet utilization from 12.9 block hours/day in 2010 to 13.0 block hours/day in 2011.

Our results of operations, especially in the second half of 2011, were negatively impacted by: (i) higher fuel expenses due to the increase of global oil prices; (ii) the depreciation of the end of period real  against the U.S. dollar, which negatively affected our operating expenses, our financial expenses in U.S. dollar-denominated debt and the amount of U.S. dollar-denominated debt as expressed in reais; (iii) reduced yields due to competition during the first half of 2011; (iv) additional expenses in 2011, especially, related to return of 3 Boeing 767  and (v) the increase of landing fees due to the impact of new landing and navigation fees methodology established by Infraero at the leading airports under its concession during 2011.

The results of operations of Webjet, which we acquired in the last quarter of 2011, and is still subject to regulatory approval, are consolidated in our results of operations for the year ended December 31, 2011, as from October 3, 2011. See note 12 of our financial statement.

We present in the following table information regarding our results of operations in IFRS in 2011 and 2010.

	Year Ended December 31,
	2010	2011
Income Statement Data:	(in thousands of reais)
Operating revenues:
Passenger	6,277,657	6,713,029
Cargo and other	701,790	826,279
Total operating revenues	6,979,447	7,539,308
Operating expenses:
Salaries, wages and benefits	(1,252,402)	(1,560,436)
Aircraft fuel	(2,287,410)	(3,060,665)
Aircraft rent	(555,662)	(505,058)
Sales and marketing	(367,757)	(402,568)
Landing fees	(331,882)	(395,249)
Aircraft and traffic servicing	(430,521)	(484,642)
Maintenance, materials and repairs	(422,950)	(434,181)
Depreciation and amortization	(281,604)	(395,807)
Other operating expenses	(351,464)	(633,634)
Gain on bargain purchase	-	88,428
Total operating expenses	(6,281,652)	(7,783,812)
Income (loss) from operations before financial income (expense)	697,795	(244,504)
Interest expense	(297,256)	(414,430)
Financial income (expense), net	(14,043)	(341,484)
Income (loss) before income taxes and social contribution	386,496	(1,000,418)
Income taxes	(172,299)	248,880
Net loss (income)	214,197	(751,538)

Operating Revenue

Oerating revenue increased by 8.0%, from R$6,979.4 million in the year ended December 31, 2010 to R$7,539.3  million in the year ended December 31, 2011:

	Year Ended December 31,
Operating Revenue	2010	2011	Chg.%
	(in thousands of reais)
Operating Revenue	6,979,447	7,539,308	8.0%
Passenger	6,277,657	6,713,029	6.9%
Cargo and other	701,790	826,279	17.7%

Passenger operating revenues increased by 6.9% from R$6,277.7 million in 2010 to R$6,713.0 million in 2011. This variation was due to the 1.9 percentage point increase in our load factor, partially offset by a 4.8% decline in yields.

Ancillary revenue, composed by cargo and other revenues, increased by 17.7% from R$701.8 million in 2010 to R$826.3 million in 2011, accounting for 11.0% of our net revenue in the year ended December 31, 2011, primarily due to: (i) a 18.0% increase in cargo revenue, accounting for approximately 4.0% of total net revenue (versus approximately 3.5% in 2010); (ii) an increase of up to 35% in no-show and ticket change fees, fueled by higher passenger volume when comparing the two periods; and (iii) a 4.8% growth in revenue from the Smiles  mileage program. The ancillary revenue growth was partially offset by the decrease in volume of charter flights principally performed with Boeing 767 aircraft.

On a unit basis (RASK), the 8.0% increase in operating net revenues was offset by a 9.1% increase in available seat kilometers, and, as a result, revenue per available seat kilometer decreased by 1.0% from R$15.2 cents in 2010 to R$15.0 cents in 2011.

Operating Expenses

Operating expenses increased 23.9% from R$6,281.7 million in 2010 to R$7,783.8 million in 2011, due to: (i) a 33.8% increase in aircraft fuel expenses; (ii) a 24.6% growth in salaries expenses; (iii) increased variable costs due to higher operational volume (airport fees, hotels, handling, aircraft cleaning, landing fees, navigational assistance and other expenses); (iv) expenses associated with the return of three Boeing 767 aircraft; (v) the new landing and navigation fee methodology established by Infraero at the leading airports under its concession during 2011; (vi) expenses from the international restrictions brought about as a result of the Puyehue volcanic eruption in Chile; (vii) additional expenses associated with system improvements and developments and the optimization of the route network and a provision for an insurance reimbursement; and  (viii) higher depreciation and amortization expenses as further explained below. The increase was partially offset by R$88.4 million from the gain bargain purchase on the acquisition of Webjet (for more details, see Note 12 to our financial statements included elsewhere herein). The following table sets forth our total operating expenses for the period indicated:

	Year Ended December 31,
Operating Expenses (in thousands of reais)	2010	2011	Chg.%
Salaries	(1,252,402)	(1,560,436)	24.6%
Aircraft fuel	(2,287,410)	(3,060,665)	33.8%
Aircraft rent	(555,662)	(505,058)	-9.1%
Sales and marketing	(367,757)	(402,568)	9.5%
Landing fees	(331,882)	(395,249)	19.1%
Aircraft and traffic servicing	(430,521)	(484,642)	12.6%
Maintenance, materials and repairs	(422,950)	(434,181)	2.7%
Depreciation and amortization	(281,604)	(395,807)	40.6%
Other operating expenses	(351,464)	(633,634)	80.3%
Gain on bargain purchase	-	88,428	100%
Total operating expenses	(6,281,652)	(7,783,812)	23.9%

On a per unit basis, our operating expense per available seat kilometer (CASK) increased by 13.6% from R$13.7 cents in 2010 to R$15.5 cents in 2011, mainly due to higher CASK from fuel, personnel, landing fees, depreciation and amortization and other expenses. The increase in CASK was partially offset by the 9.1% growth in supply (ASK).

The following tables set forth certain of our operating expenses per available seat kilometer as a percentage of total operating expenses, each for the period indicated.

	Year Ended December 31
Operating Expenses per Available Seat Kilometer Breakdown (%)	2010	2011	Chg bps
Fuel	36.4%	39.3%	2.9%
Personnel	19.9%	20.0%	0.1%
Rent	8.8%	6.5%	-2.4%
Maintenance	6.7%	5.6%	-1.2%
Other	28.1%	28.6%	0.5%

	Year Ended December 31
Operating Expenses per Available Seat Kilometer (in cents of reais)	2010	2011	Chg %
Salaries,	(2.73)	(3.11)	14.2%
Aircraft fuel	(4.98)	(6.11)	22.6%
Aircraft rent	(1.21)	(1.01)	(16.7)%
Sales and marketing	(0.80)	(0.80)	0.3%
Landing fees	(0.72)	(0.79)	9.1%
Aircraft and traffic servicing	(0.93)	(0.97)	3.8%
Maintenance, materials and repairs	(0.92)	(0.87)	(5.9)%
Depreciation and amortization	(0.61)	(0.79)	28.8%
Other operating expenses	(0.77)	(1.09)	41.1%
Operating Expenses per available seat kilometer (CASK)	(13.67)	(15.53)	13.6%
CASK excluding fuel expenses	(8.70)	(9.42)	8.4%

Aircraft fuel expenses increased by 33.8% from R$2,287.4  million in 2010 to R$3,060.7 million in 2011, largely due to: (i) a 19.5% increase in the average international WTI oil price; and (ii) the 8.6% growth in fuel consumption as a result of the 10.6% increase in the number of hours flown. Increased fuel expenses were partially offset by the average 4.8% period depreciation of the U.S. dollar against the real. In per-available seat kilometers terms, aircraft fuel costs increased by 22.6%, due to the same reasons but partially diluted by the increase in ASK.

Salaries increased by 24.6%, from R$1,252.4  million in 2010 to R$1,560.4  million in 2011, due to: (i) the impact of a 8.75% pay raise for our 2011 payroll; (ii)  the increase in flight crew bonuses due to the 10.6% increase in the numbers of hours flown; (iii) training expenses due to the hiring of approximately 400 co-pilots during 2011; (iv) the impact of a 6.5% pay raise for our 2012 payroll accounting in December 2011; and (v) 9.3% workforce increase due to the Webjet acquisition in October 2011. In per available seat-kilometer terms, salaries, wages and benefits increased by 14.2%, due to the same reasons but partially diluted by the increase in ASK.

Aircraft rent decreased by 9.1% from R$555.6 million in 2010 to R$505.1 million in 2011, due to: (i) the lower number of aircraft under operating leases (an average of 86 in 2011 versus an average of  89 in 2010); (ii) the return of three Boeing 767s which had a higher leasing cost; and (ii) the average 4.8% period depreciation of the U.S. dollar against the real. The expense was partially offset by the incorporation of 14 Boeing 737-300 from Webjet in our fleet since October 3, 2011. In per available seat-kilometer terms, aircraft rent decreased by 16.7%, due to the same reasons emphasized by the increase in ASK.

Sales and marketing expenses increased by 9.5% from R$367.8 million in 2010 to R$402.6  million in 2011, due to the higher expenses with sales incentives in light of the increase in sales volume, partially offset by the elimination of ticket sale commissions for travel agents as of February 2010. In per available seat-kilometer terms, sales and marketing expenses decreased 0.3%, due to the same reasons but partially diluted by the increase in ASK.

Landing fees increased by 19.1% from R$331.9 million in 2010 to R$395.2 million in 2011, due to: (i) the increase in landings fees expenses due to the impact of new landing and navigation methodology established by Infraero at the leading airports under its concession during 2011; and (ii) the 6.4% increase in the number of landings. The landing fees expense was partially offset by the 4.8% period depreciation of the average U.S. dollar against the real  with an impact on international landing fees.  In per-available seat-kilometer terms, these fees increased by 9.1%, due to the same reasons but partially diluted by the increase in ASK.

Aircraft and traffic servicing expenses increased by 12.6% from R$430.5 million in 2010 to R$484.6  million in 2011, mainly due to: (i) the increase in handling expenses due to higher passenger volume (increase of 6.4% in number of departures) and the impact of pay raises on the cost of these services; (ii) additional IT expenses due to investments in technological improvements such as remote check-in and the new Smiles  system; and (iii) additional consulting services. In per available seat-kilometer terms, these costs increased by 3.8% in the same period, due to the same reasons but partially diluted by the increase in ASK.

Maintenance, materials and repairs increased by 2.7% from R$423.0 million in 2010 to R$434.2 million in 2011, due to expenses related with the return of  three Boeing 767s, partially offset by the average 4.8% period depreciation of the U.S. dollar against the real, given that most of these expenses are in foreign currency and the expenses related to the fleet renewal in 2010, not incurred in 2011. In per available seat-kilometer terms, the maintenance, materials and repairs decreased by 5.9%, due to the same reasons but magnified by the increase in ASK.

Depreciation and amortization expenses increased by 40.6% from R$281.6 million in 2010 to R$395.8 million in 2011, mainly due to: (i) the higher average number of aircraft under finance leases (an average of 42 in 2011 versus an average of 35 in 2010); and (ii) an increase in the depreciation of estimated reconfiguration costs for aircraft and an increase in contractually established costs associated with improvements in major engine overhauls. In per available seat-kilometer terms, depreciation and amortization increased by 28.8%, due to the same reasons but partially diluted by the increase in ASK.

Other operating expenses (mainly crew travel and accommodation, direct passenger expenses and general and administrative expenses) increased 80.3% from R$351.4 million in 2010 to R$633,634 million in 2011 due to: (i) a contractual penalty of approximately R$25 million from the early return of three Boeing 767s; (ii) increase of approximately R$20.0 million in variable expenses directly linked to passenger volume (crew travel, accommodation, meals, transportation and direct passenger expenses) due to the 6.4% growth in the number of landings; (iii) expenses of R$5.0 million due to flight cancellations and delays, mainly due to the restrictions on international flights in the Southern cone region for most of June due to volcanic ash from an eruption in Chile; (iv) expense of R$10.0 million from the termination of an agreement with a baggage-handling provider in order to obtain commercial benefits and future savings from the new provider, besides other penalties related to contracts termination during 2011; (v) additional expenses of R$50.0 million associated with system improvements and developments and the optimization of the route network and a provision for an insurance reimbursement; (vi) increase in expenses from the redemption of miles for use in international partner airlines; (vii) R$51.5 million for  impairment of the fleet and spare parts from  GOL and Webjet’s fleet; (viii) revision of the criteria used to calculate contributions for PIS and COFINS in the last quarter of 2011, which generated an expense of R$24.0 million; and (ix) provision of R$26.0 million for the anticipated return of 14 Boeing 737-300 aircraft from Webjet. The results was partially offset by R$88.0 million of bargain purchase gain in Webjet’s acquisition. In per available seat-kilometer terms, other operating expenses increased by 41.1%, due to the same reasons but partially diluted by the increase in ASK.

Net Financial Result

Our net financial expense increased  by 142.8% from R$311.3 million in 2010 to R$755.9 million in 2011 primarily as a result of the negative impact of R$476.4 million due to an 18.8% depreciation of the real against the dollar in the third quarter as compared to the second quarter on the Company’s financial result, given that most of our debt is denominated in foreign currency.

	Year Ended December 31
Financial Result (in thousands of reais)	2010	2011	Chg. %
Interest on short- and long-term debt	(297,256)	(414,430)	39,4%
Exchange rate changes, net	46,549	(398,897)	956.9%
Derivative net Results	(117,022)	(52,425)	-55.2%
Investments funds	103,906	147,508	42.0%
Other financial expenses	(47,476)	(37,670)	-20.7%
Net financial results	(311,299)	(755,914)	142.8%

Interest on short- and long-term debt increased by 39.4% in 2011 as compared to 2010, due to: (i) additional interest on loans from the senior notes issued in July 2010 maturing in 2020; (ii) additional interest on loans from the R$600 million debenture issue in September 2010; (iii) additional interest on loans from the R$500 million debenture issue in June 2011;  (iv) the larger number of aircraft classified under finance leases (an average of 42 in 2011 versus an average of 35 in 2010); and (v) the 12.6% depreciation of the real  against the dollar between the periods (exchange rate of the end of the period), which had a negative impact on interest payments on foreign-currency debt (70.0% of our total debt at December 31, 2011).

Exchange rate changes, net generated a loss of R$398.9 million in 2011 versus a gain of R$46.0  million in 2010 due to the depreciation of the real  versus the U.S. dollar, especially in the third quarter of 2011, which had a direct impact on foreign-currency-denominated financial assets and liabilities and by the recognition of an exchange variation expense of R$10.5 million due to the reclassification of maintenance deposits from “non-monetary assets” to “monetary assets” since the second quarter of 2011, partially offset by the reduced U.S. dollar exposure of our debt (70% in 2011, versus 76% in 2010).

In 2011, we recognized derivative financial instruments net loss of R$52.4 million. As of December 31, 2011, we had derivative positions in place to hedge approximately 48%, 41%, 27% and  20% of our estimated jet fuel consumption for the first, second, third, and fourth quarters of 2012, respectively.

Investments funds increased by 42.0% in 2011 as compared to 2010 due to financial gains from increased investments of our cash position composed by cash and cash equivalents, short investments and current and noncurrent restricted cash, which is already equivalent to 31.1% of our last 12-months operating revenue.

Other financial expenses decreased by 20.7% from R$47.5 million in 2010 to R$37.3 million in 2011, due to a R$38.0 million expense from the discounts granted to CVC in 2010. The expense was partially offset by a R$10.4 million expense from the recognition of the adjustment to present value of future obligations related to aircraft returns and higher expenses from banking commissions generated by the debenture issue in June 2011, senior notes issued in July 2010 and the debentures issued in September 2010 (recognized in the income statement along the debt’s maturity period).

Income Tax

Income tax generated a credit of R$248.9 million in 2011 compared to an a expense of R$172.3 million in 2010. The variations were mainly  due to credits taxes from VRG tax loss carryforwards and negative basis of social contribution, the depreciation of the real  against the U.S. dollar between the periods, which generated a temporary reduction difference on the exchange variation of financial leasings, contributing to the credit recorded in the deferred income tax line. In addition, there was an decrease in taxable income, generating an expense of R$5.8 million under current income tax.

Income (Loss) For The Period

As a result of the foregoing, we had net losses of R$751.3 million in 2011, versus a net income of R$214.2 million in 2010.

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

Implementation of new cost reduction initiatives:  We have completed our fleet renewal plan in 2010, with the return of the remaining 11 Boeing 737-300 aircraft. This will benefit future years with a reduction of approximately R$9 million per quarter of leasing expenses. We will replace more aircraft with new Boeing 737-800 and 700s NGs aircraft that will provide lower cost of inventories and spare parts, less fuel consumption and lower crew training costs. We also have implemented several measures for cost reduction resulting in a reduction of other operating expenses, including: the implementation of the Shared Services Center, the adoption of zero based budgeting methodology and investments linked to IT improvements of internal controls systems in order to improve operational efficiency. Our high aircraft utilization rate of 12.9 block hours per day in 2010, an increase of 10.4% compared to the 11.6 block hours per day recorded in 2009, also contributed to dilute fixed costs.

We present in the following table information regarding our results of operations in IFRS in 2010 and 2009.

	Year Ended December 31,
	2009	2010
Income Statement Data:	(in thousands of reais)
Operating revenues:
Passenger	5,306,530	6,277,657
Cargo and other	718,852	701,790
Total operating revenues	6,025,382	6,979,447
Operating expenses:
Salaries	(1,100,953)	(1,252,402)
Aircraft fuel	(1,813,104)	(2,287,410)
Aircraft rent	(650,683)	(555,662)
Sales and marketing	(364,551)	(367,757)
Landing fees	(312,637)	(331,882)
Aircraft and traffic servicing	(381,721)	(430,521)
Maintenance, materials and repairs	(417,212)	(422,950)
Depreciation and amortization	(142,853)	(281,604)
Other operating expenses	(428,376)	(351,464)
Total operating expenses	(5,612,090)	(6,281,652)
Income (loss) from operations before financial income (expenses)	413,292	697,795
Interest expense	(288,112)	(297,256)
Financial income (expense), net	630,956	(14,043)
Income (loss) before income taxes and social contribution	756,136	386,496
Income taxes	134,696	(172,299)
Net loss (income)	890,832	214,197

We had operating income of R$697.8 million in 2010 compared to R$413.2 million in 2009.  Our operating margin was 10.0% in 2010, and 6.9% in 2009.  We reported net income in 2010 of R$214.2 million compared to R$890.8 million for 2009.  Income before income tax was R$386.5 million in 2010 compared to R$756.1 million in 2009.

Operating Revenues. Operating revenues increased 15.8% to R$6,979.5 million in 2010 as compared to 2009 as a result of the increased demand for domestic flights emerging from the Brazilian middle class due to the positive macroeconomic scenario, in addition to our: (i) dominant position and increased frequency between the Brazilian leading airports; (ii) high operating quality indices (punctuality, regularity, client service and safety); (iii) dynamic fare management, which combines the strengthening quarterly yields with stimulation demand for leisure travelers; (iv) growth of the Smiles  mileage program and; (vi) focus on short-haul flights in a range of three hours or less, benefiting business travelers. Our consolidated demand increased 19,4%. Our domestic market demand increased by 17.0%, while international market demand increased 48.7% as a result of our international network expansion with the introduction of new routes in the Southern Cone and Caribbean regions and the introduction of new regional destinations in Brazil in addition to markets operated by our new regional airline partners. The higher demand was partially offset by a 0.9% decrease in yields to R$20.5 cents in 2010 from R$20.7 cents in 2009 due to a variety of factors: (i) a more stable capital markets scenario, (ii) lower selling expenses in the domestic market due to a gradual decrease during 2009 of commissions paid to travel agencies in the domestic market (valid for all players in the industry) which were fully extinguished in February 2010, (iii) the upturn in economic activity and consumer confidence, reflected in increased demand for leisure trips that consequently, generate larger forward bookings; (iv) an increase in the average stage length by 1.9% and; (v) lower U.S. dollar and WTI oil price volatility.

Our load factor increased 3.1 percentage points from 63.6% in 2009 to 66.7% in 2010, mainly due to lower increase in available seat kilometers by 13.8% compared to the increase of 19.4% in revenue passenger kilometers.

Our ancillary revenues, composed by cargo and others revenues, decreased 2.4% from R$718.9 million in 2009 to R$701.8 million in 2010, representing 10.1% of our total net revenues, mainly due to the decrease in no-show fee and tickets rescheduling revenue and due to revenues of R$48.1 million in 2009 related to image rights and rental of our Smiles  client database as part of the co-branded credit card contract.

Operating Expenses.  Operating expenses per available seat kilometer decreased 1.7% from R$13.91 cents in 2009 to R$13.67 cents in 2010, primarily due to the (i) increased available seats kilometers by 13.8%; (ii) 10.4% increase in aircraft utilization; (iii) 1.9% extension of the average stage length, offset by an increase of 10.8% in fuel cost from R$4.49 cents to R$4.98 cents per available seat kilometers.  Operating expenses per available seat kilometer excluding fuel decreased 7.6% from R$9.41 cents to R$8.70 cents in 2010, mainly due to lower aircraft rent, maintenance, sales and marketing and other operating expenses; offset by the additional costs arising from the fleet renewal carried out in 2010 to return eleven Boeing 737-300 aircraft and the maintenance expenses for reactivation of five Boeing 767, four for long-haul international charter and one for sub-leasing operations.

Our breakeven load factor increased 0.8 percentage points to 60.0% in 2010 compared to 59.2% in 2009, primarily due to (i) higher fuel cost per liter; (ii) 0.9% decline in yields and; (iii) a 3.1 percentage points increase in load factor.

The breakdown of our operating expenses on a per available seat kilometer basis for 2010 compared to 2009 is as follows.

	Year Ended December 31,
	2009	2010
	(cost per available seat kilometer in R$ cents)
Operating expenses:
Salaries	2.73	2.73
Aircraft fuel	4.49	4.98
Aircraft rent	1.61	1.21
Sales and marketing	0.90	0.80
Landing fees	0.77	0.72
Aircraft and traffic servicing	0.95	0.93
Maintenance materials and repairs	1.03	0.92
Depreciation and amortization	0.35	0.61
Other operating expenses	1.06	0.77
Total operating expenses	13.91	13.67
Cost per flight hour	9.41	8.70

Note: In October 2010, ANAC changed its calculation method for monthly traffic information and republished information for periods since January 2009. All operating data for 2009 and 2010 reflects the new methodology. According to ANAC, the changes were designed to align data with the concepts adopted by the ICAO. The change was necessary because Brazil has joined the ICAO’s statistical program and supplies the latter’s database with several industry data. Changes in the methodology refer to the calculation of ASK (seat supply) and the classification of domestic legs in international flights, which are now considered to be part of the domestic market. ANAC has stated that it will republish information for 2008 at a later date.

Salaries, wages and benefits increased 13.8%, or R$151.4 million, due to (i) a 6% partial cost of living increase on salaries effected in December 2010; (ii) higher constituted provisions for employee profit sharing based on the stock option plan and; (iii) a 4.5% increase in the number of employees from 17,963 in 2009 to 18,776 in 2010, especially in the operational, airport and call center areas, in turn fueled by the need to adjust to the growth in our operations and the growth of 15.8% in passengers transported.  Salaries, wages and benefits per available seat kilometer decreased 0.1% due to the same reasons, although diluted by the increase in available seat kilometers in 2010.

Aircraft fuel expense increased 26.2%, or R$ 474.3 million, primarily due to a 22.4% increase in average oil (WTI) prices, 3.4% increase in fuel consumption due to the growth in the operations and higher number of average operating aircraft (from 108 in 2009 to 111 in 2010). Aircraft fuel expense per available seat kilometer increased 10.8% due to the same reasons, although diluted by the increase in available seat kilometers in 2010.

Aircraft rent, which we incur in U.S. dollars, decreased 14.6%, or R$ 95.0 million, due to a 11.7% average depreciation of the U.S. dollar against real  and a 18.2% increase in the total fleet under finance leases from 33 in 2009 to 39 in 2010. Aircraft rent per available seat kilometer decreased 25.0%, due to the same reasons, although emphasized by an increase in available seat kilometers in 2010.

Sales and marketing expense increased 0.9%, or R$ 3.2 million, resulting from (i) additional advertising expenses in order to revitalize our Smiles  mileage program; (ii) advertising expenses from a new institutional campaign and; (iii) higher commissions paid to credit card administrators due to the increase in direct sales, partially offset by the elimination of ticket sales commissions for travel agents as of the beginning of February 2010.  Sales and marketing per available seat kilometer decreased 11.4% due to the increase in available seat kilometers in 2010.

Landing fees increased 6.2%, or R$19.3 million, mainly due to a 7.9% increase in departures.  Landing fees per available seat kilometer decreased 6.7% due to the increase in available seat kilometers in 2010.

Aircraft and traffic servicing expense increased 12.8%, or R$48.8 million, primarily due to an increase in the average operating fleet (from 108 in 2009 to 111 in 2010), increased handling expenses as a result of increased arrivals and departures and additional IT and consulting services related to (i) the implementation of the new budget planning method (zero base budget), (ii) the Shared Service Center aiming to improve the quality and productivity of our operations, (iii) the migration of our Smiles  system from IBM to Oracle (Siebel) and (iv) the improvement of internal software (related to check-in developments, buy on board services and wireless entertainment service).  Aircraft and traffic servicing expense per available seat kilometer decreased 1.5% due to the same reasons, although diluted by the increase in available seat kilometers in 2010.

Maintenance, materials and repairs increased 1.4%, or R$5.7 million, due to increase in scheduled aircraft maintenance events during the year, reflecting the larger average operating fleet and expenses related to the fleet renovation and standardization program, with return of eleven remaining Boeing 737-300 and reactivation of five Boeing 767 to long-haul international charters and sub-leasing operations.  Maintenance, materials and repairs per available seat kilometer decreased 10.9% primarily due to the increase in available seat kilometers in 2010.

Depreciation and amortization increased 97.1% or R$138.8 million, due primarily to (i) the higher number of aircraft under finance leases (from 33 in 2009 to 39 in 2010); (ii) a change in 2010 in the estimate for the depreciation of maintenance costs for engines under finance leases, which now have a 5-year depreciation period, whereas the remaining items continue to depreciate over 25 years.  Depreciation and amortization per available seat kilometer increased 73.2% due to the same reasons, although diluted by the increase in available seat kilometers in 2010.

Other operating expenses (mainly comprising accommodation, crew travel and accommodation, direct passenger expenses, equipment leasing and general and administrative expenses) decreased 18.0%, or R$76.9 million, due to several factors: (i) more efficient controls over general and administrative expenses (telephone, water, gas and electricity), as well as losses of inventories, uniforms and other inputs in the operational bases, (ii) gains from the automation of our internal systems (inventories, accounts, billing, legal affairs and accounts receivable), which led to better controls over provisions and reduction in general and administrative expenses; (iii) optimization of our route network; (iv) fewer flight cancellations; and (v) greater volume of IT equipment under finance leases, reducing expenses from equipment rentals. Other operating expenses per available seat kilometer decreased 27.4% due to the same reasons, although emphasized by the increase in available seat kilometers in 2010.

Financial Income (Expense).  Financial expense in 2010 totaled R$311.3 million compared to a financial income of R$342.8 million in 2009, mainly as a result of: (i) lower non-cash foreign exchange variation gains on our assets and liabilities of R$661.7 million due to the impact of the 4.3% appreciation of the real  against the U.S. dollar during 2010 (compared to a 25.5% appreciation in 2009); (ii) higher interest expenses related to the increase in our indebtedness with the issue of senior notes in July 2010 and debentures in September 2010; (iii) partially offset by the R$33.9 million increase of interest revenue due to the higher cash position since the end of 2009.

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

B.      Liquidity and Capital Resources

Cash Flow Analysis

Operating Activities.  Our strategy is to rely primarily on cash flows from operations to provide working capital for current and future operations.  In 2011, we used R$602.5 million in cash from our operating activities reflecting the decrease in our operating profitability. In 2010 and 2009, net cash provided by operating activities was R$723.9 million and R$457.3 million, respectively. Cash flows used in operating activities for 2011 were driven by R$751.5 million in net loss, plus noncash depreciation and amortization expense of R$395.8 million, noncash interest on loans of R$414.4 million, noncash exchange variation loss of R$400.1 million, a R$123.7 million increase in accounts receivable, R$1,011.5 million short-term investments used for trading, a R$66.1 million increase in deposits, an increase of R$305.0 million in interest paid and a decrease of R$77.3 million in prepaid expenses and recoverable taxes. Cash flows associated with derivative financial instruments, which are also classified as operating cash flows, generated net inflows of R$19.5 million in 2011. In 2010, we generated R$723.9 million cash from our operating activities, mainly driven by our net income of R$214.2 million.  In 2009, we generated R$457.3 million cash from our operating activities, mainly driven by our net income of R$890.8 million, and partially offset by the decrease in accounts receivable of R$182.0 million and a decrease in deposits of R$124.2 million.

In 2011 our operating cash flows were  affected by an increase of R$66.1 million related to the requirement under the terms of certain of our aircraft operating lease agreements that we establish maintenance reserve deposit accounts for our aircraft that must be funded at specified levels.  As of December 31, 2011, we had R$630.5 million of deposits under our aircraft operating leases for maintenance.  Funds will be drawn from the maintenance reserve accounts to reimburse for certain structural maintenance expenditures incurred.  We believe the amounts deposited and to be deposited plus our own cash resources will be sufficient to service our future aircraft and maintenance costs for the duration of the applicable operating leases.

Investing Activities.  Net cash used in investing activities was R$469.2 million primarily due to the payment  for the acquisition of Webjet (net of cash acquired) of R$33.9 million and of property and equipment, including spare parts and aircraft modifications, investments in the expansion of Confins Maintenance Center and pre-delivery deposits for the acquisition of Boeing 737 aircraft. During 2011, capital expenditures were R$279.8 million, especially due to pre-delivery deposits for the acquisition of Boeing 737 aircraft.  In 2010 capital expenditures were R$230.5 million mainly related to pre-delivery deposits for the acquisition of Boeing 737 aircraft.

Financing Activities.  Net cash generated from financing activities totaled R$354.5 million in 2011 and consisted primarily of capital we raised in our issuance of our 5th series of debentures in the amount of R$500 million  maturing in 2017 that we used as working capital, to pay suppliers, and in the investment of R$182 million made by Delta Airlines in our capital. These proceeds were partially offset by the prepayment of working capital lines, other debt maturing in the next couple of years to reduce refinancing risk in the short term, and payments of aircraft finance leases.  Net cash generated from financing activities totaled R$139.9 million in 2010, as compared to net cash generate from financing activities of R$769.2 million in 2009, mainly due to receipt of net proceeds from a follow-on offering of common and preferred shares in the amount of R$600.3 million concluded in October 2009 and receipt of net proceeds from a rights offering in the amount of R$203.5 million concluded in the second quarter of 2009.

Liquidity

In managing our liquidity, we take into account our cash and cash equivalents, short-term investments and short- and long-term restricted cash as well as our accounts receivable balances.  Our accounts receivable balance is affected by the payment terms of our credit card receivables.  Our customers can purchase seats on our flights using a credit card and pay in installments, typically creating a one-or two-month lag between the time that we pay our suppliers and expenses and the time that we receive payment for our services.  When necessary, we obtain working capital loans, which can be secured by our receivables, to finance the sale-to-cash collection cycle.

We have a strong balance sheet, especially our cash position which as of December 31, 2011 was equivalent to 31.1% of our trailing twelve months’ operating revenues and already surpasses our initial target of at least 25% of the trailing twelve months’ operating revenues. This position also covers 1.5 times our short-term debt, which we believe currently is an appropriate level of liquidity.  We are also committed to having no significant financial debt maturities (excluding finance leases) coming due within any three-year horizon.

The following table sets forth certain key liquidity data at the dates indicated:

	At December 31,
	2010	2011	% Change
	(in millions of reais)
Real Denominated	2,316.1	2,702.6	16.7%
Cash and Cash Equivalents	1,955.9	1,230.3	(37.1%)
Short-Term Investments and Short- and Long-Term Restricted Cash	57.1	1,118.2	1,858.3%
Short-term Receivables	303.1	354.1	16.8%
Foreign Exchange Denominated	323.7	365.1	12.8%
Advances for acquisition of aircraft	323.7	365.1	12.8%
Total Cash Deposits	2,639.8	3,067.7	16.2%

As of December 31, 2011, cash and cash equivalents, short-term investments and short- and long-term restricted cash were R$2,702.6 million, comprised by R$1,230.3 million in cash and cash equivalents balance, R$1,009.1 million in short-term investments representing immediate liquid financial assets and R$109.1 million in restricted cash.  The increase in total cash deposits, as compared to 2010 is mostly due to several measures in 2011 towards increasing our liquidity such as (i) our 5th debenture issuance in the amount of R$500 million, which was used to finance working capital and pay suppliers; (ii) the equity investment of R$182 million made by Delta Air Lines; and (iii) an issuance of R$200 million related to Webjet’s refinancing, which allowed us a greater flexibility in the management of Webjet’s cash flow.

Short-term receivables include credit card sales, the Voe Fácil installment payment program, accounts receivables from travel agencies and cargo transportation.  At the end of 2011, we had increased volume of short-term receivables as compared to 2010, due to an increase in the volume of advance ticket sales.

As of December 31, 2011, we had R$365.1 million deposited with Boeing as advances for aircraft acquisitions, an increase of 12.8% as compared to December 31, 2010, mainly due to the higher number of aircraft delivered in 2011 with the deposit returned to us and the higher number of new aircraft deliveries scheduled to be delivered from Boeing under our fleet plan in the next 18 months as compared to the same period in 2010.

As a result, our total cash deposits was R$3,067.7 million as of December 31, 2011 as compared to R$2,639.8 million at December 31, 2010.

Indebtedness

The following table sets forth our loans and financings at December 31, 2011 and 2010:

	At December 31,
	2010	2011	% Change
	(in millions of reais)
Loans and Financing	1,709.4	2,535.2	48.3%
Aircraft Finance Lease	1,680.1	2,056.3	22.4%
Interest	53.7	64.1	19.4%
Perpetual Bonds	297.9	335.8	12.7%
Total Loans and Financing	3,741.1	4,991.4	33.4%

As of December 31, 2011, our total debt was R$4,991.4 million, with an average term of 7.3 years (excluding perpetual notes) and an average interest rate of 12.3% for obligations in local currency and of 6.2% for U.S. dollar denominated obligations.  Excluding our perpetual bonds, which have no maturity date, total loans and financing totaled R$4,655.7 million at December 31, 2011, with a negative foreign exchange effect due to the depreciation of the real  against the U.S. dollar of 12.6% between 2011 and 2010. The increase compared to 2010 was also impacted by: (i) the 5th issuance of debentures in the amount of R$500 million issued in June 2011; (ii) the higher number of aircraft under financial leasing (average of 42 in 2011 versus 35 in 2010); and (iii) the incorporation of Webjet’s debt in our balance sheet from October 3, 2011.

Loans and Financing

The following table sets forth our short- term and long-term loans as of December 31, 2010 and 2011:

	At December 31,
	2010	2011	% Change
Short-Term Debt	(in millions of reais)
Local Currency	65.0	1,215.1	1769.4%
BNDES- loan	14.4	8.4	-41.7%
BNDES-Safra loan(2)	27.5	30.0	8.9%
BDMG loan(3)	3.4	3.6	6.6%
Debentures IV **	-	595.1	100.0%
Debentures V**	-	493.3	100.0%
Santander	-	40.7	100.0%
Citibank	-	19.4	100.0%
Industrial CDB	-	1.2	100.0%
Interest	19.7	23.4	18.8%
Foreign Currency (U.S.Dollars)	281.0	337.3	20.0%
Working Capital	83.8	95.9	100.0%
Aeroturbine	-	4.6	100.0%
IFC loan(4)	13.9	31.2	124.5%
FINIMP(5)	2.7	3.1	15.0%
Finance Lease	146.6	161.8	10.3%
Interest	34.0	40.7	19.7%
Total Short-Term Debt	346.0	1,552.4	348.6%

Long-Term Debt
Local Currency	700.5	264.7	-62.2%
BNDES loan (1)	8.4	-	-100.0%
BNDES-Safra loan (2)	70.9	42.8	-39.6%
BDMG loan (3)	27.3	25.9	-5.4%
Safra	-	196.0	100.0%
Debentures IV **	593.9	-	-100.0%
Foreign Currency (U.S. Dollars)	2,396.7	2,838.5	18.4%
IFC loan (4)	27.8	-	-100.0%
Senior Notes	835.4	944.0	13.0%
Finance Lease	1,533.5	1,894.5	23.5%
Total Long-Term Debt	3,097.2	3,103.2	0.2%
Total Loans Ex-Perpetual Bonds	3,443.2	4,655.6	35.2%
Perpetual Bonds** *	297.9	335.8	12.7%
Total Loans - including Perpetual Bonds	3,741.1	4,991.4	33.4%

** We reclassified our 4th and 5th debenture issuances in the total amount of R$1,088.5 million from long term to short term debt due to covenant non-compliance as further described in “Covenant Compliance” and “Risk Factors: Certain of our debt agreements contain financial covenants and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.”

*** No maturity term bonds

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

Aircraft Finance Leases

The following table sets forth our aircraft finance lease as of December 31, 2010 and 2011:

	As of December 31,
	2010	2011	% Change
Short-Term Debt (Foreign Currency - U.S. Dollars)	(in millions of reais)
Finance Lease	146.6	161.8	10.4%
Total Short-Term Debt (Foreign Currency - U.S. Dollars)	146.6	161.8	10.4%
Long-Term Debt (Foreign Currency - U.S. Dollars)
Finance Lease	1,533.5	1,894.5	23.5%
Total Long-Term Debt (Foreign Currency - U.S. Dollars)	1,533.5	1,894.5	23.5%
Total Aircraft Finance Lease	1,680.1	2,056.3	22.4%

On December 31, 2011, aircraft finance lease debt totaled R$2,056.3 million, including aircraft finance lease paid in monthly installments with funds generated from our operations.  Financial expenses related thereto are booked as financial expenses in the income statement.

Total short-term debt at December 31, 2011 totaled R$1,552.4 consisting of aircraft finance lease of R$161.8 million,  interest of R$64.1 million and loans of R$1,326.5 million.

The following table sets forth the maturities and interest rates of our indebtedness:

	Maturity	Contractual Interest	Effective Interest p.a.	Currency
BNDES	Jul/12	TJLP +2.65%	8.66%	Real
BNDES-Safra	Out/14	TJLP +5.5%	11.50%	Real
BDMG	Mar/18	IPCA +6%	8.05%	Real
Debentures IV	Sep/15	118.0% of CDI	12.95%	Real
Debentures V	Jun/17	120.0% of CDI	13.18%	Real
Industrial CDB	Mar/12	CDI +6.17%	11.58%	Real
Santander	Out/12	11.63%	11.63%	Real
Citibank	Dec/12	11.33%	11.33%	Real
Safra	Dec/15	125% of CDI	14.50%	Real
Finimp	Set/12	Libor +1.80%	2.69%	U.S. dollar
Aeroturibe	Dec/12	-	-	U.S. dollar
Working Capital	Mar/12	3.42%	12.95%	U.S. dollar
IFC Loan	Jul/13	Libor +3.75%	4.54%	U.S. dollar
Senior Notes 2017	Apr/17	7.50%	7.50%	U.S. dollar
Senior Notes 2020	Jul/20	9.25%	9.25%	U.S. dollar
Perpetual Bonds	n/a	8.75%	8.75%	U.S. dollar

The following table sets forth the loans and financings amortization schedule:

	2012	2013	2014	2015	2016	After 2016	Without maturity date	Total
					(in R$ millions)
Real Denominated	1,191.7	99.3	85.4	70.0	4.4	5.6	-	1,456.4
Debentures IV	595.1	-	-	-	-	-	-	595.1
Debentures V	493.3	-	-	-	-	-	-	493.3
BNDES loan - Safra	30.0	27.8	15.0	-	-	-	-	72.8
Safra	-	64.8	65.6	65.6	-	-	-	196.0
Santander	40.7	-	-	-	-	-	-	40.7
Citibank	19.4	-	-	-	-	-	-	19.4
BNDES loan	8.4	-	-	-	-	-	-	8.4
BMDG	3.6	6.7	4.8	4.4	4.4	5.6	-	29.5
Industrial CDB	1.2	-	-	-	-	-	-	1.2
Foreign Currency Denominated	134.8	-	-	-	-	944.0	335.8	1,414.6
Working Capital	95.9	-	-	-	-	-	-	95.9
IFC	31.2	-	-	-	-	-	-	31.3
FINIMP	3.1	-	-	-	-	-	-	3.1
Aeroturbine	4.6	-	-	-	-	-	-	4.6
Senior Bond I	-	-	-	-	-	393.5	-	393.5
Senior Bond II	-	-	-	-	-	550.5	-	550.5
Perpetual Bond	-	-	-	-	-	-	335.8	335.8
Total*	1,326.5	99.3	85.4	70.0	4.4	949.6	335.8	2,871.0

___________________

*excluding interest expenses and aircraft finance lease

For further information on our financing activities, see note 16 to our consolidated financial statements as of December 31, 2011.

Covenant Compliance

Our long term financings (excluding the perpetual bonds and aircraft financings) in the aggregate amount of R$1,208.7 million at December 31, 2011 contain customary covenants and restrictions, including but not limited to those that require us to maintain defined debt liquidity and interest expense coverage ratios.

We are subject to certain financial and performance indicators (covenants) based on consolidated financial statements such as:  (1) net debt/EBITDAR, (2) current assets/current liabilities, (3) EBITDA/debt service, (4) short-term debt/EBITDA, (5) current ratio and (6) debt coverage index (DCI).

The debentures we issued during the third quarter of 2010 require the maintenance of certain debt service coverage index, which is defined as the ratio between our cash flow and debt service (total of the principal amortized plus interest paid) for any given fiscal year.  VRG must obtain an index of at least 130%, to be in compliance at the end of each respective period.  In addition, VRG must also maintain its financial leverage ratio, which is defined as net adjusted debt divided by EBITDAR, below 3.5x.  At December 31, 2011, we did not meet the minimum required performance indicators for the debentures, and we reclassified the amount related to the Debentures IV and V from long term debt to short term debt.  In March 2012, the Company received waivers through June 2012 from the debenture holders (Bank of Brazil and Bradesco).

Other Financing Sources and Measures

We did not declare dividends for the fiscal year 2011.  We declared dividends of R$50.9 million for the fiscal year 2010.

On February 22, 2011, our board of  directors approved a capital increase in the amount of R$0.6 million upon issue of 34,718 preferred shares, as a result of the exercise of the stock purchase option granted under our Stock Option Plan.

On May 10, 2011, our board of  directors approved a capital increase of R$0.2 million upon issuance of 15,480 preferred shares, as a result of the exercise of the stock purchase option granted under our Stock Option Plan

On September 08, 2011, the Company's Board of Directors authorized the repurchase of its own shares, through call options ("calls"), and the launch of put options ("puts" and options) according to the conditions below, mediated by Santander. The program's objective is the acquisition of preferred shares, to be held in treasury for subsequent sale and/or cancellation, in accordance with CVM Instructions 10/80 and 390/03. The acquired shares may be deregistered or held in treasury, during which time they will lose their political and economic rights.The number of calls and puts to be launched or acquired corresponds to a maximum of 9,305,754 registered preferred shares, without par value, issued by the Company, representing up to 10% of outstanding shares, totaling 93,057,541 preferred shares on September 8, 2011. For more information see note 16 to the financial statements.

On December 21, 2011, in order to implement the Delta Investment, our board of directors approved a capital increase of up to R$295.8 million, equivalent to up to 6,825,470 common shares and 6,619,765 preferred shares at a subscription price of R$22.00 per share, with a minimum aggregate subscription amount of R$182.6 million. Our controlling shareholder subscribed for 6,825,469 common shares and 1,474,986 preferred shares, using the funds received from Delta to pay in for those shares. This capital increase is still subject to ratification by our board of director.

On December 21, 2011, our board of  directors approved a capital increase of R$0.04 million, upon issuance of 3,138 preferred shares, as a result of the exercise of the stock purchase option granted under our Stock Option Plan. During 2011, our executive officers exercised stock options for an aggregate of 49,836 preferred shares.

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

Our growth plans contemplate operating 135 aircraft by the end of 2013.  As of December 31, 2011, we had 91firm purchase orders with The Boeing Company for 737-800 Next Generation aircraft outstanding and we have 10 purchase rights and purchase options for an additional 40 737-800 Next Generation aircraft.  Committed expenditures for these aircraft, based on aircraft list price and including estimated amounts for contractual price escalations and pre-delivery deposits, are US$443.9 million in 2012, US$537.1 million in 2013 and US$502.0 million in 2014, US$407.1 million in 2015, US$94.6 million in 2016 and US$6.6 million beyond 2016.  We expect to meet our pre-delivery deposits by using long term loans from private financial institutions guaranteed by first tier financial institutions and capital markets financings such as long term and perpetual bonds.

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

Recent Accounting Pronouncements

As of the date of our consolidated financial statements included elsewhere in this annual report we had adopted all new and revised standards and interpretations except for the following:

IFRIC 13, Customer Loyalty Programs: clarifies the meaning of “fair value” in the context of measurement of award credits in customer loyalty programs, it is relevant and effective to the Company and its subsidiaries had its initial adoption in the year ended December 31, 2011. The application of the clarified guidance does not result in any impact on the financial position and results of operations since the Company already applied the requirements of IFRIC 13 in measuring the fair value of its award credits.

IFRIC 19, Extinction of Financial Liabilities with Equity Instruments: clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the issuance of equity instruments by the entity to an entity creditor to extinguish all or part of a financial liability (debt conversion). This requires that a gain or loss is recognized in income, which is measured as the difference between the carrying amount of financial liability and the fair value of equity instruments issued. If the fair value of financial instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of financial liability extinguished. Applicable as of July 1, 2010.

Ammendment to IFRIC 14, IAS 19, The limit on a defined benefit assets, minimum funding requirements and their interaction: removes unintended consequences arising from the treatment of pre-payments where there is a minimum funding requirement. The results in pre-payment of contributions in certain circumstances are recognized as an asset rather than an expense. This standard did not have any significant impact to the Company, considering its current operations. Applicable as of January 1, 2011.

IAS 32, Financial Instruments: establishes principles for presenting financial instruments as liabilities or net value, and for offsetting between financial assets and financial liabilities. The principles in this Standard complements the principles for recognition and measurement of financial assets and financial liabilities in IAS 39 Financial Instruments: Recognition and Measurement, as well as the principles for disclosure of information about them in IFRS 7 Financial Instruments: disclosures. Applicable as of January 1, 2014.

Amendment to IAS 12, Income Taxes on deferred tax - IAS 12.  "Income taxes”: currently requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. However, for the “investment property” measured at fair value under IAS 40’s existing principle, it may be difficult and subjective to assess whether the recovery will be through use or through sale.  This amendment introduces an exception to the existing principle to measure the deferred tax asset or liability on investment property measured at fair value. The amendment to IAS 12 resulted in the incorporation of SIC 21, “Income Taxes – Recovery of revalued non-depreciable assets”, and will no longer apply to investment properties carried at fair value. The changes also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which was removed. This standard should not have any significant impact to the Company, considering its current operations. Applicable as of July 1, 2011.

Amendments to IFRS 7, Financial Instruments: Transfers of financial assets: promotes transparency in the disclosure of transfer transactions and improve users’ understanding of the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. This standard will affect future disclosure to the extent that any transfer of financial assets. Applicable as of July 1, 2011.

New standards, amendments and interpretations issued in 2011 and applicable in future years:

Amendment to IAS 1, Financial Statement Presentation regarding to other comprehensive income: the main change resulting from this amendment was the requirement for entities to group items presented in other comprehensive income based on the possibility that they can or cannot be potentially reclassified to profit or loss subsequently (reclassification adjustments). The changes do not establish which items must be presented as other comprehensive income. The Company is evaluating the impact of this standard in its disclosure. Applicable as of July 1, 2012.

IFRS 13, Fair value measurement: improves consistency and reduces complexity of the fair value measurement, by providing a more precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements, which are largely aligned between IFRS and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied when its use is already required or permitted by other standards within IFRS or US GAAP. The Company is in the process of assessing whether IFRS 13 will have any impact on on how fair value is determined. The standard is applicable as of January 1, 2013.

 IFRS 12, Disclosures of interests in other entities: includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose participations and other off balance sheet interests. The Company is analyzing the additional disclosure which will be required by IFRS 12. The standard is applicable as of January 1st, 2013.

IFRS 11, Joint arrangements: provides a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: (i) joint operations, which arise when a joint operator has rights to the assets and contractual obligations and as a consequence registers his rights’ portion in assets, liabilities, revenue and expenses; and (ii) joint ventures, which arise when the joint operator has rights to the net assets of the arrangement and registers its investments by the equity equivalence method. Proportional consolidation method will no longer allowed in joint control. This standard is applicable as of January 1, 2013.

 IFRS 10, Consolidated Financial Statements: identifies the concept of control as a major factor in determining whether an entity should or not be included within the consolidated financial statements of the parent company. The standard provides additional guidance to the determination of control. This standard should not have any significant effect on the Company considering its current operations. This standard is applicable as of January 1, 2013.

 IFRS 9, Financial instruments: addresses the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010, and replaces parts of IAS 39 related to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two categories: those measured at fair value and those measured at amortized cost. The determination is done at initial recognition. The basis of classification depends on the entity’s business model and the contractual characteristics of the financial instruments cash flow. As it concerns financial liabilities, the standard maintains most of the requirements established by IAS 39. This standard should not have any significant effect on the Company considering its current operations. This standard is applicable as of January 1, 2013.

Amendment to IAS 19, Employee benefits: the main effects of the amendment are: (i) elimination of corridor approach, (ii) recognition of all actuarial gains and losses in other comprehensive incomes as they occur, (iii) immediate recognition of past service costs as profit and loss, and (iv) the replacement of the participation costs and expected return plan over assets by an amount of net participation, calculated through the application of a discount rate to the asset (liability) of the net defined benefit. This standard should not have any significant effect on the Company considering its current operations. This standard is applicable as of January 1, 2013.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

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

D.      Trend Information

We believe in a recovery in the Brazilian economy, especially in the growth of the Brazilian middle class in the next years.  We are projecting supply growth of not more than 2% in our own and Webjet’s combined route network, and an increase in Brazilian aviation industry demand of between 3.0 and 3.5 times GDP growth for 2012, combined with the continuous expansion of Brazil’s potential market led by the accelerated growth in demand from South America and the Caribbean. We believe that nominal yields in our network should recover as compared to 2011.  This positive macroeconomic and operating scenario, combined with our strategy to continue to grow passenger revenue and develop new sources of ancillary revenues while focusing efforts to reduce CASK Ex-Fuel, should further improve operating margins.

E.      Off-Balance Sheet Arrangements

None of our 99 aircraft recognized as operating lease obligations are reflected on our balance sheet.  At December 31, 2011, we had  45 aircraft recognized as finance leases on our balance sheet.  We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

F.       Tabular Disclosure of Contractual Obligations

Our non-cancelable contractual obligations as of  December 31, 2011 included the following:

	Total	2012	2013	2014	2015	2016	Beyond 2016	No maturity date
	(in millions of reais)
Non-derivative financial instruments
Aircraft and engine operating leases	2,269.5	595.0	517.3	341.5	205.6	157.2	452.9	-
Aircraft finance leases (2)	2,545.4	281.2	292.9	292.8	284.2	276.1	1,118.2	-
Short-term debt(1)	1,390.7	1,390.7	-	-	-	-	-	-
Long-term debt(1)	1,544.5		99.3	85.4	70.0	4.4	949.6	335.8
Total non-derivative financial instruments	7,750.1	2,266.9	909.5	719.7	559.8	437.7	2,520.7	335.8
Derivative financial instruments		-	-	-	-	-	-	-
Fuel derivative	19.2	19.2	-	-	-	-	-	-
Foreign exchange derivative	-	-	-	-	-	-	-	-
Interest rate swaps	96.2	96.2	-	-	-	-	-	-
Total derivative financial instruments	115.4	115.4	-	-	-	-	-	-
Aircraft commitments
Pre-delivery deposits	1,991.4	443.9	537.1	502.0	407.1	94.6	6.6	-
Aircraft purchase commitments	15,780.0	896.1	2,938.8	4,341.9	3,740.1	3,207.6	655.5	-
Total aircraft commitments	17,771.4	1,340.0	3,475.9	4,843.9	4,147.3	3,302.2	662.1	-
TOTAL	25,636.9	3,722.3	4,385.4	5,563.6	4,707.1	3,739.9	3,182.8	335.8

____________

(1) Does not include shor and long term finance leases. (2) Finance leases including interest

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

Board of Directors

Our board of directors is dedicated to providing our overall strategic guidelines and, among other things, is responsible for establishing our general business policies and for electing our executive officers and supervising their management.  Currently, our board of directors is comprised of ten members.  Four of the board members qualify as independent based upon New York Stock Exchange criteria.  The board of directors meets an average of five times per year or whenever requested by the president or three members of our board of directors.

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

Under our by-laws, the members of the board of directors are elected by the holders of our common shares at the annual general meeting of shareholders.  Members of our board of directors serve simultaneous one-year terms and may be re-elected.  The terms of our current directors expire in April 2012.  Our by-laws do not provide for a mandatory retirement age for our directors.

The following table sets forth the name, age and position of each member of our board of directors.  A brief biographical description of each member of our board of directors follows the table.

Name	Age	Position
Alvaro de Souza*	63	Chairman
Henrique Constantino	40	Vice-Chairman
Antonio Kandir*	58	Director
Constantino de Oliveira Junior	43	Director
Joaquim Constantino Neto	47	Director
Luiz Kaufmann*	66	Director
Paulo Kakinoff*	37	Director
Ricardo Constantino	49	Director
Richard F. Lark, Jr	45	Director

_____________

* Denotes an independent director

Alvaro de Souza has been a member of our board of directors since August 2004 and became our chairman of the board in April 2009.  Mr. Souza is an officer of AdS—Gestão, Consultoria e Investimentos Ltda., and chairman of the board of directors of World Wildlife Fund in Brazil (WWF), He is also a member of the board of directors of the following companies and organizations: WWF International Board of Trustees, the Brazilian Biodiversity Fund (FUNBIO), Triangle Bank S.A. (Tribanco), CSU-CardSystem and Santos Soccer Club. He is also member of the audit and fiscal committee of AMBEV.  Mr. Souza is a certified director by IBGC - Brazilian Institute of Corporate Governance. He was Chief Executive Officer of Citibank Brazil from 1991 to 1994 and an Executive Vice-President of Citigroup in New York from 1995 to 2003.  Mr. Souza holds a bachelor’s degree in Economics and Business Administration from Pontifícia Universidade Católica de São Paulo.  Mr. Souza is an independent member of our board of directors under the requirements of the SEC and NYSE listing standards and is a member of our audit committee and human resources and corporate governance committee.

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

Ricardo Constantino has been a member of our board of directors since March 2004.  He has been the chief technical and maintenance officer of the Comporte group since 1994. Mr. Ricardo Constantino Neto is also a member of the board of directors of BRVias S.A. and Providência S.A.

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

Under our by-laws, we must have at least two and at most seven executive officers that are elected by the board of directors for a one-year term.  Any executive officer may be removed by the board of directors before the expiration of his term.  The current term of all our executive officers ends in March, 2013.

The following table sets forth the name, age and position of each of our executive officers.  A brief biographical description of each of our executive officers follows the table.

Name	Age	Position
Constantino de Oliveira Junior	43	President and Chief Executive Officer
Adalberto Cambaúva Bogsan	46	Vice President – Technical
Leonardo Porciúncula Gomes Pereira	53	Vice President – Chief Financial Officer and Investor Relations Officer
Ricardo Khauaja	42	Vice President – Management and Human Resources

Constantino de Oliveira Junior.  See “—Board of Directors.”

Adalberto Cambauva Bogsan has been an officer since October 2010. He joined us in April 2002 and served as the line captain of the Boeing 737-300 aircraft, assistant of head of Operations, head of Operations and Operational Control departments. He is also a well-experienced captain, with more than 13,000 flying hours, Mr. Bogsan is specifically qualified in airline management and holds an MBA from the Fundação Getúlio Vargas (FGV). Mr. Bogsan started his career at the Brazilian airline Rio-Sul from 1988 to 2002, where he served in as captain of several aircraft models, and also served as instructor for 8 years and was captain instructor and flight inspector of Boeing 737-300/500 Next Generation aircraft when he left that airline.

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

For the fiscal year ended December 31, 2011, the aggregate compensation, including cash and benefits-in-kind but excluding stock options, that we paid to the members of our board of directors and executive officers was R$38.6 million.

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

In 2009, we issued 1,142,473 stock options, of which only 652,998 were outstanding on December 31, 2010 after the cancellation of 530,480 stock options due to the departure of their respective holders from the company, the exercise of 175,668 stock options and the complementary grant of 216,673 stock options in 2010 under the 2009 plan.  These stock options were issued at a weighted average exercised price of R$10.52 per share. In 2010, we issued 2,774,640 stock options, of which only 2,593,938 were outstanding on December 31, 2010, after the cancellation of 170,786 stock options due to the departure of their respective holders from the company and the exercise of 9,916 stock options.  These stock options were issued at a weighted average exercised price of R$20.65 per share.  On December 20, 2010, our board of directors approved the granting of 2,722,444 options at the price of R$27.83 per share for the year 2011. In 2011, we issued stock options of up to 49,836  at a weighted average exercise price of R$15.10 per share. For 2012, the stock plan is being reviewed. The total number of options granted in the last three years, excluding the 2,366,605 options cancelled and the 235,420 options exercised, is 4,189,357, or 1.5% of our total shares and 3.1% of the total preferred shares.  The vesting period of the stock options is 5 years for the options granted until 2009 and 3 years for the options granted until 2011, and options can be exercised up to 10 years after the grant date.  The purpose of our stock option plan is to align shareholder and top management interests.

C.      Board Practices

Currently, our board of directors is comprised of nine members.  The terms of our current directors will expire on April 30, 2012.  See “—Board of Directors.”

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

Under the Brazilian corporation law, the fiscal committee may not contain members that (i) are on our board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company, or (iv) are spouses or relatives of any member of our management, up to the third degree.  Our by-laws provide for a non-permanent fiscal committee to be elected only by our shareholders’ request at a general shareholders’ meeting.  The fiscal committee, when elected, will be comprised of a minimum of three and a maximum of five members and an equal number of alternate members.  In 2011, our shareholders did not request the election of a fiscal committee.

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

Financial Policies Committee. Our financial policies committee is responsible for: (i) reviewing and adopting actions for protection of our cash flow, balance sheet, profits and losses against volatility in fuel prices, exchange rates, domestic and international interest rates; (ii) assessing periodically the effectiveness of all the actions contemplated in item (i) and recommending changes, as necessary; (iii) preparing and approving our corporate finance policies, as well as monitoring and reviewing the effectiveness and implementation thereof; (iv) reviewing, from time to time, our investment plan and the financial plan, as well as recommending the necessary transactions to our board of directors; (v) reviewing, from time to time, the impact of our investment plan and of the financing plan on our capital structure and the consequences thereof on our income, as well as recommending the necessary changes to our board of directors; and (vi) setting out parameters with a view to keeping the desired capital structure and liquidity, besides monitoring the application thereof and approving the policies to be adopted in the subsequent quarter. The financial policies committee is comprised of five members, appointed by our board of directors which are our: chief executive officer, financial vice-president (CFO) and three directors, for terms of office of one year, reelection being permitted. The financial policies committee currently consists of , Constantino de Oliveira Júnior, Leonardo Porciúncula Gomes Pereira, Henrique Constantino, Richard Freeman Lark Jr. and Luiz Kaufmann.

Risk Committee. Our risk committee is responsible for: (i) reviewing and approving our risk policies, as well as monitoring and analyzing their implementation; (ii) reviewing, from time to time, the impacts on assets, especially regarding exposure to U.S. dollars and fuel, as well as recommending the necessary transactions to our board of directors; (iii) reviewing, from time to time, our revenues and expenses, focusing on the impact to our income, and recommending necessary actions to our board of directors; and (iv) preparing, approving and evaluating the risk policies used by us in the short- and long-term, and approving the policies to be used and to monitor their implementation. The risk committee is comprised of up to five members, appointed by our board of directors, whether they are directors or not, for terms-of-office of one year, reelection being permitted. The risk committee currently consists of Henrique Constantino, Constantino de Oliveira Júnior, Richard Freeman Lark Jr., Luiz Kaufmann and Leonardo Porciúncula Gomes Pereira.

Human Resources and Corporate Governance Committee.  The human resources and corporate governance committee is responsible for the coordination, implementation and periodic review of best corporate governance practices and for monitoring and keeping our board of directors informed of legislation and market recommendations addressing corporate governance.  It also reviews and recommends to our board of directors human resources policies, forms of compensation, including salary, bonus and stock options, to be paid to our employees, as well as analyzing management’s career and succession plans.  The committee consists of up to six members elected by our board of directors for a one-year term, with the right to re-election, comprising the chairman and the vice-chairman of the board of directors, three members of the board of directors, two outside specialists and the management and human resources officer.  The human resources and corporate governance committee currently consists of Álvaro de Souza and Henrique Constantino, members of our board of directors, Ricardo Khauaja, our management and human resources officer, Betânia Tanure de Barros and Paulo César Aragão.

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

As of December 31, 2011, we had 20,525 active employees. We invest significant resources promoting the well being of our employees.  In 2011, we spent R$ 454.8 million on health and safety matters, training, social contributions, employee meals, transportation and profit sharing.

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

To motivate our employees and align their interests with our results of operations, we provide an annual profit sharing program to all of our employees.  Under Brazilian law, companies may provide profit sharing programs that define mechanisms for distributing a portion of a company’s profits based upon the achievement of pre-defined targets established by the company.  Our annual profit sharing programs are negotiated with a commission formed by our employees and approved by labor unions for the benefit of all of our unionized and non-unionized employees.  For the purposes of our profit sharing program, a portion of profit sharing distributions are based upon the achievement of corporate profit targets and a portion of the distributions are based on the achievement of operational targets set for each of our departments.  We have established a stock option plan for our management and employees vesting over a 3 year period.  As of March 2012, a total of 81 of our management and employees were granted stock options under this plan.

E.      Share Ownership

The members of our board of directors and our executive officers, on an individual basis and as a group, directly own approximately 1.5% of our preferred stock.  See “Item 7A.  Major Shareholdings and Related Party Transactions—Major Shareholders.”  Fundo de Investimento em Participações Volluto is a fund directly controlled by Messrs. Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino, respectively.

For a description of stock options granted to our board of directors and our executive officers, see “—Compensation—Executive Stock Options” and “—Compensation—Stock Option Plan.”

ITEM 7.  Major Shareholders and Related Party Transactions

A.      Major Shareholders

The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of December 31, 2011, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

Each shareholder’s percentage ownership in the following table is based on the 137,032,734 common shares and 133,357,270 preferred shares outstanding as of December 31, 2011.

	Common Shares		Preferred Shares		Total Shares
	Shares	(%)	Shares	(%)	Shares	(%)
Fundo de Investimento em Participações Volluto (1)	137,032,718	100.0%	29,612,824	22.2%	166,645,542	61.6%
Executive officers and directors	16	0.0%	2,006,142	1.5%	2,006,158	0.7%
Treasury shares	–	–	3,724,225	2.8%	3,724,225	1.4%
Delta Air Lines Inc	–	–	8,300,455	6.2%	8,300,455	3.1%
Fidelity Investments	–	–	7,033,500	5.3%	7,033,500	2.6%
Wellington Management Company	–	–	6,722,298	5.1%	6,722,298	2.5%
Free Float	–	–	75,957,826	57.0%	75,957,826	28.1%
Total	137,032,734	100.0%	133,357,270	100.0%	270,390,004	100.0%

_________________

(1) Fundo de Investimento em Participações Volluto (formerly named Fundo de Investimento em Participações Asas)  is controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino. Does not include the 6,825,469 common shares and 1,474,986 preferred shares acquired in the capital increase announced in December, 2011.

According to our internal share record, which contains information regarding the ownership of our shares and the ADSs as filed by the holders of such shares and ADS, there were, at December 31, 2011, 56.3% of our free float was traded in the United States.

During 2011, our executive officers exercised stock options for an aggregate of 49,836 preferred shares.

On December 21, 2011, in order to implement the Delta Investment, our board of directors approved a capital increase of up to R$295.8 million, equivalent to up to 6,825,470 common shares and 6,619,765 preferred shares at a subscription price of R$22.00 per share, with a minimum aggregate subscription amount of R$182.6 million. Our controlling shareholder subscribed for 6,825,469 common shares and 1,474,986 preferred shares, using the funds received from Delta to pay in for those shares. This capital increase is still subject to ratification by our board of director.

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

Transportation, Graphic and Consultancy Agreements with Comporte Participações S.A.

We have exclusive bus transportation agreements with Expresso União Ltda. and Breda Serviços for the transportation of our passengers, their luggage and our employees.  We have operating agreements with Serviços Gráficos Ltda for graphic services.  We also have a contract with related party Vaud Participações S.A. to provide executive administration and management services. We are the tenant of a property located at Rua Tamoios, 246, in São Paulo, SP, owned by an affiliate, Patrimony Administradora de Bens.  The entities mentioned above belong to the same economic group and are all controlled by Comporte Participações S.A.

In 2010 and 2011, we made total payments of R$8.6 million and R$11.1 million, respectively, under these operating agreements.

Commercial Agreement with Unidas Rent a Car

Since May 2009, we have a commercial agreement with Unidas Rent a Car, a Brazilian car rental company, which gives Unidas’ customers a 50% discount on the daily car rental charges when these customers purchase their airline tickets operated by Gol through Gol’s website. As of June 20, 2011, when Gol’s chairman, Álvaro de Souza, left his position as a member of Unidas Rent a Car’s board of directors this contract was no longer considered a related party agreement.

Contracts Account Opening UATP (Universal Air Transportation Plan) to Grant Credit Limit

In September 2011, we signed contracts with Pássaro Azul Taxi Aéreo Ltda. and Viação Piracicabana Ltda. The purpose of these contracts was the opening of UATP (Universal Air Transportation Plan) accounts, where we grant credits of R$20 to Pássaro Azul Taxi Aéreo Ltda. and R$40 to Viação Piracicabana Ltda. for utilization in the UATP system. This system can be utilized to make payments for the contracting of domestic and international airline services with all participating members. We use the UATP system that is operated and maintained by the international airline industry and seek to simplify billing and facilitate the payment of air travel and other related services.

C.      Interests of Experts and Counsel

Not applicable.

ITEM 8.  Financial Information

A.      Consolidated Statements and Other Financial Information

See “Item 3. Key Information—Selected Financial Data” and “Item 18.  Financial Statements.”

Legal Proceedings

In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to our operations, in large part linked to the routine demands related to the rights of consumers.  As of December 31, 2011, we were parties in 23,267 judicial lawsuits and administrative proceedings, including 15,388 civil claims, and 7,879 labor claims.  We believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect on our financial position, results of operations and cash flows.  We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable.

We are party to approximately 14,712 civil proceedings arising from the normal course of our business, which includes flight delays or cancellations and baggage loss or damage, and 676 civil proceedings against Varig S.A. in which plaintiffs claim we would be a successor in interest of Varig S.A. The vast majority of these proceedings involve minor cases relating to customer relations.  As of December 31, 2011, we had established provisions to address these contingencies in the total amount of R$34.1 million.

We are party to approximately 4,259 labor proceedings arising from the normal course of our business, which includes overtime, hazardous work premium, health exposure allowance and differences in salary, and 3,620 labor proceedings against Varig S.A. in which plaintiffs claim we would be a successor in interest of Varig S.A.. At December 31, 2011, we have established provisions to address these contingencies in the total amount of R$41.8 million.

We are subject to 3 labor proceedings related to employees’ claims against Varig S.A. in France. We have established provisions in the amount of R$5.1 million for these proceedings.

In 2001, we commenced proceedings against the Brazilian state revenue service, in which we claim an exemption from the payment of Brazilian value added tax (ICMS) due on imported aircraft, parts and engines.  On May 30, 2007, the Supremo Tribunal Federal (Federal Supreme Court) ruled in our favor in respect of one of these cases.  Various of the proceedings relating to this matter are still pending.  The estimated aggregated amount of the ongoing lawsuits related to the non-levy of ICMS tax on said imports is R$205.1 million as of December 31, 2011,  adjusted for inflation, not including later payment charges. Based on our legal counsel’s opinion and supported by similar lawsuits with favorable decisions to taxpayers by the Superior Court of Justice (STJ) and Supreme Federal Court (STF) in the second quarter of 2007, we understand that the likelihood of loss is remote, and thus did not recognize provisions for these amounts. Although the outcome of these lawsuits and proceedings cannot be anticipated, our  management, based on the opinion of its outside legal counsel, understand that the final decisions on these lawsuits will not have any material adverse impact on our financial position, operating results, and cash flows.

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

We are questioning the applicability of certain provisions regarding the calculation and rates of social contribution taxes (PIS and COFINS) in Brazil. As of December 31, 2011 we had a provision of R$105.2 million for these lawsuits in addition to judicial deposits of R$77.5 million. As of December 31, 2010 these amounts were R$84.0 million and R$66.9 million, respectively.

For further information on our legal proceedings and contingencies, see note 21 to our consolidated financial statements.

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

The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized.  Allocations to the contingency reserve are also subject to approval by the shareholders voting at the general shareholders meeting.  The amounts available for distribution are determined on the basis of our non-consolidated financial statements prepared in accordance with IFRS.

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

The mandatory distribution is based on a percentage of adjusted non-consolidated net income, not lower than 25%, rather than a fixed monetary amount per share.  If the by-laws of a corporation are silent in this regard, the percentage is deemed to be 50%.  Under our by-laws, at least 25% of our adjusted non-consolidated net income for the preceding fiscal year must be distributed as a mandatory annual dividend.  Adjusted net income means the net income after any deductions for the legal reserve and contingency reserves and any reversals of the contingency reserves created in previous fiscal years.  The Brazilian corporation law, however, permits a publicly held company, such as we are, to suspend the mandatory distribution of dividends in any fiscal year in which the board of directors reports to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition.  The suspension is subject to the approval at the shareholders’ meeting and review by members of the fiscal committee.  While the law does not establish the circumstances in which payment of the mandatory dividend would be “inadvisable” based on the company’s financial condition, it is generally agreed that a company need not pay the mandatory dividend if such payment threatens the existence of the company as a going concern or harms its normal course of operations.  In the case of publicly held corporations, the board of directors must file a justification for such suspension with the CVM within five days of the relevant general meeting.  If the mandatory dividend is not paid and funds are available, those funds shall be attributed to a special reserve account.  If not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits.

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

Under current Brazilian legislation, the sum of the amount distributed as interest on shareholders’ equity and as dividends must be at least equal to the mandatory dividend.  For IFRS accounting purposes, although the interest charge must be reflected in the statement of operations to be tax deductible, the charge is reversed before calculating net income in the statutory financial statements and deducted from shareholders’ equity in a manner similar to a dividend.  Any payment of interest in respect of preferred shares (including the ADSs) is subject to Brazilian withholding income tax at the rate of 15%, or 25% in the case of a shareholder domiciled in a Low or Nil Tax Jurisdiction or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficiary of the income derived from transactions carried out and attributable to a non-Brazilian holder (see “Item 10.  Taxation—Material Brazilian Tax Considerations”).  If such payments are accounted for, at their net value, as part of any mandatory dividend, the tax is paid by the company on behalf of its shareholders, upon distribution of the interest.  In case we distribute interest attributed to shareholders’ equity in any year, and that distribution is not accounted for as part of mandatory distribution, Brazilian income tax would be borne by the shareholders.  For IFRS accounting purposes, interest attributable to shareholders’ equity is reflected as a dividend payment.

Under our by-laws, interest attributable to shareholders’ equity may be treated as a dividend for purposes of the mandatory dividend. In 2009 we distributed R$185.8 million to our shareholders, equivalent to a payment of R$0.70 per share or ADS.  In 2010 we declared R$50.9 million to our shareholders, equivalent to a payment of R$0.19 per share or ADS.  In 2011 we did not distribute dividends.

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

B.      Significant Changes

None.

ITEM 9.  The Offer and Listing

A.      Offer and Listing Details

In the United States, our preferred shares trade in the form of ADS.  Since December 2005 each ADS represents one preferred share, issued by Citibank, N.A., as Depositary pursuant to a Deposit Agreement.  On December 13, 2005, we executed a 2:1 ADS split, changing to ratio of one ADS representing two preferred shares to one ADS representing one preferred share, as approved by a meeting of the Board of Directors of the Company on November 8, 2005.  The ADSs commenced trading on the NYSE on June 24, 2004.  As of December 31, 2011, the ADSs represented 33.6% of our preferred shares and 48.2% of our current global public float.

The following table sets forth the reported high and low closing sales prices for the ADSs on the NYSE for the periods indicated.

	US$ per ADS
	Low	High	Average(1)
2009
Annual	2.88	15.59	7.44
2010
Annual	10.62	18.55	16.63
First quarter	12.05	16.48	13.46
Second quarter	10.62	13.65	12.47
Third Quarter	12.10	15.92	13.86
Fourth Quarter	14.69	18.55	16.63
2011
Annual	5.18	16.17	10.67
First quarter	12.52	16.17	14.15
Second quarter	11.34	14.12	12.89
Third Quarter	5.56	13.18	8.27
Fourth Quarter	5.18	8.82	7.45
Last Six Months	5.18	13.18	7.86
October 2011	5.18	8.43	7.08
November 2011	6.59	8.56	7.68
December 2011	6.37	8.82	7.59
January 2012	6.50	7.32	6.93
February 2012	7.03	9.04	8.08
March 2012	6.73	8.51	7.84

________________

Source:  Bloomberg

(1) Calculated as average of closing prices for the period.

Our preferred shares began trading on the São Paulo Stock Exchange on June 24, 2004.  The following table sets forth the reported high and low closing sale prices for our preferred shares on the BM&FBOVESPA, for the periods indicated.

	Reais per Preferred Share
	Low	High	Average(1)
2009
Annual	6.58	27.34	14.13
2010
Annual	19.70	30.40	24.34
First quarter	21.40	27.14	23.64
Second quarter	19.70	23.84	22.15
Third Quarter	21.37	27.00	23.91
Fourth Quarter	24.50	30.40	27.71
2011
Annual	9.12	26.56	17.41
First quarter	20.54	26.56	23.19
Second quarter	17.65	22.1	20.22
Third Quarter	9.12	20.30	13.25
Fourth Quarter	9.67	15.70	13.19
Last Six Months	9.12	20.30	13.22
October 2011	9.67	13.96	12.26
November 2011	12.27	14.61	13.43
December 2011	10.24	13.00	11.83
January 2012	11.93	12.89	12.30
February 2012	12.07	15.19	13.83
March 2012	12.19	15.15	13.95

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

The BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world.  As of December 2011, the aggregate market capitalization of the BM&FBOVESPA was equivalent to R$2.3 trillion and the 10 largest companies listed on the BM&FBOVESPA represented 53.0% of the total market capitalization of all listed companies.  In contrast, as of December 2011, the aggregate market capitalization of the NYSE was US$15.3    trillion.  Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder.  See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the time and price you desire.”

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

Description of Capital Stock

General

The Registrant became the parent company of Gol on March 29, 2004, when all of the common shares, Class A preferred shares and Class B preferred shares of Gol (except for five common shares of Gol that are held by members of Gol’s board of directors for eligibility purposes) were contributed to the Registrant by the shareholders of Gol in exchange for the applicable number of either common shares or preferred shares of the Registrant.  As a result of this reorganization, 41,499,995 common shares of Gol were exchanged for 109,448,497 common shares and 6,751,719 preferred shares of the Registrant, 10,375,000 Class A preferred shares of Gol were exchanged for 29,049,994 preferred shares and six common shares of the Registrant and 8,408,206 Class B preferred shares of Gol were exchanged for 23,542,977 preferred shares of the Registrant.  The reorganization did not affect our operations in any respect.  The aggregate number of our common and preferred shares outstanding was increased to 168,793,243 as the result of a 2.80 -for-one stock split on May 25, 2004 (which includes 224 common shares and 56 preferred shares of the Registrant that were issued in connection with its formation on March 12, 2004).  On June 24, 2004, the Registrant completed its initial public offering through the issuance of 18,750,000 preferred shares in the form of ADSs in the United States and other countries outside Brazil and in the form of preferred shares in Brazil.  On April 28, 2005, the Registrant completed a primary and secondary offering of 16,905,000 preferred shares in the form of ADSs in the United States and other countries outside Brazil and in the form of preferred shares in Brazil.  In addition, during 2005, our executive officers exercised stock options for an aggregate of 703,579 preferred shares.  During 2006, our executive officers exercised stock options for an aggregate of 233,833 preferred shares.  In 2007, we increased our capital and, as a result of 6.1 million shares issued for the VRG acquisition and 11,569 shares issued related to our stock option program.  On March 20, 2009, our board of directors approved a capital stock increase issuing 6,606,366 voting and 19,487,356 preferred shares.  On October 19, 2009, we concluded a global share offering of 19,002,500 common shares and 43,187,500 preferred shares. On May 5, 2010 our board of directors approved a capital increase, in the amount of R$119.0 million, with the issuance of 4,883,756 shares, of which 3,833,076 were common shares and 1,050,680 were preferred shares. During 2010, our executive officers exercised stock options for an aggregate of 173,374 preferred shares. During 2011, our executive officers exercised stock options for an aggregate of 49,836 preferred shares. As of December 31, 2011 our capital structure consisted of 137,032,734 common shares and 133,357,270 preferred shares, each with no par value. We are a stock corporation (sociedade anônima) incorporated under the laws of Brazil.

On December 21, 2011, in order to implement the Delta Investment, our board of directors approved a capital increase of up to R$295.8 million, equivalent to up to 6,825,470 common shares and 6,619,765 preferred shares at a subscription price of R$22.00 per share, with a minimum aggregate subscription amount of R$182.6 million. Our controlling shareholder subscribed for 6,825,469 common shares and 1,474,986 preferred shares, using the funds received from Delta to pay in for those shares. The capital increase is still subjected to approval by our board of directors.

Issued Share Capital

Under our by-laws, our authorized capital as of December 31, 2011 was R$4.0 billion, and can be increased by the issuance of preferred or common shares, after approval by our board of directors.  Our shareholders must approve any capital increase that exceeds our authorized capital.  Under our bylaws and the Brazilian corporation law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their holdings.  See “—Preemptive Rights.”

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

Foreign investors may register their investment under Law No. 4,131 of September 3, 1962, or Law No. 4,131, or Resolution No. 2,689 of January 26, 2000 of the CMN, or Resolution No. 2,689.  Registration under Law No. 4,131 or under Resolution No. 2,689 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution No. 2,689 affords favorable tax treatment to foreign investors who are not resident in a Low or Nil Tax Jurisdiction, which is defined under Brazilian tax laws as a country or location or other jurisdiction that does not impose tax or where the maximum income tax rate is lower than 20%.

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

If the shareholder does not qualify under Resolution 2,689 by registering with the CVM and the Central Bank and appointing a representative and a custodian in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs.  Regardless of qualification under Resolution 2,689, residents in a Low or Nil Tax Jurisdiction are subject to less favorable tax treatment than other foreign investors.  See “—Taxation—Brazilian Tax Considerations.”

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

American Depositary Receipts

Citibank, N.A., as depositary, has executed and delivered the ADRs representing our preferred shares.  Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs.  After our 2:1 ADS ratio change in December 2005, each ADS represents one preferred share (or a right to receive one preferred share) deposited with the principal São Paulo office of Banco Itaú S.A., as custodian for the depositary in Brazil.  Each ADS also represents any other securities, cash or other property which may be held by the depositary.  The depositary’s office at which the ADRs are administered is located at 399 Park Avenue, New York, New York 10043.

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

Reservation Services and Software License Use Agreement between Navitaire Inc. and VRG Linhas Aéreas S.A

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

This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our preferred shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Brazilian and United States federal income tax considerations applicable to any particular holder.  It is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations.  Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and United States federal income tax consequences to it of an investment in our preferred shares or ADSs.  This discussion is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement among us, Citibank, N.A., as depositary, and the registered holders and beneficial owners of our ADSs, and any related documents, will be performed in accordance with its terms.

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

This discussion is based on Brazilian law as currently in effect, which are subject to change, possibly with retroactive effect, and to differing interpretations. Any change in such law may change the consequences described below.  This discussion does not address all Brazilian tax considerations that may be applicable to any particular non-Brazilian holder and, therefore, each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in the preferred shares or ADSs.

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

Low or Nil Taxation Jurisdictions.

Law No. 9,779, dated as of January 1, 1999 states that, except for limited prescribed circumstances, income derived from transactions by a person resident or domiciled in a Low or Nil Tax Jurisdiction will be subject to withholding income tax at the rate of 25%. A Low or Nil Tax Jurisdiction is generally considered to be a country or other jurisdiction which does not impose any income tax or which imposes such tax at a maximum rate lower than 20%. Under certain circumstances, non-transparency rules are also taken into account for determining whether a country or other jurisdiction is a Low or Nil Tax Jurisdiction. In addition, on June 24, 2008, Law No. 11,727 introduced the concept of “privileged tax regime”, considered as such the tax regime that (i) does not tax income or taxes it at a maximum rate lower than 20%; (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or dependency or (b) contingent to the non-exercise of a substantial economic activity in the country or dependency; or (iii) does not tax or that taxes the income generated abroad at a maximum rate lower than 20%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out.  We consider that the best interpretation of Law No. 11,727/08 that the new concept of “privileged tax regime” would be applicable solely for purposes of transfer pricing and thin capitalization rules.  However, due to the recent enactment of this Law, we are unable to ascertain whether or not the privileged tax regime concept will be extended to the concept of Low or Nil Taxation Jurisdiction although the Brazilian tax authorities appear to agree with our position, in view of the provisions of the recently introduced Normative Ruling No. 1,037, dated as of June 4, 2010, which presents two different lists (Low or Nil Tax Jurisdictions – taking into account the non-transparency rules – and privileged tax regimes).

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037 and of any related Brazilian tax law or regulation concerning Low or Nil Tax Jurisdictions or  “privileged tax regimes.”

Other Relevant Brazilian Taxes

There are no Brazilian federal inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non-Brazilian holder. Gift and inheritance taxes, however, may be levied by some states of Brazil on gifts made or inheritances bestowed by the non-Brazilian holder to individuals or entities resident or domiciled within such states in Brazil.  There are non-Brazilian stamp, issue, registration or similar taxes or duties payable by a non-Brazilian holder of preferred shares or ADSs.

Tax on foreign exchange transactions

Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a non-Brazilian holder in the preferred shares and ADSs may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange.  Currently applicable rate for most foreign currency exchange transactions is 0.38%.  Effective as of December 1, 2011, currency exchange transactions carried out for the inflow of funds in Brazil for investment made by a foreign investor (including a non-Brazilian holder, as applicable) are subject to IOF/Exchange at (i) 0% rate in case of variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, as well as in the acquisitions of shares of Brazilian publicly-held companies in public offerings or subscription of shares related to capital contributions, provided that the issuer company has registered its shares for trading in the stock exchange (ii) 0% for the outflow of resources from Brazil related to these type of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market.  Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of ADSs into shares. In any case, the Brazilian Government is permitted to increase at any time the rate to a maximum of 25%, but only in relation to future transactions.

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

Material United States Federal Income Tax Consequences

The following discussion describes the material U.S. federal income tax consequences of purchasing, holding and disposing of our preferred shares or ADSs.  This discussion applies only to beneficial owners of ADSs or preferred shares that are “U.S. Holders,” as defined below.  This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed Treasury Regulations, administrative pronouncements by the U.S. Internal Revenue Service, or IRS, and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law (such as the estate tax, gift tax or the Medicare tax on net investment income) other than income taxation. U.S. Holders should consult their own tax advisors regarding these matters.

This discussion does not purport to address all U.S. federal income tax consequences that may be relevant to a particular U.S. Holder and you are urged to consult your own tax advisor regarding your specific tax situation.  The discussion applies only to U.S. Holders who hold preferred shares or ADSs as “capital assets” (generally, property held for investment) under the Code and does not address the tax consequences that may be relevant to U.S. Holders in special tax situations including, for example:

•         insurance companies;

•         tax-exempt organizations;

•         broker-dealers;

•         traders in securities that elect to mark to market;

•         regulated investment companies;

•         real estate investment trusts;

•         banks or other financial institutions;

•         investors liable for alternative minimum tax;

•         partnerships and other passthru entities;

•         U.S. Holders whose functional currency is not the U.S. dollar;

•         U.S. expatriates;

•         U.S. Holders that hold our preferred shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction; or

•         U.S. Holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power, if any, of our voting stock.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.  Please see the discussion under —Passive foreign investment company rules” below.  Further, this discussion does not address the state, local and foreign tax consequences of holding our preferred shares or ADSs.  You should consult your own tax advisor regarding the U.S. federal, state, local and foreign income and other tax consequences of purchasing, owning and disposing of our preferred shares or ADSs in your particular circumstances.

You are a “U.S. Holder” if you are a beneficial owner of preferred shares or ADSs and , for U.S. federal income tax purposes, you are:

•         an individual who is a citizen or resident of the United States;

•         a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•         an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•         a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust (or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a U.S. person).

If a partnership (or any other entity taxable as a partnership for U.S. federal income tax purposes) holds preferred shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  A partnership that holds our preferred shares or ADSs and partners in such partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of our preferred shares or ADSs.

For U.S. federal income tax purposes, a U.S. Holder of an ADS will generally be treated as the beneficial owner of the preferred shares represented by the ADS.  However, see the discussion below under –”Distribution on preferred shares or ADSs” regarding certain statements made by the U.S. Treasury concerning depository arrangements.

Distributions on preferred shares or ADSs

Cash distributions (including amounts withheld to pay Brazilian withholding taxes and distributions of notional interest payments on shareholders’ equity, but excluding distributions in redemption of the preferred shares treated as exchanges or sales under the Code) made by us to or for the account of a U.S. Holder with respect to preferred shares or ADSs generally will be taxable to such U.S. Holder as ordinary dividend income when such distribution is paid, actually or constructively, out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).  Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such U.S. Holder’s adjusted tax basis in the preferred shares or ADSs.  Any distribution in excess of such U.S. Holder’s adjusted tax basis will be treated as capital gain and will be long-term capital gain if the U.S. Holder held the preferred shares or ADSs for more than one year.  As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

A U.S. Holder will be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of any Brazilian withholding taxes imposed on dividends received on preferred shares or ADSs.  U.S. Holders who do not elect to claim a foreign tax credit with regard to any foreign income taxes paid or accrued during the taxable year may instead claim a deduction in respect of such withholding taxes.  Dividends received with respect to the preferred shares or ADSs will be treated as foreign source income, which may be relevant in calculating such U.S. Holder’s U.S. foreign tax credit limitation.  For purposes of the U.S. foreign tax credit limitation, foreign source income is separated into different “baskets,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income.  Dividends paid with respect to our preferred shares or ADSs should generally constitute “passive category income” for most U.S. Holders.  Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.  The U.S. Treasury has expressed concern that intermediaries in connection with depository arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holding depositary shares.  Accordingly, investors should be aware that the discussion above regarding the ability to credit Brazilian withholding tax on dividends and the availability of the reduced tax rate for dividends received by certain non-corporate holders described below could be affected by actions taken by parties to whom the ADSs are released and the IRS.

Dividends paid by us generally will not be eligible for the dividends received deduction available under the Code to certain U.S. corporate shareholders.  Subject to the above-mentioned concerns by the U.S. Treasury and certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. Holders (including individuals) prior to January 1, 2013 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. Holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC.  Our ADSs are listed on the New York Stock Exchange, and therefore the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or will remain readily tradable.  Subject to the discussion of PFIC rules below, based upon the nature of our current and projected income, assets and activities, we do not believe the preferred shares or the ADSs have been (for our 2011 taxable year), nor do we expect them to be (for our 2012 taxable year), shares of a PFIC for U.S. federal income tax purposes.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares (to the extent not represented by ADSs) will be treated as qualified dividends, because the preferred shares are not themselves listed on a U.S. exchange.  In addition, the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends.  Because such procedures have not yet been issued, we are not certain that we will be able to comply with them.  U.S. Holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

The amount of any cash distribution paid in Brazilian currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the U.S. Holder (in the case of preferred shares held directly by such U.S. Holder), regardless of whether the payment is in fact converted to U.S. dollars at that time.  A U.S. Holder should not recognize any foreign currency gain or loss in respect of such distribution if such Brazilian currency is converted into U.S. dollars on the date received.  If the Brazilian currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Brazilian currency.  Such foreign currency gain or loss, if any, will be U.S.-source ordinary income or loss.

Because our preferred shares will not be treated as “preferred stock” for purposes of Section 305 of the Code, distributions to U.S. Holders of additional shares of our “non-preferred stock” or preemptive rights relating to such “non-preferred stock” with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to U.S. federal income tax.  However, if the holders of ADSs are restricted in their ability to participate in the exercise of preemptive rights, the preemptive rights may give rise to a deemed distribution to holders of the preferred shares under Section 305 of the Code.  Any deemed distribution will be taxable as a dividend to the extent of our earnings and profits as discussed above.

Sale or exchange or other taxable disposition of preferred shares or ADSs

Deposits and withdrawals of preferred shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of preferred shares or ADSs measured by the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the preferred shares or ADSs.  Any gain or loss will be long-term capital gain or loss if the preferred shares or ADSs have been held for more than one year.  Long-term capital gains of certain U.S. Holders (including individuals) are eligible for reduced rates of U.S. federal income taxation.  The deductibility of capital losses is subject to certain limitations under the Code.

If a Brazilian tax is withheld on the sale, exchange or other taxable disposition of a preferred share or ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Brazilian tax.  Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a preferred share or ADS generally will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes.  Consequently, in the case of a sale, exchange or other taxable disposition of a preferred share or ADS that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for an ADS or preferred share, as the case may be, that is not registered pursuant to Resolution No. 2,689, on which a Brazilian capital gains tax is imposed (see above under “— Material Brazilian Tax Considerations — Taxation of Gains”), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources in the appropriate income category.  Alternatively, the U.S. Holder may take a deduction for the Brazilian tax if it does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued during the taxable year.

Passive foreign investment company rules

In general, a foreign corporation is a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds stock in the foreign corporation, at least 75% of its gross income is passive income or at least 50% of the value of its assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income.  In determining whether a foreign corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% interest (by value) is taken into account.  For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of investment assets (subject to various exceptions).  Based upon the nature of our current and projected income, assets and activities, we do not believe the preferred shares or ADSs are, nor do we expect them to be, shares of a PFIC for U.S. federal income tax purposes.  However, the determination of whether the preferred shares or ADSs constitute shares of a PFIC is a factual determination made annually and thus may be subject to change.  Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current or any past or future tax year.

If, contrary to the discussion above, we are treated as a PFIC, a U.S. Holder would be subject to special rules (and may be subject to increased U.S. federal income tax liability and form filing requirements) with respect to (a) any gain realized on the sale, exchange or other disposition of preferred shares or ADSs and (b) any “excess distribution” made by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the preferred shares or ADSs exceed 125% of the average annual distributions the U.S. Holder received on the preferred shares or ADSs during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the preferred shares or ADSs).  Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC.  A U.S. Holder who owns preferred shares or ADSs during any taxable year that we are a PFIC generally must file IRS Form 8621.  U.S. Holders should also be aware that recently enacted legislation may broaden the current IRS Form 8621 filing requirements or impose an additional annual filing requirement for U.S. persons owning shares of a PFIC.  The legislation does not describe what information would be required to be included in either situation, but grants the Secretary of the U.S. Treasury power to make this determination.  U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to our preferred shares or ADSs and the application of the recently enacted legislation to their particular situation.

In general, if we are treated as a PFIC, the rules described above can be avoided by a U.S. Holder that elects to be subject to a mark-to-market regime for stock in a PFIC.  A U.S. Holder may elect mark-to-market treatment for its preferred shares or ADSs, provided the preferred shares or ADSs, for purposes of the PFIC rules, constitute “marketable stock” as defined in U.S. Treasury regulations.  The ADSs will be “marketable stock” for this purpose if they are regularly traded on the New York Stock Exchange, other than in de minimis quantities on at least 15 days during each calendar quarter.  A U.S. Holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the preferred shares or ADSs had been sold at fair market value.  Any gain recognized by the U.S. Holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the value of preferred shares or ADSs as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value.  Any loss on an actual sale of preferred shares or ADSs would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value.  A U.S. Holder’s adjusted tax basis in preferred shares or ADSs would increase or decrease by gain or loss taken into account under the mark-to-market regime.  A mark-to-market election is generally irrevocable.  If we are determined to be a PFIC, a U.S. Holder may be treated as indirectly holding any subsidiary of ours that is itself a PFIC (a lower-tier PFIC) and may be subject to the PFIC rules on indirect distributions or sales of the lower-tier PFIC, even if the U.S. Holder does not receive of the proceeds of such distribution or sales.  In addition, a mark-to-market election with respect to preferred shares or ADSs would not apply to any lower-tier PFIC, and a U.S. Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC.  Consequently, the PFIC rules could apply with respect to income of a lower-tier PFIC, the value of which would already have been taken into account indirectly via mark-to-market adjustments in respect of preferred shares or ADSs.

If we are deemed to be a PFIC for a taxable year, dividends on our ADSs would not be “qualified dividend income” subject to preferential rates of Unites States federal income tax, as described above.  See “— Distributions on preferred shares or ADSs.”

Backup withholding and information reporting

In general, dividends on preferred shares or ADSs, and payments of the proceeds of a sale, exchange or other disposition of preferred shares or ADSs, paid within the United States or through certain U.S.-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding of U.S. federal income tax at a current maximum rate of 28% unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that it is a U.S. person and that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding tax from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.  You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a refund claim with the IRS.

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

Other Brazilian taxes

You should note that any Brazilian IOF/Exchange Tax or IOF/Bonds tax may not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code.  You should consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.

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

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act.  For example, we are not required to prepare and issue quarterly reports.  However, we furnish our shareholders with annual reports containing financial statements audited by our independent auditors and make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year.  We file quarterly financial statements with the Commission within two months of the end of the first three quarters of our fiscal year, and we file annual reports on Form 20-F within the time period required by the Commission, which is currently four months from December 31, the end of our fiscal year.

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

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes to the price of fuel, the real/U.S. dollar exchange rate and interest rates.  The Company purchases jet fuel at prevailing market prices, but seeks to manage market risk through execution of a documented hedging program.  The Company incurs a portion of its costs and operating expenses in U.S. dollars.  The Company has interest rate risk in its floating rate leases and debt obligations.  We have a fleet of 150 aircraft, 99 of which were under operating leases, 45 were under finance leases and 6 were owned by us.  However, fixed rate leases are not considered market sensitive financial instruments and, therefore, are not included in the interest rate sensitivity analysis below.

Aircraft Fuel

Our results of operations are affected by changes in the price of aircraft fuel required to operate our aircraft fleet.  To manage the price risk, we utilize crude oil and heating oil derivative contracts.  All of our derivative instruments must be liquid so as to allow us to make position adjustments and have prices that are widely disclosed.  All existing contracts settle on a monthly basis and we do not purchase or hold derivative instruments for trading purposes.  At December 31, 2011, we had oil derivative contracts outstanding to hedge 34% of our expected fuel consumption in 2012 and the fair value of such contracts was R$9.2 million.  If the aircraft fuel price had increased by 10% in relation to the average 2011, the fuel expense would have increased  R$ 295 million.. If the price had decreased by 10%, the expense would have decreased R$ 295 million. We acquire substantially all of our fuel  from one supplier.

Foreign Currencies

A significant part of our costs and operating expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars.  To manage exchange rate risk, we enter into derivative contracts to protect against a possible depreciation of the real  in relation to the U.S. dollar. At December 31, 2011, we didn’t have outstanding currency derivative contracts. As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% depreciation of the real  against the U.S. dollar would have resulted in an increase in expenses of aircraft and engine maintenance, aircraft operating lease payments and aircraft insurance of R$403 million in 2011. A hypothetical 10% appreciation of the real  against the U.S. dollar would have resulted in a decrease of  R$403 million in such expenses.

Interest Rates

Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate leasing contracts. At December 31, 2011, leases for 7 aircraft had floating-rate rent payments.  A hypothetical 10% increase in international market interest rates in 2011 would have resulted in an increase in our aircraft financial leasing expenses of approximately R$0.1 million. A hypothetical 10% decrease in market interest rates in 2011 would have resulted in a decrease in our aircraft financial leasing expenses of approximately R$0.1 million. These amounts are determined considering the effects of the hypothetical international interest rates on our variable-rate leasing contracts at December 31, 2011.

ITEM 12. Description of Securities other than Equity Securities

A.      American Depositary Shares

In the United States, our preferred shares trade in the form of ADS.  Since December 2005 each ADS represents one preferred share, issued by Citibank, N.A., as Depositary pursuant to a Deposit Agreement.  On December 13, 2005, we executed a 2:1 ADS split, changing to ratio of one ADS representing two preferred shares to one ADS representing one preferred share, as approved by a meeting of the Board of Directors of the Company on November 8, 2005.  The ADSs commenced trading on the NYSE on June 24, 2004.

We do not treat ADR holders as our shareholders and ADR holders have no shareholder rights.  Brazilian law governs shareholder rights.  The depositary is the holder of the preferred shares underlying the ADSs.  Holders of ADRs have ADR holder rights.

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADRs:

Persons depositing preferred shares or ADR holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of preferred shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$0.02 (or less) per ADS (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been preferred shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders
US$0.02 (or less) per ADS per calendar year (to the extent the depositary has not collected a cash distribution fee of $0.02 per ADS during the year)	Depositary services
Registration or transfer fees	Transfer and registration of preferred shares on our preferred share register to or from the name of the depositary or its agent when you deposit or withdraw preferred shares.
Expenses of the depositary in converting foreign currency to U.S. dollars
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or preferred share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	No charges of this type are currently made in the Brazilian market

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

Reimbursement of Fees

Citibank, N.A., as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program.  The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees.  The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of United States federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls.  It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities.  In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility.  There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

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

Reimbursement of Fees Incurred in 2011

From January 1, 2011 until the date of this annual report, the Company did not receive any funds from the depositary for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Management assessed the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2011.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.  Based on this assessment, management believes that, as of December 31, 2011, the Company’s internal control over financial reporting is effective based on those criteria.

Attestation Report of the Independent Registered Public Accounting Firm.  The effectiveness of internal controls over financial reporting as of December 31, 2011 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, the independent registered public accounting firm who also audited the Company’s consolidated financial statements for the year then ended.  Deloitte’s report on the Company’s internal controls over financial reporting is included herein.

Changes in internal control over financial reporting. Except as disclosed in the following paragraph, there was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The material weakness identified by our management and included in the Management Report on Internal Control over Financial Reporting for the year ended December 31, 2010 concerning revenue recognition of ticket sales under interline agreements was remediated in April 2011 and no longer is a material weakness.

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

ITEM 16C.   Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our principal accountants during the fiscal years ended December 31, 2011 and 2010. Deloitte has been our principal accountant during the fiscal years ended December 31, 2011 and 2010.

	2010	2011
	(in reais)
Audit Fees	2,716,313	3,429,104
Audit-Related Fees	603,540	1,094,516
Tax Fees	-	-
All Other Fees	-	-
Total	3,319,853	4,523,620

Audit Fees

Audit fees include the audit of our consolidated annual financial statements and internal controls, the audit of our IFRS financial statements, review of our quarterly reports and required statutory audits and regulatory filings such as the Formulário de Referência.

Audit-Related Fees

Audit-related fees include fees for the preparation and issuance of comfort letters in connection with our senior notes offering, due diligence and attest service related to sustainability.

In 2010 and 2011, audit-related fees for services performed by our principal accountant amounted to R$603,540 and R$1,094,516 respectively.

Tax Fees

There were no tax advisory services provided by our principal accountant in 2010 and 2011.

All Other Fees

There were no other fees.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by Deloitte.  Any services provided by our principal accountant that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement.  Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement.  In 2011 and 2010, none of the fees paid to Deloitte were approved pursuant to the de minimis exception.

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

Fiscal Committee

Under the Brazilian corporation law, the Conselho Fiscal, or fiscal committee, is a corporate body independent of management and external auditors.  The fiscal committee may be either permanent or non-permanent, in which case it is appointed by the shareholders to act during a specific fiscal year.  A fiscal committee is not equivalent to, or comparable with, a U.S. audit committee.  The primary responsibility of the fiscal committee is to review management’s activities and a company’s financial statements, and to report its findings to a company’s shareholders.  The Brazilian corporation law requires fiscal committee members to receive as remuneration at least 10% of the average annual amount paid to a company’s executive officers.  The Brazilian corporation law requires a fiscal committee to be composed of a minimum of three and a maximum of five members and their respective alternates.

Under the Brazilian corporation law, the fiscal committee may not contain members that (i) are on our board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company, or (iv) are spouses or relatives of any member of our management, up to the third degree.  Our by-laws provide for a non-permanent fiscal committee to be elected only by our shareholders’ request at a general shareholders’ meeting.  The fiscal committee, when elected, will be comprised of a minimum of three and a maximum of five members and an equal number of alternate members.  In 2011, our shareholders did not request the election of a fiscal committee.

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
2.1

Form of Amended and Restated Deposit Agreement among the Registrant, Citibank, N.A., as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts, incorporated herein by reference from our Registration Statement on Form F-6, filed August 2, 2011

8.1	*	List of Subsidiaries.
10.1

Agreement, dated as of April 12, 2007, between the Registrant and Petrobras Distribuidora S.A., including Amendments 1 and 2 thereto, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

10.2	*

Amendment 3 to Agreement, dated as of December 8, 2011, between the Registrant and Petrobras Distribuidora S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

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

10.14

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

10.17	*

Amendment No. 21 to Navitaire Hosted Services Agreement dated as of March 1, 2011, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.18

Aircraft Purchase Agreement, dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

10.19

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

10.22

Supplemental Aircraft Purchase Agreement No. 4 dated as of March 24, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

10.23

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

10.27

Supplemental Agreement No. 9 dated March 6, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

10.28

Supplemental Agreement No. 10 dated October 19, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.29

Supplemental Agreement No. 11 dated October 24, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2006, as filed on February 28, 2007.

10.30

Supplemental Agreement No. 12 dated February 8, 2007 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

10.31

Supplemental Agreement No. 13 dated December 17, 2007 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

10.32

Supplemental Agreement No. 14 dated September 20, 2008 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2008, as filed on May 8, 2009.

10.33

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

10.35

Supplemental Agreement No. 17 dated October 28, 2009 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 31, 2010.

10.36

Supplemental Agreement No. 18 dated July 8, 2010 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

10.37

Supplemental Agreement No. 19 dated September 17, 2010 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

10.38

Supplemental Agreement No. 20 dated February 11, 2011 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

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

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:                 /s/ LEONARDO PORCIÚNCULA GOMES PEREIRA
Name:            Leonardo Porciúncula Gomes Pereira
Title:              Executive Vice President, Chief Financial and Investor Relations Officer

Dated:  April 11 , 2012

GOL Linhas Aéreas Inteligentes S.A.
Financial Statements for the Years Ended December 31, 2011and 2010 and Independent Auditor’s Report
Deloitte Touche Tohmatsu Auditores Independentes

GOL LINHAS AÉREAS INTELIGENTES S.A.

Consolidated Financial Statements

December 31, 2011 and 2010

 (In thousands of Brazilian Reais)

Gol Linhas Aéreas Inteligentes S.A.

Consolidated Financial Statements
for the Years Ended December 31,
2011 and 2010 and
Report of Independent Registered Public Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP, Brazil

We have audited the accompanying consolidated statement of financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO, and our report, dated April 9, 2012, expressed an unqualified opinion on the Company’s internal control over financial reporting.

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 9, 2012

Gol Linhas Aéreas
Inteligentes S.A.

Internal Control over Financial Reporting
for the Year Ended December 31, 2011
and Report of Independent Registered
Public Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo, Brazil

We have audited the internal control over financial reporting of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. The Company’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the consolidated statement of financial position of the Company as of December 31, 2011, and related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the year then ended. Our report, dated April 9, 2012, expressed an unqualified opinion on those consolidated financial statements.

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 9, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

Corporate Taxpayer’s ID (CNPJ): 06.164.253/0001-87

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT REPORT

GOL Linhas Aéreas Inteligentes S.A. (GLAI) hereby submits to its shareholders its Management Report and the corresponding Financial Statements, in addition to the independent auditors report for the fiscal years ended December 31, 2011 and 2010, in accordance with International Financial Reporting Standards (IFRS) and accounting practices adopted in Brazil.

Message from Management

2011 was characterized by the strengthening of GOL’s positioning in preparation for the coming years, with specific initiatives to reinforce the following strategic guidelines:

•         Focus on the Client

•         Development of Ancillary Revenues

•         Cost Leadership

•         Disciplined Supply Growth

•         Strategic Partnerships

Even though operating margins were lower than originally planned, the Company implemented certain key decisions to ensure that its business became increasingly solid, both in regard to clients and to initiatives designed to ensure sustainable results in the medium and long term.

FOCUS ON THE CLIENT

Increase in the remote passenger check-in ratio from 15.0%, in December 2010, to 35% in December 2011, by improving the functionality of GOL’s website and expanding the number of kiosks in the country’s main airports. In Webjet, this ratio reached around 81% in December 2011.

Launch of the GOL NO AR (GOL ON AIR) on-board entertainment platform. This free service, which is already available in around 45 aircraft, allows the Company to offer greater comfort to its passengers during flights by providing smartphone, tablet and notebook access to an exclusive interactive media portal created by GOL through partnerships with national media companies. This added comfort does not entail any additional operating costs in regard to installation, as the system makes use of the aircraft’s existing infrastructure. GOL is the first low-cost airline to offer this type of service in Latin America;

Expansion of the on-board food service, giving passengers an extended range of options. The Company currently offers this service on more than 180 daily flights and expects to reach 400 daily flights by the end of June 2012.

Continuous investments to maintain a young and up-to-date fleet, resulting in lower maintenance costs. GOL was the first airline in Latin America to adopt the new Boeing 737NG internal configuration (Sky Interior), aiming to offer its passengers a more modern and comfortable product.

Improved punctuality ratios. Punctuality is one of GOL’s strengths, as it is for Webjet. In 2011, Webjet was the undoubted highlight, recording a punctuality ratio of 91%, the highest in the national industry.

New destinations. In March 2012, GOL requested authorization from ANAC (the Brazilian Civil Aviation Agency) to operate regular flights between Brazil and the United States with a stop-over in Caracas, Venezuela. The new route is aimed at meeting Brazilian and Venezuelan demand. Fares will be competitive fares and the flights will be handled by B737 NG aircraft, thereby maintaining GOL’s standardized fleet.

CONTINUOUS DEVELOPMENT OF ANCILLARY REVENUES

GOLLOG, the Company’s cargo transport unit, increased the number of cities served from 2,200 to 3,400, ensuring greater flexibility for customers. At the beginning of 2012, a new cargo terminal was inaugurated at Guarulhos, which will support the growth of the business in the coming years. GOLLOG’ s share of the Company’s total net revenue increased from around 3.5% in 2010 to 4.0% in 2011, underlining the success of the Company’s efforts on this front;

The Smiles Loyalty Program had 8 million members in 2011 and a decision was taken to turn it into an independently-managed business unit which will both support GOL’s growth and ensure greater operational flexibility. The idea is to maximize the number of partners and increase the program’s attractiveness for a greater number of participants in a market in which the middle class already accounts for more than 50% of the population and whose purchasing power has sustained economic growth outside the traditional vectors.

COST LEADERSHIP

The Company is fully aware that it is experiencing a scenario of new fuel cost and exchange rate levels and adjusting the cost base to this new reality will be crucial in ensuring disciplined and sustainable growth in the years ahead. By maintaining its cost advantage, GOL will be able to offer lower fares and expand in a controlled manner to meet future demand in new markets. In 2011, it introduced measures to reduce its 2012 cost base by around R$500mm and alleviate pressure from fuel costs and the recent increases in airport fees. One example of this was the return of five Boeing 767s  in 2011. In 2012, the Company will benefit from operational synergies with Webjet, acquired in October 2011, the maintenance agreement with Delta Tech Ops and continuous process optimization will be fundamental in this process. It is also worth noting the constant improvements to aviation processes, especially those related to fuel savings, streamlined ground operations and adequacy of the workforce to the new reality of growth.

ACQUISITION OF  WEBJET

On the strategic front, the Company once again demonstrated its belief in Brazil’s potential consumer market by acquiring Webjet, which closed 2011 with 26 aircraft, two of which Boeing 737-800s, having transported around five million passengers during the year. The transaction further strengthened GOL’s position in the country’s leading airports and allowed it to offer its clients a more extensive route network with even more competitive costs. In effect, the Company has merged with an airline that has the same dynamic, low-cost DNA and innovative vocation and which possesses a fleet that fits with GOL’s. Operations currently remain separate, but the two companies have already adopted concrete coordination measures that have had a positive impact on the results of both. Finalization of the transaction is awaiting approval by CADE.

AGREEMENT WITH DELTA

GOL’s strategy calls for the strengthening of alliances with international long-haul airlines, thereby ensuring that more passengers visiting Brazil in the future will use GOL’s services. Such arrangements will also allow the Company to sell international flights to its clients without losing its focus on a standardized fleet flying short and medium-distance routes. In this sense the December 2011 agreement with Delta was an important step forward. This strategic long-term agreement will give GOL’s clients the opportunity of flying to more than 70 countries with a partner airline that also has a strong presence in the Brazil-USA corridor, one of the routes that will record most growth in the next five years. Also as part of this agreement, the Company transferred two Boeing 767-300s to Delta, given that GOL no longer uses this type of aircraft.

DISCIPLINED SUPPLY GROWTH

On the operational front, the main focus among the industry leaders in Brazil and in the world’s other major markets where the airlines are trying to create a sector that is both sustainable for clients and profitable for shareholders, is on controlling supply, with an emphasis on profitable routes. GOL recently announced a supply increase of not more than 2% on its joint domestic route network with Webjet, and its initial target for 2012 is 0%. The Company aims to return as quickly as possible to profitability levels that ensure adequate returns on investments, as happened in the past and more recently in 2009 and 2010.

All these initiatives, and all the others that are aimed at continuous improvement, are supported by a strong balance sheet with high liquidity and virtually no refinancing risk for the next three years. In addition, GOL is still the leader in terms of corporate governance procedures that ensure that important decisions are always discussed by specialized committees whose members are independent of the controlling shareholders.

In this period, GOL prepared for a new cycle of profitability and growth and its medium and long-term vision remains intact. The cost-reduction measures announced in 2011 will facilitate the expansion of its low-cost, low-fare business model in the domestic market. GOL’s DNA will be strengthened and positive results will gradually be resumed, always aligned with the Company's values: safety, focus on the client, sustainability, innovation and profitability.

The Company would like to take this opportunity to thank its clients for their confidence in GOL’s operation all its employees for their unwavering dedication and motivation, attitudes that are making GOL increasingly the best company to fly with, work for and invest in.

Constantino de Oliveira Junior

Chief Executive Officer

ECONOMIC AND SECTOR SCENARIO

2011 was characterized by fierce domestic competition and intense volatility in the global economic scenario. The national aviation industry grew by 16% over the previous year, or around 6.0 times annual GDP growth. There were several major developments in the national aviation industry throughout the year, including the country’s first airport operation concession to a privately-owned company – São Gonçalo do Amarante airport, in Natal, Rio Grande do Norte, was the first Brazilian airport to be privatized. The National Civil Aviation Agency (ANAC) also published the privatization notice for three more strategic airports, which will be auctioned in February 2012: Guarulhos (SP), Viracopos (Campinas – SP) and Brasília. The aim of allowing private enterprise to run the airports is to improve infrastructure in preparation for the major sporting events to be held in Brazil shortly, as well as to resolve existing infrastructure problems due to the substantial increase in passenger traffic.

OPERATING PERFORMANCE

Acquisition of Webjet: The acquisition of Webjet, which is still being analyzed by CADE, was part of the process of consolidating the Company's strategy in 2011, allowing both GOL and Webjet to offer their customers improved services and a more comprehensive route network.

Agreements and Partnerships: At the beginning of 2011, GOL established a long-term MRO (maintenance, repair and overhaul) partnership with Delta TechOps, the maintenance division of Delta Airlines, with the purpose of improving GOL’s low-cost structure and the quality of its state-of-the-art Brazilian maintenance center. The Company also signed a memorandum of understanding regarding a code-share agreement with Aerolíneas Argentinas and initiated a code-share agreement with Qatar Airways. Also in 2011, it began an interline operation with Webjet, allowing the latter to use GOL’s sales channels to sell tickets for its flights.

In December, GOL announced a long-term strategic alliance with Delta Airlines.  This agreement is in line with the Company’s strategy of establishing international partnerships with leading global players that add value to its services through the joint accumulation/redemption of miles in the airlines’ mileage programs, together with the opportunity of offering long-distance flights to GOL’s passengers. The agreement also capitalized GOL, strengthening its balance sheet and making it even better prepared to achieve its goals and explore new markets and sources of revenue. Partnering with  a global player will also result in operational synergies with great potential for reducing operating costs, thereby reinforcing the Company’s low-cost, low-fare DNA. The experience and knowledge of global aviation acquired by Delta in more than 81 years of operations in the world's most developed market, combined with Brazilian commercial aviation's growth potential, provides an opportunity for both companies to increase their return on capital employed in the years ahead.

Fleet: GOL continued with its renewal strategy, closing the year with an operational fleet comprising 123 Boeing 737-800/700 Next Generation and 24 Boeing 737-300 aircraft with an average age of 7 and 18 years, respectively.  This allow the Company to provide its customers with better-quality service, while at the same time improving its financial performance by reducing maintenance costs and fuel consumption. In the second half, it took delivery of its first Sky Interior aircraft, featuring a futuristic design through LED projections and increased passenger comfort. GOL was the first Latin American airline to incorporate this model into its fleet. During the year, the Company returned three B767s that were no longer part of its operational fleet. At year-end, it had 91firm orders, 10 purchase rights and an additional 40 purchase options for Boeing 737 NGs for delivery between 2011 and 2016, out of a total order for 141 Boeing aircraft.

Maintenance Center: GOL maintains an Aircraft Maintenance Center in the Tancredo Neves international airport, in Confins, Minas Gerais, which opened in 2006 and is the largest and most advanced complex of its kind in Latin America. Here the Company undertakes heavy fuselage maintenance, preventive maintenance, aircraft painting and internal aircraft configuration for GOL and VARIG’s combined fleet. The first construction stage began in 2005, when the Center serviced up to 60 aircraft. The conclusion of the second stage, which began in 2008, doubled this capacity to120 aircraft/year and added a new hangar, offices, a storeroom, warehouses and additional support areas, as well as increasing the yard area. Given its size, the Center’s expansion has made a substantial contribution to the development of the Belo Horizonte metropolitan region. One of GOL’s current challenges is to be certified by the FAA (Federal Aviation Administration), which is responsible for regulating civil aviation in the United States, allowing it to provide services to international airlines, thereby generating significant ancillary revenues.

IATA Membership and IOSA Certification: GOL became a member of the International Air Transportation Association (IATA), the global airline industry’s most representative institution, which regulates airline operations with the primary intention of ensuring passenger safety. It is recognized as the global benchmark for evaluating airlines’ operational safety management and control, and as a member, GOL will take part in global discussions on issues regarding the development of the commercial aviation industry. It will also participate in forums and have access to the most up-to-date studies and indicators, as well as enjoying full-member voting rights.  In 2010 the Company obtained IOSA (IATA Operational Safety Audit) certification. This is an extremely important achievement for the Company, given that it underlines its commitment to safety in every procedure and generates reports that are accepted by international companies, in addition to reducing the costs associated with other audits. It also means that the high safety and operational quality standards are reassessed every two years. Our certificate, therefore, is valid until December 2012.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

Given that it was founded at a time when social and environmental issues were a major concern, GOL’s business plan incorporated sustainable development and an operational structure and the Company has since made strategic investments that have generated substantial gains in terms of operating profitability, environmental efficiency and passenger service quality.

In 2011 GOL disclosed its 2010 Annual Sustainability Report based on Global Reporting Initiative (GRI) guidelines, an international standard for reporting economic, social and environmental performance. By adopting these parameters, GOL has added greater transparency and credibility to its accountability with its various stakeholders. The GRI standards also constitute an important step towards managing sustainability within GOL, as their adoption involved representatives of many different areas in the collection and auditing of information and the creation of new procedures for monitoring indicators, as part of a constant learning and improvement process.

Also in 2011 GOL published a report on greenhouse gas emissions based on the most internationally recognized tool for controlling these emissions: the Greenhouse Gas Protocol Initiative, or GHG Protocol.

The Fundação Getulio Vargas, in São Paulo, was responsible for training personnel in the drawing up of the inventory.

The Protocol measures the Company’s GHG emissions on all its operational fronts and uses the resulting data to arrive at the most appropriate means of reducing adverse environmental impacts.  By adopting the GHG Protocol to compile its emissions inventory, GOL is showing the market and society as a whole that it takes the impacts of its activities on the environment very seriously indeed, even though civil aviation as a whole accounts for only 2% of the planet’s total CO2 emissions, according to the UN’s Intergovernmental Panel on Climate Change. The initiative will help mitigate climate change and ensure advanced compliance with the rigid international aviation standards that are certain to be introduced in the near future.

GOL was the first Latin American airline to present an emission control plan for generating an inventory in accordance with DEHST (Deutsches Emissionshandelsregister), a German authority responsible for the implementation of projects and emission-monitoring initiatives within the Kyoto Protocol’s Clean Development Mechanism. As a result, GOL was able to quantify its emissions and develop action plans to reduce them.

One of the 2010 sustainability highlights was the inauguration of the Instituto GOL, a pioneering initiative in the largest maintenance center in Latin America through which the Company expects to become a benchmark for the training of aircraft maintenance personnel.  Created to meet demand for skilled labor in the aviation sector, the Institute is a non-profit association which aims to train and qualify sector professionals,while also contributing to the social and economic development of the Belo Horizonte metropolitan region.

GOL maintains a partnership agreement with GE Aviation’s Fuel and Carbon Services division to create studies and systems designed to reduce fossil fuel consumption and GHG emissions, further underlining the Company’s determination to ensure the sustainable development of its business.

The Company’s fleet is composed of modern aircraft that generate less noise pollution and have already met the CO2 emission reduction targets required by law in 2014. GOL has been implementing ACARS, a system that permits the real-time digital transmission, via satellite, of important flight data between aircraft and GOL’s bases, allowing routes and flight times to be automatically updated.

In January 2010, GOL began equipping its aircraft with sensors for the innovative GPS Landing System, as well as Vertical Situation Display, a sophisticated tool for determining the aircraft’s position in relation to the ground.  The GPS Landing System allows increased landing and takeoff accuracy and safety, reducing fuel consumption and GHG emissions by up to 5% during these flight stages, while the Vertical Situation Display allows pilots to accurately identify information on ground relief and obstacles from the cockpit, in turn allowing them to plan their landing approach with more efficiency.

GOL has developed its own program for the management of aircraft maintenance waste in its operational bases. Apart from being environmentally correct and in line with its environmental responsibility policies, this program gave the Company greater control over the consumption and use of materials. It is also involved in ongoing research programs aimed at developing cleaner technology and ensuring long-term fuel availability.

In its Maintenance Center, GOL follows strict environmental standards: all oil and chemical effluents produced during maintenance procedures are treated before disposal to avoid environmental damage. The Center also has a filter-equipped exhaust system which results in a healthier working environment and reduces atmospheric emissions by 60% due to the retention of particulate matter and volatile organic compounds.

When cleaning inside aircraft, the Company uses industrial towels cleaned by specialized companies to avoid any type of waste. For the outside of the aircraft GOL has adopted a dry-cleaning method since 2003, which reduced water consumption by 90% over previous levels. The volume of water saved per aircraft is enough to cover the daily needs of a family of two adults and two children. The painting hangar has an exhaust and pollution control system, which also reduces particulate material. The new area of the hangar was equipped with cabins for the painting and sanding of aircraft parts and with a filtering system to reduce atmospheric emissions. In addition, a high vacuum system was installed, which captures the dust from aircraft sanding and retains the particulate material in filter bags, preventing any impact on the health of employees and the environment.

Thanks to these efforts and a constant focus on its objectives, GOL was the only Brazilian airline selected to join SAFUG (the Sustainable Aviation Fuel Users Group), an international aviation biofuel research group.

GOL supports important social initiatives aimed at the sustainable development of the business sector and society as a whole, including Campanha Amigos do Mundo (Friends of the World Campaign), Copa Social (Social Cup), Projeto Colaborador Cidadão (Citizen Employee Program), Ashoka, and Educador Nota 10 (Premium Educator), plus a range of cultural and sporting projects. With a focus on raising its employees’ awareness of the importance of sustainable development, exchanging experience, strengthening and developing Brazil’s educational system, building the foundations for future professionals and promoting the spread of culture, the Company creates and supports various social inclusion and development projects in the educational area geared to the pure sciences and children’s health.

REGULATORY MATTERS

Air transportation services are considered to be in the public interest and are therefore subject to extensive regulation and monitoring by the Aeronautical Command of the Ministry of Defense, the Civil Aviation Board (CONAC) and the Brazilian Civil Aviation Authority (ANAC), as well as the Federal Constitution and the Brazilian Aviation Code. The Brazilian air transportation system is controlled by several different authorities. ANAC is responsible for regulating the airlines, the Airspace Control Department (DECEA) for controlling the country’s airspace and INFRAERO for managing the airports. In March 2011, the Department of Civil Aviation (SAC) was established to oversee the Brazilian civil aviation industry. The SAC oversees ANAC and INFRAERO and reports directly to Brazil’s president.

Financial Statements

In order to comply with sections 302 and 404 of the Sarbanes-Oxley Act, the internal control framework governing relevant processes that may pose a risk to the financial statements is evaluated, documented and tested in accordance with the requirements of the Public Companies Audit Oversight Board (PCAOB) using internationally-recognized methods and criteria.

AWARDS

In recognition of its 2011 performance, GOL received several important institutional awards, including: “Best Financial Reporting Practices”, “Most Progress in Financial Reporting Practices”, and “3rd Best Investor Relations Website”, in the 13th edition of the IR Global Rankings (IRGR).  IRGR is one of the most comprehensive ranking systems for investor relations websites, annual reports, corporate governance and financial reporting practices. The Company's management and the Investor Relations area also received the following awards: “Best IR Department”; “2nd and 3rd Best CEO in the Transportation Industry”, elected by sell-side and buy-side analysts, respectively; “2nd Best CFO in the Transportation Industry”, elected by both sell-side and buy-side analysts; and “Best IR Area”, elected by sell-side analysts, all of which by Institutional Investor magazine. GOL was also recognized as the “Best Passenger Airline in 2011” by Transporte Moderno magazine.

EMPLOYEES

The Company could not have achieved everything it has without the dedication of its 20.525 employees (the “Team of Eagles”), who have striven tirelessly and efficiently to achieve this success story by providing our passengers with the best possible service. As a result, the Company believes that high-quality, low-cost services are the key to reaching its goal of generating returns for all those who believed in and contributed to its success.

FINANCIAL PERFORMANCE

Net operating revenue totaled R$7,539.3billion in 2011, 8.0% up on the R$6,979.4billion recorded in 2010, chiefly due to the incorporation of operating revenue amounting to R$280.7mm from 87 days of Webjet's operations (as of October 3, when the Company acquired outright control of Webjet). Other variations included: (i) a 6.9% upturn in passenger revenue due to the 1.5 p.p. increase in the load factor (from 67.1%, in 2010, to 68.8%), combined with a 4.9% decline in yields; (ii) growth of close to 17.7% in cargo revenue due to GOLLOG’s increased national coverage (from 2,000 cities, in 2010, to 3,500), accounting for around 4.1% of the Company’s total net revenue; (iii) a 4.8% increase in revenue arising from Smiles, due to the strengthening of the mileage program throughout the year; (iv) a 30% upturn in revenue from agreements with international partner airlines; and (v) a 35%  increase in revenue from flight cancellations and rebooking due to the upturn in operational volume.

Operating costs totaled R$7,783.8 billion, 23.9% up on the R$6,281.7mm posted in 2010, due to the incorporation of R$289.5mm in operating costs from 87 days of Webjet’s operations, and a series of other variations, including: (i) growth of around 33.8% in fuel expenses, in turn caused by the 19.5% upturn in the average WTI per-barrel oil price; (ii) a 24.6% increase in wages, salaries and benefits, mainly due to the impact of the 8.75% pay rise following the collective bargaining agreement, as well as the 10.6% upturn in the number of hours flown; (iii) higher variable expenses due to the period increase in operational volume (growth of around 6.4% in number of departures); (iv) non-recurring expenses in 2011 from the return of 3 B767 aircraft, flight cancellations (Chilean volcano), contract terminations, systems automation and others; (v) the introduction of ANAC's new fare calculation methodology in March; and (vi) increased depreciation expenses due to the larger number of aircraft under financial leasing in 2011 (45, versus 35 aircrafts in 2010). Operating costs per ASK (CASK) moved up by 13.9%, from 13.67 cents (R$) in 2010 to 15.57 cents (R$) in 2011.

As a result of all the above, the Company reported a net operating loss of R$244.5mm, with a negative operating margin of 3,2%, versus net operating income of R$697.8mm in 2010, with a margin of 10.0%. The Company is projecting the resumption of positive operating margins in 2012.

The net financial result was an expense of R$755.9mm, versus an expense of R$311.3mm in 2010, due to the incorporation of around R$19.4mm in net financial expenses (revenues) from 87 days of Webjet's operations, in addition to other variations, including: (i) the negative impact of exchange rate volatility in 2011, which led to variations in the Company’s foreign-currency- denominated assets and liabilities; (ii) higher interest expenses from the senior bonds issued in July, 2010, and the 4th and 5th debenture issue in September 2010 and June 2011.

As a result of all the above, the Company posted a 2011 net loss of R$751.5mm, versus net income of R$214.2mm in 2010.

Liquidity and Indebtedness: Even in the face of a difficult year, GOL was successful in increasing its liquidity and maintaining a cash balance equivalent to at least 25% of LTM net revenue. As a result, it closed the year with cash position (composed by cash and cash equivalents, short term investments and current and noncurrent restricted cash) of R$2,348.5mm, representing 31.1% of annual net revenue, 10.4% up on the previous quarter and 18.7% more than at the end of 4Q10.  At year-end, total loans and financings came to R$4,991.4mm, 70% of which in foreign currency and the remainder in Reais.

Capex: The Company invested approximately R$685mm in 2011, 53% of which in the prepayment of aircraft as part of the fleet expansion plan. The remainder was allocated to the acquisition of spare parts, the Confins maintenance center, airports and the opening of stores in South America.

Corporate Governance: GOL conducts its business in line with the best corporate governance practices in Brazil and worldwide and is recognized by the market as one of those companies employing exemplary governance standards. Since its IPO in 2004, the Company’s shares have been traded in the Level 2 Corporate Governance segment of the São Paulo Stock Exchange (BOVESPA), GOL complies with the Sarbanes Oxley Act and has introduced several important initiatives to benefit its shareholders, including 100% tag along rights for preferred shareholders, the election of four independent Board members, and the constitution of a series of Board committees in which these independent members play an active role, one of whom as Chairman.

CAPITAL MARKET

At the end of 2011, the Company’s capital stock was composed of 270.4 million common and preferred shares. The preferred shares have been traded on the São Paulo (GOLL4) and the New York (GOL) Stock Exchanges since 2004. The free float comprises 36.3% of the total shares and 73.5% of the preferred shares. GOL is one of the most liquid companies in Brazil and is included in the Ibovespa (Bovespa Index), ITAG (Special Tag Along Stock Index), MSCI and IBRX 50 (Brazil Index 50). Daily traded volume averaged R$30mm in 2011 on the BM&F Bovespa alone. GOL’s shares closed 2011 at R$12.44 per share, 50.4% down on the R$25.10 reported at the end of 2010.

RELATIONS WITH THE INDEPENDENT AUDITORS

The Company's policy when contracting the independent auditors for services which are unrelated to the external audit is grounded in principles that preserve their independence. In accordance with internationally-accepted standards, these precepts are:  (a) the auditors shall not audit their own work; (b) the auditors shall not occupy a managerial position in their client’s company; and (c) the auditors shall not legally represent the interests of their clients.

In accordance with Item III, article 2 of CVM Instruction 381/03, the Company and its subsidiaries always consult their Audit Committee before contracting professional services other than those related to the external audit, in order to ensure that the provision of these services will not affect the independence and objectivity necessary for the performance of independent audit services. The auditors are also required to provide formal declarations attesting to their independence when providing services not related to the audit.

COMMITMENT CLAUSE – ADHERENCE TO THE ARBITRATION CHAMBER

The “Commitment Clause” refers to the arbitration clause, through which the Company, its shareholders, Board of Directors, Executive Board and Fiscal Council, as well as the Bovespa, undertake to resolve, by means of arbitration, any and all disputes or controversies that may arise between them related to or arising from, especially, the application, validity, effectiveness, interpretation, violation, and their effects, of the provisions of Brazilian Corporate Law, the Company’s Bylaws, the regulations of the National Monetary Council, the Brazilian Central Bank and the Brazilian Securities and Exchange Commission, and all other regulations governing the functioning of the securities market in general, as well as those in the Bovespa Listing Rules, the Arbitration Rules and the Level 2 Listing Rules.

2012 OUTLOOK

Based on demand growth trends in recent years and the financial market’s GDP forecast for 2012, together with the continuing expansion of Brazil's potential market due to the rapid growth of the country’s emerging middle class, accompanied by the equally rapid expansion of tourism in South America and the Caribbean, the Company estimates aviation industry demand growth of between 2.5 and 3.0 times GDP growth (i.e. around 10.0%).  The Company also aims to increase its domestic seat supply by between 0% and 2% on its own and Webjet’s route network, accompanied by a load factor between 71 and 75%. GOL expects the domestic industry to adopt a more rational approach to adding seat supply in 2012, and, accordingly, resulting in a recovery yield scenario when compared to 2010. The Company estimates an operating margin (EBIT) of between 4% and 7%.

ACKNOWLEDGMENTS

We would like to thank our employees, clients, suppliers, partners and travel agents, as well as those authorities related to our operations, the representatives of the Brazilian Civil Aviation Authority (ANAC), INFRAERO, the Airspace Control Department (DECEA) and the Ministry of Tourism for their dedication to the development of the Brazilian aviation industry.

INDEPENDENT AUDITOR’S REPORT

To the Shareholders, Directors and Management of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2011 AND 2010

(In thousands of Brazilian Reais – R$)

	Note	12/31/2011	12/31/2010
ASSETS
Current assets
Cash and cash equivalents	3	1,230,287	1,955,858
Short-term investments	5	1,009,068	22,606
Restricted cash	4	8,554	-
Trade receivables	6	354,134	303,054
Inventories	7	151,023	170,990
Recoverable taxes	8	212,998	88,143
Prepaid expenses	9	93,797	116,182
Deposits	10	35,082	-
Other receivables		43,360	48,019
		3,138,303	2,704,852

Non-current assets
Deposits	10	595,517	715,377
Restricted cash	4	100,541	34,500
Prepaid expenses	9	44,964	54,201
Deferred taxes	8	1,086,990	817,545
Other receivables		14,399	9,227
Related parties transactions	11	-	-
Property, plant and equipment	14	3,890,470	3,460,968
Intangible assets	15	1,783,957	1,267,177
		7,516,838	6,358,995

Total assets		10,655,141	9,063,847

The accompanying notes are an integral part of these financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2011 AND 2010

 (In thousands of Brazilian reais – R$)

LIABILITIES	Note	12/31/2011	12/31/2010
Current liabilities
Short term debt	16	1,552,440	346,008
Trade payables		414,563	215,792
Salaries, wages and benefits		250,030	205,993
Tax obligations	20	76,736	58,197
Tax and landing fees		190,029	85,140
Advance ticket sales	17	744,743	517,006
Dividends payable	22	584	51,450
Mileage program	18	71,935	55,329
Advances from customers	19	30,252	24,581
Provisions	21	75,568	55,967
Liabilities from derivative transactions	26	115,432	1,646
Other payables		73,353	71,884
		3,595,665	1,688,993

Non-current liabilities
Long term debt	16	3,439,008	3,395,080
Deferred taxes	8	763,706	642,185
Provisions	21	231,182	88,911
Mileage program	18	214,779	152,327
Advances from customers	19	-	33,262
Tax obligations	20	112,935	99,715
Payables to related companies	11	-	-
Other payables		91,955	34,205
		4,853,565	4,445,685

Shareholders' equity	22
Issued Capital		2,316,500	2,315,655
Advance for future capital increase		182,610	-
Capital reserves		60,263	60,263
Share issuance costs		(145,279)	(132,522)
Earnings reserve		-	642,860
Share-based payment		68,602	43,727
Treasury shares	16	(51,377)	(11,887)
Other comprehensive income		(79,268)	11,073
Accumulated losses		(146,140)	-
		2,205,911	2,929,169
Total liabilities and shareholders' equity		10,655,141	9,063,847

The accompanying notes are an integral part of these financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

INCOME STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(In thousands of Brazilian reais – R$, except basic / diluted loss per share)

		Consolidated
	Note
		12/31/2011	12/31/2010	12/31/2009
Operating revenues
Passenger		6,713,029	6,277,657	5,306,530
Cargo and other		826,279	701,790	718,852
	23	7,539,308	6,979,447	6,025,382

Operating expenses
Salaries		(1,560,436)	(1,252,402)	(1,100,953)
Aircraft fuel		(3,060,665)	(2,287,410)	(1,813,104)
Aircraft rent		(505,058)	(555,662)	(650,683)
Aircraft insurance		(31,921)	(47.757)	(56.324)
Sales and marketing		(402,568)	(367,757)	(364,551)
Landing fees		(395,249)	(331,882)	(312,637)
Aircraft and traffic servicing		(484,642)	(430,521)	(381,721)
Maintenance materials and repairs		(434,181)	(422,950)	(417,212)
Depreciation and amortization		(395,807)	(281,604)	(142,853)
Other operating expenses		(601,713)	(303.707)	(372.052)
Gain on bargain purchase		88,428	-	-
Total operating expenses		(7,783,812)	(6,281,652)	(5,612,090)

Income (loss) from operations before financial income (expenses)		(244,504)	697,795	413,292

Finance result
Financial income	24	477,524	183,907	191.551
Financial expenses	24	(834,541)	(541,755)	(556.947)
Exchange rate changes, net	24	(398,897)	46,549	708.240
		(755,914)	(311,299)	342.844

Income (loss) before income tax and social contribution		(1,000,418)	386,496	756,136

Current		(5,791)	(53,855)	(609)
Deferred		254,671	(118,444)	135,305
	8	248,880	(172,299)	134,696
Net (loss) income		(751,538)	214,197	890,832

Weighted average number of outstanding shares in relation to basic earnings (loss) per share (in thousands)	13	270,376	268,564	227,472

Basic earnings (loss) per share	13	(2.780)	0.798	3.916
Diluted earnings (loss) per share	13	(2.780)	0.796	3.914

The accompanying notes are an integral part of these financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENT OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(In thousands of Brazilian reais – R$, except basic / diluted loss per share)

	Consolidated
	12/31/11	12/31/10	12/31/09

Income for the year	(751,538)	214,197	890,832

Other comprehensive income (loss)
Available for sale financial assets	362	(2,497)	4,137
Cash flow hedges	(136,992)	18,035	19,779
Income tax	46,289	(5,283)	(6,725)
	(90,341)	10,255	17,191

Total comprehensive income for the year	(841,879)	224,452	908,023

Transactions shown in comprehensive income for the years ended on December 31, 2011, 2010 and 2009 are provided below:

	Consolidated
	Financial assets available for sale	Cash flow hedges	Income tax	Total comprehensive income (loss)
Balance on December 31, 2008	4,001	(30,869)	10,495	(16,373)
Realized losses (gains) from financial instruments transferred to the income	7	98,576	-	98,583
Fair value variation	(1,873)	(69,702)	(9,817)	(81,392)
Balance on December 31, 2009	2,135	(1,995)	678	818
Realized losses (gains) from financial instruments transferred to the income	(2,497)	20,571	(6,994)	11,080
Fair value variation	-	(2,536)	1,711	(825)
Balance on December 31, 2010	(362)	16,040	(4,605)	11,073
Realized losses (gains) from financial instruments transferred to the income	362	19,107	(6,496)	12,973
Fair value variation	-	(156,099)	52,785	(103,314)
Balance on December 31, 2011	-	(120,952)	41,684	(79,268)

The accompanying notes are an integral part of these financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS´ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(In thousands of Brazilian reais – R$)

				Capital reserve			Earnings reserves				Valuation adjustments to equity
		Capital	Advance for future capital increase	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Share issuance costs	Legal reserve	Reinvestment reserve	Share-based compensation	Treasury shares	Available-for-sale assets	Unrealized hedge profit (loss)	Accumulated losses	Total
Balances as of January 1st , 2009		1,363,946	-	60,369	29,187	(113,328)	80,865	837,700	14,444	(41,180)	(2,002)	(14,371)	(1,144,022)	1,071,608
Total of other comprehensive income		-	-	-	-	-	-	-	-	-	4,137	13,054	-	17,191
Capital increase		830,848	-	-	-	-	-	-	-	-	-	-	-	830,848
Share issuance costs		-	-	-	-	(19,194)	-	-	-	-	-	-	-	(19,194)
Cancelled treasuary shares		-	-	(29,293)	-	-	-	-	-	29,293	-	-	-	-
Recognition of earnings reserve to absorb accumulated losses		-	-	-	-	-	(80,865)	(837,700)	-	-	-	-	918,565	-
Net income for the year		-	-	-	-	-	-	-	-	-	-	-	890,832	890,832
Recognition of legal reserve		-	-	-	-	-	39,123	-	-	-	-	-	(39,123)	-
Dividends payable		-	-	-	-	-	-	-	-	-	-	-	(185,839)	(185,839)
Allocation of net income		-	-	-	-	-	-	557,504	-	-	-	-	(557,504)	-
Share-based payments		-	-	-	-	-	-	-	4,540	-	-	-	-	4,540
Balances as of December 31, 2009		2,194,794	-	31,076	29,187	(132,522)	39,123	557,504	18,984	(11,887)	2,135	(1,317)	(117,091)	2,609,986
Net income		-	-	-	-	-	-	-	-	-	-	-	214,197	214,197
Recognition of legal reserve		-	-	-	-	-	10,710	-	-	-	-	-	(10,710)	-
Proposed mandatory minimum dividends		-	-	-	-	-	-	-	-	-	-	-	(50,873)	(50,873)
Allocation of net income		-	-	-	-	-	-	35,523	-	-	-	-	(35,523)	-
Other comprehensive income (loss)		-	-	-	-	-	-	-	-	-	(1,648)	11,903	-	10,255
Capital increase		120,861	-	-	-	-	-	-	-	-	-	-	-	120,861
Share-based payments		-	-	-	-	-	-	-	24,743	-	-	-	-	24,743
Balances as of December 31, 2010		2,315,655	-	31,076	29,187	(132,522)	49,833	593,027	43,727	(11,887)	487	10,586	-	2,929,169
Error adjustment, net of taxes - note 2.3		-	-	-	-	-	-	-	-	-	-	-	(37,462)	(37,462)
Restated balance as of January 1st , 2011		2,315,655	-	31,076	29,187	(132,522)	49,833	593,027	43,727	(11,887)	487	10,586	(37,462)	2,891,707
Other comprehensive income (loss), net		-	-	-	-	-	-	-	-	-	(487)	(89,854)	-	(90,341)
Net income (loss)		-	-	-	-	-	-	-	-	-	-	-	(751,538)	(751,538)
Recognition of earnings reserve and legal reserve to absorb accumulated losses	22	-	-	-	-	-	(49,833)	(593,027)	-	-	-	-	642,860	-
Capital increase through the exercise of stock options	22	845	-	-	-	-	-	-	-	-	-	-	-	845
Advance for future capital increase	22	-	182,610	-	-	-	-	-	-	-	-	-	-	182,610
Share issuance costs	22	-	-	-	-	(12,757)	-	-	-	-	-	-	-	(12,757)
Share-based payments	22	-	-	-	-	-	-	-	24,875	-	-	-	-	24,875
Share buyback	16	-	-	-	-	-	-	-	-	(39,490)	-	-	-	(39,490)
Balances as of December 31, 2011		2,316,500	182,610	31,076	29,187	(145,279)	-	-	68,602	(51,377)	-	(79,268)	(146,140)	2,205,911

The accompanying notes are an  integral part of these financial statements

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(In thousands of Brazilian reais – R$)

	Consolidated

	12/31/2011	12/31/2010	12/31/2009
Net income (loss)	(751,538)	214,197	890,832
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	395,807	281,604	142,853
Allowance for doubtful accounts	23,483	7,728	7,701
Provision for contingencies	6,218	18,842	13,000
Provision for (reversal of provision for) onerous contracts	15,393	(445)	2,080
Provision for inventory obsolescence	1,196	8,402	4,327
Deferred taxes	(254,671)	118,444	(135,305)
Share-based compensation	24,875	24,743	4,540
Exchange rate changes and inflation adjustments, net	400,095	(46,549)	(708,240)
Interest on loans	414,430	297,256	275,466
Unrealized hedge income (loss), net of taxes	19,469	117,022	80,332
Provision for aircraft return	96,136	108,106	13,113
Other provisions	(30,460)	-	-
Mileage program	79,057	(106,299)	(38,714)
Write-off of property, plant and equipment and intangible assets	10,173	3,037	(8,832)
Impairment	23,353	-	-
Gain on bargain purchase	(88,428)	-	-
Changes in operating assets and liabilities:
Trade accounts receivable	84,840	208,526	(182,082)
Short-term investments used for trading	(1,011,534)	-	-
Inventories	22,406	(41,433)	45,878
Deposits	144,456	78,369	(124,196)
Prepaid expenses and recoverable taxes	(12,406)	64,950	25,444
Other receivables	16,831	9,865	47,771
Trade accounts payable	131,971	(146,590)	78,663
Advanced ticket sales	125,112	(44,341)	(11,226)
Liabilities from derivative transactions	(42,314)	-	-
Advances from customers	(27,591)	(162,150)	190,146
Payroll	22,254	(27,168)	86,357
Tax and landing fees	58,600	8,809	(20,879)
Taxes payable	6,653	16,549	65,249
Provisions	(95,413)	(124,722)	(127,191)
Other payables	22,841	(4,650)	(13,250)
Cash provided by operating activities	(168,706)	882,102	603,837
Interest paid	(428,023)	(123,019)	(115,422)
Income tax paid	(5,791)	(35,186)	(31,156)
Net cash provided by (used in) operating activities	(602,520)	723,897	457,259
Investing activities
Acquisition of subsidiary, net of cash	(33,885)	-	-
Short-term investments	-	17,938	205,140
Restricted cash	(74,594)	(8,416)	(37,812)
Payment of property, plant and equipment	(279,826)	(230,469)	(130,475)
Intangible assets	(80,863)	(58,512)	(31,431)
Net cash used in investing activities	(469,168)	(279,459)	5,422
Financing activities
Short and long term debt collection	628,187	638,638	-
Short, long term debt and lease payments	(391,054)	(433,760)	(42,416)
Dividends paid	(50,866)	(185,839)	-
Due from related parties	-	-	-
Capital increase	845	120,861	811,654
Advance for future capital increase	182,610	-	-
Share issuance costs	(15,175)	-	-
Net cash provided by financing activities	354,547	139,900	769,238
Exchange rate changes in cash and cash equivalents of foreign subsidiaries	(8,430)	(10,888)	(18,841)
Increase (decrease) in cash, net	(725,571)	573,450	1,213,078
Cash and cash equivalents at the beginning of period	1,955,858	1,382,408	169,330
Cash and cash equivalents at the end of period	1,230,287	1,955,858	1,382,408

The accompanying notes are an  integral part of these financial statements

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

1.    General Information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company incorporated in accordance with Brazilian Corporate Laws, organized on March 12, 2004. The Company is engaged in, exercising shareholding control of its wholly-owned subsidiary VRG Linhas Aéreas S.A. (“VRG”), and through its subsidiaries or affiliates, essentially exploring: (i) regular and non-regular air transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; (ii) additional passenger air chartering services .

GLAI is the direct parent company of the subsidiaries GAC Inc (“GAC”), Gol Finance (“Finance”), and indirect parent company of subsidiary SKY Finance and SKY Finance II (“SKY II”) and Webjet Linhas Aereas S.A. ("Webjet").

GAC was established on March 23, 2006, according to the laws of the Cayman Islands, and its activities are related to the aircraft acquisition for its single shareholder GLAI, which provides financial support for its operating activities and settlement of obligations. GAC is the parent company of SKY Finance and SKY II, established on August 28, 2007 and November 30, 2009, respectively, both located in the Cayman Islands, whose activities are related to obtaining funds to finance aircraft acquisition. The activities of SKY Finance were closed in 2010, after the liquidation of all funds raised by companies, considering that they were organized with the specific objective of obtaining such funds.

Finance was established on March 16, 2006, according to the laws the Cayman Islands, and it is engaged in raising funds for aircraft acquisition.

On April 9, 2007, the Company acquired VRG, a low-cost and low-fare airline company, which operates domestic and international flights using GOL and VARIG brands, and provides regular and non-regular air transportation services from/to the main destinations in Brazil, South America and the Caribbean.

On February 28, 2011, the subsidiary VRG constituted a Participation Account company engaged in developing and operating on-board sales of food and beverages in domestic flights. VRG controls 50% of this company, which started to operate in September, 2011.

On October 3, 2011, VRG subsidiary acquired the entire share capital of Webjet Linhas Aereas SA ("Webjet"), a low-cost and low-fare airline headquartered in the city of Rio de Janeiro, which provides scheduled passenger air chartering services in Brazil, for transaction´s details see Note 12 –Business Combination..

On October 27, 2011, CADE, VRG and Webjet entered into a Transaction Reversibility Preservation Agreement ("APRO"), concerning the acquisition of 100% (one hundred percent) of the capital of Webjet, whereby the reversibility of the transaction and preservation of assets is assured until a final decision is handed down by the governmental agency. The agreement ensures the independence in the management of both companies, including with respect to the Company’s frequent flyer program ("Smiles").Without reducing Webjet’s capacity, the agreement provides for the sharing of flights between the companies with the aim of optimizing the route network and offer more options to flyers.

The Company’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (BOVESPA). The Company has entered into an Agreement for Adoption of Level 2 Differentiated Corporate Governance Practices with BOVESPA, and is included in the Special Corporate Governance Stock Index (IGC) and the Special Tag Along Stock Index  (ITAG), which were created to identify companies committed to adopt  differentiated corporate governance practices.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

2.    Basis of preparation and summary of significant accounting policies

The Company’s consolidated financial statements for the year ended December 31, 2011 were authorized for issue by the Board of Directors on March 26, 2012. The registered office is located at Rua Tamoios, 246, Jd. Aeroporto, São Paulo, Brazil.

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

The summary of significant accounting policies adopted by the Company and its subsidiaries are as follows:

a)    Basis of consolidation

The consolidated financial statements comprise the accounts of GLAI and its direct and indirect subsidiaries presented below:

	Location	Type of control	% of capital stock
			2011	2010
VRG	Brazil	Direct	100%	100%
GAC Inc.	Cayman Islands	Direct	100%	100%
Gol Finance	Cayman Islands	Direct	100%	100%
Webjet	Brazil	Indirect	100%	-
SKY Finance II	Cayman Islands	Indirect	100%	100%

The accounting policies were applied consistently in all the consolidated entities and are consistent with those used in previous years. All the transactions, balances, incomes and expenses between the entities are full eliminated in the consolidated financial statements.

The investments that its subsidiary VRG has in its off-shore subsidiaries (South America, Europe and U.S.) are fully eliminated.

b)    Cash and cash equivalents

Consists primarily of cash balances classified the bank deposits and short term investments that are measured at fair value through profit and loss. The short term investments have maturities of three months or less (or with no fixed time for redemption) with immediate liquidity, and are subject to an insignificant risk of changes in value.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

c)    Restricted cash

Consist of investments measured at fair value through profit and loss, deposited in guarantees linked to securities, and short and long term debt.

d)    Financial assets and financial liabilities

The non-derivative financial instruments include short-term investments, debt and equity instruments, trade accounts receivable, other receivables, short and long term debt, other payables and debts. Financial instruments are initially measured at fair value plus or minus costs directly attributable to their acquisition or issuance, except for financial instruments at fair value through profit or loss, whose costs are directly recorded in income or loss. After initial recognition, non-derivative financial instruments are measured at each balance sheet date, based on their classification, which is defined upon initial recognition considering the intent for which they were acquired or issued, as described below:

i.     Financial assets measured at fair value through profit or loss: include financial assets held for trading (i.e., acquired primarily for the purpose of sale in the short term), or those designated at fair value through profit or loss. Interest, inflation adjustment, foreign exchange changes and changes arising from the adjustment to fair value are recognized in profit or loss under financial income or financial expenses, when earned or incurred. The Company has short-term investments classified as cash equivalents under this category.

ii.   Held-to-maturity financial assets: non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intention and ability to hold to maturity. These are measured at amortized cost after initial recognition under the effective interest method, less possible impairment losses, when applicable, and changes are recognized in profit or loss, as financial income or financial expenses, when earned or incurred. The Company does not have financial assets classified under this category.

iii.  Loans and receivables: include non-derivative financial assets with fixed or determinable payments that are not quoted in an active market which are measured at amortized cost after initial recognition under the effective interest method. Interest, inflation adjustment, foreign exchange changes, less impairment losses, when applicable, are recognized in profit or loss under financial income or financial expenses, when earned or incurred. The Company has mainly bank deposits and trade accounts receivable classified under this category.

iv. Available for sale: include non-derivative financial assets not classified under the categories above, measure at fair value. After initial recognition, available-for-sale securities are measured at fair value, and the respective gains and losses are recognized in “Other Comprehensive Income” in shareholders' equity until the investment is sold, and any gains and losses previously accumulated are reclassified to profit or loss. “Short-term Investments” are comprised by assets available for sale related to foreign deposits (time deposits). These assets have a maturity period of more than 90 days after the investment date and their amounts are subject to significant changes. The Company does not make speculative investments.

The principal financial assets recognized by the Company are cash and cash equivalents, short-term investments, and accounts receivable.

Financial liabilities are classified under the categories below based on the nature of the financial instruments contracted or issued:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

i. Financial liabilities at fair value through profit or loss: include financial liabilities that are regularly traded before maturity and liabilities at fair value through profit or loss on initial recognition, except those designated as hedge instruments. They are remarked to fair value at every balance sheet date. Interest, inflation adjustment, foreign exchange changes and changes arising from measurement at fair value, when applicable, are recognized in profit or loss when incurred. The Company classifies under this category derivatives not designated as an effective hedge instrument.

ii. Financial liabilities not measured at fair value: non-derivative financial liabilities that are not regularly traded before maturity. After initial recognition, they are remeasured at amortized cost using the effective interest method. Interest, inflation adjustment and foreign exchange changes, if applicable, are recognized in profit or loss when incurred. The Company recognized under this category current and noncurrent short and long term debt (comprising finance leases) and trade accounts payable.

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

g) Lease accounting

In accordance with the IAS 17 "Leases", leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee, or meet the following conditions:

(i) the lease transfers ownership of the asset to the lessee at the end of the lease term;

(ii) the lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable such that, at the inception of the lease, is reasonably certain that the option will be exercised;

(iii) the lease term is the most part of the economic asset life, even if the title is not transferred;

(iv) at the beginning of the lease, the present value of minimum lease payments represents at least substantially all the fair value of the leased asset, and

(v) the leased assets are of such a specialized nature such that only the lessee can use them without major modifications.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

The amounts payable arising from finance lease installments are recognized and allocated between financial expenses and repayment of finance lease so as to achieve a stable interest rate.

The difference between the present value and the total amount of falling due installments is charged to profit or loss as financial expenses. The corresponding obligation to the lessor is accounted for as short and long term debt. The aircraft held under finance leases, which have a purchase option at the end of the contract, are depreciated on a straight-line basis over the useful life at rates calculated to write down the cost to the estimated residual value of 20% based on market price valuations. All other aircraft recorded on property, plant and equipment, when there is no reasonable certainty that the Company will obtain ownership of the property at the end of the contractual term, are depreciated over the shorter of the useful life of the assets and the lease term.

The other leases are classified as operating lease and are recognized as an expense in the income statement on straight-line basis over the term of the lease contract.

Gains or losses related to sale-leaseback transactions classified as an operating lease after the sale, are accounted for as follows:

•           They are immediately recognized as other (expense) income when it is clear that the transaction is established at fair value;

•           If the sale price is below fair value, any profit or loss is immediately recognized as other (expense) income, however, if the loss is compensated by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the contractual lease term;

•           In the event of the sale price is higher than the fair value of the asset, the value exceeding the fair value is deferred and amortized during the period when the asset is expected to be used. The amortization of the gain is recorded as a reduction in lease expenses.

If the sale-leaseback transactions results in financial lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term. The Company did not have any sale-leaseback transaction that resulted in financial lease.

h)    Prepaid expenses

The prepaid expenses correspond to payments whose benefits to the Company will take place after the balance sheet date. Primarily consist of prepayments for aircraft and engine rentals under operating lease agreements, premium payments of option contracts designated as hedge, sales commissions, deferred losses arising from sale-leaseback transactions, and prepayments for insurance.

i)          Property, plant and equipment

Property, plant and equipment, including rotable parts, are recorded at acquisition or construction costs, including interests and other financial charges. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. Aircraft and engine spares acquired on the introduction or expansion of the fleet, as well as rotable spares purchased separately, are carried as fixed assets and generally depreciated in line with the fleet to which they relate. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation aircraft.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

Assets held through finance leases are depreciated over the expected useful life the same way as the owned assets or for a shorter period, if applicable, as under the lease agreement in question.

The estimated useful life for property and equipment is disclosed at Note 14.

Under IAS 16 “Property, Plant and Equipment”, the costs relating to significant engine overhauls, including replacement of spare parts and personnel expenses, are treated and capitalized separately as a property, plant and equipment item and depreciated until the next significant overhaul.

Identifiable interest costs incurred on short and long term debt directly attributable to assets under construction, including pre-delivery deposits to acquire new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or aircraft delivery.

The book value of fixed assets is analyzed for check of possible loss in recoverable value when events or changes in circumstances indicate the book value is bigger than the estimated recoverable amount.

An item of fixed asset is write-off after disposal or when there are no future economic benefits resulting from continued use of the asset. Any gains or losses on fixed asset sale or write-off are determined by the difference between the values received in the sale and the asset's booking value, and are recognized in income.

j)     Intangible assets

i.          Goodwill

The goodwill value is tested annually by comparing the balance value to fair value recoverable from the cash-generating unit that, in this case is the operating subsidiary VRG. Management exercises considerable judgment to assess the impact of operating and macroeconomic changes in order to estimate the future cash flows and measure the recoverable amount of that asset. The assumptions adopted by the Company on the impairment tests are consistent with internal projections and operating plans. No impairment losses have been recorded until the present date.

ii.    Airport operating rights

Airport operating rights were acquired as part of the acquisition of VRG and of Webjet, and were capitalized at fair value at the acquisition date and are not amortized. Those rights are considered to have an indefinite useful life due to several factors and considerations, including requirements and necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The carrying value of these rights is evaluated annually as to its recoverable amount or in case of changes in circumstances indicates that carrying values may not be recoverable. No impairment has been recorded to until the present date.

iii.   Trademarks

VRG brand name was acquired as part of the VRG acquisition and was capitalized at fair value at the acquisition date. The brand name is considered to have an indefinite useful life and, therefore, this is not amortized due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty and the continued use of the VARIG brand name. The carrying value of these rights is evaluated annually as to its recoverable amount or in case of changes in circumstances indicates that carrying values may not be recoverable. No impairment has been recorded to until the present date.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

iv.   Software

Costs related to the acquisition or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis.

The carrying value of these intangibles is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.

k)    Deposits

Are represented by maintenance deposits for aircraft and engines, deposits in guarantee and collaterals of lease agreements and judicial deposits of contingent liabilities relating to labor, civil and tax claims.

Aircraft and engine maintenance deposits

The Maintenance deposits refer to payments made in US dollar by the Company to commercial lease companies to be used in future aircraft and engine maintenance work. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated balance sheet are recoverable.

These deposits are used to pay for the maintenances performed, and might be reimbursed to the Company and its subsidiaries after termination of the contracts.  Maintenance costs are capitalized or recorded in profit or loss when incurred, in accordance with the maintenance cost accounting policy. Certain lease agreements establish that the existing deposits, in excess of maintenance costs are not refundable. Such excess occur when the amounts previously used in maintenance services are lower than the amounts deposited. Any excess amounts retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense.

During the second quarter ended June 30, 2011, the Company and its subsidiaries changed the classification of maintenance deposits from non-monetary to monetary asset, as the realization of these assets, since 2011 has become substantially through receipts of financial resources, according to the renegotiations conducted with the lessors. The exchange rate differences on payments, net of maintenance costs, are recognized as an expense in the financial result.

Additionally, the Company maintains agreements with some lessors to replace deposits by letters of credit, to enable the utilization of deposits to cover other disbursements related to lease agreements of its subsidiaries VRG and Webjet. Many of the aircraft lease agreements do not require maintenance deposits.

Deposits in guarantee and collaterals for lease agreements

The deposits in guarantee and collaterals are represented by amounts deposited to lessors of the lease monthly payments, as required at the inception of the lease agreements. The deposits in guarantee and collaterals are denominated in U.S. Dollars, do not bear interest and are reimbursable to the Company upon termination of the agreements.

l)     Foreign currency transactions

The functional currency used for preparation and presentation of the financial statements of the Company and its subsidiaries is the Brazilian Real. Transactions in foreign currencies are recorded at the exchange rate prevailing at the time that transaction occur. Monetary assets and liabilities denominated in foreign currencies are subsequently calculated based on conversion the exchange rate at the balance sheet date and differences resulting from the currency calculated based on conversion are recognized in the statements of income.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

m)  Hedge accounting

The Company and its subsidiaries contract certain financial derivatives to hedge its risks, related to the changes in oil prices (fuel), foreign exchange rate and interest rate. The derivatives may be designated to hedge accounting, and if they are designated, are classified as fair value hedges or cash flow hedge.

For classification as hedge accounting, the derivative should protect against changes in the hedged fair value or cash flow. At the beginning of the hedge transaction, the Company and its subsidiaries document the relationship between the hedge instrument and the hedged item, including risk management goals, and if the transaction will be designated for hedge accounting.

The hedge accounting is prospectively discontinued when the Company and its subsidiaries revoke the hedge relationship, the hedging instrument either expires, is sold, terminated, exercised, or no longer is qualified for hedge accounting.

Fair value hedge

Changes in fair value of derivatives designated and qualified as fair value hedge are recognized in income. The changes in fair value of hedge instruments and hedge item attributable to the hedge risk are recognized in the income statement item related to the hedge item.

Cash flow hedge

The effective part of changes in fair value of derivatives that are designated as cash flow hedge is recognized in other comprehensive income and accumulated under the “Other Comprehensive Income” in shareholder’s equity. The gains or losses that are related to the ineffective portion are recognized immediately in financial result.

At the moment that the hedge item is recognized in the financial result, amounts previously recognized in other comprehensive income and accumulated in shareholder’s equity are reclassified to profit and loss under the same section of the income statement in which item is recognized.

If the hedge accounting is discontinued, any gains or losses recognized in other comprehensive income and accumulated in equity at that time remains in shareholder’s equity and are recognized when the forecasted transaction is finally recognized as financial result.. When the forecasted transaction is not expected anymore, the gains or losses accumulated in equity and deferred are recognized in the financial result immediately.

n)    Share-based payments

The Company measures the fair value of equity-settled transactions with employees at the grant date using the appropriate valuation methods.

The fair value of options granted is recorded in the income statement during the period in which the right is acquired, based on estimates of the Company about granted options on what will aventually be acquired, with a corresponding increase in equity. At the end of each reporting period, the Company revises its estimates of the amount of equity instruments that will be acquired. The impact of the review in relation to original estimates, if any, is prospectively recognized in earnings of the period, so that the cumulative expense reflects the revised estimates with a corresponding adjustment to shareholder’s equity in the “Deferred Compensation” account reserve, which reported the benefits to employees.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

o)    Provisions

Provisions are recognized when the Company has a present obligation (legal or presumed) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

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

Aircraft and engines´ return provision

For aircraft operating leases, the Company is contractually required to return the equipment in a predefined level of operational capability, for this reason it recognizes a provision based on the aircraft return costs as set forth in the agreement.

The aircraft´s return provisions costs are estimated based on expenditures incurred in aircraft reconfiguration (interior and exterior), license and technical certification, painting, and etc., according to return agreement clauses´.

The engines´ return provisions are estimated based on evaluation and minimum contractual conditions that the equipment should be returned to the lessor, considering not only the historical costs incurred, but also the equipment conditions at the evaluation moment.

Onerous contracts

Present obligations resulting from onerous contracts are recognized and measured as provisions. An onerous contract is entered into when unavoidable costs to meet the obligations assumed under the contract exceed the economic benefits that are expected to be received over the contract term.

The provision for onerous contracts refers to losses on operating lease agreements of out-of-service aircraft. The provision corresponds to the net amount between the present value of the installments of the respective leases and the expected revenue from the use of such aircraft through operation or subleases, where applicable. The assumptions used are estimates and the settlement of these transactions may result in amounts significantly different from those recorded.

Insurance provision

The Management keeps insurance coverage in amounts considered necessary to cover any claims, in view of the nature the Company’s assets and the risks inherent in its operating activities, with due heed being paid to the limits set in the lease agreements, in compliance with provisions of the Law nº 10744/03.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

Other provisions

Are substantially related to lawsuits and are provisioned for losses considered probable in management's judgment, related to labor, civil and tax matters, the last mentioned being presented under tax obligations line, in case of existence and legal obligation.

p) Revenue recognition

The passenger revenue is recognized when air transportation services are actually provided to the passenger. Tickets sold but not yet used are recognized as advance ticket sales, correspond to a deferred revenue from sold tickets to be transported in a future date, net of tickets that will expire in accordance with the Company´s (breakage) expectations, i.e., estimate of tickets that expire without being used based on historical data.

Breakage consists of the statistical calculation, on a historical basis, of unused, expired tickets, i.e., tickets not booked (passengers to be transported) that have a high probability of not flying. The Company periodically records adjusted deferred revenues based on tickets actually expired.

The balance of deferred revenue also refers to tickets booked again by passengers.

Revenues from cargo shipment are recognized when transportation is provided. Other revenues includes charter services, miles sales, onboard sales services, tickets exchange rates, and other additional services, and are recognized when the service is provided.

q)    Mileage program

Since the acquisition of VRG, the Company operates a frequent flyer program, denominated Smiles (“Smiles Program”) which consists mainly of mileage credits earned by participants for use when travelling. The obligations assumed under the Smiles Program were valued at the acquisition date of VRG at estimated fair value which represents the estimated price the Company would pay to a third party to assume the obligation for miles expected to be redeemed under the Smiles Program.

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

Miles awarded are valued at fair value described above and the redeemed miles are writen-off to “advanced ticket sales” based on the weighted average of the balance of miles that had been deferred.  Revenue is recognized when transport is provided, under passenger´s revenue item and the portion of revenue from miles´ sale over the fair value of miles is recognized as marketing revenue (as other income) when the transport is provided.

The Company’s policy is to cancel all miles contained in the accounts of customers after 3 years 11 months. The associated value for mileage credits estimated to be cancelled is recognized as revenue. The Company calculates the expiration estimate and non-use based on historical data. Future opportunities can significantly alter customer profile and the historical patterns. Such changes may result in material changes to the deferred revenue balance, as well as recognized revenues from that program.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

r)     Segment information

IFRS 8 require that operations by segment are identified based on internal reports which are regularly reviewed by decision makers in order to allocate resources to segments and assess their performance.

The Company’s operations are derived from its subsidiaries VRG and Webjet and consist in to provide air transportation services within South America and Caribbean, where it operates domestic and international flights. The Company’s Management performs the resources allocation in order to maximize the consolidated financial results. The major revenue earning assets of the Company are its aircraft, which are registered in Brazil. Other revenues primarily arises from cargo, Smiles mileage program, installment sales, excess baggage charges and cancellation fares, all directly attributable to air transportation services.

Based on the way the Company treats its business and the manner in which resource allocation decisions are made, the Company has only one operating segment for financial reporting purposes. The Company’s primary reporting segments comprise of net revenue by geographic segments as described in Note 23.

s)    Income taxes

i.          Current income tax

The provision for income tax and social contribution is based on taxable profit for the year. Taxable income differs from earnings presented in the income statement because it excludes the effects of Regime Tributário de Transição (RTT) revenues or expenses taxable or deductible in other years, and exclude items not taxable or not deductible permanently.

The provision for income tax and social contribution is calculated for each company based on the rates prevailing at the end of the year.

Current income tax relating to items recognized directly in equity is recognized in equity and not in profit or loss.

ii.    Deferred income tax

Deferred income tax and social contribution are recognized on temporary differences at the end of each reporting period between the balances of assets and liabilities recognized in financial statements and tax bases used in the calculation of taxable income, including net tax losses, when applicable. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized for all deductible temporary differences, only when it is probable that the company will present future taxable income in an amount sufficient to bring such deductible temporary differences can be used.

The carrying amount of deferred income tax is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow tax credit to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are determined, considering tax rates and tax laws ratified or substantially ratified at balance sheet date and which expects to be applied when the respective asset is realized or the liability is settled.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

Deferred income tax and social contribution, assets and liabilities are compensated if there is a legal right and intention to offset them when calculating the current taxes, generally when related to the same taxable entity and the same taxation authority.

t)     Main accounting estimates and assumptions adopted

The preparation of the financial statements requires management to make judgments assumptions and estimates that affect the application of the policies and the reported amounts of assets and liabilities, revenues and expenses. These estimates and assumptions are based on historical experience and several other factors that are construed as reasonable according to the circumstances. Actual results could differ from those estimates. These assumptions are reviewed on a prospective basis. Revised accounting estimates are recognized in the period which the estimate is revised. The estimates and assumptions that have a significant risk of relevant adjustment to the carrying amount of assets and liabilities are discussed below.

i.     Impairment of non-financial assets

The Company assesses if there are indications of impairment for all non-financial assets at every balance sheet date.  The recoverable values of the cash-generating unit were determined using its value-in-use. The value-in-use is determined based on the assumption of discounted cash flows set by Management.

Other non-financial assets are tested for impairment when there are indications that their carrying amounts might not be recoverable.

ii.    Impairment of available-for-sale financial assets

The Company classifies some financial assets as available for sale and recognized the changes in their fair values in shareholders’ equity. When the fair value drops, Management analyzes the decline in its value to determine if the economic loss must be recognized in the income statement. As of December 31, 2011, the Company did not have financial assets classified as available for sale.

iii.   Income taxes

The Company believes that the tax positions taken are reasonable. However, it recognizes that the authorities may question the positions taken which may result in additional liabilities for taxes and interest. The Company recognizes provisions that involve considerable judgment of the management. The provision are reviewed and adjusted to account for changes in circumstances, such as lapsing of applicable statutes of limitations, conclusions of tax authorities, additional exposures based on identification of new issues or court decisions affecting a particular tax issue. Actual results can differ from estimates.

iv.   Property, plant and equipment

At the end of the reporting period, the Company reviews the carrying amounts of its property, plant and equipment items to determine if there is any indication that they might be impaired. If such indication exists, the recoverable amount of the asset is estimated to measure the impairment loss.

u) Business combinations as from January 1, 2009

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on the fair value on acquisition date. Costs directly attributable to the acquisition are accounted for as expense when incurred.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

The assets acquired and liabilities assumed were measured at fair, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date.

Goodwill is measured as the excess of consideration transferred in relation to net assets acquired at fair value.

If the consideration is lower than the fair value of net assets acquired, the difference should be recognized as a gain in the income statement.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

v)    New standards and interpretations issued and revised in 2011:

i.          New standards, interpretations and revisions issued and adopted in 2011:

• IFRIC 13 ‐  "Customer Loyalty Programs" under which the meaning of “fair value” is clarified in the context of measurement of award credits in customer loyalty programs, is relevant  and effective to the Company and its subsidiaries to the initial adoption in the financial year ended December 31, 2011. The application of the clarified guidance does not result in any impact on the financial position and results of operations since the Company was already considering the requirements of IFRIC 13 in measuring the fair value of its award credits.

• IFRIC 19, Extinction of financial liabilities with equity instruments - The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the issuance of equity instruments by the entity to an entity creditor to extinguish all or part of a financial liability (debt conversion). This requires that a gain or loss is recognized in income, which is measured as the difference between the carrying amount of financial liability and the fair value of equity instruments issued. If the fair value of financial instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of financial liability extinguished. Applicable as of July 1st,2010.

• IAS 32, Financial Instruments – The purpose of this standard is to establish principles for presenting financial instruments as liabilities or net value, and for offsetting between financial assets and financial liabilities. The principles in this Standard complement the principles for recognition and measurement of financial assets and financial liabilities in IAS 39 Financial Instruments: Recognition and Measurement, as well as the principles for disclosure of information about them in IFRS 7 Financial Instruments: disclosures. Applicable as of January 1st,2014.

• Amendment to IFRIC 14, IAS 19- The limit on a defined benefit assets, minimum funding requirements and their interaction – Removes unintended consequences arising from the treatment of pre-payments where there is a minimum funding requirement. The results in pre-payment of contributions in certain circumstances are recognized as an asset rather than an expense. This standard did not have any significant impact to the Company, considering its current operations. Applicable as of January 1st,2011.

• Amendment to IFRS 7, Financial Instruments: Transfers of financial assets – This amendment will promote transparency in the disclosure of transfer transactions and improve users’ understanding of the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. This standard will affect future disclosures to the extent that any transfer of financial assets. Applicable as of July 1st,2011.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

• Amendment to IAS 12, Income Taxes on deferred tax - IAS 12 ‐  "Income taxes", currently requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. However, for the “Investment Property” measured at fair value under IAS 40 existing principle, it can be difficult and subjective to assess whether the recovery will be through use or through sale.  This amendment, therefore, introduces an exception to the existing principle to measure the deferred tax asset or liability on investment property measured at fair value. The amendment to IAS 12 resulted in the incorporation of SIC 21, “Income Taxes – Recovery of revalued non-depreciable assets”, will no longer apply to investment properties carried at fair value. The changes also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is was removed. This standard should not have any significant impact to the Company, considering its current operations. Applicable as of July 1st,2011.

ii. New standards, amendments and interpretations issued in 2011 and apply in future years:

• Amendment to IAS 1, Financial Statement Presentation regarding to other comprehensive income – The main change resulting from these amendments was the requirement for entities to group items presented in other comprehensive income based on the possibility that they can or cannot be potentially reclassified to profit or loss subsequently (reclassification adjustments). The changes do not establish which items must be presented as other comprehensive income. The Company is evaluating the impact of this standard in their disclosures. Applicable as of July 1st,2012.

• IFRS 13, Fair value measurement, issued in May 2011. The objective of IFRS 13 is to improve consistency and reduce complexity of the fair value measurement, by providing a more precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements, which are largely aligned between IFRS and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied when its use is already required or permitted by other standards within IFRS or US GAAP. The Company is in the process of assessing whether IFRS 13 will have any impact on the manner on how fair value is determined. The standard is applicable as ofJanuary 1st,2013.

• IFRS 12, Disclosures of interests in other entities – includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose participations and other off balance sheet interests. The Company is analyzing the additional disclosures which will be required by IFRS 12. The standard is applicable as of January 1st,2013.

• IFRS 11, Joint arrangements – issued in May 2011. The standard provides a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: (i) joint operations - arise when a joint operator has rights to the assets and contractual obligations and as a consequence registers his rights’ portion in assets, liabilities, revenue and expenses; and (ii) joint ventures - =arise when the joint operator has rights to the net assets of the arrangement and registers his investments by the equity equivalence method. Proportional consolidation method will no longer allowed in joint control. This standard is applicable as of January 1st,2013.

• IFRS 10, Consolidated Financial Statements – supports itself on existing principles, identifying the concept of control as a major factor in determining whether an entity should or not be included within the consolidated financial statements of the parent company. The standard provides additional guidance to the determination of control. This standard should not have any significant impact to the Company considering its current operations. This standard is applicable as of January 1st,2013.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

• IFRS 9, Financial instruments – addresses the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010, and it replaces parts of IAS 39 related to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two categories: those measured at fair value and those measured at amortized cost. The determination is done at initial recognition. The basis of classification depends on the entity’s business model and the contractual characteristics of the financial instruments cash flow. Regarding to financial liabilities, the standard maintains most of the requirements established by IAS 39. This standard should not have any significant impact to the Company considering its current operations. This standard is applicable as of January 1st,2013.

• IAS 19, Employee benefits amended in June 2011. The main impacts of the changes are: (i) elimination of corridor approach, (ii) recognition of all actuarial gains and losses in other comprehensive incomes as they occur, (iii) immediately recognition of past service costs as profit and loss, and (iv) the replacement of the participation costs and expected return plan over assets by an amount of net participation, calculated thru applying a discount rate to the asset (liability) of the net defined benefit. This standard should not have any significant impact to the Company considering its current operations. This standard is applicable as of January 1st,2013.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

2.3 Restatement of the beginning balance - correction of error

In April of 2011, the Company concluded the implementation of the new revenue recognition module (ARACS) to complement the current reservations system - New Skies. In connection with this implementation, the Company has identified a difference at the deferred revenue balance in relation to the historical amounts recognized in the financial statements.  The total quantified error, which was initially recognized in the profit or loss of the first quarter of 2011 as a reduction of revenue, amounted to R$56,760 (R$37,462 net of taxes), and was associated with the recognition of interline revenues.

The Company interline ticket sales represent sales from the Company to other airline entities under interline agreements. In accordance with these agreements an airline entity can use the Company´s reservation system to book domestic flights in Brazil by paying a predetermined contractual price.  Before implementing the new system, interline deferred revenue was recognized in accordance with the contractual price.  However, the recognition of passenger´s revenue was based on the spot ticket price.  Consequently, the difference could represent either an overstatement or an understatement of revenues, depending on the difference between the contractual interline price and the spot price.

In 2008 the Company initiated the interline transactions and since then the volume of these transactions have been increasing year after year. However, due to certain system limitations of the reservation system related to the inability to reprocess historical data, the Company is unable to allocate this error to the periods which they have occurred, which are the years ended December 31, 2008, 2009 and 2010 and the first quarter of 2011. After the first quarter of 2011 this system deficiency has been remediated with the conclusion of the new revenue recognition system implementation.

After further considerations, the Company has concluded that the most appropriate way to reflect this adjustment was in the opening balance of the retained earnings as of January 1st, 2011, pursuant to paragraph 44 of CVM Deliberation 592/09 “Políticas Contábeis, Mudança de Estimativa e Retificação de Erro” and  IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors”.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

The impacts of this adjustment to the quarterly financial statements are as follows:

	Previous reported	Restated	Previous reported	Restated	Previous reported	Restated
	9 months ended on 09/30/2011		6 months ended on 06/30/2011		3 months ended on 03/31/2011
Passenger revenues	4,658,245	4,715,005	3,025,673	3,082,433	1,647,088	1,703,848
Current Income Tax and Social Contribution expenses	(2,888)	(22,186)	(308)	(19,606)	(4,102)	(23,400)
Net revenue (loss) of the period	(843,269)	(805,807)	(326,769)	(289,307)	31,934	69,396
Earnings (losses) per share basic	(3.12)	(2.98)	(1.20)	(1.07)	0.12	0.26
Earnings (losses) per share diluted	(3.12)	(2.98)	(1.20)	(1.07)	0.12	0.26

3.    Cash and cash equivalents

	Consolidated
	12/31/2011	12/31/2010

Cash and bank deposits	157,452	194,493
Cash equivalents	1,072,835	1,761,365
	1,230,287	1,955,858

As of December 31, 2011, cash equivalents were represented by private bonds (CDBs - Bank Deposit Certificates), Government bonds (NTN - National Treasury Notes, LTN- National Treasury Bills, LFT – Treasury Financial Bills, “committed operations” and fixed-income funds, paid at post fixed rates ranging between 98.5% and 103.5% of the Interbank Deposit Certificate Rate (CDI).

The breakdown of cash equivalents balance is as follows:

	Consolidated
	12/31/2011	12/31/2010

Bank deposit certificates (CDBs)	284,911	678,253
Government bonds (NTN, LTN and LFT)	787,605	245,186
Investment funds	319	837,926
	1,072,835	1,761,365

These investments have high liquidity, are readily convertible into known amounts of cash, are subject to an insignificant risk of value changes and maturity of less than 90 days.

During the year ended December 31, 2011, the Company redeemed some of its private bonds and, through its investment strategy towards greater profitability, increased its position in government.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

4.    Restricted Cash

As of December 31, 2011, restricted cash in current assets was fully represented by the updated deposit made in a restricted account on August 8, 2011, relating to the acquisition of Webjet.  See explanatory note 12.

The restricted cash in noncurrent assets in the amount of R$100,541 as of December 31, 2011 was represented by:

•      margin deposits, in US dollar, bond to hedge transactions, subject to the overnight rate (average yield of 0.14% p.a.), in the amount of R$82,996 (on December 31, 2010, the margin deposits were redeemed and replaced by a letter of guarantee in the amount of R$100,000 which maturity was on September 2011).

•      guarantee margin deposits bond to loans from the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) applied in DI investment funds and yielding the weighted average rate of 98.5% of CDI, in the amount of R$8,591.

•      deposits in guarantee, represented by a letter of guarantee with Safra Bank, in the amount of R$8,471.

•      others in the amount of R$483.

On April 2011, the Company redeemed CDB with Santander Bank in the amount of R$25,000, which were guarantee to Banco de Desenvolvimento de Minas Gerais (BDMG), replaced by chattel mortgage of engines.

5.    Short-term Investments

	Consolidated
	12/31/11	12/31/10
Private Bonds	12,071	-
Government Bonds	124,400	-
Investment Funds	872,597	2,816
Foreign bank deposits	-	19,790
	1,009,068	22,606

Private bonds comprise of CDBs (“Bank Deposit Certificates”), with maturity until September 2013 and highly liquidity, paid at 102% of the CDI rate.

Public bonds comprise of LTN (National Treasury Bills), LTNO (prefixed National Treasury Bills) and NTN-B (indexed to IPCA), with immediate maturity paid at an variable average rate of 11.12% p.a..

Investment funds are represented primarily by government bonds LTN, LFT, NTN, CDBs and Debentures.

The foreign bank deposits (time deposits) were provisioned in its totality due to the loss on coverage value of the instrument.

During the year ended December 31, 2011, the Company redeemed some of its private bonds and, through its investment strategy aiming at higher profitability, increased its position in government bonds.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

6. Trade and Other Receivables

	Consolidated
	12/31/11	12/31/10
Local currency:
Credit card administrators	100,214	90,612
Travel agencies	185,544	149,393
Installment sales	47,189	51,253
Cargo agencies	37,460	20,582
Airline partners companies	17,031	16,608
Other	35,077	27,491
	422,515	355,939
Foreign currency:
Credit card administrators	9,228	5,855
Travel agencies	6,833	3,935
Cargo agencies	301	141
	16,362	9,931
	438,877	365,870

Allowance for doubtful accounts	(83,610)	(60,127)
	355,267	305,743
Current	354,134	303,054
Noncurrent (*)	1,133	2,689

(*)The portion of noncurrent trade receivables is recorded in other receivables, in noncurrent assets, and corresponds to installment sales made under the Voe Fácil program, with maturity over 360 days.

Changes in the allowance for doubtful accounts are as follows:

	Consolidated
	12/31/11	12/31/10
Balance at beginning of period	(60,127)	(52,399)
Additions	(35,849)	(27,689)
Additions from Webjet’s acquisition	(3,376)	-
Unrecoverable amounts	3,304	5,623
Recoveries	12,438	14,338
Balance at the end of period	(83,610)	(60,127)

The aging list of accounts receivable is as follows:

	Consolidated
	12/31/11	12/31/10
Falling due (until 360 days)	315,883	270,286
Falling due (after 360 days)	1,133	2,689
Overdue until 30 days	20,618	19,091
Overdue 31 to 60 days	7,507	4,128
Overdue 61 to 90 days	4,954	5,533
Overdue 91 to 180 days	11,754	8,041
Overdue 181 to 360 days	15,307	7,052
Overdue above 360 days	61,721	49,050
	438,877	365,870

The average collections period of installment sales is nine months and 5.99% interest is charged on the balance receivable, which is recognized as financial income. The average collection period of other receivables is 108 days.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

As of December 31, 2011, accounts receivable from travel agencies in the minimum amount of R$16,000 (R$24,300 on December 31, 2010) and firm guarantees of 30% from accounts receivable with credit card administrators, are related to loan agreements guarantees with BNDES Bank.

Additionally, on December 31, 2011, 30% of the receivable amounts from credit card administrators are bound to guarantee the contract with Banco Safra, collected by the indirect subsidiary Webjet.

7. Inventories

	Consolidated
	12/31/11	12/31/10

Consumables	20,148	16,702
Parts and maintenance materials	127,080	117,740
Advances to suppliers	12,725	43,725
Imports in progress	1,612	1,885
Others	7,658	7,942
Provision for obsolescence	(18,200)	(17,004)
	151,023	170,990

Changes in the allowance for inventory obsolescence are as follows:

	Consolidated
	12/31/2011	12/31/2010
Balance at beginning of the period	(17,004)	(8,602)
Additions	(52,233)	(44,426)
Additions from Webjet’s acquisition	(13)	-
Write-offs	51,050	36,024
Balance at end of period	(18,200)	(17,004)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

8. Deferred and Recoverable Taxes

	Consolidated
	12/31/11	12/31/10
Recoverable taxes:
Current assets
ICMS (1)	13,222	7,039
Prepaid IRPJ and CSSL (2)	77,679	35,186
IRRF (3)	16,584	8,548
PIS and COFINS (4)	54,085	-
Withholding tax of public institutions	26,791	17,334
Value added tax – IVA (5)	4,242	3,512
Income tax on imports	17,740	15,805
Others	2,655	719
Total recoverable taxes - current	212,998	88,143

Deferred taxes:
Non-current assets
Tax losses	427,167	340,055
Negative basis of social contribution	153,780	122,420
Temporary differences
Mileage program:	97,483	70,603
Allowance for doubtful accounts and others	62,317	47,315
Provision for loss on acquisition of VRG	143,350	143,350
Provision for legal and tax liabilities	57,151	44,556
Return of aircraft	22,089	11,318
Derivative transactions not settled	65,377	-
Effects from Webjet’s acquisition	7,086	-
Others	51,190	37,928

Total noncurrent deferred tax assets	1,086,990	817,545

Noncurrent liabilities
Temporary differences
Brands	21,457	21,457
Flight rights	353,226	190,686
Maintenance depots	101,630	155,266
Depreciation of engines and parts for aircraft maintenance	140,677	115,098
Reversal of goodwill amortization	76,596	51,064
Derivative transactions not settled	28,525	5,454
Leasing of aircraft	26,902	94,950
Other	14,692	8,210
Total noncurrent deferred tax liabilities	763,705	642,185

(1) ICMS: State tax on sales of goods and services.

(2) IRPJ: Brazilian federal income tax on taxable income.

     CSLL: social contribution on taxable income, created to sponsor social programs and funds.

(3) IRRF: withholding income tax levied on certain domestic transactions, such as payment of fees to some service providers, payment of salaries, and financial income from bank investments.

(4) PIS/COFINS: Contributions to Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS)

(5) IVA: Value added tax on sales of goods and services abroad.

During the fourth quarter of 2011 the subsidiary VRG reviewed the criteria adopted to calculate PIS and COFINS. By changing the taxation regime, and the percentage of proportionality obtained on income subject to cumulative and noncumulative taxation applied to costs and expenses entitled to credit and taxes overpaid and/or shortcomings in previous periods, recognized a credit of R$52,334, being R$34,608 as reducing fuel costs and other services entitled to credit, R$21,739 reducing PIS and COFINS expenses on revenues and R$4,013 of interest costs and fine.

The Company and its subsidiary VRG have tax losses and negative basis of social contribution on calculation of taxable income, to be offset against 30% of annual taxable income, which can be carried forward indefinitely, in the following amounts:

	Direct (VRG) and indirect subsidiary (Webjet)
	2011	2010
Tax losses	1,887,267	1,299,555
Negative basis of social contribution	1,887,267	1,299,555

Tax credits arising from tax loss carryforwards and negative basis of social contribution were recorded based on the expected generation of future taxable income of the Company and its subsidiaries, as prescribed by tax laws.

Projected future taxable income for the utilization of tax loss carryforwards and negative basis of social contribution, technically prepared and supported based on business plans and approved by the Board of Directors, indicates the existence of sufficient taxable income for the realization of the recognized deferred tax assets.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

GLAI, its subsidiary VRG and its indirect subsidiary Webjet, have a total tax credits amount of R$729,482, however, they recognized an allowance for loss of R$148,535 for credits that have no perspective of realization in an immediate future.

Management considers that the deferred tax assets arising from temporary differences will be realized proportionally to the realization of provisions and final outcometure events.

	Consolidated
	2011	2010	2009
Income (loss) before income tax and social contribution	(1,000,418)	386,496	756,136
Combined tax rate	34%	34%	34%
Income tax at combined tax rate	340,141	(131,409)	(257,086)
Adjustments to calculate the effective tax rate:
Equity in subsidiaries	-	-	-
Nondeductible income from subsidiaries	(47,522)	(26,283)	3,796
Income tax on permanent differences	20,117	(6,673)	(10,076)
Nondeductible expenses (nontaxable income)	(39,878)	(19,484)	(22,970)
Exchange differences on foreign investments	(48,396)	(61)	(104,934)
Income tax and social contribution expenses on tax losses and negative basis not recognized of previous periods	24,418	11,611	270,158
Income (expense) of tax and social contribution	248,880	(172,299)	134,696

Current income tax and social contribution	(5,791)	(53,855)	(609)
Deferred income tax and social contribution	254,671	(118,444)	135,305
	248,880	(172,299)	134,696

9. Prepaid Expenses

	Consolidated
	12/31/11	12/31/10
Deferred losses from sale-leaseback transactions (a)	54,201	63,574
Prepayments of hedge premium	11,572	23,334
Lease prepayments	30,382	33,322
Insurance prepayments	22,775	27,860
Prepaid commissions	13,020	16,628
Others	6,811	5,665
	138,761	170,383

Current	93,797	116,182
Noncurrent	44,964	54,201

(a) During the accounting periods of 2007, 2008, and 2009, the Company recorded losses on sale-leaseback transactions performed by its subsidiary GAC Inc. relating to 9 aircraft in the amount of R$89,337. These losses are being deferred and amortized proportionally to the payments of the respective lease contracts during the contractual term of 120 months. Further information related to the sale-leaseback transactions are described in explanatory Note 25 b.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

10.   Deposits

Maintenance deposits

The Company and its subsidiaries VRG and Webjet made deposits in US dollars for maintenance of aircraft and engines that will be invested in future events as set forth in some finance lease contracts.

The maintenance deposits do not exempt the Company and its subsidiaries, as lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any the maintenance service providers or to perform such services internally.

Based on the regular analysis of deposit recovery, management believes that the amounts reported in the consolidated balance sheet are recoverable and there are no indications of impairment of maintenance deposits, whose balances as of December 31, 2011 classified in current and noncurrent assets amount to R$35,082 and R$323,062, respectively (R$456,666 in noncurrent assets as of December 31, 2010).

Deposits in guarantee for lease agreements

As required by the lease agreements, the Company and its subsidiaries hold guarantee deposits in US dollars on behalf of the leasing companies, who’s fully refund occurs upon the contract expiration date. As of December 31, 2011, the balance of guarantee deposits for lease agreements, classified in noncurrent assets, is R$96,983 (R$127,963 as of December 31, 2010).

Escrow deposits

Escrow deposits represent guarantees in legal proceedings related to tax, civil and labor nature, deposited in escrow until the resolution of the related claims, paid at SELIC  tax. The balances of escrow deposits as of December 31, 2011, recorded in noncurrent assets totaled R$175,472 (R$130,748 as of December 31, 2010).

11.  Transactions with related parties

Graphic, consulting and transportation services

The subsidiary VRG holds contract with the related party Breda  Transportes e Serviços  S.A. for passenger and luggage transportation services between airports, and transportation of employees, maturating on May 31, 2012, renewable every 12 months for additional equal terms through an amendment instrument signed by the parties, annually adjusted based on the General Market Price Index (IGP-M) fluctuation.

The subsidiary VRG also holds contracts with the related parties Expresso União Ltda. and Serviços Gráficos Ltda., for employee transportation and graphic services, maturating on September 16, 2012 and February 18, 2012, respectively.

The subsidiary VRG also holds contracts for the operation of the Gollog franchise through the related party União Transporte de Encomendas e Comércio de Veículos Ltda., with 60-month maturity term.

The subsidiary VRG also holds contracts with related party Vaud Participações S.A. to provide executive administration and management services, with two year term beginning on October 2010.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

During the period ended December 31, 2011, VRG recognized total expenses related to these services of R$11,101 (R$8,621 as of December 31, 2010). All the entities referred above belong to the same economic group.

Property lease

VRG is the lessee of the property located at Rua Tamoios, 246, São Paulo, SP, owned by Patrimony Administradora de Bens, controlled by Comporte Participações S.A., a company owned by the same shareholder of the Company, whose contract expires on April 4, 2012.  The contract includes an annual adjustment clause, based on the IGP-M. During the period ended December 31, 2011 a VRG recognized total expenses related to this lease of R$559 (R$361 as of December 31, 2010).

Commercial Agreement with Unidas Rent a Car

On December 31 2011, VRG remained in a commercial agreement with Unidas Rent a Car, a Brazilian company that provides car rentals to its customers at a 50% discount on daily rates of rent, when buying tickets for flights operated by VRG controlled through its website, signed in May 2009. This contract came to be dismissed as a related party on June 20, 2011 with the termination of Mr. Alvaro de Souza, president of the Board of GLAI, as a board member of United Rent a Car.

Contracts Account Opening UATP (Universal Air Transportation Plan) to Grant Credit Limit

On September 2011, subsidiary VRG entered into agreements with related parties Pássaro Azul Taxi Aéreo Ltda. and Viação Piracicabana Ltda. The purpose of the agreement is the issuance of UATP (Universal Air Transportation Plan) accounts, where VRG issued credits to related parties in the amounts of R$20 and R$40, respectively, to be used in the UATP system. Such system can be used to pay domestic and international air services to all members. VRG uses the UATP system, which is operated and maintained by the international air sector, and seeks to simplify billing and facilitate the payment of air travels and other related services.

Trade payables – current liabilities

As of December 31, 2011, balances payable to related companies amounting to R$1,198 (R$230 and R$688 on December 31, 2010 and 2009 respectively) are included in the balance of accounts payables and substantially refers to the payment to Breda Transportes e Serviços S.A. for passenger transportation services.

Key management personnel payments

	12/31/2011	12/31/2010	12/31/2009
Salaries and benefits	15,260	22,516	13,228
Related taxes	5,569	6,833	4,111
Share-based payments	17,760	24,743	3,430
Total	38,589	54,092	20,769

As of December 31, 2011, the Company did not offer postemployment benefits, and there are no severance benefits or other long-term benefits for the Management or other employees.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

Share-based payments

The Company’s Board of Directors within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the grant of preferred stock options to the Company’s management and key senior executive officers. For grants through 2009, the options vest at a rate of 20% per year, and can be exercised within up to 10 years after the grant date.

Due to changes in the Company's Stock Option Plan, approved at the Annual Shareholders’ Meeting held on April 30, 2010, for plans granted beginning 2010, 20% of the options become vested as from the first year, an additional 30% as from the second, and the remaining 50% as from the third year. The options under these plans may also be exercised within 10 years after the grant date.

The fair value of stock options was estimated on the grant date using the Black-Scholes option pricing model.

The date of the Board of Directors’ meetings and the assumptions utilized in the Black-Scholes option pricing model are as follows:

	Stock option plans
	2005	2006	2007	2008	2009 (a)	2010 (b)	2011
Board of Directors’ meeting date	December 9, 2004	January 2, 2006	December 31, 2006	December 20, 2007	February 4, 2009	February 2, 2010	December 20, 2010
Total options granted	87,418	99,816	113,379	190,296	1,142,473	2,774,640	2,722,444
Option strike price	33.06	47.30	65.85	45.46	10.52	20.65	27.83
Average fair value of the option on the grant date	29.22	51.68	46.61	29.27	8.53	16.81	16.01(c)
Estimated volatility of the share price	32.52%	39.87%	46.54%	40.95%	76.91%	77.95%	44.55%
Expected dividend	0.84%	0.93%	0.98%	0.86%	-	2.73%	0.47%
Risk-free return rate	17.23%	18.00%	13.19%	11.18%	12.66%	8.65%	10.25%
Option term (years)	10	10	10	10	10	10	10

(a) In April 2010 additional options were granted, totaling 216,673 in addition to those approved by the 2009 plan.

(b) In April 2010 additional options were approved totaling 101,894, referring to the 2010 plan.

(c) The calculated fair the value for 2011 plan was 16.92, 16.11, and 15.17 for the related vesting periods (2011, 2012, and 2013).

Changes in the stock options as of December 31, 2011 are as follows:

	Stock options	Weighted average strike price
Outstanding options as of December 31, 2010	3,476,684	20.56
Granted	2,722,444	16.07
Vested	(49,836)	15.10
Adjustment on forfeited rights estimate	(1,528,100)	22.25
Outstanding options as of December 31, 2011	4,621,192	24.34

Number of options to be vested as of December 31, 2010	955,975	22.88
Number of options to be vested as of December 31, 2011	1,784,759	23.89

The strike price range and the average maturity of outstanding options, as well as the strike price range for the exercisable options as of December 31, 2011, are summarized below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

Outstanding options				Options exercisable
Strike price range	Outstanding options	Remaining weighted average maturity in years	Average strike price	Options exercisable	Average strike price
33.06	31,222	4	33.06	31,222	33.06
47.30	37,960	5	47.30	37,960	47.30
65.85	38,199	6	65.85	38,199	65.85
45.46	89,243	7	45.46	71,394	45.46
10.52	360,842	8	10.52	216,505	10.52
20.65	1,922,446	9	20.65	961,223	20.65
27.83	2,141,280	10	27.83	428,256	27.83
10.52-65.85	4,621,192	9.26	24.34	1,784,759	23.89

For the period ended December31, 2011, the Company recognized in shareholders’ equity an result with stock options in the amount of R$24,875 (R$24,743 for the period ended December 31, 2010), being the expense disclosed in the consolidated income statements as personnel expenses.

12.     Business Combination

On October 3, 2011, the Company, through its subsidiary VRG, acquired the total capital of Webjet, an airline headquartered in the city of Rio de Janeiro, engaged in passenger air transportation, with a fleet of twenty-four Boeing 737-300 and operating in 16 Brazilian cities, which carries approximately  1,000 weekly flights, by the adjusted price of R$43,443.

On February 27, 2011, after the audit conclusion of the closing balance sheet at the acquisition date, the provisional price of R$70,000 was reduced by R$26,557 and adjusted as provided in the contract to R$43,443. The amount of R$7,000 updated and deposited in blocked account will be released to the Company, and the amount of R$19,557, already transferred to the former controlling shareholders of Webjet by way of consideration, was recorded as other credits due to the agreement between the parties to give the Company the right to recover the greater part of the consideration determined under specific contractual conditions.

Webjet’s acquisition aims to strengthen the Company's performance in the domestic market, increasing its presence in main Brazilian airports, including Guarulhos and Santos Dumont airport to provide services to the growing middle class, continuing its mission of making air transportation more affordable and operating as one of the leading companies in the low-cost aviation sector.

The transaction is being analyzed by the Administrative Council for Economic Defense ("CADE") and until it is approved, the two companies will continue to operate as separate entities.

The provisional fair value of assets acquired and liabilities assumed identifiable by the date of acquisition on October 3, 2011, are as follows:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

	Opening Balance	Adjustment	Adjusted Opening
	10/03/2011		Balance
			10/03/2011
ASSETS
Cash and cash equivalents	9,556	-	9,556
Trade and other receivables	159,403	-	159,403
Inventories (i)	6,696	(3,061)	3,635
Deposits	65,204	-	65,204
Prepaid expenses	9,197	-	9,197
Taxes recoverable	10,211	-	10,211
Other	1,607	-	1,607
Deferred income tax	-	7,086	7,086
Property, plant and equipment (i)	71,592	(4,624)	66,968
Intangible assets (ii)	209	478,057	478,266
	333,675	477,458	811,133

LIABILITIES
Short and long term debt	224,403	-	224,403
Trade payables	74,064	-	74,064
Payroll	21,791	-	21,791
Tax obligations	5,101	-	5,101
Tax and landing fees	25,796	-	25,796
Advance ticket sales	92,154	-	92,154
Provisions (iii)	39,662	13,158	52,820
Other current liabilities	18,349	-	18,349
Deferred taxes	-	162,539	162,539
Lawsuits (iv)	2,245	-	2,245
	503,565	175,697	679,262
Net assets acquired from Webjet			131,871
(-)Adjusted purchase price			(43,443)
Gain on bargain purchase			88,428

(i) The fair value of inventories and property, plant and equipment were appraised by experts. They prepared an inventory of aircrafts, rotable, reparable and consumable items and evaluated individually each item according to its physical conditions of use.

(ii) The Company recognized the fair value of operating rights at Guarulhos in Sao Paulo (22 flight operating rights) and Santos Dumont in Rio de Janeiro (14 flight operating rights) under the heading intangible. These rights were evaluated based on discounted future cash flows of the acquired intangibles. Other intangible assets such as trade names, non-competition agreements, customers list and other were analyzed and did not qualify for recognition, as defined in accounting standards.

(iii) The fair value of operating leases presented unfavorable conditions, which resulted in the recognition of onerous contracts on a provisional basis, which can occur at the time of negotiation of the aircraft returns.

(iv) The Company has not obtained all necessary information to reliably measure the fair value of contingent liabilities of the acquired Company, for which it has contractual guarantees of former shareholders without limiting values for a period of five years.

The acquisition of the indirect subsidiary was accounted by the acquisition method in accordance with IFRS 3R, and the gain on bargain purchase of R$88,428 was recorded in the income statement for the year under other operating revenues (expenses), not taxable because is related to permanent difference, according with the Brazilian Transition Tax Regime (Regime Tributário de Transição – RTT).

Administration expects to finalize the valuation of certain assets, including intangible assets and liabilities, as well as the effect of taxes deferred until October 2, 2012.

The gain on bargain purchase generated by the purchase is related to the recognition of the intangible assets value not recorded on the books of acquired, represented by the rights of Guarulhos and Santos Dumont airports usage, which are the busiest airports in the country, and whose value is a consequence of the significant demand growth and the flow of domestic passengers in the next years, coupled with the Administration expectation for recovery of operation profitability at those airports.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

Since the acquisition until December 31, 2011, the Company's results were impacted by R$ 28,092 for the Webjet’s operational losses.

Transaction costs, totaling R$2,362, were treated as an expense and included under other operating expenses in the income statement for the year ended December 31, 2011.

13. Earnings or Loss per Share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to common shareholders. Therefore, the Company understands that, substantially,  there is no difference between preferred shares and common shares, and, accordingly, basic and diluted earnings or loss per share are calculated equally for both shares.

Consequently, basic earnings or loss per share are computed by dividing income or losses by the weighted average number of all classes of shares outstanding during the period. Diluted earnings or loss per share are computed including stock options granted to key management and employees using the treasury stock method when the effect is dilutive. The antidilutive effect of all potential shares is disregarded in calculating diluted earnings or loss per share.

	Consolidated
	12/31/11	12/31/10	12/31/09
Numerator
Income (loss) for the period	(751,538)	214,197	890,832

Denominator
Weighted average number of outstanding shares (in thousands)	270,376	268,564	227,472

Effect of dilutive securities
Stock Option Plan (in thousands)	-	390	111

Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	270,376	268,954	227,583

Basic earnings (loss) per share	(2.780)	0.798	3.916
Diluted earnings (loss) per share	(2.780)	0.796	3.914

As of December 31, 2011, diluted earnings or loss per share are calculated by considering the instruments that may have a potential dilutive effect in the future. As of December 31, 2011, the strike price of vested stock options under the 2009 and 2010 plans are lower than the average market quotation for the period (in-the-money). The 2009 plan is in-the-money even when the vesting stock options expenses are included in the strike price of the expenses that will be incurred, of the “vesting” option. However, due to the loss reported for period ended on December 31, 2011, these shares have anti-dilutive effect and, therefore, are not considered in the total number of outstanding shares.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

14. Property, Plant and Equipment

	12/31/11				12/31/10
	Weighted annual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount
Flight equipment
Aircraft under finance leases	4%	2,924,407	(547,173)	2,377,234	2,210,433
Sets of replacement parts and spare engines	4%	909,236	(176,141)	733,095	649,758
Aircraft reconfigurations / overhauling	30%	474,668	(221,013)	253,655	86,992
Aircraft and safety equipment	20%	1,693	(871)	822	601
Tools	10%	25,992	(7,605)	18,387	14,465
		4,335,996	(952,803)	3,383,193	2,962,249
Impairment losses (a)	-	(50,653)	-	(50,653)	-
		4,285,343	(952,803)	3,332,540	2,962,249
Property, plant and equipment in use
Vehicles	20%	9,855	(6,886)	2,969	3,309
Machinery and equipment	10%	43,213	(11,640)	31,573	15,744
Furniture and fixtures	10%	19,697	(9,374)	10,323	10,696
Computers and peripherals	20%	43,250	(27,538)	15,712	14,354
Communication equipment	10%	2,785	(1,451)	1,334	1,517
Facilities	10%	4,501	(2,647)	1,854	2,192
Maintenance center – Confins	7%	105,971	(13,924)	92,047	93,160
Leasehold improvements	20%	34,182	(19,067)	15,115	18,540
Construction in progress	-	21,936	-	21,936	15,546
		285,390	(92,527)	192,863	175,058
		4,570,733	(1,045,330)	3,525,403	3,137,307
Advances for acquisition of aircraft	-	365,067	-	365,067	323,661

		4,935,800	(1,045,330)	3,890,470	3,460,968

a)      In 2011, the Company recognized an amount of R$50,653 of impairment of fixed assets as follows:

In VRG was recognized a total of R$23,250, divided into: (i) provision for aircraft under lease (PR-VAC) of R$5,582, (ii) items rotable on 737-300 fleet and financial 767-300 fleet totaling R$17,668.

In Webjet recognized a total of R$ 27,403, being (i) R$4,624 of fair value of rotable aircraft  items recognized at the acquisition date and (ii) R$22,779 resulting from impairment of its own aircraft WJA, WJF, WJH, WJI, WJJ and WJK and obsolete parts.

Changes in property, plant and equipment balances are as follows:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

	Property, plant and equipment under finance lease	Others flight equipment (a)	Advances for acquisition of property, plant and equipment	Others	Total
As of December 31, 2009	2,021,083	601,164	538,898	164,568	3,325,713
Additions	381,078	200,543	293,239	29,926	904,786
Disposals	-	(2,740)	(508,476)	(297)	(511,513)
Depreciation	(191,728)	(47,151)	-	(19,139)	(258,018)
As of December 31, 2010	2,210,433	751,816	323,661	175,058	3,460,968
Additions from Webjet’s acquisition (note 12)	-	65,328	-	6,264	71,592
Additions	371,262	300,915	273,984	38,576	984,737
Disposals	-	(3,383)	(232,578)	(5,132)	(241,093)
Depreciation	(204,461)	(136,120)	-	(21,903)	(362,484)
Impairment losses	-	(23,250)	-	-	(23,250)
As of December 31, 2011	2,377,234	955,306	365,067	192,863	3,890,470

(a)        Additions in 2011 primarily represent total estimated costs to be incurred relating to the reconfiguration of aircraft when returned and improvement costs relating to major overhauled of engine under operating lease.

15. Intangible assets

	Goodwill (a)	Trademarks	Airport operating licenses	Software	Total
Balance as of December 31, 2009	542,302	63,109	560,842	65,532	1,231,785
Additions	-	-	-	58,512	58,512
Amortization	-	-	-	(23,120)	(23,120)
Balance as of December 31, 2010	542,302	63,109	560,842	100,924	1,267,177
Additions from Webjet’s acquisition				209	209
Additions	-	-	-	73,597	73,597
Disposals	-	-	-	(8,936)	(8,936)
Amortization	-	-	-	(26,149)	(26,149)
Provisional fair value from Webjet’s acquisition (note 12)	-	-	478,058	-	478,058
Balance at December 31, 2011	542,302	63,109	1,038,900	139,646	1,783,957

(a)      The goodwill arises from the acquisition of subsidiary VRG on April 9, 2007.

The Company has allocated goodwill for future earnings, trademarks and airport operating licenses, with indefinite useful life, upon the acquisition of VRG on April 9, 2007 and Webjet on October 3, 2011, which are annually tested for impairment considering the operations of the subsidiaries as single cash-generating unit. The recoverable amount of these assets has been tested for the date of December 31, 2011 and was not identified impairment losses for these assets.

The Company implemented a new mileage control system in the quarter ended March 31, 2011 and, consequently, reduced the unamortized remaining balance in the former system, in the amount of R$7,175.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

16. Short and Long-term Debt

		Effective average interest rate (p.a.)
	Maturity	12/31/2011	12/31/2011	12/31/2010
Short-term debt:
Local currency:
Debentures IV	Sep, 2015	12.95%	595,160	-
Debentures V	Jun, 2017	13.18%	493,284	-
BNDES loan Safra	Oct, 2014	11.50%	29,956	27,550
Santander	Oct, 2012	11.63%	40,676	-
Citibank	Dec, 2012	11.33%	19,401	-
BNDES	Jul, 2012	8.66%	8,372	14,352
BDMG	Mar, 2018	8.05%	3,600	3,376
Industrial CDB	Mar, 2012	11.58%	1,250	-
Interests			23,421	19,721
			1,215,120	64,999
Foreign currency
(in U.S. Dollars):
Working Capital	Mar, 2012	12.95%	95,894	83,803
IFC	Jul, 2013	4.54%	31,264	13,885
FINIMP	Sep,2012	2.69%	3,127	2,718
Aeroturbine	Dec,2012	-	4,579	-
Interests			40,701	33,969
			175,565	134,375
			1,390,685	199,374

Finance lease	Dec, 2021		161,755	146,634
Total long-term debt			1,552,440	346,008

Long-term debt:
Local currency:
Debentures IV	Sep, 2015	12.95%	-	593,870
Safra	Dec,2015	14.50%	196,000	-
BNDES – Loan Safra	Out, 2014	11.50%	42,837	70,934
BDMG	Mar, 2018	8.05%	25,851	27,332
BNDES	Jul, 2012	8.66%	-	8,372
			264,688	700,508
Foreign currency
(in U.S. Dollars):
IFC	Jul, 2013	4.54%	-	27,770
Senior bond I	Apr, 2017	7.50%	393,532	347,501
Senior bond II	Jul, 2020	9.25%	550,471	487,887
Perpetual bond	-	8.75%	335,768	297,944
			1,279,771	1,161,102
			1,544,459	1,861,610

Finance lease	Dec, 2021		1,894,549	1,533,470
Total long-term debt			3,439,008	3,395,080
			4,991,448	3,741,088

The maturities of long-term debt for the next twelve months as of December 31, 2011, are as follows:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

	Consolidated
	2013	2014	2015	2016	After 2016	Without maturity date	Total
Local currency:
BNDES – Loan Safra	27,841	14,996	-	-	-	-	42,837
Safra	64,813	65,632	65,555	-	-	-	196,000
BDMG	6,659	4,741	4,447	4,447	5,557	-	25,851
	99,313	85,369	70,002	4,447	5,557		264,688
Foreign currency
(Dollars):
Senior bond I	-	-	-	-	393,532	-	393,532
Senior bond II	-	-	-	-	550,471	-	550,471
Perpetual bond	-	-	-	-	-	335,768	335,768
	-	-	-	-	944,003	335,768	1,279,771
Total	99,313	85,369	70,002	4,447	949,560	335,768	1,544,459

The fair values of senior and perpetual bonds, as of December 31, 2011, are as follows:

	Consolidated
	Book	Market (a)
Senior bonds (I and II)	944,003	893,346
Perpetual bonds	335,768	257,923

(a)    Senior and perpetual bonds market prices are obtained thru market quotations and exchange rate variation.

Working Capital

On September 30, 2011 the Company, through its subsidiary VRG, raised a working capital loan in the amount of R$50,000 in local currency, subject to a rate of 108.4% of CDI Over p.a.. The Company settled the loan on October 28, 2011.

On March 21, 2011, the Company raised a working capital loan in the amount of R$85,000 (USD 51,121), an effective rate of 3.42% per annum and maturing on March 15, 2012. As of December 31, the balance recorded in current liabilities was R$ 95,894.

As of December 31, 2010, the Company recorded R$83,803 as working capital with a financial institution. Along with the loan, the Company contracted a swap transaction, changing the effective cost of the borrowing to 118% of CDI Over, in domestic currency.  The loan was settled in March 2011.

Industrial CDB

On February 2010, the Company, through its subsidiary Webjet, raised a working capital loan in the amount of R$10,000 in domestic currency. The loan has as guarantee an aircraft and the Company’s endorsement, and is effective for 24 months, adjusted at a rate of certificate of interbank deposit of 6.17% p.a. generating an effective rate of 11.58% p.a., whose last installment falls due on March 14, 2012.   As of December 31, the balance recorded in current liabilities was R$1,250.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

IFC

On July 2006, the Company through its subsidiary VRG, signed a floating rate guaranteed loan from the International Finance Corporation (IFC) in the amount of R$108,000 (USD 50,000). The loan aimed to purchase spare parts and for working capital, with maturity on July 2013(contracted term of six years with grace period of twelve months) interest calculated at LIBOR plus 1.875% p.a. and is guaranteed for a pledge of parts and equipment in the amount of R$7,256 (US$4,167). On July 2009, the Company renegotiated the contract by modifying the debt interest rate to Libor plus 3.75% generating an effective rate on 2011 of 4.54% p.a.. On December 31, 2011, the balance included in short term was R$31,264 (R$13,885 registered in short term and R$27,770 registered in the long term as of December 31, 2010).

Finimp

On October 4, 2011, the Company, through its subsidiary VRG, raised the amount of US$1,667, corresponding to R$3,091 through Banco do Brasil. The purpose of this loan is to purchase parts for aircraft. This funding has as guarantee a promissory note in the amount of U$2,384 (R$4,472). As of December 31, 2011, the amount recorded in current liabilities was R$3,127.

On June 14, 2011 the Company settled R$2,659, related to the Banco do Brasil foreign-currency denominated loan, raised in June 2010.

BNDES loan (Direct)

On July 31, 2006, the Company contracted a funding with BNDES (Direct) with the main goal of expansion  the facilities of Confins Maintenance Center, purchase of domestic equipment and materials, the acquisition of national software, customization of software made in the country and technical and managerial staff, aimed at increasing its market share in civil aviation.

The effective rate for this loan in local currency at December 31, 2010 was 8.66%. As of December 31, 2011 the amount included in current liabilities was R$8,372 (R$14,352 and R$8,372 on December 31, 2010 included in current liabilities and non-current liabilities, respectively). The loan requires as guarantee bank certificate deposits with minimum amount of R$8,000 reported as restricted cash and receivables from travel agencies in the amount of R$16,000.

BDMG

On March 29, 2010, VRG received funds from BDGM (Banco de Desenvolvimento de Minas Gerais) amounting to R$20,000, which will be also used in the financing for the expansion of the Aircraft Maintenance Center at the Confins International Airport in Minas Gerais and the construction of the Brake maintenance center, located in Tancredo Neves International Airport in Lagoa Santa, Minas Gerais.

The total loan term is eight years with 36-month grace period and interests computed using the IPCA (National Price Index Consumer) plus 6% per year. The loan is monthly amortized monthly over 60 months, from April 2013. The financing is guaranteed by an aircraft motor chattel mortgage. As of December 31, 2011, the amount included in current liabilities and noncurrent liabilities was R$3,600 and R$25,851, respectively (R$ 3,376 recorded in current liabilities and R$27,332 recorded as noncurrent liabilities at December 31, 2010).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

BNDES loan – intermediated by Banco Safra

On March 31, 2010, VRG contracted with Banco Safra a credit line amounting to R$44,436 with funds proceeding from the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), by its indirect transfer program “Finame Moderniza BK”. The funds will be destined to the modernization of turbines in specialized Brazilian maintenance centers. The loan term is 48 months, with six month grace period and with capital to be amortized monthly. The monthly payment of interests is computed based on TJLP plus 5.50% per year.

On May 26, 2010, VRG received from Banco Safra the amount of R$23,000 related to the second part of the credit line with funds proceeding from the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), by its indirect transfer program “Finame Moderniza BK”. The loan term is 48 months, with maturity date in May, 2014 with 6 months grace period and major capital to be amortized monthly. The monthly payment of interests is computed based on TJLP plus 5.5% per year.

On September 27, 2010, was released to the VRG at Banco Safra R$33,705 value of which is on the third part of the line of credit with funds from the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) through its program indirect transfer "Finame modernizes BK". The loan has a term of 48 months with maturity date in September 2014, the contract states 6 months grace period, principal amount amortization monthly and firm guarantees of receivables from credit card administrators. The monthly payment of interest is calculated based on the TJLP plus 5.5% per year. On December 31, 2010, the amount recorded in current liabilities and non-current liabilities was R$29,956 and R$42,837, respectively (R$27,550 and R$70,934 as of December 31, 2010).

Citibank

In December 2009, the Company, through its subsidiary Webjet, raised the amount of R$33,630, including transaction costs of R$2,080, with Citibank. The loan is effective for 36 months and is primarily intended to settle the US dollar financing raised by the Company with "Tribeca Aviation Partners" for the acquisition of aircraft. Interest on the agreement is 11.33% per year.  The loan has a bank guarantee of R$26,550.  As of December 31, 2011, the balance recorded in current liabilities was R$19,401.

Safra

On December 2011, the indirect subsidiary Webjet, had a working capital loan in the amount of R$200,000 in local currency, being R$125.000 collected on December 2011 and R$75.000 which maturity date was renegotiated. The loan has a grace period of 18 months and the total payment of R$200,000 will be made in six semiannual installments, based on 125% of the average daily rate of CDI Over, with the last installment maturing on 2015, with guarantee of 30% of Webjet’s receivable from credit card Administrator. The unamortized transaction costs amount to R$4,000.  As of December 31, 2011, the balance recorded in noncurrent liabilities was R$196,000.

Debentures IV

On September 30, 2010, the Company approved the fourth public issue of 600 simple, nonconvertible debentures in a single series by VRG, with Company’s guarantee, without collateral and guaranteed by the Company, at the par value of R$1,000 each, totaling R$600,000.   This issue is intended to prepay the third issue that took place in May 2009 and meet VRG’s working capital requirements.  The issuance costs were R$6,453, totaling the net amount of R$593,547.  The debentures mature within five years after the issue date and they will be fully repaid on September 30, 2015. The debentures bear interest equivalent to 118% of CDI. As of December 31, 2011, the balance recorded in current liabilities was R$595,160 (R$593,870 as of December 31, 2010 recorded in noncurrent liabilities).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

Debentures V

On June 10, 2011, the Company approved the fifth public issue of 500 debentures non-convertible into shares in a single series issued by VRG and guaranteed by the Company, and without collateral at par value of R$1,000, totaling R$500,000. This issue is intended to prepay the working capital needs of VRG. The issuance costs were R$7,264 which total the net amount of R$492,736 and total R$610 have already been amortized and recognized in income. The maturity of the bonds is six years from the date of issuance and its repayment will be entirely recognized on June 10, 2017. The debentures are paid at an interest rate of 120% of CDI. On December 31, 2011, the amount recorded in noncurrent liabilities debt was R$493,284.

Aeroturbine

The Company, through its subsidiary Webjet, hired services from Aeroturbine Inc. so as to exchange or replace defective engines for new and overhauled engines. This service is paid through a financing line directly with the supplier, in US dollars, and payment by 12 monthly installments, without interest. As of December 31, 2011, the balance recorded in current liabilities was R$4,579.

Repurchase of own shares

On September 08, 2011, the Company's Board of Directors authorized the repurchase of its own shares, through call options ("calls"), and the launch of put options ("puts" and options) according to the conditions below, mediated by Santander.

The program's objective is the acquisition of preferred shares, to be held in treasury for subsequent sale and/or cancellation, in accordance with CVM Instructions 10/80 and 390/03. The acquired shares may be deregistered or held in treasury, during which time they will lose their political and economic rights.

The number of calls and puts to be launched or acquired corresponds to a maximum of 9,305,754 registered preferred shares, without par value, issued by the Company, representing up to 10% of outstanding shares, totaling 93,057,541 preferred shares on September 8, 2011.

The Company implemented these transactions under its share buyback program at the São Paulo Stock Exchange BM&FBOVESPA. Under the program context, the Company acquires calls on a certain number of the Company’s preferred shares, and simultaneously sells puts in a number equivalent to its preferred shares in the open market. Since these options are concurrently settled on a net basis, they represent a future synthetic contract to purchase the company’s preferred shares at a specific strike price in a future date.

These transactions result in future obligations to the Company and are recorded, in conformity with paragraphs 46 and 23 of IAS 32, as a financial liability at present value of redemption amounts (strike price). The strike price is determined based on the purchase and sale prices of the option series with liquidity in the open market.

The options will be settled through physical delivery of shares upon the payment of the strike price, which will be determined based on the stock price, plus related financial charges.

The deadline for the performance of the above mentioned transactions is 180 (one hundred and eighty) days counted from September 9, 2011 and the maturity of the options shall not exceed 365 (three hundred sixty-five) days from the date of each transaction.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

The Company shares’ repurchase transactions began on September 12, 2011 and through December 31, 2011. The Company bought back 3,269,800 shares, with maturities from June, 2012, and October, 2012. Premiums paid R$6,856 and premiums received of R$7,423, recorded in shareholders’ equity as a balance sheet item of short-term debt and financing, (which are adjusted to present value, reflecting the Company's share price on December 31, 2011) and which will be written off on the option vesting date.

Since the beginning of the repurchase financing program, no option was vested by the parties involved in the operation.

Finance leases

Future payments of US dollar-denominated finance lease installments are as follows:

	Consolidated
	12/31/2011	12/31/2010
2011	-	227,174
2012	281,165	227,174
2013	292,835	227,174
2014	292,819	227,174
2015	284,205	219,576
2016	276,098	212,645
After 2016	1,118,240	722,805
Total minimum lease payments	2,545,362	2,063,722
Less total interest	(489,058)	(383,618)
Present value of minimum lease payments	2,056,304	1,680,104
Less short-term installment portion	(161,755)	(146,634)
Long-term installment portion	1,894,549	1,533,470

The discount rate used to calculate the present value of the minimum leasing payments is 6.10% as of December 31, 2011 (6.23% at December 31, 2010). There are no significant differences between the present value of minimum leasing payments and the fair value of these financial liabilities.

The Company extended the maturity date of financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables performing calculated withdrawals to be made for a bullet payment settlement at the end of the lease agreement. As of December 31, 2011, the withdrawals made for the repayment at maturity date of the lease agreement amount to R$59,552 (R$37,407 as of December 31, 2010), are recorded in long-term debt.

Covenants

VRG has restrictive covenants ("covenants") in its financing agreements with the following financial institutions: IFC, BNDES, Bradesco  and Banco do Brasil (Debentures IV and V, respectively).

The restrictive covenants measures for these loans are: (i) net debt / EBITDAR, (ii) Current Assets / Current Liabilities, (iii) EBITDA / Debt Service, (iv) Short-term Debt / EBITDA, (v) Liquidity and (vi)

Debt Coverage Ratio (ICD).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

On December 31, 2011, the Company and its subsidiaries did not reach the minimum standards established for the financing from the IFC, BNDES and the Debentures IV and V, bond to EBITDA due to accumulated losses in the year ended December 31, 2011.

VRG issued to BNDES a letter of guarantee of R$14.5 million, whose amount exceeds the current debt, and is not therefore subject to liquidity problems in case it is required to settle such debts.

The Company reclassified the long term balance of the Debentures IV and V for the short term, in order to meet the Brazilian and international accounting standards set out in IAS 1 - Presentation of Financial Statements.

17.  Advance Ticket Sales

As of December 31, 2011, the balance of advance ticket sales in current liabilities of R$744,743 (R$517,006 as of December 31, 2010) is represented by 4,245,181 tickets sold and not yet used (2,270,720 as of 31 December 2010) with 75 days of average term of use (95 days as of December 31, 2010).

As described in explanatory note 2.3, in the first quarter of 2011, the Company implemented a new revenue accounting system – ARACS and identified a difference between the balance of advance ticket sales calculated by the ARACS and the accumulated balance recorded in the old system (New Skies), in the amount of R$56,760 (R$37,462 net of PIS and Cofins). This difference arises from the fact that the old system recorded interline sales and mileage use in accordance with the amounts set in the related agreements but did not record the provision of the respective services, but rather based on the prices of domestic tickets.

18.  Smiles Deferred Revenue

As of December 31, 2011, the balance of Smiles deferred revenue is R$71,935 and R$214,779 classified in the current and non-current liabilities, respectively (R$55,329 and R$152,327 as of December 31, 2010). The number of miles open on December 31, 2011 amounted to 23.004.285.890 (16.960.469.902 on December 31, 2010).

19. Advances from Customers

As of December 31, 2011, the Company recognized R$30,252 in line item “advances from customers” in current liabilities, arising from the Co-branded Operating Agreement in the amount of R$ 9,620 and from the advance of CVC Brasil Operadora e Agência de Viagens S.A. (“CVC”), amounting to R$20,632, as detailed below.  As of December 31, 2010, the amounts recorded as advances from customers amounted to R$24,581 and R$33,262 in current and noncurrent liabilities, respectively.

Operating Agreement- Co-Branded

The Company, through its subsidiary VRG, signed with Banco Bradesco S.A. and Banco do Brazil S.A., in September 2009, an Operating Agreement for the sale of miles and right to use the database of the Smiles mileage program, relating to the issuance of co-branded credit cards. The agreement is effective for five years.

The table below summarizes the aggregate amounts relating to these agreements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

Payment method:

Purchase of miles (i)	R$204,000
Right to access the customer database of the Smiles program (ii)	R$16,086
Right to use the Smiles brand in credit cards (iii)	R$32,000
Total	R$252,086

(i)       The purchase of miles was accounted for as advance from customers. The total amount received by the Company to purchase miles was R$204,000, which corresponds to the fair value of miles sold under this agreement, based on similar market transactions. These amounts are transferred from “advances from customers” to “deferred revenue from the mileage program”, to the extent that the banks request the issue of miles on behalf of their customers’ Smiles accounts. The balance of R$9,169 as of December 31, 2011 (R$49,746 as of December 31, 2010) corresponds to the remaining miles that were not awarded to the customers' accounts and transferred to the deferred revenue of the mileage program as of that date.

(ii)     The rights to use the database of customers Smiles were recorded as other current and non-current liabilities. This amounts are recognized on other revenues balance, linearly for the contracted period of five years. The Company offers the updated databanks to the counterparties, as described in the agreement.

(iii)   The right to use the Smiles flag in the credit cards was recorded as other revenues in July 2009 since the Company did not hold any contractual obligation to return the amount and this value was not associated with any service to be provided.

CVC Advance

The Company, through its indirect subsidiary Webjet, holds an advance made on October 26, 2011 in the amount of R$25,000, related to an agreement signed with CVC, to buy tickets from Webjet.

On December 31, 2010, the Company had the amount of R$8,097 recorded as advances from customers in current liabilities related to an agreement firmed with CVC thru its subsidiary VRG, finished at the begin of 2011.

20. Taxes Payable

	Consolidated
	12/31/11	12/31/10

PIS and COFINS	107,987	84,022
REFIS	24,249	38,247
IRRF on payroll	26,372	20,895
ICMS	12,602	7,165
Import tax	3,410	3,712
CIDE	1,274	354
IOF	670	125
IRPJ and CSLL to collect	8,573	779
Others	4,534	2,613
	189,671	157,912

Current	76,736	58,197
Noncurrent	112,935	99,715

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

PIS and COFINS

With the beginning of the non-cumulative calculation system of taxes on revenue PIS (Law
10637/02) and COFINS (Law 10833/03), the subsidiary VRG implemented those rules and challenged in the courts the rate used to calculate these taxes. The provision recorded in balance sheet as of December 31, 2011, amounting to R$105,241 (R$84,022 as of December 31, 2010) includes the unpaid portion, adjusted for inflation using the SELIC (Central Bank’s policy rate). There are escrow deposits in the amount of R$77,539 (R$66,963 as of December 31, 2010) to ensure the suspension of the tax collection. On January 9, 2012, as described on note 29, the Company filed the withdrawal of judicial process and is awaiting review and approval of the conversion of deposits by the Judicial Court.

In the first quarter ended March 31, 2011, the Company identified R$24,058 arising from PIS and COFINS. During the fourth quarter of 2011 the Company revised the criteria for calculation of PIS and COFINS, as disclosed in Note 8 and offset the full amount provisioned with the calculated amounts in this review.

Adherence to the Program of Subdivision of Federal Taxes (REFIS)

On November 30, 2009, the Company and its subsidiary VRG filed its adherence to the Program of Subdivision of Federal Taxes (REFIS), as prescribed by Law no. 11,941 of May 27, 2009, including all debts with the Receita Federal do Brasil (Brazilian Federal Revenue Service) and Procuradoria-Geral da Fazenda Nacional (Brazilian National Treasury Attorney General’s Office), maturing through November 30, 2008.

Management decided to pay debts in the amount of R$11,610 related to GLAI and R$35,012 related to VRG in 180 installments. This payment method offers reductions of 60% (sixty percent) of the late payment fines, 25% (twenty-five percent) of interest, and 20% (twenty percent) of assessment fines, reducing the GLAI and VRG debt to R$10,257 and R$27,990, respectively.

The debts consolidation occurred on June 29, 2011, according with to PGFN/RFB Resolution 2/2011, and upon such consolidation the Company and its subsidiary VRG used a portion of their tax credits relating to tax loss carry forwards and negative basis of social contribution to settle amounts related to interest and penalties amounting to R$1,637 and R$8,013 for GLAI and VRG, respectively.

The Company and its subsidiary VRG have paid REFIS installments on the consolidated debt in June/11.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

21. Provisions

	Consolidated
	Insurance provision	Provision for anticipated return of aircraft	Return of aircraft and engine	Onerous contracts	Litigation	Total
Balance as of December 31, 2010	31,070	-	33,287	9,885	70,636	144,878
Additions from Webjet’s acquisition (note 12)	1,938	-	39,662	-	2,245	43,845
Additional provisions recognized	38,251	26,263	167,504	15,393	6,218	253,629
Utilized provisions	(47,760)	-	(59,409)	(25,278)	(3,155)	(135,602)
Balance as of December 31, 2011	23,499	26,263	181,044	-	75,944	306,750

Balance as of December 31, 2010
Current	31,070	-	21,227	3,669	-	55,967
Noncurrent	-	-	12,060	6,216	70,636	88,911
	31,070	-	33,287	9,885	70,636	144,878

Balance as of December 31, 2011
Current	23,499	16,252	35,817	-	-	75,568
Noncurrent	-	10,011	145,227	-	75,944	231,182
	23,499	26,263	181,044	-	75,944	306,750

Onerous Contracts

On December 31, 2011 the subsidiary VRG, reversed the entire provision of onerous contracts, concerning two Boeing 767-300 aircraft, due to the transfer of aircraft and the installments contracts of operating leases based on the long-term strategic agreement signed with Delta Airlines,Inc..

Provision for anticipated return of Webjet’s aircraft

In 2011, according to the strategic planning of     Webjet, provision was made for anticipated return of aircraft. This provision was calculated based on the return flow of 14 aircraft Boeing 737-300 with operating leases contracts, as part of the Company's fleet renewal. The anticipated returns from aircraft are scheduled to occur between 2012 and 2013 and the original maturities of leases are in between 2012 to 2014. On December 31, 2011 the amount recorded in current liabilities and noncurrent was R$16,252 and R$10,011 respectively.

Return of aircraft and engines

The provision for return considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option, as described in return conditions of lease contracts, which the counterpart is capitalized in the fixed assets, note 14.

In the first quarter ended March 31, 2011, the Company recognized an additional provision arising from the increased costs incurred in aircraft and engines returning when compared to the values previously estimated.

Lawsuits

As of December 31, 2011, the Company and its subsidiaries are parties to 23,267 lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operation (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations). Under this classification, the number of proceedings is as follows:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

	Operation	Succession	Total
Civil lawsuits	13,026	656	13,682
Civil proceedings	1,638	20	1,658
Civil miscellaneous	48	-	48
Labor lawsuits	4,178	3,618	7,796
Labor proceedings	81	2	83
Total	18,971	4,296	23,267

The civil lawsuits are primarily related to compensation claims generally related to flight delays, flight cancellations, baggage loss, and damages. The labor claims primarily consist of discussions related to overtime, hazard pay, and pay differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	12/31/11	12/31/10
Civil	34,101	29,786
Labor	41,843	40,850
	75,944	70,636

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other lawsuits assessed by management and its legal counsel as possible risks, in the estimated amount of R$33,221 for civil claims and R$16,019 for labor claims at December 31, 2011 (R$10,681 and R$7,530 as of December 31, 2010 respectively), for which no provisions are recognized.

On December 31, 2011 the Company was party to three (03) labor lawsuits in France due to debts of the former Varig S.A. The amount involved in the discussions, not provisioned, is approximately R$5,112 (corresponding to € 2.1 million). Initially the company was party to four (04) labor suits, during the quarter ended September 30, 2010, the Company obtained a favorable court decision of not succession in one (01) of the labor suits.

The Company and its subsidiaries are is challenging in court the ICMS levied on aircraft and engines imported under aircraft lease transactions without purchase options in transactions carried out with lessors headquartered in foreign countries. The Company’s and its subsidiaries’ management understands that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject matter of the contract. Management believes there are no the evidence of goods circulation and so, there are no legal events to generate ICMS taxation.

The estimated aggregated amount of the ongoing lawsuits related to the non-levy of ICMS tax on said imports is R$205,102 as of December 31, 2011 (R$193,173 as of December 31, 2010) adjusted for inflation, not including later payment charges. Based on its legal counsel’s opinion and supported by similar lawsuits with favorable decisions to taxpayers by the Superior Court of Justice (STJ) and Supreme Federal Court (STF) in the second quarter of 2007, the Company understands that the likelihood of loss is remote, and thus did not recognize provisions for these amounts. Although the outcome of these lawsuits and proceedings cannot be anticipated, the Company’s management, based on the opinion of its outside legal counsel, understands that the final decisions on these lawsuits will not have any material adverse impact on the financial position, operating results, and cash flows of the Company.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

22.  Shareholders’ Equity

a)        Issued capital

As of December 31, 2011, the Company’s capital is represented by 270,390,004 shares, of which 137,032,734 are common and 133,357,270 are preferred (270,336,668 shares as of December 31, 2010, of which 137,032,734 are common and 133,303,934 are preferred). The Fundo de Investimento em Participações Volluto is the Company’s controlling fund, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Shares are held as follows:

	12/31/2011			12/31/2010
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	22.21%	61.63%	100.00%	26.98%	63.99%
Delta Airlines, Inc	-	6.22%	3.07%	-	-	-
Wellington Management Company	-	5.04%	2.49%	-	0.05%	0.02%
Fidelity Investments	-	5.27%	2.60%	-	-	-
Treasury shares	-	2.79%	1.38%	-	0.34%	0.17%
Other	-	1.50%	0.74%	-	1.42%	0.70%
Free float	-	56.97%	28.09%	-	71.21%	35.12%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital as of December 31, 2011 is R$4.0 billion. Within the authorized limit, the Company can, as approved by the Board of Directors, increase its capital regardless of any amendment to its bylaws, by issuing shares, without necessarily keeping the proportion between the different types of shares. The Board of Directors will define the issuance conditions, including price and payment term.

On February 22, 2011, the Board of Directors approved the capital increase of R$626 through the private issue of 32,487 preferred shares, all registered with no par value, to the exercise of stock options .

On May 10, 2011, the Board of Directors approved the capital increase of R$181 through the issue of 15,480 preferred shares, all registered and without par value, depending on the exercise of the purchase plan stock options.

On December 21, 2011, the Board of Directors approved the capital increase of R$38, 3,138 by issuing preferred shares, arising from the exercise of option to purchase shares granted under the Option Plan.

On the same date, a capital increase of R$295,795 million, with the possibility of partial confirmation by the private issuance of 13,445,235 shares with 6,825,470 shares and 6,619,765 preferred shares was approved. This operation remains open during the first half of 2012, in the exercise of preemptive rights by the holders of shares of the Company for the subscription of shares resulting from the capital increase subject to approval. Together with this capital increase the capitalization of Delta Air Lines, Inc. ("Delta") investment, with the acquisition of 8,300,455 (eight million, three hundred thousand, four hundred and fifty-five) preferred Company shares, acquired from Fundo Volluto by converting these shares into ADRs (American Depositary Receipts) was introduced. Fundo Volluto, held an advance for future capital increase of R$182,610 (US$ 100,000), the amount received by the transfer of its shares for Delta, aiming to rebuild their equity position. This advance is bound to increase in capital 8,300,455 (eight million, three hundred thousand, four hundred and fifty-five) shares, equivalent to 6,825,469 (six million, eight hundred and twenty five thousand, four hundred and sixty-nine) common shares and 1,474,986 (one million four hundred and seventy-four, nine hundred eighty-six) preferred shares, priced at R$ 22.00 (twenty-two reais).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

The Company made a trade agreement as part of the alliance with Delta, its new shareholder, involving code-share (flights sharing), allowing Delta to put its brand on more flights of the Company in Brazil, the Caribbean and South America, and the Company to put its brand on Delta services between Brazil and the United States, and from the U.S. to other destinations, expanding flight options for customers of both companies and expanding its reach in the network. In addition, the agreement aims to optimize the connection of flights and align services and benefits to customers in the SMILES frequent flyer programs and Sky Miles, among other synergies.

The price of Company shares as of December 31, 2011 are quoted, in the São Paulo Stock Exchange – BOVESPA, in the amount of R$12.44 and US$6.63 in New York Stock Exchange – NYSE. The book value per share as of December 31, 2011 R$8.24 (R$10.83 as of December 31, 2010).

b)    Retained earnings

i. Legal reserve

It is recognized by allocating 5% of profit for the year after the absorption of accumulated losses in accordance with Article 193 of Law 11.638/07, limited to 20% of the capital, according to the Brazilian Corporate Law and the Company’s bylaws. On December 31, 2011, the legal reserve was used to absorb losses for the year amounting to R$49,833.

ii. Reinvestment reserve

The reserve of retained earnings was constituted under Article 196 of Law 6.404/76, which intended to use in planned investments in the capital budget, approved at the Board of Directors.

As of December 31, 2011, the reserve for reinvestment of profits of R$479,699 was reversed in its entirety, against accumulated losses to meet the compliance with Article 189 of Law 6.404/76.

c)    Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders, in the aggregate of at least 25% of annual adjusted profit determined in accordance with the Brazilian corporate law, which permits the payment of cash dividends only from retained earnings, and certain reserves recognized in the Company’s statutory accounting records.

As of December 31, 2011, the Company did not recognize dividends payable to its shareholders as a result of the net loss recorded in the year.

d)    Treasury shares

As of December 31, 2011, the Company has 3,724,225 treasury shares, totaling R$51,377, with a fair value of R$46,329 (R$11,887 in shares with fair value of R$11,792 as of December 31, 2010).

In compliance with Item IV art.4 of CVM Instruction 390/03, the table below shows the changes in the number of outstanding shares held in treasury:

	Treasury shares	Repurchase of shares	Total
Balance as of December 31, 2010	454,425	-	454,425
Repurchase of shares by exercise of options (a)	-	3,269,800	3,269,800
Balance as of December 31, 2011	454,425	3,269,800	3,724,225

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

(a)       Shares acquired through the repurchase program, see Note 16.

e)    Share-based payments

As of December 31, 2011, the balance of share-based payments reserve was R$68,602. The Company recorded a share-based payment expense amounting to R$24,875 during the period ended December 31, 2011, with a balancing item in the income statement as personnel costs (R$24.743 as of December 31, 2010).

f) Other comprehensive income

The fair value measurement of short-term investments classified as available for sale and financial instruments designated as cash flow hedges is recognized in line item Valuation Adjustments to Equity, net of taxes, until maturity of the contracts. The balance as of December 31, 2011 corresponds to a loss of R$79,268 (gain of R$11,073 as of December 31, 2010).

23. Sales Revenue

a)        The net sales revenue for the period has the following composition:

	Consolidated
	12/31/11	12/31/10	12/31/09
Passenger transportation	6,947,195	6,500,784	5,076,886
Cargo transportation and other revenue	925,492	802,632	948,496
Gross revenue	7,872,687	7,303,416	6,297,929
Related taxes	(333,379)	(323,969)	(272,547)
Net revenue	7,539,308	6,979,447	6,025,382

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

b)        Revenue by geographical segment is as follows:

	12/31/11%		12/31/10%		12/31/09%
Domestic	7,000,001	92.8	6,548,069	93.8	5,661,101	94.0%
International	539,307	7.2	431,378	6.2	364,281	6.0%
Net revenue	7,539,308	100	6,979,447	100,0	6,025,382	100.0%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

24. Financial Revenue

	Consolidated
Financial income	12/31/2011	12/31/2010
Income from derivatives	264,143	41,513
Income from short-term investments and Investment funds	147,508	103,906
Monetary variation	15,919	5,931
Discounts obtained	3,530	3,911
Interest on prepayments for aircraft acquisition	-	9,902
Other	46,424	18,744
	477,524	183,907
Financial expenses
Loss from derivatives	(316,568)	(158,535)
Interest on short and long term debt	(414,430)	(297,256)
Bank interest and expenses	(24,648)	(21,818)
Discounts granted	-	(38,033)
Monetary variation	(8,687)	(6,477)
Other	(70,208)	(19,636)
	(834,541)	(541,755)

Foreign exchange changes, net	(398,897)	46,549

TOTAL	(755,914)	(311,299)

25. Commitments

As of December 31, 2011 the Company had with Boeing 91 firm orders, 10 purchase rights and 40 purchase options granted on non-onerous basis, for aircraft acquisition. The commitments to  purchase aircraft include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including contractual discount is R$15,780,007 (corresponding to US$8,412,414) and are segregated according to the following periods:

12/31/11
2012	896,087
2013	2,938,786
2014	4,341,879
2015	3,740,135
2016	3,207,569
After 2016	655,551
15,780,007

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

As of December 31, 2011, in addition to the commitments mentioned above, the Company will be required to pay the amount of R$1,991,402, as advances for aircraft acquisition, as follows:

12/31/11
2012	443,909
2013	537,137
2014	501,975
2015	407,115
2016	94,634
After 2016	6,632
1,991,402

The installment financed by Long-term debt, collateralized by the aircraft by the U.S. Ex-Im Bank (“Exim”) corresponds approximately to 85% of total cost of the aircraft. Other agents finance the acquisitions with percentages equal or above this percentage, reaching up to the limit of 100%.

The Company is making payments related to the acquisition of aircraft using its own funds, short and long term debt, cash provided by operating activities, short- and medium-term credit facilities, and supplier financing.

The Company leases its entire aircraft fleet using a combination of finance and operating leases, except for 6 aircrafts owned by its indirect subsidiary Webjet. As of December 31, 2011, the total leased fleet was comprised of 144 aircraft  (124 from VRG and 20 from Webjet), which 99 were operating leases and 45 were recorded as finance leases. The Company has 39 financial aircraft with purchase option. During the three months ended December 31, 2011, the Company received 3 aircraft based on lease contracts, being 1 financial and 2 operational and there was a return of 1 737-700 aircraft. During the year ended December 31, 2011, the Company received 11 aircraft based on lease contracts, being 6 financial and 5 operational, and  returns 8 aircraft, including: (i) 4 aircraft 737-300, (ii ) 3 aircraft 767-300, and (iii) 1 aircraft 737-700.

a)        Operating leases

Future payments of non-cancelable operating leases are denominated in U.S. dollars, and are as follows:

	12/31/2011	12/31/2010
2011	-	504,784
2012	594,976	481,109
2013	517,326	414,202
2014	341,486	261,098
2015	205,631	149,637
2016	157,231	107,221
After 2016	452,831	252,912
Total minimum leasing payments	2,269,481	2,170,963

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

b)    Sale-leaseback transactions

As of December 31, 2011, the Company recognized R$7,564 and R$15,931, as ‘Other payables’ in current and non-current liabilities, respectively (R$7,564 and R$23,495 as of December 31, 2010), related to gains on sale-leaseback transactions performed by its subsidiary GAC Inc. in 2006, related to eight 737-800 Next Generation aircraft. This gain is being deferred proportionally to the monthly payments of the related lease agreements over the contractual term of 124 months.

On the same date, the Company recorded R$9,373 and R$44,828, in ‘Prepaid expenses’, in current and non-current assets, respectively (R$9,373 and R$54,201 as of December 31, 2010), related to losses on sale-leaseback transactions performed by its subsidiary GAC Inc. during the years of 2007, 2008 and 2009, related to nine aircraft. These losses are being deferred and amortized proportionally to the monthly payments of the operational lease agreements over the contractual term of 120 months.

Additionally, in the period ended December 31, 2011, the Company recorded a gain of R$21,738, recognized directly in profit or loss (gains of R$17,765 and losses of R$3,155 as of December 31, 2010) since gains and losses on sale-leaseback transactions were not offset over lease terms.

26.  Financial instruments

The Company and its subsidiaries have financial asset and financial liability transactions, which consist partially of derivative financial instruments.

The financial derivative instruments are used to hedge against the inherent risks relating to the operation. The Company and its subsidiaries consider as most relevant risks: fuel price, exchange rate and interest rate. These risks are mitigated by using exchange swap derivatives, U.S. dollar futures and options contracts in the oil market, U.S. dollar and interest.

Management follows a documented guideline when managing its financial instruments, set out in its Risk Management Policy, which is periodically revised by the Financial Policy and Risk Committee, after approved by the Board of Directors. The Committee sets the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and possible financial effects and also prevents the execution of speculative financial instruments transactions.

The gains on these transactions and the application of risk management controls are part of the Committee’s monitoring and are satisfactory to the objectives proposed.

The fair values of financial assets and liabilities of the Company and its subsidiaries are established through information available on the market and according to valuation methodologies.

Most of the derivative financial instruments hired with the purpose of hedging against fuel and exchange rates risks provide scenarios with low probability of occurrence, and thus have lower costs compared to other instruments with higher probability of occurrence. Consequently, despite the high correlation between the hedged item and the derivative financial instruments hired, a significant portion of the transactions presents ineffective results upon settlement, which are presented in the tables below.

The description of the consolidated account balances and the categories of financial instruments included in the balance sheet as of December 31, 2011 and December 31, 2010 is as follows:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

	Measured at fair value through profit and loss			Measured at amortized cost (a)		Measured at fair value but not through profit and loss (Assets available for sale)
	12/31/11		12/31/10	12/31/11	12/31/10	12/31/11	12/31/10
Assets
Cash and cash equivalents	1,230,287		1,955,858	-	-	-	-
Short-term investments	1,009,068	(c)	-	-	-	-	22,606
Restricted cash	109,095		34,500	-	-	-	-
Derivatives operation assets	4,213		10,420	-	-	-	-
Accounts receivable	-		-	354,134	303,054	-	-
Deposits	-		-	455,127	127,963	-	-
Other credits	-		-	57,758	57,246	-	-
Hedge premium	11,572		23,334	-	-	-	-

Liabilities
Loans and financing	-		-	4,991,448	3,741,088	-	-
Suppliers	-		-	414,563	215,792	-	-
Derivatives Obligation	115,432	(b)	1,646

(a)      The Company understands that their fair values are approximate their book values, except by the amounts related to Perpetual Bonds  and Senior Notes, as disclosed on Note 16.

(b)     The Company records as of December 31, 2011 the amount of R$79,268 in shareholders’ equity as valuation adjustment to equity as a balancing item of this liability.

(c)      The Company manages its investment as a part of its cash to supply its operational expenses.

Risks

The operating activities subject the Company and its subsidiaries to the following financial risks: market (including currency risk, interest rate risk, and fuel price risk), credit and liquidity risks.

The Company’s risk management policy aims at mitigating potential adverse effects from transactions that could affect its financial performance.

The Company’s and its subsidiaries’ decisions on the exposure portion to be hedged against financial risk, both for fuel consumption and currency and interest rate exposures, consider the risks and hedge costs.

The Company and its subsidiaries do not usually contract hedging instruments for its total exposure, and thus they are subject to the portion of risks resulting from market fluctuations. The portion of exposure to be hedged is determined and reviewed at least quarterly in compliance with the strategies determined in the Risk Policies Committees.

The relevant information on the main risks affecting the Company’s and its subsidiaries’ operations is as follows:

a) Fuel price risk

As of December 31, 2011, fuel expenses accounted for 40% of the costs and operating expenses of the Company and its subsidiaries. The aircraft fuel price fluctuates both in the short and in the long terms, in line with crude oil and oil byproduct price fluctuations.

In order to mitigate the fuel price risk, the Company and its subsidiaries contract derivatives linked mainly to crude oil and possibly its byproducts. As of December 31, 2011, the Company used options, collar and swap agreements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

Fuel hedge transactions, classified as cash flow hedges are contracted by the counterparties rated as investment grade, or are performed on the NYMEX.

b) Exchange rate risk

The exchange rate risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. The exposure of the Company’s and its subsidiaries’ assets and liabilities to the foreign currency risk mainly derives from foreign currency-denominated leases and financing.

The Company’s and its subsidiaries’ revenues are mainly denominated in Reais, except for a small portion in U.S. dollars, Argentinean pesos, Bolivian bolivianos, Chilean peso, Colombian peso, Paraguay guarani, Uruguayan peso, Venezuela bolivar, etc.

In order to mitigate the currency risk, the Company contracts the following currency derivatives: U.S. dollar futures and options settled on the BM&F-BOVESPA. These transactions may be performed using exclusive investment funds, as described in the Company’s Risk Management Policy.

The Company’s foreign exchange exposure as of December 31, 2011 and December 31, 2010 is as follows:

	Consolidated

	12/31/2011	12/31/2010
Assets
Cash and short-term investments	237,668	218,909
Deposits	455,127	127,963
Hedge premium	11,572	-
Prepaid Expenses with leases	30,382	33,322
Related parties transaction	-	-
Others	6,588	14,679
Total assets	741,337	394,873
Liabilities
Foreign suppliers	32,270	27,831
Short- and long-term debt	1,455,336	1,371,323
Finance leases payable	1,996,752	1,639,981
Other leases payable	59,552	37,407
Provision for aircraft return	181,044	-
Related Parties	-	-
Other U.S. dollar-denominated liabilities	7,616	46,435
Total liabilities	3,732,570	3,122,977
Exchange exposure in R$	2,991,233	2,728,104
Obligations not recognized in balance sheet
Future obligations resulting from operating leases	1,991,402	1,943,880
Future obligations resulting from firm aircraft orders	15,780,007	16,427,824
Total	17,771,409	18,371,704

Total exchange exposure R$	20,762,642	21,099,808
Total exchange exposure US$	11,068,686	12,663,431
Exchange Rate (R$/US$)	1,8758	1,6662

c) Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in domestic and foreign interest rates, substantially the CDI and Libor, respectively. The highest exposure is in lease transactions, indexed to the Libor, and local debt.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

In the period ended December 31, 2011, for interest rate hedges, the Company and its subsidiaries held swap transactions with counterparties rated as investment grade.

d)  Credit risk

The credit risk is inherent in the Company’s and its subsidiaries’ operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, including bank deposits.

The trade receivable credit risk consists of amounts falling due of the largest credit card companies, with credit risk better than or equal to those of the Company and its subsidiaries, and receivables from travel agencies, installment sales, and government sales, with a small portion exposed to risks from individuals or other entities.

As defined in the Risk Management Policy, the Company and its subsidiaries are required to evaluate the counterparty risks in financial instruments and diversify the exposure. Financial instruments are performed with counterparties rated at least as investment grade by S&P and Moody’s, or they are mostly contracted on commodities and futures exchanges (BM&FBOVESPA and NYMEX), which substantially mitigates the credit risk. The Company’s and its subsidiaries’ Risk Management Policy establishes a maximum limit of 20% per counterparty for short-term investments.

e)  Liquidity risk

Liquidity risk takes on two distinct forms: market liquidity risk and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates.

As a way of managing the liquidity risk, the Company and its subsidiaries invest its funds in liquid assets (governmental bonds, CDBs, and investment funds with daily liquidity), and the Cash Management Policy establishes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio. As of December 31, 2011, the weighted average maturity of the Company’s and its subsidiaries’ financial assets was 22 days and of their financial liabilities was 5 years.

As shown in Note 26, in order to hedge future commitments, the Company and its subsidiaries use derivative financial instruments contracted with prime banks for cash management purposes.

f)  Capital management

The table below shows the financial leverage rate as of December 31, 2011 and December 31, 2010:

	Consolidated
	12/31/11	12/31/10
Shareholder’s equity	2,227,753	2,929,169
Cash and cash equivalents	(1,230,287)	(1,955,858)
Restricted cash	(109,095)	(34,500)
Short-term investments	(1,009,068)	(22,606)
Short- and long-term debts	4,991,448	3,741,088
Net debt (a)	2,642,998	1,728,124
Total capital (b)	4,870,751	4,657,293
Leverage ratio (a) / (b)	54%	37%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

The increase in leverage ratio occurred mainly due to the reduction in equity resulting from accumulated losses accrued in the year 2011 and additionally by the increase in total gross debt, both partially offset by an increase in total cash position.

Additionally, the Company and its subsidiaries are still committed to keep the amount of cash and cash equivalent close to 25% of the net revenue for the last twelve months.

Derivative financial instruments

The derivative financial instruments were recognized in the following balance sheet line items:

Description	Balance sheet account	12/31/11	12/31/10
Gain on derivatives operation (assets)	Other receivables	4,213	10,420
Loss on derivatives operation (liabilities)	Loss on derivatives operation	115,432	1,646
Premiums of options contracts (assets)	Prepaid expenses	11,572	23,334

The Company and its subsidiaries adopt hedge accounting and in December 31, 2011, the derivative contracted to hedge currency risks, interest rate risk and fuel price risk as "cash flow hedge", according to the parameters described in international standard IAS 39.

Classification of derivatives financial instruments

i) Cash flow hedges

The Company and its subsidiaries use cash flow hedges to hedge against future revenue or expense fluctuations resulting from changes in the exchange rates, interest rates or fuel price, and accounts for actual fluctuations of the fair value of derivative financial instruments in shareholders’ equity until the hedged revenue or expense is recognized.

The Company and its subsidiaries estimates the effectiveness based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items.

The instruments are considered as effective when the fluctuation in the value of derivatives offsets between 80 % to 125% the impact of the price fluctuation on the cost or expense of the hedged item.

The balance of the actual fluctuations in the fair values of the derivatives designated as cash flow hedges is transferred from shareholders’ equity to profit or loss for the period in which the hedged costs or expenses impacts profit or loss. Gains or losses on effective cash flow hedges are recorded in balancing accounts of the hedged expenses, by reducing or increasing the operating cost, and the ineffective gains or losses are recognized as financial income or financial expenses for the year.

ii) Derivative financial instruments not designated as hedges

The Company and its subsidiaries contracts derivative financial instruments that are not formally designated for hedge accounting. This occurs when transactions are in the short term and the control and disclosure complexity make them unfeasible, or when the change in a derivative’s fair value must be recognized in profit or loss for the same period of the effects of the hedged risk.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

Designation of hedged item

a)    Fuel hedge

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contracts crude oil derivatives and its byproducts—West Texas Intermediate (WTI), Brent and Heating Oil—to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with jet fuel prices.

As of December 31, 2011, the Company and its subsidiaries have derivative contracts designated as cash flow hedge fuel, traded in Nymex and OTC markets.

Oil derivative contracts, designated as fuel hedges of the Company and its subsidiaries, are summarized below:

Closing balance at:	12/31/11	12/31/10
Fair value at end of period (R$)	(9,217)	33,205
Average term (months)	2	4
Volume hedged for future periods (thousand barrels)	3,631	2,109
Gains (losses) with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)	(20,898)	10,586

Period ended:	2011	2010
Gains on hedge effectiveness recognized in operating costs (R$)	-	215
Gains (losses) on hedge ineffectiveness recognized in financial income (expenses)	24,360	(7,666)
Gains (losses) on hedge ineffectiveness recognized in financial income (expenses) for future periods (R$)	(23,583)	(43,762)
Total gains (losses) on hedge ineffectiveness recognized in financial income (expenses) (R$)	777	(51,428)
Exposure percentage hedged during the year	43%	45%

The table below shows the notional amount of derivatives designated as hedges contracted by the Company and its subsidiaries to hedge future fuel expenses, the average rate contracted for the derivatives, and the percentage of fuel exposure hedged by reporting period as of December 31, 2011:

Market risk factor: Fuel price
Over-the-counter market
	1T12	2T12	3T12	4T12	Total 12M
Percentage of fuel exposure hedged	48%	41%	27%	20%	34%
Notional amount in barrels (thousands)	1,984	1,687	1,162	861	5,694
Future rate agreed per barrel (US$) *	124.71	122.20	113.16	101.60	118.11
Total in reais **	464,109	386,699	246,652	164,088	1,261,549

* Weighted average between call strikes,

** The exchange rate as of 12/31/11 was R$1.8758/ US$1.00.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

b)        Foreign Exchange Hedge

The Company and its subsidiaries uses derivative contracts as U.S. dollar hedges conducted with BM&FBOVESPA, using an exclusive investments fund as vehicle for contracting risk coverage.

In September 2011, Management, faced with a future economic scenario, decided to suspend temporarily the currency hedge of the Company’s cash flows.

As of December 31, 2011, the Company and its subsidiaries do not have financial assets or bank guarantee linked to margin deposits.

As of December 31, 2011, the Company and its subsidiaries do not have foreign exchange derivative contracts designated as U.S. dollar cash flow hedges. Losses from hedge ineffectiveness recognized during the twelve-month period ended December 31, 2011 and of 2010 are presented below:

Closing balance at:	12/31/2011	12/31/2010
Fair value at end of period (R$)	-	109
Longer remaining term (months)	-	4
Hedged volume for future periods (US$)	-	65,000

Period ended:	2011	2010	2009
Hedge effectiveness losses recognized in operating costs and expenses (R$)	-	-	(11,833)
Hedge ineffective gains (losses) recognized in financial income (expenses) (R$)	823	(22,464)	39,207
Hedge ineffective gains (losses) recognized in financial income (expenses) for future competences (R$)	(530)	(28,269)	(1,171)
Total hedge ineffective gains (losses) recognized in financial income (expenses) (R$)	293	(50,733)	38,036
Percentage exposure hedged during the period	4,2%	21%	18%

As of December 31, 2011, the Company and its subsidiaries have no foreign currency derivative contracts designated as U.S. dollar fair value hedge. The hedge effective losses recognized in financial expenses for the Twelve-month period ended December 31, 2011 are summarized below:

Closing balance at:	12/31/11	12/31/10
Fair value at end of period (R$)	-	(6,645)
Finance leasing (US$)	-	984,264
Volume hedged (US$)	-	388,750
Actual percentage of hedged exposure	-	39%

Period ended:	2011	2010
Hedge effectiveness losses recognized in financial expenses (R$)	(34,130)	(15,819)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

As of December 31, 2011, the Company and its subsidiaries have the following derivatives instruments to hedge against U.S. dollar fluctuations not designated for hedge accounting:  currency swaps (USD x CDI) to hedge a credit facility (working capital). The table below shows the amounts recognized in financial income (expenses) related to these transactions:

Period ended:	2011	2010
Gains (losses) recognized in financial income (expenses)	2,618	(7,709)

c)        Interest rate hedges

As of December 31, 2011, the Company and its subsidiaries have swap derivatives designated as cash flow hedge for Libor hedge, in the notional amount of US$505 million. The following is a summary of Company and its subsidiaries interest rate derivative contracts designated as Libor cash flow hedges:

Closing balance at:	12/31/11	12/31/10
Fair value at end of period (R$)	(88,440)	-
Face value at end of period (US$)	505,181	-
Face value at end of period (R$)	947,618	-
Hedge losses recognized in shareholders’ equity, net of taxes (R$)	(58,370)	-

Period ended:	2011	2010
Hedge effectiveness gains (losses) recognized in financial income (expenses) (R$)	(279)	-

As of December 31, 2011 the Company and its subsidiaries held positions in Libor interest derivative contracts not designated for hedge accounting, in the notional amount of US$31 million The table below shows the amounts recognized in financial income and expenses related to these transactions:

Period ended:	2011	2010
Gains (losses) recognized in financial income ( expenses)	(21,704)	(5,754)

Sensitivity analysis of derivative financial instruments

IFRS

Besides the sensitivity analysis based on the abovementioned standards, the Company and its subsidiaries also analyze the impact of the financial instrument quotation fluctuation on the  Company’s and its subsidiaries’ profit or loss and shareholders’ equity considering:

•                Increase and decrease by 10 percentage points in fuel prices, by keeping constant all the other variables;

•                Increase and decrease by 10 percentage points in dollar exchange rate, by keeping constant all the other variables;

•                Increase and decrease by 10 percentage points in Libor interest rate, by keeping constant all the other variables;

The sensitivity analysis includes only relevant monetary items that are material for the risks above mentioned. A positive number indicates an increase in income and equity when the risk appreciates by 10%.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

The table below shows the sensitivity analysis made by the Company’s management, at December 31, 2011 and 2010, based on the scenarios described above:

Fuel:
	Position as of December 31, 2011		Position as of December 31, 2010
Increase/(decrease) in fuel prices (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(294.6)	(186.0)	(225.8)	(121.8)
(10)	294.6	180.6	225.8	139.4

Foreign exchange - USD:
	Position as of December 31, 2011		Position as of December 31, 2010
Appreciation/(depreciation) of USD/R$ (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(385.7)	(254.5)	(237.0)	(156.4)
(10)	385.7	254.5	237.0	156.4

Interest rate - Libor:
	Position as of December 31, 2011		Position as of December 31, 2010
Increase/(decrease) in Libor (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(0.5)	8.7	(0.1)	(0.0)
(10)	0.5	(9.4)	0.1	0.0

The Company and its subsidiaries sensitivity to fuel price increased during the current period when compared with the previous period, is due to the growth in fuel consumption.

The sensitivity to the US dollar increased compared to the effect on income and on equity, due to the increase in US dollar-denominated expenses.

As regards the Libor rate, the sensitivity increased compared to the effect on equity, due to the increase in notional amount of hedges.

 Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must do the grouping of its instruments in Levels 1 to 3, based on observable fair value grades:

a)   Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

b)   Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

c)   Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

The following table states a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of December 31, 2011:

Financial Instrument	Carrying amount	Other Significant Observable Factors (Level 2)

Cash equivalents	1,230,287	1,230,287
Short-term investments	1,009,068	1,009,068
Restricted cash	109,095	109,095
Obligation with derivatives operation (liabilities)	115,432	115,432
Derivatives operation assets	4,213	4,213
Hedge Awards	11,572	11,572

27.  Non-cash transactions

In the year ended December 31, 2011, the Company and its subsidiaries increased their property, plant and equipment under finance leases in the amount of R$371,262 (R$292,892 as of December 31, 2010) and bought shares back through financing, in the amount of R$40,676; these transactions did not affect their cash for the year. The Company increased its intangible asset by capitalization of the renewal software license use of the Company’s integrated system in the amount of R$41,994, net.

On October 3, 2011, with the Webjet acquisition, the Company acquired the net assets of R$131,871 as part of its additions in the year that do not affect cash.

28.  Insurance coverage

As of December 31, 2011, the insurance coverage by nature, considering the aircraft fleet, and related to the maximum reimbursable amounts indicated in U.S. Dollars, is as follows:

Aeronautical type	Reais	Dollar
Guarantee – Hull/war	8,263,655	4,405,403
Civil liability per event/aircraft	4,689,500	2,500,000
Inventories (base and transit)	281,370	150,000
Franchising	6,096	3,250
Total loss	9,379	5,000

Pursuant to Law 10744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which VRG may be required to pay, for amounts exceeding the limit of the insurance policies effective beginning September 10, 2001, limited to the amount in Brazilian Reais equivalent to one billion U.S. Dollars.

29. Subsequent Events

On March 16, 2012, the Board of Directors, approved a new model for the Stock Option Plan of the Company. On fiscal year of 2011, due to a revision of the current plan, the grant was not made in December, and was transferred to the 1st half year of 2012 which is being prepared.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31,2011 AND 2010

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

On March 15, 2012, the Company obtained a waiver of anticipated maturity and/or application of any penalty on noncompliance of its covenants clauses. This was deliberated during General Meeting of Debenture Holders of the fourth and fifth issues of debentures. As a result of this waiver, on March 26, 2012 (the balance reporting date), the Company is complying its obligations in relation to the debentures.

On February 3, 2012 the Company informed its shareholders and the market that ended on January 26, 2012 the period for exercising the preemptive right to subscribe for shares to be issued due to increased capital of the Company approved by its Board of Directors meeting held on December 21, 2011. From this operation, 5,120,974 preferred shares (five million, one hundred twenty thousand, nine hundred seventy four) remained unsubscribed ("Surplus") out of 6,825,470 (six million, eight hundred twenty-five thousand, four hundred seventy) common shares and 6,619,765 (six million, six hundred and nineteen thousand, seven hundred and sixty-five) preferred shares issued. To the shareholders, including holders of ADRs and the assignees of the subscription rights of the shares, that have expressed their interest in reserving the Surplus in their respective application forms, had a period of five (5) working days from 06 February 2012 inclusive, being his final term on February 10, 2012, inclusive ("Subscription Period of Surplus") to subscribe the Surplus. The subscription price of the Surplus will be R$22.00 (twenty-two reais) per share, payable in cash in local currency, at the time of subscription.

On January 9, 2012 the Company filed, with the judiciary, the withdrawal of the legal proceedings in which questions to the PIS and COFINS, as mentioned in note 20. The withdrawal and authorization of the conversion of escrow deposits in favor of public finance are under consideration by Judicial Court.

30. Condensed consolidating financial information of guarantors subsidiaries

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

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Condensed consolidating statement of financial position as of December 31, 2011

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Assets
Current assets
Cash and cash equivalents	219,556	2,455	997,902	10,374		1,230,287
Short-term investments	69,885	-	1,008,036	-	(68,853)	1,009,068
Trade and other receivables	-	-	354,134	-		354,134
Inventories of parts and supplies	-	-	151,023	-	-	151,023
Other current assets	(32,939)	5,101	344,322	67,956	9,352	393,791
	256,502	7,556	2,855,417	78,329	(59,501)	3,138,303

Non-current assets
Other non-current assets
Credits with related parties	342,204	1,308,276	222,725	(1,056,663)	(816,542)	-
Other non-current assets	12,374	-	1,740,381	44,828	44,828	1,842,411
Total other non-current assets	354,578	1,308,276	1,963,106	(1,011,835)	(771,714)	1,842,411
Investments	2,103,325	-	-	-	(2,103,325)	-
Property, plant and equipment	-	-	3,113,792	776,678		3,890,470
Intangible assets	89	-	1,783,868	-	-	1,783,957
	2,457,992	1,308,276	6,860,766	(235,157)	(2,875,039)	7,516,838

Total assets	2,714,494	1,315,832	9,716,183	(156,828)	(2,934,539)	10,655,141

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Condensed consolidating statement of financial position as of December 31, 2011

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Current liabilities
Short-term debt	40,676	38,799	1,474,289	-	(1,324)	1,552,440
Accounts payable	6,353	-	408,210	-	-	414,563
Advance ticket sales	-	-	744,743	-	-	744,743
Dividends payable	584	-	-	-	-	584
Provisions	-	-	75,568	-	-	75,568
Other current liabilities	(4,306)	-	796,945	7,564	7,564	807,767
Total current liabilities	43,307	38,799	3,499,755	7,564	6,240	3,595,665

Non-current liabilities
Long-term debt	-	1,347,300	2,159,237	-	(67,529)	3,439,008
Deferred taxes	-	-	763,706	-	-	763,706
Debt with related parties	222,725	-	593,817	-	(816,542)	-
Other non-current liabilities	(8,039)	-	627,028	15,931	15,931	650,851
Total non-current liabilities	214,686	1,347,300	4,143,788	15,931	(868,140)	4,853,565

Total shareholders' equity	2,456,502	(70,268)	2,072,640	(180,323)	(2,072,640)	2,205,911

Total shareholders' equity and liabilities	2,714,494	1,315,832	9,716,183	(156,828)	(2,934,540)	10,655,140

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Condensed consolidating statement of operations for the year ended December 31, 2011

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Total operating revenues	-	-	7,539,308	8	(8)	7,539,308

Operating expenses
Salaries	(27,137)	-	(1,533,299)	-	-	(1,560,436)
Aircraft fuel	-	-	(3,060,665)	-	-	(3,060,665)
Aircraft rent	(1,808)	-	(505,058)	(1,808)	3,617	(505,058)
Aircraft insurance	-	-	(31,921)	-	-	(31,921)
Sales and marketing	(590)	-	(402,568)	-	589	(402,568)
Landing fees	-	-	(395,249)	-	-	(395,249)
Aircraft and traffic servicing	(7,217)	-	(476,834)	(1,614)	1,023	(484,642)
Maintenance materials and repairs	-	-	(434,181)	-	-	(434,181)
Depreciation	(89)	-	(388,544)	-	(7,174)	(395,807)
Gain on bargain purchase	-	-	88,428	-	-	88,428
Other operating expenses	19,619	-	(626,698)	21,424	(16,058)	(601,713)
Total operating expenses	(17,222)	-	(7,766,590)	18,002	(18,003)	(7,783,812)

Income (loss) before finance income and expenses	(17,222)	-	(227,282)	18,009	(18,011)	(244,504)

Total finance costs and other income (expense)	(236,609)	(31,909)	(519,305)	(97,771)	129,680	(755,914)

Equity in income (loss) of subsidiary	(518,274)	-	-	-	518,274	-
Income (loss) before income taxes	(772,105)	(31,909)	(746,587)	(79,762)	629,943	(1,000,418)

Income taxes	20,567	-	228,313	-	-	248,880

Net income (loss) for the year	(751,538)	(31,909)	(518,274)	(79,762)	629,943	(751,538)

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Condensed consolidating statement of cash flows for the year ended December 31, 2011

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated

Cash flows from operating activities:
Net cash provided by (used in) operating activities	(39,925)	(158,006)	56,784	(409,246)	(52,127)	(602,520)

Cash flows from investing activities:
Acquisition of property, plant and equipment, net	-		(110,427)	(221,526)	52,127	(279,826)
Intangibles	-			(80,863)	-	(80,863)
Net investments in restricted cash	-			(74,594)	-	(74,594)
Net investments in financial assets	-			(33,885)	-	(33,885)
Other	-			-	-	-
Net cash used (used in) investing activities	-	-	(110,427)	(410,868)	52,127	(469,168)

Cash flows from financing activities:
Net proceeds from long-term debt	-	-	-	237,133		237,133
Credit with related parties	36,272	135,473	(34,636)	(137,109)		-
Addition of treasury shares	-	-	-		-	-
Others	97,624	-	19,790		-	117,414
Net cash provided by (used in) financing activities	133,896	135,473	(14,846)	100,024	-	354,547

Effects of exchange rate changes on the balance of cash held in foreign currencies	-	-	-	(8,430)	-	(8,430)

Net increase (decrease) in cash and cash equivalents	93,970	(22,533)	(68,488)	(728,520)	-	(725,571)

Cash and cash equivalents at beginning of the year	125,586	24,988	78,862	1,726,422	-	1,955,858
Cash and cash equivalents at end of the year	219,556	2,455	10,374	997,902	-	1,230,287

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Condensed consolidating statement of financial position as of December 31, 2010

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

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Condensed consolidating statement of financial position as of December 31, 2010

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

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Condensed consolidating statement of operations for the year ended December 31, 2010

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

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Condensed consolidating statement of cash flows for the year ended December 31, 2010

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

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
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

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Condensed consolidating statement of cash flows for the year ended December 31, 2009

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