Form 20-F/A
period 2011-12-31
Gol Intelligent Airlines Inc.
filed 2013-03-01
CIK 1291733

As filed with the Securities and Exchange Commission on March 1, 2013

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
Edmar Prado Lopes Neto
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

We are amending “Item 18 — Financial Statements” of our Annual Report on Form 20-F for the year ended December 31, 2011 (the “Annual Report”) as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 11, 2012 to include the independent audit report of Deloitte Touche Tohmatsu Auditores Independentes covering each of the three years ended December 31, 2011 for the consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows, in connection with our financial information included in our financial statements.

Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report as originally filed with the SEC. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Annual Report was filed on April 11, 2012.

ITEM 18. Financial Statements

See our consolidated financial statements beginning on Page F-1.

ITEM 19. Exhibits

1.1	By-laws of the Registrant (English translation), incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2011, as filed on April 11, 2012.
2.1

Form of Amended and Restated Deposit Agreement among the Registrant, Citibank, N.A., as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts, incorporated herein by reference from our Registration Statement on Form F-6, filed August 2, 2011.

8.1	List of Subsidiaries, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2011, as filed on April 11, 2012.
10.1

Agreement, dated as of April 12, 2007, between the Registrant and Petrobras Distribuidora S.A., including Amendments 1 and 2 thereto, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

10.2

Amendment 3 to Agreement, dated as of December 8, 2011, between the Registrant and Petrobras Distribuidora S.A, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2011, as filed on April 11, 2012.

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

10.17

Amendment No. 21 to Navitaire Hosted Services Agreement dated as of March 1, 2011, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2011, as filed on April 11, 2012.

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

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:              /s/  Paulo Kakinoff
Name:         Paulo Kakinoff
Title:           Chief Executive Officer

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:               /s/ Edmar Prado Lopes Neto
Name:          Edmar Prado Lopes Neto
Title:            Principal Financial Officer

Dated:  March 1, 2013

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
Report of Independent Registered Public Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP, Brazil

We have audited the accompanying consolidated statements of financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

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

/s/ DELOITTE TOUCHE TOHMATSU

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