Form 20-F
period 2012-12-31
Gol Intelligent Airlines Inc.
filed 2013-04-30
CIK 1291733

As filed with the Securities and Exchange Commission on April 30, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

_______________

FORM 20-F

_______________

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31,  2012

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

The number of outstanding shares of each class of stock of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2012:

143.858.204                                                         Shares of Common Stock

134.858.582                                                         Shares of Preferred Stock

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

Large accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

We have translated some of the real  amounts contained in this annual report into U.S. dollars.  The rate used to translate such amounts in respect of the year ended December 31, 2012 was R$2.044 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect on December 31, 2012, as reported by the Central Bank.  The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real  amounts represent, or could have been or could be converted into, U.S. dollars at the above rate.  See “Exchange Rates” for more detailed information regarding the Brazilian foreign exchange system and historical data on the exchange rate of the real  against the into U.S. dollars.

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

The operating results of Webjet Linhas Aéreas S.A., or Webjet, are consolidated in our financial statements as from October 3, 2011. All information in this annual report reflects the acquisition of Webjet, unless otherwise indicated. On November 23, 2012, we began the process of winding up Webjet’s activities and the consequent discontinuation of its brand. See “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Webjet.”

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

This annual report contains terms relating to operating performance in the airline industry that are defined as follows:

•         “Aircraft utilization” represents the average number of block-hours operated per day per aircraft for the total aircraft fleet.

•         “Available seat kilometers” or “ASK” represents the aircraft seating capacity multiplied by the number of kilometers flown.

•         “Average stage length” represents the average number of kilometers flown per flight.

•         “Block-hours” refers to the elapsed time between an aircraft’s leaving an airport gate and arriving at an airport gate.

•         “Breakeven load factor” is the passenger load factor that will result in passenger revenues being equal to operating expenses.

•         “Load factor” represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger kilometers by available seat kilometers).

•         “Operating expense per available seat kilometer” or “CASK” represents operating expenses divided by available seat kilometers.

•         “Operating expense excluding fuel expense per available seat kilometer” or “CASK - ex fuel” represents operating expenses less fuel expense divided by available seat kilometers.

•         “Operating revenue per available seat kilometer” or “RASK” represents operating revenues divided by available seat kilometers.

•         “Passenger revenue per available seat kilometer” represents passenger revenue divided by available seat kilometers.

•         “Revenue passengers” represents the total number of paying passengers flown on all flight segments.

•         “Revenue passenger kilometers” or “RPK” represents the numbers of kilometers flown by revenue passengers.

•         “Yield per passenger kilometer” or “yield” represents the average amount one passenger pays to fly one kilometer.

Cautionary Statements about Forward-Looking Statements

This annual report includes forward-looking statements, principally under the captions “Risk Factors,” “Operating and Financial Review and Prospects” and “Business Overview.”  We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business.  Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•         general economic, political and business conditions in Brazil and in other South American, U.S. and Caribbean markets we serve;

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

•         changes in market prices, customer demand and preferences, and competitive conditions;

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

ITEM 3.       Key Information

A.      Selected Financial Data

We present in this section the following summary financial data:

•         Summary financial information derived from our audited consolidated financial statements included herein as of and for the years ended December 31, 2012, 2011and 2010; and

•         Summary financial information derived from our audited consolidated financial statements not included herein as of and for the year ended December 31, 2009 and 2008.

The following tables present summary historical consolidated financial and operating data for us for each of the periods indicated.  Solely for the convenience of the reader, real  amounts as of and for the year ended December 31, 2012 have been translated into U.S. dollars at the commercial market rate in effect on December 31, 2012 as reported by the Central Bank of R$2.044 to US$1.00.

Summary Financial Information

	Year Ended December 31,
	2008	2009	2010	2011	2012	2012
Income Statement Data:	(in thousands)
Operating revenues:
Passenger	R$5,890,104	R$5,306,530	R$6,277,657	R$6,713,029	R$7,159,987	US$3,503,786
Cargo and other	516,089	718,852	701,790	826,279	943,572	461,743
Total operating revenues	6,406,193	6,025,382	6,979,447	7,539,308	8,103,559	3,965,529
Operating expenses:
Salaries	(983,783)	(1,100,953)	(1,252,402)	(1,560,436)	(1,569,670)	(768,128)
Aircraft fuel	(2,630,834)	(1,813,104)	(2,287,410)	(3,060,665)	(3,742,219)	(1,831,279)
Aircraft rent	(645,089)	(650,683)	(555,662)	(505,058)	(644,031)	(315,161)
Sales and marketing	(588,735)	(364,551)	(367,757)	(402,568)	(426,582)	(208,751)
Landing fees	(338,370)	(312,637)	(331,882)	(395,249)	(559,421)	(273,756)
Aircraft and traffic servicing	(422,177)	(381,721)	(430,521)	(484,642)	(528,737)	(258,741)
Maintenance, materials and repairs	(388,030)	(417,212)	(422,950)	(434,181)	(417,990)	(204,546)
Depreciation and amortization	(125,127)	(142,853)	(281,604)	(395,807)	(519,631)	(254,285)
Other operating expenses	(372,696)	(428,376)	(351,464)	(633,634)	(600,891)	(294,050)
Gain on bargain purchase	-	-	-	88,428	-	-
Total operating expenses	(6,494,841)	(5,612,090)	(6,281,652)	(7,783,812)	(9,009,172)	(4,408,697)
Income (loss) from operations before income (expense)	(88,648)	413,292	697,795	(244,504)	(905,613)	(443,168)
Interest expense	(269,278)	(288,112)	(297,256)	(414,430)	(453,731)	(222,036)
Financial income (expense), net	(837,116)	630,956	(14,043)	(341,484)	(225,478)	(110,339)
Income (loss) before income taxes and social contribution	(1,195,042)	756,136	386,496	(1,000,418)	(1,584,822)	(775,543)
Income taxes	(44,305)	134,696	(172,299)	248,880	71,907	35,188
Net income (loss)	(1,239,347)	890,832	214,197	(751,538)	(1,512,915)	(740,355)
Basic earnings (loss) per share (1):	(6.160)	3.916	0.798	(2.78)	(5.61)	(2.75)
Diluted earnings (loss) per share (1):	(6.160)	3.914	0.796	(2.78)	(5.61)	(2.75)
Weighted average number of outstanding shares in relation to basic earnings (loss) per share (in thousands)(1)	201,193	227,472	268,564	270,376	269,869	269,869
Weighted average number of outstanding shares in relation to diluted earnings (loss) per share (in thousands)(1)	201,193	227,583	268,954	270,376	269,869	269,869
Basic earnings per ADS (1)	(6.160)	3.916	0.798	(2.78)	(5.61)	(2.75)
Diluted earnings per ADS(1)	(6.160)	3.914	0.796	(2.78)	(5.61)	(2.75)
Dividends declared per share (net of withheld income tax) (1)	0.18	0.70	0.19	-	-
Dividends declared per ADS (net of withheld income tax) (1)	0.18	0.70	0.19	-	-

	As of December 31,
	2008	2009	2010	2011	2012	2012
Balance Sheet Data:	(in thousands)
Cash and cash equivalents	R$169,330	R$1,382,408	R$1,955,858	R$1,230,287	R$775,551	US$379,521
Short-term investments	245,585	40,444	22,606	1,009,068	585,028	286,287
Trade receivables(2)	344,927	519,308	303,054	354,134	325,665	159,366
Deposits	731,374	855,569	715,377	630,599	657,196	321,603
Total assets	7,131,865	8,720,120	9,063,847	10,655,141	9,027,098	4,417,469
Short-term debt	967,452	591,695	346,008	1,552,440	1,719,625	841,510
Shareholders’ equity	1,071,608	2,609,986	2,929,169	2,205,911	732,828	358,614

	Year Ended December 31,
	2008	2009	2010	2011	2012	2012
Other Financial Data:	(in thousands except percentages)
Operating margin(3)	(1.4)%	6.9%	10.00%	(3.2)%	-11.2%	-11.2%
Net cash provided by (used in) operating activities	R$151,700	R$457,259	R$723,897	R$(602,520)	R$133,293	US$65,228
Net cash provided by (used in) investing activities	40,650	5,422	(279,459)	(469,168)	(590,443)	(288,937)
Net cash provided by (used in) financing activities	(611,301)	769,238	139,900	354,547	(4,381)	(2,144)

Summary Operational Data

	Year Ended December 31
	2008	2009	2010(7)	2011(6)	2012
Operating Data(5):
Revenue passengers (in thousands)	25,664	28,410	32,915	36,220	39,164
Revenue passenger kilometers (in millions)	25,308	25,669	30,649	34,461	36,390
Available seat kilometers (in millions)	41,107	40,355	45,937	50,373	51,836
Load-factor	61.6%	63.6%	66.7%	68.4%	70.2%
Break-even load-factor	62.5%	59.2%	60.0%	70.6%	78.0%
Aircraft utilization (block hours per day)	12.1	11.6	12.9	13.0	12.1
Average fare	262	191	191	185	183
Yield per passenger kilometer (cents)	23.3	20.7	20.5	19.5	19.7
Passenger revenue per available seat kilometer (cents)	14.3	13.1	13.7	13.4	13.8
Operating revenue per available seat kilometer (cents)	15.6	14.9	15.2	15.0	15.6
Operating expense per available seat kilometer (cents)	15.8	13.9	13.7	15.5	17.4
Operating expense less fuel expense per available seat kilometer (cents)	9.4	9.4	8.7	9.4	10.2
Departures	268,540	273,602	295,160	314,190	348,578
Departures per day	736	750	811	861	955
Destinations served	59	59	59	63	65
Average stage length (kilometers)	933	890	907	908	877
Average number of operating aircraft during period	106.4	108.7	112.3	133.6	130.8
Full-time equivalent employees at period end	15,911	17,963	18,776	20,525	17,726
Fuel liters consumed (in thousands)	1,364,719	1,291,412	1,465,299	1,591,917	1,655,421
Percentage of sales through website during period (4)	92.4%	92.4%	88.1%	88.4%	88.8%
Percentage of sales through website and call center during period	99.2%	98.7%	95.1%	94.5%	94.5%

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

(5)   In October 2010, ANAC changed its calculation method for monthly traffic information and republished information for periods since January 2009. All operating data for 2009 and thereafter reflects the new methodology, whereas information for 2008 was calculated pursuant to the old methodology and may not be fully comparable. According to ANAC, the changes were designed to align data with the concepts adopted by the ICAO. The change was necessary because Brazil has joined the ICAO’s statistical program and supplies the latter’s database with several industry data. Changes in the methodology refer to the calculation of ASK (seat supply) and the classification of domestic legs in international flights, which are now considered to be part of the domestic market.

 (6)  Information regarding revenue passengers, aircraft utilization,  average fare, departures, departures per day,  average stage length, average number of operating aircraft, fuel liters consumed, percentage of sales through website and percentage of sales through website and call center include data for Webjet as of and including October 1, 2011.

(7)  ANAC has published revised available seat kilometers and revenue passenger kilometers data for 2009 and 2010. All operating data for 2009 and thereafter reflects the new DCA manual, whereas information for 2008 was calculated pursuant to the old manual and may not be fully comparable.

Exchange Rates

Brazil’s foreign exchange system allows the purchase and sale of currency and the international transfer of reais by any person or legal entity, regardless of amount, subject to certain regulatory procedures.

The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  Most recently, the real  was R$1.566 per US$1.00 in August 2008.  Primarily as a result of the crisis in the global financial markets, the real  depreciated 31.9% against the U.S. dollar and reached R$2.337 per US$1.00, at year end 2008.  In 2009 and 2010, the real appreciated against the U.S. dollar and reached R$1.666 per US$1.00 at year end 2010. During 2011 the real depreciated and on December 31, 2011, the exchange rate was R$1.876  per US$1.00. During 2012, the real  continued to depreciate and on December 31, 2012, the exchange rate was R$2.044 per US$1.00.

The Central Bank has intervened occasionally to combat instability in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real  to float freely or will intervene in the exchange rate market through a currency band system or otherwise.

The following tables present the selling rate, expressed in reais to the U.S. dollar (R$/US$), for the periods indicated:

	Period-End	Average for Period (1)	Low	High
	(reais per U.S. dollar)
Year
2008	2.337	1.836	1.559	2.500
2009	1.741	1.994	1.702	2.422
2010	1.666	1.759	1.655	1.881
2011	1.876	1.675	1.535	1.902
2012	2.044	1.955	1.702	2.112
2013 (through April 26 2013)	2.000	1.999	1.953	2.047

	Month-End	Average for Month (2)	Low	High
	(reais per U.S. dollar)
Month
October 2012	2.031	2.030	2.022	2.038
November 2012	2.107	2.068	2.031	2.107
December 2012	2.044	2.078	2.044	2.112
January 2013	1.988	2.018	1.988	2.047
February 2013	1.975	1.975	1.975	1.975
March 2013	2.014	1.983	1.953	2.019
April 2013 (through April 26)	2.000	2.002	1.974	2.024

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

Brazil has in the past experienced extremely high rates of inflation and has therefore followed monetary policies that have resulted in one of the highest real interest rates in the world.  Between 2004 and 2012, the base interest rate (SELIC) in Brazil varied between 19.25% p.a. and 7.25% p.a. Inflation and the Brazilian government’s measures to fight it, principally through the Central Bank, have had and may have significant effects on the Brazilian economy and our business.  Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit.  Conversely, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our business.  In addition, we may not be able to adjust the fares we charge our customers to offset the effects of inflation on our cost structure.

Risks Relating to Us and the Brazilian Airline Industry

Substantial fluctuations in fuel costs or the unavailability of fuel would harm our business.

Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand.  Fuel costs, which at times in 2007 and 2008 were at historically high levels, constitute a significant portion of our total operating expenses, accounting for 42% of our operating expenses for the year ended December 31, 2012.  Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline.  In the event of an international or local fuel supply shortage, our fuel prices may increase.  Although we enter into hedging arrangements to reduce our exposure to fuel price fluctuations and have historically passed on the majority of fuel price increases by adjusting our fare structure, the price and future availability of fuel cannot be predicted with any degree of certainty.  Our hedging activities or the extent of our ability to adjust our fares may not be sufficient to protect us from fuel price increases.

Substantially all of our fuel is supplied by one source, Petrobras Distribuidora S.A. If Petrobras Distribuidora is unable or unwilling to continue to supply fuel to us at the times and in the quantities that we require, our business and results of operations would be adversely affected.

Events resulting from prolonged instability in the Middle East or other oil-producing regions or the suspension of production by any significant producer, may result in substantial price increases, adverse exchange rates, or the unavailability of adequate supplies and adversely affect our profitability. In addition, the same effect may be caused by natural disasters or other large unexpected disrupting events in regions with significant consumption of other energy sources. No assurances can be given about trends in fuel prices, and average fuel prices for the 2013 fiscal year or for future years may be significantly higher than current prices.

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

The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.  Most recently, the real  was valued as high as R$1.566 per US$1.00 in August 2008.  Primarily as a result of the crisis in the global financial markets, the real  depreciated 31.9% against the U.S. dollar and reached R$2.337 per US$1.00, at year end 2008.  In 2009 and 2010, the real appreciated against the U.S. dollar and reached R$1.666 per US$1.00 at year end 2010. Driven principally by the European financial crisis, during 2011 the real depreciated and at year end 2011, the exchange rate was R$1.876  per US$1.00.  In 2012, the real  continued to depreciate, primarily due to a slowdown in the Brazilian economy and government efforts to keep the exchange rate at current levels.  At December 31, 2012, the exchange rate was R$2.044 per US$1.00.

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

Substantially all of our passenger revenue and cargo revenue and temporary investments are denominated in reais, and a significant part of our operating expenses, such as fuel, aircraft and engine maintenance services, aircraft rent payments and aircraft insurance, are denominated in, or linked to, U.S. dollars.  We maintain U.S. dollar-denominated deposits and maintenance reserve deposits under the terms of some of our aircraft operating leases.  For the year ended December 31, 2012, 54% of our operating expenses were either denominated in or linked to the U.S. dollar.  In addition, the purchase price of the Boeing 737 Next Generation aircraft for which we had 155 firm purchase orders outstanding as of December 31, 2012, is denominated in U.S. dollars.  At the end of 2012, 70% of our indebtedness was denominated in U.S. dollars.  While in the past we have generally adjusted our fares in response to, and to alleviate the effect of, depreciation of the real and increases in the price of jet fuel (which is priced in U.S. dollars) and have entered into hedging arrangements to protect us against the short-term effects of such developments, there can be no assurance we will be able to continue to do so. In addition, there is no effective hedging alternative for medium- and long-term depreciation of the real.  To the extent we are unable to adjust our fares or effectively hedge against any such developments, this may lead to a material decrease in our profit margins or to material operating losses caused by increases in U.S. dollar-denominated costs, increases in interest expense or exchange losses on unhedged fixed obligations and indebtedness denominated in foreign currency.  We had total U.S. dollar-denominated future operating lease payment obligations of R$3,033.7 million and R$3,637.4 million regarding other U.S. dollar-denominated liabilities and indebtedness at December 31, 2012.  We may incur substantial additional amounts of U.S. dollar-denominated operating lease or financial obligations and U.S. dollar-denominated indebtedness and be subject to fuel cost increases linked to the U.S. dollar.

Depreciation of the real  also reduces the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our preferred shares and, as a result, the ADSs.

Changes to Brazilian rules regarding slots distribution, fare restrictions and fees associated with civil aviation may adversely affect our business and results of operations.

In February 2013, ANAC announced a series of public hearings to discuss proposed changes to rules governing the allocation of slots at Brazilian airports, which would consider operational efficiency (punctuality and regularity data) as the main determinant for the allocation of slots.

Also in February 2013, the Civil Aviation Secretary, or SAC, announced a new proposal focused specifically on slot distribution rules at Congonhas airport. Current rules governing the allocation of slots at Congonhas Airport, which favor us, require that 80% of new slots are assigned to airlines already operating in that airport. SAC’s proposal alters current regulations by taking into account operational efficiency as a principal determinant for slot allocation at Congonhas airport, as well as domestic market (main cities) and regional market share as complementary factors.

The new proposals, which are under public hearing, may change the current slot allocation criteria and as a result reduce our number of slots at Brazil’s main airports.  As of the date of this document, no decision has been made regarding these proposals. If there is a change in the rule regarding slots redistribution we could be negatively affected by higher competition in this airport from new competitors.

In 2010, ANAC approved the deregulation of international airfares for flights departing from Brazil to the U.S. and Europe, gradually removing the prior minimum fares. In addition, in 2010 the National Civil Aviation Council (Conselho de Aviação Civil), or CONAC, approved the continuity of bilateral agreements providing for open skies policies with other South American countries and a new open skies policy with the United States.  In March, 2011 Brazil also signed an open skies agreement with Europe. The agreements with the United States and Europe are expected to be in operation by 2015 and 2014, respectively. These regulations increase competition in the market and may negatively affect our results of operations.

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

Brazilian aviation authorities monitor and influence the developments in Brazil’s airline market.  For example, the National Civil Aviation Agency (Agência Nacional de Aviação Civil), or ANAC, addressed overcapacity by establishing strict criteria that must be met before new routes or additional flight frequencies were awarded. ANAC has more recently set minimum turnaround times.  ANAC’s policies as well as those of other aviation supervisory authorities may negatively affect our operations.

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

In August 2011 the Brazilian government privatized the new Natal airport, which will have its construction completed and further operation by the winners of the privatization auction. In February 2012, the Brazilian government privatized the Guarulhos, Brasília and Campinas international airports, which will be operated by the winners of the privatization auction for periods of 20 to 30 years. In December 2012, the Brazilian government announced its intention to privatize the Galeão (in Rio de Janeiro) and Confins (Belo Horizonte) airports by September 2013, and other airports are also expected to be privatized in the near future. Although such measures may serve as a potential positive catalyst to accelerate investments in airport infrastructure, we are unable to foresee the effects of any such measures, especially regarding operational efficiencies and costs, as well as airport and other fees, on our business and results of operations. See “Item 4. Information on the Company – B. Business Overview - Regulation of the Brazilian Civil Aviation Market – Airport Infrastructure.”

Changes to the Brazilian civil aviation regulatory framework may change the competitive dynamics of our industry and may adversely affect our operations, see “−We operate in a highly competitive industry.”

As a result of significant losses in 2011 and 2012, our financial condition has been materially weakened.

We incurred significant losses in 2011 and 2012 which have materially weakened our financial condition. We had net losses of R$752 million in 2011 and $1,513 million in 2012. These losses were mainly a factor of increased operating expenses that we do not control, including: an increase of 45% in average aircraft fuel prices, an average depreciation of the real of 13%, which affects a significant part of our operating expenses, and an increase of 71% in average airport fees during the period.

Although we have taken a number of steps to reduce the effects of these increased operating expenses, such as reducing capacity and focusing on more profitable routes, we cannot assure you that such measures will be sufficient to offset the effects of these increased expenses, that these expenses will not continue to increase and, if they continue to increase, that we will be able to pass on these increases to our customers or otherwise compensate for the increases, which would materially and adversely affect our results of operations.

We are highly leveraged and may be unable to reduce our leverage ratios over time.

We are highly leveraged, which means we have a large amount of indebtedness in relation to our equity. As of December 31, 2012, we had approximately R$5,191 million of consolidated indebtedness as compared to a shareholders’ equity of R$733 million. This increased leverage is a result of our recent significant losses. See “—As a result of significant losses in 2011 and 2012, our financial condition has been materially weakened” above.

In addition, as a result of our increased leverage, our credit ratings were downgraded. Credit ratings affect the cost and other terms upon which we are able to obtain funding. Credit rating agencies regularly evaluate us and their ratings of our long-term debt are based on a number of factors, including our financial strength. We cannot assure you that credit rating agencies will not downgrade our credit ratings any further, even in the absence of new losses.

Our substantial indebtedness or any further downgrades to our credit ratings could adversely affect our ability to obtain new financings or refinance our existing indebtedness on terms that are favorable to us or at all and could also make us more vulnerable to the impact of unexpected events or to the deterioration of the operating environment (such as a significant increase in operating expenses).

Our increased leverage could also affect our ability to comply with the restrictive covenants contained in certain of our existing debt agreements, which, among other things, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or our prospects. See “—Certain of our debt agreements contain financial covenants and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows” below.

In addition, our strategy to strengthen our cash position, and as a result reduce our leverage over time, may not be successful, which could further emphasize the risks described above.

Technical and operational problems in the Brazilian civil aviation infrastructure,  including air traffic control systems,  airspace and airport infrastructure may have a material adverse effect on our business,  our results of operations and our strategy.

We are dependent on improvements in the coordination and development of Brazilian airspace control and airport infrastructure, which, mainly due to the large growth in civil aviation in Brazil in recent years, require substantial improvements and government investments.  This is further emphasized by the need for additional infrastructure investments in the context of the Soccer Confederations Cup (2013) and World Cup (2014) and the Summer Olympics (2016) in Brazil. Infraero has announced a list of investments in major Brazilian airports of approximately R$7.0 billion to be implemented between 2011 and 2014.

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

We face intense competition on domestic routes in Brazil from existing scheduled airlines and charter airlines and potential new entrants in our market.  In addition to competition among scheduled airline companies and charter operators, the Brazilian airline industry faces competition from ground transportation alternatives, such as interstate buses.  We may also face competition from international airlines as they introduce and expand flights between Brazil, other South American and U.S. and Caribbean destinations.

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

We have significant costs, relating primarily to leases for our aircraft and engines.  As of December 31, 2012, we had commitments of R$32,462.5 million to purchase additional Boeing 737-800 Next Generation aircraft, based on aircraft list prices, although the actual price payable by us for the aircraft will be lower due to supplier discounts.  As of December 31, 2012, we had R$4,825.4 million in short- and long-term indebtedness, excluding our perpetual bonds in the amount of R$365.8 million.  We expect that we will incur additional fixed obligations and debt as we take delivery of the new aircraft and other equipment to implement our strategy.

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

We currently finance our aircraft principally through operating leases.  As a result of our 155 firm purchase orders for Boeing 737-800 Next Generation aircraft outstanding as of December 31, 2012, we expect to own a larger portion of our fleet as well as continue to lease aircraft through principally long-term operating leases.  The firm purchase orders represent a significant financial commitment for us.  We have in recent years financed and intend to continue financing our new Boeing 737-800 NG aircraft with a commitment we received from the Export-Import Bank of the United States, or Ex-Im Bank, providing guarantees covering 85% of the aggregate purchase price for the firm purchase order aircraft.  While we expect that the guaranty from the Ex-Im Bank will help us in obtaining low-cost financing for the purchase of the firm purchase order aircraft, we may be required to use our own cash resources for the remaining 15% of the aggregate purchase price for the firm purchase order aircraft.

In 2010, the Ex-Im Bank agreed on a common approach with European export-credit agencies on offering export credits for commercial aircraft.  Among other things, the new Sector Understanding on Export Credits for Civil Aircraft, or the ASU, sets forth minimum guarantee premium rates applicable to aircraft to be delivered on or after January 1, 2013, or under firm contracts entered into after December 31, 2010 and also changes the maximum amount that may be financed.

In light of our current credit ratings and the introduction of the ASU, we expect our minimum guaranty premium rate applicable to aircraft delivered on or after January 1, 2013 will increase substantially from a previous rate of 4%. In addition, the Ex-Im Bank may not guarantee this increased amount to be financed, which could cause us to have to seek other more expensive financing alternatives or use our own cash resources to finance the additional amount.

As of December 31, 2012, we had R$1,585.1 million of cash, cash equivalents, short and long term restricted cash, short-term investments in overnight deposits and deposit certificates of highly-rated Brazilian banks and marketable securities, mainly Brazilian government bonds and short- and long-term restricted cash.  If the value or liquidity of these investments were to decrease, or we do not have sufficient cash resources, we may be required to modify our aircraft acquisition plans or to incur higher than anticipated financing costs, which would have an adverse impact on the execution of our strategy and business and could have an adverse impact on our results.

We rely on one supplier for our aircraft and engines.

One of the key elements of our current business strategy is to save costs by operating a standardized aircraft fleet.  After extensive research and analysis, we chose the Boeing 737-700/800 Next Generation aircraft and CFM 56-7B engines from CFM International.  We expect to continue to rely on Boeing and CFM International into the foreseeable future and have made a purchase order for 60 Boeing 737 Max-7/8 aircraft (the newest generation of our current aircraft and still under development), to be delivered starting 2018. If either Boeing or CFM International were unable to perform its contractual obligations, we would have to find another supplier for a similar type of aircraft or engines.

If we had to lease or purchase aircraft from another supplier, we could lose the benefits we derive from our current fleet composition.  We cannot assure you that any replacement aircraft, including the Boeing 737 Max-7/8 aircraft, would have the same operating advantages as the Boeing 737-700/800 Next Generation aircraft or that we could lease or purchase engines that would be as reliable and efficient as the CFM engines.  We may also incur substantial transition costs, including costs associated with retraining our employees, replacing our manuals and adapting our facilities, to the extent that such costs would not be covered by the alternate supplier.  Our operations could also be disrupted by the failure or inability of Boeing or CFM International to provide sufficient parts or related support services on a timely basis.

Our business would also be significantly harmed if a design defect or mechanical problem with the Boeing 737-700/800 Next Generation aircraft or the CFM engines used on our aircraft were discovered, causing our aircraft to be grounded while any such defect or problem is being corrected, assuming it could be corrected at all.  The use of our aircraft could be suspended or restricted by ANAC in the event of any actual or perceived mechanical, design or other problems while ANAC conducts an investigation.  Our business would also be significantly harmed if the public avoids flying on our aircraft due to an adverse perception of the Boeing 737-700/800 Next Generation aircraft or the CFM engines because of safety concerns or other problems, whether real or perceived, or in the event of an accident involving Boeing 737-700/800 Next Generation aircraft or the CFM engines.

In addition to Boeing, other manufacturers have also released new aircraft that when delivered and operational may be more appealing to the market or customers, in which case we may be forced to deviate from our one-aircraft fleet policy, thereby losing the benefits of operating only one type of aircraft, which could reduce the market value of aircraft and would adversely affect our operational costs and results of operation.

We have made purchase orders for new aircraft that is still being developed, any project delays or operational difficulties would adversely affect our operational costs and results of operation.

In 2012 Boeing and CFM released new aircraft and engines, the Boeing 737 Max-7/8 and LEAP-1B engines, to replace the Boeing 737-700/800 Next Generation aircraft engines used on these aircraft any project delays or operational difficulties would adversely affect our operational costs and results of operation.

In addition, when these aircraft and engines are delivered and operational it may cause the market value of our aircraft and engines to decrease, which would negatively affect the value of our assets and could result in us recording impairment charges.

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

Certain of our existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios. Our ability to meet these financial ratios can be affected by events beyond our control and we cannot assure that we will meet those ratios, especially given the lower yield environment in which the industry currently operates. Failure to meet or satisfy any of these covenants, financial ratios could result in an event of default under these and other agreements, as a result of cross-default provisions. If we are unable to comply with our debt covenants, we could be forced to seek waivers. We cannot guarantee that we will be successful in obtaining any waivers or renewing existing waivers. As of December 31, 2012, we were not in compliance with certain financial covenants under our Debentures IV and V. Although on February 1, 2013 we obtained a waiver approval from the debenture holders for the December 31, 2012 and June 30, 2013 measurement dates, according to IFRS, because we did not receive the waiver by December 31, 2012, we reclassified our debentures in the amount of R$1,091.0 million from long-term debt to short-term debt as a result of this non-compliance. For our financial statements for the first quarter of 2013 we will again reclassify this amount as long-term. The first measurement after the waived periods will be based on our financial statements as of and for the year ended December 31, 2013.. See “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Indebtedness–Covenant Compliance” and note 19 to our financial statements for more information. If we are unable to renew these and/or receive other waivers, a large portion of our debt could be subject to acceleration.  While we believe such eventuality to be remote, should it come to pass, we may need to renegotiate, restructure or refinance our indebtedness, seek additional equity capital or sell assets, which may materially and adversely affect us.

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

As of December 31, 2012, we had reported approximately R$1,056.3 billion of tax loss carryforwards and negative basis of social contribution mainly as a result of the acquisition of VRG in 2007 and Webjet in 2011 and accumulated losses. Under Brazilian tax laws we may only use our tax loss carryforwards to offset taxes payable up to 30% of the taxable profit for each year. Thus, despite having a balance tax loss carryforwards we may have to pay higher taxes in case we reach the compensation limits for any given year that we are entitled to use under Brazilian tax laws.

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States.  Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited.  There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States.  The ten largest companies in terms of market capitalization represented 52% of the aggregate market capitalization of the BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias & Futuros (“BM&FBOVESPA”) as of December 31, 2012.  The top ten stocks in terms of trading volume accounted for 49.7%, 53.6% and 47% of all shares traded on the BM&FBOVESPA in 2010, 2011 and 2012, respectively.

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

B.      Business Overview

We are one of the largest low-cost carriers in the world, according to the International Air Transport Association, or IATA, in terms of passengers transported in 2012, and the largest low-cost carrier in Latin America. We provide frequent service on routes connecting all of Brazil’s major cities and from Brazil to major cities in South America and selected tourist destinations in the Caribbean and the U.S. With our young and standardized operating fleet of 125 Boeing 737-700/800s, or Boeing 737 aircraft, we serve the most comprehensive network of any airline in the Brazilian air passenger transportation market.

Since the beginning of our operations in 2001, our affordable, reliable and simple service, and our focus on markets that were either underserved or did not have a lower-fare alternative, have led to a strong awareness of our brand and a rapid increase in our market share.  We were the first company to successfully introduce low-cost carrier industry practices and technologies in Latin America.  We have a diversified revenue base, with customers ranging from business passengers to leisure passengers traveling throughout Brazil, other South American countries and select destinations in the Caribbean and the U.S.  Our strategy is to increase our market share by attracting new passengers and business travelers as well as to diversify our revenue portfolio through our consolidated flight network, a modern aircraft fleet, targeted marketing and our loyalty program Smiles  (one of the largest loyalty programs in Latin America with more than 9.0 million members and 150 partners, as of December 31, 2012), a variety of attractive ancillary businesses (cargo and other) such as our air cargo services (Gollog), and various payment mechanisms designed to make the purchase of our tickets easier for customers in lower income classes.  Passenger transportation revenues represented 88% and ancillary revenues represented 12% of our net revenues of R$8,103.6 million in 2012.

As of March 31, 2013, we offered approximately 970 daily flights to 65 destinations connecting the most important cities in Brazil as well as key destinations in Argentina, Bolivia, Paraguay, Uruguay, Venezuela, the U.S. and the Caribbean region.  We strategically focus on the Brazilian and South American markets, and will continue to carefully evaluate opportunities to continue growing by increasing the frequency of flights to our existing high-demand markets and adding new routes to new markets with high potential (for example, in the U.S. and Caribbean region), all of which can be reached with our Boeing 737 Next Generation (NG) aircraft.

Our Competitive Strengths

We Have a Strong Market Position Based on Slots at the Most Important Airports in Brazil.  Since 2007, we have been the carrier with the most flights connecting the busiest airports in Brazil:  Congonhas and Guarulhos (São Paulo), Santos Dumont and Galeão (Rio de Janeiro), Juscelino Kubitschek (Brasília), Confins (Belo Horizonte), Salvador (Bahia), Porto Alegre (Rio Grande do Sul), Recife (Pernambuco) and Curitiba (Paraná).  Routes between these airports are among the most profitable routes in our markets, with strong yields achieved mostly from business travelers.

We Keep Our Operating Costs Low.  Our operating expense per available seat kilometer (CASK) ex-fuel for 2012 was R$10.2 cents.  We believe that our CASK for 2012, adjusted for the average number of kilometers flown per flight, or adjusted by stage length, was the lowest in the domestic market and among Latin American low-cost carriers, based upon our analysis of data collected from publicly available information.  Our business model is based on innovation and best practices adopted to improve our operating efficiency, including:

•         Operation of a young and standardized fleet.  At December 31, 2012, our operating fleet of 125 Boeing 737 aircraft was one of Latin America’s largest and youngest fleets, with an average age of 7.2 years.  Having a young fleet reduces fuel costs due to the more advanced technologies incorporated in newer aircraft. We plan to  keep our operating fleet exclusively comprised of Boeing 737 aircraft, until the arrival of our newly ordered Boeing 737 Max-7/8 aircraft (the newest generation of our current aircraft), which we expect will be delivered beginning in 2018.  Having a standardized fleet reduces inventory costs, as it requires fewer spare parts, and reduces the need to train our pilots to operate different types of aircraft.  It also simplifies our maintenance and operations processes.

•         State of the art maintenance.  We carry out heavy maintenance on our Boeing 737 aircraft internally at our IOSA (IATA Operational Safety Audit) certified Aircraft Maintenance Center at the Tancredo Neves International Airport located in Confins, in the State of Minas Gerais. Since April 2012, our Aircraft Maintenance Center has also been certified by ANAC to provide conventional and electrostatic painting, weighing and recalibration services for aircraft owned or operated by other airlines. With our system of phased maintenance for our Boeing 737 fleet, we are able to perform maintenance work every day without sacrificing aircraft revenue time, and schedule preventative maintenance with more regularity and without interrupting the utilization of our aircraft, which further dilutes fixed costs.

•         We have one of the largest e-commerce platforms in Brazil.  Our effective use of technology helps to keep our costs low and our operations highly scalable and efficient.  We seek to keep our distribution channels streamlined and convenient so as to allow our customers to interact with us via the Internet.  In 2012, we booked 88.8% of our ticket sales through a combination of our website and application programming interface, or API, systems, 5.7% through our call center and 5.5% through Global Distribution System, or GDS. In addition, our customers can check in using kiosks, online and through mobile devices, which in December 2012 represented 55% of all check-ins, an increase of 12.0 p.p. versus December 2011.

We Have One of the Largest Loyalty Programs in Latin America.  Since the VRG acquisition in April 2007, we have had a loyalty program (Smiles), which is available to all our passengers and which we consider a strong relationship tool.  As of January 2013 our Smiles  program was effectively segregated into a separate entity and we are analyzing a potential initial public offering of Smiles. See “—Smiles Loyalty Program—Segregation of the Smiles Program.” The Smiles  loyalty program has partnerships with more than 150 partners, including hotel chains, car rental companies, restaurants, insurance companies, publishers and schools and also forms the basis for partnerships with some of Brazil and South America’s largest banks and credit card companies.  The Smiles  loyalty program had over 9.0 million members at December 31, 2012.

We Stimulate Demand for Our Service.  We believe that through our differentiated services we create demand for air travel services.  We identify and stimulate demand among both business and leisure passengers for air travel that is safe, convenient, simple and a reasonably priced alternative to traditional air, bus and car travel.  By combining low-fares with simple and reliable service, we have successfully improved our brand awareness, product quality, punctuality and regularity as well as strengthened customer loyalty. As a consequence, we have been able to attract new groups of air travelers in our markets.

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

We Have High Corporate Governance Standards and Proven Management.  We have three independent board members and one board member who is nominated by Delta Air Lines Inc., or Delta, pursuant to our partnership agreement. Our top managers have broad experience in many sectors of the Brazilian economy, including air and ground transportation, telecommunications and consumer products.  This experience has helped us to develop the most effective elements of our low-cost model and we expect will help us further penetrate the Brazilian middle-class and generate ancillary revenues.

Our Strategies

Our strategy is to capitalize on our competitive advantages to achieve sustainable growth, based on four main strategic pillars:  increase passenger revenue, expand ancillary revenues, further reduce costs and improve our financial resilience.  In order to implement our strategies we intend to:

Capitalize on Our Strong Market Position in Brazil and Latin America.  We intend to capitalize on our strong market position, with our widespread brand recognition, the greatest number of routes and highest frequencies between the most important airports in Brazil, our consolidated flight network and our Smiles  loyalty program, to increase penetration across all segments of travelers.  We will focus on Brazilian operations and selected South American destinations. We will also consider new routes to foreign markets with high growth potential (for example, in the U.S. and Caribbean region), that are, or we expect to become, profitable and fit into our flight network and may be reached with our current Boeing 737 aircraft.  In addition, we believe that the airline industry may experience further consolidation in the future and therefore believe that establishing partnerships and alliances with other airlines will be a key factor to our success.  In this environment we intend to play a leading role in the Latin American airline industry and to strengthen our position as a long-term player in the face of potential consolidations of the industry.

Improve Operating Efficiency.  Reducing our operating expense per available seat kilometer and adjusting capacity are key to improving our profitability.  We aim to maintain our position as one of the lowest cost airlines in the world.  We intend to adjust our strategy to focus on more profitable routes and to further reduce the average age of our fuel-efficient fleet, to ensure we are responsive to current market conditions while maintaining high utilization rates. Our aircraft utilization rate was 12.1 block-hours per day in 2012, as compared to 13.0 block-hours per day in 2011 and to 12.9 block-hours per day in 2010.

We seek to reduce our operating expense per available seat kilometer by using our aircraft efficiently, concentrating on minimizing our turnaround times at airports and maintaining a high number of daily flights per aircraft. We will continue to utilize technological innovations wherever possible to reduce our distribution costs and improve our operating efficiency.

Strengthen our Cash Position. We seek to strengthen our balance sheet and meet financial targets that will allow us to improve our financial resilience, which we believe will facilitate the implementation of our growth strategy and increase our capacity to establish partnerships, negotiate with suppliers and mitigate the impact of volatility in the financial markets on our results.  We currently seek to maintain an adequate cash position and to lengthen the maturity profile of our financial liabilities, avoiding the concentration of significant debt maturities over the next three years.

Expand Our Customer Base.  In planning the growth of our business, we will continue to select our routes and build the frequency of our service based on the extent and type of demand in the areas we serve in Brazil, South America, and the U.S. and Caribbean.  We are committed to providing air travel to a wide range of travelers.  We will continue to offer products across all traveler segments, offering convenient and flexible alternatives to business travelers while still making low-fare flights more accessible to a larger portion of the population, through the following measures:

•         Increased focus on business travelers. We intend to maintain our high punctuality, 87% and 94% in 2011 and 2012, respectively, and regularity, 95% in both 2011 and 2012, rates along with our network with the most flights connecting the busiest airports in Brazil, which are all key drivers in the purchase decision of business travelers. In addition, we offer higher-rate fares that allow flexibility to reschedule or cancel tickets with little advance notice and no additional costs, higher mileage multiplier in our Smiles program and, in São Paulo – Rio de Janeiro shuttle flights, comfort seats. In March 2013 we implemented a new route network designed to better meet the needs of business travelers by offering yet more convenient flight times and connections.

•         Stimulating demand.  Our widely available service is also designed to popularize air travel and stimulate demand, particularly from fare-conscious leisure travelers and small-to mid-size business travelers who might otherwise use alternative forms of transportation or not travel at all. The Brazilian middle class has grown significantly in the last few years, from 66 million in 2003 to 105 million in December 2011, according to Fundação Getúlio Vargas, or FGV, and the Brazilian Geographical and Statistical Institute (Instituto Brasileiro de Geografia e Estatística), or IBGE.

•         Overhubbing.  We estimate that between 40% and 50% of our passengers are connecting to other flights operated by us and, as a result, we may expand our network by adding capacity or creating new direct flights between two given cities, avoiding the need to connect through a third city. This may also help us to increase our flights and the number of passengers we transport despite current limitations on slot availability in Brazil’s busiest airports.

Strengthen our Smiles Program.  We intend to further strengthen our Smiles  program by increasing interaction with members and adding perceived value to its members through the following initiatives:

•         Separate entity. On December 21, 2012, we approved the segregation of the activities related to our Smiles  loyalty program, which began to be conducted by Smiles S.A., a recently incorporated subsidiary, as of  January 1, 2013. We believe that segregating the Smiles  program will allow us to have a fully dedicated management team to pursue all business opportunities from the growth of this market in Brazil.

•         New Products. In 2012, we launched, among others: (i) an online platform allowing members to redeem tickets in partner airlines though our website; (ii) miles purchase program, creating an alternative for members to supplement their balance and adding to our revenues; and (iii) Smiles  Shopping, a platform through which clients can use miles to acquire not only air tickets, but also approximately 300,000 new product and service options distributed through several partners.

•         Partnerships. Fostering existing and new partnerships with large international airlines, in the form of code-share arrangements, financial institutions, retail chain-stores, car rental and insurance companies, among others, offer our Smiles  members more opportunities to earn and redeem miles.

•         Expand our airline partnerships.  We believe we have the best platform to expand our customer base in the markets in which we operate through partnerships. We intend to strengthen our existing airline partnerships and build new ones with large international airlines in the form of code-share arrangements to further increase our international feeder network, load factors and profitability. We have a strategic MRO (maintenance, repair and operations) partnership agreement with Delta TechOps, the maintenance division of Delta. Delta TechOps provides certain engine overhaul, aircraft maintenance and maintenance consulting services and is also assisting us with our efforts to secure FAA (Federal Aviation Administration) certification for our maintenance center. We assist Delta with certain line maintenance services for Delta aircraft with extended ground time in Brazil. As of December 31, 2012, we had 65 interline agreements and 6 code-share agreements, with: Delta Airlines, Iberia, KLM, Air France, Qatar Airways and Copa Airlines.

Further Innovate, Establish and Increase Our Ancillary Revenue Businesses.  Our ancillary revenues are derived from Gollog, ticket change fees, excess baggage charges and other services.  We expect further growth in these businesses, which will provide us with additional revenue at low incremental cost by:

•         Focusing on express delivery services. Through Gollog, our cargo transportation service, we make efficient use of extra capacity in our aircraft by carrying cargo. With a comprehensive service portfolio, express delivery accounted for approximately 25% of our cargo revenue in 2012.

•         Continuously innovating and introducing new businesses to the Brazilian market.  We have a strong track record of innovation and introduction of new business practices in Brazil. For example, in June 2009, we introduced the sale of beverages and food on board (buy on board) in Brazil, generating ancillary revenue without increasing our cost structure or fare price. As of December 31, 2012 we offered buy on board service on more than 50% of our flights. In addition, in 2012, we introduced the sale of comfort seats (rows in which the middle seat is blocked) in the Rio-São Paulo route, which are available at an additional fee.

Airline Business

Routes and Schedules

Our operating model is a highly integrated, multiple-hub route network that is different from the point-to-point model used by other low-cost carriers worldwide.  The high level of integration of flights at selected airports permits us to offer frequent, non-stop flights at low fares between Brazil’s most important economic centers and ample interconnections through our network linking city pairs through a combination of two or more flights with little connecting or stop-over time.  Our network also allows us to increase our load factors on our strongest city pair routes by using the airports in those cities to connect our customers to their final destinations.  This strategy increases our load factor by attracting customers traveling to secondary markets who prefer to pay lower fares even if this means making one or more stops before reaching their final destination.  Between 40% and 50% of our passengers connect or fly through one or more destinations before reaching their final travel destination.  Our operating model allows us to build our flight routes to add destinations to cities that would not, individually, be economically viable to serve in the traditional point-to-point model, but that are feasible to serve when simply added as additional points on our multiple-stop route network.  We do this by offering low-fare, off-peak, minimum stay or night (red-eye) flights to lower-traffic destinations, which can be the first or last stops on our routes, allowing us to increase our aircraft utilization and generate additional revenues.  By offering international flights to destinations in South America, the United States and the Caribbean (using our current Boeing 737 aircraft), with stops integrated in our network, we create opportunities for incremental traffic, feeding our network and increasing our overall load factor and our competitive advantage and supporting our strategy of expanding our network and stimulating demand for our services.

We have been increasing the number of flights to and through the major Brazilian airports and prudently adding more routes to Caribbean and U.S. destinations, which we expect to give us additional growth opportunities in the Brazilian and international markets. In addition, we consider expanding to potential new destinations in Latin America in regions with medium density, represented by airports with a population of up to one million within a 200 km radius.

As of March 2013, we offered over 970 daily flights to 65  destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Paraguay, Uruguay, the United States, Venezuela and the Caribbean region.

On October 26, 2012 we began selling tickets for daily flights from São Paulo and Rio de Janeiro to Miami and Orlando, with stops in Santo Domingo, in the Dominican Republic. These flights commenced on December 15, 2012 and are operated by our standardized fleet of Boeing 737 aircraft.

Services

Passenger Transportation

We recognize that we must offer excellent services to our corporate and leisure customers.  We pay particular attention to the details that help to make for a pleasant, complication-free flying experience, including:

•         ticketless travel;

•         convenient online sales, check-in, seat assignment and flight change and cancellation services;

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

•         iPhone application for check-in, electronic boarding pass and Smiles account management; and

•         in-flight entertainment (Gol in the air) provided through passengers’ personal communications devices.

We seek to achieve punctual operations, which are of primary importance to our customers.  According to internal data, corrected for delays out of our control and pre-advised flight schedule changes, our average punctuality rate for 2012 was 87%, as compared to 94% in 2011.

We experience greater passenger demand during the summer and winter vacation periods, in January and July, respectively, and during the last two weeks of December, during the holiday season.

In general, flight revenues and profitability reach peak levels during the January (summer) and July (winter) vacation periods and in the final two weeks of December, during the Christmas holiday season.  Conversely, we often witness a decrease in load factors during the week in which annual Carnival celebrations take place in Brazil.  Given our high proportion of fixed costs, this seasonality is likely to cause our results of operations to vary from quarter to quarter.

Ancillary Revenues and Gollog Cargo Transportation

Ancillary revenues include revenues from our Gollog services as well as baggage excess and ticket change fees. Buy-on-board and travel insurance fees are also becoming an increasingly important part of this revenue. Further development and growth of our Gollog services is a key part of our strategy to increase ancillary revenue.

We are constantly evaluating opportunities to generate additional ancillary revenue such as sales of travel insurance, marketing activities and other services which may help us to better capitalize on the large number of passengers on our flights and the high volumes of customers using our website.

We plan to integrate the Smiles and Gollog platforms into our air travel portal to provide further convenience and simplicity to our customers.

We make efficient use of extra capacity in the stronghold of our aircraft by carrying cargo, through our cargo transport service – Gollog.  Gollog’s success is the result of the unique service we offer to the market:  the Electronic Air Waybill that can be completed online.  The Gollog system provides online access to air waybills and allows customers to track their shipment from any computer with Internet access.  Our  65 destinations throughout Brazil, South America, the United States and the Caribbean provide access to multiple locations in each region.  With our capacity of approximately  970 daily flights, operated by 125 Boeing 737-700/800 aircraft, in addition to a fleet of 147 vehicles, we can guarantee quick and reliable delivery.

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

Aircraft Fleet

On December 31, 2012, we had an operational fleet of 125 aircraft and a total fleet of 147.

The following table sets forth the composition of our fleet at the dates indicated:

	At December 31,
Operating Fleet	Seats(1)	2011	2012
B737-300(1)	141	24	-
B737-700 NG	144	42	37
B737-800 NG	177	20	16
B737-800 NG Short-Field Performance	187	61	72
Sub Total	–	147	125

	At December 31,
Non-Operating Fleet	Seats(1)	2011	2012
B737-300(1)	141	-	19
B767-300/200	218	3	3
Sub Total	–	3	22
Total	–	150	147

______________

(1) All B737-300 aircraft result from the acquisition of Webjet.  See “—Non-operating Fleet” below.

As of December 31, 2012, of our total 147 aircraft: 96 were under operating leases, 45 were under finance leases and six were owned by us.

As of December 31, 2012, our operating leases had an average remaining term of 65 months and original total terms of up to 144 months from the date of delivery of the relevant aircraft.

As of December 31, 2012, our finance leases had an average remaining term of 96 months and we had purchase options for 39 of our aircraft under finance leases.

We believe that leasing our aircraft fleet under operating leases provides us with flexibility to adjust our fleet size.  We make monthly rental payments, some of which are based on floating rates,  but we are not required to make termination payments at the end of our leases.  Under our operating lease agreements, we do not have purchase options and for some of our lease agreements we are required to maintain maintenance reserve deposits and to return the aircraft and engine in the agreed condition at the end of the lease term.  Title to the aircraft remains with the lessor.  We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

In line with our strategy of combining the renovation of our fleet with disciplined growth in our seat supply, in 2012 we received seven aircraft based on operating lease contracts and also returned four aircraft under operating lease contracts.

Operating Fleet

The average age of our operating fleet of 125 Boeing 737-700/800 aircraft as of December 31, 2012, was 7.2 years.  The average daily utilization rate of our operating fleet in 2012 was 12.1 block hours as compared to 13.0 block hours in 2011.

Each Boeing 737 aircraft in our fleet is powered by two CFM International Model CFM 56-7B22 engines or two CFM International Model CFM 56-7B24 engines. All Boeing 737-800 NG Short-Field Performance are equipped with an upgrade thrust plug in each engine, which allows it to operate as a CFM 56-7B27/B3 engine with 27,000 lbs.

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

In addition to being cost-efficient, the Boeing 737-700/800 Next Generation aircraft are equipped with advanced technology that promotes flight stability, providing a more comfortable flying experience for our customers.  We use a single type of aircraft to preserve the simplicity of our operations and the introduction of any new aircraft type to our fleet will only be done if, after careful consideration, we determine that such a step will reduce our operating costs. As such, we plan to continue keeping our operating fleet exclusively comprised of Boeing 737-700/800 aircraft, until the arrival of our newly ordered Boeing 737 Max-7/8 aircraft (the newest generation of our current aircraft) which we expect will be delivered starting 2018.

Most of our Boeing 737-800 Next Generation aircraft are equipped with blended winglets and all Boeing 737-800 Next Generation aircraft from our purchase order will be equipped with winglets, which reduce our fuel and maintenance costs.  Our experience with the new winglets has shown operating fuel consumption reductions from 3% to 5%.  In addition, the winglets improve airplane performance during take-off and landing on short runways.  The new Boeing 737-800 NG aircraft will be delivered with short-field performance (SFP) with technical modifications that we expect to significantly improve flight performance, the ability to operate non-stop flights, reduce noise during take-off and to enable us to fly with our Boeing 737-800 Next Generation aircraft to the airport of Santos Dumont in Rio de Janeiro, an important link to the most important routes in Brazil.

In 2011, we announced the delivery of the first Next Generation 737-800 equipped with the new Sky Interior standard and since then all our new aircraft are equipped with this standard.

Non-operating Fleet

As of December 31, 2012, we had a non-operating fleet composed of 19 B737-300 aircraft, resulting from the acquisition of Webjet, and three B767-300, all of which were grounded at the time.

Of the 19 B737-300, 13 aircraft are leased and in the process of being returned. As of March 31, 2013 we had already returned three such aircraft and expect to complete the return of the remaining aircraft by the end of 2013. In addition, six B737-300 aircraft are owned by Webjet and we plan to sell according to market conditions.

Two of the B767-300 aircraft were in the final process of being transferred to Delta Airlines, of which one was transferred in January 2013 and the other we expect will be transferred by May 2013, and the third B767-300 aircraft is grounded. The lease agreement for this aircraft expires in December 2014 and we do not expect to be able to transfer this aircraft prior to such date.

Fleet Plan

The following table sets forth our year-end projected operating fleet through 2017:

Projected Fleet Plan	2013	2014	2015	2016	2017
B737-700/800 NG*	136	137	140	140	140
B767-300**	1	-	-	-	-
Total	137	137	140	140	140

* Includes SFP aircraft (Short Field Performance)

**Non-operational aircraft (grounded). See “—Non-operational Fleet” above.

We will revise this fleet plan according to our expectations for the growth potential in the markets in which we operate.

In 2012, we announced a purchase order for 60 Boeing 737 Max-7/8 aircraft (the newest generation of our current aircraft and still under development), to be delivered starting 2018.

Sales and Distribution

Our customers can purchase tickets directly from us through a number of different channels, such as our website including our Booking Web Services (BWS), our call center, at airport ticket counters and, to a lesser extent, GDS.

Our low-cost low-fare business model utilizes website ticket sales as its main distribution channel, especially in the local market.  For the year ended December 31, 2012, 88.8% of our passenger revenues, whether directly from the customer or through travel agents, were booked online, making us a global leader in this area.  In the same period, 5.7% of our passenger revenues were booked through call centers, airport sales counters, and our BWS and 5.5% of our total sales were made through the GDS.

Our customers can purchase tickets indirectly through travel agents, who are a widely-used travel service resource in Brazil and South America, Europe, North America and other regions.  For the year ended December 31, 2012, travel agents provide us with more than 30.000 distribution outlets throughout these regions.

GDS allows us access to a large number of tourism professionals who are able to sell our tickets to customers throughout the globe, and enables us to enter into interline agreements with other airlines to offer more flights and connection options to our passengers and add incremental international passenger traffic, especially to our international network.

On October 21, 2009, we became an issuer of cards for Universal Air Travel Plan, or UATP, a payment network owned and operated by several foreign airlines.  UATP allows us access to a payment network with lower costs than those offered by credit cards and other means of payment.  In addition, as a UATP card issuer we are able to maintain a closer relationship with our corporate customers.

Partnerships and Alliances

General

Our strong market positioning enables us to successfully negotiate a number of arranged partnerships with supplementary major carriers worldwide, mostly in the form of code-share agreements and interline agreements.  Additional passenger inflows generated by these strategic partnerships help improve revenues at low incremental costs.

At December 31, 2012, we had code-share agreements with Delta, Iberia, Air France, KLM, Copa Airlines and Qatar Airways. Our Smiles  program is linked to the various frequent flyer programs of our code-share partners, enabling travelers to accrue and redeem miles between the programs (however, the partnerships are not integrated among themselves).  In addition, passengers of our partner airlines are able to connect to Gol-operated flights within Brazil, marketed as a code-share partner flight.  We intend to enter into similar agreements with other long haul airlines serving or intending to serve Brazil.

At December 31, 2012, we had interline agreements with 65 airlines, including Korean Airlines, Emirates Airlines, Avianca, Continental Airlines, Japan Airlines, TAP Air Portugal, and others.  An interline agreement is a commercial agreement between individual airlines to handle passengers traveling on itineraries that require multiple airlines. This type of agreement allows passengers to utilize a single ticket and to check their baggage through to the passengers’ final destination.  Interline agreements differ from code-share agreements in that code-share agreements usually refer to numbering a flight with the airline’s code (abbreviation) even though the flight is operated by another airline.  These agreements provide for better marketing and customer recognition of the links between the airlines.

In February 2011, we entered into a strategic MRO (maintenance, repair and operations) partnership agreement with Delta TechOps, the maintenance division of Delta, which will provide overhaul service for approximately 50% of our CFM 56-7 engines, maintenance for parts and components on our fleet of Boeing 737NG aircraft and also, consulting services related to maintenance workflow planning, materials and facility optimization and tooling support. Delta TechOps will also assist us with our efforts to secure FAA (Federal Aviation Administration) Certification. In addition, we will assist Delta with certain line maintenance services for Delta aircraft with extended ground time in Brazil.

An important element of our business strategy is to cater to the corporate client.  To further develop our business relationship with our corporate customers, we have entered into partnerships with hotel chains, rental car agencies and insurance providers to offer our corporate customers the convenience of the combination of transportation and accommodation arrangements.

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

In the context of the Delta Investment, we entered into a long-term commercial agreement with Delta that included exclusivity provisions designed to strengthen the operational cooperation and synergies between the two companies, including:

•         an increase in the scope of the code-share agreement (flight sharing), subject to the relevant approvals, allowing Delta to use its code for more Gol flights in Brazil, South America, the U.S. and the Caribbean, and Gol to add its code to Delta’s flights between Brazil and the United States, and from the U.S. to other destination, thereby increasing the number of flight options for passengers of both airlines and expanding our geographical reach;

•         the optimization of connecting services in order to increase the attractiveness of the companies’ joint services, facilitating flight connections and cargo and passenger movement among the nearly 380 destinations in over 60 countries served by Gol and Delta;

•         the increase in passenger comfort by aligning services and benefits for members of both the Smiles  and SkyMiles mileage programs;

•         joint commercial and promotional activities, encouraging both airlines’ sales forces to cooperate in Brazil, the United States and, eventually, in other countries;

•         the exploration of synergies in passenger services, maintenance, VIP lounges and logistical support; and

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

Maintenance

According to ANAC regulation, we are directly responsible for the execution and control of all maintenance services performed on our aircraft.  The maintenance performed on our aircraft can be divided into two general categories:  line and heavy maintenance.  Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks and any diagnostics and routine repairs.  All of our line maintenance is performed by our own highly experienced technicians at our line maintenance service bases throughout Brazil and South America.  We believe that our practice of performing daily preventative maintenance helps to maintain a high aircraft utilization rate and reduces maintenance costs.  Heavy maintenance consists of more complex inspections and servicing of the aircraft that cannot be accomplished overnight.  Heavy maintenance checks are performed following a pre-scheduled agenda of major overhauls defined by the aircraft’s manufacturer, based on the number of hours and flights flown by the aircraft.  Our continued high aircraft utilization rate will result in shorter periods of time between heavy maintenance checks for our aircraft in comparison to carriers with lower aircraft utilization rates.  In addition, engine maintenance services are rendered in different MRO (Maintenance, Repair and Operations) facilities.  We do not believe that our high aircraft utilization rate will necessarily result in the need to make more frequent repairs to our aircraft, given the durability of the aircraft type in our fleet.  Our aircraft are covered by warranties that have an average term of 48 months for products and parts and 12 years for structural components.  The warranties on the aircraft we received in 2012 under our firm purchase order with Boeing will start expiring in 2016.

We internalized heavy maintenance on our Boeing 737 aircraft in our Aircraft Maintenance Center at the Tancredo Neves International Airport in Confins, in the State of Minas Gerais.  We use this facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment.  We have three hangars in our Aircraft Maintenance Center, with a capacity to perform maintenance on 120 aircraft per year, and we have available space to build more hangars in the future if needed. With our system of phased maintenance for our Boeing Next Generation 737-700 and 737-800 aircraft fleet, we are able to perform maintenance work every day without sacrificing aircraft revenue time and to schedule preventive maintenance with more regularity and around the utilization of our aircraft, which helps to maintain high levels of block hours per day and reduces costs.  We are one of the few airlines in the world that takes full advantage of the Boeing 737 Next Generation phased maintenance philosophy, supported by extensive investments we made in human resources, material, tools and equipment.

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

We have been certified by ANAC under Brazilian Aeronautical Certification Regulations to perform heavy maintenance services for third parties.  We expect to utilize this certification, a potential source for ancillary revenues, now that the construction of an additional maintenance facility has been completed.

Fuel and Hedge

Our fuel costs totaled R$3,742.2 million in 2012, representing 42% of our operating expenses for the year.  In 2012, we purchased substantially all of our fuel from Petrobras Distribuidora S.A., a retail subsidiary of Petrobras, principally under an into-plane contract under which the supplier supplies fuel and also fills our aircraft tanks.  In 2012, fuel prices under our contracts were re-set every 30 days and were composed of a variable and a fixed component.  The variable component is defined by the refinery and follows international crude oil price fluctuations and the real/U.S. dollar exchange rate.  The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract.  We currently operate a tankering program under which we fill the fuel tanks of our aircraft in regions where fuel prices are lower.  We also provide our pilots with training in fuel management techniques, such as carefully selecting flight altitudes to optimize fuel efficiency.

Fuel costs are extremely volatile, as they are subject to many global economic and geopolitical factors that we can neither control nor accurately predict.  Because international prices for jet fuel are denominated in U.S. dollars, our fuel costs, though payable in reais, are subject not only to price fluctuations but also to exchange rate fluctuations.  We maintain a fuel hedging program, based upon policies which define volume, price targets and instruments, under which we enter into fuel and currency hedging agreements with various counterparties providing for price protection in connection with the purchase of fuel.  Our hedging positions cover short- and long-term periods, and are adjusted weekly or more frequently as conditions require.  Our hedging practices are executed by our internal risk management committee and overseen by the risk policies committee of our board of directors.  The risk policies committee of our board of directors meets monthly or more often, if called, and its main responsibilities are to assess the effectiveness of our hedging policies, recommend amendments when and where appropriate and establish its views regarding fuel price trends.  We use risk management instruments that have a high correlation with the underlying assets so as to reduce our exposure.  We require that all of our risk management instruments be liquid so as to allow us to make position adjustments and have prices that are widely disclosed.  We also avoid concentration of credit and product risk.  We have not otherwise entered into arrangements to guarantee our supply of fuel and we cannot provide assurance that our hedging program is sufficient to protect us against significant increases in the price of fuel.

As of December 31, 2012, we had hedged 11% on average for our projected fuel requirements for 2013. We also have an interest hedge program and we have hedged 44% of the leases for aircraft to be delivered in 2013 and 2014.  The fuel hedge is based on call options, swap and collar contracts, and the interest hedge is based on forward swap contracts.

The following chart summarizes our fuel consumption and costs for the periods indicated:

	Year Ended December 31,
	2011	2012
Liters consumed (in thousands)	1,591,917	1,655,421
Total cost (in thousands)	R$3,060,665	R$3,742,219
Average price per liter	R$1.92	R$2.26
% change in price per liter	23.2%	18.0%
Percent of operating expenses	39.3%	41.5%

We continuously invest in initiatives to reduce fuel consumption. Between 2008 and 2012 we reduced our fuel consumption per flight hour from 2.91 to 2.85. For example, we started using Aircraft Communications Addressing and Reporting System, or ACARS, in 2010. ACARS is a system that permits real-time digital transmission, via satellite, of  important flight data between aircraft and our bases, allowing routes and flight times to be automatically updated. We had installed ACARS in 67 aircraft by the end of 2012. We decided to increase ACARS coverage and create the CCD (Digital Communications Center) within the Operational Control area, which started operating in May 2011. The Center is responsible for monitoring aircraft in real time, as well as streamlining operations and managing various flight data. We also started using GPS Landing System in January 2010 and we expect to have the system implemented in all our fleet by the end of 2014.  This system reduces fuel consumption during take-off and landing, increases precision and safety.

Safety and Security

Our most important priority is the safety of our passengers and employees.  We maintain our aircraft in strict accordance with manufacturer specifications and all applicable safety regulations, and perform routine line maintenance every day.  Our pilots have extensive experience, with flight captains having more than 10,000 hours of career flight time, and we conduct ongoing courses, extensive flight simulation training and seminars addressing the latest developments in safety and security issues.  We closely follow the standards established by ANAC’s Air Accident Prevention Program and we have installed the Flight Operations Quality Assurance System, which maximizes proactive prevention of incidents through the systematic analysis of the flight data recorder system.  All of our aircraft are also equipped with Maintenance Operations Quality Assurance, a troubleshooting program that monitors performance and aircraft engine trends.  The Brazilian civil aviation market follows the highest recognized safety standards in the world.  We are also an active member of the Flight Safety Foundation, a foundation for the exchange of information about flight safety.  In June 2009, we created the office of Safety Officer which reports directly to our board of directors and whose main goal is to oversee flight safety and report directly to our highest management level.

Environmental Sustainability

Since 2010, we have been preparing an Annual Sustainability Report based on Global Reporting Initiative (GRI) guidelines, an international standard for reporting economic, social and environmental performance. By adopting these parameters, we are reinforcing our accountability with various stakeholders through added transparency and credibility.

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

Insurance

We maintain passenger liability insurance in an amount consistent with industry practice and we insure our aircraft against losses and damages on an “all risks” basis.  We are required by ANAC to maintain insurance coverage for general liability against terrorist acts or acts of war with a minimum amount of US$800 million.  We have obtained all insurance coverage required by the terms of our leasing agreements.  We believe our insurance coverage is consistent with airline industry standards in Brazil and is appropriate to protect us from material loss in light of the activities we conduct.  No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material loss.

Competition

Domestic

Airlines in Brazil compete primarily on the basis of routes, fare levels, frequency of flights, capacity, airport operating rights and presence, reliability of services, brand recognition, frequent flyer programs and customer service.

Our main competitor in Brazil is the recently-formed LATAM Airlines Group, or LATAM, the result of a June 2012 merger between TAM Airlines of Brazil and LAN Airlines of Chile. LATAM is a full-service scheduled carrier offering flights on domestic routes and international routes.  We also face domestic competition from other domestic scheduled carriers, regional airlines and charter airlines, which mainly have regional networks.

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

The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the significant airlines in Brazil for each of the periods indicated:

Domestic Market Share(1)— Scheduled Airlines	2008	2009	2010	2011	2012
Gol	42.4%	41.9%	37.1%	35.6%	34.4%
Webjet(2)	3.6%	4.4%	5.0%	5.9%	-
LATAM(3)	50.4%	45.4%	44.1%	40.5%	43.7%
Azul	-	3.8%	7.6%	9.8%	10.5%
Trip	1.1%	1.8%	2.7%	4.2%	4.5%
Others	2.5%	2.7%	3.5%	4.0%	6.9%

_______________

Source:  December Advanced Comparative Data (Dados Comparativos Avançados), 2008—2012

(1)           In October 2010, ANAC changed its calculation method for monthly traffic information and republished information for periods since January 2009. All operating data for 2009 and thereafter reflects the new methodology, whereas information for 2008 was calculated pursuant to the old methodology and may not be fully comparable. According to ANAC, the changes were designed to align data with the concepts adopted by the ICAO. The change was necessary because Brazil has joined the ICAO’s statistical program and supplies the latter’s database with several industry data. Changes in the methodology refer to the calculation of ASK (seat supply) and the classification of domestic legs in international flights, which are now considered to be part of the domestic market.

(2)          On October 3, 2011, we acquired Webjet.

(3)          Known as TAM Airlines prior to its June 2012 merger with LAN Airlines of Chile.

(4)          In May 2012, Azul acquired TRIP.

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

International

As we expand our international services in South America, the United States and the Caribbean, our pool of competitors will increase and we will face competition from Brazilian, U.S. and South American airlines that are already established in the international market and that participate in strategic alliances and code-share arrangements. In addition, non-Brazilian airlines may decide to enter or increase their schedules in the market for routes between Brazil and other South American, U.S. and Caribbean destinations.

Smiles Loyalty Program

Segregation of the Smiles Program

On December 21, 2012, we approved the segregation of the activities related to our Smiles loyalty program, or the Smiles program, previously managed by us, and which began to be conducted by Smiles S.A., or Smiles, a recently incorporated subsidiary, as of January 1, 2013. On April 25, 2013, Smiles priced an initial public offering (IPO) in which it issued a number of common shares equivalent to 40% of its total capital for R$1.0 billion. The proceeds of this IPO will be used entirely for the purchase by Smiles of advanced tickets from us at a discount rate equivalent to between 140% and 150% of the CDI. This IPO is subject to customary closing conditions and we expect it will close on May 2, 2013.

General Atlantic Investment Agreement

On April 5, 2013, we entered into an investment agreement with General Atlantic Service Company LLC., or General Atlantic, providing for an investment by General Atlantic in Smiles. Under this agreement, G.A. Smiles Participações S.A., or G.A. Smiles, an affiliate of General Atlantic, purchased in the IPO a number of Smiles common shares equivalent to R$400.0 million, equivalent to 15.8% of Smiles total capital. G.A. Smiles also agreed to not sell or otherwise transfer these Smiles common shares for a period of nine months following the closing of this offering.

In connection with G.A. Smiles’ investment, on April 23, 2013, we entered into a shareholders agreement granting G.A. Smiles the right to appoint one member of Smiles’ board of directors and certain veto rights regarding: amendments to the Operational Agreement or the Miles and Tickets Purchase Agreement (as defined below), certain related party transactions in excess of R$2.0 million, and certain advance ticket purchases. On April 24, 2013, we granted G.A. Smiles an option, exercisable within 12 months of the IPO, to purchase from us an additional number of Smiles common shares equivalent to 20% of G.A. Smiles’ initial investment, at the same price per share set in the IPO as adjusted by the CDI.

Overview

Smiles is one of the largest coalition loyalty programs in Brazil, with over 9 million members as of December 31, 2012.  Its business model is based on developing a coalition loyalty program consisting of a single platform for accumulating and redeeming miles through a broad network of commercial and financial partners.

The Smiles program was originally launched by Varig in 1994 as a frequent flyer program and was acquired by us in 2007, together with other assets of the Varig business.  Beginning in 2008, the Smiles program, which had been essentially inactive for years, underwent a complete restructuring and revitalization.  In 2010, we continued with the Smiles program restructuring and, since then, the program has gained significant market share.  The Smiles program has been transformed from a stand-alone program to a coalition loyalty program.

Currently, Smiles allows members to accumulate miles through: (1) flights with us and our international partners, (2) the main Brazilian commercial banks, including through co-branded credit cards issued by Bradesco and Banco do Brasil and (3) a broad network of more than 150 retail partners, including Petrobras Distribuidora, the largest fuel distributor in Brazil, among others.  We are Smiles’ primary redemption partner but members may also redeem miles to purchase products and services from commercial partners.

The agreements that govern our commercial relationship with Smiles allow unrestricted access to seats on our flights.

Products and Services

Smiles’ main business is the sale of miles.  Its commercial partners purchase miles to distribute to Smiles program members when members purchase products or services from these partners.  Members accumulate miles, which are redeemed in exchange for rewards, which in turn are acquired from commercial partners.

Smiles earns revenue mainly by (1) selling miles to its commercial partners and (2) providing loyalty program management services to commercial partners, including our loyalty program.

To become eligible to earn miles, individuals enroll in the Smiles program through its website.  Members have a single account for accumulating and redeeming miles, and are not required to transfer miles or pay additional redemption fees.

A Smiles program account permits members to accumulate miles by purchasing products or using services offered by any of its commercial partners.  Members may redeem and convert their miles into travel or non-travel rewards. Current policy is to cancel all miles in member accounts when they expire, which varies from three to five years.

In addition to selling miles, Smiles manages our loyalty program and intends to expand its loyalty program management services to its other commercial partners.

Miles Redemption

Travel rewards represented the majority of redemptions as of December 31, 2012.  However, with the option of redeeming miles  through Smiles Shopping, a platform through which redemption commercial partners offer a variety of reward products, we expect that the proportion of reward redemptions for products other than airline travel will increase.

Miles Sales to Members and Smiles and Money

Smiles was the first Brazilian loyalty program to sell miles to members to allow them to add  miles to their account balances in order to facilitate redemption of higher value rewards.  Currently, members may purchase miles through its website. Miles purchases are automatically credited to member accounts and can later be used for reward tickets or rewards through Smiles Shopping.

Smiles and Money allows members to redeem rewards using a combination of miles and money.  We believe that Smiles and Money and miles sales encourages member engagement, as it expands access to rewards.

Commercial Partners

As of the date of this offering memorandum, the Smiles network of commercial partners is composed of over 150 companies, including more than 120 partners from which members may earn miles and 30 partners from which members may redeem rewards. Its partners span various industries and include airlines, financial institutions, travel agencies, hotels, car rental companies, food and non-food retailers, gas stations, bookstores, car manufacturers, real estate developers, media companies, drugstores, restaurants and parking lot operators, among others.

•               Airlines.  We are the single most important commercial partner in terms of miles and rewards volumes.  We purchase miles from Smiles to distribute to our passengers. Additionally, Smiles has agreements with our airline partners, which are currently Qatar  Airways, Delta, Air France, KLM, and in the near future will include Iberia.

•             Financial Institutions.  Smiles has commercial partnership agreements with 22 Brazilian and international financial institutions, including the five largest Brazilian commercial banks in terms of total assets as of September 2012, according to the Central Bank.  Smiles sells miles to these commercial partners, which distribute them proportionately to credit card spending by cardholders who are Smiles program members. Smiles also sells miles for co-branded credit cards issued by Bradesco and Banco do Brasil.

•              Travel Companies, Hotels and Car Rental Agencies.  Currently, Smiles has approximately 40 commercial partnership agreements with well known domestic and international travel companies, hotels and car rental companies. These partners include Unidas Locadora de Veículos Ltda. (a Brazilian car rental company), Hilton HHonors Worldwide LLC, Marriott International, Starwood Hotels and Resorts Worldwide, Inc, Atlântica Hotels International (Brasil) Ltda, and Sauípe S.A. (a tourism complex in Brazil), whose agreement with us is in the final stages of negotiation.  This network allows Smiles program members to accumulate miles at a variety of locations worldwide and throughout the course of their travels.

•              Brazilian Retailers and Distributors.  Smiles has commercial agreements with approximately 40 important Brazilian retailers, including Petrobras Distribuidora S.A. (a fuel distributor), Camisaria Colombo (a menswear retail chain), Polishop (a domestic electronics and merchandise retailer), Cybelar (an electronics and furniture store chain), NET Serviços de Comunicação S.A. (a telecommunications provider), the newspapers Jornal o Globo and Jornal Valor Econômico, JAC Motors, Kawasaki Motores do Brasil Ltda, B2W – Companhia Global do Varejo (Brazil’s largest e-commerce company), Sociedade Comercial e Importadora Hermes S.A. (a Brazilian retailer), Editora Abril S.A. (one of the largest Brazilian publishing companies) and Walmart.com.

Competition

Smiles faces the following types of competition in Brazil: (i) frequent flyer programs, (ii) the loyalty programs of financial institutions and similar entities and (iii) other loyalty programs in general.  The first group includes Multiplus, the current market leader, and other players such as the Tudo Azul program.  The second group includes a variety of large financial institutions and similar entities that have their own loyalty programs, such as the SuperBônus Program of Banco Santander (Brasil) S.A., the Bradesco Loyalty Card Program of Banco Bradesco S.A., the Sempre Presente Program of Banco Itaú Unibanco S.A. and the American Express Membership Rewards Program.  The majority of these programs allow members to transfer accumulated reward points to programs like Smiles.  The third group of competitors includes companies such as Dotz and Netpoints, among others.

There is currently no publicly available data on the loyalty industry in Brazil.  However, information disclosed by Multiplus suggests that they have approximately a 74% market share and Smiles has a 26% market share, excluding other smaller industry players.

If foreign loyalty programs such as Aeroplan or Air Miles enter the Brazilian market, Smiles may face additional competition. However, entry of foreign loyalty programs would also present new opportunities for commercial partnerships.

Agreements with Smiles

Operating Agreement

On December 28, 2012, we entered into an operating agreement with Smiles, or the Operating Agreement, that establishes the terms and conditions of our relationship. This agreement went into effect on January 1, 2013, when Smiles began to manage and operate the Smiles program.

The Operating Agreement established the terms of the transfer of Smiles program management to Smiles.  In the context of the transfer, we divided reward costs as follows: the cost of rewards redeemed with legacy miles (i.e., those earned through December 31, 2012) is supported by us, while the cost of rewards redeemed with new miles (i.e., those earned beginning January 1, 2013) is supported by Smiles.

Pursuant to the Operating Agreement, the Smiles program will be our sole loyalty program.  We are currently Smiles’ sole partner in the air transportation industry, but Smiles is free to establish new partnerships in this industry with our prior authorization.  We may require Smiles to enter into a partnership agreement with new partners in the air transportation industry or with a global alliance of airlines in the event we become a party to one.

We have a preference to enter into partnerships in certain segments, such as travel agencies (including on-line travel agencies), rental cars and travel insurance.  However, Smiles may establish partnerships in these industries with our prior authorization.

Outside of the air transportation industry and certain segments in the travel industry, Smiles does not need to inform or request our authorization to establish partnerships.  We may establish partnerships outside the air transportation industry as long as such partnerships do not involve miles or benefits accumulation in a frequent flyer program other than the Smiles program.

The 20-year Operating Agreement will be automatically renewed for successive five-year periods if neither party objects at least two years prior to its expiration.  If a party is given notice of non-renewal, it may terminate the Operating Agreement early by providing written notification to the other party six months prior to the termination date.

We pay Smiles a monthly fee for managing our frequent flyer program. This fee will be adjusted on each anniversary of the Operating Agreement in accordance with our gross monthly miles purchases.  For 2013, the management fee will be 6.0% of gross miles sales.  After 2013, this fee will remain between 3.5% and 6.0%, depending on our gross miles purchases.

Miles and Tickets Purchase Agreement

On December 28, 2012, we entered into a miles and tickets purchase agreement with Smiles, or the Miles and Tickets Purchase Agreement, that establishes the terms and conditions of our purchases of miles and our sales of tickets.

In order to govern pricing and availability of reward tickets and satisfy customer demand, the agreement establishes three seating classes: standard, commercial and promotional for ticketing purposes.

  Standard seats:  Pricing will take into account the variation of the economic cost of the fare over the last 12 months and the characteristics of each route. The economic cost is equivalent to the sum of (i) the opportunity cost of not selling a ticket to a traveler when the flight is full – or displacement; (ii) the opportunity cost of a passenger redeeming a reward ticket who would have purchased the ticket using cash, had he or she not had available miles – or dilution; and (iii) the direct cost that we incur in transporting an additional passenger on a given flight – or marginal cost.  The availability of standard seating on planes is limited and controlled by us, although Smiles is assured a minimum aggregate number of standard seats out of total seats on all flights.
  Commercial seats:  Pricing is subject to the same price and/or discount applied by us to third parties (subject to thej conditions and characteristics of each product). The availability of commercial seats on flights is unrestricted, but limited to the capacity of the flight, pursuant to applicable restrictions.
  Promotional seats:  Pricing is determined by an established discount table agreed upon by us and Smiles on a case-by-case basis, which may be revised, suspended or revoked at any time at our discretion. There is no minimum availability obligation for promotional seats.

The price that we pay for miles will be calculated based on the economic cost specified above, minus a portion of the breakage rate, which is the expected percentage of miles that will expire without being redeemed.

Pursuant to the Miles and Tickets Purchase Agreement, any material change to our miles accumulation policy must be discussed in advance by a loyalty committee whose members will be appointed by Smiles and us, proportionally. Smiles must notify us of material changes to miles redemption policy relating to reward tickets and hold discussions of such changes in the loyalty committee.  The loyalty committee will be an advisory committee with no decision-making power.

Smiles may sell miles directly to its clients, subject to certain limits on miles sold per client and per period, minimum prices and the length of redemption periods.

The 20-year Miles and Tickets Purchase Agreement will be automatically renewed for successive five-year periods if neither party objects at least two years prior to its expiration.  If a party is given notice of non-renewal, it may terminate the agreement early by providing written notification to the other party six months prior to the termination date.

The parties will annually review the contract’s compliance conditions according to certain parameters established in the agreement, and may amend these conditions in order to reestablish the originally agreed-upon economic balance.  In extraordinary circumstances, the parties may also amend the agreement in the event of significant changes to (i) the economic cost of flights (including changes in the average occupancy rate of our flights or ticket prices); (ii) our destinations; or (iii) applicable law or regulation.

Back Office Services Agreement

On December 28, 2012, we entered into a back office services agreement with Smiles, or the Back Office Services Agreement, that contains the terms, conditions and levels of certain services to be provided to Smiles by us. These services will be provided in connection with certain back office activities including controllership, accounting, internal controls and auditing, finance, information technology, call center, human resources, inventory and legal matters.

The three-year Back Office Services Agreement will be automatically renewed for successive three-year periods if neither party objects 12 months prior to its expiration. Smiles may terminate portions of the Back Office Services Agreement at any time by providing prior written notice to us.

Corporate Governance

We will amend Smiles’ by-laws to provide that certain related party transactions will require the approval of an independent committee or all members of its board of directors. These related party transactions include: amendments to the Operational Agreement or the Miles and Tickets Purchase Agreement and certain advance ticket purchases, among other transactions.

Industry Overview

Since air transportation has historically been affordable only to the higher income segment of Brazil’s population, resulting in a comparatively low level of air travel, we believe that a low-cost low-fare business model has the potential to significantly increase the use of air transportation in Brazil.  According to ICAO, Brazil is the third largest domestic aviation market in the world and, according to ANAC, there were 92 million domestic enplanements and 9.1 million international enplanements on Brazilian carriers in Brazil in 2012, out of a total population of approximately 195 million, according to IBGE.  In contrast, according to the U.S. Department of Transportation, the United States had 650 million domestic enplanements and 99 million international enplanements in 2012, out of a total population of approximately 315 million, based on the latest U.S. census estimates.

The business travel segment is the largest component of Brazilian air transportation demand and the most profitable in the market. According to company data, business travel represented around 70% of the its total demand for domestic air travel in 2012, which we believe is significantly higher than the business travel portion of domestic air travel in the global aviation sector.  According to the latest data collected by ANAC, flights between Rio de Janeiro and São Paulo accounted for 6.2% of all domestic passengers in 2010.  The ten busiest routes accounted for 22.2% of all domestic air passengers in 2010, while the ten busiest airports accounted for 70% and 73% of all domestic passenger traffic through INFRAERO airports in terms of arrivals and departures in 2011 and 2010, respectively.

In light of economic growth, the consumer domestic market (A, B and C classes) has significantly increased in the last years, from 66 million in 2003 to more than 105 million in 2012, according to FGV and IBGE. Due to increased passenger volume, in addition to the upcoming Soccer Confederations Cup (2013), World Cup (2014) and Summer Olympic Games (2016) in Brazil, domestic airport infrastructure will require substantial improvements.

In 2009, CONAC proposed to the Brazilian government a change to the regulatory limit of foreign ownership in Brazilian airline companies from 20% to 49% or higher, however, we are unable to anticipate if and when there will be a final decision on the matter.

In August 2011, the Brazilian government privatized the new Natal airport, which will have its construction completed and further operation by the winners of the privatization auction. In February 2012, the Brazilian government privatized the Guarulhos, Brasília and Campinas international airports, which will be operated by the winners of the privatization auction for periods of 20 to 30 years In December 2012, the Brazilian government announced its intention to privatize the Galeão (in Rio de Janeiro) and Confins (Belo Horizonte) airports by September 2013, and other airports are also expected to be privatized in the near future.  See “−Regulation of the Brazilian Civil Aviation Market−Airport Infrastructure” below.

Brazilian Civil Aviation Market Evolution

Since 1970, Brazil has for the most part experienced stable growth in revenue passenger kilometers.  From 1970 to 2009, domestic revenue passenger kilometers grew at a compound annual rate of 8.9%. In the past 40 years, the domestic market generally experienced year-over-year growth in revenue passenger kilometers except in times of significant economic or political distress, such as the petroleum crisis in the 1970s, the Brazilian sovereign debt crisis in the early 1980s and the economic and political distress in Brazil in the early 1990s.

From 2000 to 2012, the compound annual growth rate in industry passenger traffic, in terms of domestic revenue passenger kilometers, was 10.8%, versus a compound annual growth rate in available industry domestic capacity, in terms of available seat kilometers, of 8.8% . Domestic industry load factors, calculated as revenue passenger kilometers divided by available seat kilometers, averaged 65.4% over the same period.  The table below shows the figures of domestic industry passenger traffic and available capacity for the periods indicated:

	2008	2009	2010	2011	2012
	(in millions, except percentages)
Available Seat Kilometers	72,841	86,471	102,643	116,046	119,227
Available Seat Kilometers Growth	12.8%	18.7%	18.9%	13.7%	2.7%
Revenue Passenger Kilometers	47,838	56,864	70,306	81,426	86,953
Revenue Passenger Kilometers Growth	7.4%	18.9%	23.6%	16.0%	6.8%
Load Factor	65.5%	65.8%	68.8%	70.2%	72.9%

________________

Source:  ANAC, Dados Comparativos Avançados.

Note:        In October 2010, ANAC changed its calculation method for monthly traffic information and republished information for periods since January 2009. All operating data for 2009 and thereafter reflects the new methodology, whereas information for 2008 was calculated pursuant to the old methodology and may not be fully comparable. According to ANAC, the changes were designed to align data with the concepts adopted by the ICAO. The change was necessary because Brazil has joined the ICAO’s statistical program and supplies the latter’s database with several industry data. Changes in the methodology refer to the calculation of ASK (seat supply) and the classification of domestic legs in international flights, which are now considered to be part of the domestic market.

The 2012 traffic figures reflect the industry’s current trend of controlling domestic supply through the main airlines, in response to the new cost level, as well as the sluggish growth of Brazil’s economy.

In 2010, Brazil was the third largest market in domestic revenue passenger kilometers and according to ANAC, in 2011, the Brazilian aviation industry showed the strongest market growth in the world. According to IATA, global domestic air travel markets expanded 4% in 2012 in terms of RPK; China led global domestic markets growth, followed by Brazil in second place.

Regulation of the Brazilian Civil Aviation Market

The Brazilian Aviation Authorities and Regulation Overview

Air transportation services are considered a public service and are subject to extensive regulation and monitoring by CONAC and ANAC.  Air transportation services are also regulated by the Brazilian Federal Constitution and the Brazilian Aeronautical Code.  The Brazilian civil air transportation system is controlled by several authorities.  ANAC is responsible for the regulation of the airlines, whereas DECEA is responsible for airspace control and INFRAERO is responsible for airport administration.

The following chart illustrates the main regulatory bodies, their responsibilities and reporting lines within the Brazilian governmental structure.

In March 2011, the SAC (Secretaria de Aviação Civil) was created to supervise civil aviation in Brazil. The Civil Aviation Secretary oversees ANAC and INFRAERO and reports directly to the Brazilian President. SAC is also responsible for implementation of the airport infrastructure concession plan and the development of strategic planning for civil aviation.

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

CONAC is an advisory body of the President of Brazil and its upper level advisory board is composed of the Minister of Defense, the Minister of Foreign Affairs, the Minister of Treasury, the Minister of Development, Industry and International Trade, the Minister of Tourism, the Minister Chief of the Civil Cabinet, the Minister of Planning, Budget and Management, the Minister of Justice, the Minister of Transportation and the Commandant of the Air Force. CONAC has the authority to establish national civil aviation policies that may be adopted and enforced by the High Command of Aeronautics and by ANAC.  CONAC establishes guidelines relating to the proper representation of Brazil in conventions, treaties and other actions related to international air transportation, airport infrastructure, the granting of supplemental funds to be used for the benefit of airlines and airports based on strategic, economic or tourism-related aspects, the coordination of civil aviation, air safety, the granting of air routes and concessions, as well as permission for the provision of commercial air transportation services.

The Brazilian Aeronautical Code sets forth the main rules and regulations relating to airport infrastructure and operation, flight safety and protection, airline certification, lease structuring, burdening, disposal, registration and licensing of aircraft; crew training; concessions, inspection and control of airlines; public and private air carrier services; civil liability of airlines; and penalties in case of infringements.

In February 2009, the Brazilian government approved the new Civil Aviation National Policy (Política Nacional de Aviação Civil), or PNAC.  Although the PNAC does not establish any immediate measure, it contains the main guidelines for the national civil aviation system.  It encourages the Ministry of Defense, CONAC and ANAC to issue regulations on strategic matters such as safety, competition, environmental, and consumer issues, as well as to inspect, review and evaluate the activities of all operating companies.

The Brazilian government recognized and ratified, and must comply with, the Warsaw Convention of 1929, the Chicago Convention of 1944, and the Geneva Convention of 1948, the three leading international conventions relating to worldwide commercial air transportation activities.

Route Rights

Domestic routes.  For the granting of new routes and changes to existing ones, ANAC evaluates the actual capacity of the airport infrastructure where such route is or would be operated.  In addition, route frequencies are granted subject to the condition that they are operated on a frequent basis.  Any airline’s route frequency rights may be terminated if the airline (a) fails to begin operation of a given route for a period exceeding 15 days, (b) fails to maintain at least 75% of flights provided for in its air transportation schedule (Horário de Transporte Aéreo), or HOTRAN, for any 90-day period or (c) suspends its operation for a period exceeding 30 days.  ANAC approval of new routes or changes to existing routes is given in the course of an administrative procedure and requires no changes to existing concession agreements.

Once routes are granted, they must be immediately reflected in the HOTRAN, which is the official schedule report of all routes that an airline can operate.  The HOTRAN provides not only for the routes but also the times of arrival at and departure from certain airports, none of which may be changed without the prior consent of ANAC.  According to Brazilian laws and regulations, an airline cannot sell, assign or transfer its routes to another airline.

International routes.  In general, requests for new international routes, or changes to existing routes, must be filed by each interested Brazilian airline that has been previously qualified by ANAC to provide international services, with the SRI (International Relations Superintendence of ANAC), which, based on the provisions of the applicable bilateral agreement and general policies of the Brazilian aviation authorities, will submit a non-binding recommendation to ANAC’s president, who will decide on approval of the request.  International route rights for all countries, as well as the corresponding transit rights, derive from bilateral air transport agreements negotiated between Brazil and foreign governments.  Under such agreements, each government grants to the other the right to designate one or more of its domestic airlines to operate scheduled service between certain destinations in each country.  Airlines are only entitled to apply for new international routes when they are made available under these agreements.  For the granting of new routes and changes to existing ones, ANAC has the authority to approve Brazilian airlines to operate new routes, subject to the airline having filed studies satisfactory to ANAC demonstrating the technical and financial viability of such routes and fulfilling certain conditions in respect of the concession for such routes.  Any airline’s international route frequency rights may be terminated if the airline fails to maintain at least 80% of flights provided for in its air transportation schedule HOTRAN for any 180-day period or suspends its operation for a period exceeding 180 days.

In 2010, ANAC approved the deregulation of international airfares for flights departing from Brazil to the U.S. and Europe, gradually removing the prior minimum fares. Also in 2010, CONAC approved the continuity of bilateral agreements providing for open skies policies with other South American countries and a new open skies policy with the United States.  In March 2011, Brazil also signed an open skies agreement with Europe. The agreements with the United States and Europe are expected to be in operation by 2015 and 2014, respectively.

Slots Policy

Domestic.  Under Brazilian law, a domestic slot is a concession of ANAC, which is reflected in the airline’s HOTRAN.  Each HOTRAN represents the authorization for an airline to depart from and arrive at specific airports within a predetermined timeframe.  Such period of time is known as an “airport slot” and provides that an airline can operate at the specific airport at the times established in the HOTRAN.  An airline must request an additional slot from ANAC with a minimum of two months’ prior notice.

Congonhas airport in the city of São Paulo is a “coordinated” airport, where slots must be allocated to an airline company before it may begin operations there.  Although it is difficult to obtain a slot in Congonhas airport, on March 8, 2010, ANAC reallocated 202 idle Congonhas’ slots. When the capacity at the airport increases and more slots become available, 20% of those slots must be distributed to new entrants who will have a preference to their assignment.  The remaining slots will be allocated among other airline companies already in operation at Congonhas, including us.  The Santos-Dumont airport in Rio de Janeiro, a highly utilized airport with half-hourly shuttle flights between São Paulo and Rio de Janeiro, is also a coordinated airport, with certain slot restrictions.  Several other Brazilian airports, including Brasília’s International Airport and São Paulo’s International Airport in Guarulhos, have limited their number of slots per day due to airport infrastructure limitations.

ANAC has imposed schedule restrictions on several Brazilian airports from which we operate.  Operating restrictions, including the prohibition of international flights’ operations and the prohibition of civil aircraft’s operation after 11:00 p.m. and before 6:00 a.m., were imposed for Congonhas Airport, one of the busiest Brazilian airports and the most important airport for our operations.  No assurance can be given that these or other government measures will not have a material adverse effect on our business and results of operations.

CONAC has taken certain measures to minimize recent technical and operational problems at São Paulo’s airports, including the redistribution of air traffic from Congonhas Airport to the International Airport in Guarulhos. CONAC has also mentioned its intention to adjust tariffs for the use of busy airport hubs to encourage further redistribution of air traffic.

In the last quarter of 2008, ANAC proposed a new regulation for the allocation of slots to domestic airlines.  This regulation governs the manner of allocation of slots, by organizing rotations among the concessionaires, determining the procedures for registration, qualification, judgment and homologation of a request for slot concessions in coordinated airports.  Additionally, such regulation also establishes the rules permitting transfers of slots between concessionaires.  ANAC’s resolution has not yet been released.

Also, in 2008, ANAC enacted a regulation providing that the minimum ground time for aircraft between landing and take-off must be 40 minutes at São Paulo’s International Airport in Guarulhos, the international airport of Rio de Janeiro (Galeão) and at Brasília’s airports, and 30 minutes at all other Brazilian airports.  This regulation negatively affected our ability to increase aircraft utilization by minimizing turnaround times between flights.

In February 2013, ANAC announced a series of public hearings to discuss proposed changes to rules governing the allocation of slots at Brazilian airports, which would consider operational efficiency (punctuality and regularity data) as the main determinant for the allocation of slots.

Also in February 2013, the Civil Aviation Secretary, or SAC, announced a new proposal focused specifically on slot distribution rules at Congonhas airport. Current rules governing the allocation of slots at Congonhas Airport, which favor us, require that 80% of new slots are assigned to airlines already operating in that airport. SAC’s proposal alters current regulations by taking into account operational efficiency as a principal determinant for slot allocation at Congonhas airport, as well as domestic market (main cities) and regional market share as complementary factors. Neither ANAC’s nor SAC’s proposal had been approved as of the date of this document. See “Item 3. Key Information—D. Risk Factors—Changes to Brazilian rules regarding slots distribution, fare restrictions and fees associated with civil aviation may adversely affect our business and results of operations.”

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

We have renewable concessions with terms varying from one to five years from INFRAERO to use and operate all of our facilities at each of the major airports that we serve.  Our concession agreements for our terminals’ passenger service facilities, which include check-in counters and ticket offices, operations support areas and baggage service offices, contain provisions for periodic adjustments of the lease rates and the extension of the concession term.

Of the 63 Brazilian airports managed by INFRAERO at the end of 2012, approximately 30 were receiving infrastructure investments and upgrades.  The airport upgrade plan does not require contributions or investments by the Brazilian airlines and is not expected to be accompanied by increases in landing fees or passenger taxes on air travel.

Until 2010, landing and navigation fees charged in Brazilian airports were similar in all airports independent of whether they were busy or not. In 2011, the Brazilian government increased landing and navigation fees at the busiest airports as compared to less busy airports and at peak hours.

In August 2011, the Brazilian government privatized the new Natal airport, which will have its construction completed and further operation by the winners of the privatization auction. In February 2012, the Brazilian government privatized the Guarulhos, Brasília and Campinas international airports, which will be operated by the winners of the privatization auction for periods of 20 to 30 years;

The airports auctioned were:

	Cumbica (Guarulhos)	Viracopos (Campinas)	Juscelino Kubitschek (Brasília)
City	São Paulo	São Paulo	Brasília
Grant	R$ 16.2 billion	R$ 3.8 billion	R$ 4.5 billion
Concession term	20 Years	30 Years	25 Years
Minimum investment	R$ 4.7 billion	R$ 8.7 billion	R$ 4.7 billion
Additional fee	10% of Annual Gross Revenue - R$ 1.77 billion during the concession	5% of Annual Gross Revenue - R$ 649 Million during the concession	2% of Annual Gross Revenue - R$107 million during the concession
Estimated investment for the World Cup	R$ 1.38 billion	R$ 873.1 million	R$ 626.5 million
Mandatory improvements for the World Cup

Construction of:

- new terminal with capacity for at least 7 million additional passengers per year

- apron area for 32 aircraft

- 2,200 parking spaces

- Expansion of the runway for aircraft maneuvering

Construction of:

- new terminal with capacity for at least 5.5 million additional passengers per year

- apron area for 35 aircraft

- 4,500 parking spaces

- Expansion of the runway for aircraft maneuvering

Construction of:

- new terminal with capacity for at least 2 million additional passengers per year

- apron area for 24 aircraft

- 2,400 parking spaces

- Expansion of the runway for aircraft maneuvering

Source: SAC

These airports represented approximately 30% of total Brazilian passengers transported in 2012, including domestic and international traffic, according to ANAC.

In December 2012, the Brazilian government announced its intention to privatize the Galeão (in Rio de Janeiro) and Confins (Belo Horizonte) airports by September 2013, and other airports are also expected to be privatized in the near future.

Concession for Air Transportation Services

According to the Brazilian Federal Constitution, the Brazilian government is responsible for public services related to airspace as well as airport infrastructure, and may provide these services directly or through third parties under concessions or authorizations.  According to the Brazilian Aeronautical Code and regulations issued by CONAC, the application for a concession to operate regular air transportation services is subject to a license granted by ANAC to operate an airline and to explore regular air transportation services.  The applicant is required by ANAC to have met certain economic, financial, technical, operational and administrative requirements in order to be granted such license.  Additionally, a concession applicant must be an entity incorporated in Brazil, duly registered with the Brazilian Aeronautical Registry (Registro Aeronáutico Brasileiro), or RAB, must have a valid airline operating certificate (Certificado de Homologação de Empresa de Transporte Aéreo), or CHETA, and must also comply with certain ownership restrictions.  See “—Restrictions to the Ownership of Shares Issued by Concessionaires of Air Transportation Services.”  The ANAC has the authority to revoke a concession for failure by the airline to comply with the terms of the Brazilian Aeronautical Code, the complementary laws and regulations and the terms of the concession agreement.

Our concession was granted on January 2, 2001 by the High Command of Aeronautics of the Ministry of Defense.  The concession agreement can be terminated if, among other things, we fail to meet specified service levels, cease operations or declare bankruptcy.

The Brazilian Aeronautical Code and the regulations issued by CONAC and ANAC do not expressly provide for public bidding processes and currently it is not necessary to conduct public bidding processes prior to granting of concessions for the operation of air transportation services.  Due to the intense growth of the civil aviation sector, this rule may be changed by the government, in order to allow more competition or to achieve other political purposes.

Import of Aircraft into Brazil

The import of civil or commercial aircraft into Brazil is subject to prior certification of the aircraft by ANAC.  Import authorizations usually follow the general procedures for import of goods into Brazil, after which the importer must request the registration of the aircraft with the RAB.

Registration of Aircraft

The registration of aircraft in Brazil is governed by the Brazilian Aeronautical Code, under which no aircraft is allowed to fly in Brazilian airspace, or land in or take off from Brazilian territory, without having been properly registered.  In order to be registered and continue to be registered in Brazil, an aircraft must have a certificate of registration (certificado de matrícula) and a certificate of airworthiness (certificado de aeronavegabilidade), both of which are issued by the RAB after technical inspection of the aircraft by ANAC.  A certificate of registration attributes Brazilian nationality to the aircraft and is evidence of its enrollment with the competent aviation authority.  A certificate of airworthiness is generally valid for six years from the date of ANAC’s inspection and authorizes the aircraft to fly in Brazilian airspace, subject to continuing compliance with certain technical requirements and conditions.  The registration of any aircraft may be cancelled if it is found that the aircraft is not in compliance with the requirements for registration and, in particular, if the aircraft has failed to comply with any applicable safety requirements specified by ANAC or the Brazilian Aeronautical Code.

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

•         the airline must file with ANAC, in the first month of each semester, a detailed shareholder chart including a list of shareholders, as well as a list of all share transfers effected in the preceding semester; and

•         based on its review of the airline’s shareholder chart, ANAC has the authority to subject any further transfer of shares to its prior approval.

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

Aircraft Financing by Export Credit Agencies

In 2010, the Ex-Im Bank agreed on a common approach with European export-credit agencies on offering export credits for commercial aircraft.  Among other things, the new ASU sets forth minimum guarantee premium rates applicable to aircraft to be delivered on or after January 1, 2013, or under firm contracts entered into after December 31, 2010 and also changes the maximum amount that may be financed.

In light of our current credit ratings and the introduction of the ASU, we expect our minimum guarantee premium rate applicable to aircraft delivered on or after January 1, 2013 will increase substantially from a previous rate of 4%. The Ex-Im Bank has not yet informed us if it will guarantee this increased amount to be financed, which could cause us to have to seek other more expensive financing alternatives or use our own cash resources to finance the additional amount.

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

C.      Organizational Structure

The Registrant is a holding company, which owns directly or indirectly shares of six subsidiaries:  (i) VRG, which also owns (ii) Webjet, (iii) Smiles, and three offshore finance subsidiaries, (iv) Gol Finance Cayman and (v) GAC Inc., which owns (iv) Sky Finance II.  VRG is the Registrant’s operating subsidiary, under which we conduct our business. Gol Finance, GAC Inc. and Sky Finance II are off-shore companies established for the purpose of facilitating cross-border general and aircraft financing transactions.

D.      Property, Plant and Equipment

Our primary corporate offices are located in two buildings in São Paulo.  Our commercial, operations, technology, finance and administrative staff is based primarily at our headquarters.  We have concessions to use other airport buildings and hangars throughout Brazil, including a part of a hangar at Congonhas airport where we perform aircraft maintenance.  As of December 31, 2012, we have 45 Boeing 737s classified as finance lease aircraft. We own a state-of-the-art Aircraft Maintenance Center in Confins, in the State of Minas Gerais.  The certification of our aircraft maintenance center authorizes airframe maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s.  We have three hangars at our Aircraft Maintenance Center, with a capacity to perform maintenance on six aircraft simultaneously and painting services on one additional aircraft.  We also have room to build more hangars in the future if needed.  With our system of phased maintenance for our Boeing NG 737-700 and 737-800 aircraft fleet, we are able to perform maintenance work every day without sacrificing aircraft revenue time, and schedule preventive maintenance with more regularity and around the utilization of our aircraft, which further dilutes fixed costs.  We use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment.  See also “Item 4—Business Overview—Aircraft” and note 17 to our financial statements as of and for the year ended December 31, 2012.

ITEM 4A.     Unresolved Staff Comments

None.

ITEM 5.       Operating and Financial Review and Prospects

You should read this discussion in conjunction with our consolidated financial statements and the related notes and the other financial information included elsewhere in this annual report.

A.      Operating Results

Revenues

We derive our revenues primarily from transporting passengers on our aircraft.  In 2012, 88% of our revenues were derived from passenger fares, and the remaining 12% of our revenues were derived from ancillary revenues principally from our cargo business, which utilizes available cargo space on our passenger flights.  Nearly all of our passenger revenue and cargo revenue is denominated in reais.  Passenger revenue, including revenue from our Smiles loyalty program, is recognized either when transportation is provided or when the ticket expires unused.  Cargo revenue is recognized when transportation is provided.  Other ancillary revenue consists primarily of ticket change fees, excess baggage charges, interest on installment sales and other services.  Passenger revenues are based upon our capacity, load factor and yield.  Our capacity is measured in terms of available seat kilometers, which represents the number of seats we make available on our aircraft multiplied by the number of kilometers the seats are flown.  Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing revenue passenger kilometers by available seat kilometers.  Yield is the average amount that one passenger pays to fly one kilometer.

The following table demonstrates our main operating performance indicators in 2011 and 2012:

	Year Ended December 31,
	2011	2012
Operating Data:
Load-factor	68.4%	70.2%
Break-even load-factor	70.6%	78.0%
Aircraft utilization (block hours per day)	13.0	12.1
Yield per passenger kilometer (cents)	19.5	19.7
Passenger revenue per available seat kilometer (cents)	13.4	13.8
Operating revenue per available seat kilometer (cents)	15.0	15.6
Number of departures	314,190	348,578
Operating aircraft at period end	127	125

Our revenues are net of certain taxes, including state-value added taxes, Imposto sobre Circulação de Mercadorias e Serviços, or ICMS; federal social contribution taxes, including Programa de Integração Social, or PIS; and the Contribuição Social para o Financiamento da Seguridade Social, or COFINS.  ICMS does not apply to passenger revenues.  The average rate of ICMS on cargo revenues varies by state from 4% to 12%.  As a general rule, PIS and COFINS combined are imposed at rates of 3.65% of passenger revenues.

We generate most of our revenue from ticket sales through our website, and we have one of the largest e-commerce platforms in Brazil.

ANAC and the aviation authorities of the other countries in which we operate may influence our ability to generate revenues.  In Brazil, ANAC approves the concession of slots, entry of new companies, launch of new routes, increases in route frequencies and lease or acquisition of new aircraft.  Our ability to grow and increase revenues is dependent on receiving approval for new routes, increased frequencies and additional aircraft from ANAC.

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

Our aircraft fuel expenses are higher than those of low-cost airlines in the United States and Europe because the Brazilian infrastructure to produce, transport and store fuel is expensive and underdeveloped, especially in the north and northeast regions of the country.  In addition, taxes applicable on the sale of jet fuel are high and are passed along to us.  Our aircraft fuel expenses are variable and fluctuate based on global oil prices.  Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also linked to fluctuations in the exchange rate of the real  versus the U.S. dollar.  In 2012, fuel expenses represented 41.5% of our total operating expenses, as compared to 39.3% in 2011.  In 2008, the price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, varied significantly, reaching an all-time high of US$145 in March 2008 and decreasing to US$44.60 per barrel at the end of 2008.  At year-end 2009, the price per barrel was US$79.36 and increased to US$91.40 at the end of 2010. At year end 2011 the price per barrel was US$98.83 and at year end 2012 the price per barrel was US$91.82.  We currently enter into short-term arrangements to hedge against increases in oil prices and foreign exchange fluctuations.

Our aircraft rent expenses are in U.S. dollars and have increased in line with the expansion of our operations.  We use short-term arrangements to hedge against exchange rate exposure related to our lease payment obligations.  In addition, leases for seven of our aircraft are subject to floating-rate payment obligations that are based on fluctuations in international interest rates.  We currently have hedging policies in place to manage our interest rate exposure.

Our maintenance, material and repair expenses consist of light (line) and scheduled heavy (structural) maintenance of our aircraft.  Line maintenance and repair expenses are charged to operating expenses as incurred.  Structural maintenance for aircraft leased under finance leases is capitalized and amortized over the life of the maintenance cycle.  Once the maintenance is performed, accrual does not commence again until the maintenance status is reduced below the return condition.  Since the average age of our operating fleet was 7.2 years for 125 Boeing 737-700/800 aircraft at December 31, 2012, and most of the parts on our aircraft are under multi-year warranties, our aircraft have required a low level of maintenance and therefore we have incurred low maintenance expenses.  Our aircraft are covered by warranties that have an average term of 48 months for products and parts and 12 years for structural components.  The warranties on the aircraft we received in 2012 under our firm purchase order with Boeing will start expiring in 2016.  Thus, with regard to the accounting for aircraft maintenance and repair costs, our current and past results of operations may not be indicative of future results.  Our Aircraft Maintenance Center in Confins, in the State of Minas Gerais is certificated for the maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s.  We currently use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment.  We believe that we have an advantage compared to industry peers in maintenance, materials and repairs expenses due to the use of Boeing 737 Next Generation aircraft that allows for phased maintenance as described in this annual report, and due to the internalization of our maintenance.  We believe that this advantage will remain in the future.

Our sales and marketing expenses include commissions paid to travel agents, fees paid for our own and third-party reservation systems and agents, fees paid to credit card companies and advertising.  Our distribution costs are lower than those of other airlines in Brazil on a per available seat kilometer basis because a higher proportion of our customers purchase tickets from us directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems.  We generated 88.8% of our consolidated sales through our website and API systems in the year ended December 31, 2012 and 88.5% in 2011, including internet sales through travel agents.  For these reasons, we believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will remain in the future.

Salaries, wages and benefits paid to our employees include annual cost of living adjustments and provisions made for our profit sharing plan.  We have no seniority-related increases in these costs due to our salary structure.  We believe that we have an advantage compared to industry peers in salaries, wages and benefits expenses due to generally lower labor costs in Brazil as compared to other countries. In addition, recently, the government reduced the airlines payroll tax effective as of 2013. We believe that these advantages will continue to exist in the future.

Aircraft and traffic servicing expenses include ground handling and the cost of airport facilities.  Other operating expenses consist of general and administrative expenses, purchased services, equipment rentals, passenger refreshments, communication costs, supplies and professional fees.

Webjet

On November 23, 2012, we began the process of winding up Webjet’s activities and the consequent discontinuation of its brand. The first step adopted was to cease all Webjet flights. Webjet’s passengers were absorbed by us and we became responsible for all air transport and associated services for these passengers. We estimate the return of all 13 Webjet’s Boeing 737-300 aircraft under operating lease agreements by the end of 2013. As a result, we recognized additional costs of approximately R$140 million in the fourth quarter of 2012 in connection with Webjet’s wind up. However, we expect that these measures will improve operational efficiency as of 2013.

Brazilian Economic Environment

As a company with most of its operations currently in Brazil, we are affected by general economic conditions in the country.  While our growth since 2001 has been primarily driven by our expansion into new markets and increased flight frequencies, we have also been affected by macroeconomic conditions in Brazil.  In 2012, we shrank 3.8% in terms of revenue passenger kilometers in the domestic market (considering Webjet pro-forma data for 2011).  This decrease was primarily due to a 5.4% domestic capacity reduction in the same period in response to Brazil’s economic slowdown in 2012 and to a new industry-wide cost structure in place since 2011, caused by higher fuel costs, new exchange rate levels and additional airport fees.  We believe the rate of growth in Brazil is important in determining our future growth capacity and our results of operations.

Our results of operations are materially affected by currency fluctuations.  The vast majority of our revenues are denominated in reais  (with a small portion of our revenues from our international flights being denominated in other currencies), but a significant part of our operating expenses are either payable in or affected by the U.S. dollar, such as our aircraft operating lease payments, related maintenance reserves and deposits, and jet fuel expenses.  Based on a statistical analysis of our first eight years of operations, we believe that our revenues are highly correlated with the real/U.S. dollar exchange rate and jet fuel prices because real  fluctuations and increases in jet fuel prices are generally incorporated into the fare structures of Brazilian airlines.  In 2012, 54% of our operating expenses (including aircraft fuel) are denominated in, or linked to, U.S. dollars and therefore vary with the real/U.S. dollar exchange rate.  We believe that our foreign exchange and fuel hedging programs partially protect us against short-term swings in the real/U.S. dollar exchange rate and jet fuel prices.  Overall, we believe that the combination of our revenue stream, with its correlation to movements in the real/U.S. dollar exchange rate, and short-term hedges on the U.S. dollar-linked portion of our expenses, will mitigate the adverse effect on our operating expenses of abrupt movements in the real/ U.S. dollar exchange rate.

Inflation has also had, and may continue to have, effects on our financial condition and results of operations.  In 2012, 79% of our operating expenses (excluding aircraft fuel) were denominated in reais, and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation.

The following table shows data for real GDP growth, inflation, interest rates, the U.S. dollar exchange rate and crude oil prices for and as of the periods indicated.

	December 31,
	2010	2011	2012
Real growth in gross domestic product	7.5%	2.7%	0.9%
Inflation (IGP-M)(1)	11.3%	5.1%	7.8%
Inflation (IPCA)(2)	5.9%	6.5%	5.8%
CDI rate(3)	9.7%	11.6%	8.4%
LIBOR rate(4)	0.30%	0.58%	0.84%
Depreciation (appreciation) of the real vs. U.S. dollar	(4.3)%	12.6%	16.7%
Period-end exchange rate—US$1.00	R$1.666	R$1.876	R$2.044
Average exchange rate—US$1.00(5)	R$1.759	R$1.675	R$1.955
Period-end West Texas intermediate crude (per barrel)	US$91.40	US$98.83	US$91.82
Period-end Increase (decrease) in West Texas intermediate crude (per barrel)	15.2%	8.1%	(7.1)%
Average period West Texas Intermediate crude (per barrel)	US$79.63	US$95.11	US$94.27
Average period increase (decrease) in West Texas Intermediate crude (per barrel)	28.2%	19.5%	(0.9)%

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

In estimating the lives and expected residual values of our aircraft, we have primarily relied upon actual experience with the same or similar types of aircraft and recommendations from Boeing, the manufacturer of our aircraft.  Aircraft estimated useful lives are based on the number of “cycles” flown (one-take-off and landing).  We have made a conversion of cycles into years based on both our historical and anticipated future utilization of the aircraft.  Subsequent revisions to these estimates, which can be significant, could be caused by changes to our maintenance program, changes in utilization of the aircraft (actual cycles during a given period of time), governmental regulations related to aging aircraft, and changing market prices of new and used aircraft of the same or similar types.  We evaluate estimates and assumptions each reporting period and, when warranted, adjust these estimates and assumptions.  These adjustments are accounted for on a prospective basis through depreciation and amortization expense, as required by IFRS.

We evaluate annually whether there is an indication that our property, plant and equipment may be impaired.  Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset(s), a significant change in the long-lived asset’s physical condition, and operating or cash flow losses associated with the use of the long-lived assets.  As of December 31, 2010, no impairment on property, plant and equipment assets was recognized. As of December 31, 2011, we recognized an amount of R$50.7 million of impairment of fixed assets, for  more details see note 17 to our financial statements. As of December 31, 2012, no impairment on property, plant and equipment assets was recognized.

Lease accounting.  Aircraft lease agreements are accounted for as either operating or capital leases (finance leases).  When the risks and benefits of the lease are transferred to us, as lessee, the lease is classified as a capital lease.  Capital leases are accounted for as an acquisition of the asset through a financing, with the aircraft recorded as a fixed asset and a corresponding liability recorded as a debt.  Capital leases are recorded based on the lesser of the fair value of the aircraft or the present value of the minimum lease payments, discounted at an implicit interest rate, when it is clearly identified in the lease agreement, or market interest rate.  The aircraft is depreciated through the lesser of its useful life or the lease term.  Interest expense is recognized through the effective interest rate method, based on the implicit interest rate of the lease.  Lease agreements that do not transfer the risks and benefits to us are classified as operating leases.  Operating lease payments are accounted for as a rent, and the lease expense is recognized when incurred through the straight line method.

Sale-lease back transactions that result in a subsequent operating lease have different accounting treatments depending on the fair value of the asset , the price and the cost of the sale.  If the fair value of the asset  is less than its carrying amount, the difference is immediately recognized as a loss.  When the sale gives rise to a gain it is recognized up to the fair value, with the excess deferred and amortized throughout the term of the lease.  When the sale results in a loss and the carrying amount is not greater than fair value, the loss is deferred if compensated by future lease payments.  If the carrying amount is greater than fair value it is written down to fair value, and if there is still a loss it is deferred if compensated by future lease payments.

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

Goodwill and Intangible Assets.  We have allocated goodwill and intangible assets with indefinite lives acquired through business combinations for the purposes of impairment testing to a single cash-generating unit, the operating subsidiary VRG.  Goodwill is tested for impairment annually by comparing the carrying amount to the recoverable amount of the cash-generating unit level that has been measured on the basis of its value-in-use, by applying cash flow projections in the functional currency based on our approved business plan covering a five-year period followed by the long-term growth rate of 3.5%.  The pre-tax discount rate applied to the cash flow projections is 11.63%. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount.  Assumptions in our impairment evaluations are consistent with internal projections and operating plans.  Airport operating rights acquired as part of the acquisition of VRG and Webjet were capitalized at fair value at that date and are not amortized.  Those rights are considered to have indefinite useful lives due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume.  VRG tradenames were acquired as part of the VRG acquisition and were capitalized at fair value at that date.  The tradenames are considered to have an indefinite useful life (and are not amortized) due to several factors and considerations.  The carrying values of the airport operating rights and tradenames are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable.  Costs related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis.  The carrying value of these intangibles is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable.  We assess at each balance sheet date whether intangibles with indefinite useful lives are impaired using discounted cash flow analyses, which considers the creditworthiness of the issuer of the security, as further described in Note 18 to our financial statements. As of December 31, 2011 and 2010 no impairment on goodwill and other intangible assets was recognized. As of December 31, 2012 we recognized an impairment of R$56.8 million on VARIG tradename, we evaluated it under the new perspectives of its use and, therefore, the future economic benefit generated by it, as further described in Note 18 to our financial statements.

Business Combination. We have accounted for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on the fair value on the acquisition date. Costs directly attributable to the acquisition are accounted for as expenses when incurred. The assets acquired and liabilities assumed were measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. Goodwill is measured as the excess of consideration transferred in relation to net assets acquired at fair value. If the consideration is lower than the fair value of net assets acquired, the difference should be recognized as a gain in the income statement. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. On October 3, 2011, we acquired the total capital of Webjet, through our subsidiary VRG, for an adjusted price of R$43.4 million. This acquisition was accounted by the acquisition method in accordance with IFRS 3R and the gain on bargain purchase of R$88.4 million was recorded in our income statement for the year ended December 31, 2011 under other operating revenues (expenses), not taxable as it is related to a permanent difference, according to the Brazilian transition tax regime (Regime Tributário de Transição – RTT). On October 2, 2012, we completed the valuation of assets and liabilities acquired, including intangible assets, as well as the effect of deferred taxes and concluded that no further adjustments to the provisional allocation held on October 3, 2011 were needed. The gain on bargain purchase generated by the acquisition of Webjet is related to the recognition of the value of intangible assets not recorded on Webjet’s financial statements, represented by rights of use of slots in the Guarulhos and Santos Dumont airports, which are two of the busiest airports in Brazil, and which value is a consequence of the significant demand growth anticipated in the next few years and our expectation for recovery of operation profitability in these airports. In the context of winding up of Webjet’s operations, we have retained all of Webjet’s capacity in these airports.

Derivative Financial Instruments.  We account for derivative financial instruments in accordance with IAS 39.  In executing our risk management program, management uses a variety of financial instruments to protect against sharp changes in market prices and to mitigate the volatility of its expenditures related to these prices.  We do not hold or issue derivative financial instruments for speculative purposes.

Derivative financial instruments are initially recognized at fair value and subsequently the change in fair value is recorded in profit or loss, unless the derivative meets the strict criteria for cash flow hedge accounting.

For hedge accounting purposes, according to IAS 39, the hedge instrument is classified as a: (i) cash flow hedge when it protects against exposure to fluctuations in cash flows that are attributable to a particular risk associated with an asset or liability recognized regarding an operation that is highly likely to occur or to an exchange rate risk for an unrecognized firm commitment, and (ii) fair value hedge when it protects from the results of a change in the fair value of a recognized liability, or a part thereof, that could be attributed to exchange risk.

At the beginning of a hedge transaction, we designate and formally document the item covered by the hedge, as well as the objective of the hedge and the risk policy strategy.  Documentation includes identification of the hedge instrument, the item or transaction to be protected, the nature of the risk to be hedged and how the entity will determine the effectiveness of the hedge instrument in offsetting exposure to variations in the fair value of the item covered or the cash flows attributable to the risk covered.  The purpose is that such hedge instruments will be effective in offsetting the changes in fair value or cash flows and they are constantly appraised to determine if they really have been effective throughout the entire period for which they have been designated.

Amounts classified in equity are transferred to profit or loss each period in which the hedged transaction affects profit or loss.  If the hedged item is the cost of a non-financial asset, the amounts classified in equity are transferred to the initial carrying amount of the non-financial asset.

If the forecast transaction or the firm commitment is no longer expected to occur, amounts previously recognized in equity are transferred to profit or loss.  If the designation as a hedge is revoked, amounts previously recognized in equity are recognized in profit or loss.

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

We follow IAS 16 - "Property, Plant and Equipment", and perform the capitalization of the costs relating to engine overhauls. This practice establishes that costs on major maintenance (including replacement parts and labor) should be capitalized only when there is an extension of the estimated useful life of the engine. Such costs are capitalized and depreciated until the next stop for major maintenance. The expense recognized directly in the income statement refers to maintenance costs of other aircraft components or even maintenance of engines that do not extend their useful life.

During the quarter ended June 30, 2011 we changed the classification of maintenance deposits from a non-monetary to a monetary asset, as since 2011 transactions involving these assets occurred substantially through receipts of funds, according to renegotiations conducted with the lessors. These transactions are recognized as exchange variation expense.

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

A summary of activity in the Aircraft and Engine Maintenance Deposits is as follows:

	2011	2012
	(in thousands of reais)
Beginning of year	456,666	358,144
Addition of Webjet’s deposits	59,679	-
Amounts paid in	118,063	149,456
Reimbursement of expense incurred	(220,280)	(214,491)
Replacement by letters of credit	(45,854)	-
Exchange variation	(10,130)	33,958
End of year	358,144	327,067

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

Revenue Recognition. Passenger revenue is recognized when transportation is provided.  Tickets sold but not yet used are recorded as advance ticket sales that represent primarily deferred revenue for tickets sold for future travel dates. We recognize a portion of advance ticket sales as revenue based on historical data relating to the percentage of tickets sold that are not going to be used prior to the expiration date (“breakage”). The balance of deferred revenue is then reviewed on a monthly basis based on actual tickets that have expired and adjusted when necessary.

Mileage Program. Since the acquisition of VRG, we operate a frequent flyer program (Smiles) that provides travel and other awards to members based on accumulated mileage credits.  The obligations assumed under the Smiles  program were valued at the acquisition date at estimated fair value that represents the estimated price the Company would pay to a third party to assume the obligation for miles expected to be redeemed under the Smiles  Program. The fair value of mileage credits, net of estimated non-use of miles (breakage) is determined by the weighted average according to (i) the average amount charged per seat by VRG to airlines that participate in the loyalty program divided by the average amount of miles required to issue a ticket using miles and (ii) the average sale price of miles sold to airlines that participate in the loyalty program Smiles. This fair value is updated every six months.

Share-Based Payments.  We measure the fair value of equity-settled transactions with employees at the grant date using the Black & Scholes valuation model.  The resulting amount, as adjusted for forfeitures is charged to income over the period in which the options vest.  At each balance sheet date before vesting, the cumulative expense is calculated; representing the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest.  The change in cumulative expense since the previous balance sheet date is recognized in the income statement prospectively over the remaining vesting period of the instrument.

Provisions.  Provisions are recognized when we have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where we expect some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset when the reimbursement is virtually certain.  The expense relating to any provision is presented in profit or loss net of any reimbursement.  If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

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

Even though unused tax losses and temporary differences have no expiration date in Brazil, deferred tax assets are recorded when there is evidence that future taxable profit will be available to use such tax credits.  We record our deferred tax assets based on projections for future taxable profits, which considers a number of assumptions for revenue increases, for operating costs such as jet fuel prices, leasing expenses and etc. Our business plan is revised annually in order to reevaluate the amounts to be recorded as deferred tax assets.

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

In December, 31, 2012, tax credits arising from tax losses carryforwards and negative social contribution basis were valued based on the reasoned expected generation of future taxable income of the parent company and its subsidiaries, subject to legal limitations.

Projected future taxable income on tax losses carryforwards and negative social contribution are prepared based on business plans reviewed annually and approved by our Board of Directors. Such projections reflect changes in the economic scenario, market changes and also decisions of the Administration, including the following assumptions: (i) in the long-term scenario we will keep the strategy adopted in 2012 of rationalization of domestic supply. Based on this strategy, we have observed an increase load factors in line with a flat yield ratio; (ii) we continue with our ancillary revenue growth plan, such as the sale of special seats and buy-on-board; (iii) concerning the costs, the main change was the new level of personnel expenditure reached in 2012. Layoffs that occurred during the year, became the basis of the projection for a more efficient operation, contributing to manage costs; and (iv) our plans include the arrival of new aircraft Boeing 737-MAX, announced in 2012. From 2018 the new aircraft will contribute to an even more efficient operation in terms of fuel consumption.

Results of Operations

Year 2012 Compared to Year 2011

In 2012, our total revenue passenger kilometers (RPK) increased by 5.6% as compared to 2011, mainly due to the consolidation of Webjet’s fleet and route network since the last quarter of 2011. On the other hand, Gol’s total RPK (including Webjet figures) decreased by 3.8% as compared to 2011, mainly due to the slowing of Brazil’s economy as measured by year-over-year GDP growth.

Demand in Brazil, as measured in revenue passenger kilometers (RPK), increased by 2.7% in 2012 when compared to 2011. International demand in revenue passenger kilometers was stable in the same period and capacity in Brazil, as measured by available seat kilometers (ASK), increased by 2.7%. These modest growth figures reflect a reduction of flights in our route network, an industry-wide response to new cost levels, sluggish Brazilian GDP growth and a changing focus towards route profitability. In the fourth quarter of 2012, domestic supply fell by 5.1% as compared to the same period in 2011. The fourth quarter, traditionally a period of increased travel, experienced its first decrease in supply since 2003.

During the course of 2012, we concentrated on adapting our operations to the current macroeconomic scenario, becoming a more efficient airline by adjusting domestic capacity and focusing on established, profitable routes. In the second half of 2012, this strategy began to yield results, such as a 4.0 percentage points increase in load factor and a 6.0% increase in passenger revenue per available seat kilometer (PRASK) over second half of 2011 figures. Also in the second half of 2012, our pro-forma domestic supply fell by 6.5% as compared to the same period in 2011 (including Webjet’s 2011 figures), contributing to a 4.0 percentage points increase in the domestic load factor.

In 2012, our domestic supply decreased by 5.4% as compared to 2011 (including Webjet’s 2011 pro-forma figures). Domestic demand (considering Webjet’s figures for 2011) decreased by 3.8%, due to our strategy of increased route efficiency implemented during 2012. In the international market, our demand and capacity decreased by 2.6% and 5.0%, respectively, primarily due to the discontinuation of flights to Bogotá, Colombia, and the winding down of international charter flights using Boeing 767 aircraft, partially offset by new international routes to Santo Domingo (Dominican Republic), Miami and Orlando.

In the same period, our total demand and capacity (considering Webjet’s figures for 2011) experienced decreases of 3.7% and 5.4%, respectively, primarily in response to new industry cost levels and sluggish Brazilian GDP growth.

The table below presents certain data from our results of operations for the periods indicated:

	Year Ended December 31,
	2011	2012
Income Statement Data	(in millions of reais)
Operating revenues
Passenger	6,713.0	7,160.0
Cargo and other	826.3	943.6
Total operating revenues	7,539.3	8,103.6
Operating expenses
Salaries, wages and benefits	(1,560.4)	(1,569.7)
Aircraft fuel	(3,060.7)	(3,742.2)
Aircraft rent	(505.1)	(644.0)
Sales and marketing	(402.6)	(426.6)
Landing fees	(395.2)	(559.4)
Aircraft and traffic servicing	(484.6)	(528.7)
Maintenance, materials and repairs	(434.2)	(418.0)
Depreciation and amortization	(395.8)	(519.6)
Other operating expenses	(633.6)	(600.9)
Gain on bargain purchase	88.4	-
Total operating expenses	(7,783.8)	(9,009.2)
Loss from operations before financial income (expense)	(244.5)	(905.6)
Interest expense	(414.4)	(453.7)
Financial income (expense), net	(341.5)	(225.5)
Loss before income taxes and social contribution	(1,000.4)	(1,584.8)
Income taxes	248.9	71.9
Net loss	(751.5)	(1,512.9)

Operating Revenue

Operating revenue increased by 7.5%, from R$7,539.3 million in 2011 to R$8,103.6 million in 2012:

	Year Ended December 31,
Operating Revenue	2011	2012	Chg.%
	(in millions of reais, except percentages)
Operating revenue	7,539.3	8,103.6	7.5%
Passenger	6,713.0	7,160.0	6.7%
Cargo and other	826.3	943.6	14.2%

Passenger operating revenues increased by 6.7% from R$6,713.0 million in 2011 to R$7,160.0 million in 2012. This variation was primarily due to the consolidation of Webjet’s net revenue in 2012, 1.8 percentage points increase in load factors and 1.0% increase in yields between the periods. Consolidated passenger revenue per ASK increased by 3.6% year-over-year.

Cargo and other revenue or “ancillary revenue” (cargo, flight booking, excess baggage, on board sales, etc.) increased by 14.2% from R$826.3 million in 2011 to R$943.6 million in 2012, accounting for 11.6% of net revenue in 2012, primarily due to: (i) the consolidation of Webjet’s ancillary revenue; (ii) the 17.5% increase in revenue from fees for flight rebooking, no-show, passenger services and ticket cancellations; (iii) the 27% increase in excess baggage revenue; and (iv) an increase of approximately 2% in cargo revenue, which accounted for approximately 4% of the Company’s total gross revenue. Consolidated ancillary revenue per ASK increased by 11.0% year-over-year.

On a unit basis, revenue per available seat kilometer (RASK) increased by 4.5% from R$15.0 cents in 2011 to R$15.6 cents in 2012.

Operating Expenses

Operating expenses increased 15.7% from R$7,783.8 million in 2011 to R$9,009.2 million in 2012, primarily due to: (i) the consolidation of Webjet’s operating expenses; (ii) additional expenses of R$140 million related to the winding up of Webjet’s activities recorded in the fourth quarter of 2012; (iii) impairment of R$56.8 million on VARIG tradename.; (iv) consistently high jet fuel prices during the course of 2012 (in reais approximately 18% greater than 2011); (v) a 17% average depreciation of the real  against the U.S. dollar; and (iv) increased landing and navigation assistance fees resulting from new fee calculation methodologies introduced by Infraero.

 The following table sets forth our total operating expenses for the periods indicated:

	Year Ended December 31,
Operating Expenses	2011	2012	Chg.%
	(in millions of reais, except percentages)
Salaries	(1,560.4)	(1,569.7)	0.6%
Aircraft fuel	(3,060.7)	(3,742.2)	22.3%
Aircraft rent	(505.1)	(644.0)	27.5%
Sales and marketing	(402.6)	(426.6)	(5.9)%
Landing fees	(395.3)	(559.4)	41.5%
Aircraft and traffic servicing	(484.6)	(528.7)	9.1%
Maintenance, materials and repairs	(434.2)	(418.0)	(3.7)%
Depreciation and amortization	(395.8)	(519.6)	31.3%
Other operating expenses	(633.6)	(600.9)	(5.1)%
Gain on bargain purchase	88.4	-	(100.0)%
Total operating expenses	(7,783.8)	(9,009.2)	15.7%

On a per unit basis, our operating expense per available seat kilometer (CASK) increased by 12.5% from R$15.45 cents in 2011 to R$17.38 cents in 2012, mainly due to R$124 million of additional provisions (see note 11 to our financial statements included elsewhere herein) and other additional expenses related to logistics and passenger re-accommodation due to the end of Webjet’s Operations (for a total of R$140 million), impairment of R$56.8 million on VARIG tradename, higher CASK from fuel, aircraft rent, landing fees, and depreciation and amortization. The increase in CASK was partially offset by the 2.9% growth in supply (ASK). Operating expenses per available seat kilometer excluding fuel (CASK Ex-fuel) increased 8.4% from R$9.38 cents in 2011 to R$10.16 cents in 2012, mainly due to the extra costs related to the winding up of Webjet’s activities, impairment on VARIG tradename, higher expenses with aircraft rent, landing fees, and depreciation and amortization.

The following table sets forth certain of our operating expenses per available seat kilometer as a percentage of total operating expenses, for the periods indicated.

	Year Ended December 31,
Operating Expenses per Available Seat Kilometer Breakdown	2011	2012	Chg %
Fuel	39.3%	41.5%	2.2%
Personnel	20.0%	17.4%	(2.6)%
Rent	6.5%	7.1%	0.6%
Maintenance	5.6%	4.6%	(1.0)%
Other	28.6%	29.3%	(0.7)%

The following table sets forth certain of our operating expenses per available seat kilometer for the periods indicated:

	Year Ended December 31,
Operating Expenses per Available Seat Kilometer	2011	2012	Chg %
	(in cents of reais, except percentages)
Salaries	(3.10)	(3.03)	(2.2)%
Aircraft fuel	(6.08)	(7.22)	18.8%
Aircraft rent	(1.00)	(1.24)	23.9%
Sales and marketing	(0.84)	(0.82)	(1.9)%
Landing fees	(0.78)	(1.08)	37.5%
Aircraft and traffic servicing	(0.96)	(1.02)	6.0%
Maintenance, materials and repairs	(0.86)	(0.81)	(6.4)%
Depreciation and amortization	(0.79)	(1.00)	27.6%
Other operating expenses	(1.04)	(1.16)	11.2%
Operating expenses per available seat kilometer (CASK)	(15.45)	(17.38)	12.5%
CASK excluding fuel expenses	(9.38)	(10.16)	8.4%

Aircraft fuel expenses increased by 22.3% from R$3,060.7 million in 2011 to R$3,742.2 million in 2012, largely due to the 18% increase in the price of jet fuel in reais, as well as the 3.6% consolidated increase in fuel consumption due to the consolidation of Webjet’s fleet and the 17% average period depreciation of the real  against the U.S. dollar. In per-available seat kilometer terms, aircraft fuel costs increased by 18.8%, due to the same reasons, although diluted by the increase in available seat kilometers in the year-over-year comparison.

Salaries remained almost stable, increasing 0.6%, from R$1,560.4 million in 2011 to R$1,569.7 million in 2012, due to the addition of a full year of Webjet employees on our payroll, largely offset by a 13.6% year-over-year decrease in our workforce, in line with our strategy of reducing capacity in Brazil’s domestic market, partially compensated with the impact of a 6.0% salary increase for 2013 on payroll expenses. In per available seat-kilometer terms, salaries, wages and benefits decreased by 2.2%, due to these same reasons mentioned above in addition to the increase in available seat kilometers in the year-over-year comparison.

Aircraft rent increased by 27.5%, from R$505.1 million in 2011 to R$644.0 million in 2012, due to the greater  average number of aircraft under operational leasing contracts (99 in 2012 as compared to 86 in 2011), combined with the 17% average period depreciation of the real  against the U.S. dollar, given that most aircraft leasing costs are denominated in U.S. dollars. In per available seat kilometer terms, aircraft rent increased by 24.3%, due to the same reasons, although diluted by the increase in available seat kilometers in the year-over-year comparison.

Sales and marketing expenses remained almost stable, decreasing 5.9%, from R$402.6 million in 2011 to R$426.6 million in 2012, due to the decrease in sales between the periods. The expense was partially offset by the increase by approximately 35% year-over-year in purchase of mileage points of international partners, mainly due to the establishment of more complex relationships with mileage partners and the implementation of an online platform to redeem partners’ air tickets through the Smiles  website. . In per available seat kilometer terms, sales and marketing expenses decrease 1.9%, due to the same reasons, although diluted by the increase in available seat kilometers in the year-over-year comparison.

Landing fees increased by 41.5% from R$395.2 million in 2011 to R$559.4 million in 2012, due to: (i) the negative impact of the new landing and navigation fee calculation methodology introduced by Infraero during the course of  2011; (ii) the 6.9% increase in the number of departures as a result of the consolidation of Webjet’s operations; and (iii) the 17% average period depreciation of the real  against the U.S. dollar, which had an adverse impact on international landing fees. In per-available seat-kilometer terms, these fees increased by 37.5%, due to the same reasons, although diluted by the increase in available seat kilometers in 2012.

Aircraft and traffic servicing expenses increased by 9.1% from R$484.6 million in 2011 to R$528.7 million in 2012, mainly due to: (i) the 6.9% increase in the number of arrivals and departures, mainly as a result of the consolidation of Webjet’s operations, as operational volume affects expenses from handling, collection and forwarding, among others; and (ii) the 17.0% average period depreciation of the real  against the U.S. dollar, which had an adverse impact on the Company’s international operations. In per available seat-kilometer terms, these costs increased by 6.0% in the same period, due to the same reasons, although diluted by the increase in available seat kilometers in the year-over-year comparison.

Maintenance, materials and repairs decreased by 3.7% from R$434.2 million in 2011 to R$418.0 million in 2012, due to: (i) a reduced number of engine removals; (ii) a decline in average unit engine maintenance cost as a result of the benefits from a complete year of the maintenance agreement entered into with Delta Tech Ops in 2011; and (iii) the effects of expenses related to the return of three Boeing 767s in the second quarter of 2011 that did not occur in 2012. The decrease was partially offset by the consolidation of Webjet’s maintenance expenses and the 17% average period depreciation of the real  against the U.S. dollar, given that most maintenance expenses are U.S. dollar-denominated. In per available seat-kilometer terms, maintenance, materials and repairs decreased by 6.4%, due to the same reasons, although emphasized by the increase in available seat kilometers in the year-over-year comparison.

Depreciation and amortization expenses increased by 31.3% from R$395.8 million in 2011 to R$519.6 million in 2012, mainly due to the: (i) higher average number of aircraft under finance leases (45 in 2012 versus 42 in 2011); (ii) addition of six Boeing 737-300 aircraft owned by Webjet; (iii) increase in the depreciation of estimated aircraft reconfiguration costs which will be incurred when the aircraft are returned; and (iv) costs from improvements related to major engine maintenance established in the contracts. In per available seat-kilometer terms, depreciation and amortization increased by 27.6%, due to the same reasons, although diluted by the increase in available seat kilometers in 2012.

Other operating expenses (mainly crew travel and accommodation, direct passenger expenses, equipment leasing and general and administrative expenses) increased 10.2% from R$545.2 million in 2011 (including gain on bargain purchase of R$88.4 million in 2011) to R$600.9 million in 2012 due to: (i) additional expenses related to the winding up of Webjet’s activities recorded in the fourth quarter of 2012; (ii) impairment of R$56.8 million on VARIG tradename; (iii) the 6.9% increase in take-offs; and (iv) the 17% average period depreciation of the real  against the U.S. dollar. This was  partially offset by: (i) R$90 million in additional expenses recorded in 2011 (contractual penalty of approximately R$25 million from the early return of three Boeing 767s, expense of R$10.0 million from the termination of an agreement with a baggage-handling provider, expenses of R$5.0 million due to flight cancellations and delays due to volcanic ash from an eruption in Chile and additional expenses of R$50.0 million associated with system improvements and developments and the optimization of the route network and a provision for an insurance reimbursement); (ii) impairment losses of R$51 million related to VRG and Webjet’s fixed assets and; (iii) an expense of $ 21.7 million related to the revision of the criteria used to calculate contributions for PIS and COFINS recorded in 2011; and (iv) the gain on bargain purchase of R$88.4 million recorded in 2011. In per available seat-kilometer terms, other operating expenses decreased by 25.2%, due to the same reasons, although emphasized by the increase in available seat kilometers in the year-over-year comparison.

Net Financial Result

Our net financial expense decreased by 11.6% from R$755.9 million in 2011 to R$668.0 million in 2012 primarily as a result of the gain on derivative instruments and lower expenses related to exchange variation, partially offset by an increase in other financial expenses and interest on loans due to the average period depreciation of the real  against the U.S. dollar, given that most of our debt is denominated in foreign currency.

	Year Ended December 31,
Financial Result	2011	2012	Chg. %
	(in millions of reais)
Interest on short- and long-term debt	(414.4)	(453.7)	9.5%
Exchange rate changes, net	(398.9)	(284.6)	(28.7)%
Derivative net results	(52.4)	50.3	(196.0)%
Investment funds	147.5	99.3	(32.7)%
Other financial expenses	(37.7)	(90.5)	140.3%
Net financial results	(755.9)	(679.2)	(10.1)%

Interest on loans increased by 9.5% in 2012 as compared to the 2011, due to: (i) interest on approximately R$230 million in additional net funding; (ii) an 8.9% year-over-year increase in the period-end real to U.S. dollar exchange rate (which adversely affected our dollar-denominated debt (equivalent to 70% of our total debt as of December 31, 2012); and (iv) the greater average number of aircraft under finance leases (45 in 2012 as compared to 42 in 2011);

Exchange variation decreased by 28.7% in 2012 as compared to 2011, mainly due to lower exchange volatility in 2012 than in 2011, when the real  depreciated from R$1.56/US$ at the end of the second quarter to R$1.85/US$ at the end of the third quarter, adversely affecting our financial liabilities in the period. The exchange rate volatility has a direct impact on foreign-currency-denominated financial assets and liabilities.

Investment funds decreased by 32.7% in 2012 as compared to 2011, mainly due to a lower volume of cash invested between the periods and a reduction in the SELIC rate, given that most of our cash investments are pegged to the CDI interbank rate (directly correlated with the SELIC rate).

In 2012, we recognized derivative financial instruments net gain of R$50.3 million. As of December 31, 2012, we had derivative positions in place to hedge approximately 21%,9%,7%, 7% and 6% of our estimated jet fuel consumption for the first, second, third, and fourth quarters of 2013 and after that until the first quarter of 2015, respectively.

Other operating expenses increased by 140.3%, from R$37.7 million in 2011 to R$90.5 million in 2012, mainly due to: (i) the consolidation of Webjet’s other financial expenses; (ii) expense of R$8.1 million in connection with waiver fees paid to holders of our 4th and 5th debenture issues recorded in the first quarter of 2012; (iii) a loss of R$11.1 million in escrow deposits related to the acquisition of Webjet; and (iv) other financial expenses totaling approximately R$6.0 million related to adjustments to the present value of Webjet’s liabilities.

Income Tax

Income tax expenses decreased by 71.1%, from a credit of R$248.9 million in 2011 to a credit of R$71.9 million in 2012, mainly due to the recognition of a valuation allowance on carryforward tax losses.

Income (Loss) For The Period

As a result of the foregoing, we had net losses of R$1,512.9  million in 2012, versus net losses of R$751.5 million in 2011.

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

The results of operations of Webjet, which we acquired in the last quarter of 2011are consolidated in our results of operations for the year ended December 31, 2011, as from October 3, 2011. See note 12 of our financial statement.

We present in the following table information regarding our results of operations in 2011 and 2010.

	Year Ended December 31,
	2010	2011
Income Statement Data:	(in thousands of reais)
Operating revenues:
Passenger	6,277,657	6,713,029
Cargo and other	701,790	826,279
Total operating revenues	6,979,447	7,539,308
Operating expenses:
Salaries, wages and benefits	(1,252,402)	(1,560,436)
Aircraft fuel	(2,287,410)	(3,060,665)
Aircraft rent	(555,662)	(505,058)
Sales and marketing	(367,757)	(402,568)
Landing fees	(331,882)	(395,249)
Aircraft and traffic servicing	(430,521)	(484,642)
Maintenance, materials and repairs	(422,950)	(434,181)
Depreciation and amortization	(281,604)	(395,807)
Other operating expenses	(351,464)	(633,634)
Gain on bargain purchase	-	88,428
Total operating expenses	(6,281,652)	(7,783,812)
Income (loss) from operations before financial income (expense)	697,795	(244,504)
Interest expense	(297,256)	(414,430)
Financial income (expense), net	(14,043)	(341,484)
Income (loss) before income taxes and social contribution	386,496	(1,000,418)
Income taxes	(172,299)	248,880
Net Income (loss)	214,197	(751,538)

Operating Revenue

Operating revenue increased by 8.0%, from R$6,979.4 million in the year ended December 31, 2010 to R$7,539.3  million in the year ended December 31, 2011:

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

	Year Ended December 31,
Operating Expenses (in thousands of reais)	2010	2011	Chg.%
Salaries	(1,252,402)	(1,560,436)	24.6%
Aircraft fuel	(2,287,410)	(3,060,665)	33.8%
Aircraft rent	(555,662)	(505,058)	(9.1)%
Sales and marketing	(367,757)	(402,568)	9.5%
Landing fees	(331,882)	(395,249)	19.1%
Aircraft and traffic servicing	(430,521)	(484,642)	12.6%
Maintenance, materials and repairs	(422,950)	(434,181)	2.7%
Depreciation and amortization	(281,604)	(395,807)	40.6%
Other operating expenses	(351,464)	(633,634)	80.3%
Gain on bargain purchase	-	88,428	100%
Total operating expenses	(6,281,652)	(7,783,812)	23.9%

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

	Year Ended December 31
Operating Expenses per Available Seat Kilometer Breakdown (%)	2010	2011	Chg bps
Fuel	36.4%	39.3%	2.9%
Personnel	19.9%	20.0%	0.1%
Rent	8.8%	6.5%	(2.4)%
Maintenance	6.7%	5.6%	(1.2)%
Other	28.1%	28.6%	0.5%

	Year Ended December 31
Operating Expenses per Available Seat Kilometer (in cents of reais)	2010	2011	Chg %
Salaries	(2.73)	(3.11)	14.2%
Aircraft fuel	(4.98)	(6.11)	22.6%
Aircraft rent	(1.21)	(1.01)	(16.7)%
Sales and marketing	(0.80)	(0.84)	4.8%
Landing fees	(0.72)	(0.79)	9.1%
Aircraft and traffic servicing	(0.93)	(0.97)	3.8%
Maintenance, materials and repairs	(0.92)	(0.87)	(5.9)%
Depreciation and amortization	(0.61)	(0.79)	28.8%
Other operating expenses	(0.77)	(1.04)	35.2%
Operating Expenses per available seat kilometer (CASK)	(13.67)	(15.53)	13.6%
CASK excluding fuel expenses	(8.70)	(9.42)	8.4%

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

Salaries increased by 24.6%, from R$1,252.4  million in 2010 to R$1,560.4  million in 2011, due to: (i) the impact of a 8.75% pay raise for our 2011 payroll; (ii)  the increase in flight crew bonuses due to the 10.6% increase in the numbers of hours flown; (iii) training expenses due to the hiring of approximately 400 co-pilots during 2011; (iv) 9.3% workforce increase due to the Webjet acquisition in October 2011. In per available seat-kilometer terms, salaries, wages and benefits increased by 14.2%, due to the same reasons but partially diluted by the increase in ASK.

Aircraft rent decreased by 9.1% from R$555.6 million in 2010 to R$505.1 million in 2011, due to: (i) the lower number of aircraft under operating leases (an average of 86 in 2011 versus an average of  89 in 2010); (ii) the return of three Boeing 767s which had a higher leasing cost; and (iii) the average 4.8% period depreciation of the U.S. dollar against the real. The expense was partially offset by the incorporation of 14 Boeing 737-300 from Webjet in our fleet since October 3, 2011. In per available seat-kilometer terms, aircraft rent decreased by 16.7%, due to the same reasons emphasized by the increase in ASK.

Sales and marketing expenses increased by 9.5% from R$367.8 million in 2010 to R$402.6  million in 2011, due to the higher expenses with sales incentives in light of the increase in sales volume, partially offset by the elimination of ticket sale commissions for travel agents as of February 2010. In per available seat-kilometer terms, sales and marketing expenses decreased 4.8%, due to the same reasons but partially diluted by the increase in ASK.

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

Other operating expenses (mainly crew travel and accommodation, direct passenger expenses and general and administrative expenses) increased 55.1% from R$351.4 million in 2010 to R$545,2 million in 2011 due to: (i) a contractual penalty of approximately R$25 million from the early return of three Boeing 767s; (ii) increase of approximately R$20.0 million in variable expenses directly linked to passenger volume (crew travel, accommodation, meals, transportation and direct passenger expenses) due to the 6.4% growth in the number of landings; (iii) expenses of R$5.0 million due to flight cancellations and delays, mainly due to the restrictions on international flights in the Southern cone region for most of June due to volcanic ash from an eruption in Chile; (iv) expense of R$10.0 million from the termination of an agreement with a baggage-handling provider in order to obtain commercial benefits and future savings from the new provider, besides other penalties related to contracts termination during 2011; (v) additional expenses of R$50.0 million associated with system improvements and developments and the optimization of the route network and a provision for an insurance reimbursement; (vi) increase in expenses from the redemption of miles for use in international partner airlines; (vii) R$51.5 million for  impairment of the fleet and spare parts from  Gol and Webjet’s fleet; (viii) revision of the criteria used to calculate contributions for PIS and COFINS in the last quarter of 2011, which generated an expense of R$24.0 million; and (ix) provision of R$26.0 million for the anticipated return of 14 Boeing 737-300 aircraft from Webjet. The result was partially offset by R$88.0 million of bargain purchase gain in Webjet’s acquisition. In per available seat-kilometer terms, other operating expenses increased by 41.1%, due to the same reasons but partially diluted by the increase in ASK.

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

	Year Ended December 31
Financial Result (in thousands of reais)	2010	2011	Chg. %
Interest on short- and long-term debt	(297,256)	(414,430)	39.4%
Exchange rate changes, net	46,549	(398,897)	956.9%
Derivative net Results	(117,022)	(52,425)	-55.2%
Investments funds	103,906	147,508	42.0%
Other financial expenses	(47,476)	(37,670)	-20.7%
Net financial results	(311,299)	(755,914)	142.8%

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

Income (Loss) For The Period

As a result of the foregoing, we had net losses of R$751.5 million in 2011, versus a net income of R$214.2 million in 2010.

B.      Liquidity and Capital Resources

Cash Flow Analysis

Operating Activities.  Our strategy is to rely primarily on cash flows from operations to provide working capital for current and future operations.  In 2012, we generated R$133.3 million in cash from our operating activities reflecting the decrease in our operating profitability. In 2011 net cash used by operating activities was R$602.5 million and net cash provided in 2010 was R$723.9 million. Cash flows generated by operating activities for 2012 were driven by R$1,512.9 million in net loss, plus noncash depreciation and amortization expense of R$519.6 million, noncash interest on loans of R$268.4 million, noncash exchange variation loss of R$279.5 million, a R$22.8 million decrease in accounts receivable, R$424.0 million short-term investments used for trading, a R$18.2 million decrease in deposits, an interest payments of R$374.8 million and prepaid expenses and recoverable taxes of R$106.2 million. Cash flows associated with derivative financial instruments, which are also classified as operating cash flows, generated net outflows of R$37.8 million in 2012 and net outflows of R$42.3 million in 2011. In 2010, we generated R$723.9 million cash from our operating activities, mainly driven by our net income of R$214.2 million.

As of December 31, 2012, we had R$327.1 million of deposits under our aircraft operating leases for maintenance.  Funds will be drawn from the maintenance reserve accounts to reimburse for certain structural maintenance expenditures incurred.  We believe the amounts deposited and to be deposited plus our own cash resources will be sufficient to service our future aircraft and maintenance costs for the duration of the applicable operating leases.

Investing Activities.  In 2012, net cash used in investing activities was R$590.4 million. During 2012, acquisition of fixed assets were R$454.2 million, primarily improvements related to major engine maintenance established in lease agreements and pre-delivery deposits for the acquisition of Boeing 737 aircraft. During 2011, acquisition of fixed assets were R$279.8 million, especially due to pre-delivery deposits for the acquisition of Boeing 737 aircraft.  In 2010, acquisition of fixed assets were R$230.5 million, mainly related to pre-delivery deposits for the acquisition of Boeing 737 aircraft.

Financing Activities.  Net cash used in financing activities totaled R$4.4 million in 2012 and consisted primarily of R$312.4 in funding operations during the year and R$17.3 million of sale of stocks held in treasury. These proceeds were partially offset by R$334.7 million outflows of debts and aircraft lease payments. Net cash generated from financing activities totaled R$354.5 million in 2011 and consisted primarily of capital we raised from our issuance of our 5th series of debentures in the amount of R$500 million maturing in 2017 that we used as working capital, to pay suppliers, and from the investment of R$182 million made by Delta Airlines in our capital. These proceeds were partially offset by the prepayment of working capital lines, other debt maturing in the next couple of years to reduce refinancing risk in the short term, and payments of aircraft finance leases.  Net cash generated from financing activities totaled R$139.9 million in 2010.

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

We seek to have a strong balance sheet, and our cash position as of December 31, 2012 was equivalent to 20% of our trailing twelve months’ operating revenues, reaching our initial target of at least 20% of the trailing twelve months’ operating revenues. This position also covers 0.9 times our short-term debt, which we believe currently is an appropriate level of liquidity.  We are also committed to having no significant financial debt maturities (excluding finance leases) coming due within any three-year horizon.

The following table sets forth certain key liquidity data at the dates indicated:

	At December 31,
	2011	2012	% Change
	(in millions of reais)
Real Denominated	2,450.0	1,521.2	(37.9)%
Cash and Cash Equivalents	1,092.8	450.3	(58.8)%
Short-Term Investments and Short- and Long-Term Restricted Cash .	1,018.0	763.5	(25.0)%
Short-term Receivables	339.2	307.5	(9.3)%
Foreign Exchange Denominated	612.1	864.9	41.3%
Cash and Cash Equivalents	137.5	325.3	136.6%
Short-Term Investments	100.2	46.1	(54.0)%
Short-term Receivables	14.9	18.2	22.1%
Advances for acquisition of aircraft	359.5	475.3	32.2%
Total	3,062.1	2,386.2	(22.1)%

As of December 31, 2012, cash and cash equivalents, short-term investments and short- and long-term restricted cash were R$1,585.1 million, comprised by R$775.6 million in cash and cash equivalents balance, R$585.0 million in short-term investments representing immediate liquid financial assets and R$224.5 million in restricted cash.  The decrease in total cash deposits, as compared to 2011 is mostly due to the decrease in our operating profitability.

Short-term receivables include credit card sales, the Voe Fácil installment payment program, accounts receivables from travel agencies and cargo transportation.  At the end of 2012, we had decreased volume of short-term receivables as compared to 2011, due to a decline in sales volume between the periods as a result of the slowdown in the Brazilian economy.

As of December 31, 2012, we had R$475.3 million deposited with Boeing as advances for aircraft acquisitions, an increase of 32.2% as compared to December 31, 2011, mainly due to the higher number of aircraft delivered in 2012 with the deposit returned to us and the higher number of new aircraft deliveries scheduled to be delivered from Boeing under our fleet plan in the next 18 months as compared to the same period in 2011.

As a result, our total cash deposits were R$2,386.2 million as of December 31, 2012 as compared to R$3,062.1 million at December 31, 2011.

Indebtedness

The following table sets forth our loans and financings at December 31, 2012 and 2011:

	At December 31,
	2011	2012	% Change
	(in millions of reais)
Loans and Financing	2,535.2	2,718.6	7.2%
Aircraft Finance Lease	2,056.3	2,052.5	(0.2)%
Interest	64.1	54.3	(15.3)%
Perpetual Bonds	335.8	365.8	8.9%
Total Loans and Financing	4,991.4	5,191.2	4.0%

As of December 31, 2012, our total debt was R$5,191.2 million, with an average term of 6.5 years (excluding perpetual notes) and an average interest rate of 10.2% for obligations in local currency and of 6.7% for U.S. dollar denominated obligations.  Excluding our perpetual bonds, which have no maturity date, total loans and financing totaled R$4,825.4 million at December 31, 2012, with a negative foreign exchange effect due to the depreciation of the real  against the U.S. dollar of 8.9% between 2011 and 2012. The increase compared to 2011 was also impacted by new net funding operations in 2012.

Loans and Financing

The following tables sets forth our short- term and long-term loans as of December 31, 2011 and 2012:

	At December 31,
	2011	2012	% Change
Short-Term Debt	(in millions of reais)
Local Currency	1,215.1	1,356.8	11.7%
Working Capital	-	191.8	(100.0)%
BNDES- loan	8.4	3.1	(63.0)%
BNDES-Safra loan(2)	30.0	29.9	(0.3)%
BDMG loan(3)	3.6	6.4	77.8%
Debentures IV **	595.1	596.4	0.2%
Debentures V**	493.3	494.5	0.2%
Santander	40.7	-	(100.0)%
Citibank	19.4	14.0	(27.8)%
Industrial CDB	1.2	-	(100.0)%
Banco IBM	-	6.7	100%
Interest	23.4	14.0	(40.2)%
Foreign Currency (U.S. Dollars)	337.3	362.8	7.6%
Working Capital	95.9	-	(100.0)%
JP Morgan	-	73.6	(100.0)%
Aeroturbine	4.6	-	100.0%
IFC loan(4)	31.2	17.0	(45.5)%
FINIMP(5)	3.1	24.2	680.6%
Finance Lease	161.8	207.7	28.4%
Interest	40.7	40.3	(1.0)%
Total Short-Term Debt	1,552.4	1,719.6	10.7%

Long-Term Debt
Local Currency	264.7	196.8	(25.6)%
BNDES loan (1)	-	11.1	(100.0)%
BNDES-Safra loan (2)	42.8	13.9	(67.5)%
BDMG loan (3)	25.9	20.1	(22.4)%
Banco IBM	-	20.5	(100.0)%
Safra	196.0	131.2	(33.1)%
Debentures IV **	-	-	-
Foreign Currency (U.S. Dollars)	2,838.5	2,909.0	2.5%
JP Morgan	-	33.7	(100.0)%
Senior Notes	944.0	1,030.4	9.2%
Finance Lease	1,894.5	1,844.9	(2.6)%
Total Long-Term Debt	3,103.2	3,105.8	0.1%
Total Loans Ex-Perpetual Bonds	4,655.6	4,825.4	3.6%
Perpetual Bonds***	335.8	365.8	8.9%
Total Loans - including Perpetual Bonds	4,991.4	5,191.2	4.0%

_______________________

** We reclassified our 4th and 5th debenture issuances in the total amount of R$1,091.9 million from long term to short term debt due to covenant non-compliance as further described in “—Covenant Compliance” and “Item 3. Key Information—D. Risk Factors—Certain of our debt agreements contain financial covenants and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.”

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

Aircraft Finance Leases

The following table sets forth our aircraft finance lease as of December 31, 2011 and 2012:

	As of December 31,
	2011	2012	% Change
Short-Term Debt (Foreign Currency - U.S. Dollars)	(in millions of reais)
Finance Lease	161.8	207.7	28.3%
Total Short-Term Debt (Foreign Currency - U.S. Dollars)	161.8	207.7	28.3%
Long-Term Debt (Foreign Currency - U.S. Dollars)
Finance Lease	1,894.5	1,844.9	-2.6%
Total Long-Term Debt (Foreign Currency - U.S. Dollars)	1,894.5	1,844.9	-2.6%
Total Aircraft Finance Lease	2,056.3	2,052.5	-0.2%

On December 31, 2012, aircraft finance lease debt totaled R$2,052.5 million, including aircraft finance lease paid in monthly installments with funds generated from our operations. Financial expenses related thereto are booked as financial expenses in the income statement.

Total short-term debt at December 31, 2012 totaled R$1,719.3 consisting of aircraft finance lease of R$207.7 million,  interest of R$54.3 million and loans of R$1,457.6 million due to reclassification of our debentures in the amount of R$1,091.9 million from long-term debt to short-term debt as a result of we were not in compliance with certain financial covenants related to our Debentures IV and V on December 31, 2012.

The following table sets forth the maturities and interest rates of our indebtedness:

	Maturity	Contractual Interest	Effective Interest p.a.	Currency
BNDES	jul/17	TJLP + 1.40%	10.72%	Real
BNDES-Safra	oct/14	TJLP + 5.5%	11.46%	Real
BDMG	mar/18	IPCA + 6.0%	10.71%	Real
Debentures IV	sep/15	118.0% of CDI	11.09%	Real
Debentures V	jun/17	120.0% of CDI	10.64%	Real
Citibank	jun/13	CDI + 4.75%	7.19%	Real
Safra	dec/15	125% of CDI	3.34%	U.S. dollar
Finimp – B. Brasil (I)	mar/13	Libor + 2.9%	3.66%	U.S. dollar
Finimp – B. Brasil (II)	jun/13	1.10% + 0.4%	3.66%	U.S. dollar
Finimp – Bic Banco	nov/13	4.2% p.y.	3.66%	U.S. dollar
Working capital	mar/12	3.417%	-	U.S. dollar
IFC Loan	jul/13	Libor + 3.750%	5.84%	U.S. dollar
Senior Notes 2017	apr/17	7.50%	7.70%	U.S. dollar
Senior Notes 2020	jul/20	9.25%	9.65%	U.S. dollar
Perpetual Bonds	n/a	8.75%	8.75%	U.S. dollar

The following table sets forth our payment schedule for our loans and financings (excluding aircraft financings):

	2013	2014	2015	2016	After 2016	Without Maturity	Total

Real Denominated	1,343.8	92.6	79.4	13.4	11.5	-	1,540.7
Working Capital	191.8	-	-	-	-	-	191.8
BDMG	6.4	5.0	4.7	4.7	5.8	-	26.6
BNDES	3.1	3.1	3.1	3.1	1.8	-	14.2
BNDES-Safra	29.9	13.9	-	-	-	-	43.8
IBM	6.7	5.5	5.5	5.6	3.9	-	27.2
Citibank	14.0	-	-	-	-	-	14.0
Safra	-	65.1	66.1	-	-	-	131.2
Debentures IV and V	1,091.9	-	-	-	-	-	1091.0
Foreign Currency Denominated	114.8	33.7	-	1,030.4	-	365.8	1,544.6
IFC	17.0	-	-	-	-	-	17.0
Finimp	24.2	-	-	-	-	-	24.2
J.P. Morgan	73.6	33.7	-	-	-	-	107.3
Senior Notes 2017	-	-	-	429.1	-	-	429.1
Senior Notes 2020	-	-	-	601.2	-	-	601.2
Perpetual Bonds	-	-	-	-	-	365.8	365.8
Total*	1,458.6	126.3	79.4	1,043.7	11.5	365.8	3,085.3

___________________

*   excluding interest expenses and finance leases.

For further information on our financing activities, see note 19 to our consolidated financial statements as of December 31, 2012.

Covenant Compliance

Our long term financings (excluding the perpetual bonds and aircraft financing) in the aggregate amount of R$1,260.9 million at December 31, 2012 contain customary covenants and restrictions, including but not limited to those that require us to maintain defined debt liquidity and interest expense coverage ratios.

On December 31, 2012, our financings with IFC and Debentures IV and V had the following restrictive covenants: (i) net debt / EBITDAR below 4.0 times, (ii) current assets / current liabilities of at least 1.5 times, (iii) net debt/ EBITDA below 3.5 times and (iv) debt coverage ratio (ICD) of at least 1.3 times.

On the same date our measurements for each of the restrictive covenants were: (i) net debt / EBITDAR of 32.3 times, (ii) current assets / current liabilities of 0.5 times, (iii) net debt/ EBITDA of (10.2) times and (iv) debt coverage ratio (ICD) of (2.0) times, mainly due to the negative accumulated EBITDA.

As such, we did not meet the minimum levels for covenants involving EBITDA and EBITDAR. However, we have obtained waivers providing for the suspension of these covenants for all financings, as described below:

IFC: we received a waiver from IFC excusing covenant compliance through the end of 2012 in connection with an agreement to prepay this financing on January 15, 2013, six months prior to its originally scheduled maturity of July 2013. We repaid IFC on January 15, 2013.

Debentures IV and V: on February 1, 2013 we obtained a waiver approval from the debenture holders for the December 31, 2012 and June 30, 2013 measurements. However, according to IFRS and because we did not receive the waiver by December 31, 2012, we reclassified our debentures in the amount of R$1,091.0 million from long-term debt to short-term debt as a result of this non-compliance. For our financial statements for the first quarter of 2013 we will again reclassify this amount as long-term. The first measurement after the waived periods will be based on our financial statements as of and for the year ended December 31, 2013.

Other Financing Sources and Measures

We did not declare dividends for the fiscal years 2012 and 2011. We declared dividends of R$50.9 million for the fiscal year 2010.

On December 21, 2011, in order to implement the Delta Investment, our board of directors approved a capital increase of up to R$295.8 million, equivalent to up to 6,825,470 common shares and 6,619,765 preferred shares at a subscription price of R$22.00 per share, with a minimum aggregate subscription amount of R$182.6 million. Our controlling shareholder subscribed for 6,825,469 common shares and 1,474,986 preferred shares, using the funds received from Delta to pay for those shares. On August 13, 2012, our board of directors approved this capital increase, with the cancellation of 5,118,453 shares that were left unsubscribed.

On December 21, 2012 our board of directors approved the sale of our preferred shares held in treasury, in light of the termination of our stock repurchase program commenced on September 8, 2011. The maximum term for the sale of these preferred shares was February 13, 2013 and 1,577,500 preferred shares held in treasury were sold at market prices.

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

Our growth plans contemplate operating 137 aircraft by the end of 2014.  As of December 31, 2012, we had 155 outstanding firm purchase orders with The Boeing Company for 737-800 Next Generation aircraft.  Committed expenditures for these aircraft, based on aircraft list price and including estimated amounts for contractual price escalations and pre-delivery deposits, are US$1,316.8 million in 2013 and US$1,341.0 million in 2014, US$1,332.1  million in 2015, US$1,380.8 million in 2016 and US$10,515.2  million beyond 2016.  We expect to meet our pre-delivery deposits by using long term loans from private financial institutions guaranteed by first tier financial institutions and capital markets financing such as long term and perpetual bonds.

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

In 2010, the Ex-Im Bank agreed on a common approach with European export-credit agencies on offering export credits for commercial aircraft.  Among other things, the new ASU sets forth minimum guarantee premium rates applicable to aircraft to be delivered on or after January 1, 2013, or under firm contracts entered into after December 31, 2010 and also changes the maximum amount that may be financed.

In light of our current credit ratings and the introduction of the ASU, we expect our minimum guaranty premium rate applicable to aircraft delivered on or after January 1, 2013 will increase substantially from a previous rate of 4%. The Ex-Im Bank has not yet informed us if it will guaranty this increased amount to be financed, which could cause us to have to seek other more expensive financing alternatives or use our own cash resources to finance the additional amount.

Recent Accounting Pronouncements

As of the date of our consolidated financial statements included elsewhere in this annual report we had adopted all new and revised standards and interpretations without any material impact on us.

There are no new IFRS standards or amendments or IFRIC interpretations which are not yet effective that would be expected to have a material impact on us. See note 2.2(x) to our financial statements included elsewhere in this annual report.

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

D.      Trend Information

We believe in a recovery in the Brazilian economy, especially in the growth of the Brazilian middle class in the next years.  We estimate, based on the forecast by financial institutions, growth between 2.5% and 3.0% in annual Brazilian GDP in 2013, which would be expected to have a direct and positive impact on the Brazilian aviation sector.  We plan to reduce our domestic seat supply for the first half of 2013 by between 8% and 10% as compared to the same period in 2012, and to end the year with a reduction of up to 7% in our domestic capacity when compared to 2012 . We expect the domestic industry to adopt a more rational approach to adding seat supply in 2013, resulting in yield recovery and a PRASK increase we estimate could be of 10% or more over 2012. We are also evaluating international potential markets to grow, especially in South America, and the U.S. and Caribbean region. The rationalization of domestic seat supply, which is an important initiative for the construction of a more sustainable environment, combined with our focus on maintaining our cost low should help in the recovery of operating margins.

E.      Off-Balance Sheet Arrangements

None of our 96 aircraft recognized as operating lease obligations are reflected on our balance sheet.  At December 31, 2012, we had  45 aircraft recognized as finance leases on our balance sheet.  We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

F.       Tabular Disclosure of Contractual Obligations

Our non-cancelable contractual obligations as of  December 31, 2012 included the following:

	Total	2013	2014	2015	2016	2017	Without Maturity	Beyond 2017
		(in millions of reais)
Non-derivative financial instruments
Operating leases	3,033.7	720.7	520.7	358.8	292.4	262.0		879.3
Finance leases	2,475.8	304.6	319.1	309.6	300.8	277.9		963.8
Short-term debt	1,511.9	1,511.9
Long-term debt	1,626.7	-	126.2	79.4	13.4	470.4	365.8	571.4
Total non-derivative financial instruments	8,648.1	2,537.2	966.0	747.8	606.6	1,010.2	365.8	2,414.5
Derivative financial instruments
Fuel derivative	12.9	5.8	7.1
Foreign exchange derivative
Interest rate swaps	(54.7)	(54.7)
Total derivative financial instruments	(41.8)	(48.9)	7.1
Aircraft commitments
Pre-delivery deposits	4,046.5	283.7	389.0	444.9	146.7	171.7		2,610.5
Aircraft purchase commitments	32,462.5	2,690.8	2,740.3	2,722.1	2,821.7	1,640.8		19,846.9
Total aircraft commitments	36,509.0	2,974.5	3,129.3	3,167.0	2,968.4	1,812.5		22,457.4
Total	45,115.3	5,462.8	4,102.4	3,914.8	3,574.9	2,822.8	365.8	24,871.9

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

Our management and board of directors is supported and advised by a number of committees which comprise highly specialized and qualified individuals.  These committees actively participate in the strategic and other key decisions of our management and we believe they add substantial value to our business.  We currently have audit, human resources and corporate governance, financial policies and risk committees, comprised of members of our board of directors and non-board members.  We also have an accounting, tax and financial statement policy subcommittee.

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

Board of Directors

Our board of directors is dedicated to providing our overall strategic guidelines and, among other things, is responsible for establishing our general business policies and for electing our executive officers and supervising their management.  Currently, our board of directors is comprised of 8 members, 3 of whom qualify as independent based upon New York Stock Exchange criteria.  The board of directors meets an average of 5 times per year or whenever requested by the president or three members of our board of directors.

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

Under our by-laws, the members of the board of directors are elected by the holders of our common shares at the annual general meeting of shareholders.  Members of our board of directors serve simultaneous one-year terms and may be re-elected.  The terms of our current directors expires in April 2014.  Our by-laws do not provide for a mandatory retirement age for our directors.

The following table sets forth the name, age and position of each member of our board of directors.  A brief biographical description of each member of our board of directors follows the table.

Name	Age	Position
Constantino de Oliveira Junior	44	Chairman
Henrique Constantino	41	Vice-Chairman
Antonio Kandir*	59	Director
Joaquim Constantino Neto	48	Director
Luiz Kaufmann*	68	Director
Edward H. Bastian	55	Director
Ricardo Constantino	50	Director
Richard F. Lark*	46	Director

_____________

* Denotes an independent director

Constantino de Oliveira Junior has been a member of Gol’s board of directors since the Company was founded in 2001 and is currently the chairman of the board of directors. He was also Gol’s Chief Executive Officer from 2001 until 2012. Mr. de Oliveira introduced the “low-cost, low-fare” concept to the Brazilian airline industry and was named “Most Valuable Executive” by the Brazilian newspaper Valor Econômico in 2001 and 2002.  He was also elected the Leading Executive in the logistics sector by the readers of Gazeta Mercantil, a Brazilian financial newspaper, in 2003, and in 2008, was named a “Distinguished Executive” in the Air Transportation category at the GALA (Latin American Aeronautics Gallery) awards, sponsored by IATA.  Between 1994 and 2000 he served as director in passenger land transportation company.  Mr. de Oliveira studied Business Administration at the Universidade do Distrito Federal and attended the Executive Program on Corporate Management for Brazil conducted by the Association for Overseas Technical Scholarships. He is also member of our human resources and corporate governance committee, financial policy committee and risk committee.

Henrique Constantino has been a member of our board of directors since March 2004 and became our vice-chairman of the board in June 2010.  He participated in the creation of Gol and served as its chief financial officer from January 2001 to March 2003, when he became a member of the board.  Mr. Henrique Constantino is also a member of the board of directors of Providência S.A. and BR Vias S.A. Mr. Constantino has a law degree from CEUB—Centro de Ensino Unificado de Brasília and has a post-graduate degree in Business Administration from EAESP—FGV (Fundação Getúlio Vargas—São Paulo).  Mr. Constantino is a member of our human resources and corporate governance committee.

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

Luiz Kaufmann has been a member of our board of directors since December 2004.  Mr. Kaufmann is the Managing Partner of L. Kaufmann Consultores Associados. Mr. Kaufmann has presided over several companies such as Aracruz Celulose S.A., Medial Saúde, Kroton Educacional, Petropar, Grupo Multiplic, Arthur D. Little, and was a partner at GP Investimentos.  He was a member of several companies’ board of directors, including Pioneer Hi-Bred International, América Latina Logística and Lojas Americanas.  He was a member of the Global Corporate Governance Advisory Board, which was comprised of 20 internationally renowned business leaders from 16 different countries, created to advance knowledge on the roles and responsibilities of boards of directors of international companies.  Mr. Kaufmann is an independent member of our board of directors under the requirements of the SEC and NYSE listing standards.  He is a member of our risk committee, financial policy committee and audit committee and our audit committee financial expert as defined by the current SEC rules.

Edward H. Bastian has been a member of our board of directors since April 2012. Mr. Bastian was appointed pursuant to our partnership agreement with Delta Air Lines, Inc., or Delta. He has been President of Delta since 2007 and previously held the positions of Vice Chief Executive Officer and Controller in 1998 and Chief Financial Officer in 2005. Since February 2010, Mr. Bastian has been also a member of Delta’s board of directors. Between 2008 and 2009, Mr. Bastian was the Chief Executive Officer of Northwest Airlines. Mr. Bastian also worked for PepsiCo and Frito-Lay and was partner at PricewaterhouseCoopers in New York. Mr. Bastian is also a member of the board of directors of Habitat for Humanity and Woodtruff Arts Center, both based in Atlanta. Mr. Bastian holds bachelor’s degree in business administration from St. Bonaventure University, class of 1979

Ricardo Constantino has been a member of our board of directors since March 2004.  He has been the chief technical and maintenance officer of the Comporte group since 1994. Mr. Ricardo Constantino Neto is also a member of the board of directors of BRVias S.A. and Providência S.A.

Richard F. Lark, has been a member of our board of directors since June 2008.  Mr. Lark served as our executive vice president, chief financial and investor relations officer from April 2003 to June 2008.  He is the founder and managing partner of Endurance Capital Partners, a private equity management firm (member of Anbima and ABVCAP), and a member of the board of directors of Global Aviation S.A..  From 2000 to 2003, Mr. Lark served as chief financial officer of Americanas.com, one of the leading Brazilian e-commerce companies.  Prior to joining Americanas.com, Mr. Lark was an executive in the investment banking divisions of Morgan Stanley & Co., Citicorp and The First Boston Corporation.  Mr. Lark is a member of the board of the Kellogg Institute for International Studies and Associação Vida Jovem, and served as president of the American Society of São Paulo.  Mr. Lark holds a Master in Business Administration degree from the UCLA Anderson School of Management and bachelor degrees in finance and business economics and philosophy from the University of Notre Dame.  He is a Portfolio Manager authorized by the CVM and an associate of the Brazilian Institute of Corporate Governance (IBGC). Mr. Lark is a member of our financial policy committee, risk policies committee and accounting, tax and financial statement policies subcommittee.  Mr. Lark is an independent member of our board of directors under the requirements of the SEC and NYSE listing standards and is a member of our audit committee.

Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino are brothers.  Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino control our major shareholder, Fundo de Investimento em Participações Volluto, on an equal basis.

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

Under our by-laws, we must have at least two and at most seven executive officers that are elected by the board of directors for a one-year term.  Any executive officer may be removed by the board of directors before the expiration of his term.  The current term of all our executive officers ends in March 2014.

The following table sets forth the name, age and position of each of our executive officers.  A brief biographical description of each of our executive officers follows the table.

Name	Age	Position
Paulo Kakinoff	38	President and Chief Executive Officer
Adalberto Cambaúva Bogsan	47	Vice President – Technical
Edmar Prado Lopes Neto	48	Investor Relations Officer

Paulo Kakinoff is currently our President and Chief Executive Officer and was a member of our Board of Directors from 2010 to 2012.  Mr. Kakinoff was until June 2012, the CEO of Audi Brasil and vice president of the Brazilian Automobile Importers Association (Associação Brasileira de Importadores de Veículos Automotores – ABEIVA). He was also a member of the board of directors of Volkswagen Participações Ltda. (Finance Services of Volkswagen Group in Brasil) from March 2011 until June 2012. Mr. Kakinoff has 18 years of experience in the auto industry, having served as Sales & Marketing Director at Volkswagen do Brasil and as Executive Director for South America at the Volkswagen Group’s head offices in Germany.  He holds a bachelor’s degree in Business Administration from Mackenzie University.  Mr. Kakinoff is a member of our human resources and corporate governance committee, financial policy committee and risk committee.

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

Edmar Prado Lopes Neto has been an officer since July 2012 and is also our finance director. Mr. Lopes Neto has been in the Company since 2011, when he joined as Capital Markets Officer. Mr. Lopes Neto worked at Organizações Globo for 13 years, having served as Net Serviços de Comunicação S.A.’s Treasury Officer from 1998 to 2005 and as the Roberto Marinho Foundation’s Planning Manager. Mr. Lopes Neto is a member of our financial policy committee and the accounting, tax and financial statements policy subcommittee. With more than 25 years’ experience in the financial area, Mr. Lopes Neto has worked for national and multinational companies and graduated in Civil Engineering from the Universidade Federal do Rio de Janeiro.

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

For the fiscal year ended December 31, 2012, the aggregate compensation, including cash and benefits-in-kind but excluding stock options, that we paid to the members of our board of directors and executive officers was R$18.8 million.

Stock Option Plan and Restricted Share Plan

Our stock option plan was approved by our shareholders on December 9, 2004 and amended on April 30, 2010 and October 19, 2012. On October 19, 2012 our shareholders also approved a restricted share plan.  Both plans are valid for 10 years. The plans are aimed at promoting our interests by encouraging management employees to contribute substantially to our success, by motivating them with stock options and restricted shares.  The plans are managed by both our human resources and corporate governance committee and our board of directors.

Participants in the plans are selected by the human resources and corporate governance committee, provided that they have been either president or vice-president, for both plans, or other selected employees, for the restricted share plan.  The stock options to be granted under the stock option plan confer rights related only to our preferred shares and the restricted shares awarded are all preferred shares. The number of outstanding options granted and restricted shares combined may not, at any time, exceed 5% of our shares.  The human resources and corporate governance committee establishes each year the strike price of the options to be granted, which must be equal to the average price of the preferred shares recorded in the last 60 trading sessions prior to the granting date.

The vesting period of the stock options is five years for the options granted until 2009, vesting 20% each year, and three years for the options granted since 2010, vesting 20% in the first year, 30% in the second year and 50% in the third year. Restricted shares awarded vest after three years.

In case of termination of our legal relationship with the option holder, with or without cause (except in the case of permanent disability or death) all options that have been granted to the participant, and which were not yet exercisable, automatically expire. Options already vested on the termination date may be exercised within 90 days, in case of termination without cause, or on the termination date, in case of termination with cause or at the beneficiary’s request.

In case of termination of our legal relationship with the award beneficiary without cause (except in the case of permanent disability or death), restricted shares awarded and not yet unrestricted, vest proportionally to the number of months elapsed since the award date, and, in case of termination with cause or at the beneficiary’s request, all restricted shares awarded and not yet vested automatically expire.

In 2009, we issued 1,142,473 stock options, of which only 652,998 were outstanding on December 31, 2010 after the cancellation of 530,480 stock options due to the departure of their respective holders from the company, the exercise of 175,668 stock options and the complementary grant of 216,673 stock options in 2010 under the 2009 plan.  These stock options were issued at a weighted average exercised price of R$10.52 per share. In 2010, we issued 2,774,640 stock options, of which only 2,593,938 were outstanding on December 31, 2010, after the cancellation of 170,786 stock options due to the departure of their respective holders from the company and the exercise of 9,916 stock options.  These stock options were issued at a weighted average exercised price of R$20.65 per share.  On December 20, 2010, our board of directors approved the granting of 2,722,444 options at the price of R$27.83 per share for the year 2011. In 2011, we issued stock options of up to 49,836  at a weighted average exercise price of R$15.10 per share. The total number of options granted in the last three years, excluding the 2,366,605 options cancelled and the 235,420 options exercised, is 4,189,357, or 1.5% of our total shares and 3.1% of the total preferred shares.  On November 11, 2012 our board of directors approved the granting of 778,912 stock options and 589,304 restricted share awards.

C.      Board Practices

Currently, our board of directors is comprised of 8 members.  The terms of our current directors will expire on April 2014.  See “—Board of Directors.”

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

Under the Brazilian corporation law, the fiscal committee may not contain members that (i) are on our board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company, or (iv) are spouses or relatives of any member of our management, up to the third degree.  Our by-laws provide for a non-permanent fiscal committee to be elected only by our shareholders’ request at a general shareholders’ meeting.  The fiscal committee, when elected, will be comprised of a minimum of three and a maximum of five members and an equal number of alternate members.  In 2012, our shareholders did not request the election of a fiscal committee.

Committees of the Board of Directors and Board of Executive Officers

Our board of directors also has audit, human resources and corporate governance, financial policy and risk committees and an accounting, tax and financial statement policy subcommittee.  Our board of executive officers has management, executive policy, budget, investment, corporate governance and risk policies committees.  In most cases, members of the committees do not need to be members of our board of directors or board of executive officers.  The responsibilities and composition of these committees are described below.

Audit Committee.  Our audit committee, which is not equivalent to, or comparable with, a U.S. audit committee, provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance.  The audit committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of our independent auditors and helps coordinate their activities.  It also evaluates the effectiveness of our internal financial and legal compliance controls.  The audit committee comprises three members elected by the board of directors for a one-year term with the right to re-election, all three of which are independent.  The current members of our audit committee are Richard F. Lark, Antônio Kandir and Luiz Kaufmann.  All members meet the independent membership requirements of the SEC and NYSE as well as other NYSE requirements.  Luiz Kaufmann is the committee’s “financial expert” within the scope of the SEC rules covering the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

Financial Policies Committee. Our financial policies committee is responsible for: (i) reviewing and adopting actions for protection of our cash flow, balance sheet, profits and losses against volatility in fuel prices, exchange rates, domestic and international interest rates; (ii) assessing periodically the effectiveness of all the actions contemplated in item (i) and recommending changes, as necessary; (iii) preparing and approving our corporate finance policies, as well as monitoring and reviewing the effectiveness and implementation thereof; (iv) reviewing, from time to time, our investment plan and the financial plan, as well as recommending the necessary transactions to our board of directors; (v) reviewing, from time to time, the impact of our investment plan and of the financing plan on our capital structure and the consequences thereof on our income, as well as recommending the necessary changes to our board of directors; and (vi) setting out parameters with a view to keeping the desired capital structure and liquidity, besides monitoring the application thereof and approving the policies to be adopted in the subsequent quarter. The financial policies committee is comprised of five members, appointed by our board of directors which are our: chief executive officer, chief financial officer and three directors, for terms of office of one year, reelection being permitted. The financial policies committee currently consists of , Constantino de Oliveira Júnior, Edmar Prado Lopes Neto, Paulo Sergio Kakinoff, Richard F. Lark and Luiz Kaufmann.

Risk Committee. Our risk committee is responsible for: (i) reviewing and approving our risk policies, as well as monitoring and analyzing their implementation; (ii) reviewing, from time to time, the impacts on assets, especially regarding exposure to U.S. dollars and fuel, as well as recommending the necessary transactions to our board of directors; (iii) reviewing, from time to time, our revenues and expenses, focusing on the impact to our income, and recommending necessary actions to our board of directors; and (iv) preparing, approving and evaluating the risk policies used by us in the short- and long-term, and approving the policies to be used and to monitor their implementation. The risk committee is comprised of up to five members, appointed by our board of directors, whether they are directors or not, for terms-of-office of one year, reelection being permitted. The risk committee currently consists of Paulo Sergio Kakinoff, Constantino de Oliveira Júnior, Richard F. Lark and Luiz Kaufmann.

Human Resources and Corporate Governance Committee.  The human resources and corporate governance committee is responsible for the coordination, implementation and periodic review of best corporate governance practices and for monitoring and keeping our board of directors informed of legislation and market recommendations addressing corporate governance.  It also reviews and recommends to our board of directors human resources policies, forms of compensation, including salary, bonus and stock options, to be paid to our employees, as well as analyzing management’s career and succession plans.  The committee consists of up to six members elected by our board of directors for a one-year term, with the right to re-election, comprising the chairman and the vice-chairman of the board of directors, three members of the board of directors, two outside specialists and the management and human resources officer.  The human resources and corporate governance committee currently consists of Constantino de Oliveira Júnior, Álvaro de Souza and Henrique Constantino, Paulo Sergio Kakinoff, Betânia Tanure de Barros and Paulo César Aragão.

Accounting,  Tax and Financial Statement Policy Subcommittee.  The accounting, tax and financial statement policy subcommittee conducts periodic reviews of, and evaluates and monitors the company’s accounting policies and financial statements and makes observations and recommendations to the board of directors on these matters.  The subcommittee meets on a quarterly basis and consists of three members elected by the board of directors for a one-year term with the right to re-election, comprising the company’s chief financial officer, a member of the board of directors or a member of the audit committee, and an independent member.  The committee currently consists of Richard F. Lark, Edmar Prado Lopes Neto, Charles B. Holland and Marcos da Cunha Carneiro.

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

As of December 31, 2012, we had 17,676 active employees. We invest significant resources promoting the well being of our employees.  In 2012, we spent R$ 522.3 million on health and safety matters, training, social contributions, employee meals, transportation and profit sharing.

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

A national aviators’ union represents Brazil’s pilots and flight attendants, and other regional aviation unions represent ground employees of air transportation companies.  Approximately 13% of our employees are members of unions.  Negotiations in respect of cost of living wage and salary increases are conducted annually between the workers’ unions and a national association of airline companies.  There is no salary differential or seniority pay escalation among our pilots.  Work conditions and maximum work hours are regulated by government legislation and are not the subject of labor negotiations.  Since the commencement of our operations, we have not had a work stoppage by our employees and we believe that our relationship with our employees is good.

To motivate our employees and align their interests with our results of operations, we provide an annual profit sharing program to all of our employees.  Under Brazilian law, companies may provide profit sharing programs that define mechanisms for distributing a portion of a company’s profits based upon the achievement of pre-defined targets established by the company.  Our annual profit sharing programs are negotiated with a commission formed by our employees and approved by labor unions for the benefit of all of our unionized and non-unionized employees.  For the purposes of our profit sharing program, a portion of profit sharing distributions are based upon the achievement of corporate profit targets and a portion of the distributions are based on the achievement of operational targets set for each of our departments.  We have established a stock option plan for our management and employees vesting over a 3 year period.  As of March 2013, a total of 778,912 stock options were granted to our management and employees under this plan. On November 11, 2012 our board of directors approved the granting of 778,912 stock options and 589,304 restricted share awards, granting the beneficiaries thereof the right to receive restricted shares, under the terms of the Restricted Shares Plan.

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

For a description of stock options granted to our board of directors and our executive officers, see “—Compensation—Executive Stock Options” and “—Compensation—Stock Option Plan and Restricted Share Plan.”

ITEM 7.       Major Shareholders and Related Party Transactions

A.      Major Shareholders

The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of December 31, 2012, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

Each shareholder’s percentage ownership in the following table is based on the 143,858,204 common shares and 134,858,582 preferred shares outstanding as of December 31, 2012.

	Common Shares		Preferred Shares		Total Shares
	Shares	(%)	Shares	(%)	Shares	(%)
Fundo de Investimento em Participações Volluto (1)	143,858,188	100.0%	31,007,810	23.0%	174,865,998	62.7%
Executive officers and directors	16	0.0%	1,997,110	1.5%	1,997,126	0.7%
Treasury shares	–	–	2,396,725	1.8%	2,396,725	0.9%
Delta Air Lines Inc	–	–	8,300,455	6.2%	8,300,455	3.0%
Fidelity Investments	–	–	7,033,500	5.2%	7,033,500	2.5%
Wellington Management Company	–	–	14,160,618	10.5%	14,160,618	5.1%
Free Float	–	–	69,962,364	51.9%	69,962,364	25.1%
Total	143,858,204	100.0%	134,858,582	100.0%	278,716,786	100.0%

_________________

(1) Fundo de Investimento em Participações Volluto (formerly named Fundo de Investimento em Participações Asas)  is controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

According to our internal share record, which contains information regarding the ownership of our shares and the ADSs as filed by the holders of such shares and ADS, at December 31, 2012, 57.9% of our free float was traded in the United States.

During 2012, our executive officers did not exercise stock options.

On December 21, 2011, in order to implement the Delta Investment, our board of directors approved a capital increase of up to R$295.8 million, equivalent to up to 6,825,470 common shares and 6,619,765 preferred shares at a subscription price of R$22.00 per share, with a minimum aggregate subscription amount of R$182.6 million. Our controlling shareholder subscribed for 6,825,469 common shares and 1,474,986 preferred shares, using the funds received from Delta to pay for those shares.  On August 13, 2012, our board of directors approved this capital increase, with the cancelation of 5,118,453 that were left unsubscribed.

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

Transportation, Graphic and Consultancy Agreements with Comporte Participações S.A.

We have exclusive bus transportation agreements with Expresso União Ltda. and Breda Serviços for the transportation of our passengers, their luggage and our employees. The transportation agreement with Expresso União Ltda expired in September 2012 and the agreement with Breda Serviços expires in May 2013. We had operating agreements with Serviços Gráficos Ltda for graphic services, which expired in July 2012.  We also have a contract with related party Vaud Participações S.A to provide executive administration and management services, which expires in October 2014. We were, unitl August 2012, the tenant of a property located at Rua Tamoios, 246, in São Paulo, SP, owned by an affiliate, Patrimony Administradora de Bens.  The entities mentioned above belong to the same economic group and are all controlled by Comporte Participações S.A.

We also hold contracts for the operation of the Gollog franchise in Passos/MG through the related party União Transporte de Encomendas e Comércio de Veículos Ltda., expiring in December, 2015.

In 2011 and 2012, we made total payments of R$11.1 million and R$10.6 million, respectively, under these operating agreements.

Contracts Account Opening UATP (Universal Air Transportation Plan) to Grant Credit Limit

In September 2011, we signed contracts with Pássaro Azul Taxi Aéreo Ltda. and Viação Piracicabana Ltda. The purpose of these contracts was the opening of UATP (Universal Air Transportation Plan) accounts, where we grant credits of R$20,000 to Pássaro Azul Taxi Aéreo Ltda. and R$40,000 to Viação Piracicabana Ltda. for utilization in the UATP system. This system can be utilized to make payments for the contracting of domestic and international airline services with all participating members. We use the UATP system that is operated and maintained by the international airline industry and seek to simplify billing and facilitate the payment of air travel and other related services.

Engine Maintenance Agreement with Delta TechOps

In February 2011, we entered into a strategic MRO (maintenance, repair and operations) partnership agreement with Delta TechOps, the maintenance division of Delta, one of our shareholders, which provides overhaul service for approximately 50% of our CFM 56-7 engines, maintenance for parts and components on our fleet of Boeing 737 NG aircraft and also, consulting services related to maintenance workflow planning, materials and facility optimization and tooling support. In 2012, total expenses under this agreement was R$86.5 million.

C.      Interests of Experts and Counsel

Not applicable.

ITEM 8.       Financial Information

A.      Consolidated Statements and Other Financial Information

See “Item 3. Key Information—Selected Financial Data” and “Item 18.  Financial Statements.”

Legal Proceedings

In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to our operations, in the large part linked to the routine demands related to the rights of consumers.  As of December 31, 2012, we were parties in 18,667 judicial lawsuits and administrative proceedings, including 12,686 civil claims, and 5,981 labor claims.  We believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect on our financial position, results of operations and cash flows.  We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable.

We are party to approximately 12,170 civil proceedings arising from the normal course of our business, which includes flight delays or cancellations and baggage loss or damage, and 516 civil proceedings against Varig S.A. in which plaintiffs claim we would be a successor in interest of Varig S.A. The vast majority of these proceedings involve minor cases relating to customer relations.  As of December 31, 2012, we had established provisions to address these risks in the total amount of R$38.5 million.

We are party to approximately 2,447 labor proceedings arising from the normal course of our business, which includes overtime, hazardous work premium, health exposure allowance and differences in salary, and 3,534 labor proceedings against Varig S.A. in which plaintiffs claim we would be a successor in interest of Varig S.A. At December 31, 2012, we have established provisions to address these risks in the total amount of R$54.5 million.

In 2001, we commenced proceedings against the Brazilian state revenue service, in which we claim an exemption from the payment of Brazilian value added tax (ICMS) due on imported aircraft, parts and engines.  On May 30, 2007, the Supremo Tribunal Federal (Federal Supreme Court) ruled in our favor in respect of one of these cases.  Various of the proceedings relating to this matter are still pending.  The estimated aggregated amount of the ongoing lawsuits related to the non-levy of ICMS tax on said imports is R$217.3 million as of December 31, 2012,  adjusted for inflation, not including later payment charges. Based on our legal counsel’s opinion and supported by similar lawsuits with favorable decisions to taxpayers by the Superior Court of Justice (STJ) and Supreme Federal Court (STF) in the second quarter of 2007, we understand that the likelihood of loss is remote, and thus did not recognize provisions for these amounts. Although the outcome of these lawsuits and proceedings cannot be anticipated, our  management, based on the opinion of its outside legal counsel, understand that the final decisions on these lawsuits will not have any material adverse impact on our financial position, operating results, and cash flows.

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

We are questioning the applicability of certain provisions regarding the calculation and rates of social contribution taxes (PIS and COFINS) in Brazil. As of December 31, 2012, we had no provisions constituted for these lawsuits and judicial deposits of R$37.8 million. As of December 31, 2011, we had provisions of R$105.2 million and judicial deposits of R$77.5 million related to these lawsuits.

On October 10, 2012, the Brazilian Antitrust Authority, or CADE, approved, without restrictions, the acquisition of Webjet Linhas Aéreas S.A., or Webjet, by VRG. The approval was subject to the execution of a term of undertaking (Termo de Compromisso de Desempenho) among VRG, Webjet and CADE whereby we have agreed to maintain a minimum regularity rate of 85% on scheduled flights from the Santos Dumont airport, in Rio de Janeiro. We retained all of the VRG and Webjet capacity in this airport.

On December 7, 2012, a Rio de Janeiro labor court issued an injunction requiring that we rehire all 850 Webjet employees we had laid off on November 23, 2012. On March 4, 2013, after several attempts to negotiate with the union, we laid off these employees for a second time and the labor court issued an injunction requiring us to rehire them again subject to a daily penalty for non-compliance. We are pursuing alternatives to reverse this injunction. If we are required to rehire all 850 Webjet’s employees, we will have to pay base salaries and benefits to these employees (which includes crew, pilots, co-pilots and maintenance employees).

For further information on our legal proceedings and contingencies, see note 24 to our consolidated financial statements.

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

Our by-laws do not require that we adjust the amount of any dividend payment for inflation.

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

Under our by-laws, interest attributable to shareholders’ equity may be treated as a dividend for purposes of the mandatory dividend. In 2009 we distributed R$185.8 million to our shareholders, equivalent to a payment of R$0.70 per share or ADS.  In 2010 we declared R$50.9 million to our shareholders, equivalent to a payment of R$0.19 per share or ADS.  In 2011 and 2012, we did not distribute dividends.

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

B.      Significant Changes

None.

ITEM 9.       The Offer and Listing

A.      Offer and Listing Details

In the United States, our preferred shares trade in the form of ADS.  Since December 2005, each ADS represents one preferred share, issued by Citibank, N.A., as Depositary pursuant to a Deposit Agreement.  On December 13, 2005, we executed a 2:1 ADS split, changing to ratio of one ADS representing two preferred shares to one ADS representing one preferred share, as approved by a meeting of the Board of Directors of the Company on November 8, 2005.  The ADSs commenced trading on the NYSE on June 24, 2004.  As of December 31, 2012, the ADSs represented 38.6% of our preferred shares and 57.9% of our current global public float.

The following table sets forth the reported high and low closing sales prices for the ADSs on the NYSE for the periods indicated:

	US$ per ADS
	Low	High	Average(1)
2008
Annual	3.06	23.94	11.51
2009
Annual	2.88	15.59	7.44
2010
Annual	10.62	18.55	16.63
2011
Annual	5.18	16.17	10.67
First quarter	12.52	16.17	14.15
Second quarter	11.34	14.12	12.89
Third Quarter	5.56	13.18	8.27
Fourth Quarter	5.18	8.82	7.45
2012
Annual	3.87	9.04	5.66
First quarter	6.50	9.04	7.62
Second quarter	3.87	6.62	4.97
Third Quarter	4.01	5.94	4.85
Fourth Quarter	3.87	9.04	5.66
Last Six Months
October 2012	4.98	6.29	5.39
November 2012	4.53	5.32	4.86
December 2012	4.81	6.56	5.39
January 2013	6.36	7.61	6.97
February 2013	6.16	7.38	6.82
March 2013	5.95	7.47	6.79
April 2013 (through April 26)	5.32	6.90	5.99
_______________
Source:  Bloomberg
(1) Calculated as average of closing prices for the period.

Our preferred shares began trading on the São Paulo Stock Exchange on June 24, 2004.  The following table sets forth the reported high and low closing sale prices for our preferred shares on the BM&FBOVESPA, for the periods indicated.

	Reais per Preferred Share
	Low	High	Average(1)
2008
Annual	6.90	42.40	20.02
2009
Annual	6.58	27.34	14.13
2010
Annual	19.70	30.40	24.34
2011
Annual	9.12	26.56	17.41
First quarter	20.54	26.56	23.19
Second quarter	17.65	22.1	20.22
Third Quarter	9.12	20.30	13.25
Fourth Quarter	9.67	15.70	13.19
2012
Annual	7.73	15.19	10.87
First quarter	11.93	15.19	13.36
Second quarter	7.73	12.04	9.71
Third Quarter	8.14	12.17	9.78
Fourth Quarter	9.42	13.05	10.66
Last Six Months
October 2012	10.10	12.80	10.87
November 2012	9.42	10.80	10.04
December 2012	9.96	13.05	11.08
January 2013	12.57	15.00	14.10
February 2013	12.13	14.66	13.44
March 2013	11.75	14.58	13.26
April 2013 (through April 26)	10.86	13.81	11.95

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

The BM&FBOVESPA is a for-profit listed company that has regulatory authority over its trading markets.  Trading on the BM&FBOVESPA is limited to member brokerage firms and a limited number of authorized nonmembers.  The BM&FBOVESPA has two open outcry trading sessions each day from 10:00 a.m. to 5:00 p.m., São Paulo time, for all securities traded on all markets, except during daylight savings time in Brazil.  During daylight savings time in Brazil, usually the sessions are from 11:00 a.m. to 6:00 p.m., São Paulo time, to closely mirror the NYSE trading hours.  Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the BM&FBOVESPA and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional).  This system is a computerized system that links electronically with the seven smaller regional exchanges.  The BM&FBOVESPA also permits trading from 5:45 p.m. to 7:00 p.m., São Paulo time, or from 6:45 p.m. to 7:30 p.m. during daylight savings time in Brazil, on an online system connected to traditional and Internet brokers called the “after market.”  Trading on the aftermarket is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers.  There are no specialists or officially recognized market makers for our shares in Brazil.

In order to better control volatility, the BM&FBOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BM&FBOVESPA falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

The BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world.  As of December 2012, the aggregate market capitalization of the BM&FBOVESPA was equivalent to R$2.5 trillion and the 10 largest companies listed on the BM&FBOVESPA represented 51.8% of the total market capitalization of all listed companies.  In contrast, as of December 2012, the aggregate market capitalization of the NYSE was US$14.1 trillion.  Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder.  See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the time and price you desire.”

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

Description of Capital Stock

General

The Registrant became the parent company of Gol on March 29, 2004, when all of the common shares, Class A preferred shares and Class B preferred shares of Gol (except for five common shares of Gol that are held by members of Gol’s board of directors for eligibility purposes) were contributed to the Registrant by the shareholders of Gol in exchange for the applicable number of either common shares or preferred shares of the Registrant.  As a result of this reorganization, 41,499,995 common shares of Gol were exchanged for 109,448,497 common shares and 6,751,719 preferred shares of the Registrant, 10,375,000 Class A preferred shares of Gol were exchanged for 29,049,994 preferred shares and six common shares of the Registrant and 8,408,206 Class B preferred shares of Gol were exchanged for 23,542,977 preferred shares of the Registrant.  The reorganization did not affect our operations in any respect.  The aggregate number of our common and preferred shares outstanding was increased to 168,793,243 as the result of a 2.80 -for-one stock split on May 25, 2004 (which includes 224 common shares and 56 preferred shares of the Registrant that were issued in connection with its formation on March 12, 2004).  On June 24, 2004, the Registrant completed its initial public offering through the issuance of 18,750,000 preferred shares in the form of ADSs in the United States and other countries outside Brazil and in the form of preferred shares in Brazil.  On April 28, 2005, the Registrant completed a primary and secondary offering of 16,905,000 preferred shares in the form of ADSs in the United States and other countries outside Brazil and in the form of preferred shares in Brazil.  In addition, during 2005, our executive officers exercised stock options for an aggregate of 703,579 preferred shares.  During 2006, our executive officers exercised stock options for an aggregate of 233,833 preferred shares.  In 2007, we increased our capital and, as a result of 6.1 million shares issued for the VRG acquisition and 11,569 shares issued related to our stock option program.  On March 20, 2009, our board of directors approved a capital stock increase issuing 6,606,366 voting and 19,487,356 preferred shares.  On October 19, 2009, we concluded a global share offering of 19,002,500 common shares and 43,187,500 preferred shares. On May 5, 2010 our board of directors approved a capital increase, in the amount of R$119.0 million, with the issuance of 4,883,756 shares, of which 3,833,076 were common shares and 1,050,680 were preferred shares. During 2010 and 2011, our executive officers exercised stock options for an aggregate of 173,374, and 49,836 preferred shares, respectively. During 2012, our executive officers did not exercise any stock options. As of December 31, 2012, our capital structure consisted of 143,858,204 common shares and 134,858,582 preferred shares, each with no par value. We are a stock corporation (sociedade anônima) incorporated under the laws of Brazil.

On December 21, 2011, in order to implement the Delta Investment, our board of directors approved a capital increase of up to R$295.8 million, equivalent to up to 6,825,470 common shares and 6,619,765 preferred shares at a subscription price of R$22.00 per share, with a minimum aggregate subscription amount of R$182.6 million. Our controlling shareholder subscribed for 6,825,469 common shares and 1,474,986 preferred shares, using the funds received from Delta to pay for those shares.

Issued Share Capital

Under our by-laws, our authorized capital as of December 31, 2012 was R$4.0 billion, and can be increased by the issuance of preferred or common shares, after approval by our board of directors.  Our shareholders must approve any capital increase that exceeds our authorized capital.  Under our bylaws and the Brazilian corporation law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their holdings.  See “—Preemptive Rights.”

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

As a general rule, the gains realized as a result of a disposition transaction of preferred shares or ADSs are determined by the difference between the amount realized on the sale or exchange of the shares or ADSs and their acquisition cost.

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

Distributions of Interest on Shareholders’ Equity.  In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company’s shareholders’ equity as an alternative to making dividend distributions.  Such interest is calculated by reference to the TJLP as determined by the Central Bank from time to time and cannot exceed the greater of:

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

Registered Capital

The amount of an investment in preferred shares held by a non-Brazilian holder who qualifies under Resolution No. 2,689 and obtains registration with the CVM, or by the depositary, as the depositary representing such holder must be registered with the Central Bank.  Such registration allows the remittance from Brazil of any proceeds of distributions on the shares, and amounts realized with respect to disposition of such shares.  The registered capital for preferred shares purchased in the form of ADSs or purchased in Brazil, and deposited with the depositary in exchange for ADSs will be equal to their purchase price (in U.S. dollars) to the purchaser.  The registered capital for preferred shares that are withdrawn upon surrender of ADSs, as applicable, will be the U.S. dollar equivalent of the average price of preferred shares, as applicable, on a Brazilian stock exchange on which the greatest number of such preferred shares, as applicable, was sold on the day of withdrawal.  If no preferred shares, as applicable, were sold on such day, the registered capital will refer to the average price on the Brazilian stock exchange on which the greatest number of preferred shares, as applicable, were sold in the 15 trading sessions immediately preceding such withdrawal.  The U.S. dollar value of the preferred shares, as applicable, is determined on the basis of the average rate quoted by the Central Bank on such date or, if the average price of preferred shares is determined under the last preceding sentence, the average of such average quoted rates on the same 15 dates used to determine the average price of the preferred shares.

A non-Brazilian holder of preferred shares may experience delays in effecting such Central Bank registration, which may delay remittances abroad.  Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

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

Dividends paid by us generally will not be eligible for the dividends received deduction available under the Code to certain U.S. corporate shareholders.  Subject to the above-mentioned concerns by the U.S. Treasury and certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. Holders (including individuals) after December 31, 2012 with respect to the ADSs will be subject to taxation at a maximum rate of 20% if the dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. Holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC.  Our ADSs are listed on the New York Stock Exchange, and therefore the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or will remain readily tradable.  Subject to the discussion of PFIC rules below, based upon the nature of our current and projected income, assets and activities, we do not believe the preferred shares or the ADSs have been (for our 2012 taxable year), nor do we expect them to be (for our 2013 taxable year), shares of a PFIC for U.S. federal income tax purposes.

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

ITEM 11.    Quantitative and Qualitative Disclosures about Market Risk

The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes to the price of fuel, the real/U.S. dollar exchange rate and interest rates.  The Company purchases jet fuel at prevailing market prices, but seeks to manage market risk through execution of a documented hedging program.  The Company incurs a portion of its costs and operating expenses in U.S. dollars.  The Company has interest rate risk in its floating rate leases and debt obligations.  We have a fleet of 149 aircraft, 98 of which were under operating leases, 45 were under finance leases and 6 were owned by us.  However, fixed rate leases are not considered market sensitive financial instruments and, therefore, are not included in the interest rate sensitivity analysis below.

Aircraft Fuel

Our results of operations are affected by changes in the price of aircraft fuel required to operate our aircraft fleet.  To manage the price risk, we utilize crude oil and heating oil derivative contracts.  All of our derivative instruments must be liquid so as to allow us to make position adjustments and have prices that are widely disclosed.  All existing contracts settle on a monthly basis and we do not purchase or hold derivative instruments for trading purposes.  At December 31, 2012, we had oil derivative contracts outstanding to hedge 11% of our expected fuel consumption in from January 2013 to January 2015 and the fair value of such contracts was R$13 million.  If the aircraft fuel price had increased by 10% in relation to the average 2012, the fuel expense would have increased R$368 million. If the price had decreased by 10%, the expense would have decreased R$368 million. We acquire substantially all of our fuel  from one supplier.

Foreign Currencies

A significant part of our costs and operating expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars.  To manage exchange rate risk, we enter into derivative contracts to protect against a possible depreciation of the real  in relation to the U.S. dollar. At December 31, 2012, we had U.S. dollar currency derivative contracts outstanding to hedge 16% of our expected operational expenses linked to the U.S. dollar in 2013. As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% depreciation of the real  against the U.S. dollar would have resulted in an increase in expenses of aircraft and engine maintenance, aircraft operating lease payments and aircraft insurance of R$479 million in 2012. A hypothetical 10% appreciation of the real  against the U.S. dollar would have resulted in a decrease of R$479 million in such expenses.

Interest Rates

Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate leasing contracts. At December 31, 2012, leases for seven aircraft had floating-rate rent payments.  A hypothetical 10% increase in international market interest rates in 2012 would have resulted in an increase in our aircraft financial leasing expenses of approximately R$1.0 million. A hypothetical 10% decrease in market interest rates in 2012 would have resulted in a decrease in our aircraft financial leasing expenses of approximately R$1.0 million These amounts are determined considering the effects of the hypothetical international interest rates on our variable-rate leasing contracts at December 31, 2012.

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

Reimbursement of Fees Incurred in 2012

During 2012 we received US$413,900 from the depositary for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Management assessed the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2012.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.  Based on this assessment, management believes that, as of December 31, 2012, the Company’s internal control over financial reporting is effective based on those criteria.

Attestation Report of the Independent Registered Public Accounting Firm.  The effectiveness of internal controls over financial reporting as of December 31, 2012 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, the independent registered public accounting firm who also audited the Company’s consolidated financial statements for the year then ended.  Deloitte’s report on the Company’s internal controls over financial reporting is included herein.

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

ITEM 16C.   Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our principal accountants during the fiscal years ended December 31, 2012 and 2011. Deloitte has been our principal accountant during the fiscal years ended December 31, 2012 and 2011.

	2011	2012
	(in reais)
Audit Fees	3,429,104	5,130,722
Audit-Related Fees	1,094,516	1,618,509
Tax Fees	-
All Other Fees	-
Total	4,523,620	6,749,231

Audit Fees

Audit fees include the audit of our consolidated annual financial statements and internal controls, the audit of our IFRS financial statements, review of our quarterly reports and required statutory audits and regulatory filings such as the formulário de referência.

Audit-Related Fees

Audit-related fees include fees for the preparation and issuance of comfort letters in connection with our senior notes offering, due diligence and the audits regarding the segregation of the Smiles program as a separate entity in 2012 and assurance of our sustainability report.

In 2011 and 2012, audit-related fees for services performed by our principal accountant amounted to R$1.1 million and R$1.6 million, respectively.

Tax Fees

There were no tax advisory services provided by our principal accountant in 2011 and 2012.

All Other Fees

There were no other fees.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by Deloitte.  Any services provided by our principal accountant that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement.  Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement.  In 2012 and 2011, none of the fees paid to Deloitte were approved pursuant to the de minimis exception.

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

Under the Brazilian corporation law, the fiscal committee may not contain members that (i) are on our board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company, or (iv) are spouses or relatives of any member of our management, up to the third degree.  Our by-laws provide for a non-permanent fiscal committee to be elected only by our shareholders’ request at a general shareholders’ meeting.  The fiscal committee, when elected, will be comprised of a minimum of three and a maximum of five members and an equal number of alternate members.  In 2012, our shareholders did not request the election of a fiscal committee.

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

Our human resources and corporate governance committee is responsible for the coordination, implementation and periodic review of best corporate governance practices and for monitoring and keeping our board of directors informed of legislation and market recommendations addressing corporate governance.  It also reviews and recommends to our board of directors human resources policies, forms of compensation, including salary, bonus and stock options, to be paid to our employees, as well as analyzing management’s career and succession plans.  The committee consists of up to five members elected by our board of directors for a one-year term, with the right to re-election, comprising the chairman of the board of directors, one member of the board of directors, two outside specialists and the management and human resources officer.  The human resources and corporate governance committee currently consists of Constantino de Oliveira Júnior , Álvaro de Souza and Henrique Constantino, Paulo Sergio Kakinoff, Betânia Tanure de Barros and Paulo César Aragão.

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

ITEM 16H. Mine Safety Disclosure

Not applicable.

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

10.3	*

Amendment 4 to Agreement, dated as of April 25, 2012, between the Registrant and Petrobras Distribuidora S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.4	*

Amendment 5 to Agreement, dated as of June 25, 2012, between the Registrant and Petrobras Distribuidora S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.5

Navitaire Hosted Services Agreement, dated May 1, 2004, between Navitaire Inc. and Gol Transportes Aéreos S.A., including amendments 1 through 7 thereto, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2006, as filed on February 28, 2007.

10.6

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

10.8

Amendment No. 10 to Navitaire Hosted Services Agreement dated as of August 27, 2007, between Navitaire Inc. and Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

10.9

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

10.13

Amendment No. 15 to Navitaire Hosted Services Agreement dated as of October 1, 2008, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2008, as filed on May 8, 2009.

10.14

Amendment No. 16 to Navitaire Hosted Services Agreement dated as of October 1, 2009, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 31, 2010.

10.15

Amendment No. 17 to Navitaire Hosted Services Agreement dated as of February 1, 2010, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 31, 2010.

10.16

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

10.18

Amendment No. 20 to Navitaire Hosted Services Agreement dated as of November 1, 2010, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

10.19

Amendment No. 21 to Navitaire Hosted Services Agreement dated as of March 1, 2011, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2011, as filed on April 11, 2012.

10.20	*

Amendment No. 22 to Navitaire Hosted Services Agreement dated as of February 1, 2012, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.21	*

Amendment No. 23 to Navitaire Hosted Services Agreement dated as of February 5, 2012, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.22	*

Amendment No. 24 to Navitaire Hosted Services Agreement dated as of February 5, 2012, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.23	*

Amendment No. 25 to Navitaire Hosted Services Agreement dated as of September 1, 2012, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.24	*

Amendment No. 26 to Navitaire Hosted Services Agreement dated as of December 24, 2012, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.25

Aircraft Purchase Agreement, dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

10.26

Supplemental Aircraft Purchase Agreement No. 1 dated as of July 16, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

10.27

Supplemental Aircraft Purchase Agreement No 2 dated as of January 20, 2005 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

10.28

Supplemental Aircraft Purchase Agreement No. 3 dated as of January 7, 2005 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

10.29

Supplemental Aircraft Purchase Agreement No. 4 dated as of March 24, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

10.30

Supplemental Agreement No. 5 dated July 25, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

10.31

Supplemental Agreement No. 6 dated August 26, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

10.32

Supplemental Agreement No. 7 dated October 18, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

10.33

Supplemental Agreement No. 8 dated February 19, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

10.34

Supplemental Agreement No. 9 dated March 6, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

10.35

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

10.37

Supplemental Agreement No. 12 dated February 8, 2007 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

10.38

Supplemental Agreement No. 13 dated December 17, 2007 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

10.39

Supplemental Agreement No. 14 dated September 20, 2008 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2008, as filed on May 8, 2009.

10.40

Supplemental Agreement No. 15 dated April 30, 2008 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 31, 2010.

10.41

Supplemental Agreement No. 16 dated September 24, 2008 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 31, 2010.

10.42

Supplemental Agreement No. 17 dated October 28, 2009 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 31, 2010.

10.43

Supplemental Agreement No. 18 dated July 8, 2010 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

10.44

Supplemental Agreement No. 19 dated September 17, 2010 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

10.45

Supplemental Agreement No. 20 dated February 11, 2011 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

10.46	*

Supplemental Agreement No. 21 dated October 1, 2012 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.47	*

Aircraft Purchase Agreement, dated as of October 1, 2012 between GAC Incorporated and The Boeing Company. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

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

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:               /s/  Paulo Kakinoff
Name:         Paulo Kakinoff
Title:             Chief Executive Officer

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:               /s/ Edmar Prado Lopes Neto
Name:         Edmar Prado Lopes Neto
Title:             Principal Financial Officer

Dated:  April 30, 2013

Gol Linhas Aéreas
Inteligentes S.A.

Consolidated Financial Statements for the Years Ended December 31, 2012 and 2011 and
Independent Auditor’s Report

Deloitte Touche Tohmatsu Auditores Independentes

GOL LINHAS AÉREAS INTELIGENTES S.A.

Consolidated Financial Statements

December 31, 2012 and 2011

 (In thousands of Brazilian Reais)

Gol Linhas Aéreas
Inteligentes S.A.

Consolidated Financial Statements
for the Year Ended December 31, 2012 and 2011

and Report of Independent Registered Public Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP, Brazil

We have audited the accompanying consolidated statement of financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO, and our report, dated March 25, 2013, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

March 25, 2013

Gol Linhas Aéreas
Inteligentes S.A.

Internal Control over Financial Reporting
for the Year Ended December 31, 2012 and 2012

and Report of Independent Registered Public Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo, Brazil

We have audited the internal control over financial reporting of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. The Company’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s Board of Directors, Management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board - IASB. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board - IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the consolidated statement of financial position of the Company as of December 31, 2012, and related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the year then ended. Our report, dated March 25, 2013, expressed an unqualified opinion on those consolidated financial statements.

/s/DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

March 25, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Brazilian reais - R$)

ASSETS	Note	12/31/2012	12/31/2011
Current
Cash and cash equivalents	3	775,551	1,230,287
Short-term investments	4	585,028	1,009,068
Restricted cash	5	7	8,554
Trade receivables	6	325,665	354,134
Inventories	7	138,039	151,023
Recoverable taxes	8	110,999	212,998
Prepaid expenses	9	62,328	93,797
Deposits	10	2,575	35,082
Rights on derivative transactions	28	10,696	4,213
Other receivables		68,921	39,147
Assets held for sale	11	8,174	-
		2,087,983	3,138,303

Noncurrent assets
Deposits	10	654,621	595,517
Restricted cash	5	224,517	100,541
Prepaid expenses	9	35,456	44,964
Deferred taxes	8	433,353	323,284
Other receivables		5,438	14,399
Property, plant and equipment	16	3,885,799	3,890,470
Intangible assets	17	1,699,931	1,783,957
		6,939,115	6,753,132

Total assets		9,027,098	9,891,435

The accompanying notes are an integral part of these financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2012 AND 2011

(In thousands of Brazilian reais - R$)

LIABILITIES	Note	12/31/2012	12/31/2011
Current liabilities
Short term debt	18	1,719,625	1,552,440
Trade payables		480,185	414,563
Salaries, wages and benefits		207,518	250,030
Tax obligations	22	73,299	76,736
Tax and landing fees		240,739	190,029
Advance ticket sales	19	823,190	744,743
Dividends payable	24	7	584
Mileage program	20	124,905	71,935
Advances from customers	21	93,595	30,252
Provisions	23	179,950	75,568
Liabilities from derivative transactions	28	56,752	115,432
Other payables		61,928	73,353
		4,061,693	3,595,665

Noncurrent liabilities
Long term debt	18	3,471,550	3,439,008
Provisions	23	299,880	231,182
Mileage program	20	364,307	214,779
Tax obligations	22	47,597	112,935
Other payables		49,243	91,955
		4,232,577	4,089,859

Shareholders' equity	24
Capital		2,499,689	2,316,500
Advance for future capital increase		-	182,610
Capital reserves		61,387	60,263
Share issuance costs		(145,279)	(145,279)
Share-based compensation		79,255	68,602
Treasury shares		(35,164)	(51,377)
Other comprehensive income		(68,582)	(79,268)
Accumulated losses		(1,658,478)	(146,140)
		732,828	2,205,911
Total liabilities and shareholders' equity		9,027,098	9,891,435

The accompanying notes are an integral part of these financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais – R$, except basic / diluted loss per share)

		Consolidated
	Note	12/31/2012	12/31/2011	12/31/2010
Operating revenues
Passenger		7,159,987	6,713,029	6,277,657
Cargo and other		943,572	826,279	701,790
	25	8,103,559	7,539,308	6,979,447

Operating expenses
Salaries		(1,569,670)	(1,560,436)	(1,252,402)
Aircraft fuel		(3,742,219)	(3,060,665)	(2,287,410)
Aircraft rent		(644,031)	(505,058)	(555,662)
Aircraft insurance		(26,875)	(31,921)	(47.757)
Sales and marketing		(423,682)	(402,568)	(367,757)
Landing fees		(559,421)	(395,249)	(331,882)
Aircraft and traffic servicing		(528,737)	(484,642)	(430,521)
Maintenance materials and repairs		(417,990)	(434,181)	(422,950)
Depreciation and amortization		(519,631)	(395,807)	(281,604)
Other operating expenses		(576,916)	(601,713)	(303.707)
Gain on bargain purchase		-	88,428	-
Total operating expenses		(9,009,172)	(7,783,812)	(6,281,652)

Income (Loss) from operations before financial income (expenses)		(905,613)	(244,504)	697,795

Finance result
Financial income	26	370,214	477,524	183,907
Financial expenses	26	(764,852)	(834,541)	(541,755)
Exchange rate changes, net	26	(284,571)	(398,897)	46,549
		(679,209)	(755,914)	(311,299)

Income (Loss) before income tax and social contribution		(1,584,822)	(1,000,418)	386,496

Current		(6,553)	(5,791)	(53,855)
Deferred		78,460	254,671	(118,444)
	8	71,907	248,880	(172,299)
Net income (loss)		(1,512,915)	(751,538)	214,197

Weighted average number of outstanding shares in relation to basic earnings (loss) per share (in thousands)	15	269,869	270,376	268,564

Basic earnings (loss) per share	15	(5.606)	(2.780)	0.798
Diluted earnings (loss) per share	15	(5.606)	(2.780)	0.796

The accompanying notes are an integral part of these financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, AND 2010

(In thousands of Brazilian reais – R$, except basic / diluted loss per share)

	Consolidated
	12/31/2012	12/31/2011	12/31/2010

Net income (Loss) for the year	(1,512,915)	(751,538)	214,197

Other comprehensive income (loss)
Available for sale financial assets	-	362	(2,497)
Cash flow hedges	16,191	(136,992)	18,035
Income tax	(5,505)	46,289	(5,283)
	10,686	(90,341)	10,255

Total comprehensive income (loss) for the year	(1,502,229)	(841,879)	224,452

Transactions shown in comprehensive income for the years ended on December 31, 2012, 2011 and 2010 are provided below:

	Consolidated
	Financial assets available for sale	Cash flow hedges	Income tax	Total comprehensive income (loss)
Balance on December 31, 2009	2,135	(1,995)	678	818
Realized losses (gains) from financial instruments transferred to the income	(1,648)	20,571	(6,694)	11,929
Fair value variation	-	(2,536)	862	(1,674)
Balance on December 31, 2010	487	16,040	(5,454)	11,073
Realized losses (gains) from financial instruments transferred to the income	(487)	19,464	(6,617)	12,360
Fair value variation	-	(155,607)	52,906	(102,701)
Balance on December 31, 2011	-	(120,103)	40,835	(79,268)
Realized losses (gains) from financial instruments transferred to the income	-	(4,733)	1,609	(3,124)
Fair value variation	-	20,924	(7,114)	13,810
Balance on December 31, 2012	-	(103,912)	35,330	(68,582)

The accompanying notes are an integral part of these financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS´ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Brazilian reais)

				Issued Capital			Earnings reserves				Valuation adjustments to equity
		Capital	Advance for future capital increase	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Share issuance costs	Legal reserve	Reinvestment reserve	Share-based compensation	Treasury shares	Available-for-sale assets	Unrealized hedge profit (loss)	Accumulated losses	Total
Balances as of December 31, 2009		2,194,794	-	31,076	29,187	(132,522)	39,123	557,504	18,984	(11,887)	2,135	(1,317)	(117,091)	2,609,986
Net income		-	-	-	-	-	-	-	-	-	-	-	214,197	214,197
Recognition of legal reserve		-	-	-	-	-	10,710	-	-	-	-	-	(10,710)	-
Proposed mandatory minimum dividends		-	-	-	-	-	-	-	-	-	-	-	(50,873)	(50,873)
Allocation of net income		-	-	-	-	-	-	35,523	-	-	-	-	(35,523)	-
Other comprehensive income (loss)		-	-	-	-	-	-	-	-	-	(1,648)	11,903	-	10,255
Capital increase		120,861	-	-	-	-	-	-	-	-	-	-	-	120,861
Share-based payments		-	-	-	-	-	-	-	24,743	-	-	-	-	24,743
Balance as of December 31, 2010		2,315,655	-	31,076	29,187	(132,522)	49,833	593,027	43,727	(11,887)	487	10,586	-	2,929,169
Adjustment		-	-	-	-	-	-	-	-	-	-	-	(37,462)	(37,462)
Adjusted balance on January 1, 2011		2,315,655	-	31,076	29,187	(132,522)	49,833	593,027	43,727	(11,887)	487	10,586	(37,462)	2,891,707
Other comprehensive income (loss), net		-	-	-	-	-	-	-	-	-	(487)	(89,854)	-	(90,341)
Net loss		-	-	-	-	-	-	-	-	-	-	-	(751,538)	(751,538)
Recognition of earnings reserve and legal reserve to absorb accumulated losses	24	-	-	-	-	-	(49,833)	(593,027)	-	-	-	-	642,860	-
Capital increase through the exercise of stock options	24	845	-	-	-	-	-	-	-	-	-	-	-	845
Advance for future capital increase	24	-	182,610	-	-	-	-	-	-	-	-	-	-	182,610
Share issuance costs	24	-	-	-	-	(12,757)	-	-	-	-	-	-	-	(12,757)
Share-based payments	24	-	-	-	-	-	-	-	24,875	-	-	-	-	24,875
Share buyback		-	-	-	-	-	-	-	-	(39,490)	-	-	-	(39,490)
Balance as of December 31, 2011		2,316,500	182,610	31,076	29,187	(145,279)	-	-	68,602	(51,377)	-	(79,268)	(146,140)	2,205,911
Other comprehensive income (loss), net		-	-	-	-	-	-	-	-	-	-	10,686	-	10,686
Net loss		-	-	-	-	-	-	-	-	-	-	-	(1,512,915)	(1, 512,915)
Advances for future capital increase	24	-	579	-	-	-	-	-	-	-	-	-	-	579
Capital increase on August 13, 2012	24	183,189	(183,189)	-	-	-	-	-	-	-	-	-	-	-
Share-based payments	24	-	-	-	-	-	-	-	10,653	-	-	-	-	10,653
Treasury shares sale	24	-	-	1,124	-	-	-	-	-	16,213	-	-	-	17,337
Prescribed dividends and interest on capital		-	-	-	-	-	-	-	-	-	-	-	577	577
Balance as of December 31, 2012		2,499,689	-	32,200	29,187	(145,279)	-	-	79,255	(35,164)	-	(68,582)	(1,658,478)	732,828

The accompanying notes are an integral part of these financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

	Consolidated
	12/31/2012	12/31/2011	12/31/2010
Net Income (loss) for the Period	(1,512,915)	(751,538)	214,197
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and Amortization	519,631	395,807	281,604
Allowance for doubtful accounts	5,662	23,483	7,728
Litigation	16,996	6,218	18,842
Provision for (reversal of provision for) onerous contracts	-	15,393	(445)
Provision for inventory obsolescence	(609)	1,196	8,402
Deferred Taxes	(78,460)	(254,671)	118,444
Shared-based Payments	10,652	24,875	24,743
Exchange and Monetary Variations, Net	279,541	400,095	(46,549)
Interests on Loans, Net	268,415	414,430	297,256
Unrealized Hedge income, Net of taxes	(4,733)	19,469	117,022
Provision for return of aircraft	-	96,136	108,106
Restructuring provision	36,978	-	-
Other provisions	-	(30,460)	-
Mileage Program	202,498	79,057	(106,299)
Write-of property, plant and equipment and intangible assets	56,825	10,173	3,037
Impairment losses	82,872	23,353	-
Negative goodwill on acquisition of subsidiary	-	(88,428)	-
Cash Flows from Operating Activities
Accounts receivable	22,807	84,840	208,526
Investments used for trading	424,039	(1,011,534)	-
Inventories	13,593	22,406	(41,433)
Deposits	18,198	144,456	78,369
Prepaid expenses and recoverable taxes	106,215	(12,406)	64,950
Others Assets	(27,295)	16,831	9,865
Accounts Payable	65,622	131,971	(146,590)
Traffic Air Liability	78,447	125,112	(44,341)
Liabilities from derivative transactions	(37,756)	(42,314)	-
Advances from customers	63,343	(27,591)	(162,150)
Salaries, Wages and Benefits	(42,512)	22,254	(27,168)
Sales Tax and Landing Fees	50,710	58,600	8,809
Tax Obligation	(64,717)	6,653	16,549
Provisions	12,565	(95,413)	(124,722)
Others Liabilities	(54,463)	22,841	(4,650)
Cash Flows from Operating Activities	512,149	(168,706)	882,102
Interest Paid	(374,798)	(428,023)	(123,019)
Income Tax Paid	(4,058)	(5,791)	(35,186)
Net Cash Provided by (used in) Operating Activities	133,293	(602,520)	723,897
Investments activities
Acquisition of subsidiary, net of cash	-	(33,885)	-
Short-term investments	-	-	17,938
Restricted Cash	(115,429)	(74,594)	(8,416)
Property, Plant and Equipment	(454,242)	(279,826)	(230,469)
Intangible assets	(20,772)	(80,863)	(58,512)
Net Cash Used in Investing Activities	(590,443)	(469,168)	(279,459)
Financing activities
Short and long term debt	312,401	628,187	638,638
Payments of loans and leases	(334,698)	(391,054)	(433,760)
Dividends	-	(50,866)	(185,839)
Treasury shares	17,337	-	-
Capital increase	579	183,455	120,861
Share issuance costs	-	(15,175)	-
Net Cash Generated by Financing Activities	(4,381)	354,547	139,900
Exchange rate changes in cash and cash equivalents of foreign subsidiaries	6,795	(8,430)	(10,888)
Net Decrease in Cash and Cash Equivalents	(454,736)	(725,571)	573,450
Cash and Cash Equivalents at Beginning of the Period	1,230,287	1,955,858	1,382,408
Cash and Cash Equivalents at End of the Period	775,551	1,230,287	1,955,858

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

1.    General Information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company incorporated in accordance with Brazilian Corporate Laws, organized on March 12, 2004. The Company is engaged in, controlling of its wholly-owned subsidiary VRG Linhas Aéreas S.A. (“VRG”), and through its subsidiaries or affiliates, essentially exploring: (i) regular and non-regular air transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; (ii) complementary activities of air transport service provided in its bylaws.

Additionally, GLAI is the direct parent company of the subsidiaries GAC Inc. (“GAC”), Gol Finance (“Finance”) and Smiles S.A (“Smiles”), and indirect parent company of the subsidiaries SKY Finance II (“SKY II”) and Webjet Linhas Aéreas S.A. ("Webjet").

GAC was established on March 23, 2006, according to the laws of the Cayman Islands, and its activities are related to the aircraft acquisition for its single shareholder GLAI, which provides financial support for its operating activities and settlement of obligations. The GAC is the parent company of SKY Finance II, established on November 30, 2009, located in the Cayman Islands, whose activity is related to obtaining funds on finance aircraft acquisition.

The Gol Finance was incorporated on March 16, 2006, in accordance with the laws of the Cayman Islands, and its activity is related to fundraising on finance aircraft acquisition.

On April 9, 2007, the Company acquired VRG, which operates domestic and international flights using VARIG trademark, and provides regular and non-regular air transportation services from/to the main destinations in Brazil, South America and the Caribbean.

On February 28, 2011, the subsidiary VRG constituted a Participation Account Company (“SCP BOB”) engaged in developing and operating on-board sales of food and beverages in domestic flights. VRG has 50% participation in the share capital of the company, which started to operate in September, 2011.

On August 1, 2011, the subsidiary VRG acquired the entire share of Webjet, an airline headquartered in Rio de Janeiro, which offers scheduled air transport services for national and international non-scheduled passenger, cargo and postal bags. The operation was approved by the ANAC on October 3, 2011 and by the Administrative Council for Economic Defense (“CADE”) on October 10, 2012. The approval occurred under the execution of a term of commitment to performance ("TCD") between VRG, Webjet and CADE to achieve  certain operating efficiencies, related specifically to maintenance, by VRG and Webjet, of an minimum index of (85%) regularlity of  the use of the operational schedules (HOTRAN) at Santos Dumont Airport.

On November 23, 2012, the Company started the process of discontinuance of the Webjet trademark, along with the ending of its operational activities, being GOL, from that date, responsible for all the flight transportation services, passengers and customers assistance for Webjet. For further details, see note 11.

On April 28, 2012, the subsidiary VRG constituted a participation account company ("SCP Trip") in order to develop, produce and explore the Gol magazine (“Revista Gol”), distributed free on the Company flights. The participation of VRG is equivalent to 60% of the SCP.

In December 2012, the Company announced the segregation of the activities related to the "Smiles" program, previously conducted by its subsidiary VRG, which will be conducted by Smiles S.A., a Company incorporated on June 10, 2012.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

The Company’s shares are traded on the New York Stock Exchange (“NYSE”) and on the São Paulo Stock Exchange (“BOVESPA”). The Company entered into an agreement for adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange (“BOVESPA”), and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created to identify companies committed to adopt differentiated corporate governance practices.

2.                       Summary of significant accounting policies applied in preparing the financial statements

These financial statements were authorized for issuance at the Board of Directors’ meeting held on March 25, 2013. The Company’s registered office is at Pça. Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

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

These Financial Statements were prepared using Brazilian Reais as the functional and reporting currency.

The summary of significant accounting policies adopted by the Company and its subsidiaries are as follows:

a)         Basis of consolidation

The consolidated financial statements comprises Gol Linhas Aéreas Inteligentes S.A. and its direct and indirect subsidiaries, as presented below:

	Location	Type of control	% of capital stock
			12/31/2012	12/31/2011
VRG	Brazil	Direct	100%	100%
GAC Inc.	Cayman Islands	Direct	100%	100%
Gol Finance	Cayman Islands	Direct	100%	100%
SKY Finance II	Cayman Islands	Indirect	100%	100%
Webjet	Brazil	Indirect	100%	100%
SCP BOB (*)	Brazil	Indirect	50%	50%
SCP Trip (*)	Brazil	Indirect	60%	-
Smiles S.A (**)	Brazil	Direct	100%	-

(*) Joint control companies consolidated proportionally.

(**) The company had no operating activity on December 31, 2012.

The accounting policies were applied consistently in all the consolidated entities and are consistent with those used in previous years. All the transactions, balances, income and expenses between the entities are fully eliminated in the consolidated financial statements.

The investments that its subsidiary VRG has in its off-shore subsidiaries (South America, Caribean and U.S.) are fully eliminated.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

b)         Cash and cash equivalents

In this line are classified the bank deposits and short term investments with maturities of less than 90 days (or with no deadlines for redemption) which have high liquidity and are readily convertible into an amount of cash and have an insignificant risk of value changes, measured at fair value through income.

c)         Restricted cash

Consist of investments measured at fair value through profit and loss, deposited in guarantee and linked to securities, and short and long term debt.

d)         Financial assets and financial liabilities

Consist of non-derivate financial investments and include investments in debt and equity instruments, accounts receivable and other receivables, interest-bearing loans borrowings, other accounts payable and other debts.

The measurement of initial recognition of financial assets and liabilities is as follows:

Non-derivate Financial Instrument	Initial Recognition
Asset	Fair Value
Liability	Fair Value except direct costs from issue *

* Except financial instruments measured at fair value through the result, whose costs are recognized directly in profit or loss for the financial year.

After initial recognition, are measured at each balance sheet with the pre-defined classification, based on the purposes for which they were acquired or issued, as described below:

i.          Financial assets measured at fair value through profit or loss: include financial assets held for trading (i.e., acquired primarily for the purpose of sale in the short term). Interest, inflation adjustment, foreign exchange changes and changes arising from the adjustment to fair value are recognized in profit or loss under financial income or financial expenses, when earned or incurred. The Company has short-term investments classified as cash equivalents under this category.

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

iii. Loans and receivables: include financial assets with fixed or determinable payments that are not quoted in an active market which are measured at amortized cost after initial recognition under the effective interest method. Interest, inflation adjustment, foreign exchange changes, less impairment losses, when applicable, are recognized in profit or loss under financial income or financial expenses, when earned or incurred. The Company has mainly bank deposits and trade accounts receivable classified under this category.

iv. Available for sale: include financial assets not classified under the categories above, measured at fair value. After initial recognition, available-for-sale securities are measured at fair value, and the respective gains and losses are recognized in “Other Comprehensive Income” in shareholders' equity until the investment is sold, and any gains and losses previously accumulated are reclassified to profit or loss. “Short-term Investments” are comprised of assets available for sale related to foreign currency deposits (time deposits). These assets have a maturity period of more than 90 days after the investment date and their amounts are subject to significant changes. The Company does not hold financial assets under this category.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

The Company writes off a financial asset only when the contractual rights to the cash flows from the asset expire, or transfers the asset and substantially all the risks and benefits of ownership to a third party. If the Company does not transfer nor retains substantially all the risks and benefits of ownership of the financial asset, but continues to control the transferred asset, the Company recognizes the participation retained and its liabilities on the values that will have to pay. If the Company retains substantially all the risks and benefits of ownership of the financial asset transferred, the Group continues recognizing this asset, in addition to a loan secured by the receivables.

•                     Financial Liabilities

i. Financial liabilities measured at fair value through profit or loss: include financial liabilities that are regularly traded before maturity and liabilities at fair value through profit or loss on initial recognition, except those designated as hedge instruments. They are remeasured at fair value at every balance sheet date. Interest, inflation adjustment, foreign exchange changes and changes arising from measurement at fair value, when applicable, are recognized in the profit or loss when incurred. The Company classifies under this category derivatives not designated as an effective hedge instrument.

ii. Financial liabilities measured at amortized cost: financial liabilities that are not regularly traded before maturity. After initial recognition, they are remeasured at amortized cost using the effective interest method. Interest, inflation adjustment and foreign exchange changes, if applicable, are recognized in profit or loss when incurred. The Company recognized under this category current and noncurrent short and long term debt (including finance leases) and trade accounts payable.

e)         Trade and other receivables

Trade receivables are measured based on cost, less allowances for doubtful accounts, which approximates its fair value, due to their short-term nature.

The allowance for doubtful accounts is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable through risk analysis and taking into account the historical analysis of the recovery of arrears. The allowance for doubtful receivables is the difference between the book value and recoverable amount and the provision is made for all accounts overdue for more than 90 days for installment sales, travel and cargo agencies, and 180 days in respect of airline partners.

f)         Inventories

The inventories are composed primarily of maintenance and spare parts and materials, and are stated at the lower of cost and the net realizable value. The costs of inventories are determined under the average cost method and include expenses incurred in their acquisition and transportation to their current location. The provision for inventory obsolescence is recorded when losses are probable.

g)         Lease accounting

In accordance with the CPC 06 and IAS 17 "Leases", leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee, or meet the following conditions:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

i. the lease transfers ownership of the asset to the lessee at the end of the lease term;

ii. the lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable such that, at the inception of the lease, is reasonably certain that the option will be exercised;

iii. the lease term is the most part of the economic asset life, even if the title is not transferred;

iv. at the beginning of the lease, the present value of minimum lease payments represents at least substantially all the fair value of the leased asset, and

v. the leased assets are of such a specialized nature such that only the lessee can use them without major modifications.

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

The other leases are classified as operating leases and are recognized as an expense in the income statement on a straight-line basis over the term of the lease contract.

•                     Sale-leaseback

Gains or losses related to sale-leaseback transactions classified as an operating lease after the sale are accounted for as follows:

i. They are immediately recognized as other (expense) income when it is clear that the transaction is established at fair value;

ii. If the sale price is below fair value, any profit or loss is immediately recognized as other (expense) income, however, if the loss is compensated by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the contractual lease term;

iii. In the event of the sale price being higher than the fair value of the asset, the value exceeding the fair value is deferred and amortized during the period when the asset is expected to be used. The amortization of the gain is recorded as a reduction in lease expenses.

If the sale-leaseback transactions results in financial lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term. The Company did not have any sale-leaseback transaction that resulted in financial lease.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

h)         Prepaid expenses

Represent advance payments whose benefits to the Company will occur after the balance sheet date, obeying the criteria of segregation between short and long term.

i)          Property, plant and equipment

Property, plant and equipment, including rotable parts, are recorded at acquisition or construction costs, including interest and other financial charges. Each component of property, plant and equipment that has a cost which is significant in relation to the overall cost of the item is depreciated separately. Aircraft and engine spares acquired on the introduction or expansion of the fleet, as well as rotable spares purchased separately, are carried as fixed assets and generally depreciated in line with the fleet to which they relate. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation aircraft.

Assets held through finance leases are depreciated over the shorter of the expected useful life or the contractual lease term, if there are no purchase options at the end of the agreement in question.

The estimated useful life for property and equipment is disclosed in Note 16.

The Company follows the CPC 27 and IAS 16 - "Property, Plant and Equipment", and performs the capitalization of the costs relating to engine overhauls. This practice establishes that costs for major maintenance (including replacement parts and labor) should be capitalized only when there is an extension of the estimated useful life of the engine. Such costs are capitalized and depreciated until the next major maintenance. We record as expense all other maintenance costs of aircraft components or engines, as these do not extend useful life.

Identifiable interest costs incurred on short and long term debt directly attributable to assets under construction, including pre-delivery deposits to acquire new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or aircraft delivery.

The accounted value of fixed assets is analyzed in order to verify losses in recoverable value when events or changes in circumstances indicate the book value is higher than the estimated recoverable amount.

A write off a fixed asset item occurs after disposal or when there is no future economic benefits resulting from continued use of the asset. Any gains or losses on fixed asset sale or write-off are determined by the difference between the values received in the sale and the asset's book value, and are recognized in income.

j)         Intangible assets

There are non-monetary assets without physical property, whose book value is reviewed annually as to its recoverable amount, or when strong evidence of changes in circumstances indicates that the carrying amount may not be recoverable.

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

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

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

iii.        Trademark

VRG brand name was acquired as part of the VRG acquisition and was capitalized at fair value at the acquisition date. The brand name is considered to have an indefinite useful life and, therefore, it is not amortized. The carrying value of these rights is evaluated annually as to its recoverable amount or in case of changes in circumstances indicates that carrying values may not be recoverable.

iv.        Software

The costs related to the acquisition or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis.

The carrying value of these intangibles is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.

k)         Deposits

i. Aircraft and engine maintenance deposits

The Maintenance deposits refer to payments made in US Dollar by the Company to commercial lease companies to be used in future aircraft and engine maintenance work. The realization of these assets occurs substantially by the receipts of funds, according to the renegotiations with the lessors. The exchange rate from payments, net of uses for maintenance is recognized as an expense in the financial result. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated balance sheet are recoverable.

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

Additionally, the Company maintains agreements with some lessors to replace deposits with letters of credit, to enable the utilization of deposits to cover other disbursements related to lease agreements of its subsidiaries VRG and Webjet. Many of the aircraft lease agreements do not require maintenance deposits.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

ii. Deposits in guarantee and collaterals for lease agreements

The deposits in guarantee and collaterals are represented by amounts deposited with lessors of the lease monthly payments, as required at the inception of the lease agreements. The deposits in guarantee and collaterals are denominated in U.S. Dollars, do not bear interest and are reimbursable to the Company upon termination of the agreements.

l)          Foreign currency transactions

Transactions in foreign currencies are recorded at the exchange rate prevailing at the time that the transaction occurs. Monetary assets and liabilities denominated in foreign currencies are subsequently recalculated based on the exchange rate at the balance sheet date and differences resulting from the conversion calculation are recognized in the statements of income.

m)        Hedge accounting

The Company and its subsidiaries contract certain financial derivatives to hedge its risks, related to the changes in oil prices (fuel), foreign exchange rate and interest rate. The derivatives may be designated as hedge accounting, and if they are designated, are classified as fair value hedges or cash flow hedges.

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

i. Fair value hedge

The changes in fair value of hedge instruments and hedge item attributable to the hedge risk are recognized in the income statement item related to the hedge item.

ii. Cash flow hedge

The effective part of changes in fair value of derivatives that are designated as a cash flow hedge is recognized in other comprehensive income and accumulated under the “Other Comprehensive Income” in shareholder’s equity. The gains or losses that are related to the ineffective portion are recognized immediately in financial result.

At the moment that the hedge item is recognized in the financial result, amounts previously recognized in other comprehensive income and accumulated in shareholder’s equity are reclassified to profit and loss under the same section of the income statement in which the item is recognized.

Hedge accounting is discontinued prospectively when the Company and its subsidiaries (i) cancel the protection relation, (ii) the derivative instrument expires or is settled, terminated or executed, or (iii) when it no longer qualifies for hedge accounting. If the hedge accounting is discontinued, any gains or losses recognized in other comprehensive income and previously accumulated in equity at that time remains in shareholder’s equity and are recognized when the forecasted transaction is finally recognized as financial result. When the forecasted transaction is not expected anymore, the gains or losses accumulated in equity and deferred are recognized in the financial result immediately.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

n)         Share-based payments

The fair value of GLAI equity-settled transactions with employees of stock options and restricted shares plan were estimated on the date of grant of the options using the Black-Scholes pricing.

This fair value is recorded on a straight-line basis, according to IFRS 2 and CPC 10 (R1) – “Share-Based Payment”, as an expense in net income for the year over the vesting period, based on Management’s estimates on which options granted will become eventually vested, with a corresponding increase in shareholders’ equity. At the end of each reporting period, the Company revises its estimates of the amount of equity instruments that will be acquired. The impact of the review in relation to original estimates, if any, is prospectively recognized in the profit and loss of the remaining periods, so that the cumulative expense reflects the (revised) estimates with a corresponding adjustment to shareholder’s equity in the “Deferred Compensation” account reserve, which reported the benefits to employees.

o)         Provisions

Provisions are recognized when the Company has a present obligation (legal or presumed) as a result of past events and it is probable that an outflow of resources will be required to settle the obligation.

When the Company expects some or all of the provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset when the reimbursement is virtually certain.

The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provisions for aircraft and engines returns follow different criteria in relation to when such expenses are recognized in income.

i. Aircraft return provisions

For aircraft operating leases, the Company is contractually required to return the equipment with a predefined level of operational capability. In these cases, the Company accrues the cost of the return, since these are present obligations arising from past events that will generate future disbursements, whose measurement is made with reasonable assurance. These costs primarily related to expenses of aircraft reconfiguration (interior and exterior), obtaining licenses and certifications techniques, painting, etc. according to return agreement clauses. The estimated cost is initially recorded at present value and the consideration of the provision for aircraft return is made under "other flight equipment" in fixed assets (see note 16). After initial recognition, the asset is depreciated on a straight-line basis and liabilities updated according to the discount rate.

ii. Engine return provisions

Are estimated based on the minimum contractual conditions that the equipment must have when returned to the lessor, considering the historical costs incurred and the conditions of the equipment at the time of evaluation. These provisions are recorded in the income statement from the time that the minimum contract requirements are reached and the next maintenance is scheduled for a date later than the date set for the return of the engine.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

iii. Onerous contracts

An onerous contract arises when unavoidable costs to meet the obligations assumed under the contract exceed the economic benefits that are expected to be received over the contract term. Present obligations resulting from onerous contracts are recognized and measured as provisions.

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

iv. Provision for Restructuring

The restructuring is a program planned and controlled by management and that materially changes the way the Company's activity is conducted. During this process, the costs necessary for the closure are measured and a provision is recognized for the amount sufficient to meet the obligations generated. For further details, see note 11.

v. Provision for Insurance

Management keeps insurance coverage in amounts considered necessary to cover any claims, in view of the nature of the Company’s assets and the risks inherent in its operating activities, with due heed being paid to the limits set out in the lease agreements, in compliance with provisions of the Law nº 10744/03. The provision for insurance is represented by the Company's obligation to pay for existing policies.

vi. Other provisions

Are substantially related to lawsuits and are provided in respect of losses considered probable in management's judgment, related to labor, civil and tax matters, the latter being presented under the tax obligations line, in the case of existence and legal obligation.

p)         Revenue recognition

The passenger revenue is recognized when air transportation services are actually provided to the passenger. Tickets sold but not yet used are recognized as advance ticket sales, correspond to deferred revenue from sold tickets to be honoured at a future date, net of tickets that will expire in accordance with the Company´s (breakage) expectations based on historical data.

Breakage consists of the statistical calculation, on a historical basis, of unused, expired tickets, i.e., tickets not booked (passengers to be transported) that have a high probability of not flying. The Company periodically records adjusted deferred revenues based on tickets actually expired.

The balance of deferred revenue also refers to tickets rescheduled by passengers.

Revenues from cargo shipments are recognized when transportation is provided. Other revenues includes charter services, miles sales, onboard sales services, tickets exchange rates, and other additional services, and are recognized when the service is provided.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

q)         Assets held for sale

These are assets where their value can be recovered through highly probable sales transactions, and are available for immediate sale in their present condition. They are measured based on the lowest value when comparing the fair value and the book value less selling costs. Such are not depreciated or amortized and once classified in this category, the sale must be completed within one year. For more details, see note 11.

r)         Mileage program

The "Smiles Program" is designed to retain its customers through the granting of mileage credits to participants. The obligation created by the issuance of miles is measured at fair value, based on the estimated price that the Company would pay a third party to assume the obligations associated with the Smiles program. Revenue is essentially generated by the sale of miles to merchants, financial institutions or individual Smiles program members.

According to IFRIC 13-Customer Loyalty Programmes, the fair value of the consideration received in relation to all sales is allocated as deferred revenue in the frequent flyer program Smiles and the difference between fair value and sale price is recognized under "other revenue". The revenue allocated to the miles of Smiles program is recognized in the results when the products are delivered or when services are rendered.

The fair value of mileage credit, net of estimated non-use of miles (breakage) is determined by the weighted average according to:

i. the average amount charged per seat by VRG to airlines that participate in the loyalty program divided by the amount of miles required to issue a ticket using miles; and

ii. the average sale price of miles sold to airlines that participate in the loyalty program Smiles.

The Company’s policy is to cancel all miles contained in the accounts of customers after 3 years and 11 months. The associated value for mileage credits estimated to be cancelled is recognized as revenue. The Company calculates the expiration estimate and non-use estimates based on historical data. Future opportunities can significantly alter the customer profile and the historical patterns. Such changes may result in material changes to the deferred revenue balance, as well as revenues recognized from that program.

s)         Segment information

CPC 22 and IFRS 8 – “Operating Segments” require that operations by segment are identified based on internal reports which are regularly reviewed by decision makers in order to allocate resources to segments and assess their performance.

The Company’s operations are derived from its subsidiaries VRG and Webjet and consist of the providing of air transportation services within South America and the Caribbean. The Company’s Management performs the resources allocation in order to maximize the consolidated financial results. The major revenue earning assets of the Company are its aircraft, the leases of which are paid in Brazil. Other revenues primarily arise from cargo, Smiles mileage program, installment sales, excess baggage charges and cancellation fines, all directly attributable to air transportation services.

Based on the way the Company treats its business and the manner in which resource allocation decisions are made, the Company has only one operating segment for financial reporting purposes. The Company’s primary reporting segments comprise of net revenue by geographic segments as described in Note 25.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

t)         Income taxes

i. Current income tax

The provision for income tax and social contribution is based on taxable profit for the year. Taxable income differs from earnings presented in the income statement because it excludes the effects of transition tax regime (RTT) revenues or expenses taxable or deductible in other years, and excludes items not taxable or not deductible permanently. The provision for income tax and social contribution is calculated for each company based on the rates prevailing at the end of the year.

Current income tax relating to items recognized directly in equity is recognized in equity and not in profit and loss.

ii. Deferred income tax

Deferred income tax and social contribution are recognized on temporary differences at the end of each reporting period between the balances of assets and liabilities recognized in financial statements and tax bases used in the calculation of taxable income, including net tax losses, when applicable. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized for all deductible temporary differences, only when it is probable that the company will present future taxable income in an amount sufficient to permit such deductible temporary differences to be used.

The value of deferred income tax is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow tax credits to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are determined, considering tax rates and tax laws ratified or substantially ratified at the balance sheet date and which expects to be applied when the respective asset is realized or the liability is settled.

Deferred income tax and social contribution, assets and liabilities are compensated if there is a legal right and intention to offset them when calculating the current taxes, generally when related to the same taxable entity and the same taxation authority.

u)         Main accounting estimates and assumptions adopted

The process of preparing these Financial Statements often requires that the Management adopt assumptions, judgments and estimates that may affect the application of the policies and amounts of assets and liabilities, revenues and expenses.

The actual results may differ from the adopted estimates, since such estimates are based on  historical experience and various assumptions that are believed to be appropriate under the circumstances. The adjustments to accounting estimates are recognized in the same period as the assumptions are reviewed and are recognized on a prospective basis.

The estimates and assumptions that have a significant risk of material adjustments on the accounted-for amounts of assets and liabilities are discussed below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

i.          Impairment of non-financial assets

The Company assesses if there are indications of impairment for all non-financial assets at every balance sheet date, or when there is evidence that the carrying amount may not be recoverable.  The recoverable values of the cash-generating unit were determined using its value-in-use. The value-in-use is determined based on the assumption of discounted cash flows set by Management.

Other non-financial assets are tested for impairment when there are indications that their carrying amounts might not be recoverable.

ii.         Income taxes

The Company believes that the tax positions taken are reasonable. However, it recognizes that the authorities may question the positions taken which may result in additional liabilities for taxes and interest. The Company recognizes provisions that involve considerable judgment of the management. The provisions are reviewed and adjusted to account for changes in circumstances, such as lapsing of applicable statutes of limitations, conclusions of tax authorities, additional exposures based on identification of new issues or court decisions affecting a particular tax issue. Actual results can differ from estimates.

iii.        Property, plant and equipment and intangibles

At the end of the reporting period, the Company reviews the carrying amounts of its property, plant and equipment items to determine if there is any indication that they might be impaired. If such indication exists, the recoverable amount of the asset is estimated to measure the impairment loss.

iv.        Breakage

As part of the process of revenue recognition, the flight tickets issued that will not be used and the miles issued that will not be redeemed are estimated and recognized as revenue at the moment of the sale and issuance, respectively. These estimates, referred to as breakage, are reviewed annually and are based on historical data of expired flight tickets and expired miles.

v)         Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on the fair value on acquisition date. Costs directly attributable to the acquisition are accounted for as an expense when incurred.

The assets acquired and liabilities assumed were measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. If the consideration is lower than the fair value of net assets acquired, the difference is recognized as a gain in the income statement.

Goodwill is measured as the excess of consideration transferred in relation to net assets acquired at fair value.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

x)    New standards and interpretations issued and revised in 2012

i.                    New standards, interpretations and revisions issued and adopted in 2012:

Pronouncement	Description	Issue	Applicable
Amendment to IAS 12, Income taxes	Taxes on profit	Dec/2010	Jan/2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

ii. New standards, amendments and interpretations issued and not yet effective:

Pronouncement	Description	Applicable
Amendment to IFRS 7	Disclosures-netting of assets and liabilities	January 1st, 2013
IFRS 9	Financial Instruments	January 1st, 2015
IFRS 10	Consolidated Financial Statements	January 1st, 2013
IFRS 11	Participation Agreements	January 1st, 2013
IFRS 12	Disclosures of interests in other entities	January 1st, 2013
IFRS 13	Fair value measurement	January 1st, 2013
Amendment to IAS 1	Presentation of Items of Other Comprehensive Income	July 1st, 2012
Amendment to IFRS 9 and 7	Disclosures-Mandatory Application date of IFRS 9 and interim Disclosures	January 1st, 2015
Amendment to IFRS’s 10, 11 and 12	Additional information and Disclosures of interests in other entities: Transition Guide	January 1st, 2015
IAS 19 (reviewed in 2011)	Employee Benefits	January 1st, 2013
IAS 27 (reviewed in 2011)	Separate Financial Statements	January 1st, 2013
IAS 28 (reviewed in 2011)	Investments in affiliated companies and Joint Ventures "	January 1st, 2013
Amendment to IAS 32	Offsetting Financial assets and liabilities	January 1st, 2014
IFRIC 20	Removal costs in the production phase of a surface Mine	January 1st, 2013

•         The amendments to IFRS 7 increase the requirements of disclosure of transactions involving financial assets. These changes are intended to provide greater transparency to risk exposures when a financial asset is transferred, but the transferor still retains some level of exposure from the asset. The amendments also require the disclosure of the transfer of financial assets when they are not equally distributed in the period.

The Company's management does not expect these changes to IFRS 7 to have a significant effect on the disclosures in its financial statements.

•         IFRS 9, issued in November 2009 and amended in October 2010, introduces new requirements for the classification, and measurement of financial assets and liabilities. Such provides that all recognized financial assets that are included in the scope of IAS 39 (equivalent to CPC technical pronouncement nº 38) are subsequently measured at amortised cost or fair value.

The company's management does not expect that IFRS 9 will have a significant effect on the balances reported in relation to financial assets and liabilities.

•         In May 2011, a package of five rules for consolidation, participation agreement, affiliated companies and disclosures was issued, including IFRS 10, 11, 12, IAS 27 (revised in 2011) and IAS 28 (revised in 2011).

The main requirements of these five standards are described below:

i.          The IFRS 10 substitutes that part of IAS 27 which covered consolidated financial statements. SIC-12 Consolidation - special purpose entities was withdrawn with the issuance of IFRS 10. In accordance with IFRS 10, there is only one basis of consolidation, that is, the control.

ii.          The IFRS 11 substitutes IAS 31-interests in Joint Ventures ". IFRS 11 discusses how a participation agreement in which two or more parties have divided control must be accounted for. SIC-13 "Joint Ventures"-non-monetary Contributions from investors was withdrawn with the issuance of IFRS 11. In accordance with IFRS 11 participation agreements are classified as joint operations or joint ventures ", as the rights and obligations of the parties to the agreements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

iii.   The IFRS 12 is a standard of disclosure applicable to entities that own participations in subsidiaries, participation agreements, affiliates and/or unconsolidated structured entities. Generally, the disclosure requirements in accordance with IFRS 12 are more comprehensive than the current rules.

These five standards are applicable to annual periods beginning on or after January 1, 2013. The Administration does not expect IFRS 10, 11, 12, IAS 27 (revised in 2011) and IAS 28 (revised 2011) to have a relevant effect on its financial statements of future periods.

•      IFRS 13 offers a single source of guidance for fair value measurements and disclosures about fair value measurements. The standard defines fair value, provides a framework for measuring fair value and requires disclosure of fair value measurements. The scope of the IFRS 13 is comprehensive, applying to items of financial and non-financial instruments, for which other IFRSs require or permit fair value measurements and disclosures of fair value measurements, except in certain cases. IFRS 13 is applicable to annual periods beginning on or after January 1, 2013.

The Company's management expects that IFRS 13 will result in more comprehensive disclosures in its financial statements.

•      Amendments to IAS 1 allow a company to present the result and another comprehensive result in one statement or in two separate statements. However, the change to IAS 1 requires additional disclosures in other comprehensive income so that the items of other comprehensive income are grouped into two categories: (1) items that will not be reclassified later in the results; and (2) items that will be reclassified later in the results according to certain conditions. The income tax on the items of other comprehensive income will be designed in the same way. The amendments to IAS 1 are applicable to annual periods beginning on or after July 1, 2012.

The presentation of items of other comprehensive income will be modified appropriately as the modifications are adopted in future accounting periods.

•      Amendments to IAS 19 change the accounting for defined benefit plans and termination benefits. The most significant modification refers to accounting for changes in defined benefit obligations and plan assets. The modifications require the recognition of changes in defined benefit obligations and the fair value of plan assets as they occur, and therefore the elimination of the "corridor approach" allowed in the previous version of IAS 19 of the early recognition of past service costs. The amendments to IAS 19 are applicable to annual periods beginning on or after January 1, 2013 and demands retroactive application, except in certain circumstances.

The Company has no operations that may be impacted by the changes to IAS 19.

•      IFRIC 20 clarifies the requirements for accounting for costs of waste removal in surface mining, including the time when such costs should be recognized as active and how this asset must be initially recognized and subsequently evaluated. The Company has no operations that may be impacted by the IFRIC 20.

There are no other IFRS standards or IFRIC interpretations that have not yet entered into force which could have significant impact on the Company.

The CFC and the CPC have committed themselves to issue new standards as issued by the IASB and to review and update all documents issued in order to keep Brazilian accounting practices fully complying with international standards for the preparation and presentation of the separate financial statements of Brazilian companies (with the forementioned exception that until is legally possible the complete convergence or until there is change on the part of the IASB).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

The Company can apply a new IFRS, although not mandatory, only when this IFRS allows application however, subject to the approval of correlated pronouncement by the CPC and, where applicable, subject to prior approval by the regulatory body to which the company is subject, when it requires the adoption of IFRSs for regulated entities.

3.   Cash and cash equivalents

	Consolidated
	12/31/2012	12/31/2011

Cash and bank deposits	408,387	157,452
Cash equivalents	367,164	1,072,835
	775,551	1,230,287

As of December 31, 2012, cash equivalents were represented by private bonds (CDBs - Bank Deposit Certificates), Government bonds and fixed-income funds, paid at post fixed rates ranging between 90.0% and 102.7% of the Interbank Deposit Certificate Rate (CDI).

The composition of cash equivalents balance is as follows:

	Consolidated
	12/31/2012	12/31/2011

Private bonds	115,891	284,911
Government bonds	166,760	787,605
Investment funds	84,513	319
	367,164	1,072,835

4.   Short-term investments

	Consolidated
	12/31/2012	12/31/2011
Private bonds	178,184	12,071
Government bonds	220,778	124,400
Investment funds	186,066	872,597
	585,028	1,009,068

Private bonds comprise of CDBs (“Bank Deposit Certificates”), with maturity until September 2013 and which are highly liquid, paid at a weighted average rate of 99.47% of the CDI rate.

Public bonds comprise of LTN (National Treasury Bills), NTN (National Treasury Bills), paid at a variable average for the last twelve months of 8.47% p.y.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

Investment funds are represented primarily by government bonds LTN and CDBs.

5.   Restricted Cash

	Consolidated
	12/31/2012	12/31/2011
Margin deposits for hedge transactions (a)	50,749	82,996
Guarantee margin deposits associated with loans from BNDES (b)	-	8,591
Deposits in guarantee with letter of credit (Safra) (c)	72,092	8,471
Escrow – Webjet’s acquisition	-	8,554-
Escrow - Bic Banco	10,040	-
Deposits in guarantee of forward future operations (d)	89,038	-
Other deposits	2,605	483
	224,524	109,095

Current	7	8,554
Noncurrent	224,517	100,541

(a)      Deposits in US Dollar, subject to the libor rate (average yield of 0.75% p.y.).

(b)     Guarantee margin, invested in DI investment funds and yielding at a weighted average rate of 101.5% of CDI.

(c)      The value of the guarantee is related to the Webjet loan.

(d)     Escrow future operations applied on LTN (average compensation 10.35%).

6.   Trade and other receivables

	Consolidated
	12/31/2012	12/31/2011
Local currency:
Credit card administrators	92,621	100,214
Travel agencies	171,314	185,544
Installment sales	37,882	47,189
Cargo agencies	35,897	37,460
Airline partners companies	17,443	17,031
Other	33,396	35,077
	338,553	422,515
Foreign currency:
Credit card administrators	12,269	9,228
Travel agencies	5,695	6,833
Cargo agencies	393	301
	18,347	16,362
	406,900	438,877

Allowance for doubtful accounts	(80,712)	(83,610)
	326,188	355,267
Current	325,665	354,134
Noncurrent (*)	523	1,133

(*) The portion of noncurrent trade receivables is recorded in other receivables, in noncurrent assets, and corresponds to installment sales made under the Voe Fácil program, with maturity over 360 days.

The aging list of accounts receivable is as follows:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

	Consolidated
	12/31/2012	12/31/2011
Falling due	288,327	317,016
Overdue until 30 days	12,077	20,618
Overdue 31 to 60 days	7,659	7,507
Overdue 61 to 90 days	5,707	4,954
Overdue 91 to 180 days	9,176	11,754
Overdue 181 to 360 days	15,087	15,307
Overdue above 360 days	68,867	61,721
	406,900	438,877

The average collection period of installment sales is eight months and a 5.99% monthly interest is charged on the receivable balance, which is recognized as financial income. The average collection period of other receivables is 102 days (108 days as of December 31, 2011.)

Changes in the allowance for doubtful accounts are as follows:

	Consolidated
	12/31/2012	12/31/2011
Balance at beginning of the year	(83,610)	(60,127)
Additions	(25,193)	(35,849)
Additions arising from acquisition of Webjet	-	(3,376)
Unrecoverable amounts	8,560	3,304
Recoveries	19,531	12,438
Balance at the end of the year	(80,712)	(83,610)

7.        Inventories

	Consolidated
	12/31/2012	12/31/2011

Consumables	19,882	20,148
Parts and maintenance materials	112,970	127,080
Advances to suppliers	15,861	12,725
Others	6,917	9,270
Provision for obsolescence	(17,591)	(18,200)
	138,039	151,023

Changes in the allowance for inventory obsolescence are as follows:

	Consolidated
	12/31/2012	12/31/2011
Balance at the beginning of the period	(18,200)	(17,004)
Additions	(325)	(52,233)
Aditions arising from acquisition of Webjet	-	(13)
Write-offs	934	51,050
Balance at the end of the period	(17,591)	(18,200)

8.   Deferred and recoverable taxes

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

	Consolidated
	12/31/2012	12/31/2011
Recoverable taxes:
Assets
ICMS (1)	24,147	13,222
Prepaid IRPJ and CSSL (2)	67,070	77,679
IRRF (3)	30,361	16,584
PIS and COFINS (4)	1,250	54,085
Withholding tax of public institutions	6,182	26,791
Value added tax – IVA (5)	4,744	4,242
Income tax on imports	13,579	17,740
Others	428	2,655
Total recoverable taxes - current	147,761	212,998

Current Assets	110,999	212,998
Non current Assets	36,762	-

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

(4) PIS/COFINS: Contributions to Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS)

(5) IVA: Value added tax on sales of goods and services abroad.

	Consolidated
	12/31/2012	12/31/2011

Deferred taxes:

Tax losses	426,804	427,167
Negative basis of social contribution	153,650	153,780

Temporary differences:
Mileage program:	166,332	97,483
Allowance for doubtful accounts and other credits	69,784	62,317
Provision for loss on acquisition of VRG	143,350	143,350
Provision for legal and tax liabilities	36,765	57,151
Return of aircraft	46,812	22,089
Derivative transactions not settled	42,007	36,852
Effects from Webjet’s acquisition	-	7,086
Brands	(2,158)	(21,457)
Flight rights	(353,226)	(353,226)
Maintenance deposits	(110,327)	(101,630)
Depreciation of engines and parts for aircraft maintenance	(159,697)	(140,677)
Reversal of goodwill amortization	(102,128)	(76,596)
Aircraft leasing	(12,876)	(26,902)
Other	51,499	36,497
Total deferred tax and social contribution	396,591	323,284

The Company and its direct subsidiary VRG and indirect subsidiary Webjet have tax losses and negative basis of social contribution in the calculation of taxable income, to compensate with 30% of annual taxable profits, without time limit for expiry, in the following amounts:

	Direct (VRG) and indirect subsidiary (Webjet)
	12/31/2012	12/31/2011
Tax losses	2,854,316	1,887,267
Negative basis of social contribution	2,854,316	1,887,267

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

As of December, 31, 2012, tax credits arising from tax loss carryforwards and negative social contribution basis were valued based on the reasonably expected generation of future taxable income of the parent company and its subsidiaries, subject to legal limitations.

Projected future taxable income on tax loss carryforwards and negative social contribution are prepared based on business plans reviewed annually and approved by the Board of Directors. Such projections reflect changes in the economic scenario, market changes and also results from decisions of the Administration, including the following assumptions:

        i.            The long-term scenario keeps the strategy adopted in 2012 of rationalization of domestic supply. Based on this strategy, it is possible to observe an increase in the occupancy rate of the aircraft in line with a flat yield ratio.

      ii.            Gol continues with the ancillary revenue growth plan, which can be verified during the year ended 2012, such as the special seat sales and the buy-on-board increase.

    iii.            Concerning the costs, the main change was the new level of personnel expenditure reached in 2012. Layoffs that occurred during the year made the basis of the projection more efficient, bringing an important effect in management costs.

    iv.            The projections include the arrival of new aircraft Boeing 737-MAX, announced in 2012. From 2018 the new aircraft will contribute to the Company to be even more efficient in fuel consumption.

Estimates of deferred tax asset recovery were based on projections of taxable profits when taking into consideration the above assumptions, in addition to several financial, business assumptions and internal and external factors,all based on considerations at the end of the financial year. Consequently, the estimates may not materialize in the future due to the uncertainties inherent in these predictions.

The Company and its subsidiaries have the total amount of tax credits of R$ 1,056,263, of which US$ 85,796 are from the parent company GLAI and R$ 970,467 are from the operating subsidiaries VRG and Webjet.

The projections for GLAI and its indirect subsidiary Webjet do not result in sufficient taxable profits to compensate all available tax credits over the next 10 years and, as a result, there has been recorded a provision for tax credit losses of R$41,244 for GLAI and R$173,508 for Webjet. For the direct subsidiary VRG, such projections indicate the existence of sufficient taxable profits for realization of all deferred tax credits recognized in up to 10 years. However, due to tax losses reported in the last years, the Administration conducted a sensitivity analysis on the results and projections and significant changes in the macro-economic scenario, which resulted in a recognition of deferred assets on the tax losses and the negative basis at the lowest value derived from this analysis. As a result, the Company and its subsidiaries recognized a provision for loss of R$261,056 related to the subsidiary VRG.

The expected utilization of tax credits per year is as follows:

Direct subsidiary (VRG)
2013	-
2014	123,642
2015	133,493
2016	144,930
2017 onwards	394,894
796,959

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

Additionally, the Company's management keeps focused on more effective actions to reduce operating costs and increase revenue levels, in addition to seeking improvements in the quality of services provided with the implementation of actions directed to improving customer service, achieving high levels of punctuality, simplification and the search for synergy in their operational processes. All these actions reinforce the Company's commitment to achieve sustainable levels of future profits and ratify the realization of deferred tax assets.

	Consolidated
	2012	2011	2010
Loss before income tax and social contribution	(1,584,822)	(1,000,418)	386,496
Combined tax rate	34%	34%	34%
Income tax credits at the combined tax rate	538,839	340,141	(131,409)
Adjustments to calculate the effective tax rate:
Equity in subsidiaries	-	-	-
Nondeductible income from subsidiaries	(27,325)	(37.972)	(26,283)
Income tax on permanent differences	(14,093)	20,117	(6,673)
Nondeductible expenses (nontaxable income)	(50,922)	(39,878)	(19,484)
Exchange differences on foreign investments	(47,252)	(48,396)	(61)
Benefit constituted (not recorded) on tax losses and temporary differences	(327,340)	14.868	11,611
Credit for income tax and social contribution	71,907	248,880	(172,299)

Current income tax and social contribution	(6,553)	(5,791)	(53,855)
Deferred income tax and social contribution	78,460	254,671	(118,444)
	71,907	248,880	(172,299)

9.                      Prepaid Expenses

	Consolidated
	12/31/2012	12/31/2011
Deferred losses from sale-leaseback transactions	44,829	54,201
Prepayments of hedge premium	-	11,572
Lease prepayments	15,291	30,382
Insurance prepayments	17,705	22,775
Prepaid commissions	14,605	13,020
Others	5,354	6,811
	97,784	138,761

Current	62,328	93,797
Noncurrent	35,456	44,964

During the reporting periods of 2007, 2008, and 2009, the Company recorded losses on sale-leaseback transactions performed by its subsidiary GAC Inc. relating to nine aircraft in the amount of R$89,337. These losses were deferred and are being amortized proportionally to the payments of the respective lease contracts during the contractual term of 120 months. Further information related to the sale-leaseback transactions are described in note 27b.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

10.                  Deposits

Maintenance deposits

The Company and its subsidiaries VRG and Webjet made deposits in US dollars for maintenance of aircraft and engines that will be used in future events as set forth in some finance lease contracts.

The maintenance deposits do not exempt the Company and its subsidiaries, as lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any of the maintenance service providers or to perform such services internally.

As of December 31, 2012, maintenance deposits are presented based on the net recoverable amount, whose balance classified in current assets and non-current liabilities was R$2.575 and R$324,492, respectively (R$35,082 and R$323,062 in current assets and noncurrent assets in December 31, 2011, respectively).

Deposits in guarantee for lease agreements

As required by the lease agreements, the Company and its subsidiaries hold guarantee deposits in US dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date. As of December 31, 2012, the balance of guarantee deposits for lease agreements, classified in noncurrent assets, is R$173,313 (R$96,983 as of December 31, 2011).

Escrow deposits

Escrow deposits represent guarantees in legal proceedings related to tax, civil and labor claims, deposited in escrow until the resolution of the related claims, paid at SELIC  rate. The balances of escrow deposits as of December 31, 2012, recorded in noncurrent assets and presented at its net realisable value totalled R$156,816 (R$175,472 as of December 31, 2011).

11.  Webjet’s Operation Restructuring

On November 23, 2012, the Company initiated the winding up of Webjet’s activities and the consequent descontinuation of its brand. The winding up of Webjet´s activities aims at the optimization of the organizational structure of the companies and unification of their operations, reducing costs and bringing new synergies. The effects of these actions are described below.

The first measure taken for the winding up of activities was to cease all flight operations. Webjet had an operating model based on a fleet which mostly consists of aging Boeing 737-300 aircraft, that are older, technologically out-of-date and consume large amounts of fuel. Regarding this fleet, it is estimated that the return of all 18 aircraft will occur by the end of the first semester of 2013.

As a result of the winding up of activities, Webjet presented restructuring costs that were registered on the basis of an estimate by the company. This estimate involves employees lay-off costs, decrease in the recoverable value of the assets, provisions for return of aircraft and engines and contractual penalties.

Assets held for sale

Due to not representing a component according to IFRS 5 “Non-current assets held for sale and discontinued operation”, with operations and cash flows that could be clearly distinguished, operationally and for  disclosure purposes in the financial statements of the company, Webjet was not considered a "discontinued Operation". This understanding is supported by the fact that the routes previously operated by Webjet will continue to be operated by the Company.  Given that the Webjet fleet is available for immediate sale and their sale is considered to be highly probable, the accounting balance of aircraft was reclassified in accordance with IFRS 5, to the Group of "assets held for sale" and are recorded at the recoverable amount estimated by the Company as detailed below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

31/12/2012
Aircrafts	12,253
Engines	11,473
Impairment of assets	(15,552)
8,174

The total impairment of assets and recognition of obligations caused by the winding up of activities is as follows:

12/31/2012
Impairment of inventories (i)	5,348
Property, plant and equipment flight (ii)	25,766
Maintanence and security deposits for aircraft and engines (ii)	56,202
Provision for return of aircraft and engines (iii)	11,235
Contractual penalties (iv)	8,826
Employees lay-off (v)	16,917
Total Cost of Restructuring	124,294

        i.            Impairment of inventories and property, plant and flight equipment: represented by specific parts and components for the Boeing 737-300 fleet.

      ii.            Maintenance and security deposits for aircraft and engines: represents the estimate of losses due to the advanced termination of lease agreements, which amounts may not be reimbursed to the company.

    iii.            Return of aircraft and engines: represented by the additional cost that will be incurred due to the anticipated return of aircraft and engines;

    iv.            Contractual penalties: represented by the estimated value of the payments that the company will make to lessors due to the advanced termination of leasing contracts;

      v.            Employees lay-off: shutdown represents the estimated costs which the Company shall have due to the termination of flights using Boeing 737-300 and subsequent lay-off of the technical crew that operates this kind of fleet.

12. Transactions with related parties

Graphic, consulting and transportation services

The subsidiary VRG holds a contract with the related party Breda  Transportes e Serviços  S.A. for passenger and luggage transportation services between airports, and transportation of employees, expiring on May 31, 2013, renewable every 12 months for additional equal terms through an amendment instrument signed by the parties, annually adjusted based on the IGP-M fluctuation (General Market Price Index) .

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

The subsidiary VRG also holds contracts with the related parties Expresso União Ltda. and Serviços Gráficos Ltda., for employee transportation and graphic services, which expired on September 16, 2012 and July 18, 2012, respectively.After the end of the term, these contracts were not renewed.

The subsidiary VRG also holds contracts for the operation of the Gollog franchise in Passos/MG through the related party União Transporte de Encomendas e Comércio de Veículos Ltda., expiring on December 29, 2015.

The subsidiary VRG also holds contracts with the related party Vaud Participações S.A. to provide executive administration and management services, expiring on October 01, 2014.

During the period ended December 31, 2012, VRG recognized total expenses related to these services of R$10,636 (R$11,101 as of December 31, 2011). All the entities referred above belong to the same economic group of the Company.

Leasing of property

VRG was lessee of the property located at Rua Tamoios, 246, São Paulo - SP, belonging to the Patrimony Asset Management controlled by Comporte Participações SA, a company that belongs to the same shareholder of the Company. The contract ended in August 2012, and currently such has not been renewed.

Contracts Account Opening UATP (Universal Air Transportation Plan) to Grant Credit Limit

In September 2011, the subsidiary VRG entered into agreements with related parties Pássaro Azul Taxi Aéreo Ltda. e Viação Piracicabana Ltda, both with no expiration date, with the purpose of the issuance of credits in the amounts of R$20 and R$40, respectively, to be used in the UATP (Universal Air Transportation Plan) system. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify the billing and facilitate the payment between participating companies.

Financing contract for engine maintenance

VRG has a line of funding for maintenance of engines whose disbursement occurs through the issuance of Guaranteed Notes. The series, issued on 29 June 2012 and 27 September 2012 respectively, will mature on June 29, 2014 and 27 September 2014 and aims to support the maintenance of engines, (see details in note 16). In the year ended on December 31, 2012 spending on engine maintenance conducted by Delta Air Lines was R$86,577.

Trade payables – current liabilities

As of December 31, 2012, balances payable to related companies amounting to R$1,019 (R$1,198 as of December 31, 2011) are included in the balance of accounts payables and substantially refers to the payment to Breda Transportes e Serviços S.A. for passenger transportation services.

Key management personnel payments

	12/31/2012	12/31/2011	12/31/2010
Salaries and benefits	13,534	15,260	22,516
Related taxes	5,234	5,569	6,833
Share-based payments	8,306	17,760	24,743
Total	27,074	38,589	54,092

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

As of December 31, 2012, the Company did not offer postemployment benefits, and there are no severance benefits or other long-term benefits for the Management or other employees.

13.        Share-based Payments

The Company has two kinds of share-based payments plans offered to the key management personnel: the Stock Option Plan and the Restricted Shares. Both plans stimulate and promote the alignment of the Company’s goals, the administrators and employees, mitigate risks in value creation of the company for the loss of their executives and strengthen the commitment and productivity of these executives to long-term results. The plans were developed to attract and retain key managers and strategic talents, linking a significant part of their equity to the value of the Company.

The Stock Option Plan

The Company’s Board of Directors, within the scope of their functions and in conformity with the Company’s stock options plan, approved the grant of preferred stock options plan to the Company’s management and executives. For grants through 2009, the options vest at a rate of 20% per year, and can be exercised within up to 10 years after the grant date.Due to changes in the Company’s Stock Options Plan approved by the Company’s Annual Shareholders’ Meeting held on April 30, 2010, for plans granted beginning 2010, 20% of the options become vested as from the first year, an additional 30% as from the second, and the remaining 50% as from the third year. The options under these plans may also be exercised within 10 years after the grant date.

The fair value of stock options was estimated on the grant date using the Black-Scholes option pricing model.The expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the stock exchange.

The date of the Board of Directors’ meetings and the assumptions utilized in the Black-Scholes option pricing model are as follows:

Stock Options Plan
Year of the Option	Date of the Board Meeting	Total options granted	Exercise price of the option	The fair value of the option at grant date	Estimate volatility of share price	Expected dividend	Risk-free rate return	Length of the option (in years)
2005	12/09/2004	87,418	33.06	29.22	32.52%	0.84%	17.23%	10
2006	01/02/2006	99,816	47.30	51.68	39.87%	0.93%	18.00%	10
2007	12/31/2006	113,379	65.85	46.61	46.54%	0.98%	13.19%	10
2008	12/20/2007	190,296	45.46	29.27	40.95%	0.86%	11.18%	10
2009 (a)	02/04/2009	1,142,473	10.52	8.53	76.91%	-	12.66%	10
2010 (b)	02/02/2010	2,774,640	20.65	16.81	77.95%	2.73%	8.65%	10
2011	12/20/2010	2,722,444	27.83	16.11(c)	44.55%	0.47%	10.25%	10
2012	10/19/2012	778,912	12.81	5.35 (d)	52.25%	2. 26%	9.00%	10

(a)       In April 2010 216,673 shares were granted in addition to the 2009 plan..

(b)       In April 2010 additional options were approved totaling 101,894, referring to the 2010 plan.

(c)       The fair value calculated for the 2011 plan was R$16,92, R$16,11 and R$15,17 for the respective periods of vesting (2011, 2012 and 2013)..

(d)       The fair value calculated for the stock option plan for 2012 was R$6,04, R$5,35 and R$4,56, respectively.

The movement of existing stock options during the year to December 31, 2012 is as follows:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

	Total of Stock Options	Weighted average exercise price
Options outstanding at December 31, 2011	4,621,192	24.34
Options granted	778,912	12.81
Options cancelled and adjustments in estimated lost rights	(1,400,934)	23.48
Options outstanding at December 31, 2012	3,999,170	22.40

Number of options exercisable at December 31, 2011	1,784,759	23.89
Number of options exercisable at December 31, 2012	1,885,116	23.05

The range of exercise prices and the average maturity of outstanding options, as well as the intervals of exercise prices for options exercisable at December 31, 2012 are summarized below:

Outstanding options				Options exercisable
Range of exercise prices	Outstanding options	Average remaining maturity (in years)	Average exercise price	Options exercisable	Average exercise price
33.06	4,965	3	33.06	4,965	33.06
47.3	13,220	4	47.30	13,220	47.3
65.85	14,962	5	65.85	14,962	65.85
45.46	41,749	6	45.46	37,574	45.46
10.52	237,087	7	10.52	165,961	10.52
20.65	1,419,751	8	20.65	1,064,814	20.65
27.83	1,667,489	9	27.83	583,620	27.83
12.81	599,947	10	12.81	-	12.81
10.52-65.85	3,999,170	7.40	22.40	1,885,116	23.05

Restricted Shares

During the Extraordinary General Meeting held on October 19, 2012, the Company approved the Restricted Shares Plan. The first grants were approved at the Board of Directors´s meeting on November 13, 2012. The transfer of restricted shares will be held at the end of third year from the date of grant, assuming as an acquisition condition the employee relationship up to the end of this period. The fair value of the restricted shares granted was estimated on the grant date using the Black-Scholes pricing model, and the assumptions are listed below:

Restricted Stock Plan
Year of the option	Date of the Board Meeting	Total options granted	The fair value of the option at grant date	Estimate volatility of share price	Risk-free rate of return	Duration of option (in years)
2012	11/13/2012	589,304	9.70	52.25%	9.0%	10

For the year ended December 31, 2012, the Company recorded in shareholders ' equity a result with share-based payments in the amount of R$10,652 (R$24,875 for the year ended December 31, 2011), being the counterpart in the income statement result classified as staff costs.

Until December 31, 2012 there were no restricted shares transferred to participants of the plan.

14. Business combinations

On October 3, 2011 the Company acquired 100% of the share capital of Webjet, an airline headquartered in the city of Rio de Janeiro, engaged in passenger air transportation.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

Webjet’s acquisition aims to strengthen the Company's performance in the domestic market, increasing its presence in the main Brazilian airports, including Guarulhos and Santos Dumont airport to provide services to the growing middle class, continuing its mission of making air transportation more affordable and operating as one of the leading companies in the low-cost aviation sector.

On October 2, 2012, the Administration concluded the fair value assessment of acquired assets and liabilities, including intangible assets, as well as the effect of deferred taxes and there was no subsequent change to the initial purchase price allocation recorded on October 3, 2011.

Additionally, due to the termination of Webjet´s assets utilization, the values allocated to inventory, fixed assets and the adjustment to market value of operating leases relating to the business combination were entirely reversed in 2012.

15.   Earnings or Loss per Share

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

	Consolidated
	12/31/2012	12/31/2011	12/31/2010
Numerator
Income (loss) for the year	(1,512,915)	(751,538)	214,197

Denominator
Weighted average number of outstanding shares (in thousands)	269,869	270,376	268,564

Effect of dilutive securities
Stock Option Plan (in thousands)	-	-	390

Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	269,869	270,376	268,954

Basic earnings (loss) per share	(5.606)	(2.780)	0.798
Diluted earnings (loss) per share	(5.606)	(2.780)	0.796

Diluted earnings or loss per share are calculated by considering the instruments that may have a potential dilutive effect in the future, such as share-based payment transactions, discussed in note 13. However, due to the losses reported for the periods ended on December 31, 2012 and 2011, these instruments have anti-dilutive effect and, therefore, are not considered in the total number of outstanding shares.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

16.   Property, Plant and Equipment

	12/31/2012				12/31/2011
	Weighted anual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount
Flight equipment
Aircraft under finance leases	4%	2,955,671	(731.635)	2,224,036	2,377,234
Sets of replacement parts and spares engines	4%	907,908	(214.873)	693,035	733,095
Aircraft reconfigurations / overhauling	30%	695,820	(350.321)	345,499	253,655
Aircraft and safety equipment	20%	2,162	(1.289)	873	822
Tools	10%	27,363	(10.072)	17,291	18,387
		4,588,924	(1.308.190)	3,280,734	3,383,193

Impairment losses	-	(47,726)	-	(47,726)	(50,653)
		4,541,198	(1.308.190)	3,233,008	3,332,540

Property, plant and equipment in use
Vehicles	20%	10,568	(7.891)	2,677	2,969
Machinery and equipment	10%	50,540	(17.385)	33,155	31,573
Furniture and fixtures	10%	20,725	(11.288)	9,437	10,323
Computers and peripherals	20%	46,117	(32.234)	13,883	15,712
Communication equipment	10%	3,066	(1.713)	1,353	1,334
Facilities	10%	4,281	(2.929)	1,352	1,854
Maintenance Center Confins	10%	105,971	(25.413)	80,558	92,047
Leasehold improvements	20%	50,375	(27.153)	23,222	15,115
Construction in progress	-	5,865	-	5,865	21,936
		297,508	(126.006)	171,502	192,863
		4,838,706	(1.434.196)	3,404,510	3,525,403

Advances for aircraft acquisition	-	481,289	-	481,289	365,067

		5,319,995	(1.434.196)	3,885,799	3,890,470

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment (a)	Advances for acquisition of property, plant and equipment	Others	Total
As of December 31, 2010	2,210,433	751,816	323,661	175,058	3,460,968
Additions from Webjet’s acquisition	-	65,328	-	6,264	71,592
Additions	371,262	300,915	273,984	38,576	984,737
Disposals	-	(3,383)	(232,578)	(5,132)	(241,093)
Depreciation	(204,461)	(136,120)	-	(21,903)	(362,484)
Impairment losses	-	(23,250)	-	-	(23,250)
As of December 31, 2011	2,377,234	955,306	365,067	192,863	3,890,470
Additions	31,265	395,661	256,887	14,883	698,696
Disposals (b)	-	(81,155)	(140,664)	(1,237)	(223,056)
Assets held for Sale	-	(8,174)	-	-	(8,174)
Depreciation	(184,462)	(252,667)	-	(35,008)	(472,137)
As of December 31, 2012	2,224,037	1,008,971	481,290	171,501	3,885,799

(a)     Additions primarily represent (i) total estimated costs to be incurred relating to the reconfiguration of the aircraft when returned and, (ii) capitalized costs related to major engine overhaul.

(b)     Includes impairment of assets related to the winding up of Webjet’s activities amounting to R$25,766. For more details, see note 11.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

17.   Intangible assets

	Goodwill	Trademarks	Airport operating licenses	Software	Total
Balance as of December 31, 2010	542,302	63,109	560,842	100,924	1,267,177
Additions from Webjet’s acquisition				209	209
Additions	-	-	-	73,598	73,598
Disposals	-	-	-	(8,936)	(8,936)
Amortization	-	-	-	(26,149)	(26,149)
Provisional fair value from Webjet’s acquisition	-	-	478,058	-	478,058
Balance at December 31, 2011	542,302	63,109	1,038,900	139,646	1,783,957
Additions	-	-	-	20,772	20,772
Disposals	-	-	-	(544)	(544)
Amortization	-	-	-	(47,494)	(47,494)
Impairment of trademark	-	(56,761)	-	-	(56,761)
Balance as of December 31, 2012	542,302	6,348	1,038,900	112,380	1.699.930

As of December 31, 2012, the Company evaluated the Varig trademark under the new perspectives of its use and, therefore, the future economic benefit generated by it. As a result, an impairment loss was recognized in the amount of R$56,761.

18.   Short and Long-term Debt

	Maturity of the contract	Effective rate (p.y.)	Consolidated
		12/31/2012	12/31/2012	12/31/2011
Short-term debt:
Local currency:
Debentures IV	Sept, 2015	11.09%	596,451	595,160
Debentures V	Jun, 2017	10.64%	494,505	493,284
BNDES loan Safra	Oct, 2014	11.46%	29,888	29,956
Santander	-	-	-	40,676
Citibank	Jun,2013	7.19%	14,013	19,401
BNDES (direct)	Jul, 2017	10.72%	3,140	8,372
BDMG	Mar, 2018	10.71%	6,401	3,600
Industrial CDB	-	-	-	1,250
Banco IBM	Sept, 2017	12.94%	6,663	-
Working Capital/ Banco Itaú	Mar, 2013	16.08%	191,841	-
Interest			13,991	23,421
			1,356,893	1,215,120
Foreign currency
(in U.S. Dollars):
J.P.Morgan	Sept, 2014	1.09%	73,609	-
Working Capital	-	-	-	95,894
IFC	Jan, 2013	5.84%	17,007	31,264
FINIMP	Nov,2013	3.66%	24,179	3,127
Aeroturbine	-	-	-	4,579
Interest			40,285	40,701
			155,080	175,565
			1,511,973	1,390,685

Finance lease	Oct, 2013	5.55%	207,652	161,755
Total short-term debt			1,719,625	1,552,440

Long-term debt:
Local currency:
Debentures IV	Sept, 2015	11.09%	-	-
Debentures V	Jun,2017	10.64%	-	-
Safra	Dez, 2015	3.34%	131,188	196,000
BNDES – Loan Safra	Oct, 2014	11.46%	13,938	42,837
BDMG	Mar, 2018	10.71%	20,134	25,851
BNDES – (direct)	Jul,2017	10.72%	11,098	-
IBM bank	Mar, 2017	12.94%	20,484	-
			196,842	264,688
Foreign Currency
(in U.S. Dollars):
J.P.Morgan	Sept, 2014	1.09%	33,656	-
Senior bond I	Apr, 2017	7.70%	429,135	393,532
Senior bond II	Jul, 2020	9.65%	601,242	550,471
Perpetual bond	-	8.75%	365,787	335,768
			1,429,820	1,279,771
			1,626,662	1,544,459

Finance lease	Oct, 2023	5.55%	1,844,888	1,894,549
Total long-term debt			3,471,550	3,439,008
			5,191,175	4,991,448

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

The maturities of long-term debt as of December 31, 2012, are as follows:

	2014	2015	2016	After 2016	Without maturity date	Total
Local currency:
BNDES Loan	3,097	3,097	3,097	1,807	-	11,098
BNDES – Loan Safra	13,938	-	-	-	-	13,938
Safra	65,114	66,074	-	-	-	131,188
BDMG	4,964	4,710	4,710	5,751	-	20,135
IBM	5,459	5,530	5,604	3,890	-	20,483
Debêntures	-	-	-	-	-	-
	92,572	79,411	13,411	11,448	-	196,842
Foreign currency
(Dollars):
JP Morgan	33,656	-	-		-	33,656
Senior bond I	-	-	-	429,135	-	429,135
Senior bond II	-	-	-	601,242	-	601,242
Perpetual bond	-	-	-	-	365,787	365,787
	33,656	-	-	1,030,377	365,787	1,429,820
Total	126,228	79,411	13,411	1,041,825	365,787	1,626,662

The fair values of senior and perpetual bonds, as of December 31, 2012, are as follows:

	Consolidated
	Book	Market (a)
Senior bonds (I and II)	1,030,377	944,555
Perpetual bonds	365,787	213,713

(a)                       Senior and perpetual bonds market prices are obtained through market quotations.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

a)                  Covenants

VRG has restrictive covenants ("covenants") in its financing agreements with the following financial institutions: IFC, BNDES, Bradesco  (Debenture V) and Banco do Brasil (Debentures IV e V).

Long-term financing (excluding perpetual bonds and financing of aircraft) in the total amount of R$4,196 in December 31, 2012 have clauses and the usual restrictions, including but not limited to those that require the company to maintain the liquidity requirements defined  and the cover of expenses with interest.

As of December 31, 2012, the funding by the IFC and the debentures IV and V have the following restrictive clauses: (i) net debt/EBITDAR below 4.0, (ii) the current assets/current liabilities of at least 1.5, (iii) net debt/EBITDA below 3.5 and (iv) coverage of debt (CID) of at least 1.3.

According to the company's measurements, the restrictive clauses have been: (i) net debt/EBITDAR of 32.3, (ii) current assets/current liabilities of 0.5, (iii) net debt/EBITDA (10.2) and (iv) coverage of debt (CID) (2.0), mainly due to the accumulated negative EBITDA.

As a result, the company has not met the minimum levels for EBITDA and EBITDAR clauses. However, the company obtained waivers, as described below:

•         Debentures IV and V: due to the operating loss also received during the period, the Company did not achieve the minimum established parameters of the debentures IV and V the financial institutions Bradesco and Banco do Brazil as of December 31, 2012. On February 1, 2013, the company obtained a waiver for December 31, 2012 and June 30, 2013. The company reclassified the long-term balance of the debentures IV and V to current liabilities amounting to R$1,091 in accordance with Brazilian and international accounting standards established in CPC 26 (R1)-"Presentation of financial statements" and IAS 1 – “Presentation of Financial Statements ";

•         IFC: besides the operating loss of the period, the Company received a specific consent (waiver) which relieves the company the prepayment of this funding during the financial year 2012. Consequently, VRG set a new due date of January 15, 2013, six months before its initial expiration scheduled for July 2013.

b)                 Existing Loans as of December 31, 2012

BNDES Transfer – Banco SAFRA

On March 31, 2010, the VRG contracted with Banco Safra a credit line for a total value of R$44,436 with funds from the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), indirect lending program "Finame Modernizes BK". The funds will be earmarked for modernization of turbines in national workshops. The loan has a term of 48 months with six months grace period and the principal is to be repaid on a monthly basis. The monthly interest payment is calculated based on the TJLP plus 5.50% p.y.

On May 26, 2010, Banco Safra released to VRG R$ 23,000 whose value is related to the second part of the line of credit with funds from the National Bank for economic and Social development of their indirect program transfer "Finame modernizes BK". The loan has a period of 48 months becoming due in May 2014, the contract stipulates a 6 months grace period and principal repaid monthly. The monthly interest payment is calculated based on the TJLP plus 5.5% per year.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

On September 27, 2010, Banco Safra released to VRG R$33,705 whose value is related to the third part of the line of credit with funds from the National Bank for economic and Social development from their indirect program transfer "Finame modernizes BK". The loan has a period of 48 months becoming due in October 2014, with a 6 months grace period and principal repaid on a monthly basis based on 1% of the composition of receivables. The monthly interest is calculated based on the TJLP plus 5.5% per year. As of December 31, 2012 the amount recorded under current liabilities and non-current liabilities was R$29,888, and R$13,938, respectively (R$29,956 and R$42,837 as of December 31, 2011).

Citibank

In December 2009, Webjet borrowed the amount of R$33,630 with transaction costs included of R$2,080, from Citibank. The term is of 36 months with the principal objective to repay Dollar funding that the company obtained with the "Tribeca Aviation Partners" in respect of the acquisition of aircraft. The contract has  interest of 11.33% per year. The loan has as a guarantee a bank guarantee in the amount of R$ 26,550. As of December 31, 2012 the balance recorded under current liabilities was R$14,013 (R$ 19,401 as of December 31, 2011).

BNDES (Direct)

On June 27, 2012, through its subsidiary Company, VRG obtained a new credit line from the Brazilian Development Bank (BNDES) in the amount of R$18,570. On the same date the amount received was R$15,486. The resources are intended to finance the expansion of the aircraft maintenance Center ("CMA") completed in 2010. The loan has a term of 60 months coming due on July 15, 2017, with monthly interest and principal payments. The interest rate is calculated based on the TJLP plus 1.40% p.y. As collateral for this operation there was given a bank guarantee in the amount of R$18,570. As of December 31, 2012, the amount recorded under current liabilities and non-current liabilities was R$3,140 and R$11,098, respectively.

BDMG

On March 29, 2010,  VRG borrowed from BDMG (Banco de Desenvolvimento de Minas Gerais) an amount of R$20,000 for financing the expansion of the service center in Lagoa Santa. The loan has a term of 8 years, a grace period of 36 months and interest calculated on the basis of the IPCA plus 6% per year. The loan is to be repaid on a monthly basis over the period of 60 months from April 2013. The loan has a guarantee based on engines. As of December 31, 2012, the amount recorded under current liabilities and non-current liabilities was R$6,401 and R$20,134, respectively (R$3,600 and R$25,851 registered in current liabilities and non-current liabilities as of December 31, 2011).

Banco IBM

The company, through its subsidiary VRG, signed in 2012 two loans with Banco IBM S.A in order to finance the purchase of machinery and the provision of information technology services. The first borrowing occurred on March 23, in the amount of R$15,031 and was in local currency free of costs, with a maturity of 60 months and due in March 26, 2017. The interest rate is calculated based on the CDI plus 2.42% p.y., and the effective rate is 12.17% per year. The second borrowing occurred on September 10, amounting to R$12,482 and was in local currency and net of costs. The loan has term of 60 months, maturing on September 10, 2017. The interest rate is calculated based on the CDI plus 2.85% p.y., the effective rate is 13.31% per year. Both will have bi-annual amortization of principal and interest. As of December 31, 2012, the balance recorded in current liabilities and non-current liabilities was R$6,663 and R$20,484, respectively.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

Working Capital

On March 15, 2012, the company liquidated the working capital loan in foreign currency, captured on March 21, 2011, amounting to R$85,000 (US$51,121), with an effective rate of 3.42%, and obtained a new line of working capital loans with the Bank Itaú in local currency in the amount of R$85,000, with no fundraising costs and the effective rate of 12.34% p.y. and maturing in March 2013. The balance recorded under current liabilities related to this operation as of December 31, 2012 was R$96,136.

On September 28, 2012, Webjet obtained a new line of working capital loans with Banco Industrial e Comercial S.A. (Bicbanco) in the amount of R$30,000, net of costs, with an effective rate of 15.15% per year and with maturity in January 2013.

In December 2011, the indirect subsidiary Webjet had lines of R$200,000 for working capital in the national currency. The loan with Banco Safra has a 18 months grace period and the payment of the total amount of R$200,000 will occur in six semi-annual installments, based on 125% of the daily average of CDI rate with the maturity of the last tranche in December 2015, with guarantees of a letter of credit as described in note 5. The transaction costs to amortize total R$4,000. As of December 31, 2012 the balance recorded under current liabilities and non-current liabilities was R$66,667 and R$131,188, respectively (R$196,000 in noncurrent liabilities as of December 31, 2011).

Financing of maintenance of engines (J.P.Morgan)

During the year of 2012, the company, through its subsidiary VRG, issued two series of Guarantee Notes ("Guaranteed Notes") for engine maintenance funding totaling US$84,8 million with financial guarantees from the Export-Import Bank of the United States ("Ex-Im Bank"). The first series was issued on June 29, and priced through the capital market operations with an interest rate of 1.00% p.y. in the amount of R$79,050 (US$39,108 on the date of the loan), with quarterly amortization of the principal and interest and the issuance costs of US$1,707 (R$3,488 in December 31, 2012). The second series was issued on 27 September, priced through the capital market operations with an interest rate of 0.85% per year in the amount of R$46,007 (US$22,667 on the date of the loan), with quarterly amortization of the principal and interest and costs of issue  of US$682 (R$1,393 in December 31, 2012). Both have a term of 2 years, maturing on June 29 and September 27, 2014, respectively. The balances recorded under current liabilities and non-current liabilities as of December 31, 2012 were R$73,609 and R$33,656, respectively.

IFC

In July 2006, the company through its subsidiary VRG, signed a loan agreement with a variable rate guaranteed by the IFC (International Finance Corporation ") in the amount of R$108,000 (US$50,000). The financing had as its objective the acquisition of spare parts and working capital, maturing in July 2013 (term of 6 years with a grace period of the contract of 12 months) interest calculated based on Libor plus 1.875% p.y. and the guarantee of parts and equipment of R$7,256 (US$4,167). In July 2009, the company renegotiated the debt agreement modifying the rate to Libor plus 3.75% p.y., generating an effective rate in 2011 of 4.54% per year. As of December 31, 2012, the amount recorded under current liabilities was R$17,007 (R$31,264 recorded under current liabilities as of December 31, 2011).

Finimp

On October 4, 2011, the company, through its subsidiary VRG, borrowed the amount of US$1,667, equivalent to R$3,091 with Banco do Brazil. The purpose of this loan was the purchase of aircraft parts. This funding has as a guarantee a promissory note in the amount of US$2,384 (R$4,472). On March 21, 2012 the amount of  US$ 3,985 was borrowed, (R$7,261 on the loan date), in order to finance the purchase of aircraft parts. On June 8, 2012, the amount of US$1,825 was borrowed (R$3,726 on the loan date) in order to acquire spare parts and aircraft equipment with the guarantee of a promissory note for the total value of US$2,610 (R$ 5,328 on the loan date). On 22 June 2012, the amount of US$4,308 was borrowed (R$8,806 on the loan date) in order to acquire spare parts and aircraft equipment, with a warranty of two promissory notes totaling US$6,160 (R$12,593 on the loan date). All were loaned from the Bank of Brazil. As of December 31, 2012, the total amount for these loans registered in current liabilities and non-current liabilities was R$24,179 (R$3,127 recorded under current liabilities as of December 31, 2011).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

On December 4, 2012, through its subsidiary Company, VRG, borrowed US$1,253, corresponding to R$2,641 (loan date) from Bicbanco, part of a line of credit for import financing (Finimp) with the purpose of the purchase of spare parts and equipment for aircraft. As a collateral for this funding, there was the placing of two promissory notes totaling US$ 1,305 (R$2,752). As of December 31, 2012, the amount recorded under current liabilities was R$2,561.

Debentures IV

On September 30, 2010, the company approved the fourth public issue of 600 simple debentures, non-convertible into shares, being a single series issued by VRG with the Company's warranty, without additional collateral, with a unit nominal value of R$1,000 (total R$600,000), in order to meet the needs of working capital of VRG. Issuance costs were R$6,453, and resulted in the net amount received of R$593,547. The total of R$1,613 has already been amortized and recognized in profit and loss for the financial year. The maturity is 5 years from the date of issue, and repayment will be on September 30, 2015. The debentures are remunerated based on an interest rate of 118% of CDI. As of December 31, 2012, the amount recorded under current liabilities was R$596,451 (R$ 595,160 as of December 31, 2011 registered under current liabilities).

Debentures V

On June 10, 2011, the company approved the issuance of 500 simple debentures, non-convertible into shares, with a single series issued by VRG, without collateral, with a unit nominal value of R$1,000, totaling R$500,000, with the purpose to meet the needs of working capital of VRG. Issuance costs were R$7,264 and resulted in the net amount received of R$492,736 and the total of R$610 has already been amortized and recognized in profit and loss for the financial year. The maturity of the debentures is 6 years from the date of issue, and repayment will be on June 10, 2017. The debentures are remunerated at a rate of 120% of CDI interest. As of December 31, 2012, the amount recorded under current liabilities was R$494,505 (R$493,284 in current liabilities as of December 31, 2011).

c)                  Financial Leases

The future of payments of financial leasing contracts are indexed by American Dollars and are detailed below:

	Consolidated
	12/31/2012	12/31/2011
2012	-	281,165
2013	304,561	292,835
2014	319,149	292,819
2015	309,586	284,205
2016	300,782	276,098
After 2016	1,241,672	1,118,240
Total minimum lease payments	2,475,750	2,545,362
Less total interest	(423,210)	(489,058)
Present value of minimum lease payments	2,052,540	2,056,304
Less current portion	(207,652)	(161,755)
Non- current portion	1,844,888	1,894,549

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

The discount rate used to calculate the present value of the minimum lease payments is 6.10% as of December 31, 2012 (6.10% as of December 31, 2011). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled at the end of the lease agreement. As of December 31, 2012, the withdrawals made for the repayment at maturity date of the lease agreements amount to R$88,334 (R$59,552 as of December 31, 2011), and are recorded in long-term debt.

19.        Advance Ticket Sales

As of December 31, 2012, the balance of transport to perform  classified in current liabilities was R$823,190 (R$744,743 as of December 31, 2011) and is represented by 3,640,935 coupons tickets sold and not yet used (4,245,181 as of December 31, 2011) with an average use of 92 days (75 days as of December 31, 2011).

20.   Mileage program

As of December 31, 2012, the balance of Smiles deferred revenue is R$124,905 and R$364,307 classified in the current and non-current liabilities, respectively (R$71,935 and R$214,779 as of December 31, 2011). The number of outstanding miles as of December 31, 2012 amounted to 34,748,660,443 (23,004,285,890 as of December 31, 2011).

21.   Advances from Customers

As of December 31, 2012, the Company recognized the amount of R$93,595 (R$30,252 as of December 31, 2011), as detailed below:

Operating Agreement- Co-Branded

The subsidiary VRG, signed with Banco Bradesco S.A. and Banco do Brasil S.A., in September 2009, an Operating Agreement for the sale of miles and right to use the database of the Smiles mileage program, and the right of use of the Smiles brand related to the credit card issues in Co-Branded format. The agreement is effective for five years.

The mileage sales was recognized as advances from customers and as of December 31, 2012 the balance of R$1,200 (R$9,620 as of December 31, 2011) represents the remaining miles which were not transferred to the customers’ mileage account. The right of the data bank’s use of the Smiles mileage program was recognized in other current and noncurrent liabilities and is recognized in other revenue on a straight line basis according to the agreement’s period. The right of use of the Smiles brand on credit cards was recognized in other revenue in July, 2009.

Banco Patagônia S.A. Advances

The subsidiary VRG signed with Banco Patagônia S.A, on April 7, 2011, a contract of sale and granting of miles, in order to encourage the use of credit cards from Banco Patagônia by its customers for the accrual of points in its Incentive Program called Club Patagonia. The term of the contract is one year, renewable for the same period through an amendment to be signed between the parties. As of December 31, 2012 the Company holds the amount of R$588 as an advance related to this agreement.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

Itaucard S.A. Advances

On December 1, 2012, VRG transferred to Smiles S.A the Smiles partnership contract signed on December 1, 2009 with the financial institution Banco Itaú S.A. The contract has as its main objective to regulate the conversion of points accumulated for the rewards of Banco Itaú S.A. with the miles of Smiles for the Smiles Program S.A. from January 1, 2013. As of December 31, 2012, the open balance for the early sale of miles to Banco Itaú is registered under the heading "Advances to customers" in the amount of R$91,807.

22. Taxes Payable

	Consolidated
	12/31/2012	12/31/2011
PIS and COFINS	25,973	107,987
REFIS	29,134	24,249
IRRF on payroll	20,492	26,372
ICMS	22,902	12,602
Import tax	3,355	3,410
CIDE	1,739	1,274
IOF	63	670
IRPJ and CSLL to collect	12,138	8,573
Others	5,100	4,534
	120,896	189,671

Current	73,299	76,736
Noncurrent	47,597	112,935

PIS and COFINS

With the beginning of the non-cumulative regime of PIS (Law 10637/02) and COFINS calculation (Law 10833/03), the subsidiary VRG implemented such rules and challenged in the courts in respect of the rate used to calculate these taxes until December 31, 2011. To this end, the Company had judicial deposits in an amount sufficient to ensure the suspension of the tax credit in the amount of R$81,010 (R$77,539 at December 31, 2011). However, on January 9, 2012, the Company filed a waiver of the lawsuit, which was approved in March 2012. On September 20, 2012 the judicial deposits were converted into the final payment to the Federal Government.

23.   Provisions

	Insurance provision	Provision for anticipated return of aircraft Webjet	Provision for return of aircraft and engine VRG	Restructuring provision	Litigation	Total
Balance as of December 31, 2011	23,499	26,262	181,045	-	75,944	306,750
Additional provisions recognized	10,738	-	228,667	36,978	26,883	303,266
Utilized provisions	(15,620)	(8,373)	(103,940)	-	(9,887)	(137,820)
Foreign exchange	994	-	6,640	-	-	7,634
Balance as of December 310, 2012	19,611	17,889	312,412	36,978	92,940	479,830

Balance as of December 31, 2011
Current	23,499	16,252	35,817	-	-	75,568
Noncurrent	-	10,011	145,227	-	75,944	231,182
	23,499	26,263	181,044	-	75,944	306,750

Balance as of December 31, 2012
Current	19,611	17,889	105,471	36,978	-	179,950
Noncurrent	-	-	206,941	-	92,940	299,880
	19,611	17,889	312,412	36,978	92,940	479,830

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

Provision for anticipated return of Webjet’s aircraft

In 2011, according to the strategic planning of Webjet, a provision for the anticipated return of aircraft was recorded. This provision was calculated based on the expected return of 14 aircraft Boeing 737-300 with operating leases contracts, as part of the Company's fleet renewal. The anticipated returns of aircraft are scheduled to occur between 2012 and 2013 and the original termination of leases was between 2012 and 2014. For the year ended December 31, 2012, the Company completed five aircraft returns with prefixes WJC, WJX, WJG, WJP and WJW.

Return of aircraft and engines

The return provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option, as prescribed in the return conditions of the lease contracts, and which is capitalized in fixed assets (aircraft reconfigurations/overhauling), as described in note 16.

Provision for restructuring

In December 2012, Webjet recognized a provision for restructuring costs due to the closure of the activities and the discontinuation of its brand. The first step of the restructuring plan was the extinction of flight operations and discontinuity of the Boeing 737-300 fleet. As a result, the Company estimated the obligations necessary for completion of the process, which comprise direct costs incurred as a result of the discontinuation of certain assets of Webjet. (See note 11).

Lawsuits

As of December 31, 2012, the Company and its subsidiaries are parties to 18,667 lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operation (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations). Under this classification, the number of proceedings is as follows:

	Operation	Succession	Total
Civil lawsuits	10,254	501	10,755
Civil proceedings	1,916	15	1,931
Labor lawsuits	2,313	3,532	5,845
Labor proceedings	134	2	1136
Total	14,617	4,050	18,667

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

The civil lawsuits are primarily related to compensation claims generally related to flight delays, flight cancellations, baggage loss and damages. The labor claims primarily consist of discussions related to overtime, hazard pay, and wage differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	12/31/2012	12/31/2011
Civil	38,484	34,101
Labor	54,456	41,843
	92.940	75,944

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other lawsuits assessed by management and its legal counsel as possible risks, in the estimated amount as of December 31, 2012 of R$37,250 for civil claims and R$16,354 for labor claims (R$33,221 and R$16,019 as of December 31, 2011 respectively), for which no provisions are recognized.

GLAI has been challenging in the courts the taxation  of PIS and COFINS in respect of  revenue associated with  interest on capital in the amount of R$ 20,140, received in the period between 2006 and 2008 from its subsidiary GTA Transportes Aéreos S.A., succeeded by VRG on September 25, 2008. According to the opinion of the legal counsel and based on the recent precedents, the Company classified this process as possible loss, with no provision for the amount involved.

The Company and its subsidiaries are challenging in the court the ICMS levied on aircraft and engines imported under aircraft lease transactions without purchase options in transactions carried out with lessors headquartered in foreign countries. The Company and its subsidiaries’ management understand that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject matter of the contract.

Management believes there is no evidence of goods circulation and so, there are no legal events to generate the ICMS taxation. Based on the legal counsel opinion and supported by similar lawsuits with favorable decisions to taxpayers by the Superior Court of Justice (STJ) and Supreme Federal Court (STF) in the second quarter of 2007, the Company understands that the likelihood of loss is remote, and thus did not recognize provisions for these amounts. As of December 31,2012 the estimated aggregated amount of the ongoing lawsuits related to the non-levy of ICMS tax on said imports is R$217,279 (R$205,102 as of December 31, 2011) adjusted for inflation, not including late payment charges.

24. Shareholders’ Equity

a)   Issued capital

As of December 31, 2012 and December 31, 2011, the Company’s capital is represented by 278,716,786 shares, of which 143,858,204 are common and 134,858,582 are preferred shares. The Fundo de Investimento em Participações Volluto is the Company’s controlling fund, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Shares are held as follows:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

	12/31/2012			12/31/2011
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	22.99%	62.74%	100.00%	22.21%	61.63%
Wellington Management Company	-	10.50%	5.08%	-	5.04%	2.49%
Delta Airlines. Inc.	-	6.15%	2.98%	-	6.22%	3.07%
Fidelity Investments	-	5.22%	2.52%	-	5.27%	2.60%
Treasury shares	-	1.78%	0.86%	-	2.79%	1.38%
Other	-	1.48%	0.72%	-	1.50%	0.74%
Free float	-	51.88%	25.10%	-	56.97%	28.09%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital as of December 31, 2012 was R$4.0 billion (R$4.0 billion as of December 31, 2011). Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its bylaws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. The Board of Directors will define the issuance conditions, including pricing and payment terms.

On August 13, 2012, the Board of Directors approved the capital subscription in the amount of R$183,189 million, represented by 6,825,470 common shares and 1,501,312 preferred shares, totaling 8,326,782 shares. Of this total, 8,300,455 shares were subscribed by the controlling shareholder and 26,327 shares subscribed by minority shareholders. At the end of the period for the exercise of the Right of First Refusal, there were 5,118,453 still left unsubscribed shares which were canceled on August 13, 2012, through the partial approval of the capital increase.

The Company shares as of December 31, 2012 are quoted, on the São Paulo Stock Exchange – BOVESPA, in the amount of R$12.90 each and US$6.56 each (R$12.44 and US$6.63 on December 31,2011) in New York Stock Exchange – NYSE. The book value per share as of December 31, 2012 is R$2.79 (R$8.24 as of December 31, 2011).

b)  Accumulated loss

i. Legal reserve

It is recognized by allocating 5% of the profit for the year after the absorption of accumulated losses in accordance with Article 193 of Law 11,638/07, limited to 20% of the capital, according to the Brazilian Corporate Law and the Company’s bylaws. On December 31, 2011, the balance was used in its entirety to absorb losses.

ii. Reinvestment reserve

The reserve of retained earnings was constituted under Article 196 of Law 6.404/76, and is designated to be used to cover investments included in the capital budget, approved by the Board of Directors. As of December 31, 2011, such reserve was used in its entirety to absorb losses.

c)  Dividends

The Company’s bylaws provide for a mandatory minimum dividend to be paid to common and preferred shareholders, in the aggregate of at least 25% of annual adjusted profit. The Brazilian corporate law, permits the payment of cash dividends only from retained earnings, and certain reserves recognized in the Company’s statutory accounting records.

d)  Treasury shares

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

On December 26, 2012, 1,327,500 preferred shares issued by the company and held in Treasury were sold, amounting to R$16,213 with a positive result of R$1,124. As of December 31, 2012, the Company owns 2,396,725 Treasury shares, totaling R$35,164, with a market value of R$30,918 (R$51,377 in shares with a market value of R$46,329 as of December 31, 2011).

e)  Share-based payments

As of December 31, 2012, the balance of share-based payments reserve was R$79,255. The Company recorded a share-based payment expense amounting to R$10,653 in the year ended December 31, 2012, with a corresponding expense in the income statement classified as personnel costs (R$24,875 as of December 31, 2011).

f)   Other comprehensive income

The fair value measurement of financial instruments designated as cash flow hedges is recognized under Other comprehensive income, net of tax effects, until the expiration  of the contracts. The balance as of December 31, 2012 corresponds to a net loss of R$68,582 (loss of R$79,268 as of December 31, 2011).

25.   Sales Revenue

The net sales revenue has the following composition:

	Consolidated
	12/31/2012	12/31/2011	12/31/10
Passenger transportation	7,409,984	6,947,195	6,500,784
Cargo transportation and other revenue	1,106,508	925,492	802,632
Gross revenue	8,516,492	7,872,687	7,303,416
Related taxes	(412,933)	(333,379)	(323,969)
Net revenue	8,103,559	7,539,308	6,979,447

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical segment is as follows:

	12/31/12%		12/31/11%		12/31/10%
Domestic	7,535,068	93.0	7,000,001	92.8	6,548,069	93.8
International	568,491	7.0	539,307	7.2	431,378	6.2
Net revenue	8,103,559	100.0	7,539,308	100.0	6,979,447	100,0

26. Financial result

	Consolidated
Financial income	12/31/2012	12/31/2011
Income from derivatives	227,980	264,143
Income from short-term investments and Investment funds	99,287	147,508
Monetary variation	13,231	15,919
Interest	8,871	36,257
Other	20,845	13,697
	370,214	477,524
Financial expenses
Loss from derivatives	(177,644)	(316,568)
Interest on short and long term debt	(453,731)	(414,430)
Bank interest and expenses	(37,665)	(24,648)
Monetary variation	(9,085)	(8,687)
Other	(86,727)	(70,208)
	(764,852)	(834,541)

Foreign exchange changes, net	(284,571)	(398,897)

TOTAL	(679,209)	(755,914)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

27.   Commitments

As of December 31, 2012 the Company had 155 firm orders with Boeing. These aircraft purchase commitments include estimates for the contractual price increase during the construction phase. The approximate amount of firm orders, not including the contractual discount is R$32,462,490 (corresponding to US$15,885,730 at the reporting date) and are segregated according to the following periods:

12/31/2012
2013	2,690,803
2014	2,740,256
2015	2,722,067
2016	2,821,653
2017	1,640,785
2018	448,242
2019	3,429,708
2020	3,508,638
2021	3,591,247
2022	3,681,212
After 2023	5,187,879
32,462,490

As of December 31, 2012, in addition to the firm orders mentioned above, the Company has commitments in the amount of R$4,046,547 (corresponding to US$1,980,205 at the reporting date), related to advances for aircraft purchases  to be disbursed in accordance with the following schedule :

12/31/2012
2013	283,693
2014	389,047
2015	444,920
2016	146,706
2017	171,725
2018	455,171
2019	493,121
2020	504,892
2021	442,023
2022	236,804
After 2023	478,445
4,046,547

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

The installments financed by Long-term debt, collateralized by the aircraft through the U.S. Ex-Im Bank (“Exim”) corresponds approximately to 85% of total cost of the aircraft. Other agents finance the acquisitions with equal or higher percentages, reaching up to the limit of 100%.

The Company makes payments related to the acquisition of aircraft using its own funds, short and long term debt, cash provided by operating activities, short- and medium-term credit facilities, and supplier financing.

The Company leases its entire aircraft fleet using a combination of finance and operating leases, except for 6 aircraft owned by its indirect subsidiary Webjet.

As of December 31, 2012, the total leased fleet was comprised of 141 aircraft  (128 from VRG and 13 from Webjet), of which 96 were operating leases and 45 were recorded as finance leases. The Company has 39 financial aircraft with purchase options. During the year ended on December 31, 2012, the Company received four aircraft based on operating lease contracts. In the year ended December 31, 2012, the Company returned four aircraft.

a)        Operating leases

Future payments of non-cancelable operating lease contracts are denominated in U.S. Dollars, and are as follows:

	12/31/2012	12/31/2011
2012	-	594,976
2013	720,708	517,326
2014	520,677	341,486
2015	358,766	205,631
2016	292,357	157,231
After 2016	1,141,234	452,831
Total minimum lease payments	3,033,742	2,269,481

b)    Sale-leaseback transactions

As of December 31, 2012, the Company recognized R$7,564 and R$8,367, as ‘Other payables’ in current and non-current liabilities, respectively (R$7,564 and R$15,931 as of December 31, 2011), related to gains on sale-leaseback transactions performed by its subsidiary GAC Inc in 2006, related to eight 737-800 Next Generation aircraft. These gains were deferred and are being amortized proportionally to the monthly payments of the related lease agreements over the contractual term of 124 months.

On the same date, the Company recorded R$9,373 and R$35,456, as ‘Prepaid expenses’, in current and non-current assets, respectively (R$9,373 and R$44,828 as of December 31, 2011), related to losses on sale-leaseback transactions performed by its subsidiary GAC Inc of nine aircraft. During the years 2007, 2008 and 2009, these losses were deferred and are being amortized proportionally to the payments of the operational lease agreements over the contractual term of 120 months.

Additionally, in the period ended December 31, 2012, the Company recorded a gain of R$36,802, recognized directly in profit and loss, since gains and losses on sale-leaseback transactions would not be compensated over the lease terms.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

28. Financial instruments

The Company and its subsidiaries have financial asset and financial liability transactions, which consist in part of derivative financial instruments.

The financial derivative instruments are used to hedge against the inherent risks relating to the operation. The Company and its subsidiaries consider as most relevant risks: fuel price, exchange rate and interest rate. These risks are mitigated by using exchange swap derivatives, futures and options contracts in the oil, U.S. Dollar and interest markets.

Management follows a documented guideline when managing its financial instruments, set out in its Risk Management Policy, which is periodically revised by the Risk Committee (CPR), after approved by the Board of Directors. The Committee sets the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and possible financial effects and also prevents the execution of speculative financial instruments transactions.

The gains or losses on these transactions and the application of risk management controls are part of the Committee’s monitoring and have been satisfactory when considering the objectives proposed.

The fair values of financial assets and liabilities of the Company and its subsidiaries are established through information available on the market and according to valuation methodologies.

Most of the derivative financial instruments are contracted with the purpose of hedging against fuel and exchange rates risks based on scenarios with low probability of occurrence, and thus have lower costs compared to other instruments with higher probability of occurrence. Consequently, despite the high correlation between the hedged item and the derivative financial instruments contracted, a significant portion of the transactions presents ineffective positions for hedge accounting purposes upon settlement, which are presented in the tables below.

The description of the consolidated account balances and the categories of financial instruments included in the balance sheet as of December 31, 2012 and December 31, 2011 is as follows:

	Measured at fair value through profit and loss		Measured at amortized cost (a)
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Assets
Cash and cash equivalents	775,551	1,230,287	-	-
Short-term investments (c)	585,028	1,009,068	-	-
Restricted cash	224,524	109,095	-	-
Derivatives operation assets (b)	10,696	4,213	-	-
Accounts receivable	-	-	325,665	354,134
Deposits	-	-	500,379	455,127
Other credits	-	-	74,360	53,546
Prepayment of hedge premium	-	11,572	-	-
			-
Liabilities			-
Loans and financing	-	-	5,191,175	4,991,448
Suppliers	-	-	480,185	414,563
Derivatives Obligation (b)	56,752	115,432	-	-

(a)      The fair value are approximately the book values, according to the short term maturity period of these assets and liabilities, except the amounts related to Perpetual Bonds  and Senior Notes, as disclosed on Note 18.

(b)     The company has registered in December 31, 2012 the amount net of tax of $ 68,582 (R$79,268 in December 31, 2011) in equity as equity valuation in return of these assets and liabilities.

(c)      The Company manages its investments as held for trading to pay its operational expenses.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

On December 31, 2012 and December 31, 2011 the Company had no assets available for sale.

Risks

The operating activities expose the Company and its subsidiaries to the following financial risks: market (especially currency risk, interest rate risk, and fuel price risk), credit and liquidity risks.

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

The relevant information on the main risks affecting the Company’s and its subsidiaries’ operation is as follows:

a)  Fuel price risk

As of December 31, 2012, fuel expenses accounted for 42% of the costs and operating expenses of the Company and its subsidiaries. The aircraft fuel price fluctuates both in the short and in the long term, in line with crude oil and oil byproduct price fluctuations.

To mitigate the risk of fuel price, the company and its subsidiaries employ derivative financial instruments referenced mainly to crude oil and/or to their derivatives; are also contracted, directly with the local supplier, future fuel deliveries of aircraft based on predetermined prices.

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

To mitigate the risk of exchange rate, the company and its subsidiaries employ derivative financial instruments that are referenced to the U.S Dollar.

The currency exposure of the company as of December 31, 2012 and 2011 is shown below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

	Consolidated
	12/31/2012	12/31/2011
Assets
Cash and short-term investments	371,360	237,668
Deposits	556,582	455,127
Hedge premium	-	11,572
Prepaid Expenses with leases	15,291	30,382
Related parties transaction	-	-
Others	4,384	6,588
Total assets	947,617	741,337
Liabilities
Foreign suppliers	23,876	32,270
Short- and long-term debt	1,584,897	1,455,336
Finance leases payable	2,052,540	1,996,752
Other leases payable	35,845	59,552
Provision for aircraft return	312,411	181,044
Related Parties	-	-
Other U.S. Dollar-denominated liabilities	-	7,616
Total liabilities	4,009,569	3,732,570
Exchange exposure in R$	3,061,952	2,991,233

Obligations not recognized in balance sheet
Future obligations resulting from operating leases	4,046,547	1,991,402
Future obligations resulting from firm aircraft orders	32,462,490	15,780,007
Total	36,509,037	17,771,409

Total exchange exposure R$	39,570,989	20,762,642
Total exchange exposure US$	19,361,478	11,068,686
Exchange Rate (R$/US$)	2.0435	1.8758

c) Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in domestic and foreign interest rates, substantially the CDI and Libor, respectively. The highest exposure is in lease transactions, indexed to the Libor, and local debt.

To mitigate the interest rate risk, the Company and its subsidiaries held swap transactions with counterparties rated as investment grade.

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

As defined in the Risk Management Policy, the Company and its subsidiaries are required to evaluate the counterparty risks in financial instruments and diversify the exposure. Financial instruments are performed with counterparties rated at least as investment grade by S&P and Moody’s. The financial instruments are mostly contracted on commodities and futures exchanges (BM&FBOVESPA and NYMEX), which substantially mitigates the credit risk. The Company’s and its subsidiaries’ Risk Management Policy establishes a maximum limit of 20% per counterparty for short-term investments.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

e)  Liquidity risk

Liquidity risk takes on two distinct forms: market liquidity risk and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates.

As a way of managing the liquidity risk, the Company and its subsidiaries invest its funds in liquid assets (governmental bonds, CDBs, and investment funds with daily liquidity), and the Cash Management Policy establishes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio. As of December 31, 2012, the weighted average maturity of the Company’s and its subsidiaries’ financial assets was 15 days and of financial debt, excluding perpetual bonds, was 4.1 years.

f)  Capital management

The table below shows the financial leverage rate as of December 31, 2012 and December 31, 2011:

	Consolidated
	12/31/2012	12/31/2011
Shareholder’s equity	732,828	2,205,911
Cash and cash equivalents	(775,551)	(1,230,287)
Restricted cash	(224,524)	(109,095)
Short-term investments	(585,028)	(1,009,068)
Short- and long-term debts	5,191,175	4,991,448
Net debt (a)	3,606,072	2,642,998
Total capital (b)	4,338,900	4,848,909
Leverage ratio (a) / (b)	83%	55%

The Company and its subsidiaries remain committed to maintaining high liquidity and an amortization profile without pressure in the short-term refinancing.

Derivative financial instruments

The derivative financial instruments were recognized in the following balance sheet line items:

Movement of Assets and Liabilities	Fuel	Foreign currency	Interest rate

Asset (Liability) as of December 31, 2011	(9,217)	-	(88,440)
Fair Value Variations:
Gains (Losses) recognized on results	-	46.978	1.879
Gains (Losses) recognized in other comprehensive results	45.565	-	(24.641)
Payments (cash receipts) during the year	-	46.978	1.879
Asset (Liability) as of December 31, 2012 (*)	12,863	-	(54,749)

Movement of other comprehensive results	Fuel	Foreign currency	Interest Rate	Total

Balance as of December 31, 2011	(20.898)	-	(58.370)	(79.268)
Fair value adjustments during the year	45.565	-	(24.641)	20.924
Recycled to profit or loss (b)	(11.798)	-	7.064	(4.733)
Tax effect	(11.481)	-	5.976	(5.505)
Balance as of December 31, 2012	1.389	-	(69.971)	(68.582)

Effects on Result (a+b)	11.798	46.978	(5.186)	53.590

* Classified as "Rights with derivative operations" if the amount results in an asset or "Obligation with derivative operations " if the amount results in a liability.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

The Company and its subsidiaries adopt hedge accounting. On December 31, 2012, the derivatives contracted to hedge interest rate risk and fuel price risk were classified as "cash flow hedge", according to the parameters described in the Brazilian accounting standard CPC 38, and 40, technical guidance OCPC03 and International Accounting Standard IAS 39.

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

The balance of the actual fluctuations in the fair values of the derivatives designated as cash flow hedges is transferred from shareholders’ equity to profit or loss for the period in which the hedged costs or expenses impacts profit or loss. Gains or losses on effective cash flow hedges are recorded in balancing accounts of the hedged expenses, by reducing or increasing the operating cost, and the ineffective gains or losses are recognized as financial income or financial expenses for the period.

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

Designation of hedged item

a)    Fuel hedge

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contracts crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with jet fuel prices.

As of December 31, 2012, the company and its subsidiaries have contracts of options and collar, Brent and WTI, designated as cash flow hedge accounting of fuel.

Oil derivative contracts, designated as fuel hedges of the Company and its subsidiaries, are summarized below:

Closing balance at:	12/31/2012	12/31/2011
Fair value at end of the period (R$)	12,863	(9,217)
Volume hedged for future periods (thousand barrels)	1,849	3,631
Volume engaged for future periods (thousand barrels)	2,958	5,810
Gains (losses) with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)	1,389	(20,898)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

Period ended:	2012	2011
Hedge gains (losses) recognized in operating costs (R$)	3,255	-
Hedge gains (losses) recognized in financial income (expenses)(R$)	8,543	777
Total earnings (loss) (R$)	11,798	777

	1T13	2T13	3T13	4T13	Total 12M	1T13 - 2T15
Percentage of fuel exposure hedged	21%	9%	7%	7%	11%	6%
Notional amount in barrels (thousands)	825	339	270	280	1,714	1,244
Future rate agreed per barrel (US$) *	112.90	105.55	106.63	105.63	109.27	103.93
Total in reais **	190,340	73,118	58,834	60,441	382,734	264,206

* Weighted average between call strikes,

** The exchange rate as of 12/31/12 was R$2.0435/ US$1.00.

b)        Foreign Exchange Hedge

As of December 31, 2012, the company and its subsidiaries have future derivative contracts of US Dollar to foreign exchange cash flow protection, not designated as hedge accounting. The losses and gains of the derivatives, for the year ended December 31, 2012 and 2011, are presented below:

Period ended:	12/31/2012	12/31/2011
Fair value at the end of period (R$)	-	-
Volume hedged for future periods (R$)	368,250	-

Period ended:	2012	2011
Gains (losses) recognized in financial income (expenses) (R$)	51,189	1,022

	1T13	2T13	3T13	4T13	Total 12M
Percentage of cash flow exposure	28%	17%	10%	10%	16%
Notional amount (US$)	150,500	99,000	59,500	59,250	368,250
Future rate agreed (R$)	2.084	2.073	2.061	2.056	2.073
Total in reais	313,709	205,246	122,614	121,797	763,367

Since July, 2011 the Company and its subsidiaries do not have foreign exchange derivative contracts designated as fair value hedges of U.S. Dollar. The table below shows the amounts recognized in financial income related to these transactions:

Period ended:	2012	2011
Hedge effectiveness gains (losses) recognized in financial expenses (R$)	-	(34,130)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

In March 2012 the currency swaps (USD x CDI) to hedge a credit facility (working capital) indexed to US Dollar were settled. The Company and its subsidiaries did not enter into new contracts of this type.The table below shows the amounts recognized in financial income (expenses) related to these transactions:

Period ended:	2012	2011
Gains (losses) recognized in financial income (expenses)	(4,211)	2,618

c)        Interest rate hedges

As of December 31, 2012, the Company and its subsidiaries have swap derivatives designated as cash flow hedges for Libor interest rate. The following is a summary of interest rate derivative contracts designated as Libor cash flow hedges:

Closing balance at:	12/31/2012	12/31/2011
Fair value at the end of the period (R$)	(56,752)	(88,440)
Face value at the end of the period (US$)	278,058	505,181
Hedge losses recognized in shareholders’ equity, net of taxes (R$)	(69,971)	(58,370)

Period ended:	2012	2011
Losses recognized in financial expenses (R$)	(7,065)	(279)

As of December 31, 2012 the Company and its subsidiaries did not hold positions in Libor interest derivative contracts not designated for hedge accounting. The table below shows the amounts recognized in financial income and expenses related to these transactions:

Closing balance at:	12/31/2012	12/31/2011
Fair value at the end of the period (R$)	2,003	(7,789)
Face value at the end of the period (US$)	82,100	31,417

Period ended:	2012	2011
Gain (Losses) recognized in financial expenses	1,879	(21,704)

Sensitivity analysis of derivative financial instruments

The Company and its subsidiaries analyze the impact of the financial instrument quotation fluctuation on the  Company’s and its subsidiaries’ profit or loss and shareholders’ equity considering:

•                Increase and decrease by 10 percentage points in fuel prices, by keeping all the other variables constant;

•                Increase and decrease by 10 percentage points in Dollar exchange rate, by keeping all the other variables constant;

•                Increase and decrease by 10 percentage points in Libor interest rate, by keeping all the other variables constant;

The sensitivity analysis includes only relevant monetary items that are material for the risks above mentioned. A positive number indicates an increase in income and equity when the risk appreciates by 10%.

The table below shows the sensitivity analysis made by the Company’s management, at December 31, 2012 and 2011, based on the scenarios described above:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

Fuel:
	Position as of December 31, 2012		Position as of December 31, 2011
Increase/(decrease) in fuel prices (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(368)	(217)	(295)	(186)
(10)	368	240	295	181

Foreign exchange - USD:
	Position as of December 31, 2012		Position as of December 31, 2011
Appreciation/(devaluation) of USD/R$ (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(479)	(316)	(386)	(255)
(10)	479	316	386	255

Interest rate - Libor:
	Position as of December 30, 2012		Position as of December 31, 2011
Increase/(decrease) in Libor (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(1)	5	(0.5)	9
(10)	1	(5)	0.5	(9)

    Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

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

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

The following table states a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of December 31, 2012:

Financial Instrument	Book Value 12/31/2012	Other Significant Observable Factors (Level 2)

Cash equivalents	775,551	775,551
Short-term investments	585,028	585,028
Restricted cash	224,524	224,524
Liabilities from derivative transactions	56,752	56,752
Rights on derivative transactions	10,696	10,696

29.   Non-cash transactions

As of December 31, 2012, the Company and its subsidiaries increased their property, plant and equipment in the amount of R$104,679 and accounted for as prescribed dividends of R$577, these transactions did not affect its cash in the period.

30. Insurance

As of December 31, 2012, the insurance coverage by nature, considering the aircraft fleet, and related to the maximum reimbursable amounts indicated in U.S. Dollars, is as follows:

Aeronautical type	In Brazilian reais	In US Dollar
Guarantee – Hull/war	173,647	85,000
Civil liability per event/aircraft	1,532,175	750,000
Inventories (base and transit)	286,006	140,000

Pursuant to Law 10,744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which VRG may be required to pay, for amounts exceeding the limit of the insurance policies effective beginning September 10, 2001, limited to the amount in Brazilian Reais equivalent to one billion U.S. Dollars.

31.   Subsequent event

a.       From January 1, 2013, our subsidiary Smiles S.A. started operating activities related to relationship program "Smiles", which until December 31, 2012 were conducted by our subsidiary VRG Linhas Aéreas S.A. ("VRG"). The objective of the customer loyalty program (“program”) is to perform essentially: (i) the development and management of the program; and (ii) the marketing rights of redemption of rewards. This change in the group’ structure will modify the reportable segments, which will be separated into “Passengers Transportation” and Relationship Program - Smiles”  from the  first quarter of 2013.

b.      On February 1, 2013, the Company obtained approval of the non-declaration of acceleration and / or application of any penalty on breach of its contractual restrictive clauses. This release was deliberated by the General Meeting of Debenture Holders of the fourth and fifth debentures. As a result of this authorization, on March 25, 2013 (date of release of these Financial Statement), the Company is compliant with its obligations agreed in the indenture.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise)

c.       On February 07, 2013, the Company’s subsidiary VRG issued US$200 million of 10.75% p.a. in Senior Notes (“Senior Bonds Notes”) with maturity in 2023, in a transaction that is exempt from registration under the Securities Act of the USA, dated 1933, as amended ("Securities Act"). GLAI is the guarantor of the Senior Notes issued by its subsidiary VRG. The Notes are unsecured senior obligations and may be redeemed after five years. The Company intends to use the proceeds of the offering for the repayment of debts for the next three years and working capital.

d.      In February 27, 2013, in compliance with the provisions of article 157, paragraph 4, of law 6,404, of December 15, 1976, and within the meaning of article 2 of the statement of the Securities and Exchange Commission ("CVM") No. 358, of January 3, 2002, the company announced that its subsidiary, the Smiles S.A. ("Smiles"), filed an application for registration as a publicly-traded company and the distribution of initial public offering shares to the CVM ("IPO"), to be held in Brazil, in a non-organized over-the-counter market, pursuant to CVM Instruction nº 400 dated December 29, 2003 and CVM Instruction No. 480, of April 4, 2000, with stock placement efforts abroad. It is expected that the common shares will be admitted to trading on the “Novo Mercado” of BM & FBOVESPA's corporate governance. The offer is subject to the approval by the CVM and market conditions.

32. Condensed consolidating financial information of guarantors subsidiaries

The following condensed consolidating financial information, prepared in accordance with IFRS, is presented in lieu of providing separate audited financial statements for the guarantor subsidiary VRG, which is 100% owned by the Company, in connection with its full and unconditional guarantee, on a joint and several basis, of the obligation to pay principal and interest under the 8.75% perpetual notes, 7.50% (senior notes I) and 9.25% (senior bonds II) issued by the Company’s wholly owned subsidiary Finance.

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Condensed consolidating statement of financial position as of December 31, 2012

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated
	(GLAI)	(FINANCE)	(VRG)	(GAC + SMILES)

Assets
Current assets
Cash and cash equivalents	65,204	3,295	528,406	178,646	-	775,551
Short-term investments	176,413	-	410,057	-	(1,442)	585,028
Trade and other receivables	-	-	325,665	-	-	325,665
Inventories of parts and supplies	-	-	138,039	-	-	138,039
Other current assets	23,875	-	230,504	101,251	(91,930)	263,700
	265,492	3,295	1,632,671	279,897	(93,372)	2,087,983

Non-current assets
Other non-current assets
Credits with related parties	128,197	1,391,467	493,918	-	(2,013,582)	-
Other non-current assets	100,208	-	1,291,334	35,456	(73,613)	1,353,385
Total other non-current assets	228,405	1,391,467	1,785,252	35,456	(2,087,195)	1,353,385
Investments	254,114	-	-	-	(254,114)	-
Property, plant and equipment	-	-	2,993,301	892,498	-	3,885,799
Intangible assets	-	-	1,699,931	-	-	1,699,931
	482,519	1,391,467	6,478,484	927,954	(2,341,309)	6,939,115

Total assets	748,011	1,394,762	8,111,155	1,207,851	(2,434,681)	9,027,098

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Condensed consolidating statement of financial position as of December 31, 2012

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated
	(GLAI)	(FINANCE)	(VRG)	(GAC + SMILES)

Current liabilities
Short-term debt	-	41,980	1,679,087	70	(1,512)	1,719,625
Accounts payable	46	-	480,139	-	-	480,185
Advance ticket sales	-	-	823,190	-	-	823,190
Dividends payable	7	-	-	-	-	7
Provisions	-	-	179,950	-	-	179,950
Other current liabilities	6,664	-	845,119	99,326	(92,373)	858,736
Total current liabilities	6,717	41,980	4,007,485	99,396	(93,885)	4,061,693

Non-current liabilities
Long-term debt	-	1,469,729	2,075,386	-	(73,565)	3,471,550
Deferred taxes	-	-	-	-		-
Debt with related parties	-	-	534,262	1,479,320	(2,013,582)	-
Other non-current liabilities	8,995	-	743,729	8,367	(64)	761,027
Total non-current liabilities	8,995	1,469,729	3,353,377	1,487,687	(2,087,211)	4,232,577

Total shareholders' equity	732,299	(116,947)	750,293	(379,232)	(253,585)	732,828

Total shareholders' equity and liabilities	748,011	1,394,762	8,111,155	1,207,851	(2,434,681)	9,027,098

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Condensed consolidating statement of financial position as of December 31, 2012
	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated
	(GLAI)	(FINANCE)	(VRG)	(GAC + SMILES)

Total operating revenues	-	-	8,102,970	-	589	8,103,559

Operating expenses
Salaries	(12,816)	-	(1,556,854)	-	-	(1,569,670)
Aircraft fuel	-	-	(3,742,219)	-	-	(3,742,219)
Aircraft rent	-	-	(644,031)	-	-	(644,031)
Aircraft insurance	-	-	(26,875)	-	-	(26,875)
Sales and marketing	(395)	-	(426,582)	-	395	(426,582)
Landing fees	-	-	(559,421)	-	-	(559,421)
Aircraft and traffic servicing	(893)	-	(527,198)	-	(646)	(528,737)
Maintenance materials and repairs	-	-	(417,990)	(251)	251	(417,990)
Depreciation	(89)	-	(519,542)	-	-	(519,631)
Gain on bargain purchase	-	-	-	-	-	-
Other operating expenses	(949)	-	(609,867)	36,861	(61)	(574,016)
Total operating expenses	(15,142)	-	(9,030,579)	36,610	(61)	(9,009,172)

Income(loss) before finance income and expenses	(15,142)	-	(927,609)	36,610	528	(905,613)

Total finance costs and other income (expense)	(80,984)	(33,253)	(482,504)	(82,468)	-	(679,209)

Equity in income (loss) of subsidiary	(1,412,144)	-	-	-	1,412,144	-

Income (loss) before income taxes	(1,508,270)	(33,253)	(1,410,113)	(45,858)	1,412,672	(1,584,822)

Income taxes	(5,173)	-	77,080	-	-	71,907

Net income (loss) for the year	(1,513,443)	(33,253)	(1,333,033)	(45,858)	1,412,672	(1,512,915)

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Condensed consolidating statement of cash flows for the year ended December 31, 2012

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated
	(GLAI)	(FINANCE)	(VRG)	(GAC + SMILES)
Cash flows from operating activities:
Net cash provided by (used in) operating activities	(141,644)	(41,578)	307,679	(148,006)	156,842	133,293

Cash flows from investing activities:
Acquisition of property, plant and equipment, net	-	-	(339,284)	(115,820)	862	(454,242)
Intangibles	89	-	(20,772)	-	(89)	(20,772)
Net investments in restricted cash	-	-	(115,167)	-	(262)	(115,429)
Net investments in financial assets	107,092	-	-	-	(107,092)	-
Other	-	-	-	-	-	-
Net cash used (used in) investing activities	107,181	-	(475,223)	(115,820)	(106,581)	(590,443)

Cash flows from financing activities:
Net proceeds from debt	(40,677)	125,609	21,955	70	(129,254)	(22,297)
Related parties transactions	(96,552)	(83,191)	(330,702)	432,028	78,417	-
Addition of treasury shares	17,337	-	-	-	-	17,337
Others	3	-	-	-	576	579
Net cash provided by (used in) financing activities	(119,889)	42,418	(308,747)	432,098	(50,261)	(4,381)

Effects of exchange rate changes on the balance of cash held in foreign currencies	-	-	6,795	-	-	6,795

Net increase (decrease) in cash and cash equivalents	(154.352)	840	(469,496)	168,272	-	(454,736)

Cash and cash equivalents at beginning of the year	219,556	2,455	997,902	10,374	-	1.230,287
Cash and cash equivalents at end of the year	65,204	3,295	528,406	178,646	-	775,551

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Condensed consolidating statement of financial position as of December 31, 2011

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated
	(GLAI)	(FINANCE)	(VRG)	(GAC)
Assets
Current assets
Cash and cash equivalents	219,556	2,455	997,902	10,374		1,230,287
Short-term investments	69,885	-	1,008,036	-	(68,853)	1,009,068
Trade and other receivables	-	-	354,134	-		354,134
Inventories of parts and supplies	-	-	151,023	-	-	151,023
Other current assets	(32,939)	5,101	344,322	67,956	9,352	393,791
	256,502	7,556	2,855,417	78,330	(59,501)	3,138,303

Non-current assets
Other non-current assets
Credits with related parties	342,204	1,308,276	222,725	(1,056,663)	(816,542)	-
Other non-current assets	12,374	-	976,676	44,827	44,828	1,078,705
Total other non-current assets	354,578	1,308,276	1,999,401	(1,011,836)	(771,714)	1,078,705
Investments	2,103,325	-	-	-	(2,103,325)	-
Property, plant and equipment	-	-	3,113,792	776,678		3,890,470
Intangible assets	89	-	1,783,868	-	-	1,783,957
	2,457,992	1,308,276	6,097,061	(235,158)	(2,875,040)	6,753,132

Total assets	2,714,494	1,315,832	8,952,478	(156,828)	(2,934,539)	9,891,435

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Condensed consolidating statement of financial position as of December 31, 2011

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated
	(GLAI)	(FINANCE)	(VRG)	(GAC)

Current liabilities
Short-term debt	40,676	38,799	1,474,289	-	(1,324)	1,552,440
Accounts payable	6,353	-	408,210	-	-	414,563
Advance ticket sales	-	-	744,743	-	-	744,743
Dividends payable	584	-	-	-	-	584
Provisions	-	-	75,568	-	-	75,568
Other current liabilities	(4,306)	-	796,945	7,564	7,564	807,767
Total current liabilities	43,307	38,799	3,499,755	7,564	6,240	4,089,859

Non-current liabilities
Long-term debt	-	1,347,300	2,159,237	-	(67,529)	3,439,008
Debt with related parties	222,725	-	593,817	-	(816,542)	-
Other non-current liabilities	(8,039)	-	627,028	15,931	15,931	650,851
Total non-current liabilities	214,686	1,347,300	3,380,082	15,931	(868,140)	4,853,565

Total shareholders' equity	2,456,502	(70,268)	2,072,640	(180,323)	(2,072,640)	2,205,911

Total shareholders' equity and liabilities	2,714,494	1,315,832	8,952,478	(156,828)	(2,934,540)	9,891,435

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Condensed consolidating statement of operations for the year ended December 31, 2011

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated
	(GLAI)	(FINANCE)	(VRG)	(GAC)
Total operating revenues	-	-	7,539,308	8	(8)	7,539,308

Operating expenses
Salaries	(27,137)	-	(1,533,299)	-	-	(1,560,436)
Aircraft fuel	-	-	(3,060,665)	-	-	(3,060,665)
Aircraft rent	(1,808)	-	(505,058)	(1,808)	3,617	(505,058)
Aircraft insurance	-	-	(31,921)	-	-	(31,921)
Sales and marketing	(590)	-	(402,568)	-	589	(402,568)
Landing fees	-	-	(395,249)	-	-	(395,249)
Aircraft and traffic servicing	(7,217)	-	(476,834)	(1,614)	1,023	(484,642)
Maintenance materials and repairs	-	-	(434,181)	-	-	(434,181)
Depreciation	(89)	-	(388,544)	-	(7,174)	(395,807)
Gain on bargain purchase	-	-	88,428	-	-	88,428
Other operating expenses	19,619	-	(626,698)	21,424	(16,058)	(601,713)
Total operating expenses	(17,222)	-	(7,766,590)	18,002	(18,003)	(7,783,812)

Income (loss) before finance income and expenses	(17,222)	-	(227,282)	18,009	(18,011)	(244,504)

Total finance costs and other income (expense)	(236,609)	(31,909)	(519,305)	(97,771)	129,680	(755,914)

Equity in income (loss) of subsidiary	(518,274)	-	-	-	518,274	-
Income (loss) before income taxes	(772,105)	(31,909)	(746,587)	(79,762)	629,943	(1,000,418)

Income taxes	20,567	-	228,313	-	-	248,880
Net income (loss) for the year	(751,538)	(31,909)	(518,274)	(79,762)	629,943	(751,538)

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Condensed consolidating statement of cash flows for the year ended December 31, 2011

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated
	(GLAI)	(FINANCE)	(VRG)	(GAC)
Cash flows from operating activities:
Net cash provided by (used in) operating activities	(39,925)	(158,006)	56,784	(409,246)	(52,127)	(602,520)

Cash flows from investing activities:
Acquisition of property, plant and equipment, net	-		(110,427)	(221,526)	52,127	(279,826)
Intangibles	-			(80,863)	-	(80,863)
Net investments in restricted cash	-			(74,594)	-	(74,594)
Net investments in financial assets	-			(33,885)	-	(33,885)
Other	-			-	-	-
Net cash used (used in) investing activities	-	-	(110,427)	(410,868)	52,127	(469,168)

Cash flows from financing activities:
Net proceeds from long-term debt	-	-	-	237,133		237,133
Credit with related parties	36,272	135,473	(34,636)	(137,109)		-
Addition of treasury shares	-	-	-		-	-
Others	97,624	-	19,790		-	117,414
Net cash provided by (used in) financing activities	133,896	135,473	(14,846)	100,024	-	354,547

Effects of exchange rate changes on the balance of cash held in foreign currencies	-	-	-	(8,430)	-	(8,430)

Net increase (decrease) in cash and cash equivalents	93,970	(22,533)	(68,488)	(728,520)	-	(725,571)

Cash and cash equivalents at beginning of the year	125,586	24,988	78,862	1,726,422	-	1,955,858
Cash and cash equivalents at end of the year	219,556	2,455	10,374	997,902	-	1,230,287

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Condensed consolidating statement of operations for the year ended December 31, 2010

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated
	(GLAI)	(FINANCE)	(VRG)	(GAC)
Total operating revenues	-	-	6,979,447	-	-	6,979,447

Operating expenses
Salaries	(26,373)	-	(1,226,029)	-	-	(1,252,402)
Aircraft fuel	-	-	(2,287,410)	-	-	(2,287,410)
Aircraft rent	3,607	-	(552,038)	(3,607)	-	(555,645)
Sales and marketing	(246)	-	(367,511)	-	-	(367,757)
Landing fees	-	-	(331,883)	-	-	(331,883)
Aircraft and traffic servicing	(6,414)	-	(418,640)	(2,799)	-	(427,853)
Maintenance materials and repairs	-	-	(422,950)	-	-	(422,950)
Depreciation and amortization	(89)	-	(281,515)	-	-	(281,604)
Other operating expenses	11,134	-	(375,295)	17,765	(11,359)	(354,148)
Total operating expenses	(18,381)	-	(6,263,271)	11,359	(11,359)	(6,281,652)

Income (loss) before finance income and expenses	(18,381)	-	716,176	11,359	(11,359)	697,795

Total finance income (expense)	(70,464)	(23,390)	(240,835)	(66,673)	90,063	(311,299)

Equity in income of subsidiary	292,463	-	-	-	(292,463)	-

Income (loss) before income taxes	203,618	(23,390)	475,341	(55,314)	(213,759)	386,496

Income taxes	10,579	-	(182,878)	-	-	(172,299)

Net income (loss) for the year	214,197	(23,390)	292,463	(55,314)	(213,759)	214,197

GOL LINHAS AÉREAS INTELIGENTES S.A.
NOTES TO THE CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
(In thousands of Brazilian Reais, except when indicated otherwise)
Condensed consolidating statement of cash flows for the year ended December 31, 2010

	Parent	Issuer	Subsidiary	Subsidiary	Consolidating
	Company	Subsidiary	Guarantor	Non guarantor	Adjustments	Consolidated
	(GLAI)	(FINANCE)	(VRG)	(GAC)
Cash flows from operating activities:
Net cash provided by (used in) operating activities	7,662	(434,589)	739,846	55,267	355,711	723,897

Cash flows from investing activities:
Payment for property, plant and equipment	138,380	-	(368,849)	-	-	(230,469)
Investments in restricted cash, net	3,180	-	(11,596)	-	-	(8,416)
Short term investments	5,442	-	12,496	-	-	17,938
Other	-	-	(58,512)	-	-	(58,512)
Net cash used (provided by) investing activities	147,002	-	(426,461)	-	-	(279,459)

Cash flows from financing activities:
Net proceeds	219,996	459,561	(15,118)	-	(459,561)	204,878
Credit with related parties	(283,622)	-	283,622	-	-	-
Dividends paid	(185,839)	-	-	-	-	(185,839)
Capital increase	120,861	-	-	-	-	120,861
Net cash provided by (used in) financing activities	(128,604)	459,561	268,504	-	(459,561)	139,900

Effects of exchange rate changes on the balance of cash held in foreign currencies	-	-	(10,888)	-	-	(10,888)

Net increase (decrease) in cash and cash equivalents	26,060	24,972	571,001	55,267	(103,850)	573,450

Cash and cash equivalents at beginning of the year	203,376	16	1,155,421	23,595	-	1,382,408
Cash and cash equivalents at end of the year	229,436	24,988	1,726,422	78,862	(103,850)	1,955,858