Form 20-F
period 2013-12-31
Gol Intelligent Airlines Inc.
filed 2014-04-28
CIK 1291733

As filed with the Securities and Exchange Commission on April 28, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

_______________

FORM 20-F

_______________

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31,  2013

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

The number of outstanding shares of each class of stock of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2013:

143.858.204                                                         Shares of Common Stock

 135.003.122                                                         Shares of Preferred Stock

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

We have translated some of the real  amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts in respect of the year ended December 31, 2013 was R$2.343 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect on December 31, 2013, as reported by the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real  amounts represent, or could have been or could be converted into, U.S. dollars at the above rate. See “Exchange Rates” for more detailed information regarding the Brazilian foreign exchange system and historical data on the exchange rate of the real  against the U.S. dollar.

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

In 2013, we segregated the Smiles loyalty program activities into Smiles S.A. In May 2013, Smiles concluded its approximately R$1.1 billion initial public offering, which allowed for the creation of a fully dedicated management team that will pursue all business opportunities from the growth of this market in Brazil. Smiles’ results are reported in a consolidated basis. For purposes of reconciliation with the income (loss), assets and liabilities, as well as for purposes of equity method of accounting and for consolidation purposes, we eliminated entries and consolidation adjustments to conform our accounting practices related to Smiles’ revenues.

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

•         “Passenger revenue per available seat kilometer” or “PRASK” represents passenger revenue divided by available seat kilometers.

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

Cautionary Statements about Forward-Looking Statements

This annual report includes forward-looking statements, principally under the captions “Risk Factors,” “Operating and Financial Review and Prospects” and “Business Overview.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting us. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•         general economic, political and business conditions in Brazil and in other South American, United States and Caribbean markets we serve;

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

ITEM 3.       Key Information

A.      Selected Financial Data

We present in this section the following summary financial data:

•         Summary financial information derived from our audited consolidated financial statements included herein as of and for the years ended December 31, 2013, 2012 and 2011; and

•         Summary financial information derived from our audited consolidated financial statements not included herein as of and for the year ended December 31, 2010 and 2009.

The following tables present summary historical consolidated financial and operating data for us for each of the periods indicated. Solely for the convenience of the reader, real  amounts as of and for the year ended December 31, 2013 have been translated into U.S. dollars at the commercial market rate in effect on December 31, 2013 as reported by the Central Bank of R$2.343 to US$1.00.

Summary Financial Information

	Year Ended December 31,
	2009	2010	2011	2012	2013	2013
Income Statement Data:	(in thousands of R$)					(in thousands of US$)
Operating revenues:
Passenger	5,306,530	6,277,657	6,713,029	7,159,987	8,122,161	3,467,157
Cargo and other	718,852	701,790	826,279	943,572	834,051	356,036
Total operating revenues	6,025,382	6,979,447	7,539,308	8,103,559	8,956,212	3,823,193
Operating expenses:
Salaries	(1,100,953)	(1,252,402)	(1,560,436)	(1,569,670)	(1,333,462)	(569,223)
Aircraft fuel	(1,813,104)	(2,287,410)	(3,060,665)	(3,742,219)	(3,610,822)	(1,541,374)
Aircraft rent	(650,683)	(555,662)	(505,058)	(644,031)	(699,193)	(298,469)
Sales and marketing	(364,551)	(367,757)	(402,568)	(426,582)	(516,059)	(220,293)
Landing fees	(312,637)	(331,882)	(395,249)	(559,421)	(566,541)	(241,843)
Aircraft and traffic servicing	(381,721)	(430,521)	(484,642)	(528,737)	(599,479)	(255,903)
Maintenance, materials and repairs	(417,212)	(422,950)	(434,181)	(417,990)	(460,805)	(196,707)
Depreciation and amortization	(142,853)	(281,604)	(395,807)	(519,631)	(560,966)	(239,463)
Other operating expenses	(428,376)	(351,464)	(633,634)	(600,891)	(342,896)	(146,374)
Gain on bargain purchase	-	-	88,428	-	-	-
Total operating expenses	(5,612,090)	(6,281,652)	(7,783,812)	(9,009,172)	(8,690,223)	(3,709,649)
Income (loss) from operations before income (expense)	413,292	697,795	(244,504)	(905,613)	265,989	113,544
Interest expense	(288,112)	(297,256)	(414,430)	(453,731)	(532,078)	(227,131)
Financial income (expense), net	630,956	(14,043)	(341,484)	(225,478)	(387,138)	(165,260)
Income (loss) before income taxes and social contribution	756,136	386,496	(1,000,418)	(1,584,822)	(653,227)	(278,847)
Income taxes	134,696	(172,299)	248,880	71,907	(71,363)	(30,463)
Net income (loss)	890,832	214,197	(751,538)	(1,512,915)	(724,590)	(309,310)

Summary Financial Information

	Year Ended December 31,
	2009	2010	2011	2012	2013	2013
Income Statement Data:	(in thousands of R$)					(in thousands of US$)
Participation of Non-controlling shareholders	-	-	-	-	71,957	30,717
Participation of Controlling shareholders	890,832	214,197	(751,538)	(1,512,915)	(796,547)	(340,027)
Basic earnings (loss) per share (1):	3.916	0.798	(2.78)	(5.61)	(2.62)	(1.21)
Diluted earnings (loss) per share (1):	3.914	0.796	(2.78)	(5.61)	(2.62)	(1.21)
Weighted average number of outstanding shares in relation to basic earnings (loss) per share (in thousands)(1)	227,472	268,564	270,376	269,869	276,714	276,714
Weighted average number of outstanding shares in relation to diluted earnings (loss) per share (in thousands)(1)	227,583	268,954	270,376	269,869	276,714	276,714
Basic earnings (loss) per ADS (1)	3.916	0.798	(2.78)	(5.61)	(2.62)	(1.21)
Diluted earnings (loss) per ADS(1)	3.914	0.796	(2.78)	(5.61)	(2.62)	(1.21)
Dividends declared per share (net of withheld income tax) (1)	0.70	0.19	-	-	-	-
Dividends declared per ADS (net of withheld income tax) (1)	0.70	0.19	-	-	-	-

	As of December 31,
	2009	2010	2011	2012	2013	2013
Balance Sheet Data:	(in thousands of R$)					(in thousands of US$)
Cash and cash equivalents	1,382,408	1,955,858	1,230,287	775,551	1,635,647	698,219
Short-term investments	40,444	22,606	1,009,068	585,028	1,155,617	493,305
Trade receivables(2)	519,308	303,054	354,134	325,665	324,821	138,658
Deposits	855,569	715,377	630,599	657,196	847,708	361,866
Total assets	8,720,120	9,063,847	10,655,141	9,027,098	10,638,448	4,541,299
Short-term debt	591,695	346,008	1,552,440	1,719,625	440,834	188,182
Shareholders’ equity	2,609,986	2,929,169	2,205,911	732,828	1,218,500	520,149

	Year Ended December 31,
	2009	2010	2011	2012	2013	2013
Other Financial Data:	(in thousands of R$ except percentages)					(in thousands of US$)
Operating margin(3)	6.9%	10.0%	(3.2)%	(11.2%)	3.0%	3.0%
Net cash provided by (used in) operating activities	457,259	723,897	(602,520)	133,293	403,881	172,407
Net cash provided by (used in) investing activities	5,422	(279,459)	(469,168)	(590,443)	(318,936)	(136,146)
Net cash provided by (used in) financing activities	769,238	139,900	354,547	(4,381)	807,162	344,558

Summary Operational Data

	Year Ended December 31
	2009	2010	2011(5)	2012	2013
Operating Data:
Revenue passengers (in thousands)	28,410	32,915	36,220	39,164	36,306
Revenue passenger kilometers (in millions)(6)	25,669	30,649	34,461	36,410	34,684
Available seat kilometers (in millions) (6)	40,355	45,937	50,373	51,867	49,633
Load-factor	63.6%	66.7%	68.4%	70.2%	69.9%
Break-even load-factor	59.2%	60.0%	70.6%	78.0%	67.8%
Aircraft utilization (block hours per day)	11.6	12.9	13.0	12.1	11.2
Average fare (R$)	191	191	185	183	224
Yield per passenger kilometer (R$ cents)	20.7	20.5	19.5	19.7	23.4
Passenger revenue per available seat kilometer (R$ cents)	13.1	13.7	13.4	13.8	16.4
Operating revenue per available seat kilometer (R$ cents)	14.9	15.2	15.0	15.6	18.0
Operating expense per available seat kilometer (R$ cents)	13.9	13.7	15.5	17.4	17.5
Operating expense less fuel expense per available seat kilometer (R$ cents)	9.4	8.7	9.4	10.2	10.2
Departures	273,602	295,160	314,190	348,578	316,466
Departures per day	750	811	861	955	867
Destinations served	59	59	63	65	65
Average stage length (kilometers)	890	907	908	877	897
Full-time equivalent employees at period end	17,963	18,776	20,525	17,726	16,319
Fuel liters consumed (in thousands)	1,291,412	1,465,299	1,591,917	1,655,421	1,511,869
Percentage of sales through website during period(4)	92.4%	88.1%	88.4%	88.8%	87.6%
Percentage of sales through website and call center during period	98.7%	95.1%	94.5%	94.5%	92.5%

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

(5)   Information regarding revenue passengers, aircraft utilization, average fare, departures, departures per day, average stage length, average number of operating aircraft, fuel liters consumed, percentage of sales through website and percentage of sales through website and call center include data for Webjet as of and including October 1, 2011.

(6)   Source: National Civil Aviation Agency (Agência Nacional de Aviação Civil), or ANAC.

Exchange Rates

Brazil’s foreign exchange system allows the purchase and sale of currency and the international transfer of reais by any person or legal entity, regardless of amount, subject to certain regulatory procedures.

The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Most recently, the real  was R$1.566 per US$1.00 in August 2008. Primarily as a result of the crisis in the global financial markets, the real  depreciated 31.9% against the U.S. dollar and reached R$2.337 per US$1.00 at year end 2008. In 2009 and 2010, the real appreciated against the U.S. dollar and reached R$1.666 per US$1.00 at year end 2010. During 2011 the real depreciated and on December 31, 2011, the exchange rate was R$1.876 per US$1.00. During 2012 and 2013, the real  continued to depreciate and on December 31, 2013, the exchange rate was R$2.343 per US$1.00.

The Central Bank has intervened occasionally to combat instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real  to float freely or will intervene in the exchange rate market through a currency band system or otherwise.

The following tables present the selling rate, expressed in reais to the U.S. dollar (R$/US$), for the periods indicated:

	Period-End	Average for Period (1)	Low	High
	(R$ per US$)
Year
2009	1.741	1.994	1.702	2.422
2010	1.666	1.759	1.655	1.881
2011	1.876	1.675	1.535	1.902
2012	2.044	1.955	1.702	2.112
2013	2.343	2.161	1.953	2.446
2014 (through April 22, 2014)	2.238	2.339	2.187	2.440

	Month-End	Average for Month (2)	Low	High
	(R$ per US$)
Month
October 2013	2.203	2.189	2.161	2.212
November 2013	2.325	2.295	2.243	2.336
December 2013	2.343	2.345	2.310	2.382
January 2014	2.426	2.382	2.334	2.440
February 2014	2.333	2.384	2.333	2.424
March 2014	2.260	2.330	2.260	2.365
April 2014 (through April 22)	2.238	2.232	2.187	2.280

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

Risks Relating to Brazil

The Brazilian government has exercised,  and continues to exercise,  significant influence over the Brazilian economy. This involvement,  as well as Brazilian political and economic conditions,  could adversely affect us and the trading price of our ADSs and our preferred shares.

The Brazilian government frequently has intervened in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations and limits on imports. We and the trading price of our securities may be adversely affected by changes in policy or regulations at the federal, state or municipal levels involving or affecting factors such as:

•         interest rates;

•         currency fluctuations;

•         inflation;

•         liquidity of capital and lending markets;

•         tax policies;

•         exchange rates and exchange controls and restrictions on remittances abroad, such as those that were briefly imposed in 1989 and early 1990;

•         outcome of the elections being held in 2014; and

•         other political, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors creates instability in the Brazilian economy, increasing the volatility of the Brazilian securities markets, which may have an adverse effect on us. Recent economic and political instability has led to legislative or regulatory changes that resulted in increased economic uncertainty, a negative perception of the Brazilian economy and outlook and heightened volatility in the Brazilian securities markets, which may adversely affect us and our securities.

Political crises in Brazil in the past have affected the development of the Brazilian economy and the trust of foreign investors, as well as the public in general.  Recent popular unrest in Brazil has led to large demonstrations in mid-2013, which serves as an example of the population’s growing dissatisfaction with corruption and certain political measures.

Developments and the perception of risk in other countries,  including the United States and emerging market countries,  may adversely affect the market price of Brazilian securities,  including the ADSs and our preferred shares.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, the European Union and emerging market countries. Although economic conditions in those countries may differ significantly from economic conditions in Brazil, investor’s reactions to developments in other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crisis in the United States, the European Union or emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of the ADSs or our preferred shares, and could also make it more difficult for us to gain access to the capital markets and finance our operations on acceptable terms, or at all.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. After the implementation of the Plano Real in 1994, the annual rate of inflation in Brazil decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA. Inflation measured by the IPCA index was 6.5%, 5.8% and 5.9% in 2011, 2012 and 2013, respectively. The inflation rate for the General Market Prices Index (Índice Geral de Preços de Mercado), or IGP-M, was 5.1%, 7.8% and 5.5% in 2011, 2012 and 2013, respectively.

Between 2004 and 2010, the Central Bank’s Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia) rate, or SELIC rate, which is the base interest rate for the Brazilian banking system, varied between 19.8% and 8.6%. On December 31, 2011, 2012 and 2013, the SELIC rate was 11.0%, 7.25% and 10.0% respectively.

Inflation and the Brazilian government’s measures to fight it, principally through the Central Bank, have had and may have significant effects on the Brazilian economy and us. Tight monetary policies with high interest rates have restricted and may restrict Brazil’s growth and the availability of credit. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us. In addition, we may not be able to adjust the fares we charge our customers to offset the effects of inflation on our cost structure.

Risks Relating to Us and the Brazilian Airline Industry

Substantial fluctuations in fuel costs or the unavailability of fuel would harm us.

Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. The price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, which at times in 2007 and 2008 were at historically high levels, affects our fuel costs, which constitute a significant portion of our total operating expenses, accounting for 41.6% of our operating expenses for the year ended December 31, 2013. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. In the event of an international or local fuel supply shortage, our fuel prices would likely increase. Although we enter into hedging arrangements to reduce our exposure to fuel price fluctuations and have historically passed on the majority of fuel price increases by adjusting our fare structure, the price and availability of fuel cannot be predicted with any degree of certainty. Our hedging activities and fares adjustments may not be sufficient to protect us fully from fuel price increases.

Substantially all of our fuel is supplied by one source, Petrobras Distribuidora S.A., or Petrobras Distribuidora. If Petrobras Distribuidora is unable or unwilling to continue to supply fuel to us at the times and in the quantities that we require, we would be adversely affected.

Events resulting from prolonged instability in the Middle East or other oil-producing regions or the suspension of production by any significant producer, may result in substantial price increases, adverse exchange rates, or the unavailability of adequate supplies and adversely affect our profitability. In addition, the same effect may be caused by natural disasters or other significant unexpected disruptive events in regions that normally rely on other energy sources. No assurances can be given about trends in fuel prices, and average fuel prices may be significantly higher than current prices.

The airline industry is particularly sensitive to changes in economic conditions and continued negative economic conditions would likely continue to adversely affect us and our ability to obtain financing on acceptable terms.

Our operations and the airline industry in general are particularly sensitive to changes in economic conditions. Unfavorable economic conditions globally, as well as unfavorable economic conditions in Brazil, as demonstrated by a low GDP growth, a constrained credit market and increased business operating costs could reduce spending on both leisure and business travel as well as cargo transportation. Unfavorable economic conditions can also affect our ability to raise fares to counteract increased fuel, labor and other costs. Any of these factors may negatively affect us.

Unfavorable economic conditions, a significant decline in demand for air travel or continued instability of the credit and capital markets could also result in pressure on our debt costs, operating results and financial condition and would affect our growth and investment plans. These factors could also negatively affect our ability to obtain financing on acceptable terms and our liquidity generally.

Exchange rate instability may materially and adversely affect us and the market price of the ADSs and our preferred shares.

For example, the real  was valued at R$1.67 per US$1.00 in August 2008. Following the onset of the crisis in the global financial markets, the real  depreciated 31.9% against the U.S. dollar and reached R$2.34 per US$1.00 at the end of 2008. In 2010, the real  appreciated against the U.S. dollar, reaching R$1.661 per US$1.00 at the end of 2010. In 2011, the real  depreciated against the U.S. dollar, reaching R$1.867 per US$1.00 at the end of 2011. In 2012 and 2013, the real  depreciated against the U.S. dollar, reaching R$2.343 per US$1.00 as of December 31, 2013. There can be no assurance that the real  would not depreciate or appreciate further against the U.S. dollar, notwithstanding Brazilian government’s efforts to keep the exchange rate at current levels.

Depreciation of the real  against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole, curtail access to foreign financial markets and prompt government intervention, including recessionary governmental policies. Depreciation of the real  against the U.S. dollar can also, as in the context of an economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole. On the other hand, appreciation of the real  relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange current accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real  could materially and adversely affect us.

Substantially all of our passenger revenue and cargo revenue and temporary investments are denominated in reais  and a significant part of our operating expenses, such as fuel, aircraft and engine maintenance services, aircraft rent payments and aircraft insurance, are denominated in, or linked to, U.S. dollars. For the year ended December 31, 2013, 55.1% of our operating expenses were either denominated in or linked to the U.S. dollar. In addition, the purchase price of the Boeing 737 aircraft is denominated in U.S. dollars. At the end of 2013, R$4,346.4 million or 77.8% of our indebtedness was denominated in U.S. dollars and we had a total of R$4,094.0 million in U.S. dollar-denominated future operating lease payment obligations. We are also required to maintain U.S. dollar-denominated deposits and maintenance reserve deposits under the terms of some of our aircraft operating leases. We may incur substantial additional amounts of U.S. dollar-denominated operating leases or financial obligations and U.S. dollar-denominated indebtedness and be subject to fuel cost increases linked to the U.S. dollar. While in the past we have generally adjusted our fares in response to, and to alleviate the effect of, depreciation of the real and increases in the price of jet fuel (which is priced in U.S. dollars) and have entered into hedging arrangements to protect us against the short-term effects of such developments, there can be no assurance we will be able to continue to do so. In addition, there is no economically viable hedging alternative for medium- and long-term depreciation of the real.

Depreciation of the real  also reduces the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our preferred shares and, as a result, the ADSs.

Changes to Brazilian rules regarding slots distribution, fare restrictions and fees associated with civil aviation may adversely affect us.

In February 2013, ANAC announced a series of public hearings to discuss proposed changes to rules governing the allocation of slots at Brazilian airports, which would consider operational efficiency (punctuality and regularity) as the main determinant for the allocation of slots.

Also in February 2013, the Civil Aviation Secretary, or SAC, announced a new proposal focused specifically on slot distribution rules at Congonhas airport (São Paulo). SAC’s proposal would alter current regulation and takes into account operational efficiency as a principal determinant for slot allocation at Congonhas airport, as well as domestic market (main cities) and regional market share as complementary factors.

The new proposals, which are currently being reviewed by the Brazilian Legislature and Executive members, may change the current slot allocation criteria and as a result reduce our number of slots at Brazil’s main airports. If there is a change in the rule regarding slots redistribution we could be negatively affected by higher competition in this airport from new competitors. During the course of public hearings held in connection with these proposed changes, the Brazilian Association of Airline Companies (Associação Brasileira das Empresas Aéreas), or ABEAR, sent a proposal which included a request for the creation of additional slots, which would be preferably awarded to new entrants.

Changes to the Brazilian civil aviation regulatory framework may adversely affect us.

Brazilian aviation authorities monitor and influence the developments in Brazil’s airline market. For example, in airports regulated by the Brazilian Airport Infrastructure Company (Empresa Brasileira de Infraestrutura Aeroportuária), or INFRAERO, INFRAERO addressed overcapacity by establishing strict criteria that must be met before new routes or additional flight frequencies are awarded. INFRAERO’s policies as well as those of other aviation supervisory authorities have in the past, and may continue to, negatively affect our operations.

In August 2011, the Brazilian government privatized the new Natal airport, which construction is on the verge of completion. In February 2012, the Brazilian government privatized the Guarulhos, Brasília and Campinas international airports, which will be operated by the winners of the privatization auction for periods of 20 to 30 years. In November 2013, the Brazilian government privatized Galeão (Rio de Janeiro) and Confins (Belo Horizonte) airports. Other airports  may also be privatized in the future, although the government has announced there are no current plans. We are unable to foresee the effect that these privatizations will have on us, especially on our operational efficiencies, during periods of construction and renovation, and our operational costs. We may, for example, incur additional fees charged by the new operators of these airports without a comparable improvement in the efficiencies of the same airport. See “Regulation of the Brazilian Civil Aviation Market–Airport Infrastructure.”

Changes to the Brazilian civil aviation regulatory framework may alter the competitive dynamics of our industry and may adversely affect our operations, see “−We operate in a highly competitive industry.”

Technical and operational problems in the Brazilian civil aviation infrastructure,  including air traffic control systems,  airspace and airport infrastructure may have a material adverse effect on us.

We are dependent on improvements in the coordination and development of Brazilian airspace control and airport infrastructure, which, mainly due to the large growth in civil aviation in Brazil in recent years, require substantial improvements and government investments. This dependence is underlined by the need for additional infrastructure investments for the World Cup (2014) and the Summer Olympics (2016) in Brazil.

If the measures taken and investments made by the Brazilian government and regulatory authorities do not prove sufficient or effective, air traffic control, airspace management and sector coordination-related difficulties might reoccur or worsen, which might have a material adverse effect on us.

Slots at Congonhas Airport in São Paulo, the most important airport for our operations, are fully utilized. The Santos-Dumont airport in Rio de Janeiro, a highly utilized airport with half-hourly shuttle flights between São Paulo and Rio de Janeiro, has certain slot restrictions. Several other Brazilian airports, for example the Brasília, Campinas, Salvador, Confins and São Paulo (Guarulhos) international airports, have limited the number of slots per day due to infrastructural limitations at these airports. Any condition that would prevent or delay our access to airports or routes that are vital to our strategy or our inability to maintain our existing slots, and obtain additional slots, could materially adversely affect our operations. In addition, we cannot assure that any investments will be made by the Brazilian government in the Brazilian aviation infrastructure to permit a capacity increase at busy airports and consequently additional concessions for new slots to airlines.

As a result of significant losses in 2011, 2012 and 2013, our financial condition has been materially weakened.

Significant losses in 2011, 2012 and 2013 have materially weakened our financial condition. We had net losses of R$752 million in 2011, R$1,513 million in 2012 and R$725 million in 2013. These losses were mainly a factor of increased operating expenses that we do not control, including: a 24.6% increase in average aircraft fuel prices over the course of the last three years, a 22.9% depreciation of the real against the U.S. dollar over the same period, which affects a significant part of our operating expenses, and a 43.3% increase in expenses with landing fees over the same period.

Although we have taken a number of steps to reduce the effects of these increased operating expenses, such as reducing capacity and focusing on more profitable routes, we cannot assure you that these measures will be sufficient to offset the effects of these increased expenses, that these expenses will not continue to increase and, if they continue to increase, that we will be able to pass on these increases to our customers or otherwise compensate for the increases, which would materially and adversely affect us.

We may be unable to reduce our leverage ratios over time. Consequently, our ability to obtain low-cost financing has been materially weakened

We have a large amount of indebtedness (leverage) in relation to our equity. As of December 31, 2013, we had approximately R$5,589 million of consolidated indebtedness as compared to a shareholders’ equity of R$1,219 million. This increased leverage results from our recent significant losses.

As a result of a decrease in our operational results in 2012 and increased leverage, Fitch Ratings downgraded our credit rating from B+ to B- in 2013. In the beginning of 2014, Fitch Ratings revised our rating outlook from negative to stable. Credit ratings affect the cost and other terms upon which we are able to obtain funding. Credit rating agencies regularly evaluate us and their ratings of our long-term debt are based on a number of factors, including our financial strength. We cannot assure you that credit rating agencies will not downgrade our credit ratings any further, even absent new losses.

In addition, in 2010, the Ex-Im Bank agreed on a common approach with European export-credit agencies on offering export credits for commercial aircraft. Among other things, the new Sector Understanding on Export Credits for Civil Aircraft, or the ASU, sets forth minimum guarantee premium rates applicable to aircraft delivered on or after January 1, 2013, or under firm contracts entered into after December 31, 2010 and also changes the maximum amount that may be financed.

In light of our current credit ratings and the introduction of the ASU, our minimum guaranty premium rate applicable to aircraft delivered on or after January 1, 2013 increased substantially. As a consequence, finance leases have become significantly more expensive and we have therefore entered nearly exclusively into operating leases in 2012 and 2013.

Our substantial indebtedness or any further downgrades to our credit ratings would adversely affect our ability to obtain financing on terms that are favorable to us, or at all, and could also make us more vulnerable to unexpected events or to the deterioration of the operating environment (such as a significant increase in operating expenses).

Certain of our debt agreements contain financial covenants and any default under these debt agreements may have a material adverse effect on us.

Certain of our existing debt agreements contain covenants that require the maintenance or satisfaction of specified financial ratios. Our ability to meet these financial ratios can be affected by events beyond our control and we cannot assure that we will meet those ratios. Failure to meet or satisfy any of these covenants could result in an event of default under these agreements and others, as a result of cross-default provisions. If we are unable to comply with our debt covenants, we would be forced to seek waivers. We cannot guarantee that we will be successful in obtaining any waivers or renewing existing waivers. On December 18, 2013, we received a waiver for our Debentures IV and V. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Covenant Compliance” and note 18 to our financial statements for more information. If we are unable to renew these and/or receive other waivers, a large portion of our debt could be subject to acceleration and we may need to renegotiate, restructure or refinance our indebtedness, seek additional equity capital or sell assets, which may materially and adversely affect us.

We have significant recurring aircraft lease costs,  and we will incur significantly more fixed costs that could hinder our ability to meet our strategic goals.

We have significant costs, relating primarily to leases for our aircraft and engines. As of December 31, 2013, we had commitments of R$36,550.1 million to purchase additional Boeing 737-800 Next Generation aircraft, based on aircraft list prices, although the actual price payable by us for the aircraft should be lower due to supplier discounts. As of December 31, 2013, we had R$5,170.1 million in short and long-term indebtedness, excluding our perpetual bonds in the amount of R$419.3 million. We expect that we will incur additional fixed obligations and debt as we take delivery of the new aircraft and other equipment to implement our strategy.

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

•         if interest rates increase, require us to incur significantly more lease or interest expense than we currently do; and

•         limit our ability to react to changes in our business, the airline industry and general economic conditions.

Our ability to make scheduled payments on our fixed obligations, will depend on our operating performance and cash flow, which will in turn depend on prevailing economic and political conditions and financial, competitive, regulatory, business and other factors, many of which are beyond our control. In addition, our ability to raise our fares to compensate for an increase in our fixed costs may be limited by competition and regulatory factors.

We operate in a highly competitive industry.

We face intense competition on domestic routes in Brazil from existing scheduled airlines, charter airlines and potential new entrants in our market. In addition to competition among scheduled airline companies and charter operators, the Brazilian airline industry faces competition from ground transportation alternatives, such as interstate buses. We may also face competition from international airlines as they introduce and expand flights between Brazil, other South American and U.S. and Caribbean destinations. In addition, the Brazilian government and regulators could give preference to new entrants when granting new and current slots in Brazilian airports, for example, as suggested in a recent proposal from ANAC with respect to the new slots in the Congonhas airport.

Existing and potential new competitors may be stronger than us. They have in the past and may again undercut our fares or increase capacity on their routes in an effort to increase their market share of business traffic (high value-added customers). In any such event, we cannot assure you that our level of fares or passenger traffic would not be adversely affected.

Further consolidation in the Brazilian and global airline industry framework may adversely affect us.

As a result of the competitive environment there may be further consolidation in the Brazilian and global airline industry, whether by means of acquisitions, joint ventures, partnerships or strategic alliances. We cannot predict the effects of further consolidation on the industry. To the extent we act as consolidators, we may not be able to successfully integrate the business and operations of companies acquired, governmental approvals may be delayed, costs of integration and fleet renovation may be greater than anticipated, synergies may not meet our expectations, our costs may increase and our operational efficiency may be reduced, all of which would negatively affect us.

If we do not act as a consolidator, our competitors may increase their scale, diversity and financial strength, which would negatively affect us. Consolidation in the airline industry and changes in international alliances will continue to affect the competitive landscape in the industry and may result in the formation of airlines and alliances with increased financial resources, more extensive global networks and reduced cost structures.

New and existing regulations and government actions regarding the repatriation of funds as well as the devaluation of currencies in foreign countries where we have operations could adversely affect us.

Changes in the regulations regarding the repatriation of funds as well as the excessive devaluation of currencies could limit our ability to timely transfer, in an economically viable manner, cash held in foreign countries where we have operations.

For example, in 2013, the Venezuelan government announced new levels of exchange rates applicable to certain sectors, including the airline sector. The exchange rate for foreign airlines ceased to be the CADIVI exchange rate, which was VEF 6.30 per US$ 1.00 as of February 13, 2013, and is now set at weekly auctions known as SICAD, at VEF 10.70 per US$ 1.00 as of March 31, 2014. Although the Venezuelan government has assured the general public that such exchange rates will not apply to cash held in Venezuela prior to the resolution setting forth the new exchange rate levels, we cannot anticipate whether we will be able to timely transfer, in an economically viable manner, cash currently held in Venezuela. As of December 31, 2013, we had R$251.2 million in cash held in our subsidiaries outside Brazil, of which R$195.1 million were held in Venezuela. In light of the devaluation of the Venezuelan currency since December 31, 2013, we will record, as of March 31, 2014, a R$75.9 million impairment in connection with these funds.

In addition, political and economic instability as well as recent regulations restricting the repatriation of funds in Argentina could adversely affect us. We cannot anticipate whether we will be able to timely transfer, in an economically viable manner, cash currently held in Argentina.

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

If we had to lease or purchase aircraft from another supplier, we could lose the benefits we derive from our current fleet composition. We cannot assure you that any replacement aircraft would have the same operating advantages as the Boeing 737-700/800 Next Generation aircraft or that we could lease or purchase engines that would be as reliable and efficient as the CFM engines. This may be the case for instance with the Boeing 737 Max-7/8 aircraft. We will also incur substantial transition costs, including costs associated with retraining our employees, replacing our manuals and adapting our facilities. Our operations could also be disrupted by the failure or inability of Boeing or CFM International to provide sufficient parts or related support services on a timely basis.

We would also be significantly harmed if a design defect or mechanical problem with the Boeing 737-700/800 Next Generation aircraft or the CFM engines used on our aircraft was discovered, causing our aircraft to be grounded while any such defect or problem is being corrected, assuming it could be corrected at all. The use of our aircraft could be suspended or restricted by ANAC in the event of any actual or perceived mechanical, design or other problems while ANAC conducts an investigation. Our business would also be significantly harmed if the public avoids flying on our aircraft due to an adverse perception of the Boeing 737-700/800 Next Generation aircraft or the CFM engines because of safety concerns or other problems, whether real or perceived, or in the event of an accident involving Boeing 737-700/800 Next Generation aircraft or the CFM engines.

We have made purchase orders for new aircraft that is still being developed, any project delays or operational difficulties would adversely affect our operational costs and results of operation.

In 2012, Boeing and CFM released new aircraft and engines, the Boeing 737 Max-7/8 and LEAP-1B, to replace the Boeing 737-700/800 Next Generation. Any project delays or operational difficulties with this new aircraft and engines could create an adverse perception about our fleet, cancelations and decrease in the number of orders, therefore adversely affecting us.

In addition, when these aircraft and engines are delivered and operational, it could cause the market value of our other aircraft and engines to decrease, which would negatively affect the value of our assets and could result in us recording impairment charges.

We rely heavily on automated systems to operate our business,  and any failure of these systems could harm us.

We depend on automated systems to operate our business, including our computerized airline ticket sales system, our telecommunication systems, our scheduling system and our website. Our website and ticket sales system must accommodate a high volume of traffic and deliver important flight information. Substantial or repeated website, ticket sales, scheduling or telecommunication systems failures could reduce the attractiveness of our services and could cause our customers to purchase tickets from another airline. Any disruption in these systems could result in the loss of important data, increase our expenses and generally harm us. As an example, in September 2013, the Navitaire system used by several airlines, including us, suffered from connection failures and remained offline for approximately 12 hours. This led to delays in the sales of tickets and delivery of important flight information.

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

Our reputation, operations and financial results could be harmed by events out of our control

Accidents or incidents involving our aircraft could involve significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent loss from service. We are required by ANAC and lessors of our aircraft under our operating lease agreements to carry liability insurance. Although we believe we currently maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate and we may be forced to bear substantial losses in the event of an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm us. Moreover, any accident or incident involving our aircraft, even if fully insured, or an accident or incident involving Boeing 737 Next Generation aircraft or the aircraft of any major airline could cause negative public perceptions about us or the air transport system, which would harm us.

We may also be affected by other events that affect travel behavior, such as the potential of epidemics or acts of terrorism. These events are out of our control and may affect us even if occurring in markets where we do not operate and/or in connection with other airlines. For example, in the second quarter of 2009 an outbreak of the H1N1 virus had an adverse impact on global air travel and on our operations to and from Argentina. In addition, in the past there have been concerns about outbreaks or potential outbreaks of other diseases, such as avian flu and Severe Acute Respiratory Syndrome, or SARS, which had an adverse impact on global air travel. Any outbreak of a disease that affects travel behavior could have a material adverse impact on us and the worldwide airline industry. Outbreaks of disease could also result in quarantines of our personnel or an inability to access facilities or our aircraft, which could adversely affect our operations.

Natural disasters may affect and disrupt our operations. For example, in 2011, a volcanic eruption in Chile had a prolonged adverse effect on air travel, halting flights in Argentina, Chile, Uruguay and the southern part of Brazil for several days. As a result, our operations to and from these regions were temporarily disrupted. Any natural disaster that affects air travel in the regions in which we operate could have a material adverse impact on us.

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

Brazilian courts may rule against us in lawsuits related to the non-levy of the ICMS tax.

In 2001, we commenced proceedings against the Brazilian state revenue service, in which we claim an exemption from the payment of Brazilian value added tax (Imposto Sobre Circulação de Mercadorias e Serviços), or ICMS, purportedly due on imported aircraft, parts and engines. On May 30, 2007, the Federal Supreme Court (Supremo Tribunal Federal), or STF, ruled in our favor in respect of one of these cases, however, various of the proceedings relating to this matter are still pending. The estimated aggregated amount of the ongoing lawsuits related to the non-levy of ICMS tax on said imports is R$229 million as of December 31, 2013, adjusted for inflation, not including late payment charges. Based on our legal counsel’s opinion, we understand that the likelihood of loss is remote and thus did not recognize provisions for these amounts. The outcome of these lawsuits and proceedings cannot be anticipated and an unfavorable decision would negatively affect us.

Risks Relating to the ADSs and Our Preferred Shares

The relative volatility and illiquidity of the Brazilian securities markets, and securities issued by airlines in particular, may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented 51.2% of the aggregate market capitalization of the BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias & Futuros (“BM&FBOVESPA”) as of December 31, 2013. The top ten stocks in terms of trading volume accounted for 53.6%, 46.0% and 45.5% of all shares traded on the BM&FBOVESPA in 2011, 2012 and 2013 respectively.

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

According to our by-laws, we must pay our shareholders at least 25.0% of our annual net income as dividends, as determined and adjusted under Brazilian corporation law. This adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under the Brazilian corporation law and may not be available to be paid as dividends. We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition.

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

We may not be able to offer our preferred shares to “U.S. Holders,” of ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any future issuance of our preferred shares unless a registration statement under the Securities Act is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist, Citibank, N.A., as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. Holders of ADSs will not realize any value from the granting of such preemptive rights.

ITEM 4.       Information on the Company

A.      History and Development of the Company

General

We were formed on March 12, 2004 as a sociedade por ações, a stock corporation, duly incorporated under the laws of Brazil for an unlimited term. Our material assets consist of shares of VRG, shares of Smiles S.A., or Smiles, four offshore subsidiaries, cash and cash equivalents and short-term investments. Our principal executive offices are located at Praça Comandante Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, CEP: 04626-020, São Paulo, SP, Brazil and the telephone number of our investor relations department is +55 11 2128-4700. Our website is www.voegol.com.br and investor information may be found on our website under www.voegol.com.br/ir. Information contained on our website is not incorporated by reference herein, and will not be considered a part of this annual report.

Capital Expenditures

For a description of our capital expenditures, see below “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B.      Business Overview

We are one of the largest low-cost carriers in the world, according to the International Air Transport Association, or IATA, in terms of passengers transported in 2013, and the largest low-cost carrier in Latin America. We provide frequent service on routes connecting all of Brazil’s major cities and from Brazil to major cities in South America and selected tourist destinations in the Caribbean and the United States.

Since the beginning of our operations in 2001, our affordable, reliable and simple service, and our focus on markets that were either underserved or did not have a lower-fare alternative, have led to a strong awareness of our brand and a rapid increase in our market share. We were the first company to successfully introduce low-cost carrier industry practices and technologies in Latin America. We have a young and standardized operating fleet of 137 Boeing 737-700/800s, or Boeing 737 aircraft and our convenient flight network offers the highest number of daily departures out of all airline companies in Latin America.

Since 2012, we have increased our focus on business passengers (high value-added customers), diversifying our revenue base from leisure passengers. Our strategy is to increase our share in this market while at the same time consolidating our leadership in flight network. We also intend to expand the Smiles  loyalty program, one of the largest loyalty programs in Latin America with approximately 9.7 million members and 215 partners, as of December 31, 2013, and a variety of attractive ancillary businesses, such as our air cargo services, or Gollog. Passenger transportation revenues represented 91% and ancillary revenues represented 9% of our net revenues of R$8,956.2 million in 2013.

As of March 31, 2014, we offered approximately 910 daily flights to 65 destinations connecting the most important cities in Brazil as well as key destinations in Argentina, Bolivia, Paraguay, Uruguay, Venezuela, the United States and the Caribbean. We strategically focus on the Brazilian and South American markets, and will continue to carefully evaluate opportunities to continue growing by increasing flights to our existing high-demand markets and adding routes to new markets with high potential (for example, in the United States and Caribbean), all of which can be reached with our Boeing 737 Next Generation (NG) aircraft.

Our Competitive Strengths

We Have a Strong Market Position Based on Slots at the Most Important Airports in Brazil. Since 2007, we have been the carrier with the most flights connecting the busiest airports in Brazil: Congonhas and Guarulhos (São Paulo), Santos Dumont and Galeão (Rio de Janeiro), Juscelino Kubitschek (Brasília), Confins (Belo Horizonte), Magalhães (Salvador), Salgado Filho (Porto Alegre), Gilberto Freyre (Recife) and Afonso Pena (Curitiba), our consolidated flight network. Routes between these airports are among the most profitable routes in our markets, with strong yields achieved mostly from business travelers.

We Keep Our Operating Costs Low. Our operating expense per available seat kilometer (CASK), ex-fuel, for 2013 was R$10.23 cents. We believe that our CASK for 2013, adjusted for the average number of kilometers flown per flight, or adjusted by stage length, was one of the lowest among global peers, based upon our analysis of data collected from publicly available information. Our business model is based on innovation and best practices adopted to improve our operating efficiency, including:

•         Operation of a young and standardized fleet. At December 31, 2013, our operating fleet of 137 Boeing 737 aircraft was one of Latin America’s largest and youngest fleets, with an average age of 7.1 years. Advanced technology present or installed in our newer aircraft have reduced fuel consumption. We plan to keep our operating fleet exclusively comprised of Boeing 737 aircraft, until the arrival of our newly ordered Boeing 737 Max-7/8 aircraft (the newest generation of our current aircraft), which we expect will be delivered beginning in 2018. Having a standardized fleet reduces inventory costs, as it requires fewer spare parts, and eliminates the need to train our pilots to operate different types of aircraft. It also simplifies our maintenance and operations processes.

•         State of the art maintenance. We carry out heavy maintenance on our Boeing 737 aircraft internally at our IOSA (IATA Operational Safety Audit) certified Aircraft Maintenance Center at the Tancredo Neves International Airport located in Confins, in the State of Minas Gerais. With our system of phased maintenance for our Boeing 737 fleet, we are able to perform maintenance work every day without sacrificing aircraft revenue time and schedule preventive maintenance with more regularity and without interrupting the utilization of our aircraft, which further dilutes fixed costs. Since April 2012, our Aircraft Maintenance Center has also been certified by ANAC to provide conventional and electrostatic painting, weighing and recalibration services for aircraft owned or operated by other airlines.

•         We have one of the largest e-commerce platforms in Brazil. Our effective use of technology helps to keep our costs low and our operations highly scalable and efficient. We seek to keep our distribution channels streamlined and convenient so as to allow our customers to interact with us via the internet. In 2013, we booked 87.6% of our ticket sales through a combination of our website and application programming interface, or API, 4.9% through our call center and 7.5% through Global Distribution System, or GDS. In addition, in the main airports used by business passengers, the rate of remote check-ins totaled approximately 60% of all clients in the final quarter of 2013.

We Are Majority Shareholders of Smiles, a Company With One of the Largest Loyalty Programs in Latin America. With the acquisition of VRG in April 2007, we also acquired the Smiles  loyalty program, which is available to all our passengers and which we consider a strong relationship tool. The Smiles  loyalty program has partnerships with 215 partners, including hotel chains, car rental companies, restaurants, insurance companies, publishers and schools and also forms the basis for partnerships with some of Brazil and South America’s largest banks and credit card companies. The Smiles  loyalty program had approximately 9.7 million members at December 31, 2013. See “Smiles  Loyalty Program.”

We Have Strong Brand Recognition. We believe that the Gol brand has become synonymous with innovation and value in the airline industry. Our customers identify Gol as being safe, accessible, friendly, fair, intelligent and reliable and distinguish Gol in Brazil’s domestic airline industry on the basis of its modern and simplified approach to air travel services. Brand and product diversification among Smiles, Gollog  and Gol+Conforto  brands available on our website are recognized by customers in various businesses and represent an important tool for us.

We Have High Corporate Governance Standards and Proven Management. We have three independent board members and one board member who is nominated by Delta Air Lines Inc., or Delta, pursuant to our partnership agreement. Our top managers have broad experience in many sectors of the Brazilian economy, including air and ground transportation, telecommunications and consumer products. This experience has helped us to develop the most effective elements of our low-cost model and we expect will help us further penetrate the Brazilian middle-class, as well as the business passenger market, and generate ancillary revenues.

Our Strategies

Our strategy is to capitalize on our competitive advantages to achieve sustainable growth, based on four main strategic pillars: increase passenger revenue, expand ancillary revenues, further reduce costs and improve our financial resilience. In order to implement our strategies we intend to:

Capitalize on Our Strong Market Position in Brazil and Latin America. We intend to capitalize on our strong market position, our widespread brand recognition, the greatest number of business routes and highest frequencies between the most important airports in Brazil, our consolidated flight network and the Smiles  loyalty program, to increase penetration across all segments of travelers. We will focus on Brazilian operations and selected South American destinations. We will also consider new routes to foreign markets with high growth potential, for example, in the Unites States and the Caribbean, which fit our flight network and can be reached with our current Boeing 737 aircraft. In addition, we believe that the airline industry may experience further consolidation and therefore believe that establishing partnerships and alliances with other airlines will be a key factor to our success. In this environment we intend to play a leading role in the Latin American airline industry and to strengthen our position as a long-term player in the face of potential consolidations of the industry.

Improve Operating Efficiency. Reducing our operating expense per available seat kilometer (CASK) and adjusting capacity are key to improving our profitability. We aim to maintain our position as one of the lowest cost airlines in the world. We intend to adjust our strategy to focus on more profitable routes and to further reduce the average age of our fuel-efficient fleet, to ensure we are responsive to current market conditions while maintaining high utilization rates. Our aircraft utilization rate was 11.2 block-hours per day in 2013, as compared to 12.1 block-hours per day in 2012 and to 13.0 block-hours per day in 2011.

We seek to reduce our CASK by using our aircraft efficiently, concentrating on minimizing our turnaround times at airports and maintaining a high number of daily flights per aircraft. We will continue to utilize technological innovations wherever possible to reduce our distribution costs and improve our operating efficiency.

Maintain a Strong Cash Position. We currently seek to maintain an adequate cash position and to lengthen the maturity profile of our financial liabilities, avoiding the concentration of significant debt maturities over the next two years. In April, 2013, we conducted an initial public offering of Smiles. The proceeds of this initial public offering, or IPO, were used for the advance purchase of our flight tickets, in the amount of approximately R$1.1 billion. On December 31, 2013, we maintained a total of R$3,045.7 million in cash, cash equivalents, financial investments and short and long-term restricted cash.

Expand Our Customer Base.  In planning the growth of our business, we will continue to select our routes and build the frequency of our service based on the extent and type of demand in the areas we serve in Brazil, South America, the Unites States and the Caribbean. We will continue to offer products across all traveler segments, offering convenient and flexible alternatives to business travelers while still making low-fare flights more accessible to a larger portion of the population, through the following measures:

•         Increased focus on business travelers. We intend to maintain our high punctuality, 92% and 94% in 2012 and 2013, respectively, and regularity, 95% in 2012 and 2013, both key elements in the purchase decision of business travelers. In order to achieve this level of operational performance, we implemented the fast travel concept, a series of measures which reduced boarding time. In addition, we offer higher-rate fares that allow flexibility to reschedule or cancel tickets with little advance notice and no additional costs, higher mileage multiplier in the Smiles loyalty program, more functional visual identity, signs, bilingual communication, and, on São Paulo – Rio de Janeiro shuttle flights, the new and exclusive Gol+ product, aircrafts which configuration allows for additional legroom, and the Gol+Conforto  seats, the first rows in which the middle seat is blocked and passengers are able to take advantage of additional legroom and recline. In February 2013, we implemented a new route network designed to better meet the needs of business travelers by offering even more convenient flight times and connections.

•         Stimulating demand. Our widely available service is also designed to popularize air travel and stimulate demand, particularly from fare-conscious leisure travelers and business travelers, working for small to mid-sized companies, who might otherwise use alternative forms of transportation or not travel at all. The Brazilian middle class has grown significantly in the last few years, from 66 million in 2003 to 104 million in 2012, according to Secretary for Strategic Affairs (Secretaria de Assuntos Estratégicos), or SAE.

•         More destinations. We have increased our operations by including new destinations in our network, for example, Santo Domingo (Dominican Republic), Miami and Orlando, which were added by the end of 2012. Also, we will resume flights to Santiago, in Chile, in July, 2014, after we obtain all applicable authorizations.

Strengthen the Smiles Loyalty Program. We intend to further strengthen the Smiles  loyalty program by increasing interaction with members and adding perceived value to its members through the following initiatives:

•         Separate entity. In 2013, we segregated the Smiles  loyalty program activities into Smiles. In May 2013, Smiles concluded its approximately R$1.1 billion initial public offering, which allowed for the creation of a fully dedicated management team that will pursue all business opportunities from the growth of this market in Brazil.

•         New Products. Before the segregation of Smiles, in 2012, we launched products that are now within the Smiles  loyalty program structure: (i) an online platform allowing members to redeem tickets in partner airlines though our website; (ii) a miles purchase program, creating an alternative for members to supplement their balance, which added to our revenues; and (iii) Smiles  Shopping, a platform through which clients can use miles to acquire not only air tickets, but also approximately 300,000 new product and service options distributed through several partners. In 2013, we launched (i) Clube Smiles, a new benefits club, whereby, for a R$30.00 monthly fee, members receive 1,000 miles a month plus a one-year extension to their miles expiration date as well as other benefits, such as early access to Smiles  promotions; (ii) option to purchase and reactivate miles; (iii) option to transfer miles; and (iv) a partnership with PayPal, allowing Smiles  clients to exchange miles accumulated in the program for a pre-paid virtual card that can be used as payment for purchases made with all PayPal partners.

•         Partnerships. Existing and new partnerships with large international airlines, in the form of code-share arrangements, financial institutions, retail chain-stores, car rental and insurance companies, among others, are offered to the Smiles  loyalty program members with more opportunities to earn and redeem miles.

Expand Our Airline Partnerships. We believe we have the best platform to expand our customer base in the markets in which we operate through partnerships. We intend to strengthen our existing airline partnerships and build new ones with large international airlines in the form of code-share arrangements to further increase our international feeder network, load factor and profitability.

On December 7, 2011, we entered into a long-term commercial agreement with Delta which purpose was to strengthen the operational cooperation and synergies between us. Approximately 20% of Delta passengers are connected on our flights in Brazil. We have also a strategic maintenance, repair and operations, or MRO, partnership agreement with Delta TechOps, the maintenance division of Delta. Delta TechOps is also assisting us with our efforts to secure Federal Aviation Administration, or FAA, certification for our maintenance center. We assist Delta with certain line maintenance services for Delta aircraft with extended ground time in Brazil. In January 2013, we entered into a maintenance agreement with MTU Maintainance Hannover GmbH and MTU Maintainance Zhuhai Co., Ltd., jointly MTU, in order to provide MRO services to the remaining 50% of our CFM 56-7 engines as well as maintenance of engine parts and components of our Boeing 737 NG aircraft.

On February 19, 2014, we entered into an exclusive long term strategic partnership for commercial cooperation with Air France-KLM, which is currently under review by the Brazilian Antitrust Authority, or CADE. Under this agreement, Air France-KLM will make a payment of US$48.0 million for the purpose of enhancing our codesharing, connectivity and joint sale activities as well as other benefits for our customers, including the integration and improvement of products and services for our frequent flyer programs. As part of this agreement, Air France-KLM will also invest US$52.0 million in the acquisition of a number of our newly issued preferred shares, equivalent to 1.5% of our capital stock, at an issuance price equivalent to US$12.23 per share. The agreement further provides for the creation of an alliance committee, comprised of at least one representative of Air France-KLM, at least two members of our board of directors and at least one representative of Delta.

As of December 31, 2013, we had 76 interline agreements and 6 code-share agreements with: Delta Airlines, Iberia, KLM, Air France, Qatar Airways and Alitalia. In addition, we celebrated code-share and frequent flyer program agreements with Aerolíneas Argentinas. The code-share agreement was authorized with no restrictions by ANAC on November 26, 2013, and by the Brazilian Antitrust Authority (CADE) on January 16, 2014, and is expected to be operational by the second quarter of 2014. On April 11, 2014, we entered into a codeshare and frequent flyer program agreements with TAP. These agreements have not yet been approved by ANAC or CADE as well as by Portuguese government regulatory bodies.

Further Innovate, Establish and Increase Our Ancillary Revenue Businesses. Our ancillary revenues are derived from Gollog, ticket change fees, excess baggage charges and other services. We expect further growth in these businesses, which will provide us with additional revenue at low incremental cost by:

•         Focusing on express delivery services. Through Gollog, our cargo transportation service, we make efficient use of extra capacity in our aircraft by carrying cargo. With a comprehensive service portfolio, express delivery accounted for approximately 25% of our cargo revenue in 2013.

•         Continuously innovating and introducing new businesses to the Brazilian market. We have a strong track record of innovation and introduction of new business practices in Brazil. For example, in June 2009, we introduced the sale of beverages and food on board (buy on board) in Brazil, generating ancillary revenue without increasing our cost structure or fare price. As of December 31, 2013, we offered buy on board service on approximately 70% of our flights. In addition, in 2013, we introduced the sale of the new Gol+Conforto  seats (additional legroom, recline and rows in which the middle seat is blocked), which are available free of charge for Smiles Diamond and Delta Air Lines Elite customers, and to other customers for an additional fee, as part of our Gol+  product. Gol+Conforto  seats are currently available in the Rio-São Paulo route and should be expanded to other routes during the course of 2014. We estimate 80% of our fleet will be configured at the Gol+ standard by May 2014. Expanding Gol+  from our shuttle routes to our entire flight network is part of our standardization process, which will generate revenue and increase efficiency gains.

Airline Business

Routes and Schedules

Our operating model is a highly integrated, multiple-hub route network that is different from the point-to-point model used by other low-cost carriers worldwide. The high level of integration of flights at selected airports permits us to offer frequent, non-stop flights at low fares between Brazil’s most important economic centers and ample interconnections through our network linking city pairs through a combination of two or more flights with little connecting or stop-over time. Our network also allows us to increase our load factor on our strongest city pair routes by using the airports in those cities to connect our customers to their final destinations. This strategy increases our load factor by attracting customers traveling to secondary markets who prefer to pay lower fares even if this means making one or more stops before reaching their final destination. Approximately 40% of our passengers connect or fly through one or more destinations before reaching their final travel destination. Our operating model allows us to build our flight routes to add destinations to cities that would not, individually, be economically viable to serve in the traditional point-to-point model, but that are feasible to serve when simply added as additional points on our multiple-stop route network. We do this by offering low-fare, off-peak, minimum stay or night (red-eye) flights to lower-traffic destinations, which can be the first or last stops on our routes, allowing us to increase our aircraft utilization and generate additional revenues. By offering international flights to destinations in South America, the United States and the Caribbean (using our current Boeing 737 aircraft), with stops integrated in our network, we create opportunities for incremental traffic, feeding our network and increasing our overall load factor and our competitive advantage and supporting our strategy of expanding our network and stimulating demand for our services.

We have been adding more routes to Caribbean and Unites States destinations, which we expect will give us additional growth opportunities in the Brazilian and international markets. In addition, we consider expanding to potential new destinations in Latin America in regions with medium density, represented by airports with a population of up to one million within a 200 km radius.

As of March 2014, we offered over 910 daily flights to 65  destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Paraguay, Uruguay, the United States, Venezuela and the Caribbean region. Also, we will resume flights to Santiago, in Chile, in July, 2014, after we obtain all applicable authorizations.

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

•         high punctuality rates on our flights;

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

•         smartphone application for check-in, electronic boarding pass and Smiles account management; and

•         More space between seats and greater comfort (Gol+ product).

In general, flight revenues, passenger demand and profitability reach peak levels during the January and July vacation periods and in the final two weeks of December, during the Christmas holiday season. Conversely, we often witness a decrease in load factor during the week in which annual carnival celebrations take place in Brazil. Given our high proportion of fixed costs, this seasonality is likely to cause our results of operations to vary from quarter to quarter.

The World Cup in 2014 may affect our load factor at specific dates and times. On the one hand, we have developed a schedule that will help us identify critical peaks in the number of passengers on certain dates in specific cities and we anticipate significant flight revenues from such peaks. On the other hand, the World Cup celebrations will reduce the number of business passengers (high value-added customers) throughout the months of June and July, which could affect revenues from flights during the relevant period.

Ancillary Revenues and Gollog Cargo Transportation

Ancillary revenues include revenues from our Gollog  services as well as baggage excess and ticket change fees. Buy on board and travel insurance fees are also becoming an increasingly important part of this revenue. Further development and growth of our Gollog  services is a key part of our strategy to increase ancillary revenue.

We are constantly evaluating opportunities to generate additional ancillary revenue such as sales of travel insurance, marketing activities and other services which may help us to better capitalize on the large number of passengers on our flights and the high volumes of customers using our website.

We have an integrated Smiles and Gollog platform in our air travel portal for the convenience of our customers.

We make efficient use of extra capacity in our aircraft by carrying cargo, through Gollog. Gollog’s  success is the result of the unique service we offer to the market: the Electronic Air Waybill that can be completed online. The Gollog  system provides online access to air waybills and allows customers to track their shipment from any computer with Internet access. Our 65 destinations throughout Brazil, South America, the United States and the Caribbean provide access to multiple locations in each region. With our capacity of approximately 910 daily flights, operated by 137 Boeing 737-700/800 aircraft, in addition to a fleet of approximately 400 vehicles, we can guarantee quick and reliable delivery.

Our express delivery products – Gollog  VOO CERTO, Gollog  EXPRESS, Gollog ECOMMERCE and Gollog  DOC – were developed to meet the growing demand for door-to-door deliveries, defined deadlines and additional optional services. We intend to intensify our efforts in the express delivery services by further strengthening our logistics capability, mainly by expanding our ground distribution network and further intensifying our commercial efforts.

Aircraft Fleet

On December 31, 2013, we had an operational fleet of 141 aircraft, of which four were in redelivery process, and a total fleet of 150 aircraft.

The following table sets forth the composition of our fleet at the dates indicated:

	At December 31,
Operating Fleet	Seats	2012	2013
B737-700 NG	144	37	36
B737-800 NG	186	17	17
B737-800 NG Short-Field Performance	186	72	88
Sub Total	–	126	141(1)

	At December 31,
Non-Operating Fleet	Seats	2012	2013
B737-300(2)	141	19	8
B767-300/200	218	3	1
Sub Total	–	22	9
Total	–	148	150

______________

(1) 4 aircraft are not operational as they are in the process of being returned under their respective leases.

(2) All B737-300 aircraft result from the acquisition of Webjet. See “—Non-operating Fleet” below.

As of December 31, 2013, of our total 150 aircraft: 99 were under operating leases, 46 were under finance leases and five were owned by us.

As of December 31, 2013, our operating leases had an average remaining term of 122 months and original total terms of up to 144 months from the date of delivery of the relevant aircraft.

As of December 31, 2013, our finance leases had an average remaining term of 112 months and we had purchase options for 40 of our aircraft under finance leases.

We believe that leasing our aircraft fleet provides us with flexibility to adjust our fleet size. We make monthly rental payments, some of which are based on floating rates, but we are not required to make termination payments at the end of our leases. Under our operating lease agreements, we do not have purchase options and for some of our lease agreements we are required to maintain maintenance reserve deposits and to return the aircraft and engine in the agreed condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

In line with our strategy of combining the renovation of our fleet with disciplined growth in our seat supply, in 2013, we received 15 aircraft based on operating lease contracts and one aircraft based on a finance lease contract. We returned three aircraft under operating leases and no aircraft under finance lease contracts.

Operating Fleet

The average age of our operating fleet of 137 Boeing 737-700/800 aircraft as of December 31, 2013, was 7.1 years. The average daily utilization rate of our operating fleet in 2013 was 11.2 block hours as compared to 12.1 block hours in 2012.

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

Most of our Boeing 737-800 Next Generation aircraft are equipped with blended winglets and all Boeing 737-800 Next Generation aircraft from our purchase order will be equipped with winglets, which reduce our fuel and maintenance costs. Our experience with the new winglets has shown operating fuel consumption reductions from 3% to 5%. In addition, the winglets improve airplane performance during take-off and landing on short runways. The new Boeing 737-800 NG aircraft will be delivered with short-field performance (SFP) with technical modifications that we expect to significantly improve flight performance, the ability to operate non-stop flights, reduce noise during take-off and enable us to fly with our Boeing 737-800 Next Generation aircraft to the airport of Santos Dumont in Rio de Janeiro, an important link to the most important routes in Brazil.

In 2011, we announced the delivery of the first Next Generation 737-800 equipped with the new Sky Interior standard and since then all our new aircraft are equipped with this standard.

Non-operating Fleet

As of December 31, 2013, we had a non-operating fleet composed of eight B737-300 aircraft, resulting from the acquisition of Webjet, and one B767-300. In addition, as of December 31, 2013, four aircraft from our operating fleet were in redelivery process.

Two of the B767-300 aircraft were transferred to Delta Airlines. The third B767-300 aircraft is grounded and its lease agreement expires in December 2014.

Fleet Plan

The following table sets forth our year-end projected operating fleet through 2018:

Projected Operating Fleet Plan	2014	2015	2016	2017	2018
B737-700/800 NG*	137	140	140	141	141

* Includes SFP aircraft (Short Field Performance)

The fleet plan includes the arrival of new Boeing 737-MAX aircraft, which are expected to arrive in 2018. We will revise this fleet plan according to our expectations for the growth potential in the markets in which we operate.

Sales and Distribution

Our customers can purchase tickets directly from us through a number of different channels, such as our website including our Booking Web Services (BWS), our call center, at airport ticket counters and, to a lesser extent, GDS.

Our low-cost low-fare business model utilizes website ticket sales as its main distribution channel, especially in the local market. For the year ended December 31, 2013, 87.6% of our passenger revenues, whether directly from the customer or through travel agents, were booked online, making us a global leader in this area. In the same period, 4.9% of our passenger revenues were booked through call centers, airport sales counters, and our BWS and 7.5% of our total sales were made through the GDS.

Our customers can purchase tickets indirectly through travel agents, who are a widely-used travel service resource in Brazil and South America, Europe, North America and other regions. For the year ended December 31, 2013, travel agents provide us with approximately 11,000 distribution outlets throughout these regions.

GDS allows us access to a large number of tourism professionals who are able to sell our tickets to customers throughout the globe and enables us to enter into interline agreements with other airlines to offer more flights and connection options to our passengers and add incremental international passenger traffic, especially to our international network.

In December 2013, we reformulated our sales website in order to make online purchases easier and faster. Our clients can now filter searches by price, check flight status and register travel companions as favorites. Additionally, clients who purchase their flights online less than 7 days before departure will have their check-in done automatically.

Partnerships and Alliances

General

Our strong market positioning enables us to successfully negotiate a number of arranged partnerships with supplementary major carriers worldwide, mostly in the form of code-share agreements and interline agreements. Additional passenger inflows generated by these strategic partnerships help improve revenues at low incremental costs.

At December 31, 2013, we had code-share agreements with Delta Airlines, Iberia, KLM, Air France, Qatar Airways and Alitalia. The Smiles  loyalty program is linked to the various frequent flyer programs of our code-share partners, enabling travelers to accrue and redeem miles between the programs, however, the partnerships are not integrated among themselves. In addition, passengers of our partner airlines are able to connect to Gol-operated flights within Brazil, marketed as a code-share partner flight. We intend to enter into similar agreements with other long haul airlines serving or intending to serve Brazil.

As of December 31, 2013, we had 76 interline agreements and 6 code-share agreements with: Delta Airlines, Iberia, KLM, Air France, Qatar Airways and Alitalia. In addition, we celebrated code-share and frequent flyer program agreements with Aerolíneas Argentinas. The code-share agreement was authorized with no restrictions by ANAC on November 26, 2013, and by CADE on January 16, 2014, and is expected to be operational by the second quarter of 2014. On April 11, 2014, we entered into codeshare and frequent flyer program agreements with TAP. These agreements were not yet approved by ANAC or CADE as well as by competent Portuguese government regulatory bodies.

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

In February 2011, we entered into a strategic MRO partnership agreement with Delta TechOps, the maintenance division of Delta, which provides overhaul service for approximately 50% of our CFM 56-7 engines, maintenance for parts and components on our fleet of Boeing 737NG aircraft and also consulting services related to maintenance workflow planning, materials and facility optimization and tooling support. Delta TechOps also assists us with our efforts to secure FAA certification. In addition, we will assist Delta with certain line maintenance services for Delta aircraft with extended ground time in Brazil.

In January 2013, we entered into a Maintenance Agreement with MTU in order to provide MRO services to the remaining 50% of our CFM 56-7 engines as well as maintenance of engine parts and components of our Boeing 737 NG aircraft.

On February 19, 2014, we entered into an exclusive long term strategic partnership for commercial cooperation with Air France-KLM, which is currently under review by the Brazilian Antitrust Authority, or CADE.

Under this agreement, Air France-KLM make a payment of US$48.0 million for the purpose of enhancing our codesharing, connectivity and joint sale activities as well as other benefits for our customers, including the integration and improvement of products and services for our frequent flyer programs. As part of this agreement, Air France-KLM will also invest US$52.0 million in the acquisition of a number of our newly issued preferred shares, equivalent to 1.5% of our capital stock, at an issuance price equivalent to US$12.23 per share.

The agreement further provides for the creation of an alliance committee, comprised of at least one representative of Air France-KLM, at least two members of our board of directors and at least one representative of Delta.

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

In the context of the Delta Investment, we entered into a long-term commercial agreement with Delta that included exclusivity provisions designed to strengthen the operational cooperation and synergies between the two companies, including:

•         an increase in the scope of the code-share agreement (flight sharing). We have our own code in all Delta flights between Brazil and the United States. In addition, Delta continues to increase the use of codeshare in our flights in Brazil, South America, the United States and the Caribbean. This increases the number of flight options for passengers of both airlines, expanding our geographical reach. We estimate that approximately 20% of Delta passengers are connected on our flights in Brazil;

•         optimization of flight connections and cargo and passenger transport services through the operations working group among the nearly 400 destinations in over 62 countries served by Gol and Delta;

•         the increase in passenger comfort by aligning services and benefits for members of both the Smiles  and SkyMiles mileage programs, for example, making it possible to earn and redeem miles and get free access to GOL+Conforto  seats, among other advantages;

•         joint commercial and promotional activities, encouraging both airlines’ sales forces to cooperate in Brazil, the United States and other countries, including joint sponsorship of events such as Rock in Rio; and

•         the exploration of synergies in passenger services, maintenance, VIP lounges and logistical support, including Delta task force in revenue management and maintenance, the use of Smiles  lounge by Delta Elite passengers and the use of the SkyClub by Smiles  Diamond passengers.

Pricing

Brazilian airlines are permitted to establish their own domestic fares without previous government approval. Airlines are free to offer price discounts or follow other promotion activities. Airlines must submit, 30 days after the end of each month, a file containing fares sold and quantity of passengers for each fare amount, for all markets. This file lists regular fares and excludes all contracted, corporate and private fares. The objective is to monitor the average market prices. The same procedure applies for international fares. The only difference is that all fares sold for interline itineraries are also excluded from the file sent to ANAC.

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

We internalized heavy maintenance on our Boeing 737 aircraft in our Aircraft Maintenance Center at the Tancredo Neves International Airport in Confins, in the State of Minas Gerais. We use this facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We have three hangars at our Aircraft Maintenance Center, with a capacity to perform maintenance on 6 aircraft simultaneously and painting services on one additional aircraft. We also have room to build another hangar, if needed.

With our system of phased maintenance for our Boeing Next Generation 737-700 and 737-800 aircraft fleet, we are able to perform maintenance work every day without sacrificing aircraft revenue time and to schedule preventive maintenance with more regularity and around the utilization of our aircraft, which helps to maintain high levels of block hours per day and reduces costs.

We have entered into two strategic MRO partnership agreements in order to provide overhaul service for our CFM 56-7 engines, maintenance for parts and components on our fleet of Boeing 737 NG aircraft and also, consulting services related to maintenance workflow planning, materials and facility optimization and tooling support:

•         with Delta TechOps, the maintenance division of Delta, for maintenance of 50% CFM 56-7 engines. Delta TechOps will also assist us with our efforts to secure FAA certification. This agreement also provides for our rendering of maintenance services to Delta aircraft with extended ground time in Brazil.

•         with MTU in order to provide MRO services to the remaining 50% of our CFM 56-7 engines as well as maintenance of engine parts and components of our Boeing 737 NG aircraft.

We have been certified by ANAC under Brazilian Aeronautical Certification Regulations to perform heavy maintenance services for third parties. We have used this certification as a source for ancillary revenues, since our construction of an additional maintenance facility was completed.

Fuel and Hedge

Our fuel costs totaled R$3,610.8 million in 2013, representing 41.6% of our operating expenses for the year. In 2013, we purchased substantially all of our fuel from Petrobras Distribuidora, a retail subsidiary of Petrobras, principally under an into-plane contract under which the supplier supplies fuel and also fills our aircraft tanks. In 2013, fuel prices under our contracts were re-set every 30 days and were composed of a variable and a fixed component. The variable component is defined by the refinery and follows international crude oil price fluctuations and the real/U.S. dollar exchange rate. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract. We currently operate a tankering program under which we fill the fuel tanks of our aircraft in regions where fuel prices are lower. We also provide our pilots with training in fuel management techniques, such as carefully selecting flight altitudes to optimize fuel efficiency.

Fuel costs are extremely volatile, as they are subject to many global economic and geopolitical factors that we can neither control nor accurately predict. Because international prices for jet fuel are denominated in U.S. dollars, our fuel costs, though payable in reais, are subject not only to price fluctuations but also to exchange rate fluctuations. We maintain a fuel hedging program, based upon policies which define volume, price targets and instruments, under which we enter into fuel and currency hedging agreements with various counterparties providing for price protection in connection with the purchase of fuel. Our hedging positions cover short and long-term periods, and are adjusted weekly or more frequently as conditions require. Our hedging practices are executed by our internal risk management committee and overseen by the risk policies committee of our board of directors. The risk policies committee of our board of directors meets monthly or more often, if called, and its main responsibilities are to assess the effectiveness of our hedging policies, recommend amendments when and where appropriate and establish its views regarding fuel price trends. We use risk management instruments that have a high correlation with the underlying assets so as to reduce our exposure. We require that all of our risk management instruments be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. We also avoid concentration of credit and product risk. We have not otherwise entered into arrangements to guarantee our supply of fuel and we cannot provide assurance that our hedging program is sufficient to protect us against significant increases in the price of fuel.

As of December 31, 2013, we had hedged 12% on average for our projected fuel requirements for 2014. We also have an interest hedge program and we have hedged 73% of the leases for aircraft to be delivered in 2014 and 2015. The fuel hedge is based on call options, swap and collar contracts, and the interest hedge is based on forward swap contracts.

The following chart summarizes our fuel consumption and costs for the periods indicated:

	Year Ended December 31,
	2012	2013
Liters consumed (in thousands)	1,655,421	1,511,869
Total cost (in thousands)	R$3,742,219	R$3,610,822
Average price per liter	R$2.26	R$2.39
% change in price per liter	18.0%	5.7%
Percent of operating expenses	41.5%	41.6%

We continuously invest in initiatives to reduce fuel consumption. We started using Aircraft Communications Addressing and Reporting System, or ACARS, in 2010. ACARS is a system that permits real-time digital transmission, via satellite, of important flight data between aircraft and our bases, allowing routes and flight times to be automatically updated. We decided to increase ACARS coverage and create the CCD (Digital Communications Center) within the Operational Control area, which started operating in May 2011. We had installed ACARS in 135 aircraft by the end of 2013. The Center is responsible for monitoring aircraft in real time, as well as streamlining operations and managing various flight data. We also started using GPS Landing System in January 2010 and we expect to have the system implemented in all our fleet by the end of 2014. This system reduces fuel consumption during take-off and landing, increases precision and safety.

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

Environmental Sustainability

Since 2010, we prepare Annual Sustainability Reports based on Global Reporting Initiative (GRI) guidelines, an international standard for reporting economic, social and environmental performance. By adopting these parameters, we are reinforcing our accountability with various stakeholders through added transparency and credibility.

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

•         We were the first Brazilian airline selected to join the Sustainable Aviation Fuel Users Group (SAFUG), an international aviation biofuel research group, and we participate in biofuel feasibility tests. On October 23, 2013, we flew the first commercial flight with biofuel in Brazil, from Congonhas to Brasília, which emitted approximately 0.5 tons less CO2.

•         We have a partnership agreement with the Fuel and Carbon Services Division of GE Aviation, which envisages the creation of studies and systems to reduce fossil fuel consumption and greenhouse gas emissions.

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

Our main competitors in Brazil are the recently-formed LATAM Airlines Group, or LATAM, Azul Linhas Aéreas, or Azul, and Avianca Brasil, or Avianca. LATAM is the result of a June 2012 merger between TAM Airlines of Brazil and LAN Airlines of Chile, and is a full-service scheduled carrier offering flights on domestic routes and international routes. Azul is a low-cost regional domestic carrier, which acquired another regional carrier, Trip, on May 28, 2012. Avianca was founded in 1919 in Colombia, and licensed its brand in Brazil in 2010. We also face domestic competition from other domestic scheduled carriers, regional airlines and charter airlines, which mainly have regional networks.

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

The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the significant airlines in Brazil for each of the periods indicated:

Domestic Market Share— Scheduled Airlines	2009	2010	2011	2012	2013
Gol	41.7%	39.5%	37.4%	38.7%	35.4%
Webjet(1)	4.4%	5.9%	5.5%	-	-
LATAM(2)	45.4%	42.8%	41.1%	40.8%	39.9%
Azul(3)	3.7%	6.1%	8.6%	10.1%	17.0%
Trip(3)	1.5%	2.2%	3.2%	4.5%	-
Avianca	2.5%	2.6%	3.1%	5.4%	7.1%
Others	0.8%	1.0%	0.9%	0.7%	0.6%

_______________

Source: ANAC

(1)     On October 3, 2011, we acquired Webjet.

(2)     Known as TAM Airlines prior to its June 2012 merger with LAN Airlines of Chile.

(3)     In May 2012, Azul acquired TRIP.

Until 2010, parking, landing and navigation fees charged in Brazilian airports were similar in all airports independent of whether they were busy or not. From 2011 until February 2012, the Brazilian government increased parking fees at the busiest airports, as compared to less busy airports, and at peak hours, which benefitted secondary hubs and off-peak flights in light of the differences in fees for the airlines that chose to operate in these airports or at these times. Currently, landing fees are fixed, based on the category of the airport and whether the flight is domestic or international. Navigation fees are also fixed, but consider the area overflown and whether the flight is domestic or international.

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

The Brazilian federal government has for some time been seeking to expand regional flights within Brazil. On April 10, 2014, the SAC contacted Brazilian airlines to discuss  the possibility of  government subsidies in return for increased regional flights. The SAC asked airlines to evaluate the operational feasibility and costs of beginning or increasing service to certain regional airports. Based on these responses, the SAC will assist the federal government in evaluating the advisability of subsidized regional flights. There is no indication at this point of the terms, timing or manner of implementing such a program, if at all. We are thus unable to evaluate the effect this program could have on us, our competition and the industry in Brazil.

International

As we expand our international services in South America, the United States and the Caribbean, our pool of competitors will increase and we will face competition from Brazilian, United States and South American airlines that are already established in the international market and that participate in strategic alliances and code-share arrangements. In addition, non-Brazilian airlines may decide to enter or increase their schedules in the market for routes between Brazil and other South American, United States and Caribbean destinations. Also, we will resume flights to Santiago, in Chile, in July, 2014, after we obtain all applicable authorizations.

In 2010, ANAC approved the deregulation of international airfares for flights departing from Brazil to the United States and Europe, gradually removing the prior minimum fares. In addition, in 2010, the National Civil Aviation Council (Conselho de Aviação Civil), or CONAC, approved the continuity of bilateral agreements providing for open skies policies with other South American countries and a new open skies policy with the United States. The agreement with the United States is expected to be in operation by 2015; it was already approved by the United States Government and Brazilian Legislature. A similar agreement with Europe is still in early stages. These new regulations should increase the number of passengers in South America and grow our market. To the extent that our presence and/or the presence of our partner, Delta, increase in the South American market, this will contribute even more to our business. On the other hand, to the extent competition increases in the expanded South American market and we and/or Delta loose significant market share, we may be adversely affected.

Smiles Loyalty Program

Segregation of the Smiles Loyalty Program

On December 21, 2012, we approved the segregation of the activities related to the Smiles  loyalty program, or the Smiles  loyalty program, previously managed by us, and which began to be conducted by Smiles. On May 2, 2013, Smiles concluded its IPO in which it issued a number of common shares equivalent to 43% of its total capital for R$1.1 billion. The proceeds of this IPO were used for the purchase by Smiles of advanced tickets from us at a conditional discount rate equivalent to between 140% and 150% of the Interbank Deposit Certificate (Certificados de Depósito Interbancário), or CDI rate, which corresponded to a 12.49% per year discount.

General Atlantic Investment Agreement

On April 5, 2013, we entered into an investment agreement with General Atlantic Service Company LLC., or General Atlantic, providing for an investment by General Atlantic in Smiles. Under this agreement, G.A. Smiles Participações S.A., or G.A. Smiles, an affiliate of General Atlantic, purchased in the IPO a number of Smiles common shares equivalent to R$400.0 million, or 15.8% of Smiles total capital.

In connection with G.A. Smiles’ investment, on April 23, 2013, we entered into a shareholders agreement granting G.A. Smiles the right to appoint one member of Smiles’ board of directors and certain veto rights regarding: amendments to the Operational Agreement or the Miles and Tickets Purchase Agreement, which set the terms and conditions for our relationship with Smiles, certain related party transactions in excess of R$2.0 million, and certain advance ticket purchases.

In April 2013, we granted G.A. Smiles an option, exercisable within 12 months of the IPO (as of May 2, 2013), to purchase from us an additional number of Smiles common shares equivalent to 20% of G.A. Smiles’ initial investment, at the same price per share set in the IPO as adjusted by the CDI rate. On February 27, 2014, General Atlantic exercised this option and purchased a total amount of 3,443,476 common shares, or 2.8% of Smiles’ total capital stock, for approximately R$80 million. As a result of General Atlantic’s exercise of the purchase option, we currently hold 54.5% of Smiles total capital as opposed to 57.3% held prior to General Atlantic’s exercise.

Merger of G.A. Smiles Participações S.A. into Smiles

On December 31, 2013, G.A. Smiles Participações S.A., or G.A. Smiles, merged into Smiles. The equity interest previously held by G.A. Smiles on Smiles  was transferred to G.A. Smiles’ sole shareholder, G.A. Brasil Fundo do Investimento em Participações. The tax goodwill previously registered under G.A. Smiles was merged into Smiles and should be amortized for tax deduction purposes under Brazilian law.

Overview

Smiles is one of the largest coalition loyalty programs in Brazil, with over 9.7 million members as of December 31, 2013. Its business model is based on developing a coalition loyalty program consisting of a single platform for accumulating and redeeming miles through a broad network of commercial and financial partners.

The Smiles  loyalty program was originally launched by Varig in 1994 as a frequent flyer program and was acquired by us in 2007, together with other assets of the Varig business. Beginning in 2008, the Smiles  loyalty program, which had been essentially inactive for years, underwent a complete restructuring and revitalization. In 2010, we continued with the Smiles  loyalty program restructuring and, since then, the program has gained significant market share. The Smiles  loyalty program has been transformed from a stand-alone program to a coalition loyalty program.

Currently, Smiles  loyalty program allows members to accumulate miles through: (1) flights with us and our international partners, (2) the main Brazilian commercial banks, including through co-branded credit cards issued by Bradesco and Banco do Brasil, (3) a broad network of 215 retail partners, including Petrobras Distribuidora, the largest fuel distributor in Brazil, among others, (4) actually purchasing miles and (5) purchases of miles and benefits from Clube Smiles. We are Smiles’ primary redemption partner but members may also redeem miles to purchase products and services from commercial partners.

The agreements that govern our commercial relationship with Smiles allow unrestricted access to seats on our flights.

Products and Services

Smiles’ main business is the sale of miles. Its commercial partners purchase miles to distribute to Smiles  loyalty program members when members purchase products or services from these partners. Members accumulate miles, which are redeemed in exchange for rewards, which in turn are acquired from commercial partners.

Smiles earns revenue mainly by (1) selling miles to its commercial partners and (2) providing loyalty program management services to commercial partners, including our loyalty program.

To become eligible to earn miles, individuals enroll in the Smiles  loyalty program through its website. Members have a single account for accumulating and redeeming miles, and are not required to transfer miles or pay additional redemption fees.

A Smiles  loyalty program account permits members to accumulate miles by purchasing products or using services offered by any of its commercial partners. Members may redeem and convert their miles into travel or non-travel rewards. Our current policy is to cancel all miles in member accounts when they expire, which varies from three to five years.

In addition to selling miles, Smiles manages our loyalty program and intends to expand its loyalty program management services to its other commercial partners.

Miles Redemption

Travel rewards represented the majority of redemptions as of December 31, 2013. However, with the option of redeeming miles  through Smiles  Shopping, a platform through which redemption commercial partners offer a variety of reward products, we expect that the proportion of reward redemptions for products other than airline travel will increase.

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

Commercial Partners

As of the date of this annual report, the Smiles network of commercial partners is composed of approximately 215 companies, including more than 120 partners from which members may earn miles and 30 partners from which members may redeem rewards. Its partners span various industries and include airlines, financial institutions, travel agencies, hotels, car rental companies, food and non-food retailers, gas stations, bookstores, car manufacturers, real estate developers, media companies, drugstores, restaurants and parking lot operators, among others.

•         Airlines. We are the single most important commercial partner in terms of miles and rewards volumes. We purchase miles from Smiles to distribute to our passengers. Additionally, Smiles has agreements with our airline partners, which are currently Delta Airlines, Iberia, KLM, Air France, Qatar Airways and Alitalia.

•         Financial Institutions. Smiles has commercial partnership agreements with 22 Brazilian and international financial institutions, including the five largest Brazilian commercial banks in terms of total assets as of December 31, 2013, according to the Central Bank. Smiles sells miles to these commercial partners, which distribute them proportionately to credit card spending by cardholders who are Smiles  loyalty program members. Smiles also sells miles for co-branded credit cards issued by Bradesco and Banco do Brasil.

•         Travel Companies, Hotels and Car Rental Agencies. Currently, Smiles has over 40 commercial partnership agreements with well-known domestic and international travel companies, hotels and car rental companies. These partners include Hilton HHonors Worldwide LLC, Marriott International, Starwood Hotels and Resorts Worldwide Inc, Othon Hotels, Sheraton Hotels, Atlântica Hotels International (Brasil) Ltda, and Sauípe S.A. (a tourism complex in Brazil). This network allows Smiles  loyalty program members to accumulate miles at a variety of locations worldwide and throughout the course of their travels.

•         Brazilian Retailers and Distributors. Smiles has commercial agreements with over 40 important Brazilian retailers, including Petrobras Distribuidora (a fuel distributor), Polishop (a domestic electronics and merchandise retailer), the newspapers Jornal o Globo and Jornal Valor Econômico, B2W – Companhia Global do Varejo (Brazil’s largest e-commerce company), Editora Abril S.A. (one of the largest Brazilian publishing companies), Editora Três (of Brazilian ISTOÉ magazine), Ri Happy (a toy manufacturing chain), Centauro (a sports clothing and equipment retail chain) and Walmart.com.

Competition

Smiles faces the following types of competition in Brazil: (i) frequent flyer programs, (ii) the loyalty programs of financial institutions and similar entities and (iii) other loyalty programs in general. The first group includes Multiplus, the current market leader, and other players such as the Tudo Azul program and Avianca’s Programa Amigo. The second group includes a variety of large financial institutions and similar entities that have their own loyalty programs, such as the SuperBônus Program of Banco Santander (Brasil) S.A., the Bradesco Loyalty Card Program of Banco Bradesco S.A., the Sempre Presente Program of Banco Itaú Unibanco S.A. and the American Express Membership Rewards Program. The majority of these programs allow members to transfer accumulated reward points to programs like the Smiles  loyalty program. The third group of competitors includes companies such as Dotz, among others.

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

Agreements with Smiles

Operating Agreement

On December 28, 2012, we entered into an operating agreement with Smiles, or the Operating Agreement, that establishes the terms and conditions of our relationship. This agreement went into effect on January 1, 2013, when Smiles began to manage and operate the Smiles  loyalty program.

The Operating Agreement established the terms of the transfer of Smiles  loyalty program management to Smiles. In the context of the transfer, we divided reward costs as follows: the cost of rewards redeemed with legacy miles (i.e., those earned through December 31, 2012) is supported by us, while the cost of rewards redeemed with new miles (i.e., those earned beginning January 1, 2013) is supported by Smiles.

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

Outside of the air transportation industry and certain segments in the travel industry, Smiles does not need to inform or request our authorization to establish partnerships. We may establish partnerships outside the air transportation industry as long as such partnerships do not involve miles or benefits accumulation in a frequent flyer program other than the Smiles  loyalty program.

The 20-year Operating Agreement will be automatically renewed for successive five-year periods if neither party objects at least two years prior to its expiration. If a party is given notice of non-renewal, it may terminate the Operating Agreement early by providing written notification to the other party six months prior to the termination date.

We pay Smiles a monthly fee for managing our frequent flyer program. This fee will be adjusted on each anniversary of the Operating Agreement in accordance with our gross monthly miles purchases. For 2013, the management fee was 6.0% of gross miles sales. After 2013, this fee will remain between 3.5% and 6.0%, depending on our gross miles purchases.

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
  Commercial seats: Pricing is subject to the same price and/or discount applied by us to third parties (subject to the conditions and characteristics of each product). The availability of commercial seats on flights is unrestricted, but limited to the capacity of the flight, pursuant to applicable restrictions.
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

Corporate Governance

On June 10, 2013, Smiles’ by-laws were amended to provide that certain related party transactions will require the approval of an independent committee or all members of its board of directors. These related party transactions include: amendments to the Operational Agreement or the Miles and Tickets Purchase Agreement and certain advance ticket purchases, among other transactions.

Industry Overview

According to the International Civil Aviation Organization, or ICAO, Brazil is the third largest domestic aviation market in the world and, according to ANAC, there were 92 million domestic enplanements and 19 million international enplanements on Brazilian carriers in Brazil in 2013, out of a total population of over 200 million, according to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE. In contrast, according to the U.S. Department of Transportation, the United States had 654 million domestic enplanements and 83 million international enplanements in 2012, out of a total population of over 317 million, based on the latest United States census estimates.

The business travel segment is the largest component of Brazilian air transportation demand and the most profitable in the market. According to company data, business travel represented around 60% of the total demand for domestic air travel in 2013, which we believe is significantly higher than the business travel portion of domestic air travel in the global aviation sector. According to the latest data collected by ANAC, flights between Rio de Janeiro and São Paulo accounted for 4.5% of all domestic passengers in 2013. The ten busiest routes accounted for 13.9% of all domestic air passengers in 2013, while the ten busiest airports accounted for 41.5% and 39.1% of all domestic passenger traffic through INFRAERO airports in terms of arrivals and departures in 2013 and 2012, respectively.

In light of economic growth, the consumer domestic market (A, B and C classes) has significantly increased in the last years. According to ANAC, there were 92 million domestic passengers in 2013 versus 90 million in 2012. Due to increased passenger volume, in addition to the upcoming World Cup (2014) and Summer Olympic Games (2016) in Brazil, domestic airport infrastructure will require substantial improvements.

In 2009, CONAC proposed to the Brazilian government a change to the regulatory limit of foreign ownership in Brazilian airline companies from 20% to 49% or higher. Since 2009, there have been no updates to this process and we are unable to anticipate if and when there will be a final decision on the matter.

In August 2011, the Brazilian government privatized the new Natal airport, which construction is on the verge of completion. In February 2012, the Brazilian government privatized the Guarulhos, Brasília and Campinas international airports, which will be operated by the winners of the privatization auction for periods of 20 to 30 years. In November 2013, the Brazilian government privatized Galeão (Rio de Janeiro) and Confins (Belo Horizonte) airports. Other airports are also expected to be privatized in the near future.

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

From 2009 to 2013, the compound annual growth rate in industry passenger traffic, in terms of domestic revenue passenger kilometers, was 9.2%, versus a compound annual growth rate in available industry domestic capacity, in terms of available seat kilometers, of 6.0%. Domestic industry load factor, calculated as revenue passenger kilometers divided by available seat kilometers, averaged 70.8% over the same period. The table below shows the figures of domestic industry passenger traffic and available capacity for the periods indicated:

	2009	2010	2011	2012	2013
	(in millions, except percentages)
Available Seat Kilometers	86,471	102,643	116,080	119,337	115,886
Available Seat Kilometers Growth	18.7%	18.9%	13.1%	2.8%	-2.9%
Revenue Passenger Kilometers	56,864	70,306	81,452	87,047	88,226
Revenue Passenger Kilometers Growth	18.9%	23.6%	16.0%	6.9%	1.4%
Load Factor	65.8%	68.8%	70.2%	72.9%	76.1%

________________

Source: ANAC, Dados Comparativos Avançados.

In 2010, Brazil was the third largest market in domestic revenue passenger kilometers and according to ANAC, in 2011, the Brazilian aviation industry showed the strongest market growth in the world. According to IATA, global domestic air travel markets expanded 4.9% in 2013 in terms of RPK, led by China and Russia.

The 2013 traffic figures reflect the industry’s current trend of controlling domestic supply through the main airlines, in response to the new cost level, as well as the sluggish growth of Brazil’s economy.

Regulation of the Brazilian Civil Aviation Market

The Brazilian Aviation Authorities and Regulation Overview

Air transportation services are considered a public service and are subject to extensive regulation and monitoring by CONAC and ANAC. Air transportation services are also regulated by the Brazilian Federal Constitution and the Brazilian Aeronautical Code. The Brazilian civil air transportation system is controlled by several authorities. ANAC is responsible for the regulation of the airlines; and the Department of Air Space Control (Departamento de Controle do Espaço Aéreo), or DECEA, is responsible for airspace control.

The following chart illustrates the main regulatory bodies, their responsibilities and reporting lines within the Brazilian governmental structure.

In March 2011, the Civil Aviation Secretary (Secretaria de Aviação Civil), or SAC, was created to supervise civil aviation in Brazil. SAC oversees ANAC and INFRAERO and reports directly to the Brazilian President. SAC is also responsible for implementation of the airport infrastructure concession plan and the development of strategic planning for civil aviation.

In August 2011, the National Commission of Airport Authorities (Comissão Nacional de Autoridades Aeroportuárias), or CONAERO, was created as a commission of SAC to coordinate the different entities and public agencies related to airports. This commission shall have a normative role in the search for efficiency and security in airports operations.

CONAERO is composed by the following individuals and representatives of entities: (i) SAC, which chairs the commission; (ii) the Brazilian president’s chief of staff; (iii) Agriculture, Livestock and Supplies Ministry; (iv) Defense Ministry; (v) Finance Ministry; (vi) Justice Ministry; (vii) Planning, Budget and Administration Ministry; (viii) Health Ministry; and (ix) ANAC.

ANAC is currently responsible for guiding, planning, stimulating and supporting the activities of public and private civil aviation companies in Brazil. ANAC also regulates flying operations and economic issues affecting air transportation, including matters relating to air safety, certification and fitness, insurance, consumer protection and competitive practices.

The DECEA reports indirectly to the Brazilian Minister of Defense which is responsible for planning, administrating and controlling activities related to airspace, aeronautical telecommunications and technology. This includes approving and overseeing the implementation of equipment as well as of navigation, meteorological and radar systems. The DECEA also controls and supervises the Brazilian Airspace Control System.

With respect to non-privatized airports, INFRAERO, a state-controlled corporation reporting to SAC, is in charge of managing, operating and controlling federal airports, including some control towers and airport safety operations. With respect to the recently privatized airports (Natal, Galeão, Confins, Guarulhos, Viracopos and Brasília), although INFRAERO still holds a minority stake in each of them, INFRAERO is no longer in charge of operations, which are now handled by their respective private operators. See “Regulation of the Brazilian Civil Aviation Market–Airport Infrastructure” below.

CONAC is an advisory body of the President of Brazil and its upper level advisory board is composed of the Minister of Defense, the Minister of Foreign Affairs, the Minister of Treasury, the Minister of Development, Industry and International Trade, the Minister of Tourism, the Brazilian president’s chief of staff, the Minister of Planning, Budget and Management, the Minister of Justice, the Minister of Transportation and the Commandant of the Air Force. CONAC has the authority to establish national civil aviation policies that may be adopted and enforced by the High Command of Aeronautics and by ANAC. CONAC establishes guidelines relating to the proper representation of Brazil in conventions, treaties and other actions related to international air transportation, airport infrastructure, the granting of supplemental funds to be used for the benefit of airlines and airports based on strategic, economic or tourism-related aspects, the coordination of civil aviation, air safety, the granting of air routes and concessions, as well as permission for the provision of commercial air transportation services.

The Brazilian Aeronautical Code sets forth the main rules and regulations relating to airport infrastructure and operation, flight safety and protection, airline certification, lease structuring, burdening, disposal, registration and licensing of aircraft; crew training, concessions, inspection and control of airlines, public and private air carrier services, civil liability of airlines and penalties in case of infringements.

In February 2009, the Brazilian government approved the new Civil Aviation National Policy (Política Nacional de Aviação Civil), or PNAC. Although the PNAC does not establish any immediate measure, it contains the main guidelines for the national civil aviation system. It encourages the Ministry of Defense, CONAC and ANAC to issue regulations on strategic matters such as safety, competition, environmental and consumer issues, as well as to inspect, review and evaluate the activities of all operating companies.

The Brazilian government recognized and ratified, and must comply with, the Warsaw Convention of 1929, the Chicago Convention of 1944 and the Geneva Convention of 1948, the three leading international conventions relating to worldwide commercial air transportation activities.

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

International routes. In general, requests for new international routes, or changes to existing routes, must be filed by each interested Brazilian airline that has been previously qualified by ANAC to provide international services, with the International Relations Superintendence of ANAC, or SRI, which, based on the provisions of the applicable bilateral agreement and general policies of the Brazilian aviation authorities, will submit a non-binding recommendation to ANAC’s president, who will decide on approval of the request. International route rights for all countries, as well as the corresponding transit rights, derive from bilateral air transport agreements negotiated between Brazil and foreign governments. Under such agreements, each government grants to the other the right to designate one or more of its domestic airlines to operate scheduled service between certain destinations in each country. Airlines are only entitled to apply for new international routes when they are made available under these agreements. For the granting of new routes and changes to existing ones, ANAC has the authority to approve Brazilian airlines to operate new routes, subject to the airline having filed studies satisfactory to ANAC demonstrating the technical and financial viability of such routes and fulfilling certain conditions in respect of the concession for such routes. Any airline’s international route frequency rights may be terminated if the airline fails to maintain at least 80% of flights provided for in its air transportation schedule HOTRAN for any 180-day period or suspends its operation for a period exceeding 180 days.

In 2010, ANAC approved the deregulation of international airfares for flights departing from Brazil to the United States and Europe, gradually removing the prior minimum fares. In addition, in 2010, CONAC approved the continuity of bilateral agreements providing for open skies policies with other South American countries and a new open skies policy with the United States. The agreement with the United States is expected to be in operation by 2015; it was already approved by the United States Government and Brazilian Legislature. A similar agreement with Europe is still in early stages. These new regulations should increase the number of passengers in South America and grow our market. To the extent that our presence and/or the presence of our partner, Delta, increase in the South American market, this will contribute even more to our business. On the other hand, to the extent competition increases in the expanded South American market and we and/or Delta loose significant market share, we may be adversely affected.

Slots Policy

Domestic. Under Brazilian law, a domestic slot concession derives from a flight concession by ANAC, which is reflected in the airline’s HOTRAN. Each HOTRAN represents the authorization for an airline to depart from and arrive at specific airports within a predetermined timeframe. Such period of time is known as an “airport slot” and provides that an airline can operate at the specific airport at the times established in the HOTRAN. An airline must request an additional slot from ANAC with a minimum of two months’ prior notice.

Congonhas airport in the city of São Paulo is a “coordinated” airport, where slots must be allocated to an airline company before it may begin operations there. Although it is difficult to obtain a slot in Congonhas airport, on March 8, 2010, ANAC reallocated 202 idle Congonhas’ slots. The Santos-Dumont airport in Rio de Janeiro, a highly utilized airport with half-hourly shuttle flights between São Paulo and Rio de Janeiro, also presents certain slot restrictions. ANAC has imposed schedule restrictions on several Brazilian airports from which we operate. Operating restrictions, including the prohibition of international flights’ operations and the prohibition of civil aircraft’s operation after 11:00 p.m. and before 6:00 a.m., were imposed for Congonhas airport (São Paulo), one of the busiest Brazilian airports and the most important airport for our operations. No assurance can be given that these or other government measures will not have a material adverse effect on us.

CONAC has taken certain measures to minimize recent technical and operational problems at São Paulo’s airports, including the redistribution of air traffic from Congonhas airport (São Paulo) to the international airport in Guarulhos. CONAC has also mentioned its intention to adjust tariffs for the use of busy airport hubs to encourage further redistribution of air traffic.

In February 2013, ANAC announced a series of public hearings to discuss the allocation of slots in Brazilian airports. This regulation governs the manner of allocation of slots, by organizing rotations among the concessionaires, determining the procedures for registration, qualification, judgment and homologation of a request for slot concessions in coordinated airports and transfer of slots between concessionaires. Rules governing the allocation of slots in Brazilian airports would consider operational efficiency (punctuality and regularity) as the main determinant for the allocation of slots.

Also in February 2013, the Civil Aviation Secretary, or SAC, announced a new proposal focused specifically on slot distribution rules at Congonhas airport (São Paulo). SAC’s proposal would alter current regulation and takes into account operational efficiency as a principal determinant for slot allocation at Congonhas airport, as well as domestic market (main cities) and regional market share as complementary factors.

Discussions among Brazilian regulators are currently being held at ANAC to address the increase in capacity at the airport and the percentage of additional slots that should be assigned preferably to new entrants. The remaining slots will be allocated among other airline companies already in operation at Congonhas, including us.

Airport Infrastructure

INFRAERO, a state-controlled corporation, is in charge of managing, operating and controlling federal airports, including some control towers and airport safety operations.

Smaller, regional airports may belong to states or municipalities within Brazil and, in such cases, are often managed by local governmental entities. At most important Brazilian airports, INFRAERO performs safety and security activities, including passenger and baggage screening, cargo security measures and airport security.

The use of areas within federal airports, such as hangars and check-in counters, is subject to a concession by INFRAERO. If there is more than one applicant for the use of a specific airport area, INFRAERO may conduct a public bidding process for the granting of the concession. For recently privatized airports (Natal, Galeão, Confins, Guarulhos, Viracopos and Brasília), operators may freely negotiate all commercial areas according to their own criteria; there is no requirement that a public bidding must be held in the event there is more than one applicant for the use of a specific airport area.

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

Of the 63 Brazilian airports managed by INFRAERO at the end of 2013, approximately 30 were receiving infrastructure investments and upgrades. The airport upgrade plan does not require contributions or investments by the Brazilian airlines and is not expected to be accompanied by increases in landing fees or passenger taxes on air travel.

Until 2010, parking, landing and navigation fees charged in Brazilian airports were similar in all airports independent of whether they were busy or not. From 2011 until February 2012, the Brazilian government increased parking fees at the busiest airports, as compared to less busy airports, and at peak hours, which benefitted secondary hubs and off-peak flights in light of the differences in fees for the airlines that chose to operate in these airports or at these times. Currently, landing fees are fixed, based on the category of the airport and whether the flight is domestic or international. Navigation fees are also fixed, but consider the area overflown and whether the flight is domestic or international.

In August 2011, the Brazilian government privatized the new Natal airport, which construction is on the verge of completion. In February 2012, the Brazilian government privatized the Guarulhos, Brasília and Campinas international airports, which will be operated by the winners of the privatization auction for periods of 20 to 30 years. In November 2013, the Brazilian government privatized Galeão (Rio de Janeiro) and Confins (Belo Horizonte) airports. Other airports are also expected to be privatized in the near future.

The airports auctioned were:

	Cumbica (Guarulhos)	Viracopos (Campinas)	Juscelino Kubitschek (Brasília)	Galeão (Rio de Janeiro)	Confins (Belo Horizonte)
State	São Paulo	São Paulo	Distrito Federal	Rio de Janeiro	Minas Gerais
Grant	R$ 16.2 billion	R$ 3.8 billion	R$ 4.5 billion	R$ 19 billion	R$1.8 billion
Concession term	20 Years	30 Years	25 Years	25 Years	30 Years
Minimum investment	R$ 4.7 billion	R$ 8.7 billion	R$ 4.7 billion	R$4.8 billion	R$1.1 billion
Additional fee	10% of Annual Gross Revenue	5% of Annual Gross Revenue	2% of Annual Gross Revenue	5% of Annual Gross Revenue	5% of Annual Gross Revenue

Source: SAC

Concession for Air Transportation Services

According to the Brazilian Federal Constitution, the Brazilian government is responsible for public services related to airspace, as well as airport infrastructure, and may provide these services directly or through third parties under concessions or authorizations. According to the Brazilian Aeronautical Code and regulations issued by CONAC, the application for a concession to operate regular air transportation services is subject to a license granted by ANAC to operate an airline and to explore regular air transportation services. The applicant is required by ANAC to have met certain economic, financial, technical, operational and administrative requirements in order to be granted such license. Additionally, a concession applicant must be an entity incorporated in Brazil, duly registered with the Brazilian Aeronautical Registry (Registro Aeronáutico Brasileiro), or RAB, must have a valid airline operating certificate (Certificado de Homologação de Empresa de Transporte Aéreo), or CHETA, and must also comply with certain ownership restrictions. See “—Restrictions to the Ownership of Shares Issued by Concessionaires of Air Transportation Services.” ANAC has the authority to revoke a concession for failure by the airline to comply with the terms of the Brazilian Aeronautical Code, the complementary laws and regulations and the terms of the concession agreement.

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

•         the airline must file with ANAC, in the first month of each semester, a detailed shareholder chart, including a list of shareholders, as well as a list of all share transfers effected in the preceding semester; and

•         based on its review of the airline’s shareholder chart, ANAC has the authority to subject any further transfer of shares to its prior approval.

We hold substantially all of the shares of VRG, which are public concessionaires of air transportation services in Brazil. Under the Brazilian Aeronautical Code, the restrictions on the transfer of shares described above apply only to companies that hold concessions to provide regular air transportation services. Therefore, the restrictions do not apply to the us.

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

We adopted several Environmental Management System, or EMS, procedures with our suppliers and use technical audits to enforce compliance. We exercise caution, and may reject goods and services from companies that do not meet our environmental protection parameters unless confirmation of compliance is received.

We are monitoring and analyzing the developments regarding amendments to Kyoto protocol and emissions regulations in the United States and Europe and may be obliged to acquire carbon credits for the operation of our business. No legislation on this matter has yet been enacted in Brazil.

Pending Legislation

The Brazilian congress is currently discussing a draft bill that would replace the current Brazilian Aeronautical Code (Código Brasileiro de Aeronáutica). In general, this draft bill deals with matters related to civil aviation, including airport concessions, consumer protection, limitation of airlines’ civil liability, compulsory insurance, fines and the increase of limits to foreign ownership in voting stock of Brazilian airlines. This draft bill is still under discussion in the House of Representatives and, if approved, must be submitted for approval to the Senate, before being sent for presidential approval. If the Brazilian civil aviation framework changes, or ANAC implements increased restrictions, the Brazilian airline industry could be negatively affected.

The Brazilian federal government has for some time been seeking to expand regional flights within Brazil. On April 10, 2014, the SAC contacted Brazilian airlines to discuss  the possibility of  government subsidies in return for increased regional flights. The SAC asked airlines to evaluate the operational feasibility and costs of beginning or increasing service to certain regional airports. Based on these responses, the SAC will assist the federal government in evaluating the advisability of subsidized regional flights. There is no indication at this point of the terms, timing or manner of implementing such a program, if at all. We are thus unable to evaluate the effect this program could have on us, our competition and the industry in Brazil.

Aircraft Financing by Export Credit Agencies

In addition, in 2010, the Ex-Im Bank agreed on a common approach with European export-credit agencies on offering export credits for commercial aircraft. Among other things, the new Sector Understanding on Export Credits for Civil Aircraft, or the ASU, sets forth minimum guarantee premium rates applicable to aircraft delivered on or after January 1, 2013, or under firm contracts entered into after December 31, 2010 and also changes the maximum amount that may be financed.

In light of our current credit ratings and the introduction of the ASU, our minimum guaranty premium rate applicable to aircraft delivered on or after January 1, 2013 increased substantially. As a consequence, finance leases have become significantly more expensive and we have therefore entered nearly exclusively into operating leases in 2012 and 2013.

Aircraft Repossession

The Cape Town treaty is an international treaty intended to standardize transactions involving movable property. The treaty creates international standards for registration of ownership, security interests (liens), leases and conditional sales contracts and various legal remedies for default in financing agreements, including repossession and the effect of particular states’ bankruptcy laws. As of March 2014, the convention had been ratified by 60 countries. This treaty was approved by the Brazilian Legislature and is currently awaiting ratification from the President.

C.      Organizational Structure

We are a holding company that directly or indirectly own shares of seven subsidiaries: (i) VRG; (ii) Webjet; (iii) Smiles; four offshore subsidiaries, (iv) Gol Finance Inc., or Gol Finance, (v) GAC Inc., or GAC, and (vi) Gol LuxCo S.A., or Gol LuxCo; and (vii) Gol Dominican Linhas Aéreas Sas., or GOLD. VRG is our operating subsidiary, under which we conduct our air transportation business. Webjet was acquired in 2011 and we announced the winding up its activities at the end of 2012. We are the majority shareholder of Smiles, which conducts the Smiles  loyalty program. Gol Finance, GAC and Gol LuxCo are off-shore companies established for the purpose of facilitating cross-border general and aircraft financing transactions. GOLD is a company incorporated in the Dominican Republic and is currently pre-operational.

D.      Property, Plant and Equipment

Our primary corporate offices are located in São Paulo. Our commercial, operations, technology, finance and administrative staff is based primarily at our headquarters. We have concessions to use other airport buildings and hangars throughout Brazil, including a part of a hangar at Congonhas airport where we perform aircraft maintenance. As of December 31, 2013, we had finance lease agreements for 46 Boeing 737s, 41 of which had a purchase option at the end of the contract term. We own a state-of-the-art Aircraft Maintenance Center in Confins, in the State of Minas Gerais. The certification of our aircraft maintenance center authorizes airframe maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s. We have three hangars at our Aircraft Maintenance Center, with a capacity to perform maintenance on six aircraft simultaneously and painting services on one additional aircraft. We also have room to build more hangars, if needed. With our system of phased maintenance for our Boeing NG 737-700 and 737-800 aircraft fleet, we are able to perform maintenance work every day without sacrificing aircraft revenue time, and schedule preventive maintenance with more regularity and around the utilization of our aircraft, which further dilutes fixed costs. We use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. See also “Item 4—Business Overview—Aircraft” and note 16 to our financial statements as of and for the year ended December 31, 2013.

ITEM 4A.     Unresolved Staff Comments

None.

ITEM 5.       Operating and Financial Review and Prospects

You should read this discussion in conjunction with our consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

A.      Operating Results

Revenues

We derive our revenues primarily from transporting passengers on our aircraft. In 2013, approximately 91% of our revenues came from passenger fares, and the remaining 9% came from ancillary revenues, principally from our cargo business, which utilizes cargo space on our passenger flights. Nearly all of our passenger and cargo revenue is denominated in reais. Passenger revenue, including the part of the revenue of the Smiles loyalty program which relates to the redemption of miles for GOL flight tickets, is recognized either when transportation is provided or when the unused ticket expires. Cargo revenue is recognized when transportation is provided. Other ancillary revenue consists primarily of ticket change fees, excess baggage charges and interest on installment sales. Passenger revenues are based upon our capacity, load factor and yield. Our capacity is measured in terms of available seat kilometers (ASK), which represents the number of seats we make available on our aircraft multiplied by the number of kilometers the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing revenue passenger kilometers by available seat kilometers. Yield is the average amount that one passenger pays to fly one kilometer.

The following table demonstrates our main operating performance indicators in 2012 and 2013:

	Year Ended December 31,
	2012	2013
Operating Data:
Load-factor	70.2%	69.9%
Break-even load-factor	78.0%	67.8%
Aircraft utilization (block hours per day)	12.1	11.2
Yield per passenger kilometer (cents)	19.7	23.4
Passenger revenue per available seat kilometer (cents)	13.8	16.4
Operating revenue per available seat kilometer (cents)	15.6	18.0
Number of departures	348,578	316,466
Operating aircraft at period end	126	137

Our revenues are net of ICMS and federal social contribution taxes, including Programa de Integração Social, or PIS, and the Contribuição Social para o Financiamento da Seguridade Social, or COFINS. ICMS does not apply to passenger revenues. The average rate of ICMS on cargo revenues varies by state from 0% to 19%. As a general rule, PIS and COFINS combined are imposed at rates of 3.65% of passenger revenues.

We have one of the largest e-commerce platforms in Brazil and we generate most of our revenue from ticket sales through our website.

ANAC and the aviation authorities of other countries in which we operate may influence our ability to generate revenues. In Brazil, ANAC approves the concession of flights, and consequently slots, entry of new companies, launch of new routes, increases in route frequencies and lease or acquisition of new aircraft. Our ability to grow and increase revenues is dependent on receiving approval from ANAC for new routes, increased frequencies and additional aircraft.

Operating Expenses

We seek to lower our operating expenses by operating a young and standardized fleet with a single-class of service, having one of the newest fleets in the industry, utilizing our aircraft efficiently, using and encouraging low-cost ticket sales and distribution processes. The main components of our operating expenses include aircraft fuel, aircraft rent, aircraft maintenance, sales and marketing, and salaries, wages and benefits, including provisions for our profit sharing plan.

Our aircraft fuel expenses are higher than those of low-cost airlines in the United States and Europe because production, transportation and storage of fuel in Brazil depends on expensive and underdeveloped infrastructure, especially in the north and northeast regions of the country. In addition, taxes on jet fuel are high and are passed along to us. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. In 2008, the price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, varied significantly, reaching an all-time high of US$145 per barrel in March 2008 and decreasing to US$44.60 per barrel at the end of 2008. At year-end 2009, the price per barrel was US$79.36 and increased to US$91.40 at the end of 2010. The price per barrel was US$98.83, US$91.82 and US$98.42 at year-end of 2011, 2012 and 2013, respectively. Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also linked to fluctuations in the exchange rate of the real  versus the U.S. dollar. In 2013, fuel expenses represented 41.6% of our total operating expenses, as compared to 41.5% in 2012. We currently enter into short-term arrangements to partially hedge against increases in oil prices and foreign exchange fluctuations.

Our aircraft rent expenses are in U.S. dollars and we use short-term arrangements to hedge against exchange rate exposure related to our lease payment obligations. In addition, leases for seven of our aircraft are subject to floating-rate payment obligations that are based on fluctuations in international interest rates. We currently have hedging policies in place to manage our interest rate exposure.

Our maintenance, material and repair expenses consist of light (line) and scheduled heavy (structural) maintenance of our aircraft. Line maintenance and repair expenses are charged to operating expenses as incurred. Structural maintenance for aircraft leased under finance leases is capitalized and amortized over the life of the maintenance cycle. Since the average age of our operating fleet was 7.1 years for 137 operating Boeing 737-700/800 aircraft at December 31, 2013, and most of the parts on our aircraft are under multi-year warranties, our aircraft have required a low level of maintenance and therefore we have incurred low maintenance expenses. Our aircraft are covered by warranties that have an average term of 48 months for products and parts and 12 years for structural components. The warranties on the aircraft we received in 2012 under our firm purchase order with Boeing will start expiring in 2016. Thus, with regard to the accounting for aircraft maintenance and repair costs, our current and past results of operations may not be indicative of future results. Our Aircraft Maintenance Center in Confins, in the State of Minas Gerais, is certificated for the maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s. We currently use this facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We believe that we have an advantage compared to industry peers in maintenance, materials and repairs expenses due to our in-house maintenance. We believe that this advantage will continue in the foreseeable future.

Our sales and marketing expenses include commissions paid to travel agents, fees paid for our own and third-party reservation systems and agents, fees paid to credit card companies and advertising. Our distribution costs are lower than those of other airlines in Brazil on a per available seat kilometer (ASK) basis because a higher proportion of our customers purchase tickets from us directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. We generated 87.6% of our consolidated sales through our website and API systems in 2013 and 88.8% in 2012, including internet sales through travel agents. For these reasons, we believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will continue in the foreseeable future.

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

Webjet

On November 23, 2012, we began the process of winding up Webjet’s activities and the discontinuation of its brand. The first step adopted was to cease all Webjet flights. Webjet’s passengers were absorbed by us and we became responsible for all air transport and associated services for these passengers. Eleven of Webjet’s Boeing 737-300 aircraft were returned in 2013. We recognized additional costs of approximately R$140 million in the fourth quarter of 2012 in connection with Webjet’s wind up. As these measures represented non-recurring expenses in 2012, our operational efficiency improved in 2013.

Brazilian Economic Environment

As most of our operations are domestic, we are affected by Brazilian general economic conditions. While our growth since 2001 has been primarily driven by our expansion into new markets and increased flight frequencies, we have also been affected by macroeconomic conditions in Brazil. We believe the rate of growth in Brazil is important in determining our future growth capacity and our results of operations. Our revenue passenger kilometer in the domestic market decreased by 4.7% in 2013 following a decrease of 5.6% in 2012 (considering Webjet pro-forma data for 2011). This decrease was primarily due to a 7.4% domestic capacity reduction in the same period in response to Brazil’s economic slowdown in 2012 and 2013 and to a new industry-wide cost environment in place since 2011, caused by higher fuel costs, new exchange rate levels and additional airport fees. Even in this scenario, we were able to become more efficient, focusing on established, profitable routes. Compared to 2012, our passenger revenue per available seat kilometer (PRASK) increased by 18% and, in the last quarter of 2013, the increase reached 27%, as compared to the same period in 2012, due to a combination of higher yields and a 5.1 percentage point increase in load factor.

We are materially affected by currency fluctuations. The vast majority of our revenues are denominated in reais  while a significant part of our operating expenses are either payable in or affected by the U.S. dollar, such as our aircraft operating lease payments, related maintenance reserves and deposits, and jet fuel expenses. In 2013, approximately 55% of our operating expenses (including aircraft fuel) were denominated in, or linked to, U.S. dollars and therefore varied with the real/U.S. dollar exchange rate within the year. We believe that our foreign exchange and fuel hedging programs partially protect us against short-term swings in the real/U.S. dollar exchange rate and jet fuel prices. Overall, we believe that the combination of our revenue stream, with its correlation to movements in the real/U.S. dollar exchange rate, and short-term hedges on the U.S. dollar-linked portion of our expenses, will mitigate the adverse effect on our operating expenses of abrupt movements in the real/U.S. dollar exchange rate.

Inflation has also affected us and will likely continue to do so. In 2013, approximately 45% of our operating expenses (excluding aircraft fuel) were denominated in reais, and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation.

The following table shows data for real GDP growth, inflation, interest rates, the U.S. dollar exchange rate and crude oil prices for and as of the periods indicated.

	December 31,
	2011	2012	2013
Real growth in gross domestic product	2.7%	0.9%	2.3%
Inflation (IGP-M)(1)	5.1%	7.8%	5.5%
Inflation (IPCA)(2)	6.5%	5.8%	5.9%
CDI rate(3)	10.9%	6.9%	9.8%
LIBOR rate(4)	0.6%	0.3%	0.3%
Depreciation of the real vs. U.S. dollar	12.6%	16.7%	10.5%
Period-end exchange rate—US$1.00	R$1.876	R$2.044	R$2.343
Average exchange rate—US$1.00(5)	R$1.675	R$1.955	R$2.161
Period-end West Texas intermediate crude (per barrel)	US$98.83	US$91.82	US$98.42
Period-end Increase (decrease) in West Texas intermediate crude (per barrel)	8.1%	(7.1)%	7.2%
Average period West Texas Intermediate crude (per barrel)	US$95.11	US$94.27	US$97.97
Average period increase (decrease) in West Texas Intermediate crude (per barrel)	19.5%	(0.9)%	3.9%

_________

Sources: Fundação Getúlio Vargas, the Central Bank and Bloomberg

(1)   Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.

(2)   Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística.

(3)   The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).

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

Critical accounting policies and estimates are those that are reflective of significant judgments and uncertainties, and potentially result in materially different outcomes under different assumptions and conditions. For a discussion of these and other accounting policies, see Note 2.2 to our consolidated financial statements.

Property,  Plant and Equipment. Property, plant and equipment, including reusable parts, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. Aircraft and engine spares acquired on the introduction or expansion of a fleet, as well as reusable spares purchased separately, are carried as fixed assets and generally depreciated in line with the fleet to which they relate. Pre-delivery deposits refer to prepayments under the agreements with Boeing for the purchase of Boeing 737-800 Next Generation and 737-800 MAX aircraft and include interest and finance charges incurred during the manufacture of aircraft and the leasehold improvements.

Under IAS 16 “Property, Plant and Equipment,” major engine overhauls including replacement spares and labor costs, are treated as a separate asset component with the cost capitalized and depreciated over the period to the next major overhaul. All other replacement spares and costs relating to maintenance of fleet assets are charged to the income statement on consumption or as incurred. Interest costs incurred on debts that fund progress payments on assets under construction, including pre-delivery deposits to acquire new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or aircraft delivery.

In estimating the useful life and expected residual values of our aircraft, we have primarily relied upon actual experience with the same or similar types of aircraft and recommendations from Boeing. Aircraft estimated useful life is based on the number of “cycles” flown (one-take-off and landing). We have made a conversion of cycles into years based on both our historical and anticipated future utilization of the aircraft. Subsequent revisions to these estimates, which can be significant, could be caused by changes to our maintenance program, changes in utilization of the aircraft (actual cycles during a given period of time), governmental regulations related to aging aircraft and changing market prices of new and used aircraft of the same or similar types. We evaluate estimates and assumptions each reporting period and, when warranted, adjust these estimates and assumptions. These adjustments are accounted for on a prospective basis through depreciation and amortization expense, as required by IFRS.

We evaluate annually whether there is an indication that our property, plant and equipment may be impaired. Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset(s), a significant change in the long-lived asset(s) physical condition and operating or cash flow losses associated with the use of our long-lived asset(s). As of December 31, 2011, we recognized an amount of R$50.7 million of impairment of fixed assets. As of December 31, 2012 and December 31, 2013, no impairment on property, plant and equipment assets was recognized. For more details, see note 16 to our consolidated financial statements.

Lease Accounting. Aircraft lease agreements are accounted for as either operating or capital leases (finance leases). When the risks and benefits of the lease are transferred to us, as lessee, the lease is classified as a capital lease. Capital leases are accounted for as an acquisition of the asset through a financing, with the aircraft recorded as a fixed asset and a corresponding liability recorded as a debt. Capital leases are recorded based on the lesser of the fair value of the aircraft or the present value of the minimum lease payments, discounted at an implicit interest rate, when it is clearly identified in the lease agreement, or market interest rate. The aircraft is depreciated through the lesser of its useful life or the lease term. Interest expense is recognized through the effective interest rate method, based on the implicit interest rate of the lease. Lease agreements that do not transfer the risks and benefits to us are classified as operating leases. Operating lease payments are accounted for as rent and lease expense is recognized when incurred, through the straight line method.

Sale-lease back transactions that result in a subsequent operating lease have different accounting treatments depending on the fair value of the asset, the price and the cost of the sale. If the fair value of the asset is less than its carrying amount, the difference is immediately recognized as a loss. When the sale gives rise to a gain it is recognized up to the fair value, with the excess deferred and amortized throughout the term of the lease. When the sale results in a loss and the carrying amount is not greater than fair value, the loss is deferred if compensated by future lease payments. If the carrying amount is greater than fair value, it is written down to fair value and if there is still a loss it is deferred if compensated by future lease payments.

Lease accounting is critical for us because it requires an extensive analysis of the lease agreements in order to classify and measure the transactions in our financial statements and significantly impacts us. Changes in the terms of our outstanding lease agreements and the terms of future lease agreements may affect how we account for our lease transactions and our future financial position and results of operations.

Goodwill and Intangible Assets. We have allocated goodwill and intangible assets with indefinite lives acquired through business combinations for the purposes of impairment testing to the single cash-generating unit, the operating subsidiaries VRG and Smiles, since segregation of its operations. Goodwill is tested for impairment annually by comparing the carrying amount to the recoverable amount of the cash-generating unit level that has been measured on the basis of its value-in-use, by applying cash flow projections in the functional currency based on our approved business plan covering a five-year period followed by the long-term growth rate of 3.5%. The pre-tax discount rate applied to the cash flow projections is 12.44%. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in our impairment evaluations are consistent with internal projections and operating plans. Airport operating rights acquired as part of the acquisition of VRG and Webjet were capitalized at fair value at that date and are not amortized. Those rights are considered to have an indefinite useful life due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. VRG tradenames were acquired as part of the VRG acquisition and was capitalized at fair value at that date. The tradename was considered to have an indefinite useful life and was not amortized. The carrying values of the airport operating rights and tradenames are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. Costs related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis. The carrying value of these intangibles is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. We assess at each balance sheet date whether intangibles with indefinite useful lives are impaired using discounted cash flow analyses, which considers the creditworthiness of the issuer of the security. As of December 31, 2011, no impairment on goodwill and other intangible assets was recognized. As of December 31, 2012, we recognized an impairment of R$56.8 million on the Varig  tradename, as evaluated under the new perspectives of its use and, therefore, the future economic benefit to be generated by it. As of December 31, 2013, we reassessed the value of the Varig  brand in light of its possible discontinuation. This reexamination led us to write off the residual value of the asset (impairment), and, as a result, the amount of R$6.3 million was registered in “Other operating expenses.” We have also incurred in a R$10 million write-off related to software use. For further information, see Note 17 to our financial statements.

Business Combination. We have accounted for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on the fair value on the acquisition date. Costs directly attributable to the acquisition are accounted for as expenses when incurred. The assets acquired and liabilities assumed were measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions on the acquisition date. Goodwill is measured as the excess of consideration transferred in relation to net assets acquired at fair value. If the consideration is lower than the fair value of net assets acquired, the difference should be recognized as a gain in the income statement. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. On October 3, 2011, we acquired the total capital of Webjet, through our subsidiary VRG, for an adjusted price of R$43.4 million. This acquisition was accounted by the acquisition method in accordance with IFRS 3R and the gain on bargain purchase of R$88.4 million was recorded in our income statement for the year ended December 31, 2011 under other operating revenues (expenses), not taxable as it is related to a permanent difference, according to the Brazilian transition tax regime (Regime Tributário de Transição), or RTT. On October 2, 2012, we completed the valuation of assets and liabilities acquired, including intangible assets, as well as the effect of deferred taxes and concluded that no further adjustments to the provisional allocation held on October 3, 2011 were needed. The gain on bargain purchase generated by the acquisition of Webjet is related to the recognition of the value of intangible assets not recorded on Webjet’s financial statements, represented by rights of use of slots in the Guarulhos and Santos Dumont airports, which are two of the busiest airports in Brazil, and which value is a consequence of the significant demand growth anticipated in the next few years and our expectation for recovery of operation profitability in these airports. In the context of winding up of Webjet’s operations, we have retained all of Webjet’s capacity in these airports.

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

For hedge accounting purposes, according to IAS 39, the hedge instrument is classified as: (i) a cash flow hedge when it protects against exposure to fluctuations in cash flows that are attributable to a particular risk associated with an asset or liability recognized regarding an operation that is highly likely to occur or to an exchange rate risk for an unrecognized firm commitment, and (ii) a fair value hedge when it protects from the results of a change in the fair value of a recognized liability, or a part thereof, that could be attributed to exchange risk.

At the beginning of a hedge transaction, we designate and formally document the item covered by the hedge, as well as the objective of the hedge and the risk policies strategy. Documentation includes identification of the hedge instrument, the item or transaction to be protected, the nature of the risk to be hedged and how the entity will determine the effectiveness of the hedge instrument in offsetting exposure to variations in the fair value of the item covered or the cash flows attributable to the risk covered. The foregoing is performed with a view to ensuring that such hedge instruments will be effective in offsetting the changes in fair value or cash flows, and these are quarterly appraised to determine if they really have been effective throughout the entire period for which they have been designated.

Amounts classified in equity are transferred to profit or loss each period in which the hedged transaction affects profit or loss. If the hedged item is the cost of non-financial asset, the amounts classified in equity are transferred to the initial carrying amount of the non-financial asset.

If the forecast transaction is no longer expected to occur, amounts previously recognized in equity are transferred to profit or loss. If the designation as a hedge is revoked, amounts previously recognized in equity are recognized in profit or loss.

We measure quarterly the effectiveness of the hedge instruments in offsetting changes in prices. Derivative financial instruments are effective if they offset between 80% and 125% of the changes in price of the item for which the hedge has been contracted. Any gain or loss resulting from changes in the fair value of the derivative financial instruments during the quarter in which they are not qualified for hedge accounting, as well as the ineffective portion of the instruments designated for hedge accounting, are recognized as other finance income (expenses).

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

We follow IAS 16 – “Property, Plant and Equipment” and perform the capitalization of the costs relating to engine overhauls. This practice establishes that costs on major maintenance (including replacement parts and labor) should be capitalized only when there is an extension of the estimated useful life of the engine. Such costs are capitalized and depreciated until the next stop for major maintenance. The expense recognized directly in the income statement refers to maintenance costs of other aircraft components or even maintenance of engines that do not extend their useful life.

During the quarter ended June 30, 2011 we changed the classification of maintenance deposits from a non-monetary to a monetary asset, as since 2011, transactions involving these assets occurred substantially through receipts of funds, according to renegotiations conducted with the lessors. These transactions are recognized as exchange variation expense.

In addition, certain of our lease agreements do not require maintenance deposits; instead letters of credit are issued on behalf of the lessor, which can be claimed if the aircraft maintenance does not occur as established in the review schedule. As of December 31, 2013, no letters of credit had been executed.

Our initial estimates of the maintenance expenses regarding the leases are equal to or in excess of the amounts required to be deposited. This demonstrates it is probable the amounts will be utilized for the maintenance for which they are to be deposited and the likelihood of an impairment of the balance is remote. There has been no impairment of our maintenance deposits.

A summary of activity in the Aircraft and Engine Maintenance Deposits is as follows:

	2012	2013
	(in thousands of reais)
Beginning of year	358,144	327,067
Amounts paid in	149,456	108,618
Reimbursement of expense incurred	(214,491)	(70,915)
Exchange variation	33,958	47,379
End of year	327,067	412,149

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

Mileage Program. The obligation created by the issuance of miles is measured based on the price that the miles were sold to its airline and non-airline partners, classified by us as the fair value of the transaction. The revenue recognition on the consolidated income or loss occurs when the Smiles Program participant, after redeeming the miles and exchanging it for flight tickets, is transported.

Our policy is to cancel miles outstanding in the accounts of customers for longer than 3 years and 11 months. The associated value for mileage credits estimated to be cancelled is recognized as revenue. We calculate the expiration estimate and non-use based on historical data. Future opportunities can significantly alter customer profile and the historical patterns. Such changes may result in material changes to the deferred revenue balance, as well as revenues recognized from that program.

Share-Based Payments. We measure the fair value of equity-settled transactions with employees at the grant date using the Black & Scholes valuation model. The resulting amount, as adjusted for forfeitures, is charged to income over the period in which the options vest. At each balance sheet date before vesting, the cumulative expense is calculated; representing the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. The change in cumulative expense since the previous balance sheet date is recognized in the income statement prospectively over the remaining vesting period of the instrument.

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

Aircraft and engines return provision: in aircraft operating leases, we are contractually required to return the equipment with a predefined level of operational capability; as a result we recognize a provision based on the aircraft return costs as set forth in the agreement. The aircraft’s return provisions costs are estimated based on expenditures incurred in aircraft reconfiguration (interior and exterior), license and technical certification, painting, and other costs, according to the return agreement. Engine return provisions are estimated based on an evaluation and minimum contractual conditions that the equipment should be returned to the lessor, considering not only the historical costs incurred, but also the equipment conditions at the time of the evaluation.

Deferred taxes. Deferred taxes are calculated based on tax losses, temporary differences arising on differences between tax bases and carrying amounts for financial reporting purposes of our assets and liabilities.

Even though unused tax losses and temporary differences have no expiration date in Brazil, deferred tax assets are recorded when there is evidence that future taxable profit will be available to use such tax credits. We record our deferred tax assets based on projections for future taxable profits, which considers a number of assumptions for revenue increases, for operating costs such as jet fuel prices, leasing expenses, etc. Our business plan is revised annually in order to reevaluate the amounts to be recorded as deferred tax assets.

The use of deferred taxes is a critical accounting policy for us because it requires a number of assumptions and is based on our best estimate of our projections related to future taxable profit. In addition, because the preparation of our business plan is subject to a variety of market conditions, the results of our operations may vary significantly from our projections and as such, the amounts recorded as deferred tax assets may be impacted significantly.

On December, 31, 2013, tax credits arising from tax losses carryforwards and negative social contribution basis were valued based on the reasoned expected generation of future taxable income of our parent company and its subsidiaries, subject to legal limitations.

As of December 31, 2013, we had reported approximately R$ 1.2 billion of tax loss carryforwards and negative basis of social contribution mainly as a result of the acquisition of VRG in 2007 and Webjet in 2011 and accumulated losses. Under Brazilian tax laws we may only use our tax loss carryforwards to offset taxes payable up to 30% of the taxable profit for each year. Thus, despite having a balance of tax loss carryforwards, we may have to pay higher taxes in case we reach the compensation limits for any given year that we are entitled to use under Brazilian tax laws.

Projected future taxable income on tax losses carryforwards and negative social contribution are prepared based on business plans reviewed annually and approved by our board of directors. Such projections reflect changes in the economic scenario, market changes and also decisions of our management, including the following assumptions: (i) in the long-term scenario we will keep the strategy adopted in 2013, as we have observed a stabilization in aircraft occupancy rate followed by an increase in yield, which is, however, lower than estimated long-term inflation; (ii) we continue with our ancillary revenue growth plan, such as the sale of special seats and buy on board; (iii) concerning the costs, the main change was the new level of personnel expenditure reached in 2013. Layoffs that occurred during the last two years, became the basis of the projection for a more efficient operation, contributing to manage costs; and (iv) our plans include the arrival of a new aircraft Boeing 737-MAX, announced in 2012. From 2018, the new aircraft will contribute to an even more efficient operation in terms of fuel consumption.

Results of Operations

Year 2013 Compared to Year 2012

Demand in Brazil, as measured in revenue passenger kilometers (RPK), increased by 1.4% in 2013 as compared to 2012, while capacity in Brazil, as measured by available seat kilometers (ASK), decreased by 2.9% in the same period. These figures reflect an industry-wide response to new cost levels in 2013. International demand increased by 5.1% in the same period while international supply increased by 7.4%.

During the course of 2012 and 2013, we concentrated on adapting our operations to the current macroeconomic scenario, becoming a more efficient airline by adjusting domestic capacity and focusing on established, profitable routes. In 2013, as compared to 2012, our passenger revenue per available seat kilometer (PRASK) increased by 18% and, in the last quarter of 2013, this increase reached 27% due to a combination of higher yields and a 5.1 percentage point increase in load factor.

In 2013, our total revenue passenger kilometers (RPK) and available seat kilometers (ASK) decreased by 4.7% and 4.3%, respectively, as compared to 2012, primarily in response to industry cost levels, devaluation of the real  in relation to the U.S. dollar, the second consecutive year of record level fuel prices and further deterioration of the Brazilian macroeconomic scenario, as indicated by its low GDP growth.

In 2013, our domestic seat supply decreased by 7.4% as compared to 2012, while domestic demand decreased by 7.3% in the same period, leading to a stable load factor. Also in 2013, our international market demand and capacity increased by 26.9% and 29.9%, respectively, as compared to 2012, primarily due to the introduction of new international routes to Santo Domingo (Dominican Republic), Miami and Orlando in December, 2012.

The table below presents certain data from our results of operations for the periods indicated:

	Year Ended December 31,
	2012	2013
Income Statement Data	(in millions of reais)
Operating revenues
Passenger	7,160.0	8,122.2
Cargo and other	943.6	834.1
Total operating revenues	8,103.6	8,956.3
Operating expenses
Salaries, wages and benefits	(1,569.7)	(1,333.5)
Aircraft fuel	(3,742.2)	(3,610.8)
Aircraft rent	(644.0)	(699.2)
Sales and marketing	(426.6)	(516.1)
Landing fees	(559.4)	(566.5)
Aircraft and traffic servicing	(528.7)	(599.5)
Maintenance, materials and repairs	(418.0)	(460.8)
Depreciation and amortization	(519.6)	(561.0)
Other operating expenses	(600.9)	(342.9)

Total operating expenses	(9,009.2)	(8,690.3)
Loss from operations before financial income (expense)	(905.6)	266.0
Interest expense	(453.7)	(532.1)
Financial income (expense), net	(225.5)	(387.1)
Loss before income taxes and social contribution	(1,584.8)	(653.2)
Income taxes	71.9	(71.4)
Net loss	(1,512.9)	(724.6)

Operating Revenue

Operating revenue increased by 10.5%, from R$8,103.6 million in 2012 to R$8,956.2 million in 2013. On a unit basis, revenue per available seat kilometer (RASK) increased by 15.5%, from R$15.6 cents in 2012 to R$18.0 cents in 2013. This was primarily due to the increase in passenger operating revenues, partially offset by the decrease in cargo and other revenue, as described below:

	Year Ended December 31,
Operating Revenue	2012	2013	Chg.%
	(in millions of reais, except percentages)
Operating revenue	8,103.6	8,956.2	10.5%
Passenger	7,160.0	8,122.2	13.4%
Cargo and other	943.6	834.1	(11.6%)

Passenger operating revenues increased by 13.4%, from R$7,160.0 million in 2012 to R$8,122.2 million in 2013. This variation was primarily due to a 19.0% increase in yields between the periods. Consolidated passenger revenue per ASK increased by 18.5% year-over-year.

Cargo and other revenue (flight booking, excess baggage, on board sales, etc.), or “ancillary revenue,” which accounted for 9% of net revenue in 2013, decreased by 11.6% from R$943.6 million in 2012 to R$834.1 million in 2013. This decrease was primarily due to the change in the fair value of the miles issued.

Operating Expenses

Operating expenses decreased 3.5%, from R$9,009.2 million in 2012 to R$8,690.2 million in 2013, primarily due to: (i) a 7.4% decrease in domestic supply and improved fuel efficiency, which together reduced our fuel expenses by 3.5%; and (ii) a decrease in other operating expenses by 42.4%, mainly due to a provision created in 2012 with respect to the winding up of Webjet’s activities and sale leaseback gains in 2013.

 The following table sets forth our total operating expenses for the periods indicated:

	Year Ended December 31,
Operating Expenses	2012	2013	Chg.%
	(in millions of reais, except percentages)
Salaries	(1,569.7)	(1,333.5)	(15.0%)
Aircraft fuel	(3,742.2)	(3,610.8)	(3.5%)
Aircraft rent	(644.0)	(699.2)	8.6%
Sales and marketing	(426.6)	(516.1)	21.0%
Landing fees	(559.4)	(566.5)	1.3%
Aircraft and traffic servicing	(528.7)	(599.5)	13.4%
Maintenance, materials and repairs	(418.0)	(460.8)	10.2%
Depreciation and amortization	(519.6)	(561.0)	8.0%
Other operating expenses	(600.9)	(342.9)	(42.9%)

Total operating expenses	(9,009.2)	(8,690.2)	(3.5%)

On a per unit basis, however, our operating expense per available seat kilometer (CASK) increased by 0.7% from R$17.38 cents in 2012 to R$17.51 cents in 2013, mainly due to a 4.3% reduction in total supply of available seat kilometer (ASK), which resulted in a smaller dilution of our operating expenses. Higher CASK from (i) aircraft and traffic servicing, sales and marketing, aircraft rent, depreciation and amortization and maintenance, materials and repairs was partially offset by (ii) the reduction in salaries, wages and benefits and other operating expenses. Operating expenses per available seat kilometer excluding fuel (CASK ex-fuel) increased 0.7% from R$10.16 cents in 2012 to R$10.23 cents in 2013, for the same reasons mentioned above.

The following table sets forth certain of our CASK components as a percentage of total operating expenses, for the periods indicated:

	Year Ended December 31,
Operating Expenses per Available Seat Kilometer Breakdown	2012	2013	Chg %
Fuel	41.5%	41.6%	0.1%
Personnel	17.4%	15.3%	(2.1%)
Rent	7.1%	8.0%	0.9%
Maintenance	4.6%	5.3%	0.7%
Other	29.3%	29.8%	0.5%

The following table sets forth certain of our CASK components for the periods indicated:

	Year Ended December 31,
Operating Expenses per Available Seat Kilometer	2012	2013	Chg %
	(in cents of reais, except percentages)
Salaries	(3.03)	(2.69)	(11.2%)
Aircraft fuel	(7.22)	(7.28)	0.8%
Aircraft rent	(1.24)	(1.41)	13.5%
Sales and marketing	(0.82)	(1.04)	26.4%
Landing fees	(1.08)	(1.14)	5.8%
Aircraft and traffic servicing	(1.02)	(1.21)	18.5%
Maintenance, materials and repairs	(0.81)	(0.93)	15.2%
Depreciation and amortization	(1.00)	(1.13)	12.8%
Other operating expenses	(1.16)	(0.69)	(40.4%)
Operating expenses per available seat kilometer (CASK)	(17.38)	(17.51)	0.7%
CASK excluding fuel expenses	(10.16)	(10.24)	0.7%

Aircraft fuel expenses decreased by 3.5%, from R$3,742.2 million in 2012 to R$3,610.8 million in 2013, largely due to: (i) the reduction of 8.7% in fuel liters consumed per available seat kilometer; and (ii) the 4.6% improvement in fuel efficiency per available seat kilometer in the year-over-year comparison. These were partially offset by: (iii) the 5.7% increase in the price of jet fuel in reais; and (iv) the 10.5% depreciation of the real  against the U.S. dollar. In per available seat kilometer terms, aircraft fuel costs increased by 0.8% due to a 4.3% reduction in total supply of available seat kilometer, which allowed for a lower dilution of our operating expenses.

Salaries decreased 15.0%, from R$1,569.7 million in 2012 to R$1,333.5 million in 2013, due to: (i) a 7.7% year-over-year reduction in workforce, in line with our strategy of reducing capacity in Brazil’s domestic market and (ii) the inclusion of the aviation sector in the Brasil Maior payroll-tax exemption program as of 2013. This was partially offset by the 6.0% average salary increase for 2013. In per available seat kilometer terms, salaries, wages and benefits decreased by 11.2%, due to these same reasons.

Aircraft rent increased by 8.6%, from R$644.0 million in 2012 to R$699.2 million in 2013, due to the 10.5% depreciation of the real  against the U.S. dollar, given that most aircraft leasing costs are denominated in U.S. dollars. In per available seat kilometer terms, aircraft rent increased by 13.5%, due to the reduction in total supply of available seat kilometers, which resulted in a smaller dilution of our operating expenses. This increase is also impacted by the reduction in our aircraft utilization rate from 12.1 block hours/day in 2012 to 11.2 block hours/day in 2013.

Sales and marketing expenses increased 21.0%, from R$426.6 million in 2012 to R$516.1 million in 2013, due to an increase in commissions paid, which reflect our increase in sales. In per available seat kilometer terms, sales and marketing expenses increased 26.4% and the difference between these two percentages is explained by the same reasons above, as well as the 4.3% reduction in total supply of available seat kilometer, which allowed for a lower dilution of these expenses.

Landing fees, which as of the end of 2012 included passenger connection fees charged by Brazilian airports, increased by 1.3%, from R$559.4 million in 2012 to R$566.5 million in 2013. This increase was mainly due to the inclusion of such passenger connection fees, which vary between R$4.00 and R$8.00 depending on the airport. Since July 2013, passenger connection fees have been charged by all Brazilian airports. In per available seat kilometer terms, landing fees increased by 5.8% due to the lower dilution of our operating expenses in the year-over-year comparison.

Aircraft and traffic servicing expenses increased by 13.4%, from R$528.7 million in 2012 to R$599.5 million in 2013, mainly due to: (i) the increase in ramp services expenses and (ii) inflation of 5.9% (IPCA). In per available seat kilometer terms, these costs increased by 18.5% in 2013, for the same reasons in the year-over-year comparison.

Maintenance, materials and repairs increased by 10.2%, from R$418.0 million in 2012 to R$460.8 million in 2013, mainly due to: (i) an increase in the number of engines removed for maintenance and repair; and (ii) the 10.5% depreciation of the real  against the U.S. dollar, given that most maintenance expenses are denominated in U.S. dollars. In per available seat kilometer terms, maintenance, materials and repairs increased by 15.2%, and the difference is explained by the same reasons.

Depreciation and amortization expenses increased by 8.0%, from R$519.6 million in 2012 to R$561.0 million in 2013, mainly due to: (i) an additional aircraft under finance lease (45 in 2012 against 46 in 2013); (ii) expenses associated with major engine improvements during maintenance performed pursuant to our finance lease contracts and (iii) an increase in estimated reconfiguration costs associated to aircraft returns to the respective lessor. In per available seat kilometer terms, depreciation and amortization increased by 12.8%, due to the same reasons.

Other operating expenses (mainly crew travel and accommodation expenses, direct passenger expenses, equipment leasing and general and administrative expenses) decreased 42.9%, from R$600.9 million in 2012 to R$342.9 million in 2013. In 2012, this expense included a provision in the amount of R$197.0 million in connection with the winding up of Webjet’s activities and asset reevaluation. In addition, we recorded R$116.7 million in gains from sale leaseback operations in 2013 (for more information about the recognition of gains with sale leaseback transactions, see note 2.2 “g” to our consolidated financial statements). In per available seat kilometer terms, other operating expenses decreased by 40.4%, due to the reasons explained above.

Net Financial Result

Our net financial expense increased by 35.3%, from R$679.2 million in 2012 to R$919.2 million in 2013, primarily as a result of the depreciation of the real  against the U.S. dollar and the consequent increase in other financial expenses and interest on loans due, considering that most of our debt is denominated in foreign currency.

	Year Ended December 31,
Financial Result	2012	2013	Chg. %
	(in millions of reais)
Interest on short and long-term debt	(453.7)	(532.1)	17.3%
Exchange rate changes, net	(284.6)	(490.1)	72.2%
Derivative net results	50.3	49.6	(1.5%)
Investment funds	99.3	149.5	50.6%
Other financial expenses	(90.5)	(96.1)	6.2%
Net financial results	(679.2)	(919.2)	35.3%

Interest on loans increased by 17.3% from 2012 to 2013 mainly due to: (i) a 10.5% year-over-year depreciation of the real against the U.S. dollar (affecting 78% of our total debt as of December 31, 2013, which is denominated in foreign currency); (ii) new debt issuances (10.750% Senior Notes due 2023 issued in February 2013); and (iii) an additional aircraft under finance lease (45 in 2012 against 46 in 2013).

Exchange rate changes increased by 72.2% from 2012 to 2013 mainly due to: (i) Brazilian macroeconomic conditions; and (ii) the 14.6% period-end depreciation of the real  against the U.S. dollar. The exchange rate volatility has a direct impact on foreign-currency-denominated financial assets and liabilities.

Investment funds increased by 50.6% from 2012 to 2013 mainly due to: (i) a 92% increase in our total cash position (cash, cash equivalents, financial investments and short and long-term restricted cash), with proceeds obtained mainly from the Smiles IPO, which were used for the advanced purchase of our tickets by Smiles, and (ii) the increase in the Brazilian SELIC rate.

In 2013, we recognized derivative financial instruments net gain of R$49.6 million. As of December 31, 2013, we had derivative positions in place to hedge approximately 19%, 15%, 7% and 6% of our estimated jet fuel consumption for the first, second, third, and fourth quarters of 2014.

Other financial expenses increased by 6.2%, from R$90.5 million in 2012 to R$96.1 million in 2013, mainly due to an expense of R$8.8 million related to waiver fees paid to holders of our Debentures IV and V.

Income Tax

Income tax moved from a credit of R$71.9 million in 2012 to an expense of R$71.4 million in 2013 due to the increase in taxable income mainly generated by Smiles. In addition, we also incurred in an increase in deferred taxes primarily due to the realization of miles issued prior to the segregation of Smiles.

Loss For The Period

As a result of the foregoing, we had net losses of R$724.6 million in 2013 as compared to net losses of R$1,512.9 million in 2012.

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

Passenger operating revenues increased by 6.7% from R$6,713.0 million in 2011 to R$7,160.0 million in 2012. This variation was primarily due to the consolidation of Webjet’s net revenue in 2012, 1.8 percentage points increase in load factor and 1.0% increase in yields between the periods. Consolidated passenger revenue per ASK increased by 3.6% year-over-year.

Ancillary revenue increased by 14.2% from R$826.3 million in 2011 to R$943.6 million in 2012, accounting for 11.6% of net revenue in 2012, primarily due to: (i) the consolidation of Webjet’s ancillary revenue; (ii) the 17.5% increase in revenue from fees for flight rebooking, no-show, passenger services and ticket cancellations; (iii) the 27% increase in excess baggage revenue; and (iv) an increase of approximately 2% in cargo revenue, which accounted for approximately 4% of our total gross revenue. Consolidated ancillary revenue per ASK increased by 11.0% year-over-year.

On a unit basis, revenue per available seat kilometer (RASK) increased by 4.5% from R$15.0 cents in 2011 to R$15.6 cents in 2012.

Operating Expenses

Operating expenses increased 15.7% from R$7,783.8 million in 2011 to R$9,009.2 million in 2012, primarily due to: (i) the consolidation of Webjet’s operating expenses; (ii) additional expenses of R$140 million related to the winding up of Webjet’s activities recorded in the fourth quarter of 2012; (iii) impairment of R$56.8 million on Varig  tradename; (iv) consistently high jet fuel prices during the course of 2012 (in reais approximately 18% greater than 2011); (v) a 17% average depreciation of the real  against the U.S. dollar; and (iv) increased landing and navigation assistance fees resulting from new fee calculation methodologies introduced by Infraero.

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

On a per unit basis, our operating expense per available seat kilometer (CASK) increased by 12.5% from R$15.45 cents in 2011 to R$17.38 cents in 2012, mainly due to R$124 million of additional provisions (see note 11 to our consolidated financial statements included elsewhere herein) and other additional expenses related to logistics and passenger re-accommodation due to the end of Webjet’s Operations (for a total of R$140 million), impairment of R$56.8 million on Varig  tradename, higher CASK from fuel, aircraft rent, landing fees, and depreciation and amortization. The increase in CASK was partially offset by the 2.9% growth in supply (ASK). Operating expenses per available seat kilometer excluding fuel (CASK Ex-fuel) increased 8.4% from R$9.38 cents in 2011 to R$10.16 cents in 2012, mainly due to the extra costs related to the winding up of Webjet’s activities, impairment on Varig  tradename, higher expenses with aircraft rent, landing fees, and depreciation and amortization.

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

Aircraft fuel expenses increased by 22.3% from R$3,060.7 million in 2011 to R$3,742.2 million in 2012, largely due to the 18% increase in the price of jet fuel in reais, as well as the 3.6% consolidated increase in fuel consumption due to the consolidation of Webjet’s fleet and the 17% average period depreciation of the real  against the U.S. dollar. In per available seat kilometer terms, aircraft fuel costs increased by 18.8%, due to the same reasons, although diluted by the increase in available seat kilometers in the year-over-year comparison.

Salaries remained almost stable, increasing 0.6%, from R$1,560.4 million in 2011 to R$1,569.7 million in 2012, due to the addition of a full year of Webjet employees on our payroll, largely offset by a 13.6% year-over-year decrease in our workforce, in line with our strategy of reducing capacity in Brazil’s domestic market, partially compensated with the impact of a 6.0% salary increase for 2013 on payroll expenses. In per available seat kilometer terms, salaries, wages and benefits decreased by 2.2%, due to these same reasons mentioned above in addition to the increase in available seat kilometers in the year-over-year comparison.

Aircraft rent increased by 27.5%, from R$505.1 million in 2011 to R$644.0 million in 2012, due to the greater  average number of aircraft under operational leasing contracts (86 in 2011 as compared to 99 in 2012), combined with the 17% average period depreciation of the real  against the U.S. dollar, given that most aircraft leasing costs are denominated in U.S. dollars. In per available seat kilometer terms, aircraft rent increased by 24.3%, due to the same reasons, although diluted by the increase in available seat kilometers in the year-over-year comparison.

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

Landing fees increased by 41.5% from R$395.2 million in 2011 to R$559.4 million in 2012, due to: (i) the negative impact of the new landing and navigation fee calculation methodology introduced by INFRAERO during the course of  2011; (ii) the 6.9% increase in the number of departures as a result of the consolidation of Webjet’s operations; and (iii) the 17% average period depreciation of the real  against the U.S. dollar, which had an adverse impact on international landing fees. In per available seat kilometer terms, these fees increased by 37.5%, due to the same reasons, although diluted by the increase in available seat kilometers in 2012.

Aircraft and traffic servicing expenses increased by 9.1% from R$484.6 million in 2011 to R$528.7 million in 2012, mainly due to: (i) the 6.9% increase in the number of arrivals and departures, mainly as a result of the consolidation of Webjet’s operations, as operational volume affects expenses from handling, collection and forwarding, among others; and (ii) the 17.0% average period depreciation of the real  against the U.S. dollar, which had an adverse impact on our international operations. In per available seat kilometer terms, these costs increased by 6.0% in the same period, due to the same reasons, although diluted by the increase in available seat kilometers in the year-over-year comparison.

Maintenance, materials and repairs decreased by 3.7% from R$434.2 million in 2011 to R$418.0 million in 2012, due to: (i) a reduced number of engine removals; (ii) a decline in average unit engine maintenance cost as a result of the benefits from a complete year of the maintenance agreement entered into with Delta Tech Ops in 2011; and (iii) the effects of expenses related to the return of three Boeing 767s in the second quarter of 2011 that did not occur in 2012. The decrease was partially offset by the consolidation of Webjet’s maintenance expenses and the 17% average period depreciation of the real  against the U.S. dollar, given that most maintenance expenses are U.S. dollar-denominated. In per available seat kilometer terms, maintenance, materials and repairs decreased by 6.4%, due to the same reasons, although emphasized by the increase in available seat kilometers in the year-over-year comparison.

Depreciation and amortization expenses increased by 31.3% from R$395.8 million in 2011 to R$519.6 million in 2012, mainly due to the: (i) higher average number of aircraft under finance leases (45 in 2012 versus 42 in 2011); (ii) addition of six Boeing 737-300 aircraft owned by Webjet; (iii) increase in the depreciation of estimated aircraft reconfiguration costs which will be incurred when the aircraft are returned; and (iv) costs from improvements related to major engine maintenance established in the contracts. In per available seat kilometer terms, depreciation and amortization increased by 27.6%, due to the same reasons, although diluted by the increase in available seat kilometers in 2012.

Other operating expenses (mainly crew travel and accommodation, direct passenger expenses, equipment leasing and general and administrative expenses) increased 10.2% from R$545.2 million in 2011 (including gain on bargain purchase of R$88.4 million in 2011) to R$600.9 million in 2012 due to: (i) additional expenses related to the winding up of Webjet’s activities recorded in the fourth quarter of 2012; (ii) impairment of R$56.8 million on Varig  tradename; (iii) the 6.9% increase in take-offs; and (iv) the 17% average period depreciation of the real  against the U.S. dollar. This was  partially offset by: (i) R$90 million in additional expenses recorded in 2011 (contractual penalty of approximately R$25 million from the early return of three Boeing 767s, expense of R$10.0 million from the termination of an agreement with a baggage-handling provider, expenses of R$5.0 million due to flight cancellations and delays due to volcanic ash from an eruption in Chile and additional expenses of R$50.0 million associated with system improvements and developments, the optimization of the route network and a provision for an insurance reimbursement); (ii) impairment losses of R$51 million related to VRG and Webjet’s fixed assets; (iii) an expense of R$21.7 million related to the revision of the criteria used to calculate contributions for PIS and COFINS recorded in 2011; and (iv) the gain on bargain purchase of R$88.4 million recorded in 2011. In per available seat kilometer terms, other operating expenses decreased by 25.2%, due to the same reasons, although emphasized by the increase in available seat kilometers in the year-over-year comparison.

Net Financial Result

Our net financial expense decreased by 11.6% from R$755.9 million in 2011 to R$679.2 million in 2012 primarily as a result of the gain on derivative instruments and lower expenses related to exchange variation, partially offset by an increase in other financial expenses and interest on loans due to the average period depreciation of the real  against the U.S. dollar, given that most of our debt is denominated in foreign currency.

	Year Ended December 31,
Financial Result	2011	2012	Chg. %
	(in millions of reais)
Interest on short and long-term debt	(414.4)	(453.7)	9.5%
Exchange rate changes, net	(398.9)	(284.6)	(28.7)%
Derivative net results	(52.4)	50.3	(196.0)%
Investment funds	147.5	99.3	(32.7)%
Other financial expenses	(37.7)	(90.5)	140.3%
Net financial results	(755.9)	(679.2)	(10.1)%

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

In 2012, we recognized derivative financial instruments net gain of R$50.3 million. As of December 31, 2012, we had derivative positions in place to hedge approximately 21%, 9%, 7%, 7% and 6% of our estimated jet fuel consumption for the first, second, third, and fourth quarters of 2013 and after that until the first quarter of 2015, respectively.

Other financial expenses increased by 140.3%, from R$37.7 million in 2011 to R$90.5 million in 2012, mainly due to: (i) the consolidation of Webjet’s other financial expenses; (ii) expense of R$8.1 million in connection with waiver fees paid to holders of our Debentures IV and V recorded in the first quarter of 2012; (iii) a loss of R$11.1 million in escrow deposits related to the acquisition of Webjet; and (iv) other financial expenses totaling approximately R$6.0 million related to adjustments to the present value of Webjet’s liabilities.

Income Tax

Income tax expenses decreased by 71.1%, from a credit of R$248.9 million in 2011 to a credit of R$71.9 million in 2012, mainly due to the recognition of a valuation allowance on carryforward tax losses.

Income (Loss) For The Period

As a result of the foregoing, we had net losses of R$751.5 million in 2011, versus net losses of R$1,512.9  million in 2012.

B.      Liquidity and Capital Resources

Cash Flow Analysis

Operating Activities. Our strategy is to rely primarily on cash flows from operations to provide working capital for current and future operations. In 2013, we generated R$403.9 million in cash from our operating activities reflecting the increase in our operating profitability. In 2012, net cash generated by operating activities was R$133.3 million while, in 2011, net cash used was R$602.5 million.

Operating activities refer to the main revenue-producing activities of the Company and other activities that are not investing or financing activities. In 2013, cash generated by operating activities was positively impacted by (i) R$396.6 million in advance ticket sales, which can be explained by an increase in our average yields and (ii) R$163.0 million related to our mileage program. These were partially offset by (i) the R$116.3 million decrease in cash deposits and (ii) the R$570.6 million decrease in financial applications. In order to reconcile our net loss, the following effects should not be considered: (i) exchange variation in the amount of R$598.6 million, (ii) depreciation and amortization in the amount of R$561.0 million and (iii) interest on loans in the amount of R$248.8 million.

Cash flows associated with derivative financial instruments, which are also classified as operating cash flows, generated net inflows of R$49.4 million in 2013 and net outflows of R$37.8 million and R$42.3 million in 2012 and 2011, respectively.

As of December 31, 2013, we had R$412.5 million of maintenance reserve deposits under our aircraft operating leases. Funds will be drawn from the maintenance reserve accounts to reimburse for certain structural maintenance expenditures incurred. We believe the amounts deposited (and to be deposited) plus our own cash resources will be sufficient to service our future aircraft maintenance and other costs for the duration of the applicable operating leases.

Investing Activities. In 2013, net cash used in investing activities was R$318.9 million. In 2013, we invested R$51.0 million in intangibles, while acquisition of fixed assets were R$238.0 million, R$454.2 million and R$279.8 million in 2013, 2012 and 20111, respectively, primarily due to pre-delivery deposits for the acquisition of Boeing 737 aircraft. In 2013 and 2012, acquisition of fixed assets was also impacted by improvements related to major engine maintenance performed in accordance to our lease agreements.

Financing Activities. Net cash generated by financing activities totaled R$807.2 million in 2013 and consisted primarily of: (i) a R$1,096.0 million capital increase related to Smiles’ IPO; and (ii) R$404.0 million in funding operations closed during the year. These proceeds were partially offset by the R$676.6 million in aircraft lease and debt payments.

In 2012, net cash used in financing activities totaled R$4.4 million and consisted primarily of: (i) R$312.4 million in funding operations during the year; and (ii) R$17.3 million of sale of stocks held in treasury. These proceeds were offset by (iii) R$334.7 million outflow for the repayment of debt and aircraft lease payments.

In 2011, net cash generated from financing activities totaled R$354.5 million and consisted primarily of capital raised from: (i) the issuance of our fifth series of debentures in the amount of R$500 million; and (ii) the equity investment in the amount of R$182 million made by Delta Airlines. These proceeds were offset by (iii) the prepayment of working capital credit lines and other debt which would have matured in the medium term, therefore reducing the risk of us having to refinance debt and aircraft finance lease payments in the short term.

Liquidity

In managing our liquidity, we take into account our cash and cash equivalents, short-term investments and short and long-term restricted cash, as well as, our accounts receivable balances. Our accounts receivable balance is affected by the payment terms of our credit card receivables. Our customers can purchase seats on our flights using a credit card and pay in installments, typically creating a one, or two, month lag between the time that we pay our suppliers and expenses and the time that we receive payment for our services. When necessary, we obtain working capital loans, which can be secured by our receivables, to finance the sale-to-cash collection cycle.

Our cash position as of December 31, 2013 was equivalent to 34.0% of our trailing twelve months’ operating revenues (reaching our initial target of at least 25.0% of the trailing twelve months’ operating revenues). This position also covers seven times our short-term debt, which we believe currently is an appropriate level of liquidity. We are also committed to having no significant financial debt maturities (excluding finance leases) coming due within any two-year horizon.

As of December 31, 2013, we had R$251.2 million in cash held in our subsidiaries outside Brazil, of which R$195.1 million were held in Venezuela. For more information on risks associated with the repatriation of funds held outside Brazil, see “Risk Factors—New and existing regulations and government actions regarding the repatriation of funds as well as the devaluation of currencies in foreign countries where we have operations could adversely affect us.”

The following table sets forth certain key liquidity data at the dates indicated:

	At December 31,
	2012	2013	% Change
	(in millions of reais)
Real Denominated	1,521.3	2,268.5	49.1%
Cash and Cash Equivalents	450.3	995.9	121.2%
Short-Term Investments and Short and long-Term Restricted Cash	763.5	988.1	29.4%
Short-term Receivables	307.5	284.5	-7.5%
Foreign Exchange Denominated	864.9	1,569.9	81.5%
Cash and Cash Equivalents	325.3	639.7	96.7%
Short-Term Investments	46.1	422.0	815.4%
Short-term Receivables	18.2	40.4	121.7%
Advances for acquisition of aircraft	475.3	467.8	-1.6%
Total	2,386.2	3,838.4	60.9%

As of December 31, 2013, cash and cash equivalents, short-term investments and short and long-term restricted cash were R$3,045.7 million, comprised by R$1,635.6 million in cash and cash equivalents, R$1.155.6 million in short-term investments representing immediate liquid financial assets and R$254.5 million in restricted cash. The increase in total cash deposits, as compared to 2012, is primarily due to cash resources deriving from Smiles’ IPO, which were used for the purchase of advanced flight tickets by Smiles as well as the increase in our operating profitability.

Short-term receivables include mainly credit card sales and accounts receivables from travel agencies and cargo transportation. At the end of 2013, our volume of short-term receivables was stable as compared to 2012.

As of December 31, 2013, we had R$467.8 million deposited with Boeing as advances for aircraft acquisitions, a decrease of 1.6% as compared to December 31, 2012, mainly due to aircraft deliveries made in 2013 and the lower number of new aircraft deliveries scheduled under our fleet plan for the next 12 months. As a result, our total cash deposits were R$3,838.4 million as of December 31, 2013 as compared to R$2,386.2 million at December 31, 2012.

Indebtedness

The following table sets forth our loans and financings at December 31, 2013 and 2012:

	At December 31,
	2012	2013	% Change
	(in millions of reais)
Loans and Financing	2,718.6	2,891.7	6.4%
Aircraft Finance Lease	2,052.5	2,195.3	7.0%
Interest	54.3	83.0	52.9%
Perpetual Bonds	365.8	419.3	14.6%
Total Loans and Financing	5,191.2	5,589.3	7.7%

As of December 31, 2013, our total debt was R$5,589.4 million, with an average term of 4.5 years (excluding perpetual notes) and an average interest rate of 11.5% for obligations in local currency and of 9.1% for U.S. dollar-denominated obligations. Excluding our perpetual bonds, which have no maturity date, total loans and financing totaled R$5,170.1 million at December 31, 2013, with a negative foreign exchange effect due to the depreciation of the real  against the U.S. dollar of 10.5% between 2012 and 2013.

Loans and Financing

The following tables sets forth our short-term and long-term loans as of December 31, 2012 and 2013:

	At December 31,
	2012	2013	% Change
Short-Term Debt	(in millions of reais)
Local Currency	1,356.8	60.3	(95.6%)
Working Capital	191.8	32.3	(83.2%)
BNDES- loan	3.1	3.1	0%
BNDES-Safra loan(1)	29.9	-	(100.0%)
BDMG loan(2)	6.4	5.2	(18.7%)
Debentures IV **	596.4	-	(100.0%)
Debentures V**	494.5	-	(100.0%)
Santander	-	-	-
Citibank	14.0	-	(100.0%)
Industrial CDB	-	-	-
Banco IBM	6.7	-	(100.0%)
Interest	14.0	19.7	40.7%
Foreign Currency (U.S. Dollars)	362.8	380.5	4.9%
Working Capital	-	51.5	100.0%
JP Morgan	73.6	-	(100.0%)
Aeroturbine	-	-	-
IFC loan(3)	17.0	-	(100.0%)
FINIMP(4)	24.2	5.8	(76.0%)
Finance Lease	207.7	259.8	25.1%
Interest	40.3	63.4	57.3%
Total Short-Term Debt	1,719.6	440.8	(74.4%)

Long-Term Debt
Local Currency	196.7	1,182.7	500.9%
BNDES loan(5)	11.1	8.0	(27.9%)
BNDES-Safra loan(1)	13.9	-	(100.0%)
BDMG loan(2)	20.1	15.7	(22.0%)
Banco IBM	20.5	-	(100.0%)
Safra	131.2	65.6	(50.0%)
Debentures IV**	-	597.7	n/a
Debentures V**	-	495.7	n/a
Foreign Currency (U.S. Dollars)	2,909.0	3,546.5	21.9%
JP Morgan	33.7	1.5	(95.4%)
Senior Notes	1,030.4	1,609.5	56.2%
Finance Lease	1,844.9	1,935.5	4.9%
Total Long-Term Debt	3,105.7	4,729.2	52.3%
Total Loans Ex-Perpetual Bonds	4,825.3	5,170.0	7.1%
Perpetual Bonds***	365.8	419.3	14.6%
Total Loans - including Perpetual Bonds	5,191.2	5,589.3	7.7%

_______________________

** On December 31, 2012, we reclassified our Debentures IV and V in the total amount of R$1,090.9 million from long term to short term debt due to covenant non-compliance as further described in “—Covenant Compliance” and “Item 3. Key Information—D. Risk Factors—Certain of our debt agreements contain financial covenants and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.”

*** No maturity term bonds.

(1) Credit line with BNDES used to finance the modernization of engines.

(2) Credit line with Banco de Desenvolvimento de Minas Gerais (Minas Gerais State Development Bank) used to finance the development of our Confins maintenance center.

(3) Credit line with International Finance Corporation used to finance spare parts.

(4) Credit line with Banco do Brasil used to finance import of rotables parts.

(5) Credit line with Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian Development Bank), or BNDES, used to finance the development of our Confins maintenance center.

Aircraft Finance Leases

The following table sets forth our aircraft finance lease as of December 31, 2012 and 2013:

	As of December 31,
	2012	2013	% Change
Short-Term Debt (Foreign Currency - U.S. Dollars)	(in millions of reais)
Finance Lease	207.7	259.8	25.1%
Total Short-Term Debt (Foreign Currency - U.S. Dollars)	207.7	259.8	25.1%
Long-Term Debt (Foreign Currency - U.S. Dollars)
Finance Lease	1,844.9	1,935.5	4.9%
Total Long-Term Debt (Foreign Currency - U.S. Dollars)	1,844.9	1,935.5	4.9%
Total Aircraft Finance Lease	2,052.5	2,195.3	7.0%

On December 31, 2013, aircraft finance lease debt totaled R$2,195.3 million, including aircraft finance lease paid in monthly installments with funds generated from our operations. Financial expenses related thereto are booked as financial expenses in the income statement.

Total short-term debt at December 31, 2013 totaled R$440.8 million consisting of aircraft finance lease of R$259.8 million, interest of R$83.0 million and loans of R$98.0 million. Long-term debt totaled R$5,148.6 million, consisting of aircraft finance leases in the amount of R$1,935.5 million, perpetual bonds in the amount of R$419.3 million and loans in the amount of R$2,793.7 million.

The following table sets forth the maturities and interest rates of our indebtedness:

	Maturity	Contractual Interest p.a.	Effective Interest p.a.	Currency
BNDES	jul/17	TJLP + 1.40%	6.02%	Real
BDMG	mar/18	IPCA + 6.0%	10.88%	Real
Debentures IV	sep/15	118.0% of CDI	11.64%	Real
Debentures V	jun/17	120.0% of CDI	11.45%	Real
Safra	dec/15	125% of CDI	11.11%	Real
Finimp – B. Brasil	nov/14	4.67%	4.67%	U.S. dollar
J.P. Morgan (I)	jun/14	1.10%	1.13%	U.S. dollar
J.P. Morgan (II)	sep/14	0.85%	1.13%	U.S. dollar
J.P. Morgan (III)	mar/15	1.39%	1.13%	U.S. dollar
Senior Notes 2017	apr/17	7.50%	7.63%	U.S. dollar
Senior Notes 2020	jul/20	9.25%	9.65%	U.S. dollar
Senior Notes 2023	feb/23	10.75%	11.23%	U.S. dollar
Perpetual Bonds	n/a	8.75%	8.75%	U.S. dollar

The following table sets forth our payment schedule for our loans and financings (excluding aircraft financings):

	2015	2016	2017	After 2017	Without Maturity	Total
Real Denominated	671.5	256.1	254.8	0.5	-	1,182.9
BDMG	5.1	5.1	5.1	0.5	-	15.8
BNDES	3.1	3.1	1.8	-	-	8.0
Safra	65.6	-	-	-	-	65.6
Debentures IV and V	597.7	247.9	247.9	-	-	1,093.5
U.S. Dollar Denominated	1.5	-	491.9	1,117.5	419.3	2,030.2
J.P. Morgan	1.5	-	-	-	-	1.5
Senior Notes 2017	-	-	491.9	-	-	491.9
Senior Notes 2020	-	-	-	691.0	-	691.0
Senior Notes 2023	-	-	-	426.5	-	426.5
Perpetual Bonds	-	-	-	-	419.3	419.3
Total*	673.0	256.0	746.7	1,118.0	419.3	3,213.1

___________________

*  excluding interest expenses and finance leases.

For further information on our financing activities, see note 18 to our consolidated financial statements as of December 31, 2013.

Covenant Compliance

Our long-term financings contain customary covenants and our Debentures IV and V have additional restrictions that require us to comply with specific debt liquidity and interest expense coverage ratios.

On December 31, 2013, our Debentures IV and V had the following restrictive covenants: (i) net debt/EBITDA below 3.5 times and (ii) debt coverage ratio (ICD) of at least 1.3 times. On the same date, our measurements for each of the restrictive covenants were: (i) net debt/EBITDA of 3.09 times; and (ii) debt coverage ratio (ICD) of 0.55 times.

As such, we did not meet the minimum level for our debt coverage ratio (ICD) covenant. However, we have obtained waivers with respect to this covenant. On December 18, 2013, we received a new waiver for our Debentures IV and V. Since we obtained this waiver before the closing of the financial year, debt associated with Debentures IV and V continued to be recorded as long-term on December 31, 2013.

On February 1, 2013 we obtained a waiver approval from the debenture holders for the December 31, 2012 and June 30, 2013 measurements. However, according to IFRS and because we did not receive the waiver by December 31, 2012, we reclassified our debentures in the amount of R$1,090.9 million from long-term debt to short-term debt as a result of this non-compliance. In our financial statements for the first quarter of 2013, we reclassified this amount again as long-term debt.

Other Financing Sources and Measures

We did not declare dividends for the fiscal years ended December 31, 2013, December 31, 2012 and December 31, 2011.

On December 21, 2011, in order to receive an investment from Delta, our board of directors approved a capital increase of up to R$295.8 million, equivalent to up to 6,825,470 common shares and 6,619,765 preferred shares at a subscription price of R$22.00 per share, with a minimum aggregate subscription amount of R$182.6 million. Our controlling shareholder subscribed for 6,825,470 common shares and 1,501,312 preferred shares, using the funds received from Delta to pay for those shares. On August 13, 2012, our board of directors ratified this capital increase, with the cancellation of 5,118,453 shares that were left unsubscribed.

On December 21, 2012 our board of directors approved the sale of our preferred shares held in treasury, in light of the termination of our stock repurchase program, which commenced on September 8, 2011. The maximum term for the sale of these preferred shares was February 13, 2013 and 1,577,500 preferred shares held in treasury were sold at market prices.

On December 21, 2012, we approved the segregation of the activities related to the Smiles  loyalty program, or the Smiles  loyalty program, previously managed by us, and which began to be conducted by Smiles. On May 2, 2013, Smiles concluded its IPO in which it issued a number of common shares equivalent to 43% of its total capital for R$1.1 billion. The proceeds of this IPO were used for the purchase by Smiles of advanced tickets from us at a conditional discount rate equivalent to between 140% and 150% of the CDI rate, which corresponded to a 12.49% per year discount.

On February 19, 2014, we entered into an exclusive long term strategic partnership for commercial cooperation with Air France-KLM, which is currently under review by the Brazilian Antitrust Authority, or CADE. Under this agreement, Air France-KLM will make a payment of $48.0 million for the purpose of enhancing our codesharing, connectivity and joint sale activities as well as other benefits for our customers, including the integration and improvement of products and services for our frequent flyer programs. As part of this agreement, Air France-KLM will also invest $52.0 million in the acquisition of a number of our newly issued preferred shares, equivalent to 1.5% of our capital stock, at an issuance price equivalent to US$12.23 per share. The agreement further provides for the creation of an alliance committee, comprised of at least one representative of Air France-KLM, at least two members of our board of directors and at least one representative of Delta.

Capital Resources

We typically finance our leased aircraft through operating and finance leases. Although we believe that debt or operating lease financings should be available for our future aircraft deliveries, we cannot assure you that we will be able to secure financings on terms attractive to us, if at all. To the extent we cannot secure financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to continue to require working capital investment due to the use of credit card installment payments by our customers. We expect to meet our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by short-term credit lines.

Our growth plans contemplate operating 137 aircraft by the end of 2014. As of December 31, 2013, we had 139 outstanding firm purchase orders with Boeing for 737-800 Next Generation aircraft. Committed expenditures for these aircraft, based on aircraft list price and including estimated amounts for contractual price escalations and pre-delivery deposits, are US$753.4 million in 2014, US$498.4 million in 2015, US$521.5 million in 2016, US$802.9 million in 2017, US$548.4 million in 2018 and US$12,477.8 million beyond 2018. The firm aircraft orders are a significant financial commitment.

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

Another important factor that impacted the terms of our financings in recent years is the Sector Understanding on Export Credits for Civil Aircraft, or the ASU. In 2010, the Ex-Im Bank agreed on a common approach with European export-credit agencies on offering export credits for commercial aircraft. Among other things, the ASU sets forth minimum guarantee premium rates applicable to aircraft delivered on or after January 1, 2013, or under firm contracts entered into after December 31, 2010 and also changes the maximum amount that may be financed.

In light of our current credit ratings and the introduction of the ASU, our minimum guaranty premium rate applicable to aircraft delivered on or after January 1, 2013 increased substantially. As a consequence, finance leases have become significantly more expensive and we have therefore entered nearly exclusively into operating leases in 2012 and 2013.

Operating Segments

As of January 1, 2013 we have restructured the presentation of our segment information to reflect the fact the that the Smiles loyalty program has been operated from our flight transportation operations, dividing our financial information in two operating segments:

•                     flight transportation; and

•                     Smiles  loyalty program.

Before January 1, 2013, the Smiles  loyalty program was operated by VRG as a single business along with our flight transportation. Simultaneously with the separate operation of the Smiles loyalty program there was a change in Smiles’ business model. For example, until January 1, 2013 the costs associated with the redemption of miles for flight tickets were only the incremental costs associated with the air transportation operation (i.e. additional fuel, insurance, and on-board service), however, since then, under the terms of certain agreements that became effective on January 1, 2013, Smiles  buys tickets from VRG at contractually agreed prices that correspond to the respective fair value of those tickets. As a result, we have not included segment information prior to January 1, 2013 as we believe that any comparison between the Smiles operation before and after January 1, 2013 would be inappropriate and not helpful to investors.

See note 27 to our financial statements for more information on our operating segments.

Recent Accounting Pronouncements

As of the date of our consolidated financial statements included elsewhere in this annual report we had adopted all new and revised standards and interpretations without any material impact on us.

There are no new IFRS standards or amendments or IFRIC interpretations which are not yet effective that would be expected to have a material impact on us. See note 2.2, item “aa.”, to our financial statements included elsewhere in this annual report.

C.      Research and Development, Patents and Licenses, etc.

We believe that the Gol brand has become synonymous with innovation and value in the Brazilian airline industry. We have filed requests for registration of the trademarks “GOL” and “GOL LINHAS AÉREAS INTELIGENTES,” with trademark offices in Brazil and in other countries, and have already been granted final registration of these trademarks in, for example: Argentina, Bolivia, Chile, Colombia, the European Union, the United States, Paraguay and Uruguay.

D.      Trend Information

For 2014, we expect a variation of between -3% and -1% in the domestic market seat supply, accompanied by an increase of up to 8% in the international market seat supply. In light of this, we maintain our strategy to increase our margin by increasing operating revenue. An increase in profitability should be driven by yield management and supply flexibility as well as an increase in load factors, a trend which was already noted in the first months of 2014.

E.      Off-Balance Sheet Arrangements

None of our 99 operational aircraft recognized as operating lease obligations is reflected on our balance sheet. At December 31, 2013, we had 46 aircraft recognized as finance leases on our balance sheet. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

F.       Tabular Disclosure of Contractual Obligations

Our non-cancelable contractual obligations as of December 31, 2013 included the following:

	Total	2014	2015	2016	2017	2018	Without Maturity	After 2018
		(in millions of reais)
Non-derivative financial instruments
Operating leases	4,094.1	693.1	581.2	508.8	457.0	397.1	-	1,456.9
Finance leases	2,579.0	356.6	362.1	352.1	325.8	320.2	-	862.2
Short-term debt	181.0	181.0	-	-	-	-	-	-
Long-term debt	3,213.1	-	673.0	256.0	746.7	0.5	419.3	1,117.5
Total non-derivative financial instruments	10,067.1	1,230.8	1,616.2	1,116.9	1,529.5	717.9	419.3	3,436.5
Total finance leases interest	(383.7)	(96.8)	(80.6)	(64.5)	(50.5)	(37.1)	-	(54.2)
Total non-derivative financial instruments excluding total finance leases interest	9,683.4	1,134.0	1,535.6	1,052.4	1,479.0	680.8	419.3	3,382.3

Derivative financial instruments
Fuel derivative	22.9	21.8	1.1	-	-	-	-	-
Foreign exchange derivative	-	-	-	-	-	-	-	-
Interest rate swaps	34.9	10.3	-	1.2	11.4	5.1	6.9	-
Total derivative financial instruments	(30.3)	(30.3)	-	-	-	-	-	-
Aircraft commitments	27.4	1.8	1.1	1.2	11.4	5.1	6.9	-
Pre-delivery deposits
Aircraft purchase commitments	4,831.4	163.4	255.7	136.0	236.3	574.3	-	3,465.8
Total aircraft commitments	36,550.1	1,764.9	1,167.5	1,221.6	1,880.9	1,284.8		29,230.4
Total	41,381.4	1,928.3	1,423.2	1,357.6	2,117.2	1,859.0	-	32,696.2

ITEM 6.       Directors, Senior Management and Employees

A.      Directors and Senior Management

Under our by-laws, we are managed by our Conselho de Administração, or board of directors, which is composed of at least five members and at most eleven members, and our Diretoria, or board of executive officers, which is composed of at least two and at most seven members. According to the Differentiated Corporate Governance Practices Level 2 introduced by BM&FBOVESPA, at least 20% of the members of our board of directors shall be “independent directors,” as defined by the BM&FBOVESPA.

Our management and board of directors is supported and advised by a number of committees which comprise highly specialized and qualified individuals. These committees actively participate in the strategic and other key decisions of our management and we believe they add substantial value to our business. We currently have audit, human resources and corporate governance, financial policy and risk committees, comprised of members of our board of directors and non-board members. We also have an accounting, tax and financial statement policy subcommittee.

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

In addition, according to the Level 2 practices, the company shall require all new members of the board of directors, board of executive officers and fiscal board to sign a statement of consent in which they undertake to comply with the regulations of the Differentiated Corporate Governance Practices Level 2. Also, the members of the board of directors, board of executive officers and fiscal board must sign a statement of consent in which they undertake to refer to arbitration under the auspices of the BM&FBOVESPA Arbitration Chamber, including any disputes and/or controversies arising out of the application of the listing rules of the Differentiated Corporate Governance Practices Level 2, the listing agreement with BM&FBOVESPA, the regulations of the BM&FBOVESPA, the provisions of the Brazilian corporation law, guidelines issued by the Brazilian authorities and the other rules applicable to the capital markets in general, involving the company, the shareholders, the managers and the members of the fiscal board.

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

Under the Brazilian corporation law, each director must be elected by the holders of our common shares at the Assembléia Geral Ordinária, or the annual general meeting of shareholders. There are no provisions in our by-laws restricting (i) a director’s power to vote on a proposal, arrangement or contract in which such director is materially interested, or (ii) the borrowing powers exercisable by our directors from us. However, under the Brazilian corporation law, a director is prohibited from voting on any matter in which such director has a conflict of interest with our company.

Additionally, under the Brazilian corporation law, shareholders of publicly traded companies, such as we are, who together hold non-voting or voting-right restricted preferred shares representing at least 10% of our total share capital for at least three months are entitled to appoint one member of our board of directors.

Under our by-laws, the members of the board of directors are elected by the holders of our common shares at the annual general meeting of shareholders. Members of our board of directors serve simultaneous one-year terms and may be re-elected. The terms of our current directors expires at the end of April 2014. Our by-laws do not provide for a mandatory retirement age for our directors.

The following table sets forth the name, age and position of each member of our board of directors. A brief biographical description of each member of our board of directors follows the table.

Name	Age	Position
Constantino de Oliveira Júnior	45	Chairman
Henrique Constantino	42	Vice-Chairman
Antonio Kandir*	60	Director
Joaquim Constantino Neto	49	Director
Luiz Kaufmann*	68	Director
Edward H. Bastian	56	Director
Ricardo Constantino	51	Director
Richard F. Lark*	47	Director

_____________

* Denotes an independent director

Constantino de Oliveira Junior has been a member of Gol’s board of directors since we were founded in 2001 and is currently the chairman of the board of directors. He was also Gol’s chief executive officer from 2001 until 2012. Mr. Constantino de Oliveira Junior introduced the “low-cost, low-fare” concept to the Brazilian airline industry and was named “Most Valuable Executive” by the Brazilian newspaper Valor Econômico in 2001 and 2002. He was also elected the leading executive in the logistics sector by the readers of Gazeta Mercantil, a Brazilian financial newspaper, in 2003, and in 2008, was named a “Distinguished Executive” in the Air Transportation category at the Latin American Aeronautics Gallery, or GALA, awards, sponsored by IATA. Between 1994 and 2000 he served as director in passenger land transportation company. Mr. de Oliveira studied Business Administration at the Universidade do Distrito Federal and attended the Executive Program on Corporate Management for Brazil conducted by the Association for Overseas Technical Scholarships. He is also member of our human resources and corporate governance committee, financial policy committee and risk committee.

Henrique Constantino has been a member of our board of directors since March 2004 and became our vice-chairman of the board in June 2010. He participated in the creation of Gol and served as its chief financial officer from January 2001 to March 2003, when he became a member of the board. Mr. Henrique Constantino is also a member of the board of directors of Providência S.A. and BR Vias S.A. Mr. Constantino has a law degree from CEUB—Centro de Ensino Unificado de Brasília and has a post-graduate degree in Business Administration from EAESP—FGV (Fundação Getúlio Vargas—São Paulo). Mr. Henrique Constantino is also a member of our human resources and corporate governance committee.

Antonio Kandir has been a member of our board of directors since August 2004. Mr. Kandir is an economic consultant. Mr. Kandir is also partner of Governança e Gestão and is a member of the board of directors of Providência S.A. Mr. Kandir served in the Brazilian government as a Federal Lower House Representative for two terms of office, and served as Planning and Budget Minister and Secretary of Economic Policy and President of the Privatization Council. He has a bachelor degree in production engineering from the Escola Politécnica at Universidade de São Paulo and bachelors, masters and doctoral (PhD) degrees in Economics from Universidade Estadual de Campinas. Mr. Kandir is an independent member of our board of directors under the requirements of the SEC and NYSE listing standards and is a member of our audit committee. Mr. Kandir is also a member of our human resources and corporate governance committees.

Joaquim Constantino Neto  has been a member of our board of directors since March 2004. He has been the chief operations officer of the Comporte group since 1994. From 1984 to 1990, he was in charge of operations of Empresas Reunidas Paulista de Transportes Ltda. Since 1990 to the present, he has been the president of Breda Serviços, a bus transportation company.

Luiz Kaufmann has been a member of our board of directors since December 2004. Mr. Kaufmann is the Managing Partner of L. Kaufmann Consultores Associados. Mr. Kaufmann has presided over several companies such as Aracruz Celulose S.A., Medial Saúde, Kroton Educacional, Petropar, Grupo Multiplic, Arthur D. Little, and was a partner at GP Investimentos. He was a member of several companies’ board of directors, including Pioneer Hi-Bred International, América Latina Logística and Lojas Americanas. He was a member of the Global Corporate Governance Advisory board, which was comprised of 20 internationally renowned business leaders from 16 different countries, created to advance knowledge on the roles and responsibilities of boards of directors of international companies. Mr. Kaufmann is an independent member of our board of directors under the requirements of the SEC and NYSE listing standards. He is a member of our risk committee, financial policy committee and audit committee and is our audit committee financial expert as defined by the current SEC rules.

Edward H. Bastian has been a member of our board of directors since April 2012. Mr. Bastian was appointed pursuant to our partnership agreement with Delta Air Lines, Inc., or Delta. He has been President of Delta since 2007 and previously held the positions of vice chief executive officer and controller in 1998 and chief financial officer in 2005. Since February 2010, Mr. Bastian has been also a member of Delta’s board of directors. Between 2008 and 2009, Mr. Bastian was the chief executive officer of Northwest Airlines. Mr. Bastian also worked for PepsiCo and Frito-Lay and was partner at PricewaterhouseCoopers in New York. Mr. Bastian is also a member of the board of directors of Habitat for Humanity and Woodtruff Arts Center, both based in Atlanta. Mr. Bastian holds bachelor’s degree in business administration from St. Bonaventure University, class of 1979

Ricardo Constantino has been a member of our board of directors since March 2004. He has been the chief technical and maintenance officer of the Comporte group since 1994. He is also a member of the board of directors of BRVias S.A. and Providência S.A.

Richard F. Lark. has been a member of our board of directors since June 2008. Mr. Lark served as our executive vice president, chief financial and investor relations officer from April 2003 to June 2008. He is the founder and managing partner of Endurance Capital Partners, a private equity management firm (member of Anbima and ABVCAP), and a member of the board of directors of Global Aviation S.A. From 2000 to 2003, Mr. Lark served as chief financial officer of Americanas.com, one of the leading Brazilian e-commerce companies. Prior to joining Americanas.com, Mr. Lark was an executive in the investment banking divisions of Morgan Stanley & Co., Citicorp and The First Boston Corporation. Mr. Lark is a member of the board of the Kellogg Institute for International Studies and Associação Vida Jovem, and served as president of the American Society of São Paulo. Mr. Lark holds a Master in Business Administration degree from the UCLA Anderson School of Management and bachelor degrees in finance and business economics and philosophy from the University of Notre Dame. He is a Portfolio Manager authorized by the CVM and an associate of the Brazilian Institute of Corporate Governance (IBGC). Mr. Lark is a member of our financial policy, risk policies and audit committees.  Mr. Lark is an independent member of our board of directors under the requirements of the SEC and NYSE listing standards.

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

Under our by-laws, we must have at least two and at most seven executive officers that are elected by the board of directors for a one-year term. Any executive officer may be removed by the board of directors before the expiration of his term. The current term of all our executive officers ends in March 2015.

The following table sets forth the name, age and position of each of our executive officers. A brief biographical description of each of our executive officers follows the table.

Name	Age	Position
Paulo Kakinoff	39	President and Chief Executive Officer
Edmar Prado Lopes Neto	49	Investor Relations Officer and Chief Financial Officer

Paulo Kakinoff is currently our president and chief executive officer and was a member of our board of directors from 2010 to 2012. Mr. Kakinoff was until June 2012, the CEO of Audi Brasil and vice president of the Brazilian Automobile Importers Association (Associação Brasileira de Importadores de Veículos Automotores), or ABEIVA. He was also a member of the board of directors of Volkswagen Participações Ltda. (Finance Services of Volkswagen Group in Brazil) from March 2011 until June 2012. Mr. Kakinoff has 18 years of experience in the auto industry, having served as sales & marketing director at Volkswagen do Brasil and as executive director for South America at the Volkswagen Group’s head offices in Germany. He holds a bachelor’s degree in business administration from Mackenzie University. Mr. Kakinoff is a member of our human resources and corporate governance committee, financial policy committee and risk committee.

Edmar Prado Lopes Neto has been an officer since July 2012. In 2013, Mr. Lopes Neto also became our chief financial officer. Mr. Lopes Neto has been in the Company since 2011, when he joined as capital markets officer. Mr. Lopes Neto worked at Organizações Globo for 13 years, having served as Net Serviços de Comunicação S.A.’s treasury officer from 1998 to 2005 and as the Roberto Marinho Foundation’s planning manager. Mr. Lopes Neto is a member of our financial policy committee and the accounting, tax and financial statements policy subcommittee. With more than 25 years’ experience in the financial area, Mr. Lopes Neto has worked for national and multinational companies and graduated in civil engineering from the Universidade Federal do Rio de Janeiro. Mr. Lopes Neto is also a member of the board of directors of the Brazilian Investors Relations Institution (Instituto Brasileiro de Relações com Investidores), or IBRI.

Other Key Executives

In addition to our statutory executive officers, the following key executives are also responsible for our day-to-day management. These executive officers are appointed by our chief executive officer and have no term of office.

Name	Age	Position
Sérgio Quito	60	Executive Operations Officer
Eduardo Bernardes	40	Sales and Marketing Officer
Celso Ferrer	31	Development Officer
Alberto Fajerman	69	Institutional Relations Officer

Sérgio Quito became our chief operating officer in January 2014. Mr. Quito is also a flight instructor and captain of Boeing 737-700 and Boeing 737-800 Next Generation aircraft since 2004. With more than 18,000 hours of flying experience, he began his career in VRG in 1973. In 1980, he joined Vasp as a pilot and remained there for 20 years. Mr. Quito is an operational safety agent qualified by the Brazilian Air Force Aeronautical Accident Investigation Center (Centro de Investigação e Prevenção de Acidentes Aeronáuticos), or CENIPA, and still supervises our Safety, Security and Quality Assurance departments. Mr. Quito is a member of the International Air Transportation Association, or IATA, Safety and Operations Committee. Mr. Quito has a degree in international relations from the Pontifícia Universidade Católica de São Paulo.

Eduardo Bernardes has been our sales and marketing officer since February 2014. Mr. Bernardes joined the company in February 2001, as an account manager in our commercial area, and since 2007, occupied the position of commercial officer. Mr. Bernardes has a degree in Business Administration from Faculdade Ibero-Americana and emphasized his studies in foreign trade. Mr. Bernardes is also a member of the board of directors of UATP. Mr. Bernardes coordinated the opening of several of our national and international facilities.

Celso Ferrer has been our planning executive officer since February 2014 and is responsible for our profitability (yield management), network planning and aeronautical asset management departments as well as for the coordination of our strategic planning and aeronautical assets areas. Mr. Ferrer is also a pilot of Boeing 737-700 and Boeing 737-800 Next Generation aircraft. Mr. Ferrer has a degree in Economics from the Universidade de São Paulo and in international relations from the Pontifícia Universidade Católica de São Paulo.

Alberto Fajerman has been our institutional relation officer since February 2014 and is responsible for our Corporate Communications, Alliances and Sustainability departments. Mr. Fajerman joined us in 2008, after 38 years in VRG, where he occupied several different positions, including vice-presdient of planning. Mr. Fajerman has a degree in mechanical engineering from the Universidade Federal do Rio de Janeiro and holds a master degree in air transport from the Cranfield Institute of Technology.

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

For the fiscal year ended December 31, 2013, the aggregate compensation, including cash and benefits-in-kind but excluding stock options, that we paid to the members of our board of directors and executive officers was R$10.8 million.

Stock Option Plan and Restricted Share Plan

Our stock option plan was approved by our shareholders on December 9, 2004 and amended on April 30, 2010 and October 19, 2012. On October 19, 2012 our shareholders also approved a restricted share plan. Both plans are valid for 10 years. The plans aim to encourage management and employees to contribute to our success. The plans are managed by both our human resources and corporate governance committee and our board of directors.

Participants in the plans are selected by the human resources and corporate governance committee, provided that they have been either president or vice-president, eligible for both plans, directors, eligible for the stock option plan, or other selected employees, eligible for the restricted share plan. Both the stock option plan and the restricted shares awarded relate only to our preferred shares. The number of outstanding options granted and restricted shares combined may not, at any time, exceed 5% of our shares. The human resources and corporate governance committee establishes each year the strike price of the options to be granted, which must be equal to the average price of the preferred shares recorded in the last 60 trading sessions prior to the granting date.

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

In case of termination of our legal relationship with the restricted share award beneficiary without cause (except in the case of permanent disability or death), restricted shares awarded and not yet unrestricted, vest proportionally to the number of months elapsed since the award date, and, in case of termination with cause or at the beneficiary’s request, all restricted shares awarded and not yet vested automatically expire.

We have granted 4,303,652 stock options in the last three years, which represented 1.5% of our total shares or 3.2% of our preferred shares, as of December 31, 2013. Of these options, 2,270,341 are currently outstanding. No stock option was exercised during the last three years.

We currently have 3,463,462 outstanding stock options, which represented 1.2% of our total shares as of December 31, 2013. See below a description of our stock options granted.

Year of the grant	Date of the board meeting	Total options granted	Exercise price of the option (in reais)	Option term (in years)	Outstanding options as of 12/31/2013
2005	12/09/04	87,418	33.06	10	4,965
2006	01/02/06	99,816	47.30	10	13,220
2007	12/31/06	113,379	65.85	10	14,962
2008	12/20/07	190,296	45.46	10	41,749
2009	02/04/09	1,142,473	10.52	10	20,414
2010	02/02/10	2,774,640	20.65	10	1,097,811
2011	12/20/10	2,722,444	27.83	10	1,062,175
2012	10/19/12	778,912	12.81	10	595,150
2013	05/13/13	802,296	12.76	10	613,016
		8,711,674			3,463,462

Additionally, we have granted 1,301,936 restricted shares in the last three years, which represented 0.5% of our total shares or 1.0% of our preferred shares, as of December 31, 2013.

We currently have 807,500 restricted shares outstanding, which represented 0.3% of our total shares, as of December 31, 2013. See below a description of our restricted share awards.

Year of the grant	Date of the board meeting	Total restricted shares granted	Fair price on grant date (in reais)	Outstanding restricted shares as of 12/31/2013
2012	11/13/2012	589,304	9.70	287,701
2013	05/13/2013	712,632	12.76	519,799
		1,301,936		807,500

The transfer of restricted shares will be at the end of third year from the date of grant, assuming as an acquisition condition the employee relationship up to the end of this period.

C.      Board Practices

Currently, our board of directors is comprised of 8 members. The terms of our current directors will expire on April 2014. See “—Board of Directors.”

Fiscal Board

Under the Brazilian corporation law, the fiscal board (Conselho Fiscal) is a corporate body independent of management and of our external auditors. The fiscal board may be either permanent or non-permanent, in which case it is appointed by the shareholders to act during a specific fiscal year. A fiscal board is not equivalent to, or comparable with, a U.S. audit committee. The primary responsibility of the fiscal board is to review management’s activities and the company’s financial statements, and to report its findings to the company’s shareholders. The Brazilian corporation law requires fiscal board members to receive as remuneration at least 10% of the average annual amount paid to a company’s executive officers. The Brazilian corporation law requires a fiscal board to be composed of a minimum of three and a maximum of five members and their respective alternates.

Under the Brazilian corporation law, the fiscal board may not contain members that (i) are on our board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company, or (iv) are spouses or relatives of any member of our management, up to the third degree. Our by-laws provide for a non-permanent fiscal board to be elected only by our shareholders’ request at a general shareholders’ meeting. The fiscal board, if elected, will be comprised of a minimum of three and a maximum of five members and an equal number of alternate members. In 2013, our shareholders did not request the election of a fiscal board.

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

Audit Committee. Our audit committee, which is not equivalent to, or comparable with, a U.S. audit committee, provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance. The audit committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of our independent auditors and helps coordinate their activities. It also evaluates the effectiveness of our internal financial and legal compliance controls. The audit committee comprises three members elected by the board of directors for a one-year term with the right to re-election, all three of which are independent. The current members of our audit committee are Richard F. Lark. Jr., Antônio Kandir and Luiz Kaufmann. All members meet the independent membership requirements of the SEC and NYSE as well as other NYSE requirements. Luiz Kaufmann is the committee’s “financial expert” within the scope of the SEC rules covering the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

Financial Policy Committee. Our financial policy committee is responsible for: (i) reviewing and adopting actions for protection of our cash flow, balance sheet, profits and losses against volatility in fuel prices, exchange rates, domestic and international interest rates; (ii) assessing periodically the effectiveness of all the actions contemplated in item (i) and recommending changes, as necessary; (iii) preparing and approving our corporate finance policies, as well as monitoring and reviewing the effectiveness and implementation thereof; (iv) reviewing, from time to time, our investment plan and the financial plan, as well as recommending the necessary transactions to our board of directors; (v) reviewing, from time to time, the impact of our investment plan and of the financing plan on our capital structure and the consequences thereof on our income, as well as recommending the necessary changes to our board of directors; and (vi) setting out parameters with a view to keeping the desired capital structure and liquidity, besides monitoring the application thereof and approving the policies to be adopted in the subsequent quarter. The financial policy committee is comprised of five members, appointed by our board of directors which are our: chief executive officer, chief financial officer and three directors, for terms-of-office of one year, re-election being permitted. The financial policy committee currently consists of Constantino de Oliveira Júnior, Edmar Prado Lopes Neto, Paulo Sergio Kakinoff, Richard F. Lark and Luiz Kaufmann.

Risk Committee. Our risk committee is responsible for: (i) reviewing and approving our risk policies, as well as monitoring and analyzing their implementation; (ii) reviewing, from time to time, the impacts on assets, especially regarding exposure to U.S. dollars and fuel, as well as recommending the necessary transactions to our board of directors; (iii) reviewing, from time to time, our revenues and expenses, focusing on the impact to our income, and recommending necessary actions to our board of directors; and (iv) preparing, approving and evaluating the risk policies used by us in the short and long-term, and approving the policies to be used and to monitor their implementation. The risk committee is comprised of up to five members, appointed by our board of directors, whether they are directors or not, for terms-of-office of one year, re-election being permitted. The risk committee currently consists of Paulo Sergio Kakinoff, Constantino de Oliveira Júnior, Richard F. Lark and Luiz Kaufmann.

Human Resources and Corporate Governance Committee. The human resources and corporate governance committee is responsible for the coordination, implementation and periodic review of best corporate governance practices and for monitoring and keeping our board of directors informed on legislation and market recommendations addressing corporate governance. It also reviews and recommends to our board of directors human resources policies, forms of compensation, including salary, bonus and stock options, to be paid to our employees, as well as analyzing management’s career and succession plans. The committee consists of up to six members elected by our board of directors for a one-year term, with the right to re-election, comprising the chairman and the vice-chairman of the board of directors, three members of the board of directors, two outside specialists and the management and human resources officer. The human resources and corporate governance committee currently consists of Constantino de Oliveira Júnior, Antônio Kandir, Henrique Constantino, Paulo Sergio Kakinoff, Betânia Tanure de Barros and Paulo César Aragão.

Accounting,  Tax and Financial Statement Policy Subcommittee. The accounting, tax and financial statement policy subcommittee conducts periodic reviews of, and evaluates and monitors the company’s accounting policies and financial statements and makes observations and recommendations to the board of directors on these matters. The subcommittee meets on a quarterly basis and consists of three members elected by the board of directors for a one-year term with the right to re-election, comprising the company’s chief financial officer, a member of the board of directors or a member of the audit committee, and an independent member. The committee currently consists of Edmar Prado Lopes Neto, Marcos da Cunha Carneiro and Natan Szuster.

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

As of December 31, 2013, we had 16,319 active employees. We invest significant resources promoting the well being of our employees. In 2013, we spent R$424.0 million on health and safety matters, training, social contributions, employee meals, transportation and profit sharing.

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

To motivate our employees and align their interests with our results of operations, we provide an annual profit sharing program to all of our employees. Under Brazilian law, companies may provide profit sharing programs that define mechanisms for distributing a portion of a company’s profits based upon the achievement of pre-defined targets established by the company. Our annual profit sharing programs are negotiated with a commission formed by our employees and approved by labor unions for the benefit of all of our unionized and non-unionized employees. For the purposes of our profit sharing program, a portion of profit sharing distributions are based upon the achievement of corporate profit targets and a portion of the distributions are based on the achievement of operational targets set for each of our departments. We have established a stock option plan for our management and employees vesting over a 3 year period. As of December 31, 2013, a total of 802,296 stock options were granted to our management and employees under this plan.

E.      Share Ownership

The members of our board of directors and our executive officers, on an individual basis and as a group, directly own approximately 1.5% of our preferred stock. See “Item 7A. Major Shareholdings and Related Party Transactions—Major Shareholders.” Fundo de Investimento em Participações Volluto is a fund directly controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

For a description of stock options granted to our board of directors and our executive officers, see “—Compensation—Executive Stock Options” and “—Compensation—Stock Option Plan and Restricted Share Plan.”

ITEM 7.       Major Shareholders and Related Party Transactions

A.      Major Shareholders

The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of December 31, 2013, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

Each shareholder’s percentage ownership in the following table is based on the 143,858,204 common shares and 135,003,122 preferred shares outstanding as of December 31, 2013.

	Common Shares		Preferred Shares		Total Shares
	Shares	(%)	Shares	(%)	Shares	(%)
Fundo de Investimento em Participações Volluto (1)	143,858,188	100.0%	30,100,110	22.3%	173,958,298	62.4%
Executive officers and directors	16	0.0%	2,043,110	1.5%	2,043,126	0.7%
Treasury shares	–	–	2,146,725	1.6%	2,146,725	0.8%
Wellington Management Company	–	–	14,160,618	10.5%	14,160,618	5.1%
Delta Air Lines Inc	–	–	8,300,455	6.1%	8,300,455	3.0%
Fidelity Investments	–	–	7,033,500	5.2%	7,033,500	2.5%
Bank of America Co.	–	–	6,923,268	5.1%	6,923,268	2.5%
Free Float	–	–	64,295,336	47.6%	64,295,336	23.1%
Total	143,858,204	100.0%	135,003,122	100.0%	278,861,326	100.0%

_________________

(1) Fundo de Investimento em Participações Volluto (formerly named Fundo de Investimento em Participações Asas) is controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

According to our internal share record, which contains information regarding the ownership of our shares and the ADSs as filed by the holders of such shares and ADS, at December 31, 2013, 74.0% of our free float was traded in the United States.

During 2013, our executive officers did not exercise stock options.

On December 21, 2011, in order to implement the Delta Investment, our board of directors approved a capital increase of up to R$295.8 million, equivalent to up to 6,825,470 common shares and 6,619,765 preferred shares at a subscription price of R$22.00 per share, with a minimum aggregate subscription amount of R$182.6 million. Our controlling shareholder subscribed for 6,825,470 common shares and 1,501,312 preferred shares, using the funds received from Delta to pay for those shares. On August 13, 2012, our board of directors approved this capital increase, with the cancelation of 5,118,453 that were left unsubscribed.

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

Agreements with Smiles

Operating Agreement

On December 28, 2012, we entered into an operating agreement with Smiles, or the Operating Agreement, that establishes the terms and conditions of our relationship. This agreement went into effect on January 1, 2013, when Smiles began to manage and operate the Smiles loyalty program.

The Operating Agreement established the terms of the transfer of Smiles loyalty program management to Smiles. In the context of the transfer, we divided reward costs as follows: the cost of rewards redeemed with legacy miles (i.e., those earned through December 31, 2012) is supported by us, while the cost of rewards redeemed with new miles (i.e., those earned beginning January 1, 2013) is supported by Smiles.

Pursuant to the Operating Agreement, the Smiles program will be our sole loyalty program. We are currently Smiles’ sole partner in the air transportation industry, but Smiles is free to establish new partnerships in this industry with our prior authorization. We may require Smiles to enter into a partnership agreement with new partners in the air transportation industry or with a global alliance of airlines in the event we become part of one.

We have a preference to enter into partnerships in certain segments, such as travel agencies (including on-line travel agencies), rental cars and travel insurance. However, Smiles may establish partnerships in these industries with our prior authorization.

Outside of the air transportation industry and certain segments in the travel industry, Smiles does not need to inform or request our authorization to establish partnerships. We may establish partnerships outside the air transportation industry as long as such partnerships do not involve miles or benefits accumulation in a frequent flyer program other than the Smiles loyalty program.

The 20-year Operating Agreement will be automatically renewed for successive five-year periods if neither party objects at least two years prior to its expiration. If a party is given notice of non-renewal, it may terminate the Operating Agreement early by providing written notification to the other party six months prior to the termination date.

We pay Smiles a monthly fee for managing our frequent flyer program. This fee will be adjusted on each anniversary of the Operating Agreement in accordance with our gross monthly miles purchases. For 2013, the management fee was 6.0% of gross miles sales. After 2013, this fee will remain between 3.5% and 6.0%, depending on our gross miles purchases.

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

  Standard seats: Pricing will take into account the variation of the economic cost of the fare over the last 12 months, ending September 2014, and the characteristics of each route. The economic cost is equivalent to the sum of (i) the opportunity cost of not selling a ticket to a traveler when the flight is full – or displacement; (ii) the opportunity cost of a passenger redeeming a reward ticket who would have purchased the ticket using cash, had he or she not had available miles – or dilution; and (iii) the direct cost that we incur in transporting an additional passenger on a given flight – or marginal cost. The availability of standard seating on planes is limited and controlled by us, although Smiles is assured a minimum aggregate number of standard seats out of total seats on all flights.
  Commercial seats: Pricing is subject to the same price and/or discount applied by us to third parties (subject to the conditions and characteristics of each product). The availability of commercial seats on flights is unrestricted, but limited to the capacity of the flight, pursuant to applicable restrictions.
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

Corporate Governance

On June 10, 2013, Smiles’ by-laws were amended to provide that certain related party transactions will require the approval of an independent committee or all members of its board of directors. These related party transactions include: amendments to the Operational Agreement or the Miles and Tickets Purchase Agreement and certain advance ticket purchases, among other transactions.

Transportation, Graphic and Consultancy Agreements with Comporte Participações S.A.

We have exclusive bus transportation agreements with Expresso União Ltda. and Breda Serviços for the transportation of our passengers, their luggage and our employees. The transportation agreement with Expresso União Ltda expires in April 2014 and the agreement with Breda Serviços expires in May 2015. We also have a contract with related party Vaud Participações S.A. to provide executive administration and management services, which expires in October 2014. The entities mentioned above belong to the same economic group and are all controlled by Comporte Participações S.A.

We also hold contracts for the operation of the Gollog  franchise in Passos, Minas Gerais, through the related party União Transporte de Encomendas e Comércio de Veículos Ltda., expiring in December, 2015.

In 2012 and 2013, we made total payments of R$10.6 million and R$12.7 million, respectively, under these operating agreements.

Engine Maintenance Agreement with Delta TechOps

In February 2011, we entered into a strategic MRO partnership agreement with Delta TechOps, the maintenance division of Delta, one of our shareholders, which provides overhaul service for approximately 50% of our CFM 56-7 engines, maintenance for parts and components on our fleet of Boeing 737 NG aircraft and also, consulting services related to maintenance workflow planning, materials and facility optimization and tooling support. In 2013, total expenses under this agreement was R$95.6 million as compared to R$86.5 million in 2012.

C.      Interests of Experts and Counsel

Not applicable.

ITEM 8.       Financial Information

A.      Consolidated Statements and Other Financial Information

See “Item 3. Key Information—Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to our operations, in the large part linked to the routine demands related to the rights of consumers. As of December 31, 2013, we were parties in 23,792 judicial lawsuits and administrative proceedings, including 16,919 civil claims and 6,873 labor claims. We believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect us.

We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable.

We are party to 16,919 civil proceedings arising from: the normal course of our business, which includes mainly flight delays or cancellations and baggage loss or damage. The vast majority of these proceedings involve minor cases relating to customer relations and 483 of these proceedings are related to obligations allegedly arising from our acquisition of VRG. As of December 31, 2013, we had established provisions to address these risks in the total amount of R$66.3 million.

We are party to 6,873 labor proceedings arising from the normal course of our business, which includes overtime, hazardous work premium, health exposure allowance and differences in salary and 3,295 of these proceedings are related to obligations allegedly arising from our acquisition of VRG. At December 31, 2013, we have established provisions to address these risks in the total amount of R$51.3 million.

In 2001, we commenced proceedings against the Brazilian state revenue service, in which we claim an exemption from the payment of Brazilian value added tax (ICMS) due on imported aircraft, parts and engines. On May 30, 2007, the STF ruled in our favor in respect of one of these cases. Various of the proceedings relating to this matter are still pending. The estimated aggregated amount of the ongoing lawsuits related to the non-levy of ICMS tax on said imports is R$229.5 million as of December 31, 2013, adjusted for inflation, not including late payment charges. Based on our legal counsel’s opinion and supported by similar lawsuits with favorable decisions to taxpayers by the Superior Court of Justice (Superior Tribunal de Justiça), or STJ, and STF in the second quarter of 2007, we understand that the likelihood of loss is remote and thus did not recognize provisions for these amounts. Although the outcome of these lawsuits and proceedings cannot be anticipated, our management, based on the opinion of its outside legal counsel understand that the final decisions on these lawsuits will not have any material adverse impact on our financial position, operating results and cash flows.

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

We are questioning the applicability of social contribution taxes (PIS and COFINS) in the amount of R$37.8 million on revenue earned as interest on capital from 2006 to 2008. Based on the opinion of our legal counsel, we believe that these lawsuits represent a possible risk of loss. As of December 31, 2013, we had no provisions nor judicial deposits for these lawsuits. As of December 31, 2012, we had no provisions nor judicial deposits for these lawsuits. As of December 31, 2011, we had provisions of R$105.2 million and judicial deposits of R$77.5 million.

We are also questioning the applicability of tax on services (ISS) in the amount of R$14.3 million on revenue from certain of our activities related to agreements with partners from 2007 to 2010. Based on the opinion of our legal counsel, we believe that these lawsuits represent a possible risk of loss. As of December 31, 2013, we had no provisions for these lawsuits.

In addition, we are questioning the applicability of a fine imposed by Brazilian customs in the amount of R$31.8 million for the alleged breach of certain rules regarding the temporary import of aircraft. Based on the opinion of our legal counsel, we believe that these lawsuits represent a possible risk of loss. As of December 31, 2013, we had no provisions nor judicial deposits for these lawsuits..

In addition, we are also questioning infraction notices regarding goodwill from BSSF Air Holdings, in the amount of R$42.2 million. Although the outcome of these lawsuits and proceedings cannot be anticipated, our management, based on the opinion of its outside legal counsel, understand that the final decisions on these lawsuits will not have any material adverse impact on our financial position, operating results and cash flows. As of December 31, 2013, we had no provisions for these lawsuits and judicial deposits related to these lawsuits.

On October 10, 2012, CADE approved, without restrictions, the acquisition of Webjet Linhas Aéreas S.A., or Webjet, by VRG. The approval was subject to the execution of a term of undertaking (Termo de Compromisso de Desempenho) among VRG, Webjet and CADE whereby we have agreed to maintain a minimum regularity rate of 85% on scheduled flights from the Santos Dumont airport in Rio de Janeiro. We retained all of the VRG and Webjet capacity in this airport.

On December 3, 2012, a Rio de Janeiro labor court issued an injunction requiring that we rehire all 850 Webjet employees we had laid off on November 23, 2012 subject to a daily penalty for non-compliance. We have appealed that decision and are currently awaiting final judgment. On September 12, 2013, we obtained an injunctive relief from the labor prosecutor that suspended execution of prior injunctions until final judgment is granted on this matter. If we are required to rehire all 850 Webjet’s employees, we will have to pay base salaries and benefits to these employees (which includes crew, pilots, co-pilots and maintenance employees).

For further information on our legal proceedings and contingencies, see note 24“d.” to our consolidated financial statements.

Dividends and Dividend Policy

Amounts Available for Distribution

At each annual general shareholders’ meeting, our board of directors is required to propose how our earnings for the preceding fiscal year are to be allocated. For purposes of Brazilian corporation law, a company’s non-consolidated net income after federal income tax and social contribution on net income for such fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings represents its “income” for such fiscal year. In accordance with the Brazilian corporation law, an amount equal to the company’s “income,” as adjusted (the “distributable amount”), will be available for distribution to shareholders in any particular year. The distributable amount will be affected by the following:

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

Under the Brazilian corporation law, the amount by which the mandatory distribution exceeds the “realized” portion of net income for any particular year may be allocated to the unrealized profits reserve and the mandatory distribution may be limited to the “realized” portion of net income. The “realized” portion of net income is the amount by which “income” exceeds the sum of (i) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates, and (ii) the profits, gains or income obtained on transactions maturing after the end of the following fiscal year. As amounts allocated to the unrealized income reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization.

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

The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized. Allocations to the contingency reserve are also subject to approval by the shareholders voting at the general shareholders’ meeting. The amounts available for distribution are determined on the basis of our non-consolidated financial statements prepared in accordance with IFRS.

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

The mandatory distribution is based on a percentage of adjusted non-consolidated net income, not lower than 25%, rather than a fixed monetary amount per share. If the by-laws of a corporation are silent in this regard, the percentage is deemed to be 50%. Under our by-laws, at least 25% of our adjusted non-consolidated net income for the preceding fiscal year must be distributed as a mandatory annual dividend. Adjusted net income means the net income after any deductions for the legal reserve and contingency reserves and any reversals of the contingency reserves created in previous fiscal years. The Brazilian corporation law, however, permits a publicly held company, such as we are, to suspend the mandatory distribution of dividends in any fiscal year in which the board of directors reports to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. The suspension is subject to the approval at the shareholders’ meeting and review by members of the fiscal board. While the law does not establish the circumstances in which payment of the mandatory dividend would be “inadvisable” based on the company’s financial condition, it is generally agreed that a company need not pay the mandatory dividend if such payment threatens the existence of the company as a going concern or harms its normal course of operations. In the case of publicly held corporations, the board of directors must file a justification for such suspension with the CVM within five days of the relevant general meeting. If the mandatory dividend is not paid and funds are available, those funds shall be attributed to a special reserve account. If not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits.

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

Payments of cash dividends and distributions, if any, are made in reais  to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciation of the Brazilian currency that occur before the dividends are converted. Under the current Brazilian corporation law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates. See “Material Brazilian Tax Considerations.”

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

Under current Brazilian legislation, the sum of the amount distributed as interest on shareholders’ equity and as dividends must be at least equal to the mandatory dividend. For IFRS accounting purposes, although the interest charge must be reflected in the statement of operations to be tax deductible, the charge is reversed before calculating net income in the statutory financial statements and deducted from shareholders’ equity in a manner similar to a dividend. Any payment of interest in respect of preferred shares (including the ADSs) is subject to Brazilian withholding income tax at the rate of 15%, or 25% in the case of a shareholder domiciled in a Low or Nil Tax Jurisdiction or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficiary of the income derived from transactions carried out and attributable to a non-Brazilian holder (see “Material Brazilian Tax Considerations”). If such payments are accounted for, at their net value, as part of any mandatory dividend, the tax is paid by the company on behalf of its shareholders, upon distribution of the interest. In case we distribute interest attributed to shareholders’ equity in any year, and that distribution is not accounted for as part of mandatory distribution, Brazilian income tax would be borne by the shareholders. For IFRS accounting purposes, interest attributable to shareholders’ equity is reflected as a dividend payment.

Under our by-laws, interest attributable to shareholders’ equity may be treated as a dividend for purposes of the mandatory dividend. In 2009 we distributed R$185.8 million to our shareholders, equivalent to a payment of R$0.70 per share or ADS. In 2010 we declared R$50.9 million to our shareholders, equivalent to a payment of R$0.19 per share or ADS. In 2011, 2012 and 2013, we did not distribute dividends.

Dividend Policy

We intend to declare and pay dividends and/or interest attributed to shareholders’ equity, as required by the Brazilian corporation law and our by-laws. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common shares. The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and shareholders. Within the context of our tax planning, we may continue determining that it is to our benefit to distribute interest attributed to shareholders’ equity.

B.      Significant Changes

None.

ITEM 9.       The Offer and Listing

A.      Offer and Listing Details

In the United States, our preferred shares trade in the form of ADS. Since December 2005, each ADS represents one preferred share, issued by Citibank, N.A., as Depositary pursuant to a Deposit Agreement. On December 13, 2005, we executed a 2:1 ADS split, changing to ratio of one ADS representing two preferred shares to one ADS representing one preferred share, as approved by a meeting of our board of directors on November 8, 2005. The ADSs commenced trading on the NYSE on June 24, 2004. As of December 31, 2013, the ADSs represented 50.7% of our preferred shares and 74.0% of our current global public float.

The following table sets forth the reported high and low closing sales prices for the ADSs on the NYSE for the periods indicated:

	US$ per ADS
	Low	High	Average(1)
2009
Annual	2.88	15.59	7.44
2010
Annual	10.62	18.55	16.63
2011
Annual	5.18	16.17	10.67
First quarter	12.52	16.17	14.15
Second quarter	11.34	14.12	12.89
Third Quarter	5.56	13.18	8.27
Fourth Quarter	5.18	8.82	7.45
2012
Annual	3.87	9.04	5.66
First quarter	6.50	9.04	7.62
Second quarter	3.87	6.62	4.97
Third Quarter	4.01	5.94	4.85
Fourth Quarter	4.53	6.56	5.21
2013
Annual	2.78	7.61	5.12
First quarter	5.95	7.61	6.86
Second quarter	3.09	6.90	5.19
Third Quarter	2.78	5.08	3.85
Fourth Quarter	4.08	5.60	4.68
Last Six Months	3.79	5.62	4.72
October 2013	4.62	5.60	5.09
November 2013	4.25	5.24	4.62
December 2013	4.08	4.60	4.28
January 2014	3.93	4.88	4.47
February 2014	3.79	5.01	4.55
March 2014	4.10	4.91	4.53
April 2014 (through April 22)	4.92	5.62	5.48

________________
Source: Bloomberg
(1) Calculated as average of closing prices for the period.

Our preferred shares began trading on the São Paulo Stock Exchange on June 24, 2004. The following table sets forth the reported high and low closing sale prices for our preferred shares on the BM&FBOVESPA, for the periods indicated:

	Reais per Preferred Share
	Low	High	Average(1)
2009
Annual	6.58	27.34	14.13
2010
Annual	19.70	30.40	24.34
2011
Annual	9.12	26.56	17.41
First quarter	20.54	26.56	23.19
Second quarter	17.65	22.1	20.22
Third Quarter	9.12	20.30	13.25
Fourth Quarter	9.67	15.70	13.19
2012
Annual	7.73	15.19	10.87
First quarter	11.93	15.19	13.32
Second quarter	7.73	12.04	9.71
Third Quarter	8.14	12.17	9.82
Fourth Quarter	9.42	13.05	10.64
2013
Annual	6.14	15.00	10.69
First quarter	11.75	15.00	13.55
Second quarter	6.73	13.81	10.55
Third Quarter	6.14	11.36	8.56
Fourth Quarter	9.26	11.96	10.35
Last Six Months	9.26	12.50	10.67
October 2013	10.06	11.96	10.92
November 2013	9.50	11.43	10.33
December 2013	9.26	10.48	9.68
January 2014	9.60	11.47	10.55
February 2014	9.29	11.54	10.66
March 2014	9.66	11.13	10.38
April 2014 (through April 22)	11.01	12.50	12.19

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

The BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 2013, the aggregate market capitalization of the BM&FBOVESPA was equivalent to R$2.4 trillion and the 10 largest companies listed on the BM&FBOVESPA represented approximately 51% of the total market capitalization of all listed companies. In contrast, as of December 2013, the aggregate market capitalization of the NYSE was US$16.6 trillion. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the time and price you desire.”

Trading on the BM&FBOVESPA by a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689, of January 26, 2000, of the National Monetary Council (Conselho Monetário Nacional), or CMN, or Resolution No. 2,689. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearinghouse. Such financial institutions and clearinghouses must be duly authorized to act as such by the Central Bank and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See “Material Brazilian Tax Considerations—Taxation on Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

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

To become a Level 2 (Nível 2) company, in addition to the obligations imposed by current Brazilian law, an issuer must agree to: (a) comply with all of the listing requirements for Level 1 companies, being: (i) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading, (ii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering, (iii) comply with minimum quarterly disclosure standards including cash flow statements, (iv) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the issuers, (v) submit any existing shareholders’ agreements and stock option plans to the BM&FBOVESPA and (vi) make an annual calendar announcing scheduled corporate events, bringing information on the company, the event, date and time it is going to take place; any changes in the schedule shall be promptly forwarded to BM&FBOVESPA and published, (b) grant tag-along rights for all shareholders in connection with a transfer of control of the company, offering the same price paid per share for controlling block common shares and 80% of the price paid per share for controlling block preferred shares, (c) grant voting rights to holders of preferred shares in connection with certain corporate restructurings and related party transactions, such as: (i) any transformation of the company into another corporate form, (ii) any merger, consolidation or spin-off of the company, (iii) approval of any transactions between the company and its controlling shareholder, including parties related to the controlling shareholder, (iv) approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase, (v) appointment of an independent company, with renowned expertise, to ascertain the economic value of the company in connection with any deregistration and delisting tender offer and (vi) any changes to these voting rights, (d) have a board of directors comprised of at least five members, of which at least 20% shall be “independent,” as defined by the BM&FBOVESPA, with a term limited to two years, (e) if it elects to delist from the Level 2 segment, hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be the economic value determined by an appraisal process) and, for the same purposes, in the case of companies with diffuse control (controlling power exercised by the shareholder holding less than 50% of the voting capital and per group of shareholders who are not signatories of voting agreements and which is not under a common control and does not act as a representative of a common interest) to comply with complementary rules to be issued by BM&FBOVESPA, (f) disclose: (i) quarterly financial statements in English or prepared in accordance with U.S. GAAP or IFRS and (ii) annual financial statements in English, including cash flow statements, prepared in accordance with U.S. GAAP or IFRS, in U.S. dollars or reais  and (g) adhere exclusively to the rules of the BM&FBOVESPA Arbitration Chamber for resolution of disputes involving the controlling shareholders, the managers and the members of the fiscal board.

In May 2004, we entered into an agreement with the BM&FBOVESPA to comply with the requirements to become a Level 2 company. In addition to complying with Level 2 requirements, we have granted tag-along rights that entitle our preferred shareholders to receive 100% of the price paid per common share of controlling block shareholders in connection with a transaction resulting in a transfer of control of our company. Furthermore, we prepare quarterly financial statements in accordance with IFRS. We were included in the following indexes: (a) since 2005: IbrX-100 (Índice Brasil,  Index Brazil), IGC (Índice de Ações com Governança Corporativa Diferenciada,  Special Corporate Governance Index), ITAG (Índice de Ações com Tag Along Diferenciado,  Special Tag Along Stock Index) and MSCI (Morgan Stanley Capital International Index), (b) since 2006: IbrX-50 (Índice Brasil 50,  Index Brazil 50): and (c) since 2007: Índice BM&FBOVESPA, all of which reflect our increased market capitalization and liquidity of our preferred shares.

Regulation of the Brazilian Securities Market

The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by Law No. 10,198 dated February 14, 2001, Law No. 10,303 dated October 31, 2001, or Law No. 10,303, and Law No. 10,411 dated February 26, 2002, which introduced new concepts and several changes to Law No. 6,385 dated December 7, 1976, as amended and supplemented, the principal law governing the Brazilian securities markets, through Brazilian corporation law and regulations issued by the CVM, the CMN and the Central Bank. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, criminal sanctions for insider trading and price manipulation, and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

Under the Brazilian corporation law, a company is either publicly held, (companhia aberta) or privately held (companhia fechada). All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with the CVM may trade its securities either on the BM&FBOVESPA or in the Brazilian over-the-counter market. Shares of companies listed on the BM&FBOVESPA may not simultaneously trade on the Brazilian over-the-counter market. The shares of a listed company may also be traded privately, subject to several limitations. To be listed on the BM&FBOVESPA, a company must apply for registration with the BM&FBOVESPA and the CVM.

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

Trading on the BM&FBOVESPA by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares underlying the ADSs must, on behalf of the depositary for the ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions or upon the disposition of the shares and sales proceeds thereof. If you exchange your ADSs for preferred shares, you will be entitled to continue to rely on the custodian’s electronic foreign capital registration for five business days after the exchange. Thereafter, you may not be able to obtain and remit abroad non-Brazilian currency upon the disposition of or distributions relating to the preferred shares and will be subject to a less favorable tax treatment on gains with respect to the preferred shares, unless you obtain a new electronic foreign capital registration in your own name. See “Item 10.B. Memorandum of Articles of Association—Description of Capital Stock—Regulation of Foreign Investment.”

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

Such requirements include provisions that:

•         establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the general meeting of shareholders and management of the company, any other facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities or the decision of investors to trade such securities or to exercise any of such securities’ underlying rights;

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

In addition to the disclosure requirements under the Brazilian corporation law and the CVM regulations, we must also observe the following disclosure requirements:

•         we must disclose our consolidated financial statements at the end of each quarter (except for the last quarter of each year) and at the end of each fiscal year, including a statement of cash flows which must indicate, at least, the changes in cash and cash equivalents and is separated into operating, financing and investing cash flows;

•         we must, no later than four months after the end of the fiscal year, disclose our financial statements and consolidated financial statements in accordance with IFRS, in reais  or U.S. dollars, which must be fully disclosed, in English, together with a management report, explanatory notes that shall include the net income and shareholders’ equity calculated at the end of such fiscal year, the proposal for distribution or other use of net income and the independent auditors’ report; and

•         within no longer than 15 days following the term established by the Brazilian corporation law for disclosure of our quarterly information, we must also disclose our quarterly information translated into English.

CVM Rule No. 480 provides for periodical information that shall be submitted to the market. For instance the submission of the following documents: (i) financial statements, (ii) standard form and (iii) Formulário de Referência, a new annual report that replaces IAN.

The Formulário de Referência shall be annually presented until the fifth month following the termination of the fiscal year. Additionally. whenever the company decides to make a public offering. an updated Formulário de Referência shall be filed. In addition, category A issuers, which includes us, shall always update their Formulário de Referência within seven business days from the occurrence of one of the following events:

(i) change of any of company’s managers or member of the Audit Committee;

(ii) change of the corporate capital of the company;

(iii) issuance of securities;

(iv) change of the rights and advantages of the issued securities;

(v) change of the majority shareholder or variation in its position equal or superior to 5%;

(vi) whenever a shareholder achieves a participation equal or superior to 5% of shares of the same class, considering that the issuer knows it;

(vii) change or disclosure of new projections or estimates;

(viii) consolidation, merger of shares, merger and spin-off involving the company;

(ix) execution, change or termination of the shareholders agreement; or

(x) file for reorganization or petition for bankruptcy.

CVM Rule No. 481 which sets forth (i) the procedures relating to the public solicitation of proxies for the exercise of voting rights at shareholders’ meetings of public held companies; and (ii) disclosure requirements to be followed by public held companies before the shareholders’ meetings. It provides that: (i) shareholders that own 0.5% or more of the company’s corporate capital may indicate members to the board of directors and to the fiscal board in public solicitation of proxies conducted by the company’s management, being thus required that the shareholders be able to vote on the referred candidates; (ii) the companies that accept digital proxies must allow shareholders who hold 0.5% or more of their corporate capital to make public solicitation of proxies through their referred system; and (iii) the publicly held companies that do not accept digital proxies must pay part of the costs of the public solicitation of proxies made by shareholders that own 0.5% or more of their corporate capital.

In addition, all information that shall be disclosed jointly with the call notice for general shareholders’ meetings of publicly held companies must be made available to shareholders through the CVM website and that the following documents shall be disclosed at least with thirty days in advance of the general shareholders’ meeting:

(i) the management report on the corporation’s affairs and major administrative events of the last fiscal year;

(ii) copies of the accounts and financial statements;

(iii) the opinion of the independent auditors, if any;

(iv) comments of the managers in the terms provided in Section 10 of the Formulário de Referência; and

(v) the Audit Committee report, if any.

D.      Selling Shareholders

Not applicable.

E.      Dilution

Not applicable.

F.       Expenses of the Issue

Not applicable.

ITEM 10.    Additional Information

A.      Share Capital

Not applicable.

B.      Memorandum and Articles of Association

We were formed on March 12, 2004 as a sociedade por ações, a stock corporation duly incorporated under the laws of Brazil with unlimited duration. We were is registered with the São Paulo Commercial Registry (Junta Comercial do Estado de São Paulo) under NIRE 35.300.314.441.

Description of Capital Stock

General

We became the parent company of Gol on March 29, 2004, when all of the common shares, Class A preferred shares and Class B preferred shares of Gol (except for five common shares of Gol that are held by members of Gol’s board of directors for eligibility purposes), were contributed to us by the shareholders of Gol in exchange for the applicable number of either our common shares or preferred shares. As a result of this reorganization, 41,499,995 of our common shares of Gol were exchanged for 109,448,497 of our common shares and 6,751,719 of our preferred shares. 10,375,000 Class A preferred shares of Gol were exchanged for 29,049,994 of our preferred shares and six of our common shares and 8,408,206 Class B of our preferred shares of Gol were exchanged for 23,542,977 of our preferred shares. The reorganization did not affect our operations in any respect. The aggregate number of our common and preferred shares outstanding was increased to 168,793,243 as the result of a 2.80-for-one stock split on May 25, 2004 (which includes 224 of our common shares and 56 of our preferred shares that were issued in connection with our formation on March 12, 2004). On June 24, 2004, we completed our initial public offering through the issuance of 18,750,000 of our preferred shares in the form of ADSs in the United States and other countries outside Brazil and in the form of preferred shares in Brazil. On April 28, 2005, we completed a primary and secondary offering of 16,905,000 preferred shares in the form of ADSs in the United States and other countries outside Brazil and in the form of preferred shares in Brazil. In addition, during 2005, our executive officers exercised stock options for an aggregate of 703,579 preferred shares. During 2006, our executive officers exercised stock options for an aggregate of 233,833 preferred shares. In 2007, we increased our capital and, as a result of 6.1 million shares issued for the VRG acquisition and 11,569 shares issued related to our stock option program. On March 20, 2009, our board of directors approved a capital stock increase issuing 6,606,366 voting and 19,487,356 preferred shares. On October 19, 2009, we concluded a global share offering of 19,002,500 common shares and 43,187,500 preferred shares. On May 5, 2010 our board of directors approved a capital increase, in the amount of R$119.0 million, with the issuance of 4,883,756 shares, of which 3,833,076 were common shares and 1,050,680 were preferred shares. During 2010 and 2011, our executive officers exercised stock options for an aggregate of 173,374, and 49,836 preferred shares, respectively. On December 21, 2011, in order to implement the Delta Investment, our board of directors approved a capital increase of up to R$295.8 million, equivalent to up to 6,825,470 common shares and 6,619,765 preferred shares at a subscription price of R$22.00 per share, with a minimum aggregate subscription amount of R$182.6 million. Our controlling shareholder subscribed for 6,825,470 common shares and 1,501,312 preferred shares, using the funds received from Delta to pay for those shares. During 2012 and 2013, our executive officers did not exercise any stock options. As of December 31, 2013, our capital structure consisted of 143,858,204 common shares and 135,003,122 preferred shares, each with no par value. We are a stock corporation (sociedade anônima) incorporated under the laws of Brazil.

Issued Share Capital

Under our by-laws, our authorized capital as of December 31, 2013 was R$4.0 billion, and can be increased by the issuance of preferred or common shares, after approval by our board of directors. Our shareholders must approve any capital increase that exceeds our authorized capital. Under our by-laws and the Brazilian corporation law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their holdings. See “Description of Capital Stock—Preemptive Rights.”

Regulation of Foreign Investment

There are no general restrictions on ownership of our preferred shares or common shares by individuals or legal entities domiciled outside Brazil, except for those regarding airline companies (see “Regulation of the Brazilian Civil Aviation Market”). However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank.

Foreign investors may register their investment under Law No. 4,131 dated September 3, 1962, or Law No. 4,131, or Resolution No. 2,689 of January 26, 2000 of the CMN, or Resolution No. 2,689. Registration under Law No. 4,131 or under Resolution No. 2,689 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution No. 2,689 affords favorable tax treatment to foreign investors who are not residents in a Low or Nil Tax Jurisdiction, which is defined under Brazilian tax laws as a country or location or other jurisdiction that does not impose tax or where the maximum income tax rate is lower than 20%.

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

A registration has been obtained in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by our ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s registration for five business days after such exchange, following which, such holder must seek to obtain its own registration with the Central Bank.

Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to such preferred shares, unless the holder is a duly qualified investor under Resolution 2,689.

If the shareholder does not qualify under Resolution 2,689 by registering with the CVM and the Central Bank and appointing a representative and a custodian in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution 2,689, residents in a Low or Nil Tax Jurisdiction are subject to less favorable tax treatment than other foreign investors. See “Brazilian Tax Considerations.”

Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the Brazilian government will not impose similar restrictions on foreign repatriations. See “Item 3. Risk Factors—Risks Relating to Brazil.”

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

According to our by-laws, holders of our preferred shares are entitled to be included in a public tender offer in case our controlling shareholder sells its controlling stake in us and the minimum price to be offered for each preferred share is 100% of the price paid per share of the controlling stake.

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

•         modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares or create a new class with greater privileges than the existing classes of preferred shares;

•         reduce the mandatory distribution of dividends;

•         merge or consolidate us with another company;

•         participate in a group of companies as defined in the Brazilian corporation law and subject to the conditions set forth therein;

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

In the event that the entity resulting from a merger, consolidation, or incorporação de ações, or spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal right.

If there is a resolution to (a) merge or consolidate us with another company; (b) conduct a incorporação de ações; (c) participate in a group of companies, as defined under the Brazilian corporation law; or (d) acquire control of another company, the withdrawal rights are exercisable only if our shares do not satisfy certain tests of liquidity and dispersal of the type or class of shares in the market at the time of the general meeting.

Only holders of shares adversely affected by the changes mentioned in the first and second items above may withdraw their shares.

The right of withdrawal lapses 30 days after publication of the minutes of the relevant general shareholders’ meeting that approved the corporate actions described above. In the case of the changes mentioned in items (a) and (b) above, the resolution is subject to confirmation by the preferred shareholders, which must be obtained at a special meeting held within one year. In those cases, the 30-day term is counted from the date of publication of the minutes of the special meeting. We would be entitled to reconsider any action triggering appraisal rights within 10 days following the expiration of such rights if the redemption of shares of dissenting or non-voting shareholders would jeopardize our financial stability. Shares to be purchased by us from the dissenting or non-voting shareholders exercising appraisal rights will be valued at an amount equal to the lesser of the portion attributable to such shares of our shareholders’ equity as shown on the last balance sheet approved at a general shareholders’ meeting (book value) and the portion attributable to such shares of the economic value of the company, pursuant to an appraisal report produced in accordance with the provisions of the Brazilian corporation law. If more than 60 days have elapsed since the date of such balance sheet, dissenting shareholders may require that the book value of their shares be calculated on the basis of a new balance sheet. As a general rule, shareholders who acquire their shares after the first notice convening the general shareholders’ meeting or after the relevant press release concerning the meeting is published will not be entitled to appraisal rights.

For purposes of the right of withdrawal, the concept of “dissenting shareholder,” under the Brazilian corporation law, includes not only those shareholders who vote against a specific resolution, but also those who abstain from voting, who fail to attend the shareholders’ meeting or who do not have voting rights.

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

In the event of a capital increase which would reduce the proportion of capital represented by preferred shares, holders of ADSs or preferred shares would have preemptive rights to subscribe for preferred shares, in proportion to their shareholdings, and for common shares, only to the extent necessary to prevent dilution of their equity participation. (See “Risks Relating to the ADSs and Our Preferred Shares—Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares”). Our by-laws provide that our board of directors may, within the limit of our authorized capital, withdraw preemptive rights to existing shareholders in connection with an increase in share capital through sale in stock exchanges, public offerings or public exchange offers. In addition, Brazilian corporation law provides that the granting or exercise of stock options pursuant to certain stock option plans is not subject to preemptive rights.

Voting Rights

Each common share entitles its holder to one vote at our shareholders’ meetings. Preferred shares have no voting rights, except that each preferred share entitles its holder to one vote at our shareholders’ meeting to decide on certain specific matters, such as:

•         any transformation of the company into another corporate type;

•         any merger, consolidation or spin-off of the company;

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

The Brazilian corporation law grants (i) holders of preferred shares without voting rights (or with restricted voting rights) representing 10% of the total issued capital stock and (ii) holders of our common shares that are not part of the controlling group, and represent at least 15% of the voting capital stock, the right to appoint a member to the board of directors, by voting during the annual shareholders’ meeting. If none of our non-controlling holders of common or preferred shares meets the respective thresholds described above, holders of preferred or common shares representing at least 10% of the share capital would be able to combine their holdings to appoint one member and an alternate to our board of directors. Such rights may only be exercised by those shareholders who prove that they have held the required stake with no interruption during at least the three months directly preceding our annual shareholders’ meeting.

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

At duly called and convened meetings, our shareholders are empowered to take any action regarding our business. Shareholders have the exclusive right, during our annual shareholders’ meetings required to be held within 120 days of the end of our fiscal year, to approve our financial statements and to determine the allocation of our net income and the distribution of dividends related to the fiscal year immediately preceding the meeting. The members of our board of directors are generally elected at annual shareholders’ meetings. However, according to Brazilian corporation law, they can also be elected at extraordinary shareholders’ meetings. At the request of shareholders holding a sufficient number of shares, a fiscal board can be established and its members elected at any shareholders’ meeting.

An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year. Our shareholders may take the following actions, among others, exclusively at shareholders’ meetings:

•         election and dismissal of the members of our board of directors and our fiscal board, if the shareholders have requested the set up of the latter;

•         approval of the aggregate compensation of the members of our board of directors and board of executive officers, as well as the compensation of the members of the fiscal board, if one has been established;

•         amendment of our by-laws;

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

Arbitration

In connection with our listing with Level 2 of Differentiated Corporate Governance Practices, we and our controlling shareholders, directors, officers and members of our fiscal board have undertaken to refer to arbitration any and all disputes arising out of the Level 2 rules or any other corporate matters. See “Market Information.” Under our by-laws, any disputes among us, our shareholders and our management with respect to the application of Level 2 rules, the Brazilian corporation law or the application of the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the BM&FBOVESPA Arbitration Chamber. Any disputes among shareholders, including holders of ADSs, and disputes between us and shareholders, including holders of ADSs, will be submitted to arbitration in accordance with the BM&FBOVESPA Arbitration Chamber.

Going Private Process

Pursuant to our by-laws, we may become a privately-held company only if we, our controlling shareholders or our group of controlling shareholders make a public tender offer for all outstanding shares.

According to the Level 2 regulations and our by-laws, the minimum price of the shares in the public tender offer required to be made in case we go private shall be equivalent to the economic value determined in the appraisal report prepared by a specialized and independent company, with renowned expertise, to be selected at the annual shareholders’ meeting from among the three companies suggested by the board of directors.

In addition to the requirements set out in the Level 2 regulations and our by-laws, according to the Brazilian corporation law, our registration as a publicly held company with shares traded on stock exchanges will be canceled only if we or our direct or indirect controlling shareholders make a public tender offer for the total outstanding shares in the market (which may be the same tender offer required by Level 2 regulations and our by-laws), at a fair value, for a price at least equal to our evaluation, determined based on the following criteria, separately or jointly adopted: (i) stockholders’ equity book value, stockholders’ equity at market price, (ii) discounted cash flow, (iii) multiple comparisons and (iv) market price of our shares or any other criteria accepted by the CVM. Shareholders holding at least 10% of our outstanding shares may require our management to review the price offered for the shares and, in this event, our management shall call a special shareholders` meeting to determine whether to perform another valuation using the same or a different valuation method. Such request must be made within 15 days following the disclosure of the price to be paid for the shares in the public tender offer, and shall be duly justified. The shareholders who make such request, as well as those who vote in its favor, shall reimburse us for any costs involved in preparing the new valuation if the valuation price is lower than or equal to the original valuation price. If the new valuation price is higher than the original valuation price, the public tender offer must be made at the new valuation price.

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

Aircraft General Terms Agreement between The Boeing Company and VRG Linhas Aéreas S.A.

In 2004, we entered into an agreement, as amended, with Boeing for the purchase of aircraft, installation of buyer furnished equipment provided by us, customer support services and product assurance. In addition to the aircraft supplied, Boeing will provide maintenance training and flight training programs, as well as operations engineering support.

Commercial Sale Promise Agreement between Petrobras Distribuidora S.A. and VRG Linhas Aéreas S.A.

In 2001, we entered into a commercial sale promise agreement for the purchase of fuel from Petrobras Distribuidora, which was renewed July 7, 2006. We agreed to purchase fuel exclusively from Petrobras Distribuidora in all of the airports where Petrobras Distribuidora maintains aircraft fueling facilities. Petrobras Distribuidora, in turn, agreed to provide us with all of our fuel needs in the supplying airports.

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

E.      Taxation

The following discussion addresses the material Brazilian and U.S. federal income tax consequences of acquiring, holding and disposing of our preferred shares or ADSs.

This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our preferred shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Brazilian and U.S. federal income tax considerations applicable to any particular holder. It is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and U.S. federal income tax consequences to it of an investment in our preferred shares or ADSs. This discussion is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement among us, Citibank, N.A., as depositary, and the registered holders and beneficial owners of our ADSs, and any related documents, will be performed in accordance with its terms.

Although there presently is no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. We cannot assure you, however, as to whether or when a treaty will enter into force or how it will affect holders of our preferred shares or ADSs.

Material Brazilian Tax Considerations

The following discussion addresses the material Brazilian tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs by a non-Brazilian holder.

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

Taxation of Gains. According to Law No. 10,833, dated December 29, 2003, or Law No. 18,333, capital gains realized on the disposition of assets located in Brazil by a non-Brazilian holder are subject to taxation in Brazil, regardless of whether the sale or the disposition is made by a non-Brazilian holder to another non-Brazilian resident or to a Brazilian resident.

With respect to the disposition of preferred shares, as they are assets located in Brazil, the non-Brazilian holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the disposition is conducted in Brazil or with a Brazilian resident.

With respect to the ADSs, arguably the gains realized by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian resident are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non- Brazilian Holder on the disposition of ADSs to another non-Brazilian resident. As a result, gains on a disposition of ADSs by a non-Brazilian holder to Brazilian resident, or even to non-Brazilian holder in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described ahead. It is important to clarify that, for purposes of Brazilian taxation, the income tax rules on gains related to disposition of preferred shares or ADSs vary depending on the domicile of the non-Brazilian holder, the form by which such non-Brazilian holder has registered its investment with the Central Bank and/or how the disposition is carried out, as described below.

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

Gains assessed on the disposition of the preferred shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•         exempt from income tax, when assessed by a non-Brazilian holder that (i) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 2,689 and (ii) is not resident in a Low or Nil Tax Jurisdiction; or

•         subject to income tax at a rate of 15% in any other case, including the gains assessed by a non-Brazilian holder that is not a 2,689 Holder and/or is a resident in a Low or Nil Tax Jurisdiction. In these cases, a withholding income tax of 0.005% shall be applicable and can be offset with the eventual income tax due on the capital gain.

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

There can be no assurance that the current preferential treatment for non-Brazilian holder of ADSs and 2,689 Holder of preferred shares will continue.

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

Low or Nil Taxation Jurisdictions.

Law No. 9,779, dated as of January 1, 1999, states that, except for limited prescribed circumstances, income derived from transactions by a person resident or domiciled in a Low or Nil Tax Jurisdiction will be subject to withholding income tax at the rate of 25%. A Low or Nil Tax Jurisdiction is generally considered to be a country or other jurisdiction which does not impose any income tax or which imposes such tax at a maximum rate lower than 20%. Under certain circumstances, non-transparency rules are also taken into account for determining whether a country or other jurisdiction is a Low or Nil Tax Jurisdiction. In addition, on June 24, 2008, Law No. 11,727 introduced the concept of “privileged tax regime”, considered as such the tax regime that (i) does not tax income or taxes it at a maximum rate lower than 20%; (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or dependency or (b) contingent to the non-exercise of a substantial economic activity in the country or dependency; or (iii) does not tax or that taxes the income generated abroad at a maximum rate lower than 20%; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out. We consider that the best interpretation of Law No. 11,727 that the new concept of “privileged tax regime” would be applicable solely for purposes of transfer pricing and thin capitalization rules. However, due to the recent enactment of this Law, we are unable to ascertain whether or not the privileged tax regime concept will be extended to the concept of Low or Nil Taxation Jurisdiction although the Brazilian tax authorities appear to agree with our position, in view of the provisions of the recently introduced Normative Ruling No. 1,037, dated as of June 4, 2010, and subsequent amendments, which presents two different lists (Low or Nil Tax Jurisdictions – taking into account the non-transparency rules – and privileged tax regimes).

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037 and subsequent amendments and of any related Brazilian tax law or regulation concerning Low or Nil Tax Jurisdictions or “privileged tax regimes.”

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

Tax on Bonds and Securities Transactions

Pursuant to Decree 6,306/07, the Tax on Bonds and Securities Transactions (“IOF/Bonds”) may be imposed on any transactions involving bonds and securities even if the transactions are performed on a Brazilian stock exchange. The rate of IOF/Bonds applicable to transactions involving preferred or common shares is currently zero. In particular, the IOF/Bonds levies at a zero percent rate the transfer of shares traded on the Brazilian stock exchange with the purpose of the issuance of depositary receipts to be traded outside Brazil. The Brazilian government may increase such rate up to 1.5% per day, but only with respect to future transactions.

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

Dividend Taxation

In 2007 Brazilian Law No. 11,638 aligned Brazilian generally accepted accounting standards, contained in Brazilian corporate law to IFRS, or the IFRS conversion. This change, however, resulted in a mismatch between corporate and tax laws as it concerns profit calculations. To address the anomaly, in 2009 Brazilian Law No. 11,941, introduced the Transitory Tax Regime, or RTT. Under the RTT, for tax purposes, legal entities have to observe accounting methods and criteria that were in force before the IFRS conversion. In 2013, Provisional Measure No. 627, or PM 627, introduced a new set of tax rules, or the New Tax Regime, and extinguished the RTT. Under the New Tax Regime, corporate and tax laws will be aligned, eliminating the mismatch created by the IFRS conversion, effective starting in 2015, with the option of early adoption in 2014. PM 627 has been approved by the Brazilian congress and is awaiting signature by the President.

The IFRS conversion, the RTT and the mismatch between corporate and tax laws generated several tax impacts and authorities have taken different approaches with respect to the taxation of dividends. If approved, PM 627 will confirm the exempt status of dividends distributed based on profits earned under the RTT until 2013, and under the New Tax Regime from 2015, or 2014, if opting for early adoption. To assure that any profits earned in 2014 are exempt, we intend to opt for early adoption of the New Tax Regime for 2014, assuming PM 627 is enacted into law.

Material U.S. Federal Income Tax Consequences

The following discussion describes the material U.S. federal income tax consequences of purchasing, holding and disposing of our preferred shares or ADSs. This discussion applies only to beneficial owners of ADSs or preferred shares that are U.S. Holders. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed Treasury Regulations, administrative pronouncements by the U.S. Internal Revenue Service, or IRS, and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations. This summary does not describe any state, local or non-U.S. tax law considerations or any aspect of U.S. federal tax law (such as the estate tax, gift tax or the Medicare tax on net investment income) other than income taxation. U.S. Holders should consult their own tax advisors regarding these matters.

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

•         partnerships and other pass-through entities;

•         U.S. Holders whose functional currency is not the U.S. dollar;

•         U.S. expatriates;

•         U.S. Holders that hold our preferred shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction; or

•         U.S. Holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power, if any, of our voting stock.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences—Passive foreign investment company rules.”

You are a “U.S. Holder” if you are a beneficial owner of preferred shares or ADSs and, for U.S. federal income tax purposes, you are:

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

For U.S. federal income tax purposes, a U.S. Holder of an ADS will generally be treated as the beneficial owner of the preferred shares represented by the ADS. See “Material U.S. Federal Income Tax Consequences—Distributions on preferred shares or ADSs.”

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

Dividends paid by us generally will not be eligible for the dividends received deduction available under the Code to certain U.S. corporate shareholders. Subject to the above-mentioned concerns by the U.S. Treasury and certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. Holders (including individuals), with respect to the ADSs. will be subject to taxation at a maximum rate of 20% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. Holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Our ADSs are listed on the New York Stock Exchange, and therefore the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or will remain readily tradable. Subject to the discussion of PFIC rules below, based upon the nature of our current and projected income, assets and activities, we do not believe the preferred shares or the ADSs have been (for our 2013 taxable year), nor do we expect them to be (for our 2014 taxable year), shares of a PFIC for U.S. federal income tax purposes.

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

The amount of any cash distribution paid in Brazilian currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the U.S. Holder (in the case of preferred shares held directly by such U.S. Holder), regardless of whether the payment is in fact converted to U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of such distribution if such Brazilian currency is converted into U.S. dollars on the date received. If the Brazilian currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Brazilian currency. Such foreign currency gain or loss, if any, will be U.S. source ordinary income or loss.

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

Under recently issued temporary regulations effective for taxable years ending on or after December 30, 2013, a U.S. Holder who owns preferred shares or ADSs during any taxable year that we are a PFIC in excess of certain de minimus amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621. In addition, under certain circumstances, the temporary regulations also require a “United States person” (as such term is defined under the Code) that indirectly owns common shares through another United States person to file Form 8621 for a taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of the common shares, or reports income pursuant to a mark-to-market election, as described below. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to our preferred shares or ADSs and the application of the recently enacted legislation to their particular situation.

If a Brazilian tax is withheld on the sale, exchange or other taxable disposition of a preferred share or ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Brazilian tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a preferred share or ADS generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a sale, exchange or other taxable disposition of a preferred share or ADS that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for an ADS or preferred share, as the case may be, that is not registered pursuant to Resolution No. 2,689, on which a Brazilian capital gains tax is imposed (see above under “Material Brazilian Tax Considerations—Taxation of Gains”), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources in the appropriate income category. Alternatively, the U.S. Holder may take a deduction for the Brazilian tax if it does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued during the taxable year.

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

Under recently issued temporary regulations effective for taxable years ending on or after December 30, 2013, a U.S. Holder who owns preferred shares or ADSs during any taxable year that we are a PFIC in excess of certain de minimus amounts and fails to qualify for certain other exemptions would be required to file  IRS Form 8621.  In addition, under certain circumstances, the temporary regulations also require a “United States person” (as such term is defined under the Code) that indirectly owns common shares through another United States person to file Form 8621 for a taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of the common shares, or reports income pursuant to a mark-to-market election, as described below. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to our preferred shares or ADSs and the application of the recently enacted legislation to their particular situation.

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

Backup withholding is not an additional tax. The amount of any backup withholding tax from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a refund claim with the IRS.

Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S. $50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their U.S. Federal income tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to our common shares and the application of this legislation to their particular situation.

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

ITEM 11.    Quantitative and Qualitative Disclosures about Market Risk

The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes to the price of fuel, the real/U.S. dollar exchange rate and interest rates. We purchase jet fuel at prevailing market prices, but seeks to manage market risk through execution of a documented hedging program. We incur a portion of its costs and operating expenses in U.S. dollars. Our interest rate risk in its floating rate leases and debt obligations. We have a fleet of 150 aircraft, 99 of which were under operating leases, 46 were under finance leases and five were owned by us. However, fixed rate leases are not considered market sensitive financial instruments and, therefore, are not included in the interest rate sensitivity analysis below.

Aircraft Fuel

Our results of operations are affected by changes in the price of aircraft fuel required to operate our aircraft fleet. To manage the price risk, we utilize crude oil and heating oil derivative contracts. All of our derivative instruments must be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. All existing contracts settle on a monthly basis and we do not purchase or hold derivative instruments for trading purposes. At December 31, 2013, we had oil derivative contracts outstanding to hedge 7% of our expected fuel consumption in from January 2014 to January 2016 and the fair value of such contracts was R$22.3 million. If the aircraft fuel price had increased or decreased by 10% in relation to the average 2013, the fuel expense would have increased or decreased, respectively, approximately R$400 million. We acquire substantially all of our fuel from one supplier.

Foreign Currencies

A significant part of our costs and operating expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. To manage exchange rate risk, we enter into derivative contracts to protect against a possible depreciation of the real  in relation to the U.S. dollar. At December 31, 2013, we had U.S. dollar currency derivative contracts outstanding to hedge 16% of our expected operational expenses linked to the U.S. dollar. As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation or depreciation of the real  against the U.S. dollar would have resulted in a decrease or an increase, respectively, in expenses of aircraft and engine maintenance, aircraft operating lease payments and aircraft insurance of R$578 million in 2013. A hypothetical 10% appreciation of the real  against the U.S. dollar would have resulted in a decrease of R$578 million in such expenses.

Interest Rates

Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate leasing contracts. At December 31, 2013, leases for seven aircraft had floating-rate rent payments. A hypothetical 10% increase or decrease in international market interest rates in 2013 would have resulted in an increase or a decrease, respectively, in our aircraft financial leasing expenses of R$0.3 million. These amounts are determined considering the effects of the hypothetical international interest rates on our variable-rate leasing contracts at December 31, 2013.

ITEM 12.    Description of Securities other than Equity Securities

A.      American Depositary Shares

In the United States, our preferred shares trade in the form of ADS. Since December 2005 each ADS represents one preferred share, issued by Citibank, N.A., as Depositary pursuant to a Deposit Agreement. On December 13, 2005, we executed a 2:1 ADS split, changing to ratio of one ADS representing two preferred shares to one ADS representing one preferred share, as approved by a meeting of our board of directors on November 8, 2005. The ADSs commenced trading on the NYSE on June 24, 2004.

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

Reimbursement of Fees

Citibank, N.A., as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

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

Reimbursement of Fees Incurred in 2013

During 2013 we received US$434,114.79 from the depositary for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

ITEM 13.    Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.    Material Modifications to the Rights of Security Holders and Use of             Proceeds

None.

ITEM 15.    Controls and Procedures

Disclosure Controls and Procedures. We maintain control and procedures designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. Based on an evaluation of our disclosure controls and procedures as of the end of the period covered by this report conducted by our management, with the participation of the chief executive and chief financial officers, after evaluating together with other members of management the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) have concluded that our disclosure controls and procedures are effective to ensure that we are able to collect, process and disclose the information we are required to disclose in the reports we file with the SEC within the required time periods.

Management’s Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (1992). Based on this assessment, management believes that, as of December 31, 2013, the our internal control over financial reporting is effective based on those criteria.

Attestation Report of the Independent Registered Public Accounting Firm. The effectiveness of internal controls over financial reporting as of December 31, 2013 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, the independent registered public accounting firm who also audited our consolidated financial statements for the year then ended 2012. Deloitte’s report on the our internal controls over financial reporting is included herein.

Changes in internal control over financial reporting. There was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.      [Reserved]

ITEM 16A.   Audit Committee Financial Expert

Our board of directors has determined that Luiz Kaufmann, a member of our audit committee, is an audit committee financial expert, as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6C. Board Practices—Audit Committee.”

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

ITEM 16C.   Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our principal accountants during the fiscal years ended December 31, 2012 and 2013. Deloitte has been our principal accountant during the fiscal years ended December 31, 2012 and 2013.

	2012	2013
	(in R$)
Audit Fees	5,130,722	4,887,300
Audit-Related Fees	1,618,509	374,007
Tax Fees	-	-
All Other Fees	-	-
Total	6,749,231	5,261,307

Audit Fees

Audit fees include the audit of our consolidated annual financial statements and internal controls, the audit of our IFRS financial statements, review of our quarterly reports and required statutory audits and regulatory filings such as the formulário de referência.

Audit-Related Fees

Audit-related fees include fees for the preparation and issuance of comfort letters in connection with our senior notes offering, due diligence and the audits regarding the segregation of the Smiles  loyalty program as a separate entity in 2013 and assurance of our sustainability report.

In 2013 and 2012, audit-related fees for services performed by our principal accountant amounted to R$0.4 million and R$1.6 million, respectively.

Tax Fees

There were no tax advisory services provided by our principal accountant in 2013 and 2012.

All Other Fees

There were no other fees.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by Deloitte. Any services provided by our principal accountant that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2012 and 2013, none of the fees paid to Deloitte were approved pursuant to the de minimis exception.

ITEM 16D.   Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

ITEM 16F.   Change in Our Certifying Accountant

None

ITEM 16G.  Corporate Governance

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (a) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (b) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules and (c) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

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

Fiscal Board

Under the Brazilian corporation law, the fiscal board is a corporate body independent of management and external auditors. The fiscal board may be either permanent or non-permanent, in which case it is appointed by the shareholders to act during a specific fiscal year. A fiscal board is not equivalent to, or comparable with, a U.S. audit committee. The primary responsibility of the fiscal board is to review management’s activities and a company’s financial statements, and to report its findings to a company’s shareholders. The Brazilian corporation law requires fiscal board members to receive as remuneration at least 10% of the average annual amount paid to a company’s executive officers. The Brazilian corporation law requires a fiscal board to be composed of a minimum of three and a maximum of five members and their respective alternates.

Under the Brazilian corporation law, the fiscal board may not contain members that (i) are on our board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company or (iv) are spouses or relatives of any member of our management, up to the third degree. Our by-laws provide for a non-permanent fiscal board to be elected only by our shareholders’ request at a general shareholders’ meeting. The fiscal board, when elected, will be comprised of a minimum of three and a maximum of five members and an equal number of alternate members. In 2013, our shareholders did not request the election of a fiscal board.

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian corporation law. Our audit committee, which is not equivalent to, or comparable with, a U.S. audit committee, provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance. The audit committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of our independent auditors and helps coordinate their activities. It also evaluates the effectiveness of our internal financial and legal compliance controls. The audit committee comprises three members elected by the board of directors for a one-year term with the right to re-election, all three of which are independent. The current members of our audit committee are Antônio Kandir, Richard Lark and Luiz Kaufmann. All members meet the independent membership requirements of the SEC and NYSE as well as other NYSE requirements. Luiz Kaufmann is the committee’s “financial expert” within the scope of the SEC rules covering the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

Nomination/Corporate Governance and Compensation Committees

NYSE rules require that listed companies have a nominating/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. Required responsibilities for the nominating/corporate governance committee include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. Required responsibilities for the compensation committee include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non-chief executive officer compensation, incentive compensation and equity based plans.

We are not required under applicable Brazilian law to have a nomination/corporate governance committee or compensation committee. Under the Brazilian corporation law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the general shareholders’ meeting. The board of directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members. In making such determinations, the board reviews the performance of the executive officers, including the performance of our chief executive officer, who typically excuses himself from discussions regarding his performance and compensation.

Our human resources and corporate governance committee is responsible for the coordination, implementation and periodic review of best corporate governance practices and for monitoring and keeping our board of directors informed of legislation and market recommendations addressing corporate governance. It also reviews and recommends to our board of directors human resources policies, forms of compensation, including salary, bonus and stock options, to be paid to our employees, as well as analyzing management’s career and succession plans. The committee consists of up to five members elected by our board of directors for a one-year term, with the right to re-election, comprising the chairman of the board of directors, one member of the board of directors, two outside specialists and the management and human resources officer. The human resources and corporate governance committee currently consists of Constantino de Oliveira Júnior, Henrique Constantino, Antônio Kandir, Paulo Sergio Kakinoff, Betânia Tanure de Barros and Paulo César Aragão.

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

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. We have adopted a Code of Ethics and Conduct applicable to our officers, directors and employees worldwide, including at the subsidiary level. We believe this code addresses the matters required to be addressed pursuant to the NYSE rules. For a further discussion of our Code of Ethics and Conduct, See “Code of Ethics.”

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Our internal audit and compliance department was created in 2004 under the supervision of our chief financial officer and our audit committee and is responsible for our compliance with the requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 regarding internal control over financial reporting. The internal audit and compliance department reports to our chief executive officer and the audit committee.

ITEM 16H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.    Financial Statements

See “Item 18. Financial Statements.”

ITEM 18.    Financial Statements

See our consolidated financial statements beginning on Page F-1.

ITEM 19.    Exhibits

1.1		By-laws of the Registrant (English translation), incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.
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

10.2

Amendment 3 to Agreement, dated as of December 8, 2011, between the Registrant and Petrobras Distribuidora S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2011, as filed on April 11, 2012.

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

10.5

Navitaire Hosted Services Agreement, dated May 1, 2004, between Navitaire Inc. and Gol Transportes Aéreos S.A., including amendments 1 through 7 thereto incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2006, as filed on February 28, 2007.

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

10.25	*

Amendment No. 27 to Navitaire Hosted Services Agreement dated as of January 1st, 2013, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.26	*

Amendment No. 28 to Navitaire Hosted Services Agreement dated as of August 1st, 2013, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.27	*

Amendment No. 29 to Navitaire Hosted Services Agreement dated as of December 2nd, 2013, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.28

Aircraft Purchase Agreement, dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

10.29

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

10.31

Supplemental Aircraft Purchase Agreement No. 3 dated as of January 7, 2005 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

10.32

Supplemental Aircraft Purchase Agreement No. 4 dated as of March 24, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

10.33

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

10.36

Supplemental Agreement No. 8 dated February 19, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

10.37

Supplemental Agreement No. 9 dated March 6, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

10.38

Supplemental Agreement No. 10 dated October 19, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.39

Supplemental Agreement No. 11 dated October 24, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2006, as filed on February 28, 2007.

10.40

Supplemental Agreement No. 12 dated February 8, 2007 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

10.41

Supplemental Agreement No. 13 dated December 17, 2007 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

10.42

Supplemental Agreement No. 14 dated September 20, 2008 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2008, as filed on May 8, 2009.

10.43

Supplemental Agreement No. 15 dated April 30, 2008 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 31, 2010.

10.44

Supplemental Agreement No. 16 dated September 24, 2008 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 31, 2010.

10.45

Supplemental Agreement No. 17 dated October 28, 2009 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 31, 2010.

10.46

Supplemental Agreement No. 18 dated July 8, 2010 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

10.47

Supplemental Agreement No. 19 dated September 17, 2010 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

10.48

Supplemental Agreement No. 20 dated February 11, 2011 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

10.49

Supplemental Agreement No. 21 dated October 1, 2012 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.

10.50	*

Supplemental Agreement No. 22 to Purchase Agreement dated as of April 17, 2013 between Gol Transportes Aéreos S.A. and The Boeing Company. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.51	*

Supplemental Agreement No. 23 to Purchase Agreement dated as of August 26, 2013between Gol Transportes Aéreos S.A. and The Boeing Company. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment

10.52	*

Supplemental Agreement No. 24 to Purchase Agreement between Gol Transportes Aéreos S.A. and The Boeing Company. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.53

Aircraft Purchase Agreement, dated as of October 1, 2012 between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.

10.54	*

Supplemental Agreement No. 1, dated as of November 4, 2013, to the Aircraft Purchase Agreement, dated as of October 1, 2012 between GAC Incorporated and The Boeing Company. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

10.55	*

Supplemental Agreement No. 2, dated as of April 17, 2013, to the Aircraft Purchase Agreement, dated as of October 1, 2012 between GAC Incorporated and The Boeing Company. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

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

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:              /s/ Paulo Kakinoff
Name:         Paulo Kakinoff
Title:           Chief Executive Officer

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:              /s/ Edmar Prado Lopes Neto
Name:         Edmar Prado Lopes Neto
Title:           Chief Financial Officer

Dated: April 28, 2014

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Financial Statements for the Years Ended December 31, 2013,  2012 and 2011 and Report of Independent Registered Public Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes

GOL LINHAS AÉREAS INTELIGENTES S.A.

Consolidated Financial Statements

December 31, 2013 and 2012

 (In thousands of Brazilian Reais)

Gol Linhas Aéreas Inteligentes S.A.

Consolidated Financial Statements for the
Year Ended December 31, 2013, 2012 and 2011

and Report of Independent Registered

Public Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A

São Paulo - SP, Brazil

We have audited the accompanying consolidated statement of financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission- COSO, and our report dated April 25, 2014 expressed  an unqualified opinion on the Company's internal control over financial reporting.

/s/DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo – SP, Brazil

April 25, 2014.

Gol Linhas Aéreas Inteligentes S.A.

Internal Control over Financial Reporting

 for the Year Ended December 31, 2013

and Report of Independent Registered

Public Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo, Brazil

We have audited the internal control over financial reporting of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. The Company’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s Board of Directors, Management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our  report dated April 25, 2014 expressed an unqualified opinion on those consolidated financial statements.

São Paulo, April 25, 2014.

/s/DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo – SP, Brazil

April 25, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian Reais - R$)

	Note	12/31/2013	12/31/2012

Current assets
Cash and cash equivalents	3	1,635,647	775,551
Short-term investments	4	1,155,617	585,028
Restricted cash	5	88,417	7
Trade receivables	6	324,821	325,665
Inventories	7	117,144	138,039
Recoverable taxes	8	52,124	110,999
Prepaid expenses	9	80,655	62,328
Deposits	10	-	2,575
Rights on derivatives transactions	29	48,934	10,696
Other current assets		62,350	68,921
Assets held for sale	11	-	8,174
		3,565,709	2,087,983

Noncurrent assets
Deposits	10	847,708	654,621
Restricted cash	5	166,039	224,517
Prepaid expenses	9	26,526	35,456
Deferred and recoverable taxes	8	561,694	433,353
Other credits		4,423	5,438
Property, plant and equipment	15	3,772,159	3,885,799
Intangible	16	1,694,190	1,699,931
		7,072,739	6,939,115

Total assets		10,638,448	9,027,098

The accompanying notes are an integral part of these financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2013 AND 2012

(In thousands of Brazilian Reais - R$)

	Note	12/31/2013	12/31/2012
Current liabilities
Short-term debt	17	440,834	1,719,625
Suppliers		502,919	480,185
Salaries, wages and benefits	18	233,584	207,518
Taxes payable	22	94,430	73,299
Tax and landing fees		271,334	240,739
Advance ticket sales	19	1,219,802	823,190
Mileage program	20	195,935	124,905
Advances from customers	21	167,759	93,595
Provisions	23	199,471	179,950
Liabilities from derivative transactions	29	30,315	56,752
Other liabilities		90,408	61,935
		3,446,791	4,061,693

Noncurrent liabilities
Long-term debt	17	5,148,551	3,471,550
Provisions	23	282,903	299,880
Mileage program	20	456,290	364,307
Advances from customers	21	3,645	-
Taxes payable	22	61,038	47,597
Other liabilities		20,730	49,243
		5,973,157	4,232,577

Shareholders' equity	24
Capital		2,501,574	2,499,689
Capital reserve		103,366	61,387
Cost on issued shares		(145,279)	(145,279)
Share-based payments	13	85,438	79,255
Treasury shares		(32,116)	(35,164)
Equity valuation adjustments		(18,162)	(68,582)
Change on equity through public offering		611,130	-
Accumulated losses		(2,455,025)	(1,658,478)
Shareholders' equity attributable to Company' shareholders		650,926	732,828

Participation of non-controlling Company’s shareholders		567,574	-
Total shareholders' equity		1,218,500	732,828

Total liabilities and shareholders' equity		10,638,448	9,027,098

The accompanying notes are an integral part of these financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands of Brazilian Reais - R$, except basic/diluted losses per share)

	Note	12/31/2013	12/31/2012	12/31/2011

Sales and services revenue	25
Passenger		8,122,161	7,159,987	6,713,029
Cargo and other		834,051	943,572	826,279
		8,956,212	8,103,559	7,539,308

Operating costs and expenses
Salaries		(1,333,462)	(1,569,670)	(1,560,436)
Aircraft fuel		(3,610,821)	(3,742,219)	(3,060,665)
Aircraft rent		(703,772)	(644,031)	(505,058)
Aircraft insurance		(20,222)	(26,875)	(31,921)
Sales and marketing		(516,061)	(423,682)	(402,568)
Landing fees		(566,542)	(559,421)	(395,249)
Aircraft and traffic servicing		(599,480)	(528,737)	(484,642)
Maintenance materials and repairs		(460,807)	(417,990)	(434,181)
Depreciation and amortization		(560,966)	(519,631)	(395,807)
Other operating expenses		(318,090)	(576,916)	(601,713)
Gain on bargain purchase		-	-	88,428
		(8,690,223)	(9,009,172)	(7,783,812)

Income (loss) before income taxes and financial result		265,989	(905,613)	(244,504)

Finance result	26
Financial income		602,524	370,214	477,524
Financial expenses		(1,031,644)	(764,852)	(834,541)
Exchange variation, net		(490,096)	(284,571)	(398,897)
		(919,216)	(679,209)	(755,914)

Loss before income tax and social contribution		(653,227)	(1,584,822)	(1,000,418)

Income tax and social contribution
Current		(96,807)	(6,553)	(5,791)
Deferred		25,444	78,460	254,671
	8	(71,363)	71,907	248,880
Net loss for the year		(724,590)	(1,512,915)	(751,538)

Net loss attributable to Company’ shareholders		(796,547)	(1,512,915)	(751,538)
Net loss attributable to non-controlling Company’ shareholders		71,957	-	-

Weighted average number of outstanding shares in relation to basic losses per share (in thousands)	14	276,714	269,869	270,376

Basic loss per share	14	(2.879)	(5.606)	(2.780)
Diluted loss per share	14	(2.879)	(5.606)	(2.780)

The accompanying notes are an integral part of these financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands of Brazilian Reais - R$)

	Note	12/31/2013	12/31/2012	12/31/2011

Net loss for the year		(724,590)	(1,512,915)	(751,538)

Other comprehensive income that will be reversed to net losses for the year	29
Available for sale financial assets		-	-	362
Cash flow hedges		76,395	16,191	(136,992)
Tax effect		(25,975)	(5,505)	46,289
		50,420	10,686	(90,341)

Comprehensive income for the year		(674,170)	(1,502,229)	(841,879)

Comprehensive income for the year attributable to:
Company’ shareholders		(746,127)	(1,502,229)	(841,879)
Non-controlling Company’ shareholders		71,957	-	-
		(674,170)	(1,502,229)	(841,879)

Transactions shown in comprehensive income for the years ended December 31, 2013, 2012 and 2011 are provided below:

	Financial assets available for sale	Cash flow hedges	Income tax	Total comprehensive income
Balance as of December 31, 2010	487	16,040	(5,454)	11,073
Realized income (losses) from financial instruments transferred to net losses for the year	(487)	19,464	(6,617)	12,360
Fair value variation	-	(155,607)	52,906	(102,701)
Balance as of December 31, 2011	-	(120,103)	40,835	(79,268)

Realized gains from financial instruments transferred to net losses for the year	-	(4,733)	1,609	(3,124)
Fair value variation	-	20,924	(7,114)	13,810
Balance as of December 31, 2012	-	(103,912)	35,330	(68,582)

Realized gains from financial instruments transferred to net losses for the year	-	(25,358)	8,622	(16,736)
Fair value variation	-	101,753	(34,597)	67,156
Balance as of December 31, 2013	-	(27,517)	9,355	(18,162)

The accompanying notes are an integral part of these financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands of Brazilian Reais - R$)

				Issued Capital			Earnings reserves				Valuation adjustments
				Good- will on transfer of shares	Special goodwill reserve of subsi- diary	Share issuance costs	Legal reserve	Rein- vestment reserve	Share- based compen -sation	Treasury shares	Availa- ble for- sale assets	Unrea- lized hedge gain (loss)	Gains thro- ugh public offer	Accumula- ted losses	Total equity	Non-controlling portion	Total Consolidate d Equity
	Note	Capital	Advance for future capital increase
Balance as of December 31, 2010		2,315,655	-	31,076	29,187	(132,522)	49,833	593,027	43,727	(11,887)	487	10,586	-	-	2,929,169	-	2,929,169
Adjustment - See Note 2.3		-	-	-	-	-	-	-	-	-	-	-	-	(37,462)	(37,462)	-	(37,462)
Adjusted balance on January 1, 2011		2,315,655	-	31,076	29,187	(132,522)	49,833	593,027	43,727	(11,887)	487	10,586	-	(37,462)	2,891,707	-	2,891,707
Other comprehensive income		-	-	-	-	-	-	-	-	-	(487)	(89,854)	-	-	(90,341)	-	(90,341)
Net loss for the year		-	-	-	-	-	-	-	-	-	-	-	-	(751,538)	(751,538)	-	(751,538)
Recognition of earnings reserve and legal
reserve to absorb accumulated losses		-	-	-	-	-	(49,833)	(593,027)	-	-	-	-	-	642,860	-	-	-

Capital increase through the exercise of stock options		845	-	-	-	-		-	-	-	-	-	-	-	- 845		-
Advance for future capital increase		-	182,610	-	-	-	-	-	-	-	-	-	-	-	182,610	-	182,610
Share issuance costs		-	-	-	-	(12,757)	-	-	-	-	-	-	-	-	(12,757)	-	(12,757)
Share-based payments		-	-	-	-	-	-	-	24,875	-	-	-	-	-	24,875	-	24,875
Share buyback		-	-	-	-	-	-	-	-	(39,490)	-	-	-	-	(39,490)	-	(39,490)
Balance as of December 31, 2011		2,316,500	182,610	31,076	29,187	(145,279)	-	-	68,602	(51,377)	-	(79,268)	-	(146,140)	2,205,911	-	2,205,911
Other comprehensive income		-	-	-	-	-	-	-	-	-	-	10,686	-	-	10,686	-	10,686
Net loss		-	-	-	-	-	-	-	-	-	-	-	-	(1,512,915)	(1,512,915)	-	(1,512,915)
Advances for future capital increase		-	579	-	-	-	-	-	-	-	-	-	-	-	579	-	579
Capital increase on August 13, 2012		183,189	(183,189)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share-based payments		-	-	-	-	-	-	-	10,653	-	-	-	-	-	10,653	-	10,653
Treasury shares sale		-	-	1,124	-	-	-	-	-	16,213	-	-	-	-	17,337	-	17,337
Prescribed dividends and interest on capital		-	-	-	-	-	-	-	-	-	-	-	-	577	577	-	577
Balance as of December 31, 2012		2,499,689	-	32,200	29,187	(145,279)	-	-	79,255	(35,164)	-	(68,582)	-	(1,658,478)	732,828	-	732,828
Other comprehensive income		-	-	-	-	-	-	-	-	-	-	50,420	-	-	50,420	-	50,420
Net loss for the year		-	-	-	-	-	-	-	-	-	-	-	-	(796,547)	(796,547)	71,957	(724,590)
Capital increase by share-based payment		1,885	-	-	-	-	-	-	-	-	-	-	-	-	1,885	-	1,885
Share-based payments	13	-	-	-	-	-	-	-	6,183	-	-	-	-	-	6,183	905	7,088
Change on equity through public offer	1	-	-	-	-	-	-	-	-	-	-	-	611,030	-	611,030	484,642	1,095,772
Dividends and interest on capital paid by
subsidiary		-	-	-	-	-	-	-	-	-	-	-	-	-	-	(21,080)	(21,080)
Treasury shares sold		-	-	187	-	-	-	-	-	3,048	-	-	-	-	3,235	-	3,235
Capital reserves	1	-	-	-	41,792	-	-	-	-	-	-	-	-	-	41,792	31,150	72,942
Balance as of December 31, 2013	24	2,501,574	-	32,387	70,979	(145,279)	-	-	85,438	(32,116)	-	(18,162)	611,030	(2,455,025)	650,926	567,574	1,218,500

The accompanying notes are an integral part of these financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands of Brazilian Reais – R$)

	12/31/2013	12/31/2012	12/31/2011
Net loss for the year	(724,590)	(1,512,915)	(751,538)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	560,966	519,631	395,807
Allowance for doubtful accounts	4,389	5,662	23,483
Provision for judicial deposits	21,125	16,996	6,218
Reversal of provision for onerous contracts	-	-	15,393
Provision for inventory obsolescence	(5,364)	(609)	1,196
Deferred taxes	(25,444)	(78,460)	(254,671)
Shared-based payments	7,088	10,652	24,875
Exchange and monetary variations, net	598,592	279,541	400,095
Interest on loans, net	248,843	268,415	414,430
Unrealized hedge income, net of taxes	(28,872)	(4,733)	19,469
Provision for profit sharing	51,950	-	-
Provision for return of aircraft	-	-	96,136
Restructuring provision	-	36,978	-
Other provisions	-	-	(30,460)
Mileage program	163,013	202,498	79,057
Write-of property, plant and equipment and intangible assets	19,453	56,825	10,173
Impairment losses	16,023	82,872	23,353
Negative goodwill on acquisition of subsidiary	-	-	(88,428)

Accounts receivable	(3,545)	22,807	84,840
Investments used for trading	(570,589)	424,039	(1,011,534)
Inventories	26,259	13,593	22,406
Deposits	(116,336)	18,198	144,456
Prepaid expenses and recoverable taxes	(7,983)	106,215	(12,406)
Other assets	12,911	(27,295)	16,831
Accounts payable	22,734	65,622	131,971
Traffic air liability	396,612	78,447	125,112
Liabilities from derivative transactions	49,404	(37,756)	(42,314)
Advances from customers	77,809	63,343	(27,591)
Salaries, wages and benefits	(25,884)	(42,512)	22,254
Sales tax and landing fees	30,595	50,710	58,600
Tax obligation	115,187	(64,717)	6,653
Provisions	(159,909)	12,565	(95,413)
Other liabilities	(12,658)	(54,463)	22,841
Cash flows from (used in) operating activities	741,779	512,149	(168,706)
Interest paid	(257,283)	(374,798)	(428,023)
Income tax paid	(80,615)	(4,058)	(5,791)
Net cash provided by (used in) operating activities	403,881	133,293	(602,520)
Investments activities
Acquisition of subsidiary, net of cash	-	-	(33,885)
Restricted cash	(29,932)	(115,429)	(74,594)
Cash from incorporation	13	-	-
Property, plant and equipment	(237,982)	(454,242)	(279,826)
Intangible assets	(51,035)	(20,772)	(80,863)
Net cash used in investing activities	(318,936)	(590,443)	(469,168)
Short and long term debt	403,984	312,401	628,187
Loan payment	(437,784)	(223,374)	(191,874)
Financial lease payment	(238,850)	(111,324)	(199,180)
Dividends and interest on capital	(21,080)	-	(50,866)
Treasury shares	3,235	17,337	-
Advances for future capital increase	-	579	183,455
Capital increase	1,885	-	-
Capital increase in subsidiary	1,095,772	-	-
Share issuance costs	-	-	(15,175)
Net cash generated by financing activities	807,162	(4,381)	354,547
Exchange rate changes in cash and cash equivalents of foreign subsidiaries	(32,011)	6,795	(8,430)
Net decrease in cash and cash equivalents	860,096	(454,736)	(725,571)
Cash and cash equivalents at beginning of the year	775,551	1,230,287	1,955,858
Cash and cash equivalents at end of the year	1,635,647	775,551	1,230,287

The accompanying notes are an integral part of these financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

1.       General Information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company incorporated in accordance with Brazilian Corporate Laws, organized on March 12, 2004. The Company is engaged in controlling its wholly-owned subsidiary (i) VRG Linhas Aéreas S.A. (“VRG”), and through its subsidiaries or affiliates, essentially exploring: (a) regular and non-regular air transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; (b) complementary activities of air transport service provided in its bylaws; and (ii) Smiles S.A., which mainly operates: (a) the development and management of its own or third party’s customer loyalty program, and (b) sale of redemption rights of awards related to the loyalty program.

Additionally, GLAI is the direct parent Company of the subsidiaries GAC Inc. (“GAC”), Gol Finance (“Finance”). Gol LuxCo S.A. (“Gol LuxCo”), Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”) and indirect parent Company of the subsidiary Webjet Linhas Aéreas S.A. ("Webjet").

GAC was established on March 23, 2006, according to the laws of the Cayman Islands, and its activities are related to the aircraft acquisition for its single shareholder GLAI, which provides financial support for its operating activities and settlement of obligations.

Gol Finance was incorporated on March 16, 2006, in accordance with the laws of the Cayman Islands, and its activity is related to fundraising for finance for aircraft acquisition.

On April 9, 2007, the Company acquired VRG, which operates domestic and international flights and provides regular and non-regular air transportation services from/to the main destinations in Brazil, South America and the Caribbean.

On February 28, 2011, the subsidiary VRG constituted a Participation Account Company (“SCP BOB”) engaged in developing and operating on-board sales of food and beverages in domestic flights. VRG has 50% participation in the share capital of the Company, which started to operate in September, 2011.

On August 1, 2011, the subsidiary VRG acquired the entire share capital of Webjet, an airline with registered office in Rio de Janeiro. The operation was approved by the regulatory authorities: (i) ANAC on October 3, 2011 and (ii) Administrative Council for Economic Defense (“CADE”) on October 10, 2012.

On November 23, 2012, the Company started the process of discontinuance of the Webjet trademark, along with the ending of its operational activities, being VRG, from that date, responsible for all the flight transportation services, passengers and customers assistance for Webjet. For further details, see Note 11.

On April 27, 2012, the subsidiary VRG constituted a participation account company ("SCP Trip") in order to develop, produce and explore the Gol magazine (“Revista Gol”), distributed free on the Company flights. The participation of VRG is equivalent to 60% of the SCP TRIP.

On February 28, 2013, the Gol Dominicana Lineas Aereas SAS was established according to the laws of the Dominican Republic, headquarted in Santo Domingo and its direct subsidiary of GLAI. The Gol Dominicana Linhas Aéreas S.A. is currently in pre-operational phase.

Gol LuxCo S.A. was established and headquarted according to the laws of Luxemburg, on June 21, 2013. The Gol LuxCo is a wholly-owned subsidiary and its activities are related to fundraising for several operating activities.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

In December 2012, the Company announced the segregation of the activities related to the "Smiles" program, previously conducted by its subsidiary VRG, which began to be conducted by Smiles S.A., a Company incorporated on June 10, 2012 and which started its operations in 2013. In April 2013, Smiles S.A. completed its public offer of primary shares, initiating the trading of its shares on the BM&F Bovespa. This event led to the issue of 52,173,912 common shares with a price per share settled at R$21.70, in a total amount of R$1,095,772, net of issue costs of R$36,402. The Company currently holds 57.3% of Smiles S.A.’s shares, maintaining its position as the controller shareholder.

The gains from the reduction of the equity interest in Smiles S.A. as of December 31, 2013 are R$611,130 and are registered in equity.

The Smiles Program allows the accumulation of miles that can be redeemed for products or services from various partners. Miles are issued by the Smiles Program to: (a) award participant passengers through the loyalty program of VRG; (b) miles sales to banks that reward their clients in accordance with credit card expenses; and (c) miles sales to retail and entertainment customers, individuals and airline partners.

On October 8, 2013, the Company’ subsidiary Smiles S.A. signed an investment agreement for the acquisition of 25% of the capital of Netpoints, that operates in the customers loyalty program of retail stores. On January 21, 2014, the Administrative Council for Economic Defense ("CADE") approved the transaction, enabling the agreement closure. The payment for the acquisition of 25% in the amount of R$25,000 will occur in 04 (four) equal installments, and on February 10, 2014 Smiles S.A paid the amount related to the first installment of R$6,250. The other installments will be paid by May 07, 2014, August 07, 2014 and November 07, 2014, restated by the IGP-M index variation until the date of each payment. The transaction also provides the option to acquire 50% plus one share of Netpoints, which may be exercised after the end of 2018.

On December 31, 2013, the Company incorporated its non-controlling shareholder G.A. Smiles Participações S.A. in order of simplify and modernize its corporate structure. The incorporation was made based on the book value of its equity as of December 31, 2013, and the transaction did not result in a capital increase and/or grant of new shares. The goodwill for tax purposes of R$214,534 resulted in a tax credit of R$72,942, with the counterpart registered in a special reserve of goodwill in equity and such was recorded at the moment of the incorporation and such incorporation was approved by its subsidiary’s Extraordinary General Meeting; the portion of such special reserve attributed to the Company in the amount of R$41,792 relates to its percentage holding in Smiles’ capital of 57.3%.

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

2.                      Approval and summary of significant accounting policies applied in preparing the financial statements

These financial statements were authorized for issuance at the Board of Directors’ meeting held on March 25, 2014. The Company’s registered office is at Pça. Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

2.1. Compliance Statement

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

The Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

2.2. Basis of preparation

These financial statements were prepared based on historical cost, except for certain financial assets and liabilities that are measured at fair value in accordance with accounting practices described below.

These Financial Statements were prepared using Brazilian Real as the functional and reporting currency.

The summary of significant accounting policies adopted by the Company and its subsidiaries are as follows:

a)         Basis of consolidation

The consolidated financial statements comprise Gol Linhas Aéreas Inteligentes S.A. and its direct and indirect subsidiaries, as presented below:

	Location	Type of control	% of capital stock
			12/31/2013	12/31/2012
VRG	Brazil	Direct	100%	100%
GAC Inc. (*)	Cayman Islands	Direct	100%	100%
Gol Finance (*)	Cayman Islands	Direct	100%	100%
Webjet	Brazil	Indirect	100%	100%
SCP BOB (**)	Brazil	Indirect	50%	50%
SCP Trip (**)	Brazil	Indirect	60%	60%
Smiles (***)	Brazil	Direct	57.3%	100%
Gol Dominicana	Dominican Republic	Direct	100%	-
Gol LuxCo (*)	Luxemburg	Direct	100%	-

(*) Since the entities are extensions of the Company, are presented with the Brazilian Real being the functional currency in the consolidated financial statements.

(**) Since are joint operations, the assets, liabilities and income or loss are consolidated according to the Company’s percentage share.

(***)  The Company had no operating activity as of December 31, 2012.

The accounting policies were applied consistently in all the consolidated entities and are consistent with those used in previous years. All the transactions, balances, income and expenses between the entities are fully eliminated in the consolidated financial statements.

The investments that its subsidiary VRG has in its off-shore subsidiaries (South America, Caribean and United States) are fully eliminated.

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

d)         Financial assets and financial liabilities

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

Consist of non-derivate financial investments and include investments in debt instruments, accounts receivable and other receivables, interest-bearing loans borrowings, other accounts payable and other debts.

The measurement of initial recognition of financial assets and liabilities is as follows:

Non-derivate financial instrument	Initial recognition
Asset	Fair value
Liability	Fair value except direct costs from issue *

* Except financial instruments measured at fair value through the result, whose costs are recognized directly in profit or loss for the year.

After initial recognition, are measured in each balance sheet with the pre-defined classification, based on the purposes for which they were acquired or issued, as described below:

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

iv. Available for sale: include financial assets not classified under the categories above, measured at fair value, and the respective gains and losses resulted by market adjustments are recognized in “Other Comprehensive Income” in shareholders' equity until the investment is sold, and any gains and losses previously accumulated are reclassified to income statement.

The Company does not hold financial assets under this category. “Short-term Investments” are comprised of assets available for sale related to foreign currency deposits (time deposits). These assets have a maturity period of more than 90 days after the investment date and their amounts are subject to significant changes.

The Company writes off a financial asset only when the contractual rights to the cash flows from the asset expire, or transfers the asset and substantially all the risks and benefits of ownership to a third party. If the Company does not transfer nor retains substantially all the risks and benefits of ownership of the financial asset, but continues to control the transferred asset, the Company recognizes the participation retained and its liabilities on the values that it will have to pay. If the Company retains substantially all the risks and benefits of ownership of the financial asset transferred, the Company continues recognizing this asset.

•                     Financial  liabilities

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

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

The allowance for doubtful accounts is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable through risk analysis and taking into account the historical analysis of the recovery of arrears. The allowance for doubtful receivables is the difference between the book value and recoverable amount and the provision is made for all accounts overdue for more than 90 days for installment sales, travel and cargo agencies, and 180 days in respect of airline partners. Additionally, in some cases, the Company performs individual analysis.

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

g)         Leasing

In accordance with IAS 17 "Leases", leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee, or meet the following conditions:

i. the lease transfers ownership of the asset to the lessee at the end of the lease agreement;

ii. the lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable such that, at the inception of the lease, is reasonably certain that the option will be exercised;

iii. the lease term is the most part of the economic asset life, even if the title is not transferred;

iv. at the beginning of the lease, the present value of minimum lease payments represents substantially all the fair value of the leased asset;

v. the leased assets are of such a specialized nature such that only the lessee can use them without major modifications.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

The amounts payable arising from finance lease installments are recognized and allocated between financial expenses and repayment of finance lease so as to achieve a stable interest rate.

The difference between the present value and the total amount of falling due installments is charged to profit or loss as financial expenses.  The corresponding obligation to the lessor is accounted for as short and long term debt. The aircraft held under finance leases, which have a purchase option at the end of the contract, are depreciated on a straight-line basis over the useful life at rates calculated to write down the cost to the estimated residual value of 20% based on market price valuations. All other aircraft recorded in property, plant and equipment, when there is no reasonable certainty that the Company will obtain ownership of the property at the end of the contractual term, are depreciated over the shorter of the useful life of the assets and the lease agreement.

The other leases are classified as operating leases and are recognized as an expense in the income statement on a straight-line basis over the term of the lease agreement.

•                     Sale-leaseback

Gains or losses related to sale-leaseback transactions classified as an operating lease after the sale are accounted for as follows:

i. Immediately recognized in the income statement when it is clear that the transaction is established at fair value;

ii. If the sale price is below fair value, any profit or loss is immediately recognized as other (expense) income, however, if the loss is compensated by future lease payments at below market price (the gains or losses are deferred and amortized in proportion to the lease payments during the period that the assets will be used);

iii. In the event of the sale price being higher than the fair value of the asset, the value exceeding the fair value is deferred and amortized during the period when the asset is expected to be used. The amortization of the gain is recorded as a reduction in lease expenses.

If the sale-leaseback transactions results in financial lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term. The Company did not operate any sale-leaseback transaction that resulted in a financial lease during the year ended on December 31, 2013, 2012 and 2011.

h)         Prepaid expenses

Represent advance payments whose benefits to the Company will occur after the balance sheet date, obeying the criteria of segregation between short and long term.

i)          Property, plant and equipment

Property, plant and equipment, including rotable parts, are recorded at acquisition or construction costs, including interest and other financial charges. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. Aircraft and engine spares acquired on the introduction or expansion of the fleet, as well as rotable spares purchased separately, are carried as fixed assets and generally depreciated in line with the fleet to which they relate. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation and 737- MAX aircraft.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

Assets held through finance leases are depreciated over the shorter of the expected useful life or the contractual lease term, if there is no purchase option at the end of the agreement in question.

The estimated useful life for property and equipment is disclosed in Note 15.

The Company follows the IAS 16 - "Property, Plant and Equipment", and performs the capitalization of the costs relating to engine overhauls of engines. This practice establishes that costs on major maintenance (including replacement parts and labor) should be capitalized only when there is an extension of the estimated useful life of the engine. Such costs are capitalized and depreciated until the next stop for major maintenance. The expense recognized directly in the income statement refers to maintenance costs of other aircraft components or even maintenance of engines that do not extend their useful life.

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

A write-off of a fixed asset item occurs after disposal or when there is no future economic benefits resulting from continued use of the asset. Any gains or losses on fixed asset sales or write-offs are determined by the difference between the values received in the sale and the asset's book value, and are recognized in the income statement.

The Company registers provisions for aircraft reconfiguration based on the return requirements, considering the costs that meet the agreement terms regarding the return conditions on engines held under operating leases.

j)         Intangible assets

There are non-monetary assets without physical property, whose book value is reviewed annually as to its recoverable amount, or when strong evidence of changes in circumstances indicates that the carrying amount may not be recoverable.

i.                    Goodwill

The goodwill value is tested annually by comparing the balance value to fair value recoverable from the cash-generating units, the operating subsidiaries VRG and Smiles (since the operations segregation). Management exercises considerable judgment to assess the impact of operating and macroeconomic changes in order to estimate the future cash flows and measure the recoverable amount of that asset. The assumptions adopted by the Company in the impairment tests are consistent with internal projections and operating plans. No impairment losses have been recorded until the present date.

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

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

iii.        Trademark

VRG brand name was acquired as part of the VRG acquisition and was capitalized at fair value at the acquisition date. The brand name is considered to have an indefinite useful life and, therefore, it is not amortized. The book value of the trademark is annually reviewed as to its recoverable amount or in case of changes in circumstances indicates that the book values may not be recoverable. The current circumstances of the trademark usage led the Company to register the write-off of its trademark in the income statement, as disclosed in Note 16.

iv.        Software

The costs related to the acquisition or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis.

The book value of these intangibles is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. As of December 31, 2013, the Company recorded an impairment related to the discontinuance of the Integrated People Management “PeopleSoft” as described on Note 16.

k)         Deposits

i. Aircraft and engine maintenance deposits

The Maintenance deposits refer to payments made in U.S. Dollars by the Company to commercial lease companies to be used in future aircraft and engine maintenance work. The realization of these assets occurs substantially by the receipts of funds, according to the renegotiations with the lessors. The exchange rate variations arising from payments, net of uses for maintenance, are recognized as an expense or revenue in the financial result. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated balance sheet are recoverable.

Certain lease agreements establish that when the amounts previously used in maintenance services are lower than the amounts deposited, the existing deposits are not refundable. Any excess amounts retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense.

Additionally, the Company maintains agreements with some lessors to replace deposits by letters of credit, which can be claimed by the lessor if the aircraft maintenance does not occur as established with the scheduled review. Many of the aircraft lease agreements do not require maintenance deposits and have the letters of credit as a guarantee that the maintenance periods will be executed as scheduled. Until December 31, 2013, no letter of credit had been executed.

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

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

l)          Foreign currency transactions

Transactions in foreign currencies are recorded at the exchange rate prevailing at the time that the transaction occurs. Monetary assets and liabilities denominated in foreign currencies are subsequently calculated based on the conversion using the exchange rate at the balance sheet date and differences resulting from the currency calculated based on conversion are recognized in the income statements under “exchange variation”.

m)        Hedge accounting

The Company and its subsidiaries contract certain financial derivatives to hedge its risks, related to the changes in oil prices (fuel), foreign exchange rates and interest rates. The derivatives may be designated to hedge accounting, and if they are designated, are classified as fair value hedges or cash flow hedges.

For classification as hedge accounting, the derivative should protect against changes in the hedged fair value or cash flow. At the beginning of the hedge transaction, the Company and its subsidiaries document the relationship between the hedge instrument and the hedged item, including risk management goals, and if the transaction will be designated for hedge accounting.

i. Fair value hedge

The changes in the fair value of hedge instruments and hedge items attributable to the hedge risk are recognized in the income statement item related to the hedged item.

ii. Cash flow hedge

The effective part of changes in fair value of derivatives that are designated as a cash flow hedge is recognized in other comprehensive income and accumulated under the “Other Comprehensive Income” in shareholder’s equity. The gains or losses that are related to the ineffective portion are recognized immediately in financial results.

At the moment that the hedge item is recognized in the financial results, amounts previously recognized in other comprehensive income and accumulated in shareholder’s equity are reclassified to profit or loss under the same section of the income statement in which the item is recognized.

Hedge accounting is discontinued prospectively when the Company and its subsidiaries (i) cancel the protection relation, (ii) the derivative instrument expires or is settled, terminated or executed, or (iii) when it no longer qualifies for hedge accounting. If the hedge accounting is discontinued, any gains or losses recognized in “Other comprehensive income” and previously accumulated in equity until that date are recognized in the income statement when the transaction is also recognized in the income statement. When the forecasted transaction is not expected anymore, the gains or losses accumulated in equity and deferred are recognized in the income statement immediately.

n)         Share-based payments

The fair value of the Company equity-settled transactions with employees of stock options and restricted shares were estimated on the date of grant of the options using the Black-Scholes pricing.This fair value is recorded on a straight-line basis, according to IFRS 2 – “Share-Based Payment”, as an expense in net income for the year over the vesting period, based on Management’s estimates on which options granted will become eventually vested, with a corresponding increase in shareholders’ equity. At the end of each reporting year, the Company revises its estimates of the amount of equity instruments that will be acquired. The impact of the review of the amount of stock options or restricted shares related to original estimates, if any, is prospectively recognized as profit or loss when the remaining oprtions and shares are exercised, so that the cumulative expense reflects the best (revised) estimates with a corresponding adjustment to equity in the “Share-based payments”, which registers the benefits to employees.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

o)         Provisions

Provisions are recognized when the Company has a present obligation (legal or presumed) as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation.

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

Provisions for aircraft and engines returns follow different criteria in relation to when such expenses are recognized in income statement.

i. Aircraft return provision

For aircraft operating leases, the Company is contractually required to return the equipment in a predefined level of operational capability. In these cases, the Company accrues the cost of returning, since these are present obligations arising from past events that will generate future disbursements, whose measurement is made with reasonable assurance. These costs are primarily related to expenses of aircraft reconfiguration (interior and exterior), obtaining licenses and certifications techniques, painting, etc. according to return agreement clauses. The estimated cost is initially recorded at present value and the consideration of the provision for aircraft return is made under "other flight equipment" of fixed assets (see Note 15). After initial recognition, the asset is depreciated on a straight-line basis and liabilities updated according to the discount rate with the result shown in financial result.

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

iii. Provision for restructuring

The restructuring is a program planned and controlled by management and that materially changes the way the company's activity is conducted. During this process, the costs necessary for the closure are measured and a provision is recognized for the amount considered to be sufficient to meet the obligations generated. For further details, see Note 23c.

iv. Provision for insurance

Management keeps insurance coverage in amounts considered necessary to cover any claims, in view of the nature of the Company’s assets and the risks inherent in its operating activities, with due heed being paid to the limits set in the lease agreements, in compliance with provisions of the Law 10744/03. The provision for insurance is represented by the Company's obligation to pay for existing policies.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

v. Provisions for lawsuits

The Company is a defendant in several lawsuits and administrative proceedings. Provisions are registered for all the lawsuits that represent probable loss according to its probability, which includes the assessment of available evidence, including the opinion of internal and external legal consultants, the Company, the nature of the processes and past experiences. Management believes that these provisions are sufficient and are correctly presented in the financial statements. Provisions are calculated considering the likely settlement at the date of the financial statements and restated later, when applicable.

p)         Revenue recognition

The passenger revenue is recognized when air transportation services are actually provided to the passenger. Tickets sold but not yet used are recognized as advance ticket sales and correspond to a deferred revenue from sold tickets to be transported in a future date, net of tickets that will expire in accordance with the Company´s (breakage) expectations based on historical data.

Breakage consists of the statistical calculation, on a historical basis, of unused, expired tickets, i.e., passengers to be transported that have a high probability of not flying. The Company periodically records adjusted deferred revenues based on tickets which have actually expired.

The balance of deferred revenue also refers to tickets rescheduled by passengers. Future opportunities may significantly change the customers’ profile and the historical pattern, and such changes may result on significant changes in the deferred revenue balance in the deferred revenue balance and in the revenue amount booked related to this program.

Revenues from cargo shipment are recognized when transportation is provided. Other revenues include charter services, onboard sales services, tickets exchange rates, and other additional services, and are recognized when the service is provided.

q)         Assets held for sale

These are assets that can recover their value through highly probable sales transactions, and are available for immediate sale in their present condition. They are measured based on the lowest value between the fair value and the book value less selling costs. Such assets are not depreciated or amortized and once classified in this category, the sale must be completed within one year. For more details, see Note 11.

r)         Mileage program

The "Smiles Program" is designed to retain its customers through the granting of mileage credits to participants. The obligation created by the issuance of miles is measured based on the price that the miles were sold to its airline and non-airline partners, classified by the Company as the fair value of the transaction. The revenue recognition on the consolidated income or loss occurs when the Smiles Program participant, after redeeming the miles and exchanging it in flight tickets, is transported (see Note 27 for the specific accounting policies).

The Company’s policy is to cancel all miles contained in the accounts of customers for longer than 3 years and 11 months. The associated value for mileage credits estimated to be cancelled is recognized as revenue. The Company calculates the expiration estimate and non-use based on historical data. Future opportunities can significantly alter customer profile and the historical patterns. Such changes may result in material changes to the deferred revenue balance, as well as revenues recognized from that program.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

s)         Treasury shares

Company’s own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is registered in the income statement on the purchase, sale, issue or cancellation of the Company’s own equity instruments. Any difference between the book amount and the counterpart is registered under other capital reserves.

t)         Segment information

IFRS 8 – “Operating Segments” require that operations by segment are identified based on internal reports which are regularly reviewed by the Company’s management in order to allocate resources to its segments and measure its performance individually.

According to the assumptions, the Company's operations have two reportable segments, as described below:

● Flight transportation: The Company’s operations are derived from its subsidiary VRG and consist in to provide air transportation services within South America and the Caribbean, and the major assets earning revenue are its aircraft. Other revenues primarily arises from cargo, , installment sales, excess baggage charges and cancellation fares, all directly attributable to air transportation services. Based on the way the Company treats its business and the manner in which resource allocation decisions are made, . The Company’s reporting segments are described in Note 25.

● Smiles loyalty program: The operations in this segment are represented by miles’ sales transactions to air and non-airline partners. Under this context the program management, marketing and rights of redemption of prizes and creating and managing the database of individuals and corporations. The main cash-generating asset is its portfolio of program participants.

u)         Income taxes

The income tax and social contribution expenses are represented by the sum of current and deferred income taxes.

Current tax

The provision for income tax and social contribution is based on the years’ taxable income and tax loss carryforwards. The taxable income differs from the one reported in the income statements, since such excludes other years’ taxable or deductible revenues or expenses, and also excludes permanently nontaxable or nondeductible items. The provisions for income and social contribution taxes are calculated individually for each Company in the group based on effective rates at the end of the year.

Deferred tax

The deferred income tax is recognized on temporary differences between the balances of assets and liabilities recognized in the financial statements and tax bases used in calculation of taxable income. The deferred income tax liability is usually recognized on all taxable temporary differences and the deferred income tax asset are recognized on  all deductible temporary differences, only when it is probable that the Company will produce enough taxable income in the future so such deductible temporary differences can be used. The deferred income tax assets and liabilities are not recognized on temporary differences from the initial recognition of assets and liabilities on a transaction which does not affect the taxable or the book income.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that is not probable that sufficient taxable profits will be incurred to allow all or part of the deferred tax asset to be realized.

Defered tax related to items recognized directly in equity also has its deferred tax recognized in equity and not in the income statement. Deferred tax items are recognized in accordance with the transaction that gave rise to deferred tax in other comprehensive income or directly in equity.

Income tax and social contribution taxes, assets and liabilities, are offset when there is a legal right and intention to offset it upon the calculation of current taxes, in general as it relates to the same legal entity and the same taxation authority.

The tax credits from tax losses and negative basis of social contribution are registered based on the future tax profit expected from the indivual Company and its subsidiaries, in accordance with legal limitations.

The projections of future tax profits under tax losses and negative basis of social contribution are prepared based on the business plan, and are annually reviewed and approved by the Company’s Board of Directors.

Additionally, deferred tax liabilities are not recognized if the temporary difference is an effect arising from the goodwill initial recognition.

v)         Main accounting estimates and assumptions adopted

The elaborating process of the Financial Statements often requires that the Management adopt assumptions, judgments and estimates that may affect the application of the policies and amounts of assets and liabilities, revenues and expenses.

The actual results may differ from the adopted estimates, since such use historical experience and some assumptions that are believed to be appropriate under the circumstances. The reviews of accounting estimates are recognized in the same period in which the assumptions are reviewed and the effects are recognized on a prospective basis.

The estimates and assumptions that have a significant risk of material adjustments on the accounted amounts of assets and liabilities are discussed below:

i. Impairment of non-financial assets

The Company assesses if there are indications of impairment for all non-financial assets at every balance sheet date, or when there is evidence that the carrying amount may not be recoverable.  The recoverable values of the cash-generating unit were determined using its value-in-use. The value-in-use is determined based on the assumption of discounted cash flows.

ii. Income taxes

The Company believes that the tax positions taken are reasonable. However, it recognizes that the authorities may question the positions taken which may result in additional liabilities for taxes and interest. The Company recognizes provisions that involve considerable judgment of the management. The provisions are reviewed and adjusted to account for changes in circumstances, such as lapsing of applicable statutes of limitations, conclusions of tax authorities, additional exposures based on identification of new issues or court decisions affecting a particular tax issue. Actual results can differ from estimates. The analysis of the recovery of the deferred income taxes is detailed on Note 8.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

iii. Property, plant and equipment and intangible assets

At the end of the reporting period, the Company reviews the carrying amounts of its property, plant and equipment items to determine if there is any indication that they might be impaired. If such indication exists, the recoverable amount of the asset is estimated to measure the impairment loss.  The aging of the usage of the properties is described in Note 15.

iv. Breakage

As part of the process of revenue recognition, the flight tickets issued that will not be used and the miles issued that will not be redeemed are estimated and recognized as revenue at the moment of the sale and issuance, respectively. These estimates, referred to as breakage, are reviewed annually and are based on historical data of expired flight tickets and expired miles.

v. Allowance for doubtful accounts

The allowance for doubtful accounts is recorded in the amount considered sufficient by the management in order to cover possible losses on accounts receivable arising from receivables, considering the risks involved. The Company periodically evaluates its receivables and, based on historical data, combined with risk analysis per client, registers the allowance for losses.

vi. Provisions for judicial processes

Provisions are recorded for all lawsuits that represent probable losses, according to the loss probability, which includes the assessment of available evidence, including the legal consultants’ opinion, internal and external,, the proceedings nature and past experiences. Additionally, the provisions are periodically reviewed and the management believes that the provisions recorded are sufficient, based on the probability of loss. However, significant changes in judicial decisions can have significant impacts on the Company’s financial statements.

vii. Aircraft return provision

The Company estimates the provision for aircraft returns and obsolescence considering the costs in accordance with returns conditions agreements held under operating leases, as well the costs of aircraft reconfiguration to be carried out, without purchase option, as set out in the return conditions in the leasing contracts.

viii. Engine return provision

The Company records engine return provisions estimated based on the agreement conditions which lay out the conditions in which the engine should be returned to its lessor, based on not only historical costs but also on the equipment condition at the date of the analysis.

x)         Business combinations

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

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

Goodwill is measured as the excess of consideration transferred in relation to net assets acquired at fair value.After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

y)         Result per share

The basic result per share is calculated based on the net result of the year attributable to the Parent Company shareholders divided by the weighted average number of common shares outstanding.

In the diluted result per share, the Company assumes the exercise of options granted to its subsidiaries and the expected values of these instruments are considered as having been received from the issue of shares at the average market price of the shares during the period. The difference between the number of issued shares and the number of shares that would have been issued at the average market price of common shares during the period was treated as the issue of ordinary shares with no counterpart.

z)    New standards and interpretations issued and revised in 2013

i. New standards, interpretations and revisions issued and adopted in 2013:

Standard	Description	Aplicable

Amendment to IFRS 7	Disclosure - netting of financial assets and liabilities	January 01, 2013
IFRS 10	Consolidated Financial Statements	January 01, 2013
IFRS 11	Participation Agreements	January 01, 2013
IFRS 12	Disclosures of interests in other entities	January 01, 2013
IFRS 13	Fair value measurement	January 01, 2013
Amendment to IAS 1	Presentation of Items of Other Comprehensive Income Abrangente	July 01, 2012
IAS 19 (reviewed in 2011)	Employee Benefit	January 01, 2013

•           The amendments to IFRS 7 increase the requirements of disclosure of transactions involving financial assets. These changes are intended to provide greater transparency to risk exposures when a financial asset is transferred, but the transferor still retains some level of exposure to the asset. The amendments also require the disclosure of the transfer of financial assets when they are not equally distributed in the year.

The impacts of the amendment did not affect the disclosures in the Company’s financial statements.

•           On May 2011, a package of five rules for consolidation, participation agreement, affiliated companies and disclosures was issued, including the IFRS 10, 11, 12, IAS 27 (reviewed in 2011) and IAS 28 (reviewed in 2011).

The main requirements of these five standards are described below:

a) The IFRS 10 supersedes the parts that IAS 27 consolidated financial statements address. SIC-12 Consolidation - special purpose entities was withdrawn with the issuance of IFRS 10. In accordance with IFRS 10, there is only one basis of consolidation, that is, the control.

b) The IFRS 11 supersedes IAS 31 – “Interests in Joint Ventures". IFRS 11 discusses how a participation agreement in which two or more parties have control set must be classified. SIC-13 "Joint Ventures"-non-monetary Contributions from investors was withdrawn with the issuance of IFRS 11. In accordance with IFRS 11, the participation agreements are classified as joint operations or joint ventures, based on the rights and obligations of the parties to the agreements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

c) The IFRS 12 is a standard of disclosure applicable to entities that own stakes in subsidiaries, participation agreements, affiliates and/or unconsolidated structured entities. Generally, the disclosure requirements in accordance with IFRS 12 are more comprehensive than the current standards.

There were no effects resulting from the adoption of the IFRS 10, 11, 12, IAS 27 (reviewed in 2011) on the Company’s financial statements.

•           IFRS 13 offers a single source of guidance for fair value measurements and disclosures about fair value measurements. The standard defines fair value, provides a framework for measuring fair value and requires disclosure of fair value measurements. The scope of the IFRS 13 is comprehensive, applying to items of financial and non-financial instruments, for which other IFRSs require or permit fair value measurements and disclosures of fair value measurements, except in certain cases. IFRS 13 is applicable to annual periods beginning on or after January 01, 2013.

There were no impacts due to adoption of this new regulation in the Company’s financial statements.

•           Amendments to IAS 1 allow the presentation of the result and another comprehensive result in one statement or in two separate statements. However, the change to IAS 1 requires additional disclosures in the other comprehensive income so that the items of other comprehensive income are grouped into two categories: (i) items that will not be reclassified later in the result; and (ii) items that will be reclassified later in the result based on certain conditions. The income tax on the items of other comprehensive income will be divulged in the same way. The amendments to IAS 1 are applicable to annual periods beginning on or after July 1, 2012 and did not affect the statements of comprehensive income of the Company.

•           Amendments to IAS 19 change the accounting for defined benefit plans and termination benefits. The most significant modification refers to accounting for changes in defined benefit obligations and plan assets. The modifications require the recognition of changes in defined benefit obligations and the fair value of plan assets as they occur, and therefore the Elimination of the "corridor approach" allowed in the previous version of IAS 19 and the early recognition of past service costs. The amendments to IAS 19 are applicable to annual periods beginning on or after January 1, 2013 and demands retroactive application, except in certain circumstances.

The Company has no operations that may be impacted by the changes to IAS 19.

ii. New standards, amendments and interpretations issued in 2013 and not applied by the Company:

Standard	Description	Aplicable
Amendment to IFRS 10,12 and IAS 27	Investment entities	January 01, 2014
Amendment to IAS 32	Offsetting Financial assets and liabilities	January 01, 2014
IFRS 9	Financial Instruments	January 01, 2015
Amendment to IFRS 9 and IFRS 7	Date of mandatory application of IFRS 9 and transition disclosures	January 01, 2015

•           IFRS 9 issued in November 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for classification and measurement of financial liabilities and for derecognition.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

According to IFRS 9, entities may elect irrevocably, by presenting subsequent to the fair value of an equity investment changes (not held for trading) in other comprehensive income, with only dividend income recognized in income.

IFRS 9 requires all recognized financial assets that are included in the scope of IAS 39 are subsequently measured at amortized cost or fair value. Specifically, debt instruments that are held according to a business model whose objective is to receive the contractual cash flows, and that have contractual cash flows that refer exclusively to payments of principal and interest on the principal amount due are generally measured at amortized cost at the end of subsequent accounting periods cost. All other debt instruments and investments in equity securities are measured at fair value at the end of subsequent periods. Additionally, in accordance with IFRS 9, entities may elect irrevocably, by presenting subsequent alterations to the fair value of an equity investment (not held for trading) in other comprehensive income, with only dividend income recognized in income.

The Company's management does not expect these amendments to IFRS 9 to have a significant effect on the disclosure in its financial statements.

•                      The amendments to IFRS 10 define an investment entity and require that the reporting entity that fits the definition of an investment entity does not consolidate its subsidiaries, but instead measure its subsidiaries at fair value through profit or loss on its consolidated financial statements.

To be defined as an investment entity, the reporting entity must:

(a) obtain resources from one or more investors in exchange of professional services of investiment management;

(b) commit to its investor(s) that its corporate purpose is to invest resources only in order to obtain return on capital appreciation and investment revenue, or both; and

(c) measure and assess the performance of basically all its investments based on fair value.

There were amendments arising from IFRS 12 and IAS 27 in order to introduce the new disclosure requirements for investment entities.

The Company’s management does not expect that the amendments to investment entities affect its financial statements.

•            The amendment to IAS 32 clarifies the requirements related to assets and financial liabilities offset. Specifically, the amendment clarifies the meaning of “currently have the legal right to offset” and “simultaneous realization and settlement”.

The Company’s management does not expect that the adoption of IAS 32 amendments will result in any impact to its financial statements, since there were no assets or liabilities that qualify for compensation.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

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

Consequently, the difference could represent either an overstatement or an understatement of revenue, depending on the difference between the contractual interline price and the spot price. In 2008 the Company initiated the interline transactions and since then the volume of these transactions have been increasing year after year. However, due to certain system limitations of the reservation system related to the inability to reprocess historical data, the Company is unable to allocate this error to the periods which they have occurred, which are the years ended December 31, 2008, 2009 and 2010 and the first quarter of 2011. After the first quarter of 2011 this system deficiency has been remediated with the conclusion of the new revenue recognition system implementation.

After further considerations, the Company has concluded that the most appropriate way to reflect this adjustment was in the opening balance of the retained earnings as of January 1st, 2011, pursuant to IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors”.

3.            Cash and cash equivalents

	Consolidated
	12/31/2013	12/31/2012
Cash and bank deposits	667,985	408,387
Cash equivalents	967,662	367,164
	1,635,647	775,551

As of December 31, 2013 and 2012, the cash equivalents were represented by private bonds (Bank Deposit Certificates – “CDBs”), government bonds and fixed-income funds, paid at post fixed rates ranging between 95.0% and 103.0% of the Interbank Deposit Certificate Rate (“CDI”).

The cash equivalents breakdown is as follows:

	Consolidated
	12/31/2013	12/31/2012
Private Bonds	537,196	115,891
Government Bonds	65,673	166,760
Investment Funds	364,793	84,513
	967,662	367,164

4.       Short-term investments

	Consolidated
	12/31/2013	12/31/2012
Private Bonds	554,032	178,184
Government Bonds	88,596	220,778
Investment Funds	512,989	186,066
	1,155,617	585,028

Private bonds comprise of time deposits and buy-back transactions with debentures indexed to the CDI, with maturity up to 90 days, paid at a weighted average rate of 101.1% of the CDI rate.

Public bonds comprise of National Treasury Bills (“LTN”), National Financial Bills (“LFT”) and National Treasury Bills (“NTN”), paid at a weighted average rate of 99.0% of CDI rate.

Investment funds are represented primarily by government bonds LTN, NTN, LFT and private credits with first-rate financial institutions (debentures and CDBs).

5.                     Restricted cash

	Consolidated
	12/31/2013	12/31/2012
Margin deposits for hedge transactions (a)	29,845	50,749
Deposits in guarantee of letter of credit - Safra (b)	75,681	72,092
Escrow deposits – Bic Banco (c)	57,923	10,040
Guarantee deposits of forward transactions (d)	88,410	89,038
Other deposits	2,597	2,605
	254,456	224,524

Current	88,417	7
Noncurrent	166,039	224,517

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

(a)      Denominated in U.S. Dollar, remunerated by libor rate (average remuneration of 0.6% p.a.).

(b)     The guarantee amount is related to Webjet’s loan (See Note 17) and guarantee note.

(c)        As of December 31, 2013, the amount of R$19,197 comprises the consolidated balance and is related to a contractual guarantee for STJ’s PIS and COFINS proceeding, paid to GLAI as detailed in Note 23d) and existing notes guarantees.

(d)     Escrow deposits of forward transactions applied in LTN and LFT (average remuneration of 9.7% p.a.).

6.                     Trade receivable

	Consolidated
	12/31/2013	12/31/2012
Local currency:
Credit card administrators	74,359	92,621
Travel agencies	175,723	171,314
Installment sales	45,475	37,882
Cargo agencies	32,339	35,897
Airline partners companies	20,544	17,443
Other	21,152	33,396
	369,593	388,553
Foreign currency:
Credit card administrators	27,156	12,269
Travel agencies	11,881	5,685
Cargo agencies	1,321	393
	40,358	18,347
	409,951	406,900

Allowance for doubtful accounts	(85,101)	(80,712)
	324,850	326,188

Current	324,821	325,665
Noncurrent (*)	29	523

(*) The portion of noncurrent trade receivables is recorded in “Other current assets” in noncurrent assets and corresponds to installment sales from the Voe Fácil Program, with maturity over 360 days.

The aging list of accounts receivable is as follows:

	Consolidated
	12/31/2013	12/31/2012
Falling due	280,271	288,327
Overdue until 30 days	17,778	12,077
Overdue 31 to 60 days	6,864	7,659
Overdue 61 to 90 days	6,196	5,707
Overdue 91 to 180 days	5,830	9,176
Overdue 181 to 360 days	12,464	15,087
Overdue above 360 days	80,548	68,867
	409,951	406,900

The average collection period of installment sales is 8 months and a 5.99% monthly interest is charged on the receivable balance, recognized in financial result. The average collection period of the other receivables is 122 days (102 days as of December 31, 2012).

The changes in the allowance for doubtful accounts are as follows:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

	Consolidated
	12/31/2013	12/31/2012
Balance at beginning of the year	(80,712)	(83,610)
Additions	(32,849)	(25,193)
Unrecoverable amounts	8,119	8,560
Recoveries	20,341	19,531
Balance at the end of the year	(85,101)	(80,712)

7.       Inventories

	Consolidated
	12/31/2013	12/31/2012
Consumables	19,601	19,882
Parts and maintenance materials	105,649	112,970
Advances to suppliers	286	15,861
Others	3,835	6,917
Provision for obsolescence	(12,227)	(17,591)
	117,144	138,039

The changes in the allowance for inventory obsolescence are as follows:

	Consolidated
	12/31/2013	12/31/2012
Balance at the beginning of the year	(17,591)	(18,200)
Additions	(3,702)	(325)
Write-off and reversal	9,066	934
Balance at the end of the year	(12,227)	(17,591)

8.       Deferred and recoverable taxes

a)   Recoverable taxes

	Consolidated
	12/31/2013	12/31/2012

ICMS (1)	32,205	24,147
Prepaid IRPJ and CSSL (2)	46,389	67,070
IRRF (3)	26,505	30,361
PIS and COFINS (4)	2,177	1,250
Withholding tax of public institutions	8,693	6,182
Value added tax – IVA (5)	6,544	4,744
Income tax on imports	2,741	13,579
Others	407	428
Total recoverable taxes - current	125.661 125,456	147,761

Current assets	52,124	110,999
Noncurrent assets	73,537	36,762

(1) ICMS: State tax on sales of goods and services.

(2) IRPJ: Brazilian federal income tax on taxable income.

     CSLL: social contribution on taxable income, created to sponsor social programs and funds.

(3) IRRF: withholding income tax levied on financial income from bank investments.

(4) PIS/COFINS: Contributions to Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

(5) IVA: Value added tax on sales of goods and services abroad.

b)      Deferred taxes – long term

	Consolidated
	12/31/2013	12/31/2012

Tax losses	433,520	426,803
Negative basis of social contribution	156,068	153,650

Temporary differences:
Mileage program	94,540	166,332
Allowance for doubtful accounts and other credits	73,300	69,784
Provision for loss on acquisition of VRG	143,350	143,350
Provision for legal and tax liabilities	49,689	36,765
Aircraft return	85,350	46,812
Derivative transactions not settled	15,727	42,007
Tax benefit due to goodwill incorporation (**)	72,942	-
Brands	-	(2,158)
Flight rights	(353,226)	(353,226)
Maintenance deposits	(140,246)	(110,327)
Depreciation of engines and parts for aircraft maintenance	(158,775)	(159,697)
Reversal of goodwill amortization	(127,659)	(102,128)
Aircraft leasing	34,764	(12,876)
Others (*)	108,813	51,500
Total deferred tax and social contribution - noncurrent	488,157	396,591

(*)   Includes the portion of taxes on Smiles unrealized profit in the amount of R$9,579.

(**) On December 31, 2013, the Company’s subsidiary Smiles S.A. operated a reversal incorporation of its shareholder G.A. Smiles Participações S.A.. The goodwill according to fiscal criteria, generated by G.A. Smiles Participações S.A. on the acquisition of Smiles S.A. was R$214,534. Consequently, the operation led to the recording of income tax and social contribution taxes of R$72,942, which will be realized proportionally to its use in 5 years. Under the terms of the current legislation, the goodwill generated by the operation will be a deductible expense on the Income Tax and Social Contribution calculation.

The Company and its direct subsidiary VRG and indirect subsidiary Webjet have tax losses and negative basis of social contribution in the calculation of taxable income, to compensate with 30% of annual taxable profits, without time limit for expiration, in the following amounts:

	Direct (VRG) and indirect subsidiary (Webjet)
	12/31/2013	12/31/2012
Tax losses	3,315,218	2,854,316
Negative basis of social contribution	3,315,218	2,854,316

As of December 31, 2013, the tax credits arising from tax loss carryforwards and negative social contribution basis were valued based on the reasonably expected generation of future taxable income of the parent Company and its subsidiaries, subject to legal limitations.

The forecasts of taxable income on tax losses and negative basis of social contribution are prepared based on the business plans and are annually reviewed and approved by the Company’s Board of Directors. These forecasts reflect the changes in the economic scenario, market and the ones resulting from the Management decisions, considering the following assumptions:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

i.          The long-term scenario presents the continuation of the streamlining of the domestic offering strategy adopted in 2013. Based on this strategy one can observe stabilization in the aircraft’s occupancy rate aligned to yield increasing, below the estimated long-term inflation.

ii.         The Company presented a strong recovery in 20       13, which can be verified by the obtention of a positive operating result.

iii.        Regarding the costs, even with a significant macroeconomic pressure, the efforts of the Company continue to result in a cost structure which is more efficient and such can be verified based on the results achieved in 2013.

iv.        The forecasts contemplated the arrival of aircraft Boeing 737-MAX, announced in 2012. From 2018, the new aircraft will contribute to more efficient fuel consumption.

The estimated recovery of deferred tax assets was based on taxable income projections, considering the assumptions adopted for the long-term business plan preparation, besides the several financial assumptions, business and internal and external factors considered at the end of the year. Consequently, the estimates may not materialize in the future, due to the uncertainties inherent in these estimates.

The Company and its subsidiaries hold the total amount of R$1,207,382, of which R$80,208 is related to its parent Company GLAI and R$1,127,174 is related to its subsidiaries VRG and Webjet.

The forecasts of the parent Company GLAI and the indirect subsidiary Webjet did not present sufficient taxable profits to be realized over the next 10 years and, as a result, a provision was recorded for unrealizable loss tax credits of R$26,522 for GLAI and R$242,369 for Webjet. For the subsidiary VRG such forecasts indicate sufficient taxable profits for such to be realized in the next 10 years. However, due to tax losses presented during the recent years, the Management conducted a sensitivity analysis on the forecast results, and considering significant changes in the macroeconomic scenario, registered the deferred tax assets on tax losses based on the lowest value obtained in this analysis. As a result, the Company and its subsidiaries limited the recognition to the recoverable amount and therefore did not recognize an amount of R$261,056 and R$348,903 in its subsidiary VRG, related to years 2012 and 2013, respectively.

The expected annual realization of the tax credits is as follows:

Direct subsidiary VRG (*)
2015	89,700
2016	65,328
2017	102,369
2018 to 2025	278,505
535,902

(*) The estimated realization of deferred income tax and social contribution does not include deferred tax assets and liabilities calculated on temporary differences, since these are realized simultaneously with the assets and liabilities that gave rise to these differences.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

The amount shown above does not contemplate the provision for losses on tax credits related to its subsidiaries GLAI and VRG.

Additionally, the Company's management remains focused on most effective actions to reduce operating costs and increase revenue, besides the improvements in the quality of services with the implementation of actions directed to improve the customer service, achievement of high levels of punctuality, and search for synergy in its operational processes. All these actions reinforce the Company's commitment to achieve sustainable levels of future profits and rectify the realization of the deferred tax asset.

The Company´s management considers that the deferred assets recognized as of December 31, 2013 arising from temporary differences will be realized when the provisions are settled and the related future events are resolved.

	Consolidated
	12/31/2013	12/31/2012	12/31/2011
Loss before income tax and social contribution	(653,227)	(1,584,822)	(1,000,418)
Combined tax rate	34%	34%	34%
Income tax credits at the combined tax rate	222,097	538,839	340,141
Adjustments to calculate the effective tax rate:
Income from subsidiaries	(9,157)	(27,325)	(37.972)
Income tax on permanent differences and others	(13,512)	(14,093)	20,117
Nontaxable revenues (nondeductible expenses), net	(119,208)	(50,922)	(39,878)
Exchange differences on foreign investments	(41,150)	(47,252)	(48,396)
Unstablished benefit on tax losses and temporary differences	(110,001)	(327,340)	14.868
Refis debit (*)	(4,354)	-	-
Interest on own capital	2,655	-	-
Tax incentives	1,267	-	-
Revenue (expense) from income tax and social contribution	(71,363)	71,907	248,880

Current income tax and social contribution	(96,807)	(6,553)	(5,791)
Deferred income tax and social contribution	25,444	78,460	254,671
	(71,363)	71,907	248,880
Effective rate	10.92%	(4.54%)	(24.88%)

(*) For further information, see Note 22.

9.                     Prepaid expenses

	Consolidated
	12/31/2013	12/31/2012
Deferred losses from sale-leaseback transactions	35,449	44,829
Prepaid hedge	1,532	-
Prepaid lease	27,238	15,291
Prepaid insurance	16,970	17,705
Prepaid commissions	18,509	14,605
Others	7,483	5,354
	107,181	97,784

Current	80,655	62,328
Noncurrent	26,526	35,456

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

During the years 2007, 2008, and 2009, the Company recorded losses from sale-leaseback transactions performed by its subsidiary GAC Inc. related to 9 aircraft in the amount of R$89,337. These losses were deferred and are being amortized proportionally to the payments of the respective lease contracts during the contractual term of 120 months. Further information related to the sale-leaseback transactions is described in Note 28b.

10.                Deposits

a) Maintenance deposits

The Company and its subsidiaries VRG and Webjet made deposits in U.S. Dollars for maintenance of aircraft and engines that will be used in future events as set forth in some finance lease contracts.

The maintenance deposits do not exempt the Company and its subsidiaries, as lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any of the maintenance service providers or to perform such services internally.

As of December 31, 2013, maintenance deposits are presented based on the net recoverable amount, whose balance classified in noncurrent assets was R$412,488 (R$2,575 and R$324,492 in current assets and noncurrent assets as of December 31, 2012, respectively).

b) Deposits in guarantee for lease agreements

As required by the lease agreements, the Company and its subsidiaries hold guarantee deposits in U.S. Dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date. As of December 31, 2013, the balance of guarantee deposits for lease agreements, classified in noncurrent assets, is R$217,680 (R$173,313 as of December 31, 2012).

c) Escrow deposits

Deposits and blocked escrows represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the blocked amount in escrow is related to civil and labor claims arising on the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of December 31, 2013 the blocked amounts regarding the Varig’ succession and the third-party lawsuits are R$71,457 and R$52,343 respectively. These amounts which are included in total deposits’ and blocked escrows and as of December 31, 2013 are recorded under noncurrent assets and are presented at their net realizable value and totaled R$217,540 (R$156,816 as of December 31, 2012).

11.                Webjet’s operation restructuring

On November 23, 2012, the Company initiated the winding up of Webjet’s activities and the consequent discontinuation of its brand. The winding up of Webjet´s activities aims at the optimization of the organizational structure between the companies and unification of their operations, reducing costs and bringing new synergies.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

Assets held for sale

Due to not representing a component according to IFRS 5 “Noncurrent assets held for sale and discontinued operations”, with operations and cash flows that could be clearly distinguished, operationally and for  disclosure purposes in the financial statements of the Company, Webjet was not considered a "discontinued Operation". This understanding is supported by the fact that the routes previously operated by Webjet will continue to be operated by the Company.  Given that Webjet’s fleet is available for immediate sale and their sale is considered to be highly probable, the accounting balance of aircraft was reclassified in accordance with IFRS 5, to the Group of "assets held for sale" and are recorded at the recoverable amount estimated by the Company as detailed below:

	12/31/2013	12/31/2012
Aircraft	7,273	12,253
Engines	11,473	11,473
Accumulated impairment of assets	(18,746)	(15,552)
	-	8,174

During the year ended on December 31, 2013, the Company sold one aircraft Boeing 737-300 and recorded an offset of R$1,502 under “Other Expenses, net”.

As of December 31, 2013, the Company did not hold sales contracts for the 5 remaining aircraft. Under this scenario, the Company is obliged to reclassify these aircraft to property, plant and equipment. The depreciation registered was R$2,561 and the impairment registered was R$4,111 as described in Note 15.

12.                Transactions with related parties

a) Transportation services and consulting

All the agreements related to transportation and consulting services are held by the Company’ subsidiary VRG. The related parties for these services are:

i. Breda Transportes e Serviços S.A. for passenger and luggage transportation services between airports, and transportation of employees, expiring on May 31, 2015, renewable every 12 months for additional equal terms through an amendment instrument signed by the parties, annually adjusted based on the IGP-M fluctuation (General Market Price Index from Getulio Vargas Foundation).

ii. Expresso União Ltda. for employee transportation with maturiry on April 01, 2014.

iii. União Transporte de Encomendas e Comércio de Veículos Ltda., expiring on December 29, 2015 for the operation of the Gollog franchise in Passos/MG.

iv. Vaud Participações S.A. to provide executive administration and management services, expiring on October 01, 2014.

During the year ended on December 31, 2013, the subsidiary VRG recognized the total expenses related to these services of R$12,774 (R$10,636 as of December 31, 2012).

b) Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

In September 2011, the subsidiary VRG entered into agreements with related parties Pássaro Azul Taxi Aéreo Ltda. and Viação Piracicabana Ltda., both with no expiration date, with the purpose of the issuance of credits in the amounts of R$20 and R$40, respectively, to be used in the UATP (Universal Air Transportation Plan) system. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify the billing and facilitate the payment between participating companies.

c) Financing contract for engine maintenance

VRG has a line of funding for maintenance of engines whose disbursement occurs through the issuance of Guaranteed Notes. The series, issued on June 29, 2012 and September 27, 2012 respectively, will mature on June 29, 2014 and 27 September 2014 and aims to support the maintenance of engines, (see details in Note 17). On March 11, 2013, VRG issued the third serie of Guaranteed Notes for maintenance of engines, with financial guarantee from the Export-Import Bank of the United States ("Ex-Im Bank"), with maturity date on March 11, 2015. During the year ended on December 31, 2013 the spending on engine maintenance conducted by Delta Air Lines was R$95,647 (R$86,577 as of December 31, 2012).

d) Trade payables – current liabilities

As of December 31, 2013, balances payable to related companies amounting to R$1,008 (R$1,019 as of December 31, 2012) are included in the balance of accounts payables and substantially refers to the payment to Breda Transportes e Serviços S.A. for passenger transportation services.

e) Key management personnel payments

	12/31/2013	12/31/2012
Salaries and benefits	32,679	13,534
Related taxes	2,486	5,234
Share-based payments	4,836	8,306
	40,001	27,074

As of December 31, 2013, the Company did not offer postemployment benefits, and there are no severance benefits or other long-term benefits for the Management or other employees.

13.                Share-based payments

The Company has two kinds of share-based payments plans offered to the key management personnel: the Stock Option Plan and the Restricted Shares. Both plans stimulate and promote the alignment of the Company’s goals, the administrators and employees, mitigate risks in value creation for the Company resulting from the loss of their executives and strengthen the commitment and productivity of these executives to long-term results. The plans were developed to attract and retain key managers and strategic talents, linking a significant part of their equity to the value of the Company.

GLAI

a) The Stock Option Plan

The Company’s Board of Directors, within the scope of their functions and in conformity with the Company’s stock options plan, approved the grant of preferred stock options to the Company’s management and executives. For grants through 2009, the options vest at a rate of 20% per year, and can be exercised within up to 10 years after the grant date.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

Due to changes in the Company’s Stock Options Plan approved by the Company’s Annual Shareholders’ Meeting held on April 30, 2010, for plans granted beginning 2010, 20% of the options become vested as from the first year, an additional 30% as from the second, and the remaining 50% as from the third year. The options under these plans may also be exercised within 10 years after the grant date.

The fair value of stock options was estimated on the grant date using the Black-Scholes option pricing model.The expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the stock exchange.

The date of the Board of Directors’ meetings and the assumptions utilized in the Black-Scholes option pricing model are as follows:

Stock Options Plan
Year of the option	Date of the board meeting	Total options granted	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend	Risk-free rate return	Length of the option (in years)
2005	12/09/2004	87,418	33.06	29.22	32.52%	0.84%	17.23%	10
2006	01/02/2006	99,816	47.30	51.68	39.87%	0.93%	18.00%	10
2007	12/31/2006	113,379	65.85	46.61	46.54%	0.98%	13.19%	10
2008	12/20/2007	190,296	45.46	29.27	40.95%	0.86%	11.18%	10
2009 (a)	02/04/2009	1,142,473	10.52	8.53	76.91%	-	12.66%	10
2010 (b)	02/02/2010	2,774,640	20.65	16.81	77.95%	2.73%	8.65%	10
2011	12/20/2010	2,722,444	27.83	16.07 (c)	44.55%	0.47%	10.25%	10
2012	10/19/2012	778,912	12.81	5.32 (d)	52.25%	2.26%	9.00%	10
2013	05/13/2013	802,296	12.76	6.54(e)	46.91%	2.00%	7.50%	10

(a)      In April 2010 216,673 shares were granted in addition to the 2009 plan.

(b)     In April 2010 additional options were approved totaling 101,894, referring to the 2010 plan.

(c)      The fair value calculated for the 2011 plan was R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

(d)     The fair value calculated for the 2012 plan was R$6.04, R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

(e)      The fair value calculated for the 2013 plan was R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and 2015).

The movement of existing stock options during the year to December 31, 2013 is as follows:

	Total of stock options	Weighted average exercise price
Options outstanding as of December 31, 2012	3,999,170	22.40
Options granted	802,296	12.76
Options cancelled and adjustments in estimated lost rights	(1,338,004)	27.83
Options outstanding as of December 31, 2013	3,463,462	20.66

Number of options exercisable as of December 31, 2012	1,885,116	23.05
Number of options exercisable as of December 31, 2013	2,609,906	24.39

The range of exercise prices and the average maturity of outstanding options, as well as the intervals of exercise prices for options exercisable as of December 31, 2013 are summarized below:

Outstanding options				Exercisable options
Range of exercise prices R$(*)	Outstanding options	Average remaining maturity (in years)	Average exercise price R$(*)	Options exercisable	Average exercise price R$(*)
33.06	4,965	2	33.06	4,965	33.06
47.3	13,220	3	47.30	13,220	47.30
65.85	14,962	4	65.85	14,962	65.85
45.46	41,749	5	45.46	41,749	45.46
10.52	20,414	6	10.52	20,414	10.52
20.65	1,097,811	7	20.65	1,097,811	20.65
27.83	1,062,175	8	27.83	1,062,175	27.83
12.81	595,150	9	12,81	354,610	12.81
12.76	613,016	9	12,76	-	12.76
10.52-65.85	3,463,462	7.94	20.66	2,609,906	24.39

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

(*) amounts in Brazilian Reais

b) Restricted shares

During the Extraordinary General Meeting held on October 19, 2012, the Company approved the Restricted Shares Plan. The first grants were approved at the Board of Directors´ meeting on November 13, 2012. The transfer of restricted shares will be at the end of third year from the date of grant, assuming as an acquisition condition the employee relationship up to the end of this period.

The fair value of the restricted shares granted was estimated on the grant date using the Black-Scholes pricing model, and the assumptions are listed below:

Restricted shares
Year of the share	Date of the Board Meeting	Total shares granted	The fair value of the share at grant date (In Reais)	Estimate volatility of share price	Risk-free rate of return
2012	11/13/2012	589,304	9.70	52.25%	9.0%
2013	05/13/2013	712,632	12.76	46.91%	7.5%

The movement of existing restricted shares during the period to December 31, 2013 is as follows:

Total of Shares
Restricted shares outstanding as of December 31, 2012	460,314
Restricted shares granted	712,632
Restricted shares cancelled and adjustments in estimated lost rights	(365,446)
Restricted exercisable shares as of December 31, 2013	807,500

Until December 31, 2013 there were no restricted shares transferred to participants of the plan.

Smiles

On February 22, 2013, the Smiles’ Board of Directors, during the Extraordinary General Meeting, approved the grant of a stock options plan, which consists of an additional payment to the Company’s management and executives. On August 08, 2013, the Company’s Board of Directors approved the grant of 1,058,043 shares related to the stock option plan, of which 260,020 shares were granted to employees of its affiliate VRG.

The fair value of stock options was estimated on the grant date using the Black-Scholes option pricing model. The expected volatility of Smiles shares is based on the historical volatility of 252 working days of the Bovespa index, as of the trading of Smiles shares started on April 29, 2013.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

The other assumptions utilized in the Black-Scholes option pricing model are as follows:

Restricted Stock Plan
Year of the share	Date of the Board Meeting	Total shares granted	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend	Risk-free rate of return	Length of the option (in years)
2013	08/08/2013	1,058,043	21.70	4.25 (a)	36.35%	6.96%	7.40%	10

(a)   The fair value calculated for the 2013 plan was R$4.84, R$4.20 and R$3.72 for the respective periods of vesting (2013, 2014 and 2015).

For the year ended on December 31, 2013, the Company recorded in shareholders ' equity a result from share-based payments in the amount of R$6,183 related to Company’s shareholders and R$905 related to its non-controlling shareholders (R$10,653 for the year ended December 31, 2012) for the plans presented above, being the corresponding entry in the income statement result classified as staff costs.

14.             Losses per share

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

	Consolidated
	12/31/2013	12/31/2012	12/31/2011
Numerator
Net loss for the year attributable to Company’ shareholders	(796,547)	(1,512,915)	(751,538)
Diluted securities effect – Smiles (a)	(122)	-	-
Denominator
Weighted average number of outstanding shares (In thousands)	276,714	269,869	270,376

Adjusted weighted average number of outstanding shares and diluted presumed conversions (In thousands)	276,714	269,869	270,376
Basic loss per share	(2.879)	(5.606)	(2.780)
Diluted loss per share	(2.879)	(5.606)	(2.780)

(a) Smiles granted the Stock Options Plan to its employees on August 08, 2013. These equity instruments have a dilutive effect on earnings per share of this subsidiary, impacting, therefore, the loss considered on the basis calculation of Company’s diluted result per share.

Diluted earnings or loss per share are calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares.

Diluted earnings or loss per share are calculated by considering the instruments that may have a potential dilutive effect in the future, such as share-based payment transactions, discussed in Note 13. However, due to the losses reported for the year ended on December 31, 2013, these instruments issued have anti-dilutive effect and, therefore, are not considered in the total number of outstanding shares.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

15.             Property, plant and equipment

	12/31/2013				12/31/2012
	Weighted annual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount

Flight equipment
Aircraft under finance leases	4%	3,061,774	(886,077)	2,175,697	2,224,036
Sets of replacement parts and spares engines	4%	1,013,334	(302,997)	710,337	693,035
Aircraft reconfigurations/overhauling	30%	856,197	(569,159)	287,038	345,499
Aircraft and safety equipment	20%	2,045	(1,089)	956	873
Tools	10%	27,783	(12,456)	15,327	17,291
		4,961,133	(1,771,778)	3,189,355	3,280,734

Impairment losses (*)	-	(26,348)	-	(26,348)	(47,726)
		4,934,785	(1,771,778)	3,163,007	3,233,008

Property, plant and equipment in use
Vehicles	20%	9,662	(7,716)	1,946	2,677
Machinery and equipment	10%	48,159	(19,922)	28,237	33,155
Furniture and fixtures	10%	19,627	(11,889)	7,738	9,437
Computers and peripherals	20%	31,124	(21,463)	9,661	13,883
Communication equipment	10%	2,330	(1,220)	1,110	1,353
Facilities	10%	4,280	(3,254)	1,026	1,352
Maintenance center - Confins	10%	105,971	(36,212)	69,759	80,558
Leasehold improvements	20%	50,315	(37,073)	13,242	23,222
Construction in progress	-	8,670	-	8,670	5,865
		280,138	(138,749)	141,389	171,502
		5,214,923	(1,910,527)	3,304,396	3,404,510

Advances for aircraft acquisition	-	467,763	-	467,763	481,289

		5,682,686	(1,910,527)	3,772,159	3,885,799

(*) Refers to provisions recorded by the Company in order to present its assets according to the potential of monetary benefit generation.

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment (a)	Advances for acquisition of property, plant and equipment	Others	Total
As of December 31, 2011	2,377,234	955,306	365,067	192,863	3,890,470
Additions	31,265	395,662	256,886	14,883	698,696
Disposals	-	(81,155)	(140,664)	(1,236)	(223,055)
Assets held for sale	-	(8,174)			(8,174)
Depreciation	(184,463)	(252,667)	-	(35,008)	(472,138)
As of December 31, 2012	2,224,036	1,008,972	481,289	171,502	3,885,799
Additions	106,101	318,707	411,584	6,570	842,962
Disposals	-	(8,223)	(425,110)	(3,056)	(436,389)
Depreciation	(154,440)	(332,146)	-	(33,627)	(520,213)
As of December 31, 2013	2,175,697	987,310	467,763	141,389	3,772,159

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

(a) Additions primarily represent: (i) total estimated costs to be incurred relating to the reconfiguration of the aircraft when returned and, (ii) capitalized costs related to major engine overhaul.

As of December 31, 2013, the Company added R$6,672 under depreciation on its property, plant and equipment in the amount of R$2,561 and impairment offset of R$4,111 due to Webjet’s aircraft reclassification as detailed in Note 11.

16.                  Intangible assets

	Goodwill	Trademark	Airport operating licenses	Software	Total
Balance as of December 31, 2011	542,302	63,109	1,038,900	139,646	1,783,957
Additions	-	-	-	20,773	20,773
Disposals	-	-	-	(544)	(544)
Amortizations	-	-	-	(47,494)	(47,494)
Impairment	-	(56,761)	-	-	(56,761)
Balance as of December 31, 2012	542,302	6,348	1,038,900	112,381	1,699,931
Additions	-	-	-	51,035	51,035
Disposals	-	(6,348)	-	(9,675)	(16,023)
Amortizations	-	-	-	(40,753)	(40,753)
Balance as of December 31, 2013	542,302	-	1,038,900	112,988	1,694,190

As of December 31, 2013, the Company reassessed the value of the Varig brand considering the intent of the Administration to interrupt the brand operation, and the circumstances led the Company to expense the residual value of the asset. As a result, the amount of R$6,348 was registered in "Other operating expenses".

As of December 31, 2013, the Company decided to discontinue the Integrated People Management "PeopleSoft" software. As a result, the amount of R$9,675 was recorded in the caption "Other operating expenses".

17.                  Short and long-term debt

	Maturity of the Contract	Effective Rate (p.a.)	Consolidated
			12/31/2013	12/31/2012
Short term debt
Local Currency:
Debentures IV	Sep, 2015	11.64%	-	596,451
Debentures V	Jun, 2017	11.45%	-	494,505
BNDES - Safra	-	-	-	29,888
Citibank	-	-	-	14,013
BNDES - Direct	Jul, 2017	6.02%	3,088	3,140
BDMG	Mar, 2018	10.88%	5,203	6,401
IBM	-	-	-	6,663
Working capital (*)	-	-	32,299	191,841
Interest	-	-	19,689	13,991
			60,279	1,356,893
Foreign Currency (in US$):
J.P. Morgan	Mar, 2015	1.13%	51,524	73,609
IFC	-	-	-	17,007
FINIMP	Nov, 2014	4.67%	5,838	24,179
Interest	-	-	63,360	40,285
			120,722	155,080
			181,001	1,511,973

Finance lease	Jul, 2015	5.20%	259,833	207,652
Total short term debt			440,834	1,719,625

Long term debt
Local Currency:
Debentures IV	Sep, 2015	11.64%	597,741	-
Debentures V	Jun, 2017	11.45%	495,726	-
Safra (*)	Dec, 2015	11.11%	65,555	131,188
BNDES – Safra	-	-	-	13,938
BDMG	Mar, 2018	10.88%	15,704	20,134
BNDES - Direct	Jul, 2017	6.02%	8,001	11,098
IBM	-	-	-	20,484
			1,182,727	196,842
Foreign Currency (in US$):
J.P. Morgan	Mar, 2015	1.13%	1,540	33,656
Senior Bond I	Apr, 2017	7.63%	491,946	429,135
Senior Bond II	Jul, 2020	9.65%	691,028	601,242
Senior Bond III	Feb, 2023	11.23%	426,489	-
Perpetual Bond	-	8.75%	419,326	365,787
			2,030,329	1,429,820
			3,213,056	1,626,662

Finance lease	Jul, 2015	5.20%	1,935,495	1,844,888
Total long term debt			5,148,551	3,471,550
			5,589,385	5,191,175

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

(*) The total amount of the Safra loan as of December 31, 2013 was R$97.854, and such holds deposits in guarantee in the amount of R$75,681 as shown in Note 5.

The maturities of long-term debt as of December 31, 2013, are as follows:

	2015	2016	2017	2018	After 2018	Without maturity date	Total
Local currency:
BNDES - Direct	3,097	3,097	1,807	-	-	-	8,001
Safra	65,555	-	-	-	-	-	65,555
BDMG	5,058	5,058	5,058	530	-	-	15,704
Debentures	597,741	247,863	247,863	-	-	-	1,093,467
	671,451	256,018	254,728	530	-	-	1,182,727
Foreign currency (in U.S. Dollars):
J.P. Morgan	1,540	-	-	-	-	-	1,540
Senior Bond I	-	-	491,946	-	-	-	491,946
Senior Bond II	-	-	-	-	691,028	-	691,028
Senior Bond III	-	-	-	-	426,489	-	426,489
Perpetual Bond	-	-	-	-	-	419,326	419,326
	1,540	-	491,946	-	1,117,517	419,326	2,030,329

Total	672,991	256,018	746,674	530	1,117,517	419,326	3,213,056

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

The fair values of senior and perpetual bonds, as of December 31, 2013, are as follows:

	Consolidated
	Book	Market (a)
Senior Bonds	1,609,463	1,505,991
Perpetual Bond	419,326	278,466

(a)                 Senior and perpetual bonds market prices are obtained through market quotations (level 1).

a) Covenants

Long-term financing (excluding perpetual bonds and financing of aircraft) in the total amount of R$2,799,730 as of December 31, 2013 have clauses and contratual restrictions, including but not limited to those that require the Company to maintain the liquidity requirements defined  and the cover of expenses with interest.

The Company has restrictive covenants ("covenants") in its financing agreements with the following financial institutions: Bradesco and Banco do Brasil (Debentures IV e V).

As of December 31, 2013, the funding by the debentures IV and V have the following restrictive clauses: (i) net debt/EBITDAR below 3.5, and (ii) coverage of debt (CID) of at least 1.3.

The Company performs semi-annual measurements, and according to the Company's last measurements based on December 31, 2013, had the following related to index: (i) net debt/EBITDA of 3.09; and (ii) coverage of debt (CID) of 0.55. The next measurement will be performed on June 30, 2014, based on the same date.

The Company has not achieved the minimum level for the restrictive clause of coverage of debt as above on December 31, 2013. However, on December 18, 2013 the Company obtained authorization (waiver) to non-declaration of anticipated and/or application of any penalty for breach of its contractual restrictive clauses. This was determined at the Company’s General Meeting of Debenture Holders of the fourth and fifth debentures issuance. As a result of this authorization, the Company was in compliance with its obligations as of the date of these financial statements.

b) Existing Loans in December 31, 2013

BNDES (Direct)

On June 27, 2012, the Company through its subsidiary VRG obtained a new credit line from the Brazilian Development Bank (BNDES) in the amount of R$18,570. On the same date the amount received was R$15,486. The resources are to finance the expansion of the aircraft maintenance Center ("CMA") completed in 2010. The loan has term of 60 months with maturity on July 15, 2017, and monthly interest payments and amortization. The interest rate is calculated based on the TJLP plus 1.40% p.a. The operation guarantee is a bank guarantee in the amount of R$18,570. As of December 31, 2013, the amount recorded in current and non-current liabilities was R$3,088 and R$8,001, respectively (R$3,140 and R$11,098 as of December 31, 2012, respectively).

BDMG

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

On March 29, 2010, VRG obtained a loan with BDMG (Banco de Desenvolvimento de Minas Gerais) in the amount of R$20,000 for financing the expansion of the Confins maintenance center and the construction of Lagoa Santa’s workshop. The loan has a maturity of 8 years, lock-up period of 36 months and interest calculated on the IPCA basis plus 6% p.a.. The loan is being amortized monthly over 60 months from April, 2013, and the transaction costs totaled R$200. The loan has as guarantee the fiduciary sale of engines. As of December 31, 2013, the amount recorded in current and non-current liabilities was R$5,203 and R$15,704, respectively (R$6,401 and R$20,134 registered in current and non-current liabilities, respectively, as of December 31, 2012).

Working capital

On December 26, 2011, the Company, through its indirect subsidiary Webjet, obtained a loan with Banco Safra in the amount of R$200,000. The loan has a lock-up period of 18 months and the payment of the total amount will occur in six semi-annual installments, with interest of 125% of the daily average CDI rate, with maturity of the last installment in December, 2015, with fiduciary assignment of receivables guarantee as described in Note 5. The transaction costs to be amortized totalled R$4,000. On December 26, 2013, the Company and Banco Safra signed a contract amendment for this loan, which included the prepayment of an installment with maturity on June 26, 2014 in the amount of R$33,333. As of December 31, 2013 the balance recorded in current and noncurrent liabilities were R$32,299 and R$65,555, respectively ($66,667 and R$131,188 in current and noncurrent liabilities, respectively, as of December 31, 2012).

Financing of engine maintenance (J.P.Morgan)

During 2012, the Company, through its subsidiary VRG, issued two series of Guarantee Notes ("Guaranteed Notes") for engine maintenance funding totalling US$84,800 (equivalent to R$198,652), with financial guarantees by U.S. Ex-Im Bank. The first series was issued on June 29, 2012, priced through capital market operations with interest rate of 1.00% p.a. in the amount of R$79,050 (US$39,108 on the fund-raising date), with quarterly amortization of the main portion and the interest from the issuance costs of US$1,707 (R$3,999 as of December 31, 2013). The second series was issued on September 27, 2012, priced through capital market operations with interest rate of 0.85% p.a. in the amount of R$46,007 (US$22,667 on the fund-raising date), with quarterly amortization of the main portion and the interest from the issuance costs of US$682 (R$1,598 as of December 31, 2013). Both series have a 2-year term, with maturity on June 29 and September 27, 2014, respectively.

On March 11, 2013 the Company, through its subsidiary VRG, issued the third serie of Guarantee Notes for engine maintenance, with financial guarantees from the U.S. Ex-Im Bank with an interest rate of 1.39% p.a. in the amount of R$15,689 (US$8,024 on the date of the loan), with quarterly amortization of the principal and monthly interest payments, and issuance costs of US$266 (R$537 on March 2013, date of the loan). This series has a term of 2 years, maturing on March 11, 2015.

The total amount of the series related to this financing recorded as current and noncurrent liabilities as of December 31, 2013 were R$51,524 and R$1,540 respectively (R$73,609 and R$33,656 as current and noncurrent liabilities as of December 31, 2012 respectively).

Finimp

On November 22, 2013, the Company, through its subsidiary VRG, obtained a loan in the amount of R$6,259 (US$2,693 on the date of the loan) with Banco do Brasil, with maturity of 360 days on November 17, 2014 and interest of 4.67% p.a., being part of a credit line for import financing (Finimp) for purchase of spare parts and aircraft equipment. In guarantee for this loan are two promissory notes totaling R$8,952 (US$3,852). As of December 31, 2013, the amount recorded in current liabilities was R$5,838.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

Debentures

On September 30, 2010, the Company approved the fourth public issue of 600 simple debentures non-convertible into shares, in a single series issued by VRG with the Company's warranty, without guarantee, with the unitary nominal value of R$1,000 (totalling R$600,000), in order to meet the needs of working capital in VRG. Issuance costs were R$6,453, being offset by the net amount received of R$593,547. The total of R$1,291 has already been amortized and recognized in profit or loss in 2013. The maturity is 5 years from the issuance date, and the amortization will be on September 30, 2015. The debentures carry an interest rate of 118% of CDI. As of December 31, 2013, the amount recorded in noncurrent liabilities was R$597,741 (R$596,451 as of December 31, 2012 registered in current liabilities).

On June 10, 2011, the Company approved the fifth issue of 500 simple debentures non-convertible into shares, in a single series issued by VRG, without guarantee, with the unitary nominal value of R$1,000, totalling R$500,000, in order to meet the needs of working capital in VRG. The issuance costs were R$7,264 being offset by the net amount received of R$492,736, and the total of R$1,221 have already been amortized and recognized in profit or loss in 2013. The maturity of the debentures is 6 years from the date of issue, and will be amortized in 2 equal installments, being the first installment on June 10, 2016 and the second on June 10, 2017. The debentures carry an interest rate of 120% of CDI. As of December 31, 2013, the amount recorded under noncurrent liabilities was R$495,726 (R$494,505 in current liabilities as of December 31, 2012).

Senior Bonds

On March 22, 2007, the Company through its subsidiary Finance, issued senior notes totaling US$225,000 guaranteed by the Company and its subsidiary VRG. The senior notes have a maturity date in 2017, with an interest rate of 7.50% p.a. The funds raised are to be used to finance the pre-payments for purchase of aircraft in addition to own resources and bank loans obtained with a U.S. Exim Bank guarantee. On September 2013, Finance bought the portion of the senior notes held by the subsidiary VRG in the amount of US$15,000, with a consequent decrease on the debt to US$210,000. As of December 31, 2013, the balance recorded in long term debt was R$491,946 (R$429,135 as of December 31, 2012).

On July 13, 2010, the Company through its subsidiary Finance, raised funds through the issue of senior notes denominated in U.S. Dollars amounting US$300,000 on the day of the issue, with a maturity date in 2020, interest of 9.25% p.a. and guaranteed by the Company and VRG. The issue costs were R$12,635. The net proceeds were used to pay debt. The senior bonds may be redeemed at face value after five years from the date of issuance. On December 31, 2013, the amount recorded in long term debt was R$691,028 (R$601,242 as of December, 2012).

On February 07, 2013, the Company through its subsidiary VRG, issued senior notes in the amount of R$392,720 (US$200,000) guaranteed by the Company. The senior notes have maturity in 2023, with an interest rate of 10.75% p.a. The proceeds will be used to finance the pre-payment of debts that will mature in the next 3 years. The issuance costs were R$10,847, which were deducted from the total amount of R$403,567. The senior bonds notes can be redeemed by the nominal value after 5 years from the issue date. As of December 31, 2013, the amount recorded in long term liabilities was R$426,489.

Perpetual Bonds

On April 5, 2006, the Company, through its subsidiary Finance, raised funds by issuing perpetual bonds denominated in U.S. dollars with a nominal value of US$200.000 with guarantees by the Company and its subsidiary VRG. The perpetual notes have no fixed final maturity date and can be redeemed at face value after the lapse of five years of issuance, and have an interest rate of 8.75% p.a.. The funds raised are being used to finance purchase of aircraft in addition to own resources and bank loans guaranteed by the U.S. Ex-Im Bank. As of December 31, 2013, the amount recorded was R$419,326 on long term debt (R$365,787 as of December 31, 2012).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

c) Financial leases

The future payments of financial leasing contracts indexed to the U.S. Dollar are detailed below:

	Consolidated
	12/31/2013	12/31/2012
2013	-	304,561
2014	356,642	319,149
2015	362,099	309,586
2016	352,050	300,782
2017	325,813	277,895
2018	320,240	273,033
Beyond 2018	862,149	690,744
Total minimum lease payments	2,578,993	2,475,750
Less total interest	(383,665)	(423,210)
Present value of minimum lease payments	2,195,328	2,052,540
Less current portion	(259,833)	(207,652)
Noncurrent portion	1,935,495	1,844,888

The discount rate used to calculate the present value of the minimum lease payments was 5.20% as of December 31, 2013 (6.10% as of December 31, 2012). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled at the end of the lease agreement. As of December 31, 2013, the withdrawals made for the repayment at maturity date of the lease agreements amount to R$123,879 (R$88,334 as of December 31, 2012) and are recorded in long-term debt.

18.                Salaries, wages and benefits

	Consolidated
	12/31/2013	12/31/2012
Salaries	135,027	141,884
INSS and FGTS recoverable	45,630	61,866
Profit sharing plan	51,650	-
Others	1,277	3,768
	233,584	207,518

19.                Advance ticket sales

As of December 31, 2013, the balance of transport to perform classified in current liabilities was R$1,219,802 (R$823,190 as of December 31, 2012) and is represented by 5,951,486 coupons tickets sold and not yet used (3,640,935 as of December 31, 2012) with an average use of 111 days (92 days as of December 31, 2012).

20.                Mileage program

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

As of December 31, 2013, the balance of Smiles deferred revenue is R$195,935 (R$124,905 as of December 31, 2012) and R$456,290 (R$364,307 as of December 31, 2012) classified in the current and noncurrent liabilities, respectively and the number of outstanding miles as of December 31, 2013 amounted to 39,910,541,087.

21.               Advances from customers

The Company performs advance miles sales and recorded such under "Advances from Customers". On December 31, 2013, the outstanding balance related to these anticipated sales is as follows:

	12/31/2013	12/31/2012
Financial institutions (a)	169,649	92,395
Others	1,755	1,200
	171,404	93,595

Current	167,759	93,595
Noncurrent	3,645	-

(a)   On December 1, 2012, VRG transferred to its subsidiary Smiles the Smiles Partnership Agreement, signed jointly on December 1, 2009 with financial institutions of the Banco Itaú S.A. Group. The contract had the objective to regulate the conversion of the accumulated points arising from the rewards programs of Banco Itaú S.A. into miles of the Smiles Program from January 1, 2013. The total amount was used by December 31, 2013 (R$91,808 as of December 31, 2012).

On April 8, 2013, Smiles S.A. concluded the advances for miles sales agreement in the approximately total amount of R$400,000 with the financial institutions Bradesco S.A., Banco do Brasil S.A. and Santander S.A.. The funds were received by its subsidiary on April 30, 2013 and the total balance on December 31, 2013 was R$166,004 and R$3,645 registered in short term and long term liabilities, respectively.

22.                Taxes payable

	Consolidated
	12/31/2013	12/31/2012

PIS and COFINS	37,926	25,973
REFIS	32,490	29,134
IRRF on Payroll	23,175	20,492
ICMS	32,440	22,902
Tax on import	3,467	3,355
CIDE	2,686	1,739
IOF	62	63
IRPJ and CSLL to pay	15,838	12,138
Others	7,384	5,100
	151,468	120,896

Current	94,430	73,299
Noncurrent	61,038	47,597

Adherence to the Reopening the Installment Payment of Federal Taxes (REFIS)

On November 29, 2013, the Company applied for the reopening of the installment under the Law 11,941/09 (REFIS), as provided in Law no. 12,865 of October 09, 2013, including new debt with the IRS with maturities until November 30, 2008.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

The management chose the payment of the amount of R$11,627 in 180 installments, which payment method offers reductions of 60% of the amounts related to the fines and 25% of late interest, reducing the amount to R$8,665. The Company, as done in the previous REFIS, on November 2009, used a portion of its tax credits on tax losses and negative social contribution basis for the settlement of amounts related to interest and penalties in the amount of R$4,311, therefore, the net value of the debt was R$4,354 as of December 31, 2013.

Adoption of the Provisional Measure 627/13

The provisional measure n⁰. 627/2013  and the Instruction of Brazil’s Internal Revenue Office Measure n⁰. 1,397, both of 2013, resulted in significant changes to the rules of federal taxes. The measure will be effective starting in the year 2015, with the option of anticipated adoption in 2014.

In order to ensure tax neutrality established in Law no. 11,941, from 2009, since dividend payments occurred until the date of the law’s publication, the Company and its subsidiary Smiles S.A.’s managements will chose the early adoption of the PM, as soon as the procedures for this adoption become available. Thus, it will be guaranteed the usage of the equity measured in accordance with the Law no. 6404 from 1976, for purposes of calculating the limits as per laws related to the tax effects of interest on capital.

Regarding the dividends paid or to be paid after this measure publication related to profit or loss for the year 2013, the Smiles S.A.’s management concluded that the values would be higher amounts than those calculated in accordance with accounting practices of December 31, 2007 and, therefore, the excess portion of the amount will be subject to the withholding tax on payments to beneficiaries classified as individual and resident and/or domiciled abroad.

The Company and its subsidiary Smiles S.A.’s managements is still analyzing the potential effects of the new standard. The VRG’s management is analyzing the potential effects of the new standard and awaits its conversion into Law to decide on measures for its group companies as of 2014.

23.             Provisions

	Insurance Provision	Provision for anticipated return of Webjet’s aircraft (a)	Provision for aircraft and engine return of VRG and Webjet (b)	Restructuring provision (c)	Lawsuits (d)	Total
Balance on December 31, 2012	19,611	17,889	312,412	36,978	92,940	479,830
Additional provisions recognized	38,178	12,552	99,976	2,751	21,125	174,582
Utilized provisions	(40,205)	(18,261)	(115,144)	(39,780)	-	(213,390)
Foreign exchange	(65)	201	37,665	51	3,500	41,352
Balance on December 31, 2013	17,519	12,381	334,909	- -	117,565	482,374

As of December 31, 2012
Current	19,611	17,889	105,472	36,978	-	179,950
Noncurrent	-	-	206,940	-	92,940	299,880
	19,611	17,889	312,412	36,978	92,940	479,830

As of December 31, 2013
Current	17,519	12,381	169,571	- --	-	199,471
Noncurrent	-	-	165,338	- --	117,565	282,903
	17,519	12,381	334,909	- -	117,565	482,374

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

a) Provision for anticipated return of aircraft

In 2011, according to the strategic planning of Webjet, a provision for the anticipated return of aircraft was recorded. This provision was calculated based on the expected return of 18 aircraft Boeing 737-300 with operating leases contracts, as part of the Company's fleet renewal. The anticipated aircraft returns are scheduled to occur by April 2014 and the original termination of leases was between 2012 and 2014. On December 31, 2013 the Company reassessed the provision for early return of aircraft Webjet and registered an additional R$12,552 due to the returns obligations. For the year ended on December 31, 2013, the Company completed 10 aircraft returns with prefixes: PR-WJS, PR-WJT, PR-WJM, PR-WJL, PR-WJE, PR-WJO, PR-WJQ, PR-WJR, PR-WJU and PR-WJN.

b) Return of aircraft and engines

The returns provisions consider the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option, as prescribed in the returns conditions of the lease contracts, and which is capitalized in fixed assets (aircraft reconfigurations/overhauling), as described in Note 15.

c) Provision for restructuring

The provision for restructuring represents the costs due to the closure of Webjet’s activities and the discontinuation of its brand. The first step of the restructuring plan was the extinction of flight operations and discontinuity of the Boeing 737-300 fleet, announced on November 23, 2012. The Company settled all the obligations during the year ended December 31, 2013.

d) Lawsuits

As of December 31, 2013 the Company and its subsidiaries are parties to 23,792 (6,873 labor and 16,919 civil) lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operation (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations). Under this classification, the number of proceedings is as follows:

	Operation	Succession	Total
Civil lawsuits	14,012	472	14,484
Civil proceedings	2,424	11	2,435
Labor lawsuits	3,372	3,293	6,665
Labor proceedings	206	2	208
	20,014	3,778	23,792

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay, and wage differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	12/31/2013	12/31/2012
Civil	66,294	38,484
Labor	51,271	54,456
	117,565	92,940

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

There are other civil and labor lawsuits assessed by management and its legal counsel as possible risks, in the estimated amount as of December 31, 2013 of R$13,226 for civil claims and R$3,929 for labor claims (R$37,250 and R$16,354 as of December 31, 2012 respectively), for which no provisions are recognized.

The tax lawsuits below were evaluated by the Companys’ management and its legal consultants as being relevant as of December 31, 2013:

●          GLAI is discussing the non-incidence of taxation of PIS and COFINS on revenues generated by the interest on capital in the amount of R$37,750, related to the years from 2006 to 2008, paid by its subsidiary GTA Transportes Aéreos S.A., succeeded by VRG on September 25, 2008. According to the opinion of the Company’s legal counsel and based on the jurisprudence occurred in recent events, the Company classified this case as possible loss, without a provision registered for the related amount. Additionally, the Company maintains a letter of credit with Bic Banco with a partial guarantee on the lawsuit value of R$19,917 as disclosed in Note 5.

●          Tax on Services (ISS), the amount of R$14,315 arising from assessment notices issued by the Prefeitura do Município de São Paulo against the Company, in the period from January, 2007 to December, 2010 regarding a possible ISS taxation on partners agreements. The classification of the possible risk stems from the matters under discussion and are interpretative, and involves discussions of factual and evidential materials, and has no final positioning of the Superior Courts.

●          Customs Penalty in the amount of R$31,821 relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

●          BSSF goodwill (BSSF Air Holdings), in the amount of R$42,187 related to Infraction notices due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

There are other lawsuits considered by the Company’s management and its legal counsel as possible risk, in the estimated amount of R$21,697 which added to the lawsuits mentioned above, amount to R$147,770 as of December 31, 2013.

The Company and its subsidiaries are challenging in the court the ICMS levied on aircraft and engines imported under aircraft lease transactions without purchase options in transactions carried out with lessors’ registered in foreign countries. The Company and its subsidiaries’ management understand that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject matter of the contract.

Management believes that there is no evidence of goods circulation and so, there are no legal events to generate the ICMS taxation. Based on the legal counsel opinion and supported by similar lawsuits with favorable decisions to taxpayers by the Superior Court of Justice (STJ) and Supreme Federal Court (STF) in the second Year of 2007, the Company understands that the likelihood of loss is remote, and thus did not recognize provisions for these amounts. As of December 31, 2013 the estimated aggregated amount of the ongoing lawsuits related to the non-levy of ICMS tax on said imports is R$229,450 (R$217,279 as of December 31, 2012) adjusted for inflation, not including late payment charges.

24.             Shareholders’ equity

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

a) Issued capital

As of December 31, 2013 and 2012, the Company’s capital is represented by 278,861,326 shares, of which 143,858,204 are common shares and 135,003,122 are preferred shares. The Fundo de Investimento em Participações Volluto is the Company’s controlling fund, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Shares are held as follows:

	12/31/2013			12/31/2012
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	22.30%	62.38%	100.00%	22.99%	62.74%
Wellington Management Company	-	10.49%	5.08%	-	10.50%	5.08%
Delta Airlines, Inc.	-	6.15%	2.98%	-	6.15%	2.98%
Fidelity Investments	-	5.21%	2.52%	-	5.22%	2.52%
Treasury shares	-	1.59%	0.77%	-	1.78%	0.86%
Other	-	1.51%	0.73%	-	1.48%	0.72%
Free float	-	52.75%	25.54%	-	51.88%	25.10%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital as of December 31, 2013 and 2012 was R$4.0 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its bylaws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. The Board of Directors will define the issuance conditions, including pricing and payment terms.

The Company shares as of December 31, 2013 are quoted on the São Paulo Stock Exchange – BOVESPA in the amount of R$10.48 each and US$4.57 each on the New York Stock Exchange – NYSE (R$12.90 and US$6.56 on December 31, 2012). The book value per share as of December 31, 2013 is R$2.33 (R$2.79 as of December 31, 2012).

b)  Retained earnings

Legal reserve

It is recognized by allocating 5% of the profit for the year after the absorption of accumulated losses in accordance with Article 193 of Law 11,638/07, limited to 20% of the capital, according to the Brazilian Corporate Law and the Company’s bylaws.

c)  Dividends

The Company’s bylaws provide for a mandatory minimum dividend to be paid to common and preferred shareholders, in the aggregate of at least 25% of annual adjusted profit after resevers in accordance with the Corporate Law (6,404/76). The Brazilian Corporate Law, permits the payment of cash dividends only from retained earnings, and certain reserves recognized in the Company’s statutory accounting records.

d)  Treasury shares

As of December 31, 2013, the Company holds 2,146,725 treasury shares, totaling R$32,116, with a market value of R$22,499 (R$35,164 in shares with market value of R$30,918 as of December 31, 2012).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

e)  Share-based payments

As of December 31, 2013, the balance of share-based payments reserve was R$85,438 (R$79,255 as of December 31, 2012). The Company recorded a share-based payment expense amounting to R$6,183 related to the Company’s controlling shareholders and R$905 related to its non-controlling shareholders in the year ended on December 31, 2013, with a corresponding expense classified as personnel costs under the statement of profit or loss (R$10,653 related to the Company’s controlling shareholders  as of December 31, 2012).

f)  Other comphensive income

The fair value measurement of financial instruments designated as cash flow hedges is recognized as “Other Comphensive Income”, net of tax effects. The balance as of December 31, 2013 corresponds to a net loss of R$18,162 (net loss of R$68,582 as of December 31, 2012) as Note 29.

25.                Sales revenue

The net sales revenue has the following composition:

	Consolidated
	12/31/2013	12/31/2012	12/31/2011
Passenger transportation	8,399,652	7,409,984	6,947,195
Cargo	332,059	303,476	307,418
Other revenue	748,610	803,032	618,074
Gross revenue	9,480,321	8,516,492	7,872,687
Related taxes	(524,109)	(412,933)	(333,379)
Net revenue	8,956,212	8,103,559	7,539,308

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

On January 1, 2013, the Federal Government through the “MP 540/12”, converted into law no. 12.546/11 determined that the contribution to the INSS that was based on payroll disbursements should be calculated considering the rate of 1% of billing and, with other activities of a similar nature be classified within this requirement the passenger revenue. For being a contribution that is now calculated based on the billing, the Company has changed the INSS presentation to a reduction of the gross revenue. This change was performed prospectively from the date in which that provisory determination became effective, and the amount registered related to this change as of December 31, 2013 was R$87,406.

Revenue by geographical segment is as follows:

	Consolidated
	12/31/2013%		12/31/2012%		12/31/2011%
Domestic	8,140,302	90.9	7,535,068	92.9	7,000,001	92.8
International	815,910	9.1	568,491	7.1	539,307	7.2
Net revenue	8,956,212	100.0	8,103,559	100.0	7,539,308	100.0

26.                Financial result

	Consolidated
	12/31/2013	12/31/2012	12/31/2011
Financial income
Income from derivatives	413,319	227,980	264,143
Income from short-term investments and investment funds	149,505	99,287	147,508
Monetary variation	15,198	22,102	52,176
Other	24,502	20,845	13,697
	602,524	370,214	477,524
Financial expenses
Loss from derivatives	(363,736)	(177,644)	(316,568)
Interest on short and long-term debt	(532,078)	(453,731)	(414,430)
Bank interest and expenses	(53,521)	(37,665)	(24,648)
Monetary variation	(3,514)	(9,085)	(8,687)
Other	(78,795)	(86,727)	(70,208)
	(1,031,644)	(764,852)	(834,541)

Foreign exchange changes, net	(490,096)	(284,571)	(398,897)

Total	(919,126)	(679,209)	(755,914)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

27.                Operating segment

Operating segments are defined as business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the relevant decision makers to allocate resources and evaluate the segments’ performance.

As a result of the Smiles Program operations being an independent entity, which only started on January 1, 2013, the structure of presentation of segment information has been broken down into two operating segments. The information in respect of these segments presented to decision makers in order to allocate the resources and evaluate the segment performance emphasizes the two types of services as below:

  Flight transportation segment;
  Customer’s loyalty program segment.

This note has not been presented with comparative figures for December 31, 2012 and 2011 because the business model used by the Smiles Program until the operations separation was an extension of the Flight transportation segment where, for example, the costs of services provided were embedded and diluted in the operating costs of the Flight transportation segment. With the separation of the operations from January 1, 2013, operating agreements for sale of tickets and purchase of miles were signed between the segments and these transactions represent a significant portion of revenues and costs of the "Smiles Loyalty Program". Therefore, any comparisons with prior period information would be inappropriate because the comparative figures would not reflect the current business model. Therefore, the necessary information is not available and the cost to develop it would be excessive. The information below presents the summarized financial position related to reportable segments for the period ended on December 31, 2013. The amounts provided to the decision makers related to the income and the total assets are consistent with the balances recorded in the financial statements and the accounting policies applied.

Assets and liabilities of the operational segment:

	12/31/2013
	Flight transpor-tation	Smiles loyalty program	Combined information	Eliminations and adjustments to align accounting policies	Total consolidated
Assets
Current	3,158,731	834,116	3,992,847	(427,138)	3,565,709
Noncurrent	7,727,103	1,110,034	8,837,137	(1,764,398)	7,072,739
Total assets	10,885,834	1,944,150	12,829,984	(2,191,536)	10,638,448

Liabilities
Current	3,501,303	344,120	3,845,423	(398,632)	3,446,791
Noncurrent	6,733,604	270,974	7,004,578	(1,031,421)	5,973,157
Shareholder’s equity	650,927	1,329,056	1,979,983	(761,483)	1,218,500
Total liabilities and shareholder’s equity	10,885,834	1,944,150	12,829,984	(2,191,536)	10,638,448

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

Income and expenses of the operational segment:

	12/31/2013
	Fligh Transpor-tation	Smiles loyalty Program	Combined information	Eliminations and adjustments to align accounting policies	Total consolidated
Net revenue
Passenger	8,077,709	-	8,077,709	44,452	8,122,161
Cargo and other	784,086	-	784,086	(11,060)	773,026
Miles redeemed revenue	-	573,346	573,346	(512,321)	61,025

Costs	(7,559,496)	(304,004)	(7,863,500)	387,091	(7,476,409)
Gross profit	1,302,299	269,342	1,571,641	(91,838)	1,479,803

Operating income (expenses)
Sales and marketing	(703,824)	(51,452)	(755,276)	29,837	(725,439)
Administrative expenses	(601,187)	(37,719)	(638,906)	33,821	(605,085)
Other operating revenue, net	116,710	-	116,710	-	116,710

Finance result
Financial income	587,752	129,704	717,456	(114,932)	602,524
Financial expense	(1,146,430)	(146)	(1,146,576)	114,932	(1,031,644)
Exchange rate changes, net	(489,765)	(331)	(490,096)	-	(490,096)

Loss (income) before income tax and social contribution	(934,445)	309,398	(625,047)	(28,180)	(653,227)

Current and deferred income tax and social contribution	20,607	(101,554)	(80,947)	9,584	(71,363)

Total loss (income), net	(913,838)	207,844	(705,994)	(18,596)	(724,590)

Attributable to Company’ shareholders	-	-	-	-	(796,547)
Attributable to non-controlling Company’ shareholders	-	-	-	-	71,957

On the individual financial statements of the subsidiary Smiles S.A., which represents the segment "Smiles Loyalty Program" and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under the perspective of "Smiles Loyalty Program" segment, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the income/loss, consolidated assets and liabilities, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, besides eliminations entries, consolidating adjustments to adjust the accounting practices related to Smiles´ revenues. In this case, under the perspective of the consolidated financial statements, the miles that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

28.                  Commitments

As of December 31, 2013 the Company holds 139 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including the contractual discounts, is R$36,550,088 (corresponding to US$15,602,360 at the reporting date) and are segregated according to the following years:

	12/31/2013	12/31/2012
2013	-	2,690,803
2014	1,764,882	2,740,256
2015	1,167,524	2,722,067
2016	1,221,579	2,821,653
2017	1,880,941	1,640,785
2018	1,284,752	448,242
Beyond 2018	29,230,410	19,398,684
	36,550,088	32,462,490

As of December 31, 2013, from the total orders mentioned above, the Company holds commitments in the amount of R$4,831,355 (corresponding to US$2,062,390 at the reporting date) related to advances for aircraft acquisition, to be disbursed in accordance with the following schedule:

	12/31/2013	12/31/2012
2013	-	283,693
2014	163,368	389,047
2015	255,714	444,920
2016	136,009	146,706
2017	236,269	171,725
2018	574,250	455,171
Beyond 2018	3,465,745	2,155,285
	4,831,355	4,046,547

The installment financed by long-term debt with aircraft guarantee through the U.S. Ex-Im Bank corresponds approximately to 85% of the aircraft total cost. Other establishments finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company performs payments related to aircraft acquisition through its own funds, short and long-term debt, cash provided by operating activities, short and medium-term line of credit and supplier financing.

The Company leases its entire aircraft fleet through a combination of operational and financial leases. As of December 31, 2013, the total fleet leased was comprised of 142 aircraft, excluding 3 aircraft under operating leases in final phase of return and 5 aircraft from Webjet’s fleet, of which 96 were under operating leases and 46 were recorded as financial leases. The Company holds 40 aircraft under financial leasing with purchase option. During the year ended on December 31, 2013, the Company received 15 aircraft under operating lease contracts and 01 aircraft under financial lease contract. There was 3 operational lease aircraft returned during the year ended on December 31, 2013.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

a) Operating leases

The future payments of non-cancelable operating lease contracts are denominated in U.S. Dollars, and are as follows:

	12/31/2013	12/31/2012
2013	-	720,708
2014	693,125	520,677
2015	581,153	358,766
2016	508,828	292,357
2017	456,990	261,965
2018	397,103	220,312
Beyond 2018	1,456,846	658,957
Total minimum lease payments	4,094,045	3,033,742

b) Sale-leaseback transactions

During the year ended on December 31, 2013, the Company recorded the amount of R$5,247 and R$3,118, as “Other payables” in current and noncurrent liabilities, respectively (R$7,564 and R$8,367 as of December 31, 2012), related to the gains from sale-leaseback transactions performed by its subsidiary GAC Inc. in 2006 of 8 aircraft 737-800 Next Generation. These gains were deferred and are being amortized proportionally to the payments of the operational lease agreements, of which 3 aircraft have the agreement maturity of 144 months and 5 aircraft have contract term of 120 months.

On the same date, the Company held the amount of R$8,923 and R$26,526 as “Prepaid expenses” in current and noncurrent assets, respectively (R$9,373 and R$35,456 as of December 31, 2012), related to the losses on sale-leaseback transactions performed by its subsidiary GAC Inc. of 9 aircraft. During the years 2007, 2008 and 2009 these losses were deferred, and are being amortized proportionally to the payments of the operational lease agreements over the contract term of 120 months.

Additionally, during the year ended on December 31, 2013, the Company recorded a gain of R$116,710 resulting from 15 aircraft received during the year (6 aircraft received during the year ended on December 31, 2012) that were used as sale-leaseback transactions and resulted in operating leases. Given that the gains and losses from sale-leaseback transactions will not be offset against future lease payments and were negotiated at fair value, such gain was recognized directly in profit or loss.

29.                Financial instruments

The Company and its subsidiaries have financial asset and financial liability transactions, which consist in part of derivative financial instruments.

The financial derivative instruments are used to hedge against the inherent risks related to the Company operations. The Company and its subsidiaries consider as most relevant risks: fuel price, exchange rate and interest rate. These risks are mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. Dollar and interest markets. The contracts may be held by means of exclusive investment funds, as described in the Risk Management Policy of the Company.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

Management follows a documented guideline when managing its financial instruments, set out in its Risk Management Policy, which is periodically revised by the Risk Committee (CPR), and approved by the Board of Directors. The Committee sets the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and possible financial effects and also prevents the execution of speculative financial instruments transactions.

The gains or losses on these transactions and the application of risk management controls are part of the Committee’s monitoring and have been satisfactory when considering the objectives proposed.

The fair values of financial assets and liabilities of the Company and its subsidiaries are established through information available in the market and according to valuation methodologies.

Most of the derivative financial instruments are engaged with the purpose of hedging against fuel and exchange rates risks based on scenarios with low probability of occurrence, and thus have lower costs compared to other instruments with higher probability of occurrence. Consequently, despite the high correlation between the hedged item and the derivative financial instruments contracted, a significant portion of the transactions presents ineffective positions for hedge accounting purposes upon settlement, which are presented in the tables below.

The description of the consolidated account balances and the categories of financial instruments included in the balance sheet as of December 31, 2013 and 2012 is as follows:

	Measured at fair value through profit or loss		Measured at amortized cost (a)
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Assets:
Cash and cash equivalents	1,635,647	775,551	-	-
Short-term investments (c)	1,155,617	585,028	-	-
Restricted cash	254,456	224,524	-	-
Derivatives operations assets (b)	48,934	10,696	-	-
Accounts receivable	-	-	324,821	325,665
Deposits (d)	-	-	630,168	500,380
Other credits	-	-	66,773	74,359
Prepayment of hedge premium	-	-	1,532	-

Liabilities:
Loans and financing		-	5,589,385	5,191,175
Suppliers		-	502,919	480,185
Derivatives obligations (b)	30,315	56,752	-	-

(a)        The fair values are approximately the book values, according to the short term maturity period of these assets and liabilities, except the amounts related to Perpetual Bonds  and Senior Notes, as disclosed on Note 17;

(b)       The Company registered as of December 31, 2013 the amount net of R$18,162, net of tax effects (R$68,582 as of December 31, 2012) in equity as an equity valuation resulting from these assets and liabilities, as explained in Note 24f;

(c)        The Company manages its investments as held for trading to pay its operational expenses;

(d)       Excludes the escrow deposits, as mentioned in Note 10.

On December 31, 2013 the Company had no financial assets available for sale.

Risks

The operating activities expose the Company and its subsidiaries to the following financial risks: market (especially currency risk, interest rate risk, and fuel price risk), credit and liquidity risks.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

The Company’s risk management policy aims at mitigating potential adverse effects from transactions that could affect its financial performance.

The Company’s and its subsidiaries’ decisions on the exposure portion to be hedged against financial risk, both for fuel consumption and currency and interest rate exposures, consider the risks and hedge costs.

The Company and its subsidiaries do not usually contract hedging instruments for its total exposure, and thus they are subject to the portion of risks resulting from market fluctuations. The portion of exposure to be hedged is determined and reviewed at least yearly in compliance with the strategies determined in the Risk Policies Committees.

The relevant information on the main risks affecting the Company’s and its subsidiaries’ operation is as follows:

a)  Fuel price risk

As of December 31, 2013, fuel expenses accounted for 42% of the costs and operating expenses of the Company and its subsidiaries. The aircraft fuel price fluctuates both in the short and in the long term, in line with crude oil and oil byproduct price fluctuations.

To mitigate the risk of fuel price, the Company and its subsidiaries contract derivative financial instruments referenced mainly to crude oil and, eventually, to their derivatives, also contracted, directly with the local supplier, are future fuel deliveries to aircraft at predetermined prices.

b)  Exchange rate risk

The exchange rate risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. The exposure of the Company’s and its subsidiaries’ assets and liabilities to the foreign currency risk mainly derives from foreign currency-denominated leases and financing.

The Company’s and its subsidiaries’ revenues are mainly denominated in Brazilian Reais, except for a small portion in U.S. Dollar, Argentinean pesos, Bolivian bolivianos, Chilean peso, Colombian peso, Paraguay Guarani, Uruguayan peso, Venezuela bolivar etc.

To mitigate the risk of exchange rate, the Company and its subsidiaries hold derivative financial instruments that are referenced to the U.S. Dollar.

The currency exposure of the Company on December 31, 2013 and 2012 is shown below:

	Consolidated
	12/31/2013	12/31/2012
Assets:
Cash and short-term investments	1,061,746	371,360
Trade receivables	39,924	17,534
Deposits	630,168	556,582
Hedge premium	1,532	-
Prepaid expenses with leases	27,238	15,291
Result from hedge operations	48,934	10,696
Others	5,968	4,384
Total assets	1,815,510	975,847

Liabilities:
Foreign suppliers	30,629	23,876
Short and long-term debt	2,151,051	1,584,897
Finance leases payable	2,195,328	2,052,540
Other leases payable	45,140	35,845
Provision for aircraft return	347,289	312,411
Contingency provision	27,267	23,766
Total liabilities	4,796,705	4,009,569
Exchange exposure in R$	2,981,195	3,057,488

Obligations not registered in the balance sheet
Future obligations resulting from operating leases	4,094,045	3,033,742
Future obligations resulting from firm aircraft orders	36,550,088	32,462,490
Total	40,644,133	35,496,232

Total exchange exposure R$	43,625,328	38,553,720
Total exchange exposure US$	18,622,611	18,866,513
Exchange rate (R$/US$)	2.3426	2,0435

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

c) Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in domestic and foreign interest rates, substantially the CDI and Libor, respectively. The highest exposure is related to lease transactions, indexed to the Libor at the date that the aircraft are received.

To mitigate the interest rate risk the Company and its subsidiaries hold swap instruments.

d)  Credit risk

The credit risk is inherent in the Company’s and its subsidiaries’ operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, including bank deposits.

The trade receivable credit risk consists of amounts falling due from the largest credit card companies, with credit risk better than or equal to those of the Company and its subsidiaries, and receivables from travel agencies, installment sales, and government sales, with a small portion exposed to risks from individuals or other entities.

As defined in the Risk Management Policy, the Company and its subsidiaries are required to evaluate the counterparty risks in financial instruments and diversify the exposure. Financial instruments are contracted with counterparties rated at least as investment grade by S&P and Moody’s. The financial instruments are mostly contracted on commodities and futures exchanges (BM&FBOVESPA and NYMEX), which substantially mitigate the credit risk, derivative transactions contracted on the OTC market (OTC) have counterparts with a minimum rating of "investment grade". The Company’s and its subsidiaries’ Risk Management Policy establishes a maximum limit of 20% per counterparty for short-term investments.

e)  Liquidity risk

Liquidity risk takes on two distinct forms: market and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

As a way of managing the liquidity risk, the Company and its subsidiaries invest its funds in liquid assets (governmental bonds, CDBs, and investment funds with daily liquidity), and the Cash Management Policy establishes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio. As of December 31, 2013, the weighted average maturity of the Company’s and its subsidiaries’ financial assets was 17 days and of financial debt, excluding perpetual bonds, was 4.5 years.

f)  Capital management

The table below shows the financial leverage rate as of December 31, 2013 and 2012:

	Consolidated
	12/31/2013	12/31/2012
Shareholder’s equity (b)	650,926	732,828
Cash and cash equivalents	(1,635,647)	(775,551)
Restricted cash	(254,456)	(224,524)
Short-term investments	(1,155,617)	(585,028)
Short- and long-term debts	5,589,385	5,191,175
Net debt (a)	2,543,665	3,606,072
Leverage ratio (a)/(b)	391%	492%

The Company and its subsidiaries remain committed to maintaining high liquidity and an amortization profile without pressure on the short-term refinancing.

Derivative financial instruments

The derivative financial instruments were recognized in the following balance sheet line items:

Movement of assets and liabilities	Fuel	Foreign currency	Interest rate	Derivatives of equity instruments	Total

Asset (liability) as of December 31, 2012	12,864	-	(54,749)	-	(41,885)
Fair value variations:
Gains (losses), net recognized in results (a)	4,675	10,373	18,781	(30,315)	3,514
Gains (losses) recognized in other comprehensive income	8,152	-	93,601	-	101,753
Payments (cash receipts) during the period	(2,818)	(10,373)	(22,759)	-	(35,950)
Asset (liability) as of December 31, 2013 (*)	22,873	-	34,874	(30,315)	27,432

Movement of other comprehensive results	Fuel	Foreign Currency	Interest rate	Derivatives of equity instruments	Total

Balance as of December 31, 2012	1,389	-	(69,971)	-	(68,582)
Fair value adjustments during the period	8,152	-	93,601	-	101,753
Reversal, net to profit or loss (b)	(6,105)	-	(19,253)	-	(25,358)
Tax effect	(697)	-	(25,278)	-	(25,975)
Balance as of December 31, 2013	2,739	-	(20,901)	-	(18,162)

Effects on result (a+b)	10,780	10,373	38,034	(30,315)	59,187

Operational income	(3,777)	-	(16,934)	-	(20,711)
Financial income (expense)	14,557	10,373	54,968	(30,315)	49,583

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

(*) Classified as "Rights with derivative operations" if the amount results in an asset or "Obligation with derivative operations" if the amount results in a liability. Includes R$7,281 of assets related to hedges held in an exclusive fund and R$1,532 of hedge premium payment.

The Company and its subsidiaries adopt hedge accounting. On December 31, 2013, the derivatives contracted to hedge interest rate risk and fuel price risk were classified as "cash flow hedge", according to the parameters described in the International Accounting Standard IAS 39.

Classification of derivatives financial instruments

i. Cash flow hedges

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

ii. Derivative financial instruments not designated as hedge

The Company and its subsidiaries hold derivative financial instruments that are not formally designated for hedge accounting. This occurs when transactions are in the short term and the control and disclosure complexity make them unfeasible, or when the change in a derivative’s fair value must be recognized in profit or loss for the same period of the effects of the hedged risk.

iii. Derivative equity instruments

In April 2013, the Company entered into an investment agreement with General Atlantic Service Company LLC. ("G.A.") that established the grant by the Company of an option to purchase its Smiles shares enabling the secondary acquisition by G.A. (or other person designated by it), of Smiles S.A. shares held by the Company. These options are exercisable for a period of 12 months from the date of the settlement of the offer on May 02, 2013, and the number of Smiles S.A.’ shares is equivalent to 20% (twenty percent) of the investment already realized by G.A. and is based on the same price per share as determined in the Offer, adjusted from the date of the settlement of the Offer to the date of exercise of the option based on the variation of CDI. The Company used the Black & Scholes methodology for the calculation of the fair value of the transaction and recorded, as a result, a loss of R$30,315 shown as a "Loss on Derivative Transactions" on December 31, 2013. The corresponding entry, registered in liabilities as "Derivatives Obligations" will be registered in equity when the exercise of the options by G.A. occurs. Whilst not exercised, any and all rights attributable to the shares related to the options in question are owned by the Company, regardless of the date on which the payment or settlement will occur.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

On October 25, 2013, the transfer of the General Atlantic’s instruments was approved by its shareholder GAFIP – “Brasil Fundo de Investimento em Participações”, due to GAFIP’s corporate restructure.

Hedge activities

a)   Fuel hedge

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contracts crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with jet fuel prices.

As of December 31, 2013, the Company and its subsidiaries have contracts of options and collar, Brent and WTI, designated as a “cash flow hedge accounting” of fuel.

Oil derivative contracts, designated as fuel hedges of the Company and its subsidiaries, are summarized below:

Closing balance on:	12/31/2013	12/31/2012
Fair value at end of the year (R$)	22,294	12,864
Gains with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)	2,740	1,389

Year ended on:	12/31/2013	12/31/2012
Hedge gains recognized in operating costs (R$)	(3,777)	3,255
Hedge gains recognized in financial income (expenses)(R$)	13,978	8,543
Total earnings	10,201	11,798

As of December 31, 2013, the Company and its subsidiaries hold crack Brent x Heating Oil contracts, both not designated as oil cash flow hedge accounting.

Closing balance on:	12/31/2013	12/31/2012
Fair value at end of the year (R$)	579	-
Gains (losses) recognized in financial income (R$)	579	-

Closing balance on:	12/31/2013	12/31/2012
Volume hedged for future periods (Thousand barrels)	1,183	1,849
Volume engaged for future periods (Thousand barrels)	1,860	2,958

	1Q14	2Q14	3Q14	4Q14	Total 12M	1Q15
Percentage of fuel exposure hedged	19%	15%	7%	6%	12%	2%
Notional amount in barrels (Thousands barrels)	693	559	274	250	1,776	84
Future rate agreed per barrel (US$) *	109.27	109.26	103.79	103.79	107.65	103.75
Total in Brazilian Reais **	177,384	143,081	66,618	60,785	447,868	20,416

* Weighted average between call strikes.

** The exchange rate as of 12/31/13 was R$2.3426/US$1.00.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

b)        Foreign exchange hedge

As of December 31, 2013, the Company and its subsidiaries have future derivative contracts for the U.S. Dollar for foreign exchange cash flow protection, not designated as hedge accounting. The losses and gains of the derivatives, for the year ended on December 31, 2013 and 2012, are presented below:

	12/31/2013	12/31/2012
Fair value at the end of period (R$)	-	-
Volume hedged for future periods (US$)	319,000	368,250

Year Ended on:	12/31/2013	12/31/2012
Gains recognized in financial income (R$)	10,373	(1,349)

	1Q14	2Q14	Total 12M
Percentage of cash flow exposure	43%	31%	16%
Notional amount (US$)	150,000	169,000	319,000
Future rate agreed (R$)	2.3704	2.37	2.3701
Total in Brazilian Reais	355,553	400,522	756,075

Since March, 2012 the Company and its subsidiaries do not have currency swaps (USD x CDI). The table below shows the amounts recognized in financial result related to these transactions:

Year ended:	12/31/2013	12/31/2012
Losses recognized in financial expenses	-	(4,211)

c)        Interest Rate Hedges

As of December 31, 2013, the Company and its subsidiaries have swap derivatives designated as cash flow hedge for Libor interest rate. The summary of interest rate derivatives designated as Libor cash flow hedges is shown below:

Closing balance at:	12/31/2013	12/31/2012
Fair value at the end of the year (R$)	34,873	(56,752)
Nominal value at the end of the year (US$)	1,319,250	278,058
Hedge losses recognized in shareholders’ equity, net of taxes (R$)	(20,901)	(69,971)

Year ended on:	12/31/2013	12/31/2012
Gains (losses) recognized in financial expenses (R$)	45,785	(7,065)
Losses recognized in financial income (R$)	(16,934)	-
Total gains (losses)	28,851	(7,065)

As of December 31, 2013 the Company and its subsidiaries did not hold positions in Libor interest derivative contracts not designated for hedge accounting. The table below shows the amounts recognized in financial income and expenses related to these transactions:

Closing balance at:	12/31/2013	12/31/2012
Fair value at the end of the year (R$)	-	2,003
Nominal value at the end of the year (US$)	-	82,100

Year Ended on:	12/31/2013	12/31/2012
Gain recognized in financial income (R$)	9,183	1,879

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

Sensitivity analysis

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

The table below shows the sensitivity analysis made by the Company’s Management as of December 31, 2013 and 2012, based on the scenarios described above:

Fuel:	Position as of December 31, 2013		Position as of December 31, 2012
Increase/(decrease) in fuel prices (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(436)	(260)	(368)	(217)
(10)	436	283	368	240

Foreign exchange - USD:	Position as of December 31, 2013		Position as of December 31, 2012
Appreciation/ (devaluation) of US$/R$ (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(578)	(382)	(479)	(316)
(10)	578	382	479	316

Interest rate - libor:	Position as of December 31, 2013		Position as of December 31, 2012
Increase/(decrease) in libor (percentage)	Effect on income before tax (R$ million)	Effect on Equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(0.3)	34	(1)	5
(10)	0.3	(34)	1	(5)

Measurement of the fair value of financial instruments

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

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

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of December 31, 2013 and 2012:

	12/31/2013		12/31/2012
Financial Instrument	Book value 12/31/2013	Other significant observable factors (level 2)	Book value 12/31/2012	Other significant observable factors (level 2)

Cash equivalents	1,635,647	1,635,647	775,551	775,551
Short-term investments	1,555,617	1,180,828	585,028	585,028
Restricted cash	254,456	254,456	224,524	224,524
Liabilities from derivative transactions	30,315	30,315	56,752	56,752
Rights on derivative transactions	48,934	48,934	10,696	10,696

30.         Non-cash transactions

In December 2013, Smiles incorporated its non-controlling shareholder G.A. Smiles Participações S.A., with no capital increase and/or new shares issuance. The counterpart of the tax credit of R$72,942 was recorded in goodwill special reserve in shareholders' equity and liabilities assumed and incorporated assets totaled R$429 and R$416 respectively, excluding the amount of R$13 related to the incorporated cash. This transaction did not affect its cash position during the year ended on December 31, 2013.

On December 31, 2013, the Company increased its property, plant and equipment in the amount of R$179,910, of which R$79,894 was represented by the addition of an aircraft under the classification of leases and R$99,976 related to an increase of the provision for aircraft return.

31.       Insurance

As of December 31, 2013, the insurance coverage by nature, considering the aircraft fleet, and related to the maximum reimbursable amounts indicated in U.S. Dollars, is as follows:

Aeronautical Type	In Reais	In Dollar
Guarantee – hull/war	12,620,639	5,388,829
Civil liability per event/aircraft (*)	1,756,500	750,000
Inventories (*)	327,880	140,000

(*) Values per incident and annual aggregate.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

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

32.       Subsequent events

a)      On January 21, 2014, the Administrative Council for Economic Defense (“CADE”) approved without limitation the acquisition of 25% of the capital of Netpoints by the Company subsidiary Smiles S.A.. According to CADE determinations, the involved parties should not complete the transaction within 15 days from the approval date, which should be the period that possible protests against the decision can be lodged. That period ended on February 5, 2014, and there were no protests against by CADE until the closure of these financial statements.

b)      On February 4, 2014, the subsidiary Smiles S.A.’s management submitted to the Ordinary General Meeting the dividends distribution based on income for the year ended on December 31, 2013, at the rate of R$0.10 per common share, before withholding tax, according with the current legislation. The total amount distributed is R$12,247 and will be paid until May 25, 2014.

c)      On February 4, 2013, the subsidiary Smiles S.A.’s Board of Directors approved the grant of 1,150,000 (one million, one hundred and fifty thousand) shares related to the Stock Option Plan at a price of R$31.28 per share to the management and executives which are under the terms of this plan.

d)      On February 14, 2014, the Company, throught its subsidiary VRG, issued, in a single serie, a Guarantee Note to finance the engine maintenance with Delta TechOps, with financial guarantee of U.S. Ex-Im Bank in the amount of R$97,428 (US$40,724 on the date of operation) and paid through market operations with an interest rate of 0.62% p.y.. The financing will be quartely amortized in 8 installments beginning on May 14, 2014 and with maturity on February 14, 2016.

e)      On February 19, 2014, the Company signed an agreement of strategic partnership for commercial cooperation with Air France-KLM, subject to the approval of CADE. The agreement includes expanded codesharing, enhanced joint sales activities and more benefits for customers based on both frequent flyer programs in Brazilian and European markets. As part of this agreement, Air France-KLM will invest US$100.000 (equivalent to R$239,860) in the Company, of which comprises an investment of U$52.000 (R$124,727) in the Company’s preferred shares, which will represent a 1.5% participation of Air France-KLM in the Company’s preferred shares.

f)       On February 27, 2014 as envisaged in the Stock Purchase Option Granting Agreement entered into on April 24, 2013 between the Company and G.A. Brasil V Fundo de Investimento em Participações ("G.A."), G.A. has exercised the total stock options issued by Smiles S.A. held by the Company. The exercise price paid was R$23.30, that is, the price per share paid on the Smiles’ Initial Public Offering in 2013 of R$21.70 restated in accordance with 100% of the variation in the CDI interbank rate until February 27, 2014. As a result from the exercise of the stock options by G.A., the share portion held by the Company in its subsidiary Smiles S.A. which was 57.3% became 54.5%.

g)      On January 23, 2014, Venezuela´s government announced that airline companies could request the repatriation of their cash and cash equivalents, generated by sales in Venezuela, through CADIVI ("Comisión de Administración de Divisas"), which official rate is BS 6.30/US$1.00.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

However, as of March 31, 2014 the exchange rate increased to BS 10.70/US$1.00. The exchange rate in Venezuela is determined on weekly basis by its Federal Reserve (SICAD).

Given the devaluation of the Venezuela´s currency, as of March 31, 2014 the Company recorded an impairment of R$75,937 on its cash and cash equivalents against the "Financial expenses" account.

33. Condensed consolidating financial information of guarantors subsidiaries

The following condensed consolidating financial information, prepared in accordance with IFRS, is presented in lieu of providing separate audited financial statements for the guarantor subsidiary VRG, which is 100% owned by the Company, in connection with its full and unconditional guarantee, on a joint and several basis, of the obligation to pay principal and interest under the 8.75% Perpetual Notes, 7.63% (Senior Bonds I), 9.65% (Senior Bonds II) issued by the Company’s wholly owned subsidiary Finance.

Subsequent to the issuance of the Company’s consolidated financial statements on Form 20-F for the year ended December 31, 2012, management identified the need to modify the presentation of the condensed consolidating statement of cash flows contained in this footnote. The modifications relate to the classification of certain related party transactions and were made in order to clarify the presentation. Accordingly, the previously presented cash flow statements for the years ended December 31, 2012 and 2011 have been modified. These modifications did not affect the consolidated financial statements for the periods presented. The impacts of these modifications are as follows:

	Parent Company	Issuer Subsidiary	Subsidiary Guarantor	Subsidiaries Non Guarantors	Consolidating Adjustments	Consolidated

Year ended December 31, 2012:
Operating activities as previously reported	(141,644)	(41,578)	307,679	(148,006)	156,842	133,293
Operating activities as corrected	(235,824)	(182,042)	317,905	(38,526)	271,780	133,293
Investing activities as previously reported	107,181	-	(475,223)	(115,820)	(106,581)	(590,443)
Investing activities as corrected	104,809	57,273	(726,491)	(44,540)	18,506	(590,443)
Financing activities as previously reported	(119,889)	42,418	(308,747)	432,098	(50,261)	(4,381)
Financing activities as corrected	(23,337)	125,609	(67,705)	251,338	(290,286)	(4,381)

Year ended December 31, 2011:
Operating activities as previously reported	(39,925)	(158,006)	56,784	(409,246)	(52,127)	(602,520)
Operating activities as corrected	24,688	(163,445)	(89,989)	(321,647)	(52,127)	(602,520)
Investing activities as previously reported	-	-	(110,427)	(410,868)	52,127	(469,168)
Investing activities as corrected	(28,154)	140,912	(21,078)	(456,803)	(104,045)	(469,168)
Financing activities as previously reported	133,896	135,473	(14,846)	100,024	-	354,547
Financing activities as corrected	97,436	-	42,579	58,360	156,172	354,547

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2013

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

	Parent Company (GLAI)	Issuer Subsidiary (FINANCE)	Subsidiary Guarantor (VRG)	Subsidiaries Non guarantors (*)	Consolidating Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	24,088	9,725	1,137,316	464,518	-	1,635,647
Short-term investments	2,524	-	927,260	228,489	(2,656)	1,155,617
Trade and receivables	-	-	296,914	49,637	(21,730)	324,821
Inventories of parts and supplies	-	-	116,883	261	-	117,144
Other current assets	17,450	-	310,818	410,872	(406,660)	332,480
	44,062	9,725	2,789,191	1,153,777	(431,046)	3,565,709

Noncurrent assets
Credits with related parties	140,694	1,532,477	113,741	527,049	(2,313,961)	-
Other non-current assets	124,939	-	1,416,752	1,135,257	(1,070,558)	1,606,390
Total other noncurrent assets	265,633	1,532,477	1,530,493	1,662,306	(3,384,519)	1,606,390

Investments	390,051	-	-	-	(390,051)	-
Property, plant and equipment	-	-	2,880,190	891,969	-	3,772,159
Intangible	-	-	1,694,024	166	-	1,694,190
	390,051	-	4,574,214	892,135	(390,051)	5,466,349

Total assets	699,746	1,542,202	8,893,898	3,708,218	(4,205,616)	10,638,448

(*) The subsidiaries non guarantors are comprised of the entities GAC, LUXCO, GOLD and Smiles.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2013

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

	Parent Company (GLAI)	Issuer Subsidiary (FINANCE)	Subsidiary Guarantor (VRG)	Subsidiaries Non guarantors (*)	Consolidating Adjustments	Consolidated
Liabilities
Current liabilities
Short-term debt	-	47,488	396,001	-	(2,655)	440,834
Accounts payable	481	-	545,602	19,712	(62,876)	502,919
Advance ticket sales	-	-	1,178,898	-	40,904	1,219,802
Dividends payable	-	-	-	12,247	(12,247)	-
Provisions	-	-	199,471	-	-	199,471
Other current liabilities	33,453	-	1,094,314	321,111	(365,113)	1,083,765
	33,934	47,488	3,414,286	353,070	(401,987)	3,446,791

Noncurrent liabilities
Long-term debt	-	1,651,494	3,546,251	-	(49,194)	5,148,551
Deferred taxes	-	-	-	-	-	-
Debt with related parties	2,108	-	50,293	2,261,893	(2,314,294)	-
Other noncurrent liabilities	12,778	-	1,569,156	274,094	(1,031,422)	824,606
	14,886	1,651,494	5,165,700	2,535,987	(3,394,910)	5,973,157

Total shareholders' equity	650,926	(156,780)	313,912	819,161	(408,719)	1,218,500

Total shareholders' equity and liabilities	699,746	1,542,202	8,893,898	3,708,218	(4,205,616)	10,638,448

Shareholders' equity attributable to:
Company’ shareholders	650,926	(156,780)	313,912	819,161	(976,293)	650,926
Non-controlling Company’ shareholders	-	-	-	-	567,574	567,574

(*) The subsidiaries non guarantors are comprised of the entities GAC, LUXCO, GOLD and Smiles.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2013

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

	Parent Company (GLAI)	Issuer Subsidiary (FINANCE)	Subsidiary Guarantor (VRG)	Subsidiaries Non guarantors (*)	Consolidating Adjustments	Consolidated
Statement of operations
Total operating revenues	-	-	8,862,358	573,346	(479,492)	8,956,212
Operating expenses:
Salaries	(7,705)	-	(1,295,148)	(30,609)	-	(1,333,462)
Aircraft fuel	-	-	(3,610,822)	-	-	(3,610,822)
Aircraft rent	-	-	(699,193)	-	-	(699,193)
Aircraft insurance	-	-	(20,222)	-	-	(20,222)
Sales and marketing	(293)	-	(487,042)	(28,724)	-	(516,059)
Landing fees	-	-	(566,541)	-	-	(566,541)
Aircraft and traffic servicing	(8,231)	(69)	(708,157)	(334,000)	450,978	(599,479)
Maintenance materials and repairs	-	-	(460,803)	(2)	-	(460,805)
Depreciation	-	-	(575,473)	(130)	14,637	(560,966)
Gain on bargain purchase	-	-	-	-	-	-
Other operating expenses	(4,364)	-	(413,317)	110,284	(15,277)	(322,674)
Total operating expenses	(20,593)	(69)	(8,836,718)	(283,181)	450,338	(8,690,223)

Income (loss) before finance income and expenses	(20,593)	(69)	25,640	290,165	(29,154)	265,989

Total finance costs and other income (expense)	(159,931)	(19,722)	(752,979)	12,186	1,230	(919,216)
Equity in loss of subsidiary	(619,072)	-	-	-	619,072	-
Loss (income) before income taxes	(799,596)	(19,791)	(727,339)	302,351	591,148	(653,227)

Income taxes	3,049	-	17,565	(101,555)	9,578	(71,363)
Net (loss) for the year	(796,547)	(19,791)	(709,774)	200,796	600,726	(724,590)

Net loss (income) attributable to Company´s shareholders	(796,547)	(19,791)	(709,774)	200,796	528,769	(796,547)
Net income attributable to non-controlling Company´s shareholders	-	-	-	-	71,957	71,957

(*) The subsidiaries non guarantors are comprised of the entities GAC, LUXCO, GOLD and Smiles.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2013

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

	Parent Company (GLAI)	Issuer Subsidiary (FINANCE)	Subsidiary Guarantor (VRG)	Subsidiaries Non guarantors (*)	Consolidating Adjustments	Consolidated

Net income (loss) for the year	(796,547)	(19,791)	(709,774)	200,796	600,726	(724,590)

Other comprehensive income that will be reversed to net losses for the year
Cash flow hedges	76,395	-	76,395	-	(76,395)	76,395
Tax effect	(25,975)	-	(25,975)	-	25,975	(25,975)
	50,420	-	50,420	-	(50,420)	50,420

Comprehensive income (loss) for the year	(746,127)	(19,791)	(659,354)	200,796	550,306	(674,170)

Comprehensive income (loss) for the year attributable to:
Company’ shareholders	(746,127)	(19,791)	(659,354)	200,796	478,349	(746,127)
Non-controlling Company’ shareholders	-	-	-	-	71.957	71,957
	(746,127)	(19,791)	(659,354)	200,796	550,306	(674,170)

(*) The subsidiaries non guarantors are comprised of the entities GAC, LUXCO, GOLD and Smiles.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2013

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

	Parent Company (GLAI)	Issuer Subsidiary (FINANCE)	Subsidiary Guarantor (VRG)	Subsidiaries Non guarantors (*)	Consolidating Adjustments	Consolidated

Cash flows from operating activities:
Net cash provided by (used in) operating activities	188,719	(69,735)	1,016,190	(713,848)	(17,445)	403,881

Cash flows from investing activities:
Acquisition of property, plant and equipment, net	-	-	(233,506)	(1,434)	(3,042)	(237,982)
Intangibles	-	-	(50,833)	-	(202)	(51,035)
Net investments in restricted cash	(19,945)	-	(9,987)	-	-	(29,932)
Net investments in financial assets	-	-	-	(228,489)	228,502	13
Related parties transactions	925	111,206	452,251	(492,200)	(72,182)	-
Other	(235,836)	-	-	8,930	226,906	-
Net cash used (used in) investing activities	(254,856)	111,206	157,925	(713,193)	379,982	(318,936)

Cash flows from financing activities:

Debt increase	-	-	397,725	-	6,259	403,984
Debt decrease	-	(15,000)	(669,942)	-	8,308	(676,634)
Related parties transactions	-	-	(483,968)	652,403	(168,435)	-
Addition of treasury shares	3,235	-	-	-	-	3,235
Others	1,755	-	222,990	1,060,442	(208,610)	1,076,577
Net cash provided by (used in) financing activities	4,990	(15,000)	(533,195)	1,712,845	(362,478)	807,162

Effects of exchange rate changes on the balance of cash held in foreign currencies	20,031	(20,041)	(32,011)	69	(59)	(32,011)

Net increase (decrease) in cash and cash equivalents	(41,116)	6,430	608,909	285,873	-	860,096

Cash and cash equivalents at beginning of the year	65,204	3,295	528,406	178,646	-	775,551
Cash and cash equivalents at end of the year	24,088	9,725	1,137,315	464,519	-	1,635,647

(*) The subsidiaries non guarantors are comprised of the entities GAC, LUXCO, GOLD and Smiles.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2012

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

	Parent Company (GLAI)	Issuer Subsidiary (FINANCE)	Subsidiary Guarantor (VRG)	Subsidiary Non guarantor (GAC + SMILES)	Consolidating Adjustments	Consolidated

Assets
Current assets
Cash and cash equivalents	65,204	3,295	528,406	178,646	-	775,551
Short-term investments	176,413	-	410,057	-	(1,442)	585,028
Trade and other receivables	-	-	325,665	-	-	325,665
Inventories of parts and supplies	-	-	138,039	-	-	138,039
Other current assets	23,875	-	230,504	101,251	(91,930)	263,700
	265,492	3,295	1,632,671	279,897	(93,372)	2,087,983

Noncurrent assets
Credits with related parties	128,197	1,391,467	493,918	-	(2,013,582)	-
Other noncurrent assets	100,208	-	1,291,334	35,456	(73,613)	1,353,385
Total other non-current assets	228,405	1,391,467	1,785,252	35,456	(2,087,195)	1,353,385

Investments	254,114	-	-	-	(254,114)	-
Property, plant and equipment	-	-	2,993,301	892,498	-	3,885,799
Intangible assets	-	-	1,699,931	-	-	1,699,931
	482,519	1,391,467	6,478,484	927,954	(2,341,309)	6,939,115

Total assets	748,011	1,394,762	8,111,155	1,207,851	(2,434,681)	9,027,098

	Parent Company (GLAI)	Issuer Subsidiary (FINANCE)	Subsidiary Guarantor (VRG)	Subsidiary Non guarantor (GAC + SMILES)	Consolidating Adjustments	Consolidated
Liabilities
Current liabilities
Short-term debt	-	41,980	1,679,087	70	(1,512)	1,719,625
Accounts payable	46	-	480,139	-	-	480,185
Advanced ticket sales	-	-	823,190	-	-	823,190
Dividends payable	7	-	-	-	-	7
Provisions	-	-	179,950	-	-	179,950
Other current liabilities	6,664	-	845,119	99,326	(92,373)	858,736
Total current liabilities	6,717	41,980	4,007,485	99,396	(93,885)	4,061,693

Noncurrent liabilities
Long-term debt	-	1,469,729	2,075,386	-	(73,565)	3,471,550
Deferred taxes	-	-	-	-		-
Debt with related parties	-	-	534,262	1,479,320	(2,013,582)	-
Other noncurrent liabilities	8,995	-	743,729	8,367	(64)	761,027
Total noncurrent liabilities	8,995	1,469,729	3,353,377	1,487,687	(2,087,211)	4,232,577

Total shareholders' equity	732,299	(116,947)	750,293	(379,232)	(253,585)	732,828

Total shareholders' equity and liabilities	748,011	1,394,762	8,111,155	1,207,851	(2,434,681)	9,027,098

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2012

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

Shareholders' equity attributable to:
Company’ shareholders	748,011	1,394,762	8,111,155	1,207,851	(2,434,681)	9,027,098
Non-controlling Company’ shareholders	-	-	-	-	-	-

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2012

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

	Parent Company (GLAI)	Issuer Subsidiary (FINANCE)	Subsidiary Guarantor (VRG)	Subsidiary Non guarantor (GAC + SMILES)	Consolidating Adjustments	Consolidated

Statement of operations
Total operating revenues	-	-	8,102,970	-	589	8,103,559

Operating expenses
Salaries	(12,816)	-	(1,556,854)	-	-	(1,569,670)
Aircraft fuel	-	-	(3,742,219)	-	-	(3,742,219)
Aircraft rent	-	-	(644,031)	-	-	(644,031)
Aircraft insurance	-	-	(26,875)	-	-	(26,875)
Sales and marketing	(395)	-	(426,582)	-	395	(426,582)
Landing fees	-	-	(559,421)	-	-	(559,421)
Aircraft and traffic servicing	(893)	-	(527,198)	-	(646)	(528,737)
Maintenance materials and repairs	-	-	(417,990)	(251)	251	(417,990)
Depreciation	(89)	-	(519,542)	-	-	(519,631)
Gain on bargain purchase	-	-	-	-	-	-
Other operating expenses	(949)	-	(609,867)	36,861	(61)	(574,016)
Total operating expenses	(15,142)	-	(9,030,579)	36,610	(61)	(9,009,172)

Loss (income) before finance income and expenses	(15,142)	-	(927,609)	36,610	528	(905,613)

Total finance costs and other expenses	(80,984)	(33,253)	(482,504)	(82,468)	-	(679,209)

Equity in income (loss) of subsidiary	(1,412,144)	-	-	-	1,412,144	-

Loss before income taxes	(1,508,270)	(33,253)	(1,410,113)	(45,858)	1,412,672	(1,584,822)

Income taxes	(5,173)	-	77,080	-	-	71,907

Net loss for the year	(1,513,443)	(33,253)	(1,333,033)	(45,858)	1,412,672	(1,512,915)
Net loss (income) attributable to Company´s shareholders	(1,513,443))	(33,253)	(1,333,033)	(45,858)	1,412,672	(1,512,915)
Net income attributable to non-controlling Company´s shareholders	-	-	-	-	-	-

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2012

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

	Parent Company (GLAI)	Issuer Subsidiary (FINANCE)	Subsidiary Guarantor (VRG)	Subsidiaries Non guarantors (GAC+SMILES)	Consolidating Adjustments	Consolidated

Net loss for the year	(1,513,443)	(33,253)	(1,333,033)	(45,858)	1,412,672	(1,512,915)

Other comprehensive income that will be reversed to net losses for the year
Cash flow hedges	16,191	-	16,191	-	(16,191)	16,191
Tax effect	(5,505)	-	(5,505)	-	5,505	(5,505)
	10,686	-	10,686	-	(10,686)	10,686

Comprehensive loss for the year	(1,502,757)	(33,253)	(1,322,347)	(45,858)	1,401,986	(1,502,229)

Comprehensive loss for the year attributable to:
Company’ shareholders	1,502,757	-	(1,322,347)	-	-	(1,502,229)
Non-controlling Company’ shareholders	-	-	-	-	-
	1,502,757	(33,253)	(1,322,347)	(45,858)	1,401,986	(1,502,229)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2012

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

	Parent Company (GLAI)	Issuer Subsidiary (FINANCE)	Subsidiary Guarantor (VRG)	Subsidiary Non guarantor (GAC + SMILES)	Consolidating Adjustments	Consolidated

Cash flows from operating activities:
Net cash provided by (used in) operating activities	(235,824)	(182,042)	317,905	(38,526)	271,780	133,293

Cash flows from investing activities:
Acquisition of property, plant and equipment, net	-	-	(339,284)	(115,820)	862	(454,242)
Intangibles	89	-	(20,772)	-	(89)	(20,772)
Net investments in restricted cash	-	-	(115,167)	-	(262)	(115,429)
Net investments in financial assets	107,092	-	-	-	(107,092)	-
Related parties transactions	(2,372)	57,273	(251,268)	71,280	125,087	-
Net cash used (used in) investing activities	104,809	57,273	(726,491)	(44,540)	18,506	(590,443)

Cash flows from financing activities:
Net proceeds from debt	(40,677)	125,609	21,955	70	(129,254)	(22,297)
Related parties transactions	-	-	(89,660)	251,268	(161,608)	-
Addition of treasury shares	17,337	-	-	-	-	17,337
Others	3	-	-	-	576	579
Net cash provided by (used in) financing activities	(23,337)	125,609	(67,705)	251,338	(290,286)	(4,381)

Effects of exchange rate changes on the balance of cash held in foreign currencies	-	-	6,795	-	-	6,795

Net increase (decrease) in cash and cash equivalents	(154.352)	840	(469,496)	168,272	-	(454,736)

Cash and cash equivalents at beginning of the year	219,556	2,455	997,902	10,374	-	1.230,287
Cash and cash equivalents at end of the year	65,204	3,295	528,406	178,646	-	775,551

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

	Parent Company (GLAI)	Issuer Subsidiary (FINANCE)	Subsidiary Guarantor (VRG)	Subsidiaries Non guarantors (GAC)	Consolidating Adjustments	Consolidated

Net loss for the year	(751,538)	(31,909)	(518,274)	(79,762)	629,945	(751,538)

Other comprehensive income that will be reversed to net losses for the year
Available for sale financial assets	362	-	362	-	(362)	362
Cash flow hedges	(136,992)	-	(136,992)	-	136,992	(136,992)
Tax effect	46.289	-	46.289	-	(46.289)	46.289
	(90,431)	-	(90,431)	-	90,431	(90,431)

Comprehensive loss for the year	(841,879)	(31,909)	(608,615)	(79,762)	720,286	(841,879)

Comprehensive loss for the year attributable to:
Company’ shareholders	-	-	-	-	-	-
Non-controlling Company’ shareholders	(841,879)	(31,909)	(608,615)	(79,762)	720,286	(841,879)
	(841,879)	(31,909)	(608,615)	(79,762)	720,286	(841,879)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

	Parent Company (GLAI)	Issuer Subsidiary (FINANCE)	Subsidiary Guarantor (VRG)	Subsidiary Non guarantor (GAC)	Consolidating Adjustments	Consolidated

Statement of operations
Total operating revenue	-	-	7,539,308	8	(8)	7,539,308

Operating revenues (expenses)
Salaries	(27,137)	-	(1,533,299)	-	-	(1,560,436)
Aircraft fuel	-	-	(3,060,665)	-	-	(3,060,665)
Aircraft rent	(1,808)	-	(505,058)	(1,808)	3,617	(505,058)
Aircraft insurance	-	-	(31,921)	-	-	(31,921)
Sales and marketing	(590)	-	(402,568)	-	589	(402,568)
Landing fees	-	-	(395,249)	-	-	(395,249)
Aircraft and traffic servicing	(7,217)	-	(476,834)	(1,614)	1,023	(484,642)
Maintenance materials and repairs	-	-	(434,181)	-	-	(434,181)
Depreciation	(89)	-	(388,544)	-	(7,174)	(395,807)
Gain on bargain purchase	-	-	88,428	-	-	88,428
Other operating revenues (expenses)	19,619	-	(626,698)	21,424	(16,058)	(601,713)
Total operating revenue (expenses)	(17,222)	-	(7,766,590)	18,002	(18,003)	(7,783,812)

Loss (income) before finance income and expenses	(17,222)	-	(227,282)	18,009	(18,011)	(244,504)

Total finance costs and other expenses	(236,609)	(31,909)	(519,305)	(97,771)	129,680	(755,914)

Equity in loss of subsidiary	(518,274)	-	-	-	518,274	-
Loss before income taxes	(772,105)	(31,909)	(746,587)	(79,762)	629,943	(1,000,418)

Income taxes	20,567	-	228,313	-	-	248,880
Net loss for the year	(751,538)	(31,909)	(518,274)	(79,762)	629,943	(751,538)

Net loss (income) attributable to Company´s shareholders	(751,538)	(31,909)	(518,274)	(79,762)	629,943	(751,538)
Net income attributable to non-controlling Company´s shareholders	-	-	-	-	-	-

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2011

(In Thousands of Brazilian Reais – R$, except when indicated otherwise.)

	Parent Company (GLAI)	Issuer Subsidiary (FINANCE)	Subsidiary Guarantor (VRG)	Subsidiary Non guarantor (GAC)	Consolidating Adjustments	Consolidated

Cash flows from operating activities:
Net cash provided by (used in) operating activities	24,688	(163,445)	(89,989)	(321,647)	(52,127)	(602,520)

Cash flows from investing activities:
Acquisition of property, plant and equipment, net	-	-	(110,427)	(221,526)	52,127	(279,826)
Intangibles	-	-	-	(80,863)	-	(80,863)
Net investments in restricted cash	-	-	-	(74,594)	-	(74,594)
Net investments in financial assets	-	-	-	(33,885)	-	(33,885)
Related parties transactions	(28,154)	140,912	89,349	(45,935)	(156,172)	-
Net cash used (used in) investing activities	(28,154)	140,912	(21,078)	(456,803)	(104,045)	(469,168)

Cash flows from financing activities:
Net proceeds from long-term debt	-	-	-	237,133	-	237,133
Related parties transactions	(188)	-	22,789	(178,773)	156,172	-
Addition of treasury shares	-	-	-	-	-	-
Others	97,624	-	19,790	-	-	117,414
Net cash provided by (used in) financing activities	97,436	-	42,579	58,360	156,172	354,547

Effects of exchange rate changes on the balance of cash held in foreign currencies	-	-	-	(8,430)	-	(8,430)

Net increase (decrease) in cash and cash equivalents	93,970	(22,533)	(68,488)	(728,520)	-	(725,571)

Cash and cash equivalents at beginning of the year	125,586	24,988	78,862	1,726,422	-	1,955,858
Cash and cash equivalents at end of the year	219,556	2,455	10,374	997,902	-	1,230,287