Form 20-F/A
period 2013-12-31
Gol Intelligent Airlines Inc.
filed 2014-07-29
CIK 1291733

As filed with the Securities and Exchange Commission on July 28, 2014

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

We are amending our Annual Report on Form 20-F for the year ended December 31, 2013 (the “Annual Report”) as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2014 to include an amended copy of an exhibit to our Annual Report regarding Amendment No. 27 to the Navitaire Hosted Services Agreement dated as of January 1st, 2013, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A. This exhibit was amended after discussions with the Staff of the SEC during their review of an application for confidential treatment of certain portions of this amendment.

Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report as originally filed with the SEC. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Annual Report was filed on April 28, 2014.

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

8.1	List of Subsidiaries, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 28, 2014.
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

10.26

Amendment No. 28 to Navitaire Hosted Services Agreement dated as of August 1st, 2013, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 28, 2014.

10.27

Amendment No. 29 to Navitaire Hosted Services Agreement dated as of December 2nd, 2013, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 28, 2014.

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

10.50

Supplemental Agreement No. 22 to Purchase Agreement dated as of April 17, 2013 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 28, 2014.

10.51

Supplemental Agreement No. 23 to Purchase Agreement dated as of August 26, 2013 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 28, 2014.

10.52

Supplemental Agreement No. 24 to Purchase Agreement dated as of November 4, 2013 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 28, 2014.

10.53

Aircraft Purchase Agreement, dated as of October 1, 2012 between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.

10.54

Supplemental Agreement No. 1, dated as of April 17, 2013, to the Aircraft Purchase Agreement, dated as of October 1, 2012 between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 28, 2014.

10.55

Supplemental Agreement No. 2, dated as of November 4, 2013, to the Aircraft Purchase Agreement, dated as of October 1, 2012 between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 28, 2014.

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

Dated: July 28, 2014