Form 20-F
period 2014-12-31
Gol Intelligent Airlines Inc.
filed 2015-04-30
CIK 1291733

As filed with the Securities and Exchange Commission on April 30, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 20-F

_______________

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

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

The number of outstanding shares of each class of stock of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2014:

143,858,204                                                         Shares of Common Stock

139,315,357                                                         Shares of Preferred Stock

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

We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts in respect of the year ended December 31, 2014 was R$2.66 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect on December 31, 2014, as reported by the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at the above rate. See “Exchange Rates” for more detailed information regarding the Brazilian foreign exchange system and historical data on the exchange rate of the real against the U.S. dollar.

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

In 2013, we segregated the Smiles loyalty program activities into Smiles S.A., or Smiles. In May 2013, Smiles concluded its R$1.1 billion initial public offering. Smiles’ results are reported on a consolidated basis. For purposes of reconciliation with the income (loss), assets and liabilities, as well as for consolidation purposes, we eliminated intercompany entries and recorded consolidation adjustments to conform our accounting practices of Smiles’ revenues.

As from January 1, 2013 we have restructured the presentation of our segment information to reflect the fact the that the Smiles loyalty program has been operated separately from our flight transportation operations, dividing our financial information in two operating segments:

•                     flight transportation; and

•                     Smiles loyalty program.

Before January 1, 2013, the Smiles loyalty program was operated by VRG as a single business along with our flight transportation. Simultaneously with the separation of the operation of the Smiles loyalty program there was a change in Smiles’ business model. For example, until January 1, 2013 the costs associated with the redemption of miles for flight tickets were only the incremental costs associated with the air transportation operation (i.e. additional fuel, insurance, and on-board service), however, since then, under the terms of certain agreements that became effective on January 1, 2013, Smiles buys tickets from VRG at contractually agreed prices that correspond to the respective fair value of those tickets. As a result, we only have segment information as from January 1, 2013.

The phrase “Brazilian government” refers to the federal government of the Federative Republic of Brazil, and the term “Central Bank” refers to the Banco Central do Brasil, or the Central Bank. The term “Brazil” refers to the Federative Republic of Brazil. The terms “U.S. dollar” and “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States. The terms “real” and “reais” and the symbol “R$” refer to the legal currency of Brazil. “IFRS” refers to the international financial reporting standards as issued by the International Accounting Standards Board, or IASB. We make statements in this annual report about our competitive position and market share in, and the market size of, the Brazilian and international airline industry. We have made these statements on the basis of statistics and other information from third party sources, governmental agencies or industry or general publications that we believe are reliable. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications. All industry and market data contained in this annual report is based upon the latest publicly available information as of the date of this annual report.

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

ITEM 3.       Key Information

A.      Selected Financial Data

We present in this section the following summary financial data:

•         Summary financial information derived from our audited consolidated financial statements included herein as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012; and

•         Summary financial information derived from our audited consolidated financial statements not included herein as of and for the years ended December 31, 2011 and 2010.

The following tables present summary historical consolidated financial and operating data for us for each of the periods indicated. Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2014 have been translated into U.S. dollars at the commercial market rate in effect on December 31, 2014 as reported by the Central Bank of R$2.66 to US$1.00.

Summary Financial Information

	Year Ended December 31,
	2010	2011	2012	2013	2014	2014
Statements of Operations	(in thousands of R$)					(in thousands of US$)
Operating revenues:
Passenger	6,277,657	6,713,029	7,159,987	8,122,161	9,045,831	3,400,688
Cargo and other	701,790	826,279	943,572	834,051	1,020,383	383,603
Total operating revenues	6,979,447	7,539,308	8,103,559	8,956,212	10,066,214	3,784,291
Operating expenses:
Salaries	(1,252,402)	(1,560,436)	(1,569,670)	(1,333,462)	(1,374,096)	(516,577)
Aircraft fuel	(2,287,410)	(3,060,665)	(3,742,219)	(3,610,822)	(3,842,276)	(1,444,465)
Aircraft rent	(555,662)	(505,058)	(644,031)	(699,193)	(844,571)	(317,508)
Sales and marketing	(367,757)	(402,568)	(426,582)	(516,059)	(667,372)	(250,892)
Landing fees	(331,882)	(395,249)	(559,421)	(566,541)	(613,153)	(230,509)
Aircraft, traffic and mileage servicing	(430,521)	(484,642)	(528,737)	(599,479)	(747,447)	(280,995)
Maintenance, materials and repairs	(422,950)	(434,181)	(417,990)	(460,805)	(511,045)	(192,122)
Depreciation and amortization	(281,604)	(395,807)	(519,631)	(560,966)	(463,296)	(174,171)
Other operating expenses	(351,464)	(633,634)	(600,891)	(342,896)	(495,526)	(186,288)
Gain on bargain purchase	-	88,428	-	-	-	-
Total operating expenses	(6,281,652)	(7,783,812)	(9,009,172)	(8,690,223)	(9,558,782)	(3,593,527)
Equity results	-	-	-	-	(2,490)	(936)
Income (loss) from operations before financial expense, net and income taxes	697,795	(244,504)	(905,613)	265,989	504,942	189,828
Financial expense, net	(313,299)	(755,914)	(679,209)	(919,216)	(1,457,622)	(547,978)
Income (loss) before income taxes	386,496	(1,000,418)	(1,584,822)	(653,227)	(952,680)	(358,150)
Income taxes	(172,299)	248,880	71,907	(71,363)	(164,601)	(61,880)
Net income (loss)	214,197	(751,538)	(1,512,915)	(724,590)	(1,117,281)	(420,030)
..

		Year Ended December 31,
	2010	2011	2012	2013	2014	2014
Statements of Operations	(in thousands of R$, except per share/ADS information)					(in thousands of US$)
Attributable to non-controlling interests	-	-	-	71,957	128,888	48,454
Attributable to equity holders of the parent	214,197	(751,538)	(1,512,915)	(796,547)	(1,246,169)	(468,485)
Basic earnings (loss) per preferred share (1):	0.80	(2.78)	(5.52)	(2.88)	(4.48)	(1.68)
Basic earnings (loss) per common share (1):	0.02	(0.08)	(0.16)	(0.08)	(0.13)	(0.05)
Basic earnings (loss) per ADS (1)	0.80	(2.78)	(5.52)	(2.88)	(4.48)	(1.68)
Diluted earnings (loss) per preferred share (1):	0.80	(2.78)	(5.52)	(2.88)	(4.48)	(1.68)
Diluted earnings (loss) per common share (1):	0.02	(0.08)	(0.16)	(0.08)	(0.13)	(0.05)
Diluted earnings (loss) per ADS(1)	0.80	(2.78)	(5.52)	(2.88)	(4.48)	(1.68)
Weighted average number of outstanding shares in relation to basic earnings (loss) per preferred share (in thousands)(1)	132,844	133,342	134,298	132,780	134,151	134,151
Weighted average number of outstanding shares in relation to basic earnings (loss) per common share (in thousands)(1)	4,750,201	4,796,146	4,900,915	5,035,037	5,035,037	5,035,037
Weighted average number of outstanding shares in relation to diluted earnings (loss) per preferred share (in thousands)(1)	132,844	133,342	134,298	132,780	134,151	134,151
Weighted average number of outstanding shares in relation to diluted earnings (loss) per common share (in thousands)(1)	4,750,201	4,796,146	4,900,915	5,035,037	5,035,037	5,035,037
Dividends declared per preferred share (net of withheld income tax) (1)	0.19	-	-	-	-	-

	As of December 31,
	2010	2011	2012	2013	2014	2014
Balance Sheet Data:	(in thousands of R$)					(in thousands of US$)
Cash and cash equivalents	1,955,858	1,230,287	775,551	1,635,647	1,898,773	713,824
Short-term investments	22,606	1,009,068	585,028	1,155,617	296,824	111,588
Trade receivables(2)	303,054	354,134	325,665	324,821	352,284	132,438
Deposits	715,377	630,599	657,196	847,708	793,508	298,311
Total assets	9,063,847	10,655,141	9,027,098	10,638,448	9,976,647	3,750,619
Short-term debt	346,008	1,552,440	1,719,625	440,834	1,110,734	417,569
Long-term debt	3,395,080	3,439,008	3,471,550	5,148,551	5,124,505	1,926,506
Total equity	2,929,169	2,205,911	732,828	1,218,500	(332,974)	(125,178)
Capital stock	2,315,655	2,316,500	2,499,689	2,501,574	2,618,748	984,492

	Year Ended December 31,
	2010	2011	2012	2013	2014	2014
Other Financial Data:	(in thousands of R$ except percentages)					(in thousands of US$)
Operating margin(3)	10.0%	(3.2)%	(11.2%)	3.0%	5.0%	5.0%
Net cash provided by (used in) operating activities	723,897	(602,520)	133,293	403,881	968,682	364,166
Net cash provided by (used in) investing activities	(279,459)	(469,168)	(590,443)	(318,936)	(271,100)	(101,917)
Net cash provided by (used in) financing activities	139,900	354,547	(4,381)	807,162	(309,584)	(116,385)

Summary Operational Data

	Year Ended December 31
	2010	2011(4)	2012	2013	2014
Operating Data:
Revenue passengers (in thousands)	32,915	36,220	39,164	36,306	39,749
Revenue passenger kilometers (in millions)(5)	30,649	34,461	36,410	34,684	38,085
Available seat kilometers (in millions) (5)	45,937	50,373	51,867	49,633	49,503
Load-factor	66.7%	68.4%	70.2%	69.9%	76.9%
Break-even load-factor	60.0%	70.6%	78.0%	67.8%	73.1%
Aircraft utilization (block hours per day)	12.9	13.0	12.1	11.2	11.5
Average fare (R$)	191	185	183	224	228
Yield per passenger kilometer (R$ cents)	20.5	19.5	19.7	23.4	23.8
Passenger revenue per available seat kilometer (R$ cents)	13.7	13.4	13.8	16.4	18.3
Operating revenue per available seat kilometer (R$ cents)	15.2	15.0	15.6	18.0	20.3
Operating expense per available seat kilometer (R$ cents)	13.7	15.5	17.4	17.5	19.3
Operating expense less fuel expense per available seat kilometer (R$ cents)	8.7	9.4	10.2	10.2	11.6
Departures	295,160	314,190	348,578	316,466	317,594
Departures per day	811	861	955	867	870
Destinations served	59	63	65	65	71
Average stage length (kilometers)	907	908	877	897	912
Full-time equivalent employees at period end	18,776	20,525	17,726	16,319	16,875
Fuel liters consumed (in thousands)	1,465,299	1,591,917	1,655,421	1,511,869	1,538,202
Percentage of sales through website during period(6)	88.1%	88.4%	88.8%	87.6%	83.1%
Percentage of sales through website and call center during period	95.1%	94.5%	94.5%	92.5%	87.3%

_________

(1)   Adjusted to reflect that the one to 35 stock split of our common shares on March 23, 2015 and that since that date our preferred shares are entitled to receive dividends per share in an amount 35 times the amount of dividends per share paid to holders of our common shares in order to account for the split of our common shares. Our preferred shares are not entitled to any fixed dividend preferences. See “Item 9. The Offer and Listing–C. Markets–Corporate Governance Practices” for further details.

(2)   Trade and other receivables related to receivables from credit card administrators, travel agencies, installment sales from the Voe Fácil program, cargo agencies and others. These receivables are stated at cost less allowances for doubtful receivables, which approximates their fair value given their short term nature.

(3)   Operating margin represents operating income (loss) before financial results and income taxes divided by operating revenues.

(4)   Information regarding revenue passengers, aircraft utilization, average fare, departures, departures per day, average stage length, average number of operating aircraft, fuel liters consumed, percentage of sales through website and percentage of sales through website and call center include data for Webjet as from October 1, 2011.

(5)   Source: National Civil Aviation Agency (Agência Nacional de Aviação Civil), or ANAC.

(6)   Considering sales through our website and API (application programming interface) systems.

Exchange Rates

Brazil’s foreign exchange system allows the purchase and sale of currency and the international transfer of reais by any person or legal entity, regardless of amount, subject to certain regulatory procedures.

The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. The exchange rate of the real was R$1.566 per US$1.00 in August 2008. Primarily as a result of the crisis in the global financial markets, the real depreciated 31.9% against the U.S. dollar and reached R$2.337 per US$1.00 at year end 2008. In 2009 and 2010, the real appreciated against the U.S. dollar and reached R$1.666 per US$1.00 at year end 2010. During 2011 the real depreciated and, on December 31, 2011, the exchange rate was R$1.876 per US$1.00. From 2012 through 2014, the real continued to depreciate and on December 31, 2012, 2013 and 2014,  the exchange rate was R$2.044, R$2.343 and R$2.656 per US$1.00.

The Central Bank has intervened occasionally to combat instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise.

The following tables present the selling rate, expressed in reais to the U.S. dollar (R$/US$), for the periods indicated:

	Period-End	Average for Period (1)	Low	High
	(R$ per US$)
Year
2010	1.666	1.759	1.655	1.881
2011	1.876	1.675	1.535	1.902
2012	2.044	1.955	1.702	2.112
2013	2.343	2.161	1.953	2.446
2014	2.656	2.353	2.197	2.740
2015 (through April 27, 2015)	2.924	2.912	2.575	3.268

	Month-End	Average for Month (2)	Low	High
	(R$ per US$)
Month
October 2014	2.444	2.448	2.391	2.534
November 2014	2.560	2.548	2.484	2.614
December 2014	2.656	2.639	2.561	2.740
January 2015	2.662	2.634	2.575	2.711
February 2015	2.878	2.816	2.689	2.881
March 2015	3.208	3.139	2.866	3.268
April 2015 (through April 27)	2.924	3.061	2.924	3.156

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

•         labor regulations;

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

Political crises and deadlock in Brazil have in the past affected and are currently affecting the development of the Brazilian economy and the trust of foreign investors, as well as the public in general. Recent popular unrest has led to large demonstrations  the past three years, with the Brazilian populace expressing growing dissatisfaction with the country deteriorating political climate, corruption, mounting inflation, slow GDP growth and high interest rates.

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

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. After the implementation of the Plano Real in 1994, the annual rate of inflation in Brazil decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA. Inflation measured by the IPCA index was 5.8%, 5.9% and 6.4% in 2012, 2013 and 2014, respectively and the tendency is increasing inflation for 2015. The inflation rate for the General Market Prices Index (Índice Geral de Preços de Mercado), or IGP-M, was 7.8%, 5.5% and 3.7% in 2012, 2013 and 2014, respectively.

Between 2004 and 2010, the Central Bank’s Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia) rate, or SELIC rate, which is the base interest rate for the Brazilian banking system, varied between 19.8% and 8.6%. On December 31, 2012, 2013 and 2014, the SELIC rate was 7.25%, 10.0% and 11.75%, respectively.

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

Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. The price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, which at times in 2007 and 2008 were at historically high levels, affects our fuel costs, which constitute a significant portion of our total operating expenses, accounting for 41.6% and 40.2% of our operating expenses for the years ended December 31, 2013 and 2014, respectively. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. In the event of an international or local fuel supply shortage, our fuel prices would likely increase. Although we enter into hedging arrangements to reduce our exposure to fuel price fluctuations and have historically passed on the majority of fuel price increases by adjusting our fare structure, the price and availability of fuel cannot be predicted with any degree of certainty. Our hedging activities and fares adjustments may not be sufficient to protect us fully from fuel price increases. In 2014, as a result of volatility and the significant decrease in global oil prices in the fourth quarter, we recognized losses of R$370.2 million from fuel hedge operations. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Consolidated Results of Operations—Year 2014 Compared to Year 2013—Financial Expense, Net.”

Substantially all of our fuel is supplied by one source, Petrobras Distribuidora S.A., or Petrobras Distribuidora. If Petrobras Distribuidora is unable or unwilling to continue to supply fuel to us at the times and in the quantities that we require we may not be able to find a suitable replacement or to purchase fuel at the same cost, in which case we would be adversely affected. See “Item 4. Information on the Company–B. Business Overview–Airline Business–Fuel and Hedge.”

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

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. For example, the real was valued at R$1.67 per US$1.00 in August 2008. Following the onset of the crisis in the global financial markets, the real depreciated 31.9% against the U.S. dollar and reached R$2.34 per US$1.00 at the end of 2008. In 2010, the real appreciated against the U.S. dollar, reaching R$1.661 per US$1.00 at the end of 2010. In 2011, the real depreciated against the U.S. dollar, reaching R$1.867 per US$1.00 at the end of 2011. In 2012, 2013 and 2014 the real continued to depreciate against the U.S. dollar, reaching R$2.66 per US$1.00 at the end of 2014. As of April 27, 2015, the real reached R$2.924 per US$1.00. There can be no assurance that the real would not depreciate or appreciate further against the U.S. dollar, notwithstanding Brazilian government’s efforts to keep the exchange rate at current levels.

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

Nearly 88% of our passenger revenue and cargo revenue and temporary investments are denominated in reais and a significant part of our operating expenses, such as fuel, aircraft and engine maintenance services, aircraft rent payments and aircraft insurance, are denominated in, or linked to, U.S. dollars. For the year ended December 31, 2014, 55% of our operating expenses were either denominated in or linked to the U.S. dollar. In addition, the purchase price of the Boeing 737 aircraft is denominated in U.S. dollars. At December 31, 2014, R$4,670 million or 74.9% of our indebtedness was denominated in U.S. dollars and we had a total of R$4,794.8 million in U.S. dollar-denominated future operating lease payment obligations. We are also required to maintain U.S. dollar-denominated deposits and maintenance reserve deposits under the terms of some of our aircraft operating leases. We may incur substantial additional amounts of U.S. dollar-denominated operating leases or financial obligations and U.S. dollar-denominated indebtedness and be subject to fuel cost increases linked to the U.S. dollar. While in the past we have generally adjusted our fares in response to, and to alleviate the effect of, depreciation of the real and increases in the price of jet fuel (which is priced in U.S. dollars) and have entered into hedging arrangements to protect us against the short-term effects of such developments, there can be no assurance we will be able to continue to do so. In addition, there is no economically viable hedging alternative for medium- and long-term depreciation of the real.

Depreciation of the real also reduces the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our preferred shares and, as a result, the ADSs.

Changes to the Brazilian civil aviation regulatory framework, including rules regarding slots distribution, fare restrictions and fees associated with civil aviation, may adversely affect us.

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

For example, in July 2014, ANAC published new rules governing the allocation of slots at the main Brazilian airports, which consider operational efficiency (punctuality and regularity) as the main criteria for the allocation of slots. Under these rules punctuality and regularity are assessed in two annual seasons, following the IATA summer and winter calendars, between April and September and between October and March.

The minimum punctuality and regularity targets for each series of slots in a season are 80% and 90%, respectively, at Congonhas airport (São Paulo) and 75% and 80%, respectively, for all other main airports. Airlines will forfeit any series of slots that operate below the minimum criteria in a season. Forfeited slots are redistributed 50% to new entrants, which includes airlines that operate less than 5 slots in the relevant airport in the given weekday, and 50% to all airlines operating in the relevant airport based on their share of slots. For the first allocation period at Congonhas, from October 2014 to March 2015, new entrants includes all airlines with less than 12% of the slots.

In addition, in October 2014, ANAC distributed new slots at Congonhas airport, in light of increased runway capacity, exclusively to airlines with less than 12% of the slots. Azul and Avianca were awarded 26 and 17 slots, respectively. With this new allocation of slots, we and LATAM each have 44% of the slots in terms of takeoffs and landings at Congonhas airport, after having held 47% and 48%, respectively, before the capacity increase, while Avianca’s slots increased from 5% to 7% and Azul’s increased from 0% to 5%.

Another example, in January 2015 Brazil approved a law allowing the government to grant subsidies for flights departing from or arriving at regional airports. Regional airports include any airports with less than 600,000 passengers per year, increased to 800,000 passengers per year in the Amazon region. The subsidy is still subject to further regulation before it may be implemented and is limited to certain airport fees and transportation costs for the lesser of 60 passengers per flight or 50% of the seats in a given flight, except in the Amazon region where the only limit is up to 60 passengers.

These and other changes to the Brazilian civil aviation regulatory framework could increase our costs and alter the competitive dynamics of our industry and may adversely affect our operations, see “−We operate in a highly competitive industry.”

Technical and operational problems in the Brazilian civil aviation infrastructure, including air traffic control systems, airspace and airport infrastructure may have a material adverse effect on us.

We are dependent on improvements in the coordination and development of Brazilian airspace control and airport infrastructure, which, mainly due to the large growth in civil aviation in Brazil in recent years, require substantial improvements and government investments. This dependence was underlined by the need for additional infrastructure investments for the World Cup in 2014 and for the upcoming Summer Olympics in 2016 in Brazil.

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

As a result of significant losses in 2011, 2012, 2013 and 2014 our financial condition has been materially weakened.

Significant losses in 2011, 2012, 2013 and 2014 have materially weakened our financial condition. We had net losses of R$752 million in 2011, R$1,513 million in 2012, R$725 million in 2013 and R$1,117 million in 2014. These losses were mainly a factor of items that we do not control, such as: a 30.4% increase in average aircraft fuel prices over the course of these four years, a 41.6% depreciation of the real against the U.S. dollar over the same period, which affects a significant part of our operating expenses and our debt that is predominantly denominated in U.S. dollars, and losses in fuel hedge due to volatility in international fuel prices. As a result of these losses, as of December 31, 2014, we had a negative equity of R$333.0 million. See “–We may be unable to reduce our leverage ratios over time. Consequently, our ability to obtain low-cost financing has been materially weakened.”

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

We may be unable to reduce our leverage ratios over time. Consequently, our ability to obtain low-cost financing has been materially weakened.

We have a large amount of indebtedness (leverage) in relation to our equity. As of December 31, 2014, we had R$6,235.2 million of consolidated indebtedness as compared to a negative equity of R$333.0 million. This increased leverage results from our recent significant losses.

In 2014, Fitch Ratings, Moody’s and S&P maintained our credit rating at B-,B3 and B, respectively. In March 2014, Fitch Ratings revised our rating outlook from negative to stable and in August 2014, Moody’s revised our rating outlook from stable to positive and S&P revised our outlook from  negative to stable. Credit ratings affect the cost and other terms upon which we are able to obtain funding. Credit rating agencies regularly evaluate us and their ratings of our long-term debt are based on a number of factors, including our financial strength. We cannot assure you that credit rating agencies will not downgrade our credit ratings any further, even absent new losses.

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

In light of our current credit ratings and the introduction of the ASU, our minimum guaranty premium rate applicable to aircraft delivered on or after January 1, 2013 increased substantially. As a consequence, finance leases have become significantly more expensive and we have therefore entered nearly exclusively into operating leases in 2012, 2013 and 2014.

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

Certain of our existing debt agreements contain covenants that require the maintenance or satisfaction of specified financial ratios. Our ability to meet these financial ratios can be affected by events beyond our control and we cannot assure that we will meet those ratios. Failure to meet or satisfy any of these covenants could result in an event of default under these agreements and others, as a result of cross-default provisions. If we are unable to comply with our debt covenants, we would be forced to seek waivers. We cannot guarantee that we will be successful in meeting our covenants, especially in light of current foreign exchange rate trends, and, if we are unable to meet our covenants, in obtaining or renewing any waivers.

We have significant recurring aircraft lease costs, and we will incur significantly more fixed costs that could hinder our ability to meet our strategic goals.

We have significant costs, relating primarily to leases for our aircraft and engines. As of December 31, 2014, we had commitments of R$39,441.8 million to purchase additional Boeing 737-800 Next Generation aircraft, based on aircraft list prices, although the actual price payable by us for the aircraft should be lower due to supplier discounts. We expect that we will incur additional fixed obligations and debt as we take delivery of the new aircraft and other equipment to implement our strategy.

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

We face intense competition on domestic routes in Brazil from existing scheduled airlines, charter airlines and potential new entrants in our market. In addition to competition among scheduled airline companies and charter operators, the Brazilian airline industry faces competition from ground transportation alternatives, such as interstate buses. We may also face competition from international airlines as they introduce and expand flights between Brazil, other South American and U.S. and Caribbean destinations. In addition, the Brazilian government and regulators could give preference to new entrants when granting new and current slots in Brazilian airports, for example, as recently occurred with respect to the new slots in the Congonhas airport.

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

For example, the business environment in Venezuela has been challenging, with economic uncertainty as a result of currency devaluation, high inflation and government restrictions, including current exchange and payment controls, price controls and the possibility of expropriation of property and other resources. In 2013, the Venezuelan government announced new levels of exchange rates applicable to certain sectors, including the airline sector. The exchange rate for foreign airlines ceased to be the CADIVI exchange rate, which was VEF 6.30 per US$ 1.00 as of February 13, 2013, and is now set at weekly auctions known as SICAD, at VEF 12.00 per US$ 1.00 as of December 31, 2014. Although the Venezuelan government has assured the general public that such exchange rates will not apply to cash held in Venezuela prior to the resolution setting forth the new exchange rate levels, we cannot anticipate whether we will be able to timely transfer, in an economically viable manner, cash currently held in Venezuela. As of December 31, 2014, we had R$963.4 million in cash and cash equivalents and short-term investments held outside Brazil, of which R$325.8 million was held in Venezuela.

In addition, political and economic instability as well as recent regulations restricting the repatriation of funds in Argentina and Venezuela could adversely affect us. While the cash is available for use in Venezuela, our ability to repatriate these funds has been limited due to Venezuela government controls and until these funds can be repatriated, they are at risk of future devaluations. We cannot anticipate whether we will be able to timely transfer, in an economically viable manner, cash currently held in Argentina and Venezuela.

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

We have made purchase orders for new aircraft that is still being developed, any project delays or operational difficulties would adversely affect our operational costs and results of operations.

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

We depend on automated systems to operate our business, including our computerized airline ticket sales system, our telecommunication systems, our scheduling system and our website. Our website and ticket sales system must accommodate a high volume of traffic and deliver important flight information. Substantial or repeated website, ticket sales, scheduling or telecommunication systems failures could reduce the attractiveness of our services and could cause our customers to purchase tickets from another airline. Any disruption in these systems or their underlying infrastructure could result in the loss of important data, increase our expenses and generally harm us.

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

Our reputation, operations and financial results could be harmed by events out of our control.

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

Our controlling shareholder has the power to, among other things, elect a majority of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations, dispositions, and the timing and payment of any future dividends, subject to minimum dividend payment requirements imposed under Law No. 6,404 of December 15, 1976, as amended, or the Brazilian corporation law. Although you are entitled to tag-along rights in connection with a change of control of our company and you will have specific protections in connection with transactions between our controlling shareholder and related parties, our controlling shareholder may have an interest in pursuing acquisitions, dispositions, financings or similar transactions that could conflict with your interests as a holder of the ADSs or our preferred shares. After the amendments to our by-laws on March 23, 2015, our controlling shareholder may continue to direct our business and affairs even after significantly reducing its ownership interest, which is currently equivalent to 61.2% of the economic interests in us. A difference in economic exposure may intensify conflicts of interests between our controlling shareholder and you. See “Item 9. The Offer and Listing–C. Markets–Corporate Governance Practices.”

Brazilian courts may rule against us in lawsuits related to the non-levy of the ICMS tax.

In 2001, we commenced proceedings against the Brazilian state revenue service, in which we claim an exemption from the payment of Brazilian value added tax (Imposto Sobre Circulação de Mercadorias e Serviços), or ICMS, purportedly due on imported aircraft, parts and engines. On May 30, 2007, the Federal Supreme Court (Supremo Tribunal Federal), or STF, in a similar case, ruled in favor of the position we defend, however, various other proceedings relating to this matter are still pending. We understand that the likelihood of loss is remote and thus did not recognize provisions for these amounts. The outcome of these lawsuits and proceedings cannot be anticipated and an unfavorable decision would negatively affect us.

Risks Relating to the ADSs and Our Preferred Shares

The relative volatility and illiquidity of the Brazilian securities markets, and securities issued by airlines in particular, may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire. Recent decreases in our market capitalization have increased volatility in the trading price of our preferred shares and ADSs.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented 40.3% of the aggregate market capitalization of the BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias & Futuros (“BM&FBOVESPA”) ”) as of December 31, 2014. Furthermore, in recent years our market capitalization has decreased and as a result it has increased volatility in the trading price of our preferred shares and ADSs. Any further decreases in our market capitalization may further increase volatility.

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

According to our by-laws, we must pay our shareholders at least 25.0% of our annual net income as dividends, as determined and adjusted under Brazilian corporation law. The adjusted net income may be capitalized, used to absorb losses or otherwise appropriated as allowed under the Brazilian corporation law and may not be available to be paid as dividends. We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition.

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

We may not be able to offer our preferred shares to “U.S. Holders” of ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any future issuance of our preferred shares unless a registration statement under the Securities Act is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist, Citibank, N.A., as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. Holders of ADSs will not realize any value from the granting of such preemptive rights.

ITEM 4.       Information on the Company

A.      History and Development of the Company

General

We were formed on March 12, 2004 as a sociedade por ações, a stock corporation, duly incorporated under the laws of Brazil for an unlimited term. Our material assets consist of shares of VRG, shares of Smiles, four offshore subsidiaries, cash and cash equivalents and short-term investments. Our principal executive offices are located at Praça Comandante Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, CEP: 04626-020, São Paulo, SP, Brazil and the telephone number of our investor relations department is +55 11 2128-4700. Our website is www.voegol.com.br and investor information may be found on our website under www.voegol.com.br/ir. Information contained on our website is not incorporated by reference herein, and will not be considered a part of this annual report.

Capital Expenditures

For a description of our capital expenditures, see below “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B.      Business Overview

We are one of the largest low-cost carriers in the world, according to the International Air Transport Association, or IATA, in terms of passengers transported in 2014, and the largest low-cost carrier in Latin America. We provide frequent service on routes connecting all of Brazil’s major cities and from Brazil to major cities in South America and selected tourist destinations in the Caribbean and the United States.

Since the beginning of our operations in 2001, our affordable, reliable and simple service, and our focus on markets that were either underserved or did not have a lower-fare alternative, have led to a strong awareness of our brand and a rapid increase in our market share. We were the first company to successfully introduce low-cost carrier industry practices and technologies in Latin America. We have a young and standardized operating fleet of 141 Boeing 737-700/800s, or Boeing 737 aircraft and our convenient flight routes offer the highest number of daily departures among airlines in Latin America. We have also since 2001 offered our air cargo services, Gollog.

 Beginning in 2012, we increased our focus on business passengers (high value-added customers), diversifying our revenue base from leisure passengers. Our strategy is to increase our share in this market while at the same time consolidating our leadership in flight routes. We also intend to expand the Smiles loyalty program, one of the largest loyalty programs in Latin America with approximately 10.3 million members as of December 31, 2014, and a number of attractive ancillary businesses, such as our air cargo services, or Gollog. Passenger transportation revenues represented 89.9% and ancillary revenues represented 10.1% of our net revenues of R$10,066.2 million in 2014.

As of April 2015, we offered approximately 910 daily flights to 71 destinations connecting the most important cities in Brazil as well as key destinations in Argentina, Bolivia, Chile, Paraguay, Uruguay, Venezuela, the United States and the Caribbean. We strategically focus on the Brazilian and South American markets, and will continue to carefully evaluate opportunities to continue growing by increasing flights to our existing high-demand markets and adding routes to new markets with high potential (such as the United States and Caribbean), all of which can be reached with our Boeing 737 Next Generation (NG) aircraft.

On March 23, 2015, shareholders representing 81.7% of our capital stock approved certain amendments (equivalent to more than 99% of votes cast) to our by-laws that increased our equity financing capacity by increasing our ability to issue more preferred shares without needing to issue common shares simultaneously, as the transfer and ownership of common shares are subject to restrictions under Brazilian airline industry laws and regulations. The approval of the proposal represents a long-term structural solution to improve our capacity to raise equity capital, enabling us to compete on even terms in this regard.

The amendments also intended to improve corporate governance and strengthen the alignment of interest among common and preferred shareholders and included, among other items:

•           A split of common shares in the ratio of 35 to one;

•           An increase in economic rights of preferred shares in the ratio of 35 to one;

•           An increase in the representation of preferred shareholders on the Board of Directors depending on the percentage of economic rights held by the controlling shareholder;

•           Enhancing our audit committee by making it a permanent statutory body;

•           A separate vote for preferred shareholders in extraordinary meetings on certain matters, as detailed in our by-laws;

•           Restrictions on the sale of shares held by the controlling shareholder; and

•            The mandatory public tender offer for all shares of the Company if any person acquires 30% or more of our economic rights.

Please see “Item 9. The Offer and Listing–C. Markets–Corporate Governance Practices” for further details.

Our Competitive Strengths

We Have a Leading Market Position Based on Slots at the Most Important Airports in Brazil. Since 2007, we have been the carrier with the most flights connecting the busiest airports in Brazil: Congonhas and Guarulhos (São Paulo), Santos Dumont and Galeão (Rio de Janeiro), Juscelino Kubitschek (Brasília), Confins (Belo Horizonte), Magalhães (Salvador), Salgado Filho (Porto Alegre), Gilberto Freyre (Recife) and Afonso Pena (Curitiba), our consolidated flight network. Routes between these airports are among the most profitable routes in our markets, with strong yields achieved mostly from business travelers.

We Keep Our Operating Costs Low. Our operating expense per available seat kilometer (CASK), ex-fuel, for 2014 was R$11.55 cents. We believe that our CASK for 2014, adjusted for the average number of kilometers flown per flight, or adjusted by stage length, was one of the lowest among global peers, based upon our analysis of data collected from publicly available information. Our business model is based on innovation and best practices adopted to improve our operating efficiency, including:

•         Operation of a young and standardized fleet. At December 31, 2014, our operating fleet of 141 Boeing 737 aircraft was one of Latin America’s largest and youngest fleets, with an average age of 7.2 years. Advanced technology present or installed in our newer aircraft has reduced fuel consumption and helped improve our operating margins. We plan to keep our operating fleet of Boeing 737 aircraft, until the arrival of our newly ordered Boeing 737 Max-7/8 aircraft (the newest generation of our current aircraft), which we expect will be delivered beginning in 2018. A standardized fleet reduces inventory costs, as it requires fewer spare parts, and eliminates the need to train our pilots to operate different aircraft types. It also simplifies our maintenance and operations processes.

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

•         We have one of the largest e-commerce platforms in Brazil. Our effective use of technology helps to keep our costs low and our operations highly scalable and efficient. Our distribution channels are streamlined and convenient, allowing our customers to interact with us via the internet. In 2014, we booked 83.1% of our ticket sales through a combination of our website and application programming interface, or API, 4.2% through our call center and 12.7% through Global Distribution Systems, or GDS.

We Are Majority Shareholders of Smiles, an Operator of One of the Largest Loyalty Programs in Latin America. With the acquisition of VRG in April 2007, we also acquired the Smiles loyalty program, which is available to all our passengers and which we consider a strong relationship-building tool that represents a sustainable competitive advantage. The Smiles loyalty program has partnerships, including hotel chains, car rental companies, restaurants, insurance companies, publishers and schools and also forms the basis for partnerships with some of Brazil and South America’s largest banks and credit card companies. The Smiles loyalty program had approximately 10.3 million members at December 31, 2014. See “Smiles Loyalty Program.”

We Have Strong Brand Recognition. We believe that the Gol brand has become synonymous with innovation and value in the airline industry. Our customers identify Gol as being safe, accessible, friendly, fair, intelligent and reliable and distinguish Gol in Brazil’s domestic airline industry on the basis of its modern and simplified approach to air travel services. Brand and product diversification from Smiles, Gollog and Gol+Conforto products enhance our brand recognition across a diverse set of customers in various businesses and represent an important tool for us.

We Have High Corporate Governance Standards and Proven Management. We have three independent board members, one of whom is nominated by Delta Air Lines Inc., or Delta, pursuant to our partnership agreement. Our top managers have broad experience in many sectors of the Brazilian economy, including air and ground transportation, telecommunications and consumer products. This experience has helped us to develop the most effective elements of our low-cost model; and we expect these competitive advantages will help us further penetrate the Brazilian middle-class market, as well as the business passenger market, and generate ancillary revenues. On March 23, 2015, our shareholders approved certain amendments to our by-laws to improve corporate governance and strengthen the alignment of interest among common and preferred shareholders. Please see “Item 9. The Offer and Listing–C. Markets–Corporate Governance Practices” for further details.

Our Strategies

Our strategy is to capitalize on our competitive advantages to achieve sustainable growth, based on four main strategic pillars: increase passenger revenue, expand ancillary revenues, further reduce costs and improve our financial resilience. In order to implement our strategies we intend to:

Capitalize on Our Strong Market Position in Brazil and Latin America. We intend to increase penetration across all traveler segments by capitalizing on our strong market position, our widespread brand recognition, the greatest number of business routes and highest frequencies between the most important airports in Brazil, our consolidated flight network and the Smiles loyalty program. We will focus on Brazilian operations and selected South American destinations. We will also consider new routes to foreign markets that offer high growth potential in the Unites States and the Caribbean that fit our flight network and can be reached with our current Boeing 737 aircraft. In addition, we believe that the airline industry may experience further consolidation and therefore believe that establishing partnerships and alliances with other airlines will be a key factor to our success. In this environment we intend to play a leading role in the Latin American airline industry and to strengthen our position as a long-term player in the industry.

Improve Operating Efficiency. Reducing our operating expense per available seat kilometer (CASK) and adjusting capacity are key to improving our profitability. We aim to maintain our position as one of the lowest cost airlines in the world. We intend to adjust our strategy to focus on more profitable routes and to further reduce the average age of our fuel-efficient fleet, to ensure we are responsive to current market conditions while maintaining high utilization rates. Our aircraft utilization rate was 11.5 block-hours per day in 2014, as compared to 11.2 block-hours per day in 2013 and to 12.1 block-hours per day in 2012.

We seek to reduce our CASK by utilizing our aircraft efficiently, concentrating on minimizing our turnaround times at airports and maintaining a high number of daily flights per aircraft. We will continue to utilize technological innovations wherever possible to reduce our distribution costs and improve our operating efficiency.

Maintain a Strong Cash Position. We currently seek to maintain an adequate cash position and to lengthen the maturity profile of our financial liabilities, avoiding the concentration of significant debt maturities over the next two years. In April 2013, we concluded an initial public offering of shares of Smiles. The proceeds of this initial public offering, or IPO, were used for the advance purchase of our flight tickets, in the amount of approximately R$1.1 billion. On December 31, 2014, we maintained a total of R$2,527.1 million in cash and cash equivalents, short-term investments and short and long-term restricted cash.

Expand Our Customer Base. Our growth strategy will concentrate on select routes and increasing the frequency of our service based on the extent and type of demand in the areas we serve in Brazil, South America, the United States and the Caribbean. We will continue to offer products across all traveler segments, offering convenient and flexible alternatives to business travelers while still making low-fare flights more accessible to a larger portion of the population, through the following measures:

•         Increased focus on business travelers. We intend to maintain our high punctuality, 94% and 93% in 2013 and 2014, respectively, and regularity, 95% and 93% in 2013 and 2014, respectively, both key elements in impacting business traveler airline choice. To achieve this level of operational performance, we implemented the fast travel concept, a series of measures intended to reduce boarding time. In addition, we offer higher-rate fares that allow flexibility to reschedule or cancel tickets with little advance notice and no additional costs, higher mileage multiplier in the Smiles loyalty program, and our new and exclusive Gol+ Gol+Conforto on São Paulo-Rio de Janeiro shuttle flights. Gol+ seats offer additional legroom and Gol+Conforto seats, which include additional legroom and recline, are located in first rows where the middle seat is not sold and are found in aircraft specifically configured for this specific route, with a higher share of business travelers. Between 2013 and 2014 the number of business travelers on our flights increased by 13% and in 2014 we were the leader in tickets sold to business travelers in domestic flights.

•         Stimulating demand. Our widely available service is also designed to make air travel more accessible and stimulate demand, particularly from fare-conscious leisure travelers and business travelers, working for small to mid-sized companies, who might otherwise use alternative forms of transportation or not travel at all. The Brazilian middle class has grown significantly in the last few years, from 66 million in 2003 to 104 million in 2012, according to the Secretary for Strategic Affairs (Secretaria de Assuntos Estratégicos), or SAE.

•         More destinations. We have increased our operations by including new destinations in our network, for example, Santo Domingo (Dominican Republic), Miami and Orlando, Florida, which were added by the end of 2012. Also, we resumed flights to Santiago, Chile, in July 2014.

Strengthen the Smiles Loyalty Program. We intend to further strengthen the Smiles loyalty program by increasing interaction with members and adding perceived value to its members through the following initiatives:

•         Separate entity. In 2013, we segregated the Smiles loyalty program activities into a distinct company, Smiles, with a management team fully dedicated to pursuing all business opportunities arising from the growth of this market in Brazil. In May 2013, Smiles concluded its R$1.1 billion initial public offering.

•         New Products. In 2012, prior to the segregation of Smiles, we launched products that are now within the Smiles loyalty program structure, including: (i) an online platform allowing members to redeem tickets in partner airlines though our website; (ii) a miles purchase program, creating an alternative for members to add to their mileage balance, which added to our revenues; and (iii) Smiles Shopping, a platform through which customers can use miles to acquire not only air tickets, but also approximately 300,000 product and service options distributed through several partners. In 2013, we launched (i) Clube Smiles, a benefits club, whereby, for a R$30.00 monthly fee, members receive 1,000 miles a month plus a one-year extension of their mileage expiration date as well as other benefits, such as early access to Smiles promotions; (ii) option to purchase and reactivate miles; (iii) option to transfer miles; and (iv) a partnership with PayPal, allowing Smiles customers to exchange miles accumulated in the program for a pre-paid virtual card that can be used as payment for purchases made with all PayPal partners.

•         Partnerships. Existing and new partnerships with large international airlines, in the form of codeshare arrangements, financial institutions, retail chain-stores, car rental and insurance companies, among others, are offered to Smiles loyalty program members with more opportunities to earn and redeem miles.

Expand Our Industry Partnerships. We believe we have the best platform to expand our customer base in the markets in which we operate through partnerships. We intend to strengthen our existing industry partnerships and enter into new ones, including with large international airlines in the form of codeshare arrangements to further increase our international feeder network, load factor and profitability.

In light of recent measures from the Brazilian government regarding potential incentives to regional air transportation we are analyzing the possibility of acquiring smaller aircraft to operate regional routes.

On December 7, 2011, we entered into a long-term commercial agreement with Delta to strengthen the operational cooperation and synergies between us. We also have a strategic maintenance, repair and operations, or MRO, partnership agreement with Delta TechOps, the maintenance division of Delta. Delta TechOps is also assisting us with our efforts to secure Federal Aviation Administration, or FAA, certification for our maintenance center. We assist Delta with certain line maintenance services for Delta aircraft with extended ground time in Brazil. In January 2013, we entered into a maintenance agreement with MTU Maintainance Hannover GmbH and MTU Maintainance Zhuhai Co., Ltd., jointly MTU, in order to provide MRO services to the remaining 50% of our CFM 56-7 engines as well as maintenance of engine parts and components of our Boeing 737 NG aircraft.

On February 19, 2014, we entered into an exclusive long term strategic partnership for commercial cooperation with Air France-KLM. Under this agreement, Air France-KLM has made a US$33 million payment and has committed to make additional payments of US$15 million for the purpose of enhancing our codesharing, connectivity and joint sale activities as well as other benefits for our customers, including the integration and improvement of products and services for our frequent flyer programs. As part of this agreement, Air France-KLM also invested US$52 million in the acquisition of a number of our newly issued preferred shares, equivalent to 1.5% of our capital stock, at an issuance price equivalent to US$12.23 per share. The agreement further provides for the creation of an alliance committee, comprised of at least one representative of Air France-KLM, at least two members of our board of directors and at least one representative of Delta, to coordinate efforts to improve the benefits of these partnerships.

As of December 31, 2014, we had eight codeshare agreements with: Delta Airlines, Air France-KLM, Aeromexico, Aerolíneas Argentinas, Etihad Airways, Qatar Airways, TAP and 79 interline agreements. In addition, we celebrated a frequent flyer program agreement with Aerolíneas Argentinas in 2014.

Further Innovate, Establish and Increase Our Ancillary Revenue Businesses. Our ancillary revenues are derived from Gollog, ticket change fees, excess baggage charges and other services. We expect further growth in these businesses, which will provide us with additional revenue at low incremental cost by:

•         Focusing on express delivery services. Through Gollog, our cargo transportation service, we make efficient use of extra capacity in our aircraft by carrying cargo. On April 15, 2015, we opened a new cargo terminal at Congonhas airport. The new terminal is part of our strategy to expand Gollog’s service network, providing more efficiency and convenience to our customers.

•         Continuously innovating and introducing new products to the Brazilian market. We have a strong track record of innovation and introduction of new business practices in Brazil. For example, in June 2009, we were the first airline to introduce the sale of beverages and food on board (buy on board) in Brazil, generating ancillary revenue without increasing our cost structure or fare price. As of December 31, 2014, we offered buy on board service on all of our flights. More recently in 2013, we introduced the sale of the new Gol+Conforto seats, which are available free of charge for Smiles Diamond and Delta Air Lines Elite customers, and to customers for an additional fee, as part of our Gol+ product. Gol+Conforto seats are currently available on all our flights. Expanding Gol+ from our shuttle routes to our entire flight network is part of our standardization process, which generates revenue and increases efficiency gains.

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

As of April 2015, we offered over 910 daily flights to 71 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Paraguay, Uruguay, the United States, Venezuela and the Caribbean region. Also, we resumed flights to Santiago, Chile, in July 2014.

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

Ancillary Revenues and Gollog Cargo Transportation

Ancillary revenues include revenues from our Gollog services as well as baggage excess and ticket change fees. Buy on board and travel insurance fees are also becoming an increasingly important part of this revenue. Further development and growth of our Gollog services is a key part of our strategy to increase ancillary revenue and serves more than 3,500 cities in Brazil and 15 destinations abroad with more than 100 stores.

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

We make efficient use of extra capacity in our aircraft by carrying cargo, through Gollog. Gollog’s success is the result of the unique service we offer to the market: the Electronic Air Waybill that can be completed online. The Gollog system provides online access to air waybills and allows customers to track their shipment from any computer with Internet access. Our 71 destinations throughout Brazil, South America, the United States and the Caribbean provide access to multiple locations in each region. With our capacity of approximately 910 daily flights, operated by 141 Boeing 737-700/800 aircraft, in addition to a fleet of approximately 400 vehicles, we can guarantee quick and reliable delivery.

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

Aircraft Fleet

On December 31, 2014, we had an operational fleet of 141 aircraft, of which two were in redelivery process, and a total fleet of 144 aircraft.

The following table sets forth the composition of our fleet at the dates indicated:

	At December 31,
Operating Fleet	Seats	2012	2013	2014
B737-700 NG	144	37	36	35
B737-800 NG	177	17	17	9
B737-800 NG Short-Field Performance	177	72	88	97
Sub total		126	141	141(1)

Non-Operating Fleet
B737-300(2)	141	19	8	3
B767-300/200	218	3	1	0
Sub total		22	9	3
Total		148	150	144

______________

(1) Two aircraft are not operational as they are in the process of being returned under their respective leases.

(2) All B737-300 aircraft result from the acquisition of Webjet. See “—Non-operating Fleet” below.

As of December 31, 2014, of our total 144 aircraft: 96 were under operating leases, 45 were under finance leases and three were owned by us.

As of December 31, 2014, our operating leases had an average remaining term of  71.5 months and original total terms of up to 138.8  months from the date of delivery of the relevant aircraft.

As of December 31, 2014, our finance leases had an average remaining term of  70 months and we had purchase options for 40 of our aircraft under finance leases.

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

In line with our strategy of combining the renovation of our fleet with disciplined growth in our seat supply, in 2014, we received nine aircraft based on operating lease contracts. We returned five aircraft under operating leases and one aircraft under finance lease contracts.

Operating Fleet

The average age of our operating fleet of 141 Boeing 737-700/800 aircraft as of December 31, 2014, was 7.2 years. The average daily utilization rate of our operating fleet in 2014 was 11.5 block hours as compared to 11.2 block hours in 2013.

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

In addition to being cost-efficient, the Boeing 737-700/800 Next Generation aircraft are equipped with advanced technology that promotes flight stability, providing a more comfortable flying experience for our customers. We use a single type of aircraft to preserve the simplicity of our operations and the introduction of any new aircraft type to our fleet will only be done if, after careful consideration, we determine that such a step will reduce our operating costs. As such, we plan to continue keeping our operating fleet of Boeing 737-700/800 aircraft, until the arrival of our newly ordered Boeing 737 Max-7/8 aircraft (the newest generation of our current aircraft) which we expect will be delivered starting 2018.

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

All of our new aircraft are equipped with the new Sky Interior standard.

Non-operating Fleet

As of December 31, 2014, we had a non-operating fleet composed of three B737-300 aircraft, resulting from the acquisition of Webjet. In addition, as of December 31, 2014, two aircraft from our operating fleet were in redelivery process.

Fleet Plan

The following table sets forth our year-end projected operating fleet through 2019:

Projected Operating Fleet Plan	2015	2016	2017	2018	2019
B737-700/800 NG*	140	139	142	148	157

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

Our low-cost low-fare business model utilizes website ticket sales as its main distribution channel, especially in the local market. For the year ended December 31, 2014, 83.1% of our passenger revenues, whether directly from the customer or through travel agents, were booked online, making us a global leader in this area. In the same period, 4.2% of our passenger revenues were booked through call centers, airport sales counters, and our BWS and 12.7% of our total sales were made through the GDS.

Our customers can purchase tickets indirectly through travel agents, who are a widely-used travel service resource in Brazil and South America, Europe, North America and other regions. For the year ended December 31, 2014, travel agents provide us with approximately 11,000 distribution outlets throughout these regions.

GDS allows us access to a large number of tourism professionals who are able to sell our tickets to customers throughout the globe and enables us to enter into interline agreements with other airlines to offer more flights and connection options to our passengers and add incremental international passenger traffic, especially to our international network.

In December 2013, we reformulated our sales website in order to make online purchases easier and faster. Our customers can now filter searches by price, check flight status and register travel companions as favorites. Additionally, customers who purchase their flights online less than 7 days before departure will have their check-in done automatically.

Partnerships and Alliances

General

Our strong market positioning enables us to successfully negotiate a number of arranged partnerships with supplementary major carriers worldwide, mostly in the form of codeshare agreements and interline agreements. Additional passenger inflows generated by these strategic partnerships help improve revenues at low incremental costs.

As of December 31, 2014, we had eight codeshare agreements with: Delta Airlines, Air France-KLM, Aeromexico, Aerolíneas Argentinas, Etihad Airways, Qatar Airways, TAP and 79 interline agreements. In addition, we celebrated a frequent flyer program agreement with Aerolíneas Argentinas in 2014.

An interline agreement is a commercial agreement between individual airlines to handle passengers traveling on itineraries that require multiple airlines. This type of agreement allows passengers to utilize a single ticket and to check their baggage through to the passengers’ final destination. Interline agreements differ from codeshare agreements in that codeshare agreements usually refer to numbering a flight with the airline’s code (abbreviation) even though the flight is operated by another airline. These agreements provide for better marketing and customer recognition of the links between the airlines.

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

On February 19, 2014, we entered into an exclusive long term strategic partnership for commercial cooperation with Air France-KLM. Under this agreement, Air France-KLM made payments of US$33 million and has committed to make additional payments of US$15 million for the purpose of enhancing our codesharing, connectivity and joint sale activities as well as other benefits for our customers, including the integration and improvement of products and services for our frequent flyer programs. As part of this agreement, Air France-KLM also invested US$52 million in the acquisition of a number of our newly issued preferred shares, equivalent to 1.5% of our capital stock, at an issuance price equivalent to US$12.23 per share.

The agreement further provides for the creation of an alliance committee, comprised of at least one representative of Air France-KLM, at least two members of our board of directors and at least one representative of Delta.

An important element of our business strategy is to cater to the corporate customer. To further develop our business relationship with our corporate customers, we have entered into partnerships with hotel chains, rental car agencies and insurance providers to offer our corporate customers the convenience of the combination of transportation and accommodation arrangements.

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

In the context of the Delta Investment, we entered into a long-term commercial agreement with Delta that included exclusivity provisions designed to strengthen the operational cooperation and synergies between the two companies, including:

•         an increase in the scope of the codeshare agreement (flight sharing). We have our own code in all Delta flights between Brazil and the United States. In addition, Delta continues to increase the use of codeshare in our flights in Brazil, South America, the United States and the Caribbean. This increases the number of flight options for passengers of both airlines, expanding our geographical reach;

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

In addition, we have also entered into an strategic MRO partnership agreement with Delta TechOps, This agreement also provides for our rendering of maintenance services to Delta aircraft with extended ground time in Brazil. See “–Maintenance.”

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

Maintenance

According to ANAC regulation, we are directly responsible for the execution and control of all maintenance services performed on our aircraft. The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks and any diagnostics and routine repairs. All of our line maintenance is performed by our own highly experienced technicians at our line maintenance service bases throughout Brazil and South America. We believe that our practice of performing daily preventative maintenance helps to maintain a high aircraft utilization rate and reduces maintenance costs. Heavy maintenance consists of more complex inspections and servicing of the aircraft that cannot be accomplished overnight. Heavy maintenance checks are performed following a pre-scheduled agenda of major overhauls defined by the aircraft’s manufacturer, based on the number of hours and flights flown by the aircraft. In addition, engine maintenance services are rendered in different MRO facilities. We do not believe that our high aircraft utilization rate will necessarily result in the need to make more frequent repairs to our aircraft, given the durability of the aircraft type in our fleet. Our aircraft are covered by warranties that have an average term of 48 months for products and parts and 12 years for structural components. The warranties on the aircraft we received in 2013 and 2014 under our firm purchase order with Boeing will start expiring in 2017 and 2018, respectively.

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

Fuel and Hedge

Our fuel costs totaled R$3,842.3 million in 2014, representing 40.2% of our operating costs and expenses for the year. In 2014, we purchased substantially all of our fuel from Petrobras Distribuidora, a retail subsidiary of Petrobras, principally under an into-plane contract under which the supplier supplies fuel and also fills our aircraft tanks. In addition to Petrobras, there are two other large fuel suppliers in Brazil. In 2014, fuel prices under our contracts were re-set every 30 days and were composed of a variable and a fixed component. The variable component is defined by the refinery and follows international crude oil price fluctuations and the real/U.S. dollar exchange rate. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract. We currently operate a tankering program under which we fill the fuel tanks of our aircraft in regions where fuel prices are lower. We also provide our pilots with training in fuel management techniques, such as carefully selecting flight altitudes to optimize fuel efficiency.

Fuel costs are extremely volatile, as they are subject to many global economic and geopolitical factors that we can neither control nor accurately predict. Because international prices for jet fuel are denominated in U.S. dollars, our fuel costs, though payable in reais, are subject not only to price fluctuations but also to exchange rate fluctuations. We maintain a fuel hedging program, based upon policies which define volume, price targets and instruments, under which we enter into fuel and currency hedging agreements with various counterparties providing for price protection in connection with the purchase of fuel. Our hedging positions cover short and long-term periods, and are adjusted weekly or more frequently as conditions require. Our hedging practices are executed by our internal risk management committee and overseen by the risk policies committee of our board of directors. The risk policies committee of our board of directors meets monthly or more often, if called, and its main responsibilities are to assess the effectiveness of our hedging policies, recommend amendments when and where appropriate and establish its views regarding fuel price trends. We use risk management instruments that have a high correlation with the underlying assets so as to reduce our exposure. We require that all of our risk management instruments be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. We also avoid concentration of credit and product risk. We have not otherwise entered into arrangements to guarantee our supply of fuel and we cannot provide assurance that our hedging program is sufficient to protect us against significant increases in the price of fuel. We also use non-derivative instruments as alternative hedge conferring an additional average protection through fixed price fuel transactions for future delivery negotiated with our main fuel supplier.

We have adopted a financial instruments policy in order to protect us against market price fluctuations of fuel, foreign exchange and interest rates that can adversely affect our operations. Our Risk Committee, which may be comprised of members of our board of directors, external consultants, and senior management, defines our objectives. The committee meets on a monthly basis, or more often, if needed, and sets strategic goals. Based on such targets, our management executes our hedging plan and establishes our derivative positions. The committee can meet on an extraordinary basis if any of its members call for a meeting.

We use Brent and heating oil zero cost collar derivative contracts as protection instruments for our fuel hedge operations. At the end of the fourth quarter of 2014, we opted to settle all our contracted put options in order to limit the downside risk given the substantial decrease in oil prices at the end of the period, only maintaining our exposure to call options.

As of December 31, 2014, we had hedged 39% of our fuel exposure in the next three months, which was composed of 26% of derivative instruments and 13% non-derivative instruments. A total of 20% of the next six months and 13% for the year are hedged by a combination of derivative and non-derivative instruments. The derivative front is represented by the existing call options, since we have unwound puts to reduce downside, even with very low probability to be achieved given the current oil prices. On the non-derivative front, we also use non-derivative instruments conferring an additional average protection of 13% for the next three months through fixed price fuel transactions for future delivery negotiated with our main fuel supplier.

The following chart summarizes our fuel consumption and costs for the periods indicated:

	Year Ended December 31,
	2013	2014
Liters consumed (in thousands)	1,511,869	1,538,202
Total fuel cost (in millions)	R$3,610.8	R$3,842.3
Average price per liter	R$2.39	R$2.50
% change in price per liter	5.7%	4.6%
Percent of operating expenses	41.6%	40.2%

We continuously invest in initiatives to reduce fuel consumption. We started using Aircraft Communications Addressing and Reporting System, or ACARS, in 2010. ACARS is a system that permits real-time digital transmission, via satellite, of important flight data between aircraft and our bases, allowing routes and flight times to be automatically updated. We decided to increase ACARS coverage and create the CCD (Digital Communications Center) within the Operational Control area, which started operating in May 2011. We had installed ACARS in 134 aircraft by the end of 2014. The Center is responsible for monitoring aircraft in real time, as well as streamlining operations and managing various flight data. We also started using GPS Landing System in January 2010 and we fully implemented the system in all our fleet at the end of 2014. This system reduces fuel consumption during take-off and landing, increases precision and safety.

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

Our main competitors in Brazil are LATAM Airlines Group, or LATAM, Azul Linhas Aéreas, or Azul, and Avianca Brasil, or Avianca. LATAM is the result of a June 2012 merger between TAM Airlines of Brazil and LAN Airlines of Chile, and is a full-service scheduled carrier offering flights on domestic routes and international routes. Azul is a low-cost regional domestic carrier, which acquired another regional carrier, Trip, in 2012. Avianca was founded in Colombia, and licensed its brand in Brazil in 2010. We also face domestic competition from other domestic scheduled carriers, regional airlines and charter airlines, which mainly have regional networks.

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

The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the significant airlines in Brazil for each of the periods indicated:

Domestic Market Share— Scheduled Airlines	2010	2011	2012	2013	2014
Gol	39.5%	37.4%	38.7%	35.4%	36.1%
Webjet(1)	5.9%	5.5%	-	-	-
LATAM(2)	42.8%	41.1%	40.8%	39.9%	38.1%
Azul(3)	6.1%	8.6%	10.1%	17.0%	16.7%
Trip(3)	2.2%	3.2%	4.5%	-	-
Avianca	2.6%	3.1%	5.4%	7.1%	8.4%
Others	1.0%	0.9%	0.7%	0.6%	0.7%

_______________

Source: ANAC

(1)     On October 3, 2011, we acquired Webjet.

(2)     Known as TAM Airlines prior to its June 2012 merger with LAN Airlines of Chile.

(3)     In May 2012, Azul acquired TRIP.

Since February 2012, the Brazilian government increased parking fees at the busiest airports, as compared to less busy airports, and at peak hours, which benefitted secondary hubs and off-peak flights in light of the differences in fees for the airlines that chose to operate in these airports or at these times. Currently, landing fees are fixed, based on the category of the airport and whether the flight is domestic or international. Navigation fees are also fixed, but consider the area overflown and whether the flight is domestic or international.

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

In January 2015 Brazil approved a law allowing the government to grant subsidies for flights departing from or arriving at regional airports. Regional airports include any airports with less than 600,000 passengers per year, increased to 800,000 passengers per year in the Amazon region. The subsidy is still subject to further regulation before it may be implemented and is limited to certain airport fees and transportation costs for the lesser of 60 passengers per flight or 50% of the seats in a given flight, except in the Amazon region where the only limit is up to 60 passengers.

International

As we expand our international services in South America, the United States and the Caribbean, our pool of competitors will increase and we will face competition from Brazilian, United States and South American airlines that are already established in the international market and that participate in strategic alliances and codeshare arrangements. In addition, non-Brazilian airlines may decide to enter or increase their schedules in the market for routes between Brazil and other South American, United States and Caribbean destinations. Also, we resumed flights to Santiago, Chile, in July 2014.

In 2010, ANAC approved the deregulation of international airfares for flights departing from Brazil to the United States and Europe, gradually removing the prior minimum fares. In addition, in 2010, the National Civil Aviation Council (Conselho de Aviação Civil), or CONAC, approved the continuity of bilateral agreements providing for open skies policies with other South American countries and a new open skies policy with the United States. The agreement with the United States is expected to be in operation by October 2015; it was already approved by the United States Government and Brazilian Legislature. A similar agreement with Europe is still in early stages. These new regulations should increase the number of passengers in South America and grow our market. To the extent that our presence and/or the presence of our partner, Delta, increase in the South American market, this will further contribute to our business. On the other hand, to the extent competition increases in the expanded South American market and we and/or Delta loose significant market share, we may be adversely affected.

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

In April 2013, we granted G.A. Smiles an option, exercisable within 12 months of the IPO (as of May 2, 2013), to purchase from us an additional number of Smiles common shares equivalent to 20% of G.A. Smiles’ initial investment, at the same price per share set in the IPO as adjusted by the CDI rate. On February 27, 2014, General Atlantic exercised this option and purchased a total amount of 3,443,476 common shares, or 2.8% of Smiles’ total capital stock, for R$80 million.

Merger of G.A. Smiles Participações S.A. into Smiles

On December 31, 2013, G.A. Smiles Participações S.A., or G.A. Smiles, merged into Smiles. The equity interest previously held by G.A. Smiles on Smiles was transferred to G.A. Smiles’ sole shareholder, G.A. Brasil Fundo do Investimento em Participações.

Overview

Smiles is one of the largest coalition loyalty programs in Brazil, with over 10.3 million members as of December 31, 2014. Its business model is based on developing a pure coalition loyalty program consisting of a single platform for accumulating and redeeming miles through a broad network of commercial and financial partners.

The Smiles loyalty program was originally launched by Varig in 1994 as a frequent flyer program and was acquired by us in 2007, together with other assets of the Varig business. Beginning in 2008, the Smiles loyalty program, which had been essentially inactive for years, underwent a complete restructuring and revitalization and, since then, the program has gained significant market share. The Smiles loyalty program has been transformed from a stand-alone program into an independent coalition loyalty program.

Currently, Smiles loyalty program allows members to accumulate miles through: (1) flights with Gol and our international partners, (2) all the significant Brazilian commercial banks that issue credit cards, including through co-branded cards issued by Bradesco and Banco do Brasil, (3) a broad network of  retail partners, including Localiza, the largest car rental agency in Brazil, Drogaria São Paulo e Pacheco, one of the largest drugstore chains in Brazil, among others, (4) direct purchases of miles by customers and (5) purchase of miles and benefits through Clube Smiles (or Smiles Club). We are Smiles’ primary redemption partner but members may also redeem miles for products and services from commercial partners.

The agreements that govern our commercial relationship with Smiles allow unrestricted access to seats on our flights.

Products and Services

Smiles’ main business is the sale of miles. Its commercial partners purchase miles to distribute to Smiles members when members purchase products or services from these partners. Members accumulate miles, which are redeemed in exchange for rewards, which in turn are acquired from Gol and other commercial partners.

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

A Smiles loyalty program account permits members to accumulate miles by purchasing products or using services offered by any of its commercial partners. Members may redeem and convert their miles into travel or non-travel rewards. Our current policy is to cancel all miles in member accounts when they expire, which varies from three to five years, with promotional miles that can expire in shorter periods.

Miles Redemption

Travel rewards represented the majority of redemptions as of December 31, 2014. However, with the option of redeeming miles through Smiles Shopping, a platform through which redemption commercial partners offer a variety of reward products, we expect that the proportion of redemptions for products other than airline travel may increase.

Miles Sales to Members, Smiles Club and Smiles and Money

Smiles was the first Brazilian loyalty program to sell miles directly to members to allow them to add miles to their account balances in order to facilitate redemption of higher value rewards. Currently, members may purchase miles through its website. Miles purchases are automatically credited to member accounts and can later be used for reward tickets or reward products through Smiles Shopping.

Smiles and Money allows members to redeem rewards using a combination of miles and money. We believe that Smiles and Money and miles sales encourage member engagement, as it expands access to rewards.

Smiles Club is a benefit club eligible for all members, through which customers receive a typical amount of 1,000 miles with access to promotions in advance, compared to non-club members. Customers who join the club pay a monthly fee for the miles received.

Commercial Partners

As of the date of this annual report, the Smiles network of commercial partners is composed of airlines, financial institutions, travel agencies, hotels, car rental agencies, gas stations, bookstores, media companies, drugstores, restaurants and parking lot operators, among others.

•         Airlines. We are the most important commercial partner in terms of miles and rewards volumes. We purchase miles from Smiles to distribute to our passengers. Additionally, Smiles offers redemptions with our airline partners, which are currently Delta Air Lines, Alitalia, Aerolineas Argentinas, Aeromexico, Air France, Etihad, KLM, Qatar Airways and TAP Airlines.

•         Financial Institutions. Smiles has commercial partnership agreements with all significant Brazilian commercial banks, including  more than 85% of the largest Brazilian commercial banks in terms of total assets as of December 31, 2014, according to the Central Bank. Smiles sells miles to these commercial partners, which distribute them proportionately to credit card spending by cardholders who are Smiles loyalty program members. Smiles also sells miles for co-branded credit cards issued by Bradesco and Banco do Brasil.

•         Travel Companies, Hotels and Car Rental Agencies. Currently, Smiles has partnership agreements with well-known domestic and international travel companies, hotels and car rental companies. These partners include Hilton HHonors Worldwide LLC, Marriott International, Starwood Hotels and Resorts Worldwide Inc, Othon Hotels, Sheraton Hotels, Atlântica Hotels International (Brasil) Ltda, and Sauípe S.A. (a tourism complex in Brazil). This network allows Smiles loyalty program members to accumulate miles at a variety of locations worldwide and throughout the course of their travels.

•         Brazilian Retailers and Distributors. Smiles has commercial agreements with important Brazilian retailers, including Petrobras Distribuidora (a fuel distributor), Polishop (a domestic electronics and merchandise retailer), the newspapers Jornal o Globo and Jornal Valor Econômico, B2W – Companhia Global do Varejo (Brazil’s largest e-commerce company), Editora Abril S.A. (one of the largest Brazilian publishing companies), Ri Happy (a toy retailer), Centauro (a sports clothing and equipment retail chain) and Walmart.com.

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

There is currently no publicly available data on the loyalty industry in Brazil. However, information disclosed by Multiplus suggests that as of December 31, 2014 they have approximately a 68% market share, as compared to 74% as of December 31, 2013, and Smiles has a 32% market share, as compared to 26% as of December 31, 2013, in number of miles issued, excluding other smaller industry players.

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

Pursuant to the Operating Agreement, the Smiles program will be our sole loyalty program. We are currently Smiles’ sole partner in the air transportation industry in Brazil, but Smiles is free to establish new partnerships in this industry with our prior authorization. We may require Smiles to enter into a partnership agreement with new partners in the air transportation industry or with a global alliance of airlines in the event we become a party to one.

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

We pay Smiles a monthly fee for managing our frequent flyer program. This fee will be adjusted on each anniversary of the Operating Agreement in accordance with our gross monthly miles purchases. For 2013 and 2014, the management fee was 6.0% of gross miles sales. From 2015 on, this fee may range between 3.5% and 6.0%, depending on our gross miles purchases.

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

Smiles may sell miles directly to its customers, subject to certain limits on miles sold per client and per period, minimum prices and the length of redemption periods.

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

On December 30, 2014, we, along with Smiles and VRG, made adjustments in the prices of standard airline tickets and miles sold for VRG, representing an increase of 18% and 17%, respectively, based on the composition of the airline tickets issued in the preceding period.

Back Office Services Agreement

On December 28, 2012, we entered into a back office services agreement with Smiles, or the Back Office Services Agreement, that contains the terms, conditions and levels of certain services to be provided to Smiles by us. These services will be provided in connection with certain back office activities including controllership, accounting, internal controls and auditing, finance, information technology, call center, human resources, inventory and legal matters. The amount recognized as expenses in 2013 totaled R$18.3 million (R$13.4 million as commercial expenses and R$4.9 million as general and administrative expenses). In 2014 the corresponding total expense amount was R$19.8 million (R$14.6 million as commercial expenses and R$5.2 million as general and administrative expenses).

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

Industry Overview

According to the International Civil Aviation Organization, or ICAO, Brazil is the third largest domestic aviation market in the world and, according to ANAC, there were 95.9 million domestic enplanements and 6.4 million international enplanements on Brazilian carriers in Brazil (which excludes international carriers) in 2014, out of a total population of over 200 million, according to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE. In contrast, according to the U.S. Department of Transportation, the United States had 664 million domestic enplanements and 103 million international enplanements in 2014, out of a total population of over 323 million, based on the latest United States census estimates.

The business travel segment is the largest component of Brazilian air transportation demand and the most profitable in the market. According to company data, business travel represented around 60% of the total demand for domestic air travel in 2014, which we believe is significantly higher than the business travel portion of domestic air travel in the global aviation sector. According to the latest data collected by ANAC, flights between Rio de Janeiro and São Paulo accounted for 5% of all domestic passengers in 2014. The ten busiest routes accounted for 69.1% of all domestic air passengers in 2013, while the ten busiest airports accounted for 50.0% and 48.8% of all domestic passenger traffic through INFRAERO airports in terms of arrivals and departures in 2013 and 2012, respectively.

In light of economic growth, the consumer domestic market (A, B and C classes) has significantly increased in the last years. According to ANAC, there were 96 million passengers in 2014 versus 92 million domestic passengers in 2013. Due to increased passenger volume, in addition to the World Cup in 2014 and the upcoming Summer Olympic Games (2016) in Brazil, domestic airport infrastructure has required substantial improvements.

In 2009, CONAC proposed to the Brazilian government a change to the regulatory limit of foreign ownership in Brazilian airline companies from 20% to 49% or higher. Since 2009, there have been no updates to this process and we are unable to anticipate if and when there will be a final decision on the matter.

In August 2011, the Brazilian government privatized the Natal airport, which construction was completed in mid-2014. In February 2012, the Brazilian government privatized the Guarulhos, Brasília and Campinas international airports, which will be operated by the winners of the privatization auction for periods of 20 to 30 years. In November 2013, the Brazilian government privatized Galeão (Rio de Janeiro) and Confins (Belo Horizonte) airports. Other airports are also expected to be privatized.

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

From 2010 to 2014, the compound annual growth rate in industry passenger traffic, in terms of domestic revenue passenger kilometers, was 5.8%, versus a compound annual growth rate in available industry domestic capacity, in terms of available seat kilometers, of 2.8%. Domestic industry load factor, calculated as revenue passenger kilometers divided by available seat kilometers, averaged 79.8% over the same period. The table below shows the figures of domestic industry passenger traffic and available capacity for the periods indicated:

	2010	2011	2012	2013	2014
	(in millions, except percentages)
Available Seat Kilometers	102,643	116,080	119,337	115,886	117,001
Available Seat Kilometers Growth	18.9%	13.1%	2.8%	-2.9%	0.9%
Revenue Passenger Kilometers	70,306	81,452	87,047	88,226	93,367
Revenue Passenger Kilometers Growth	23.6%	16.0%	6.9%	1.4%	5.8%
Load Factor	68.8%	70.2%	72.9%	76.1%	79.8%

________________

Source: ANAC, Dados Comparativos Avançados.

In 2010, Brazil was the third largest market in domestic revenue passenger kilometers and according to ANAC, in 2011, the Brazilian aviation industry showed the strongest market growth in the world. According to IATA, global domestic air travel markets expanded 5.9% in 2014 in terms of RPK, led by China and Russia.

The 2014 traffic figures reflect the industry’s current trend of controlling domestic supply through the main airlines, in response to the new cost level, as well as the sluggish growth of Brazil’s economy.

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

In 2010, ANAC approved the deregulation of international airfares for flights departing from Brazil to the United States and Europe, gradually removing the prior minimum fares. In addition, in 2010, CONAC approved the continuity of bilateral agreements providing for open skies policies with other South American countries and a new open skies policy with the United States. The agreement with the United States will be in operation starting in October 2015. A similar agreement with Europe is still in its early stages. These new regulations should increase the number of passengers in South America and grow our market. To the extent that our presence and/or the presence of our partner, Delta, increase in the South American market, this will contribute to our business. On the other hand, to the extent competition increases in the expanded South American market and we and/or Delta loose significant market share, we may be adversely affected.

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

In July 2014, ANAC published new rules governing the allocation of slots at the main Brazilian airports, which consider operational efficiency (punctuality and regularity) as the main criteria for the allocation of slots. Under these rules punctuality and regularity are assessed in two annual seasons, following the IATA summer and winter calendars, between April and September and between October and March.

The minimum punctuality and regularity targets for each series of slots in a season are 80% and 90%, respectively, at Congonhas airport (São Paulo) and 75% and 80%, respectively, for all other main airports. Airlines will forfeit any series of slots that operate below the minimum criteria in a season. Forfeited slots are redistributed 50% to new entrants, which includes airlines that operate less than 5 slots in the relevant airport in the given weekday, and 50% to all airlines operating in the relevant airport based on their share of slots. For the first allocation period at Congonhas, from October 2014 to March 2015, new entrants includes all airlines with less than 12% of the slots.

In addition, in October 2014, ANAC distributed new slots at Congonhas airport, in light of increased runway capacity, exclusively to airlines with less than 12% of the slots. Azul and Avianca were awarded 26 and 17 slots, respectively. With this new allocation of slots, we and LATAM each have 44% of the slots in terms of takeoffs and landings at Congonhas airport, after having held 47% and 48%, respectively, before the capacity increase, while Avianca’s slots increased from 5% to 7% and Azul’s increased from 0% to 5%.

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

All of the 66 Brazilian airports managed by INFRAERO at the end of 2014 are scheduled to receive some infrastructure investments and upgrades within the next three years. In addition, under the regional aviation development program, 270 current or new regional airports may receive investments in the next few years. These airport upgrade plans do not require contributions or investments by the Brazilian airlines and are not expected to be accompanied by increases in landing fees or passenger taxes on air travel.

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

In August 2011, the Brazilian government privatized the Natal airport, which construction was completed in mid-2014. In February 2012, the Brazilian government privatized the Guarulhos, Brasília and Campinas international airports, which will be operated by the winners of the privatization auction for periods of 20 to 30 years. In November 2013, the Brazilian government privatized Galeão (Rio de Janeiro) and Confins (Belo Horizonte) airports. Other airports are also expected to be privatized.

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

We hold substantially all of the shares of VRG, which are public concessionaires of air transportation services in Brazil. Under the Brazilian Aeronautical Code, the restrictions on the transfer of shares described above apply only to companies that hold concessions to provide regular air transportation services. Therefore, the restrictions do not apply to us.

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

In January 2015 Brazil approved a law allowing the government to grant subsidies for flights departing from or arriving at regional airports. Regional airports include any airports with less than 600,000 passengers per year, increased to 800,000 passengers per year in the Amazon region. The subsidy is still subject to further regulation before it may be implemented and is limited to certain airport fees and transportation costs for the lesser of 60 passengers per flight or 50% of the seats in a given flight, except in the Amazon region where the only limit is up to 60 passengers.

Aircraft Financing by Export Credit Agencies

In 2010, the U.S. Ex-Im Bank agreed on a common approach with European export-credit agencies on offering export credits for U.S. commercial aircraft. Among other things, the new Sector Understanding on Export Credits for Civil Aircraft, or the ASU, sets forth minimum guarantee premium rates applicable to aircraft delivered on or after January 1, 2013, or under firm contracts entered into after December 31, 2010 and also changes the maximum amount that may be financed.

In light of our current credit ratings and the introduction of the ASU, our minimum guaranty premium rate applicable to aircraft delivered on or after January 1, 2013 increased substantially. As a consequence, finance leases have become significantly more expensive and we have therefore entered nearly exclusively into operating leases since 2012.

Aircraft Repossession

The Cape Town treaty is an international treaty intended to standardize transactions involving movable property. The treaty creates international standards for registration of ownership, security interests (liens), leases and conditional sales contracts and various legal remedies for default in financing agreements, including repossession and the effect of particular states’ bankruptcy laws. As of December 31, 2014, the convention had been ratified by more than 60 countries, including Brazil.

C.      Organizational Structure

We are a holding company that directly or indirectly own shares of seven subsidiaries: VRG; Webjet; Smiles; four offshore subsidiaries: Gol Finance Inc., or Gol Finance; GAC Inc., or GAC; Gol LuxCo S.A., or Gol LuxCo; and Gol Dominicana Lineas Aereas Sas., or GOLD. VRG is our operating subsidiary, under which we conduct our air transportation business. Webjet was acquired in 2011 and we announced the winding up its activities at the end of 2012. We are the majority shareholder of Smiles, which conducts the Smiles loyalty program. Gol Finance, GAC and Gol LuxCo are off-shore companies established for the purpose of facilitating cross-border general and aircraft financing transactions. GOLD is a company incorporated in the Dominican Republic and is currently pre-operational.

D.      Property, Plants and Equipment

Our primary corporate offices are located in São Paulo. Our commercial, operations, technology, finance and administrative staff is based primarily at our headquarters. We have concessions to use other airport buildings and hangars throughout Brazil, including a part of a hangar at Congonhas airport where we perform aircraft maintenance. As of December 31, 2014, we had finance lease agreements for 45 Boeing 737s, 40 of which had a purchase option at the end of the contract term. We own a state-of-the-art Aircraft Maintenance Center in Confins, in the State of Minas Gerais. The certification of our aircraft maintenance center authorizes airframe maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s. We have three hangars at our Aircraft Maintenance Center, with a capacity to perform maintenance on six aircraft simultaneously and painting services on one additional aircraft. We also have room to build more hangars, if needed. We use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. See also “Item 4—Business Overview—Aircraft” and note 15 to our consolidated financial statements included herein.

ITEM 4A.     Unresolved Staff Comments

None.

ITEM 5.       Operating and Financial Review and Prospects

You should read this discussion in conjunction with our consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

A.      Operating Results

Revenues

We derive our revenues primarily from transporting passengers on our aircraft. In 2014, 89.9% of our net revenues came from passenger fares, and the remaining 10.1% came from ancillary revenues, principally from our cargo business, which utilizes cargo space on our passenger flights. Nearly all of our revenue is denominated in reais. Passenger revenue, including the part of the revenue of the Smiles loyalty program which relates to the redemption of miles for GOL flight tickets, is recognized either when transportation is provided or when the unused ticket expires. Cargo revenue is recognized when transportation is provided. Other ancillary revenue consists primarily of ticket change fees, excess baggage charges and interest on installment sales. Passenger revenues are based upon our capacity, load factor and yield. Our capacity is measured in terms of available seat kilometers (ASK), which represents the number of seats we make available on our aircraft multiplied by the number of kilometers the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing revenue passenger kilometers by available seat kilometers. Yield is the average amount that one passenger pays to fly one kilometer.

The following table demonstrates our main operating performance indicators in 2012, 2013 and 2014:

	Year Ended December 31,
	2012	2013	2014
Operating Data:
Load-factor	70.2%	69.9%	76.9%
Break-even load-factor	78.0%	67.8%	73.1%
Aircraft utilization (block hours per day)	12.1	11.2	11.5
Yield per passenger kilometer (cents)	19.7	23.4	23.8
Passenger revenue per available seat kilometer (cents)	13.8	16.4	18.3
Operating revenue per available seat kilometer (cents)	15.6	18.0	20.3
Number of departures	348,578	316,466	317,594
Average number of operating aircraft	131	121	126

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

Operating Expenses

We seek to lower our operating expenses by operating a young and standardized fleet, having one of the newest fleets in the industry, utilizing our aircraft efficiently, using and encouraging low-cost ticket sales and distribution processes. The main components of our operating expenses include aircraft fuel, aircraft rent, aircraft maintenance, sales and marketing, and salaries including provisions for our profit sharing plan.

Our aircraft fuel expenses are higher than those of low-cost airlines in the United States and Europe because production, transportation and storage of fuel in Brazil depends on expensive and underdeveloped infrastructure, especially in the north and northeast regions of the country. In addition, taxes on jet fuel are high and are passed along to us. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. The price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, varies significantly. The price per barrel was US$91.40, US$98.83, US$91.82 and US$98.42 at year-end of 2010, 2011, 2012 and 2013, respectively. In the second half of 2014, fuel prices dropped significantly due to a slowdown in demand and global economic growth, particularly in China, coupled with an increase in supply and production, principally in the United States. The price per barrel at December 31, 2014 was US$53.27 and at April 27, 2015 was US$56.67. Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also linked to fluctuations in the exchange rate of the real versus the U.S. dollar. In 2014, fuel costs represented 40.2% of our total operating costs and expenses, as compared to 41.6% in 2013. We currently enter into short-term arrangements to partially hedge against increases in oil prices and foreign exchange fluctuations.

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

Our maintenance, material and repair expenses consist of light (line) and scheduled heavy (structural) maintenance of our aircraft. Line maintenance and repair expenses are charged to operating expenses as incurred. Structural maintenance for aircraft leased under finance leases is capitalized and amortized over the life of the maintenance cycle. Since the average age of our operating fleet was 7.2 years for 141 operating Boeing 737-700/800 aircraft at December 31, 2014, and most of the parts on our aircraft are under multi-year warranties, our aircraft have required a low level of maintenance and therefore we have incurred low maintenance expenses. Our aircraft are covered by warranties that have an average term of 48 months for products and parts and 12 years for structural components. The warranties on the aircraft we received in 2014 under our firm purchase order with Boeing will start expiring in 2018. Thus, with regard to the accounting for aircraft maintenance and repair costs, our current and past results of operations may not be indicative of future results. Our Aircraft Maintenance Center in Confins, in the State of Minas Gerais, is certificated for the maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s. We currently use this facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We believe that we have an advantage compared to industry peers in maintenance, materials and repairs expenses due to our in-house maintenance. We believe that this advantage will continue in the foreseeable future.

Our sales and marketing expenses include commissions paid to travel agents, fees paid for our own and third-party reservation systems and agents, fees paid to credit card companies and advertising. Our distribution costs are lower than those of other airlines in Brazil on a per available seat kilometer (ASK) basis because a higher proportion of our customers purchase tickets from us directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. We generated 83.1% of our consolidated sales through our website and API systems in 2014 and 87.6% in 2013, including internet sales through travel agents. For these reasons, we believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will continue in the foreseeable future.

Salaries paid to our employees include annual cost of living adjustments and provisions made for our profit sharing plan.

Aircraft, traffic and mileage servicing expenses include ground handling and the cost of airport facilities. Other operating expenses consist of general and administrative expenses, purchased services, equipment rentals, passenger refreshments, communication costs, supplies and professional fees.

Operating Segments

As from January 1, 2013 we have restructured the presentation of our segment information to reflect the fact that the Smiles loyalty program has been operated from our flight transportation operations, dividing our financial information in two operating segments:

•                     flight transportation; and

•                     Smiles loyalty program.

Before January 1, 2013, the Smiles loyalty program was operated by VRG as a single business along with our flight transportation. Simultaneously with the separation of the operation of the Smiles loyalty program there was a change in Smiles’ business model. For example, until January 1, 2013 the costs associated with the redemption of miles for flight tickets were only the incremental costs associated with the air transportation operation (i.e. additional fuel, insurance, and on-board service), however, since then, under the terms of certain agreements that became effective on January 1, 2013, Smiles buys tickets from VRG at contractually agreed prices that correspond to the respective fair value of those tickets. As a result, we only have segment information as from January 1, 2013.

Our two segments have a number of transactions between each other in light of the nature of the agreements between VRG and Smiles and because the vast majority of miles redeemed are exchanged for tickets in flights operated by VRG. These transactions are more relevant in connection with net revenue, costs and finance result for each segment, as follows:

Net revenue: a significant portion of the miles redeemed revenue is eliminated when we consolidate VRG and Smiles, as they relate to tickets purchased by Smiles from VRG and revenue is ultimately recognized as passenger transportation in our flight transportation segment.

Costs: a significant portion of redemption costs in the Smiles loyalty program segment is eliminated when we consolidate VRG and Smiles as they relate to tickets purchased by Smiles from VRG and ultimately recorded as flight transportation costs in our flight transportation segment.

Finance result: under the agreements between VRG and Smiles, Smiles makes certain advance ticket purchases at a discount. This discount is recognized as a financial expense in our flight transportation segment and as a financial income in our Smiles loyalty program segment, both of which are eliminated when we consolidate VRG and Smiles.

See “–Results of Operations– Segment Results of Operations” and Note 27 to our financial statements for more information on our operating segments.

Webjet

On November 23, 2012, we began the process of winding up Webjet’s activities and the discontinuation of its brand. The first step adopted was to cease all Webjet flights. Webjet’s passengers were absorbed by us and we became responsible for all air transport and associated services for these passengers. Eleven of Webjet’s Boeing 737-300 aircraft were returned in 2013. We recognized additional costs of approximately R$140 million in the fourth quarter of 2012 in connection with Webjet’s wind up. These measures represented non-recurring expenses in 2012.

Brazilian Economic Environment

As most of our operations are domestic, we are affected by Brazilian general economic conditions. While our growth since 2001 has been primarily driven by our expansion into new markets and increased flight frequencies, we have also been affected by macroeconomic conditions in Brazil. We believe the rate of growth in Brazil is important in determining our future growth capacity and our results of operations. Our revenue passenger kilometer in the domestic market increased by 9.8% in 2014 against a decrease of 4.7% in 2013. This increase was primarily due to a higher load factor in 2014 as compared to 2013, even in light of a 1.7% domestic capacity reduction in the same period in response to Brazil’s economic slowdown starting in 2012 and to a new industry-wide cost environment in place since 2011, caused by higher fuel costs, new exchange rate levels and additional airport fees. Even in this scenario, we were able to become more efficient, focusing on established, profitable routes. Compared to 2013, our passenger revenue per available seat kilometer (PRASK) increased by 11.7%, due to a combination of higher yields and a 7.0 percentage point increase in load factor.

We are materially affected by currency fluctuations. The vast majority of our revenues are denominated in reais while a significant part of our operating expenses are either payable in or affected by the U.S. dollar, such as our aircraft operating lease payments, related maintenance reserves and deposits, and jet fuel expenses. In 2014, 55% of our operating expenses (including aircraft fuel) were denominated in, or linked to, U.S. dollars and therefore varied with the real/U.S. dollar exchange rate within the year. We believe that our foreign exchange and fuel hedging programs partially protect us against short-term swings in the real/U.S. dollar exchange rate and jet fuel prices. Overall, we believe that the combination of our revenue stream, with its correlation to movements in the real/U.S. dollar exchange rate, and short-term hedges on the U.S. dollar-linked portion of our expenses, will mitigate the adverse effect on our operating expenses of abrupt movements in the real/U.S. dollar exchange rate.

Inflation has also affected us and will likely continue to do so. In 2014, 45% of our operating expenses (excluding aircraft fuel) were denominated in reais, and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation.

The following table shows data for real GDP growth, inflation, interest rates, the U.S. dollar exchange rate and crude oil prices for and as of the periods indicated.

	December 31,
	2012	2013	2014
Real growth in gross domestic product	0.9%	2.3%	0.1%
Inflation (IGP-M)(1)	7.8%	5.5%	3.7%
Inflation (IPCA)(2)	5.8%	5.9%	6.4%
CDI rate(3)	6.9%	9.8%	10.8%
LIBOR rate(4)	0.3%	0.3%	0.3%
Depreciation of the real vs. U.S. dollar	16.7%	10.5%	9.1%
Period-end exchange rate—US$1.00	R$2.044	R$2.343	R$ 2.656
Average exchange rate—US$1.00(5)	R$1.955	R$2.161	R$ 2.353
Period-end West Texas intermediate crude (per barrel)	US$91.82	US$98.42	US$53.27
Period-end Increase (decrease) in West Texas intermediate crude (per barrel)	(7.1)%	7.2%	(45.9)%
Average period West Texas Intermediate crude (per barrel)	US$94.27	US$97.97	US$93.04
Average period increase (decrease) in West Texas Intermediate crude (per barrel)	(0.9)%	3.9%	(4.7)%

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

Property, Plants and Equipment. Property, plants and equipment, including reusable parts, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. Aircraft and engine spares acquired on the introduction or expansion of a fleet, as well as reusable spares purchased separately, are carried as fixed assets and generally depreciated in line with the fleet to which they relate. Pre-delivery deposits refer to prepayments under the agreements with Boeing for the purchase of Boeing 737-800 Next Generation and 737-800 MAX aircraft and include interest and finance charges incurred during the manufacture of aircraft and the leasehold improvements.

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

We evaluate annually whether there is any indicator that our property, plants and equipment may be impaired. Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset(s), a significant change in the long-lived asset(s) physical condition and operating or cash flow losses associated with the use of our long-lived asset(s). As of December 31, 2012, December 31, 2013 and December 31, 2014, no impairment on property, plants and equipment assets was recognized.

Lease Accounting. Aircraft lease agreements are accounted for as either operating or capital leases (finance leases). When the risks and rewards of the lease are transferred to us, as lessee, the lease is classified as a capital lease. Capital leases are accounted for as an acquisition of the asset through a financing, with the aircraft recorded as a fixed asset and a corresponding liability recorded as a debt. Capital leases are recorded based on the lesser of the fair value of the aircraft or the present value of the minimum lease payments, discounted at an implicit interest rate, when it is clearly identified in the lease agreement, or market interest rate. The aircraft is depreciated through the lesser of its useful life or the lease term. Interest expense is recognized through the effective interest rate method, based on the implicit interest rate of the lease. Lease agreements that do not transfer the risks and rewards to us are classified as operating leases. Operating lease payments are accounted for as rent and lease expense is recognized using the straight line method through the lease term.

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

Lease accounting is critical for us because it requires an extensive analysis of the lease agreements in order to classify and measure the transactions in our financial statements. Changes in the terms of our outstanding lease agreements and the terms of future lease agreements may affect how we account for our lease transactions and our future financial position and results of operations.

Goodwill and Intangible Assets. We have allocated goodwill and intangible assets with indefinite lives acquired through business combinations, for the purposes of impairment testing, to the cash-generating units, the operating subsidiaries VRG and Smiles, since segregation of their operations. Goodwill is tested for impairment annually by comparing the carrying amount to the recoverable amount of the cash-generating unit, that has been measured on the basis of its value-in-use, by applying cash flow projections in the functional currency based on our approved business plan covering a five-year period followed by the long-term growth rate of 3.5%. The pre-tax discount rate applied to the cash flow projections was 15.52% at December 31, 2014. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in our impairment evaluations are consistent with internal projections and operating plans. Airport operating rights acquired as part of the acquisition of VRG and Webjet were capitalized at fair value at that date and are not amortized. Those rights are considered to have an indefinite useful life due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. VRG tradenames were acquired as part of the VRG acquisition and was capitalized at fair value at that date. The tradename was considered to have an indefinite useful life and was not amortized. The carrying values of the airport operating rights and tradenames are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. Costs related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis. The carrying value of these intangibles is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. We assess at each balance sheet date whether intangibles with indefinite useful lives are impaired using discounted cash flow analyses, which considers the creditworthiness of the issuer of the security. As of December 31, 2012, we recognized an impairment of R$56.8 million on the Varig tradename, as evaluated under the new perspectives of its use and, therefore, the future economic benefit to be generated by it. As of December 31, 2013, we reassessed the value of the Varig brand in light of its possible discontinuation. This reexamination led us to write off the residual value of the asset, or impairment, and, as a result, the amount of R$6.3 million was registered in “Other operating expenses.” We have also incurred a write-off related to software use totaling R$10 million. For further information, see Note 16 to our financial statements. In 2014, no impairment or write-off was recognized for intangible assets.

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

In addition, certain of our lease agreements do not require maintenance deposits; instead letters of credit are issued on behalf of the lessor, which can be claimed if the aircraft maintenance does not occur as established in the review schedule. As of December 31, 2014, no letters of credit had been executed.

Our initial estimates of the maintenance expenses regarding the leases are equal to or in excess of the amounts required to be deposited. This demonstrates it is probable the amounts will be utilized for the maintenance for which they are to be deposited and the likelihood of an impairment of the balance is remote. There has been no impairment of our maintenance deposits.

A summary of activity in the Aircraft and Engine Maintenance Deposits is as follows:

	2013	2014
	(in millions of reais)
Beginning of year	327.1	412.5
Amounts paid in	108.6	100.9
Reimbursement of expense incurred	(70.9)	(219.6)
Exchange variation	47.7	49.9
End of year	412.5	343.7

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

On December, 31, 2014, tax credits arising from tax losses carryforwards and negative social contribution basis were valued based on the reasoned expected generation of future taxable income of our parent company and its subsidiaries, subject to legal limitations.

As of December 31, 2014, we had R$3.8 billion of tax loss carryforwards and negative basis of social contribution mainly as a result of the acquisition of VRG in 2007 and Webjet in 2011 and accumulated losses. Under Brazilian tax laws we may only use our tax loss carryforwards to offset taxes payable up to 30% of the taxable income for each year. Thus, despite having a balance of tax loss carryforwards, we will have to pay income taxes on any taxable income in excess of this 30% compensation limit.

Results of Operations

Consolidated Results of Operations

Year 2014 Compared to Year 2013

Demand in the Brazilian airline market, as measured in revenue passenger kilometers (RPK), increased by 5.6% in 2014 as compared to 2013, while capacity in Brazil, as measured by available seat kilometers (ASK), increased by 0.4% in the same period. These figures reflect the capacity rationalization that have been put in place in the Brazilian market since 2012.

During the course of 2013 and 2014, we concentrated on tailoring our operations to the current economic environment, becoming a more efficient airline by expanding domestic capacity and focusing on established, profitable routes. In 2014, as compared to 2013, our passenger revenue per available seat kilometer (PRASK) increased by 11.7%.

In 2014, our total available seat kilometers (ASK) decreased by 0.3% while our total revenue passenger kilometers (RPK) increased by 9.8%, when compared to 2013, reflecting our capacity management flexibility, which allowed us to adjust our capacity in line with market seasonality.

In 2014, our domestic seat supply decreased by 1.7% as compared to 2013, while domestic demand increased by 8.0%, leading to a load factor of 76.9%, 7.0 percentage points higher than in 2013. Also in 2014, our international market demand and capacity increased by 25.7% and 11%, respectively, as compared to 2013, as a result of several new flights during the year, including São Paulo to Santiago (Chile), Fortaleza (Ceará) to Buenos Aires (Argentina) and Campinas to Miami (Florida), as well as to Punta Cana (Dominican Republic) from São Paulo, Belo Horizonte (Minas Gerais) and Brasília.

The table below presents certain data from our results of operations for the periods indicated:

	Year Ended December 31,
	2013	2014
	(in millions of reais)
Operating revenues
Passenger	8,122.2	9,045.8
Cargo and other	834.1	1,020.4
Total operating revenues	8,956.3	10,066.2
Operating expenses
Salaries	(1,333.5)	(1,374.1)
Aircraft fuel	(3,610.8)	(3,842.3)
Aircraft rent	(699.2)	(844.6)
Sales and marketing	(516.1)	(667.4)
Landing fees	(566.5)	(613.2)
Aircraft, traffic and mileage servicing	(599.5)	(747.4)
Maintenance, materials and repairs	(460.8)	(511.0)
Depreciation and amortization	(561.0)	(463.3)
Other operating expenses	(342.9)	(495.5)

Total operating expenses	(8,690.3)	(9,558.8)
Equity results	-	(2.5)
Income from operations before financial expense, net and income taxes	266.0	504.9
Financial expense, net	(919.2)	(1,457.6)
Loss before income taxes	(653.2)	(952.7)
Income taxes	(71.4)	(164.6)
Net loss	(724.6)	(1,117.3)

Operating Revenue

Operating revenue increased by 12.4%, from R$8,956.3 million in 2013 to R$10,066.2 million in 2014. On a unit basis, revenue per available seat kilometer (RASK) increased by 12.7%, from R$18.0 cents in 2013 to R$20.3 cents in 2014. This was primarily due to the higher load factor levels in light of increased market demand even in light of our stable total supply.

	Year Ended December 31,
	2013	2014	Chg.%
	(in millions of reais, except percentages)
Operating revenue	8,956.3	10,066.2	12.4%
Passenger	8,122.2	9,045.8	11.4%
Cargo and other	834.1	1,020.4	22.3%

Passenger operating revenues increased by 11.4%, from R$8,122.2 million in 2013 to R$9,045.8 million in 2014. This variation was primarily due to the increase in load factor, as described above. Passenger revenue per ASK increased by 11.7% year-over-year.

Cargo and other revenue (flight booking, excess baggage, on board sales, etc.), or “ancillary revenue,” which accounted for 10.1% of our operating revenue in 2014, increased by 22.3%, from R$834.1 million in 2013 to R$1,020.4 million in 2014. This increase was primarily due to revenues generated by the “GOL+ Conforto” product in the domestic market and also a reflection of increased focus on the cargo services.

Operating Expenses

 Operating expenses increased by 10.0%, from R$8,690.3 million in 2013 to R$9,558.8 million in 2014, as discussed below.

The following table sets forth our total operating expenses for the periods indicated:

	Year Ended December 31,
	2013	2014	Chg.%
	(in millions of reais, except percentages)
Salaries	(1,333.5)	(1,374.1)	3.0%
Aircraft fuel	(3,610.8)	(3,842.3)	6.4%
Aircraft rent	(699.2)	(844.6)	20.8%
Sales and marketing	(516.1)	(667.4)	29.3%
Landing fees	(566.5)	(613.2)	8.2%
Aircraft, traffic and mileage servicing	(599.5)	(747.4)	24.7%
Maintenance, materials and repairs	(460.8)	(511.0)	10.9%
Depreciation and amortization	(561.0)	(463.3)	(17.4)%
Other operating expenses	(342.9)	(495.5)	44.5%

Total operating expenses	(8,690.3)	(9,558.8)	10.0%

On a per unit basis, our operating expense per available seat kilometer (CASK), likewise, increased by 10.3%, from R$17.51 cents in 2013 to R$19.31 cents in 2014, mainly due to a 0.3% reduction in the supply and the increase in expenses as discussed below.

The following table sets forth certain of our CASK components as a percentage of total operating expenses for the periods indicated:

	Year Ended December 31,
Operating Expenses per Available Seat Kilometer Breakdown	2013	2014	Chg %
Fuel	41.6%	40.2%	(3.4)%
Personnel	15.3%	14.4%	(5.9)%
Rent	8.0%	8.8%	10.0%
Maintenance	5.3%	5.3%	0.0%
Other	29.8%	31.3%	5.0%

The following table sets forth certain of our CASK components for the periods indicated:

	Year Ended December 31,
Operating Expenses per Available Seat Kilometer	2013	2014	Chg %
	(in cents of reais, except percentages)
Salaries	(2.69)	(2.78)	3.3%
Aircraft fuel	(7.28)	(7.76)	6.7%
Aircraft rent	(1.41)	(1.71)	21.1%
Sales and marketing	(1.04)	(1.35)	29.7%
Landing fees	(1.14)	(1.24)	8.5%
Aircraft, traffic and mileage servicing	(1.21)	(1.51)	25.0%
Maintenance, materials and repairs	(0.93)	(1.03)	11.2%
Depreciation and amortization	(1.13)	(0.94)	(17.2)%
Other operating expenses	(0.69)	(1.00)	44.9%
Operating expenses per available seat kilometer (CASK)	(17.51)	(19.31)	10.3%
CASK excluding fuel expenses	(10.24)	(11.55)	12.8%

Aircraft fuel expenses increased by 6.4%, from R$3,610.8 million in 2013 to R$3,842.3 million in 2014, largely due to the 4.6% period upturn in the average per-liter fuel price and the increase in consumption as a result of the 7.0 percentage point improvement in the load factor over the previous year. In per available seat kilometer terms, aircraft fuel increased by 6.7%, due to these same reasons discussed above in light of our stable total supply of available seat kilometer, which decreased by 0.3%.

Salaries increased by 3.0%, from R$1,333.5 million in 2013 to R$1,374.1 million in 2014, mainly due to customary annual pay raises. In per available seat kilometer terms, salaries increased by 3.3%, due to these same reasons discussed above in light of our stable total supply of available seat kilometer, which decreased by 0.3%.

Aircraft rent increased by 20.8%, from R$699.2 million in 2013 to R$844.6 million in 2014, due evenly to (i) the increase in the average leasing price in U.S. dollars over the previous year due to the return of certain Boeing 737-700 aircraft in our fleet and the introduction of additional Boeing 737-800 Next Generation aircraft which have a higher price and (ii) the average period U.S. dollar appreciation of 9.1%. In per available seat kilometer terms, aircraft rent increased by 21.1%, due to these same reasons discussed above in light of our stable total supply of available seat kilometer, which decreased by 0.3%.

Sales and marketing expenses increased by 29.3%, from R$516.1 million to R$667.4 million in 2014, due to higher expenses with marketing and advertising and losses from direct sales channels. In per available seat kilometer terms, sales and marketing expenses increased by 29.7%, due to these same reasons discussed above in light of our stable total supply of available seat kilometer, which decreased by 0.3%.

Landing fees increased by 8.2%, from R$566.5 million in 2013 to R$613.2 million in 2014. This increase was largely due to new international routes and a new governmental passenger connection fee (fully implemented as of July 2013) in all airports in which we operate in Brazil. In per available seat kilometer terms, landing fees expenses increased by 8.5%, due to these same reasons discussed above in light of our stable total supply of available seat kilometer, which decreased by 0.3%.

Aircraft, traffic and mileage servicing expenses increased by 24.7%, from R$599.5 million in 2013 to R$747.4 million in 2014, mainly due to (i) the addition of a government mandated risk premium to employees from third party companies providing handling services; (ii) IT services in the domestic and international bases; and (iii) the increase in the number of tickets purchased from partner airlines. In per available seat kilometer terms, aircraft, traffic and mileage servicing expenses increased by 25.0%, due to these same reasons discussed above in light of our stable total supply of available seat kilometer, which decreased by 0.3%.

Maintenance, materials and repairs increased by 10.9%, from R$460.8 million in 2013 to R$511.0 million in 2014, primarily due to the 9.1% average period appreciation of the U.S. dollar. In per available seat kilometer terms, maintenance, materials and repairs increased by 11.2%, due to these same reasons discussed above in light of our stable total supply of available seat kilometer, which decreased by 0.3%.

Depreciation and amortization expenses decreased by 17.4%, from R$561.0 million in 2013 to R$463.3 million in 2014, mainly due to (i) the lower number of engines capitalized in the period in line with our maintenance schedule and (ii) by the expiration of the depreciation period of certain existing engines throughout 2014. In per available seat kilometer terms, depreciation and amortization decreased by 17.2%, due to these same reasons discussed above in light of our stable total supply of available seat kilometer, which decreased by 0.3%.

Other operating expense (mainly crew travel and accommodation expenses, direct passenger expenses, equipment leasing and general and administrative expenses) increased by 44.5%, from R$342.9 million in 2013 to R$495.5 million in 2014. This increase was mainly due to reduced gains from sale leaseback operations (9 aircraft in 2014 versus 13 in 2013); and, to a lesser extent, due to (i) higher expenses with travel and accommodation due to additional costs during the World Cup; (ii) introduction of new international frequencies; and (iii) increased expenses with on-board service. In per available seat kilometer terms, other operating expense increased by 44.9%, due to these same reasons discussed above in light of our stable total supply of available seat kilometer, which decreased by 0.3%.

Financial expense, net

Our net financial expense increased by 58.6%, from R$919.2 million in 2013 to R$1,457.6 million in 2014, primarily as a result of losses from oil derivatives totaling R$370.2 million due to (i) the substantial slide in oil prices in the fourth quarter of 2014, and (ii) the net exchange rate variation of R$436.2 million due to the devaluation of the real against the U.S. dollar, which had no immediate cash effect on our long-term debt.

	Year Ended December 31,
	2013	2014	Chg. %
	(in millions of reais)
Interest on short and long-term debt	(532.1)	(592.4)	11.3%
Exchange rate variation, net	(490.1)	(436.2)	(11.0)%
Derivative net results	49.6	(459.2)	NA
Income from short-term investments	149.5	148.6	(0.6)%
Other financial expenses	(96.1)	(118.4)	23.2%
Financial expense, net	(919.2)	(1,457.6)	58.6%

Interest on short and long-term debt increased by 11.3% from 2013 to 2014 largely due to the depreciation of the real against the U.S. dollar and the interest expenses on the R$600 million debentures issued by Smiles in July 2014 to finance part of its R$1 billion capital reduction in the third quarter of 2014.

Exchange rate variation, net decreased by 11.0% mainly due to a decrease in our net liabilities denominated in U.S. dollar, which was partially offset by the 13.4% appreciation of the U.S. dollar against the real.

In 2014, we recognized derivative net loss of R$459.2 million compared to a net gain of R$49.6 million in 2013, mainly as a result of:

•           Fuel: Fuel consumption hedge transactions, which are effected through derivative contracts related to crude oil and its by-products (WTI, Brent and heating oil), generated losses of R$370.2 million in 2014 driven by the sudden and significant decrease in oil prices in the last quarter of 2014;

•           Foreign Exchange: Foreign exchange hedge transactions generated losses of R$24.7 million in 2014; and

•            Interest: Swap transactions contracted to hedge aircraft leasing against increases in interest rates generated losses of R$61.5 million in 2014.

Income from short-term investments were stable from 2013 to 2014. There was an increase in the Brazilian interbank deposit rate (DI) from 9.8% in 2013 to 10.8% in 2014, which impacted our income from short-term investments, and was partially offset by a decrease in the amount of short-term investments in reais as a result of our decision to maintain part of our cash in U.S. dollars in order to mitigate the impact of exchange variations on our financial liabilities and create a natural hedge for our foreign-currency exposure.

Other financial expenses increased by 23.2%, from R$96.1 million in 2013 to R$118.4 million in 2014, mainly due to the premium paid on the two tender offer transactions we launched to repurchase our 2017, 2020 and 2023 senior notes.

Income Taxes

Income taxes increased from an expense of R$71.4 million in 2013 to an expense of R$164.6 million in 2014 mainly due to the increase in taxable income from Smiles.

Net Loss

As a result of the foregoing, we had a net loss of R$1,117.3 million as compared to a net loss of R$724.6 million in 2013.

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

The table below presents certain data from our results of operations for the periods indicated:

	Year Ended December 31,
	2012	2013
	(in millions of reais)
Operating revenues
Passenger	7,160.0	8,122.2
Cargo and other	943.6	834.1
Total operating revenues	8,103.6	8,956.3
Operating expenses
Salaries	(1,569.7)	(1,333.5)
Aircraft fuel	(3,742.2)	(3,610.8)
Aircraft rent	(644.0)	(699.2)
Sales and marketing	(426.6)	(516.1)
Landing fees	(559.4)	(566.5)
Aircraft, traffic and mileage servicing	(528.7)	(599.5)
Maintenance, materials and repairs	(418.0)	(460.8)
Depreciation and amortization	(519.6)	(561.0)
Other operating expenses	(600.9)	(342.9)

Total operating expenses	(9,009.2)	(8,690.3)
Income (loss) from operations before financial expense, net and income taxes	(905.6)	266.0
Financial expense, net	(679.2)	(919.2)
Loss before income taxes	(1,584.8)	(653.2)
Income taxes	71.9	(71.4)
Net loss	(1,512.9)	(724.6)

Operating Revenue

Operating revenue increased by 10.5%, from R$8,103.6 million in 2012 to R$8,956.3 million in 2013. On a unit basis, revenue per available seat kilometer (RASK) increased by 15.5%, from R$15.6 cents in 2012 to R$18.0 cents in 2013. This was primarily due to the increase in passenger operating revenues, partially offset by the decrease in cargo and other revenue, as described below:

	Year Ended December 31,
	2012	2013	Chg.%
	(in millions of reais, except percentages)
Operating revenue	8,103.6	8,956.3	10.5%
Passenger	7,160.0	8,122.2	13.4%
Cargo and other	943.6	834.1	(11.6%)

Passenger operating revenues increased by 13.4%, from R$7,160.0 million in 2012 to R$8,122.2 million in 2013. This variation was primarily due to a 19.0% increase in yields between the periods. Passenger revenue per ASK increased by 18.5% year-over-year.

Cargo and other revenue (flight booking, excess baggage, on board sales, etc.), or “ancillary revenue,” which accounted for 9% of net revenue in 2013, decreased by 11.6% from R$943.6 million in 2012 to R$834.1 million in 2013. This decrease was primarily due to the segregation of Smiles and the consequent change in our assessment of the fair value of the miles issued.

Operating Expenses

Operating expenses decreased 3.5%, from R$9,009.2 million in 2012 to R$8,690.3 million in 2013, primarily due to: (i) a 7.4% decrease in domestic supply and improved fuel efficiency, which together reduced our fuel expenses by 3.5%; and (ii) a decrease in other operating expenses by 42.9%, mainly due to a provision created in 2012 with respect to the winding up of Webjet’s activities and sale leaseback gains in 2013.

 The following table sets forth our total operating expenses for the periods indicated:

	Year Ended December 31,
	2012	2013	Chg.%
	(in millions of reais, except percentages)
Salaries	(1,569.7)	(1,333.5)	(15.0%)
Aircraft fuel	(3,742.2)	(3,610.8)	(3.5%)
Aircraft rent	(644.0)	(699.2)	8.6%
Sales and marketing	(426.6)	(516.1)	21.0%
Landing fees	(559.4)	(566.5)	1.3%
Aircraft, traffic and mileage servicing	(528.7)	(599.5)	13.4%
Maintenance, materials and repairs	(418.0)	(460.8)	10.2%
Depreciation and amortization	(519.6)	(561.0)	8.0%
Other operating expenses	(600.9)	(342.9)	(42.9%)

Total operating expenses	(9,009.2)	(8,690.3)	(3.5%)

On a per unit basis, however, our operating expense per available seat kilometer (CASK) increased by 0.7% from R$17.38 cents in 2012 to R$17.51 cents in 2013, mainly due to a 4.3% reduction in total supply of available seat kilometer (ASK), which resulted in a smaller dilution of our operating expenses. Higher CASK from (i) aircraft, traffic and mileage servicing, sales and marketing, aircraft rent, depreciation and amortization and maintenance, materials and repairs was partially offset by (ii) the reduction in salaries and other operating expenses. Operating expenses per available seat kilometer excluding fuel (CASK ex-fuel) increased 0.7% from R$10.16 cents in 2012 to R$10.23 cents in 2013, for the same reasons mentioned above.

The following table sets forth certain of our CASK components as a percentage of total operating expenses, for the periods indicated:

	Year Ended December 31,
Operating Expenses per Available Seat Kilometer Breakdown	2012	2013	Chg %
Fuel	41.5%	41.6%	0.1%
Personnel	17.4%	15.3%	(2.1%)
Rent	7.1%	8.0%	0.9%
Maintenance	4.6%	5.3%	0.7%
Other	29.3%	29.8%	0.5%

The following table sets forth certain of our CASK components for the periods indicated:

	Year Ended December 31,
Operating Expenses per Available Seat Kilometer	2012	2013	Chg %
	(in cents of reais, except percentages)
Salaries	(3.03)	(2.69)	(11.2%)
Aircraft fuel	(7.22)	(7.28)	0.8%
Aircraft rent	(1.24)	(1.41)	13.5%
Sales and marketing	(0.82)	(1.04)	26.4%
Landing fees	(1.08)	(1.14)	5.8%
Aircraft, traffic and mileage servicing	(1.02)	(1.21)	18.5%
Maintenance, materials and repairs	(0.81)	(0.93)	15.2%
Depreciation and amortization	(1.00)	(1.13)	12.8%
Other operating expenses	(1.16)	(0.69)	(40.4%)
Operating expenses per available seat kilometer (CASK)	(17.38)	(17.51)	0.7%
CASK excluding fuel expenses	(10.16)	(10.24)	0.7%

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

Salaries decreased 15.0%, from R$1,569.7 million in 2012 to R$1,333.5 million in 2013, due to: (i) a 7.7% year-over-year reduction in workforce, in line with our strategy of reducing capacity in Brazil’s domestic market and (ii) the inclusion of the aviation sector in the Brasil Maior payroll-tax exemption program as of 2013. This was partially offset by the 6.0% average salary increase for 2013. In per available seat kilometer terms, salaries decreased by 11.2%, due to these same reasons.

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

Aircraft, traffic and mileage servicing expenses increased by 13.4%, from R$528.7 million in 2012 to R$599.5 million in 2013, mainly due to: (i) the increase in ramp services expenses and (ii) inflation of 5.9% (IPCA). In per available seat kilometer terms, these costs increased by 18.5% in 2013, for the same reasons in the year-over-year comparison.

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

Other operating expenses (mainly crew travel and accommodation expenses, direct passenger expenses, equipment leasing and general and administrative expenses) decreased 42.9%, from R$600.9 million in 2012 to R$342.9 million in 2013. In 2012, this expense included a provision in the amount of R$197.0 million in connection with the winding up of Webjet’s activities and asset impairment. In addition, we recorded R$116.7 million in gains from sale leaseback operations in 2013. In per available seat kilometer terms, other operating expenses decreased by 40.4%, due to the reasons explained above.

Financial expense, net

Our net financial expense increased by 35.3%, from R$679.2 million in 2012 to R$919.2 million in 2013, primarily as a result of the depreciation of the real against the U.S. dollar and the consequent increase in other financial expenses and interest on loans, considering that most of our debt is denominated in foreign currency.

	Year Ended December 31,
	2012	2013	Chg. %
	(in millions of reais)
Interest on short and long-term debt	(453.7)	(532.1)	17.3%
Exchange rate variation, net	(284.6)	(490.1)	72.2%
Derivative net results	50.3	49.6	(1.5%)
Income from short-term investments	99.3	149.5	50.6%
Other financial expenses	(90.5)	(96.1)	6.2%
Financial expense, net	(679.2)	(919.2)	35.3%

Interest on short and long-term debt  increased by 17.3% from 2012 to 2013 mainly due to: (i) a 10.5% year-over-year depreciation of the real against the U.S. dollar (affecting 78% of our total debt as of December 31, 2013, which is denominated in foreign currency); (ii) new debt issuances (10.750% Senior Notes due 2023 issued in February 2013); and (iii) an additional aircraft under finance lease (45 in 2012 against 46 in 2013).

Exchange rate variation, net increased by 72.2% from 2012 to 2013 mainly due to: (i) Brazilian macroeconomic conditions; and (ii) the 14.6% period-end depreciation of the real against the U.S. dollar. The exchange rate volatility has a direct impact on foreign-currency-denominated financial assets and liabilities.

Income from short-term investments increased by 50.6% from 2012 to 2013 mainly due to: (i) a 92% increase in our total cash position (cash and cash equivalents, financial investments and short and long-term restricted cash), with proceeds obtained mainly from the Smiles IPO, which were used for the advanced purchase of our tickets by Smiles, and (ii) the increase in the Brazilian SELIC rate.

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

Income Taxes

Income taxes changed from a credit of R$71.9 million in 2012 to an expense of R$71.4 million in 2013 due to the increase in taxable income mainly generated by Smiles. In addition, we also incurred in an increase in deferred taxes primarily due to the realization of miles issued prior to the segregation of Smiles.

Net Loss

As a result of the foregoing, we had a net loss of R$724.6 million in 2013 as compared to a net loss of R$1,512.9 million in 2012.

Segment Results of Operations

As from January 1, 2013 we have restructured the presentation of our segment information to reflect the fact the that the Smiles loyalty program has been operated from our flight transportation operations, dividing our financial information in two operating segments:

•                     flight transportation; and

•                     Smiles loyalty program.

The segment information below is presented in the format of the statements of operations that are presented in our statutory financial statements that are filed with the CVM in Brazil, which is different from the format of our consolidated statements of operation included in this annual report. This is the form of statements of operations that is presented to our chief operating decision maker, or CODM. Our CODM does not use gross profit as the profit/loss measure for purposes of making decisions about allocating resources to the segment and assessing its performance, but rather uses net income (loss) for this purpose.

	Year ended December 31, 2014
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
	(in millions of reais)
Net revenue
Passenger	8,848.8	-	8,848.8	197.0	9,045.8
Cargo and other	939.8	-	939.8	(18.3)	921.5
Miles revenue	-	808.1	808.1	(709.2)	98.9

Costs	(8,147.2)	(431,0)	(8,578.2)	431.0	(8,147.2)
Gross profit	1,641.4	377.1	2,018.5	(99.5)	1,919.0

Operating expenses
Sales and marketing	(898.6)	(65.1)	(963.7)	86.6	(877.1)
Administrative expenses	(570.9)	(35.2)	(606.1)	(0.7)	(606.8)
Other operating income, net	72.3	0.4	72.7	(0.4)	72.3
	(1,397.2)	(99.9)	(1,497.1)	85.5	(1,411.6)

Equity results	1.3	(3.8)	(2.5)	-	(2.5)

Finance results	(1,600.6)	143.0	(1,457.6)	-	(1,457.6)

Income (loss) before income taxes	(1,355.2)	416.4	(938.7)	(14.0)	(952.7)

Income taxes	(36.8)	(132.6)	(169.4)	4.8	(164.6)
Net income (loss)	(1,392.0)	283.9	(1,108.1)	(9.2)	(1,117.3)

Attributable to equity holders of the parent	(1,392.0)	155.0	(1,237.0)	(9.2)	(1,246.2)
Attributable to non-controlling interests	-	128.9	128.9	-	128.9

	Year ended December 31, 2013
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
	(in millions of reais)
Net revenue
Passenger	8,077.7	-	8,077.7	44.4	8,122.2
Cargo and other	784.1	-	784.1	(11.0)	773.0
Miles revenue	-	573.3	573.3	(512.3)	61.0

Costs	(7,559.5)	(304.0)	(7,863.5)	387.1	(7,476.4)
Gross profit	1,302.3	269.3	1,571.6	(91.8)	1,479.8

Operating expenses
Sales and marketing	(703.8)	(51.5)	(755.3)	29.8	(725.4)
Administrative expenses	(601.2)	(37.7)	(638.9)	33.8	(605.1)
Other operating income, net	116.7	-	116.7	-	116.7
	(1,188.3)	(89.2)	(1,277.5)	63.6	(1,213.8)

Finance results	(1,048.4)	129.3	(919.1)	-	(919.2)

Income (loss) before income taxes	(934.4)	309.4	(625.0)	(28.2)	(653.2)

Income taxes	20.6	(101.6)	(81.0)	9.6	(71.4)
Net income (loss)	(913.8)	207.8	(706.0)	(18.6)	(724.6)

Attributable to equity holders of the parent	(913.8)	135.9	(777.9)	(18.6)	(796.5)
Attributable to non-controlling interests	-	71.9	71.9	-	71.9

Flight Transportation Segment Year 2014 Compared to Year 2013

Operating revenues

Passenger revenues increased by R$771.0 million, or 9.5%, from R$8,077.7 million in 2013 to R$8,848.7 million in 2014. This was primarily due to our increased load factor, as discussed above.

Cargo and other revenues increased by R$155.7 million, or 19.9%, from R$784.1 million in 2013 to R$939.8 million in 2014. This increase was primarily due to revenues generated by the “GOL+ Conforto” product in the domestic market and also a reflection of more focus on the cargo business.

Operating costs and expenses

Operating costs and expenses increased by R$796.7 million, or 9.1%, from R$8,747.8 million in 2013 to R$9,544.5 million in 2014, primarily due to the reasons discussed above.

Financial expense, net

Our net financial expense increased by R$552.2 million, or 52.7%, from R$1,048.4 million in 2013 to R$1,600.6 million in 2014, primarily as a result of losses from fuel hedges, totaling R$370.2 million, and the net exchange variation of R$426.0 million, as discussed above.

Income taxes

Income taxes changed from a credit of R$20.6 million in 2013 to an expense of R$36.8 million in 2014, mainly due to the realization of deferred taxes on temporary differences and recognition of deferred tax assets up to the amounts considered recoverable.

Net loss

As a result of the foregoing, our flight transportation segment had a net loss of R$1,392.0 million in 2014 as compared to a net loss of R$913.8 million in 2013.

Smiles Loyalty Program Segment Year 2014 Compared to Year 2013

In 2014, Smiles’ members accumulated 41.7 billion miles, an increase of 7.4% over 2013. Considering only our commercial partners, i.e., excluding VRG, members accumulated 33.9 billion miles, representing an increase of 16.1% when compared to 2013. The increase is related to client engagement initiatives, consistently closer relationship with our commercial partners and increase in volume of credit cards transactions.

In 2014, 33.6 billion miles were redeemed, an increase of 9.4% when compared to 2013, mainly due to changes in the burn/earn ratio, which increased 1.4 p.p. as compared to 2013. The burn/earn ratio is the ratio between the number of miles redeemed and accumulated.

Operating revenues

Smiles’ operating revenues are mainly derived from redemptions, which are recognized when customers exchange their miles for flight tickets, goods or services from Smiles’ airline and commercial partners. Operating revenues are also composed of breakage, as result of miles which expired.

The following table sets forth the Smiles’ operating revenues for the periods indicated:

	Year Ended December 31,
	2013	2014	Chg.%
	(in millions of reais, except percentages)
Miles redemption revenues	307.5	540.7	75.8%
Money revenues (Smiles & Money)	237.4	263.2	10.9%
Breakage revenues	74.3	68.8	(7.4%)
Other revenues	12.9	17.9	38.8%
Direct taxes	(58.8)	(82.6)	40.5%

Total operating revenues	573.3	808.1	41.0%

Revenues from miles redemption increased 75.8%, from R$307.5 million in 2013 to R$540.7 million in 2014. This increase resulted from significant miles redemption growth over the year, combined with higher participation of the new miles (accrued after January 01, 2013) compared to the total redeemed miles in the program (from 47.6% in 2013 to 77.2% in 2014).

Revenues from money revenues of the Smiles & Money product increased 10.9% from R$237.4 million in 2013 to R$263.2 million in 2014, mainly due to an increase in sales of the Smiles & Money product, which is a relatively new product, launched in 2013.

Breakage revenues, derived from the expected expiration of miles, decreased 7.4% from R$74.3 million in 2013 to R$68.8 million in 2014, as a result of the decrease in expected breakage rate.

Other revenues remained stable from R$12.9 million in 2013 to R$17.9 million in 2014.

Direct taxes refers to PIS and COFINS, calculated over gross revenue. The effective rate was 9.3% in both period.

Operating costs and expenses

Operating costs and expenses increased by 35.0%, from R$393.2 million in 2013 to R$530.8 million in 2014, mainly due to the significant increase in redemptions costs, which increased 41.7% from R$304.0 million in 2013 to R$430.9 million in 2014, as a consequence of the robust growth of miles redeemed.

Net financial income

Our net financial income increased by 10.7%, from R$129.2 million in 2013 to R$143.0 million in 2014, primarily as a result of the increase in income from discounts related to anticipated purchases of tickets from VRG under the terms of our agreement, partially offset by interest expenses of the debentures issued in July 2014 in the amount of R$600.0 million.

Smiles issued debentures to finance part of its R$1 billion capital reduction completed in the third quarter of 2014. GLAI received R$543.9 million in cash from this capital reduction, while the minority shareholders received R$456.1 million.

Income taxes

Income taxes expenses increased 30.5% from R$101.6 million in 2013 to R$132.6 million in 2014 mainly due to the 34.6% increase in income before income taxes.

Net income

As a result of the foregoing, our Smiles loyalty program segment had a net income of R$283.9 million in 2014 as compared to R$207.8 million in 2013, representing an increase of 36.6%, or R$76.1 million.

B.      Liquidity and Capital Resources

Cash Flow Analysis

Operating Activities. Our strategy is to rely primarily on cash flows from operations to provide working capital for current and future operations. In 2014, 2013 and 2012, we generated net cash from operating activities of R$968.7 million, R$403.9 million and R$133.3 million, respectively.

In 2014, cash generated by operating activities was positively impacted principally by utilization of short-term investments in our working capital, and, to a lesser extent, our improved operating results.

In 2013, cash generated by operating activities was positively impacted by (i) R$396.6 million in advance ticket sales, which can be explained by an increase in our average yields and (ii) R$163.0 million related to our mileage program. These were partially offset by (i) the R$116.3 million decrease in cash deposits and (ii) the R$570.6 million decrease in financial investments.

Investing Activities. In 2014, 2013 and 2012, our net cash used in investing activities totaled R$271.1 million, R$318.9 million and R$590.4 million, respectively, as a result of the reduction of acquisition of property, plants and equipment, which were R$199.2 million, R$238.0 million and R$454.2 million in 2014, 2013 and 2012, respectively, primarily due to pre-delivery deposits for the acquisition of new Boeing 737 aircraft and the reduced level of new aircraft deliveries.

Financing Activities. Net cash used by financing activities totaled R$309.6 million in 2014 and R$4.4 million in 2012 and net cash generated by financing activities totaled R$807.2 million in 2013.

In 2014, the net cash used was mainly due to (i) the capital decrease by Smiles in the amount of R$456.1 million paid to its minority shareholders and (ii) R$255.9 million in payments of financial leases, which was partially offset by the issuance of debt, net of repayments, of R$355.2 million.

In 2013, net cash generated by financing activities totaled R$807.2 million and consisted primarily of: (i) a R$1,096.0 million capital increase related to Smiles’ IPO; and (ii) R$404.0 million in funding operations closed during the year. These proceeds were partially offset by the R$676.6 million in aircraft lease and debt payments.

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

Our cash position as of December 31, 2014 was equivalent to 25.1% of our trailing 12 months’ operating revenues. We are also committed to having no significant financial debt maturities (excluding finance leases) coming due within any two-year horizon.

As of December 31, 2014, we had R$963.4 million in cash and cash equivalents and short-term investments held outside Brazil, of which R$325.8 million (VEF 943,466) of unrestricted cash and cash equivalents was held in Venezuela, considering foreign currency losses of R$73.0 million. This balance includes amounts valued between VEF 6.30 per US$ 1.00 and VEF 12.00 per US$ 1.00, with the rate depending on the date we submitted our repatriation request to the Venezuelan government. These rates are materially more favorable than the exchange rates currently prevailing for other transactions conducted outside of the Venezuelan government’s current system that we participate in. While the cash is available for use in Venezuela, our ability to repatriate these funds has been limited due to Venezuela government controls and until these funds can be repatriated, they are at risk of future devaluations.  For more information on risks associated with the repatriation of funds held outside Brazil, see “Risk Factors—New and existing regulations and government actions regarding the repatriation of funds as well as the devaluation of currencies in foreign countries where we have operations could adversely affect us.”

The following table sets forth certain key liquidity data at the dates indicated:

	At December 31,
	2013	2014	% Change
	(in millions of reais)
Real denominated	2,268.5	1,896.1	(16.4)%
Cash and cash equivalents	995.9	991.4	0.5%
Short-term investments and short and long-term restricted cash	988.1	480.8	(51.3)%
Short-term receivables	284.5	423.9	49.0%
Foreign exchange denominated	1,569.9	1,539.9	(1.9)%
Cash and cash equivalents	639.7	907.4	41.8%
Short-term investments	422.0	147.6	(65.0)%
Short-term receivables	40.4	28.7	(28.9)%
Advances for acquisition of aircraft	467.8	456.2	(2.5)%
Total	3,838.4	3,436.0	(10.5)%

As of December 31, 2014, cash and cash equivalents, short-term investments and short and long-term restricted cash were R$2,527.1million, consisting of R$1.898.8 million in cash and cash equivalents, R$296.8 million in short-term investments and R$331.6 million in restricted cash. The decrease in total cash, as compared to 2013 was affected by the settlement of the majority of our fuel hedge operations in the fourth quarter of 2014.

As of December 31, 2014, we had R$456.2 million deposited with Boeing as advances for aircraft acquisitions, a decrease of 2.5% as compared to December 31, 2013, mainly due to aircraft deliveries made in 2013 and the lower number of new aircraft deliveries scheduled under our fleet plan for the next 12 months.

Indebtedness

The following table sets forth our loans and financings at December 31, 2014 and 2013:

	At December 31,
	2013	2014	% Change
	(in millions of reais)
Loans and financing	2,891.7	3,469.5	20.0%
Aircraft finance lease	2,195.3	2,224.7	1.3%
Interest accrued	83.0	65.6	(21.0)%
Perpetual bonds	419.3	475.5	13.4%
Total loans and financing	5,589.4	6,235.2	11.6%

As of December 31, 2014, our total debt was R$6,235.2 million, with an average term of 4.3 years (excluding perpetual notes) and an average interest rate of 12.3% for obligations in local currency and of 7.95% for U.S. dollar-denominated obligations. Our loans and financing were negatively affected by the period end depreciation of the real against the U.S. dollar of 13.4% between 2013 and 2014.

Loans and Financing

The following tables sets forth our short-term and long-term loans as of December 31, 2013 and 2014:

	At December 31,
	2013	2014	% Change
Short-Term Debt	(in millions of reais)
Local currency	60.3	544.1	802.3%
Safra	32.3	16.4	(49.2)%
BNDES- loan	3.1	3.1	0.0%
BDMG loan(1)	5.2	-	(100.0)%
Debentures IV	-	167.0	100.0%
Industrial CDB	-	347.5	100.0%
Interest	19.7	10.2	(48.2)%
Foreign currency (U.S. Dollars)	380.6	566.7	48.9%
JP Morgan	51.5	54.2	5.2%
Engine facility (Cacib)	-	14.0	100.0%
FINIMP(2)	5.8	117.6	1,928%
Finance lease	259.8	325.3	25.2%
Interest	63.4	55.5	(12.5)%
Total Short-Term Debt	440.8	1,110.7	152.0%

Long-Term Debt
Local Currency	1,182.7	1,021.2	(13.7)%
BNDES loan(3)	8.0	4.9	(38.8)%
BDMG loan(1)	15.7	-	(100.0)%
Safra	65.6	82.6	25.6%
Debentures IV	598	443.1	(25.9)%
Debentures V	496	490.6	(1.1)%
Foreign currency (U.S. Dollars)	3,546.5	3,627.9	2.3%
JP Morgan	1.5	13.6	806.7%
Senior Notes	1,609.5	1,556.5	(3.3)%
Engine facility (Cacib)	-	158.4	100.0%
Finance lease	1,935.5	1,899.4	(1.9)%
Total long-term debt	4,729.2	4,649.1	(1.7)%
Total loans ex-perpetual bonds	5,170.1	5,759.8	11.4%
Perpetual bonds	419.3	475.5	13.4%
Total loans and financing	5,589.4	6,235.2	11.6%

_______________________

(1) Credit line with Banco de Desenvolvimento de Minas Gerais (Minas Gerais State Development Bank) used to finance the development of our Confins maintenance center.

(2) Credit line with Banco do Brasil used to finance import of rotables parts.

(3) Credit line with Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian Development Bank), or BNDES, used to finance the development of our Confins maintenance center.

On February 14, 2014, we entered into a financing of engine maintenance with J.P. Morgan in the amount of US$17.7 million with quarterly amortization and interest payments,  guaranteed by the Ex-Im Bank.

On June 30, 2014, we entered into a financing of US68.0 million with Credit Agricole Corporate and Investment Bank, guaranteeing 12 proprietary spare CFM56-7B engines, with the possibility of an additional US$100 million for future proprietary engine deliveries.

On July 15, 2014, Smiles issued R$600 million in debentures, or the Smiles Debentures. The Smiles Debentures bear interest equivalent to 115% of the CDI rate, have 12 monthly amortization payments and mature on July 4, 2015. The proceeds from the debentures were used to pay Smiles’ shareholders in connection with Smiles subsequent return of capital, which occurred on July 16, 2014 and totaled R$1.0 billion. We received our proportional share of 54.5% of the return of capital.

On July 29, 2014, we concluded a tender offer, pursuant to which we acquired and subsequently cancelled US$88.2 million and US$98.9 million in aggregate principal amount of our senior notes due 2017 and 2023, respectively.

On June 30, 2014, we cancelled US$20.3 million in aggregate principal amount of our senior notes due 2023 that had been previously acquired through open market purchases.

On September 18, 2014, we priced an offering of US$325.0 million 8.875% Senior Notes due 2022. The Notes constitute senior unsecured obligations of Gol Luxco, our subsidiary, and may be redeemed after four years of the issuance.

On September 25, 2014, we concluded an additional tender offer, pursuant to which we acquired US$37.7 million, US$141.6 million and US$45.7 million in aggregate principal amount of our senior notes due 2017, 2020, and 2023, respectively.

Aircraft Finance Leases

The following table sets forth our aircraft finance lease as of December 31, 2013 and 2014:

	As of December 31,
	2013	2014	% Change
Short-Term Debt (Foreign Currency - U.S. Dollars)	(in millions of reais)
Finance Lease	259.8	325.3	25.2%
Long-Term Debt (Foreign Currency - U.S. Dollars)
Finance Lease	1,935.5	1,899.4	(1.9%)
Total Aircraft Finance Lease	2,195.3	2,224.7	1.3%

On December 31, 2014, aircraft finance lease totaled R$2,224.7 million, including aircraft finance lease paid in monthly installments with funds generated from our operations. Financial expenses related thereto are booked as financial expenses in the statement of operations.

Total short-term debt at December 31, 2014 totaled R$1,110.7 million consisting of aircraft finance lease of R$325.3 million, interest of R$65.6 million and loans of R$719.8 million. Long-term debt totaled R$5,124.5 million, consisting of aircraft finance leases of R$1,899.4 million, perpetual bonds of R$475.5 million and loans of R$2,749.7 million.

The following table sets forth the maturities and interest rates of our indebtedness:

	Maturity	Contractual Interest p.a.	Effective Interest p.a.	Currency
BNDES	jul/17	TJLP + 1.40%	6.15%	Real
Debentures IV	sep/18	128.0% of CDI	13.09%	Real
Debentures V	jun/17	128.0% of CDI	12.97%	Real
Debentures Smiles	jul/15	115.0% of CDI	8.85%	Real
Safra	may/18	128.0% of CDI	12.22%	Real
Finimp	nov/15	3.86%	3.86%	U.S. dollar
J.P. Morgan (III)	mar/15	0.91%	1.92%	U.S. dollar
J.P. Morgan (IV)	feb/16	0.91%	0.72%	U.S. dollar
Senior Notes 2017	apr/17	7.50%	7.63%	U.S. dollar
Engine Facility	jun/21	Libor + 2.25%	2.52%	U.S. dollar
Senior Notes 2020	jul/20	9.25%	9.65%	U.S. dollar
Senior Notes 2022	jan/22	8.875%	9.25%	U.S. dollar
Senior Notes 2023	feb/23	10.75%	11.30%	U.S. dollar
Perpetual Bonds	n/a	8.75%	8.75%	U.S. dollar

The following table sets forth our payment schedule, in millions of reais, for our loans and financings (excluding aircraft financings):

	2015	2016	2017	2018	2019	After 2019	Without maturity	Total
Real Denominated	534.0	329.5	328.2	363.4	-	-	-	1,555.1
BNDES	3.1	3.1	1.8	-	-	-	-	8.0
Safra	16.4	33.3	33.3	15.9	-	-	-	98.9
Debentures IV, V and Smiles	514.5	293.1	293.1	347.5	-	-	-	1,448.2
U.S. Dollar Denominated	185.8	27.8	237.7	14.2	14.2	1,434.6	475.5	2,389.8
Finimp	117.6	-	-	-	-	-	-	117.6
J.P. Morgan	54.2	13.6	-	-	-	-	-	67.8
Engine Facility	14.0	14.2	14.2	14.2	14.2	101.6	-	172.4
Senior Notes 2017	-	-	223.5	-	-	-	-	223.5
Senior Notes 2020	-	-	-	-	-	408.7	-	408.7
Senior Notes 2022	-	-	-	-	-	83.0	-	83.0
Senior Notes 2023	-	-	-	-	-	841.3	-	841.3
Perpetual Bonds	-	-	-	-	-	-	475.5	475.5
Total*	719.8	357.3	565.9	377.6	14.2	1,434.6	475.5	3,944.9

___________________

*  excluding interest expenses and finance leases.

For further information on our financing activities, see note 17 to our consolidated financial statements included elsewhere herein.

Covenant Compliance

Our long-term financings contain customary covenants and our Debentures IV and V have restrictions that require us to comply with specific debt liquidity and interest expense coverage ratios.

On December 31, 2014, our Debentures IV and V had the following restrictive covenants: (i) net debt/EBITDA below 4.58 times and (ii) debt coverage ratio (ICD) of at least 1.0 times. On the same date, our measurements for each of the restrictive covenants were: (i) net debt/EBITDA of 3.83 times; and (ii) debt coverage ratio (ICD) of 1.21 times. As of December 31, 2014, we were in compliance with our covenants.

Other Financing Sources and Measures

We did not declare dividends for the fiscal years ended December 31, 2014, 2013 and 2012.

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

On February 19, 2014, we entered into an exclusive long term strategic partnership for commercial cooperation with Air France-KLM. Under this agreement, Air France-KLM has made a US$33 million payment and has committed to make additional payments of US$15 million for the purpose of enhancing our codesharing, connectivity and joint sale activities as well as other benefits for our customers, including the integration and improvement of products and services for our frequent flyer programs. As part of this agreement, Air France-KLM also invested US$52 million in the acquisition of a number of our newly issued preferred shares, equivalent to 1.5% of our capital stock, at an issuance price equivalent to US$12.23 per share. The agreement further provides for the creation of an alliance committee, comprised of at least one representative of Air France-KLM, at least two members of our board of directors and at least one representative of Delta, to coordinate efforts to improve the benefits of these partnerships.

On March 23, 2015 our shareholders approved certain amendments to our by-laws that increased our equity financing capacity. Prior to the amendments above mentioned, we were unable to issue additional preferred shares without simultaneously issuing common shares due to legal and regulatory restrictions. The amendments represent a long-term structural solution to improve our capacity to raise equity capital. The amendments, especially the common stock split, will enable us to issue new preferred shares without issuing common shares, thereby allowing it to finance its operations more effectively. Consequently, we will not depend on the controlling shareholder to raise equity capital. Please see “Item 9. The Offer and Listing–C. Markets–Corporate Governance Practices” for further details.

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

Our plans contemplate operating 140 aircraft by the end of 2015. As of December 31, 2014, we had 130 outstanding firm purchase orders with Boeing for 737-800 Next Generation aircraft. Committed expenditures for these aircraft, based on aircraft list price and including estimated amounts for contractual price escalations and pre-delivery deposits, are US$497.7 million in 2015, US$520.7 million in 2016, US$801.8 million in 2017, US$547.6 million in 2018 and US$12,459.9 million beyond 2018. The firm aircraft orders are a significant financial commitment.

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

In light of our current credit ratings and the introduction of the ASU, our minimum guaranty premium rate applicable to aircraft delivered on or after January 1, 2013 increased substantially. As a consequence, finance leases have become significantly more expensive and we have therefore entered nearly exclusively into operating leases since 2012.

Recent Accounting Pronouncements

As of the date of our consolidated financial statements included elsewhere in this annual report we had adopted all new and revised standards and interpretations without any material impact on us.

The standards and interpretations issued, but not yet effective to the financial statements included herein, are being evaluated by us, such as IFRS 9 – Financial Instruments and IFRS 15 – Revenue from Contracts with Customers. See Note 2.2 to our financial statements included elsewhere in this annual report.

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

D.      Trend Information

For 2015, we expect no variation in the domestic market seat supply, due to the macroeconomic scenario in Brazil, Brazilian real depreciation and an intense competitive scenario for airfares.

E.      Off-Balance Sheet Arrangements

None of our 96 operational aircraft recognized as operating lease obligations is reflected on our balance sheet. At December 31, 2014, we had 45 aircraft recognized as finance leases on our balance sheet. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

F.       Tabular Disclosure of Contractual Obligations

Our main non-cancelable contractual obligations as of December 31, 2014 included the following:

	Total	2015	2016	2017	2018	2019	After 2019	Without Maturity
		(in millions of reais)
Non-derivative financial instruments
Operating leases	4,794.8	785.1	697.7	632.9	539.3	482.8	1,657.0	-
Finance leases(1)	2,549.9	417.1	399.2	369.4	363.1	302.2	698.9	-
Short-term debt	785.5	785.5	-	-	-	-	-	-
Long-term debt	3,225.1	-	357.3	566.0	377.7	14.2	1,434.6	475.5
Total non-derivative financial instruments	11,355.3	1,987.7	1,454.2	1,568.3	1,280.1	799.1	3,790.5	475.5
Total finance leases interest	(325.3)	(91.3)	(73.1)	(57.2)	(42.1)	(28.2)	(33.3)	-
Total non-derivative financial instruments excluding total finance leases interest	11,030.1	1,896.3	1,381.1	1,511.1	1,238.0	770.9	3,757.2	475.5

Derivative financial instruments
Fuel derivative	-	-	-	-	-	-	-	-
Foreign exchange derivative	3.7	3.7	-	-	-	-	-	-
Interest rate swaps	81.7	6.6	7.4	56.6	11.1	-	-	-
Total derivative financial instruments	85.4	10.4	7.4	56.6	11.1	-	-	-
Aircraft commitments
Pre-delivery deposits	5,292.9	289.9	154.2	267.9	651.1	695.0	3,234.7	-
Aircraft purchase commitments	39,441.8	1,323.8	1,385.1	2,132.7	1,456.7	4,465.3	28,678.1	-
Total aircraft commitments	44,734.7	1,613.8	1,539.3	2,400.6	2,107.9	5,160.3	31,912.8	-
Total	55,850.2	3,520.4	2,927.8	3,968.3	3,356.9	5,931.3	35,670.0	475.5

_________________

(1) Includes finance leaser interest.

ITEM 6.       Directors, Senior Management and Employees

A.      Directors and Senior Management

Under our by-laws, we are managed by our Conselho de Administração, or board of directors, which is composed of at least five members and at most ten members, and our Diretoria, or board of executive officers, which is composed of at least two and at most seven members. According to the Differentiated Corporate Governance Practices Level 2 introduced by BM&FBOVESPA, at least 20% of the members of our board of directors shall be “independent directors,” as defined by the BM&FBOVESPA.

Our management and board of directors is supported and advised by a number of committees which comprise highly specialized and qualified individuals. These committees actively participate in the strategic and other key decisions of our management and we believe they add substantial value to our business. We currently have the following Committees and Sub Committees: i) People Management and Corporate Governance Committee; ii) Financial Policies Committee; iii) Accounting and Tax Policies and Financial Statements Sub Committee; iv) Risk Committee; v) Alliances Committee and vi) Audit Committee. The Audit Committee is a permanent advisory body to the Board of Directors and has the responsibilities set under CVM Rule no. 308/99, as amended. A permanent Governance Committee shall be installed if the controlling shareholder holds an economic interest in our company equal to or less than 35%.

We are committed to achieving and maintaining high standards of corporate governance. In working towards this goal, we have established a committee to monitor and make recommendations with respect to corporate governance “best practices” to our board of directors. In addition, in connection with listing as a Level 2 company on the BM&FBOVESPA, we agreed with the BM&FBOVESPA to grant certain additional rights not required of Level 2 companies to our shareholders, such as tag-along rights offering our preferred shareholders 35 times the price paid per common share of controlling block shareholders. We conduct our business with a view towards transparency and the equal treatment of all of our shareholders. We have implemented policies to help to ensure that all material information that our shareholders require to make informed investment decisions is made available to the public promptly and that we at all times accurately reflect the state of our operations and financial position through press releases, filings with the SEC and Brazilian Securities Commission (“CVM”), and by keeping the investor relations section of our website current and complete. We have also adopted formal policies that restrict trading in our preferred shares by company insiders.

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

Board of directors

Our board of directors is dedicated to providing our overall strategic guidelines and, among other things, is responsible for establishing our general business policies and for electing our executive officers and supervising their management. Currently, our board of directors is comprised of 8 members, 3 of whom qualify as independent based upon New York Stock Exchange criteria. The board of directors meets an average of 5 times per year or whenever requested by the chairman or three members of our board of directors.

Under the Brazilian corporation law, each director must be elected by the holders of our common shares at the Assembleia Geral Ordinária, or the annual general meeting of shareholders. There are no provisions in our by-laws restricting (i) a director’s power to vote on a proposal, arrangement or contract in which such director is materially interested, or (ii) the borrowing powers exercisable by our directors from us. However, under the Brazilian corporation law, a director is prohibited from voting on any matter in which such director has a conflict of interest with our company.

Additionally, under the Brazilian corporation law, shareholders of publicly traded companies, such as we are, who together hold non-voting or voting-right restricted preferred shares representing at least 10% of our total share capital for at least three months are entitled to appoint one member of our board of directors.

Under our by-laws, the members of the board of directors are elected by the holders of our common shares at the annual general meeting of shareholders. Recent amendments to our by-laws estipulate that if the controlling shareholder at any time holds an economic interest in our company equal to or less than 35% and greater than 15%, at least 40% of the directors shall be independent and the preferred shareholders shall have the right to elect one of the independent directors. Also, if the controlling shareholder at any time holds an economic interest in our company equal to or less than 15% and greater than 7.5%, at least 50% of the directors shall be independent and the preferred shareholders shall have the right to elect two of the independent directors.  If the controlling shareholder at any time holds an economic interest in our company equal to or less than 7.5%, at least 60% of the directors shall be independent and the preferred shareholders shall have the right to elect two of the independent directors.

Members of our board of directors serve simultaneous one-year terms and may be re-elected. The term of our current directors expires at the end of April 2016. Our by-laws do not provide for a mandatory retirement age for our directors.

The following table sets forth the name, age and position of each member of our board of directors. A brief biographical description of each member of our board of directors follows the table.

Name	Age	Position
Constantino de Oliveira Junior	46	Chairman
Henrique Constantino	43	Vice-Chairman
Antonio Kandir*	61	Director
Joaquim Constantino Neto	50	Director
Luiz Kaufmann*	69	Director
Edward H. Bastian	57	Director
Ricardo Constantino	52	Director
Richard F. Lark*	48	Director

_____________

* Denotes an independent director

Constantino de Oliveira Junior has been a member of Gol’s board of directors since we were founded in 2001 and is currently the chairman of the board of directors. He was also Gol’s chief executive officer from 2001 to 2012. Mr. Constantino de Oliveira Junior introduced the “low-cost, low-fare” concept to the Brazilian airline industry and was named “Most Valuable Executive” by the Brazilian newspaper Valor Econômico in 2001 and 2002. He was also elected the leading executive in the logistics sector by the readers of Gazeta Mercantil, a Brazilian financial newspaper, in 2003, and in 2008, was named a “Distinguished Executive” in the Air Transportation category at the Latin American Aeronautics Gallery, or GALA, awards, sponsored by IATA. From 1994 to 2000, he served as a director of a passenger land transportation company. Mr. de Oliveira studied Business Administration at the Universidade do Distrito Federal and attended the Executive Program on Corporate Management for Brazil conducted by the Association for Overseas Technical Scholarships. In addition to being on the board of the directors, he is a member of our People Management and Corporate Governance Committee, Financial Policies Committee, Risk Committee and Alliances Committee.

Henrique Constantino has been a member of our board of directors since March 2004 and became our vice-chairman of the board in June 2010. He helped found Gol and served as its chief financial officer from January 2001 to March 2003, when he became a member of the board. Mr. Henrique Constantino is also a member of the board of directors of Providência S.A. and BR Vias S.A. Mr. Constantino has a law degree from CEUB—Centro de Ensino Unificado de Brasília and has a post-graduate degree in Business Administration from EAESP—FGV (Fundação Getúlio Vargas—São Paulo). Mr. Henrique Constantino is also a member of People Management and Corporate Governance Committee and Alliances Committee.

Antonio Kandir has been a member of our board of directors since August 2004. Mr. Kandir is an economic consultant. In the last ten years, Mr. Kandir has participated in Board of Directors and have managed several investments funds. Currently, Mr. Kandir is a member of the Board of Directors of AEGEA, Marisol, FCC Group and CSU. Mr. Kandir served in the Brazilian government as a Federal Lower House Representative for two terms of office, during which he served as Planning and Budget Minister and Secretary of Economic Policy and President of the Privatization Council. He has a bachelor degree in production engineering from the Escola Politécnica at Universidade de São Paulo and bachelors, masters and doctoral (PhD) degrees in Economics from Universidade Estadual de Campinas. Mr. Kandir is an independent member of our board of directors under the requirements of the SEC and NYSE listing standards and is a member of our audit committee. Mr. Kandir is also a member of our People Management and Corporate Governance Committee.

Joaquim Constantino Neto has been a member of our board of directors since March 2004. He has been the chief operations officer of the Comporte group since 1994. From 1984 to 1990, he was in charge of operations of Empresas Reunidas Paulista de Transportes Ltda. Since 1990, he has served as the president of Breda Serviços, a bus transportation company. He is also a member of the Board of Directors of CMP Participações, a company that manages 2,000 buses in São Paulo and Paraná.

Luiz Kaufmann has been a member of our board of directors since December 2004. Mr. Kaufmann is the Managing Partner of L. Kaufmann Consultores Associados, CEO of El Tejar and member of the Board of Directors of PACCAR Inc. in the USA. Mr. Kaufmann is a member of the Advisory Board of Endeless Mobile and Nubank. Mr. Kaufmann has presided over several companies, such as Aracruz Celulose S.A., Medial Saúde, Kroton Educacional, Petropar, Grupo Multiplic, Arthur D. Little, and was a partner at GP Investimentos. He was a member of several companies’ board of directors, including Pioneer Hi-Bred International, América Latina Logística and Lojas Americanas. He was a member of the Global Corporate Governance Advisory board, which consisted of 20 internationally renowned business leaders from 16 different countries and was established to enhance knowledge of the roles and responsibilities of boards of directors of international companies. Mr. Kaufmann is an independent member of our board of directors under the requirements of the SEC and NYSE listing standards. He is a member of our Risk Committee, Financial Policies Committee and Audit Committee and is our audit committee financial expert as defined by the current SEC rules.

Edward H. Bastian has been a member of our board of directors since April 2012. Mr. Bastian was appointed pursuant to our partnership agreement with Delta Air Lines, Inc., or Delta. He has been President of Delta since 2007 and previously held the positions of vice chief executive officer and controller in 1998 and chief financial officer in 2005. Since February 2010, Mr. Bastian has also been a member of Delta’s board of directors. He is also a member of the Boards of Directors of Aeromexico and Virgin Atlantic Airways. Between 2008 and 2009, Mr. Bastian was the chief executive officer of Northwest Airlines. Mr. Bastian also worked for PepsiCo and Frito-Lay and was partner at PricewaterhouseCoopers in New York. Mr. Bastian is also a member of the board of directors of Habitat for Humanity and Woodtruff Arts Center, both based in Atlanta. Mr. Bastian holds a bachelor’s degree in business administration from St. Bonaventure University, class of 1979. He is also a member of our Alliances Committee.

Ricardo Constantino has been a member of our board of directors since March 2004. Additionally, he has been the chief technical and maintenance officer of the Comporte group since 1994. He is also a member of the board of directors of BRVias S.A., Valmari Desmocosméticos and Global Aviation S.A. He is the chief officer of Agrodiesel S.A., a company that provides supplies to all of Comporte Group.

Richard F. Lark has been a member of our board of directors since June 2008. Mr. Lark served as our executive vice president, chief financial and investor relations officer from April 2003 to June 2008. He is the founder and managing partner of Endurance Capital Partners, a private equity management firm (member of Anbima and ABVCAP), and a member of the board of directors of Global Aviation S.A. From 2000 to 2003, Mr. Lark served as chief financial officer of Americanas.com, one of the leading Brazilian e-commerce companies. Prior to joining Americanas.com, Mr. Lark was an executive in the investment banking divisions of Morgan Stanley & Co., Citicorp and The First Boston Corporation. Mr. Lark is a member of the board of the Kellogg Institute for International Studies and Associação Vida Jovem, and served as president of the American Society of São Paulo. Mr. Lark holds a Master in Business Administration degree from the UCLA Anderson School of Management and bachelor degrees in finance and business economics and philosophy from the University of Notre Dame. He is a Portfolio Manager authorized by the CVM and an associate of the Brazilian Institute of Corporate Governance (IBGC). Mr. Lark is a member of our Financial Policies Committee, Risk Committee and Audit Committee. Mr. Lark is an independent member of our board of directors under the requirements of the SEC and NYSE listing standards.

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

Under our by-laws, we must have at least two and at most seven executive officers that are elected by the board of directors for a one-year term. Any executive officer may be removed by the board of directors before the expiration of his term. The current term of all our executive officers ends in February 2016.

The following table sets forth the name, age and position of each of our executive officers. A brief biographical description of each of our executive officers follows the table.

Name	Age	Position
Paulo Sergio Kakinoff	40	President and Chief Executive Officer
Edmar Prado Lopes Neto	50	Investor Relations Officer and Chief Financial Officer
Eduardo José Bernardes Neto	41	Vice-President Officer
Celso Guimarães Ferrer Junior	32	Vice-President Officer

Paulo Sergio Kakinoff is currently our president and chief executive officer and was a member of our board of directors from 2010 to 2012. Mr. Kakinoff was the chief executive officer of Audi Brasil and vice president of the Brazilian Automobile Importers Association (Associação Brasileira de Importadores de Veículos Automotores), or ABEIVA, until June 2012. He was also a member of the board of directors of Volkswagen Participações Ltda. (Finance Services of Volkswagen Group in Brazil) from March 2011 to June 2012. Mr. Kakinoff has 18 years of experience in the auto industry, having served as sales & marketing director at Volkswagen do Brasil and as executive director for South America at the Volkswagen Group’s head offices in Germany. He holds a bachelor’s degree in business administration from Mackenzie University. Mr. Kakinoff is a member of our People Management and Corporate Governance Committee, Financial Policies Committee and Risk Committee.

Edmar Prado Lopes Neto has been an officer since July 2012. In 2013, Mr. Lopes Neto also became our chief financial officer. Mr. Lopes Neto has been in our company since 2011, when he joined as a capital markets officer. Mr. Lopes Neto worked at Organizações Globo for 13 years, having served as Net Serviços de Comunicação S.A.’s treasury officer from 1998 to 2005 and as the Roberto Marinho Foundation’s planning manager. Mr. Lopes Neto is a member of our Financial Policies Committee and the Accounting and Tax Policies and Financial Statements Subcommittee. With more than 25 years of experience in the financial sector, Mr. Lopes Neto has worked for both national and multinational companies and graduated in civil engineering from the Universidade Federal do Rio de Janeiro. Mr. Lopes Neto is also a member of the board of directors of the Brazilian Investors Relations Institution (Instituto Brasileiro de Relações com Investidores), or IBRI.

Eduardo José Bernardes Neto has been our sales and marketing officer since February 2014. He took over the position of Vice-President Officer of our company on February 03, 2015. Mr. Bernardes joined our company in February 2001 as an account manager in our commercial area, and since 2007, has occupied the position of commercial officer. Mr. Bernardes has a degree in Business Administration from Faculdade Ibero-Americana with a focus in foreign trade. Mr. Bernardes is also a member of the board of directors of UATP. Mr. Bernardes coordinated the opening of several of our national and international facilities.

Celso Guimarães Ferrer Junior has been our planning executive officer since February 2014. He took over the position of Vice-President Officer of our company on February 03, 2015 and is responsible for our profitability (yield management), network planning and aeronautical asset management departments as well as for the coordination of our strategic planning and aeronautical assets areas. Mr. Ferrer is also certified as a pilot of Boeing 737-700 and Boeing 737-800 Next Generation aircraft. Mr. Ferrer has a degree in Economics from the Universidade de São Paulo and in international relations from the Pontifícia Universidade Católica de São Paulo.

Other Key Executives

In addition to our statutory executive officers, the following key executives are also responsible for our day-to-day management. These executive officers are appointed by our chief executive officer and have no term of office.

Name	Age	Position
Sérgio Quito	61	Executive Operations Officer
Alberto Fajerman	70	Institutional Relations Officer

Sérgio Quito became our chief operating officer in January 2014. Mr. Quito is also a flight instructor and captain of Boeing 737-700 and Boeing 737-800 Next Generation aircraft since 2004. Since he started his career at VRG in 1973, has more than 18,000 hours of flying experience. In 1980, he joined Vasp as a pilot and remained there for 20 years. Mr. Quito is an operational safety agent qualified by the Brazilian Air Force Aeronautical Accident Investigation Center (Centro de Investigação e Prevenção de Acidentes Aeronáuticos), or CENIPA, and still supervises our Safety, Security and Quality Assurance departments. Mr. Quito is a member of the International Air Transportation Association, or IATA, Safety and Operations Committee. Mr. Quito has a degree in international relations from the Pontifícia Universidade Católica de São Paulo.

Alberto Fajerman has been our institutional relation officer since February 2014 and is responsible for our Corporate Communications, Alliances and Sustainability departments. Mr. Fajerman joined us in 2008, after 38 years in VRG, where he occupied several different positions, including vice president of planning. Mr. Fajerman has a degree in mechanical engineering from the Universidade Federal do Rio de Janeiro and holds a master degree in air transport from the Cranfield Institute of Technology.

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

For the fiscal year ended December 31, 2014, the aggregate compensation, including cash and benefits-in-kind but excluding stock options, that we paid to the members of our board of directors and executive officers was R$7.8  million.

Stock Option Plan and Restricted Share Plan

Our stock option plan was approved by our shareholders on December 9, 2004 and amended on April 30, 2010 and October 19, 2012. On October 19, 2012 our shareholders also approved a restricted share plan. Both plans are valid for 10 years. The plans aim to encourage management and employees to contribute to our success. The plans are managed by both our People Management and Corporate Governance Committee and our board of directors.

Participants in the plans are selected by the People Management and Corporate Governance Committee, provided that they have been either president or vice-president, eligible for both plans, directors, eligible for the stock option plan, or other selected employees, eligible for the restricted share plan. Both the stock option plan and the restricted shares awarded relate only to our preferred shares. The number of outstanding options granted and restricted shares combined may not, at any time, exceed 5% of our shares. The People Management and Corporate Governance Committee establishes each year the strike price of the options to be granted, which must be equal to the average price of the preferred shares recorded in the last 60 trading sessions prior to the granting date.

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

We have granted 2,234,338 stock options in the last three years, which represented 0.8% of our total shares or 1.6% of our preferred shares, as of December 31, 2014. Of these options, 1,657,007 are currently outstanding. During the last three years, 63,949 stock options were exercised, all in 2014.

We currently have 3,861,742 stock options outstanding, which represented 1.5% economic interest in our company as of December 31, 2014. See below a description of our stock options granted.

Year of the grant	Date of the board meeting	Total options granted	Exercise price of the option (in reais)	Option term (in years)	Outstanding options as of 12/31/2014
2005	12/09/04	87,418	33.06	10	4,965
2006	01/02/06	99,816	47.30	10	13,220
2007	12/31/06	113,379	65.85	10	14,962
2008	12/20/07	190,296	45.46	10	41,749
2009	02/04/09	1,142,473	10.52	10	20,414
2010	02/02/10	2,774,640	20.65	10	1,097,811
2011	12/20/10	2,722,444	27.83	10	1,011,614
2012	10/19/12	778,912	12.81	10	536,330
2013	05/13/13	802,296	12.76	10	572,616
2014	08/12/14	653,130	11.31	10	548,061
		9,364,804			3,861,742

Additionally, we have granted 2,106,009 restricted shares in the last three years, which represented 0.7% economic interest in our company or 1.5% of our preferred shares, as of December 31, 2014.

We currently have 1,559,335 restricted shares outstanding, which represented 0.7% economic interest in our company, as of December 31, 2014. See below a description of our restricted share awards.

Year of the grant	Date of the board meeting	Total restricted shares granted	Fair price on grant date (in reais)	Outstanding restricted shares as of 12/31/2014
2012	11/13/2012	589,304	9.70	389,067
2013	05/13/2013	712,632	12.76	501,107
2014	07/25/2014	804,073	11.31	669,161
		2,106,009		1,559,335

The transfer of restricted shares will be at the end of third year from the date of grant, assuming as an acquisition condition the employee relationship up to the end of this period.

C.      Board Practices

Currently, our board of directors is comprised of 8 members. The terms of our current directors will expire on April 2016. See “—Board of Directors.”

Fiscal Board

Under the Brazilian corporation law, the fiscal board (Conselho Fiscal) is a corporate body independent of management and of our independent auditors. The fiscal board may be either permanent or non-permanent, in which case it is appointed by the shareholders to act during a specific fiscal year. A fiscal board is not equivalent to, or comparable with, a U.S. audit committee. The primary responsibility of the fiscal board is to review management’s activities and the company’s financial statements, and to report its findings to the company’s shareholders. The Brazilian corporation law requires fiscal board members to receive as remuneration at least 10% of the average annual amount paid to a company’s executive officers. The Brazilian corporation law requires a fiscal board to be composed of a minimum of three and a maximum of five members and their respective alternates.

Under the Brazilian corporation law, the fiscal board may not contain members that (i) are on our board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company, or (iv) are spouses or relatives of any member of our management, up to the third degree. Our by-laws provide for a non-permanent fiscal board to be elected only by our shareholders’ request at a general shareholders’ meeting. The fiscal board, if elected, will be comprised of a minimum of three and a maximum of five members and an equal number of alternate members. In 2014, our shareholders did not request the election of a fiscal board.

Committees of the Board of Directors and Board of Executive Officers

Our board of directors also has Audit, People Management and Corporate Governance, Financial Policies, Alliances and Risk committees and an accounting and tax policies and financial statements subcommittee. Our board of executive officers has management, executive policy, budget, investment, corporate governance and risk policies committees. In most cases, members of the committees do not need to be members of our board of directors or board of executive officers. The responsibilities and composition of these committees are described below.

Audit Committee. Our audit committee is a permanent advisory body to the Board of Directors. It provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance. The audit committee coordinates the appointment of our independent auditors to our board of directors and reviews the compensation of our independent auditors and helps supervise their activities. It also evaluates the effectiveness of our internal financial and legal compliance controls. Currently, the audit committee also performs the roles of an audit committee under U.S. laws, especially the Sarbanes-Oxley Act of 2002. It is comprised by at least three members elected by the board of directors for a term of up to ten years. The current members of our audit committee are Richard F. Lark. Jr., Antonio Kandir and Luiz Kaufmann. All members meet the independent membership requirements of the SEC and NYSE as well as other NYSE requirements. Luiz Kaufmann is the committee’s “financial expert” within the scope of the SEC rules covering the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

Financial Policies Committee. Our financial policies committee is responsible for: (i) reviewing and adopting actions for protection of our cash flow, balance sheet, profits and losses against volatility in fuel prices, exchange rates, domestic and international interest rates; (ii) assessing periodically the effectiveness of all the actions contemplated in item (i) and recommending changes, as necessary; (iii) preparing and approving our corporate finance policies, as well as monitoring and reviewing the effectiveness and implementation thereof; (iv) reviewing, from time to time, our investment plan and the financial plan, as well as recommending the necessary transactions to our board of directors; (v) reviewing, from time to time, the impact of our investment plan and of the financing plan on our capital structure and the consequences thereof on our income, as well as recommending the necessary changes to our board of directors; and (vi) setting out parameters with a view to keeping the desired capital structure and liquidity, besides monitoring the application thereof and approving the policies to be adopted in the subsequent quarter. The financial policy committee is comprised of five members, appointed by our board of directors which are our: chief executive officer, chief financial officer and three directors, for terms-of-office of one year, re-election being permitted. The financial policy committee currently consists of Constantino de Oliveira Junior, Edmar Prado Lopes Neto, Paulo Sergio Kakinoff, Richard F. Lark and Luiz Kaufmann.

Risk Committee. Our risk committee is responsible for: (i) reviewing and approving our risk policies, as well as monitoring and analyzing their implementation; (ii) reviewing, from time to time, the impacts on assets, especially regarding exposure to U.S. dollars and fuel, as well as recommending the necessary transactions to our board of directors; (iii) reviewing, from time to time, our revenues and expenses, focusing on the impact to our income, and recommending necessary actions to our board of directors; and (iv) preparing, approving and evaluating the risk policies used by us in the short and long-term, and approving the policies to be used and to monitor their implementation. The risk committee is comprised of up to five members, appointed by our board of directors, whether they are directors or not, for terms-of-office of one year, re-election being permitted. The risk committee currently consists of Paulo Sergio Kakinoff, Constantino de Oliveira Junior, Richard F. Lark and Luiz Kaufmann.

People Management and Corporate Governance Committee. The people management and corporate governance committee is responsible for the coordination, implementation and periodic review of best corporate governance practices and for monitoring and keeping our board of directors informed on legislation and market recommendations addressing corporate governance. It also reviews and recommends to our board of directors human resources policies, forms of compensation, including salary, bonus and stock options, to be paid to our employees, as well as analyzing management’s career and succession plans. The committee consists of up to six members elected by our board of directors for a one-year term, with the right to re-election, comprising the chairman and the vice-chairman of the board of directors, three members of the board of directors, two outside specialists and the management and human resources officer. The people management and corporate governance committee currently consists of Constantino de Oliveira Junior, Antonio Kandir, Henrique Constantino, Paulo Sergio Kakinoff, Betânia Tanure de Barros and Paulo Cézar Aragão.

Accounting, Tax and Financial Statement Policy Subcommittee. The accounting and tax policies and financial statements subcommittee conducts periodic reviews of, and evaluates and monitors the company’s accounting policies and financial statements and makes observations and recommendations to the board of directors on these matters. The subcommittee meets on a bimonthly basis and consists of three members elected by the board of directors for a one-year term with the right to re-election, comprising the company’s financial vice-president or one executive officer with similar duties and two independent experts, as special technical members. The committee currently consists of Edmar Prado Lopes Neto, Marcos da Cunha Carneiro and Natan Szuster.

Alliances Committee. The Alliances Committee evaluates opportunities for partnerships and alliances, and possible investments in this context, by the Company and other airlines, as well as seeks to maximize the benefit of existing partnerships, through the optimization of resources and opportunities. It also holds quarterly presentations on the subjects covered by the Committee. The Alliances Committee is composed of at least three (03), and a maximum of five (05) members elected by the Board of Directors, at least two (02) of whom must be members of the Company’s Board of Directors, with term of office of one (1) year, re-election permitted. The current members are Constantino de Oliveira Junior, Henrique Constantino, Edward H. Bastian and Pieter Elbers.

Also, a permanent corporate governance committee shall be installed if the controlling shareholder holds an economic interest in our company of less than 35%.

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

As of December 31, 2014, we had 16,875 active employees. We invest significant resources promoting the well-being of our employees. In 2014, we spent R$322.6 million on health and safety matters, training, social contributions, employee meals, transportation and profit sharing.

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

A national aviators’ union represents Brazil’s pilots and flight attendants, and other regional aviation unions represent ground employees of air transportation companies. Approximately 22% of our employees are members of unions. Negotiations in respect of cost of living wage and salary increases are conducted annually between the workers’ unions and a national association of airline companies. There is no salary differential or seniority pay escalation among our pilots. Work conditions and maximum work hours are regulated by government legislation and are not the subject of labor negotiations. Since the commencement of our operations, we have not had a work stoppage by our employees and we believe that our relationship with our employees is good.

To motivate our employees and align their interests with our results of operations, we provide an annual profit sharing program to all of our employees. Under Brazilian law, companies may provide profit sharing programs that define mechanisms for distributing a portion of a company’s profits based upon the achievement of pre-defined targets established by the company. Our annual profit sharing programs are negotiated with a commission formed by our employees and approved by labor unions for the benefit of all of our unionized and non-unionized employees. For the purposes of our profit sharing program, a portion of profit sharing distributions are based upon the achievement of corporate profit targets and a portion of the distributions are based on the achievement of operational targets set for each of our departments. We have established a stock option plan for our management and employees vesting over a three year period. As of December 31, 2014, a total of 653,130 stock options were granted to our management and employees under this plan.

E.      Share Ownership

The members of our board of directors and our executive officers, on an individual basis and as a group, directly own approximately 1.3% of our preferred shares. See “Item 7A. Major Shareholdings and Related Party Transactions—Major Shareholders.” Fundo de Investimento em Participações Volluto is a fund directly controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

For a description of stock options granted to our board of directors and our executive officers, see “—Compensation—Stock Option Plan and Restricted Share Plan.”

ITEM 7.       Major Shareholders and Related Party Transactions

A.      Major Shareholders

The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of March 31, 2015, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

Each shareholder’s percentage ownership in the following table is based on the 5,035,037,140 common shares and 139,318,357 preferred shares outstanding as of the date hereof.

	Common Shares		Preferred Shares(2)		Total Shares		Economic Interest
	Shares	(%)	Shares	(%)	Shares	(%)	(%)
Fundo de Investimento em Participações Volluto (1)	5,035,036,580	100.0%	29,481,110	21.2%	5,064,517,690	97.9%	61.2%
Executive officers and directors	560	0.0%	1,861,728	1.3%	1,862,288	0.0%	0.7%
Treasury shares	–	–	2,064,782	1.5%	2,064,782	0.0%	0.7%
Delta Air Lines Inc	–	–	8,300,455	6.0%	8,300,455	0.2%	2.9%
Fidelity Investments	–	–	7,033,500	5.0%	7,033,500	0.1%	2.5%
Free float	–	–	90,576,782	65.0%	90,576,782	1.8%	32.0%
Total	5,035,037,140	100.0%	139,318,357	100.0%	5,174,355,497	100.0%	100.0%

_________________

(1) Fundo de Investimento em Participações Volluto (formerly named Fundo de Investimento em Participações Asas) is controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

(2) Preferred shares are entitled to a dividend 35 times the dividend paid per common share. See “Description of Capital Stock.”

According to our internal share record, which contains information regarding the ownership of our shares and the ADSs as filed by the holders of such shares and ADS, at December 31, 2014, 70.4% of our free float was traded in the United States.

During 2014, our executive officers exercised 59,949 stock options.

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

On March 23, 2015, shareholders representing 81.7% of our capital stock approved certain amendments (equivalent to more than 99% of votes cast) to our by-laws that increased our equity financing capacity by increasing our ability to issue more preferred shares without needing to issue common shares simultaneously, as the transfer and ownership of common shares are subject to restrictions under Brazilian airline industry laws and regulations. The approval of the proposal represents a long-term structural solution to improve our capacity to raise equity capital, enabling us to compete on even terms in this regard.

The amendments also intended to improve corporate governance and strengthen the alignment of interest among common and preferred shareholders and included, among other items:

•           A split of common shares in the ratio of 35 to one;

•           An increase in economic rights of preferred shares in the ratio of 35 to one;

•           An increase in the representation of preferred shareholders on the Board of Directors depending on the percentage of economic rights held by the controlling shareholder;

•           Enhancing our audit committee by making it a permanent statutory body;

•           A separate vote for preferred shareholders in extraordinary meetings on certain matters, as detailed in our by-laws;

•           Restrictions on the sale of shares held by the controlling shareholder; and

•           The mandatory public tender offer for all shares if any person acquires 30% or more of our economic rights.

Please see “Item 9. The Offer and Listing–C. Markets–Corporate Governance Practices” for further details.

Prior to the amendments above mentioned, we were unable to issue additional preferred shares without simultaneously issuing common shares due to legal and regulatory restrictions. The amendments represent a long-term structural solution to improve our capacity to raise equity capital. The amendments, especially the common stock split, will enable us to issue new preferred shares without issuing common shares, thereby allowing us to finance our operations more effectively. Consequently, we will not depend on our controlling shareholder to raise equity capital.

Shareholders’ Agreement

No shareholders’ agreements have been filed with us.

B.      Related Party Transactions

According to the Level 2 regulations, we shall forward and disclose to BM&FBOVESPA the information regarding every and any agreement entered by and between Gol and its affiliates and associate companies, its administrators, its controlling shareholder, as the case may be, as well as other corporations that make a group with any such persons, whether factual or by law, whenever they reach, with a single agreement or with successive agreements, with or without the same purpose, at any period of one year, an amount of R$0.2 million or more, or a value of 1% or more over our net equity, whichever is higher.

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

Smiles may sell miles directly to its customers, subject to certain limits on miles sold per client and per period, minimum prices and the length of redemption periods.

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

Transportation, Graphic and Consultancy Agreements with Entities Controlled by Our Controlling Shareholder.

We have exclusive bus transportation agreements with Expresso União Ltda. and Breda Transportes e Serviços S.A. for the transportation of our employees, our passengers and their luggage. The transportation agreement with Expresso União Ltda expires in August 2016 and the agreement with Breda Transportes e Serviços S.A. expires in May 2015. We also have a contract with related party Vaud Participações S.A. to provide executive administration and management services, which expires in October 2016. We also have a contract with related party Pax Participações S.A. to provide consulting and advisory services, which expires in April 2015. We also have an agreement with Serviços Gráficos S.A. to provide printing services, which expires in July 2015. These entities are controlled by our controlling shareholder.  In September 2011, we entered into agreements with Pássaro Azul Táxi Aéreo Ltda. and Viação Piracicabana Ltda. to allow these entities to access the Universal Air Transportation Plan System.

In 2012, 2013 and 2014, we recorded expenses of R$10.6 million, R$12.7 million and R$13.3 million, respectively, under these operating agreements.

Engine Maintenance Agreement with Delta TechOps

In February 2011, we entered into a strategic MRO partnership agreement with Delta TechOps, the maintenance division of Delta, one of our shareholders, which provides overhaul service for approximately 50% of our CFM 56-7 engines, maintenance for parts and components on our fleet of Boeing 737 NG aircraft and also, consulting services related to maintenance workflow planning, materials and facility optimization and tooling support. In 2012, 2013 and 2014, the expenses under this agreement were R$86.5 million, R$95.6 million and R$115.6 million, respectively.

Agreement with Air France-KLM

On February 19, 2014, we entered into an exclusive long term strategic partnership for commercial cooperation with Air France-KLM. In 2014, we received R$74.5 million under this agreement.

C.      Interests of Experts and Counsel

Not applicable.

ITEM 8.       Financial Information

A.      Consolidated Statements and Other Financial Information

See “Item 3. Key Information—Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to our operations, in the large part linked to the routine demands related to the rights of consumers. As of December 31, 2014, we were parties in 28,738 lawsuits and administrative proceedings, including 20,543 civil claims and 8,195 labor claims. We believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect us.

We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable.

We are party to 20,543 civil proceedings arising from: the normal course of our business, which includes mainly flight delays or cancellations and baggage loss or damage. The vast majority of these proceedings involve minor cases relating to customer relations and 406 of these proceedings are related to obligations allegedly arising from our acquisition of VRG. As of December 31, 2014, we had established provisions for civil proceedings in the total amount of R$55.1 million.

We are party to 4,875 labor proceedings (4,685 lawsuits and 190 administrative procedures) arising from the normal course of our business, which includes overtime, hazardous work premium, health exposure allowance and differences in salary and 3,320 labor proceedings (3,318 judicial proceedings and 2 administrative procedures) related to the request of recognition from the succession of VARIG. At December 31, 2014, we have established provisions for labor proceedings in the total amount of R$47.0 million.

In 2001, we commenced proceedings against the Brazilian state revenue service, in which we claim an exemption from the payment of Brazilian value added tax (ICMS) due on imported aircraft, parts and engines. On May 30, 2007, the STF, in a similar case, ruled in favor of the position we defend. A number of other proceedings relating to this matter are still pending. On September 11, 2014, STF (Superior Tribunal Federal) decided and settled this issue in general repercussion (applicable to all similar cases on this matter) the non-levy of ICMS on import of goods made by the lease agreements.

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

We are questioning the applicability of social contribution taxes (PIS and COFINS) in the amount of R$37.8 million on revenue earned as interest attributable to shareholders’ equity from 2006 to 2008. Based on the opinion of our legal counsel, we believe that these lawsuits represent a possible risk of loss. As of December 31, 2014 and 2013, we had no provisions nor judicial deposits for these lawsuits.

We are also questioning the applicability of tax on services (ISS) in the amount of R$16.5 million on revenue from certain of our activities related to agreements with partners from 2007 to 2010. Based on the opinion of our legal counsel, we believe that these lawsuits represent a possible risk of loss. As of December 31, 2014, we had no provisions for these lawsuits.

In addition, we are questioning the applicability of a fine imposed by Brazilian customs in the amount of R$34.0 million for the alleged breach of certain rules regarding the temporary import of aircraft. Based on the opinion of our legal counsel, we believe that these lawsuits represent a possible risk of loss. As of December 31, 2014, we had no provisions nor judicial deposits for these lawsuits.

In addition, we are also questioning infraction notices regarding goodwill from BSSF Air Holdings, in the amount of R$43.2 million. Although the outcome of these lawsuits and proceedings cannot be anticipated, our management understands that the final decisions on these lawsuits will not have any material adverse impact on our financial position, operating results and cash flows. As of December 31, 2014, we had no provisions for these lawsuits and judicial deposits related to these lawsuits.

Lastly, we are also questioning infraction notices regarding goodwill from VRG, in the amount of R$17.9 million. Although the outcome of these lawsuits and proceedings cannot be anticipated, our management understands that the final decisions on these lawsuits will not have any material adverse impact on our financial position, operating results and cash flows. As of December 31, 2014, we had no provisions for these lawsuits nor  judicial deposits related to these lawsuits.

On October 10, 2012, the Brazilian Antitrust Authority, or CADE, approved, without restrictions, the acquisition of Webjet by VRG. The approval was subject to the execution of a term of undertaking (Termo de Compromisso de Desempenho) among VRG, Webjet and CADE whereby we have agreed to maintain a minimum regularity rate of 85% on scheduled flights from the Santos Dumont airport in Rio de Janeiro. We retained all of the VRG and Webjet capacity in this airport.

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

For further information on our legal proceedings and contingencies, see note 23(c) to our consolidated financial statements.

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

•         reduced by accumulated losses;

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

Our by-laws do not provide for statutory or contingency reserves. Under the Brazilian corporation law and according to our by-laws, we are required to maintain a “legal reserve” to which we must allocate 5% of our “income” for each fiscal year until the amount of the reserve equals 20% of paid-in capital. We are not required to make any allocations to our legal reserve in respect of any fiscal year in which such reserve, when added to our capital reserves, exceeds 20% of our capital stock. Accumulated losses, if any, may be charged against the legal reserve. Other than that, the legal reserve can only be used to increase our capital. The legal reserve is subject to approval by the shareholders voting at the annual shareholders’ meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. Our calculation of net income and allocations to reserves for any fiscal year are determined on the basis of our non-consolidated financial statements prepared in accordance with the Brazilian corporation law.

Under the Brazilian corporation law, a portion of a corporation’s “income” may be allocated for discretionary appropriations for expansion and other fixed or working capital investment projects, the amount of which is based on a capital budget previously presented by management and approved by the shareholders in a general shareholders’ meeting. After completion of the relevant capital projects, the company may retain the appropriation until shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. The Brazilian corporation law provides that, if a project to which the reserve for investment projects account is allocated has a term exceeding one year, the budget related to the project must be submitted to the shareholders’ meeting each fiscal year until the relevant investment is completed.

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

The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized. Allocations to the contingency reserve are also subject to approval by the shareholders voting at the general shareholders’ meeting. The amounts available for distribution are determined on the basis of our non-consolidated statutory financial statements.

The balance of the profit reserve accounts, except for the contingency reserve and unrealized profits reserve, may not exceed the share capital. If this happens, a shareholders’ meeting must resolve whether the excess will be applied to pay in the subscribed and unpaid capital, to increase and pay in the subscribed stock capital or to distribute dividends.

Pursuant to the Brazilian corporation law, net income unallocated to the accounts mentioned above must be distributed as dividends.

Mandatory Distribution

The Brazilian corporation law generally requires that the by-laws of each Brazilian corporation specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends, also known as the mandatory distribution.

The mandatory distribution is based on a percentage of adjusted non-consolidated net income, not lower than 25%, rather than a fixed monetary amount per share. If the by-laws of a corporation are silent in this regard, the percentage is deemed to be 50%. Under our by-laws, at least 25% of our adjusted non-consolidated net income for the preceding fiscal year must be distributed as a mandatory annual dividend. Adjusted net income means the net income after any deductions for the legal reserve and contingency reserves and any reversals of the contingency reserves created in previous fiscal years. The Brazilian corporation law, however, permits a publicly held company, such as we are, to suspend the mandatory distribution of dividends in any fiscal year in which the board of directors reports to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. The suspension is subject to the approval at the shareholders’ meeting and review by members of the fiscal board, if in place. While the law does not establish the circumstances in which payment of the mandatory dividend would be “inadvisable” based on the company’s financial condition, it is generally agreed that a company need not pay the mandatory dividend if such payment threatens the existence of the company as a going concern or harms its normal course of operations. In the case of publicly held corporations, the board of directors must file a justification for such suspension with the CVM within five days of the relevant general meeting. If the mandatory dividend is not paid and funds are available, those funds shall be attributed to a special reserve account. If not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits.

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

Under the Brazilian corporation law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. Pursuant to our by-laws, unclaimed dividends do not bear interest, are not monetarily adjusted and revert to us three years after dividends were declared. See “Item 10.B. Memorandum and Articles of Association—Description of Capital Stock.”

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

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciation of the Brazilian currency that occur before the dividends are converted. Under the current Brazilian corporation law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates. See “Taxation—Material Brazilian Tax Considerations.”

Holders of ADSs have the benefit of the electronic registration obtained from the Central Bank, which permits the depositary and the custodian to convert dividends and other distributions or sales proceeds with respect to the preferred shares represented by ADSs into foreign currency and remits the proceeds outside Brazil. In the event the holder exchanges the ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary’s registration for five business days after the exchange. Thereafter, in order to convert foreign currency and remit outside Brazil the sales proceeds or distributions with respect to the preferred shares, the holder must obtain a new registration in its own name that will permit the conversion and remittance of such payments. See “Item 10.B. Memorandum and Articles of Association—Description of Capital Stock—Regulation of Foreign Investment.”

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

Payment of interest to a holder that is not domiciled in Brazil for Brazilian tax and regulatory purposes (a “non-Brazilian holder”) is subject to withholding income tax at the rate of 15%, or 25% if the non-Brazilian holder is domiciled in a country or location that does not impose income tax or where the income tax rate is lower than 20% (“Low or Nil Tax Jurisdiction”) or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficiary of the income derived from transactions carried out and attributable to a non-Brazilian holder. These payments may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest attributable to shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Under current Brazilian legislation, the sum of the amount distributed as interest attributable to shareholders’ equity and as dividends must be at least equal to the mandatory dividend. For IFRS accounting purposes, the interest is deducted from shareholders’ equity in a manner similar to a dividend. Any payment of interest in respect of preferred shares (including the ADSs) is subject to Brazilian withholding income tax at the rate of 15%, or 25% in the case of a shareholder domiciled in a Low or Nil Tax Jurisdiction or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficiary of the income derived from transactions carried out and attributable to a non-Brazilian holder (see “Taxation—Material Brazilian Tax Considerations”). If such payments are accounted for, at their net value, as part of any mandatory dividend, the tax is paid by the company on behalf of its shareholders, upon distribution of the interest. In case we distribute interest attributed to shareholders’ equity in any year, and that distribution is not accounted for as part of mandatory distribution, Brazilian income tax would be borne by the shareholders.

Under our by-laws, interest attributable to shareholders’ equity may be treated as a dividend for purposes of the mandatory dividend. In 2010 we declared R$50.9 million to our shareholders, equivalent to a payment of R$0.19 per share or ADS. In 2011, 2012, 2013 and 2014, we did not distribute dividends.

Dividend Policy

We declare and pay dividends and/or interest attributable to shareholders’ equity, as required by the Brazilian corporation law and our by-laws. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common shares. The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and shareholders. Within the context of our tax planning, we may continue determining that it is to our benefit to distribute interest attributed to shareholders’ equity.

B.      Significant Changes

None.

ITEM 9.       The Offer and Listing

A.      Offer and Listing Details

In the United States, our preferred shares trade in the form of ADS. Since December 2005, each ADS represents one preferred share, issued by Citibank, N.A., as Depositary pursuant to a Deposit Agreement. On December 13, 2005, we executed a 2:1 ADS split, changing to ratio of one ADS representing two preferred shares to one ADS representing one preferred share, as approved by a meeting of our board of directors on November 8, 2005. The ADSs commenced trading on the NYSE on June 24, 2004. As of December 31, 2014, the ADSs represented 53.5% of our preferred shares and 70.4% of our current global public float.

The following table sets forth the reported high and low closing sales prices for the ADSs on the NYSE for the periods indicated:

	US$ per ADS
	Low	High	Average(1)
2010
Annual	10.62	18.55	16.63
2011
Annual	5.18	16.17	10.67
2012
Annual	3.87	9.04	5.66
First quarter	6.50	9.04	7.62
Second quarter	3.87	6.62	4.97
Third Quarter	4.01	5.94	4.85
Fourth Quarter	4.53	6.56	5.21
2013
Annual	2.78	7.61	5.12
First quarter	5.95	7.61	6.86
Second quarter	3.09	6.90	5.19
Third Quarter	2.78	5.08	3.85
Fourth Quarter	4.08	5.60	4.68
2014
Annual	3.79	6.84	5.38
First quarter	3.79	5.01	4.52
Second quarter	4.92	6.84	5.86
Third Quarter	4.81	6.81	5.98
Fourth Quarter	4.36	5.75	5.13
Last Six Months	2.43	5.75	4.52
October 2014	4.36	5.36	4.93
November 2014	4.63	5.75	5.13
December 2014	4.65	5.75	5.33
January 2015	4.50	5.47	5.11
February 2015	3.46	4.37	3.87
March 2015	2.43	3.30	2.79
April 2015 (through April 27)	2.31	2.92	2.65

________________

Source: Bloomberg

(1) Calculated as average of closing prices for the period.

Our preferred shares began trading on the São Paulo Stock Exchange on June 24, 2004. The following table sets forth the reported high and low closing sale prices for our preferred shares on the BM&FBOVESPA, for the periods indicated:

	Reais per Preferred Share
	Low	High	Average(1)
2010
Annual	19.70	30.40	24.34
2011
Annual	9.12	26.56	17.41
2012
Annual	7.73	15.19	10.87
First quarter	11.93	15.19	13.32
Second quarter	7.73	12.04	9.71
Third Quarter	8.14	12.17	9.82
Fourth Quarter	9.42	13.05	10.64
2013
Annual	6.14	15.00	10.69
First quarter	11.75	15.00	13.55
Second quarter	6.73	13.81	10.55
Third Quarter	6.14	11.36	8.56
Fourth Quarter	9.26	11.96	10.35
2014
Annual	9.29	15.25	12.56
First quarter	9.29	11.54	10.53
Second quarter	11.01	15.19	12.98
Third Quarter	11.68	15.23	13.57
Fourth Quarter	10.64	15.25	13.08
Last Six Months	7.82	15.25	12.09
October 2014	10.64	12.85	12.03
November 2014	12.14	15.03	13.11
December 2014	12.55	15.25	14.26
January 2015	12.22	15.21	13.66
February 2015	10.05	11.91	10.94
March 2015	7.82	9.66	8.74
April 2015 (through April 27)	7.41	8.41	8.03

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

The BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2014, the aggregate market capitalization of the BM&FBOVESPA was equivalent to R$1.9 trillion and the 10 largest companies listed on the BM&FBOVESPA represented approximately 40.3% of the total market capitalization of all listed companies. In contrast, as of December 31, 2014, the aggregate market capitalization of the NYSE was US$16.6 trillion. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—The relative volatility and illiquidity of the Brazilian securities markets, and securities issued by airlines in particular, may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.”

Trading on the BM&FBOVESPA by a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689, of January 26, 2000, of the National Monetary Council (Conselho Monetário Nacional), or CMN, or Resolution No. 2,689. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearinghouse. Such financial institutions and clearinghouses must be duly authorized to act as such by the Central Bank and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See “Taxation—Material Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

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

In May 2004, we entered into an agreement with the BM&FBOVESPA to comply with the requirements to become a Level 2 company. In addition to complying with Level 2 requirements, we have granted tag-along rights that entitle our preferred shareholders to receive thirty five times the price paid per common share of controlling block shareholders in connection with a transaction resulting in a transfer of control of our company. Furthermore, we prepare quarterly financial statements in accordance with IFRS. We were included in the following indexes: (a) since 2005: IbrX-100 (Índice Brasil, Index Brazil), IGC (Índice de Ações com Governança Corporativa Diferenciada, Special Corporate Governance Index), ITAG (Índice de Ações com Tag Along Diferenciado, Special Tag Along Stock Index) and MSCI (Morgan Stanley Capital International Index), (b) since 2006: IbrX-50 (Índice Brasil 50, Index Brazil 50): and (c) since 2007: Índice BM&FBOVESPA, all of which reflect our increased market capitalization and liquidity of our preferred shares.

On March 23, 2015, our shareholders approved certain amendments to our by-laws that increased our equity financing capacity. The amendments also intended to improve corporate governance and strengthen the alignment of interest among common and preferred shareholders and included, among other items:

•           A split of our common shares in the ratio of 35 to one;

•           An increase in economic rights of preferred shares in the ratio of 35 to one;

•           An increase in the representation of preferred shareholders on the Board of Directors depending on the percentage of economic rights held by the controlling shareholder;

•           Enhancing our audit committee by making it a permanent statutory body;

•           A separate vote for preferred shareholders in Extraordinary Meetings on certain matters, as detailed in our by-laws;

•           Restrictions on the sale of shares held by the controlling shareholder; and

•            The mandatory public tender offer for all of our shares if any person acquires 30% or more of our economic rights.

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

Trading on the BM&FBOVESPA by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares underlying the ADSs must, on behalf of the depositary for the ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions or upon the disposition of the shares and sales proceeds thereof. If you exchange your ADSs for preferred shares, you will be entitled to continue to rely on the custodian’s electronic foreign capital registration for five business days after the exchange. Thereafter, you may not be able to obtain and remit abroad non-Brazilian currency upon the disposition of or distributions relating to the preferred shares and will be subject to a less favorable tax treatment on gains with respect to the preferred shares, unless you obtain a new electronic foreign capital registration in your own name. See “Item 10.B. Memorandum and Articles of Association—Description of Capital Stock—Regulation of Foreign Investment.”

Disclosure Requirements

According to Law No 6,385, a publicly held company must submit to CVM and BM&FBOVESPA certain periodic information, including annual and quarterly reports prepared by management. This legislation also requires us to file with CVM our shareholders’ agreements, notices of shareholders’ meetings and copies of the related minutes.

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

In addition to the disclosure requirements under the Brazilian corporation law and the CVM regulations, we must also observe the following disclosure requirements:

•         we must disclose our consolidated financial statements at the end of each quarter (except for the last quarter of each year) and at the end of each fiscal year, including a statement of cash flows which must indicate, at least, the changes in cash and cash equivalents and is separated into operating, financing and investing activities;

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

CVM Rule No. 480, as amended, provides for periodical information that shall be submitted to the market. For instance the submission of the following documents: (i) financial statements, (ii) standard form and (iii) Formulário de Referência, an annual report that replaced IAN.

The Formulário de Referência shall be annually presented until the fifth month following the termination of the fiscal year. Additionally, whenever the company decides to make a public offering, an updated Formulário de Referência shall be filed. In addition, category A issuers, which includes us, shall always update their Formulário de Referência within seven business days from the occurrence of one of the following events:

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

CVM Rule No. 481, as amended, which sets forth (i) the procedures relating to the public solicitation of proxies for the exercise of voting rights at shareholders’ meetings of public held companies; and (ii) disclosure requirements to be followed by public held companies before the shareholders’ meetings. It provides that: (i) shareholders that own 0.5% or more of the company’s corporate capital may indicate members to the board of directors and to the fiscal board in public solicitation of proxies conducted by the company’s management, being thus required that the shareholders be able to vote on the referred candidates; (ii) the companies that accept digital proxies must allow shareholders who hold 0.5% or more of their corporate capital to make public solicitation of proxies through their referred system; and (iii) the publicly held companies that do not accept digital proxies must pay part of the costs of the public solicitation of proxies made by shareholders that own 0.5% or more of their corporate capital.

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

B.      Memorandum and Articles of Association

We were formed on March 12, 2004 as a sociedade por ações, a stock corporation duly incorporated under the laws of Brazil with unlimited duration. We were registered with the São Paulo Commercial Registry (Junta Comercial do Estado de São Paulo) under NIRE 35.300.314.441.

Description of Capital Stock

General

As of December 31, 2014, our capital structure consisted of 143,858,204 common shares and 139,315,357 preferred shares, each with no par value. We are a stock corporation (sociedade anônima) incorporated under the laws of Brazil. In 2014, we had a capital increase of R$116.4 million, represented by 4,246,240 preferred shares, in connection with the investment by Air France-KLM.

On March 23, 2015 our shareholders approved, among other amendments to our by-laws intended to improve corporate governance, the split of 143,858,204 common shares, in the proportion of 35 common shares for each common share, upon the issuance of 4,891,178,936 new common shares, without modification to our capital stock. Thus, our capital stock, at the total value of R$2,618.8 million became comprised of 5,035,037,140  common shares and 139,318,357  preferred shares, all registered and with no face value.

Issued Share Capital

Under our by-laws, our authorized capital as of December 31, 2014 was R$4.0 billion, and can be increased by the issuance of preferred or common shares, after approval by our board of directors. Our shareholders must approve any capital increase that exceeds our authorized capital. Under our by-laws and the Brazilian corporation law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their holdings. See “Description of Capital Stock—Preemptive Rights.”

Regulation of Foreign Investment

There are no general restrictions on ownership of our preferred shares or common shares by individuals or legal entities domiciled outside Brazil, except for those regarding airline companies (see “Item 4B. Business Overview—Regulation of the Brazilian Civil Aviation Market”). However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank.

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

Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to such preferred shares, unless the holder is a duly qualified investor under Resolution No. 2,689.

If the shareholder does not qualify under Resolution No. 2,689 by registering with the CVM and the Central Bank and appointing a representative and a custodian in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution No. 2,689, residents in a Low or Nil Tax Jurisdiction are subject to less favorable tax treatment than other foreign investors. See “Taxation—Material Brazilian Tax Considerations.”

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

Description of Preferred Shares

According to our by-laws, our preferred shares are non-voting and have the right to receive dividends per share equal to 35 times the value of the dividends received per common share. However, under certain limited circumstances provided for in the Brazilian corporation law and as described in this section, holders of our preferred shares may be entitled to vote. Upon liquidation, holders of preferred shares are entitled to receive distributions prior to the holders of our common shares and at value of 35 times the value attributable to each common share.

According to our by-laws, holders of our preferred shares are entitled to be included in a public tender offer in case our controlling shareholder sells its controlling stake in us and the minimum price to be offered for each preferred share is 35 times the price paid per share of the controlling stake.

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

•         changes to the rights attributable to preferred shares approved by shareholders on March 23, 2015;

•         any changes to these voting rights; and

•         approval of a change of our corporate purpose.

In case our controlling shareholder holds our shares that represent an economic interest equal to or less than 50%, the approval of the certain matters referred to above will depend on the prior approval by an extraordinary meeting.

Holders of preferred shares are entitled to attend shareholders’ meetings and to participate in the discussions. The Brazilian corporation law provides that non-voting shares, such as preferred shares, may acquire voting rights if the company fails to distribute fixed or minimum dividends in connection with such shares for three consecutive fiscal years and will retain such voting rights until the distribution of such fixed or minimum dividends. (See “Risks Relating to the ADSs and Our Preferred Shares—Holders of the ADSs and our preferred shares may not receive any dividends”).

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

Holders of common shares are entitled to certain rights that cannot be amended by changes in the by-laws or at a general shareholders’ meeting, which include (i) the right to vote at general shareholders’ meetings; (ii) the right to participate in distributions of dividends and interest attributable to shareholders’ equity and to share in the remaining assets of the company in the event of liquidation; (iii) preemptive rights in certain circumstances and (iv) the right to withdraw from the company in certain cases. In addition to those rights, the by-laws or a majority of the voting shareholders may establish additional rights and, likewise, remove them. The Level 2 of Differentiated Corporate Governance Practices, which we comply with, provides for the granting of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions.

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

Also, recent amendments to our by-laws estipulate that if the controlling shareholder at any time holds an economic interest in us equal to or less than 35% and greater than 15%, at least 40% of the directors shall be independent and the preferred shareholders shall have the right to elect one of the independent directors. Also, if the controlling shareholder at any time holds an economic interest in us equal to or less than 15% and greater than 7.5%, at least 50% of the directors shall be independent and the preferred shareholders shall have the right to elect two of the independent directors.  If the controlling shareholder at any time holds an economic interest in us equal to or less than 7.5%, at least 60% of the directors shall be independent and the preferred shareholders shall have the right to elect two of the independent directors.

Conversion Right

Our shareholders may, at any time, convert common shares into preferred shares, at the rate of 35 common shares to one preferred share, to the extent such shares are duly paid and provided that the amount of preferred shares does not exceed 50% of the total amount of shares outstanding. Any request for conversion must be delivered to our board of executive officers and, once accepted by the board of executive officers, must be confirmed by our board of directors at the first meeting after the date of the request for conversion. The conversion is subject to transfer restrictions, as explained below.

Transfer Restrictions

The controlling shareholder, as established on March 23, 2015, shall observe the following restrictions concerning the transfer of preferred shares held on March 23, 2015:

a) 31,463,850 preferred shares must be held by the controlling shareholder until March 23, 2016; and

b) After March 23, 2016, the controlling shareholder shall hold at least 15,731,925 (preferred shares, being permitted to transfer 15,731,925, without any restriction.

Until March 23, 2017, the controlling shareholder, shall only be allowed to transfer the preferred shares held on March 23, 2015 in private transactions, outside of a stock exchange or organized over-the-counter market, to acquirers who agree to comply with the same restriction. Any subsequent private transfer of preferred shares initially transferred by the controlling shareholder, shall only occur if the new acquirer of these preferred shares agrees to comply with the restrictions above.

The transfer restrictions of preferred shares provided above shall not apply to preferred shares derived from the conversion of common shares or that are acquired by the controlling shareholder after March 23, 2015.

The transfer of common shares owned by the controlling shareholder or of preferred shares resulting from the conversion of common shares, shall be subject to the restrictions below:

a) The transfer of common shares owned by the controlling shareholder or of preferred shares resulting from the conversion of common shares, in one or more private transactions, outside of an exchange or organized over-the-counter market, shall only be allowed, independently of the percentage of common shares or preferred shares subject to such transaction, if the acquirer of those common shares or preferred shares agrees not to transfer the acquired shares on an exchange or organized over-the-counter market for 12 months commencing on the date of the transaction. In these cases, the controlling shareholder shall not make a new private transfer, outside of a stock exchange or a block trade, of common shares or preferred shares resulting from the conversion of common shares for six months commencing on the date of the transaction.

b) Any subsequent private transfer of the shares initially transferred by the controlling shareholder pursuant to the terms of item (a) above within the 12 month period shall only occur if the new acquirer agrees not to transfer such shares on an exchange or organized over-the-counter market until the end of the 12 months commencing on the date that such shares were transferred by the controlling shareholder.

c)  Except in the case of an organized sale process, as provided below, the controlling shareholder shall not transfer, in any transaction on an exchange or organized over-the-counter market, a number of preferred shares that represents an economic interest greater than 3%. Any sale on an exchange or organized over-the-counter market shall automatically impede the controlling shareholder from making a new transfer of preferred shares, on an exchange or organized over-the-counter market, for at least six months commencing on the date such sale occurs.

d)  The transfer of preferred shares that represent an economic interest greater than 3% shall only be made through a public offering registered with the CVM. In this case, the controlling shareholder will be subject only to the transfer restrictions that are part of the public offering.

All transfer restrictions above shall cease definitively and immediately at the moment in which (a) a public tender offer for the acquisition of shares occurs as a result of the transfer of control of our company; or (b) the controlling shareholder holds an amount of shares in our company that represents an economic interest equal to or less than 15%.

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

Anti-Takeover Provisions

Our by-laws require any party that acquires our control to extend a tender offer for common and preferred shares held by non-controlling shareholders to the controlling shareholder. The price of the public tender offer (a) shall be the price paid per share of the block of control, for the holders of our common shares, and (b) shall be equal to 35 times the price paid for the block of control for the owners of our preferred shares.

Arbitration

In connection with our listing with Level 2 of Differentiated Corporate Governance Practices, we and our controlling shareholder, directors, officers and members of our fiscal board have undertaken to refer to arbitration any and all disputes arising out of the Level 2 rules or any other corporate matters. See “Market Information.” Under our by-laws, any disputes among us, our shareholders and our management with respect to the application of Level 2 rules, the Brazilian corporation law or the application of the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the BM&FBOVESPA Arbitration Chamber. Any disputes among shareholders, including holders of ADSs, and disputes between us and shareholders, including holders of ADSs, will be submitted to arbitration in accordance with the BM&FBOVESPA Arbitration Chamber.

Going Private Process

Pursuant to our by-laws, we may become a privately-held company only if we, our controlling shareholder or our group of controlling shareholders make a public tender offer for all outstanding shares.

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

In addition to the requirements set out in the Level 2 regulations and our by-laws, according to the Brazilian corporation law, our registration as a publicly held company with shares traded on stock exchanges will be canceled only if we or our direct or indirect controlling shareholder make a public tender offer for the total outstanding shares in the market (which may be the same tender offer required by Level 2 regulations and our by-laws), at a fair value, for a price at least equal to our evaluation, determined based on the following criteria, separately or jointly adopted: (i) shareholders’ equity book value, shareholders’ equity at market price, (ii) discounted cash flow, (iii) multiple comparisons and (iv) market price of our shares or any other criteria accepted by the CVM. Shareholders holding at least 10% of our outstanding shares may require our management to review the price offered for the shares and, in this event, our management shall call a special shareholders` meeting to determine whether to perform another valuation using the same or a different valuation method. Such request must be made within 15 days following the disclosure of the price to be paid for the shares in the public tender offer, and shall be duly justified. The shareholders who make such request, as well as those who vote in its favor, shall reimburse us for any costs involved in preparing the new valuation if the valuation price is lower than or equal to the original valuation price. If the new valuation price is higher than the original valuation price, the public tender offer must be made at the new valuation price.

Delisting from Differentiated Corporate Governance Practices Level 2

We may, at any time, delist our shares from the Level 2 segment, provided that this is approved by shareholders representing the majority of our voting share capital at an annual shareholders’ meeting and that we provide written notice to the BM&FBOVESPA at least 30 days in advance. If we decide to delist from the Level 2 segment, in order to make our shares available to be traded outside the Level 2 segment, our controlling shareholder must conduct a public tender offer for the acquisition of our shares within the legal timeframe, based on the economic value calculated in the appraisal report prepared by a specialized and independent company, to be selected at an annual shareholders’ meeting from among three companies suggested by the board of directors. The public tender offer notice must be communicated to the BM&FBOVESPA and immediately disclosed to the market after the shareholder’s meeting during which the delisting was approved. If the delisting from the Level 2 segment is a result of the cancellation of our registration as a publicly held company, our controlling shareholder must follow the other requirements applicable to going private.

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

30% Tender Offer

Any person or group of persons who acquires or becomes the beneficial owner of our shares that represents an economic interest equal to or greater than 30%, independent of whether the shareholder was a shareholder of our company prior to the specific transaction that results in the ownership of these shares, shall launch a public tender offer for the acquisition of all shares of our company.

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

Commercial Sale Promise Agreement between Petrobras Distribuidora S.A. and VRG Linhas Aéreas S.A.

In 2001, we entered into a commercial sale promise agreement for the purchase of fuel from Petrobras Distribuidora, which was renewed on July 7, 2006. We agreed to purchase fuel exclusively from Petrobras Distribuidora in all of the airports where Petrobras Distribuidora maintains aircraft fueling facilities. Petrobras Distribuidora, in turn, agreed to provide us with all of our fuel needs in the supplying airports. This agreement expired on December 31, 2014 and we are negotiating a new agreement or an extension. In the meantime, Petrobras Distribuidora continues to be our main fuel supplier.

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

With respect to the ADSs, arguably the gains realized by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian resident are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a non- Brazilian holder on the disposition of ADSs to another non-Brazilian resident. As a result, gains on a disposition of ADSs by a non-Brazilian holder to a Brazilian resident, or even to a non-Brazilian holder in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described ahead. It is important to clarify that, for purposes of Brazilian taxation, the income tax rules on gains related to disposition of preferred shares or ADSs vary depending on the domicile of the non-Brazilian holder, the form by which such non-Brazilian holder has registered its investment with the Central Bank and/or how the disposition is carried out, as described below.

The deposit of preferred shares in exchange for ADSs may be subject to Brazilian tax on capital gains at the rate of 15%, or 25% in the case of investors domiciled in a Low or Nil Tax Jurisdiction, as defined below, if the acquisition cost of the preferred shares is lower than (a) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit or (b) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the preferred shares calculated as described above, may be considered to be a capital gain subject to taxation. In some circumstances, there may be arguments to sustain that such taxation is not applicable in the case of a non-Brazilian holder that is a 4,373 Holder (as defined below) and is not resident in a Low or Nil Tax Jurisdiction, as defined below.

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

Gains assessed on the disposition of the preferred shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•         exempt from income tax, when assessed by a non-Brazilian holder that (i) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 4,373 (“4,373 Holder”) and (ii) is not resident in a Low or Nil Tax Jurisdiction, as defined below; or

•         subject to income tax at a rate of 15% in any other case, including the gains assessed by a non-Brazilian holder that is not a 4,373 Holder and/or is a resident in a Low or Nil Tax Jurisdiction, as defined below. In these cases, a withholding income tax of 0.005% shall be applicable and can be offset with the eventual income tax due on the capital gain.

Any other gains assessed on the disposition of the preferred shares that are not carried out on the Brazilian stock exchange are subject to income tax at a rate of 15%, except for a resident of a Low or Nil Tax Jurisdiction, as defined below, or yet where local regulations impose restrictions on disclosure of share ownership and identity of beneficiary holders which, in this case, is subject to income tax at a rate of 25%. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against the eventual income tax due on the capital gain.

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

There can be no assurance that the current preferential treatment for non-Brazilian holder of ADSs and 4,373 Holder of preferred shares will continue.

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

Distributions of Interest Attributable to Shareholders’ Equity.

In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company’s shareholders’ equity as an alternative to making dividend distributions. Such interest is calculated by reference to the TJLP as determined by the Central Bank from time to time and, for tax purposes, cannot exceed the greater of:

•         50% of net income (after social contribution on profits and before taking such distribution and the provision for corporate income tax into account) for the period in respect of which the payment is made; or

•         50% of the sum of retained profits and profits reserves, as of the date of the beginning of the period in respect of which the payment is made.

Distributions of interest attributable to shareholders’ equity in respect of the preferred shares paid to shareholders who non-Brazilian holders, including non-Brazilian holders of ADSs, are subject to Brazilian withholding income tax at the rate of 15%, or 25% in case of a resident of a Low or Nil Tax Jurisdiction, as defined below, or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficiary of the income derived from transactions carried out and attributable to a non-Brazilian holder. The distribution of interest attributable to shareholders’ equity may be determined by our board of directors. We cannot assure you that our board of directors will not determine that future distributions of profits may be made by means of interest attributable to shareholders’ equity instead of by means of dividends.

The amounts paid as distribution of interest attributable to shareholders’ equity are deductible for corporate income tax and social contribution on net profit purposes, both of which are taxes levied on our profits, as far as the limits and rules described above are observed by us.

Low or Nil Taxation Jurisdictions.

On June 4, 2010, Brazilian tax authorities enacted Normative Ruling No. 1,037 listing (i) the countries and jurisdictions considered as Low or Nil Taxation Jurisdiction or where the local legislation does not allow access to information related to the shareholding composition of legal entities, to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents and (ii) the privileged tax regimes, which definition is provided by Law No. 11,727, of June 23, 2008.  On December 12, 2014 the Brazilian Revenue Service issued Rule 488 reducing the concept of Tax Favorable Jurisdictions to those that tax the income below the rate of 17% (previous concept adopted a 20% maximum rate for that purpose), which will probably result in an amendment to the list provided under Normative Ruling No. 1,037.  However, please note that Rule 488 does not apply to 4,373 Holders.

Although we believe that the best interpretation of the current tax legislation could lead to the conclusion that the above mentioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules, we cannot assure you whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a “privileged tax regime” provided by Law No. 11,727 will also apply to a Nnon-Brazilian Holder on payments of interest attributable to shareholders’ equity.

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037, Rule 488. If the Brazilian tax authorities determine that the concept of “privileged tax regime” applies to withholding taxes levied on payments made to a non-Brazilian Holder, the withholding taxes applicable to such payments could be assessed at a rate up to 25.0%.

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

Tax on foreign exchange transactions

Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a non-Brazilian holder in the preferred shares and ADSs may be subject to the Tax on Foreign Exchange Transactions, or IOF/Exchange. Currently applicable rate for most foreign currency exchange transactions is 0.38%. However, currency exchange transactions carried out for the inflow of funds in Brazil by a 4,373 Holder are subject to IOF/Exchange at (i) 0% rate in case of variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, as well as in the acquisitions of shares of Brazilian publicly-held companies in public offerings or subscription of shares related to capital contributions, provided that the issuer company has registered its shares for trading in the stock exchange (ii) 0% for the outflow of resources from Brazil related to these type of investments, including payments of dividends and interest attributable to shareholders’ equity and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of ADSs into shares. In any case, the Brazilian government is permitted to increase at any time the rate to a maximum of 25%, but only in relation to future transactions.

Tax on Bonds and Securities Transactions

Pursuant to Decree 6,306/07, the Tax on Bonds and Securities Transactions (“IOF/Bonds”) may be imposed on any transactions involving bonds and securities even if the transactions are performed on a Brazilian stock exchange. The rate of IOF/Bonds applicable to transactions involving preferred or common shares is currently zero. In particular, the IOF/Bonds also levies at a zero percent rate on the transfer of shares traded on the Brazilian stock exchange with the purpose of the issuance of depositary receipts to be traded outside Brazil. The Brazilian government may increase such rate up to 1.5% per day, but only with respect to future transactions.

Registered Capital

The amount of an investment in preferred shares held by a non-Brazilian holder who qualifies under Resolution No. 4,373 and obtains registration with the CVM, or by the depositary, as the depositary representing such holder must be registered with the Central Bank. Such registration allows the remittance from Brazil of any proceeds of distributions on the shares, and amounts realized with respect to disposition of such shares. The registered capital for preferred shares purchased in the form of ADSs or purchased in Brazil, and deposited with the depositary in exchange for ADSs will be equal to their purchase price (in U.S. dollars) to the purchaser. The registered capital for preferred shares that are withdrawn upon surrender of ADSs, as applicable, will be the U.S. dollar equivalent of the average price of preferred shares, as applicable, on a Brazilian stock exchange on which the greatest number of such preferred shares, as applicable, was sold on the day of withdrawal. If no preferred shares, as applicable, were sold on such day, the registered capital will refer to the average price on the Brazilian stock exchange on which the greatest number of preferred shares, as applicable, were sold in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar value of the preferred shares, as applicable, is determined on the basis of the average rate quoted by the Central Bank on such date or, if the average price of preferred shares is determined under the last preceding sentence, the average of such average quoted rates on the same 15 dates used to determine the average price of the preferred shares.

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

Distributions on Preferred Shares or ADSs

Cash distributions (including amounts withheld to pay Brazilian withholding taxes and distributions of notional interest payments on shareholders’ equity, but excluding distributions in redemption of the preferred shares treated as exchanges or sales under the Code) made by us to or for the account of a U.S. Holder with respect to preferred shares or ADSs generally will be taxable to such U.S. Holder as ordinary dividend income when such distribution is paid, actually or constructively, out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such U.S. Holder’s adjusted tax basis in the preferred shares or ADSs. Any distribution in excess of such U.S. Holder’s adjusted tax basis will be treated as capital gain and will be long-term capital gain if the U.S. Holder held the preferred shares or ADSs for more than one year. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. Holders should assume all distributions are made out of earnings and profits and constitute dividend income. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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

Dividends paid by us generally will not be eligible for the dividends received deduction available under the Code to certain U.S. corporate shareholders. Subject to the above-mentioned concerns by the U.S. Treasury and certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. Holders (including individuals), with respect to the ADSs. will be subject to taxation at a maximum rate of 20% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. Holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Our ADSs are listed on the New York Stock Exchange, and therefore the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or will remain readily tradable. Subject to the discussion of PFIC rules below, based upon the nature of our current and projected income, assets and activities, we do not believe the preferred shares or the ADSs have been (for our 2014 taxable year), nor do we expect them to be (for our 2015 taxable year), shares of a PFIC for U.S. federal income tax purposes.

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

Under temporary regulations effective for taxable years ending on or after December 30, 2013, a U.S. Holder who owns preferred shares or ADSs during any taxable year that we are a PFIC in excess of certain de minimus amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621. In addition, under certain circumstances, the temporary regulations also require a “United States person” (as such term is defined under the Code) that indirectly owns common shares through another United States person to file Form 8621 for a taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of the common shares, or reports income pursuant to a mark-to-market election, as described below. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to our preferred shares or ADSs and the application of the recently enacted legislation to their particular situation.

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

“Specified Foreign Financial Asset” Reporting

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

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we furnish our shareholders with annual reports containing financial statements audited by our independent auditors and make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We furnish quarterly financial statements with the Commission within two months of the end of the first three quarters of our fiscal year, and we file annual reports on Form 20-F within the time period required by the Commission, which is currently four months from December 31, the end of our fiscal year.

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

We also file financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, State of Rio de Janeiro 20159-900, Brazil.

I.        Subsidiary Information

Not applicable.

ITEM 11.    Quantitative and Qualitative Disclosures about Market Risk

The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes to the price of fuel, the real/U.S. dollar exchange rate and interest rates. We purchase jet fuel at prevailing market prices, but seek to manage market risk through execution of a documented hedging program. We incur a portion of our operating costs and expenses in U.S. dollars. We have a fleet of 141 aircraft, 96 of which were under operating leases, 45 were under finance leases and three were owned by us. However, fixed rate leases are not considered market sensitive financial instruments and, therefore, are not included in the interest rate sensitivity analysis below.

Aircraft Fuel

Our results of operations are affected by changes in the price of aircraft fuel required to operate our aircraft fleet. To manage the price risk, we utilize crude oil and heating oil derivative contracts. All of our derivative instruments must be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. All existing contracts settle on a monthly basis and we do not purchase or hold derivative instruments for trading purposes. At December 31, 2014, we had oil derivative contracts outstanding to hedge 26% of our expected fuel consumption in from January 2015 to March 2015 and the fair value of such contracts was R$284.4 million. If the aircraft fuel price had increased or decreased by 10% in relation to the average 2014, the fuel expense would have increased or decreased, respectively, approximately R$400 million. We acquire substantially all of our fuel from one supplier.

Foreign Currencies

A significant part of our operating costs and expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. In addition, a portion of our debt, all of our finance leases and some of our cash and cash equivalents and short-term investments are also denominated in U.S. dollars. To manage exchange rate risk, we enter into derivative contracts to protect against a possible depreciation of the real in relation to the U.S. dollar. At December 31, 2014, we had U.S. dollar currency derivative contracts outstanding to hedge 11% of our expected operational expenses linked to the U.S. dollar. As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation or depreciation of the real against the U.S. dollar would have resulted in a decrease or an increase, respectively, in expenses of aircraft and engine maintenance, aircraft operating lease payments and aircraft insurance of R$137.8 million in 2014 and in our debt, finance leases and cash and cash equivalents and short-term investments by R$370.7 million as of December 31, 2014.

As of December 31, 2014, we had R$963.4 million in cash and cash equivalents and short-term investments held outside Brazil, of which R$325.8 million (VEF 943,466) of unrestricted cash and cash equivalents was held in Venezuela, considering foreign currency losses of R$73.0 million. This balance includes amounts valued between VEF 6.30 per US$ 1.00 and VEF 12.00 per US$ 1.00, with the rate depending on the date we submitted our repatriation request to the Venezuelan government. These rates are materially more favorable than the exchange rates currently prevailing for other transactions conducted outside of the Venezuelan government’s current system that we participate in. While the cash is available for use in Venezuela, our ability to repatriate these funds has been limited due to Venezuela government controls and until these funds can be repatriated, they are at risk of future devaluations.  For more information on risks associated with the repatriation of funds held outside Brazil, see “Risk Factors—New and existing regulations and government actions regarding the repatriation of funds as well as the devaluation of currencies in foreign countries where we have operations could adversely affect us.”

Interest Rates

Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate leasing contracts. At December 31, 2014, leases for seven aircraft had floating-rate rent payments. A hypothetical 10% increase or decrease in international market interest rates in 2014 would have resulted in an increase or a decrease, respectively, in our aircraft financial leasing expenses of R$0.2 million. These amounts are determined considering the effects of the hypothetical international interest rates on our variable-rate leasing contracts at December 31, 2014.

ITEM 12.    Description of Securities other than Equity Securities

A.      American Depositary Shares

In the United States, our preferred shares trade in the form of ADS. The ADSs commenced trading on the NYSE on June 24, 2004. Since December 2005, each ADS represents one preferred share, issued by Citibank, N.A., as Depositary pursuant to a Deposit Agreement.

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

Reimbursement of Fees Incurred in 2014

During 2014 we received US$0.6 million from the depositary for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013). Based on this assessment, management believes that, as of December 31, 2014, the our internal control over financial reporting is effective based on those criteria.

Attestation Report of the Independent Registered Public Accounting Firm. The effectiveness of internal controls over financial reporting as of December 31, 2014 has been audited by Ernst & Young Auditores Independentes S.S., or EY, the independent registered public accounting firm who also audited our consolidated financial statements for the year then ended. EY’s report on the our internal controls over financial reporting is included herein.

Changes in internal control over financial reporting. There was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.     Reserved

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

ITEM 16C.   Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our principal accountants during the fiscal years ended December 31, 2013 and 2014. Ernst & Young Auditores Independentes S.S. has been our principal accountant during the fiscal year ended December 31, 2014 and Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, was our principal accountant during the fiscal year ended December 31, 2013:

	2013	2014
	(in thousands of R$)
Audit Fees	4,887.3	4,752.4
Audit-Related Fees	374.0	669.9
Tax Fees	-	-
All Other Fees	-	-
Total	5,261.3	5,422.3

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

In 2014 and 2013, audit-related fees for services performed by our principal accountant amounted to R$0.3 million and R$0.4 million, respectively.

Tax Fees

There were no tax advisory services provided by our principal accountant in 2014 and 2013.

All Other Fees

There were no other services provided by our principal accountants.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by our principal accountant. Any services provided by our principal accountant that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2013 and 2014, none of the fees paid to Deloitte or EY, respectively, were approved pursuant to the de minimis exception.

ITEM 16D.   Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.   Change in Registrant’s Certifying Accountant

As previously disclosed in our current report filed on Form 6-K filed on May 15, 2014, our board of directors, in light of mandatory rules regarding auditor rotation for listed companies in Brazil and based on the recommendation from our audit committee, approved the dismissal of Deloitte as independent registered public accounting firm and the engagement of EY to serve as our new independent registered public accounting firm for fiscal year ended December 31, 2014 as of April 1, 2014.

Deloitte’s audit report dated April 25, 2014 on our consolidated financial statements for the fiscal year ended December 31, 2013 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. Deloitte’s audit report dated March 25, 2013 on our consolidated financial statements for the fiscal year ended December 31, 2012 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

Deloitte’s audit report dated April 25, 2014 on the effectiveness of internal control over financial reporting as of December 31, 2013 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. Deloitte’s audit report dated March 25, 2013 on the effectiveness of internal control over financial reporting as of December 31, 2012 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the two fiscal years preceding the dismissal of Deloitte and the subsequent interim period from January 1, 2014 through March 31, 2014, there were no disagreements between us and Deloitte on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreement in its report on our consolidated financial statements. During the two fiscal years preceding the dismissal of Deloitte and the subsequent interim period from January 1, 2014 through March 31, 2014, there were no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

We have provided Deloitte with a copy of the foregoing statements and have requested and received from Deloitte a letter addressed to the Securities and Exchange Commission stating whether or not Deloitte agrees with the above statements. A copy of the letter from Deloitte is attached as Exhibit 16.1 to this annual report.

During the two fiscal years preceding the dismissal of Deloitte and the subsequent interim period from January 1, 2014 through March 31, 2014, neither us nor anyone acting on our behalf, consulted EY regarding any of the matters or events set forth in Item 3.04(a)(2) of Regulation S-K.

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

Fiscal Board

Under the Brazilian corporation law, the fiscal board is a corporate body independent of management and independent auditors. The fiscal board may be either permanent or non-permanent, in which case it is appointed by the shareholders to act during a specific fiscal year. A fiscal board is not equivalent to, or comparable with, a U.S. audit committee. The primary responsibility of the fiscal board is to review management’s activities and the company’s financial statements, and to report its findings to the company’s shareholders. The Brazilian corporation law requires fiscal board members to receive as remuneration at least 10% of the average annual amount paid to the company’s executive officers. The Brazilian corporation law requires a fiscal board to be composed of a minimum of three and a maximum of five members and their respective alternates.

Under the Brazilian corporation law, the fiscal board may not contain members that (i) are on our board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company or (iv) are spouses or relatives of any member of our management, up to the third degree. Our by-laws provide for a non-permanent fiscal board to be elected only by our shareholders’ request at a general shareholders’ meeting. The fiscal board, when elected, will be comprised of a minimum of three and a maximum of five members and an equal number of alternate members. In 2014 and 2013, our shareholders did not request the election of a fiscal board.

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian corporation law. Our permanent audit committee, which is currently comparable with a U.S. audit committee, provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance. The audit committee coordinates the appointment of our independent auditors to our board of directors and reviews the compensation of our independent auditors and helps supervise their activities. It also evaluates the effectiveness of our internal financial and legal compliance controls. Currently, the audit committee also performs the roles of an audit committee under U.S. laws, especially the Sarbanes-Oxley Act of 2002. It is comprised by three members elected by the board of directors for a term of up to ten years. The current members of our audit committee are Antonio Kandir, Richard F. Lark and Luiz Kaufmann. All members meet the independent membership requirements of the SEC and NYSE as well as other NYSE requirements. Luiz Kaufmann is the committee’s “financial expert” within the scope of the SEC rules covering the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

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

Our People Management and Corporate Governance Committee is responsible for the coordination, implementation and periodic review of best corporate governance practices and for monitoring and keeping our board of directors informed of legislation and market recommendations addressing corporate governance. It also reviews and recommends to our board of directors human resources policies, forms of compensation, including salary, bonus and stock options, to be paid to our employees, as well as analyzing management’s career and succession plans. The committee consists of up to five members elected by our board of directors for a one-year term, with the right to re-election, comprising the chairman of the board of directors, one member of the board of directors, two outside specialists and the management and human resources officer. The People Management and Corporate Governance Committee currently consists of Constantino de Oliveira Júnior, Henrique Constantino, Antonio Kandir, Paulo Sergio Kakinoff, Betânia Tanure de Barros and Paulo César Aragão.

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

4.1

Agreement, dated as of April 12, 2007, between the Registrant and Petrobras Distribuidora S.A., including Amendments 1 and 2 thereto, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

4.2

Amendment 3 to Agreement, dated as of December 8, 2011, between the Registrant and Petrobras Distribuidora S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2011, as filed on April 11, 2012.

4.3

Amendment 4 to Agreement, dated as of April 25, 2012, between the Registrant and Petrobras Distribuidora S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.

4.4

Amendment 5 to Agreement, dated as of June 25, 2012, between the Registrant and Petrobras Distribuidora S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.

4.5

Navitaire Hosted Services Agreement, dated May 1, 2004, between Navitaire Inc. and Gol Transportes Aéreos S.A., including amendments 1 through 7 thereto incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2006, as filed on February 28, 2007.

4.6

Amendment No. 8 to Navitaire Hosted Services Agreement dated as of June 11, 2007, between Navitaire Inc. and Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

4.7

Amendment No. 9 to Navitaire Hosted Services Agreement dated as of August 20, 2007, between Navitaire Inc. and Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

4.8

Amendment No. 10 to Navitaire Hosted Services Agreement dated as of August 27, 2007, between Navitaire Inc. and Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

4.9

Amendment No. 11 to Navitaire Hosted Services Agreement dated as of April 24, 2008, between Navitaire Inc. and Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2008, as filed on May 8, 2009.

4.10

Amendment No. 12 to Navitaire Hosted Services Agreement dated as of April 24, 2008, between Navitaire Inc. and Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2008, as filed on May 8, 2009.

4.11

Amendment No. 13 to Navitaire Hosted Services Agreement dated as of May 5, 2008, between Navitaire Inc. and Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2008, as filed on May 8, 2009.

4.12

Amendment No. 14 to Navitaire Hosted Services Agreement dated as of October 1, 2008, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2008, as filed on May 8, 2009.

4.13

Amendment No. 15 to Navitaire Hosted Services Agreement dated as of October 1, 2008, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2008, as filed on May 8, 2009.

4.14

Amendment No. 16 to Navitaire Hosted Services Agreement dated as of October 1, 2009, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 31, 2010.

4.15

Amendment No. 17 to Navitaire Hosted Services Agreement dated as of February 1, 2010, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 31, 2010.

4.16

Amendment No. 18 to Navitaire Hosted Services Agreement dated as of March 15, 2010, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

4.17

Amendment No. 19 to Navitaire Hosted Services Agreement dated as of June 25, 2010, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

4.18

Amendment No. 20 to Navitaire Hosted Services Agreement dated as of November 1, 2010, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

4.19

Amendment No. 21 to Navitaire Hosted Services Agreement dated as of March 1, 2011, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2011, as filed on April 11, 2012.

4.20

Amendment No. 22 to Navitaire Hosted Services Agreement dated as of February 1, 2012, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.

4.21

Amendment No. 23 to Navitaire Hosted Services Agreement dated as of February 5, 2012, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.

4.22

Amendment No. 24 to Navitaire Hosted Services Agreement dated as of February 5, 2012, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.

4.23

Amendment No. 25 to Navitaire Hosted Services Agreement dated as of September 1, 2012, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.

4.24

Amendment No. 26 to Navitaire Hosted Services Agreement dated as of December 24, 2012, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.

4.25

Amendment No. 27 to Navitaire Hosted Services Agreement dated as of January 1, 2013, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 28, 2014.

4.26

Amendment No. 28 to Navitaire Hosted Services Agreement dated as of August 1, 2013, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 28, 2014.

4.27

Amendment No. 29 to Navitaire Hosted Services Agreement dated as of December 2, 2013, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 28, 2014.

4.28	*	Amendment No. 30 to Navitaire Hosted Services Agreement dated as of January 1, 2014, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A.
4.29	*	Amendment No. 31 to Navitaire Hosted Services Agreement dated as of February 1, 2014, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A.
4.30	*	Amendment No. 32 to Navitaire Hosted Services Agreement dated as of August 1, 2014, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A.
4.31	*	Amendment No. 33 to Navitaire Hosted Services Agreement dated as of December 1, 2014, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A.
4.32	*	Amendment No. 34 to Navitaire Hosted Services Agreement dated as of January 12, 2015, between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A.
4.33

Aircraft Purchase Agreement, dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

4.34

Supplemental Aircraft Purchase Agreement No. 1 dated as of July 16, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

4.35

Supplemental Aircraft Purchase Agreement No 2 dated as of January 20, 2005 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

4.36

Supplemental Aircraft Purchase Agreement No. 3 dated as of January 7, 2005 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

4.37

Supplemental Aircraft Purchase Agreement No. 4 dated as of March 24, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

4.38

Supplemental Agreement No. 5 dated July 25, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

4.39

Supplemental Agreement No. 6 dated August 26, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

4.40

Supplemental Agreement No. 7 dated October 18, 2005 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

4.41

Supplemental Agreement No. 8 dated February 19, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

4.42

Supplemental Agreement No. 9 dated March 6, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

4.43

Supplemental Agreement No. 10 dated October 19, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company. Certain portions of this exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

4.44

Supplemental Agreement No. 11 dated October 24, 2006 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2006, as filed on February 28, 2007.

4.45

Supplemental Agreement No. 12 dated February 8, 2007 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

4.46

Supplemental Agreement No. 13 dated December 17, 2007 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

4.47

Supplemental Agreement No. 14 dated September 20, 2008 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2008, as filed on May 8, 2009.

4.48

Supplemental Agreement No. 15 dated April 30, 2008 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 31, 2010.

4.49

Supplemental Agreement No. 16 dated September 24, 2008 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 31, 2010.

4.50

Supplemental Agreement No. 17 dated October 28, 2009 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 31, 2010.

4.51

Supplemental Agreement No. 18 dated July 8, 2010 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

4.52

Supplemental Agreement No. 19 dated September 17, 2010 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

4.53

Supplemental Agreement No. 20 dated February 11, 2011 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

4.54

Supplemental Agreement No. 21 dated October 1, 2012 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.

4.55

Supplemental Agreement No. 22 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 25, 2014.

4.56

Supplemental Agreement No. 23 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 25, 2014.

4.57

Supplemental Agreement No. 24 to Purchase Agreement dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 25, 2014.

4.58

Aircraft Purchase Agreement, dated as of October 1, 2012 between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.

4.59

Supplemental Agreement No. 1, dated as of November 4, 2013, to the Aircraft Purchase Agreement, dated as of October 1, 2012 between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 28, 2014.

4.60

Supplemental Agreement No. 2, dated as of April 17, 2013, to the Aircraft Purchase Agreement, dated as of October 1, 2012 between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 28, 2014.

8.1	*	List of Subsidiaries.
12.1	*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
12.2	*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
13.1	*	Section 1350 Certification of Chief Executive Officer.
13.2	*	Section 1350 Certification of Chief Financial Officer.
16.1	*	Letter from Deloitte Touche Tohmatsu Auditores Independentes to the Securities and Exchange Commission, dated April 30, 2015, regarding the change in certifying accountant.
*		Filed herewith.

Signature

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:               /s/ Paulo Sergio Kakinoff
Name:         Paulo Sergio Kakinoff
Title:            Chief Executive Officer

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:               /s/ Edmar Prado Lopes Neto
Name:         Edmar Prado Lopes Neto
Title:            Chief Financial Officer

Dated: April 30, 2015

GOL Linhas Aéreas Inteligentes S.A.

Consolidated financial statements

December 31, 2014, 2013 and 2012

Report of Independent Registered Public Accounting Firm

To the

Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo, SP, Brazil

We have audited the accompanying consolidated statement of financial position of Gol Linhas Aéreas Inteligentes S.A. (the “Company”) as of December 31, 2014, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the year ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2014, and the consolidated results of its operations and its cash flows for the year ended December 31, 2014, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Gol Linhas Aéreas Inteligentes S.A.'s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 30, 2015 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

Luiz Carlos Passetti	Vanessa R. Martins
Accountant CRC-1SP144343/O-3	Accountant CRC-1SP244569/O

São Paulo, SP, Brazil

April 30, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP, Brazil

We have audited the accompanying consolidated statement of financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries (the "Company") as of December 31, 2013, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the two years ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2013, and the consolidated results of their operations and their consolidated cash flows for each of the two years ended December 31, 2013, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

\s\ DELOITTE TOUCHE TOHMATSU

Auditores Independentes
São Paulo - SP, Brazil
April 25, 2014 (April 30, 2015, as to the effects of the stock split described in Note 14)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo, SP, Brazil

We have audited Gol Linhas Aéreas Inteligentes S.A. (the “Company”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Gol Linhas Aéreas Inteligentes S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Gol Linhas Aéreas Inteligentes S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2014 and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the year ended December 31, 2014 and our report dated April 30, 2015 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

Luiz Carlos Passetti	Vanessa R. Martins
Accountant CRC-1SP144343/O-3	Accountant CRC-1SP244569/O

São Paulo, SP, Brazil

April 30, 2015

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of financial position

As of December 31, 2014 and 2013

(In thousands of Brazilian Reais - R$)

	Note	12/31/2014	12/31/2013

Current assets
Cash and cash equivalents	3	1,898,773	1,635,647
Short-term investments	4	296,824	1,155,617
Restricted cash	5	58,310	88,417
Trade receivables	6	352,284	324,821
Inventories	7	138,682	117,144
Recoverable taxes	8.a	81,245	52,124
Prepaid expenses	9	99,556	80,655
Derivatives	29	18,846	48,934
Other current assets		41,678	62,350
		2,986,198	3,565,709

Noncurrent assets
Deposits	10	793,508	847,708
Restricted cash	5	273,240	166,039
Prepaid expenses	9	18,247	26,526
Recoverable taxes	8.a	70,334	73,537
Deferred taxes	8.b	486,975	488,157
Other noncurrent assets		23,442	4,423
Investments	13	8,483	-
Property, plant and equipment	15	3,602,034	3,772,159
Intangible assets	16	1,714,186	1,694,190
		6,990,449	7,072,739

Total assets		9,976,647	10,638,448

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of financial position

As of December 31, 2014 and 2013

(In thousands of Brazilian Reais - R$)

	Note	12/31/2014	12/31/2013
Liabilities and equity
Current liabilities
Short-term debt	17	1,110,734	440,834
Suppliers		686,151	502,919
Salaries	18	255,440	233,584
Taxes payable	19	100,094	94,430
Landing fees		315,148	271,334
Advance ticket sales	20	1,101,611	1,219,802
Mileage program	21	220,212	195,935
Advances from customers	22	3,196	167,759
Provisions	23	207,094	199,471
Derivatives	20	85,366	30,315
Other current liabilities		127,600	90,408
		4,212,646	3,446,791
Noncurrent liabilities
Long-term debt	17	5,124,505	5,148,551
Provisions	23	278,566	282,903
Mileage program	21	559,506	456,290
Advances from customers	22	-	3,645
Taxes payable	19	34,807	61,038
Other noncurrent liabilities	11	99,591	20,730
		6,096,975	5,973,157

Equity
Capital stock	24	2,618,748	2,501,574
Advance for future capital increase		51	-
Share issuance costs		(150,214)	(145,279)
Treasury shares		(31,357)	(32,116)
Capital reserves		103,366	103,366
Share-based payments reserve		93,763	85,438
Equity valuation adjustments		(138,713)	(18,162)
Gains on change in investment		687,163	611,130
Accumulated losses		(3,701,194)	(2,455,025)
Equity (deficit) attributable to equity holders of the parent		(518,387)	650,926

Non-controlling interests		185,413	567,574
Total equity (deficit)		(332,974)	1,218,500

Total liabilities and equity (deficit)		9,976,647	10,638,448

The accompanying notes are an integral part of these consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of operations

For the years ended of December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$)

	Note
		12/31/2014	12/31/2013	12/31/2012
Net revenue
Passenger		9,045,831	8,122,161	7,159,987
Cargo and other		1,020,383	834,051	943,572
	25	10,066,214	8,956,212	8,103,559
Operating costs and expenses
Salaries		(1,374,096)	(1,333,462)	(1,569,670)
Aircraft fuel		(3,842,276)	(3,610,821)	(3,742,219)
Aircraft rent		(844,571)	(703,772)	(644,031)
Aircraft insurance		(22,411)	(20,222)	(26,875)
Sales and marketing		(667,372)	(516,061)	(423,682)
Landing fees		(613,153)	(566,542)	(559,421)
Aircraft, traffic and mileage servicing		(747,447)	(599,480)	(528,737)
Maintenance, materials and repairs		(511,045)	(460,807)	(417,990)
Depreciation and amortization		(463,296)	(560,966)	(519,631)
Other operating expenses		(473,115)	(318,090)	(576,916)
		(9,558,782)	(8,690,223)	(9,009,172)

Equity results	13	(2,490)	-	-
Income (loss) before financial expense, net and income taxes		504,942	265,989	(905,613)

Financial expense, net
Financial income		407,716	602,524	370,214
Financial expenses		(1,429,131)	(1,031,644)	(764,852)
Exchange rate variation, net		(436,207)	(490,096)	(284,571)
	26	(1,457,622)	(919,216)	(679,209)

Loss before income taxes		(952,680)	(653,227)	(1,584,822)

Current income taxes		(120,784)	(96,807)	(6,553)
Deferred income taxes		(43,817)	25,444	78,460
	8.b	(164,601)	(71,363)	71,907
Net loss for the year		(1,117,281)	(724,590)	(1,512,915)

Net loss attributable to equity holders of the parent		(1,246,169)	(796,547)	(1,512,915)
Net loss attributable to non-controlling interests		128,888	71,957	-

Weighted average number of outstanding shares in relation to basic loss per common share (in thousands)		5,035,037	5,035,037	4,900,915
Weighted average number of outstanding shares in relation to basic loss per preferred share (in thousands)		134,151	132,780	134,298

Basic loss per common share	14	(0.128)	(0.082)	(0.158)
Basic loss per preferred share	14	(4.482)	(2.879)	(5.515)
Diluted loss per common share	14	(0.128)	(0.082)	(0.158)
Diluted loss per preferred share	14	(4.482)	(2.880)	(5.515)

The accompanying notes are an integral part of these consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of comprehensive loss

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$)

	Note	12/31/2014	12/31/2013	12/31/2012

Net loss for the year		(1,117,281)	(724,590)	(1,512,915)

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods	29
Cash flow hedges		(182,653)	76,395	16,191
Tax effect		62,102	(25,975)	(5,505)
		(120,551)	50,420	10,686

Total comprehensive loss for the year		(1,237,832)	(674,170)	(1,502,229)

Comprehensive loss for the year attributable to:
Equity holders of the parent		(1,366,720)	(746,127)	(1,502,229)
Non-controlling interests		128,888	71,957	-

A roll forward of other comprehensive loss in total unrealized gains (losses) for the years ended December 31, 2014, 2013 and 2012 is shown below:

	Cash flow hedges	Income tax	Total unrealized gain (losses)
Balances as of December 31, 2011	(120,103)	40,835	(79,268)
Realized income (losses) from financial instruments transferred to net loss for the year	(4,733)	1,609	(3,124)
Fair value variation	20,924	(7,114)	13,810
Balances as of December 31, 2012	(103,912)	35,330	(68,582)

Realized income (losses) from financial instruments transferred to net loss for the year	(25,358)	8,622	(16,736)
Fair value variation	101,753	(34,597)	67,156
Balances as of December 31, 2013	(27,517)	9,355	(18,162)

Realized income (losses) from financial instruments transferred to net loss for the year	417,437	(141,929)	275,508
Fair value variation	(600,090)	204,031	(396,059)
Balances as of December 31, 2014	(210,170)	71,457	(138,713)

The accompanying notes are an integral part of these consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of changes in equity

For the years ended of December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$)

						Capital reserves
	Note	Capital stock	Advance for future capital increase	Share issuance cost	Treasury shares	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Share- based payment	Unrealized hedge gain (losses)	Gains on change in investment	Accumu-lated losses	Total attributable to equity holders of the parent	Non- controlling interests	Total equity
Balances as of December 31, 2011		2,316,500	182,610	(145,279)	(51,377)	31,076	29,187	68,602	(79,268)	-	(146,140)	2,205,911	-	2,205,911
Other comprehensive income (loss), net		-	-	-	-	-	-	-	10,686	-	-	10.686	-	10,686
Net loss for the year		-	-	-	-	-	-	-	-	-	(1,512,915)	(1,512,915)	-	(1,512,915)
Advances for future capital increase		-	579	-	-	-	-	-	-	-	-	579	-	579
Capital increase		183,189	(183,189)	-	-	-	-	-	-	-	-	-	-	-
Share-based payments		-	-	-	-	-	-	10,653	-	-	-	10,653	-	10,653
Treasury shares sold		-	-	-	16,213	1,124	-	-	-	-	-	17,337	-	17,337
Prescribed dividends and interest on capital		-	-	-	-	-	-	-	-	-	577	577	-	577
Balances as of December 31, 2012		2,499,689	-	(145,279)	(35,164)	32,200	29,187	79,255	(68,582)	-	(1,658,478)	732,828	-	732,828
Other comprehensive income (loss), net		-	-	-	-	-	-	-	50,420	-	-	50,420	-	50,420
Net loss for the year		-	-	-	-	-	-	-	-	-	(796,547)	(796,547)	71,957	(724,590)
Stock options exercised	24	1,885	-	-	-	-	-	-	-	-	-	1,885	-	1,885
Share-based payments		-	-	-	-	-	-	6,183	-	-	-	6,183	905	7,088
Gains on change in investment	13	-	-	-	-	-	-	-	-	611,130	-	611,130	484,642	1,095,772
Dividends and interest attributable to shareholders’ equity		-	-	-	-	-	-	-	-	-	-	-	(21,080)	(21,080)
Capital reserves		-	-	-	-	-	41,792	-	-	-	-	41,792	31,150	72,942
Treasury shares sold		-	-	-	3,048	187	-	-	-	-	-	3,235	-	3,235
Balances as of December 31, 2013		2,501,574	-	(145,279)	(32,116)	32,387	70,979	85,438	(18,162)	611,130	(2,455,025)	650,926	567,574	1,218,500
Other comprehensive income (loss), net		-	-	-	-	-	-	-	(120,551)	-	-	(120,551)	-	(120,551)
Net loss for the year		-	-	-	-	-	-	-	-	-	(1,246,169)	(1,246,169)	128,888	(1,117,281)
Stock options exercised		771	51	-	-	-	-	-	-	-	-	822	2,346	3,168
Capital decrease in subsidiary	13	-	-	-	-	-	-	-	-	-	-	-	(456,144)	(456,144)
Share-based payments	24	-	-	-	-	-	-	9,084	-	-	-	9,084	1,254	10,338
Capital increase	24	116,403	-	-	-	-	-	-	-	-	-	116,403	-	116,403
Share issuance costs		-	-	(4,935)	-	-	-	-	-	-	-	(4,935)	-	(4,935)
Gains on change in investment		-	-	-	-	-	-	-	-	2,063	-	2,063	1,411	3,474
Gains on investment sold - G.A.	1,13	-	-	-	-	-	-	-	-	73,970	-	73,970	37,949	111,919
Dividend paid		-	-	-	-	-	-	-	-	-	-	-	(67,409)	(67,409)
Dividends declared		-	-	-	-	-	-	-	-	-	-	-	(15,740)	(15,740)
Interest attributable to shareholder’s equity		-	-	-	-	-	-	-	-	-	-	-	(14,716)	(14,716)
Restricted shares transferred		-	-	-	759	-	-	(759)	-	-	-	-	-	-
Balances as of December 31, 2014		2,618,748	51	(150,214)	(31,357)	32,387	70,979	93,763	(138,713)	687,163	(3,701,194)	(518,387)	185,413	(332,974)

The accompanying notes are an integral part of these consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Statements of cash flows

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$)

	12/31/2014	12/31/2013	12/31/2012
Operating activities
Net loss for the year	(1,117,281)	(724,590)	(1,512,915)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	463,296	560,966	519,631
Allowance for doubtful accounts	17,143	4,389	5,662
Provisions for legal proceedings	12,245	21,125	16,996
Provision (reversal) for inventory obsolescence	631	(5,364)	(609)
Deferred taxes	43,817	(25,444)	(78,460)
Equity results	2,490	-	-
Share-based payments	10,338	7,088	10,652
Exchange and monetary variations, net	636,637	598,592	279,541
Interest on loans and financial lease	446,636	248,843	268,415
Unrealized hedge results	15,901	(28,872)	(4,733)
Provision for profit sharing	27,000	51,950	-
Restructuring provision	-	-	36,978
Mileage program	127,493	163,013	202,498
Write-off property, plant and equipment and intangible assets	5,418	19,453	56,825
Transaction effect between shareholders	(366)	-	-
Impairment losses	-	16,023	82,872
	691,398	907,172	(116,647)
Changes in assets and liabilities:
Trade receivables	(44,606)	(3,545)	22,807
Short-term investments	858,793	(570,589)	424,039
Inventories	(22,169)	26,259	13,593
Deposits	138,561	(116,336)	18,198
Prepaid expenses, insurance and tax recoverable	(32,101)	(7,983)	106,215
Other assets	1,654	12,911	(27,295)
Suppliers	183,231	22,734	65,622
Advance ticket sales	(118,191)	396,612	78,447
Advances from customers	(168,210)	77,809	63,343
Salaries	(5,144)	(25,884)	(42,512)
Landing fees	43,814	30,595	50,710
Tax obligations	125,789	115,187	(64,717)
Derivatives	(67,199)	49,404	(37,756)
Provisions	(151,423)	(159,909)	12,565
Other assets (liabilities)	85,899	(12,658)	(54,463)
Interest paid	(427,698)	(257,283)	(374,798)
Income taxes paid	(123,716)	(80,615)	(4,058)
Net cash flows from operating activities	968,682	403,881	133,293
Investing activities
Restricted cash	(77,094)	(29,932)	(115,429)
Investment acquisition	(25,791)	-	-
Investment sale, net of tax effects	65,703	-	-
Advances for property, plant and equipment acquisition, net	11,566	-	-
Cash from merger	-	13	-
Property, plant and equipment	(199,176)	(237,982)	(454,242)
Intangible assets	(46,308)	(51,035)	(20,772)
Net cash flows used in investing activities	(271,100)	(318,936)	(590,443)
Financing activities
Loan funding, net of issuance costs	2,152,544	403,984	312,401
Loan payments	(1,797,308)	(437,784)	(223,374)
Finance lease payments	(255,903)	(238,850)	(111,324)
Dividends and interest attributable to shareholders’ equity	-	(21,080)	-
Proceeds from sale of treasury shares	-	3,235	17,337
Advances for future capital increase	-	-	579
Capital increase on subsidiary by non-controlling interests	-	1,095,772	-
Capital decrease on subsidiary to non-controlling interests	(456,144)	-	-
Shares to be issued	51	-	-
Capital increase	119,520	1,885	-
Share issuance cost	(4,935)	-	-
Dividend paid by subsidiary to non-controlling interests	(67,409)	-	-
Net cash flows from (used in) financing activities	(309,584)	807,162	(4,381)

Foreign exchange variation on cash held in foreign currencies	(124,872)	(32,011)	6,795
Net increase in cash and cash equivalents	263,126	860,096	(454,736)

Cash and cash equivalents at beginning of the year	1,635,647	775,551	1,230,287
Cash and cash equivalents at the end of the year	1,898,773	1,635,647	775,551

The accompanying notes are an integral part of these consolidated financial statements.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.     General information

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GLAI”) is a publicly-listed company established on March 12, 2004, in accordance with the Brazilian Corporate Laws. The Company is engaged in controlling its subsidiaries: (i) VRG Linhas Aéreas S.A. (“VRG”), which essentially explores (a) the regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; and (b) complementary activities of flight transport services provided in its by-laws; and (ii) Smiles S.A. (“Smiles”), which mainly operates (a) the development and management of its own or third party’s customer loyalty program, and (b) sale of redemption rights of awards related to the loyalty program.

Additionally, the Company is the direct parent company of the wholly-owned subsidiaries: GAC Inc. (“GAC”), Gol Finance Inc. (“Gol Finance”), Gol LuxCo S.A. (“Gol LuxCo”), Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”) and indirect parent company of Webjet Linhas Aéreas S.A. ("Webjet").

On February 28, 2011, VRG constituted a Participation Account Company (“SCP BOB”) engaged in developing and operating on-board sales of food and beverages in domestic flights. In November 2014, SCP BOB was ceased, and all the operations were fully absorbed by VRG.

The Company’s shares are traded on the BM&FBOVESPA and on the New York Stock Exchange (“NYSE”). The Company adopted Level 2 Differentiated Corporate Governance Practices from BM&FBOVESPA and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created to identify companies committed to the differentiated corporate governance practices.

2.     Approval and summary of significant accounting policies applied in preparing the financial statements

The Company's consolidated financial statements were authorized for issue by management on April 30, 2015. The Company’s registered Office is at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

2.1. Compliance statement

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

2.2. Basis of preparation

These financial statements were prepared based on historical cost, except for certain financial assets and liabilities that are measured at fair value and investments measure through the equity method in accordance with accounting practices described below.

Except Gol Dominicana, which U.S. dollar is the functional currency, the Company and its subsidiaries have the Real as their functional currency. The reporting currency of these financial statements is the Brazilian Real.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The summary of significant accounting policies adopted by the Company is as follows:

a)     Basis of consolidation

The consolidated financial statements comprise Gol Linhas Aéreas Inteligentes S.A., its direct and indirect subsidiaries, as presented below:

Entity	Date of constitution	Location	Operational activity	Type of control	% equity interest
					12/31/2014	12/31/2013
GAC	03/23/2006	Cayman Islands	Aircraft acquisition	Direct	100.0	100.0
Gol Finance	03/16/2006	Cayman Islands	Financial funding	Direct	100.0	100.0
Gol LuxCo	06/21/2013	Luxemburg	Financial funding	Direct	100.0	100.0
VRG	04/09/2007	Brazil	Flight transportantion	Direct	100.0	100.0
Webjet	08/01/2011	Brazil	-	Indirect	100.0	100.0
SCP BOB	02/28/2011	Brazil	On-board sales	Indirect	-	50.0
Smiles	06/10/2012	Brazil	Frequent flyer program	Direct	54.3	57.3
Gol Dominicana	02/28/2013	Dominican Republic	Pre-operational phase	Direct	100.0	100.0
Jointly controlled:
SCP Trip	04/27/2012	Brazil	Flight magazine		60.0	60.0
Associate:
Netpoints	11/08/2013	Brazil	Frequent flyer program		21.2	-

The accounting policies were applied consistently in all the consolidated entities and are consistent with those used in previous years. All the transactions, balances, income and expenses between the entities are fully eliminated in the consolidated financial statements.

b)            Cash and cash equivalents

Cash and cash equivalents include bank deposits and short-term investments with maturities of three months or less (or with no restriction period for redemption) which have high liquidity and are readily convertible into an known amount of cash and have an insignificant risk of changes in value.

c)            Short-term investments

Short-term investments are represented by financial investments with first-tier financial institutions and include exclusive investment funds.

d)         Restricted cash

Restrict cash comprises deposits in guarantee and linked to securities, and short and long term debt.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

e)            Financial assets and financial liabilities

The measurement of initial recognition of financial assets and liabilities is as follows:

Non-derivate financial instrument	Initial recognition
Asset	Fair value
Liability	Fair value except direct issuance costs*

* Except financial instruments measured at fair value through the result, whose costs are recognized directly in profit or loss for the year.

After initial recognition, are measured in each balance sheet with the pre-defined classification, based on the purposes for which they were acquired or issued, as described below:

•         Financial assets

i.     Financial assets at fair value through profit or loss: include financial assets held for trading (i.e., acquired primarily for the purpose of sale in the short term) and financial assets designated upon initial recognition at fair value through profit or loss. Interest, inflation adjustment, foreign exchange changes and changes arising from the adjustment to fair value are recognized in profit or loss under financial income or financial expenses, when earned or incurred. The Company has cash equivalents, short-term investments and restrict cash classified under this category.

ii.    Held-to-maturity investments: financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intention and ability to hold to maturity. These are measured at amortized cost after initial recognition under the effective interest method, less possible impairment losses, when applicable, and changes are recognized in profit or loss, as financial income or financial expenses, when earned or incurred. The Company does not have financial assets classified under this category.

iii. Loans and receivables: with fixed or determinable payments that are not quoted in an active market which are measured at amortized cost after initial recognition under the effective interest method. Interest, inflation adjustment, foreign exchange changes, less impairment losses, when applicable, are recognized in profit or loss under financial income or financial expenses, when earned or incurred. The Company has mainly bank deposits and trade receivables classified under this category.

iv. Available for sale financial assets: include financial assets not classified under the categories above, measured at fair value, and the respective gains and losses resulted by market adjustments are recognized in “Other comprehensive income (loss)” in equity until the investment is sold, and any gains and losses previously accumulated are reclassified to profit or loss. The Company does not hold financial assets under this category.

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

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

•         Financial  liabilities

i. Financial liabilities at fair value through profit or loss: include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss, except those designated as hedge instruments. They are remeasured at fair value at every balance sheet date. Interest, inflation adjustment, foreign exchange changes and changes arising from measurement at fair value, when applicable, are recognized in the profit or loss when incurred. The Company classifies under this category derivatives not designated as hedging instruments.

ii. Loans and borrowings: financial liabilities that are not regularly traded before maturity. After initial recognition, they are remeasured at amortized cost using the effective interest method. Interest, inflation adjustment and foreign exchange changes, if applicable, are recognized in profit or loss when incurred. The Company recognized under this category current and noncurrent short and long term debt (including finance leases) and trade accounts payable.

f)     Trade receivables

Trade receivables are measured based on cost, less allowances for doubtful accounts, which approximates its fair value, due to their short-term nature.

The allowance for doubtful accounts is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable through risk analysis and taking into account the historical analysis of the recovery of arrears. The allowance for doubtful receivables is the difference between the book value and recoverable amount and the provision is made for all accounts overdue for more than 90 days for installment sales, travel and cargo agencies, and 180 days in respect of airline partners. Additionally, in some cases, the Company performs an individual analysis.

g)    Inventories

The inventories are composed primarily of maintenance and spare parts and materials, and are stated at the lower of cost and the net realizable value. The costs of inventories are determined under the average cost method and include expenses incurred in their acquisition and transportation to their current location. The provision for inventory obsolescence is recorded when losses are probable.

h)    Leasing

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

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

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

The other leases are classified as operating leases and are recognized as an expense in profit or loss on a straight-line basis over the term of the lease agreement.

i)     Sale-leaseback

Gains or losses related to sale-leaseback transactions classified as an operating lease after the sale are accounted for as follows:

i. Immediately recognized in profit or loss when it is clear that the transaction is established at fair value;

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

If the sale-leaseback transactions results in financial lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term. The Company did not enter into any sale-leaseback transaction that resulted in a financial lease during the years ended December 31, 2014, 2013 and 2012.

j)      Prepaid expenses

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Represent advance payments whose benefits to the Company will occur after the balance sheet date, obeying the criteria of segregation between short and long term.

k)    Property, plant and equipment

Property, plant and equipment, including rotable parts, are recorded at acquisition or construction costs, including interest and other financial charges. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. Aircraft and engine spares acquired on the introduction or expansion of the fleet, as well as rotable spares purchased separately, are carried as property, plant and equipment and generally depreciated in line with the fleet to which they relate. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation and 737- MAX aircraft.

Assets held through finance leases are depreciated over the shorter of the expected useful life or the contractual lease term, if there is no purchase option at the end of the agreement in question.

The estimated useful life for property, plant and equipment is disclosed in Note 15.

The Company follows the IAS 16 - "Property, Plant and Equipment", and performs the capitalization of the costs relating to engine overhauls of engines. This practice establishes that costs on major maintenance (including replacement parts and labor) should be capitalized only when there is an extension of the estimated useful life of the engine. Such costs are capitalized and depreciated until the next stop for major maintenance. The expense recognized directly in profit or loss refers to maintenance costs of other aircraft components or even maintenance of engines that do not extend their useful life.

Identifiable interest costs incurred on short and long term debt directly attributable to assets under construction, including pre-delivery deposits to acquire new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or aircraft delivery.

The book value of property, plant and equipment is analyzed in order to verify losses in recoverable value when events or changes in circumstances indicate the book value is higher than the estimated recoverable amount.

A write-off of a property, plant and equipment item occurs after disposal or when there is no future economic benefits resulting from continued use of the asset. Any gains or losses on property, plant and equipment sales or write-offs are determined by the difference between the values received in the sale and the asset's book value, and are recognized in profit or loss.

The Company registers provisions for aircraft reconfiguration based on the return requirements, considering the costs that meet the agreement terms regarding the return conditions on engines held under operating leases.

l)      Intangible assets

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Intangible assets are non-monetary assets without physical property, whose book value of intangible assets with indefinite useful life is reviewed annually as to its recoverable amount, or when strong evidence of changes in circumstances indicates that the carrying amount may not be recoverable.

i.    Goodwill: The goodwill value is tested annually by comparing the balance value to fair value recoverable from the cash-generating units, the operating subsidiaries VRG and Smiles (since the operations segregation). Management exercises considerable judgment to assess the impact of operating and macroeconomic changes in order to estimate the future cash flows and measure the recoverable amount of that asset. The assumptions adopted by the Company in the impairment tests are consistent with internal projections and operating plans. No impairment losses have been recorded until the present date.

ii.   Airport operating rights: Airport operating rights were acquired as part of the acquisition of VRG and Webjet, and were capitalized at fair value at the acquisition date and are not amortized. Those rights are considered to have an indefinite useful life due to several factors and considerations, including requirements and necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The carrying value of these rights is evaluated annually to its recoverable amount or in case of changes in circumstances indicates that carrying values may not be recoverable. No impairment has been recorded until the present date.

iii. Software: The costs related to the acquisition or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis.

The book value of these intangibles is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. No impairment losses were recognized for the year ended December 31, 2014.

m)  Deposits

i. Aircraft and engine maintenance deposits: The maintenance deposits refer to payments made in U.S. dollars by the Company to commercial lease companies to be used in future aircraft and engine maintenance work. The realization of these assets occurs substantially by the receipts of funds, according to the renegotiations with the lessors. The exchange rate variations arising from payments, net of uses for maintenance, are recognized as an expense or revenue in the financial results. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated financial position are recoverable.

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

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Additionally, the Company maintains agreements with some lessors to replace deposits by letters of credit, which can be claimed by the lessor if the aircraft maintenance does not occur as established with the scheduled review. Many of the aircraft lease agreements do not require maintenance deposits and have the letters of credit as a guarantee that the maintenance periods will be executed as scheduled. Until December 31, 2014, no letter of credit had been executed.

ii. Deposits in guarantee and collaterals for lease agreements: The deposits in guarantee and collaterals are represented by amounts deposited to lessors of the lease monthly payments, as required at the inception of the lease agreements. The deposits in guarantee and collaterals are denominated in U.S. dollars, do not bear interest and are reimbursable to the Company upon termination of the agreements.

n)    Foreign currency transactions

Transactions in foreign currencies are recorded at the exchange rate prevailing at the time that the transaction occurs. Monetary assets and liabilities denominated in foreign currencies are subsequently calculated based on the conversion using the exchange rate at the balance sheet date and differences resulting from the currency calculated based on conversion are recognized in the statement of operations under “Exchange rate variation, net”.

o)  Hedge accounting

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

i. Fair value hedge: The changes in the fair value of hedge instruments and hedge items attributable to the hedge risk are recognized in profit or loss item related to the hedged item.

ii. Cash flow hedge: The effective part of changes in fair value of derivatives that are designated as a cash flow hedge is recognized in other comprehensive income (loss) and accumulated under the “Other comprehensive income (loss)” in equity. The gains or losses that are related to the ineffective portion are recognized immediately in financial results.

At the moment that the hedge item is recognized in the financial results, amounts previously recognized in other comprehensive income (loss) and accumulated in equity are reclassified to profit or loss under the same section of the statement of operations in which the item is recognized.

Hedge accounting is discontinued prospectively when the Company and its subsidiaries (i) cancel the protection relation, (ii) the derivative instrument expires or is settled, terminated or executed, or (iii) when it no longer qualifies for hedge accounting. If the hedge accounting is discontinued, any gains or losses recognized in “Other comprehensive income (loss)” and previously accumulated in equity until that date are recognized in profit or loss when the transaction is also recognized in profit or loss. When the forecasted transaction is not expected anymore, the gains or losses accumulated in equity and deferred are recognized in profit or loss immediately.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

o)    Share-based payments

The fair value of the Company equity-settled transactions with employees, of stock options and restricted shares, was estimated on the grant date of the options using the Black-Scholes model.This fair value is recorded on a straight-line basis, according to IFRS 2 – “Share-Based Payment”, as an expense in profit or loss over the vesting period, based on Management’s estimates on which options granted will become eventually vested, with a corresponding increase in equity. At the end of each reporting year, the Company revises its estimates of the amount of equity instruments that will be acquired. The impact of the review of the amount of stock options or restricted shares related to original estimates, if any, is prospectively recognized in profit or loss when the remaining oprtions and shares are exercised, so that the cumulative expense reflects the best (revised) estimates with a corresponding adjustment to equity in “Share-based payments reserve.”

p)     Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation.

When the Company expects some or all of the provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financial expense.

Provisions for aircraft and engines returns follow different criteria in relation to when such expenses are recognized in profit or loss.

i. Aircraft return provision: For aircraft operating leases, the Company is contractually required to return the equipment in a predefined level of operational capability. In these cases, the Company accrues the cost of returning, since these are present obligations arising from past events that will generate future disbursements, whose measurement is made with reasonable assurance. These costs are primarily related to expenses of aircraft reconfiguration (interior and exterior), obtaining licenses and certifications techniques, painting, etc., according to return agreement clauses. The estimated cost is initially recorded at present value and the consideration of the provision for aircraft return is made under "flight equipment" of property, plant and equipment (see Note 15). After initial recognition, the asset is depreciated on a straight-line basis and liabilities updated according to the discount rate with the result shown in financial result.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

ii. Engine return provisions: Are estimated based on the minimum contractual conditions that the equipment must have when returned to the lessor, considering the historical costs incurred and the conditions of the equipment at the time of evaluation. These provisions are recorded in profit or loss from the time that the minimum contract requirements are reached and the next maintenance is scheduled for a date later than the date set for the return of the engine.

iii. Provisions for legal proceedings: The Company is a defendant in several lawsuits and administrative proceedings. Provisions are registered for all the lawsuits that represent probable loss according to its probability, which includes the assessment of available evidence, including the opinion of internal and external legal consultants, the Company, the nature of the processes and past experiences. Management believes that these provisions are sufficient and are correctly presented in the financial statements. Provisions are calculated considering the likely settlement at the date of the financial statements and restated later, when applicable.

q)    Revenue recognition

The passenger revenue is recognized when air transportation services are actually provided to the passenger. Tickets sold but not yet used are recognized as advance ticket sales and correspond to a deferred revenue from tickets sold to be transported in a future date, net of tickets that will expire in accordance with the Company´s (breakage) expectations based on historical data.

Breakage consists of the statistical calculation, on a historical basis, of unused, expired tickets, i.e., passengers to be transported that have a high probability of not flying. The Company periodically records adjusted deferred revenues based on tickets which have actually expired.

The balance of deferred revenue also refers to tickets rescheduled by passengers. Future opportunities may significantly change the customers’ profile and the historical pattern, and such changes may result on significant changes in the deferred revenue balance and in the revenue amount booked.

Revenues from cargo shipment are recognized when transportation is provided. Other revenues include charter services, onboard sales services, tickets exchange charges, and other additional services, and are recognized when the service is provided.

r)     Mileage program

The "Smiles Loyalty Program" is designed to retain its customers through the granting of mileage credits to participants. The obligation created by the issuance of mileages is measured based on the price that the mileages were sold to its airline and non-airline partners, classified by the Company as the fair value of the transaction. The revenue recognition on the consolidated profit or loss occurs when the Smiles Loyalty Program participant, after redeeming the mileages and exchanging it in flight tickets, is transported (see Note 27).

The Company’s policy is to cancel all mileages contained in the accounts of customers for longer than 3 years and 11 months. The associated value for mileage credits estimated to be cancelled is recognized as revenue. The Company calculates the expiration estimate and non-use based on historical data. Future opportunities can significantly alter customer profile and the historical patterns. Such changes may result in material changes to the deferred revenue balance, as well as revenues recognized from that program.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

s)    Treasury shares

The Company’s own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is registered in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments. Any difference between the book amount and the counterpart is registered under other capital reserves.

t)     Segment information

IFRS 8 – “Operating Segments” require that operations by segment are identified based on internal reports which are regularly reviewed by the Company’s management in order to allocate resources to its segments and measure its performance individually.

According to the assumptions, the Company's operations have two reportable segments, as described below:

● Flight transportation: The Company’s operations are derived from VRG and consist in provide air transportation services, and the major assets earning revenue are its aircraft. Other revenues primarily arises from cargo, installment sales, excess baggage charges and cancellation fares, all directly attributable to air transportation services. Based on the way the Company treats its business and the manner in which resource allocation decisions are made.

● Smiles loyalty program: The operations in this segment are represented by mileages’ sales transactions to airlines and non-airline partners. Under this context the program management, marketing and rights of redemption of prizes and creating and managing the database of individuals and corporations..

u)     Income taxes

The income tax and social contribution expenses are represented by current and deferred income taxes.

Current tax

The provision for income tax and social contribution is based on the taxable income and tax loss carryforwards. The taxable income differs from the one reported in profit or loss, since such excludes other years’ taxable or deductible revenues or expenses, and also excludes permanently nontaxable or nondeductible items. The provisions for income and social contribution taxes are calculated individually for each company in the group based on effective rates at the end of the year.

Deferred tax

Deferred income taxes are recognized on temporary differences between the balances of assets and liabilities recognized in the financial statements and tax bases used in calculation of taxable income. The deferred income tax liability is usually recognized on all taxable temporary differences and the deferred income tax asset are recognized on  all deductible temporary differences, only when it is probable that the Company will produce enough taxable income in the future so such deductible temporary differences can be used. The deferred income tax assets and liabilities are not recognized on temporary differences from the initial recognition of assets and liabilities on a transaction which does not affect the taxable or the book income.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that is not probable that sufficient taxable profits will be incurred to allow all or part of the deferred tax asset to be realized.

Defered tax related to items recognized directly in equity also has its deferred tax recognized in equity and not in the statement of operations. Deferred tax items are recognized in accordance with the transaction that gave rise to deferred tax in other comprehensive income (loss) or directly in equity.

Income tax and social contribution taxes, assets and liabilities, are offset when there is a legal right and intention to offset it upon the calculation of current taxes, in general as it relates to the same legal entity and the same taxation authority.

Tax credits from tax losses and negative basis of social contribution are registered based on the future taxable profit expected from the indivual Company and its subsidiaries, in accordance with legal limitations.

Projections of future tax profits under tax losses and negative basis of social contribution are prepared based on the business plan, and are annually reviewed and approved by the Company’s Board of Directors.

v)    Main accounting estimates and assumptions adopted

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

The most significant accounting estimates and assumptions are discussed below:

i. Impairment of non-financial assets: The Company assesses if there are indications of impairment for all non-financial assets at every balance sheet date, or when there is evidence that the carrying amount may not be recoverable.  The recoverable values of the cash-generating unit were determined using its value-in-use. The value-in-use is determined based on the assumption of discounted cash flows.

ii. Income taxes: The Company believes that the tax positions taken are reasonable. However, it recognizes that the authorities may question the positions taken which may result in additional liabilities for taxes and interest. The Company recognizes provisions that involve considerable judgment of the management. The provisions are reviewed and adjusted to account for changes in circumstances, such as lapsing of applicable statutes of limitations, conclusions of tax authorities, additional exposures based on identification of new issues or court decisions affecting a particular tax issue. Actual results can differ from estimates. The analysis of the recovery of deferred income taxes is detailed on Note 8.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

iii. Property, plant and equipment and intangible assets: At the end of the reporting period, the Company reviews the carrying amounts of its property, plant and equipment items to determine if there is any indication that they might be impaired. If such indication exists, the recoverable amount of the asset is estimated to measure the impairment loss.  The useful lives of property, plant and equipment is described in Note 15.

iv. Breakage: As part of the process of revenue recognition,  flight tickets issued that will not be used and  miles issued that will not be redeemed are estimated and recognized as revenue at the moment of the sale and issuance, respectively. These estimates, referred to as breakage, are reviewed annually and are based on historical data of expired flight tickets and expired miles.

v. Allowance for doubtful accounts: The allowance for doubtful accounts is recorded in the amount considered sufficient by the management in order to cover possible losses on trade receivables arising from receivables, considering the risks involved. The Company periodically evaluates its receivables and, based on historical data, combined with risk analysis per customer, registers the allowance for losses.

vi. Provisions for legal proceedings: Provisions are recorded for all lawsuits that represent probable losses, according to the loss probability, which includes the assessment of available evidence, including the legal consultants’ opinion, internal and external, the proceedings nature and past experiences. Additionally, the provisions are periodically reviewed and the management believes that the provisions recorded are sufficient, based on the probability of loss. However, significant changes in judicial decisions can have significant impacts on the Company’s financial statements.

vii. Aircraft return provision: The Company estimates the provision for aircraft returns and obsolescence considering the costs in accordance with returns conditions agreements held under operating leases, as well the costs of aircraft reconfiguration to be carried out, without purchase option, as set out in the return conditions in the leasing contracts.

viii. Engine return provision: The Company records engine return provisions estimated based on the agreement conditions which lay out the conditions in which the engine should be returned to its lessor, based on not only historical costs but also on the equipment condition at the date of the analysis.

x)         Earnings (loss) per share

Basic earnings (loss) per share is calculated based on the net result of the year attributable to the owners of the parent divided by the weighted average number of shares outstanding.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The diluted earnings (loss) per share is calculated based on the weighted average number of shares outstanding and the number of shares that would be issued on conversion of all the dilutive potential shares into preferred shares.

z) Standards issued by not yet effective

i. New standards and amendments issued but not yet effective as of December 31, 2014:

Standard
IFRS 9	Financial Instruments
IFRS 14	Regulatory Deferral Accounts
IFRS 15	Revenue from Contracts with Customers
Amendments to IFRS 11	Joint Arrangements: Accounting for Acquisitions of Interests

New standards and amendments issued, but not effective at the date of these financial statements, and applicable to the Company are as follows:

IFRS 9 - Financial Instruments: introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company does not expect significant impacts from the adoption of this standard.

IFRS 15 - Revenue from Contracts with Customers: establishes a new model that will apply to revenue arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact of IFRS15 and plans to adopt the new standard on the required effective date.

3.     Cash and cash equivalents

	12/31/2014	12/31/2013
Cash and bank deposits	507,248	667,985
Cash equivalents	1,391,525	967,662
	1,898,773	1,635,647

The breakdown of cash equivalents is as follows:

	12/31/2014	12/31/2013
Private bonds	1,130,462	537,196
Government bonds	63	65,673
Investment funds	261,000	364,793
	1,391,525	967,662

As of December 31, 2014, the cash equivalents were comprised by private bonds (Bank Deposit Certificates - “CDBs”), buy-back transactions and time deposits remunerated at post fixed rates between 85% and 102% of the Interbank Deposit Certificate Rate (“CDI”) on the onshore investments.

The investment funds were represented primarily by government bonds paid at a weighted average rate of 102% of the CDI rate.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The investment funds classified as cash equivalents have high liquidity, and based on the Company’s assessment, are readly convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Repatriation of cash generated in Venezuela

On January 23, 2014, the Venezuela government announced that airline companies could request the repatriation of their resources generated by sales in Venezuela through CADIVI ("Comisión de Administración de Divisas") using the official rate of VEF 6.30 per US$1.00. This rate experienced an increase and the exchange rate as of December 31, 2014 was VEF 12.00 per US$1.00. The exchange control in Venezuela is determined on a weekly basis by its Central Bank (SICAD).

Given this increase, the Company recorded an exchange rate depreciation justified by the intention to repatriate values related to the operations performed in Venezuela as from January 2014. During the year ended December 31, 2014, the Company repatriated the amount of VEF 227,220 (US$20,226) at weighted average rate of VEF 11.23 per US$1.00, equivalent to R$47,300.

The total amount of the cash in Venezuela registered under “Cash and cash equivalents” as of December 31, 2014 was VEF 943,466. Cash related to 2013 sales was submitted for repatriation and approved by the Venezuelan goverment at the official exchange rate of VEF 6.30 per US$1.00. For cash related to 2014 sales, repatriation requests were approved using SICAD 1, for which the exchange rate as of December 31, 2014 was VEF 12.00 per US$1.00. The devaluation loss of the Venezuelan Bolivar  against the U.S. dollar totaled R$72,972 for the year ended 31 December 2014, with a corresponding entry recorded in the statement of operations under "Exchange rate variation, net" (see Note 26). The cash balance held in Venezuela of R$325,831 is recorded as “Cash and cash equivalents”. While the cash is available for use in Venezuela with no restriction, the Company’s ability to repatriate these funds has been limited due to Venezuelan government controls.

The unrestricted cash and cash equivalents held in Venezuela is subject to future changes due to the economic instability in Vezenuela, with the possibility of new limitations in the repatriation of funds by CADIVI or even sanctions by the Venezuelan government to restrict the cash repatriation.

4.     Short-term investments

	12/31/2014	12/31/2013
Private bonds	74,127	554,032
Government bonds	66,030	88,596
Investment funds	156,667	512,989
	296,824	1,155,617

As of December 31, 2014, the private bonds were represented by debentures and financial letters with first-rate financial institutions, remunerated at a weighted average rate of 102% of the CDI rate on onshore investments.

Government bonds are represented primarily by LTN, NTN and LFT remunerated at a weighted average of 101% of CDI rate.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Investment funds are represented by private and government bonds remunerated at a weighted average of 102% of the CDI rate.

5.     Restricted cash

	12/31/2014	12/31/2013
Margin deposits for hedge transactions (a)	82,025	29,845
Deposits in guarantee of letter of credit - Safra (b)	42,040	75,681
Escrow deposits - Bic Banco (c)	70,820	57,923
Escrow deposits - Leasing (d)	72,672	-
Escrow deposits - Debentures (e)	58,303	-
Guarantee deposits of forward transactions (f)	-	88,410
Other deposits	5,690	2,597
	331,550	254,456

Current	58,310	88,417
Noncurrent	273,240	166,039

(a)  Denominated in U.S. dollar, remunerated by LIBOR (average remuneration of 0.5% p.a.).

(b)  The guarantee amount is related to Webjet´s loan (See Note 17).

(c)  Includes the amount of R$21,579 as of December 31, 2014 (R$19.197 as of December 31, 2012) related to a contractual guarantee for the PIS and COFINS proceeding, paid to GLAI as detailed in Note 23c, and other notes guarantees.

(d)  Related to a letter of credit for operational leases of aircraft.

(e)  Related to debentures issued by Smiles, classified in current liabilities. For further information, see Note 17.

(f)   As of December 31, 2013, the Company held escrow deposits for forward transactions applied in LTN and LFT (average remuneration of 9.7% p.a.). These transactions were fully settled during the year ended December 31, 2014.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

6.     Trade receivables

	12/31/2014	12/31/2013
Local currency
Credit card administrators	72,116	74,359
Travel agencies	176,244	175,723
Installment sales	43,730	45,475
Cargo agencies	35,536	32,339
Airline partner companies	29,044	20,544
Other (*)	67,228	21,153
	423,898	369,593
Foreign currency
Credit card administrators	18,502	27,156
Travel agencies	10,151	11,881
Cargo agencies	89	1,321
	28,742	40,358
	452,640	409,951

Allowance for doubtful accounts	(83,837)	(85,101)
	368,803	324,850

Current	352,284	324,821
Noncurrent	16,519	29

(*) Includes the amount of R$33,801related to commercial cooperation strategic partnership wih Air France-KLM, to be received in two equal installments in June 2015 and 2016, and the long-term installment registered on “Other noncurrent assets”. For further information, see Note 11d.

The aging list of trade receivables is as follows:

	12/31/2014	12/31/2013
Not yet due	278,311	280,271
Overdue until 30 days	14,480	17,778
Overdue 31 to 60 days	6,748	6,864
Overdue 61 to 90 days	3,606	6,196
Overdue 91 to 180 days	10,775	5,830
Overdue 181 to 360 days	34,434	12,464
Overdue above 360 days	104,286	80,548
	452,640	409,951

The average collection period of installment sales is six months and monthly interest of 6.99% is charged on overdue balances, which is recognized in financial results. The average collection period of the other receivables is 127 days (122 days as of December 31, 2013).

The changes in the allowance for doubtful accounts were as follows:

	12/31/2014	12/31/2013
Balance at beginning of the year	(85,101)	(80,712)
Additions	(17,143)	(32,849)
Unrecoverable amounts	9,624	8,119
Recoveries	8,783	20,341
Balance at the end of the year	(83,837)	(85,101)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

7.     Inventories

	12/31/2014	12/31/2013
Consumables	26,020	19,601
Parts and maintenance materials	117,748	105,649
Advances to suppliers	322	286
Others	7,450	3,835
Provision for obsolescence	(12,858)	(12,227)
	138,682	117,144

The changes in the provision for obsolescence were as follows:

	12/31/2014	12/31/2013
Balance at the beginning of the year	(12,227)	(17,591)
Additions	(3,968)	(3,702)
Write-off and reversal	3,337	9,066
Balance at the end of the year	(12,858)	(12,227)

8.     Deferred and recoverable taxes

a)     Recoverable taxes

	12/31/2014	12/31/2013

ICMS (1)	39,321	32,205
Prepaid income taxes	64,750	46,389
Withholding tax (IRRF) (2)	14,594	26,505
PIS and COFINS (3)	2,472	2,177
Withholding tax of public institutions	16,845	8,693
Value added tax – IVA (4)	12,280	6,544
Income tax on imports	734	2,741
Others	583	407
Total	151,579	125,661

Current assets	81,245	52,124
Noncurrent assets	70,334	73,537

(1) ICMS: State tax on sales of goods and services.

(2) IRRF: withholding income tax levied on financial income from financial investments.

(3) Contributions to Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS).

(4) IVA: Value added tax on sales of goods and services abroad.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

b)     Deferred tax assets (liabilities)

	12/31/2014	12/31/2013
Net operating losses carryforward
Income tax losses	330,924	433,520
Negative basis of social contribution	119,132	156,068
Temporary differences:
Mileage program	46,853	94,540
Allowance for doubtful accounts and other credits	96,603	73,300
Provision for losses on VRG’s acquisition	143,350	143,350
Provision for legal proceedings and tax liabilities	42,852	49,689
Aircraft return	102,524	85,350
Derivative transactions not settled	88,078	15,727
Tax benefit due to goodwill incorporation (a)	58,353	72,942
Flight rights	(353,226)	(353,226)
Maintenance deposits	(116,873)	(140,246)
Depreciation of engines and parts for aircraft maintenance	(164,391)	(158,775)
Reversal of goodwill amortization on VRG’s acquisition	(127,659)	(127,659)
Aircraft leasing	73,412	34,764
Others (b)	147,043	108,813
Total deferred taxes - noncurrent	486,975	488,157

(a)   Related to the tax benefit from the reverse merger of the G.A. Smiles Participações S.A. by Smiles. Under the terms of the current tax legislation, the goodwill amortization for tax purposes will be a deductible expense on the taxable income calculation.

(b)   Includes the tax effects on Smiles unrealized profit in the amount of R$14,325 as of December 31, 2014 (R$9,579 as of December 31, 2013).

The Company, VRG and Webjet have net operating losses carryforward, represented by income tax losses and negative basis of social contribution. The net operating losses carryforward have no expiration period, however, the compensation is limited to 30% of the annual taxable profit. The unused balances of net operating losses carryforward as of December 31, 2014 and 2013 were as follows:

	GLAI		VRG		Webjet
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Income tax losses	189,522	235,907	2,801,620	2,602,369	818,159	712,849
Negative basis of social contribution	189,522	235,907	2,801,620	2,602,369	818,159	712,849

As of December 31, 2014, the tax credits from net operating losses carryforward were recorded based on the reasonably expected generation of future taxable income of the GLAI and its subsidiaries, subject to legal limitations. The forecast of future taxable income to utilize the net operating losses carryforward were prepared based on the business plan and approved by the Board of Directors on December 19, 2014.

The Company and its subsidiaries have tax credits from net operating losses carryforward of R$1,295,162, of which R$64,437 is related to GLAI and R$1,230,725 is related VRG and Webjet.

The Company performs annually an impairment analysis of deferred tax assets. The forecast of GLAI shows expected taxable profits over the long term.  For Webjet, the forecast did not present sufficient taxable profits to be realized over future periods, and as a result, a provision was recorded for unrealizable tax credits of R$278,174. For VRG, such forecasts indicate sufficient taxable profits for the realization of a part of the deferred tax credits in the long term. However, due to tax losses presented during recent years, management conducted a sensitivity analysis on the forecast results, and, considering significant changes in the macroeconomic scenario, restricted the register of deferred tax assets on tax losses to the lowest value obtained in this analysis. As a result, the Company did not recognize the amount R$566,933 of deferred tax assets from VRG.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2014	12/31/2013	12/31/2012
Loss before income taxes	(952,680)	(653,227)	(1,584,822)
Combined tax rate	34%	34%	34%
Income tax credits at the combined tax rate	323,911	222,097	538,839
Adjustments to calculate the effective tax rate:
Equity results	(846)	-	(27,325)
Tax losses from wholly-owned subsidiaries	(56,882)	(9,157)	-
Income tax on permanent differences and other	(8,716)	(13,512)	(14,093)
Nontaxable revenues (nondeductible expenses), net	(164,330)	(119,208)	(50,922)
Exchange rate differences on foreign investments	(75,224)	(41,150)	(47,252)
Interest attributable to shareholders’ equity	11,848	2,655	-
Benefit on tax losses and temporary differences not constituted	(216,884)	(110,001)	(327,340)
Use of tax credits to settle Refis debts (*)	22,522	-	-
Debits included on Refis (*)	-	(4,354)	-
Tax incentives	-	1,267	-
Income taxes credit (expense)	(164,601)	(71,363)	71,907

Current income taxes	(120,784)	(96,807)	(6,553)
Deferred income taxes	(43,817)	25,444	78,460
	(164,601)	(71,363)	71,907
Effective rate	17.28%	10.92%	(4.54)%

(*) Refis is a federal payment program for overdue taxes in Brazil.

9.     Prepaid expenses

	12/31/2014	12/31/2013
Deferred losses from sale-leaseback transactions (*)	26,525	35,449
Prepaid hedge	-	1,532
Prepaid lease	44,093	27,238
Prepaid insurance	21,408	16,970
Prepaid commissions	16,204	18,509
Others	9,573	7,483
	117,803	107,181

Current	99,556	80,655
Noncurrent	18,247	26,526

(*) Related to 11 aircraft 737-800 Next Generation from sale-leaseback transaction from 2006 to 2009. For further information, see Note 28b.

10.  Deposits

	12/31/2014	12/31/2013
Judicial deposits (a)	266,686	217,540
Maintenance deposits (b)	343,688	412,488
Deposits in guarantee for lease agreements (c)	183,134	217,680
	793,508	847,708

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

a)    Judicial deposits

Judicial deposits and blocked escrows represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the blocked amount in escrow is related to civil and labor claims arising on the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of December 31, 2014, the blocked amounts regarding the Varig’ succession and the third-party lawsuits were R$85,558 and R$66,970, respectively (R$71,457 and R$52,343 as of December 31, 2013, respectively).

b)    Maintenance deposits

The Company and its subsidiaries VRG and Webjet made deposits in U.S. dollars for maintenance of aircraft and engines that will be used in future events as set forth in some lease contracts. The maintenance deposits do not exempt the Company and its subsidiaries, as lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any of the maintenance service providers or to perform such services internally.

c)    Deposits in guarantee for lease agreements

As required by some lease agreements, the Company and its subsidiaries hold guarantee deposits in U.S. dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration.

11.  Transactions with related parties

a)    Transportation and other services with entities controlled by the controlling shareholder

All the agreements related to transportation and consulting services are held by VRG. The related parties for these services are:

i. Breda Transportes e Serviços S.A. provides passenger and luggage transportation services between airports, and transportation of employees. The transportation agreement expires on May 31, 2015, renewable every 12 months for additional equal terms through an amendment signed by the parties, annually adjusted based on the IGP-M fluctuation (General Market Price Index from Getulio Vargas Foundation).

ii.  Expresso União Ltda. provides employee transportation, and the transportation agreement expires on August 1, 2016.

iii. Serviços Gráficos S.A. provides printing services, and the agreement expires on July 1, 2015.

iv. Pax Participações S.A. provides consulting and advisory services, and the contract expires on April 30, 2015.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

v.  Vaud Participações S.A. provides executive administration and management services, and the contract expires on October 1, 2016.

As of December 31, 2014, the balance payable to these related parties was R$3,286 (R$1,008 as of December 31, 2013), included in suppliers and is mainly related to Breda Transportes e Serviços S.A..

The expenses related to these services, recorded by VRG, totaled R$13,319, R$12,774 and R$10,636, in the years ended December 31, 2014, 2013 and 2012, respectively.

b)    Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, VRG entered into agreements with the related parties Pássaro Azul Taxi Aéreo Ltda. and Viação Piracicabana Ltda., both with no expiration date, with the purpose of the issuance of credits in the amounts of R$20 and R$40, respectively, to be used in the UATP (Universal Air Transportation Plan) system. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify the billing and facilitate the payment between participating companies.

c)    Financing contract for engine maintenance

VRG has a line of funding for maintenance of engines services, which disbursement occurs through the issuance of Guaranteed Notes.  As of December 31, 2014, VRG holds two series of Guaranteed Notes for maintenance of engines, issued on March 11, 2013 and February 14, 2014, with maturity date in two years. During the year ended December 31, 2014, the spending on engine maintenance conducted by Delta Air Lines was R$115,653 (R$95,647 and R$86,577 for the years ended  December 31, 2013 and 2012, respectively).

d)    Partnership for commercial cooperation and code share agreements

On February 19, 2014, the Company signed an exclusive strategic partnership for long-term business cooperation with Air France-KLM with the purpose of the sales activities improvements and codeshare expansion and mileage programs benefts between the companies for the customers in the Brazilian and European markets. The agreement provides for the incentive investment in the Company in the amount of R$112,152, for which payment is divided in three installments: the first installment in the amount of R$74,506 was received during the year ended December 31, 2014, the second and the third installments, both in the amount of R$16,519, will be received in June 2015 and 2016, respectively. The agreement will mature within five years and the installments will be amortized on a monthly basis. As of December 31, 2014, the Company has deferred revenue in the amount of R$22,430 and R$71,030 recorded in “Other liabilities” in the current and noncurrent liabilities, respectively.

e) Agreements with Smiles

•         Operating Agreement: under the operating agreement entered into on December 28, 2012, between VRG and Smiles, effective on January 1, 2012, when Smiles began to manage and operate the Smiles loyalty program, which is the sole VRG’s customer loyalty program. Additionally, the agreement also specifies VRG as the exclusive partner in the Smiles’ air transportaion industry in Brazil and establishes guidelines for the program management by Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

•         Miles and tickets purchase agreement: this agreement sets the prices and the terms and conditions for the purchase of miles and sales of tickets. The agreement was entered on December 28, 2012 and has a term of 20 years, and is automatically renewed for successive five-year periods, unless the Company, VRG or Smiles decides otherwise and gives prior notice of such decision.

•         Back-off services agreement: under the back-off service agreement entered into on December 28, 2012, VRG will provide certain administrative services to Smiles for which Smiles will pay a fixed monthly amount for each service, subject to annual renegotiation. This agreement is effective for three-year periods and Smiles may terminate porting of the back-office services agreement at any time by providing prior written notice.

All the balances and transactions between the Company, VRG and Smiles were eliminated at the consolidated financial statements.

f)     Remuneration of key management personnel

	12/31/2014	12/31/2013	12/31/2012
Salaries and benefits	28,976	32,679	13,534
Related taxes and charges	4,388	2,486	5,234
Share-based payments	4,363	4,836	8,306
	37,727	40,001	27,074

As of and for the years ended December 31, 2014, 2013 and 2012, the Company did not offer post-employment benefits, and there were no severance benefits or other long-term benefits for the Management or other employees.

12.  Share-based payments

The Company has two kinds of share-based payments plans offered to key management personnel: the Stock Option Plan and the Restricted Shares. Both plans stimulate and promote the alignment of the Company’s goals with Management and employees, mitigate risks in value creation for the Company resulting from the loss of executives and strengthen the commitment and productivity of these executives to long-term results.

GLAI

a)    Stock Option Plan

The beneficiaries of the Company’s stock option plan are allowed to purchase the Company’s shares after three years from the grant date, with an exercise period of up to ten years and with an acquisition condition that the beneficiary maintains its employment relationship up to the end of this period.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The stock options become vested: 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. For all options,they may be exercised within ten years after the grant date.

For all stock options granted, the expected volatility is based on the historical volatility of 252 working days of the Company’s shares traded on BM&FBOVESPA, and the fair value of the stock options granted was estimated on the grant date using the Black-Scholes pricing model, as follows:

	Stock Options Plan
Year of the Option	Date of board meeting	Total options granted	Options oustanding	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend yield	Risk-free return rate	Average lengh of the options (in years)
2005	12/09/2004	87,418	4,965	33.06	29.22	32.52%	0.84%	17.23%	1
2006	01/02/2006	99,816	13,220	47.30	51.68	39.87%	0.93%	18.00%	2
2007	12/31/2006	113,379	14,962	65.85	46.61	46.54%	0.98%	13.19%	3
2008	12/20/2007	190,296	41,749	45.46	29.27	40.95%	0.86%	11.18%	4
2009 (a)	02/04/2009	1,142,473	20,414	10.52	8.53	76.91%	-	12.66%	5
2010 (b)	02/02/2010	2,774,640	1,097,811	20.65	16.81	77.95%	2.73%	8.65%	6
2011	12/20/2010	2,722,444	1,011,614	27.83	16.07 (c)	44.55%	0.47%	10.25%	6
2012	10/19/2012	778,912	536,330	12.81	5.32 (d)	52.25%	2.26%	9.00%	8
2013	05/13/2013	802,296	572,616	12.76	6.54 (e)	46.91%	2.00%	7.50%	9
2014	08/12/2014	653,130	548,061	11.31	7.98 (f)	52.66%	3.27%	11.00%	10
		9,364,804	3,861,742	19.44					7.23

(a)  In April 2010, 216,673 options were granted in addition to the 2009 plan.

(b)  In April 2010, 101,894 additional options were approved, related to the 2010 plan.

(c)  The fair value is calculated by the average value from R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

(d) The fair value is calculated by the average value from R$6.04, R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

(e)  The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and 2015).

(f)   The fair value is calculated by the average value from R$8.20, R$7.89 and R$7.85 for the respective periods of vesting (2014, 2015 and 2016).

The movement in the number of outstanding stock options for the year ended December 31, 2014 is as follows:

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2013	3,463,462	20.66
Options granted	653,130	11.31
Options exercised	(63,949)	12.81
Options cancelled and adjustments in estimated prescribed rights	(190,901)	15.24
Options outstanding as of December 31, 2014	3,861,742	19.44

Number of options exercisable as of December 31, 2013	2,609,906	24.39
Number of options exercisable as of December 31, 2014	3,235,562	20.93

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

b)    Restricted Shares

The Company’s Restricted Shares plan was approved in the Extraordinary Shareholders Meeting held on October 19, 2012. The first grant was approved at the Board of Directors´ meeting on November 13, 2012. The transfer of restricted shares will be at the end of third year from the grant date, assuming the employee relationship up to the end of this period as a condition to acquire the shares.

Restricted shares
Year of the grant	Date of the Board Meeting	Total shares granted	Fair value of the share at grant date (in Reais)	Estimate volatility of share price	Risk-free return rate
2012	11/13/2012	589,304	9.70	52.25%	9.0%
2013	05/13/2013	712,632	12.76	46.91%	7.5%
2014	08/12/2014	804,073	11.31	52.66%	11.0%
		2,106,009

During the year ended December 31, 2014, the Company transferred 55,353 restricted shares to its beneficiaries, amounting R$759.

The movement in the number of outstanding restricted shares for the year ended December 31, 2014 is as follows:

Total restricted shares
Restricted shares outstanding as of December 31, 2013	916,115
Restricted shares cancelled and adjustments in estimated prescribed rights	(105,500)
Restricted shares granted	804,073
Restricted shares transferred	(55,353)
Options outstanding as of December 31, 2014	1,559,335

Smiles - Stock Option Plan

Smiles’ stock option plan was approved on February 22, 2013 in the Extraordinary Shareholders’ Meeting , and on August 8, 2013, the Smiles’ Board of Directors approved the grant of 260,020 stock options to employees of VRG.

The expected volatility of Smiles shares is based on the historical volatility of 252 working days of the BM&FBOVESPA index and the fair value of the shares was estimated on the grant date using the Black-Scholes option pricing model, as follows:

Stock Options Plan
Option year	Board Meeting	Total options granted	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend yield	Risk-free return rate	Length of the optiona (in years)
2013	08/08/2013	1,058,043	21.70	4.25 (a)	36.35%	6.96%	7.40%	10
2014	02/04/2014	1,150,000	31.28	4.90 (b)	33.25%	10.67%	9.90%	10
		2,208,043

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

(a)  The fair value calculated for the stock options were R$4.84, R$4.20 and R$3.73 for the respective vesting periods from 2013 to 2016.

(b)  The fair value calculated for the stock options were R$4.35, R$4.63, R$4.90, R$5.15 and R$5.17 for the respective vesting periods from 2014 to 2018.

The movement in the number of outstanding stock options for the year ended December 31, 2014 is as follows:

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2013	1,058,043	21.70
Options cancelled and adjustments in estimated prescribed rights	(524,760)	26.66
Options granted	1,150,000	31.28
Options exercised	(335,357)	16.80
Options outstanding as of December 31, 2014	1,347,926	28.75

For the  year ended December 31, 2014, the Company recorded in equity a result from share-based payments the amount of R$9,084 attributable to equity holders of the parent, which R$1,503 is related to Smiles, and R$1,254  related to non-controlling interests (R$6,183 attributable to equity holders of the parent and R$905 related to non-controlling interests for the year ended December 31, 2013) for the plans presented above, with a corresponding entry in profit or loss in Salaries.

13.  Investments

On February 21, 2014, Smiles acquired 25% of the capital of Netpoints Fidelidade S.A., with consequent dilution of its interest to 21.3% in July 2014. The investment balance was generated by this transaction, among with the investment on SCP Trip, both registered as investments accounted under the equity method.

The financial information of the Company’s investees and the change in investments during the year ended December 31, 2014 is as follows:

	Trip	Netpoints	Total
Information of the Company’s investees as of December 31, 2014:
Total number of shares	-	60,492,404	-
Capital stock	1,318	63,451	-
Interest	60.0%	21.3%	-
Total equity	3,488	30,072	-
Adjusted equity (*)	2,092	6,391	-
Net income (loss) for the year	2,170	(44,513)	-
Adjusted net income (loss) for the year (*)	1,302	(3,791)	-

Changes on investments:
Balances as of December 31, 2013	-	-	-
Equity results	1,302	(3,791)	(2,489)
Capital decrease	(8)	-	(8)
Dividends received	630	-	630
Dividends to receive	168	-	168
Fair value of the acquired investment	-	10,182	10,182
Balances as of December 31, 2014	2,092	6,391	8,483

(*) Reflects the Company’s interest on the total equity and net income (loss) of the respective investee.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Change in participation - Smiles S.A.

On February 27, 2014, the Company sold to General Atlantic S.A. (G.A.) 3,433,476 shares of Smiles through the exercise of  purchase option in accordance with the investment agreement between the companies dated April 5, 2013 in the amount of R$80,000. As a result of the exercise of the option, the Company decreased its participation in Smiles’ capital, from 57.3% to 54.5% and remained as the controlling shareholder. The gain generated by this partial decrease in the investment was recorded in “Gains on change in investment” in equity. This gain also included the reversal of R$46,216 previously classified in current liabilities as a derivative financial instrument.The amounts related to this transaction are presented below:

Shares sold	3,433,476
Investment per share	11.05

Total consideration	80,000
Investment cost	(37,949)
Fair value of stock options - G.A.	46,216
Income tax on capital gains (*)	(14,297)
Total gain from the change on investment	73,970

(*) Consider 25% of income tax and 9% of social contribution.

14.  Loss per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, preferred shareholders are entitled to receive dividends per share in the same amount as the dividends per share paid to common shareholders. Therefore, the Company understands that, substantially, there is no difference between preferred shares and common shares, and, accordingly, basic and diluted result per share is calculated using the same method for both shares.

Consequently, result per share is calculated by dividing the net income or loss by the weighted average number of all classes of shares outstanding during the period. Diluted earnings or loss per share are computed including stock options granted to key management and employees using the treasury shares method when the effect is dilutive. The antidilutive effect of all potential shares is disregarded in calculating diluted earnings or loss per share.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2014		12/31/2013		12/31/2012
	Common	Preferred	Common	Preferred	Common	Preferred
Numerator
Net loss for the year attributable to equity holders of the parent	(644,841)	(601,328)	(414,222)	(382,325)	(780,883)	(732,032)
Diluted securities effect - Smiles (a)	(172)	(162)	(63)	(59)	-	-
	(645,013)	(601,490)	(414,285)	(382,384)	(780,883)	(732,032)
Denominator
Weighted average number of outstanding shares (in thousands) (b)	5,035,037	134,151	5,035,037	132,780	4,900,915	134,298
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands) (b)	5,035,037	134,151	5,035,037	132,780	4,900,915	134,298

Basic loss per share	(0.128)	(4.482)	(0.082)	(2.879)	(0.158)	(5.515)
Diluted loss per share	(0.128)	(4.482)	(0.082)	(2.880)	(0.158)	(5.515)

(a) Smiles granted the Stock Options Plan to its employees on August 8, 2013. These equity instruments have a dilutive effect on earnings per share of this subsidiary, impacting, therefore, the net loss considered on the calculation of Company’s diluted result per share.

(b) The weighted average considers the split of common shares approved at the Extraordinary Shareholders Meeting held on March 23, 2015, in accordance with IAS 33. Earnings per share presented herein reflects the economic rights of each class of shares.

Diluted loss per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares. Diluted result per share is calculated based on considering the instruments that may have a potential dilutive effect in the future, such as share-based payments instruments, described in Note 12. However, due to the net loss reported for the years ended on December 31, 2014, 2013 and 2012, these instruments issued have anti-dilutive effect and, therefore, were not considered in the weighted average number of outstanding shares for the computation of diluted loss per share.

15.  Property, plant and equipment

	12/31/2014				12/31/2013
	Average annual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount
Flight equipment
Aircraft held under finance leases (a)	4%	3,089,774	(1,010,050)	2,079,724	2,175,697
Sets of replacement parts and spares engines	4%	1,120,686	(365,046)	755,640	710,337
Aircraft reconfigurations/overhauling	30%	948,704	(750,345)	198,359	287,038
Aircraft and safety equipment	20%	2,047	(1,207)	840	956
Tools	10%	29,053	(15,302)	13,751	15,327
		5,190,264	(2,141,950)	3,048,314	3,189,355

Impairment losses (b)	-	(33,381)	-	(33,381)	(26,348)
		5,156,883	(2,141,950)	3,014,933	3,163,007
Property, plant and equipment in use
Vehicles	20%	10,067	(8,358)	1,709	1,946
Machinery and equipment	10%	50,451	(24,804)	25,647	28,237
Furniture and fixtures	10%	20,893	(13,802)	7,091	7,738
Computers and peripherals	20%	37,312	(26,372)	10,940	9,661
Communication equipment	10%	2,494	(1,462)	1,032	1,110
Facilities	10%	4,360	(3,636)	724	1,026
Maintenance center - Confins	10%	105,971	(47,017)	58,954	69,759
Leasehold improvements	20%	51,899	(41,602)	10,297	13,242
Construction in progress	-	14,510	-	14,510	8,670
		297,957	(167,053)	130,904	141,389
		5,454,840	(2,309,003)	3,145,837	3,304,396
Advances for aircraft acquisition	-	456,197	-	456,197	467,763
		5,911,037	(2,309,003)	3,602,034	3,772,159

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

(a)  The aircraft held under finance leases with a purchase option at the end of the agreement are depreciated on a straight line basis over the estimated useful life until their residual value of 20%, estimated based on market values.

(b)  Refers to impairment losses recorded by the Company in order to present its assets according to the actual capacity for the generation of economics benefits.

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment (*)	Advances for acquisition of property, plant and equipment	Others	Total
Balances as of December 31, 2012	2,224,036	1,008,972	481,289	171,502	3,885,799
Additions	106,101	318,707	411,584	6,570	842,962
Disposals	-	(8,223)	(425,110)	(3,056)	(436,389)
Depreciation	(154,440)	(332,146)	-	(33,627)	(520,213)
Balances as of December 31, 2013	2,175,697	987,310	467,763	141,389	3,772,159
Additions	60,679	189,917	482,911	18,064	751,571
Disposals	(304)	(5,064)	(494,477)	(46)	(499,891)
Depreciation	(156,348)	(236,954)	-	(28,503)	(421,805)
Balances as of December 31, 2014	2,079,724	935,209	456,197	130,904	3,602,034

(*) Additions are primarily represented by: (i) total estimated costs to be incurred relating to the reconfiguration of the aircraft when returned and, (ii) capitalized costs related to major engine overhaul.

16.  Intangible assets

	Goodwill	Brand (a)	Airport operating rights	Software	Total
Balances as of December 31, 2012	542,302	6,348	1,038,900	112,381	1,699,931
Additions	-	-	-	51,035	51,035
Disposals	-	(6,348)	-	(9,675)	(16,023)
Amortization	-	-	-	(40,753)	(40,753)
Balances as of December 31, 2013	542,302	-	1,038,900	112,988	1,694,190
Additions	15,183 (b)	-	-	46,308	61,491
Disposals	-	-	-	(4)	(4)
Amortization	-	-	-	(41,904)	(41,904)
Balances as of December 31, 2014	557,485	-	1,038,900	117,801	1,714,186

(a) As of December 31, 2013, the Company reassessed the value of the Varig tradename considering the intention of Management to interrupt the use of the tradename, and the circumstances led the Company to expense the residual value of the asset.

(b) Refers to the goodwill generated in the acquisition of the investment in Netpoints by Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

17.  Short and long-term debt

	Maturity	Interest rate	12/31/2014	12/31/2013
Short-term debt
Local currency:
BNDES – Direct (a)	July 2017	TJLP+1.40% p.a.	3,111	3,088
BDMG (b)	March 2018	-	-	5,203
Debentures IV (c)	September 2018	128% of DI	166,974	-
Debentures Smiles (d)	July 2015	115% of DI	347,484	-
Safra (e)	May 2018	128% of DI	16,357	32,299
Interest	-	-	10,153	19,689
Foreign currency (in US$):
J. P. Morgan (f)	February 2016	0.91% p.a.	54,213	51,524
Finimp (g)	November 2015	3.86% p.a.	117,598	5,838
Engine Facility (Cacib) (h)	June 2021	Libor 3m+2.25% p.a.	14,048	-
Interest	-	-	55,470	63,360
			785,408	181,001
Financial lease	July 2025	5.00% p.a.	325,326	259,833
Total short-term debt			1,110,734	440,834

Long-term debt
Local currency:
BNDES – Direct (a)	July 2017	TJLP+1.40% p.a.	4,904	8,001
BDMG (b)	March 2018	-	-	15,704
Debentures IV (c)	September 2018	128% of CDI	443,076	597,741
Debentures V (i)	June 2017	128% of CDI	490,625	495,726
Safra (e)	May 2018	128% of DI	82,585	65,555
Foreign currency (in US$):
J.P. Morgan (f)	February 2016	0.91% p.a.	13,566	1,540
Engine Facility (Cacib) (h)	June 2021	Libor 3m+2.25% p.a.	158,447	-
Senior Bond I (j)	April 2017	7.50% p.a.	223,543	491,946
Senior Bond II (k)	July 2020	9.25% p.a.	408,663	691,028
Senior Bond III (l)	February 2023	10.75% p.a.	82,970	426,489
Senior Bond IV (m)	January 2022	8.87% p.a.	841,313	-
Perpetual Bond (n)	-	8.75% p.a.	475,460	419,326
			3,225,152	3,213,056
Financial lease	July 2025	5.00% p.a.	1,899,353	1,935,495
Total long-term debt			5,124,505	5,148,551

Total			6,235,239	5,589,385

(a) Credit line obtained on June 27, 2012, for the expansion of the aircraft maintenance center.

(b) Credit line obtained on March 29, 2012 for the expansion of Confins’ maintenance centre and the construction of the brakes workshop in Lagoa Santa. Further information on item b)i.

(c) Issuance of 600 debentures on September 30, 2010, which the amount raised were used to supply working capital on VRG. The Debentureholders General Meeting held on June 20, 2014 approved the extension of the maturity of the debentures from September 30, 2015 to September 30, 2018, and changes on the remuneration from 118% to 128% of the CDI rate.

(d)Issuance of 60,000 debentures on July 15, 2014 in the amount of R$600,000, for which the amount raised was used in the Smiles’ capital decrease.

(e) The total amount of the financing as of December 31, 2014 was R$98,942 with guaranteed deposits in the amount of R$42,040 as mentioned in Note 5. On December 16, 2014, a contract amendment was signed for this loan, which included the payment extension in six installments of the remaining amount of R$100,000 without additional costs.

(f)  Issuance of two series of Guaranteed Notes to finance engine maintenance, on March 11, 2013 and February 14, 2014.

(g)Credit line with Banco do Brasil and Banco Safra obtained with the purpose of purchase of spare parts and aircraft equipment. For more information, see item b)iii.

(h)Credit line raised on June 30, 2014 with Credit Agricole. More information, see item b)v.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

(i)  Issuance of 500 debentures on June 10, 2011, which the amount raised was used to supply working capital at VRG. The Debentureholders General Meeting held on June 20, 2014 changed the remuneration from 118% to 128% of the CDI rate.

(j)  Issuance of the Bond by Gol Finance on March 22, 2007, which was used on pre-payments of financing for purchase of aircraft. For further information, see item b)vii.

(k) Issuance of Bond by Gol Finance on July 13, 2010 in order to pay debts held by the Company.

(l)  Issuance of Bond by VRG on February 07, 2013 in order to finance the pre-payment of debts that will mature in the next three years. The total amount of the Bond was transferred to Gol LuxCo, along with the financial applications acquired on the date of issuance, and and a portion of the loan was prepaid as described on item b)vii.

(m) Issuance of Bond by Gol LuxCo on September 24, 2014 in order to finance the repurchase of the Senior Bonds I, II and III.

(n) Issuance of Bond by Gol Finance on April 05, 2006 to finance aircraft purchase and repayment of loans.

The maturities of long-term debt as of December 31, 2014 are as follows:

	2016	2017	2018	2019	After 2019	Without maturity date	Total
Local currency:
BNDES – Direct	3,097	1,807	-	-	-	-	4,904
Safra	33,333	33,333	15,919	-	-	-	82,585
Debentures IV	47,792	47,792	347,492	-	-	-	443,076
Debentures V	245,313	245,312	-	-	-	-	490,625
Foreign currency (in US$):
J.P. Morgan	13,566	-	-	-	-	-	13,566
Engine Facility (Cacib)	14,208	14,208	14,208	14,208	101,615	-	158,447
Senior Bond I	-	223,543	-	-	-	-	223,543
Senior Bond II	-	-	-	-	408,663	-	408,663
Senior Bond III	-	-	-	-	82,970	-	82,970
Senior Bond IV	-	-	-	-	841,313	-	841,313
Perpetual Bond	-	-	-	-	-	475,460	475,460
Total	357,309	565,995	377,619	14,208	1,434,561	475,460	3,225,152

The fair value of senior and perpetual bonds as of December 31, 2014 was as follows:

	Book value	Market value
Senior Bonds (*)	1,556,489	1,561,990
Perpetual Bond	475,460	398,863

(*) Senior and Perpetual Bonds’ market prices are obtained through the current market quotations (Level 1).

a)  Covenants

Long-term debt (excluding perpetual bonds and financing of aircraft) in the total amount of R$2,749,692, as of December 31, 2014 (R$2,799,930 as of December 31, 2013), have covenants and contratual restrictions, including but not limited to those that require the Company to maintain the liquidity requirements and the coverage of expenses with interest.

The Company has restrictive covenants in its financing agreements with the following financial institutions: Bradesco and Banco do Brasil (Debentures IV e V), with semi-annual measurements. As of December 31, 2014, Debentures IV and V have the following restrictive clauses: (i) net debt/EBITDA below 4.58, and (ii) debt coverage ratio of at least 1.00. Based on the measurements as of December 31, 2014, the following ratios were obtained: (i) net debt/EBITDA of 3.83; and (ii) debt coverage ratio of 1.21. Accordingly, as of December 31, 2014, the Company was in compliance with the limits stablished on the covenants. The next measurement will be on June 30, 2015.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

b)         New loans during the year ended December 31, 2014

During the year ended December 31, 2014, the Company raised new loans and issued debentures and senior bonds, as described below:

i. Early settlement of BDMG loan: VRG prepaid the loan with maturity in March 2018 using its own funds, in the amount of R$19,369.

ii. Smiles Debentures: On July 15, 2014, the first issuance of debentures was made by Smiles, simple and non-convertible into shares in the amount of R$600,000, with issuance costs of R$7,023, with possibility of prepayment. The debentures do not have restrictive covenants and are guaranteed by amounts in escrow accounts.

iii. Import Financing (Finimp): VRG obtained loans as part of a credit line for import financing (Finimp) during the year, and with promissory notes as guarantee of the loans. The information related to the loans is provided below:

Date of loan	Financial institution	Amount raised (US$)	Amount raised (R$)	Interest rate	Maturity date
11/22/2013	Banco do Brasil	2,693	6,259	4.56% p.a.	11/12/2015
02/20/2014	Banco do Brasil	6,557	15,806	4.67% p.a.	02/13/2015
03/14/2014	Banco do Brasil	6,019	14,115	4.66% p.a.	03/09/2015
04/03/2014	Banco Safra	8,156	18,280	3.01% p.a.	03/30/2015
07/16/2014	Banco do Brasil	9,638	21,397	4.20% p.a.	07/10/2015
08/01/2014	Banco Safra	10,436	23,594	3.08% p.a.	07/27/2015

iv. Engine financing (Engine Facility): VRG signed a financing with Credit Agricole Corporate and Investment Bank (“Cacib”), with guarantee of twelve proprietary spare engines CFM56-7B, and the possibility of the financing increase of an additional US$100,000 (equivalent to R$220,000 at the date of the loan) to be included on future engine deliveries. The loan was raised in order to maintain the high liquidity position and reduce the Company’s debt costs.

v. Financing of engine maintenance (J.P. Morgan): VRG obtained a financing in the amount of R$40,724 (US$17,022 at the date of the loan) with quarterly amortization and interest payments, and issuance costs of R$2,180 (US$5,215 at the date of the loan) and financial guarantee by Export-Import Bank of the United States (“Ex-Im Bank”).

vi. Senior Bond IV issuance (LuxCo):  Gol LuxCo issued the senior notes in the amount of R$796,575 (US$325,000) guaranteed by the Company, and may be redeemed at book value after four years from the date of issuance.

vii. Repurchase of Senior Bonds: During the year ended December 31, 2014, the Company repurchased and canceled, in advance, part of the Senior Bonds I, II and III using its own funds. The information relating to these transactions is detailed below:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Bond	Repurchase date	Interest rate (p.a.)	Amount in US$	Amount in Reais	Financial expense as of 12/31/2014
Senior Bond I	07/29/2014	7.50%	88,162	196,407	12,747
Senior Bond I	09/25/2014	7.50%	37,679	90,750	6,589
Senior Bond II	09/25/2014	9.25%	141,565	341,749	17,488
Senior Bond III	06/30/2014	10.75%	20,255	44,612	1,795
Senior Bond III	07/29/2014	10.75%	98,909	224,266	21,140
Senior Bond III	09/24/2014	10.75%	45,654	109,958	5,195
			432,224	1,007,742	64,954

As of December 31, 2014, the outstanding amounts totaled US$84,159 (equivalent to R$223,543) for the Senior Bond I, US$158,107 (equivalent to R$408,663) for the Senior Bond II and US$35,182 (equivalent to R$82,970) for the Senior Bond III.

c)         Finance leases

The future payments of finance lease agreements indexed to U.S. dollar are detailed below:

	12/31/2014	12/31/2013
2014	-	356,642
2015	417,149	362,099
2016	399,179	352,050
2017	369,429	325,813
2018	363,110	320,240
Beyond 2018	1,001,069	862,149
Total minimum lease payments	2,549,936	2,578,993
Less interest	(325,257)	(383,665)
Present value of minimum lease payments	2,224,679	2,195,328
Less current portion	(325,326)	(259,833)
Noncurrent portion	1,899,353	1,935,495

The discount rate used to calculate the present value of the minimum lease payments was 5.00% as of December 31, 2014 (5.20% as of December 31, 2013). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled at the end of the lease agreement. As of December 31, 2014, the withdrawals values for the fully payments of the lease agreements at the maturity dates totaled R$164,446 (R$123,879 as of December 31, 2013).

18.  Salaries

	12/31/2014	12/31/2013
Salaries	158,216	135,027
INSS and FGTS payable	67,189	45,630
Profit sharing plan	24,984	51,650
Other	5,051	1,277
	255,440	233,584

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

19.  Taxes payable

	12/31/2014	12/31/2013
PIS and COFINS	36,277	37,926
REFIS (*)	-	32,490
Withholding income tax on salaries	27,841	23,175
ICMS	36,212	32,440
Tax on import	3,467	3,467
CIDE	1,480	2,686
IOF	35	62
IRPJ and CSLL payable	15,791	15,838
Other	13,798	7,384
	134,901	155,468

Current	100,094	94,430
Noncurrent	34,807	61,038

(*) Management opted for early settlement of taxes in the amount of R$13,711 for GLAI and R$18,463 for VRG, according to Law nº13,043/ 2014, and the discharge of 70% of the values of the liabities wassettled using part of their tax credits related to net operating losses carryforward of R$9,598 and R$12,924 for GLAI and VRG, respectively.

Adoption of the Law nº 12,973/2014 (Provisional Measure 627/2013)

In November 2013, the Provisional Measure nº 627/2013 was issued establishing the non-taxation over the profit and dividends calculated based on results from January 01, 2008 to December 31, 2013 by the companies taxable based on actual profits, presumed or arbitration, paid until the date of the provisional measure publication, in higher values that the ones calculated by the accounting policies in effect on December 31, 2007, if the Company that had already distributed the profits or paid dividends opted for the anticipated adoption by 2014.

In May 2014, the Provisional Measure was converted into Law nº 12,973/2014, resulting in changes to some areas, including the treatment of dividends, interest attributable to shareholders’ equity and investments recorded using the equity method of accounting. Law nº 12,973 established the non-taxation for the profits and dividends calculated based on the results from January 1, 2008 to December 31, 2013.

In order to ensure tax neutrality established in Law nº11,941/2009, since dividend payments occurred until the date of the law’s publication, the Company and Smiles’ managements chose the early adoption of the Law through Declaration of Federal Contribution and Taxes related to May 2014. Thus, it will be guaranteed the usage of the equity measured in accordance with the Law nº 6404/1976, for purposes of calculating the limits related to the tax effects of interest attributable to shareholders’ equity.

The Company analyzed the potential effects of the adoption of Law nº 12,973 and concluded that there are no significant effects on its financial statements as of December 31, 2014 and 2013 for GLAI and Smiles. For VRG and Webjet, the Company will analyse the impacts of the adoption of the Law and the related effects will be registered starting as from January 1, 2015.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

20.  Advance ticket sales

As of December 31, 2014, the balance of transport to perform classified in current liabilities was R$1,1010,611 (R$1,219,802 as of December 31, 2013) and is represented by 5,382,145 tickets sold and not yet used (5,951,486 as of December 31, 2013) with an average use of 40 days (111 days as of December 31, 2013).

21.  Mileage program

As of December 31, 2014, the balance of Smiles loyalty program deferred revenue was R$220,212 (R$195,935 as of December 31, 2013) and R$559,506 (R$456,290 as of December 31, 2013) classified in the current and noncurrent liabilities, respectively, and the number of outstanding mileages as of December 31, 2014 amounted to 42,412,047,693 (39,910,541,087 as of December 31, 2013).

22.  Advances from customers

The Company, through Smiles, makes advances sales of miles, which are recorded under "Advances from customers". As of December 31, 2014, the outstanding balance related to these advances sales was as follows:

	12/31/2014	12/31/2013
Financial institutions (*)	1,850	169,649
Others	1,346	1,755
	3,196	171,404

Current	3,196	167,759
Noncurrent	-	3,645

(*) A portion of the amount in the current liabilities of R$1,850 (R$166,004 as of December 31, 2013) is related to the agreement for the sale of miles of approximately R$400,000 signed on April 8, 2013 with the financial institutions: Bradesco S.A., Banco do Brasil S.A. and Santander S.A.

23.  Provisions

	Insurance Provision	Provision for anticipated return of Webjet’s aircraft (a)	Provision for aircraft and engine return of VRG and Webjet (b)	Restructuring provision	Provision for legal proceedings (c)	Total
Balances on December 31, 2012	19,611	17,889	312,412	36,978	92,940	479,830
Additional provisions recognized	38,178	12,552	99,976	2,751	21,125	174,582
Utilized provisions	(40,205)	(18,261)	(115,144)	(39,780)	-	(213,390)
Foreign exchange variation	(65)	201	37,665	51	3,500	41,352
Balances on December 31, 2013	17,519	12,381	334,909	-	117,565	482,374
Additional provisions recognized	28,670	-	69,484	-	12,245	110,399
Utilized provisions	(26,045)	(8,845)	(110,235)	-	(26,822)	(171,947)
Reversal of provisions	-	(3,708)	-	-	-	(3,708)
Foreign exchange variation	1,772	172	67,493	-	(895)	68,542
Balances on December 31, 2014	21,916	-	361,651	-	102,093	485,660

As of December 31, 2013
Current	17,519	12,381	169,571	-	-	199,471
Noncurrent	-	-	165,338	-	117,565	282,903
	17,519	12,381	334,909	-	117,565	482,374

As of December 31, 2014
Current	21,916	-	185,178	-	-	207,094
Noncurrent	-	-	176,473	-	102,093	278,566
	21,916	-	361,651	-	102,093	485,660

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

a)         Provision for anticipated return of aircraft

In 2011, according to the strategic planning of Webjet, a provision for the anticipated return of aircraft was recorded. This provision was calculated based on the expected return of 18 aircraft Boeing 737-300 under operating lease agreements, as part of the Webjet's fleet renewal. As of December 31, 2014, the Company completed six aircraft return with the following prefixs: PR-WJA, PR-WJV, PR-WJB, PR-WJD, PR-WJF and PR-WJH.

b)         Provision for aircraft and engine return

The provision for aircraft and engine return considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option, as described in the return conditions of the lease contracts, and which is capitalized in property, plant and equipment (aircraft reconfigurations/overhauling), as described in Note 15.

c)         Provision for legal proceedings

As of December 31, 2014, the Company and its subsidiaries are parties to 28,738 (8,195 labor and 20,543 civil) lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operational (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations).

Under this classification, the number of proceedings is as follows:

	Operational	Succession	Total
Civil lawsuits	17,537	396	17,933
Civil proceedings	2,600	10	2,610
Labor lawsuits	4,685	3,318	8,003
Labor proceedings	190	2	192
	25,012	3,726	28,738

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay, and wage differences.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	12/31/2014	12/31/2013
Civil	55,097	66,294
Labor	46,996	51,271
	102,093	117,565

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by management and its legal counsel as possible risk of loss, in the estimated amount as of December 31, 2014 of R$15,786 for civil claims and R$2,341 for labor claims (R$13,226 and R$3,929 as of December 31, 2013 respectively), for which no provisions are recognized.

The tax lawsuits below were evaluated by the Companys’ management and its legal counsels as being relevant and with possible risk of loss as of December 31, 2014:

•                GLAI is discussing the non-incidence of taxation of PIS and COFINS on revenues generated by the interest attributable to shareholders’ equity in the amount of R$37,750, related to the years from 2006 to 2008, paid by its subsidiary GTA Transportes Aéreos S.A., succeeded by VRG on September 25, 2008. According to the opinion of the Company’s legal counsel and based on the jurisprudence occurred in recent events, the Company classified this case as possible loss, without a provision registered for the related amount. Additionally, the Company maintains escrow deposits with Bic Banco with a partial guarantee on the lawsuit of R$21,579, as disclosed in Note 5.

•                Tax on Services (ISS), the amount of R$16,470 arising from assessment notices issued by the Municipality of São Paulo against the Company, in the period from January 2007 to December 2010 regarding a possible ISS taxation on partnerships. The classification of the possible risk of loss is a result from the matters under discussion and are interpretative, and involves discussions of factual and evidential materials, and has no final positioning of the Superior Courts.

•                Customs Penalty in the amount of R$33,956 relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk of loss is a result of the absence of a final positioning of the Superior Courts.

•                BSSF goodwill (BSSF Air Holdings), in the amount of R$43,246 related to infraction notices due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk of loss is a result of the absence of a final positioning of the Superior Courts.

•                VRG’s goodwill in the amount of R$17,894 resulted from assessment notice related to the deductibility of the goodwill classified as future profitability. The classification of possible risk of loss arises from the absence of a final opinion from the Superior Courts.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

There are other lawsuits considered by the Company’s management and its legal counsel as possible risk, in the estimated amount of R$27,538 which added to the lawsuits mentioned above, amount to R$176,854 as of December 31, 2014.

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

Management believes that there is no evidence of goods circulation and so, there are no legal events to generate the ICMS taxation. Based on the legal counsel opinion and supported by similar lawsuits with favorable decisions to taxpayers by the Superior Court of Justice (STJ) and Supreme Federal Court (STF) in the second quarter of 2007, the Company understands that the likelihood of loss is remote, and thus did not recognize provisions for these amounts. As of December 31, 2014, the estimated aggregated amount of the ongoing lawsuits related to the non-levy of ICMS tax on said imports was R$243,293 (R$229,450 as of December 31, 2013) adjusted for inflation, not including late payment charges. On September 11, 2014, the Federal Supreme Court (STF) granted the lawsuit declaring the non-levy of ICMS on imports of merchandise under financial leasing.

24.  Equity

a)         Capital stock

As of December 31, 2014, the Company’s capital stock is represented by 283,173,561 shares, comprised by 143,858,204 common shares and 139,315,357 preferred shares. The Extraordinary Shareholders Meeting held on March 23, 2015 approved the stock split of the Company’s common shares, in the ratio of one to 35 shares, without changes in the shareholders’ ratio. Accordingly, the common shares changed from 143,858,204 to 5,035,037,140, changing the outstanding shares amount to 5,174,352,497. The Fundo de Investimento em Participações Volluto (“Fundo Volluto”) is the Company’s controlling shareholder, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

The Company’s shares are held as follows:

	12/31/2014			12/31/2013
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	21.16%	61.22%	100.00%	22.30%	62.38%
Delta Airlines, Inc.	-	5.96%	2.93%	-	6.15%	2.98%
Wellington Management Company	-	-	-	-	10.49%	5.08%
Fidelity Investments	-	5.05%	2.48%	-	5.21%	2.52%
Treasury shares	-	1.50%	0.74%	-	1.59%	0.77%
Other	-	1.33%	0.65%	-	1.51%	0.73%
Free float	-	65.00%	31.98%	-	52.75%	25.54%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The authorized capital stock was R$4.0 billion as of December 31, 2014. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its bylaws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase, the Board of Directors will define the issuance conditions, including pricing and payment terms.

On the Board of Director’s Meeting held on August 12, 2014, it was approved the capital increase of R$116,403, which the amount of R$116,357 is related to the commercial and strategic partnership agreement with Air France - KLM S.A. ("Air France-KLM"), subscribed by 4,246,620 preferred shares. The share issuance cost was R$4,935.

b)         Legal reserve

The legal reserve is recognized by allocating 5% of the net income for the year after the absorption of accumulated losses in accordance with Article 193 of Law 11,638/07, limited to 20% of the capital stock, according to the Brazilian Corporate Law and the Company’s by-laws.

c)         Dividends

The Company’s by-laws provide for a mandatory minimum dividend to be paid to common and preferred shareholders, of at least 25% of the annual adjusted net income after the allocation to resevers in accordance with the Brazilian Corporate Law. The Brazilian Corporate Law permits the payment of cash dividends only from retained earnings, and certain reserves recognized in the Company’s statutory accounting records.

d)         Treasury shares

As of December 31, 2014, the Company had 2,083,875 treasury shares, totaling R$31,357, with a market value of R$31,633 (R$32,116 in shares with market value of R$22,499 as of December 31, 2013).

e)         Share-based payments

As of December 31, 2014, the balance of share-based payments reserve was R$93,763 (R$85,438 as of December 31, 2013). The Company recorded a share-based payment expense of R$9,084 related to equity holders of the parent, of which R$1,503 is related to Smiles, and R$1,254 related to non-controlling interests in the year ended December 31, 2014, with a corresponding expense classified in salaries under the statement of operations (R$6,183 related to equity holders of the parent and R$905 related to non-controlling interests as of December 31, 2013).

f)         Other comphensive income (loss)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The fair value measurement of financial instruments designated as cash flow hedges is recognized in “Other comphensive income (loss)”, net of tax effects. The balance as of December 31, 2014 corresponds to a net loss of R$138,713 (net loss of R$18,162 as of December 31, 2013).

g)         Share issuance costs

As of December 31, 2014, the balance of share issuance costs was R$150,214 (R$145,279 as of December 31, 2013). On August 12, 2014, the Company registered the amount of R$4,935 related to the share issuance costs from the capital increase from the AirFrance-KLM, as described above.

25.  Revenue

The net revenue has the following breakdown:

	12/31/2014	12/31/2013	12/31/2012
Passenger transportation	9,432,810	8,399,652	7,409,984
Cargo	332,464	332,059	303,476
Other revenue (*)	887,268	748,610	803,032
Gross revenue	10,652,542	9,480,321	8,516,492

Related taxes	(586,328)	(524,109)	(412,933)
Net revenue	10,066,214	8,956,212	8,103,559

(*) Includes R$463,043 of unused passanger tickets, reissued tickets and cancellation of flight tickets (R$404,017 in the year ended December 31, 2013 and R$335,506 in the year ended December 31, 2012) and R$181,767 of mileages revenue (R$109,073 in the year ended December 31, 2013 and R$177,436 in the year ended December 31, 2012).

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical segment is as follows:

	12/31/2014%		12/31/2013%		12/31/2012%
Domestic	8,871,325	88.1	8,140,302	90.9	7,535,068	92.9
International	1,194,889	11.9	815,910	9.1	568,491	7.1
Net revenue	10,066,214	100.0	8,956,212	100.0	8,103,559	100.0

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

26.  Financial income (expense)

	12/31/2014	12/31/2013	12/31/2012
Financial income
Income from derivatives	225,481	413,319	227,980
Income from short-term investments	148,639	149,505	99,287
Monetary variation	22,423	15,198	22,102
Other	11,173	24,502	20,845
	407,716	602,524	370,214
Financial expenses
Losses from derivatives (a)	(684,712)	(363,736)	(177,644)
Interest on short and long-term debt (b)	(592,443)	(532,078)	(453,731)
Bank charges and expenses	(28,006)	(53,521)	(37,665)
Monetary variation	(3,606)	(3,514)	(9,085)
Other (c)	(120,364)	(78,795)	(86,727)
	(1,429,131)	(1,031,644)	(764,852)

Foreign exchange variation, net (d)	(436,207)	(490,096)	(284,571)

Total	(1,457,622)	(919,216)	(679,209)

(a)  The amount for the year ended December 31, 2014 is mainly due to cancellation payments relating to fuel hedge instruments. For further information, see Note 29.

(b)  Includes the amount of R$64,954 related to the repurchase of senior bonds, described in Note 17.

(c)  Includes the amount of R$21,648 related to the difference between the book and the market value of the repurchase of bond maturing on 2023, see Note 17.

(d)  Includes R$72,972 related to the exchange rate loss for cash and cash equivalents held in Venezuela, as described in Note 3.

27.  Operating segment

Operating segments are defined as business activities from which it may earn revenues and incur expenses, which operating results are regularly reviewed by the relevant decision makers to evaluate performance and allocate resources to the segments. The Company holds two operating segments: the flight transportation and the Smiles loyalty program.

This note has not been presented with comparative figures for the year ended December 31, 2012 because the business model used by the Smiles Loyalty Program until the separation of its operations, it was an extension of the flight transportation segment where, for example, the costs of services provided were embedded and diluted in the operating costs of the flight transportation segment. With the separation of the operations as from January 1, 2013, operating agreements for sale of tickets and purchase of mileages were signed between the segments and these transactions represent a significant portion of revenues and costs of the "Smiles Loyalty Program". Therefore, any comparisons with prior period information would be inappropriate because the comparative figures would not reflect the current business model. Therefore, the necessary information is not available and the cost to develop it would be excessive. The information below presents the summarized financial position related to reportable segments as of and for the years ended on December 31, 2014 and 2013. The amounts provided to the decision makers related to the income and the total assets are consistent with the balances recorded in the financial statements and the accounting policies applied.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The accounting policies of the operating segments are the same as those applied to the consolidated financial statements. Additionally, the Company has distinct natures between the two reportable segments, which prevent any form of cost allocation, so there are no common costs and revenues between operating segments.

The Company is the controlling shareholder of Smiles, and the non-controlling interests of Smiles was 45.7% and 42.7% as of December 31, 2014 and 2013, respectively.

The statements of operations by segment is presented in the same format of our statutory financial statements that are filed with the Brazilian Securities Commission, which is different from the format of the consolidated statements of operations. This is the format of the statements of operations that is presented to our chief operating decision maker (“CODM”). However, the CODM does not use gross profit as the profit or loss measure for purposes of making decisions about allocating resources to the segment and assessing its performance. Our CODM uses net income (loss) for this purpose.

The information below presents the summarized financial position related to reportable segments as of and for the years ended December 31, 2014 and 2013:

a)         Assets and liabilities of the operational segment

	12/31/2014
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	2,783,212	734,355	3,517,567	(531,369)	2,986,198
Noncurrent	7,061,616	832,848	7,894,464	(904,015)	6,990,449
Total assets	9,844,828	1,567,203	11,412,031	(1,435,384)	9,976,647

Liabilities
Current	3,992,760	708,292	4,701,052	(488,406)	4,212,646
Noncurrent	6,370,455	452,874	6,823,329	(726,354)	6,096,975
Total equity (deficit)	(518,387)	406,037	(112,350)	(220,624)	(332,974)
Total liabilities and equity	9,844,828	1,567,203	11,412,031	(1,435,384)	9,976,647

	12/31/2013
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	3,158,731	834,116	3,992,847	(427,138)	3,565,709
Noncurrent	7,727,103	1,110,034	8,837,137	(1,764,398)	7,072,739
Total assets	10,885,834	1,944,150	12,829,984	(2,191,536)	10,638,448

Liabilities
Current	3,501,303	344,120	3,845,423	(398,632)	3,446,791
Noncurrent	6,733,604	270,974	7,004,578	(1,031,421)	5,973,157
Total equity	650,927	1,329,056	1,979,983	(761,483)	1,218,500
Total liabilities and equity	10,885,834	1,944,150	12,829,984	(2,191,536)	10,638,448

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

b)         Income and expenses of the operational segment

	12/31/2014
	Fligh transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger	8,848,749	-	8,848,749	197,082	9,045,831
Cargo and other	939,829	-	939,829	(18,341)	921,488
Miles revenue	-	808,058	808,058	(709,163)	98,895
Costs	(8,147,202)	(430,949)	(8,578,151)	430,949	(8,147,202)
Gross profit	1,641,376	377,109	2,018,485	(99,473)	1,919,012

Operating income (expenses)
Sales and marketing	(898,635)	(65,062)	(963,697)	86,557	(877,140)
Administrative expenses	(570,924)	(35,138)	(606,062)	(673)	(606,735)
Other operating income, net	72,295	366	72,661	(366)	72,295
	(1,397,264)	(99,834)	(1,497,098)	85,518	(1,411,580)

Equity results	1,302	(3,791)	(2,489)	(1)	(2,490)

Finance results	1,600,629	147,007	1,457,622	-	1,457,622

Net income (loss) before income taxes	(1,355,215)	416,491	(938,724)	(13,956)	(952,680)

Current and deferred income taxes	(36,796)	(132,551)	(169,347)	4,746	(164,601)
Net income (loss)	(1,392,011)	283,940	(1,108,071)	(9,210)	(1,117,281)

Attributable to equity holders of the parent	(1,392,011)	155,052	(1,236,959)	(9,210)	(1,246,169)
Attributable to non-controlling shareholders	-	128,888	128,888	-	128,888

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2013
	Fligh transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger	8,077,709	-	8,077,709	44,452	8,122,161
Cargo and other	784,086	-	784,086	(11,060)	773,026
Miles revenue	-	573,346	573,346	(512,321)	61,025

Costs	(7,559,496)	(304,004)	(7,863,500)	387,091	(7,476,409)
Gross profit	1,302,299	269,342	1,571,641	(91,838)	1,479,803

Operating income (expenses)
Sales and marketing	(703,824)	(51,452)	(755,276)	29,837	(725,439)
Administrative expenses	(601,187)	(37,719)	(638,906)	33,821	(605,085)
Other operating income, net	116,710	-	116,710	-	116,710

Finance results	(1,048,443)	129,227	(919,216)	-	(919,216)

Income (loss) before income taxes	(934,445)	309,398	(625,047)	(28,180)	(653,227)

Current and deferred income taxes	20,607	(101,554)	(80,947)	9,584	(71,363)

Net income (loss)	(913,838)	207,844	(705,994)	(18,596)	(724,590)

Attributable to equity holders of the parent	(913,838)	135,887	(777,951)	(18,596)	(796,547)
Attributable to non-controlling interests	-	71,957	71,957	-	71,957

In the individual financial statements of Smiles, which represents the segment Smiles Loyalty Program and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the mileages by the participants. Under the perspective of Smiles, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and income and expenses, as well as, for purposes of equity method of accounting and for consolidation purposes, the Company performed, in addition to eliminations entries, consolidating adjustments to adjust the accounting practices related to Smiles’ revenues. In this case, under the perspective of the consolidated financial statements, the mileages that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

28.  Commitments

As of December 31, 2014, the Company holds 130 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. As of December 31, 2014 and 2013, the approximate amount of firm orders, not including the contractual discounts, was R$39,441,845 and R$36,550,088, respectively (corresponding to US$14,848,974 and US$15,602,360, at the respectively reporting date) and are segregated according to the following years:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2014	12/31/2013
2014	-	1,764,882
2015	1,323,818	1,167,524
2016	1,385,110	1,221,579
2017	2,132,740	1,880,941
2018	1,456,740	1,284,752
Beyond 2018	33,143,437	29,230,410
	39,441,845	36,550,088

As of December 31, 2014 and 2013, from the total orders mentioned above, the Company holds the amount of R$5,292,882 and R$4,831,355, respectively, (corresponding to US$1,992,882 and US$2,062,390, at the respectively reporting date) related to advances for aircraft acquisition, to be disbursed in accordance with the following schedule:

	12/31/2014	12/31/2013
2014	-	163,368
2015	289,945	255,714
2016	154,216	136,009
2017	267,898	236,269
2018	651,124	574,250
Beyond 2018	3,929,699	3,465,745
	5,292,882	4,831,355

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

The Company leases its entire aircraft fleet through a combination of operating and financial leases. As of December 31, 2014, the total fleet leased was comprised of 141 aircraft, excluding 3 aircraft from Webjet’s fleet, of which 96 were under operating leases and 45 were recorded as financial leases. The Company holds 40 aircraft under financial leasing with purchase option. During the year ended December 31, 2014, the Company received nine aircraft under operating lease contracts and returned of eight aircraft under operating lease and one under a financial lease.

a)         Operating leases

The future payments of non-cancelable operating lease contracts are denominated in U.S. dollars, and are as follows:

	12/31/2014	12/31/2013
2014	-	693,125
2015	785,052	581,153
2016	697,744	508,828
2017	632,899	456,990
2018	539,329	397,103
Beyond 2018	2,139,786	1,456,846
Total minimum lease payments	4,794,810	4,094,045

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

b)         Sale-leaseback transactions

The Company, during the years 2006 to 2009, recorded gains and losses from sale-leaseback transactions of aircraft 737-800 Next Generation. These gains and losses were deferred, and are being amortized proportionally to the payments of the operational lease agreements over the contract term of 120 months. The amounts registered as of December 31, 2014 and 2013 are as follows:

	Prepaid expenses				Other liabilities
	Current		Noncurrent		Current		Noncurrent
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Deferred losses (*)	8,280	8,923	18,245	26,526	-	-	-	-
Deferred gains (**)	-	-	-	-	1,783	5,243	1,337	3,118

(*)  Related to two aircraft from transactions on 2006.

(**) Related to 11 aircraft from transactions from 2006 to 2009.

Additionally, during the year ended December 31, 2014, the Company recorded a gain of R$81,224 resulting from nine aircraft received during the year (R$126,084 related to15 aircraft received during the year ended December 31, 2013) that were used as sale-leaseback transactions and resulted in operating leases. Given that the gains and losses from sale-leaseback transactions will not be offset against future lease payments and were negotiated at fair value, such gain was recognized directly in profit or loss.

29.  Financial instruments and risk management

The Company and its subsidiaries have financial asset and financial liability transactions, which consist in part of derivative financial instruments.

The financial derivative instruments are used to hedge against the inherent risks related to the Company’s operations. The Company and its subsidiaries consider as most relevant risks: fuel price, foreign currency and interest rate. These risks are mitigated using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets. The contracts may be held by exclusive investment funds, as described in the Company’s Risk Management Policy.

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

Most of the derivative financial instruments are engaged with the purpose of hedging against fuel and foreign currency risks based on scenarios with low probability of occurrence, and thus have lower costs compared to other instruments with higher probability of occurrence. Consequently, despite the high correlation between the hedged item and the derivative financial instruments contracted, a portion of these transactions presents ineffective positions for hedge accounting purposes upon settlement, which are presented in the tables below.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The description of the consolidated account balances and the categories of financial instruments included in the consolidated financial position as of December 31, 2014 and 2013 is as follows:

	Measured at fair value through profit or loss		Measured at amortized cost
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Assets
Cash and cash equivalents	1,898,773	1,635,647	-	-
Short-term investments (a)	296,824	1,155,617	-	-
Restricted cash	331,550	254,456	-	-
Derivatives (b)	18,846	48,934	-	-
Trade receivables	-	-	352,284	324,821
Deposits (c)	-	-	526,822	630,168
Other assets	-	-	65,120	66,773
Deferred losses – prepaid expenses	-	-	-	1,532

Liabilities
Debt (d)	-	-	6,235,239	5,589,385
Suppliers	-	-	686,151	502,919
Derivatives (b)	85,366	30,315	-	-

(a)     The Company manages its financial investments held for trading to pay its operational expenses.

(b)     The Company registered as of December 31, 2014 the amount of R$138,713, net of tax effects (R$18,162 as of December 31, 2013) in equity resulting from these assets and liabilities.

(c)     Excludes judicial deposits, as described in Note 10.

(d)     The fair values approximate the book values, due to the short term maturity period of these assets and liabilities, except the amounts related to Perpetual Bonds and Senior Notes, as disclosed on Note 17.

As of December 31, 2014, the Company had no financial assets available for sale.

Risks

The operating activities expose the Company and its subsidiaries to the following financial risks: market (especially currency risk, interest rate risk, and fuel price risk), credit and liquidity risks. These risks are originated by, essentially, leasing agreements of aircraft purchase.

The Company’s risk management policy aims at mitigating potential adverse effects from transactions that could affect its financial performance.

The Company’s and its subsidiaries’ decisions on the exposure portion to be hedged against financial risk, both for fuel consumption and currency and interest rate exposures, consider the risks and hedge costs.

The Company and its subsidiaries do not usually contract hedging instruments for its total exposure, and thus they are subject to the portion of risks resulting from market fluctuations. The portion of exposure to be hedged is determined and reviewed at least annually in compliance with the strategies determined in the Risk Committee. The relevant information on the main risks affecting the Company’s and its subsidiaries’ operation is as follows:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

a)         Fuel price risk

For the year ended December 31, 2014, fuel expenses accounted for 40.2% of the Company’s operating costs and expenses. The aircraft fuel price fluctuates both in the short- and in the long-term, in line with crude oil and oil by product price fluctuations.

To mitigate the risk of fuel price, the Company contracts derivative financial instruments referenced mainly to crude oil and, eventually, to their derivatives, also contracted directly with the local supplier, for future fuel deliveries to aircraft at predetermined prices.

As of December 31, 2014, there were no outstanding transactions of derivatives instruments for fuel price hedge.

b)         Foreign currency risk

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. The exposure of the Company’s and its subsidiaries’ assets and liabilities to the foreign currency risk mainly derives from foreign currency-denominated accounts payable to suppliers, leases and financing.

The Company’s revenues are mainly denominated in Brazilian Reais, except for a small portion in U.S. dollar, Argentinean pesos, Bolivian bolivianos, Chilean peso, Colombian peso, Paraguay Guarani, Uruguayan peso, Venezuelan bolívar, etc.

To mitigate the foreign currency risk, the Company holds derivative financial instruments that are referenced to the U.S. dollar.

The Company’s foreign currency exposure as of December 31, 2014 and 2013 is shown below:

	12/31/2014	12/31/2013
Assets
Cash and cash equivalents and short-term investments	963,442	1,061,746
Trade receivables	35,095	39,924
Deposits	526,822	630,168
Hedge premium	-	1,532
Prepaid expenses with leases	44,093	27,238
Derivatives	18,846	48,934
Others	9,572	5,968
Total assets	1,597,870	1,815,510

Liabilities
Foreign suppliers	69,733	30,629
Short and long-term debt	2,445,291	2,151,051
Finance leases	2,224,679	2,195,328
Other leases payable	56,837	45,140
Provision for aircraft return	361,651	347,289
Provision for legal proceedings	227	27,267
Total liabilities	5,158,418	4,796,705
Exchange exposure in R$	3,560,548	2,981,195

Commitments not recorded on the balance sheet
Future commitments resulting from operating leases	4,794,810	4,094,045
Future commitiments resulting from firm aircraft orders	39,441,845	36,550,088
Total	44,236,655	40,644,133

Total exchange exposure R$	47,797,203	43,625,328
Total exchange exposure US$	17,994,580	18,622,611
Exchange rate (R$/US$)	2.6562	2.3426

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

c)         Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in domestic and foreign interest rates, substantially the CDI and Libor, respectively. The highest exposure is related to lease transactions, indexed to the Libor at the date that the aircraft are delivered. Another relevant exposure is the local financial investments and debts indexed to the CDI rate.

To mitigate the interest rate risk the Company holds swap derivatives.

d)         Credit risk

Credit risk is inherent in the Company’s operating and financing activities, mainly represented by trade receivables, cash and cash equivalents and short-term investments.

Trade receivables credit risk consists of amounts falling due from the largest credit card companies, with credit risk better than or equal to those of the Company and its subsidiaries, and receivables from travel agencies, installment sales, and government sales, with a small portion exposed to risks from individuals or other entities.

As defined in the Risk Management Policy, the Company is required to evaluate the counterparty risks in financial instruments and diversify the exposure. Financial instruments are contracted with counterparties rated at least as investment grade by S&P and Moody’s. The financial instruments are mostly contracted on commodities and futures exchanges (BM&FBOVESPA and NYMEX), which substantially mitigate the credit risk, derivative transactions contracted on the OTC market (OTC) have counterparts with a minimum rating of "investment grade". The Company’s Risk Management Policy establishes a maximum limit of 20% per counterparty for short-term investments.

e)         Liquidity risk

Liquidity risk takes on two distinct forms: market and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the maturity dates.

To manage the liquidity risk, the Company invests its funds in liquid assets (governmental bonds, CDBs, and investment funds with daily liquidity), and the Risk Management Policy establishes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio. As of December 31, 2014, the weighted average maturity of the Company’s financial assets was 32 days and of financial debt, excluding perpetual bonds, was 4.3 years.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

As of December 31, 2014	Current	Less of 6 months	6 a 12 months	1 a 5 years	More than 5 years	Total
Short and long-term debt	-	53,735	872,866	1,600,879	3,707,759	6,235,239
Suppliers	222,732	367,027	87,754	8,638	-	686,151
Salaries	107,678	28,250	119,512	-	-	255,440
Taxes payable	-	100,094	-	34,807	-	134,901
Landing fees	-	315,148	-	-	-	315,148
Liabilities from derivative transactions	-	85,366	-	-	-	85,366
Provisions	-	176,757	30,337	192,049	86,517	485,660
Other liabilities	31,900	51,040	44,660	59,755	39,836	227,191
	362,310	1,177,417	1,155,129	1,896,128	3,834,112	8,425,096

f)         Capital management

The table below shows the financial leverage ratio as of December 31, 2014 and 2013:

	12/31/2014	12/31/2013
Tota equity (deficit) (b)	(332,974)	650,926
Cash and cash equivalents	(1,898,773)	(1,635,647)
Restricted cash	(331,550)	(254,456)
Short-term investments	(296,824)	(1,155,617)
Short and long-term debt	6,235,239	5,589,385
Net debt (a)	3,708,092	2,543,665
Leverage ratio (a)/(b)	1,114%	391%

The Company remains committed to maintaining high liquidity and an amortization profile without pressure on the short-term refinancing.

Derivative financial instruments

Derivative financial instruments were recognized as follows:

Movement of assets and liabilities	Fuel	Foreign currency	Interest rate	Derivatives of equity instruments	Total

Asset (liability) as of December 31, 2013	22,873	-	34,874	(30,315)	27,432
Fair value variations:
Net losses recognized in results	(14,263)	(24,722)	(1)	(15,901)	(54,887)
Losses recognized in other comprehensive income (loss)	(359,829)	-	(240,261)	-	(600,090)
Settlements during the year	351,238	39,856	123,715	-	514,809
Exercise of purchase option by General Atlantic	-	-	-	46,216	46,216
Asset (liability) as of December 31, 2014 (*)	19	15,134	(81,673)	-	(66,520)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Movement of other comprehensive results	Fuel	Foreign currency	Interest rate	Derivatives of equity instruments	Total

Balances as of December 31, 2013	2,739	-	(20,901)	-	(18,162)
Fair value adjustments during the year	(359,829)	-	(240,261)	-	(600,090)
Reversal, net to profit or loss (b)	355,933	-	61,504	-	417,437
Tax effect	1,325	-	60,777	-	62,102
Balances as of December 31, 2014	168	-	(138,881)	-	(138,713)

Effects on result (a+b)	(370,196)	(24,722)	(61,505)	(15,901)	(472,324)

Operating costs and expenses	-	-	(13,093)	-	(13,093)
Financial income (expense)	(370,196)	(24,722)	(48,412)	(15,901)	(459,231)

(*)  Classified as "Derivatives " assets if the amount results in an asset or "Derivatives " liabilities if the amount results in a liability. Includes R$10,328 of assets related to hedges held in an exclusive fund.

The Company adopts the hedge accounting. The derivatives contracted to hedge interest rate and fuel price risks are classified as "cash flow hedge", according to the parameters described in International Financial Reporting Standard IAS 39.

Classification of derivatives financial instruments

i)   Cash flow hedges

The Company and its subsidiaries use cash flow hedges to hedge against future revenue or expense fluctuations resulting from changes in the interest rates or fuel price, and accounts for actual fluctuations of the fair value of derivative financial instruments in equity until the hedged revenue or expense is recognized.

The Company estimates the effectiveness based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items. The instruments are considered as effective when the fluctuation in the value of derivatives offsets between 80 % to 125% the impact of the price fluctuation on the cost or expense of the hedged item.

The balance of the actual fluctuations in the fair values of the derivatives designated as cash flow hedges is transferred from equity to profit or loss for the period in which the hedged costs or expenses impacts profit or loss. Gains or losses on effective cash flow hedges are recorded in balancing accounts of the hedged expenses, by reducing or increasing the operating cost, and the ineffective gains or losses are recognized as financial income or financial expenses for the year.

ii)  Derivative financial instruments not designated as hedge

The Company holds derivative financial instruments that are not formally designated for hedge accounting. This occurs when transactions are in the short term and the control and disclosure complexity make them unfeasible, or when the change in a derivative’s fair value must be recognized in profit or loss for the same period of the effects of the hedged risk.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

iii) Derivative equity instruments

In April 2013, the Company entered into an investment agreement with General Atlantic Service Company LLC. ("G.A.") that established the grant by the Company of an option to purchase its Smiles shares enabling the secondary acquisition by G.A. (or other person designated by it), of Smiles’ shares held by the Company. These options were exercised on February 27, 2014 and, during the year ended December 31, 2014, the Company registered a loss in derivative instruments on the financial result in the amount of R$15,901 related to the derivative market pricing. As of December 31, 2014, the Company derecognized this derivative obligation against equity in the amount of R$46,216.

Hedge activities

a)               Fuel hedge

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contracts crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with aircraft fuel prices.

As of December 31, 2014, the Company and its subsidiaries have contracts designated as cash flow hedge accounting of fuel.

Fuel derivative contracts as of and for the years ended December 31, 2014 and 2013 are summarized below:

Balance as of	12/31/2014	12/31/2013
Fair value at the end of the year (R$)	-	22,294
Gains with hedge effectiveness recognized in equity, net of tax effect (R$)	168	2,739

Year ended	12/31/2014	12/31/2013
Hedge gains (losses) recognized in operating costs (R$)	-	(3,777)
Hedge gains (losses) recognized in financial expenses (R$)	(189,078)	13,978
Total gains (losses) (R$)	(189,078)	10,201

As of December 31, 2014, the Company and its subsidiaries hold Brent and Heating Oil contracts not designated as hedge accounting (cash flow hedge).

Balance as of and for the year ended	12/31/2014	12/31/2013
Fair value at the end of the year (R$)	19	579
Gains (losses) recognized in financial income (expense) (R$)	(181,118)	579

Balance as of	12/31/2014	12/31/2013
Volume hedged for future years (Thousand barrels)	651	1,183
Volume engaged for future years (Thousand barrels)	945	1,860

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	1Q15	2Q15	3Q15	4Q15	Total 12M
Percentage of fuel exposure hedged	26%	0%	0%	0%	7%
Amount agreed in barrels (thousands barrels)	945	-	-	-	945
Future rate agreed per barrel (US$) (*)	113.31	-	-	-	113.31
Total in Brazilian Reais (**)	284,420	-	-	-	284,420

(*)    Weighted average between call strikes.

(**)  The exchange rate: R$2.6562/US$1.00.

b)               Foreign currency hedge

As of December 31, 2014, the Company and its subsidiaries have future derivative contracts for the U.S. dollar for foreign currency cash flow protection, not designated as hedge accounting. The future derivative constracts as of and for the years ended on December 31, 2014 and 2013, are summarized below:

	12/31/2014	12/31/2013
Fair value at the end of year (R$)	15,134	-
Volume hedged for future years (US$)	107,000	319,000

Year ended	12/31/2014	12/31/2013
Gains (losses) recognized in financial income (expense) (R$)	(24,722)	10,373

	1Q15	2Q15	3Q15	Total 12M
Percentage of cash flow exposure	21%	0%	0%	5%
Notional amount (US$)	107,000	-	-	107,000
Future rate agreed (R$)	2.5193	-	-	2.5193
Total in Brazilian Reais	269,565	-	-	269,565

c)               Interest rate hedges

As of December 31, 2014, the Company and its subsidiaries had swap derivatives designated as cash flow hedges for Libor interest rate. The summary of interest rate derivatives designated as Libor cash flow hedges is shown below:

Balance as of	12/31/2014	12/31/2013
Fair value at the end of the year (R$)	(81,673)	34,874
Nominal value at the end of the year (US$)	591,150	1,319,250
Hedge losses recognized in equity, net of taxes (R$)	(138,881)	(20,901)

Year ended	12/31/2014	12/31/2013
Gains (losses) recognized in financial income (expense) (R$)	(48,412)	45,785
Losses recognized in financial expense (R$)	(13,093)	(16,934)
Total gains (losses)	(61,505)	28,851

As of December 31, 2014, the Company and its subsidiaries did not hold positions in Libor interest derivative contracts not designated for hedge accounting.

Sensitivity analysis

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company and its subsidiaries also analyze the impact of the financial instrument quotation fluctuation on the Company’s and its subsidiaries’ profit or loss and shareholders’ equity considering:

•    Increase and decrease by 25-50 percentage points in fuel prices, by keeping all the other variables constant;

•    Increase and decrease by 25-50 percentage points in U.S. dollar exchange rate, by keeping all the other variables constant;

•    Increase and decrease by 25-50 percentage points in Libor interest rate, by keeping all the other variables constant.

The sensitivity analysis includes only relevant monetary items that are material for the risks above mentioned. A positive number indicates an increase in income and equity when the risk appreciates by 10%.

i)          Fuel price risk

As of December 31, 2014, the Company holds fuel derivative contracts of 945 thousand barrels maturiting in March 2015. The likely scenario is the market curve for Brent and Heating Oil, which amounted, as of December 31, 2014, US$57.33/bbl and US$77.56/bbl, respectively.

Risk	Exposed amount	Adverse Scenario Remote	Possible Adverse Scenario
		-50%	-25%
Decrease on the market prices	19	(19)	(19)
	Heating Oil Oilrent	38.78	58.17
	Brent	28.67	43.00

ii)         Foreign currency risk

As of December 31, 2014, the Company holds U.S. dollar derivative contracts with a notional value of US$107,000 with maturity until January 2015, and a net exchange exposure liability of R$3,560,548 (see Note 29b). At the same date, the Company adopted the closing exchange rate of R$2.6562/US$ as a likely scenario, and the impact of the change of 25% and 50% over the current rate, is shown below:

Instruments	Exposed amount	-50%	-25%	+ 25%	+50%
		R$1.3281/USD	R$1.9922/USD	R$3.3203/USD	R$3.9843/USD
Liabilities, net	(3,560,548)	1,780,274	890,137	(890,137)	(1,780,274)
Derivatives	15,134	(235,643)	(117,757)	118,014	235,899
	(3,554,629)	1,534,631	772,380	(772,123)	(1,544,375) (*)

(*)     Negative values correspond to net losses expected in the case of U.S. dollar appreciation.

III)        Interest rate risk

As of December 31, 2014, the Company holds financial investments and financial liabilities indexed to several rates, and Libor interest.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

In the sensitivity analysis of non-derivative financial instruments it was considered the impacts on annual interest of the exposed values as of December 31, 2014, arising from fluctuations in interest rates according to the scenarios presented below:

Instruments	Risk	Exposed amount	Probable Scenario	Possible Adverse Scenario	Adverse Scenario Remote
				25%	50%
Short and long-term debt, net of short-term investments(*)	Increase in the CDI rate	(200,334)	(22,078)	(44,155)	(200,334)
Derivatives	Decrease in the Libor rate	(81,672)	(78,121)	(153,459)	(81,672)

(*) Refers to the sum of the values invested and raised in the market and indexed to CDI, the negative amounts represents more debt than short-term investments.

Measurement of fair value of financial instruments

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

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of December 31, 2014 and 2013:

	12/31/2014		12/31/2013
Financial instrument	Book value 12/31/2014	Other significant observable factors (Level 2)	Book value 12/31/2013	Other significant observable factors (Level 2)
Cash and cash equivalents	1,898,773	1,898,773	1,635,647	1,635,647
Short-term investments	296,824	296,824	1,155,617	1,180,828
Restricted cash	331,550	331,550	254,456	254,456
Derivative assets	18,846	18,846	48,934	48,934
Derivative liabilities	(85,366)	(85,366)	(30,315)	(30,315)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

30.  Non-cash transactions

On February 27, 2014, the Company sold a portion of its investment on Smiles to G.A.  As a result, the amount of R$46,216 related to the equity derivative previously registered in derivatives liabilities was reversed to equity as part of the gain on the transaction. This transaction did not affect the Company’s cash during the year.

GLAI anticipated the settlement of Refis debits with tax credits related to net operating losses carryforward in the amount of R$9,598.

In the year ended December 31, 2014, the Company increased its property, plant and equipment in the amount of R$69,484, related to an increase of the provision for aircraft return.

The Company elected to early settle certain Refis payables using a portion of tax credits related to tax losses carryforward and negative basis of social contribution from GLAI and VRG in the amount of R$22,522.

31.  Insurance

As of December 31, 2014, the insurance coverage by nature, considering the aircraft fleet and related to the maximum reimbursable amounts indicated in U.S. dollars (in thousands), is as follows:

Aeronautical Type	In Reais	In U.S. Dollars
Guarantee - hull/war	12,815,424	4,824,721
Civil liability per event/aircraft (*)	1,992,150	750,000
Inventories (*)	371,868	140,000

(*) Values per incident and annual aggregate.

Pursuant to Law 10,744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which VRG may be required to pay, for amounts exceeding the limit of the insurance policies effective since September 10, 2001, limited to the amount in Brazilian Reais equivalent to US$ 1.0 billion.

32.  Subsequent events

a)     On January 4, 2015, the board of directors of Smiles approved a capital increase of R$3,015 represented by 140,000 shares through the exercise of stock options.

b)     On March 13, 2015, the Company, through VRG, issued a single series of Guarantee Notes for engine maintenance, in order to finance the engine maintenance with Delta TechOps, with financial guarantees from the U.S. Ex-Im Bank in the amount of US$40,539 thousand (R$130,795 at the issuance date) with interest rate of 0.98% p.a.. The loan will be amortizated quarterly in 12 installments starting on June 13, 2015 and maturing on March 13, 2018.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

c)     On March 23, 2015, the Company’s shareholders approved certain amendments to the by-laws that increased the Company’s equity financing capacity. The amendments also intended to improve corporate governance and strengthen the alignment of interest among common and preferred shareholders and included, among other items:

•         a split of the common shares in the ratio of 35 to one;

•         an increase in economic rights of preferred shares in the ratio of 35 to one;

•         an increase in the representation of preferred shareholders on the Board of Directors depending on the percentage of economic rights held by the controlling shareholder;

•         the creation of a permanent Audit Committee;

•         a separate vote for preferred shareholders in Extraordinary Meetings on certain matters, as detailed in the Company’s by-laws;

•         restrictions on the sale of shares held by the controlling shareholder; and

•         the mandatory public tender offer for all of the Company’s shares if any person acquires 30% or more of the Company economic rights.

33.  Condensed consolidated financial information of guarantor subsidiaries

The following condensed consolidated financial information, prepared in accordance with IFRS, is presented in lieu to provide the separate audited financial statements for the guarantor subsidiary VRG, which is 100% owned by the Company, in connection with its full and unconditional guarantee, on a joint and several basis, of the obligation to pay principal and interest under the 8.75% Perpetual Notes, 7.50% Senior Bond I, and 9.25% Senior Bond II, issued by the Company’s wholly owned subsidiary Gol Finance, and 8.87% Senior Bond IV, issued by the Company’s wholly owned subsidiary Gol LuxCo. The 10.75% Senior Bond III, originally issued by VRG, is guaranteed by the Company.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2014
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (VRG)	Non-guarantor subsidiaries (*)	Consolidating adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	1,939	3,786	1,336,317	556,731	-	1,898,773
Short-term investments	611	-	298,066	65,556	(67,409)	296,824
Trade receivables	-	-	274,506	104,771	(26,993)	352,284
Inventories	-	-	138,682	-	-	138,682
Other current assets	44,712	-	237,915	526,255	(509,247)	299,635
	47,262	3,786	2,285,486	1,253,313	(603,649)	2,986,198

Noncurrent assets
Credits with related parties	155,658	1,493,621	151,408	1,128,089	(2,928,776)	-
Other noncurrent assets	133,231	-	1,430,883	813,295	(711,663)	1,665,746
Investments	194,015	-	2,092	21,575	(209,199)	8,483
Property, plant and equipment	-	-	2,738,058	863,976	-	3,602,034
Intangible assets	-	-	1,684,375	14,628	15,183	1,714,186
	482,904	1,493,621	6,006,816	2,841,563	(3,834,455)	6,990,449

Total assets	530,166	1,497,407	8,292,302	4,094,876	(4,438,104)	9,976,647

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, GOLD and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2014
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (VRG)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated
Liabilities
Current liabilities
Short-term debt	-	32,337	703,885	375,661	(1,149)	1,110,734
Suppliers	437	-	728,322	40,294	(82,902)	686,151
Advance ticket sales	-	-	1,046,225	-	55,386	1,101,611
Provisions	766	-	206,328	-	-	207,094
Other current liabilities	393	-	1,253,144	318,770	(465,251)	1,107,056
	1,596	32,337	3,937,904	734,725	(493,916)	4,212,646

Noncurrent liabilities
Long-term debt	-	1,163,446	3,092,556	934,764	(66,261)	5,124,505
Related parties	6,519	526,792	53,431	2,342,688	(2,929,430)	-
Provision for loss on investments	1,040,438	-	-	-	(1,040,438)	-
Other noncurrent liabilities	-	-	1,244,613	454,211	(726,354)	972,470
	1,046,957	1,690,238	4,390,600	3,731,663	(4,762,483)	6,096,975

Equity attributable to equity holders of the parent	(518,387)	(225,168)	(36,202)	(371,512)	632,882	(518,387)
Non-controlling interests	-	-	-	-	185,413	185,413
Total equity (deficit)	(518,387)	(225,168)	(36,202)	(371,512)	818,295	(332,974)

Total equity and liabilities	530,166	1,497,407	8,292,302	4,094,876	(4,438,104)	9,976,647

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, GOLD and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2014
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (VRG)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated
Statement of operations

Total operating revenues	-	-	9,788,591	807,488	(529,865)	10,066,214

Operating costs and expenses
Salaries	(6,104)	-	(1,335,933)	(32,059)	-	(1,374,096)
Aircraft fuel	-	-	(3,842,276)	-	-	(3,842,276)
Aircraft rent	-	-	(844,571)	-	-	(844,571)
Aircraft insurance	-	-	(22,411)	-	-	(22,411)
Sales and marketing	(776)	-	(629,916)	(36,680)	-	(667,372)
Landing fees	-	-	(613,153)	-	-	(613,153)
Aircraft, traffic and mileage servicing	(4,238)	-	(800,315)	(458,793)	515,899	(747,447)
Maintenance, materials and repairs	-	-	(511,042)	(3)	-	(511,045)
Depreciation and amortization	-	-	(460,040)	(3,256)	-	(463,296)
Other operating expenses	(1,148)	-	(540,350)	68,370	13	(473,115)
	(12,266)	-	(9,600,007)	(462,421)	515,912	(9,558,782)

Equity results	(1,077,220)	-	1,302	(3,791)	1,077,219	(2,490)
Financial income (expense), net	(174,121)	(41,357)	(1,191,416)	(50,729)	1	(1,457,622)

Income (loss) before income taxes	(1,263,607)	(41,357)	(1,001,530)	290,547	1,063,267	(952,680)

Income taxes	17,438	-	(54,233)	(132,550)	4,744	(164,601)
Net income (loss) for the year	(1,246,169)	(41,357)	(1,055,763)	157,997	1,068,011	(1,117,281)

Net income (loss) attributable to the Company´s shareholders	(1,246,169)	(41,357)	(1,055,763)	157,997	939,123	(1,246,169)
Net income attributable to non-controlling interests	-	-	-	-	128,888	128,888

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, GOLD and Smiles.

	12/31/2014
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (VRG)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated

Net income (loss) for the year	(1,246,169)	(41,357)	(1,055,763)	157,997	1,068,011	(1,117,281)

Other comprehensive income (loss) to be reversed to profit or loss in subsequent periods
Cash flow hedges	(182,653)	-	(182,653)	-	182,653	(182,653)
Tax effect	62,102	-	62,102	-	(62,102)	62,102
	(120,551)	-	(120,551)	-	120,551	(120,551)

Comprehensive income (loss) for the year	(1,366,720)	(41,357)	(1,176,314)	157,997	1,188,562	(1,237,832)

Comprehensive income (loss) for the year attributable to
Equity holders of the parent	(1,366,720)	(41,357)	(1,176,314)	157,997	1,059,674	(1,366,720)
Non-controlling interests	-	-	-	-	128,888	128,888

(*) The non-guarantor subsidiaries are comprised of the entities GAC, Gol LuxCo, GOLD and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2014
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (VRG)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated

Net cash flows from (used in) operating activities	209,816	42,916	261,673	282,815	171,462	968,682

Investing activities
Acquisition of property, plant and equipment, net	-	-	(215,206)	(775)	28,371	(187,610)
Intangibles	-	-	(28,680)	(17,370)	(258)	(46,308)
Restricted cash	(1,811)	-	(16,980)	(58,303)	-	(77,094)
Financial investments, net	-	-	-	218,813	(218,813)	-
Related parties	(134,214)	92,631	-	41,338	245	-
Other	(119,684)	-	(791)	(16,721)	177,108	39,912
Net cash flows from (used in) investing activities	(255,709)	92,631	(261,657)	166,982	(13,347)	(271,100)

Financing activities
Issuance of debt, net of payments and issuance costs	(132,562)	(114,455)	(211,910)	323,663	490,500	355,236
Related parties	(129,572)	-	(34,529)	614,992	(450,891)	-
Other	112,290	-	570,296	(1,149,944)	(197,462)	(664,820)
Net cash flows from (used in) financing activities	(149,844)	(114,455)	323,857	(211,289)	(157,853)	(309,584)

Foreign exchange variation on cash held in foreign currencies	173,587	(27,031)	(124,872)	(146,295)	(261)	(124,872)
Net increase (decrease) in cash and cash equivalents	(22,150)	(5,939)	199,001	92,213	-	263,126

Cash and cash equivalents at beginning of the year	24,088	9,725	1,137,316	464,519	-	1,635,647
Cash and cash equivalents at the end of the year	1,938	3,786	1,336,317	556,732	-	1,898,773

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, GOLD and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2013
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (VRG)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	24,088	9,725	1,137,316	464,518	-	1,635,647
Short-term investments	2,524	-	927,260	228,489	(2,656)	1,155,617
Trade receivables	-	-	296,914	49,637	(21,730)	324,821
Inventories	-	-	116,883	261	-	117,144
Other current assets	17,450	-	310,818	410,872	(406,660)	332,480
	44,062	9,725	2,789,191	1,153,777	(431,046)	3,565,709

Noncurrent assets
Related parties	140,694	1,532,477	113,741	527,049	(2,313,961)	-
Other noncurrent assets	124,939	-	1,416,752	1,135,257	(1,070,558)	1,606,390
Investments	390,051	-	-	-	(390,051)	-
Property, plant and equipment	-	-	2,880,190	891,969	-	3,772,159
Intangible assets	-	-	1,694,024	166	-	1,694,190
	655.684	1,532,477	6,104,707	2,554,441	(3,774,570)	7,072,739

Total assets	699,746	1,542,202	8,893,898	3,708,218	(4,205,616)	10,638,448

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, GOLD and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2013
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (VRG)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated
Liabilities
Current liabilities
Short-term debt	-	47,488	396,001	-	(2,655)	440,834
Suppliers	481	-	545,602	19,712	(62,876)	502,919
Advance ticket sales	-	-	1,178,898	-	40,904	1,219,802
Dividends payable	-	-	-	12,247	(12,247)	-
Provisions	-	-	199,471	-	-	199,471
Other current liabilities	33,453	-	1,094,314	321,111	(365,113)	1,083,765
	33,934	47,488	3,414,286	353,070	(401,987)	3,446,791

Noncurrent liabilities
Long-term debt	-	1,651,494	3,546,251	-	(49,194)	5,148,551
Related parties	2,108	-	50,293	2,261,893	(2,314,294)	-
Other noncurrent liabilities	12,778	-	1,569,156	274,094	(1,031,422)	824,606
	14,886	1,651,494	5,165,700	2,535,987	(3,394,910)	5,973,157

Equity attributable to the Company’ shareholders	650,926	(156,780)	313,912	819,161	(976,293)	650,926
Non-controlling interests	-	-	-	-	567,574	567,574
Total equity	650,926	(156,780)	313,912	819,161	(408,719)	1,218,500

Total equity and liabilities	699,746	1,542,202	8,893,898	3,708,218	(4,205,616)	10,638,448

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, GOLD and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2013
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (VRG)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated
Statement of operations

Total operating revenues	-	-	8,862,358	573,346	(479,492)	8,956,212

Operating costs and expenses
Salaries	(7,705)	-	(1,295,148)	(30,609)	-	(1,333,462)
Aircraft fuel	-	-	(3,610,822)	-	-	(3,610,822)
Aircraft rent	-	-	(699,193)	-	-	(699,193)
Aircraft insurance	-	-	(20,222)	-	-	(20,222)
Sales and marketing	(293)	-	(487,042)	(28,724)	-	(516,059)
Landing fees	-	-	(566,541)	-	-	(566,541)
Aircraft, traffic and mileage servicing	(8,231)	(69)	(708,157)	(334,000)	450,978	(599,479)
Maintenance materials and repairs	-	-	(460,803)	(2)	-	(460,805)
Depreciation	-	-	(575,473)	(130)	14,637	(560,966)
Other operating expenses	(4,364)	-	(413,317)	110,284	(15,277)	(322,674)
Total operating costs and expenses	(20,593)	(69)	(8,836,718)	(283,181)	450,338	(8,690,223)

Equity results	(619,072)	-	-	-	619,072	-
Financial income (expense), net	(159,931)	(19,722)	(752,979)	12,186	1,230	(919,216)
Income (loss) before income taxes	(799,596)	(19,791)	(727,339)	302,351	591,148	(653,227)

Income taxes	3,049	-	17,565	(101,555)	9,578	(71,363)
Net income (loss) for the year	(796,547)	(19,791)	(709,774)	200,796	600,726	(724,590)

Net income (loss) attributable to Company´s shareholders	(796,547)	(19,791)	(709,774)	200,796	528,769	(796,547)
Net income attributable to non-controlling interests	-	-	-	-	71,957	71,957

 (*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, GOLD and Smiles.

	12/31/2013
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (VRG)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated

Net income (loss) for the year	(796,547)	(19,791)	(709,774)	200,796	600,726	(724,590)

Other comprehensive income to be reversed to profit or loss in subsequent periods
Cash flow hedges	76,395	-	76,395	-	(76,395)	76,395
Tax effect	(25,975)	-	(25,975)	-	25,975	(25,975)
	50,420	-	50,420	-	(50,420)	50,420

Comprehensive income (loss) for the year	(746,127)	(19,791)	(659,354)	200,796	550,306	(674,170)

Comprehensive income (loss) for the year attributable to
Equity holders of the parent	(746,127)	(19,791)	(659,354)	200,796	478,349	(746,127)
Non-controlling interests	-	-	-	-	71.957	71,957

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, GOLD and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2013
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (VRG)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated

Net cash flows from (used in) operating activities	188,719	(69,735)	1,016,190	(713,848)	(17,445)	403,881

Investing activities
Acquisition of property, plant and equipment, net	-	-	(233,506)	(1,434)	(3,042)	(237,982)
Intangibles	-	-	(50,833)	-	(202)	(51,035)
Restricted cash	(19,945)	-	(9,987)	-	-	(29,932)
Financial investments, net	-	-	-	(228,489)	228,502	13
Related parties	925	111,206	452,251	(492,200)	(72,182)	-
Other	(235,836)	-	-	8,930	226,906	-
Net cash flows from (used in) investing activities	(254,856)	111,206	157,925	(713,193)	379,982	(318,936)

Financing activities
Debt issuance	-	-	397,725	-	6,259	403,984
Debt payment	-	(15,000)	(669,942)	-	8,308	(676,634)
Related parties	-	-	(483,968)	652,403	(168,435)	-
Proceeds from sale of treasury shares	3,235	-	-	-	-	3,235
Other	1,755	-	222,990	1,060,442	(208,610)	1,076,577
Net cash flows from (used in) financing activities	4,990	(15,000)	(533,195)	1,712,845	(362,478)	807,162

Foreign exchange variation on cash held in foreign currencies	20,031	(20,041)	(32,011)	69	(59)	(32,011)
Net increase (decrease) in cash and cash equivalents	(41,116)	6,430	608,909	285,873	-	860,096
Cash and cash equivalents at beginning of the year	65,204	3,295	528,406	178,646	-	775,551
Cash and cash equivalents at the end of the year	24,088	9,725	1,137,315	464,519	-	1,635,647

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, GOLD and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2012
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (VRG)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated
Statement of operations

Total operating revenues	-	-	8,102,970	-	589	8,103,559

Operating expenses
Salaries	(12,816)	-	(1,556,854)	-	-	(1,569,670)
Aircraft fuel	-	-	(3,742,219)	-	-	(3,742,219)
Aircraft rent	-	-	(644,031)	-	-	(644,031)
Aircraft insurance	-	-	(26,875)	-	-	(26,875)
Sales and marketing	(395)	-	(426,582)	-	395	(426,582)
Landing fees	-	-	(559,421)	-	-	(559,421)
Aircraft, traffic and mileage servicing	(893)	-	(527,198)	-	(646)	(528,737)
Maintenance, materials and repairs	-	-	(417,990)	(251)	251	(417,990)
Depreciation and amortization	(89)	-	(519,542)	-	-	(519,631)
Other operating expenses	(949)	-	(609,867)	36,861	(61)	(574,016)
Total operating expenses	(15,142)	-	(9,030,579)	36,610	(61)	(9,009,172)

Equity results	(1,412,144)	-	-	-	1,412,144	-
Financial income (expense), net	(80,984)	(33,253)	(482,504)	(82,468)	-	(679,209)
Loss before income taxes	(1,508,270)	(33,253)	(1,410,113)	(45,858)	1,412,672	(1,584,822)

Income taxes	(5,173)	-	77,080	-	-	71,907
Net loss for the year	(1,513,443)	(33,253)	(1,333,033)	(45,858)	1,412,672	(1,512,915)

Net income (loss) attributable to Company´s shareholders	(1,513,443)	(33,253)	(1,333,033)	(45,858)	1,412,672	(1,512,915)
Net income attributable to non-controlling interests	-	-	-	-	-	-

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, GOLD and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2012
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (VRG)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated

Net loss for the year	(1,513,443)	(33,253)	(1,333,033)	(45,858)	1,412,672	(1,512,915)

Other comprehensive income (loss) to be reversed to profit or loss in subsequent periods
Cash flow hedges	16,191	-	16,191	-	(16,191)	16,191
Tax effect	(5,505)	-	(5,505)	-	5,505	(5,505)
	10,686	-	10,686	-	(10,686)	10,686

Comprehensive loss for the year	(1,502,757)	(33,253)	(1,322,347)	(45,858)	1,401,986	(1,502,229)

Comprehensive loss for the year attributable to
Company’ shareholders	(1,502,757)	-	(1,322,347)	-	-	(1,502,229)
Non-controlling interests	-	-	-	-	-	-

 (*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, GOLD and Smiles.

	12/31/2012
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (VRG)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated

Net cash flows from (used in) operating activities	(235,824)	(182,042)	317,905	(38,526)	271,780	133,293

Investing activities
Acquisition of property, plant and equipment, net	-	-	(339,284)	(115,820)	862	(454,242)
Intangible assets	89	-	(20,772)	-	(89)	(20,772)
Restricted cash	-	-	(115,167)	-	(262)	(115,429)
Financial investments, net	107,092	-	-	-	(107,092)	-
Related parties	(2,372)	57,273	(251,268)	71,280	125,087	-
Net cash flows from (used in) investing activities	104,809	57,273	(726,491)	(44,540)	18,506	(590,443)

Financing activities
Debt issuance, net or payments	(40,677)	125,609	21,955	70	(129,254)	(22,297)
Related parties	-	-	(89,660)	251,268	(161,608)	-
Proceeds from sale of treasury shares	17,337	-	-	-	-	17,337
Other	3	-	-	-	576	579
Net cash flows from (used in) financing activities	(23,337)	125,609	(67,705)	251,338	(290,286)	(4,381)

Foreign exchange variation on cash held in foreign currencies	-	-	6,795	-	-	6,795
Net increase (decrease) in cash and cash equivalents	(154,352)	840	(469,496)	168,272	-	(454,736)

Cash and cash equivalents at beginning of the year	219,556	2,455	997,902	10,374	-	1.230,287
Cash and cash equivalents at the end of the year	65,204	3,295	528,406	178,646	-	775,551

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, GOLD and Smiles.