Form 20-F
period 2015-12-31
Gol Intelligent Airlines Inc.
filed 2016-04-28
CIK 1291733

As filed with the Securities and Exchange Commission on April 28, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 20-F

_______________

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

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

The number of outstanding shares of each class of stock of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2015:

5,035,037,140                                                      Shares of Common Stock

 203,383,968                                                        Shares of Preferred Stock

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

We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts in respect of the year ended December 31, 2015 was R$3.9048 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect on December 31, 2015, as reported by the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at the above rate. See “Exchange Rates” for more detailed information regarding the Brazilian foreign exchange system and historical data on the exchange rate of the real against the U.S. dollar.

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

•         “Operating revenue per available seat kilometer” or “RASK” represents operating revenue divided by available seat kilometers.

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

ITEM 3.       Key Information

A.      Selected Financial Data

We present in this section the following summary financial data:

•         Summary financial information derived from our audited consolidated financial statements included herein as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013; and

•         Summary financial information derived from our audited consolidated financial statements not included herein as of and for the years ended December 31, 2012 and 2011.

The following tables present summary historical consolidated financial and operating data for us for each of the periods indicated. Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2015 have been translated into U.S. dollars at the commercial market rate in effect on December 31, 2015 as reported by the Central Bank of R$3.9048 to US$1.00.

Summary Financial Information

	Year Ended December 31,
	2011	2012	2013	2014	2015	2015
Statements of Operations	(in thousands of R$, except per share/ADS information)					(in thousands of US$)
Operating revenue:
Passenger	6,713,029	7,159,987	8,122,161	9,045,831	8,583,388	2,198,163
Cargo and other	826,279	943,572	834,051	1,020,383	1,194,619	305,936
Total operating revenue	7,539,308	8,103,559	8,956,212	10,066,214	9,778,007	2,504,099
Operating expenses:
Salaries	(1,560,436)	(1,569,670)	(1,333,462)	(1,374,096)	(1,580,531)	(404,766)
Aircraft fuel	(3,060,665)	(3,742,219)	(3,610,822)	(3,842,276)	(3,301,368)	(845,464)
Aircraft rent	(505,058)	(644,031)	(699,193)	(844,571)	(1,100,086)	(281,726)
Sales and marketing	(402,568)	(426,582)	(516,059)	(667,372)	(617,403)	(158,114)
Landing fees	(395,249)	(559,421)	(566,541)	(613,153)	(681,378)	(174,498)
Aircraft, traffic and mileage servicing	(484,642)	(528,737)	(599,479)	(747,447)	(1,019,833)	(261,174)
Maintenance, materials and repairs	(434,181)	(417,990)	(460,805)	(511,045)	(603,925)	(154,662)
Depreciation and amortization	(395,807)	(519,631)	(560,966)	(463,296)	(419,691)	(107,481)
Other operating expenses	(633,634)	(600,891)	(342,896)	(495,526)	(633,628)	(162,269)
Gain on bargain purchase	88,428	-	-	-	-	-
Total operating expenses	(7,783,812)	(9,009,172)	(8,690,223)	(9,558,782)	(9,957,843)	(2,550,154)

	Year Ended December 31,
	2011	2012	2013	2014	2015	2015
Statements of Operations	(in thousands of R$, except per share/ADS information)					(in thousands of US$)
Equity results	-	-	-	(2,490)	(3,941)	(1,009)
Income (loss) before financial expense, net and income taxes	(244,504)	(905,613)	265,989	504,942	(183,777)	(47,064)
Financial expense, net	(755,914)	(679,209)	(919,216)	(1,457,622)	(3,263,323)	(835,721)
Loss before income taxes	(1,000,418)	(1,584,822)	(653,227)	(952,680)	(3,447,100)	(882,785)
Income taxes	248,880	71,907	(71,363)	(164,601)	(844,140)	(216,180)
Net loss	(751,538)	(1,512,915)	(724,590)	(1,117,281)	(4,291,240)	(1,098,965)
Attributable to non-controlling interests	-	-	71,957	128,888	169,643	43,445
Attributable to equity holders of the parent	(751,538)	(1,512,915)	(796,547)	(1,246,169)	(4,460,883)	(1,142,410)
Basic loss per preferred share (1)	(2.78)	(5.52)	(2.88)	(4.48)	(14.76)	(3.78)
Basic loss per common share (1)	(0.08)	(0.16)	(0.08)	(0.13)	(0.42)	(0.11)
Basic loss per ADS (1)(2)	(27.80)	(55.20)	(28.80)	(44.80)	(147.60)	(37.80)
Diluted loss per preferred share (1)	(2.78)	(5.52)	(2.88)	(4.48)	(14.76)	(3.78)
Diluted loss per common share (1)	(0.08)	(0.16)	(0.08)	(0.13)	(0.42)	(0.11)
Diluted loss per ADS(1)(2)	(27.80)	(55.20)	(28.80)	(44.80)	(147.60)	(37.80)
Weighted average number of outstanding shares in relation to basic earnings (loss) per preferred share (in thousands)(1)	133,342	134,298	132,780	134,151	158,285	158,285
Weighted average number of outstanding shares in relation to basic loss per common share (in thousands)(1)	4,796,146	4,900,915	5,035,037	5,035,037	5,035,037	5,035,037
Weighted average number of outstanding shares in relation to diluted loss per preferred share (in thousands)(1)	133,342	134,298	132,780	134,151	158,285	158,285
Weighted average number of outstanding shares in relation to diluted loss per common share (in thousands)(1)	4,796,146	4,900,915	5,035,037	5,035,037	5,035,037	5,035,037
Dividends declared per preferred share (net of withheld income taxes)	-	-	-	-	-	-

	As of December 31,
	2011	2012	2013	2014	2015	2015
Balance Sheet Data:	(in thousands of R$)					(in thousands of US$)
Cash and cash equivalents	1,230,287	775,551	1,635,647	1,898,773	1,072,332	274,619
Short-term investments	1,009,068	585,028	1,155,617	296,824	491,720	125,927
Trade receivables	354,134	325,665	324,821	352,284	462,620	118,475
Deposits	630,599	657,196	847,708	793,508	1,020,074	261,236
Total assets	10,655,141	9,027,098	10,638,448	9,976,647	10,368,397	2,655,295
Short-term debt	1,552,440	1,719,625	440,834	1,110,734	1,396,623	357,668
Long-term debt	3,439,008	3,471,550	5,148,551	5,124,505	7,908,303	2,025,277
Total equity	2,205,911	732,828	1,218,500	(332,974)	(4,322,440)	(1,106,955)
Capital stock	2,316,500	2,499,689	2,501,574	2,618,748	3,080,110	788,801

	Year Ended December 31,
	2011	2012	2013	2014	2015	2015
Other Financial Data:	(in thousands of R$ except percentages)					(in thousands of US$)
Operating margin(3)	(3.2)%	(11.2)%	3.0%	5.0%	(1.9)%	(1.9)%
Net cash provided by (used in) operating activities	(602,520)	133,293	403,881	1,129,192	(599,467)	(153,521)
Net cash provided by (used in) investing activities	(469,168)	(590,443)	(318,936)	(431,610)	(1,259,157)	(322,464)
Net cash provided by (used in) financing activities	354,547	(4,381)	807,162	(309,584)	750,190	192,120

Summary Operational Data

	Year Ended December 31
	2011(4)	2012	2013	2014	2015
Operating Data:
Revenue passengers (in thousands)	36,220	39,164	36,306	39,749	38,868
Revenue passenger kilometers (in millions)(5)	34,461	36,410	34,684	38,085	38,410
Available seat kilometers (in millions) (5)	50,373	51,867	49,633	49,503	49,744
Load-factor	68.4%	70.2%	69.9%	76.9%	77.2%
Break-even load-factor	70.6%	78.0%	67.8%	73.1%	78.1%
Aircraft utilization (block hours per day)	13.0	12.1	11.2	11.5	11.1
Average fare (R$)	185	183	224	228	243
Yield per passenger kilometer (R$ cents)	19.5	19.7	23.4	23.8	23.3
Passenger revenue per available seat kilometer (R$ cents)	13.4	13.8	16.4	18.3	17.3
Operating revenue per available seat kilometer (R$ cents)	15.0	15.6	18.0	20.3	19.7
Operating expense per available seat kilometer (R$ cents)	15.5	17.4	17.5	19.3	20.0
Operating expense less fuel expense per available seat kilometer (R$ cents)	9.4	10.2	10.2	11.6	13.4
Departures	314,190	348,578	316,466	317,594	315,902
Departures per day	861	955	867	870	866
Destinations served	63	65	65	71	68
Average stage length (kilometers)	908	877	897	912	933
Full-time equivalent employees at period end	20,525	17,726	16,319	16,875	16.472
Fuel liters consumed (in thousands)	1,591,917	1,655,421	1,511,869	1,538,202	1,551,137
Percentage of sales through website during period(6)	88.4%	88.8%	87.6%	83.1%	80.7%
Percentage of sales through website and call center during period	94.5%	94.5%	92.5%	87.3%	84.5%

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

(2)   Adjusted to reflect the change of the ratio of our ADSs to preferred shares in February 2016 from one ADS to one preferred share to one ADS to ten preferred shares. See “Item 12. Description of Securities other than Equity Securities–A. American Depositary Shares–ADR Ratio Change.”

(3)   Operating margin represents operating income (loss) before financial results and income taxes divided by operating revenue.

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

The Brazilian currency has during the last decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. The exchange rate of the real was R$1.566 per US$1.00 in August 2008. Primarily as a result of the crisis in the global financial markets, the real depreciated 31.9% against the U.S. dollar and reached R$2.337 per US$1.00 at year end 2008. In 2009 and 2010, the real appreciated against the U.S. dollar and reached R$1.666 per US$1.00 at year end 2010. During 2011 the real depreciated and, on December 31, 2011, the exchange rate was R$1.876 per US$1.00. From 2012 through 2015, the real continued to depreciate and on December 31, 2012, 2013, 2014, and 2015, the exchange rate was R$2.044, R$2.343, R$2.656 and R$3.905 per US$1.00.

The Central Bank has intervened occasionally to combat instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise.

The following tables present the selling rate, expressed in reais to the U.S. dollar (R$/US$), for the periods indicated:

	Period-End	Average for Period (1)	Low	High
	(R$ per US$)
Year
2011	1.876	1.675	1.535	1.902
2012	2.044	1.955	1.702	2.112
2013	2.343	2.161	1.953	2.446
2014	2.656	2.353	2.197	2.740
2015	3.905	3.339	2.575	4.195
2016 (through April 26, 2016)	3.530	3.579	3.513	4.156

	Month-End	Average for Month (2)	Low	High
	(R$ per US$)
Month
October 2015	3.859	3.880	3.739	4.001
November 2015	3.851	3.777	3.701	3.851
December 2015	3.905	3.871	3.748	3.983
January 2016	4.043	4.052	3.986	4.156
February 2016	3.980	3.974	3.865	4.049
March 2016	3.559	3.704	3.559	3.991
April 2016 (through April 26)	3.530	3.832	3.513	3.692

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

The Brazilian federal government has frequently intervened in the Brazilian economy and occasionally has made drastic changes in policy and regulations. The Brazilian federal government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and the trading price of the preferred shares and the ADSs may be adversely affected by changes in policy or regulations at the federal, state or municipal level involving or affecting factors such as:

•         interest rates;

•         currency fluctuations;

•         monetary policies;

•         inflation;

•         liquidity of capital and lending markets;

•         tax policies;

•         labor regulations;

•         energy and water shortages and rationing;

•         exchange rates and exchange controls and restrictions on remittances abroad, such as those that were briefly imposed in 1989 and early 1990; and

•         other political, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies. These and other future developments in the Brazilian economy and governmental policies may adversely affect us and our business and results of operations and may adversely affect the trading price of our preferred shares and ADSs.

In addition and as a consequence to the above mentioned, since 2011, Brazil has been experiencing an economic slowdown. The Gross Domestic Product, or GDP, growth (contraction) rates were (3.8)% in 2015, 0.1% in 2014, 2.7% in 2013, 1.8% in 2012 and 3.9% in 2011, compared to a GDP growth of 7.5% in 2010. In 2016, analysts project that the Brazilian GDP will contract 3.7%, according to the Focus Report published by the Brazilian Central Bank on April 1, 2016.

Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of the Brazilian GDP. We cannot assure you that the GDP will increase or remain stable. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the use of our products and services.

Political instability may adversely affect our business and results of operations and the price of our preferred shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect investor confidence and of the general public, which resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

Currently, Brazilian markets are experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigation, being conducted by the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. Members of the Brazilian federal government and of the legislative branch, as well as senior officers of large state-owned companies have faced allegations of corruption. These senior officials allegedly accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties of the current federal government coalition that were unaccounted for or not publicly disclosed, as well as served to personal enrichment of the recipients of the bribery scheme.

As a result, a number of senior politicians, including congressman and officers of the major state-owned companies in Brazil resigned or have been arrested. Currently, senior elected officials and other public officials in Brazil are being investigated for allegations of unethical and illegal conduct identified during the Lava Jato investigation.

The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations nor their effect on the Brazilian economy.

The development of such unethical conduct cases could adversely affect the Brazilian economy and, consequently, our business, financial condition and results of operations.

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

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. After the implementation of the Plano Real in 1994, the annual rate of inflation in Brazil decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA. Inflation measured by the IPCA index was 5.9%, 6.4%, and 10.7% in 2013, 2014 and 2015, respectively and the tendency is increasing inflation for 2016. The inflation rate for the General Market Prices Index (Índice Geral de Preços de Mercado), or IGP-M, was 5.5%, 3.7% and 10.5% in 2013, 2014 and 2015, respectively.

Between 2004 and 2010, the Central Bank’s Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia) rate, or SELIC rate, which is the base interest rate for the Brazilian banking system, varied between 19.8% and 8.6%. On December 31, 2013, 2014 and 2015, the SELIC rate was 10.0%, 11.75% and 14.25%, respectively.

Inflation and the Brazilian government’s measures to fight it, principally through the Central Bank, have had and may have significant effects on the Brazilian economy and us. Tight monetary policies with high interest rates have restricted and may restrict Brazil’s growth and the availability of credit. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness. In addition, we may not be able to adjust the fares we charge our customers to offset the effects of inflation on our cost structure.

Risks Relating to Us and the Brazilian Airline Industry

Exchange rate instability may materially and adversely affect us and the market price of the ADSs and our preferred shares.

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. For example, the real was valued at R$1.67 per US$1.00 in August 2008. Following the onset of the crisis in the global financial markets, the real depreciated 31.9% against the U.S. dollar and reached R$2.34 per US$1.00 at the end of 2008. In 2010, the real appreciated against the U.S. dollar, reaching R$1.661 per US$1.00 at the end of 2010. Since 2011, the real depreciated against the U.S. dollar, reaching R$3.905 per US$1.00 at the end of 2015 with a 47.0% devaluation in 2015. As of April 26, 2016, the real reached R$3.530 per US$1.00. There can be no assurance that the real would not depreciate further against the U.S. dollar.

Depreciation of the real against the U.S. dollar creates inflationary pressures in Brazil and causes increases in interest rates, which negatively affects the growth of the Brazilian economy as a whole, curtails access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar has also, as in the context of an economic slowdown, led to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole. On the other hand, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange current accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect us.

Nearly 88.5% of our passenger revenue and other revenue are denominated in reais and a significant part of our operating expenses, such as fuel, aircraft and engine maintenance services, aircraft rent payments and aircraft insurance, are denominated in, or linked to, U.S. dollars. For the year ended December 31, 2015, 50.3% of our operating expenses were either denominated in or linked to the U.S. dollar. For the year ended December 31, 2015 our aircraft rent increased in reais 30.3%, to R$1,100.1 million in 2015 from R$844.6 million in 2014, principally driven by the 41.6% average depreciation of the real as compared to the U.S. dollar in 2015. In addition, the purchase price of the Boeing 737 aircraft is denominated in U.S. dollars. At December 31, 2015, R$8,028.0 million (or 86.3% of our indebtedness) was denominated in U.S. dollars, an increase of 71.9% in reais as compared to R$4,670.0 million at December 31, 2014, principally driven by the 47.0% depreciation of the real against the U.S. dollar. At the same date, we had a total of R$7,749.0 million in U.S. dollar-denominated future operating lease payment obligations, an increase of 61.6% in reais as compared to R$4,794.8 million at December 31, 2014, due to the same reason. In 2015, exchange rate variation in our financial expenses had a net increase of 419.7%, to R$2,267.0 million, when compared with 2014.

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

We may not be able to maintain adequate liquidity and our cash flows from operations and financings may not be sufficient to meet our current obligations unless we are able to successfully restructure certain of our contractual obligations and commitments.

While our cash flows from operations and financings have been sufficient to meet our current operating expenses, lease obligations and debt service requirements to date, our liquidity, cash flows from operations and financings may be negatively impacted by the exchange rate environment and the effects of continued negative economic conditions in Brazil on demand for air travel. These factors have materially and adversely impacted our liquidity and we expect this trend to continue. Recent cost cutting measures, such as capacity reduction, may not be sufficient to offset these effects or improve our liquidity.

We have recently announced our intention to restructure (i) our existing indebtedness from the issuance of notes and bank loans and (ii) certain of our aircraft lease obligations and key suppliers. If we are unable to successfully restructure these contractual obligations and commitments, we may not be able to maintain adequate liquidity and our cash flows from operations and financings may not be sufficient to meet these obligations.

     There can be no assurance that we will be successful in effecting all or any of the measures outlined above. Unfavorable events arising with respect to negotiations with creditors, key lessors and vendors could give rise to covenant and payment defaults, including the failure to maintain specified financial ratios, under the terms of our material operating and finance leases and indebtedness. In the absence of obtaining additional capital through asset sales, consensual restructuring of debt and lease terms and/or similar measures, we may be unable to remedy such defaults and may experience additional defaults in the future, including as a result of cross-defaults. Our operating and finance leases are subject to termination in the event of default, and our indebtedness may be accelerated in the event of continuing default. Certain lenders could foreclose on our assets securing their indebtedness, including certain of our aircraft and shares in Smiles.

As a result of significant losses since 2011 our financial condition has been materially weakened. Consequently, our ability to obtain debt and equity financing has been materially weakened

Significant losses since 2011 have materially weakened our financial condition. We had net losses of R$751.5 million in 2011, R$1,513 million in 2012, R$724.6 million in 2013, R$1,117.3 million in 2014 and R$4,291.2 million in 2015. These losses were mainly a factor of items that we do not control, such as the depreciation of the real against the U.S. dollar, which affects a significant part of our operating expenses and our debt that is significantly denominated in U.S. dollars, and losses in fuel hedge due to volatility in international fuel prices. As a result of these losses, as of December 31, 2015, we had a negative equity of R$4,322.4 million, compared to R$333.0 million as of December 31, 2014.

The significant losses since 2011 and our substantial indebtedness have further increased our leverage, which resulted in decreases in our credit ratings. Since the end of 2012, Fitch Ratings, Moody’s and S&P have decreased our credit ratings from B, B3 and B, respectively, to CCC-, Caa1 and CCC-, respectively, as of the date of this annual report. Credit ratings affect the cost and other terms upon which we are able to obtain funding. Credit rating agencies regularly evaluate us and their ratings of our long-term debt are based on a number of factors, including our financial strength. We cannot assure you that credit rating agencies will not downgrade our credit ratings any further, even absent new losses.

In light of our current credit ratings, negative shareholders’ equity and leverage ratio, our ability to obtain debt and equity financing has been materially weakened, which makes us more vulnerable to unexpected events or to the deterioration of the operating environment (such as a significant increase in operating expenses).

The airline industry is particularly sensitive to changes in economic conditions and continued negative economic conditions would likely continue to adversely affect us and our ability to obtain financing on acceptable terms.

Our operations and the airline industry in general are particularly sensitive to changes in economic conditions. Unfavorable economic conditions in Brazil, as demonstrated by a low or negative GDP growth since 2012, a constrained credit market and increased business operating costs have reduced spending on both leisure and business travel as well as cargo transportation. The slowdown in Brazilian economy and political instability has adversely affected industries with significant spending in travel, including government, oil and gas, mining and construction. In addition to decreases in load factors, reduced spending on business travel also affects the quality of demand, as we are able to sell less higher yield tickets, which negatively affected our results of operation in 2015, a trend that has continued in the first months of 2016.  Unfavorable economic conditions can also affect our ability to raise fares to counteract increased fuel, labor and other costs. Any of these factors may negatively affect us.

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

Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. The price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, which at times in 2007 and 2008 were at historically high levels, affects our fuel costs, which constitute a significant portion of our total operating expenses, accounting for 40.2% and 33.2% of our operating expenses for the years ended December 31, 2014 and 2015, respectively. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. In the event of an international or local fuel supply shortage, our fuel prices would likely increase. Although we enter into hedging arrangements to reduce our exposure to fuel price fluctuations and have historically passed on the majority of fuel price increases by adjusting our fare structure, the price and availability of fuel cannot be predicted with any degree of certainty. Our hedging activities and fares adjustments may not be sufficient to protect us fully from fuel price increases.

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

For example, in July 2014, ANAC published new rules governing the allocation of slots at the main Brazilian airports, which consider operational efficiency (on-time performance and regularity) as the main criteria for the allocation of slots. Under these rules on-time performance and regularity are assessed in two annual seasons, following the IATA summer and winter calendars, between April and September and between October and March.

The minimum on-time performance and regularity targets for each series of slots in a season are 80% and 90%, respectively, at Congonhas airport (São Paulo) and 75% and 80%, respectively, for all other main airports. Airlines will forfeit any series of slots that operate below the minimum criteria in a season. Forfeited slots are redistributed 50% to new entrants, which includes airlines that operate fewer than 5 slots in the relevant airport in the given weekday, and 50% to all airlines operating in the relevant airport based on their share of slots. For the first allocation period at Congonhas, from November 2014 to March 2015, new entrants includes all airlines with less than 12% of the slots.

In October 2014, ANAC distributed new slots at Congonhas airport, in light of increased runway capacity, exclusively to airlines with less than 12% of the slots. Azul and Avianca were awarded 26 and 17 slots, respectively.

With the new allocation of slots at Congonhas airport as a result of the October 2014 distribution and the 2015 on-time performance redistributions, we and LATAM each have 43% and 44%, respectively, of the slots in terms of takeoffs and landings at Congonhas airport, after having held 47% and 48%, respectively, before October 2014, while Avianca’s slots increased from 5% to 8% and Azul’s increased from 0% to 5%.

Another example, in January 2015 Brazil approved a law allowing the government to grant subsidies for flights departing from or arriving at regional airports. Regional airports include any airports with fewer than 600,000 passengers per year, increased to 800,000 passengers per year in the Amazon region. The subsidy is still subject to further regulation before it may be implemented and is limited to certain airport fees and transportation costs for the lesser of 60 passengers per flight or 50% of the seats in a given flight, except in the Amazon region where the only limit is up to 60 passengers.

These and other changes to the Brazilian civil aviation regulatory framework could increase our costs and change the competitive dynamics of our industry and may adversely affect our operations, see “−We operate in a highly competitive industry.

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

We have significant costs, relating primarily to leases for our aircraft and engines. As of December 31, 2015, we had commitments of R$58,886.5 million to purchase additional Boeing 737-800 Next Generation aircraft, based on aircraft list prices, although the actual price payable by us for the aircraft should be lower due to supplier discounts. We expect that we will incur additional fixed obligations and debt as we take delivery of the new aircraft and other equipment to implement our strategy.

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

We face intense competition on domestic routes in Brazil from existing scheduled airlines, charter airlines and potential new entrants in our market. Competition from other airlines has a relatively greater impact on us when compared to our competitors because we have a greater proportion of flights connecting Brazil’s busiest airports, where competition is more intense. In contrast, some of our competitors have a greater percentage of flights connecting less busy airports, where there is no or only reduced competition.

In addition to competition among scheduled airlines and charter operators, the Brazilian airline industry faces competition from ground transportation alternatives, such as interstate buses. We may also face competition from international airlines as they introduce and expand flights between Brazil, other South American and Caribbean destinations. In addition, the Brazilian government and regulators could give preference to new entrants when granting new and current slots in Brazilian airports, for example, as recently occurred with respect to the new slots in the Congonhas airport.

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

We may also be affected by other events that affect travel behavior, such as the potential of epidemics or acts of terrorism. These events are out of our control and may affect us even if occurring in markets where we do not operate and/or in connection with other airlines. For example, in the second quarter of 2009 an outbreak of the H1N1 virus had an adverse impact on global air travel and on our operations to and from Argentina. Any outbreak of a disease that affects travel behavior, such as the recent outbreak of the zika virus in Brazil and other Latin American countries, could have a material adverse impact on us and the worldwide airline industry. Outbreaks of disease could also result in quarantines of our personnel or an inability to access facilities or our aircraft, which could adversely affect our operations.

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

Our controlling shareholder has the power to, among other things, elect a majority of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations, dispositions, and the timing and payment of any future dividends, subject to minimum dividend payment requirements imposed under Law No. 6,404 of December 15, 1976, as amended, or the Brazilian corporation law. Although you are entitled to tag-along rights in connection with a change of control of our company and you will have specific protections in connection with transactions between our controlling shareholder and related parties, our controlling shareholder may have an interest in pursuing acquisitions, dispositions, financings or similar transactions that could conflict with your interests as a holder of the ADSs or our preferred shares. After the amendments to our by-laws on March 23, 2015, our controlling shareholder may continue to direct our business and affairs even after significantly reducing its ownership interest, which is currently equivalent to 61.3% of the economic interests in us. A difference in economic exposure may intensify conflicts of interests between our controlling shareholder and you. See “Item 9. The Offer and Listing–C. Markets–Corporate Governance Practices.”

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented 51.5% of the aggregate market capitalization of the BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias & Futuros (“BM&FBOVESPA”) as of December 31, 2015.

Furthermore, in recent years our market capitalization has decreased and as a result it has increased volatility in the trading price of our preferred shares and ADSs. Any further decreases in our market capitalization may further increase volatility. As a result of the decrease in the trading price of our ADSs and in order to comply with the continued listing standards of the NYSE, since February 26, 2016 our ADSs represent 10 preferred shares, as opposed to one preferred share per ADS prior to such date, which may further reduce the liquidity of our ADSs.

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

B.      Business Overview

We are one of the largest low-cost carriers in the world, according to the International Air Transport Association, or IATA, in terms of passengers transported in 2015, and the largest low-cost carrier in Latin America. We provide frequent service on routes connecting all of Brazil’s major cities and from Brazil to major cities in South America and selected tourist destinations in the Caribbean.

Since the beginning of our operations in 2001, our affordable, reliable and simple service, and our focus on markets that were either underserved or did not have a lower-fare alternative, have led to a strong awareness of our brand and a rapid increase in our market share. We were the first company to successfully introduce low-cost carrier industry practices and technologies in Latin America. We have a young and standardized operating fleet of 7.7 years Boeing 737-700/800s, or Boeing 737 aircraft and our convenient flight routes offer the highest number of daily departures among airlines in Latin America. We have also since 2001 offered our air cargo services, Gollog.

 Beginning in 2012, we increased our focus on business passengers (high value-added customers), diversifying our revenue base from leisure passengers. Our strategy is to increase our share in this market while at the same time consolidating our leadership in flight routes. We also intend to expand the Smiles loyalty program, one of the largest loyalty programs in Latin America with over 11 million members as of December 31, 2015, and a number of attractive ancillary businesses, such as our air cargo services, or Gollog. Passenger transportation revenues represented 87.8% and ancillary revenues represented 12.2% of our net revenue of R$9,778.0 million in 2015.

As of March 31, 2016, we offered approximately 860 daily flights to 65 frequent destinations connecting the most important cities in Brazil as well as key destinations in Argentina, Bolivia, Chile, Paraguay, Uruguay, and the Caribbean. We strategically focus on the Brazilian and South American markets.

Our Competitive Strengths

We Have a Leading Market Position Based on Slots at the Most Important Airports in Brazil. Since 2007, we have been the carrier with the most flights connecting the busiest airports in Brazil: Congonhas and Guarulhos (São Paulo), Santos Dumont and Galeão (Rio de Janeiro), Juscelino Kubitschek (Brasília), Confins (Belo Horizonte), Magalhães (Salvador), Salgado Filho (Porto Alegre), Gilberto Freyre (Recife) and Afonso Pena (Curitiba). Routes between these airports are among the most profitable routes in our markets, with strong yields achieved mostly from business travelers.

We Keep Our Operating Costs Low. Our operating expense per available seat kilometer (CASK), ex-fuel, for 2015 was R$13.38 cents. We believe that our CASK for 2015, adjusted for the average number of kilometers flown per flight, or adjusted by stage length, was one of the lowest among global peers, based upon our analysis of data collected from publicly available information. Our business model is based on innovation and best practices adopted to improve our operating efficiency, including:

•         Operation of a young and standardized fleet. At December 31, 2015, our operating fleet of 142 Boeing 737 aircraft was one of Latin America’s largest and youngest fleets, with an average age of 7.7 years. Advanced technology present or installed in our newer aircraft has reduced fuel consumption and helped improve our operating margins. We plan to keep our operating fleet of Boeing 737 aircraft, until the arrival of our newly ordered Boeing 737 Max-7/8 aircraft (the newest generation of our current aircraft), which we expect will be delivered beginning in 2018. A standardized fleet reduces inventory costs, as it requires fewer spare parts, and eliminates the need to train our pilots to operate different aircraft types. It also simplifies our maintenance and operations processes.

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

•         We have one of the largest e-commerce platforms in Brazil. Our effective use of technology helps to keep our costs low and our operations highly scalable and efficient. Our distribution channels are streamlined and convenient, allowing our customers to interact with us via the internet. In 2015, we booked 80.8% of our ticket sales through a combination of our website and application programming interface, or API, 3.7% through our call center and 15.5% through Global Distribution Systems, or GDS.

We Are Majority Shareholders of Smiles, an Operator of One of the Largest Loyalty Programs in Latin America. With the acquisition of VRG in April 2007, we also acquired the Smiles loyalty program, which is available to all our passengers and which we consider a strong relationship-building tool that represents a sustainable competitive advantage. The Smiles loyalty program has partnerships, including hotel chains, car rental companies, restaurants, insurance companies, publishers and schools and also forms the basis for partnerships with some of Brazil and South America’s largest banks and credit card companies. The Smiles loyalty program had over 11 million members at December 31, 2015. See “Smiles Loyalty Program.”

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

Our Strategies

Our strategy is based on four main strategic pillars: increase passenger revenue, expand ancillary revenues, further reduce costs and improve our financial resilience. In order to implement our strategies we intend to:

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

Improve Operating Efficiency. Reducing our operating expense per available seat kilometer (CASK) and adjusting capacity are key to improving our profitability. We aim to maintain our position as one of the lowest cost airlines in the world. We intend to adjust our strategy to focus on more profitable routes and to maintain the young and fuel-efficient fleet while maintaining high utilization rates. Our aircraft utilization rate was 11.3 block-hours per day in 2015, as compared to 11.5 block-hours per day in 2014 and to 11.2 block-hours per day in 2013.

We seek to reduce our CASK by utilizing our aircraft efficiently, concentrating on minimizing our turnaround times at airports and maintaining a high number of daily flights per aircraft. We will continue to utilize technological innovations wherever possible to reduce our distribution costs and improve our operating efficiency.

Maintain an Adequate Cash Position. We currently seek to maintain an adequate cash position and to lengthen the maturity profile of our financial liabilities, avoiding the concentration of significant debt maturities over the next two years.

Increased Focus on Business Travelers. We intend to maintain our high on-time performance, 93% and 95% in 2014 and 2015, respectively, and regularity, 93% and 91.9% in 2014 and 2015, respectively, both key elements in impacting business traveler airline choice. We offer higher-rate fares that allow flexibility to reschedule or cancel tickets with little advance notice and no additional costs, higher mileage multiplier in the Smiles loyalty program, and our new and exclusive Gol+ Gol+Conforto on São Paulo-Rio de Janeiro shuttle flights. Gol+ seats offer additional legroom and Gol+Conforto seats, which include additional legroom and recline, are located in first rows where the middle seat is not sold and are found in aircraft specifically configured for this specific route, with a higher share of business travelers. Between 2014 and 2015 the number of business travelers on our flights decreased by 7.2% and in 2015 we were the leader in tickets sold to business travelers in domestic flights.

Strengthen the Smiles Loyalty Program. We intend to further strengthen the Smiles loyalty program by increasing interaction with members and adding perceived value to its members through the following initiatives:

•         Separate entity. In 2013, we segregated the Smiles loyalty program activities into a distinct company, Smiles, with a management team fully dedicated to pursuing all business opportunities arising from the growth of this market in Brazil. In May 2013, Smiles concluded its R$1.1 billion initial public offering. Smiles had 94 full time employees as of December 31, 2015, compared to 91 as of December 31, 2014.

•         New Products. Since 2013, we have continuously launched products that are now within the Smiles loyalty program structure. In 2013, we launched (i) Clube Smiles, a benefits club, whereby, for a R$30.00 monthly fee, members receive 1,000 miles a month plus a one-year extension of their mileage expiration date as well as other benefits, such as early access to Smiles promotions; (ii) option to purchase and reactivate miles; and (iii) the option to transfer miles. In 2014, we launched (i) the loyalty partnership with Localiza, Brazil’s largest car rental company; (ii) a website specifically designed for mobile devices, the first in Brazil, which allows customers to redeem airline tickets; (iii) ticket reservations for three days, free of charge for Clube Smiles customers; and (iv) new frequent flyer program agreements with Aerolíneas Argentinas, Aeromexico, Etihad, TAP Airlines and Alitalia. In 2015, we launched (i) new Clube Smiles categories, which allow customers to earn up to 5,000 miles monthly; (ii) a partnership with Connexions Loyalty which allows customers to redeem miles for hotel stays in more than 140,000 locations worldwide; (iii) redemption of airport fees with miles, (iv) a redemption partnership with Royal Caribbean; and (v) frequent flyer agreements with Air Canada, Copa Airlines and Korean Air.

•         Partnerships. Existing and new partnerships with large international airlines, in the form of frequent flyer program arrangements, financial institutions, retail chain-stores, car rental and insurance companies, among others, are offered to Smiles loyalty program members with more opportunities to earn and redeem miles.

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

As of December 31, 2015, we had eleven codeshare agreements with: Delta, Air France-KLM, Aeromexico, Aerolíneas Argentinas, Etihad Airways, Qatar Airways, TAP, Alitalia, Korean Air, Copa Airlines, Air Canada and 77 interline agreements.

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

Recent Developments

We have in recent years faced a challenging scenario, which has negatively affected our results, liquidity and capital structure. This scenario included: slowdown of the Brazilian economy, sharp devaluation of the real, decrease in demand, industry overcapacity, operating cost increases, ratings decline and accumulative losses.

Repeated efforts over the last years to address certain effects of this scenario were not sufficient, so we embarked in the past year on a series of initiatives to comprehensively address our liquidity and capital structure concerns.

The initiatives in the second half of 2015 and first months of 2016 include:

•         Equity infusion. In September  2015, Volluto, our controlling shareholder, made an equity investment in us of R$283.9 million. Concurrently, Delta purchased additional capital stock for R$177.3 million;

•         Delta financing support. Working closely with Delta, in August 2015, we entered into an unsecured term loan of US$300 million, fully guaranteed by Delta. Being able to offer this guarantee allowed us to secure this financing on amounts and on terms that most likely would not have been available to us otherwise. Our obligation to reimburse Delta if its guarantee is called upon is secured by a pledge to Delta of our shares in Smiles;

•         Fleet reduction. In early 2016, we returned five aircraft under finance leases, two of them outright and the other three under sale and leaseback agreements, and sold our rights to three aircraft deliveries from Boeing in 2016, which originally would have replaced outgoing fleet  aircraft; and

•         Operating cost reductions. We implemented various operating cost-saving initiatives, including overhead reductions, introduction of part-time employees to offset reduced demand during low seasons and renegotiations with suppliers.

In the last several months we embarked on additional initiatives:

•         Advance ticket sales. On February 26, 2016 VRG entered into a miles and tickets purchase agreement with Smiles, totaling up to R$1.0 billion, providing for advance ticket sales to Smiles in various tranches through June 30, 2017. The first tranche, of R$376.0 million, was disbursed by Smiles in February 2016 and the remaining tranches are conditioned upon certain other additional cost-savings;

•         Route network changes. In March 2016, we changed our route network to focus on more profitable routes; we expect to reduce by year-end the number of take-offs and seats by 15% to 18% and the number of ASKs by 5% to 8%. As a result of this change, we suspended flights to eight destinations and expect to reduce our fleet by approximately 15% by year-end;

•         Supplier negotiations. We began discussions with key suppliers to reduce our costs and adjust to the new network and fleet profiles. For example, in the first quarter of 2016 we revised our delivery schedule with Boeing so that we will not receive any new aircraft until mid-2018; and

•     Capital structure improvements. We engaged PJT Partners to advise us in connection with measures to strengthen our capital structure and liquidity and to improve the profile of our debt. Additionally, PJT is advising us in connection with our U.S. dollar denominated unsecured bonds.

These initiatives are part of our new business plan. However, we cannot assure you that we will be successful in implementing any or all of the initiatives above or that these will be sufficient to address our current financial condition.

Airline Business

Routes and Schedules

Our operating model is a highly integrated, multiple-hub route network that is different from the point-to-point model used by other low-cost carriers worldwide. The high level of integration of flights at selected airports permits us to offer frequent, non-stop flights at low fares between Brazil’s most important economic centers and ample interconnections through our network linking city pairs through a combination of two or more flights with little connecting or stop-over time. Our network also allows us to increase our load factor on our strongest city pair routes by using the airports in those cities to connect our customers to their final destinations. This strategy increases our load factor by attracting customers traveling to secondary markets who prefer to pay lower fares even if this means making one or more stops before reaching their final destination. Our operating model allows us to build our flight routes to add destinations to cities that would not, individually, be economically viable to serve in the traditional point-to-point model, but that are feasible to serve when simply added as additional points on our multiple-stop route network. We do this by offering low-fare, off-peak, minimum stay or night (red-eye) flights to lower-traffic destinations, which can be the first or last stops on our routes, allowing us to increase our aircraft utilization and generate additional revenues. By offering international flights to destinations in South America and the Caribbean (using our current Boeing 737 aircraft), with stops integrated in our network, we create opportunities for incremental traffic, feeding our network and increasing our overall load factor and our competitive advantage and supporting our strategy of expanding our network and stimulating demand for our services. For further information see “Item 4. Information on the Company–B. Business Overview–Recent Developments.”

We have been adding more routes to Caribbean destinations, which we expect will give us additional growth opportunities in the Brazilian and international markets. In addition, we consider expanding to potential new destinations in Latin America in regions with medium density, represented by airports with a population of up to one million within a 200 km radius.

As of March 31, 2016, we offered over 860 daily flights to 65 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Chile, Paraguay, Uruguay and the Caribbean region.

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

•         high on-time performance rates on our flights;

•         online flight status service;

•         web-enabled cell phone ticket sales and check-in;

•         self-check-in at kiosks at designated airports;

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

•         More space between seats and greater comfort (GOL+ Comforto in the domestic flights and GOL Premium Class in the international flights); and

•         in-flight entertainment and wi-fi access (available from May 2016).

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

Ancillary Revenues and Gollog Cargo Transportation

Ancillary revenues include revenues from our Gollog services as well as baggage excess and ticket change fees. Buy on board and travel insurance fees are also becoming an increasingly important part of this revenue. Further development and growth of our Gollog services is a key part of our strategy to increase ancillary revenue and serves 3,192 cities in Brazil and more than 47 countries and 90 foreign destinations through international partnerships.

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

We make efficient use of extra capacity in our aircraft by carrying cargo, through Gollog. Gollog’s success is the result of the unique service we offer to the market: the Electronic Air Waybill that can be completed online. The Gollog system provides online access to air waybills and allows customers to track their shipment from any computer with Internet access. Our 65 destinations throughout Brazil, South America and the Caribbean provide access to multiple locations in each region. With our capacity of approximately 860 daily flights, operated by 142 Boeing 737-700/800 aircraft, in addition to a fleet of approximately 400 vehicles, we can guarantee quick and reliable delivery.

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

Aircraft Fleet

On December 31, 2015, we had an operational fleet of 142 aircraft, of which two were in redelivery process, and a total fleet of 144 aircraft.

The following table sets forth the composition of our fleet at the dates indicated:

	At December 31,
Operating Fleet	Seats	2013	2014	2015
B737-700 NG	144	36	35	36
B737-800 NG	177	17	9	5
B737-800 NG Short-Field Performance	177	88	97	103
Sub total		141	141	144(1)

Non-Operating Fleet
B737-300(2)	141	8	3	-
B767-300/200	218	1	0	-
Sub total		9	3	-
Total		150	144	144

______________

(1) Two aircraft are not operational as they are in the process of being returned under their respective leases.

(2) All B737-300 aircraft result from the acquisition of Webjet. See “—Non-operating Fleet” below.

As of December 31, 2015, of our total 144 aircraft: 98 were under operating leases and 46 were under finance leases.

As of December 31, 2015, our operating leases had an average remaining term of 71.8 months and original total terms of up to 142.8  months from the date of delivery of the relevant aircraft.

As of December 31, 2015, our finance leases had an average remaining term of 60.7 months and we had purchase options for 40 of our aircraft under finance leases.

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

In 2015, we received eight aircraft based on operating lease contracts. We returned five aircraft under operating leases and one aircraft under finance lease contracts.

Operating Fleet

The average age of our operating fleet of 144 Boeing 737-700/800 aircraft as of December 31, 2015, was 7.7 years. The average daily utilization rate of our operating fleet in 2015 was 11.3 block hours as compared to 11.5 block hours in 2014.

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

Non-operating Fleet

As of December 31, 2015, we had a non-operating fleet composed of two aircraft from our operating fleet were in redelivery process.

Fleet Plan

The following table sets forth our year-end projected operating fleet through 2020:

Projected Operating Fleet Plan	2016	2017	2018	2019	2020
B737-700/800 NG*	125	125	128	131	130

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

Our low-cost low-fare business model utilizes website ticket sales as its main distribution channel, especially in the local market. For the year ended December 31, 2015, 80.8% of our passenger revenue, whether directly from the customer or through travel agents, were booked online, making us a global leader in this area. In the same period, 3,7% of our passenger revenue were booked through call centers, airport sales counters, and our BWS and 15.5% of our total sales were made through the GDS.

Our customers can purchase tickets indirectly through travel agents, who are a widely-used travel service resource in Brazil and South America, Europe, North America and other regions. For the year ended December 31, 2015, travel agents provide us with approximately 11,000 distribution outlets throughout these regions.

GDS allows us access to a large number of tourism professionals who are able to sell our tickets to customers throughout the globe and enables us to enter into interline agreements with other airlines to offer more flights and connection options to our passengers and add incremental international passenger traffic, especially to our international network.

In December 2013, we reformulated our sales website in order to make online purchases easier and faster. Our customers can now filter searches by price, check flight status and register travel companions as favorites. Additionally, customers who purchase their flights online with fewer than 7 days before departure will have their check-in done automatically.

Partnerships and Alliances

General

Our strong market positioning enables us to successfully negotiate a number of arranged partnerships with supplementary major carriers worldwide, mostly in the form of codeshare agreements and interline agreements. Additional passenger inflows generated by these strategic partnerships help improve revenues at low incremental costs.

As of December 31, 2015, we had eleven codeshare agreements with: Delta, Air France-KLM, Aeromexico, Aerolíneas Argentinas, Alitalia, Etihad Airways, Qatar Airways, TAP, Korean Air, Copa Airlines, Air Canada and 77 interline agreements. In addition, we celebrated a frequent flyer program agreement with Aerolíneas Argentinas in 2014.

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

We, our controlling shareholder, Fundo de Investimentos em Participações Volluto (“Volluto”), and Delta in 2015 entered into the following transactions:

•         equity investments in Gol of approximately R$283.9 million and approximately R$177.3 million by Volluto and Delta, respectively (collectively, the “Equity Investment”),

•         an unsecured term loan of US$300 million borrowed by Gol LuxCo and guaranteed by Delta, and

•         an extension and expansion of Gol’s commercial cooperation arrangements with Delta.

The transactions above are intended to allow Gol and Delta to continue to benefit from their strategic partnership and to significantly enhance Gol’s financial position and liquidity.

Equity Investment

On September 4, 2015, Gol’s board of directors approved a capital increase in the amount of R$461.3 million, at a subscription price of R$7.20 reais per share.

Pursuant to an Investment Agreement entered into among Volluto, Gol and Delta with respect to the capital increase:

•         Volluto (1) invested R$283.9 and subscribed for approximately 62% of the new shares of Gol in the capital increase, and (2) assigned to Delta its preemptive rights to subscribe for any shares not subscribed for by other Gol shareholders in the capital increase.

•         Delta (1) exercised its preemptive rights to subscribe for approximately 2.9% of the new shares in the capital increase and (2) exercised the preemptive rights assigned to it by Volluto, for an aggregate investment of R$177.3 million.

All holders of Gol’s preferred shares, except for holders of preferred shares in the form of American Depositary Receipts, were entitled to exercise their preemptive rights to subscribe for a portion of the newly issued shares proportionate to their existing shareholdings, pursuant to our by-laws.

Term Loan Guaranteed by Delta

On August 31, 2015, Delta guaranteed a US$300 million Term Loan borrowed by Gol LuxCo from third party lenders. The Term Loan was made under a credit and guaranty agreement (the “Credit and Guaranty Agreement”) among Gol LuxCo, as borrower, Gol, the Lessee and the other guarantors thereunder (collectively, the “Term Loan Guarantors”) and the lenders party thereto (the “Third Party Lenders”).

Under the terms of the Credit and Guaranty Agreement, Gol LuxCo’s obligations thereunder are guaranteed by the Term Loan Guarantors. Pursuant to a separate guaranty agreement, Delta provided to the administrative agent under the Credit and Guaranty Agreement, and the lenders under the Credit and Guaranty Agreement, a backstop guarantee of Gol LuxCo’s and the Term Loan Guarantors’ respective obligations under the Credit and Guaranty Agreement (the “Delta Guaranty”). The reimbursement obligations to Delta in connection with the Delta Guaranty, which are guaranteed by Gol and VRG, are secured by a first priority security interest in favor of Delta in a portion of the shares of Smiles held by Gol.

The Term Loan bears interest at a rate of 6.50% per annum, payable semi-annually. The Term Loan matures at August 31, 2020 and is not secured by any property of Gol LuxCo or the Term Loan Guarantors.

Extension of Commercial Arrangements with Delta

Gol and Delta also agreed to extend the term of their existing strategic, long-term commercial cooperation agreements with exclusivity provisions designed to strengthen the cooperation and synergies between the two companies, and to extend their commercial arrangements relating to aircraft maintenance services.

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

Yield Management

Yield management involves the use of historical data and statistical forecasting models to produce knowledge about our markets and guidance on how to compete to maximize our operating revenue. Yield management forms the backbone of our revenue generation strategy and is strongly linked to our route and schedule planning and our sales and distribution methods. Our yield management practices enable us to react quickly in response to market changes. For example, our yield management systems are instrumental in helping us to identify the flight times and routes for which we offer promotions. By offering lower fares for seats that our yield management indicates would otherwise remain unsold, we capture additional revenue and also stimulate customer demand.

Maintenance

According to ANAC regulation, we are directly responsible for the execution and control of all maintenance services performed on our aircraft. The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks and any diagnostics and routine repairs. All of our line maintenance is performed by our own highly experienced technicians at our line maintenance service bases throughout Brazil and South America. We believe that our practice of performing daily preventative maintenance helps to maintain a high aircraft utilization rate and reduces maintenance costs. Heavy maintenance consists of more complex inspections and servicing of the aircraft that cannot be accomplished overnight. Heavy maintenance checks are performed following a pre-scheduled agenda of major overhauls defined by the aircraft’s manufacturer, based on the number of hours and flights flown by the aircraft. In addition, engine maintenance services are rendered in different MRO facilities. We do not believe that our high aircraft utilization rate will necessarily result in the need to make more frequent repairs to our aircraft, given the durability of the aircraft type in our fleet. Our aircraft are covered by warranties that have an average term of 48 months for products and parts and 12 years for structural components. The warranties on the aircraft we received in 2014 and 2015 under our firm purchase order with Boeing will start expiring in 2018 and 2019, respectively.

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

Fuel and Hedging

Our fuel costs totaled R$3,301.4 million in 2015, representing 33.2% of our operating costs and expenses for the year. In 2015, we purchased substantially all of our fuel from Petrobras Distribuidora, a retail subsidiary of Petrobras, principally under an into-plane contract under which the supplier supplies fuel and also fills our aircraft tanks. In addition to Petrobras, there are two other large fuel suppliers in Brazil. In 2015, fuel prices under our contracts were re-set every 30 days and were composed of a variable and a fixed component. The variable component is defined by the refinery and follows international crude oil price fluctuations and the real/U.S. dollar exchange rate. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract. We currently operate a tankering program under which we fill the fuel tanks of our aircraft in regions where fuel prices are lower. We also provide our pilots with training in fuel management techniques, such as carefully selecting flight altitudes to optimize fuel efficiency.

The following chart summarizes our fuel consumption and costs for the periods indicated:

	Year Ended December 31,
	2014	2015
Liters consumed (in thousands)	1,538,202	1,551,137
Total fuel cost (in millions)	R$3,842.3	R$3,301.4
Average price per liter	R$2.50	R$2.13
% change in price per liter	4.6%	(14.8)%
Percent of operating expenses	40.2%	33.2%

We continuously invest in initiatives to reduce fuel consumption. We started using Aircraft Communications Addressing and Reporting System, or ACARS, in 2010. ACARS is a system that permits real-time digital transmission, via satellite, of important flight data between aircraft and our bases, allowing routes and flight times to be automatically updated. We decided to increase ACARS coverage and create the CCD (Digital Communications Center) within the Operational Control area, which started operating in May 2011. We had installed ACARS in 135 aircraft by the end of 2015. The Center is responsible for monitoring aircraft in real time, as well as streamlining operations and managing various flight data. We also started using GPS Landing System in January 2010 and we fully implemented the system in all our fleet at the end of 2014. This system reduces fuel consumption during take-off and landing, increases precision and safety.

Fuel costs are extremely volatile, as they are subject to many global economic and geopolitical factors that we can neither control nor accurately predict. Because international prices for jet fuel are denominated in U.S. dollars, our fuel costs, though payable in reais, are subject not only to price fluctuations but also to exchange rate fluctuations. We maintain a fuel hedging program, based upon policies which define volume, price targets and instruments, under which we enter into fuel and currency hedging agreements with various counterparties providing for price protection in connection with the purchase of fuel. Our hedging positions cover short and long-term periods, and are adjusted weekly or more frequently as conditions require. Our hedging practices are executed by our internal risk management committee and overseen by the risk policies committee of our board of directors. The risk policies committee, which may be comprised of members of our board of directors, external consultants, and senior management, meets monthly or more often, if called, and its main responsibilities are to assess the effectiveness of our hedging policies, recommend amendments when and where appropriate and establish its views regarding fuel price trends. We use risk management instruments that have a high correlation with the underlying assets so as to reduce our exposure. We require that all of our risk management instruments be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. We also avoid concentration of credit and product risk. We have not otherwise entered into arrangements to guarantee our supply of fuel and we cannot provide assurance that our hedging program is sufficient to protect us against significant increases in the price of fuel. We also use non-derivative instruments as alternative hedge conferring an additional average protection through fixed price fuel transactions for future delivery negotiated with our main fuel supplier.

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

As of December 31, 2015, we had hedged 31.7% of our fuel exposure in the next three months, which was composed of non-derivative instruments. A total of 17.1% of the next six months and 8.5% for the year were hedged by non-derivative instruments.

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

The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the significant airlines in Brazil for each of the periods indicated:

Domestic Market Share— Scheduled Airlines	2011	2012	2013	2014	2015
Gol	37.4%	38.7%	35.4%	36.1%	35.9%
Webjet(1)	5.5%	-	-	-	-
LATAM(2)	41.1%	40.8%	39.9%	38.1%	36.7%
Azul(3)	8.6%	10.1%	17.0%	16.7%	17.0%
Trip(3)	3.2%	4.5%	-	-	-
Avianca	3.1%	5.4%	7.1%	8.4%	9.4%
Others	0.9%	0.7%	0.6%	0.7%	1.0%

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

In January 2015 Brazil approved a law allowing the government to grant subsidies for flights departing from or arriving at regional airports. Regional airports include any airports with fewer than 600,000 passengers per year, increased to 800,000 passengers per year in the Amazon region. The subsidy is still subject to further regulation before it may be implemented and is limited to certain airport fees and transportation costs for the lesser of 60 passengers per flight or 50% of the seats in a given flight, except in the Amazon region where the only limit is up to 60 passengers.

International

As we expand our international services in South America and the Caribbean, our pool of competitors will increase and we will face competition from Brazilian and South American airlines that are already established in the international market and that participate in strategic alliances and codeshare arrangements. In addition, non-Brazilian airlines may decide to enter or increase their schedules in the market for routes between Brazil and other South American and Caribbean destinations. Also, we resumed flights to Santiago, Chile, in July 2014.

In 2010, ANAC approved the deregulation of international airfares for flights departing from Brazil to the United States and Europe, gradually removing the prior minimum fares. In addition, in 2010, CONAC approved the continuity of bilateral agreements providing for open skies policies with other South American countries and a new open skies policy with the United States. The agreement with the United States was signed by the parties, however is necessary to be ratified by the Brazilian Congress, to be ready to operate. A similar agreement with Europe is still in its early stages. These new regulations should increase the number of passengers in South America and grow our market. To the extent that our presence and/or the presence of our partner, Delta, increase in the South American market, this will contribute to our business. On the other hand, to the extent competition increases in the expanded South American market and we and/or Delta loose significant market share, we may be adversely affected.

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

In April 2015, we executed an amendment to the shareholders’ agreement with General Atlantic, modifying the duration and conditions for its termination. One hypothesis of termination of the agreement was General Atlantic coming to hold an equity interest of less than 7.5%. This threshold has been modified to 2.5%, with the added specification that the agreement shall only be terminated 12 months after the date on which General Atlantic comes to hold an equity interest of less than 2.5%.

On May 26, 2015, G.A. announced that they had fully divested from Smiles and initiated the 12 months term for the termination of the shareholders’ agreement. From May 26, 2016, the shareholders’ agreement will no longer be valid.

Merger of G.A. Smiles Participações S.A. into Smiles

On December 31, 2013, G.A. Smiles Participações S.A., or G.A. Smiles, merged into Smiles. The equity interest previously held by G.A. Smiles on Smiles was transferred to G.A. Smiles’ sole shareholder, G.A. Brasil Fundo do Investimento em Participações.

Overview

Smiles is one of the largest coalition loyalty programs in Brazil, with over 11 million members as of December 31, 2015. Its business model is based on developing a pure coalition loyalty program consisting of a single platform for accumulating and redeeming miles through a broad network of commercial and financial partners.

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

Currently, Smiles loyalty program allows members to accumulate miles through: (1) flights with Gol and our international partners, (2) all the significant Brazilian commercial banks that issue credit cards, including through co-branded cards issued by Bradesco and Banco do Brasil, (3) a broad network of  retail partners, including Localiza, the largest car rental agency in Brazil, Accor Hotels (Le Club), a global hotel chain, among others, (4) direct purchases of miles by customers and (5) purchase of miles and benefits through Clube Smiles (or Smiles Club). We are Smiles’ primary redemption partner but members may also redeem miles for products and services from commercial partners.

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

To become eligible to earn miles, individuals enroll in the Smiles loyalty program through its website. Members have a single account for accumulating and redeeming miles, and are not currently required to transfer miles or pay additional redemption fees.

A Smiles loyalty program account permits members to accumulate miles by purchasing products or using services offered by its commercial partners. Members may redeem and convert their miles into travel or non-travel rewards. Our current policy is to cancel all miles in member accounts when they expire, which varies from three to five years, with promotional miles that can expire in shorter periods.

Miles Redemption

Travel rewards represented the majority of redemptions as of December 31, 2015. However, with the option of redeeming miles through Smiles Shopping, a platform through which redemption commercial partners offer a variety of reward products, we expect that the proportion of redemptions for products other than airline travel may increase.

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

  Airlines. We are Smiles’ most important commercial partner in terms of miles and rewards volumes. We purchase miles from Smiles to distribute to our passengers. Additionally, Smiles offers redemptions with our airline partners, which are currently Delta, Alitalia, Aerolineas Argentinas, Aeromexico, Air France-KLM, Etihad, Qatar Airways, TAP Airlines, Korean Air, Copa Airlines and Air Canada.
  Financial Institutions. Smiles has commercial partnership agreements with all significant Brazilian commercial banks, including  more than 80% of the largest Brazilian commercial banks in terms of total assets as of December 31, 2015, according to the Central Bank. Smiles sells miles to these commercial partners, which distribute them proportionately to credit card spending by cardholders who are Smiles loyalty program members. Smiles also sells miles for co-branded credit cards issued by Bradesco and Banco do Brasil.
  Travel Companies, Hotels and Car Rental Agencies. Currently, Smiles has partnership agreements with well-known domestic and international travel companies, hotels and car rental companies. These partners include Accor Hotels, Hilton HHonors Marriott International, Starwood Hotels and Resorts Worldwide Inc, Othon Hotels, Sheraton Hotels, Atlantica Hotels International (Brasil) Ltda, and Sauípe S.A. (a tourism complex in Brazil). This network allows Smiles loyalty program members to accumulate miles at a variety of locations worldwide and throughout the course of their trips.
  Brazilian Retailers and Distributors. Smiles has commercial agreements with important Brazilian retailers, including Polishop (a domestic electronics and merchandise retailer), the newspapers Jornal o Globo and Jornal Valor Econômico, Fastshop Electronics (a premium electronics retailer), Editora Abril S.A. (one of the largest Brazilian publishing companies), Ri Happy (a toy online retailer), Centauro (a sports clothing and equipment retail chain) and Magazine Luiza (the largest online retailer in Brazil).

Competition

Smiles faces the following types of competition in Brazil: (i) frequent flyer programs, (ii) the loyalty programs of financial institutions and similar entities and (iii) other loyalty programs in general. The first group includes Multiplus, the current market leader, and other players such as the Tudo Azul program and Avianca’s Programa Amigo. The second group includes a variety of large financial institutions and similar entities that have their own loyalty programs, such as the SuperBônus Program of Banco Santander (Brasil) S.A., the Bradesco Loyalty Card Program of Banco Bradesco S.A., the Sempre Presente Program of Banco Itaú Unibanco S.A., the American Express Membership Rewards Program and Livelo, a joint venture program between Banco do Brasil and Banco Bradesco. The majority of these programs allow members to transfer accumulated reward points to programs like the Smiles loyalty program. The third group of competitors includes companies such as Dotz and Netpoints, among others.

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

We pay Smiles a monthly fee for managing our frequent flyer program. This fee will be adjusted on each anniversary of the Operating Agreement in accordance with our gross monthly miles purchases. For 2014 and 2015, the management fee was 6.0% of gross miles sales. From 2016 on, this fee may range between 3.5% and 6.0%, depending on our gross miles purchases.

2012 Miles and Tickets Purchase Agreement

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

On December 30, 2015, we, along with Smiles and VRG, made adjustments in the prices of standard airline tickets and miles sold for VRG, representing an increase of 3.0% and 3.2%, respectively, based on the composition of the airline tickets issued in the preceding period.

2016 Miles and Tickets Purchase Agreement

On February 26, 2016, VRG entered into an advance air ticket sale agreement with Smiles, totaling up to R$1.0 billion in advance ticket sales.

This advance purchase will consist of various tranches through June 30, 2017. The first tranche was disbursed by Smiles in February 2016 in the amount of R$376.0 million.

The remaining tranches are conditioned upon certain measures to strengthen VRG’s liquidity, including the ones described below, but not limited to:

  The reduction in the number of landings and take-offs by at least 6%;
  The suspension of seven destinations operated on December 31, 2015;
  The return of five aircraft  under finance leases;
  The change in the delivery schedule of new aircraft  between 2016 and 2017 from 15 to one; and
  Certain Smiles’ minimum liquidity conditions.

The payments made by Smiles will be governed by the agreements already existing between VRG and Smiles, with certain changes. The advances by Smiles will be remunerated at a minimum rate of 132% of the CDI, which may be increased according to market conditions at each payment date. In addition, Smiles will benefit from some measures to strengthen its competitiveness.

We cannot ensure that we will be able to take all the measures to fulfill the conditions to the disbursements under this advance purchase, which, to some extent, depend on third parties. In addition, we cannot ensure the exact timing for the remaining tranches.

Back Office Services Agreement

On December 28, 2012, we entered into a back office services agreement with Smiles, or the Back Office Services Agreement, that contains the terms, conditions and levels of certain services to be provided to Smiles by us. These services will be provided in connection with certain back office activities including controllership, accounting, internal controls and auditing, finance, information technology, call center, human resources, inventory and legal matters. The amount recognized by Smiles as expenses in 2015 and 2014 totaled R$24.3 million and R$19.8 million, respectively.

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

Industry Overview

According to the International Air Transport Association, or IATA, Brazil is the fourth largest domestic aviation market in the world and, according to ANAC, there were 96 million domestic enplanements and 8 million international enplanements on Brazilian carriers in Brazil (which excludes international carriers) in 2015, out of a total population of over 204 million, according to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE. In contrast, according to the U.S. Department of Transportation, the United States had 700 million domestic enplanements and 105 million international enplanements in 2015, out of a total population of over 323 million, based on the latest United States census estimates.

The business travel segment is the largest component of Brazilian air transportation demand and the most profitable in the market. According to company data, business travel represented around 58% of the total demand for domestic air travel in 2015, which we believe is significantly higher than the business travel portion of domestic air travel in the global aviation sector. According to the latest data collected by ANAC, flights between Rio de Janeiro and São Paulo accounted for 4% of all domestic passengers in 2014. The ten busiest routes accounted for 61.7% of all domestic air passengers in 2014, while the ten busiest airports accounted for 69.1% in 2014

In light of economic growth, the consumer domestic market (A, B and C classes) has significantly increased in the last years. According to ANAC, there were 96 million passengers in 2015 in line with 2014. Due to increased passenger volume, in addition to the World Cup in 2014 and the upcoming Summer Olympic Games (2016) in Brazil, domestic airport infrastructure has required substantial improvements.

In 2009, CONAC proposed to the Brazilian government a change to the regulatory limit of foreign ownership in Brazilian airline companies from 20% to 49% or higher. In March 2016 the Brazilian government issued a Provisional Measure increasing this limit to 49%. Although the reduced limit is current valid, if the Provisional Measure is not converted into law by July 2016, the prior limit will be reinstated.

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

From 2011 to 2015, the compound annual growth rate in industry passenger traffic, in terms of domestic revenue passenger kilometers, was 3.75%, versus a compound annual growth rate in available industry domestic capacity, in terms of available seat kilometers, of 0.46%. Domestic industry load factor, calculated as revenue passenger kilometers divided by available seat kilometers, averaged 79.8% over the same period. In 2015, Brazil was the fourth largest market in domestic revenue passenger kilometers. The table below shows the figures of domestic industry passenger traffic and available capacity for the periods indicated:

	2011	2012	2013	2014	2015
	(in millions, except percentages)
Available Seat Kilometers	116,080	119,337	115,886	117,001	118,230
Available Seat Kilometers Growth	13.1%	2.8%	(2.9)%	0.9%	1.0%
Revenue Passenger Kilometers	81,452	87,047	88,226	93,367	94,381
Revenue Passenger Kilometers Growth	16.0%	6.9%	1.4%	5.8%	1.1%
Load Factor	70.2%	72.9%	76.1%	79.8%	79.8%

________________

Source: ANAC, Dados Comparativos Avançados.

The 2015 traffic figures reflect the industry’s current trend of controlling domestic supply through the main airlines, in response to the new cost level, as well as the sluggish growth of Brazil’s economy.

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

In 2010, ANAC approved the deregulation of international airfares for flights departing from Brazil to the United States and Europe, gradually removing the prior minimum fares. In addition, in 2010, CONAC approved the continuity of bilateral agreements providing for open skies policies with other South American countries and a new open skies policy with the United States. The agreement with the United States was signed by the parties, however is necessary to be ratified by the Brazilian Congress, to be ready to operate. A similar agreement with Europe is still in its early stages. These new regulations should increase the number of passengers in South America and grow our market. To the extent that our presence and/or the presence of our partner, Delta, increase in the South American market, this will contribute to our business. On the other hand, to the extent competition increases in the expanded South American market and we and/or Delta loose significant market share, we may be adversely affected.

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

In July 2014, ANAC published new rules governing the allocation of slots at the main Brazilian airports, which consider operational efficiency (on-time performance and regularity) as the main criteria for the allocation of slots. Under these rules on-time performance and regularity are assessed in two annual seasons, following the IATA summer and winter calendars, between April and September and between October and March.

The minimum on-time performance and regularity targets for each series of slots in a season are 80% and 90%, respectively, at Congonhas airport (São Paulo) and 75% and 80%, respectively, for all other main airports. Airlines will forfeit any series of slots that operate below the minimum criteria in a season. Forfeited slots are redistributed 50% to new entrants, which includes airlines that operate fewer than 5 slots in the relevant airport in the given weekday, and 50% to all airlines operating in the relevant airport based on their share of slots. For the first allocation period at Congonhas, from November 2014 to March 2015, new entrants includes all airlines with less than 12% of the slots.

In addition, in October 2014, ANAC distributed new slots at Congonhas airport, in light of increased runway capacity, exclusively to airlines with less than 12% of the slots. Azul and Avianca were awarded 26 and 14 slots, respectively. With this new allocation of slots, we have 43% and LATAM 44% of the slots in terms of takeoffs and landings at Congonhas airport, after having held 47% and 48%, respectively, before the capacity increase, while Avianca’s slots increased from 5% to 8% and Azul’s increased from 0% to 5%.

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

All of the 60 Brazilian airports managed by INFRAERO at the end of 2015 are scheduled to receive some infrastructure investments and upgrades within the next three years. In addition, under the regional aviation development program, 270 current or new regional airports may receive investments in the next few years. These airport upgrade plans do not require contributions or investments by the Brazilian airlines and are not expected to be accompanied by increases in landing fees or passenger taxes on air travel.

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

In August 2011, the Brazilian government privatized the Natal airport, which construction was completed in mid-2014. In February 2012, the Brazilian government privatized the Guarulhos, Brasília and Campinas international airports, which will be operated by the winners of the privatization auction for periods of 20 to 30 years. In November 2013, the Brazilian government privatized Galeão (Rio de Janeiro) and Confins (Belo Horizonte) airports.  Other airports are also expected to be privatized in this year, for example, in Fortaleza, Salvador, Florianópolis and Porto Alegre International Airports.

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

________________________

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

Restrictions on the Ownership of Shares Issued by Concessionaires of Air Transportation Services

According to the Brazilian Aeronautical Code, in order to be eligible for a concession for operation of regular services, the entity operating the concession must have at least 80% of its voting stock held directly or indirectly by Brazilian citizens and must have certain management positions entrusted to Brazilian citizens. In March 2016 the Brazilian government issued a Provisional Measure decreasing this limit to 51%. Although the reduced limit is current valid, if the Provisional Measure is not converted into law by July 2016, the prior limit will be reinstated.

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

In January 2015 Brazil approved a law allowing the government to grant subsidies for flights departing from or arriving at regional airports. Regional airports include any airports with fewer than 600,000 passengers per year, increased to 800,000 passengers per year in the Amazon region. The subsidy is still subject to further regulation before it may be implemented and is limited to certain airport fees and transportation costs for the lesser of 60 passengers per flight or 50% of the seats in a given flight, except in the Amazon region where the only limit is up to 60 passengers.

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

Aircraft Repossession

The Cape Town treaty is an international treaty intended to standardize transactions involving movable property. The treaty creates international standards for registration of ownership, security interests (liens), leases and conditional sales contracts and various legal remedies for default in financing agreements, including repossession and the effect of particular states’ bankruptcy laws. As of December 31, 2015, the convention had been ratified by more than 81 countries, including Brazil.

C.      Organizational Structure

We are a holding company that directly or indirectly own shares of seven subsidiaries: VRG; Webjet; Smiles; four offshore subsidiaries: Gol Finance Inc., or Gol Finance; GAC Inc., or GAC; Gol LuxCo S.A.; and Gol Dominicana Lineas Aereas Sas., or GOLD. VRG is our operating subsidiary, under which we conduct our air transportation business. Webjet was acquired in 2011 and we announced the winding up its activities at the end of 2012. We are the majority shareholder of Smiles, which conducts the Smiles loyalty program. Gol Finance, GAC and Gol LuxCo are off-shore companies established for the purpose of facilitating cross-border general and aircraft financing transactions. GOLD is a company incorporated in the Dominican Republic and is currently pre-operational.

D.      Property, Plant and Equipment

Our primary corporate offices are located in São Paulo. Our commercial, operations, technology, finance and administrative staff is based primarily at our headquarters. We have concessions to use other airport buildings and hangars throughout Brazil, including a part of a hangar at Congonhas airport where we perform aircraft maintenance. As of December 31, 2015, we had finance lease agreements for 46 Boeing 737s, 40 of which had a purchase option at the end of the contract term. We own a state-of-the-art Aircraft Maintenance Center in Confins, in the State of Minas Gerais. The certification of our aircraft maintenance center authorizes airframe maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s. We have three hangars at our Aircraft Maintenance Center, with a capacity to perform maintenance on six aircraft simultaneously and painting services on one additional aircraft. We also have room to build more hangars, if needed. We use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. See also “Item 4—Business Overview—Aircraft” and Note 14 to our consolidated financial statements included herein.

ITEM 4A.     Unresolved Staff Comments

None.

ITEM 5.       Operating and Financial Review and Prospects

You should read this discussion in conjunction with our consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

A.      Operating Results

Revenues

We derive our revenues primarily from transporting passengers on our aircraft. In 2015, 87.8% of our net revenues came from passenger transportation revenues, and the remaining 12.2% came from ancillary revenues, principally from our cargo business, which utilizes cargo space on our passenger flights. Nearly all of our revenue is denominated in reais. Passenger revenue, including the part of the revenue of the Smiles loyalty program which relates to the redemption of miles for GOL flight tickets, is recognized either when transportation is provided or when the unused ticket expires. Cargo revenue is recognized when transportation is provided. Other ancillary revenue consists primarily of ticket change fees, excess baggage charges and interest on installment sales. Passenger revenues are based upon our capacity, load factor and yield. Our capacity is measured in terms of available seat kilometers (ASK), which represents the number of seats we make available on our aircraft multiplied by the number of kilometers the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing revenue passenger kilometers by available seat kilometers. Yield is the average amount that one passenger pays to fly one kilometer.

The following table demonstrates our main operating performance indicators in 2013, 2014 and 2015:

	Year Ended December 31,
	2013	2014	2015
Operating Data:
Load-factor	69.9%	76.9%	77.2%
Break-even load-factor	67.8%	73.1%	78.1%
Aircraft utilization (block hours per day)	11.2	11.5	11.1
Yield per passenger kilometer (cents)	23.4	23.8	22.3
Passenger revenue per available seat kilometer (cents)	16.4	18.3	17.3
Operating revenue per available seat kilometer (cents)	18.0	20.3	19.7
Number of departures	316,466	317,594	315,902
Average number of operating aircraft	121	126	129

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

Our aircraft fuel expenses are higher than those of low-cost airlines in the United States and Europe because production, transportation and storage of fuel in Brazil depends on expensive and underdeveloped infrastructure, especially in the north and northeast regions of the country. In addition, taxes on jet fuel are high and are passed along to us. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. The price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, varies significantly. The price per barrel was US$98.83, US$91.82 and US$98.42 at year-end of 2011, 2012 and 2013, respectively. In the second half of 2014, fuel prices dropped significantly due to a slowdown in demand and global economic growth, particularly in China, coupled with an increase in supply and production, principally in the United States. The price per barrel at December 31, 2015 was US$48.8 and at April 26, 2016 was US$35.2 Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also linked to fluctuations in the exchange rate of the real versus the U.S. dollar. In 2015, fuel costs represented 33.2% of our total operating costs and expenses, as compared to 40.2% in 2014. We currently enter into short-term arrangements to partially hedge against increases in oil prices and foreign exchange fluctuations.

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

Our maintenance, material and repair expenses consist of light (line) and scheduled heavy (structural) maintenance of our aircraft. Line maintenance and repair expenses are charged to operating expenses as incurred. Structural maintenance for aircraft leased under finance leases is capitalized and amortized over the life of the maintenance cycle. Since the average age of our operating fleet was 7.7 years for 144 operating Boeing 737-700/800 aircraft at December 31, 2015, and most of the parts on our aircraft are under multi-year warranties, our aircraft have required a low level of maintenance and therefore we have incurred low maintenance expenses. Our aircraft are covered by warranties that have an average term of 48 months for products and parts and 12 years for structural components. The warranties on the aircraft we received in 2015 under our firm purchase order with Boeing will start expiring in 2019. Thus, with regard to the accounting for aircraft maintenance and repair costs, our current and past results of operations may not be indicative of future results. Our Aircraft Maintenance Center in Confins, in the State of Minas Gerais, is certificated for the maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s. We currently use this facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We believe that we have an advantage compared to industry peers in maintenance, materials and repairs expenses due to our in-house maintenance. We believe that this advantage will continue in the foreseeable future.

Our sales and marketing expenses include commissions paid to travel agents, fees paid for our own and third-party reservation systems and agents, fees paid to credit card companies and advertising. Our distribution costs are lower than those of other airlines in Brazil on a per available seat kilometer (ASK) basis because a higher proportion of our customers purchase tickets from us directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. We generated 80.7% of our consolidated sales through our website and API systems in 2015 and 83.1% in 2014, including internet sales through travel agents. For these reasons, we believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will continue in the foreseeable future.

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

Operating Segments

We have two operating segments:

•                     flight transportation; and

•                     Smiles loyalty program.

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

See “–Results of Operations– Segment Results of Operations” for more information on our operating segments.

Brazilian Economic Environment

As most of our operations are domestic, we are affected by Brazilian general economic conditions. While our growth since 2001 has been primarily driven by our expansion into new markets and increased flight frequencies, we have also been affected by macroeconomic conditions in Brazil. We believe the rate of growth in Brazil is important in determining our future growth capacity and our results of operations. Our revenue passenger kilometer in the domestic market increased by 0.5% in 2015 against an increase of 8.0% in 2014. This increase was primarily due to a higher load factor in 2015 as compared to 2014, even in light of a domestic capacity stable in the same period in response to Brazil’s economic slowdown starting in 2012 and to a new industry-wide cost environment in place since 2011, caused by new exchange rate levels much higher than those of previous periods and additional airport fees. Compared to 2014, our passenger revenue per available seat kilometer (PRASK) decreased by 5.6%, due to a combination of lower yields in 5.9% and a 0.3 percentage point increase in load factor.

We are materially affected by currency fluctuations. The vast majority of our revenues are denominated in reais while a significant part of our operating expenses are either payable in or affected by the U.S. dollar, such as our aircraft operating lease payments, related maintenance reserves and deposits, and jet fuel expenses. In 2015, 50.3% of our operating expenses (including aircraft fuel) were denominated in, or linked to, U.S. dollars and therefore varied with the real/U.S. dollar exchange rate within the year. We believe that our foreign exchange and fuel hedging programs partially protect us against short-term swings in the real/U.S. dollar exchange rate and jet fuel prices. See “Item 3. Risk Factors— Risks Relating to Us and the Brazilian Airline Industry.”

Inflation has also affected us and will likely continue to do so. In 2015, 49.3% of our operating expenses (excluding aircraft fuel, operating leases and maintenance) were denominated in reais, and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation.

The following table shows data for real GDP growth (contraction), inflation, interest rates, the U.S. dollar exchange rate and crude oil prices for and as of the periods indicated.

	December 31,
	2013	2014	2015
Real growth (contraction) in gross domestic product	2.3%	0.1%	(3.8)%
Inflation (IGP-M)(1)	5.5%	3.7%	10.5%
Inflation (IPCA)(2)	5.9%	6.4%	10.7%
CDI rate(3)	9.8%	11.6%	14.1%
LIBOR rate(4)	0.3%	0.3%	0.6%
Depreciation of the real vs. U.S. dollar	10.5%	9.1%	41.6%
Period-end exchange rate—US$1.00	R$2.343	R$ 2.656	R$ 3.905
Average exchange rate—US$1.00(5)	R$2.161	R$ 2.353	R$ 3.338
Period-end West Texas intermediate crude (per barrel)	US$98.42	US$53.27	US$37.04
Period-end Increase (decrease) in West Texas intermediate crude (per barrel)	7.2%	(45.9)%	(30.5)%
Average period West Texas Intermediate crude (per barrel)	US$97.97	US$93.04	US$48.80
Average period increase (decrease) in West Texas Intermediate crude (per barrel)	3.9%	(4.7)%	(44.0)%

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

We evaluate annually whether there is any indicator that our property, plant and equipment may be impaired. Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset(s), a significant change in the long-lived asset(s) physical condition and operating or cash flow losses associated with the use of our long-lived asset(s). As of December 31, 2015 and 2014, we have recorded an impairment on property, plant and equipment assets of R$28.9 million and R$33.4 million, respectively, mainly related to replacement and spare parts. In 2015, we evaluated the impairment of our aircraft and no impairment or write-off was required to be recorded.

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

Goodwill and Intangible Assets. We have allocated goodwill and intangible assets with indefinite lives acquired through business combinations, for the purposes of impairment testing, to the cash-generating units, the operating subsidiaries VRG and Smiles, since segregation of their operations. Goodwill is tested for impairment annually by comparing the carrying amount to the recoverable amount of the cash-generating unit, that has been measured on the basis of its value-in-use, by applying cash flow projections in the functional currency based on our approved business plan covering a five-year period followed by the long-term growth rate of 3.5%. The pre-tax discount rate applied to the cash flow projections was 17.21 % for the VRG’s cash-generating unit and 19.84% for the Smiles’ cash-generating unit, at December 31, 2015. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in our impairment evaluations are consistent with internal projections and operating plans. Airport operating rights acquired as part of the acquisition of VRG and Webjet were capitalized at fair value at that date and are not amortized. Those rights are considered to have an indefinite useful life due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The carrying values of the airport operating rights are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. Costs related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis. The carrying value of these intangibles is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. We assess at each balance sheet date whether intangibles with indefinite useful lives are impaired using discounted cash flow analyses, which considers the creditworthiness of the issuer of the security. In 2015, no impairment or write-off was recognized for intangible assets. We believe none of our cash-generating units was at risk of having its value in use being less than its carrying value at the date of your most recent impairment analysis.

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

In addition, certain of our lease agreements do not require maintenance deposits; instead letters of credit are issued on behalf of the lessor, which can be claimed if the aircraft maintenance does not occur as established in the review schedule. As of December 31, 2015, no letters of credit had been executed.

Our initial estimates of the maintenance expenses regarding the leases are equal to or in excess of the amounts required to be deposited. This demonstrates it is probable the amounts will be utilized for the maintenance for which they are to be deposited and the likelihood of an impairment of the balance is remote. There has been no impairment of our maintenance deposits.

A summary of activity in the Aircraft and Engine Maintenance Deposits is as follows:

	2014	2015
	(in millions of reais)
Beginning of year	412.5	343.7
Amounts paid in	100.9	37.2
Reimbursement of expense incurred	(219.6)	(252.1)
Exchange variation	49.9	132.3
End of year	343.7	261.1

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

As of December 31, 2015, we had R$4.2 billion of tax loss carryforwards and negative basis of social contribution mainly as a result of the acquisition of VRG in 2007 and Webjet in 2011 and accumulated losses. Under Brazilian tax laws we may only use our tax loss carryforwards to offset taxes payable up to 30% of the taxable income for each year. Thus, despite having a balance of tax loss carryforwards, we will have to pay income taxes on any taxable income in excess of this 30% compensation limit.

In 2015, as a result of an increase in our net losses, fluctuations of the U.S. dollar exchange rate, and the instability of the political and economic environment in Brazil, we reassessed the recognition of tax credits on net operating losses carryforward and other temporary differences, and Gol  and VRG wrote-off R$52.7 million and R$385.6 million, respectively, of deferred tax assets from net operating losses carryforward and VRG also limited the recognition of tax credits on other temporary differences based on the expected realization of the deferred tax liabilities. Accordingly, Gol and VRG have not recognized the net amount of R$52.7 million and R$732.4 million of deferred tax assets, respectively, and Webjet has not recognized tax credits of R$296.0 million.

Results of Operations

Consolidated Results of Operations

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Demand in the Brazilian airline market, as measured in revenue passenger kilometers (RPK), increased by 1.1% in 2015 as compared to 2014, while capacity in Brazil, as measured by available seat kilometers (ASK), increased by 1.0% in the same period. These figures reflect the capacity rationalization that have been in place in the Brazilian market since 2013.

During the course of 2014 and 2015, we concentrated on tailoring our operations to the current economic environment, becoming a more efficient airline by maintaining domestic capacity and focusing on established, profitable routes. In 2015, as compared to 2014, our passenger revenue per available seat kilometer (PRASK) decreased by 5.6%, reflecting a more challenging demand environment.

In 2015, our total available seat kilometers (ASK) decreased by 0.5% while our total revenue passenger kilometers (RPK) increased by 0.9%, when compared to 2014, reflecting our capacity management flexibility, which allowed us to adjust our capacity in line with market seasonality.

In 2015, our domestic seat supply remained stable, increasing 0.2% as compared to 2014, while domestic demand increased by 0.5%, leading to a load factor of 77.2%, 0.3 percentage points higher than in 2014. Also in 2015, our international market demand and capacity increased by 3.6% and 2.7%, respectively, as compared to 2014, as a result of several new flights and routes established during 2014, however in the last months of 2015 we suspended several destinations, such as Caracas (Venezuela), Miami and Orlando (U.S.) and Aruba (Caribbean), due to a more competitive landscape and a devaluation of the real against the US dollar, which impacted tourism from Brazil to these destinations.

The table below presents certain data from our results of operations for the periods indicated:

	Year Ended December 31,
	2014	2015
	(in millions of reais)
Operating revenue
Passenger	9,045.8	8,583.4
Cargo and other	1,020.4	1,194.6
Total operating revenue	10,066.2	9,778.0
Operating expenses
Salaries	(1,374.1)	(1,580.5)
Aircraft fuel	(3,842.3)	(3,301.4)
Aircraft rent	(844.6)	(1,100.1)
Sales and marketing	(667.4)	(617.4)
Landing fees	(613.2)	(681.4)
Aircraft, traffic and mileage servicing	(747.4)	(1,019.8)
Maintenance, materials and repairs	(511.0)	(603.9)
Depreciation and amortization	(463.3)	(419.7)
Other operating expenses	(495.5)	(633.6)
Total operating expenses	(9,558.8)	(9,957.8)
Equity results	(2.5)	(3.9)
Income (loss) before financial expense, net and income taxes	504.9	(183.8)
Financial expense, net	(1,457.6)	(3,263.3)
Loss before income taxes	(952.7)	(3,447.1)
Income taxes	(164.6)	(844.1)
Net loss	(1,117.3)	(4,291.2)

Operating Revenue

Operating revenue decreased by 2.9%, from R$10,066.2 million in 2014 to R$9,778.0 million in 2015. On a unit basis, revenue per available seat kilometer (RASK) decreased by 3.3%, from R$20.3 cents in 2014 to R$19.7 cents in 2015. This was primarily due to a combination of lower yields in 5.9% and a 0.3 percentage point increase in load factor.

	Year Ended December 31,
	2014	2015	Change %
	(in millions of reais, except percentages)
Operating revenue	10,066.2	9,778.0	(2.9)%
Passenger	9,045.8	8,583.4	(5.1)%
Cargo and other	1,020.4	1,194.6	17.1%

Passenger operating revenue decreased by 5.1%, from R$9,045.8 million in 2014 to R$8,583.4 million in 2015. This variation was primarily due to the reduced economic activity and consequent lower volume of passengers as well as a 5.9% decrease in yield, mainly due to softer demand from business travelers.

Cargo and other revenue (flight booking, excess baggage, on board sales, etc.), or ancillary revenue, which accounted for 12.2% of our operating revenue in 2015, increased by 17.1%, from R$1,020.4 million in 2014 to R$1,194.6 million in 2015. This increase was primarily due to revenues generated by the “GOL+ Conforto” product in the domestic market and was also a reflection of our increased focus on cargo services.

Operating Expenses

 Operating expenses increased by 4.2%, from R$9,558.8 million in 2014 to R$9,957.8 million in 2015, as discussed below.

The following table sets forth our total operating expenses for the periods indicated:

	Year Ended December 31,
	2014	2015	Change %
	(in millions of reais, except percentages)
Salaries	(1,374.1)	(1,580.5)	15.0%
Aircraft fuel	(3,842.3)	(3,301.4)	(14.1)%
Aircraft rent	(844.6)	(1,100.1)	30.3%
Sales and marketing	(667.4)	(617.4)	(7.5)%
Landing fees	(613.2)	(681.4)	11.1%
Aircraft, traffic and mileage servicing	(747.4)	(1,019.8)	36.4%
Maintenance, materials and repairs	(511.0)	(603.9)	18.2%
Depreciation and amortization	(463.3)	(419.7)	(9.4)%
Other operating expenses	(495.5)	(633.6)	27.9%
Total operating expenses	(9,558.8)	(9,957.8)	4.2%

On a per unit basis, our operating expense per available seat kilometer (CASK) increased by 3.7%, from R$19.31 cents in 2014 to R$20.02 cents in 2015, mainly due the increase in expenses as discussed below.

The following table sets forth certain of our CASK components as a percentage of total operating expenses for the periods indicated:

	Year Ended December 31,
Operating Expenses per Available Seat Kilometer Breakdown	2014	2015	Change %
Fuel	40.2%	33.2%	(17.5)%
Salaries	14.4%	15.9%	10.4%
Rent	8.8%	11.0%	25.0%
Maintenance	5.3%	6.1%	13.4%
Other	31.3%	27.9%	22.7%

The following table sets forth certain of our CASK components for the periods indicated:

	Year Ended December 31,
Operating Expenses per Available Seat Kilometer	2014	2015	Change %
	(in cents of reais, except percentages)
Salaries	(2.78)	(3.18)	14.5%
Aircraft fuel	(7.76)	(6.64)	(14.5)%
Aircraft rent	(1.71)	(2.21)	29.6%
Sales and marketing	(1.35)	(1.24)	(7.9)%
Landing fees	(1.24)	(1.37)	10.6%
Aircraft, traffic and mileage servicing	(1.51)	(2.05)	35.8%
Maintenance, materials and repairs	(1.03)	(1.21)	17.6%
Depreciation and amortization	(0.94)	(0.84)	(9.8)%
Other operating expenses	(1.00)	(1.27)	27.3%
Operating expenses per available seat kilometer (CASK)	(19.31)	(16.84)	1.9%
CASK excluding fuel expenses	(11.55)	(10.20)	16.3%

Aircraft fuel expenses decreased by 14.1%, from R$3,842.3 million in 2014 to R$3,301.4 million in 2015, largely due to the 44.0% decrease in international fuel prices, partially offset by the 41.6% depreciation of the real against the U.S. dollar. In per available seat kilometer terms, aircraft fuel decreased by 14.5%, due to the reasons discussed above in light of our stable total supply of available seat kilometer, which increased by 0.5%.

Salaries increased by 15.0%, from R$1,374.1 million in 2014 to R$1,580.5 million in 2015, mainly due to customary annual pay raises and benefits paid to the employees. In per available seat kilometer terms, salaries increased by 14.5%, due to the reasons discussed above in light of our stable total supply of available seat kilometer, which increased by 0.5%.

Aircraft rent increased by 30.3%, from R$844.6 million in 2014 to R$1,100.1 million in 2015, due to the 41.6% average period depreciation of the real. However, this was partially offset by renegotiations of lease contracts that took place at the end of 2014. In per available seat kilometer terms, aircraft rent increased by 29.6%, due to the reasons discussed above in light of our stable total supply of available seat kilometer, which increased by 0.5%.

Sales and marketing expenses decreased by 7.5%, from R$667.4 million to R$617.4 million in 2015, mainly due to the reduction in losses from our direct sales channel, which was partially offset by the increase in advertising and marketing expenses. In per available seat kilometer terms, sales and marketing expenses decreased by 7.9%, due to the reasons discussed above in light of our stable total supply of available seat kilometer, which increased by 0.5%.

Landing fees increased by 11.1%, from R$613.2 million in 2014 to R$681.4 million in 2015. This increase was largely due to the new calculation methodology for Infraero airport fees. In per available seat kilometer terms, landing fees expenses increased by 10.6%, due to the reasons discussed above in light of our stable total supply of available seat kilometer, which increased by 0.5%.

Aircraft, traffic and mileage servicing expenses increased by 36.4%, from R$747.4 million in 2014 to R$1,019.8 million in 2015, mainly due to (i) an increase in IT services in the domestic and international bases, (ii) the implementation of a government mandated risk premium for employees from third party companies providing handling services, (iii) purchase costs of Smiles products and (iv) an increase in the number of tickets purchased through peer airlines that will be reversed in future revenue. In per available seat kilometer terms, aircraft, traffic and mileage servicing expenses increased by 35.8%, due to the reasons discussed above in light of our stable total supply of available seat kilometer, which increased by 0.5%.

Maintenance, materials and repairs increased by 18.2%, from R$511.0 million in 2014 to R$603.9 million in 2015, due to the 41.6% depreciation of the real against the U.S. dollar. This increase was partially offset by the lower number of engines in maintenance. In per available seat kilometer terms, maintenance, materials and repairs increased by 17.6%, due to the reasons discussed above in light of our stable total supply of available seat kilometer, which increased by 0.5%.

Depreciation and amortization expenses decreased by 9.4%, from R$463.3 million in 2014 to R$419.7 million in 2015, mainly due to (i) the lower number of engines maintenance capitalized in the period, in line with our maintenance schedule and (ii) the expiration of the depreciation period of certain existing engines throughout 2015 without the need for a new maintenance cycle yet. In per available seat kilometer terms, depreciation and amortization decreased by 9.8%, due to the reasons discussed above in light of our stable total supply of available seat kilometer, which increased by 0.5%.

Other operating expense (mainly crew travel and accommodation expenses, direct passenger expenses, equipment leasing and general and administrative expenses) increased by 27.9%, from R$495.5 million in 2014 to R$633.6 million in 2015. This increase was mainly due to reduced revenues from sale leaseback operations; and, to a lesser extent, to (i) higher expenses with travel and accommodation (ii) increased expenses with on-board service. In per available seat kilometer terms, other operating expense increased by 27.3%, due to the reasons discussed above in light of our stable total supply of available seat kilometer, which increased by 0.5%.

Financial expense, net

Our net financial expense increased by 123.9%, from R$1,457.6 million in 2014 to R$3,263.3 million in 2015, primarily as a result of losses from (i) the net exchange rate variation of R$2,267.0 million in 2015 due to the devaluation of the real against the U.S. dollar, (ii) higher interest rates in the local debt due to the increase of 2.57 p.p. in the interest rate (DI), which is the reference rate for most of our indebtedness denominated in reais and (iii) 41.6% devaluation of the real against the US dollar, which impacted our liabilities and expenses denominated in US dollar.

	Year Ended December 31,
	2014	2015	Change %
	(in millions of reais)
Interest on short and long-term debt	(592.4)	(885.6)	49.5%
Exchange rate variation, net	(436.2)	(2,267.0)	419.7%
Derivative net results	(459.2)	50.2	N/A
Income from short-term investments	148.6	178.1	(19.9)%
Other financial expenses	(118.4)	(338.7)	186.1%
Financial expense, net	(1,457.6)	(3,263.3)	123.9%

Interest on short and long-term debt increased by 49.5% from 2014 to 2015 principally due to the depreciation of the real against the U.S. dollar and, to a lesser extent, an increase in the interest rate on our indebtedness denominated in reais.

Exchange rate variation, net expenses had an increase of 419.7% mainly due to an increase in our net liabilities denominated in U.S. dollars and to the 47.0% depreciation of the real against of the U.S. dollar. In addition to this variation, we also recorded a foreign exchange loss of R$469.6 million in the cash held in Venezuela.

In 2015, we recognized a derivative gain of R$50.2 million compared to loss of R$459.2 million in 2014, as a result of a R$102.7 million gain in foreign exchange hedge transactions due to the depreciation of the real, which was partially offset by (i) R$30.0 million losses in fuel hedge transactions and (ii) R$22.5 million losses in interest rate swap transactions.

Income from short-term investments decreased by 19.9% from 2014 to 2015. The variation is explained by our strategy to keep a portion of our cash in U.S. dollars, in order to mitigate the impact of exchange rate variations on our financial liabilities and create a natural hedge for the expenses in foreign currency.

Other financial expenses increased by 186.1%, from R$118.4 million in 2014 to R$338.7 million in 2015, mainly due to the increase in bank fees occurred by new funding, Term Loan and Debentures VI issuances.

Income Taxes

Income taxes expenses increased from R$164.6 million in 2014 to R$844.1 million in 2015, mainly impacted by the write-off of deferred tax credits from net operating losses carryforward during 2015.

Net Loss

As a result of the foregoing, we had a net loss of R$4,291.2 million in 2015 as compared to a net loss of R$1,117.3 million in 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

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

In 2014, our ASK decreased by 0.3% while our RPK increased by 9.8%, when compared to 2013, reflecting our capacity management flexibility, which allowed us to adjust our capacity in line with market seasonality.

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

The table below presents certain data from our results of operations for the periods indicated:

	Year Ended December 31,
	2013	2014
	(in millions of reais)
Operating revenues
Passenger	8,122.2	9,045.8
Cargo and other	834.1	1,020.4
Total operating revenue	8,956.3	10,066.2
Operating expenses
Salaries	(1,333.5)	(1,374.1)
Aircraft fuel	(3,610.8)	(3,842.3)
Aircraft rent	(699.2)	(844.6)
Sales and marketing	(516.1)	(667.4)
Landing fees	(566.5)	(613.2)
Aircraft, traffic and mileage servicing	(599.5)	(747.4)
Maintenance, materials and repairs	(460.8)	(511.0)
Depreciation and amortization	(561.0)	(463.3)
Other operating expenses	(342.9)	(495.5)
Total operating expenses	(8,690.3)	(9,558.8)
Equity results	-	(2.5)
Income before financial expense, net and income taxes	266.0	504.9
Financial expense, net	(919.2)	(1,457.6)
Loss before income taxes	(653.2)	(952.7)
Income taxes	(71.4)	(164.6)
Net loss	(724.6)	(1,117.3)

Operating Revenue

Operating revenue increased by 12.4%, from R$8,956.3 million in 2013 to R$10,066.2 million in 2014. On a unit basis, revenue per available seat kilometer (RASK) increased by 12.7%, from R$18.0 cents in 2013 to R$20.3 cents in 2014. This was primarily due to the higher load factor levels in light of increased market demand even in light of our stable total supply.

	Year Ended December 31,
	2013	2014	Change %
	(in millions of reais, except percentages)
Operating revenue	8,956.3	10,066.2	12.4%
Passenger	8,122.2	9,045.8	11.4%
Cargo and other	834.1	1,020.4	22.3%

Passenger operating revenue increased by 11.4%, from R$8,122.2 million in 2013 to R$9,045.8 million in 2014. This variation was primarily due to the increase in load factor, as described above. Passenger revenue per ASK increased by 11.7% year-over-year.

Cargo and other revenue, which accounted for 10.1% of our operating revenue in 2014, increased by 22.3%, from R$834.1 million in 2013 to R$1,020.4 million in 2014. This increase was primarily due to revenues generated by the “GOL+ Conforto” product in the domestic market and also a reflection of increased focus on the cargo services.

Operating Expenses

Operating expenses increased by 10.0%, from R$8,690.3 million in 2013 to R$9,558.8 million in 2014, as discussed below.

The following table sets forth our total operating expenses for the periods indicated:

	Year Ended December 31,
	2013	2014	Change %
	(in millions of reais, except percentages)
Salaries	(1,333.5)	(1,374.1)	3.0%
Aircraft fuel	(3,610.8)	(3,842.3)	6.4%
Aircraft rent	(699.2)	(844.6)	20.8%
Sales and marketing	(516.1)	(667.4)	29.3%
Landing fees	(566.5)	(613.2)	8.2%
Aircraft, traffic and mileage servicing	(599.5)	(747.4)	24.7%
Maintenance, materials and repairs	(460.8)	(511.0)	10.9%
Depreciation and amortization	(561.0)	(463.3)	(17.4)%
Other operating expenses	(342.9)	(495.5)	44.5%

Total operating expenses	(8,690.3)	(9,558.8)	10.0%

On a per unit basis, our operating expense per available seat kilometer (CASK), likewise, increased by 10.3%, from R$17.51 cents in 2013 to R$19.31 cents in 2014, mainly due to a 0.3% reduction in the supply and the increase in expenses as discussed below.

The following table sets forth certain of our CASK components as a percentage of total operating expenses for the periods indicated:

	Year Ended December 31,
Operating Expenses per Available Seat Kilometer Breakdown	2013	2014	Change %
Fuel	41.6%	40.2%	(3.4)%
Salaries	15.3%	14.4%	(5.9)%
Rent	8.0%	8.8%	10.0%
Maintenance	5.3%	5.3%	0.0%
Other	29.8%	31.3%	5.0%

The following table sets forth certain of our CASK components for the periods indicated:

	Year Ended December 31,
Operating Expenses per Available Seat Kilometer	2013	2014	Change %
	(in cents of reais, except percentages)
Salaries	(2.69)	(2.78)	3.3%
Aircraft fuel	(7.28)	(7.76)	6.7%
Aircraft rent	(1.41)	(1.71)	21.1%
Sales and marketing	(1.04)	(1.35)	29.7%
Landing fees	(1.14)	(1.24)	8.5%
Aircraft, traffic and mileage servicing	(1.21)	(1.51)	25.0%
Maintenance, materials and repairs	(0.93)	(1.03)	11.2%
Depreciation and amortization	(1.13)	(0.94)	(17.2)%
Other operating expenses	(0.69)	(1.00)	44.9%
Operating expenses per available seat kilometer (CASK)	(17.51)	(19.31)	10.3%
CASK excluding fuel expenses	(10.24)	(11.55)	12.8%

Salaries increased by 3.0%, from R$1,333.5 million in 2013 to R$1,374.1 million in 2014, mainly due to customary annual pay raises. In per available seat kilometer terms, salaries increased by 3.3%, due to the reason discussed above combined with our stable total supply of available seat kilometer, which decreased by 0.3%.

Aircraft fuel expenses increased by 6.4%, from R$3,610.8 million in 2013 to R$3,842.3 million in 2014, largely due to the 4.6% period upturn in the average per-liter fuel price and the increase in consumption as a result of the 7.0 percentage point improvement in the load factor over the previous year. In per available seat kilometer terms, aircraft fuel increased by 6.7%, due to the same reasons discussed above combined with our stable total supply of available seat kilometer, which decreased by 0.3%.

Aircraft rent increased by 20.8%, from R$699.2 million in 2013 to R$844.6 million in 2014, due evenly to (i) the increase in the average leasing price in U.S. dollars over the previous year due to the return of certain Boeing 737-700 aircraft in our fleet and the introduction of additional Boeing 737-800 Next Generation aircraft which have a higher leasing price and (ii) the 9.1% appreciation of the U.S. dollar against the real in 2014 compared to 2013.  In per available seat kilometer terms, aircraft rent increased by 21.1%, due to the same reasons discussed above combined with our stable total supply of available seat kilometer, which decreased by 0.3%.

Sales and marketing expenses increased by 29.3%, from R$516.1 million to R$667.4 million in 2014, due to higher expenses with marketing and advertising and losses from direct sales channels. In per available seat kilometer terms, sales and marketing expenses increased by 29.7%, due to the same reasons discussed above combined with our stable total supply of available seat kilometer, which decreased by 0.3%.

Landing fees increased by 8.2%, from R$566.5 million in 2013 to R$613.2 million in 2014. This increase was largely due to new international routes and a new governmental passenger connection fee (fully implemented as of July 2013) in all airports in which we operate in Brazil. In per available seat kilometer terms, landing fees expenses increased by 8.5%, due to the same reasons discussed above combined with our stable total supply of available seat kilometer, which decreased by 0.3%.

Aircraft, traffic and mileage servicing expenses increased by 24.7%, from R$599.5 million in 2013 to R$747.4 million in 2014, mainly due to (i) the addition of a government mandated risk premium to employees from third party companies providing handling services; (ii) IT services in the domestic and international bases; and (iii) the increase in the number of tickets purchased from partner airlines. In per available seat kilometer terms, aircraft, traffic and mileage servicing expenses increased by 25.0%, due to the same reasons discussed above combined with our stable total supply of available seat kilometer, which decreased by 0.3%.

Maintenance, materials and repairs increased by 10.9%, from R$460.8 million in 2013 to R$511.0 million in 2014, primarily due to the 9.1% average period appreciation of the U.S. dollar. In per available seat kilometer terms, maintenance, materials and repairs increased by 11.2%, due to the same reasons discussed above combined with our stable total supply of available seat kilometer, which decreased by 0.3%.

Depreciation and amortization expenses decreased by 17.4%, from R$561.0 million in 2013 to R$463.3 million in 2014, mainly due to (i) the lower number of engines capitalized in the period in line with our maintenance schedule and (ii) by the expiration of the depreciation period of certain existing engines throughout 2014. In per available seat kilometer terms, depreciation and amortization decreased by 17.2%, due to the same reasons discussed above partially offset by our stable total supply of available seat kilometer, which decreased by 0.3%.

Other operating expense (mainly crew travel and accommodation expenses, direct passenger expenses, equipment leasing and general and administrative expenses) increased by 44.5%, from R$342.9 million in 2013 to R$495.5 million in 2014. This increase was mainly due to reduced gains from sale leaseback operations (nine aircraft in 2014 versus 13 in 2013); and, to a lesser extent, due to (i) higher expenses with travel and accommodation due to additional costs during the World Cup; (ii) introduction of new international frequencies; and (iii) increased expenses with on-board service. In per available seat kilometer terms, other operating expense increased by 44.9%, due to the same reasons discussed above combined with our stable total supply of available seat kilometer, which decreased by 0.3%.

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

	Year Ended December 31,
	2013	2014	Change %
	(in millions of reais)
Interest on short and long-term debt	(532.1)	(592.4)	11.3%
Exchange rate variation, net	(490.1)	(436.2)	(11.0)%
Derivative net results	49.6	(459.2)	NA
Income from short-term investments	149.5	148.6	(0.6)%
Other financial expenses	(96.1)	(118.4)	23.2%
Financial expense, net	(919.2)	(1,457.6)	58.6%

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

In 2014, we recognized derivative net loss of R$459.2 million compared to a net gain of R$49.6 million in 2013, mainly as a result of:

•         fuel consumption hedge transactions, which are effected through derivative contracts related to crude oil and its by-products (WTI, Brent and heating oil), generated losses of R$370.2 million in 2014 driven by the sudden and significant decrease in oil prices in the last quarter of 2014;

•         foreign exchange hedge transactions generated losses of R$24.7 million in 2014; and

•         interest rate swap transactions contracted to hedge aircraft leasing against increases in interest rates generated losses of R$61.5 million in 2014.

Income from short-term investments were stable from 2013 to 2014. There was an increase in the Brazilian interbank deposit rate from 9.8% in 2013 to 10.8% in 2014, which impacted our income from short-term investments, and was partially offset by a decrease in the amount of short-term investments in reais as a result of our decision to maintain part of our cash in U.S. dollars in order to mitigate the impact of exchange variations on our financial liabilities and create a natural hedge for our foreign-currency exposure.

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

Net Loss

As a result of the foregoing, we had a net loss of R$1,117.3 million in 2014 as compared to a net loss of R$724.6 million in 2013.

Segment Results of Operations

We have two operating segments:

•                     flight transportation; and

•                     Smiles loyalty program.

The segment information below is presented in the format of the statements of operations that are presented in our statutory financial statements filed with the CVM in Brazil, which is different from the format of our consolidated statements of operations included in this annual report. This is the form of statements of operations that is presented to our chief operating decision maker, or CODM. Our CODM does not use gross profit as the profit/loss measure for purposes of making decisions about allocating resources to the segment and assessing its performance, but rather uses net income (loss) for this purpose.

	Year ended December 31, 2015
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
	(in millions of reais)
Net revenue
Passenger	8,294.5	-	8,294.5	288.9	8,583.4
Cargo and other	941.9	47.2	989.1	(19.2)	969.9
Miles revenue	-	1,172.3	1,172.3	(947.6)	224.7

Costs	(8,260.4)	(676.5)	(8,936.9)	676.5	(8,260.4)
Gross profit	976.0	543.0	1,519.1	(1.4)	1,517.7

Operating expenses
Sales and marketing	(884.8)	(87.2)	(972.0)	(69.1)	(1,041.0)
Administrative expenses	(678.0)	(40.0)	(717.9)	35.8	(682.1)
Other operating income, net	25.7	-	25.7	-	25.7
	(1,537.0)	(127.2)	(1,664.2)	(33.3)	(1,697.5)

Equity results	179.4	(5.9)	173.4	(177.4)	(3.9)
Finance results	(3,402.0)	138.7	(3,263.3)	-	(3,263.3)
Income (loss) before income taxes	(3,783.6)	548.6	(3,235.0)	(212.1)	(3,447.1)

Income taxes	(677.2)	(178.7)	(855.9)	11.8	(844.1)
Net income (loss)	(4,460.9)	369.9	(4,091.0)	(200.3)	(4,291.2)

Attributable to equity holders of the parent	(4,460.9)	200.3	(4,260.6)	(200.3)	(4,460.9)
Attributable to non-controlling interests	-	169.6	169.6	-	169.6

	Year ended December 31, 2014
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
	(in millions of reais)
Net revenue
Passenger	8,848.7	-	8,848.7	197.1	9,045.8
Cargo and other	939.8	-	939.8	(18.3)	921.5
Miles revenue	-	808.1	808.1	(709.2)	98.9

Costs	(8,147.2)	(430.9)	(8,578.2)	430,9	(8,147.2)
Gross profit	1,641.4	377.1	2,018.5	(99.5)	1,919.0

Operating expenses
Sales and marketing	(898.6)	(65.1)	(963.7)	86.6	(877.1)
Administrative expenses	(570.9)	(35.1)	(606.1)	(0.7)	(606.7)
Other operating income, net	72.3	0.4	72.7	(0.4)	72.3
	(1,397.3)	(99.8)	(1,497.1)	85.5	(1,411.6)

Equity results	1.3	(3.8)	(2.5)	-	(2.5)
Finance results	(1,600.6)	143.0	(1,457.6)	-	(1,457.6)
Income (loss) before income taxes	(1,355.2)	416.5	(938.7)	(14.0)	(952.7)

Income taxes	(36.8)	(132.6)	(169.3)	4.7	(164.6)
Net income (loss)	(1,392.0)	283.9	(1,108.1)	(9.2)	(1,117.3)

Attributable to equity holders of the parent	(1,392.0)	155.1	(1,237.0)	(9.2)	(1,246.2)
Attributable to non-controlling interests	-	128.9	128.9	-	128.9

	Year ended December 31, 2013
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
	(in millions of reais)
Net revenue
Passenger	8,077.7	-	8,077.7	44.4	8,122.2
Cargo and other	784.1	-	784.1	(11.0)	773.0
Miles revenue	-	573.3	573.3	(512.3)	61.0

Costs	(7,559.5)	(304.0)	(7,863.5)	387.1	(7,476.4)
Gross profit	1,302.3	269.3	1,571.6	(91.8)	1,479.8

Operating expenses
Sales and marketing	(703.8)	(51.5)	(755.3)	29.8	(725.4)
Administrative expenses	(601.2)	(37.7)	(638.9)	33.8	(605.1)
Other operating income, net	116.7	-	116.7	-	116.7
	(1,188.3)	(89.2)	(1,277.5)	63.6	(1,213.8)

Finance results	(1,048.4)	129.3	(919.1)	-	(919.2)
Income (loss) before income taxes	(934.4)	309.4	(625.0)	(28.2)	(653.2)

Income taxes	20.6	(101.6)	(81.0)	9.6	(71.4)
Net income (loss)	(913.8)	207.8	(706.0)	(18.6)	(724.6)

Attributable to equity holders of the parent	(913.8)	135.9	(777.9)	(18.6)	(796.5)
Attributable to non-controlling interests	-	71.9	71.9	-	71.9

Flight Transportation Segment Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Operating revenue

Passenger revenue decreased by R$554.2 million, or 6.3%, from R$8,848.7 million in 2014 to R$8,294.5 million in 2015. This was primarily due to the lower number of passenger transported, as discussed above.

Cargo and other revenue increased by R$2.1 million, or 0.2%, from R$939.8 million in 2014 to R$941.9 million in 2015. This increase was primarily due to revenues generated by the “GOL+ Conforto” product in the domestic market and also a reflection of more focus on the cargo business.

Operating costs and expenses

Operating costs and expenses increased by R$252.9 million, or 2.6%, from R$9,544.5 million in 2014 to R$9,797.4 million in 2015, primarily due to the reasons discussed above.

Financial expense, net

Our net financial expense increased by R$1,801.4 million, or 112.5%, from R$1,600.6 million in 2014 to R$3,402.0 million in 2015, mainly as a result of losses from the net exchange variation as discussed above.

Income taxes

Income taxes expenses increased R$640.4 million from R$36.8 million in 2014 to an expense of R$677.2 million in 2015, mainly impacted by the write-off of deferred tax credits from net operating losses carryforward during 2015.

Net loss

As a result of the foregoing, our flight transportation segment had a net loss of R$4,460.9 million in 2015 as compared to a net loss of R$1,392.0 million in 2014.

Smiles Loyalty Program Segment Year December 31, 2015 Compared to Year December 31, 2014

In 2015, Smiles’ members accumulated 44.4 billion miles, an increase of 4.7% over 2014. The increase is related to client engagement initiatives, consistently closer relationship with our commercial partners and relative market share gains.

In 2015, 39.2 billion miles were redeemed, an increase of 16.6% when compared to 2014, mainly due to the growth presented in the number of accumulated miles, partially offset by the decrease in the burn/earn ration of the program by 5.7 p.p. for the same period. The burn/earn ratio is the ratio between the number of miles redeemed and accumulated.

Operating revenue

Smiles’ operating revenue are mainly derived from redemptions, which are recognized when customers exchange their miles for flight tickets, goods or services from Smiles’ airline and commercial partners. Operating revenue also includes breakage, as result of miles which are expected to expire.

The following table sets forth Smiles’ operating revenue for the periods indicated:

	Year Ended December 31,
	2014	2015	Change %
	(in millions of reais, except percentages)
Miles redemption revenue	540.7	823.4	52.3%
Money revenue (Smiles & Money)	263.2	349.0	32.6%
Breakage revenue	68.8	150.9	119.3%
Other revenue	17.9	20.9	16.8%
Taxes on revenue	(82.6)	(124.6)	50.8%
Total operating revenue	808.1	1,219.5	50.9%

Miles redemption revenue increased 52.3%, from R$540.7 million in 2014 to R$823.4 million in 2015. This increase resulted from significant miles redemption growth over the year, combined with higher participation of the new miles (accrued after January 1, 2013) compared to the total redeemed miles in the program (from 77.2% in 2014 to 91.9% in 2015).

Smiles and money revenue increased 32.6% from R$263.2 million in 2014 to R$349.0 million in 2015, mainly due to an increase in sales of the Smiles & Money product, which is a relatively new product, launched in 2013. A greater number of Smiles & Money options were made available to customers through the course of 2015.

Breakage revenue, derived from the expected expiration of miles, increased 119.3% from R$68.8 million in 2014 to R$150.9 million in 2015, as a result of the improvement in the breakage calculation and also as a result of the growth in the number of miles accumulated and redeemed by customers.

Other revenue remained stable from R$17.9 million in 2014 to R$20.9 million in 2015.

Operating costs and expenses

Operating costs and expenses increased by 51.4%, from R$530.7 million in 2014 to R$803.7 million in 2015, mainly due to the significant increase in redemptions costs, which increased 57.0% from R$430.9 million in 2014 to R$676.5 million in 2015, as a consequence of the robust growth of miles redeemed and redemption revenue.

Net financial income

Our net financial income decreased by 3.0%, from R$143.0 million in 2014 to R$138.7 million in 2015, primarily as a result of the decrease in average balance of advances to suppliers, which decreased the amount of discount recognized in financial income, partially offset by the decrease in interest expenses in 2015 related to the debentures issued in July 2014 and repaid in July 2015.

Income taxes

Income taxes expenses increased 34.8% from R$132.6 million in 2014 to R$178.7 million in 2015 mainly due to the increase in Smiles taxable income in 2015.

Net income

As a result of the foregoing, our Smiles loyalty program segment had a net income of R$369.9 million in 2015 as compared to R$283.9 million in 2014, representing an increase of 30.3%, or R$86.0 million.

Flight Transportation Segment Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Operating revenue

Passenger revenue increased by R$771.0 million, or 9.5%, from R$8,077.7 million in 2013 to R$8,848.7 million in 2014. This was primarily due to our increased load factor, as discussed above.

Cargo and other revenue increased by R$155.7 million, or 19.9%, from R$784.1 million in 2013 to R$939.8 million in 2014. This increase was primarily due to revenues generated by the “GOL+ Conforto” product in the domestic market and also a reflection of more focus on the cargo business.

Operating costs and expenses

Operating costs and expenses increased by R$796.7 million, or 9.1%, from R$8,747.8 million in 2013 to R$9,544.5 million in 2014, primarily due to the reasons discussed above.

Financial expense, net

Our net financial expense increased by R$552.2 million, or 52.7%, from R$1,048.4 million in 2013 to R$1,600.6 million in 2014, primarily as a result of losses from fuel hedges, totaling R$370.2 million.

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

Smiles Loyalty Program Segment Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

In 2014, Smiles’ members accumulated 41.7 billion miles, an increase of 7.4% over 2013. Considering only our commercial partners (excluding VRG), members accumulated 33.9 billion miles, representing an increase of 16.1% when compared to 2013. The increase is related to client engagement initiatives, consistently closer relationship with our commercial partners and increase in volume of credit cards transactions.

In 2014, 33.6 billion miles were redeemed, an increase of 9.4% when compared to 2013, mainly due to changes in the burn/earn ratio, which increased 1.4 p.p. as compared to 2013. The burn/earn ratio is the ratio between the number of miles redeemed and accumulated.

Operating revenue

Smiles’ operating revenue are mainly derived from redemptions, which are recognized when customers exchange their miles for flight tickets, goods or services from Smiles’ airline and commercial partners. Operating revenue is also composed of breakage, as result of miles which expired.

The following table sets forth the Smiles’ operating revenue for the periods indicated:

	Year Ended December 31,
	2013	2014	Change %
	(in millions of reais, except percentages)
Miles redemption revenue	307.5	540.7	75.8%
Money revenue (Smiles & Money)	237.4	263.2	10.9%
Breakage revenue	74.3	68.8	(7.4)%
Other revenue	12.9	17.9	38.8%
Taxes on revenue	(58.8)	(82.6)	40.5%

Total operating revenue	573.3	808.1	41.0%

Miles redemption revenue increased 75.8%, from R$307.5 million in 2013 to R$540.7 million in 2014. This increase resulted from significant miles redemption growth over the year, combined with higher participation of the new miles (accrued after January 1, 2013) compared to the total redeemed miles in the program (from 47.6% in 2013 to 77.2% in 2014).

Smiles & Money revenue increased 10.9% from R$237.4 million in 2013 to R$263.2 million in 2014, mainly due to an increase in sales of the Smiles & Money product, which is a relatively new product, launched in 2013.

Breakage revenue, derived from the expected expiration of miles, decreased 7.4% from R$74.3 million in 2013 to R$68.8 million in 2014, as a result of the decrease in expected breakage rate.

Other revenue remained stable from R$12.9 million in 2013 to R$17.9 million in 2014.

Operating costs and expenses

Operating costs and expenses increased by 35.0%, from R$393.2 million in 2013 to R$530.8 million in 2014, mainly due to the significant increase in redemptions costs, which increased 41.7% from R$304.0 million in 2013 to R$430.9 million in 2014, as a consequence of the robust growth of miles redeemed.

Net financial income

Our net financial income increased by 10.7%, from R$129.3 million in 2013 to R$143.0 million in 2014, primarily as a result of the increase in income from discounts related to anticipated purchases of tickets from VRG under the terms of our agreement, partially offset by interest expenses of the debentures issued in July 2014 in the amount of R$600.0 million.

Income taxes

Income taxes expenses increased 30.5% from R$101.6 million in 2013 to R$132.6 million in 2014 mainly due to the 34.6% increase in income before income taxes.

Net income

As a result of the foregoing, our Smiles loyalty program segment had a net income of R$283.9 million in 2014 as compared to R$207.8 million in 2013, representing an increase of 36.6%, or R$76.1 million.

B.      Liquidity and Capital Resources

Cash Flow Analysis

Operating Activities. Our strategy is to rely primarily on cash flows from operations to provide working capital for current and future operations. In 2015 we had a net cash used in the operating activities of R$599.5 million, compared a net cash generated by operating activities in 2014 and 2013 of R$1,129.2 million and R$403.9 million, respectively.

In 2015, cash from operating activities was negatively impacted by the exchange rate variation due to the Real depreciation of 47.0% and the decrease in the revenues and increase in the costs as a result of the slowdown in the macroeconomic activity.

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

Investing Activities. In 2015, 2014 and 2013, our net cash used in investing activities totaled R$1,259.2 million, R$431.6 million and R$318.9 million, respectively, as a result of the acquisition of property, plant and equipment, which were R$391.7 million, R$199.2 million and R$238.0 million in 2015, 2014 and 2013, respectively, primarily due to pre-delivery deposits for the acquisition of new Boeing 737 aircraft and the reduced level of new aircraft deliveries. We also had an increase in restricted cash in 2015 from R$77.1 million in 2014 to R$403.9 million in 2015.

Financing Activities. In 2015 and 2013, we had a net cash generated by financing activities of R$750.2 million and R$807.2 million, respectively, compared to a net cash used by financing activities of R$309.6 million in 2014

In 2015, the net cash generated by financing activities was mainly due to (i) the capital increase in the amount of R$461.3 million by our Controlling shareholder and Delta and (ii) an increase of R$316.0 million in issuances of new debts.

In 2014, the net cash used was mainly due to (i) the capital decrease by Smiles in the amount of R$456.1 million paid to its minority shareholders and (ii) R$255.9 million in payments of finance leases, which was partially offset by the issuance of debt, net of repayments, of R$355.2 million.

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

Our cash position as of December 31, 2015 was equivalent to 23.5% of our trailing 12 months’ operating revenue. We are also committed to having no significant financial debt maturities (excluding finance leases) coming due within any two-year horizon.

Due to the increase on political instability and negative economic scenario in Venezuela during the year ended December 31, 2015, we reassessed the amounts expected to be repatriated from the cash held in Venezuela of VEF 728.3 million, and concluded that its presents low expectation of repatriation under the currency rates previously established of CADIVI (VEF 6.30) and SICADI (VEF 11.50). Accordingly, we recognized losses based on the prevailing exchange rate on the market (SIMADI) of VEF 200 per US$1.00. As a result of this devaluation, the cash balance recorded in Venezuela as of December 31, 2015 was R$14.3 million.

The following table sets forth certain key liquidity data at the dates indicated:

	At December 31,
	2014	2015
	(in millions of reais)
Real denominated	1,890.1	1,733.0
Cash and cash equivalents, short-term investments and short and long-term restricted cash	1,572.9	1,327.5
Short-term receivables	317.2	405.5
Foreign exchange denominated	1,445.5	1,652.9
Cash and cash equivalents and short-term investments	954.2	972.0
Short-term receivables	35.1	57.1
Advances for acquisition of aircraft	456.2	623.8
Total	3,335.6	3,385.9

 As of December 31, 2015, cash and cash equivalents, short-term investments and short and long-term restricted cash totaled R$2,299.5 million, consisting of R$1,072.3 million in cash and cash equivalents, R$491.7 million in short-term investments and R$735.4 million in restricted cash.

As of December 31, 2015, we had R$623.8 million deposited with Boeing as advances for aircraft acquisitions, an increase of 36.7% as compared to December 31, 2014, mainly due to the higher number of new aircraft to be delivered by Boeing under the terms of our fleet plan for the next 24 months, as previously planned.

Indebtedness

The following table sets forth our loans and financings at December 31, 2015 and 2014:

	At December 31,
	2014	2015
	(in millions of reais)
Loans and financing	3,469.4	5,463.3
Aircraft finance lease	2,224.7	2,994.1
Interest accrued	65.6	148.5
Perpetual bonds	475.5	699.0
Total loans and financing	6,235.2	9,304.9

As of December 31, 2015, our total debt was R$9,304.9 million, with an average term of 4.0 years (excluding aircraft financial leasing and perpetual notes) and an average interest rate of 18.3% for obligations in local currency and of 7.4% for U.S. dollar-denominated obligations. Our loans and financing were negatively affected by the period end depreciation of the real against the U.S. dollar of 47.0% between 2014 and 2015.

Loans and Financing

The following tables sets forth our short-term and long-term loans as of December 31, 2014 and 2015:

	At December 31,
	2014	2015
Short-Term Debt	(in millions of reais)
Local currency	544.1	299.9
Safra	16.4	33.6
Safra - Working capital	-	116.0
BNDES- loan	3.1	3.1
Debentures IV	167.0	-
Debentures VI	-	125.2
Debentures Smiles	347.5	-
Interest	10.2	22.0
Foreign currency (U.S. Dollars)	566.7	1,096.7
JP Morgan	54.2	72.1
Engine facility (Cacib)	14.0	20.9
FINIMP(1)	117.6	389.3
Finance lease	325.3	487.9
Interest	55.5	126.5
Total Short-Term Debt	1,110.7	1,396.6

Long-Term Debt
Local Currency	1,021.2	977.0
BNDES loan(3)	4.9	1.8
Safra	82.6	49.6
Debentures IV	443.1	-
Debentures V	490.6	-
Debentures VI	-	925.6
Foreign currency (U.S. Dollars)	4,103.3	6,931.3
JP Morgan	13.6	64.7
Senior Notes	1,556.5	2,319.9
Term Loan	-	1,128.8
Engine facility (Cacib)	158.4	212.8
Perpetual bonds	475.5	699.0
Finance lease	1,899.4	2,506.2
Total long-term debt	5,124.5	7,908.3
Total loans and financing	6,235.2	9,304.9

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

On August 31, 2015, we entered into a 6.5% 5-year senior unsecured term loan in the amount of US$300 million. See “Item 4. Information on the Company—Term Loan Guaranteed by Delta.” In this context, we pledged to Delta our common shares in Smiles. The measurement of the collateral is done by comparing the market value of the Smiles shares with the related debt outstanding under the facility. If the debt exceeds the market value, we are required to provide additional collateral in the form of Smiles shares. On December 31, 2015, due to the volatility of the market value of the Smiles shares, the requirement for additional collateral with Delta was R$48.8 million.

On September 23, 2015, we issued debentures in a total amount of R$1.05 billion. The debentures bear interest equivalent to 132% of the CDI rate, have 4 annual amortization payments and mature on September 29, 2019. The proceeds from these debentures were used to prepay the Debentures IV and V issuances.

Aircraft Finance Leases

The following table sets forth our aircraft finance lease as of December 31, 2014 and 2015:

	As of December 31,
	2014	2015
Short-Term Debt (Foreign Currency - U.S. Dollars)	(in millions of reais)
Finance lease	325.3	487.9
Long-Term Debt (Foreign Currency - U.S. Dollars)
Finance lease	1,899.4	2,506.2
Total Aircraft Finance Lease	2,224.7	2,994.1

On December 31, 2015, aircraft finance lease totaled R$2,994.1 million, including aircraft finance lease paid in monthly installments with funds generated from our operations. Financial expenses related thereto are booked as financial expenses in the statement of operations.

Total short-term debt at December 31, 2015 totaled R$1,396.6 million consisting of aircraft finance lease of R$487.9 million, interest of R$148.5 million and loans of R$760.2 million. Long-term debt totaled R$7,908.3 million, consisting of aircraft finance leases of R$2,506.2 million, perpetual bonds of R$699.0 million and loans of R$4,703.1 million.

The following table sets forth the maturities and interest rates of our indebtedness:

	Maturity	Contractual Interest p.a.	Currency
BNDES	jul/17	TJLP + 1.40%	Real
Debentures VI	sep/19	132.0% of CDI	Real
Debentures Smiles	jul/15	115.0% of CDI	Real
Safra	may/18	128.0% of CDI	Real
Finimp	nov/15	3.52%	U.S. dollar
J.P. Morgan (IV)	mar/18	0.90%	U.S. dollar
Engine Facility	jun/21	Libor 3M + 2.25%	U.S. dollar
Term Loan	aug/20	6.50%	U.S. dollar
Senior Notes 2017	apr/17	7.50%	U.S. dollar
Senior Notes 2020	jul/20	9.25%	U.S. dollar
Senior Notes 2022	jan/22	8.875%	U.S. dollar
Senior Notes 2023	feb/23	10.75%	U.S. dollar
Perpetual Bonds	n/a	8.75%	U.S. dollar

The following table sets forth our payment schedule, in millions of reais, for our loans and financings (excluding aircraft financings):

	2017	2018	2019	2020	There after	Without maturity	Total
Real Denominated	185.1	416.2	375.6	-	-	-	977.0
BNDES	1.8	-	-	-	-	-	1.8
Safra	33.3	16.2	-	-	-	-	49.6
Debentures VI	150.0	400.0	375.6	-	-	-	925.6
U.S. Dollar Denominated	396.1	32.9	20.9	1,767.0	1,509.3	699.0	4,425.1
J.P. Morgan	52.8	12.0	-	-	-	-	64.7
Engine Facility	20.9	20.9	20.9	20.9	129.2	-	212.8
Senior Notes 2017	322.4	-	-	-	-	-	322.4
Senior Notes 2020	-	-	-	617.4	-	-	617.4
Senior Notes 2022	-	-	-	-	128.2	-	128.2
Senior Notes 2023	-	-	-	-	1,251.9	-	1,251.9
Perpetual Bonds	-	-	-	-	-	699.0	699.0
Term Loan	-	-	-	1,128.8	-	-	1,128.8
Total*	581.2	449.1	396.5	1,767.0	1,509.3	699.0	5,402.1

___________________

*  excludes interest and finance leases.

For further information on our financing activities, see Note 16 to our consolidated financial statements included elsewhere herein.

Covenant Compliance

Our long-term financings contain customary covenants and our Debentures VI and Term Loan have restrictions that require us to comply with specific debt liquidity and interest expense coverage ratios.

On December 31, 2015, the Debentures VI and Term Loan had the following restrictive covenants: (i) net debt/EBITDA below 7.76 times and (ii) debt coverage ratio (ICD) of at least 1.56 times. The first mandatory measurement of these ratios will occur on June 30, 2016.

Other Financing Sources and Measures

We did not declare dividends for the fiscal years ended December 31, 2015, 2014 and 2013.

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

On September 04, 2015, in connection with our strategic agreement with Delta, we increased our capital by R$461.3 million. This capital increase was equivalent to the issuance of 64,065,611 preferred shares at an issuance price of R$7.20 per share. See “Item 4. Information on the Company—Equity Investment.”

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

Our plans contemplate operating 125 aircraft by the end of 2016. As of December 31, 2015, we had 124 outstanding firm purchase orders with Boeing for 737-800 Next Generation and MAX aircraft.

As of December 31, 2015, committed expenditures for these aircraft, based on aircraft list price and including estimated amounts for contractual price escalations and pre-delivery deposits, are US$342.6 million in 2016, zero in 2017, US$548.4 million in 2018, US$895.3 million in 2019 and US$13,294.2 million beyond 2018. The firm aircraft orders are a significant financial commitment.

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

The standards and interpretations issued, but not yet effective to the financial statements included herein, are being evaluated by us, such as IFRS 9 – Financial Instruments, IFRS 15 – Revenue from Contracts with Customers and IFRS 16 - Leases. See Note 2.2 to our financial statements included elsewhere in this annual report.

C.      Research and Development, Patents and Licenses, etc.

We believe that the Gol brand has become synonymous with innovation and value in the Brazilian airline industry. We have filed requests for registration of the trademarks “GOL” and “GOL LINHAS AÉREAS INTELIGENTES,” with trademark offices in Brazil and in other countries, and have already been granted final registration of these trademarks in, for example: Argentina, Aruba, Bolivia, Chile, Colombia, Dominican Republic,  the European Union, the United States, Paraguay and Uruguay.

D.      Trend Information

For 2016, we revised the profile of our route network to focus on more profitable routes and expect to reduce by year-end the number of take-offs and seats by between 15% and 18% and the number of ASKs by between 5% and 8%. As a result of the change in network profile, we suspended flights to eight destinations and expect to reduce our fleet by approximately 15% by year-end.

For the industry, we expect a mid-single digit decline in the domestic market seat supply, due to the macroeconomic scenario in Brazil measured by GDP which is expected to contract 3.7%, according to the Focus Report published by the Brazilian Central Bank on April 1, 2016.

E.      Off-Balance Sheet Arrangements

None of our 98 operational aircraft recognized as operating lease obligations is reflected on our balance sheet. At December 31, 2015, we had 46 aircraft recognized as finance leases on our balance sheet. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

F.       Tabular Disclosure of Contractual Obligations

Our main non-cancelable contractual obligations as of December 31, 2015 included the following:

	Total	2016	2017	2018	2019	2020	Thereafter	Without Maturity
		(in millions of reais)
Non-derivative financial instruments
Operating leases	7,749.0	1,270.3	1,127.8	1,001.2	904.6	854.7	2,590.5	-
Finance leases(1)	3,392.5	629.5	559.7	550.4	460.8	328.5	863.6	-
Long-term debt	6,310.9	908.7	581.2	449.1	396.5	1,767.1	1,509.3	699.0
Total non-derivative financial instruments	17,452.5	2,808.4	2,268.7	2,000.7	1,761.9	2,950.3	4,963.4	699.0
Total finance leases interest	(398.4)	(141.5)	(91.7)	(68.8)	(47.8)	(32.1)	(16.5)	-
Total non-derivative financial instruments excluding total finance leases interest	17,054.1	2,666.9	2,177.1	1,931.9	1,714.1	2,918.2	4,946.9	699.0

Derivative financial instruments
Fuel derivative	-	-	-	-	-	-	-	-
Foreign exchange derivative	-	-	-	-	-	-	-	-
Interest rate swaps	141.4	14.4	107.3	19.7	-	-	-	-
Total derivative financial instruments	141.4	14.4	107.3	19.7	-	-	-	-
Aircraft commitments
Pre-delivery deposits	7,380.5	6.7	343.7	579.3	789.5	1,001.0	4,660.4	-
Aircraft purchase commitments	58,886.5	1,337.8	-	2,141.5	3,495.9	5,357.0	46,554.3	-
Total aircraft commitments	66,267.0	1,344.4	343.7	2,720.8	4,285.4	6,358.0	51,214.7	-
Total	83,462.4	4,025.7	2,628.0	4,672.4	5,999.5	9,276.2	56,161.5	699.0

_______________

(1) Includes finance leaser interest.

In connection with the initiatives discussed under “Item 4. Information on the Company–B. Business Overview–Recent Developments,” we expect some of the amounts above to change in connection with certain measures we intend to implement to reverse recent negative trends.

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

Our management and board of directors is supported and advised by a number of committees which comprise highly specialized and qualified individuals. These committees actively participate in the strategic and other key decisions of our management and we believe they add substantial value to our business. We currently have the following Committees and Sub Committees: i) People Management and Corporate Governance Committee; ii) Financial Policy Committee; iii) Accounting and Tax Policies and Financial Statements Sub Committee; iv) Risk Policies Committee; v) Alliances Committee and vi) Audit Committee. The Audit Committee is a permanent advisory body to the Board of Directors and has the responsibilities set under CVM Rule no. 308/99, as amended. A permanent Governance Committee shall be installed if the controlling shareholder holds an economic interest in our company equal to or less than 35%.

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

Name	Age	Position
Constantino de Oliveira Junior	47	Chairman
Henrique Constantino	44	Vice-Chairman
Antonio Kandir*	62	Director
Joaquim Constantino Neto	51	Director
Luiz Kaufmann*	70	Director
Edward H. Bastian	58	Director
Ricardo Constantino	53	Director
Richard F. Lark*	49	Director

_____________

* Denotes an independent director

Constantino de Oliveira Junior has been a member of Gol’s board of directors since we were founded in 2001 and is currently the chairman of the board of directors. He was also Gol’s chief executive officer from 2001 to 2012. Mr. Constantino de Oliveira Junior introduced the “low-cost, low-fare” concept to the Brazilian airline industry and was named “Most Valuable Executive” by the Brazilian newspaper Valor Econômico in 2001 and 2002. He was also elected the leading executive in the logistics sector by the readers of Gazeta Mercantil, a Brazilian financial newspaper, in 2003, and in 2008, was named a “Distinguished Executive” in the Air Transportation category at the Latin American Aeronautics Gallery, or GALA, awards, sponsored by IATA. From 1994 to 2000, he served as a director of a passenger land transportation company. Mr. de Oliveira studied Business Administration at the Universidade do Distrito Federal and attended the Executive Program on Corporate Management for Brazil conducted by the Association for Overseas Technical Scholarships. In addition to being on the board of the directors, he is a member of our People Management and Corporate Governance Committee, Financial Policy Committee, Risk Policies Committee and Alliances Committee.

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

Luiz Kaufmann has been a member of our board of directors since December 2004. Mr. Kaufmann is the Managing Partner of L. Kaufmann Consultores Associados, CEO of El Tejar and member of the Board of Directors of PACCAR Inc. in the USA. Mr. Kaufmann is a member of the Advisory Board of Endeless Mobile and Nubank. Mr. Kaufmann has presided over several companies, such as Aracruz Celulose S.A., Medial Saúde, Kroton Educacional, Petropar, Grupo Multiplic, Arthur D. Little, and was a partner at GP Investimentos. He was a member of several companies’ board of directors, including Pioneer Hi-Bred International, América Latina Logística and Lojas Americanas. He was a member of the Global Corporate Governance Advisory board, which consisted of 20 internationally renowned business leaders from 16 different countries and was established to enhance knowledge of the roles and responsibilities of boards of directors of international companies. Mr. Kaufmann is an independent member of our board of directors under the requirements of the SEC and NYSE listing standards. He is a member of our Risk Policies Committee, Financial Policy Committee and Audit Committee and is our audit committee financial expert as defined by the current SEC rules.

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

Richard F. Lark has been a member of our board of directors since June 2008. Mr. Lark served as our executive vice president, chief financial and investor relations officer from April 2003 to June 2008. He is the founder and managing partner of Endurance Capital Partners, a private equity management firm (member of Anbima and ABVCAP). From 2000 to 2003, Mr. Lark served as chief financial officer of Americanas.com, one of the leading Brazilian e-commerce companies. Prior to joining Americanas.com, Mr. Lark was an executive in the investment banking divisions of Morgan Stanley & Co., Citicorp and The First Boston Corporation. Mr. Lark is a member of the board of the Kellogg Institute for International Studies and Associação Vida Jovem, and served as president of the American Society of São Paulo. Mr. Lark holds a Master in Business Administration degree from the UCLA Anderson School of Management and bachelor degrees in finance and business economics and philosophy from the University of Notre Dame. He is a Portfolio Manager authorized by the CVM and an associate of the Brazilian Institute of Corporate Governance (IBGC). Mr. Lark is a member of our Financial Policy Committee, Risk Policies Committee and Audit Committee. Mr. Lark is an independent member of our board of directors under the requirements of the SEC and NYSE listing standards.

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

Under our by-laws, we must have at least two and at most seven executive officers that are elected by the board of directors for a one-year term. Any executive officer may be removed by the board of directors before the expiration of his term. The current term of all our executive officers ends in February 2017.

The following table sets forth the name, age and position of each of our executive officers. A brief biographical description of each of our executive officers follows the table.

Name	Age	Position
Paulo Sergio Kakinoff	41	President and Chief Executive Officer
Edmar Prado Lopes Neto	51	Investor Relations Officer and Chief Financial Officer
Eduardo José Bernardes Neto	42	Vice-President and Chief Commercial Officer
Celso Guimarães Ferrer Junior	33	Vice-President and Chief Planning Officer
Sergio Quito	62	Vice-President and Chief Operations Officer

Paulo Sergio Kakinoff is currently our president and chief executive officer and was a member of our board of directors from 2010 to 2012. Mr. Kakinoff took office as our Chief Executive Officer on July 2, 2012. Prior to that, he served as an independent member of our Board of Directors from January 2010 to June 2012. He held the position of CEO at Audi Brazil until June 2012, having served in the auto industry for 18 years as the Sales & Marketing Officer at Volkswagen Brasil and as the Executive Officer for South America at the Volkswagen Group’s head offices in Germany. He is a member of our People Management and Corporate Governance, Risk Policies, and Financial Policy Committees. Mr. Kakinoff  also served as the Vice President of the Brazilian Association of Importers of Motor Vehicles (ABEIVA) and was a member of the Board of Directors of Volkswagen Participações until June 2012. He holds a bachelor’s degree in Business Administration from Mackenzie University, in São Paulo.

Edmar Prado Lopes Neto has been our officer since July 2012. In 2013, Mr. Lopes Neto also became our Chief Financial Officer. Mr. Lopes Neto has been in our company since 2011, when he joined as a capital markets officer. Mr. Lopes Neto worked at Organizações Globo for 13 years, having served as Net Serviços de Comunicação S.A.’s treasury officer from 1998 to 2005 and as the Roberto Marinho Foundation’s planning manager. Mr. Lopes Neto is a member of our Financial Policies Committee and the Accounting and Tax Policies and Financial Statements Subcommittee. With more than 25 years of experience in the financial sector, Mr. Lopes Neto has worked for both national and multinational companies and graduated in civil engineering from the Universidade Federal do Rio de Janeiro. Mr. Lopes Neto is Chairman of the board of directors of the Brazilian Investors Relations Institution (Instituto Brasileiro de Relações com Investidores), or IBRI.

Eduardo José Bernardes Neto has been our commercial officer since February 2015. He took over the position of Vice-President Officer of our company on February 03, 2015. Mr. Bernardes joined our company in February 2001 as an account manager in our commercial area, and since 2007, has occupied the position of commercial officer. Mr. Bernardes has a degree in Business Administration from Faculdade Ibero-Americana with a focus in foreign trade. Mr. Bernardes is also a member of the board of directors of UATP. Mr. Bernardes coordinated the opening of several of our national and international facilities.

Celso Guimarães Ferrer Junior has been our planning executive officer since February 2015 and is responsible for our profitability (yield management), network planning and aeronautical asset management departments as well as for the coordination of our strategic planning and aeronautical assets areas. Mr. Ferrer is also a pilot of Boeing 737-700 and Boeing 737-800 Next Generation aircraft. Mr. Ferrer has a degree in Economics from the Universidade de São Paulo and in international relations from the Pontifícia Universidade Católica de São Paulo.

Sérgio Quito has been our Operations Executive Officer since February 2016, responsible for operations, maintenance, airports and operational safety. He leads teams of over 13,000 employees dedicated to the achievement and maintenance of high levels of operational quality and safety. He has over 40 years of experience in the airline industry, having worked for companies including VARIG, Lider, VASP and Pão de Açúcar and worked for 11 years as a Boeing 737-800 NG pilot and executive at GOL. He has worked in quality and operational safety, leading projects such as IOSA certification and the implementation of SGSO. He holds a degree in International Relations from the Catholic University of São Paulo (PUC-SP), and is also an Operational Security Agent certified by CENIPA – the Research Centre of Aeronautical Accidents of the Brazilian Air Force. Mr. Quito also serves as Vice Chairman of the Operations and Safety Committee of IATA (Safety and Operations Committee - SFO), with a term terminating in July 2017.

Other Key Executives

In addition to our statutory executive officers, the following key executives are also responsible for our day-to-day management. These executive officers are appointed by our chief executive officer and have no term of office.

Name	Age	Position
Alberto Fajerman	71	Institutional Relations Officer

Alberto Fajerman has been our institutional relations officer since February 2014 and is responsible for our Corporate Communications, Alliances and Sustainability departments. Mr. Fajerman joined us in 2008, after 38 years at Varig and TAM, where he occupied several different positions, including vice president of planning. Mr. Fajerman has a degree in mechanical engineering from the Universidade Federal do Rio de Janeiro and holds a master degree in air transport from the Cranfield Institute of Technology.

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

For the year ended December 31, 2015, the aggregate compensation, including cash and benefits-in-kind but excluding stock options, that we paid to the members of our board of directors and executive officers was R$8.8  million.

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

We have granted 3,386,270 stock options in the last three years, which represented 0.1% of our total shares or 1.7% of our preferred shares, as of December 31, 2015. Of these options, 2,722,313 are currently outstanding. During the last three years, 211,489 stock options were exercised between 2013 and 2015.

We currently have 5,359,460 stock options outstanding, which represented 1.5% economic interest in our company as of December 31, 2015. See below a description of our stock options granted.

Year of the grant	Date of the board meeting	Total options granted	Exercise price of the option (in reais)	Option term (in years)	Outstanding options as of 12/31/2015
2006	01/02/2006	99,816	47.30	10	13,220
2007	12/31/2006	113,379	65.85	10	14,962
2008	12/20/2007	190,296	45.46	10	41,749
2009	02/04/2009	1,142,473	10.52	10	20,414
2010	02/02/2010	2,774,640	20.65	10	1,097,811
2011	12/20/2010	2,722,444	27.83	10	947,172
2012	10/19/2012	778,912	12.81	10	501,819
2013	05/13/2013	802,296	12.76	10	572,616
2014	08/12/2014	653,130	11.31	10	529,467
2015	08/11/2015	1,930,844	9.35	10	1,620,230
		11,208,230			5,359,460

Additionally, we have granted 2,723,742 restricted shares in the last three years, which represented 0.8% economic interest in our company or 1.3% of our preferred shares, as of December 31, 2015.

We currently have 2,009,193 restricted shares outstanding, which represented 0.8% economic interest in our company, as of December 31, 2015. See below a description of our restricted share awards.

Year of the grant	Date of the board meeting	Total restricted shares granted	Fair price on grant date (in reais)	Outstanding restricted shares as of 12/31/2015
2012	11/13/2012	589,304	9.70	-
2013	05/13/2013	712,632	12.76	432,373
2014	08/13/2014	804,073	11.31	575,035
2015	04/30/2015	1,207,037	9.35	1,001,785
		3,313,046		2,009,193

Restricted shares are transferrable after the end of the third year from the grant date, assuming all vesting conditions are met.

In 2015, we transferred 463,199 of restricted shares of the 2012 grant, once the vesting condition was fully met.

C.      Board Practices

Currently, our board of directors is comprised of 8 members. The terms of our current directors will expire in April 2016. See “—Board of Directors.”

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

Under the Brazilian corporation law, the fiscal board may not contain members that (i) are on our board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company, or (iv) are spouses or relatives of any member of our management, up to the third degree. Our by-laws provide for a non-permanent fiscal board to be elected only by our shareholders’ request at a general shareholders’ meeting. The fiscal board, if elected, will be comprised of a minimum of three and a maximum of five members and an equal number of alternate members. In 2015, our shareholders did not request the election of a fiscal board.

Committees of the Board of Directors and Board of Executive Officers

Our board of directors also has Audit, People Management and Corporate Governance, Financial Policies, Alliances and Risk Policies Committees and an accounting and tax policies and financial statements subcommittee. Our board of executive officers has management, executive, budget, investment, corporate governance and risk management committees. In most cases, members of the committees do not need to be members of our board of directors or board of executive officers. The responsibilities and composition of these committees are described below.

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

Financial Policy Committee. Our Financial Policy Committee is responsible for: (i) reviewing and adopting actions for protection of our cash flow, balance sheet, profits and losses against volatility in fuel prices, exchange rates, domestic and international interest rates; (ii) assessing periodically the effectiveness of all the actions contemplated in item (i) and recommending changes, as necessary; (iii) preparing and approving our corporate finance policies, as well as monitoring and reviewing the effectiveness and implementation thereof; (iv) reviewing, from time to time, our investment plan and the financial plan, as well as recommending the necessary transactions to our board of directors; (v) reviewing, from time to time, the impact of our investment plan and of the financing plan on our capital structure and the consequences thereof on our income, as well as recommending the necessary changes to our board of directors; and (vi) setting out parameters with a view to keeping the desired capital structure and liquidity, besides monitoring the application thereof and approving the policies to be adopted in the subsequent quarter. The financial policies committee is comprised of five members, appointed by our board of directors which are our: chief executive officer, chief financial officer and three directors, for terms-of-office of one year, re-election being permitted. The financial policies committee currently consists of Constantino de Oliveira Junior, Edmar Prado Lopes Neto, Paulo Sergio Kakinoff, Richard F. Lark and Luiz Kaufmann.

Risk Policies Committee. Our Risk Policies Committee is responsible for: (i) reviewing and approving our risk policies, as well as monitoring and analyzing their implementation; (ii) reviewing, from time to time, the impacts on assets, especially regarding exposure to U.S. dollars and fuel, as well as recommending the necessary transactions to our board of directors; (iii) reviewing, from time to time, our revenues and expenses, focusing on the impact to our income, and recommending necessary actions to our board of directors; and (iv) preparing, approving and evaluating the risk policies used by us in the short and long-term, and approving the policies to be used and to monitor their implementation. The Risk Policies Committee is comprised of up to five members, appointed by our board of directors, whether they are directors or not, for terms-of-office of one year, re-election being permitted. The Risk Policies Committee currently consists of Paulo Sergio Kakinoff, Constantino de Oliveira Junior, Richard F. Lark and Luiz Kaufmann.

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

As of December 31, 2015, we had 16,472 active employees. We invest significant resources promoting the well-being of our employees. In 2015, we spent R$333.9 million on health and safety matters, training, social contributions, employee meals, transportation and profit sharing.

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

A national aviators’ union represents Brazil’s pilots and flight attendants, and other regional aviation unions represent ground employees of air transportation companies. Approximately 26% of our employees are members of unions. Negotiations in respect of cost of living wage and salary increases are conducted annually between the workers’ unions and a national association of airline companies. There is no salary differential or seniority pay escalation among our pilots. Work conditions and maximum work hours are regulated by government legislation and are not the subject of labor negotiations. Since the commencement of our operations, we have not had a work stoppage by our employees and we believe that our relationship with our employees is good.

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

E.      Share Ownership

The members of our board of directors and our executive officers, on an individual basis and as a group, directly own approximately 1.1% of our preferred shares. See “Item 7A. Major Shareholdings and Related Party Transactions—Major Shareholders.” Fundo de Investimento em Participações Volluto is a fund directly controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

For a description of stock options granted to our board of directors and our executive officers, see “—Compensation—Stock Option Plan and Restricted Share Plan.”

ITEM 7.       Major Shareholders and Related Party Transactions

A.      Major Shareholders

The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of March 31, 2016, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

Each shareholder’s percentage ownership in the following table is based on the 5,035,037,140 common shares and 203,383,968 preferred shares outstanding as of the date hereof.

	Common Shares		Preferred Shares(2)		Total Shares		Economic Interest
	Shares	(%)	Shares	(%)	Shares	(%)	(%)
Fundo de Investimento em Participações Volluto (1)	5,035,036,580	100.0%	68,915,078	33.9%	5,103,951,658	97.4%	61.3%
Executive officers and directors	560	0.0%	2,153,931	1.1%	2,154,491	0.1%	0.6%
Treasury shares	–	–	1,495,120	0.7%	1,495,120	0.0%	0.5%
Delta Air Lines Inc	–	–	32,926,025	16.2%	32,926,025	0.6%	9.5%
Free float(3)	–	–	97,893,814	48.1%	97,893,814	1.9%	28.1%
Total	5,035,037,140	100.0%	203,383,968	100.0%	5,174,355,497	100.0%	100.0%

_________________

(1) Fundo de Investimento em Participações Volluto (formerly named Fundo de Investimento em Participações Asas) is controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

(2) Preferred shares are entitled to a dividend 35 times the dividend paid per common share. See “Description of Capital Stock.”

(3) Disconsidering Delta Air Lines Inc.

According to our internal share record, which contains information regarding the ownership of our shares and the ADSs as filed by the holders of such shares and ADS, at December 31, 2015, 60.6% of our free float was traded in the United States.

During 2015, our executive officers exercised 3,000 stock options.

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

On September 4, 2015, in connection with our strategic agreement with Delta, we increased our capital by R$461.3 million. This capital increase was equivalent to the issuance of 64,065,611 preferred shares at an issuance price of R$7.20 per share. See “Item 4. Information on the Company—Equity Investment.”

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

Agreements with Smiles

2016 Miles and Tickets Purchase Agreement

On February 26, 2016, VRG entered into an advance air ticket sale agreement with Smiles, totaling up to R$1.0 billion in advance ticket sales.

This advance purchase will consist of various tranches through June 30, 2017. The first tranche was disbursed by Smiles in February 2016 in the amount of R$376.0 million.

The remaining tranches are conditioned upon certain measures to strengthen VRG’s liquidity, including the ones described below, but not limited to:

  The reduction in the number of landings and take-offs by at least 6%;
  The suspension of seven destinations operated on December 31, 2015;
  The return of five aircraft under finance leases;
  The change in the delivery schedule of new aircraft between 2016 and 2017 from 15 to one; and
  Certain Smiles’ minimum liquidity conditions.

The payments made by Smiles will be governed by the agreements already existing between VRG and Smiles, with certain changes. The advances by Smiles will be remunerated at a minimum rate of 132% of the CDI, which may be increased according to market conditions at each payment date. In addition, Smiles will benefit from some measures to strengthen its competitiveness.

We cannot ensure that we will be able to take all the measures to fulfill the conditions to the disbursements under this advance purchase, which, to some extent, depend on third parties. In addition, we cannot ensure the exact timing for the remaining tranches.

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

2012 Miles and Tickets Purchase Agreement

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

Transportation, Graphic and Consultancy Agreements with Entities Controlled by Our Controlling Shareholder.

 We have exclusive bus transportation agreements with Expresso União Ltda. and Breda Transportes e Serviços S.A. for the transportation of our employees, our passengers and their luggage. The transportation agreement with Expresso União Ltda expires in August 2016 and the agreement with Breda Transportes e Serviços S.A. expired in January 2016 and was renewed through May 2016. We also have a contract with related party Vaud Participações S.A. to provide executive administration and management services, which expires in October 2016. We also have a contract with related party Pax Participações S.A. to provide consulting and advisory services, which expires in April 2016. These entities are controlled by our controlling shareholder.  In September 2011, we entered into agreements with Pássaro Azul Táxi Aéreo Ltda. and Viação Piracicabana Ltda. to allow these entities to access the Universal Air Transportation Plan System.

In 2013, 2014 and 2015, we recorded expenses of R$12.7 million, R$13.3 million and R$16.1 million, respectively, under these operating agreements.

Engine Maintenance Agreement with Delta TechOps

In February 2011, we entered into a strategic MRO partnership agreement with Delta TechOps, the maintenance division of Delta, one of our shareholders, which provides overhaul service for approximately 50% of our CFM 56-7 engines, maintenance for parts and components on our fleet of Boeing 737 NG aircraft and also, consulting services related to maintenance workflow planning, materials and facility optimization and tooling support. In 2013, 2014 and 2015, the expenses under this agreement were R$95.6 million, R$115.6 million and R$307.7 million, respectively.

Term Loan Guaranteed by Delta

On August 31, 2015, Delta guaranteed a US$300 million Term Loan borrowed by Gol LuxCo from third party lenders. Under the terms of the Credit and Guaranty Agreement, Gol LuxCo’s obligations thereunder are guaranteed by the Term Loan Guarantors. Pursuant to a separate guaranty agreement, Delta provided to the administrative agent under the Credit and Guaranty Agreement, and the lenders under the Credit and Guaranty Agreement, a backstop guarantee of Gol LuxCo’s and the Term Loan Guarantors’ respective obligations under the Credit and Guaranty Agreement. The reimbursement obligations to Delta in connection with the Delta Guaranty, which are guaranteed by Gol and VRG, are secured by a first priority security interest in favor of Delta in a portion of the shares of Smiles held by Gol.

The Term Loan bears interest at a rate of 6.50% per annum, payable semi-annually. The Term Loan matures at August 31, 2020 and is not secured by any property of Gol LuxCo or the Term Loan Guarantors.

Agreement with Air France-KLM

On February 19, 2014, we entered into an exclusive long term strategic partnership for commercial cooperation with Air France-KLM. Under this agreement, Air France-KLM has made a US$33 million payment and has committed to make additional payments of US$15 million for the purpose of enhancing our codesharing, connectivity and joint sale activities as well as other benefits for our customers, including the integration and improvement of products and services for our frequent flyer programs. As part of this agreement, Air France-KLM also invested US$52 million in the acquisition of a number of our newly issued preferred shares, equivalent to 1.5% of our capital stock, at an issuance price equivalent to US$12.23 per share. The agreement further provides for the creation of an alliance committee, comprised of at least one representative of Air France-KLM, at least two members of our board of directors and at least one representative of Delta, to coordinate efforts to improve the benefits of these partnerships. In 2014, we received R$74.5 million related to the first installment and in 2015, we received R$17.7 million under this agreement.

C.      Interests of Experts and Counsel

Not applicable.

ITEM 8.       Financial Information

A.      Consolidated Statements and Other Financial Information

See “Item 3. Key Information—Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to our operations, in the large part linked to the routine demands related to the rights of consumers. As of December 31, 2015, we were parties in 26,708 lawsuits and administrative proceedings, including 18,064 civil claims and 8,644 labor claims. We believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect us.

We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable.

We are party to 17,733 civil proceedings (16,479 lawsuits and 1,254 administrative procedures) arising from the normal course of our business, which includes mainly flight delays or cancellations and baggage loss or damage. The vast majority of these proceedings involve minor cases relating to customer relations and 331 civil proceedings (329 lawsuits and 2 administrative procedures) are related to obligations allegedly arising from our acquisition of VRG. As of December 31, 2015, we had established provisions for civil proceedings in the total amount of R$ 69.9 million.

We are party to 5,612 labor proceedings (5,396 lawsuits and 216 administrative procedures) arising from the normal course of our business, which includes overtime, hazardous work premium, health exposure allowance and differences in salary and 3.032 labor proceedings (3.030 judicial proceedings and 2 administrative procedures) related to the request of recognition from the succession of VARIG. At December 31, 2015, we have established provisions for labor proceedings in the total amount of R$ 74.3 million.

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

In 2007, we commenced an arbitration before the International Chamber of Commerce against the sellers of VRG and their controlling shareholders relating to a purchase price adjustment. In January 2011, the arbitral tribunal ruled in our favor and granted us an award of R$93.0 million plus interest and costs against the sellers of VRG and their controlling shareholders. We brought enforcement proceedings to collect the award amount in U.S. federal courts. However, the US federal courts refused to enforce the arbitral award and we may not be able to collect the judgment.  We believe that the chance of success in enforcing the award is now remote.

We are questioning the applicability of social contribution taxes (PIS and COFINS) in the amount of R$50.7 million on revenue earned as interest attributable to shareholders’ equity from 2006 to 2008. Based on the opinion of our legal counsel, we believe that these lawsuits represent a possible risk of loss. As of December 31, 2015, we had no provisions for these lawsuits.

We are also questioning the applicability of tax on services (ISS) in the amount of R$17.1 million on revenue from certain of our activities related to agreements with partners from 2007 to 2010. Based on the opinion of our legal counsel, we believe that these lawsuits represent a possible risk of loss. As of December 31, 2015, we had no provisions for these lawsuits.

In addition, we are questioning the applicability of a fine imposed by Brazilian customs in the amount of R$18.3 million for the alleged breach of certain rules regarding the temporary import of aircraft. Based on the opinion of our legal counsel, we believe that these lawsuits represent a possible risk of loss. As of December 31, 2015, we had no provisions nor judicial deposits for these lawsuits.

In addition, we are also questioning infraction notices regarding goodwill from BSSF Air Holdings, in the amount of R$45.3 million. Although the outcome of these lawsuits and proceedings cannot be anticipated, our management understands that the final decisions on these lawsuits will not have any material adverse impact on our financial position, operating results and cash flows. As of December 31, 2015, we had no provisions for these lawsuits and judicial deposits related to these lawsuits.

We are also questioning ICMS in the amount of R$20.4 million arising from alleged underreporting (or incomplete declaration) amounts related to air transport revenue to the tax authorities of the state of Ceará in 2014.

We are also questioning tax on Industrialized Products (IPI) allegedly levied on the importation of aircraft in the amount of R$101.4 million.

We are also questioning infraction notices regarding goodwill from VRG, in the amount of R$65.9 million. Although the outcome of these lawsuits and proceedings cannot be anticipated, our management understands that the final decisions on these lawsuits will not have any material adverse impact on our financial position, operating results and cash flows. As of December 31, 2015, we had no provisions for these lawsuits nor  judicial deposits related to these lawsuits.

On October 10, 2012, the Brazilian Antitrust Authority, or CADE, approved, without restrictions, the acquisition of Webjet by VRG. The approval was subject to the execution of a term of undertaking (Termo de Compromisso de Desempenho) among VRG, Webjet and CADE whereby we have agreed to maintain a minimum regularity rate of 85% , for the period of four years as of October 2012, on scheduled flights from the Santos Dumont airport in Rio de Janeiro. We retained all of the VRG and Webjet capacity in this airport.

On December 3, 2012, a Rio de Janeiro labor court issued an injunction requiring that we rehire all 850 Webjet employees we had laid off on November 23, 2012 subject to a daily penalty for non-compliance. We have appealed that decision and are currently awaiting final judgment. On September 12, 2013, we obtained an injunctive relief from the labor prosecutor that suspended execution of prior injunctions until final judgment is granted on this matter. On December 4, 2015,  the parties reached an agreement and the injunction was dismissed.

For further information on our legal proceedings and contingencies, see Note 21(b) to our consolidated financial statements.

Dividends and Dividend Policy

Amounts Available for Distribution

At each annual general shareholders’ meeting, our board of directors is required to propose how our earnings for the preceding fiscal year are to be allocated. For purposes of Brazilian corporation law, a company’s non-consolidated net income after federal income tax and social contribution on net income for such fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings represents its “income” for such fiscal year. In accordance with the Brazilian corporation law, an amount equal to the company’s “income,” as adjusted (the “distributable amount” ), will be available for distribution to shareholders in any particular year. The distributable amount will be affected by the following:

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

Under the Brazilian corporation law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. Pursuant to our by-laws, unclaimed dividends do not bear interest, are not monetarily adjusted and revert to us three years after dividends were declared. See “Item 10.B. Memorandum and Articles of Association—Description of Capital Stock.”

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

In general, shareholders who are not residents of Brazil must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside Brazil. The preferred shares underlying the ADSs are held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, that is the registered owner on the records of the registrar for our shares. The current registrar is Banco Itaú. The depositary registers the preferred shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to registered preferred shares remitted outside Brazil.

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciation of the Brazilian currency that occur before the dividends are converted. Under the current Brazilian corporation law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates. See “Taxation—Material Brazilian Tax Considerations.”

Holders of ADSs have the benefit of the electronic registration obtained from the Central Bank, which permits the depositary and the custodian to convert dividends and other distributions or sales proceeds with respect to the preferred shares represented by ADSs into foreign currency and remits the proceeds outside Brazil. In the event the holder exchanges the ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary’s registration for five business days after the exchange. Thereafter, in order to convert foreign currency and remit outside Brazil the sales proceeds or distributions with respect to the preferred shares, the holder must obtain a new registration in its own name that will permit the conversion and remittance of such payments. See “Item 10.B. Memorandum and Articles of Association—Description of Capital Stock—Regulation of Foreign Investment.”

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

Under our by-laws, interest attributable to shareholders’ equity may be treated as a dividend for purposes of the mandatory dividend. In 2011, 2012, 2013, 2014 and 2015, we did not distribute dividends.

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

B.      Significant Changes

None.

ITEM 9.       The Offer and Listing

A.      Offer and Listing Details

In the United States, our preferred shares trade in the form of ADS. In February 2016 we changed the ratio of our ADSs to preferred shares from one ADS to one preferred share to one ADS to ten preferred shares. Therefore, since February 2016, each ADS represents ten preferred shares, issued by Citibank, N.A., as Depositary pursuant to a Deposit Agreement. Our ADSs commenced trading on the NYSE on June 24, 2004. As of December 31, 2015, the ADSs represented 32.6% of our preferred shares and 67.7% of our current global public float.

The following table sets forth the reported high and low closing sales prices for the ADSs on the NYSE for the periods indicated:

	US$ per ADS
	Low	High	Average(1)
2011
Annual	5.18	16.17	10.67
2012
Annual	3.87	9.04	5.66
2013
Annual	2.78	7.61	5.12
2014
Annual	3.79	6.84	5.38
First quarter	3.79	5.01	4.52
Second quarter	4.92	6.84	5.86
Third quarter	4.81	6.81	5.98
Fourth quarter	4.36	5.75	5.13
2015
Annual	0.56	5.47	2.19
First quarter	2.43	5.47	3.91
Second quarter	2.31	2.94	2.57
Third quarter	0.56	2.28	1.47
Fourth quarter	0.56	1.13	0.85

Last Six Months
October 2015	0.85	1.13	0.95
November 2015	0.81	0.93	0.88
December 2015	0.56	0.88	0.74
January 2016	0.25	0.58	0.36
February 2016	0.41	5.78	0.74
March 2016	5.75	10.08	8.33
April 2016 (through April 26)	6.35	7.54	6.99
_______________
Source: Bloomberg

(1) Calculated as average of closing prices for the period.

Our preferred shares began trading on the São Paulo Stock Exchange on June 24, 2004. The following table sets forth the reported high and low closing sale prices for our preferred shares on the BM&FBOVESPA, for the periods indicated:

	Reais per Preferred Share
	Low	High	Average(1)
2011
Annual	9.12	26.56	17.41
2012
Annual	7.73	15.19	10.87
2013
Annual	6.14	15.00	10.69
2014
Annual	9.29	15.25	12.56
First quarter	9.29	11.54	10.53
Second quarter	11.01	15.19	12.98
Third quarter	11.68	15.23	13.57
Fourth quarter	10.64	15.25	13.08
2015
Annual	2.39	15.21	6.84
First quarter	7.82	15.21	11.08
Second quarter	7.35	8.41	7.82
Third quarter	2.39	7.12	5.12
Fourth quarter	2.39	4.40	3.45

Last Six Months
October 2015	3.48	4.40	3.79
November 2015	3.41	3.80	3.55
December 2015	2.39	3.57	3.04
January 2016	1.16	2.41	1.50
February 2016	1.80	2.32	2.05
March 2016	2.25	3.80	3.08
April 2016 (through April 26)	2.29	2.72	2.49

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

When shareholders trade in common and preferred shares on the BM&FBOVESPA, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse, Companhia Brasileira de Liquidação e Custódia, or CBLC.

The BM&FBOVESPA is a for-profit listed company that has regulatory authority over its trading markets. Trading on the BM&FBOVESPA is limited to member brokerage firms and a limited number of authorized nonmembers. The BM&FBOVESPA has two open outcry trading sessions each day from 10:00 a.m. to 5:00 p.m., São Paulo time, for all securities traded on all markets, except during daylight savings time in Brazil. During daylight savings time in Brazil, usually the sessions are from 11:00 a.m. to 6:00 p.m., São Paulo time, to closely mirror the NYSE trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the BM&FBOVESPA and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). This system is a computerized system that links electronically with the seven smaller regional exchanges. The BM&FBOVESPA also permits trading from 5:45 p.m. to 7:00 p.m., São Paulo time, or from 6:45 p.m. to 7:30 p.m. during daylight savings time in Brazil, on an online system connected to traditional and Internet brokers called the “after market.” Trading on the aftermarket is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. There are no specialists or officially recognized market makers for our shares in Brazil.

In order to better control volatility, the BM&FBOVESPA adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BM&FBOVESPA falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

The BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2015, the aggregate market capitalization of the BM&FBOVESPA was equivalent to R$1.9 trillion and the 10 largest companies listed on the BM&FBOVESPA represented approximately 51.5% of the total market capitalization of all listed companies. In contrast, as of December 31, 2015, the aggregate market capitalization of the NYSE was US$10.2 trillion. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—The relative volatility and illiquidity of the Brazilian securities markets, and securities issued by airlines in particular, may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.”

Trading on the BM&FBOVESPA by a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689, of January 26, 2000, of the National Monetary Council (Conselho Monetário Nacional), or CMN, or Resolution No. 2,689. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearinghouse. Such financial institutions and clearinghouses must be duly authorized to act as such by the Central Bank and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See “Taxation—Material Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

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

In May 2004, we entered into an agreement with the BM&FBOVESPA to comply with the requirements to become a Level 2 company. In addition to complying with Level 2 requirements, we have granted tag-along rights that entitle our preferred shareholders to receive thirty five times the price paid per common share of controlling block shareholders in connection with a transaction resulting in a transfer of control of our company. Furthermore, we prepare quarterly financial statements in accordance with IFRS. We were included in the following indexes: (a) since 2005: IbrX-100 (Ãndice Brasil, Index Brazil), IGC (Ãndice de Ações com Governança Corporativa Diferenciada, Special Corporate Governance Index), ITAG (Ãndice de Ações com Tag Along Diferenciado, Special Tag Along Stock Index) and MSCI (Morgan Stanley Capital International Index), (b) since 2006: IbrX-50 (Ãndice Brasil 50, Index Brazil 50): and (c) since 2007: Ãndice BM&FBOVESPA, all of which reflect our increased market capitalization and liquidity of our preferred shares.

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

Trading on the BM&FBOVESPA by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares underlying the ADSs must, on behalf of the depositary for the ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions or upon the disposition of the shares and sales proceeds thereof. If you exchange your ADSs for preferred shares, you will be entitled to continue to rely on the custodian’s electronic foreign capital registration for five business days after the exchange. Thereafter, you may not be able to obtain and remit abroad non-Brazilian currency upon the disposition of or distributions relating to the preferred shares and will be subject to a less favorable tax treatment on gains with respect to the preferred shares, unless you obtain a new electronic foreign capital registration in your own name. See “Item 10.B. Memorandum and Articles of Association—Description of Capital Stock—Regulation of Foreign Investment.”

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

CVM Rule No. 480, as amended, provides for periodical information that shall be submitted to the market. For instance the submission of the following documents: (i) financial statements, (ii) standard form and (iii) Formulário de Referência, an annual report that replaced IAN.

The Formulário de Referência shall be annually presented until the fifth month following the termination of the fiscal year. Additionally, whenever the company decides to make a public offering, an updated Formulário de Referência shall be filed. In addition, category A issuers, which includes us, shall always update their Formulário de Referência within seven business days from the occurrence of one of the following events:

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

Description of Capital Stock

General

As of December 31, 2015, our capital structure consisted of 5,035,037,140 common shares and 203,383,968 preferred shares, each with no par value. We are a stock corporation (sociedade anônima) incorporated under the laws of Brazil. In 2015, we had a capital increase of R$461.3 million, represented by 64,065,611 preferred shares, in connection with the subscription by Volluto and Delta.

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

Issued Share Capital

Under our by-laws, our authorized capital as of December 31, 2015 was R$4.0 billion, and can be increased by the issuance of preferred or common shares, after approval by our board of directors. Our shareholders must approve any capital increase that exceeds our authorized capital. Under our by-laws and the Brazilian corporation law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their holdings. See “Description of Capital Stock—Preemptive Rights.”

Regulation of Foreign Investment

There are no general restrictions on ownership of our preferred shares or common shares by individuals or legal entities domiciled outside Brazil, except for those regarding airline companies (see “Item 4B. Business Overview—Regulation of the Brazilian Civil Aviation Market” ). However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank.

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

Amounts invested in our preferred shares by a non-Brazilian holder who qualifies under Resolution 2,689 and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our preferred shares. The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal or (ii) if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average rates quoted by the Central Bank on these dates.

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

If the shareholder does not qualify under Resolution No. 2,689 by registering with the CVM and the Central Bank and appointing a representative and a custodian in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution No. 2,689, residents in a Low or Nil Tax Jurisdiction are subject to less favorable tax treatment than other foreign investors. See “Taxation—Material Brazilian Tax Considerations.”

Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. There can be no assurance that the Brazilian government will not impose similar restrictions on foreign repatriations. See “Item 3. Risk Factors—Risks Relating to Brazil.”

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

In the event of a capital increase which would reduce the proportion of capital represented by preferred shares, holders of ADSs or preferred shares would have preemptive rights to subscribe for preferred shares, in proportion to their shareholdings, and for common shares, only to the extent necessary to prevent dilution of their equity participation. (See “Risks Relating to the ADSs and Our Preferred Shares - Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares” ). Our by-laws provide that our board of directors may, within the limit of our authorized capital, withdraw preemptive rights to existing shareholders in connection with an increase in share capital through sale in stock exchanges, public offerings or public exchange offers. In addition, Brazilian corporation law provides that the granting or exercise of stock options pursuant to certain stock option plans is not subject to preemptive rights.

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

Holders of preferred shares are entitled to attend shareholders’ meetings and to participate in the discussions. The Brazilian corporation law provides that non-voting shares, such as preferred shares, may acquire voting rights if the company fails to distribute fixed or minimum dividends in connection with such shares for three consecutive fiscal years and will retain such voting rights until the distribution of such fixed or minimum dividends. (See “Risks Relating to the ADSs and Our Preferred Shares - Holders of the ADSs and our preferred shares may not receive any dividends” ).

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

An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year. Our shareholders may take the following actions, among others, exclusively at shareholders’ meetings:

•         election and dismissal of the members of our board of directors and our fiscal board, if the shareholders have requested the set-up of the latter;

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

American Depositary Receipts

Citibank, N.A., as depositary, has executed and delivered the ADRs representing our preferred shares. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. After our 1:10 ADS ratio change in February 2016, discussed below, each ADS represents ten preferred shares (or a right to receive ten preferred shares) deposited with the principal São Paulo office of Banco Itaú S.A., as custodian for the depositary in Brazil. Each ADS also represents any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADRs are administered is located at 399 Park Avenue, New York, New York 10043.

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

Commercial Sale Promise Agreement between Petrobras Distribuidora S.A. and VRG Linhas Aéreas S.A.

In 2015, we entered into a commercial sale promise agreement for the purchase of fuel from Petrobras Distribuidora. We agreed to purchase fuel exclusively from Petrobras Distribuidora in all of the airports where Petrobras Distribuidora maintains aircraft fueling facilities. Petrobras Distribuidora, in turn, agreed to provide us with all of our fuel needs in the supplying airports.

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

Gains assessed on the disposition of the preferred shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•         exempt from income tax, when assessed by a non-Brazilian holder that (i) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 4,373 (“4,373 Holder” ) and (ii) is not resident in a Low or Nil Tax Jurisdiction, as defined below; or

•         subject to income tax at a rate of 15% in any other case, including the gains assessed by a non-Brazilian holder that is not a 4,373 Holder and/or is a resident in a Low or Nil Tax Jurisdiction, as defined below. In these cases, a withholding income tax of 0.005% shall be applicable and can be offset with the eventual income tax due on the capital gain.

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

Although we believe that the best interpretation of the current tax legislation could lead to the conclusion that the above mentioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules, we cannot assure you whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a “privileged tax regime” provided by Law No. 11,727 will also apply to a Non-Brazilian Holder on payments of interest attributable to shareholders’ equity.

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

Tax on Bonds and Securities Transactions

Pursuant to Decree 6,306/07, the Tax on Bonds and Securities Transactions (“IOF/Bonds” ) may be imposed on any transactions involving bonds and securities even if the transactions are performed on a Brazilian stock exchange. The rate of IOF/Bonds applicable to transactions involving preferred or common shares is currently zero. In particular, the IOF/Bonds also levies at a zero percent rate on the transfer of shares traded on the Brazilian stock exchange with the purpose of the issuance of depositary receipts to be traded outside Brazil. The Brazilian government may increase such rate up to 1.5% per day, but only with respect to future transactions.

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

Material U.S. Federal Income Tax Consequences

The following discussion describes the material U.S. federal income tax consequences of purchasing, holding and disposing of our preferred shares or ADSs. This discussion applies only to beneficial owners of ADSs or preferred shares that are U.S. Holders (as defined below). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed Treasury Regulations, administrative pronouncements by the U.S. Internal Revenue Service, or IRS, and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations. This summary does not describe any state, local or non-U.S. tax law considerations or any aspect of U.S. federal tax law (such as the estate tax, gift tax, the alternative minimum tax or the Medicare tax on net investment income) other than income taxation. U.S. Holders should consult their own tax advisors regarding these matters.

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

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Rules.”

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

For U.S. federal income tax purposes, a U.S. Holder of an ADS will generally be treated as the beneficial owner of the preferred shares represented by the ADS. See “Material U.S. Federal Income Tax Consequences—Distributions on Preferred Shares or ADSs.”

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

Dividends paid by us generally will not be eligible for the dividends received deduction available under the Code to certain U.S. corporate shareholders. Subject to the above-mentioned concerns by the U.S. Treasury and certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. Holders (including individuals), with respect to the ADSs will be subject to taxation at a maximum rate of 20% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. Holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Our ADSs are listed on the New York Stock Exchange, and therefore the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or will remain readily tradable. Subject to the discussion of PFIC rules below, based upon the nature of our current and projected income, assets and activities, we do not believe the preferred shares or the ADSs have been (for our 2015 taxable year), nor do we expect them to be (for our 2016 taxable year), shares of a PFIC for U.S. federal income tax purposes.

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

Because our preferred shares will not be treated as “preferred stock” for purposes of Section 305 of the Code, distributions to U.S. Holders of additional shares of our “non-preferred stock” or preemptive rights relating to such “non-preferred stock” with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to U.S. federal income tax. However, if the holders of ADSs are restricted in their ability to participate in the exercise of preemptive rights, the distribution of preemptive rights may give rise to a deemed distribution to holders of the preferred shares under Section 305 of the Code. Any deemed distribution will be taxable as a dividend to the extent of our earnings and profits as discussed above.

Sale or Exchange or Other Taxable Disposition of Preferred Shares or ADSs

Deposits and withdrawals of preferred shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

A U.S. Holder who owns preferred shares or ADSs during any taxable year that we are a PFIC in excess of certain de minimums amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621. In addition, under certain circumstances, temporary regulations also require a “United States person” (as such term is defined under the Code) that indirectly owns preferred shares through another United States person to file Form 8621 for a taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of the preferred shares, or reports income pursuant to a mark-to-market election, as described below among other circumstances. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to our preferred shares or ADSs and the application of the recently enacted legislation to their particular situation.

If a Brazilian tax is withheld on the sale, exchange or other taxable disposition of a preferred share or ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Brazilian tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a preferred share or ADS generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a sale, exchange or other taxable disposition of a preferred share or ADS that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for an ADS or preferred share, as the case may be, that is not registered pursuant to Resolution No. 2,689, on which a Brazilian capital gains tax is imposed (see above under “Material Brazilian Tax Considerations—Taxation of Gains” ), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources in the appropriate income category. Alternatively, if available, the U.S. Holder may take a deduction for the Brazilian tax if it does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued during the taxable year.

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

If we are deemed to be a PFIC for a taxable year, dividends on our ADSs would not be “qualified dividend income” subject to preferential rates of Unites States federal income tax, as described above. See “— Distributions on Preferred Shares or ADSs.”

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

“Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S. $50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their U.S. Federal income tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to our preferred shares or ADSs and the application of this legislation to their particular situation.

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

ITEM 11.    Quantitative and Qualitative Disclosures about Market Risk

The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes to the price of fuel, the real/U.S. dollar exchange rate and interest rates. We purchase jet fuel at prevailing market prices, but seek to manage market risk through execution of a documented hedging program. We incur a portion of our operating costs and expenses in U.S. dollars. We have a fleet of 144 aircraft, 98 of which were under operating leases, 46 were under finance leases and three were owned by us. However, fixed rate leases are not considered market sensitive financial instruments and, therefore, are not included in the interest rate sensitivity analysis below.

Aircraft Fuel

Our results of operations are affected by changes in the price of aircraft fuel required to operate our aircraft fleet. To manage the price risk, we have entered, and my enter in the future, into crude oil and heating oil derivative contracts in the past. And we actually utilize crude oil and heating oil contracts with our supplier in our functional currency. All existing contracts settle on a monthly basis and we do not purchase or hold instruments for trading purposes. At December 31, 2015, we had fuel hedge derivatives of 31.7% of our expected fuel consumption from January 2016 to March 2016. We acquire substantially all of our fuel from one supplier.

Foreign Currencies

A significant part of our operating costs and expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. In addition, a portion of our debt, all of our finance leases and some of our cash and cash equivalents and short-term investments are also denominated in U.S. dollars. To manage exchange rate risk, we enter into derivative contracts to protect against a possible depreciation of the realin relation to the U.S. dollar. At December 31, 2015, we had U.S. dollar currency derivative contracts outstanding to hedge 12.9% of our expected operational expenses in the next 3 months exposure linked to the U.S. dollar. As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation or depreciation of the realagainst the U.S. dollar would have resulted in a decrease or an increase, in our results of operations, respectively, of (i) approximately R$732.0 million in our financial results with exchange rate variation, due to our net exposure to foreign currencies of R$7,319.6 million as of December 31, 2015, and (ii) approximately R$127.0 million in aircraft rent, as a result of our commitments for 2016 with non-cancelable operating lease contracts, which are not registered in the statements of financial position, of R$1,270.3 million as of December 31, 2015.

Interest Rates

Our results are affected by changes in interest rates mainly due to the impact those changes have on interest expense from variable-rate leasing contracts. At December 31, 2015, leases for eight aircraft had floating-rate rent payments. A hypothetical 10% increase or decrease in international market interest rates in 2015 would have resulted in an increase or a decrease, respectively, in our aircraft financial leasing expenses of R$25.7 million. These amounts are determined considering the effects of the hypothetical international interest rates on our variable-rate leasing contracts at December 31, 2015.

ITEM 12.    Description of Securities other than Equity Securities

A.      American Depositary Shares

In the United States, our preferred shares trade in the form of ADS. The ADSs commenced trading on the NYSE on June 24, 2004. Since February 2016, each ADS represents ten preferred shares, issued by Citibank, N.A., as Depositary pursuant to a Deposit Agreement.

We do not treat ADR holders as our shareholders and ADR holders have no shareholder rights. Brazilian law governs shareholder rights. The depositary is the holder of the preferred shares underlying the ADSs. Holders of ADRs have ADR holder rights

ADR Ratio Change

On October 26, 2015, we were informed by the New York Stock Exchange that we were not in compliance with NYSE’s continued listing standard that require average closing prices of listed securities not fall below US$1.00 per share for any consecutive 30 trading-day period.

On February 26, 2016, we received the approval from CVM to change the ratio of our ADSs to preferred shares from one ADS to one preferred share to one ADS to ten preferred shares.

On April 1, 2016, we received a letter from  NYSE confirming that the average stock price for the 30-trading days ended March 31, 2016 indicated that the our stock price was above NYSE’s minimum requirement of US$1.00 based on a 30-trading day average and no longer was being considered below the US$1.00 continued listing criterion.

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

Reimbursement of Fees Incurred in 2015

During 2015 we received US$0.6 million from the depositary for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013). Based on this assessment, management believes that, as of December 31, 2015, the our internal control over financial reporting is effective based on those criteria.

Attestation Report of the Independent Registered Public Accounting Firm. The effectiveness of internal controls over financial reporting as of December 31, 2015 has been audited by Ernst & Young Auditores Independentes S.S., or EY, the independent registered public accounting firm who also audited our consolidated financial statements for the year then ended. EY’s report on the our internal controls over financial reporting is included herein.

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

ITEM 16C.   Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our principal accountants during the fiscal years ended December 31, 2014 and 2015. Ernst & Young Auditores Independentes S.S. has been our principal accountant for the fiscal years ended December 31, 2015 and 2014:

	2014	2015
	(in thousands of R$)
Audit Fees	4,752.4	4,330.8
Audit-Related Fees	669.9	980.8
Tax Fees	-	-
All Other Fees	-	-
Total	5,422.3	5,311.6

Audit Fees

Audit fees include the audit of our consolidated annual financial statements and internal controls, the audit of our IFRS financial statements, review of our quarterly reports and required statutory audits and regulatory filings such as the formulário de referência.

Audit-Related Fees

Audit-related fees include fees for the preparation and issuance of comfort letters in connection with our notes offering, due diligence and assurance of our sustainability report.

Tax Fees

There were no tax advisory services provided by our principal accountant in 2015 and 2014.

All Other Fees

There were no other services provided by our principal accountants in 2015 and 2014.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by our principal accountant. Any services provided by our principal accountant that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2014 and 2015, none of the fees paid to EY were approved pursuant to the de minimis exception.

ITEM 16D.   Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.   Change in Registrant’s Certifying Accountant

None.

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

Under the Brazilian corporation law, the fiscal board may not contain members that (i) are on our board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company or (iv) are spouses or relatives of any member of our management, up to the third degree. Our by-laws provide for a non-permanent fiscal board to be elected only by our shareholders’ request at a general shareholders’ meeting. The fiscal board, when elected, will be comprised of a minimum of three and a maximum of five members and an equal number of alternate members. In 2015 and 2014, our shareholders did not request the election of a fiscal board.

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

4.1	* +	Agreement, dated as of April 15, 2015, between the Registrant and Petrobras Distribuidora S.A., including Amendment 1 thereto.
4.2

Navitaire Hosted Services Agreement, dated May 1, 2004, between Navitaire Inc. and Gol Transportes Aéreos S.A., including amendments 1 through 7 thereto incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2006, as filed on February 28, 2007.

4.3

Amendments 8 through 10 to Navitaire Hosted Services Agreement between Navitaire Inc. and Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

4.4

Amendments 11 through 15 to Navitaire Hosted Services Agreement, between Navitaire Inc. and Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2008, as filed on May 8, 2009.

4.5

Amendments 16 and 17 to Navitaire Hosted Services Agreement between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 31, 2010.

4.6

Amendments 18 through 20 to Navitaire Hosted Services Agreement between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

4.7

Amendment 21 to Navitaire Hosted Services Agreement between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2011, as filed on April 11, 2012.

4.8

Amendments 22 through 26 to Navitaire Hosted Services Agreement between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.

4.9

Amendments 27 through 29 to Navitaire Hosted Services Agreement between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 28, 2014.

4.10

Amendments 30 through 34 to Navitaire Hosted Services Agreement between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A. , incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2014, as filed on April 30, 2015.

4.11	* +	Amendments 35, 36 and 38 to Navitaire Hosted Services Agreement between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A.
4.12

Aircraft Purchase Agreement, dated as of May 17, 2004 between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed June 1, 2004, as amended on June 17, 2004 and June 23, 2004, File No. 333-116054.

4.13

Supplemental Agreements 1 through 4 to Purchase Agreement, dated as of May 17, 2004, between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Registration Statement on Form F-1, filed March 28, 2004, as amended on April 11, 2005 and April 26, 2005, File No. 333-123625.

4.14

Supplemental Agreements 5 through 9 to Purchase Agreement, dated as of May 17, 2004, between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2005, as filed on March 20, 2006 and as amended on May 2, 2006.

4.15

Supplemental Agreements 10 and 11 to Purchase Agreement, dated as of May 17, 2004, between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2006, as filed on February 28, 2007.

4.16

Supplemental Agreements 12 and 13 to Purchase Agreement, dated as of May 17, 2004, between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

4.17

Supplemental Agreement 14 to Purchase Agreement, dated as of May 17, 2004, between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2008, as filed on May 8, 2009.

4.18

Supplemental Agreements 15 through 17 to Purchase Agreement, dated as of May 17, 2004, between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on March 31, 2010.

4.19

Supplemental Agreements 18 through 20 to Purchase Agreement, dated as of May 17, 2004, between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

4.20

Supplemental Agreement 21 to Purchase Agreement, dated as of May 17, 2004, between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.

4.21

Supplemental Agreements 22 through 24 to Purchase Agreement, dated as of May 17, 2004, between Gol Transportes Aéreos S.A. and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 25, 2014.

4.22	* +	Supplemental Agreements 25 and 26 to Purchase Agreement, dated as of May 17, 2004, between Gol Transportes Aéreos S.A. and The Boeing Company.
4.23

Aircraft Purchase Agreement, dated as of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.

4.24

Supplemental Agreements 1 and 2 to the Aircraft Purchase Agreement, dated as of October 1, 2012 between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 28, 2014.

4.25	* +	Supplemental Agreements 3 through 5 to the Aircraft Purchase Agreement, dated as of October 1, 2012 between GAC Incorporated and The Boeing Company.
8.1	*	List of Subsidiaries.
12.1	*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
12.2	*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
13.1	*	Section 1350 Certification of Chief Executive Officer.
13.2	*	Section 1350 Certification of Chief Financial Officer.
*		Filed herewith.
+		Certain portions of the exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

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

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:               /s/ Edmar Prado Lopes Neto
Name:         Edmar Prado Lopes Neto
Title:           Chief Financial Officer

Dated: April 28, 2016

GOL Linhas Aéreas Inteligentes S.A.

Consolidated financial statements

December 31, 2015, 2014 and 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

We have audited the accompanying consolidated statements of financial position of Gol Linhas Aéreas Inteligentes S.A. (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for the years ended December 31, 2015 and 2014, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Gol Linhas Aéreas Inteligentes S.A.'s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2016 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

Luiz Carlos Passetti
Accountant CRC-1SP144343/O-3

São Paulo, Brazil

April 28, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP, Brazil

We have audited the accompanying consolidated statements of operations, comprehensive loss, changes in shareholder´s equity, and cash flows of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries (the "Company") for the year ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated statements of operations, comprehensive loss, changes in shareholder´s equity, and cash flows present fairly, in all material respects, the results of operations of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries and their cash flows for the year ended December 31, 2013, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 25, 2014 (April 30, 2015, as to the effects of the stock split described in Note 13 to the financial statements)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

We have audited Gol Linhas Aéreas Inteligentes S.A.’s (the “Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Gol Linhas Aéreas Inteligentes S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Gol Linhas Aéreas Inteligentes S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2015 and 2014 and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the years ended December 31, 2015 and 2014 and our report dated April 28, 2016 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

Luiz Carlos Passetti
Accountant CRC-1SP144343/O-3

São Paulo, Brazil

April 28, 2016

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of financial position

As of December 31, 2015 and 2014

(In thousands of Brazilian Reais - R$)

	Note	12/31/2015	12/31/2014

Current assets
Cash and cash equivalents	3	1,072,332	1,898,773
Short-term investments	4	491,720	296,824
Restricted cash	5	59,324	58,310
Trade receivables	6	462,620	352,284
Inventories	7	199,236	138,682
Recoverable taxes	8.1	58,074	81,245
Derivatives	27	1,766	18,846
Other current assets		116,494	141,234
		2,461,566	2,986,198

Noncurrent assets
Deposits	9	1,020,074	793,508
Restricted cash	5	676,080	273,240
Recoverable taxes	8.1	73,385	70,334
Deferred taxes	8.2	107,788	486,975
Other noncurrent assets		39,861	41,689
Investments	12	18,424	8,483
Property, plant and equipment	14	4,256,614	3,602,034
Intangible assets	15	1,714,605	1,714,186
		7,906,831	6,990,449

Total assets		10,368,397	9,976,647

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of financial position

As of December 31, 2015 and 2014

(In thousands of Brazilian Reais - R$)

	Note	12/31/2015	12/31/2014
Liabilities and equity
Current liabilities
Short-term debt	16	1,396,623	1,110,734
Suppliers		900,682	686,151
Salaries	17	250,635	255,440
Taxes payable	18	118,957	100,094
Landing fees		313,656	315,148
Advance ticket sales	19	1,206,655	1,101,611
Mileage program	20	770,416	220,212
Advances from customers		13,459	3,196
Provisions	21	206,708	207,094
Derivatives	27	141,443	85,366
Other current liabilities		222,774	127,600
		5,542,008	4,212,646
Noncurrent liabilities
Long-term debt	16	7,908,303	5,124,505
Provisions	21	663,565	278,566
Mileage program	20	221,242	559,506
Deferred taxes	8.2	245,355	-
Taxes payable	18	39,054	34,807
Other noncurrent liabilities		71,310	99,591
		9,148,829	6,096,975

Equity
Capital stock	22	3,080,110	2,618,748
Advance for future capital increase		-	51
Share issuance costs		(155,223)	(150,214)
Treasury shares		(22,699)	(31,357)
Capital reserves		98,861	103,366
Share-based payments reserve	11	103,126	93,763
Equity valuation adjustments		(178,939)	(138,713)
Gains on change in investment		690,379	687,163
Accumulated losses		(8,162,077)	(3,701,194)
Equity (deficit) attributable to equity holders of the parent		(4,546,462)	(518,387)

Non-controlling interests		224,022	185,413
Total equity (deficit)		(4,322,440)	(332,974)

Total liabilities and equity (deficit)		10,368,397	9,976,647

The accompanying notes are an integral part of these consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of operations

For the years ended of December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except loss per share)

	Note
		2015	2014	2013
Net revenue
Passenger		8,583,388	9,045,831	8,122,161
Cargo and other		1,194,619	1,020,383	834,051
	23	9,778,007	10,066,214	8,956,212
Operating costs and expenses
Salaries		(1,580,531)	(1,374,096)	(1,333,462)
Aircraft fuel		(3,301,368)	(3,842,276)	(3,610,821)
Aircraft rent		(1,100,086)	(844,571)	(699,193)
Aircraft insurance		(29,791)	(22,411)	(20,222)
Sales and marketing		(617,403)	(667,372)	(516,061)
Landing fees		(681,378)	(613,153)	(566,542)
Aircraft, traffic and mileage servicing		(1,019,833)	(747,447)	(599,480)
Maintenance, materials and repairs		(603,925)	(511,045)	(460,807)
Depreciation and amortization		(419,691)	(463,296)	(560,966)
Other operating expenses		(603,837)	(473,115)	(322,674)
		(9,957,843)	(9,558,782)	(8,690,223)

Equity results	12	(3,941)	(2,490)	-
Income (loss) before financial expense, net and income taxes		(183,777)	504,942	265,989

Financial expense, net
Financial income		332,567	407,716	602,524
Financial expenses		(1,328,891)	(1,429,131)	(1,031,644)
Exchange rate variation, net		(2,266,999)	(436,207)	(490,096)
	24	(3,263,323)	(1,457,622)	(919,216)

Loss before income taxes		(3,447,100)	(952,680)	(653,227)

Current income taxes		(196,140)	(120,784)	(96,807)
Deferred income taxes		(648,000)	(43,817)	25,444
	8.2	(844,140)	(164,601)	(71,363)
Net loss for the year		(4,291,240)	(1,117,281)	(724,590)

Net loss attributable to equity holders of the parent		(4,460,883)	(1,246,169)	(796,547)
Net loss attributable to non-controlling interests		169,643	128,888	71,957

Weighted average number of outstanding shares in relation to basic loss per common share (in thousands)		5,035,037	5,035,037	5,035,037
Weighted average number of outstanding shares in relation to basic loss per preferred share (in thousands)		158,285	134,151	132,780

Basic loss per common share	13	(0.422)	(0.128)	(0.082)
Basic loss per preferred share	13	(14.764)	(4.482)	(2.879)
Diluted loss per common share	13	(0.422)	(0.128)	(0.082)
Diluted loss per preferred share	13	(14.764)	(4.482)	(2.880)

The accompanying notes are an integral part of these consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of comprehensive loss

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$)

	Note	2015	2014	2013

Net loss for the year		(4,291,240)	(1,117,281)	(724,590)

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods	27
Cash flow hedges		(60,949)	(182,653)	76,395
Tax effect		20,723	62,102	(25,975)
		(40,226)	(120,551)	50,420

Total comprehensive loss for the year		(4,331,466)	(1,237,832)	(674,170)

Comprehensive loss for the year attributable to:
Equity holders of the parent		(4,501,109)	(1,366,720)	(746,127)
Non-controlling interests		169,643	128,888	71,957

A roll forward of other comprehensive loss in total unrealized gains (losses) for the years ended December 31, 2015, 2014 and 2013 is as follows:

	Cash flow hedges	Income tax	Total unrealized gain (losses)
Balances as of December 31, 2012	(103,912)	35,330	(68,582)
Realized income (losses) from financial instruments transferred to net loss for the year	(25,358)	8,622	(16,736)
Fair value variation	101,753	(34,597)	67,156
Balances as of December 31, 2013	(27,517)	9,355	(18,162)

Realized income (losses) from financial instruments transferred to net loss for the year	417,437	(141,929)	275,508
Fair value variation	(600,090)	204,031	(396,059)
Balances as of December 31, 2014	(210,170)	71,457	(138,713)

Realized income (losses) from financial instruments transferred to net loss for the year	66,253	(22,526)	43,727
Fair value variation	(127,201)	43,248	(83,953)
Balances as of December 31, 2015	(271,118)	92,179	(178,939)

The accompanying notes are an integral part of these consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of changes in equity

For the years ended of December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$)

						Capital reserves
	Note	Capital stock	Advance for future capital increase	Share issuance cost	Treasury shares	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Share- based payment	Unrealized hedge gain (losses)	Gains on change in investment	Accumu-lated losses	Total attributable to equity holders of the parent	Non- controlling interests	Total equity (deficit)
Balances as of December 31, 2012		2,499,689	-	(145,279)	(35,164)	32,200	29,187	79,255	(68,582)	-	(1,658,478)	732,828	-	732,828
Other comprehensive income (loss), net		-	-	-	-	-	-	-	50,420	-	-	50,420	-	50,420
Net loss for the year		-	-	-	-	-	-	-	-	-	(796,547)	(796,547)	71,957	(724,590)
Stock options exercised		1,885	-	-	-	-	-	-	-	-	-	1,885	-	1,885
Share-based payments		-	-	-	-	-	-	6,183	-	-	-	6,183	905	7,088
Gains on change in investment		-	-	-	-	-	-	-	-	611,130	-	611,130	484,642	1,095,772
Dividends and interest attributable to shareholders’ equity		-	-	-	-	-	-	-	-	-	-	-	(21,080)	(21,080)
Capital reserves		-	-	-	-	-	41,792	-	-	-	-	41,792	31,150	72,942
Treasury shares sold		-	-	-	3,048	187	-	-	-	-	-	3,235	-	3,235
Balances as of December 31, 2013		2,501,574	-	(145,279)	(32,116)	32,387	70,979	85,438	(18,162)	611,130	(2,455,025)	650,926	567,574	1,218,500
Other comprehensive income (loss), net		-	-	-	-	-	-	-	(120,551)	-	-	(120,551)	-	(120,551)
Net loss for the year		-	-	-	-	-	-	-	-	-	(1,246,169)	(1,246,169)	128,888	(1,117,281)
Stock options exercised		771	51	-	-	-	-	-	-	-	-	822	2,346	3,168
Capital decrease in subsidiary		-	-	-	-	-	-	-	-	-	-	-	(456,144)	(456,144)
Share-based payments	22	-	-	-	-	-	-	9,084	-	-	-	9,084	1,254	10,338
Capital increase	22	116,403	-	-	-	-	-	-	-	-	-	116,403	-	116,403
Share issuance costs		-	-	(4,935)	-	-	-	-	-	-	-	(4,935)	-	(4,935)
Gains on change in investment		-	-	-	-	-	-	-	-	2,063	-	2,063	1,411	3,474
Gains on investment sold - G.A.		-	-	-	-	-	-	-	-	73,970	-	73,970	37,949	111,919
Dividend paid		-	-	-	-	-	-	-	-	-	-	-	(67,409)	(67,409)
Dividends declared		-	-	-	-	-	-	-	-	-	-	-	(15,740)	(15,740)
Interest attributable to shareholders’ equity		-	-	-	-	-	-	-	-	-	-	-	(14,716)	(14,716)
Restricted shares transferred		-	-	-	759	-	-	(759)	-	-	-	-	-	-
Balances as of December 31, 2014		2,618,748	51	(150,214)	(31,357)	32,387	70,979	93,763	(138,713)	687,163	(3,701,194)	(518,387)	185,413	(332,974)
Other comprehensive income (loss), net		-	-	-	-	-	-	-	(40,226)	-	-	(40,226)	-	(40,226)
Net loss for the year		-	-	-	-	-	-	-	-	-	(4,460,883)	(4,460,883)	169,643	(4,291,240)
Stock options exercised	22	89	(51)	-	-	-	-	-	-	-	-	38	3,737	3,775
Capital increase	22	461,273	-	-	-	-	-	-	-	-	-	461,273	-	461,273
Share issuance costs		-	-	(5,009)	-	-	-	-	-	-	-	(5,009)	-	(5,009)
Share-based payments		-	-	-	-	-	-	13,516	-	-	-	13,516	836	14,352
Gains on change in investment		-	-	-	-	-	-	-	-	3,216	-	3,216	1,215	4,431
Restricted shares transferred		-	-	-	8,658	(4,505)	-	(4,153)	-	-	-	-	-	-
Interest attributable to shareholders’ equity		-	-	-	-	-	-	-	-	-	-	-	(17,566)	(17,566)
Dividends declared		-	-	-	-	-	-	-	-	-	-	-	(119,256)	(119,256)
Balances as of December 31, 2015		3,080,110	-	(155,223)	(22,699)	27,882	70,979	103,126	(178,939)	690,379	(8,162,077)	(4,546,462)	224,022	(4,322,440)

The accompanying notes are an integral part of these consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Statements of cash flows

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$)

	2015	2014	2013
Operating activities
Net loss for the year	(4,291,240)	(1,117,281)	(724,590)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	419,691	463,296	560,966
Allowance for doubtful accounts	39,287	17,143	4,389
Provisions for legal proceedings	44,460	12,245	21,125
Provision (reversal) for inventory obsolescence	(414)	631	(5,364)
Deferred taxes	648,000	43,817	(25,444)
Equity results	3,941	2,490	-
Share-based payments	14,352	10,338	7,088
Exchange and monetary variations, net	1,723,441	636,637	598,592
Interest on debt and finance leases	600,410	446,636	248,843
Unrealized hedge results	18,475	15,901	(28,872)
Provision for profit sharing	10,633	27,000	51,950
Mileage program	-	-	163,013
Write-off property, plant and equipment and intangible assets	25,069	5,418	19,453
Transaction effect between shareholders	-	(366)	-
Impairment losses	-	-	16,023
	(743,895)	563,905	907,172
Changes in assets and liabilities:
Trade receivables	(149,623)	(44,606)	(3,545)
Short-term investments	309,749	1,019,303	(570,589)
Inventories	(60,140)	(22,169)	26,259
Deposits	21,077	138,561	(116,336)
Insurance and tax recoverable	736	(21,478)	1,414
Other assets	26,568	(8,969)	3,514
Suppliers	210,474	183,231	22,734
Advance ticket sales	105,044	(118,191)	396,612
Mileage program	211,940	127,493	-
Advances from customers	10,263	(168,210)	77,809
Salaries	(15,438)	(5,144)	(25,884)
Landing fees	(1,492)	43,814	30,595
Tax obligations	233,930	125,789	115,187
Derivatives	(6,267)	(67,199)	49,404
Provisions	(61,386)	(151,423)	(159,909)
Other assets (liabilities)	71,321	85,899	(12,658)
Interest paid	(548,773)	(427,698)	(257,283)
Income taxes paid	(213,555)	(123,716)	(80,615)
Net cash flows (used in) from operating activities	(599,467)	1,129,192	403,881
Investing activities
Restricted cash	(403,854)	(77,094)	(29,932)
Short-term investments	(254,416)	(160,510)	-
Dividends received from subsidiary	1,302	-	-
Investment acquisition	-	(25,791)	-
Investment sale, net of tax effects	-	65,703	-
Advances for property, plant and equipment acquisition, net	(167,646)	11,566	-
Cash from merger	-	-	13
Property, plant and equipment	(391,731)	(199,176)	(237,982)
Intangible assets	(42,812)	(46,308)	(51,035)
Net cash flows used in investing activities	(1,259,157)	(431,610)	(318,936)
Financing activities
Loan funding, net of issuance costs	2,468,531	2,152,544	403,984
Loan payments	(1,632,039)	(1,797,308)	(437,784)
Finance lease payments	(409,519)	(255,903)	(238,850)
Dividends and interest attributable to shareholders’ equity	-	-	(21,080)
Proceeds from sale of treasury shares	-	-	3,235
Advances for future capital increase	-	-	-
Capital increase on subsidiary by non-controlling interests	-	-	1,095,772
Capital decrease on subsidiary to non-controlling interests	-	(456,144)	-
Shares to be issued	-	51	-
Capital increase	465,048	119,520	1,885
Share issuance cost	(5,009)	(4,935)	-
Interest attributable to shareholders’ equity paid by subsidiary to non-controlling interests	(17,566)	-	-
Dividend paid by subsidiary to non-controlling interests	(119,256)	(67,409)	-
Net cash flows from (used in) financing activities	750,190	(309,584)	807,162
Foreign exchange variation on cash held in foreign currencies	281,993	(124,872)	(32,011)
Net increase in cash and cash equivalents	(826,441)	263,126	860,096

Cash and cash equivalents at beginning of the year	1,898,773	1,635,647	775,551
Cash and cash equivalents at the end of the year	1,072,332	1,898,773	1,635,647

The accompanying notes are an integral part of these consolidated financial statements.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.      1. General information

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

Additionally, the Company is the direct parent Company of the wholly-owned subsidiaries GAC Inc. (“GAC”), Gol Finance Inc. (“Gol Finance”), Gol LuxCo S.A. (“Gol LuxCo”), Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”) and indirect parent Company of Webjet Linhas Aéreas S.A. ("Webjet").

The Company’s registered office is at Praça Comandante Linneu Gomes, s/n, concierge 3, building 24, Jardim Aeroporto, São Paulo, Brazil.

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

1.1 Short-term business plan

The Company has in recent years faced a challenging scenario, which has negatively affected its results, liquidity and capital structure. This scenario included: slowdown of the Brazilian economy, sharp devaluation of the real, decrease in demand, industry overcapacity, operating cost increases, ratings decline and accumulative losses.

In response, the Company embarked on a series of initiatives to comprehensively address its liquidity and capital structure concerns.

The initiatives in the first months of 2016 include:

•          Fleet reduction. In early 2016, the Company returned five aircraft under finance leases, two of them outright and the other three under sale and leaseback agreements, and sold its rights to three aircraft deliveries from Boeing in 2016, which originally would have replaced outgoing fleet aircraft;

•         Operating cost reductions. The Company implemented various operating cost-saving initiatives, including overhead reductions, introduction of part-time employees to offset reduced demand during low seasons and renegotiations with suppliers;

•         Advance ticket sales. On February 26, 2016, VRG entered into a miles and tickets purchase agreement with Smiles, totaling up to R$1.0 billion, providing for advance ticket sales to Smiles in various tranches through June 30, 2017. The first tranche, of R$376.0 million, was disbursed by Smiles in February 2016 and the remaining tranches are conditioned upon certain other additional cost-savings;

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

•         Route network changes. In March 2016, the Company changed its route network to focus on more profitable routes; the Company expects to reduce by year-end the number of take-offs and seats by 15% to 18% and the number of ASKs by 5% to 8%. As a result of this change, the Company suspended flights to eight destinations and expect to reduce its fleet by approximately 15% by year-end;

•         Supplier discussions. The Company began discussions with key suppliers to reduce costs and adjust to the new network and fleet profiles. For example, in the first quarter of 2016, the Company revised its delivery schedule with Boeing so that it will not receive any new aircraft until mid-2018;

•         Leasing contract negotiations. The Company engaged SkyWorks Capital and began discussions with all its lessors to renegotiate certain commercial terms of lease agreements, including returning aircraft, deferring and reducing aircraft return cost obligations and reduced lease payments; and

•         Capital structure improvements. The Company engaged PJT Partners to advise in connection with measures to strengthen its capital structure and liquidity and to improve the profile of its debt. Additionally, PJT is advising the Company in connection with the U.S. dollar denominated unsecured bonds.

2.     2. Approval and summary of significant accounting policies applied in preparing the financial statements

The Company’s consolidated financial statements were authorized for issue by Management on April 28, 2016.

2.1. Compliance statement

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

2.2. Basis of preparation

These financial statements were prepared based on historical cost, except for certain financial assets and liabilities that are measured at fair value and investments measured using the equity method.

The Company's consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 were prepared based on the going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Except for Gol Dominicana, which the functional currency is U.S. dollar, the Company and its subsidiaries have the Real as their functional currency. The reporting currency of these financial statements is the Brazilian Real.

Certain comparative amounts were reclassified to conform to the current year presentation.

The summary of significant accounting policies adopted by the Company is as follows:

a)  Basis of consolidation

The consolidated financial statements comprise Gol Linhas Aéreas Inteligentes S.A., its direct and indirect subsidiaries, jointly controlled and associate, as presented below:

Entity	Date of constitution	Location	Operational activity	Type of control	% equity interest
					12/31/2015	12/31/2014
GAC	03/23/2006	Cayman Islands	Aircraft acquisition	Direct	100.0	100.0
Gol Finance	03/16/2006	Cayman Islands	Financial funding	Direct	100.0	100.0
Gol LuxCo	06/21/2013	Luxemburg	Financial funding	Direct	100.0	100.0
VRG	04/09/2007	Brazil	Flight transportation	Direct	100.0	100.0
Webjet	08/01/2011	Brazil	-	Indirect	100.0	100.0
Smiles	06/10/2012	Brazil	Frequent flyer program	Direct	54.1	54.3
Gol Dominicana	02/28/2013	Dominican Republic	Pre-operational phase	Direct	100.0	100.0
Jointly controlled:
SCP Trip	04/27/2012	Brazil	Flight magazine		60.0	60.0
Associate:
Netpoints	11/08/2013	Brazil	Frequent flyer program		21.2	21.2

The accounting policies were applied consistently in all the consolidated entities and are consistent with those used in previous years. All the transactions, balances, income and expenses between the consolidated entities are fully eliminated in the consolidated financial statements.

b)  Cash and cash equivalents

Cash and cash equivalents include bank deposits and short-term investments with maturities of three months or less (or with no restriction period for redemption) which have high liquidity and are readily convertible into an known amount of cash and have an insignificant risk of change in value.

c)  Short-term investments

Short-term investments are represented by financial investments with first-tier financial institutions and include exclusive investment funds.

d) Restricted cash

Restrict cash comprises deposits in guarantee and linked to securities, and short and long term debt.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

e)  Trade receivables

Trade receivables are measured based on cost, less allowances for doubtful accounts, which approximates its fair value, due to their short-term nature.

An allowance for doubtful accounts is recorded when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable through risk analysis and taking into account the historical analysis of the recovery of arrears. The allowance for doubtful receivables is the difference between the original book value and amount considered  recoverable. Provision is made for all accounts overdue for more than 90 days for installment sales, travel and cargo agencies, and 180 days in respect of airline partners. Additionally, in some cases, the Company performs an individual analysis of overdue balances.

f)   Inventories

Inventories are composed primarily of maintenance and spare parts and materials, and are stated at the lower of cost and net realizable value. The costs of inventories are determined under the average cost method and include expenses incurred in their acquisition and transportation to their current location. The provision for inventory obsolescence is recorded when losses are probable.

g)  Financial assets and liabilities

Financial assets

After initial recognition, these are measured in each balance sheet with the pre-defined classification, based on the purposes for which they were acquired or issued, as described below:

i.     Financial assets at fair value through profit or loss: include financial assets held for trading (i.e., acquired primarily for the purpose of sale in the short term) and financial assets designated upon initial recognition at fair value through profit or loss. Interest, inflation adjustment, foreign exchange changes and changes arising from the adjustment to fair value are recognized in profit or loss under financial income or financial expenses, when earned or incurred. The Company has cash equivalents, short-term investments and restricted cash classified under this category.

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

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

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

Derivatives: Changes on aircraft fuel, interest rate and foreign expose the Company and its subsidiaries to risks that may affect its financial performance. In order to mitigate these risks, the Company uses financial instruments that may or may not be designated as hedge accounting, and, if designated, are classified as cash flow hedges or fair value hedges.

•           Not designated as hedge accounting: the Company may use derivative financial instruments as not designated as hedge accounting when the objectives of the risk Management do not require such classification. The non-designated operations have movements in fair value  directly recognized in financial results.

•           Designated as cash flow hedge: hedge the income or expenses from the fluctuations on exchange rates. The effectiveness is based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items. The instruments are considered as effective when the fluctuation in the value of derivatives offsets between 80% and 125% the impact of the price fluctuation on the cost or expense of the hedged item. The balance of the actual fluctuations in the fair values of the derivatives are classified in equity (under “Other comprehensive income (loss”) and the ineffective gains or losses are recognized in profit or loss (under “Financial results”), until the revenue recognition or hedged expense under the same item of profit or loss in which the item is recognized.

•           Designated as fair value hedge: the fair value of the derivative financial instruments is determined based on available market information and valuation methodologies. The Company uses the international practices for fair value hedge accounting in counterpart under profit or loss, and possible changes in fair value of the asset or liability hedged that are attributable to the hedged risk. As of December 31, 2015, there were no fair value hedges agreements.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Derecognition: the Company writes off a financial asset only when the contractual rights to the cash flows from the asset expire, or transfers the asset and substantially all the risks and benefits of ownership to a third party. If the Company does not transfer nor retains substantially all the risks and benefits of ownership of the financial asset, but continues to control the transferred asset, the Company recognizes the participation retained and its liabilities on the values that it will have to pay. If the Company retains substantially all the risks and benefits of ownership of the financial asset transferred, the Company continues recognizing this asset. A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in profit or loss.

The hedge register is discontinued prospectively when the Company (i) cancel the hedge operation; (ii) the derivative matures or is sold, terminated, or exercised, or (iii) when no longer qualifies as hedge accounting.  If the operation is discontinued, any gains or losses previously registered and accumulated in equity in “Other comprehensive income (loss)” until that date are registered on statement of operations as the operation is registered. When the Company expects that the hedge operation no longer occurs, the accumulated and deferred gains or losses in equity are immediately registered in profit or loss, under the same line that was previously registered.

Offsetting of financial instruments: financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

h)  Deposits

Aircraft and engine maintenance deposits: refer to payments made in U.S. dollars by the Company to commercial lease companies to be used in future aircraft and engine maintenance work. The realization of these assets occurs substantially by  utilization of the deposits to pay the maintenance services and  the receipts of funds, according to the renegotiations with the lessors. The exchange rate variations arising from payments, net of uses for maintenance, are recognized as an expense or revenue in the financial results. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated financial position are recoverable.

Certain lease agreements establish that when the amounts previously used in maintenance services are lower than the amounts deposited, the existing deposits are not refundable. Any excess amounts retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense.

Additionally, the Company maintains agreements with some lessors to replace deposits by letters of credit, which can be claimed by the lessor if the aircraft maintenance does not occur as established with the scheduled review. Many of the aircraft lease agreements do not require maintenance deposits and have the letters of credit as a guarantee that the maintenance periods will be executed as scheduled. Until December 31, 2015, no letter of credit had been executed.

Deposits in guarantee and collaterals for lease agreements: the deposits in guarantee and collaterals are denominated in U.S. dollars, and are updated monthly by the foreign currency rate variation, with no interest and are reimbursable to the Company upon termination of the agreements.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

i)    Leases

In accordance with IAS 17 "Leases", leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee, or meet the following conditions:

i.              the lease transfers ownership of the asset to the lessee at the end of the lease agreement;

ii.             the lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable such that, at the inception of the lease, is reasonably certain that the option will be exercised;

iii.            the lease term is the most part of the economic asset life, even if the title is not transferred;

iv.           at the beginning of the lease, the present value of minimum lease payments represents substantially all the fair value of the leased asset;

v.            the leased assets are of such a specialized nature such that only the lessee can use them without major modifications.

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

Lease payments under operating leases are recognized as an expense on a straight-line basis over the lease term in “Aircraft leases”. Future payments are not recognized in the financial statements but are future commitments undertaken are presented on Note 26.

j)    Sale-leaseback transactions

Gains or losses related to sale-leaseback transactions classified as an operating lease after the sale are accounted as follows:

•      Immediately recorded in profit or loss when it is clear that the transaction is established at fair value;

•      If the sale price is below fair value, any profit or loss is immediately recognized as other (expense) income, however if the loss is compensated by future lease payments at below market price (the gains or losses are deferred and amortized in proportion to the lease payments during the period that the assets will be used);

•      In the event of the sale price being higher than the fair value of the asset, the value exceeding the fair value is deferred and amortized during the period when the asset is expected to be used. The amortization of the gain is recorded as a reduction in lease expenses.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The amount of deferred losses is registered as other current or noncurrent assets, and the amount of deferred gains is registered as other liabilities. The breakdown between short and long-term is in accordance with the lease term.

If the sale-leaseback transactions results in finance lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term. The Company did not enter into any sale-leaseback transaction that resulted in a financial lease during the years ended December 31, 2015, 2014 and 2013.

k)  Property, plant and equipment

Property, plant and equipment, including rotable parts, are recorded at acquisition or construction costs, including interest and other financial charges. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. The estimated useful life for property and equipment, for depreciation purposes, is disclosed in Note 14.

The estimated market value at the end of its useful life is a premise for measuring the residual value of the Company’s property, plant and equipment. Except for aircraft with purchase option at the end of the agreements, the other items have no residual value. The residual value and the useful life of assets are reviewed annually and adjusted, if necessary.

The carrying amount of the property, plant and equipment is analyzed in order to verify possible impairment losses when events or changes in circumstances indicate that the book amount is higher than the estimated recoverable amount.

A write-off of a property, plant and equipment item occurs after disposal or when there is no future economic benefits resulting from continued use of the asset. Any gains or losses on property, plant and equipment sales or write-offs are determined by the difference between the values received in the sale and the asset's book value, and are recognized in the statement of operations.

Additionally, the Company adopts the following treatment for the items below:

Advances for aircraft acquisition: refer to prepayments made based on the agreements entered into with Boeing for the purchase of Boeing 737-800 Next Generation and 737- MAX aircraft. The advances are recorded by historical exchange rate at the conversion date.

Lease agreements: assets held through finance leases, when the risks and rewards are transferred to the Company, the asset is registered on the balance sheet. At the beginning of the lease agreement, the Company registers the financial lease as asset and the liability at fair value, or, if lower, the present value of the minimum lease payments.

The leased asset is depreciated over the useful life of the asset. However, when the Company does not hold the certainty that will obtain the asset property at the end of the lease agreement, the asset is depreciated along with its expected useful life or the contractual lease term period, the lower of both.

The other engine and aircraft leases classified as operating leases and are registered as expenses on the statement of operations on a straight-line basis for the agreement maturity period.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Expenses due to aircraft and engine return: the Company registers provision for aircraft return based on the return requirements, considering the costs regarding the return conditions on engines held under operating leases as described in Note 14. After the initial recognition, the asset is linearly depreciated over the terms of the contract.

Capitalization of the costs from major maintenances: costs on major maintenance (including replacement and labor parts) are capitalized only when there is an extension of the estimated useful life of the engine. Such costs are capitalized and depreciated until the next major maintenance. Incurred costs that do not extend the useful life of the engine, or related to other components of the aircraft are recognized directly in profit or loss.

l)    Intangible assets

Intangible assets are non-monetary assets without physical property, whose book value of intangible assets with indefinite life is reviewed annually as to its recoverable amount, or when strong evidence of changes in circumstances indicates that the carrying amount may not be recoverable.

Goodwill: The goodwill value is tested annually by comparing the balance amount to fair value recoverable from the cash-generating units (VRG and Smiles). Management exercises considerable judgment to assess the impact of operating and macroeconomic changes in order to estimate the future cash flows and measure the recoverable amount of that asset.

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

Software: The costs related to the acquisition or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period on a straight-line basis in accordance with the software agreement.

m) Income taxes

The income tax and social contribution expenses are represented by the sum of current and deferred income taxes.

Current income taxes: the provision for income tax and social contribution is based on the taxable income. The provisions for income and social contribution taxes are calculated individually for each company in the group based on effective rates at the end of the year.

Deferred income taxes: deferred income taxes are recognized on temporary differences and net operating losses carryforward at the end of the reporting date between the balances of assets and liabilities recorded in the financial statements and their tax basis used in calculation of taxable income.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that is not probable that sufficient taxable income will be incurred to allow all or part of the deferred tax asset to be realized.

Deferred tax related to items recognized directly in equity also has its deferred tax recognized in equity and not in the statement of operations. Deferred tax items are recognized in accordance with the transaction that gave rise to deferred tax in other comprehensive income (loss) or directly in equity.

The tax credits from net operating losses carryforward are registered based on the future taxable income expected for each company, in accordance with legal limitations.

The forecasts of future taxable income are prepared based on the business plan, and are annually reviewed and approved by the Company’s Board of Directors.

n)  Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation.

Provision for aircraft return: for aircraft operating leases, the Company is contractually required to return the equipment in a predefined level of operational capability. In these cases, the Company accrues the cost of returning, since these are present obligations arising from past events that will generate future disbursements, whose measurement is made with reasonable assurance. These costs are primarily related to expenses of aircraft reconfiguration (interior and exterior), obtaining licenses and certifications techniques, painting, etc. according to return agreement clauses. The estimated cost is initially recorded at present value and the consideration of the provision for aircraft return is made under "Aircraft reconfigurations/overhauling" of property, plant and equipment (see Note 14). After initial recognition, the asset is depreciated on a straight-line basis and liabilities updated according to the discount rate with the result shown in financial result. Any changes in the estimated costs to be incurred are recorded prospectively.

Provision for engine return: the provision is estimated based on the minimum contractual conditions that the equipment must have when returned to the lessor, considering the historical costs incurred and the conditions of the equipment at the time of evaluation. These provisions are recorded in profit or loss from the time that the minimum contract requirements are reached and the next maintenance is scheduled for a date later than the date set for the return of the engine. The Company estimated the provision for engine return in accordance with the expenditure that is intended be incurred, and, when the effect of the money value over time is considerate relevant, the provision amount will be the present value of the expenses that are expected to settle the obligation. The agreement maturity will be based on the date that the return of aircraft leased is expected, i.e., or the lease term.

Provision for legal proceedings: Provisions are registered for all the lawsuits that represent probable loss according to its individual assessment, considering the estimated financial outflow. If the Company expects that some or all of the provision to be reimbursed, the reimbursement is registered as a separate asset. The expense related to any provision is presented in the statement of operations, net of any reimbursement.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

o)  Revenue recognition

The passenger revenue is recognized when air transportation services are actually provided to the passenger. Tickets sold but not yet used are recognized as advance ticket sales and correspond to deferred revenue from tickets sold to be transported in a future date, net of tickets that will expire in accordance with the Company’s expectations (breakage). Breakage consists of the statistical calculation, on a historical basis, of unused, expired tickets, i.e., passengers to be transported that have a high probability of not flying. The Company periodically records adjusted deferred revenues based on tickets which have actually expired.

Revenues from cargo shipment are recognized when transportation is provided. Other revenues include charter services, onboard sales services, tickets exchange rates, and other additional services, and are recognized when the service is provided.

p)  Deferred revenue

The "Smiles Loyalty Program" is designed to retain its customers through the grant of mile credits to its participants. The obligation created by the issuance of miles is measured based on the price that the miles were sold to its airline and non-airline partners, classified by the Company as the fair value of the transaction. The revenue recognition occurs when the miles are redeemed by the Smiles Program participants to exchange the rewards with its partners.

The Company’s policy is to cancel all miles held in the accounts of customers for longer than 3 years and 11 months. The associated value for mileage credits estimated to be cancelled is recognized as revenue. The Company calculates the expiration estimate and nonuse based on historical data. Future opportunities can significantly alter customer profile and the historical patterns. Such changes may result in material changes to the deferred revenue balance, as well as revenues recognized from that program.

In the consolidated financial statements, the revenue due to exchange of miles from the program and the flight tickets sales is only recognized when the flight transportation is provided.

q)  Share-based payments

Stock options: the fair value of stock options granted to executives is estimated at the grant date using the Black-Scholes pricing model and the expense is recognized in profit or loss during the period that the right is acquired (vesting period), based on estimates which granted shares will be acquired, with a corresponding entry in equity.

Restricted shares: the transfer of restricted shares to its beneficiaries is made at the end of three years from the grant date, provided that the recipient has maintained its employment during that period. This transfer takes place through treasury shares, whose value per share is determined by the market price on the date of transfer to the beneficiary. Gains related to differences in the fair value of the share at the grant date and the value on the date of transfer of restricted shares are recorded in equity in capital reserves under "Goodwill on transfer of shares".

The impact of the review of the amounts of the restricted shares or shares to be acquired in comparison with the original estimates, if any, is recognized in profit or loss, such as the cumulative expense reflects the revised estimate, with a corresponding adjustment in equity.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

r)   Segment information

The Company has two reportable segments, as described below:

Flight transportation: the operations are derived from VRG and consist in provide air transportation services and the major assets earning revenue are its aircraft. Other revenues primarily arise from cargo, excess baggage charges and cancellation fares, all directly attributable to flight transportation services.

Smiles loyalty program: the operations in this segment are represented by miles sales transactions to airline and non-airline partners. Under this context, the program management, marketing and rights of redemption of prizes and creating and managing the database of individuals and corporations.

s)   Foreign currency transactions

Transactions in foreign currencies are recorded at the exchange rate prevailing at the time that the transaction occurs. Monetary assets and liabilities denominated in foreign currencies are subsequently calculated based on the conversion using the exchange rate at the balance sheet date and differences resulting from the currency calculated based on conversion are recognized in profit or loss in financial results under “Exchange rate variation, net”.

t)    Main accounting estimates and assumptions adopted

The process of preparing these financial statements often requires that Management adopts assumptions, judgments and estimates that may affect the application of the policies and amounts of assets and liabilities, revenues and expenses. The actual results may differ from the adopted estimates, since such use historical experience and some assumptions that are believed to be appropriate under the circumstances. The reviews of accounting estimates are recognized in the same period in which the assumptions are reviewed and the effects are recognized on a prospective basis.

The estimates and assumptions that have a significant risk of material adjustments on the  amounts of assets and liabilities are discussed below:

Impairment of financial assets: the Company estimates any impairment losses at every balance sheet date, or when there are evidences that the carrying amounts may not be recoverable. Problems in repatriation or usage of financial assets in other countries are indicative for impairment tests.

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

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

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

Provision for legal proceedings: provisions are recorded for all lawsuits that represent probable losses, according to the loss probability, which includes the assessment of available evidence, including the legal consultants’ opinion, internal and external, the proceedings nature and past experiences. Additionally, the provisions are periodically reviewed and the management believes that the provisions recorded are sufficient, based on the probability of loss. However, significant changes in judicial decisions can have significant impacts on the Company’s financial statements.

Provision for aircraft return: the Company estimates the provision for aircraft returns considering the costs in accordance with returns conditions agreements as set out in the return conditions in the lease agreements.

Provision for engine return: the Company records the provision for engine return based on an estimate of the agreement obligation of each engine return and recorded in the statement of operations only in the period between the last maintenance and the date of return of the components.

Fair value measurement of financial instruments: when the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques, including the discounted cash flow model. The inputs to these models are based on observable markets, when possible; however, when this is not feasible, a degree of judgment is required in establishing fair values. Judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

2.2. New standards, amendments and interpretations

a)  Issued by the IASB, not effective until the date of these financial statements and have not been early adopted by the Company:

IFRS 9 Financial Instruments: In July 2014, the IASB issued the final version of IFRS 9 – “Financial Instruments”, that replaces the IAS 39 – “Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. The standard introduces new requirements on classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions. The adoption of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, not causing, however, any impact on the classification and measurement of financial liabilities.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

IFRS 15 Revenue from Contracts with Customers: IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. IFRS 15 applies to all revenue contracts and provides a model for the recognition and measurement of gains or losses on the sale of certain non-financial assets that are not related to the regular activities of the entity (i.e. real estate sales, installations and equipment or intangibles). Extensive disclosures are also required by this standard. This Statement shall be applied for annual periods beginning on or after January 1, 2017, with earlier application permitted.

IFRS 16 Leases: In January 2016, the IASB issued the final version of IFRS 16 – “Leases", which establishes the principles for recognition, measurement, presentation and disclosure of lease operations. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019. IFRS 16 requires that, for the majority of leases, the lessor records an asset related to the right of use of the leased item and a liability related to the lease. The Company is evaluating the impact of this new standard on its financial statements and due to the current proportion of leases classified as operating leases, considers that the changes resulting from the adoption of this standard will be relevant.

New standards, amendments and interpretations were issued by IASB that could be applied to the Company’s financial statements:

Annual improvements 2010-2012 cycle - Applicable for annual periods beginning on or after July 1, 2014:

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortisation: The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are applicable prospectively for annual periods beginning on or after January 1, 2016.

Amendments to IAS 27: Equity Method in Separate Financial Statements: The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The amendments are applicable prospectively for annual periods beginning on or after January 1, 2016.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Annual improvements 2010-2014 cycle - Applicable for annual periods beginning on or after July 1, 2016;

IFRS 7 Financial Instruments: Disclosures: clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset and the applicability of the amendments to IFRS 7 to condensed interim financial statements. This amendment must be applied retrospectively.

IAS 34 Interim Financial Reporting: The amendment clarifies that the required interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included with the interim financial report. This amendment must be applied retrospectively.

Amendments to IAS 1 – Disclosure Initiative: The amendments are applicable prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted.

The Company intends to adopt these standards and amendments when these become effective and disclose and recognize the impacts in the financial statements that may occur on application of these standards.

There are no other standards and interpretations issued but not yet adopted that, in Management's opinion, have a significant impact on the Company’s results or equity.

3.     3. Cash and cash equivalents

	12/31/2015	12/31/2014
Cash and bank deposits	629,638	507,248
Cash equivalents	442,694	1,391,525
	1,072,332	1,898,773

The breakdown of cash equivalents is as follows:

	12/31/2015	12/31/2014
Private bonds	207,997	1,130,462
Investment funds	234,697	261,063
	442,694	1,391,525

As of December 31, 2015, cash equivalents were comprised by private bonds (Bank Deposit Certificates - “CDBs”), buy-back transactions and time deposits remunerated at post fixed rates between 75% and 103% (85% and 102% as of December 31, 2014) of the Interbank Deposit Certificate rate (“CDI”) on the onshore investments.

The investment funds classified as cash equivalents have high liquidity and, according to the Company assessment, are readily convertible to a known amount of cash with insignificant risk of change in value.

Cash in Venezuela: as a result of political and economic deterioration scenario in Venezuela during the year ended December 31, 2015, the Company reassessed the expected repatriation of the amounts held in cash and cash equivalents in Venezuela of VEF 728,297 and concluded that its presents low expectation of repatriation under the currency rates previously established by CADIVI (VEF6.30 per US$1.00) and SICADI (VEF11.50 per US$1.00). Accordingly, the Company recognized losses based on the prevailing exchange rate on the market (SIMADI) of VEF200 per US$1.00. As a result of this devaluation, the balance of cash and cash equivalents in Venezuela as of December 31, 2015 was R$14,312 (R$325,831 as of December 31, 2014).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.     4. Short-term investments

	12/31/2015	12/31/2014
Private bonds	196,283	74,127
Government bonds	11,211	66,030
Investment funds	284,226	156,667
	491,720	296,824

As of December 31, 2015, the private bonds were represented by debentures and financial letters with first-rate financial institutions, remunerated at a weighted average rate of 110% (102% as of December 31, 2014) of the CDI rate on onshore investments.

Government bonds are primarily represented by LFT and NTN remunerated at a weighted average of 98% (101% as of December 31, 2014) of the CDI rate.

Investment funds include private and government bonds remunerated at a weighted average of 83% (102% as of December 31, 2014) of the CDI rate.

5.     5. Restricted cash

	12/31/2015	12/31/2014
Margin deposits for hedge transactions (a)	101,075	82,025
Deposits in guarantee of letter of credit (b)	359,604	42,040
Escrow deposits (c)	63,978	70,820
Escrow deposits - Leases (d)	158,835	72,672
Escrow deposits - Debentures (e)	-	58,303
Escrow deposits - Citibank (f)	48,810	-
Other deposits	3,102	5,690
	735,404	331,550

Current	59,324	58,310
Noncurrent	676,080	273,240

(a)   Denominated in U.S. dollars, remunerated by Libor rate (average remuneration of 0.5% p.a.).

(b)   From the total amount, R$116,035 is related to VRG’s working capital loan agreements, R$104,155 is related to labor/legal guarantees, R$63,334 is related to the guarantee of the Safra’s loan of Webjet and R$41,250 is related to Finimp agreements (see Note 16).

(c)   Includes R$20,062 related to a contractual guarantee for STJs related to PIS and Cofins on interest attributable to shareholders’ equity paid to GLAI as described in Note 21b. The other amounts relate to guarantees of VRG letters of credit.

(d)   Related to a letter of credit for of aircraft operating leases  from VRG.

(e)   Related to debentures issued by Smiles and it was fully redeemed on July 6, 2015. For further information, see Note 16.

(f)    Additional escrow deposits with Delta Air Lines Inc. (“Delta”) related to the Term Loan guarantee, described in Note 16.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

6.     6. Trade receivables

	12/31/2015	12/31/2014
Local currency
Credit card administrators	115,236	72,116
Travel agencies	248,644	176,244
Installment sales (a)	-	43,730
Cargo agencies	31,916	35,536
Airline partners companies	21,812	29,044
Other (b)	52,651	67,228
	470,259	423,898
Foreign currency
Credit card administrators	32,725	18,502
Travel agencies	9,704	10,151
Cargo agencies	321	89
	42,750	28,742
	513,009	452,640

Allowance for doubtful accounts (a)	(50,389)	(83,837)
Total trade receivables	462,620	368,803

Current	462,620	352,284
Noncurrent	-	16,519

(a)    Amount related to installment sales “Voe Fácil” overdue above 360 days, which was fully provisioned and written off on April 30, 2015.

(b)    Includes the amount of R$29,286 as of December 31, 2015 (R$33,801 as of December 31, 2014), related to the commercial cooperation strategic partnership with Air France-KLM, to be received in June 2016. For further information, see Note 10.5.

The aging list of trade receivables is as follows:

	12/31/2015	12/31/2014
Not yet due	420,194	278,311
Overdue until 30 days	14,253	14,480
Overdue 31 to 60 days	7,500	6,748
Overdue 61 to 90 days	3,376	3,606
Overdue 91 to 180 days	10,071	10,775
Overdue 181 to 360 days	21,199	34,434
Overdue above 360 days	36,416	104,286
	513,009	452,640

The average collection period of installment sales from credit card administrators, travel agencies and cargo agencies is 4 months and monthly interest of 8.99% (six months and monthly interest of 6.99% as of December 31, 2014) is charged on overdue balances, recognized in financial results. The average collection period of the other receivables is 128 days as of December 31, 2015 (127 days as of December 31, 2014).

The changes in the allowance for doubtful accounts are as follows:

	2015	2014
Balance at beginning of the year	(83,837)	(85,101)
Additions	(39,287)	(17,143)
Unrecoverable amounts	57,514	9,624
Recoveries	15,221	8,783
Balance at the end of the year	(50,389)	(83,837)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

7.     7. Inventories

	12/31/2015	12/31/2014
Consumables	28,677	26,020
Parts and maintenance materials	176,804	117,748
Advances to suppliers	-	322
Others	6,199	7,450
Provision for obsolescence	(12,444)	(12,858)
	199,236	138,682

The changes in the provision for obsolescence are as follows:

	2015	2014
Balances at the beginning of the year	(12,858)	(12,227)
Addition	(2,273)	(3,968)
Write-off and reversal	2,687	3,337
Balances at the end of the year	(12,444)	(12,858)

8.     8. Deferred and recoverable taxes

8.1.        Recoverable taxes

	12/31/2015	12/31/2014
ICMS (1)	1,252	39,321
Prepaid income taxes	78,775	64,750
Withholding income tax (IRRF) (2)	6,803	14,594
PIS and COFINS (3)	17,465	2,472
Withholding tax of public institutions	14,378	16,845
Value added tax – IVA (4)	11,252	12,280
Others	1,534	1,317
Total	131,459	151,579

Current assets	58,074	81,245
Noncurrent assets	73,385	70,334

(1) ICMS: State tax on sales of goods and services. The Company evaluated the expected utilization of ICMS credits and recorded a write-off of R$39,844 in the year ended December 31, 2015, due to the generation of credits from the purchase of fuel which exceeded the credits consumed in operating cargos.

(2) IRRF: withholding income tax levied on financial income from financial investments.

(3) Contributions to Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS).

(4) IVA: Value added tax on sales of goods and services abroad.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

8.2.        Deferred tax assets (liabilities) - Long term

	12/31/2015	12/31/2014
Net operating losses carryforward
Income tax losses	5,122	330,924
Negative basis of social contribution	1,844	119,132
Temporary differences:
Mileage program	5,422	46,853
Allowance for doubtful accounts and other credits	13,980	96,603
Provision for losses on VRG’s acquisition	143,350	143,350
Provision for legal proceedings and tax liabilities	12,518	42,852
Aircraft return	39,731	102,524
Derivatives transactions not settled	92,180	71,458
Derivative transactions not settled	(4,454)	16,620
Tax benefit due to goodwill incorporation (a)	43,765	58,353
Flight rights	(353,226)	(353,226)
Depreciation of engines and parts for aircraft maintenance	(167,577)	(164,391)
Reversal of goodwill amortization on VRG’s acquisition	(127,659)	(127,659)
Aircraft leases	75,051	73,412
Other	82,386	30,170
Total deferred taxes, net	(137,567)	486,975

Deferred tax assets – noncurrent	107,788	486,975
Deferred tax liabilities – noncurrent	(245,355)	-

(a)      Related to the tax benefit from the reverse merger of G.A. Smiles Participações S.A. by Smiles. Under the terms of the current tax legislation, the goodwill amortization for tax purposes will be a deductible expense on the taxable income calculation.

The Company, VRG and Webjet have net operating losses carryforward, represented by income tax losses and negative basis of social contribution. The net operating losses carryforward have no expiration period, however, the compensation is limited to 30% of the annual taxable income. The unused balances of net operating losses carryforward are as follows:

	GLAI		VRG		Webjet
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Income tax losses	175,583	189,522	3,202,891	2,801,620	870,646	818,159
Negative basis of social contribution	175,583	189,522	3,202,891	2,801,620	870,646	818,159

As of December 31, 2015, the tax credits from tax losses carryforward were recorded based on the reasonably expected generation of future taxable income of GLAI and its subsidiaries, subject to legal limitations. The forecast of future taxable income to utilize the net operating losses carryforward were prepared based on the business plan approved by the Board of Directors on February 18, 2016.

The Company’s Management considers that the deferred assets recognized as of December 31, 2015 arising from temporary differences will be realized in connection with the deferred tax liabilities and future results.

The analysis of the realization of deferred taxes assets was prepared on a company basis as follows:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

GLAI: the Company has tax credits of R$60,683, of which R$59,698 is related to net operating losses carryforward and R$985 is related to temporary differences, with realization supported by the long term plan of the Company. However, for the year ended December 31, 2015, the Company assessed the projections of results and did not recognize the amount of R$52,731 related to credits from net operating losses carryforward.

VRG: VRG has tax credits on net operating losses carryforward of R$1,088,983. However, in view of recent events on the political scenario in Brazil, instability of the economic environment, constant fluctuations in the U.S. dollar exchange rate and other variables that significantly affect the projections of future results, as well as, the history of losses in recent years, the Company has reassessed the recognition of tax credits on net operating losses carryforward, resulting in a write-off of R$385,618 in the year ended December 31, 2015. Additionally, the Company analyzed the realization of deferred tax assets on temporary differences and limited the recognition based on the expected realization of deferred tax liabilities on temporary differences. As a result, the Company did not recognize the net amount of R$732,439 of deferred tax assets on temporary differences.

The deferred tax credits recorded under “Other comprehensive income (loss)” that will affect taxable income only at the moment of its realization remain fully recorded in total equity.

Smiles: Smiles does not have net operating losses carryforward. The deferred tax credit is composed only by temporary differences which, according to the history and projections of taxable results, has an expectation of realization.

Webjet: the forecast did not present sufficient taxable income to be realized over future periods, and as a result, tax credits of R$296,020 has not been recorded.

The reconciliation of income taxes expense for the years ended December 31, 2015, 2014 and 2013, is as follows:

	2015	2014	2013
Loss before income taxes	(3,447,100)	(952,680)	(653,227)
Combined tax rate	34%	34%	34%
Income tax credits at the combined tax rate	1,172,014	323,911	222,097
Adjustments to calculate the effective tax rate:
Equity results	(1,340)	(846)	-
Tax losses from wholly-owned subsidiaries	(83,702)	(56,882)	(9,157)
Income tax on permanent differences and other	1,920	(8,716)	(13,512)
Nontaxable revenues (nondeductible expenses), net	(111,828)	(164,330)	(119,208)
Interest attributable to shareholders’ equity	4,673	11,848	2,655
Exchange variation on foreign investments	(502,938)	(75,224)	(41,150)
Benefit on tax losses and temporary differences not constituted	(1,322,939)	(216,884)	(110,001)
Other	-	22,522	(3,087)
Income taxes expense	(844,140)	(164,601)	(71,363)

Current income taxes	(196,140)	(120,784)	(96,807)
Deferred income taxes	(648,800)	(43,817)	25,444
	(844,140)	(164,601)	(71,363)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

10   9. Deposits

	12/31/2015	12/31/2014
Judicial deposits (a)	329,248	266,686
Maintenance deposits (b)	261,182	343,688
Deposits in guarantee for lease agreements (c)	429,644	183,134
	1,020,074	793,508

(a)       Judicial deposits

Judicial deposits and blocked escrows represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the blocked amount in escrow is related to civil and labor claims arising on the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of December 31, 2015 the blocked amounts regarding the Varig’ succession and the third-party lawsuits were R$92,496 and R$75,406, respectively (R$85,558 and R$66,970 as of December 31, 2014, respectively).

(b)       Maintenance deposits

The Company and its subsidiaries VRG and Webjet made deposits in U.S. dollars for maintenance of aircraft and engines that will be used in future events as set forth in some lease contracts.

The maintenance deposits do not exempt the Company and its subsidiaries, as lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any of the maintenance service providers or to perform such services internally. The amount in U.S. dollars as of December 31, 2015 was US$66,887 (US$129,391 as of December 31, 2014).

(c)       Deposits in guarantee for lease agreements

As required by some lease agreements, the Company and its subsidiaries hold guarantee deposits in U.S. dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date. As of December 31, 2015, the deposits totaled US$110,030 (US$68,946 as of December 31, 2014).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

11  10. Transactions with related parties

10.1.     Transportation and consulting services with entities controlled by the controlling shareholder

All the agreements related to transportation and consulting services are held by VRG. The related parties for these services are:

Breda Transportes e Serviços S.A. provides passenger and luggage transportation services between airports, and transportation of employees, the agreement is renewable every 12 months for additional equal terms through an amendment signed by the parties, annually adjusted based on the IGP-M fluctuation (General Market Price Index from Getulio Vargas Foundation). The agreement expired on January 31, 2016.

Expresso União Ltda. provides transportation to employees, and the agreement expires on August 1, 2016.

Serviços Gráficos S.A. provided printing services. The agreement expired on July 1, 2015.

Pax Participações S.A. provides consulting and advisory services, and the agreement expires on April 30, 2016.

Vaud Participações S.A. provides executive administration and management services, and the agreement expires on October 1, 2016.

VRG recognized total expense related to these services of R$16,106, R$13,319 and R$12,774 for the years ended December 31, 2015, 2014 and 2013, respectively. As of December 31, 2015 and 2014, the balance payable to the related parties was R$2,085 and R$3,286, respectively, and was mainly related to services provided by Breda Transporte e Serviços S.A.

10.2.     Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

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

10.3.     Financing contract for engine maintenance

VRG has a line of funding for maintenance of engines services, which disbursement occurs through the issuance of Guaranteed Notes.  As of December 31, 2015, VRG holds two series of Guaranteed Notes for maintenance of engines, issued on February 14, 2014 and March 13, 2015, maturing up to three years. Delta is the guarantor of the Guaranteed Notes.

As of December 31, 2015, the balance of engine maintenance funding recorded in "Debt" was R$136,885 (R$67,779 as of December 31, 2014), as described in Note 16.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

During the year ended December 31, 2015, the engine maintenance expenses conducted by Delta was R$307,658 (R$115,653 in 2014 and R$95,647 in 2013).

10.4.     Term loan guarantee

On August 31, 2015, Gol LuxCo issued a term loan in the amount of US$300,000 through Morgan Stanley, with a term of 5 years and effective interest rate of 6.5% p.a. The term loan has an additional guarantee provided by Delta. For additional information, see Notes 5 and 16.2.

10.5.     Financing contract for engine maintenance

On February 19, 2014, the Company signed an exclusive strategic partnership for long-term business cooperation with Air France-KLM with the purpose of the sales activities improvements and codeshare expansion and mileage programs benefits between the companies for the customers in the Brazilian and European markets.

The agreement provides for the incentive investment in the Company in the amount of R$112,152, which payment is divided in three installments: the first installment in the amount of R$74,506 was received in June 2014, the second installment in the amount of R$17,679 was received in June 2015 and the third installment in the amount of R$29,286 will be received in June 2016, and the outstanding amount is updated by the current exchange rate. The agreement will mature within 5 years and the installments will be amortized on a monthly basis. As of December 31, 2015, the Company has deferred revenue in the amount of R$28,130 and R$48,599 recorded in “Other liabilities” in the current and noncurrent liabilities, respectively (R$22,430 and R$71,030 as of December 31, 2014, in the current and noncurrent liabilities, respectively).

10.6.     Agreements with Smiles

Operating Agreement: under the operating agreement entered into on December 28, 2012, between VRG and Smiles, effective on January 1, 2012, when Smiles began to manage and operate the Smiles loyalty program, which is the sole VRG’s customer loyalty program. Additionally, the agreement also specifies VRG as the exclusive partner in the Smiles’ air transportation industry in Brazil and establishes guidelines for the program management by Smiles.

Miles and tickets purchase agreement: this agreement sets the prices and the terms and conditions for the purchase of miles and sales of tickets. The agreement was entered on December 28, 2012 and has a term of 20 years, and is automatically renewed for successive five year periods, unless the Company, VRG or Smiles decides otherwise and gives prior notice of such decision.

Back office services agreement: under the back office service agreement entered into on December 28, 2012, VRG will provide certain administrative services to Smiles for which Smiles will pay a fixed monthly amount for each service, subject to annual renegotiation. This agreement is effective for three year period and Smiles may terminate porting of the back office services agreement at any time by providing prior written notice.

All the balances and transactions between the Company, VRG and Smiles were eliminated in the consolidated financial statements.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

10.7.      Remuneration of key management personnel

	2015	2014	2013
Salaries and benefits	27,605	28,976	32,679
Related taxes and charges	5,352	4,388	2,486
Share-based payments	10,469	4,363	4,836
	43,426	37,727	40,001

As of and for the years ended December 31, 2015, 2014 and 2013, the Company did not offer post-employment benefits, and there were no severance benefits or other long-term benefits for the Management or other employees.

12  11. Share-based payments

The Company has two share-based payment plans offered to its management personnel: the Stock Option Plan and the Restricted Shares Plan. Both plans stimulate and promote the alignment of the Company’s goals with management and employees, mitigate risks for the Company resulting from the loss of executives and strengthen the commitment and productivity of these executives to long-term results.

11.1.     GLAI

a)    Stock Options Plan

The beneficiaries of the Company’s stock option plan are allowed to purchase the Company’s shares after three years from the grant date, with an exercise period of up to ten years and an acquisition condition that the beneficiary maintains its employment relationship up to the end of this period.

The stock options become vested 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. For stock options granted, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on BM&FBOVESPA, and the fair value of the stock options granted was estimated on the grant date using the Black Scholes pricing model.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Stock Options Plan
Year	Date of the Board meeting	Total options granted	Number of options outstanding as of 12/31/2015	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2006	01/02/2006	99,816	13,220	47.30	51.68	39.87%	0.93%	18.00%	1
2007	12/31/2006	113,379	14,962	65.85	46.61	46.54%	0.98%	13.19%	2
2008	12/20/2007	190,296	41,749	45.46	29.27	40.95%	0.86%	11.18%	3
2009	02/04/2009	1,142,473	20,414	10.52	8.53	76.91%	-	12.66%	4
2010	02/02/2010	2,774,640	1,097,811	20.65	16.81	77.95%	2.73%	8.65%	5
2011	12/20/2010	2,722,444	947,172	27.83	16.07 (a)	44.55%	0.47%	10.25%	6
2012	10/19/2012	778,912	501,819	12.81	5.32 (b)	52.25%	2.26%	9.00%	7
2013	05/13/2013	802,296	572,616	12.76	6.54 (c)	46.91%	2.00%	7.50%	8
2014	08/12/2014	653,130	529,467	11.31	7.98 (d)	52.66%	3.27%	11.00%	9
2015	08/11/2015	1,930,844	1,620,230	9.35	3.37 (e)	55.57%	5.06%	13.25%	10
		11,208,230	5,359,460	16.35					7.55

(a)   The fair value is calculated by the average value from R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

(b)   The fair value is calculated by the average value from R$6.04, R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

(c)   The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and 2015).

(d)   The fair value is calculated by the average value from R$8.20, R$7.89 and R$7.85 for the respective periods of vesting (2014, 2015 and 2016).

(e)   The fair value is calculated by the average value from R$3.60, R$3.30 and R$3.19 for the respective periods of vesting (2015, 2016 and 2017).

The movement in the stock options outstanding for the year ended December 31, 2015 is as follows:

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2014	3,861,742	19.44
Options granted	1,930,844	9.35
Options cancelled and adjustments in estimated prescribed rights	(433,126)	19.19
Options outstanding as of December 31, 2015	5,359,460	16.35

Number of options exercisable as of December 31, 2014	3,235,562	20.93
Number of options exercisable as of December 31, 2015	4,079,448	18.43

b)    Restricted Shares

The Company’s Restricted Shares Plan was approved on the Extraordinary Shareholders Meeting held on October 19, 2012, and the first grant was approved at the Board of Directors’ meeting on November 13, 2012.

The transfer of restricted shares will be at the end of the third year from the grant date, assuming the employee relationship up to the end of this period as a condition to acquire the shares.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Year	Date of the Board Meeting	Total shares granted	Number of shares outstanding as of 12/31/2015	Fair value of the share at grant date (in Reais)
2012	11/13/2012	589,304	-	9.70
2013	05/13/2013	712,632	432,373	12.76
2014	08/13/2014	804,073	575,035	11.31
2015	04/30/2015	1,207,037	1,001,785	9.35
		3,313,046	2,009,193

The movement in the restricted shares for the year ended December 31, 2015 is as follows:

Total of restricted shares
Restricted shares outstanding as of December 31, 2014	1,559,335
Restricted shares granted	1,207,037
Restricted shares transferred (*)	(463,199)
Restricted shares cancelled and adjustments in estimated expired rights	(293,980)
Restricted shares outstanding as of December 31, 2015	2,009,193

(*) The amount related to transferred shares is R$4,153.

11.2.     Smiles

a) Smiles Stock Option Plan

Stock Options Plan
Option year	Board Meeting	Total options granted	Number of options outstanding as of 12/31/2015	Exercise price of the option (In Reais)	Fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend yield	Risk-free return rate	Length of the option (in years)
2013	08/08/2013	1,058,043	138,868	21.70	4.25 (a)	36.35%	6.96%	7.40%	10
2014	02/04/2014	1,150,000	648,050	31.28	4.90 (b)	33.25%	10.67%	9.90%	10
		2,208,043	786,918

(a)            The fair value calculated for the stock options was R$4.84, and R$4.20 for the vesting periods in 2013 and 2014, and R$3.73 for the vesting periods in 2015 and 2016.

(b)            The fair value calculated for the stock options was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.37 for the respective periods of vesting from 2014 to 2018.

The movement of the stock options outstanding for the year ended December 31, 2015 is as follows:

	Total of stock options	Weighted average exercise price
Options outstanding as of December 31, 2014	1,347,926	28.75
Options exercised	(561,008)	14.56
Options outstanding as of December 31, 2015	786,918	29.59

For the years ended December 31, 2015, 2014 and 2013, the Company recorded in equity a result from share-based payments of R$13,516, R$9,084 and R$6,183, respectively, attributable to equity holders of the parent, and R$836, R$1,254 and R$905, respectively, related to non-controlling interests, for the plans presented above, with a corresponding entry in profit or loss in Salaries.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

13  12. Investments

The amount of the investments is related to 21.2% of the capital of Netpoints Fidelidade S.A., hold by Smiles, and to SCP Trip, hold by VRG, both registered as investments accounted under the equity method.

The financial information of the Company`s investees and the changes in investments during the year ended December 31, 2015 is as follows:

	SCP Trip		Netpoints
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Relevant information of the Company’s investees:
Total number of shares	-	-	60,492,408	60,492,404
Capital stock	1,318	1,318	63,451	63,451
Interest	60.0%	60.0%	21.2%	21.3%
Total equity	4,636	3,488	2.159	30,072
Adjusted equity (*)	2,781	2,092	459	6,391
Net income (loss) for the year	3,318	2,170	(28.278)	(44,513)
Net income (loss) for the year attributable to the Company’s interest (*)	1,991	1,302	(5.932)	(3,791)

Changes on investments:	SCP Trip	Netpoints	Total
Balances as of December 31, 2013	-	-	-
Equity results	1,302	(3,791)	(2,489)
Capital decrease	(8)	-	(8)
Dividends received	630	-	630
Dividends to receive	168	-	168
Fair value of the acquired investment	-	10,182	10,182
Balances as of December 31, 2014	2,092	6,391	8,483
Equity results	1,991	(5,932)	(3,941)
Dividends	(1,302)	-	(1,302)
Goodwill on investment acquisition	-	15,184	15,184
Balances as of December 31, 2015	2,781	15,643	18,424

(*) Reflects the Company’s interest on the total equity and net income (loss) of the respective investee.

14  13. Loss per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. The preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to common shareholders. Therefore, the Company understands that, substantially, there is no difference between preferred shares and common shares, and accordingly, basic and diluted result per share is calculated using the same method for both shares.

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

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2015		2014		2013
	Common	Preferred	Common	Preferred	Common	Preferred
Numerator
Net loss for the year attributable to equity holders of the parent	(2,123,945)	(2,336,938)	(644,841)	(601,328)	(414,222)	(382,325)
Diluted securities effect - Smiles (a)	118	129	(172)	(162)	(63)	(59)
	(2.124.060)	(2.337.070)	(645,013)	(601,490)	(414,285)	(382,384)
Denominator
Weighted average number of outstanding shares (in thousands) (b)	5,035,037	158,285	5,035,037	134,151	5,035,037	132,780
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands) (b)	5,035,037	158,285	5,035,037	134,151	5,035,037	132,780

Basic loss per share	(0.422)	(14.764)	(0.128)	(4.482)	(0.082)	(2.879)
Diluted loss per share	(0.422)	(14.764)	(0.128)	(4.482)	(0.082)	(2.880)

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

Diluted loss per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares. Diluted result per share is calculated based on considering the instruments that may have a potential dilutive effect in the future, such as share-based payment instruments, described in Note 11. However, due to the losses reported for the years ended December 31, 2015, 2014 and 2013, these instruments issued have anti-dilutive effect and, therefore, were not considered in the weighted average number of outstanding shares for the computation of diluted loss per share.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

15  14. Property, plant and equipment

	12/31/2015				12/31/2014
	Average annual depreciation rate	Cost	Accumulated depreciation	Net Amount	Net amount

Flight equipment
Aircraft held under finance leases (a)	4%	3,174,259	(1,092,286)	2,081,973	2,079,724
Sets of replacement parts and spares engines	4%	1,234,945	(411,070)	823,875	755,640
Aircraft reconfigurations/overhauling	30%	1,486,249	(875,181)	611,068	198,359
Aircraft and safety equipment	20%	1,075	(352)	723	840
Tools	10%	26,426	(13,592)	12,834	13,751
		5,922,954	(2,392,481)	3,530,473	3,048,314

Impairment losses (b)	-	(28,904)	-	(28,904)	(33,381)
		5,894,050	(2,392,481)	3,501,569	3,014,933
Property, plant and equipment in use
Vehicles	20%	10,999	(9,174)	1,825	1,709
Machinery and equipment	10%	54,878	(30,580)	24,298	25,647
Furniture and fixtures	10%	22,353	(14,501)	7,852	7,091
Computers and peripherals	20%	41,183	(31,819)	9,364	10,940
Communication equipment	10%	2,520	(1,655)	865	1,032
Facilities	10%	4,535	(4,090)	445	724
Maintenance center - Confins	10%	107,633	(57,854)	49,779	58,954
Leasehold improvements	20%	59,581	(44,829)	14,752	10,297
Construction in progress	-	22,022	-	22,022	14,510
		325,704	(194,502)	131,202	130,904
		6,219,754	(2,586,983)	3,632,771	3,145,837
Advances for aircraft acquisition	-	623,843	-	623,843	456,197
		6,843,597	(2,586,983)	4,256,614	3,602,034

(a)   The aircraft held under finance leases with a purchase option at the end of the agreement are depreciated on a straight line basis over the estimated useful life until its residual value of 20%, estimated based on market values.

(b)   Refers to impairment losses recorded by the Company in order to present its assets according to the actual capacity for the generation of economic benefits.

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment	Advances for acquisition of property, plant and equipment	Others	Total
Balances as of January 1, 2014	2,175,697	987,310	467,763	141,389	3,772,159
Additions	60,679	189,917	482,911	18,064	751,571
Disposals	(304)	(5,064)	(494,477)	(46)	(499,891)
Depreciation	(156,348)	(236,954)	-	(28,503)	(421,805)
Balances as of December 31, 2014	2,079,724	935,209	456,197	130,904	3,602,034
Additions	141,524	730,460	608,660	32,500	1,513,144
Disposals	-	(23,280)	(441,014)	(1,789)	(466,083)
Depreciation	(139,275)	(222,793)	-	(30,413)	(392,481)
Balances as of December 31, 2015	2,081,973	1,419,596	623,843	131,202	4,256,614

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

16  15. Intangible assets

	Goodwill	Airport operating rights	Software	Total
Balances as of January 1, 2014	542,302	1,038,900	112,988	1,694,190
Additions	15,183	-	46,308	61,491
Disposals	-	-	(4)	(4)
Amortization	-	-	(41,491)	(41,491)
Balance as of December 31, 2014	557,485	1,038,900	117,801	1,714,186
Additions	-	-	42,812	42,812
Transfer	(15,183)	-	-	(15,183)
Amortization	-	-	(27,210)	(27,210)
Balances as of December 31, 2015	542,302	1,038,900	133,403	1,714,605

Goodwill and other intangible assets were subject to impairment tests as of December 31, 2015 and 2014 using the discounted cash flows for each cash generating unit to calculate the value in use.

The Company performs the allocation of goodwill in two cash-generating units: VRG and Smiles. And the amount of airport operating rights, as follows:

	Goodwill – VRG	Goodwill – Smiles	Airport operating rights
As of December 31, 2015
Book value	325,381	216,921	1,038,900
Book value – CGU	3,248,245	141,101	1,038,900
Value in use	6,339,072	5,678,811	6,168,302

Pre-tax discount rate	17.21%	19.84%	18.65%
Perpetuity growth rate	3.50%	3.50%	8.50%

As of December 31, 2014
Book value	325,381	232,104	1,038,900
Book value – CGU	5,068,000	248,300	1,038,900
Value in use	11,168,414	7,712,374	5,571,674

Pre-tax discount rate	14.03%	15.12%	14.03%
Perpetuity growth rate	3.50%	3.50%	3.50%

The amount of value in use was compared to the carrying amount of each cash generating unit and, as a result, the Company did not recognized impairment losses.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The assumptions used in the impairment tests of intangible assets are consistent with internal projections, for a five-year period and after five-year period it was considered a perpetuity growth rate, and operating plans, both reviewed and approved by the Company’s Management. The discounted cash flows that determined the value in use of the cash generating units was prepared in accordance with the Company's business plan approved on February 18, 2016.

The main assumptions used by the Company to determine the value in use of the cash generating units are:

Capacity and fleet: consider the use, the capacity of the aircraft used in each route and the projection of the fleet size in operation.

Demand: market efficiency is the key input for the projection of the Company's growth in demand. Management believes that market efficiency is the ratio of market share and its participation in the load factor.

Revenue per passenger: considers the average price charged by Gol and the effects of market variables (see variables used below).

Operating costs associated with the business: based on historical cost and updated by indicators such as inflation, related to the supply, demand and variation of the U.S. dollar.

The Company also considered market variables such as GDP (source: Brazilian Central Bank), U.S. dollar (source: Brazilian Central Bank), kerosene barrel (source: National Brazilian Petroleum Agency - ANP) and interest rates (source: Bloomberg).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

17  16. Short and long-term debt

	Maturity of the contract	Interest rate	12/31/2015	12/31/2014
Short-term debt
Local currency:
BNDES (a)	Jul. 2017	TJLP+1.40% p.a.	3,111	3,111
Debentures IV and V (b)	Sep. 2018	128% of DI	-	166,974
Debentures Smiles (c)	Jul. 2015	115% of DI	-	347,484
Debentures VI (n)	Sep. 2019	132% of DI	125,194	-
Safra (d)	May 2018	128% of DI	33,571	16,357
Safra working capital (m)	Mar. 2016	111% of DI	116,035	-
Interest accrued	-	-	22,026	10,153
Foreign currency (US$):
J. P. Morgan (e)	Feb. 2016	0.90% p.a.	72,141	54,213
Finimp (f)	Nov. 2016	3.52% p.a.	389,275	117,598
Engine Facility (Cacib) (g)	Jun. 2021	Libor 3m+2.25% p.a.	20,920	14,048
Interest accrued	-	-	126,462	55,470
			908,735	785,408
Finance leases	Jul. 2025	4.97% p.a.	487,888	325,326
Total short-term debt			1,396,623	1,110,734

Long-term debt
Local currency:
BNDES (a)	Jul. 2017	TJLP+1.40% p.a.	1,813	4,904
Debentures IV (b)	Sep. 2018	128% of DI	-	443,076
Debentures V (b)	Jun. 2017	128% of DI	-	490,625
Debentures VI (n)	Sep. 2019	132% of DI	925,623	-
Safra (d)	May 2018	128% of DI	49,562	82,585
Foreign currency (US$):
J.P. Morgan (e)	Mar. 2018	0.90% p.a.	64,744	13,566
Engine Facility (Cacib) (g)	Jun. 2021	Libor 3m+2.25% p.a.	212,758	158,447
Senior Bonds I (h)	Apr. 2017	7.50% p.a.	322,407	223,543
Senior Bonds II (i)	Jul. 2020	9.25% p.a.	617,376	408,663
Senior Bond s III (j)	Feb. 2023	10.75% p.a.	128,195	82,970
Senior Bonds IV (k)	Jan. 2022	8.87% p.a.	1,251,902	841,313
Perpetual Bonds (l)	-	8.75% p.a.	698,959	475,460
Term loan (o)	Aug. 2020	6.5% p.a.	1,128,757	-
			5,402,096	3,225,152
Finance leases	Jul. 2025	4.97% p.a.	2,506,207	1,899,353
Total long-term debt			7,908,303	5,124,505
Total debt			9,304,926	6,235,239

(a) Credit line obtained on June 27, 2012 for the expansion of the aircraft maintenance center.

(b) Full early settlement of debentures from VRG on September 30, 2015, repaid with funds raised through issuance of Debentures VI.

(c) Debentures issued by Smiles, repaid on July 6, 2015.

(d)The total amount of the financing as of December 31, 2015 was R$83,133 with guaranteed deposits of R$63,334 as mentioned in Note 5.

(e) Issuance of 3 series of Guaranteed Notes to finance engine maintenance. For further information, see Note 10

(f)  Credit line with Banco do Brasil and Safra of import financing for purchase of spare parts and aircraft equipment.

(g)Credit line raised on September 30, 2014 with Credit Agricole.

(h)Issuance of bonds by Gol Finance on March 22, 2007, which was used on pre-payments of financing for purchase of aircraft.

(i)  Issuance of bonds by Gol Finance on July 13, 2010 in order to repay debts held by the Company.

(j)  Issuance of bonds by VRG on February 7, 2013 in order to finance the repayment of debts. The total amount of bonds was transferred to Gol LuxCo, along with the financial investments acquired on the date of issuance, and a portion of the loan was prepaid.

(k) Issuance of bonds by Gol LuxCo on September 24, 2014 in order to finance the repurchase of the Senior Bonds I, II and III.

(l)  Issuance of bonds by Gol Finance on April 05, 2006 to finance aircraft purchase and repayment of loans.

(m)  Working capital loan raised by VRG with Safra.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

(n)Issuance of 105,000 debentures by VRG on September 30, 2015, in order to finance the settlement of Debentures IV and V.

(o)Issuance of term loan by Gol LuxCo on August 31, 2015 in order to finance the acquisition of aircraft and repayment of loans, with third party guarantee from Delta (for further information, see item 17.2).

The total debt includes debt issuance costs of R$106,450 (R$66,376 as of December 31, 2014), which will be amortized over the maturity of the related debt.

The maturities of long-term debt as of December 31, 2015 are as follows:

	2017	2018	2019	2020	Thereafter	Without maturity date	Total
Local currency:
BNDES	1,813	-	-	-	-	-	1,813
Debentures VI	150,000	400,000	375,623	-	-	-	925,623
Safra	33,333	16,229	-	-	-	-	49,562
Foreign currency (US$):
J.P. Morgan	52,766	11,978	-	-	-	-	64,744
Engine Facility (Cacib)	20,886	20,886	20,886	20,886	129,214	-	212,758
Senior Bonds I	322,407	-	-	-	-	-	322,407
Senior Bonds II	-	-	-	617,376	-	-	617,376
Senior Bonds III	-	-	-	-	128,195	-	128,195
Senior Bonds IV	-	-	-	-	1,251,902	-	1,251,902
Perpetual Bonds	-	-	-	-	-	698,959	698,959
Term loan	-	-	-	1,128,757	-	-	1,128,757
Total	581,205	449,093	396,509	1,767,019	1,509,311	698,959	5,402,096

The fair value of senior and perpetual bonds as of December 31, 2015 is as follows:

	Book value	Fair value
Senior Bonds	2,319,880	1,203,214
Perpetual Bonds	698,959	236,240

Senior and Perpetual Bonds’ fair values are obtained through the current market quotations.

16.1.     Covenants

Long-term debt (excluding perpetual bonds and finance leases) in the total amount of R$4,703,129 as of December 31, 2015 (R$2,749,692 as of December 31, 2014), have restrictive covenants, including but not limited to those that require the Company to maintain the liquidity requirements and the coverage of expenses with interest.

The Company has restrictive covenants on the Term Loan and Debentures VI with the following financial institutions: Bradesco and Banco do Brasil, with semi-annual measurements. The restrictive covenants are: (i) net debt/EBITDAR below 7.76, and (ii) debt coverage ratio of at least 1.56.  The next measurement will occur on June 30, 2016.

16.2.     New loans in the year ended December 31, 2015

During the year ended December 31, 2015, the Company raised new loans and issued Debentures and Term Loan, as described below:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Import financing (Finimp): VRG raised funds through financing over the period and with promissory note as guarantee. This operation is part of credit line maintained by the Company for import financing in order to purchase spare parts and aircraft equipments. The funding operations during the year are as follows:

Issuance date	Bank	Principal amount (US$)	Principal amount (R$)	Interest rate	Maturity date
02/06/2015	Safra	11,327	32,601	3.32% a.a.	02/01/2016
02/13/2015	Banco do Brasil	6,557	18,872	2.97% a.a.	02/05/2016
02/24/2015	Banco do Brasil	10,744	30,923	2.98% a.a.	02/22/2016
03/09/2015	Banco do Brasil	6,019	19,309	2.86% a.a.	03/03/2016
03/30/2015	Safra	8,156	26,164	4.05% a.a.	03/24/2016
05/18/2015	Banco do Brasil	4,274	13,586	3.13% a.a.	05/13/2016
07/06/2015	Banco do Brasil	9,638	32,711	3.18% a.a.	07/01/2016
07/23/2015	Banco do Brasil	7,822	26,548	3.23% a.a.	07/18/2016
07/28/2015	Banco do Brasil	10,436	35,420	3.22% a.a.	07/22/2016
07/31/2015	Citbank	10,696	36,302	4.71% a.a.	07/25/2016
09/04/2015	Safra	10,534	41,851	4.35% a.a.	08/29/2016
10/30/2015	Banco do Brasil	2,694	10,396	3.63% a.a.	11/04/2016

Engine maintenance financing (J.P. Morgan): On March 13, 2015, VRG obtained financing for engine maintenance in the amount of R$130,795 (US$40,539 at the issuance date), with quarterly amortization and interest payments and issuance costs of R$4,198 (US$1,334 at the issuance date) and financial guarantee from the Export-Import Bank of the United States ("Ex-Im Bank").

Working capital loan with Safra: on June 30, 2015, VRG obtained a new credit line with Safra for working capital purposes in the amount of R$120,000, with principal and interest maturity on September 28, 2015, with issuance costs of R$1,200 and fiduciary assignment as guarantee.

Term loan: on August 31, 2015, Gol LuxCo issued a term loan in the amount of US$300,000 (R$1,191,870 on the issuance date) and issuance costs of R$48,700 (US$12,258 on the issuance date), with a term of 5 years and effective interest rate of 6.5% p.a. The Term loan has an additional third party guarantee granted by Delta. The Company granted to Delta the pledge of common shares from Smiles, held by the Company. The evaluation of the guarantee is done by comparing the market value of the Smiles’ shares with the actual debt and, if the debt exceeds the market value of the shares, the Company is required to make a deposit in guarantee. On December 31, 2015, due to the volatility of the market value of the Smiles shares, the additional guarantee with Delta was R$48,810 (US$12,500 as of December 31, 2015), see Notes 5 and 10.4.

Issuance of debentures: on September 30, 2015, VRG issued 105,000 debentures, non-convertible into shares, from the 6th series in the amount of R$1,050,000 and issuance costs of R$28,382. The funds raised were used for the repayment of Debentures IV and IV, which had its outstanding issuance costs fully written off in the results.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

16.3.     Finance leases

The future payments of finance agreements indexed to U.S. dollar are detailed as follows:

	12/31/2015	12/31/2014
2015	-	417,149
2016	629,340	399,179
2017	559,721	369,429
2018	550,431	363,110
2019	460,848	302,171
Thereafter	1,192,153	698,898
Total minimum lease payments	3,392,493	2,549,936
Less total interest	(398,398)	(325,257)
Present value of minimum lease payments	2,994,095	2,224,679
Less current portion	(487,888)	(325,326)
Noncurrent portion	2,506,207	1,899,353

The discount rate used to calculate the present value of the minimum lease payments was 4.91% as of December 31, 2015 (5.00% as of December 31, 2014). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled at the end of the lease agreement. As of December 31, 2015, the amounts of withdrawals for the repayment at maturity date of the lease agreements totaled R$276,851 (R$164,446 as of December 31, 2014).

18  17. Salaries

	12/31/2015	12/31/2014
Salaries	162,612	158,216
INSS and FGTS payable	56,302	67,189
Profit sharing plan	10,633	24,984
Other	21,088	5,051
	250,635	255,440

19  18. Taxes payable

	12/31/2015	12/31/2014
PIS and COFINS	75,811	36,277
ICMS installments (Refis)	1,107	-
Withholding income tax on salaries	27,606	27,841
ICMS	39,234	36,212
Tax on import	3,467	3,467
CIDE	2,538	1,480
IRPJ and CSLL payable	-	15,791
Other	8,248	13,833
	158,011	134,901

Current	118,957	100,094
Noncurrent	39,054	34,807

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

On April 1, 2015, the federal government established the increase in PIS/PASEP and COFINS tax rates on financial income from 0% to 4.65% through Act No. 8,426/15. Given this fact, the Company began to calculate such taxes on financial income as from July 1, 2015, including exchange variation gains. On December 31, 2015, the balance payable was R$43,114.

On January 1, 2015, the Company adopted the Law No. 12,973/14, which promoted changes in the legislation in order to adapt the tax rules to the new accounting rules introduced by Law No. 11,638/ 07, for VRG and Webjet. This adoption did not result in significant effects on the financial statements for the year ended December 31, 2015. GLAI and Smiles made adherence to the law in the year ended December 31, 2014.

20  19. Advance ticket sales

As of December 31, 2015, the balance of transport to perform classified in current liabilities was R$1,206,655 (R$1,101,611 as of December 31, 2014) and is represented by 4,464,876 tickets sold and not yet used (5,382,145 as of December 31, 2014) with an average use of 36 days (40 days as of December 31, 2014).

21  20. Mileage program

As of December 31, 2015, the balance of Smiles loyalty program deferred revenue was R$770,416 (R$220,212 as of December 31, 2014) and R$221,242 (R$559,506 as of December 31, 2014) classified in the current and noncurrent liabilities, respectively, and the number of outstanding miles as of December 31, 2015 amounted to 44,424,598,123 (42,412,047,693 as of December 31, 2014).

22  21. Provisions

	Insurance provision	Provision for aircraft and engine return (a)	Provision for legal proceedings (b)	Total
Balances on December 31, 2014	21,916	361,651	102,093	485,660
Additional provisions recognized	2,666	259,673	44,460	306,799
Utilized provisions	(22,050)	(59,186)	(2,200)	(83,436)
Foreign exchange variation	(1,790)	163,038	2	161,250
Balances on December 31, 2015	742	725,176	144,355	870,273

As of December 31, 2014
Current	21,916	185,178	-	207,094
Noncurrent	-	176,473	102,093	278,566
	21,916	361,651	102,093	485,660

As of December 31, 2015
Current	742	205,966	-	206,708
Noncurrent	-	519,210	144,355	663,565
	742	725,176	144,355	870,273

a)  Provision for aircraft and engines return

The provision for aircraft and engine return considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option, as described in the return conditions of the lease contracts, and which is capitalized in property, plant and equipment (aircraft reconfigurations/overhauling), as described in Note 14.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

b)  Provision for legal proceedings

As of December 31, 2015 the Company and its subsidiaries are parties to 26,708 (8,644 labor and 18,064 civil) lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operational (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations).

Under this classification, the number of proceedings is as follows:

	Operational	Succession	Total
Civil lawsuits	16,479	329	16,808
Civil proceedings	1,254	2	1,256
Labor lawsuits	5,396	3,030	8,426
Labor proceedings	216	2	218
	23,345	3,363	26,708

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay, and wage differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	12/31/2015	12/31/2014
Civil	69,892	55,097
Labor	74,293	46,996
Taxes	170	151
	144,355	102,244

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by management and its legal counsel as possible risk of loss, in the estimated amount as of December 31, 2015 of R$22,176 for civil claims and R$53,764 for labor claims (R$15,786 and R$2,341 as of December 31, 2014 respectively), for which no provisions are recognized.

In August 2015, the Superior Labor Court (“TST”) declared unconstitutional the monetary adjustments of the labor claims by Reference Rate (“TR”), which was replaced by IPCA-E (Amplified Consumer Price Index), which is applicable to proceedings triggered as from June 30, 2009.  On October 14, 2015, the Federal Supreme Court (STF) granted an injunction suspending the effects of the decision previously communicated by the TST. The Company, along with its internal and external legal advisors, believes that, in the current scenario, the risk of obligation to update the labor claims by IPCA-E is remote.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The tax lawsuits below were evaluated by the Company’s management and its legal counsels as being relevant and with possible risk of loss as of December 31, 2015:

•           GLAI is discussing the non-incidence of taxation of PIS and COFINS on revenues generated by the interest attributable to shareholders’ equity in the amount of R$50,683 (R$37,750 as of December 31, 2014), related to the years from 2006 to 2008, paid by its subsidiary GTA Transportes Aéreos S.A., succeeded by VRG on September 25, 2008. According to the opinion of the Company’s legal counsel and based on the jurisprudence occurred in recent events, the Company classified this case as possible loss, without a provision registered for the related amount. Additionally, the Company maintains escrow deposits with Bic Banco with a partial guarantee on the lawsuit of R$20,062 (R$21,579 as of December 31, 2014) as disclosed in Note 5.

•           Tax on Services (ISS), the amount of R$17,091 (R$16,470 as of December, 31 2014) arising from assessment notices issued by the Municipality of São Paulo against the Company, in the period from January 2007 to December 2010 regarding a possible ISS taxation on partnerships. The classification of the possible risk of loss is a result from the matters under discussion and are interpretative, and involves discussions of factual and evidential materials, and has no final positioning of the Superior Courts.

•           Customs Penalty in the amount of R$18,283 (R$33,956 as of December, 31 2014) relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•           BSSF goodwill (BSSF Air Holdings), in the amount of R$45,292 (R$43,246 as of December, 31 2014) related to infraction notices due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•           VRG’s goodwill in the amount of R$65,929 (R$17,894 as of December, 31 2014) resulted from assessment notice related to the deductibility of the goodwill classified as future profitability. The classification of possible risk of loss arises from the absence of a final opinion from the Superior Courts.

•           ICMS in the amount of R$20,384 from assessment notice issued for alleged understated (or incomplete declaration) amounts related to air transportation revenue to the tax authorities of the State of Ceará in 2014.

•           Tax on Industrialized Products (IPI): supposedly levied on the importation of aircraft in the amount of R$101,448.

There are other lawsuits considered by the Company’s Management and its legal counsels as possible risk, in the estimated amount of R$58,151 (R$27,538 as of December, 31 2014) which added to the lawsuits mentioned above, totaled R$364,078 as of December 31, 2015 (R$176,854 as of December 31, 2014).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

23  22. Equity

22.1.      Capital stock

As of December 31, 2015, the Company’s capital stock wasR$3,080,110 (R$2.618,748 as of December 31, 2014) and represented by 5,238,421,108 shares, comprised by 5,035,037,140 common shares and 203,383,968 preferred shares. The Extraordinary Shareholders Meeting held on March 23, 2015 approved the stock split of the Company’s common shares, in the ratio of one to 35 shares, without changes in the shareholders’ ratio. The Fundo de Investimento em Participações Volluto (“Fundo Volluto”) is the Company’s controlling shareholder, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

The Company’s shares are held as follows:

	12/31/2015			12/31/2014
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	33.88%	61.28%	100.00%	21.16%	61.22%
Delta Air Lines, Inc.	-	16.19%	9.48%	-	5.96%	2.93%
Fidelity Investments	-	-	-	-	5.05%	2.48%
Treasury shares	-	0.75%	0.44%	-	1.50%	0.74%
Other	-	1.05%	0.61%	-	1.33%	0.65%
Free float	-	48.13%	28.19%	-	65.00%	31.98%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock was R$4.0 billion, as of December 31, 2015. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase, the Board of Directors will define the issuance conditions, including pricing and payment terms.

On February 3, 2015, the Board of Directors approved the capital increase of R$89 from subscription of 7,000 preferred shares from exercise of stock options.

On September 4, 2015, the Board of Directors approved the capital increase of R$461,273 from subscription of 64,065,611 common shares, nominatives, without nominal value, by the price per share of R$7.20 for Delta and Fundo Volluto, which share issuance costs totaled R$5,009.

22.2.      Dividends

The Company’s by-laws provide for a mandatory minimum dividend to be paid to common and preferred shareholders, at least 25% of annual adjusted net income after allocation to reserves in accordance with the Brazilian Corporate Law.

22.3.     Treasury shares

During the year ended December 31, 2015, the Company transferred 557,106 restricted shares to its beneficiaries, amounting R$8,658 (62,850 restricted shares in the amount of R$759 as of December 31, 2014), which amount of R$4,505 is related to the difference between the average value of the treasury shares and the fair value of the expenses allocated.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

As of December 31, 2015, the Company had 1,526,769 treasury shares, totaling R$22,699, with a market value of R$3,847 (2,083,875 treasury shares, totaling R$31,357 with a market value of R$31,633 as of December 31, 2014),

22.4.     Share-based payments

As of December 31, 2015 and 2014, the balance of share-based payments reserve was R$103,126 and R$93,763, respectively. The Company recorded a share-based payment expense of R$13,516, R$9,084 and R$6,183 related to equity holders of the parent in the years ended December 31, 2015, 2014 and 2013, respectively, and R$836, R$1,254 and R$905 related to non-controlling interests in the years ended December 31, 2015, 2014 and 2013, respectively , with a corresponding expense classified in Salaries under the statements of operations.

22.5.     Other comprehensive income (loss)

The fair value measurement of financial instruments designated as cash flow hedges is recognized in Other comprehensive income (loss), net of tax effects. The balance as of December 31, 2015 corresponds to a net loss of R$178,939 (net loss of R$138,713 as of December 31, 2014).

22.6.     Share issuance costs

As of December 31, 2015 the balance of share issuance costs was R$155,223 (R$150,214 as of December 31, 2014).

24  23. Revenue

	2015	2014	2013
Passenger transportation	8,954,034	9,432,810	8,399,652
Cargo	318,573	332,464	332,059
Miles revenue	421,348	191,719	109,073
Other revenue (*)	690,044	695,549	639,537
Gross revenue	10,383,999	10,652,542	9,480,321

Related tax	(605,992)	(586,328)	(524,109)
Net revenue	9,778,007	10,066,214	8,956,212

(*) Includes revenues from unused passenger tickets, reissued tickets and cancellation of flight tickets of R$ 449,263, R$463,043 and R$404,017, for the years ended December 31, 2015, 2014 and 2013, respectively.

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical location is as follows:

	2015	%	2014	%	2013	%
Domestic	8,670,023	88.7	8,871,325	88.1	8,140,302	90.9
International	1,107,984	11.3	1,194,889	11.9	815,910	9.1
Net revenue	9,778,007	100.0	10,066,214	100.0	8,956,212	100.0

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

25  24. Financial income (expense)

	2015	2014	2013
Financial income
Income from derivatives	174,693	225,481	413,319
Income from short-term investments	178,147	148,639	149,505
Monetary variation	14,531	22,423	15,198
Other	12,784	11,173	24,502
Taxes on financial income (a)	(47,588)	-	-
	332,567	407,716	602,524
Financial expenses
Losses from derivatives	(124,536)	(684,712)	(363,736)
Interest on short and long-term debt	(885,947)	(592,443)	(532,078)
Bank charges and expenses	(60,760)	(28,006)	(53,521)
Monetary variation	(3,921)	(3,606)	(3,514)
Other	(253,727)	(120,364)	(78,795)
	(1,328,891)	(1,429,131)	(1,031,644)

Exchange rate variation, net (b)	(2,266,999)	(436,207)	(490,096)

Total	(3,263,323)	(1,457,622)	(919,216)

(a) Relative to taxes on financial income (PIS and COFINS), according to the Decree nº8,426 from April 1, 2015.

(b) Includes a loss of R$ 469,574 in 2015 from transactions in Venezuela that were converted using the exchange rate from SIMADI  of VEF200/US$1.00.

26  25. Segments

Operating segments are defined as business activities from which it may earn revenues and incur expenses, which operating results are regularly reviewed by the relevant decision makers to evaluate performance and allocate resources to the segments. The Company holds two operating segments: the flight transportation and the Smiles loyalty program.

The accounting policies of the operating segments are the same as those applied to the consolidated financial statements. Additionally, the Company has distinct natures between the two reportable segments, so there are no common costs and revenues between operating segments.

The Company is the controlling shareholder of Smiles, and the non-controlling interests of Smiles was 45.9%, 45.7% and 42.7% as of December 31, 2015, 2014 and 2013, respectively.

The statements of operations by segment are presented in the same format of our statutory financial statements that are filed with the Brazilian Securities Commission, which is different from the format of the consolidated statements of operations. This is the format of the statements of operations that is presented to our chief operating decision maker (“CODM”). However, the CODM does not use gross profit as the profit or loss measure for purposes of making decisions about allocating resources to the segment and assessing its performance. Our CODM uses net income (loss) for this purpose.

The information below presents the summarized financial position related to reportable segments as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

25.1.     Assets and liabilities of the operating segment

	12/31/2015
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	1,717,370	1,447,318	3,164,688	(703,122)	2,461,566
Noncurrent	7,850,454	217,950	8,068,404	(161,573)	7,906,831
Total assets	9,567,824	1,665,268	11,233,092	(864,695)	10,368,397

Liabilities
Current	5,325,604	954,746	6,280,350	(738,342)	5,542,008
Noncurrent	8,788,682	222,582	9,011,264	137,565	9,148,829
Total equity (deficit)	(4,546,462)	487,940	(4,058,522)	(263,918)	(4,322,440)
Total liabilities and equity	9,567,824	1,665,268	11,233,092	(864,695)	10,368,397

	12/31/2014
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	2,783,212	734,355	3,517,567	(531,369)	2,986,198
Noncurrent	7,061,616	832,848	7,894,464	(904,015)	6,990,449
Total assets	9,844,828	1,567,203	11,412,031	(1,435,384)	9,976,647

Liabilities
Current	3,992,760	708,292	4,701,052	(488,406)	4,212,646
Noncurrent	6,370,455	452,874	6,823,329	(726,354)	6,096,975
Total equity (deficit)	(518,387)	406,037	(112,350)	(220,624)	(332,974)
Total liabilities and equity	9,844,828	1,567,203	11,412,031	(1,435,384)	9,976,647

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

25.2.     Income and expenses of the operating segment

	2015
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (a)	8,294,463	-	8,294,463	288,925	8,583,388
Cargo and other (a)	941,928	47,199	989,127	(19,198)	969,929
Miles revenue (a)	-	1,172,322	1,172,322	(947,632)	224,690
Costs (b)	(8,260,355)	(676,506)	(8,936,861)	676,504	(8,260,357)
Gross profit	976,036	543,015	1,519,051	(1,401)	1,517,650

Operating (expenses)
Sales and marketing	(884,773)	(87,207)	(971,980)	(69,061)	(1,041,041)
Administrative expenses	(677,961)	(39,953)	(717,914)	35,774	(682,140)
Other operating income, net	25,695	-	25,695	-	25,695
	(1,537,039)	(127,160)	(1,664,199)	(33,287)	(1,697,486)

Equity results	179,377	(5,932)	173,445	(177,386)	(3,941)

Finance results	(3,402,013)	138,690	(3,263,323)	-	(3,263,323)

Income (loss) before income taxes	(3,783,639)	548,613	(3,235,026)	(212,074)	(3,447,100)

Current and deferred income taxes	(677,244)	(178,691)	(855,935)	11,795	(844,140)
Net income (loss)	(4,460,883)	369,922	(4,090,961)	(200,279)	(4,291,240)

Attributable to equity holders of the parent	(4,460,883)	200,279	(4,260,604)	(200,279)	(4,460,883)
Attributable to non-controlling interests	-	169,644	169,643	-	169,643

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2014
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (a)	8,848,749	-	8,848,749	197,082	9,045,831
Cargo and other (a)	939,829	-	939,829	(18,341)	921,488
Miles revenue (a)	-	808,058	808,058	(709,163)	98,895
Costs	(8,147,202)	(430,949)	(8,578,151)	430,949	(8,147,202)
Gross profit	1,641,376	377,109	2,018,485	(99,473)	1,919,012

Operating income (expenses)
Sales and marketing	(898,635)	(65,062)	(963,697)	86,557	(877,140)
Administrative expenses	(570,924)	(35,138)	(606,062)	(673)	(606,735)
Other operating income, net	72,295	366	72,661	(366)	72,295
	(1,397,264)	(99,834)	(1,497,098)	85,518	(1,411,580)

Equity results	1,302	(3,791)	(2,489)	(1)	(2,490)

Finance results	1,600,629	147,007	1,457,622	-	1,457,622

Net income (loss) before income taxes	(1,355,215)	416,491	(938,724)	(13,956)	(952,680)

Current and deferred income taxes	(36,796)	(132,551)	(169,347)	4,746	(164,601)
Net income (loss)	(1,392,011)	283,940	(1,108,071)	(9,210)	(1,117,281)

Attributable to equity holders of the parent	(1,392,011)	155,052	(1,236,959)	(9,210)	(1,246,169)
Attributable to non-controlling interests	-	128,888	128,888	-	128,888

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2013
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (a)	8,077,709	-	8,077,709	44,452	8,122,161
Cargo and other (a)	784,086	-	784,086	(11,060)	773,026
Miles revenue (a)	-	573,346	573,346	(512,321)	61,025

Costs (b)	(7,559,496)	(304,004)	(7,863,500)	387,091	(7,476,409)
Gross profit	1,302,299	269,342	1,571,641	(91,838)	1,479,803

Operating income (expenses)
Sales and marketing	(703,824)	(51,452)	(755,276)	29,837	(725,439)
Administrative expenses	(601,187)	(37,719)	(638,906)	33,821	(605,085)
Other operating income, net	116,710	-	116,710	-	116,710

Finance results	(1,048,443)	129,227	(919,216)	-	(919,216)

Income (loss) before income taxes	(934,445)	309,398	(625,047)	(28,180)	(653,227)

Current and deferred income taxes	20,607	(101,554)	(80,947)	9,584	(71,363)

Net income (loss)	(913,838)	207,844	(705,994)	(18,596)	(724,590)

Attributable to equity holders of the parent	(913,838)	135,887	(777,951)	(18,596)	(796,547)
Attributable to non-controlling interests	-	71,957	71,957	-	71,957

(a)  The eliminations are related to transactions between VRG and Smiles.

(b)  Include depreciation and amortization expenses of R$419,691 in the year ended December 31, 2015, comprised by R$416,856 in flight transportation and R$2,835 in Smiles loyalty program (R$460,072 and R$3,224, respectively, in the year ended December 31, 2014, and R$560,836 and R$130, respectively, in the year ended December 31, 2013).

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

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and income and expenses, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, in addition to eliminations entries, consolidating adjustments to adjust the accounting practices related to Smiles’ revenues. In this case, under the perspective of the consolidated financial statements, the mileages that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

27  26. Commitments

As of December 31, 2015, the Company had 124 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. As of December 31, 2015, the approximate amount of firm orders, not including the contractual discounts, was R$58,886,473 (US$15,080,534) and are segregated according to the following years:

	12/31/2015	12/31/2014
2015	-	1,323,818
2016	1,337,753	1,385,110
2017	-	2,132,740
2018	2,141,509	1,456,740
2019	3,495,921	4,465,348
Thereafter	51,911,290	28,678,089
	58,886,473	39,441,845

As of December 31, 2015, from the total orders mentioned above, the Company had the amount of R$7,380,493 (US$1,890,108) related to advances for aircraft acquisition, to be disbursed in accordance with the following schedule:

	12/31/2015	12/31/2014
2015	-	289,945
2016	6,672	154,216
2017	343,657	267,898
2018	579,313	651,124
2019	789,479	694,958
Thereafter	5,661,372	3,234,741
	7,380,493	5,292,882

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

The Company leases its entire aircraft fleet through a combination of operating and finance leases. As of December 31, 2015, the total fleet leased was comprised of 144 aircraft, of which 98 were under operating leases and 46 were recorded as finance leases. The Company holds 40 aircraft under finance leases with purchase option. During the year ended December 31, 2015, the Company received 9 aircraft and returned 6 aircraft under operating lease contracts.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

26.1.     Operating leases

The future payments of non-cancelable operating lease contracts are denominated in U.S. dollars, and are as follows:

	12/31/2015	12/31/2014
2015	-	785,052
2016	1,270,284	697,744
2017	1,127,820	632,899
2018	1,001,212	539,329
2019	904,590	482,752
Thereafter	3,445,126	1,657,034
Total minimum lease payments	7,749,032	4,794,810

26.2.     Sale-leaseback transactions

The Company, during the years 2006 to 2009, recorded gains and losses from sale-leaseback transactions of aircraft 737-800 Next Generation. These gains and losses were deferred, and are being amortized proportionally to the payments of the operating lease agreements over the contract term of 120 months. The amounts registered as of December 31, 2015 and 2014 are as follows:

	Other assets				Other liabilities
	Current		Noncurrent		Current		Noncurrent
	2015	2014	2015	2014	2015	2014	2015	2014
Deferred losses (*)	8,171	8,280	10,075	18,245	-	-	-	-
Deferred gains (**)	-	-	-	-	1,334	1,783	-	1,337

(*)  Related to 11 aircraft from transactions from 2006 to 2009.

(**) Related to 2 aircraft from transactions in 2006.

Additionally, during the year ended December 31, 2015, the Company recorded a net gain of R$32,191 resulting from 6 aircraft received during the year (R$81,224 related to 9 aircraft received during the year ended December 31, 2014) that were used as sale-leaseback transactions and resulted in operating leases. Given that the gains and losses from sale-leaseback transactions will not be offset against future lease payments and were negotiated at fair value, such gain was recognized directly in profit or loss.

28  27. Financial instruments and risk management

The Company and its subsidiaries have financial asset and financial liability transactions, which consist in part of derivative financial instruments. The financial derivative instruments are used to hedge against the inherent risks related to the Company’s operations. The Company and its subsidiaries consider as most relevant risks: fuel price, foreign currency and interest rate. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets. The contracts may be held by exclusive investment funds, as described in the Company’s Risk Management Policy.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Management follows a documented guideline when managing its financial instruments, set out in its Risk Management Policy, which is periodically revised by the Risk Committee, and approved by the Board of Directors. The Risk Committee sets the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and possible financial effects and also prevents the execution of speculative financial instruments transactions.

The Company does not hedge its total risk exposure, and is, therefore, subject to market fluctuations for a significant portion of its exposed assets and liabilities. Decisions on the portion to be protected consider the financial risks and the costs for such protection and are determined and reviewed at least quarterly in line with the strategies of the Risk Committee. The results from operations and the application of controls for risk management are part of the monitoring process by the Risk Committee and have been satisfactory to the proposed objectives.

The description of the consolidated account balances and the categories of financial instruments included in the statements of financial position as of December 31, 2015 and 2014 is as follows:

	Measured at fair value through profit or loss		Measured at amortized cost (c)
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Assets
Cash and cash equivalents	737,343	1,796,605	334,989	102,168
Short-term investments (a)	227,628	287,148	264,092	9,676
Restricted cash	735,404	273,247	59,324	58,303
Derivative assets	1,766	18,846	-	-
Trade receivables	-	-	462,620	352,284
Deposits (b)	-	-	690,826	526,822
Other assets	-	-	156,355	182,923

Liabilities
Debt	-	-	9,304,926	6,235,239
Suppliers	-	-	900,682	686,151
Derivative liabilities	141,443	85,366	-	-

(a)    The Company manages its financial investments as held for trading to pay its short-term operational expenses.

(b)    Excludes judicial deposits, as described in Note 9.

(c)     Items classified as amortized cost refer to credits, debt with private institutions which, in any early settlement, there are no substantial changes in relation to the values recorded, except the amounts related to Perpetual Bonds and Senior Notes, as disclosed on Note 16. The fair values approximate to the book values, according to the short term maturity period of these assets and liabilities.

As of December 31, 2015, the Company did not have financial assets classified as available for sale.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The derivative financial instruments were recognized as follows:

Movement of assets and liabilities	Fuel	Foreign currency	Interest rate	Derivatives of equity instruments	Total
Asset (liability) as of December 31, 2013	22,873	-	34,874	(30,315)	27,432
Fair value variations:
Net losses recognized in results (a)	(14,263)	(24,722)	(1)	(15,901)	(54,887)
Losses recognized in other comprehensive income (loss)	(359,829)	-	(240,261)	-	(600,090)
Settlements during the year	351,238	39,856	123,715	-	514,809
Exercise of purchase option by General Atlantic	-	-	-	46,216	46,216
Asset (liability) as of December 31, 2014 (*)	19	15,134	(81,673)	-	(66,520)
Fair value variations:
Net losses recognized in results (c)	492	102,696	72	-	103,260
Losses recognized in other comprehensive income (loss)	(30,712)	-	(96,489)	-	(127,201)
Settlements during the year	30,201	(116,064)	36,647	-	(49,216)
Asset (liability) as of December 31, 2015 (*)	-	1,766	(141,443)	-	(139,677)

Movement of other comprehensive results	Fuel	Foreign currency	Interest rate	Derivatives of equity instruments	Total
Balances as of December 31, 2013	2,739	-	(20,901)	-	(18,162)
Fair value adjustments during the year	(359,829)	-	(240,261)	-	(600,090)
Reversal, net to profit or loss (b)	355,933	-	61,504	-	417,437
Tax effect	1,325	-	60,777	-	62,102
Balances as of December 31, 2014	168	-	(138,881)	-	(138,713)
Fair value adjustments during the year	(30,712)	-	(96,489)	-	(127,201)
Net reversal to profit or loss (c)	30,456	-	35,797	-	66,253
Tax effects	88	-	20,631	-	20,719
Balances as of December 31, 2015	-	-	(178,942)	-	(178,942)

Effects on the 2015 results (c+d)	(29,964)	102,696	(35,725)	-	37,007
Operating costs and expenses	-	-	(13,150)		(13,150)
Financial income (expense)	(29,964)	102,696	(22,575)		50,157

Effects on the 2014 results (a+b)	(370,196)	(24,722)	(61,505)	(15,901)	(472,324)
Operating costs and expenses	-	-	(13,093)	-	(13,093)
Financial income (expense)	(370,196)	(24,722)	(48,412)	(15,901)	(459,231)

(*) Classified as "Derivatives assets" if the amount results in an asset or "Derivatives liabilities" if the amount results in a liability.

The Company adopts the hedge accounting for the derivatives contracted to hedge interest rate risk classified as "cash flow hedge". As of December 31, 2015, the Company records as cash flow hedge the interest rate hedge and the other derivatives for fuel and foreign currency as economic hedge. The cash flow hedge is programmed to be recycled to profit or loss in the periods stated bellow:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2016	2017	2018	2019	2020	Thereafter
Recycle expectation	(10,632)	(10,607)	(10,379)	(10,664)	(9,872)	(126,788)

The Company has deposits in guarantee for derivative transactions as described in Note 5.

In April 2013, the Company entered into an investment agreement with General Atlantic Service Company LLC. ("G.A.") that established the grant by the Company of an option to purchase its Smiles shares enabling the secondary acquisition by G.A. (or other person designated by it), of Smiles’ shares held by the Company. These options were exercised on February 27, 2014 and, in the year ended December 31, 2014, the Company registered a loss in derivative instruments on the financial result in the amount of R$15,901 related to the derivative market pricing. As of December 31, 2014, the Company derecognized this derivative obligation against equity in the amount of R$46,216.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

a)    Market risks

 i.       Fuel price risk

The aircraft fuel price fluctuates both in the short and in the long-term, in line with crude oil and oil by product price fluctuations. To mitigate the risk of fuel price, the Company contracts derivative financial instruments referenced mainly to crude oil and, eventually, to their derivatives, also contracted, directly with the local supplier, for future fuel deliveries to aircraft at predetermined prices. During the year ended December 31, 2015, the Company recognized a loss on fuel hedging transactions in the amount of R$29,964 (R$370,196 in 2014).

ii.       Foreign currency risk

Foreign risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. To mitigate the foreign currency risk, the Company contracts derivative financial instruments that are referenced to the U.S. dollar. For the year ended December 31, 2015, the Company recognized a gain on foreign currency derivatives in the amount of R$102,969 (loss of R$24,722 in 2014).

The Company’s foreign currency exposure as of December 31, 2015 and 2014 is as follows:

	12/31/2015	12/31/2014
Assets
Cash and cash equivalents and short-term investments	971,986	954,227
Trade receivables	57,104	35,095
Deposits	690,827	526,822
Derivatives	1,766	18,846
Other assets	4,202	53,665
Total assets	1,725,885	1,588,655

Liabilities
Foreign suppliers	113,280	69,733
Short and long-term debt	5,033,900	2,445,291
Finance leases	2,994,094	2,224,679
Other leases payable	179,030	56,837
Provision for aircraft and engine return	725,176	361,651
Other liabilities	-	227
Total liabilities	9,045,480	5,158,418
Exchange exposure in R$	7,319,595	3,569,763

Commitments not recorded in the statements of financial position
Future commitments resulting from operating leases	7,749,032	4,794,810
Future commitments resulting from firm aircraft orders	58,886,473	39,441,845
Total	66,635,505	44,236,655

Total foreign currency exposure - R$	73,955,100	47,806,418
Total foreign currency exposure - US$	18,939,536	17,998,049
Exchange rate (R$/US$)	3.9048	2.6562

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

iii.       Interest rate risk

The Company is mainly exposed to lease transactions indexed to variations in the Libor rate until the aircraft is received. To mitigate such risks, the Company has derivative financial instruments of interest rate (Libor) swaps. During the year ended December 31, 2015, the Company recognized a total loss with interest hedging transactions in the amount of R$35,725 (R$61,505 in 2014).

As of December 31, 2015, the Company and its subsidiaries had interest rate swap derivatives recorded as hedge accounting.

b)    Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, and short-term investments. Trade receivables credit risk consists of amounts falling due from the largest credit card companies, with credit risk better than or equal to those of the Company and its subsidiaries, and receivables from travel agencies, installment sales, and government sales, with a small portion exposed to risks from individuals or other entities.

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

c)    Liquidity risk

Liquidity risk takes on two distinct forms: market and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the maturity dates. That are uncertainty on the companies solvency and the business plan to mitigate those uncertainties is disclosed in Note 1.1. In order to mitigate the liquidity risk, the Company invests its funds according to the Cash Flow Policy, which states that the term of the debt must be higher than the investment portfolio term.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The schedule of financial liability hold by the Company as of December 31, 2015 and 2014 is as follows:

	12/31/2015
	Current	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Short and long-term debt	148,488	188,176	1,059,959	3,110,282	4,798,021	9,304,926
Suppliers	460,235	336,889	103,558	-	-	900,682
Salaries	96,037	89,710	64,888	-	-	250,635
Taxes payable	-	118,957	-	39,054	-	158,011
Landing fees	-	313,656	-	-	-	313,656
Derivative liabilities	-	141,443	-	-	-	141,443
Provisions	-	33,710	172,998	220,754	442,811	870,273
Other liabilities	48,145	107,227	67,402	48,483	22,827	294,084
	752,905	1,329,768	1,468,805	3,418,573	5,263,659	12,233,710

	12/31/2014
	Current	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Short and long-term debt	-	53,735	872,866	1,600,879	3,707,759	6,235,239
Suppliers	222,732	367,027	87,754	8,638	-	686,151
Salaries	107,678	28,250	119,512	-	-	255,440
Taxes payable	-	100,094	-	34,807	-	134,901
Landing fees	-	315,148	-	-	-	315,148
Derivative liabilities	-	85,366	-	-	-	85,366
Provisions	-	176,757	30,337	192,049	86,517	485,660
Other liabilities	31,900	51,040	44,660	59,755	39,836	227,191
	362,310	1,177,417	1,155,129	1,896,128	3,834,112	8,425,096

d)    Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt, divided by total equity (deficit).

The table below shows the Company’s capital management as of December 31, 2015 and 2014:

	12/31/2015	12/31/2014
Short and long-term debt	9,304,926	6,235,239
(-) Cash and cash equivalents	(1,072,332)	(1,898,773)
(-) Short-term investments	(491,720)	(296,824)
(-) Restricted cash	(735,404)	(331,550)
Net debt	7,005,470	3,708,092
Total equity (deficit)	(4,322,440)	(332,974)
Total capital and net debt	2,683,030	3,375,118

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company remains committed to maintaining high liquidity and an amortization profile without pressure on the short-term refinancing.

e)    Sensitivity analysis of financial instruments

The Company also analyzes the impact of the financial instrument fluctuation on the profit or loss and total equity considering:

•      Increase and decrease by 25% and 50% in fuel prices, by keeping all the other variables constant;

•      Increase and decrease by 25% and 50% in the U.S. dollar exchange rate, by keeping all the other variables constant;

•      Increase and decrease by 25% and 50% in the Libor interest rate, by keeping all the other variables constant.

The estimates presented do not necessarily reflect the amounts to be reported in future financial statements. The use of different methodologies and/ or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis of foreign currency exposure, derivatives position and the interest rates on December 31, 2015 to market risks considered relevant by management. In the tables, positive values are displayed as asset exposures (assets higher than liabilities) and negative values are exposed liabilities (liabilities higher than assets).

i)     Fuel risk

As of December 31, 2015, the Company does not have fuel derivative contracts.

ii)     Foreign currency risk

As of December 31, 2015, the Company have U.S. dollar derivative contracts with notional value of US$52,750, with maturities until February 2016, and a net exchange exposure liability of R$7,319,432. As of December 31, 2015, the Company adopted the closing exchange rate of R$3.9048/US$ as a likely scenario, and the impact of the change of 25% and 50% over that rate, is as follows:

Instruments	Exposure amount (*)	-50%	-25%	+ 25%	+50%
		R$1.9524/USD	R$2.9286/USD	R$4.8810/USD	R$5.8572/USD
Liabilities, net	(7,319,432)	1,463,886	2,439,811	(1,463,886)**	(2,439,811)**
Derivatives	1,766	(353)**	(589)**	353	589
	(7,317,666)	1,463,533	2,439,222	(1,463,533)**	(2,439,222)**

(*) The Company believes that the likely values of the liabilities exposed to the U.S. dollar correspond to the amounts recorded at December 31, 2015.

(**)  Negative values correspond to net losses expected in the case of U.S. dollar appreciation.

III)   Interest risk factor

As of December 31, 2015, the Company holds financial investments and financial liabilities indexed to several rates, and Libor interest. In the sensitivity analysis of non-derivative financial instruments it was considered the impacts on yearly interest of the exposed values as of December 31, 2015, arising from fluctuations in interest rates according to the scenarios presented below:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Instruments	Risk	Exposure amount	Possible Adverse Scenario	Adverse Scenario Remote
			25%	50%
Short and long-term debt, net of short-term investments (*)	Increase in the CDI rate	(21,106)	(16,420)	(32,839)
Derivatives	Decrease in the Libor rate	(141,443)	(51,577)	(103,353)

(*) Refers to the sum of the values invested and raised in the market and indexed to CDI, the negative amounts means more debt than investments.

Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

•         Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

•         Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

•         Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of December 31, 2015 and 2014:

	12/31/2015		12/31/2014
Financial instrument	Book value	Other significant observable factors (Level 2)	Book value	Other significant observable factors (Level 2)
Cash and cash equivalents	737,343	737,343	334,989	334,989
Short-term investments	227,628	227,628	264,092	264,092
Restricted cash	735,404	735,404	59,324	59,324
Derivative assets	1,766	1,766	18,846	18,846
Derivative liabilities	(141,443)	(141,443)	(85,366)	(85,366)

29  28. Non-cash transactions

In the year ended December 31, 2015, the Company increased its property, plant and equipment in the amount of R$512,752, of which R$259,673 (R$69,484 in the year ended December 31, 2014) is related to an increase of the provision for aircraft return, R$107,592 refers to financing by FINIMP and R$145,487 is related to aircraft acquisition under finance leases.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

30  29. Insurance

As of December 31, 2015, the insurance coverage by nature, considering the aircraft fleet and related to the maximum reimbursable amounts indicated in U.S. dollars (in thousands), is as follows:

Aeronautical Type	In Reais	In U.S. dollars
Guarantee - hull/war	17,336,109	4,439,692
Civil liability per event/aircraft (*)	2,928,600	750,000
Inventories (*)	546,672	140,000

(*) Values per incident and annual aggregate.

Pursuant to Law No. 10,744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which VRG may be required to pay, for amounts exceeding the limit of the insurance policies effective since September 10, 2001, limited to the amount in Brazilian Reais equivalent to US$1.0 billion.

31  30. Subsequent events

On February 26, 2016, the Management of Smiles recommended the additional dividends distribution based on the net income for the year ended December 31, 2015. The proposal to distribute the additional amount of R$269,574 will be submitted to approval on the Ordinary Shareholders Meeting schedule to April 19, 2016.

On February 26, 2016, Smiles approved the execution of an advance airline ticket sale agreement to acquire credits for the future acquisition of air tickets issued by VRG, in an amount of up to R$1.0 billion. Under the terms of the agreement, Smiles shall pay VRG, initially, R$376,000 on the closing date of the agreement.

32  31. Condensed consolidated financial information of guarantor subsidiaries

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

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/13/2015
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (VRG)	Non-guarantor subsidiaries (*)	Consolidating adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	17,432	26,643	349,941	678,316	-	1,072,332
Short-term investments	-	-	120,129	459,385	(87,794)	491,720
Restricted cash	10,514	-	-	48,810	-	59,324
Trade receivables	-	-	268,993	192,422	1,205	462,620
Inventories	-	-	199,236	-	-	199,236
Other current assets	33,585	-	168,755	664,022	(690,028)	176,334
	61,531	26,643	1,107,054	2,042,955	(776,617)	2,461,566

Noncurrent assets
Credits with related parties	212,951	2,178,370	36,421	3,038,304	(5,466,046)	-
Other noncurrent assets	85,280	-	1,727,099	196,848	(92,039)	1,917,188
Investments	213,800	-	2,782	15,643	(213,801)	18,424
Property, plant and equipment	-	-	3,272,169	984445	-	4,256,614
Intangible assets	-	-	1,700,693	13,912	-	1,714,605
	512,031	2,178,370	6,739,164	4,249,152	(5,771,886)	7,906,831

Total assets	573,562	2,205,013	7,846,218	6,292,107	(6,548,503)	10,368,397

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2015
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (VRG)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated
Liabilities
Current liabilities
Short-term debt	-	47,472	1,274,819	80,126	(5,794)	1,396,623
Suppliers	6,839	-	857,286	84,106	(47,549)	900,682
Advance ticket sales	-	-	1,115,268	-	91,387	1,206,655
Provisions	-	-	206,708	-	-	206,708
Other current liabilities	580	-	1,606,447	872,054	(647,741)	1,831,340
	7,419	47,472	5,060,528	1,036,286	(609,697)	5,542,008

Noncurrent liabilities
Long-term debt	-	1,720,744	3,760,707	2,518,038	(91,186)	7,908,303
Related parties	5,016	795,232	883,453	3,773,973	(5,457,674)	-
Provision for loss on investments	5,107,589	-	-	-	(5,107,589)	-
Other noncurrent liabilities	-	-	1,143,933	222,582	(125,989)	1,240,526
	5,112,605	2,515,976	5,788,093	6,514,593	(10,782,438)	9,148,829

Equity attributable to equity holders of the parent	(4,546,462)	(358,435)	(3,002,403)	(1,482,794)	4,843,632	(4,546,462)
Non-controlling interests	-	-	-	224,022	-	224,022
Total equity (deficit)	(4,546,462)	(358,435)	(3,002,403)	(1,258,772)	4,843,632	(4,322,440)

Total equity and liabilities	573,562	2,205,013	7,846,218	6,292,107	(6,548,503)	10,368,397

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2015
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (VRG)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated
Statement of operations

Net revenue	-	-	9,234,659	1,221,259	(677,911)	9,778,007

Operating costs and expenses
Salaries	(4,974)	-	(1,535,692)	(39,866)	1	(1,580,531)
Aircraft fuel	-	-	(3,301,368)	-	-	(3,301,368)
Aircraft rent	-	-	(1,106,583)	6,497	-	(1,100,086)
Aircraft insurance	-	-	(29,791)	-	-	(29,791)
Sales and marketing	(349)	-	(565,980)	(51,074)	-	(617,403)
Landing fees	-	-	(681,378)	-	-	(681,378)
Aircraft, traffic and mileage servicing	(8,648)	(99)	(948,052)	(706,252)	643,218	(1,019,833)
Maintenance, materials and repairs	-	-	(603,918)	(7)	-	(603,925)
Depreciation and amortization	-	-	(416,767)	(2,924)	-	(419,691)
Other operating expenses	(2,302)	(12)	(611,344)	9,814	7	(603,837)
	(16,273)	(111)	(9,800,873)	(783,812)	643,226	(9,957,843)

Equity results	(3,562,470)	-	1,991	(5,932)	3,562,470	(3,941)
Financial expenses, net	(811,019)	(16,649)	(2,323,332)	(112,323)	-	(3,263,323)

Income (loss) before income taxes	(4,389,762)	(16,760)	(2,887,555)	319,192	3,527,785	(3,447,100)

Income taxes	(71,121)	-	(606,121)	(178,692)	11,794	(844,140)
Net income (loss) for the year	(4,460,883)	(16,760)	(3,493,676)	140,500	3,539,579	(4,291,240)

Net income (loss) attributable to equity holders of the parent	(4,460,883)	(16,760)	(3,493,676)	140,500	3,369,936	(4,460,883)
Net income attributable to non-controlling interests	-	-	-	-	169,643	169,643

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2015
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (VRG)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated

Net income (loss) for the year	(4,460,883)	(16,760)	(3,493,676)	140,500	3,539,579	(4,291,240)

Other comprehensive income (loss) to be reversed to profit or loss in subsequent periods
Cash flow hedges	(60,949)	-	(60,949)	-	60,949	(60,949)
Tax effect	20,723	-	20,723	-	(20,723)	20,723
	(40,226)	-	(40,226)	-	40,226	(40,226)

Comprehensive income (loss) for the year	(4,501,109)	(16,760)	(3,533,902)	140,500	3,579,805	(4,331,466)

Comprehensive income (loss) for the year attributable to
Equity holders of the parent	(4,501,109)	(16,760)	(3,533,902)	140,500	3,410,162	(4,501,109)
Non-controlling interests	-	-	-	-	169,643	169,643

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2015
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (VRG)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated

Net cash flows from (used in) operating activities	(437,449)	62,513	(1,509,671)	1.214,532	70,608	(599,467)

Investing activities
Acquisition of property, plant and equipment, net	-	-	(437,713)	(123,279)	1,615	(559,377)
Intangible assets	-	-	(41,035)	-	(1,777)	(42,812)
Restricted cash	(11,952)	-	(401,396)	9,494	-	(403,854)
Short-term investments	-	-	-	(254,416)	-	(254,416)
Related parties	141,765	130,218	-	(1,003,157)	731,174	-
Other	(417,880)	-	1,302	8,171	409,709	1,302
Net cash flows from (used in) investing activities	(288,067)	130,218	(878,842)	(1,363,187)	1,140,721	(1,259,157)

Financing activities
Issuance of debt, net of payments and issuance costs	1,117,771	(53,368)	(291,243)	(362,642)	16,455	426,973
Related parties	(1,811,297)	-	945,009	1,655,421	(789,133)	-
Capital increase, net of issuance costs	456,302	-	567,702	11,366	(579,068)	456,302
Other	(2)	-	-	(290,962)	157,879	(133,085)
Net cash flows from (used in) financing activities	(237,226)	(53,368)	1,221,468	1,013,183	(1,193,867)	750,190

Foreign exchange variation on cash held in foreign currencies	978,235	(116,506)	180,669	(742,943)	(17,462)	281,993
Net increase (decrease) in cash and cash equivalents	15,493	22,857	(986,376)	121,585	-	(826,441)

Cash and cash equivalents at beginning of the year	1,939	3,786	1,336,317	556,731	-	1,898,773
Cash and cash equivalents at the end of the year	17,432	26,643	349,941	678,316	-	1,072,332

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

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

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

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

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2014
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (VRG)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated
Statement of operations

Net revenue	-	-	9,788,591	807,488	(529,865)	10,066,214

Operating costs and expenses
Salaries	(6,104)	-	(1,335,933)	(32,059)	-	(1,374,096)
Aircraft fuel	-	-	(3,842,276)	-	-	(3,842,276)
Aircraft rent	-	-	(844,571)	-	-	(844,571)
Aircraft insurance	-	-	(22,411)	-	-	(22,411)
Sales and marketing	(776)	-	(629,916)	(36,680)	-	(667,372)
Landing fees	-	-	(613,153)	-	-	(613,153)
Aircraft, traffic and mileage servicing	(4,238)	-	(800,315)	(458,793)	515,899	(747,447)
Maintenance, materials and repairs	-	-	(511,042)	(3)	-	(511,045)
Depreciation and amortization	-	-	(460,040)	(3,256)	-	(463,296)
Other operating expenses	(1,148)	-	(540,350)	68,370	13	(473,115)
	(12,266)	-	(9,600,007)	(462,421)	515,912	(9,558,782)

Equity results	(1,077,220)	-	1,302	(3,791)	1,077,219	(2,490)
Financial income (expense), net	(174,121)	(41,357)	(1,191,416)	(50,729)	1	(1,457,622)

Income (loss) before income taxes	(1,263,607)	(41,357)	(1,001,530)	290,547	1,063,267	(952,680)

Income taxes	17,438	-	(54,233)	(132,550)	4,744	(164,601)
Net income (loss) for the year	(1,246,169)	(41,357)	(1,055,763)	157,997	1,068,011	(1,117,281)

Net income (loss) attributable to equity holders of the parent	(1,246,169)	(41,357)	(1,055,763)	157,997	939,123	(1,246,169)
Net income attributable to non-controlling interests	-	-	-	-	128,888	128,888

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2014
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

(*) The non-guarantor subsidiaries are comprised of the entities GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2014
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (VRG)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated

Net cash flows from (used in) operating activities	209,816	42,916	261,673	443,325	171,462	1,129,192

Investing activities
Acquisition of property, plant and equipment, net	-	-	(215,206)	(775)	28,371	(187,610)
Intangibles	-	-	(28,680)	(17,370)	(258)	(46,308)
Restricted cash	(1,811)	-	(16,980)	(58,303)	-	(77,094)
Financial investments, net	-	-	-	58,303	(218,813)	(160,510)
Related parties	(134,214)	92,631	-	41,338	245	-
Other	(119,684)	-	(791)	(16,721)	177,108	39,912
Net cash flows from (used in) investing activities	(255,709)	92,631	(261,657)	6,472	(13,347)	(431,610)

Financing activities
Issuance of debt, net of payments and issuance costs	(132,562)	(114,455)	(211,910)	323,663	490,500	355,236
Related parties	(129,572)	-	(34,529)	614,992	(450,891)	-
Other	112,290	-	570,296	(1,149,944)	(197,462)	(664,820)
Net cash flows from (used in) financing activities	(149,844)	(114,455)	323,857	(211,289)	(157,853)	(309,584)

Foreign exchange variation on cash held in foreign currencies	173,587	(27,031)	(124,872)	(146,295)	(261)	(124,872)
Net increase (decrease) in cash and cash equivalents	(22,150)	(5,939)	199,001	92,213	-	263,126

Cash and cash equivalents at beginning of the year	24,088	9,725	1,137,316	464,519	-	1,635,647
Cash and cash equivalents at the end of the year	1,938	3,786	1,336,317	556,732	-	1,898,773

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2013
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (VRG)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated
Statement of operations

Net revenue	-	-	8,862,358	573,346	(479,492)	8,956,212

Operating costs and expenses
Salaries	(7,705)	-	(1,295,148)	(30,609)	-	(1,333,462)
Aircraft fuel	-	-	(3,610,822)	-	-	(3,610,822)
Aircraft rent	-	-	(699,193)	-	-	(699,193)
Aircraft insurance	-	-	(20,222)	-	-	(20,222)
Sales and marketing	(293)	-	(487,042)	(28,724)	-	(516,059)
Landing fees	-	-	(566,541)	-	-	(566,541)
Aircraft, traffic and mileage servicing	(8,231)	(69)	(708,157)	(334,000)	450,978	(599,479)
Maintenance materials and repairs	-	-	(460,803)	(2)	-	(460,805)
Depreciation	-	-	(575,473)	(130)	14,637	(560,966)
Other operating expenses	(4,364)	-	(413,317)	110,284	(15,277)	(322,674)
Total operating costs and expenses	(20,593)	(69)	(8,836,718)	(283,181)	450,338	(8,690,223)

Equity results	(619,072)	-	-	-	619,072	-
Financial income (expense), net	(159,931)	(19,722)	(752,979)	12,186	1,230	(919,216)
Income (loss) before income taxes	(799,596)	(19,791)	(727,339)	302,351	591,148	(653,227)

Income taxes	3,049	-	17,565	(101,555)	9,578	(71,363)
Net income (loss) for the year	(796,547)	(19,791)	(709,774)	200,796	600,726	(724,590)

Net income (loss) attributable to equity holders of the parent	(796,547)	(19,791)	(709,774)	200,796	528,769	(796,547)
Net income attributable to non-controlling interests	-	-	-	-	71,957	71,957

 (*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2013
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

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2013
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

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.