Form 20-F
period 2016-12-31
Gol Intelligent Airlines Inc.
filed 2017-05-01
CIK 1291733

As filed with the Securities and Exchange Commission on May 1, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 20-F

_______________

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

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
Richard F. Lark, Jr.
+55 11 5098-7881
Fax: +55 11 5098-2341
E-mail: ri@voegol.com.br
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

The number of outstanding shares of each class of stock of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2016:

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

We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts in respect of the year ended December 31, 2016 was R$3.2591 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect on December 31, 2016, as reported by the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at the above rate. See “Exchange Rates” for more detailed information regarding the Brazilian foreign exchange system and historical data on the exchange rate of the real against the U.S. dollar.

In this annual report, we use the terms “the Registrant” to refer to Gol Linhas Aéreas Inteligentes S.A., and “Gol”, “Company”, “we,” “us” and “our” to refer to the Registrant and its consolidated subsidiaries together, except where the context requires otherwise. The term GLA refers to Gol Linhas Aéreas S.A., a wholly owned subsidiary of the Registrant. The term “VRG” refers to the  company formed from assets of the former Varig group, which we acquired in April 2007. References to “preferred shares” and “ADSs” refer to non-voting preferred shares of the Registrant and American depositary shares representing those preferred shares, respectively, except where the context requires otherwise.

The phrase “Brazilian government” refers to the federal government of the Federative Republic of Brazil, and the term “Central Bank” refers to the Banco Central do Brasil, or the Central Bank. The term “Brazil” refers to the Federative Republic of Brazil. The terms “U.S. dollar” and “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States. The terms “real” and “reais” and the symbol “R$” refer to the legal currency of Brazil. “IFRS” refers to the international financial reporting standards as issued by the International Accounting Standards Board, or IASB. We make statements in this annual report about our competitive position and market share in, and the market size of, the Brazilian and international airline industry. We have made these statements on the basis of statistics and other information from third party sources, governmental agencies or industry or general publications that we believe are reliable. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications. All industry and market data contained in this annual report are from the latest publicly available information.

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

•         “Breakeven load factor” is the passenger load factor that will result in passenger revenues equaling operating expenses.

•         “Load factor” represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger kilometers by available seat kilometers).

•         “Low-cost carrier” refers to airlines with a business model focused on a single fleet type, low cost distribution channels and a highly efficient flight network.

•         “Operating expense per available seat kilometer” or “CASK” represents operating expenses divided by available seat kilometers, which is the generally accepted industry metric to measure operational cost-efficiency.

•         “Operating expense excluding fuel expense per available seat kilometer” or “CASK - ex fuel” represents operating expenses less fuel expense, divided by available seat kilometers.

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

Cautionary Statements about Forward-Looking Statements

This annual report includes forward-looking statements, principally under the captions “Risk Factors,” “Operating and Financial Review and Prospects” and “Business Overview.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting us. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•         general economic, political and business conditions in Brazil, South America and the Caribbean;

•         the effects of global financial markets and economic crises;

•         management’s expectations and estimates concerning our financial performance and financing plans and programs;

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

•         our ability to successfully implement our strategy; and

•         developments in the Brazilian civil aviation infrastructure, including air traffic control, airspace and airport infrastructure.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, and the effects of regulation and the effects of competition. Forward-looking statements are valid only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

PART I

ITEM 1.       Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.       Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.       Key Information

A.      Selected Financial Data

We present in this section the following summary financial data:

•         Summary financial information derived from our audited consolidated financial statements included herein as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014; and

•         Summary financial information derived from our audited consolidated financial statements not included herein as of and for the years ended December 31, 2013 and 2012.

The following tables present summary historical consolidated financial and operating data for us for each of the periods indicated.

Summary Financial Information

	Year Ended December 31,
	2012	2013	2014	2015	2016	2016(1)
Statements of Operations	(in thousands of R$, except per share/ADS information)					(in thousands of US$)
Operating revenue:
Passenger	7,159,987	8,122,161	9,045,831	8,583,388	8,671,442	2,660,686
Cargo and other	943,572	834,051	1,020,383	1,194,619	1,195,893	366,940
Total operating revenue	8,103,559	8,956,212	10,066,214	9,778,007	9,867,335	3,027,626
Operating expenses:
Salaries	(1,569,670)	(1,333,462)	(1,374,096)	(1,580,531)	(1,656,785)	(508,357)
Aircraft fuel	(3,742,219)	(3,610,822)	(3,842,276)	(3,301,368)	(2,695,390)	(827,035)
Aircraft rent	(644,031)	(699,193)	(844,571)	(1,100,086)	(996,945)	(305,896)
Sales and marketing	(426,582)	(516,059)	(667,372)	(617,403)	(555,984)	(170,594)
Landing fees	(559,421)	(566,541)	(613,153)	(681,378)	(687,366)	(210,907)
Aircraft, traffic and mileage servicing	(528,737)	(599,479)	(747,447)	(1,019,833)	(1,068,175)	(327,752)
Maintenance, materials and repairs	(417,990)	(460,805)	(511,045)	(603,925)	(593,090)	(181,980)
Depreciation and amortization	(519,631)	(560,966)	(463,296)	(419,691)	(447,668)	(137,359)
Other operating expenses	(600,891)	(342,896)	(495,526)	(633,628)	(468,107)	(143,631)
Total operating expenses	(9,009,172)	(8,690,223)	(9,558,782)	(9,957,843)	(9,169,510)	(2,813,510)
Equity results	-	-	(2,490)	(3,941)	(1,280)	(393)
Income (loss) before financial expense, net and income taxes	(905,613)	265,989	504,942	(183,777)	696,545	213,723
Financial income (expense), net	(679,209)	(919,216)	(1,457,622)	(3,263,323)	664,877	204,006
Profit (loss) before income taxes	(1,584,822)	(653,227)	(952,680)	(3,447,100)	1,361,422	417,729
Income taxes	71,907	(71,363)	(164,601)	(844,140)	(259,058)	(79,488)
Net income (loss)	(1,512,915)	(724,590)	(1,117,281)	(4,291,240)	1,102,364	338,242
Attributable to non-controlling interests	-	71,957	128,888	169,643	252,745	77,551
Attributable to equity holders of Gol	(1,512,915)	(796,547)	(1,246,169)	(4,460,883)	849,619	260,691

	As of December 31,
	2012	2013	2014	2015	2016	2016(1)
Balance Sheet Data:	(in thousands of R$)					(in thousands of US$)
Cash and cash equivalents	775,551	1,635,647	1,898,773	1,072,332	562,207	172,504
Restricted cash	224,524	254,456	331,550	735,404	168,769	51,784
Short-term investments	585,028	1,155,617	296,824	491,720	431,233	132,317
Trade receivables	325,665	324,821	352,284	462,620	760,237	233,266
Sub-total	1,910,768	3,370,541	2,879,431	2,762,077	1,922,446	589,870
Deposits	657,196	847,708	793,508	1,020,074	1,188,992	364,822
Total assets	9,027,098	10,638,448	9,976,647	10,368,397	8,404,355	2,578,735
Short-term debt	1,719,625	440,834	1,110,734	1,396,623	835,290	256,295
Long-term debt	3,471,550	5,148,551	5,124,505	7,908,303	5,543,930	1,701,062
Total equity	732,828	1,218,500	(332,974)	(4,322,440)	(3,356,751)	(1,029,963)
Capital stock	2,499,689	2,501,574	2,618,748	3,080,110	3,080,110	945,080

	Year Ended December 31,
	2012	2013	2014	2015	2016	2016(1)
Earnings per Share and Other Information:	(in R$)					(in US$)
Basic income (loss) per preferred share (2)	(5.52)	(2.88)	(4.48)	(14.76)	2.46	0.75
Basic income (loss) per common share (2)	(0.16)	(0.08)	(0.13)	(0.42)	0.07	0.02
Basic income (loss) per share(3)	(5.52)	(2.88)	(4.48)	(14.76)	2.45	0.75
Basic income (loss) per ADS (2)(4)	(27.60)	(14.40)	(22.40)	(73.80)	12.28	3.77
Diluted income (loss) per preferred share(2)	(5.52)	(2.88)	(4.48)	(14.76)	2.45	0.75
Diluted income (loss) per common share(2)	(0.16)	(0.08)	(0.13)	(0.42)	0.07	0.02
Diluted income (loss) per share(3)	(5.52)	(2.88)	(4.48)	(14.76)	2.45	0.75
Diluted income (loss) per ADS(2)(4)	(27.60)	(14.40)	(22.40)	(73.80)	12.28	3.77
Weighted average number of outstanding shares in relation to basic income (loss) per preferred share (in thousands)(2)	134,298	132,780	134,151	158,285	202,261	202,261
Weighted average number of outstanding shares in relation to basic income (loss) per common share (in thousands)(2)	4,900,915	5,035,037	5,035,037	5,035,037	5,035,037	5,035,037
Weighted average number of outstanding shares in relation to basic income (loss) per share (in thousands)(3)	274,324	276,638	278,009	302,143	346,119	346,119
Weighted average number of outstanding ADSs in relation to basic income (loss) per share (in thousands)(3)(4)	54,864	55,328	55,602	60,428	69,224	69,224
Weighted average number of outstanding shares in relation to diluted income (loss) per preferred share (in thousands)(2)	134,298	132,780	134,151	158,285	202,607	202,607
Weighted average number of outstanding shares in relation to diluted income (loss) per common share (in thousands)(2)	4,900,915	5,035,037	5,035,037	5,035,037	5,035,037	5,035,037
Weighted average number of outstanding shares in relation to diluted income (loss) per share (in thousands)(3)	274,324	276,638	278,009	302,143	346,465	346,465
Weighted average number of outstanding ADSs in relation to diluted income (loss) per share (in thousands)(3)(4)	54,864	55,328	55,602	60,428	69,294	69,294
Dividends declared per preferred share (net of withheld income taxes)	0	0	0	0	0	0

	Year Ended December 31,
	2012	2013	2014	2015	2016	2016(1)
Other Financial Data:	(in thousands of R$ except percentages)					(in thousands of US$)
EBITDA(5)	(385,982)	826,955	968,238	235,914	1,144,213	351,083
EBITDA margin(6)	(4.8%)	9.2%	9.6%	2.4%	11.6%	11.6%
Operating margin(7)	(11.2)%	3.0%	5.0%	(1.9)%	7.1%	7.1%
Total liquidity(8)	1,910,768	3,370,541	2,879,431	2,762,077	1,922,446	589,870
Net cash provided by (used in) operating activities	133,293	403,881	1,129,192	(599,467)	(21,067)	(6,464)
Net cash provided by (used in) investing activities	(590,443)	(318,936)	(431,610)	(1,259,157)	592,089	181,673
Net cash provided by (used in) financing activities	(4,381)	807,162	(309,584)	750,190	(1,062,783)	(326,097)

Summary Operational Data

	Year Ended December 31
	2012	2013	2014	2015	2016
Operating Data:
Operating aircraft at period end	126	141	139	142	121
Total aircraft at period end	147	150	144	144	130
Revenue passengers carried (in thousands)	39,164	36,306	39,749	38,868	32,623
Revenue passenger kilometers (RPKs) (in millions)(9)	36,410	34,684	38,085	38,410	35,928
Available seat kilometers (ASKs) (in millions) (9)	51,867	49,633	49,503	49,744	46,329
Load-factor	70.2%	69.9%	76.9%	77.2%	77.5%
Break-even load-factor	78.0%	67.8%	73.1%	78.1%	72.1%
Aircraft utilization (block hours per day)	12.1	11.2	11.5	11.3	11.2
Average fare (R$)	183	224	228	221	265
Passenger revenue yield per RPK (R$ cents)	19.7	23.4	23.8	22.4	24.1
Passenger revenue per ASK (R$ cents)	13.8	16.4	18.3	17.3	18.7
Operating revenue per ASK (R$ cents)	15.6	18.0	20.3	19.7	21.3
Operating expense per ASK (R$ cents)	17.4	17.5	19.3	20.0	19.8
Operating expense less fuel expense per ASK (R$ cents)	10.2	10.2	11.6	13.4	14.0
Departures	348,578	316,466	317,594	315,902	261,514
Departures per day	955	867	870	866	717
Destinations served	65	65	71	68	63
Average stage length (kilometers)	877	897	912	933	1,043
Active full-time equivalent employees at period end	17,726	16,319	16,875	16.472	15,261
Fuel liters consumed (in thousands)	1,655,421	1,511,869	1,538,202	1,551,137	1,390,958
Average fuel expense per liter	2.26	2.39	2.50	2.13	1.9
Percentage of sales through website during period(10)	88.8%	87.6%	83.1%	80.7%	79.8%
Percentage of sales through website and call center during period	94.5%	92.5%	87.3%	84.5%	83.3%

_________

(1)   Translated for convenience using the U.S. dollar exchange rate as reported by the Central Bank of R$3.2591 to US$1.00 as of December 31, 2016.

(2)   Adjusted to reflect the one to 35 stock split of our common shares on March 23, 2015 and that since that date our preferred shares are entitled to receive dividends per share in an amount 35 times the amount of dividends per share paid to holders of our common shares in order to account for the split of our common shares. Our preferred shares are not entitled to any fixed dividend preferences. See “Item 9. The Offer and Listing–C. Markets–Corporate Governance Practices” for further details.

(3)   Common shares multiplied by 35 to calculate earnings (loss) per share and divided by 35 to calculate weighted average number of shares, to reflect the ratio of 35 common shares for each preferred share. This is not a measure of financial performance recognized under Brazilian GAAP or IFRS, nor should it be considered as alternatives to numbers calculated per preferred share and per common share. We believe that calculations per share provide useful information as it equalizes the common share economic rights and number of shares to those of our preferred shares.

(4)   Adjusted to reflect the ratio of our ADSs to preferred shares of one ADS to five preferred shares. See “Item 12. Description of Securities other than Equity Securities–A. American Depositary Shares.”

(5)   We calculate EBITDA as net income (loss) plus financial income (expense), net, income taxes and depreciation and amortization.  EBITDA is not a measure of financial performance recognized under Brazilian GAAP or IFRS, nor should it be considered as alternatives to net income (loss) as measures of operating performance, or as alternatives to operating cash flows, or as measures of liquidity. EBITDA is not calculated using a standard methodology and may not be comparable to the definition of EBITDA or similarly titled measures used by other companies. As financial income (expenses) net, income taxes, and depreciation and amortization are not considered for calculation of EBITDA, we believe that our EBITDA provides an indication of our general economic performance, without giving effect to interest rate or exchange rate fluctuations, changes in income and social contribution tax rates, or depreciation and amortization.

(6)   EBITDA divided by net revenue.

(7)   Operating margin represents operating income (loss) before financial results and income taxes divided by operating revenue.

(8)   Total liquidity is the sum of cash and cash equivalents, restricted cash, short-term investments and trade receivables.

(9)   Source: National Civil Aviation Agency (Agência Nacional de Aviação Civil), or ANAC.

(10) Considering sales through our website and API (application programming interface) systems.

Reconciliation of Net Income (Loss) to EBITDA and EBITDAR	Year Ended December 31,
	2012	2013	2014	2015	2016	2016(1)
	(in thousands of R$ except as otherwise indicated)					(in thousands of US$)
Net income (loss)	(1,512,915)	(724,590)	(1,117,281)	(4,291,240)	1,102,364	338,242
(+) Income taxes	(71,907)	71,363	164,601	844,140	259,058	79,488
(+) Financial income (expenses), net	679,209	919,216	1,457,622	3,263,323	(664,877)	(204,006)
(+) Depreciation and amortization	519,631	560,966	463,296	419,691	447,668	137,359
EBITDA(2)	(385,982)	826,955	968,238	235,914	1,144,213	351,083
(+) Aircraft rent	644,031	699,193	844,571	1,100,086	996,945	305,896
EBITDAR(2)	258,049	1,526,148	1,812,809	1,336,000	2,141,158	656,978
EBITDA/Aircraft Rent	(0.6)x	1.2x	1.1x	0.2x	1.1x	1.1x

_________

(1)   Translated for convenience using the U.S. dollar exchange rate as reported by the Central Bank of R$3.2591 to US$1.00 as of December 31, 2016.

(2)   We calculate EBITDA as net income (loss) plus financial income (expense), net, income taxes and depreciation and amortization. EBITDAR is calculated as net income (loss) plus financial income (expenses) net, income taxes, depreciation and amortization and aircraft rent expenses. EBITDA and EBITDAR are not measures of financial performance recognized under Brazilian GAAP or IFRS, nor should they be considered as alternatives to net income (loss) as measures of operating performance, or as alternatives to operating cash flows, or as measures of liquidity. EBITDA and EBITDAR are not calculated using a standard methodology and may not be comparable to the definition of EBITDA or EBITDAR or similarly titled measures used by other companies. As financial income (expenses) net, income taxes, and depreciation and amortization are not considered for calculation of EBITDA and EBITDAR, we believe that our EBITDA and EBITDAR provides an indication of our general economic performance, without giving effect to interest rate or exchange rate fluctuations, changes in income and social contribution tax rates, or depreciation and amortization. In addition, we believe EBITDAR provides a better understanding of our operating performance as it excludes aircraft rent expenses. We usually present EBITDAR because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should be considered in addition to the impact of depreciation and amortization. A substantial amount of aircraft is leased, representing a material cost item. EBITDAR therefore indicates the capacity to cover such costs, as well as facilitating comparisons with other companies in the sector.

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

The following tables present the selling rate, expressed in reais to the U.S. dollar (R$/US$), for the periods indicated:

	Period-End	Average(1)	Low	High
	(R$ per US$)
Year
2012	2.044	1.955	1.702	2.112
2013	2.343	2.161	1.953	2.446
2014	2.656	2.353	2.197	2.740
2015	3.905	3.339	2.575	4.195
2016	3.259	3.483	3.119	4.156
2017 (through April 18, 2017)	3.096	3.123	3.051	3.273

	Month-End	Average(2)	Low	High
	(R$ per US$)
Month
October 2016	3.181	3.186	3.119	3.236
November 2016	3.397	3.342	3.202	3.445
December 2016	3.259	3.352	3.259	3.465
January 2017	3.127	3.197	3.127	3.273
February 2017	3.099	3.104	3.051	3.148
March 2017	3.168	3.128	3.077	3.174
April 2017 (through April 18, 2017)	3.096	3.121	3.092	3.146

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

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely affect us and the trading price of our ADSs, our preferred shares and our debt instruments.

The Brazilian federal government has frequently intervened in the Brazilian economy and occasionally has made drastic changes in policy and regulations. The Brazilian federal government’s actions to control inflation and affect other policies and regulations have involved, among other measures, increases in interest rates, changes in tax and social security policies, price controls, currency exchange and remittance controls, devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and the trading price of the preferred shares and the ADSs may be adversely affected by changes in policy or regulations at the federal, state or municipal level involving or affecting factors such as:

•         interest rates;

•         currency fluctuations;

•         monetary policies;

•         inflation;

•         liquidity of capital and lending markets;

•         tax and social security policies;

•         labor regulations;

•         energy and water shortages and rationing; and

•         other political, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies. These and other developments in the Brazilian economy and governmental policies may adversely affect us and our business and results of operations and may adversely affect the trading price of our preferred shares and ADSs.

Since 2011, Brazil’s economy has stagnated. The Gross Domestic Product, or GDP, contraction rates were (3.6)% in 2016 and (3.8)% in 2015, and GDP growth was 0.1% in 2014, 2.7% in 2013, 1.8% in 2012 and 3.9% in 2011, compared to a GDP growth of 7.5% in 2010. The Brazilian government projects the Brazilian GDP will grow by 0.5% in 2017.

Our results of operations and financial condition have been, and will continue to be, affected by the weakness of the Brazilian GDP. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the use of our products and services.

Political instability may adversely affect our business and results of operations and the price of our preferred shares and our debt instruments.

Brazilian markets have been experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigation, which is being conducted by the Federal Prosecutors’ Office, and its impact on the Brazilian economy and political environment. Numerous members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies have been convicted of political corruption of officials accepting bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. Profits from these kickbacks financed the political campaigns of political parties that were unaccounted for or not publicly disclosed, and served to further the personal enrichment of the recipients of the bribery scheme. As a result, a number of senior politicians, including congressmen and officers of the major state-owned and private companies in Brazil, resigned or have been arrested.

The ultimate outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. The development of those unethical conduct cases has and may continue to adversely affect our business, financial condition and results of operations and the trading price of our preferred shares and ADSs.

In addition, the Brazilian economy continues to be subject to the effects of the impeachment of President Dilma Rousseff on August 31, 2016. Vice-President Michel Temer was sworn in as the new President of Brazil until the next presidential election in 2018, but political uncertainty has remained. We cannot predict the effects of these recent developments and the current ongoing political uncertainties on the Brazilian economy.

Developments and the perception of risk in other countries may adversely affect the market price of Brazilian securities, including our ADSs, our preferred shares and our debt instruments.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries. Although economic conditions in those countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in the United States, the European Union or emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of our securities, and could also make it more difficult for us to gain access to the capital markets and finance our operations on acceptable terms, or at all.

Recently, the Brazilian market experienced heightened volatility due to, among other factors, uncertainty as to the implication of U.S. elections, U.S. monetary policy and Great Britain’s exit from the European Union, increased aversion to risk in emerging countries, and uncertainties regarding macroeconomic and political conditions.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. After the implementation of the Plano Real in 1994, the annual rate of inflation in Brazil decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA. Inflation measured by the IPCA index was 6.4%, 10.7% and 6.3% in 2014, 2015 and 2016, respectively and the tendency is decreasing inflation for 2017.

Between 2004 and 2010, the base interest rate for the Brazilian banking system, varied between 19.8% and 8.6%. This rate is the Central Bank’s Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia) rate, or SELIC rate. On December 31, 2014, 2015 and 2016, the SELIC rate was 11.75%, 14.25% and 13.65%, respectively.

Inflation and the Brazilian government’s measures to fight it, principally the Central Bank monetary policy, have had and may have significant effects on the Brazilian economy and us. Tight monetary policies with high interest rates have restricted and may restrict Brazil’s growth and the availability of credit. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness. In addition, we may not be able to adjust the fares we charge our customers to offset the effects of inflation on our cost structure.

Any further downgrading of Brazil’s credit rating could adversely affect the trading price of our preferred shares, ADSs and notes.

Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on debt issuances in the financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness and the prospect of change in these factors.

In September 2015, Standard & Poor’s lowered Brazil’s sovereign credit rating to below investment grade, from BBB-minus to BB-plus, citing, among other reasons, general instability in the Brazilian market caused by the Brazilian government’s interference in the economy and budgetary difficulties. Standard & Poor’s again downgraded Brazil’s credit rating in February 2016, from BB-plus to BB, and maintained its negative outlook on the rating, citing a worsening credit situation from the time of the September 2015 downgrade. In December 2015, Moody’s placed Brazil’s Baa3 ratings on review for a downgrade, citing negative macroeconomic trends and a deterioration of the government’s fiscal conditions. Subsequently, in February 2016, Moody’s downgraded Brazil’s ratings to below investment grade, to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s debt service in a negative or low growth environment, in addition to challenging political dynamics. Rating agency Fitch also downgraded Brazil’s credit rating to BB-plus with a negative outlook, citing the country’s rapidly expanding budget deficit and the worse-than-expected recession. As a result, the trading prices of debt and equity securities of Brazilian issuers were negatively affected. Continuation of the current Brazilian recession could lead to further ratings downgrades.

Any further downgrade of Brazil’s credit ratings could heighten investors’ perception of risk and, as a result, increase the cost of debt issuance and adversely affect the trading price of our securities.

Risks Relating to Us and the Brazilian Airline Industry

Exchange rate instability may materially and adversely affect us and the market price of the ADSs, our preferred shares and our debt instruments.

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. For example, the real was valued at R$1.67 per US$1.00 in August 2008. Following the onset of the crisis in the global financial markets, the real depreciated 31.9% against the U.S. dollar and reached R$2.34 per US$1.00 at the end of 2008. In 2010, the real appreciated against the U.S. dollar, reaching R$1.661 per US$1.00 at the end of 2010. Since 2011, the real depreciated against the U.S. dollar, reaching R$3.905 per US$1.00 at the end of 2015 with a 47.0% devaluation in 2015. In 2016, the real appreciated against the U.S. dollar, reaching R$3.2591 per US$1.00 at December 31, 2016. There can be no assurance that the real will not depreciate further against the U.S. dollar.

Nearly 88.7% of our passenger revenue and other revenue are denominated in reais and a significant part of our operating expenses, such as fuel, aircraft and engine maintenance services, aircraft rent payments and aircraft insurance, are denominated in, or linked to, U.S. dollars. For the year ended December 31, 2016, 47.2% of our operating expenses were either denominated in or linked to the U.S. dollar. The purchase price of Boeing 737 aircraft is denominated in U.S. dollars. At December 31, 2016, R$5,314.4 million (or 83.3%) of our indebtedness was denominated in U.S. dollars and we had a total of R$6,246.7 million in non-cancelable U.S. dollar-denominated future operating lease payments.

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

We may not be able to maintain adequate liquidity and our cash flows from operations and financings may not be sufficient to meet our current obligations.

Our liquidity, cash flows from operations and financings have been and may be negatively affected by the exchange rate environment, fuel prices and economic conditions in Brazil on the demand for air travel. Recent cost cutting measures, such as capacity reduction and the liquidity improving measures we adopted in 2016 (see “Item, 4. Information on the Company–A. History and Development of the Company–Our Fleet Reduction and Network Redesign” and “–Improvement of our Capital Structure”), may not be sufficient to offset these effects.

Certain of our debt agreements contain covenants that require the maintenance of specified financial ratios. Our ability to meet these financial ratios and other restrictive covenants may be affected by events beyond our control and we cannot assure that we will meet those ratios. Failure to comply with any of these covenants could result in an event of default under these agreements and others, as a result of cross default provisions. If we were unable to comply with our debt covenants, we would be forced to seek waivers. We cannot guarantee that we will be successful in meeting our covenants, and if we are unable to meet our covenants, in obtaining or renewing any waivers.

As a result of significant losses from 2011 to 2015, our financial condition, and, consequently, our ability to obtain debt and equity financing has been materially weakened.

Significant losses have materially and negatively affected our financial condition. We had net losses of R$751.5 million in 2011, R$1,513 million in 2012, R$724.6 million in 2013, R$1,117.3 million in 2014, R$4,291.2 million in 2015 and a net income of R$1,102.4 million in 2016. The historical losses were principally due to factors we do not control, such as the effect of fluctuations in foreign exchange rates, which affects a significant part of our operating expenses and our debt service, as well as volatility in international fuel prices. Despite the net income in 2016, we had a negative equity of R$3,356.8 million as of December 31, 2016, compared to R$4,322.4 million as of December 31, 2015.

Our indebtedness and our overall leverage during this period increased significantly, mainly due to the strong depreciation of the real against the U.S. dollar between 2012 and early 2016, while our reduced operating cash flow generation and EBITDAR in the period reduced our debt service coverage ratios and liquidity, resulting in decreases in our credit ratings. From the end of 2012 to 2016, Fitch Ratings, Moody’s and S&P lowered our credit ratings from B, B3 and B, to CC, Caa3 and CCC-, respectively. In March 2017, Fitch Ratings upgraded our Long-Term Foreign and Local Currency Issuer Default Ratings (IDH) to CCC. Credit ratings affect the cost and other terms upon which we are able to obtain funding. Credit rating agencies regularly evaluate us and their ratings of our long-term debt are based on a number of factors, including our financial strength and capacity to generate cash flows and service our financial commitments.

Our current credit ratings, negative shareholders’ equity and leverage ratio have materially reduced our ability to obtain debt and equity financing, which could make us more vulnerable to unexpected events or to the deterioration of the operating environment.

The airline industry is particularly sensitive to changes in economic conditions and continued negative economic conditions would likely continue to adversely affect us and our ability to obtain financing on acceptable terms.

Our operations and the airline industry in general are particularly sensitive to changes in economic conditions. Unfavorable economic conditions in Brazil, a constrained credit market and increased business operating costs have reduced spending on both leisure and business travel as well as cargo transportation. The slowdown in Brazilian economy and political instability has adversely affected industries with significant spending in travel, including government, oil and gas, mining and construction. In addition, reduced spending on business travel also affects the quality of demand, reducing the number of higher yield tickets we can sell, which negatively affected our results of operations in 2015 and 2016. Unfavorable economic conditions can also affect our ability to raise fares to counteract increased fuel, labor and other costs. Any of these factors may negatively affect us.

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

Substantial fluctuations in fuel costs would harm us.

Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. The price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, which at times in 2007 and 2008 was at historically high levels, affects our fuel costs, and constitutes a significant portion of our total operating expenses. In 2014, the average price per barrel of West Texas Intermediate crude oil was US$93.04 and fuel costs represented 40% of our operating expenses. Prices have decreased since 2015 and fuel costs represented 33% and 29% of our operating expenses for the years ended December 31, 2015 and 2016, respectively. The high volatility in prices led to fuel hedge losses, principally in 2015, while the recent appreciation of the real against the U.S. dollar has positively affected our fuel costs in reais. Although we enter into hedging arrangements to reduce our exposure to fuel price fluctuations and have historically passed on the majority of fuel price increases by adjusting our fare structure, the price and availability of fuel cannot be predicted with any degree of certainty. Our hedging activities and fares adjustments may not be sufficient to protect us fully from fuel price increases.

Substantially all of our fuel is supplied by one source, Petrobras Distribuidora S.A., or Petrobras Distribuidora. If Petrobras Distribuidora is unable or unwilling to continue to supply fuel at the times and in the quantities that we require we may not be able to find a suitable replacement or to purchase fuel at the same cost, in which case we would be adversely affected. See “Item 4. Information on the Company–B. Business Overview–Airline Business–Fuel.”

Changes to the Brazilian civil aviation regulatory framework, including rules regarding slot distribution, fare restrictions and fees associated with civil aviation, may adversely affect us.

Brazilian aviation authorities monitor and influence the developments in Brazil’s airline market. For example, airport services are regulated by the National Civil Aviation Agency (Agência Nacional de Aviação Civil), or ANAC, and in many cases still managed by by the Brazilian Airport Infrastructure Company (Empresa Brasileira de Infraestrutura Aeroportuária), or INFRAERO, a government-owned corporation. ANAC addressed overcapacity in the system in 2014 by establishing strict criteria that must be met before new routes or additional flight frequencies are awarded. ANAC policies as well as those of other aviation supervisory authorities have in the past negatively affected our operations and these effects may reoccur. In July 2014, ANAC published new rules governing the allocation of slots in coordinated/slotted airports, such as Congonhas and Guarulhos in São Paulo and Brasilia in Distrito Federal, which consider operational efficiency (on-time performance and regularity) as the main criteria for the allocation of slots. Under these rules on-time performance and regularity are assessed twice per year, following the IATA summer and winter calendars, between April and September and between October and March. Minimum on-time performance and regularity targets for each series of slots in a season are 80% and 90%, respectively, at Congonhas airport (São Paulo) and 75% and 80%, respectively, for all other main airports. Airlines forfeit slots used below the minimum criteria in a season. Forfeited slots are redistributed 50% to new entrants, which includes airlines that operate fewer than five slots in the affected airport in the given weekday, and 50% to all airlines operating in that airport based on their share of slots. These and other changes to the Brazilian civil aviation regulatory framework could increase our costs and change the competitive dynamics of our industry and may adversely affect our operations, see “−We operate in a highly competitive industry.”

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

Slots at Congonhas airport in São Paulo, the most important airport for our operations and busiest one in Brazil, are fully utilized. The Santos-Dumont airport in Rio de Janeiro, a highly utilized airport with half-hourly shuttle flights between São Paulo and Rio de Janeiro also has certain slot restrictions. Several other Brazilian airports, for example, the Brasília, Campinas, Salvador, Confins and São Paulo (Guarulhos) international airports, have limited the number of slots per day due to infrastructural limitations at these airports. Any condition that would prevent or delay our access to airports or routes that are vital to our strategy or our inability to maintain our existing slots, and obtain additional slots, could materially adversely affect our operations. In addition, we cannot assure that any investments will be made by the Brazilian government in the Brazilian aviation infrastructure (by expanding additional or developing new airports) to permit our growth.

We have significant recurring aircraft lease costs, and we will incur significantly more fixed costs that could hinder our ability to meet our strategic goals.

We have significant costs, relating primarily to leases for our aircraft and engines. As of December 31, 2016, we had commitments of R$48,032.4 million (US$14,737.9 million as of December 31, 2016) to purchase additional 120 Boeing aircraft through 2028, based on aircraft list prices, although the actual price payable by us for the aircraft should be lower due to supplier discounts. We expect that we will incur additional fixed obligations and debt as we take delivery of the new aircraft and other equipment to implement our strategy.

These significant fixed payment obligations:

•         could limit our ability to obtain additional financing to support expansion plans and for working capital and other purposes;

•         divert substantial cash flows from our operations to service our fixed obligations under aircraft operating leases and aircraft purchase commitments;

•         if interest rates increase, require us to incur significantly more lease or interest expense than we currently do; and

•         could limit our ability to react to changes in our business, the airline industry and general economic conditions.

Our ability to make scheduled payments on our fixed obligations will depend on our operating performance and cash flow, which will in turn depend on prevailing economic and political conditions and financial, competitive, regulatory, business and other factors, many of which are beyond our control. In addition, our ability to raise our fares to compensate for an increase in our fixed costs may be limited by competition and regulatory factors.

We operate in a highly competitive industry.

We face intense competition on all routes we operate from existing scheduled airlines, charter airlines and potential new entrants in our market. Competition from other airlines has a relatively greater impact on us when compared to our competitors because we have a greater proportion of flights connecting Brazil’s busiest airports, where competition is more intense. In contrast, some of our competitors have a greater percentage of flights connecting less busy airports, where there is no or only reduced competition.

The Brazilian airline industry also faces competition from ground transportation alternatives, such as interstate buses. In addition, the Brazilian government and regulators could give preference to new entrants and existing competitors when granting new and current slots in Brazilian airports, to promote competition.

Existing and potential new competitors have in the past and may again undercut our fares or increase capacity on their routes in an effort to increase their market share of business traffic (high value-added customers). In any such event, we cannot assure you that our level of fares or passenger traffic would not be adversely affected.

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

Under Brazilian law, the foreign ownership limit for Brazilian airlines is 20%, but there have been repeated discussions by the Brazilian government and Congress to lift this restriction fully or partially, including most recently an announcement that the government intends to issue a new measure, subject to Congress approval, completely removing the foreign ownership limit. We cannot foresee if and how these restrictions may be changed and how any such change would affect us and the competitive environment in Brazil.

Consolidation in the airline industry and changes in international alliances will continue to affect the competitive landscape in the industry and may result in the formation of airlines and alliances with greater financial resources, more extensive global networks and lower cost structures than we can obtain.

We rely on one manufacturer for our aircraft and engines.

One of the key elements of our business strategy and a key element of the low-cost carrier business model is to reduce costs by operating a standardized aircraft fleet. After extensive research and analysis, we chose the Boeing 737-700/800 Next Generation aircraft and CFM 56-7B engines from CFM International. We expect to continue to rely on Boeing and CFM International for the foreseeable future and have made a purchase order for 120 Boeing 737 Max-7/8 aircraft (the newest generation of our current aircraft and still under development), to be delivered starting in 2018. If either Boeing or CFM International were unable to perform its contractual obligations, our operations would be materially affected.

We derive benefits from a fleet comprised of a single type of aircraft while still having the flexibility to match the capacity and range of the aircraft to the demands of each route. If we had to lease or purchase aircraft of another manufacturer, we could lose these benefits. We cannot assure you that any such replacement aircraft would have the same operating advantages as the Boeing aircraft or that we could lease or purchase engines that would be as reliable and efficient as the CFM engines. Our operations could also be disrupted by the failure or inability of Boeing or CFM International to provide sufficient parts or related support services on a timely basis.

In 2012, Boeing and CFM released new aircraft and engines, the Boeing 737 Max-7/8 and LEAP-1B, to replace the Boeing 737-700/800 Next Generation. Any project delays or operational difficulties with this new aircraft and engines could create an adverse perception about our fleet, therefore adversely affecting us.

In addition, when these aircraft and engines are delivered and operational, it could cause the market value of our other aircraft and engines to decrease, which would lower the value of our assets and could result in us recording impairment charges.

We rely on complex systems and technology, and operational or security inadequacy or interruption could materially affect our ability to effectively operate our business.

In the ordinary course of business, our systems and technology will continue to require modification and refinements to address growth and changing business requirements. Modifications and refinements to our systems have been and are expected to continue to be expensive to implement and may divert management’s attention from other matters. In addition, our operations could be adversely affected, or we could face imposition of regulatory penalties, if we were unable to timely or effectively modify its systems as necessary.

We have occasionally experienced system interruptions and delays that make our websites and services unavailable or slow to respond, which could prevent us from efficiently processing customer transactions or providing services. This in turn could reduce our operating revenues and the attractiveness of our services. Our computer and communications systems and operations could be damaged or interrupted by catastrophic events such as fires, floods, earthquakes, tornadoes and hurricanes, power loss, computer and telecommunications failures, acts of war or terrorism, computer viruses, security breaches, and similar events or disruptions. Any of these events could cause system interruptions, delays, and loss of critical data, and could prevent us from processing customer transactions or providing services, which could make our business and services less attractive and subject us to liability. Any of these events could damage our reputation and be expensive to remedy.

We rely on maintaining a high daily aircraft utilization rate to increase our revenues and reduce our costs.

One of the key elements of our business strategy and an important element of the low-cost carrier business model is to maintain a high daily aircraft utilization rate. High daily aircraft utilization allows us to generate more revenue from our aircraft and dilute our fixed costs, and is achieved in part by operating with quick turnaround times at airports so we can fly more hours on average in a day. Our rate of aircraft utilization could be adversely affected by a number of different factors that are beyond our control, including, among others, air traffic and airport congestion, adverse weather conditions and delays by third-party service providers relating to matters such as fueling and ground handling.

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

In addition, we can be negatively affected by other factors, such as unpredictable economic conditions, fuel costs or the outbreak of diseases.

Our controlling shareholder has the ability to direct our business and affairs and its interests could conflict with yours.

Our controlling shareholder has the power to, among other things, elect a majority of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations, dispositions, and the timing and payment of any future dividends. After the amendments to our by-laws on March 23, 2015, our controlling shareholder may continue to direct our business and affairs even after significantly reducing its ownership interest, which is currently equivalent to 61.3% of the economic interests in us. A difference in economic exposure may intensify conflicts of interests between our controlling shareholder and you. See “Item 9. The Offer and Listing–C. Markets–Corporate Governance Practices.”

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

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented 54.9% of the aggregate market capitalization of the BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias & Futuros, or BM&FBOVESPA, as of December 31, 2016.

In recent years our market capitalization has decreased and as a result it has increased volatility in the trading price of our preferred shares and ADSs. Any decreases in our market capitalization may further increase volatility. As a result of the decrease in the trading price of our preferred shares and ADSs in 2015 and early 2016, we increased our ratio of preferred shares per ADS to 10:1 in February 2016. Effective April 28, 2017, we reduced the ratio of preferred shares per ADS to 5:1.

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

If you attempt to obtain your own electronic foreign capital registration, you will incur expenses and may suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our preferred shares or the return of your capital in a timely manner.

Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares.

We may not be able to offer our preferred shares to “U.S. Holders” of ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any future issuance of our preferred shares unless a registration statement under the Securities Act is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist the depositary bank will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. Holders of ADSs will not realize any value from the granting of such preemptive rights.

ITEM 4.       Information on the Company

A.      History and Development of the Company

General

We are Brazil’s number one airline, based on our size, low operating costs, network reach, management team and customer experience. In 2016, we:

•         were the largest Brazilian airline with 33 million passengers transported and a domestic market share of 36%,

•         had the lowest operating costs (CASK) of any Brazilian airline, with a CASK of R$19.8 cents,

•         operated the most flights at Brazil’s busiest airports,

•         were the most on-time airline in Brazil,

•         own the airline loyalty program in Brazil with the highest market valuation, Smiles, with 12 million members as of December 31, 2016, and

•         had one of Brazil’s largest e-commerce platforms and were a leader in digital solutions for clients.

Gol was founded in 2000, when entrepreneur Constantino Oliveira Junior brought the low-cost carrier concept to the Brazilian market.  We believe our superior value proposition and our reliable and quality service offering have helped us create a strong brand and led to the rapid increase in our market share. We have the most proven and seasoned management team in the Brazilian air transportation industry.

Mr. Oliveira is a member of our controlling shareholder group, served as our CEO from our inception to 2012 and currently serves as the chairman of Gol and Smiles. Mr. Oliveira was instrumental in structuring and completing all of the strategic events we have consummated since inception, including: AIG’s private equity investment in Gol, Gol’s simultaneous dual-listing IPO on the NYSE and BOVESPA in 2004 (after only three years of operation), Gol’s acquisitions of VRG and Webjet and the IPO of Gol’s subsidiary Smiles. In addition, Mr. Oliveira orchestrated the strategic investment in Gol by Delta, the world’s largest airline. Paulo Kakinoff took over as our CEO in 2012, and under his leadership we have become the number one airline in Brazil and the market leader in punctuality and air travel customer experience in the country. Gol is the only major Brazilian commercial airline that is majority owned by Brazilians.

Brazil is the fourth largest domestic airline market in the world, and the IATA estimates that the market will continue to grow 5.4% per year in the next two decades. In addition, the Brazilian aviation market has significant untapped potential as flights per capita totaled 0.5 per year, significantly below that of the more established markets such as Australia (2.4) or the United States (2.1). From Gol’s launch in 2001 to the economic slowdown that began in 2011, Brazil’s domestic passenger market grew 2.7 times, from 30.8 million passengers per year to 82.0 million passengers per year. At the same time, our market share in the domestic air transportation market increased from 4.6% in 2001 to 37% in 2011. We refer to this growth of the air transportation market and our increase in market share in this increased market as the “Gol effect.”

We are the fourth largest low cost carrier in the world after Southwest, Ryanair and EasyJet in terms of revenues. We believe a key component of our competitive advantage and identity as a low cost carrier is our operation of a single Boeing aircraft type, the Boeing 737-700/800, the most reliable aircraft in its class according to Boeing, which allows us to maximize aircraft utilization and dilute our fixed costs. As of December 31, 2016, we used our operating fleet of 121 aircraft to offer approximately 700 daily flights to 63 destinations connecting the most important cities in Brazil as well as key destinations in South America and the Caribbean.

Our operating model is based on a highly integrated route network that is a combination of the point-to-point, hub and spoke and multiple-stop models. We believe the use of this hybrid model increases the reach of our network while maintaining a low-cost structure and improving aircraft and crew scheduling efficiency. The high level of integration of flights at selected airports allows us to offer frequent, non-stop flights at competitive fares between Brazil’s most important cities. Our network also allows us to increase our load factors on our strongest city pair routes by using the airports in those cities to connect our customers to their final destinations. Finally, our operating model allows us to build our flight routes to add destinations to cities that would not, individually, be feasible to serve in the traditional point-to-point model, but that can be served when simply added as additional points on our multiple-stop flight. We offer flights to 120 worldwide destinations through our strategic partnerships with our minority shareholders Delta and Air France-KLM, as well as various code share agreements with other leading airlines globally.

We are the leader in air transportation of business and leisure passengers. Business passengers are particularly attractive as they are less price sensitive, purchase tickets closer to the flight date at higher fares and often purchase other ancillary products. Our low-cost carrier business model permits effective segmentation, allowing us to attract a high share of the demand inelastic but price sensitive Brazilian business passengers as well as providing attractive fares to demand elastic and very price sensitive leisure travelers. According to the Brazilian Association of Corporate Travel (Associação Brasileira de Agências de Viagens Corporativas), or ABRACORP, we had a 32.3% share of business travelers in 2016. In 2016, passenger transportation revenues represented 88% and ancillary revenues represented 12% of our net revenue of R$9,867.3 million.

Our Competitive Strengths

We have the Leading Market Position in Brazil. Gol has the leading position in Brazil’s primary cities, and our route network closely mirrors the country’s GDP income distribution. Several Brazilian airports have limited their number of slots due to capacity limitations, especially the busiest airports in the country (Congonhas and Guarulhos in São Paulo and Santos Dumont in Rio de Janeiro). The strong demand for routes between these airports, combined with the seat capacity of our Boeing 737 aircraft, results in our leading domestic market share in terms of RPK.  Routes between these airports are among the most profitable routes in our markets, with high yields mostly from business travelers.  Our leading position in Brazil’s main airports permits us to add connections to additional destinations with attractive demand characteristics. The following table demonstrates our leading market share in the economically most important states and our share in terms of number of flights and domestic passengers at the busiest airports in Brazil:

Main Brazilian Airports (by passengers)(1)	State	State Share of Brazilian GDP(2)	Gol Share of Airport’s Total Flights(3)	Domestic Passengers(1) (in thousands)
				Total	Gol	Gol Share
São Paulo (CGH)	São Paulo	32.1%	43.5%	20,108	8,889	44.2%
São Paulo (GRU)			29.7%	22,564	8,024	35.6%
Campinas (VCP)			1.2%	8,404	287	3.4%
Rio de Janeiro (GIG)	Rio de Janeiro	11.8%	43.0%	11,608	5,784	49.8%
Rio de Janeiro (SDU)			34.4%	8,842	3,466	39.2%
Belo Horizonte (CNF)	Minas Gerais	9.2%	19.0%	9,014	2,529	28.1%
Porto Alegre (POA)	Rio Grande do Sul	6.2%	30.1%	7,057	2,558	36.2%
Salvador (SSA)	Bahia	3.8%	25.9%	7,175	2,325	32.4%
Brasília (BSB)	Distrito Federal	3.3%	31.3%	16,923	5,320	31.4%
Recife (REC)	Pernambuco	2.7%	21.3%	6,430	1,949	30.3%
Main Airports		69.1%	29.5%	118,128	41,132	34.8%

________________________

1. According to ANAC information for 2016 for departures and arrivals.

2. According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE.

3. Gol share in total number of domestic and international flights.

We have the Leading Customer Experience and Satisfaction. We believe Gol provides the best overall experience to its customers, provided by the best on-time performance, best customer services, largest pitch, on-board Wi-Fi and ancillary services. Our business model is based on innovation, best value-proposition and application of low-cost carrier best practices. Gol had the highest on-time performance rate in the Brazilian market in 2016 and recorded the second highest on-time performance rate among low cost carriers in the world, based on the Official Airline Guide (OAG). Our market-leading on-time performance is critical to maintain high customer satisfaction levels. In 2016, we received the award for “Best customer service” in the Brazilian airline industry by Exame Magazine and, in the fourth quarter of 2016, were the most efficient in baggage handling according to Brazilian government data. Gol provides the most legroom of any domestic airline in Brazil, of 34 inches. Most recently, in October 2016, we were the first airline in South America to offer Wi-Fi on board.

We have the Lowest Operating Costs in Brazil. Our operating expense per available seat kilometer (CASK), ex-fuel, for 2016 was R$13.97 cents, the lowest in Brazil, and one of the lowest worldwide (adjusted by stage length), even among global low-cost peers.

•         Operation of a young and standardized fleet. Operating a single aircraft type fleet is a crucial factor to operating the low-cost carrier business model.  A standardized fleet reduces inventory costs, as it requires fewer spare parts, eliminates the need to train our pilots to operate different aircraft types and also simplifies our maintenance and operations processes. At December 31, 2016, our operating fleet of 121 Boeing 737 aircraft was one of Latin America’s largest and youngest fleets, with an average age of 8.0 years. Advanced technology in our newer aircraft has reduced fuel consumption and helped improve our operating margins. The arrival of our Boeing 737 Max aircraft, which we expect will begin in the second half of 2018, will reduce our fuel consumption by up to 15% and increase flight autonomy up to 6,500 km. This will allow us to further enhance our connectivity and our ability to reach important destinations for Brazilian travelers, such as Bogota, Lima, Cancun, Mexico City, Miami, Orlando, Fort Lauderdale and Panama City.

•         Flexible operating model. Our fleet and network strategies allow us to adjust to market and competitive conditions. Our leading position in Brazil’s main airports permits us to add connections to additional destinations with attractive demand and, when circumstances require, reduce our fleet and adjust our network accordingly. A recent example of this flexibility, in response to weak economic conditions in Brazil in recent years, we significantly reduced our fleet, renegotiated 82 of our operating leases with our lessors and adjusted approximately 50% of our flight network to reduce costs and adjust our capacity to focus on the most profitable routes.

•         Highest levels of safety and state of the art maintenance. We perform a full range of aircraft maintenance services to ensure our fleet operates safely and in compliance with all local and international regulations. We are certified by the International Air Transport Association (IATA) with the highest safety standards. We carry out heavy maintenance on our Boeing 737 aircraft internally at our IOSA (IATA Operational Safety Audit) certified Aircraft Maintenance Center at the Confins international airport, in the State of Minas Gerais. In 2016, we received FAA 145 Repair Station Certification from the U.S. Federal Aviation Administration to perform C-checks at our maintenance center.

•         One of the largest e-commerce platforms in Brazil. We have a robust operating platform that features advanced technology. Our effective use of technology helps to keep our costs low and our operations highly scalable and efficient. Our distribution channels are streamlined and convenient, allowing our customers to interact with us online. In 2016, we booked 80% of our ticket sales through a combination of our website and Applications Programming Interface, or API.

•         Digital solutions for clients. We offer our clients numerous digital solutions, including electronic check-in and flight purchases and changes via app, that help our clients save time and reduces our costs. Our intensive use of technology and 100% ticketless travel simplify internal controls and procedures and provide us with real time sales and operating data, that enables an advanced yield management.

Our Loyalty Program, Smiles, is the Most Valuable Loyalty Program in Brazil, with More Than 12 Million Members. Our Smiles loyalty program is a strong relationship-building tool that represents a significant competitive advantage. The Smiles loyalty program has partnerships, including hotel chains, car rental companies, restaurants, insurance companies, publishers and schools and also forms the basis for partnerships with some of Brazil and South America’s largest banks and credit card companies, being one of the leading frequent flyer programs in South America, with strong participation rates and brand recognition by our customers. We acquired Smiles in 2007 when we acquired VRG. In 2013, we established Smiles S.A. as a separate subsidiary to create focus and innovation, with a dedicated team. In 2013, we launched an IPO of this subsidiary to unlock value for Gol and to create even greater focus, and, since then, Smiles has become the most valuable airline loyalty program in Brazil.

We have a Strong International Alliance Network. We have a strategic partnership with Delta Air Lines, Inc., or Delta, which holds 9.5% of our share capital, and who has become a strong operational and financial partner for us as a maintenance provider and a codeshare partner. We believe that this important partnership will also help us grow our international revenues further. In addition, our international alliance reach is wide, with partner airlines offering flights covering America, Europe, Africa and Asia. We have partnership programs with important international carriers, such as Air France KLM (which holds 1.2% of our share capital), as well as Aerolíneas Argentinas, AeroMexico, Air Canada, Alitalia, Copa Airlines, Emirates, Etihad Airways, Korean Air, Qatar Airways and TAP. As of December 31, 2016 our global network included 77 interlines agreements and 12 codeshare programs. These alliances allow us to serve 120 destinations throughout the globe through codeshare agreements, in line with our low-cost carrier business model of operating a single fleet type.

We have the Most Experienced Management Team. We have the most experienced and proven management team in Brazilian air passenger transportation:

•         Our chairman and controlling shareholder Constantino de Oliveira Junior has been with Gol for 16 years, 11 years as the CEO of Gol and five years as chairman of Gol and Smiles, and has led all strategic initiatives of Gol since its start-up in 2001.

•         Our chief executive officer, Paulo Kakinoff, has been with Gol for five years after serving as our board member. Since he became our CEO, he has led our company to become the number one airline in Brazil and the market leader in air travel customer experience in the country.

•         Our chief financial officer and investor relations officer, Richard Lark, has been with Gol for 14 years.  He was our CFO from 2003 to 2008 and served on our board of directors from 2008 to 2016.

•         Our chief operating officer, Sergio Quito, has been with Gol for 12 years. He manages airline flight operations (flight crews and the Airline Operations Center – AOC), maintenance, flight crews, airport operations, flight safety and quality and security, and is a Gol Boeing 737 captain, with more than 20,000 flight hours.

•         Our chief commercial officer, Eduardo Bernardes, has been with Gol for 16 years and manages sales and marketing.

•         Our chief planning officer, Celso Ferrer, has been with Gol for 14 years. He manages revenue generation as well as our network and fleet, and he is a Gol Boeing 737 co-pilot.

•         The chief executive officer of our subsidiary Smiles, has been with Smiles since its IPO in 2013. He has 30 years of experience in the finance industry, having held senior positions at Visa and Citibank’s credit card unit in Brazil.

All members of this senior management are Brazilian, and most of them have worked together through all phases of the history of our company for more than a decade, and are exclusively dedicated to development of the Brazilian air travel business. Their combined experience in the Brazilian air travel industry is unmatched, which we believe gives us a strategic competitive advantage. All of them are shareholders and participate in our stock option and restricted stock plans.

We have a Strong Brand. We believe that the Gol brand has become synonymous with innovation and value in airline industry. Gol and Smiles are well-recognized brands that stand for best value-proposition and consistent execution of industry best practices, as well as innovative marketing and advertisement techniques with low costs that focus on social media. Our customers identify us as being safe:  We are the only airline that operates a single type fleet of Boeing 737 aircraft, which is the most reliable aircraft in its class according to Boeing. Brand and product diversification from Gollog and Gol+Conforto products enhance our brand recognition across a diverse set of customers in various businesses and represent important customer satisfaction improvements for us.

Our Strategies

Our main strategies to increase our profitability and shareholder value are:

Capitalize on our Strong Market Position in Brazil and South America. We intend to increase penetration across all traveler segments by capitalizing on our competitive strengths. Since 2008, the number of domestic airline passengers carried in Brazil has increased by more than 70% to 88.7 million in 2016, according to ANAC. Despite its economic slowdown in the recent past, Brazil is currently the fourth largest airline passenger market worldwide and IATA estimates that it will grow 5.4% per year in the next two decades by 170 million for total market size of 272 million passengers. By 2034, according to IATA forecast, the five fastest-growing passenger markets, in terms of additional passengers per year, will be China (856 million new passengers), the United States (559 million), India (266 million), Indonesia (183 million) and Brazil (170 million).

We will focus on Brazilian operations and select South American and Caribbean destinations. We believe that the airline industry may experience further consolidation and therefore believe that strengthening our existing strategic partnerships will be a key factor to our success. In this environment we intend to play a leading role in the South American airline industry and to strengthen our position as a leading player. In Brazil, we also seek to stimulate demand in markets that are currently only served by high-fare alternatives, including Campinas (VCP) in São Paulo.

Our Boeing 737 aircraft gives us a significant strategic advantage, with its low operating cost and large seat capacity. It has allowed us to build a leading market position, since it increases the supply of low-cost seats in Brazil, serves the most relevant destinations in South America and allows us to add attractive markets for Brazilians to travel internationally.

Offer the Best Service and Value to our Customers. We intend to further increase our focus on customer satisfaction and loyalty by providing a combination of superior service and competitive fares. We believe that continuing our operational success as the most on-time airline in Brazil, operating the fleet with the most legroom in the country, on-board Wi-Fi, VIP lounges and offering convenient schedules to attractive destinations will be essential to achieving this goal. Gol is the first airline in Latin America to offer onboard Wi-Fi internet access via satellite during the flight period, including TV channels, program streaming with movies, cartoons, series and games, per-per-view content music and a flight map. All online and off-line content is conveniently and easily accessed through the passenger’s mobile device (cell phone, tablet or notebook). In 2016, we were the leader in tickets sold to business travelers on domestic flights based on data from the Brazilian Association of Corporate Travel Agencies (Associação Brasileira de Viagens Corporativas), or ABRACORP. In addition, we will continue to use our Smiles loyalty program to increase our customer satisfaction by offering additional benefits, such as higher mileage multipliers for premium fares, upgrades and access to our recently remodeled airport lounges. We intend to further leverage our friendly services and allow customers to perform more and more activities themselves, by implementing our digital strategy.

Improve Operating Efficiency. Reducing our operating expense per available seat kilometer (CASK) and managing capacity are key to improving our profitability. We aim to maintain our position as the lowest cost airline in Brazil. We intend to continue to focus on the most profitable routes and maintain our young and fuel-efficient fleet with high utilization rates. Our aircraft utilization rate was 11.2 block-hours per day in 2016 and 11.3 block hours in 2015. We seek to further reduce our CASK by reducing our turnaround times at airports and further increasing our aircraft utilization. We expect to further improve our operating efficiency by incorporating the Boeing 737 MAX aircraft in our fleet starting in the second half of 2018, which we expect will reduce our fuel consumption by up to 15%, in relation to the Boeing 737-800 NG. We will continue to utilize technological innovations wherever possible to reduce costs and improve operating efficiency. We will continue to manage our capacity by matching our supply growth with demand growth, and adjusting our flight network to maximize utilization and profitability.

Improve our balance sheet and capital structure. We continuously focus on strengthening our balance sheet and have significantly reduced our leverage and improved our balance sheet and capital structure since 2016. We intend to further reduce our leverage and strengthen our balance sheet by numerous measures, including strict discipline in our fleet planning, better cash position, further reduction in our operating costs and the extension of the average maturity profile of our debt.

Strengthen our Smiles Loyalty Program and Continue Growth. We intend to further strengthen the Smiles loyalty program by increasing engagement with members and adding non-air redemption options to our members through new products and additional partnerships. With our independent and dedicated management team at Smiles we intend to focus on innovative practices and products to continue the growth of this program. Since Gol’s acquisition of Smiles in 2007 and segregation into a distinct company in 2013, the program has consistently increased its margins and recorded the highest returns among airline loyalty programs in Brazil and has provided significant cash and liquidity to our business. We will pursue initiatives to provide more attractive benefits to Smiles members, enhance the Smiles brand and build loyalty and revenues. We will continue our market leadership in loyalty program activities.

Enhance our International and Strategic Partnerships. We consider our airline partnerships as a way to expand globally and internationally, as well as to increase feeder traffic. We intend to increase the international cities served by Gol flights and expect to continue evaluating strategic opportunities, including investments and acquisitions that allow us to improve our sustainable competitive advantage and improve our service to our customers, enhance our brands and build loyalty and revenues. In addition, we intend to establish partnerships and alliances with regional airlines through which we can serve lower density destinations in Brazil (which are currently only served by high fare airlines) by using those airlines’ smaller aircraft, in line with our low-cost carrier single fleet type business model.

Further Innovate, Develop and Increase our Ancillary Revenues. Our ancillary revenues have become an increasingly important factor in our business, amounting to R$36.66 per passenger in 2016, compared to R$30.74 in 2015. Our ancillary revenues are derived from Gollog services, ticket change and cancellation fees, excess baggage handling charges, premium seat (Gol+Conforto) sales and other services. We expect further growth in these businesses, which will provide us with additional revenue at low incremental cost by:

•         Further developing Gollog. Through Gollog, our cargo transportation service, we make efficient use of extra capacity in our aircraft by carrying cargo. In 2015, we opened a new cargo terminal at Congonhas airport. The new terminal is part of our strategy to expand Gollog’s service network, providing more efficiency and convenience to our customers.

•         Continuously innovating and introducing new products to the Brazilian customer. We have a strong track record of innovation and introduction of new business practices in Brazil. For example, we were the first airline to introduce buy on board services in Brazil, the sale of the new Gol+Conforto seats (which are available free of charge for Smiles Diamond and Delta Elite customers, and to customers for an additional fee, as part of our Gol+ product) and internet on board, charges for baggage, all of which we expect to be sources of our ancillary revenues.

In addition, we will continue to analyze opportunities to increase our sources of revenue and develop new forms of improving our operating efficiency, including in the areas of our Maintenance, Repair and Overhaul (MRO) business, aircraft leasing and technology development.

Our Fleet Reduction and Network Redesign

We have in recent years faced a challenging macroeconomic scenario, which has negatively affected our results, liquidity and capital structure. In 2016, we embarked on a series of initiatives to adjust our capacity and network to the existing market conditions:

•         Fleet reduction. In 2016, we reduced our operating fleet by 21 Boeing 737 aircraft, from 142 operational aircraft at the end of 2015 to 121 at the end of 2016, representing an average of 7.4 million seats, the most aggressive capacity reduction adopted by an airline in Brazil. The decrease in the number of aircraft was achieved by the return of aircraft under finance leases, sale of aircraft and sale of our rights to three aircraft deliveries from Boeing in 2016, which would have replaced outgoing fleet aircraft.  In our sale-leaseback transactions, we obtained low lease rates so as to maintain our operating costs (CASK) low.  In February 2017, we entered into a sale and leaseback agreements for five Boeing 737 MAX 8 aircraft, with total value of US$550.0 million, according to list prices.

•         Route network redesign. In 2016, we restructured approximately 50% of the flights in our route network to focus on more profitable routes and reduced the number of take-offs and seats by 17.2% and 16.9% respectively, and the number of ASKs by roughly 7%.

•         Supplier negotiations. Contractual obligations with key suppliers were adjusted to reduce costs and conform to the new network and fleet profiles. New 737 MAX aircraft deliveries were delayed until mid-2018.

•         Leasing contract negotiations. Commercial terms of more than 70% of GLA’s aircraft operating leases were renegotiated, including returning aircraft, deferring and reducing aircraft return cost obligations and reducing lease payments. These changes are expected to result in cost reductions in operating leases in excess of US$50 million in 2017.

•         Operating cost reductions. We implemented various operating cost-saving initiatives, including overhead reduction of 7.4%, introduction of part-time employees to offset reduced demand during low seasons and renegotiations with suppliers.

Improvement of our Capital Structure

In addition to our fleet rationalization and network redesign, we adjusted our capital structure and debt profile as follows:

•         Delta financing support. Working closely with Delta, in August 2015 we entered into an unsecured term loan of US$300 million, fully guaranteed by Delta. Being able to offer this guarantee allowed us to obtain this financing on amounts and on terms that most likely would not have been available to us otherwise. Our obligation to reimburse Delta if its guarantee is called upon is secured by a pledge to Delta of our shares in Smiles. The financing support was extended in 2016 and early 2017 to a backstop guarantee for up to US$32.0 million and maintenance obligations of US$50 million.

•         Advance ticket sales. On February 26, 2016, GLA entered into a miles and tickets purchase agreement with Smiles, totaling up to R$1.0 billion, providing for advance ticket sales to Smiles in various tranches through June 30, 2017. In 2016, Smiles disbursed a total of R$760 million and, on February 3, 2017, another R$120 million as part of this agreement. On April 5, 2017 GLA and Smiles amended this agreement to extend its termination until July 31, 2018 and increase the total amount by R$480 million.

•         Debt restructuring. US$175.7 million in senior unsecured bonds were exchanged for U$81.5 million in newly issued secured bonds with maturities in 2018, 2021 and 2028 with an extinguishment in the amount owed of US$101.7 million. The maturity of the outstanding R$1.0 billion in debentures was extended to 2018 and 2019.

As a result of the fleet rationalization, network redesign, improvements to our capital structure and an improved foreign exchange environment in 2016:

•         We reduced our costs, including contracted services and other operating costs, which, combined with improved yields, have resulted in higher operating margins and increased operating cash generation.

•         We decreased our total debt by R$2.9 billion, from R$9.3 billion at December 31, 2015 to R$6.4 billion at December 31, 2016. We significantly reduced our financing costs and achieved a total adjusted debt to EBITDAR ratio of 5.9x in 2016. In March 2017, Fitch Ratings upgraded our unsecured credit rating to CCC from CC.

•         We believe our capital structure and projected cash flow are appropriate to match our operating and financing obligations and generate value for our shareholders.

Corporate Information

Our principal executive offices are located at Brazil’s largest domestic airport, the Congonhas airport, at Praça Comandante Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, CEP: 04626-020, São Paulo, SP, Brazil and the telephone number of our investor relations department is +55 11 2128-4700. Our website is www.voegol.com.br and investor information may be found on our website under www.voegol.com.br/ir. Information contained on our website is not incorporated by reference herein, and is not to be considered a part of this annual report.

Capital Expenditures

For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B.      Business Overview

Airline Business

Routes and Schedules

Our operating model is based on a highly integrated route network that is a combination of the point-to-point, hub and spoke and multiple-stop models. This combination increases the connectivity of the network, permitting travelers to fly from a given point of origin to more destinations, while maintaining a low-cost structure and improving aircraft and crew scheduling efficiency. The high level of integration of flights at selected airports allows us to offer frequent, non-stop flights at competitive fares between Brazil’s most important cities. Our network also allows us to increase our load factors on our strongest city pair routes by using the airports in those cities to connect our customers onwards to their final destinations.

Our operating model allows us to build our flight routes to add destinations to cities that would not, be feasible to serve in the traditional point-to-point model individually, but that are feasible to serve when simply added as additional points on our multiple-stop flight. We focus on the Brazilian and South American markets and carefully evaluate opportunities for continued growth. We look to increase the frequency of our flights to existing high-demand markets and add new routes to the network that can be reached with our current Boeing 737 Next Generation (NG) aircraft (for example, destinations in the Caribbean). Once the new Boeing Max aircraft are delivered, our flight autonomy will increase, allowing us to add more and more distant international destinations, including Bogota, Lima, Cancun, Mexico City, Miami, Orlando, Fort Lauderdale and Panama City, which are popular destinations for Brazilians.

As a low-cost carrier, we operate a single fleet type, and use alliances and code-share arrangements with large international carriers (including Delta and Air France KLM) and regional carriers to serve destinations that cannot be cost effectively served by our Boeing 737 aircraft.

In 2016, we adjusted approximately 50% of our flight network in response to the economic conditions, focusing on the most profitable routes and increasing our yields. We currently operate approximately 700 daily flights to 63 destinations.

Despite the recent reduction in capacity, following the general trend in the domestic industry, we maintained our position as the leading company in number of passengers transported in Brazil, in 2016, with nearly 33 million passengers transported in the domestic market and a market share of 36%. The capacity reduction effort implemented by the company during the last twelve months is intended to generate PRASK recovery, and is expected to have a meaningful impact in the coming years.

Services

Passenger Transportation

We recognize that we must offer high-quality and consistent value-proposition services to our corporate and leisure customers. We pay particular attention to the details that help to make for a pleasant, complication-free flying experience, including:

•         convenient online sales, check-in, seat assignment and flight change and cancellation services;

•         high frequency of flights between Brazil’s most important airports;

•         low cancellation and high on-time performance rates of our flights;

•         self-check-in at kiosks at designated airports;

•         dedicated female lavatories;

•         friendly and efficient in-flight service;

•         free or discounted shuttle services between airports and drop-off zones on certain routes;

•         buy on-board services on certain flights;

•         mobile check-in and boarding pass (100% paperless boarding);

•         smartphone application for check-in, electronic boarding pass and Smiles account management;

•         more legroom and greater comfort (GOL+Conforto in the domestic flights and GOL Premium Class in the international flights);

•         in-flight entertainment and Wi-Fi access;

•         premium lounges for business class and premium Smiles passengers in the Guarulhos and Galeão Airports; and

•         expansion of Smiles’ programs to the accumulation of miles on promotional tariffs.

In general, passenger demand and profitability reach peak levels during the January and July vacation periods and in the final two weeks of December, during the Christmas holiday season. Conversely, we often witness a decrease in load factor during the week in which annual carnival celebrations take place in Brazil. Given our high proportion of fixed costs, this seasonality is likely to cause our results of operations to vary from quarter to quarter.

Ancillary Revenues and Gollog Cargo Transportation

Ancillary revenues include revenues from our Gollog services as well as baggage excess and ticket change and cancellation fees. Buy on board for food and beverages and travel insurance fees are also becoming an increasingly important part of this revenue. Further development and growth of these services are a key part of our strategy to increase ancillary revenue. We are the leading airline in Brazil in ancillary revenues, with total ancillary revenues in 2016 of R$1,195.9 million.

We are constantly evaluating opportunities to generate additional ancillary revenue such as sales of travel insurance, marketing activities and other services which may help us to better capitalize on the large number of passengers on our flights and the high volumes of customers using our website. We are in the process of installing Wi-Fi on all our flights which will be an additional source of revenue. Recently, ANAC approved new rules to allow airlines to charge for checked bags. We announced in March 2017 our intention to create a new class of tickets that will not include checked bags, which would be paid separately. There is currently an injunction barring the new ANAC rule on checked baggage fees.

We make efficient use of extra capacity in our aircraft by carrying cargo, through Gollog. The Gollog system provides online access to air waybills and allows customers to track their shipment from any computer with Internet access. Our 63 destinations throughout Brazil, South America and the Caribbean provide access to multiple locations in each region. With our capacity of approximately 700 daily flights, operated by 121 Boeing 737-700/800 aircraft, we can ensure quick and reliable delivery.

Our express delivery products – Gollog VOO CERTO, Gollog EXPRESS, Gollog ECOMMERCE and Gollog DOC – were developed to meet the growing demand for door-to-door deliveries, fixed deadlines and additional optional services. We intend to increase our efforts in the express delivery services by further strengthening our logistics capability, mainly by expanding our ground distribution network and increasing our commercial efforts.

Aircraft Fleet

Our fleet is comprised entirely of Boeing 737 NG aircraft.

In 2016, we received one aircraft under operating leases, and revised our delivery schedule with Boeing so that we will not receive any new aircraft until mid-2018. In addition, we reduced our operating fleet by 21 aircraft in 2016 and sold three aircraft that had not yet been delivered. As a result, on December 31, 2016, we had a total fleet of 130 aircraft, of which seven were in redelivery process and two under sublease, resulting in an operational fleet of 121 aircraft.

The following table sets forth the composition of our total and operating fleet at the dates indicated:

	At December 31,
	Seats	2014	2015	2016
B737-700 NG	138	35	36	28
B737-800 NG	177	9	5	3
B737-800 NG Short-Field Performance	177	97	103	99
Total Fleet		144(1)	144	130

Operating Fleet(2)		139	142	121

_______________________

(1)           Includes three Boeing 737-300 from our acquisition of Webjet which were returned in 2015.

(2)           At the end of each of 2014 and 2015 two aircraft were not operational, all in redelivery process, and at the end of 2016 nine aircraft were not operational, seven in redelivery process and two under sublease.

As of December 31, 2016, of our total of 130 aircraft, 96 were under operating leases and 34 were under finance leases.

As of December 31, 2016, our operating leases had an average remaining term of 72 months.

As of December 31, 2016, our finance leases had an average remaining term of 55 months and we had purchase options for 31 of the aircraft under finance leases.

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

The average age of our operating fleet of 121 Boeing 737-700/800 aircraft as of December 31, 2016, was 8.0 years. The average daily utilization rate of our fleet was 11.2 block hours in 2016 and 11.3 block hours in 2015.

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

In addition to being cost-efficient, the Boeing 737-700/800 Next Generation aircraft are equipped with advanced technology that promotes flight stability, provides a comfortable flying experience for our customers and has 13% lower CO2 emissions than other current aircraft models. We use a single type of aircraft to simplify our operations. We would only introduce a new type of aircraft to our fleet if, after careful consideration, we determine that such a step will reduce our operating costs. We expect that our fleet of Boeing 737 MAX 8 aircraft will be delivered starting in 2018.  We expect that the new Boeing 737 MAX 8 aircraft will:

•         reduce our fuel consumption by up to 15%, in relation to the Boeing 737-800 NG, and also consume less fuel than the A320neo aircraft;

•         be equipped with the latest technology and provide improved operational performance;

•         have an increased range and maximum take-off weight (MTOW) versus both the 737-800 NG and the A320neo;

•         deliver flight autonomy of up to 6,500 km (increased from 5,500 km) and MTOW up to 82 tons (increased from 70 tons);

•         have a significantly smaller noise footprint than today’s single-aisle airplanes; and

•         be equipped with Wi-Fi antennas that will allow our customers to access to the internet during flights and enjoy our on-board entertainment platform.

With our configuration, the Boeing 737 MAX 8 will permit us to add up to nine additional seats to its configuration while maintaining its current pitch that provides the most comfort to passengers in Brazil.

We have an order of 120 Boeing 737 MAX aircraft through 2028 and are currently the main client of the 737 family in South America and one of the five largest in the world.

Fleet Plan

The following table sets forth our year-end projected operating fleet through 2021:

Projected Fleet Plan	2017	2018	2019	2020	2021
Boeing 737 (700/800 NG and 7/8 MAX)	115	121	124	128	133

The fleet plan includes the arrival of new Boeing 737-MAX aircraft, which are expected in 2018. We will revise this fleet plan according to our expectations for the growth potential in the markets in which we operate.

Sales and Distribution

Our customers can purchase tickets directly from us through a number of different channels, such as our website, including our Booking Web Services (BWS), our call center, at airport ticket counters and, to a lesser extent, Global Distribution Systems (GDS).

Our low-cost business model utilizes internet ticket sales as its main distribution channel, especially in the local market. For the year ended December 31, 2016, 80% of our passenger revenue, whether directly from the customer or through travel agents, were booked online, making us a global leader in this area.

In addition, our customers can purchase tickets indirectly through travel agents, which are a widely-used travel service resource in Brazil, South America, Europe, North America and other regions. For the year ended December 31, 2016, travel agents provided us with approximately distribution outlets in 42 different countries. GDS allows us access to a large number of tourism professionals who are able to sell our tickets to customers around the world and enables us to enter into interline agreements with other airlines to offer more flights and connection options to our passengers, which adds incremental international passenger traffic.

Partnerships and Alliances

General

Our strong market positioning enables us to successfully negotiate a number of partnerships with supplementary major carriers worldwide, mostly in the form of codeshare agreements and interline agreements. Additional passenger inflows generated by these strategic partnerships help improve revenues at low incremental costs.

As of December 31, 2016, we had 12 codeshare agreements with Aerolíneas Argentinas, AeroMexico, Air Canada, Air France KLM, Alitalia, Copa Airlines, Delta, Emirates, Etihad Airways, Korean Air, Qatar Airways and TAP and 77 interline agreements.

Delta

Since 2011, we have developed a comprehensive partnership with Delta. As of December 31, 2016, Delta owned 9.5% of our economic interest. We also have entered into a long-term commercial agreement with Delta that has exclusivity provisions designed to strengthen the operational cooperation and synergies between the two companies, including services related to aircraft maintenance and codeshare agreements.

On August 31, 2015, Delta guaranteed a US$300 million Term Loan borrowed by Gol LuxCo from third party lenders. The Term Loan was made under a credit and guaranty agreement (the “Credit and Guaranty Agreement”) among Gol LuxCo, as borrower, Gol, the Lessee and the other guarantors thereunder (collectively, the “Term Loan Guarantors”) and the lenders party thereto (the “Third Party Lenders”). Under the terms of the Credit and Guaranty Agreement, Gol LuxCo’s obligations thereunder are guaranteed by the Term Loan Guarantors. Pursuant to a separate guaranty agreement, Delta provided to the administrative agent under the Credit and Guaranty Agreement, and the lenders under the Credit and Guaranty Agreement, a backstop guarantee of Gol LuxCo’s and the Term Loan Guarantors’ respective obligations under the Credit and Guaranty Agreement (the “Delta Guaranty”). The reimbursement obligations to Delta in connection with the Delta Guaranty are secured by a first priority security interest in favor of Delta in a portion of the shares of Smiles held by Gol. The Term Loan bears interest at a rate of 6.50% per annum, payable semi-annually. The Term Loan matures on August 31, 2020 and is not secured by any property of Gol LuxCo or the Term Loan Guarantors.

In 2016, Delta granted us credit support in the form of:

•         a backstop guarantee for up to US$32.0 million in Gol obligations under an ISDA Master Agreement with Morgan Stanley;

•         a credit line for the financing of maintenance payments of up to US$50.0 million.

In addition, in 2016, we entered into a three-party sale and leaseback transaction with Delta and GECAS with regard to a total of 12 aircraft, reducing our fleet and granting us additional liquidity.

Air France-KLM

We also have a long term strategic partnership for commercial cooperation with Air France-KLM, which currently holds 1.2% of our total capital stock. The agreement provides for an alliance committee, comprised of at least one representative of Air France-KLM, at least two members of our board of directors and at least one representative of Delta.

Pricing

Brazilian airlines are permitted to establish their own domestic fares without previous government approval. Airlines are free to offer price discounts or follow other promotion activities. Airlines must submit, 30 days after the end of each month, a file containing fares sold and quantity of passengers for each fare amount, for all markets. This file lists regular fares and excludes all contracted, corporate and private fares. The objective is to monitor the average market prices. The same procedure applies for international fares. The only difference is that all fares sold for interline itineraries are also excluded from the data sent to ANAC.

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

Maintenance

By ANAC regulation, we are directly responsible for the execution and control of all maintenance services performed on our aircraft. The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks and any diagnostics and routine repairs. All of our line maintenance is performed by our own highly experienced technicians at our line maintenance service bases throughout Brazil and South America. We believe that our practice of performing daily preventative maintenance helps to maintain a high aircraft utilization rate and reduces maintenance costs. Heavy maintenance consists of more complex inspections and servicing of the aircraft that cannot be accomplished overnight. Heavy maintenance checks are performed following a pre-scheduled agenda of major overhauls defined by the aircraft’s manufacturer, based on the number of hours and flights flown by the aircraft. In addition, engine maintenance services are rendered in different MRO facilities.

We believe that our high aircraft utilization rate has not compromised our positioning in terms of performance and reliability when compared to other Boeing operators globally.

We have internalized heavy maintenance on our Boeing 737 aircraft in our Aircraft Maintenance Center at the Tancredo Neves International Airport in Confins, in the State of Minas Gerais. We use this facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We have four maintenance hangars, one dedicated to paintings. Our hangars are strategically located in Confins (Belo Horizonte) and São Paulo with capacity to carry out as many as nine checks simultaneously. We also have room to build an additional hangar, if needed.

We have entered into two strategic MRO partnership agreements (with Delta and MTU, respectively) in order to provide overhaul service for our CFM 56-7 engines, maintenance for parts and components on our fleet of Boeing 737 NG aircraft and also, consulting services related to maintenance workflow planning, materials and facility optimization and tooling support. We have recently agreed with Delta and Air France to increase our level of maintenance services with them to all of our engines starting in 2018.

In 2016, we received FAA 145 Repair Station certification from the U.S. Federal Aviation Administration to perform C-checks at our maintenance center.

Fuel

Our fuel costs totaled R$2,695.4 million in 2016, representing 29.4% of our operating costs and expenses for the year. In 2016, we purchased substantially all of our fuel from Petrobras Distribuidora, a retail subsidiary of Petrobras. In addition to Petrobras, there are two other large fuel suppliers in Brazil. In 2016, fuel prices under our contracts were re-set every 30 days and were composed of a variable and a fixed component. The variable component is defined by the refinery and follows international crude oil price fluctuations and the real/U.S. dollar exchange rate. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract. We currently operate a tankering program under which we fill the fuel tanks of our aircraft in regions where fuel prices are lower. We also provide our pilots with training in fuel management techniques, such as carefully selecting flight altitudes to optimize fuel efficiency.

The following chart summarizes our fuel consumption and costs for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
Liters consumed (in thousands)	1,538,202	1,551,137	1,390,958
Total fuel cost (in millions)	R$3,842.3	R$3,301.4	R$2,695.4
Average price per liter	R$2.50	R$2.13	R$1.94
% change in price per liter	4.6%	(14.8)%	(8.9)%
Percent of operating expenses	40.2%	33.2%	29.4%

We continuously invest in initiatives to reduce fuel consumption, including the following:

•         Installation of winglets: We installed an aerodynamic component on the wing tips of the majority of our aircrafts for better aerodynamics and, consequently, lower fuel consumption.

•         Required Navigation Performance (RNP - AR): Precision approaches guided through a satellite navigation system that enables pilots to control aircraft in flight even in the case of low visibility, reducing dependence on air-to-ground navigation and shortening length of flight, which reduces fuel consumption and improves accessibility at airports such as Rio de Janeiro, Santos Dumont Airport - SDU.

•         Aircraft Communication Addressing Reporting System (ACARS): This is a satellite communication system that permits the exchange of data between aircraft and ground communication outlets during flights, and allows for more assertive communication and anticipated shared decision making processes, minimizing route deviations and ensuring operational efficiency.

Fuel costs are extremely volatile, as they are subject to many global economic and geopolitical factors that we can neither control nor accurately predict. Because international prices for jet fuel are denominated in U.S. dollars, our fuel costs, though payable in reais, are subject not only to price fluctuations but also to exchange rate fluctuations. We maintain a fuel hedging program, based upon policies which define volume, price targets and instruments, under which we enter into fuel and currency hedging agreements with counterparties providing for price protection in connection with the purchase of fuel. Our hedging practices are executed by our internal risk management committee and overseen by the risk policies committee of our board of directors. The risk policies committee, which may be comprised of members of our board of directors, external consultants, and senior management, meets monthly or more often, if called, and its main responsibilities are to assess the effectiveness of our hedging policies, recommend amendments when and where appropriate and establish its views regarding fuel price trends. We use risk management instruments that have a high correlation with the underlying assets so as to reduce our exposure. We require that all of our risk management instruments be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. We also avoid concentration of credit and product risk. We have not otherwise entered into arrangements to guarantee our supply of fuel and we cannot provide assurance that our hedging program is sufficient to protect us against significant increases in the price of fuel. We also use non-derivative instruments as alternative hedge conferring an additional average protection through fixed price fuel transactions for future delivery negotiated with our main fuel supplier.

As of December 31, 2016, we had derivatives to protect 55% of our expected fuel consumption in the first quarter of 2017.

Safety and Security

Our most important priority is the safety of our passengers and employees. We maintain our aircraft in strict accordance with manufacturer specifications and all applicable safety regulations, and perform routine line maintenance every day. Our pilots have extensive experience, with flight captains having more than 10,000 average hours of career flight time, and we conduct ongoing courses, extensive flight simulation training and seminars addressing the latest developments in safety and security issues. We closely follow the standards established by ANAC’s Air Accident Prevention Program and we have implemented the Flight Operations Quality Assurance System, which maximizes proactive prevention of incidents through the systematic analysis of the flight data recorder system. All of our aircraft are also equipped with Maintenance Operations Quality Assurance, a troubleshooting program that monitors performance and aircraft engine trends. The Brazilian civil aviation market follows the highest recognized safety standards in the world. We are also an active member of the Flight Safety Foundation, a foundation for the exchange of information about flight safety.

We maintain the highest rating (seven stars) and are ranked among the world’s safest airlines, according to AirlineRatings.com, an independent plane safety and product rating website. In January 2017, the website updated safety ratings for 425 airlines, awarding them up to seven stars for safety. Of those surveyed, 148 were given top marks but almost 50 had three stars or less. The website’s star ratings take multiple factors into account, including whether an airline has been certified by the International Air Transport Association (IATA), if it is on the EU’s airline blacklist, its crash record and whether the fleet has been grounded over safety concerns.

In June 2016, we carried out our fifth biennial IATA Operational Safety Audit (IOSA).

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

•         We are pioneers in incentivizing the research and development of biofuel technology. In 2014, we operated more than 365 domestic flights using renewable fuel. In 2015, we made our first international flight using renewable fuel on our Orlando – São Paulo route.

•         We were the first Brazilian airline to release our greenhouse gas inventory based on the Greenhouse Gas Protocol Initiative, or GHG Protocol.

Insurance

We maintain passenger liability insurance in an amount consistent with industry practice and we insure our aircraft against losses and damages on an “all risks” basis. We have obtained all insurance coverage required by the terms of our leasing agreements. We believe our insurance coverage is consistent with airline industry standards in Brazil and is appropriate to protect us from material loss in light of the activities we conduct. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material losses.

Competition

Domestic

Airlines in Brazil compete primarily on the basis of routes, fare levels, frequency of flights, capacity, airport operating rights and presence, reliability of services, brand recognition, frequent flyer programs and customer service.

Our main competitors in Brazil are Latam Airlines Group, or Latam Brasil; Azul Linhas Aéreas Brasileiras, or Azul Brasil; and Ocean Air Linhas Aereas, doing business as Avianca, or Avianca Brasil. Latam Brasil is controlled by Latam S.A., a Chilean company.  Latam is the result of a June 2012 merger between TAM Airlines of Brazil and LAN Airlines of Chile, and is a full-service scheduled carrier offering flights on domestic routes and international routes. Azul is a regional carrier, which acquired another regional carrier, Trip, in 2012.  Azul Brasil is controlled by Azul S.A.  Azul S.A.’s voting stock is controlled by David Neeleman and Azul’s largest economic stake is controlled by the Chinese government-controlled airline Hainan Airlines.  Avianca Brasil is controlled by Synergy Group. Avianca licensed its brand to Avianca Brasil in 2010. We also face domestic competition from other domestic scheduled carriers, regional airlines and charter airlines, which mainly have regional networks.

As the growth in the Brazilian airline sector evolves, we may face increased competition from our primary competitors and charter airlines as well as other entrants into the market with reduced fares to attract new passengers.

The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the significant airlines in Brazil for each of the periods indicated:

Domestic Market Share— Scheduled Airlines	2012	2013	2014	2015	2016
Gol	38.7%	35.4%	36.1%	35.9%	36.0%
Latam Brasil(1)	40.8%	39.9%	38.1%	36.7%	34.7%
Azul Brasil(2)	14.6%	17.0%	16.7%	17.0%	17.0%
Avianca Brasil	5.4%	7.1%	8.4%	9.4%	11.2%
Others	0.7%	0.6%	0.7%	1.0%	1.1%

_______________

Source: ANAC

(1)     Known as TAM Airlines prior to its June 2012 merger with LAN Airlines of Chile.

(2)     In May 2012, Azul acquired Trip.

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

International

In our international operations, we face competition from Brazilian and South American airlines that are already established in the international market and that participate in strategic alliances and codeshare arrangements. In addition, non-Brazilian airlines may decide to enter or increase their schedules in the market for routes between Brazil and other South American and Caribbean destinations.

The table below shows the 2016 market share of major airlines on South American routes to/from Brazil based on RPKs:

International Market Share - Airline	RPK	Market Share
Latam Airlines Group(1)	8,540,683,731	47.6%
GOL	3,350,348,062	18.7%
Avianca Brasil(2)	2,989,602,125	16.7%
Aerolíneas Argentinas	1,574,891,845	8.8%
Azul Brasil	40,026,987	0.2%
Others	1,440,921,444	8.0%
Total	17,936,474,194	100.0%

__________________

Source: ANAC

(1)   Includes Latam Airlines Brasil, Lan Chile, Lan Peru, Lan Argentina and TAM MERCOSUR

2)     Includes Avianca and TACA Peru

Smiles Loyalty Program

Overview

Smiles is one of the largest coalition loyalty programs in Brazil, with 12 million members as of December 31, 2016. Its business model is based on a pure coalition loyalty program consisting of a single platform for accumulating and redeeming miles through a broad network of commercial and financial partners.

The Smiles loyalty program was originally launched by Varig in 1994 as a frequent flyer program and was acquired by us in 2007, together with other assets of the Varig business. Beginning in 2008, the Smiles loyalty program underwent a restructuring and revitalization and, since then, the Smiles loyalty program has been transformed from a stand-alone program into an independent coalition loyalty program and has gained significant market share. On December 31, 2016, Smiles’ share of all miles issued in the domestic market was roughly 41%, up from 29% at the end of 2013. On April 26, 2013, we sold a minority stake in Smiles via an IPO with listing on the Brazilian Stock Exchange.

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

  Airlines. We are Smiles’ most important commercial partner in terms of miles and rewards volumes. We purchase miles from Smiles to distribute to our passengers. Additionally, Smiles offers redemptions with our airline partners.
  Financial Institutions. Smiles has commercial partnership agreements with all significant Brazilian commercial banks, including  more than 80% of the largest Brazilian commercial banks in terms of total assets as of December 31, 2016, according to the Central Bank. Smiles sells miles to these commercial partners, which distribute them proportionately to credit card spending by cardholders who are Smiles loyalty program members. Smiles also sells miles for co-branded credit cards issued by Bradesco and Banco do Brasil.
  Travel Companies, Hotels and Car Rental Agencies. Currently, Smiles has partnership agreements with well-known domestic and international travel companies, hotels and car rental companies. These partners include Accor Hotels, Hilton Honors, Marriott International, Starwood Hotels and Resorts Worldwide Inc., Othon Hotels, Sheraton Hotels, Atlantica Hotels International (Brasil) Ltda, and Sauípe S.A. (a tourism complex in Brazil). This network allows Smiles loyalty program members to accumulate miles at a variety of locations worldwide and throughout the course of their trips.
  Brazilian Retailers and Distributors. Smiles has commercial agreements with important Brazilian retailers, including Polishop (a domestic electronics and merchandise retailer), the newspapers O Globo and Valor Econômico, Editora Abril S.A. (one of the largest Brazilian publishing companies), Shell gas stations, Centauro (a sports clothing and equipment retail chain), Grupo Pão de Açucar and Via Varejo online websites (Assai, Pão de Açucar, Extra, Casas Bahia and Ponto Frio) and Magazine Luiza (the second largest home appliance  retailer and one of the largest online retailers in Brazil).

Competition

Smiles faces the following types of competition in Brazil: (i) frequent flyer programs, (ii) the loyalty programs of financial institutions and similar entities and (iii) other loyalty programs in general. The first group includes Multiplus, the current market leader, and other players such as the Tudo Azul program and Avianca’s Programa Amigo. The second group includes a variety of large financial institutions and similar entities that have their own loyalty programs, such as the SuperBônus Program of Banco Santander (Brasil) S.A., the Bradesco Loyalty Card Program of Banco Bradesco S.A., the Sempre Presente Program of Banco Itaú Unibanco S.A., the American Express Membership Rewards Program and Livelo, a joint venture program between Banco do Brasil and Banco Bradesco. The majority of these programs allow members to transfer accumulated reward points to programs like the Smiles loyalty program. The third group of competitors includes companies such as Dotz and Netpoints (of which Smiles is a minority shareholder), among others.

If foreign loyalty programs such as Aeroplan or Air Miles enter the Brazilian market, Smiles may face additional competition. However, entry of foreign loyalty programs would also present new opportunities for commercial partnerships.

Agreements with Smiles

Operating Agreement

On December 28, 2012, GLA entered into an operating agreement with Smiles, or the Operating Agreement, that establishes the terms and conditions of our relationship. This agreement went into effect on January 1, 2013, when Smiles began to manage and operate the Smiles loyalty program.

The 20-year Operating Agreement will be automatically renewed for successive five-year periods if neither party objects at least two years prior to its expiration. If a party is given notice of non-renewal, it may terminate the Operating Agreement early by providing written notification to the other party six months prior to the termination date.

GLA pays Smiles a monthly fee for managing our frequent flyer program. This fee is adjusted on each anniversary of the Operating Agreement in accordance with our gross monthly miles purchases and may range between 3.5% and 6.0%.

Back Office Services Agreement

On December 28, 2012, GLA entered into a back office services agreement with Smiles, or the Back Office Services Agreement, that contains the terms, conditions and levels of certain services in connection with back office activities including controllership, accounting, internal controls and auditing, finance, information technology, call center, human resources, inventory and legal matters. The amount recognized by Smiles as expenses in 2016, 2015 and 2014 totaled R$ 23.4 million, R$24.3 million and R$19.8 million, respectively.

The three-year Back Office Services Agreement is automatically renewed for successive three-year periods if neither party objects 12 months prior to its expiration. Smiles may terminate portions of the Back Office Services Agreement at any time by providing prior written notice to GLA.

Main Miles and Tickets Purchase Agreement

On December 28, 2012, GLA entered into a miles and tickets purchase agreement with Smiles, or the Miles and Tickets Purchase Agreement, that establishes the terms and conditions of purchases of miles and sales of tickets.

In order to govern pricing and availability of reward tickets and satisfy customer demand, the agreement establishes three seating classes: standard, commercial and promotional for ticketing purposes.

  Standard seats: Pricing will take into account the variation of the economic cost of the fare over the last 12 months and the characteristics of each route. The economic cost is equivalent to the sum of (i) the opportunity cost of not selling a ticket to a traveler when the flight is full – or displacement; (ii) the opportunity cost of a passenger redeeming a reward ticket who would have purchased the ticket using cash, had he or she not had available miles – or dilution; and (iii) the direct cost that GLA incurs in transporting an additional passenger on a given flight – or marginal cost. The availability of standard seating on planes is limited and controlled by GLA, although Smiles is assured a minimum aggregate number of standard seats out of total seats on all flights.
  Commercial seats: Pricing is subject to the same price and/or discount applied to third parties. The availability of commercial seats on flights is unrestricted.
  Promotional seats: Pricing is determined by an established discount table on a case-by-case basis. There is no minimum availability for promotional seats.

The price that GLA pays for miles is calculated based on the economic cost specified above, minus a portion of the breakage rate, which is the expected percentage of miles that will expire without being redeemed.

The 20-year Miles and Tickets Purchase Agreement will be automatically renewed for successive five-year periods if neither party objects at least two years prior to its expiration. If a party is given notice of non-renewal, it may terminate the agreement early by providing written notification to the other party six months prior to the termination date.

On December 30, 2016, GLA, along with Smiles, made adjustments in the prices of standard airline tickets and miles sold to GLA, representing a decrease of 5.2% and 25.3%, respectively, based on the composition of the airline tickets issued in the preceding period.

2016 Miles and Tickets Purchase Agreement

On February 26, 2016, GLA entered into a miles and tickets purchase agreement with Smiles, totaling up to R$1.0 billion, providing for advance ticket sales to Smiles in various tranches through June 30, 2017. In 2016, Smiles disbursed a total of R$760 million and, on February 3, 2017, another R$120 million as part of this agreement. On April 5, 2017 GLA and Smiles amended this agreement to extend its termination until July 31, 2018 and increase the total amount by R$480 million.

The payments made by Smiles will be governed by the agreements already existing between Gol and Smiles, with certain changes. The advances by Smiles will be remunerated at a minimum rate of 132% of the CDI, which may be increased according to market conditions at each payment date. In addition, Smiles will benefit from some measures to strengthen its competitiveness.

Industry Overview

According to the International Air Transport Association, or IATA, Brazil is the fourth largest domestic aviation market in the world and should remain the fourth largest over the next two decades with a total of 170 million passengers. Moreover, according to ANAC, there were 71.8 million domestic enplanements and 18.1 million international enplanements on Brazilian carriers in Brazil (which excludes international carriers) in 2016, out of a total population of over 206 million, according to IBGE. In contrast, according to the U.S. Department of Transportation, the United States had an estimated 716 million domestic enplanements and an estimated 102 million international enplanements in 2016, out of a total population of over 319 million, based on the latest United States census estimates. Despite its size, the Brazilian market is still under-penetrated, with an estimated 0.45 flights per capita in 2016, way below levels of developed countries like Australia (2.41), United States (2.08) and Canada (1.27), reflecting a strong potential for growth in the mid-term. In the specific case of Gol, we are very well positioned to capture the growth of the Brazilian market, with 88.7% of revenues coming from the domestic market.

Brazilian air travel has historically been affordable for business passengers and or high-income individuals, resulting in low per capita penetration rates when compared to other emerging markets and developed countries. We believe that Brazil fundamentals over the long-term are still quite attractive which bodes well for the development and growth of air travel. Long-distance travel alternatives in Brazil are quite limited given that there is poor road infrastructure and no passenger rail or other alternative. Despite the significant growth in air travel in Brazil over the first decade after 2000 (CAGR of 12.6% over the 2000-2011 period), we believe that there is still significant upside potential for airlines in general and for low cost airlines specifically to gain market share of travelers who would ordinarily travel by bus. Moreover, Brazil’s “new middle class” consumers also allocated a greater portion of their family incomes into better vacation experiences. This explains the significant pick-up in demand for international air travel by Brazilians over the last 10 years. South American countries, the Caribbean and the United States feature among the top ten most popular tourist destinations for Brazilians traveling abroad on vacation according to industry data.

Brazil air travel is still very concentrated in a few city-pairs and business passengers account for the majority of the volume. According to industry data, business travel represents around 65% of the total demand for domestic air travel in 2016. We believe this rate is significantly higher than the business travel portion of domestic air travel in the global aviation sector. According to the latest data collected by ANAC, flights between Rio de Janeiro and São Paulo, Brazil’s busiest city-pair accounted for 7.6% of all domestic passengers in 2016. The top ten routes accounted for roughly 20% of all domestic air passengers in 2016, while the ten busiest airports accounted for 65% in 2016.

The table below sets forth information about the ten busiest routes for air travel in Brazil during 2016.

City Pair(1)	Passengers	Route Market Share

São Paulo—Rio de Janeiro(2)	6,914,339	7.8%
São Paulo (Congonhas)—Rio de Janeiro (Santos Dumont)	3,906,171	4.4%
São Paulo (Guarulhos)— Rio de Janeiro (Galeão)	1,308,077	1.5%
São Paulo (Congonhas)—Rio de Janeiro (Galeão)	951,193	1.1%
São Paulo (Guarulhos) —Rio de Janeiro (Santos Dumont)	748,958	0.8%
São Paulo (Congonhas)—Brasília	2,078,804	2.3%
São Paulo (Guarulhos) —Salvador	1,856,072	2.1%
São Paulo (Guarulhos) —Porto Alegre	1,811,195	2.0%
São Paulo (Guarulhos) —Recife	1,752,261	2.0%
São Paulo (Congonhas)—Confins	1,737,740	2.0%
São Paulo (Congonhas)—Porto Alegre	1,726,640	1.9%
São Paulo (Guarulhos)—Curitiba	1,490,442	1.7%
São Paulo (Guarulhos)—Fortaleza	1,479,841	1.7%
São Paulo (Congonhas)—Curitiba	1,447,058	1.6%
São Paulo (Guarulhos)—Confins	1,164,835	1.3%

Source: ANAC, 2016.

_______________________

(1)   Considers flights originating in either city of the pair.

(2)   Includes flights between Congonhas and Guarulhos to either Santos Dumont or Galeão airports.

In light of Brazil’s economic growth between 2009-2013 and Government income distribution initiatives, the middle class segment (A, B and C classes) increased significantly in the last years and now accounts for roughly 50% of total consumer spending (or 42 million new consumers rose to middle class status). The Northeast region led the growth in middle class consumers, with three out of ten new middle class consumer from this region. According to ANAC, there were roughly 90 million passengers in 2016, basically unchanged when compared with 2015. As a result of increased passenger volume, the host of the World Soccer Cup in 2014 and the Summer Olympic Games in 2016, domestic airport infrastructure has required substantial improvements.

In addition, there are ongoing discussions in Brazil regarding the execution of open skies agreements, which remove restrictions on the number of flights and destinations between countries.

In 2011, the United States and Brazil entered into an open skies agreement. The countries agreed on a transition period until 2015, by which time the open skies model was expected to be in force. However, the agreement has not yet been approved by the Brazilian Congress. Its approval is expected to occur during 2017. Brazil also entered into an open skies agreement with the Latin America Civil Aviation Commission (CLAC) countries in 2016, but the agreement is also pending approval by the Brazilian Congress before it takes effect.

The Brazilian Congress is also discussing whether foreign air carriers may be able to freely operate in Brazilian territory.

Brazilian Civil Aviation Market Evolution

In the past 40 years, the domestic market generally experienced year-over-year growth in revenue passenger kilometers twice the growth rate of GDP, except in times of significant economic or political distress, such as the petroleum crisis in the 1970s, the Brazilian sovereign debt crisis in the early 1980s and the economic and political distress in Brazil in the early 1990s. From 1972 to 2000, domestic revenue passenger kilometers grew at a compound annual rate of 7.2%. However, in the ten years following the start of Gol’s operations, that is from 2000-2011 CAGR growth rate accelerated to an increase of 12.6%. During this period, Gol’s market share as measured by available seat kilometers increased from 4% to 38%.We believe that Gol positively impacted the market by more than 260% in terms of demand stimulation which we call the “Gol effect”.

From 2012 to 2016, the compound annual growth rate in industry passenger traffic, in terms of domestic revenue passenger kilometers, was 0.6%, versus a compound annual growth rate in available industry domestic capacity, in terms of available seat kilometers, of -1.7%. Domestic industry load factor, calculated as revenue passenger kilometers divided by available seat kilometers, averaged 77.7% over the same period. The table below shows the figures of domestic industry passenger traffic and available capacity for the periods indicated:

	2012	2013	2014	2015	2016
	(in millions, except percentages)
Available Seat Kilometers	119,337	115,886	117,001	118,230	111,236
Available Seat Kilometers Growth	2.8%	(2.9)%	0.9%	1.0%	(5.9)%
Revenue Passenger Kilometers	87,047	88,226	93,367	94,381	89,012
Revenue Passenger Kilometers Growth	6.9%	1.4%	5.8%	1.1%	(5.7)%
Load Factor	72.9%	76.1%	79.8%	79.8%	80.0%

________________

Source: ANAC, Dados Comparativos Avançados.

Regulation of the Brazilian Civil Aviation Market

The Brazilian Aviation Authorities and Regulation Overview

Air transportation services are considered a public service and are subject to extensive regulation and monitoring in Brazil, including through the Brazilian Federal Constitution and the Brazilian Aeronautical Code. The Brazilian Aeronautical Code sets forth the main rules and regulations relating to airport infrastructure and operation, flight safety and protection, airline certification, lease structuring, burdening, disposal, registration and licensing of aircraft; crew training, concessions, inspection and control of airlines, public and private air carrier services, civil liability of airlines and penalties in case of infringements.

The Brazilian government recognized and ratified, and must comply with, the Warsaw Convention of 1929, the Chicago Convention of 1944 and the Geneva Convention of 1948, the three leading international conventions relating to worldwide commercial air transportation activities.

The Brazilian Civil Aviation National Policy (Política Nacional de Aviação Civil), or PNAC, corresponds to the guidelines and strategies that will lead the institutions responsible for the development of the Brazilian civil aviation sector, establishing strategic objectives and actions for the market.

The Ministry of Transport, Ports and Civil Aviation, formerly the Civil Aviation Secretary, monitors the implementation of PNAC by the entities responsible for the management, regulation and inspection of civil aviation, civil airport infrastructure and civil air navigation infrastructure connected to the Ministry. In addition to the Ministry of Transport, Ports and Civil Aviation, the bodies and entities of the National Civil Aviation Council (Conselho de Aviação Civil), or CONAC, monitor the implementation of PNAC.

The following chart illustrates the main regulatory bodies, their responsibilities and reporting lines within the Brazilian governmental structure.

The Ministry of Transport, Ports and Civil Aviation oversees ANAC and INFRAERO and reports directly to the Brazilian President. The Ministry is also responsible for implementation of the airport infrastructure concession plan and the development of strategic planning for civil aviation.

The National Commission of Airport Authorities (Comissão Nacional de Autoridades Aeroportuárias), or CONAERO, is a commission that coordinates the different entities and public agencies related to airports. This has a rule-making role in the search for efficiency and security in airports operations.

CONAERO is composed by the following individuals and representatives of entities: (i) Ministry of Transport, Ports and Civil Aviation, which chairs the commission; (ii) the Brazilian president’s chief of staff; (iii) Agriculture, Livestock and Supplies Ministry; (iv) Defense Ministry; (v) Finance Ministry; (vi) Justice Ministry; (vii) Planning, Budget and Administration Ministry; (viii) Health Ministry; and (ix) ANAC.

ANAC is currently responsible for guiding, planning, stimulating and supporting the activities of public and private civil aviation companies in Brazil. ANAC also regulates flying operations and economic issues affecting air transportation, including matters relating to air safety, certification and fitness, insurance, consumer protection and competitive practices.

The Department of Air Space Control (Departamento de Controle do Espaço Aéreo), or DECEA, controls and supervises the Brazilian Airspace Control System. The DECEA reports indirectly to the Brazilian Minister of Defense which, is responsible for planning, administrating and controlling activities related to airspace, aeronautical telecommunications and technology, including approving and overseeing the implementation of equipment as well as of navigation, meteorological and radar systems.

With respect to non-privatized airports, INFRAERO, a state-controlled corporation reporting to Ministry of Transport, Ports and Civil Aviation, is in charge of managing, operating and controlling federal airports, including some control towers and airport safety operations. With respect to the recently privatized airports (Natal, Galeão, Confins, Guarulhos, Viracopos and Brasília), although INFRAERO still holds a minority stake in each of them, INFRAERO is no longer in charge of operations, which are now handled by their respective private operators. See “Regulation of the Brazilian Civil Aviation Market–Airport Infrastructure” below.

CONAC is an advisory body of the President of Brazil and its upper level advisory board is composed of the Minister of Defense, the Minister of Foreign Affairs, the Minister of Treasury, the Minister of Development, Industry and International Trade, the Minister of Tourism, the Brazilian president’s chief of staff, the Minister of Planning, Budget and Management, the Minister of Justice, the Minister of Transport, Ports and Civil Aviation and the Commandant of the Air Force. CONAC has the authority to establish national civil aviation policies that may be adopted and enforced by the High Command of Aeronautics and by ANAC. CONAC establishes guidelines relating to the proper representation of Brazil in conventions, treaties and other actions related to international air transportation, airport infrastructure, the granting of supplemental funds to be used for the benefit of airlines and airports based on strategic, economic or tourism-related aspects, the coordination of civil aviation, air safety, the granting of air routes and concessions, as well as permission for the provision of commercial air transportation services.

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

In 2010, ANAC approved the deregulation of international airfares for flights departing from Brazil to the United States and Europe, gradually removing the prior minimum fares. In addition, in 2010, CONAC approved the continuity of bilateral agreements providing for open skies policies with other South American countries and a new open skies policy with the United States. The agreement with the United States was signed by the parties but is pending ratification by the Brazilian Congress to become operational. A similar agreement with Europe is still in its early stages. These new regulations should increase the number of passengers in South America and grow our market. To the extent that our presence and/or the presence of our partner, Delta, increase in the South American market, this will contribute to our business. On the other hand, to the extent competition increases in the expanded South American market and we and/or Delta lose significant market share, we may be adversely affected.

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

Congonhas airport in the city of São Paulo is the only slot constrained airport, where slots must be allocated to an airline before it may begin operations there. It is quite difficult to obtain and maintain a slot in Congonhas airport. The Santos-Dumont airport in Rio de Janeiro, is also a highly utilized airport with half-hourly shuttle flights between São Paulo and Rio de Janeiro, and also presents certain slot restrictions. ANAC has imposed schedule restrictions on several Brazilian airports from which we operate. Operating restrictions, including the prohibition of international flights’ operations and the prohibition of civil aircraft’s operation after 11:00 p.m. and before 6:00 a.m., were imposed for Congonhas airport (São Paulo), one of the busiest Brazilian airports and the most important airport for our operations. No assurance can be given that these or other government measures will not have a material adverse effect on us.

CONAC has taken certain measures to minimize recent technical and operational problems at São Paulo’s airports, including the redistribution of air traffic from Congonhas airport (São Paulo) to the international airport in Guarulhos which is a “coordinated” airport in terms of slots. CONAC has also mentioned its intention to adjust tariffs for the use of busy airport hubs to encourage further redistribution of air traffic.

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

The minimum on-time performance and regularity targets for each series of slots in a season are 80% and 90%, respectively, at Congonhas airport (São Paulo) and 75% and 80%, respectively, for all other main airports. Airlines forfeit any series of slots that operate below the minimum criteria in a season. Forfeited slots are redistributed 50% to new entrants, which includes airlines that operate fewer than 5 slots in the relevant airport in the given weekday, and 50% to all airlines operating in the relevant airport based on their share of slots. In addition, in October 2014, ANAC distributed new slots at Congonhas airport, in light of increased runway capacity, exclusively to airlines with less than 12% of the slots. As of December 31, 2016 we have 45% and Latam 44% of the slots in terms of takeoffs and landings at Congonhas airport, after having held 47% and 48%, respectively.

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

All of the 60 Brazilian airports managed by INFRAERO at the end of 2016 are scheduled to receive some infrastructure investments and upgrades within the next three years. In addition, under the regional aviation development program, 270 current or new regional airports may receive investments in the next few years. These airport upgrade plans do not require contributions or investments by the Brazilian airlines and are not expected to be accompanied by increases in landing fees or passenger taxes on air travel.

The table below sets forth the number of passengers at the ten busiest airports in Brazil during 2016:

Airport	Number of Passengers Inbound and Outbound(1)
(in thousands)
São Paulo—Guarulhos	36,596
São Paulo—Congonhas	20,817
Brasília	17,947
Rio de Janeiro—Galeão	16,103
Belo Horizonte—Confins	9,639
Rio de Janeiro—Santos Dumont	9,066
Campinas—Viracopos	9,325
Salvador	7,526
Porto Alegre	7,649
Recife	6,812
Curitiba	6,386

_______________________

Source: INFRAERO , DAESP and Guarulhos, Brasília, Rio de Janeiro Galeão, Confins and Viracopos airports.

(1)           Considers domestic and international departures and arrivals from main Brazilian airports

Airport fees include airport charges for each landing and aircraft parking, connection fees as well as aeronautical and navigation fees.  Most of these fees vary based on our level of operations and the rates are set by INFRAERO, DECEA and private airports.  Since February 2012, the Brazilian government increased parking fees at the busiest airports, and at peak hours, which benefitted secondary hubs and off-peak flights in light of the differences in fees for the airlines that chose to operate in these airports or at these times. Currently, landing fees are fixed, based on the category of the airport and whether the flight is domestic or international. Navigation fees are also fixed, but consider the area overflown and whether the flight is domestic or international.

Airport Privatizations

In August 2011, the Brazilian government privatized the Natal airport, which construction was completed in mid-2014. In February 2012, the Brazilian government privatized the São Paulo (Guarulhos), Brasília and Campinas international airports, which will be operated by the winners of the privatization auction for periods of 20 to 30 years. In November 2013, the Brazilian government privatized Rio de Janeiro (Galeão) and Belo Horizonte (Confins) airports. Additionally, in March 2017, the Brazilian government privatized the international airports of Porto Alegre, Salvador, Florianópolis and Fortaleza. These ten airports combined account for 59% of Brazil’s total passenger volume.

The airports auctioned were:

Airport (Code)	Grant	Concession Term	Minimum Investment	Year of Concession
Natal (NAT)	R$170 million	28 Years	R$51.7 million	2011
São Paulo (GRU)	R$16.2 billion	20 Years	R$4.7 billion	2012
Brasília (BSB)	R$4.5 billion	25 Years	R$4.7 billion	2012
Campinas (VCP)	R$3.8 billion	30 Years	R$8.7 billion	2012
Rio de Janeiro (GIG)	R$19 billion	25 Years	R$4.8 billion	2013
Belo Horizonte (CNF)	R$1.8 billion	30 Years	R$1.1 billion	2013
Salvador (SSA)	R$1.59 billion	30 Years	R$1.24 billion	2017
Fortaleza (FOR)	R$1.51 billion	30 Years	R$1.44 billion	2017
Porto Alegre (POA)	R$382 million	25 Years	R$123 million	2017
Florianópolis (FLN)	R$241 million	30 Years	R$211 million	2017

________________________

Source: civil aviation secretary (Secretaria de Aviação Civil)

Concession for Air Transportation Services

According to the Brazilian Federal Constitution, the Brazilian government is responsible for public services related to airspace, as well as airport infrastructure, and may provide these services directly or through third parties under concessions or authorizations. According to the Brazilian Aeronautical Code and regulations issued by CONAC, the application for a concession to operate regular air transportation services is subject to a license granted by ANAC to operate an airline and to explore regular air transportation services. The applicant is required by ANAC to have met certain economic, financial, technical, operational and administrative requirements in order to be granted such license. Additionally, a concession applicant must be an entity incorporated in Brazil, duly registered with the Brazilian Aeronautical Registry (Registro Aeronáutico Brasileiro), or RAB, must have a valid airline operating certificate (Certificado de Homologação de Empresa de Transporte Aéreo), or CHETA, and must also comply with certain ownership restrictions. See “—Restrictions on the Ownership of Shares Issued by Concessionaires of Air Transportation Services.” ANAC has the authority to revoke a concession for failure by the airline to comply with the terms of the Brazilian Aeronautical Code, the complementary laws and regulations and the terms of the concession agreement.

Our concession was granted on January 2, 2001 by the High Command of Aeronautics of the Ministry of Defense and was renewed in 2009 for another ten years with an expiration date of December 14, 2019. The concession agreement can be terminated if, among other things, we fail to meet specified service levels, cease operations or declare bankruptcy.

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

Restrictions on the Ownership of Shares Issued by Concessionaires of Air Transportation Services

According to the Brazilian Aeronautical Code, in order to be eligible for a concession for operation of regular services, the entity operating the concession must have at least 80% of its voting stock held directly or indirectly by Brazilian citizens and must have certain management positions entrusted to Brazilian citizens. As of December 31, 2016, the foreign ownership limit for Brazilian airlines remained unchanged at 20%, although there have been repeated discussions by the Brazilian government and Congress to lift this restriction fully or partially, including most recently an announcement that the government intends to issue a new measure, subject to Congress approval, completely removing the foreign ownership limit.

The Brazilian Aeronautical Code also imposes certain restrictions on the transfer of capital stock of concessionaires of air transportation services, such as GLA, including the following:

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

We hold substantially all of the shares of GLA, a public concessionaire of air transportation services in Brazil. Under the Brazilian Aeronautical Code, the restrictions on the transfer of shares described above apply only to companies that hold concessions to provide regular air transportation services. Therefore, the restrictions do not apply to the Registrant.

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

C.      Organizational Structure

We are a holding company that directly or indirectly own shares of seven subsidiaries: GLA; Webjet; Smiles; four offshore subsidiaries: Gol Finance Inc., or Gol Finance; GAC Inc., or GAC; Gol LuxCo S.A., or Gol LuxCo; and Gol Dominicana Lineas Aereas Sas., which is a non-operational company currently in liquidation. GLA is our operating subsidiary, under which we conduct our air transportation business. Webjet was acquired in 2011 and we announced the winding up its activities at the end of 2012. We are the majority shareholder of Smiles, which conducts the Smiles loyalty program. Gol Finance, GAC and Gol LuxCo are off-shore companies established for the purpose of facilitating cross-border general and aircraft financing transactions.

D.      Property, Plant and Equipment

Our primary corporate offices are located in São Paulo. Our commercial, operations, technology, finance and administrative staff is based primarily at our headquarters. We have concessions to use other airport buildings and hangars throughout Brazil, including a part of a hangar at Congonhas airport where we perform aircraft maintenance. As of December 31, 2016, we had finance lease agreements for 34 Boeing 737s, 31 of which had a purchase option at the end of the contract term. We own an Aircraft Maintenance Center in Confins, in the State of Minas Gerais. The certification of our aircraft maintenance center authorizes airframe maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s. We have three hangars at our Aircraft Maintenance Center, with a capacity to perform maintenance on six aircraft simultaneously and painting services on one additional aircraft. We also have room to build more hangars, if needed. We use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. See also “Item 4—Business Overview—Aircraft Fleet” and note 14 to our consolidated financial statements included herein.

ITEM 4A.     Unresolved Staff Comments

None.

ITEM 5.       Operating and Financial Review and Prospects

You should read this discussion in conjunction with our consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

A.      Operating Results

Revenues

We derive our revenues primarily from transporting passengers on our aircraft. In 2016, 87.9% of our net revenues came from passenger transportation revenues, and the remaining 12.1% came from ancillary revenues, principally from our cargo business, which utilizes cargo space on our passenger flights. Nearly all of our revenue is denominated in reais. Passenger revenue, including the part of the revenue of the Smiles loyalty program which relates to the redemption of miles for GLA flight tickets, is recognized either when transportation is provided or when the unused ticket expires. Cargo revenue is recognized when transportation is provided. Other ancillary revenue consists primarily of ticket change fees, excess baggage charges and interest on installment sales. Passenger revenues are based upon our capacity, load factor and yield. Our capacity is measured in terms of available seat kilometers (ASK), which represents the number of seats we make available on our aircraft multiplied by the number of kilometers the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing revenue passenger kilometers by available seat kilometers. Yield is the average amount that one passenger pays to fly one kilometer.

The following table demonstrates our main operating performance indicators in 2014, 2015 and 2016:

	Year Ended December 31,
	2014	2015	2016
Operating Data:
Load-factor	76.9%	77.2%	77.5%
Break-even load-factor	73.1%	78.1%	72.1%
Aircraft utilization (block hours per day)	11.5	11.3	11.2
Yield per RPK (cents)	23.8	22.4	24.1
Passenger revenue per ASK (cents)	18.3	17.3	18.7
Operating revenue per ASK (cents)	20.3	19.7	21.3
Number of departures	317,594	315,902	261,514
Average number of operating aircraft	126	129	117

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

Our aircraft fuel expenses are higher than those of low-cost airlines in the United States and Europe because production, transportation and storage of fuel in Brazil depend on expensive and underdeveloped infrastructure, especially in the north and northeast regions of the country. In addition, taxes on jet fuel are high and are passed along to us. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. The price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, varies significantly. In 2014, fuel prices dropped significantly due to a slowdown in demand and global economic growth, particularly in China, coupled with an increase in supply and production, principally in the United States. The price per barrel at December 31, 2016 was US$53.77 and in 2015 was US$37.04. Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also linked to fluctuations in the exchange rate of the real versus the U.S. dollar. In 2016, fuel costs represented 29.4% of our total operating costs and expenses, as compared to 33.2% in 2015 and 40.2% in 2014. We currently enter into short-term arrangements to partially hedge against increases in oil prices and foreign exchange fluctuations.

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

Our maintenance, material and repair expenses consist of light (line) and scheduled heavy (structural) maintenance of our aircraft. Line maintenance and repair expenses are charged to operating expenses as incurred. Structural maintenance for aircraft leased under finance leases is capitalized and amortized over the life of the maintenance cycle. Since the average age of our operating fleet was 8.0 years for 121 Boeing 737-700/800 aircraft at December 31, 2016, and most of the parts on our aircraft are under multi-year warranties, our aircraft have required a low level of maintenance and therefore we have incurred low maintenance expenses. Our aircraft are covered by warranties that have an average term of 48 months for products and parts and 12 years for structural components. Thus, with regard to the accounting for aircraft maintenance and repair costs, our current and past results of operations may not be indicative of future results. Our Aircraft Maintenance Center in Confins, in the State of Minas Gerais, is certificated for the maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s. We currently use this facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We believe that we have an advantage compared to industry peers in maintenance, materials and repairs expenses due to our in-house maintenance. We believe that this advantage will continue in the foreseeable future.

Our sales and marketing expenses include commissions paid to travel agents, fees paid for our own and third-party reservation systems and agents, fees paid to credit card companies and advertising. Our distribution costs are lower than those of other airlines in Brazil on a per available seat kilometer (ASK) basis because a higher proportion of our customers purchase tickets from us directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. We generated 79.8% of our consolidated sales through our website and API systems in 2016 and 80.7% in 2015, including internet sales through travel agents. For these reasons, we believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will continue in the foreseeable future.

Salaries paid to our employees include annual cost of living adjustments and provisions made for our profit sharing plan.

Aircraft, traffic and mileage servicing expenses include ground handling and the cost of airport facilities.

Other operating expenses consist of general and administrative expenses, purchased services, equipment rentals, passenger refreshments, communication costs, supplies, professional fees and gains or losses from early return of aircraft on finance leases.

Operating Segments

We have two operating segments:

•         flight transportation; and

•         Smiles loyalty program.

Our two segments have a number of transactions between each other, as the vast majority of miles redeemed are exchanged for tickets in flights operated by GLA. The most relevant aspects of intra-group transactions in this regard are:

Net revenue: a significant portion of the miles redeemed revenue is eliminated when we consolidate GLA and Smiles, as they relate to tickets purchased by Smiles from GLA and revenue is ultimately recognized as passenger transportation in our flight transportation segment.

Costs: a significant portion of redemption costs in the Smiles loyalty program segment is eliminated when we consolidate GLA and Smiles as they relate to tickets purchased by Smiles from GLA and ultimately recorded as flight transportation costs in our flight transportation segment.

Finance result: under the agreements between GLA and Smiles, Smiles makes certain advance ticket purchases at a discount. This discount is recognized as a financial expense in our flight transportation segment and as a financial income in our Smiles loyalty program segment, both of which are eliminated when we consolidate GLA and Smiles.

See “–Results of Operations– Segment Results of Operations” for more information on our operating segments.

Brazilian Economic Environment

As most of our operations are domestic, we are affected by Brazilian general economic conditions. While our growth since 2001 has been primarily driven by our expansion into new markets and increased flight frequencies, we have also been affected by macroeconomic conditions in Brazil. We believe the rate of growth in Brazil is important in determining our growth and our results of operations. Our revenue passenger kilometer in the domestic market fell by 5.5% in 2016 against an increase of 0.5% in 2015 and an increase of 8.0% in 2014. This decrease was primarily due to the capacity reduction following Brazil’s recent economic slowdown. Compared to 2015, our passenger revenue per available seat kilometer (PRASK) increased by 8.5%, due to a combination of an 8.0% yield increase and a 0.3 percentage point increase in load factor.

We are materially affected by currency fluctuations. The vast majority of our revenues are denominated in reais while a significant part of our operating expenses are either payable in or affected by the U.S. dollar, such as our aircraft operating lease payments, related maintenance reserves and deposits, and jet fuel expenses. In 2016, 47.2% of our operating expenses (including aircraft fuel) were denominated in, or linked to, U.S. dollars and therefore varied with the real/U.S. dollar exchange rate within the year. We believe that our foreign exchange and fuel hedging programs partially protect us against short-term swings in the real/U.S. dollar exchange rate and jet fuel prices. See “Item 3. Risk Factors— Risks Relating to Us and the Brazilian Airline Industry.”

Inflation has also affected us and will likely continue to do so. In 2016, 53.3% of our operating expenses (excluding aircraft fuel, operating leases and maintenance) were denominated in reais, and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation.

The following table shows data for real GDP growth (contraction), inflation, interest rates, the U.S. dollar exchange rate and crude oil prices for and as of the periods indicated.

	December 31,
	2014	2015	2016
Real growth (contraction) in gross domestic product	0.1%	(3.8)%	(3.6)%
Inflation (IGP-M)(1)	3.7%	10.5%	7.2%
Inflation (IPCA)(2)	6.4%	10.7%	6.3%
CDI rate(3)	11.6%	14.1%	13.6%
LIBOR rate(4)	0.3%	0.6%	1.0%
Depreciation of the real vs. U.S. dollar	9.1%	41.6%	(16.5)%
Period-end exchange rate—US$1.00	R$ 2.656	R$ 3.905	R$3.259
Average exchange rate—US$1.00(5)	R$ 2.353	R$ 3.338	R$3.472
Period-end West Texas intermediate crude (per barrel)	US$53.27	US$37.04	US$53.77
Period-end Increase (decrease) in West Texas intermediate crude (per barrel)	(45.9)%	(30.5)%	45.2%
Average period West Texas Intermediate crude (per barrel)	US$93.04	US$48.80	US$43.31
Average period increase (decrease) in West Texas Intermediate crude (per barrel)	(4.7)%	(44.0)%	(11.3)%

_________

Sources: Fundação Getúlio Vargas, the Central Bank and Bloomberg

(1)   Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.

(2)   Inflation (IPCA) is a broad consumer price index measured by IBGE.

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

We evaluate annually whether there is any indicator that our property, plant and equipment may be impaired. Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset(s), a significant change in the long-lived asset(s) physical condition and operating or cash flow losses associated with the use of our long-lived asset(s). As of December 31, 2016 and 2015, we have recorded an impairment on property, plant and equipment of R$30.7 million and R$28.9 million, respectively, mainly related to replacement and spare parts. In 2016, we evaluated the impairment of our aircraft and no impairment or write-off was required to be recorded.

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

Goodwill and Intangible Assets. We have allocated goodwill and intangible assets with indefinite lives acquired through business combinations, for the purposes of impairment testing, to the cash-generating units, the operating subsidiaries GLA and Smiles, since segregation of their operations. Goodwill is tested for impairment annually by comparing the carrying amount to the recoverable amount of the cash-generating unit, that has been measured on the basis of its value-in-use, by applying cash flow projections in the functional currency based on our approved business plan covering a five-year period followed by the long-term growth rate of 3.5%. The pre-tax discount rate applied to the cash flow projections was 23.92% for GLA’s cash-generating unit and 14.51% for the Smiles’ cash-generating unit, at December 31, 2016. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in our impairment evaluations are consistent with internal projections and operating plans. Airport operating rights acquired as part of the acquisition of Varig and Webjet were capitalized at fair value at that date and are not amortized. Those rights are considered to have an indefinite useful life due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The carrying values of the airport operating rights are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. Costs related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis. The carrying value of these intangibles is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. We assess at each balance sheet date whether intangibles with indefinite useful lives are impaired using discounted cash flow analyses. In 2016, no impairment or write-off was recognized for intangible assets. We believe none of our cash-generating units was at risk of having its value in use being less than its carrying value at the date of your most recent impairment analysis.

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

In addition, certain of our lease agreements do not require maintenance deposits; instead letters of credit are issued on behalf of the lessor, which can be claimed if the aircraft maintenance does not occur as established in the review schedule. As of December 31, 2016, no letters of credit had been executed.

Our initial estimates of the maintenance expenses regarding the leases are equal to or in excess of the amounts required to be deposited. This demonstrates it is probable the amounts will be utilized for the maintenance for which they are to be deposited and the likelihood of an impairment of the balance is remote. There has been no impairment of our maintenance deposits.

A summary of activity in the Aircraft and Engine Maintenance Deposits is as follows:

	2015	2016
	(in millions of reais)
Beginning of year	343.7	261.1
Amounts paid in	37.2	291.8
Reimbursement and expense incurred	(252.1)	(240.2)
Exchange variation	132.3	64.9
End of year	261.1	247.8

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

Our policy is to cancel miles outstanding in the accounts of customers. Miles accrued through Smiles last from three to six years, depending on the member’s status. For regular Smiles members, Gold Smiles members and Diamond Smiles members, miles expire every three, four and five years, respectively. Smiles Club members receive an additional year at their miles’ expiration date on miles accumulated via Smiles Club membership only. The associated value for mileage credits estimated to be cancelled is recognized as revenue. We calculate the expiration estimate and non-use based on historical data. Future opportunities can significantly alter customer profile and the historical patterns. Such changes may result in material changes to the deferred revenue balance, as well as revenues recognized from that program.

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

As of December 31, 2016, we had R$5.0 billion of tax loss carryforwards and negative basis of social contribution mainly from GLA and Webjet, which we acquired in 2011. Under Brazilian tax laws we may only use our tax loss carryforwards to offset taxes payable up to 30% of the taxable income for each year. Thus, despite having a balance of tax loss carryforwards, we will have to pay income taxes on any taxable income in excess of this 30% compensation limit.

As a result of a history of net losses, fluctuations of the U.S. dollar exchange rate, and the instability of the political and economic environment in Brazil, we reassessed the recognition of tax credits on net operating losses carryforward and other temporary differences, and Gol and GLA have not recognized R$52.2 million and R$1,350.4 million, respectively, of deferred tax assets from net operating losses carryforward and GLA also limited the recognition of tax credits on other temporary differences based on the expected realization of the deferred tax liabilities. Additionally, GLA has not recognized the net amount of R$538.7 million of deferred tax assets, and Webjet has not recognized tax credits of R$294.9 million.

Results of Operations

Consolidated Results of Operations

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Demand in the Brazilian airline market, as measured in revenue passenger kilometers (RPK), decreased by 5.5% in 2016 as compared to 2015, while capacity in Brazil, as measured by available seat kilometers (ASK), decreased by 5.4% in the same period. These figures reflect the capacity rationalization that have been in place in the Brazilian market since 2014.

During the course of 2015 and 2016, we concentrated on tailoring our operations to the current economic environment, becoming a more efficient airline by adjusting domestic capacity and focusing on established, profitable routes. Effective May 1, 2016 we implemented a new, fully updated, route network to take into account our fleet reduction. The route network update resulted in reductions of 6.9% in ASK, 6.5% in RPK and 17.2% in takeoffs in 2016 when compared to 2015.

In 2016, as compared to 2015, our passenger revenue per available seat kilometer (PRASK) increased by 8.5%, reflecting a 20.1% increase in average ticket prices partially offset by an 11.8% increase in average stage length.

In 2016, our domestic seat supply decreased 5.4% as compared to 2015, while domestic demand decreased by 5.5%, leading to a domestic load factor of 77.9%, 0.1 percentage points lower than in 2015. Also in 2016, our international market demand and capacity decreased by 13.6% and 17.0%, respectively, leading to an international load factor of 74.6%, 2.9 percentage points higher than in 2015.

The table below presents certain data from our results of operations for the periods indicated:

	Year Ended December 31,
	2015	2016
	(in millions of reais)
Operating revenue
Passenger	8,583.4	8,671.4
Cargo and other	1,194.6	1,195.9
Total operating revenue	9,778.0	9,867.3
Operating expenses
Salaries	(1,580.5)	(1,656.8)
Aircraft fuel	(3,301.4)	(2,695.4)
Aircraft rent	(1,100.1)	(996.9)
Sales and marketing	(617.4)	(556.0)
Landing fees	(681.4)	(687.4)
Aircraft, traffic and mileage servicing	(1,019.8)	(1,068.2)
Maintenance, materials and repairs	(603.9)	(593.1)
Depreciation and amortization	(419.7)	(447.7)
Other operating expenses	(633.6)	(468.1)
Total operating expenses	(9,957.8)	(9,169.5)
Equity results	(3.9)	(1.3)
Income (loss) before financial (expense), net and income taxes	(183.8)	696.5
Financial income (expense), net	(3,263.3)	664.9
Income (loss) before income taxes	(3,447.1)	1,361.4
Income taxes	(844.1)	(259.1)
Net income (loss)	(4,291.2)	1,102.4

Operating Revenue

Operating revenue increased by 0.9%, from R$9,778.0 million in 2015 to R$9,867.3 million in 2016. On a unit basis, operating revenue per available seat kilometer (RASK) increased by 8.3%, from R$19.7 cents in 2015 to R$21.3 cents in 2016. This was primarily due to capacity adjustment, new network profile and focus on more profitable routes, as discussed above.

The table below presents a breakdown of our operating revenue for the periods indicated:

	Year Ended December 31,
	2015	2016	Change %
	(in millions of reais, except percentages)
Operating revenue	9,778.0	9,867.3	0.9%
Passenger	8,583.4	8,671.4	1.0%
Cargo and other	1,194.6	1,195.9	0.1%

Operating Expenses

 Operating expenses decreased by 7.9%, from R$9,957.8 million in 2015 to R$9,169.5 million in 2016, as discussed below.

The following table sets forth our total operating expenses for the periods indicated:

	Year Ended December 31,
	2015	2016	Change %
	(in millions of reais, except percentages)
Salaries	(1,580.5)	(1,656.8)	4.8%
Aircraft fuel	(3,301.4)	(2,695.4)	(18.4)%
Aircraft rent	(1,100.1)	(996.9)	(9.4)%
Sales and marketing	(617.4)	(556.0)	(9.9)%
Landing fees	(681.4)	(687.4)	0.9%
Aircraft, traffic and mileage servicing	(1,019.8)	(1,068.2)	4.7%
Maintenance, materials and repairs	(603.9)	(593.1)	(1.8)%
Depreciation and amortization	(419.7)	(447.7)	6.7%
Other operating expenses	(633.6)	(468.1)	(26.1)%
Total operating expenses	(9,957.8)	(9,169.5)	(7.9)%

On a per unit basis, our operating expense per available seat kilometer (CASK) decreased by 1.1%, from R$20.02 cents in 2015 to R$19.79 cents in 2016, mainly due to a decrease in average fuel prices of 8.7%, partially offset by the decrease in ASK.

The following table sets forth certain of our CASK components for the periods indicated:

	Year Ended December 31,
Operating Expenses per Available Seat Kilometer	2015	2016	Change %
	(in cents of reais, except percentages)
Salaries	(3.18)	(3.58)	12.5%
Aircraft fuel	(6.64)	(5.82)	(12.3)%
Aircraft rent	(2.21)	(2.15)	(2.7)%
Sales and marketing	(1.24)	(1.20)	(3.3)%
Landing fees	(1.37)	(1.48)	8.3%
Aircraft, traffic and mileage servicing	(2.05)	(2.31)	12.5%
Maintenance, materials and repairs	(1.21)	(1.28)	5.4%
Depreciation and amortization	(0.84)	(0.97)	14.5%
Other operating expenses	(1.27)	(1.01)	(20.7)%
Operating expenses per available seat kilometer (CASK)	(20.02)	(19.79)	(1.1)%
CASK excluding fuel expenses	(13.38)	(13.97)	4.4%

Aircraft fuel expenses decreased by 18.4%, from R$3,301.4 million in 2015 to R$2,695.4 million in 2016, largely due to  the reduction of fuel prices of 8.7% year over year and the lowest fuel consumption in liters at 10.3%. Due to the decrease in ASK, aircraft fuel expenses per available seat kilometer decreased by 12.3%.

Salaries increased by 4.8%, from R$1,580.5 million in 2015 to R$1,656.8 million in 2016, mainly due to an 11.0% increase in employee wages from the new collective bargaining agreement and increase in variable crew compensation from an increase in flight hours per crew member, partially offset by a 7.4% reduction in the workforce. Due to the decrease in ASK, salaries expenses per available seat kilometer increased by 12.5%.

Aircraft rent decreased by 9.4%, from R$1,100.1 million in 2015 to R$996.9 million in 2016, due to the decrease in number of aircraft in our fleet, partially offset by the average depreciation of the real against the U.S. dollar of 4.7% and the costs associated with the time lag between removing an aircraft from operation until its actual return. Due to the decrease in ASK, aircraft rent expenses per available seat kilometer decreased by 2.7%.

Sales and marketing expenses decreased by 9.9%, from R$617.4 million in 2015 to R$556.0 million in 2016, mainly due to the decrease in losses from direct sales and accounts receivables. Due to the decrease in ASK, sales and marketing expenses per available seat kilometer decreased by 3.3%.

Landing fees increased by 0.9%, from R$681.4 million in 2015 to R$687.4 million in 2016. This increase was largely due to increases in airport fees - landing fee and navigation support, partially offset by a 17.2% decrease in takeoffs. Due to the decrease in ASK, landing fees expenses per available seat kilometer increased by 8.3%.

Aircraft, traffic and mileage servicing expenses increased by 4.7%, from R$1,019.8 million in 2015 to R$1,068.2 million in 2016, mainly due to IT services in the domestic and international bases and an increase in the number of Smiles redemption tickets purchased from partner airlines, which are paid by us upon ticket issuance and that will be recorded as revenue when the passengers fly. Due to the decrease in ASK, aircraft, traffic and mileage servicing expenses per available seat kilometer increased by 12.5%.

Maintenance, materials and repairs decreased by 1.8%, from R$603.9 million in 2015 to R$593.1 million in 2016, due to less engines repaired, however partially offset by costs related to the anticipated return of aircraft and higher average exchange rate of 4.7%. Due to the decrease in ASK, maintenance, materials and repairs expenses per available seat kilometer increased by 5.4%.

Depreciation and amortization expenses increased by 6.7%, from R$419.7 million in 2015 to R$447.7 million in 2016, mainly due to the reduction in the accounting life cycle of certain spare parts from 25 to 18 years, partially offset by our fleet reduction. Due to the decrease in ASK, depreciation and amortization per available seat kilometer increased by 14.5%.

Other operating expenses (mainly crew travel and accommodation expenses, direct passenger expenses, equipment leasing and general and administrative expenses) decreased by 26.1%, from R$633.6 million in 2015 to R$468.1 million in 2016, mainly due to a gain of R$233.5 million from sale-leaseback transactions. This decrease was mainly due to the adjustment of Company’s capacity and consequent lower number of accommodation for the crew members and interrupted flights. Due to the decrease in ASK, other operating expenses per available seat kilometer decreased by 20.7%.

Financial Income (Expense), Net

In 2016 we had net financial income of R$664.9 million, compared to net financial expenses of R$3,263.3 million in 2015, primarily as a result of the period-end appreciation of the real against the U.S. dollar of 16.5% in 2016 as compared to a 47.0% depreciation in 2015.

	Year Ended December 31,
	2015	2016	Change %
	(in millions of reais)
Interest on short and long-term debt	(885.9)	(787.7)	(11.1)%
Exchange rate variation, net	(2,267.0)	1,367.9	n.m.
Derivative results, net	50.2	(156.8)	n.m.
Income from short-term investments	178.1	152.7	(14.3)%
Other financial (expenses) income	(338.7)	88.8	n.m.
Financial income (expense), net	(3,263.3)	664.9	n.m.

Interest on short and long-term debt decreased by 11.1% from 2015 to 2016 principally due to lower debt levels and lower number of aircraft under financial leases, partially offset by the average depreciation of the real against the U.S. dollar of 4.7%.

Exchange rate variation was an income of R$1,367.9 million in 2016, compared to an expense of R$2,267.0 million in 2015, mainly due to the period-end appreciation of the real against the U.S. dollar.

In 2016, we recognized a derivative loss of R$156.8 million compared to gain of R$50.2 million in 2015, mainly as a result of losses on our interest rate derivatives in 2016.

Income from short-term investments decreased by 14.3% from R$178.1 million in 2015 to R$152.7 million in 2016, explained by our lower cash position.

Other financial income totaled R$88.8 million in 2016, compared to an expense of R$338.7 million in 2015, mainly due to the gain of R$286.8 million from the exchange offer of our senior notes.

Income Taxes

Income taxes expenses totaled R$259.1 million in 2016, compared to R$844.1 million in 2015, mainly impacted by the write-off of deferred tax credits from net operating losses carry forward in 2015 and increase in income taxes expenses from Smiles.

Net Income (Loss)

As a result of the foregoing, we had a net income of R$1,102.4 million in 2016 as compared to a net loss of R$4,291.2 million in 2015.

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

In 2015, our domestic seat supply remained stable, increasing 0.2% as compared to 2014, while domestic demand increased by 0.5%, leading to a load factor of 77.2%, 0.3 percentage points higher than in 2014. Also in 2015, our international market demand and capacity increased by 3.6% and 2.7%, respectively, as compared to 2014, as a result of several new flights and routes established during 2014, however in the last months of 2015 we suspended several destinations, such as Caracas (Venezuela), Miami and Orlando (U.S.) and Aruba (Caribbean), due to the devaluation of the real against the US dollar, which impacted tourism from Brazil to these destinations.

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

Cargo and other revenue (flight booking, excess baggage, on board sales, etc.), or ancillary revenue, which accounted for 12.2% of our operating revenue in 2015, increased by 17.1%, from R$1,020.4 million in 2014 to R$1,194.6 million in 2015. This increase was primarily due to revenues generated by the “GOL+Conforto” product in the domestic market and was also a reflection of our increased focus on cargo services.

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

The following table sets forth certain of our CASK components for the periods indicated:

	Year Ended December 31,
Operating Expenses per Available Seat Kilometer	2014	2015	Change %
	(in cents of reais, except percentages)
Salaries	(2.78)	(3.18)	14.5%
Aircraft fuel	(7.76)	(6.64)	(14.5)%
Aircraft rent	(1.71)	(2.21)	29.6%
Sales and marketing	(1.35)	(1.24)	(7.9)%
Landing fees	(1.24)	(1.37)	10.6%
Aircraft, traffic and mileage servicing	(1.51)	(2.05)	35.8%
Maintenance, materials and repairs	(1.03)	(1.21)	17.6%
Depreciation and amortization	(0.94)	(0.84)	(9.8)%
Other operating expenses	(1.00)	(1.27)	27.3%
Operating expenses per available seat kilometer (CASK).................	(19.31)	(20.02)	3.7%
CASK excluding fuel expenses	(11.55)	(13.38)	15.8%

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

Other operating expenses (mainly crew travel and accommodation expenses, direct passenger expenses, equipment leasing and general and administrative expenses) increased by 27.9%, from R$495.5 million in 2014 to R$633.6 million in 2015. This increase was mainly due to reduced revenues from sale leaseback operations; and, to a lesser extent, to (i) higher expenses with travel and accommodation (ii) increased expenses with on-board service. In per available seat kilometer terms, other operating expenses increased by 27.3%, due to the reasons discussed above in light of our stable total supply of available seat kilometer, which increased by 0.5%.

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

	Year Ended December 31,
	2014	2015	Change %
	(in millions of reais)
Interest on short and long-term debt	(592.4)	(885.9)	49.5%
Exchange rate variation, net	(436.2)	(2,267.0)	419.7%
Derivative net results	(459.2)	50.2	N/A
Income from short-term investments	148.6	178.1	19.9%
Other financial expenses	(118.4)	(338.7)	186.1%
Financial expense, net	(1,457.6)	(3,263.3)	123.9%

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

In 2015, we recognized a derivative gain of R$50.2 million compared to loss of R$459.2 million in 2014, as a result of a R$102.7 million gain in foreign exchange hedge transactions due to the depreciation of the real, which was partially offset by (i) R$30.0 million losses in fuel hedge transactions and (ii) R$22.6 million losses in interest rate swap transactions.

Income from short-term investments increased by 19.9% from 2014 to 2015. The variation is explained by our strategy to keep a portion of our cash in U.S. dollars, in order to mitigate the impact of exchange rate variations on our financial liabilities and create a natural hedge for the expenses in foreign currency.

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

Segment Results of Operations

We have two operating segments:

•         Flight transportation; and

•         Smiles loyalty program.

The segment information below is presented in the format of the statements of operations that are presented in our statutory financial statements that are filed with the CVM in Brazil, which is different from the format of our consolidated statements of operations included in this annual report. This is the form of statements of operations that is presented to our chief operating decision maker, or CODM. Our CODM does not use gross profit as the profit/loss measure for purposes of making decisions about allocating resources to the segment and assessing its performance, but rather uses net income (loss) for this purpose. For more information on our segments, see note 24 to our consolidated financial statements included elsewhere herein.

Flight Transportation Segment Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Operating revenue

Passenger revenue increased by R$46.0 million, or 0.6%, from R$8,294.5 million in 2015 to R$8,340.5 million in 2016. This was primarily due to capacity adjustment, new network profile and focus on more profitable routes, as discussed above.

Cargo and other revenue decreased by R$212.8 million, or 22.6%, from R$941.9 million in 2015 to R$729.1 million in 2016.

Operating costs and expenses

Operating costs and expenses decreased by R$837.0 million, or 8.5%, from R$9,797.4 million in 2015 to R$8,960.4 million in 2016, primarily due to the reasons discussed above.

Financial income, net

Our net financial results changed by R$3,848.1 million, from a net financial expense of R$3,402.0 million in 2015 to a net financial income of R$446.1 million in 2016, mainly as a result of gains from the net exchange variation as discussed above.

Income taxes

Income taxes expenses changed by R$684.3 million from a R$677.2 million expense in 2015 to an income of R$7.1 million in 2016, mainly impacted by the losses at GLA, partially offset by the income from the anticipated return of aircraft under finance leasing and gains with the debt exchange offer transaction.

Net income (loss)

As a result of the foregoing, our flight transportation segment had a net income of R$849.6 million in 2016 as compared to a net loss of R$4,460.9 million in 2015.

Smiles Loyalty Program Segment Year December 31, 2016 Compared to Year December 31, 2015

In 2016, Smiles’ members accumulated 53.6 billion miles, an increase of 2.3% over 2015. The increase is related to greater accrual of non-air miles which were 4.2% higher year-on-year partially offsetting the 9.4% decrease in accrual with Gol.

In 2016, 43.5 billion miles were redeemed, an increase of 11.0% when compared to 2015, mainly due to strong performance by non-air redemptions. The burn/earn ratio reached 81.2%. This is the ratio between the number of miles redeemed and accumulated.

Operating revenue

Smiles’ operating revenue are mainly derived from redemptions, which are recognized when customers exchange their miles for flight tickets, goods or services from Smiles’ airline and commercial partners. Operating revenue also includes breakage and miles that expired without being used.

The following table sets forth Smiles’ operating revenue for the periods indicated:

	Year Ended December 31,
	2015	2016	Change %
	(in millions of reais, except percentages)
Miles redemption revenue	823.4	1,064.0	29.2%
Money revenue (Smiles & Money)	349.0	379.3	8.7%
Breakage revenue	150.9	245.3	62.6%
Other revenue	20.9	18.2	(12.9)%
Taxes on revenue	(124.6)	(158.6)	27.3%
Total operating revenue	1,219.5	1,548.1	26.9%

Miles redemption revenue increased 29.2%, from R$823.4 million in 2015 to R$1,064.0 million in 2016. This increase resulted from greater share of new miles in the total mix of miles redeemed in the program (from 91.9% in 2015 to 98.9% in 2016).

Smiles and money revenue increased 8.7% from R$349.0 million in 2015 to R$379.3 million in 2016, mainly due to a greater number of Smiles & Money redemptions that were made available to customers through the course of 2016.

Breakage revenue, derived from the expected expiration of miles and miles expired, increased 62.6% from R$150.9 million in 2015 to R$245.3 million in 2016, as a result of increase in miles actually expired.

Other revenue decreased 12.9% from R$20.9 million in 2015 to R$18.2 million due to lower commissions from co-branded credit cards in 2016.

Operating costs and expenses

Operating costs and expenses increased by 17.5%, from R$803.7 million in 2015 to R$944.5 million in 2016, mainly due to the increase in redemptions costs, which increased 17.2% from R$676.5 million in 2015 to R$792.9 million in 2016, as a consequence of the R$96.9 million increase in ticket acquisition expenses and the R$10.8 million increase in marketing expenses.

Net financial income

Our net financial income increased by 57.5%, from R$138.7 million in 2015 to R$218.4 million in 2016, primarily as a result of higher average cash balance, higher CDI rate and income on advances for ticket purchases from GLA.

Income taxes

Income taxes expenses increased 51.8% from R$178.7 million in 2015 to R$271.2 million in 2016 mainly due to a 49.4% increase in profit before income taxes.

Net income

As a result of the foregoing, our Smiles loyalty program segment had a net income of R$548.3 million in 2016 as compared to R$369.9 million in 2015, representing an increase of 48.2%, or R$178.4 million.

Flight Transportation Segment Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Operating revenue

Passenger revenue decreased by R$554.2 million, or 6.3%, from R$8,848.7 million in 2014 to R$8,294.5 million in 2015. This was primarily due to the lower number of passenger transported, as discussed above.

Cargo and other revenue increased by R$2.1 million, or 0.2%, from R$939.8 million in 2014 to R$941.9 million in 2015. This increase was primarily due to revenues generated by the “GOL+Conforto” product in the domestic market and also a reflection of more focus on the cargo business.

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

B.      Liquidity and Capital Resources

Cash Flow Analysis

Operating Activities. In 2016, we had net cash used in operating activities of R$21.1 million, compared to net cash used in operating activities in 2015 of R$599.5 million and net cash generated by operating activities of R$1,129.2 million in 2014.

In 2016, net cash used in operating activities was positively impacted by the exchange rate variation due to the period-end appreciation of the real against the U.S. dollar of 16.5% and the decrease in the costs as a result of higher yields of 8.0% and decrease in fuel costs of 18.4%.

In 2015, net cash used in operating activities was negatively impacted by the exchange rate variation due to the Real depreciation of 47.0% and the decrease in the revenues and increase in the costs as a result of the slowdown in the macroeconomic activity.

In 2014, net cash generated by operating activities was positively impacted principally by utilization of short-term investments in our working capital, and, to a lesser extent, our improved operating results.

Investing Activities. In 2016 we had net cash generated by investing activities of R$592.1 million, mainly as a result of the returns of deposits related to the postponement of new aircraft arrivals, compared to net cash used in investing activities of R$1,259.2 million and R$431.6 million in 2015 and 2014, respectively. We also had a decrease in restricted cash in 2016 from R$735.4 million at December 31, 2015 to R$168.8 million at December 31, 2016.

Financing Activities. In 2016 and 2014, we had net cash used in financing activities of R$1,062.8 million and R$309.6 million, respectively, compared to net cash generated by financing activities of R$750.2 million in 2015.

In 2016, net cash used in financing activities was R$1,062.8 million, mainly due to payments of debt of R$520.5 million, payments of financial leases of R$342.8 million and payment of dividends to non-controlling shareholders of Smiles of R$163.1 million.

In 2015, net cash generated by financing activities was R$750.2 million mainly due to (i) the capital increase in the amount of R$461.3 million by our Controlling shareholder and Delta and (ii) issuance of new debt of R$2,468.5 million, which was partially offset by payments of debt of R$1,632.0 million and payments of financial leases of R$409.5 million.

In 2014, net cash used in financing activities was mainly due to (i) the capital decrease by Smiles in the amount of R$456.1 million paid to its minority shareholders and (ii) R$255.9 million in payments of finance leases, which was partially offset by the issuance of debt, net of repayments, of R$355.2 million.

Liquidity

In managing our liquidity, we take into account our cash and cash equivalents, short-term investments and short and long-term restricted cash, as well as, our accounts receivable balances. Our accounts receivable balance is affected by the payment terms of our credit card receivables. Our customers can purchase seats on our flights using a credit card and pay in installments, typically creating a one, or two month lag between the time that we pay our suppliers and expenses and the time that we receive payment for our services. When necessary, we obtain working capital loans, which can be secured by our receivables, to finance the sale-to-cash collection cycle.

Our cash position (includes restricted cash and accounts receivables) as of December 31, 2016 was equivalent to 19.5% of our trailing 12 months’ operating revenue. We are also committed to having no significant financial debt maturities (excluding finance leases) coming due within any two-year horizon.

The following table sets forth certain key liquidity data at the dates indicated:

	At December 31,
	2015	2016
	(in millions of reais)
Real denominated	1,733.0	1,268.8
Cash and cash equivalents, short-term investments and short and long-term restricted cash	1,327.5	613.4
Short-term receivables	405.5	655.4
Foreign exchange denominated	1,029.1	653.6
Cash and cash equivalents and short-term investments	972.0	548.8
Short-term receivables	57.1	104.8
Total	2,762.1	1,922.4

As of December 31, 2016, we did not have any amounts deposited with Boeing as advances for aircraft acquisitions, compared to R$555.5 million as of December 31, 2015. The 2015 amount is not reflected in the table above.

As of December 31, 2016, cash and cash equivalents, short-term investments and short and long-term restricted cash totaled R$1,162.2 million, consisting of R$562.2 million in cash and cash equivalents, R$431.2 million in short-term investments and R$168.8 million in restricted cash.

Indebtedness

The following table sets forth our loans and financings at December 31, 2016 and 2015:

	At December 31,
	2015	2016
	(in millions of reais)
Loans and financing	5,463.3	4,090.1
Aircraft finance lease	2,994.1	1,718.0
Interest accrued	148.5	142.7
Perpetual bonds	699.0	428.4
Total loans and financing	9,304.9	6,379.2

As of December 31, 2016, our total debt was R$6,379.2 million, 31.4% lower year on year, with an average term of 3.5 years (excluding aircraft financial leasing and perpetual notes) and an average interest rate of 17.98% for obligations in local currency and of 7.51% for U.S. dollar-denominated obligations. Our loans and financing were positively affected by the period end appreciation of the real against the U.S. dollar of 16.5% between 2015 and 2016.

Loans and Financing

The following tables sets forth our short-term and long-term loans as of December 31, 2015 and 2016:

	At December 31,
	2015	2016
Short-Term Debt	(in millions of reais)
Local currency	299.9	54.7
Safra	33.6	9.7
Safra - Working capital	116.0	-
BNDES- loan	3.1	-
Debentures VI	125.2	-
Interest	22.0	45.0
Foreign currency (U.S. Dollars)	1,096.7	780.6
JP Morgan	72.1	42.3
Engine facility (Cacib)	20.9	16.9
FINIMP(1)	389.3	174.4
Senior Notes	-	182.4
Finance lease	487.9	266.9
Interest	126.5	97.7
Total Short-Term Debt	1,396.6	835.3

Long-Term Debt
Local Currency	977.0	1,010.1
BNDES loan(3)	1.8	-
Safra	49.6	4.9
Debentures VI	925.6	1,005.2
Foreign currency (U.S. Dollars)	6,931.3	4,533.8
JP Morgan	64.7	11.1
Senior Notes	2,319.9	1,542.0
Term Loan	1,128.8	944.2
Engine facility (Cacib)	212.8	156.9
Perpetual bonds	699.0	428.4
Finance lease	2,506.2	1,451.1
Total long-term debt	7,908.3	5,543.9
Total loans and financing	9,304.9	6,379.2

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

Aircraft Finance Leases

The following table sets forth our aircraft finance lease as of December 31, 2015 and 2016:

	As of December 31,
	2015	2016
	(in millions of reais)
Short-Term Debt (Foreign Currency - U.S. Dollars)
Finance lease	487.9	266.9
Long-Term Debt (Foreign Currency - U.S. Dollars)
Finance lease	2,506.2	1,451.1
Total Aircraft Finance Lease	2,994.1	1,718.0

On December 31, 2016, aircraft finance lease totaled R$1,718.0 million, including aircraft finance lease paid in monthly installments with funds generated from our operations. Financial expenses related thereto are booked as financial expenses in the statement of operations.

Total short-term debt at December 31, 2016 totaled R$835.3 million consisting of aircraft finance lease of R$266.9 million, interest of R$142.7 million and loans of R$425.7 million. Long-term debt totaled R$5,543.9 million, consisting of aircraft finance leases of R$1,451.1 million, perpetual bonds of R$428.4 million and loans of R$3,664.4 million.

The following table sets forth the maturities and interest rates of our indebtedness at December 31, 2016:

	Maturity	Interest p.a.	Currency
Senior Notes 2017(1)	04/2017	7.60%	U.S. dollar
Finimp	10/2017	4.57%	U.S. dollar
J.P. Morgan (IV)	03/2018	1.09%	U.S. dollar
Safra	05/2018	128.0% of CDI	Real
Senior Notes 2018	12/2018	9.71%	U.S. dollar
Debentures VI	09/2019	132.0% of CDI	Real
Senior Notes 2020	07/2020	9.64%	U.S. dollar
Term Loan	08/2020	6.70%	U.S. dollar
Engine Facility	06/2021	Libor 3M + 2.25%	U.S. dollar
Senior Notes 2021	07/2021	9.87%	U.S. dollar
Senior Notes 2022	01/2022	11.30%	U.S. dollar
Senior Notes 2023	02/2023	9.24%	U.S. dollar
Senior Notes 2028	12/2028	9.84%	U.S. dollar
Perpetual Bonds	n/a	8.75%	U.S. dollar

                    (1) Repaid at maturity in April 2017.

The following table sets forth our payment schedule, in millions of reais, for our long term loans and financings (excluding aircraft financings):

	2018	2019	2020	Thereafter	Without maturity	Total
Real Denominated	404.9	605.2	-	-	-	1,010.1
Safra	4.9	-	-	-	-	4.9
Debentures VI	400.0	605.2	-	-	-	1,005.2
U.S. Dollar Denominated	71.2	17.1	1,329.3	1,236.7	428.4	3,082.7
J.P. Morgan	11.1	-	-	-	-	11.1
Engine Facility	17.1	17.1	17.1	105.7	-	156.9
Senior Notes 2018	43.1	-	-	-	-	43.1
Senior Notes 2020	-	-	368.0	-	-	368.0
Senior Notes 2021	-	-	-	120.6	-	120.6
Senior Notes 2022	-	-	-	889.6		889.6
Senior Notes 2023	-	-	-	68.1		68.1
Senior Notes 2028	-	-	-	52.7	-	52.7
Perpetual Bonds	-	-	-	-	428.4	428.4
Term Loan	-	-	944.2	-	-	944.2
Total*	476.1	622.3	1,329.3	1,236.7	428.4	4,092.8

___________________

* excludes interest and finance leases.

For further information on our indebtedness, see note 16 to our consolidated financial statements included elsewhere herein.

Covenant Compliance

Our long-term financings contain customary covenants and our Debentures VI and Term Loan have restrictions that require us to comply with specific debt liquidity and interest expense coverage ratios.

On December 31, 2016, the Debentures VI and Term Loan had the following restrictive covenants: (i) net adjusted debt/EBITDAR lower than 6.35x (ii) interest coverage (ICD) of at least 1.15x. These covenants are measured every six months. As of December 31, 2016 we were in full compliance with both covenants.

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

Our plans contemplate operating 115 aircraft by the end of 2017. As of December 31, 2016, we had 120 outstanding firm purchase orders with Boeing for 737-800 MAX aircraft.

As of December 31, 2016, committed expenditures for these aircraft, based on aircraft list price and including estimated amounts for contractual price escalations and pre-delivery deposits, will start in 2018 as follows: US$548.4 million in 2018, US$895.3 million in 2019, US$1,371.9 million in 2020 and US$11,922.3 million beyond 2021. The firm aircraft orders are a significant financial commitment.

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

The standards and interpretations issued, but not yet effective to the financial statements included herein, are being evaluated by us, such as IFRS 9 – Financial Instruments, IFRS 15 – Revenue from Contracts with Customers and IFRS 16 - Leases. See note 2.3 to our financial statements included elsewhere in this annual report.

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

D.      Trend Information

We expect to continue executing our rational strategy, with a supply forecast matching GDP growth and the expected demand for seats.  We expect to reduce our non-fuel cost per available seat kilometer (CASK) as we reduce the age of our fleet, operate an even more fuel efficient fleet, benefit from cost savings associated with our aircraft maintenance facility, and improve upon our cost-efficient distribution channels.  We expect the increase in jet fuel prices will increase our fuel costs per ASK in 2017. We expect to maintain or slightly reduce capacity in 2017.

E.      Off-Balance Sheet Arrangements

None of our 96 operational aircraft recognized as operating leases is reflected on our balance sheet. At December 31, 2016, we had 34 aircraft recognized as finance leases on our balance sheet. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

F.       Tabular Disclosure of Contractual Obligations

Our main non-cancelable contractual obligations as of December 31, 2016 included the following:

	Total	2017	2018	2019	2020	2021	There-after	Without Maturity
		(in millions of reais)
Non-derivative financial instruments
Operating leases	6,246.7	857.8	839.3	889.9	873.7	746.9	2,039.1	-
Finance leases(1)	1,889.7	350.9	328.9	307.0	267.9	215.5	419.4	-
Debt	4,661.2	568.4	476.1	622.3	1,329.3	226.3	1,010.4	428.4
Total non-derivative financial instruments	12,797.5	1,777.1	1,644.3	1,819.2	2,470.9	1,188.7	3,468.9	428.4
Total finance leases interest	171.6	56.0	44.5	32.0	20.9	11.7	6.5	-
Total non-derivative financial instruments excluding total finance leases interest	12,969.1	1,833.1	1,688.8	1,851.2	2,491.8	1,200.4	3,475.4	428.4

Derivative financial instruments
Fuel derivative	-	-	-	-	-	-	-	-
Foreign exchange derivative	-	-	-	-	-	-	-	-
Interest rate swaps	89.2	89.2	-	-	-	-	-	-
Total derivative financial instruments	89.2	89.2	-	-	-	-	-	-
Aircraft commitments
Pre-delivery deposits	6,724.5	286.8	483.5	658.9	835.5	839.9	3,619.9	-
Aircraft purchase commitments	48,032.4	-	1,787.4	2,917.8	4,471.2	6,106.6	32,749.4	-
Total aircraft commitments	54,756.9	286.8	2,270.9	3,576.7	5,306.7	6,946.5	36,369.3	-
Total	67,815.2	2,209.1	3,959.7	5,427.9	7,798.5	8,146.9	39,844.8	428.4

________________

(1) Includes finance leases interest.

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

Our management and board of directors is supported and advised by a number of committees which comprise highly specialized and qualified individuals. These committees actively participate in the strategic and other key decisions of our management and we believe they add substantial value to our business. We currently have the following Committees and Sub Committees: (i) Corporate Governance and People Management Policies Committee; (ii) Financial Policy Committee; (iii) Accounting and Tax Policies and Financial Statements Sub Committee; (iv) Risk Policies Committee; (v) Alliances Committee and (vi) Audit Committee. The Audit Committee is a permanent advisory body to the Board of Directors and has the responsibilities set under CVM Rule no. 308/99, as amended. A permanent Governance Committee shall be installed if the controlling shareholder holds an economic interest in our company equal to or less than 35%.

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

Board of directors

Our board of directors is responsible for establishing our general business policies and for electing and supervising our executive officers. Our board of directors is comprised of nine members, four of whom qualify as independent based upon Brazilian Corporation Law and CVM criteria. The board of directors meets an average of 12 times per year.

There are no provisions in our by-laws restricting a director’s power to vote on a proposal, arrangement or contract in which such director is materially interested. However, under the Brazilian corporation law, a director is prohibited from voting on any matter in which such director has a conflict of interest with our company.

Additionally, under the Brazilian corporation law, shareholders of publicly traded companies, such as we are, who together hold non-voting or voting-right restricted preferred shares representing at least 10% of our total share capital for at least three months are entitled to appoint one member of our board of directors.

Under our by-laws, the members of the board of directors are elected by the holders of our common shares at the annual general meeting of shareholders. Our by-laws provide that if the controlling shareholder at any time holds an economic interest in our company equal to or less than 35% and greater than 15%, at least 40% of the directors must be independent and the preferred shareholders will have the right to elect one of the independent directors. Also, if the controlling shareholder at any time holds an economic interest in our company equal to or less than 15% and greater than 7.5%, at least 50% of the directors must be independent and the preferred shareholders will have the right to elect two of the independent directors. If the controlling shareholder at any time holds an economic interest in our company equal to or less than 7.5%, at least 60% of the directors must be independent and the preferred shareholders will have the right to elect two of the independent directors.

Members of our board of directors serve simultaneous one-year terms and may be re-elected. The term of our current directors expires on April 30, 2017. Our by-laws do not provide for a mandatory retirement age for our directors.

The following table sets forth the name, age and position of each member of our board of directors. A brief biographical description of each member of our board of directors follows the table.

Name	Age	Position
Constantino de Oliveira Junior	48	Chairman
William Charles Carroll	59	Director
Anna Luiza Constantino	27	Director
Joaquim Constantino Neto	52	Director
Ricardo Constantino	53	Director
André Jánszky*	65	Director
Antonio Kandir*	63	Director
Germán Pasquale Quiroga Vilardo*	49	Director
Francis James Leahy Meaney*	52	Director

_____________

* Denotes an independent director

Constantino de Oliveira Junior has been a member of our board of directors since we were founded in 2001 and is currently the chairman of our board of directors. He was also our chief executive officer from 2001 to 2012. Mr. de Oliveira introduced the “low-cost, low-fare” concept to the Brazilian airline industry and was named “Most Valuable Executive” by the Brazilian newspaper Valor Econômico in 2001 and 2002. He was also elected the leading executive in the logistics sector by the readers of Gazeta Mercantil, a Brazilian financial newspaper, in 2003, and in 2008, was named a “Distinguished Executive” in the air transportation category at the Latin American Aeronautics Gallery awards, sponsored by IATA. From 1994 to 2000, he served as a director of a land passenger transportation company. Mr. de Oliveira studied business administration at the Universidade do Distrito Federal and attended the Executive Program on Corporate Management for Brazil conducted by the Association for Overseas Technical Scholarships. He is also a member of our Corporate Governance and People Management Policies, Financial Policy, Risk Policies, and Alliances Committees.

William Charles Carroll was elected to our board of directors in 2016. He was nominated by Delta pursuant to the investment agreement between Volluto, our controlling shareholder, and Delta (see “Item 4. Information on the Company–B. Business Overview–Airline Business–Partnerships and Alliances–Delta Investment and Commercial Agreements”). Mr. Carroll is the senior vice president international CFO and alliances of Delta. Mr. Carroll provides financial oversight of Delta’s international investments. With more than 30 years of finance experience, Mr. Carroll has served in controller and chief financial officer roles in both domestic and international businesses, including eight years of overseas assignments in Spain and Mexico. Before joining Delta in August 2013, Mr. Carroll worked for Homedics, a global consumer products company, as well PepsiCo and Arthur Andersen & Co. Mr. Carroll holds a bachelor’s degree in accounting from Rider University in New Jersey. Additionally, he is a certified public accountant and holds a CFA charter. He is a member of our Alliances Committee.

Anna Luiza Constantino was elected to our board of directors in 2016. She is currently an associate in the credit intelligence department of Bloomberg LP. Previously, she worked in the finance departments of Kerburn Rose in New York and Lockheed Martin in Orlando. Ms. Constantino holds a degree in business administration from the University of Central Florida and has a CFA certificate, level II.

Joaquim Constantino Neto has been a member of our board of directors since March 2004. Mr. Constantino Neto has also been the chief operating officer of the Comporte group since 1994. From 1984 to 1990, he was in charge of operations of Empresas Reunidas Paulista de Transportes Ltda. Since 1990, he has served as the president of Breda Serviços, a bus transportation company. He is also a member of the Board of Directors of CMP Participações, a company that manages 2,000 buses in São Paulo and Paraná.

Ricardo Constantino has been a member of our board of directors since March 2004. Mr. Constantino has been the chief technical and maintenance officer of the Comporte group since 1994. He is also a member of the board of directors of BRVias S.A., and is a senior executive of Agrodiesel S.A.

André Jánszky was elected to our board of directors in 2016. Mr. Jánszky has decades of experience as a corporate finance and mergers and acquisitions lawyer. Until November 2016, he was the partner responsible for the Latin America practice of Milbank, Tweed, Hadley & McCloy LLP and managing partner of the firm’s São Paulo office. Mr. Jánszky is a member of our Audit, Corporate Governance and People Management Policies and Financial Policy Committees.

Antonio Kandir has been a member of our board of directors since August 2004. Mr. Kandir is an economic consultant. During the last ten years, he has served on the board of directors of several companies and managed various investments funds. Mr. Kandir is a member of the Board of Directors of AEGEA, CSU, CPFL and COIMEX. Mr. Kandir also served for two terms as a member of Brasil’s Chamber of Deputies, during which he also served as Planning and Budget Minister, Secretary of Economic Policy and President of the Privatization Council. He holds a bachelor’s degree in production engineering from the Escola Politécnica at Universidade de São Paulo and bachelor’s, master’s and doctoral degrees in economics from the Universidade Estadual de Campinas. Mr. Kandir is a member of our Audit, Corporate Governance and People Management Policies, Financial Policy and Risk Policies Committees.

Germán Pasquale Quiroga Vilardo was elected to our board of directors in 2016. He was the founder and CEO of TV1.com, CIO and CMO of Americanas.com, CIO and CMO of Cyrela Brasil Realty and founder, CEO and member of the board of directors of Pontofrio.com, Nova Pontocom, and various other e-commerce companies. He is currently vice-chairman of the board of directors of Totvs and Camara-E.net and a member of the Board of Directors of Abrarec and Fecomércio. Mr. Quiroga holds a bachelor’s degree in electronic engineering from the Instituto de Engenharia Militar and a master’s degree in digital systems from the Polytechnic School of the Universidade de São Paulo (USP).

Francis James Leahy Meaney was elected to our board of directors in 2016. Mr. Meaney has decades of experience in telecommunications, data center, business product outsourcing, management consulting, investment banking and private equity. He was the position of interim CEO of Aceco TI, a data center company invested in by Kohlberg, Kravis & Roberts. Mr. Meaney was the chief operating officer of Oi S.A., from 2011 to 2013, and founder and CEO of Contax S.A., from 2000 to 2011, which he  led from its startup until it became publicly listed in 2005 and eventually became the largest Brazilian business process outsourcing company with 107,000 employees and US$1.3 billion in revenue. Mr. Meaney also held positions at other companies, including Global Crossing, Conectel, Mars & Co. and First Boston. He is also a member of the advisory board of the Kellogg Institute for International Studies at the University of Notre Dame. Mr. Meaney holds a bachelor’s degree in economics from the University of Notre Dame, a master’s degree in business administration from the Harvard Business School and completed INSEAD’s advanced management course. Mr. Meaney is a member of our Audit Committee.

Constantino de Oliveira Junior, Joaquim Constantino Neto and Ricardo Constantino are brothers. Constantino de Oliveira Junior, Joaquim Constantino Neto and Ricardo Constantino control our major shareholder, Fundo de Investimento em Participações Volluto. Anna Constantino is the daughter of Constantino de Oliveira Junior.

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

Under our by-laws, we must have at least two and no more than seven executive officers that are elected by the board of directors for a one-year term. Any executive officer may be removed by the board of directors before the expiration of his term. The current term of all our executive officers ends in February 2018.

The following table sets forth the name, age and position of each of our executive officers. A brief biographical description of each of our executive officers follows the table.

Name	Age	Position
Paulo Sergio Kakinoff	42	President and Chief Executive Officer
Richard F. Lark, Jr	50	Executive Vice President and Chief Financial Officer
Sergio Quito	63	Vice-President and Chief Operations Officer
Eduardo José Bernardes Neto	42	Vice-President and Chief Commercial Officer
Celso Guimarães Ferrer Junior	34	Vice-President and Chief Planning Officer

Paulo Sergio Kakinoff has been our president and chief executive officer since July 2012. He served as an independent member of our Board of Directors from January 2010 to June 2012. He held the position of CEO at Audi Brazil until June 2012, having worked for the Volkswagen Group for 18 years as the Sales & Marketing Officer at Volkswagen Brasil and as the executive officer for South America at the Volkswagen Group’s head offices in Germany. Mr. Kakinoff also served as the vice president of the Brazilian Association of Importers of Motor Vehicles (ABEIVA) and was a member of the board of directors of Volkswagen Participações. He holds a bachelor’s degree in business administration from Mackenzie University, in São Paulo. Mr. Kakinoff is a member of our Corporate Governance and People Management Policies, Risk Policies, Financial Policy and, Alliances Committees.

Richard F. Lark, Jr. has been our executive vice president, chief financial officer and investor relations officer since July 2016. Mr. Lark has been with Gol for 14 years, as our CFO from 2003 to 2008 and as a member of our board of directors from 2008 to 2016. Mr. Lark is the founder and managing partner of Endurance Capital Partners, a private equity management firm (member of Anbima and ABVCAP). From 2000 to 2003, he served as chief financial officer of Americanas.com, one of the leading Brazilian e-commerce companies. Prior to joining Americanas.com, Mr. Lark was employed by the investment banking divisions of Morgan Stanley & Co., Citicorp and The First Boston Corporation. Mr. Lark served as a member of the advisory boards of the Kellogg Institute for International Studies at the University of Notre Dame, Associação Vida Jovem, and as president of the American Society of São Paulo. He holds a master’s degree in business administration degree from the UCLA Anderson School of Management and a bachelor degree in finance and business economics and philosophy from the University of Notre Dame. He is a portfolio manager registered with the CVM and ANBIMA and an associate of the Brazilian Institute of Corporate Governance (IBGC). Mr. Lark is a chairman of our Financial Policy and Risk Policies Committees.

Sérgio Quito has been our vice-president and chief operations officer since February 2016. Mr. Quito is responsible for operations, maintenance, airports and operational safety. He has over 40 years of experience in the airline industry, having worked for VARIG, Lider, VASP and Pão de Açúcar and worked with us for 11 years as a Boeing 737-800 NG pilot and in quality and operational safety, leading projects such as IOSA certification and the implementation of SGSO. Mr. Quito holds a degree in international relations from the Pontifícia Universidade Católica de São Paulo (PUC-SP), and is also an Operational Security Agent certified by the Research Centre of Aeronautical Accidents of the Brazilian Air Force. He also serves as vice chairman of the Operations and Safety Committee of IATA (Safety and Operations Committee - SFO), with a term ending in July 2017.

Eduardo José Bernardes Neto has been our vice-president and chief commercial officer since February 2015. Mr. Bernardes is responsible for sales, marketing, distribution and ancillary revenues. He has been with Gol for 16 years, having joined our commercial area as an account manager in February 2001. Mr. Bernardes coordinated the opening of several of our national and international facilities. He is also a member of the board of directors of UATP. Mr. Bernardes has a degree in business administration from Faculdade Ibero-Americana with a specialization in foreign trade.

Celso Guimarães Ferrer Junior has been with Gol for 14 years and our vice-president and chief planning officer since February 2015. Mr. Ferrer is responsible for our yield management, network planning and aeronautical asset management departments. He is also a pilot of Boeing 737-700 and Boeing 737-800 Next Generation aircraft. Mr. Ferrer has a degree in economics from the Universidade de São Paulo and in international relations from the Pontifícia Universidade Católica de São Paulo.

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

For the year ended December 31, 2016, the aggregate compensation, including cash and benefits-in-kind but excluding stock options, to the members of our board of directors and executive officers was R$11.8 million.

Stock Option Plan and Restricted Share Plan

Our stock option plan was approved by our shareholders on December 9, 2004 and amended on April 30, 2010 and October 19, 2012. On October 19, 2012 our shareholders also approved a restricted share plan. Both plans are valid for 10 years. The plans aim to encourage management and employees to contribute to our success. The plans are managed by both our Corporate Governance and People Management Policies Committee and our board of directors.

Both the stock option plan and the restricted shares awarded relate only to our preferred shares. The number of outstanding options granted and restricted shares combined may not, at any time, exceed 5% of our shares. The Corporate Governance and People Management Policies Committee establishes each year the strike price of the options to be granted, which must be equal to the average price of the preferred shares recorded in the last 60 trading sessions prior to the granting date.

The vesting period of the stock options is three years, vesting 20% in the first year, 30% in the second year and 50% in the third year. Restricted shares awarded vest after three years.

In case of termination of the option holder, with or without cause (except in case of permanent disability or death) all unexercised options granted to the participant automatically expire. Options already vested on the termination date may be exercised within 90 days, in case of termination without cause, or on the termination date, in case of termination with cause or at the beneficiary’s request.

In case of termination of the restricted share beneficiary without cause (except in case of permanent disability or death), restricted shares not yet unrestricted vest proportionally to the number of months since the award date, and, in case of termination with cause or at the beneficiary’s request, all restricted shares awarded automatically expire.

We have granted 8,326,706 stock options in the last three years, which represented 2.4% economic interest in our company or 4.1% of our preferred shares, as of December 31, 2016. Of these options, 6,351,572 are currently outstanding, which represented 1.8% economic interest in our company, as of December 31, 2016. During the last three years, 66,949 stock options were exercised.

Additionally, we have granted 6,018,191 restricted shares in the last three years, which represented 1.7% economic interest in our company or 3.0% of our preferred shares, as of December 31, 2016. As of December 31, 2016, we had 4,609,256 restricted shares outstanding, which represented 1.3% economic interest in our company. See below a description of our restricted share awards. In 2016, we transferred 632,976 restricted shares, once the vesting condition was fully met.

For additional information, see note 11 to our consolidated financial statements.

C.      Board Practices

Our board of directors is comprised of nine members.

Committees of the Board of Directors and Board of Executive Officers

Our board of directors has Audit, Corporate Governance and People Management Policies, Financial Policiy, Alliances and Risk Policies Committees and an Accounting, Tax Policies and Financial Statements Subcommittee. Our board of executive officers has management, executive, budget, investment, corporate governance and risk management committees. Not all the members of our committees are members of our board of directors or of our board of executive officers, as in certain committees we appoint outside experts.

Audit Committee. Our Audit Committee provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance. The Audit Committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of our independent auditors and helps oversee their activities. It also evaluates the effectiveness of our internal financial and legal compliance controls. The Audit Committee also performs the roles of an audit committee under U.S. laws. The current members of our audit committee are André Jánszky, Antonio Kandir and Francis James Leahy Meaney. All members meet the applicable independent membership requirements of the SEC and NYSE as well as other NYSE requirements. Mr. Jánszky is the committee’s “financial expert” within the meaning of the SEC rules under the U.S. Securities Exchange Act of 1934.

Financial Policy Committee. Our Financial Policy Committee is responsible for: (i) approving our corporate finance policies, as well as monitoring and reviewing their effectiveness and implementation and (ii) reviewing our financing plan. The financial policy committee currently consists of Constantino de Oliveira Junior, André Jánszky, Antonio Kandir, Paulo Sergio Kakinoff and Richard Lark.

Risk Policies Committee. Our Risk Policies Committee is responsible for: (i) reviewing and approving our risk management mechanisms; (ii) approving and evaluating the risk policies used by us; and (iii) monitoring their implementation. The Risk Policies Committee currently consists of Constantino de Oliveira Junior, Antonio Kandir, Paulo Sergio Kakinoff and Richard Lark.

Corporate Governance and People Management Policies Committee. Our Corporate Governance and People Management Policies Committee is responsible for: (i) coordinating, implementing and reviewing our corporate governance practices and (ii) reviewing and recommending to our board of directors human resources policies and compensation. The Corporate Governance and People Management Policies Committee currently consists of Constantino de Oliveira Junior, André Jánszky, Antonio Kandir, Paulo Sergio Kakinoff, Paulo Cézar Aragão and Betânia Tanure de Barros.

Alliances Committee. Our Alliances Committee is responsible for: (i) evaluating opportunities for partnerships and alliances, and possible investments in this context, by us and partner airlines; and (ii) maximizing the benefits of existing partnerships, through the optimization of resources and opportunities. The current members are Constantino de Oliveira Junior, William Charles Carroll, Paulo Sergio Kakinoff and Pieter Elbers.

Accounting, Tax and Financial Statement Policy Subcommittee. Our accounting and tax policies and financial statements subcommittee is responsible for reviewing, evaluating and monitoring our accounting policies and financial statements and recommending actions on these matters to the board of directors. The committee currently consists of Marcos da Cunha Carneiro and Natan Szouster.

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

As of December 31, 2016, we had 13,998 active employees. We invest significant resources promoting the well-being of our employees.

We train our own pilots. We also provide extensive ongoing training for our pilots, flight attendants and customer service representatives. In addition to the required technical training, which follows the strictest international standards, we also provide comprehensive managerial training to our pilots and flight attendants through Crew Resource Management and Line Oriented Flight Training programs, emphasizing the importance of resource management to provide the best service to our passengers. Since 2011, we operate the Gol Institute located in our Confins Maintenance Center, in the state of Minas Gerais, aiming to provide technical training, promoting social inclusion and improving the learning of the professionals in the aviation sector. We expect to reduce the cost and average time of training for mechanics and co-pilots.

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

A national aviators’ union represents Brazil’s pilots and flight attendants, and other regional aviation unions represent ground employees of air transportation companies. Approximately 29% of our employees are members of unions. Negotiations in respect of cost of living wage and salary increases are conducted annually between the workers’ unions and a national association of airline companies. There is no salary differential or seniority pay escalation among our pilots. Work conditions and maximum work hours are regulated by government legislation and are not the subject of labor negotiations. Since the commencement of our operations, we have not had a work stoppage by our employees and we believe that our relationship with our employees is good.

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

E.      Share Ownership

The members of our board of directors and our executive officers, on an individual basis and as a group, directly own approximately 0.6% of our preferred shares. See “Item 7A. Major Shareholdings and Related Party Transactions—Major Shareholders.” Fundo de Investimento em Participações Volluto is a fund directly controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

For a description of stock options granted to our board of directors and our executive officers, see “—Compensation—Stock Option Plan and Restricted Share Plan.”

ITEM 7.       Major Shareholders and Related Party Transactions

A.      Major Shareholders

The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of February 28, 2017, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

Each shareholder’s percentage ownership in the following table is based on the 5,035,037,140 common shares and 203,383,968 preferred shares outstanding as of the date hereof.

	Common Shares		Preferred Shares(2)		Total Shares		Economic Interest
	Shares	(%)	Shares	(%)	Shares	(%)	(%)
Fundo de Investimento em Participações Volluto (1)	5,035,037,105	100.0%	68,915,078	33.9%	5,103,952,183	97.4%	61.3%
Executive officers and directors	35	0.0%	2,247,525	1.1%	2,247,560	0.0%	0.6%
Treasury shares	–	–	893,793	0.4%	893,793	0.0%	0.3%
Delta Air Lines, Inc	–	–	32,926,025	16.2%	32,926,025	0.6%	9.5%
Free float(3)	–	–	98,401,547	48.4%	98,401,547	1.9%	28.3%
Total	5,035,037,140	100.0%	203,383,968	100.0%	5,238,421,073	100.0%	100.0%

_________________
(1) Fundo de Investimento em Participações Volluto (formerly named Fundo de Investimento em Participações Asas) is controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.
(2) Preferred shares are entitled to a dividend 35 times the dividend paid per common share. See “Item 10B. Additional Information–Memorandum and Articles of Association.”
(3) Not considering Delta Air Lines, Inc.

According to our internal share record, which contains information regarding the ownership of our shares and the ADSs as filed by the holders of such shares and ADS, at December 31, 2016, 55.6% of our free float was traded in the United States.

During 2016, there was no exercise of stock options.

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

On September 4, 2015, in connection with our strategic agreement with Delta, we increased our capital by R$461.3 million. This capital increase was equivalent to the issuance of 64,065,611 preferred shares at an issuance price of R$7.20 per share. See “Item 4. Information on the Company—Business Overview.”

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

Agreements with Smiles

GLA and Smiles are party to the following agreements:

  Operating Agreement;
  Back Office Services Agreement;
  Main Miles and Tickets Purchase Agreement; and
  2016 Miles and Tickets Purchase Agreement.

Because we consolidate GLA and Smiles, these transactions are eliminated in our consolidated financial statements. For more information on these agreements see “Item 4. Information on the Company–B. Business Overview–Smiles Loyalty Program–Agreements with Smiles.”

Transportation and Consultancy Agreements with Entities Controlled by Our Controlling Shareholder.

 We have exclusive bus transportation agreements with Expresso União Ltda. and Breda Transportes e Serviços S.A. for the transportation of our employees, our passengers and their luggage. The transportation agreement with Breda Transportes e Serviços S.A. is currently under review. We also have a contract with related party Expresso União Ltda. to provide transportation to our employees valid until April 2, 2018. We also have a contract with related party Pax Participações S.A. to provide consulting and advisory services, which expires in April 2017. We have also signed a contract with Aller Participações and Limmat participações S.A to provide air cargo transportation services with no expiration date. These entities are controlled by our controlling shareholder.

In 2014, 2015 and 2016, GLA recorded expenses of R$13.3 million, R$16.1 million and R$13.0 million, respectively, under these operating agreements.

In September 2011, we entered into agreements with Pássaro Azul Taxi Aéreo Ltda., Empresa de Ônibus Pássaro Marrom S.A., Viação Piracicabana Ltda., Thurgau Participações S.A., Comporte Participações S.A., Quality Bus Comércio de Veículos Ltda., Empresa Princesa do Norte S.A., Expresso União Ltda., Breda Transporte e Serviços S.A., Oeste Sul Empreendimentos Imobiliários S.A. Spe., Empresa Cruz de Transportes Ltda., Expresso Maringá do Vale S.A., Glarus Serviços Tecnologia e Participações S.A., Expresso Itamarati S.A., Transporte Coletivo Cidade Canção Ltda., Limmat Participações S.A., Turb Transporte Urbano S.A. and Vaud Participações to allow these entities to access the Universal Air Transportation Plan System.

Engine Maintenance Agreement with Delta TechOps

In February 2011, we entered into a strategic MRO partnership agreement with Delta TechOps, the maintenance division of Delta, one of our shareholders, which provides overhaul service for approximately 50% of our CFM 56-7 engines, maintenance for parts and components on our fleet of Boeing 737 NG aircraft and also, consulting services related to maintenance workflow planning, materials and facility optimization and tooling support. In 2014, 2015 and 2016, the expenses under this agreement were R$115.6 million, R$307.7 million and R$210.2 million, respectively. The balance of financing related to engine maintenance classified as liabilities in debt was R$53.4 million and R$136.9 million, respectively, as of December 31, 2016 and December 31, 2015.

We have recently agreed with Delta and Air France to increase our level of maintenance services with them to all of our engines starting in 2018.

Term Loan Guaranteed by Delta

On August 31, 2015, Delta guaranteed a US$300 million Term Loan borrowed by Gol LuxCo from third party lenders. Under the terms of the Credit and Guaranty Agreement, Gol LuxCo’s obligations thereunder are guaranteed by the Term Loan Guarantors. Pursuant to a separate guaranty agreement, Delta provided to the administrative agent under the Credit and Guaranty Agreement, and the lenders under the Credit and Guaranty Agreement, a backstop guarantee of Gol LuxCo’s and the Term Loan Guarantors’ respective obligations under the Credit and Guaranty Agreement. The reimbursement obligations to Delta in connection with the Delta Guaranty, which are guaranteed by GLA, are secured by a first priority security interest in favor of Delta in a portion of the shares of Smiles held by Gol.

The Term Loan bears interest at a rate of 6.50% per annum, payable semi-annually. The Term Loan matures at August 31, 2020 and is not secured by any property of Gol LuxCo or the Term Loan Guarantors.

Delta Credit Support

In 2016, Delta granted us credit support in the form of:

•         a backstop guarantee for up to US$32.0 million in Gol obligations under an ISDA Master Agreement with Morgan Stanley;

•         a credit line for the financing of maintenance payments of up to US$50.0 million.

In addition, in 2016, we entered into a tri-party sale and leaseback transaction with Delta and GECAS with regard to a total of 12 aircraft, reducing our fleet and granting us additional liquidity.

On January 31, 2017, GLA signed another Loan Agreement with Delta in the amount of US$50 million with maturity date of December 31, 2020 with reimbursement obligations by Gol, GLA and Gol LuxCo, in the same terms of reimbursement contract dated August 19, 2015, with fiduciary guarantee from Gol to GAC.

Agreement with Air France-KLM

On February 19, 2014, we entered into an exclusive long term strategic partnership for commercial cooperation with Air France-KLM. Under this agreement, Air France-KLM has made a US$48 million payment for the purpose of enhancing our codesharing, connectivity and joint sale activities as well as other benefits for our customers, including the integration and improvement of products and services for our frequent flyer programs. As part of this agreement, Air France-KLM also invested US$52 million in the acquisition of a number of our newly issued preferred shares, equivalent to 1.2% of our capital stock, at an issuance price equivalent to US$12.23 per share. The agreement further provides for the creation of an alliance committee, comprised of at least one representative of Air France-KLM, at least two members of our board of directors and at least one representative of Delta, to coordinate efforts to improve the benefits of these partnerships. In 2014, we received R$74.5 million related to the first installment and in 2015, we received R$17.7 million under this agreement.

We have recently agreed with Delta and Air France to increase our level of maintenance services with them to all of our engines starting in 2018.

C.      Interests of Experts and Counsel

Not applicable.

ITEM 8.       Financial Information

A.      Consolidated Statements and Other Financial Information

See “Item 3. Key Information—Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

In the ordinary course of our business, we are party to various claims, which we believe are incidental to our operations, in the large part linked to the routine demands related to the rights of consumers. As of December 31, 2016, we were parties in 27,742 lawsuits and administrative proceedings, including 19,185 civil claims and 8,557 labor claims. We believe that the outcome of the proceedings to which we are currently a party will not have a material adverse effect us.

We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable.

We are party to 19,185 civil claims (17,601 lawsuits and 1,584 administrative proceedings) arising from the normal course of our business, which includes mainly flight delays or cancellations and baggage loss or damage. The vast majority of these claims involve minor cases relating to customer relations and 291 lawsuits are related to obligations allegedly arising from our acquisition of Varig. As of December 31, 2016, we had established provisions for civil proceedings in the total amount of R$73.4 million.

We are party to 8,557 labor claims (8,345 lawsuits and 212 administrative proceedings) arising from the normal course of our business, which includes overtime, hazardous work premium and health exposure allowance, among others.

As of December 31, 2016, we have established provisions for labor proceedings in the total amount of R$132.2 million.

In 2007, we commenced an arbitration before the International Chamber of Commerce against the sellers of VRG and their controlling shareholders relating to a purchase price adjustment. In January 2011, the arbitral tribunal ruled in our favor and granted us an award of R$93.0 million plus interest and costs against the sellers of VRG and their controlling shareholders. We brought enforcement proceedings to collect the award amount in U.S. federal courts. However, the US federal courts refused to enforce the arbitral award and we may not be able to collect the judgment in the United States. In 2016 we brought another enforcement proceedings in the courts of the Cayman Islands, and these proceedings are still pending. We believe that the chance of success in enforcing the award is now possible.

We are questioning the applicability of social contribution taxes (PIS and COFINS) in the amount of R$57.8 million on revenue earned as interest attributable to shareholders’ equity from 2006 to 2008. Based on the opinion of our legal counsel, we believe that these lawsuits represent a possible risk of loss. As of December 31, 2016, we had no provisions for these lawsuits.

We are also questioning the applicability of tax on services (ISS) in the amount of R$19.4 million on revenue from certain of our activities related to agreements with partners from 2007 to 2010. Based on the opinion of our legal counsel, we believe that these proceedings represent a possible risk of loss. As of December 31, 2016, we had no provisions for these proceedings.

In addition, we are questioning the applicability of a fine imposed by Brazilian customs in the amount of R$45.7 million for the alleged breach of certain rules regarding the temporary import of aircraft. Based on the opinion of our legal counsel, we believe that these proceedings represent a possible risk of loss. As of December 31, 2016, we had no provisions nor judicial deposits for these proceedings.

In addition, we are also questioning infraction notices regarding goodwill from BSSF Air Holdings, in the amount of R$47.6 million. Although the outcome of these proceedings cannot be anticipated, our management understands that the final decisions on these proceedings will not have any material adverse impact on our financial position, operating results and cash flows. As of December 31, 2016, we had no provisions for these proceedings and judicial deposits.

We are also questioning tax on Industrialized Products (IPI) allegedly levied on the importation of aircraft in the amount of R$115.1 million.

We are also questioning infraction notices regarding goodwill from GLA, in the amount of R$72.7 million. Although the outcome of these proceedings cannot be anticipated, our management understands that the final decisions on these proceedings will not have any material adverse impact on our financial position, operating results and cash flows. As of December 31, 2016, we had no provisions for these proceedings nor judicial deposits.

For further information on our legal proceedings and contingencies, see note 20(b) to our consolidated financial statements.

Irregular Payments Investigation

In 2016, we received inquiries from Brazilian tax authorities regarding certain payments to firms that turned out to be owned by politically exposed persons in Brazil. Following an internal investigation, we retained U.S. and Brazilian legal counsel to conduct an external independent investigation to ascertain the facts with regard to these and any other payments identified as irregular and to evaluate the adequacy and effectiveness of our internal control and compliance programs in light of the findings of the investigation.

In December 2016, we entered into a leniency agreement with the Brazilian Federal Public Ministry (the “Leniency Agreement”), under which we agreed to pay R$12.0 million in fines and to make improvements to our compliance program. In turn, the Federal Public Ministry agreed not to bring any criminal or civil suits related to activities that are the subject of the Leniency Agreement and that may be characterized as (i) acts of administrative impropriety and related acts involving politically exposed persons or (ii) other possible actions, which at the date of the Leniency Agreement had not been identified by the ongoing investigation (any such actions possibly resulting in an increase in the fines under the Leniency Agreement). In addition, we paid R$4.2 million in fines to the Brazilian tax authorities related to the above-mentioned payments. We voluntarily informed the U.S. Department of Justice, the SEC and the CVM of the external independent investigation and the Leniency Agreement.

The external independent investigation was concluded in April 2017. It revealed that certain additional irregular payments were made to politically exposed persons. None of the amounts paid were material (individually or in the aggregate) in terms of cash flow, and none of our current employees, representatives or members of our board or management knew of any illegal purpose behind any of the identified transactions or knew of any illicit benefit to the Company arising out of the transactions investigated. We will be reporting the conclusions of the investigation to the relevant authorities in due course. These authorities may impose significant fines and possibly other sanctions on us.

During 2016, we took steps to strengthen and expand our internal control and compliance program. Among other measures, we commenced monitoring our transactions with politically exposed persons, and we enhanced our procurement procedures and the procedures for the contracting and execution of services by outside providers. We will continue to further improve our internal controls and compliance programs. See “Item 15. Controls and Procedures.”

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

Under our by-laws, interest attributable to shareholders’ equity may be treated as a dividend for purposes of the mandatory dividend. In 2012, 2013, 2014, 2015 and 2016 we did not distribute dividends.

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

B.      Significant Changes

None.

ITEM 9.       The Offer and Listing

A.      Offer and Listing Details

In the United States, our preferred shares trade in the form of ADS. In February 2016 we had changed the ratio of our ADSs to preferred shares from one ADS to one preferred share to one ADS to ten preferred shares. In April 2017 we reduced the ratio of our preferred shares to one ADS to five preferred shares. Therefore, after April 2017, each ADS represents five preferred shares, issued by the depositary pursuant to a Deposit Agreement. Our ADSs commenced trading on the NYSE on June 24, 2004. As of December 31, 2016, the ADSs represented 28.0% of our preferred shares and 55.6% of our current global public float.

The following table sets forth the reported high and low closing sales prices for the ADSs on the NYSE for the periods indicated (not adjusted for the ADS ratio change to five preferred shares to one ADS effective April 28, 2017 described above):

	US$ per ADS
	Low	High	Average(1)
2012
Annual	3.87	9.04	5.66
2013
Annual	2.78	7.61	5.12
2014
Annual	3.79	6.84	5.38
2015
Annual	0.56	5.47	2.19
First quarter	2.43	5.47	3.91
Second quarter	2.31	2.94	2.57
Third quarter	0.56	2.28	1.47
Fourth quarter	0.56	1.13	0.85
2016
Annual	2.50	26.76	12.40
First quarter	2.50	10.08	5.74
Second quarter	6.35	11.06	7.58
Third quarter	9.67	23.90	17.67
Fourth quarter	11.56	26.76	18.40
Last Six Months
October 2016	19.66	26.76	22.95
November 2016	15.59	24.54	18.81
December 2016	11.56	14.68	13.44
January 2017	15.00	19.95	17.50
February 2017	19.62	29.31	24.12
March 2017	25.44	29.81	27.55
April 2017 (through April 18, 2017)	27.64	32.90	30.47

_______________

Source: Bloomberg

(1)           Calculated as average of closing prices for the period.

Our preferred shares began trading on the São Paulo Stock Exchange on June 24, 2004. The following table sets forth the reported high and low closing sale prices for our preferred shares on the BM&FBOVESPA, for the periods indicated:

	Reais per Preferred Share
	Low	High	Average(1)
2012
Annual	7.73	15.19	10.87
2013
Annual	6.14	15.00	10.69
2014
Annual	9.29	15.25	12.56
2015
Annual	2.39	15.21	6.84
First quarter	7.82	15.21	11.08
Second quarter	7.35	8.41	7.82
Third quarter	2.39	7.12	5.12
Fourth quarter	2.39	4.40	3.45
2016
Annual	1.16	8.34	4.17
First quarter	1.16	3.80	2.25
Second quarter	2.27	3.68	2.66
Third quarter	3.19	7.68	5.68
Fourth quarter	3.85	8.34	6.00
Last Six Months
October 2016	6.37	8.34	7.35
November 2016	5.42	7.86	6.20
December 2016	3.85	4.97	4.52
January 2017	4.51	6.26	5.54
February 2017	6.13	9.71	7.51
March 2017	7.91	9.32	8.64
April 2017 (through April 18, 2017)	8.61	10.30	9.52

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

The BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2016, the aggregate market capitalization of the BM&FBOVESPA was equivalent to R$2.5 trillion and the 10 largest companies listed on the BM&FBOVESPA represented approximately 54.9% of the total market capitalization of all listed companies. In contrast, as of December 31, 2016, the aggregate market capitalization of the NYSE was US$20.2 trillion. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares— The relative volatility and illiquidity of the Brazilian securities markets, and securities issued by airlines in particular, may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire. Recent decreases in our market capitalization have increased volatility in the trading price of our preferred shares and ADSs.”

Trading on the BM&FBOVESPA by a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 4,313, of the National Monetary Council (Conselho Monetário Nacional), or CMN, or Resolution No. 4,313. Resolution No. 4,313 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearinghouse. Such financial institutions and clearinghouses must be duly authorized to act as such by the Central Bank and the CVM. In addition, Resolution No. 4,313 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 4,313 to other non-Brazilian holders through a private transaction. See “Taxation—Material Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 4,313.

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

B.      Memorandum and Articles of Association

We were formed on March 12, 2004 as a sociedade anônima, a stock corporation duly incorporated under the laws of Brazil with unlimited duration. We were registered with the São Paulo Commercial Registry (Junta Comercial do Estado de São Paulo) under NIRE 35.300.314.441.

Description of Capital Stock

General

As of December 31, 2016, our capital structure consisted of 5,035,037,140 common shares and 203,383,968 preferred shares, each with no par value. We are a stock corporation (sociedade anônima) incorporated under the laws of Brazil.

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

Issued Share Capital

Under our by-laws, our authorized capital as of December 31, 2016 was R$4.0 billion, and can be increased by the issuance of preferred or common shares, after approval by our board of directors. Our shareholders must approve any capital increase that exceeds our authorized capital. Under our by-laws and the Brazilian corporation law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their holdings. See “Description of Capital Stock—Preemptive Rights.”

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

Foreign investors may register their investment under Law No. 4,131 dated September 3, 1962, or Law No. 4,131, or Resolution No. 4,313 of January 26, 2000 of the CMN, or Resolution No. 4,313. Registration under Law No. 4,131 or under Resolution No. 4,313 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution No. 4,313 affords favorable tax treatment to foreign investors who are not residents in a Low or Nil Tax Jurisdiction, which is defined under Brazilian tax laws as a country or location or other jurisdiction that does not impose tax or where the maximum income tax rate is lower than 20%.

Under Resolution No. 4,313, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 4,313, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad. Investors may not transfer the ownership of investments made under Resolution No. 4,313 to other non-Brazilian holders through private transactions.

Pursuant to Resolution No. 4,313, foreign investors must:

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

Amounts invested in our preferred shares by a non-Brazilian holder who qualifies under Resolution 4,313 and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our preferred shares. The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal or (ii) if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average rates quoted by the Central Bank on these dates.

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

Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to such preferred shares, unless the holder is a duly qualified investor under Resolution No. 4,313.

If the shareholder does not qualify under Resolution No. 4,313 by registering with the CVM and the Central Bank and appointing a representative and a custodian in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution No. 4,313, residents in a Low or Nil Tax Jurisdiction are subject to less favorable tax treatment than other foreign investors. See “Taxation—Material Brazilian Tax Considerations.”

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

Holders of preferred shares are entitled to attend shareholders’ meetings and to participate in the discussions. The Brazilian corporation law provides that non-voting shares, such as preferred shares, may acquire voting rights if the company fails to distribute fixed or minimum dividends in connection with such shares for three consecutive fiscal years and will retain such voting rights until the distribution of such fixed or minimum dividends. (See “Risks Relating to the ADSs and Our Preferred Shares - Holders of the ADSs and our preferred shares may not receive any dividends”).

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

Arbitration

In connection with our listing with Level 2 of Differentiated Corporate Governance Practices, we and our controlling shareholder, directors, officers and members of our fiscal board have undertaken to refer to arbitration any and all disputes arising out of the Level 2 rules or any other corporate matters. See “Item 9. The Offer and Listing—Markets.” Under our by-laws, any disputes among us, our shareholders and our management with respect to the application of Level 2 rules, the Brazilian corporation law or the application of the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the BM&FBOVESPA Arbitration Chamber. Any disputes among shareholders, including holders of ADSs, and disputes between us and shareholders, including holders of ADSs, will be submitted to arbitration in accordance with the BM&FBOVESPA Arbitration Chamber.

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

Form and Transfer

Because our preferred shares are in registered book-entry form, Banco Itaú S.A., as registrar, must effect any transfer of shares by an entry made in its books, in which it debits the share account of the transferor and credits the share account of the transferee. When our shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our registrar by a representative of a brokerage firm or the stock exchange’s clearing system. Transfers of shares by a foreign investor are executed in the same way by that investor’s local agent on the investor’s behalf except that, if the original investment were registered with the Central Bank pursuant to Resolution No. 4,313, the foreign investor should also seek amendment through its local agent, if necessary, of the electronic registration to reflect the new ownership. The BM&FBOVESPA operates a clearinghouse through CBLC. The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in the register of our beneficial shareholders that is maintained by CBLC and will be treated in the same way as registered shareholders.

American Depositary Receipts

The Bank of New York Mellon, who on April 17, 2017 replaced Citibank, N.A. as depositary, has executed and delivered the ADRs representing our preferred shares. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. As of the date hereof, each ADS represents five preferred shares (or a right to receive five preferred shares) deposited with the principal São Paulo office of Banco Itaú S.A., as custodian for the depositary in Brazil. Each ADS also represents any other securities, cash or other property which may be held by the depositary. The depositary's office at which the ADRs are administered is located at 399 Park Avenue, New York, New York 10043.

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

Aircraft General Terms Agreement between The Boeing Company and GAC

In 2004 and 2012, we entered into an agreement, as amended, with Boeing for the purchase of aircraft, installation of buyer furnished equipment provided by us, customer support services and product assurance. In addition to the aircraft supplied, Boeing will provide maintenance training and flight training programs, as well as operations engineering support.

Commercial Sale Promise Agreement between Petrobras Distribuidora S.A. and GLA

In 2015, we entered into a commercial sale promise agreement for the purchase of fuel from Petrobras Distribuidora. We agreed to purchase fuel exclusively from Petrobras Distribuidora in all of the airports where Petrobras Distribuidora maintains aircraft fueling facilities. Petrobras Distribuidora, in turn, agreed to provide us with all of our fuel needs in the supplying airports.

Reservation Services and Software License Use Agreement between Navitaire Inc. and GLA

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

This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our preferred shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Brazilian and U.S. federal income tax considerations applicable to any particular holder. It is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and U.S. federal income tax consequences to it of an investment in our preferred shares or ADSs. This discussion is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement among us, the depositary bank and the registered holders and beneficial owners of our ADSs, and any related documents, will be performed in accordance with its terms.

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

Distributions of Interest Attributable to Shareholders’ Equity

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

Dividends paid by us generally will not be eligible for the dividends received deduction available under the Code to certain U.S. corporate shareholders. Subject to the above-mentioned concerns by the U.S. Treasury and certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. Holders (including individuals), with respect to the ADSs will be subject to taxation at a reduced rate if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. Holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Our ADSs are listed on the New York Stock Exchange, and therefore the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or will remain readily tradable. Subject to the discussion of PFIC rules below, based upon the nature of our current and projected income, assets and activities, we do not believe the preferred shares or the ADSs have been (for our 2016 taxable year), nor do we expect them to be (for our 2017 taxable year), shares of a PFIC for U.S. federal income tax purposes.

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

If a Brazilian tax is withheld on the sale, exchange or other taxable disposition of a preferred share or ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Brazilian tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a preferred share or ADS generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a sale, exchange or other taxable disposition of a preferred share or ADS that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for an ADS or preferred share, as the case may be, that is not registered pursuant to Resolution No. 4,313, on which a Brazilian capital gains tax is imposed (see above under “Material Brazilian Tax Considerations—Taxation of Gains”), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources in the appropriate income category. Alternatively, if available, the U.S. Holder may take a deduction for the Brazilian tax if it does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued during the taxable year.

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

“Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold), may be required to file an information report with respect to such assets with their U.S. Federal income tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to our preferred shares or ADSs and the application of this legislation to their particular situation.

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

ITEM 11.    Quantitative and Qualitative Disclosures about Market Risk

The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes to the price of fuel, the real/U.S. dollar exchange rate and interest rates. We purchase jet fuel at prevailing market prices, but seek to manage market risk through execution of a documented hedging program. We incur a portion of our operating costs and expenses in U.S. dollars. We have a total fleet of 130 aircraft, 96 of which were under operating leases and 34 were under finance leases. However, fixed rate leases are not considered market sensitive financial instruments and, therefore, are not included in the interest rate sensitivity analysis below.

Aircraft Fuel

Our results of operations are affected by changes in the price of aircraft fuel required to operate our aircraft fleet. To manage the price risk, we have entered, and may enter in the future, into crude oil and heating oil derivative contracts. And we actually utilize crude oil and heating oil contracts with our supplier in our functional currency. All existing contracts settle on a monthly basis and we do not purchase or hold instruments for trading purposes. At December 31, 2016, we had fuel hedge derivatives of 55% of our expected fuel consumption from January 2017 to March 2017. We acquire substantially all of our fuel from one supplier.

Foreign Currencies

A significant part of our operating costs and expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. In addition, a portion of our debt, all of our finance leases and some of our cash and cash equivalents and short-term investments are also denominated in U.S. dollars. To manage exchange rate risk, we enter into derivative contracts to protect against a possible depreciation of the real in relation to the U.S. dollar. At December 31, 2016, we did not have U.S. dollar currency derivative contracts outstanding to hedge our expected operational expenses exposure linked to the U.S. dollar. As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation or depreciation of the real against the U.S. dollar would have resulted in a decrease or an increase, in our results of operations, respectively, of (i) approximately R$481.6 million in our financial results with exchange rate variation, due to our net exposure to foreign currencies of R$4,815.9 million as of December 31, 2016, and (ii) approximately R$624.7 million in aircraft rent, as a result of our commitments for 2017 with non-cancelable operating lease contracts, which are not registered in the statements of financial position, of R$6,246.7 million as of December 31, 2016.

Interest Rates

Our results are affected by changes in interest rates mainly due to the impact those changes have on interest expense from part of our indebtedness and variable-rate financial leases contracts and interest income from our financial investments. A hypothetical 10% increase or decrease in interest rates would have resulted in an increase or a decrease, respectively, in our net interest expenses of R$7.9 million. These amounts are determined considering the effects of the hypothetical international interest rates on our indebtedness, variable-rate financial leases contracts and financial investments at December 31, 2016.

ITEM 12.    Description of Securities other than Equity Securities

A.      American Depositary Shares

In the United States, our preferred shares trade in the form of ADS. The ADSs commenced trading on the NYSE on June 24, 2004. Currently, each ADS represents five preferred shares, issued by the depositary pursuant to a Deposit Agreement. In February 2016 we had changed the ratio of our ADSs to preferred shares from one ADS to one preferred share to one ADS to ten preferred shares. In April 2017 we reduced the ratio of our preferred shares to one ADS to five preferred shares.

We do not treat ADR holders as our shareholders and ADR holders have no shareholder rights. Brazilian law governs shareholder rights. The depositary is the holder of the preferred shares underlying the ADSs. Holders of ADRs have ADR holder rights.

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADRs:

Persons depositing preferred shares or ADR holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of preferred shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$0.02 (or less) per ADS (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been preferred shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders
US$0.02 (or less) per ADS per calendar year (to the extent the depositary has not collected a cash distribution fee of US$0.02 per ADS during the year)	Depositary services
Registration or transfer fees	Transfer and registration of preferred shares on our preferred share register to or from the name of the depositary or its agent when you deposit or withdraw preferred shares.
Expenses of the depositary in converting foreign currency to U.S. dollars
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or preferred share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	No charges of this type are currently made in the Brazilian market

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

Reimbursement of Fees Incurred in 2016

During 2016 we received US$246,000 from the depositary for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

ITEM 13.    Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.    Material Modifications to the Rights of Security Holders and Use of         Proceeds

None.

ITEM 15.    Controls and Procedures

Disclosure Controls and Procedures. We maintain control and procedures designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. Based on an evaluation of our disclosure controls and procedures as of the end of the period covered by this report conducted by our management, with the participation of the chief executive and chief financial officers, after evaluating together with other members of management the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) have concluded that our disclosure controls and procedures at December 31, 2016 are effective to ensure that we are able to collect, process and disclose the information we are required to disclose in the reports we file with the SEC within the required time periods.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013). Based on this assessment, management believes that, as of December 31, 2016, our internal control over financial reporting is effective based on those criteria.

Attestation Report of the Independent Registered Public Accounting Firm. The effectiveness of internal controls over financial reporting as of December 31, 2016 has been audited by Ernst & Young Auditores Independentes S.S., or EY, the independent registered public accounting firm who also audited our consolidated financial statements for the year then ended. EY’s report on our internal controls over financial reporting is included herein.

Changes in internal control over financial reporting. In response to inquiries regarding certain irregular payments to politically exposed persons (see “Item 8. Financial Information–A. Consolidated Statements and Other Financial Information–Legal Proceedings–Irregular Payments Investigation”), we took prompt steps to investigate these payments, first internally. The results of the internal investigation led to the decision to mount a full-scale autonomous investigation, conducted by outside professionals. In both cases we took measures to isolate the work and the findings from potential influence by management, shareholders, and non-independent board members.

During the course of the investigations, we determined that our internal controls were insufficient to detect and prevent gaps in certain documentation, verification and back up procedures and, thus, to properly identify and account for the irregular payments. We took therefore a number of steps in 2016, to strengthen our internal controls and our compliance procedures, including, among others (1) enhancing rules for procurement directly by senior executive officers, (2) monitoring transactions with politically exposed persons; (3) reviewing exceptions to the procurement policy; (4) reviewing our policy for purchases effected outside our procurement policy; (5) reviewing the rules regarding sole-source suppliers; and (6) increased formalization to record services provided to us. We will continue to further improve our internal controls and compliance programs.

ITEM 16.    Reserved

ITEM 16A.   Audit Committee Financial Expert

Our board of directors has determined that André Jánszky, a member of our audit committee, is an audit committee financial expert, as defined by current SEC rules and meets the applicable independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6C. Board Practices—Committees of the Board of Directors and Board of Executive Officers—Audit Committee.”

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

ITEM 16C.   Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our principal accountants during the fiscal years ended December 31, 2015 and 2016. Ernst & Young Auditores Independentes S.S. has been our principal accountant for the fiscal years ended December 31, 2016 and 2015:

	2015	2016
	(in thousands of R$)
Audit Fees	4,330.8	6,538.7
Audit-Related Fees	980.8	637.1
Tax Fees	-	-
All Other Fees	-	-
Total	5,311.6	7,175,8

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

Tax Fees

There were no tax advisory services provided by our principal accountant in 2016 and 2015.

All Other Fees

There were no other services provided by our principal accountants in 2016 and 2015.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by our principal accountant. Any services provided by our principal accountant that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2015 and 2016, none of the fees paid to EY were approved pursuant to the de minimis exception.

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

Under the Brazilian corporation law, the fiscal board may not contain members that (i) are on our board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company or (iv) are spouses or relatives of any member of our management, up to the third degree. Our by-laws provide for a non-permanent fiscal board to be elected only by our shareholders’ request at a general shareholders’ meeting. The fiscal board, when elected, will be comprised of a minimum of three and a maximum of five members and an equal number of alternate members. In 2016 and 2015, our shareholders did not request the election of a fiscal board.

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we only need to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian corporation law. Our Audit Committee provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance. The Audit Committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of our independent auditors and helps oversee their activities. It also evaluates the effectiveness of our internal financial and legal compliance controls. The Audit Committee also performs the roles of an audit committee under U.S. laws. The current members of our audit committee are André Jánszky, Antonio Kandir and Francis James Leahy Meaney. All members meet the applicable independent membership requirements of the SEC and NYSE as well as other NYSE requirements. Mr. Jánszky is the committee’s “financial expert” within the meaning of the SEC rules under the U.S. Securities Exchange Act of 1934.

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

Our Corporate Governance and People Management Policies Committee is responsible for the coordination, implementation and periodic review of best corporate governance practices and for monitoring and keeping our board of directors informed of legislation and market recommendations addressing corporate governance. It also reviews and recommends to our board of directors human resources policies, forms of compensation, including salary, bonus and stock options, to be paid to our employees, as well as analyzing management’s career and succession plans. The committee consists of up to five members elected by our board of directors for a one-year term, with the right to re-election, comprising the chairman of the board of directors, one member of the board of directors, two outside specialists and the management and human resources officer. The Corporate Governance and People Management Policies Committee currently consists of Constantino de Oliveira Júnior, André Jánszky, Antonio Kandir, Paulo Sergio Kakinoff, Betânia Tanure de Barros and Paulo César Aragão.

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
2.1

Form of Amended and Restated Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts, incorporated herein by reference from the Registration Statement on Form F-6/A, filed April 14, 2017, file No. 333-217150.

4.1

Agreement, dated as of April 15, 2015, between the Registrant and Petrobras Distribuidora S.A., including Amendment 1 thereto, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2015, as filed on April 28, 2016.

4.2	* +	Amendments 2 through 4 to Agreement, dated as of April 15, 2015, between the Registrant and Petrobras Distribuidora S.A.
4.3

Navitaire Hosted Services Agreement, dated May 1, 2004, between Navitaire Inc. and Gol Transportes Aéreos S.A., including amendments 1 through 7 thereto incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2006, as filed on February 28, 2007.

4.4

Amendments 8 through 10 to Navitaire Hosted Services Agreement between Navitaire Inc. and Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2007, as filed on April 22, 2008.

4.5

Amendments 11 through 15 to Navitaire Hosted Services Agreement, between Navitaire Inc. and Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2008, as filed on May 8, 2009.

4.6

Amendments 16 and 17 to Navitaire Hosted Services Agreement between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2009, as filed on April 1, 2010.

4.7

Amendments 18 through 20 to Navitaire Hosted Services Agreement between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2010, as filed on April 8, 2011.

4.8

Amendment 21 to Navitaire Hosted Services Agreement between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2011, as filed on April 11, 2012.

4.9

Amendments 22 through 26 to Navitaire Hosted Services Agreement between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.

4.10

Amendments 27 through 29 to Navitaire Hosted Services Agreement between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 28, 2014.

4.11

Amendments 30 through 34 to Navitaire Hosted Services Agreement between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2014, as filed on April 30, 2015.

4.12

Amendments 35, 36 and 38 to Navitaire Hosted Services Agreement between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2015, as filed on April 28, 2016.

4.13	* +	Amendments 36 through 40 to Navitaire Hosted Services Agreement between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A.
4.14

Aircraft Purchase Agreement, dated as of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.

4.15

Supplemental Agreements 1 and 2 to the Aircraft Purchase Agreement, dated as of October 1, 2012 between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 28, 2014.

4.16

Supplemental Agreements 3 through 5 to the Aircraft Purchase Agreement, dated as of October 1, 2012 between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2015, as filed on April 28, 2016.

4.17	* +	Supplemental Agreements 7 and 8 to the Aircraft Purchase Agreement, dated as of October 1, 2012 between GAC Incorporated and The Boeing Company.
8.1	*	List of Subsidiaries.
12.1	*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
12.2	*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
13.1	*	Section 1350 Certification of Chief Executive Officer.
13.2	*	Section 1350 Certification of Chief Financial Officer.
*		Filed herewith.
+		Certain portions of the exhibit have been omitted from the public filing and were separately filed with the Commission with a request for confidential treatment.

Signature

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:               /s/ Paulo Sergio Kakinoff
Name:         Paulo Sergio Kakinoff
Title:            Chief Executive Officer

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:               /s/ Richard F. Lark, Jr.
Name:         Richard F. Lark, Jr.
Title:            Chief Financial Officer

Dated: May 1, 2017

Consolidated financial statements

GOL Linhas Aéreas Inteligentes S.A.

December 31, 2016, 2015 and 2014

with Reports of Independent Registered Public Accounting Firm

GOL Linhas Aéreas Inteligentes S.A.

Consolidated financial statements

December 31, 2016, 2015 and 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Gol Linhas Aéreas Inteligentes S.A.

We have audited the accompanying consolidated statements of financial position of Gol Linhas Aéreas Inteligentes S.A. (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2016, 2015 and 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for the years ended December 31, 2016, 2015 and 2014, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Gol Linhas Aéreas Inteligentes S.A.'s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 1, 2017 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG
Auditores Independentes S.S.

Vanessa Martins Bernardi
Accountant CRC-1SP244569/O-3

São Paulo, Brazil
May 1, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Gol Linhas Aéreas Inteligentes S.A.

We have audited Gol Linhas Aéreas Inteligentes S.A.’s (the “Company”) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Gol Linhas Aéreas Inteligentes S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Gol Linhas Aéreas Inteligentes S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2016 and 2015 and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2016, 2015 and 2014 and our report dated May 1, 2017 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG
Auditores Independentes S.S.

Vanessa Martins Bernardi
Accountant CRC-1SP244569/O-3

São Paulo, Brazil
May 1, 2017

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of financial position

As of December 31, 2016 and 2015

(In thousands of Brazilian Reais - R$)

	Note	12/31/2016	12/31/2015

Current assets
Cash and cash equivalents	3	562,207	1,072,332
Short-term investments	4	431,233	491,720
Restricted cash	5	-	59,324
Trade receivables	6	760,237	462,620
Inventories	7	182,588	199,236
Recoverable taxes	8.1	27,287	58,074
Derivatives	26	3,817	1,766
Other current assets		113,345	116,494
		2,080,714	2,461,566

Noncurrent assets
Deposits	9	1,188,992	1,020,074
Restricted cash	5	168,769	676,080
Recoverable taxes	8.1	72,060	73,385
Deferred taxes	8.2	107,159	107,788
Other noncurrent assets		4,713	39,861
Investments	12	17,222	18,424
Property, plant and equipment	14	3,025,010	4,256,614
Intangible assets	15	1,739,716	1,714,605
		6,323,641	7,906,831

Total assets		8,404,355	10,368,397

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of financial position

As of December 31, 2016 and 2015

(In thousands of Brazilian Reais - R$)

	Note	12/31/2016	12/31/2015
Liabilities and equity
Current liabilities
Short-term debt	16	835,290	1,396,623
Suppliers		1,097,997	900,682
Salaries		283,522	250,635
Taxes payable	17	146,174	118,957
Landing fees		239,566	313,656
Advance ticket sales	18	1,185,945	1,206,655
Mileage program	19	781,707	770,416
Advances from customers		16,823	13,459
Provisions	20	66,502	206,708
Derivatives	26	89,211	141,443
Other current liabilities		106,005	222,774
		4,848,742	5,542,008
Noncurrent liabilities
Long-term debt	16	5,543,930	7,908,303
Provisions	20	723,713	663,565
Mileage program	19	219,325	221,242
Deferred taxes	8.2	338,020	245,355
Taxes payable	17	42,803	39,054
Other noncurrent liabilities		44,573	71,310
		6,912,364	9,148,829

Equity
Capital stock	21	3,080,110	3,080,110
Share issuance costs		(155,618)	(155,223)
Treasury shares		(13,371)	(22,699)
Capital reserves		91,399	98,861
Share-based payments reserve	11	113,918	103,126
Equity valuation adjustments		(147,229)	(178,939)
Gains on change in investment		693,251	690,379
Accumulated losses		(7,312,458)	(8,162,077)
Deficit attributable to equity holders of the parent		(3,649,998)	(4,546,462)

Non-controlling interests		293,247	224,022
Total deficit		(3,356,751)	(4,322,440)

Total liabilities and deficit		8,404,355	10,368,397

The accompanying notes are an integral part of these consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of operations

For the years ended of December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except loss per share)

	Note
		2016	2015	2014
Net revenue
Passenger		8,671,442	8,583,388	9,045,831
Cargo and other		1,195,893	1,194,619	1,020,383
	22	9,867,335	9,778,007	10,066,214
Operating costs and expenses
Salaries		(1,656,785)	(1,580,531)	(1,374,096)
Aircraft fuel		(2,695,390)	(3,301,368)	(3,842,276)
Aircraft rent		(996,945)	(1,100,086)	(844,571)
Aircraft insurance		(35,938)	(29,791)	(22,411)
Sales and marketing		(555,984)	(617,403)	(667,372)
Landing fees		(687,366)	(681,378)	(613,153)
Aircraft, traffic and mileage servicing		(1,068,175)	(1,019,833)	(747,447)
Maintenance, materials and repairs		(593,090)	(603,925)	(511,045)
Depreciation and amortization		(447,668)	(419,691)	(463,296)
Other operating expenses		(432,169)	(603,837)	(473,115)
		(9,169,510)	(9,957,843)	(9,558,782)

Equity results	12	(1,280)	(3,941)	(2,490)
Income (loss) before financial expense, net and income taxes		696,545	(183,777)	504,942

Financial expense, net
Financial income		568,504	332,567	407,716
Financial expenses		(1,271,564)	(1,328,891)	(1,429,131)
Exchange rate variation, net		1,367,937	(2,266,999)	(436,207)
	23	664,877	(3,263,323)	(1,457,622)

Income (loss) before income taxes		1,361,422	(3,447,100)	(952,680)

Current income taxes		(257,944)	(196,140)	(120,784)
Deferred income taxes		(1,114)	(648,000)	(43,817)
	8.2	(259,058)	(844,140)	(164,601)
Net income (loss) for the year		1,102,364	(4,291,240)	(1,117,281)

Net income (loss) attributable to equity holders of the parent		849,619	(4,460,883)	(1,246,169)
Net income attributable to non-controlling interests from Smiles		252,745	169,643	128,888

Basic profit (loss) per common share	13	0.070	(0.422)	(0.128)
Basic profit (loss) per preferred share	13	2.455	(14.764)	(4.482)
Diluted profit (loss) per common share	13	0.070	(0.422)	(0.128)
Diluted profit (loss) per preferred share	13	2.450	(14.764)	(4.482)

The accompanying notes are an integral part of these consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of comprehensive income (loss)

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$)

	Note	2016	2015	2014

Net income (loss) for the year		1,102,364	(4,291,240)	(1,117,281)

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods
Cash flow hedge	26	123,889	(60,949)	(182,653)
Tax effect	26	(92,179)	20,723	62,102
		31,710	(40,226)	(120,551)

Total comprehensive income (loss) for the year		1,134,074	(4,331,466)	(1,237,832)

Comprehensive income (loss) for the year attributable to:
Equity holders of the parent		881,329	(4,501,109)	(1,366,720)
Non-controlling interests from Smiles		252,745	169,643	128,888

The accompanying notes are an integral part of these consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of changes in equity

For the years ended of December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$)

						Capital reserves
	Note	Capital stock	Advance for future capital increase	Share issuance cost	Treasury shares	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Share- based payment	Unrealized hedge gain (losses)	Gains on change in investment	Accumu-lated losses	Total attributable to equity holders of the parent	Non- controlling interests	Total equity (deficit)
Balances as of December 31, 2013		2,501,574	-	(145,279)	(32,116)	32,387	70,979	85,438	(18,162)	611,130	(2,455,025)	650,926	567,574	1,218,500
Other comprehensive income (loss), net		-	-	-	-	-	-	-	(120,551)	-	-	(120,551)	-	(120,551)
Net loss for the year		-	-	-	-	-	-	-	-	-	(1,246,169)	(1,246,169)	128,888	(1,117,281)
Stock options exercised		771	51	-	-	-	-	-	-	-	-	822	2,346	3,168
Capital decrease in subsidiary		-	-	-	-	-	-	-	-	-	-	-	(456,144)	(456,144)
Share-based payments		-	-	-	-	-	-	9,084	-	-	-	9,084	1,254	10,338
Capital increase		116,403	-	-	-	-	-	-	-	-	-	116,403	-	116,403
Share issuance costs		-	-	(4,935)	-	-	-	-	-	-	-	(4,935)	-	(4,935)
Gains on change in investment		-	-	-	-	-	-	-	-	2,063	-	2,063	1,411	3,474
Gains on investment sold - G.A.		-	-	-	-	-	-	-	-	73,970	-	73,970	37,949	111,919
Dividend paid		-	-	-	-	-	-	-	-	-	-	-	(67,409)	(67,409)
Dividends declared		-	-	-	-	-	-	-	-	-	-	-	(15,740)	(15,740)
Interest attributable to shareholders’ equity		-	-	-	-	-	-	-	-	-	-	-	(14,716)	(14,716)
Restricted shares transferred		-	-	-	759	-	-	(759)	-	-	-	-	-	-
Balances as of December 31, 2014		2,618,748	51	(150,214)	(31,357)	32,387	70,979	93,763	(138,713)	687,163	(3,701,194)	(518,387)	185,413	(332,974)
Other comprehensive income (loss), net		-	-	-	-	-	-	-	(40,226)	-	-	(40,226)	-	(40,226)
Net loss for the year		-	-	-	-	-	-	-	-	-	(4,460,883)	(4,460,883)	169,643	(4,291,240)
Stock options exercised		89	(51)	-	-	-	-	-	-	-	-	38	3,737	3,775
Capital increase		461,273	-	-	-	-	-	-	-	-	-	461,273	-	461,273
Share issuance costs		-	-	(5,009)	-	-	-	-	-	-	-	(5,009)	-	(5,009)
Share-based payments		-	-	-	-	-	-	13,516	-	-	-	13,516	836	14,352
Gains on change in investment		-	-	-	-	-	-	-	-	3,216	-	3,216	1,215	4,431
Restricted shares transferred		-	-	-	8,658	(4,505)	-	(4,153)	-	-	-	-	-	-
Interest attributable to shareholders’ equity		-	-	-	-	-	-	-	-	-	-	-	(17,566)	(17,566)
Dividends declared		-	-	-	-	-	-	-	-	-	-	-	(119,256)	(119,256)
Balances as of December 31, 2015		3,080,110	-	(155,223)	(22,699)	27,882	70,979	103,126	(178,939)	690,379	(8,162,077)	(4,546,462)	224,022	(4,322,440)
Other comprehensive income, net		-	-	-	-	-	-	-	31,710	-	-	31,710	-	31,710
Stock options exercised		-	-	-	-	-	-	-	-	-	-	-	3,507	3,507
Share issuance costs		-	-	(395)	-	-	-	-	-	-	-	(395)	-	(395)
Share-based payments	21	-	-	-	-	-	-	12,658	-	-	-	12,658	413	13,071
Gains on change in investment	12	-	-	-	-	-	-	-	-	2,872	-	2,872	313	3,185
Net income for the year		-	-	-	-	-	-	-	-	-	849,619	849,619	252,745	1,102,364
Restricted shares transferred	11	-	-	-	9,328	(7,462)	-	(1,866)	-	-	-	-	-	-
Interest attributable to shareholder’s equity		-	-	-	-	-	-	-	-	-	-	-	(10,422)	(10,422)
Dividends declared		-	-	-	-	-	-	-	-	-	-	-	(177,331)	(177,331)
Balances as of December 31, 2016		3,080,110	-	(155,618)	(13,371)	20,420	70,979	113,918	(147,229)	693,251	(7,312,458)	(3,649,998)	293,247	(3,356,751)

The accompanying notes are an integral part of these consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Statements of cash flows

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$)

	2016	2015	2014
Operating activities
Net income (loss) for the year	1,102,364	(4,291,240)	(1,117,281)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	447,668	419,691	463,296
Allowance for doubtful accounts	9,806	39,287	17,143
Provisions for legal proceedings	189,244	44,460	12,245
(Reversal) provision for inventory obsolescence	-	(414)	631
Deferred taxes	1,114	648,000	43,817
Equity results	1,280	3,941	2,490
Share-based payments	13,524	14,352	10,338
Exchange and monetary variations, net	(1,149,616)	1,723,441	636,637
Interest on debt and finance leases	682,188	600,410	446,636
Unrealized hedge results	82,990	18,475	15,901
Provision for profit sharing	56,238	10,633	27,000
Write-off property, plant and equipment and intangible assets	181,308	25,069	5,418
Losses from capital increase in associate	1,368	-	-
Other	16,232	-	(366)
Gain on redemption of debt	(286,799)	-	-
	1,348,909	(743,895)	563,905
Changes in assets and liabilities:
Trade receivables	(307,574)	(149,623)	(44,606)
Short-term investments	83,062	309,749	1,019,303
Inventories	16,648	(60,140)	(22,169)
Deposits	(323,641)	21,077	138,561
Suppliers	204,184	210,474	183,231
Advance ticket sales	(20,710)	105,044	(118,191)
Mileage program	9,374	211,940	127,493
Advances from customers	3,364	10,263	(168,210)
Salaries	(23,351)	(15,438)	(5,144)
Landing fees	(74,090)	(1,492)	43,814
Tax obligations	257,464	233,930	125,789
Derivatives	(13,384)	(6,267)	(67,199)
Provisions	(253,643)	(61,386)	(151,423)
Other assets (liabilities)	(94,774)	98,625	55,452
Interest paid	(606,405)	(548,773)	(427,698)
Income taxes paid	(226,500)	(213,555)	(123,716)
Net cash flows from (used in) operating activities	(21,067)	(599,467)	1,129,192
Investing activities
Restricted cash	542,107	(403,854)	(77,094)
Short-term investments	(45,651)	(254,416)	(160,510)
Dividends received from associate	1,993	1,302	-
Investment acquisition	(3,439)	-	(25,791)
Investment sale, net of tax effects	-	-	65,703
Advances for property, plant and equipment acquisition, net	536,444	(167,646)	11,566
Property, plant and equipment	(409,709)	(391,731)	(199,176)
Intangible assets	(29,656)	(42,812)	(46,308)
Net cash flows from (used in) investing activities	592,089	(1,259,157)	(431,610)
Financing activities
Loan funding, net of issuance costs	-	2,468,531	2,152,544
Loan payments	(520,519)	(1,632,039)	(1,797,308)
Finance lease payments	(342,791)	(409,519)	(255,903)
Exchange offer costs	(27,249)	-	-
Capital decrease on subsidiary to non-controlling interests	-	-	(456,144)
Capital increase	-	465,048	119,520
Share issuance cost	(395)	(5,009)	(4,935)
Interest attributable to shareholders’ equity paid by subsidiary to non-controlling interests	(8,695)	(17,566)	-
Dividend paid by subsidiary to non-controlling interests of Smiles	(163,134)	(119,256)	(67,409)
Other	-	-	51
Net cash flows from (used in) financing activities	(1,062,783)	750,190	(309,584)
Foreign exchange variation on cash held in foreign currencies	(18,364)	281,993	(124,872)
Net increase in cash and cash equivalents	(510,125)	(826,441)	263,126

Cash and cash equivalents at beginning of the year	1,072,332	1,898,773	1,635,647
Cash and cash equivalents at the end of the year	562,207	1,072,332	1,898,773

The accompanying notes are an integral part of these consolidated financial statements.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.     General information

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GLAI”) is a publicly-listed company incorporated on March 12, 2004, under the Brazilian Corporate Law. The Company is a holding company of the following main subsidiaries: (i) Gol Linhas Aéreas S.A. (“GLA”, formerly “VRG Linhas Aéreas S.A.”, which is mainly engaged in (a) the regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the regulator; and (b) other activities in relation to flight transport services provided in its by-laws; and (ii) Smiles S.A. (“Smiles”), which mainly operates (a) the development and management of its own or third party’s customer loyalty program, and (b) sale of redemption rights of awards related to the loyalty program.

Additionally, the Company is the direct parent Company of the wholly-owned subsidiaries GAC Inc. (“GAC”), Gol Finance Inc. (“Gol Finance”), Gol LuxCo S.A. (“Gol LuxCo”), Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”) and indirect parent Company of Webjet Participações S.A. ("Webjet").

The Company’s corporated address is located at Praça Comandante Linneu Gomes, s/n, concierge 3, building 24, Jardim Aeroporto, São Paulo, Brazil.

The Company’s shares are traded on the BM&FBOVESPA and on the New York Stock Exchange (“NYSE”). The Company adopted Level 2 Differentiated Corporate Governance Practices from BM&FBOVESPA and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created for companies committed to apply differentiated corporate governance practices.

The Company has in recent years faced a challenging scenario, which has negatively affected its results, liquidity and capital structure. In 2016, the Company embarked on a series of initiatives to adjust its capacity and network to the existing market conditions:

•           Fleet reduction. In 2016, the Company reduced its operating fleet by 21 Boeing 737 aircraft, from 142 operational aircraft at the 2015 to 121 at the end of 2016, representing an average of 7.4 million seats, the most aggressive capacity reduction adopted by an airline in Brazil. The decrease in the number of aircraft was achieved by the return of aircraft under finance leases, sale of aircraft and sale of the Company’s rights to three aircraft deliveries from Boeing in 2016, which would have replaced outgoing fleet aircraft. In sale-leaseback transactions, the Company obtained low lease rates so as to maintain its operating costs (CASK) low.

•           Route network redesign. In 2016, the Company changed its route network to focus on more profitable routes and reduced the number of take-offs and seats by 17.2% and 16.9% respectively, and the number of ASKs by roughly 7%;

•           Supplier negotiations. Contractual obligations with key suppliers were adjusted to reduce costs and conform to the new network and fleet profiles. New 737 MAX aircraft deliveries were delayed until mid-2018;

•           Leasing contract negotiations. Commercial terms of more than 70% of GLA's aircraft operating leases were renegotiated, including returning aircraft, deferring and reducing aircraft return cost obligations and reducing lease payments. These changes are expected to result in cost reductions in operating leases in excess of US$50 million in 2017; and

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

•           Operating cost reductions. The Company implemented various operating cost-saving initiatives, including overhead reduction of 7.4%, introduction of part-time employees to offset reduced demand during low seasons and renegotiations with suppliers.

In addition to the Company’s fleet rationalization and network redesign, the Company adjusted its capital structure and debt profile as follows:

•           Delta financing support. Working closely with Delta, in August 2015, the Company entered into an unsecured term loan of US$300 million, fully guaranteed by Delta. Being able to offer this guarantee allowed us to secure this financing on amounts and on terms that most likely would not have been available to us otherwise. The obligation to reimburse Delta if its guarantee is called upon is secured by a pledge to Delta of the Company’ shares in Smiles. The financing support was extended in 2016 and early 2017 to a backstop guarantee up to US$32.0 million and maintenance obligations of US$50 million.

•           Advance ticket sales. On February 26, 2016, GLA entered into a miles and tickets purchase agreement with Smiles, totaling up to R$1.0 billion, providing for advance ticket sales to Smiles in various tranches through June 30, 2017. In 2016, Smiles disbursed a total of R$760 million and, on February 3, 2017, another R$120 million as part of this agreement.

•           Debt restructuring. US$175.7 million in senior unsecured bonds were exchanged for U$81.5 million in newly issued secured bonds with maturities in 2018, 2021 and 2028 with a haircut in the amount owed of US$101.7 million. The maturity of the outstanding R$1.0 billion in debentures was extended to 2018 and 2019.

By the end of 2016, the Company had restructured its debt, reduced the size of its fleet and renegotiated certain of its aircraft lease and other obligations with key suppliers.

In addition, in February 2017, the company entered into a sale and leaseback agreement with AWAS for five Boeing 737 MAX 8 aircraft, with total value of US$550.0 million, according to list prices.

Irregular Payments Investigation

In 2016, the Company received inquiries from Brazilian tax authorities regarding certain payments to firms that turned out to be owned by politically exposed persons in Brazil. Following an internal investigation, the Company retained U.S. and Brazilian legal counsel to conduct an external independent investigation to ascertain the facts with regard to these and any other payments identified as irregular and to analyze the adequacy and effectiveness of the Company’s internal control and compliance programs in light of the findings of the investigation.

In December 2016, the Company entered into a leniency agreement with the Brazilian Federal Public Ministry (the “Leniency Agreement”), under which the Company agreed to pay R$12.0 million in fines and to make improvements to its compliance program. In turn, the Federal Public Ministry agreed not to bring any criminal or civil suits related to activities that are the subject of the Leniency Agreement and that may be characterized as (i) acts of administrative impropriety and related acts involving politically exposed persons or (ii) other possible actions, which at the date of the Leniency Agreement had not been identified by the ongoing investigation (any such actions possibly resulting in an increase in the fines under the Leniency Agreement). In addition, the Company paid R$4.2 million in fines to the Brazilian tax authorities related to the above-mentioned payments. The Company voluntarily informed the U.S. Department of Justice, the SEC and the CVM of the external independent investigation and the Leniency Agreement.

The external independent investigation was concluded in April 2017. It revealed that certain additional irregular payments were made to politically exposed persons. None of the amounts paid were material (individually or in the aggregate) in terms of cash flow, and none of our current employees, representatives or members of our board or management knew of any illegal purpose behind any of the identified transactions or knew of any illicit benefit to the Company arising out of the transactions investigated. The Company will be reporting the conclusions of the investigation to the relevant authorities in due course. These authorities may impose significant fines and possibly other sanctions on the Company.

During 2016, the Company took steps to strengthen and expand its internal control and compliance program. Among other measures, the Company commenced monitoring its transactions with politically exposed persons, and enhanced its procurement procedures and the procedures for the contracting and execution of services by outside providers. The Company will continue to further improve its internal controls and compliance programs.

2.     Approval and summary of significant accounting policies applied in preparing the financial statements

The Company’s consolidated financial statements were authorized for issue by Management on May 1, 2017.

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

The Company's consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 were prepared based on the going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business.

Except for Gol Dominicana, which functional currency is U.S. dollar, the Company and its subsidiaries functional currency is the Brazilian Real. The presentation currency of these financial statements is the Brazilian Real.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Certain comparative amounts were reclassified to conform to the current year presentation.

Basis of consolidation

The consolidated financial statements comprise Gol Linhas Aéreas Inteligentes S.A., its direct and indirect subsidiaries, jointly controlled and associate, as presented below:

Entity	Date of constitution	Location	Operational activity	Type of control	% equity interest
					12/31/2016	12/31/2015
GAC	03/23/2006	Cayman Islands	Aircraft acquisition	Direct	100.0	100.0
Gol Finance	03/16/2006	Cayman Islands	Financial funding	Direct	100.0	100.0
Gol LuxCo	06/21/2013	Luxemburg	Financial funding	Direct	100.0	100.0
GLA	04/09/2007	Brazil	Flight transportation	Direct	100.0	100.0
Webjet	08/01/2011	Brazil	Non-operational	Indirect	100.0	100.0
Smiles	06/10/2012	Brazil	Frequent flyer program	Direct	53.8	54.1
Gol Dominicana	02/28/2013	Dominican Republic	Non-operational	Direct	100.0	100.0
Jointly controlled:
SCP Trip	04/27/2012	Brazil	Flight Magazine	Indirect	60.0	60.0
Associate:
Netpoints	11/08/2013	Brazil	Loyalty program	Indirect	25.4	21.3

The accounting policies were applied consistently in all the consolidated entities and are consistent with those used in previous years. All the transactions, balances, income and expenses between the consolidated entities are fully eliminated in the consolidated financial statements.

The summary of significant accounting policies adopted by the Company is as follows:

a) Cash and cash equivalents

Cash and cash equivalents include bank deposits and short-term investments with maturities of three months or less (or with no restriction period for redemption) which have high liquidity and are readily convertible into a known amount of cash and have an insignificant risk of change in value.

b) Short-term investments

Short-term investments are represented by financial investments with first-tier financial institutions and include exclusive investment funds.

c) Restricted cash

Restrict cash comprises mainly deposits in guarantee and linked to securities, and short and long term debt.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

d) Trade receivables

Trade receivables are measured based on cost, less allowances for doubtful accounts, which approximate their fair value, due to their short-term nature.

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

e)    Inventories

Inventories are comprised primarily of maintenance and spare parts and materials, and are stated at the lower of cost and net realizable value. The cost of inventories is determined using the average cost method and includes expenses incurred in their acquisition and transportation to their current location. The provision for inventory obsolescence is recorded when losses are probable.

f)     Financial assets and liabilities

Financial assets

After initial recognition, these are measured in each balance sheet with the predefined classification, based on the purposes for which they were acquired or issued, as described below:

i. Financial assets at fair value through profit or loss: include financial assets held for trading (i.e., acquired primarily for the purpose of sale in the short term) and financial assets designated upon initial recognition at fair value through profit or loss. Interest, inflation adjustment, foreign exchange changes and changes arising from the adjustment to fair value are recognized in profit or loss under financial income or financial expenses, when earned or incurred. The Company has cash equivalents, shortterm investments and restricted cash classified under this category.

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

For the years ended December 31, 2016, 2015 and 2014

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

•         Not designated as hedge accounting: the Company may use derivative financial instruments as not designated as hedge accounting when the objectives of the risk Management do not require such classification. The nondesignated operations have movements in fair value directly recognized in financial results.

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

For the years ended December 31, 2016, 2015 and 2014

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

Hedge accounting is discontinued prospectively when the Company (i) cancel the hedge operation; (ii) the derivative matures or is sold, terminated, or exercised, or (iii) when no longer qualifies as hedge accounting. If the operation is discontinued, any gains or losses previously registered and accumulated in equity in “Other comprehensive income (loss)” until that date are registered on statement of operations as the operation is registered. When the Company expects that the hedge operation will no longer occur, the accumulated and deferred gains or losses in equity are immediately recorded in profit or loss, under the same line that it was initially recorded.

Offsetting of financial instruments: financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

g)    Deposits

Aircraft and engine maintenance deposits: refer to payments made in U.S. dollars by the Company to commercial lease companies to be used in future aircraft and engine maintenance work. The realization of these assets occurs substantially by utilization of the deposits to pay the maintenance services and the receipts of funds, according to the negotiations with the lessors. The exchange rate variations arising from payments, net of uses for maintenance, are recognized as an expense or revenue in the financial results. Management performs regular reviews of the recovery of maintenance deposits based on future maintenance events, and believes that the amounts recorded in the consolidated financial position are recoverable.

Certain lease agreements establish that if a maintenance event does not occur, the deposits are not refundable. Any excess amounts retained by the lessor upon termination of the lease agreement are recognized in profit or loss, under “maintenance, materials and repairs”.

Additionally, the Company maintains agreements with some lessors under which the deposits have been replaced by letters of credit, which can be executed by the lessor if the aircraft maintenance is not performed as scheduled. Many of the aircraft lease agreements do not require maintenance deposits and are guaranteed with letters of credit. As of December 31, 2016, no letter of credit has been executed.

Deposits in guarantee and collaterals for lease agreements: the deposits in guarantee and collaterals are denominated in U.S. dollars, and are adjusted on a monthly basis for foreign exchange fluctuations, they do not bear interest and are reimbursable to the Company upon termination of the agreements.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

h)    Leases and sale-leaseback transactions

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

The difference between the present value and the total amount of falling due installments is charged to profit or loss as financial expenses. The corresponding obligation to the lessor is accounted for as short and long term debt. The aircraft held under finance leases, which have a purchase option at the end of the contract, are depreciated on a straight¬line basis over the useful life at rates calculated to write down the cost to the estimated residual value of 20% based on market price valuations. All other aircraft recorded in property, plant and equipment, when there is no reasonable certainty that the Company will obtain ownership of the property at the end of the contractual term, are depreciated over the shorter of the useful life of the assets and the lease agreement. The other leases are classified as operating leases and are recognized as an expense in profit or loss on a straight¬line basis over the term of the lease agreement.

Lease payments under operating leases are recognized as an expense on a straight-line basis over the lease term in “Aircraft leases”. Future payments are not recognized in the financial statements but are future commitments undertaken are presented on Note 26.

Gains or losses related to sale-leaseback transactions classified as an operating lease after the rights sale are accounted as follows:

•      Immediately recorded in profit or loss when it is clear that the transaction is established at fair value;

•      If the sale price is below fair value, any profit or loss is immediately recognized as other (expense) income, however if the loss is compensated by future lease payments at below or above market price (the gains or losses are deferred and amortized in proportion to the lease payments during the period that the assets will be used);

•      In the event of the sale price being higher than the fair value of the asset, the value exceeding the fair value is deferred and amortized during the period when the asset is expected to be used. The amortization of the gain is recorded as a reduction in lease expenses.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The amount of deferred losses is recorded as other current or noncurrent assets, and the amount of deferred gains is recorded as other liabilities. The breakdown between short and long-term is based on the lease terms.

If the sale-leaseback transactions results in finance lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term. The Company did not enter into any sale-leaseback transaction that resulted in a financial lease during the years ended December 31, 2016, 2015 and 2014.

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

The leased asset is depreciated over the useful life of the asset. However, when it is uncertain that ownership will be transferred to the Company at the end of the lease agreement, the asset is depreciated over its expected useful life or the contractual lease term period, which ever is shorter.

Other engine and aircraft leases are classified as operating leases and lease expense on a straight-line basis on the statement of operations.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Aircraft and engine redelivery expenses: the Company records a provision for future costs to be incurred upon the aircraft return. Such provision is determined based on the the estimated costs to be incurred upon redelivery and the contractual requirements of operating lease agreements as described in Note 14. After initial recognition, the corresponding asset is depreciated on a straight line basis over the terms of the contract.

Capitalization of the costs from major maintenances of aircraft and engines: costs on major maintenance (including replacement and labor parts) are capitalized only when there is an extension of the estimated useful life of the aircraft or the engine. Such costs are capitalized and depreciated until the next major maintenance. Incurred costs that do not extend the useful life of the aircraft or the engine, or related to other components of the aircraft are recognized directly in profit or loss.

j)      Intangible assets

Intangible assets are non-monetary assets without physical properties, which carrying amount of intangible assets with indefinite life is tested for impairment annually or when strong evidence of changes in circumstances indicates that the carrying amount may not be recoverable.

Goodwill: goodwill is annually tested for impairment by comparing the carrying amount of the cash-generating units (GLA and Smiles) with its recoverable amount. Management exercises considerable judgment to assess the impact of operating and macroeconomic changes in order to estimate the future cash flows and measure the recoverable amount of that asset.

Airport operating rights: airport operating rights were acquired as part of the acquisition of GLA and of Webjet, and were recognized at fair value at the acquisition date and are not amortized. Those rights are considered to have an indefinite useful life due to several factors and considerations, including requirements and necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The carrying value of these rights is evaluated annually as to its recoverable amount or in case of changes in circumstances indicates that carrying values may not be recoverable. No impairment has been recorded until as of the balance sheet date.

Software: The costs related to the acquisition or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period on a straight-line basis in accordance with the software agreement.

k)    Income taxes

The income tax and social contribution expenses are represented by the sum of current and deferred income taxes.

Current income taxes: the provision for income tax and social contribution is based on the taxable income. The provisions for income and social contribution taxes are calculated for each company on a stand alone basis using statutory rates in effect at the end of the year.

Deferred income taxes: deferred income taxes are recognized on temporary differences and net operating losses carryforward at the end of the reporting date between the balances of assets and liabilities recorded in the financial statements and their tax basis used in calculation of taxable income.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that is not probable that sufficient taxable income will be incurred to allow all or part of the deferred tax asset to be realized.

Deferred tax related to items recognized directly in equity is also recognized in equity. Deferred tax items are recognized in accordance with the transaction that gave rise to the deferred tax, in other comprehensive income (loss) or directly in equity. Deferred tax assets are recognized only if they are expected to be realized.

Net operating losses carryforward are recorded based on the expected future taxable income for each company, in accordance with legal limitations.

The calculation of the expected future taxable income is based on the business plan, and are annually reviewed and approved by the Company’s Board of Directors.

l)      Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation.

Provision for aircraft return: for aircraft operating leases, the Company is contractually required to return the equipment in a predefined level of operational capability. In these cases, the Company accrues the cost of returning, since these are present obligations arising from past events that will generate future disbursements, whose measurement is made with reasonable assurance. These costs are primarily related to expenses of aircraft reconfiguration (interior and exterior), obtaining licenses and certifications techniques, painting, etc. according to return agreement clauses. The estimated cost is initially recorded at present value and the consideration of the provision for aircraft return is made under "Aircraft reconfigurations/overhauling" of property, plant and equipment (see Note 14). After initial recognition, the asset is depreciated on a straight-line basis and liabilities updated according to the discount rate estimated by the Company with the result shown in financial result. Any changes in the estimated costs to be incurred are recorded prospectively.

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

Provision for legal proceedings: Provisions are recorded for all the lawsuits that represent probable loss according to its individual assessment, considering the estimated financial outflow. If the Company expects that some or all of the provision to be reimbursed, the reimbursement is recorded as a separate asset. The expense related to any provision is presented in the statement of operations, net of any reimbursement.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

m)  Revenue recognition

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

n)    Deferred revenue

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

o)    Share-based payments

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

p)    Segment information

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company has two reportable segments, as described below:

Flight transportation: the operations are derived from GLA and consist of air transportation services and the major assets that contribute to the generation of revenues are its aircraft. Other revenues primarily arise from cargo, excess baggage charges and cancellation fares, all directly attributable to flight transportation services.

Smiles loyalty program: the operations in this segment are represented by miles sales transactions to airline and non-airline partners. Under this context, the program management, marketing and rights of redemption of prizes and creating and managing the database of individuals and corporations.

q)    Foreign currency transactions

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

r)     Main accounting estimates and assumptions adopted

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

Impairment of non-financial assets: the Company assesses if there are indications of impairment for all non-financial assets at the balance sheet date, or when there is evidence that the carrying amount may not be recoverable. The recoverable values of the cash-generating unit were determined using its value-in-use. The value-in-use is determined based on the assumption of discounted cash flows.

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

For the years ended December 31, 2016, 2015 and 2014

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

2.3. New standards, amendments and interpretations

a) Issued by the IASB, not effective until the date of these financial statements and have not been early adopted by the Company:

IFRS 9 Financial Instruments:

In July 2014, the IASB issued the final version of IFRS 9 – “Financial Instruments”, that replaces the IAS 39 – “Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. The standard introduces new requirements on classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions. The adoption of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets and, based on the instruments in effect until the moment, the Company does not expect significant impacts on the classification and measurement of its financial liabilities.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

IFRS 15 Revenue from Contracts with Customers:

In 2014, the International Accounting Standards Board (IASB) issued standard IFRS15 - Revenue from Contracts with Customers, which will be in effect for fiscal years beginning on or after January 1, 2018. IFRS15 presents revenue recognition principles based on a five-step model to be applied to all contracts with customers, in accordance with the entity’s performance requirements. The Company expects to adopt the new standard on the date it becomes effective using the full retrospective method. In 2016, the Company carried out a preliminary assessment of IFRS 15, which is subject to changes due to more detailed analyses that are still in progress. Among the main challenges for the adoption of IFRS 15, the Company believes that the recognition of the following revenues may change compared with the current format:

a) Passenger revenue arising from codeshare agreements: corresponds to agreements where two or more airlines get into an agreement to provide air transportation services. In situations when the Company will work as the principal, revenue will be recognized based on the gross value of the transaction (price of the ticket to the final customer), rather than on the portion that corresponds only to the service provided by the Company.

b) Ancillary revenue: comprises all revenue related to air transportation services, such as excess baggage, cancelation fees, refunds, among others. These revenues must be assessed and classified as “distinct” or “related to the main service”, and are recognized only when the air transportation service incurred. In this regard, the Company does not expect significant changes, since these revenues are already recognized based on this criteria, at the moment of recognition of passenger transportation revenue. Accordingly, the recognition of ancillary revenue is already in line with the new standard.

c) Recognition of revenue from the loyalty program: considering that the Smiles program works as a separate entity and that the allocation of the fair value corresponds to the amount for which the mile has been sold, the Company does not expect any material impact on the calculation of the transaction price for separate performance obligations.

d) Breakage revenue: comprises the expectation of mileage and tickets that are not likely to be used by the customer. To recognize these revenues, the Company uses analysis tools and statistical data that allow the estimate to be calculated with a reasonable level of certainty. Given the standard’s specific requirements regarding this, the Company does not believe that the implementation of IFRS 15 will cause material impacts.

Although the pronouncement allows for early adoption as of January 1, 2017, the Company will only adopt the new standard as of January 1, 2018. Additionally, the Company will continue assessing the impacts from the adoption of the new standard and will disclose additional information as the analyses are concluded.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

IFRS 16 Leases:

In January 2016, the IASB issued the final version of “IFRS 16 – Leases”, which establishes the principles for recognition, measurement, presentation and disclosure of lease operations. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019. IFRS 16 requires that, for the majority of leases, the lessor records an asset related to the right of use of the leased item, and a liability related to the lease. The Company has 96 of 130 aircraft leased, the adoption of this standard will have a material impact on the Company, with the potential increase in the assets corresponding to the right of use of the leased item and liabilities related to the leases, which will be recorded in the statements of financial position as of the adoption date.

b) Additionally, the following new standards, amendments and interpretations were issued or revised by IASB and applied for the first time in 2016:

•           Amendments to IAS 16 and IAS 38 – Clarification of Acceptable Methods of Depreciation and Amortization – The amendments clarify the principle in IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is a part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets. The amendments are applicable prospectively for annual periods beginning on or after January 1, 2016;

•           Amendments to IAS 27 – Equity Accounting in Separate Financial Statements – The amendments allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. These amendments do not have any impact on the Company’s consolidated financial statements.

The amendments are applicable prospectively for annual periods started on or after January 1, 2016;

Annual improvements –2012-2014 Cycle – Applicable to annual periods started on or after July 1, 2016;

•           IFRS 7 Financial Instruments – Disclosure - The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and the arrangement against the guidance for continuing involvement in IFRS 7 in order to assess whether the disclosures are required. The assessment of which servicing contracts constitute continuing involvement must be made retrospectively. However, the required disclosures need not be provided for any period beginning before the annual period in which the entity first applies the amendments.

•           IAS 34 Preparation and disclosure of interim financial reporting. The amendment clarifies that the required interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the interim financial report. The other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. This amendment is applied retrospectively;

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

•           Amendment to IAS 1 – Disclosure Initiative – The amendments clarify: (i) the materiality requirements in IAS 1; (ii) that specific line items in the statements of profit or loss and OCI and the statement of financial position may be disaggregated; (iii) that entities have flexibility as to the order in which they present the notes to financial statements; (iv) that the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statements of profit or loss and OCI. The amendments are applicable prospectively to annual periods beginning on January 1, 2016, with early adoption being allowed;

•           Amendments to IFRS 10, IFRS 12 and IAS 28 – Investment Entities: Applying the Consolidation Exception – The amendments address issues that have arisen in applying the investment entities exception under IFRS 10 - Consolidated Financial Statements. The amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value. The amendments are applicable prospectively to annual periods beginning on January 1, 2016, with early adoption being allowed.

There are no other standards and interpretations issued but not yet adopted that, in Management's opinion, have a significant impact on the Company’s results or equity.

3.     Cash and cash equivalents

	12/31/2016	12/31/2015
Cash and bank deposits	246,528	629,638
Cash equivalents	315,679	442,694
	562,207	1,072,332

The breakdown of cash equivalents is as follows:

	12/31/2016	12/31/2015
Private bonds	45,882	207,997
Investment funds	269,797	234,697
	315,679	442,694

As of December 31, 2016, the cash equivalents were comprised by private bonds (Bank Deposit Certificates - “CDBs”), buy-back transactions and time deposits, remunerated at a weighted average rate equivalent to 52% (97% as of December 31, 2015) of the Interbank Deposit Certificate rate (“CDI”) on the onshore investments.

The investment funds classified as cash equivalents have high liquidity and, according to the Company assessment, are readily convertible to a known amount of cash with insignificant risk of change in value.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.     Short-term investments

	12/31/2016	12/31/2015
Private bonds	77,080	196,283
Government bonds	41,104	12,769
Investment funds	313,049	282,668
	431,233	491,720

As of December 31, 2016, the private bonds were represented by time deposits and financial letters with first-rate financial institutions, remunerated at a weighted average rate equivalent to 38% (110% as of December 31, 2015) of the CDI rate on onshore investments.

Government bonds are primarily represented by LFT, LTN and NTN remunerated at a weighted average of 102% (98% as of December 31, 2015) of the CDI rate.

Investment funds include private and government bonds remunerated at a weighted average of 101% (83% as of December 31, 2015) of the CDI rate, and the value may be subject to significant changes before redemption or maturity.

5.     Restricted cash

	12/31/2016	12/31/2015
Margin deposits for hedge transactions (a)	-	101,075
Deposits in guarantee of letter of credit (b)	15,721	359,604
Escrow deposits (c)	67,345	63,978
Escrow deposits - Leases (d)	78,015	158,835
Escrow deposits - Citibank (e)	-	48,810
Other deposits	7,688	3,102
	168,769	735,404

Current	-	59,324
Noncurrent	168,769	676,080

(a)   The balance as  of December 31, 2015 was US$27,411 denominated in U.S. dollars, remunerated by Libor rate (average remuneration of 0.5% p.a.).

(b)   In the year ended December 31, 2016, the Company paid loans to Banco Safra and, therefore, redeemed the amount of R$117,618 related to GLA’s guaranteed operations, and R$68,333 related to Webjet’s guaranteed operations. Additionally, the Company redeemed R$100,000 related to Finimp transactions (see Note 16). The remaining amounts relate mainly to judicial deposits related to labor claims and Finimp agreements.

(c)   Includes R$29,360 related to a contractual guarantee for Supreme Court of Justice (STJ) related to PIS and COFINS on interest attributable to shareholders’ equity paid to GLAI as described in Note 20b. The other amounts relate to guarantees of GLA letters of credit.

(d)   Related to deposits required to obtain letters of credit for aircraft operating leases from GLA.

(e)   The amount as of December 31, 2016 is related to an additional escrow deposits with Delta Air Lines Inc. related to the Term Loan guarantee. During the year ended December 31, 2016, the Company had not exceeded the contractual limits that would require a deposit of this type, therefore the balance was fully redeemed.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

6.     Trade receivables

	12/31/2016	12/31/2015
Local currency
Credit card administrators	345,798	115,236
Travel agencies	228,089	248,644
Cargo agencies	41,926	31,916
Airline partners companies	4,153	3,056
Other	66,774	52,651
	686,740	451,503
Foreign currency
Credit card administrators	49,104	32,725
Travel agencies	16,323	9,704
Cargo agencies	2,215	321
Airline partners companies	31,200	18,756
Other	8,837	-
	107,679	61,506
	794,419	513,009

Allowance for doubtful accounts	(34,182)	(50,389)
Total trade receivables	760,237	462,620

The aging list of trade receivables is as follows:

	12/31/2016	12/31/2015
Not yet due	664,317	420,194
Overdue until 30 days	19,117	14,253
Overdue 31 to 60 days	5,623	7,500
Overdue 61 to 90 days	7,843	3,376
Overdue 91 to 180 days	23,109	10,071
Overdue 181 to 360 days	24,279	21,199
Overdue above 360 days	50,131	36,416
	794,419	513,009

The changes in the allowance for doubtful accounts are as follows:

	12/31/2016	12/31/2015
Balance at beginning of the year	(50,389)	(83,837)
Additions	(9,806)	(39,287)
Unrecoverable amounts	16,250	57,514
Recoveries	9,763	15,221
Balance at the end of the year	(34,182)	(50,389)

7.     Inventories

	12/31/2016	12/31/2015
Consumables	27,281	28,677
Parts and maintenance materials	160,884	176,804
Others	6,867	6,199
Provision for obsolescence	(12,444)	(12,444)
	182,588	199,236

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The changes in the provision for obsolescence are as follows:

	12/31/2016	12/31/2015
Balances at the beginning of the year	(12,444)	(12,858)
Addition	-	(2,273)
Write-off and reversal	-	2,687
Balances at the end of the year	(12,444)	(12,444)

8.     Deferred and recoverable taxes

8.1.        Recoverable taxes

	12/31/2016	12/31/2015
Prepaid income taxes	51,215	78,775
Withholding income tax (IRRF) (a)	9,601	6,803
PIS and COFINS (b)	16,908	17,465
Withholding tax of public institutions	8,130	14,378
Value added tax – IVA (c)	12,044	11,252
Others	1,449	2,786
Total	99,347	131,459

Current assets	27,287	58,074
Noncurrent assets	72,060	73,385

(a) IRRF: withholding income tax levied on financial income from financial investments.

(b) Contributions to Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS).

(c) IVA: Value added tax on sales of goods and services abroad.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

8.2.        Deferred tax assets (liabilities) - Noncurrent

	12/31/2016	12/31/2015
Net operating losses carryforward
Income tax losses	9,149	5,122
Negative basis of social contribution	3,294	1,844
Temporary differences:
Mileage program	9	5,422
Allowance for doubtful accounts and other credits	13,823	13,980
Provision for losses on VRG’s acquisition	143,350	143,350
Provision for legal proceedings and tax liabilities	17,487	12,518
Aircraft return	32,515	39,731
Derivatives recorded in other comprehensive income	-	92,180
Derivative transactions not settled	7,484	(4,454)
Derivative transactions settled	(5,849)	-
Tax benefit due to goodwill incorporation (*)	29,177	43,765
Flight rights	(353,226)	(353,226)
Depreciation of engines and parts for aircraft maintenance	(148,581)	(167,577)
Reversal of goodwill amortization on VRG’s acquisition	(127,659)	(127,659)
Aircraft leases	30,589	75,051
Other	117,577	82,386
Total deferred taxes, net	(230,861)	(137,567)

Deferred tax assets – noncurrent	107,159	107,788
Deferred tax liabilities – noncurrent	(338,020)	(245,355)

(*) Related to the tax benefit from the reverse merger of G.A. Smiles Participações S.A. by Smiles. Under the terms of the current tax legislation, the goodwill amortization for tax purposes will be a deductible expense on the taxable income calculation.

The Company, GLA and Webjet have net operating losses carryforward, represented by income tax losses and negative basis of social contribution. The net operating losses carryforward do not expire, however, the compensation is limited to 30% of the annual taxable income. Net operating losses carryforward are as follows:

	GLAI		GLA		Webjet
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Income tax losses	190,125	175,583	3,971,845	3,202,891	867,403	870,646
Negative basis of social contribution	190,125	175,583	3,971,845	3,202,891	867,403	870,646

As of December 31, 2016, the tax credits from tax losses carryforward were recorded based on the reasonably expected generation of future taxable income of GLAI and its subsidiaries, subject to legal limitations. The determination of the expected future taxable income were prepared based on the business plan approved by the Board of Directors on January 31, 2017.

The Company’s Management considers that the deferred assets recognized as of December 31, 2016 arising from temporary differences will be realized in connection with the deferred tax liabilities and future results.

The analysis of the realization of deferred taxes assets was prepared on a company basis as follows:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

GLAI: the Company has tax credits of R$65,618, of which R$64,643 is related to net operating losses carryforward and R$975 is related to temporary differences, with realization supported by the long term plan of the Company. However, for the year ended December 31, 2016, the Company assessed the projections of results and did not recognize the amount of R$52,201 related to credits from net operating losses carryforward.

GLA: GLA has tax credits on net operating losses carryforward of R$1,350,427. However, in view of recent events on the political scenario in Brazil, instability of the economic environment, constant fluctuations in the U.S. dollar exchange rate and other variables that significantly affect the projections of future results, as well as, the history of losses in recent years, the Company has not recorded the recognition of total tax credits on net operating losses carryforward. Additionally, the Company analyzed the realization of deferred tax assets on temporary differences and limited the recognition based on the expected realization of deferred tax liabilities on temporary differences. As a result, the Company did not recognize the net amount of R$538,668 of deferred tax assets on temporary differences.

Smiles: Smiles does not have net operating loss carryforwards. The deferred tax credit is comprised only by temporary differences which, according to the history and projections of taxable results, has an expectation of realization.

Webjet: the forecast did not present sufficient taxable income to be realized over future periods, and as a result, tax credits of R$294,917 has not been recorded.

The reconciliation of income taxes expense for the years ended December 31, 2016, 2015 and 2014, is as follows:

	2016	2015	2014
Loss before income taxes	1,361,422	(3,447,100)	(952,680)
Combined tax rate	34%	34%	34%
Income tax credits at the combined tax rate	(462,883)	1,172,014	323,911
Adjustments to calculate the effective tax rate:
Equity results	(435)	(1,340)	(846)
Tax losses from wholly-owned subsidiaries	56,239	(83,702)	(56,882)
Income tax on permanent differences and other	3,803	1,920	(8,716)
Nontaxable revenues (nondeductible expenses), net	(41,913)	(111,828)	(164,330)
Interest attributable to shareholders’ equity	3,543	4,673	11,848
Exchange variation on foreign investments	242,190	(502,938)	(75,224)
Benefit on tax losses and temporary differences not constituted	(59,602)	(1,322,939)	(216,884)
Other	-	-	22,522
Income taxes expense	(259,058)	(844,140)	(164,601)

Current income taxes	(257,944)	(196,140)	(120,784)
Deferred income taxes	(1,114)	(648,800)	(43,817)
	(259,058)	(844,140)	(164,601)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

9.     Deposits

	12/31/2016	12/31/2015
Judicial deposits (a)	432,182	329,248
Maintenance deposits (b)	584,149	515,940
Deposits in guarantee for lease agreements (c)	172,661	174,886
	1,188,992	1,020,074

(a)       Judicial deposits

Judicial deposits and escrow  accounts represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the amount in escrow accounts is related to civil and labor claims arising from the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of December 31, 2016 the blocked amounts regarding the Varig’ succession and the third-party lawsuits were R$101,352 and R$77,695, respectively (R$92,496 and R$75,406 as of December 31, 2015, respectively).

(b)       Maintenance deposits

The Company made deposits in U.S. dollars for maintenance of aircraft and engines that will be used in future events as set forth in some lease contracts.

The maintenance deposits do not exempt the Company and its subsidiaries, as the lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any of the maintenance service providers or to perform such services internally.

The Company holds two categories of maintenance deposits:

i. Maintenance guarantee: related to single deposits that are refunded at the end of the agreement, which may also be used in maintenance events, depending on negotiations with the lessors. The balance as of December 31, 2016 was R$336,318 (R$254,758 as of December 31, 2015).

ii. Maintenance reserve: related to amounts paid monthly based on the utilization of aircraft components, which can be used in maintenance events, according to the lease agreement. As of December 31, 2016, the balance of this reserve was R$247,831 (R$261,182 as of December 31, 2015).

(c)       Deposits in guarantee for lease agreements

As required by some lease agreements, the Company and its subsidiaries hold guarantee deposits in U.S. dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

10.  Transactions with related parties

10.1.     Transportation and consulting services with entities controlled by the controlling shareholder

All the agreements related to transportation and consulting services are held by GLA. The related parties for these services are listed below, together with the object of the agreements and their main contractual conditions:

Breda Transportes e Serviços S.A.: provides airport shuttle services for passengers, luggage and employees. Pursuant to the agreement, prices may be adjusted at 12-month intervals to hold for the same period through an amendment to be signed by the parties, monetarily restated annually based on the IGPM fluctuation (General Market Price Index from Getulio Vargas Foundation). This agreement is currently being renewed.

Expresso União Ltda.: provides transportation to employees, and the agreement expires on April 02, 2018.

Pax Participações S.A.: provides consulting and advisory services, and the agreement expires on April 30, 2017.

Aller Participações S.A.: provides air cargo transportation services, and the agreement has no expiration date.

Limmat Participações S.A.: provides air cargo transportation services, and the agreement has no expiration date.

As of December 31, 2016, GLA recognized total expense related to these services of R$13,013, R$16,106 and R$13,319 for the years ended December 31, 2016, 2015 and 2014, respectively. As of December 31, 2016 and 2015, the balance payable to the related parties was R$800 and R$2,085, respectively, and was mainly related to services provided by Breda Transporte e Serviços S.A.

10.2.     Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, GLA entered into agreements with the related parties Pássaro Azul Taxi Aéreo Ltda., Empresa de Ônibus Pássaro Marrom S/A., Viação Piracicabana Ltda., Thurgau Participações S.A., Comporte Participações S.A., Quality Bus Comércio De Veículos Ltda., Empresa Princesa Do Norte S.A., Expresso União Ltda., Breda Transporte e Serviços S.A., Oeste Sul Empreendimentos Imobiliários S.A. Spe., Empresa Cruz De Transportes Ltda., Expresso Maringá do Vale S.A., Glarus Serviços Tecnologia e Participações S.A., Expresso Itamarati S.A., Transporte Coletivo Cidade Canção Ltda., Limmat Participações S.A., Turb Transporte Urbano S.A. and Vaud Participações, with no expiration date, with the purpose of the issuance of credits to airline tickets purchase from the Company. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify the billing and facilitate the payment between participating companies.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

10.3.     Financing contract for engine maintenance

GLA has a line of funding for maintenance of engines services, which disbursement occurs through the issuance of Guaranteed Notes.  As of December 31, 2016, GLA holds one series of Guaranteed Notes for maintenance of engines, issued on March 13, 2015, maturing up to three years. Delta is the guarantor of the Guaranteed Notes.

As of December 31, 2016, the balance of engine maintenance funding recorded in "Debt" was R$53,417 (R$136,885 as of December 31, 2015), as described in Note 16.

During the year ended December 31, 2016, the engine maintenance expenses conducted by Delta was R$210,220 (R$307,658 in 2015 and R$115,653 in 2014).

10.4.     Term loan guarantee

On August 31, 2015, Gol LuxCo issued a term loan in the amount of US$300,000 through Morgan Stanley, with a term of 5 years and effective interest rate of 6.7% p.a. The term loan has an additional guarantee provided by Delta. For additional information, see Note 5 and 16.

10.5.     Comercial partnership agreement

On February 19, 2014, the Company signed an exclusive strategic partnership for long-term business cooperation with Air France-KLM with the purpose of the sales activities improvements and codeshare expansion and mileage programs benefits between the companies for the customers in the Brazilian and European markets.

The agreement provides for the incentive investment in the Company in the amount of R$112,152, fully received by the Company. The agreement will mature within 5 years and the installments will be amortized on a monthly basis. As of December 31, 2016, the Company has deferred revenue in the amount of R$22,430 and R$26,169 recorded in “Other liabilities” in the current and noncurrent liabilities, respectively (R$28,130 and R$48,599 as of December 31, 2015, respectively).

10.6.     Agreements with Smiles

Operating Agreement: under the operating agreement entered into on December 28, 2012, between GLA and Smiles, effective on January 1, 2013, when Smiles began to manage and operate the Smiles loyalty program, which is the sole GLA’s customer loyalty program. Additionally, the agreement also specifies GLA as the exclusive partner in the Smiles’ air transportation industry in Brazil and establishes guidelines for the program management by Smiles.

Main miles and tickets purchase agreement: this agreement sets the prices and the terms and conditions for the purchase of miles and sales of tickets. The agreement was entered on December 28, 2012 and has a term of 20 years, and is automatically renewed for successive five year periods, unless the Company, GLA or Smiles decides otherwise and gives prior notice of such decision.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Back office services agreement: under the back office service agreement entered into on December 28, 2012, GLA will provide certain administrative services to Smiles for which Smiles will pay a fixed monthly amount for each service, subject to annual renegotiation. This agreement is effective for three year period and Smiles may terminate porting of the back office services agreement at any time by providing prior written notice.

On February 26, 2016, GLA entered into a miles and tickets purchase agreement with Smiles, totaling up to R$1.0 billion, providing for advance ticket sales to Smiles in various tranches through June 30, 2017. In 2016, Smiles disbursed a total of R$760 million and, on February 3, 2017, another R$120 million as part of this agreement.

All the balances and transactions between the Company, GLA and Smiles were eliminated in the consolidated financial statements.

10.7.      Remuneration of key management personnel

	2016	2015	2014
Salaries and benefits (*)	38,134	28,700	30,029
Related taxes and charges	4,690	5,352	4,388
Share-based payments	11,226	10,469	4,363
	54,050	44,521	38,780

(*) Includes the Board of Directors’ and Audit Committee’s compensation.

As of and for the years ended December 31, 2016, 2015 and 2014, the Company did not offer post-employment benefits, and there were no severance benefits or other long-term benefits for the management and other employees. Specific benefits can be provided to the Company’s key management personnel, limited to a short-term period.

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

The stock options vest 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. For stock options granted, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on BM&FBOVESPA and the fair value of the stock options granted was estimated on the grant date, using the Black&Scholes pricing model.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Stock Options Plan
Year	Date of the Board meeting	Total options granted	Number of options outstanding as of 12/31/2016	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2008	12/20/2007	190,296	29,066	45.46	29.27	40.95%	0.86%	11.18%	0.8
2009 (a)	02/04/2009	1,142,473	149,000	10.52	8.53	76.91%	-	12.66%	2.0
2010 (b)	02/02/2010	2,774,640	832,836	20.65	16.81	77.95%	2.73%	8.65%	3.0
2011	12/20/2010	2,722,444	739,062	27.83	16.07 (c)	44.55%	0.47%	10.25%	3.9
2012	10/19/2012	778,912	430,272	12.81	5.32 (d)	52.25%	2.26%	9.00%	5.7
2013	05/13/2013	802,296	460,247	12.76	6.54 (e)	46.91%	2.00%	7.50%	6.3
2014	08/12/2014	653,130	432,846	11.31	7.98 (f)	52.66%	3.27%	11.00%	7.6
2015	08/11/2015	1,930,844	1,450,939	9.35	3.37 (g)	55.57%	5.06%	13.25%	8.6
2016	06/30/2016	5,742,732	4,467,787	2.62	1.24 (h)	98.20%	6.59%	14.25%	9.5
		16,737,767	8,992,055	9.14					7.7

(a)   In April 2010, an additional grant of 216,673 shares referring to the 2009 plan was approved.

(b)   In April 2010, an additional grant of 101,894 shares referring to the 2010 plan was approved.

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

(g)   The fair value is calculated by the average value from R$3.60, R$3.30 and R$3.19 for the respective periods of vesting (2015, 2016 and 2017).

(h)   On July 27, 2016, an additional grant of 900,000 shares referring to the 2016 plan was approved. The fair value was calculated by the average value from R$1.29, R$1.21 and R$1.22 for the respective periods of vesting (2017, 2018 and 2019).

The movement in the stock options outstanding for the year ended December 31, 2016 is as follows:

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2015	5,359,460	16.35
Options granted	5,742,732	2.62
Options cancelled and adjustments in estimated prescribed rights	(2,110,137)	9.54
Options outstanding as of December 31, 2016	8,992,055	9.14

Number of options exercisable as of December 31, 2015	4,079,448	18.43
Number of options exercisable as of December 31, 2016	6,214,124	13.66

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

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Year	Date of the Board Meeting	Total shares granted	Number of shares outstanding as of 12/31/2016	Fair value of the share at grant date (in Reais)
2014	08/13/2014	804,073	504,775	11.31
2015	04/30/2015	1,207,037	910,174	9.35
2016	06/30/2016	4,007,081	3,194,307	2.62
		6,018,191	4,609,256

The movement in the restricted shares for the year ended December 31, 2016 is as follows:

Total of restricted shares
Restricted shares outstanding as of December 31, 2015	2,009,193
Restricted shares granted	4,007,081
Restricted shares transferred (*)	(632,976)
Restricted shares cancelled and adjustments in estimated expired rights	(774,042)
Restricted shares outstanding as of December 31, 2016	4,609,256

(*) The amount related to transferred shares is R$1.866.

11.2.     Smiles

a) Smiles Stock Option Plan

The beneficiaries of the Smiles’ stock option plan are allowed to purchase Smiles’ shares after three years from the grant date, with an exercise period of up to ten years and an acquisition condition that the beneficiary maintains its employment relationship up to the end of this period.

Stock Options Plan
Option year	Board Meeting	Total options granted	Number of options outstanding	Exercise price of the option (In Reais)	Fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend yield	Risk-free return rate	Length of the option (In years)
2013	08/08/2013	1,058,043	54,003	21.70	4.25 (a)	36.35%	6.96%	7.40%	6.6
2014	02/04/2014	1,150,000	429,050	31.28	4.90 (b)	33.25%	10.67%	9.90%	7.0
		2,208,043	483,053

(a) The fair value calculated for the stock options was R$4.84, and R$4.20 for the vesting periods in 2013 and 2014, and R$3.73 for the vesting periods in 2015 and 2016.

(b) The fair value calculated for the stock options was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.37 for the respective periods of vesting from 2014 to 2018.

The movement of the stock options outstanding for the year ended December 31, 2016 is as follows:

	Total of stock options	Weighted average exercise price
Options outstanding as of December 31, 2015	1,039,728	29.59
Options exercised	(556,675)	12.74
Options outstanding as of December 31, 2016	483,053	30.21

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

For the years ended December 31, 2016, 2015 and 2014, the Company recorded in equity a result from share-based payments of R$12,658, R$13,516 and R$9,084, respectively, attributable to equity holders of the parent, and R$413, R$836 and R$1,254, respectively, related to non-controlling interests, for the plans presented above, with a corresponding entry in profit or loss in Salaries.

12.  Investments

The amount of the investments is related to 25.4% of the capital of Netpoints Fidelidade S.A., hold by Smiles, and to SCP Trip, hold by GLA, both accounted for under the equity method.

The financial information of the Company`s investees and the changes in the investments balance for  the year ended December 31, 2016 and 2015 is as follows:

	SCP Trip		Netpoints (b)
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Relevant information of the Company’s investees:
Total number of shares	-	-	130,492,408	60,492,408
Capital stock	2,083	1,318	75,351	63,451
Interest	60.0%	60.0%	25.4%	21.3%
Total equity	3,395	4,636	(14,991)	2.159
Goodwill on investment acquisition	-	-	15,184	15,184
Adjusted equity (a)	2,038	2,781	-	459
Net income (loss) for the year	2,081	3,318	(29,050)	(28.278)
Net income (loss) for the year attributable to the Company’s interest (a)	1,250	1,991	(2,530)	(5.932)

Changes on investments:	SCP Trip	Netpoints	Total
Balances as of December 31, 2014	2,092	6,391	8,483
Equity results	1,991	(5,932)	(3,941)
Dividends	(1,302)	-	(1,302)
Goodwill on investment acquisition	-	15,184	15,184
Balances as of December 31, 2015	2,781	15,643	18,424
Equity results	1,250	(2,530)	(1,280)
Capital increase	-	3,439	3,439
Loss on capital increase	-	(1,368)	(1,368)
Dividends	(1,993)	-	(1,993)
Balances as of December 31, 2016	2,038	15,184	17,222

(a) Reflects the Company’s interest on the total equity and net income (loss) of the respective investee.

(b) In September 2016, the Board of Directors of Smiles approved the subscription of the capital increase of its associate Netpoints through the issue of 20,230,201 new shares. Accordingly, the interest in Netpoints from Smiles increased from 21.3% to 25.4%.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

13.  Earnings (loss) per share

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

Consequently, earnings (loss) per share is calculated by dividing the net income or loss by the weighted average number of all classes of shares outstanding during the period.

Diluted earnings or loss per share are computed including stock options granted to key management and employees using the treasury shares method when the effect is dilutive. The Company has only the stock option plan in the category of potentially dilutive shares, as Note 11. For the years ended December 31, 2016, 2015 and 2014, only the stock option plan granted in 2016 had exercise prices higher than the accumulated market average price (in the money) and, therefore, has a dilutive effect. The other plans presented exercise prices lower than the average of the accumulated market prices (out of money), and have antidilutive effect, so were not considered for the diluted earnings per share.

The antidilutive effect of all potential shares is disregarded in calculating diluted earnings or loss per share.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2016		2015		2014
	Common	Preferred	Common	Preferred	Common	Preferred
Numerator
Net income (loss) for the year attributable to equity holders of the parent	353.129	496.490	(2,123,945)	(2,336,938)	(644,841)	(601,328)
	353.129	496.490	(2,123,945)	(2,336,938)	(644,841)	(601,328)
Denominator
Weighted average number of outstanding shares (in thousands) (*)	5.035.037	202.261	5,035,037	158,285	5,035,037	134,151
Effects of dilution from stock options	-	347	-	-	-	-
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands) (*)	5,035,037	202,607	5,035,037	158,285	5,035,037	134,151

Basic earnings (loss) per share	0.070	2.455	(0.422)	(14.764)	(0.128)	(4.482)
Diluted earnings (loss) per share	0.070	2.450	(0.422)	(14.764)	(0.128)	(4.482)

 (*) The weighted average considers the split of common shares approved at the Extraordinary Shareholders Meeting held on March 23, 2015, in accordance with IAS 33. Earnings per share presented herein reflects the economic rights of each class of shares.

Diluted loss per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares. Diluted result per share is calculated based on considering the instruments that may have a potential dilutive effect in the future, such as share-based payment instruments, described in Note 11. However, due to the losses reported for the years ended December 31, 2015 and 2014, these instruments issued have antidilutive effect and, therefore, were not considered in the weighted average number of outstanding shares for the computation of diluted loss per share.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

14.  Property, plant and equipment

	12/31/2016				12/31/2015
	Average annual depreciation rate	Cost	Accumulated depreciation	Net Amount	Net amount

Flight equipment
Aircraft held under finance leases (a)	5.6%	2,146,115	(734,183)	1,411,932	2,081,973
Sets of replacement parts and spares engines	5.6%	1,256,494	(451,520)	804,974	823,875
Aircraft reconfigurations/overhauling	13.1%	1,432,398	(816,586)	615,812	611,068
Aircraft and safety equipment	20%	877	(410)	467	723
Tools	10%	30,763	(16,146)	14,617	12,834
		4,866,647	(2,018,845)	2,847,802	3,530,473

Impairment losses (b)	-	(30,726)	-	(30,726)	(28,904)
		4,835,921	(2,018,845)	2,817,076	3,501,569
Property, plant and equipment in use
Vehicles	20%	11,200	(9,540)	1,660	1,825
Machinery and equipment	10%	57,635	(35,292)	22,343	24,298
Furniture and fixtures	10%	26,345	(16,284)	10,061	7,852
Computers and peripherals	20%	41,184	(33,783)	7,401	9,364
Communication equipment	10%	2,656	(1,833)	823	865
Facilities	10%	1,553	(1,221)	332	445
Maintenance center - Confins	10%	107,127	(69,031)	38,096	49,779
Leasehold improvements	20%	26,854	(18,606)	8,248	14,752
Construction in progress	-	31,571	-	31,571	22,022
		306,125	(185,590)	120,535	131,202
		5,142,046	(2,204,435)	2,937,611	3,632,771
Advances for property, plant and equipment acquisition	-	87,399	-	87,399	623,843
		5,229,445	(2,204,435)	3,025,010	4,256,614

(a)   The Company changed the lessors for 6 agreements classified as financial lease agreements in the year ended December 31, 2016 through sale-leaseback transactions. Although the Company will continue to have these aircraft in its fleet, factors such as exchanging lessors, new contractual terms and particularly shorter contractual durations characterize these agreements as new contracts under IAS17 criteria. As of February 11, 2016, therefore, these aircraft have been classified as operating leases and the related payments are now recognized under Costs as "aircraft leases". In addition, the Company terminated an agreement for 4 aircraft early and did not enter into any other types of agreement.

(b)   Refers to provisions for impairment losses for rotable items, classified under the heading "spare parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of economic benefits.

During the year ended December 31, 2016, the Company reviewed the useful life of its assets and made the following changes on the depreciation rates:

	From	To
Property, plant and equipment under finance lease	4.0%	5.6%
Sets of replacement parts and spare engines	4.0%	5.6%
Engine maintenance costs (*)	30.0%	14.3%

 (*) Included under “Aircraft reconfigurations/overhauling”.

The change in useful life was calculated on a prospective basis.

These adjustments are supported by technical analyses and their purpose is to reflect the Company's current outlook for the use of its assets.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment	Advances for acquisition of property, plant and equipment	Other	Total
Balances as of January 1, 2015	2,079,724	935,209	456,197	130,904	3,602,034
Additions	141,524	730,460	608,660	32,500	1,513,144
Disposals	-	(23,280)	(441,014)	(1,789)	(466,083)
Depreciation	(139,275)	(222,793)	-	(30,413)	(392,481)
Balances as of December 31, 2015	2,081,973	1,419,596	623,843	131,202	4,256,614
Additions	-	425,218	71,503	27,400	524,121
Disposals	(597,136)	(122,487)	(607,947)	(9,911)	(1,337,481)
Depreciation	(72,905)	(317,183)	-	(28,156)	(418,244)
Balances as of December 31, 2016	1,411,932	1,405,144	87,399	120,535	3,025,010

15.  Intangible assets

	Goodwill	Airport operating rights	Software	Total
Balances as of January 1, 2015	557,485	1,038,900	117,801	1,714,186
Additions	-	-	42,812	42,812
Transfer	(15,183)	-	-	(15,183)
Amortization	-	-	(27,210)	(27,210)
Balance as of December 31, 2015	542,302	1,038,900	133,403	1,714,605
Additions	-	-	55,316	55,316
Disposals	-	-	(781)	(781)
Amortization	-	-	(29,424)	(29,424)
Balances as of December 31, 2016	542,302	1,038,900	158,514	1,739,716

Goodwill and other intangible assets were subject to impairment tests as of December 31, 2016 and 2015 using the discounted cash flows for each cash generating unit to calculate the value in use.

In order to assess the recoverable value, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-Generating Units). In order to determine the carrying amount of each cash-generating unit, the Company considers the intangible assets recorded and all necessary tangible assets, given that it will only generate economic benefits by using the combination of both.

The Company performs the allocation of goodwill in two cash-generating units: GLA and Smiles. And the amount of airport operating rights, as follows:

	Goodwill – GLA	Goodwill – Smiles	Airport operating rights
As of December 31, 2016
Book value	325,381	216,921	1,038,900
Book value – CGU	2,433,861	56,880	1,038,900
Value in use	3,636,201	9,476,173	4,816,306

Pre-tax discount rate	23.92%	14.51%	27.34%
Perpetuity growth rate	3.50%	3.50%	8.50%

As of December 31, 2015
Book value	325,381	216,921	1,038,900
Book value – CGU	3,248,245	141,101	1,038,900
Value in use	6,339,072	5,678,811	6,168,302

Pre-tax discount rate	17.21%	19.84%	18.65%
Perpetuity growth rate	3.50%	3.50%	8.50%

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The amount of value in use was compared to the carrying amount of each cash generating unit and, as a result, the Company did not recognized impairment losses.

The assumptions used in the impairment tests of intangible assets are consistent with internal projections, for a five-year period and after five-year period it was considered a perpetuity growth rate, and operating plans, both reviewed and approved by the Company’s Management. The discounted cash flows that determined the value in use of the cash generating units was prepared in accordance with the Company's business plan approved on January 31, 2017.

The main assumptions used by the Company to determine the value in use of the cash generating units are:

Capacity and fleet: consider the use, the capacity of the aircraft used in each route and the projection of the fleet size in operation.

Demand: market efficiency is the key input for the projection of the Company's growth in demand. Management believes that market efficiency is the ratio of market share and its participation in the load factor. This indicator reflects how efficiently the Company uses its share of the market’s total supply based on how much demand for air transportation it absorbs.

Revenue per passenger: considers the average price charged by GLA and the effects of market variables (see variables used below).

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

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

16.  Short and long-term debt

	Maturity of the contract	Interest rate	12/31/2016	12/31/2015
Short-term debt
Local currency:
BNDES (a)	Jul. 2017	TJLP+1.40% p.a.	-	3,111
Debentures VI (b)	Sep. 2019	132% of DI	-	125,194
Safra (c)	May 2018	128% of DI	9,690	33,571
Safra working capital (d)	Mar. 2016	111% of DI	-	116,035
Interest accrued	-	-	45,026	22,026
Foreign currency (US$):
J. P. Morgan (e)	Mar. 2018	1.09% p.a.	42,275	72,141
Finimp (f)	Oct. 2017	4.57% p.a.	174,428	389,275
Engine Facility (Cacib) (g)	Jun. 2021	Libor 3m+2.25% p.a.	16,889	20,920
Senior Notes I (h)	Apr. 2017	7.60 p.a.	182,418	-
Interest accrued	-	-	97,670	126,462
			568,396	908,735
Finance leases	Jul. 2025	4.52% p.a.	266,894	487,888
Total short-term debt			835,290	1,396,623

Long-term debt
Local currency:
BNDES (a)	Jul. 2017	TJLP+1.40% p.a.	-	1,813
Debentures VI (b)	Sep. 2019	132% of DI	1,005,242	925,623
Safra (c)	May 2018	128% of DI	4,871	49,562
Foreign currency (US$):
J.P. Morgan (e)	Mar. 2018	1.09% p.a.	11,142	64,744
Engine Facility (Cacib) (g)	Jun. 2021	Libor 3m+2.25% p.a.	156,917	212,758
Senior Notes I (h)	Apr. 2017	7.60% p.a.	-	322,407
Senior Notes II (i)	Jul. 2020	9.64% p.a.	368,000	617,376
Senior Notes III (j)	Feb. 2023	9.24% p.a.	68,053	128,195
Senior Notes IV (k)	Jan. 2022	11.30% p.a.	889,595	1,251,902
Senior Notes V (l)	Dec. 2018	9.71% p.a.	43,010	-
Senior Notes VI (m)	Jul. 2021	9.87% p.a.	120,631	-
Senior Notes VII (n)	Dec. 2028	9.84% p.a.	52,721	-
Perpetual Notes (o)	-	8.75% p.a.	428,436	698,959
Term loan (p)	Aug. 2020	6.70% p.a.	944,194	1,128,757
			4,092,812	5,402,096
Finance leases	Jul. 2025	4.52% p.a.	1,451,118	2,506,207
Total long-term debt			5,543,930	7,908,303
Total debt			6,379,220	9,304,926

(a) Credit line obtained on June 27, 2012 for the expansion of the aircraft maintenance center. On April 15, 2016, GLA fully settled this amount in advance.

(b) Issuance of 105,000 debentures by GLA on September 30, 2015 for early settlement of the Debentures IV and V.

(c) Credit obtained by Webjet subsidiary.

(d)Working capital loan raised by GLA on June 30, 2015.

(e) Issuance of 3 series of Guaranteed Notes to finance engine maintenance as described in Note 10.3.

(f)  Credit line with Banco do Brasil and Safra of import financing for purchase of spare parts and aircraft equipment.

(g)Credit line raised on September 30, 2014 with Credit Agricole.

(h)Issuance of Notes by Gol Finance on March 22, 2007, which was used on pre-payments of financing for purchase of aircraft.

(i)  Issuance of Notes by Gol Finance on July 13, 2010 in order to repay debts held by the Company.

(j)  Issuance of Notes by GLA on February 7, 2013 in order to finance the repayment of debts. The total amount of Notes was transferred to Gol LuxCo, along with the financial investments acquired on the date of issuance, and a portion of the loan was prepaid.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

(k) Issuance of Notes by Gol LuxCo on September 24, 2014 in order to finance the repurchase of the Senior Notes I, II and III.

(l)  Issuance of Senior Notes series V by Gol LuxCo on July 7, 2016, as a result of the private Exchange offer of Senior Notes I, II, III, IV and Perpetual Notes.

(m) Issuance of Senior Notes series VI by Gol LuxCo on July 7, 2016, as a result of the private Exchange offer of Senior Notes I, II, III, IV and Perpetual Notes.

(n)Issuance of Senior Notes series VII by Gol LuxCo on July 7, 2016, as a result of the private Exchange offer of Senior Notes I, II, III, IV and Perpetual Notes.

(o)Issuance of perpetual Notes by Gol Finance on April 05, 2006 to finance aircraft purchase and repayment of loans.

(p)Issuance of term loan by Gol LuxCo on August 31, 2015 in order to finance the acquisition of aircraft and repayment of loans, guaranteed by Delta (for further information, see Note 10.3).

The total debt includes debt issuance costs of R$97,433 (R$106,450 as of December 31, 2015), which will be amortized over the maturity of the related debt.

The maturities of long-term debt as of December 31, 2016 are as follows:

	2018	2019	2020	2021	Thereafter	Without maturity date	Total
Local currency:
Debentures VI	400,000	605,242	-	-	-	-	1,005,242
Safra	4,871	-	-	-	-	-	4,871
Foreign currency (US$):
J.P. Morgan	11,142	-	-	-	-	-	11,142
Engine Facility (Cacib)	17,077	17,077	17,077	105,686	-	-	156,917
Senior Notes II	-	-	368,000	-	-	-	368,000
Senior Notes III	-	-	-	-	68,053	-	68,053
Senior Notes IV	-	-	-	-	889,595	-	889,595
Senior Notes V	43,010	-	-	-	-	-	43,010
Senior Notes VI	-	-	-	120,631	-	-	120,631
Senior Notes VII	-	-	-	-	52,721	-	52,721
Perpetual Notes	-	-	-	-	-	428,436	428,436
Term loan	-	-	944,194	-	-	-	944,194
Total	476,100	622,319	1,329,271	226,317	1,010,369	428,436	4,092,812

The fair value of senior and perpetual Notes as of December 31, 2016 is as follows:

	Book value	Fair value
Senior Notes	1,724,428	1,255,900
Perpetual Notes	428,436	272,237

Senior and Perpetual Notes’ fair values are obtained through the current market quotations.

16.1.     Covenants

Long-term debt (excluding perpetual Notes and finance leases) that amounted to R$3,664,376 as of December 31, 2016 (R$4,703,129 as of December 31, 2015), is subject to restrictive covenants, including but not limited to those that require the Company to maintain the liquidity requirements and the coverage of expenses with interest.

The Company has restrictive covenants on the Term Loan, Debentures VI with the following financial institutions: Bradesco and Banco do Brasil. In the Term Loan, the Company must make deposits for reaching contractual limits of the debt pegged to the U.S. dollar. On December 31, 2016, the Company does not have collateral deposits linked to the contractual limits of the Term Loan. The Debentures’ restricted covenant is measured every six months. On December 31, 2016, Debentures VI were subject to the following covenants: (i) net debt/EBITDAR below 6.35 and (ii) debt coverage ratio of at least 1.15. According to the last measurements on December 31, 2016, the ratios obtained were: (i) net debt/EBITDAR of 5.76; and (ii) debt coverage ratio of 1.63. As a result, the Company met the minimum required levels required to be in compliance with the covenants. The next measurement will occur until June 30, 2017.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

16.2.     Restructuring of loans and financing in the year ended December 31, 2016

Import financing (Finimp): the Company, through its subsidiary GLA, renegotiated the maturities of the agreements that are part of credit line maintained by the Company for import financing in order to purchase spare parts and aircraft equipments. The funding operations during the year are as follows:

Issuance date	Bank	Principal amount (US$)	Principal amount (R$)	Interest rate (p.a.)	Maturity date
02/03/2016	Banco do Brasil	5,245	18,668	4.45%	01/13/2017
02/22/2016	Banco do Brasil	8,595	30,589	4.53%	02/01/2017
03/03/2016	Banco do Brasil	4,815	17,136	4.54%	02/11/2017
04/28/2016	Banco do Brasil	4,274	13,718	4.23%	04/20/2017
07/01/2016	Banco do Brasil	9,638	31,287	4.56%	07/26/2017
07/21/2016	Banco do Brasil	7,823	25,394	4.67%	07/14/2017
07/22/2016	Banco do Brasil	10,436	33,879	4.66%	07/14/2017
11/04/2016	Banco do Brasil	2,694	8,703	4.90%	10/30/2017

Senior Notes and Perpetual Notes Exchange Offer: During the year ended December 31, 2016, the Company carried out private exchange offers of Senior Notes maturing in 2017, 2020, 2022, 2023 and Perpetual Notes in order to restructure its debt. As a result, Gol LuxCo issued new debt with discounts set forth by the offer, reducing the Company’s debt, as shown in the table below:

	Cancelled debt (a)	New issues (b)	Premium paid	Total gains (c)	Payments	Debt reduced
Senior Notes 2017 (i)	27,937	(19,556)	(1,233)	7,148	(6,243)	13,391
Senior Notes 2020 (ii)	41,139	(18,513)	(1,440)	21,186	(3,189)	24,375
Senior Notes 2022 (ii)	46,270	(20,822)	(1,488)	23,960	(3,536)	27,496
Senior Notes 2023 (ii)	14,301	(6,435)	(513)	7,353	(1,104)	8,457
Perpetual Notes (iii)	46,099	(16,135)	(1,949)	28,015	-	28,015
Total in U.S. dollar	175,746	(81,461)	(6,623)	87,662	(14,072)	101,734

Total in Reais	574,971	(266,508)	(21,664)	286,799	(46,034)	332,833

(a)     Related to the previous debt amount cancelled on the Exchange Offer.

(b)     The new issuances hold the following maturities: (i) Senior Notes on December 20, 2018; (ii) Senior Notes on July 20, 2021; (iii) Senior Notes on December 20, 2028.

(c)     The total amount of R$286,799 is related to the net gain from the Exchange offer.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The new senior Notes have a senior guarantee by the Company, with semi-annual interest payments of 8.50% p.a. and 1% p.a. to be incorporated into the principal amount (PIK), in addition to guarantees of aircraft sets of replacement parts. Costs from the swap offering totaled R$27,249 (US$8,393).

The other existing loans and financing of the Company have not been affected by contractual alterations during the year ended December 31, 2016.

16.3.     Finance leases

The future payments of finance agreements indexed to U.S. dollar are detailed as follows:

	12/31/2016	12/31/2015
2016	-	629,340
2017	350,883	559,721
2018	328,931	550,431
2019	307,027	460,848
2020	267,885	328,506
Thereafter	634,933	863,647
Total minimum lease payments	1,889,659	3,392,493
Less total interest	(171,647)	(398,398)
Present value of minimum lease payments	1,718,012	2,994,095
Less current portion	(266,894)	(487,888)
Noncurrent portion	1,451,118	2,506,207

The discount rate used to calculate the present value of the minimum lease payments was 4.52% as of December 31, 2016 (4.91% as of December 31, 2015). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled at the end of the lease agreement. As of December 31, 2016, the amounts of withdrawals for the repayment at maturity date of the lease agreements totaled R$217,065 (R$276,851 as of December 31, 2015) and are recorded in non-current debt.

17.  Taxes payable

	12/31/2016	12/31/2015
PIS and COFINS	89,332	75,811
ICMS installments (Refis)	4,852	1,107
Withholding income tax on salaries	29,519	27,606
ICMS	43,226	39,234
Tax on import	3,454	3,467
IRPJ and CSLL payable	12,489	-
Other	6,105	10,786
	188,977	158,011

Current	146,174	118,957
Noncurrent	42,803	39,054

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

18.  Advance ticket sales

As of December 31, 2016, the balance of Advance ticket sale classified in current liabilities was R$1,185,945 (R$1,206,655 as of December 31, 2015) and is represented by 4,447,824 tickets sold and not yet used (4,464,876 as of December 31, 2015) with an average use of 46 days (36 days as of December 31, 2015).

19.  Mileage program

As of December 31, 2016, the balance of Smiles loyalty program deferred revenue was R$781,707 (R$770,416 as of December 31, 2015) and R$219,325 (R$221,242 as of December 31, 2015) classified in the current and noncurrent liabilities, respectively.

20.  Provisions

	Insurance provision	Provision for aircraft and engine return (a)	Provision for legal proceedings (b)	Total
Balances on December 31, 2014	21,916	361,651	102,093	485,660
Additional provisions recognized	2,666	259,673	44,460	306,799
Utilized provisions	(22,050)	(59,186)	(2,200)	(83,436)
Foreign exchange variation, net	(1,790)	163,038	2	161,250
Balances on December 31, 2015	742	725,176	144,355	870,273
Additional provisions recognized	4,237	97,423	189,244	290,904
Utilized provisions	(4,237)	(121,855)	(127,551)	(253,643)
Foreign exchange variation, net	-	(116,803)	(516)	(117,319)
Balances on December 31, 2016	742	583,941	205,532	790,215

As of December 31, 2015
Current	742	205,966	-	206,708
Noncurrent	-	519,210	144,355	663,565
	742	725,176	144,355	870,273

As of December 31, 2016
Current	742	65,760	-	66,502
Noncurrent	-	518,181	205,532	723,713
	742	583,941	205,532	790,215

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

b)  Provision for legal proceedings

As of December 31, 2016 the Company and its subsidiaries are parties to 27,742 (8,557 labor and 19,185 civil) lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operational (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Under this classification, the number of proceedings is as follows:

	Operational	Succession	Total
Civil lawsuits	17,310	291	17,601
Civil proceedings	1,584	-	1,584
Labor lawsuits	5,736	2,609	8,345
Labor proceedings	210	2	212
	24,840	2,902	27,742

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay, and wage differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	12/31/2016	12/31/2015
Civil	73,356	69,892
Labor	132,163	74,293
Taxes	13	170
	205,532	144,355

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by management and its legal counsel as possible risk of loss, in the estimated amount as of December 31, 2016 of R$31,598 for civil claims and R$79,532 for labor claims (R$22,176 and R$53,764 as of December 31, 2015 respectively), for which no provisions are recognized.

The tax lawsuits below were evaluated by the Company’s management and its legal counsels as being relevant and with possible risk of loss as of December 31, 2016:

•           GLAI is discussing the non-incidence of taxation of PIS and COFINS on revenues generated by the interest attributable to shareholders’ equity in the amount of R$57,793 (R$50,683 as of December 31, 2015) related to the years from 2006 to 2008, paid by its subsidiary GTA Transportes Aéreos S.A., succeeded by GLA on September 25, 2008. According to the opinion of the Company’s legal counsel and based on the jurisprudence occurred in recent events, the Company classified this case as possible loss, without a provision registered for the related amount. Additionally, the Company maintains escrow deposits with Bic Banco with a partial guarantee on the lawsuit of R$29,360 as Note 5.

•           Tax on Services (ISS), the amount of R$19,443 (R$17,091 as of December, 31 2015) arising from assessment notices issued by the Municipality of São Paulo against the Company, in the period from January 2007 to December 2010 regarding a possible ISS taxation on partnerships. The classification of the possible risk of loss is a result from the matters under discussion and are interpretative, and involves discussions of factual and evidential materials, and has no final positioning of the Superior Courts.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

•           Customs Penalty in the amount of R$45,689 (R$18,283 as of December, 31 2015) relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•           BSSF goodwill (BSSF Air Holdings), in the amount of R$47,572 (R$45,292 as of December, 31 2015) related to infraction notices due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•           GLA’s goodwill in the amount of R$72,687 (R$65,929 as of December, 31 2015) resulted from assessment notice related to the deductibility of the goodwill classified as future profitability. The classification of possible risk of loss arises from the absence of a final opinion from the Superior Courts.

•           Tax on Industrialized Products (IPI): supposedly levied on the importation of aircraft in the amount of R$115,136 (R$101,448 as of December 31, 2015).

There are other lawsuits that the Company’s Management and its legal counsels assesses as possible risk of loss for an estimated amount of R$78,541 (R$58,151 as of December, 31 2015) which added to the lawsuits mentioned above, totaled R$436,861 as of December 31, 2016 (R$364,078 as of December 31, 2015).

21.  Equity

21.1.      Capital stock

As of December 31, 2016 and 2015, the Company’s capital stock was R$3,080,110 and represented by 5,238,421,108 shares, comprised by 5,035,037,140 common shares and 203,383,968 preferred shares. The Fundo de Investimento em Participações Volluto is the Company’s controlling shareholder, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

The Company’s shares are held as follows:

	12/31/2016			12/31/2015
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	33.88%	61.28%	100.00%	33.88%	61.28%
Delta Air Lines, Inc.	-	16.19%	9.48%	-	16.19%	9.48%
Treasury shares	-	0.44%	0.26%	-	0.75%	0.44%
Other	-	1.11%	0.65%	-	1.05%	0.61%
Free float	-	48.38%	28.34%	-	48.13%	28.19%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The authorized capital stock was R$4.0 billion, as of December 31, 2016. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase, the Board of Directors will define the issuance conditions, including pricing and payment terms.

21.2.      Dividends

The Company’s By-laws provide for a mandatory minimum dividend to be paid to common and preferred shareholders, at least 25% of annual adjusted net income after compensation of accumulated losses and allocation to reserves in accordance with the Brazilian Corporate Law.

21.3.     Treasury shares

During the year ended December 31, 2016, the Company transferred 632,976 restricted shares to its beneficiaries (557,106 as of December 31, 2015).

As of December 31, 2016, the Company had 893,793 treasury shares, totaling R$13,371, with a market value of R$4,129 (1,526,769 treasury shares, totaling R$22,699 with a market value of R$3,847 as of December 31, 2015).

22.  Revenue

	2016	2015	2014
Passenger transportation	8,948,170	8,954,034	9,432,810
Cargo	324,492	318,573	332,464
Miles revenue	622,567	421,348	191,719
Other revenue (*)	652,602	690,044	695,549
Gross revenue	10,547,831	10,383,999	10,652,542

Related tax	(680,496)	(605,992)	(586,328)
Net revenue	9,867,335	9,778,007	10,066,214

(*) Includes revenues from unused passenger tickets, reissued tickets and cancellation of flight tickets of R$430,898, R$449,263 and R$463,043, for the years ended December 31, 2016, 2015 and 2014, respectively.

Revenues are net of federal, state and municipal taxes, which are paid to the appropriate government entities.

Revenue by geographical location is as follows:

	2016	%	2015	%	2014	%
Domestic	8,395,364	85.1	8,670,023	88.7	8,871,325	88.1
International	1,471,971	14.9	1,107,984	11.3	1,194,889	11.9
Net revenue	9,867,335	100.0	9,778,007	100.0	10,066,214	100.0

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

23.  Financial income (expense)

	2016	2015	2014
Financial income
Income from derivatives	120,403	174,693	225,481
Income from short-term investments	152,656	178,147	148,639
Monetary variation	12,411	14,531	22,423
(-) Taxes on financial income (a)	(23,041)	(47,588)	-
Gains from the exchange offer (b)	286,799	-	-
Other	19,276	12,784	11,173
	568,504	332,567	407,716
Financial expenses
Losses from derivatives	(277,183)	(124,536)	(684,712)
Interest on short and long-term debt	(787,661)	(885,947)	(592,443)
Bank charges and expenses	(96,515)	(60,760)	(28,006)
Monetary variation	(3,867)	(3,921)	(3,606)
Other	(106,338)	(253,727)	(120,364)
	(1,271,564)	(1,328,891)	(1,429,131)

Exchange rate variation, net	1,367,937	(2,266,999)	(436,207)

Total	664,877	(3,263,323)	(1,457,622)

(a) Relative to taxes on financial income (PIS and COFINS), according to the Decree nº8,426 from April 1, 2015.

(b) Related to the total amount of the Exchange Offer of Senior Notes and Perpetual Bond, net of issuance costs of R$11,081.

24.  Segments

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

The Company is the controlling shareholder of Smiles, and the non-controlling interests of Smiles was 46.2%, 45.9% and 45.7% as of December 31, 2016, 2015 and 2014, respectively.

The statements of operations by segment are presented in the same format of the Company's statutory financial statements that are filed with the Brazilian Securities Commission, which is different from the format of the consolidated statements of operations. This is the format of the statements of operations that is presented to the chief operating decision maker ("CODM"). However, the CODM does not use gross profit as the profit or loss measure for purposes of making decisions about allocating resources to the segment and assessing its performance. The Company's CODM uses net income (loss) for this purpose.

The information below presents the summarized financial position related to reportable segments as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

24.1.     Assets and liabilities of the operating segment

	12/31/2016
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	1,426,750	1,413,422	2,840,172	(759,458)	2,080,714
Noncurrent	6,474,404	513,456	6,987,860	(664,219)	6,323,641
Total assets	7,901,154	1,926,878	9,828,032	(1,423,677)	8,404,355

Liabilities
Current	4,767,322	1,061,806	5,829,128	(980,386)	4,848,742
Noncurrent	6,782,835	229,725	7,012,560	(100,196)	6,912,364
Total equity (deficit)	(3,649,003)	635,347	(3,013,656)	(343,095)	(3,356,751)
Total liabilities and equity	7,901,154	1,926,878	9,828,032	(1,423,677)	8,404,355

	12/31/2015
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	1,717,370	1,447,318	3,164,688	(703,122)	2,461,566
Noncurrent	7,850,454	217,950	8,068,404	(161,573)	7,906,831
Total assets	9,567,824	1,665,268	11,233,092	(864,695)	10,368,397

Liabilities
Current	5,325,604	954,746	6,280,350	(738,342)	5,542,008
Noncurrent	8,788,682	222,582	9,011,264	137,565	9,148,829
Total equity (deficit)	(4,546,462)	487,940	(4,058,522)	(263,918)	(4,322,440)
Total liabilities and equity	9,567,824	1,665,268	11,233,092	(864,695)	10,368,397

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

24.2.     Income and expenses of the operating segment

	2016
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Net Revenue
Passenger (a)	8,340,545	-	8,340,545	330,897	8,671,442
Cargo and other (a)	729,096	-	729,096	426	729,522
Miles revenue (a)	-	1,548,109	1,548,109	(1,081,738)	466,371
Costs (b)	(7,406,974)	(792,856)	(8,199,830)	641,708	(7,558,122)
Gross profit	1,662,667	755,253	2,417,920	(108,707)	2,309,213

Operating income (expenses)
Sales and marketing	(1,007,202)	(93,696)	(1,100,898)	96,422	(1,004,476)
Administrative expenses (c)	(648,947)	(56,612)	(705,559)	(3,901)	(709,460)
Other operating income (loss), net	102,731	(1,368)	101,363	1,185	102,548
	(1,553,418)	(151,676)	(1,705,094)	93,706	(1,611,388)

Equity results	287,134	(2,530)	284,604	(285,884)	(1,280)

Financial results	446,106	218,382	664,488	389	664,877

Income (loss) before income taxes	842,489	819,429	1,661,918	(300,496)	1,361,422

Current and deferred income taxes	7,130	(271,156)	(264,026)	4,968	(259,058)
Net income (loss)	849,619	548,273	1,397,892	(295,528)	1,102,364

Attributable to equity holders of the parent	849,619	295,528	1,145,147	(295,528)	849,619
Attributable to non-controlling interests from Smiles	-	252,745	252,745	-	252,745

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2015
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (a)	8,294,463	-	8,294,463	288,925	8,583,388
Cargo and other (a)	941,928	47,199	989,127	(19,198)	969,929
Miles revenue (a)	-	1,172,322	1,172,322	(947,632)	224,690
Costs (b)	(8,260,355)	(676,506)	(8,936,861)	676,504	(8,260,357)
Gross profit	976,036	543,015	1,519,051	(1,401)	1,517,650

Operating (expenses)
Sales and marketing	(884,773)	(87,207)	(971,980)	(69,061)	(1,041,041)
Administrative expenses (c)	(677,961)	(39,953)	(717,914)	35,774	(682,140)
Other operating income, net	25,695	-	25,695	-	25,695
	(1,537,039)	(127,160)	(1,664,199)	(33,287)	(1,697,486)

Equity results	179,377	(5,932)	173,445	(177,386)	(3,941)

Finance results	(3,402,013)	138,690	(3,263,323)	-	(3,263,323)

Income (loss) before income taxes	(3,783,639)	548,613	(3,235,026)	(212,074)	(3,447,100)

Current and deferred income taxes	(677,244)	(178,691)	(855,935)	11,795	(844,140)
Net income (loss)	(4,460,883)	369,922	(4,090,961)	(200,279)	(4,291,240)

Attributable to equity holders of the parent	(4,460,883)	200,279	(4,260,604)	(200,279)	(4,460,883)
Attributable to non-controlling interests of Smiles	-	169,643	169,643	-	169,643

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2014
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (a)	8,848,749	-	8,848,749	197,082	9,045,831
Cargo and other (a)	939,829	-	939,829	(18,341)	921,488
Miles revenue (a)	-	808,058	808,058	(709,163)	98,895
Costs (b)	(8,147,202)	(430,949)	(8,578,151)	430,949	(8,147,202)
Gross profit	1,641,376	377,109	2,018,485	(99,473)	1,919,012

Operating income (expenses)
Sales and marketing	(898,635)	(65,062)	(963,697)	86,557	(877,140)
Administrative expenses (c)	(570,924)	(35,138)	(606,062)	(673)	(606,735)
Other operating income, net	72,295	366	72,661	(366)	72,295
	(1,397,264)	(99,834)	(1,497,098)	85,518	(1,411,580)

Equity results	1,302	(3,791)	(2,489)	(1)	(2,490)

Finance results	1,600,629	147,007	1,457,622	-	1,457,622

Net income (loss) before income taxes	(1,355,215)	416,491	(938,724)	(13,956)	(952,680)

Current and deferred income taxes	(36,796)	(132,551)	(169,347)	4,746	(164,601)
Net income (loss)	(1,392,011)	283,940	(1,108,071)	(9,210)	(1,117,281)

Attributable to equity holders of the parent	(1,392,011)	155,052	(1,236,959)	(9,210)	(1,246,169)
Attributable to non-controlling interests of Smiles	-	128,888	128,888	-	128,888

(a)  The eliminations are related to transactions between GLA and Smiles.

(b)  Include depreciation and amortization expenses of R$430,604 in the year ended December 31, 2016, comprised by R$422,523 in flight transportation and R$8,081 in Smiles loyalty program (R$357,054 and R$2,835, respectively, in the year ended December 31, 2015, and 460,072 and R$3,224, respectively, in the year ended December 31, 2014).

(c)  Includes depreciation and amortization expenses in the amount of R$17,064 in the year ended December 31, 2016 allocated to the following segments: R$16,649 for flight transportation and R$415 for the Smiles loyalty program (R$59,802 and R$65,484 fully recorded in flight transportation for the years ended December 31, 2015 and 2014, respectively).

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

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

25.  Commitments

As of December 31, 2016, the Company had 120 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. As of December 31, 2016, the approximate amount of firm orders, not including the contractual discounts, was R$48,032,429 (US$14,737,943) and are segregated according to the following years:

	12/31/2016	12/31/2015
2016	-	1,337,753
2017	-	-
2018	1,787,388	2,141,509
2019	2,917,833	3,495,921
2020	4,471,172	5,357,011
Thereafter	38,856,036	46,554,279
	48,032,429	58,886,473

As of December 31, 2016, from the total orders mentioned above, the Company had the amount of R$6,724,541 (US$2,063,312) related to advances for aircraft acquisition, to be disbursed in accordance with the following schedule:

	12/31/2016	12/31/2015
2016	-	6,672
2017	286,829	343,657
2018	483,518	579,313
2019	658,930	789,479
2020	835,468	1,000,993
Thereafter	4,459,796	4,660,379
	6,724,541	7,380,493

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

The Company leases its entire aircraft fleet through a combination of operating and finance leases. As of December 31, 2016, the total fleet leased was comprised of 130 aircraft, of which 96 were under operating leases and 34 were recorded as finance leases. The Company holds 31 aircraft under finance leases with purchase option. During the year ended December 31, 2016, the Company returned 10 aircraft under operating lease contracts.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

25.1.     Operating leases

The future payments of non-cancelable operating lease contracts are denominated in U.S. dollars, and are as follows:

	12/31/2016	12/31/2015
2016	-	-
2017	857,747	1,270,284
2018	839,343	1,127,820
2019	889,940	1,001,212
2020	873,692	904,590
Thereafter	2,786,003	3,445,126
Total minimum lease payments	6,246,725	7,749,032

25.2.     Sale-leaseback transactions

During the year ended December 31, 2016, the Company recorded a net gain of R$233,483 resulting from 7 aircraft under sale-leaseback transaction during the year (net gain of R$32,191 resulting from 6 aircraft received during the year ended December 31, 2015). Given that the gains and losses from sale-leaseback transactions will not be offset against future lease payments and were negotiated at fair value, such gain was recognized directly in profit or loss.

Additionally, the Company also has balances of deferred losses from transactions carried out between 2006 and 2009, in the amount of R$9,959 (R$16,913 as of December 31, 2015).

26.  Financial instruments and risk management

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

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The description of the consolidated account balances and the categories of financial instruments included in the statements of financial position as of December 31, 2016 and 2015 is as follows:

	Measured at fair value through profit or loss		Measured at amortized cost (c)
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Assets
Cash and cash equivalents	308,548	737,343	253,659	334,989
Short-term investments (a)	121,491	227,628	309,742	264,092
Restricted cash	168,769	735,404	-	59,324
Derivative assets	3,817	1,766	-	-
Trade receivables	-	-	760,237	462,620
Deposits (b)	-	-	756,810	690,826
Other assets	-	-	118,058	156,355

Liabilities
Debt	-	-	6,379,220	9,304,926
Suppliers	-	-	1,097,997	900,682
Derivative liabilities	89,211	141,443	-	-

(a)    The Company manages its financial investments to pay its short-term operational expenses.

(b)    Excludes judicial deposits, as described in Note 9.

(c)     Items classified as amortized cost refer to credits, debt with private institutions which, in any early settlement, there are no substantial changes in relation to the values recorded, except the amounts related to Perpetual Bonds and Senior Notes, as disclosed on Note 16. The fair values approximate to the book values, according to the short term maturity period of these assets and liabilities. During the year ended December 31, 2016, there was no change on the classification between categories of the financial instruments.

As of December 31, 2016 and 2015, the Company did not have financial assets classified as available for sale.

The derivative financial instruments were recognized as follows:

Movement of assets and liabilities	Fuel	Foreign currency	Interest rate	Total
Asset (liability) as of December 31, 2014 (*)	19	15,134	(81,673)	(66,520)
Fair value variations:
Net losses recognized in profit or loss (c)	492	102,696	72	103,260
Losses recognized in other comprehensive income (loss)	(30,712)	-	(96,489)	(127,201)
Settlements during the year	30,201	(116,064)	36,647	(49,216)
Asset (liability) as of December 31, 2015 (*)	-	1,766	(141,443)	(139,677)
Fair value variations:
Net income (losses) recognized in profit or loss (c)	309	(40,931)	(1)	(40,623)
Losses recognized in other comprehensive income (loss)	-	-	(4,842)	(4,842)
Settlements during the year	3,508	39,165	57,075	99,748
Asset (liability) as of December 31, 2016 (*)	3,817	-	(89,211)	(85,394)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Movement of other comprehensive income (loss)	Fuel	Foreign currency	Interest rate	Total
Balances as of December 31, 2014	168	-	(138,881)	(138,713)
Fair value adjustments during the year	(30,712)	-	(96,489)	(127,201)
Net reversal, to profit or loss (b)	30,456	-	35,797	66,253
Tax effect	88	-	20,631	20,719
Balances as of December 31, 2015	-	-	(178,942)	(178,942)
Fair value adjustments during the year	-	-	(4,842)	(4,842)
Net reversal to profit or loss (d)	-	-	128,731	128,731
Tax effects	-	-	(92,179)	(92,179)
Balances as of December 31, 2016	-	-	(147,229)	(147,229)

Effects on the 2016 profit (loss) (c+d)	309	(40,931)	(128,732)	(169,354)
Operating costs and expenses	-	-	(12,574)	(12,574)
Financial income (expense)	309	(40,931)	(116,158)	(156,780)

Effects on the 2015 profit (loss) (a+b)	(29,964)	102,696	(35,725)	37,007
Operating costs and expenses	-	-	(13,150)	(13,150)
Financial income (expense)	(29,964)	102,696	(22,575)	50,157

(*) Classified as "Derivatives assets" if the amount results in an asset or "Derivatives liabilities" if the amount results in a liability.

The Company adopts the hedge accounting for the derivatives contracted to hedge interest rate risk classified as "cash flow hedge". As of December 31, 2016, the Company records as cash flow hedge only for the interest rate hedge (mainly Libor). The cash flow hedge is programmed to be recycled to profit or loss in the periods stated bellow:

	2017	2018	2019	2020	2021	Thereafter
Recycle expectation	14,242	14,092	16,350	15,578	13,844	73,123

26.1.     Market risks

a) Fuel price risk

The aircraft fuel price fluctuates both in the short and in the long-term, in line with crude oil and oil by product price fluctuations. To mitigate the risk of fuel price, the Company, as of December 31, 2016 held the purchase option (call and put) attached to WTI. In the year ended December 31, 2016, the Company recognized a gain with fuel hedge transactions in the amount of R$309 (a loss of R$29,964 in the year ended December 31, 2015). The Company does not hold derivatives operations designated as “hedge accounting”.

b) Foreign currency risk

Foreign risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. To mitigate the foreign currency risk, the Company did not hold open contracts derivative financial instruments that are referenced to the U.S. dollar. For the year ended December 31, 2016, the Company recognized a loss on foreign currency derivatives in the amount of R$40,931 (gain of R$102,969 as of December 31, 2015).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure as of December 31, 2016 and 2015 is as follows:

	12/31/2016	12/31/2015
Assets
Cash and cash equivalents and short-term investments	548,792	971,986
Trade receivables	104,800	57,104
Deposits	756,810	690,827
Derivatives	3,817	1,766
Other assets	10,184	4,202
Total assets	1,424,403	1,725,885

Liabilities
Foreign suppliers	341,026	113,280
Short and long-term debt	3,596,379	5,033,900
Finance leases	1,718,012	2,994,094
Other leases payable	982	179,030
Provision for aircraft and engine return	583,941	725,176
Total liabilities	6,240,340	9,045,480
Exchange exposure in R$	4,815,937	7,319,595

Commitments not recorded in the statements of financial position
Future commitments resulting from operating leases	6,246,725	7,749,032
Future commitments resulting from firm aircraft orders	48,032,429	58,886,473
Total	54,279,154	66,635,505

Total foreign currency exposure - R$	59,095,091	73,955,100
Total foreign currency exposure - US$	18,132,334	18,939,536
Exchange rate (R$/US$)	3.2591	3.9048

The Company’s foreign currency exposure mainly comprises U.S. Dollar rate.

c) Interest rate risk

The Company is mainly exposed to lease transactions indexed to variations in the Libor rate until the aircraft is received. To mitigate such risks, the Company has derivative financial instruments of interest rate (Libor) swaps. During the year ended December 31, 2016, the Company recognized a total loss with interest hedging transactions in the amount of R$128,732 (loss of R$35,725 for year ended December 31, 2015).

As of December 31, 2016 and 2015, the Company and its subsidiaries had interest rate swap derivatives recorded as hedge accounting.

26.2.     Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by cash and cash equivalents, short-term investments and trade receivables. Trade receivables credit risk consists of amounts falling due from credit card operators, travel agencies, installments sales and government entities, which leaves the Company exposed to a small portion of the credit risk of individuals and other entities. Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (BM&FBOVESPA or NYMEX), thus substantially mitigating credit risk. Financial assets are realized with counterparties rated investment grade or higher by S&P or Moody's. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

26.3.     Liquidity risk

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

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The schedule of financial liability hold by the Company as of December 31, 2016 and 2015 is as follows:

	12/31/2016
	Current	6 to 12 months	1 to 5 years	More than 5 years	Total
Short and long-term debt	499,542	335,748	2,654,007	2,889,923	6,379,220
Suppliers	1,088,859	-	9,138	-	1,097,997
Derivative liabilities	89,211	-	-	-	89,211
	1,677,612	335,748	2,663,145	2,889,923	7,566,428

	12/31/2015
	Current	6 to 12 months	1 to 5 years	More than 5 years	Total
Short and long-term debt	336,664	1,059,959	3,110,282	4,798,021	9,304,926
Suppliers	797,124	103,558	-	-	900,682
Derivative liabilities	141,443	-	-	-	141,443
	1,275,231	1,163,517	3,110,282	4,798,021	10,347,051

26.4.     Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt, divided by total equity (deficit). The table below shows the Company’s capital management as of December 31, 2016 and 2015:

	12/31/2016	12/31/2015
Short and long-term debt	6,379,220	9,304,926
(-) Cash and cash equivalents	(562,207)	(1,072,332)
(-) Short-term investments	(431,233)	(491,720)
(-) Restricted cash	(168,769)	(735,404)
A - Net debt	5,217,011	7,005,470
B - Total deficit	(3,356,751)	(4,322,440)
C = (B+A) Total capital and net debt	1,860,260	2,683,030

26.5.     Sensitivity analysis of financial instruments

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

•      Increase and decrease by 25% and 50% in fuel prices, by keeping all the other variables constant;

•      Increase and decrease by 25% and 50% in the U.S. dollar exchange rate, by keeping all the other variables constant;

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

•      Increase and decrease by 25% and 50% in the Libor interest rate, by keeping all the other variables constant.

The estimates presented do not necessarily reflect the amounts to be reported in future financial statements. The use of different methodologies and/ or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis of foreign currency exposure, derivatives position and the interest rates on December 31, 2016 to market risks considered relevant by management. In the tables, positive values are displayed as asset exposures (assets higher than liabilities) and negative values are exposed liabilities (liabilities higher than assets).

a) Fuel risk

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contract crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge fluctuations in jet fuel prices. Historically, oil prices are highly correlated with aircraft fuel prices.

As of December 31, 2016, the Company and its subsidiaries held options and Brent contracts.

The fair value of the contracts on December 31, 2016 totaled R$3,817. The table below shows information on the hedged exposure:

	1Q17	2Q17	3Q17	4Q17	Total 12M
Percentage of fuel exposure hedged	55%	0%	0%	0%	4%
Amount in barrels (thousand barrels)	391	-	-	-	391
Future rate agreed per barrel (US$) (*)	53	-	-	-	53
Total in thousands of Brazilian Reais (**)	67,538	-	-	-	67,538

(*)  Weighted average between call strikes.

(**) The exchange rate: R$3.2591/US$1.00.

b) Foreign currency risk

As of December 31, 2016, the Company have U.S. dollar derivative contracts with notional value of US$68,250,000, with maturities until June 2017, and a net exchange exposure liability of R$4,815,937. As of December 31, 2016, the Company adopted the closing exchange rate of R$3.2591/US$ as a likely scenario, as follows:

	Exchange rate	Liabilities, net	Derivatives, net	Total exposure
As of December 31, 2016	3.2591	(4,815,937)	(85,394)	(4,901,331)
Dollar depreciation (-50%)	1.6296	(2,407,968)	(42,697)	(2,450,665)
Dollar depreciation (-25%)	2.4443	(3,611,953)	(64,046)	(3,675,999)
Dollar appreciation (+25%)	4.0739	(6,019,921)	(106,743)	(6,126,664)
Dollar appreciation (+50%)	4.8887	(7,223,905)	(128,091)	(7,351,996)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

c) Interest risk factor

As of December 31, 2016, the Company holds financial investments and financial liabilities indexed to several rates, and position in Libor derivatives. In the sensitivity analysis of non-derivative financial instruments it was considered the impacts on yearly interest of the exposed values as of December 31, 2016 (see Note 16), arising from fluctuations in interest rates according to the scenarios presented below:

Instruments	Risk	Referential rate	Exposure Amount (probable scenario **)	Possible Adverse Scenario	Adverse Scenario Remote
				25%	50%
Short and long-term debt, net of short-term investments (*)	Increase in the CDI rate	13.63%	(180,034)	(100,924)	(121,109)
Derivatives	Decrease in the Libor rate	2.12%	(89,211)	(27,013)	(56,469)

(*)  Refers to the sum of the values invested and raised in the market and indexed to CDI, the negative amounts means more debt than investments.

(**) Book value registered as of December 31, 2016.

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

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of December 31, 2016 and 2015:

	12/31/2016		12/31/2015
Financial instrument	Book value	Other significant observable factors (Level 2)	Book value	Other significant observable factors (Level 2)
Cash and cash equivalents	308,548	308,548	737,343	737,343
Short-term investments	121,491	121,491	227,628	227,628
Restricted cash	168,769	168,769	735,404	735,404
Derivative assets	3,817	3,817	1,766	1,766
Derivative liabilities	(89,211)	(89,211)	(141,443)	(141,443)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

27.  Non-cash transactions

In the year ended December 31, 2016, the Company increased its property, plant and equipment in the amount of R$97,423 (R$259,673 and R$69,485 in the years ended December 31, 2015 and 2014, respectively) is related to an increase of the provision for aircraft return. Additionally, the Company renegotiated financial leasing agreements amounting to R$549,144, recorded in property, plant and equipment under finance lease.

In the year ended December 31, 2016, Smiles acquired the right to use additional software licenses, in the amount of R$25,660, which payments was outstanding, and recorded in “suppliers”.

28.  Insurance

As of December 31, 2016, the insurance coverage by nature, considering the aircraft fleet and related to the maximum reimbursable amounts indicated in U.S. dollars (in thousands), is as follows:

Aeronautical Type	In Reais	In U.S. dollars
Guarantee - hull/war	12,319,398	3,780,000
Civil liability per event/aircraft (*)	2,444,325	750,000
Inventories (*)	684,411	210,000

(*) Values per incident and annual aggregate.

Pursuant to Law No. 10,744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which GLA may be required to pay, for amounts exceeding the limit of the insurance policies effective since September 10, 2001, limited to the amount in Brazilian Reais equivalent to US$1.0 billion.

29.  Subsequent events

On January 30, 2017, the Company approved the fourth payment of tranche B of the agreement entered into on February 26, 2016 referring to the acquisition of air tickets in advance and the agreement of fiduciary assignment of receivables and rights on accounts and other covenants, entered into between GLA and Smiles. The amount paid on February 3, 2017 was R$120,000.

On January 13, 2017, Smiles entered into an amendment to the Smiles Partnership Agreement with a financial institution, in the amount of R$143,000 for the acquisition of miles in advance to be used until the end of 2018.

On January 31, 2017, GLA entered into a Loan Agreement with Delta Air Lines Inc., (“Delta”), in the amount of US$50,000, maturing on December 31, 2020, with a repayment obligation by the Company, GLA and Gol LuxCo, pursuant to the repayment agreement entered into on August 19, 2015, with guarantee granted by the Company to GAC.

On April 3, 2017, the Company repaid US$55.9 million (R$177.2 million) for the 7.5% Senior Notes due 2017 that was outstanding at their maturity date.

On April 5, 2017 GOL and Smiles S.A. entered into an amendment to their Agreement for Advanced Purchase and Sale of Air Tickets entered on February 26, 2016. Pursuant to the Amendment, the parties agreed to extend the term of the Agreement for Advanced Purchase and Sale of Air Tickets, and Smiles agreed to acquire up to R$480 million in advance air tickets, to be disbursed by Smiles through July 31, 2018 in accordance with the terms and conditions of the Amendment.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

30.  Condensed consolidated financial information of guarantor subsidiaries

The following condensed consolidated financial information, prepared in accordance with IFRS, is presented in lieu to provide the separate audited financial statements for the guarantor subsidiary GLA, which is 100% owned by the Company, in connection with its full and unconditional guarantee, on a joint and several basis, of the obligation to pay principal and interest under the 8.75% Perpetual Notes, 7.60% Senior Notes I, and 9.64% Senior Notes II, issued by the Company’s wholly owned subsidiary Gol Finance, 11.30% Senior Notes IV, 9.71% Senior Notes V, 9.87% Senior Notes VI and 9.84% Senior Notes VII issued by the Company’s wholly owned subsidiary Gol LuxCo. The 9.24% Senior Notes III, previously issued by GLA and transferred to Gol LuxCo, is guaranteed by the Company.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/13/2016
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (GLA)	Non-guarantor subsidiaries (*)	Consolidating adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	7,733	4,531	251,170	298,773	-	562,207
Short-term investments	49	-	191,296	322,645	(82,757)	431,233
Trade receivables	-	-	610,392	167,864	(18,019)	760,237
Inventories	-	-	182,588	-	-	182,588
Other current assets	74,029	-	121,123	612,430	(663,133)	144,449
	81,811	4,531	1,356,569	1,401,712	(763,909)	2,080,714

Noncurrent assets
Restricted cash	32,656	-	136,113	-	-	168,769
Credits with related parties	184,828	1,832,466	46,472	3,235,992	(5,299,758)	-
Deposits	38,760	-	1,142,860	7,372	-	1,188,992
Other noncurrent assets	30,695	-	55,491	458,334	(360,588)	183,932
Investments	281,758	-	2,038	15,186	(281,760)	17,222
Property, plant and equipment	-	-	2,700,269	324,741	-	3,025,010
Intangible assets	-	-	1,704,885	34,831	-	1,739,716
	568,697	1,832,466	5,788,128	4,076,456	(5,942,106)	6,323,641

Total assets	650,508	1,836,997	7,144,697	5,478,168	(6,706,015)	8,404,355

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2016
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (GLA)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated
Liabilities
Current liabilities
Short-term debt	-	211,759	558,071	65,460	-	835,290
Suppliers	750	190	1,000,433	117,426	(20,802)	1,097,997
Salaries	309	-	268,350	14,863	-	283,522
Landing fees	-	-	236,558	3,008	-	239,566
Advance ticket sales	-	-	1,094,516	-	91,429	1,185,945
Mileage program	-	-	-	781,707	-	781,707
Provisions	-	-	66,502	-	-	66,502
Other current liabilities	1,167	-	871,002	149,160	(663,116)	358,213
	2,226	211,949	4,095,432	1,131,624	(592,489)	4,848,742

Noncurrent liabilities
Long-term debt	-	879,193	2,629,290	2,118,204	(82,757)	5,543,930
Provisions	-	-	722,451	1,262	-	723,713
Related parties	-	863,596	1,973,547	2,459,653	(5,296,796)	-
Provision for loss on investments	4,298,280	-	-	-	(4,298,280)	-
Other noncurrent liabilities	-	-	807,930	228,466	(391,675)	644,721
	4,298,280	1,742,789	6,133,218	4,807,585	(10,069,508)	6,912,364

Deficit attributable to equity holders of the parent	(3,649,998)	(117,741)	(3,083,953)	(461,041)	3,662,735	(3,649,998)
Non-controlling interests	-	-	-	-	293,247	293,247
Total deficit	(3,649,998)	(117,741)	(3,083,953)	(461,041)	3,955,982	(3,356,751)

Total equity and liabilities	650,508	1,836,997	7,144,697	5,478,168	(6,706,015)	8,404,355

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2016
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (GLA)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated
Statement of operations

Net revenue	-	-	9,069,649	1,548,109	(750,423)	9,867,335

Operating costs and expenses
Salaries	(2,597)	-	(1,613,143)	(41,045)	-	(1,656,785)
Aircraft fuel	-	-	(2,695,390)	-	-	(2,695,390)
Aircraft rent	-	-	(996,945)	-	-	(996,945)
Aircraft insurance	-	-	(35,938)	-	-	(35,938)
Sales and marketing	(216)	-	(493,860)	(61,908)	-	(555,984)
Landing fees	-	-	(687,366)	-	-	(687,366)
Aircraft, traffic and mileage servicing	(3,738)	-	(969,930)	(830,309)	735,802	(1,068,175)
Maintenance, materials and repairs	-	-	(593,086)	(4)	-	(593,090)
Depreciation and amortization	-	-	(439,173)	(8,495)	-	(447,668)
Other operating expenses	(1,342)	-	(647,736)	217,290	(381)	(432,169)
	(7,893)	-	(9,172,567)	(724,471)	735,421	(9,169,510)

Equity results	872,104	-	1,250	(2,530)	(872,104)	(1,280)
Financial expenses, net	(20,049)	240,694	(204,852)	648,695	389	664,877

Income (loss) before income taxes	844,162	240,694	(306,520)	1,469,803	(886,717)	1,361,422

Income taxes	5,457	-	1,673	(271,156)	4,968	(259,058)
Net income (loss) for the year	849,619	240,694	(304,847)	1,198,647	(881,749)	1,102,364

Net income (loss) attributable to equity holders of the parent	849,619	240,694	(304,847)	1,198,647	(1,134,494)	849,619
Net income attributable to non-controlling interests	-	-	-	-	252,745	252,745

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2016
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (GLA)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated

Net income (loss) for the year	849,619	240,694	(304,847)	1,198,647	(881,749)	1,102,364

Other comprehensive income (loss) to be reversed to profit or loss in subsequent periods
Cash flow hedges	123,889	-	123,889	-	(123,889)	123,889
Tax effect	(92,179)	-	(92,179)	-	92,179	(92,179)
	31,710	-	31,710	-	(31,710)	31,710

Comprehensive income (loss) for the year	881,329	240,694	(273,137)	1,198,647	(913,459)	1,134,074

Comprehensive income (loss) for the year attributable to:
Equity holders of the parent	881,329	240,694	(273,137)	1,198,647	(1,166,204)	881,329
Non-controlling interests	-	-	-	-	252,745	252,745

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2016
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (GLA)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated

Net cash flows from (used in) operating activities	3,648	(47,415)	(788,931)	(227,552)	1,039,183	(21,067)

Investing activities
Restricted cash	1,317	-	496,017	44,773	-	542,107
Short-term investments	-	-	-	(45,651)	-	(45,651)
Related parties	15,299	12,501	-	(637,940)	610,140	-
Advances for property, plant and equipment acquisition, net	-	-	(19,075)	661,010	(105,491)	536,444
Property, plant and equipment	-	-	(363,018)	(519)	(46,172)	(409,709)
Intangible assets	-	-	(26,318)	(3,338)	-	(29,656)
Other	(25,177)	-	1,993	2,641	19,097	(1,446)
Net cash flows from investing activities	(8,561)	12,501	89,599	20,976	477,574	592,089

Financing activities
Issuance of debt, net of payments and issuance costs	-	(189,780)	(813,012)	112,233	-	(890,559)
Related parties	(4,391)	139,546	1,246,009	(596,410)	(784,754)	-
Capital increase, net of issuance costs	-	-	191,587	6,481	(198,068)	-
Other	(395)	-	-	(351,386)	179,557	(172,224)
Net cash flows from (used in) financing activities	(4,786)	(50,234)	624,584	(829,082)	(803,265)	(1,062,783)

Foreign exchange variation on cash held in foreign currencies	-	63,036	(24,023)	656,115	(713,492)	(18,364)
Net decrease in cash and cash equivalents	(9,699)	(22,112)	(98,771)	(379,543)	-	(510,125)

Cash and cash equivalents at beginning of the year	17,432	26,643	349,941	678,316	-	1,072,332
Cash and cash equivalents at the end of the year	7,733	4,531	251,170	298,773	-	562,207

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/13/2015
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (GLA)	Non-guarantor subsidiaries (*)	Consolidating adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	17,432	26,643	349,941	678,316	-	1,072,332
Short-term investments	-	-	120,129	459,385	(87,794)	491,720
Restricted cash	10,514	-	-	48,810	-	59,324
Trade receivables	-	-	268,993	192,422	1,205	462,620
Inventories	-	-	199,236	-	-	199,236
Other current assets	33,585	-	168,755	664,022	(690,028)	176,334
	61,531	26,643	1,107,054	2,042,955	(776,617)	2,461,566

Noncurrent assets
Restricted cash	23,459	-	652,623	-	-	676,080
Credits with related parties	212,951	2,178,370	36,421	3,038,304	(5,466,046)	-
Other noncurrent assets	61,821	-	1,074,476	196,848	(92,039)	1,241,108
Investments	213,800	-	2,782	15,643	(213,801)	18,424
Property, plant and equipment	-	-	3,272,169	984,445	-	4,256,614
Intangible assets	-	-	1,700,693	13,912	-	1,714,605
	512,031	2,178,370	6,739,164	4,249,152	(5,771,886)	7,906,831

Total assets	573,562	2,205,013	7,846,218	6,292,107	(6,548,503)	10,368,397

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2015
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (GLA)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated
Liabilities
Current liabilities
Short-term debt	-	47,472	1,274,819	80,126	(5,794)	1,396,623
Suppliers	6,839	-	857,286	84,106	(47,549)	900,682
Advance ticket sales	-	-	1,115,268	-	91,387	1,206,655
Provisions	-	-	206,708	-	-	206,708
Other current liabilities	580	-	1,606,447	872,054	(647,741)	1,831,340
	7,419	47,472	5,060,528	1,036,286	(609,697)	5,542,008

Noncurrent liabilities
Long-term debt	-	1,720,744	3,760,707	2,518,038	(91,186)	7,908,303
Related parties	5,016	795,232	883,453	3,773,973	(5,457,674)	-
Provision for loss on investments	5,107,589	-	-	-	(5,107,589)	-
Other noncurrent liabilities	-	-	1,143,933	222,582	(125,989)	1,240,526
	5,112,605	2,515,976	5,788,093	6,514,593	(10,782,438)	9,148,829

Equity attributable to equity holders of the parent	(4,546,462)	(358,435)	(3,002,403)	(1,482,794)	4,843,632	(4,546,462)
Non-controlling interests	-	-	-	224,022	-	224,022
Total equity (deficit)	(4,546,462)	(358,435)	(3,002,403)	(1,258,772)	4,843,632	(4,322,440)

Total equity and liabilities	573,562	2,205,013	7,846,218	6,292,107	(6,548,503)	10,368,397

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2015
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (GLA)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated
Statement of operations

Net revenue	-	-	9,234,659	1,221,259	(677,911)	9,778,007

Operating costs and expenses
Salaries	(4,974)	-	(1,535,692)	(39,866)	1	(1,580,531)
Aircraft fuel	-	-	(3,301,368)	-	-	(3,301,368)
Aircraft rent	-	-	(1,106,583)	6,497	-	(1,100,086)
Aircraft insurance	-	-	(29,791)	-	-	(29,791)
Sales and marketing	(349)	-	(565,980)	(51,074)	-	(617,403)
Landing fees	-	-	(681,378)	-	-	(681,378)
Aircraft, traffic and mileage servicing	(8,648)	(99)	(948,052)	(706,252)	643,218	(1,019,833)
Maintenance, materials and repairs	-	-	(603,918)	(7)	-	(603,925)
Depreciation and amortization	-	-	(416,767)	(2,924)	-	(419,691)
Other operating expenses	(2,302)	(12)	(611,344)	9,814	7	(603,837)
	(16,273)	(111)	(9,800,873)	(783,812)	643,226	(9,957,843)

Equity results	(3,562,470)	-	1,991	(5,932)	3,562,470	(3,941)
Financial expenses, net	(811,019)	(16,649)	(2,323,332)	(112,323)	-	(3,263,323)

Income (loss) before income taxes	(4,389,762)	(16,760)	(2,887,555)	319,192	3,527,785	(3,447,100)

Income taxes	(71,121)	-	(606,121)	(178,692)	11,794	(844,140)
Net income (loss) for the year	(4,460,883)	(16,760)	(3,493,676)	140,500	3,539,579	(4,291,240)

Net income (loss) attributable to equity holders of the parent	(4,460,883)	(16,760)	(3,493,676)	140,500	3,369,936	(4,460,883)
Net income attributable to non-controlling interests	-	-	-	-	169,643	169,643

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2015
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (GLA)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated

Net income (loss) for the year	(4,460,883)	(16,760)	(3,493,676)	140,500	3,539,579	(4,291,240)

Other comprehensive income (loss) to be reversed to profit or loss in subsequent periods
Cash flow hedges	(60,949)	-	(60,949)	-	60,949	(60,949)
Tax effect	20,723	-	20,723	-	(20,723)	20,723
	(40,226)	-	(40,226)	-	40,226	(40,226)

Comprehensive income (loss) for the year	(4,501,109)	(16,760)	(3,533,902)	140,500	3,579,805	(4,331,466)

Comprehensive income (loss) for the year attributable to
Equity holders of the parent	(4,501,109)	(16,760)	(3,533,902)	140,500	3,410,162	(4,501,109)
Non-controlling interests	-	-	-	-	169,643	169,643

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2015
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (GLA)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated

Net cash flows from (used in) operating activities	(437,449)	62,513	(1,509,671)	1.214,532	70,608	(599,467)

Investing activities
Acquisition of property, plant and equipment, net	-	-	(437,713)	(123,279)	1,615	(559,377)
Intangible assets	-	-	(41,035)	-	(1,777)	(42,812)
Restricted cash	(11,952)	-	(401,396)	9,494	-	(403,854)
Short-term investments	-	-	-	(254,416)	-	(254,416)
Related parties	141,765	130,218	-	(1,003,157)	731,174	-
Other	(417,880)	-	1,302	8,171	409,709	1,302
Net cash flows from (used in) investing activities	(288,067)	130,218	(878,842)	(1,363,187)	1,140,721	(1,259,157)

Financing activities
Issuance of debt, net of payments and issuance costs	1,117,771	(53,368)	(291,243)	(362,642)	16,455	426,973
Related parties	(1,811,297)	-	945,009	1,655,421	(789,133)	-
Capital increase, net of issuance costs	456,302	-	567,702	11,366	(579,068)	456,302
Other	(2)	-	-	(290,962)	157,879	(133,085)
Net cash flows from (used in) financing activities	(237,226)	(53,368)	1,221,468	1,013,183	(1,193,867)	750,190

Foreign exchange variation on cash held in foreign currencies	978,235	(116,506)	180,669	(742,943)	(17,462)	281,993
Net increase (decrease) in cash and cash equivalents	15,493	22,857	(986,376)	121,585	-	(826,441)

Cash and cash equivalents at beginning of the year	1,939	3,786	1,336,317	556,731	-	1,898,773
Cash and cash equivalents at the end of the year	17,432	26,643	349,941	678,316	-	1,072,332

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2014
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (GLA)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated
Statement of operations

Net revenue	-	-	9,788,591	807,488	(529,865)	10,066,214

Operating costs and expenses
Salaries	(6,104)	-	(1,335,933)	(32,059)	-	(1,374,096)
Aircraft fuel	-	-	(3,842,276)	-	-	(3,842,276)
Aircraft rent	-	-	(844,571)	-	-	(844,571)
Aircraft insurance	-	-	(22,411)	-	-	(22,411)
Sales and marketing	(776)	-	(629,916)	(36,680)	-	(667,372)
Landing fees	-	-	(613,153)	-	-	(613,153)
Aircraft, traffic and mileage servicing	(4,238)	-	(800,315)	(458,793)	515,899	(747,447)
Maintenance, materials and repairs	-	-	(511,042)	(3)	-	(511,045)
Depreciation and amortization	-	-	(460,040)	(3,256)	-	(463,296)
Other operating expenses	(1,148)	-	(540,350)	68,370	13	(473,115)
	(12,266)	-	(9,600,007)	(462,421)	515,912	(9,558,782)

Equity results	(1,077,220)	-	1,302	(3,791)	1,077,219	(2,490)
Financial income (expense), net	(174,121)	(41,357)	(1,191,416)	(50,729)	1	(1,457,622)

Income (loss) before income taxes	(1,263,607)	(41,357)	(1,001,530)	290,547	1,063,267	(952,680)

Income taxes	17,438	-	(54,233)	(132,550)	4,744	(164,601)
Net income (loss) for the year	(1,246,169)	(41,357)	(1,055,763)	157,997	1,068,011	(1,117,281)

Net income (loss) attributable to equity holders of the parent	(1,246,169)	(41,357)	(1,055,763)	157,997	939,123	(1,246,169)
Net income attributable to non-controlling interests	-	-	-	-	128,888	128,888

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2014
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (GLA)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated

Net income (loss) for the year	(1,246,169)	(41,357)	(1,055,763)	157,997	1,068,011	(1,117,281)

Other comprehensive income (loss) to be reversed to profit or loss in subsequent periods
Cash flow hedges	(182,653)	-	(182,653)	-	182,653	(182,653)
Tax effect	62,102	-	62,102	-	(62,102)	62,102
	(120,551)	-	(120,551)	-	120,551	(120,551)

Comprehensive income (loss) for the year	(1,366,720)	(41,357)	(1,176,314)	157,997	1,188,562	(1,237,832)

Comprehensive income (loss) for the year attributable to
Equity holders of the parent	(1,366,720)	(41,357)	(1,176,314)	157,997	1,059,674	(1,366,720)
Non-controlling interests	-	-	-	-	128,888	128,888

(*) The non-guarantor subsidiaries are comprised of the entities GAC, Gol LuxCo, Gol Dominicana and Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	2014
	Parent company (GLAI)	Issuer subsidiary (Gol Finance)	Subsidiary guarantor (GLA)	Non-guarantor subsidiaries (*)	Consolidation adjustments	Consolidated

Net cash flows from (used in) operating activities	209,816	42,916	261,673	443,325	171,462	1,129,192

Investing activities
Acquisition of property, plant and equipment, net	-	-	(215,206)	(775)	28,371	(187,610)
Intangibles	-	-	(28,680)	(17,370)	(258)	(46,308)
Restricted cash	(1,811)	-	(16,980)	(58,303)	-	(77,094)
Financial investments, net	-	-	-	58,303	(218,813)	(160,510)
Related parties	(134,214)	92,631	-	41,338	245	-
Other	(119,684)	-	(791)	(16,721)	177,108	39,912
Net cash flows from (used in) investing activities	(255,709)	92,631	(261,657)	6,472	(13,347)	(431,610)

Financing activities
Issuance of debt, net of payments and issuance costs	(132,562)	(114,455)	(211,910)	323,663	490,500	355,236
Related parties	(129,572)	-	(34,529)	614,992	(450,891)	-
Other	112,290	-	570,296	(1,149,944)	(197,462)	(664,820)
Net cash flows from (used in) financing activities	(149,844)	(114,455)	323,857	(211,289)	(157,853)	(309,584)

Foreign exchange variation on cash held in foreign currencies	173,587	(27,031)	(124,872)	(146,295)	(261)	(124,872)
Net increase (decrease) in cash and cash equivalents	(22,150)	(5,939)	199,001	92,213	-	263,126

Cash and cash equivalents at beginning of the year	24,088	9,725	1,137,316	464,519	-	1,635,647
Cash and cash equivalents at the end of the year	1,938	3,786	1,336,317	556,732	-	1,898,773

(*) The non-guarantor subsidiaries are comprised by GAC, Gol LuxCo, Gol Dominicana and Smiles.