Form 20-F
period 2017-12-31
Gol Intelligent Airlines Inc.
filed 2018-04-30
CIK 1291733

As filed with the Securities and Exchange Commission on April 30, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 20-F

_______________

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

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

The number of outstanding shares of each class of stock of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2017:

2,863,682,710 Shares of Common Stock

265,899,432 Shares of Preferred Stock

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

Table of Contents
Presentation of Financial and Other Data		1
Cautionary Statements about Forward-Looking Statements		2
ITEM 1.	Identity of Directors, Senior Management and Advisers	3
ITEM 2.	Offer Statistics and Expected Timetable	3
ITEM 3.	Key Information	4
A.	Selected Financial Data	4
B.	Capitalization and Indebtedness	8
C.	Reasons for the Offer and Use of Proceeds	8
D.	Risk Factors	8
ITEM 4.	Information on the Company	16
A.	History and Development of the Company	16
B.	Business Overview	22
C.	Organizational Structure	44
D.	Property, Plant and Equipment	44
ITEM 4A.	Unresolved Staff Comments	45
ITEM 5.	Operating and Financial Review and Prospects	45
A.	Operating Results	45
B.	Liquidity and Capital Resources	64
C.	Research and Development, Patents and Licenses, etc.	71
D.	Trend Information	71
E.	Off-Balance Sheet Arrangements	71
F.	Tabular Disclosure of Contractual Obligations	72
ITEM 6.	Directors, Senior Management and Employees	72
A.	Directors and Senior Management	72
B.	Compensation	76
C.	Board Practices	77
D.	Employees	78
E.	Share Ownership	79
ITEM 7.	Major Shareholders and Related Party Transactions	79
A.	Major Shareholders	79
B.	Related Party Transactions	80
C.	Interests of Experts and Counsel	81
ITEM 8.	Financial Information	82
A.	Consolidated Statements and Other Financial Information	82
B.	Significant Changes	87
ITEM 9.	The Offer and Listing	87
A.	Offer and Listing Details	87
B.	Plan of Distribution	89
C.	Markets	89
D.	Selling Shareholders	91
E.	Dilution	91
F.	Expenses of the Issue	91
ITEM 10. Additional Information		92
A.	Share Capital	92

B.	Memorandum and Articles of Association	92
C.	Material Contracts	100
D.	Exchange Controls	101
E.	Taxation	101
F.	Dividends and Paying Agents	110
G.	Statement by Experts	110
H.	Documents on Display	110
I.	Subsidiary Information	111
ITEM 11. Quantitative and Qualitative Disclosures about Market Risk		111
ITEM 12. Description of Securities other than Equity Securities		111
A.	American Depositary Shares	111
ITEM 13. Defaults, Dividend Arrearages and Delinquencies		113
ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds		113
ITEM 15. Controls and Procedures		113
ITEM 16. Reserved		114
ITEM 16A. Audit Committee Financial Expert		114
ITEM 16B. Code of Ethics		114
ITEM 16C. Principal Accountant Fees and Services		114
ITEM 16D. Exemptions from the Listing Standards for Audit Committees		115
ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers		115
ITEM 16F. Change in Registrant’s Certifying Accountant		115
ITEM 16G. Corporate Governance		115
ITEM 16H. Mine Safety Disclosure		117
ITEM 17. Financial Statements		118
ITEM 18. Financial Statements		118
ITEM 19. Exhibits		118
Signature		120

Presentation of Financial and Other Data

The consolidated financial statements included in this annual report have been prepared in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB, in reais.

We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts in respect of the year ended December 31, 2017 was R$3.308 to US$1.00, which was the commercial rate for the sale of U.S. dollars in effect on December 31, 2017, as reported by the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at the above rate. See “Item 3A. Selected Financial Data—Exchange Rates” for more detailed information regarding the Brazilian foreign exchange system and historical data on the exchange rate of the real against the U.S. dollar.

In this annual report, we use the terms “the Registrant” to refer to Gol Linhas Aéreas Inteligentes S.A., and “Gol,” “Company,” “we,” “us” and “our” to refer to the Registrant and its consolidated subsidiaries together, except where the context requires otherwise. The term GLA refers to Gol Linhas Aéreas S.A., a wholly owned subsidiary of the Registrant. The term “VRG” refers to VRG Linhas Aéreas S.A. – the company formed from assets of the former Varig group, which we acquired in April 2007, and which is now called GLA. References to “preferred shares” and “ADSs” refer to non-voting preferred shares of the Registrant and American depositary shares representing those preferred shares, respectively, except where the context requires otherwise.

The phrase “Brazilian government” refers to the federal government of the Federative Republic of Brazil, and the term “Central Bank” refers to the Brazilian Central Bank (Banco Central do Brasil). The term “Brazil” refers to the Federative Republic of Brazil. The terms “U.S. dollar” and “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States. The terms “real” and “reais” and the symbol “R$” refer to the legal currency of Brazil. We make statements in this annual report about our competitive position and market share in, and the market size of, the Brazilian and international airline industries. We have made these statements on the basis of statistics and other information from third party sources, governmental agencies or industry or general publications that we believe are reliable. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications. All industry and market data contained in this annual report are from the latest publicly available information.

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

“Average stage length” represents the average number of kilometers flown per flight.

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

“Operating expense excluding fuel expense per available seat kilometer” or “CASK ex-fuel” represents operating expenses less fuel expense, divided by available seat kilometers.

“Operating revenue per available seat kilometer” or “RASK” represents operating revenue divided by available seat kilometers.

“Passenger revenue per available seat kilometer” or “PRASK” represents passenger revenue divided by available seat kilometers.

“Revenue passengers” represents the total number of paying passengers flown on all flight segments.

“Revenue passenger kilometers” or “RPK” represents the number of kilometers flown by revenue passengers.

“Yield per passenger kilometer” or “yield” represents the average amount one passenger pays to fly one kilometer.

Cautionary Statements about Forward-Looking Statements

This annual report includes forward-looking statements, principally under the captions “Risk Factors,” “Operating and Financial Review and Prospects” and “Business Overview.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting us. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among others:

·         general economic, political and business conditions in Brazil, South America and the Caribbean;

·         the effects of global financial markets and economic crises;

·         management’s expectations and estimates concerning our financial performance and financing plans and programs;

·         our level of fixed obligations;

·         our capital expenditure plans;

·         our ability to obtain financing on acceptable terms;

·         our ability to service our debt;

·         inflation and fluctuations in the exchange rate of the real;

·         changes to existing and future governmental regulations, including air traffic capacity controls;

·         fluctuations in crude oil prices and its effect on fuel costs;

·         increases in fuel costs, maintenance costs and insurance premiums;

·         changes in market prices, customer demand and preferences, and competitive conditions;

·         cyclical and seasonal fluctuations in our operating results;

·         defects or mechanical problems with our aircraft;

·         our ability to successfully implement our strategy;

·         developments in the Brazilian civil aviation infrastructure, including air traffic control, airspace and airport infrastructure; and

·         future terrorism incidents, cyber-security threats or related activities affecting the airline industry.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of regulation and of competition. Forward-looking statements are valid only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

PART I

ITEM 1.       Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.       Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.       Key Information

A.      Selected Financial Data

We present in this section the following summary financial data:

·         Summary financial information derived from our audited consolidated financial statements included herein as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015; and

·         Summary financial information derived from our audited consolidated financial statements not included herein as of December 31, 2015 and as of and for the years ended December 31, 2014 and 2013.

The following tables present summary consolidated financial and operating data for us for each of the periods indicated:

Summary Financial Information

	Year Ended December 31,
	2013	2014	2015	2016	2017	2017(1)
Statements of Operations	(in thousands of R$, except per share/ADS information)					(in thousands of US$)
Operating revenue:
Passenger	8,122,161	9,045,831	8,583,388	8,671,442	9,185,805	2,776,846
Cargo and other	834,051	1,020,383	1,194,619	1,195,893	1,390,217	420,259
Total operating revenue	8,956,212	10,066,214	9,778,007	9,867,335	10,576,022	3,197,105
Operating expenses:
Salaries	(1,333,462)	(1,374,096)	(1,580,531)	(1,656,785)	(1,708,111)	(516,358)
Aircraft fuel	(3,610,822)	(3,842,276)	(3,301,368)	(2,695,390)	(2,887,737)	(872,956)
Aircraft rent	(699,193)	(844,571)	(1,100,086)	(996,945)	(939,744)	(284,082)
Landing fees	(566,541)	(613,153)	(681,378)	(687,366)	(664,170)	(200,777)
Aircraft, traffic and mileage servicing	(354,730)	(431,974)	(678,075)	(753,497)	(874,736)	(264,430)
Passenger service expenses	(330,776)	(414,518)	(481,765)	(461,837)	(437,045)	(132,118)
Sales and marketing	(516,059)	(667,372)	(617,403)	(555,984)	(590,814)	(178,601)
Maintenance, materials and repairs	(460,805)	(511,045)	(603,925)	(593,090)	(368,719)	(111,463)
Depreciation and amortization	(560,966)	(463,296)	(419,691)	(447,668)	(505,425)	(152,789)
Other operating expenses	(256,869)	(396,481)	(493,621)	(320,948)	(610,310)	(184,495)
Total operating expenses	(8,690,223)	(9,558,782)	(9,957,843)	(9,169,510)	(9,586,811)	(2,898,069)
Equity results	-	(2,490)	(3,941)	(1,280)	544	164
Income (loss) before financial expense, net and income taxes	265,989	504,942	(183,777)	696,545	989,755	299,200
Financial income (expense), net	(919,216)	(1,457,622)	(3,263,323)	664,877	(918,759)	(277,739)
Profit (loss) before income taxes	(653,227)	(952,680)	(3,447,100)	1,361,422	70,996	21,462
Income taxes	(71,363)	(164,601)	(844,140)	(259,058)	307,213	92,870
Net income (loss)	(724,590)	(1,117,281)	(4,291,240)	1,102,364	378,209	114,332
Attributable to non-controlling interests	71,957	128,888	169,643	252,745	359,025	108,532
Attributable to equity holders of Gol	(796,547)	(1,246,169)	(4,460,883)	849,619	19,184	5,799

	As of December 31,
	2013	2014	2015	2016	2017	2017(1)
Balance Sheet Data:	(in thousands of R$)					(in thousands of US$)
Cash and cash equivalents	1,635,647	1,898,773	1,072,332	562,207	1,026,862	310,418
Restricted cash	254,456	331,550	735,404	168,769	268,047	81,030
Short-term investments	1,155,617	296,824	491,720	431,233	955,589	288,872
Trade receivables	324,821	352,284	462,620	760,237	936,478	283,095
Sub-total	3,370,541	2,879,431	2,762,077	1,922,446	3,186,976	963,415
Deposits	847,708	793,508	1,020,074	1,188,992	1,163,759	351,801
Total assets	10,638,448	9,976,647	10,368,397	8,404,355	10,004,748	3,024,410
Short-term debt	440,834	1,110,734	1,396,623	835,290	1,162,872	351,533
Long-term debt	5,148,551	5,124,505	7,908,303	5,543,930	5,942,795	1,796,492
Total equity	1,218,500	(332,974)	(4,322,440)	(3,356,751)	(3,068,946)	(927,735)
Capital stock	2,501,574	2,618,748	3,080,110	3,080,110	3,082,802	931,923

	Year Ended December 31,
	2013	2014	2015	2016	2017	2017(1)
Earnings per Share and Other Information:	(in R$)					(in US$)
Basic income (loss) per preferred share(2)	(2.88)	(4.48)	(14.76)	2.46	0.06	0.02
Basic income (loss) per common share(2)	(0.08)	(0.13)	(0.42)	0.07	0.00	0.00
Basic income (loss) per share(3)	(2.88)	(4.48)	(14.76)	2.45	0.06	0.02
Basic income (loss) per ADS (2)(4)	(5.76)	(8.96)	(29.53)	4.91	0.11	0.03
Diluted income (loss) per preferred share(2)	(2.88)	(4.48)	(14.76)	2.45	0.06	0.02
Diluted income (loss) per common share(2)	(0.08)	(0.13)	(0.42)	0.07	0.00	0.00
Diluted income (loss) per share(3)	(2.88)	(4.48)	(14.76)	2.45	0.05	0.02
Diluted income (loss) per ADS(2)(4)	(5.76)	(8.96)	(29.53)	4.90	0.11	0.03
Weighted average number of outstanding shares in relation to basic income (loss) per preferred share (in thousands)	132,780	134,151	158,285	202,261	204,664	204,664
Weighted average number of outstanding shares in relation to basic income (loss) per common share (in thousands)	5,035,037	5,035,037	5,035,037	5,035,037	4,981,350	4,981,350
Weighted average number of outstanding shares in relation to basic income (loss) per share (in thousands)(3)	276,638	278,009	302,143	346,119	346,988	346,988
Weighted average number of outstanding ADSs in relation to basic income (loss) per share (in thousands)(3)(4)	138,319	139,005	151,072	173,060	173,494	173,494
Weighted average number of outstanding shares in relation to diluted income (loss) per preferred share (in thousands)	132,780	134,151	158,285	202,608	207,278	207,278
Weighted average number of outstanding shares in relation to diluted income (loss) per common share (in thousands)	5,035,037	5,035,037	5,035,037	5,035,037	4,981,350	4,981,350
Weighted average number of outstanding shares in relation to diluted income (loss) per share (in thousands)(3)	276,638	278,009	302,143	346,465	349,602	349,602
Weighted average number of outstanding ADSs in relation to diluted income (loss) per share (in thousands)(3)(4)	138,319	139,005	151,072	173,233	174,801	174,801
Dividends declared per preferred share (net of withheld income taxes)	-	-	-	-	-	-

	Year Ended December 31,
	2013	2014	2015	2016	2017	2017(1)
Other Financial Data:	(in thousands of R$ except percentages)					(in thousands of US$)
EBITDA(5)	826,955	968,238	235,914	1,144,213	1,495,180	451,989
EBITDA margin(6)	9.2%	9.6%	2.4%	11.6%	14.1%	14.1%
Operating margin(7)	3.0%	5.0%	(1.9)%	7.1%	9.4%	9.4%
Total liquidity(8)	3,370,541	2,879,431	2,762,077	1,922,446	3,186,976	963,415
Net cash flows from (used in) operating activities	403,881	1,129,192	(599,467)	(21,067)	672,753	203,372
Net cash flows from (used in) investing activities	(318,936)	(431,610)	(1,259,157)	592,089	(559,805)	(169,228)
Net cash flows from (used in) financing activities	807,162	(309,584)	750,190	(1,062,783)	359,673	108,728

Summary Operational Data

	Year Ended December 31
	2013	2014	2015	2016	2017
Operating Data:
Operating aircraft at period end	141	139	142	121	119
Total aircraft at period end	150	144	144	130	119
Revenue passengers carried (in thousands)(9)	36,306	39,749	38,868	32,623	32,380
Revenue passenger kilometers (RPKs) (in millions)(9)	34,684	38,085	38,410	35,928	37,230
Available seat kilometers (ASKs) (in millions) (9)	49,633	49,503	49,744	46,329	46,694
Load-factor(9)	69.9%	76.9%	77.2%	77.5%	79.7%
Break-even load-factor	67.8%	73.1%	78.1%	72.1%	72.3%
Aircraft utilization (block hours per day)	11.2	11.5	11.3	11.2	12.1
Average fare (R$)	224	228	221	265	284
Passenger revenue yield per RPK (R$ cents)	23.4	23.8	22.4	24.1	24.7
Passenger revenue per ASK (R$ cents)	16.4	18.3	17.3	18.7	19.7
Operating revenue per ASK (R$ cents)	18.0	20.3	19.7	21.3	22.7
Operating expense per ASK (R$ cents)	17.5	19.3	20.0	19.8	20.5
Operating expense less fuel expense per ASK (R$ cents)	10.2	11.6	13.4	14.0	14.4
Departures	316,466	317,594	315,902	261,514	250,654
Departures per day	867	870	866	717	687
Destinations served	65	71	68	63	64
Average stage length (kilometers)	897	912	933	1,043	1,094
Active full-time equivalent employees at period end	16,319	16,875	16.472	15,261	14,532
Fuel liters consumed (in millions)	1,512	1,538	1,551	1,392	1,379
Average fuel expense per liter	2.39	2.50	2.13	1.94	2.09

____________

(1)   Translated for convenience using the U.S. dollar selling rate as reported by the Central Bank of R$3.308 to US$1.00 as of December 31, 2017.

(2)   Adjusted to reflect the one to 35 stock split of our common shares on March 23, 2015 and that since that date our preferred shares are entitled to receive dividends per share in an amount 35 times the amount of dividends per share paid to holders of our common shares in order to account for the split of our common shares. Our preferred shares are not entitled to any fixed dividend preferences. See “Item 9. The Offer and Listing—C. Markets—Corporate Governance Practices” for further details.

(3)   Common shares divided by 35 to calculate weighted average number of shares, to reflect the ratio of 35 common shares for each preferred share. This is not a measure of financial performance recognized under Brazilian GAAP or IFRS, nor should it be considered an alternative to numbers calculated per preferred share and per common share. We believe that calculations per share provide useful information as they equalize the common share economic rights and number of shares to those of our preferred shares.

(4)   Adjusted to reflect the November 2017 ratio change of one ADS to two preferred shares. See “Item 12. Description of Securities other than Equity Securities—A. American Depositary Shares.”

(5)   We calculate EBITDA as net income (loss) plus financial income (expense), net, income taxes and depreciation and amortization. EBITDA is not a measure of financial performance recognized under Brazilian GAAP or IFRS, nor should it be considered an alternative to net income (loss) as a measure of operating performance, or an alternative to operating cash flows, or as a measure of liquidity. EBITDA is not calculated using a standard methodology and may not be comparable to the definition of EBITDA or similarly titled measures used by other companies. As financial income (expense), net, income taxes and depreciation and amortization are not considered in the calculation of EBITDA, we believe that our EBITDA provides an indication of our general economic performance, without giving effect to interest rate or exchange rate fluctuations, changes in income and social contribution tax rates or depreciation and amortization.

(6)   EBITDA divided by net revenue.

(7)   Operating margin represents operating income (loss) before financial results and income taxes divided by operating revenue.

(8)   Total liquidity is the sum of cash and cash equivalents, restricted cash, short-term investments and trade receivables.

(9)   Source: National Civil Aviation Agency (Agência Nacional de Aviação Civil), or ANAC.

Reconciliation of Net Income (Loss) to EBITDA and EBITDAR	Year Ended December 31,
	2013	2014	2015	2016	2017	2017(1)
	(in thousands of R$ except as otherwise indicated)					(in thousands of US$)
Net income (loss)	(724,590)	(1,117,281)	(4,291,240)	1,102,364	378,209	114,332
(+) Income taxes	71,363	164,601	844,140	259,058	(307,213)	(92,870)
(+) Financial income (expense), net	919,216	1,457,622	3,263,323	(664,877)	918,759	277,739
(+) Depreciation and amortization	560,966	463,296	419,691	447,668	505,425	152,789
EBITDA(2)	826,955	968,238	235,914	1,144,213	1,495,180	451,989
(+) Aircraft rent	699,193	844,571	1,100,086	996,945	939,744	284,082
EBITDAR(2)	1,526,148	1,812,809	1,336,000	2,141,158	2,434,924	736,071
EBITDA/Aircraft Rent	1.2x	1.1x	0.2x	1.1x	1.6x	1.6x

_________

(1)   Translated for convenience using the U.S. dollar selling rate as reported by the Central Bank of R$3.308 to US$1.00 as of December 31, 2017.

(2)   We calculate EBITDA as net income (loss) plus financial income (expense), net, income taxes and depreciation and amortization. EBITDAR is calculated as net income (loss) plus financial income (expense), net, income taxes, depreciation and amortization and aircraft rent expenses. EBITDA and EBITDAR are not measures of financial performance recognized under Brazilian GAAP or IFRS, nor should they be considered as alternatives to net income (loss) as measures of operating performance, or as alternatives to operating cash flows or as measures of liquidity. EBITDA and EBITDAR are not calculated using a standard methodology and may not be comparable to the definition of EBITDA or EBITDAR or similarly titled measures used by other companies. As financial income (expense), net, income taxes and depreciation and amortization are not considered in the calculation of EBITDA and EBITDAR, we believe that our EBITDA and EBITDAR provide an indication of our general economic performance, without giving effect to interest rate or exchange rate fluctuations, changes in income and social contribution tax rates or depreciation and amortization.

Exchange Rates

Brazil’s foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of amount, subject to certain regulatory procedures.

During the last decade, the Brazilian currency has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies.

The Central Bank has intervened occasionally to mitigate volatility in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise.

The following tables present the U.S. dollar selling rate, expressed in reais (R$/US$), for the periods indicated:

	Period-End	Average(1)	Low	High
	(R$ per US$)
Year
2013	2.343	2.161	1.953	2.446
2014	2.656	2.353	2.197	2.740
2015	3.905	3.339	2.575	4.195
2016	3.259	3.483	3.119	4.156
2017	3.308	3.193	3.051	3.381
2018 (through April 25, 2018)	3.504	3.278	3.139	3.504

	Month-End	Average(1)	Low	High
	(R$ per US$)
Month
October 2017	3.276	3.191	3.131	3.280
November 2017	3.262	3.259	3.214	3.292
December 2017	3.308	3.291	3.232	3.333
January 2018	3.162	3.211	3.139	3.270
February 2018	3.245	3.242	3.173	3.282
March 2018	3.324	3.279	3.225	3.338
April 2018 (through April 25, 2018)	3.504	3.395	3.310	3.504

____________

Source: Central Bank

(1) Represents the average of the exchange rates during the period.

B.      Capitalization and Indebtedness

Not applicable.

C.      Reasons for the Offer and Use of Proceeds

Not applicable.

D.      Risk Factors

Investment in the ADSs or our preferred shares involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this annual report, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of the ADSs could decline due to any of these risks or other factors, and you may lose all or part of your investment.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy, and such involvement, along with general political and economic conditions, could adversely affect us and the trading price of our ADSs, our preferred shares and our debt instruments.

The Brazilian government has frequently intervened in the Brazilian economy and has occasionally made drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have involved, among other measures, increases in interest rates, changes in tax and social security policies, price controls, currency exchange and remittance controls, devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and the trading price of the preferred shares and the ADSs may be adversely affected by changes in policy or regulations at the federal, state or municipal level involving or affecting factors such as:

·         interest rates;

·         currency fluctuations;

·         monetary policies;

·         inflation;

·         liquidity of capital and lending markets;

·         tax and social security policies;

·         labor regulations;

·         energy and water shortages and rationing; and

·         other political, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies.

After two years of economic contraction, Brazil’s gross domestic product, or GDP, grew by 1.0% in 2017, as compared to (3.5)% in 2016, (3.5)% in 2015, 0.5% in 2014 and 3.0% in 2013.

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

Brazilian markets have been experiencing heightened volatility due to uncertainties derived from the ongoing Lava Jato investigation, which is being conducted by the Federal Prosecutor’s Office, and its impact on the Brazilian economy and political environment. Numerous members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies have been convicted of political corruption of officials accepting bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. Profits from these kickbacks financed the political campaigns of political parties that were unaccounted for or not publicly disclosed, and served to further the personal enrichment of the recipients of the bribery scheme. As a result, a number of senior politicians, including congressmen and officers of the major state-owned and private companies in Brazil, resigned or have been arrested.

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

In addition, the Brazilian economy continues to be subject to the effects of the impeachment of President Dilma Rousseff on August 31, 2016. Vice President Michel Temer was sworn in as the new President of Brazil until the next presidential election in October 2018, but political uncertainty has remained. We cannot predict the effects of these recent developments and the current ongoing political uncertainties on the Brazilian economy.

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

Recently, the Brazilian market experienced heightened volatility due to, among other factors, uncertainty regarding U.S. monetary policy and Great Britain’s exit from the European Union, increased aversion to risk in emerging countries, and uncertainties regarding macroeconomic and political conditions.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. After the implementation of the Plano Real in 1994, the annual rate of inflation in Brazil decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA. Inflation measured by the IPCA index was 10.7%, 6.3% and 3.0% in 2015, 2016 and 2017, respectively.

The base interest rate for the Brazilian banking system is the Central Bank’s Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia) rate, or SELIC rate. On December 31, 2015, 2016 and 2017, the SELIC rate was 14.25%, 13.65% and 7.00% respectively.

Inflation and the Brazilian government’s measures to fight it, principally the Central Bank’s monetary policy, have had and may have significant effects on the Brazilian economy and us. Tight monetary policies with high interest rates have restricted and may restrict Brazil’s growth and the availability of credit. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase the payments on our indebtedness. In addition, we may not be able to adjust the fares we charge our customers to offset the effects of inflation on our cost structure.

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

Standard & Poor’s downgraded Brazil’s credit rating in February 2016, from BB-plus to BB with a negative outlook, citing a worsening credit situation. In January 2018, Standard & Poor’s lowered its rating to BB-minus with a stable outlook in light of doubts regarding this year’s presidential election and pension reform efforts. In February 2016, Moody’s downgraded Brazil’s ratings to below investment grade, to Ba2 with a negative outlook, citing the prospect for further deterioration in Brazil’s debt service in a negative or low growth environment, in addition to challenging political dynamics. Fitch downgraded Brazil’s credit rating in May 2016 to BB with a negative outlook, which it maintained in 2017 and downgraded to BB- in February 2018. As a result of these credit rating downgrades, the trading prices of debt and equity securities of Brazilian issuers were negatively affected. Continuation of current Brazilian fiscal policies and political and economic uncertainty could lead to further ratings downgrades, which could heighten investors’ perception of risk and, as a result, increase the cost of debt issuances and adversely affect the trading price of our securities.

Risks Relating to Us and the Brazilian Airline Industry

Exchange rate instability may materially and adversely affect us and the market price of the ADSs, our preferred shares and our debt instruments.

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2015, the real depreciated 47.0% against the U.S. dollar, reaching R$3.905 per US$1.00 by the end of 2015. In 2016, the real appreciated against the U.S. dollar, reaching R$3.259 per US$1.00 by the end of 2016. As of December 31, 2017, the exchange rate was R$3.308 per US$1.00. There can be no assurance that the real will not depreciate further against the U.S. dollar.

Nearly 85% of our passenger revenue and other revenue are denominated in reais and a significant part of our operating expenses, such as fuel, aircraft and engine maintenance services, aircraft rent and aircraft insurance, are denominated in, or linked to, U.S. dollars. For the year ended December 31, 2017, 43.8% of our operating expenses were either denominated in or linked to the U.S. dollar. The majority of our operating assets are denominated in U.S. dollars. As a consequence, at December 31, 2017, R$6,069.3 million (or 85.4%) of our indebtedness was denominated in U.S. dollars and we had a total of R$5,304.7 million in non-cancelable U.S. dollar-denominated future operating lease payments.

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

Our liquidity, cash flows from operations and financings have been and may be negatively affected by the exchange rate environment, fuel prices and economic conditions in Brazil on the demand for air travel. Recent cost cutting measures, such as capacity reduction and the liquidity improving measures we adopted may not be sufficient to offset these effects. As of December 31, 2017, our total short and long term debt was R$7,105.7 million.

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

Our operations and the airline industry in general are particularly sensitive to changes in economic conditions. Unfavorable economic conditions in Brazil, a constrained credit market and increased business operating costs have reduced spending on both leisure and business travel as well as cargo transportation. The slowdown in Brazilian economy and political instability has adversely affected industries with significant spending in travel, including government, oil and gas, mining and construction. In addition, reduced spending on business travel also affects the quality of demand, reducing the number of higher yield tickets we can sell, which, for example, negatively affected our results of operations in 2015 and 2016. Unfavorable economic conditions can also affect our ability to raise fares to counteract increased fuel, labor and other costs. Any of these factors may negatively affect us.

Unfavorable economic conditions, a significant decline in demand for air travel or continued instability of the credit and capital markets could also result in pressure on our debt costs, operating results and financial condition and would affect our growth and investment plans. These factors could also negatively affect our ability to obtain financing on acceptable terms and liquidity generally.

Substantial fluctuations in fuel costs would harm us.

Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. The price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, affects our fuel costs and constitutes a significant portion of our total operating expenses. In 2014, the average price per barrel of West Texas Intermediate crude oil was US$93.04 and fuel costs represented 40% of our operating expenses. Average prices decreased in 2015 to US$48.80 and in 2016 to US$43.31 and increased in 2017 to US$50.85. Fuel costs represented 33%, 29% and 30% of our operating expenses for the years ended December 31, 2015, 2016 and 2017, respectively.

Although we enter into hedging arrangements to reduce our exposure to fuel price fluctuations and have historically passed on the majority of fuel price increases by adjusting our fare structure, the price and availability of fuel cannot be predicted with any degree of certainty. Our hedging activities and fares adjustments may not be sufficient to protect us fully from fuel price increases.

Substantially all of our fuel is supplied by one source, Petrobras Distribuidora S.A., or Petrobras Distribuidora. If Petrobras Distribuidora is unable or unwilling to continue to supply fuel at the times and in the quantities that we require we may not be able to find a suitable replacement or to purchase fuel at the same cost, in which case we would be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Airline Business—Fuel.”

Changes to the Brazilian civil aviation regulatory framework, including rules regarding slot distribution, fare restrictions and fees associated with civil aviation, may adversely affect us.

Brazilian aviation authorities monitor and influence the developments in Brazil’s airline market. For example, airport services are regulated by ANAC and in many cases still managed by the Brazilian Airport Infrastructure Company (Empresa Brasileira de Infraestrutura Aeroportuária), or INFRAERO, a government-owned corporation. ANAC addressed overcapacity in the system in 2014 by establishing strict criteria that must be met before new routes or additional flight frequencies are awarded. ANAC policies as well as those of other aviation supervisory authorities have in the past negatively affected our operations and these effects may reoccur. In July 2014, ANAC published new rules governing the allocation of slots in coordinated/slotted airports, including Congonhas and Guarulhos, which are the two main airports for the city of São Paulo. In 2016, additional airports became subject to these rules, including Brasília in Distrito Federal and Galeão and Santos Dumont in Rio de Janeiro. ANAC considers operating history and efficiency (on-time performance and regularity) as the main criteria for the allocation of slots. Under these rules on-time performance and regularity are assessed twice per year, following the IATA summer and winter calendars, between April and September and between October and March. Minimum on-time performance and regularity targets for each series of slots in a season are 80% and 90%, respectively, at Congonhas airport (São Paulo) and 75% and 80%, respectively, for all other main airports. Airlines forfeit slots used below the minimum criteria in a season. Forfeited slots are redistributed first to new entrants, which includes airlines that operate fewer than five slots in the affected airport in the given weekday, and subsequently to all airlines operating in that airport based on their share of slots. We cannot foresee these and other changes to the Brazilian civil aviation regulatory framework, which could increase our costs and change the competitive dynamics of our industry and could adversely affect our operations, including as discussed in “—We operate in a highly competitive industry.”

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

Slots at Congonhas airport in São Paulo, the most important airport for our operations and busiest one in Brazil, are fully utilized on weekdays. The Santos-Dumont airport in Rio de Janeiro, a highly utilized airport with half-hourly shuttle flights between São Paulo and Rio de Janeiro also has certain slot restrictions. Several other Brazilian airports, for example, the Brasília, Campinas, Salvador, Confins and São Paulo (Guarulhos) international airports, have limited the number of slots per day due to infrastructural limitations at these airports. Any condition that would prevent or delay our access to airports or routes that are vital to our strategy or our inability to maintain our existing slots, and obtain additional slots, could materially adversely affect our operations. In addition, we cannot assure that any investments will be made by the Brazilian government in the Brazilian aviation infrastructure (by expanding additional or developing new airports) to permit our growth.

We have significant recurring aircraft rent expenses, and we will incur significantly more fixed costs that could hinder our ability to meet our strategic goals.

We have significant costs, relating primarily to leases for our aircraft and engines. As of December 31, 2017, we had commitments of R$45,090.4 million (US$13,630.7 million) to purchase additional 120 Boeing aircraft through 2028, based on aircraft list prices, although the actual price payable by us for the aircraft should be lower due to supplier discounts. We expect that we will incur additional fixed obligations and debt as we take delivery of the new aircraft and other equipment to implement our strategy.

These significant fixed payment obligations:

·         could limit our ability to obtain additional financing to support expansion plans and for working capital and other purposes;

·         divert substantial cash flows from our operations to service our fixed obligations under aircraft operating leases and aircraft purchase commitments;

·         if interest rates increase, require us to incur significantly more lease or interest expense than we currently do; and

·         could limit our ability to react to changes in our business, the airline industry and general economic conditions.

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

Our controlling shareholder has the power to, among other things, elect a majority of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations, dispositions, and the timing and payment of any future dividends. Our controlling shareholder may continue to direct our business and affairs even after significantly reducing its ownership interest, which is currently equivalent to 61.2% of the economic interests in us. A difference in economic exposure may intensify conflicts of interests between our controlling shareholder and you. See “Item 9. The Offer and Listing—C. Markets—Corporate Governance Practices.”

Risks Relating to the ADSs and Our Preferred Shares

The relative volatility and illiquidity of the Brazilian securities markets, and securities issued by airlines in particular, may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented 51.3% of the aggregate market capitalization of the B3 S.A. – Bolsa, Brasil, Balcão, or the B3, as of December 31, 2017.

In 2015 and early 2016, our market capitalization decreased and, as a result of the decrease in the trading price of our preferred shares and ADSs, we increased our ratio of preferred shares per ADS to 10:1 in February 2016. In 2017, our market capitalization increased and we reduced that ratio to 5:1 in April 2017 and to 2:1 in November 2017.

The trading prices of shares of companies in the worldwide airline industry are relatively volatile and investors’ perception of the market value of our ADSs and preferred shares may be adversely affected by volatility and decreases in the price of our ADSs and preferred shares.

Holders of the ADSs and our preferred shares may not receive any dividends.

According to our by-laws, we must pay our shareholders at least 25.0% of our annual net income as dividends, as determined and adjusted under Brazilian corporation law. The adjusted net income may be capitalized, used to absorb losses or otherwise appropriated as allowed under the Brazilian corporation law and may not be available to be paid as dividends. We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition. In the past five fiscal years, we did not distribute dividends.

If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

As an ADS holder, you benefit from the electronic foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares, you will not be able to remit non-Brazilian currency abroad unless you obtain your own electronic foreign capital registration.

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

We may not be able to offer our preferred shares to “U.S. Holders” of ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any future issuance of our preferred shares unless a registration statement under the U.S. Securities Act of 1933, or the Securities Act, is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist, the depositary bank will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. Holders of ADSs will not realize any value from the granting of such preemptive rights.

ITEM 4.       Information on the Company

A.      History and Development of the Company

General

We are Brazil’s leading airline based on our size, low operating costs, network reach, management team and customer experience. We are a low-cost carrier focused on offering low fares with high-quality customer experience to business and leisure passengers. We believe that we operate the only true low-cost carrier business model in Brazil. In 2017, we:

·         had the lowest operating costs of any Brazilian airline, with a CASK ex-fuel of R$14.4 cents (US$4.4 cents), and one of the lowest among airlines globally;

·         are among the five largest low-cost carriers globally based on annual revenue;

·         were the largest Brazilian airline with over 32 million annual passengers transported and a domestic market share of 36%;

·         operated the most flights at Brazil’s busiest airports;

·         were the most on-time airline in Brazil;

·         own the airline loyalty program in Brazil with the highest market valuation, Smiles, with 13.7 million members as of December 31, 2017; and

·         had one of Brazil’s largest e-commerce platforms and were a leader in digital solutions for clients.

As of December 31, 2017, we operated a single fleet of 119 Boeing 737-NG aircraft to offer approximately 700 daily flights across 64 destinations in Brazil, South America and the Caribbean. In 2017, we generated net operating revenue of R$10.6 billion with an operating margin of 9.4%, the highest in the last 7 years.

Gol was founded in 2000, when entrepreneur Constantino de Oliveira Junior pioneered the low-cost carrier concept in Brazil. We believe that our superior value proposition for customers and our reliable and quality service offering have helped us create a premier brand and led to the rapid increase in our passenger market share. From Gol’s launch in 2001 until today, Gol has been a major driver behind passenger growth in Brazil. Between 2001 and 2017, Brazil’s domestic passenger market grew 2.9 times, from 30.8 million passengers in 2001 to 90.6 million in 2017. Brazil’s international passenger market increased from 3.8 million passengers in 2001 to 8.4 million passengers in 2017, excluding international carriers. At the same time, our passenger market share in the domestic air transportation market increased from 5% in 2001 to 36% in 2017. We refer to this growth of air transportation and passenger market share as the “Gol effect.” We have transported approximately 420 million passengers since we began our operations.

We have a unique business model that permits a flexible and versatile operation, avoiding over and under capacity as the Brazilian market evolves. In addition to our single fleet type, our focus on business traffic in key markets in Brazil, short-term sublease agreements, tailored crew scheduling and a flexible hub-based network have helped us ensure the versatility of our business model and drive our operating margins. To strengthen our global connectivity we began cooperation with international carriers in 2009 and currently have 74 interline agreements and 12 codeshare partnerships. In addition, we have two of the world’s biggest airlines, Delta Air Lines, Inc. and Air France – KLM, as our strategic shareholders, with combined ownership of 10.7% as of December 31, 2017.

We reward loyal customers through Smiles, our loyalty program. Smiles generates over R$1.8 billion in annual revenues, has 13.7 million members and is the most valuable loyalty program in Brazil in terms of market valuation with a market capitalization as of December 31, 2017 of R$9.4 billion. Smiles has over 30 partnerships including with some of Brazil and South America’s largest banks and credit card companies. Smiles plays an important role for Gol, as it brings consistency to our core business by means of the following: (i) miles usage increases load factor with low yield impacts, (ii) the Smiles brand strengthens value perception, (iii) Smiles presents strong potential for ancillary revenue growth through diversified products and services and (iv) Smiles is an important part of our cash generation capacity and liquidity.

We maintained the lowest operating costs (on a CASK basis) of any Brazilian airline in every year since we began operating in 2001. In 2017, our CASK (ex-fuel) was R$14.4 cents (US$4.4 cents), which is the lowest in Brazil and one of the lowest globally. We believe we are well-positioned to maintain our relatively low unit operating costs by operating a single fleet type of Boeing 737-700/800, which allows us to maximize aircraft utilization and dilute our fixed costs. We have been constantly renewing our fleet and expect the first delivery of six Boeing 737 Max aircraft in 2018, five of which are from our total order book of 120. These aircraft will deliver lower operating costs compared to prior generation aircraft.

In addition to low unit costs, Gol has established the premier airline brand in Brazil, most recently recognized by the “Top of Mind 2017” award and “Brands of Trust Award 2017” by the Datafolha institute, attracting business and leisure customers with low fares and garnering business customers by delivering a high-quality experience. We are the first airline in Brazil to provide wireless internet, or Wi-Fi, and other on-board entertainment, including live television, in the same platform. We provide a comfortable flight experience with the most seats with the largest legroom available. Lastly, we are the market leader in punctuality. In 2017, we had a punctuality rate of 94.6%, which is higher than that of our Brazilian competitors, according to INFRAERO, the entity in charge of managing and controlling airports in Brazil.

We are the leader in domestic air transportation of business and leisure passengers in Brazil. According to the Brazilian Association of Corporate Travel (Associação Brasileira de Agências de Viagens Corporativas), we had a 30.8% share of business travelers within Brazil in 2017 and have been the market leader since 2014. Business passengers are particularly attractive as they are less price sensitive, purchase tickets closer to the flight date at higher fares and often purchase other ancillary products that we offer. Our low-cost carrier business model permits effective segmentation, allowing us to attract a high share of the demand-inelastic but price sensitive Brazilian business passengers, while providing attractive fares to demand-elastic and very price sensitive leisure travelers.

We are the leading airline operating at Brazil’s busiest and most important airports, including Congonhas in São Paulo and Galeão and Santos Dumont in Rio de Janeiro, where we have a domestic market share measured by RPK of 53.4%, 53.4% and 40.1%, respectively, for the year ended December 31, 2017. Considering this market share, we believe we are best-positioned to capitalize on Brazil’s economic growth as São Paulo and Rio de Janeiro, collectively, represented over 40% of Brazil’s GDP.

Brazil is geographically similar in size to the continental United States and is currently the fifth largest domestic airline market in the world, after United States, China, India and Russia. International Air Transport Association estimates that the Brazilian market will continue to grow 5.4% per year over the next two decades. In addition, the Brazilian aviation market has significant untapped potential as flights per capita totaled approximately 0.5 per year in 2015, significantly below that of more established markets such as Australia (2.4) or the United States (2.1).

During the sharp economic slowdown of the Brazilian economy and the political turmoil that occurred in 2014 through 2016, with an aggregate GDP contraction of approximately 7%, high inflation, increased interest rates and a strong depreciation of the real, our management team embarked on a comprehensive operational and financial repositioning, including (i) fleet reduction from 141 operating aircraft at the beginning of 2014 to 121 operating aircraft at year-end 2016 and 119 at year-end 2017; (ii) a complete network redesign focusing on the most profitable routes and business traffic; and (iii) a significant reduction of our operating costs, which, combined with improved yields, have resulted in increased operating margins and operating cash flow. Since 2015, we have reduced our debt, achieving a total net debt (excluding perpetual notes) to EBITDA ratio of 3.0x and a total adjusted net debt (excluding perpetual notes) to EBITDAR ratio of 4.5x in the end of 2017, compared to 10.5x in 2015 and 5.5x in 2016. We also increased our operating margin from negative 1.9% in 2015 to positive 7.1% in 2016 and 9.4% in 2017. In 2017, we recorded an operating result of R$989.8 million, as compared to R$696.5 million in 2016.

We believe we are best-positioned to benefit from the expected growth cycle in the Brazilian economy based on our strong network of slots and flights between the most attractive Brazilian airports, our higher market share in the business segment and our highly efficient aircraft fleet of Boeing 737 aircraft. These competitive advantages are key to our strategy and we believe they cannot be replicated by any of our competitors.

Our Competitive Strengths

We Have the Lowest Operating Costs of Any Brazilian Airline and One of the Lowest Globally. Our operating expense per available seat kilometer (CASK), ex-fuel, has been the lowest of any Brazilian airline since we began our operations in 2001. For the year ended December 31, 2017, our CASK (ex-fuel) was R$14.4 cents (US$4.4 cents), which is 28.5% lower than that of Azul, our only publicly listed peer in Brazil. Our low-cost structure is mainly driven by the following factors:

·         High Aircraft Utilization. We have the highest aircraft utilization in Brazil, which for the year ended December 31, 2017 was12.1 hours per day, against 10.5 hours per day for Azul.

·         Modern Fleet and Attractive Order Book. We operate a modern fleet composed solely of Boeing 737 family aircraft, which are recognized as having high reliability and low operating costs. A standardized fleet reduces inventory costs, as it requires fewer spare parts, eliminates the need to train our pilots to operate different aircraft types, simplifies our maintenance and operations processes and provides enhanced flexibility in network planning. In addition, we have an attractive order book of 120 brand new, fuel-efficient Boeing 737 Max to partially replace and increase our fleet. As a result of our order book, we believe that the average age of our fleet will be reduced to approximately 7 years by 2022, leading to lower maintenance costs and fuel consumption. Gol is the main customer of 737 aircraft in Latin America and one of the five largest in the world.

·         Fuel Efficient Fleet. We continue to reduce fuel consumption and improve efficiency through fleet modernization and other fuel initiatives. We have the lowest fuel consumption among airline carriers in Brazil. In 2017, we achieved a ratio of 33.9 available seat kilometers per liter of fuel consumed. Furthermore, the Boeing 737 Max aircraft that we will begin to place in service are estimated to deliver approximately 15% improved fuel efficiency compared to the prior generation of Boeing 737 aircraft.

·         High Capacity Fleet. We have one of the highest seat densities in Brazil, with an average seat capacity of 168 per aircraft as of December 2017. With the delivery of the Boeing 737 Max, we expect to increase our average seat capacity to 178 per aircraft by 2020.

·         Low Cost Distribution Model. We have a robust operating platform that features advanced technology. Our effective use of technology helps to keep our costs low and our operations highly scalable and efficient. Our distribution channels are streamlined and convenient, allowing our customers to interact with us online. In 2017, we booked approximately 80% of our ticket sales through a combination of our website and applications programming interface, or API, systems.

·         Highly Productive Workforce. We have a highly productive workforce resulting in a ratio of 2.23 thousand passengers on board per fulltime equivalent employee for the year ended December 31, 2017, which is significantly higher than that of Azul at 2.02 passengers on board per fulltime equivalent employee and LATAM at 1.56 passengers on board per fulltime equivalent employee.

Our Route Network Focuses on the Busiest Airports by Passenger Traffic. We hold the leading position in Brazil’s primary cities and busiest airports, and our route network closely mirrors the country’s GDP income distribution. Several Brazilian airports have limited their number of slots due to capacity restrictions, especially the busiest airports in the country. Routes between these airports are among the most profitable routes in our markets, with high yields mostly derived from business travelers. Our leading position in Brazil’s main airports permits us to add connections, either through our own flights or through our partner airlines, to additional destinations with attractive demand characteristics. We are the market leader in Brazilian business travel and, according to ABRACORP, in 2017 maintained a 30.8% market share of the business traveler segment. For the year ended December 31, 2017, we had a leading domestic market share by RPK of 36.2%, whereas our competitors had market shares of 32.6% for LATAM, 17.8% for Azul and 12.9% for Avianca. We are also the largest player in six of the ten busiest airports in Brazil, with an average market share in excess of 40%.

The following table presents our leading market share in the most economically important states and our market share in terms of number of flights and domestic passengers at the busiest airports in Brazil:

Main Brazilian Airports (by passengers)(1)	State	State Share of Brazilian GDP(2)	Gol’s Share of Airport’s Total Flights(3)	Domestic Passengers(1) (in thousands)
				Total	Gol	Gol’s Share
São Paulo (CGH)	São Paulo	32.1%	44.1%	21,183	9,586	45.3%
São Paulo (GRU)			28.1%	23,345	7,990	34.2%
Campinas (VCP)			1.8%	8,317	221	2.7%
Rio de Janeiro (GIG)	Rio de Janeiro	11.8%	43.0%	11,753	5,963	50.7%
Rio de Janeiro (SDU)			34.0%	8,994	3,556	39.5%
Belo Horizonte (CNF)	Minas Gerais	9.2%	19.7%	9,378	2,266	24.2%
Porto Alegre (POA)	Rio Grande do Sul	6.2%	30.5%	7,346	2,599	35.4%
Salvador (SSA)	Bahia	3.8%	26.4%	7,210	2,151	29.8%
Brasília (BSB)	Distrito Federal	3.3%	31.5%	16,090	5,273	32.8%
Recife (REC)	Pernambuco	2.7%	22.1%	7,194	1,869	26.0%
Main Airports		69.1%	29.7%	120,810	41,472	34.3%

________________________

1. According to the National Civil Aviation Agency (Agência Nacional de Aviação Civil), or ANAC, for departures and arrivals data in 2017.

2. According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, for 2013.

3. Our market share in total number of domestic and international flights (departures and arrivals).

We Have the Premier Airline Brand in Brazil with High-Quality Customer Experience. We believe we provide the best overall experience to our customers, and we provide them with (i) the best on-time performance among all Brazilian airline companies; (ii) the best customer service; (iii) the most seats with the largest legroom available; (iv) on-board Wi-Fi, entertainment and live television; and (v) ancillary products and services, among others. Our business model is based on innovation, best value proposition and application of low-cost carrier best practices. We had the highest on-time performance rate in the Brazilian market in 2017. Our market-leading on-time performance is critical to maintaining high customer satisfaction levels. We operate a customer-friendly digital platform that includes our website and mobile app, which makes booking and travel easy and more enjoyable for our customers. In 2017, we received the following awards for best customer service in the Brazilian airline industry: (i) first place among airlines in customer service according to Exame, a leading business magazine in Brazil; (ii) first place according to ANAC in lowest number of complaints; and (iii) the only airline to receive a rating of “ÓTIMO” (outstanding) from online agency reclameaqui.com.br.

These awards are an external validation of our investments in customer service. In terms of comfort, we provide our customers the most seats with the largest legroom available, according to ANAC. In October 2016, we became the first airline in South America to offer Wi-Fi on board and, as of the end of the 2017, we had industry leading technology installed in 82 aircraft, combining Wi-Fi, streaming entertainment and live television in the same platform. Gol is the global launch customer for television streaming over the 2KU antenna developed by Gogo. In order to further improve customers’ experience, we were the first company in the world to develop an online check-in with facial recognition (“selfie check-in”). Moreover, our customers also count with support of our proprietary Geolocation tool that informs customers how many hours (based on their location) it would take them to arrive at the airport, and also offers rebooking options. The geolocation tool has already helped 14 million passengers to not miss their flights. We believe this high-quality customer experience to be a key factor in our leadership with business clients, the most profitable client segment.

We believe that the Gol brand has become synonymous with innovation and value in the airline industry. We were the first low-cost carrier in Latin America and have since brought to market innovative services and solutions including kiosk usage in airports, food menus on board, inflight Wi-Fi and geolocation and “selfie check-ins” as mentioned above. Gol and Smiles are well-recognized brands that stand for best value proposition and consistent execution of industry best practices, as well as low cost and social media-focused innovative marketing and advertisement techniques. Additionally, brand and product diversification from Gollog and GOL+Conforto products enhance our brand recognition across a diverse set of customers in various business segments and provide important customer satisfaction. For the year ended December 31, 2017, ancillary products and services accounted for 13.1% of our operating revenue.

Strong Network Management and International Alliances. We have a disciplined and methodical approach to our route selection, which includes significant flexibility that allows us to quickly adjust to changing market conditions. Our operating model is based on an integrated hub and spoke network and strategic point-to-point markets. We believe the use of this hybrid model increases our adaptability to seasonal and macroeconomic changes while maintaining a low-cost structure and improving aircraft and crew scheduling efficiency. The high level of integration of flights at selected airports allows us to offer frequent, non-stop flights at competitive fares between Brazil’s most important cities. Our robust network also allows us to increase our load factors on our strongest city pair routes by using the airports in those cities to connect our customers to their final destinations. Lastly, our hub and spoke model allows us to build our flight routes to add destinations to cities that would not, individually, be feasible to serve in the traditional point-to-point model, but that can be served when simply added as additional points on our multiple-stop flights. In 2018, we will increase our operations in the Northeast of Brazil with our recently-launched hub in Fortaleza. Designed to connect the main cities of the Northeast and North of Brazil, our Fortaleza hub will serve as an origin of flights to Florida with the new 737 MAX8 and to Europe with Air France – KLM.

The 737 MAX8 will provide us increased range to reach new markets. Beginning in November 2018, we will offer daily direct flights to Florida from Brasília and Fortaleza, which will link more than 30 Brazilian cities to Florida in a highly competitive elapsed time, as compared to routes connecting in Panama City, Bogotá or Lima. Additionally, we will provide passengers with a superior flight experience with the Max aircraft. We are evaluating other potential destinations and expect to serve growing demand from Southern Cone countries for flights to Brazil and other international destinations.

We have a strategic partnership with Delta, which holds 9.5% of our share capital and has become a strong operational and financial partner for us as a maintenance provider and codeshare partner. We believe this important partnership will also help us grow our international revenues further by seamlessly providing additional connecting traffic. In addition, our international alliance reach is broad, with partner airlines offering flights covering America, Europe, Africa and Asia. We have partnership programs with some of the most important international carriers, such as Air France – KLM, which holds 1.2% of our share capital, as well as Aerolíneas Argentinas, AeroMexico, Air Canada, Alitalia, Copa Airlines, Emirates, Etihad Airways, Korean Air, Qatar Airways and TAP. As of December 31, 2017, our global network included 74 interlines agreements and 12 codeshare programs. These alliances allow us to serve more than 160 destinations throughout the globe through codeshare agreements. We will be able to increase our international revenue, which provides a natural hedge for us, without investing in wide-body aircraft, by benefiting from the codeshare and network these partners present. We count with incomparable sponsorship from several players in the industry. We are one of Boeing’s most important 737 customers and the only airline in Brazil supported by the Export-Import Bank of the United States. Additionally, our shareholders include one of the largest airlines in Europe (Air France – KLM) and one of the largest in the U.S. (Delta), as well as our founding family, which remains active on our board of directors.

Our Loyalty Program, Smiles, is the Most Valuable Loyalty Program in Brazil, with 13.7 Million Members. Our Smiles loyalty program continues to be the fastest growing loyalty program among its publicly traded peers and is a strong relationship-building tool that represents a significant competitive advantage for us. Smiles has partnerships with, among others, hotel chains, car rental companies, publishers and retailers. Additionally, Smiles maintains partnerships with some of Brazil and South America’s largest banks and credit card companies given its status as one of the leading frequent flyer programs in South America. We acquired Smiles in 2007 when we acquired VRG, a company formed from assets of the former Varig group. In 2013, we established Smiles S.A., which merged into Smiles Fidelidade S.A. in July 2017, as a separate subsidiary to create focus and innovation with a dedicated team. In 2013, we completed this subsidiary’s initial public offering to unlock value for us and to create greater focus. Since then, Smiles has become the most valuable airline loyalty program in Brazil in terms of market valuation, with a market capitalization of R$9.4 billion as of December 31, 2017. In addition to the substantial loyalty-building component of the program, Smiles also provides us with enhanced flexibility, including funding sources (including advanced ticket sales), increased load factors with low impact on yields and dilution of fixed costs and expenses.

Our Strategies

Our goal is to offer the most attractive option for air travel to our customers, with a compelling combination of value, product and service, and, in so doing, to grow profitably and maintain our position as the leading airline in Brazil. Through the key elements of our business strategy, we seek to achieve:

Low Unit Cost. We aim to maintain our cost advantage as the lowest cost airline in Brazil and one of the lowest globally, by:

·         maintaining the high aircraft utilization levels we achieved in the year ended December 31, 2017 of 12.1 block hours per day;

·         utilizing new generation, fuel-efficient aircraft that deliver lower operating costs compared to prior generation aircraft;

·         increasing the average seat capacity of the aircraft in our fleet through the continued introduction and operation of the new Boeing 737 Max; and

·         taking a disciplined approach to our operational performance in order to reduce disruption and maximize utilization and profitability.

Offer the Best Service and Value to Our Customers. We intend to further increase our focus on customer satisfaction and loyalty by providing competitive low fares with dependable, reliable and on-time customer service. Essential to achieving this goal is continuing to be the most on-time airline in Brazil, having the most seats with the largest legroom available and convenient schedules to attractive destinations. We are the first Latin American airline to offer onboard Wi-Fi access via satellite, as well as television channels, program streaming with movies, cartoons, games and flight maps. All online and offline content is conveniently and easily accessed through passengers’ mobile devices (cell phone, tablet or notebook). In addition, we will continue to use our Smiles loyalty program to increase our customer satisfaction by offering additional benefits, such as higher mileage multipliers for premium fares, upgrades and access to our recently remodeled airport lounges. We intend to further leverage our technological innovations and allow customers to perform more activities themselves by implementing our digital strategy.

Capitalize on Our Strong Market Position in Brazil and South America. We intend to increase penetration across all traveler segments by capitalizing on our competitive strengths. Since 2008, the number of domestic airline passengers carried in Brazil has increased by more than 80% to 90.6 million in 2017, according to ANAC. Brazilian domestic air passenger demand grew 3.2% in 2017 and Brazil is among the five largest domestic airline passenger markets worldwide. IATA estimates that it will grow 5.4% per year in the next two decades by 170 million, reaching a total market size of 272 million passengers. By 2034, according to IATA’s forecast, the five fastest-growing passenger markets in terms of additional passengers will be China (856 million new passengers), the United States (559 million), India (266 million), Indonesia (183 million) and Brazil (170 million).

While we will remain focused on Brazilian markets, we will explore the new opportunities provided by our MAX fleet, which will permit an approximate 15% increase in distance flown, to expand our international operations to selected countries in the Caribbean, South America, North America and others. We believe that the Brazilian airline industry may experience further consolidation and that strengthening our existing strategic partnerships will be a key factor in our success. In this environment, we intend to play a leading role in the South American airline industry and to strengthen our position as a leading player. We continuously revisit our viability studies to serve markets in regions that can be operated by 737 aircraft. In Brazil, we also seek to stimulate demand in markets that are currently only served by high-fare alternatives.

Our Boeing 737 aircraft provide us a significant strategic advantage in the form of low operating costs and high seat capacity. They have allowed us to build a leading market position by increasing the supply of low-cost seats in Brazil, serving the most relevant destinations in South America and allowing us to add attractive markets for Brazilians to travel internationally.

Improve Our Balance Sheet and Capital Structure. We continuously focus on strengthening our balance sheet and have significantly reduced our leverage and improved our balance sheet and capital structure since 2015. We intend to further strengthen our financial position through several initiatives, including strict discipline in our fleet planning, liquidity position, further reduction of our operating costs and the extension of the average maturity profile of our debt. Since 2015, we have decreased our total adjusted debt by approximately 20%, achieving a total net debt (excluding perpetual notes) to EBITDA ratio of 3.0x and total adjusted net debt (excluding perpetual notes) to EBITDAR ratio of 4.5x for the year ended December 31, 2017, compared to 5.5x as of December 31, 2016. We also increased our operating margin from 7.1% in 2016 to 9.4% in 2017. In 2017, we recorded an operating result of R$989.8 million, as compared to R$696.5 million in 2016.

Corporate Information

Our principal executive offices are located at Brazil’s largest domestic airport, the Congonhas airport, at Praça Comandante Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, 04626-020, São Paulo, SP, Brazil, and the telephone number of our investor relations department is +55 11 2128-4700. Our website is www.voegol.com.br and investor information may be found on our website under www.voegol.com.br/ir. Information contained on our website is not incorporated by reference herein and is not to be considered a part of this annual report.

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

Our operating model allows us to build our flight routes to add destinations to cities that would not, be feasible to serve in the traditional point-to-point model individually, but that are feasible to serve when simply added as additional points on our multiple-stop flight. We focus on the Brazilian and South American markets and carefully evaluate opportunities for continued growth. We look to increase the frequency of our flights to existing high-demand markets and add new routes to the network that can be reached with our current Boeing 737 Next Generation aircraft (for example, destinations in the Caribbean). With our new Boeing Max aircraft we will seek to offer reduced flight times to passengers that currently make connections in South American hubs en route to the U.S., Europe and Africa.

As a low-cost carrier operating a single fleet type, we work through alliances and codeshare arrangements with large international carriers (including Delta and Air France – KLM) and regional carriers in order to serve destinations that cannot be served by our Boeing 737 aircraft due to airport infrastructure or local market conditions.

We operate approximately 700 daily flights to 64 destinations. Our improved results in 2017 as compared to 2016 were primarily due to tactical changes to and the maturation of our network, specifically related to seasonality adjustments, improved schedules, reduction in minimum connection time, market substitutions, restructuring and improved management of our connections and procedural revisions.

In 2018, we will increase our operations in the Northeast of Brazil with our recently-launched hub in Fortaleza. Designed to connect the main cities of the Northeast and North of Brazil, our Fortaleza hub will serve as an origin of flights to Florida with the new 737 MAX8 and to Europe with Air France – KLM.

Despite the recent reduction in capacity, following the general trend in the domestic industry, we maintained our position as the leading company in number of passengers transported in Brazil, in 2017, with over 32 million passengers transported in the domestic market and a market share of 36%. The capacity reduction effort implemented by the company in 2016 generated PRASK recovery and is expected to have a meaningful impact in the coming years.

The following map shows the destinations we serve:

Services

Passenger Transportation

We recognize that we must offer high-quality and consistent value-proposition services to our corporate and leisure customers. We pay particular attention to the details that help to make for a pleasant, complication-free flying experience, including:

·         convenient online sales, check-in, seat assignment and flight change and cancellation services;

·         high frequency of flights between Brazil’s most important airports;

·         low cancellation and high on-time performance rates of our flights;

·         self-check-in at kiosks at designated airports;

·         friendly and efficient in-flight service;

·         free shuttle services between airports;

·         buy on-board services on certain flights;

·         free healthy snacks for all passengers, including options for kids;

·         mobile check-in and boarding pass (100% paperless boarding);

·         smartphone application for check-in, electronic boarding pass and Smiles account management;

·         more legroom and greater comfort (GOL+Conforto in the domestic flights and GOL Premium Class in the international flights);

·         complete platform of in-flight entertainment with Wi-Fi access, live television, movies and series;

·         premium domestic and international lounges for business class and premium Smiles passengers in the Guarulhos and Galeão Airports; and

·         expansion of Smiles’ programs to the accumulation of miles on promotional fares.

Because we understand that efficient and punctual operations are important to our customers, we strive to offer high rates of on-time performance and a high completion factor, as well as low rates of mishandled baggage, as set forth in the following table:

	2015	2016	2017
On-time departures	95.4%	94.8%	94.6%
Flight completion	91.9%	94.2%	98.5%
Lost baggage (per 1,000 passengers)	2.64	2.23	2.06

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

Ancillary Revenues and Gollog Cargo Transportation

Ancillary revenues include revenues from our Gollog services as well as baggage excess and ticket change and cancellation fees. GOL+Conforto, fees for in-cabin pets, on-board purchases of food and beverages and fees from travel insurance, hotels and car rentals are also becoming an increasingly important contributor to our ancillary revenue. Further development and growth of these services are a key part of our strategy to increase ancillary revenue. For the year ended December 31, 2017, we had total ancillary revenues of R$1.4 billion.

We are constantly evaluating opportunities to generate additional ancillary revenue such as sales of travel insurance, marketing activities and other services which may help us to better capitalize on the large number of passengers on our flights and the high volumes of customers using our website. As of December 31, 2017, 82 of our 119 aircraft had Wi-Fi installed, which is an additional and increasing source of revenue. In 2017, ANAC approved new rules to allow airlines to charge for checked bags and in June 2017 we implemented a new class of tickets called “light fare,” which allows passengers traveling without luggage to pay a reduced fare.

We make efficient use of extra capacity in our aircraft by carrying cargo, through Gollog. The Gollog system provides online access to air waybills and allows customers to track their shipment from any computer with Internet access. Our 64 destinations throughout Brazil, South America and the Caribbean provide access to multiple locations in each region. With our capacity of approximately 700 daily flights, operated by 119 Boeing 737-700/800 aircraft, we can ensure quick and reliable delivery.

Our express delivery products – Gollog VOO CERTO, Gollog EXPRESS, Gollog ECOMMERCE and Gollog DOC – were developed to meet the growing demand for door-to-door deliveries, fixed deadlines and additional optional services. We intend to increase our efforts in the express delivery services by further strengthening our logistics capability, mainly by expanding our ground distribution network, increasing our commercial efforts and using innovation and technology to facilitate the boarding and tracking of cargo and to provide automatic updates to order status.

Aircraft Fleet

Our fleet is comprised entirely of Boeing 737 NG aircraft.

In 2017, we did not receive any aircraft and we will not receive any new aircraft until mid-2018. In addition, we reduced our operating fleet by 11 aircraft in 2017, which were under operating leases. As a result, on December 31, 2017, we had a total fleet of 119 aircraft, all of which are operating.

The following table sets forth the composition of our total and operating fleet at the dates indicated:

	As of December 31,
	Seats	2015	2016	2017
B737-700 NG	138	36	28	27
B737-800 NG	177	5	3	3
B737-800 NG Short-Field Performance	177	103	99	89
Total Fleet		144	130	119

Operating Fleet(1)		142	121	119

_______________________

(1)           Operating fleet excludes aircraft under sublease and redelivery process.

As of December 31, 2017, of our total of 119 aircraft, 88 were under operating leases and 31 were under finance leases.

As of December 31, 2017, our operating leases had an average remaining term of 64 months.

As of December 31, 2017, our finance leases had an average remaining term of 46 months and we had purchase options for 31 of the aircraft under finance leases.

Under our operating lease agreements, we do not have purchase options and for some of our lease agreements we are required to maintain maintenance reserve payments or pay maintenance deposits and to return the aircraft and engine in the agreed condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

The average age of our operating fleet of 119 Boeing 737-700/800 aircraft as of December 31, 2017, was 9.2 years. The average daily utilization rate of our fleet was 12.1 block hours in 2017, 11.2 block hours in 2016 and 11.3 block hours in 2015.

The Boeing 737-700 Next Generation and Boeing 737-800 Next Generation aircraft currently comprising our fleet are fuel-efficient and very reliable. They suit our cost efficient operations well for the following reasons:

·         they have comparatively standardized maintenance routines;

·         they require just one type of standardized training for our crews;

·         they use an average of 7% less fuel than other aircraft of comparable size, according to Boeing; and

·         they have one of the lowest operating costs in their class.

In addition to being cost-efficient, the Boeing 737-700/800 Next Generation aircraft are equipped with advanced technology that promotes flight stability, provides a comfortable flying experience for our customers and has 13% lower CO2 emissions than other current aircraft models. We use a single type of aircraft to simplify our operations. We would only introduce a new type of aircraft to our fleet if, after careful consideration, we determine that such a step will reduce our operating costs. We expect that our fleet of Boeing 737 MAX 8 aircraft will be delivered starting in 2018. We expect that the new Boeing 737 MAX 8 aircraft will:

·         reduce our fuel consumption by up to 15%, in relation to the Boeing 737-800 NG, and consume less fuel than other aircraft of comparable size;

·         be equipped with the latest technology and provide improved operational performance;

·         have an increased range and maximum take-off weight (MTOW) versus both the 737-800 NG and the A320neo;

·         deliver flight autonomy of up to 6,500 km (increased from 5,500 km) and MTOW up to 82 tons (increased from 70 tons);

·         have a significantly smaller noise footprint than today’s single-aisle airplanes; and

·         be equipped with Wi-Fi antennas that will allow our customers to access to the internet during flights and enjoy our on-board entertainment platform.

With our configuration, the Boeing 737 MAX 8 will permit us to add up to nine additional seats to its configuration while maintaining its current pitch that provides the most comfort to passengers in Brazil.

We have an order of 120 Boeing 737 MAX aircraft through 2028 and are currently the main client of the 737 family in South America and one of the five largest in the world.

Fleet Plan

The following table sets forth our year-end projected operating fleet through 2022:

Projected Fleet Plan	2018	2019	2020	2021	2022
Boeing 737 (700/800 NG and 7/8 MAX)	121	124	128	133	137

The fleet plan includes the arrival of new Boeing 737-MAX aircraft, which are expected to start in 2018. We will revise this fleet plan according to our expectations for the growth potential in the markets in which we operate.

Sales and Distribution

Our customers can purchase tickets directly from us through a number of different channels, such as our website, including our Booking Web Services (BWS), our call center, at airport ticket counters and, to a lesser extent, Global Distribution Systems (GDS).

Our low-cost business model utilizes internet ticket sales as its main distribution channel, especially in the local market. For the year ended December 31, 2017, approximately 80% of our passenger revenue, whether directly from the customer or through travel agents, were booked online, making us a global leader in this area.

In addition, our customers can purchase tickets indirectly through travel agents, which are a widely-used travel service resource in Brazil, South America, Europe, North America and other regions. For the year ended December 31, 2017, travel agents provided us with approximately distribution outlets in 45 different countries. GDS allows us access to a large number of tourism professionals who are able to sell our tickets to customers around the world and enables us to enter into interline agreements with other airlines to offer more flights and connection options to our passengers, which adds incremental international passenger traffic.

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

Maintenance

By ANAC regulation, we are directly responsible for the execution and control of all maintenance services performed on our aircraft. The maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance. Line maintenance consists of routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks and any diagnostics and routine repairs. All of our line maintenance is performed by our highly experienced technicians at our line maintenance service bases throughout Brazil and South America. At the Rio de Janeiro Galeão airport, we are the only company that holds the FAA certification for Delta’s line maintenance for the Boeing 767-300/400ER and the Airbus A330-200/300. We believe that our practice of performing daily preventative maintenance helps to maintain a high aircraft utilization rate and reduces maintenance costs. Heavy maintenance consists of more complex inspections and servicing of the aircraft that cannot be accomplished overnight. Heavy maintenance checks are performed following a pre-scheduled agenda of major overhauls defined by the aircraft’s manufacturer, based on the number of hours and flights flown by the aircraft. In addition, engine maintenance services are rendered in different MRO facilities.

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

We have entered into two strategic MRO partnership agreements (with Delta and MTU, respectively) in order to provide overhaul service for our CFM 56-7 engines, maintenance for parts and components on our fleet of Boeing 737 NG aircraft and also, consulting services related to maintenance workflow planning, materials and facility optimization and tooling support. We have recently agreed with Delta and Air France – KLM to increase the maintenance services we provide them starting in 2018.

In 2016, we received the FAA 145 Repair Station certification from the U.S. Federal Aviation Administration to perform C-checks at our maintenance center.

In 2017, we were certified by the European Aviation Safety Agency, or EASA, which is the European Union’s aeronautical authority.

To conduct maintenance on aircraft and aircraft components, we must be certified as a “maintenance organization,” which certification is granted by the country where the respective aircraft or components are operated. In Brazil, the certification is granted by ANAC and in the U.S. it is granted by the FAA. Therefore, in order to work on aircraft and aircraft components operating in the European Union, we would need a certification granted by EASA. However, in 2016 ANAC and EASA signed a bilateral agreement for the recognition of certifications granted by one another so that, after undergoing a validation process, Brazilian maintenance organizations can conduct maintenance on aircraft and aircraft components operating in the European Union and maintenance organization in the European Union can do the same with regards to aircraft and aircraft components operating in Brazil. Our Aircraft Maintenance Center underwent the validation process of its ANAC-granted certification for the EASA and is now authorized to conduct maintenance on aircraft and aircraft components operating in the European Union as if it were an entity directly certified by EASA. Some of the benefits of this validation are the recognition of the quality standards of our Aircraft Maintenance Center’s services and new maintenance opportunities, including servicing aircraft and aircraft components under redelivery or sub-leasing to E.U. countries, which servicing would have previously been outsources. This also implies possible cost reductions for us when we return or sub-lease aircraft. As we can also service the aircraft and aircraft components of European airlines, we may be able to generate additional revenues.

Our Engine Office, part of our Aircraft Maintenance Center in Confins, was certified in December 2017 by ANAC and EASA for low-complexity services and repairs on CFM56-7 engines, which are in the Boeing 737NG operated by us. The Engine Office holds the latest infrastructure and tools and aims to conduct maintenance services that, although of low complexity, used to require used to require sending the engines to external offices or hiring third parties. These services can now be provided in-house. Our technical team completed a process to increase its skills, which included trainings by the engine’s producer and by partner companies. Among the benefits of insourcing these services are reduced repair and logistics costs and reduced engine off-time and replacement time.

Fuel

Our fuel costs totaled R$2,888 million in 2017, representing 30.1% of our operating costs and expenses for the year. In 2017, we purchased a substantial part of our fuel from Petrobras Distribuidora, a retail subsidiary of Petrobras. In addition to Petrobras, there are two other large fuel suppliers in Brazil. In 2017, fuel prices under our contracts were re-set every 30 days and were composed of a variable and a fixed component. The variable component is defined by the refinery and follows international crude oil price fluctuations and the real/U.S. dollar exchange rate. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract. We operate a tankering program under which we fill the fuel tanks of our aircraft in regions where fuel prices are lower. We also provide our pilots with training in fuel management techniques, such as carefully selecting flight altitudes to optimize fuel efficiency.

The following chart summarizes our fuel consumption and costs for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
Liters consumed (in millions)	1,551	1,391	1,379
Total fuel cost (in millions)	R$3,301.4	R$2,695.4	R$2,887.7
Average price per liter	R$2.13	R$1.94	2.09
% change in price per liter	(14.8)%	(8.9)%	8.1%
Percent of operating expenses	33.2%	29.4%	30.1%
ASK/liter consumed	32.07	33.31	33.86

We continuously invest in initiatives to reduce fuel consumption, including the following:

·         Installation of winglets: We installed an aerodynamic component on the wing tips of the majority of our aircrafts for better aerodynamics and, consequently, lower fuel consumption.

·         Required Navigation Performance (RNP - AR): Precision approaches guided through a satellite navigation system that enables pilots to control aircraft in flight even in the case of low visibility, reducing dependence on air-to-ground navigation and shortening length of flight, which reduces fuel consumption and improves accessibility at airports such as Rio de Janeiro, Santos Dumont Airport - SDU.

·         Auxiliary Power Unit (APU): This is an auxiliary aircraft engine used to generate power and air conditioning when the main engines are not in use, usually in cases of long stops at airports or overnight use by maintenance. The APU OFF project was based on the study of Consumption Reduction Opportunities which is aimed to allow aircrafts to be charged up with an external power source (GPU - Ground Power Unit and ACU – Air Conditioning Unit) instead of using the aircraft’s resources, in locations where this service is available. Whenever possible the APU OFF for aircrafts in transit is applied prior to selecting APU INOP aircrafts and flights with long ground time, reducing fuel consumption and preserving aircraft resources.

·         Aircraft Communication Addressing Reporting System (ACARS): This is a satellite communication system that permits the exchange of data between aircraft and ground communication outlets during flights, and allows for more assertive communication and anticipated shared decision making processes, minimizing route deviations and ensuring operational efficiency.

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

As of December 31, 2017, we had derivatives to protect approximately 27% of our expected fuel consumption in the first quarter of 2018.

Safety and Security

Our most important priority is the safety of our passengers and employees. We maintain our aircraft in strict accordance with manufacturer specifications and all applicable safety regulations, and perform routine line maintenance every day. Our pilots have extensive experience, with flight captains having more than 10,000 average hours of career flight time, and we conduct ongoing courses, extensive flight simulation training and seminars addressing the latest developments in safety and security issues. We promptly adopt best practices from the latest research regarding human fatigue risk management. We closely follow the standards established by ANAC’s Air Accident Prevention Program and we have implemented the Flight Operations Quality Assurance System, which maximizes proactive prevention of incidents through the systematic analysis of the flight data recorder system. All of our aircraft are also equipped with Maintenance Operations Quality Assurance, a troubleshooting program that monitors performance and aircraft engine trends. The Brazilian civil aviation market follows the highest recognized safety standards in the world. We are also an active member of the Flight Safety Foundation, a foundation for the exchange of information about flight safety.

We maintain the highest rating (seven stars) and are ranked among the world’s safest airlines, according to AirlineRatings.com, an independent plane safety and product rating website. The website’s star ratings take multiple factors into account, including whether an airline has been certified by the International Air Transport Association (IATA), if it is on the EU’s airline blacklist, its crash record and whether the fleet has been grounded over safety concerns. In June 2016, we carried out our fifth biennial IATA Operational Safety Audit (IOSA) and the next one is expected to be carried in 2018.

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

We also constantly invest in becoming more environmentally sustainable and have recently implemented the following actions:

·         In 2017, we reopened our Office for Environmentally Sustainable Projects (Escritório de Projetos Sustentáveis de Meio Ambiente), which is responsible for the implementation and execution of Gol’s environmental management system and seeks to conform our processes and monitor the company’s environmental activities and initiatives.

·         We received the FAA 145 Repair Station certification from the U.S. Federal Aviation Administration to perform C-checks in 2016 and EASA in 2017 at our Aircraft Maintenance Center at the Tancredo Neves International Airport located in Confins, in the State of Minas Gerais: we have reduced costs by decreasing the necessity of flying our aircraft overseas to be serviced. We also treat all of the effluents generated in our facilities and are committed to the reuse of water. The Maintenance Center was designed to comply with environmental responsibility requirements and all of the conditions imposed by the environmental licenses and current legislation.

·         We are pioneers in incentivizing the research and development of biofuel technology. In 2014, we operated more than 365 domestic flights using renewable fuel. In 2015, we made our first international flight using renewable fuel on our Orlando – São Paulo route.

·         We were the first Brazilian airline to release our greenhouse gas inventory based on the Greenhouse Gas Protocol Initiative, or GHG Protocol, and since 2011 we have been qualified with the gold stamp.

Insurance

We maintain passenger and third party liability insurance in amounts consistent with international industry practice and we insure our aircraft fleet against losses and damages on an “all risks” basis. We have obtained all insurance coverage required by the terms of our leasing agreements and in accordance with national and international insurance regulations and the requirements promulgated by the governmental and civil aviation authorities in each country in which we operate. We believe our insurance coverage is consistent with airline industry standards in Brazil and is appropriate to protect us from material loss in light of the activities we conduct.

Partnerships and Alliances

General

We count with incomparable sponsorship from several players in the industry. We are one of Boeing’s most important 737 customers and the only airline in Brazil supported by the Export-Import Bank of the United States. Additionally, our shareholders include one of the largest airlines in Europe (Air France – KLM) and one of the largest in the U.S. (Delta), as well as our founding family, which remains active on our board of directors.

Our strong market positioning enables us to successfully negotiate a number of partnerships with supplementary major carriers worldwide, mostly in the form of codeshare agreements and interline agreements. Additional passenger inflows generated by these strategic partnerships help improve revenues at low incremental costs.

As of December 31, 2017, we had 12 codeshare agreements with Aerolíneas Argentinas, AeroMexico, Air Canada, Air France – KLM, Alitalia, Copa Airlines, Delta, Emirates, Etihad Airways, Korean Air, Qatar Airways and TAP and 74 interline agreements.

Delta

Since 2011, we have developed a comprehensive partnership with Delta. As of December 31, 2017, Delta owned 9.5% of our economic interest. We also have entered into a long-term commercial agreement with Delta that has exclusivity provisions designed to strengthen the operational cooperation and synergies between the two companies, including services related to aircraft maintenance and codeshare agreements.

On August 31, 2015, Delta guaranteed a US$300 million Term Loan borrowed by Gol Finance (previously named Gol LuxCo S.A.) from third party lenders. The Term Loan was made under a credit and guaranty agreement (the “Credit and Guaranty Agreement”) among Gol Finance, as borrower, Gol, the Lessee and the other guarantors thereunder (collectively, the “Term Loan Guarantors”) and the lenders party thereto (the “Third Party Lenders”). Under the terms of the Credit and Guaranty Agreement, Gol Finance’s obligations thereunder are guaranteed by the Term Loan Guarantors. Pursuant to a separate guaranty agreement, Delta provided to the administrative agent under the Credit and Guaranty Agreement, and the lenders under the Credit and Guaranty Agreement, a backstop guarantee of Gol Finance’s and the Term Loan Guarantors’ respective obligations under the Credit and Guaranty Agreement (the “Delta Guaranty”). The reimbursement obligations to Delta in connection with the Delta Guaranty are secured by a first priority security interest in favor of Delta in a portion of the shares of Smiles held by Gol. The Term Loan bears an effective interest rate of 6.70% per annum, payable semi-annually. The Term Loan matures on August 31, 2020 and is not secured by any property of Gol Finance or the Term Loan Guarantors.

In 2016, Delta granted us (i) credit support in the form of a backstop guarantee for up to US$32.0 million in Gol obligations under an ISDA Master Agreement with Morgan Stanley and (ii) a credit line for the financing of maintenance payments of up to US$50.0 million, which we will begin amortizing in 2018.

Air France – KLM

We also have a long term strategic partnership for commercial cooperation with Air France – KLM, which currently holds 1.2% of our total capital stock. The agreement provides for an alliance committee, comprised of at least one representative of Air France – KLM, at least two members of our board of directors and at least one representative of Delta.

In 2017, we entered into an agreement with Air France – KLM to expand our strategic partnership by means of a credit line granted to us for the financing of maintenance payments of up to US$50.0 million.

In 2017, we confirmed our selection of Fortaleza as our new joint hub with Air France – KLM. From 2018 on, we expect to increase our seat offering for flights out of Fortaleza. This new hub enables Air France – KLM to pursue its development strategy in Brazil and simultaneously links Fortaleza to its two main hubs at Amsterdam – Schiphol and Paris – Charles de Gaulle.

Competition

Domestic

Airlines in Brazil compete primarily on the basis of routes, fare levels, frequency of flights, capacity, airport operating rights and presence, reliability of services, brand recognition, frequent flyer programs and customer service.

Our main competitors in Brazil are Latam Airlines Group, or Latam Brasil; Azul Linhas Aéreas Brasileiras, or Azul Brasil; and Ocean Air Linhas Aereas, doing business as Avianca, or Avianca Brasil. Latam Brasil is controlled by Latam S.A., a Chilean company. Latam is the result of a June 2012 merger between TAM Airlines of Brazil and LAN Airlines of Chile, and is a full-service scheduled carrier offering flights on domestic routes and international routes. Azul, which acquired regional carrier Trip in 2012, is controlled by Azul S.A. Azul S.A.’s voting stock is controlled by David Neeleman and its largest economic stake is controlled by the Chinese government-controlled airline Hainan Airlines. Avianca Brasil is controlled by Synergy Group. Avianca licensed its brand to Avianca Brasil in 2010. We also face domestic competition from other domestic scheduled carriers, regional airlines and charter airlines, which mainly have regional networks.

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

The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the significant airlines in Brazil for each of the periods indicated:

Domestic Market Share— Scheduled Airlines	2013	2014	2015	2016	2017
Gol	35.4%	36.1%	35.9%	36.0%	36.2%
Latam Brasil(1)	39.9%	38.1%	36.7%	34.7%	32.6%
Azul Brasil(2)	17.0%	16.7%	17.0%	17.0%	17.8%
Avianca Brasil	7.1%	8.4%	9.4%	11.2%	12.9%
Others	0.6%	0.7%	1.0%	1.1%	0.5%

____________

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

The table below shows the 2017 market share of major airlines on South American routes to/from Brazil based on RPKs:

International Market Share - Airline	RPK (mn)	Market Share
Latam Airlines Group(1)	9,027	46.3%
GOL	3,610	18.5%
Avianca Holdings(2)	3,243	16.6%
Avianca Brasil	461	2.4%
Aerolíneas Argentinas	1,744	8.9%
Azul Brasil	324	1.7%
Others	1,082	5.5%
Total	19,490	100.0%

____________

Source: ANAC

(1)   Includes Latam Airlines Brasil, Lan Chile, Lan Peru, Lan Argentina and TAM MERCOSUR.

(2)   Includes Avianca Holdings and TACA Peru.

Smiles Loyalty Program

Overview

Smiles is one of the largest coalition loyalty programs in Brazil, with 13.7 million members as of December 31, 2017. Its business model is based on a pure coalition loyalty program consisting of a single platform for accumulating and redeeming miles through a broad network of commercial and financial partners.

The Smiles loyalty program was originally launched by Varig in 1994 as a frequent flyer program and was acquired by us in 2007, together with other assets of the Varig business. Beginning in 2008, the Smiles loyalty program underwent a restructuring and revitalization and, since then, the Smiles loyalty program has been transformed from a stand-alone program into an independent coalition loyalty program and has gained significant market share. In 2013, we listed Smiles on the B3 and in July 2017 it merged with Webjet Participações S.A. to create Smiles Fidelidade S.A. On December 31, 2017, Smiles’ share of all miles issued in the domestic market was roughly 54%, up from 29% at the end of 2013.

Currently, Smiles loyalty program allows members to accumulate miles through: (1) flights with Gol and our international partners, (2) all the significant Brazilian commercial banks that issue credit cards, including through co-branded cards issued by Bradesco, Banco do Brasil and Santander, (3) a broad network of retail partners, including Localiza, the largest car rental agency in Brazil, Accor Hotels (Le Club), a global hotel chain, among others, (4) direct purchases of miles by customers and (5) purchase of miles and benefits through Clube Smiles (or Smiles Club). We are Smiles’ primary redemption partner but members may also redeem miles for products and services from commercial partners.

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
  Financial Institutions. Smiles has commercial partnership agreements with all significant Brazilian commercial banks, including more than 80% of the largest Brazilian commercial banks in terms of total assets as of December 31, 2016, according to the Central Bank. Smiles sells miles to these commercial partners, which distribute them proportionately to credit card spending by cardholders who are Smiles loyalty program members. Smiles also sells miles for co-branded credit cards issued by Bradesco, Banco do Brasil and Santander.
  Travel Companies, Hotels and Car Rental Agencies. Currently, Smiles has partnership agreements with well-known domestic and international travel companies, hotels and car rental companies. These partners include Accor Hotels and Rocketmiles. This network allows Smiles loyalty program members to accumulate miles at a variety of locations worldwide and throughout the course of their trips.
  Brazilian Retailers and Distributors. Smiles has commercial agreements with important Brazilian retailers, including Polishop (a domestic electronics and merchandise retailer), the newspapers O Globo and Valor Econômico, Editora Abril S.A. (one of the largest Brazilian publishing companies), Shell gas stations, Centauro (a sports clothing and equipment retail chain), Grupo Pão de Açúcar and Via Varejo online websites (Assaí, Pão de Açucar, Extra, Casas Bahia and Ponto Frio), Magazine Luiza (the second largest home appliance retailer and one of the largest online retailers in Brazil) and Fast Shop (a domestic electronics retailer).

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

Back Office Services Agreement

On December 28, 2012, GLA entered into a back office services agreement with Smiles, or the Back Office Services Agreement, that contains the terms, conditions and levels of certain services in connection with back office activities including controllership, accounting, internal controls and auditing, finance, information technology, call center, inventory and legal matters. The amount recognized by Smiles as expenses in 2017, 2016, and 2015 totaled R$23.5 million, R$23.4 million and R$24.3 million, respectively.

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

On December 27, 2017, GLA, along with Smiles, made adjustments in the prices of standard airline tickets and miles sold to GLA, representing a decrease of 0.6% and 1.5%, respectively, based on the composition of the airline tickets issued in the preceding period.

2016 Miles and Tickets Purchase Agreement

In February 2016, GLA entered into a miles and tickets purchase agreement with Smiles, totaling up to R$1.0 billion, providing for advance ticket sales to Smiles in various tranches through June 30, 2017. On April 5, 2017 GLA and Smiles amended this agreement to extend its termination until July 31, 2018 and increase the total amount by R$480 million. In 2017, Smiles paid R$520 million in advance, of which R$240 million related to the agreement entered into in February 2016 and R$280 million related to the first amendment entered into in April 2017.

The advances by Smiles will be remunerated at a minimum rate of 132% of the CDI, which may be increased according to market conditions at each payment date. In addition, Smiles will benefit from some measures to strengthen its competitiveness.

Industry Overview

According to the International Air Transport Association, or IATA, Brazil is the fifth largest domestic aviation market in the world, after United States, China, India and Russia and should remain among the fourth largest over the next two decades with a total of 170 million passengers. Moreover, according to ANAC, there were 90.9 million domestic enplanements and 8.4 million international enplanements on Brazilian carriers in Brazil (which excludes international carriers) in 2017, out of a total population of over 207 million, according to IBGE. In contrast, according to the U.S. Department of Transportation, the United States had around 740 million domestic enplanements and 110 million international enplanements in 2017, out of a total population of over 320 million, based on the latest United States census estimates. Despite its size, the Brazilian market is still under-penetrated, with an estimated 0.45 flights per capita in 2016, way below levels of developed countries like Australia (2.4), United States (2.1) and Canada (1.3), reflecting a strong potential for growth in the mid-term. In the specific case of Gol, we are very well positioned to capture the growth of the Brazilian market, with 85.5% of revenues coming from the domestic market in 2017.

Brazilian air travel has historically been affordable for business passengers and or high-income individuals, resulting in low per capita penetration rates when compared to other emerging markets and developed countries. We believe that Brazil fundamentals over the long-term are still quite attractive which bodes well for the development and growth of air travel. Long-distance travel alternatives in Brazil are quite limited given that there is poor road infrastructure and no passenger rail or other alternative. Despite the significant growth in air travel in Brazil over the first decade after 2000 (CAGR of almost 12% over the 2000-2011), we believe that there is still significant upside potential for airlines in general and for low cost airlines specifically to gain market share of travelers who would ordinarily travel by bus. Moreover, Brazil’s “new middle class” consumers also allocated a greater portion of their family incomes into better vacation experiences. This explains the significant pick-up in demand for international air travel by Brazilians over the last 10 years. South American countries, the Caribbean and the United States feature among the top ten most popular tourist destinations for Brazilians traveling abroad on vacation according to industry data.

Brazil air travel is still very concentrated in a few city-pairs and business passengers account for the majority of the volume. According to industry data, business travel represents around 60% of the demand for domestic air travel in 2017. We believe this rate is significantly higher than the business travel portion of domestic air travel in the global aviation sector. According to the latest data collected by ANAC, flights between Rio de Janeiro and São Paulo, Brazil’s busiest city-pair accounted for 7.6% of all domestic passengers in 2017. The top ten routes accounted for almost 25% of all domestic air passengers in 2017, while the ten busiest airports accounted for 67% in 2017.

The table below sets forth information about the ten busiest routes for air travel in Brazil during 2017.

City Pair(1)	Passengers	Route Market Share

São Paulo – Rio de Janeiro(2)	6,908,612	7.6%
São Paulo (Congonhas) – Rio de Janeiro (Santos Dumont)	4,093,857	4.5%
São Paulo (Guarulhos) – Rio de Janeiro (Galeão)	1,241,457	1.4%
São Paulo (Congonhas) – Rio de Janeiro (Galeão)	837,446	0.9%
São Paulo (Guarulhos) – Rio de Janeiro (Santos Dumont)	735,852	0.8%
São Paulo (Congonhas) – Brasília	2,042,799	2.3%
São Paulo (Guarulhos) – Porto Alegre	1,888,334	2.1%
São Paulo (Congonhas) – Confins	1,810,856	2.0%
São Paulo (Guarulhos) – Recife	1,806,151	2.0%
São Paulo (Guarulhos) – Salvador	1,794,490	2.0%
São Paulo (Congonhas) – Porto Alegre	1,737,474	1.9%
São Paulo (Guarulhos) – Curitiba	1,544,731	1.7%
São Paulo (Congonhas) – Curitiba	1,505,024	1.7%
São Paulo (Guarulhos) – Fortaleza	1,496,762	1.7%

____________

Source: ANAC – 2017

(1)   Considers flights originating in either city of the pair

(2)   Includes flights between Congonhas and Guarulhos to either Santos Dumont or Galeão airports.

In light of Brazil’s economic growth between 2009-2013 and Government income distribution initiatives, the middle class segment (A, B and C classes) increased significantly in the last years and now accounts for roughly 50% of total consumer spending (or 42 million new consumers rose to middle class status). The Northeast region led the growth in middle class consumers, with three out of ten new middle class consumer from this region. According to ANAC, after a 7.8% reduction in the number of domestic passengers transported in 2016, there was a 2.1% increase in 2017, reaching 90.6 million domestic passengers, which is the same level as in 2013.

In addition, there are ongoing discussions in Brazil regarding the execution of open skies agreements, which remove restrictions on the number of flights and destinations between countries. In 2017, the Brazilian Congress ratified an open skies agreement with the United States dated 2011, which was approved by the Senate in March 2018 and must be ratified by the President of Brazil. For more information on the open skies agreement between Brazil and the United States, see “—Regulation of the Brazilian Civil Aviation Market—Open Skies.”

Brazilian Civil Aviation Market Evolution

In the past 40 years, the domestic market generally experienced year-over-year growth in revenue passenger kilometers twice the growth rate of GDP, except in times of significant economic or political distress, such as the petroleum crisis in the 1970s, the Brazilian sovereign debt crisis in the early 1980s and the economic and political distress in Brazil in the early 1990s. From 1972 to 2000, domestic revenue passenger kilometers grew at a compound annual rate of 7.2%. However, in the ten years following the start of Gol’s operations, that is from 2000-2011 CAGR growth rate accelerated to an increase of almost 12%. During this period, Gol’s market share as measured by available seat kilometers increased from 4% to 38%.We believe that Gol positively impacted the market by more than 260% in terms of demand stimulation which we call the “Gol effect.”

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

After the 2016 capacity adjustment in the Brazilian airline industry, capacity increased in 2017 reaching 112.8 million ASKs, which remains below the capacity levels in 2013. Demand increased by 3.2% in 2017, leading to a record 81.5% load factor.

The table below shows the figures of domestic industry passenger traffic and available capacity for the periods indicated:

	2013	2014	2015	2016	2017
Domestic enplanements (millions)	90.2	95.9	96.2	88.7	90.6
Available Seat Kilometers (billions)	115.9	117.0	118.2	111.2	112.8
Available Seat Kilometers Growth	(2.9)%	0.9%	1.0%	(5.9)%	1.4%
Revenue Passenger Kilometers (billions)	88.2	93.3	94.4	89.0	91.9
Revenue Passenger Kilometers Growth	1.4%	5.8%	1.1%	(5.7)%	3.2%
Load Factor	76.1%	79.8%	79.8%	80.0%	81.5%

____________

Source: ANAC, Dados Comparativos Avançados

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

The following chart illustrates the main regulatory bodies, their responsibilities and reporting lines within the Brazilian governmental structure:

The Ministry of Transport, Ports and Civil Aviation oversees ANAC and INFRAERO and reports directly to the President of Brazil. The Ministry is also responsible for implementation of the airport infrastructure concession plan and the development of strategic planning for civil aviation.

The National Commission of Airport Authorities (Comissão Nacional de Autoridades Aeroportuárias), or CONAERO, is a commission that coordinates the different entities and public agencies related to airports. This has a rule-making role in the search for efficiency and security in airports operations.

CONAERO is composed by the following individuals and representatives of entities: (i) Ministry of Transport, Ports and Civil Aviation, which chairs the commission; (ii) the President’s chief of staff; (iii) Agriculture, Livestock and Supplies Ministry; (iv) Defense Ministry; (v) Finance Ministry; (vi) Justice Ministry; (vii) Planning, Budget and Administration Ministry; (viii) Health Ministry; and (ix) ANAC.

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

With respect to non-privatized airports, INFRAERO, a state-controlled corporation reporting to Ministry of Transport, Ports and Civil Aviation, is in charge of managing, operating and controlling federal airports, including some control towers and airport safety operations. With respect to the recently privatized airports (Natal, Galeão, Confins, Guarulhos, Viracopos and Brasília), although INFRAERO still holds a minority stake in each of them, INFRAERO is no longer in charge of operations, which are now handled by their respective private operators. See “Regulation of the Brazilian Civil Aviation Market—Airport Infrastructure” below.

CONAC is an advisory body of the President of Brazil and its upper level advisory board is composed of the Minister of Defense, the Minister of Foreign Affairs, the Minister of Treasury, the Minister of Development, Industry and International Trade, the Minister of Tourism, the President’s chief of staff, the Minister of Planning, Budget and Management, the Minister of Justice, the Minister of Transport, Ports and Civil Aviation and the Commandant of the Air Force. CONAC has the authority to establish national civil aviation policies that may be adopted and enforced by the High Command of Aeronautics and by ANAC. CONAC establishes guidelines relating to the proper representation of Brazil in conventions, treaties and other actions related to international air transportation, airport infrastructure, the granting of supplemental funds to be used for the benefit of airlines and airports based on strategic, economic or tourism-related aspects, the coordination of civil aviation, air safety, the granting of air routes and concessions, as well as permission for the provision of commercial air transportation services.

Route Rights

Domestic routes. Until March 25, 2017, ANAC was the intermediary between airlines and airport operators regarding new routes, changes to existing routes and surveillance of allocated routes. After this date, pursuant to Resolution No. 440/2017, airlines negotiate the use of airport and aeronautical infrastructure directly with airport operators and providers of air navigation services prior to registering routes with ANAC. For airports defined by ANAC as “coordinated” or “of interest,” pursuant to Resolution No. 338/2014, airlines are still required to obtain slots. The implementation of Resolution No. 440/2017 is expected to permit more flexible and efficient networks to better serve demand for air services, principally in high and low seasons.

International routes. In general, requests for new international routes, or changes to existing routes, must be filed by each interested Brazilian airline that has been previously qualified by ANAC to provide international services, with the market access area (Gerência de Acesso ao Mercado), or GEAM, which, based on the provisions of the applicable bilateral agreement and general policies of the Brazilian aviation authorities, will submit a non-binding recommendation to ANAC’s president, who will decide on approval of the request. International route rights for all countries, as well as the corresponding transit rights, derive from bilateral air transport agreements negotiated between Brazil and foreign governments. Under such agreements, each government grants to the other the right to designate one or more of its domestic airlines to operate scheduled service between certain destinations in each country. Airlines are only entitled to apply for new international routes when they are made available under these agreements. For the granting of new routes and changes to existing ones, ANAC has the authority to approve Brazilian airlines to operate new routes, subject to the airline having filed studies satisfactory to ANAC demonstrating the technical and financial viability of such routes and fulfilling certain conditions in respect of the concession for such routes. Any airline’s international route frequency rights may be terminated if the airline fails to maintain at least 66% of flights provided for in its air transportation schedule for any 180-day period or suspends its operation for a period exceeding 180 days.

In 2010, ANAC approved the deregulation of international airfares for flights departing from Brazil to the United States and Europe, gradually removing the prior minimum fares. In addition, in 2010, CONAC approved the continuity of bilateral agreements providing for open skies policies with other South American countries and a new open skies policy with the United States, which was approved in 2017 by the Brazilian Congress and in March 2018 by the Senate and must be ratified by the President of Brazil. A similar agreement with Europe is still in its early stages. These new regulations should increase the number of passengers in South America and grow our market. To the extent that our presence and/or the presence of our partner, Delta, increase in the South American market, this will contribute to our business. On the other hand, to the extent competition increases in the expanded South American market and we and/or Delta lose significant market share, we may be adversely affected. For more information on the open skies agreement between Brazil and the United States, see “—Open Skies.”

Slots Policy

Domestic. Under Brazilian law, a domestic slot concession derives from a flight concession by ANAC, which is reflected in the airline’s registration. Such period of time is known as an “airport slot” and provides that an airline can operate at the specific airport at the intervals established.

Congonhas airport in the city of São Paulo is one of the slot constrained airports, where slots must be allocated to an airline before it may begin operations there. It is quite difficult to obtain and maintain a slot in Congonhas airport. The Santos-Dumont airport in Rio de Janeiro, is also a highly utilized airport with half-hourly shuttle flights between São Paulo and Rio de Janeiro, and also presents certain slot restrictions. ANAC has imposed schedule restrictions on several Brazilian airports from which we operate. Operating restrictions, including the prohibition of international flights’ operations and the prohibition of civil aircraft’s operation after 11:00 p.m. and before 6:00 a.m., were imposed for Congonhas airport (São Paulo), one of the busiest Brazilian airports and the most important airport for our operations. No assurance can be given that these or other government measures will not have a material adverse effect on us.

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

The minimum on-time performance and regularity targets for each series of slots in a season are 80% and 90%, respectively, at Congonhas airport (São Paulo) and 75% and 80%, respectively, for all other main airports. Airlines forfeit any series of slots that operate below the minimum criteria in a season. Forfeited slots are redistributed first to new entrants, which includes airlines that operate fewer than 5 slots in the relevant airport in the given weekday, and after to all airlines operating in the relevant airport based on their share of slots. In addition, in October 2014, ANAC distributed new slots at Congonhas airport, in light of increased runway capacity, exclusively to airlines with less than 12% of the slots.

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

The use of areas within federal airports, such as hangars and check-in counters, is subject to a concession by INFRAERO. If there is more than one applicant for the use of a specific airport area, INFRAERO may conduct a public bidding process for the granting of the concession. For recently privatized airports (Natal, Galeão, Confins, Guarulhos, Viracopos, Brasília, Fortaleza, Salvador, Florianópolis and Porto Alegre), operators may freely negotiate all commercial areas according to their own criteria; there is no requirement that a public bidding must be held in the event there is more than one applicant for the use of a specific airport area.

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

All of the 60 Brazilian airports managed by INFRAERO at the end of 2017 are scheduled to receive some infrastructure investments and upgrades within the next three years. In addition, under the regional aviation development program, 270 current or new regional airports may receive investments in the next few years. These airport upgrade plans do not require contributions or investments by the Brazilian airlines and are not expected to be accompanied by increases in landing fees or passenger taxes on air travel.

The table below sets forth the number of passengers at the ten busiest airports in Brazil during 2017:

Airport	Number of Passengers Inbound and Outbound(1)
(in thousands)
São Paulo – Guarulhos	37,816
São Paulo – Congonhas	21,859
Brasília	16,913
Rio de Janeiro – Galeão	16,243
Belo Horizonte – Confins	10,164
Campinas – Viracopos	9,333
Rio de Janeiro – Santos Dumont	9,247
Porto Alegre	8,012
Recife	7,777
Salvador	7,736

____________

Source: INFRAERO, DAESP and Guarulhos, Brasília, Rio de Janeiro Galeão, Confins and Viracopos airports

(1)           Considers domestic and international departures and arrivals from main Brazilian airports.

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

Airport Privatizations

In August 2011, the Brazilian government privatized the Natal airport, which construction was completed in mid-2014. In February 2012, the Brazilian government privatized the São Paulo (Guarulhos), Brasília and Campinas international airports, which will be operated by the winners of the privatization auction for periods of 20 to 30 years. In November 2013, the Brazilian government privatized Rio de Janeiro (Galeão) and Belo Horizonte (Confins) airports. Additionally, in March 2017, the Brazilian government privatized the international airports of Porto Alegre, Salvador, Florianópolis and Fortaleza. These ten airports combined account for 62.8% of Brazil’s total passenger volume.

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

____________

Source: Civil Aviation Secretary (Secretaria de Aviação Civil)

Concession for Air Transportation Services

According to the Brazilian Federal Constitution, the Brazilian government is responsible for public services related to airspace, as well as airport infrastructure, and may provide these services directly or through third parties under concessions or authorizations. According to the Brazilian Aeronautical Code and regulations issued by CONAC, the application for a concession to operate regular air transportation services is subject to a license granted by ANAC to operate an airline and to explore regular air transportation services. The applicant is required by ANAC to have met certain economic, financial, technical, operational and administrative requirements in order to be granted such license. Additionally, a concession applicant must be an entity incorporated in Brazil, duly registered with the Brazilian Aeronautical Registry (Registro Aeronáutico Brasileiro), or RAB, must have a valid airline operating certificate (Certificado de Operador Aéreo), or COA, and must also comply with certain ownership restrictions. See “—Restrictions on the Ownership of Shares Issued by Concessionaires of Air Transportation Services.” ANAC has the authority to revoke a concession for failure by the airline to comply with the terms of the Brazilian Aeronautical Code, the complementary laws and regulations and the terms of the concession agreement.

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

Restrictions on the Ownership of Shares Issued by Concessionaires of Air Transportation Services

According to the Brazilian Aeronautical Code, in order to be eligible for a concession for operation of regular services, the entity operating the concession must have at least 80% of its voting stock held directly or indirectly by Brazilian citizens and must have certain management positions entrusted to Brazilian citizens. As of December 31, 2017, the foreign ownership limit for Brazilian airlines remained unchanged at 20%, although there have been repeated discussions by the Brazilian government and Congress to lift this restriction fully or partially, including most recently an announcement that the government intends to issue a new measure, subject to Congress approval, completely removing the foreign ownership limit.

The Brazilian Aeronautical Code also imposes certain restrictions on the transfer of capital stock of concessionaires of air transportation services, such as GLA, including the following:

·         the voting shares have to be nominative and non-voting shares cannot be converted into voting shares;

·         prior approval of the Brazilian aviation authorities is required for any transfer of shares, regardless of the nationality of the investor, which results in the change of the company’s corporate control, causes the assignee to hold more than 10% of the company’s capital stock or represents more than 2% of the company’s capital stock;

·         the airline must file with ANAC, in the first month of each semester, a detailed shareholder chart, including a list of shareholders, as well as a list of all share transfers effected in the preceding semester; and

·         based on its review of the airline’s shareholder chart, ANAC has the authority to subject any further transfer of shares to its prior approval.

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

Open Skies

In 2011, the United States and Brazil entered into an open skies agreement designed to provide airlines greater liberty in defining their routes, prices and capacity. The countries agreed on a transition period until 2015, by which time the open skies model was expected to be in force. The agreement was approved and thereby ratified by the Brazilian Congress in 2017 and approved by the Senate in March 2018 and is now awaiting ratification by the President of Brazil.

The open skies agreement’s principal purpose is to eliminate the limit on flight frequencies between the U.S. and Brazil, which had been set at 301 flights. The agreement also memorializes previously agreed terms, including free pricing, new itineraries and codeshare offers.

Among the important provisions of the open skies agreement are the rights to: (i) fly over a country without landing; (ii) make connections in another country for non-commercial purposes; and (iii) unlimited charter flight authorizations. The agreement also includes provisions regarding profit remittance, tax exemptions, airport tariffs and international agreements regarding civil aviation safety. The agreement does not, however, permit U.S. airlines to operate domestic flights within Brazil.

The open skies agreement is a significant commercial change for the airline industry as it will permit joint ventures among Brazilian and American airline companies.

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

C.      Organizational Structure

We are a holding company that directly or indirectly owns shares of seven subsidiaries: GLA; Smiles Fidelidade S.A., which was formed in July 2017 as a result of Smiles’ merger with Webjet Participações S.A.; Smiles Viagens e Turismo S.A., which is pre-operational; and four offshore subsidiaries: Gol Finance Inc.; GAC Inc., or GAC; Gol Finance (previously named Gol LuxCo S.A.); and Gol Dominicana Lineas Aereas Sas., which is non-operational. GLA is our operating subsidiary, under which we conduct our air transportation business. We are the majority shareholder of Smiles, which conducts the Smiles loyalty program. Gol Finance Inc., GAC and Gol Finance are offshore companies established for the purpose of facilitating cross-border general and aircraft financing transactions.

D.      Property, Plant and Equipment

Our primary corporate offices are located in São Paulo, where our commercial, operations, technology, finance and administrative staff is primarily based. We have concessions to use other airport buildings and hangars throughout Brazil, including part of a hangar at Congonhas airport where we perform aircraft maintenance. As of December 31, 2017, we had finance lease agreements for 31 Boeing 737s, all of which had a purchase option at the end of the contract term. We own an Aircraft Maintenance Center in Confins, in the State of Minas Gerais. The certification of our Aircraft Maintenance Center authorizes airframe maintenance services for Boeing 737-300s, Boeing 767-200/300 and Boeing Next Generation 737-700 and 800s. We have three hangars at our Aircraft Maintenance Center, with a capacity to perform maintenance on six aircraft simultaneously and painting services on one additional aircraft. We also have room to build more hangars, if needed. For more information, see “Item 4B. Business Overview—Aircraft Fleet” and note 14 to our audited consolidated financial statements included herein.

ITEM 4A.     Unresolved Staff Comments

None.

ITEM 5.       Operating and Financial Review and Prospects

You should read this discussion in conjunction with our audited consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

A.      Operating Results

Revenues

Our revenues derive primarily from transporting passengers on our aircraft. In 2017, 86.9% of our net revenues came from passenger transportation revenues, and the remaining 13.1% came from ancillary revenues, principally from: our cargo business, which utilizes cargo space on our passenger flights, fees and charges (including cancellation fees and other fees and taxes linked to air transportation services), as well as revenues from products and services, other than air tickets, sold for miles. In 2017, 85.5% of our revenues derived from our domestic operations and 14.5% from our international operations. We recognize passenger revenue, including revenue from Smiles’ loyalty program, which relates to the redemption of miles for Gol flight tickets, either when transportation is provided or when the unused ticket expires. We recognize cargo revenue when transportation is provided. Other ancillary revenue consists primarily of ticket change fees, excess baggage charges and interest on installment sales. Passenger revenues depend on capacity, load factor and yield. Our capacity is measured in terms of available seat kilometers (ASK), which represents the number of seats we make available on our aircraft multiplied by the number of kilometers the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing revenue passenger kilometers by available seat kilometers. Yield is the average amount that one passenger pays to fly one kilometer.

The following table presents our main operating performance indicators in 2015, 2016 and 2017:

	Year Ended December 31,
	2015	2016	2017
Operating Data:
Load-factor	77.2%	77.5%	79.7%
Break-even load-factor	78.1%	72.1%	72.3%
Aircraft utilization (block hours per day)	11.3	11.2	12.1
Yield per RPK (cents)	22.4	24.1	24.7
Passenger revenue per ASK (cents)	17.3	18.7	19.7
Operating revenue per ASK (cents)	19.7	21.3	22.7
Number of departures	315,902	261,514	260,654
Average number of operating aircraft	129	117	109

Our revenues are net of ICMS and federal social contribution taxes, including social integration program (Programa de Integração Social), or PIS, and social contribution for financing social security (Contribuição Social para o Financiamento da Seguridade Social), or COFINS. ICMS does not apply to passenger revenues. The average rate of ICMS on cargo revenues varies by state from 0% to 20%. As a general rule, combined PIS and COFINS rates are 3.65% of passenger revenues and 9.25% of cargo revenues and Smiles revenues.

We have one of the largest e-commerce platforms in Brazil and we generate most of our revenues from ticket sales through our website.

ANAC and the aviation authorities of other countries in which we operate may influence our ability to generate revenues. In Brazil, ANAC approves the concession of flights, and consequently slots, entry of new companies, launch of new routes, increases in route frequencies and lease or acquisition of new aircraft. Our ability to grow and increase our revenues depends on approvals from ANAC for new routes, increased frequencies and additional aircraft.

Operating Expenses

We seek to lower our operating expenses by operating a young and standardized fleet, upgrading to Boeing 737 Max aircraft, utilizing our aircraft efficiently and improving their productivity, using and encouraging low-cost ticket sales and distribution processes. The main components of our operating expenses include aircraft fuel, rent and maintenance, sales and marketing expenses and salaries, including provisions for our profit sharing plan.

Our aircraft fuel expenses are higher than those of low-cost airlines in the United States and Europe because production, transportation and storage of fuel in Brazil depend on expensive and underdeveloped infrastructure, especially in the North and Northeast regions of the country. In addition, taxes on jet fuel are high and are passed along to us. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. The price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, varies significantly. The price per barrel at December 31, 2017 was US$60.42, as compared to US$53.77 at December 31, 2016. Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also linked to fluctuations in the exchange rate of the real versus the U.S. dollar. Fuel costs represented 33% of our total operating costs and expenses in 2015, 29% in 2016 and 30% in 2017. In order to partially hedge against increases in oil prices, we enter into short to medium term arrangements to hedge our exposure. Our pricing and yield management strategy are also important components in hedging our exposure to fuel price fluctuations as we are able to pass a significant portion of these fluctuations to customers in the long-term, allowing us to recapture approximately two-thirds of this cost through our yield management.

Our aircraft rent expenses are in U.S. dollars and leases for 12 of our aircraft are subject to floating-rate payment obligations that are based on fluctuations in international interest rates. We currently have hedging policies in place to manage our interest rate, fuel price and foreign exchange rate exposure.

Our maintenance, material and repair expenses consist of light (line) and scheduled heavy (structural) maintenance of our aircraft. Line maintenance and repair expenses are charged to operating expenses as incurred. Structural maintenance for aircraft leased under finance leases is capitalized and amortized over the life of the maintenance cycle. Since the average age of our operating fleet was 9.2 years for 119 Boeing 737-700/800 aircraft at December 31, 2017, and most of the parts on our aircraft are under multi-year warranties, our aircraft require a low level of maintenance and we therefore incur low maintenance expenses. Our aircraft are covered by warranties that have an average term of 48 months for products and parts and 12 years for structural components. Thus, with regard to the accounting for aircraft maintenance and repair costs, our current and past results of operations may not be indicative of future results. Our Aircraft Maintenance Center in Confins, in the State of Minas Gerais, is certified to provide maintenance for Boeing 737-300s, Boeing 767-200/300 and Boeing Next Generation 737-700 and 800s. We currently use this facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We believe that we have an advantage compared to industry peers in maintenance, materials and repairs expenses due to our in-house maintenance. We believe that this advantage will continue in the foreseeable future.

Our passenger service expenses are expenses we incur directly related to our passengers, which include baggage handling, ramp services and expenses due to interrupted flights.

Our sales and marketing expenses include commissions paid to travel agents, fees paid for our own and third-party reservation systems and agents, fees paid to credit card companies and advertising. Our distribution costs are lower than those of other airlines in Brazil on a per available seat kilometer (ASK) basis because a higher proportion of our customers purchase tickets from us directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. We generate around 80% of our consolidated sales through our website and API systems, including internet sales through travel agents. For these reasons, we believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will continue in the foreseeable future. Additionally, we have one of the lowest costs related to fraud and chargeback ratios in the industry on our e-commerce platform.

Salaries paid to our employees include annual cost of living adjustments and provisions made for our profit sharing plan.

Aircraft, traffic and mileage servicing expenses include ground handling and the cost of airport facilities.

Other operating expenses comprise general and administrative expenses, purchased services, equipment rentals, passenger refreshments, communication costs, supplies, professional fees and gains or losses from early return of aircraft on finance leases.

Operating Segments

We have two operating segments:

·         flight transportation; and

·         Smiles loyalty program.

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

See “—Results of Operations—Segment Results of Operations” for more information on our operating segments.

Brazilian Macroeconomic Environment

As most of our operations are domestic, we are affected by Brazilian general economic conditions. While our growth since 2001 has been primarily driven by our expansion into new markets and increased flight frequencies, we have also been affected by macroeconomic conditions in Brazil. We believe the rate of growth in Brazil is important in determining our growth and our results of operations. Our revenue passenger kilometer in the domestic market increased by 3.8% in 2017, as compared to a 5.5% decrease in 2016 and a 0.5% increase in 2015. This increase was primarily due to Brazil’s recent economic recovery. After contractions in Brazil’s GDP in 2015 and 2016, Brazilian GDP increased by 1% in 2017.

Year	Domestic Revenue Passenger Kilometers – RPK growth (contraction)	Real growth GDP growth (contraction)
2010	23.6%	7.5%
2011	15.9%	4.0%
2012	6.9%	1.9%
2013	1.4%	3.0%
2014	5.8%	0.5%
2015	1.1%	(3.5)%
2016	(5.7)%	(3.5)%
2017	3.2%	1.0%

Compared to 2016, our passenger revenue per available seat kilometer (PRASK) increased by 5.1% in 2017, due to a combination of an 2.2% yield increase and a 2.2 percentage point increase in load factor.

We are materially affected by currency fluctuations. In 2017, 43.8% of our operating expenses (including aircraft fuel, rent and maintenance, materials and repairs) were denominated in, or linked to, U.S. dollars and therefore varied with the real/U.S. dollar exchange rate within the year. We believe that our foreign exchange and fuel hedging programs partially protect us against short-term swings in the real/U.S. dollar exchange rate and jet fuel prices. See “Item 3. Risk Factors— Risks Relating to Us and the Brazilian Airline Industry.”

Inflation has also affected us and will likely continue to do so. In 2017, 56.2% of our operating expenses (excluding aircraft fuel, operating leases and maintenance) were denominated in reais, and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation.

The following table shows data for real GDP growth (contraction), inflation, interest rates, the U.S. dollar selling rate and crude oil prices for and as of the periods indicated:

	December 31,
	2015	2016	2017
Real GDP growth (contraction)	(3.5)%	(3.5)%	1.0%
Inflation (IGP-M)(1)	10.5%	7.2%	(0.5)%
Inflation (IPCA)(2)	10.7%	6.3%	3.0%
CDI rate(3)	14.1%	13.6%	6.9%
LIBOR rate(4)	0.6%	1.0%	1.7%
Appreciation (depreciation) of the real vs. U.S. dollar	(41.6)%	16.5%	1.5%
Period-end exchange rate—US$1.00	R$3.905	R$3.259	R$3.308
Average exchange rate—US$1.00(5)	R$3.338	R$3.472	R$3.193
Period-end West Texas intermediate crude (per barrel)	US$37.04	US$53.77	US$60.42
Period-end Increase (decrease) in West Texas intermediate crude (per barrel)	(30.5)%	45.2%	12.4%
Average period West Texas Intermediate crude (per barrel)	US$48.80	US$43.31	US$50.85
Average period increase (decrease) in West Texas Intermediate crude (per barrel)	(44.0)%	(11.3)%	17.4%

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

Critical Accounting Policies

 The preparation of our consolidated financial statements in conformity with IFRS requires our management to adopt accounting policies and make estimates and judgments to develop amounts reported in our consolidated financial statements and related notes. We strive to maintain a process to review the application of our accounting policies and to evaluate the appropriateness of the estimates that are required to prepare our consolidated financial statements. We believe that our estimates and judgments are reasonable; however, actual results and the timing of recognition of such amounts could differ from those estimates. In addition, estimates routinely require adjustments based on changing circumstances and new or better information.

Critical accounting policies and estimates are those that are reflective of significant judgments and uncertainties, and potentially result in materially different outcomes under different assumptions and conditions. For a discussion of these and other accounting policies, see note 2.2(r) to our audited consolidated financial statements included elsewhere herein.

Property, Plant and Equipment. Property, plant and equipment, including reusable parts, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. Aircraft and engine spares acquired on the introduction or expansion of a fleet, as well as reusable spares purchased separately, are carried as fixed assets and generally depreciated in line with the fleet to which they relate. Pre-delivery deposits refer to prepayments under the agreements with Boeing for the purchase of Boeing 737-800 Next Generation and 737-800 MAX aircraft and include interest and finance charges incurred during the manufacture of aircraft and leasehold improvements.

Under IAS 16 “Property, Plant and Equipment,” major overhauls including replacement spares and labor costs are treated as a separate asset component with the cost capitalized and depreciated over the period to the next major overhaul. All other replacement spares and costs relating to maintenance of fleet assets are charged to the income statement on consumption or as incurred. Interest costs incurred on debts that fund progress payments on assets under construction, including pre-delivery deposits to acquire new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or aircraft delivery.

In estimating the useful life and expected residual values of our aircraft, we have primarily relied upon actual experience with the same or similar types of aircraft and recommendations from Boeing. Aircraft estimated useful life is based on the number of “cycles” flown (a cycle comprises one take-off and landing). We have made a conversion of cycles into years based on both our historical and anticipated future utilization of the aircraft. Subsequent revisions to these estimates, which can be significant, could be caused by changes to our maintenance program, changes in utilization of the aircraft (actual cycles during a given period of time), governmental regulations relating to aging aircraft and changing market prices of new and used aircraft of the same or similar types. We evaluate estimates and assumptions each reporting period and, when warranted, adjust these estimates and assumptions. These adjustments are accounted for on a prospective basis through depreciation and amortization expense, as required by IFRS.

We evaluate annually whether there is any indicator that our property, plant and equipment may be impaired. Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset, a significant change in the long-lived asset’s physical condition and operating or cash flow losses associated with the use of the long-lived asset. As of December 31, 2017 and 2016, we had recorded an impairment on property, plant and equipment of R$26.1 million and R$30.7 million, respectively, mainly related to replacement and spare parts. In 2017, we evaluated the impairment of our aircraft and no impairment or write-off was recorded.

Lease Accounting. Aircraft lease agreements are accounted for as either operating or capital leases (finance leases). When the risks and rewards of the lease are transferred to us, as lessee, the lease is classified as a capital lease. Capital leases are accounted for as an acquisition of the asset through a financing, with the aircraft recorded as a fixed asset and a corresponding liability recorded as a debt. Capital leases are recorded based on the lesser of the fair value of the aircraft or the present value of the minimum lease payments, discounted at an implicit interest rate, when it is clearly identified in the lease agreement, or market interest rate. The aircraft is depreciated through the lesser of its useful life or the lease term. Interest expense is recognized through the effective interest rate method, based on the implicit interest rate of the lease. Lease agreements that do not transfer the risks and rewards to us are classified as operating leases. Operating lease payments are accounted for as rent and we recognize rent expenses using the straight line method through the lease term.

Sale-leaseback transactions that result in a subsequent operating lease have different accounting treatments depending on the fair value of the asset, the price and the cost of the sale. If the fair value of the asset is less than its carrying amount, the difference is immediately recognized as a loss. When the sale gives rise to a gain it is recognized up to the fair value, with the excess deferred and amortized throughout the term of the lease. When the sale results in a loss and the carrying amount is not greater than fair value, the loss is deferred if compensated by future lease payments. If the carrying amount is greater than fair value, it is written down to fair value and if there is still a loss it is deferred if compensated by future lease payments.

Lease accounting is critical for us because it requires an extensive analysis of the lease agreements in order to classify and measure the transactions in our financial statements. Changes in the terms of our outstanding lease agreements and the terms of future lease agreements may affect how we account for our lease transactions and our future financial position and results of operations.

Goodwill and Intangible Assets. We have allocated goodwill and intangible assets with indefinite lives acquired through business combinations, for the purposes of impairment testing, to the cash-generating units, the operating subsidiaries GLA and Smiles, since segregation of their operations. Goodwill is tested for impairment annually by comparing the carrying amount to the recoverable amount of the cash-generating unit, that has been measured on the basis of its value-in-use, by applying cash flow projections in the functional currency based on our approved business plan covering a five-year period followed by the long-term growth rate of 3.5%. The pre-tax discount rate applied to the cash flow projections was 15.5% for GLA’s cash-generating unit and 19.3% for the Smiles’ cash-generating unit, at December 31, 2017. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in our impairment evaluations are consistent with internal projections and operating plans.

Airport operating rights acquired as part of the acquisition of Varig and Webjet were capitalized at fair value at that date and are not amortized. Those rights are considered to have an indefinite useful life due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The carrying values of the airport operating rights are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. Costs related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis. The carrying value of these intangibles is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. We assess at each balance sheet date whether intangibles with indefinite useful lives are impaired using discounted cash flow analyses. In 2017, no impairment or write-off was recognized for intangible assets. We believe none of our cash-generating units was at risk of having its value in use being less than its carrying value at the date of your most recent impairment analysis.

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

In addition, certain of our lease agreements do not require maintenance deposits; instead letters of credit are issued on behalf of the lessor, which can be claimed if the aircraft maintenance does not occur as established in the review schedule. As of December 31, 2017, no letters of credit had been executed.

Our initial estimates of the maintenance expenses regarding the leases are equal to or in excess of the amounts required to be deposited. This demonstrates it is probable the amounts will be utilized for the maintenance for which they are to be deposited and the likelihood of an impairment of the balance is remote. There has been no impairment of our maintenance deposits.

A summary of activity in the Aircraft and Engine Maintenance Deposits is as follows:

	2016	2017
	(in millions of reais)
Beginning of year	261.1	247.8
Amounts paid in	291.8	110.5
Reimbursement and expense incurred	(240.2)	(98.0)
Exchange variation	(64.9)	5.9
End of year	247.8	266.2

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

Miles accrued through Smiles last from three to ten years, depending on the member’s status. The associated value for mileage credits estimated to be cancelled is recognized as revenue. We calculate the expiration estimate and non-use based on historical data. Future opportunities can significantly alter customer profile and the historical patterns. Such changes may result in material changes to the deferred revenue balance, as well as revenues recognized from that program.

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

As of December 31, 2017, we had R$5.1 billion of tax loss carryforwards and negative basis of social contribution mainly from GLA and Webjet, which we acquired in 2011 and which merged with Smiles in July 2017 to form Smiles Fidelidade S.A. Under Brazilian tax laws we may only use our tax loss carryforwards to offset taxes payable up to 30% of the taxable income for each year. Thus, despite having a balance of tax loss carryforwards, we will have to pay income taxes on any taxable income in excess of this 30% compensation limit.

As a result of a history of net losses, fluctuations of the U.S. dollar exchange rate, and the instability of the political and economic environment in Brazil, we reassessed the recognition of tax credits on net operating losses carryforward and other temporary differences, and Gol and GLA have not recognized R$34.8 million and R$1,405.6 million, respectively, of deferred tax assets from net operating losses carryforward and GLA also limited the recognition of tax credits on other temporary differences based on the expected realization of the deferred tax liabilities. Additionally, GLA has not recognized the net amount of R$163.4 million of deferred tax assets.

Results of Operations

Consolidated Results of Operations

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Demand in the Brazilian airline market, comprising domestic and international flights, as measured in revenue passenger kilometers (RPK), increased by 5.6% in 2017 as compared to 2016, while capacity in Brazil, as measured by available seat kilometers (ASK), increased by 3.8% in the same period.

The table below presents domestic and international industry capacity and demand for the periods indicated:

Industry Capacity and Demand(1)	2016	2017	Change
Available Seat Kilometers – ASK (billions)	150.7	156.5	3.8%
Domestic	111.2	112.8	1.4%
International	39.5	43.7	10.6%
Revenue Passenger Kilometers – RPK (billions)	122.1	128.9	5.6%
Domestic	89.0	91.9	3.2%
International	33.1	37.0	12.0%
Load Factor	81.0%	82.4%	1.4 p.p.
Domestic	80.0%	81.5%	1.5 p.p.
International	83.7%	84.8%	1.1 p.p

____________

Source: ANAC

(1) Considering only Brazilian companies.

During the course of 2017, our capacity increased 0.8% as a result of a 4.8% increase in stage length and a 4.2% reduction in the number of take-offs. Demand increased 3.6% as compared to 2016, resulting in a load factor of 79.7%, an increase of 2.2 percentage points when compared to 2016. Our passenger revenue per available seat kilometer (PRASK) increased by 5.1% in 2017 and our domestic market share was 36.2%, which represents an increase of 0.2 percentage points as compared to 2016.

In 2017, our domestic capacity increased 0.9% as compared to 2016, while domestic demand increased by 3.8%, leading to a domestic load factor of 80.2%, 2.3 percentage points higher than in 2016. Also in 2017, our international capacity increased by 0.2%, while our international demand increased 2.2%, leading to an international load factor of 76.1%, 1.5 percentage points higher than in 2016.

The table below presents our domestic and international capacity and demand for the periods indicated:

Gol Capacity and Demand	2016	2017	Change
Available Seat Kilometers – ASK (millions)	46,329	46,694	0.8%
Domestic	41,104	41,459	0.9%
International	5,226	5,235	0.2%
Revenue Passenger Kilometers – RPK (millions)	35,928	37,230	3.6%
Domestic	32,031	33,246	3.8%
International	3,897	3,984	2.2%
Load Factor	77.5%	79.7%	2.2 p.p
Domestic	77.9%	80.2%	2.3 p.p
International	74.6%	76.1%	1.5 p.p

____________

Source: ANAC

Our recent comprehensive operational and financial repositioning started to show its full impact in 2017. A combination of our ability to increase revenue through yield raise and ancillary revenues and cost control through operational productivity resulted in an operating margin of 9.4%, 2.3 percentage points higher than in 2016.

The table below presents certain data from our results of operations for the periods indicated:

	Year Ended December 31,
	2016	2017
	(in millions of reais)
Operating revenue
Passenger	8,671.4	9,185.8
Cargo and other	1,195.9	1,390.2
Total operating revenue	9,867.3	10,576.0
Operating expenses
Salaries	(1,656.8)	(1,708.1)
Aircraft fuel	(2,695.4)	(2,887.7)
Aircraft rent	(996.9)	(939.7)
Sales and marketing	(556.0)	(590.8)
Landing fees	(687.4)	(664.2)
Passenger service expenses	(461.8)	(437.0)
Aircraft, traffic and mileage servicing	(753.5)	(874.7)
Maintenance, materials and repairs	(593.1)	(368.7)
Depreciation and amortization	(447.7)	(505.4)
Other operating expenses	(320.9)	(610.3)
Total operating expenses	(9,169.5)	(9,586.8)
Equity results	(1.3)	0.5
Income before financial (expense), net and income taxes	696.5	989.8
Financial income (expense), net	664.9	(918.8)
Income before income taxes	1,361.4	71.0
Income taxes	(259.1)	307.2
Net income	1,102.4	378.2

Operating Revenue

Operating revenue increased by 7.2%, from R$9,867.3 million in 2016 to R$10,576.0 million in 2017. On a unit basis, operating revenue per available seat kilometer (RASK) increased by 6.3%, from R$21.3 cents in 2016 to R$22.65 cents in 2017. This was due to the combination of: (i) a rational competitive environment resulting in higher yields (a 2.2% increase in 2017) and increased load factors (an increase of 2.2 percentage points in 2017) and (ii) an increase of 16.2% in revenue from cargo transportation and other ancillary revenues, such as rebooking, baggage and other fees.

The table below presents a breakdown of our operating revenue for the periods indicated:

	Year Ended December 31,
	2016	2017	Change %

Operating revenue	9,867.3	10,576.0	7.2%
Passenger	8,671.4	9,185.8	5.9%
Cargo and other	1,195.9	1,390.2	16.2%

Operating Expenses

Operating expenses increased by 4.6%, from R$9,169.5 million in 2016 to R$9,586.8 million in 2017, mainly due to the higher price of jet fuel in 2017 and an increase in the products and services provided to Smiles customers.

The following table sets forth our total operating expenses for the periods indicated:

	Year Ended December 31,
	2016	2017	Change %
	(in millions of reais, except percentages)
Salaries	(1,656.8)	(1,708.1)	3.1%
Aircraft fuel	(2,695.4)	(2,887.7)	7.1%
Aircraft rent	(996.9)	(939.7)	(5.7)%
Sales and marketing	(556.0)	(590.8)	6.3%
Landing fees	(687.4)	(664.2)	(3.4)%
Passenger service expenses	(461.8)	(437.0)	(5.4)%
Aircraft, traffic and mileage servicing	(753.5)	(874.7)	16.1%
Maintenance, materials and repairs	(593.1)	(368.7)	(37.8)%
Depreciation and amortization	(447.7)	(505.4)	12.9%
Other operating expenses	(320.9)	(610.3)	90.2%
Total operating expenses	(9,169.5)	(9,586.8)	4.6%

On a per unit basis, our operating expense per available seat kilometer (CASK) increased by 3.7%, from R$19.79 cents in 2016 to R$20.53 cents in 2017, but CASK in 2016 was reduced due to the non-recurring positive result from the return of aircraft in financial leasing and sale-leaseback transactions.

The following table sets forth certain of our CASK components for the periods indicated:

	Year Ended December 31,
Operating Expenses per Available Seat Kilometer	2016	2017	Change %
	(in cents of reais, except percentages)
Salaries	3.58	3.66	2.3%
Aircraft fuel	5.82	6.18	6.3%
Aircraft rent	2.15	2.01	(6.5)%
Sales and marketing	1.20	1.27	5.4%
Landing fees	1.48	1.42	(4.1)%
Passenger service expenses	1.00	0.94	(6.1)%
Aircraft, traffic and mileage servicing	1.63	1.87	15.2%
Maintenance, materials and repairs	1.28	0.79	(38.3)%
Depreciation and amortization	0.97	1.08	12.0%
Other operating expenses	0.69	1.31	88.7%
Operating expenses per available seat kilometer (CASK)	19.79	20.53	3.7%
CASK excluding fuel expenses	13.97	14.35	2.7%
Operating expenses adjusted per available seat kilometer (CASK adjusted)	19.74	20.30	2.8%
CASK excluding fuel expenses adjusted	13.92	14.12	1.4%

Salaries increased by 3.1%, from R$1,656.8 million in 2016 to R$1,708.1 million in 2017, mainly due to an increase in employee wages. Salaries per available seat kilometer increased by 2.3%. We had 14,532 full-time employees as of December 31, 2017, representing a 4.8% decrease over December 31, 2016, which reduction occurred mainly in the last quarter of 2017.

Aircraft fuel expenses increased by 7.1%, from R$2,695.4 million in 2016 to R$2,887.7 million in 2017, due to an increase in the price per liter of fuel by 8.1% from R$1.94 per liter in 2016 to R$2.09 per liter in 2017, partially offset by a 0.9% decrease in the volume of fuel consumed. Aircraft fuel expenses per available seat kilometer increased by 6.3%.

Aircraft rent expenses decreased by 5.7%, from R$996.9 million in 2016 to R$939.7 million in 2017, due to renegotiations of aircraft agreements and consequent fleet reduction, as well as an average appreciation of the real against the U.S. dollar. Aircraft rent expenses per available seat kilometer decreased by 6.5%.

Sales and marketing expenses increased by 6.3%, from R$556.0 million in 2016 to R$590.8 million in 2017 due to an increase in sales incentives and a comprehensive marketing campaign started in July 2017 and denominated #NOVAGOL, which focus on our best in class product offering and market leadership in customer experience. Sales and marketing expenses per available seat kilometer increased by 5.4%.

Landing fees decreased by 3.4%, from R$687.4 million in 2016 to R$664.2 million in 2017. This decrease was largely due to our network redesign during the first half of 2016, which resulted in a 4.2% reduction in the number of departures over the periods. Landing fees per available seat kilometer decreased by 4.1%.

Passenger service expenses decreased by 5.4%, from R$461.8 million in 2016 to R$437.0 million in 2017 mainly due to aircraft ground handling costs as a result of fewer flights and our network redesign. Passenger service expenses per available seat kilometer decreased by 6.1%.

Aircraft, traffic and mileage servicing expenses increased by 16.1%, from R$753.5 million in 2016 to R$874.7 million in 2017, primarily because of the increase in the cost of Smiles products and tickets. Aircraft, traffic and mileage servicing expenses per available seat kilometer increased by 15.2%.

Maintenance, materials and repairs decreased by 37.8%, from R$593.1 million in 2016 to R$368.7 million in 2017, due to a combination of efficient maintenance processes, lower redelivery costs for aircraft returns, capitalization of maintenance and a 8.3% reduction in the U.S. dollar average. Maintenance, materials and repairs expenses per available seat kilometer decreased by 38.3%.

Depreciation and amortization increased by 12.9%, from R$447.7 million in 2016 to R$505.4 million in 2017, mainly due to depreciation of capitalized maintenance, partially offset by the lower number of aircraft under financing leases. Depreciation and amortization per available seat kilometer increased by 12.0%.

Other operating expenses increased from R$320.9 million in 2016 to R$610.3 million in 2017. Other operating expenses in 2016 included a non-recurring positive result derived from the return of aircraft under financial leases and sale-leaseback transactions during the period.

Financial Income (Expense), Net

In 2017 we had a net financial expense of R$918.8 million, compared to a net financial income of R$664.9 million in 2016, primarily as a result of exchange rate variation.

	Year Ended December 31,
	2016	2017	Change %
	(in millions of reais)
Interest on short and long-term debt	(787.7)	(727.3)	(7.7)%
Exchange rate variation, net	1,367.9	(81.7)	n.m.
Derivative results, net	(156.8)	(5.7)	(96.4)%
Income from short-term investments	152.7	119.9	(21.5)%
Other financial (expenses) income	88.8	(224.0)	n.m.
Financial income (expense), net	664.9	(918.8)	n.m.

Interest on short and long-term debt decreased by 7.7% from R$787.7 million in 2016 to R$727.3 million in 2017 principally due to (i) a decrease in Brazilian interbank deposit rates (Certificado de Depósito Interbancário), or CDI rates; (ii) lower volume of receivables factoring; and (iii) a reduction in total average debt during the period. As of December 31, 2016, we had R$6,379.2 million in total debt and as of December 31, 2017, we had R$7,105.7 million in total debt.

Exchange rate variation changed from a gain of R$1,367.9 million in 2016 to an expense of R$81.7 million in 2017, mainly due to the impact on our U.S. dollar denominated debt resulting from the depreciation of the U.S. dollar against the real in 2016.

In 2016, we recognized a derivative loss of R$156.8 million compared to a loss of R$5.7 million in 2017, primarily from losses in foreign currency and interest rate swaps in 2016.

Other financial income (expense), net, totaled an income of R$88.8 million in 2016 compared to an expense of R$224.0 million in 2017, which was mainly impacted by (i) gains recognized in 2016 on certain of our senior notes as a consequence of our 2016 exchange offer for senior secured notes and (ii) expenses in 2017 related to the issuance of our senior notes due 2025, as well as payments related to our tender offer for our senior notes due 2020 and 2022.

Income Taxes

Income tax expenses totaled R$259.1 million in 2016, compared to an income of R$307.2 million in 2017, mainly due to an income of R$547.1 million of deferred income taxes in 2017, mainly as a result of (i) R$225.0 million of deferred income tax credits on tax losses carryforward used by GLA in the special tax regularization program described below, (ii) tax credits of R$150.0 million on temporary differences and (iii) R$193.0 million of tax credit on net operating losses carryforward recorded by Smiles Fidelidade S.A. in July 2017 as a result of its merger of Smiles S.A.

On March 10, 2017 and September 19, 2017, our subsidiary GLA enrolled in the tax regularization program (programa de regularização tributária), or PRT, and the special tax regularization program (programa especial de regularização tributária), or PERT, which allowed the partial settlement of taxes with tax contingencies by means of tax loss carryforwards, with a 76% reduction in tax obligations and the use of tax credits on tax losses, with the remaining 24% payable in 24 monthly installments adjusted by the Brazilian base interest rate (SELIC rate) from the month of enrollment.

Net Income

As a result of the foregoing, we had a net income of R$378.2 million in 2017 as compared to a net income of R$1,102.4 million in 2016.

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

In 2016, our domestic seat supply decreased 5.4% as compared to 2015, while domestic demand decreased by 5.5%, leading to a domestic load factor of 77.9%, 0.1 percentage points lower than in 2015. Also in 2016, our international market demand and capacity decreased by 13.6% and 17.0%, respectively, leading to an international load factor of 74.6%, which was 2.9 percentage points higher than in 2015.

The table below presents certain data from our results of operations for the periods indicated:

	Year Ended December 31,
	2015	2016
	(in millions of reais)
Operating revenue
Passenger	8,583.4	8,671.4
Cargo and other	1,194.6	1,195.9
Total operating revenue	9,778.0	9,867.3
Operating expenses
Salaries	(1,580.5)	(1,656.8)
Aircraft fuel	(3,301.4)	(2,695.4)
Aircraft rent	(1,100.1)	(996.9)
Landing fees	(681.4)	(687.4)
Aircraft, traffic and mileage servicing	(678.1)	(753.5)
Passenger service expenses	(481.7)	(461.8)
Sales and marketing	(617.4)	(556.0)
Maintenance, materials and repairs	(603.9)	(593.1)
Depreciation and amortization	(419.7)	(447.7)
Other operating expenses	(493.6)	(320.9)
Total operating expenses	(9,957.8)	(9,169.5)
Equity results	(3.9)	(1.3)
Income (loss) before financial (expense), net and income taxes	(183.8)	696.5
Financial income (expense), net	(3,263.3)	664.9
Income (loss) before income taxes	(3,447.1)	1,361.4
Income taxes	(844.1)	(259.1)
Net income (loss)	(4,291.2)	1,102.4

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

Operating Expenses

 Operating expenses decreased by 7.9%, from R$9,957.8 million in 2015 to R$9,169.5 million in 2016, as discussed below.

The following table sets forth our total operating expenses for the periods indicated:

	Year Ended December 31,
	2015	2016	Change %
	(in millions of reais, except percentages)
Salaries	(1,580.5)	(1,656.8)	4.8%
Aircraft fuel	(3,301.4)	(2,695.4)	(18.4)%
Aircraft rent	(1,100.1)	(996.9)	(9.4)%
Landing fees	(681.4)	(687.4)	0.9%
Aircraft, traffic and mileage servicing	(678.1)	(753.5)	11.1%
Passenger service expenses	(481.7)	(461.8)	(4.1)%
Sales and marketing	(617.4)	(556.0)	(9.9)%
Maintenance, materials and repairs	(603.9)	(593.1)	(1.8)%
Depreciation and amortization	(419.7)	(447.7)	6.7%
Other operating expenses	(493.6)	(320.9)	(35.0)%
Total operating expenses	(9,957.8)	(9,169.5)	(7.9)%

On a per unit basis, our operating expense per available seat kilometer (CASK) decreased by 1.1%, from R$20.02 cents in 2015 to R$19.79 cents in 2016, mainly due to a decrease in average fuel prices of 8.7%, partially offset by the decrease in ASK.

The following table sets forth certain of our CASK components for the periods indicated:

	Year Ended December 31,
Operating Expenses per Available Seat Kilometer	2015	2016	Change %
	(in cents of reais, except percentages)
Salaries	(3.18)	(3.58)	12.6%
Aircraft fuel	(6.64)	(5.82)	(12.3)%
Aircraft rent	(2.21)	(2.15)	(2.7)%
Landing fees	(1.37)	(1.48)	8.3%
Aircraft, traffic and mileage servicing	(1.36)	(1,63)	19.3%
Passenger service expenses	(0.97)	(1.00)	2.9%
Sales and marketing	(1.24)	(1.20)	(3.3)%
Maintenance, materials and repairs	(1.21)	(1.28)	5.5%
Depreciation and amortization	(0.84)	(0.97)	14.5%
Other operating expenses	(0.99)	(0.69)	(30.2)%
Operating expenses per available seat kilometer (CASK)	(20.02)	(19.79)	(1.1)%
CASK excluding fuel expenses	(13.38)	(13.97)	4.4%

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

Aircraft, traffic and mileage servicing expenses increased by 11.1%, from R$678.1 million in 2015 to R$753.5 million in 2016, mainly due to IT services in the domestic and international bases and an increase in the number of Smiles redemption tickets purchased from partner airlines, which are paid by us upon ticket issuance and that will be recorded as revenue when the passengers fly. Due to the decrease in ASK, aircraft, traffic and mileage servicing expenses per available seat kilometer increased by 12.5%.

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

Other operating expenses (mainly crew travel and accommodation expenses, direct passenger expenses, equipment leasing and general and administrative expenses) decreased by 35.0%, from R$493.6 million in 2015 to R$320.9 million in 2016, mainly due to a gain of R$233.5 million from sale-leaseback transactions. This decrease was mainly due to the adjustment of Company’s capacity and consequent lower number of accommodation for the crew members and interrupted flights. Due to the decrease in ASK, other operating expenses per available seat kilometer decreased by 20.7%.

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

Segment Results of Operations

We have two operating segments:

·         Flight transportation; and

·         Smiles loyalty program.

For more information on our segments, see note 25 to our audited consolidated financial statements included elsewhere herein.

Flight Transportation Segment Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Operating revenue

Passenger revenue increased 5.3%, from R$8,340.5 million in 2016 to R$8,785.9 million in 2017. This was primarily due to an increase in demand and yields.

Cargo and other revenue increased 5.4%, from R$729.1 million in 2016 to R$768.6 million in 2017.

Operating costs and expenses

Operating costs and expenses increased 2.7%, from R$8,960.4 million in 2016 to R$9,201.8 million in 2017, primarily due to the reasons discussed above.

Financial income (expense), net

Our net financial results decreased by R$1,565.4 million, from a net financial income of R$446.1 million in 2016 to a net financial expense of R$1,119.3 million in 2017, mainly as a result of exchange rate gains recognized in 2016, as discussed above.

Income taxes

Income taxes expenses changed from an income of R$7.1 million in 2016 to an income of R$390.6 million in 2017, mainly due to recognition of deferred taxes, as discussed above.

Net income

As a result of the foregoing, our flight transportation segment had a net income of R$19.2 million in 2017 as compared to a net income of R$849.6 million in 2016.

Smiles Loyalty Program Segment Year December 31, 2017 Compared to Year December 31, 2016

In 2017, Smiles’ members accumulated 85.2 billion miles, an increase of 59.1% over 2016. This is related to the increase in miles from banks and retail and service accruals, as well as Gol’s new dynamic accrual process in which customers accrue more miles per real spent when flying with Gol.

In 2017, 68.0 billion miles were redeemed, an increase of 56.2% when compared to 2016. The burn/earn ratio reached 79.7%. This is the ratio between the number of miles redeemed and accrued.

Operating revenue

Smiles’ operating revenue are mainly derived from redemptions, which are recognized when customers exchange their miles for flight tickets, goods or services from Smiles’ airline and commercial partners. Operating revenue also includes breakage and miles that expired without being used.

The following table sets forth Smiles’ operating revenue for the periods indicated:

	Year Ended December 31,
	2016	2017	Change %
	(in millions of reais, except percentages)
Miles redemption revenue	1,443.2	1,683.7	16.7%
Breakage revenue	245.3	274.7	12.0%
Other revenue	18.2	31.6	73.6%
Taxes on revenue	(158.6)	(185.9)	17.2%
Total operating revenue	1,548.1	1,804.1	16.5%

Miles redemption revenue increased 16.7%, from R$1,443.2 million in 2016 to R$1,683.7 million in 2017, driven by an increase in miles redeemed.

Breakage revenue, derived from the expected expiration of miles and miles expired, increased 12% from R$245.3 million in 2016 to R$274.7 million in 2017, as a result of an increase in the breakage rate from 17.2% in 2016 to 18.5% in 2017.

Other revenue, comprised mainly of cancellation fees, fees related to co-branded credit cards and management fees from Smiles’ loyalty program, increased 73.6%, from R$18.2 million in 2016 to R$31.6 million in 2017.

Operating costs and expenses

Operating costs and expenses increased by 22.2%, from R$944.5 million in 2016 to R$1,154.3 million in 2017, mainly due to an increase in costs related to airline tickets and other product and services purchases, as well as an increase in salaries expenses.

	Year Ended December 31,
	2016	2017	Change %
	(in millions of reais, except percentages)
Operating costs and expenses	(944.5)	(1,154.3)	22.2%
Salaries	(41.0)	(53.7)	31.0%
Mileage servicing	(828.9)	(990.7)	19.5%
Sales and marketing	(61.9)	(69.9)	12.9%
Depreciation and amortization	(8.5)	(13.6)	60.0%
Other costs and expenses	(4.2)	(26.4)	n.m.

Net financial income

Our net financial income decreased 8.4%, from R$218.4 million in 2016 to R$199.9 million in 2017, due to a reduction in financial revenues and exchange rate variation.

	Year Ended December 31,
	2016	2017	Change %
	(in millions of reais, except percentages)
Financial income, net	218.4	199.9	(8.5%)
Financial income	212.8	205.4	(3.5%)
Financial expenses	(0.2)	(2.2)	n.m.
Exchange variation, net	5.8	(3.3)	(156.9%)

Income taxes

Income tax expenses decreased 67.1%, from R$271.2 million in 2016 to R$89.1 million in 2017, mainly due to the merger of Smiles S.A. by Smiles Fidelidade S.A., which resulted in a tax benefit as a result of the recognition of deferred tax asset on tax losses carryforward of R$193.0 million.

Net income

As a result of the foregoing, our Smiles loyalty program segment had a net income of R$760.6 million in 2017, as compared to a net income of R$548.3 million in 2016, representing an increase of 38.7%, or R$212.3 million.

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

Financial income (expense), net

Our net financial results changed by R$3,848.1 million, from a net financial expense of R$3,402.0 million in 2015 to a net financial income of R$446.1 million in 2016, mainly as a result of gains from the net exchange rate variation in 2016 compared to a loss from the net exchange rate variation in 2015, as discussed above.

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

The following table sets forth Smiles’ operating revenue for the periods indicated:

	Year Ended December 31,
	2015	2016	Change %
	(in millions of reais, except percentages)
Miles redemption revenue	1,172.4	1,443.2	23.1%
Breakage revenue	150.9	245.3	62.6%
Other revenue	20.9	18.2	(12.9)%
Taxes on revenue	(124.6)	(158.6)	27.3%
Total operating revenue	1,219.5	1,548.1	26.9%

Miles redemption revenue increased 23.1%, from R$1,172.4 million in 2015 to R$1,443.2 million in 2016. This increase resulted from greater share of new miles in the total mix of miles redeemed in the program (from 91.9% in 2015 to 98.9% in 2016).

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

B.      Liquidity and Capital Resources

Cash Flows

Operating Activities. In 2017, we had net cash generated by operating activities of R$672.8 million, compared to net cash used in operating activities in 2016 of R$21.1 million and net cash used in operating activities of R$599.5 million in 2015.

In 2017, net cash generated in operating activities was positively affected by improvements in operational performance and our effective working capital management.

In 2016, net cash used in operating activities was positively impacted by the exchange rate variation due to the period-end appreciation of the real against the U.S. dollar of 16.5% and the decrease in our costs resulting from higher yields of 8.0% and a decrease in fuel costs of 18.4%.

In 2015, net cash used in operating activities was negatively impacted by the exchange rate variation due to the 47.0% depreciation of the real against the U.S. dollar and the decrease in our revenues and increase in our costs resulting from the macroeconomic slowdown.

Investing Activities. In 2017, we had net cash used in investing activities of R$559.8 million, compared to net cash generated by investing activities of R$592.1 million in 2016, mainly as a result of the returns of deposits related to the postponement of new aircraft arrivals in 2016 and net cash used in investing activities of R$1,259.2 million in 2015. We also had an increase in restricted cash in 2017 to R$268.0 million as of December 31, 2017, compared to a decrease in restricted cash to R$168.8 million as of December 31, 2016 from R$735.4 million as of December 31, 2015.

Financing Activities. In 2017, net cash generated by financing activities was R$359.7 million, mainly due to R$1,898.7 million in proceeds from issuances of loans and financing, primarily related to our issuance of US$500.0 million in aggregate principal amount of senior notes due 2025, which was partially offset by dividend payments to non-controlling shareholders of Smiles of R$254.9 million, payments of finance leases of R$239.1 million, payments of debt of R$274.5 million and R$707.1 million in payments related to (i) US$185.2 million paid in our tender offer for 2022 senior notes, (ii) US$21.2 million paid in our tender offer for 2020 senior notes and (iii) US$7.4 million in prepayment for our redemption of 2018 senior notes.

In 2016, net cash used in financing activities was R$1,062.8 million, mainly due to payments of debt of R$520.5 million, payments of financial leases of R$342.8 million and payment of dividends to non-controlling shareholders of Smiles of R$171.8 million.

In 2015, net cash generated by financing activities was R$750.2 million mainly due to (i) the capital increase in the amount of R$461.3 million by our Controlling shareholder and Delta and (ii) issuance of new debt of R$2,468.5 million, which was partially offset by payments of debt of R$1,632.0 million and payments of financial leases of R$409.5 million.

Liquidity

In managing our liquidity, we take into account our cash and cash equivalents, short-term investments and long-term restricted cash, as well as, our accounts receivable balances. Our accounts receivable balance is affected by the payment terms of our credit card receivables, which can be readily converted into cash through factoring transactions. Our customers can purchase seats on our flights using a credit card and pay in installments, typically creating a one, or two month lag between the time that we pay our suppliers and expenses and the time that we receive payment for our services. When necessary, we obtain working capital loans, which can be secured by our receivables, to finance the sale-to-cash collection cycle.

Our total liquidity position, which we calculate as the sum of cash and cash equivalents, short-term investments, restricted cash and accounts receivable, as of December 31, 2017, was R$3,187.0 million and equivalent to 30.1% of our trailing 12 months’ operating revenue.

The following table sets forth certain key liquidity data at the dates indicated:

	At December 31,
	2016	2017
	(in millions of reais)
Real denominated	1,268.8	1,845.2
Cash and cash equivalents, short-term investments and short and long-term restricted cash	613.4	1,034.8
Short-term receivables	655.4	810,4
Foreign exchange denominated	653.6	1,341.8
Cash and cash equivalents and short-term investments	548.8	1,215.7
Short-term receivables	104.8	126.1
Total	1,922.4	3,187.0

As of December 31, 2017, we did not have balances of advances for aircraft acquisitions related to contract negotiations carried out throughout 2017.

As of December 31, 2017, cash and cash equivalents, short-term investments and long-term restricted cash totaled R$2,250.5 million, consisting of R$1,026.9 million in cash and cash equivalents, R$955.6 million in short-term investments and R$268.0 million in restricted cash.

Indebtedness

The following table sets forth our loans and financing at December 31, 2017 and 2016:

	At December 31,
	2016	2017
	(in millions of reais)
Loans and financing	4,090.1	5,092.4
Aircraft finance lease	1,718.0	1,476.2
Interest accrued	142.7	98.9
Perpetual notes	428.4	438.2
Total loans and financing	6,379.2	7,105.7

As of December 31, 2017, our total debt was R$7,105.7 million. Our loans and financing were affected by the period end depreciation of the real against the U.S. dollar. The real/U.S. dollar exchange rate was R$3.259 on December 31, 2016 and R$3.308 on December 31, 2017.

Loans and Financing

The following table sets forth our short-term and long-term debt as of December 31, 2016 and 2017:

	At December 31,
	2016	2017
Short-Term Debt	(in millions of reais)
Local currency	54.7	419.0
Working capital loan	9.7	-
Debentures VI	-	395.1
Interest	45.0	23.9
Foreign currency (U.S. Dollars)	780.6	743.9
MRO Ex-Im guaranteed financing(1)	42.3	43.9
FINIMP(2)	174.4	241.0
Engine facility (Cacib)(3)	16.9	17.1
Wi-Fi Ex-Im guaranteed financing(4)	-	47.5
Engine facility (PK Finance)	-	7.9
Senior Notes	182.4	23.3
Interest	97.7	75.0
Finance lease	266.9	288.2
Total Short-Term Debt	835.3	1,162.9

Long-Term Debt
Local Currency	1,010.1	617.3
Working capital loan	4.9	-
Debentures VI	1,005.2	617.3
Foreign currency (U.S. Dollars)	4,533.8	5,325.5
MRO Ex-Im guaranteed financing(1)	11.1	12.5
Engine facility (Cacib)(3	156.9	142.1
Wi-Fi Ex-Im guaranteed financing(4)	-	35.6
Engine facility (PK Finance)(5)	-	78.2
Senior notes	1,542.0	2,462.8
Term Loan	944.2	968.0
Perpetual notes	428.4	438.2
Finance lease	1,451.10	1,188.0
Total long-term debt	5,543.9	5,942.8
Total loans and financing	6,379.2	7,105.7

_______________________

(1) Guaranteed notes to finance engine maintenance with the Export-Import Bank of the United States, or Ex-Im Bank.

(2) Credit line with Banco do Brasil and Safra or import financing for the purchase of spare parts and rotables aircraft equipment.

(3) 2014 credit line with Crédit Agricole.

(4) 2017 credit line with Crédit Agricole (to finance Wi-Fi installation and engine maintenance with a financial guarantee from Ex-Im Bank).

(5) Loan from PK Finance.

The following table sets forth the maturities and interest rates of our indebtedness at December 31, 2017:

	Maturity	Interest p.a.	Currency
Debentures VI	09/2019	132.0% of CDI	Real
MRO Ex-Im guaranteed financing	08/2019	1.32%	U.S. dollar
Finimp	12/2018	5.75%	U.S. dollar
Engine facility (Cacib)	06/2021	Libor 3M + 2.25%	U.S. dollar
Wi-Fi Ex-Im guaranteed financing	04/2019	Libor 3M + 0.75%	U.S. dollar
Engine facility (PK Finance)	08/2026	5.70%	U.S. dollar
Senior Notes 2018(1)	12/2018	9.71%	U.S. dollar
Senior Notes 2020(2)	07/2020	9.64%	U.S. dollar
Senior Notes 2021(1)	07/2021	9.87%	U.S. dollar
Senior Notes 2022	01/2022	9.24%	U.S. dollar
Senior Notes 2023	02/2023	11.30%	U.S. dollar
Senior Notes 2025	01/2025	7.19%	U.S. dollar
Senior Notes 2028(1)	12/2028	9.84%	U.S. dollar
Perpetual Notes	-	8.75%	U.S. dollar
Term Loan	08/2020	6.70%	U.S. dollar

___________________

(1) In January 2018, we redeemed approximately US$68 million in outstanding 2018 notes, 2021 notes and 2028 notes.

(2) In December 2017 to January 2018, we purchased approximately US$21 million in outstanding 2020 notes tendered as part of our tender offer for up to US$50 million in outstanding 2020 notes. In March 2018, we redeemed the remaining outstanding 2020 notes in their entirety.

The following table sets forth our payment schedule, in millions of reais, for our long-term loans and financing (excluding aircraft finance leases):

	2018	2019	2020	2021	2022	Thereafter	Without maturity	Total
Real Denominated
Interests	23.9	-	-	-	-	-	-	23.92
Debentures VI	395.1	617.3	-	-	-	-	-	1,012.43
U.S. Dollar Denominated
Interests	75.0	-	-	-	-	-	-	75.0
MRO Ex-Im guaranteed financing	43.9	12.5	-	-	-	-	-	56.4
Finimp	241.0	-	-	-	-	-	-	241.0
Engine facility (Cacib	17.1	17.2	17.2	107.8	-	-	-	159.3
Wi-Fi Ex-Im guaranteed financing	47.5	35.6	-	-	-	-	-	83.1
Engine facility (PK Finance)	7.9	8.4	8.8	9.4	9.9	41.7	-	86.1
Senior Notes 2018(1)	23.3	-	-	-	-	-	-	23.3
Senior Notes 2020(2)	-	-	314.6	-	-	-	-	314.6
Senior Notes 2021(1)	-	-	-	127.2	-	-	-	127.2
Senior Notes 2022	-	-	-	-	299.5	-	-	299.5
Senior Notes 2023	-	-	-	-	-	69.1	-	69.1
Senior Notes 2025	-	-	-	-	-	1,597.7	-	1,597.7
Senior Notes 2028(1)	-	-	-	-	-	54.8	-	54.8
Perpetual Notes	-	-	-	-	-	-	438.2	438.2
Term Loan	-	-	968.0	-	-	-	-	968.0
Total*	874.7	690.9	1,308.6	244.3	309.5	1,763.3	438.2	5,629.5

___________________

* excludes finance leases.

(1) In January 2018, we redeemed approximately US$68 million in outstanding 2018 notes, 2021 notes and 2028 notes.

(2) In December 2017 to January 2018, we purchased approximately US$21 million in outstanding 2020 notes tendered as part of our tender offer for up to US$50 million in outstanding 2020 notes. In March 2018, we redeemed the remaining outstanding 2020 notes in their entirety.

For more information on our indebtedness, see note 16 to our audited consolidated financial statements included elsewhere herein.

Aircraft Finance Leases

The following table sets forth our aircraft finance leases as of December 31, 2016 and 2017:

	As of December 31,
	2016	2017
	(in millions of reais)
Short-Term Debt (Foreign Currency - U.S. Dollars)
Finance lease	266.9	288.2
Long-Term Debt (Foreign Currency - U.S. Dollars)
Finance lease	1,451.1	1,188.0
Total Aircraft Finance Lease	1,718.0	1,476.2

On December 31, 2017, aircraft finance lease totaled R$1,476.2 million, including aircraft finance lease paid in monthly installments with funds generated from our operations. Financial expenses related thereto are booked as financial expenses in our statement of operations.

Total short-term debt at December 31, 2017 totaled R$1,162.9 million consisting of aircraft finance lease of R$288.2 million, interest of R$98.9 million and loans of R$775.8 million. Long-term debt totaled R$5,942.8 million, consisting of aircraft finance leases of R$1,188.0 million, perpetual notes of R$438.2 million and loans of R$4,316.6 million.

Liability Management

In December 2017, we completed an offering of US$500 million aggregate principal amount of 7.000% senior notes due 2025, the net proceeds of which we applied: (i) to purchase in December 2017 US$185 million in 2022 notes tendered as part of our tender offer for any and all outstanding 2022 notes; (ii) to purchase in January 2018 US$21 million in 2020 notes tendered as part of our tender offer for up to US$50 million in outstanding 2020 notes; and (iii) to redeem in January 2018 US$75 million in outstanding 2018 notes, 2021 notes and 2028 notes. We maintained the remaining US$209 million from the net proceeds of the offering to improve our cash position.

In January 2018, we completed an offering of US$150 million aggregate principal amount of 7.000% senior notes due 2025, the net proceeds of which we applied to call the remaining outstanding 2020 notes in their entirety.

The results of these tender offers and redemptions included an increase in the average maturity of our senior bonds from 4.0 years to 6.7 years, a decrease in the blended cost of our debt, an increase in our ratio of total liquidity to revenue and index eligibility for new notes.

Covenant Compliance

Our long-term financings (excluding perpetual notes and finance leases) are subject to restrictive covenants, and our Term Loan and Debentures VI have restrictions that require us to comply with specific debt liquidity and interest expense coverage ratios. As of December 31, 2017, our Debentures VI were subject to the following covenants: (i) net debt/EBITDAR lower than 5.50x; and (ii) debt coverage ratio (ICSD) of at least 1.33x. Our covenant compliance is evaluated on a biannual basis (in June and December). As of December 31, 2017, we were in compliance with our financial covenants and our indices were (i) net debt to EBITDA ratio of 4.70 and (ii) debt coverage ratio of 1.43.

According to our Term Loan, we must make deposits in case we reach contractual limits of our U.S. dollar denominated or linked debt. On December 31, 2017, we had no obligation to make such deposits.

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

As of December 31, 2017, committed expenditures for these aircraft, based on aircraft list price and including estimated amounts for contractual price escalations will start in 2019 as follows: R$1,117.6 million in 2019, R$4,538.3 million in 2020, R$6,198.2 million in 2021 and R$6,353.4 million in 2022 and R$26,882.8 million beyond 2023. The firm aircraft orders are a significant financial commitment.

We expect to meet our pre-delivery deposits by using long term loans from private financial institutions guaranteed by first tier financial institutions and capital markets financing such as long term and perpetual notes as well as sale-leaseback transactions.

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

All of our pre-delivery payments for 2018 deliveries as well as the first five aircraft to be delivered in 2019 are 100% covered through sale-leaseback financings.

Recent Accounting Pronouncements

The standards and interpretations issued, but not yet effective to the financial statements included herein, are being evaluated by us, such as IFRS 9 – Financial Instruments, IFRS 15 – Revenue from Contracts with Customers and IFRS 16 – Leases.

IFRS 15 – Revenue from Contracts with Customers was issued in May 2014 and amended in April 2016, and is effective for fiscal years beginning on or after January 1, 2018. IFRS 15 presents revenue recognition principles based on a five-step model to be applied to all contracts with customers, in accordance with the entity’s performance requirements. We will adopt the new standard on the date it becomes effective, as of January 1, 2018, using the full retrospective method. In 2017, we carried out an assessment of IFRS 15, which is subject to changes due to more detailed analyses that are still in progress.

Among the main challenges for the adoption of IFRS 15, we believe that the recognition of the following revenues may change compared with the current accounting:

a) Passenger revenue arising from codeshare agreements: These revenues relate to agreements between two or more airlines to provide air transportation services. In transactions where we will act as principal, revenue will be recognized based on the gross value of the transaction (price of the ticket to the final customer), and in transactions when we will act as agent, revenue will be recognized based on the net value of the transaction (sale price less the amount payable to the other airline). We did not identify any impact of the change to this standard on revenue arising from codeshare agreements.

b) Ancillary revenues: These revenues comprise all revenue related to air transportation services, including fees for excess baggage, cancellations, refunds and no-shows, among others. These revenues were assessed and will be classified as “related to the main service” and will be recognized only when the air transportation service is incurred. In this regard, we concluded an assessment and estimated impact of approximately R$14 million as a result of changes to the timing of recognition of revenues and approximately R$500 million from the reclassification of revenues from “other revenue” to “passenger revenue.”

c) Breakage revenues: These revenues comprise the expectation of mileage and tickets that are not likely to be used by customers. To recognize these revenues, we use analytical tools and statistical data that allow us to make estimates with a reasonable degree of certainty. Given the standard’s specific requirements, we concluded that our methodologies are in compliance with IFRS 15.

d) Mileage program: (i) Presentation as agent: the main impact refers to the presentation of gross revenue with redemption of premiums net of their respective costs; and (ii) mileage valuation: there are no impacts resulting from the mileage valuation as they are priced based on sales value, considering that Smiles’ Mileage Program operates independently. As a consequence, there is no change in the valuation of the tickets originating from the redemption of the mileage program.

IFRS 16 was issued in January 2016 and replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Lease-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets the principles for recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 and requires that, for the majority of leases, the lessor record an asset related to the right of use of the leased item and a liability related to the lease. We have 88 aircraft leased under operational leases, out of our total of 119 aircraft, and the adoption of this standard will have a material impact on us with a potential increase in assets corresponding to the right of use of the leased item and liabilities related to the leases, which will be recorded in our statements of financial position as of the adoption date.

IFRS 9 – Financial Instruments: In July 2014, the IASB issued the final version of IFRS 9 – “Financial Instruments,” which replaces IAS 39 – “Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing fully comparative information is not required. The adoption of IFRS 9 will not affect our classification and measurement of financial assets. One of the main impacts is the measurement of the allowance for doubtful accounts, which will be calculated based on expected credit losses instead of estimated losses. We expect a reduction of approximately 30% in estimated losses. Related to the effects on derivatives, we expect that the main changes from our adoption of IFRS 9 will be related to our documentation of hedging strategy policies.

For more information on recent accounting pronouncements, see note 2.3 to our financial statements included elsewhere in this annual report.

C.      Research and Development, Patents and Licenses, etc.

We believe the Gol brand has become synonymous with innovation and value in the Brazilian airline industry. We filed requests for registration of the trademarks “GOL” and “GOL LINHAS AÉREAS INTELIGENTES,” with trademark offices in Brazil and in other countries, and were granted final registration of these trademarks in, among others, Argentina, Aruba, Bolivia, Chile, Colombia, Dominican Republic, the European Union, the United States, Paraguay and Uruguay.

D.      Trend Information

We expect to continue executing our rational strategy, with a capacity forecast matching GDP growth and the expected demand for seats. We expect to reduce our non-fuel cost per available seat kilometer (CASK) as we reduce the age of our fleet, operate an increasingly fuel efficient fleet, benefit from cost savings associated with our aircraft maintenance facility and improve upon our cost-efficient distribution channels.

E.      Off-Balance Sheet Arrangements

None of our 88 operational aircraft recognized as operating leases is reflected on our balance sheet. At December 31, 2017, we had 31 aircraft recognized as finance leases on our balance sheet. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors. Starting on January 1, 2019, all operational aircraft will be recognized on our balance sheet according to IFRS 16. For more information on IFRS 16, see “—C. Recent Accounting Pronouncements” above.

F.       Tabular Disclosure of Contractual Obligations

Our main non-cancelable contractual obligations as of December 31, 2017 included the following:

	Total	2018	2019	2020	2021	2022	There-after	Without Maturity
		(in millions of reais)
Non-derivative financial instruments
Operating leases	5,304.7	858.5	928.2	888.9	746.6	630.5	1,252.0	-
Finance leases(1)	1,591.4	333.8	319.5	267.5	224.6	119.2	326.8	-
Debt	5,629.5	874.7	690.9	1,308.6	244.3	309.5	1,763.3	438.2
Total non-derivative financial instruments	12,525.6	2,067.0	1,938.6	2,465.0	1,215.5	1,059.2	3,342.1	438.2
Total finance leases interest	115.2	43.7	31.8	21.1	11.9	5.1	1.6	-
Total non-derivative financial instruments excluding total finance leases interest	12,410.4	2,023.3	1,906.8	2,443.9	1,203.6	1,054.1	3,340.5	438.2

Derivative financial instruments
Interest rate swaps	34.4	34.4	-	-	-	-	-	-
Total derivative financial instruments	34.4	34.4	-	-	-	-	-	-
Aircraft commitments
Pre-delivery deposits	6,463.6	316.2	773.3	848.0	852.5	866.1	2,807.5	-
Aircraft purchase commitments	45,090.4	-	1,117.6	4,538.3	6,198.3	6,353.4	26,882.8	-
Total aircraft commitments	51,554.0	316.2	1,890.9	5,386.3	7,050.8	7,219.5	29,690.3	-
Total	63,998.8	2,373.9	3,797.7	7,830.2	8,254.4	8,273.6	33,030.8	438.2

______________

(1) Net of finance lease interest.

ITEM 6.       Directors, Senior Management and Employees

A.      Directors and Senior Management

Under our by-laws, we are managed by our Conselho de Administração, or board of directors, which comprises at least five and at most ten members, and our Diretoria, or board of executive officers, which comprises at least two and at most seven members. According to the B3’s Differentiated Corporate Governance Practices Level 2, at least 20% of the members of our board of directors must be independent directors, as defined by the B3.

A number of committees comprising highly specialized and qualified individuals support and advise our management and board of directors. These committees actively participate in our management’s strategic and key decisions and we believe they add substantial value to our business. We currently have the following committees and subcommittees: (i) Corporate Governance and People Management Policies Committee; (ii) Financial Policy Committee; (iii) Accounting and Tax Policies and Financial Statements Subcommittee; (iv) Risk Policies Committee; (v) Alliances Committee; and (vi) Audit Committee. The Audit Committee is a permanent advisory body to our board of directors and its responsibilities are set by CVM Rule No. 308/99, as amended. A permanent Governance Committee must be installed if our controlling shareholder holds an economic interest in our company equal to or less than 35%.

We are committed to achieving and maintaining high standards of corporate governance. In working towards this goal, we have established a committee to monitor and make recommendations with respect to corporate governance “best practices” to our board of directors. In addition, in connection with listing as a Level 2 company on the B3, we agreed with the B3 to grant certain additional rights not required of Level 2 companies to our shareholders, such as tag-along rights offering our preferred shareholders 35 times the price paid per common share of controlling block shareholders. We conduct our business with a view towards transparency and the equal treatment of all our shareholders. We have implemented policies to help ensure that all material information required for our shareholders to make informed investment decisions is promptly made available to the public and that we at all times accurately reflect the state of our operations and financial position through press releases, filings with the U.S. Securities and Exchange Commission, or the SEC, and the CVM, and by keeping the investor relations section of our website current and complete. We have also adopted formal policies that restrict trading in our preferred shares by company insiders.

In addition, according to the Level 2 practices, the company must require all new members of the board of directors, board of executive officers and fiscal board to sign a statement of consent in which they undertake to comply with the regulations of the Differentiated Corporate Governance Practices Level 2. Also, the members of the board of directors, board of executive officers and fiscal board must sign a statement of consent in which they undertake to refer to arbitration under the auspices of the B3 Arbitration Chamber, including any disputes and/or controversies arising out of the application of the listing rules of the Differentiated Corporate Governance Practices Level 2, the listing agreement with the B3, the regulations of the B3, the Brazilian corporation law’s provisions, guidelines issued by the Brazilian authorities and the other rules applicable to capital markets generally, involving the company, the shareholders, the managers and the members of the fiscal board.

Board of Directors

Our board of directors is responsible for establishing our general business policies and for electing and supervising our executive officers. Our board of directors currently comprises nine members, four of whom qualify as independent directors pursuant to the Brazilian corporation law and CVM criteria. Our board of directors meets an average of 12 times per year.

There are no provisions in our by-laws restricting a director’s power to vote on a proposal, arrangement or contract in which such director is materially interested. However, under the Brazilian corporation law, a director is prohibited from voting on any matter in which such director has a conflict of interest with our company.

Additionally, under the Brazilian corporation law, shareholders representing at least 10% of the voting capital may request a multiple voting procedure for electing the members of our board of directors, whether or not provided for in our by-laws. Additionally, shareholders of publicly traded companies, such as us, who together hold non-voting or voting-right restricted preferred shares representing at least 10% of our total share capital for at least three months are entitled to appoint one member to our board of directors.

Under our by-laws, the members of our board of directors are elected by the holders of our common shares at our annual shareholders’ meeting. Our by-laws provide that if the controlling shareholder at any time holds an economic interest in our company equal to or less than 35% and greater than 15%, at least 40% of the directors must be independent and the preferred shareholders will have the right to elect one of the independent directors. Also, if the controlling shareholder at any time holds an economic interest in our company equal to or less than 15% and greater than 7.5%, at least 50% of the directors must be independent and the preferred shareholders will have the right to elect two of the independent directors. If the controlling shareholder at any time holds an economic interest in our company equal to or less than 7.5%, at least 60% of the directors must be independent and the preferred shareholders will have the right to elect two of the independent directors.

Members of our board of directors serve simultaneous one-year terms and may be re-elected. The term of our current directors expires on April 20, 2018. Our by-laws do not provide for a mandatory retirement age for directors.

The following table sets forth the name, age and position of each member of our board of directors. A brief biography of each follows the table.

Name	Age	Position
Constantino de Oliveira Junior	49	Chairman
William Charles Carroll	60	Director
Anna Luiza Constantino	28	Director
Joaquim Constantino Neto	53	Director
Ricardo Constantino	54	Director
André Jánszky*	66	Director
Antonio Kandir*	64	Director
Germán Pasquale Quiroga Vilardo*	50	Director
Francis James Leahy Meaney*	53	Director

_____________

* Denotes an independent director.

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

William Charles Carroll has been a member of our board of directors since 2016. He was nominated by Delta pursuant to the investment agreement between Fundo de Investimento em Participações Volluto, or FIP Volluto, our controlling shareholder, and Delta (see “Item 4. Information on the Company—B. Business Overview—Airline Business—Partnerships and Alliances—Delta Investment and Commercial Agreements”). Mr. Carroll is the senior vice president international CFO and alliances of Delta. Mr. Carroll provides financial oversight of Delta’s international investments. With more than 30 years of finance experience, Mr. Carroll has served in controller and chief financial officer roles in both domestic and international businesses, including eight years of overseas assignments in Spain and Mexico. Before joining Delta in August 2013, Mr. Carroll worked for Homedics, a global consumer products company, as well PepsiCo and Arthur Andersen & Co. Mr. Carroll holds a bachelor’s degree in accounting from Rider University in New Jersey. Additionally, he is a certified public accountant and holds a CFA charter. He is a member of our Alliances Committee.

Anna Luiza Constantino has been a member of our board of directors since 2016. She is currently an associate in the credit intelligence department of Bloomberg LP. Previously, she worked in the finance departments of Kerburn Rose in New York and Lockheed Martin in Orlando. Ms. Constantino holds a degree in business administration from the University of Central Florida and has a CFA certificate, level II.

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

André Jánszky has been a member of our board of directors since 2016. Mr. Jánszky has decades of experience as a corporate finance and mergers and acquisitions lawyer. Until November 2016, he was the partner responsible for the Latin America practice of Milbank, Tweed, Hadley & McCloy LLP and managing partner of the firm’s São Paulo office. Mr. Jánszky is a member of our Audit, Corporate Governance and People Management Policies and Financial Policy Committees.

Antonio Kandir has been a member of our board of directors since August 2004. Mr. Kandir is an economic consultant. During the last ten years, he has served on the board of directors of several companies and managed various investments funds. Mr. Kandir is a member of the board of directors of AEGEA, CSU, CPFL and COIMEX. Mr. Kandir also served for two terms as a member of Brazil’s Chamber of Deputies, during which he also served as Planning and Budget Minister, Secretary of Economic Policy and president of the Privatization Council. He holds a bachelor’s degree in production engineering from the Escola Politécnica at Universidade de São Paulo and bachelor’s, master’s and doctoral degrees in economics from the Universidade Estadual de Campinas. Mr. Kandir is a member of our Audit, Corporate Governance and People Management Policies, Financial Policy and Risk Policies Committees.

Germán Pasquale Quiroga Vilardo has been a member of our board of directors since 2016. He was the founder and CEO of TV1.com, CIO and CMO of Americanas.com, CIO and CMO of Cyrela Brasil Realty and founder, CEO and member of the board of directors of Pontofrio.com, Nova Pontocom, and various other e-commerce companies. He is currently vice-chairman of the board of directors of Totvs and Camara-E.net and a member of the board of directors of Abrarec and Fecomércio. Mr. Quiroga holds a bachelor’s degree in electronic engineering from the Instituto de Engenharia Militar and a master’s degree in digital systems from the Polytechnic School of the Universidade de São Paulo (USP).

Francis James Leahy Meaney has been a member of our board of directors since 2016. Mr. Meaney is the managing director for Latin America and member of the executive committee of Compass PLC. Before Compass PLC, he was the interim chief executive officer of Aceco, a company controlled by Kohlberg, Kravis & Roberts. Mr. Meaney was the chief operating officer of Oi S.A., and founder and chief executive officer of Contax S.A., which he led from its startup until it became publicly listed in 2005 and eventually became the largest Brazilian business process outsourcing company with 107,000 employees and US$1.3 billion in revenue. Mr. Meaney also held positions at Global Crossing, Conectel, Mars & Co. and First Boston. He is also a member of the advisory board of the Kellogg Institute for International Studies at the University of Notre Dame. Mr. Meaney holds a bachelor’s degree in economics from the University of Notre Dame, a master’s degree in business administration from Harvard Business School and completed INSEAD’s advanced management course. Mr. Meaney is a member of our Audit Committee.

Constantino de Oliveira Junior, Joaquim Constantino Neto and Ricardo Constantino are brothers and they control our major shareholder, FIP Volluto. Anna Luiza Constantino is the daughter of Constantino de Oliveira Junior.

Executive Officers

Our executive officers have significant experience in the domestic and international passenger transportation industries, and we have been able to draw upon this extensive experience to develop our low-cost operating structure. Our executive officers are responsible for our day-to-day management.

Under our by-laws, we must have at least two and no more than seven executive officers that are elected by the board of directors for a one-year term. Any executive officer may be removed by the board of directors before the expiration of his term. The current term of all our executive officers ends in December 2018.

The following table sets forth the name, age and position of each of our executive officers. A brief biography of each follows the table.

Name	Age	Position
Paulo Sergio Kakinoff	43	President and Chief Executive Officer
Richard F. Lark, Jr	51	Executive Vice President, Chief Financial Officer and Investor Relations Officer
Sergio Quito	64	Vice President and Chief Operations Officer
Eduardo José Bernardes Neto	43	Vice President and Chief Commercial Officer
Celso Guimarães Ferrer Junior	35	Vice President and Chief Planning Officer

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

Richard F. Lark, Jr. has been our executive vice president, chief financial officer and investor relations officer since July 2016. Mr. Lark has been with Gol for 15 years, as our CFO from 2003 to 2008 and as a member of our board of directors from 2008 to 2016. Mr. Lark is the founder and managing partner of Endurance Capital Partners, a private equity management firm (member of ANBIMA and ABVCAP). From 2000 to 2003, he served as chief financial officer of Americanas.com, one of the leading Brazilian e-commerce companies. Prior to joining Americanas.com, Mr. Lark was employed by the investment banking divisions of Morgan Stanley & Co., Citicorp and The First Boston Corporation. Mr. Lark served as a member of the advisory boards of the Kellogg Institute for International Studies at the University of Notre Dame, Associação Vida Jovem, and as president of the American Society of São Paulo. He holds a master’s degree in business administration degree from the UCLA Anderson School of Management and a bachelor degree in finance and business economics and philosophy from the University of Notre Dame. He is a portfolio manager registered with the CVM and ANBIMA and an associate of the Brazilian Institute of Corporate Governance (IBGC). Mr. Lark is a member of our Financial Policy and Risk Policies Committees.

Sérgio Quito has been our vice president and chief operations officer since February 2016. Mr. Quito is responsible for operations, maintenance, airports and operational safety. He has over 40 years of experience in the airline industry, having worked for VARIG, Lider, VASP and Pão de Açúcar and worked with us for 11 years as a Boeing 737-800 NG pilot and in quality and operational safety, leading projects such as IOSA certification and the implementation of SGSO. Mr. Quito holds a degree in international relations from the Pontifícia Universidade Católica de São Paulo (PUC-SP), and is also an Operational Security Agent certified by the Research Centre of Aeronautical Accidents of the Brazilian Air Force. He also serves as vice chairman of the Operations and Safety Committee of IATA (Safety and Operations Committee - SFO), with a term ending in July 2017.

Eduardo José Bernardes Neto has been our vice president and chief commercial officer since February 2015. Mr. Bernardes is responsible for sales, marketing, distribution and ancillary revenues. He has been with Gol for 16 years, having joined our commercial area as an account manager in February 2001. Mr. Bernardes coordinated the opening of several of our national and international facilities. He is also a member of the board of directors of UATP. Mr. Bernardes has a degree in business administration from Faculdade Ibero-Americana with a specialization in foreign trade.

Celso Guimarães Ferrer Junior has been with Gol for 14 years and our vice president and chief planning officer since February 2015. Mr. Ferrer is responsible for our yield management, network planning and aeronautical asset management departments. He is also a pilot of Boeing 737-700 and Boeing 737-800 Next Generation aircraft. Mr. Ferrer has a degree in economics from the Universidade de São Paulo and in international relations from the Pontifícia Universidade Católica de São Paulo.

B.      Compensation

Under our by-laws, our shareholders are responsible for establishing the aggregate amount we pay to the members of our board of directors and executive officers. Once our shareholders establish an aggregate amount of compensation for our board of directors and executive officers, the members of our board of directors are then responsible for setting individual compensation levels in compliance with our by-laws.

For the year ended December 31, 2017, the aggregate compensation, including cash and benefits-in-kind but excluding stock options, to the members of our board of directors and executive officers was R$13.5 million.

Stock Option Plan and Restricted Share Plan

Our stock option plan was approved by our shareholders on December 9, 2004 and amended on April 30, 2010 and October 19, 2012. On October 19, 2012 our shareholders also approved a restricted share plan. Both plans are valid for 10 years. The plans aim to encourage management and employees to contribute to our success. They are managed by both our Corporate Governance and People Management Policies Committee and our board of directors.

Both the stock option plan and the restricted share plan relate only to our preferred shares. The number of outstanding options granted and restricted shares combined may not, at any time, exceed 5% of our preferred shares. The Corporate Governance and People Management Policies Committee establishes each year the strike price of the options to be granted, which must be equal to the average price of the preferred shares recorded in the last 60 trading sessions prior to the granting date.

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

We have granted 8,621,343 stock options in the last three years, which represented 2.5 % economic interest in our company or 3.2% of our preferred shares, as of December 31, 2017. Of the total options granted, 9,040,293 are currently outstanding, which represented 1.8% economic interest in our company, as of December 31, 2017. During the last three years, 476,766 stock options were exercised.

Additionally, we have granted 6,752,331 restricted shares in the last three years, which represented 1.9% economic interest in our company or 2.5% of our preferred shares, as of December 31, 2017. As of December 31, 2017, we had 5,297,191 restricted shares outstanding, which represented 1.5% economic interest in our company. In 2017, we transferred 615,181 restricted shares, once the vesting condition was fully met.

For additional information on these share-based payments, see note 11 to our audited consolidated financial statements included elsewhere herein.

C.      Board Practices

Our board of directors currently comprises nine members.

Committees of the Board of Directors and Board of Executive Officers

Our board of directors has Audit, Corporate Governance and People Management Policies, Financial Policy, Alliances and Risk Policies Committees and an Accounting, Tax Policies and Financial Statements Subcommittee. Our board of executive officers has management, executive, budget, investment, corporate governance and risk management committees. Not all the members of our committees are members of our board of directors or of our board of executive officers, as in certain committees we appoint outside experts.

Audit Committee. Our Audit Committee provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance. The Audit Committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of our independent auditors and helps oversee their activities. It also evaluates the effectiveness of our internal financial and legal compliance controls. The Audit Committee also performs the roles of an audit committee under U.S. laws. The current members of our audit committee are André Jánszky, Antonio Kandir and Francis James Leahy Meaney. All members meet the applicable independent membership requirements of the SEC and New York Stock Exchange, or NYSE, as well as other NYSE requirements. Mr. Jánszky is the committee’s “financial expert” within the meaning of the SEC rules under the U.S. Securities Exchange Act of 1934.

Financial Policy Committee. Our Financial Policy Committee is responsible for: (i) approving our corporate finance policies, as well as monitoring and reviewing their effectiveness and implementation, and (ii) reviewing our financing plan. The current members of our Financial Policy Committee are Constantino de Oliveira Junior, André Jánszky, Antonio Kandir, Paulo Sergio Kakinoff and Richard Lark.

Risk Policies Committee. Our Risk Policies Committee is responsible for: (i) reviewing and approving our risk management mechanisms; (ii) approving and evaluating the risk policies used by us; and (iii) monitoring their implementation. The current members of our Risk Policies Committee are Constantino de Oliveira Junior, Antonio Kandir, Paulo Sergio Kakinoff and Richard Lark.

Corporate Governance and People Management Policies Committee. Our Corporate Governance and People Management Policies Committee is responsible for: (i) coordinating, implementing and reviewing our corporate governance practices and (ii) reviewing and recommending human resources policies and compensation to our board of directors. The current members of our Corporate Governance and People Management Policies Committee are Constantino de Oliveira Junior, André Jánszky, Antonio Kandir, Paulo Sergio Kakinoff, Paulo Cézar Aragão and Betânia Tanure de Barros.

Alliances Committee. Our Alliances Committee is responsible for: (i) evaluating opportunities for partnerships and alliances, and possible investments in this context, by us and partner airlines and (ii) maximizing the benefits of existing partnerships through the optimization of resources and opportunities. The current members of our Alliances Committee are Constantino de Oliveira Junior, William Charles Carroll, Paulo Sergio Kakinoff and Pieter Elbers.

Accounting, Tax and Financial Statement Policy Subcommittee. Our Accounting, Tax and Financial Statement Policy Subcommittee is responsible for reviewing, evaluating and monitoring our accounting policies and financial statements and recommending actions on these matters to the board of directors. The current members of our Accounting, Tax and Financial Statement Policy Subcommittee are Marcos da Cunha Carneiro, Natan Szuster and Valdenise dos Santos Menezes.

D.      Employees

We believe that our growth potential and the achievement of our results-oriented corporate goals are directly linked to our ability to attract and maintain the best professionals available in the airline business. We place great emphasis on our selection and training of enthusiastic employees with potential to add value to our business and who we believe fit in with and contribute to our business culture.

As of December 31, 2017, we had 14,532 total employees and 14,481 active employees, which considers interns, employees on maternity leave and employees on vacation. We invest significant resources promoting the well-being of our employees.

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

In order to help retain our employees, we encourage open communication channels between our employees and management and offer career development opportunities in the company, as well as periodic evaluations. Our compensation strategy reinforces our determination to retain talented and highly motivated employees and is designed to align the interests of our employees with those of our shareholders. Our compensation packages include competitive salaries and participation in our profit sharing program. We have agreements with medical and insurance companies to offer affordable health plan options to our employees.

A national aviators’ union represents Brazil’s pilots and flight attendants, and other regional aviation unions represent ground employees of air transportation companies. Approximately 28% of our employees are members of unions. Negotiations regarding cost of living wages and salary increases are conducted annually between the workers’ unions and a national association of airline companies. There is no salary differential or seniority pay escalation among our pilots. Work conditions and maximum work hours are regulated by government legislation and are not the subject of labor negotiations. Since the commencement of our operations, we have not had a work stoppage by our employees and we believe we have a good relationship with our employees.

To motivate our employees and align their interests with our results of operations, we provide an annual profit sharing program to all of our employees. Under Brazilian law, companies may provide profit sharing programs that define mechanisms for distributing a portion of a company’s profits based upon the achievement of pre-defined targets established by the company. Our annual profit sharing programs are negotiated with a commission formed by our employees and approved by labor unions for the benefit of all of our unionized and non-unionized employees. For the purposes of our profit sharing program, a portion of profit sharing distributions are based on the achievement of corporate profit targets and a portion of the distributions are based on the achievement of operational targets set for each of our departments. We have established a long term incentive plan (stock option and restricted share plans) to our management and employees that vests over a three year period.

E.      Share Ownership

The members of our board of directors and our executive officers, on an individual basis and as a group, directly own approximately 0.7% of our preferred shares. See “Item 7A. Major Shareholdings and Related Party Transactions—Major Shareholders.” FIP Volluto is a fund directly controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

For a description of stock options granted to our board of directors and our executive officers, see “—Compensation—Stock Option Plan and Restricted Share Plan.”

ITEM 7.       Major Shareholders and Related Party Transactions

A.      Major Shareholders

The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of December 31, 2017, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

Each shareholder’s percentage ownership in the following table is based on the 2,863,682,710 common shares and 265,899,432 preferred shares outstanding as of the date hereof.

	Common Shares		Preferred Shares(2)(3)		Total Shares		Economic Interest
	Shares	(%)	Shares	(%)	Shares	(%)	(%)
Fundo de Investimento em Participações Volluto(1)	2,863,682,150	100.00%	130,953,776	49.25%	2,994,635,926	95.69%	61.19%
Executive officers and directors(4)	560	0.00%	2,459,487	0.93%	2,460,047	0.08%	0.71%
Treasury shares	0	0.00%	278,612	0.10%	278,612	0.01%	0.08%
Delta Air Lines, Inc	0	0.00%	32,926,020	12.38%	32,926,020	1.05%	9.47%
Airfrance – KLM			4,246,620	1.60%	4,246,620	0.14%	1.22%
Free float(5)	0	0.00%	95,034,917	35.74%	95,034,917	3.04%	27.33%
Total	2,863,682,710	100.00%	265,899,432	100.00%	3,129,582,142	100.00%	100.00%

_________________
(1) Fundo de Investimento em Participações Volluto (formerly named Fundo de Investimento em Participações Asas), or FIP Volluto, is controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

(2) In December 2017, FIP Volluto converted 2,171,354,430 common shares into preferred shares.
(3) Preferred shares are entitled to a dividend 35 times the dividend paid per common share. See “Item 10B. Additional Information—Memorandum and Articles of Association.”
(4) Includes 140 shares owned by a member of our controlling family.

(5) Not considering Delta Air Lines, Inc.

According to our internal share record, which contains information regarding the ownership of our shares and the ADSs as filed by the holders of such shares and ADSs, as of December 31, 2017, 43.4% of our free float was traded in the United States.

During 2017, our executive officers did not exercise any stock options.

In March 2015, shareholders representing 81.7% of our capital stock approved certain amendments (equivalent to more than 99% of votes cast) to our by-laws that increased our equity financing capacity by increasing our ability to issue more preferred shares without needing to issue common shares simultaneously, as the transfer and ownership of common shares are subject to restrictions under Brazilian airline industry laws and regulations. This approval represented a long-term structural solution to improve our capacity to raise equity capital as we do not depend on our controlling shareholder in order to do so.

These amendments were also aimed at improving our corporate governance and strengthening the alignment of interests among our common and preferred shareholders and included, among others:

·         split of common shares in the ratio of 35 to one;

·         increase in economic rights of preferred shares in the ratio of 35 to one;

·         increase in the representation of preferred shareholders on the board of directors depending on the percentage of economic rights held by the controlling shareholder;

·         enhancement of our audit committee by making it a permanent statutory body;

·         separate vote for preferred shareholders in extraordinary meetings on certain matters, as detailed in our by-laws;

·         restrictions on the sale of shares held by our controlling shareholder; and

·         mandatory public tender offer for all shares if any person acquires 30% or more of our economic rights.

For more information, see “Item 9C. Markets—Corporate Governance Practices.”

In September 2015, in connection with our strategic agreement with Delta, we increased our capital by R$461.3 million. This capital increase was equivalent to the issuance of 64,065,611 preferred shares at an issuance price of R$7.20 per share. See “Item 4. Information on the Company—Business Overview.”

Shareholders’ Agreement

No shareholders’ agreements have been filed with us.

B.      Related Party Transactions

We have engaged in a number of transactions with related parties, none of which have involved the issuance of guarantees. Following is a description of our main related party transactions:

Agreements with Smiles

GLA and Smiles are party to the following agreements:

  Operating Agreement;
  Back Office Services Agreement; and
  Main Miles and Tickets Purchase Agreement.

Because we consolidate GLA and Smiles, these transactions are eliminated in our consolidated financial statements. For more information on these agreements see “Item 4. Information on the Company—B. Business Overview—Smiles Loyalty Program—Agreements with Smiles.”

Transportation and Consultancy Agreements with Entities Controlled by Our Controlling Shareholder

 We have exclusive bus transportation agreements with Expresso União Ltda. and Viação Piracicabana Ltda. for the transportation of our employees, our passengers and their luggage. We also have a contract with related party Pax Participações S.A. to provide consulting and advisory services. We have also signed a contract with Aller Participações and Limmat Participações S.A to provide air cargo transportation services. These entities are controlled by our controlling shareholder.

In 2015, 2016 and 2017, GLA recorded expenses of R$16.1 million, R$13.0 million and R$8.6 million, respectively, under these operating agreements.

Agreement for Use of VIP Lounges

In April 2012, we entered into an agreement with Delta for the use of their VIP lounges, with expected payments of US$20 per passenger. In August 2016, we signed an amendment and prepaid US$3.0 million for continued use of the VIP lounges. As of December 31, 2017, the outstanding balance under this agreement was R$6.8 million.

Engine Maintenance Agreement with Delta TechOps

In 2010, we entered into a strategic MRO partnership agreement with Delta TechOps, the maintenance division of Delta, one of our shareholders, which provides overhaul service for approximately 50% of our CFM 56-7 engines, maintenance for parts and components on our fleet of Boeing 737 NG aircraft and also, consulting services related to maintenance workflow planning, materials and facility optimization and tooling support. In 2015, 2016 and 2017, the expenses under this agreement were R$307.7 million, R$210.2 million and R$403.2 million, respectively. The balance of financing related to engine maintenance classified as liabilities in debt was R$372.5 million and R$210.2 million, respectively, as of December 31, 2017 and December 31, 2016.

We have recently agreed with Delta and Air France – KLM to increase the maintenance services we provide them starting in 2018.

Term Loan Guaranteed by Delta

On August 31, 2015, Delta guaranteed a US$300 million Term Loan borrowed by Gol Finance (previously named Gol LuxCo S.A.) from third party lenders. Under the terms of the Credit and Guaranty Agreement, Gol Finance’s obligations thereunder are guaranteed by the Term Loan Guarantors. Pursuant to a separate guaranty agreement, Delta provided to the administrative agent under the Credit and Guaranty Agreement, and the lenders under the Credit and Guaranty Agreement, a backstop guarantee of Gol Finance’s and the Term Loan Guarantors’ respective obligations under the Credit and Guaranty Agreement. The reimbursement obligations to Delta in connection with the Delta Guaranty, which are guaranteed by GLA, are secured by a first priority security interest in favor of Delta in a portion of the shares of Smiles held by Gol.

The Term Loan bears interest at a rate of 6.7% per annum, payable semi-annually. The Term Loan matures at August 31, 2020 and is not secured by any property of Gol Finance or the Term Loan Guarantors.

Delta Credit Support

In 2016, Delta granted us (i) credit support in the form of a backstop guarantee for up to US$32.0 million in Gol obligations under an ISDA Master Agreement with Morgan Stanley and (ii) a credit line for the financing of maintenance payments of up to US$50.0 million, which we will begin amortizing in 2018.

On January 31, 2017, GLA signed a Loan Agreement with Delta in the amount of US$50.0 million with a maturity date of December 31, 2020 and reimbursement obligations by Gol, GLA and Gol Finance, in the same terms as the reimbursement contract dated August 19, 2015.

Agreement with Air France – KLM

On February 19, 2014, we entered into an exclusive long term strategic partnership for commercial cooperation with Air France – KLM. Under this agreement, Air France – KLM has made a US$48 million payment for the purpose of enhancing our codesharing, connectivity and joint sale activities as well as other benefits for our customers, including the integration and improvement of products and services for our frequent flyer programs. As part of this agreement, Air France – KLM also invested US$52 million in the acquisition of a number of our newly issued preferred shares, equivalent to 1.2% of our capital stock, at an issuance price equivalent to US$12.23 per share. The agreement further provides for the creation of an alliance committee, comprised of at least one representative of Air France – KLM, at least two members of our board of directors and at least one representative of Delta, to coordinate efforts to improve the benefits of these partnerships. In 2014, we received R$74.5 million related to the first installment and in 2015 we received R$17.7 million under this agreement.

We have recently agreed with Delta and Air France – KLM to increase the maintenance services we provide them starting in 2018.

C.      Interests of Experts and Counsel

Not applicable.

ITEM 8.       Financial Information

A.      Consolidated Statements and Other Financial Information

See “Item 3. Key Information—Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

In the ordinary course of our business, we are party to various claims, which we believe are incidental to our operations, in large part related to consumer rights claims. We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable.

As of December 31, 2017, we had provisions for civil proceedings of R$67.5 million and provisions for labor proceedings of R$137.1 million.

In 2007, we commenced an arbitration before the International Chamber of Commerce against the sellers of VRG and their controlling shareholders relating to a purchase price adjustment. In January 2011, the arbitral tribunal ruled in our favor against the sellers of VRG and their controlling shareholders. We brought enforcement proceedings to collect the award amount in U.S. federal courts. However, the US federal courts refused to enforce the arbitral award and we may not be able to collect the judgment in the United States. In 2017 we brought another enforcement proceedings in the courts of the Cayman Islands, and these proceedings are still pending. We believe that the chance of success in enforcing the award is now possible.

We had been discussing the non-incidence of taxation of PIS and COFINS on revenues generated by interest attributable to shareholders’ equity related to the 2006 to 2008 fiscal years, paid by its subsidiary GTA Transportes Aéreos S.A., succeeded by GLA on September 25, 2008. The amount assessed as a possible loss was R$57.8 million as of December 31, 2016. However, due to a recent unfavorable decision in a similar case, we adhered to the special tax regularization program (programa especial de regularização tributária), or PERT, after the federal government signed Provisional Presidential Decree 783/17 into law, including the amount of R$34.8 million in debt installment payments. Additionally, we maintain escrow deposits with Bic Banco with a partial guarantee on the lawsuit of R$32.1 million, which will be redeemed after the installments payment are fully settled.

We are also questioning the applicability of tax on services (imposto sobre serviços), or ISS, in the amount of R$21.2 million on revenue from certain of our activities related to agreements with partners from 2007 to 2010. Based on the opinion of our legal counsel, we believe that these proceedings represent a possible risk of loss. As of December 31, 2017, we had no provisions for these proceedings.

In addition, we are questioning the applicability of a fine imposed by Brazilian customs authorities in the amount of R$57.8 million for the alleged breach of certain rules regarding the temporary import of aircraft. Based on the opinion of our legal counsel, we believe that these proceedings represent a possible risk of loss. As of December 31, 2017, we had no provisions or judicial deposits for these proceedings.

In addition, we are also questioning infraction notices regarding goodwill from BSSF Air Holdings, in the amount of R$104.2 million. Although the outcome of these proceedings cannot be anticipated, our management understands that the final decisions in these proceedings will not have a material adverse impact on our financial position, operating results or cash flows. As of December 31, 2017, we had no provisions or judicial deposits for these proceedings.

We received an infraction notice regarding industrialized products tax (imposto sobre produtos industrializados), or IPI, that allegedly should have been levied on aircraft imports in the amount of R$115.1 million as of December 31, 2016. On March 10, 2017, although the lawsuit has not been resolved at the administrative level, we included this tax in its installment program, given that decisions in similar proceedings have not been favorable. For more information on our taxes payable, see note 18 to our audited consolidated financial statements included elsewhere herein.

We are also questioning infraction notices regarding goodwill from GLA, in the amount of R$80.2 million. Although the outcome of these proceedings cannot be anticipated, our management understands that the final decisions on these proceedings will not have any material adverse impact on our financial position, operating results and cash flows. As of December 31, 2017, we had no provisions for these proceedings nor judicial deposits.

GLA is discussing the non-incidence of an additional 1% COFINS rate on imports of aircraft and parts, which would amount to R$48.6 million as of December 31, 2017 (R$39.4 million as of December 31, 2016). GLA’s legal counsel determined a possible risk of loss due to there being no express revocation of the tax relief (zero rate) granted to regular flight transportation companies.

For more information on our legal proceedings and contingencies, see note 21 to our audited consolidated financial statements.

Irregular Payments Investigation

In 2016, we received inquiries from Brazilian tax authorities regarding certain payments to firms that turned out to be owned by politically exposed persons in Brazil. Following an internal investigation, we engaged U.S. and Brazilian legal counsel to conduct an external independent investigation to ascertain the facts with regard to these and any other payments identified as irregular and to evaluate the adequacy and effectiveness of our internal control and compliance programs in light of the findings of the investigation.

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

The external independent investigation was concluded in April 2017. It revealed that certain additional irregular payments were made to politically exposed persons. None of the amounts paid were material (individually or in the aggregate) in terms of cash flow, and none of our current employees, representatives or members of our board or management knew of any illegal purpose behind any of the identified transactions or knew of any illicit benefit to the Company arising out of the transactions investigated. We reported the conclusions of the investigation to the relevant authorities and will maintain them informed of any developments, as well as collaborate with them in their analysis. These authorities may impose significant fines and possibly other sanctions on us.

We continue to take steps to strengthen and expand our internal control and compliance programs. Among other measures, we are monitoring our transactions with politically exposed persons, and we enhanced our procurement procedures, including the contracting and execution of services by outside providers. We have hired specialists to assess risks and review internal controls related to fraud and corruption to identify and help us implement further improvements, and we will continue to hire specialists to implement any necessary improvements, as well as systems to monitor our transactions and train our employees.

Dividends and Dividend Policy

Amounts Available for Distribution

At each annual shareholders’ meeting, our board of directors is required to propose how our earnings for the preceding fiscal year are to be allocated. For purposes of Brazilian corporation law, a company’s non-consolidated net income after federal income tax and social contribution on net income for such fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings represents its “income” for such fiscal year. In accordance with the Brazilian corporation law, an amount equal to the company’s “income,” as adjusted (the “distributable amount”), will be available for distribution to shareholders in any particular year. The distributable amount will be affected by the following:

·         reduced by accumulated losses;

·         reduced by amounts allocated to the legal reserve;

·         reduced by amounts allocated to the statutory reserve, if any;

·         reduced by amounts allocated to the contingency reserve, if any;

·         reduced by amounts allocated to the unrealized profits reserve established by the company in compliance with applicable law (as discussed below);

·         reduced by amounts allocated to the reserve for investment projects (as discussed below); and

·         increased by reversals of reserves recorded in prior years.

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

Payment of Dividends

We are required by the Brazilian corporation law to hold an annual shareholders’ meeting by no later than April 30 of each year, at which time, among other things, the shareholders have to decide on the payment of an annual dividend. Additionally, interim dividends may be declared by the board of directors. Any holder of record of shares at the time of a dividend declaration is entitled to receive dividends. Dividends on shares held through depositaries are paid to the depositary for further distribution to the shareholders.

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

Holders of ADSs have the benefit of the electronic registration obtained from the Central Bank, which permits the depositary and the custodian to convert dividends and other distributions or sales proceeds with respect to the preferred shares represented by ADSs into foreign currency and remits the proceeds outside Brazil. In the event the holder exchanges the ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary’s registration for five business days after the exchange. Thereafter, in order to convert foreign currency and remit outside Brazil the sales proceeds or distributions with respect to the preferred shares, the holder must obtain a new registration in its own name that will permit the conversion and remittance of such payments. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock—Regulation of Foreign Investment.”

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

Interest Attributable to Shareholders’ Equity

Under Brazilian tax legislation effective January 1, 1996, Brazilian companies are permitted to pay “interest” to holders of equity securities and treat such payments as an expense for Brazilian income tax purposes and, beginning in 1997, for social contribution purposes. The purpose of the tax law change is to encourage the use of equity investment, as opposed to debt, to finance corporate activities. Payment of such interest may be made at the discretion of our board of directors, subject to the approval of the shareholders at a general shareholders’ meeting. The amount of any such notional “interest” payment to holders of equity securities is limited in respect of any particular year to the daily pro rata variation of the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, as determined by the Central Bank from time to time, and may not exceed the greater of:

·         50% of net income (after social contribution on net profits but before taking into account the provision for income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; or

·         50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect of which such payment is made.

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

Under our by-laws, interest attributable to shareholders’ equity may be treated as a dividend for purposes of the mandatory dividend. In 2013, 2014, 2015, 2016 and 2017, we did not distribute dividends.

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

B.      Significant Changes

None.

ITEM 9.       The Offer and Listing

A.      Offer and Listing Details

In the United States, our preferred shares trade in the form of ADSs. In February 2016, we had changed the ratio of our ADSs to preferred shares from one ADS to one preferred share to one ADS to ten preferred shares. In April 2017 we reduced the ratio of our preferred shares to one ADS to five preferred shares and in November 2017 we reduced the ratio of our preferred shares to one ADS to two preferred shares. Therefore, after November 2017, each ADS represents two preferred shares, issued by the depositary pursuant to a deposit agreement. Our ADSs commenced trading on the NYSE on June 24, 2004. As of December 31, 2017, the ADSs represented 21.2% of our preferred shares and 43.4% of our current global public float.

The following table sets forth the reported high and low closing sales prices for the ADSs on the NYSE for the periods indicated (adjusted for the ADS ratio change to two preferred shares to one ADS effective November 2017, as described above):

	US$ per ADS
	Low	High	Average(1)
2013
Annual	5.56	15.22	10.23
2014
Annual	7.58	13.68	10.76
2015
Annual	1.13	10.94	4.34
2016
Annual	0.50	5.35	2.48
First quarter	0.50	2.02	1.15
Second quarter	1.27	2.21	1.52
Third quarter	1.93	4.78	3.53
Fourth quarter	2.31	5.35	3.68
2017
Annual	3.00	9.76	6.44
First quarter	3.00	5.96	4.65
Second quarter	4.41	7.01	5.53
Third quarter	4.48	8.96	6.75
Fourth quarter	7.66	9.76	8.79
Last Six Months
October 2017	8.47	9.76	9.28
November 2017	7.66	9.30	8.43
December 2017	8.23	9.01	8.63
January 2018	9.16	11.32	10.07
February 2018	10.06	12.10	10.86
March 2018	11.44	13.24	12.46
April 2018 (through April 25, 2018)	10.97	14.11	12.61

____________

Source: Bloomberg

(1)           Calculated as average of closing prices for the period.

Our preferred shares began trading on the São Paulo Stock Exchange on June 24, 2004. The following table sets forth the reported high and low closing sale prices for our preferred shares on the B3, for the periods indicated:

	Reais per Preferred Share
	Low	High	Average(1)
2013
Annual	6.14	15.00	10.69
2014
Annual	9.29	15.25	12.56
2015
Annual	2.39	15.21	6.84
2016
Annual	1.16	8.34	4.17
First quarter	1.16	3.80	2.25
Second quarter	2.27	3.68	2.66
Third quarter	3.19	7.68	5.68
Fourth quarter	3.85	8.34	6.00
2017
Annual	4.51	15.60	10.20
First quarter	4.51	9.71	7.25
Second quarter	7.22	11.25	8.79
Third quarter	7.36	14.09	10.61
Fourth quarter	12.44	15.60	14.25
Last Six Months
October 2017	13.57	15.60	14.84
November 2017	12.44	14.84	13.71
December 2017	13.64	14.60	14.15
January 2018	14.60	18.17	15.98
February 2018	16.55	19.61	17.83
March 2018	18.60	21.68	20.55
April 2018 (through April 25, 2018)	19.15	23.89	21.46

____________

Source: Bloomberg

(1)           Calculated as the average of the closing prices for the period.

B.      Plan of Distribution

Not applicable.

C.      Markets

Trading on the B3

In 2000, the São Paulo Stock Exchange was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all securities are now traded only on the São Paulo Stock Exchange, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange. In the same year, the São Paulo Stock Exchange launched three special listing segments that adopt additional and more stringent corporate governance requirements: Novo Mercado and Special Corporate Governance Levels 1 and 2.

On May 8, 2008, the São Paulo Stock Exchange and the Brazilian Mercantile and Futures Exchange merged, adopting the corporate name BM&FBOVESPA – Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), or BM&FBOVESPA. On March 29, 2017, BM&FBOVESPA and Cetip S.A. – Mercados Organizados merged, creating B3 S.A. – Brasil, Bolsa, Balcão, or the B3. The B3 is one of the largest exchanges worldwide in terms of market value, the second largest in the Americas and the leading exchange in Latin America.

When shareholders trade in common and preferred shares on the B3, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse, Companhia Brasileira de Liquidação e Custódia, or CBLC.

The B3 is a for-profit listed company that has regulatory authority over its trading markets. Trading on the B3 is limited to member brokerage firms and a limited number of authorized nonmembers. The B3 has two open outcry trading sessions each day from 10:00 a.m. to 5:00 p.m., São Paulo time, for all securities traded on all markets, except during daylight savings time in Brazil. During daylight savings time in Brazil, usually the sessions are from 11:00 a.m. to 6:00 p.m., São Paulo time, to closely mirror the NYSE trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the B3 and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). This system is a computerized system that links electronically with the seven smaller regional exchanges. The B3 also permits trading from 5:45 p.m. to 7:00 p.m., São Paulo time, or from 6:45 p.m. to 7:30 p.m. during daylight savings time in Brazil, on an online system connected to traditional and Internet brokers called the “after market.” Trading on the aftermarket is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. There are no specialists or officially recognized market makers for our shares in Brazil.

In order to better control volatility, the B3 adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the B3 falls below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2017, the aggregate market capitalization of the B3 was equivalent to R$3.1 trillion and the 10 largest companies listed on the B3 represented approximately 53.1% of the total market capitalization of all listed companies. In contrast, as of December 31, 2017, the aggregate market capitalization of the NYSE was US$28.0 trillion. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—The relative volatility and illiquidity of the Brazilian securities markets, and securities issued by airlines in particular, may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire. Recent decreases in our market capitalization have increased volatility in the trading price of our preferred shares and ADSs.”

Trading on the B3 by a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 4,373, of the National Monetary Council (Conselho Monetário Nacional), or CMN, or Resolution No. 4,373. Resolution No. 4,373 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearinghouse. Such financial institutions and clearinghouses must be duly authorized to act as such by the Central Bank and the CVM. In addition, Resolution No. 4,373 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 4,373 to other non-Brazilian holders through a private transaction. See “Taxation—Material Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 4,373.

Corporate Governance Practices

In 2000, the São Paulo Stock Exchange introduced three special listing segments, known as Level 1 and 2 of Differentiated Corporate Governance Practices and New Market (Novo Mercado), aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the B3, by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

In May 2004, we entered into an agreement with the B3 to comply with the requirements to become a Level 2 company. In addition to complying with Level 2 requirements, we have granted tag-along rights that entitle our preferred shareholders to receive thirty five times the price paid per common share of controlling block shareholders in connection with a transaction resulting in a transfer of control of our company. Furthermore, we prepare quarterly financial statements in accordance with IFRS. We were included in the following indexes: (a) since 2005: IbrX-100 (Índice Brasil, Index Brazil), IGC (Índice de Ações com Governança Corporativa Diferenciada, Special Corporate Governance Index), ITAG (Índice de Ações com Tag Along Diferenciado, Special Tag Along Stock Index) and MSCI (Morgan Stanley Capital International Index), (b) since 2006: IbrX-50 (Índice Brasil 50, Index Brazil 50): and (c) since 2007: Índice B3, all of which reflect our increased market capitalization and liquidity of our preferred shares.

On March 23, 2015, our shareholders approved certain amendments to our by-laws that increased our equity financing capacity. The amendments also intended to improve corporate governance and strengthen the alignment of interest among common and preferred shareholders and included, among other items:

·           A split of our common shares in the ratio of 35 to one;

·           An increase in economic rights of preferred shares in the ratio of 35 to one;

·           An increase in the representation of preferred shareholders on the board of directors depending on the percentage of economic rights held by the controlling shareholder;

·           Enhancing our audit committee by making it a permanent statutory body;

·           A separate vote for preferred shareholders in Extraordinary Meetings on certain matters, as detailed in our by-laws;

·           Restrictions on the sale of shares held by the controlling shareholder; and

·            The mandatory public tender offer for all of our shares if any person acquires 30% or more of our economic rights.

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

Under the Brazilian corporation law, a company is either publicly held, (companhia aberta) or privately held (companhia fechada). All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with the CVM may trade its securities either on the B3 or in the Brazilian over-the-counter market. Shares of companies listed on the B3 may not simultaneously trade on the Brazilian over-the-counter market. The shares of a listed company may also be traded privately, subject to several limitations. To be listed on the B3, a company must apply for registration with the B3 and the CVM.

The trading of securities on the B3 may be halted at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of the B3 or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or the B3.

Trading on the B3 by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares underlying the ADSs must, on behalf of the depositary for the ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions or upon the disposition of the shares and sales proceeds thereof. If you exchange your ADSs for preferred shares, you will be entitled to continue to rely on the custodian’s electronic foreign capital registration for five business days after the exchange. Thereafter, you may not be able to obtain and remit abroad non-Brazilian currency upon the disposition of or distributions relating to the preferred shares and will be subject to a less favorable tax treatment on gains with respect to the preferred shares, unless you obtain a new electronic foreign capital registration in your own name. See “Item 10B. Memorandum and Articles of Association—Description of Capital Stock—Regulation of Foreign Investment.”

D.      Selling Shareholders

Not applicable.

E.      Dilution

Not applicable.

F.       Expenses of the Issue

Not applicable.

ITEM 10.    Additional Information

A.      Share Capital

Not applicable.

B.      Memorandum and Articles of Association

We were formed on March 12, 2004 as a stock corporation (sociedade anônima) duly incorporated under the laws of Brazil with unlimited duration. We were registered with the São Paulo Commercial Registry (Junta Comercial do Estado de São Paulo) under NIRE 35.300.314.441.

Description of Capital Stock

General

As of December 31, 2017, our share capital consisted of 2,863,682,710 common shares and 265,899,432 preferred shares, each with no par value.

On March 23, 2015, our shareholders approved, among other amendments to our by-laws intended to improve corporate governance, the split of 143,858,204 common shares in the proportion of 35 common shares for each common share, upon the issuance of 4,891,178,936 new common shares, without modification to our capital stock. In December 2017, FIP Volluto converted 2,171,354,430 common shares into preferred shares.

Issued Share Capital

Under our by-laws, our authorized capital as of December 31, 2017 was R$4.0 billion, and can be increased by the issuance of preferred or common shares, after approval by our board of directors. Our shareholders must approve any capital increase that exceeds our authorized capital. Under our by-laws and the Brazilian corporation law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their holdings. See “Description of Capital Stock—Preemptive Rights.”

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

Foreign investors may register their investment under Law No. 4,131, dated September 3, 1962, or Law No. 4,131, or Resolution No. 4,373 of January 26, 2000 of the CMN, or Resolution No. 4,373. Registration under Law No. 4,131 or under Resolution No. 4,373 generally enables foreign investors to convert dividends, other distributions and sales proceeds received in connection with registered investments into foreign currency and to remit such amounts abroad. Resolution No. 4,373 affords favorable tax treatment to foreign investors who are not residents in a Low or Nil Tax Jurisdiction, which is defined under Brazilian tax laws as a country or location or other jurisdiction that does not impose tax or where the maximum income tax rate is lower than 20%.

Under Resolution No. 4,373, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 4,373, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad. Investors may not transfer the ownership of investments made under Resolution No. 4,373 to other non-Brazilian holders through private transactions.

Pursuant to Resolution No. 4,373, foreign investors must:

·         appoint at least one representative and a custodian in Brazil with powers to perform actions relating to the foreign investment;

·         complete the appropriate foreign investor registration form;

·         register as a foreign investor with the CVM;

·         register the foreign investment with the Central Bank;

·         appoint a tax representative in Brazil; and

·         obtain a taxpayer identification number from the Brazilian federal tax authorities.

Amounts invested in our preferred shares by a non-Brazilian holder who qualifies under Resolution No. 4,373 and obtains registration with the CVM, or by the depositary representing an ADS holder, are eligible for registration with the Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our preferred shares. The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the most preferred shares were traded on the day of withdrawal or (ii) if no preferred shares were traded on that day, the average price on the Brazilian stock exchange on which the most preferred shares were traded in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average rates quoted by the Central Bank on these dates.

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

Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to such preferred shares, unless the holder is a duly qualified investor under Resolution No. 4,373.

If the shareholder does not qualify under Resolution No. 4,373 by registering with the CVM and the Central Bank and appointing a representative and a custodian in Brazil, the holder will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution No. 4,373, residents in a Low or Nil Tax Jurisdiction are subject to less favorable tax treatment than other foreign investors. See “Taxation—Material Brazilian Tax Considerations.”

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

Redemption and Rights of Withdrawal

Under the Brazilian corporation law, a dissenting or non-voting shareholder has the right to withdraw from a company and be reimbursed for the value of the preferred or common shares held whenever a decision is taken at a general shareholders’ meeting by a vote of shareholders representing at least 50% of the total outstanding voting capital to:

·         create a new class of preferred shares or increase disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by our by-laws (our by-laws allow us to do so);

·         modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares or create a new class with greater privileges than the existing classes of preferred shares;

·         reduce the mandatory distribution of dividends;

·         merge or consolidate us with another company;

·         participate in a group of companies as defined in the Brazilian corporation law and subject to the conditions set forth therein;

·         change our corporate purpose, including a sale of the voting control to a third party;

·         transfer all of our shares to another company or receive shares of another company in order to make the company whose shares were transferred a wholly owned subsidiary of such company, known as incorporação de ações;

·         conduct a spin-off that results in (a) a change of our corporate purposes, except if the assets and liabilities of the spin-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under the Brazilian corporation law; or

·         dissolution of the company or terminating a state of liquidation.

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

Voting Rights

Each common share entitles its holder to one vote at our shareholders’ meetings. Preferred shares have no voting rights, except that each preferred share entitles its holder to one vote at our shareholders’ meeting to decide on certain specific matters, such as:

·         any transformation of the company into another corporate type;

·         any merger, consolidation or spin-off of the company;

·         approval of any transactions between the company and its controlling shareholder or parties related to the controlling shareholder;

·         approval of any evaluation of assets to be delivered to the company in payment for shares issued in a capital increase;

·         appointment of an expert to ascertain the fair value of the company in connection with any deregistration and delisting tender offer;

·         changes to the rights attributable to preferred shares approved by shareholders on March 23, 2015;

·         any changes to these voting rights; and

·         approval of a change of our corporate purpose.

In case our controlling shareholder holds our shares that represent an economic interest equal to or less than 50%, the approval of the certain matters referred to above will depend on the prior approval by an extraordinary meeting.

Holders of preferred shares are entitled to attend shareholders’ meetings and to participate in the discussions. The Brazilian corporation law provides that non-voting shares, such as preferred shares, may acquire voting rights if the company fails to distribute fixed or minimum dividends in connection with such shares for three consecutive fiscal years and will retain such voting rights until the distribution of such fixed or minimum dividends. (See “Item 3D. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—Holders of the ADSs and our preferred shares may not receive any dividends”).

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

Transfer Restrictions

The controlling shareholder, as established on March 23, 2015, shall observe the following restrictions concerning the transfer of preferred shares held on March 23, 2015:

a) 31,463,850 preferred shares must be held by the controlling shareholder until March 23, 2016; and

b) After March 23, 2016, the controlling shareholder shall hold at least 15,731,925 preferred shares.

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

An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year. Our shareholders may take the following actions, among others, exclusively at shareholders’ meetings:

·         election and dismissal of the members of our board of directors and our fiscal board, if the shareholders have requested the set-up of the latter;

·         approval of the aggregate compensation of the members of our board of directors and board of executive officers, as well as the compensation of the members of the fiscal board, if one has been established;

·         amendment of our by-laws;

·         approval of our merger, consolidation or spin-off;

·         approval of our dissolution or liquidation, as well as the election and dismissal of liquidators and the approval of their accounts;

·         granting stock awards and approval of stock splits or reverse stock splits;

·         approval of stock option plans for our management and employees, as well as for the management and employees of other companies directly or indirectly controlled by us;

·         approval, in accordance with the proposal submitted by our board of directors, of the distribution of our net income and payment of dividends;

·         authorization to delist from the Level 2 of Differentiated Corporate Governance Practices and to become a private company, except if the cancellation is due to a breach of the Level 2 regulations by management, and to retain a specialized firm to prepare a valuation report with respect to the value of our shares, in any such events;

·         approval of our management accounts and our financial statements;

·         approval of any primary public offering of our shares or securities convertible into our shares; and

·         deliberate upon any matter submitted by the board of directors.

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

Arbitration

In connection with our listing with Level 2 of Differentiated Corporate Governance Practices, we and our controlling shareholder, directors, officers and members of our fiscal board have undertaken to refer to arbitration any and all disputes arising out of the Level 2 rules or any other corporate matters. See “Item 9. The Offer and Listing—Markets.” Under our by-laws, any disputes among us, our shareholders and our management with respect to the application of Level 2 rules, the Brazilian corporation law or the application of the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the B3 Arbitration Chamber. Any disputes among shareholders, including holders of ADSs, and disputes between us and shareholders, including holders of ADSs, will be submitted to arbitration in accordance with the B3 Arbitration Chamber.

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

Delisting from Differentiated Corporate Governance Practices Level 2

We may, at any time, delist our shares from the Level 2 segment, provided that this is approved by shareholders representing the majority of our voting share capital at an annual shareholders’ meeting and that we provide written notice to the B3 at least 30 days in advance. If we decide to delist from the Level 2 segment, in order to make our shares available to be traded outside the Level 2 segment, our controlling shareholder must conduct a public tender offer for the acquisition of our shares within the legal timeframe, based on the economic value calculated in the appraisal report prepared by a specialized and independent company, to be selected at an annual shareholders’ meeting from among three companies suggested by the board of directors. The public tender offer notice must be communicated to the B3 and immediately disclosed to the market after the shareholder’s meeting during which the delisting was approved. If the delisting from the Level 2 segment is a result of the cancellation of our registration as a publicly held company, our controlling shareholder must follow the other requirements applicable to going private.

The delisting from the Level 2 segment does not imply the cancellation of the trading of our shares on the B3.

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

Form and Transfer

Because our preferred shares are in registered book-entry form, Banco Itaú S.A., as registrar, must effect any transfer of shares by an entry made in its books, in which it debits the share account of the transferor and credits the share account of the transferee. When our shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our registrar by a representative of a brokerage firm or the stock exchange’s clearing system. Transfers of shares by a foreign investor are executed in the same way by that investor’s local agent on the investor’s behalf except that, if the original investment were registered with the Central Bank pursuant to Resolution No. 4,373, the foreign investor should also seek amendment through its local agent, if necessary, of the electronic registration to reflect the new ownership. The B3 operates a clearinghouse through CBLC. The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in the register of our beneficial shareholders that is maintained by CBLC and will be treated in the same way as registered shareholders.

American Depositary Receipts

The Bank of New York Mellon, who on April 17, 2017 replaced Citibank, N.A. as depositary, has executed and delivered the ADRs representing our preferred shares. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. As of the date hereof, each ADS represents two preferred shares (or a right to receive two preferred shares) deposited with the principal São Paulo office of Banco Itaú S.A., as custodian for the depositary in Brazil. Each ADS also represents any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADRs are administered is located at 399 Park Avenue, New York, New York 10043.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. We do not treat ADR holders as our shareholders and ADR holders have no shareholder rights, which are governed by Brazilian law. The depositary is the holder of the preferred shares underlying the ADSs. Holders of ADRs have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs, sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

C.      Material Contracts

Our material contracts are directly related to our operating activities, such as contracts related to aircraft leasing and fuel supply as well as contracts related to our concession to operate as a commercial airline. We do not have material contracts that are not related to our operating activities.

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

D.      Exchange Controls

The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank and the CVM. Such restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for our preferred shares represented by our ADSs or the holders of our preferred shares from converting dividends, distributions or the proceeds from any sale of these preferred shares into U.S. dollars and remitting the U.S. dollars abroad. Holders of our ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the preferred shares underlying our ADSs and to remit the proceeds abroad.

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

Material Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of acquiring, owning and disposing of our preferred shares or ADSs for any holder that is not considered domiciled in Brazil (“Non-Brazilian Holder”), for purposes of Brazilian taxation.

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

Taxation of Dividends

Dividends, including dividends in kind, paid by us to the depository in respect of the preferred shares underlying the ADSs or to a non-Brazilian holder of preferred shares will not be subject to Brazilian withholding income tax, provided that such amounts are related to profits earned after January 1, 1996.

Taxation of Gains

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

The deposit of preferred shares in exchange for ADSs may be subject to Brazilian tax on capital gains at rates ranging from 15% to 22.5%, or 25% in the case of investors domiciled in a Low or Nil Tax Jurisdiction, as defined below, if the acquisition cost of the preferred shares is lower than (a) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit or (b) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the preferred shares calculated as described above, may be considered to be a capital gain subject to taxation. In some circumstances, there may be arguments to sustain that such taxation is not applicable in the case of a non-Brazilian holder that is a 4,373 Holder (as defined below) and is not resident in a Low or Nil Tax Jurisdiction, as defined below.

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

Gains assessed on the disposition of the preferred shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

·         exempt from income tax, when assessed by a non-Brazilian holder that (i) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 4,373 (“4,373 Holder”) and (ii) is not resident in a Low or Nil Tax Jurisdiction, as defined below; or

·         subject to income tax at a rate of 15% in any other case, including the gains assessed by a non-Brazilian holder that is not a 4,373 Holder and/or is a resident in a Low or Nil Tax Jurisdiction, as defined below. In these cases, a withholding income tax of 0.005% shall be applicable and can be offset with the eventual income tax due on the capital gain.

Any other gains assessed on the disposition of the preferred shares that are not carried out on the Brazilian stock exchange are subject to income tax at rates ranging from 15% to 22.5%, except for a resident of a Low or Nil Tax Jurisdiction, as defined below, or yet where local regulations impose restrictions on disclosure of share ownership and identity of beneficiary holders which, in this case, is subject to income tax at a rate of 25%. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against the eventual income tax due on the capital gain.

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

Distributions of Interest Attributable to Shareholders’ Equity

In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company’s shareholders’ equity as an alternative to making dividend distributions. Such interest is calculated by reference to the TJLP as determined by the Central Bank from time to time and, for tax purposes, cannot exceed the greater of:

·         50% of net income (after social contribution on profits and before taking such distribution and the provision for corporate income tax into account) for the period in respect of which the payment is made; or

·         50% of the sum of retained profits and profits reserves, as of the date of the beginning of the period in respect of which the payment is made.

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

Low or Nil Taxation Jurisdictions

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

This discussion does not purport to address all U.S. federal income tax consequences that may be relevant to a particular U.S. Holder and you are urged to consult your own tax advisor regarding your specific tax situation. The discussion applies only to U.S. Holders who hold preferred shares or ADSs as “capital assets” (generally, property held for investment) under the Code and does not address the tax consequences that may be relevant to U.S. Holders in special tax situations including, for example:

·         insurance companies;

·         tax-exempt organizations;

·         broker-dealers;

·         traders in securities that elect to mark to market;

·         regulated investment companies;

·         real estate investment trusts;

·         banks or other financial institutions;

·         investors liable for alternative minimum tax;

·         partnerships and other pass-through entities;

·         U.S. Holders whose functional currency is not the U.S. dollar;

·         U.S. expatriates;

·         U.S. Holders that hold our preferred shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction;

·         certain taxpayers who file applicable financial statements required to recognize income when the associated revenue is reflected on such financial statements; or

·         U.S. Holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power, if any, of our voting stock, or 10% or more of the total value of shares of all classes of our stock.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Rules.”

You are a “U.S. Holder” if you are a beneficial owner of preferred shares or ADSs and, for U.S. federal income tax purposes, you are:

·         an individual who is a citizen or resident of the United States;

·         a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

·         an estate the income of which is subject to U.S. federal income tax regardless of its source; or

·         a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust (or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a U.S. person).

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

Dividends paid by us generally will not be eligible for the dividends received deduction available under the Code to certain U.S. corporate shareholders. Subject to the above-mentioned concerns by the U.S. Treasury and certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. Holders (including individuals), with respect to the ADSs will be subject to taxation at a reduced rate if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. Holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Our ADSs are listed on the New York Stock Exchange, and therefore the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or will remain readily tradable. Subject to the discussion of PFIC rules below, based upon the nature of our current and projected income, assets and activities, we do not believe the preferred shares or the ADSs have been (for our 2017 taxable year), nor do we expect them to be (for our 2018 taxable year), shares of a PFIC for U.S. federal income tax purposes.

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

A U.S. Holder who owns preferred shares or ADSs during any taxable year that we are a PFIC in excess of certain de minimis amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621. In addition, under certain circumstances, temporary regulations also require a “United States person” (as such term is defined under the Code) that indirectly owns preferred shares through another United States person to file Form 8621 for a taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of the preferred shares, or reports income pursuant to a mark-to-market election, as described below among other circumstances. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to our preferred shares or ADSs and the application of the recently enacted legislation to their particular situation.

If a Brazilian tax is withheld on the sale, exchange or other taxable disposition of a preferred share or ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Brazilian tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a preferred share or ADS generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a sale, exchange or other taxable disposition of a preferred share or ADS that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for an ADS or preferred share, as the case may be, that is not registered pursuant to Resolution No. 4,373, on which a Brazilian capital gains tax is imposed (see above under “Material Brazilian Tax Considerations—Taxation of Gains”)), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources in the appropriate income category. Alternatively, if available, the U.S. Holder may take a deduction for the Brazilian tax if it does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued during the taxable year.

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

Backup Withholding and Information Reporting

In general, dividends on preferred shares or ADSs, and payments of the proceeds of a sale, exchange or other disposition of preferred shares or ADSs, paid within the United States or through certain U.S.-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding of U.S. federal income tax at a current maximum rate of 24% unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that it is a U.S. person and that no loss of exemption from backup withholding has occurred.

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

F.       Dividends and Paying Agents

Not applicable.

G.      Statement by Experts

Not applicable.

H.      Documents on Display

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.W., Washington D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we furnish our shareholders with annual reports containing financial statements audited by our independent auditors and make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We furnish quarterly financial statements with the SEC within two months of the end of the first three quarters of our fiscal year, and we file annual reports on Form 20-F within the time period required by the SEC, which is currently four months from December 31, the end of our fiscal year.

We will send the depositary a copy of all notices that we give relating to meetings of our shareholders or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The depositary will make all these notices, reports and communications received from us available for inspection by registered holders of ADSs at its office. The depositary will mail copies of those notices, reports and communications to you if we ask the depositary to do so and furnish sufficient copies of materials for that purpose.

We also file financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, State of Rio de Janeiro, 20159-900, Brazil.

I.        Subsidiary Information

Not applicable.

ITEM 11.    Quantitative and Qualitative Disclosures about Market Risk

The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes to the price of fuel, the real/U.S. dollar exchange rate and interest rates. We purchase jet fuel at prevailing market prices, but seek to manage market risk through execution of a documented hedging program. We incur a portion of our operating costs and expenses in U.S. dollars. As of December 31, 2017, we have a total fleet of 119 aircraft, 88 of which are under operating leases and 31 are under finance leases. However, fixed rate leases are not considered market sensitive financial instruments and, therefore, are not included in the interest rate sensitivity analysis below.

Aircraft Fuel

Our results of operations are affected by changes in the price of aircraft fuel required to operate our aircraft fleet. To manage the price risk, we have entered, and may enter in the future, into crude oil and heating oil derivative contracts. Additionally, we enter into contracts for crude oil and heating oil with our supplier in our functional currency. All existing contracts settle on a monthly basis and we do not purchase or hold instruments for trading purposes. At December 31, 2017, we had fuel hedge derivatives of 27% of our expected fuel consumption from January 2018 to March 2018. We acquire substantially all of our fuel from one supplier.

Foreign Currencies

A significant part of our operating costs and expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. In addition, a portion of our debt, all of our finance leases and some of our cash and cash equivalents and short-term investments are also denominated in U.S. dollars. To manage exchange rate risk, we enter into derivative contracts to protect against a possible depreciation of the real in relation to the U.S. dollar. At December 31, 2017, we did not have U.S. dollar currency derivative contracts outstanding to hedge our expected operational expenses exposure linked to the U.S. dollar. As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation or depreciation of the real against the U.S. dollar would have resulted in a decrease or an increase, in our results of operations, respectively, of (i) approximately R$484.9 million in our financial results with exchange rate variation, due to our net exposure to foreign currencies of R$4,849.9 million as of December 31, 2017, and (ii) approximately R$530.5 million in aircraft rent, as a result of our commitments for 2018 with non-cancelable operating lease contracts, which are not registered in the statements of financial position, of R$5,304.7 million as of December 31, 2017.

Interest Rates

Our results are affected by changes in interest rates mainly due to the impact on our interest expenses resulting from part of our indebtedness and variable-rate financial lease contracts, as well as interest income from our financial investments. A hypothetical 10% increase or decrease in interest rates would have resulted in a R$74.4 million increase or a decrease, respectively, in our net interest expenses. These amounts are determined considering the effects of hypothetical international interest rates on our indebtedness, variable-rate financial lease contracts and financial investments as of December 31, 2017.

ITEM 12.    Description of Securities other than Equity Securities

A.      American Depositary Shares

In the United States, our preferred shares trade in the form of ADSs. The ADSs commenced trading on the NYSE on June 24, 2004. Currently, each ADS represents two preferred shares, issued by the depositary pursuant to a deposit agreement. In February 2016, we changed the ratio of our ADSs to preferred shares from one ADS to one preferred share to one ADS to ten preferred shares. In April 2017, the ratio was amended to one ADS to five preferred shares. In November 21, 2017, we further reduced the ratio to one ADS to two preferred shares.

We do not treat ADR holders as our shareholders and ADR holders have no shareholder rights, which are governed by Brazilian law. The depositary is the holder of the preferred shares underlying the ADSs. Holders of ADRs have ADR holder rights.

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADRs:

Persons depositing preferred shares or ADR holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of preferred shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$0.05 (or less) per ADS (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been preferred shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders
US$0.05 (or less) per ADS per calendar year (to the extent the depositary has not collected a cash distribution fee of US$0.05 per ADS during the year)	Depositary services
Registration or transfer fees	Transfer and registration of preferred shares on our preferred share register to or from the name of the depositary or its agent when you deposit or withdraw preferred shares.
Expenses of the depositary in converting foreign currency to U.S. dollars
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or preferred share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	No charges of this type are currently made in the Brazilian market

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payments made to ADS holders. It may also sell deposited securities, by public or private sale, to pay any taxes owed. ADS holders will remain liable if the proceeds of the sale are not sufficient to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

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

Reimbursement of Fees Incurred in 2017

During 2017, we received no amounts from the depositary for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

ITEM 13.    Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.    Material Modifications to the Rights of Security Holders and Use of             Proceeds

None.

ITEM 15.    Controls and Procedures

Disclosure Controls and Procedures. We maintain control and procedures designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. Based on an evaluation of our disclosure controls and procedures as of the end of the period covered by this report conducted by our management, with the participation of the chief executive and chief financial officers, after evaluating together with other members of management the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) have concluded that our disclosure controls and procedures at December 31, 2017 are effective to ensure that we are able to collect, process and disclose the information we are required to disclose in the reports we file with the SEC within the required time periods.

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

Management’s Assessment of the Effectiveness of Our Internal Control over Financial Reporting as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control – Integrated Framework (2013). Based on this assessment, management believes that, as of December 31, 2017, our internal control over financial reporting is effective based on those criteria.

Attestation Report of the Independent Registered Public Accounting Firm. The effectiveness of internal controls over financial reporting as of December 31, 2017 has been audited by Ernst & Young Auditores Independentes S.S., or EY, the independent registered public accounting firm who also audited our consolidated financial statements for the year then ended. EY’s report on our internal controls over financial reporting is included herein.

ITEM 16.    Reserved

ITEM 16A.   Audit Committee Financial Expert

Our board of directors has determined that André Jánszky, a member of our audit committee, is an audit committee financial expert, as defined by current SEC rules, and meets the applicable independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6C. Board Practices—Committees of the Board of Directors and Board of Executive Officers—Audit Committee.”

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

ITEM 16C.   Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our principal accountants, Ernst & Young Auditores Independentes S.S., during the fiscal years ended December 31, 2016 and 2017:

	2016	2017
	(in thousands of R$)
Audit fees	6,538.7	5,754.7
Audit-related fees	637.1	1,505.3
Tax fees	-	-
All other fees	-	-
Total	7,175.8	7,260.0

Audit Fees

Audit fees include the audit of our consolidated annual financial statements and internal controls, the audit of our IFRS financial statements, review of our quarterly reports and required statutory audits and regulatory filings, such as the Formulário de Referência.

Audit-Related Fees

Audit-related fees include fees for the preparation and issuance of comfort letters in connection with notes offerings and assurance of our sustainability report.

Tax Fees

There were no tax advisory services provided by our principal accountant in 2016 and 2017.

All Other Fees

There were no other services provided by our principal accountants in 2016 and 2017.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by our principal accountant. Any services provided by our principal accountant that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2016 and 2017, none of the fees paid to EY were approved pursuant to the de minimis exception.

ITEM 16D.   Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
April 11 – April 19, 2018(1)	740,000	R$21.51	740,000	N/A
Total	740,000	R$21.51	740,000	N/A

(1) Pursuant to a share repurchase program announced on April 10, 2018, to comply with our restricted shares plan, we repurchased through transactions on the B3 740,000 preferred shares, representing 0.2776% of our total preferred shares issued and 0.2124% of our capital stock, calculated considering the ratio of 35:1 of dividend rights of holders of common shares to those of holders of preferred shares. As a result of these repurchases, as of the date of this annual report, we hold 1,018,612 preferred shares in treasury, representing 0.3821% of our total preferred shares issued and 0.2924% of our capital stock. We terminated the share repurchase program on April 19, 2018.

ITEM 16F.   Change in Registrant’s Certifying Accountant

None.

ITEM 16G.  Corporate Governance

Significant Differences between Our Corporate Governance Practices and NYSE Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (a) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (b) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules and (c) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practices required to be followed by U.S. listed companies. Following is a discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies.

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

Under the Brazilian corporation law, the fiscal board may not contain members that (i) are on our board of directors, (ii) are on our board of executive officers, (iii) are employed by us or a controlled company, (iv) are spouses or relatives of any member of our management up to the third degree, (v) hold any position at any of our competitors or have any conflicting interest with us or (vi) were forbidden by the CVM to hold a public office position. Our by-laws provide for a non-permanent fiscal board to be elected only by our shareholders’ request at a general shareholders’ meeting. The fiscal board, when elected, will be comprised of a minimum of three and a maximum of five members and an equal number of alternate members. In 2015, 2016 and 2017, our shareholders did not request the election of a fiscal board.

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

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Our internal audit and compliance department was created in 2004 under the supervision of our chief financial officer and our audit committee, and it is responsible for our compliance with the requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 regarding internal control over financial reporting. The internal audit department reports to our chief executive officer and the audit committee.

ITEM 16H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.    Financial Statements

See “Item 18. Financial Statements.”

ITEM 18.    Financial Statements

See our audited consolidated financial statements beginning on Page F-1.

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

4.1

Agreement, dated April 15, 2015, between the Registrant and Petrobras Distribuidora S.A., including Amendment 1 thereto, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2015, as filed on April 28, 2016.

4.2	+

Amendments 2 through 4 to Agreement, dated April 15, 2015, between the Registrant and Petrobras Distribuidora S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2016, as filed on May 1, 2017.

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

4.13	+

Amendments 36 through 40 to Navitaire Hosted Services Agreement between Navitaire Inc. and VRG Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2016, as filed on May 1, 2017.

4.14

Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.

4.15

Supplemental Agreements 1 and 2 to the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 28, 2014.

4.16

Supplemental Agreements 3 through 5 to the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2015, as filed on April 28, 2016.

4.17	+

Supplemental Agreements 7 and 8 to the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2016, as filed on May 1, 2017.

4.18	*+	Amendment 44 to Navitaire Hosted Services Agreement between Navitaire LLC and Gol Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A.
8.1	*	List of Subsidiaries.
12.1	*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
12.2	*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
13.1	*	Section 1350 Certification of Chief Executive Officer.
13.2	*	Section 1350 Certification of Chief Financial Officer.
*		Filed herewith.
+		Certain portions of the exhibit have been omitted from the public filing and were separately filed with the SEC with a request for confidential treatment.

Signature

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:               /s/ Paulo Sergio Kakinoff
Name:         Paulo Sergio Kakinoff
Title:            Chief Executive Officer

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:               /s/ Richard F. Lark, Jr.
Name:         Richard F. Lark, Jr.
Title:            Chief Financial Officer

Dated: April 30, 2018

Consolidated financial statements

GOL Linhas Aéreas Inteligentes S.A.

December 31, 2017, 2016 and 2015

with Reports of Independent Registered Public Accounting Firm

Gol Linhas Aéreas Inteligentes S.A.

Consolidated financial statements

December 31, 2017, 2016 and 2015

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Gol Linhas Aéreas Inteligentes S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Gol Linhas Aéreas Inteligentes S.A. (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 30, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

We have served as the Company's auditor since 2014.

São Paulo, Brazil

April 30, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Gol Linhas Aéreas Inteligentes S.A.

Opinion on Internal Control over Financial Reporting

We have audited Gol Linhas Aéreas Inteligentes S.A.’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Gol Linhas Aéreas Inteligentes S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2017,and the related notes and our report dated April 30, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ ERNST & YOUNG

Auditores Independentes S.S.

São Paulo, Brazil

April 30, 2018

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of financial position
As of december 31, 2017 and 2016
(In thousands of Brazilian Reais - R$)

Assets	Note	12/31/2017	12/31/2016

Current assets
Cash and cash equivalents	3	1,026,862	562,207
Short-term investments	4	955,589	431,233
Trade receivables	6	936,478	760,237
Inventories	7	178,491	182,588
Recoverable taxes	8.1	83,210	27,287
Derivatives	27	40,647	3,817
Other current assets		123,721	113,345
Total current assets		3,344,998	2,080,714

Noncurrent assets
Deposits	9	1,163,759	1,188,992
Restricted cash	5	268,047	168,769
Recoverable taxes	8.1	7,045	72,060
Deferred taxes	8.2	276,514	107,159
Other noncurrent assets		-	4,713
Investments	12	1,333	17,222
Property, plant and equipment	14	3,195,767	3,025,010
Intangible assets	15	1,747,285	1,739,716
Total noncurrent assets		6,659,750	6,323,641

Total assets		10,004,748	8,404,355

The accompanying notes are an integral part of these consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of financial position
As of december 31, 2017 and 2016
(In thousands of Brazilian Reais - R$)

Liabilities and equity	Note	12/31/2017	12/31/2016

Current liabilities
Short-term debt	16	1,162,872	835,290
Suppliers		1,249,124	1,097,997
Suppliers - Forfaiting	17	78,416	-
Salaries		305,454	283,522
Taxes payable	18	134,951	146,174
Landing fees		365,651	239,566
Advance ticket sales	19	1,456,939	1,185,945
Mileage program	20	765,114	781,707
Advances from customers		21,718	16,823
Provisions	21	46,561	66,502
Derivatives	27	34,457	89,211
Operating leases	26	28,387	7,233
Other liabilities		100,401	98,772
Total current liabilities		5,750,045	4,848,742

Noncurrent liabilities
Long-term debt	16	5,942,795	5,543,930
Suppliers		222,026	13,517
Provisions	21	562,628	723,713
Mileage program	20	188,204	219,325
Deferred taxes	8.2	188,005	338,020
Taxes payable	18	66,196	42,803
Operating leases	26	110,723	-
Other liabilities		43,072	31,056
Total noncurrent liabilities		7,323,649	6,912,364

Equity	22
Capital stock		3,082,802	3,080,110
Share issuance costs		(155,618)	(155,618)
Treasury shares		(4,168)	(13,371)
Capital reserves		88,762	91,399
Equity valuation adjustments		(79,316)	(147,229)
Share-based payments reserve		119,308	113,918
Gains on change in investment		760,545	693,251
Accumulated losses		(7,293,274)	(7,312,458)
Deficit attributable to equity holders of the parent		(3,480,959)	(3,649,998)

Non-controlling interests from Smiles		412,013	293,247

Total deficit		(3,068,946)	(3,356,751)

Total liabilities and deficit		10,004,748	8,404,355

The accompanying notes are an integral part of these consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of operations
For the years ended of December 31, 2017, 2016 and 2015
(In thousands of Brazilian Reais - R$, except basic and diluted earnings (loss) per share)

	Note	12/31/2017	12/31/2016	12/31/2015
Net revenue
Passenger		9,185,805	8,671,442	8,583,388
Cargo and other		1,390,217	1,195,893	1,194,619
Total net revenue	23	10,576,022	9,867,335	9,778,007

Operating costs and expenses
Salaries		(1,708,111)	(1,656,785)	(1,580,531)
Aircraft fuel		(2,887,737)	(2,695,390)	(3,301,368)
Aircraft rent		(939,744)	(996,945)	(1,100,086)
Sales and marketing		(590,814)	(555,984)	(617,403)
Landing fees		(664,170)	(687,366)	(681,378)
Aircraft, traffic and mileage servicing		(874,736)	(753,497)	(678,075)
Maintenance, materials and repairs		(368,719)	(593,090)	(603,925)
Depreciation and amortization		(505,425)	(447,668)	(419,691)
Passenger service expenses		(437,045)	(461,837)	(481,765)
Other operating expenses		(610,310)	(320,948)	(493,621)
Total operating costs and expenses		(9,586,811)	(9,169,510)	(9,957,843)

Equity results	12	544	(1,280)	(3,941)
Income (loss) before financial result, net and income taxes		989,755	696,545	(183,777)

Financial results	24
Financial income		213,446	568,504	332,567
Financial expenses		(1,050,461)	(1,271,564)	(1,328,891)
Exchange rate variation, net		(81,744)	1,367,937	(2,266,999)
Total financial results		(918,759)	664,877	(3,263,323)

Income (loss) before income taxes		70,996	1,361,422	(3,447,100)

Income taxes
Current		(239,846)	(257,944)	(196,140)
Deferred		547,059	(1,114)	(648,000)
Total income taxes	8	307,213	(259,058)	(844,140)

Net income (loss) for the year		378,209	1,102,364	(4,291,240)

Net income (loss) attributable to:
Equity holders of the parent		19,184	849,619	(4,460,883)
Non-controlling interests from Smiles		359,025	252,745	169,643

Basic earnings (loss) per share
Per common share	13	0.002	0.070	(0.422)
Per preferred share	13	0.055	2.455	(14.764)

Diluted earnings (loss) per share
Per common share	13	0.002	0.070	(0.422)
Per preferred share	13	0.055	2.450	(14.764)

The accompanying notes are an integral part of these consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of comprehensive income (loss)

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$)

	Note	12/31/2017	12/31/2016	12/31/2015

Net income (loss) for the year		378,209	1,102,364	(4,291,240)

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods	27
Cash flow hedge		67,913	123,889	(60,949)
Tax effect		-	(92,179)	20,723
Total		67,913	31,710	(40,226)

Total comprehensive income (loss) for the year		446,122	1,134,074	(4,331,466)

Comprehensive income (loss) for the year attributable to:
Equity holders of the parent		87,097	881,329	(4,501,109)
Non-controlling interests from Smiles		359,025	252,745	169,643

The accompanying notes are an integral part of these consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of changes in equity

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$)

						Capital reserves
	Note	Capital stock	Advance for future capital increase	Share issuance costs	Treasury shares	Goodwil on transfer of shares	Special goodwill reserve of subsidiary	Unrealized hedge gains (losses)	Share- based payments	Gains on change in investment	Accumulated losses	Total attributable to equity holders of the parent	Smiles’ non- controlling interests	Total
Balances as of December 31, 2014		2,618,748	51	(150,214)	(31,357)	32,387	70,979	(138,713)	93,763	687,163	(3,701,194)	(518,387)	185,413	(332,974)
Other comprehensive income (loss), net		-	-	-	-	-	-	(40,226)	-	-	-	(40,226)	-	(40,226)
Net loss for the year		-	-	-	-	-	-	-	-	-	(4,460,883)	(4,460,883)	169,643	(4,291,240)
Stock options exercised		89	(51)	-	-	-	-	-	-	-	-	38	3,737	3,775
Capital increase		461,273	-	-	-	-	-	-	-	-	-	461,273	-	461,273
Share issuance costs		-	-	(5,009)	-	-	-	-	-	-	-	(5,009)	-	(5,009)
Share-based payments		-	-	-	-	-	-	-	13,516	-	-	13,516	836	14,352
Gains on change in investment		-	-	-	-	-	-	-	-	3,216	-	3,216	1,215	4,431
Restricted shares transferred		-	-	-	8,658	(4,505)	-	-	(4,153)	-	-	-	-	-
Interest attributable to shareholders’ equity		-	-	-	-	-	-	-	-	-	-	-	(17,566)	(17,566)
Dividends declared		-	-	-	-	-	-	-	-	-	-	-	(119,256)	(119,256)
Balances as of December 31, 2015		3,080,110	-	(155,223)	(22,699)	27,882	70,979	(178,939)	103,126	690,379	(8,162,077)	(4,546,462)	224,022	(4,322,440)
Other comprehensive income, net		-	-	-	-	-	-	31,710	-	-	-	31,710	-	31,710
Stock option exercised		-	-	-	-	-	-	-	-	-	-	-	3,507	3,507
Share issuance costs		-	-	(395)	-	-	-	-	-	-	-	(395)	-	(395)
Share-based payments		-	-	-	-	-	-	-	12,658	-	-	12,658	413	13,071
Gains on change in investment		-	-	-	-	-	-	-	-	2,872	-	2,872	313	3,185
Net income for the year		-	-	-	-	-	-	-	-	-	849,619	849,619	252,745	1,102,364
Restricted shares transferred		-	-	-	9,328	(7,462)	-	-	(1,866)	-	-	-	-	-
Interest attributable to shareholders’ equity		-	-	-	-	-	-	-	-	-	-	-	(10,422)	(10,422)
Dividends declared		-	-	-	-	-	-	-	-	-	-	-	(177,331)	(177,331)
Balances as of December 31, 2016		3,080,110	-	(155,618)	(13,371)	20,420	70,979	(147,229)	113,918	693,251	(7,312,458)	(3,649,998)	293,247	(3,356,751)
Other comprehensive income, net		-	-	-	-	-	-	67,913	-	-	-	67,913	-	67,913
Stock options exercised		2,692	-	-	-	-	-	-	-	-	-	2,692	-	2,692
Capital increase from exercise of stock option in subsidiary		-	-	-	-	-	-	-	-	-	-	-	1,988	1,988
Share issuance costs		-	-	-	-	-	-	-	-	-	-	-	(523)	(523)
Share-based payments	11	-	-	-	-	-	-	-	11,956	-	-	11,956	192	12,148
Gains on change in investment		-	-	-	-	-	-	-	-	3,994	-	3,994	-	3,994
Sale of interest in subsidiary	12	-	-	-	-	-	-	-	-	63,300	-	63,300	4,865	68,165
Restricted shares transferred		-	-	-	9,203	(2,637)	-	-	(6,566)	-	-	-	-	-
Net income for the year		-	-	-	-	-	-	-	-	-	19,184	19,184	359,025	378,209
Interest attributable to shareholders’ equity declared by Smiles		-	-	-	-	-	-	-	-	-	-	-	(14,071)	(14,071)
Minimum dividends declared by Smiles		-	-	-	-	-	-	-	-	-	-	-	(46,931)	(46,931)
Additional dividends distributed by Smiles		-	-	-	-	-	-	-	-	-	-	-	(185,779)	(185,779)
Balances as of December 31, 2017		3,082,802	-	(155,618)	(4,168)	17,783	70,979	(79,316)	119,308	760,545	(7,293,274)	(3,480,959)	412,013	(3,068,946)

The accompanying notes are an integral part of these consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Statements of cash flows

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$)

	12/31/2017	12/31/2016	12/31/2015
Operating activities
Net income (loss) for the year	378,209	1,102,364	(4,291,240)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	505,425	447,668	419,691
Allowance for doubtful accounts	24,913	9,806	39,287
Provisions for legal proceedings	158,263	189,244	44,460
Provisions (reversals) for inventory obsolescence	3,059	-	(414)
Deferred taxes	(547,059)	1,114	648,000
Equity results	(544)	1,280	3,941
Share-based payments	14,849	13,524	14,352
Exchange and monetary variations, net	95,132	(1,149,616)	1,723,441
Interest on debt and finance lease	566,902	682,188	600,410
Unrealized hedge results	8.639	82,990	18,475
Provision for profit sharing	65,573	56,238	10,633
Write-off of property, plant and equipment and intangible assets	145,855	181,308	25,069
Write-off of goodwill on investment in associate	15,184	-	-
Losses from capital increase in associate	-	1,368	-
Other	-	16,232	-
Gain on redemption of debt	-	(286,799)	-
	1,434,400	1,348,909	(743,895)

Changes in assets and liabilities:
Trade receivables	(198,370)	(307,574)	(149,623)
Short-term investments	(353,231)	83,062	309,749
Inventories	1,038	16,648	(60,140)
Deposits	46,388	(323,641)	21,077
Suppliers	(202,462)	204,184	210,474
Suppliers - Forfaiting	76,157	-	-
Advance ticket sales	270,994	(20,710)	105,044
Mileage program	(47,714)	9,374	211,940
Advances from customers	4,895	3,364	10,263
Salaries	(43,641)	(23,351)	(15,438)
Landing fees	126,085	(74,090)	(1,492)
Taxes obligation	460,980	257,464	233,930
Derivatives	(32.310)	(13,384)	(6,267)
Provisions	(270,970)	(253,643)	(61,386)
Operating leases	131,877	(158,994)	166,227
Other assets (liabilities)	18,157	64,220	(67,602)
Interest paid	(528,398)	(606,405)	(548,773)
Income taxes paid	(221,122)	(226,500)	(213,555)
Net cash flows from (used in) operating activities	672,753	(21,067)	(599,467)
Investing activities
Sale of interest in subsidiary	68,163	-	-
Short-term investments of Smiles	(171,174)	(45,651)	(254,416)
Restricted cash	(100,835)	542,107	(403,854)
Capital increase in associate	-	(3,439)	-
Advances for property, plant and equipment acquisition, net	68,679	536,444	(167,646)
Property, plant and equipment	(370,438)	(409,709)	(391,731)
Intangible assets	(55,449)	(29,656)	(42,812)
Dividends received from associate	1,249	1,993	1,302
Net cash flows (used in) from investing activities	(559,805)	592,089	(1,259,157)

Gol Linhas Aéreas Inteligentes S.A.

Statements of cash flows

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$)

	2017	2016	2015
Financing activities
Loan funding	1,898,738	-	2,510,521
Debt issuance and exchange offer costs	(65,628)	(27,249)	(41,990)
Loan payments	(274,480)	(520,519)	(1,632,039)
Early payment of Senior Notes	(707,142)	-	-
Finance lease payments	(239,092)	(342,791)	(409,519)
Dividends and interest attributable to shareholders’ equity paid to non-controlling interests of Smiles	(254,892)	(171,829)	(136,822)
Capital increase	2,692	-	465,048
Share issuance costs	(523)	(395)	(5,009)
Net cash flows from (used in) financing activities	359,673	(1,062,783)	750,190

Foreign exchange variation on cash held in foreign currencies	(7,966)	(18,364)	281,993

Net increase (decrease) in cash and cash equivalents	464,655	(510,125)	(826,441)

Cash and cash equivalents at beginning of the year	562,207	1,072,332	1,898,773
Cash and cash equivalents at end of the year	1,026,862	562,207	1,072,332

Statements of cash flows – Additional information

Non-cash transactions
Interest on shareholders’ equity and dividends, net of taxes	(49,602)	-	-
Deposits in guarantee for lease agreements	10,307	-	-
Write-off of finance lease agreements	(15,334)	-	-
Renegotiation of finance lease agreements	-	549,144	145,487
Provision for aircraft return	-	97,423	259,673
Software acquisition	-	25,660	-
Engine maintenance financing	529,775	201,170	-
Property, plant and equipment acquisition through Finimp	63,066	-	107,592

The accompanying notes are an integral part of these consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.    General information

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GLAI”) is a publicly-listed company incorporated on March 12, 2004, under the Brazilian Corporate Law. The Company is a holding company of the following main subsidiaries: (i) Gol Linhas Aéreas S.A. (“GLA”, formerly “VRG Linhas Aéreas S.A.”), which is mainly engaged in (a) the regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the regulator; and (b) other activities in relation to flight transport services provided in its by-laws; and (ii) Smiles Fidelidade S.A. (“Smiles Fidelidade”, formerly Webjet Participações S.A. prior to the change in the corporate name on July 1, 2017), which mainly operates (a) the development and management of its own or third party’s customer loyalty program, and (b) sale of redemption rights of awards related to the loyalty program.

Additionally, the Company is the direct parent company of the wholly-owned subsidiaries GAC Inc. (“GAC”), Gol Finance Inc., Gol Finance, formerly Gol LuxCo S.A. (“Gol Finance”), Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”), and indirect parent company of Smiles Viagens e Turismo S.A. (“Smiles Viagens”).

The Company’s corporate address is located at Praça Comandante Linneu Gomes, s/n, concierge 3, building 24, Jardim Aeroporto, São Paulo, Brazil.

The Company’s shares are traded on the B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”). The Company adopted Level 2 Differentiated Corporate Governance Practices from the B3 and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created for companies committed to apply differentiated corporate governance practices.

GLA is highly sensitive to the economy and also to the U.S. dollar, as approximately 50% of its costs are denominated in U.S. dollar. To overcome the challenges faced throughout 2016, the Company implemented a plan to improve its liquidity and its operating margin. As a result, the Company has been improving its liquidity and ability to respond effectively to the adverse events caused by the instability of the Brazilian economic scenario. The diligent work performed to adjust the fleet size to the economy growth and match seat supply to demand are some of the ongoing initiatives implemented to maintain a high load factor. The Company will continue to maintain a solid strategy of liquidity initiatives, such as the adjustment of the route network, initiatives to reduce costs and the adjustment of its capital structure.

Moving forward with its liquidity plan, at the end of December 2017, the Company implemented several initiatives to restructure its debt, reducing the financial cost of its debt. The offering of Senior Notes on December 11, 2017 raised US$500 million, at lower rates, was partially used to amortize the Company’s most onerous debt and will significantly reduce the financial cost as from 2018. Other initiatives are scheduled for 2018, reinforcing the Company’s commitment to reducing the financial cost in order to promote and solidify its liquidity strategy.

Even in a scenario with an outlook for improvement, the Company is subject to uncertainties in the Brazilian economy and political scenario that may directly impact the effectiveness of the expected results.

Management understands that the business plan prepared, presented and approved by the Board of Directors on January 11, 2018, shows strong elements to continue as going concern.

On July 1, 2017, due to change in the organizational structure, and to generate tax savings from the use of tax losses carryforward, the Company approved a corporate restructuring through the merger of Smiles S.A. and Smiles Fidelidade S.A.. As a result of the merger, Smiles S.A. was dissolved and all its assets, rights and obligations were transferred to Smiles Fidelidade S.A., pursuant to articles 224, 225, 227 and 264 of the Brazilian Corporate Law.

Irregular Payments Investigation

In 2016, the Company received inquiries from Brazilian tax authorities regarding certain payments to firms that turned out to be owned by politically exposed persons in Brazil. Following an internal investigation, the Company engaged U.S. and Brazilian legal counsel to conduct an external independent investigation to ascertain the facts with regard to these and any other payments identified as irregular

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

and to evaluate the adequacy and effectiveness of the Company’s internal control and compliance programs in light of the findings of the investigation.

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

The external independent investigation was concluded in April 2017. It revealed that certain additional irregular payments were made to politically exposed persons. None of the amounts paid were material (individually or in the aggregate) in terms of cash flow, and none of our current employees, representatives or members of the board or Management knew of any illegal purpose behind any of the identified transactions or knew of any illicit benefit to the Company arising out of the transactions investigated. The Company reported the conclusions of the investigation to the relevant authorities and will maintain them informed of any developments, as well as collaborate with them in their analysis. These authorities may impose fines and possibly other sanctions on the Company.

The Company continue to take steps to strengthen and expand its internal control and compliance programs. Among other measures, the Company are monitoring its transactions with politically exposed persons, and enhanced its procurement procedures, including the contracting and execution of services by outside providers. The Company have hired specialists to assess risks and review internal controls related to fraud and corruption to identify and help us implement further improvements, and the Company will continue to hire specialists to implement any necessary improvements, as well as systems to monitor its transactions and train its employees.

2.    Approval and summary of significant accounting policies applied in preparing the financial statements

The Company’s consolidated financial statements were authorized for issue by Management on April 30, 2018.

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

The Company's consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 were prepared based on the going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business.

Except for Gol Dominicana, which functional currency is U.S. dollar, the Company and its subsidiaries functional currency is the Brazilian Real. The presentation currency of these consolidated financial statements is the Brazilian Real.

Certain comparative amounts were reclassified to conform to the current year presentation.

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Basis of consolidation

The consolidated financial statements comprise Gol Linhas Aéreas Inteligentes S.A., its subsidiaries, jointly controlled and associate, as follows:

Entity	Date of constitution	Location	Operational activity	Type of control	% equity interest
					12/31/2017	12/31/2016
Extensions:
GAC	03/23/2006	Cayman Islands	Aircraft acquisition	Direct	100.0	100.0
Gol Finance Inc.	03/16/2006	Cayman Islands	Financial funding	Direct	100.0	100.0
Gol Finance	06/21/2013	Luxembourg	Financial funding	Direct	100.0	100.0
Subsidiaries:
GLA	04/09/2007	Brazil	Flight transportation	Direct	100.0	100.0
Smiles Fidelidade	08/01/2011	Brazil	Loyalty program	Direct	52.7	53.8
Smiles Viagens (*)	08/10/2017	Brazil	Travel agency	Indirect	100.0	-
Gol Dominicana	02/28/2013	Dominican Republic	Non-operational	Direct	100.0	100.0
Jointly controlled:
SCP Trip	04/27/2012	Brazil	Flight magazine	Indirect	60.0	60.0
Associate:
Netpoints	11/08/2013	Brazil	Loyalty program	Indirect	25.4	25.4

 (*) The entity is a start up.

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

For the years ended December 31, 2017, 2016 and 2015

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

f)       Financial assets and liabilities

Financial assets

After initial recognition, these are measured in each balance sheet with the pre¬defined classification, based on the purposes for which they were acquired or issued, as described below:

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

ii.

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

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Derivatives: Changes on aircraft fuel, interest rate and foreign expose the Company and its subsidiaries to risks that may affect its financial performance. In order to mitigate these risks, the Company uses financial instruments that may or may not be designated as hedge accounting, and, if designated, are classified as cash flow hedges or fair value hedges.

·         Not designated as hedge accounting: the Company may use derivative financial instruments as not designated as hedge accounting when the objectives of the risk Management do not require such classification. The non¬designated operations have movements in fair value directly recognized in financial results.

·         Designated as cash flow hedge: hedge the income or expenses from the fluctuations on exchange rates. The effectiveness is based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items. The instruments are considered as effective when the fluctuation in the value of derivatives offsets between 80% and 125% the impact of the price fluctuation on the cost or expense of the hedged item. The balance of the actual fluctuations in the fair values of the derivatives are classified in equity (under “Other comprehensive income (loss”) and the ineffective gains or losses are recognized in profit or loss (under “Financial results”), until the revenue recognition or hedged expense under the same item of profit or loss in which the item is recognized.

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

Hedge accounting is discontinued prospectively when the Company (i) cancel the hedge operation (ii) the derivative matures or is sold, terminated, or exercised, or (iii) when no longer qualifies as hedge accounting. If the operation is discontinued, any gains or losses previously registered and accumulated in equity in “Other comprehensive income (loss)” until that date are registered on statement of operations as the operation is registered. When the Company expects that the hedge operation will no longer occur, the accumulated and deferred gains or losses in equity are immediately recorded in profit or loss, under the same line that it was initially recorded.

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

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Certain lease agreements establish that if a maintenance event does not occur, the deposits are not refundable. Any excess amounts retained by the lessor upon termination of the lease agreement are recognized in profit or loss, under “maintenance, materials and repairs”.

Additionally, the Company maintains agreements with some lessors under which the deposits have been replaced by letters of credit, which can be executed by the lessor if the aircraft maintenance is not performed as scheduled. Many of the aircraft lease agreements do not require maintenance deposits and are guaranteed with letters of credit. As of December 31, 2017, no letter of credit has been executed.

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

Gains or losses related to sale-leaseback transactions classified as an operating lease after the rights sale are accounted as follows:

·         Immediately recorded in profit or loss when it is clear that the transaction is established at fair value;

·         If the sale price is below fair value, any profit or loss is immediately recognized as other (expense) income, however if the loss is compensated by future lease payments at below or above market price (the gains or losses are deferred and amortized in proportion to the lease payments during the period that the assets will be used);

·         In the event of the sale price being higher than the fair value of the asset, the value exceeding the fair value is deferred and amortized during the period when the asset is expected to be used. The amortization of the gain is recorded as a reduction in lease expenses.

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The amount of deferred losses is recorded as other current or noncurrent assets, and the amount of deferred gains is recorded as other liabilities. The breakdown between short and long-term is based on the lease terms.

If the sale-leaseback transactions results in finance lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term. The Company did not enter into any sale-leaseback transaction that resulted in a finance lease during the years ended December 31, 2017, 2016 and 2015.

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

Lease agreements: assets held through finance leases, when the risks and rewards are transferred to the Company, the asset is registered on the balance sheet. At the beginning of the lease agreement, the Company registers the finance lease as asset and the liability at fair value, or, if lower, the present value of the minimum lease payments.

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

Capitalization of major engine, aircraft and APU (Auxiliary Power Unit) maintenance expenses: costs on major maintenance (including replacement and labor parts) are capitalized only when there is an extension of the estimated useful life of the aircraft or the engine. Such costs are capitalized and depreciated until the next major maintenance. Incurred costs that do not extend the useful life of the aircraft, the engine or APU’s, or related to other components of the aircraft are recognized directly in profit or loss.

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

j)       Intangible assets

Intangible assets are non-monetary assets without physical properties, which carrying amount of intangible assets with indefinite life is tested for impairment annually or when strong evidence of changes in circumstances indicates that the carrying amount may not be recoverable.

Goodwill: goodwill is annually tested for impairment by comparing the carrying amount of the cash-generating units (GLA and Smiles Fidelidade) with its recoverable amount. Management exercises considerable judgment to assess the impact of operating and macroeconomic changes in order to estimate the future cash flows and measure the recoverable amount of that asset.

Airport operating rights: airport operating rights were acquired as part of the acquisition of GLA and of Webjet (formerly named Webjet Linhas Aéreas S.A.), and were recognized at fair value at the acquisition date and are not amortized. Those rights are considered to have an indefinite useful life due to several factors and considerations, including requirements and necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The carrying value of these rights is evaluated annually as to its recoverable amount or in case of changes in circumstances indicates that carrying values may not be recoverable. No impairment has been recorded until as of the balance sheet date.

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

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

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

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

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

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

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

2.3.      New standards, amendments and interpretations

a)       Standards issued but not yet effective:

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – “Financial Instruments”, that replaces IAS 39 – “Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing fully comparative information is not compulsory. The adoption of IFRS 9 will not affect the classification and measurement of the Company’s financial assets. One of the main impacts is the measurement of the allowance for doubtful accounts, which will be calculated based on expected credit losses instead of estimated losses. The Company expects a reduction of approximately 30% in estimated losses. Related to the effects on derivatives, the Company expects that the main changes from adoption of IFRS 9 will be related to the documentation of hedging strategy policies.

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

IFRS 15 – Revenue from Contracts with Customers

IFRS15 - Revenue from Contracts with Customers was issued in May 2014 and amended in April 2016, and is effective for fiscal years beginning on or after January 1, 2018. IFRS15 presents revenue recognition principles based on a five-step model to be applied to all contracts with customers, in accordance with the entity’s performance requirements. The Company will  adopt the new standard on the date it becomes effective, as of January 1, 2018, using the full retrospective method. In 2017, the Company carried out an assessment of IFRS 15, which is subject to changes due to more detailed analyses that are still in progress. Among the main challenges for the adoption of IFRS 15, the Company believes that the recognition of the following revenues may change compared with the current accounting:

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

a) Passenger revenue arising from codeshare agreements: corresponds to agreements where two or more airlines get into an agreement to provide air transportation services. In transactions when the Company will act as principal, revenue will be recognized based on the gross value of the transaction (price of the ticket to the final customer), and in transactions when the Company will act as agent, revenue will be recognized based on the net value of the transaction (sale price less the amount payable to the other airline). The Company did not identify any impact of the change to this standard on revenue arising from codeshare agreements.

b) Ancillary revenue: comprises all revenue related to air transportation services, such as excess baggage, cancelation fees and refunds, as cancellations, no-show, among others. These revenues were assessed and will be classified as “related to the main service”, and will be recognized only when the air transportation service is incurred. In this regard, the Company concluded its assessment and estimated impacts of approximately R$14 million as a result of changes to the timing of recognition of revenues and approximately R$500 million from the reclassification of revenues from “Other revenue” to “Passenger revenue”.

c) Breakage revenue: comprises the expectation of mileage and tickets that are not likely to be used by the customer. To recognize these revenues, the Company uses analysis tools and statistical data that allow the estimate to be calculated with a reasonable level of certainty. Given the standard’s specific requirements regarding this, the Company concluded that its methodologies are in compliance with IFRS 15.

d) Mileage program: Presentation as agent: the main impact refers to the presentation of gross revenue with redemption of premiums net of their respective costs. Mileage valuation: there are no impacts resulting from the mileage valuation, since they are priced based on the sales value, considering that the Smiles Mileage Program operates independently. As a consequence, there is no change in the valuation of the tickets that are originated from the redemption of the mileage program.

IFRS 16 – Leases

IFRS 16 was issued in January 2016, and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Lease-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets the principles for recognition, measurement, presentation and disclosure of leases and require lessess to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. IFRS 16 requires that, for the majority of leases, the lessor records an asset related to the right of use of the leased item, and a liability related to the lease. The Company has 88 aircraft leased as operational leases of the total of 119 aircraft, and the adoption of this standard will have a material impact on the Company, with the potential increase in the assets corresponding to the right of use of the leased item and liabilities related to the leases, which will be recorded in the statements of financial position as from the adoption date.

IFRIC 22 – Foreign Currency Transactions and Advance Consideration

IFRIC 22 clarifies that in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a nonmonetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognises the non-monetary asset or nonmonetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine the transaction date for each payment or receipt of advance consideration. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018, and intended to eliminate diversity in practice, when recognising the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or nonmonetary liability relating to advance consideration received or paid in a foreign currency. The Company does not expect this interpretation to have significant impacts, as transactions with these characteristics already comply with this interpretation.

IFRIC 23 – Uncertainty over Income Tax Treatment

IFRIC 23 addresses the accounting for income taxes when tax treatments involve uncertainty that

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019, and the Company does not expect significant impacts from the adoption of this interpretation.

IFRS 2 – Classification and Measurement of Share-based Payment Transactions – Amendments to IFRS 2

The IASB iassued amendments to IFRS 2 – Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of an share-based payment transaction changes its classification from cash settled to equity settled. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permited if elected for all three amendments and the other criteria are met. The amendments are effective for annual periods beginning on January 1, 2018, and early application is permitted. The Company does not expect significant impacts from the adoption of these amendments on its consolidated financial statements.

b) Annual improvements – Applicable to annual periods beginning on or after January 1, 2017:

Amendments to IFRS 12 – Disclosure of Interests in other Entities: Clarification of the scope of disclosure requirements in IFRS 12

The amendments clarify that the disclosure requirements in IFRS 12 apply to an entity’s interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified (or included in a disposal group that is classified) as held for sale. These amendments did not affect the Company’s consolidated financial statements.

Amendments to IAS 12 – Income Taxes: Recognition of Deferred Tax Assets for Unrealised Losses

The amendments clarify on the recognition requirements of deferred tax assets for unrealized losses and the method to assess the existence of probable future taxable income against which the deductible temporary differences can be utilized. These amendments did not affect the Company’s consolidated financial statements.

Amendments to IAS 7 – Statement of Cash Flows: Disclosure Initiative

The amendments require entities to provide disclosure of changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). The Company has provided the information for both the current and the comparative periods in Note 28.

There are no other standards and interpretations issued but not yet adopted that, in Management's opinion, have a significant impact on the Company’s results or equity.

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

3.     Cash and cash equivalents

	12/31/2017	12/31/2016
Cash and bank deposits	427,608	246,528
Cash equivalents	599,254	315,679
Total	1,026,862	562,207

The breakdown of cash equivalents is as follows:

	12/31/2017	12/31/2016
Private bonds	164,959	45,882
Government bonds	14,039	-
Investment funds	420,256	269,797
Total	599,254	315,679

As of December 31, 2017, the private bonds were comprised by buy-back transactions and Bank Deposit Certificates - “CDBs”, remunerated at a weighted average rate equivalent to 77.6% (52.2% as of December 31, 2016) of the Interbank Deposit Certificate rate (“CDI”).

Government bonds were primarily represented by LFT, emunerated at a weighted average rate of 116.3% of the CDI rate.

The investment funds classified as cash equivalents have high liquidity and, according to the Company’s assessment, are readily convertible to a known amount of cash with insignificant risk of change in value. As of December 31, 2017, investment funds were remunerated at a weighted average rate equivalent to 99.8% (91.3% as of December 31, 2016) of the CDI rate.

4.    Short-term investments

	12/31/2017	12/31/2016
Private bonds	731,061	77,080
Government bonds	32,701	41,104
Investment funds	191,827	313,049
Total	955,589	431,233

As of December 31, 2017, private bonds were represented by time deposits and debentures, with first-tier financial institutions, remunerated at a weighted average rate equivalent to 98% of the CDI rate (38% as of December 31, 2016, mainly represented by time deposits and short-term investments with first-tier financial institutions).

Government bonds were primarily represented by LFT and LTN, remunerated at a weighted average rate of 107.7% (102.3% as of December 31, 2016) of the CDI rate.

Investment funds include private funds and bonds remunerated at a weighted average rate of 98.9% (101.0% as of December 31, 2016) of the CDI rate, the value may be subject to significant changes before redemption or maturity.

5.    Restricted cash

	12/31/2017	12/31/2016
Deposits in guarantee of letter of credit	60,423	15,721
Escrow deposits (a)	71,110	67,345
Escrow deposits - Leases (b)	116,131	78,015
Other deposits (c)	20,383	7,688
Total	268,047	168,769

(a)     Includes R$32,120 related to a contractual guarantee for the Supreme Court of Justice - STJ related to PIS and COFINS on interest attributable to shareholders’ equity paid to GLAI as described in Note 21. The other amounts relate to guarantees of GLA letters of credit.

(b)    Related to deposits made to obtain letters of credit for aircraft operating leases from GLA.

(c)     Related  mainly to bank guarantees.

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

6.    Trade receivables

	12/31/2017	12/31/2016
Local currency
Credit card administrators	454,975	345,798
Travel agencies	307,149	228,089
Cargo agencies	39,225	41,926
Airline partner companies	3,780	4,153
Other	43,871	66,774
Total local currency	849,000	686,740

Foreign currency
Credit card administrators	67,479	49,104
Travel agencies	9,829	16,323
Cargo agencies	823	2,215
Airline partner companies	47,662	31,200
Other	366	8,837
Total foreign currency	126,159	107,679

Total	975,159	794,419

Allowance for doubtful accounts	(38,681)	(34,182)

Total trade receivables	936,478	760,237

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The aging list of trade receivables, net of allowance for doubtful accounts, is as follows:

	12/31/2017	12/31/2016
Not yet due
Until 30 days	594,968	348,168
31 to 60 days	133,438	151,186
61 to 90 days	44,642	66,925
91 to 180 days	71,116	86,652
181 to 360 days	26,541	11,147
Above 360 days	241	239
Total not yet due	870,946	664,317

Overdue
Until 30 days	21,686	19,117
31 to 60 days	8,338	5,623
61 to 90 days	3,559	10,915
91 to 180 days	15,620	22,648
181 to 360 days	8,059	20,609
Above 360 days	8,270	17,008
Total overdue	65,532	95,920

Total	936,478	760,237

The changes in allowance for doubtful accounts are as follows:

	12/31/2017	12/31/2016
Balance at the beginning of the year	(34,182)	(50,389)
Additions	(24,913)	(9,806)
Unrecoverable amounts	17,649	16,250
Recoveries	2,765	9,763
Balance at the end of the year	(38,681)	(34,182)

7.    Inventories

	12/31/2017	12/31/2016
Consumables	28,006	27,281
Parts and maintenance materials	162,409	160,884
Other	585	6,867
Provision for obsolescence	(12,509)	(12,444)
Total	178,491	182,588

The changes in provision for obsolescence are as follows:

	12/31/2017	12/31/2016
Balances at the beginning of the year	(12,444)	(12,444)
Additions	(3,059)	-
Write-off	2,994	-
Balances at the end of the year	(12,509)	(12,444)

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

8.    Deferred and recoverable taxes

8.1.   Recoverable taxes

	12/31/2017	12/31/2016
Prepaid and recoverable income taxes	66,786	51,215
Withholding income tax (IRRF) (a)	7,308	9,601
PIS and COFINS (b)	408	16,908
Withholding tax of public institutions	6,127	8,130
Value added tax – IVA (c)	5,431	12,044
Other	4,195	1,449
Total	90,255	99,347

Current assets	83,210	27,287
Noncurrent assets	7,045	72,060

(a) IRRF: withholding income tax levied on financial income from financial investments.

(b) Contributions to Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS).

(c) IVA: Value added tax on sales of goods and services abroad.

8.2.   Deferred tax assets (liabilities) – Noncurrent

	12/31/2017	12/31/2016
Net operating losses carryforward
Income tax losses	129,316	9,149
Negative basis of social contribution	46,555	3,294

Temporary differences:
Mileage program	-	9
Allowance for doubtful accounts and other credits	63,585	13,823
Provision for losses on GLA’s acquisition	143,350	143,350
Provision for legal proceedings and tax liabilities	83,263	17,487
Aircraft return	68,438	32,515
Derivative transactions	9,603	1,635
Tax benefit due to goodwill incorporation (*)	14,588	29,177
Flight rights	(353,226)	(353,226)
Depreciation of engines and parts for aircraft maintenance	(167,913)	(148,581)
Reversal of goodwill amortization on GLA’s acquisition	(127,659)	(127,659)
Aircraft leases	34,660	30,589
Other	143,949	117,577
Total deferred taxes, net	88,509	(230,861)

Deferred tax assets – noncurrent	276,514	107,159
Deferred tax liabilities – noncurrent	(188,005)	(338,020)

(*) Related to the tax benefit from the reverse merger of G.A. Smiles Participações S.A. by Smiles S.A. Under the terms of the current tax legislation, the goodwill amortization for tax purposes will be a deductible expense on the taxable income calculation.

The Company, GLA and Smiles have net operating losses carryforward, comprised of accumulated income tax losses and negative basis of social contribution. The net operating losses carryforward do not expire; however, their compensation is limited to 30% of the annual taxable income. Net operating losses carryforward are as follows:

	GLAI		GLA		Smiles
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Income tax losses	172,547	190,125	4,134,099	3,971,845	758,289	867,403
Negative basis of social contribution	172,547	190,125	4,134,099	3,971,845	758,289	867,403

As of December 31, 2017, the tax credits from tax losses carryforward were recorded based on the reasonably expected generation of future taxable income of GLAI and its subsidiaries, subject to legal limitations. The determination of the expected future taxable income were prepared based on the

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

business plan approved by the Board of Directors on January 11, 2018.

The Company’s Management considers that the deferred assets recognized as of December 31, 2017 arising from temporary differences will be realized in connection with the realization of the deferred tax liabilities and the expectation of future results.

The analysis of the realization of deferred tax assets was prepared on a company basis, as follows:

GLAI: the Company has tax credits of R$62,548, of which R$58,666 is related to net operating losses carryforward and R$3,882 is related to temporary differences, with realization supported by the Company’s long-term plan.  However, for the year ended December 31, 2017, the Company reassessed its projections and did not recognize deferred tax assets for the amount of R$34,845 related to net operating losses carryforward.

GLA: GLA has tax credits on net operating losses carryforward of R$1,405,594. In view of recent events on the political scenario in Brazil, instability of the economic environment, fluctuations in the U.S. dollar exchange rate and other variables that can affect the projections of future results, as well as the history of losses in recent years, GLA has not recorded the recognition of total tax credits on net operating losses carryforward. On March 10 and September 19, 2017, the Company entered into the Brazilian Tax Regularization Program (“PRT”) and the Special Tax Regularization Program (“PERT”), respectively, which allowed the partial settlement of tax contingencies with tax loss carryforwards, see Note 18. As a result, the Company used tax losses carryforward of R$225,005, which was recorded in the statement of operations for the year. Additionally, the Company analyzed the realization of deferred tax assets on temporary differences and limited the recognition based on the expected realization of deferred tax liabilities on temporary differences. As a result, the Company did not recognize the net amount of R$163,416 of deferred tax assets on temporary differences.

Smiles Fidelidade: As of July 1, 2017, Smiles S.A. was incorporated by Smiles Fidelidade S.A. and, based on the projections of future taxable income, recognized a deferred tax asset on tax losses carryforward of R$193,020. The amount was recorded based on the expected generation of future taxable income of Smiles Fidelidade.

The reconciliation of the income taxes in profit or loss for the years ended December 31, 2017, 2016 and 2015 is as follows:

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2017	12/31/2016	12/31/2015
Income (loss) before income taxes	70,996	1,361,422	(3,447,100)
Income tax and social contribution tax rate	34%	34%	34%
Income at the statutory combined tax rate	(24,139)	(462,883)	1,172,014

Adjustments to calculate the effective tax rate:
Equity results	185	(435)	(1,340)
Tax income (losses) from wholly-owned subsidiaries	(106,533)	56,239	(83,702)
Income tax on permanent differences and other	(14,012)	3,803	1,920
Nontaxable revenues (nondeductible expenses), net	(51,572)	(41,913)	(111,828)
Exchange variation on foreign investments	(20,225)	242,190	(502,938)
Interest attributable to shareholders’ equity	4,817	3,543	4,673
Benefit on tax losses and temporary differences constituted (not constituted)	291,002	(59,602)	(1,322,939)
Use of tax losses in tax installment payment programs(*)	227,690	-	-
Total income taxes	307,213	(259,058)	(844,140)

Income taxes
Current	(239,846)	(257,944)	(196,140)
Deferred	547,059	(1,114)	(648,800)
Total income taxes	307,213	(259,058)	(844,140)

(*) Amount used to reduce by 76% of tax obligation from the PRT/PERT. For further information, see Note 18.

9.   Deposits

	12/31/2017	12/31/2016
Judicial deposits (a)	508,515	432,182
Maintenance deposits (b)	484,565	584,149
Deposits in guarantee for lease agreements (c)	170,679	172,661
Total	1,163,759	1,188,992

(a)   Judicial deposits

Judicial deposits and escrow accounts represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the amount in escrow accounts is related to civil and labor claims arising from the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of December 31, 2017, the blocked amounts regarding Varig S.A.’s succession lawsuits and third-party lawsuits were R$108,860 and R$74,300, respectively (R$101,352 and R$77,695 as of December 31, 2016, respectively).

(b)   Maintenance deposits

The Company made deposits in U.S. dollars for maintenance of aircraft and engines that will be used in future events as set forth in some lease contracts.

The maintenance deposits do not exempt the Company, as lessee, neither from the contractual obligations relating to maintenance of the aircraft nor from risk associated with operating activities. The Company holds the right to select any of the maintenance service providers or to perform such services internally.

The Company has two categories of maintenance deposits:

                         i.        Maintenance guarantee: related to individual deposits refundable at the end of the agreement, which may also be used in maintenance events, depending on negotiations with lessors. The balance as of December 31, 2017 was R$218,361 (R$336,318 as of December 31, 2016).

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

                        ii.        Maintenance reserve: related to amounts paid monthly based on the utilization of aircraft components, which may be used in maintenance events, according to the lease agreement. As of December 31, 2017, the balance of this reserve was R$266,204 (R$247,831 as of December 31, 2016).

(c)    Deposits in guarantee for lease agreements

As required by its lease agreements, the Company holds guarantee deposits in U.S. dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date.

10. Transactions with related parties

10.1.   Transportation and consulting services with entities controlled by the controlling shareholder

All agreements related to transportation and consulting services are held by GLA. The related parties for these services are listed below, together with the object of the agreements and their main contractual conditions:

Viação Piracicabana Ltda.: provides airport shuttle services for passengers, luggage and employees. As of July 1, 2017, an Assignment Agreement was entered into between Breda Transportes e Serviços S.A. (“assignor”) and Viação Piracicabana Ltda. (“assignee”), through which the assignee will be responsible for the rights and obligations as of the execution of the Assignment Agreement. The agreement expires on November 6, 2018.

Expresso União: provides transportation to employees, and the agreement expires on April 2, 2018.

Pax Participações S.A.: provides consulting and advisory services, and the agreement has no expiration date.

Aller Participações: provides consulting and advisory services, and the agreement has no expiration date.

Limmat Participações S.A.: provides consulting and advisory services, and the agreement has no expiration date.

For the year ended December 31, 2017, GLA recognized total expenses related to these services of R$8,583 (R$13,013 and R$16,106 for the years ended December 31, 2016 and 2015, respectively). As of December 31, 2017, the balance payable to the related parties was R$769 (R$800 as of December 31, 2016), and was mainly related to services provided by Breda Transportes e Serviços S.A. and Viação Piracicabana Ltda.

10.2.   Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, GLA entered into agreements with the related parties Empresa de Ônibus Pássaro Marron S.A., Viação Piracicabana Ltda., Thurgau Participações S.A., Comporte Participações S.A., Quality Bus Comércio De Veículos Ltda., Empresa Princesa Do Norte S.A., Expresso União Ltda., Breda Transporte e Serviços S.A., Oeste Sul Empreendimentos Imobiliários S.A. Spe., Empresa Cruz De Transportes Ltda., Expresso Maringá do Vale S.A., Glarus Serviços Tecnologia e Participações S.A., Expresso Itamarati S.A., Transporte Coletivo Cidade Canção Ltda., Limmat Participações S.A., Turb Transporte Urbano S.A., Vaud Participações S.A., Aller Participações S.A. and BR Mobilidade Baixada Santista S.A. SPE, all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify billing and facilitate payment between the participating companies.

10.3.   Agreement to use VIP lounge

On April 9, 2012, the Company entered into an agreement with Delta Air Lines Inc. (“Delta Air Lines”) for the mutual use of VIP lounge, with expected payments of US$20 per passenger. On August 30, 2016, the companies signed an  amendment of the agreement establishing a prepayment for the use of VIP lounge in the amount of US$3 milion. As of December 31, 2017, the

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

outstanding balance was R$6,779.

10.4.    Maintenance and financing contract for parts and engine maintenance

In 2010, GLA entered into an engine maintenance service agreement with Delta Air Lines. The maintenance agreement was renewed on December 22, 2016 and will expire on December 31, 2020.

On January 31, 2017, GLA entered into a loan agreement with Delta Air Lines in the amount of US$50 milion, with a maturity date on December 31, 2020, with a refund obligation to be performed by the Company, GLA and Gol Finance, pursuant to the refund agreement entered into on August 19, 2015, with a guarantee granted by the Company to GAC. Under the terms of this agreement, the Company holds flexible payment maturities regarding engine maintenance services, through a credit limit available.

During the year ended December 31, 2017, the maintenance expenses performed by Delta Air Lines was R$403,195 (R$210,220 and R$307,658 for the years ended December 31, 2016 and 2015, respectively). As of December 31, 2017, the balance payable for engine maintenance  recorded in “Suppliers” was R$372,511 (R$201,170 as of December 31, 2016).

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

10.5.   Term loan guarantee

On August 31, 2015, Delta guaranteed a US$300 million Term Loan borrowed by Gol Finance through Morgan Stanley, with a term of 5 years. The Term Loan bears an effective interest rate of 6.70% per annum, payable semi-annually.    For additional information, see Note 16.

10.6.   Strategic business partnership agreement

On February 19, 2014, the Company signed a long term strategic partnership for commercial cooperation agreement with Air France-KLM with the purpose of sales activities improvements and codeshare expansion and mileage programs benefits between the companies for the customers in the Brazilian and European markets.

The agreement provides for the incentive investment in the Company in the amount of R$112,152, fully received by the Company. The agreement will mature within 5 years and the installments will be amortized on a monthly basis. As of December 31, 2017, the Company has deferred revenue in the amount of R$20,557 and R$3,426 recorded in "Other liabilities" in the current and noncurrent liabilities, respectively (R$22,430 and R$26,169 as of December 31, 2016, in the current and noncurrent liabilities, respectively).

On January 1, 2017, the Company entered into an agreement with Air France – KLM to expand our strategic partnership by means of a credit line granted to us for the financing of maintenance payments. As of December 31, 2017, the Company had a balance of R$157,264 recorded under “Suppliers”.

10.7.   Agreements with Smiles

Operating agreement: The operating agreement determines commercial and operational relations between the Company, GLA and Smiles, as well as exclusiveness characteristics related to the Smiles Program. The 20-year operating agreement will be automatically renewed for successive five-year periods if neither party objects at least two years prior to its expiration. If a party is given notice of non-renewal, it may terminate the agreement early by providing written notification to the other party six months prior to the termination date

Back office services agreement: On December 28, 2012, GLA entered into a back office services agreement with Smiles, that contains the terms, conditions and levels of certain services in connection with back office activities including controllership, accounting, internal controls and auditing, finance, information technology, call center, inventory and legal matters. The three-year Back Office Services Agreement is automatically renewed for successive three-year periods if neither party objects 12 months prior to its expiration. Smiles may terminate portions of the Back Office Services Agreement at any time by providing prior written notice to GLA.

Main miles and tickets purchase agreement: this agreement sets the prices and the terms and conditions for the purchase of miles and sales of tickets.

Advance airline ticket purchase agreement: on February 26, 2016, GLA entered into a miles and tickets purchase agreement with Smiles, totaling up to R$1.0 billion, providing for advance ticket sales to Smiles in various tranches through June 30, 2017. In 2016 and 2017, Smiles disbursed the total amount of trhe agreement, of which R$760 million in 2016 and R$ 240 milion in 2017. On April 5, 2017, the Company entered into the first amendment to the advance ticket purchase agreement for the acquisition of new credits in the amount of R$480 milion, which will be paid in installments to be agreed upon by the parties. In 2017, the Company paid R$280 milion related to this first amendment

All the balances and transactions between the Company, GLA and Smiles were eliminated in the consolidated financial statements.

10.8.   Remuneration of key management personnel

	12/31/2017	12/31/2016	12/31/2015
Salaries and benefits (*)	57,838	38,134	28,700
Related taxes and charges	6,019	4,690	5,352
Share-based payments	11,219	11,226	10,469
Total	75,076	54,050	44,521

(*) Includes the Board of Directors’ and Audit Committee’s compensation.

As of and for the years ended December 31, 2017, 2016 and 2015, the Company did not offer post-employment benefits, and there were no severance benefits or other long-term benefits for the management and other employees. Specific benefits can be provided to the Company’s key management personnel, limited to a short-term period.

11. Share-based payments

The Company has two share-based payment plans offered to its management personnel: the Stock Option Plan and the Restricted Share Plan. Both plans stimulate and promote the alignment of the Company’s goals with management and employees, mitigate risks for the Company resulting from the loss of executives and strengthen the productivity and commitment of these executives to long-term results.

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

11.1.   Stock options plan - GLAI

The beneficiaries of the Company’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three years from the grant date, provided that they maintain their employment relationship up to the end of this period.

The stock options vest 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. For stock options granted, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the B3.

Year of grant	Date of the Board Meeting	Total options granted	Number of options outstanding as of 12/31/2017	Exercise price of the option (in Reais)	Fair value of the option at grant date (in Reais)	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2009 (a)	02/04/2009	1,142,473	149,000	10.52	8.53	76.91%	-	12.66%	1.0
2010 (b)	02/02/2010	2,774,640	796,872	20.65	16.81	77.95%	2.73%	8.65%	2.0
2011	12/20/2010	2,722,444	538,915	27.83	16.07 (c)	44.55%	0.47%	10.25%	2.9
2012	10/19/2012	778,912	392,895	12.81	5.32 (d)	52.25%	2.26%	9.00%	4.7
2013	05/13/2013	802,296	437,315	12.76	6.54 (e)	46.91%	2.00%	7.50%	5.3
2014	08/12/2014	653,130	392,042	11.31	7.98 (f)	52.66%	3.27%	11.00%	6.6
2015	08/11/2015	1,930,844	1,323,567	9.35	3.37 (g)	55.57%	5.06%	13.25%	7.6
2016	09/30/2016	5,742,732	4,237,873	2.62	1.24 (h)	98.20%	6.59%	14.25%	8.7
2017	08/08/2017	947,767	771,814	8.44	7.91 (i)	80.62%	1.17%	11.25%	9.6
Total		17,495,238	9,040,293	8.63					7.1

(a)   In April 2010, an additional grant of 216,673 shares referring to the 2009 plan was approved.

(b)   In April 2010, an additional grant of 101,894 shares referring to the 2010 plan was approved.

(c)   The fair value is calculated by the average value from R$16.92, R$16.11 and R$15.17 for the respective vesting periods (2011, 2012 and 2013).

(d)   The fair value is calculated by the average value from R$6.04, R$5.35 and R$4.56 for the respective vesting periods (2012, 2013 and 2014).

(e)   The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective vesting periods (2013, 2014 and 2015).

(f)    The fair value is calculated by the average value from R$8.20, R$7.89 and R$7.85 for the respective vesting periods (2014, 2015 and 2016).

(g)   The fair value is calculated by the average value from R$3.61, R$3.30 and R$3.19 for the respective vesting periods (2015, 2016 and 2017).

(h)   On July 27, 2016, an additional grant of 900,000 shares related to the 2016 plan was approved. The fair value was calculated by the average value from R$1.29, R$1.21 and R$1.22 for the respective vesting periods (2017, 2018 and 2019).

(i)    The fair value is calculated by the average value from R$8.12, R$7.88 and R$7.72 for the respective periods of vesting (2017, 2018 and 2019).

The movement in the stock options outstanding for the year ended December 31, 2017 is as follows:

	Number of stock options	Weighted average exercise price

Options outstanding as of December 31, 2016	8,992,055	9.14
Options granted	947,767	8.44
Options cancelled and adjustments in estimated prescribed rights	(422,763)	22.37
Options exercised	(476,766)	5.65
Options outstanding as of December 31, 2017	9,040,293	8.63

Number of options exercisable as of:
December 31, 2016	6,214,124	13.66
December 31, 2017	7,307,151	9.59

11.2.   Restricted share plan - GLAI

The Company’s restricted share plan was approved at the Extraordinary Shareholders’ Meeting of October 19, 2012, and the first grant was approved at the Board of Directors’ Meeting of November 13, 2012.

Year of grant	Date of Board Meeting	Total shares granted	Total vested shares	Average fair value at grant date
2014	08/13/2014	804,073	-	11.31
2015	04/30/2015	1,207,037	875,923	9.35
2016	09/30/2016	4,007,081	3,137,373	2.62
2017	08/08/2017	1,538,213	1,283,895	8.44
Total		7,556,404	5,297,191

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The movement in the restricted shares for the year ended December 31, 2017 is as follows:

Total restricted shares
Restricted shares outstanding as of December 31, 2016	4,609,256
Restricted shares granted	1,538,213
Restricted shares cancelled and adjustments in estimated expired rights	(235,097)
Restricted shares transferred (*)	(615,181)
Restricted shares outstanding as of December 31, 2017	5,297,191

 (*) The restricted shares transferred totaled R$6,566.

11.3.   Stock option plan – Smiles Fidelidade

The beneficiaries of the Smiles Fidelidade’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three years from the grant date, provided that they maintain their employment relationship up to the end of this period.

The stock options vest 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. For stock options granted, the expected volatility of the options is based on the historical volatility of 252 working days of the Smiles’ shares traded on the B3.

Year of grant	Date of Board Meeting	Total options granted	Number of options outstanding as of 12/31/2017	Exercise price of the option (in Reais)	Average fair value at grant date	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2013	08/08/2013	1,058,043	54,003	21.70	4.25 (a)	36.35%	6.96%	7.40%	5.5
2014	02/04/2014	1,150,000	199,050	31.28	4.90 (b)	33.25%	10.67%	9.90%	6.0
Total		2,208,043	253,053

(a)         The fair value is calculated by average value from R$4.84 and R$4.20 for the vesting periods in 2013 and 2014, and R$3.73 for the vesting periods in 2015 and 2016.

(b)         The fair value is calculated by average value from R$4.35, R$4.63, R$4.90, R$5.15 and R$5.37 for the respective vesting periods from 2014 to 2018.

The movement of the stock options outstanding for the year ended December 31, 2017 is as follows:

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2016	483,053	30.21
Options exercised	(230,000)	16.45
Options outstanding as of December 31, 2017	253,053	29.24

For the years ended December 31, 2017, 2016 and 2015, the Company recorded in equity a result from share-based payments of R$11,956, R$12,658 and R$13,516, respectively, attributable to equity holders of the parent, and R$192, R$413 and R$836, respectively, related to non-controlling interests, for the plans presented above, with a corresponding entry in profit or loss in Salaries.

12. Investments

The amount of the investments is related to: i) 25.4% of the capital of Netpoints Fidelidade S.A., held by Smiles Fidelidade, and ii) SCP Trip, held by GLA. Both investments are accounted for under the equity method.

The financial information of the Company’s investees and the changes in the investments balance for the years ended December 31, 2017 and 2016 are as follows:

	Trip		Netpoints (b)
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Relevant information of the Company’s investees:
Total number of shares	-	-	130,492,408	130,492,408
Capital stock	1,318	2,083	75,351	75,351
Interest	60.00%	60.0%	25.4%	25.4%
Total equity (deficit)	2,225	3,395	(22,997)	(14,991)
Goodwill on investment acquisition	-	-	-	15,184
Adjusted equity (a)	1,333	2,038	-	-
Net income (loss) for the year	907	2,081	(9,344)	(29,050)
Adjusted net income (loss) for the year attributable to the Company’s interest (a)	544	1,250	-	(2,530)

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Changes on investments	Trip	Netpoints	Total
Balances as of December 31, 2015	2,781	15,643	18,424
Equity results	1,250	(2,530)	(1,280)
Capital increase	-	3,439	3,439
Loss on capital increase (b)	-	(1,368)	(1,368)
Dividends	(1,993)	-	(1,993)
Balances as of December 31, 2016	2,038	15,184	17,222
Equity results	544	-	544
Write-off of Netpoints goodwill	-	(15,184)	(15,184)
Dividends	(1,249)	-	(1,249)
Balance as of December 31, 2017	1,333	-	1,333

(a) Reflects the Company’s interest on the total equity and net income (loss) of the respective investee.

(b) In September 2016, the Board of Directors of Smiles approved the subscription of the capital increase of its associated Netpoints through the issuance of 20,230,201 new shares. Accordingly, the interest in Netpoints from Smiles increased from 21.3% to 25.4%.

Partial disposal of equity interest – Smiles S.A.

On June 26, 2017, the Company sold 1,250,000 shares of Smiles S.A. through a stock auction totaling R$76,313. With this sale, the Company reduced its interest in Smiles from 53.8% to 52.7%, while maintaining its position as controlling shareholder. The gain from this partial sale of investment was recorded under equity as “Sale of interest in subsidiary”. The amounts related to this transaction are as follows:

12/31/2017
Shares sold	1,250,000
Value per share	61.05

Sale value	76,313
Investment value	(4,863)
Income taxes on gain on capital decrease (*)	(8,150)
Gain from capital decrease in investment in subsidiary	63,300

(*) Refers to the income and social contribution taxes on the transaction.

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

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

Diluted earnings or loss per share are computed including stock options granted to key management and employees using the treasury shares method when the effect is dilutive. The Company has only the stock option plan in the category of potentially dilutive shares, as Note 11. For the years ended December 31, 2017, 2016 and 2015, only the stock option plan granted in 2016 had exercise prices higher than the accumulated market average price (in the money) and, therefore, has a dilutive effect. The other plans presented exercise prices lower than the average of the accumulated market prices (out of money), and have antidilutive effect, so were not considered for the diluted earnings per share.

The antidilutive effect of all potential shares is disregarded in calculating diluted earnings or loss per share.

	Parent Company and Consolidated
	12/31/2017		12/31/2016		12/31/2015
	Common	Preferred	Common	Preferred	Common	Preferred
Numerator
Net income (loss) for the year attributable to equity holders of the parent	7,869	11,315	353,129	496,490	(2,123,945)	(2,336,938)
	7,869	11,315	353,129	496,490	(2,123,945)	(2,336,938)
Denominator
Weighted average number of outstanding shares (in thousands) (*)	4,981,350	204,664	5,035,037	202,261	5,035,037	158,285
Effects of dilution from stock options	-	2,614	-	347	-	-
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands) (*)	4,981,350	207,278	5,035,037	202, 608	5,035,037	158,285

Basic earnings (loss) per share	0.002	0.055	0.070	2.455	(0.422)	(14.764)
Diluted earnings (loss) per share	0.002	0.055	0.070	2.450	(0.422)	(14.764)

(*)The weighted average considers the split of common shares approved at the Extraordinary Shareholders Meeting held on March 23, 2015, in accordance with IAS 33. Earnings per share presented herein reflects the economic rights of each class of shares.

Diluted loss per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares. Diluted result per share is calculated based on considering the instruments that may have a potential dilutive effect in the future, such as share-based payment instruments, described in Note 11. However, due to the losses reported for the year ended December 31, 2015, these instruments issued have antidilutive effect and, therefore, were not considered in the weighted average number of outstanding shares for the computation of diluted loss per share.

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

14. Property, plant and equipment

	12/31/2017				12/31/2016
	Average annual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount

Flight equipment
Aircraft held under finance leases	5.9%	2,000,866	(649,430)	1,351,436	1,411,932
Sets of replacement parts and spare engines	7.2%	1,345,161	(494,684)	850,477	804,974
Aircraft reconfigurations/overhauling	26.8%	1,807,133	(941,372)	865,761	615,812
Aircraft and safety equipment	20.0%	843	(438)	405	467
Tools	10.0%	36,199	(18,124)	18,075	14,617
		5,190,202	(2,104,048)	3,086,154	2,847,802

Impairment losses (*)	-	(26,076)	-	(26,076)	(30,726)
Total flight equipment		5,164,126	(2,104,048)	3,060,078	2,817,076

Property, plant and equipment in use
Vehicles	20.0%	10,548	(9,100)	1,448	1,660
Machinery and equipment	10.0%	57,834	(37,792)	20,042	22,343
Furniture and fixtures	10.0%	28,148	(16,639)	11,509	10,061
Computers and peripherals	20.0%	39,458	(30,464)	8,994	7,401
Communication equipment	10.0%	2,617	(1,914)	703	823
Facilities	10.0%	1,534	(1,222)	312	332
Maintenance center - Confins	10.0%	107,127	(80,209)	26,918	38,096
Leasehold improvements	18.5%	33,111	(19,571)	13,540	8,248
Construction in progress	-	33,503	-	33,503	31,571
Total property, plant and equipment in use		313,880	(196,911)	116,969	120,535

		5,478,006	(2,300,959)	3,177,047	2,937,611

Advances for property, plant and equipment acquisition	-	18,720	-	18,720	87,399

Total property, plant and equipment		5,496,726	(2,300,959)	3,195,767	3,025,010

(*) Refers to provisions for impairment losses for rotable items, classified under "Sets of replacement parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of economic benefits.

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment	Advances for property, plant and equipment acquisition	Other	Total
Balances as of December 31, 2015	2,081,973	1,419,596	623,843	131,202	4,256,614
Additions	-	425,218	71,503	27,400	524,121
Disposals	(597,136)	(122,487)	(607,947)	(9,911)	(1,337,481)
Depreciation	(72,905)	(317,183)	-	(28,156)	(418,244)
Balances as of December 31, 2016	1,411,932	1,405,144	87,399	120,535	3,025,010
Additions	-	827,658	263,328	30,511	1,121,497
Disposals	(5,639)	(135,381)	(332,007)	(10,506)	(483,533)
Depreciation	(54,857)	(388,779)	-	(23,571)	(467,207)
Balances as of December 31, 2017	1,351,436	1,708,642	18,720	116,969	3,195,767

During the year ended December 31, 2017, the Company reviewed the useful life of its assets and concluded that the estimates used are in line with its business plan.

15. Intangible assets

	Goodwill	Airport operating rights	Software	Total
Balances as of December 31, 2015	542,302	1,038,900	133,403	1,714,605
Additions	-	-	55,316	55,316
Disposals	-	-	(781)	(781)
Amortization	-	-	(29,424)	(29,424)
Balances as of December 31, 2016	542,302	1,038,900	158,514	1,739,716
Additions	-	-	55,449	55,449
Disposals	-	-	(9,662)	(9,662)
Amortization	-	-	(38,218)	(38,218)
Balances as of December 31, 2017	542,302	1,038,900	166,083	1,747,285

Goodwill and other intangible assets were subject to impairment tests as of December 31, 2017 and 2016 using the discounted cash flows for each cash generating unit to calculate the value in use.

In order to assess the recoverable value, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-Generating Units – “CGUs”). In order to determine the carrying amount of each cash-generating unit, the Company considers the intangible assets recorded and all necessary tangible assets, given that it will only generate economic benefits by using the combination of both.

The Company allocates goodwill to two cash-generating units: GLA and Smiles, and the airport operating rights are fully allocated to GLA, as shown below:

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Goodwill GLA	Goodwill Smiles	Airport operating rights
December 31, 2017
Book value	325,381	216,921	1,038,900
Book value - CGU	1,061,177	395,105	1,038,900
Value in use	15,206,092	5,464,287	5,069,156

Pre tax discount rate	15.46%	19.26%	14.50%
Perpetuity growth rate	3.50%	3.50%	3.50%

December 31, 2016
Book value	325,381	216,921	1,038,900
Book value - CGU	2,433,861	56,880	1,038,900
Value in use	3,636,201	9,476,173	4,816,306

Pre tax discount rate	23.92%	14.51%	27.34%
Perpetuity growth rate	3.50%	3.50%	8.50%

The amount of value in use was compared to the carrying amount of each cash generating unit and, as a result, the Company did not recognized impairment losses.

The assumptions used in the impairment tests of intangible assets are consistent with internal projections, for a five-year period and after five-year period it was considered a perpetuity growth rate, and operating plans, both reviewed and approved by the Company’s Management. The discounted cash flows that determined the value in use of the cash generating units was prepared in accordance with the Company's business plan approved on January 11, 2018.

The main assumptions taken into consideration by the Company to determine the value in use of the cash-generating units are:

Capacity and fleet: consider the use, the aircraft capacity used in each route and the projected size of the fleet in operation.

Demand: market efficiency is the key input for the projection of the Company's growth in demand. Management believes that market efficiency is the ratio of market share and its participation in the load factor. This indicator reflects how efficiently the Company uses its share of the market’s total supply based on how much demand for air transportation it absorbs.

Revenue per passenger: considers the average price charged by GLA and the effects of market variables (see the variables used below).

Operating costs related to the business: based on the historical cost and updated by indicators, such as inflation, supply, demand and variation of the U.S. dollar.

The Company also considered market variables, including the GDP (source: Brazilian Central Bank), the U.S. dollar (source: Brazilian Central Bank), kerosene prices (per barrel) (source: Brazilian National Agency of Petroleum - ANP) and interest rates (source: Bloomberg).

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

16. Short and long-term debt

	Maturity of the contract	Interest rate	12/31/2017	12/31/2016
Short-term debt
Local currency
Safra (a)	May 2018	128% of DI	-	9,690
Debentures VI (g)	Sep. 2019	132% of DI	395,093	-
Interest accrued	-	-	23,921	45,026
Foreign currency (US$)
J.P. Morgan (b)	Aug. 2019	1.32% p.a.	43,909	42,275
Finimp (c)	Dec. 2018	5.75% p.a.	240,973	174,428
Engine Facility (Cacib) (d)	Jun. 2021	Libor 3m+2.25% p.a.	17,145	16,889
ExIm (Cacib) (e)	Apr. 2019	Libor 3m+0.75% p.a.	47,507	-
Senior Notes I (f)	Apr. 2017	7.60% p.a.	-	182,418
Senior Notes V (k)	Dec. 2018	9.71% p.a.	23,258	-
PK Finance (q)	Aug. 2026	5.70% p.a.	7,883	-
Interest accrued	-	-	74,989	97,670
			874,678	568,396

Finance leases	Jun. 2025	4.04% p.a.	288,194	266,894

Total short-term debt			1,162,872	835,290

Long-term debt
Local currency
Safra (a)	May. 2018	128% of DI	-	4,871
Debentures VI (g)	Sep. 2019	132% of DI	617,333	1,005,242
Foreign currency (US$)
J.P. Morgan (b)	Aug. 2019	Libor 3m+0.75% p.a.	12,451	11,142
Engine Facility (Cacib) (d)	Jun. 2021	Libor 3m+2.25% p.a.	142,137	156,917
ExIm (Cacib) (e)	Apr. 2019	Libor 3m+0.75% p.a.	35,634	-
PK Finance (p)	Aug. 2026	5.70% p.a.	78,239	-
Senior Notes II (h)	Jul. 2020	9.64% p.a.	314,589	368,000
Senior Notes III (i)	Feb. 2023	11.30% p.a.	69,074	68,053
Senior Notes IV (j)	Jan. 2022	9.24% p.a.	299,524	889,595
Senior Notes V (k)	Dec. 2018	9.71% p.a.	-	43,010
Senior Notes VI (l)	Jul. 2021	9.87% p.a.	127,181	120,631
Senior Notes VII (m)	Dec. 2028	9.84% p.a.	54,752	52,721
Senior Notes VIII (n)	Jan. 2025	7.19% p.a.	1,597,713	-
Perpetual Notes (o)	-	8.75% p.a.	438,201	428,436
Term Loan (p)	Aug. 2020	6.70% p.a.	968,010	944,194
			4,754,838	4,092,812

Finance leases	Jun. 2025	4.04% p.a.	1,187,957	1,451,118

Total long-term debt			5,942,795	5,543,930

Total			7,105,667	6,379,220

(a)   Credit line obtained by Webjet fully repaid in 2017, see Note 16.3.

(b)   Issuance of 3 series of Guaranteed Notes to finance engine maintenance, as described in Note 10.4.

(c)   Credit line with Banco do Brasil and Safra of import financing for purchase of spare parts and aircraft equipment.

(d)   Credit line raised on September 30, 2014 with Credit Agricole.

(e)   Credit line raised on August 11, 2017 with Credit Agricole.

(f)    Issuance of Senior Notes I by Gol Finance Inc. on March 22, 2007, which was used for prepayments of financing for purchase of aircraft. The total amount was settled on its maturity in April 2017.

(g)   Issuance of 105,000 debentures by GLA on September 30, 2015 for early settlement of the Debentures IV and V.

(h)   Issuance of Senior Notes II by Gol Finance Inc. on July 13, 2010 in order to repay debts held by the Company.

(i)    Issuance of Senior Notes III by GLA on February 7, 2013 in order to finance the prepayment of debts due within the next 3 years. The total amount of notes was transferred to Gol Finance along with the financial investments acquired on the date of issuance, and a portion of the loan was prepaid.

(j)    Issuance of  Senior Notes IV by Gol Finance on September 24, 2014 in order to finance partial repurchase of Senior Notes I, II and III.

(k)   Issuance of Senior Notes series V by Gol Finance on July 7, 2016, as a result of the Exchange Offer of Senior Notes I, II, III, IV and Perpetual Notes.

(l)    Issuance of Senior Notes series VI by Gol Finance on July 7, 2016, as a result of the Exchange Offer of Senior Notes I, II, III, IV and Perpetual Notes.

(m)  Issuance of Senior Notes series VII by Gol Finance on July 7, 2016, as a result of the Exchange Offer of Senior Notes I, II, III, IV and Perpetual Notes.

(n)   Issuance of  Senior Notes series VIII by Gol Finance on December 11, 2017 to repurchase Senior Notes and for other general purposes.

(o)   Issuance of Perpetual Notes by Gol Finance on April 5, 2006 to finance aircraft purchase and repayment of loans.

(p)   Term Loan issued by Gol Finance on August 31, 2016 for aircraft purchases and bank repayment of loans, with backstop guarantee from Delta. For additional information, see Note 10.5.

(q)   Loan obtained with PK Finance, with a guarantee of four engines, as described Note 16.2.

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Total debt includes issuance costs of R$101,795 (R$97,433 as of December 31, 2016) which will be amortized over the term of the related debt.

As of December 31, 2017, the maturities of long-term debt, excluding finance leases, are as follows:

	2019	2020	2021	2022	2022 onwards	Without maturity date	Total
Local currency
Debentures VI	617,333	-	-	-	-	-	617,333
Foreign currency (US$)
J.P. Morgan	12,451	-	-	-	-	-	12,451
Engine Facility (Cacib)	17,177	17,177	107,783	-	-	-	142,137
ExIm (Cacib)	35,634	-	-	-	-	-	35,634
PK Finance	8,352	8,838	9,375	9,933	41,741	-	78,239
Senior Notes II	-	314,589	-	-	-	-	314,589
Senior Notes III	-	-	-	-	69,074	-	69,074
Senior Notes IV	-	-	-	299,524	-	-	299,524
Senior Notes VI	-	-	127,181	-	-	-	127,181
Senior Notes VII	-	-	-	-	54,752	-	54,752
Senior Notes VIII	-	-	-	-	1,597,713	-	1,597,713
Perpetual Notes	-	-	-	-	-	438,201	438,201
Term Loan	-	968,010	-	-	-	-	968,010
Total	690,947	1,308,614	244,339	309,457	1,763,280	438,201	4,754,838

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The fair value of debt as of December 31, 2017 is as follows:

	Book value (c)	Market value
Senior Notes and Perpetual Notes (a)	2,974,501	2,955,391
Debentures (b)	1,036,348	1,072,232
Term Loan (b)	989,572	1,013,929
Other	629,095	724,788
Total	5,629,516	5,766,340

(a) Fair value obtained through current market quotations.

(b) Fair value obtained through internal valuation.

(c) The book value presented is net of interest and issuance costs.

16.1.     Covenants

As of December 31, 2017, long-term debt (excluding perpetual notes and finance leases) that amounted to R$4,316,637 (R$3,664,376 as of December 31, 2016) is subject to restrictive covenants, including but not limited to those that require the Company to maintain liquidity requirements and the coverage of expense with interest.

The Company has restrictive covenants on the Term Loan and Debentures VI with the following financial institutions: Bradesco and Banco do Brasil. In the Term Loan, the Company must make deposits for reaching contractual limits of the debt pegged to the U.S. dollar. As of December 31, 2017, the Company did not have collateral deposits linked to the contractual limits of the Term Loan.  As of December 31, 2017, Debentures VI were subject to the following covenants: (i) net debt/EBITDAR below 5.50 and (ii) debt coverage ratio (ICSD) of at least 1.33.  According to the most recent measurements on December 31, 2017, the ratios obtained were: (i) net debt/EBITDAR of 4.70; and (ii) debt coverage ratio (ICSD) of 1.43. As a result, the Company met the minimum required levels for the covenants and, consequently, it was in compliance with the covenants. The next measurement will be for the end of the first half of 2018.

16.2.     Restructuring of loans and financing in the year ended December 31, 2017

Import financing (Finimp): the Company, through its subsidiary GLA, obtained new funding in the year and renegotiated the maturities of the agreements, with the issue of promissory notes as collateral for these transactions, which are part of a credit line maintained by the Company for import financing in order to purchase spare parts and aircraft equipment. The funding operations during the year were as follows:

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Renegotiation and issuance	Bank	Principal amount		Interest	Maturity
date		(US$)	(R$)	rate (p.a.)	date
01/13/2017	Banco do Brasil	5,245	16,803	6.13%	01/05/2018
02/01/2017	Banco do Brasil	8,595	27,057	6.15%	01/28/2018
02/10/2017	Banco do Brasil	4,815	15,001	6.14%	02/05/2018
04/20/2017	Banco do Brasil	4,274	13,442	6.20%	04/16/2018
05/31/2017	Banco Safra	5,407	17,540	4.85%	05/29/2018
06/26/2017	Banco do Brasil	9,638	31,929	5.95%	06/21/2018
06/26/2017	Banco Safra	4,571	15,142	5.17%	06/21/2018
06/30/2017	Banco do Brasil	10,436	34,526	5.85%	06/28/2018
06/30/2017	Banco do Brasil	7,823	25,879	5.85%	06/28/2018
10/30/2017	Banco do Brasil	2,693	8,768	5.53%	01/12/2018
12/04/2017	Banco Safra	9,347	30,383	5.11%	11/29/2018

Engine maintenance financing (J.P. Morgan): On January 11, 2017, GLA obtained a credit line drawn by issuing Guaranteed Notes for engine maintenance services with Delta Air Lines. The amount of the credit line was R$33,620 (US$10,456 on the transaction date), with issuance costs amounting to R$1,802 (US$560 on the transaction date). On August 1, 2017, GLA obtained a new credit line of the same contract, in the amount of R$32,451 (US$10,414 on the transaction date), with issuance costs totaling R$1,628 (US$514 on the transaction date). Both credit lines have quarterly amortization and interest payments, and a financial guarantee from Ex-Im Bank.

Financing of Wi-Fi Kits (Cacib): On August 11, 2017, GLA obtained a credit line for the installation of Wi-Fi technology with GOGO INC., by issuing Guaranteed Notes, in the amount of R$19,365 (US$6,109 on the transaction date), with quarterly amortization and interest payments, issuance costs of R$1,166 (US$367 on the transaction date) and a financial guarantee from Ex-Im Bank.

PK Finance: On August 31, 2017, the Company obtained funding with a guarantee of four engines in the amount of R$84,342 (US$26,800 on the transaction date), with issuance costs amounting to R$512 (US$161 on the transaction date). This type of financing has monthly interest amortization and payment.

Engine maintenance financing (Cacib): On November 29, 2017, GLA obtained a credit line drawn by issuing Guaranteed Notes for engine maintenance services with Delta Air Lines. The amount of the credit line was R$32,136 (US$10,000 on the transaction date), with issuance costs amounting to R$1,866 (US$580 on the transaction date). On December 28, 2017, GLA obtained a credit line of the same contract, in the amount of R$33,080 (US$10,000 on the transaction date), with issuance costs totaling R$1,909 (US$578 on the transaction date). Both credit lines have quarterly amortization and interest payments, and a financial guarantee from Ex-Im Bank.

Senior Notes VIII: On December 11, 2017, the Company, through its subsidiary Gol Finance, issued senior notes due in 2025, in the amount of R$1,642,000 (US$500,000 on the transaction date), with issuance costs totaling R$45,172 (US$17,283 on the transaction date). The Senior Notes are guaranteed by the Company’s sureties, with half-yearly interest payments of 7.00% p.a. The proceeds will be used to repurchase other Notes and for corporate purposes in general.

The other existing loans and financing of the Company have not been affected by contractual alterations during the year ended December 31, 2017.

16.3.    Early repayment of debt during the year ended December 31, 2017

Safra: In the year ended December 31, 2017, Smiles Fidelidade fully paid its debt with Banco Safra, and the portion of the debt recorded as noncurrent was early repaid. As a result, the outstanding issuance costs of R$438 and the fine for the early repayment of the loan in the amount of R$137 were fully recorded in the financial result.

Senior Notes Tender Offer: As part of the debt restructuring process (as per Note 1), the Company used the proceeds from the issue of Senior Notes on December 11, 2017 to repurchase debt securities, as shown below:

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Type	Transaction date	Previous balance	Payments	New issues	Closing balance	Premium paid (*)
Senior Notes II	Tender offer	12/29/2017	116,968	(21,191)	-	95,777	(422)
Senior Notes IV	Tender offer	12/11/2017	276,730	(185,197)	-	91,533	(12,071)
Senior Notes V	Prepayment	12/19/2017	14,685	(7,379)	-	7,306	-
Senior Notes VIII	Issuance	12/11/2017	-	-	482,717	482,717	-
Total in U.S. dollars			408,383	(213,767)	482,717	677,333	(12,493)

Total in Brazilian Reais			1,331,982	(707,141)	1,596,828	2,221,669	(41,327)

(*) Amounts recorded under “Exchange offer costs” in the financial results.

16.4.     Finance leases

The future payments of finance agreements indexed to U.S. dollars are detailed as follows:

	12/31/2017	12/31/2016
2017	-	350,883
2018	333,795	328,931
2019	319,511	307,027
2020	267,477	267,885
2021	224,591	227,204
2022	119,200	115,367
Thereafter	326,823	292,362
Total minimum lease payments	1,591,397	1,889,659
Less total interest	(115,246)	(171,647)
Present value of minimum lease payments	1,476,151	1,718,012
Less current portion	(288,194)	(266,894)
Noncurrent portion	1,187,957	1,451,118

The discount rate used to calculate present value of the minimum lease payments was 4.04% as of December 31, 2017 (4.52% as of December 31, 2016). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled by payment in full at the end of the lease agreement. As of December 31, 2017, amounts of withdrawals for the repayment at maturity date of the lease agreements totaled R$255,644 (R$217,065 as of December 31, 2016) and are recorded in non-current debt.

17. Suppliers - Forfaiting

The Company has operations with Banco Safra that allow suppliers to receive their receivables in advance. This type of operation does not change the existing commercial conditions between the Company and its suppliers. Obligations to suppliers have a longer payment term and a discount rate of 1.03% p.m. As of December 31, 2017, the amount recorded under current liabilities totaled R$78,416.

18.  Taxes payable

	12/31/2017	12/31/2016
PIS and COFINS	40,036	89,332
ICMS installments	-	4,852
Tax regularization program in installment payments - PRT and PERT	68,596	-
Withholding income tax on salaries	32,070	29,519
ICMS	45,492	43,226
Tax on import	3,454	3,454
IRPJ and CSLL payable	5,299	12,489
Other	6,200	6,105
Total	201,147	188,977

Current	134,951	146,174
Noncurrent	66,196	42,803

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Brazilian tax regularization programs

In the year ended December 31, 2017, the Company and its subsidiary GLA entered into tax regularization programs:

(i)   Tax Regularization Program (“PRT”) on March 10, 2017, pursuant to Provisional Presidential Decree No. 766 of January 4, 2017, including tax debts that matured on November 30, 2017. Under this program, GLA chose to pay 76% of its debt by using tax losses carryforward and the remaining 24% in 24 monthly installments adjusted based on the SELIC interest rate as of the month it adhered to the program.

(ii)  Special Tax Regularization Program (“PERT”) in September 2017, pursuant to Provisional Presidential Decree No. 783 of May 31, 2017, including tax debts owed to the Brazilian Federal Tax Authorities and to the Office of the General Counsel for the Federal Treasury, which matured on April 30, 2017. Under this program, GLA chose, in September 2017, to pay 5% of total debt in five monthly installments and the remaining amount with tax losses carryforward after reducing interest by 90% and fines by 70%. For most of its debits, GLAI chose, in October 2017, to pay 20% of total debt in three installments and the remainder in 36 monthly installments, reducing interest by 50%, fines by 80% and legal charges by 100%.

The breakdown of the obligation included in the above-mentioned installment payment programs is as follows:

2017
IPI on customs import	92,153
PIS and COFINS	98,491
PIS and COFINS on financial income (b)	131,844
Income and social contribution taxes	23,372
Other	4,655
Total debt	350,515
Reductions in interest and fines (c)	(21,249)
Use of tax losses carryforward (a)	(227,689)
Amount payable in installments	101,577

(a)     Registered in "Other, net". See Note 8.2.

(b)     Included in May 2017, after the PRT and PERT adoption.

(c)    Reduction of 90% in interest and 50% in fines for PERT.

19. Advance ticket sales

As of December 31, 2017, the balance of Advance ticket sales classified in current liabilities was R$1,456,939 (R$1,185,945 as of December 31, 2016) and is represented by 4,964,925 tickets sold and not yet used (4,447,824 as of December 31, 2016) with an average use of 48 days (46 days as of December 31, 2016).

20. Mileage program

As of December 31, 2017, the balance of Smiles loyalty program deferred revenue was R$765,114 (R$781,707  as of December 31, 2016) and R$188,204 (R$219,325 as of December 31, 2016) classified in current and noncurrent liabilities, respectively.

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

21. Provisions

	Insurance provision	Provision for aircraft and engine return (a)	Provision for legal proceedings (b)	Total
Balances as of December 31, 2015	742	725,176	144,355	870,273
Additional provisions recognized	4,237	97,423	189,244	290,904
Utilized provisions	(4,237)	(121,855)	(127,551)	(253,643)
Foreign exchange rate variation, net	-	(116,803)	(516)	(117,319)
Balances as of December 31, 2016	742	583,941	205,532	790,215
Additional provisions recognized (a)	(1)	38,819	158,263	197,081
Utilized provisions (b)	-	(220,082)	(155,999)	(376,081)
Foreign exchange rate variation, net	-	(1,827)	(199)	(2,026)
Balances as of December 31, 2017	741	400,851	207,597	609,189

As of December 31, 2016
Current	742	65,760	-	66,502
Noncurrent	-	518,181	205,532	723,713
Total	742	583,941	205,532	790,215

As of December 31, 2017
Current	741	45,820	-	46,561
Noncurrent	-	355,031	207,597	562,628
Total	741	400,851	207,597	609,189

(a) The additions of provisions for aircraft and engine return also include present value adjustment effects.

(b) include write-offs due to the revision of estimates and processes settled.

(a)     Provision for aircraft and engine return

The provision for aircraft and engine return considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft without purchase option as described in the return conditions of the lease contracts, and which is capitalized in property, plant and equipment (aircraft reconfigurations/overhauling).

(b)   Provision for legal proceedings

As of December 31, 2017, the Company and its subsidiaries are parties to lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operational (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations).

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay, risk premium and wage differences.

The provisions related to civil, labor and taxes suits, whose likelihood of loss is assessed as probable, are as follows:

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2017	12/31/2016
Civil	67,528	73,356
Labor	137,071	132,163
Taxes	2,998	13
Total	207,597	205,532

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by management and its legal counsel as possible risk of loss, in the estimated amount of R$30,945 for civil claims and R$124,062 for labor claims as of December 31, 2017 (R$31,598 and R$79,532 as of December 31, 2016, respectively), for which no provisions are recognized.

The tax lawsuits below were evaluated by the Company’s management and its legal counsels as being relevant and with possible risk of loss as of December 31, 2017 and 2016:

·

GLA is discussing the non-incidence of the additional 1% COFINS rate on the imports of aircraft and parts, amounting R$48,596 (R$39,428 as of December 31, 2016). The Company’s legal counsel believes that the classification of possible risk was due to the fact that there was no express revocation of the tax relief (zero rate) granted to regular flight transportation companies.

·

Tax on Services (ISS) in the amount of R$21,222 (R$19,443 as of December 31, 2016) arising from assessment notices issued by the Municipality of São Paulo against the Company, in the period from January 2007 to December 2010 regarding a possible ISS taxation on partnerships. The classification of possible risk of loss is a result from the matters under discussion being interpretative, and involves discussions of factual and evidential materials, and has no final positioning of the Superior Courts.

·

Customs penalty in the amount of R$57,823 (R$45,689 as of December 31, 2016) relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

·

BSSF goodwill (BSSF Air Holdings) in the amount of R$104,213 (R$47,572 as of December 31, 2016) related to an infraction notice due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final opinion from the Superior Courts.

·

GLA’s goodwill in the amount of R$80,198 (R$72,687 as of December 31, 2016) resulted from assessment notice related to the deductibility of the goodwill classified as future profitability. The classification of possible risk is a result of the absence of a final opinion from the Superior Courts.

·

GLAI had been discussing the non-incidence of taxation of PIS and COFINS on revenues generated by interest attributable to shareholders’ equity related to the years from 2006 to 2008, paid by its subsidiary GTA Transportes Aéreos S.A., succeeded by GLA on September 25, 2008, wich amount assessed as possible loss was R$57,793 as of December 31, 2016. However, due to a recent unfavorable decision in a similar case, the Company reclassified the likelihood of loss in this case from possible to probable. As a result, the Company adhered to the Installment Payment Program (PERT) after the Federal Government signed Provisional Presidential Decree 783/17 into Law, including the amount of R$34,794 in tax installment payments. Additionally, the Company maintains escrow deposits with Bic Banco with a partial guarantee on the lawsuit of R$32,120 as disclosed in Note 5, which will be redeemed after the installment payment is fully settled.

·

Tax on Industrialized Products (“IPI”): supposely levied on the importation of aircraft in the amount of R$115,136 as of December 31, 2016. On March 10, 2017, even though the lawsuit was not yet resolved in the administrative level, the Company included this tax in the PRT program, see Note 18, given that decisions in similar proceedings have not been favorable.

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

There are other lawsuits that the Company’s Management and its legal counsels assess as possible risk of loss, in the estimated amount of R$58,750 (R$39,113 as of December 31, 2016) which added to the lawsuits mentioned above, totaled R$382,814 as of December 31, 2017 (R$436,861 as of December 31, 2016).

22. Equity

22.1.     Capital stock

As of December 31, 2017, the Company’s capital stock was R$3,082,802 and represented by 3,129,582,142 shares, comprised by 2,863,682,710 common shares and 265,899,432 preferred shares. The Fundo de Investimento em Participações Volluto (“Fundo Volluto”) is the Company’s controlling shareholder, which is equally controlled by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

The Company’s shares are held as follows:

	12/31/2017			12/31/2016
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	49.25%	61.19%	100.00%	33.88%	61.28%
Delta Air Lines, Inc.	-	12.38%	9.47%	-	16.19%	9.48%
Airfrance - KLM	-	1.60%	1.22%	-	2.09%	1.22%
Treasury shares	-	0.10%	0.08%	-	0.44%	0.26%
Other	-	0.93%	0.71%	-	1.11%	0.65%
Free float	-	35.74%	27.33%	-	46.29%	27.11%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock as of December 31, 2017 was R$4.0 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

On December 22, 2017, Fundo Volluto, the Company’s controlling shareholder, converted 2,171,354,430 common shares into preferred shares of the Company and now holds 130,953,776 preferred shares (accounting for 49.22% of the Company’s total preferred shares as of December 31, 2017). This conversion of common shares into preferred shares does not change the interest held by Fundo Volluto and other shareholders in the Company’s capital stock.

During the year ended December 31, 2017, the Company approved capital increases from the subscription of preferred shares as a result of the exercise of stock options, in the amounts of: (i) R$1,177 as of August 8, 2017, related to the exercise of 244,185 stock options; (ii) R$1,492 as of October 17, 2017, related to the exercise of 230,581 stock options; and (iii) R$23 as of December 13, 2017, related to the exercise of 2,000 stock options.

22.2.    Dividends

The Company’s By-laws provide for a mandatory minimum dividend to be paid to common and preferred shareholders, at least 25% of annual adjusted net income after compensation of accumulated losses and allocation to reserves in accordance with the Brazilian Corporate Law.

22.3.     Treasury shares

During the year ended December 31, 2017, the Company transferred 615,181 restricted shares to its beneficiaries (632,976 restricted shares in the year ended December 31, 2016).

As of December 31, 2017, the Company had 278,612 treasury shares, totaling R$4,168, with a market value of R$4,068 (893,793 treasury shares, totaling R$13,371, with a market value of R$4,129 as of December 31, 2016).

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

23. Revenue

	12/31/2017	12/31/2016	12/31/2015
Passenger transportation	9,479,242	8,948,170	8,954,034
Cargo	354,561	324,492	318,573
Mileage revenue	800,976	622,567	421,348
Other revenue (*)	657,609	652,602	690,044
Gross revenue	11,292,388	10,547,831	10,383,999

Related tax	(716,366)	(680,496)	(605,992)
Net revenue	10,576,022	9,867,335	9,778,007

(*) Includes revenues from unused passenger tickets, reissued tickets and cancellation of flight tickets of R$433,639, R$430,898, R$449,263, for the years ended December 31, 2017, 2016 and 2015, respectively

Revenues are net of federal, state and municipal taxes, which are paid to the appropriate government entities.

Revenue by geographical location is as follows:

	12/31/2017%		12/31/2016%		12/31/2015%
Domestic	9,044,990	85.5	8,395,364	85.1	8,670,023	88.7
International	1,531,032	14.5	1,471,971	14.9	1,107,984	11.3
Net revenue	10,576,022	100.0	9,867,335	100.0	9,778,007	100.0

24. Financial results

	12/31/2017	12/31/2016	12/31/2015
Financial income
Income from derivatives	35,053	120,403	174,693
Income from short-term investments	119,863	152,656	178,147
Monetary variation	14,208	12,411	14,531
(-) Taxes on financial income (a)	(24,393)	(23,041)	(47,588)
Gain from the exchange offer	-	286,799	-
Interest income	18,245	4,651	8,539
Other	50,470	14,625	4,245
Total financial income	213,446	568,504	332,567

Financial expenses
Losses from derivatives	(40,770)	(277,183)	(124,536)
Interest on short and long-term debt	(727,285)	(787,661)	(885,947)
Bank charges and expenses	(61,711)	(96,515)	(60,760)
Monetary variation	(2,993)	(3,867)	(3,921)
Tender offer costs (b)	(53,041)	-	-
Other (c)	(164,661)	(106,338)	(253,727)
Total financial expenses	(1,050,461)	(1,271,564)	(1,328,891)

Exchange rate variation, net	(81,744)	1,367,937	(2,266,999)

Total	(918,759)	664,877	(3,263,323)

(a) Relative to taxes on financial income (PIS and COFINS), according to Decree 8,426 of April 1, 2015.

(b) Refers to the tender offer of Senior Notes. Includes the write-off of issuance costs of the tendered debt of R$11,714.

(c) Includes the partial amount regarding the accrued interest in the amount of R$23,345 related to provisions for PIS and COFINS on interest attributable to shareholders’ equity, through the adherence to PERT, see Note 18.

25. Segments

Operating segments are defined based on business activities from which it may earn revenues and incur expenses, which operating results are regularly reviewed by the Company’s relevant decision makers to evaluate performance and allocate resources to the respective segments. The Company holds two operating segments: flight transportation and the Smiles loyalty program.

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The accounting policies of the operating segments are the same as those applied to the consolidated financial statements. Beginning in the year ended December 31, 2017, the Company is presenting the segment information of operating costs and expenses by nature. Additionally, the Company has distinct natures between its two operating segments, so there are no common costs and revenues between operating segments.

The Company is the controlling shareholder of Smiles Fidelidade, and the non-controlling interests of Smiles Fidelidade was 47.3%, 46.2% and 45.9% as of December 31, 2017, 2016 and 2015, respectively.

The information below presents the summarized financial position of the reportable operating segments as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015:

25.1.    Assets and liabilities of the operating segments

	12/31/2017
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	2,389,146	1,901,672	4,290,818	(945,820)	3,344,998
Noncurrent	6,769,399	269,239	7,038,638	(378,888)	6,659,750
Total assets	9,158,545	2,170,911	11,329,456	(1,324,708)	10,004,748

Liabilities
Current	5,508,427	1,096,357	6,604,784	(854,739)	5,750,045
Noncurrent	7,131,078	202,835	7,333,913	(10,264)	7,323,649
Total equity (deficit)	(3,480,960)	871,719	(2,609,241)	(459,705)	(3,068,946)
Total liabilities and equity (deficit)	9,158,545	2,170,911	11,329,456	(1,324,708)	10,004,748

	12/31/2016
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	1,426,750	1,413,422	2,840,172	(759,458)	2,080,714
Noncurrent	6,474,404	513,456	6,987,860	(664,219)	6,323,641
Total assets	7,901,154	1,926,878	9,828,032	(1,423,677)	8,404,355

Liabilities
Current	4,767,322	1,061,806	5,829,128	(980,386)	4,848,742
Noncurrent	6,782,835	229,725	7,012,560	(100,196)	6,912,364
Total equity (deficit)	(3,649,003)	635,347	(3,013,656)	(343,095)	(3,356,751)
Total liabilities and equity (deficit)	7,901,154	1,926,878	9,828,032	(1,423,677)	8,404,355

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

25.2.    Results of the operating segments

	12/31/2017
	Flight transportation	Smiles loyalty program (d)	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (*)	8,785,938	-	8,785,938	399,867	9,185,805
Cargo and other (*)	768,566	-	768,566	(104,350)	664,216
Mileage revenue (*)	-	1,804,129	1,804,129	(1,078,128)	726,001
Gross profit	9,554,504	1,804,129	11,358,633	(782,611)	10,576,022

Operating costs and expenses
Salaries	(1,654,388)	(53,723)	(1,708,111)	-	(1,708,111)
Aircraft fuel	(2,887,737)	-	(2,887,737)	-	(2,887,737)
Aircraft rent	(939,744)	-	(939,744)	-	(939,744)
Sales and marketing	(518,025)	(69,917)	(587,942)	(2,872)	(590,814)
Landing fees	(664,170)	-	(664,170)	-	(664,170)
Aircraft, traffic and mileage servicing	(649,126)	(990,685)	(1,639,811)	765,075	(874,736)
Maintenance, materials and repairs	(368,719)	-	(368,719)	-	(368,719)
Depreciation and amortization	(491,806)	(13,619)	(505,425)	-	(505,425)
Passenger service expenses	(437,045)	-	(437,045)	-	(437,045)
Other operating expenses	(591,087)	(26,385)	(617,472)	7,162	(610,310)
Total operating costs and expenses	(9,201,847)	(1,154,329)	(10,356,176)	769,365	(9,586,811)

Equity results	395,245	-	395,245	(394,701)	544
Operating result before financial result, net and income taxes	747,902	649,800	1,397,702	(407,947)	989,755

Financial results
Financial income	184,448	205,431	389,879	(176,433)	213,446
Financial expenses	(1,225,315)	(2,201)	(1,227,516)	177,055	(1,050,461)
Exchange rate variation, net	(78,462)	(3,284)	(81,746)	2	(81,744)
Total financial results	(1,119,329)	199,946	(919,383)	624	(918,759)

Income (loss) before income taxes	(371,427)	849,746	478,319	(407,323)	70,996

Income taxes	390,611	(89,131)	301,480	5,733	307,213
Net income for the year	19,184	760,615	779,799	(401,590)	378,209

Attributable to equity holders of the parent	19,184	401,590	420,774	(401,590)	19,184
Attributable to non-controlling interests of Smiles	-	359,025	359,025	-	359,025

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2016
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (*)	8,340,545	-	8,340,545	330,897	8,671,442
Cargo and other (*)	729,096	-	729,096	426	729,522
Mileage revenue (*)	-	1,548,109	1,548,109	(1,081,738)	466,371
Gross profit	9,069,641	1,548,109	10,617,750	(750,415)	9,867,335

Operating costs and expenses
Salaries	(1,615,740)	(41,045)	(1,656,785)	-	(1,656,785)
Aircraft fuel	(2,695,390)	-	(2,695,390)	-	(2,695,390)
Aircraft rent	(996,945)	-	(996,945)	-	(996,945)
Sales and marketing	(494,076)	(61,908)	(555,984)	-	(555,984)
Landing fees	(687,366)	-	(687,366)	-	(687,366)
Aircraft, traffic and mileage servicing	(660,009)	(828,887)	(1,488,896)	735,399	(753,497)
Maintenance, materials and repairs	(593,090)	-	(593,090)	-	(593,090)
Depreciation and amortization	(439,173)	(8,495)	(447,668)	-	(447,668)
Passenger service expenses	(461,837)	-	(461,837)	-	(461,837)
Other operating expenses	(316,766)	(4,197)	(320,963)	15	(320,948)
Total operating costs and expenses	(8,960,392)	(944,532)	(9,904,924)	735,414	(9,169,510)

Equity results	287,134	(2,530)	284,604	(285,884)	(1,280)
Operating result before financial result, net and income taxes	396,383	601,047	997,430	(300,885)	696,545

Financial results
Financial income	395,901	212,758	608,659	(40,155)	568,504
Financial expenses	(1,311,940)	(168)	(1,312,108)	40,544	(1,271,564)
Exchange rate variation, net	1,362,145	5,792	1,367,937	-	1,367,937
Total financial results	446,106	218,382	664,488	389	664,877

Income before income taxes	842,489	819,429	1,661,918	(300,496)	1,361,422

Income taxes	7,130	(271,156)	(264,026)	4,968	(259,058)
Net income for the year	849,619	548,273	1,397,892	(295,528)	1,102,364

Attributable to equity holders of the parent	849,619	295,528	1,145,147	(295,528)	849,619
Attributable to non-controlling interests of Smiles	-	252,745	252,745	-	252,745

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2015
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (*)	8,294,463	-	8,294,463	288,925	8,583,388
Cargo and other (*)	941,928	47,199	989,127	(19,198)	969,929
Miles revenue (*)	-	1,172,322	1,172,322	(947,632)	224,690
Gross profit	9,236,391	1,219,521	10,455,912	(677,905)	9,778,007

Operating costs and expenses
Salaries	(1,544,157)	(36,374)	(1,580,531)	-	(1,580,531)
Aircraft fuel	(3,301,368)	-	(3,301,368)	-	(3,301,368)
Aircraft rent	(1,100,086)	-	(1,100,086)	-	(1,100,086)
Sales and marketing	(566,329)	(51,074)	(617,403)	-	(617,403)
Landing fees	(681,378)	-	(681,378)	-	(681,378)
Aircraft, traffic and mileage servicing	(615,792)	(700,200)	(1,315,992)	637,917	(678,075)
Maintenance, materials and repairs	(603,925)	-	(603,925)	-	(603,925)
Depreciation and amortization	(416,856)	(2,835)	(419,691)	-	(419,691)
Passenger service expenses	(481,765)	-	(481,765)	-	(481,765)
Other operating expenses	(485,738)	(13,183)	(498,921)	5,300	(493,621)
Total operating costs and expenses	(9,797,394)	(803,666)	(10,601,060)	643,217	(9,957,843)

Equity results	179,377	(5,932)	173,445	(177,386)	(3,941)
Operating result before financial result, net and income taxes	(381,626)	409,923	28,297	(212,074)	(183,777)

Financial results
Financial income	287,058	156,042	443,100	(110,533)	332,567
Financial expenses	(1,424,321)	(15,104)	(1,439,425)	110,534	(1,328,891)
Exchange rate variation, net	(2,264,750)	(2,248)	(2,266,998)	(1)	(2,266,999)
Total financial results	(3,402,013)	138,690	(3,263,323)	-	(3,263,323)

Income (loss) before income taxes	(3,783,639)	548,613	(3,235,026)	(212,074)	(3,447,100)

Income taxes	(677,244)	(178,691)	(855,935)	11,795	(844,140)
Net income (loss) for the year	(4,460,883)	369,922	(4,090,961)	(200,279)	(4,291,240)

Attributable to equity holders of the parent	(4,460,883)	200,279	(4,260,604)	(200,279)	(4,460,883)
Attributable to non-controlling interests of Smiles	-	169,643	169,643	-	169,643

(*) Eliminations are related to transactions between GLA and Smiles Fidelidade.

In the stand alone financial statements of the subsidiary Smiles Fidelidade, which represents the segment Smiles Loyalty Program, and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under the perspective of Smiles Fidelidade, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and income and expenses, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, in addition to elimination entries, consolidating adjustments to adjust the accounting practices related to Smiles’ revenues. In this case, under the perspective of the consolidated financial statements, the mileages that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

26. Commitments

As of December 31, 2017, the Company had 120 firm orders for aircraft acquisition with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase.  As of December 31, 2017, the approximate amount of firm orders, not including contractual discounts, was R$45,090,382 (US$13,630,708), and are segregated according to the following years:

	12/31/2017	12/31/2016
2018	-	1,787,388
2019	1,117,604	2,917,833
2020	4,538,258	4,471,172
2021	6,198,259	6,106,634
2022	6,353,457	6,229,538
Thereafter	26,882,804	26,519,864
Total	45,090,382	48,032,429

As of December 31, 2017, from the total order commitments mentioned above, the Company had the amount of R$6,463,564 (US$1,953,919) related to advances for aircraft acquisition to be disbursed, in accordance with the following schedule:

	12/31/2017	12/31/2016
2017	-	286,829
2018	316,215	483,518
2019	773,268	658,930
2020	848,003	835,468
2021	852,458	839,856
2022	866,119	853,316
Thereafter	2,807,501	2,766,624
Total	6,463,564	6,724,541

The installment financed by long-term debt with aircraft guarantee through the U.S. Ex-Im Bank corresponds approximately to 85% of the aircraft total cost. Other establishments finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company performs payments related to aircraft acquisition through its own funds, short and long-term debt, cash provided by operating activities, short and medium-term lines of credit and supplier financing.

The Company leases its entire aircraft fleet through a combination of operating and finance leases. As of December 31, 2017, the total fleet leased was comprised of 119 aircraft, of which 88 were under operating leases and 31 were recorded as finance leases. During the year ended December 31, 2017, the Company returned 11 aircraft under operating lease contracts. In addition, the Company changed the classification of three finance lease agreements, which are now classified as operating leases due to the new characteristics arising from the renewal of these contracts.

As of December 31, 2017, the Company recorded operating lease installments in the amount of R$139,110, of which R$28,387 under current liabilities and R$110,723 under noncurrent liabilities (R$7,233 was recorded under current liabilities as of December 31, 2016). Such amounts refer to negotiations with lessors that resulted in postponement of the original payment flows of the leases.

On February 14, 2017 and November 27, 2017, the Company entered in sale-leaseback transactions for 10 aircraft with AWAS and GECAS. The aircraft should be delivered between June 2018 and August 2019 and, pursuant to the agreement, the leases will have a 12-year term as of the arrival date of each aircraft. Under these agreements, AWAS and GECAS undertake to carry out all necessary disbursements to pay for advances based on the disbursement schedule of the aircraft acquisition agreement. Under the same agreement, the Company shall act as a guarantor for the transaction if AWAS and GECAS fail to comply with the commitments established in such agreements.

26.1. Operating leases

The future payments of non-cancelable operating lease contracts are denominated in U.S. dollars, and are as follows:

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2017	12/31/2016
2017	-	857,747
2018	858,508	839,343
2019	928,226	889,940
2020	888,944	873,692
2021	746,595	745,719
2022	630,477	646,388
Thereafter	1,251,964	1,393,896
Total minimum lease payments	5,304,714	6,246,725

26.2.             Sale-leaseback transactions

In the year ended December 31, 2017, the Company did not enter in sale-leaseback transactions (net gain of R$233,483 related to 7 aircraft in the year ended December 31, 2016).

Additionally, the Company also has balances of deferred losses from transactions carried out between 2006 and 2009, in the amount of R$2,887 (R$9,959 as of December 31, 2016).

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

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

Financial instruments are managed by the Risk Committee in line with the Risk Management Policy approved by the Risk Policy Committee and submitted to the Board of Directors. The Risk Policy Committee sets guidelines and limits, monitors controls, including mathematical models used to continuously monitor exposures and possible financial effects, and also prevents the execution of speculative financial instruments transactions.

The Company does not hedge its total risk exposure, and is, therefore, subject to market fluctuations for a significant portion of its exposed assets and liabilities. Decisions on the portion to be protected consider the financial risks and the costs for such protection and are determined and reviewed at least quarterly in line with Risk Policy Committee strategies. The results from operations and the application of risk management controls are part of the monitoring process by the Risk Policy Committee and have been satisfactory to the proposed objectives.

The description of the consolidated account balances and the categories of financial instruments included in the statements of financial position as of December 31, 2017 and 2016 is as follows:

	Measured at fair value through profit or loss		Loans and receivables (financing) (c)
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Assets
Cash and cash equivalents (a)	434,295	269,797	592,567	292,410
Short-term investments (a)	955,589	431,233	-	-
Restricted cash	268,047	168,769	-	-
Derivatives assets	40,647	3,817	-	-
Trade receivables	-	-	936,478	760,237
Deposits (b)	-	-	655,244	756,810
Other assets	-	-	123,721	118,058

Liabilities
Debt	-	-	7,105,667	6,379,220
Suppliers	-	-	1,471,150	1,111,514
Derivatives liabilities	34,457	89,211	-	-
Operating leases	-	-	139,110	7,233

(a)   The Company manages its financial investments to pay its short-term operational expenses.

(b)   Excludes judicial deposits, as described in Note 9.

(c)   Items classified as amortized cost refer to credits, debt with private institutions which, in any early settlement, there are no substantial alterations in relation to the values recorded, except the amounts related to Perpetual Notes and Senior Notes, as disclosed in Note 16. The fair values approximate the book values, according to the short-term maturity period of these assets and liabilities. During the year ended December 31, 2017, there was no change on the classification between categories of the financial instruments.

As of December 31, 2017 and 2016, the Company did not have financial assets classified as available for sale.

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company's derivative financial instruments were recognized as follows:

	Fuel	Foreign currency	Interest rate	Equity forward (**)	Total
Derivative assets (liabilities) as of December 31, 2015 (*)	-	1,766	(141,443)	-	(139,677)
Fair value variations:
Net gains (losses) recognized in profit or loss (a)	309	(40,931)	(1)	-	(40,623)
Losses recognized in other comprehensive income (loss)	-	-	(4,842)	-	(4,842)
Settlements during the year	3,508	39,165	57,075	-	99,748
Derivative assets (liabilities) as of December 31, 2016 (*)	3,817	-	(89,211)	-	(85,394)
Fair value variations:
Net gains recognized in profit or loss (a)	13,768	-	-	11,094	24,862
Losses recognized in other comprehensive income (loss)	35,505	-	(1,093)	-	34,412
Settlements (payments received) during the year	(12,443)	-	55,847	(11,094)	32,310
Derivative assets (liabilities) as of December 31, 2017 (*)	40,647	-	(34,457)	-	6,190

Changes in other comprehensive income (loss)
Balances as of December 31, 2015	-	-	(178,942)	-	(178,942)
Fair value adjustments during the year	-	-	(4,842)	-	(4,842)
Net reversal to profit or loss (b)	-	-	128,731	-	128,731
Tax effects	-	-	(92,179)	-	(92,179)
Balances as of December 31, 2016	-	-	(147,229)	-	(147,229)
Fair value adjustments during the year	35,505	-	(1,093)	-	34,412
Net reversal to profit or loss (b)	-	-	33,501	-	33,501
Balances as of December 31, 2017	35,505	-	(114,821)	-	(79,316)

Effects on profit or loss (a-b)	13,768	-	(33,501)	11,094	(8,639)

December 31, 2017
Recognized in operating costs and expenses	8,626	-	(11,548)	-	(2,922)
Recognized in financial results	5,142	-	(21,953)	11,094	(5,717)

December 31, 2016
Recognized in operating costs and expenses	-	-	(12,574)	-	(12,574)
Recognized in financial results	309	(40,931)	(116,158)	-	(156,780)

December 31, 2015
Recognized in operating costs and expenses	-	-	(13,150)	-	(13,150)
Recognized in financial results	(29,964)	102,696	(22,575)	-	50,157

(*)  Classified as "Derivatives assets" if the amount results in an asset or "Derivatives liabilities" if the amount results in a liability.

(**) In 2017, the Company carried out transactions with shares of third-party companies traded on B3 in the amount of R$106,976, and contracted a term derivative attached to the transaction, in order to minimize the risk of volatility of the shares borrowed in the market. This operation was fully settled with the respective derivative in December 2017.

The Company may adopt hedge accounting for derivatives contracted to hedge interest rate risk classified as "cash flow hedge" and that qualify for this classification as per IAS 39. As of December 31, 2017, the Company adopts cash flow hedge for the interest rate (mainly Libor interest rates) and jet fuel.

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The cash flow hedge is programmed to be recycled to profit or loss in the periods stated bellow:

	2018	2019	2020	2021	2022	Thereafter
Interest rate	(14,028)	(15,099)	(14,062)	(12,328)	(11,013)	(48,291)
Fuel	35,505	-	-	-	-	-
Recycle expectation (*)	21,477	(15,099)	(14,062)	(12,328)	(11,013)	(48,291)

(*) The positive amounts represent receivables and the negative amounts represent payables.

27.1.    Market risks

a)    Fuel price risk

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. To mitigate the risk of fuel price, the Company held the purchase option attached to WTI, as of December 31, 2017. In the year ended December 31, 2017, the Company recognized total gains of R$13,768 (gain of R$309 in the year ended December 31, 2016 and loss of R$29,964 in the year ended December 31, 2015) with fuel hedge transactions.

In the year ended December 31, 2017, the Company held derivatives operations designated as “hedge accounting” (as of December 31, 2016 and 2015, the Company did not hold derivatives operations designated as “hedge accounting”).

b)    Foreign currency risk

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. As of December 31, 2017, the Company had no outstanding derivative financial instruments. The Company recognized a loss on foreign currency derivatives in the amount of R$40,931 for the year ended December 31, 2016 and gain of R$102,969 in the year ended December 31, 2015). The Company does not have foreing currency derivatives designated as “hedge accounting”.

The Company’s foreign currency exposure is summarized below:

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2017	12/31/2016
Assets
Cash and cash equivalents, short-term investments and restricted cash	1,215,716	548,792
Trade receivables	126,140	104,800
Deposits	655,244	756,810
Derivatives	40,647	3,817
Other assets	-	10,184
Total assets	2,037,747	1,424,403

Liabilities
Short and long-term debt	4,593,169	3,596,379
Finance leases	1,476,151	1,718,012
Foreign suppliers	644,775	344,654
Derivatives	34,457	89,211
Operating leases	139,110	7,233
Total liabilities	6,887,662	5,755,489

Exchange exposure	4,849,915	4,331,086

Commitments not recorded in the statements of financial position
Future commitments resulting from operating leases	5,304,714	6,246,725
Future commitments resulting from firm aircraft orders	45,090,382	48,032,429
Total	50,395,096	54,279,154

Total foreign currency exposure - R$	55,245,011	58,610,240
Total foreign currency exposure - US$	16,700,426	17,983,566
Exchange rate (R$/US$)	3.3080	3.2591

The Company’s foreign currency exposure mainly comprises U.S. Dollar rate.

c)     Interest rate risk

The Company is mainly exposed to lease transactions indexed to variations in the Libor rate until the aircraft is received. To mitigate such risks, the Company has derivative financial instruments of interest rate (Libor) swaps. During the year ended December 31, 2017, the Company recognized a total loss with interest hedging transactions in the amount of R$33,501 (loss of R$128,732 and R$35,725 in the years ended December 31, 2016 and 2015, respectively).

As of December 31, 2017, 2016 and 2015, the Company and its subsidiaries had interest rate swap derivatives recorded as hedge accounting.

27.2.    Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by cash and cash equivalents, short-term investments and trade receivables. Financial assets classified as cash, cash equivalents and short-term investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies. The financial institutions in which the Company concentrates more than 10% of its total financial assets are Itaú and Banco do Brasil. Other assets are diluted among other financial institutions, pursuant to the Company’s risk policy.  Trade receivables consists of amounts falling due from credit card operators, travel agencies, installment sales and government entities, which leaves the Company exposed to a small portion of the credit risk of individuals and other entities. Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

27.3.    Liquidity risk

The Company is exposed to two distinct forms of liquidity risk: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating obligations at the maturity dates. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio term.

The schedules of financial liability hold by the Company as of December 31, 2017 and 2016 is as follows:

	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total
Short and long-term debt	369,496	793,376	2,651,018	3,291,777	7,105,667
Suppliers	1,245,352	3,772	222,026	-	1,471,150
Suppliers - Forfaiting	78,416	-	-	-	78,416
Derivatives liabilities	34,457	-	-	-	34,457
Operating leases	28,387	-	110,723	-	139,110
As of December 31, 2017	1,756,108	797,148	2,983,767	3,291,777	8,828,800

Short and long-term debt	499,542	335,748	2,654,007	2,889,923	6,379,220
Suppliers	1,097,997	-	13,517	-	1,111,514
Derivatives liabilities	89,211	-	-	-	89,211
Operating leases	3,215	4,018	-	-	7,233
As of December 31, 2016	1,689,965	339,766	2,667,524	2,889,923	7,587,178

27.4.    Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt. The table below shows the Company’s capital management as of December 31, 2017 and 2016:

	12/31/2017	12/31/2016
Short and long-term debt	7,105,667	6,379,220
(-) Cash and cash equivalents	(1,026,862)	(562,207)
(-) Short-term investments	(955,589)	(431,233)
(-) Restricted cash	(268,047)	(168,769)
A - Net debt	4,855,169	5,217,011
B – Total deficit	(3,068,946)	(3,356,751)
C = (B + A) - Total capital and net debt	1,786,223	1,860,260

27.5.    Sensitivity analysis of financial instruments

The Company also analyzes the impact of the financial instrument fluctuation on the profit or loss and total equity considering:

·	Increase and decrease by 25% and -50% in fuel prices, by keeping all the other variables constant;
·	Increase and decrease by 25% and -50% in the U.S. dollar exchange rate, by keeping all the other variables constant;
·	Increase and decrease by 25% and -50% in the Libor interest rate, by keeping all the other variables constant.

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The estimates presented do not necessarily reflect the amounts to be reported in future financial statements. The use of different methodologies and/or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis of foreign currency exposure, derivatives positions and interest rates on December 31, 2017 to market risks considered relevant by Management. In the tables, positive values are displayed as asset exposures (assets higher than liabilities) and negative values are exposed liabilities (liabilities greater than assets).

a)    Fuel risk

The Company and its subsidiaries contract crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge fluctuations in jet fuel prices. Historically, oil prices are highly correlated with aircraft fuel prices.

	1Q18	2Q18	3Q18	4Q18	Total 12M
Percentage of fuel exposure hedged	27%	10%	6%	5%	12%
Amount in barrels (thousand barrels)	855	360	220	163	1,598
Future rate agreed per barrel (US$)	51.89	51.33	51.46	51.58	51.67
Total in thousands of Brazilian Reais	146,760	61,124	37,453	27,813	273,120

b)    Foreign currency risk

As of December 31, 2017, the Company adopted the closing exchange rate of R$3.3080/US$1.00 as likely scenario. The table below shows the sensitivity analysis and the effect on profit or loss of exchange rate fluctuations in the exposure amount of the period as of December 31, 2017:

	Exchange rate	Effect on profit/loss
Net liabilities exposed to the risk of appreciation of the U.S. dollar (R$3.3080/US$1.00)	3.3080	(4,849,915)
Dollar depreciation (-50%)	1.6540	2,424,957
Dollar depreciation (-25%)	2.4810	1,212,479
Dollar appreciation (+25%)	4.1350	(1,212,479)
Dollar appreciation (+50%)	4.9620	(2,424,957)

c)     Interest rate risk

As of December 31, 2017, the Company holds financial investments and financial liabilities indexed to several rates, and position in Libor derivatives. In the sensitivity analysis of non-derivative financial instruments, it was considered the impacts on yearly interest of the exposed values as of December 31, 2017 (see Note 16) arising from fluctuations in interest rates, according to the scenarios presented below. The amounts show the impacts on profit or loss according to the scenarios presented below:

	Financial debt net of short-term investments (a)		Derivatives (c)
Risk	Increase in the CDI rate	Decrease in the Libor rate	Decrease in the Libor rate
Referential rates	6.89%	1.69%	1.69%
Exposure amount (probable scenario) (b)	1,129,300	(287,608)	(34.457)
Possible adverse scenario (+25%)	90,595	(6,091)	(730)
Remote adverse scenario (+50%)	108,714	(7,309)	(876)

(a)     Total invested and raised in the financial market at the CDI rate. A negative amount means more debt than investment.

(b)    Balances recorded on December 31, 2017.

(c)     Derivatives contracted to hedge the Libor rate variation embedded in the agreements for future delivery of aircraft.

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

·       Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

·       Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

·       Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of December 31, 2017 and 2016:

		12/31/122017		12/31/2016
	Fair value level	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	Level 2	434,295	434,295	269,797	269,797
Short-term investments	Level 1	32,701	32,701	41,104	41,104
Short-term investments	Level 2	922,888	922,888	390,129	390,129
Restricted cash	Level 2	268,047	268,047	168,769	168,769
Derivatives assets	Level 2	40,647	40,647	3,817	3,817
Derivatives liabilities	Level 2	(34,457)	(34,457)	(89,211)	(89,211)

28. Changes in liabilities arising from financing activities

The changes in liabilities arising from financing activities in the years ended December 31, 2017, 2016 and 2015 are as follows:

12/31/2017
						Non-cash changes
	Opening balance	Cash flows	Net income for the year	Interest paid on loans	Import financing	Exchange variations on loans	Interest on loans	Other	Closing balance
Short and long-term debt	6,379,220	612,396	-	(505,105)	63,066	68,895	502,529	(15,334)	7,105,667
Non-controlling interests from Smiles	293,247	(254,892)	359,025	-	-	-	-	14,633	412,013
Capital stock	3,080,110	2,692	-	-	-	-	-	-	3,082,802
Share issuance costs	(155,618)	(523)	-	-	-	-	-	523	(155,618)

12/31/2016
						Non-cash changes
	Opening balance	Cash flows	Net income for the year	Repurchase of debt securities	Interest paid on loans	Exchange variations on loans	Interest on loans	Other	Closing balance
Short and long-term debt	9,304,926	(890,559)	-	(286,799)	(606,405)	(1,220,608)	627,672	(549,007)	6,379,220
Non-controlling interests from Smiles	224,022	(171,829)	252,745	-	-	-	-	(11,691)	293,247
Capital stock	3,080,110	-	-	-	-	-	-	-	3,080,110
Share issuance costs	(155,223)	(395)	-	-	-	-	-	-	(155,618)

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

12/31/2015
						Non-cash changes
	Opening balance	Cash flows	Net income for the year	Repurchase of debt securities	Interest paid on loans	Exchange variations on loans	Interest on loans	Other	Closing balance
Short and long-term debt	6,235,239	426,973	-	-	(548,773)	(2,337,999)	600,410	253,078	9,304,926
Non-controlling interests from Smiles	185,413	(136,822)	169,643	-	-	-	-	5,788	224,022
Capital stock	2,618,799	465,048	-	-	-	-	-	(3,737)	3,080,110
Share issuance costs	(150,214)	(5,009)	-	-	-	-	-	-	(155,223)

29. Insurance

As of December 31, 2017, insurance coverage by nature, considering the aircraft fleet and related to the maximum reimbursable amounts indicated in U.S. dollars, along with Smiles’ insurance coverage, is as follows:

Aviation	In thousands of Brazilian Reais	In thousands of U.S. dollars
GLA
Guarantee - hull/war	12,504,240	3,780,000
Civil liability per event/aircraft (*)	2,481,000	750,000
Inventories (local) (*)	992,400	300,000
Smiles
Rent insurance (Rio Negro – Alphaville complex)	1,470	-
D&O liability insurance	50,000	-
Fire insurance (Property insurance Rio Negro – Alphaville complex)	9,025	-

(*)   Values per incident and annual aggregate.

Pursuant to Law No. 10,744 of October 9, 2003, the Brazilian government assumed the commitment to complement any civil-liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which GLA may be required to pay, for amounts exceeding the limit of the insurance policies effective since September 10, 2001, limited to the amount in Brazilian Reais equivalent to US$1.0 billion.

30. Subsequent events

On January 16, 2018, the subsidiary Gol Finance approved a tender offer of up to US$50 milion of the Senior Notes due in 2020.

On January 30, 2018, the offering of Senior Notes by Gol Finance was approved, in the amount of US$150 milion, due in 2025, which priced on February 2, 2018. The new Notes will be consolidated with, and form a single series with, the US$500 milion aggregate principal amount of notes that were originally issued on December 11, 2017, raising the outstanding total on the tranche to US$650 milion. Gol Finance will use part of the proceeds from the Senior Notes due in 2025 to fully redeem the Senior Notes due in 2020 that were offered after the Tender Offer and pay related costs and expenses.

Pursuant to a share repurchase program announced on April 10, 2018, to comply with the Company's restricted shares plan, the Company repurchased, through transactions on the B3, 740,000 preferred shares, representing 0.2776% of the total preferred shares issued and 0.2124% of the Company's capital stock, calculated considering the ratio of 35:1 of dividend rights of holders of common shares to those of holders of preferred shares. As a result of these repurchases, the Company holds 1,018,612 preferred shares in treasury, representing 0.3821% of the total preferred shares issued and 0.2924% of our capital stock. The Company terminated the share repurchase program on April 19, 2018.