Form 20-F/A
period 2017-12-31
Gol Intelligent Airlines Inc.
filed 2018-05-30
CIK 1291733

As filed with the Securities and Exchange Commission on May 30, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________________

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

1

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

Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-accelerated Filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

2

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2017 of Gol Linhas Aéreas Inteligentes S.A. (the “Company”), filed with the Securities and Exchange Commission on April 30, 2018 (the “Annual Report”), is being filed for the following reasons:

(i) To file Exhibit 101, which presents financial information of the Company in eXtensible Business Reporting Language (XBRL). “Item 19. Exhibits” of the Annual Report is hereby amended to include the following exhibits:

Exhibit Number	Description
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.

(ii) To amend and restate the second footnote under the table “Reconciliation of Net Income (Loss) to EBITDA and EBITDAR” in “Item 3. Key Information—A. Selected Financial Data,” on page 7 of the Annual Report, as follows:

(2) We calculate EBITDA as net income (loss) plus financial income (expense), net, income taxes and depreciation and amortization. We calculate EBITDAR as net income (loss) plus financial income (expense), net, income taxes, depreciation and amortization and aircraft rent expenses. EBITDA and EBITDAR are not measures of financial performance recognized under Brazilian GAAP or IFRS, nor should they be considered as alternatives to net income (loss) as measures of operating performance, or as alternatives to operating cash flows or as measures of liquidity. EBITDA and EBITDAR are not calculated using a standard methodology and may not be comparable to the definition of EBITDA or EBITDAR or similarly titled measures used by other companies. Because our calculation of EBITDA eliminates financial income (expense), net, income taxes and depreciation and amortization, we believe that our EBITDA provides an indication of our general economic performance, without giving effect to interest rate or exchange rate fluctuations, changes in income and social contribution tax rates or depreciation and amortization. Because our calculation of EBITDAR eliminates aircraft rent expenses, which are a normal and recurring cash operating expense necessary to operate our business, our EBITDAR’s usefulness is especially limited and we present EBITDAR solely as a valuation metric. You should not consider EBITDAR as a measure of our general economic performance.

(iii) To file amended consolidated financial statements, which reflect the following two amendments:

(a) To include additional disclosure on total net income (loss) attributable to equity holders of the parent and the Company’s calculation of earnings (loss) per share in explanatory note “13. Earnings (loss) per share” to the Company’s audited consolidated financial statements for the years ended December 31, 2017, 2016 and 2015, on page F-36 of the Annual Report, to clarify that the Company’s preferred shares carry economic rights, including dividend rights, 35 times those of common shares. Accordingly, net income (loss) for the year attributable to equity holders of the parent is allocated in proportion to equity holders’ interest in common shares and preferred shares.

The following table sets forth net income (loss) for the year attributable to equity holders of the parent for the periods indicated:

	December 31, 2017			December 31, 2016			December 31, 2015
	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Numerator
Net income (loss) for the year attributable to equity holders of the parent	7,869	11,315	19,184	353,129	496,490	849,619	(2,123,945)	(2,336,938)	(4,460,883)
	7,869	11,315	19,184	353,129	496,490	849,619	(2,123,945)	(2,336,938)	(4,460,883)
Denominator
Weighted average number of outstanding shares (in thousands)*	4,981,350	204,664		5,035,037	202,261		5,035,037	158,285
Effects of dilution from stock options	-	2,614		-	347		-	-
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)*	4,981,350	207,278		5,035,037	202,608		5,035,037	158,285

Basic earnings (loss) per share	0.002	0.055		0.070	2.455		(0.422)	(14.764)
Diluted earnings (loss) per share	0.002	0.055		0.070	2.450		(0.422)	(14.764)

(*) Weighted average considers the split of common shares approved at the Company’s extraordinary shareholders’ meeting on March 23, 2015, in accordance with IAS 33. Earnings per share presented herein reflects the economic rights attributable to each class of shares.

(b) To replace the misidentified term “Gross profit” with the correct term “Total net revenue” in the tables presenting net revenue in explanatory note “25.2. Results of the operating segments” to the Company’s audited consolidated financial statements for the years ended December 31, 2017, 2016 and 2015, on pages F-51, F-52 and F-53 of the Annual Report, as follows:

	12/31/2017
	Flight transportation	Smiles loyalty program (d)	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (*)	8,785,938	-	8,785,938	399,867	9,185,805
Cargo and other (*)	768,566	-	768,566	(104,350)	664,216
Mileage revenue (*)	-	1,804,129	1,804,129	(1,078,128)	726,001
Total net revenue	9,554,504	1,804,129	11,358,633	(782,611)	10,576,022

	12/31/2016
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (*)	8,340,545	-	8,340,545	330,897	8,671,442
Cargo and other (*)	729,096	-	729,096	426	729,522
Mileage revenue (*)	-	1,548,109	1,548,109	(1,081,738)	466,371
Total net revenue	9,069,641	1,548,109	10,617,750	(750,415)	9,867,335

	12/31/2015
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (*)	8,294,463	-	8,294,463	288,925	8,583,388
Cargo and other (*)	941,928	47,199	989,127	(19,198)	969,929
Miles revenue (*)	-	1,172,322	1,172,322	(947,632)	224,690
Total net revenue	9,236,391	1,219,521	10,455,912	(677,905)	9,778,007

This Amendment No. 1 comprises a cover page, this explanatory note, the amended consolidated financial statements, the exhibits referred to in paragraph (i) of this explanatory note, the signature page and the required certifications of the chief executive officer and chief financial officer of the Company.

Except as described above, this Amendment No. 1 does not amend any other information set forth in the Annual Report, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to April 30, 2018.

ITEM 19. EXHIBITS

Exhibit Number		Description
12.1	*	Section 302 Certification of Chief Executive Officer.
12.2	*	Section 302 Certification of Chief Financial Officer.
13.1	*	Section 906 Certification of Chief Executive Officer.
13.2	*	Section 906 Certification of Chief Financial Officer.
101.INS	*	XBRL Instance Document.
101.SCH	*	XBRL Taxonomy Extension Schema.
101.CAL	*	XBRL Taxonomy Extension Scheme Calculation Linkbase.
101.DEF	*	XBRL Taxonomy Extension Scheme Definition Linkbase.
101.LAB	*	XBRL Taxonomy Extension Scheme Label Linkbase.
101.PRE	*	XBRL Taxonomy Extension Scheme Presentation Linkbase.
* Filed herewith.

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

São Paulo, Brazil

April 30, 2018, except for Notes 13 and 25.2, which are dated May 30, 2018

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

2.    Approval and summary of significant accounting policies applied in preparing the financial statements

The consolidated financial statements were amended in relation to those issued on April 30, 2018 to present additional information (i) on Note 13 to present the total net income (loss) for the year attributable to equity holders of the parent and additional disclosure to clarify that the Company’s preferred shares carry economic rights, including dividend rights, 35 times those of common shares; and (ii) to replace the misidentified term “gross profit” to “total net revenue” in the tables presenting net revenue by segment in Note 25.2.

The Company’s consolidated financial statements were authorized for issue by Management on May 30, 2018.

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

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

13. Earnings (loss) per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. The Company’s preferred shares carry economic rights, including dividend rights, 35 times those of common shares. Accordingly, net income (loss) for the year attributable to equity holders of the parent is allocated in proportion to equity holders’ interest in common shares and preferred shares.

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

The antidilutive effect of all potential shares is disregarded in calculating diluted earnings or loss per share.

The following table sets forth net income (loss) for the year attributable to equity holders of the parent for the periods indicated:

	Parent Company and Consolidated
	12/31/2017			12/31/2016			12/31/2015
	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total

Numerator
Net income (loss) for the year attributable to equity holders of the parent	7,869	11,315	19,184	353,129	496,490	849,619	(2,123,945)	(2,336,938)	(4,460,883)
	7,869	11,315	19,184	353,129	496,490	849,619	(2,123,945)	(2,336,938)	(4,460,883)

Denominator	3
Weighted average number of outstanding shares (in thousands) (*)	4,981,350	204,664		5,035,037	202,261		5,035,037	158,285
Effects of dilution from stock options	-	2,614		-	347		-	-
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands) (*)	4,981,350	207,278		5,035,037	202, 608		5,035,037	158,285

Basic earnings (loss) per share	0.002	0.055		0.070	2.455		(0.422)	(14.764)
Diluted earnings (loss) per share	0.002	0.055		0.070	2.450		(0.422)	(14.764)

(*) Weighted average considers the split of common shares approved at the Company’s extraordinary shareholders’ meeting on March 23, 2015, in accordance with IAS 33. Earnings per share presented herein reflects the economic rights attributable to each class of shares.

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

•

GLA is discussing the non-incidence of the additional 1% COFINS rate on the imports of aircraft and parts, amounting R$48,596 (R$39,428 as of December 31, 2016). The Company’s legal counsel believes that the classification of possible risk was due to the fact that there was no express revocation of the tax relief (zero rate) granted to regular flight transportation companies.

•

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

•

GLA’s goodwill in the amount of R$80,198 (R$72,687 as of December 31, 2016) resulted from assessment notice related to the deductibility of the goodwill classified as future profitability. The classification of possible risk is a result of the absence of a final opinion from the Superior Courts.

•

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

•

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

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

25.2.    Results of the operating segments

	12/31/2017
	Flight transportation	Smiles loyalty program (d)	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (*)	8,785,938	-	8,785,938	399,867	9,185,805
Cargo and other (*)	768,566	-	768,566	(104,350)	664,216
Mileage revenue (*)	-	1,804,129	1,804,129	(1,078,128)	726,001
Total net revenue	9,554,504	1,804,129	11,358,633	(782,611)	10,576,022

Operating costs and expenses
Salaries	(1,654,388)	(53,723)	(1,708,111)	-	(1,708,111)
Aircraft fuel	(2,887,737)	-	(2,887,737)	-	(2,887,737)
Aircraft rent	(939,744)	-	(939,744)	-	(939,744)
Sales and marketing	(518,025)	(69,917)	(587,942)	(2,872)	(590,814)
Landing fees	(664,170)	-	(664,170)	-	(664,170)
Aircraft, traffic and mileage servicing	(649,126)	(990,685)	(1,639,811)	765,075	(874,736)
Maintenance, materials and repairs	(368,719)	-	(368,719)	-	(368,719)
Depreciation and amortization	(491,806)	(13,619)	(505,425)	-	(505,425)
Passenger service expenses	(437,045)	-	(437,045)	-	(437,045)
Other operating expenses	(591,087)	(26,385)	(617,472)	7,162	(610,310)
Total operating costs and expenses	(9,201,847)	(1,154,329)	(10,356,176)	769,365	(9,586,811)

Equity results	395,245	-	395,245	(394,701)	544
Operating result before financial result, net and income taxes	747,902	649,800	1,397,702	(407,947)	989,755

Financial results
Financial income	184,448	205,431	389,879	(176,433)	213,446
Financial expenses	(1,225,315)	(2,201)	(1,227,516)	177,055	(1,050,461)
Exchange rate variation, net	(78,462)	(3,284)	(81,746)	2	(81,744)
Total financial results	(1,119,329)	199,946	(919,383)	624	(918,759)

Income (loss) before income taxes	(371,427)	849,746	478,319	(407,323)	70,996

Income taxes	390,611	(89,131)	301,480	5,733	307,213
Net income for the year	19,184	760,615	779,799	(401,590)	378,209

Attributable to equity holders of the parent	19,184	401,590	420,774	(401,590)	19,184
Attributable to non-controlling interests of Smiles	-	359,025	359,025	-	359,025

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2016
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (*)	8,340,545	-	8,340,545	330,897	8,671,442
Cargo and other (*)	729,096	-	729,096	426	729,522
Mileage revenue (*)	-	1,548,109	1,548,109	(1,081,738)	466,371
Total net revenue	9,069,641	1,548,109	10,617,750	(750,415)	9,867,335

Operating costs and expenses
Salaries	(1,615,740)	(41,045)	(1,656,785)	-	(1,656,785)
Aircraft fuel	(2,695,390)	-	(2,695,390)	-	(2,695,390)
Aircraft rent	(996,945)	-	(996,945)	-	(996,945)
Sales and marketing	(494,076)	(61,908)	(555,984)	-	(555,984)
Landing fees	(687,366)	-	(687,366)	-	(687,366)
Aircraft, traffic and mileage servicing	(660,009)	(828,887)	(1,488,896)	735,399	(753,497)
Maintenance, materials and repairs	(593,090)	-	(593,090)	-	(593,090)
Depreciation and amortization	(439,173)	(8,495)	(447,668)	-	(447,668)
Passenger service expenses	(461,837)	-	(461,837)	-	(461,837)
Other operating expenses	(316,766)	(4,197)	(320,963)	15	(320,948)
Total operating costs and expenses	(8,960,392)	(944,532)	(9,904,924)	735,414	(9,169,510)

Equity results	287,134	(2,530)	284,604	(285,884)	(1,280)
Operating result before financial result, net and income taxes	396,383	601,047	997,430	(300,885)	696,545

Financial results
Financial income	395,901	212,758	608,659	(40,155)	568,504
Financial expenses	(1,311,940)	(168)	(1,312,108)	40,544	(1,271,564)
Exchange rate variation, net	1,362,145	5,792	1,367,937	-	1,367,937
Total financial results	446,106	218,382	664,488	389	664,877

Income before income taxes	842,489	819,429	1,661,918	(300,496)	1,361,422

Income taxes	7,130	(271,156)	(264,026)	4,968	(259,058)
Net income for the year	849,619	548,273	1,397,892	(295,528)	1,102,364

Attributable to equity holders of the parent	849,619	295,528	1,145,147	(295,528)	849,619
Attributable to non-controlling interests of Smiles	-	252,745	252,745	-	252,745

Gol Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2015
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (*)	8,294,463	-	8,294,463	288,925	8,583,388
Cargo and other (*)	941,928	47,199	989,127	(19,198)	969,929
Miles revenue (*)	-	1,172,322	1,172,322	(947,632)	224,690
Total net revenue	9,236,391	1,219,521	10,455,912	(677,905)	9,778,007

Operating costs and expenses
Salaries	(1,544,157)	(36,374)	(1,580,531)	-	(1,580,531)
Aircraft fuel	(3,301,368)	-	(3,301,368)	-	(3,301,368)
Aircraft rent	(1,100,086)	-	(1,100,086)	-	(1,100,086)
Sales and marketing	(566,329)	(51,074)	(617,403)	-	(617,403)
Landing fees	(681,378)	-	(681,378)	-	(681,378)
Aircraft, traffic and mileage servicing	(615,792)	(700,200)	(1,315,992)	637,917	(678,075)
Maintenance, materials and repairs	(603,925)	-	(603,925)	-	(603,925)
Depreciation and amortization	(416,856)	(2,835)	(419,691)	-	(419,691)
Passenger service expenses	(481,765)	-	(481,765)	-	(481,765)
Other operating expenses	(485,738)	(13,183)	(498,921)	5,300	(493,621)
Total operating costs and expenses	(9,797,394)	(803,666)	(10,601,060)	643,217	(9,957,843)

Equity results	179,377	(5,932)	173,445	(177,386)	(3,941)
Operating result before financial result, net and income taxes	(381,626)	409,923	28,297	(212,074)	(183,777)

Financial results
Financial income	287,058	156,042	443,100	(110,533)	332,567
Financial expenses	(1,424,321)	(15,104)	(1,439,425)	110,534	(1,328,891)
Exchange rate variation, net	(2,264,750)	(2,248)	(2,266,998)	(1)	(2,266,999)
Total financial results	(3,402,013)	138,690	(3,263,323)	-	(3,263,323)

Income (loss) before income taxes	(3,783,639)	548,613	(3,235,026)	(212,074)	(3,447,100)

Income taxes	(677,244)	(178,691)	(855,935)	11,795	(844,140)
Net income (loss) for the year	(4,460,883)	369,922	(4,090,961)	(200,279)	(4,291,240)

Attributable to equity holders of the parent	(4,460,883)	200,279	(4,260,604)	(200,279)	(4,460,883)
Attributable to non-controlling interests of Smiles	-	169,643	169,643	-	169,643

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

	12/31/2017	12/31/2016
Short and long-term debt	7,105,667	6,379,220
(-) Cash and cash equivalents	(1,026,862)	(562,207)
(-) Short-term investments	(955,589)	(431,233)
(-) Restricted cash	(268,047)	(168,769)
A - Net debt	4,855,169	5,217,011
B – Total deficit	(3,068,946)	(3,356,751)
C = (B + A) - Total capital and net debt	1,786,223	1,860,260

27.5.    Sensitivity analysis of financial instruments

The Company also analyzes the impact of the financial instrument fluctuation on the profit or loss and total equity considering:

•	Increase and decrease by 25% and -50% in fuel prices, by keeping all the other variables constant;
•	Increase and decrease by 25% and -50% in the U.S. dollar exchange rate, by keeping all the other variables constant;
•	Increase and decrease by 25% and -50% in the Libor interest rate, by keeping all the other variables constant.

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

SIGNATURES

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

Dated: May 30, 2018