Form 20-F
period 2018-12-31
Gol Intelligent Airlines Inc.
filed 2019-03-14
CIK 1291733

As filed with the Securities and Exchange Commission on March 13, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 20-F

_______________

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

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
Jardim Aeroporto
04626-020 São Paulo, São Paulo
Federative Republic of Brazil
(+55 11 2128-4700)

(Address of principal executive offices)

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

The number of outstanding shares of each class of stock of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2018:

2,863,682,710 Shares of Common Stock

267,543,740 Shares of Preferred Stock

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Table of Contents
Presentation of Financial and Other Data		1
Cautionary Statements about Forward-Looking Statements		2
ITEM 1.	Identity of Directors, Senior Management and Advisers	3
ITEM 2.	Offer Statistics and Expected Timetable	3
ITEM 3.	Key Information	3
A.	Selected Financial Data	3
B.	Capitalization and Indebtedness	6
C.	Reasons for the Offer and Use of Proceeds	6
D.	Risk Factors	7
ITEM 4.	Information on the Company	15
A.	History and Development of the Company	15
B.	Business Overview	21
C.	Organizational Structure	44
D.	Property, Plant and Equipment	44
ITEM 4A.	Unresolved Staff Comments	45
ITEM 5.	Operating and Financial Review and Prospects	45
A.	Operating Results	45
B.	Liquidity and Capital Resources	66
C.	Research and Development, Patents and Licenses, etc.	71
D.	Trend Information	71
E.	Off-Balance Sheet Arrangements	71
F.	Tabular Disclosure of Contractual Obligations	71
ITEM 6.	Directors, Senior Management and Employees	72
A.	Directors and Senior Management	72
B.	Compensation	76
C.	Board Practices	77
D.	Employees	78
E.	Share Ownership	78
ITEM 7.	Major Shareholders and Related Party Transactions	79
A.	Major Shareholders	79
B.	Related Party Transactions	80
C.	Interests of Experts and Counsel	82
ITEM 8.	Financial Information	82
A.	Consolidated Statements and Other Financial Information	82
B.	Significant Changes	88
ITEM 9.	The Offer and Listing	88
A.	Offer and Listing Details	88
B.	Plan of Distribution	88
C.	Markets	88
D.	Selling Shareholders	90
E.	Dilution	91
F.	Expenses of the Issue	91
ITEM 10.	Additional Information	91
A.	Share Capital	91

B.	Memorandum and Articles of Association	91
C.	Material Contracts	100
D.	Exchange Controls	100
E.	Taxation	101
F.	Dividends and Paying Agents	110
G.	Statement by Experts	110
H.	Documents on Display	110
I.	Subsidiary Information	111
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	111
ITEM 12.	Description of Securities other than Equity Securities	112
A.	American Depositary Shares	112
ITEM 13.	Defaults, Dividend Arrearages and Delinquencies	114
ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	114
ITEM 15.	Controls and Procedures	114
ITEM 16.	Reserved	115
ITEM 16A.	Audit Committee Financial Expert	115
ITEM 16B.	Code of Ethics	115
ITEM 16C.	Principal Accountant Fees and Services	115
ITEM 16D.	Exemptions from the Listing Standards for Audit Committees	116
ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	116
ITEM 16F.	Change in Registrant’s Certifying Accountant	116
ITEM 16G.	Corporate Governance	116
ITEM 16H.	Mine Safety Disclosure	118
ITEM 17.	Financial Statements	119
ITEM 18.	Financial Statements	119
ITEM 19.	Exhibits	119
Signature		120

Presentation of Financial and Other Data

The consolidated financial statements included in this annual report have been prepared in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB, in reais.

We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts in respect of the year ended December 31, 2018 was R$3.875 to US$1.00, which was the commercial rate for the sale of U.S. dollars in effect on December 31, 2018, as reported by the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at the above rate. See “Item 3A. Selected Financial Data—Exchange Rates” for more detailed information regarding the Brazilian foreign exchange system and historical data on the exchange rate of the real against the U.S. dollar.

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

•         our ability to service our debt;

•         inflation and fluctuations in the exchange rate of the real;

•         changes to existing and future governmental regulations, including air traffic capacity controls;

•         fluctuations in crude oil prices and its effect on fuel costs;

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

•         developments in the Brazilian civil aviation infrastructure, including air traffic control, airspace and airport infrastructure; and

•         future terrorism incidents, cyber-security threats or related activities affecting the airline industry.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of regulation and of competition. Forward‑looking statements are valid only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

PART I

ITEM 1.       Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.       Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.       Key Information

A.      Selected Financial Data

We present in this section the following summary financial data:

•         Summary financial information derived from our audited consolidated financial statements included herein as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016; and

•         Summary financial information derived from our audited consolidated financial statements not included herein as of December 31, 2016 and as of and for the years ended December 31, 2015 and 2014.

We adopted IFRS 15 – Revenue from Contracts with Customers, or IFRS 15, on January 1, 2018 using the full retrospective method and restated the financial information for the years ended December 31, 2016 and 2017, for comparative purposes. For more information on IFRS 15, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Recent Accounting Pronouncements” below.

The following tables present summary consolidated financial and operating data for us for each of the periods indicated:

Summary Financial Information

	Year Ended December 31,
	2014	2015	2016	2017	2018	2018(1)
Statements of Operations	(in thousands of R$, except per share/ADS information)					(in thousands of US$)
Operating revenue:
Passenger	9,045,831	8,583,388	9,047,081	9,564,041	10,633,488	2,744,126
Cargo and other	1,020,383	1,194,619	673,416	764,993	777,866	200,740
Total operating revenue	10,066,214	9,778,007	9,720,497	10,329,034	11,411,354	2,944,866
Operating costs and expenses:
Salaries	(1,374,096)	(1,580,531)	(1,656,785)	(1,708,111)	(1,903,852)	(491,317)
Aircraft fuel	(3,842,276)	(3,301,368)	(2,695,390)	(2,887,737)	(3,867,673)	(998,109)
Aircraft rent	(844,571)	(1,100,086)	(996,945)	(939,744)	(1,112,837)	(287,184)
Landing fees	(613,153)	(681,378)	(687,366)	(664,170)	(743,362)	(191,835)
Aircraft, traffic and mileage servicing	(431,974)	(678,075)	(610,293)	(628,140)	(613,768)	(158,392)
Passenger service expenses	(414,518)	(481,765)	(461,837)	(437,045)	(474,117)	(122,353)
Sales and marketing	(667,372)	(617,403)	(555,984)	(590,814)	(581,977)	(150,187)
Maintenance, materials and repairs	(511,045)	(603,925)	(593,090)	(368,719)	(570,333)	(147,183)
Depreciation and amortization	(463,296)	(419,691)	(447,668)	(505,425)	(668,516)	(172,520)
Other operating expenses	(396,481)	(493,621)	(320,948)	(610,310)	524,656	135,395
Total operating costs and expenses	(9,558,782)	(9,957,843)	(9,026,306)	(9,340,215)	(10,011,779)	(2,583,685)
Equity results	(2,490)	(3,941)	(1,280)	544	387	100
Income (loss) before financial income (expense), net and income taxes	504,942	(183,777)	692,911	989,363	1,399,962	361,281
Financial income (expense), net	(1,457,622)	(3,263,323)	664,877	(918,759)	(1,882,558)	(485,821)
Income (loss) before income taxes	(952,680)	(3,447,100)	1,357,788	70,604	(482,596)	(124,541)
Income taxes	(164,601)	(844,140)	(259,058)	307,213	(297,128)	(76,678)
Net income (loss)	(1,117,281)	(4,291,240)	1,098,730	377,817	(779,724)	(201,219)
Attributable to non-controlling interests	128,888	169,643	252,745	359,025	305,669	78,882
Attributable to equity holders of GLAI	(1,246,169)	(4,460,883)	845,985	18,792	(1,085,393)	(280,101)

	As of December 31,
	2014	2015	2016	2017	2018	2018(1)
Balance Sheet Data:	(in thousands of R$)					(in thousands of US$)
Cash and cash equivalents	1,898,773	1,072,332	562,207	1,026,862	826,187	213,210
Restricted cash	331,550	735,404	168,769	268,047	822,132	212,163
Short-term investments	296,824	491,720	431,233	955,589	478,364	123,449
Trade receivables	352,284	462,620	760,237	936,478	853,328	220,214
Total liquidity	2,879,431	2,762,077	1,922,446	3,186,976	2,980,011	769,035
Deposits	793,508	1,020,074	1,188,992	1,163,759	1,612,295	416,076
Total assets	9,976,647	10,368,397	8,404,355	10,004,748	10,378,266	2,678,262
Short-term debt	1,110,734	1,396,623	835,290	1,162,872	1,223,324	315,697
Long-term debt	5,124,505	7,908,303	5,543,930	5,942,795	5,861,143	1,512,553
Total deficit	(332,974)	(4,322,440)	(3,375,934)	(3,088,521)	(4,505,351)	(1,162,671)
Capital stock	2,618,748	3,080,110	3,080,110	3,082,802	3,098,230	799,543

	Year Ended December 31,
	2014	2015	2016	2017	2018	2018(1)
Earnings per Share and Other Information:	(in R$ except number of shares)					(in US$ except number of shares)
Basic income (loss) per preferred share(2)	(4.48)	(14.76)	2.44	0.05	(3.12)	(0.81)
Basic income (loss) per common share(2)	(0.13)	(0.42)	0.07	0.00	(0.09)	(0.02)
Basic income (loss) per share(3)	(4.48)	(14.76)	2.45	0.06	(3.11)	(0.80)
Basic income (loss) per ADS (2)(4)	(8.96)	(29.53)	4.91	0.11	(1.56)	(0.40)
Diluted income (loss) per preferred share(2)	(4.48)	(14.76)	2.44	0.05	(3.12)	(0.81)
Diluted income (loss) per common share(2)	(0.13)	(0.42)	0.07	0.00	(0.09)	(0.02)
Diluted income (loss) per share(3)	(4.48)	(14.76)	2.45	0.05	(3.12)	(0.81)
Diluted income (loss) per ADS(2)(4)	(8.96)	(29.53)	4.90	0.11	(1.56)	(0.40)
Weighted average number of outstanding shares in relation to basic income (loss) per preferred share (in thousands)	134,151	158,285	202,261	204,664	266,676	266,676
Weighted average number of outstanding shares in relation to basic income (loss) per common share (in thousands)	5,035,037	5,035,037	5,035,037	4,981,350	2,863,683	2,863,683
Weighted average number of outstanding shares in relation to basic income (loss) per share (in thousands)(3)	278,009	302,143	346,119	346,988	348,496	348,496
Weighted average number of outstanding ADSs in relation to basic income (loss) per share (in thousands)(3)(4)	139,005	151,072	173,060	173,494	174,248	174,248
Weighted average number of outstanding shares in relation to diluted income (loss) per preferred share (in thousands)	134,151	158,285	202,608	207,278	266,676	266,676
Weighted average number of outstanding shares in relation to diluted income (loss) per common share (in thousands)	5,035,037	5,035,037	5,035,037	4,981,350	2,863,683	2,863,683
Weighted average number of outstanding shares in relation to diluted income (loss) per share (in thousands)(3)	278,009	302,143	346,465	349,602	348,496	348,496
Weighted average number of outstanding ADSs in relation to diluted income (loss) per share (in thousands)(3)(4)	139,005	151,072	173,233	174,801	174,248	174,248
Dividends declared per preferred share (net of withheld income taxes)	-	-	-	-	-	-

	Year Ended December 31,
	2014	2015	2016	2017	2018	2018(1)
Other Financial Data:	(in thousands of R$ except percentages)					(in thousands of US$)
EBITDA(5)	968,238	235,914	1,140,579	1,494,788	2,068,478	533,801
EBITDA margin(6)	9.6%	2.4%	11.7%	14.5%	18.1%	18.1%
Operating margin(7)	5.0%	(1.9)%	7.1%	9.6%	12.3%	12.3%
Total liquidity(8)	2,879,431	2,762,077	1,922,446	3,186,976	2,980,011	769,035
Net cash flows from (used in) operating activities	1,129,192	(599,467)	(21,067)	672,753	2,081,869	537,257
Net cash flows from (used in) investing activities	(431,610)	(1,259,157)	592,089	(559,805)	(1,587,256)	(409,614)
Net cash flows from (used in) financing activities	(309,584)	750,190	(1,062,783)	359,673	(753,189)	(194,371)

Summary Operational Data

	Year Ended December 31
	2014	2015	2016	2017	2018
Operating Data:
Operating aircraft at period end	139	142	121	119	121
Total aircraft at period end	144	144	130	119	121
Revenue passengers carried (in thousands)(9)	39,749	38,868	32,623	32,507	33,446
Revenue passenger kilometers (RPK) (in millions)(9)	38,085	38,410	35,928	37,408	38,423
Available seat kilometers (ASKs) (in millions) (9)	49,503	49,744	46,329	46,695	48,058
Load-factor	76.9%	77.2%	77.5%	80.1%	80.0%
Break-even load factor	73.1%	78.1%	72.0%	72.4%	70.1%
Aircraft utilization (block hours per day)	11.5	11.3	11.2	12.1	11.8
Average fare (R$)	228	221	284	294	318
Passenger revenue yield per RPK (R$ cents)	23.8	22.4	25.2	25.6	27.6
Passenger revenue per ASK (R$ cents)	18.3	17.3	19.5	20.5	22.1
Operating revenue per ASK (R$ cents)	20.3	19.7	21.0	22.1	23.7
Operating expense per ASK (R$ cents)	19.3	20.0	19.5	20.0	20.8
Operating expense less fuel expense per ASK (R$ cents)	11.6	13.4	13.5	13.8	12.8
Departures	317,594	315,902	261,514	250,654	250,040
Departures per day	870	866	717	687	685
Destinations served	71	68	63	64	69
Average stage length (kilometers)	912	933	1,043	1,094	1,098
Active full-time equivalent employees at period end	16,875	16,472	15,261	14,532	15,259
Fuel liters consumed (in millions)	1,538	1,551	1,392	1,379	1,403
Average fuel expense per liter (R$)	2.50	2.13	1.94	2.15	2.91

______________________

(1)	Translated for convenience using the U.S. dollar selling rate as reported by the Central Bank of R$3.875 to US$1.00 as of December 31, 2018.

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

(3)

Common shares divided by 35 to calculate weighted average number of shares, to reflect the ratio of 35 common shares for each preferred share. This is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to numbers calculated per preferred share and per common share. We believe that calculations per share provide useful information as they equalize the common share economic rights and number of shares to those of our preferred shares.

(4)	Adjusted to reflect the November 2017 ratio change of one ADS to two preferred shares. See “Item 12. Description of Securities other than Equity Securities—A. American Depositary Shares.”

(5)

We calculate EBITDA as net income (loss) plus financial income (expense), net, income taxes and depreciation and amortization. EBITDA is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows, or as a measure of liquidity. EBITDA is not calculated using a standard methodology and may not be comparable to the definition of EBITDA or similarly titled measures used by other companies. Because our calculation of EBITDA eliminates financial income (expense), net, income taxes and depreciation and amortization, we believe that our EBITDA provides an indication of our general economic performance, without giving effect to interest rate or exchange rate fluctuations, changes in income and social contribution tax rates or depreciation and amortization.

(6)	We calculate EBITDA margin as EBITDA divided by total operating revenue for the relevant period.

(7)	Operating margin represents operating income (loss) before financial results and income taxes divided by total operating revenue.

(8)	Total liquidity is the sum of cash and cash equivalents, restricted cash, short-term investments and trade receivables.

(9)	Source: National Civil Aviation Agency (Agência Nacional de Aviação Civil), or ANAC.

Reconciliation of Net Income (Loss) to EBITDA and EBITDAR	Year Ended December 31,
	2014	2015	2016	2017	2018	2018(1)
	(in thousands of R$ except as otherwise indicated)					(in thousands of US$)
Net income (loss)	(1,117,281)	(4,291,240)	1,098,730	377,817	(779,724)	(201,219)
(+) Income taxes	164,601	844,140	259,058	(307,213)	297,128	76,678
(+) Financial income (expense), net	1,457,622	3,263,323	(664,877)	918,759	1,882,558	485,821
(+) Depreciation and amortization	463,296	419,691	447,668	505,425	668,516	172,520
EBITDA(2)	968,238	235,914	1,140,579	1,494,788	2,068,478	533,801
(+) Aircraft rent	844,571	1,100,086	996,945	939,744	1,112,837	287,184
EBITDAR(2)	1,812,809	1,336,000	2,137,524	2,434,532	3,181,315	820,985
EBITDA/Aircraft Rent	1.1x	0.2x	1.1x	1.6x	1.9x	1.9x

______________________

(1)	Translated for convenience using the U.S. dollar selling rate as reported by the Central Bank of R$3.875 to US$1.00 as of December 31, 2018.

(2)

We calculate EBITDA as net income (loss) plus financial income (expense), net, income taxes and depreciation and amortization. EBITDAR is calculated as net income (loss) plus financial income (expense), net, income taxes, depreciation and amortization and aircraft rent expenses. EBITDA and EBITDAR are not measures of financial performance recognized under IFRS, nor should they be considered as alternatives to net income (loss) as measures of operating performance, or as alternatives to operating cash flows or as measures of liquidity. EBITDA and EBITDAR are not calculated using a standard methodology and may not be comparable to the definition of EBITDA or EBITDAR or similarly titled measures used by other companies. Because our calculations of EBITDA and EBITDAR eliminate financial income (expense), net, income taxes and depreciation and amortization, we believe that our EBITDA and EBITDAR provide an indication of our general economic performance, without giving effect to interest rate or exchange rate fluctuations, changes in income and social contribution tax rates or depreciation and amortization.

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

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy, and such involvement, along with general political and economic conditions, could adversely affect us and the trading price of the ADSs, our preferred shares and our debt instruments.

The Brazilian government has frequently intervened in the Brazilian economy and has occasionally made drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and in respect to other policies and regulations have involved, among other measures, increases in interest rates, changes in tax and social security policies, price controls, currency exchange and remittance controls, devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and the trading price of the preferred shares and the ADSs may be adversely affected by changes in policy or regulations at the federal, state or municipal level involving factors such as:

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

After two years of economic contraction, Brazil’s gross domestic product, or GDP, grew by 1.1% on 2018, 1.0% in 2017, as compared to retraction of 3.5% in 2016, retraction of 3.5% in 2015 and growth of 0.5% in 2014 and 3.0% in 2013.

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

In addition, the Brazilian economy is subject to the effects of uncertainty over the performance of the Brazilian federal government under President Jair Bolsonaro, who was sworn-in as President in January 2019. We cannot predict the effects of further political developments on the Brazilian economy, including the policies that the President may adopt or alter during his mandate or the effect that any such policies might have on our business and on the Brazilian economy.

Risks related to the global economy may affect the perception of risk in other countries, especially in emerging markets, which may negatively affect the Brazilian economy, including by means of oscillations in the capital markets.

The market value of securities issued by Brazilian companies is influenced, to varying degrees, by the economic and market conditions of other countries, including the United States, European Union member countries and emerging economies. The reaction of investors to events in these countries may have an adverse effect on the market value of the securities of Brazilian companies. Crises in the United States, the European Union or emerging markets may reduce investor interest in the securities of Brazilian companies, including securities issued by us.

In addition, the Brazilian economy is affected by market conditions and international economic conditions, especially by the economic conditions of the United States. Stock prices on the B3 S.A. – Brasil, Bolsa, Balcão, or the B3, for example, are highly affected by fluctuations in US interest rates and by the behavior of the major US stock exchanges. Any increase in interest rates in other countries, especially the United States, could reduce overall liquidity and investor interest in investing in the Brazilian capital market.

We cannot assure that the Brazilian capital market will be open to Brazilian companies and that the financing costs in the market will be favorable to Brazilian companies. Economic crises in Brazil and/or other emerging markets may reduce investor interest in securities of Brazilian companies, including securities issued by us. This may affect the liquidity and market price of the shares, as well as may affect our future access to the Brazilian capital market and financing on acceptable terms, which may adversely affect the market price of our preferred shares.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and materially and adversely affect us.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. After the implementation of the Plano Real in 1994, the annual rate of inflation in Brazil decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA. Inflation measured by the IPCA index was 6.3%, 3.0% and 3.8% in 2016, 2017 and 2018, respectively.

The base interest rate for the Brazilian banking system is the Central Bank’s Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia) rate, or SELIC rate. On December 31, 2016, 2017 and 2018, the SELIC rate was 13.65%, 7.00% and 6.50% respectively.

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

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2015, the real depreciated 47.0% against the U.S. dollar, reaching R$3.905 per US$1.00 by the end of 2015. In 2016, the real appreciated against the U.S. dollar, reaching R$3.259 per US$1.00 by the end of 2016. In 2017, the real remained relatively stable and, as of December 31, 2017, the U.S. dollar selling rate was R$3.308 per US$1.00. In 2018, the real depreciated against the U.S. dollar and, as of December 31, 2018, the exchange rate was R$3.875 per US$1.00. There can be no assurance that the real will not depreciate further against the U.S. dollar.

Nearly 85.3% of our passenger revenue and other revenue are denominated in reais and a significant part of our operating costs and expenses, such as fuel, aircraft and engine maintenance services, aircraft rent and aircraft insurance, are denominated in, or linked to, U.S. dollars. For the year ended December 31, 2018, 55.8% of our operating costs and expenses were either denominated in or linked to the U.S. dollar. The market and resale value of the majority of our operating assets, our aircraft, is denominated in U.S. dollars. As of December 31, 2018, R$6,217.5 million or 87.8% of our indebtedness was denominated in U.S. dollars and we had a total of R$7,135.8 million in non-cancelable U.S. dollar-denominated future operating lease payments.

We are also required to maintain U.S. dollar-denominated deposits and maintenance reserve deposits under the terms of some of our aircraft operating leases. We may incur substantial additional amounts of U.S. dollar‑denominated operating leases or financial obligations and U.S. dollar-denominated indebtedness and be subject to fuel cost increases linked to the U.S. dollar. While in the past we have generally adjusted our fares in response to, and to alleviate the effect of, depreciation of the real against the U.S. dollar and increases in the price of jet fuel (which is priced in U.S. dollars) and have entered into hedging arrangements to protect us against the short‑term effects of such developments, there can be no assurance we will be able to continue to do so.

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

Our liquidity, cash flows from operations and financings have been and may be negatively affected by exchange rates, fuel prices and the impact of adverse economic conditions in Brazil on the demand for air travel. Our liquidity improvement  may not be sufficient to offset these effects. As of December 31, 2018, our total short and long term debt was R$7,084.5 million, as compared to R$7,105.7 million as of December 31, 2017.

In addition, certain of our debt agreements contain covenants that require the maintenance of specified financial ratios. Our ability to meet these financial ratios and other restrictive covenants may be affected by events beyond our control and we cannot assure that we will meet those ratios. Failure to comply with any of these covenants could result in an event of default under these agreements and others, as a result of cross default provisions. If we were unable to comply with our debt covenants, we would be forced to seek waivers. We cannot guarantee that we will be successful in meeting our covenants, and if we are unable to meet our covenants, in obtaining or renewing any waivers.

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

Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. The price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, affects our fuel costs and constitutes a significant portion of our total operating costs and expenses. In 2014, the average price per barrel of West Texas Intermediate crude oil was US$93.04. Average prices decreased in 2016 to US$43.31, increased in 2017 to US$50.85 and increased in 2018 to US$64.90. Fuel costs represented 30% of our total operating costs and expenses in 2016, 31% in 2017 and 39% in 2018.

Although we enter into hedging arrangements to reduce our exposure to fuel price fluctuations and have historically passed on the majority of fuel price increases by adjusting our fare structure, the price and availability of fuel cannot be predicted with any degree of certainty. Our hedging activities and fares adjustments may not be sufficient to protect us fully from fuel price increases.

Substantially all of our fuel is supplied by one source, Petrobras Distribuidora S.A., or Petrobras Distribuidora, a subsidiary of Petrobras. If Petrobras Distribuidora is unable or unwilling to continue to supply fuel at the times and in the quantities that we require we may not be able to find a suitable replacement or to purchase fuel at the same cost, in which case we would be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Airline Business—Fuel.”

Changes to the Brazilian civil aviation regulatory framework, including rules regarding slot distribution, fare restrictions and fees associated with civil aviation, may adversely affect us.

Brazilian aviation authorities monitor and influence the developments in Brazil’s airline market. For example, airport services are regulated by ANAC and, in many cases, still managed by the Brazilian Airport Infrastructure Company (Empresa Brasileira de Infraestrutura Aeroportuária), or INFRAERO, a government-owned corporation. ANAC addressed overcapacity in the system in 2014 by establishing strict criteria that must be met before new routes or additional flight frequencies are awarded. ANAC policies as well as those of other aviation supervisory authorities have, in the past, negatively affected our operations and these effects may reoccur. In July 2014, ANAC published new rules governing the allocation of slots in coordinated/slotted airports, including Congonhas and Guarulhos, which are the two main airports for the city of São Paulo. In 2016, additional airports became subject to these rules, including Brasília in Distrito Federal and Galeão and Santos Dumont in Rio de Janeiro. ANAC considers operating history and efficiency (on-time performance and regularity) as the main criteria for the allocation of slots. Under these rules on-time performance and regularity are assessed twice per year, following the IATA summer and winter calendars, between April and September and between October and March. Minimum on‑time performance and regularity targets for each series of slots in a season are 80% and 90%, respectively, at Congonhas airport (São Paulo) and 75% and 80%, respectively, for all other main airports. Airlines forfeit slots used below the minimum criteria in a season. Forfeited slots are redistributed first to new entrants, which includes airlines that operate fewer than five slots in the affected airport in the given weekday, and subsequently to all airlines operating in that airport based on their share of slots. We cannot foresee these and other changes to the Brazilian civil aviation regulatory framework, which could increase our costs and change the competitive dynamics of our industry and could adversely affect our operations, including as discussed in “—We operate in a highly competitive industry.”

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

Slots at Congonhas airport in São Paulo, the most important airport for our operations and busiest one in Brazil, are fully utilized on weekdays. The Santos-Dumont airport in Rio de Janeiro, a highly utilized airport with half‑hourly shuttle flights between São Paulo and Rio de Janeiro also has certain slot restrictions. Several other Brazilian airports, for example, the Brasília, Campinas, Salvador, Confins and São Paulo (Guarulhos) international airports, have limited the number of slots per day due to infrastructural limitations at these airports. Any condition that would prevent or delay our access to airports or routes that are vital to our strategy or our inability to maintain our existing slots, and obtain additional slots, could materially adversely affect our operations. In addition, we cannot assure that any investments will be made by the Brazilian government in the Brazilian aviation infrastructure (by expanding additional or developing new airports) to permit our growth.

We have significant recurring aircraft rent expenses, and we will incur significantly more fixed costs that could hinder our ability to meet our strategic goals.

We have significant costs, relating primarily to leases for our aircraft and engines. As of December 31, 2018, we had commitments of R$63,235.6 million (US$16,318.9 million) for deliveries through 2028, based on aircraft list prices, although the actual price payable by us for the aircraft should be lower due to supplier discounts. We expect that we will incur additional fixed obligations and debt as we take delivery of the new aircraft and other equipment to implement our strategy.

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

Under Brazilian law, the foreign ownership limit for Brazilian airlines has been 20%.  In December 2018, the former Brazilian president approved Provisional Measure No. 863 (Medida Provisória No. 863), which lifts restrictions on foreign ownership of Brazilian airlines’ voting stock. While the measure has been endorsed by the Brazilian government that took office in January 2019, it is only valid through May 22, 2019, when the conversion of the measure into law is scheduled to be voted in Congress or, if the voting does not take place on such date, until Congress approves or rejects its conversion into law. We cannot foresee if Congress will approve or reject the conversion of Provisional Measure No. 863 into law or how the restrictions on foreign ownership for Brazilian airlines may be changed and how any such change would affect us and the competitive environment in Brazil.

Consolidation in the airline industry and changes in international alliances will continue to affect the competitive landscape in the industry and may result in the formation of airlines and alliances with greater financial resources, more extensive global networks and lower cost structures than we can obtain.

We rely on one manufacturer for our aircraft and engines.

One of the key elements of our business strategy and a key element of the low-cost carrier business model is to reduce costs by operating a standardized aircraft fleet. After extensive research and analysis, we chose the Boeing 737-700/800 Next Generation aircraft and CFM 56-7B engines from CFM International. We expect to continue to rely on Boeing and CFM International for the foreseeable future. If either Boeing or CFM International are unable to perform its contractual obligations, we could be materially and adversely affected.

We derive benefits from a fleet comprised of a standardized type of aircraft while still having the flexibility to match the capacity and range of the aircraft to the demands of each route. If we had to lease or purchase aircraft of another manufacturer, we could lose these benefits. We cannot assure you that any such replacement aircraft would have the same operating advantages as the Boeing aircraft or that we could lease or purchase engines that would be as reliable and efficient as the CFM engines. Our operations could also be disrupted by the failure or inability of Boeing or CFM International to provide sufficient parts or related support services on a timely basis.

In 2012, Boeing and CFM released new aircraft and engines, the Boeing 737-8 Max and LEAP-1B, to replace the Boeing 737-700/800 Next Generation. Any project delays, operational difficulties, accidents or other problems (such as the temporary grounding of Boeing 737-8 MAX aircraft by the FAA and ANAC in March 2019) with this new aircraft and engines could adversely affect us.

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

One of the key elements of our business strategy and an important element of the low-cost carrier business model is to maintain a high daily aircraft utilization rate, which we measured as 11.8 block hours per day in the year ended December 31, 2018. High daily aircraft utilization allows us to generate more revenue from our aircraft and dilute our fixed costs, and is achieved in part by operating with quick turnaround times at airports so we can fly more hours on average in a day. Our rate of aircraft utilization could be adversely affected by a number of different factors that are beyond our control, including, among others, air traffic and airport congestion, adverse weather conditions and delays by third-party service providers relating to matters such as fueling and ground handling.

Our reputation, operations and financial results could be harmed by events out of our control.

Accidents or incidents involving our aircraft could involve significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent loss from service. We are required by ANAC and lessors of our aircraft under our operating lease agreements to carry liability insurance. Although we believe we currently maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate and we may be forced to bear substantial losses in the event of an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm us. Accidents or incidents involving our or any other Boeing 737 Next Generation or Boeing 737-8 Max aircraft or the aircraft of any major airline have in the past and could cause negative public perceptions about us, and, consequently, harm us.

Our controlling shareholder has the ability to direct our business and affairs and their interests could conflict with yours.

Our controlling shareholder has the power to, among other things, elect a majority of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and dispositions and the timing and payment of any future dividends. As of December 31, 2018, the Constantino family, which controls our controlling shareholder, had 60.8% of the economic interests in us. A difference in economic exposure may intensify conflicts of interests between our controlling shareholder and you. See “Item 9. The Offer and Listing—C. Markets—Corporate Governance Practices.”

Risks Relating to the ADSs and Our Preferred Shares

The relative volatility and illiquidity of the Brazilian securities markets, and securities issued by airlines in particular, may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented 63.0% of the aggregate market capitalization of the B3, as of December 31, 2018.

The trading prices of shares of companies in the worldwide airline industry are relatively volatile and investors’ perception of the market value of the ADSs and preferred shares may be adversely affected by volatility and decreases in the price of the ADSs and preferred shares.

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

ITEM 4.       Information on the Company

A.      History and Development of the Company

General

We are Brazil’s leading airline based on our size, low operating costs, network reach, management team and customer experience. We are a low-cost carrier focused on offering low fares with high-quality customer experience to business and leisure passengers. We believe that we operate the only true low-cost carrier business model in Brazil. In 2018, we:

•         had the lowest operating costs of any Brazilian airline, with a CASK ex-fuel of R$12.8 cents (US$3.7 cents), and one of the lowest among airlines globally;

•         were among the five largest low-cost carriers globally based on annual revenue;

•         were the largest Brazilian airline with over 33 million annual passengers transported and a domestic market share of 36.0% as measured by RPK;

•         operated the most flights at Brazil’s busiest airports;

•         owned the airline loyalty program in Brazil with the highest market valuation, Smiles, with 15.4 million members as of December 31, 2018; and

•         had one of Brazil’s largest e-commerce platforms and were a leader in digital solutions for clients.

As of December 31, 2018, we operated a single fleet of 115 Boeing 737 Next Generation aircraft and six Boeing 737-8 Max aircraft to offer approximately 700 daily flights across 69 destinations in Brazil, South America and the Caribbean. In 2017, we generated total operating revenue of R$10.3 billion with an operating margin of 9.6%, the highest in the preceding seven years, and, in 2018, we generated total operating revenue of R$11.4 billion with an operating margin of 12.3%.

Gol was founded in 2000, when entrepreneur Constantino de Oliveira Junior pioneered the low-cost carrier concept in Brazil. We believe that our superior value proposition for customers and our reliable and quality service offering have helped us create a premier brand and led to the rapid increase in our passenger market share. From Gol’s launch in 2001 until today, Gol has been a major driver behind passenger growth in Brazil. Between 2001 and 2018, Brazil’s domestic passenger market grew 3.0 times, from 30.8 million passengers in 2001 to 93.7 million in 2018. Brazil’s international passenger market increased from 3.8 million passengers in 2001 to 9.3 million passengers in 2018, excluding international carriers. At the same time, our passenger market share in the domestic air transportation market, as measured by RPK, increased from 5% in 2001 to 36% in 2018. We refer to this growth of air transportation and passenger market share as the “Gol effect.” We have transported more than 450 million passengers since we began our operations.

We have a unique business model that permits a flexible and versatile operation, avoiding over and under capacity as the Brazilian market evolves. In addition to our standardized 737 fleet type, our focus on business traffic in key markets in Brazil, short-term sublease agreements, tailored crew scheduling and a flexible hub-based network have helped us ensure the versatility of our business model and drive our operating margins. To strengthen our global connectivity we began cooperation with international carriers in 2005 and currently have 76 interline agreements and 12 codeshare partnerships. In addition, we have two of the world’s biggest airlines, Delta Air Lines, Inc. and Air France – KLM, as our strategic shareholders, with combined equity interest in us of 10.6% as of December 31, 2018.

We reward loyal customers through Smiles, our loyalty program. Smiles generated R$1.0 billion in revenues in 2018 and has 15.4 million members. Smiles has over 30 partnerships including with some of Brazil and South America’s largest banks and credit card companies. Smiles plays an important role for us, as it brings consistency to our core business because: (i) miles usage increases load factor with low yield impacts, (ii) the Smiles brand strengthens value perception, (iii) Smiles presents strong potential for ancillary revenue growth through diversified products and services and (iv) Smiles is an important part of our cash generation capacity and liquidity.

We maintained the lowest operating costs (on a CASK basis) of any Brazilian airline in every year since we began operating in 2001. In 2018, our CASK (ex-fuel) was R$12.8 cents (US$3.7 cents). We believe we are well‑positioned to maintain our relatively low unit operating costs by operating a standardized fleet type of Boeing 737-700/800, which allows us to maximize aircraft utilization and dilute our fixed costs. We have been constantly renewing our fleet and received six Boeing 737-8 Max aircraft in 2018, of our total order book of 135 Boeing 737 Max aircraft. These aircraft will deliver lower operating costs compared to prior generation aircraft.

In addition to low unit costs, Gol has established itself as the premier airline in Brazil, attracting business and leisure customers with low fares and garnering business customers by delivering a high-quality experience. In 2018, we were ranked first among airlines in the Top of Mind Award organized by the Brazilian newspaper Folha de São Paulo and were recognized as the most trusted airline brand in the 2018 Brands of Trust Award organized by Datafolha. We were the first airline in Brazil to provide wireless internet, or Wi-Fi, and other on-board entertainment, including live television, in the same platform. We provide a comfortable flight experience with the most seats with the largest legroom available. Lastly, we are the market leader in punctuality. In 2018, we had a punctuality rate of 91.8%, according to INFRAERO, the entity in charge of managing and controlling airports in Brazil.

We are the leader in domestic air transportation of business and leisure passengers in Brazil. According to the Brazilian Association of Corporate Travel (Associação Brasileira de Agências de Viagens Corporativas), we had a 38% share of business travelers within Brazil in 2018 and have been the market leader since 2014. Business passengers are particularly attractive as they are less price sensitive, purchase tickets closer to the flight date at higher fares and often purchase other ancillary products that we offer. Our low-cost carrier business model permits effective segmentation, allowing us to attract a high share of the demand-inelastic but price sensitive Brazilian business passengers, while providing attractive fares to demand-elastic and very price sensitive leisure travelers.

We are the leading airline operating at Brazil’s busiest and most important airports, including Congonhas in São Paulo and Galeão and Santos Dumont in Rio de Janeiro, where we had a domestic market share measured by RPK of 52.0%, 58.7% and 41.5%, respectively, in 2018. Considering this market share, we believe we are best-positioned to capitalize on Brazil’s economic growth as São Paulo and Rio de Janeiro, collectively, represented over 42% of Brazil’s GDP in 2016.

Brazil is geographically similar in size to the continental United States and is currently the fifth largest domestic airline market in the world, after United States, China, India and Russia. International Air Transport Association estimates that the Brazilian market will continue to grow 3.6% per year over the next two decades. In addition, the Brazilian aviation market has significant untapped potential as flights per capita totaled approximately 0.5 per year in 2015, significantly below that of more established markets such as Australia (2.4) or the United States (2.1).

During the sharp economic slowdown of the Brazilian economy and the political turmoil that occurred in 2014 through 2016, with an aggregate GDP contraction of approximately 7%, high inflation, increased interest rates and a strong depreciation of the real against the U.S. dollar, our management team embarked on a comprehensive operational and financial repositioning, including (i) fleet reduction from 141 operating aircraft at the beginning of 2014 to 121 operating aircraft as of December 31, 2018; (ii) a complete network redesign focusing on the most profitable routes and business traffic; and (iii) a significant reduction in our operating costs, which, combined with improved yields, have resulted in increased operating margins and operating cash flow. As of December 31, 2018, our total net debt (excluding perpetual notes) to last 12 months EBITDA ratio was 2.1x. Our total adjusted net debt (excluding perpetual notes) to annualized EBITDAR ratio was 3.8x as of December 31, 2018 and 4.5x as of December 31, 2017, compared to 5.5x as of December 31, 2016 and 10.5x as of December 31, 2015. We also increased our operating margin from negative 1.9% in 2015 to positive 7.1% in 2016, 9.6% in 2017 and 12.3% in 2018. In 2018, we recorded an operating result of R$1.4 billion, as compared to R$989.4 million in 2017.

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

Our Competitive Strengths

We Have the Lowest Operating Costs of Any Brazilian Airline and One of the Lowest Globally. Our operating expense per available seat kilometer (CASK), ex-fuel, has been the lowest of any Brazilian airline since we began our operations in 2001. In the year ended December 31, 2018, our CASK (ex-fuel) was R$12.8 cents (US$3.7 cents). Our low-cost structure is mainly driven by the following factors:

•	High Aircraft Utilization. We have the highest aircraft utilization in Brazil, which in the year ended December 31, 2018 was 11.8 hours per day.

•

Modern Fleet and Attractive Order Book. We operate a modern fleet composed solely of Boeing 737 family aircraft, which are recognized as having high reliability and low operating costs. A standardized fleet reduces inventory costs, as it requires fewer spare parts, eliminates the need to train our pilots to operate different aircraft types, simplifies our maintenance and operations processes and provides enhanced flexibility in network planning. In addition, we have an attractive order book of 135 brand new, fuel-efficient Boeing 737-8 and 737-10 Max to renew our fleet by 2028. As a result of our order book, we believe that the average age of our fleet, 9.5 years as of December 31, 2018, will be reduced to approximately 7 years by 2022, leading to lower maintenance costs and fuel consumption. Gol is the main customer of 737 aircraft in Latin America and one of the eight largest in the world.

•

Fuel Efficient Fleet. We continue to reduce fuel consumption and improve efficiency through fleet modernization and other fuel initiatives. We have the lowest fuel consumption among airline carriers in Brazil. In 2018, we achieved a ratio of 34.3 available seat kilometers per liter of fuel consumed. Furthermore, the Boeing 737-8 Max aircraft that we have begun to place in service are estimated to deliver approximately 15% improved fuel efficiency compared to that of the prior generation of Boeing 737 aircraft.

•	High Capacity Fleet. We have one of the highest seat densities in Brazil, with an average seat capacity of 177 per aircraft as of December 31, 2018.

•

Low Cost Distribution Model. We have a robust operating platform that features advanced technology. Our effective use of technology helps to keep our costs low and our operations highly scalable and efficient. Our distribution channels are streamlined and convenient, allowing our customers to interact with us online. In 2018, we booked approximately 82% of our ticket sales through a combination of our website and applications programming interface, or API, systems.

•	Highly Productive Workforce. We have a highly productive workforce resulting in a ratio of 2,187 passengers on board per full-time equivalent employee in the year ended December 31, 2018.

Our Route Network Focuses on the Busiest Airports by Passenger Traffic. We hold the leading position in Brazil’s primary cities and busiest airports, and our route network closely mirrors the country’s GDP income distribution. Several Brazilian airports have limited their number of slots due to capacity restrictions, especially the busiest airports in the country. Routes between these airports are among the most profitable routes in our markets, with high yields mostly derived from business travelers. Our leading position in Brazil’s main airports permits us to add connections, either through our own flights or through our partner airlines, to additional destinations with attractive demand characteristics. We are the market leader in Brazilian business travel and, according to ABRACORP, in 2018 maintained a 38% market share by RPK of the business traveler segment. In 2018, we had a leading domestic market share by RPK of 36%, whereas our competitors had market shares of 32% for LATAM, 19% for Azul and 13% for Avianca. In the year ended December 31, 2018, we were also the largest player in five of the ten busiest airports in Brazil, with an average market share in excess of 39% and we were the leading airline in 57% of the 30 largest airports in Brazil, which together represent 90% of domestic air traffic by passengers in Brazil.

The following table presents our leading market share in the most economically important states and our market share in domestic passenger air traffic at the busiest airports in Brazil:

Main Brazilian Airports (by passengers)(1)	State	State Share of Brazilian GDP(2)	Gol’s Share of Airport’s Total Domestic Flights(1)(3)	Domestic Passengers(1) (in thousands)
				Total	Gol	Gol’s Share
São Paulo (CGH)	São Paulo	32.1%	44.0%	21,638	9,916	45.8%
São Paulo (GRU)			29.0%	33,001	9,375	28.4%
Campinas (VCP)			1.9%	8,668	234	2.7%
Rio de Janeiro (GIG)	Rio de Janeiro	11.8%	53.0%	11,350	6,238	55.0%
Rio de Janeiro (SDU)			34.5%	9,029	3,602	39.9%
Brasília (BSB)	Distrito Federal	3.3%	32.9%	17,190	6,059	35.2%
Porto Alegre (POA)	Rio Grande do Sul	6.2%	31.3%	7,729	2,801	36.2%
Salvador (SSA)	Bahia	3.8%	27.1%	7,394	2,279	30.8%
Belo Horizonte (CNF)	Minas Gerais	9.2%	17.9%	9,958	2,172	21.8%
Recife (REC)	Pernambuco	2.7%	21.2%	7,977	2,006	25.1%
Main Airports		69.1%	30.3%	133,933	44,681	33.4%

______________________

(1)   According to the National Civil Aviation Agency (Agência Nacional de Aviação Civil), or ANAC, for departures and arrivals data in 2018.

(2)   According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, in 2013.

(3)   Our market share in total number of domestic departures and arrivals.

We Have the Premier Airline Brand in Brazil with High-Quality Customer Experience. We believe we provide the best overall experience to our customers, and we provide them with (i) the best on-time performance among all Brazilian airline companies; (ii) the best customer service; (iii) the most seats with the largest legroom available; (iv) on-board Wi-Fi, entertainment and live television; and (v) ancillary products and services, among others. In 2018, our net promoter score (NPS) was 40 on domestic flights.  Our business model is based on innovation, best value proposition and application of low-cost carrier best practices. We had the highest on-time performance rate in the Brazilian market in 2017. Our market-leading on‑time performance is critical to maintaining high customer satisfaction levels. We operate a customer-friendly digital platform that includes our website and mobile app, which makes booking and travel easy and more enjoyable for our customers. In 2017, we received the following awards for best customer service in the Brazilian airline industry: (i) first place among airlines in customer service according to Exame, a leading business magazine in Brazil; (ii) first place according to ANAC in lowest number of complaints; and (iii) the only airline to receive a rating of “ÓTIMO” (outstanding) from online agency reclameaqui.com.br. In 2018, we were ranked first among airlines in the Top of Mind Award organized by the Brazilian newspaper Folha de São Paulo and were recognized as the most trusted airline brand in the Brands of Trust Award organized by Datafolha.

These awards are an external validation of our investments in customer service. In terms of comfort, we provide our customers the most seats with the largest legroom available, according to ANAC. In October 2016, we became the first airline in South America to offer Wi-Fi on board and, as of the end of the 2017, we had industry leading technology installed in 82 aircraft, combining Wi-Fi, streaming entertainment and live television in the same platform. Gol is the global launch customer for television streaming over the 2KU antenna developed by Gogo. In order to further improve customers’ experience, we were the first company in the world to develop an online check‑in with facial recognition (“selfie check-in”). Moreover, our customers also count with support of our proprietary Geolocation tool that informs customers how many hours (based on their location) it would take them to arrive at the airport, and also offers rebooking options. The geolocation tool has already helped 14 million passengers to not miss their flights. We believe this high-quality customer experience to be a key factor in our leadership with business clients, the most profitable client segment.

We believe that the Gol brand has become synonymous with innovation and value in the airline industry. We were the first low-cost carrier in Latin America and have since brought to market innovative services and solutions including kiosk usage in airports, food menus on board, inflight Wi-Fi and geolocation and “selfie check-ins” as mentioned above. Gol and Smiles are well-recognized brands that stand for best value proposition and consistent execution of industry best practices, as well as low cost and social media-focused innovative marketing and advertisement techniques. Additionally, brand and product diversification from Gollog and GOL+Conforto products enhance our brand recognition across a diverse set of customers in various business segments and provide important customer satisfaction. In the year ended December 31, 2018, ancillary products and services accounted for 6.8% of our total operating revenue.

Strong Network and Global Alliances and Partnerships. We have a disciplined and methodical approach to our route selection, which includes significant flexibility that allows us to quickly adjust to changing market conditions. Our operating model is based on an integrated hub and spoke network and strategic point-to-point markets. We believe the use of this hybrid model increases our adaptability to seasonal and macroeconomic changes while maintaining a low-cost structure and improving aircraft and crew scheduling efficiency. The high level of integration of flights at selected airports allows us to offer frequent, non-stop flights at competitive fares between Brazil’s most important cities. Our robust network also allows us to increase our load factors on our strongest city pair routes by using the airports in those cities to connect our customers to their final destinations. Lastly, our hub and spoke model allows us to build our flight routes to add destinations to cities that would not, individually, be feasible to serve in the traditional point-to-point model, but that can be served when simply added as additional points on our multiple-stop flights. In 2018, we increased our operations in the Northeast of Brazil with our hub in Fortaleza. Designed to connect the main cities of the Northeast and North of Brazil, our Fortaleza hub serves as an origin of flights to the United States and Europe.

The Boeing 737-8 Max will provide us increased range to reach new markets. We began offering daily direct flights from Brasília and Fortaleza to Miami and Orlando in the fourth quarter of 2018, which has linked approximately 30 Brazilian cities to Florida and eight U.S. connection possibilities in a highly competitive elapsed time, as compared to routes connecting in Panama City, Bogotá or Lima. In December 2018, we began operating direct flights to Quito, Ecuador, which provided 38 connection possibilities, with three weekly non-stop flights from Guarulhos. In June 2019, we will begin operating four non-stop flights per week to Cancun, Mexico, from Brasília. Additionally, we will provide passengers with a superior flight experience with the Boeing 737-8 Max aircraft. We are evaluating other potential destinations and expect to serve growing demand from Southern Cone countries for flights to Brazil and other international destinations.

We also have a strategic partnership with Delta, which holds 9.4% of our share capital, as of December 31, 2018, and has become a strong operational and financial partner for us as a maintenance provider and codeshare partner. We believe this important partnership will also help us grow our international revenues further by seamlessly providing additional connecting traffic. In addition, our international alliance reach is broad, with partner airlines offering flights covering America, Europe, Africa and Asia. We have partnership programs with some of the most important international carriers, such as Air France – KLM, which holds 1.2% of our share capital, as of December 31, 2018, as well as Aerolíneas Argentinas, AeroMexico, Air Canada, Alitalia, Copa Airlines, Emirates, Etihad Airways, Korean Air, Qatar Airways and TAP. As of December 31, 2018, our global network included 76 interline agreements and 12 codeshare programs. These alliances allow us to serve 167 destinations throughout the globe through codeshare agreements. We will be able to increase our international revenue, which provides a natural hedge for us, without investing in wide-body aircraft, by benefiting from the codeshare and network these partners present. In addition, we count with incomparable sponsorship from several players in the industry. We are one of Boeing’s most important 737 customers and one of the main airlines in Brazil supported by the Export-Import Bank of the United States. Additionally, our shareholders include one of the largest airlines in Europe (Air France – KLM) and one of the largest in the U.S. (Delta), as well as our founding family, which remains active on our board of directors.

        Strong Customer Relationship Building through our Loyalty Program, Smiles, which has 15.4 Million Members. Our Smiles loyalty program is a strong relationship-building tool that represents a significant competitive advantage for us. Smiles has partnerships with, among others, hotel chains, car rental companies, publishers and retailers. Additionally, Smiles maintains partnerships with some of Brazil and South America’s largest banks and credit card companies given its status as one of the leading frequent flyer programs in South America. In addition to the substantial loyalty-building component of the program, Smiles also provides us with enhanced flexibility, including funding sources (including advanced ticket sales), increased load factors with low impact on yields and dilution of fixed costs and expenses.

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

Low Unit Cost. We aim to maintain our cost advantage as the lowest cost airline in Brazil and one of the lowest globally, by:

•         maintaining the high aircraft utilization levels we achieved in the year ended December 31, 2018 of 11.8 block hours per day;

•         utilizing new generation, fuel-efficient aircraft that deliver lower operating costs compared to prior generation aircraft;

•         increasing the average seat capacity of the aircraft in our fleet through the continued introduction and operation of the new Boeing 737-8 Max; and

•         taking a disciplined approach to our operational performance in order to reduce disruption and maximize utilization and profitability.

Offer the Best Service and Value to Our Customers. We intend to further increase our focus on customer satisfaction and loyalty by providing competitive low fares with dependable, reliable and on-time customer service. Essential to achieving this goal is becoming the most on-time airline in Brazil, having the most seats with the largest legroom available and maintaining convenient schedules to attractive destinations. We are the first Latin American airline to offer onboard Wi-Fi access via satellite, as well as television channels, program streaming with movies, cartoons, games and flight maps. All online and offline content is conveniently and easily accessed through passengers’ mobile devices (cell phone, tablet or notebook). In addition, we will continue to use our Smiles loyalty program to increase our customer satisfaction by offering additional benefits, such as higher mileage multipliers for premium fares, upgrades and access to our recently remodeled airport lounges. We intend to further leverage our technological innovations and allow customers to perform more activities themselves by implementing our digital strategy.

Capitalize on Our Strong Market Position in Brazil and South America. We intend to increase penetration across all traveler segments by capitalizing on our competitive strengths. Since 2008, the number of domestic airline passengers carried in Brazil has increased by more than 80% to 93.7 million in 2018, according to ANAC. Brazilian domestic air passenger demand grew 4.4% in 2018 and Brazil is among the five largest domestic airline passenger markets worldwide. IATA estimates that it will grow 5.4% per year in the next two decades, which represents a total growth of 170 million passengers, reaching a total market size of 272 million passengers. By 2034, according to IATA’s forecast, the five fastest-growing passenger markets in terms of additional passengers will be China (856 million new passengers), the United States (559 million), India (266 million), Indonesia (183 million) and Brazil (170 million).

While we will remain focused on Brazilian markets, we will explore the new opportunities provided by our Boeing 737-8 Max fleet, which will permit an approximate 15% increase in distance flown, to expand our international operations to selected cities in the Caribbean, South America, North America and others. We believe that the Brazilian airline industry may experience further consolidation and that strengthening our existing strategic partnerships will be a key factor in our success. In this environment, we intend to play a leading role in the South American airline industry and to strengthen our position as a leading player. We continuously revisit our viability studies to serve markets in regions that can be operated by 737 aircraft.

Our Boeing 737 aircraft provide us a significant strategic advantage in the form of low operating costs and high seat capacity. They have allowed us to build a leading market position, as measured by RPK, by increasing the supply of low-cost seats in Brazil, serving the most relevant destinations in South America and allowing us to add attractive markets for Brazilians to travel internationally.

Improve Our Balance Sheet and Capital Structure. We continuously focus on strengthening our balance sheet and have significantly reduced our leverage and improved our balance sheet and capital structure since 2015. We intend to further strengthen our financial position through several initiatives, including strict discipline in our fleet planning, liquidity position, further reduction in our operating costs and the extension of the average maturity profile of our debt. As of December 31, 2018, our total net debt (excluding perpetual notes) to last 12 months EBITDA ratio was 2.1x. Our total adjusted net debt (excluding perpetual notes) to annualized EBITDAR ratio was 3.8x as of December 31, 2018 and 4.5x as of December 31, 2017, compared to 5.5x as of December 31, 2016 and 10.5x as of December 31, 2015. We also increased our operating margin from negative 1.9% in 2015 to positive 7.1% in 2016, 9.6% in 2017 and 12.3% in 2018. In 2018, we recorded an operating result of R$1.4 billion, as compared to R$989.4 million in 2017.

Corporate Information

Our principal executive offices are located at Brazil’s largest domestic airport, the Congonhas airport, at Praça Comandante Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, 04626-020, São Paulo, SP, Brazil, and the telephone number of our investor relations department is +55 11 2128-4700. Our website is www.voegol.com.br and investor information may be found on our website under www.voegol.com.br/ir. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access our registration statement and its materials, annual reports on Form 20-F and reports on Form 6-K. Information contained on our website and in the SEC website is not incorporated by reference, and is not to be considered a part of, this annual report.

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

Our operating model allows us to build our flight routes to add destinations to cities that would not, be feasible to serve in the traditional point-to-point model individually, but that are feasible to serve when simply added as additional points on our multiple-stop flight. We focus on the Brazilian and South American markets and carefully evaluate opportunities for continued growth. We seek to increase the frequency of our flights to existing high‑demand markets and add new routes to the network that can be reached with our current Boeing 737 Next Generation aircraft (for example, destinations in the Caribbean). With our new Boeing 737-8 Max aircraft we will seek to offer reduced flight times to passengers that currently make connections in South American hubs en route to the U.S., Europe and Africa.

As a low-cost carrier operating a single fleet type, we work through alliances and codeshare arrangements with large international carriers (including Delta and Air France – KLM) and regional carriers in order to serve destinations that cannot be served by our Boeing 737 aircraft due to airport infrastructure or local market conditions.

We operate approximately 700 daily flights across 69 destinations in Brazil, South America, the Caribbean and the United States. Our improved results in 2018 as compared to 2017 were primarily due to tactical changes to and the maturation of our network, specifically related to seasonality adjustments, improved schedules, reduction in minimum connection time, market substitutions, restructuring and improved management of our connections and procedural revisions.

In 2018, we increased our operations in the Northeast of Brazil with our hub in Fortaleza. Designed to connect the main cities of the Northeast and North of Brazil, our Fortaleza hub serves as an origin of flights to the United States and to Europe.

Despite the recent reduction in capacity, following the general trend in the domestic industry, we maintained our position as the leading company in number of passengers transported in Brazil, in 2018, with over 31 million passengers transported in the domestic market and a market share of 36% as measured by RPK. The capacity reduction effort implemented by the company in 2016 generated PRASK recovery and is expected to have a meaningful impact in the coming years.

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

•         friendly and efficient in-flight service;

•         free shuttle services between airports;

•         buy on-board services on certain flights;

•         free healthy snacks for all passengers, including options for kids;

•         mobile check-in and boarding pass (100% paperless boarding);

•         smartphone application for check-in, electronic boarding pass and Smiles account management;

•         more legroom and greater comfort (GOL+Conforto in the domestic flights and GOL Premium Class in the international flights);

•         complete platform of in-flight entertainment with Wi-Fi access, live television, movies and series;

•         premium domestic and international lounges for business class and premium Smiles passengers in the Guarulhos and Galeão Airports; and

•         expansion of Smiles’ programs to the accumulation of miles on promotional fares.

Because we understand that efficient and punctual operations are important to our customers, we strive to offer high rates of on-time performance and a high completion factor, as well as low rates of mishandled baggage, as set forth in the following table:

	2016	2017	2018
On-time departures	94.8%	94.6%	91.8%
Flight completion	94.2%	98.5%	98.5%
Lost baggage (per 1,000 passengers)	2.23	2.06	2.03

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

Ancillary Revenues and Gollog Cargo Transportation

Ancillary revenues include revenues from our Gollog services as well as from our mileage program, also becoming an increasingly important contributor to our ancillary revenue. Further development and growth of these services are a key part of our strategy to increase ancillary revenue. For the year ended December 31, 2018, we had total ancillary revenues of R$777.9 million.

We are constantly evaluating opportunities to generate additional ancillary revenue such as sales of travel insurance, marketing activities and other services which may help us to better capitalize on the large number of passengers on our flights and the high volumes of customers using our website. As of December 31, 2018, 93 of our 121 aircraft had Wi-Fi installed, which is an additional and increasing source of revenue. In 2017, ANAC approved new rules to allow airlines to charge for checked bags and in June 2017 we implemented a new class of tickets called “light fare,” which allows passengers traveling without luggage to pay a reduced fare.

We make efficient use of extra capacity in our aircraft by carrying cargo, through Gollog. The Gollog system provides online access to air waybills and allows customers to track their shipment from any computer with Internet access. Our 69 flight destinations throughout Brazil, South America and the Caribbean provides us access to multiple locations in each region. With our capacity of approximately 700 daily flights, operated by 121 Boeing 737-700/800 aircraft, we can ensure quick and reliable cargo delivery to our customers.

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

Aircraft Fleet

Our fleet is comprised of 115 Boeing 737 Next Generation aircraft and six Boeing 737-8 Max aircraft.

In 2018, we received six Boeing 737-8 Max aircraft of our total order book of 105 Boeing 737-8 Max and 30 Boeing 737-10 Max aircraft. As a result, on December 31, 2018, we had a total fleet of 121 aircraft, all of which are operating.

As a result of the strong performance of the new Boeing 737-8 Max aircraft in our fleet since July 2018, we decided to accelerate our fleet renewal. On December 10, 2018, we announced a lease agreement for 11 Boeing 737-8 Max aircraft, which delivery will begin in the second semester of 2019.On December 26, 2018, we announced our sale of 13 Boeing 737 Next Generation aircraft, which we will remove from our fleet in 2019-2021 and replace with Boeing 737-8 Max aircraft. Our accelerated fleet renewal will not alter our planned capacity.

The following table sets forth the composition of our total and operating fleet at the dates indicated:

	As of December 31,
	Seats	2016	2017	2018
B737-700 NG	138	28	27	24
B737-800 NG	186	3	3	2
B737-800 NG Short-Field Performance	186	99	89	89
B737-8 Max	186	-	-	6
Total Fleet		130	119	121

Operating Fleet(1)		121	119	121

______________________

(1)   Operating fleet excludes aircraft under sublease and redelivery process.

As of December 31, 2018, of our total of 121 aircraft, 110 were under operating leases and 11 were under finance leases.

As of December 31, 2018, our operating leases had an average remaining term of 58 months.

As of December 31, 2018, our finance leases had an average remaining term of 55 months and we had purchase options for all of the 11 aircraft under finance leases.

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

The average age of our operating fleet of 121 Boeing 737-700/800 aircraft as of December 31, 2018, was 9.5 years. The average daily utilization rate of our fleet was 11.8 block hours in 2018, 12.1 block hours in 2017, and 11.2 block hours in 2016.

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

In addition to being cost-efficient, the Boeing 737-700/800 Next Generation aircraft are equipped with advanced technology that promotes flight stability, provides a comfortable flying experience for our customers and has 13% lower CO2 emissions than other current aircraft models. We use a single type of aircraft to simplify our operations. We would only introduce a new type of aircraft to our fleet if, after careful consideration, we determine that such a step will reduce our operating costs. In 2018, we received six Boeing 737 Max aircraft of our total order book of 135. The new Boeing 737 Max aircraft:

•         will reduce our fuel consumption by up to 15%, in relation to the Boeing 737-800 Next Generation, and consume less fuel than other aircraft of comparable size;

•         are equipped with the latest technology and provide improved operational performance;

•         have an increased range and maximum take-off weight (MTOW) versus both the 737-800 Next Generation and the A320neo;

•         deliver flight autonomy of up to 6,500 km (increased from 5,500 km) and MTOW up to 82 tons (increased from 70 tons);

•         have a significantly smaller noise footprint than today’s single-aisle airplanes; and

•         are equipped with Wi-Fi antennas that will allow our customers to access to the internet during flights and enjoy our on-board entertainment platform.

With our configuration, the Boeing 737-8 Max aircraft permits us to add up to nine additional seats to its configuration while maintaining its current pitch that provides the most comfort to passengers in Brazil.

We currently have an order of 98 Boeing 737-8 Max and 30 Boeing 737-10 Max aircraft for delivery through 2028 and are currently the main client of the 737 aircraft in South America and one of the eight largest in the world. As a result of our order book, we believe that the average age of our fleet, 9.5 years as of December 31, 2018, will be reduced to approximately 7 years by 2022, leading to lower maintenance costs and fuel consumption.

In March 2019, the FAA and the ANAC temporarily grounded all Boeing 737-8 MAX aircraft pending the investigation of two fatal accidents in Indonesia and Ethiopia.

Fleet Plan

The following table sets forth our year-end projected operating fleet through 2023:

Projected Fleet Plan	2019	2020	2021	2022	2023
Boeing 737 (700/800 NG and 8/10 Max)	126	134	134	138	142

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

Our low-cost business model utilizes internet ticket sales as its main distribution channel, especially in the local market. For the year ended December 31, 2018, approximately 82% of our passenger revenue, whether directly from the customer or through travel agents, were booked online, making us a global leader in this area.

In addition, our customers can purchase tickets indirectly through travel agents, which are a widely-used travel service resource in Brazil, South America, Europe, North America and other regions. For the year ended December 31, 2018, travel agents provided us with distribution outlets in approximately 45 different countries. GDS allows us access to a large number of tourism professionals who are able to sell our tickets to customers around the world and enables us to enter into interline agreements with other airlines to offer more flights and connection options to our passengers, which adds incremental international passenger traffic.

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

We have four maintenance hangars, one of them being dedicated to paintings. Our hangars are strategically located in Confins (Belo Horizonte) and São Paulo with capacity to carry out as many as nine checks simultaneously. We also have room to build an additional hangar, if needed.

We have entered into two strategic MRO partnership agreements in order to provide overhaul service for our CFM 56-7 engines, maintenance for parts and components on our fleet of Boeing 737 Next Generation aircraft and also consulting services related to maintenance workflow planning, materials and facility optimization and tooling support.

In 2016, we received the FAA 145 Repair Station certification from the U.S. Federal Aviation Administration to perform C-checks at our maintenance center.

In 2017, we were certified by the European Aviation Safety Agency, or EASA, which is the European Union’s aeronautical authority.

To conduct maintenance on aircraft and aircraft components, we must be certified as a “maintenance organization,” which certification is granted by the country where the respective aircraft or components are operated. In Brazil, the certification is granted by ANAC and in the U.S. it is granted by the FAA. Therefore, in order to work on aircraft and aircraft components operating in the European Union, we would need a certification granted by EASA. However, in 2016, ANAC and EASA signed a bilateral agreement for the recognition of certifications granted by one another so that, after undergoing a validation process, Brazilian maintenance organizations can conduct maintenance on aircraft and aircraft components operating in the European Union and maintenance organization in the European Union can do the same with regards to aircraft and aircraft components operating in Brazil. Our Aircraft Maintenance Center underwent the validation process of its ANAC-granted certification for the EASA and is now authorized to conduct maintenance on aircraft and aircraft components operating in the European Union as if it were an entity directly certified by EASA. Some of the benefits of this validation are the recognition of the quality standards of our Aircraft Maintenance Center’s services and new maintenance opportunities, including servicing aircraft and aircraft components under redelivery or sub-leasing to E.U. countries, which servicing would have previously been outsources. This also implies possible cost reductions for us when we return or sub-lease aircraft. As we can also service the aircraft and aircraft components of European airlines, we may be able to generate additional revenues.

Our Engine Unit, part of our Aircraft Maintenance Center in Confins, was certified in December 2017 by ANAC and EASA for low-complexity services and repairs on CFM56-7 engines, which power the Boeing 737NG aircraft we operate. The Engine Unit has the latest infrastructure and tools and aims to conduct maintenance services that, although of low complexity, were formerly performed by third parties. These services can now be provided in-house. Our technical team completed a process to increase its skills, which included trainings, by the engine’s manufacturer and by partner companies. Among the benefits of insourcing these services are reduced repair and logistics costs and reduced engine off-time and replacement time.

Fuel

Our fuel costs totaled R$3,867.7 million in 2018, representing 39% of our operating costs and expenses for the year. In 2018, we purchased a substantial part of our fuel from Petrobras Distribuidora. In addition to Petrobras Distribuidora, there are two other large fuel suppliers in Brazil. In 2018, fuel prices under our contracts were re-set every 30 days and were composed of a variable and a fixed component. The variable component is defined by the refinery and follows international crude oil price fluctuations and the real/U.S. dollar exchange rate. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract. We operate a tankering program under which we fill the fuel tanks of our aircraft in regions where fuel prices are lower. We also provide our pilots with training in fuel management techniques, such as carefully selecting flight altitudes to optimize fuel efficiency.

The following chart summarizes our fuel consumption and costs for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
Liters consumed (in millions)	1,391	1,379	1,403
Total fuel cost (in millions)	R$2,695.4	R$2,887.7	R$3,867.7
Average price per liter	R$1.94	2.09	2.91
% change in price per liter	(8.9)%	8.1%	35.2%
Percent of operating expenses	29.9%	30.9%	38.6%
ASK/liter consumed	33.31	33.86	34.25

We continuously invest in initiatives to reduce fuel consumption, including the following:

•         Installation of winglets: We installed an aerodynamic component on the wing tips of the majority of our aircrafts for better aerodynamics and, consequently, lower fuel consumption.

•         Required Navigation Performance (RNP – AR): Precision approaches guided through a satellite navigation system that enables pilots to control aircraft in flight even in the case of low visibility, reducing dependence on air-to-ground navigation and shortening length of flight, which reduces fuel consumption and improves accessibility at airports such as Rio de Janeiro, Santos Dumont Airport – SDU.

•

Auxiliary Power Unit (APU): This is an auxiliary aircraft engine used to generate power and air conditioning when the main engines are not in use, usually in cases of long stops at airports or overnight use by maintenance. The APU OFF project was based on the study of Consumption Reduction Opportunities which is aimed to allow aircrafts to be charged up with an external power source (GPU – Ground Power Unit and ACU – Air Conditioning Unit) instead of using the aircraft’s resources, in locations where this service is available. Whenever possible the APU OFF for aircrafts in transit is applied prior to selecting APU INOP aircrafts and flights with long ground time, reducing fuel consumption and preserving aircraft resources.

•

Aircraft Communication Addressing Reporting System (ACARS): This is a satellite communication system that permits the exchange of data between aircraft and ground communication outlets during flights, and allows for more assertive communication and anticipated shared decision making processes, minimizing route deviations and ensuring operational efficiency.

Fuel costs are extremely volatile, as they are subject to many global economic and geopolitical factors that we can neither control nor accurately predict. Because international prices for jet fuel are denominated in U.S. dollars, our fuel costs, though payable in reais, are subject not only to price fluctuations but also to exchange rate fluctuations. We maintain a fuel hedging program, based upon policies which define volume, price targets and instruments, under which we enter into fuel and currency hedging agreements with counterparties providing for price protection in connection with the purchase of fuel. Our hedging practices are executed by our internal risk management committee and overseen by the risk policies committee of our board of directors. The risk policies committee, which is comprised of members of our board of directors, external consultants, and senior management, meets monthly or more often, if called, and its main responsibilities are to assess the effectiveness of our hedging policies, recommend amendments when and where appropriate and establish its views regarding fuel price trends. We use risk management instruments that have a high correlation with the underlying assets so as to reduce our exposure. We require that all of our risk management instruments be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. We also avoid concentration of credit and product risk. We have not otherwise entered into arrangements to guarantee our supply of fuel and we cannot provide assurance that our hedging program is sufficient to protect us against significant increases in the price of fuel. We also use non-derivative instruments as alternative hedge conferring an additional average protection through fixed price fuel transactions for future delivery negotiated with our main fuel supplier.

        As of December 31, 2018, we had derivatives to protect approximately (i) 58.6% of our expected fuel consumption for the year of 2019;  (ii) 43.0% of our expected fuel consumption for the 2019 - 2020 period; and (iii) 28.5% of our expected fuel consumption for the 2019 -  2021 period.

Safety and Security

Our highest priority is the safety of our passengers and employees. We maintain our aircraft in strict accordance with manufacturer specifications and all applicable safety regulations, and perform routine line maintenance every day. Our pilots have extensive experience, with flight captains having more than 10,000 average hours of career flight time, and we conduct ongoing courses, extensive flight simulation training and seminars addressing the latest developments in safety and security issues. We promptly adopt best practices from the latest research regarding human fatigue risk management. We closely follow the standards established by ANAC’s Air Accident Prevention Program and we implemented the Flight Operations Quality Assurance System, which maximizes proactive prevention of incidents through the systematic analysis of the flight data recorder system. All of our aircraft are also equipped with Maintenance Operations Quality Assurance, a troubleshooting program that monitors performance and aircraft engine trends. The Brazilian civil aviation market follows the highest recognized safety standards in the world. We are also an active member of the Flight Safety Foundation, a foundation for the exchange of information about flight safety.

We maintain the highest rating (seven stars) and are ranked among the world’s safest airlines, according to AirlineRatings.com, an independent plane safety and product rating website. The website’s star ratings take multiple factors into account, including whether an airline has been certified by the International Air Transport Association (IATA), if it is on the EU’s airline blacklist, its crash record and whether the fleet has been grounded over safety concerns. In June 2018, we carried out our sixth biennial IATA Operational Safety Audit (IOSA) and the next one is expected to be carried out in 2020.

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

•

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

•

We are pioneers in incentivizing the research and development of biofuel technology. In 2014, we operated more than 365 domestic flights using renewable fuel. In 2014, we made our first international flight using renewable fuel on our Orlando – São Paulo route.

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

Partnerships and Alliances

General

We have incomparable relationships with important players in the industry. We are one of Boeing’s most important 737 aircraft customers and the only airline in Brazil supported by the Export-Import Bank of the United States. Additionally, our shareholders include one of the largest airlines in Europe (Air France – KLM) and one of the largest in the U.S. (Delta), as well as our founding family, which remains active on our board of directors.

Our strong market positioning enables us to successfully negotiate a number of partnerships with supplementary major carriers worldwide, mostly in the form of codeshare agreements and interline agreements. Additional passenger inflows generated by these strategic partnerships help improve revenues at low incremental costs.

As of December 31, 2018, we had 12 codeshare agreements, with Aerolíneas Argentinas, AeroMexico, Air Canada, Air France – KLM, Alitalia, Copa Airlines, Delta, Emirates, Etihad Airways, Korean Air, Qatar Airways and TAP and 76 interline agreements.

Delta

Since 2011, we have developed a comprehensive partnership with Delta. As of December 31, 2018, Delta owned 9.4% of our economic interest. We also have entered into a long-term commercial agreement with Delta that has exclusivity provisions designed to strengthen the operational cooperation and synergies between the two companies, including services related to aircraft maintenance and codeshare agreements.

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

In 2016, Delta granted us (i) credit support in the form of a backstop guarantee for up to US$32.0 million in Gol obligations under an ISDA Master Agreement with Morgan Stanley and (ii) a credit line for the financing of maintenance payments of up to US$50.0 million, which we began amortizing in 2018.

Air France – KLM

We also have a long term strategic partnership for commercial cooperation with Air France – KLM, which held 1.2% of our total capital stock as of December 31, 2018. The agreement provides for an alliance committee, comprised of at least one representative of Air France – KLM, at least two members of our board of directors and at least one representative of Delta.

In 2017, we entered into an agreement with Air France – KLM to expand our strategic partnership by means of a credit line granted to us for the financing of maintenance payments of up to US$50.0 million.

In 2018, we increased our operations in the Northeast of Brazil with our hub in Fortaleza. This new hub enables Air France – KLM to pursue its development strategy in Brazil and simultaneously links Fortaleza to its two main hubs at Amsterdam – Schiphol and Paris – Charles de Gaulle.

Competition

Domestic

Airlines in Brazil compete primarily on the basis of routes, fare levels, frequency of flights, capacity, airport operating rights and presence, reliability of services, brand recognition, frequent flyer programs and customer service.

Our main competitors in Brazil are Latam Airlines Group, or Latam Brasil; Azul Linhas Aéreas Brasileiras, or Azul Brasil; and Ocean Air Linhas Aereas S.A., or Ocean Air, doing business as Avianca, or Avianca Brasil.

Latam Brasil is controlled by Latam S.A., a Chilean company. Latam is the result of a June 2012 merger between TAM Airlines of Brazil and LAN Airlines of Chile, and is a full-service scheduled carrier offering flights on domestic routes and international routes.

Azul, which acquired regional carrier Trip in 2012, is controlled by Azul S.A. Azul S.A.’s voting stock is controlled by David Neeleman.

Avianca Brasil is controlled by Synergy Group. Avianca licensed its brand to Avianca Brasil in 2010. On December 10, 2018, Ocean Air (Avianca Brasil) filed for judicial restructuring in the Brazilian courts (similar to a U.S. Chapter 11 filing). Avianca Brasil’s judicial restructuring may affect the Brazilian airline industry and we cannot foresee how the situation will develop.

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

The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the significant airlines in Brazil for each of the periods indicated:

Domestic Market Share— Scheduled Airlines	2014	2015	2016	2017	2018
Gol	36.1%	35.9%	36.0%	36.2%	35.7%
Latam Brasil	38.1%	36.7%	34.7%	32.6%	31.9%
Azul Brasil	16.7%	17.0%	17.0%	17.8%	18.6%
Avianca Brasil	8.4%	9.4%	11.2%	12.9%	13.4%
Others	0.7%	1.0%	1.1%	0.5%	0.4%

______________________

Source: ANAC

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

The table below shows the 2018 market share of major airlines on South American routes to/from Brazil based on RPK:

International Market Share – Airline	RPK (mn)	Market Share
Latam Airlines Group(1)	32.511	64.0%
Azul Brasil	6.300	12.4%
GOL	4.158	8.1%
Avianca Brasil	3.317	6.2%
Avianca Holdings(2)	2.913	5.7%
Aerolíneas Argentinas	1.805	3.6%
Total	50.824	100.0%

______________________

Source: ANAC

(1)   Includes Latam Airlines Brasil, Lan Chile, Lan Peru, Lan Argentina and TAM MERCOSUR.

(2)   Includes Avianca Holdings and TACA Peru.

Smiles Loyalty Program

Overview

Smiles is one of the largest coalition loyalty programs in Brazil, with 15.4 million members as of December 31, 2018. Its business model is based on a pure coalition loyalty program consisting of a single platform for accumulating and redeeming miles through a broad network of commercial and financial partners.

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

On October 14, 2018, we announced to the market a corporate reorganization comprising our intention to (i) not renew our services agreement with Smiles beyond its current expiration in 2032 and (ii) merge Smiles into us. Smiles has established an independent committee that will evaluate the terms of a potential transaction, if any. We cannot foresee if, when or on which terms a transaction may result from our negotiations with Smiles’ independent committee. Any transaction would be subject to approval by our and Smiles’ shareholders as well as regulatory approvals.

Currently, Smiles loyalty program allows members to accumulate miles through: (1) flights with Gol and our international partners, (2) all the significant Brazilian commercial banks that issue credit cards, including through co‑branded cards issued by Bradesco, Banco do Brasil and Santander, (3) a broad network of retail partners, including Localiza, the largest car rental agency in Brazil, Accor Hotels (Le Club), a global hotel chain, among others, (4) direct purchases of miles by customers and (5) purchase of miles and benefits through Clube Smiles (or Smiles Club). We are Smiles’ primary redemption partner but members may also redeem miles for products and services from commercial partners.

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

Agreements with Smiles

Operating Agreement

On December 28, 2012, GLA entered into an operating agreement with Smiles, or the Operating Agreement, that establishes the terms and conditions of our relationship. This agreement went into effect on January 1, 2013, when Smiles began to manage and operate the Smiles loyalty program, with an initial 20-year initial term. Furthermore, the agreement is subject to automatic renewal for successive five-year periods if neither party objects at least two years prior to its expiration. If a party is given notice of non-renewal, it may terminate the Operating Agreement early by providing written notification to the other party six months prior to the termination date.

GLA pays Smiles a monthly fee for managing our frequent flyer program. This fee is adjusted on each anniversary of the Operating Agreement in accordance with our gross monthly miles purchases.

On October 14, 2018, we announced to the market a corporate reorganization comprising GLA’s intention not to renew the Operating Agreement with Smiles beyond its current expiration in 2032.

Back Office Services Agreement

On December 28, 2012, GLA entered into a back office services agreement with Smiles, or the Back Office Services Agreement, that contains the terms, conditions and levels of certain services in connection with back office activities including controllership, accounting, internal controls and auditing, finance, information technology, call center, inventory and legal matters. The amount recognized by Smiles as expenses in 2018, 2017 and 2016 totaled R$30.9 million, R$23.5 million and R$23.4 million, respectively.

The three-year Back Office Services Agreement is automatically renewed for successive three-year periods if neither party objects 12 months prior to its expiration. Smiles may terminate portions of the Back Office Services Agreement at any time by providing prior written notice to GLA.

On October 14, 2018, we announced to the market a corporate reorganization comprising GLA’s intention not to renew the Operating Agreement with Smiles beyond its current expiration in 2032.

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

•         Standard seats: Pricing will take into account the variation of the economic cost of the fare over the last 12 months and the characteristics of each route. The economic cost is equivalent to the sum of (i) the opportunity cost of not selling a ticket to a traveler when the flight is full – or displacement; (ii) the opportunity cost of a passenger redeeming a reward ticket who would have purchased the ticket using cash, had he or she not had available miles – or dilution; and (iii) the direct cost that GLA incurs in transporting an additional passenger on a given flight – or marginal cost. The availability of standard seating on planes is limited and controlled by GLA, although Smiles is assured a minimum aggregate number of standard seats out of total seats on all flights.

•         Commercial seats: Pricing is subject to the same price and/or discount applied to third parties. The availability of commercial seats on flights is unrestricted.

•         Promotional seats: Pricing is determined by an established discount table on a case-by-case basis. There is no minimum availability for promotional seats.

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

On December 28, 2018, GLA, along with Smiles, made adjustments in the prices of standard airline tickets and miles sold to GLA, representing an increase of 17.1% and 16.6%, based on the composition of the airline tickets issued in the preceding period.

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

On September 2018, GLA entered into a new ticket purchase and sale agreement with Smiles which provides Smiles with advance credits in the total amount of R$600 million for the future conversion into tickets.

The advances by Smiles will be remunerated at a minimum rate of 115% of the CDI, which may be increased according to market conditions at each payment date. In addition, Smiles will benefit from some measures to strengthen its competitiveness.

Industry Overview

According to the International Air Transport Association, or IATA, Brazil is the fifth largest domestic aviation market in the world, after United States, China, India and Russia and should remain among the four largest over the next two decades, with a total of 170 million passengers. Moreover, according to ANAC, there were 93.7 million domestic enplanements and 9.3 million international enplanements on Brazilian carriers in Brazil (which excludes international carriers) in 2018, out of a total population of over 208 million, according to IBGE. In contrast, according to the U.S. Department of Transportation, the United States had around 886 million domestic enplanements and 113 million international enplanements in 2018, out of a total population of over 328 million, based on the latest United States census estimates. Despite its size, the Brazilian market is still under-penetrated, with an estimated 0.4 flights per capita in 2018, way below levels of developed countries like Australia (2.4), United States (2.1) and Canada (1.3), reflecting a strong potential for growth in the mid-term. In the specific case of Gol, we are very well positioned to capture the growth of the Brazilian market, with 85.3% of revenues coming from the domestic market in 2018.

Brazilian air travel has historically been affordable for business passengers and or high-income individuals, resulting in low per capita penetration rates when compared to other emerging markets and developed countries. We believe that Brazil’s fundamentals over the long-term are still quite attractive which bodes well for the development and growth of air travel. Long-distance travel alternatives in Brazil are quite limited given that there is poor road infrastructure and no passenger rail or other alternative. Despite the significant growth in air travel in Brazil over the first decade after 2000, we believe that there is still significant upside potential for airlines in general and for low cost airlines specifically to gain market share of travelers who would ordinarily travel by bus. Moreover, Brazil’s “new middle class” consumers also allocated a greater portion of their family incomes into better vacation experiences. This explains the significant pick-up in demand for international air travel by Brazilians over the last 10 years. South American countries, the Caribbean and the United States feature among the top ten most popular tourist destinations for Brazilians traveling abroad on vacation according to industry data.

Brazil air travel is still very concentrated in a few city-pairs and business passengers account for the majority of the volume. According to industry data, business travel represented around 34% of the demand for domestic air travel in 2018. We believe this rate is significantly higher than the business travel portion of domestic air travel in the global aviation sector. According to the latest data collected by ANAC, flights between Rio de Janeiro and São Paulo, Brazil’s busiest city-pair accounted for 7.5% of all domestic passengers in 2018. The top ten routes accounted for almost 25% of all domestic air passengers in 2018, while the ten busiest airports accounted for 67% in 2018.

The table below sets forth information about the ten busiest routes for air travel in Brazil during 2018.

City Pair(1)	Passengers	Route Market Share
São Paulo – Rio de Janeiro(2)	7,000,083	7.5%
São Paulo (Congonhas) – Rio de Janeiro (Santos Dumont)	4,226,221	4.5%
São Paulo (Guarulhos) – Porto Alegre	2,213,050	2.4%
São Paulo (Congonhas) – Brasília	2,086,054	2.2%
São Paulo (Guarulhos) – Recife	2,014,023	2.2%
São Paulo (Guarulhos) – Salvador	1,998,798	2.1%
São Paulo (Congonhas) – Porto Alegre	1,813,768	1.9%
São Paulo (Congonhas) – Confins	1,774,881	1.9%
São Paulo (Guarulhos) – Fortaleza	1,750,976	1.9%
São Paulo (Guarulhos) – Curitiba	1,632,897	1.7%
São Paulo (Congonhas) – Curitiba	1,461,863	1.6%
São Paulo (Guarulhos) – Rio de Janeiro (Galeão)	1,281,455	1.4%
São Paulo (Congonhas) – Rio de Janeiro (Galeão)	780,551	0.8%
São Paulo (Guarulhos) – Rio de Janeiro (Santos Dumont)	711,856	0.8%

______________________

Source: ANAC – 2018

(1)   Considers flights originating in either city of the pair.

(2)   Includes flights between Congonhas and Guarulhos to either Santos Dumont or Galeão airports.

In light of Brazil’s economic growth between 2009-2013 and Government income distribution initiatives, the middle class segment (A, B and C classes) increased significantly and accounted for roughly 50% of total consumer spending (or 42 million new consumers rose to middle class status). The Northeast region led the growth in middle class consumers, with three out of ten new middle class consumer from this region. According to ANAC, after a 7.8% reduction in the number of domestic passengers transported in 2016, there was a 2.1% increase in 2017, reaching 90.6 million domestic passengers, the same level as in 2013. In 2018, the total number of domestic passengers reached 93.7 million.

In 2011, the United States and Brazil entered into an open skies agreement designed to eliminate the limit on flight frequencies between the U.S. and Brazil, which had been set at 301 flights. The agreement was approved in the Brazilian Congress in 2017 and ratified by Decree No. 9.423/18. For more information, see “—Regulation of the Brazilian Civil Aviation Market—Open Skies.”

Brazilian Civil Aviation Market Evolution

In the past 40 years, the domestic market generally has experienced year-over-year growth in revenue passenger kilometers at twice the growth rate of GDP, except in times of significant economic or political distress, such as the petroleum crisis in the 1970s, the Brazilian sovereign debt crisis in the early 1980s and the economic and political distress in Brazil in the early 1990s. From 1972 to 2000, domestic revenue passenger kilometers grew at a compound annual growth rate of 7.2%.  From 2000-2011, in the ten years following the start of Gol’s operations, the compound annual growth rate increased to almost 12%.  During the 2012 to 2018 period, the compound annual growth rate in RPK was 6.7%, given the Brazilian economic downturn.

In recent years, industry capacity has served demand. After the 2016 reduction of 5.9%, domestic capacity increased 1.4% in 2017, reaching 112.8 million ASKs, still below the capacity levels of 2013.  In 2018, the growth rate in domestic revenue passenger kilometers was 4.6%, higher than the growth rate in domestic available seat kilometers of 4.4%. During 2018, the domestic industry load factor, calculated as revenue passenger kilometers divided by available seat kilometers was 81.3%.

Gol’s market share as measured by RPKs increased from 4.6% to 35.7%, from 2000 to 2018. Gol has increased the demand for domestic air travel by almost 260%, which we call the “Gol effect.”

The table below shows the figures of domestic industry passenger traffic and available capacity for the periods indicated:

	2014	2015	2016	2017	2018
Domestic enplanements (millions)	95.9	96.2	88.7	90.6	93.7
Available Seat Kilometers (billions)	117.0	118.2	111.2	112.8	118.0
Available Seat Kilometers Growth	0.9%	1.0%	(5.9)%	1.4%	4.6%
Revenue Passenger Kilometers (billions)	93.3	94.4	89.0	91.9	95.9
Revenue Passenger Kilometers Growth	5.8%	1.1%	(5.7)%	3.2%	4.4%
Load Factor	79.8%	79.8%	80.0%	81.5%	81.3%

______________________

Source: ANAC, Dados Comparativos Avançados

Regulation of the Brazilian Civil Aviation Market

The Brazilian Aviation Authorities and Regulation Overview

Air transportation services are considered a public service and are subject to extensive regulation and monitoring in Brazil, including through the Brazilian Federal Constitution, the Brazilian Aeronautical Code and rules issued by ANAC. The Brazilian Aeronautical Code and the ANAC regulations set forth the main rules and regulations relating to airport infrastructure and operation, flight safety and protection, airline certification, lease structuring, burdening, disposal, registration and licensing of aircraft; crew training, concessions, inspection and control of airlines, public and private air carrier services, civil liability of airlines and penalties in case of infringements.

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

The Ministry of Infrastructure, formerly the Transport, Ports and Civil Aviation, monitors the implementation of PNAC by the entities responsible for the management, regulation and inspection of civil aviation, civil airport infrastructure and civil air navigation infrastructure connected to the Ministry. In addition to the Ministry of Infrastructure, the bodies and entities of the National Civil Aviation Council (Conselho de Aviação Civil), or CONAC, monitor the implementation of PNAC.

The following chart illustrates the main regulatory bodies, their responsibilities and reporting lines within the Brazilian governmental structure:

President of Brazil
National Civil Aviation Council (CONAC)
Ministry of Defense
Ministry of Infrastructure
Aeronautics High Command
Civil Aviation Secretary (SAC)
NAV
Airspace Control Dept. (DECEA)
Brazilian Airports Infrastructure Board (INFRAERO and concessionaires such as GRU, Galeão, etc.)
National Civil Aviation Agency (ANAC)
National Commission of Airport Authorities (CONAERO)
Airspace Control
Airports Administration
Airline Regulation
Airline Administration

The Ministry of Infrastructure oversees ANAC and INFRAERO and reports directly to the President of Brazil. The Ministry is also responsible for implementation of the airport infrastructure concession plan and the development of strategic planning for civil aviation.

The National Commission of Airport Authorities (Comissão Nacional de Autoridades Aeroportuárias), or CONAERO, is a commission that coordinates the different entities and public agencies related to airports. This has a rule-making role in the search for efficiency and security in airports operations.

CONAERO is composed by the following individuals and representatives of entities: (i) Ministry of Infrastructure, which chairs the commission; (ii) the President’s chief of staff; (iii) Agriculture, Livestock and Supplies Ministry; (iv) Defense Ministry; (v) Finance Ministry; (vi) Justice and Public Safety Ministry; (vii) Economy Ministry; (viii) Health Ministry; and (ix) ANAC.

ANAC is currently responsible for guiding, planning, stimulating and supporting the activities of public and private civil aviation companies in Brazil. ANAC also regulates flight operations and economic issues affecting air transportation, including matters relating to air safety, certification and compliance, insurance, consumer protection and competitive practices.

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

With respect to non-privatized airports, INFRAERO, a state-controlled corporation reporting to the Ministry of Infrastructure, is in charge of managing, operating and controlling federal airports, including control towers and airport safety operations. With respect to the recently privatized airports (Natal, Galeão, Confins, Guarulhos, Viracopos and Brasília), although INFRAERO still holds a minority stake in each of them, INFRAERO is no longer in charge of operations, which are now handled by their respective private operators. See “Regulation of the Brazilian Civil Aviation Market—Airport Infrastructure” below.

With the issuance of Provisional Measure No. 866, the Brazilian government has recently approved the creation of a new state-controlled corporation named NAV Brasil Serviços de Navegação Aérea S.A., or NAV. NAV is a partial spin-off of INFRAERO which will report, directly, to the Aeronautics High Command and, indirectly, to the Ministry of Defense. NAV will be responsible for the rendering of air navigation services, a service currently provided by INFRAERO.

CONAC is an advisory body of the President of Brazil and its upper level advisory board is composed of the Minister of Defense, the Minister of Foreign Affairs, the Minister of Treasury, the Minister of Economy, the Minister of Tourism, the President’s chief of staff, the Minister of Planning, Development and Management, the Minister of Justice and Public Safety, the Minister of Infrastructure and the Commandant of the Air Force. CONAC has the authority to establish national civil aviation policies that may be adopted and enforced by the High Command of Aeronautics and by ANAC. CONAC establishes guidelines relating to the proper representation of Brazil in conventions, treaties and other actions related to international air transportation, airport infrastructure, the granting of supplemental funds to be used for the benefit of airlines and airports based on strategic, economic or tourism-related aspects, the coordination of civil aviation, air safety, the granting of air routes and concessions, as well as permission for the provision of commercial air transportation services.

Route Rights

Domestic routes. Until March 25, 2017, ANAC was the intermediary between airlines and airport operators regarding new routes, changes to existing routes and surveillance of allocated routes. After this date, pursuant to Resolution No. 440/2017, airlines negotiate the use of airport and aeronautical infrastructure directly with airport operators and providers of air navigation services prior to registering routes with ANAC. For airports defined by ANAC as “coordinated” or “of interest,” pursuant to Resolution No. 338/2014, airlines are still required to obtain slots. The implementation of Resolution No. 440/2017 permits more flexible and efficient networks to better serve demand for air services, principally in high and low seasons.

International routes. In general, requests for new international routes, or changes to existing routes, must be filed with ANAC’s market access area (Gerência de Acesso ao Mercado) by each interested Brazilian airline that has been previously qualified by ANAC to provide international services, in accordance with Resolution No. 491, dated November 19, 2018, or Resolution No. 491. International route rights for all countries, as well as the corresponding transit rights, derive from bilateral air transport agreements negotiated between Brazil and foreign governments. Under such agreements, each government grants to the other the right to designate one or more of its domestic airlines to operate scheduled service between certain destinations in each country. Airlines are only entitled to apply for new international routes when they are made available under these agreements. For the granting of new routes, ANAC shall analyze (i) the agreement with the foreign country to which the route is destined, (ii) the designated domestic airlines to operate the scheduled service and if there are any restrictions to such designation by the country of destination and (iii) the existence of available routes for the allocation requested by the airline. In the process, ANAC may, in certain cases, consult other airlines on whether they have any interest in requesting additional routes for the market in which the new route is being requested.

Currently, any airline’s international route frequency rights may be terminated if the airline fails to maintain at least 66% of flights provided for in its air transportation schedule for any 180-day period or suspends its operation for a period exceeding 180 days.

However, Resolution No. 491 established that, after March 2019, low-frequency international routes may be reallocated to different operators if an allocation request is made by another company and there are no other available frequencies to the country of destination. Low-frequency routes are those with less than 50% of usage in the period of evaluation of 26 consecutive weeks.

In 2010, ANAC approved the deregulation of international airfares for flights departing from Brazil to the United States and Europe, gradually removing the prior minimum fares. In addition, in 2010, CONAC approved the continuity of bilateral agreements providing for open skies policies with other South American countries and a new open skies policy with the United States was approved in the Brazilian Congress in 2017 and ratified by Decree No. 9.423/18. Similar agreements are being negotiated with several European countries. These new regulations should increase the number of passengers in South America and grow our market. To the extent that our presence and/or the presence of our partner, Delta, is increased in the South American market, this will contribute to our business. On the other hand, to the extent competition increases in the expanded South American market and we and/or Delta lose significant market share, we may be adversely affected. For more information on the open skies agreement between Brazil and the United States, see “—Open Skies.”

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

All of the 62 Brazilian airports still managed by INFRAERO at the end of 2018 are scheduled to receive some infrastructure investments and upgrades within the next three years. In addition, under the regional aviation development program, 270 current or new regional airports may receive investments in the next few years. These airport upgrade plans do not require contributions or investments by the Brazilian airlines and are not expected to be accompanied by increases in landing fees or passenger taxes on air travel.

The table below sets forth the number of passengers at the ten busiest airports in Brazil during 2018:

Airport	Number of Passengers Inbound and Outbound(1)
(in thousands)
São Paulo – Guarulhos	41,138
São Paulo – Congonhas	21,639
Brasília	17,543
Rio de Janeiro – Galeão	14,764
Belo Horizonte – Confins	10,258
Rio de Janeiro – Santos Dumont	9,030
Campinas – Viracopos	8,715
Recife	8,278
Porto Alegre	8,106
Salvador	7,709

______________________

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

Airport Privatizations

In August 2011, the Brazilian government privatized the Natal airport, which construction was completed in mid-2014. In February 2012, the Brazilian government privatized the São Paulo (Guarulhos), Brasília and Campinas international airports, which are operated by the winners of the privatization auction for periods of 20 to 30 years. In November 2013, the Brazilian government privatized Rio de Janeiro (Galeão) and Belo Horizonte (Confins) airports. Additionally, in March 2017, the Brazilian government privatized the international airports of Porto Alegre, Salvador, Florianópolis and Fortaleza. These ten airports combined account for 57.3% of Brazil’s total passenger volume as of December 31, 2018.

The auctioned airports were:

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
______________________

Source: Civil Aviation Secretary (Secretaria de Aviação Civil)

The Brazilian government plans to privatize all airports currently under INFRAERO’s control until 2023. During the fifth round of concessions, scheduled to take place on March 15, 2019, the government intends to auction three airport blocks: (i) the Northeast Block, which comprises the airports of (a) Recife, located in the state of Pernambuco, (b) Maceió, located in the state of Alagoas, (c) Aracaju, located in the state of Sergipe, (d) João Pessoa and Campina Grande, located in the state of Paraíba, and (e) Juazeiro do Norte, located in the state of Ceará; (ii) the Southeast Block, which comprises the airports of (a) Vitória, located in the state of Espírito Santo, and (b) Macaé, located in the state of Rio de Janeiro; and (iii) the Midwest Block, which comprises the Airport of Cuiabá, Sinop, Rondonópolis and Alta Floresta, all of which located in the state of Mato Grosso. The remaining federal airports are expected to be privatized in two separate rounds on dates to be defined by the new government.

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

Restrictions on the Ownership of Shares Issued by Concessionaires of Air Transportation Services

Under Brazilian law, the foreign ownership limit for Brazilian airlines has been 20%.  In December 2018, the former Brazilian president approved Provisional Measure No. 863 (Medida Provisória No. 863), which lifts restrictions on foreign ownership of Brazilian airlines’ voting stock. While the measure has been endorsed by the Brazilian government that took office in January 2019, it is only valid through May 22, 2019, when the conversion of the measure into law is scheduled to be voted in Congress or, if the voting does not take place on such date, until Congress approves or rejects its conversion into law. We cannot foresee if Congress will approve or reject the conversion of Provisional Measure No. 863 into law or how the restrictions on foreign ownership for Brazilian airlines may be changed and how any such change would affect us and the competitive environment in Brazil.  The Brazilian Aeronautical Code also imposes certain restrictions on the transfer of capital stock of concessionaires of air transportation services, such as GLA, including the following:

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

Open Skies

In 2011, the United States and Brazil entered into an open skies agreement designed to provide airlines greater liberty in defining their routes, prices and capacity. The agreement was approved in the Brazilian Congress in 2017 and ratified by Decree No. 9.423/18.

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

Pending Legislation

The Brazilian congress is currently discussing a draft bill that would replace the current Brazilian Aeronautical Code (Código Brasileiro de Aeronáutica). In general, this draft bill deals with matters related to civil aviation, including airport concessions, consumer protection, limitation of airlines’ civil liability, compulsory insurance, fines and the increase of limits to foreign ownership in voting stock of Brazilian airlines. This draft bill is still under discussion in the Senate and, if approved, must be submitted for approval to the House of Representatives, before being sent for presidential approval. If the Brazilian civil aviation framework changes, or ANAC implements increased restrictions, the Brazilian airline industry could be negatively affected.

C.      Organizational Structure

We are a holding company that directly or indirectly owns shares of eight subsidiaries. Three of these subsidiaries  incorporated in Brazil, namely: GLA; Smiles Fidelidade S.A., which was formed in July 2017 as a result of Smiles’ merger with Webjet Participações S.A.; and Smiles Viagens e Turismo S.A., which is pre-operational. The five other subsidiaries are offshore subsidiaries, namely: Gol Finance Inc.; GAC Inc., or GAC; Gol Finance (previously named Gol LuxCo S.A.), which is non-operational; Smiles Fidelidade S.A.; and Smiles Viajes y Turismo S.A.. GLA is our operating subsidiary, under which we conduct our air transportation business. We are the majority shareholder of Smiles, which conducts the Smiles loyalty program. Gol Finance Inc., GAC and Gol Finance are offshore companies established for the purpose of facilitating cross-border general and aircraft financing transactions.

D.      Property, Plant and Equipment

Our primary corporate offices are located in São Paulo, where our commercial, operations, technology, finance and administrative staff is primarily based. We have concessions to use other airport buildings and hangars throughout Brazil, including part of a hangar at Congonhas airport where we perform aircraft maintenance. As of December 31, 2018, we had finance lease agreements for 11 Boeing 737 aircraft, all of which had a purchase option at the end of the contract term. We own an Aircraft Maintenance Center in Confins, in the State of Minas Gerais. The certification of our Aircraft Maintenance Center authorizes airframe maintenance services for Boeing 737-300s, Boeing 767-200/300 and Boeing Next Generation 737-700 and 800s and Boeing 737-8 Max. We have three hangars at our Aircraft Maintenance Center, with a capacity to perform maintenance on six aircraft simultaneously and painting services on one additional aircraft. We also have room to build more hangars, if needed. For more information, see “Item 4B. Business Overview—Aircraft Fleet” and note 14 to our audited consolidated financial statements included herein.

ITEM 4A.     Unresolved Staff Comments

None.

ITEM 5.       Operating and Financial Review and Prospects

You should read this discussion in conjunction with our audited consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

A.      Operating Results

Revenues

Our revenues derive primarily from transporting passengers on our aircraft. In 2018, 93.2% of our net revenues came from passenger transportation revenues, and the remaining 6.8% came from ancillary revenues, principally from: our cargo business, which utilizes cargo space on our passenger flights, as well as revenues from products and services, other than air tickets, sold for miles. In 2018, 85.3% of our revenues derived from our domestic operations and 14.7% from our international operations. We recognize passenger revenue, including revenue from Smiles’ loyalty program, which relates to the redemption of miles for Gol flight tickets, either when transportation is provided or when the unused ticket expires. We recognize cargo revenue when transportation is provided. Other ancillary revenue consists primarily of ticket change fees, excess baggage charges and interest on installment sales. Passenger revenues depend on capacity, load factor and yield. Our capacity is measured in terms of available seat kilometers (ASK), which represents the number of seats we make available on our aircraft multiplied by the number of kilometers the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing revenue passenger kilometers by available seat kilometers. Yield is the average amount that one passenger pays to fly one kilometer.

The following table presents our main operating performance indicators in 2016, 2017 and 2018:

	Year Ended December 31,
	2016[1]	2017[1]	2018
Operating Data:
Load-factor	77.5%	80.1%	80.0%
Break-even load-factor	72.0%	72.4%	70.1%
Aircraft utilization (block hours per day)	11.2	12.1	11.8
Yield per RPK (cents)	25.2	25.6	27.7
Passenger revenue per ASK (cents)	19.5	20.5	22.1
Operating revenue per ASK (cents)	21.0	22.1	23.6
Number of departures	261,514	250,653	250,040
Average number of operating aircraft	117	109	112

______________________

(1)

We adopted IFRS 15 on January 1, 2018 using the full retrospective method and restated the financial information for the years ended December 31, 2016 and 2017, for comparative purposes. For more information on IFRS 15, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Recent Accounting Pronouncements” below.

Our revenues are net of ICMS (Imposto sobre a Circulação de Mercadorias e Serviços) and federal social contribution taxes, including social integration program (Programa de Integração Social), or PIS, and social contribution for financing social security (Contribuição Social para o Financiamento da Seguridade Social), or COFINS. ICMS does not apply to passenger revenues. The average rate of ICMS on cargo revenues varies by state from 0% to 20%. As a general rule, combined PIS and COFINS rates are 3.65% of passenger revenues and 9.25% of cargo revenues and Smiles revenues.

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

Operating Expenses

We seek to lower our operating expenses by operating a young and standardized fleet, upgrading to Boeing 737‑8 Max aircraft, utilizing our aircraft efficiently and improving their productivity, using and encouraging low-cost ticket sales and distribution processes. The main components of our operating expenses include aircraft fuel, rent and maintenance, sales and marketing expenses and salaries, including provisions for our profit sharing plan.

Our aircraft fuel expenses are higher than those of low-cost airlines in the United States and Europe because production, transportation and storage of fuel in Brazil depend on expensive and underdeveloped infrastructure, especially in the North and Northeast regions of the country. In addition, taxes on jet fuel are high and are passed along to us. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. The price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, varies significantly. The price per barrel at December 31, 2018 was US$64.90 as compared to US$60.42 at December 31, 2017. Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also linked to fluctuations in the exchange rate of the real versus the U.S. dollar. Fuel costs represented 30% of our total operating costs and expenses in 2016, 31% in 2017 and 39% in 2018. In order to partially hedge against increases in oil prices, we enter into short to medium term arrangements to hedge our exposure. Our pricing and yield management strategy are also important components in hedging our exposure to fuel price fluctuations as we are able to pass a significant portion of these fluctuations to customers in the long-term, allowing us to recapture approximately two‑thirds of this cost through our yield management.

Our aircraft rent expenses are in U.S. dollars and leases for 110 of our aircraft are subject to floating-rate payment obligations that are based on fluctuations in international interest rates. We currently have hedging policies in place to manage our interest rate, fuel price and foreign exchange rate exposure.

Our maintenance, material and repair expenses consist of light (line) and scheduled heavy (structural) maintenance of our aircraft. Line maintenance and repair expenses are charged to operating expenses as incurred. Structural maintenance for aircraft leased under finance leases is capitalized and amortized over the life of the maintenance cycle. Since the average age of our operating fleet was 9.5 years for 121 Boeing 737-700/800 aircraft at December 31, 2018, and most of the parts on our aircraft are under multi-year warranties, our aircraft require a low level of maintenance and we, therefore, incur low maintenance expenses. Our aircraft are covered by warranties that have an average term of 48 months for products and parts and 12 years for structural components. Thus, with regard to the accounting for aircraft maintenance and repair costs, our current and past results of operations may not be indicative of future results. Our Aircraft Maintenance Center in Confins, in the State of Minas Gerais, is certified to provide maintenance for Boeing 737-300s, Boeing 767-200/300 and Boeing Next Generation 737-700 and 800s. We currently use this facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We believe that we have an advantage compared to industry peers in maintenance, materials and repairs expenses due to our in-house maintenance. We believe that this advantage will continue in the foreseeable future.

Our passenger service expenses are expenses we incur directly related to our passengers, which include baggage handling, ramp services and expenses due to interrupted flights.

Our sales and marketing expenses include commissions paid to travel agents, fees paid for our own and third‑party reservation systems and agents, fees paid to credit card companies and advertising. Our distribution costs are lower than those of other airlines in Brazil on a per available seat kilometer (ASK) basis because a higher proportion of our customers purchase tickets from us directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. We generate around 82% of our consolidated sales through our website and API systems, including internet sales through travel agents. For these reasons, we believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will continue in the foreseeable future. Additionally, we have one of the lowest costs related to fraud and chargeback ratios in the industry on our e‑commerce platform.

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

•         loyalty program.

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

Brazilian Macroeconomic Environment

As most of our operations are domestic, we are affected by Brazilian general economic conditions. While our growth since 2001 has been primarily driven by our expansion into new markets and increased flight frequencies, we have also been affected by macroeconomic conditions in Brazil. We believe the rate of growth of the Brazilian economy is important in determining our growth and our results of operations. Our revenue passenger kilometer in the domestic market increased by 3.1% in 2018 and by 3.8% in 2017, as compared to a 5.5% decrease in 2016. This increase was primarily due to Brazil’s recent economic recovery. After contractions in Brazil’s GDP in 2015 and 2016, Brazilian GDP increased by 1% in 2017 and by 1.1% in 2018.

Year	Domestic Revenue Passenger Kilometers‑RPK growth (contraction)	Real growth GDP growth (contraction)
2011	15.9%	4.0%
2012	6.9%	1.9%
2013	1.4%	3.0%
2014	5.8%	0.5%
2015	1.1%	(3.5)%
2016	(5.7)%	(3.5)%
2017	3.8%	1.0%
2018	3.1%	1.1%

Compared to 2017, our passenger revenue per available seat kilometer (PRASK) increased by 8.0% in 2018 due to a combination of an 8.2% yield increase, partially offset by a 0.2 percentage point decrease in load factor.

We are materially affected by currency fluctuations. In 2018, 55.8% of our operating expenses (including aircraft fuel, rent and maintenance, materials and repairs) were denominated in, or linked to, U.S. dollars and therefore varied with the real/U.S. dollar exchange rate within the year. We believe that our foreign exchange and fuel hedging programs partially protect us against short-term swings in the real/U.S. dollar exchange rate and jet fuel prices. See “Item 3. Risk Factors— Risks Relating to Us and the Brazilian Airline Industry.”

Inflation has also affected us and will likely continue to do so. In 2018, 44.2% of our operating expenses (excluding aircraft fuel, operating leases and maintenance) were denominated in reais, and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation.

The following table shows data for real GDP growth (contraction), inflation, interest rates, the U.S. dollar selling rate and crude oil prices for and as of the periods indicated:

	December 31,
	2016	2017	2018
Real GDP growth (contraction)	(3.5)%	1.0%	1.1%
Inflation (IGP-M)(1)	7.2%	(0.5)%	7.6%
Inflation (IPCA)(2)	6.3%	3.0%	3.8%
CDI rate(3)	13.7%	7.0%	6.5%
LIBOR rate(4)	1.0%	1.7%	2.8%
Appreciation (depreciation) of the real vs. U.S. dollar	16.5%	(1.5)%	(17.1)%
Period-end exchange rate—US$1.00	R$3.259	R$3.308	R$3.875
Average exchange rate—US$1.00(5)	R$3.472	R$3.193	R$3.656
Period-end West Texas intermediate crude (per barrel)	US$53.77	US$60.42	US$45.41
Period-end Increase (decrease) in West Texas intermediate crude (per barrel)	45.2%	12.4%	(24.8)%
Average period West Texas Intermediate crude (per barrel)	US$43.31	US$50.85	US$64.90
Average period increase (decrease) in West Texas Intermediate crude (per barrel)	(11.3)%	17.4%	27.6%

______________________

Sources: Fundação Getúlio Vargas, the Central Bank, IBGE and Bloomberg

(1)   Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.

(2)   Inflation (IPCA) is a broad consumer price index measured by IBGE.

(3)   The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).

(4)   Three-month U.S. dollar LIBOR rate as of the last date of the period. The LIBOR rate is the London inter‑bank offer rate.

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

Critical accounting policies and estimates are those that are reflective of significant judgments and uncertainties, and potentially result in materially different outcomes under different assumptions and conditions. For a discussion of these and other accounting policies, see note 4 to our audited consolidated financial statements included elsewhere herein.

Property, Plant and Equipment. Property, plant and equipment, including rotables, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. Aircraft and engine spares acquired on the introduction or expansion of a fleet, as well as rotables purchased separately, are carried as fixed assets and generally depreciated in line with the fleet to which they relate. Pre-delivery deposits refer to prepayments under the agreements with Boeing for the purchase of Boeing 737-8 Max aircraft and include interest and finance charges incurred during the manufacture of aircraft and leasehold improvements.

Under IAS 16 – “Property, Plant and Equipment,” major overhauls including replacement spares and labor costs are treated as a separate asset component with the cost capitalized and depreciated over the period to the next major overhaul. All other replacement spares and costs relating to maintenance of fleet assets are charged to the income statement on consumption or as incurred. Interest costs incurred on debts that fund progress payments on assets under construction, including pre-delivery deposits to acquire new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or aircraft delivery.

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

We evaluate annually whether there is any indicator that our property, plant and equipment may be impaired. Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset, a significant change in the long-lived asset’s physical condition and operating or cash flow losses associated with the use of the long-lived asset. As of December 31, 2018 and 2017, we had recorded an impairment on property, plant and equipment of R$48.8 million and R$26.1 million, respectively, mainly related to replacement and spare parts. In 2018, we evaluated the impairment of our aircraft and no impairment or write-off was recorded.

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

Goodwill and Intangible Assets. We have allocated goodwill and intangible assets with indefinite lives acquired through business combinations, for the purposes of impairment testing, to the cash-generating units, the operating subsidiaries GLA and Smiles, since segregation of their operations. Goodwill is tested for impairment annually by comparing the carrying amount to the recoverable amount of the cash-generating unit, that has been measured on the basis of its value-in-use, by applying cash flow projections in the functional currency based on our approved business plan covering a five-year period followed by the long-term growth rate of 3.5%. The pre-tax discount rate applied to the cash flow projections was 14.9% for GLA’s cash-generating unit and 17.0% for the Smiles’ cash‑generating unit, at December 31, 2018. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in our impairment evaluations are consistent with internal projections and operating plans.

Airport operating rights acquired as part of the acquisition of Varig and Webjet were capitalized at fair value at that date and are not amortized. Those rights are considered to have an indefinite useful life due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The carrying values of the airport operating rights are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable. Costs related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis. The carrying value of these intangibles is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. We assess at each balance sheet date whether intangibles with indefinite useful lives are impaired using discounted cash flow analyses. In 2018, no impairment or write-off was recognized for intangible assets. We believe none of our cash‑generating units was at risk of having its value in use being less than its carrying value at the date of your most recent impairment analysis.

Derivative Financial Instruments. We account for derivative financial instruments in accordance with IFRS 9. In executing our risk management program, management uses a variety of financial instruments to protect against sharp changes in market prices and to mitigate the volatility of its expenditures related to these prices. We do not hold or issue derivative financial instruments for speculative purposes.

Derivative financial instruments not designated as hedge accounting are initially recognized at fair value and subsequently the change in fair value is recorded in profit or loss, unless the derivative meets the strict criteria for cash flow hedge accounting.

For hedge accounting purposes, the hedge instrument is classified as: (i) a cash flow hedge when it protects against exposure to fluctuations in cash flows that are attributable to a particular risk associated with an asset or liability recognized regarding an operation that is highly likely to occur or to an exchange rate risk for an unrecognized firm commitment, and (ii) a fair value hedge when it protects from the results of a change in the fair value of a recognized liability, or a part thereof, that could be attributed to exchange risk.

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

We measure quarterly the effectiveness of the hedge instruments in offsetting changes in prices. The effectiveness is based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items. The balance of the actual fluctuations in the fair values of the derivatives are classified in equity and the ineffective gains or losses are recognized in profit or loss, until the revenue recognition or hedged expense under the same item of profit or loss in which the item is recognized.

Hedge accounting is likely to be discontinued prospectively when (i) we cancel the hedge relationship; (ii) the derivative instrument matures or is sold, terminated or executed; (iii) the hedged object is unlikely to be realized; or (iv) it no longer qualifies as hedge accounting. If an operation is discontinued, any gains or losses previously recognized under “Other comprehensive income (loss)” and accrued in equity until that date are immediately recognized in profit or loss for the year.

Aircraft maintenance and repair costs. Our aircraft lease agreements specifically provide that we, as lessee, are responsible for maintenance of the leased aircraft and engines, and we must meet specified airframe and engine return conditions upon lease expiration. Under certain of our existing lease agreements, we pay maintenance deposits to aircraft and engine lessors that are to be applied to future maintenance events. These deposits are calculated based on a performance measure, such as flight hours or cycles, and are available for reimbursement to us upon the completion of the maintenance of the leased aircraft. If there are sufficient funds on deposit to reimburse us for our maintenance costs, such funds are returned to us. The maintenance deposits paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. In addition, we maintain the right to select any third-party maintenance provider or to perform such services in‑house. Therefore, we record these amounts as a deposit on our balance sheet and recognize maintenance expense when the underlying maintenance is performed, in accordance with our maintenance accounting policy. Certain of our lease agreements provide that excess deposits at the end of the lease term are not refundable to us. Such excess could occur if the amounts ultimately expended for the maintenance events were less than the amounts on deposit. Any excess amounts held by the lessor or retained by the lessor upon the expiration of the lease, which are not expected to be significant, would be recognized as additional aircraft rental expense at the time it is no longer probable that such amounts will be used for maintenance for which they were deposited.

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

In addition, certain of our lease agreements do not require maintenance deposits; instead letters of credit are issued on behalf of the lessor, which can be claimed if the aircraft maintenance does not occur as established in the review schedule. As of December 31, 2018, no letters of credit had been executed.

Our initial estimates of the maintenance expenses regarding the leases are equal to or in excess of the amounts required to be deposited. This demonstrates it is probable the amounts will be utilized for the maintenance for which they are to be deposited and the likelihood of an impairment of the balance is remote. There has been no impairment of our maintenance deposits.

A summary of activity in the aircraft and engine maintenance reserve is as follows:

	2017	2018
	(in millions of reais)
Beginning of year	247.8	266.2
Amounts paid in	110.5	325.9
Reimbursement and expense incurred	(98.0)	(248.3)
Exchange variation	5.9	54.2
End of year	266.2	398.0

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

Mileage Program. The obligation created by the issuance of miles is measured based on the price that the miles were sold to its airline and non-airline partners, classified by us as the fair value of the transaction. The revenue recognition on the consolidated profit or loss occurs when the Smiles Program participant, after redeeming the miles and exchanging it for flight tickets, is transported.

Smiles represents an agent and fulfills its performance obligation when miles are redeemed by the members of the Smiles Program in exchange for rewards with its partners, and revenue is recognized in profit or loss. Therefore, revenue is presented net of its respective direct variable costs associated with the availability of services to participants.

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

As of December 31, 2018, we had R$6.3 billion of tax loss carryforwards and negative basis of social contribution mainly from GLA and Webjet, which we acquired in 2011 and which merged with Smiles in July 2017 to form Smiles Fidelidade S.A. Under Brazilian tax laws we may only use our tax loss carryforwards to offset taxes payable up to 30% of the taxable income for each year. Thus, despite having a balance of tax loss carryforwards, we will have to pay income taxes on any taxable income in excess of this 30% compensation limit.

As a result of a history of net losses, fluctuations of the U.S. dollar exchange rate, and the instability of the political and economic environment in Brazil, we reassessed the recognition of tax credits on net operating losses carryforward and other temporary differences, and Gol and GLA have not recognized R$34.8 million and R$1,907.2 million, respectively, of deferred tax assets from net operating losses carryforward and GLA also limited the recognition of tax credits on other temporary differences based on the expected realization of the deferred tax liabilities. Additionally, GLA did not recognize the net amount of R$301.0 million of deferred tax assets.

Results of Operations

Consolidated Results of Operations

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Demand in the Brazilian airline market, as measured by RPK, increased by 7.5% in 2018 as compared to 2017, while capacity in Brazil, as measured by available seat kilometers (ASK), increased by 8.5% in the same period.

The table below presents domestic and international industry capacity and demand for the periods indicated:

Industry Capacity and Demand(1)	2017	2018	Change
Available Seat Kilometers – ASK (millions)	156.5	169.8	8.5%
Domestic	112.8	118.0	4.6%
International	43.7	51.8	18.7%
Revenue Passenger Kilometers – RPK (millions)	128.9	138.7	7.5%
Domestic	91.9	95.9	4.4%
International	37.0	42.7	15.4%
Load Factor	82.4%	81.7%	(0.7) p.p.
Domestic	81.5%	81.3%	(0.2) p.p.
International	84.8%	82.4%	(2.3) p.p

______________________

Source: ANAC

(1)   Considering only Brazilian companies.

During the course of 2018, our total capacity increased 2.9% and total demand increased 2.7%, as compared to 2017, resulting in a total load factor of 80.0%. Our passenger revenue per available seat kilometer (PRASK) increased 8.0% in 2018, as compared to 2017.

In 2018, our domestic capacity increased 2.3% as compared to 2017, while domestic demand increased by 3.1%, leading to a domestic load factor of 80.8%, 0.6 percentage points higher than in 2017. Also in 2018, our international capacity increased 7.6% as compared to 2017, while international demand increased 4.4%, leading to an international load factor of 73.9%, 2.2 percentage points lower than in 2017.

The table below presents our domestic and international capacity and demand for the periods indicated:

Gol Capacity and Demand	2017	2018	Change
Available Seat Kilometers – ASK (millions)	46,695	48,058	2.9%
Domestic	41,463	42,428	2.3%
International	5,232	5,630	7.6%
Revenue Passenger Kilometers – RPK (millions)	37,231	38,423	3.2%
Domestic	33,250	34,266	3.1%
International	3,981	4,178	4.4%
Load Factor	79.7%	80.0%	0.3 p.p
Domestic	80.2%	80.8%	0.6 p.p
International	76.1%	73.9%	(2.2) p.p
______________________

Source: ANAC

Our comprehensive operational and financial repositioning, which we began in late 2017, continued to show its full impact in 2018, although it was partially offset by increased fuel prices and the depreciation of the real against the U.S. dollar. A combination of our ability to increase revenue through yield raise and ancillary revenues and cost control through operational productivity resulted in an operating margin of 12.3% in 2018, which is 2.7 percentage points higher than in 2017. The table below presents certain data from our results of operations for the periods indicated:

	Year Ended December 31,
	2017(1)	2018
	(in millions of reais)
Operating revenue
Passenger	9,564.0	10,633.5
Cargo and other	765.0	777.9
Total costs and operating revenue	10,329.0	11,411.4
Operating costs and expenses
Salaries	(1,708.1)	(1,903.9)
Aircraft fuel	(2,887.7)	(3,867.7)
Aircraft rent	(939.7)	(1,112.8)
Sales and marketing	(590.8)	(582.0)
Landing fees	(664.2)	(743.4)
Passenger service expenses	(437.0)	(474.1)
Aircraft, traffic and mileage servicing	(628.1)	(613.8)
Maintenance, materials and repairs	(368.7)	(570.3)
Depreciation and amortization	(505.4)	(668.5)
Other operating (expenses) income, net	(610.3)	524.7
Total operating costs and expenses	(9,340.2)	(10,011.8)
Equity results	0.5	0.4
Income before financial (expense), net and income taxes	989.4	1,400.0
Financial income (expense), net	(918.8)	(1,882.6)
Income (loss) before income taxes	70.6	(482.6)
Income taxes	307.2	(297.1)
Net income (loss)	377.8	(779.7)

______________________

(1)

We adopted IFRS 15 on January 1, 2018 using the full retrospective method and restated the financial information for the years ended December 31, 2016 and 2017, for comparative purposes. For more information on IFRS 15, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Recent Accounting Pronouncements” below.

Operating Revenue

Operating revenue increased by 10.5%, from R$10,329.0 million in 2017 to R$11,411.4 million in 2018. On a unit basis, operating revenue per available seat kilometer (RASK) increased by 7.3%, from R$22.12 cents in 2017 to R$23.75 cents in 2018. This was due to a rational competitive environment resulting in higher yields and an increase in cargo, loyalty program and other ancillary revenues, which was partially offset by a decrease in load factor as demand growth was lower in relation to the increase in available seat kilometers.

The table below presents a breakdown of our operating revenue for the periods indicated:

	Year Ended December 31,
	2017(1)	2018	Change %
Total operating revenue	10,329.0	11,411.4	10.5%
Passenger	9,564.0	10,633.5	11.2%
Cargo and other	765.0	777.9	1.7%

______________________

(1)   We adopted IFRS 15 on January 1, 2018 using the full retrospective method and restated the financial information for the years ended December 31, 2016 and 2017, for comparative purposes. For more information on IFRS 15, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Recent Accounting Pronouncements” below.

Operating Costs and Expenses

Operating costs and expenses increased by 7.2%, from R$9,340.2 million in 2017 to R$10,011.8 million in 2018, mainly due to the higher price of jet fuel in 2018, maintenance, materials and repairs, aircraft rent and the depreciation of the real against the U.S. dollar, which adversely affects us by increasing our operating costs and expenses denominated in U.S. dollars.

The following table sets forth our total operating costs and expenses for the periods indicated:

	Year Ended December 31,
	2017(1)	2018	Change %
	(in thousands of reais)
Salaries	(1,708.1)	(1,903.9)	11.5%
Aircraft fuel	(2,887.7)	(3,867.7)	33.9%
Aircraft rent	(939.7)	(1,112.8)	18.4%
Sales and marketing	(590.8)	(582.0)	(1.5)%
Landing fees	(664.2)	(743.4)	11.9%
Passenger service expenses	(437.0)	(474.1)	8.5%
Aircraft, traffic and mileage servicing	(628.1)	(613.8)	(2.3)%
Maintenance, materials and repairs	(368.7)	(570.3)	54.7%
Depreciation and amortization	(505.4)	(668.5)	32.3%
Other operating (expenses) income, net	(610.3)	524.7	(186.0)%
Total operating costs and expenses	(9,340.2)	(10,011.8)	7.2%

______________________

(1)

We adopted IFRS 15 on January 1, 2018 using the full retrospective method and restated the financial information for the years ended December 31, 2016 and 2017, for comparative purposes. For more information on IFRS 15, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Recent Accounting Pronouncements” below.

On a per unit basis, our operating expense per available seat kilometer (CASK) increased by 4.2%, from R$20.00 cents in 2017 to R$20.83 cents in 2018, but CASK ex-fuel decreased 7.5% to R$12.78, mainly due to high fleet productivity and the non-recurring positive result from the sale of aircraft in sale-leaseback transactions, which effect was partially offset by an increase in aircraft rent and higher depreciation from capitalized maintenance on aircraft components, including engines.

The following table sets forth certain of our CASK components for the periods indicated:

	Year Ended December 31,
Operating Costs and Expenses per Available Seat Kilometer	2017(1)	2018	Change %
	(in cents of reais, except percentages)
Salaries	3.66	3.96	8.2%
Aircraft fuel	6.18	8.05	30.3%
Aircraft rent	2.01	2.32	15.4%
Sales and marketing	1.27	1.21	(4.7)%
Landing fees	1.42	1.55	9.2%
Passenger service expenses	0.94	0.99	5.3%
Aircraft, traffic and mileage servicing	1.35	1.28	(5.2)%
Maintenance, materials and repairs	0.79	1.19	50.6%
Depreciation and amortization	1.08	1.39	28.7%
Other operating expenses	1.31	(1.09)	n.m.(*)
Operating costs and expenses per available seat kilometer (CASK)	20.00	20.83	4.2%
CASK excluding fuel expenses	13.82	12.78	(7.5)%
CASK excluding fuel expenses adjusted (2)	13.82	14.14	2.3%

______________________

(1)	We adopted IFRS 15 on January 1, 2018 using the full retrospective method and restated the financial information for the years ended December 31, 2016 and 2017, for comparative purposes. For more information on IFRS 15, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Recent Accounting Pronouncements” below.

(2)	Excluding results of sale and sale leaseback transactions.

(*)	Not meaningful.

Salaries increased by 11.5%, from R$1,708.1 million in 2017 to R$1,903.9 million in 2018, mainly due to increase in employee wages considering inflation adjustments and increase in provisions for labor proceedings. Salaries per available seat kilometer increased by 8.3% mainly due to the increase in available seat kilometers. We had 15,259 full-time employees as of December 31, 2018, representing a 5.2% increase as compared to December 31, 2017.

Aircraft fuel expenses increased by 33.9%, from R$2,887.7 million in 2017 to R$3,867.7 million in 2018, due to a 39.2% increase in the price per liter of fuel from R$2.09 per liter in 2017 to R$2.91 per liter in 2018. Aircraft fuel expenses per available seat kilometer increased by 30.1%.

Aircraft rent expenses increased by 18.4%, from R$939.7 million in 2017 to R$1,112.8 million in the same period in 2018, mainly due to the depreciation of the real against the U.S. dollar. Aircraft rent expenses per available seat kilometer increased by 15.1%.

Sales and marketing expenses decreased by 1.5%, from R$590.8 million in 2017 to R$582.0 million in 2018 due to a decrease in sales incentives and advertising costs. Sales and marketing expenses per available seat kilometer decreased by 4.3%.

Landing fees increased by 11.9%, from R$664.2 million in 2017 to R$743.4 million in 2018, mainly due to an increase in landing, navigation and aircraft parking fees. Landing fees per available seat kilometer increased by 8.8%.

Passenger service expenses increased by 8.5%, from R$437.0 million in 2017 to R$474.1 million in 2018, mainly due to an increase in ticket reimbursements and accommodation costs, as well as higher on board service costs. Passenger service expenses per available seat kilometer increased by 5.4%.

Aircraft, traffic and mileage servicing expenses decreased 2.3% from R$628.1 million in 2017 to R$613.8 million in 2018, mainly due to a decrease in purchase of products and tickets from partnership companies to be redeemed in our Smiles loyalty program, partially offset by the impact of the appreciation of the U.S. dollar on services provided by international suppliers. Aircraft, traffic and mileage servicing per available seat kilometer decreased by 5.1%.

Maintenance, materials and repairs expenses increased by 54.7%, from R$368.7 million in 2017 to R$570.3 million in 2018, due to an increase in capitalization of maintenance on aircraft components, including engines, which was partially offset by higher costs from aircraft returns. Maintenance, materials and repairs expenses per available seat kilometer increased by 50.3%.

Depreciation and amortization expenses increased by 32.3%, from R$505.4 million in 2017 to R$668.5 million in 2018, mainly due to depreciation on higher capitalized maintenance on aircraft components, including engines. Depreciation and amortization per available seat kilometer increased by 28.5%.

Other operating (expenses) income changed from an expense of R$610.3 million in 2017 to an income of R$524.7 million in 2018, mainly due to a non-recurring positive result from the return and sale of aircraft, including under financial leases and sale‑leaseback transactions in 2018. Other operating expenses per available seat kilometer decreased from R$1.31 cents negative to R$1.09 cents positive.

Net Financial Expense

In 2018 we had a net financial expense of R$1,882.6 million, compared to a net financial expense of R$918.8 million in 2017, primarily due to the appreciation of the U.S. dollar against the real in 2018 and the resulting exchange rate variation on our U.S. dollar denominated debt and the increase in our interest expense.

The following table shows the breakdown of our net financial expense in the year ended December 31, 2017 and 2018:

	Year Ended December 31,
	2017	2018	Change %
	(in thousands of reais)
Interest on short and long-term debt	(727.3)	(710.8)	(2.3)%
Exchange rate variation, net	(81.7)	(1,081.2)	n.m.(*)
Derivative results, net	(5.7)	(33.8)	n.m.(*)
Income from short-term investments	119.9	161.2	34.4%
Other financial expense	(224.0)	(218.0)	(2.7%)
Net financial expense	(918.8)	(1,882.6)	n.m.(*)
______________________

(*)       Not meaningful.

Interest expenses on short and long-term debt decreased by 2.3% from R$727.3 million in 2017 to R$710.8 million in 2018, mainly due to a reduction in total average debt during the period, which effect was partially offset by the appreciation of the U.S. dollar against the real, which increased the amount in reais required to service our indebtedness denominated in U.S. dollars. As of December 31, 2017, we had R$7,105.7 million in total debt outstanding and as of December 31, 2018, we had R$7,084.5 million in total debt outstanding.

Exchange rate variation expense increased from R$81.7 million in 2017 to R$1,081.2 million in 2018, mainly due to the impact on our U.S. dollar denominated debt of the appreciation of the U.S. dollar against the real.

In 2018, we recognized a derivative loss of R$33.8 million, compared to a loss of R$5.7 million in 2017, mainly due to a decrease in fuel market prices, in the last quarter of 2018, which had an impact on our fuel price derivative transactions.

Other financial expense remained stable, at R$224.0 million in 2017 and R$218.0 million in 2018.

Income Taxes

Income tax provided an income of R$307.2 million in 2017, compared to an expense of R$297.1 million in 2018, mainly due to a non-recurring income tax benefit from net operating losses carryforward in 2017 from the merger of Smiles S.A. into Smiles Fidelidade S.A.

Net Income (Loss)

As a result of the foregoing, we had a net loss of R$779.7 million in 2018 as compared to a net income of R$377.8 million in 2017.

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

______________________

Source: ANAC

(1)   Considering only Brazilian companies.

During the course of 2017, our capacity increased 0.8% as a result of a 4.8% increase in stage length and a 4.2% reduction in the number of take-offs. Demand increased 3.6% as compared to 2016, resulting in a load factor of 79.7%, an increase of 2.2 percentage points when compared to 2016. Our passenger revenue per available seat kilometer (PRASK) increased by 2.3% in 2017 and our domestic market share was 36.2%, which represents an increase of 0.2 percentage points as compared to 2016.

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

______________________

Source: ANAC

Our recent comprehensive operational and financial repositioning started to show its full impact in 2017. A combination of our ability to increase revenue through yield raise and ancillary revenues and cost control through operational productivity resulted in an operating margin of 9.6%, 2.4 percentage points higher than in 2016.

The table below presents certain data from our results of operations for the periods indicated:

	Year Ended December 31,
	2016(1)	2017(1)
	(in millions of reais)
Operating revenue
Passenger	9,047.1	9,564.0
Cargo and other	673.4	765.0
Total operating revenue	9,720.5	10,329.0
Operating costs and expenses
Salaries	(1,656.8)	(1,708.1)
Aircraft fuel	(2,695.4)	(2,887.7)
Aircraft rent	(996.9)	(939.7)
Sales and marketing	(556.0)	(590.8)
Landing fees	(687.4)	(664.2)
Passenger service expenses	(461.8)	(437.0)
Aircraft, traffic and mileage servicing	(610.3)	(628.1)
Maintenance, materials and repairs	(593.1)	(368.7)
Depreciation and amortization	(447.7)	(505.4)
Other operating expenses	(320.9)	(610.3)
Total operating costs and expenses	(9,026.3)	(9,340.2)
Equity results	(1.3)	0.5
Income before financial (expense), net and income taxes	692.9	989.4
Financial income (expense), net	664.9	(918.8)
Income before income taxes	1,357.8	70.6
Income taxes	(259.1)	307.2
Net income	1,098.7	377.8

______________________

(1)   We adopted IFRS 15 on January 1, 2018 using the full retrospective method and restated the financial information for the years ended December 31, 2016 and 2017, for comparative purposes. For more information on IFRS 15, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Recent Accounting Pronouncements” below.

Operating Revenue

Operating revenue increased by 6.3%, from R$9,720.5 million in 2016 to R$10,329.0 million in 2017. On a unit basis, operating revenue per available seat kilometer (RASK) increased by 5.3%, from R$21.0 cents in 2016 to R$22.12 cents in 2017. This was due to the combination of: (i) a rational competitive environment resulting in higher yields (a 0.5% decrease in 2017) and increased load factors (an increase of 2.3 percentage points in 2017) and (ii) an increase of 13.6% in revenue from cargo transportation and other ancillary revenues, such as rebooking, baggage and other fees.

The table below presents a breakdown of our operating revenue for the periods indicated:

	Year Ended December 31,
	2016(1)	2017(1)	Change %
Operating revenue	9,720.5	10,329.0	6.3%
Passenger	9,047.1	9,564.0	5.7%
Cargo and other	673.4	765.0	13.6%

______________________

(1)   We adopted IFRS 15 on January 1, 2018 using the full retrospective method and restated the financial information for the years ended December 31, 2016 and 2017, for comparative purposes. For more information on IFRS 15, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Recent Accounting Pronouncements” below.

Operating Costs and Expenses

Operating costs and expenses increased by 3.5%, from R$9,026.3 million in 2016 to R$9,340.2 million in 2017, mainly due to the higher price of jet fuel in 2017 and an increase in the products and services provided to Smiles customers.

The following table sets forth our total operating costs and expenses for the periods indicated:

	Year Ended December 31,
	2016(1)	2017(1)	Change %
	(in millions of reais, except percentages)
Salaries	(1,656.8)	(1,708.1)	3.1%
Aircraft fuel	(2,695.4)	(2,887.7)	7.1%
Aircraft rent	(996.9)	(939.7)	(5.7)%
Sales and marketing	(556.0)	(590.8)	6.3%
Landing fees	(687.4)	(664.2)	(3.4)%
Passenger service expenses	(461.8)	(437.0)	(5.4)%
Aircraft, traffic and mileage servicing	(610.3)	(628.1)	2.9%
Maintenance, materials and repairs	(593.1)	(368.7)	(37.8)%
Depreciation and amortization	(447.7)	(505.4)	12.9%
Other operating expenses	(320.9)	(610.3)	90.2%
Total operating costs and expenses	(9,026.3)	(9,340.2)	3.5%
______________________

(1)   We adopted IFRS 15 on January 1, 2018 using the full retrospective method and restated the financial information for the years ended December 31, 2016 and 2017, for comparative purposes. For more information on IFRS 15, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Recent Accounting Pronouncements” below.

On a per unit basis, our operating costs and expenses per available seat kilometer (CASK) increased by 2.6%, from R$19.50 cents in 2016 to R$20.00 cents in 2017, but CASK in 2016 was reduced due to the non-recurring positive result from the return of aircraft in financial leasing and sale-leaseback transactions.

The following table sets forth certain of our CASK components for the periods indicated:

	Year Ended December 31,
Operating Costs and Expenses per Available Seat Kilometer	2016(1)	2017(1)	Change %
	(in cents of reais, except percentages)
Salaries	3.58	3.66	2.3%
Aircraft fuel	5.82	6.18	6.3%
Aircraft rent	2.15	2.01	(6.5)%
Sales and marketing	1.20	1.27	5.4%
Landing fees	1.48	1.42	(4.1)%
Passenger service expenses	1.00	0.94	(6.1)%
Aircraft, traffic and mileage servicing	1.32	1.35	2.1%
Maintenance, materials and repairs	1.28	0.79	(38.3)%
Depreciation and amortization	0.97	1.08	12.0%
Other operating expenses	0.69	1.31	88.7%
Operating costs and expenses per available seat kilometer (CASK)	19.50	20.00	2.6%
CASK excluding fuel expenses	13.67	13.82	1.1%

______________________

(1)   We adopted IFRS 15 on January 1, 2018 using the full retrospective method and restated the financial information for the years ended December 31, 2016 and 2017, for comparative purposes. For more information on IFRS 15, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Recent Accounting Pronouncements” below.

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

Sales and marketing expenses increased by 6.3%, from R$556.0 million in 2016 to R$590.8 million in 2017 due to an increase in sales incentives and a comprehensive marketing campaign started in July 2017 named #NOVAGOL, which focuses on our best in class product offering and market leadership in customer experience. Sales and marketing expenses per available seat kilometer increased by 5.4%.

Landing fee expenses decreased by 3.4%, from R$687.4 million in 2016 to R$664.2 million in 2017. This decrease was largely due to our network redesign during the first half of 2016, which resulted in a 4.2% reduction in the number of departures over the periods. Landing fees per available seat kilometer decreased by 4.1%.

Passenger service expenses decreased by 5.4%, from R$461.8 million in 2016 to R$437.0 million in 2017 mainly due to aircraft ground handling costs as a result of fewer flights and our network redesign. Passenger service expenses per available seat kilometer decreased by 6.1%.

Aircraft, traffic and mileage servicing expenses increased by 2.9%, from R$610.3 million in 2016 to R$628.1 million in 2017, primarily because of the increase in the cost of Smiles products and tickets. Aircraft, traffic and mileage servicing expenses per available seat kilometer increased by 2.1%.

Maintenance, materials and repairs expenses decreased by 37.8%, from R$593.1 million in 2016 to R$368.7 million in 2017, due to a combination of efficient maintenance processes, lower redelivery costs for aircraft returns, capitalization of maintenance and a 8.3% reduction in the U.S. dollar average. Maintenance, materials and repairs expenses per available seat kilometer decreased by 38.3%.

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

	Year Ended December 31,
	2016	2017	Change %
	(in millions of reais)
Interest on short and long-term debt	(787.7)	(727.3)	(7.7)%
Exchange rate variation, net	1,367.9	(81.7)	n.m.(*)
Derivative results, net	(156.8)	(5.7)	(96.4)%
Income from short-term investments	152.7	119.9	(21.5)%
Other financial (expenses) income	88.8	(224.0)	n.m. (*)
Financial income (expense), net	664.9	(918.8)	n.m. (*)

______________________

(*)       Not meaningful.

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

Net Income

As a result of the foregoing, we had a net income of R$377.8 million in 2017 as compared to a net income of R$1,098.7 million in 2016.

Segment Results of Operations

We have two operating segments:

•         Flight transportation; and

•         Smiles loyalty program.

For more information on our segments, see note 26 to our audited consolidated financial statements included elsewhere herein.

Flight Transportation Segment Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Operating revenue

Passenger revenue increased 11.3%, from R$9,165.9 million in 2017 to R$10,199.1 million in 2018, primarily due to an increase in demand and yields.

Cargo and other revenue increased 8.7%, from R$388.5 million in 2017 to R$422.4 million in 2018.

Operating costs and expenses

Operating costs and expenses increased 7.9%, from R$9,202.2 million in 2017 to R$9,926.3 million in 2018, primarily due to an increase in the price per liter of jet fuel and depreciation of the real against the U.S. dollar.

Financial Income (expense), Net

Net financial expense increased R$984.8 million, from a net financial expense of R$ R$1,119.3 million in 2017 to a net financial expense of R$2,104.1 million in 2018, mainly as a result of an increase in foreign exchange rate loss in 2018.

Income Taxes

Income taxes credits were R$390.6 million in 2017 and R$7.7 million in 2018, mainly due to recognition of deferred taxes.

Net Income

As a result of the foregoing, our flight transportation segment had a net loss of R$1,085.4 million in 2018 as compared to a net income of R$18.8 million in 2017.

Smiles Loyalty Program Segment Year December 31, 2018 Compared to Year December 31, 2017

In 2018, Smiles’ members accumulated 103.5 billion miles, an increase of 21.5% over 2017. This is related to the increase in miles from banks and retail and service accruals, as well as our new dynamic accrual process in which customers accrue more miles per real spent when flying with Gol.

In 2018, 85.1 billion miles were redeemed, an increase of 25.3% when compared to 2017. The burn/earn ratio reached 91.1%. This is the ratio between the number of miles redeemed and accrued.

   In October, 2018, we announced to the market a corporate reorganization involving Smiles. For more information, see “Item 4. Information on the Company — B. Business Overview — Smiles Loyalty Program.”

Operating revenue

Smiles’ operating revenue mainly derives from redemptions, which are recognized when customers exchange their miles for flight tickets, goods or services from Smiles’ airline and commercial partners. Operating revenue also includes breakage and miles that expired without being used.

The following table sets forth Smiles’ operating revenue for the periods indicated:

	Year Ended December 31,
	2017(1)	2018	Change %
	(in millions of reais, except percentages)
Miles redemption revenue	779.1	806.4	3.5%
Breakage revenue	274.7	258.3	(6.0)%
Other revenue	31.6	20.8	(34.2)%
Taxes on revenue	(185.8)	(98.1)	(47.3)%
Total operating revenue	899.6	987.4	9.8%

______________________

(1)   We adopted IFRS 15 on January 1, 2018 using the full retrospective method and restated the financial information for the years ended December 31, 2016 and 2017, for comparative purposes. For more information on IFRS 15, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Recent Accounting Pronouncements” below.

Miles redemption revenue increased 3.5%, from R$779.1 million in 2017 to R$806.4 million in 2018, driven by an increase in miles redeemed.

Breakage revenue, derived from the expected expiration of miles and miles expired, decreased 6.0% from R$274.7 million in 2017 to R$258.3 million in 2018, as a result of an decrease in the breakage rate from 18.5% in 2017 to 17.5% in 2018.

Other revenue, comprised mainly of cancellation fees, fees related to co-branded credit cards and management fees from Smiles’ loyalty program, decreased 34.2%, from R$31.6 million in 2017 to R$20.8 million in 2018.

Operating costs and expenses

Operating costs and expenses decreased by 1.7%, from R$249.8 million in 2017 to R$245.5 million in 2018, mainly due to an increase in costs related to commercial expenses, as well as an increase in salaries expenses and the payment of IT services associated with new products development.

		Year Ended December 31,
	2017(1)	2018	Change %
	(in millions of reais, except percentages)
Operating costs and expenses	249.8	245.5	(1.7%)
Mileage servicing	86.1	107.5	24.9%
Sales and marketing	69.9	74.3	6.3%
Depreciation and amortization	13.6	17.4	27.9%
Other costs and expenses	80.1	46.4	(42.1%)

______________________

(1)   We adopted IFRS 15 on January 1, 2018 using the full retrospective method and restated the financial information for the years ended December 31, 2016 and 2017, for comparative purposes. For more information on IFRS 15, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Recent Accounting Pronouncements” below.

Net financial income

Smiles’ net financial income increased 10.8%, from R$199.9 million in 2017 to R$221.5 million in 2018, due to an increase in financial income and a gain from exchange rate variation in 2018.

	Year Ended December 31,
	2017	2018	Change %
	(in thousands of reais, except percentages)
Financial income, net	199.9	221.5	10.8%
Financial income	205.4	220.6	7.4%
Financial expenses	(2.2)	(2.3)	4.5%
Exchange rate variation, net	(3.3)	3.2	n.m.(*)

______________________

(*)       Not meaningful.

Income Taxes

Income tax expenses were R$89.1 million in 2017 and R$317.6 million in 2018, mainly due to the merger of Smiles S.A. by Smiles Fidelidade S.A., which resulted in a tax benefit as a result of the recognition of deferred tax asset on tax losses carryforward of R$193.0 million in 2017.

Net Income

As a result of the foregoing, our Smiles loyalty program segment had a net income of R$645.8 million in 2018, as compared to a net income of R$760.6 million in 2017, representing a decrease of 15.1%, or R$114.8 million.

Flight Transportation Segment Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Operating revenue

Passenger revenue increased 5.1%, from R$8,721.3 million in 2016 to R$9,165.9 million in 2017. This was primarily due to an increase in demand and yields.

Cargo and other revenue increased 13.4%, from R$342.7 million in 2016 to R$388.5 million in 2017.

Operating costs and expenses

Operating costs and expenses increased 2.7%, from R$8,958.4 million in 2016 to R$9,202.2 million in 2017, primarily due to the reasons discussed above.

Financial income (expense), net

The flight transportation segment’s net financial results decreased by R$1,565.4 million, from a net financial income of R$446.1 million in 2016 to a net financial expense of R$1,119.3 million in 2017, mainly as a result of exchange rate gains recognized in 2016, as discussed above.

Income taxes

Income taxes expenses changed from an income of R$7.1 million in 2016 to an income of R$390.6 million in 2017, mainly due to recognition of deferred taxes, as discussed above.

Net income

As a result of the foregoing, our flight transportation segment had a net income of R$18.8 million in 2017 as compared to a net income of R$846.0 million in 2016.

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

The following table sets forth Smiles’ operating revenue for the periods indicated:

	Year Ended December 31,
	2016(1)	2017(1)	Change %
	(in millions of reais, except percentages)
Miles redemption revenue	687.8	779.1	13.3%
Breakage revenue	245.3	274.7	12.0%
Other revenue	18.2	31.6	73.6%
Taxes on revenue	(158.6)	(185.8)	17.2%
Total operating revenue	792.7	899.6	13.5%
______________________

(1)   We adopted IFRS 15 on January 1, 2018 using the full retrospective method and restated the financial information for the years ended December 31, 2016 and 2017, for comparative purposes. For more information on IFRS 15, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Recent Accounting Pronouncements” below.

Miles redemption revenue increased 13.3%, from R$687.8 million in 2016 to R$779.1 million in 2017, driven by an increase in miles redeemed.

Breakage revenue, derived from the expected expiration of miles and miles expired, increased 12.0% from R$245.3 million in 2016 to R$274.7 million in 2017, as a result of an increase in the breakage rate from 17.2% in 2016 to 18.5% in 2017.

Other revenue, comprised mainly of cancellation fees, fees related to co-branded credit cards and management fees from Smiles’ loyalty program, increased 73.6%, from R$18.2 million in 2016 to R$31.6 million in 2017.

Operating costs and expenses

Operating costs and expenses increased by 32.1%, from R$189.1 million in 2016 to R$249.8 million in 2017, mainly due to an increase in costs related to airline tickets and other product and services purchases, as well as an increase in salaries expenses.

	Year Ended December 31,
	2016(1)	2017(1)	Change %
	(in millions of reais, except percentages)
Operating costs and expenses	(189.1)	(249.8)	32.1%
Salaries	(41.0)	(53.7)	31.0%
Mileage servicing	(73.9)	(86.1)	16.5%
Sales and marketing	(61.9)	(69.9)	12.9%
Depreciation and amortization	(8.5)	(13.6)	60.0%
Other costs and expenses	(3.8)	(26.4)	n.m. (*)

______________________

(1)   We adopted IFRS 15 on January 1, 2018 using the full retrospective method and restated the financial information for the years ended December 31, 2016 and 2017, for comparative purposes. For more information on IFRS 15, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Recent Accounting Pronouncements” below.

(*)    Not meaningful.

Net financial income

Our net financial income decreased 8.5%, from R$218.4 million in 2016 to R$199.9 million in 2017, due to a reduction in financial revenues and exchange rate variation.

	Year Ended December 31,
	2016	2017	Change %
	(in millions of reais, except percentages)
Financial income, net	218.4	199.9	(8.5%)
Financial income	212.8	205.4	(3.5%)
Financial expenses	(0.2)	(2.2)	n.m. (*)
Exchange variation, net	5.8	(3.3)	(156.9%)

______________________

(*)       Not meaningful.

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

B.      Liquidity and Capital Resources

Cash Flows

Operating Activities. We had net cash flows from operating activities of R$2,081.9 million in 2018, as compared to R$672.8 million in 2017 primarily due to higher operating income and initiatives that strengthened our working capital.

In 2017, net cash flows from operating activities were positively affected by improvements in operational performance and our effective working capital management.

In 2016, net cash flows used in operating activities totaled R$21.1 million and were positively impacted by the exchange rate variation due to the period-end appreciation of the real against the U.S. dollar of 16.5% and the decrease in our costs resulting from higher yields of 8.0% and a decrease in fuel costs of 18.4%.

Investing Activities. We had net cash flows used in investing activities of R$1,587.3 million in 2018, as compared to R$559.8 million in 2017, primarily due to increased engine maintenance, pre-delivery payments related to aircraft acquisitions, and net cash flows from investing activities of R$592.1 million in 2016.

Financing Activities. We had net cash flows used in financing activities of R$753.2 million in 2018 mainly due to  repayment and early payment of Senior Notes, net of proceeds from new loans and the US$150.0 million re-tap of our 2025 Senior Notes, as compared to net cash flows from financing activities of R$359.7 million in 2017, as explained below.

In 2017, net cash flows from financing activities was R$359.7 million, mainly due to R$1,898.7 million in proceeds from issuances of loans and financing, primarily related to our issuance of US$500.0 million in aggregate principal amount of senior notes due 2025, which was partially offset by dividend payments to non-controlling shareholders of Smiles of R$254.9 million, payments of finance leases of R$239.1 million, payments of debt of R$274.5 million and R$707.1 million in payments related to (i) US$185.2 million paid in our tender offer for 2022 senior notes, (ii) US$21.2 million paid in our tender offer for 2020 senior notes and (iii) US$7.4 million in prepayment for our redemption of 2018 senior notes.

In 2016, net cash flows used in financing activities was R$1,062.8 million, mainly due to payments of debt of R$520.5 million, payments of financial leases of R$342.8 million and payment of dividends to non-controlling shareholders of Smiles of R$171.8 million.

Liquidity

In managing our liquidity, we take into account our cash and cash equivalents, short-term investments and long‑term restricted cash, as well as, our accounts receivable balances. Our accounts receivable balance is affected by the payment terms of our credit card receivables, which can be readily converted into cash through factoring transactions. Our customers can purchase seats on our flights using a credit card and pay in installments, typically creating a one, or two month lag between the time that we pay our suppliers and expenses and the time that we receive payment for our ticket sales. When necessary, we obtain working capital loans, which can be secured by our receivables, to finance the sale-to-cash collection cycle.

Our total liquidity, which we calculate as the sum of cash and cash equivalents, short-term investments, restricted cash and accounts receivable, as of December 31, 2018, was R$2,980.0 million and equivalent to 26.1% of our last 12 months’ total operating revenue.

The following table sets forth certain key liquidity data at the dates indicated:

	At December 31,
	2017	2018
	(in millions of reais)
Real denominated	1,830.6	1,867.5
Cash and cash equivalents, short-term investments and short and long-term restricted cash	1,034.8	1,162.7
Short-term receivables	795.8	704.8
Foreign exchange denominated	1,356.4	1,112.5
Cash and cash equivalents, short-term investments and short and long-term restricted cash	1,215.7	964.0
Short-term receivables	140.7	148.5
Total	3,187.0	2,980.0

As of December 31, 2018, our cash and cash equivalents, short-term investments and restricted cash totaled R$2,126.7 million, comprising R$826.2 million in cash and cash equivalents, R$478.4 million in short-term investments and R$822.1 million in restricted cash.

Indebtedness

The following table sets forth our loans and financing as of December 31, 2018 and 2017:

	At December 31,
	2017	2018
	(in millions of reais)
Loans and financing	5,092.4	5,797.6
Aircraft finance lease	1,476.2	640.7
Interest accrued	98.9	132.9
Perpetual notes	438.2	513.3
Total loans and financing	7,105.7	7,084.5

Our loans and financing were affected by depreciation of the real against the U.S. dollar, which effect was partially offset by our liability management, exchange offer in the period. We also used proceeds from notes issuances in December 2017 and January 2018 to repay certain of our short term debt that carried higher interest rates.

Loans and Financing

The following table sets forth our short-term and long-term debt as of December 31, 2017 and 2018:

	At December 31,
	2017	2018
Short-term debt (including short-term portion of long-term debt)	(in millions of reais)
Local currency	419.0	289.0
Debentures VI	395.1	-
Debentures VII(1)	-	289.0
Interest accrued	23.9	-
Foreign currency (U.S. Dollars)	743.9	934.4
Senior notes(2)	23.3	-
Engine maintenance finance(3)	43.9	14.7
Import financing(4)	241.0	495.5
Engine facility(5)	47.5	138.0
Engine facility(5)	17.1	20.1
Finance guaranteed by engines(6)	7.9	13.1
Interest accrued	75.0	132.9
Finance lease	288.2	120.1
Total short-term debt	1,162.9	1,223.3
Long-term debt
Local currency	617.3	578.0
Debentures VI	617.3	-
Debentures VII(1)	-	578.0
Foreign currency (U.S. Dollars)	5,325.4	5,283.2
Engine maintenance finance(3)	12.5	-
Engine facility (5)	35.6	43.4
Engine facility(5)	142.1	146.5
Finance guaranteed by engines(6)	78.2	120.6
Term loan(7)	968.0	1,147.2
Senior notes (8)	2,462.8	2,791.7
Perpetual notes	438.2	513.3
Finance lease	1,188.0	520.5
Total long-term debt	5,942.8	5,861.1
Total loans and financing	7,105.7	7,084.5
_____________________

(1)	Issuance of 88,750 debentures by GLA on October 22, 2018 for early settlement of the Debentures VI.
(2)	Senior notes series V issued by our Luxembourg financing subsidiary, Gol Finance, in July 2016, which were prepaid in January 2018.
(3)	Issuance of three series of guaranteed notes to finance engine maintenance, as described in note 16 to our audited consolidated financial statements included elsewhere herein.
(4)	Credit line of import financing for our purchase of spare parts and aircraft equipment.
(5)	Credit lines raised with private banks.
(6)	Loans entered into in June 2018 in which five engines are granted as collateral.
(7)

Term loan issued by Gol Finance in 2015, in a principal amount of US$300 million with an effective interest rate of 6.7% per annumand a backstop guarantee from Delta Airlines. For additional information, see note 16 to our audited consolidated financial statements included elsewhere herein.

(8)

Comprises five series of senior notes issued by Gol Finance and one series of senior notes issued by GLA. For a detailed break-down, see note 16 to our audited consolidated financial statements included elsewhere herein.

The following table sets forth the maturities and interest rates of our indebtedness as of December 31, 2018:

	Maturity	Interest p.a.	Currency
Debentures VII	September 2021	120.00% of CDI	Real
Engine maintenance finance	August 2019	Libor 3M + 0.75%	U.S. dollar
Import financing	November 2019	5.46%	U.S. dollar
Engine facility	September 2020	Libor 3M + 0.75%	U.S. dollar
Engine facility	June 2021	Libor 3M + 2.25%	U.S. dollar
Finance guaranteed by engines	August 2026	6.65%	U.S. dollar
Term loan	August 2020	6.70%	U.S. dollar
Senior notes 2022	January 2022	9.24%	U.S. dollar
Senior notes 2025	January 2025	7.09%	U.S. dollar
Perpetual notes	-	8.75%	U.S. dollar

The following table sets forth our payment schedule, as of December 31, 2018, in millions of reais, for our short-term and long-term loans and financing (excluding aircraft finance leases):

	2019	2020	2021	2022	2023	Thereafter	Without maturity	Total
Real Denominated
Debentures VII	289.0	289.0	289.0	-	-	-	-	867.0
U.S. Dollar denominated
Engine maintenance finance	14.7	-	-	-	-	-	-	14.7
Import financing	495.5	-	-	-	-	-	-	495.5
Term loan	-	1.147.2	-	-	-	-	-	1.147.2
Engine facility	138.0	43.4	-	-	-	-	-	181.4
Engine facility	20.1	20.3	126.2	-	-	-	-	166.6
Finance guaranteed by engines	13.1	3.3	13.6	14.3	14.9	74.4	-	133.6
Senior notes 2022	-	-	-	352.2	-	-	-	352.2
Senior notes 2025	-	-	-	-	-	2.439.5	-	2,439.5
Perpetual notes	-	-	-	-	-		513.3	513.3
Total*	970.4	1.503.2	428.8	366.5	14.9	2.513.9	513.3	6,311.0

______________________

*      Excludes aircraft finance leases.

For more information on our indebtedness, see note 16 to our audited consolidated financial statements.

Aircraft Finance Leases

The following table sets forth our aircraft finance leases as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	(in millions of reais)
Short-Term Debt (Foreign Currency – U.S. Dollars)
Finance lease	288.2	120.1
Long-Term Debt (Foreign Currency – U.S. Dollars)
Finance lease	1,188.0	520.5
Total Aircraft Finance Lease	1,476.2	640.6

On December 31, 2018, aircraft finance leases totaled R$640.6 million, including aircraft finance lease paid in monthly installments with funds generated from our operations. We record expenses related to our aircraft finance leases as financial expenses in our statement of operations.

Our total short-term debt, as of December 31, 2018, was of R$1,223.3 million comprising aircraft finance leases of R$120.1 million, interest accrued of R$132.9 million and loans of R$970.4 million. Long-term debt was of R$5,861.1 million, comprising aircraft finance leases of R$520.5 million, perpetual notes of R$513.3 million and loans of R$4,827.3 million.

Liability Management

In February 2019, we completed a tender offer to call the remaining outstanding 2022 Senior notes in their entirety. The total valid tenders under the tender offer were US$13.4 million, which represents, approximately, 15% of the 2022 notes.

The results of these tender offers and redemptions included an increase in the average maturity of our senior bonds from 5.3 years to 8.0 years, a decrease in the blended cost of our debt, an increase in our ratio of total liquidity to revenue and index eligibility for new notes.

Covenant Compliance

Our long-term financings (excluding perpetual notes and finance leases) are subject to restrictive covenants, and our term loan and Debentures VII have restrictions that require us to comply with specific liquidity and interest expense coverage ratios. As of December 31, 2018, our Debentures VII were not subject to any covenants scheduled for measurement, due to the renegotiation of the transaction. Pursuant to the agreement, the Company will resume measuring the following ratios, which are measured half-yearly, as of June 30, 2019: (i) net debt/EBITDAR and (ii) debt coverage ratio (ICSD). Our covenant compliance is evaluated on a semi-annual basis (in June and December). As a result, as of December 31, 2018, the Company was in compliance with the Debentures VII’s covenants.

According to our term loan, we must make deposits in case we reach contractual limits of our U.S. dollar denominated or linked debt. As of December 31, 2018, we had no obligation to make these deposits.

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

As of December 31, 2018, we had 129 firm Boeing 737-8 Max aircraft orders representing a commitment of approximately R$63.2 million (US$16.3 million) for deliveries through 2028, based on aircraft list prices, although the actual price payable by us for the aircraft should be lower due to supplier discounts. These firm aircraft orders represent a significant financial commitment and are projected as follows: R$1,791.7 million in 2020, R$5,047.0 million in 2021, R$7,883.3 million in 2022, R$8,766.2 million in 2023 and R$39,747.6 million thereafter.

We expect to meet our pre-delivery deposits by using long term loans from private financial institutions guaranteed by first tier financial institutions and capital markets financing such as long term and perpetual notes as well as sale-leaseback transactions.

We meet our payment obligations on aircraft acquisitions with our own funds, short and long-term debt, cash provided by our operating activities, short and medium-term lines of credit and supplier financing.

Recent Accounting Pronouncements

We have adopted IFRS 9 – Financial Instruments and IFRS 15 – Revenue from Contracts with Customers, as of January 1, 2018.

IFRS 15 was issued in May 2014 and amended in April 2016, and is effective for fiscal years beginning on or after January 1, 2018. IFRS 15 presents revenue recognition principles based on a five-step model to be applied to all contracts with customers, in accordance with the entity’s performance requirements. We adopted IFRS 15 on January 1, 2018 using the full retrospective method and restated the financial information for the years ended December 31, 2016 and 2017, for comparative purposes. IFRS 15 establishes a new five-step model to be applied to all contracts with customers, in accordance with our performance obligations. The main impacts from our adoption of IFRS 15 are:

•         Ancillary revenue: comprises all revenue related to flight transportation services and was assessed and classified as “related to the main service.” Ancillary revenue will be recognized only when the flight transportation service is provided and we now record ancillary revenue under “Passenger” instead of “Other revenue.”

•         Mileage program: we present revenue from mileage redemption as “agent” and will recognize gross revenue from reward redemption net of the respective variable direct costs related to the availability of goods and services to Smiles’ members.

IFRS 9 – Financial Instruments: In July 2014, the IASB issued the final version of IFRS 9 – “Financial Instruments,” which replaced IAS 39 – “Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. IFRS 9 introduced new requirements for classification and measurement, impairment and hedge accounting and is effective for annual periods beginning on or after January 1, 2018. We applied IFRS 9 as of January 1, 2018, and its adoption did not affect the classification and measurement of our financial assets and liabilities.

Since our adoption of IFRS 9, we measure the allowance for doubtful accounts based on expected losses instead of incurred losses.

The main impact of IFRS 9 requirements for hedge accounting, which we applied prospectively, is related to the documentation of strategy policies, which have more specific and detailed descriptions of the transactions and instruments designated as hedge accounting.

For more information on recent accounting pronouncements, see note 4.25 to our audited consolidated financial statements included elsewhere herein.

The standards and interpretations issued, but not yet effective to the financial statements included herein, are being evaluated by us, such as IFRS 16 – Leases.

IFRS 16 was issued in January 2016 and replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Lease-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets the principles for recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019. IFRS 16 establishes the conditions for recognition, measurement and disclosure of lease operations and requires that, for the majority of leases, the lessee will recognize a liability to make lease payments and an asset representing the right of use of the underlying asset during the lease term. It is expected that the adoption of this standard will have a material impact on our financial statements, with the potential increase in assets representing the right of use of the leased asset and a corresponding liability, as 95 of 120 aircraft are currently accounted for as operating leases. We will register significant changes from the adoption of the new standard with the potential increase in assets related to right of use in debt related to leases that will be recorded in our financial statements as from the date of adoption of this standard. For more information on the impact of the adoption of IFRS 16, see note 4.26.1 to our audited consolidated financial statements included elsewhere herein.

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

E.      Off-Balance Sheet Arrangements

None of our 110 operational aircraft recognized as operating leases are reflected on our balance sheet. At December 31, 2018, we had 11 aircraft recognized as finance leases on our balance sheet. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors. Starting on January 1, 2019, all operational aircraft will be recognized on our balance sheet according to IFRS 16. For more information on IFRS 16, see “—C. Recent Accounting Pronouncements” above.

F.       Tabular Disclosure of Contractual Obligations

Our main non-cancelable contractual obligations as of December 31, 2018 included the following:

	Total	2019	2020	2021	2022	2023	There-after	Without Maturity
	(in millions of reais)
Non-derivative contractual obligations
Operating leases	7,135.8	1,388.8	1,317.9	1,113.0	936.9	769.3	1,609.8	-
Finance leases(1)	695.6	140.3	140.1	139.9	139.6	70.0	65.8	-
Debt	6,443.8	1,103.2	1,503.2	428.8	366.5	14.9	2,513.9	513.3
Total non-derivative contractual obligations	14,275.2	2,632.3	2,961.2	1,681.7	1,443.0	854.2	4,189.5	513.3
Total finance leases interest	55.0	20.2	16.0	11.0	6.0	1.6	0.2	-
Total non-derivative contractual obligations excluding total finance leases interest	14,220.2	2,612.1	2,945.2	1,670.7	1,437.0	852.6	4,189.3	513.3
Derivative financial instruments
Interest rate swaps	46.4	46.4	-	-	-	-	-	-
Fuel derivative	363.3	149.0	185.9	28.4	-	-	-	-
Total derivative financial instruments	409.7	195.4	185.9	28.4	-	-	-	-
Aircraft commitments
Pre-delivery deposits	8,827.3	283.6	816.8	1,072.0	1,250.4	1,313.5	4,091.0	-
Aircraft purchase commitments	63,235.6	-	1,791.7	5,047.0	7,883.3	8,766.2	39,747.6	-
Total aircraft commitments	72,062.9	283.6	2,608.5	6,119.0	9,133.7	10,079.7	43,838.6	-
Total	86,692.8	3,091.1	5,739.6	7,818.1	10,570.7	10,932.3	48,027.9	513.3

______________________

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

A number of committees comprising highly specialized and qualified individuals support and advise our management and board of directors. These committees actively participate in our management’s strategic and key decisions and we believe they add substantial value to our business. We currently have the following committees and subcommittees: (i) Corporate Governance and People Management Policies Committee; (ii) Financial Policy Committee; (iii) Accounting and Tax Policies and Financial Statements Subcommittee; (iv) Risk Policies Committee; (v) Alliances Committee; and (vi) Audit Committee. The Audit Committee is a permanent advisory body to our board of directors and its responsibilities are set by Brazilian Securities Commission, or CVM Rule No. 308/99, as amended. A permanent Governance Committee must be installed if our controlling shareholder holds an economic interest in our company equal to or less than 35%.

We are committed to achieving and maintaining high standards of corporate governance. In working towards this goal, we have established a committee to monitor and make recommendations with respect to corporate governance “best practices” to our board of directors. In addition, in connection with listing as a Level 2 company on the B3, we agreed with the B3 to grant certain additional rights not required of Level 2 companies to our shareholders, such as tag-along rights offering our preferred shareholders 35 times the price paid per common share of controlling block shareholders. We conduct our business with a view towards transparency and the equal treatment of all our shareholders. We implemented policies to help ensure that all material information required for our shareholders to make informed investment decisions is promptly made available to the public and that we at all times accurately reflect the state of our operations and financial position through press releases, filings with the U.S. Securities and Exchange Commission, or the SEC, and the CVM, and by keeping the investor relations section of our website current and complete. We have also adopted formal policies that restrict trading in our preferred shares by company insiders.

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

Additionally, under the Brazilian corporation law, shareholders representing at least 10% of the voting capital may request a multiple voting procedure for electing the members of our board of directors, whether or not provided for in our by-laws. Additionally, shareholders of publicly traded companies, such as us, who together hold non‑voting or voting-right restricted preferred shares representing at least 10% of our total share capital for at least three months are entitled to appoint one member to our board of directors.

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

Members of our board of directors serve simultaneous one-year terms and may be re-elected. The term of our current directors expires on April 24, 2019. Our by-laws do not provide for a mandatory retirement age for directors.

The following table sets forth the name, age and position of each member of our board of directors. A brief biography of each follows the table.

Name	Age	Position
Constantino de Oliveira Junior	50	Chairman
William Charles Carroll	61	Director
Anna Luiza Serwy Constantino	29	Director
Joaquim Constantino Neto	54	Director
Ricardo Constantino	55	Director
André Béla Jánszky*	67	Director
Antonio Kandir*	65	Director
Germán Pasquale Quiroga Vilardo*	51	Director
Francis James Leahy Meaney*	54	Director

______________________

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

William Charles Carroll has been a member of our board of directors since 2016. He was nominated by Delta pursuant to the investment agreement between FIP Volluto and Delta (see “Item 4. Information on the Company—B. Business Overview—Airline Business—Partnerships and Alliances—Delta Investment and Commercial Agreements”). Mr. Carroll is the international senior vice president and chief financial and administrative officer of Delta. Mr. Carroll provides financial oversight of Delta’s finance division operations, financial reporting and international investments. With more than 30 years of finance experience, Mr. Carroll has served in controller and chief financial officer roles in both domestic and international businesses, including eight years of overseas assignments in Spain and Mexico. Before joining Delta in August 2013, Mr. Carroll worked for Homedics, a global consumer products company, as well PepsiCo and Arthur Andersen & Co. Mr. Carroll holds a bachelor’s degree in accounting from Rider University in New Jersey. Additionally, he is a certified public accountant and holds a CFA charter.

Anna Luiza Serwy Constantino has been a member of our board of directors since 2016. She is currently a credit strategist in the Bloomberg intelligence department of Bloomberg LP. Previously, she worked in the finance departments of Kerburn Rose in New York and Lockheed Martin in Orlando. Ms. Constantino holds a B.S. degree in business, administration and finance from the University of Central Florida. She is a Chartered Financial Analyst (CFA®) and a member of the CFA New York societies/chapters.

 Joaquim Constantino Neto has been a member of our board of directors since March 2004. Mr. Constantino Neto has also been the chief operating officer of the Comporte group since 1994. From 1984 to 1990, he was in charge of operations of Empresas Reunidas Paulista de Transportes Ltda. Since 1990, he has served as the president of Breda Serviços, a bus transportation company. He is also a member of the board of directors of CMP Participações, a company that manages more than 2,000 buses in São Paulo and Paraná.

Ricardo Constantino has been a member of our board of directors since March 2004. Mr. Constantino has been the chief technical and maintenance officer of the Comporte group since 1994. He is also a member of the board of directors of BRVias S.A.

André Béla Jánszky has been a member of our board of directors since 2016. Mr. Jánszky has decades of experience as a corporate finance and mergers and acquisitions lawyer. Until November 2016, he was the partner responsible for the Latin America practice of Milbank, Tweed, Hadley & McCloy LLP and managing partner of the firm’s São Paulo office. He is on the board of directors of Netshoes Limited, a NYSE-listed company. Mr. Jánszky is a member of our Audit, Corporate Governance and People Management Policies and Financial Policy Committees.

Antonio Kandir has been a member of our board of directors since August 2004. Mr. Kandir is an economic consultant. During the last ten years, he has served on the board of directors of several companies and managed various investments funds. Mr. Kandir is a member of the board of directors of AEGEA, CSU, CPFL, COIMEX and MRV. Mr. Kandir also served for two terms as a member of Brazil’s Chamber of Deputies, during which he also served as planning and budget minister, secretary of economic policy and president of the Privatization Council. He holds a bachelor’s degree in production engineering from the Escola Politécnica at Universidade de São Paulo and bachelor’s, master’s and doctoral degrees in economics from the Universidade Estadual de Campinas. Mr. Kandir is a member of our Audit, Corporate Governance and People Management Policies, Financial Policy and Risk Policies Committees.

Germán Pasquale Quiroga Vilardo has been a member of our board of directors since 2016. He was the founder and CEO of TV1.com, CIO and CMO of Americanas.com, CIO and CMO of Cyrela Brasil Realty and founder, CEO and member of the board of directors of Pontofrio.com, Nova Pontocom, and various other e‑commerce companies. He was also vice-chairman of the board of directors of Totvs and Camara-E.net and a member of the board of directors of Abrarec and Fecomércio. He is a founding member of the board of directors of Cobasi Digital and the founder of OMNI55 Consulting. Mr. Quiroga holds a bachelor’s degree in electronic engineering from the Instituto de Engenharia Militar and a master’s degree in digital systems from the Polytechnic School of the Universidade de São Paulo (USP).

Francis James Leahy Meaney has been a member of our board of directors since 2016. Mr. Meaney is the managing director for Latin America and member of the executive committee of Compass Group, PLC. Before Compass, he was the chief executive officer of a Brazilian company controlled by Kohlberg, Kravis & Roberts. Mr. Meaney was the chief operating officer of Oi S.A., the largest telecommunications company of Brazil. Mr. Meaney was the founder and chief executive officer of Contax S.A., which he led from its startup until it became publicly listed in 2005 and eventually became the largest Brazilian business process outsourcing company with 107,000 employees. Mr. Meaney also held positions at Global Crossing, Conectel, Mars & Co. and First Boston. He is also a member of the advisory board of the Kellogg Institute for International Studies at the University of Notre Dame. Mr. Meaney holds a bachelor’s degree in economics from the University of Notre Dame, a master’s degree in business administration from Harvard Business School and completed INSEAD’s advanced management course. Mr. Meaney is a member of our Audit Committee.

Constantino de Oliveira Junior, Joaquim Constantino Neto and Ricardo Constantino are brothers and they control our controlling shareholder, FIP Volluto. Anna Luiza Serwy Constantino is the daughter of Constantino de Oliveira Junior.

Executive Officers

Our executive officers have significant experience in the domestic and international passenger transportation industries, and we have been able to draw upon this extensive experience to develop our low-cost operating structure. Our executive officers are responsible for our day-to-day management.

Under our by-laws, we must have at least two and no more than seven executive officers that are elected by the board of directors for a one-year term. Any executive officer may be removed by the board of directors before the expiration of his term. The current term of all our executive officers ends in November 2019.

The following table sets forth the name, age and position of each of our executive officers. A brief biography of each follows the table.

Name	Age	Position
Paulo Sergio Kakinoff	44	President and Chief Executive Officer
Richard F. Lark, Jr	52	Executive Vice President, Chief Financial Officer and Investor Relations Officer
Eduardo José Bernardes Neto	44	Vice President and Chief Commercial Officer
Celso Guimarães Ferrer Junior	36	Vice President and Chief Operations Officer

Paulo Sergio Kakinoff has been our president and chief executive officer since July 2012. He served as an independent member of our board of directors from January 2010 to June 2012. He held the position of CEO at Audi Brazil until June 2012, having worked for the Volkswagen Group for 18 years as the sales & marketing officer at Volkswagen Brasil and as the executive officer for South America at the Volkswagen Group’s head offices in Germany. Mr. Kakinoff also served as the vice president of the Brazilian Association of Importers of Motor Vehicles (ABEIVA) and was a member of the board of directors of Volkswagen Participações. Mr Kakinoff serves as a member of the board of the not-for-profit organizations Todos pela Educacao (focused on education) and Atletas pelo Brazil (focused on sports).  He holds a bachelor’s degree in business administration from Mackenzie University, in São Paulo. Mr. Kakinoff is a member of our Corporate Governance and People Management Policies, Risk Policies, Financial Policy and, Alliances Committees.

Richard F. Lark, Jr. has been our executive vice president, chief financial officer and investor relations officer since July 2016. Mr. Lark has been with Gol for 16 years, as our CFO from 2003 to 2008 and as a member of our board of directors from 2008 to 2016. From 2000 to 2003, he served as chief financial officer of Americanas.com, one of the leading Brazilian e-commerce companies. Prior to joining Americanas.com, Mr. Lark was employed by the investment banking divisions of Morgan Stanley & Co., Citicorp and The First Boston Corporation. Mr. Lark served as a member of the advisory boards of the Kellogg Institute for International Studies at the University of Notre Dame, Associação Vida Jovem, and as president of the American Society of São Paulo. He participated in the global executive leadership program at the Yale School of Management and holds a master’s degree in business administration from the UCLA Anderson School of Management and a bachelor degree in finance and business economics and philosophy from the University of Notre Dame. Mr. Lark is a member of our Financial Policy and Risk Policies Committees.

Eduardo José Bernardes Neto has been our vice president and chief commercial officer since February 2015. Mr. Bernardes is responsible for sales, marketing, distribution, ancillary revenues and revenue management. He has been with Gol for 17 years, having joined our commercial area as an account manager in February 2001. Mr. Bernardes coordinated the opening of several of our national and international facilities. He was also a member of the board of directors of UATP from 2009 to 2016. Mr. Bernardes has a degree in business administration from Faculdade Ibero-Americana with a specialization in foreign trade.

Celso Guimarães Ferrer Junior has been our vice president and chief operations officer since March 2019.  He has been with Gol for 15 years and served as our vice president and chief planning officer from February 2015 to March 2019. Mr. Ferrer is responsible for our operations, maintenance, airports, operational safety, network planning and fleet. He is also a pilot of Boeing 737-700,Boeing 737-800 Next Generation and Boeing  737-8 Max aircraft. Mr. Ferrer holds a master’s degree in business administration from Insead and holds a degree in economics from the Universidade de São Paulo and in international relations from the Pontifícia Universidade Católica de São Paulo.

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

For the year ended December 31, 2018, the aggregate compensation, including cash and benefits-in-kind but excluding stock options, to the members of our board of directors and executive officers was R$17.4 million.

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

We have granted 7,409,263 stock options in the last three years, which represented 2.8% economic interest in our company or 2.1% of our preferred shares, as of December 31, 2018. Of the total options granted, 7,820,512 are currently outstanding, which represented 2.2% economic interest in our company, as of December 31, 2018. During the last three years, 3,197,583 stock options were exercised.

Additionally, we have granted 6,318,757 restricted shares in the last three years, which represented 1.8% economic interest in our company or 2.4% of our preferred shares, as of December 31, 2018. As of December 31, 2018, we had 4,865,741 restricted shares outstanding, which represented 1.8% economic interest in our company. In 2018, we transferred 1,087,598 restricted shares, once the vesting condition was fully met.

For additional information on these share-based payments, see note 23 to our audited consolidated financial statements included elsewhere herein.

C.      Board Practices

Our board of directors currently comprises nine members.

Committees of the Board of Directors and Board of Executive Officers

Our board of directors has Audit, Corporate Governance and People Management Policies, Financial Policy, Alliances and Risk Policies Committees and an Accounting, Tax Policies and Financial Statements Subcommittee and a Fiscal Board. Our board of executive officers has management, executive, budget, investment, corporate governance and risk management committees. Not all the members of our committees are members of our board of directors or of our board of executive officers, as in certain committees we appoint outside experts.

Audit Committee. Our Audit Committee provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance. The Audit Committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of our independent auditors and helps oversee their activities. It also evaluates the effectiveness of our internal financial and legal compliance controls. The Audit Committee also performs the roles of an audit committee under U.S. laws. The current members of our Audit Committee are André Béla Jánszky, Antonio Kandir and Francis James Leahy Meaney. All members meet the applicable independent membership requirements of the SEC and New York Stock Exchange, or NYSE, as well as other NYSE requirements. Mr. Meaney is the committee’s “financial expert” within the meaning of the SEC rules under the U.S. Securities Exchange Act of 1934.

Financial Policy Committee. Our Financial Policy Committee is responsible for: (i) approving our corporate finance policies, as well as monitoring and reviewing their effectiveness and implementation, and (ii) reviewing our financing plan. The current members of our Financial Policy Committee are Constantino de Oliveira Junior, André Béla Jánszky, Antonio Kandir, Paulo Sergio Kakinoff and Richard Lark.

Risk Policies Committee. Our Risk Policies Committee is responsible for: (i) reviewing and approving our risk management mechanisms; (ii) approving and evaluating the risk policies used by us; and (iii) monitoring their implementation. The current members of our Risk Policies Committee are Constantino de Oliveira Junior, Antonio Kandir, Paulo Sergio Kakinoff and Richard Lark.

Corporate Governance and People Management Policies Committee. Our Corporate Governance and People Management Policies Committee is responsible for: (i) coordinating, implementing and reviewing our corporate governance practices and (ii) reviewing and recommending human resources policies and compensation to our board of directors. The current members of our Corporate Governance and People Management Policies Committee are Constantino de Oliveira Junior, André Béla Jánszky, Antonio Kandir, Paulo Sergio Kakinoff, Paulo Cézar Aragão and Betânia Tanure de Barros.

Alliances Committee. Our Alliances Committee is responsible for: (i) evaluating opportunities for partnerships and alliances, and possible investments in this context, by us and partner airlines and (ii) maximizing the benefits of existing partnerships through the optimization of resources and opportunities. The current members of our Alliances Committee are Constantino de Oliveira Junior, Paulo Sergio Kakinoff, Perry Anthony Cantarutti and Pieter Elbers.

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

As of December 31, 2018, we had 15,259 total employees and 14,729 active employees, which considers interns, employees on maternity leave and employees on vacation. We invest significant resources promoting the well-being of our employees.

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

E.      Share Ownership

The members of our board of directors and our executive officers, on an individual basis and as a group, directly own approximately 0.8% of our preferred shares. See “Item 7A. Major Shareholdings and Related Party Transactions—Major Shareholders.” FIP Volluto and MOBI Fundo de Investimento em Ações, or Mobi, is a fund directly controlled by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

For a description of stock options granted to our board of directors and our executive officers, see “—Compensation—Stock Option Plan and Restricted Share Plan.”

ITEM 7.       Major Shareholders and Related Party Transactions

A.      Major Shareholders

The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of December 31, 2018, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all our directors and officers as a group.

Each shareholder’s percentage ownership in the following table is based on the 2,863,682,710 common shares and 267,543,740 preferred shares outstanding as of the date hereof.

	Common Shares		Preferred Shares(2)(3)		Total Shares		Economic Interest
	Shares	(%)	Shares	(%)	Shares	(%)	(%)
Fundo de Investimento em Participações Volluto(1)	2,863,682,150	100.00%	0	0%	2,863,682,150	91.44%	23.42%
MOBI Fundo de Investimento em Ações(4)	0	0.00%	130,953,776	48.85%	130,953,776	4.18%	37.41%
Executive officers and directors(5)	560	0.00%	2,759,222	1.03%	2,759,782	0.09%	0.79%
Treasury shares	0	0.00%	6,390	0.00%	6,390	0.00%	0.00%
Delta Air Lines, Inc	0	0.00%	32,926,025	12.29%	32,926,025	1.05%	9.41%
Air France – KLM	0		4,246,620	1.58%	4,246,620	0.14%	1.21%
Free float(6)	0	0.00%	96,651,707	36.25%	96,651,707	3.10%	27.76%
Total	2,863,682,710	100.00%	267,543,740	100.00%	3,131,226,450	100.00%	100.00%

______________________

(1)   Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior  (formerly named Fundo de Investimento em Participações Asas), or FIP Volluto, is controlled equally by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

(2)   In December 2017, FIP Volluto converted 2,171,354,430 common shares into preferred shares.

(3)   Preferred shares are entitled to a dividend 35 times the dividend paid per common share. See “Item 10B. Additional Information—Memorandum and Articles of Association.”

(4)   In December 2018, FIP Volluto transferred our preferred shares that it held to MOBI, owned by the same beneficial owners of FIP Volluto. FIP Volluto, which holds 100% of our common shares, continues to be our controlling shareholder.

(5)   Includes 140 shares owned by a member of our controlling family.

(6)   Not considering Delta Air Lines, Inc.

According to our internal share record, which contains information regarding the ownership of our shares and the ADSs as filed by the holders of such shares and ADSs, as of December 31, 2018, 38.9% of our free float was traded in the United States.

In March 2015, shareholders representing 81.7% of our capital stock approved certain amendments (equivalent to more than 99% of votes cast) to our by-laws that increased our equity financing capacity by increasing our ability to issue more preferred shares without needing to issue common shares simultaneously. This approval represented a long-term structural solution to improve our capacity to raise equity capital as we do not depend on our controlling shareholder in order to do so.

These amendments were also aimed at improving our corporate governance and strengthening the alignment of interests among our common and preferred shareholders and included, among others:

•         split of common shares in the ratio of 35 to one;

•         increase in economic rights of preferred shares in the ratio of 35 to one;

•         increase in the representation of preferred shareholders on the board of directors depending on the percentage of economic rights held by the controlling shareholder;

•         enhancement of our audit committee by making it a permanent statutory body;

•         separate vote for preferred shareholders in extraordinary meetings on certain matters, as detailed in our by‑laws;

•         restrictions on the sale of shares held by our controlling shareholder; and

•         mandatory public tender offer for all shares if any person acquires 30% or more of our economic rights.

For more information, see “Item 9C. Markets—Corporate Governance Practices.”

In September 2015, in connection with our strategic agreement with Delta, we increased our capital by R$461.3 million. This capital increase was equivalent to the issuance of 64,065,611 preferred shares at an issuance price of R$7.20 per share. See “Item 4. Information on the Company—Business Overview.”

In December 2018, our controlling shareholder, FIP Volluto, transferred our preferred shares that it held to MOBI, owned by the same beneficial owners of FIP Volluto. FIP Volluto, which holds 100% of our common shares, continues to be our controlling shareholder.

Shareholders’ Agreement

No shareholders’ agreements have been filed with us.

B.      Related Party Transactions

We have engaged in a number of transactions with related parties, none of which have involved the issuance of guarantees. Following is a description of our main related party transactions:

Agreements with Smiles

GLA and Smiles are party to the following agreements:

•         Operating Agreement;

•         Back Office Services Agreement; and

•         Main Miles and Tickets Purchase Agreement.

Because we consolidate GLA and Smiles, these transactions are eliminated in our consolidated financial statements. For more information on these agreements see “Item 4. Information on the Company—B. Business Overview—Smiles Loyalty Program—Agreements with Smiles.”

Transportation and Consultancy Agreements with Entities Controlled by Our Controlling Shareholder

 We have exclusive bus transportation agreements with Expresso União Ltda. and Viação Piracicabana Ltda. for the transportation of our employees, our passengers and their luggage. We also have a contract with related party Pax Participações S.A. to provide consulting and advisory services. We have also signed a contract with Aller Participações and Limmat Participações S.A. to provide air cargo transportation services. These entities are controlled by our controlling shareholder.

In 2016, 2017 and 2018, GLA recorded expenses of R$13.0 million, R$13.0 million and R$12.2 million respectively, under these operating agreements.

Agreement for Use of VIP Lounges

In April 2012, we entered into an agreement with Delta for the use of their VIP lounges, with expected payments of US$20 per passenger. In August 2016, we signed an amendment and prepaid US$3.0 million for continued use of the VIP lounges. As of December 31, 2018, the outstanding balance under this agreement was R$4.7 million.

Engine Maintenance Agreement with Delta TechOps

In 2010, we entered into a strategic MRO partnership agreement with Delta TechOps, the maintenance division of Delta, one of our shareholders, which provides overhaul service for approximately 50% of our CFM 56-7 engines, maintenance for parts and components on our fleet of Boeing 737 Next Generation aircraft and also, consulting services related to maintenance workflow planning, materials and facility optimization and tooling support. In 2016, 2017 and 2018, the total amount spent under this agreement were R$210.2 million, R$403.2 million and R$357.6 million, respectively. The balance payable related to engine maintenance classified as liabilities in suppliers was R$211.1 million and R$372.5 million, respectively, as of December 31, 2018 and December 31, 2017.

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

Handling services agreement – Delta

On November 4, 2018 GLA entered into an agreement with Delta in which Delta provides handling services to GLA in the Miami and Orlando airports. The agreement terminates at November 3, 2021. During the year ended December 31, 2018, the total of expenses related to this agreement was R$1.4 million.

Agreements with Air France – KLM

On February 19, 2014, we entered into an exclusive long term strategic partnership for commercial cooperation with Air France – KLM. Under this agreement, Air France – KLM has made a total US$112.2 million payment for the purpose of enhancing our codesharing, connectivity and joint sale activities as well as other benefits for our customers, including the integration and improvement of products and services for our frequent flyer programs. The total value paid by Air France – KLM included the investment of US$52 million in the acquisition of a number of our newly issued preferred shares, equivalent to 1.2% of our capital stock, at an issuance price equivalent to US$12.23 per share. The agreement further provides for the creation of an alliance committee, comprised of at least one representative of Air France – KLM, at least two members of our board of directors and at least one representative of Delta, to coordinate efforts to improve the benefits of these partnerships. In 2014, we received R$74.5 million related to the first installment and in 2015 we received R$17.7 million under this agreement.

On January 1, 2017, we entered into an agreement with Air France – KLM in which Air France – KLM provides engine maintenance and repair services to our aircraft. The total amount spent under this agreement was R$151.9 million in 2018 and R$159.6 million in 2017. As of December 31, 2018 and 2017, we had an outstanding balance payable to Air France-KLM of R$170.7 million and R$157.3 million, respectively.

Smiles Take-in Proposal

On October 14, 2018, we announced to the market a corporate reorganization comprising our intention to (i) not renew our services agreement with Smiles beyond its current expiration in 2032 and (ii) merge Smiles into us. Smiles has established an independent committee that will evaluate the terms of a potential transaction, if any. We cannot foresee if, when or on which terms a transaction may result from our negotiations with Smiles’ independent committee. Any transaction would be subject to approval by our and Smiles’ shareholders as well as regulatory approvals.

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

As of December 31, 2018, we had provisions for civil proceedings of R$64.0 million and provisions for labor proceedings of R$181.6 million.

In 2007, we commenced an arbitration before the International Chamber of Commerce against the sellers of VRG and their controlling shareholders relating to a purchase price adjustment. In January 2011, the arbitral tribunal ruled in our favor against the sellers of VRG and their controlling shareholders. We brought enforcement proceedings to collect the award amount of R$200.3 million in U.S. federal courts. However, the U.S. federal courts refused to enforce the arbitral award and we may not be able to collect the judgment in the United States. In 2018, we brought other enforcement proceedings in the courts of the Cayman Islands, and these proceedings are still pending. We believe that the chance of success in enforcing the award is now possible.

We are also questioning the applicability of tax on services (imposto sobre serviços), or ISS, in the amount of R$22.9 million on revenue from certain of our activities related to agreements with partners from 2007 to 2010. Based on the opinion of our legal counsel, we believe that these proceedings represent a possible risk of loss. As of December 31, 2018, we had no provisions for these proceedings.

We are also questioning the applicability of a fine imposed by Brazilian customs authorities in the amount of R$49.1 million for the alleged breach of certain rules regarding the temporary import of aircraft. Based on the opinion of our legal counsel, we believe that these proceedings represent a possible risk of loss. As of December 31, 2018, we had no provisions or judicial deposits for these proceedings.

In addition, we are questioning infraction notices regarding goodwill from BSSF Air Holdings, in the amount of R$107.5 million. Although the outcome of these proceedings cannot be anticipated, our management understands that the final decisions in these proceedings will not have a material adverse impact on our financial position, operating results or cash flows. As of December 31, 2018, we had no provisions or judicial deposits for these proceedings.

We are also questioning infraction notices regarding goodwill from GLA, in the amount of R$83.7 million. Although the outcome of these proceedings cannot be anticipated, our management understands that the final decisions on these proceedings will not have any material adverse impact on our financial position, operating results and cash flows. As of December 31, 2018, we had no provisions for these proceedings nor judicial deposits.

Additionally, in May 2018, Smiles received an infraction notice, in the amount of R$152.8 million regarding the amortization of goodwill from the acquisition of shares of Smiles by GA Smiles Participações S.A., which took place in December 2013, and the deduction of financial expenses in the context of an issuance of debentures by Smiles which took place in June 2014. Based on the opinion of our legal counsel, of the total amount of the infraction notice, R$118.1 million represent a possible risk of loss and R$34.7 million represent a remote risk of loss. As of December 31, 2018, we had no provisions for these proceedings nor judicial deposits.

GLA is discussing the non-incidence of an additional 1% COFINS rate on imports of aircraft and parts, which would amount to R$65.7 million as of December 31, 2018. GLA’s legal counsel determined a possible risk of loss due to there being no express revocation of the tax relief (zero rate) granted to regular flight transportation companies.

For more information on our legal proceedings and contingencies, see note 20.2 to our audited consolidated financial statements.

Internal Control Programs, Compliance Programs and Investigation

Since 2016, we have been taking several measures to strengthen and expand our internal control and compliance programs, which include:

•	hiring specialized companies to evaluate risks and review internal controls related to fraud and corruption;

•

integrating the risks functions, compliance and the internal controls in the executive committee for corporate risks, compliance and internal controls, which reports directly to our chief executive officer, and has independent access to our board of directors and statutory audit committee;

•	monitoring transactions involving politically exposed persons;

•	improving our supervision procedures of the execution of services hired from third parties;

•	updating our hiring policies and the management of our contracts flows; and

•	reviewing our ethics code, manual of conduct and several compliance policies, including the mandatory training policy.

Our senior management has been constantly reinforcing our commitment towards the improvement of our internal control and compliance programs to our employees, customers and suppliers.

In December 2016, we entered into an agreement with the Brazilian Federal Public Ministry, or the Agreement, under which we agreed to pay R$12.0 million in fines and make improvements to our compliance program. In turn, the Federal Public Ministry agreed not to bring any criminal or civil suits related to activities that are the subject of the Agreement. In addition, we paid R$4.2 million in fines to the Brazilian tax authorities.

        The Company voluntarily informed the U.S. Department of Justice, the SEC and the CVM of the external independent investigation hired by the Company and the Agreement. The external independent investigation we hired was concluded in April 2017. It revealed that certain immaterial payments were made to politically exposed persons. None of our current employees, representatives or members of our board or management knew of any illegal purpose behind any of the identified transactions or of any illicit benefit to the Company arising out of the investigated transactions.

We reported the conclusions of the investigation to the relevant authorities and will keep them informed of any developments, as well as collaborate with them in their analysis. These authorities may impose significant fines and possibly other sanctions on us.

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

The mandatory distribution is based on a percentage of adjusted non-consolidated net income, rather than a fixed monetary amount per share. If the by-laws of a corporation are silent about the mandatory distribution, the percentage is deemed to be 25%. Under our by-laws, at least 25% of our adjusted non-consolidated net income for the preceding fiscal year must be distributed as a mandatory annual dividend. Adjusted net income means the net income after any deductions for the legal reserve and contingency reserves and any reversals of the contingency reserves created in previous fiscal years. The Brazilian corporation law, however, permits a publicly held company, such as we are, to suspend the mandatory distribution of dividends in any fiscal year in which the board of directors reports to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. The suspension is subject to the approval at the shareholders’ meeting and review by members of the fiscal board, if in place. While the law does not establish the circumstances in which payment of the mandatory dividend would be “inadvisable” based on the company’s financial condition, it is generally agreed that a company need not pay the mandatory dividend if such payment threatens the existence of the company as a going concern or harms its normal course of operations. In the case of publicly held corporations, the board of directors must file a justification for such suspension with the CVM within five days of the relevant general meeting. If the mandatory dividend is not paid and funds are available, those funds shall be attributed to a special reserve account. If not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits.

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

Interest Attributable to Shareholders’ Equity

Under Brazilian tax legislation effective January 1, 1996, Brazilian companies are permitted to pay “interest” to holders of equity securities and treat such payments as an expense for Brazilian income tax purposes and, beginning in 1997, for social contribution purposes. The purpose of the tax law change is to encourage the use of equity investment, as opposed to debt, to finance corporate activities. Payment of such interest may be made at the discretion of our board of directors, subject to the approval of the shareholders at a general shareholders’ meeting. The amount of any such notional “interest” payment to holders of equity securities is limited in respect of any particular year to the daily pro rata variation of the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, as determined by the Central Bank from time to time, and may not exceed the greater of:

•         50% of net income (after deduction of social contribution on net profits but before taking into account the provision for corporate income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; or

•         50% of the sum of retained profits and profit reserves as of the beginning of the year in respect of which such payment is made.

Payment of interest to a holder that is not domiciled in Brazil for Brazilian tax and regulatory purposes (a “non‑Brazilian holder”) is subject to withholding income tax at the rate of 15%, or 25% if the non-Brazilian holder is domiciled in a country or location that does not impose income tax or where the income tax rate is lower than 20%, or Low or Nil Tax Jurisdiction, or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficial owner of the income derived from transactions carried out and attributable to a non-Brazilian holder. A regulation issued by the Brazilian tax authorities on November 28, 2014 (Ordinance 488/2014) decreased, from 20% to 17%, the minimum threshold for certain specific cases. The reduced 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities. These payments may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest attributable to shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Under current Brazilian legislation, the sum of the amount distributed as interest attributable to shareholders’ equity and as dividends must be at least equal to the mandatory dividend. For IFRS accounting purposes, the interest is deducted from shareholders’ equity in a manner similar to a dividend. Any payment of interest in respect of preferred shares (including the ADSs) is subject to Brazilian withholding income tax at the rate of 15%, or 25% in the case of a shareholder domiciled in a Low or Nil Tax Jurisdiction or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficial owner of the income derived from transactions carried out and attributable to a non-Brazilian holder (see “Taxation—Material Brazilian Tax Considerations”). If such payments are accounted for, at their net value, as part of any mandatory dividend, the tax is withheld and collected by the company on behalf of its shareholders, upon distribution of the interest. In case we distribute interest attributed to shareholders’ equity in any year, and that distribution is not accounted for as part of mandatory distribution, Brazilian income tax withheld by the company would be borne by the shareholders.

Under our by-laws, interest attributable to shareholders’ equity may be treated as a dividend for purposes of the mandatory dividend. In 2014, 2015, 2016, 2017 and 2018, we did not distribute dividends.

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

B.      Significant Changes

None.

ITEM 9.       The Offer and Listing

A.      Offer and Listing Details

In the United States, our preferred shares trade in the form of ADSs. In February 2016, we had changed the ratio of the ADSs to preferred shares from one ADS to one preferred share to one ADS to ten preferred shares. In April 2017 we reduced the ratio of our preferred shares to one ADS to five preferred shares and in November 2017 we reduced the ratio of our preferred shares to one ADS to two preferred shares. Therefore, after November 2017, each ADS represents two preferred shares, issued by the depositary pursuant to a deposit agreement. The ADSs commenced trading on the NYSE on June 24, 2004. As of December 31, 2018, the ADSs represented 19.5% of our preferred shares and 38.9% of our current global public float.

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

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2018, the aggregate market capitalization of the B3 was equivalent to R$3.6 trillion and the 10 largest companies listed on the B3 represented approximately 63.0% of the total market capitalization of all listed companies. In contrast, as of December 31, 2018, the aggregate market capitalization of the NYSE was US$22.0 trillion. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—The relative volatility and illiquidity of the Brazilian securities markets, and securities issued by airlines in particular, may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire. Recent decreases in our market capitalization have increased volatility in the trading price of our preferred shares and ADSs.”

Trading on the B3 by a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 4,373, of the National Monetary Council (Conselho Monetário Nacional), or CMN, or Resolution No. 4,373. Resolution No. 4,373 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearinghouse. Such financial institutions and clearinghouses must be duly authorized to act as such by the Central Bank and the CVM. In addition, Resolution No. 4,373 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 4,373 to other non‑Brazilian holders through a private transaction. See “Taxation—Material Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 4,373.

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

Under the Brazilian corporation law, a company is either publicly held, (companhia aberta) or privately held (companhia fechada). All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with the CVM may trade its securities either on the B3 or in the Brazilian over‑the-counter market. Shares of companies listed on the B3 may not simultaneously trade on the Brazilian over‑the-counter market. The shares of a listed company may also be traded privately, subject to several limitations. To be listed on the B3, a company must apply for registration with the B3 and the CVM.

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

Description of Capital Stock

General

As of December 31, 2018, our share capital consisted of 2,863,682,710 common shares and 267,543,740 preferred shares, each with no par value.

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

In December 2018, our controlling shareholder, FIP Volluto, transferred our preferred shares that it held to MOBI, owned by the same beneficial owners of FIP Volluto. FIP Volluto, which holds 100% of our common shares, continues to be our controlling shareholder.

Issued Share Capital

Under our by-laws, our authorized capital as of December 31, 2018 was R$4 billion, and can be increased by the issuance of preferred or common shares, after approval by our board of directors. Our shareholders must approve any capital increase that exceeds our authorized capital. Under our by-laws and the Brazilian corporation law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their holdings. See “Description of Capital Stock—Preemptive Rights.”

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

Foreign investors may register their investment under Resolution No. 4,373. Registration under Law No. 4,131 or under Resolution No. 4,373 generally enables foreign investors to convert dividends, other distributions and sales proceeds received in connection with registered investments into foreign currency and to remit such amounts abroad. Resolution No. 4,373 affords favorable tax treatment to foreign investors who are not residents in a Low or Nil Tax Jurisdiction. See “Taxation—Material Brazilian Tax Considerations.”

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

A non-Brazilian holder of preferred shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. This delay may adversely affect the amount in U.S. dollars, received by the non‑Brazilian holder.

A registration has been obtained in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s registration for five business days after such exchange, following which, such holder must seek to obtain its own registration with the Central Bank.

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

The right of withdrawal lapses 30 days after publication of the minutes of the relevant general shareholders’ meeting that approved the corporate actions described above. In the case of the changes mentioned in items (a) and (b) above, the resolution is subject to confirmation by the preferred shareholders, which must be obtained at a special meeting held within one year. In those cases, the 30-day term is counted from the date of publication of the minutes of the special meeting. We would be entitled to reconsider any action triggering appraisal rights within 10 days following the expiration of such rights if the redemption of shares of dissenting or non-voting shareholders would jeopardize our financial stability. Shares to be purchased by us from the dissenting or non‑voting shareholders exercising appraisal rights will be valued at an amount equal to the lesser of the portion attributable to such shares of our shareholders’ equity as shown on the last balance sheet approved at a general shareholders’ meeting (book value) and the portion attributable to such shares of the economic value of the company, pursuant to an appraisal report produced in accordance with the provisions of the Brazilian corporation law. If more than 60 days have elapsed since the date of such balance sheet, dissenting shareholders may require that the book value of their shares be calculated on the basis of a new balance sheet. As a general rule, shareholders who acquire their shares after the first notice convening the general shareholders’ meeting or after the relevant press release concerning the meeting is published will not be entitled to appraisal rights.

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

According to the Brazilian corporation law, any change in the preferences or rights of our preferred shares, or the creation of a class of shares having priority over our preferred shares, unless such change is authorized by our by‑laws, would require the approval of our preferred shareholders in a special shareholders’ meeting in addition to approval by a majority of the holders of our outstanding voting shares. The holders of preferred shares would vote as a class at the special meeting.

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

Also, our by-laws provide that if the controlling shareholder at any time holds an economic interest in us equal to or less than 35% and greater than 15%, at least 40% of the directors shall be independent and the preferred shareholders shall have the right to elect one of the independent directors. Also, if the controlling shareholder at any time holds an economic interest in us equal to or less than 15% and greater than 7.5%, at least 50% of the directors shall be independent and the preferred shareholders shall have the right to elect two of the independent directors. If the controlling shareholder at any time holds an economic interest in us equal to or less than 7.5%, at least 60% of the directors shall be independent and the preferred shareholders shall have the right to elect two of the independent directors.

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

The transfer of common shares owned by the controlling shareholder or of preferred shares resulting from the conversion of common shares, shall be subject to the restrictions below:

a) The transfer of common shares owned by the controlling shareholder or of preferred shares resulting from the conversion of common shares, in one or more private transactions, outside of an exchange or organized over‑the‑counter market, shall only be allowed, independently of the percentage of common shares or preferred shares subject to such transaction, if the acquirer of those common shares or preferred shares agrees not to transfer the acquired shares on an exchange or organized over-the-counter market for 12 months commencing on the date of the transaction. In these cases, the controlling shareholder shall not make a new private transfer, outside of a stock exchange or a block trade, of common shares or preferred shares resulting from the conversion of common shares for six months commencing on the date of the transaction.

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

Arbitration

In connection with our listing on the Level 2 segment of the Differentiated Corporate Governance Practices of the B3, we and our controlling shareholder, directors, officers and the members of our fiscal board have undertaken to refer to the B3 Arbitration Chamber any and all disputes, including between us and our shareholders, relating to or derived from the enforceability, validity, applicability, interpretation or breach of Brazilian corporate law, our bylaws, rules published by the CMN, the Brazilian Central Bank or the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or the “CVM”) and other rules applicable to the Brazilian capital markets in general, including Level 2 rules, the Level 2 listing agreement, Level 2 sanctions regulations and the rules of the B3 Arbitration Chamber. See “Item 9. The Offer and Listing—Markets.”

The mandatory arbitration provision has no impact on U.S. holders of our preferred shares or ADSs under the U.S. federal securities laws. The provision only impacts a U.S. holder of our preferred shares by requiring that any claims by such holder in Brazil under the Brazilian laws and regulations referred to above be subject to the mandatory arbitration provision. Therefore, if a U.S. holder of ADSs wants to bring such a claim, it would need to first unwind its ADSs in order to receive the underlying preferred shares, after which it could bring the claim to arbitration in Brazil.

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

American Depositary Receipts

The Bank of New York Mellon, who on April 17, 2017 replaced Citibank, N.A. as depositary, has executed and delivered the ADRs representing our preferred shares. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. As of the date hereof, each ADS represents two preferred shares (or a right to receive two preferred shares) deposited with Itaú Unibanco S.A., as custodian for the depositary in Brazil. Each ADS also represents any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADRs are administered is located at 101 Barclay Street, New York, NY 10286.

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

Commercial Sale Promise Agreement between Petrobras Distribuidora and GLA

In 2015, we entered into a commercial sale promise agreement for the purchase of fuel from Petrobras Distribuidora. We agreed to purchase fuel from Petrobras Distribuidora in all of the airports where Petrobras Distribuidora maintains aircraft fueling facilities. Petrobras Distribuidora, in turn, agreed to provide us with all of our fuel needs in the supplying airports.

Reservation Services and Software License Use Agreement between Navitaire Inc. and GLA

On May 1, 2004, we entered into an agreement, as amended, with Navitaire Inc. for host reservation services and obtained a license to use the Navitaire software to provide reservation services to our customers. Navitaire provides a number of ancillary services in addition to the host reservation services, including data center implementation services, network configuration and design services, system integration services, customer site installation services and initial training services.

D.      Exchange Controls

The right to convert dividend or interest payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank and the CVM. Such restrictions on the remittance of foreign capital abroad may hinder or prevent the custodian for our preferred shares represented by the ADSs or the holders of our preferred shares from converting dividends, distributions or the proceeds from any sale of these preferred shares into U.S. dollars and remitting the U.S. dollars abroad. Holders of the ADSs could be adversely affected by delays in, or refusal to grant any, required government approval to convert Brazilian currency payments on the preferred shares underlying the ADSs and to remit the proceeds abroad.

Resolution No. 4,373 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program was approved under Resolution No. 1,927, Annex V, revoked by Resolution No. 4,373 and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment under certain circumstances. See “Taxation—Material Brazilian Tax Considerations.”

E.      Taxation

The following discussion addresses the material Brazilian and U.S. federal income tax consequences of acquiring, holding and disposing of our preferred shares or ADSs.

This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our preferred shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Brazilian and U.S. federal income tax considerations applicable to any particular holder. It is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and U.S. federal income tax consequences to it of an investment in our preferred shares or ADSs. This discussion is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement among us, the depositary bank and the registered holders and beneficial owners of the ADSs, and any related documents, will be performed in accordance with its terms.

Although there presently is no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. We cannot assure you, however, as to whether or when a treaty will enter into force or how it will affect holders of our preferred shares or ADSs.

Material Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of acquiring, owning and disposing of our preferred shares or ADSs for any holder that is not considered domiciled in Brazil, or Non-Brazilian HolderF, for purposes of Brazilian taxation.

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

Taxation of Dividends

Dividends, including dividends in kind, paid by us to the depository in respect of the preferred shares underlying the ADSs or to a non-Brazilian holder of preferred shares will not be subject to Brazilian withholding income tax, provided that such amounts are related to profits earned after January 1, 1996. Dividends paid from profits earned before January 1, 1996 may be subject to Brazilian withholding income tax at variable rates, according to the tax legislation applicable to each year before 1996.

In this context, it should be noted that Law No. 11,638, dated December 28, 2007, or Law 11,638, significantly altered the Brazilian corporate law in order to further align the Brazilian generally accepted accounting standards with the IFRS. Nonetheless, Law No. 11,941 dated May 27, 2009, introduced the Transitory Tax Regime, or the RTT in order to render neutral, from a tax perspective, all the changes brought by Law 11,638. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria as they were effective as of December 31, 2007.

Profits determined pursuant to Law 11,638, or the IFRS Profits, may differ from the profits calculated pursuant to the accounting methods and criteria as effective as of December 31, 2007, or the 2007 Profits.

While it was a general market practice to distribute exempted dividends with reference to the IFRS Profits, on September 16, 2013, Normative Ruling No. 1,397, issued by the Brazilian tax authorities, established that legal entities should distributed dividends according to the 2007 Profits.

According to the Brazilian tax authorities’, any profits paid in excess of the 2007 Profits, or the Excess Dividends, to non-resident beneficiaries should be subject to the following rules of taxation: (i) 15% withholding income tax, or the WHT, in case of case of beneficiaries domiciled abroad, but not in  Low or Nil Tax Jurisdiction (as defined below), and (ii) 25% WHT, in case of beneficiaries domiciled in Low or Nil Tax Jurisdiction (as defined below).

In order to mitigate potential disputes on the subject, Law No. 12,973, dated May 13, 2014, revoked the RTT and introduced a new set of tax rules, or the New Tax Regime, including new provisions related to the Excess Dividends. Under the New Tax Regime: (i) Excess Dividends related to profits assessed from 2008 to 2013 are exempt; (ii) there will be potential disputes concerning the Excess Dividends related to 2014 profits, unless a company voluntarily elects to apply the New Tax Regime in 2014; and (iii) once the New Tax Regime is mandatory and has completely replaced the RTT, on 2015, dividends should be considered fully exempt.

Taxation of Gains

According to Law No. 10,833, dated December 29, 2003, or Law 10,833, capital gains realized on the disposition of assets located in Brazil by a non-Brazilian holder are subject to taxation in Brazil, regardless of whether the sale or the disposition is made by a non-Brazilian holder to another non-Brazilian resident or to a Brazilian resident.

With respect to the disposition of preferred shares, as they are assets located in Brazil, the non-Brazilian holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the disposition is conducted in Brazil or with a Brazilian resident.

With respect to the ADSs, arguably the gains realized by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian resident are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law 10,833. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a non‑Brazilian holder on the disposition of ADSs to another non-Brazilian resident. As a result, gains on a disposition of ADSs by a non-Brazilian holder to a Brazilian resident, or even to a non-Brazilian holder in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described below for the ADSs or according to the disposition of common shares, whenever applicable. It is important to clarify that, for purposes of Brazilian taxation, the income tax rules on gains related to disposition of preferred shares or ADSs vary depending on the domicile of the non-Brazilian holder, the form by which such non-Brazilian holder has registered its investment with the Central Bank and/or how the disposition is carried out, as described below.

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

The withdrawal of ADSs in exchange for preferred shares should not be considered as giving rise to a capital gain subject to Brazilian income tax, provided that on the receipt of the underlying preferred shares, the non‑Brazilian holder complies with the regulatory rules observed in respect to the registration of the investment before the Central Bank.

Gains assessed on the disposition of the preferred shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•

exempt from income tax, when assessed by a non-Brazilian holder that (i) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 4,373, or 4,373 Holder, and (ii) is not resident in a Low or Nil Tax Jurisdiction, as defined below; or

•

subject to income tax at a rate of 15% in any other case, including the gains assessed by a non-Brazilian holder that is not a 4,373 Holder and/or is a resident in a Low or Nil Tax Jurisdiction, as defined below. In these cases, a withholding income tax of 0.005% shall be applicable and can be offset with the eventual income tax due on the capital gain.

Any other gains assessed on the disposition of the preferred shares that are not carried out on the Brazilian stock exchange are subject to income tax at rates ranging from 15% to 22.5%, except for a resident of a Low or Nil Tax Jurisdiction, as defined below, which, in this case, is subject to income tax at a rate of 25%. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against the eventual income tax due on the capital gain.

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

Distributions of interest attributable to shareholders’ equity in respect of the preferred shares paid to shareholders who are non-Brazilian holders, including non-Brazilian holders of ADSs, are subject to Brazilian withholding income tax at the rate of 15%, or 25% in case of a resident of a Low or Nil Tax Jurisdiction, as defined below, or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficial owner of the income derived from transactions carried out and attributable to a non-Brazilian holder. The distribution of interest attributable to shareholders’ equity may be determined by our board of directors. We cannot assure you that our board of directors will not determine that future distributions of profits may be made by means of interest attributable to shareholders’ equity instead of by means of dividends.

The amounts paid as distribution of interest attributable to shareholders’ equity are deductible for corporate income tax and social contribution on net profit purposes, both of which are taxes levied on our profits, as far as the limits and rules described above are observed by us.

Low or Nil Taxation Jurisdictions

On June 4, 2010, Brazilian tax authorities enacted Normative Ruling No. 1,037 listing (i) the countries and jurisdictions considered as Low or Nil Tax Jurisdiction or where the local legislation does not allow access to information related to the shareholding composition of legal entities, to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents and (ii) the privileged tax regimes, which definition is provided by Law No. 11,727, of June 23, 2008. On December 12, 2014 the Brazilian Revenue Service issued Rule 488 reducing the concept of Tax Favorable Jurisdictions to those that tax the income below the rate of 17% (previous concept adopted a 20% maximum rate for that purpose), which will probably result in an amendment to the list provided under Normative Ruling No. 1,037. However, please note that Rule 488 does not apply to 4,373 Holders.

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

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037 and Rule 488. If the Brazilian tax authorities determine that the concept of “privileged tax regime” applies to withholding taxes levied on payments made to a non-Brazilian Holder, the WHT applicable to such payments could be assessed at a rate up to 25.0%.

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

Tax on Bonds and Securities Transactions

Pursuant to Decree 6,306/07, the Tax on Bonds and Securities Transactions, or IOF/Bonds, may be imposed on any transactions involving bonds and securities even if the transactions are performed on a Brazilian stock exchange. The rate of IOF/Bonds applicable to transactions involving preferred or common shares is currently zero. In particular, the IOF/Bonds also levies at a zero percent rate on the transfer of shares traded on the Brazilian stock exchange with the purpose of the issuance of depositary receipts to be traded outside Brazil. The Brazilian government may increase such rate up to 1.5% per day, but only with respect to future transactions.

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

•         certain taxpayers who file applicable financial statements required to recognize income when the associated revenue is reflected on such financial statements; or

•         U.S. Holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power, if any, of our voting stock, or 10% or more of the total value of shares of all classes of our stock.

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

Distributions on Preferred Shares or ADSs

Cash distributions (including amounts withheld to pay Brazilian withholding taxes and distributions of notional interest payments on shareholders’ equity, but excluding distributions in redemption of the preferred shares treated as exchanges or sales under the Code) made by us to or for the account of a U.S. Holder with respect to preferred shares or ADSs generally will be taxable to such U.S. Holder as ordinary dividend income when such distribution is paid, actually or constructively, out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such U.S. Holder’s adjusted tax basis in the preferred shares or ADSs. Any distribution in excess of such U.S. Holder’s adjusted tax basis will be treated as capital gain and will be long‑term capital gain if the U.S. Holder held the preferred shares or ADSs for more than one year. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. Holders should assume all distributions are made out of earnings and profits and constitute dividend income. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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

Dividends paid by us generally will not be eligible for the dividends received deduction available under the Code to certain U.S. corporate shareholders. Subject to the above-mentioned concerns by the U.S. Treasury and certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain U.S. Holders (including individuals), with respect to the ADSs will be subject to taxation at a reduced rate if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. Holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. The ADSs are listed on the New York Stock Exchange, and therefore the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or will remain readily tradable. Subject to the discussion of PFIC rules below, based upon the nature of our current and projected income, assets and activities, we do not believe the preferred shares or the ADSs have been (for our 2018 taxable year), nor do we expect them to be (for our 2019 taxable year), shares of a PFIC for U.S. federal income tax purposes.

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

The amount of any cash distribution paid in Brazilian currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the U.S. Holder (in the case of preferred shares held directly by such U.S. Holder), regardless of whether the payment is in fact converted to U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of such distribution if such Brazilian currency is converted into U.S. dollars on the date received. If the Brazilian currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Brazilian currency. Such foreign currency gain or loss, if any, generally will be U.S. source ordinary income or loss.

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

A U.S. Holder who owns preferred shares or ADSs during any taxable year that we are a PFIC in excess of certain de minimis amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621. In addition, under certain circumstances, temporary regulations also require a “United States person” (as such term is defined under the Code) that indirectly owns preferred shares through another United States person to file Form 8621 for a taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of the preferred shares, or reports income pursuant to a mark‑to‑market election, as described below among other circumstances. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to our preferred shares or ADSs and the application of the recently enacted legislation to their particular situation.

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

If we are deemed to be a PFIC for a taxable year, dividends on the ADSs would not be “qualified dividend income” subject to preferential rates of Unites States federal income tax, as described above. See “— Distributions on Preferred Shares or ADSs.”

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

F.       Dividends and Paying Agents

Not applicable.

G.      Statement by Experts

Not applicable.

H.      Documents on Display

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.W., Washington D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials, annual reports on Form 20-F and reports on Form 6-K.

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

We also file financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, State of Rio de Janeiro, 20050-901, Brazil.

I.        Subsidiary Information

Not applicable.

ITEM 11.    Quantitative and Qualitative Disclosures about Market Risk

The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes to the price of fuel, the real/U.S. dollar exchange rate and interest rates. We purchase jet fuel at prevailing market prices, but seek to manage market risk through execution of a documented hedging program. We incur a portion of our operating costs and expenses in U.S. dollars. As of December 31, 2018, we have a total fleet of 121 aircraft, 110 of which are under operating leases and 11 are under finance leases. However, fixed rate leases are not considered market sensitive financial instruments and, therefore, are not included in the interest rate sensitivity analysis below.

Aircraft Fuel

Our results of operations are affected by changes in the price of aircraft fuel required to operate our aircraft fleet. To manage the price risk, we have entered, and may enter in the future, into crude oil and heating oil derivative contracts. Additionally, we enter into contracts for crude oil and heating oil with our supplier in our functional currency. All existing contracts settle on a monthly basis and we do not purchase or hold instruments for trading purposes. As of December 31, 2018, we had derivatives to protect approximately (i) 58.6% of our expected fuel consumption for the year of 2019;  (ii) 43.0% of our expected fuel consumption for the years of 2019 and 2020; and (iii) 28.5% of our expected fuel consumption for the years of 2019, 2020 and 2021. We acquire substantially all of our fuel from one supplier.

Foreign Currencies

A significant part of our operating costs and expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. In addition, a portion of our debt, all of our finance leases and some of our cash and cash equivalents and short-term investments are also denominated in U.S. dollars. To manage exchange rate risk, we enter into derivative contracts to protect against a possible depreciation of the real in relation to the U.S. dollar. At December 31, 2018, we had U.S. dollar currency derivative contracts outstanding to hedge our expected operational expenses exposure linked to the U.S. dollar. As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation or depreciation of the real against the U.S. dollar would have resulted in an increase or a decrease, in our results of operations, respectively, of (i) approximately R$545.1 million in our financial results with exchange rate variation, due to our net exposure to foreign currencies of R$5,451.2 million as of December 31, 2018, and (ii) approximately R$713.5 million in aircraft rent, as a result of our commitments for 2018 with non-cancelable operating lease contracts, which are not registered in the statements of financial position, of R$7,135.8 million as of December 31, 2018.

Interest Rates

Our results are affected by changes in interest rates mainly due to the impact on our interest expenses resulting from part of our indebtedness and variable-rate financial lease contracts, as well as interest income from our financial investments. A hypothetical 10% increase or decrease in interest rates would have resulted in a R$7.7 million increase or a decrease, respectively, in our net interest expenses. These amounts are determined considering the effects of hypothetical international interest rates on our indebtedness, variable-rate financial lease contracts and financial investments as of December 31, 2018.

ITEM 12.    Description of Securities other than Equity Securities

A.      American Depositary Shares

In the United States, our preferred shares trade in the form of ADSs. The ADSs commenced trading on the NYSE on June 24, 2004. Currently, each ADS represents two preferred shares, issued by the depositary pursuant to a deposit agreement. In February 2016, we changed the ratio of the ADSs to preferred shares from one ADS to one preferred share to one ADS to ten preferred shares. In April 2017, the ratio was amended to one ADS to five preferred shares. In November, 2017, we further reduced the ratio to the current ratio of one ADS to two preferred shares.

We do not treat ADR holders as our shareholders and ADR holders have no shareholder rights, which are governed by Brazilian law. The depositary is the holder of the preferred shares underlying the ADSs. Holders of ADRs have ADR holder rights.

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADRs:

Persons depositing preferred shares or ADR holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of preferred shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$0.05 (or less) per ADS	Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been preferred shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
US$0.05 (or less) per ADS per calendar year (to the extent the depositary has not collected a cash distribution fee of US$0.05 per ADS during the year)	Depositary services
Registration or transfer fees	Transfer and registration of preferred shares on our preferred share register to or from the name of the depositary or its agent when you deposit or withdraw preferred shares.
Expenses of the depositary in converting foreign currency to U.S. dollars
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or preferred share underlying ADSs, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	No charges of this type are currently made in the Brazilian market

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

Reimbursement of Fees

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Reimbursement of Fees Incurred in 2018

During 2018, we received reimbursement of fees from the depositary for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

ITEM 13.    Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.    Controls and Procedures

Disclosure Controls and Procedures. We maintain control and procedures designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. Based on an evaluation of our disclosure controls and procedures as of the end of the period covered by this report conducted by our management, with the participation of the chief executive and chief financial officers, after evaluating together with other members of management the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) have concluded that our disclosure controls and procedures at December 31, 2018 are effective to ensure that we are able to collect, process and disclose the information we are required to disclose in the reports we file with the SEC within the required time periods.

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

Management’s Assessment of the Effectiveness of Our Internal Control over Financial Reporting as of December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control – Integrated Framework (2013). Based on this assessment, management believes that, as of December 31, 2018, our internal control over financial reporting is effective based on those criteria.

Attestation Report of the Independent Registered Public Accounting Firm. The effectiveness of internal controls over financial reporting as of December 31, 2018 has been audited by Ernst & Young Auditores Independentes S.S., or EY, the independent registered public accounting firm who also audited our consolidated financial statements for the year then ended. EY’s report on our internal controls over financial reporting is included herein.

ITEM 16.    Reserved

ITEM 16A.   Audit Committee Financial Expert

Our board of directors has determined that Francis James Leahy Meaney, a member of our audit committee, is an audit committee financial expert, as defined by current SEC rules, and meets the applicable independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6C. Board Practices—Committees of the Board of Directors and Board of Executive Officers—Audit Committee.”

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

ITEM 16C.   Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our principal accountants, Ernst & Young Auditores Independentes S.S., during the fiscal years ended December 31, 2017 and 2018:

	2017	2018
	(in thousands of R$)
Audit fees	5,754.7	6,223.0
Audit-related fees	1,505.3	178.4
Tax fees	-	-
All other fees	-	-
Total	7,260.0	6,401.4

Audit Fees

Audit fees include the audit of our consolidated annual financial statements and internal controls, the audit of our IFRS financial statements, review of our quarterly reports and required statutory audits and regulatory filings, such as the Formulário de Referência.

Audit-Related Fees

Audit-related fees include fees for the preparation and issuance of comfort letters in connection with notes offerings.

Tax Fees

There were no tax advisory services provided by our principal accountant in 2017 and 2018.

All Other Fees

There were no other services provided by our principal accountants in 2017 and 2018.

Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by our principal accountant. Any services provided by our principal accountant that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2‑01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2017 and 2018, none of the fees paid to EY were approved pursuant to the de minimis exception.

ITEM 16D.   Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
April 11 – April 19, 2018(1)	740,000	R$21.53	740,000	N/A
Total	740,000	R$21.53	740,000	N/A

______________________

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

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. The Brazilian corporation law does not have a similar provision. According to the Brazilian corporation law, up to one-third of the members of the board of directors can be elected from management. There is no requirement that non-management directors meet regularly without management. As a result, the non‑management directors on our board do not typically meet in executive session.

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

Under the Brazilian corporation law, the fiscal board may not contain members that (i) are on our board of directors, (ii) are on our board of executive officers, (iii) are employed by us or a controlled company, (iv) are spouses or relatives of any member of our management up to the third degree, (v) hold any position at any of our competitors or have any conflicting interest with us or (vi) were forbidden by the CVM to hold a public office position. Our by-laws provide for a non-permanent fiscal board to be elected only by our shareholders’ request at a general shareholders’ meeting. In 2016 and 2017, our shareholders did not request the election of a fiscal board. On April 24, 2018, our fiscal board was installed for the fiscal year of 2018, at the request of shareholders representing 9.78% of our preferred shares. The current members of our fiscal board are Marcelo Curti, Marcela de Paiva Bomfim Teixeira and Marcelo Amaral Moraes.

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we only need to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian corporation law. Our Audit Committee provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance. The Audit Committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of our independent auditors and helps oversee their activities. It also evaluates the effectiveness of our internal financial and legal compliance controls. The Audit Committee also performs the roles of an audit committee under U.S. laws. The current members of our audit committee are André Béla Jánszky, Antonio Kandir and Francis James Leahy Meaney. All members meet the applicable independent membership requirements of the SEC and NYSE, as well as other NYSE requirements. Mr. Meaney is the committee’s “financial expert” within the meaning of the SEC rules under the U.S. Securities Exchange Act of 1934.

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

Our Corporate Governance and People Management Policies Committee is responsible for the coordination, implementation and periodic review of best corporate governance practices and for monitoring and keeping our board of directors informed of legislation and market recommendations addressing corporate governance. It also reviews and recommends to our board of directors human resources policies, forms of compensation, including salary, bonus and stock options, to be paid to our employees, as well as analyzing management’s career and succession plans. The committee consists of up to five members elected by our board of directors for a one-year term, with the right to re-election, comprising the chairman of the board of directors, one member of the board of directors, two outside specialists and the management and human resources officer. The Corporate Governance and People Management Policies Committee currently consists of Constantino de Oliveira Junior, André Béla Jánszky, Antonio Kandir, Paulo Sergio Kakinoff, Betânia Tanure de Barros and Paulo César Aragão.

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

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We have not adopted any formal corporate governance guidelines beyond those required by applicable Brazilian law. We have adopted and observe a disclosure policy, which requires the public disclosure of all relevant information pursuant to guidelines set forth by the CVM, as well as an insider trading policy, which, among other things, establishes black‑out periods and requires insiders to inform management of all transactions involving our securities.

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

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Our internal audit and compliance department was created in 2004 under the supervision of our chief financial officer and our audit committee, and it is responsible for our compliance with the requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 regarding internal control over financial reporting. The internal audit department reports to our board of directors and the audit committee.

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

4.14	*+	Amendment 41 through 43 to Navitaire Hosted Services Agreement between Navitaire LLC and Gol Linhas Aéreas S.A. as successor of Gol Transportes Aéreos S.A.

4.15	+

Amendment 44 to Navitaire Hosted Services Agreement between Navitaire LLC and Gol Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A. as successor of Gol Transportes Aéreos S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2017, as filed on April 30, 2018.

4.16	*+	Amendment 45 to Navitaire Hosted Services Agreement between Navitaire LLC and Gol Linhas Aéreas S.A., as successor of Gol Transportes Aéreos S.A.
4.17	*+	Work Orders CS 0131632 and INC 829530 to Navitaire Hosted Services Agreement between Navitaire LLC and Gol Linhas Aéreas S.A.
4.18

Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.

4.19

Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.

4.20

Supplemental Agreements 1 and 2 to the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 28, 2014.

4.21

Supplemental Agreements 3 through 5 to the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2015, as filed on April 28, 2016.

4.22	+

Supplemental Agreements 7 and 8 to the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2016, as filed on May 1, 2017.

4.23	*+	Supplemental Agreements 9, 10 and 11 to the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company.
8.1	*	List of Subsidiaries.
12.1	*	Section 302 Certification of Chief Executive Officer.
12.2	*	Section 302 Certification of Chief Financial Officer.
13.1	*	Section 906 Certification of Chief Executive Officer.
13.2	*	Section 906 Certification of Chief Financial Officer.
101.INS	*	XBRL Instance Document.
101.SCH	*	XBRL Taxonomy Extension Schema.
101.CAL	*	XBRL Taxonomy Extension Scheme Calculation Linkbase.
101.DEF	*	XBRL Taxonomy Extension Scheme Definition Linkbase.
101.LAB	*	XBRL Taxonomy Extension Scheme Label Linkbase.
101.PRE	*	XBRL Taxonomy Extension Scheme Presentation Linkbase.

*		Filed herewith.
+		Certain portions of the exhibit have been omitted from the public filing and were separately filed with the SEC with a request for confidential treatment.

Signature

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:               /s/ Paulo Sergio Kakinoff
Name:         Paulo Sergio Kakinoff
Title:            Chief Executive Officer

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:               /s/ Richard F. Lark, Jr.
Name:         Richard F. Lark, Jr.
Title:            Chief Financial Officer

Dated: March 13, 2019

Consolidated financial statements

GOL Linhas Aéreas Inteligentes S.A.

December 31, 2018, 2017 and 2016

with Reports of Independent Registered Public Accounting Firm

Gol Linhas Aéreas Inteligentes S.A.

Consolidated financial statements

December 31, 2018, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Gol Linhas Aéreas Inteligentes S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Gol Linhas Aéreas Inteligentes S.A. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 13, 2019 expressed an unqualified opinion thereon.

Adoption of IFRS 15

As discussed in Note 4.25.1 to the consolidated financial statements, the Company changed its method for recognizing revenue in 2018, due to the adoption of IFRS 15 – Revenue from Contracts with Customers using the full retrospective method of adoption.

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

March 13, 2019

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Shareholders and the Board of Directors of

Gol Linhas Aéreas Inteligentes S.A.

Opinion on Internal Control over Financial Reporting

We have audited Gol Linhas Aéreas Inteligentes S.A.’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Gol Linhas Aéreas Inteligentes S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated March 13, 2019 expressed an unqualified opinion thereon.

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

March 13, 2019

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of financial position

As of December 31, 2018 and 2017

(In thousands of Brazilian Reais - R$)

Statement of financial position

Assets	Note	12/31/2018	12/31/2017
			(As restated)
Current assets
Cash and cash equivalents	5	826,187	1,026,862
Short-term investments	6	478,364	955,589
Restricted cash	7	133,391	-
Trade receivables	8	853,328	936,478
Inventories	9	180,141	178,491
Recoverable taxes	10.1	360,796	83,210
Derivatives	28	-	40,647
Other current assets		478,628	123,721
Total current assets		3,310,835	3,344,998

Noncurrent assets
Deposits	11	1,612,295	1,163,759
Restricted cash	7	688,741	268,047
Recoverable taxes	10.1	95,873	7,045
Deferred taxes	10.2	73,822	276,514
Investments	13	1,177	1,333
Property, plant and equipment	14	2,818,057	3,195,767
Intangible assets	15	1,777,466	1,747,285
Total noncurrent assets		7,067,431	6,659,750

Total assets		10,378,266	10,004,748

The accompanying notes are an integral part of these consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of financial position

As of December 31, 2018 and 2017

(In thousands of Brazilian Reais - R$)

Liabilities and equity	Note	12/31/2018	12/31/2017
			(As restated)

Current liabilities
Short-term debt	16	1,223,324	1,162,872
Suppliers		1,403,815	1,249,124
Suppliers – Forfaiting	17	365,696	78,416
Salaries		368,764	305,454
Taxes payable	18	111,702	134,951
Landing fees		556,300	365,651
Advances from ticket sales	19	1,673,987	1,476,514
Mileage program		826,284	765,114
Advances from customers		169,967	21,718
Provisions	20	70,396	46,561
Derivatives	28	195,444	34,457
Operating leases	27	135,799	28,387
Other liabilities		99,078	100,401
Total current liabilities		7,200,556	5,769,620

Noncurrent liabilities
Long-term debt	16	5,861,143	5,942,795
Suppliers		120,137	222,026
Provisions	20	829,198	562,628
Mileage program		192,569	188,204
Deferred taxes	10.2	227,290	188,005
Taxes payable	18	54,659	66,196
Derivatives	28	214,218	-
Operating leases	27	135,686	110,723
Other liabilities		48,161	43,072
Total noncurrent liabilities		7,683,061	7,323,649

Equity
Capital stock	21.1	2,942,612	2,927,184
Advance for future capital increase	21.1	2,818	-
Treasury shares	21.2	(126)	(4,168)
Capital reserves		88,476	88,762
Equity valuation adjustments		(500,022)	(79,316)
Share-based payments reserve	23	117,413	119,308
Gains on change in interest in investment		759,984	760,545
Accumulated losses		(8,396,567)	(7,312,849)
Deficit attributable to equity holders of the parent		(4,985,412)	(3,500,534)

Non-controlling interests from Smiles		480,061	412,013
Total deficit		(4,505,351)	(3,088,521)

Total liabilities and deficit		10,378,266	10,004,748

The accompanying notes are an integral part of these consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of operations

For the years ended of December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except basic and diluted earnings (loss) per share)

DRE

	Note	12/31/2018	12/31/2017 (As restated)	12/31/2016 (As restated)
Net revenue
Passenger		10,633,488	9,564,041	9,047,081
Cargo and other		777,866	764,993	673,416
Total net revenue	23	11,411,354	10,329,034	9,720,497

Operating costs and expenses
Salaries		(1,903,852)	(1,708,111)	(1,656,785)
Aircraft fuel		(3,867,673)	(2,887,737)	(2,695,390)
Aircraft rent		(1,112,837)	(939,744)	(996,945)
Sales and marketing		(581,977)	(590,814)	(555,984)
Landing fees		(743,362)	(664,170)	(687,366)
Aircraft, traffic and mileage servicing		(613,768)	(628,140)	(610,293)
Maintenance, materials and repairs		(570,333)	(368,719)	(593,090)
Depreciation and amortization		(668,516)	(505,425)	(447,668)
Passenger service expenses		(474,117)	(437,045)	(461,837)
Other operating income (expenses), net		524,656	(610,310)	(320,948)
Total operating costs and expenses		(10,011,779)	(9,340,215)	(9,026,306)

Equity results	13	387	544	(1,280)
Income before financial results, net and income taxes		1,399,962	989,363	692,911

Financial results	25
Financial income		259,728	213,446	568,504
Financial expenses		(1,061,089)	(1,050,461)	(1,271,564)
Exchange rate variation, net		(1,081,197)	(81,744)	1,367,937
Total financial results		(1,882,558)	(918,759)	664,877

Income (loss) before income taxes		(482,596)	70,604	1,357,788

Income taxes
Current		(52,139)	(239,846)	(257,944)
Deferred		(244,989)	547,059	(1,114)
Total income taxes	10.2	(297,128)	307,213	(259,058)

Net income (loss) for the year		(779,724)	377,817	1,098,730

Net income (loss) attributable to:
Equity holders of the parent		(1,085,393)	18,792	845,985
Non-controlling interests from Smiles		305,669	359,025	252,745

Basic earnings (loss) per share
Per common share	22	(0.089)	0.002	0.070
Per preferred share	22	(3.115)	0.054	2.444

Diluted earnings (loss) per share
Per common share	22	(0.089)	0.002	0.070
Per preferred share	22	(3.115)	0.053	2.440

The accompanying notes are an integral part of these consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of comprehensive income (loss)

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$)

OCI

	Note	12/31/2018	12/31/2017 (As restated)	12/31/2016 (As restated)

Net income (loss) for the year		(779,724)	377,817	1,098,730

Other comprehensive income (loss) to be reclassified to profit and loss in subsequent periods	28
Cash flow hedge		(420,706)	67,913	123,889
Tax effect		-	-	(92,179)
Total		(420,706)	67,913	31,710

Total comprehensive income (loss) for the year		(1,200,430)	445,730	1,130,440

Comprehensive income (loss) for the year attributable to:
Equity holders of the parent		(1,506,099)	86,705	877,695
Non-controlling interests from Smiles		305,669	359,025	252,745

The accompanying notes are an integral part of these consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Consolidated statements of changes in equity

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$)

					Capital reserves
	Note	Capital stock	Advance for future capital increase	Treasury shares	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Unrealized hedge gains (losses)	Share- based payments	Gains on change in investment reserve	Accumulated losses	Total attributable to equity holders of the parent	Smiles’ non- controlling interests	Total
Balances as of December 31, 2015 (as restated)		2,924,887	-	(22,699)	27,882	70,979	(178,939)	103,126	690,379	(8,177,626)	(4,562,011)	224,022	(4,337,989)
Other comprehensive income, net		-	-	-	-	-	31,710	-	-	-	31,710	-	31,710
Stock option exercised		-	-	-	-	-	-	-	-	-	-	3,507	3,507
Share issuance costs		(395)	-	-	-	-	-	-	-	-	(395)	-	(395)
Share-based payments		-	-	-	-	-	-	12,658	-	-	12,658	413	13,071
Gains on change in investment		-	-	-	-	-	-	-	2,872	-	2,872	313	3,185
Net income for the year (as restated)	4.25.1	-	-	-	-	-	-	-	-	845,985	845,985	252,745	1,098,730
Restricted shares transferred		-	-	9,328	(7,462)	-	-	(1,866)	-	-	-	-	-
Interest attributable to shareholders’ equity		-	-	-	-	-	-	-	-	-	-	(10,422)	(10,422)
Dividends declared		-	-	-	-	-	-	-	-	-	-	(177,331)	(177,331)
Balances as of December 31, 2016 (as restated)		2,924,492	-	(13,371)	20,420	70,979	(147,229)	113,918	693,251	(7,331,641)	(3,669,181)	293,247	(3,375,934)
Other comprehensive income, net		-	-	-	-	-	67,913	-	-	-	67,913	-	67,913
Stock options exercised		2,692	-	-	-	-	-	-	-	-	2,692	-	2,692
Capital increase from exercise of stock option in subsidiary		-	-	-	-	-	-	-	-	-	-	1,988	1,988
Share issuance costs		-	-	-	-	-	-	-	-	-	-	(523)	(523)
Share-based payments	23	-	-	-	-	-	-	11,956	-	-	11,956	192	12,148
Gains on change in interest in investment		-	-	-	-	-	-	-	3,994	-	3,994	-	3,994
Sale of interest in subsidiary		-	-	-	-	-	-	-	63,300	-	63,300	4,865	68,165
Treasury shares transferred		-	-	9,203	(2,637)	-	-	(6,566)	-	-	-	-	-
Net income for the year (as restated)	4.25.1	-	-	-	-	-	-	-	-	18,792	18,792	359,025	377,817
Interest attributable to shareholders’ equity declared by Smiles		-	-	-	-	-	-	-	-	-	-	(14,071)	(14,071)
Minimum dividends declared by Smiles		-	-	-	-	-	-	-	-	-	-	(46,931)	(46,931)
Additional dividends distributed by Smiles		-	-	-	-	-	-	-	-	-	-	(185,779)	(185,779)
Balances as of December 31, 2017 (as restated)		2,927,184	-	(4,168)	17,783	70,979	(79,316)	119,308	760,545	(7,312,849)	(3,500,534)	412,013	(3,088,521)
Initial adoption of accounting standard – IFRS 9 (*)	4.25.2	-	-	-	-	-	-	-	-	1,675	1,675	38	1,713
Other comprehensive loss, net		-	-	-	-	-	(420,706)	-	-	-	(420,706)	-	(420,706)
Stock options exercised	21.1	15,428	2,818	-	-	-	-	-	-	-	18,246	-	18,246
Stock option exercised in subsidiary		-	-	-	-	-	-	-	-	-	-	875	875
Share-based payments	23	-	-	-	-	-	-	17,790	-	-	17,790	782	18,572
Effects on change in interest in investment		-	-	-	-	-	-	-	(561)	-	(561)	561	-
Treasury shares buyback	21.2	-	-	(15,929)	-	-	-	-	-	-	(15,929)	-	(15,929)
Treasury shares transferred	21.2	-	-	19,971	(286)	-	-	(19,685)	-	-	-	-	-
Net loss for the year		-	-	-	-	-	-	-	-	(1,085,393)	(1,085,393)	305,669	(779,724)
Dividends and interest on shareholders’ equity paid by Smiles		-	-	-	-	-	-	-	-	-	-	(172,865)	(172,865)
Dividends and interest on shareholders’ equity distributed by Smiles		-	-	-	-	-	-	-	-	-	-	(67,012)	(67,012)
Balances as of December 31, 2018		2,942,612	2,818	(126)	17,497	70,979	(500,022)	117,413	759,984	(8,396,567)	(4,985,412)	480,061	(4,505,351)
(*) On January 1, 2018, the Company adopted IFRS 9 – “Financial Instruments” which resulted in an initial adjustment in allowance for doubtful accounts. See note 4.25.2.

The accompanying notes are an integral part of these consolidated financial statements.

Gol Linhas Aéreas Inteligentes S.A.

Statements of cash flows

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$)

	12/31/2018	12/31/2017 (As restated)	12/31/2016 (As restated)
Operating activities
Net income (loss) for the year	(779,724)	377,817	1,098,730
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	668,516	505,425	447,668
Allowance for doubtful accounts	(9,789)	24,913	9,806
Provisions for legal proceedings	243,860	158,263	189,244
Provisions for inventory obsolescence	5,023	3,059	-
Deferred taxes	244,989	(547,059)	1,114
Equity results	(387)	(544)	1,280
Share-based payments	18,572	14,849	13,524
Exchange and monetary variations, net	946,732	95,132	(1,149,616)
Interest on debt and finance lease	679,985	566,902	682,188
Unrealized hedge results	(13,239)	8,639	82,990
Provision for profit sharing	127,618	65,573	56,238
Disposals of property, plant and equipment and intangible assets	90,639	145,855	181,308
Losses from capital increase in associate	-	-	1,368
Other	65,334	15,184	16,232
Gain on redemption of debt	-	-	(286,799)
	2,288,129	1,434,008	1,345,275

Changes in assets and liabilities:
Trade receivables	95,844	(198,370)	(307,574)
Short-term investments	695,831	(353,231)	83,062
Inventories	(6,673)	1,038	16,648
Deposits	(402,495)	46,388	(323,641)
Suppliers	16,382	(202,462)	204,184
Suppliers – Forfaiting	267,502	76,157	-
Advances from ticket sales	197,473	271,386	(17,076)
Mileage program	65,535	(47,714)	9,374
Advances from customers	148,249	4,895	3,364
Salaries	(64,308)	(43,641)	(23,351)
Landing fees	190,649	126,085	(74,090)
Taxes obligation	127,663	460,980	257,464
Derivatives	8,385	(32,310)	(13,384)
Provisions	(236,882)	(270,970)	(253,643)
Operating leases	103,838	131,877	(158,994)
Other assets (liabilities)	(736,638)	18,157	64,220
Interest paid	(508,973)	(528,398)	(606,405)
Income taxes paid	(167,642)	(221,122)	(226,500)
Net cash flows from (used in) operating activities	2,081,869	672,753	(21,067)

Investing activities
Sale of interest in subsidiary	-	68,163	-
Short-term investments of Smiles	(163,218)	(171,174)	(45,651)
Restricted cash	(548,928)	(100,835)	542,107
Capital increase in associate	-	-	(3,439)
Advances for property, plant and equipment acquisition, net	(106,628)	68,679	536,444
Property, plant and equipment acquisitions	(686,946)	(370,438)	(409,709)
Intangible assets acquisitions	(82,079)	(55,449)	(29,656)
Dividends received from associate	543	1,249	1,993
Net cash flows (used in) from investing activities	(1,587,256)	(559,805)	592,089

Gol Linhas Aéreas Inteligentes S.A.

Statements of cash flows

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$)

	12/31/2018	12/31/2017 (As restated)	12/31/2016 (As restated)
Financing activities
Loan funding	1,703,933	1,898,738	-
Debt issuance and exchange offer costs	(39,926)	(65,628)	(27,249)
Loan payments	(1,318,349)	(274,480)	(520,519)
Early payment of Senior Notes	(630,989)	(707,142)	-
Finance lease payments	(251,557)	(239,092)	(342,791)
Treasury share buyback	(15,929)	-	-
Dividends and interest attributable to shareholders’ equity paid to non-controlling interests of Smiles	(219,493)	(254,892)	(171,829)
Capital increase	15,428	2,692	-
Stock option exercised in subsidiary	875	-	-
Advance for future capital increase	2,818	-	-
Share issuance costs	-	(523)	(395)
Net cash flows (used in) from financing activities	(753,189)	359,673	(1,062,783)

Foreign exchange rate variation on cash held in foreign currencies	57,901	(7,966)	(18,364)

Net increase (decrease) in cash and cash equivalents	(200,675)	464,655	(510,125)

Cash and cash equivalents at beginning of the year	1,026,862	562,207	1,072,332
Cash and cash equivalents at end of the year	826,187	1,026,862	562,207

Statements of cash flows – Additional information

Non-cash transactions
Interest on shareholders’ equity and dividends, net of taxes	(8,672)	(49,602)	-
Dividends	(58,632)
Deposits in guarantee for lease agreements	-	10,307	-
Write-off of finance lease agreements	(805,081)	(15,334)	-
Renegotiation of finance lease agreements	-	-	549,144
Provision for aircraft return	147,548	-	97,423
Software acquisition	-	-	25,660
Property, plant and equipment acquisition through Finimp	193,506	63,066	-

The accompanying notes are an integral part of these consolidated financial statements.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.   General information

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GLAI”) is a publicly-listed company incorporated on March 12, 2004, under the Brazilian Corporate Law. According to the Bylaws, the Company’s main purpose is to exercise control of GOL Linhas Aéreas S.A. (“GLA”), formerly denominated VRG Linhas Aéreas S.A., or its successor, and, through its subsidiaries or associates, also explore:

•      the regular and non-regular flight transportation services of passengers, cargo and mail, domestically or internationally, according to the concessions granted by the regulator;

•      other activities in relation to flight transportation services of passengers, cargo and mail;

•      services to maintain and repair its own or third-party’s aircraft, engines and parts;

•      airplane hangar services;

•      the development of other activities related or ancillary to flight transportation and other above-mentioned activities;

•      development of loyalty programs; and

•      holding shares in other companies’ capital stock, as a shareholder, partner or member.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”). The Company adopted Level 2 Differentiated Corporate Governance Practices from the B3 and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created for companies committed to apply differentiated corporate governance practices.

The Company’s corporate address is located at Praça Comandante Linneu Gomes, s/n, concierge 3, building 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.   Capital structure and net working capital

As of December 31, 2018, the Company’s deficit of shareholders’ equity totaled R$4,505,351 (R$3,088,521 as of December 31, 2017) and a had negative net working capital of R$3,889,721 (R$2,424,622 as of December 31, 2017). Both positions are mainly due to the depreciation of the Brazilian Real against the U.S. dollar (“US$”) over the difference between assets and liabilities, in 2015 and 2018 of 47.0% and 17.1%, respectively. The net working capital was also impacted by the payment terms with suppliers and increase in the volume of suppliers - forfaiting operations.

GLA is highly sensitive to the economy and also to the U.S. dollar, as approximately 50% of its costs are denominated in U.S. dollar and GLA’s capacity to adjust ticket prices charged to its clients in order to offset the U.S. dollar appreciation is dependent on capacity (offer) and ticket prices practiced by the competitors.

The Company implemented several initiatives to adjust its fleet size to the economy growth and match seat supply to demand, in order to maintain a high load factor, reduce costs and adjust its capital structure.

At the end of 2017, the Company executed initiatives to restructure its statement of financial position, consisting of lengthening of maturity terms and reducing the financial cost of its debt structure, as a result of an issuance of Senior Notes on December 11, 2017, which raised US$500 million, at interest rates of 7.1% per year, partially used to amortize debts with average interest rates of 9.8% per year.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

In October 2018, the Company concluded the refinancing of the debentures issued by GLA, fully amortizing the amount of R$1,025,000 and issuing a new series of non-convertible, unsecured debentures in the amount of R$887,500, thus reducing net debt by R$137,500. The new debentures were issued with interest at 120.0% of the Interbank Deposit Certificate (“CDI”) rate, a significant reduction in relation to the amortized debt, at 132.0% of the CDI rate. This operation decrease the leverage of the Company’s statement of financial position and adjusted GLA’s operating cash flow generation with the amortizing of its liabilities.

The Company will continue strengthening its balance sheet management and results in order to guarantee sustainability, including the corporate reorganization described in Note 1.3. Management understands that the business plan prepared, presented and approved by the Board of Directors on January 17, 2019, shows strong elements to continue as going concern.

1.2.    Ownership structure

The ownership structure of the Company and its subsidiaries as of December 31, 2018 is as follows:

GLAI
52.7%
100.0%
100.0%
100.0%
100.0%
GLA
GAC Inc.
Gol Finance
Gol Finance Inc.
Smiles Fidelidade S.A.
60.0%
SCP Trip
100.0%
25.4%
100.0%
Smiles Fidelidade S.A. Argentina
Netpoints S.A.
Smiles Viagens e Turismo S.A.
98.0%
2.0%
Smiles Viajes Y Turismo S.A.
Operations in Brazil
Offshore subsidiaries

As of November 7 and 20, 2018, through the subsidiary Smiles Fidelidade S.A. (“Smiles Fidelidade” previously denominated Webjet Participações S.A. before the change in its corporate name occurred on July 1st, 2017), the entity and subsidiary, Smiles Fidelidade S.A.( “Smiles Fidelidade Argentina”) and Smiles Viajes Y Turismo S.A. (“Smiles Viagens Argentina”)  were respectively established, both headquartered in Buenos Aires, Argentina, with the purpose of promoting the operations of the Smiles Program and airline ticket sales in that country.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company was a direct parent company of Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”) until September 14, 2018.

On August 10, 2017, the subsidiary Smiles Fidelidade acquired all the shares of Smiles Viagens e Turismo S.A. (“Smiles Viagens”), whose main purpose is to provide travel arrangement services, including the booking or sale of airline tickets, accommodations and vacation packages, among others. Smiles Viagens began its operations in January 2018.

1.3.   Corporate reorganization plan - 2018

On October 14, 2018, the Company announced to the market a corporate reorganization comprising the intention to (i) not renew our services agreement with Smiles beyond its current expiration in 2032 and (ii) merge Smiles into GLA. Smiles has established an independent committee that will evaluate the terms of a potential transaction, if any. The Company cannot foresee if, when or on which terms a transaction may result from its negotiations with Smiles’ independent committee. Any transaction would be subject to approval by shareholders of the Company and Smiles, as well as regulatory approvals.

1.4.   Corporate reorganization - 2017

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

1.5.   Compliance program

Since 2016, the Company has taken several steps to strengthen and expand its internal control and compliance programs, including:

•      hiring specialized companies in order to evaluate risks and review internal controls regarding frauds and corruptions;

•      integration of the risks functions, compliance and the internal controls through the Executive Board of Corporate Risks, Compliance and Internal Controls, reporting directly to the Company’s president, and independent access to the Board of Directors and the Statutory Audit Committee;

•      monitoring  transactions involving politically exposed persons;

•      enhancement of its procedures of supervision of the execution of contracted services;

•      updating its procurement policies and flow of contracts management;

•      revising the code of ethics, manual of conduct and several compliance policies, including the mandatory training.

The senior management is constantly reinforcing to its employees, customers and suppliers its commitment to continue improving its internal control and compliance programs.

As previously disclosed in the financial statements for the year ended December 31, 2017, the Company entered into an agreement with the Brazilian Federal Public Ministry (the “Agreement”), under which the Company agreed to pay R$12.0 million in fines and make improvements to its compliance program along with the Federal Public Ministry on not to raise any charges related to activities that are the subject to the Agreement, in addition, the Company paid R$4.2 million in fines to the Brazilian tax authorities.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company voluntarily informed the U.S. Department of Justice (“DOJ”), the Securities and Exchange Commission (“SEC”) and the Brazilian Securities Commission (“CVM”) of the external independent investigation hired by the Company and the Agreement. The external independent investigation was concluded in April 2017. It revealed that certain immaterial payments were made to politically exposed persons. None of our current employees, representatives or members of our board or Management was knowledgeable of any illegal purpose behind any of the identified transactions or of any illicit benefit to the Company arising from the investigated transactions.

The Company reported the conclusions of the investigation to the relevant authorities and will keep them informed of the developments regarding this issue, as well as monitoring the analyses initiated by these bodies. These authorities may impose fines and possibly other sanctions to the Company.

2.   Management’ statement, basis of preparation and presentation of the financial statements

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were prepared using the Brazilian real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian reais, and the amounts disclosed in other currencies, when necessary, are also reported in thousands. The items disclosed in foreign currencies are identified, when applicable.

The preparation of the Company’s consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions affecting the stated amounts of revenues, expenses, assets and liabilities. However, the uncertainty inherent in these judgments, assumptions and estimates could give rise to results that require a material adjustment of the book value of certain assets and liabilities in future reporting years.

The Company continually review its judgments, estimates and assumptions.

When preparing these financial statements, Management used the following disclosure criteria: (i) regulatory requirements; (ii) the relevance and specificity of the information on the Company’s operations provided to users; (iii) the information needs of the users of the financial statements; and (iv) information from other entities in the same sector, mainly in the international market.

Management confirms that all the material information in these consolidated financial statements is being demonstrated and corresponds to the information used by Management in the development of its business management activities.

The financial statements were prepared based on the historical cost, except for the following relevant items recorded in the statements of financial position:

•      short-term investments classified as cash and cash equivalents measured at fair value;

•      short-term investments comprising exclusive investment funds measured at fair value;

•      derivative financial instruments measured at fair value; and

•      investments recorded by the equity method.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 have been prepared assuming that it will continue as going concern, realizing assets and settling liabilities in the normal course of business, as per Note 1.1.

3.   Approval of consolidated financial statements

The consolidated financial statement was authorized for issue by Management on March 13, 2019.

4.   Summary of significant accounting practices

4.1.    Consolidation

The consolidated financial statements include the financial statements of the Company and the subsidiaries in which it holds direct or indirect control. All transactions and balances between GLAI and its subsidiaries were eliminated in the consolidation, as well as unrealized earnings or losses from those transactions, including taxes and charges.

Entity	Date of constitution	Location	Operational activity	Type of control	% equity interest
					2018	2017
Offshore subsidiaries:
GAC	03/23/2006	Cayman Islands	Aircraft acquisition	Direct	100.0	100.0
Gol Finance Inc.	03/16/2006	Cayman Islands	Financial funding	Direct	100.0	100.0
Gol Finance	06/21/2013	Luxembourg	Financial funding	Direct	100.0	100.0
Subsidiaries:
GLA	04/09/2007	Brazil	Flight transportation	Direct	100.0	100.0
AirFim (a)	11/07/2003	Brazil	Investment funds	Indirect	100.0	100.0
Sul América Gol Max (a)	03/14/2014	Brazil	Investment fund	Indirect	100.0	100.0
Smiles Fidelidade	08/01/2011	Brazil	Loyalty program	Direct	52.7	52.7
Smiles Viagens	08/10/2017	Brazil	Travel agency	Indirect	100.0	100.0
Smiles Fidelidade Argentina (b)	11/07/2018	Argentina	Loyalty program	Indirect	100.0	-
Smiles Viagens Argentina (b)	11/20/2018	Argentina	Travel agency	Indirect	98.0	-
Fundo Sorriso (a)	07/14/2014	Brazil	Investment fund	Indirect	100.0	100.0
Jointly controlled:
SCP Trip	04/27/2012	Brazil	Flight magazine	Indirect	60.0	60.0
Associate:
Netpoints	11/08/2013	Brazil	Loyalty program	Indirect	25.4	25.4

(a)     These comprise exclusive investment funds and those funds’ assets are consolidated in the financial statements of the Company.

(b)     Startup entities.

The accounting policies have been applied consistently in all consolidated companies and in accordance with those adopted by GLAI and adopted in the previous year, except for the adoption of IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) and IFRS 9 – Financial Instruments (“IFRS 9”). For further information, see Notes 4.25.1 and 4.25.2, respectively.

4.2.   Investments

Investments in associates are initially recognized at their cost and subsequently adjusted by the equity method. In the case an investee records operating losses that lead to negative equity, the Company considers the accounting under IAS 28 - “Investments in Associates and Joint Ventures” and did not record additional losses. The Company will resume recording equity results when the investee fully recovers the accumulated losses.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.3.    Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and short-term investments of investment funds and securities with immediate liquidity, whose are considered readily convertible to a known amount of cash with insignificant risk of change in value. Short-term investments classified under this group, due to their own nature, are measured at fair value through profit or loss and will be used by the Company in the short-term.

4.4.    Short-term investments

In the presentation and measurement of financial assets, the Company considers IFRS 9 - Financial Instruments, which requires financial assets to be initially measured at fair value, less costs directly attributable to their acquisition. In addition, subsequent measurements are divided in two categories:

4.4.1. Amortized cost

Short-term investments are measured at amortized cost when the following conditions are met:

•      the Company plans to hold the financial asset in order to collect the contractual cash flows;

•      the contractual cash flows represent solely payments of principal and interest (“SPPI”); and

•      the Company did not adopt the fair value methodology in order to eliminate measurement inconsistencies known as “accounting mismatch”.

4.4.2. Fair value

•      through other comprehensive income: short-term investments are measured at fair value through other comprehensive income (“FVOCI”) when both of the following conditions are met: (i) the Company plans to hold the financial asset in order to collect the contractual cash flows and sell the asset; and (ii) the contractual cash flows represent SPPI;

•      through profit or loss: it is considered a residual category, i.e. if the Company does not plan to hold the financial asset in order to collect the contractual cash flows and/or sell the asset, the financial asset should be measured at fair value through profit or loss (“FVPL”).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.5.    Restricted cash

Restricted cash comprises mainly marketable securities measured at fair value through profit or loss, used as guarantees linked to financial instruments and short and long-term financing.

4.6.    Trade receivables

Trade receivables are measured based on the billed amount, net of estimated losses from doubtful accounts and approximate their fair value, given their short-term nature. With the adoption of IFRS 9 - Financial Instruments, since January 1, 2018, the allowance for doubtful accounts has been measured using the simplified approach, based on historical data, projecting the estimated loss over the life of the contract, and no longer on the historical loss incurred, through the segmentation of the receivables portfolio into groups that have the same receipt pattern, based on the maturity dates. Additionally, the Company carries out a case-by-case analysis to assess risks of default in specific cases.

4.7.    Inventories

Inventory balances mainly comprise spare parts maintenance and replacement materials. Inventories are measured at average acquisition cost plus expenses, such as non-recoverable taxes, custom expenses incurred with the acquisition and costs from the transport to the current location. Provisions for inventory obsolescence are recorded for items that are not expected to be realized.

4.8.    Income and social contribution taxes

4.8.1. Current taxes

The provision for income tax and social contribution is based on the taxable income. The provisions for income and social contribution taxes are calculated for each company on a standalone basis using statutory rates enacted at the end of the year.

4.8.2. Deferred taxes

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

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.9.    Rights and obligations from derivative financial instruments

Changes on aircraft fuel, interest rate and foreign currency expose the Company and its subsidiaries to risks that may affect its financial performance. In order to mitigate these risks, the Company uses financial instruments that may or may not be designated as hedge accounting, and, if designated, are classified as cash flow hedges or fair value hedges.

4.9.1. Derivative financial instruments not designated for hedge accounting

The Company may use derivative financial instruments as not designated as hedge accounting when the objectives of the Risk Management do not require such classification. The non-designated operations have movements in fair value directly recognized in financial results.

4.9.2. Derivative financial instruments designated as cash flow hedge

Hedge the income or expenses from the fluctuations on exchange rates and fuel. The effectiveness is based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items. The balance of the actual fluctuations in the fair values of the derivatives are classified in equity (under “Other comprehensive income (loss)”) and the ineffective gains or losses are recognized in profit or loss (under “Financial results”), until the revenue recognition or hedged expense under the same item of profit or loss in which the item is recognized.

4.9.3. Derecognition and write-off of financial instruments

Hedge accounting is likely to be discontinued prospectively when (i) the Company and its subsidiaries cancel the hedge relationship; (ii) the derivative instrument matures or is sold, terminated or executed; (iii) the hedged object is unlikely to be realized; or (iv) it no longer qualifies as hedge accounting. If the operation is discontinued, any gains or losses previously recognized under “Other comprehensive income (loss)” and accrued in equity until that date are immediately recognized in profit or loss for the year.

4.10.          Deposits

4.10.1.    Deposits for aircraft and engine maintenance

Refer to payments made in U.S. dollars to lessors for the future maintenance of aircraft and engines. These assets are substantially realized when the deposits are used to pay for maintenance services or through the receipt of funds, in accordance with the negotiations carried out with the lessors. The exchange variation of those payments is recognized as income or expense in the financial result. Management carries out periodical analyses of the recovery of said deposits based on the eligibility of application of said amounts to future maintenance events and believes that the amounts recorded in the statement of financial position are realizable.

Certain lease agreements establish that if a maintenance event does not occur, the deposits are not refundable. Any excess amounts retained by the lessor upon termination of the lease agreement are recognized in profit or loss, under “maintenance, materials and repairs”.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Additionally, the Company maintains agreements with some lessors to replace deposits with letters of credit, which can be executed by the lessors if the aircraft and engine maintenance does not occur in accordance with the inspection schedule. Several aircraft lease agreements do not require maintenance deposits and have the letters of credit to ensure that maintenance occurs in the scheduled periods (see Note 11). Until December 31, 2018, no letter of credit had been executed against the Company.

4.10.2.    Deposits and guarantees for lease agreements

Deposits and guarantees are denominated in U.S. dollars and monthly adjusted for the foreign exchange variation, they do not bear interest and are reimbursable to the Company upon termination of the agreements.

4.11.         Property, plant and equipment

Property, plant and equipment items, including rotables parts, are recorded at the acquisition or construction cost, including interest and other financial charges. Each component of the property, plant and equipment item that has a significant cost in relation to the overall cost of the item is depreciated separately. The estimated economic useful life of property, plant and equipment items, for depreciation purposes, is shown in Note 14.

The estimated market value at the end of the useful life of the item is used as an assumption to determine the residual value of the Company’s property, plant and equipment items. Except for aircraft classified as finance leases, other items do not have a residual value. The assets’ residual value and useful lives are annually reviewed by the Company. The residual value and the useful life of assets are reviewed annually and adjusted prospective, if necessary.

The carrying amount of the property, plant and equipment is analyzed in order to verify possible impairment losses when events or changes in circumstances indicate that the book amount is higher than the estimated recoverable amount.

A property, plant and equipment item is disposed after a sale occurs or when there are no future economic benefits resulting from the asset’s continuous use. Any gain or loss from the sale or write-off of an item is determined by the difference between the amount received for the sale and the carrying amount of the asset and is recognized in the statement of operations.

Additionally, the Company adopts the following treatment for the groups below:

4.11.1.    Advances for aircraft acquisition

Refer to prepayments in U.S. dollars to Boeing for the acquisition of 737-MAX aircraft. The advances are converted at the historical foreign exchange rate.

4.11.2.    Lease agreements

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

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The leased asset is depreciated over the useful life of the asset. However, when it is uncertain that ownership will be transferred to the Company at the end of the lease agreement, the asset is depreciated over its expected useful life or the contractual lease term period, which ever is shorter.

Other aircraft and engine leases are classified as operating lease and payments are recognized as an expense on a straight-line basis during the term of the agreement. Future payments of these agreements do not represent an obligation recorded in the statement of financial position; however, the commitments assumed are presented in Note 27.

4.11.3.    Sale-leaseback transactions

Gains or losses arising from the Company’s sale-leaseback transactions classified after the sale of rights as operating lease are accounted as follows:

•    Immediately in profit or loss when it is clear that the transaction is established at fair value;

•    If the transaction price is below or above the fair value, any gain or loss is immediately recognized in profit or loss, however if the loss is compensated by future lease payments at below or above market price (the gains or losses are deferred and amortized in proportion to the lease payments during the period that the assets will be used).

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

If the sale-leaseback transactions results in a finance lease, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term. The Company did not enter into any sale-leaseback transaction that resulted in a finance lease during the years ended December 31, 2018, 2017 and 2016.

4.11.4.    Capitalization of contractual obligations with aircraft return conditions

The Company records a provision for future costs to be incurred upon the aircraft return. Such provision is determined based on the estimated costs to be incurred upon redelivery and the contractual requirements of operating lease agreements as described in Note 20. After initial recognition, the corresponding asset is depreciated on a straight line basis over the terms of the contract.

4.11.5.    Capitalization of major engine, aircraft, landing gear and APU (Auxiliary Power Unit) maintenance expenses

Cost on major maintenance, including labor and replacement parts, are capitalized only if there is an extension of the estimated useful life of the aircraft or the engine. Such costs are capitalized and depreciated until the next major maintenance. Any incurred expenses that do not extend the useful life of the asset are recognized directly in profit or loss.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.12.         Intangible assets

4.12.1.    Finite useful life

Intangible assets acquired are measured on initial recognition at cost. Subsequent to initial recognition, intangible assets with finite useful lives, mainly software, are carried at cost less any accumulated amortization and impairment losses, when applicable. Intangible assets generated internally, excluding development costs, are not capitalized. Instead, the related expenditure is recognized in the statement of operations in the year in which the expenditure is incurred.

The useful life of intangible assets is classified as finite or indefinite. Intangible assets with finite useful lives are amortized over their useful economic life and tested for impairment whenever there is any indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible asset with finite useful lives is recognized in the statement operations in the expenses, consistently with the economic useful life of intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are annually tested for impairment, individually or at the level of the cash generating unit.

4.12.2.    Indefinite useful life

4.12.2.1.   Goodwill based on expected future profitability

This category includes amounts related to goodwill from business combinations of the subsidiaries GLA and Smiles Fidelidade. Goodwill is annually tested for impairment by comparing the carrying amount with the recoverable fair value of the cash-generating units. Management exercises considerable judgment to assess the impact of operating and macroeconomic changes in order to estimate future cash flows and measure the recoverable amount of the assets.

4.12.2.2.   Airport operating rights (“slots”)

Airport operating rights were acquired as part of the acquisition of GLA and of Webjet (formerly named Webjet Linhas Aéreas S.A.), and were recognized at their fair value on the acquisition date and are not amortized. Those rights are considered to have an indefinite useful life due to several factors and considerations, including requirements and necessary permits to operate in Brazil and limited slot availability in the most important airports in terms of air traffic volume. The carrying value of these rights is evaluated annually as to its recoverable amount or in case of changes in circumstances indicates that carrying values may not be recoverable. No impairment has been recorded as of the balance sheet date.

4.13.         Short and long-term debt

Short and long-term debt is initially recognized at fair value less any directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

4.14.         Suppliers and other liabilities

Suppliers and other liabilities are initially recognized at fair value and subsequently added, when applicable, of relevant charges and monetary and exchange variations incurred up to the date the financial statements.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.14.1.     Suppliers - Forfaiting

Management negotiated with suppliers to extend payment terms. As a result, the Company signed an agreement with financial institutions to allow the anticipation of trade receivables from its suppliers. Taking into account that the early receipt with financial institutions is an option for suppliers, this does not generate financial expenses for the Company, it does not require the mandatory participation of suppliers, and the Company is neither refunded and/nor benefited with discounts from the financial institution due to prepayment before the maturity date agreed upon with the supplier. There is no change in the bill subordination level in the event of judicial execution. As of December 31, 2018, the balance of suppliers benefited from such agreement totaled R$365,696 (R$78,416 as of December 31, 2017), as described in note 17.

4.15.         Advances from ticket sales

Advances from ticket sales represent the Company’s obligation to provide flight transportation services and other services in addition to the main obligation with its customers, net of breakage revenue, which is recognized in profit or loss, as per Note 4.17.1.

4.16.         Provisions

4.16.1.    Provision for aircraft return

Aircraft negotiated under operating lease agreements normally include contractual obligations establishing return conditions. In these cases, the Company records provisions for return costs, since these are present obligations arising from past events that will generate future disbursements, which are measured with reliable estimate. These costs refer mainly to aircraft reconfiguration (interior and exterior), the obtaining of licenses and technical certifications, painting, etc., as set forth in the contract. The estimated cost is initially recorded at present value in property, plant and equipment. The corresponding entry for the provision for aircraft return is recorded under “Provision for aircraft return”. After initial recognition, liabilities are restated using the capital remuneration rate estimated by the Company by crediting the financial result. Changes in the estimate of expenses to be incurred are recorded prospectively.

4.16.2.    Provision for engine return

Provisions for engine return are estimated based on the minimum contractual conditions in that the equipment must have when returned to the lessor, considering the historical costs incurred and the conditions of the equipment at the time of the evaluation. These provisions are recorded in profit or loss as at the time that the minimum contract requirements are reached and the next maintenance is scheduled for a date later then the engines are expected to be returned.  The Company estimates the provision for engine return in accordance with the costs to be incurred whenever the amount can be measured with reliable estimate. The provision amount will be the present value of the expenses that are expected to settle the obligation. The agreement maturity will be based on the expected date of return of the leased engine, i.e. the lease term.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.16.3.    Provision for tax, fiscal and labor proceedings

Provisions are recorded when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

The Company is a party to various legal and administrative proceedings, mainly in Brazil. The assessments of the likelihood of losses from these litigations include the analysis of existing evidence, the hierarchy of laws, previous court decisions, most recent court decisions and their relevance in the judicial context, as well as the opinion of outside legal advisors. The provisions are reviewed and adjusted to account for changes in circumstances, such as the applicable statute of limitations, completion of tax inspections, or additional exposure identified on the basis of new matters or court decisions.

4.17.         Revenue recognition

4.17.1.    Revenue from passengers, cargo and additional services

The passenger revenue is recognized when air transportation services are actually provided to the passenger. Tickets sold but not yet used are recorded in “Advances from ticket sales” and correspond to deferred revenue of tickets sold to be transported in a future date, net of estimated breakage revenue.

Breakage revenue is the calculation, on a historical basis, of unused, expired tickets, i.e. passengers to be transported that have a high probability of not flying. The calculation is reviewed at least on an annual basis in order to reflect and capture changes in customers’ behavior in relation to expired tickets.

In the consolidated financial statements, the revenue due to exchange of miles from the program and the flight tickets sales is only recognized when the flight transportation is provided.

Cargo revenue is recognized when transportation is provided. Other revenues, including charter services, onboard sales services, tickets exchange rates, checked luggage and other additional services, are recognized when the main obligation of transporting passengers is provided.

4.17.2.    Mileage revenue

The "Smiles Loyalty Program" is designed to retain its customers through the grant of mile credits to its participants. The obligation created by the issuance of miles is measured based on the price at which miles are sold to an airline and non-airline partners of Smiles, classified as the fair value of the transaction. Revenue is recognized when miles are redeemed by the members of the Smiles Program in exchange for rewards with its partners.

According to IFRS 15, the Company acts as an agent and fulfills its performance obligation when miles are redeemed by the members of the Smiles Program in exchange for rewards with its partners, and revenue is recognized in the statement of operations. Therefore, revenue is presented net of its respective direct variable costs associated with the availability of goods and services provided to participants.

Due to its characteristics, the mileage program also allows for the possibility of recognizing breakage revenue, which, in turn, is calculated based on the calculation of miles with a high potential to expire without being used by the Smiles Program members.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

It should be noted that future events may significantly change the profile of customers and their historical pattern of miles redeemed, which in turn may result in changes to the deferred revenue balance and the recognition of breakage revenue. According to the Smiles loyalty program’s policy, all miles in the customers’ accounts are cancelled after 36 months, with the exception of customers in the categories “Ouro” and “Diamante” (Gold and Diamond), whose miles expire after 48 and 120 months, respectively. The miles of the Smiles Club’s members expire after 120 months. The Company reviews the calculation on an annual basis.

4.18.         Share-based payments

4.18.1.    Stock options

The Company offers stock option plans to its executives. The Company recognizes as expenses, on a straight-line basis, the fair value of options or shares, recorded on the grant date, during the service period required by the plan, with a corresponding entry in equity. Accrued expenses recognized reflect the vesting period and the Company’s best estimate of the vesting condition will be met. Expenses or revenues from changes that occurred in the year are recognized in the statement of operations.

The effect of outstanding options is reflected as additional dilution when calculating diluted earnings per share.

4.18.2.    Restricted shares

The Company also offers to its executives a restricted share plan, the shares of which are transferred three years after the grant date, provided that the beneficiary maintains its employment relationship up to the end of this period. The transfer occurs through shares held in treasury, whose value per share is determined by the market price on the date they are transferred to the beneficiary. Gains from changes in the fair value of the share between the grant date and the transfer date of the restricted shares are recorded in equity, under “Goodwill on transfer of shares”.

The impact of the revision of the number of stock options or restricted shares that will not be acquired in relation to the original estimates, if any, is recognized in profit or loss so that the accrued expense reflects the revised estimates with the corresponding adjustment in equity.

4.19.          Profit sharing for employees and management

Profit sharing is granted to the Company’s employees, based on certain goals annually established, and Management, based on statutory provisions proposed by the Board of Directors and approved by shareholders. The amount of profit sharing is recognized in profit or loss for the period when the goals are met.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.20.          Financial income and expenses

Financial income and expenses include revenues from interest on amounts invested, exchange variations on assets, variations in the fair value of financial assets measured at fair value through profit or loss, gains and losses from hedge instruments recognized in profit or loss and interest on short and long-term debt. Interest income and expenses are recognized in profit or loss using the effective interest method.

4.21.          Earnings (loss) per share

Earnings (loss) per share are calculated by dividing the net income or loss by the weighted average number of all classes of shares outstanding during the year.

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. The Company has only the stock option plan in the category of potentially dilutive shares.

4.22.          Segment information

An operating segment is a component of the Company that develops business activities in order to earn revenues and incur expenses. Operating segments reflect the way the Company’s Management reviews financial information in order to make decisions. The Company’s Management identified the following operating segments that comply with quantitative and qualitative disclosure parameters and represent the main types of business: flight transportation and mileage program.

4.22.1.    Flight transportation segment

Flight transportation: the operations are derived from GLA and consist of air transportation services and the major assets that contribute to the generation of revenues are its aircraft. Other revenues primarily arise from cargo, excess baggage charges and cancellation fares, all directly attributable to flight transportation services.

4.22.2.    Loyalty program segment

Smiles loyalty program: the operations in this segment are represented by miles sales transactions to airline and non-airline partners. Under this context, the program management, marketing and rights of redemption of prizes and creating and managing the database of individuals and corporations.

4.23.          Foreign currency transactions

Transactions in foreign currencies are recorded at the exchange rate prevailing at the time that the transaction occurs.  Monetary assets and liabilities denominated in foreign currencies are calculated based on the exchange rate in effect on the reporting date and any difference arising from currency translation is recorded under “Exchange rate variation, net” in the statement of operations.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.24.          Main accounting estimates and assumptions adopted

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

For the years ended December 31, 2018, 2017 and 2016

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

4.25.          New accounting standards and pronouncements adopted during the year

4.25.1.    IFRS 15 - “Revenue from Contracts with Customers”

This standard establishes five-step model to be applied to all revenue from contracts with customers, in accordance with the entity’s performance obligations. The Company adopted the new standard on the date it became effective, as of January 1, 2018, using the full retrospective method. The main impacts from the adoption of this standard are as follows:

Ancillary revenue: comprises all revenue related to flight transportation services. These revenues were assessed and classified as “related to the main service”, and will be recognized only when the flight transportation service is provided. These revenues are now recorded under “Passenger transportation”, instead of under “Other revenue”.

Mileage program: the Company is an agent and the impact refers to the presentation of revenue with redemption of premiums net of the respective variable direct costs related to the availability of goods and services to its members.

Restatement of corresponding periods

For comparison purposes in relation to the financial statements herein, the Company presents below the effects from the adoption of IFRS 15, as if this standard had been adopted as of January 1, 2016:

(i)   adjustment of R$19,575 and R$19,183 as of December 31, 2017 and 2016, respectively, in “Advance ticket sales”, against Accumulated Losses in Equity, related to Ancillary Revenues whose timing of recognition changed;

(ii) the reclassification of R$548,564 and R$540,161 for the years ended December 31, 2017 and 2016, respectively, in ancillary revenue from “Other revenue” to “Passenger transportation”;

(iii)      reduction of R$392 and R$3,634 for the years ended December 31, 2017 and 2016, respectively, in ancillary revenue, whose timing of recognition changed;

(iv) due to the classification of Smiles Fidelidade as an agent, the consolidated statement of operations, excluding transactions with GLA, was impacted by R$246,596 and R$143,204 in the years ended December 31, 2017 and 2016, respectively, due to the reclassification of variable direct costs from “Aircraft, traffic and mileage servicing” to “Mileage revenue”;

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The effects arising from the adoption of IFRS 15 on January 1, 2016 and December 31, 2016 were not material and, for this reason, the Company opted to not present the opening balance sheets reflecting such impacts.

	As previously reported	Deferred revenue Adjustment (i)	As restated
Statement of financial position
As of December 31, 2017

Liabilities
Advances from ticket sales	1,456,939	19,575	1,476,514

Equity
Accumulated losses	(7,293,274)	(19,575)	(7,312,849)
Deficit attributable GLAI’ shareholders	(3,480,959)	(19,575)	(3,500,534)

	As previously reported	Restated net revenue (agent) (iv)	Restated ancillary revenue (ii)	Deferred revenue (iii)	As restated
Statement of operations
Fiscal year ended December 31, 2017

Passenger revenue	9,479,242	-	548,564	(392)	10,027,414
Cargo revenue	354,561	-	-	-	354,561
Mileage revenue	800,976	(246,596)	-	-	554,380
Other revenue	657,609	-	(548,564)	-	109,045
Gross revenue	11,292,388	(246,596)	-	(392)	11,045,400

Sales taxes	(716,366)	-	-	-	(716,366)
Net revenue	10,576,022	(246,596)	-	(392)	10,329,034

Aircraft, traffic and mileage servicing	(874,736)	246,596	-	-	(628,140)
Total operating costs and expenses	(9,586,811)	246,596	-	-	(9,340,215)

Net income for the year before non-controlling interests	378,209	-	-	(392)	377,817

Net income (loss) attributable GLAI’ shareholders	19,184	-	-	(392)	18,792

Basic earnings per share
Per common share	0.002	-	-	(0.000)	0.002
Per preferred share	0.055	-	-	(0.001)	0.054

Diluted earnings per share
Per common share	0.002	-	-	(0.000)	0.002
Per preferred share	0.055	-	-	(0.002)	0.053

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	As previously reported	Restated net revenue (agent) (iv)	Restated ancillary revenue (ii)	Deferred revenue (iii)	As restated
Statement of operations
Fiscal year ended December 31, 2016

Passenger revenue	8,948,170	-	540,161	(3,634)	9,484,697
Cargo revenue	324,492	-	-	-	324,492
Mileage revenue	622,567	(143,204)	-	-	479,363
Other revenue	652,602	-	(540,161)	-	112,441
Gross revenue	10,547,831	(143,204)	-	(3,634)	10,400,993

Sales taxes	(680,496)	-	-	-	(680,496)
Net revenue	9,867,335	(143,204)	-	(3,634)	9,720,497

Aircraft, traffic and mileage servicing	(753,497)	143,204	-	-	(610,293)
Total operating costs and expenses	(9,169,510)	143,204	-	-	(9,026,306)

Net income for the year before non-controlling interests	1,102,364	-	-	(3,634)	1,098,730

Net income (loss) attributable GLAI’ shareholders	849,619	-	-	(3,634)	845,985

Basic earnings per share
Per common share	0.070	-	-	(0.000)	0.070
Per preferred share	2.455	-	-	(0.011)	2.444

Diluted earnings per share
Per common share	0.070	-	-	(0.000)	0.070
Per preferred share	2.450	-	-	(0.010)	2.440

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

4.25.2.    IFRS 9 - “Financial Instruments”

In July 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9 – “Financial Instruments”, which replaces IAS 39 – “Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting.

Due to the adoption of this standard, the Company now measures estimated losses from the allowance for doubtful accounts based on expected losses instead of incurred losses. The Company used the practical expedient provided for in the standard and applied the simplified model to the measurement of the expected loss during the contract lifecycle, through the use of historical data and the segmentation of the receivables portfolio into groups that have the same receipt pattern and maturity dates. IFRS 9 was applied according to modified retrospective method. The Company recognized the difference between the previous book balance and the book value, on the adoption date, corresponding to R$1,713, as an adjustment to the opening balance in accumulated losses, net of tax effects.

4.25.3.    IFRIC 22 - “Foreign Currency Transactions and Advance Consideration”

In December 2016, the IASB issued IFRIC 22, which deals with the exchange rate to be used in transactions that involve consideration paid or received in advance denominated in foreign currency. The interpretation clarifies that the date of transaction is the date on which the company recognizes the non-monetary asset or liability. IFRIC 22 became effective on January 1, 2018. The adoption of this standard did not impact the Company.

4.26.          New accounting standards and pronouncements not yet adopted

4.26.1. IFRS 16 - “Leases”

In January 2016, the IASB issued “IFRS 16 – Leases”.  This new standard will be effective for annual periods beginning on or after January 1, 2019.

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Among the adoption methods provided for in the standard, the Company chose to adopt the modified retrospective method. Therefore, in accordance with IFRS 16, we will not restate comparative information and balances. Within the modified retrospective method, the Company chose to adopt the following transition practical expedients and exemptions:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

•         the Company will use hindsight, such as in determining the lease term and considering extensions and renegotiations throughout the agreement; and

•         the Company will apply a single discount rate to its portfolio of leases with similar characteristics, considering the remaining term of the agreements and the guarantee provided for by the assets.

The Company assessed the impacts arising from the adoption of this standard, considering the above-mentioned assumptions, and will record 120 aircraft and flight equipment lease agreements and 14 other lease agreements as right-of-use, as shown in the table below:

	Assets (a)	Liabilities (b)	Equity (a-b)
Operating leases	-	(219,728)	219,728
Right of use - Aircraft and flight equipment	2,892,836	5,540,621	(2,647,785)
Right of use - Other	41,420	49,975	(8,555)
Net effect	2,934,256	5,370,868	(2,436,612)

The Company assessed the estimated impacts arising from deferred taxes over IFRS 16 adjustments which will be recorded in the accumulated losses as of January 1, 2019 and should not record the corresponding tax effects in accordance to IAS 12 – “Income Taxes”, since GLA has history of losses in recent years.

For its aircraft contracts, the Company is still evaluating the estimated impacts of the return costs that should be part of the measurement of the right-of-use.

As a consequence of the adoption of IFRS 16, the Company’s operating margin will improve since it will no longer be affected by the operating lease expenses, on the other hand it will be charged with depreciation of right of use. Additionally, financial results will be impacted by the increase in interest expenses.

4.26.2.    IFRIC 23 - “Uncertainty Over Income Tax Treatments”

In June 2017, the IASB issued IFRIC 23, which clarifies the application of requirements in IAS 12 “Income Taxes” when there is uncertainty over the acceptance of income tax treatments by the tax authority. The interpretation clarifies that, if it is not probable that the tax authority will accept the income tax treatments, the amounts of tax assets and liabilities shall be adjusted to reflect the best resolution of the uncertainty. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The Company assessed the impacts from the adoption of the standard and concluded that there are no other disclosures in addition to those presented.

The Company will adopt these standards when they become effective, disclosing and recognizing potential impacts on its financial statements as they are applied.

According to Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the results or equity disclosed by the Company.

5.   Cash and cash equivalents

	12/31/2018	12/31/2017
Cash and bank deposits	157,970	427,608
Cash equivalents	668,217	599,254
Total	826,187	1,026,862

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

From the total cash and cash equivalents balance, R$438,654 is related to cash, cash equivalents and bank deposits in foreign currency as of December 31, 2018 (R$462,776 as of December 31, 2017).

The breakdown of cash equivalents is as follows:

	12/31/2018	12/31/2017
Private bonds	360,679	164,959
Government bonds	39	14,039
Investment funds	307,499	420,256
Total	668,217	599,254

As of December 31, 2018, the private bonds were comprised by buy-back transactions, certificates of deposit (Bank Deposit Certificates - “CDBs”) and time deposits, remunerated at a weighted average rate equivalent to 82.9% of the CDI rate (77.6% of the CDI rate as of December 31, 2017) for domestic short-term investments and 2.3% p.a. for time deposits denominated in U.S. dollar.

As of December 31, 2018, the Company had government bonds represented by Financial Treasury Bills (“NTN”), at an average rate of 90.6% of the CDI rate (average rate of 116.3% of the CDI rate as of December 31, 2017).

The investment funds classified as cash equivalents have high liquidity and, according to the Company’s assessment, are readily convertible to a known amount of cash with insignificant risk of change in value. As of December 31, 2018, investment funds were remunerated at a weighted average rate equivalent to 94.5% of the CDI rate (99.8% of the CDI rate as of December 31, 2017).

6.   Short-term investments

	12/31/2018	12/31/2017
Private bonds	92,015	731,061
Government bonds	21,100	32,701
Investment funds	365,249	191,827
Total	478,364	955,589

The total amount of short-term investments comprises R$92,015 of short-term investments in foreign currency as of December 31, 2018 (R$730,846 as of December 31, 2017).

As of December 31, 2018, private bonds were represented by time deposits, at a weighted average rate equivalent to 97.6% of the CDI rate (98.0% of the CDI rate as of December 31, 2017).

Government bonds were primarily represented by Financial Treasury Bills (“LFT”) and National Treasury Bills (“LTN”), accruing interest at a weighted average rate of 99.7% of the CDI rate (107.7% of the CDI rate as of December 31, 2017).

Investment funds include private funds and bonds accruing interest at a weighted average rate of 105.4% of the CDI rate (98.9% of the CDI rate as of December 31, 2017), and are exposed to the risk of significant changes in value.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

7.   Restricted cash

	12/31/2018	12/31/2017
Deposits in guarantee of letter of credit	100,394	60,423
Escrow deposits (a)	72,089	71,110
Escrow deposits for hedge margin	433,322	-
Escrow deposits - leases (b)	102,880	116,131
Other deposits (c)	113,447	20,383
Total	822,132	268,047

Current	133,391	-
Noncurrent	688,741	268,047

(a)  The amount of R$33,928 refers to a guarantee for GLAI’s legal proceedings. The other amounts relate to guarantees of GLA letters of credit.

(b)  Related to deposits made to obtain letters of credit for aircraft operating leases from GLA.

(c)  Refers mainly to bank guarantees.

From the total, R$433,304 as of December 31, 2018 refers to restricted cash in foreign currency (R$22,094 as of December 31, 2017).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

8.   Trade receivables

	12/31/2018	12/31/2017 (As restated)
Local currency
Credit card administrators	393,557	450,823
Travel agencies	226,627	296,860
Cargo agencies	40,431	38,460
Airline partner companies	3,243	6,439
Other	52,216	41,861
Total local currency	716,074	834,443

Foreign currency
Credit card administrators	97,488	71,630
Travel agencies	21,005	20,118
Cargo agencies	1,378	1,588
Airline partner companies	23,294	44,869
Other	5,373	2,511
Total foreign currency	148,538	140,716

Total	864,612	975,159

Allowance for doubtful accounts	(11,284)	(38,681)

Total trade receivables	853,328	936,478

The aging list of trade receivables, net of allowance for doubtful accounts, is as follows:

	12/31/2018	12/31/2017
Current
Until 30 days	527,878	594,968
31 to 60 days	101,226	133,438
61 to 90 days	49,696	44,642
91 to 180 days	83,128	71,116
181 to 360 days	36,801	26,541
Above 360 days	268	241
Total	798,997	870,946

Overdue
Until 30 days	13,167	21,686
31 to 60 days	4,726	8,338
61 to 90 days	2,672	3,559
91 to 180 days	11,173	15,620
181 to 360 days	9,863	8,059
Above 360 days	12,730	8,270
Total overdue	54,331	65,532

Total	853,328	936,478

The changes in allowance for doubtful accounts are as follows:

	12/31/2018	12/31/2017 (As restated)
Balance at the beginning of the year	(38,681)	(34,182)
Initial adoption adjustment – IFRS 9 (a)	2,593	-
Adjusted balance at the beginning of the year	(36,088)	(34,182)
(Additions) exclusions (b)	9,789	(22,148)
Write-off of unrecoverable amounts	15,015	17,649
Balance at the end of the year	(11,284)	(38,681)

(a) Due to the change to the expected loss model used to calculate the allowance for doubtful accounts resulting from the initial adoption of IFRS 9 - “Financial Instruments”, the balance of December 31, 2017 was adjusted on January 1, 2018, with a corresponding entry of R$2,593 in equity. For further information, see Note 4.25.2.

(b) Recoveries occurred during the year are reflected in the changes to the receivables portfolio balance and presented under “(Additions) exclusions”.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

9.   Inventories

	12/31/2018	12/31/2017
Consumables	22,098	28,006
Parts and maintenance materials	170,851	162,409
Other	-	585
(-) Provision for obsolescence	(12,808)	(12,509)
Total	180,141	178,491

The changes in provision for obsolescence are as follows:

	12/31/2018	12/31/2017
Balance at the beginning of the year	(12,509)	(12,444)
Addition	(5,023)	(3,059)
Write-off	4,724	2,994
Balance at the end of the year	(12,808)	(12,509)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

10.Deferred and recoverable taxes

10.1.      Recoverable taxes

	12/31/2018	12/31/2017
Prepaid and recoverable income taxes (*)	268,428	66,786
Withholding income tax (IRRF)	4,744	7,308
PIS and COFINS (*)	163,921	408
Withholding tax of public institutions	6,812	6,127
Value added tax (IVA)	5,649	5,431
Other	7,115	4,195
Total	456,669	90,255

Current	360,796	83,210
Noncurrent	95,873	7,045

(*) In 2018, the subsidiaries Smiles Fidelidade and GLA recorded extemporaneous tax credits of income tax, social contribution, PIS and COFINS related to the last five fiscal years in the amounts of R$262,252 and R$128,942, respectively, of which R$43,222 was used in the year ended December 31, 2018.

10.2.  Deferred tax assets (liabilities)

The positions of deferred assets and liabilities presented below comply with the legal rights to offset, which consider taxes recorded by the same tax entity for the same tax authority.

	12/31/2018	12/31/2017
Net operating losses carryforward:
Income tax losses	75,367	129,316
Negative basis of social contribution	27,132	46,555

Temporary differences:
Allowance for doubtful accounts and other credits	72,845	63,585
Breakage provision	(172,869)	-
Provision for losses on GLA’s acquisition	143,350	143,350
Provision for legal proceedings and tax liabilities	94,137	83,263
Provision for aircraft return	62,642	68,438
Derivative transactions	5,335	9,603
Tax benefit due to goodwill amortization	-	14,588
Slots	(353,226)	(353,226)
Depreciation of engines and spare parts	(174,129)	(167,913)
Reversal of goodwill amortization on GLA’s acquisition	(127,659)	(127,659)
Aircraft leases	30,956	34,660
Other	162,651	143,949
Total deferred taxes, net	(153,468)	88,509

Deferred tax assets	73,822	276,514
Deferred tax liabilities	(227,290)	(188,005)

The Company and its subsidiaries GLA and Smiles have net operating losses carryforward, comprised of accumulated income tax losses and negative basis of social contribution. The net operating loss carryforwards do not expire; however, their use is limited to 30% of the annual taxable income. Net operating loss carryforwards balances are as follows:

	GLAI		GLA		Smiles
	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Income tax losses	170,418	172,547	5,631,209	4,134,099	522,743	758,289
Negative basis of social contribution	170,418	172,547	5,631,209	4,134,099	522,743	758,289

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s Management considers that the deferred assets recognized as of December 31, 2018 arising from temporary differences will be realized in connections with the realization of the deferred tax liabilities and the expectation of future results.

The analysis of the realization of deferred tax assets was prepared on a company basis, as follows:

GLAI: the Company has tax credits of R$59,054, of which R$57,942 is related to net operating loss carryforwards and R$1,112 is related to temporary differences, with realization supported by the Company’s long-term plan. The Company reassessed its projections and did not recognize deferred tax assets for an amount of R$34,845 related to net operating loss carryforwards.

GLA: GLA has tax credits on net operating loss carryforwards of R$1,914,611. The Company’s Management reviewed the projections of tax loss carryforwards and recorded deferred taxes on tax loss carryforwards in the amount of R$7,438 in the year ended December 31, 2018. In view of instability of the political and economic environments, fluctuations in the U.S. dollar exchange rate and other variables that may affect the projections of future results, as well as the history of losses in recent years, the company did not recognize a deferred tax asset for an amount of R$1,907,173 related to net operating loss carryforwards. The Company expects to partially realize this amount over the next 10 years, according to the projections of future results in line with its business plan.

Smiles Fidelidade: As of July 1, 2017, Smiles Fidelidade S.A. incorporated Smiles S.A. and, based on the projections of future taxable income, recognized a deferred tax asset on income and social contribution tax on tax loss carryforward in the amount of R$193,020. The reported amount corresponds exclusively to the amounts expected to be realized, pursuant to internal assessments carried out by the Company’s Management. On December 31, 2018, the outstanding amount was R$71,964 and will be realized within the next 12 months.

The reconciliations of effective income tax and social contribution rates for the years ended December 31, 2018, 2017 and 2016 are as follows:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2018	12/31/2017 (As restated)	12/31/2016 (As restated)
Income (loss) before income taxes	(482,596)	70,604	1,357,788
Income tax and social contribution tax rate	34%	34%	34%
Income at the statutory combined tax rate	164,083	(24,005)	(461,648)

Adjustments to calculate the effective tax rate:
Equity pick up method	132	185	(435)
Tax income (losses) from wholly-owned subsidiaries	201,043	(106,533)	56,239
Income tax on permanent differences and other	161,815	(65,718)	3,803
Nondeductible expenses, net	-	-	(41,913)
Exchange variation on foreign investments	(173,964)	(20,225)	242,190
Interest attributable to shareholders’ equity	6,998	4,817	3,543
Benefit on tax losses and temporary differences constituted (not constituted)	(653,343)	291,002	(60,837)
Use of tax losses in tax installment payment programs (*)	(3,892)	227,690	-
Total income taxes	(297,128)	307,213	(259,058)

Income taxes
Current	(52,139)	(239,846)	(257,944)
Deferred	(244,989)	547,059	(1,114)
Total income taxes	(297,128)	307,213	(259,058)

(*) On March 10, 2017, the subsidiary GLA adhered to the Tax Regularization Program (“PRT”), including tax debts that matured on November 30, 2016. The PRT program was consolidated on June 29, 2018, which resulted in reduced debt and lower use of tax credit.

On January 1, 2018, the Company recorded a tax effect of R$880 related to the initial adoption of IFRS 9 on the allowance for doubtful accounts under equity. For further information, see Note 4.25.2.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

11.Deposits

	12/31/2018	12/31/2017
Judicial deposits	726,491	508,515
Maintenance deposits	647,057	484,565
Deposits in guarantee for lease agreements	238,747	170,679
Total	1,612,295	1,163,759

11.1.      Judicial deposits

Judicial deposits and escrow accounts represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the amount in escrow accounts is related to civil and labor claims arising from the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party. As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of December 31, 2018, the blocked amounts regarding Varig S.A.’s succession lawsuits and third-party lawsuits were R$113,979 and R$76,415, respectively (R$108,860 and R$74,300 as of December 31, 2017, respectively).

The Company also has judicial deposits due to the lawsuit filed by the National Union of Airline Companies (“SNEA”) against the 72% increase in landing fees proposed by the Department of Airspace Control (“DECEA”). As of December 31, 2018, deposits amounted to R$153,128. The same amount is recorded as “Landing fees”.

11.2.      Maintenance deposits

The Company makes deposits in U.S. dollars for maintenance of aircraft and engines that will be used in future events as set forth in some lease contracts.

The maintenance deposits do not exempt the Company, as lessee, neither from the contractual obligations relating to maintenance nor from risk associated with operating activities. The Company holds the right to select any of the maintenance service providers or to perform such services internally.

The Company has two categories of maintenance deposits:

•      Maintenance guarantee: related to individual deposits refundable at the end of the lease agreement, which may also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits as of December 31, 2018 was R$249,080 (R$218,361 as of December 31, 2017).

•      Maintenance reserve: related to amounts paid monthly based on the utilization of aircraft components, which may be used in maintenance events, according to the lease agreement. As of December 31, 2018, the balance of this deposit was R$397,977 (R$266,204 as of December 31, 2017).

11.3.      Deposits in guarantee for lease agreements

As required by its lease agreements, the Company holds guarantee deposits (in U.S. dollars) on behalf of the lessor, fully refunded upon the contract expiration date.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

12.Transactions with related parties

12.1.   Transportation and consulting services with entities controlled by the controlling shareholder

All agreements related to transportation and consulting services are held by GLA. The related parties for these services are listed below, together with the object of the agreements and their main contractual conditions:

•      Viação Piracicabana Ltda.: provides airport shuttle services for passengers, luggage and employees. As of July 1, 2017, an Assignment Agreement was entered into between Breda Transportes e Serviços S.A. (“Assignor”) and Viação Piracicabana Ltda. (“Assignee”), through which the Assignee will be responsible for the rights and obligations as of the execution of the Assignment Agreement.

•      Expresso União: provides transportation to employees. This agreement was terminated in March 2017.

•      Pax Consultoria Empresarial e Participações Ltda.: provides consulting and advisory services, and the agreement has no expiration date. Pax Consultoria Empresarial e Participações Ltda. transferred in irrevocable and irretrievable its rights and obligations in the contract entered with GLA to Mobitrans Administração e Participações S.A.

•      Aller Participações: flight transportation of cargo provided by GLA to the its customers on its scheduled or similar flights, and the agreement has no expiration date.

•      Limmat Participações S.A.: flight transportation of cargo provided by GLA to the its customers on its scheduled or similar flights, and the agreement has no expiration date.

•      Expresso Caxiense S.A.: provides airport shuttle services for passengers, luggage and employees, and the agreement expires on September 26, 2019.

For the year ended December 31, 2018, GLA recognized total expenses related to these services of R$12,237 (R$13,013 for the year ended December 31, 2017). As of December 31, 2018, the balance payable to related parties was R$504 (R$769 as of December 31, 2017), and was mainly related to services provided by Viação Piracicabana Ltda.

12.2.   Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, GLA entered into agreements with the related parties Empresa de Ônibus Pássaro Marrom S.A., Viação Piracicabana Ltda., Thurgau Participações S.A., Comporte Participações S.A., Quality Bus Comércio De Veículos S.A., Empresa Princesa Do Norte S.A., Expresso União Ltda., Oeste Sul Empreendimentos Imobiliários S.A. SPE., Empresa Cruz De Transportes Ltda., Expresso Maringá do Vale S.A., Glarus Serviços Tecnologia e Participações LTDA., Expresso Itamarati S.A., Transporte Coletivo Cidade Canção Ltda., Turb Transporte Urbano S.A., Vaud Participações S.A., Aller Participações S.A. and BR Mobilidade Baixada Santista S.A. SPE, all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify billing and facilitate payment between the participating companies.

12.3.   Agreement to use VIP lounge

On April 9, 2012, the Company entered into an agreement with Delta Air Lines Inc. (“Delta Air Lines”) for the mutual use of VIP lounge, with expected payments between the companies of US$20 per passenger. On August 30, 2016, the companies signed a contractual amendment establishing a prepayment for the use of VIP lounge in the amount of US$3,000. As of December 31, 2018, the outstanding balance was R$4,741, recorded under “Advances from customers” (R$6,779 as of December 31, 2017).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

12.4.   Contract for maintenance of parts and financing engine maintenance

In 2010, GLA entered into an engine maintenance service agreement with Delta Air Lines. The maintenance agreement was renewed on December 22, 2016 and will expire on December 31, 2020.

On January 31, 2017, GLA entered into a loan agreement with Delta Air Lines in the amount of US$50 million, maturing on December 31, 2020, with a refund obligation to be performed by the Company, GLA and Gol Finance, pursuant to the refund agreement entered into on August 19, 2015, with personal guarantee granted by the Company to GAC. Under the terms of this agreement, the Company holds flexible payment maturities regarding engine maintenance services, through a credit limit available. In the year ended December 31, 2018, expenses incurred for components maintenance services provided by Delta Air Lines amounted to R$357,619 (R$403,195 in the year ended December 31, 2017). As of December 31, 2018, the outstanding balance with Delta Air Lines recorded under “Suppliers” totaled R$211,087 (R$372,511 as of December 31, 2017).

12.5.   Handling agreement

On November 4, 2018, the subsidiary GLA entered into an agreement with Delta Air Lines  for handling services in Miami and Orlando airports, the agreements expire on November 3, 2021. During the year ended December 31, 2018, the total expenses related to this transaction was R$1,433 recorded in “passenger service expenses”.

12.6.   Term loan guarantee

On August 31, 2015, through its subsidiary Gol Finance, the Company issued a term loan in the amount of US$300 million, with a term of 5 years and effective interest rate of 6.7% p.a. The Term Loan has an additional backstop guarantee provided by Delta Air Lines. During the year ended December 31, 2018, the Company recorded an amount of R$11,765 in the financial expenses related to the additional guarantee, equivalent to 1.0% per year, as established on the agreement. For additional information, see Note 16.

12.7.   Commercial partnership and maintenance agreement

On February 19, 2014, the Company signed a long-term strategic partnership agreement for long-term business cooperation with Air France-KLM with the purpose of sales activities improvements and codeshare expansion and mileage programs benefits between the companies for the customers in the Brazilian and European markets. The agreement provides for the incentive investment in the Company in the amount of R$112,152, fully received by the Company. The agreement will mature within 5 years and the installments will be amortized on a monthly basis. As of December 31, 2018, the Company had deferred revenue in the amount of R$8,565 recorded in "Other liabilities" in current liabilities (R$20,557 and R$3,426 as of December 31, 2017, recorded in current and noncurrent liabilities, respectively).

On January 1, 2017, the Company entered into an agreement to expand its strategic partnership with Air France-KLM in order to include engine maintenance and repair services. In the year ended December 31, 2018, expenses incurred for components maintenance services provided by Air France-KLM amounted to R$151,936 (R$159,562 as of December 31, 2017). As of December 31, 2018, the Company had an outstanding balance with Air France-KLM recorded under suppliers in the amount of R$170,673 (R$157,264 as of December 31, 2017).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

12.8.   Agreements with Smiles

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

Back office services agreement: On December 28, 2012, GLA entered into a back office services agreement with Smiles, which contains the terms, conditions and levels of certain services in connection with back office activities including controllership, accounting, internal controls and auditing, finance, information technology, call center, inventory and legal matters. The three-year Back Office Services Agreement is automatically renewed for successive three-year periods if neither party objects 12 months prior to its expiration. Smiles may terminate portions of the Back Office Services Agreement at any time by providing prior written notice to GLA.

Main miles and tickets purchase agreement: this agreement sets the prices and the terms and conditions for the purchase of miles and sales of tickets.

Advance airline ticket purchase agreement: The Company had advance ticket purchase agreements with GLA. Under these agreements, early payments are carried out through the delivery of airline tickets to customers in the Smiles Program in exchange for miles redeemed. On September 27, 2018, the Company entered in a new Agreement in the amount of R$600 million. Disbursements related to this agreement will be updated at the rate of 115% of CDI.

All the balances and transactions between the Company, GLA and Smiles were eliminated in the consolidated financial statements.

12.9.   Remuneration of key management personnel

	12/31/2018	12/31/2017	12/31/2016
Salaries, bonus and benefits (*)	75,979	57,838	38,134
Related taxes and charges	11,062	6,019	4,690
Share-based payments	10,234	11,219	11,226
Total	97,275	75,076	54,050

(*) Includes the Board of Directors’ and Audit Committee’s compensation.

As of and for the years ended December 31, 2018, 2017 and 2016 the Company did not offer post-employment benefits, and there were no severance benefits or other long-term benefits for the management and other employees. Specific benefits can be provided to the Company’s key management personnel, limited to a short-term period.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

13.Investments

The financial information of the Company’s investees and the changes in the investments balance for the year ended December 31, 2018 is as follows:

	Trip		Netpoints
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Relevant information of the Company’s investees:
Total number of shares	-	-	130,492,408	130,492,408
Capital stock	1,318	1,318	75,351	75,351
Interest	60.0%	60.0%	25.4%	25.4%
Total equity (deficit)	1,962	2,225	(20,758)	(22,997)

Adjusted equity (deficit) (a)	1,177	1,333	-	-
Net income (loss) for the year	644	907	(3,613)	(9,344)
Adjusted net income (loss) for the year attributable to the Company’s interest	387	544	-	-

(a)   Adjusted shareholders' equity corresponds to the percentage of total shareholders' equity net of unrealized profits.

Trip
Changes in investments
Balance as of December 31, 2017	1,333
Equity pick up method	387
Dividends and interest on shareholders’ equity	(543)
Balance as of December 31, 2018	1,177

As of December 31, 2018, the investee Netpoints Fidelidade recorded negative equity. As a result, Smiles Fidelidade (holder of 25.4% of Netpoints’ capital stock) did not recognize additional losses based on IAS 28 - “Investments in Associates and Joint Ventures”. The Company will resume recording equity results when Netpoints’ equity fully recovers its accumulated losses.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

14.Property, plant and equipment

	12/31/2018				12/31/2017
	Average annual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount

Flight equipment
Aircraft held under finance leases (a)	5.8%	673,675	(222,240)	451,435	1,351,436
Sets of replacement parts and spare engines	6.9%	1,583,865	(590,239)	993,626	850,477
Aircraft reconfigurations/overhauling	30.4%	2,443,747	(1,275,298)	1,168,449	865,761
Aircraft and safety equipment	10.0%	856	(533)	323	405
Tools	10.0%	44,121	(21,153)	22,968	18,075
Total		4,746,264	(2,109,463)	2,636,801	3,086,154

Impairment losses (b)	-	(48,839)	-	(48,839)	(26,076)
Total flight equipment		4,697,425	(2,109,463)	2,587,962	3,060,078

Property, plant and equipment in use
Vehicles	20.0%	11,513	(9,609)	1,904	1,448
Machinery and equipment	10.0%	59,404	(41,619)	17,785	20,042
Furniture and fixtures	10.0%	30,698	(18,188)	12,510	11,509
Computers and peripherals	20.0%	40,813	(31,314)	9,499	8,994
Communication equipment	10.0%	2,692	(2,089)	603	703
Maintenance center – Confins	10.4%	107,637	(91,395)	16,242	26,918
Leasehold improvements	19.0%	60,115	(29,354)	30,761	13,852
Construction in progress	-	15,443	-	15,443	33,503
Total property, plant and equipment in use		328,315	(223,568)	104,747	116,969

Total		5,025,740	(2,333,031)	2,692,709	3,177,047

Advances for property, plant and equipment acquisition	-	125,348	-	125,348	18,720

Total property, plant and equipment		5,151,088	(2,333,031)	2,818,057	3,195,767

(a) During the year ended December 31, 2018, Company entered into sale leaseback transactions comprising 25 aircrafts, for further information see note 27.2.

(b) Refers to provisions for impairment losses for rotable items, classified under "Sets of replacement parts and spare engines", and recorded by the Company in order to present its assets according to the actual capacity for the generation of economic benefits.

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment	Advances for property, plant and equipment acquisition	Other	Total
Balance as of December 31, 2016	1,411,932	1,405,144	87,399	120,535	3,025,010
Additions	-	827,658	263,328	30,511	1,121,497
Disposals	(5,639)	(135,381)	(332,007)	(10,506)	(483,533)
Depreciation	(54,857)	(388,779)	-	(23,571)	(467,207)
Balance as of December 31, 2017	1,351,436	1,708,642	18,720	116,969	3,195,767
Additions	-	1,010,216	273,389	17,784	1,301,389
Disposals	(855,423)	(40,297)	(166,761)	-	(1,062,481)
Depreciation	(44,578)	(542,034)	-	(30,006)	(616,618)
Balance as of December 31, 2018	451,435	2,136,527	125,348	104,747	2,818,057

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

15.Intangible assets

The breakdown of and roll forward of intangible assets is as follows:

	Goodwill	Slots	Software	Total
Balances as of December 31, 2016	542,302	1,038,900	158,514	1,739,716
Additions	-	-	55,449	55,449
Disposals	-	-	(9,662)	(9,662)
Amortization	-	-	(38,218)	(38,218)
Balances as of December 31, 2017	542,302	1,038,900	166,083	1,747,285
Additions	-	-	82,079	82,079
Amortization (*)	-	-	(51,898)	(51,898)
Balances as of December 31, 2018	542,302	1,038,900	196,264	1,777,466

(*) The weighted average rate of amortizations is 22.03% p.a.

As of December 31, 2018 and 2017, the balances of goodwill and slots were tested for impairment using the discounted cash flows for each cash-generating unit to calculate the value in use.

In order to assess the recoverable value, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-Generating Units – “CGUs”). In order to determine the carrying amount of each cash-generating unit, the Company considers the intangible assets recorded and all tangible assets necessary to conduct its business, given that it will only generate economic benefits by using the combination of both.

The Company allocates goodwill to two cash-generating units: GLA and Smiles, and the airport operating rights are fully allocated to GLA’s cash-generating unit, as shown below:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Goodwill GLA	Goodwill Smiles	Slots
December 31, 2018
Book value	325,381	216,921	1,038,900
Book value – CGU	(275,500)	602,740	1,038,900
Value in use	23,058,697	7,005,622	15,158,551

Pre-tax discount rate	14.91%	16.95%	13.94%
Perpetuity growth rate	3.50%	3.50%	3.50%

December 31, 2017
Book value	325,381	216,921	1,038,900
Book value - CGU	1,061,177	395,105	1,038,900
Value in use	15,206,092	5,464,287	5,069,156

Pre-tax discount rate	15.46%	19.26%	14.50%
Perpetuity growth rate	3.50%	3.50%	3.50%

The amount of value in use was compared to the carrying amount of each cash-generating unit and, as a result, the Company did not recognize impairment losses on its CGUs.

The assumptions used in the impairment tests of intangible assets are based on internal projections for a five-year period. After the five-year period, the Company considered a perpetuity growth rate. The discounted cash flows that determined the value in use of the cash-generating units was prepared in accordance with the Company’s business plan, which was approved on January 17, 2019.

The main assumptions taken into consideration by the Company to determine the value in use of the cash-generating units are:

•         Capacity and fleet: considers the use, the aircraft capacity used in each route and the projected size of the fleet in operation.

•         Demand: market efficiency is the main input to estimate the Company’s demand growth. Management considers market efficiency to be the ratio between its market share and the load factor. This indicator reflects how efficiently the Company uses its share of the market’s total supply based on how much demand for air transportation it absorbs.

•         Revenue per passenger: considers the average price charged by GLA and the effects of market assumptions (see the assumptions used below).

•         Operating costs related to the business: based on the historical cost and updated by indicators, such as inflation, supply, demand and variation of the U.S. dollar.

The Company also considered market assumptions, including the GDP (source: Brazilian Central Bank), the U.S. dollar (source: Brazilian Central Bank), kerosene prices (per barrel) (source: Brazilian National Agency of Petroleum, Natural Gas and Biofuels – “ANP”) and interest rates (source: Bloomberg).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

16.Short and long-term debt

	Maturity of the contract	Interest rate	12/31/2018	12/31/2017
Short-term debt
Local currency
Debentures VI (a)	09/2019	132% of CDI	-	395,093
Debentures VII (b)	09/2021	120% of CDI	288,991	-
Interest accrued	-	-	-	23,921
Foreign currency (US$)
Senior Notes V (c)	12/2018	9.71% p.a.	-	23,258
Engine maintenance (d)	08/2019	Libor 3m+0.75% p.a.	14,665	43,909
Import financing (e)	11/2019	5.46% p.a.	495,458	240,973
Credit line - engines (f)	09/2020	Libor 3m+0.75% p.a.	138,024	47,507
Credit line - engines (g)	06/2021	Libor 3m+2.25% p.a.	20,115	17,145
Loan with guarantee of engines (h)	08/2026	6.65% p.a.	13,053	7,883
Interest accrued	-	-	132,900	74,989
			1,103,206	874,678

Finance leases	06/2025	3.72% p.a.	120,118	288,194

Total short-term debt			1,223,324	1,162,872

Long-term debt
Local currency
Debentures VI (a)	09/2019	132% of CDI	-	617,333
Debentures VII (b)	09/2021	120% of CDI	577,981	-
Foreign currency (US$)
Engine maintenance (d)	08/2019	Libor 3m+0.75% p.a.	-	12,451
Senior Notes II (i)	07/2020	9.64% p.a.	-	314,589
Term Loan (j)	08/2020	6.70% p.a.	1,147,196	968,010
Credit line - engines (f)	09/2020	Libor 3m+0.75% p.a.	43,431	35,634
Credit line - engines (g)	06/2021	Libor 3m+2.25% p.a.	146,457	142,137
Senior Notes VI (k)	12/2021	9.87% p.a.	-	127,181
Senior Notes IV (l)	01/2022	9.24% p.a.	352,205	299,524
Senior Notes III (m)	02/2023	11.30% p.a.	-	69,074
Senior Notes VIII (n)	01/2025	7.09% p.a.	2,439,492	1,597,713
Loan with guarantee of engines (h)	08/2026	6.65% p.a.	120,557	78,239
Senior Notes VII (o)	12/2028	9.84% p.a.	-	54,752
Perpetual Notes (p)	-	8.75% p.a.	513,282	438,201
			5,340,601	4,754,838

Finance leases	06/2025	3.72% p.a.	520,542	1,187,957

Total long-term debt			5,861,143	5,942,795

Total			7,084,467	7,105,667

(a)   Issuance of 105,000 debentures by GLA on September 30, 2015 for early settlement of the Debentures IV and V.

(b)   Issuance of 88,750 debentures by GLA on October 22, 2018 for early settlement of the Debentures VI.

(c)   Issuance of Senior Notes series V by Gol Finance on July 7, 2016, as a result of the private Exchange Offer of Senior Notes I, II, III, IV and Perpetual Notes. In the year ended December 31, 2018, the financing was prepaid (for further information, see Note 16.3).

(d)   Issuance of 3 series of Guaranteed Notes to finance engine maintenance, as described in Note 12.4.

(e)   Credit line with private banks of import financing for purchase of spare parts and aircraft equipment. These credit lines will mature throughout 2019. The interest rates negotiated were Libor 3m+4.40% p.a. and Libor 1m+3.25% p.a.

(f)    Credit line raised between August 11, 2017 and November 30, 2018.

(g)   Credit line raised on September 30, 2014.

(h)   Loans obtained on June 28, 2018, with a guarantee of five engines. The interest rates negotiated were from Libor 6m+2.35% p.a. to Libor 6m+4.25% p.a.

(i)    Issuance of Senior Notes II by Gol Finance Inc. on July 13, 2010 in order to repay debts held by the Company. In the year ended December 31, 2018, the financing was prepaid (for further information, see Note 16.3).

(j)    Term Loan issued by Gol Finance on August 31, 2016 for aircraft purchases and bank repayment of loans, with backstop guarantee from Delta Airlines. For additional information, see Note 12.6

(k)   Issuance of Senior Notes series VI by Gol Finance on July 7, 2016, as a result of the private Exchange Offer of Senior Notes I, II, III, IV and Perpetual Notes. In the year ended December 31, 2018, the financing was prepaid (for further information, see Note 16.3).

(l)    Issuance of Senior Notes IV by Gol Finance on September 24, 2014 in order to finance partial repurchase of Senior Notes I and II.

(m)  Issuance of Senior Notes III by GLA on February 7, 2013 in order to finance the prepayment of debts due within the next 3 years. The total amount of Senior Notes was transferred to Gol Finance along with the financial investments acquired on the date of issuance, and the financing was prepaid (for further information, see Note 16.3).

(n)   Issuances of Senior Notes series VIII by Gol Finance on December 11, 2017 and February 2, 2018 to repurchase Senior Notes and for other general purposes.

(o)   Issuance of Senior Notes series VII by Gol Finance on July 7, 2016, as a result of the private Exchange Offer of Senior Notes I, II, III, IV and Perpetual Notes. In the year ended December 31, 2018, the financing was prepaid (for further information, see Note 16.3).

(p)   Issuance of Perpetual Notes by Gol Finance on April 5, 2006 to finance aircraft purchase and repayment of loans.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Total debt includes issuance costs of R$83,684 as of December 31, 2018 (R$101,795 as of December 31, 2017), which are amortized over the term of the related debt.

As of December 31, 2018, the maturities of long-term debt, except financial lease agreements, were as follows:

	2020	2021	2022	2023	2023 onwards	Without maturity date	Total
In local currency:
Debentures VII	288,990	288,991	-	-	-	-	577,981

In US$:
Term Loan	1,147,196	-	-	-	-	-	1,147,196
Engine facility	43,431	-	-	-	-	-	43,431
Engine facility	20,265	126,192	-	-	-	-	146,457
Finance guaranteed by engines	3,312	13,643	14,270	14,921	74,411	-	120,557
Senior Notes IV	-	-	352,205	-	-	-	352,205
Senior Notes VIII	-	-	-	-	2,439,492	-	2,439,492
Perpetual Notes	-	-	-	-	-	513,282	513,282
Total	1,503,194	428,826	366,475	14,921	2,513,903	513,282	5,340,601

The fair value of debt as of December 31, 2018 is as follows:

	Book value (c)	Fair value
Term Loan (a)	1,172,451	1,264,852
Debentures (a)	866,972	901,375
Senior Notes and Perpetual Notes (b)	3,403,598	3,016,230
Other	1,000,786	1,124,661
Total	6,443,807	6,307,118

(a) Fair value obtained through internal method valuation.

(b) Fair value obtained through current market quotations.

(c) The book value presented is net of interest and issuance costs.

16.1.   Covenants

As of December 31, 2018, long-term debt (excluding Perpetual Notes and finance leases) that amounted to R$4,827,319 (R$4,316,637 as of December 31, 2017) is subject to restrictive covenants, including but not limited to those that require the Company to maintain certain levels of liquidity and indebtedness and interest expenses coverage.

The Company has restrictive covenants on the Term Loan and Debentures VII with the following financial institutions: Bradesco and Banco do Brasil. In the Term Loan, the Company must make deposits for reaching contractual limits of the debt pegged to the U.S. dollar. As of December 31, 2018, the Company did not have collateral deposits linked to the contractual limits of the Term Loan. As of December 31, 2018, Debentures VII were not subject to any covenants scheduled for measurement, due to the renegotiation of the transaction. Pursuant to the agreement, the Company will resume measuring the following ratios, which are measured half-yearly, as of June 30, 2019: (i) net debt / earnings before interest, taxes, depreciation, amortization, and restructuring or rent costs (“EBITDAR”); and (ii) debt coverage ratio (“ICSD”). Under the indenture, these indicators must be measured every six months and the next measurement will occur at the end of the first half of 2019. As a result, as of December 31, 2018, the Company was in compliance with the Debentures VII’s covenants.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

16.2.   Restructuring and new issuances of loans and financing obtained in the year ended December 31, 2018

Import financing: The Company, through its subsidiary GLA, obtained funding in the year and renegotiated the maturities of the agreements, with the issue of promissory notes as collateral for these transactions, which are part of a credit line maintained by GLA for import financing in order to carry out engine maintenance, purchase spare parts and aircraft equipment. The funding operations are as follows:

Transaction	Principal amount		Interest	Maturity
date	(US$)	(R$)	rate (p.a.)	date
New issuances
01/12/2018	4,722	15,202	5.10%	01/07/2019
03/02/2018	6,531	21,301	5.75%	03/01/2019
03/09/2018	6,731	21,874	5.44%	09/05/2018
03/23/2018	7,447	24,606	5.63%	09/19/2018
04/20/2018	7,121	24,285	5.75%	10/17/2018
04/27/2018	14,395	49,919	5.76%	10/24/2018
05/04/2018	7,710	27,225	6.19%	10/31/2018
10/19/2018	6,990	27,085	6.34%	04/19/2019
10/31/2018	6,053	23,453	6.50%	04/29/2019
11/18/2018	6,669	25,840	5.43%	11/18/2019
12/07/2018	7,195	27,881	6.61%	06/05/2019

Renegotiations
01/05/2018	2,694	8,731	5.10%	01/07/2019
01/12/2018	5,245	16,888	5.07%	12/31/2018
01/29/2018	8,595	27,208	5.20%	01/24/2019
02/05/2018	4,815	15,579	5.48%	01/31/2019
04/16/2018	4,273	14,874	6.73%	04/11/2019
05/29/2018	5,407	20,205	5.79%	05/24/2019
06/21/2018	9,683	37,335	4.99%	06/14/2019
06/21/2018	4,570	17,621	5.91%	06/17/2019
06/21/2018	10,436	40,239	4.99%	06/14/2019
10/24/2018	14,395	55,781	5.08%	04/22/2019

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Engine Facility: During the year, the subsidiary GLA obtained new credit lines by issuing Guaranteed Notes for engine maintenance services with Delta Air Lines.

Transaction	Principal amount		Cost		Interest	Maturity
Date	(US$)	(R$)	(US$)	(R$)	rate	date
03/27/2018	10,503	34,928	603	2,005	Libor 3m+0.75% p.a.	01/24/2020
05/04/2018	10,467	36,951	567	2,001	Libor 3m+0.75% p.a.	03/24/2020
06/29/2018	10,299	39,710	399	1,538	Libor 3m+0.75% p.a.	04/29/2020
08/29/2018	10,301	42,597	401	1,658	Libor 3m+0.75% p.a.	06/30/2020
11/30/2018	10,203	39,417	303	1,170	Libor 3m+0.75% p.a.	09/30/2020

Additional issue of Senior Notes 2025: On February 2, 2018, the Company, through its subsidiary Gol Finance, carried out an additional issue of Senior Notes VIII due in 2025, in the amount of R$486,735 (US$150 million on the transaction date), with issuance costs totaling R$8,578 (US$2,873 on the transaction date). Senior Notes are guaranteed by Company sureties, with half-yearly interest payments of 7.0% p.a. The proceeds were used to fully redeem Senior Notes II, III, V, VI and VII, and pay related costs and expenses.

Finance guaranteed by engine: On June 28, 2018, the Company, through its subsidiary GLA, obtained funding with a guarantee of one own engine in the amount of R$43,913 (US$11,400 on the transaction date), with issuance costs amounting to R$578 (US$150 on the transaction date). This type of financing has monthly interest amortization and payment.

Debentures VII: On October 29, 2018, through its subsidiary GLA, the Company carried out its 7th issue of simple non-convertible secured debentures in a single series, with an additional backstop guarantee. A total of 88,750 debentures were issued, at the nominal unit value of R$10 thousands, totaling R$887,500 on the issue date, with corresponding issuance costs of R$28,739. The debentures will have a maturity of three years as of the issue date, with interest of 120% of the CDI rate. The debentures will be amortized every six months in six equal installments as of March 28, 2019 and with quarterly interest payment.

The other existing loans and financing of the Company have not been affected by contractual alterations during the year ended December 31, 2018.

16.3.   Early termination of debt during the year ended December 31, 2018

As part of the debt restructuring process (as per Note 1), the Company used the proceeds from the issue of Senior Notes VIII on December 11, 2017 by the subsidiary Gol Finance Inc. totaling US$500 million and the additional issue totaling US$150 million on February 2, 2018 to fully redeem Senior Notes, as shown below:

	Maturities	Transaction	Payments	Premium paid (*)
Senior Notes VI	07/2021	01/2018	42,019	5,644
Senior Notes V	12/2018	01/2018	7,379	-
Senior Notes VII	12/2028	01/2018	18,348	2,477
Senior Notes II	07/2020	03/2018	95,777	1,474
Senior Notes III	02/2023	03/2018	20,881	1,122
Total in U.S.			184,404	10,717

Total in Brazilian Reais			610,600	34,979

(*) Amounts recorded under “Exchange offer costs” in the financial result.

As part of the debt restructuring process, on October 29, 2018, the Company used the proceeds from the 7th issue of debentures, totaling R$887,500, to pay the remaining debt from the 6th issue of debentures.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

16.4.    Finance leases

The future payments of finance agreements indexed to U.S. dollars are detailed as follows:

	12/31/2018	12/31/2017
2018	-	333,795
2019	140,307	319,511
2020	140,080	267,477
2021	139,852	224,591
2022	139,624	119,200
2023	69,985	59,748
2024 and thereafter	65,776	267,075
Total minimum lease payments	695,624	1,591,397
Less total interest	(54,964)	(115,246)
Present value of minimum lease payments	640,660	1,476,151
Less current portion	(120,118)	(288,194)
Noncurrent portion	520,542	1,187,957

The discount rate used to calculate present value of the minimum lease payments was 3.72% as of December 31, 2018 (4.04% as of December 31, 2017). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the mechanism for extending financing amortization and repayment (“SOAR”), which enables the performance of calculated withdrawals to be settled by payment in full at the end of the lease agreement. As of December 31, 2018, amounts of withdrawals for the repayment at maturity date of the lease agreements totaled R$49,635 (R$255,644 as of December 31, 2017) and are recorded in current and noncurrent debt.

17.Suppliers - Forfaiting

The Company has operations that allow suppliers to receive their rights in advance. This type of operation does not change the existing commercial conditions between the Company and its suppliers. As of December 31, 2018, the amount recorded under current liabilities from forfaiting operations totaled R$365,696 (R$78,416 as of December 31, 2017).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

18. Taxes payable

	12/31/2018	12/31/2017
PIS and COFINS	43,237	40,036
Installment payments - PRT and PERT	23,858	68,596
Withholding income tax on salaries	34,883	32,070
ICMS	46,952	45,492
IRPJ and CSLL payable	8,991	5,299
Other	8,440	9,654
Total	166,361	201,147

Current	111,702	134,951
Noncurrent	54,659	66,196

19.Advances from ticket sales

As of December 31, 2018, the balance of Advances from ticket sales classified in current liabilities was R$1,673,987 (R$1,476,514 as of December 31, 2017) and is represented by 5,804,941 tickets sold and not yet used (4,964,925 as of December 31, 2017) with an average use of 57 days (48 days as of December 31, 2017).

20.Provisions

	Insurance provision	Provision for aircraft and engine return (a)	Provision for legal proceedings (b)	Total
Balance as of December 31, 2016	742	583,941	205,532	790,215
Additional provisions recognized	(1)	38,819	158,263	197,081
Utilized provisions	-	(220,082)	(155,999)	(376,081)
Foreign exchange rate variation, net	-	(1,827)	(199)	(2,026)
Balance as of December 31, 2017	741	400,851	207,597	609,189
Additional provisions recognized	-	214,636	243,860	458,496
Utilized provisions	-	(33,591)	(203,291)	(236,882)
Foreign exchange rate variation, net	(741)	70,238	(706)	68,791
Balance as of December 31, 2018	-	652,134	247,460	899,594

As of December 31, 2018
Current	-	70,396	-	70,396
Noncurrent	-	581,738	247,460	829,198
Total	-	652,134	247,460	899,594

As of December 31, 2017
Current	741	45,820	-	46,561
Noncurrent	-	355,031	207,597	562,628
Total	741	400,851	207,597	609,189

(a) The additional provisions recognized for aircraft and engine return also include present value adjustment effects.

(b) The provisions recorded include write-offs due to the revision of estimates and processes settled.

20.1.   Provision for aircraft and engine return

The provision for aircraft and engine return considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft without purchase option as described in the return conditions of the lease contracts, and which is capitalized in property, plant and equipment, under “aircraft reconfigurations/overhauling”.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

20.2.   Provision for legal proceedings

As of December 31, 2018, the Company and its subsidiaries are parties to lawsuits and administrative proceedings, which are classified into Operational (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations).

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay, risk premium and wage differences.

The provisions related to civil, labor and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	12/31/2018	12/31/2017
Civil	64,005	67,528
Labor	181,556	137,071
Taxes	1,899	2,998
Total	247,460	207,597

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil proceedings.

There are other civil and labor proceedings assessed by Management and its legal counsel as possible risk of loss, in the estimated amount of R$36,320 for civil claims and R$183,506 for labor claims as of December 31, 2018 (R$30,945 and R$124,062 as of December 31, 2017, respectively), for which no provisions are recognized.

The tax proceedings below were evaluated by the Company’s Management and its legal counsels as being relevant and with possible risk of loss as of December 31, 2018:

•         GLA is discussing the non-incidence of the additional 1% COFINS rate on the imports of aircraft and parts, amounting R$65,679 (R$48,596 as of December 31, 2017). The Company’s legal counsel believes that the classification of possible risk was due to the fact that there was no express revocation of the tax relief (zero rate) granted to regular flight transportation companies.

•         Tax on Services (ISS) in the amount of R$22,927 (R$21,222 as of December 31, 2017) arising from assessment notices issued by the Municipality of São Paulo against the Company, in the period from January 2007 to December 2010 regarding a possible ISS taxation on partnerships. The classification of possible risk of loss is a result from the matters under discussion being interpretative, and involves discussions of factual and evidential materials, and has no final positioning of the Superior Courts.

•         Customs Penalty in the amount of R$49,078 (R$57,823 as of December 31, 2017) relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•         BSSF Air Holdings (“BSSF”) goodwill in the amount of R$107,579 (R$104,213 as of December 31, 2017) related to an infraction notice due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final opinion from the Superior Courts.

•         GLA’s goodwill (from the acquisition of the former VRG) in the amount of R$83,704 (R$80,198 as of December 31, 2017) resulted from assessment notice related to the deductibility of the goodwill classified as future profitability. The classification of possible risk is a result of the absence of a final opinion from the Superior Courts.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

•         In May 2018, the subsidiary Smiles received an infraction notice related to the years of 2014 and 2015, due to: (i) the deductibility of the goodwill allocated to future profitability after the merger of GA Smiles by Smiles S.A. on December 31, 2013, and (ii) the deductibility of financial expenses from the debentures issued in June 2014. The amount of R$118,119 on December 31, 2018 was assessed by Management and its legal counsel as a possible loss, as there are grounds for appeal.

There are other lawsuits that the Company’s Management and its legal counsels assess as possible risk of loss, in the estimated amount of R$101,050 (R$70,762 as of December 31, 2017) which added to the lawsuits mentioned above, totaled R$548,136 as of December 31, 2018 (R$382,814 as of December 31, 2017).

21.Equity

21.1.   Capital stock

As of December 31, 2018, the Company’s capital stock was R$3,098,230, represented by 3,131,226,450 shares, comprised by 2,863,682,710 common shares and 267,543,740 preferred shares.

On December 20, 2018, Fundo Volluto, the Company controlling shareholder, transferred all of its preferred shares in the Company to MOBI Fundo de Investimento em Ações (“MOBI”).

The Company’s shares are held as follows:

	12/31/2018			12/31/2017
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	-	23.42%	100.00%	49.25%	61.19%
MOBI	-	48.85%	37.41%	-	-	-
Delta Air Lines, Inc.	-	12.29%	9.41%	-	12.38%	9.47%
Air France – KLM	-	1.58%	1.21%	-	1.60%	1.22%
Treasury shares	-	0.00%	0.00%	-	0.10%	0.08%
Other	-	1.03%	0.79%	-	0.93%	0.71%
Free float	-	36.25%	27.76%	-	35.74%	27.33%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The Company’s authorized capital stock as of December 31, 2018 was R$4.0 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

During the year ended December 31, 2018, the Company’s Board of Directors approved capital increases through the subscription of shares as a result of the exercise of stock options: (i) on January 11, 2018, in the amount of R$1,500, from the subscription of 161,029 preferred shares; (ii) on May 8, 2018, in the amount of R$5,798, from the subscription of 498,674 preferred shares; (iii) on August 1, 2018, in the amount of R$2,472, from the subscription of 331,418 preferred shares; (iv) on October 31, 2018, in the amount of R$167, from the subscription of 63,601 preferred shares; and (v) on December 21, 2018, in the amount of R$5,491, from the subscription of 589,586 preferred shares.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

As of December 31, 2018, the Company’s balance of “Advance for future capital increase” totaled R$2,818, due to the subscription of 348,821 preferred shares as a result of the exercise of stock options.

As of December 31, 2018 and 2017, the share issuance costs totaled R$155,618.

21.2.   Treasury shares

In the year ended December 31, 2018, the Company (i) repurchased 740,000 shares in the amount of R$15,929; (ii) transferred 1,012,222 treasury shares by means of remuneration to the beneficiaries of the restricted stock plan, granted on August 11, 2015, in the amount of R$19,685, with goodwill of R$286.

As of December 31, 2018, the Company had 6,390 treasury shares, totaling R$126 (278,612 shares in the amount of R$4,168 as of December 31, 2017). As of December 31, 2018, the market value of the treasury shares stood at R$160 (R$4,068 as of December 31, 2017).

22.Earnings (loss) per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Preferred shares hold economic power and the right to 35 times more dividends than common shares. The Company believes that the economic power of preferred shares is more than that of common shares. As a result, net income (loss) for the year attributable to equity holders of the parent is allocated in proportion to their interest in the total common and preferred shares.

Earnings (loss) per share are calculated by dividing the net income or loss by the weighted average number of all classes of shares outstanding during the period.

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. The Company has only the stock option plan in the category of potentially dilutive shares, see Note 23. However, due to losses recorded in the year ended December 31, 2018, these instruments issued have no dilutive effect and therefore were not included in the total quantity of outstanding shares in order to determine the diluted loss per share.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2018			12/31/2017			12/31/2016
	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
				(As restated)			(As restated)
Numerator
Net income (loss) for the year attributable to equity holders of the parent	(254,828)	(830,565)	(1,085,393)	7,708	11,084	18,792	351,619	494,366	845,985

Denominator
Weighted average number of outstanding shares (in thousands) (*)	2,863,683	266,676		4,981,350	204,664		5,035,037	202,261
Effect of dilution from stock options	-	-		-	2,614		-	347
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands) (*)	2,863,683	266,676		4,981,350	207,278		5,035,037	202,608
Basic earnings (loss) per share	(0.089)	(3.115)		0.002	0.054		0.070	2.444
Diluted earnings (loss) per share	(0.089)	(3.115)		0.002	0.053		0.070	2.440

(*)The weighted average considers the split of common shares approved at the Extraordinary Shareholders Meeting held on March 23, 2015, in accordance with IAS 33. Earnings per share presented herein reflects the economic rights of each class of shares.

23.Share-based payments

The Company has two share-based payment plans offered to its management personnel: the Stock option plan and the Restricted share plan. Both plans stimulate and promote the alignment of the Company’s goals with management and employees, and mitigate risks for the Company resulting from the loss of executives, strengthening the productivity and commitment of these executives to long-term results.

23.1.   Stock option plan - GLAI

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

Year of grant	Date of approval	Total options granted	Number of options outstanding	Exercise price of the option (in Reais)	Fair value at grant date (in Reais)	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2010 (a)	02/02/2010	2,774,640	759,092	20.65	16.81	77.95%	2.73%	8.65%	1.0
2011	12/20/2010	2,722,444	523,446	27.83	16.07 (b)	44.55%	0.47%	10.25%	1.9
2012	10/19/2012	778,912	214,342	12.81	5.32 (c)	52.25%	2.26%	9.00%	3.7
2013	05/13/2013	802,296	220,414	12.76	6.54 (d)	46.91%	2.00%	7.50%	4.3
2014	08/12/2014	653,130	197,661	11.31	7.98 (e)	52.66%	3.27%	11.00%	5.6
2015	08/11/2015	1,930,844	623,043	9.35	3.37 (f)	55.57%	5.06%	13.25%	6.6
2016	06/30/2016	5,742,732	4,012,625	2.62	1.24 (g)	98.20%	6.59%	14.25%	7.5
2017	08/08/2017	947,767	690,960	8.44	7.91 (h)	80.62%	1.17%	11.25%	8.6
2018	05/24/2018	718,764	578,929	20.18	12.68 (i)	55.58%	0.60%	6.50%	9.4
Total		17,071,529	7,820,512	9.19					6.38

(a)   In April 2010, an additional grant of 101,894 shares referring to the 2010 plan was approved.

(b)   The fair value is calculated by the average value from R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

(c)   The fair value is calculated by the average value from R$6.04, R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

(d)   The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and 2015).

(e)   The fair value is calculated by the average value from R$8.20, R$7.89 and R$7.85 for the respective periods of vesting (2014, 2015 and 2016).

(f)    The fair value is calculated by the average value from R$3.61, R$3.30 and R$3.19 for the respective periods of vesting (2015, 2016 and 2017).

(g)   On July 27, 2016, an additional grant of 900,000 shares referring to the 2016 plan was approved. The fair value was calculated by the average value from R$1.29, R$1.21 and R$1.22 for the respective periods of vesting (2017, 2018 and 2019).

(h)   The fair value is calculated by the average value from R$8.12, R$7.88 and R$7.72 for the respective periods of vesting (2017, 2018 and 2019).

(i)    The fair value is calculated by the average value from R$13.26, R$12.67 and R$12.11 for the respective periods of vesting (2018, 2019 and 2020).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The price of the Company’s shares traded on B3 as of December 31, 2018 was R$25.10 (R$14.60 as of December 31, 2017).

The movement of the stock options outstanding for the year ended December 31, 2018 is as follows:

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2017	9,040,293	8.63
Options granted	718,764	20.18
Options canceled and adjustments in estimated prescribed rights	225,597	11.35
Options exercised	(2,164,142)	9.25
Options outstanding as of December 31, 2018	7,820,512	9.19

Number of options exercisable as of:
December 31, 2017	7,307,151	9.59
December 31, 2018	7,065,174	8.01

23.2.   Restricted share plan - GLAI

The Company’s restricted share plan was approved at the Extraordinary Shareholders’ Meeting of October 19, 2012, and the first grants were approved at the Board of Directors’ Meeting of November 13, 2012.

Year of grant	Date of approval	Total shares granted	Total vested shares	Average fair value at grant date
2016	06/30/2016	4,007,081	3,079,315	2.62
2017	08/08/2017	1,538,213	1,166,151	8.44
2018	05/24/2018	773,463	620,275	20.18
Total		6,318,757	4,865,741

The movement in the restricted shares for the year ended December 31, 2018 is as follows:

Total restricted shares
Restricted shares outstanding as of December 31, 2017	5,297,191
Restricted shares granted	773,463
Restricted shares cancelled and adjustments in estimated expired rights	(117,315)
Restricted shares transferred (*)	(1,087,598)
Restricted shares outstanding as of December 31, 2018	4,865,741

(*) In the year ended December 31, 2018, the Company transferred 1,012,222 shares through equity instruments (treasury shares) and 75,376 shares through cash. The restricted shares transferred totaled R$20,600.

23.3.   Stock option plan – Smiles Fidelidade

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

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

Year of grant	Date of approval	Total options granted	Number of options outstanding	Exercise price of the option (in Reais)	Average fair value at grant date	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2013	08/08/2013	1,058,043	54,003	21.70	4.25 (a)	36.35%	6.96%	7.40%	4.5
2014	02/04/2014	1,150,000	48,050	31.28	4.90 (b)	33.25%	10.67%	9.90%	5.0
2018	07/31/2018	1,300,000	975,000	52.67	8.93 (c)	41.28%	9.90%	6.39%	9.5
Total		3,508,043	1,077,053

(a)  Average fair value in Brazilian reais calculated for the stock options was R$4.84 and R$4.20 for the vesting periods in 2013 and 2014, and R$3.73 for the vesting periods in 2015 and 2016.

(b)  Average fair value in Brazilian reais calculated for the stock options was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.37 for the respective vesting periods from 2014 to 2018.

(c)  Average fair value in Brazilian reais calculated for the 2018 stock options was R$8.17, R$8.63, R$9.14, and R$9.77 for the respective vesting periods from 2019 to 2022.

The price of Smiles’ shares traded on B3 as of December 31, 2018 was R$43.77 (R$75.90 as of December 31, 2017).

The movement of the stock options outstanding for the year ended December 31, 2018 is as follows:

	Number of stock Options	Weighted average exercise price
Options outstanding as of December 31, 2017	253,053	29.24
Options granted	1,300,000	52.67
Adjustments in estimated prescribed rights	(325,000)	52.67
Options exercised	(151,000)	11.72
Options outstanding as of December 31, 2018	1,077,053	50.17

Management and employees are granted additional bonuses settled in cash referenced to Smiles Fidelidade shares in order to strengthen their commitment to results and productivity. As of December 31, 2018, the balance of this obligation totaled R$6,899 recorded under “Salaries”, referenced to 111,272 equivalent shares of Smiles Fidelidade. In the year ended December 31, 2018, Smiles Fidelidade recorded under “Salaries” the amount of R$7,450 (R$6,332 as of December 31, 2017) related to these bonuses, recognized in profit or loss for the year.

In the year ended December 31, 2018, the Company recorded in equity share-based payments in the amount of R$17,790 attributable to controlling shareholders and R$782 to non-controlling interests from Smiles (R$11,956 attributable to controlling shareholders and R$192 attributable to non-controlling interests from Smiles as of December 31, 2017) for the above-mentioned plans, with a corresponding entry in profit or loss under “Salaries”. The total amount of the share based payments reserve as of December 31, 2018 was R$117,413 (R$119,308 as of December 31, 2017).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

24.Revenue

	12/31/2018	12/31/2017 (As restated)	12/31/2016 (As restated)

Passenger transportation (*)	11,148,292	10,027,414	9,484,697
Cargo	400,959	354,561	324,492
Mileage revenue	446,448	554,380	479,363
Other revenue	95,681	109,045	112,441
Gross revenue	12,091,380	11,045,400	10,400,993

Sales taxes	(680,026)	(716,366)	(680,496)
Net revenue	11,411,354	10,329,034	9,720,497

(*) Of the total amount, R$479,136 in the year ended December 31, 2018 (R$433,639 and R$430,898 in the years ended December 31, 2017 and 2016, respectively) consists of revenues from unused passenger tickets, reissued tickets and cancellation of flight tickets. Comprises breakage revenue.

Revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical location is as follows:

	12/31/2018%		12/31/2017%		12/31/2016%
			(As restated)		(As restated)
Domestic	9,729,498	85.3	8,798,002	85.2	8,248,526	84.9
International	1,681,856	14.7	1,531,032	14.8	1,471,971	15.1
Net revenue	11,411,354	100.0	10,329,034	100.0	9,720,497	100.0

25.Financial income (expenses)

	12/31/2018	12/31/2017	12/31/2016
Financial income
Income from derivatives	17,838	35,053	120,403
Income from short-term investments	161,223	119,863	152,656
Monetary variation	78,169	14,208	12,411
(-) Taxes on financial income (a)	(20,372)	(24,393)	(23,041)
Gain from the exchange offer	-	-	286,799
Interest income	-	-	4,651
Other	22,870	68,715	14,625
Total financial income	259,728	213,446	568,504

Financial expenses
Losses from derivatives	(51,674)	(40,770)	(277,183)
Interest on short and long-term debt	(710,787)	(727,285)	(787,661)
Bank charges and expenses	(75,673)	(61,711)	(96,515)
Exchange offer costs (b)	(53,952)	(53,041)	(3,867)
Loss from short-term investments	(33,999)	(44,263)	-
Other	(135,004)	(123,391)	(106,338)
Total financial expenses	(1,061,089)	(1,050,461)	(1,271,564)

Exchange rate variation, net	(1,081,197)	(81,744)	1,367,937

Total	(1,882,558)	(918,759)	664,877

(a) Relative to taxes on financial income (PIS and COFINS), according to Decree 8,426 of April 1, 2015.

(b) Refers to the total amount of the prepayment of Senior Notes II, III, V, VI and VII (for further information, see Note 16.3). Includes the write-off of costs from this debt totaling R$34,979.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

26.Segments

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

The Company is the controlling shareholder of Smiles Fidelidade, and the non-controlling interests of Smiles Fidelidade was 47.3% as of December 31, 2018 and 2017 and 46.2% as of December 31, 2016.

The information below presents the summarized financial position of the reportable operating segments as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016:

26.1.   Assets and liabilities of the operating segments

	12/31/2018
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	2,216,168	2,365,789	4,581,957	(1,271,122)	3,310,835
Noncurrent	7,373,864	269,339	7,643,203	(575,772)	7,067,431
Total assets	9,590,032	2,635,128	12,225,160	(1,846,894)	10,378,266

Liabilities
Current	7,012,120	1,347,684	8,359,804	(1,159,248)	7,200,556
Noncurrent	7,563,287	273,214	7,836,501	(153,440)	7,683,061
Total equity (deficit)	(4,985,375)	1,014,230	(3,971,145)	(534,206)	(4,505,351)
Total liabilities and equity (deficit)	9,590,032	2,635,128	12,225,160	(1,846,894)	10,378,266

	12/31/2017 (As restated)
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	2,389,146	1,901,672	4,290,818	(945,820)	3,344,998
Noncurrent	6,769,399	269,239	7,038,638	(378,888)	6,659,750
Total assets	9,158,545	2,170,911	11,329,456	(1,324,708)	10,004,748

Liabilities
Current	5,488,852	1,096,357	6,585,209	(815,589)	5,769,620
Noncurrent	7,131,078	202,835	7,333,913	(10,264)	7,323,649
Total equity (deficit)	(3,461,385)	871,719	(2,589,666)	(498,855)	(3,088,521)
Total liabilities and equity (deficit)	9,158,545	2,170,911	11,329,456	(1,324,708)	10,004,748

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

26.2.   Results of the operating segments

	12/31/2018
	Flight transportation	Smiles loyalty program (b)	Combined information	Eliminations	Consolidated
Net revenue
Passenger (a)	10,199,092	-	10,199,092	434,396	10,633,488
Cargo and other (a)	422,432	-	422,432	(12,799)	409,633
Mileage revenue	-	987,444	987,444	(619,211)	368,233
Total net revenue	10,621,524	987,444	11,608,968	(197,614)	11,411,354

Operating costs and expenses
Salaries	(1,821,521)	(82,331)	(1,903,852)	-	(1,903,852)
Aircraft fuel	(3,867,673)	-	(3,867,673)	-	(3,867,673)
Aircraft rent	(1,112,837)	-	(1,112,837)	-	(1,112,837)
Sales and marketing	(507,721)	(74,256)	(581,977)	-	(581,977)
Landing fees	(743,362)	-	(743,362)	-	(743,362)
Aircraft, traffic and mileage servicing	(661,260)	(107,489)	(768,749)	154,981	(613,768)
Maintenance, materials and repairs	(570,333)	-	(570,333)	-	(570,333)
Depreciation and amortization	(651,158)	(17,358)	(668,516)	-	(668,516)
Passenger service expenses	(474,117)	-	(474,117)	-	(474,117)
Other operating income, net	483,699	35,959	519,658	4,998	524,656
Total operating costs and expenses	(9,926,283)	(245,475)	(10,171,758)	159,979	(10,011,779)

Equity results	315,721	-	315,721	(315,334)	387
Operating result before financial result, net and income taxes	1,010,962	741,969	1,752,931	(352,969)	1,399,962

Financial results
Financial income	166,348	220,628	386,976	(127,248)	259,728
Financial expenses	(1,185,889)	(2,326)	(1,188,215)	127,126	(1,061,089)
Exchange rate variation, net	(1,084,543)	3,223	(1,081,320)	123	(1,081,197)
Total financial results	(2,104,084)	221,525	(1,882,559)	1	(1,882,558)

Income (loss) before income taxes	(1,093,122)	963,494	(129,628)	(352,968)	(482,596)

Income taxes	7,729	(317,652)	(309,923)	12,795	(297,128)
Net income (loss) for the year	(1,085,393)	645,842	(439,551)	(340,173)	(779,724)

Attributable to equity holders of the parent	(1,085,393)	340,173	(745,220)	(340,173)	(1,085,393)
Attributable to non-controlling Interests of Smiles	-	305,669	305,669	-	305,669

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2017 (As restated)
	Flight transportation	Smiles loyalty program (b)	Combined information	Eliminations	Consolidated
Net revenue
Passenger (a)	9,165,936	-	9,165,936	398,105	9,564,041
Cargo and other (a)	388,548	-	388,548	(40,159)	348,389
Mileage revenue	-	899,576	899,576	(482,972)	416,604
Total net revenue	9,554,484	899,576	10,454,060	(125,026)	10,329,034

Operating costs and expenses
Salaries	(1,654,388)	(53,723)	(1,708,111)	-	(1,708,111)
Aircraft fuel	(2,887,737)	-	(2,887,737)	-	(2,887,737)
Aircraft rent	(939,744)	-	(939,744)	-	(939,744)
Sales and marketing	(518,025)	(69,917)	(587,942)	(2,872)	(590,814)
Landing fees	(664,170)	-	(664,170)	-	(664,170)
Aircraft, traffic and mileage servicing	(649,498)	(86,132)	(735,630)	107,490	(628,140)
Maintenance, materials and repairs	(368,719)	-	(368,719)	-	(368,719)
Depreciation and amortization	(491,806)	(13,619)	(505,425)	-	(505,425)
Passenger service expenses	(437,045)	-	(437,045)	-	(437,045)
Other operating expenses	(591,087)	(26,385)	(617,472)	7,162	(610,310)
Total operating costs and expenses	(9,202,219)	(249,776)	(9,451,995)	111,780	(9,340,215)

Equity results	395,245	-	395,245	(394,701)	544
Operating result before financial result, net and income taxes	747,510	649,800	1,397,310	(407,947)	989,363

Financial results
Financial income	184,448	205,431	389,879	(176,433)	213,446
Financial expenses	(1,225,315)	(2,201)	(1,227,516)	177,055	(1,050,461)
Exchange rate variation, net	(78,462)	(3,284)	(81,746)	2	(81,744)
Total financial results	(1,119,329)	199,946	(919,383)	624	(918,759)

Income (loss) before income taxes	(371,819)	849,746	477,927	(407,323)	70,604

Income taxes	390,611	(89,131)	301,480	5,733	307,213
Net income for the year	18,792	760,615	779,407	(401,590)	377,817

Attributable to equity holders of the parent	18,792	401,590	420,382	(401,590)	18,792
Attributable to non-controlling Interests of Smiles	-	359,025	359,025	-	359,025

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

	12/31/2016 (As restated)
	Flight transportation	Smiles loyalty program (b)	Combined information	Eliminations	Consolidated
Net revenue
Passenger (a)	8,721,323	-	8,721,323	325,758	9,047,081
Cargo and other (a)	342,690	-	342,690	(21,573)	321,117
Mileage revenue	-	792,716	792,716	(440,417)	352,299
Total net revenue	9,064,013	792,716	9,856,729	(136,232)	9,720,497

Operating costs and expenses
Salaries	(1,615,740)	(41,045)	(1,656,785)	-	(1,656,785)
Aircraft fuel	(2,695,390)	-	(2,695,390)	-	(2,695,390)
Aircraft rent	(996,945)	-	(996,945)	-	(996,945)
Sales and marketing	(494,076)	(61,908)	(555,984)	-	(555,984)
Landing fees	(687,366)	-	(687,366)	-	(687,366)
Aircraft, traffic and mileage servicing	(658,015)	(73,898)	(731,913)	121,620	(610,293)
Maintenance, materials and repairs	(593,090)	-	(593,090)	-	(593,090)
Depreciation and amortization	(439,173)	(8,495)	(447,668)	-	(447,668)
Passenger service expenses	(461,837)	-	(461,837)	-	(461,837)
Other operating expenses	(316,766)	(3,793)	(320,559)	(389)	(320,948)
Total operating costs and expenses	(8,958,398)	(189,139)	(9,147,537)	(121,231)	(9,026,306)

Equity results	287,134	(2,530)	284,604	(285,884)	(1,280)
Operating result before financial result, net and income taxes	392,749	601,047	993,796	(300,885)	692,911

Financial results
Financial income	395,901	212,758	608,659	(40,155)	568,504
Financial expenses	(1,311,940)	(168)	(1,312,108)	40,544	(1,271,564)
Exchange rate variation, net	1,362,145	5,792	1,367,937	-	1,367,937
Total financial results	446,106	218,382	664,488	389	664,877

Income before income taxes	838,855	819,429	1,658,284	(300,496)	1,357,788

Income taxes	7,130	(271,156)	(264,026)	4,968	(259,058)
Net income for the year	845,985	548,273	1,394,258	(295,528)	1,098,730

Attributable to equity holders of the parent	845,985	295,528	1,141,513	(295,528)	845,985
Attributable to non-controlling Interests of Smiles	-	252,745	252,745	-	252,745

(a)    Eliminations are related to transactions between GLA and Smiles Fidelidade.

(b)    Amounts include Smiles S.A. and Smiles Fidelidade.

In the stand-alone financial statements of the subsidiary Smiles Fidelidade, which represents the segment Smiles Loyalty Program, and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under the perspective of Smiles Fidelidade, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and income and expenses, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, in addition to elimination entries, consolidation adjustments to adjust the accounting practices related to Smiles’ revenues. In this case, under the perspective of the consolidated financial statements, the mileages that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

27.Commitments

As of December 31, 2018, the Company had 130 firm orders for aircraft acquisition with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including contractual discounts, was R$63,235,639 (US$16,319,717), and is segregated as follows:

	12/31/2018	12/31/2017
2019	-	1,117,604
2020	1,791,661	4,538,258
2021	5,046,966	6,198,259
2022	7,883,277	6,353,457
2023	8,766,165	6,524,408
Thereafter	39,747,570	20,358,396
Total	63,235,639	45,090,382

As of December 31, 2018, from the total orders mentioned above, the Company had the amount of R$8,827,272 (US$2,278,123) related to advances for aircraft acquisition to be disbursed, in accordance with the following schedule:

	12/31/2018	12/31/2017
2018	-	316,215
2019	283,579	773,268
2020	816,766	848,003
2021	1,072,048	852,458
2022	1,250,361	866,119
2023	1,313,497	786,487
Thereafter	4,091,021	2,021,014
Total	8,827,272	6,463,564

The installment financed by long-term debt with aircraft guarantee corresponds approximately to 85% of the aircraft total cost. Other establishments finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company performs payments related to aircraft acquisition through its own funds, short and long-term debt, cash provided by operating activities, short and medium-term lines of credit and supplier financing.

The Company leases its entire aircraft fleet through a combination of operating and finance leases. As of December 31, 2018, the total fleet leased was comprised of 121 aircraft, of which 110 were under operating leases and 11 were recorded as finance leases. During the year ended December 31, 2018, the Company returned 4 aircraft under operating lease contracts. In addition, during the year ended December 31, 2018, the Company changed the classification of 20 finance lease agreements to operating lease agreements through sale-leaseback transactions.

As of December 31, 2018, the Company recorded under current liabilities operating lease installments in the amount of R$135,799 and R$135,686 under noncurrent liabilities (R$28,387 under current liabilities and R$110,723 under noncurrent liabilities as of December 31, 2017).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

On February 14 and November 27, 2017, the Company entered in sale-leaseback transactions for 10 aircraft with AWAS and GECAS. In the year ended December 31, 2018, the Company received 5 aircraft in relation to this operation and, pursuant to the agreement, the leases will have a 12-year term as of the arrival date of each aircraft. The remaining aircraft are expected to be delivered by August 2019. Under this agreement, AWAS and GECAS undertake to carry out all necessary disbursements to pay for advances based on the disbursement schedule of the aircraft acquisition agreement. Under the same agreement, the Company shall act as a guarantor for the transaction if AWAS and GECAS fail to comply with the commitments established in such agreements.

27.1.   Operating leases

The future payments of non-cancelable operating lease contracts are denominated in U.S. dollars, and are as follows:

	12/31/2018	12/31/2017
2018	-	858,508
2019	1,388,818	928,226
2020	1,317,883	888,944
2021	1,113,030	746,595
2022	936,887	630,477
2023	769,322	520,152
2014 and thereafter	1,609,844	731,812
Total minimum lease payments	7,135,784	5,304,714

27.2.   Sale-leaseback transactions

In the year ended December 31, 2018, the Company recorded a net gain of R$911,704 arising from 25 aircraft sale-leaseback transactions, and recorded the amount of R$2,463 related to deferred net gains from transactions carried out between 2006 and 2018. From the total number of sale-leaseback transactions in the year, the amount of R$352,437 recorded under “Other assets” refers to the sale of seven aircraft, which will be received in March 2019.

28.Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, foreign currency and interest rate), credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors. The Risk Policy Committee sets guidelines and limits, monitors controls, including mathematical models used to continuously monitor exposures and possible financial effects, and also prevents the execution of speculative financial instruments transactions.

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

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The description of the consolidated account balances and the categories of financial instruments included in the statements of financial position as of December 31, 2018 and 2017 is as follows:

	Measured at fair value through profit or loss		Amortized cost (c)
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Assets
Cash and cash equivalents (a)	307,538	434,295	518,649	592,567
Short-term investments (a)	478,364	955,589	-	-
Restricted cash	822,132	268,047	-	-
Derivatives assets	-	40,647	-	-
Trade receivables	-	-	853,328	936,478
Deposits (b)	-	-	885,804	655,244
Other assets	-	-	478,628	123,721

Liabilities
Debt	-	-	7,084,467	7,105,667
Suppliers	-	-	1,523,952	1,471,150
Suppliers – Forfaiting	-	-	365,696	78,416
Derivatives liabilities	409,662	34,457	-	-
Operating leases	-	-	271,485	139,110

(a)    The Company manages its financial investments to pay its short-term operational expenses.

(b)    Excludes judicial deposits,  described in Note 11.

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

During the year ended December 31, 2018, there was no change on the classification between categories of the financial instruments.

The Company's derivative financial instruments were recognized as follows:

	Fuel	Interest rate	Foreign currency	Equity foward (**)	Total
Derivative assets (liabilities) as of December 31, 2016 (*)	3,817	(89,211)	-	-	(85,394)
Fair value variations
Net gains recognized in profit or loss	13,768	-	-	11,094	24,862
Net gains (losses) recognized in OCI	35,505	(1,093)	-	-	34,412
Settlements payments (received) during the year	(12,443)	55,847	-	(11,094)	32,310
Derivative assets (liabilities) as of December 31, 2017 (*)	40,647	(34,457)	-	-	6,190
Fair value variations
Net gains (losses) recognized in profit or loss (a)	(25,280)	(4,488)	9,272	-	(20,496)
Net (losses) recognized in OCI	(349,252)	(37,719)	-	-	(386,971)
Settlements payments (received) during the year	(29,383)	30,270	(9,272)	-	(8,385)
Derivative liabilities as of December 31, 2018 (*)	(363,268)	(46,394)	-	-	(409,662)

Current liabilities	(149,050)	(46,394)	-	-	(195,444)
Noncurrent liabilities	(214,218)	-	-	-	(214,218)

Changes in other comprehensive income (loss)
Balances as of December 31, 2016	-	(147,229)	-	-	(147,229)
Fair value adjustments during the year	35,505	(1,093)	-	-	34,412
Net reversal to profit or loss	-	33,501	-	-	33,501
Balances as of December 31, 2017	35,505	(114,821)	-	-	(79,316)
Fair value adjustments during the year	(275,583)	(37,719)	-	-	(313,302)
Time value of options	(73,669)	-	-	-	(73,669)
Net reversal to profit or loss (b)	(64,955)	31,220	-	-	(33,735)
Balances as of December 31, 2018	(378,702)	(121,320)	-	-	(500,022)

Effects on profit or loss (a-b)	39,675	(35,708)	9,272		13,239
Year ended December 31, 2018
Recognized in operating income	64,955	(17,880)	-	-	47,075
Recognized in financial results	(25,280)	(17,828)	9,272	-	(33,836)

Year ended December 31, 2017
Recognized in operating costs and expenses	8,626	(11,548)		-	(2,922)
Recognized in financial results	5,142	(21,953)		11,094	(5,717)

Year ended December 31, 2016
Recognized in operating costs and expenses	-	(12,574)		-	(12,574)
Recognized in financial results	309	(116,158)	(40,931)	-	(156,780)

(*)  Classified as "Derivatives" rights or obligations, if assets or liabilities.

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

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per IFRS 9 - “Financial Instruments”. As of December 31, 2018, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates) and jet fuel.

Cash flow hedges are scheduled to be realized and consequently reclassified to expenses, as shown below:

	2019	2020	2021	2022	2023	2023 onwards
Interest rate derivatives	(6,282)	(3,951)	(5,334)	(9,697)	(8,271)	(87,785)
Fuel derivatives	(167,675)	(183,499)	(27,528)	-	-	-
Expected realization (*)	(173,957)	(187,450)	(32,862)	(9,697)	(8,271)	(87,785)

(*) The negative amounts represent losses.

28.1.   Market risks

28.1.1.   Fuel risk

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. To mitigate the risk of fuel price, as of December 31, 2018, the Company held call options and WTI, Brent and Collar derivatives. In the year ended December 31, 2018, the Company recognized total gains of R$39,675 related to derivatives operations in the statement of operations (gains of R$13,768 and R$ 309 in the years ended December 31, 2017 and 2016, respectively).

The Company uses different instruments to hedge its exposure to fuel prices, which are chosen based on factors such as market liquidity, market value of the items, levels of volatility, availability and margin deposit.  The main hedging instruments are futures, collars, swaps and options.

The Company’s Fuel Risk Management strategy is based on statistical models. Through the models developed, the Company is able to (i) measure the economic relationship between the hedging instrument and the hedged item, in order to assess whether the ratio between the jet fuel price and the international fuel price is behaving as expected; and (ii) properly define the hedge ratio in order to determine the appropriate volume to be contracted to hedge the fuel volume to be consumed in a given period.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s models take into consideration possible ineffectiveness factors that may impact its Risk Management strategies, such as a change in the way suppliers calculate jet fuel prices and a mismatch between the term of the hedging instrument and the hedged item.

In the years ended December 31, 2018 and 2017, the Company held derivatives operations designated as “hedge accounting”.

28.1.2.   Foreign currency risk

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed.

The Company’s foreign currency exposure is summarized below:

	12/31/2018	12/31/2017
Assets
Cash, equivalents, short-term investments and restricted cash	963,973	1,215,716
Trade receivables	148,538	140,716
Deposits	885,804	655,244
Derivatives	-	40,647
Other assets (*)	352,437	-
Total assets	2,350,752	2,052,323

Liabilities
Short and long-term debt	5,576,835	4,593,169
Finance lease	640,660	1,476,151
Suppliers	903,287	644,775
Derivatives	409,662	34,457
Operating leases	271,485	139,110
Total liabilities	7,801,929	6,887,662

Foreign currency exposure	5,451,177	4,835,339

Commitments not recorded in the statements of financial position
Future commitments resulting from operating leases	7,135,784	5,304,714
Future commitments resulting from firm aircraft orders	63,235,639	45,090,382
Total	70,371,423	50,395,096

Total foreign currency exposure - R$	75,822,600	55,230,435
Total foreign currency exposure - US$	19,568,133	16,696,020
Exchange rate (R$/US$)	3.8748	3.3080

(*) Amount relates to the sale of seven aircraft to be carried out in March 2019. For additional information, see Note 27.2.

The Company’s transactions in foreign currency are mainly indexed to the U.S. dollar.

In the year ended December 31, 2018, the Company recorded a gain of R$9,272 from foreign currency derivates. Tthe Company had no foreign exchange hedge operations in the year ended December 31, 2017 and recognized a loss on foreign currency derivatives of R$40,931 in the year ended December 31, 2016.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

28.1.3.   Interest rate risk

The Company’s strategy to manage interest rate risk combines fixed and floating interest rates to determine whether it is necessary to increase or reduce its exposure to interest rates. The Company manages its exposure by determining the basis point value (“BPV”) of each agreement and uses volumes equivalent to the amount of BPVs necessary to achieve the goals proposed in the Risk Management for contracting derivatives.

Through statistical models, the Company measures the economic relationship between the hedging instrument and the hedged item, taking into consideration possible ineffectiveness factors, such as a mismatch between the term of the hedging instrument and the hedged item.

The Company is mainly exposed to lease transactions indexed to variations in the Libor rate until the aircraft is received. To mitigate such risks, the Company has derivative financial instruments of interest rate (Libor) swaps. During the year ended December 31, 2018, the Company recognized a total loss with interest hedging transactions in the amount of R$35,708 (loss of R$33,501 and R$128,732 in the years ended December 31, 2017 and 2016, respectively).

As of December 31, 2018, 2017 and 2016, the Company and its subsidiaries had interest rate swap derivatives recorded as hedge accounting.

28.2.   Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by cash and cash equivalents, short-term investments and trade receivables. Financial assets classified as cash, cash equivalents and short-term investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA), pursuant to risk management policies. The financial institutions in which the Company concentrates more than 10% of its total financial assets are Itaú and Banco do Brasil. Other assets are diluted among other financial institutions, pursuant to the Company’s risk policy.

Trade receivables consists of amounts falling due from credit card operators, travel agencies, installment sales and government entities, which leaves the Company exposed to a small portion of the credit risk of individuals and other entities. The Company uses a provision matrix to calculate the provision for expected loss during the asset lifecycle, which considers historical data to determine the expected loss, through the segmentation of the receivables portfolio into groups that have the same behavior patterns, based on maturity dates. Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (“OTC”) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

28.3.   Liquidity risk

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

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The schedules of financial liabilities held by the Company's consolidated financial liabilities on December 31, 2018 and 2017 are as follows:

	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total

Short and long-term debt	903,492	319,832	2,856,625	3,004,518	7,084,467
Suppliers	1,403,793	22	120,137	-	1,523,952
Suppliers - Forfaiting	365,696	-	-	-	365,696
Derivatives liabilities	95,773	99,671	214,218	-	409,662
Operating leases	135,799	-	135,686	-	271,485
As of December 31, 2018	2,904,553	419,525	3,326,666	3,004,518	9,655,262

Short and long-term debt	369,496	793,376	2,651,018	3,291,777	7,105,667
Suppliers	1,245,352	3,772	222,026	-	1,471,150
Suppliers - Forfaiting	78,416	-	-	-	78,416
Derivatives liabilities	34,457	-	-	-	34,457
Operating leases	28,387	-	110,723	-	139,110
As of December 31, 2017	1,756,108	797,148	2,983,767	3,291,777	8,828,800

28.4.   Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt. The table below shows the Company’s financial leverage as of December 31, 2018 and 2017:

	12/31/2018	12/31/2017
		(As restated)
Total short and long-term debt	7,084,467	7,105,667
(-) Cash and cash equivalents	(826,187)	(1,026,862)
(-) Short-term investments	(478,364)	(955,589)
(-) Restricted cash	(822,132)	(268,047)
A - Net debt	4,957,784	4,855,169
B – Total deficit	(4,505,351)	(3,088,521)
C = (B + A) - Total capital and net debt	452,433	1,766,648

28.5.   Sensitivity analysis of financial instruments

The sensitivity analysis of financial instruments has been prepared in order to estimate the impact on fair value of financial instruments entered by the Company in three scenarios for each risk variable: the most likely scenario in the Company's assessment (which is levels of demand remaining unchanged); a 25% deterioration (possible adverse scenario) in the risk variable; a 50% deterioration (remote adverse scenario).

The estimates presented do not necessarily reflect the amounts to be reported in future financial statements. The use of different methodologies and/or assumptions may have a material effect on the estimates presented.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The tables below show the sensitivity analysis of foreign currency exposure, derivatives positions and interest rates on December 31, 2018 to market risks considered relevant by Management. In the tables, positive values are displayed as net asset exposures (assets higher than liabilities) and negative values are exposed liabilities (liabilities greater than assets).

28.5.1.   Foreign currency risk

As of December 31, 2018, the Company adopted the closing exchange rate of R$3.8748/US$1.00 as likely scenario. The table below shows the sensitivity analysis and the effect on profit or loss of exchange rate fluctuations in the exposure amount of the period as of December 31, 2018:

	Exchange rate	Effect on profit or loss
Net liabilities exposed to the risk of appreciation of the U.S. dollar	3.8748	(5,451,177)
Dollar depreciation (-50%)	1.9374	2,725,589
Dollar depreciation (-25%)	2.9061	1,362,794
Dollar appreciation (+25%)	4.8435	(1,362,794)
Dollar appreciation (+50%)	5.8122	(2,725,589)

28.5.2.   Fuel risk

As of December 31, 2018, through its subsidiary GLA, the Company had oil derivative agreements to hedge 58.6% of 12-month consumption, 43.0% of 24-month consumption and 28.5% of 36-month consumption. The probable scenarios used by the Company are the market curves at the close of December 31, 2018, both for derivatives that hedge against fuel price risk and derivatives that hedge against Libor interest rate risk. The table below shows the sensitivity analysis in U.S. dollars of the fluctuations in jet fuel barrel prices:

	Fuel
	US$/bbl (WTI)	R$
Decline in prices/barrel (-50%)	22.71	(735,676)
Decline in prices/barrel (-25%)	34.06	(361,493)
Increase in prices/barrel (+25%)	56.76	343,433
Increase in prices/barrel (+50%)	68.12	720,179

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

28.5.3.   Interest rate risk

As of December 31, 2018, the Company holds financial investments and financial liabilities indexed to several rates, and position in Libor derivatives. In its sensitivity analysis of non-derivative financial instruments, it was considered the impacts on yearly interest of the exposed values as of December 31, 2018 (see Note 16) that were exposed to fluctuations in interest rates, as the scenarios presented below. The amounts show the impacts on profit or loss according to the scenarios presented below:

	Short-term investments net of financial debt (a)		Derivatives (c)
Risk	Increase in the CDI rate	Decrease in the Libor rate	Decrease in the Libor rate
Reference rates	6.40%	2.81%	2.81%
Exposure amount (probable scenario) (b)	370,282	(991,760)	(46,394)
Remote favorable scenario (-50%)	83,229	41,803	1,956
Possible favorable scenario (-25%)	69,358	34,836	1,630
Possible adverse scenario (+25%)	(69,358)	(34,836)	(1,630)
Remote adverse scenario (+50%)	(83,229)	(41,803)	(1,956)

(a)  Total invested and raised in the financial market at the CDI rate and the Libor. A negative amount means more funding than investment.

(b)  Balances recorded on December 31, 2018.

(c)  Derivatives contracted to hedge the Libor rate variation embedded in the agreements for future delivery of aircraft.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s interest-rate hedging is presented below:

	2019	2020	2021	2022	2023	Total
Basis point value (“BPV”) - thousands	-	185	138	68	-	391
Aircraft to be delivered	1	8	6	3	-	18
Hedged percentage	43%	68%	71%	53%	-	45%

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

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of December 31, 2018 and 2017:

		12/31/2018		12/31/2017
	Fair value level	Book value	Fair Value	Book value	Fair Value
Cash and cash equivalents	Level 2	307,538	307,538	434,295	434,295
Short-term investments	Level 1	21,100	21,100	32,701	32,701
Short-term investments	Level 2	457,264	457,264	922,888	922,888
Restricted cash	Level 2	822,132	822,132	268,047	268,047
Derivatives assets	Level 2	-	-	40,647	40,647
Derivatives liabilities	Level 2	(409,662)	(409,662)	(34,457)	(34,457)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

29.Liabilities from financing activities

The changes in liabilities from the Company’s financing activities in the years ended December 31, 2018, 2017 and 2016 are as follows:

12/31/2018
						Non-cash changes
	Opening balance	Cash flow	Income for the year	Property, plant and equipment acquisition through financing	Write-off of property, plant and equipment	Dividends distributed by Smiles	Provision for interest on loans	Treasury shares sold	Gains on change in investment	Exchange variations on loans	Interest payments and loan costs	Other	Closing balance
Short and long-term debt	7,105,667	(536,888)	-	193,506	(805,081)	-	565,854	-	-	1,043,117	(481,708)	-	7,084,467
Other liabilities	143,473	(219,493)	-	-	-	238,879	-	-	-	-	-	(15,620)	147,239
Non-controlling interests from Smiles	412,013	875	305,669	-	-	(239,877)	-	-	561	-	-	820	480,061
Treasury shares	(4,168)	(15,929)	-	-	-	-	-	19,971	-	-	-	-	(126)
Shares to be issued	-	2,818	-	-	-	-	-	-	-	-	-	-	2,818
Capital stock	2,927,184	15,428	-	-	-	-	-	-	-	-	-	-	2,942,612

12/31/2017
						Non-cash changes
	Opening balance	Cash flow	Income for the year	Property, plant and equipment acquisition through financing	Interest payments on loans	Exchange variations on loans	Provision for interest on loans	Other	Closing balance
Short and long-term debt	6,379,220	612,396	-	63,066	(505,105)	68,895	502,529	(15,334)	7,105,667
Non-controlling interests from Smiles	293,247	(238,669)	359,025	-	-	-	-	(1,590)	412,013
Capital stock	2,924,492	2,169	-	-	-	-	-	523	2,927,184

12/31/2016
						Non-cash changes
	Opening balance	Cash flow	Income for the year	Repurchase of debt securities	Interest payments on loans	Exchange variations on loans	Provision for interest on loans	Other	Closing balance
Short and long-term debt	9,304,926	(890,559)	-	(286,799)	(606,405)	(1,220,608)	627,672	(549,007)	6,379,220
Non-controlling interests from Smiles	224,022	(171,829)	252,745	-	-	-	-	(11,691)	293,247
Capital stock	2,924,887	(395)	-	-	-	-	-	-	2,924,492

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated financial statements

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, except when otherwise indicated)

30.Insurance

As of December 31, 2018, the most relevant insurance coverage by nature, considering the aircraft fleet in relation to the maximum reimbursable amounts indicated in U.S. dollars, along with Smiles’ insurance coverage, is as follows:

	In thousands of Brazilian Reais	In thousands of U.S. dollars
GLA
Guarantee - hull/war	329,358	85,000
Civil liability per event/aircraft (a)	2,906,100	750,000
Inventories (local) (b)	968,700	250,000
Smiles
Rent insurance (Rio Negro – Alphaville complex)	1,238	-
D&O liability insurance	100,000	-
Fire insurance (Property insurance Rio Negro – Alphaville complex)	12,747	-

(a)  In accordance with the agreed amount for each aircraft up to the maximum limit indicated.

(b)   Values per incident and annual aggregate.

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

31.Subsequent events

On January 3, 2019, the Company announced that its subsidiary, Gol Finance, commenced a cash tender offer (“Tender Offer”) for any and its entire US$91,533 aggregate principal amount of the Senior Notes due in 2022, remunerated at 8.875% p.a. As of February 1, 2019, the Company concluded the tender offer after receiving valid offers of approximately US$13,460, which represents around 15% of the Senior Notes due in 2022.

On February 1, 2019, Smiles Fidelidade concluded the sale of its interest in Netpoints for the amount of R$914.

On February 14, 2019, Smiles Fidelidade’s Board of Directors approved the distribution of additional dividends of R$284,471. Such distribution is subject to the approval in the ordinary shareholders’ meeting to be held on April 16, 2019. On the same date, the Board of Directors also approved a capital increase in the subsidiary in the amount of R$210,000, without issuing new shares.

On February 27, 2019, the Company’s Board of Directors approved the homologation of the capital increase in the amount of R$4,589, upon the issuance of 521,528 preferred shares, all nominative with no face value, as a result of the exercise of stock purchase options.