Form 20-F
period 2019-12-31
Gol Intelligent Airlines Inc.
filed 2020-06-30
CIK 1291733

As filed with the Securities and Exchange Commission on June 29, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 20-F

_______________

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

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
Richard F. Lark, Jr.
+55 11 5098-7881
Fax: +55 11 5098-2341
E-mail: ri@voegol.com.br
Praça Comandante Linneu Gomes, S/N, Portaria 3
Jardim Aeroporto
04626-020 São Paulo, São Paulo
Federative Republic of Brazil
+55 11 2128-4700

(Address of principal executive offices)

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

___________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Trading symbol:	Name of each exchange on which registered:
Preferred Shares, without par value American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Preferred Share	* GOL	New York Stock Exchange New York Stock Exchange

* Not for trading purposes, but only in connection with the trading on the New York Stock Exchange of American Depositary Shares representing those preferred shares.

40549.00011

___________________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

___________________________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

___________________________________________

The number of outstanding shares of each class of stock of GOL Linhas Aéreas Inteligentes S.A. as of December 31, 2019:

2,863,682,710 Common Shares

273,868,123 Preferred Shares

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

40549.00011

i

ii

RELIANCE ON SEC ORDER TO EXTEND FILING DEADLINE

As disclosed in our report on Form 6-K furnished to the U.S. Securities and Exchange Commission, or the SEC, on April 30, 2020, we have relied on the SEC’s order dated March 25, 2020 (Release No. 34-88465) regarding an extension to file certain reports due to circumstances relating to the COVID-19 pandemic.

The airline industry has been among the sectors of the global economy most affected by the COVID-19 pandemic and government measures to address it, which, together with the severe impact on demand for air travel, have resulted in unprecedented challenges for us. Our management has since the second half of March 2020 been focused primarily on addressing the unprecedented challenges that the COVID-19 pandemic has created for our business and employees. Consequently, this situation resulted in a delay in our completion of this annual report on Form 20-F.

Presentation of Financial and Other Data

The consolidated financial statements included in this annual report have been prepared in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB, in reais.

We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts in respect of the year ended December 31, 2019 was R$4.031 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2019, as reported by the Brazilian Central Bank (Banco Central do Brasil), or the Central Bank. As of June 26, 2020, the U.S dollar selling rate was R$5.463 to US$1.00, as reported by the Central Bank, which represents a 35.5% depreciation of the real in 2020 to date. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at the above rate.

The consolidated financial statements included in this annual report have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. As such, the consolidated financial statements included in this annual report do not include any adjustments that might result from an inability to continue as a going concern. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material. For more information, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information.”

In this annual report, we use the terms “the registrant” and “GLAI” to refer to GOL Linhas Aéreas Inteligentes S.A., and “GOL,” “Company,” “we,” “us” and “our” to refer to the registrant and its consolidated subsidiaries together, except where the context requires otherwise. The term “GLA” refers to GOL Linhas Aéreas S.A., a wholly owned subsidiary of the registrant (previously named VRG Linhas Aéreas S.A., or VRG). References to “preferred shares” and “ADSs” refer to non-voting preferred shares of the registrant and American depositary shares representing those preferred shares, respectively, except where the context requires otherwise.

The phrase “Brazilian government” refers to the federal government of the Federative Republic of Brazil. The term “Brazil” refers to the Federative Republic of Brazil. The terms “U.S. dollar” and “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States. The terms “real” and “reais” and the symbol “R$” refer to the legal currency of Brazil. We make statements in this annual report about our competitive position and market share in, and the market size of, the Brazilian and international airline industries. We have made these statements on the basis of statistics and other information from third party sources, governmental agencies or industry or general publications that we believe are reliable. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications. All industry and market data contained in this annual report are from the latest publicly available information.

Certain figures included in this annual report have been rounded. Accordingly, figures shown as totals in certain tables may not be an arithmetic sum of the figures that precede them.

This annual report is incorporated by reference into our registration statement on Form F-3, filed with the SEC on July 25, 2019.

This annual report contains terms relating to operating performance in the airline industry that are defined as follows:

“Aircraft utilization” represents the average number of block-hours operated per day per aircraft for the total aircraft fleet.

“ATK” refers to available ton kilometers and is a measure of total capacity, considering passenger and cargo.

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

“Low-cost carrier” refers to airlines with a business model focused on a single fleet type, low-cost distribution channels and a highly efficient flight network.

“MRO” refers to maintenance, repair and operations.

“Net revenue per available seat kilometer” or “RASK” represents net revenue divided by available seat kilometers.

“Operating costs and expenses per available seat kilometer” or “CASK” represents operating costs and expenses divided by available seat kilometers, which is the generally accepted industry metric to measure operational cost efficiency.

“Operating costs and expenses excluding fuel expense per available seat kilometer” or “CASK ex-fuel” represents operating costs and expenses less fuel expense, divided by available seat kilometers.

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

•        developments relating to the spread of COVID-19, a new strain of coronavirus, and government measures to address it;

•        management’s expectations and estimates concerning our financial performance and financing plans and programs;

•        our level of fixed obligations;

•        our capital expenditure plans;

•        our ability to obtain financing on acceptable terms;

•        our ability to service our indebtedness;

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

•        developments in the Brazilian civil aviation infrastructure, including air traffic control, airspace and airport infrastructure; and

•        future terrorism incidents, cyber-security threats, disease outbreaks or related occurrences affecting the airline industry.

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

ITEM 2.      Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.      Key Information

A.     Selected Financial Data

We present in this section the following summary consolidated financial data:

•        Summary financial information derived from our audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, included elsewhere in this annual report; and

•        Summary financial information derived from our audited consolidated financial statements as of and for the year ended December 31, 2017, not included in this annual report.

We adopted IFRS 16 – Leases, or IFRS 16, on January 1, 2019 using the modified retrospective method and we did not restate our financial information for the years ended December 31, 2017 and 2018 for comparative purposes. Consequently, information regarding our indebtedness as of December 31, 2019 is not comparable to information regarding our indebtedness as of December 31, 2017 and 2018. Since our adoption of IFRS 16, our indebtedness includes our total short and long-term loans and financings and leases. For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Recent Accounting Pronouncements” and note 19 to our audited consolidated financial statements included elsewhere in this annual report.

The following tables set forth summary consolidated financial and operating data as of and for each of the periods indicated:

Summary Financial Data

	Year ended December 31,
	2017	2018	2019	2019(1)
Statements of Operations Data:	(in thousands of R$, except per share/ADS information)			(in thousands of US$)
Net revenue:
Passenger	9,564,041	10,633,488	13,077,743	3,244,292
Mileage program, cargo and other	764,993	777,866	786,961	195,227
Total net revenue	10,329,034	11,411,354	13,864,704	3,439,519
Operating costs and expenses:
Salaries, wages and benefits	(1,708,111)	(1,903,852)	(2,361,268)	(585,777)
Aircraft fuel	(2,887,737)	(3,867,673)	(4,047,344)	(1,004,055)
Aircraft rent(2)	(939,744)	(1,112,837)	-	-
Landing fees	(664,170)	(743,362)	(759,774)	(188,483)
Aircraft, traffic and mileage servicing	(628,140)	(613,768)	(707,392)	(175,488)
Passenger service expenses	(437,045)	(474,117)	(578,744)	(143,573)
Sales and marketing	(590,814)	(581,977)	(670,392)	(166,309)
Maintenance, materials and repairs	(368,719)	(570,333)	(569,229)	(141,213)
Depreciation and amortization(2)	(505,425)	(668,516)	(1,727,982)	(428,673)
Other income (expenses), net	(610,310)	524,656	(309,917)	(76,883)
Total operating costs and expenses	(9,340,215)	(10,011,779)	(11,732,042)	(2,910,454)
Equity pick up method	544	387	77	19
Income before financial results, exchange rate variation, net and income taxes	989,363	1,399,962	2,132,739	529,084
Financial income	213,446	259,728	389,563	96,642
Financial expense	(1,050,461)	(1,061,089)	(1,748,265)	(433,705)
Income before exchange rate variation, net and income taxes	152,348	598,601	774,037	192,021
Exchange rate variation, net	(81,744)	(1,081,197)	(385,092)	(95,533)
Income (loss) before income taxes	70,604	(482,596)	388,945	96,488
Income taxes	307,213	(297,128)	(209,607)	(51,999)
Net income (loss) for the year	377,817	(779,724)	179,338	44,489
Attributable to non-controlling interests	359,025	305,669	296,611	73,582
Attributable to equity holders of GLAI.	18,792	(1,085,393)	(117,273)	(29,093)

	Year ended December 31,
	2017	2018	2019	2019(1)
Earnings per Share and Other Information:	(in R$ except number of shares)			(in US$ except number of shares)
Basic income (loss) per preferred share	0.05	(3.12)	(0.33)	(0.08)
Basic income (loss) per common share	0.00	(0.09)	(0.01)	(0.00)
Basic income (loss) per share(3)	0.06	(3.11)	(0.33)	(0.08)
Basic income (loss) per ADS	0.11	(1.56)	(0.66)	(0.17)
Diluted income (loss) per preferred share	0.05	(3.12)	(0.33)	(0.08)
Diluted income (loss) per common share	0.00	(0.09)	(0.01)	(0.00)
Diluted income (loss) per share(3)	0.05	(3.12)	(0.33)	(0.08)
Diluted income (loss) per ADS	0.11	(1.56)	(0.66)	(0.17)
Weighted average number of outstanding shares in relation to basic income (loss) per preferred share (in thousands)	204,664	266,676	270,053	270,053
Weighted average number of outstanding shares in relation to basic income (loss) per common share (in thousands)	4,981,350	2,863,683	2,863,683	2,863,683
Weighted average number of outstanding shares in relation to basic income (loss) per share (in thousands)(3)	346,988	348,496	351,873	351,873
Weighted average number of outstanding ADSs in relation to basic income (loss) per share (in thousands)(3)	173,494	174,248	175,936	175,936
Weighted average number of outstanding shares in relation to diluted income (loss) per preferred share (in thousands)	207,278	266,676	270,053	270,053
Weighted average number of outstanding shares in relation to diluted income (loss) per common share (in thousands)	4,981,350	2,863,683	2,863,683	2,863,683
Weighted average number of outstanding shares in relation to diluted income (loss) per share (in thousands)(3)	349,602	348,496	351,873	351,873
Weighted average number of outstanding ADSs in relation to diluted income (loss) per share (in thousands)(2)	174,801	174,248	175,936	175,936
Dividends declared per preferred share (net of withheld income taxes)	-	-	-	-

	Year ended December 31,
	2017	2018	2019	2019(1)
Other Financial Data:	(in thousands of R$ except percentages)			(in thousands of US$)
EBITDA(4)	1,494,788	2,068,478	3,860,721	957,758
EBITDA margin(5)	14.5%	18.1%	27.8%	27.8%
Operating margin(6)	9.6%	12.3%	15.4%	15.4%
Total liquidity(7)	3,186,976	2,980,011	4,273,023	1,060,040
Net cash flows from (used in) operating activities	672,753	2,081,869	2,461,076	610,537
Net cash flows from (used in) investing activities	(559,805)	(1,587,256)	(754,611)	(187,202)
Net cash flows from (used in) financing activities	359,673	(753,189)	(892,173)	(221,328)

Summary Operating Data

	Year ended December 31
	2017	2018	2019

Operating aircraft at year end	119	121	130
Total aircraft at year end	119	121	137
Revenue passengers carried (in thousands)(8)	32,507	33,446	36,445
Revenue passenger kilometers (RPK) (in millions)(8)	37,408	38,423	41,863
Available seat kilometers (ASKs) (in millions)(8)	46,695	48,058	51,065
Load-factor	80.1%	80.0%	82.0%
Break-even load factor	72.4%	70.1%	66.3%
Aircraft utilization (block hours per day)	12.1	11.8	12.3
Average fare (R$)	294	318	359
Passenger revenue yield per RPK (R$ cents)	25.6	27.6	31.2
PRASK (R$ cents)	20.5	22.1	25.6
RASK (R$ cents)	22.1	23.7	27.2
CASK (R$ cents)	20.0	20.8	22.0
CASK ex-fuel (R$ cents)	13.8	12.8	14.1
Departures	250,654	250,040	259,377
Departures per day	687	685	711
Destinations served	64	69	77
Average stage length (kilometers)	1,094	1,098	1,114
Active full-time equivalent employees at year end	14,532	15,259	16,113
Fuel liters consumed (in millions)	1,379	1,403	1,475
Average fuel expense per liter (R$)	2.15	2.91	2.79

_____________

(1)     Translated for convenience using the U.S. dollar selling rate as reported by the Central Bank of R$4.031 to US$1.00 as of December 31, 2019. As of June 26, 2020, the U.S. dollar selling rate as reported by the Central Bank was R$5.463 to US$1.00.

(2)     We adopted IFRS 16 on January 1, 2019 using the modified retrospective method and we did not restate our financial information for the years ended December 31, 2017 and 2018 for comparative purposes. For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Recent Accounting Pronouncements” and note 19 to our audited consolidated financial statements included elsewhere in this annual report.

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

(4)     We calculate EBITDA as net income (loss) plus financial results, net, exchange rate variation, net, income taxes and depreciation and amortization. EBITDA is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows, or as a measure of liquidity. EBITDA is not calculated using a standard methodology and may not be comparable to the definition of EBITDA or similarly titled measures used by other companies. Because our calculation of EBITDA eliminates financial results, net, exchange rate variation, net, income taxes and depreciation and amortization, we believe that our EBITDA provides an indication of our general economic performance, without giving effect to interest rate or exchange rate fluctuations, changes in income and social contribution tax rates or depreciation and amortization.

(5)     We calculate EBITDA margin as EBITDA divided by total net revenue for the relevant period.

(6)     We calculate operating margin as income before financial results, exchange rate variation, net and income taxes divided by total net revenue.

(7)     We calculate total liquidity as the sum of cash and cash equivalents, restricted cash, short-term investments and trade receivables.

(8)     Source: National Civil Aviation Agency (Agência Nacional de Aviação Civil), or ANAC.

Reconciliation and Calculation of Certain Non-GAAP Measures

Reconciliation of Net Income (Loss) for the Year to EBITDA

	Year ended December 31,
	2017	2018	2019	2019(1)
	(in thousands of R$ except as otherwise indicated)			(in thousands of US$)
Net income (loss)	377,817	(779,724)	179,338	44,501
(+) Income taxes	(307,213)	297,128	209,607	52,012
(+) Financial results, net	837,015	801,361	1,358,702	337,147
(+) Exchange rate variation, net	81,744	1,081,197	385,092	95,555
(+) Depreciation and amortization	505,425	668,516	1,727,982	428,780
EBITDA(2)	1,494,788	2,068,478	3,860,721	957,995

_____________

(1)     Translated for convenience using the U.S. dollar selling rate as reported by the Central Bank of R$4.031 to US$1.00 as of December 31, 2019. As of June 26, 2020, the U.S. dollar selling rate as reported by the Central Bank was R$5.463 to US$1.00.

(2)     We calculate EBITDA as net income (loss) plus financial results, net, exchange rate variation, net, income taxes and depreciation and amortization. EBITDA is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows, or as a measure of liquidity. EBITDA is not calculated using a standard methodology and may not be comparable to the definition of EBITDA or similarly titled measures used by other companies. Because our calculation of EBITDA eliminates financial results, net, exchange rate variation, net, income taxes and depreciation and amortization, we believe that our EBITDA provides an indication of our general economic performance, without giving effect to interest rate or exchange rate fluctuations, changes in income and social contribution tax rates or depreciation and amortization.

Reconciliation of Operating Cash Flow to EBITDA

	Year ended December 31,
	2017	2018	2019	2019(1)
	(in thousands of R$, except as otherwise indicated)			(in thousands of US$, except as otherwise indicated)

Net cash provided by operating activities	672,753	2,081,869	2,461,076	610,537
Income taxes	239,846	52,139	178,621	44,312
Trade receivables, net	198,370	(95,844)	384,147	95,298
Inventories	(1,038)	6,673	21,240	5,269
Suppliers	202,462	(16,382)	232,021	57,559
Suppliers - forfaiting	(76,157)	(267,502)	(188,771)	(46,830)
Deposits	(46,388)	402,495	399,345	99,068
Payments for lawsuits and aircraft return	270,970	236,882	317,591	78,787
Advances from customers	(4,895)	(148,249)	153,543	38,091
Derivatives	44,753	20,998	124,548	30,898
Others	(5,888)	(204,601)	(222,640)	(55,232)
EBITDA	1,494,788	2,068,478	3,860,721	957,757

_____________

(1)     Translated for convenience using the U.S. dollar selling rate as reported by the Central Bank of R$4.031 to US$1.00 as of December 31, 2019. As of June 26, 2020, the U.S. dollar selling rate as reported by the Central Bank was R$5.463 to US$1.00.

Calculation of Adjusted Net Indebtedness to EBITDA

As of and for the year ended December 31, 2019
(in thousands of R$)
Loans and financing current	(2,543,039)
Loans and financing non-current	(5,866,802)
Lease liabilities current	(1,404,712)
Lease liabilities current non-current	(4,648,068)
Total indebtedness	(14,462,621)
(-) Perpetual notes	546,750
Adjusted net indebtedness	(13,915,871)
Cash and equivalents	1,645,425
Short-term investments	953,762
Restricted cash current	304,920
Restricted cash non-current	139,386
Adjusted net indebtedness	(10,872,378)
EBITDA	3,860,721
Adjusted net indebtedness to EBITDA ratio	2.8x

B.     Capitalization and Indebtedness

Not applicable.

C.     Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

Investment in the ADSs involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this annual report, before making an investment decision regarding the ADSs. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of the ADSs could decline due to any of these risks or other factors, and you may lose all or part of your investment. For purposes of this section, when we state that a risk, uncertainty or event may, could, would or will have an “adverse effect” on us or “adversely affect” us, we mean that the risk, uncertainty or event could have an adverse effect on our business, financial condition, results of operations, cash flow, prospects, reputation and/or the trading price of the ADSs, except as otherwise indicated.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy, and such involvement, along with general political and economic conditions, could adversely affect us.

The Brazilian government has frequently intervened in the Brazilian economy and has occasionally made drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and in respect of other policies and regulations have involved, among other measures, increases in interest rates, changes in tax and social security policies, price controls, currency exchange and remittance controls, devaluations, capital controls and limits on imports. We may be adversely affected by changes in policy or regulations at the federal, state or municipal level involving factors such as:

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

According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, Brazil’s gross domestic product, or GDP, grew by 1.0% in 2017, 1.1% in 2018 and 1.1% in 2019, following an economic recession in 2015 and 2016.

Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the use of our products and services and we have been, and will continue to be, affected by changes in the Brazilian GDP.

Political instability may adversely affect us.

Brazilian markets experienced heightened volatility in the last half decade due to uncertainties deriving from the ongoing Lava Jato investigation, which is being conducted by the Federal Prosecutor’s Office, and its impact on the Brazilian economy and political environment. Numerous members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies have been convicted of political corruption of officials accepting bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies.

The ultimate outcome of these investigations is uncertain, but they had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. The development of those unethical conduct cases has and may continue to adversely affect us.

In addition, the Brazilian economy is subject to the effects of uncertainty over the performance of the Brazilian federal government under President Jair Bolsonaro, who was sworn-in in January 2019. We cannot predict the effects of further political developments on the Brazilian economy, including the policies that the President may adopt or alter during his mandate or the effect that any such policies might have on our business and on the Brazilian economy.

Risks relating to the global economy may affect the perception of risk in emerging markets, which may adversely affect the Brazilian economy, including by means of oscillations in the capital markets and, consequently, us.

The market value of securities issued by Brazilian companies is influenced, to varying degrees, by the economic and market conditions of other countries, including the United States, European Union member countries and emerging economies. The reaction of investors to events in these countries may adversely affect the market value of the securities of Brazilian companies. Crises in the United States, the European Union or emerging markets may reduce investor interest in the securities of Brazilian companies, including securities issued by us.

In addition, the Brazilian economy is affected by international economic and market conditions, especially in the United States. Stock prices on the B3 S.A. – Brasil, Bolsa, Balcão, or the B3, for example, are highly affected by fluctuations in U.S. interest rates and by the behavior of the major U.S. stock exchanges. Any increase in interest rates in other countries, especially the United States, could reduce overall liquidity and investor interest in Brazilian capital markets.

We cannot assure that Brazilian capital markets will be open to Brazilian companies and that financing costs will be favorable to Brazilian companies. Economic crises in Brazil or other emerging markets may reduce investor interest in securities of Brazilian companies, including securities issued by us. This may affect the liquidity and market price of the ADSs and our access to the Brazilian capital markets and financing on acceptable terms, which may adversely affect us.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and materially and adversely affect us.

Historically, Brazil has experienced high inflation rates, which, together with actions taken by the Central Bank to curb inflation, have had significant adverse effects on the Brazilian economy. After the implementation of the Plano Real in 1994, the annual rate of inflation in Brazil decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA. According to the IBGE, inflation measured by the IPCA was 3.0%, 3.8% and 4.3% in 2017, 2018 and 2019, respectively.

The base interest rate for the Brazilian banking system is the Central Bank’s Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia) rate, or SELIC rate. The SELIC rate has been repeatedly lowered from the October 2016 rate of 14.25%. As of December 31, 2017, 2018 and 2019, the SELIC rate was 7.00%, 6.50% and 4.40%, respectively.

Inflation and the Brazilian government’s measures to curb it, principally the Central Bank’s monetary policy, have had and may again have significant effects on the Brazilian economy and us, while tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit, more lenient government and Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could adversely affect us. In addition, we may not be able to adjust the fares we charge our customers to offset the effects of inflation on our cost structure.

Downgrades in Brazil’s credit rating could adversely affect our credit rating, the cost of our indebtedness and the trading price of securities issued by us.

Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on indebtedness issuances in the financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account a number of factors, including macroeconomic trends, fiscal and budgetary conditions, indebtedness and the prospect of change in these factors. Downgrades in Brazil’s credit rating can lead to downgrades in our credit rating and increase the cost of our indebtedness as investors may require a higher rate of return to compensate a perception of increased risk. In January 2018, Standard & Poor’s lowered Brazil’s credit rating to BB- with a stable outlook, which it changed to positive in December 2019 and back to stable in April 2020. In February 2018, Fitch downgraded Brazil’s credit rating to BB-, which it affirmed in May 2019 with a stable outlook and in May 2020 with a negative outlook. Moody’s rating is Ba2 with a stable outlook. Each of Standard & Poor’s, Fitch and Moody’s upgraded our credit rating in 2019.

Exchange rate instability may materially and adversely affect us.

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. As of December 31, 2017, the U.S. dollar selling rate was R$3.308 per US$1.00. In 2018, the real depreciated against the U.S. dollar and, as of December 31, 2018, the U.S. dollar selling rate was R$3.875 per US$1.00. In 2019, the real depreciated further against the U.S. dollar and the U.S. dollar selling rate was R$4.031 per US$1.00 as of December 31, 2019. As of March 31, 2020 and June 26, 2020, the U.S dollar selling rate was R$5.199 to US$1.00 and R$5.463 to US$1.00, respectively, as reported by the Central Bank, representing a 35.5% depreciation of the real from December 31, 2019 through June 26, 2020. There can be no assurance that the real will not depreciate further against the U.S. dollar.

In 2019, 86.3% of our passenger revenue and other revenue were denominated in reais and a significant part of our operating costs and expenses, such as fuel, aircraft and engine maintenance services and aircraft insurance, are denominated in, or linked to, U.S. dollars. In 2019, 40.9% of our total operating costs and expenses were either denominated in or linked to U.S. dollars. The market and resale value of the majority of our operating assets, our aircraft, is denominated in U.S. dollars. As of December 31, 2019, R$13,839.1 million, or 95.7%, of our indebtedness was denominated in U.S. dollars and we had a total of R$9,245.1 million in non-cancelable U.S. dollar denominated future lease payments.

We are also required to maintain U.S. dollar denominated deposits and maintenance reserve deposits under the terms of some of our aircraft operating leases. We may incur substantial additional amounts of U.S. dollar‑denominated leases or financial obligations and U.S. dollar denominated indebtedness and be subject to fuel cost increases linked to the U.S. dollar. While in the past we have generally adjusted our fares in response to, and to alleviate the effect of, depreciation of the real against the U.S. dollar and increases in the price of jet fuel (which is priced in U.S. dollars) and have entered into hedging arrangements to protect us against the short‑term effects of such developments, there can be no assurance that we will be able to continue to do so.

Depreciation of the real against the U.S. dollar creates inflationary pressures in Brazil and causes increases in interest rates, which adversely affects the growth of the Brazilian economy as a whole, curtails access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar has also, as in the context of an economic slowdown, led to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole. Depreciation of the real also reduces the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our preferred shares and, as a result, the ADSs. On the other hand, appreciation of the real against the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange current accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect us.

Risks Relating to Us and the Brazilian Airline Industry

The outbreak and spread of COVID-19 have materially and adversely affected, and may further materially and adversely affect, the airline industry and us.

In December 2019, cases of COVID-19 were first reported in Wuhan, China, and the virus has now spread globally. The World Health Organization declared COVID-19 a pandemic and, in March 2020, governments around the world, including those of the United States, Brazil and most Latin American countries, declared states of emergency and implemented measures to halt the spread of the virus, including enhanced screenings, quarantine requirements and severe travel restrictions.

We have, beginning in the second half of March 2020, been redesigning our flight network and reduced our total flight capacity by approximately 92% in domestic markets and 100% in international markets. We suspended all regular regional and international operations and have maintained an essential network of 50 daily flights in April 2020 (representing 8% of the daily flights we operated in April 2019), 70 daily flights in May 2020 (representing 12% of the daily flights we operated in May 2019) and 120 daily flights in June 2020 (representing 16% of the daily flights we operated in June 2019), and we forecast approximately 240 daily flights in July 2020 (representing 32% of the daily flights we operated in July 2019). We continue to work with the Brazilian government to maintain minimum flight links for emergency reasons and to operate rescue and medical flights when requested to do so.

We have implemented a number of initiatives to reduce expenses and protect our liquidity, including deferral of non-essential capital expenditures and agreements with our employees. In addition, we are negotiating with lessors and creditors to adjust and defer certain of our payment obligations. We cannot assure you that travel restrictions or decreased demand for air travel will not persist or deteriorate for an extended period of time, in which case we may need to take additional measures to preserve our liquidity.

We may not be able to maintain adequate liquidity and our cash flows from operations and financings may not be sufficient to meet our current obligations.

Our liquidity, cash flows from operations and financings have been and may be adversely affected by exchange rates, fuel prices and the impact of adverse economic conditions in Brazil on the demand for air travel. As of December 31, 2019, our indebtedness was R$14,462.6 million, as compared to R$7,084.5 million as of December 31, 2018, mainly due to our adoption of IFRS 16 as of January 1, 2019. Despite the reduced air passenger demand caused by the COVID-19 pandemic and government measures to address it, we are operating at cash break-even and believe we have, as of the date of this annual report, liquidity for over 12 months, but we cannot assure you that this scenario will remain in case the economic downturn worsens or lasts longer than expected.

Certain of our indebtedness agreements contain covenants that require the maintenance of specified financial ratios. Our ability to meet these financial ratios and other restrictive covenants may be affected by events beyond our control and we cannot assure that we will meet those ratios. Failure to comply with any of these covenants or payment obligations under our finance and lease obligations could result in an event of default under these agreements and others, as a result of cross default provisions. If we were unable to comply with our indebtedness covenants, we need to seek waivers from our creditors. We cannot guarantee that we will be successful in complying with our covenants or in obtaining or renewing any waivers.

Our independent auditors have included a going concern emphasis paragraph in their opinion due to the significant drop in demand for air travel as a result of the effects of developments relating to the COVID-19 pandemic, and specifically the actions taken by the Brazilian government to address it, which are largely out of our control.

The consolidated financial statements included in this annual report have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. However, because of the significant drop in worldwide demand for air travel caused by the COVID-19 pandemic that has affected the entire airline industry, and the significant travel restrictions that have been placed by numerous countries, including Brazil, our independent registered public accounting firm, in its report on our consolidated financial statements as of and for the year ended December 31, 2019, has expressed substantial doubt regarding our ability to continue as a going concern.

Although we have, in response to the significantly reduced demand for air travel caused by the COVID-19 pandemic, taken a number of measures to protect our liquidity and cash provision, including adjusting our flight network, rolling over and extending certain debt, deferring certain lease obligations and significantly reducing fixed and variable costs, we cannot guarantee that we will be successful in implementing these initiatives.

We rely on one manufacturer for our aircraft and engines and further prolonged grounding of the Boeing 737 MAX aircraft would materially and adversely affect us.

One of the key elements of our business strategy and a key element of the low-cost carrier business model is to reduce costs by operating a standardized aircraft fleet. After extensive research and analysis, we chose the 737-700/800 Next Generation aircraft manufactured by The Boeing Company, or Boeing, and 56-7B engines manufactured by CFM International, or CFM. We expect to continue to rely on Boeing and CFM for the foreseeable future.

We derive benefits from a fleet comprised of a standardized type of aircraft while still having the flexibility to match the capacity and range of the aircraft to the demands of each route. If we had to lease or purchase aircraft of another manufacturer, we could lose these benefits. We cannot assure you that any such replacement aircraft would have the same operating advantages as the Boeing aircraft or that we could lease or purchase engines that would be as reliable and efficient as the CFM engines. Our operations could also be disrupted by the failure or inability of Boeing or CFM to provide sufficient parts or related support services on a timely basis.

In 2012, Boeing and CFM released new aircraft and engines, the Boeing 737-8 MAX and LEAP-1B, to replace the Boeing 737-700/800 Next Generation. Delivery and operation of the Boeing 737 MAX aircraft are crucial to our strategy and fleet modernization initiatives.

Following two accidents involving Boeing 737 MAX, regulators grounded the aircraft in March 2019, which Boeing now expects will return to operations in the second half of 2020. Further, Boeing has suspended MAX deliveries following the groundings and is not currently manufacturing new MAX aircraft. Because Boeing no longer manufactures versions of the 737 other than the 737 MAX family of aircraft and our operations have been designed around the single fleet model, if there is continued prolonged grounding of the MAX aircraft that we have already received and additional delays in delivery of our ordered aircraft, we may face increased maintenance costs on our aircraft, experience operational disruptions and decreases in customer ratings, be unable to realize our expected fuel cost efficiencies, incur increased aircraft lease costs and risk facing a shortage of available aircraft, which may limit our growth plans and the execution of our long-term strategy.

Further prolonged grounding would likely increase the adverse effects upon us, and we cannot assure you that we will receive adequate compensation from Boeing for the negative impacts we have suffered or may suffer from the grounding of the MAX. In addition, any accidents or incidents involving our or any other Boeing 737 Next Generation or Boeing 737-8 MAX aircraft or the aircraft of any major airline have and may again cause negative public perceptions about us, and, consequently, adversely affect us.

The airline industry is particularly sensitive to changes in macroeconomic conditions and adverse macroeconomic conditions would likely adversely affect us.

Our operations and the airline industry in general are particularly sensitive to changes in macroeconomic conditions. Unfavorable macroeconomic conditions in Brazil, a constrained credit market and increased business operating costs reduce spending on both leisure and business travel, as well as cargo transportation. Any slowdown in the Brazilian economy may adversely affect industries with significant spending in travel, including government, oil and gas, mining and construction, which would affect the quality of demand, reducing the number of higher yield tickets we can sell. Unfavorable macroeconomic conditions can also affect our ability to raise fares to counteract increased fuel, labor and other costs. Any of these factors may negatively affect us.

Unfavorable economic conditions, a significant decline in demand for air travel or continued instability of the credit and capital markets could also result in pressure on our indebtedness costs, operating results and financial condition and would affect our growth and investment plans. These factors could also negatively affect our ability to obtain financing on acceptable terms and liquidity generally.

Substantial fluctuations in fuel costs would harm us.

International and local fuel prices are subject to high volatility depending on multiple factors, including geopolitical issues and supply and demand. The price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, affects our fuel costs and constitutes a significant portion of our total operating costs and expenses. The average price per barrel of West Texas Intermediate crude oil was US$50.85, US$64.90 and US$57.04 in 2017, 2018 and 2019, respectively. Fuel costs represented 31%, 39% and 34% of our total operating costs and expenses in 2017, 2018 and 2019, respectively.

Although we enter into hedging arrangements to reduce our exposure to fuel price fluctuations and have historically passed on the majority of fuel price increases by adjusting our fare structure, the price and availability of fuel cannot be predicted with any degree of certainty. As of the date of this annual report, we have approximately US$100.0 million invested in a portfolio of 17 million barrels of oil for the monthly periods through December 2022. This amount is based on our 2019 fuel costs of approximately R$4.0 billion, and recent historical fuel price volatility of around 15-20%. Approximately 65% of this portfolio is in out-of-the-money call options (US$55 average exercise price) with premiums paid for in prior periods. The remaining 35% of this portfolio is in zero cost collars with Brent puts that are immunized at US$20 and that are fully marked-to-market and fully invested in deposits with top-tier counterparties. We have a hedge ratio of 60% for 2020 consumption in the low $60 per barrel price range, and hedge ratios of 30% for 2021 and 2022 at oil prices in the mid-$40 range. Our hedging activities and fare adjustments may not be sufficient to protect us fully from fuel price increases.

Substantially all of our fuel is supplied by one source, Petrobras Distribuidora S.A., or Petrobras Distribuidora. If Petrobras Distribuidora is unable or unwilling to continue to supply fuel at the times and in the quantities that we require, we may not be able to find a suitable replacement or to purchase fuel at the same cost, which would likely adversely affect us. See “Item 4. Information on the Company—B. Business Overview—Airline Business—Fuel.”

Changes to the Brazilian civil aviation regulatory framework, including rules regarding slot distribution, fare restrictions and fees associated with civil aviation, may adversely affect us.

Brazilian aviation authorities monitor and influence the developments in Brazil’s airline market. For example, airport services are regulated by ANAC and, in many cases, still managed by the Brazilian Airport Infrastructure Company (Empresa Brasileira de Infraestrutura Aeroportuária), or INFRAERO, a government-owned corporation. ANAC addressed overcapacity in the system in 2014 by establishing strict criteria that must be met before new routes or additional flight frequencies are awarded. ANAC policies as well as those of other aviation supervisory authorities have and may again adversely affect us. In July 2014, ANAC published new rules governing the allocation of slots in coordinated/slotted airports, including Congonhas and Guarulhos, which are the two main airports for the city of São Paulo. In 2016, additional airports, but non-coordinated nowadays, became subject to these rules, such as Brasília (Distrito Federal), Galeão (Rio de Janeiro), Florianópolis (Santa Catarina) and others. ANAC considers operating history and efficiency (on-time performance and regularity) as the main criteria for the allocation of slots. Under these rules, on-time performance and regularity are assessed twice per year, following the International Air Transport Association, or IATA, summer and winter calendars, between April and September and between October and March. The minimum regularity performance target for each series of slots in a season is 90% at Congonhas airport (São Paulo) and 80% for Guarulhos (São Paulo), Santos Dumont (Rio de Janeiro) and Recife. The on-time performance, since 2018, is measured through the method of statistical tendency that compares the performance of all airlines for each airport. Airlines forfeit slots used below the minimum criteria in a season. Forfeited slots are redistributed first to new entrants, which includes airlines that operate fewer than five slots in the affected airport in the given weekday, and are subsequently returned to the slots database and redistribuided according to regulations. We cannot foresee these and other changes to the Brazilian civil aviation regulatory framework, which could increase our costs, change the competitive dynamics of our industry and adversely affect us including as discussed in “—We operate in a highly competitive industry.”

Technical and operational problems in the Brazilian civil aviation infrastructure, including air traffic control systems, airspace and airport infrastructure, may adversely affect us.

We depend on improvements in the coordination and development of Brazilian airspace control and airport infrastructure, which continue to require substantial improvements and government investments.

If the measures taken and investments made by the Brazilian government and regulatory authorities do not prove sufficient or effective, air traffic control, airspace management and sector coordination difficulties might reoccur or worsen, which may adversely affect us.

Slots at Congonhas airport in São Paulo, the most important airport for our operations and the busiest one in Brazil, are fully utilized on weekdays. The Santos Dumont airport in Rio de Janeiro, a highly utilized airport with half‑hourly shuttle flights between São Paulo and Rio de Janeiro, also has certain slot restrictions. Several other Brazilian airports, including the Brasília, Campinas, Salvador, Confins and São Paulo (Guarulhos) international airports, have limited the number of slots per day due to infrastructural limitations at these airports. Any condition that would prevent or delay our access to airports or routes that are vital to our strategy or our inability to maintain our existing slots, and obtain additional slots, may adversely affect us. In addition, we cannot assure that any investments will be made by the Brazilian government in the Brazilian aviation infrastructure (by expanding additional or developing new airports) to permit our growth.

We have significant recurring aircraft expenses, and we will incur significantly more fixed costs that could hinder our ability to meet our strategic goals.

We have significant costs, relating primarily to leases for our aircraft and engines. Following negotiations with Boeing in March 2020, as of the date of this annual report, we have commitments of R$26,739.5 million (US$6,633.5 million) for deliveries through 2028. We expect that we will incur additional fixed obligations and indebtedness as we take delivery of the new aircraft and other equipment to implement our strategy.

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

Our ability to make scheduled payments on our fixed obligations will depend on our operating performance and cash flow, which will in turn depend on prevailing macroeconomic and political conditions and financial, competitive, regulatory, business and other factors, many of which are beyond our control. In addition, our ability to raise our fares to compensate for an increase in our fixed costs may be limited by competition and regulatory factors.

We operate in a highly competitive industry.

We face intense competition on all routes we operate from existing scheduled airlines, charter airlines and potential new entrants in our market. Competition from other airlines has a relatively greater impact on us when compared to our competitors because we have a greater proportion of flights connecting Brazil’s busiest airports, where competition is more intense. In contrast, some of our competitors have a greater proportion of flights connecting less busy airports, where there is little or no competition. In addition, we cannot foresee how the recent financial distress of our main competitors will affect the competitive landscape.

The Brazilian airline industry also faces competition from ground transportation alternatives, such as interstate buses. In addition, the Brazilian government and regulators could give preference to new entrants and existing competitors when granting new and current slots in Brazilian airports in order to promote competition.

Existing and potential competitors have in the past and may again undercut our fares or increase capacity on their routes in an effort to increase their market share of business traffic (high value-added customers). In any such event, we cannot assure you that our level of fares or passenger traffic would not be adversely affected.

Changes in the Brazilian and global airline industry framework may adversely affect us.

As a result of the competitive environment, there may be further changes in the Brazilian and global airline industry, whether by means of acquisitions, joint ventures, partnerships or strategic alliances. We cannot predict the effects of further consolidation on the industry. For example, most recently, Oceanair Linhas Aéreas S.A., which operated under the name Avianca Brasil, filed for judicial restructuring in December 2018 and terminated operations in 2019, which resulted in further industry consolidation. Consolidation in the airline industry and changes in international alliances will continue to affect the competitive landscape in the industry and may result in the formation of airlines and alliances with greater financial resources, more extensive global networks and lower cost structures than we can obtain.

In December 2018, the former Brazilian president approved Provisional Measure No. 863 (Medida Provisória No. 863), which revoked restrictions on foreign ownership of Brazilian airlines’ voting stock. The measure was endorsed by the Brazilian government that took office in January 2019 and, in June 2019, was partially converted into Law No. 13,842, which allows companies with 100% foreign capital to invest in airlines operating in Brazil, revoking the prior limitation of 20% of foreign capital, provided that foreign companies are constituted in accordance with Brazilian law and provided that they have their headquarters and management in Brazil. We cannot foresee how this law will affect us and the competitive environment in Brazil.

We rely on complex systems and technology and any operational or security inadequacy or interruption could materially and adversely affect us.

In the ordinary course of our business, our systems and technology require ongoing modification and refinements, which can to be expensive to implement and may divert management’s attention from other matters. In addition, our operations could be adversely affected, or we could face regulatory penalties, if we were unable to timely or effectively modify our systems as necessary.

We have occasionally experienced system interruptions and delays that make our websites and services unavailable or slow to respond, which could prevent us from efficiently processing customer transactions or providing services. This could reduce our net revenue and the attractiveness of our services. Our computer and communications systems and operations could be damaged or interrupted by catastrophic events such as fires, floods, earthquakes, power loss, computer and telecommunications failures, acts of war or terrorism, computer viruses, cybersecurity breaches and similar events or disruptions. Any of these events could cause system interruptions, delays and loss of critical data, and could prevent us from processing customer transactions or providing services, which could make our business and services less attractive and subject us to liability. Any of these events could damage our reputation and be expensive to remedy.

We rely on maintaining a high daily aircraft utilization rate to increase our revenues and reduce our costs.

One of the key elements of our business strategy and an important element of the low-cost carrier business model is to maintain a high daily aircraft utilization rate, which we measured as 12.3 block hours per day in 2019. High daily aircraft utilization allows us to generate more revenue from our aircraft and dilute our fixed costs, and is achieved in part by operating with quick turnaround times at airports so we can fly more hours on average in a day. Our rate of aircraft utilization could be adversely affected by a number of different factors that are beyond our control, including, among others, air traffic and airport congestion, adverse weather conditions and delays by third-party service providers relating to matters such as fueling and ground handling.

We may be adversely affected by events out of our control, including accidents and pandemics.

Accidents or incidents involving our aircraft could result in significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of damaged aircraft and temporary or permanent loss from service. We are required by ANAC and lessors of our aircraft under our operating lease agreements to carry liability insurance. Although we believe we maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate and we may be forced to bear substantial losses in the event of an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm us. Accidents or incidents involving our or any other Boeing 737 Next Generation or Boeing 737-8 MAX aircraft or the aircraft of any major airline have and may again cause negative public perceptions about us, and, consequently, adversely affect us.

In 2020, the outbreak of the COVID-19 pandemic, combined with government measures to address it and related media responses, has led to severe travel restrictions and significantly reduced demand for air travel around the world, significantly reducing our revenue in the period since April 2020. We cannot predict how this global pandemic will evolve and further affect us, but we expect demand at significantly reduced levels at least through year-end 2020, which will adversely affect our results of operations and financial position.

Our controlling shareholders have the ability to direct our business and affairs and their interests could conflict with yours.

Our controlling shareholders have the power to, among other things, elect a majority of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and dispositions and the timing and payment of any dividends. The chairman of our board of directors, Constantino de Oliveira Junior, has since our inception been the fundamental figure of our company, and has directed our company initially as its chief executive officer, and, since 2012, as the chairman of our board of directors. As of December 31, 2019, the Constantino family, which indirectly controls us, had 51.9% of the economic interests in us. A difference in economic exposure may intensify conflicts of interests between our controlling shareholders and you. See “Item 9. The Offer and Listing—C. Markets—Corporate Governance Practices.”

The effect of any discontinuation or replacement of the LIBOR may adversely affect us.

The U.K. Financial Conduct Authority announced in July 2017 that it intends to no longer compel banks to submit rates for the calculation of the London interbank offered rate, or LIBOR, after 2021. To mitigate any possible impact, various regulators have proposed alternative reference rates. As of December 31, 2019, we had R$446.0 million of LIBOR-indexed variable rate leases terminating after 2021. We cannot predict the effect of any discontinuation or replacement of the LIBOR at this time and, consequently, we cannot assure you that these changes will not have an adverse effect on us.

Risks Relating to the ADSs and Our Preferred Shares

The relative volatility and illiquidity of the Brazilian securities markets, and securities issued by airlines in particular, may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented 47.0% of the aggregate market capitalization of the B3, as of December 31, 2019.

The trading prices of shares of companies in the worldwide airline industry are relatively volatile and investors’ perception of the market value of the ADSs and preferred shares may be adversely affected by volatility and decreases in their trading prices.

Holders of the ADSs and our preferred shares may not receive any dividends.

According to our bylaws, we must pay our shareholders at least 25.0% of our annual net income as dividends, as determined and adjusted under Brazilian corporate law. Our adjusted net income may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian corporate law and may not be available to be paid as dividends. We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition. In the past five fiscal years, we did not distribute dividends.

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

Holders of the ADSs may be unable to exercise preemptive rights with respect to our preferred shares.

We may not be able to offer our preferred shares to U.S. holders of the ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any future issuance of our preferred shares, unless a registration statement under the U.S. Securities Act of 1933, or the Securities Act, is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist, the depositary bank will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of the ADSs will not realize any value from grants of such preemptive rights.

ITEM 4.      Information on the Company

A.     History and Development of the Company

Overview

GOL is Brazil’s premier domestic airline and one of the largest low-cost carriers globally. We pioneered the low-cost carrier model in South America and offer the best product and customer experience to business and leisure passengers.

In 2019, we:

•        were the largest Brazilian airline with over 36 million annual passengers transported and a domestic market share of 38%, as measured by RPK;

•        had the lowest operating costs of any Brazilian airline, with a CASK ex-fuel of R$14.1 cents (US$3.5 cents), and one of the lowest among airlines globally;

•        were among the five largest low-cost carriers globally based on annual revenue;

•        achieved an aircraft utilization of 12.3 block hours per day, one of the highest in the world;

•        operated the most flights at Brazil’s busiest airports;

•        were a leader in technology development and digital solutions that enable us to offer the best passenger experience, with a net promoter score (NPS) of 38;

•        operated the leading Brazilian airline loyalty program, with 16.9 million members as of December 31, 2019;

•        were Brazil’s second largest cargo airline with a 25% market share as measured by ATKs; and

•        operated the largest MRO facility in Brazil, with over 1.0 million square feet of hangar and ramp areas, six shops, more than 60,000 square feet of parts storage area and over 700 employees.

As of December 31, 2019, we operated a single fleet of 130 Boeing 737 Next Generation aircraft and seven Boeing 737-8 MAX aircraft to offer more than 750 daily flights across 100 destinations in Brazil, South America, the Caribbean and the United States. In 2018, we generated total net revenue of R$11.4 billion with an operating margin of 12.3% and, in 2019, we generated total net revenue of R$13.9 billion with an operating margin of 15.4%.

Foundation and Unique Business Model

GOL was founded in 2000 and initiated operations in 2001, when entrepreneur Constantino de Oliveira Junior pioneered the low-cost carrier concept in Brazil. Constantino de Oliveira Junior has been key to GOL’s success, first as chief executive officer and, since 2012, as chairman of our board of directors. He continues to be the leading figure at GOL, both in helping set strategic direction and in his close supervision of and daily interaction with senior management.

We have a unique business model, which permits a flexible and versatile operation, avoiding over and under capacity as the Brazilian market evolves. In addition to our standardized 737 fleet type, our focus on business traffic in key markets in Brazil, short-term sublease agreements, tailored crew scheduling and a flexible hub-based network have helped us ensure the versatility of our business model and drive our operating margins.

We maintained the lowest operating costs (on a CASK basis) of any Brazilian airline in every year since we began operating in 2001. In 2019, our CASK ex-fuel was R$14.1 cents (US$3.5 cents).

We believe we are well‑positioned to maintain our relatively low unit operating costs by operating a standardized fleet type of Boeing 737-700/800, which allows us to maximize aircraft utilization and dilute our fixed costs. We have been constantly renewing our fleet with our total order book of 95 Boeing 737 MAX aircraft. Boeing expects MAX aircraft operations to resume in the second half of 2020, which we expect will generate lower operating costs compared to prior generation aircraft.

High-quality Customer Experience

GOL has established itself as the premier airline in Brazil, attracting business and leisure customers with low fares and garnering business customers by delivering a high-quality experience:

•        In 2019, we were again ranked first among airlines in the Top of Mind Award organized by the Brazilian newspaper Folha de São Paulo and were ranked one of the best companies to work for by Melhores Empresas para Trabalhar Você S/A from the Brazilian magazine Exame.

•        We were the first airline in Brazil to provide wireless internet, or Wi-Fi, and other on-board entertainment, including live television, in the same platform. We were also the first airline in the world to offer on-board Wi-Fi on every route served.

•        We provide a comfortable flight experience with the most seats with the largest legroom available. In 2019, we had an on-time rate of 89.0%, according to INFRAERO, the entity in charge of managing and controlling airports in Brazil.

We believe that our superior value proposition for customers and our reliable and high-quality service have helped us create a premier brand and led to the rapid increase in our passenger market share.

Growth of the Passenger Market in Brazil

From GOL’s launch in 2001 until today, the airline has been a major driver behind passenger growth in Brazil. Between 2001 and 2019, Brazil’s domestic passenger market grew 3.2x, from 30.8 million passengers in 2001 to 95.3 million in 2019. Brazil’s international passenger market increased 4.1x, from 3.8 million passengers in 2001 to 9.1 million passengers in 2019, excluding international carriers.

Much of this growth can be directly attributed to GOL and its low-cost carrier model. Our passenger market share in the domestic air transportation market, as measured by RPK, increased from 5% in 2001 to 38% in 2019. We have transported more than 480 million passengers since we began our operations.

Brazil is geographically similar in size to the continental United States and, according to IATA’s 2018 data, Brazil is the sixth largest domestic airline market in the world, after the United States, China, India, Indonesia and Japan. Brazilian domestic air passenger demand grew 0.8% in 2019, and IATA estimates, based on 2018 data, that it will be the fifth largest domestic airline market by 2026. Based on 2015 data, the Brazilian aviation market has significant untapped potential as flights per capita totaled approximately 0.5 per year, significantly below that of more established markets such as Australia (2.9) or the United States (2.5).

Leadership in Domestic Business and Leisure Markets

We are the leader in domestic air transportation of business and leisure passengers in Brazil. In 2019, we had a leading domestic market share by RPK of 38%. In 2019, we were also the largest player in four of the ten busiest airports in Brazil, with an average market share in excess of 39% and we were the leading airline in 57% of the 30 largest airports in Brazil, which together represent 95% of domestic air traffic by passengers in Brazil.

Business passengers are particularly attractive as they are less price sensitive, purchase tickets closer to the flight date at higher fares and often purchase other ancillary products that we offer. Our low-cost carrier business model permits effective segmentation, allowing us to attract a high share of these Brazilian business passengers, while providing attractive fares to demand-elastic and very price sensitive leisure travelers. According to the Brazilian Association of Corporate Travel Agencies (Associação Brasileira de Agências de Viagens Corporativas), in 2019, we held a 35.4% market share by RPK of the business traveler segment.

Best-Positioned for Market Growth in Brazil

We believe we are well-positioned to further strengthen GOL as the leading airline in Brazil, based on our strong network of slots and flights between the most attractive Brazilian airports, our higher market share in the business segment and our highly efficient Boeing 737 aircraft fleet. These competitive advantages are key to our strategy and we believe they cannot be replicated by any of our competitors.

As a result of our continuous focus on managing our balance sheet and capital structure, we were prepared to deal with the steep decrease in revenues during the economic downturn in Brazil resulting from the COVID-19 pandemic and government measures to address it. As a result, we believe we have been able to maintain a much stronger cash position and capital structure than our competitors in the Brazilian market.

As of December 31, 2019, our adjusted net indebtedness to EBITDA ratio was 2.8x. We increased our operating margin from 9.6% in 2017 to 12.3% in 2018 and 15.4% in 2019. In 2019, we recorded an income before financial results, exchange rate variation, net and income taxes of R$2.1 billion, as compared to R$1.4 billion in 2018.

We have outperformed relative to our competitors in terms of all key operating metrics, including market share, load factor and revenue recovery. We are also the leading airline in the airports expected to lead the recovery of the Brazilian airline industry. We therefore believe that we are the Brazilian airline best prepared to recover from the economic downturn in Brazil.

Our Competitive Strengths

We Have the Lowest Operating Costs of Any Brazilian Airline and One of the Lowest Globally

Our CASK ex-fuel, has been the lowest of any Brazilian airline since we began our operations in 2001. In 2019, our CASK ex-fuel was R$14.1 cents (US$3.5 cents). Our low-cost structure is mainly driven by the following factors:

•        High Aircraft Utilization. We have the highest aircraft utilization in Brazil, which in 2019 was 12.3 hours per day.

•        Modern Fleet. We operate a modern fleet composed solely of Boeing 737 family aircraft, which are recognized as having high reliability and low operating costs. A standardized fleet reduces inventory costs, as it requires fewer spare parts, eliminates the need to train our pilots to operate different aircraft types, simplifies our maintenance and operations processes and provides enhanced flexibility in network planning. In addition, we have an order book of 95 brand new, fuel-efficient Boeing 737-8 and 737-10 MAX to renew our fleet by 2028, of which we have received seven aircraft that are, as of the date of this annual report, grounded. As a result of our order book, we believe that the average age of our fleet, 9.9 years as of December 31, 2019, will be reduced to approximately 7.0 years by 2023, leading to lower maintenance costs and fuel consumption. GOL is the main customer of 737 aircraft in Latin America and one of the largest in the world.

•        Fuel Efficient Fleet. We continue to reduce fuel consumption and improve efficiency through fleet modernization and other fuel initiatives. We have the lowest fuel consumption among airline carriers in Brazil. In 2019, we achieved a ratio of 34.6 available seat kilometers per liter of fuel consumed. Furthermore, Boeing estimates that its 737 MAX aircraft will deliver approximately 15% improved fuel efficiency compared to that of the prior generation of Boeing 737 aircraft.

•        High Capacity Fleet. We have one of the highest seat capacities per aircraft in Brazil, with an average seat capacity of 176 per aircraft as of December 31, 2019.

•        Fleet Flexibility. We are able to adjust our capacity to match demand, which has been a competitive advantage for many years, including during the quarantine measures imposed by various cities and states and a decrease in passenger demand as a result of developments relating to the COVID-19 pandemic. We operate all of our aircraft under operating leases, including a number of short-term operating leases. We recently returned seven Boeing 737-800 aircraft in the first quarter of 2020 and have another four returns scheduled for the second quarter of 2020. We plan to return a total of 18 leased aircraft in 2020 and have the option to return up to 30 aircraft in 2021-22. As a result, we believe that we are the Brazilian airline best positioned to take advantage of the economic recovery in Brazil following the downturn resulting from the COVID-19 pandemic and government measures to address it.

•        Low-Cost Distribution Model. We have a robust operating platform that features advanced technology. Our effective use of technology helps to keep our costs low and our operations highly scalable and efficient. Our distribution channels are streamlined and convenient, allowing our customers to interact with us online. In 2019, we booked approximately 90% of our ticket sales through a combination of our website and applications programming interface, or API, systems.

•        Highly Productive Workforce. We have a highly productive workforce resulting in a ratio of 2,262 passengers on board per full-time equivalent employee in 2019.

Our Route Network Focuses on the Busiest Airports by Passenger Traffic

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

We are the leading airline operating at Brazil’s busiest and most important airports, including Congonhas in São Paulo and Galeão and Santos Dumont in Rio de Janeiro, where we had a domestic market share measured by RPK of 53.7%, 72.7% and 41.4%, respectively, in 2019. Considering this market share, we believe we are best-positioned to capitalize on Brazil’s economic recovery following the downturn triggered by the COVID-19 pandemic and government measures to address it.

The following table sets forth our leading market share in the most economically important states and our market share in domestic passenger air traffic at the busiest airports in Brazil, which are the airports expected to lead the recovery of the Brazilian airline industry:

Main Brazilian Airports (by passengers)(1)	State	State Share of Brazilian GDP(2)	GOL’s Share of Airport’s Total Domestic Flights(3)	Domestic Passengers(1) (in thousands)
				Total	GOL	GOL’s Share
São Paulo (CGH)	São Paulo	32.2%	44.7%	22,837	11,128	48.7%
São Paulo (GRU)			32.4%	28,324	9,725	34.3%
Campinas (VCP)			3.3%	9,711	450	4.6%
Rio de Janeiro (GIG)	Rio de Janeiro	10.2%	63.0%	9,543	6,490	68.0%
Rio de Janeiro (SDU)			34.4%	9,147	3,622	39.6%
Brasília (BSB)	Distrito Federal	3.7%	39.4%	16,212	6,792	41.9%
Porto Alegre (POA)	Rio Grande do Sul	6.4%	31.8%	7,817	2,911	37.2%
Salvador (SSA)	Bahia	4.1%	31.8%	7,032	2,601	37.0%
Belo Horizonte (CNF)	Minas Gerais	8.8%	16.9%	10,634	2,275	21.4%
Recife (REC)	Pernambuco	2.8%	21.9%	8,295	2,273	27.4%
Main Airports		68.2%	39.0%	129,552	48,266	37.3%

_____________

(1)     According to ANAC for departures and arrivals data in 2019.

(2)     According to the IBGE in 2017.

(3)     Our market share of the total number of domestic departures and arrivals based on ANAC data for departures and arrivals in 2019.

We Have the Premier Airline Brand in Brazil with High-Quality Customer Experience

We believe we provide the best overall experience to our customers, including:

•        the best on-time performance among all Brazilian airline companies;

•        the best customer service;

•        the most seats with the largest legroom available;

•        on-board Wi-Fi, entertainment and live television; and

•        ancillary products and services.

In 2019, our NPS was 38 on domestic flights. Additionally, for the third consecutive year, we won the Top of Mind award from Datafolha São Paulo Institute as the preferred airline of Brazilians. We also received, for the sixth time, the Companies of the Decade award by Consumidor Moderno, and were the only airline to do so.

Our market-leading on‑time performance is critical to maintaining high customer satisfaction levels. In 2019, 89% of our flights were on time.

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

Through 2019, more than 19 million passengers used this tool, helping them reduce the risk of missing flights. We believe this high-quality customer experience to be a key factor in our leadership with business clients, the most profitable airline customer segment.

In 2017, we received the following awards for best customer service in the Brazilian airline industry: (i) first place among airlines in customer service according to Exame, a leading business magazine in Brazil, (ii) first place according to ANAC in lowest number of complaints and (iii) the only airline to receive a rating of “ÓTIMO” (outstanding) from online agency reclameaqui.com.br. In 2018 and 2019, we were ranked first among airlines in the Top of Mind Award organized by the Brazilian newspaper Folha de São Paulo and, in 2020, we achieved the leading position among Brazilian airlines in the customer service metrics published by consumidor.gov.

These awards are an external validation of our investments in customer service:

•        In terms of comfort, we provide our customers the most seats with the most legroom available, according to ANAC.

•        In October 2016, we became the first airline in South America to offer on-board Wi-Fi and, as of the end of 2019, we had industry leading technology installed in 100% of our fleet, combining Wi-Fi, streaming entertainment and live television in the same platform.

•        GOL is the global launch customer for television streaming over the Gogo 2Ku antenna.

We believe that the GOL brand has become synonymous with innovation and value in the airline industry. We were the first low-cost carrier in Latin America and have since brought to market innovative services and solutions including kiosk usage in airports, food menus on board and the services mentioned above.

GOL and Smiles are well-recognized brands that stand for best value proposition and consistent execution of industry best practices, as well as low-cost and social media-focused innovative marketing and advertisement techniques. Additionally, brand and product diversification from GOLLOG, our cargo transportation company, and GOL+Conforto enhance our brand recognition across a diverse set of customers in various business segments and provide important customer satisfaction. In 2019, mileage program, cargo and other revenue accounted for 5.7% of our total net revenue.

We Are Known for Our Record on Safety and Service

We have a strong track-record of flight safety. We were one of the first airlines to ground our Boeing 737 MAX aircraft in the Western Hemisphere, before the announcement by the U.S. Federal Aviation Administration, or the FAA.

In response to developments relating to the COVID-19 pandemic, we have reinforced all of our procedures to ensure the health and safety of our customers and employees:

•        In addition to complying with the already strict standards of sanitation for civil aviation established by regulators, during this global pandemic, we also implemented additional advanced measures for aircraft cleaning and sanitizing during ground stops and overnight stays.

•        Our aircraft have HEPA filters, which capture 99.7% of particles such as bacteria, viruses and other impurities on board, allowing the circulation of purer air.

•        In addition, we improved the process for night cleaning with the use of a hospital-grade disinfectant for the service galleries and all areas of intense use in the cabin, including the cockpit.

•        Masks are mandatory for passengers and crew on board all flights as of May 10, 2020.

•        We have distributed gloves and masks to employees, in addition to making alcohol-based gel available to the crew and customers on the aircraft.

•        We adopted significant service measures in order to reinforce our health and safety procedures, including implementing social distance techniques for customers during the boarding process and on-board, closing airport VIP lounges and eliminating cabin service.

•        We have made all of our entertainment services on board available through customers’ own devices, such as tablets or smartphones, so they do not need to use shared touch screens.

•        We have temporarily relaxed our normal procedures for ticket changes so that customers can change their tickets without additional fees, and we have encouraged customers to use digital channels when making changes to their travel plans.

We believe that hygiene and sanitation will be a high priority for customers when they choose which airline to fly with going forward. Having an excellent track-record of customer service and demonstrable success in implementing and managing processes to protect passengers, including digital check-in, mandatory wearing of masks and strict cleaning protocols, will win the trust of these customers.

We Have a Strong Network and Global Alliances and Partnerships

As of December 31, 2019, our global network included 77 interline agreements and 15 codeshare programs. These alliances allow us to serve 186 destinations throughout the globe through codeshare agreements. In addition, together with our regional partners, we operate the largest regional flight network in Brazil, as measured by ASKs, serving 51 destinations as of December 31, 2019 and generating feeder traffic from customers connecting in one of our hubs. In February 2020, we announced our codeshare agreement with American Airlines, which further expands our international network.

We have a disciplined and methodical approach to our route selection, which includes significant flexibility that allows us to quickly adjust to changing market conditions:

•        Our operating model is based on an integrated hub and spoke network and strategic point-to-point markets. We believe the use of this hybrid model increases our adaptability to seasonal and macroeconomic changes while maintaining a low-cost structure and improving aircraft and crew scheduling efficiency. The high level of integration of flights at selected airports allows us to offer frequent, non-stop flights at competitive fares between Brazil’s most important cities.

•        Our robust network also allows us to increase our load factors on our strongest city pair routes by using the airports in those cities to connect our customers to their final destinations.

•        Lastly, our hub and spoke model allows us to build our flight routes to add destinations to cities that would not, individually, be feasible to serve in the traditional point-to-point model, but that can be served when simply added as additional points on our multiple-stop flights. Our major hubs are located in São Paulo, Rio de Janeiro, Brasília and Fortaleza.

Global alliances and partnerships help us to grow our international revenues by seamlessly providing additional connecting traffic. Our international alliance reach is broad, with partner airlines offering flights covering America, Europe, Africa and Asia. We have partnership programs with the following international carriers: Air France – KLM, American Airlines, Aerolíneas Argentinas, AeroMexico, Air Canada, Avianca, Copa Airlines, Emirates, Etihad Airways, Korean Air, MAP, Passaredo, Qatar Airways, South African Airways, TAP and Virgin Atlantic.

We believe that our codeshare agreement with American Airlines will enable us to further diversify and strengthen our revenue base, leveraging on: (i) Brazil as the largest South American air travel market, (ii) GOL as the leading airline in Brazil and (iii) American Airlines as the leading airline for traffic between the United States and Brazil.

We Build Strong Customer Relationships through Our Loyalty Program, Smiles, which Has 16.9 Million Members

Our Smiles loyalty program is a strong relationship-building tool that represents a significant competitive advantage for us. Smiles has partnerships with, among others, hotel chains, car rental companies, publishers and retailers. Additionally, Smiles maintains partnerships with some of Brazil and South America’s largest banks and credit card companies given its status as one of the leading frequent flyer programs in Brazil.

In addition to the substantial loyalty-building component of the program, Smiles also provides us with enhanced flexibility, including funding sources (such as advanced ticket sales), increased load factors with low impact on yields and dilution of fixed costs and expenses.

While Smiles’ operating performance has suffered with the economic downturn and government measures in Brazil resulting from the COVID-19 pandemic starting in March 2020, we expect it to recover in line with the recovery of our revenue as the economic effects of the COVID-19 pandemic subside and travel restrictions are lifted.

We Have a Leading Cargo Business

In 2019, we were Brazil’s second largest cargo airline with a 25% market share as measured by ATKs. Through GOLLOG, we generate cargo revenue through the use of cargo space on regularly scheduled passenger aircraft.

Our cargo business has grown at higher rates than our passenger travel business, in large part because we count with an excellent and diversified base of clients in the B2B segment and e-commerce markets, and are well-positioned to support this market’s expected growth as we forge and strengthen our client relationships. We are committed to delivering quality air freight solutions and believe our cargo business will be an increasingly important contributor to our financial performance.

We Are a Leading MRO Service Provider

In 2019, we launched GOL Aerotech, our new business unit dedicated to providing MRO services, including to third parties. We have more than 13 years of experience providing maintenance, preventive maintenance and modifications on our own aircraft. Expanding this service to third parties through our MRO business equips us with important competitive advantages, including additional revenues and cash flow and leverage on our operating costs, and is an important contributor to our EBITDA.

In 2019, we operated the largest MRO facility in Brazil, with over 1.0 million square feet of hangar and ramp areas, six shops, more than 60,000 square feet of parts storage area and over 760 employees that work on more than 1,300 unique parts and 12,000 wheel repairs and overhauls per year.

Our Strategies

Our goal is to be The First Airline for Everyone in Brazil, by offering the most attractive option for air travel with a compelling combination of value, product and service. In doing so, we aim to grow profitably and maintain our position as the leading airline in Brazil.

Through the key elements of our business strategy, we seek to achieve:

Low Unit Cost

We aim to maintain our cost advantage as the lowest cost airline in Brazil and one of the lowest globally, by:

•        maintaining the high aircraft utilization levels we achieved in 2019 of 12.3 block hours per day;

•        utilizing new generation, fuel-efficient aircraft that deliver lower operating costs compared to prior generation aircraft; and

•        taking a disciplined approach to our operational performance in order to reduce disruption and maximize utilization and profitability.

Offer the Best Service and Value to Our Customers

We intend to further increase our focus on customer satisfaction and loyalty by providing competitive low fares with dependable, reliable and on-time customer service.

Essential to achieving this goal is becoming the most on-time airline in Brazil, having the most seats with the largest legroom available and maintaining convenient schedules to attractive destinations. We are the first Latin American airline to offer on-board Wi-Fi access via satellite, as well as television channels, program streaming with movies, cartoons, games and flight maps. All online and offline content is conveniently and easily accessed through passengers’ mobile devices (cell phone, tablet or notebook).

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

Capitalize on Our Strong Market Position in Brazil and South America

We intend to increase penetration across all traveler segments by capitalizing on our competitive strengths. Since 2008, the number of domestic airline passengers carried in Brazil has increased by 67% to 95.3 million in 2019, according to ANAC. Brazilian domestic air passenger demand grew 0.8% in 2019, and IATA estimates based on 2017 data suggest that it will double its size in the next two decades. If Brazil adopts policies more favorable to the development of air transportation, demand could multiply in size by up to five times.

We believe that the Brazilian airline industry may experience further consolidation and that strengthening our existing strategic partnerships will be a key factor in our success. In this environment, we intend to reinforce our position as a leading player in the South American airline industry.

Expand in Global Markets

While we will remain focused on Brazilian markets, we will explore the new opportunities provided by the Boeing 737 MAX fleet, expected to return to operations in the second half of 2020, which will permit an approximate 15% increase in distance flown, to expand our international operations to selected cities in the Caribbean, South America, North America and other locations. We continuously revisit our viability studies to serve markets in regions that can be operated by Boeing 737 aircraft.

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

Improve Our Balance Sheet and Capital Structure

As of May 31, 2020, we had R$3.5 billion in total liquidity, which we calculate as the sum of cash and cash equivalents, short-term investments, restricted cash and accounts receivable. We have over R$1.5 billion of unencumbered assets and are in discussions to raise up to R$1.0 billion in secured financing.

In March 2020, we reached an agreement regarding compensation for the grounding of the Boeing 737 MAX aircraft and order book restructuring with Boeing, comprising R$447.0 million in immediate cash compensation and, subject to certain events, approximately R$1.9 billion in net present value of credit to be applied to aircraft purchases, which would reduce our depreciation and amortization expense, as well as our financial expense. We have no expected expenditures for new aircraft over the next 24 months.

We continuously focus on strengthening our balance sheet and have significantly reduced our leverage and improved our balance sheet and capital structure. We intend to further strengthen our financial position through several initiatives, including strict discipline in our fleet planning, liquidity position, further reduction in our operating costs and the extension of the average maturity profile of our indebtedness.

Corporate Information

Our principal executive offices are located at Brazil’s largest domestic airport, the Congonhas airport, at Praça Comandante Linneu Gomes, S/N, Portaria 3, Jardim Aeroporto, 04626-020, São Paulo, SP, Brazil, and the telephone number of our investor relations department is +55 (11) 2128-4700. Our website is www.voegol.com.br and investor information may be found on our website under www.voegol.com.br/ir. In addition, the SEC maintains an internet website at http://www.sec.gov, with easy access to our registration statement and its materials, annual reports on Form 20-F and reports on Form 6-K. Information contained on our website and in the SEC website is not incorporated by reference into, and is not to be considered a part of, this annual report.

Capital Expenditures

For a description of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Recent Developments

In February 2020, we announced our codeshare agreement with American Airlines, which, as of the date of this annual report, remains subject to regulatory approvals, and our execution of sale and leaseback agreements for 11 Boeing 737 Next Generation aircraft, as part of our fleet renewal and balance sheet deleveraging.

In March 2020, we redeemed all of our senior notes due 2022.

In March 2020, we reached an agreement regarding compensation for the grounding of the Boeing 737 MAX aircraft and order book restructuring with Boeing, comprising R$447.0 million in immediate cash compensation and, subject to certain events, approximately R$1.9 billion in net present value of credit to be applied to aircraft purchases, which would reduce our depreciation and amortization expense, as well as our financial expense. The agreement also provides for certain changes to our payment schedules and deferrals of our purchase orders for 2020, 2021 and 2022 by 14, 20 and 13 aircraft, respectively, and termination of 34 purchase orders, all in order to provide us with flexibility to implement our fleet requirements.

Developments Relating to COVID-19

The developments relating to the COVID-19 pandemic and government measures to address it have severely impacted demand for air travel since mid-March 2020 and significantly reduced our revenue since April 2020.

Reduction in Capacity

Since the second half of March 2020, we have redesigned our flight network and reduced our total flight capacity by approximately 92% in domestic markets and 100% in international markets. We suspended all regular regional and international operations and have maintained an essential network of 50 daily flights in April 2020, 70 daily flights in May 2020 and 120 daily flights in June 2020, and we forecast approximately 240 daily flights in July 2020.

Liquidity and Cost Reduction Measures

Given our reduced capacity, we quickly implemented necessary cost reduction measures and shored up liquidity to withstand the crisis deriving from the COVID-19 pandemic and government measures to address it. To preserve cash, our management acted on the following cost reduction measures:

•        Fixed cost reductions: reduced payroll through several compensation and deferral initiatives, including 6,000 voluntary leaves of absence (approximately 40% of GOL’s workforce) and deferral of lease payments for the same period with aircraft lessors;

•        Variable cost reductions: in line with our reduction in supply, as measured in ASKs, deferral of all fuel payments and heavy maintenance expenses, suspension of navigation and public airport fees and all projects and investments, extension of payment terms for engine maintenance and capital expenditure payment terms and elimination of pre-delivery payments until April 2021;

•        Government support: the Brazilian government has suspended taxes and fees payable by us in the second quarter of 2020; and

•        Financial costs and payments: rollover of short-term maturities of existing financings with local banks, increased credit limits to maintain all existing working capital lines and extension of amortization payments on our local debentures as approved by debenture holders.

As a result of these measures, we significantly reduced our gross cash operating costs and cash burn. In addition, with the implementation of the government’s Provisional Measure No. 925, most passengers are rebooking and receiving vouchers instead of refunds, limiting net revenue-related cash outflows. We have also had a favorable contribution from our cargo operations.

For further information on the risks that developments relating to the COVID-19 pandemic present for us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and the Brazilian Airline Industry—The outbreak and spread of COVID-19 have materially and adversely affected, and may further materially and adversely affect, the airline industry and us.”

B.     Business Overview

Airline Business

Routes and Schedules

Our operating model is based on a highly integrated route network that is a combination of the point-to-point, hub and spoke and multiple-stop models. This combination increases the connectivity of our network, permitting travelers to fly from a given point of origin to more destinations, while maintaining a low-cost structure and improving aircraft and crew scheduling efficiency. The high level of integration of flights at selected airports allows us to offer frequent, non-stop flights at competitive fares between Brazil’s most important cities. Our network also allows us to increase our load factors on our strongest city pair routes by using the airports in those cities to connect our customers onwards to their final destinations.

Our operating model allows us to build our flight routes to add destinations to cities that would not be feasible to serve in the traditional point-to-point model individually, but that are feasible to serve when simply added as additional points on our multiple-stop flights. We focus on the Brazilian and South American markets, with hubs in São Paulo, Rio de Janeiro and Fortaleza, and carefully evaluate opportunities for continued growth. We seek to increase the frequency of our flights to existing high‑demand markets and add new routes to our network to destinations that can be reached with our current Boeing 737 Next Generation aircraft (for example, destinations in the Caribbean). Our Boeing 737 MAX aircraft will permit us to offer reduced flight times to passengers that currently make connections in South American hubs on their route to the United States, Europe and Africa.

As a low-cost carrier operating a single fleet type, we work through alliances and codeshare arrangements with large international carriers and regional carriers in order to serve destinations that cannot be served by our Boeing 737 aircraft due to airport infrastructure or local market conditions.

We operate over 750 daily flights across 100 destinations in Brazil, South America, the Caribbean and the United States. We maintained our position as the leading company in number of passengers transported in Brazil in 2019, with over 34 million passengers transported in the domestic market, and a market share of 38% as measured by RPK. Our improved results in 2019 as compared to 2018 were primarily due to tactical changes to and the maturation of our network, specifically related to seasonality adjustments, improved schedules, reduction in minimum connection time, market substitutions, restructuring and improved management of our connections and procedural revisions. Our performance in 2019, despite the operational challenges we faced due to groundings and delivery delays of the MAX aircraft, demonstrates our operational resilience and excellence.

Together with our regional partners, including Passaredo Linhas Aéreas, marketed as VoePass, and MAP Linhas Aéreas, we now serve the largest regional network in Brazil, serving 51 destinations. Because regional carriers feed traffic to our hubs and routes from low-density markets we do not directly serve, they are integral to our operating network.

Services

Passenger Transportation

In order to offer high-quality and consistent value-proposition services to our corporate and leisure customers, we pay particular attention to the details that provide for a pleasant, complication-free flying experience, including:

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

•        mobile check-in for paperless boarding pass and smartphone application for Smiles account management;

•        more legroom and greater comfort (GOL+Conforto in the domestic flights and GOL Premium Class in the international flights);

•        complete platform of in-flight entertainment with Wi-Fi access, live television, movies and series;

•        premium domestic and international lounges for business class and premium Smiles passengers in the Guarulhos and Galeão airports; and

•        expansion of Smiles’ loyalty program to promotional fares.

Because we understand that efficient and punctual operations are important to our customers, we strive to offer high rates of on-time performance and a high completion factor, as well as low rates of mishandled baggage, as set forth in the following table:

	2017	2018	2019
On-time departures	94.6%	91.8%	89.0%
Flight completion	98.5%	98.5%	98.1%
Lost baggage (per 1,000 passengers)	2.06	2.03	2.09

In general, passenger demand and profitability reach peak levels during the January and July vacation periods and in the final two weeks of December, during the Christmas holiday season. Conversely, we often witness a decrease in load factor during February or March, when annual carnival celebrations take place in Brazil. Given our high proportion of fixed costs, this seasonality causes our results of operations to vary from quarter to quarter.

Ancillary revenues, which under IFRS 15 are part of passenger revenues, include revenues from on-board sales, ticket change fees and various other services. Further development and growth of these services and, consequently, of related revenues are a key part of our strategy.

We are constantly evaluating opportunities to generate additional ancillary revenue such as from sales of travel insurance, marketing activities and other services that allow us to capitalize on the large number of passengers on our flights and the high volumes of customers using our website. As of December 31, 2019, all of our aircraft had Wi-Fi installed, which is an additional and increasing source of revenue. In 2017, ANAC approved new rules to allow airlines to charge for checked bags and, in June 2017, we implemented a new class of tickets called “light fare,” which allows passengers traveling without luggage to pay a reduced fare.

Mileage Program, Cargo and Other Revenues

Mileage program, cargo and other revenues include revenues from our GOLLOG services as well as from our Smiles loyalty program.

We make efficient use of extra capacity in our aircraft by carrying cargo, through GOLLOG. The GOLLOG system provides online access to air waybills and allows customers to track their shipment from any computer with internet access. Our 100 flight destinations throughout Brazil, South America, the Caribbean and the United States provides us access to multiple locations in each region. With our capacity of approximately 750 daily flights, we can ensure quick and reliable cargo delivery for our customers.

We developed our express delivery products – GOLLOG VOO CERTO, GOLLOG EXPRESS, GOLLOG ECOMMERCE and GOLLOG DOC – to meet the growing demand for door-to-door deliveries, fixed deadlines and additional optional services. We intend to increase our efforts in express delivery services by further strengthening our logistics capability, mainly by expanding our ground distribution network, increasing our commercial efforts and using innovation and technology to facilitate the boarding and tracking of cargo and to provide automatic updates to order status.

Our Smiles loyalty program, with over 16.9 million members as of December 31, 2019, provides us with significant revenues derived from the redemption and expiration of miles.

Aircraft Fleet

Our fleet comprises 130 Boeing 737 Next Generation aircraft and seven Boeing 737-8 MAX aircraft which Boeing expects will return to operations in the second half of 2020.

In March 2019, the FAA and ANAC temporarily grounded all Boeing 737-8 MAX aircraft pending the investigation of two fatal accidents in Indonesia and Ethiopia. In line with our number one principle of safety, we were one of the first airlines in the world to ground our MAX aircraft prior to receiving any request from a regulatory organization, following the fatal accident in Ethiopia involving the same aircraft model. We plan to take delivery of our orders for the MAX aircraft as soon as they are available and will follow all procedures regarding the ungrounding of the 737 MAX from aviation regulators. Based on Boeing’s latest forecast, we believe that the regulatory agencies will approve operations of MAX aircraft in the second half of 2020.

Also in 2019, due to a specific Airworthiness Directive issued by the FAA at the beginning of October, we placed 14 Boeing 737 Next Generation aircraft in unscheduled maintenance and returned them all to our fleet by January 2020, nine of which were repaired by GOL Aerotech and five by Boeing’s maintenance center.

Because our pilots were all trained to operate the MAX before these events and will receive further training before the groundings are lifted, we except to be one of the first airlines to resume MAX operations.

We are able to adjust our capacity to match demand, which has been a competitive advantage for many years, and has most recently been demonstrated as economic activity and passenger demand has decreased significantly during the COVID-19 pandemic. We operate all of our aircraft under operating leases, including a number of short-term operating leases. We returned seven Boeing 737-800 aircraft in the first quarter of 2020 and scheduled another four returns for the second quarter of 2020. We plan to return a total of 18 leased aircraft in 2020 and have the option to return up to 30 aircraft in 2021-22. As a result, we believe that we are the Brazilian airline best positioned to take advantage of the economic recovery in Brazil.

For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and the Brazilian Airline Industry—We rely on one manufacturer for our aircraft and engines and prolonged grounding of the Boeing 737 MAX aircraft would adversely affect us.”

The following table sets forth the composition of our total and operating fleet as of the dates indicated:

	As of December 31,
	Seats	2017	2018	2019
B737-700 NG	138	27	24	24
B737-800 NG	186	3	2	8
B737-800 NG Short-Field Performance	186	89	89	98
B737-8 MAX	186	-	6	7
Total Fleet		119	121	137

Operating Fleet(1)		119	121	130

_____________

(1)     Operating fleet excludes aircraft under sublease and in the redelivery process and includes our seven MAX aircraft that have been grounded since March 2019.

As of December 31, 2019, our 126 leases without purchase options had an average remaining term of 67 months and our 11 leases with purchase options had an average remaining term of 26 months.

Under our lease agreements without purchase options, we are required to maintain maintenance reserve payments or pay maintenance deposits and to return the aircraft and engine in the agreed condition at the end of the lease term. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

The average age of our fleet of 137 Boeing 737-700/800 aircraft as of December 31, 2019 was 9.9 years. The average daily utilization rate of our fleet was 12.3 block hours in 2019, 11.8 block hours in 2018, and 12.1 block hours in 2017.

Our Boeing 737-700 Next Generation and Boeing 737-800 Next Generation aircraft are fuel-efficient and reliable and suit our cost efficient operations well because they:

•        have comparatively standardized maintenance routines;

•        require just one type of standardized training for our crews;

•        use an average of 7% less fuel than other aircraft of comparable size, according to Boeing; and

•        have one of the lowest operating costs in their class.

In addition to being cost-efficient, the Boeing 737-700/800 Next Generation aircraft are equipped with advanced technology that promotes flight stability, provides a comfortable flying experience for our customers and provides 13% lower CO2 emissions than other aircraft models. Our single fleet operating model is central to our strategy and we would only introduce a new type of aircraft to our fleet if, after careful consideration, we determine this would reduce our operating costs or if we were required to do so due to operational or delivery challenges beyond our control. In 2019, we received one Boeing 737 MAX aircraft and now have seven MAX aircraft of our total order book of 95. Once operational, our Boeing 737 MAX aircraft:

•        will reduce our fuel consumption by up to 15%, in relation to the Boeing 737-800 Next Generation, and consume less fuel than other aircraft of comparable size;

•        are equipped with the latest technology and provide improved operational performance;

•        have an increased range and maximum take-off weight, or MTOW, as compared to both the 737-800 Next Generation and the A320neo;

•        deliver flight autonomy of up to 6,500 km (increased from 5,500 km) and MTOW up to 82 tons (increased from 70 tons);

•        have a significantly smaller noise footprint than other single-aisle airplanes; and

•        are equipped with Wi-Fi antennas that will allow our customers to access to the internet during flights and enjoy our on-board entertainment platform.

Our configuration permits us to add up to nine additional seats to the MAX’s configuration while maintaining the aircraft’s pitch that provides the most comfort to passengers in Brazil.

In March 2020, we reached an agreement regarding compensation for the grounding of the Boeing 737 MAX aircraft and order book restructuring with Boeing, which contemplates certain changes to our payment schedules and deferrals of our purchase orders for 2020, 2021 and 2022 by 14, 20 and 13 aircraft, respectively, as well as termination of 34 purchase orders, all in order to provide us with flexibility to implement our fleet requirements.

In light of reduced demand for air travel since mid-March 2020 as a result of developments relating to the COVID-19 pandemic, following seven Boeing 737-800 aircraft returns in the first quarter of 2020 and another four scheduled for the second quarter of 2020, we plan to return a total of 18 leased aircraft in 2020 and have the option to return up to 30 aircraft in 2021-22. We have no expected expenditures for new aircraft until mid-2022.

As of the date of this annual report, we have an order book of 73 Boeing 737-8 MAX and 22 Boeing 737-10 MAX aircraft, representing commitments of R$26,739.5 million (US$6,633.5 million), for delivery through 2028 and are the main client of the 737 aircraft in South America and one of the eight largest in the world. As a result of our order book, we believe that the average age of our fleet, 9.9 years as of December 31, 2019, will be reduced to approximately 7.0 years by 2023, leading to lower maintenance costs and fuel consumption.

Fleet Plan

The following table sets forth our year-end projected operating fleet through 2024 as of the date of this annual report:

Projected Fleet Plan	2020	2021	2022	2023	2024
Boeing 737 (700/800 NG and 8/10 MAX)	102	118	127	138	149

Sales and Distribution

Our customers can purchase tickets directly from us through a number of different channels, including our website through our booking web services, our call center, at airport ticket counters and, to a lesser extent, global distribution systems (GDS).

Our low-cost business model utilizes internet ticket sales as the primary distribution channel, especially in the local market. In 2019, approximately 90% of our passenger revenue, whether directly from customers or through travel agents, were booked online, making us a global leader in this area.

In addition, our customers can purchase tickets indirectly through travel agents, which are a widely-used travel service resource. In 2019, travel agents provided us with distribution outlets in approximately 54 different countries. GDS allows us access to a large number of tourism professionals who are able to sell our tickets to customers around the world and enables us to enter into interline agreements with other airlines to offer more flights and connection options to our passengers, which adds incremental international passenger traffic.

Pricing

Brazilian airlines are permitted to establish their own domestic fares without previous government approval. Airlines are free to offer price discounts or follow other promotional activities. Airlines must submit, 30 days after the end of each month, a file containing fares sold and quantity of passengers for each fare amount, for all markets. This file lists regular fares and excludes all contracted, corporate and private fares. The objective is to monitor the average market prices. The same procedure applies for international fares. The only difference is that all fares sold for interline itineraries are excluded from the data sent to ANAC.

Yield Management

Yield management involves the use of historical data and statistical forecasting models to provide information about our markets and guidance on how to compete to maximize our net revenue. Yield management forms the backbone of our revenue generation strategy and is strongly linked to our route and schedule planning and our sales and distribution methods. Our yield management practices enable us to react quickly in response to market changes. For example, our yield management systems are instrumental in helping us to identify the flight times and routes for which we offer promotions. By offering lower fares for seats that our yield management indicates would otherwise remain unsold, we capture additional revenue and also stimulate customer demand.

Maintenance

By ANAC regulation, we are directly responsible for the execution and control of all maintenance services performed on our aircraft. Maintenance performed on our aircraft can be divided into two general categories: line and heavy maintenance.

Line maintenance comprises routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks and any diagnostics and routine repairs. All of our line maintenance is performed by our highly experienced technicians at our line maintenance service bases throughout Brazil and South America. At the Rio de Janeiro Galeão airport, we are the only company that holds the FAA certification to perform line maintenance for Boeing 767-300/400ER and Airbus A330-200/300. We believe that our practice of performing daily preventative maintenance helps to maintain a high aircraft utilization rate and reduces maintenance costs.

Heavy maintenance comprises more complex inspections and servicing of aircraft that cannot be accomplished overnight. Heavy maintenance checks are performed following a pre-scheduled agenda of major overhauls defined by the aircraft’s manufacturer, based on the number of hours and flights flown by the aircraft. In addition, engine maintenance services are rendered in different MRO facilities.

We believe that our high aircraft utilization rate has not compromised our positioning in terms of performance and reliability when compared to other Boeing operators globally. We internalized heavy maintenance on our Boeing 737 aircraft in our Aircraft Maintenance Center (GOL Aerotech) at the Tancredo Neves International Airport in Confins, in the State of Minas Gerais. We use this facility for airframe heavy checks, line maintenance, aircraft painting, components repairs and overhauls and aircraft interior refurbishment.

We have four maintenance hangars, one of them dedicated to paintings. Our hangars are strategically located, three of them in Confins doing business as GOL Aerotech and one of them in São Paulo, with capacity to carry out as many as seven checks simultaneously. We also have room to build additional hangar space, if needed.

We have entered into two strategic MRO partnership agreements in order to provide overhaul service for our CFM 56-7 engines, maintenance for parts and components on our fleet of Boeing 737 Next Generation aircraft, as well as consulting services related to maintenance workflow planning, materials and facility optimization and tooling support.

We hold the FAA 145 Repair Station certification for C-checks, which are performed approximately every 20-24 months or based on a specific number of actual flight hours, at our maintenance center and certification by the European Aviation Safety Agency, or EASA, which is the European Union’s aeronautical authority.

To conduct maintenance on aircraft and aircraft components, we must be certified as a “maintenance organization.” This certification is granted by the country where the respective aircraft or components are operated. In Brazil, the certification is granted by ANAC and in the United States it is granted by the FAA. Therefore, in order to work on aircraft and aircraft components operating in the European Union, we would need a certification granted by EASA. However, in 2016, ANAC and EASA signed a bilateral agreement for the recognition of certifications granted by one another so that, after undergoing a validation process, Brazilian maintenance organizations can conduct maintenance on aircraft and aircraft components operating in the European Union and maintenance organizations in the European Union can do the same with regards to aircraft and aircraft components operating in Brazil. Our Aircraft Maintenance Center underwent the validation process of ANAC certification for EASA and is now authorized to conduct maintenance on aircraft and aircraft components operating in the European Union as if it were an entity directly certified by EASA. Some of the benefits of this validation are the recognition of the quality standards of our Aircraft Maintenance Center’s services and new maintenance opportunities, including servicing aircraft and aircraft components under redelivery or sub-leasing to E.U. countries, servicing that would have previously been outsourced. This implies possible cost reductions for us when we return or sub-lease aircraft and generates additional revenues from services on the aircraft and aircraft components of European airlines.

In 2019, we were certified by the 2-REG Aircraft Registry of the Guernsey aviation authority, expanding our coverage in Europe.

In January 2020, we were certified by the National Civil Aviation Administration of Argentina to perform maintenance, preventive maintenance and alterations, which allows us to expand our GOL Aerotech coverage in the Latin American MRO market.

Our engine shop, part of GOL Aerotech, certified by ANAC and EASA for low-complexity services and repairs on CFM56-7 engines, which power the Boeing 737 Next Generation aircraft we operate, has the latest infrastructure and tools to conduct maintenance services that were formerly performed by third parties. Among the benefits of insourcing these services are reduced repair and logistics costs and reduced engine off-time and replacement time. We also have the capacity to expand the services offered by the Engine Shop.

Fuel

Our fuel costs were R$4,047.3 million in 2019, representing 34.5% of our total operating costs and expenses for the year. In 2019, we purchased a substantial part of our fuel from Petrobras Distribuidora. In addition to Petrobras Distribuidora, there are two other large fuel suppliers in Brazil. In 2019, fuel prices under our contracts were re-set every 30 days and were comprised of a variable and a fixed component. The variable component is defined by the refinery and follows international crude oil price fluctuations and the real/U.S. dollar exchange rate. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract. We operate a tankering program under which we fill the fuel tanks of our aircraft in regions where fuel prices are lower. We also provide our pilots with training in fuel management techniques, such as carefully selecting flight altitudes to optimize fuel efficiency.

The following chart summarizes our fuel consumption and costs for the periods indicated:

	Year ended December 31,
	2017	2018	2019
Liters consumed (in millions)	1,379	1,403	1,475
Total fuel cost (in millions)	R$2,887.7	R$3,867.7	R$4,047.3
Average price per liter	R$2.09	R$2.91	R$2.79
% change in price per liter	8.1%	35.2%	(4.1)%
Percent of total operating costs and expenses	30.9%	38.6%	34.5%
ASK/liter consumed	33.86	34.25	34.62

We continuously invest in initiatives to reduce fuel consumption, including the following:

•        Installation of winglets: We installed an aerodynamic component on the wing tips of the majority of our aircraft for better aerodynamics and, consequently, lower fuel consumption.

•        Required Navigation Performance (RNP – AR): Precision approaches guided through a satellite navigation system that enables pilots to control aircraft in flight even in the case of low visibility, reducing dependence on air-to-ground navigation and shortening length of flight, which reduces fuel consumption and improves accessibility at airports such as Santos Dumont Airport in Rio de Janeiro.

•        Auxiliary Power Unit (APU): This is an auxiliary aircraft engine used to generate power and air conditioning when the main engines are not in use, usually in cases of long stops at airports or overnight use by maintenance. The APU OFF project was based on a consumption reduction opportunities study aimed to allow aircraft to be charged with an external power source (GPU – Ground Power Unit and ACU – Air Conditioning Unit) instead of using the aircraft’s resources, in locations where this service is available. Whenever possible, the APU OFF for aircraft in transit is applied prior to selecting APU INOP aircraft and flights with long ground time, reducing fuel consumption and preserving aircraft resources.

•        Aircraft Communication Addressing Reporting System (ACARS): This is a satellite communication system that permits the exchange of data between aircraft and ground communication outlets during flights, and allows for more assertive communication and anticipated shared decision making processes, minimizing route deviations and ensuring operational efficiency.

Fuel costs are extremely volatile, as they are subject to global macroeconomic and geopolitical factors that we can neither control nor accurately predict. Because international prices for jet fuel are denominated in U.S. dollars, our fuel costs, though payable in reais, are subject not only to price fluctuations but also to exchange rate fluctuations. For more information on the fuel-related risks we face, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and the Brazilian Airline Industry—Substantial fluctuations in fuel costs would harm us.”

We maintain a fuel hedging program, based upon policies which define volume, price targets and instruments, under which we enter into fuel and currency hedging agreements with counterparties providing for price protection in connection with the purchase of fuel. Our hedging practices are executed by our internal risk management committee and overseen by the risk policies committee of our board of directors. The risk policies committee, which comprises members of our board of directors, external consultants and senior management, meets monthly or more often, if called, and its main responsibilities are to assess the effectiveness of our hedging policies, recommend amendments when and where appropriate and establish its views regarding fuel price trends. We use risk management instruments that have a high correlation with the underlying assets so as to reduce our exposure. We require that all of our risk management instruments be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. We also avoid concentration of credit and product risk. We have not otherwise entered into arrangements to guarantee our supply of fuel and we cannot provide assurance that our hedging program is sufficient to protect us against significant increases in the price of fuel. We also use non-derivative instruments as alternative hedge conferring an additional average protection through fixed price fuel transactions for future delivery negotiated with our main fuel supplier.

As of December 31, 2019, we had derivatives to protect approximately (i) 68.2% of our expected fuel consumption for the year of 2020 and (ii) 16.6% of our expected fuel consumption for 2021. We have a hedge ratio of 60% for 2020 consumption in the low $60 per barrel price range, and hedge ratios of 30% for 2021 and 2022, at oil prices in the mid-$40 range.

As of the date of this annual report, we have approximately US$100.0 million invested in a portfolio of 17 million barrels of oil for the monthly periods through December 2022. This amount is based on our 2019 fuel costs of approximately R$4.0 billion, and recent historical fuel price volatility of around 15-20%. Approximately 65% of this portfolio is in out-of-the-money call options (US$55 average exercise price) with premiums paid for in prior periods. The remaining 35% of this portfolio is in zero cost collars with Brent puts that are immunized at US$20 and that are fully marked-to-market and fully invested in deposits with top-tier counterparties.

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

Additionally, before the grounding of the MAX aircraft, our pilots were all trained to operate the MAX and will receive further training before the groundings are lifted.

We maintain the highest rating (seven stars) and are ranked among the world’s safest airlines, according to AirlineRatings.com, an independent plane safety and product rating website. The website’s star ratings take multiple factors into account, including whether an airline has been certified by IATA, if it is on the European Union’s airline blacklist, its crash record and whether the fleet has been grounded over safety concerns. In June 2018, we carried out our sixth biennial IATA Operational Safety Audit and the next one is expected to be carried out in 2020.

We have reinforced all of our procedures to ensure the health and safety of our customers and employees. In addition to complying with the already strict standards of sanitation for civil aviation established by regulators, during this global pandemic, we also implemented additional advanced measures for aircraft cleaning and sanitizing during ground stops and overnight stays. Our aircraft have HEPA filters, which capture 99.7% of particles such as bacteria, viruses and other impurities on board, allowing the circulation of purer air. In addition, we improved the process for night cleaning with the use of a hospital-grade disinfectant for the service galleries and all areas of intense use in the cabin, including the cockpit. We have distributed gloves and masks to employees, in addition to making alcohol-based gel available to the crew and customers on the aircraft. Masks are mandatory for passengers and crew on board all flights as of May 10, 2020. We adopted extraordinary service measures in order to reinforce our health and safety procedures, including implementing social distance techniques for customers during the boarding process and on-board, closing airport VIP lounges and eliminating cabin service.

Environmental, Social and Governance Initiatives

We seek to be a leader in sustainable aviation and manage greenhouse gas emissions by means of efficient fuel use and network management. In the course of providing services to our customers, we emit greenhouse gases from the combustion of fossil fuels, primarily generated from aircraft flights, and, to a lesser extent, ground operations, including moving luggage, passengers and employees, as well as operating our corporate offices. Fuel efficiency results in lower operating costs and expenses and benefits the environment in the form of reduced emissions. We are also committed to exploring the use of alternative fuels that produce fewer emissions as well as other energy sources.

Since 2010, we prepare annual sustainability reports based on Global Reporting Initiative guidelines, an international standard for reporting economic, social and environmental performance. By adopting these parameters and providing related data to the public, we are reinforcing our accountability with various stakeholders through added transparency and credibility.

We also constantly invest in becoming more environmentally sustainable and have been industry leaders in implementing sustainability measures. Our office for environmentally sustainable projects (escritório de projetos sustentáveis de meio ambiente), which is responsible for the implementation and execution of our environmental management system, for example, seeks to conform our processes and monitor our environmental activities and initiatives. Our Aircraft Maintenance Center reduced the necessity of flying our aircraft overseas to be serviced. We also treat all of the effluents generated in our facilities and are committed to the reuse of water. Additionally, we were pioneers in incentivizing the research and development of biofuel technology and were the first Brazilian airline to release our greenhouse gas inventory based on the Greenhouse Gas Protocol Initiative and have been qualified with the gold stamp since 2011.

Since 2016, we have voluntarily adhered to the carbon pricing leadership coalition, which is a global initiative to price carbon emissions, and to below50, which is a global campaign that brings together companies and organizations committed to growing the global market for the world’s most sustainable fuels. We maintain social initiatives relating to our workforce, customer satisfaction and safety, as well as governance initiatives through leadership, committees, policies and shareholder meetings.

We annually conduct an assessment to determine our sustainability-related risks and opportunities, and report our findings to the public, following the Sustainability Accounting Standards Board’s guidelines for airlines. The following table sets forth some of the metrics we consider in our environmental, social and governance initiatives:

	Year ended December 31
	2017	2018	2019
Environmental
Fuel
Total fuel consumed (GJ x 1,000)	45,891	48,935	51,492
% Renewable fuel	0	0	0
Total fuel consumed (liters x 1,000 /ASK)	29.5	29.2	28.9
Gross global scope 1 emissions
Greenhouse gas (GHG) emissions (tons CO2)	3,316,590	3,394,307	3,743,873
Greenhouse gas (GHG) emissions/flight hour (tons CO2)	8.1	8.3	8.7
Greenhouse gas (GHG) eliminated (tons CO2)	138,910	70,606	92,221
Greenhouse gas (GHG) compensated (tons CO2)	0	0	0
Fleet
Average age of fleet (in years)	9.2	9.5	9.9
Social
Labor relations
Employee gender (% male/female)	55/45	55/45	55/45
Age:
Under 30 years (%)	26	29	26
Between 30 and 50 years (%)	63	60	62
Over 50 years (%)	11	11	12
Active workforce under collective bargaining agreements (%)	100	100	100
Number and duration of strikes and lockout (# days)	-	-	-
Customer and company behavior
Customer satisfaction index (SMS score)	8.33	8.39	8.28
On-time departures (%)	94.61	91.82	88.98
Flight completion (%)	98.50	98.49	98.10
Lost baggage (per 1,000 pax)	2.06	2.03	2.09
Safety
Number of fatalities	-	-	-
Number of governmental enforcement actions and aviation safety	-	-	-
Governance
Management
Independent directors (%)	44	44	50
Participation of women in leadership positions (%)	37	38	33
Committees and policies
Number of committees with independent board members	5	5	5
Compliance policy (on investor relations website)	yes	yes	yes
Disclosure of information and securities trading policy (investor relations website)	yes	yes	yes
Shareholder meetings
Voting capital represented at shareholders’ meetings (%)	100	100	100

Insurance

We maintain passenger and third party liability insurance in amounts consistent with international industry practice and we insure our aircraft fleet against losses and damages on an “all risks” basis. We have obtained all insurance coverage required by the terms of our leasing agreements and in accordance with national and international insurance regulations and the requirements promulgated by the governmental and civil aviation authorities in each country in which we operate. We believe our insurance coverage is consistent with airline industry standards in Brazil and is appropriate to protect us from material loss in light of the activities we conduct. For more information on the insurance-related risks we face, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and the Brazilian Airline Industry—We may be adversely affected by events out of our control.”

Partnerships and Alliances

General

We have incomparable relationships with important players in the industry, including Air France – KLM and, more recently and subject to regulatory approvals, American Airlines. We are one of Boeing’s most important 737 aircraft customers and the only airline in Brazil supported by the Export-Import Bank of the United States.

Our strong market positioning enables us to successfully negotiate a number of partnerships with supplementary major carriers worldwide, mostly in the form of codeshare agreements and interline agreements. Additional passenger inflows generated by these strategic partnerships help improve revenues at low incremental costs.

As of December 31, 2019, we had 15 codeshare agreements with Aerolíneas Argentinas, AeroMexico, Air Canada, Air France – KLM, Copa Airlines, Delta Air Lines, Emirates, Etihad Airways, Korean Air, MAP, Qatar Airways, South African Airways, TAP, Two Flex and Virgin Atlantic and 77 interline agreements.

In late 2019, Delta notified us that it was terminating its partnership and all related agreements with us.

Air France – KLM

We have a long-term strategic partnership for commercial cooperation with Air France – KLM, which held 1.2% of our total capital stock as of December 31, 2019. The agreement provides for an alliance committee, comprised of at least one representative of Air France – KLM, at least two members of our board of directors.

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

In November 11, 2019, we renewed our strategic partnership with Air France – KLM for another five years. Our partnership covers over 99% of demand between Brazil and Europe, and one in four Air France – KLM passengers choose to make connections with GOL flights.

American Airlines

On February 4, 2020, we announced our new codeshare agreement with American Airlines, which will provide more daily flights between South America and the United States than any other airline partnership. When approved by the authorities in Brazil and the United States, this codeshare will enable our customers to travel seamlessly to more than 30 destinations in the United States. Flights will operate from our hubs in São Paulo, Rio de Janeiro, Brasília and Fortaleza, and will be in addition to our regular flights to Miami and Orlando. We believe that our codeshare agreement with American Airlines will enable us to further diversify and strengthen our revenue base, given that Brazil is the largest South American air travel market, GOL is the leading airline in Brazil and American Airlines in the leading airline for traffic between the United States and Brazil.

Competition

Domestic

Airlines in Brazil compete primarily on the basis of routes, fare levels, frequency of flights, capacity, airport operating rights and presence, reliability of services, brand recognition, frequent flyer programs and customer service.

Our main competitors in Brazil are LATAM Brasil and Azul Airlines. In May 2020, the parent company of LATAM Brasil filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code as well as the bankruptcy legislations of Chile and Colombia and certain other jurisdictions, not including Brazil.

In December 2018, Oceanair Linhas Aéreas S.A., or Oceanair, which operated under the name Avianca Brasil, filed for judicial restructuring in the Brazilian courts (similar to a U.S. Chapter 11 filing). In April 2019, Oceanair’s judicial recovery plan was approved by the Court of Justice of São Paulo state, which ratified the plan approved by the general meeting of creditors. Within the scope of the judicial recovery plan of Oceanair, we (i) acquired debtor in possession loans granted to Oceanair by the Elliott Management Corporation, or Elliott, in the amount of R$31.5 million, and (ii) granted an advance to Elliott in the amount of R$161.2 pursuant to an agreement entered into on April 3, 2019.

The advances would be refunded by Elliott if (x) we or any third party acquired an isolated production unit as provided for in the Oceanair judicial recovery plan or (y) another judicial recovery plan involving the sale of Oceanair’s landing and takeoff times was deemed valid and such an operation were successfully completed. In return for granting the advance, and subject to certain conditions, Elliott would pay us a part of the funds that would be recovered by it under the recovery plan terms.

On July 10, 2019, under the judicial recovery plan, we presented winning bids for the acquisition of certain isolated production units, or UPIs, that held the right to use certain landing and take-off times in the Congonhas, Guarulhos and Santos Dumont airports, in the total amount of R$77.3 million. The judicial recovery plan provided that DIP loans may be offset against the price to be paid by us for the acquisition of UPIs.

In December 2019, the Court of Justice considered the judicial recovery plan impracticable, Oceanair was declared bankrupt, and the UPI auction was invalidated. Accordingly, we recorded an impairment of the amounts related to advances granted that were not supported by any guarantees, totaling R$171.8 million.

We also face domestic competition from other domestic scheduled carriers, regional airlines and charter airlines, which mainly have regional networks.

Once the Brazilian airline sector begins to recover from the recent downturn, we may face increased competition from our primary competitors and charter airlines as well as other entrants into the market with reduced fares to attract new passengers.

We believe that we are the Brazilian airline best positioned to take advantage of the economic recovery in Brazil following the downturn resulting from the COVID-19 pandemic and government measures to address it.

The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the main airlines in Brazil for each of the periods indicated:

Domestic Market Share — Scheduled Airlines	2017	2018	2019
GOL	36.2%	35.7%	37.7%
LATAM Brasil	32.6%	31.9%	34.7%
Azul Airlines	17.8%	18.6%	23.6%
Avianca Brasil(*)	12.9%	13.4%	3.7%
Others	0.5%	0.4%	0.3%

_____________

Source: ANAC.

(*) Terminated operations in 2019.

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

International

In our international operations, we face competition from Brazilian and South American airlines that are already established in the international market and that have strategic alliances and codeshare arrangements with international airlines. In addition, non-Brazilian airlines may decide to enter or increase their schedules in the market for routes between Brazil and other South American and Caribbean destinations.

The follow table sets forth the 2019 market share of major airlines on South American routes to/from Brazil based on RPK:

International Market Share – Airline	RPK (mn)	Market Share
LATAM Airlines Group(1)	34,268	65.5%
Azul Airlines	7,151	13.7%
GOL	5,442	10.4%
Avianca Holdings(2)	2,691	5.2%
Aerolíneas Argentinas	2,036	3.9%
Avianca Brasil(3)	658	1.3%
Total	52,246	100.0%

_____________

Source: ANAC.

(1)     Includes LATAM Brasil, LAN Chile, LAN Peru, LAN Argentina and TAM MERCOSUR.

(2)     Includes Avianca Holdings and TACA Peru.

(3)     Terminated operations in 2019.

In May 2020, Avianca Holdings S.A., the second largest airline in Latin America, filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code.

Smiles Loyalty Program

Overview

Smiles is one of the largest coalition loyalty programs in Brazil, with 16.9 million members as of December 31, 2019. Its business model is based on a pure coalition loyalty program comprising a single platform for accumulating and redeeming miles through a broad network of commercial and financial partners.

We acquired the Smiles loyalty program in 2007 and beginning in 2008, the Smiles loyalty program underwent a restructuring and revitalization to transform from a stand-alone program into an independent coalition loyalty program. In 2013, we listed Smiles on the B3 and in July 2017 it merged with Webjet Participações S.A., or Webjet, to create Smiles Fidelidade S.A.

The Smiles loyalty program allows members to accumulate miles through (i) flights with GOL and our international partners, (ii) all the significant Brazilian commercial banks that issue credit cards, including through co‑branded cards issued by Banco Bradesco, Banco do Brasil and Santander, (iii) a broad network of retail partners, including Localiza/Hertz, the largest car rental agency in Brazil, a global hotel chain Accor Hotels, and Rocketmiles for entertainment tickets, among others, (iv) direct customer purchases of miles and (v) purchases of miles and benefits through Clube Smiles (Smiles Club). We are Smiles’ primary redemption partner but members may also redeem miles for products and services from commercial partners.

In March 2020, we suspended our corporate reorganization proposal, announced in December 2019, that would have comprised a merger of Smiles shares with GLAI shares.

While Smiles’ operating performance has suffered with the economic downturn in Brazil resulting from the COVID-19 pandemic and government measures to address it starting in March 2020, we expect it to recover in line with the recovery of our revenue to the extent the economic effects of the COVID-19 pandemic subside and when travel restrictions are lifted.

Commercial Partners

Smiles’ network of commercial partners comprises airlines, financial institutions, travel agencies, hotels, car rental agencies, gas stations, bookstores, media companies, drugstores, restaurants and parking lot operators, among others.

•        Airlines. We are Smiles’ most important commercial partner in terms of miles and rewards volumes. We purchase miles from Smiles to distribute to our passengers. Additionally, Smiles offers redemptions with our airline partners.

•        Financial Institutions. Smiles has commercial partnership agreements with dominant players in the Brazilian banking sector. Smiles sells miles to these commercial partners, which distribute them proportionately to credit card spending by cardholders who are Smiles loyalty program members. Smiles also sells miles for co-branded credit cards issued by Banco Bradesco, Banco do Brasil and Santander. In 2019, Smiles signed agreements with important players in the digital banking/fintech segment: Nubank and C6 Bank.

•        Travel Companies, Hotels and Car Rental Agencies. Smiles has partnership agreements with well-known domestic and international travel companies, hotels and car rental companies (Localiza/Hertz). These partners include Rocketmiles and Accor Hotels. These partnerships allow Smiles loyalty program members to accumulate miles at a variety of locations worldwide and throughout the course of their trips.

•        Brazilian Retailers and Distributors. Smiles has commercial agreements with important Brazilian retailers, including Polishop (a domestic electronics and merchandise retailer), Shell gas stations, Via Varejo online websites (Extra, Casas Bahia and Ponto Frio), Magazine Luiza/Netshoes (one of the largest home appliance retailers which is also one of the largest online retailers in Brazil) and Fast Shop (a domestic electronics retailer).

Competition

Smiles faces competition in Brazil from frequent flyer programs, the loyalty programs of financial institutions and similar entities and other loyalty programs in general. Frequent flyer programs include LATAM Pass, from LATAM Airlines Group, and Tudo Azul, from Azul Airlines. Financial institution loyalty programs include the Esfera Program of Banco Santander (Brasil) S.A., the Sempre Presente Program of Banco Itaú Unibanco S.A. and Livelo, a joint venture program between Banco do Brasil and Banco Bradesco. The majority of these programs allow members to transfer accumulated reward points to programs like the Smiles loyalty program.

If foreign loyalty programs enter the Brazilian market, Smiles may face additional competition but also new opportunities for commercial partnerships.

Agreements with Smiles

Operating Agreement

In December, 2012, GLA entered into an operating agreement with Smiles that establishes the terms and conditions of our relationship, which went into effect in January 2013, when Smiles began to manage and operate the Smiles loyalty program, with an initial 20-year term.

GLA pays Smiles a monthly fee for managing our frequent flyer program, which fee is adjusted on each anniversary of the operating agreement in accordance with our gross monthly miles purchases.

In October 2018, we announced to the market GLA’s intention not to renew the operating agreement with Smiles beyond its current expiration in 2032.

Back Office Services Agreement

In December 2012, GLA entered into a back-office services agreement with Smiles for activities including controllership, accounting, internal controls and auditing, finance, information technology, call center, inventory and legal matters. Smiles recognized as expenses under this agreement R$23.5 million, R$30.9 million and R$33.6 million in 2017, 2018 and 2019, respectively.

In October 2018, we announced to the market GLA’s intention not to renew the back-office services agreement with Smiles beyond its current expiration in 2032.

Main Miles and Tickets Purchase Agreement

In December 2012, GLA entered into a miles and tickets purchase agreement with Smiles.

In order to govern pricing and availability of reward tickets and satisfy customer demand, the agreement establishes three seating classes: standard, commercial and promotional for ticketing purposes.

•        Standard seats: Pricing is determined by the variation over the last 12 months of the economic cost of the fare and the characteristics of each route. The economic cost is equivalent to the sum of the following three items: (i) the opportunity cost of not selling a ticket to a traveler when the flight is full – or displacement, (ii) the opportunity cost of a passenger redeeming a reward ticket who would have purchased the ticket using cash, had he or she not had available miles – or dilution, and (iii) the direct cost that GLA incurs in transporting an additional passenger on a given flight – or marginal cost. The availability of standard seating on planes is limited and controlled by GLA, although Smiles is assured a minimum aggregate number of standard seats out of total seats on all flights.

•        Commercial seats: Pricing is subject to the same price and/or discount applied to third parties. The availability of commercial seats on flights is unrestricted.

•        Promotional seats: Pricing is determined by an established discount table on a case-by-case basis. There is no minimum availability for promotional seats.

The price that GLA pays for miles is calculated based on the economic cost specified above, less a portion of the breakage rate, which is the expected percentage of miles that will expire without being redeemed.

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

2016 Miles and Tickets Purchase Agreement

In February 2016, GLA entered into a miles and tickets purchase agreement with Smiles, which termination was extended to July 2018. In 2017, Smiles paid R$520 million in advance, of which R$240 million related to the agreement entered into in February 2016 and R$280 million related to the first amendment entered into in April 2017.

In September 2018, GLA entered into a new ticket purchase and sale agreement with Smiles, which provided Smiles with advance credits in the total amount of R$600 million for the future conversion into tickets.

The interest charged by Smiles on the advanced amounts is a minimum rate of 115% of the CDI rate, which is the average of inter-bank overnight rates in Brazil, which may be increased according to market conditions at each payment date. In addition, Smiles will benefit from some measures to strengthen its competitiveness.

Industry Overview

Brazilian domestic air passenger demand grew 0.8% in 2019, and IATA estimates based on 2017 data that it will double its size in the next two decades, with the possibility to multiply its size by up to five times if Brazil adopts policies more favorable to the development of air transportation. According to ANAC, as a result of favorable macroeconomic conditions and consumer confidence in Brazil, there were 95.3 million domestic enplanements and 9.1 million international enplanements on Brazilian carriers in Brazil (which excludes international carriers) in 2019, of a total population of over 210 million, according to IBGE. In contrast, according to the U.S. Department of Transportation, the United States had approximately 875 million domestic enplanements and 125 million international enplanements in 2019, of a total population of over 327 million, based on the latest United States census estimates. We are very well positioned to capture growth recovery in the Brazilian market as 86.3% of our revenues were from the domestic market in 2019.

Long-distance travel alternatives in Brazil are limited given that there is poor road infrastructure and no passenger rail transportation. We believe that, once Brazil resumes its economic growth trajectory, there will be significant upside potential for airlines in general and for low-cost airlines specifically to gain market share of travelers who would ordinarily travel by bus. Moreover, Brazil’s “new middle class” consumers are allocating a greater portion of their family incomes for vacation experiences, which explains the significant pick-up in demand for international air travel by Brazilians. South American countries, the Caribbean and the United States feature among the top ten most popular tourist destinations for Brazilians traveling abroad on vacation according to industry data.

Brazil air travel remains concentrated in a few city-pairs and focused on business passengers, which, according to industry data, represented around 6.3% of the demand for domestic air travel in 2019. We believe this rate is significantly higher than the business travel portion of domestic air travel in the global aviation sector. According to the latest data collected by ANAC, flights between Rio de Janeiro and São Paulo, Brazil’s busiest city-pair accounted for 7.3% of all domestic passengers in 2019. The top ten routes accounted for almost 22% and the ten busiest airports accounted for 67% of all domestic air passenger in 2019.

The following table sets forth information about the ten busiest routes for air travel in Brazil during 2019.

City Pair(1)	Passengers	Route Market Share
São Paulo – Rio de Janeiro(2)	7,135,771	7.3%
São Paulo (Congonhas) – Rio de Janeiro (Santos Dumont)	4,149,791	4.3%
São Paulo (Guarulhos) – Porto Alegre	2,324,899	2.4%
São Paulo (Congonhas) – Brasília	2,134,144	2.2%
São Paulo (Guarulhos) – Recife	1,982,244	2.0%
São Paulo (Guarulhos) – Salvador	1,974,329	2.0%
São Paulo (Congonhas) – Porto Alegre	1,949,796	2.0%
São Paulo (Congonhas) – Confins	1,959,239	2.0%
São Paulo (Guarulhos) – Fortaleza	1,826,494	1.9%
São Paulo (Guarulhos) – Curitiba	1,630,083	1.7%
São Paulo (Congonhas) – Curitiba	1,652,791	1.7%
São Paulo (Guarulhos) – Rio de Janeiro (Galeão)	1,165,209	1.2%
São Paulo (Congonhas) – Rio de Janeiro (Galeão)	1,011,766	1.0%
São Paulo (Guarulhos) – Rio de Janeiro (Santos Dumont)	809,005	0.8%

_____________

Source: ANAC, 2019.

(1)     Considers flights originating in either city of the pair.

(2)     Includes flights between Congonhas and Guarulhos to either Santos Dumont or Galeão airports.

According to ANAC, in 2019, the number of domestic passengers in Brazil reached 95.3 million.

In May 2020, Brazil’s national sanitary agency (Agência Nacional de Vigilância Sanitária) published sanitary measures applicable to civil aviation in Brazil, in response to the COVID-19 pandemic, to be implemented by ANAC. These measures include the required use of masks by passengers during the entirety of flights and rules regarding on-board service and social distancing in airports. For information on the sanitation measures we have implemented, see “—Airline Business—Safety and Security.”

Brazilian Civil Aviation Market Evolution

In the past 40 years, the domestic market generally has experienced year-over-year growth in revenue passenger kilometers at twice the growth rate of GDP, except in times of significant economic or political distress, such as the petroleum crisis in the 1970s, the Brazilian sovereign debt crisis in the early 1980s and the economic and political distress in Brazil in the early 1990s. In 2001-2011, in the years following the start of GOL’s operations, the compound annual growth rate was almost 12%. In 2012-2019, due to an economic downturn in Brazil, the compound annual growth rate in RPK was 2.2%.

While industry capacity has historically served demand, in 2019, the growth rate in domestic revenue passenger kilometers was 1.0%, as compared to the growth rate in domestic available seat kilometers of 0.8%. In 2019, the domestic industry load factor was 82.7%.

Our market share as measured by RPKs increased from 4.6% to 37.7% from 2001 to 2019. We increased demand for domestic air travel by almost 260%, which we call the “GOL effect.”

The following table sets forth domestic industry passenger traffic and available capacity for the periods indicated:

	2017	2018	2019
Domestic enplanements (millions)	90.6	93.7	95.3
Available seat kilometers (billions)	112.8	118.0	116.8
Available seat kilometers growth	1.4%	4.6%	(1.0)%
Revenue passenger kilometers (billions)	91.9	95.9	96.7
Revenue passenger kilometers growth	3.2%	4.4%	0.8%
Load factor	81.5%	81.3%	82.7%

_____________

Source: ANAC, Dados Comparativos Avançados.

Regulation of the Brazilian Civil Aviation Market

The Brazilian Aviation Authorities and Regulation Overview

Air transportation services are considered a public service and are subject to extensive regulation and monitoring in Brazil, including through the Brazilian Constitution, the Brazilian Aeronautical Code (Código Brasileiro de Aeronáutica) and rules issued by ANAC. The Brazilian Aeronautical Code and ANAC regulations set forth the main rules and regulations relating to airport infrastructure and operation, flight safety and protection, airline certification, lease structuring, burdening, disposal, registration and licensing of aircraft, crew training, concessions, inspection and control of airlines, public and private air carrier services, civil liability of airlines and penalties in case of infringements.

The Brazilian government is party to the Warsaw Convention of 1929, the Chicago Convention of 1944 and the Geneva Convention of 1948, which are the three leading international conventions relating to worldwide commercial air transportation activities.

The Brazilian Civil Aviation National Policy (Política Nacional de Aviação Civil), or PNAC, sets forth guidelines and strategies for the institutions responsible for the development of the Brazilian civil aviation sector and established strategic objectives and actions for the aviation market.

The Brazilian Ministry of Infrastructure, through the Civil Aviation Secretary (Secretaria Nacional de Aviação Civil), monitors the implementation of PNAC by the entities responsible for the management, regulation and inspection of civil aviation, civil airport infrastructure and civil air navigation infrastructure. In addition to the Ministry of Infrastructure, the bodies and entities of the National Civil Aviation Council (Conselho de Aviação Civil), or CONAC, also monitor the implementation of PNAC.

The following chart illustrates the main Brazilian aviation authorities, their responsibilities and reporting lines within the Brazilian government:

The Ministry of Infrastructure oversees ANAC and INFRAERO and reports directly to the President of Brazil. It is responsible for implementation of the airport infrastructure concession plan and the development of strategic planning for civil aviation.

The National Commission of Airport Authorities (Comissão Nacional de Autoridades Aeroportuárias), or CONAERO, is a commission that coordinates the different entities and public agencies related to airports and promulgates rules to promote efficiency and security in airport operations.

CONAERO comprises the (i) Ministry of Infrastructure, which chairs the commission, (ii) the President’s chief of staff, (iii) Ministry of Agriculture, Livestock and Supplies, (iv) Ministry of Defense – DECEA, (v) Ministry of Justice and Public Safety – Federal Police, (vi) Ministry of the Economy – Federal Revenue, (vii) Ministry of Health – National Health Surveillance Agency – ANVISA and (viii) ANAC.

ANAC is responsible for guiding, planning, stimulating and supporting the activities of public and private civil aviation companies in Brazil. ANAC also regulates flight operations and economic issues affecting air transportation, including matters relating to air safety, certification and compliance, insurance, consumer protection and competitive practices.

The Department of Air Space Control (Departamento de Controle do Espaço Aéreo), or DECEA, controls and supervises the Brazilian Airspace Control System. The DECEA reports indirectly to the Ministry of Defense, which is responsible for planning, administrating and controlling activities relating to airspace, aeronautical telecommunications and technology, including approving and overseeing the implementation of equipment as well as of navigation, meteorological and radar systems.

With respect to non-privatized airports, INFRAERO, a state-controlled corporation reporting to the Ministry of Infrastructure, is in charge of managing, operating and controlling federal airports, including control towers and airport safety operations. With respect to privatized airports, although INFRAERO holds a minority stake in some of these airports, it is no longer in charge of operations, which are now handled by each airport’s respective private operator. See “—Airport Infrastructure.”

In 2019, through Provisional Measure No. 866/2018 (Medida Provisória No. 866), converted into Law No. 13.903/2019, the Brazilian government approved the establishment of a new state-controlled corporation named NAV Brasil Serviços de Navegação Aérea S.A., or NAV. NAV is a partial spin-off of INFRAERO and will report directly to the High Command of Aeronautics and indirectly to the Ministry of Defense. NAV will be responsible for air navigation services, which is a service currently provided by INFRAERO.

CONAC is an advisory body of the President of Brazil and its upper level advisory board comprises the Minister of Defense, the Minister of Foreign Affairs, the Minister of Treasury, the Minister of Economy, the Minister of Industry, Foreign Trade and Services, the Minister of Tourism, the President’s chief of staff, the Minister of Planning, Development and Management, the Minister of Justice and Public Safety, the Minister of Infrastructure and the Commandant of the Air Force. CONAC has the authority to establish national civil aviation policies that may be adopted and enforced by the High Command of Aeronautics and by ANAC. CONAC establishes guidelines relating to the proper representation of Brazil in conventions, treaties and other actions relating to international air transportation, airport infrastructure, grants of supplemental funds to be used for the benefit of airlines and airports based on strategic, economic or tourism-related aspects, coordination of civil aviation, air safety, grants of air routes and concessions and permissions to provide commercial air transportation services.

Route Rights

Domestic routes. Airlines negotiate the use of airport and aeronautical infrastructure directly with airport operators and providers of air navigation services prior to registering routes with ANAC. For airports defined by ANAC as “coordinated” or “of interest,” pursuant to Resolution No. 338/2014, airlines are required to obtain slots.

International routes. In general, requests for new international routes, or changes to existing routes, must be filed with ANAC’s market access area (Gerência de Acesso ao Mercado) by Brazilian airlines that have been qualified by ANAC to provide international services, in accordance with Resolution No. 491, dated November 19, 2018, or Resolution No. 491. International route rights for all countries, as well as corresponding transit rights, derive from bilateral air transport agreements negotiated between Brazil and foreign governments. Under these agreements, each government grants to the other the right to designate one or more of its domestic airlines to operate scheduled service between certain destinations in each country. Airlines are only entitled to apply for new international routes when they are made available under these agreements. In order to grant new routes, ANAC must consider the (i) agreement with the foreign country to which the route is destined, (ii) designated domestic airlines to operate the scheduled service and if there are any restrictions by the country of destination and (iii) existence of available routes for the allocation requested by the airline. In the process, ANAC may, in certain cases, consult other airlines on whether they have any interest in requesting additional routes for the market in which the new route is being requested.

Resolution No. 491 established that, as of March 2019, low-frequency international routes may be reallocated to different operators if an allocation request is made by another company and there are no other available frequencies to the country of destination. Low-frequency routes are those with less than 50% of usage during 26 consecutive weeks.

In 2010, ANAC approved the deregulation of international airfares for flights departing from Brazil to the United States and Europe, and CONAC approved the continuity of bilateral agreements providing for open skies policies with other South American countries. A new open skies policy with the United States was approved in the Brazilian Congress in 2017 and ratified in 2018. Similar agreements are being negotiated with several European countries. These new regulations should increase the size of the passenger market in South America, but they may also increase competition. For more information on the open skies agreement between Brazil and the United States, see “—Open Skies.”

Slots Policy

Domestic. Under Brazilian law, a domestic slot concession derives from a flight concession by ANAC, which is reflected in an airline’s registration. An “airport slot” provides that an airline can operate at the specific airport at the time intervals established.

Congonhas airport in the city of São Paulo is a slot constrained airport, where slots must be allocated to an airline before it may begin operations there, following IATA slot recommendations. It is difficult to obtain and maintain a slot in the Congonhas airport. The Santos-Dumont airport in Rio de Janeiro is also a slot constrained airport with half-hourly shuttle flights between São Paulo and Rio de Janeiro. ANAC has imposed schedule restrictions on several Brazilian airports from which we operate, due to high air traffic and population density around the airport. Operating restrictions, including the prohibition of international flights’ operations and the prohibition of civil aircraft operations between 11:00 p.m. and 6:00 a.m., were imposed for Congonhas airport, one of the busiest Brazilian airports and the most important airport for our operations. No assurance can be given that these or other government measures will not have a material adverse effect on us due to slot distribution, taxes and airport operating hours.

The entity responsible for calculating airport capacity and approving increased air traffic is the Brazilian Department of Airspace Control (Departamento de Controle do Espaço Aéreo).

In July 2014, ANAC published new rules governing the allocation of slots at the main Brazilian airports, which consider operational efficiency (on-time performance and regularity) as the main criteria for the allocation of slots. Under these rules, on-time performance and regularity are assessed in two annual seasons, following the IATA summer and winter calendars, between April and September and between October and March.

The regularity target for each series of slots in a season is 90% at Congonhas airport and 80% at all other coordinated airports. The allowable delay from the slot allocated is 15 minutes in order to assess punctuality of airport arrivals and departures. Airlines forfeit any series of slots operated below the minimum criteria in a season. Forfeited slots are redistributed first to new entrants, which include airlines that operate fewer than five slots in the relevant airport in the given weekday, and afterwards to all airlines operating in the relevant airport based on their share of slots.

In 2019, ANAC initiated a request of information (tomada de subsídios), which permits active participation in the preliminary stages of ANAC’s regulatory proceedings, to collect data, suggestions and opinions to be taken into consideration by ANAC in revising Resolution No. 338/2014.

Airport Infrastructure

INFRAERO, a state-controlled corporation, is in charge of managing, operating and controlling federal airports in Brazil, including some control towers and airport safety operations.

Smaller, regional airports may belong to states or municipalities within Brazil and, in such cases, are often managed by local governmental entities or privatized. At the main Brazilian airports, INFRAERO performs safety and security activities, including passenger and baggage screening, cargo security measures and airport security.

The use of certain areas within federal airports, such as hangars and check-in counters, is subject to a concession by INFRAERO. If there is more than one applicant for the use of a specific airport area, INFRAERO may conduct a public bidding process. For privatized airports, operators may freely negotiate all commercial areas according to their own criteria; there is no requirement that a public bidding be held in the event there is more than one applicant for the use of a specific airport area. However, ANAC must approve the agreement between the airport operator and the third party or the relevant investment in the commercial area.

We have renewable concessions with terms varying from one to five years from INFRAERO to use and operate all of our facilities at each of the major airports that we serve. Our concession agreements for our passenger service facilities, which include check-in counters and ticket offices, operations support areas and baggage service offices, contain provisions for periodic adjustments of the lease rates and the extension of the concession term.

All of the 44 Brazilian airports still managed by INFRAERO at the end of 2019 are scheduled to receive infrastructure investments and upgrades within the next few years. These airport upgrade plans do not require contributions or investments by Brazilian airlines and are not expected to be accompanied by increases in landing fees or passenger taxes on air travel.

The following table sets forth the number of passengers at the ten busiest airports in Brazil in 2019:

Airport	Number of passengers inbound and outbound(1)
(in thousands)
São Paulo – Guarulhos	42,943
São Paulo – Congonhas	22,837
Brasília	16,870
Rio de Janeiro – Galeão	13,788
Belo Horizonte – Confins	11,061
Rio de Janeiro – Santos Dumont	10,677
Campinas – Viracopos	9,147
Recife	8,838
Porto Alegre	8,324
Salvador	7,466

_____________

Source: INFRAERO, DAESP and Guarulhos, Brasília, Rio de Janeiro Galeão, Confins and Viracopos airports.

(1)     Considers domestic and international departures and arrivals from main Brazilian airports.

Airport fees include airport charges for each landing and aircraft parking, connection fees and aeronautical and navigation fees. Most of these fees vary based on our level of operations and rates are set by INFRAERO, DECEA and private airports. Landing fees are fixed, based on the category of the airport and whether the flight is domestic or international. Navigation fees are also fixed, but consider the area overflown and whether the flight is domestic or international.

Airport Privatizations

Since 2011, the Brazilian government has privatized 22 airports, in five rounds of concessions, that together account for 59.1% of Brazil’s total passenger volume as of December 31, 2019.

The Brazilian government plans to privatize all airports currently under INFRAERO’s control by 2023.

The auctioned airports were:

Airport (Code)	Grant	Concession Term	Minimum Investment	Year of Concession
Natal (NAT)	R$170 million	28 Years	R$51.7 million	2011
São Paulo (GRU)	R$16.2 billion	20 Years	R$4.7 billion	2012
Brasília (BSB)	R$4.5 billion	25 Years	R$4.7 billion	2012
Campinas (VCP)	R$3.8 billion	30 Years	R$8.7 billion	2012
Rio de Janeiro (GIG)	R$19 billion	25 Years	R$4.8 billion	2013
Belo Horizonte (CNF)	R$1.8 billion	30 Years	R$1.1 billion	2013
Salvador (SSA)	R$1.6 billion	30 Years	R$1.24 billion	2017
Fortaleza (FOR)	R$1.5 billion	30 Years	R$1.44 billion	2017
Porto Alegre (POA)	R$382 million	25 Years	R$123.0 million	2017
Florianópolis (FLN)	R$241 million	30 Years	R$211.0 million	2017
Espírito Santo (VIT)	R$1.6 billion	30 Years	R$323.6 million	2019
Rio de Janeiro (MEA)		30 Years	R$268.1 million	2019
Mato Grosso (AFL)	R$1.4 billion	30 Years	R$72.5 million	2019
Mato Grosso (OPS)		30 Years	R$85.1 million	2019
Mato Grosso (CGB)		30 Years	R$539.7 million	2019
Mato Grosso (ROO)		30 Years	R$73.4 million	2019
Ceará (JDO)	R$5.8 billion	30 Years	R$193.5 million	2019
Paraíba (CPV)		30 Years	R$155.7 million	2019
Paraíba (JPA)		30 Years	R$271.4 million	2019
Pernambuco (REC)		30 Years	R$865.2 million	2019
Alagoas (MCZ)		30 Years	R$411.8 million	2019
Sergipe (AJU)		30 Years	R$ 255.1 million	2019

_____________

Source: ANAC and Civil Aviation Secretary (Secretaria de Aviação Civil).

The remaining airports are expected to be privatized in two separate rounds on dates to be defined by the Brazilian government. The next round will be for 22 airports and is expected to occur in the last quarter of 2020.

Concession for Air Transportation Services

According to the Brazilian Constitution, the Brazilian government is responsible for public services related to airspace, as well as airport infrastructure, and may provide these services directly or through third parties under concessions or authorizations. According to the Brazilian Aeronautical Code and regulations issued by CONAC, the application for a concession to operate regular air transportation services is subject to a license granted by ANAC to operate an airline and to explore regular air transportation services. The applicant is required by ANAC to have met certain economic, financial, technical, operational and administrative requirements in order to be granted such license. Additionally, a concession applicant must (i) be an entity incorporated under Brazilian law, with head offices and management in Brazil, (ii) have at minimum one aircraft registered with the Brazilian Aeronautical Registry (Registro Aeronáutico Brasileiro), or RAB, compatible with the service it intends to operate and (iii) have a valid airline operating certificate (Certificado de Operador Aéreo). ANAC has the authority to revoke a concession for failure by the airline to comply with the terms of the Brazilian Aeronautical Code, the complementary laws and regulations and the terms of the concession agreement.

Our concession was granted on January 2, 2001 by the High Command of Aeronautics of the Ministry of Defense and was renewed in 2009 for another ten years with an expiration date of December 14, 2019. On November 5, 2019, through an act published in the Diário Oficial da União, our concession to operate was renewed, and will remain valid as long as we comply with the legal and technical conditions required by the Brazilian Constitution, laws, decrees and normative acts of ANAC. Our concession can also be terminated if, among other things, we fail to meet specified service levels, cease operations or declare bankruptcy.

The Brazilian Aeronautical Code and the regulations issued by CONAC and ANAC do not expressly provide for public bidding processes, which are not required for the grant of concessions for the operation of air transportation services. The Brazilian government may reconsider this rule in order to allow more competition or to achieve other political purposes.

Import of Aircraft into Brazil

Imported civil or commercial aircraft must be accompanied by an Export Certificate of Airworthiness (or equivalent document), issued by the aviation authority of the exporting country, and must hold a Brazilian mark reservation. Import authorizations usually follow the general procedures of the Brazilian Federal Revenue for import of goods into Brazil, after which the importer must request the registration of the aircraft with the RAB.

Registration of Aircraft

The registration of aircraft in Brazil is governed by the Brazilian Aeronautical Code and ANAC regulations, under which no aircraft is allowed to fly in Brazilian airspace, or land in or take off from Brazilian territory, without having been properly registered or authorized. In order to register an aircraft in Brazil and obtain its certificate of registration (certificado de matrícula) and certificate of airworthiness (certificado de aeronavegabilidade), both of which are issued by the RAB after technical inspection of the aircraft, all information required under ANAC’s Resolution No. 293/2013 must be submitted. A certificate of airworthiness is generally valid for six years from the date of ANAC’s inspection and authorizes the aircraft to fly in Brazilian airspace, subject to continuing compliance with certain technical requirements and conditions. The registration of any aircraft may be cancelled if it is found that the aircraft is not in compliance with the requirements for registration and, in particular, if the aircraft has failed to comply with any applicable safety requirements specified by ANAC or the Brazilian Aeronautical Code. Additionally, ANAC’s regulations provide that an aircraft may have its registration canceled in the following cases: (i) at the request of the owner or the operator, with the express written consent of any lienholders, in which case an irrevocable deregistration and export request authorization may be obtained, (ii) ex officio, if the aircraft has been registered in another country, or (iii) in the case of abandonment or loss of the aircraft.

All information relating to the contractual status of an aircraft, including purchase and sale agreements, operating leases and mortgages, must be filed with the RAB in order to provide the public with an updated record of any amendments made to the aircraft certificate of registration.

Restrictions on the Ownership of Shares Issued by Concessionaires of Air Transportation Services

 In December 2018, the former Brazilian president approved Provisional Measure No. 863 (Medida Provisória No. 863), which revoked restrictions on foreign ownership of Brazilian airlines’ voting stock. The measure was endorsed by the Brazilian government, which took office in January 2019 and, on June 17, 2019, was partially converted into Law No. 13,842/2019, which allows foreign investment in Brazilian air companies, including airlines and air taxis, revoking the limitation of 20% of the foreign capital previously established, provided that foreign companies are constituted in accordance with Brazilian law and provided that they have their headquarters and management in Brazil. We cannot foresee how any such change would affect us and the competitive environment in Brazil.

Law No. 13,842/2019 also revoked several provisions established under the Brazilian Aeronautical Code, mainly with regards to the transfer of capital stock of concessionaires of air transportation services, such as GLA.

Environmental Regulation

Brazilian airlines are subject to various federal, state and municipal laws and regulations relating to the protection of the environment, including the disposal of materials and chemical substances and aircraft noise. These laws and regulations are enforced by various governmental authorities. Non-compliance with these laws and regulations may subject the violator to administrative and criminal sanctions, in addition to the obligation to repair or to pay damages caused to the environment and third parties. As far as civil liabilities are concerned, Brazilian environmental laws adopt the strict and joint liability regime. In this regard, we may be liable for violations by third parties hired to dispose of our waste. Moreover, pursuant to Brazilian environmental laws and regulations, the piercing of the corporate veil of a company may occur in order to ensure enough financial resources for the recovery of damages caused against the environment.

We adopted several environmental management system procedures with our suppliers and use technical audits to enforce compliance. We exercise caution and may reject goods and services from companies that do not meet our environmental protection parameters.

Open Skies

In 2011, the United States and Brazil entered into an open skies agreement designed to provide airlines greater liberty in defining their routes, prices and capacity, which agreement was approved in the Brazilian Congress in 2017 and ratified by Decree No. 9,423/18.

The open skies agreement’s principal purpose is to eliminate the limit on flight frequencies between the United States and Brazil, which was previously capped at 301 weekly flights. The agreement also memorializes previously agreed terms, including free pricing, new itineraries and codeshare offers.

Among the important provisions of the open skies agreement are the rights to (i) fly over a country without landing, (ii) make connections in another country for non-commercial purposes and (iii) unlimited charter flight authorizations. The agreement also includes provisions regarding profit remittance, tax exemptions, airport tariffs and international agreements regarding civil aviation safety. The agreement does not, however, permit U.S. airlines to operate domestic flights within Brazil.

On August 6, 2019, Decree No. 9,955 was published by the Brazilian government, which promulgated the Multilateral Open Skies Agreement for the Member States of the Latin American Civil Aviation Commission, which Brazil has been a party to since 2010, and comprises Argentina, Aruba, Belize, Bolivia, Brazil, Chile, Colombia, Costa Rica, Cuba, Ecuador, El Salvador, Guatemala, Honduras, Jamaica, México, Nicaragua, Panamá, Paraguay, Perú, Dominican Republic, Uruguay and Venezuela.

The main objective of this agreement is to expand the offer of flights between the signatory countries: Chile, Dominican Republic, Uruguay, Paraguay, Panamá, Colombia, Guatemala and Honduras, in addition to Brazil.

C.     Organizational Structure

We are a holding company that directly or indirectly owns shares of eight subsidiaries. Three of these subsidiaries are incorporated in Brazil, namely: GLA, Smiles Fidelidade S.A., which was formed in July 2017 as a result of Smiles’ merger with Webjet, and Smiles Viagens e Turismo S.A. Our five other subsidiaries are offshore subsidiaries, namely: GOL Finance Inc., GAC Inc., or GAC, GOL Finance (previously named GOL LuxCo S.A.), Smiles Fidelidade Argentina S.A. and Smiles Viajes y Turismo S.A. GLA is our operating subsidiary, under which we conduct our air transportation business. We are the majority shareholder of Smiles, which conducts the Smiles loyalty program. GOL Finance Inc., GAC and GOL Finance are offshore companies established for the purpose of facilitating cross-border general and aircraft financing transactions. For more information on our organizational structure, see note 1.2 to our audited consolidated financial statements included elsewhere in this annual report.

D.     Property, Plant and Equipment

Our primary corporate offices are located in São Paulo, where our commercial, operations, technology, finance and administrative staff is primarily based. We have concessions to use other airport buildings and hangars throughout Brazil, including part of a hangar at Congonhas airport where we perform aircraft maintenance. As of December 31, 2019, we had lease agreements with purchase option at the end of the contract term for 11 Boeing 737 aircraft. We own an Aircraft Maintenance Center in Confins, in the State of Minas Gerais, one of the largest in South America, and in November 2019, we announced the launch of GOL Aerotech, a new business unit that provides aircraft and MRO components to third-party airlines. The certification of GOL Aerotech authorizes airframe maintenance services for Boeing 737-300/400, Boeing 767-200/300, Boeing Next Generation 737-700 and 800s and Boeing 737-8 MAX. We have three hangars at GOL Aerotech, with a capacity to perform maintenance on five aircraft simultaneously and painting services on one additional aircraft. We also have room to build more hangar space, if needed. For more information, see “—B. Business Overview—Airline Business—Aircraft Fleet” and note 16 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 4A.    Unresolved Staff Comments

None.

ITEM 5.      Operating and Financial Review and Prospects

You should read this discussion in conjunction with our audited consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

A.     Operating Results

Net Revenues

Our net revenues derive primarily from transporting passengers on our aircraft, which includes ancillary revenues from products and services that primarily comprise ticket change fees and excess baggage charges. Passenger revenues depend on capacity, load factor and yield.

In 2019, 94.3% of our net revenues came from passenger transportation revenues, and the remaining 5.7% came from other net revenue, principally from our cargo and mileage program businesses, which utilizes cargo space on our passenger flights, as well as Smiles-related revenues. In 2019, 86.3% of our revenues derived from our domestic operations and 13.7% from our international operations. We recognize passenger revenue, including revenue from Smiles’ loyalty program, which relates to the redemption of miles for GOL flight tickets, either when transportation is provided or when the unused ticket expires. We recognize cargo revenue when transportation is provided.

The following table sets forth our main operating performance indicators in 2017, 2018 and 2019:

	Year ended December 31,
	2017	2018	2019
Operating Data:
Load-factor	80.1%	80.0%	82.0%
Break-even load-factor	72.4%	70.1%	66.3%
Aircraft utilization (block hours per day)	12.1	11.8	12.3
Yield per RPK (cents)	25.6	27.7	31.2
PRASK (cents)	20.5	22.1	25.6
RASK (cents)	22.1	23.6	27.2
Number of departures	250,653	250,040	259,377
Average number of operating aircraft	109	112	113

Our revenues are net of the goods and services tax (Imposto sobre a Circulação de Mercadorias e Serviços), or ICMS, and federal social contribution taxes, including social integration program (Programa de Integração Social), or PIS, and social contribution for financing social security (Contribuição Social para o Financiamento da Seguridade Social), or COFINS. ICMS does not apply to passenger revenues. The rate of ICMS on cargo revenues varies by state from 0% to 20%. As a general rule, combined PIS and COFINS rates are 3.65% of passenger revenues and 9.25% of cargo revenues and Smiles revenues.

We have one of the largest e-commerce platforms in Brazil and, in 2019, we generated 90% of our revenues from ticket sales through our website.

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

Operating Costs and Expenses

We seek to lower our operating costs and expenses by operating a young and standardized fleet, including upgrading to Boeing 737‑8 MAX aircraft, utilizing our aircraft efficiently and improving their productivity and using and encouraging low-cost ticket sales and distribution processes. The main components of our operating costs and expenses are aircraft fuel, maintenance, sales and marketing expenses and salaries, wages and benefits, including provisions for our share-based compensation plans.

Our aircraft fuel expenses are higher than those of low-cost airlines in the United States and Europe because production, transportation and storage of fuel in Brazil depend on expensive and underdeveloped infrastructure, especially in the north and northeast regions of the country. In addition, taxes on jet fuel are high. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. The price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, varies significantly. The price per barrel as of December 31, 2018 was US$64.90, as compared to US$57.04 as of December 31, 2019. Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also linked to fluctuations in the exchange rate of the real against the U.S. dollar. Fuel costs represented 31%, 39% and 34% of our total operating costs and expenses in 2017, 2018 and 2019, respectively. In order to mitigate the effects of increases in fuel prices, we enter into short- to medium-term hedging arrangements. Our pricing and yield management strategy are also important in hedging our exposure to fuel price fluctuations as we are able to pass a significant portion of these fluctuations onto customers in the long-term and recapture approximately two‑thirds of fuel costs through our yield management.

Our maintenance, material and repair expenses comprise light (line) and scheduled heavy (structural) maintenance of our aircraft. We record line maintenance and repair expenses as incurred. We capitalize structural maintenance for leased aircraft and amortize over the life of the maintenance cycle. Since the average age of our operating fleet was 10.4 years for 130 Boeing 737-700/800 aircraft as of December 31, 2019, and most of the parts on our aircraft are under multi-year warranties, our aircraft require a low level of maintenance and we, therefore, incur low maintenance expenses. Our aircraft are covered by warranties that have an average term of 48 months for products and parts and 12 years for structural components. We use our Aircraft Maintenance Center for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We believe that we have an advantage compared to industry peers in maintenance, materials and repairs expenses due to our in-house maintenance and we believe this will remain an advantage in the foreseeable future.

Our passenger service expenses are directly related to our passengers, which include baggage handling, ramp services and expenses due to interrupted flights.

Our sales and marketing expenses include commissions paid to travel agents, fees paid for our own and third‑party reservation systems and agents, fees paid to credit card companies and advertising. Our distribution costs are lower than those of other airlines in Brazil on a per available seat kilometer basis because a higher proportion of our customers purchase tickets from us directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. We generate around 90% of our consolidated sales through our website and API systems, including internet sales through travel agents. For these reasons, we believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will continue in the foreseeable future. Additionally, we have one of the lowest costs related to fraud and chargeback ratios in the industry on our e‑commerce platform.

Salaries, wages and benefits paid to our employees include annual cost of living adjustments and provisions made for our share-based compensation.

Aircraft, traffic and mileage servicing expenses include ground handling and the cost of airport facilities.

Depreciation and amortization expenses represent the use of assets acquired, internally developed or leased and accounted for as right-of-use, according to IFRS 16, as well as the capitalized maintenance of engines.

Other expenses comprise general and administrative expenses, purchased services, equipment rentals, passenger refreshments, communication costs, supplies, professional fees and gains or losses from early return of aircraft on finance leases.

Operating Segments

We have two operating segments:

•        flight transportation; and

•        loyalty program.

Our two segments have a number of transactions between each other, as the vast majority of miles redeemed under our loyalty program are exchanged for tickets in flights operated by GLA.

Following are certain accounting considerations under these transactions:

Net revenue: we eliminate a significant portion of the miles redeemed revenue when we consolidate GLA and Smiles, as they relate to tickets purchased by Smiles from GLA and we ultimately recognize revenue as passenger transportation in our flight transportation segment.

Costs: we eliminate a significant portion of redemption costs in the Smiles loyalty program segment when we consolidate GLA and Smiles as they relate to tickets purchased by Smiles from GLA that we ultimately record as flight transportation costs in our flight transportation segment.

Finance result: under the agreements between GLA and Smiles, Smiles makes certain advance ticket purchases at a financial discount, which we recognize as a financial expense in our flight transportation segment, and as financial income in our Smiles loyalty program segment, both of which are eliminated when we consolidate GLA and Smiles.

In October 2018, we announced to the market our intention to not renew our services agreement with Smiles beyond its current expiration in 2032. See “—Segment Results of Operations” for more information on our operating segments and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for more information on the agreements between GLA and Smiles.

Brazilian Macroeconomic Environment

As we are a Brazilian airline with primary operations in the Brazilian domestic market, we are affected by Brazilian macroeconomic conditions. Brazilian economic growth is an important indicator in determining our growth and our results of operations.

We are materially affected by currency fluctuations, especially in the U.S. dollar/real exchange rate. In 2019, 40.9% of our operating costs and expenses were denominated in, or linked to, U.S. dollars and, as such, were subject to exchange rate variations. We believe that our foreign exchange and fuel hedging programs partially protect us against short-term swings in the U.S. dollar/real exchange rate and in related fuel prices. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Exchange rate instability may materially and adversely affect us.”

Inflation also affects us and will likely continue to do so. In 2019, 51.1% of our operating costs and expenses were denominated in reais, and many of our suppliers and service providers generally increase their prices to reflect Brazilian inflation rates.

The following table sets forth data for real GDP growth, inflation, interest rates, the U.S. dollar selling rate and crude oil prices as of and for the periods indicated:

	December 31,
	2017	2018	2019
Real GDP growth	1.0%	1.1%	1.1%(*)
Inflation (IGP-M)(1)	(0.5)%	7.6%	7.3%
Inflation (IPCA)(2)	3.0%	3.8%	4.3%
CDI rate	7.0%	6.5%	4.4%
LIBOR rate(3)	1.7%	2.8%	1.9%
Appreciation (depreciation) of the real vs. U.S. dollar	(1.5)%	(17.1)%	(4.0)%
Period-end exchange rate—US$1.00	R$3.308	R$3.875	R$4.031
Average exchange rate—US$1.00(4)	R$3.193	R$3.656	R$3.945
Period-end West Texas intermediate crude (per barrel)	US$60.42	US$45.41	US$61.06
Period-end increase (decrease) in West Texas intermediate crude (per barrel)	12.4%	(24.8)%	34.5%
Average period West Texas Intermediate crude (per barrel)	US$50.85	US$64.90	US$57.03
Average period increase (decrease) in West Texas Intermediate crude (per barrel)	17.4%	27.6%	(12.1)%

_____________

(*) Estimated as of January 2020.

Sources: Fundação Getúlio Vargas, the Central Bank, IBGE and Bloomberg.

(1)     Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.

(2)     Inflation (IPCA) is a broad consumer price index measured by IBGE.

(3)     Three-month U.S. dollar LIBOR (London inter‑bank offer rate) as of the last date of the period.

(4)     Represents the average of the U.S. dollar selling rate in each year.

Critical Accounting Policies

Preparation of our consolidated financial statements in accordance with IFRS requires our management to adopt accounting policies and make estimates and judgments to determine certain amounts reported in our consolidated financial statements and related notes. We strive to maintain a process to review the application of our accounting policies and to evaluate the appropriateness of the estimates that are required to prepare our consolidated financial statements. We believe that our estimates and judgments are reasonable; however, actual results and the timing of recognition of such amounts could differ from those estimates. In addition, estimates routinely require adjustments based on changing circumstances and new or better information.

Critical accounting policies and estimates are those that are reflective of significant judgments and uncertainties, and potentially result in materially different outcomes under different assumptions and conditions. For a discussion of these and other accounting policies, see note 4 to our audited consolidated financial statements included elsewhere in this annual report.

Revenue Recognition – Expired Tickets

We initially defer tickets sold for passenger air travel as an “air traffic liability.” When the transportation is provided, we recognize passenger revenue and reduce the “air traffic liability.”

We also recognize “breakage” revenue, which corresponds to estimates of tickets sold that will expire unused. We establish the estimate at the date of scheduled travel based on the breakage rate in the last 24 months. We have consistently applied this accounting method since we adopted IFRS 15 on a retrospective basis.

If we change certain commercial policies, such as our ticketing policy, our refund, exchange and unused funds policy or our refundable and non-refundable fares policy, our estimates may change. Promotional fare activity, events leading to significant flight cancellations and the impact of the macroeconomic environment on customers’ spending behavior may also affect our estimates.

As with any estimates, actual expired tickets may vary from estimated amounts. Based on our experience and the data available to us when we make those estimates, we believe it is unlikely that our estimates for future expired tickets will materially change.

Following is a sensitivity analysis considering a decrease of 10% and 25% in breakage rates from expired tickets:

	10% variation	25% variation
	(in thousands of R$)
Change in revenue recognized in the year ended December 31, 2019	(12,336)	(30,841)
% as compared to total net revenue	0.09%	0.22%

Revenue Recognition – Mileage Program

The Smiles loyalty program is designed to build customer loyalty by granting mileage credits to members. We measure the obligation generated by issuing miles based on the price at which the miles were sold to Smiles’ air and non-air partners, which price we consider the fair value of the transaction. We recognize revenue upon redemption of the miles by members of the Smiles loyalty program and their exchange for awards with partners. Accordingly, we record gross revenue net of the respective direct variable costs in providing the relevant goods and services.

When members of the Smiles loyalty program exchange miles for our flight tickets, we recognize revenue upon provision of the transportation service.

Additionally, we recognize breakage revenue based on the estimate of miles that will expire unused. We apply this estimate to the miles issued in the period and record the corresponding breakage revenue.

The Smiles loyalty program policy provides for the cancellation of all miles in a member’s account after 36 months, with the exception of “gold” and “diamond” customers, whose mileage expiration periods are 48 and 120 months, respectively. Smiles Club miles are valid for 120 months. Smiles reviews its breakage rates estimates annually.

Following is a sensitivity analysis considering a decrease of 10% and 25% in breakage rates from expired miles:

	10% variation	25% variation
	(in thousands of R$)
Change in revenue recognized in the year ended December 31, 2019	(6,903)	(17,256)
% as compared to total net revenue	0.05%	0.12%

Provision for Aircraft and Engine Returns

Our aircraft and engine lease agreements specifically provide that we, as lessee, are responsible for maintenance of the leased aircraft and engines, and we must meet specified airframe and engine return conditions upon lease expiration.

With regards to our aircraft and engines return provision, in lease transactions without a purchase option, we are contractually required to return equipment with a predefined level of operational capability; as a result we recognize a provision based on the aircraft return costs as set forth in the agreement. We estimate the aircraft’s return provisions costs based on expenditures incurred in aircraft reconfiguration (interior and exterior), license and technical certification, painting and other costs, according to the return agreement. Engine return provisions are estimated based on an evaluation and minimum contractual conditions that the equipment should be returned to the lessor, considering not only the historical costs incurred, but also the equipment conditions at the time of the evaluation.

At the commencement date of the lease agreements, we record the estimated costs for return at present value, and increase the asset value with a corresponding entry in the provision for returns.

We update our provision for returns at least annually and adopt assumptions regarding the variation of the U.S. dollar/real exchange rate and our weighted average cost of capital. Any significant variation in these assumptions affects the corresponding provision balance. Following is a sensitivity analysis considering depreciation of the real and a decrease in our weighted average cost of capital of 10% and 25%:

	Current data	10% variation	25% variation
	(in thousands of R$)
Exchange rate U.S. dollar/real	4.031	4.434	5.038
Weighted average cost of capital	8.56%	7.70%	6.42%
Provision for returns	869,078	919,968	1,094,722
Change in provision for returns	-	50,890	225,644

We depreciate aircraft estimated costs over the term of the contract and engine estimated costs based on the number of “cycles” flown (a cycle comprises one take-off and landing). We have made a conversion of cycles into years based on both our historical and anticipated future utilization of aircraft. Subsequent revisions to these estimates, which can be significant, could result from changes in the utilization planning of the aircraft (actual cycles during a given period of time), governmental regulations relating to required maintenance and changes to our maintenance program. We evaluate these estimates and assumptions each reporting period and, when warranted, adjust them accordingly. We account for these adjustments on a prospective basis.

Intangible Assets – Goodwill and Slots

Goodwill. We have allocated goodwill raised through business combinations, for the purposes of impairment testing, to the cash-generating units to which they are linked. These cash-operating units are GLA and Smiles.

We test goodwill for impairment annually by comparing the carrying amount to the recoverable amount of the cash-generating unit, that has been measured on the basis of its value-in-use, by applying cash flow projections in the functional currency based on our approved business plan covering a five-year period followed by the long-term growth rate of 3.55%. The pre-tax discount rate applied to the cash flow projections was 12.20% for GLA’s cash-generating unit and 12.07% for the Smiles’ cash‑generating unit, as of December 31, 2019. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in our impairment evaluations are consistent with internal projections and operating plans.

Slots. Airport operating rights, which are called slots, acquired as part of the acquisition of VARIG and Webjet were capitalized at fair value at that date and are not amortized. Those rights are considered to have an indefinite useful life due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. We review the carrying values of the airport operating rights for impairment at each reporting date and these values are subject to impairment testing when events or changes in circumstances indicate that carrying values may not be recoverable.

For the period after five years, we apply extrapolation using a perpetual growth rate. We prepared the discounted cash flow for the value in use of the cash-generating units in accordance with our business plan as approved by our board of directors.

The main assumptions we consider to calculate the value in use of the cash-generating units are:

•        Capacity and fleet: considers the utilization and capacity of the aircraft used and the projection of the size of the fleet in operation;

•        Demand: market efficiency is the main input for our projected demand growth; our management considers that market efficiency is the ratio between our market share and our seat share and reflects how efficiently we employ our share of total market supply in our capture of demand for air transportation;

•        Revenue per passenger: considers the average price charged by GLA and the effects of market variables (see variables used below);

•        Operating costs associated with the business: based on historical costs and updated by indicators, including GDP, inflation and the supply/demand curve;

•        Estimated discount rate; and

•        Estimated U.S. dollar/real exchange rate.

Following is a sensitivity analysis considering scenarios of increases in the discount rate of 10% and 25%:

	Goodwill GLA	Goodwill Smiles	Airport operation rights
	(in thousands of R$)

Intangible assets - book value	325,381	216,921	1,038,900
Intangible assets - book value - UGC	3,615,949	161,669	3,615,949
Intangible assets - value in use	26,543,428	6,061,994	21,373,789

Intangible assets - discount rate	12.20%	12.07%	12.85%

10% variation	13.37%	13.29%	14.07%
Intangible assets - value in use	23,669,415	5,627,542	19,271,395
Change in value in use	(2,874,013)	(434,452)	(2,102,394)

25% variation	15.13%	15.13%	15.89%
Intangible assets - value in use	20,157,425	5,109,292	16,735,128
Change in value in use	(6,386,003)	(952,702)	(4,638,661)

Derivative Financial Instruments

We account for derivative financial instruments in accordance with IFRS 9. In executing our risk management program, management uses a variety of financial instruments to protect against sharp changes in market prices and to mitigate the volatility of our expenditures related to these prices. We do not hold or issue derivative financial instruments for speculative purposes.

We initially recognize derivative financial instruments not designated as hedge accounting at fair value and subsequently record the change in fair value in profit or loss, unless the derivative meets the strict criteria for cash flow hedge accounting.

For hedge accounting purposes, we classify the hedge instrument as (i) a cash flow hedge when it protects against exposure to fluctuations in cash flows that are attributable to a particular risk associated with an asset or liability recognized regarding an operation that is highly likely to occur or to an exchange rate risk for an unrecognized firm commitment, and (ii) a fair value hedge when it protects from the results of a change in the fair value of a recognized liability, or a part thereof, that could be attributed to exchange risk.

At the beginning of a hedge transaction, we designate and formally document the item covered by the hedge, as well as the objective of the hedge and the risk policies strategy. Documentation includes identification of the hedge instrument, the item or transaction to be protected, the nature of the risk to be hedged and how the entity will determine the effectiveness of the hedge instrument in offsetting exposure to variations in the fair value of the item covered or the cash flows attributable to the risk covered. We perform the foregoing with a view to ensuring that these hedge instruments will be effective in offsetting the changes in fair value or cash flows, and we appraise them on a quarterly basis to determine if they have been effective throughout the entire period for which they have been designated.

We transfer amounts classified in equity to profit or loss each period in which the hedged transaction affects profit or loss. If the hedged item is the cost of non-financial asset, we transfer the amounts classified in equity to the initial carrying amount of the non-financial asset.

If the forecast transaction is no longer expected to occur, we transfer amounts previously recognized in equity to profit or loss. If the designation as a hedge is revoked, amounts previously recognized in equity are recognized in profit or loss.

We measure on a quarterly basis the effectiveness of the hedge instruments in offsetting changes in prices. The effectiveness is based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items. We classify the balance of the actual fluctuations in the fair values of the derivatives in equity and we recognize the ineffective gains or losses in profit or loss, until the revenue recognition or hedged expense under the same item of profit or loss in which the item is recognized.

Hedge accounting is likely to be discontinued prospectively when (i) we cancel the hedge relationship, (ii) the derivative instrument matures or is sold, terminated or executed, (iii) the hedged object is unlikely to be realized or (iv) it no longer qualifies as hedge accounting. If an operation is discontinued, we immediately recognize any gains or losses previously recognized under other comprehensive income (loss) and accrued in equity until that date in profit or loss for the year.

In 2019, we adopted cash flow hedge accounting as a hedge for future foreign currency revenues, which are considered highly probable in our recurring sales in U.S. dollars, mainly as a result of international routes in South, Central and North America. With the adoption of hedge accounting, we will accumulate foreign exchange gains and losses arising from lease agreements (hedge instrument) in equity, appropriated to our results upon the realization of the income from sales in U.S. dollars.

In addition, in 2019, as a consequence of the issuance of the exchangeable senior notes, we had an embedded derivative recognized in our indebtedness balance. In connection with the issuance of the exchangeable senior notes, we entered into cash-settled private capped call transactions with affiliates of certain of the initial purchasers of the exchangeable senior notes. The purpose of the capped call transactions is to reduce the potential dilution of GLAI’s preferred shares and the ADSs.

A sensitivity analysis is provided considering a worse scenario of variation of 10% and 25% for the main assumptions linked to the Company’s derivatives and hedging activities, as set forth below:

	Derivatives					Non-derivatives
	Fuel	Interest rate risk	Foreign currency risk	Capped calls	Exchangeable senior notes	Revenue hedge	Total
	(in thousands of R$)
As disclosed:
Derivative assets (liabilities) as of December 31, 2019	(20,350)	-	3,500	143,969	(626,557)	-	(499,438)
Other comprehensive income as of December 31, 2019	(53,243)	(311,364)	-	-	-	(165,436)	(530,043)

Interest rate - LIBOR	-	1.798%	-	-	-	-	-
QAV price	-	-	-	-	-	-	-
WTI price	61.06	-	-	-	-	-	-
USD exchange rate	4.031	-	4.031	4.031	4.031	4.031	-
Company’s share	-	-	-	18.08	18.08	-	-

10% variation:
Interest rate - LIBOR	-	1.618%	-	-	-	-	-
QAV price	-	-	-	-	-	-	-
WTI price	54.95	-	-	-	-	-	-
USD exchange rate	3.628	-	3.628	3.628	3.628	3.628	-
Company’s share	-	-	-	16.27	16.27	-	-

Derivative assets (liabilities) as of December 31, 2019	(150,448)	-	150	113,760	(473,250)	-	(509,787)
Other comprehensive income as of December 31, 2019	(167,214)	(311,364)	-	-	-	(331,776)	(810,354)

25% variation:
Interest rate - LIBOR	-	1.348%	-	-	-	-	-
QAV price	-	-	-	-	-	-	-
WTI price	45.80	-	-	-	-	-	-
USD exchange rate	3.023	-	3.023	3.023	3.023	3.023	-
Company’s share	-	-	-	13.56	13.56	-	-

Derivative assets (liabilities) as of December 31, 2019	(293,780)	-	-	75,116	(284,911)		(503,576)
Other comprehensive income as of December 31, 2019	(292,253)	(311,364)	-	-	-	(829,482)	(1,433,099)

Results of Operations

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Demand in the Brazilian airline market, as measured by RPK, increased by 0.8% in 2019, as compared to 2018, while capacity in Brazil, as measured by ASK, decreased by 1.0% in the same period.

The following table sets forth domestic and international industry capacity and demand for the periods indicated:

Industry Capacity and Demand(1)	2018	2019	Change
Available Seat Kilometers – ASK (millions)	169.8	168.0	(1.1)%
Domestic	118.0	116.8	(1.0)%
International	51.8	51.2	(1.2)%
Revenue Passenger Kilometers – RPK (millions)	138.7	139.9	0.9%
Domestic	95.9	96.7	0.8%
International	42.7	43.2	1.2%
Load Factor	81.7%	83.3%	2.0 p.p.
Domestic	81.3%	82.7%	1.7 p.p.
International	82.4%	84.4%	2.4 p.p.

_____________

Source: ANAC.

(1)     Considering only Brazilian companies.

In 2019, our total capacity increased 6.3% and total demand increased 9.0%, as compared to 2018, resulting in a total load factor of 82.0%, as compared to 80.0% in 2018. Our PRASK increased 15.7% in 2019, as compared to 2018, due to a combination of a 12.9% yield increase and an increase of 2.0 percentage points in load factor.

In 2019, our domestic capacity increased 3.5% as compared to 2018, while domestic demand increased by 6.2%, leading to a domestic load factor of 82.9%, 2.1 percentage points higher than in 2018. Also in 2019, our international capacity increased 27.3% as compared to 2018, while international demand increased 31.6%, leading to an international load factor of 76.3%, 2.4 percentage points higher than in 2018.

The following table sets forth our domestic and international capacity and demand for the periods indicated:

GOL Capacity and Demand	2018	2019	Change (%)
Available Seat Kilometers – ASK (millions)	48,058	51,065	6.3%
Domestic	42,428	43,897	3.5%
International	5,630	7,168	27.3%
Revenue Passenger Kilometers – RPK (millions)	38,424	41,863	9.0%
Domestic	34,266	36,391	6.2%
International	4,158	5,472	31.6%
Load Factor	80.0%	82.0%	2.0 p.p.
Domestic	80.8%	82.9%	2.1 p.p.
International	73.9%	76.3%	2.4 p.p.

_____________

Source: ANAC.

Our comprehensive operational and financial repositioning, which we began in late 2017, continued to show its full impact in 2019, although it was partially offset by increased depreciation expenses and the depreciation of the real against the U.S. dollar. A combination of our ability to increase revenue through yield raise and ancillary revenues and cost control through operational productivity resulted in an operating margin of 15.4% in 2019, which is 3.1 percentage points higher than in 2018. The following table sets forth certain data from our results of operations for the periods indicated:

	Year ended December 31,
	2018	2019
	(in millions of R$)
Net revenue
Passenger	10,633.5	13,077.7
Mileage program, cargo and other	777.9	787.0
Net revenue	11,411.4	13,864.7
Salaries, wages and benefits	(1,903.9)	(2,361.3)
Aircraft fuel	(3,867.7)	(4,047.3)
Aircraft rent(1)	(1,112.8)	-
Landing fees	(743.4)	(759.8)
Aircraft, traffic and mileage servicing	(613.8)	(707.4)
Passenger service expenses	(474.1)	(578.7)
Sales and marketing	(582.0)	(670.4)
Maintenance, materials and repairs	(570.3)	(569.2)
Depreciation and amortization(1)	(668.5)	(1,728.0)
Other income (expenses), net	524.7	(309.9)
Total operating costs and expenses	(10,011.8)	(11,732.0)
Equity pick up method	0.4	0.1
Income before financial income (expense), net and income taxes	1,400.0	2,132.7
Financial income	259.7	389.6
Financial expense	(1,061.1)	(1,748.3)
Income before exchange rate variation, net	598.6	774.0
Exchange rate variation, net	(1,081.2)	(385.1)
Income (loss) before income taxes	(482.6)	388.9
Income taxes	(297.1)	(209.6)
Net income (loss)	(779.7)	179.3

_____________

(1)     We adopted IFRS 16 on January 1, 2019 using the modified retrospective method and we did not restate our financial information for the years ended December 31, 2017 and 2018 for comparative purposes. For more information, see “—B. Liquidity and Capital Resources—Recent Accounting Pronouncements” and note 19 to our audited consolidated financial statements included elsewhere in this annual report.

Net Revenue

Net revenue increased 21.5%, from R$11,411.4 million in 2018 to R$13,864.7 million in 2019. On a unit basis, RASK increased 14.3%, from R$23.75 cents in 2018 to R$27.15 cents in 2019. This was due to higher yields and an increase in cargo, loyalty program and other ancillary revenues.

The following table sets forth a breakdown of our net revenue for the periods indicated:

	Year ended December 31,
	2018	2019	Change %
	(in thousands of R$)
Total net revenue	11,411.4	13,864.7	21.5%
Passenger	10,633.5	13,077.7	23.0%
Mileage program, cargo and other	777.9	787.0	1.2%

Operating Costs and Expenses

Operating costs and expenses increased 17.2%, from R$10,011.8 million in 2018 to R$11,732.0 million in 2019, mainly due to increase in salaries, wages and benefits, depreciation, sales and marketing expenses and the depreciation of the real against the U.S. dollar, which adversely affects us by increasing our operating costs and expenses denominated in U.S. dollars.

The following table sets forth a breakdown our operating costs and expenses for the periods indicated:

	Year ended December 31,
	2018	2019	Change %
	(in thousands of R$)
Salaries, wages and benefits	(1,903.9)	(2,361.3)	24.0%
Aircraft fuel	(3,867.7)	(4,047.3)	4.6%
Aircraft rent(1)	(1,112.8)	-	n.m.(*)
Landing fees	(743.4)	(759.8)	2.2%
Aircraft, traffic and mileage servicing	(613.8)	(707.4)	15.2%
Passenger service expenses	(474.1)	(578.7)	22.1%
Sales and marketing	(582.0)	(670.4)	15.2%
Maintenance, materials and repairs	(570.3)	(569.2)	(0.2)%
Depreciation and amortization(1)	(668.5)	(1,728.0)	158.5%
Other income (expenses), net	524.7	(309.9)	(159.1)%
Total operating costs and expenses	(10,011.8)	(11,732.0)	17.2%

_____________

(*)     Not meaningful.

(1)     We adopted IFRS 16 on January 1, 2019 using the modified retrospective method and we did not restate our financial information for the years ended December 31, 2017 and 2018 for comparative purposes. For more information, see “—B. Liquidity and Capital Resources—Recent Accounting Pronouncements” and note 19 to our audited consolidated financial statements included elsewhere in this annual report.

On a per unit basis, our CASK increased 10.3%, from R$20.83 cents in 2018 to R$22.97 cents in 2019, CASK ex-fuel increased 17.8%, from R$12.78 cents in 2018 to R$15.05 cents in 2019, mainly due the non-recurring positive result from the sale of aircraft in sale and leaseback transactions in 2018 and higher depreciation in 2019 due to a lower term for capitalized engine maintenance, 16 aircraft incorporated to the fleet and our adoption of IFRS 16 as of January 1, 2019.

The following table sets forth certain of our CASK components for the periods indicated:

	Year ended December 31,
Operating Costs and Expenses per Available Seat Kilometer	2018	2019	Change %
	(in cents of reais, except percentages)
Salaries, wages and benefits	3.96	4.62	16.7%
Aircraft fuel	8.05	7.93	(1.5)%
Aircraft rent(1)	2.32	-	n.m.(*)
Landing fees	1.55	1.49	(3.9)%
Aircraft, traffic and mileage servicing	1.28	1.39	8.6%
Passenger service expenses	0.99	1.13	14.1%
Sales and marketing	1.21	1.31	8.3%
Maintenance, materials and repairs	1.19	1.11	(6.7)%
Depreciation and amortization(1)	1.39	3.38	143.2%
Other income (expenses), net	(1.09)	0.61	(156.0)%
CASK	20.83	22.97	10.3%
CASK ex-fuel	12.78	15.05	17.8%
CASK ex-fuel, adjusted(2)	14.14	15.06	6.5%

_____________

(*)     Not meaningful.

(1)     We adopted IFRS 16 on January 1, 2019 using the modified retrospective method and we did not restate our financial information for the years ended December 31, 2017 and 2018 for comparative purposes. For more information, see “—Recent Accounting Pronouncements” and note 19 to our audited consolidated financial statements included elsewhere in this annual report.

(2)     Excluding results of sale and leaseback transactions.

Salaries, wages and benefits increased 24.0%, from R$1,903.9 million in 2018 to R$2,361.3 million in 2019, mainly due to return of the federal payroll tax rates from 0% to 20%, an increase in operating hours, an increase in employee wages considering inflation adjustments and an increase in the number of employees for expansion of operations, routes and bases. Salaries per available seat kilometer increased 16.7%. We had 16,222 full-time employees as of December 31, 2019, representing a 6.3% increase as compared to December 31, 2018.

Aircraft fuel expenses increased 4.6%, from R$3,867.7 million in 2018 to R$4,047.3 million in 2019, due to a 5.1% increase in fuel consumption and a 7.9% appreciation of the U.S. dollar against the real, which effect was partially offset by the reduction in ICMS average tax rate on jet fuel and a 4.1% decrease in the price per liter of fuel from R$2.91 per liter in 2018 to R$2.79 per liter in 2019. Aircraft fuel expenses per available seat kilometer decreased 1.5%.

In 2019, we recorded no aircraft rent expenses due to the adoption of IFRS 16.

Landing fees increased 2.2%, from R$743.4 million in 2018 to R$759.8 million in 2019, mainly due to an increase in landing and navigation fees in the domestic market by several airport administrators. Landing fees per available seat kilometer decreased 3.9%.

Aircraft, traffic and mileage servicing expenses increased 15.2%, from R$613.8 million in 2018 to R$707.4 million in 2019, mainly due to an increase in the volume of international passengers transported, the impact of the appreciation of the U.S. dollar on services provided by international suppliers and an increase in advisory and legal consulting and information technology services expenses. Aircraft, traffic and mileage servicing expenses per available seat kilometer increased 8.6%.

Passenger service expenses increased 22.1%, from R$474.1 million in 2018 to R$578.7 million in 2019, mainly due to an increase in ticket reimbursements and accommodation costs, as well as an increase in rates charged by ramp services suppliers. Passenger service expenses per available seat kilometer increased 14.1%.

Sales and marketing expenses increased 15.2%, from R$582.0 million in 2018 to R$670.4 million in 2019, due to marketing campaigns and an increase in sales incentives and credit card fees as a result of our increased sales. Sales and marketing expenses per available seat kilometer increased 8.3%.

Maintenance, materials and repairs expenses decreased 0.2%, from R$570.3 million in 2018 to R$569.2 million in 2019, mainly due to a decrease in aircraft redeliveries. Maintenance, materials and repairs expenses per available seat kilometer decreased 6.7%.

Depreciation and amortization expenses increased 158.5%, from R$668.5 million in 2018 to R$1,728.0 million in 2019, mainly due to the adoption of IFRS 16, our incorporation of 16 aircraft into our fleet and a reduction in the depreciation term for capitalized engine maintenance. Depreciation and amortization expenses per available seat kilometer increased 143.2%.

Other income (expenses), net changed from an income of R$524.7 million in 2018 to an expense of R$309.9 million in 2019, mainly due to a non-recurring positive result from the return and sale of aircraft, including under financial leases and sale and leaseback transactions in 2018. Other income (expenses), net per available seat kilometer changed from an income of R$1.09 cents to an expense of R$0.61 cents.

Net Financial Expense

In 2018, we had a net financial expense of R$1,882.6 million, as compared to a net financial expense of R$1,743.8 million in 2019, primarily due to an increase in returns on our short-term investments and a decrease in net losses on our derivative results and in exchange rate losses due to the adoption of hedge accounting in 2019 that registered exchange rate variation under other comprehensive income (loss) in equity, which effect was partially offset by the increase in interest expenses on a R$1.0 billion higher basis of indebtedness and losses on the exchangeable senior notes and related capped call transactions and lease interest losses as a result of our adoption of IFRS 16.

The following table sets forth the breakdown of our net financial expense in the periods presented:

	Year ended December 31,
	2018	2019	Change %
	(in thousands of R$)
Interest on short and long-term indebtedness	(710.8)	(778.6)	9.5%
Interest on lease operations(1)	-	(488.3)	n.m.(*)
Exchange rate variation, net	(1,081.2)	(385.1)	(64.4)%
Derivative results, net	(33.8)	(2.1)	(93.8)%
Income from short-term investments	161.2	225.5	39.9%
Results from exchangeable senior notes and capped calls(2)	-	(7.1)	n.m.(*)
Other financial expenses, net(3)	(218.0)	(308.2)	41.4%
Net financial expense	(1,882.6)	(1,743.8)	(7.4)%

_____________

(*)     Not meaningful.

(1)     Amounts related to present value adjustments of the right of use from our initial adoption of IFRS 16 on January 1, 2019. For more information, see “—Recent Accounting Pronouncements” and note 19 to our audited consolidated financial statements included elsewhere in this annual report.

(2)     Comprises unrealized gains and conversion rights from the exchangeable senior notes and losses on the related capped call transactions.

(3)     Comprises monetary variations, interest income, banking charges and fees, taxes on financial income and others.

Interest expenses on short and long-term indebtedness increased 9.5% from R$710.8 million in 2018 to R$778.6 million in 2019, mainly due to an average total indebtedness approximately R$1.0 billion higher than in 2018, the appreciation of the U.S. dollar against the real, which increased the amount in reais required to service our indebtedness denominated in U.S. dollars, which effect was partially offset by a reduction in the average interest rate. As of December 31, 2018, we had R$7,084.5 million in total indebtedness outstanding and, as of December 31, 2019, we had R$8,409.8 million in total indebtedness outstanding.

Exchange rate variation expense decreased from R$1,081.2 million in 2018 to R$385.1 million in 2019, mainly due to the hedge accounting that we adopted in 2019, covering 50 lease agreements with a total (notional) volume of R$928.0 million, which we recorded as R$165.4 million in other comprehensive income (loss) in equity, which effect was partially offset by the appreciation of the U.S. dollar against the real.

In 2018, we recorded a derivatives loss of R$33.8 million, as compared to a derivatives loss of R$2.1 million in 2019, mainly due to a decrease in the price of oil which we cover through hedge operations.

Other financial expenses, net increased from R$218.0 million in 2018 to R$308.2 million in 2019.

Income Taxes

Income tax expense was R$297.1 million in 2018, as compared to an expense of R$209.6 million in 2019, mainly due to tax credits and a non-recurring deferred income tax liability in 2018 in Smiles.

Net Income (Loss)

As a result of the foregoing, we had a net loss R$779.7 million in 2018, as compared to net income of R$179.3 million in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

For this discussion, see our annual report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC on March 13, 2019.

Segment Results of Operations

We have two operating segments:

•        Flight transportation; and

•        Smiles loyalty program.

For more information on our segments, see note 32 to our audited consolidated financial statements included elsewhere in this annual report.

Flight Transportation Segment Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Operating Revenue

Passenger revenue increased 23.5%, from R$10,199.1 million in 2018 to R$12,592.0 million in 2019, primarily due to an increase in demand and yields.

Cargo and other revenue increased 9.8%, from R$422.4 million in 2018 to R$463.7 million in 2019.

Operating Costs and Expenses

Operating costs and expenses increased 17.2%, from R$9,926.3 million in 2018 to R$11,634.4 million in 2019, primarily due to an increase in salaries, wages and benefits, depreciation and other expenses and reflecting the effect of the depreciation of the real against the U.S. dollar.

Net Financial Expense

Net financial expense decreased R$233.7 million, from a net financial expense of R$2,104.1 million in 2018 to a net financial expense of R$1,870.3 million in 2019, mainly due to losses on the exchangeable notes and related capped call transactions, which effect was partially offset by an increase in foreign exchange rate loss in 2019.

Income Taxes

Income tax expense was R$7.7 million in 2018 and R$36.9 million in 2019, mainly due to recognition of deferred taxes in 2018.

Net Loss

As a result of the foregoing, our flight transportation segment had a net loss of R$117.3 million in 2019, as compared to a net loss of R$1,085.4 million in 2018.

Smiles Loyalty Program Segment Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Operating Revenue

Smiles’ operating revenue mainly derives from redemptions, which are recognized when customers exchange their miles for flight tickets, goods or services from Smiles’ airline and commercial partners. Operating revenue also includes breakage and miles that expired without being used.

The following table sets forth Smiles’ operating revenue for the periods indicated:

	Year ended December 31,
	2018	2019	Change %
	(in millions of R$, except percentages)
Miles redemption revenue	806.4	866.9	7.5%
Breakage revenue	258.3	262.0	1.4%
Other revenue	20.8	24.5	17.8%
Taxes on revenue	(98.1)	(102.3)	4.4%
Total operating revenue	987.4	1,051.1	6.5%

Miles redemption revenue increased 7.5%, from R$806.4 million in 2018 to R$866.9 million in 2019, driven by an increase in miles redeemed. In 2019, the miles burn/earn ratio, which is the ratio between the number of miles redeemed and accrued, was 85.2%.

Breakage revenue, derived from the expected expiration of miles and miles expired, increased 1.4% from R$258.3 million in 2018 to R$262.0 million in 2019.

Other revenue, comprised mainly of cancellation fees, fees related to co-branded credit cards and management fees from Smiles’ loyalty program, increased 17.8%, from R$20.8 million in 2018 to R$24.5 million in 2019.

Operating Costs and Expenses

Operating costs and expenses increased 16.2%, from R$245.5 million in 2018 to R$285.3 million in 2019, mainly due to an increase in costs related to depreciation and amortization and commercial expenses, as well as an increase in salaries, wages and benefits expenses.

		Year ended December 31,
	2018	2019	Change %
	(in millions of R$, except percentages)
Operating costs and expenses	(245.5)	(285.3)	16.2%
Salaries, wages and benefits	(82.3)	(91.3)	10.9%
Mileage servicing	(107.5)	(128.6)	19.6%
Sales and marketing	(74.3)	(82.9)	11.6%
Depreciation and amortization	(17.4)	(26.9)	54.6%
Other costs and expenses, net	36.0	44.4	23.3%

Net Financial Income

Smiles’ net financial income decreased 43.2%, from R$221.5 million in 2018 to R$125.8 million in 2019, mainly due to a decrease in interest rates, which decreased Smiles’ return on investments, and recognition in 2018 of R$53.9 million in financial income as a result of the cash and interest restatement on tax credits, which did not occur in 2019.

	Year ended December 31,
	2018	2019	Change %
	(in thousands of R$, except percentages)
Financial income, net	221.5	125.8	(43.2)%
Financial income	220.6	125.4	(43.2)%
Financial expenses	(2.3)	(4.3)	87.0%
Exchange rate variation, net	3.2	4.7	46.9%

Income Taxes

Income tax expense was R$317.7 million in 2018 and R$265.0 million in 2019.

Net Income

As a result of the foregoing, our Smiles loyalty program segment had a net income of R$626.7 million in 2019, as compared to a net income of R$645.8 million in 2018, representing a decrease of 3.0%, or R$19.1 million.

Flight Transportation Segment Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

For this discussion, see our annual report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC on March 13, 2019.

Smiles Loyalty Program Segment Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

For this discussion, see our annual report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC on March 13, 2019.

B.     Liquidity and Capital Resources

Cash Flows

Operating Activities. We had net cash flows from operating activities of R$2,081.9 million in 2018, as compared to R$2,461.1 million in 2019, primarily due to an increase in net revenue and initiatives that strengthened our working capital.

Investing Activities. We had net cash flows used in investing activities of R$1,587.3 million in 2018, as compared to R$754.6 million in 2019, primarily due to amounts received from aircraft sales and lower pre-delivery payments related to aircraft acquisitions in 2019, as well as cash inflows from restricted cash of R$377.8 million in the year ended December 31, 2019, as compared to outflows of R$548.9 million in the year ended December 31, 2018, which effect was partially offset by an increase in Smiles’ financial investments.

Financing Activities. We had net cash flows used in financing activities of R$892.2 million in 2019, as compared to net cash flows used in financing activities of R$753.2 million in 2018, mainly due to payments on our indebtedness, including in the tender offer conducted by GOL Finance for its outstanding 8.875% notes due 2022, partially offset by cash flows from new financings.

Liquidity

In managing our liquidity, we take into account our cash and cash equivalents, short-term investments and long-term restricted cash, as well as our accounts receivable balance. Our accounts receivable balance is affected by the payment terms of our credit card receivables, which can be readily converted into cash through factoring transactions. Our customers can purchase seats on our flights using a credit card and pay in installments, typically creating a one or two month lag between the time that we pay our suppliers and expenses and the time that we receive payment for our ticket sales. When necessary, we obtain working capital loans, which can be secured by our receivables, to finance the sale-to-cash collection cycle.

Our total liquidity, which we calculate as the sum of cash and cash equivalents, short-term investments, restricted cash and accounts receivable, as of December 31, 2019, was R$4,273.0 million and equivalent to 30.8% of our total net revenue.

The following table sets forth certain key liquidity data as of the dates indicated:

	As of December 31,
	2018	2019
	(in millions of R$)
Real denominated	1,867.5	3,034.8
Cash and cash equivalents, short-term investments and short and long-term restricted cash	1,162.7	2,007.7
Short-term receivables	704.8	1,027.1
Foreign exchange denominated	1,112.5	1,238.2
Cash and cash equivalents and short-term investments	964.0	1,035.8
Short-term receivables	148.5	202.4
Total	2,980.0	4,273.0

As of December 31, 2019, our cash and cash equivalents, short-term investments and restricted cash totaled R$3,043.5 million, comprising R$1,645.4 million in cash and cash equivalents, R$953.8 million in short-term investments and R$444.3 million in restricted cash.

Indebtedness

The following table sets forth our total indebtedness as of the dates indicated:

	As of December 31,
	2018	2019
	(in millions of R$)
Loans and financing	5,797.6	7,773.3
Aircraft finance lease	640.7	-
Interest accrued	132.9	89.7
Perpetual notes	513.3	546.8
Total indebtedness	7,084.5	8,409.8

Our total indebtedness was affected by depreciation of the real against the U.S. dollar, which effect was partially offset by GOL Finance’s tender offer for its outstanding 8.875% notes due 2022. In March 2019, we issued US$300.0 million in principal amount of exchangeable senior notes, maturing in 2024, with interest of 3.75% per annum with further issuances of US$45.0 million and US$80.0 million in principal amount in April and July 2019, respectively. This issuance received the “2019 Americas Equity Deal of the Year” award from the Airline Economics Aviation 100 Awards.

Loans and Financing

The following tables set forth our short-term and long-term indebtedness by type of financing as of the dates indicated:

	As of December 31,
	2018	2019
Short-term indebtedness (including short-term portion of long-term indebtedness)	(in millions of R$)
Local currency	289.0	289.4
Debentures VII(1)	289.0	289.4
Foreign currency (U.S. dollars)	934.4	2,253.6
Senior notes(2)	86.3	87.7
Import financing(3)	503.9	664.0
Engine facility(4)	173.4	198.4
Exchangeable senior notes(5)	-	29.4
Finance guaranteed by engines(6)	13.1	31.7
Term loan(7)	25.3	1,229.6
Perpetual notes(8)	12.3	12.8
Finance lease(9)	120.1	-
Total short-term indebtedness	1,223.3	2,543.0
Long-term indebtedness
Local currency	578.0	289.3
Debentures VII(1)	578.0	289.3
Foreign currency (U.S. dollars)	5,283.2	5,577.5
Senior notes(2)	2,791.7	2,861.7
Engine facility(4)	189.9	277.5
Exchangeable senior notes(5)	-	1,753.5
Finance guaranteed by engines(6)	120.6	150.9
Term loan(7)	1,147.2	-
Perpetual notes(8)	513.3	533.9
Finance lease(9)	520.5	-
Total long-term indebtedness	5,861.1	5,866.8
Total indebtedness	7,084.5	8,409.8

_____________

(1)     Issuance of 88,750 debentures by GLA on October 22, 2018 for early settlement of the Debentures VI.

(2)     The balance amount as of December 31, 2019 comprises 8.875% senior notes due 2022, which we redeemed in whole on March 23, 2020, and 7.000% senior notes due 2025, in each case issued by GOL Finance. For a detailed break-down, see note 18 to our audited consolidated financial statements included elsewhere in this annual report.

(3)     Credit line of import financing for our purchase of spare parts and aircraft equipment.

(4)     Credit lines raised with private banks.

(5)     Issuance of exchangeable senior notes in March, April and July 2019 in an aggregate principal amount of US$425.0 million. For further details, see note 18.1.1 to our audited consolidated financial statements included elsewhere in this annual report.

(6)     Loans entered into in June 2018 in which five engines are granted as collateral. The interest rates negotiated were from LIBOR 6m+2.35% per annum to LIBOR 6m+4.25% per annum.

(7)     Term loan issued by GOL Finance in 2015, in a principal amount of US$300.0 million with an effective interest rate of 6.7% per annum and a backstop guarantee from Delta Air Lines. For additional information, see note 18 to our audited consolidated financial statements included elsewhere in this annual report.

(8)     Issuance of perpetual notes by GOL Finance in April 2006 to finance aircraft purchases and repayments of loans.

(9)     We adopted IFRS 16 on January 1, 2019 using the modified retrospective method and we did not restate our financial information for the years ended December 31, 2017 and 2018 for comparative purposes. For more information, see “—Recent Accounting Pronouncements” and note 19 to our audited consolidated financial statements included elsewhere in this annual report.

The following table sets forth the maturities and interest rates of our indebtedness as of December 31, 2019:

	Maturity	Interest per annum.	Currency
Debentures VII	September 2021	120.00% of CDI	Real
Engine facility	September 2024	2.75%	U.S. dollar
Import financing	November 2020	5.32%	U.S. dollar
Exchangeable senior notes 2024	July 2024	3.75%	U.S. dollar
Finance guaranteed by engines	December 2026	5.16%	U.S. dollar
Term loan	August 2020	6.70%	U.S. dollar
Senior notes 2022(1)	January 2022	9.24%	U.S. dollar
Senior notes 2025	January 2025	7.09%	U.S. dollar
Perpetual notes	-	8.75%	U.S. dollar

_____________

(1)     Redeemed in whole on March 23, 2020.

The following table sets forth our payment schedule, in nominal amounts, as of December 31, 2019, in millions of reais, for our short-term and long-term loans and financing:

	2020	2021	2022	2023	2024	Thereafter	Without maturity	Total
Real denominated
Debentures VII	289.4	289.3	-	-	-	-	-	578.7
U.S. dollar denominated
Engine facility	198.4	95.6	17.7	17.7	146.5	-	-	475.9
Exchangeable senior notes	29.4	-	-	-	1,753.5	-	-	1,782.9
Import financing	664.0	-	-	-	-	-	-	664.0
Term loan	1,229.6	-	-	-	-	-	-	1,229.6
Finance guaranteed by engines	31.7	18.4	19	19.8	20.5	73.2	-	182.6
Senior notes 2022(1)	12.1	-	313.2	-	-	-	-	325.3
Senior notes 2025	75.6	-	-	-	-	2,548.5	-	2,624.1
Perpetual notes	12.8	-	-	-	-	-	533.9	546.7
Total	2,543.0	403.3	349.9	37.5	1,920.5	2,621.7	533.9	8,409.8

_____________

(1)     Redeemed in whole on March 23, 2020.

Our total short-term indebtedness, as of December 31, 2019, was of R$2,543.0 million, comprising interest accrued of R$89.7 million and loans of R$2,453.3 million. Our total long-term indebtedness was of R$5,866.8 million, comprising R$533.9 million in perpetual notes and R$5,332.9 million in loans.

For more information on our indebtedness, see note 18 to our audited consolidated financial statements included elsewhere in this annual report.

Leases

We adopted IFRS 16 on January 1, 2019 using the modified retrospective method and we did not restate our financial information for the years ended December 31, 2017 and 2018 for comparative purposes. Upon adoption of IFRS 16, we recorded 120 aircraft lease agreements and 14 non-aircraft lease agreements as right-of-use. For more information, see “—Recent Accounting Pronouncements” and note 19 to our audited consolidated financial statements included elsewhere in this annual report.

The following table sets forth our short-term and long-term lease as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
Short-term lease	(in millions of R$)
Local currency	-	21.8
Right of use leases without purchase option	-	21.8
Foreign currency (U.S. dollars)	255.9	1,382.9
Right of use leases with purchase option	120.1	128.9
Right of use leases without purchase option	-	1,254.0
Other leases	135.8	-
Total short-term indebtedness	255.9	1,404.7
Long-term lease
Local currency	-	23.0
Right of use leases without purchase option	-	23.0
Foreign currency (U.S. dollars)	656.2	4,625.0
Right of use leases with purchase option	520.5	419.9
Right of use leases without purchase option	-	4,205.1
Other leases	135.7	-
Total long-term lease	656.2	4,648.0
Total lease	912.1	6,052.7

Our total short-term lease, as of December 31, 2019, was R$1,404.7 million, comprising interest accrued of R$479.2 million and lease of R$925.5 million. Our total long-term lease was R$4,648.0 million.

For more information on our lease balances, see note 19 to our audited consolidated financial statements included elsewhere annual report.

Covenant Compliance

Our long-term financings (excluding our perpetual notes and finance leases) are subject to restrictive covenants, and our term loan and Debentures VII have restrictions that require us to comply with specific liquidity and interest expense coverage ratios. As of December 31, 2019, we were in compliance with all of our covenants.

According to our term loan, we must make deposits in case we reach contractual limits of our U.S. dollar denominated or linked indebtedness. As of December 31, 2019, we had no obligation to make these deposits.

Capital Resources

We typically finance our aircraft through leases. Although we expect that lease financings will be available for our future aircraft deliveries, we cannot assure you that we will be able to secure financings on terms attractive to us, if at all. To the extent we cannot secure financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to continue to require working capital investment due to the use of credit card installment payments by our customers. We expect to meet our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by short-term credit lines.

As of December 31, 2019, we had 129 firm Boeing 737 MAX aircraft orders representing commitments of R$65,779.9 million (US$16,319.7 million) for deliveries through 2028. In March 2020, we reached an agreement regarding compensation for the grounding of the Boeing 737 MAX aircraft and order book restructuring with Boeing, which contemplates certain changes to our payment schedules and deferrals of our purchase orders for 2020, 2021 and 2022 by 14, 20 and 13 aircraft, respectively, as well as termination of 34 purchase orders, all in order to provide us with flexibility to implement our fleet requirements.

We expect to meet our pre-delivery deposits by using long-term loans from private financial institutions guaranteed by first tier financial institutions and capital markets financing, including long-term and perpetual notes as well as sale-leaseback transactions.

We meet our payment obligations relating to aircraft acquisitions with our own funds, short and long-term indebtedness, cash provided by our operating activities, short- and medium-term lines of credit and supplier financing.

Equity

As of December 31, 2019, we had total equity representing a deficit of R$7,105.4 million.

Recent Accounting Pronouncements

In January 2016, the IASB issued IFRS 16, which replaced IAS 17 – Leases, IFRIC 4 – Determining whether an Arrangement Contains a Lease, SIC 15 Operating Lease-Incentives and SIC 27 – Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets the principles for recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. We adopted IFRS 16 as of January 1, 2019. IFRS 16 establishes the conditions for recognition, measurement and disclosure of lease operations and requires that, for the majority of leases, the lessee recognize a liability to make lease payments and an asset representing the right of use of the underlying asset during the lease term. For information on the impact of the adoption of IFRS 16, see note 4.27.1 to our audited consolidated financial statements included elsewhere in this annual report.

In June 2017, the IASB issued IFRIC 23, which clarifies the application of requirements in IAS 12 – Income Taxes when there is uncertainty over the acceptance of income tax treatments by tax authorities. The interpretation clarifies that, if it is not probable that the relevant tax authority will accept the income tax treatment, the amounts of tax assets and liabilities must be adjusted to reflect the best resolution of the uncertainty. We adopted IFRIC 23 as of January 1, 2019, which resulted in no material impact on our financial statements.

C.     Research and Development, Patents and Licenses, etc.

We believe the GOL brand has become synonymous with innovation and value in the Brazilian airline industry. Our trademarks “GOL” and “GOL LINHAS AÉREAS INTELIGENTES” are registered in Brazil and in Argentina, Aruba, Bolivia, Chile, Colombia, Dominican Republic, the European Union, the United States, Paraguay and Uruguay.

D.     Trend Information

As a result of developments relating to the recent global pandemic and government measures to address it, including severe travel restrictions and reduced demand for air travel, we reduced our operations to an essential service. Our revenue has since April 2020 been significantly reduced.

However, as of the date of this annual report, demand for flights has been growing since the third week of May at week-over-week rates over 20%. Our bookings for flights in June are stronger, up 70% as compared to May. As a result of data showing an increase in demand for both business and leisure air travel as compared to April and May 2020, including week-over-week increases in daily website searches, we are gradually adding flights to our network and resuming our operations to 14 additional destinations in June. We forecast operating approximately 240 daily flights in July 2020.

We expect this gradual upward trend to continue through 2020, and are currently assuming a year-over-year reduction in domestic demand of 45%, with a 30% reduction in the fourth quarter of 2020. The rate at which our operations resume and our revenue increases depends on developments relating to the COVID-19 pandemic, government measures to address it and the rate of Brazil’s economic recovery – all of which remain highly uncertain as of the date of this annual report, but we believe we have the best flexibility and fleet model to respond to any demand trends.

As a result of the bankruptcy protection filing in May 2020 of the parent company of LATAM Brasil under Chapter 11 of the U.S. Bankruptcy Code as well as the bankruptcy legislations of Chile and Colombia and certain other jurisdictions, not including Brazil, we expect that certain changes to LATAM Brasil’s network and operations will allow us to absorb premium routes on which we have overlapped in the past, although this depends on developments relating to the reorganization of LATAM Brasil’s parent company, as well as other factors.

Prior to the reduction in demand that began at the end of the first quarter of 2020, our operations, cash flow and balance sheet management had placed us in a solid financial position. As of the date of this annual report, we operate at cash break-even, with a positive demand trend, and estimate that our cash resources of over R$3.0 billion as of May 31, 2020 will be sufficient to meet our financial obligations for the next 12 months and to minimize the risk of not being able to continue as a going concern.

GOL is the largest domestic airline in Brazil by market share. Our flexible business model based on a single fleet type has historically allowed us to achieve the lowest operating costs in Brazil and to manage our fleet capacity to track Brazilian GDP and passenger demand. This flexibility was fundamental in the first half of 2020 to address the reduction of over 90% in passenger demand resulting from developments relating to the COVID-19 pandemic and government measures to address it. Furthermore, with more than 90% of our single type fleet operating domestic markets before COVID-19, we face limited exposure from the decline in international air travel.

Prior to the COVID-19 pandemic, we were operationally and financially prepared for a lower demand scenario, as a result of the following elements:

•        we already had the contractual rights to downsize our fleet organically, having already returned 11 aircraft in 2020, and planning to return a total of 15 by year-end, with the ability to downsize another 18 in 2021/2022;

•        we had already finalized our compensation and order book restructuring agreement with Boeing, comprising R$447.0 million in immediate cash compensation and, subject to certain events, approximately R$1.9 billion in net present value of credit to be applied to aircraft purchases, in addition to deferrals of our purchase orders for 2020, 2021 and 2022 by 14, 20 and 13 aircraft, respectively, and termination of 34 purchase orders, all in order to provide us with flexibility to implement our fleet requirements;

•        we did not have any finance leases in our aircraft portfolio, having sold our remaining finance leased aircraft in the three months ended March 31, 2020, generating over R$370.0 million in net cash proceeds received in March 2020 and a R$130.0 million gain due to the reduction in lease liabilities;

•        we had more than R$2.4 billion in fleet and judicial deposits that could be converted into cash or used to pay for redelivery checks to return aircraft, thereby eliminating the need for additional disbursements; and

•        we had over R$1.5 billion of unencumbered assets that could be used in potential secured financing transactions. Additionally, prior to the COVID-19 pandemic, by the end of March 2020 we had reduced our net indebtedness to adjusted EBITDA ratio to below 3:1 and increased our total liquidity to over 25% of net revenue.

When the effects of the COVID-19 pandemic began to develop in March 2020, we took a number of additional measures to further reduce our costs and increase our liquidity and to protect our financial position in light of the significantly reduced passenger demand caused by the global pandemic and government measures to address it.

From mid-March 2020 to the date of this annual report, we took the following cost-reduction measures:

•        reduced our flight network to match supply with demand and reduced our variable costs by 80%;

•        reduced fixed costs related to labor by 60%, including an agreement with unions to maintain these reductions for the next 18 months;

•        reduced fixed costs related to aircraft by 80%;

•        extended maturities of short-term credit lines of R$1.0 billion; and

•        rolled over a March 2020 semi-annual amortization of R$150.0 million on our debentures to March 2022, including covenant waivers for the full 2020 year measurement period.

These measures facilitated our management’s objective of operating at a cash break-even level, which we achieved in May 2020.

Our total cash, which we calculate as the sum of cash and cash equivalents, short-term investments and restricted cash, has remained stable in 2020, as represented by the following positions: R$3.0 billion as of December 31, 2019, R$3.0 billion as of March 31, 2020, increased to R$3.2 billion as of April 30, 2020 and R$3.0 billion as of May 31, 2020. We had R$2.8 billion of debt maturing in the next 12 months, including approximately R$1.0 billion in import financing (Financiamento à Importação – Finimp), standby letters of credit and supplier financings maintained within existing approved credit limits with long-term banking partners, and including a term loan of US$300.0 million maturing on August 20, 2020. We believe that, based on multiple management scenarios, we have sufficient liquidity to meet our financial obligations in the next 12 months.

The consolidated financial statements included in this annual report have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. As such, the consolidated financial statements included in this annual report do not include any adjustments that might result from an inability to continue as a going concern. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material.

E.     Off-Balance Sheet Arrangements

As of December 31, 2019, we had no off-balance sheet arrangements.

F.      Tabular Disclosure of Contractual Obligations

Our main non-cancelable contractual obligations as of December 31, 2019 included the following:

	Total	2020	2021	2022	2023	2024	There‑ after	Without Maturity
	(in millions of R$)
Non-derivative contractual obligations
Leases	7,579.1	1,840.0	1,473.1	1,332.8	977.4	662.5	1,293.3	-
Loans and financing	12,247.1	2,837.4	1,319.3	700.1	370.3	2,338.6	4,061.1	620.3
Total non-derivative contractual obligations	19,826.2	4,677.4	2,792.4	2,032.9	1,347.7	3,001.1	5,354.4	620.3

Derivative financial instruments
Fuel derivative	20.4	9.1	11.3	-	-	-	-	-
Total derivative financial instruments	20.4	9.1	11.3	-	-	-	-	-
Aircraft commitments
Pre-delivery deposits	9,245.1	1,170.0	1,152.5	1,300.7	1,366.3	1,439.3	2,816.3	-
Aircraft purchase commitments(*)	29,600.9	-	3,201.2	3,690.2	4,103.5	4,163.2	14,442.8	-
Total aircraft commitments	38,846.0	1,170.0	4,353.7	4,990.9	5,469.8	5,602.5	17,259.1	-
Total	58,692.6	5,856.5	7,157.4	7,023.8	6,817.5	8,603.6	22,613.5	620.3

_____________

(*)     Comprises 129 firm orders for the acquisition of Boeing 737 MAX aircraft, of which 99 were for 737 MAX-8 and 30 were for 737 MAX-10. Amounts disclosed reflect certain discounts negotiated with suppliers as of the balance sheet date, which discounts are calculated on highly technical bases and are subject to multiple conditions and constant variations. Among the factors that may affect discounts are changes in our purchase agreements, including order volumes. Amounts disclosed do not reflect recent amendments to our purchase agreements. In March 2020, we reached an agreement regarding compensation for the grounding of the Boeing 737 MAX aircraft and order book restructuring with Boeing, which contemplates certain changes to our payment schedules deferrals of our purchase orders for 2020, 2021 and 2022 by 14, 20 and 13 aircraft, respectively, as well as termination of 34 purchase orders, all in order to provide us with flexibility to implement our fleet requirements. As of the date of this annual report, we have an order book of 73 Boeing 737-8 MAX and 22 Boeing 737-10 MAX aircraft for delivery through 2028. In addition, the amounts and timing of our actual cash disbursements relating to our aircraft and engine purchase commitments may differ due to our right to offset certain obligations with credits we have against suppliers.

ITEM 6.      Directors, Senior Management and Employees

A.     Directors and Senior Management

Under our bylaws, we are managed by our Conselho de Administração, or board of directors, which comprises at least five and at most ten members, and our Diretoria, or board of executive officers, which comprises at least two and at most seven members. According to the B3’s Differentiated Corporate Governance Practices Level 2, or Level 2, at least 20% of the members of our board of directors must be independent directors, as defined by the B3.

A number of committees support and advise our management and board of directors. These committees actively participate in our management’s strategic and key decisions and we believe they add substantial value to our business. We have the following committees and subcommittees: (i) Corporate Governance and People Policies Committee, (ii) Financial Policy Committee, (iii) Accounting and Tax Policies and Financial Statements Subcommittee, (iv) Risk Policies Committee, (v) Alliances Committee and (vi) Statutory Audit Committee. Our Statutory Audit Committee is a permanent advisory body to our board of directors and its responsibilities are set by Rule No. 308/99, as amended, of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or the CVM. Pursuant to our bylaws, a permanent governance committee must be installed if our controlling shareholder holds an economic interest in us equal to or less than 35%.

We are committed to achieving and maintaining high standards of corporate governance. In working towards this goal, we have established a committee to monitor and make recommendations with respect to corporate governance “best practices” to our board of directors. In addition, in connection with listing as a Level 2 company on the B3, we agreed with the B3 to grant certain additional rights not required of Level 2 companies to our shareholders, such as tag-along rights offering our preferred shareholders 35 times the price paid per common share of our controlling shareholders. We conduct our business with a view towards transparency and the equal treatment of all our shareholders. We implemented policies to help ensure that all material information required for our shareholders to make informed investment decisions is promptly made available to the public and that we at all times accurately reflect the state of our operations and financial position through press releases, filings with the SEC and the CVM and by keeping the investor relations section of our website current and complete. We have also adopted formal policies that restrict trading in our preferred shares by our insiders.

In addition, according to the Level 2 practices, we must require all new members of our board of directors, board of executive officers and fiscal board to sign a statement of consent in which they undertake to comply with the regulations of the Differentiated Corporate Governance Practices Level 2. Also, the members of our board of directors, board of executive officers and fiscal board must sign a statement of consent in which they undertake to refer to arbitration under the auspices of the B3 Arbitration Chamber, including any disputes and controversies arising out of the application of the listing rules of the Differentiated Corporate Governance Practices Level 2, the listing agreement with the B3, the regulations of the B3, Brazilian corporate law’s provisions, guidelines issued by the Brazilian authorities and other rules applicable to capital markets generally involving us, our shareholders, our managers and the members of our fiscal board.

Board of Directors

Our board of directors is responsible for establishing our general business policies and for electing and supervising our executive officers. Our board of directors currently comprises eight members, four of whom qualify as independent directors pursuant to Brazilian corporate law and CVM criteria. Our board of directors meets an average of 12 times per year.

There are no provisions in our bylaws restricting a director’s power to vote on a proposal, arrangement or contract in which such director is materially interested. However, under Brazilian corporate law, a director is prohibited from voting on any matter in which such director has a conflict of interest with us.

Additionally, under Brazilian corporate law, shareholders representing at least 10% of our voting capital may request a multiple voting procedure for electing the members of our board of directors, whether or not provided for in our bylaws. Additionally, shareholders of publicly traded companies, such as us, who together hold non‑voting or voting-right restricted preferred shares representing at least 10% of our total share capital for at least three months are entitled to appoint one member to our board of directors.

Under our bylaws, the members of our board of directors are elected by the holders of our common shares at our annual shareholders’ meeting. Our bylaws provide that if our controlling shareholder at any time holds an economic interest in us equal to or less than 35% and greater than 15%, at least 40% of our directors must be independent and our preferred shareholders will have the right to elect one of the independent directors. Also, if our controlling shareholder at any time holds an economic interest in us equal to or less than 15% and greater than 7.5%, at least 50% of our directors must be independent and our preferred shareholders will have the right to elect two of the independent directors. If our controlling shareholder at any time holds an economic interest in us equal to or less than 7.5%, at least 60% of our directors must be independent and our preferred shareholders will have the right to elect two of the independent directors.

Members of our board of directors serve simultaneous one-year terms and may be re-elected. The term of our current directors expires on April 16, 2021. Our bylaws do not provide for a mandatory retirement age for directors.

The following table sets forth the name, age and position of each member of our board of directors. A brief biography of each follows the table.

Name	Age	Position
Constantino de Oliveira Junior	51	Chairman
Joaquim Constantino Neto	55	Director
Ricardo Constantino	56	Director
Anna Luiza Serwy Constantino	30	Director
André Béla Jánszky(1)	68	Director
Antonio Kandir(1)	66	Director
Germán Pasquale Quiroga Vilardo(1)	52	Director
Francis James Leahy Meaney(1)	55	Director
Philipp Schiemer(1)(2)	56	Director

_____________

(1)     Independent director.

(2)     Initially appointed at our annual shareholders’ meeting on April 16, 2020.

Constantino de Oliveira Junior has been a member of our board of directors since we were founded in 2001 and is currently the chairman of our board of directors. He served as our chief executive officer from 2001 to 2012. Mr. de Oliveira introduced the “low-cost, low-fare” concept in the Brazilian airline industry and was named “Most Valuable Executive” by the Brazilian newspaper Valor Econômico in 2001 and 2002. In 2003, he was elected the leading executive in the logistics sector by the readers of Gazeta Mercantil, a Brazilian financial newspaper, and in 2008, he was named a “Distinguished Executive” in the air transportation category at the Latin American Aeronautics Gallery awards, sponsored by IATA. From 1994 to 2000, he served as director of a land passenger transportation company. Mr. de Oliveira studied business administration at the Universidade do Distrito Federal and attended the Executive Program on Corporate Management for Brazil conducted by the Association for Overseas Technical Scholarships. He is also a member of our Corporate Governance and People Policies, Financial Policy, Risk Policies and Alliances Committees. Mr. de Oliveira holds 25% of our direct controlling shareholder, Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior, or FIP Volluto. For more information, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Anna Luiza Serwy Constantino has been a member of our board of directors since 2016. She is currently a credit strategist in the Bloomberg intelligence department of Bloomberg LP. Previously, she worked in the finance departments of Kerburn Rose in New York and Lockheed Martin in Orlando. Ms. Constantino holds a bachelor’s degree in business, administration and finance from the University of Central Florida. She is a Chartered Financial Analyst (CFA®) and a member of the CFA New York societies/chapters.

Joaquim Constantino Neto has been a member of our board of directors since March 2004. Mr. Constantino Neto has also been the chief operating officer of Comporte Participações S.A. since 1994. From 1984 to 1990, he was in charge of operations of Empresas Reunidas Paulista de Transportes Ltda. Since 1990, he has served as the president of Breda Serviços, a bus transportation company. He is also a member of the board of directors of CMP Participações, a company that manages more than 2,000 buses in São Paulo and Paraná.

Ricardo Constantino has been a member of our board of directors since March 2004. Mr. Constantino has been the chief technical and maintenance officer of the Comporte group since 1994. He is also a member of the board of directors of BRVias S.A.

André Béla Jánszky has been a member of our board of directors since 2016. Mr. Jánszky has decades of experience as a corporate finance and mergers and acquisitions lawyer. Until November 2016, he was the partner responsible for the Latin America practice of Milbank LLP and managing partner of the firm’s São Paulo office. He was until recently on the board of directors of sporting goods e-commerce company Netshoes Limited. Mr. Jánszky is the coordinating member of our Statutory Audit Committee, and is a member of the Corporate Governance and People Policies and Financial Policy Committees.

Antonio Kandir has been a member of our board of directors since August 2004. Mr. Kandir is an economic consultant. During the last ten years, he has served on the board of directors of several companies and managed various investment funds. Mr. Kandir is a member of the board of directors of AEGEA, CSU, CPFL, COIMEX and MRV. Mr. Kandir also served for two terms as a member of Brazil’s Chamber of Deputies, during which he also served as planning and budget minister, secretary of economic policy and president of the Privatization Council. He holds a bachelor’s degree in production engineering from the Escola Politécnica at Universidade de São Paulo and bachelor’s, master’s and doctoral degrees in economics from the Universidade Estadual de Campinas. Mr. Kandir is a member of our Statutory Audit Committee, Corporate Governance and People Policies, Financial Policy and Risk Policies Committees.

Germán Pasquale Quiroga Vilardo has been a member of our board of directors since 2016. He was the founder and CEO of TV1.com, CIO and CMO of Americanas.com, CIO and CMO of Cyrela Brasil Realty and founder, CEO and member of the board of directors of Pontofrio.com, Nova Pontocom and various other e‑commerce companies. He is a member of the board of directors of Centauro, Abrarec and Fecomércio. He is also a founding member of the board of directors of Cobasi Digital and was the founder of OMNI55 Consulting. Mr. Quiroga holds a bachelor’s degree in electronic engineering from the Instituto de Engenharia Militar and a master’s degree in digital systems from the Polytechnic School of the Universidade de São Paulo (USP).

Francis James Leahy Meaney has been a member of our board of directors since 2016. Mr. Meaney is the managing director for Latin America and member of the executive committee of Compass Group, PLC. Before Compass, he was the chief executive officer of a Brazilian company controlled by Kohlberg, Kravis & Roberts. Mr. Meaney was the chief operating officer of Oi S.A., the largest telecommunications company in Brazil. Mr. Meaney was the founder and chief executive officer of Contax S.A., which he led from its startup until it became publicly listed in 2005 and eventually became the largest Brazilian business process outsourcing company with 107,000 employees. Mr. Meaney also held positions at Global Crossing, Conectel, Mars & Co. and First Boston. He is a member of the advisory board of the Kellogg Institute for International Studies at the University of Notre Dame. Mr. Meaney holds a bachelor’s degree in economics from the University of Notre Dame, a master’s degree in business administration from Harvard Business School and completed INSEAD’s advanced management course. Mr. Meaney is a member of our Statutory Audit Committee, serving as the financial expert.

Philipp Schiemer joined our board of directors in April 2020. Mr. Schiemer is the president of Mercedes-Benz Brazil and Latin America and is participating in a program at the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa) to be a certified Senior Advisor. He was the vice-president of product marketing at Mercedes-Benz in Stuttgart, Germany. From 2004 to 2009, he was the vice-president of sales at Mercedes-Benz Brazil. Mr. Schiemer was also president of the SAE Brazil congress and served as vice-president of the German-Brazilian Chamber of Commerce from January 2018 to December 2018, and, in January 2019, assumed the role of president. Mr. Schiemer studied business administration with a specialization in marketing and finance at the Corporate University Mercedes-Benz AG in Stuttgart, Germany.

Constantino de Oliveira Junior, Joaquim Constantino Neto and Ricardo Constantino are brothers and they control our main shareholders, FIP Volluto and MOBI Fundo de Investimento em Ações, or MOBI FIA. Anna Luiza Serwy Constantino is the daughter of Constantino de Oliveira Junior.

Executive Officers

Our executive officers have significant experience in the domestic and international passenger transportation industries, and we have been able to draw upon their extensive experience to develop our low-cost operating structure. Our executive officers are responsible for our day-to-day management.

Under our bylaws, we must have at least two and no more than seven executive officers that are elected by the board of directors for a one-year term. Any executive officer may be removed by the board of directors before the expiration of his term. The current term of all our executive officers ends in November 2020.

The following table sets forth the name, age and position of each of our executive officers. A brief biography of each follows the table.

Name	Age	Position
Paulo Sergio Kakinoff	45	President and Chief Executive Officer
Richard Freeman Lark, Jr	53	Executive Vice President, Chief Financial Officer and Investor Relations Officer
Eduardo José Bernardes Neto	45	Vice President and Chief Commercial Officer
Celso Guimarães Ferrer Junior	37	Vice President and Chief Operations Officer

Paulo Sergio Kakinoff has been our president and chief executive officer since July 2012. He served as an independent member of our board of directors from January 2010 to June 2012. He is a member of the board of directors of Julio Simoes Logistica. He held the position of chief executive officer at Audi Brazil until June 2012, having worked for the Volkswagen Group for 18 years as the sales and marketing officer at Volkswagen Brasil and as the executive officer for South America at the Volkswagen Group’s head offices in Germany. Mr. Kakinoff also served as the vice president of the Brazilian Association of Importers of Motor Vehicles (ABEIVA) and was a member of the board of directors of Volkswagen Participações. Mr. Kakinoff serves as a member of the boards of directors of Porto Seguro S.A. and Grupo Vamos. He also serves as a member of the board of the non-profit organizations Todos pela Educação (focused on education) and Atletas pelo Brasil (focused on sports). He holds a bachelor’s degree in business administration from Mackenzie University, in São Paulo. Mr. Kakinoff is a member of our Corporate Governance and People Policies, Risk Policies, Financial Policy and Alliances Committees.

Richard Freeman Lark, Jr. has been our executive vice president, chief financial officer and investor relations officer since July 2016. Mr. Lark has been with GOL for 17 years, as our chief financial officer from 2003 to 2008 and as a member of our board of directors from 2008 to 2016. From 2000 to 2003, he served as chief financial officer of Americanas.com, one of the leading Brazilian e-commerce companies. Prior to joining Americanas.com, Mr. Lark was employed by the investment banking divisions of Morgan Stanley & Co., Citicorp and The First Boston Corporation. Mr. Lark served as a member of the advisory boards of the Kellogg Institute for International Studies at the University of Notre Dame and Associação Vida Jovem, and as president of the American Society of São Paulo. He participated in the global executive leadership program at the Yale School of Management and holds a master’s degree in business administration from the UCLA Anderson School of Management and a bachelor’s degree in finance and business economics and philosophy from the University of Notre Dame. Mr. Lark is a member of our Financial Policy and Risk Policies Committees.

Eduardo José Bernardes Neto has been our vice president and chief commercial officer since February 2015. Mr. Bernardes is responsible for sales, marketing, distribution, ancillary revenues and revenue management. He has been with GOL for 19 years, having joined our commercial area as an account manager in February 2001. Mr. Bernardes coordinated the opening of several of our national and international facilities. He was also a member of the board of directors of UATP from 2009 to 2016. Mr. Bernardes has a degree in business administration from Faculdade Ibero-Americana with a specialization in foreign trade.

Celso Guimarães Ferrer Junior has been our vice president and chief operations officer since March 2019. He has been with GOL for 16 years and served as our vice president and chief planning officer from February 2015 to March 2019. Mr. Ferrer is responsible for our operations, maintenance, airports, operational safety, network planning and fleet. He is also a pilot of Boeing 737-700, Boeing 737-800 Next Generation and Boeing 737-8 MAX aircraft. Mr. Ferrer holds a master’s degree in business administration from INSEAD and holds a degree in economics from the Universidade de São Paulo and in international relations from the Pontifícia Universidade Católica de São Paulo.

B.     Compensation

Under our bylaws, our shareholders are responsible for establishing the aggregate amount we pay to the members of our board of directors and board of executive officers. Once our shareholders establish an aggregate amount of compensation for our board of directors and board of executive officers, the members of our board of directors are then responsible for setting individual compensation levels in compliance with our bylaws.

In 2019, the aggregate compensation, including cash and benefits-in-kind but excluding stock options, to the members of our board of directors and executive officers was R$15.7 million.

Stock Option Plan and Restricted Share Plan

Our stock option plan was approved by our shareholders on December 9, 2004 and amended on April 30, 2010 and October 19, 2012. On October 19, 2012, our shareholders also approved a restricted share plan. Both plans are valid for 10 years. The plans aim to encourage management and employees to contribute to our success. They are managed by both our corporate governance and people policies committee and our board of directors.

Both the stock option plan and the restricted share plan relate only to our preferred shares. The number of outstanding options granted and restricted shares combined may not, at any time, exceed 5% of our preferred shares. Our corporate governance and people policies committee establishes each year the strike price of the options to be granted, which must be equal to the average price of the preferred shares recorded in the last 60 trading sessions prior to the grant date.

The vesting period of the stock options is three years, vesting 20% in the first year, 30% in the second year and 50% in the third year. Restricted shares vest after three years.

In case of termination of the option holder, with or without cause (except in case of permanent disability or death), all unexercised options granted to the participant automatically expire. Options already vested on the termination date may be exercised within 90 days, in case of termination without cause, or on the termination date, in case of termination with cause or at the beneficiary’s request.

In case of termination of the restricted share beneficiary without cause (except in case of permanent disability or death), restricted shares not yet unrestricted vest proportionally to the number of months since the award date, and, in case of termination with cause or at the beneficiary’s request, all restricted shares awarded automatically expire. In 2019, we converted the restricted shares that had been granted in 2016 into stock options.

In the last three years, we granted 3,415,786 stock options, which represented 1.0% economic interest in our company or 1.2% of our preferred shares, as of December 31, 2019. Of the total options granted, 7,660,882 were outstanding as of December 31, 2019, which represented 2.2% economic interest in our company. In the last three years, 8,445,157 stock options were exercised.

Additionally, in the last three years, we granted 6,318,757 restricted shares, which represented 1.8% economic interest in our company or 2.3% of our preferred shares, as of December 31, 2019. As of December 31, 2019, we had 1,533,996 restricted shares outstanding, which represented 0.4% economic interest in our company. In 2019, we issued 1,903,971 preferred shares as a result of the vesting of restricted shares.

For additional information on payments under our stock option plan and restricted share plan, see note 27 to our audited consolidated financial statements included elsewhere in this annual report.

C.     Board Practices

Our board of directors comprises eight members, led by chairman Constantino de Oliveira Junior, who has been the key figure and leader of GOL ever since its foundation.

Committees of the Board of Directors and Board of Executive Officers

Our board of directors has the following committees: statutory audit committee, corporate governance and people policies committee, financial policy committee, alliances committee and risk policies committee, an accounting, tax policies and financial statements subcommittee and a fiscal board. Our board of executive officers has management, executive, budget, investment, corporate governance and risk management committees. Not all the members of our committees are members of our board of directors or of our board of executive officers, as in certain committees we appoint outside experts.

Statutory Audit Committee. Our statutory audit committee provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance. It recommends the appointment of our independent auditors to our board of directors, reviews the compensation of our independent auditors and helps oversee their activities. It also evaluates the effectiveness of our internal financial and legal compliance controls. Our statutory audit committee performs the roles of an audit committee under U.S. laws. The members of our statutory audit committee are André Béla Jánszky, Antonio Kandir and Francis James Leahy Meaney. All members meet the applicable independent membership requirements of the SEC and the New York Stock Exchange, or NYSE, as well as other NYSE requirements. Mr. Meaney is the committee’s “financial expert” within the meaning of the SEC rules under the U.S. Securities Exchange Act of 1934, or the Exchange Act.

Financial Policy Committee. Our financial policy committee is responsible for (i) approving our corporate finance policies, as well as monitoring and reviewing their effectiveness and implementation, and (ii) reviewing our financing plan. The members of our financial policy committee are Constantino de Oliveira Junior, André Jánszky, Antonio Kandir, Paulo Kakinoff and Richard Lark.

Risk Policies Committee. Our risk policies committee is responsible for (i) reviewing and approving our risk management mechanisms, (ii) approving and evaluating our risk policies and (iii) monitoring their implementation. The members of our risk policies committee are Constantino de Oliveira Junior, Antonio Kandir, Paulo Sergio Kakinoff and Richard Lark.

Corporate Governance and People Policies Committee. Our corporate governance and people policies committee is responsible for (i) coordinating, implementing and reviewing our corporate governance practices and (ii) reviewing and recommending human resources policies and compensation to our board of directors. The members of our corporate governance and people policies committee are Constantino de Oliveira Junior, Paulo Kakinoff, Antonio Kandir, André Jánszky, Paulo Cézar Aragão and Betânia Tanure de Barros.

Alliances Committee. Our alliances committee is responsible for (i) evaluating opportunities for partnerships and alliances, and possible related investments, by us and partner airlines and (ii) maximizing the benefits of existing partnerships through the optimization of resources and opportunities. The members of our alliances committee are Constantino de Oliveira Junior, Paulo Kakinoff and Pieter Elbers.

Accounting, Tax and Financial Statement Policy Subcommittee. Our accounting, tax and financial statement policy subcommittee is responsible for reviewing, evaluating and monitoring our accounting policies and financial statements and recommending actions on these matters to the board of directors. The members of our accounting, tax and financial statement policy subcommittee are Marcos da Cunha Carneiro, Natan Szuster and Valdenise dos Santos Menezes.

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

As of December 31, 2019, we had 16,222 total employees and 15,567 active employees, which considers interns, employees on maternity leave and employees on vacation. We invest significant resources promoting the well-being of our employees.

We train our own pilots. We also provide extensive ongoing training for our flight attendants and customer service representatives. In addition to the required technical training, which follows the strictest international standards, we also provide comprehensive managerial training to our pilots and flight attendants through crew resource management and line oriented flight training programs, emphasizing the importance of resource management to provide the best service to our passengers.

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

A national aviators’ union represents Brazil’s pilots and flight attendants, and other regional aviation unions represent ground employees of air transportation companies. Approximately 27% of our employees are members of unions. Negotiations regarding cost of living wages and salary increases are conducted annually between the workers’ unions and a national association of airline companies. There is no salary differential or seniority pay escalation among our pilots. Work conditions and maximum work hours are regulated by government legislation and are not the subject of labor negotiations. Since the commencement of our operations, we have not had a work stoppage by our employees and we believe we have a good relationship with our employees and with the unions to which they belong.

To motivate our employees and align their interests with our results of operations, we provide an annual profit sharing program to all of our employees. Under Brazilian law, companies may provide profit sharing programs that define mechanisms for distributing a portion of a company’s profits based upon the achievement of pre-defined targets established by the company. Our annual profit sharing programs are negotiated with a commission formed by our employees and approved by labor unions for the benefit of all of our unionized and non-unionized employees. For the purposes of our profit sharing program, a portion of profit sharing distributions are based on the achievement of corporate profit targets and a portion of the distributions are based on the achievement of operational targets set for each of our departments. We have established a long-term incentive plan (stock option and restricted share plans) for our management and employees that vests over a three-year period. For more information on a share-based compensation, see “—B. Compensation—Stock Option Plan and Restricted Share Plan.”

E.     Share Ownership

The members of our board of directors and our board of executive officers directly own an aggregate of approximately 1.0% of our preferred shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” FIP Volluto and MOBI FIA are funds directly controlled by Constantino de Oliveira Junior, the chairman of our board of directors, and his brothers Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

For a description of stock options granted to our board of directors and our executive officers, see “—B. Compensation—Stock Option Plan and Restricted Share Plan.”

ITEM 7.      Major Shareholders and Related Party Transactions

A.     Major Shareholders

The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of December 31, 2019, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all of our directors and executive officers as a group.

Each shareholder’s percentage ownership in the following table is based on the 2,863,682,710 common shares and 273,868,123 preferred shares outstanding as of December 31, 2019.

	Common Shares		Preferred Shares(2)(3)		Total Shares		Economic Interest
	Shares	(%)	Shares	(%)	Shares	(%)	(%)
FIP Volluto(1)	2,863,682,150	100.00%	-	0.00%	2,863,682,150	91.27%	23.00%
MOBI FIA(4)	-	0.00%	102,953,776	37.59%	102,953,776	3.28%	28.94%
Executive officers and directors(5)	560	0.00%	3,097,867	1.13%	3,097,867	0.10%	0.87%
Treasury shares	-	0.00%	3,006,390	1.10%	3,006,390	0.09%	0.85%
Air France – KLM	-	0.00%	4,246,620	1.55%	4,246,620	0.14%	1.19%
Bank of America(6)	-	0.00%	33,863,549	12.36%	33,863,549	1,08%	9.52%
Free float	-	0.00%	126,699,921	46.26%	126,699,921	4.04%	35.62%
Total	2,863,682,710	100.00%	273,868,123	100.00%	3,137,550,833	100.00%	100.00%

_____________

(1)     FIP Volluto is controlled equally by Constantino de Oliveira Junior, the chairman of our board of directors, and his brothers Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

(2)     In December 2017, FIP Volluto converted 2,171,354,430 common shares into preferred shares.

(3)     Preferred shares are entitled to a dividend 35 times the dividend paid per common share. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

(4)     In December 2018, FIP Volluto transferred our preferred shares that it held to MOBI FIA, owned by the same beneficial owners of FIP Volluto. FIP Volluto, which holds 100% of our common shares, continues to be our direct controlling shareholder.

(5)     Includes 140 shares owned by a member of our controlling family. Does not consider the shares indirectly owned by Constantino de Oliveira Junior, the chairman of our board of directors, through FIP Volluto and MOBI FIA.

(6)     In March 2019, we received notice from Bank of America Corporation, which operates the ADS lending facility in the context of the exchangeable senior notes, that it had acquired, through various subsidiaries, 33,863,549 preferred shares, representing 12.36% of our total preferred shares, as a result of transactions relating to the ADS lending facility.

According to our internal share record, which contains information regarding the ownership of our shares and the ADSs as filed by the holders of such shares and ADSs, as of December 31, 2019, 20.7% of our free float was traded in the United States.

In December 2018, our controlling shareholder, FIP Volluto, transferred our preferred shares that it held to MOBI FIA, owned by the same beneficial owners of FIP Volluto. FIP Volluto, which holds 100% of our common shares, continues to be our direct controlling shareholder.

On December 10, 2019, after notifying us that it was terminating its partnership and all related agreements with us, Delta completed the sale of the entirety of its equity interest in us through trades of our preferred shares on the B3.

Shareholders’ Agreement

No shareholders’ agreements have been filed with us.

B.     Related Party Transactions

We have engaged in a number of transactions with related parties, none of which have involved the issuance of guarantees. Following is a description of our main related party transactions:

Agreements with Smiles

GLA and Smiles are party to an operating agreement, back office services agreement and main miles and tickets purchase agreement.

Because we consolidate GLA and Smiles, these transactions are eliminated in our consolidated financial statements. For more information on these agreements see “Item 4. Information on the Company—B. Business Overview—Smiles Loyalty Program—Agreements with Smiles.”

Transportation and Consultancy Agreements with Entities Controlled by Our Controlling Shareholders

We have exclusive bus transportation agreements with Expresso União Ltda. and Viação Piracicabana Ltda. for the transportation of our employees, our passengers and their luggage. We also have a contract with Pax Participações S.A. to provide consulting and advisory services and have signed a contract with Aller Participações and Limmat Participações S.A. to provide air cargo transportation services. These entities are controlled by our controlling shareholders.

In 2017, 2018 and 2019, GLA recorded expenses of R$13.0 million, R$12.2 million and R$10.6 million, respectively, under these agreements.

ADS Lending Facility

In 2019, in the context of the exchangeable senior notes, MOBI FIA lent up to 14,000,000 ADSs to Bank of America Corporation, which operates the ADS lending facility, in order to facilitate privately negotiated derivatives transactions or other hedging activities related to the exchangeable senior notes. The ADSs will be returned to MOBI FIA upon maturity of the exchangeable senior notes or upon termination of the ADS lending agreement that it entered into.

For additional information on our related party transactions, see note 28 to our audited consolidated financial statements included elsewhere in this annual report.

C.      Interests of Experts and Counsel

Not applicable.

ITEM 8.      Financial Information

A.     Consolidated Statements and Other Financial Information

See “Item 3. Key Information—A. Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

In the ordinary course of our business, we are party to various claims, which we believe are incidental to our operations, in large part related to consumer rights claims. We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or unfavorable court rulings.

As of December 31, 2019, we had provisions for civil proceedings of R$78.1 million and provisions for labor proceedings of R$210.7 million.

In 2007, we commenced an arbitration before the International Chamber of Commerce against the sellers of VRG and their controlling shareholders relating to a purchase price adjustment. In January 2011, the arbitral tribunal ruled in our favor against the sellers of VRG and their controlling shareholders. We brought enforcement proceedings to collect the award amount of R$200.3 million in U.S. federal courts. However, U.S. federal courts refused to enforce the arbitral award and we may not be able to collect the judgment in the United States. In 2018, we brought other enforcement proceedings in the courts of the Cayman Islands, which are still pending. We believe that the chance of success in enforcing the award is possible.

We are party to proceedings relating to the applicability of tax on services (imposto sobre serviços), or ISS, in the amount of R$24.8 million on revenue from certain of our activities related to agreements with partners from 2007 to 2010. Based on the opinion of our legal counsel, we believe that these proceedings represent a possible risk of loss. As of December 31, 2019, we had no provisions for these proceedings.

We are party to proceedings relating to the applicability of a fine imposed by Brazilian customs authorities in the amount of R$64.9 million for the alleged breach of certain rules regarding the temporary import of aircraft. Based on the opinion of our legal counsel, we believe that these proceedings represent a possible risk of loss. As of December 31, 2019, we had no provisions or judicial deposits for these proceedings.

In addition, we are questioning infraction notices regarding goodwill from BSSF Air Holdings, in the amount of R$110.7 million. Although the outcome of these proceedings cannot be anticipated, our management understands that the final decisions in these proceedings will not have a material adverse impact on our financial position, operating results or cash flows. As of December 31, 2019, we had no provisions or judicial deposits for these proceedings.

We are party to proceedings relating to infraction notices regarding goodwill from GLA, in the amount of R$87.0 million. Although the outcome of these proceedings cannot be anticipated, our management understands that the final decisions in these proceedings will not have a material adverse impact on our financial position, operating results and cash flows. As of December 31, 2019, we had no provisions or judicial deposits for these proceedings.

In May 2018, Smiles received an infraction notice in the amount of R$160.3 million regarding the amortization of goodwill from the acquisition of shares of Smiles by GA Smiles Participações S.A. in December 2013, and the deduction of financial expenses in the context of an issuance of debentures by Smiles in June 2014. Based on the opinion of our legal counsel, of the total amount of the infraction notice, R$123.5 million represent a possible risk of loss and R$36.8 million represent a remote risk of loss. As of December 31, 2019, we had no provisions or judicial deposits for these proceedings.

GLA is discussing the non-incidence of an additional 1% COFINS rate on imports of aircraft and parts, which would amount to R$82.3 million as of December 31, 2019. GLA’s legal counsel determined a possible risk of loss due to there being no express revocation of the tax relief (zero rate) granted to regular flight transportation companies.

For more information on our legal proceedings and contingencies, see note 24.3 to our audited consolidated financial statements included elsewhere in this annual report.

Internal Control Programs, Compliance Programs and Investigation

Since 2016, we have taken several measures to strengthen and expand our internal control and compliance programs, which include:

•        hiring specialized companies to evaluate risks and review internal controls related to fraud and corruption;

•        integrating the risk, compliance and the internal controls functions in the executive committee for corporate risks, compliance and internal controls, which reports directly to our chief executive officer, and has independent access to our board of directors and statutory audit committee;

•        monitoring transactions involving politically exposed persons;

•        improving our supervision procedures of the execution of services hired from third parties;

•        updating our hiring policies and the management of our contracts flows; and

•        reviewing our code of ethics, manual of conduct and several compliance policies, including the mandatory training policy.

Our senior management has been constantly reinforcing our commitment towards improvement of our internal control and compliance programs to our employees, customers and suppliers.

In December 2016, we entered into an agreement with the Brazilian Federal Public Ministry, pursuant to which we agreed to pay R$12.0 million in fines and make improvements to our compliance program. In turn, the Federal Public Ministry agreed not to bring any criminal or civil suits related to activities that are the subject of the agreement. In addition, we paid R$4.2 million in fines to the Brazilian tax authorities.

We voluntarily informed the U.S. Department of Justice, the SEC and the CVM of the external independent investigation hired by us and of our agreement with the Federal Public Ministry. The external independent investigation we hired was concluded in April 2017. It revealed that certain immaterial payments were made to politically exposed persons. None of our current employees, representatives or members of our board of directors or management knew of any illegal purpose behind any of the identified transactions or of any illicit benefit to us arising out of the investigated transactions.

We reported the conclusions of the investigation to the relevant authorities and will keep them informed of any developments, as well as collaborate with them in their analysis. These authorities may impose significant fines and possibly other sanctions on us.

Dividends and Dividend Policy

Amounts Available for Distribution

At each annual shareholders’ meeting, our board of directors is required to propose how our earnings for the preceding fiscal year are to be allocated. For purposes of Brazilian corporate law, a company’s non-consolidated net income after federal income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings represents its “income” for such fiscal year. In accordance with Brazilian corporate law, an amount equal to the company’s “income,” as adjusted (the “distributable amount”), is available for distribution to shareholders in any particular year. The distributable amount will be reduced by (i) accumulated losses, (ii) amounts allocated to the legal reserve, (iii) amounts allocated to the statutory reserve, if any, (iv) amounts allocated to the contingency reserve, if any, (v) amounts allocated to the unrealized profits reserve (as discussed below) and (vi) amounts allocated to the reserve for investment projects (as discussed below), and increased by reversals of reserves recorded in prior years.

Our bylaws do not provide for statutory or contingency reserves. Under Brazilian corporate law and according to our bylaws, we are required to maintain a “legal reserve” to which we must allocate 5% of our “income” for each fiscal year until the amount of the reserve equals 20% of paid-in capital. We are not required to make any allocations to our legal reserve in respect of any fiscal year in which such reserve, when added to our capital reserves, exceeds 20% of our capital stock. We may charge accumulated losses, if any, against the legal reserve. The legal reserve can otherwise only be used to increase our capital. The legal reserve is subject to approval by shareholders voting at the annual shareholders’ meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. Our calculation of net income and allocations to reserves for any fiscal year are determined on the basis of our non-consolidated financial statements prepared in accordance with Brazilian corporate law.

Under Brazilian corporate law, a portion of a corporation’s “income” may be allocated for discretionary appropriations for expansion and other fixed or working capital investment projects, the amount of which is based on a capital budget previously presented by management and approved by shareholders in a general shareholders’ meeting. After completion of the relevant capital projects, the company may retain the appropriation until shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. Brazilian corporate law provides that, if a project to which the reserve for investment projects account is allocated has a term exceeding one year, the budget related to the project must be submitted to the shareholders’ meeting each fiscal year until the relevant investment is completed.

Under Brazilian corporate law, the amount by which the mandatory distribution exceeds the “realized” portion of net income for any particular year may be allocated to the unrealized profits reserve and the mandatory distribution may be limited to the “realized” portion of net income. The “realized” portion of net income is the amount by which “income” exceeds the sum of (i) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates, and (ii) the profits, gains or income obtained on transactions maturing after the end of the following fiscal year. As amounts allocated to the unrealized income reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization.

Under Brazilian corporate law, any company may create a “statutory” reserve, which reserve must be described in the company’s bylaws, which authorize the allocation of a percentage of a company’s net income to the statutory reserve and must indicate the purpose and criteria for allocation and the maximum amount of the reserve. Brazilian corporate law provides that all discretionary allocations of “income,” including the unrealized profits reserve and the reserve for investment projects, are subject to approval by shareholders voting at the general shareholders’ meeting and may be transferred to capital or used for the payment of dividends in subsequent years. The fiscal incentive reserve and the legal reserve are also subject to approval by shareholders voting at the general shareholders’ meeting and may be transferred to capital or used to absorb losses, but are not available for the payment of dividends in subsequent years.

The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized. Allocations to the contingency reserve are also subject to approval by shareholders voting at the general shareholders’ meeting. The amounts available for distribution are determined on the basis of our non-consolidated statutory financial statements.

The balance of the profit reserve accounts, except for the contingency reserve and unrealized profits reserve, may not exceed share capital. If this happens, a shareholders’ meeting must resolve whether the excess will be applied to pay in the subscribed and unpaid capital, to increase and pay in the subscribed stock capital or to distribute dividends.

Pursuant to Brazilian corporate law, net income unallocated to the accounts mentioned above must be distributed as dividends.

Mandatory Distribution

Brazilian corporate law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends, also known as the mandatory distribution.

The mandatory distribution is based on a percentage of adjusted non-consolidated net income, rather than a fixed monetary amount per share. If the bylaws of a corporation are silent about the mandatory distribution, the percentage is deemed to be 25%. Under our bylaws, we must distribute at least 25% of our adjusted non-consolidated net income for the preceding fiscal year as a mandatory annual dividend. Adjusted net income means the net income after any deductions for the legal reserve and contingency reserves and any reversals of the contingency reserves created in previous fiscal years. Brazilian corporate law, however, permits a publicly held company, such as us, to suspend the mandatory distribution of dividends in any fiscal year in which the board of directors reports to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. Suspension is subject to approval at the shareholders’ meeting and review by members of the fiscal board, if in place. While Brazilian corporate law does not establish the circumstances in which payment of the mandatory dividend would be “inadvisable” based on the company’s financial condition, it is generally agreed that a company need not pay the mandatory dividend if such payment threatens the existence of the company as a going concern or harms its normal course of operations. In the case of publicly held corporations, the board of directors must file a justification for such suspension with the CVM within five days of the relevant general shareholders’ meeting. If the mandatory dividend is not paid and funds are available, those funds must be attributed to a special reserve account. If not absorbed by subsequent losses, those funds must be paid out as dividends as soon as the financial condition of the company permits.

The board of directors can also decide to make the mandatory dividend distribution in the form of interest attributable to shareholders’ equity, which is deductible when calculating income and social contribution taxes.

Payment of Dividends

We are required by Brazilian corporate law to hold an annual shareholders’ meeting by no later than April 30 of each year, at which time, among other things, the shareholders have to decide on the payment of an annual dividend. Additionally, interim dividends may be declared by the board of directors. Any holder of record of shares at the time of a dividend declaration is entitled to receive dividends. Dividends on shares held through depositaries are paid to the depositary for further distribution to shareholders.

Under Brazilian corporate law, dividends are generally required to be paid to the holder of record on a dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. Pursuant to our bylaws, unclaimed dividends do not bear interest, are not monetarily adjusted and revert to us three years after dividends were declared. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Capital Stock.”

Our board of directors may declare interim dividends or interest attributable to shareholders’ equity based on income verified in semi-annual financial statements. The board of directors may also declare dividends based on financial statements prepared for shorter periods, provided that the total dividends paid in each six-month period do not exceed the capital reserves amount required by Brazilian corporate law. The board of directors may also pay interim dividends or interest attributable to shareholders’ equity out of retained earnings or income reserves recorded in the last annual balance sheet. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net income earned in the year in which the interim dividends were paid.

Our bylaws do not require that we adjust the amount of any dividend payment for inflation.

In general, shareholders who are not residents of Brazil must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside Brazil. The preferred shares underlying the ADSs are held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, that is the registered owner on the records of the registrar, which is also Banco Itaú S.A., for our shares. The depositary registers the preferred shares underlying the ADSs with the Central Bank and may remit dividends, sales proceeds or other amounts with respect to registered preferred shares outside Brazil.

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciation of the Brazilian currency that occurs before the dividends are converted. Under Brazilian corporate law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates. See “Item 10. Additional Information—E. Taxation—Material Brazilian Tax Considerations.”

Holders of ADSs have the benefit of the electronic registration obtained from the Central Bank, which permits the depositary and the custodian to convert dividends and other distributions or sales proceeds with respect to the preferred shares represented by ADSs into foreign currency and remits the proceeds outside Brazil. In the event the holder exchanges the ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary’s registration for five business days after the exchange. Thereafter, in order to convert foreign currency and remit outside Brazil the sales proceeds or distributions with respect to the preferred shares, the holder must obtain a new registration in its own name that will permit the conversion and remittance of such payments. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Capital Stock—Regulation of Foreign Investment.”

Pursuant to Brazilian legislation, the federal government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments.

Interest Attributable to Shareholders’ Equity

Brazilian companies are permitted to pay “interest” to holders of equity securities and treat such payments as an expense for Brazilian income tax purposes and for social contribution purposes. This is in order to encourage equity investment, as opposed to indebtedness, to finance corporate activities. Payment of interest attributable to shareholders’ equity may be made at the discretion of our board of directors, subject to the approval of shareholders at a general shareholders’ meeting. The amount of any such notional “interest” payment to holders of equity securities is limited in respect of any particular year to the daily pro rata variation of the long-term interest rate (Taxa de Juros de Longo Prazo), or TJLP, as determined by the Central Bank from time to time, and may not exceed the greater of:

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

Payment of interest to a holder that is not domiciled in Brazil for Brazilian tax and regulatory purposes, or a “non‑Brazilian holder,” is subject to withholding income tax at the rate of 15%, or 25% if the non-Brazilian holder is domiciled in a country or location that does not impose income tax or where the income tax rate is lower than 20%, or a Low or Nil Tax Jurisdiction, or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficial owner of the income derived from transactions carried out and attributable to a non-Brazilian holder. A reduced 17% threshold, as opposed to 20%, applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules established by Brazilian tax authorities. These payments may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest attributable to shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend.

Pursuant to Brazilian legislation, the sum of the amount distributed as interest attributable to shareholders’ equity and as dividends must be at least equal to the mandatory dividend. For IFRS accounting purposes, interest attributable to shareholders’ equity is deducted from shareholders’ equity in a manner similar to a dividend. Any payment of interest in respect of preferred shares (including the ADSs) is subject to Brazilian withholding income tax at the rate of 15%, or 25% in the case of a shareholder domiciled in a Low or Nil Tax Jurisdiction or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficial owner of the income derived from transactions carried out and attributable to a non-Brazilian holder (see “Item 10. Additional Information—E. Taxation—Material Brazilian Tax Considerations”). If such payments are accounted for, at their net value, as part of any mandatory dividend, the tax is withheld and collected by the company on behalf of its shareholders, upon distribution of the interest. In case we distribute interest attributable to shareholders’ equity in any year, and that distribution is not accounted for as part of the mandatory distribution, Brazilian income tax withheld by the company would be borne by shareholders.

Under our bylaws, interest attributable to shareholders’ equity may be treated as a dividend for purposes of the mandatory dividend.

Dividend Policy

We declare and pay dividends and/or interest attributable to shareholders’ equity, as required by Brazilian corporate law and our bylaws. The distribution of dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common shares. The amount of any distributions depends on many factors, including our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and shareholders. We have not distributed dividends in the last five years and, within the context of our tax planning, we may continue to determine that it is to our benefit to distribute interest on shareholders’ equity. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—Holders of the ADSs and our preferred shares may not receive any dividends.”

B.     Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial condition or results of operations since December 31, 2019.

ITEM 9.      The Offer and Listing

A.     Offer and Listing Details

In the United States, our preferred shares trade in the form of ADSs. Each ADS represents two preferred shares. The ADSs are issued by the depositary pursuant to a deposit agreement. The ADSs commenced trading on the NYSE on June 24, 2004 under the ticker “GOL.” Our preferred shares trade on the B3 under the ticker “GOLL4.” As of December 31, 2019, the ADSs represented 20.7% of our preferred shares and 41.4% of our current global public float.

B.     Plan of Distribution

Not applicable.

C.     Markets

Trading on the B3

All securities are traded on the B3, with the exception of electronically-traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange, and securities traded on over-the-counter markets. The B3 is one of the largest exchanges worldwide in terms of market value, the second largest in the Americas and the leading exchange in Latin America. The B3 has three special listing segments that adopt additional and more stringent corporate governance requirements: Novo Mercado and Special Corporate Governance Levels 1 and 2.

When shareholders trade in common and preferred shares on the B3, the trade is settled in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the Central Depositary (Central Depositária) of the B3.

The B3 is a for-profit listed company that has regulatory authority over its trading markets. Trading on the B3 is limited to member brokerage firms and a limited number of authorized nonmembers. The B3 has two open outcry trading sessions each day from 10:00 a.m. to 6:00 p.m., São Paulo time, for all securities traded on all markets. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the B3 and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional).

In order to better control volatility, the B3 adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the B3 fall below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2019, the aggregate market capitalization of the B3 was R$4.8 trillion and the 10 largest companies listed on the B3 represented approximately 47.0% of the total market capitalization of all listed companies. In contrast, as of December 31, 2019, the aggregate market capitalization of the NYSE was US$27.6 trillion. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—The relative volatility and illiquidity of the Brazilian securities markets, and securities issued by airlines in particular, may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.”

Trading on the B3 by a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 4,373, of the National Monetary Council (Conselho Monetário Nacional), or CMN, or Resolution No. 4,373. Resolution No. 4,373 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearinghouse. Such financial institutions and clearinghouses must be duly authorized by the Central Bank and the CVM. In addition, Resolution No. 4,373 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 4,373 to other non‑Brazilian holders through a private transaction. See “Item 10. Additional Information—E. Taxation—Material Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 4,373.

Corporate Governance Practices

The B3’s three special listing segments, known as Level 1 and 2 of Differentiated Corporate Governance Practices and the Novo Mercado seek to foster a secondary market for securities issued by Brazilian companies and listed on the B3 by encouraging best practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

In May 2004, we entered into an agreement with the B3 to comply with the requirements of a Level 2 company. In addition, we have granted tag-along rights that entitle our preferred shareholders to receive 35 times the price paid per common share of controlling block shareholders in connection with a transaction resulting in a transfer of control of our company and we prepare quarterly financial statements in accordance with IFRS. We were included in the following indexes: (i) since 2005: IbrX-100 (Índice Brasil, Index Brazil), IGC (Índice de Ações com Governança Corporativa Diferenciada, Special Corporate Governance Index), ITAG (Índice de Ações com Tag Along Diferenciado, Special Tag Along Stock Index) and MSCI (Morgan Stanley Capital International Index), (ii) since 2006: IbrX-50 (Índice Brasil 50, Index Brazil 50) and (iii) since 2007: Índice B3.

Regulation of the Brazilian Securities Market

The Brazilian securities markets are regulated by the CVM, which also has regulatory authority over the stock exchanges, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by Law No. 10,198 dated February 14, 2001, Law No. 10,303 dated October 31, 2001 and Law No. 10,411 dated February 26, 2002, which introduced new concepts and several changes to Law No. 6,385 dated December 7, 1976, as amended and supplemented, the principal law governing the Brazilian securities markets, through Brazilian corporate law and regulations issued by the CVM, the CMN and the Central Bank. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, criminal sanctions for insider trading and price manipulation, and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

Under Brazilian corporate law, a company is either publicly held (companhia aberta) or privately held (companhia fechada). All listed companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with the CVM may trade its securities either on the B3 or in the Brazilian over‑the-counter market. Shares of companies listed on the B3 may not simultaneously trade on the Brazilian over‑the-counter market. The shares of a listed company may also be traded privately, subject to several limitations. To be listed on the B3, a company must apply for registration with the B3 and the CVM.

The trading of securities on the B3 may be halted at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of the B3 or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or the B3.

Trading on the B3 by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for the preferred shares underlying the ADSs must, on behalf of the depositary for the ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends or any other cash distributions or upon the disposition of the shares and proceeds thereof. If you exchange your ADSs for preferred shares, you will be entitled to continue to rely on the custodian’s electronic foreign capital registration for five business days after the exchange. Thereafter, you may not be able to obtain and remit abroad non-Brazilian currency upon the disposition of or distributions relating to the preferred shares and will be subject to a less favorable tax treatment on gains with respect to the preferred shares, unless you obtain a new electronic foreign capital registration in your own name. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Capital Stock—Regulation of Foreign Investment.”

D.     Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.      Expenses of the Issue

Not applicable.

ITEM 10.   Additional Information

A.     Share Capital

Not applicable.

B.     Memorandum and Articles of Association

We were formed on March 12, 2004 as a stock corporation (sociedade anônima) duly incorporated under the laws of Brazil with unlimited duration. We are registered with the São Paulo Commercial Registry (Junta Comercial do Estado de São Paulo) under NIRE 35.300.314.441.

Description of Capital Stock

General

As of December 31, 2019, our share capital comprised 2,863,682,710 common shares and 273,868,123 preferred shares, each with no par value. As a result of our capital increase approved by our board of directors on April 30, 2020, as of the date of this annual report, our share capital comprises 2,863,682,710 common shares and 273,879,123 preferred shares, each with no par value.

In December 2018, our controlling shareholder, FIP Volluto, transferred our preferred shares that it held to MOBI FIA, owned by the same beneficial owners of FIP Volluto. FIP Volluto, which holds 100% of our common shares, continues to be our direct controlling shareholder.

Issued Share Capital

Under our bylaws, our authorized capital as of December 31, 2019 was R$6 billion, and can be increased by the issuance of preferred or common shares, after approval by our board of directors. Our shareholders must approve any capital increase that exceeds our authorized capital. Under our bylaws and Brazilian corporate law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their holdings. See “—Preemptive Rights.”

Regulation of Foreign Investment

There are no general restrictions on ownership of our preferred shares or common shares by individuals or legal entities domiciled outside Brazil, except for those regarding airline companies (see “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Civil Aviation Market”). However, the right to convert dividend payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank.

Foreign investors may register their investment under Resolution No. 4,373, which permits them to convert dividends, other distributions and sales proceeds received in connection with registered investments into foreign currency and to remit such amounts abroad. Resolution No. 4,373 affords favorable tax treatment to foreign investors who are not residents in a Low or Nil Tax Jurisdiction. See “E. Taxation—Material Brazilian Tax Considerations.”

Under Resolution No. 4,373, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 4,373, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad. Investors may not transfer ownership of investments made under Resolution No. 4,373 to other non-Brazilian holders through private transactions.

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

A non-Brazilian holder of preferred shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. This delay may adversely affect the amount in U.S. dollars received by the non‑Brazilian holder.

A registration has been obtained in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions we make with respect to our preferred shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s registration for five business days after such exchange, following which such holder must seek to obtain its own registration with the Central Bank.

Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless the holder is a duly qualified investor under Resolution No. 4,373.

A holder of our preferred shares that does not qualify under Resolution No. 4,373 will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution No. 4,373, residents in a Low or Nil Tax Jurisdiction are subject to less favorable tax treatment than other foreign investors. See “Taxation—Material Brazilian Tax Considerations.”

Brazilian legislation provides that the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. There can be no assurance that the Brazilian government will not impose restrictions on foreign repatriations, as it has done in the past. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil.”

Description of Preferred Shares

According to our bylaws, our preferred shares are non-voting and have the right to receive dividends per share equal to 35 times the value of the dividends received per common share. However, under certain limited circumstances provided for under Brazilian corporate law and as described in this section, holders of our preferred shares may be entitled to vote. In the case of a liquidation, holders of our preferred shares would be entitled to receive distributions prior to the holders of our common shares and at a value of 35 times the value attributable to each common share.

According to our bylaws, holders of our preferred shares are entitled to be included in a public tender offer in case our controlling shareholder sells its controlling stake in us and the minimum price to be offered for each preferred share is 35 times the price paid per share of the controlling stake.

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

Redemption and Rights of Withdrawal

Under Brazilian corporate law, a dissenting or non-voting shareholder has the right to withdraw from a company and be reimbursed for the value of the preferred or common shares held whenever a decision is taken at a general shareholders’ meeting by a vote of shareholders representing at least 50% of the total outstanding voting capital to:

•        create a new class of preferred shares or increase disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by our bylaws (our bylaws allow us to do so);

•        modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares or create a new class with greater privileges than the existing classes of preferred shares;

•        reduce the mandatory distribution of dividends;

•        merge or consolidate us with another company;

•        participate in a group of companies as defined in Brazilian corporate law and subject to the conditions set forth therein;

•        change our corporate purpose, including a sale of our voting control to a third party;

•        transfer all of our shares to another company or receive shares of another company in order to make the company whose shares were transferred a wholly owned subsidiary of such company, known as incorporação de ações;

•        conduct a spin-off that results in (i) a change of our corporate purposes, except if the assets and liabilities of the spin-off company are contributed to a company that is engaged in substantially the same activities, (ii) a reduction in the mandatory dividend or (iii) any participation in a centralized group of companies, as defined under Brazilian corporate law; or

•        dissolution of the company or terminating a state of liquidation.

In the event that the entity resulting from a merger, consolidation, incorporação de ações or spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal right.

If there is a resolution to (i) merge or consolidate us with another company, (ii) conduct an incorporação de ações, (iii) participate in a group of companies, as defined under Brazilian corporate law, or (iv) acquire control of another company, withdrawal rights are exercisable only if our shares do not satisfy certain tests of liquidity and dispersal of the type or class of shares in the market at the time of the general meeting. Only holders of shares adversely affected by the changes in items (i) and (ii) above may withdraw their shares.

The right of withdrawal lapses 30 days after publication of the minutes of the relevant general shareholders’ meeting that approved the corporate actions described above. In the case of the changes mentioned in items (i) and (ii) above, the resolution is subject to confirmation by the preferred shareholders, which must be obtained at a special meeting held within one year. In those cases, the 30-day term is counted from the date of publication of the minutes of the special meeting. We would be entitled to reconsider any action triggering appraisal rights within 10 days following the expiration of such rights if the redemption of shares of dissenting or non-voting shareholders would jeopardize our financial stability. Shares to be purchased by us from the dissenting or non‑voting shareholders exercising appraisal rights will be valued at an amount equal to the lesser of the portion attributable to such shares of our shareholders’ equity as shown on the last balance sheet approved at a general shareholders’ meeting (book value) and the portion attributable to such shares of the economic value of the company, pursuant to an appraisal report produced in accordance with the provisions of Brazilian corporate law. If more than 60 days have elapsed since the date of such balance sheet, dissenting shareholders may require that the book value of their shares be calculated on the basis of a new balance sheet. As a general rule, shareholders who acquire their shares after the first notice convening the general shareholders’ meeting or after the relevant press release concerning the meeting is published will not be entitled to appraisal rights.

For purposes of the right of withdrawal, the concept of “dissenting shareholder” under Brazilian corporate law includes not only those shareholders who vote against a specific resolution, but also those who abstain from voting, who fail to attend the shareholders’ meeting or who do not have voting rights.

Preemptive Rights

Each of our shareholders generally has a preemptive right to subscribe for shares or convertible securities in any capital increases in proportion to its shareholdings. A minimum period of 30 days, unless a shorter period is established by our board of directors, following the publication of notice of the capital increase is allowed for the exercise of the right and the right is negotiable. In the event of a capital increase which would maintain or increase the proportion of capital represented by preferred shares, holders of ADSs or preferred shares would have preemptive rights to subscribe only to newly issued preferred shares.

In the event of a capital increase which would reduce the proportion of capital represented by preferred shares, holders of ADSs or preferred shares would have preemptive rights to subscribe for preferred shares in proportion to their shareholdings and for common shares only to the extent necessary to prevent dilution of their equity participation. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares.” Our bylaws provide that our board of directors may, within the limit of our authorized capital, withdraw preemptive rights to shareholders in connection with an increase in share capital through sale in stock exchanges, public offerings or public exchange offers. In addition, Brazilian corporate law provides that the grant or exercise of stock options pursuant to certain stock option plans is not subject to preemptive rights.

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

•        approval of any valuation of assets to be delivered to the company in payment for shares issued in a capital increase;

•        appointment of an expert to ascertain the fair value of the company in connection with any deregistration and delisting tender offer;

•        changes to the rights attributable to preferred shares approved by shareholders on March 23, 2015;

•        any changes to these voting rights; and

•        approval of a change of our corporate purpose.

In case our controlling shareholder holds an economic interest in us equal to or less than 50%, the approval of the certain matters referred to above will depend on the prior approval by an extraordinary shareholders’ meeting.

Holders of preferred shares are entitled to attend and participate in shareholders’ meetings. Brazilian corporate law provides that non-voting shares, such as preferred shares, may acquire voting rights if the company fails to distribute fixed or minimum dividends in connection with such shares for three consecutive fiscal years and will retain such voting rights until the distribution of such fixed or minimum dividends. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—Holders of the ADSs and our preferred shares may not receive any dividends.”

According to Brazilian corporate law, any change in the preferences or rights of our preferred shares, or the creation of a class of shares having priority over our preferred shares, unless such change is authorized by our bylaws, would require the approval of our preferred shareholders in a special shareholders’ meeting in addition to approval by a majority of the holders of our outstanding voting shares. The holders of preferred shares would vote as a class at the special meeting.

Brazilian corporate law grants (i) holders of preferred shares without voting rights (or with restricted voting rights) representing 10% of the total issued capital stock and (ii) holders of our common shares that are not part of the controlling group, and represent at least 15% of the voting capital stock, the right to appoint a member to the board of directors, by voting at the annual shareholders’ meeting. If none of the non-controlling holders of our common or preferred shares meets the respective thresholds described above, holders of our preferred or common shares representing at least 10% of our share capital would be able to combine their holdings to appoint one member and an alternate to our board of directors. Such rights may only be exercised by those shareholders who prove that they have held the required stake with no interruption during at least three months prior to our annual shareholders’ meeting.

Holders of our common shares are entitled to certain rights that cannot be amended by changes in our bylaws or at a general shareholders’ meeting, which include (i) the right to vote at general shareholders’ meetings, (ii) the right to participate in distributions of dividends and interest attributable to shareholders’ equity and to share in the remaining assets of the company in the event of liquidation, (iii) preemptive rights in certain circumstances and (iv) the right to withdraw from the company in certain cases. In addition to those rights, the bylaws or a majority of the voting shareholders may establish additional rights and, likewise, remove them. Level 2 of Differentiated Corporate Governance Practices provides for the grant of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions.

Controlling shareholders may nominate and elect a majority of the members of the board of directors of Brazilian companies. In a Brazilian company, management is not entitled to nominate directors for election by the shareholders. Non-controlling shareholders and holders of non-voting shares are entitled to elect representatives to the board, as described above. Holders of a threshold percentage of the voting shares may also request, up to 48 hours prior to any general shareholders’ meeting, that the election of directors be subject to cumulative voting. The threshold percentage required for cumulative voting for a corporation such as ours is 5% of the outstanding shares. Shareholders who vote to elect a representative of the non-controlling shareholders may not cast cumulative votes to elect other members of the board.

Our bylaws also provide that if our controlling shareholder at any time holds an economic interest in us equal to or less than 35% and greater than 15%, at least 40% of the directors shall be independent and the preferred shareholders shall have the right to elect one of the independent directors. Also, if our controlling shareholder at any time holds an economic interest in us equal to or less than 15% and greater than 7.5%, at least 50% of the directors shall be independent and the preferred shareholders shall have the right to elect two of the independent directors. If our controlling shareholder at any time holds an economic interest in us equal to or less than 7.5%, at least 60% of the directors shall be independent and the preferred shareholders shall have the right to elect two of the independent directors.

Conversion Right

Our shareholders may, at any time, convert common shares into preferred shares, at the rate of 35 common shares to one preferred share, to the extent such shares are duly paid and provided that the amount of preferred shares does not exceed 50% of the total amount of shares outstanding. Any request for conversion must be delivered to our board of executive officers and, upon approval by our board of executive officers, must be confirmed by our board of directors at the first meeting after the date of the request for conversion. The conversion is subject to transfer restrictions, as explained below.

Transfer Restrictions

Our controlling shareholder, as established on March 23, 2015, must hold at least 15,731,925 of our preferred shares. Transfers of common shares owned by the controlling shareholder or of preferred shares resulting from the conversion of common shares are subject to the restrictions below:

a) The transfer of common shares owned by the controlling shareholder or of preferred shares resulting from the conversion of common shares, in one or more private transactions, outside of an exchange or organized over‑the‑counter market, are only allowed, independently of the percentage of common shares or preferred shares subject to such transaction, if the acquirer of those common shares or preferred shares agrees not to transfer the acquired shares on an exchange or organized over-the-counter market for 12 months commencing on the date of the transaction. In these cases, the controlling shareholder cannot make a new private transfer, outside of a stock exchange or a block trade, of common shares or preferred shares resulting from the conversion of common shares for six months commencing on the date of the transaction.

b) Any subsequent private transfer of the shares initially transferred by the controlling shareholder pursuant to the terms of item (a) above within the 12 month period can only occur if the new acquirer agrees not to transfer such shares on an exchange or organized over-the-counter market until the end of the 12 months commencing on the date that such shares were transferred by the controlling shareholder.

c) Except in the case of an organized sale process, as provided below, the controlling shareholder cannot transfer, in any transaction on an exchange or organized over-the-counter market, a number of preferred shares that represents an economic interest greater than 3%. Any sale on an exchange or organized over-the-counter market automatically impedes the controlling shareholder from making a new transfer of preferred shares, on an exchange or organized over-the-counter market, for at least six months commencing on the date such sale occurs.

d) The transfer of preferred shares that represent an economic interest greater than 3% can only be made through a public offering registered with the CVM. In this case, the controlling shareholder will be subject only to the transfer restrictions that are part of the public offering.

All transfer restrictions above cease definitively and immediately upon (i) a public tender offer for the acquisition of shares as a result of the transfer of control of our company or (ii) the controlling shareholder holding an amount of shares in our company that represents an economic interest equal to or less than 15%.

Special and General Meetings

Unlike the laws governing corporations incorporated under the laws of the State of Delaware, Brazilian corporate law does not allow shareholders to approve matters by written consent obtained as a response to a consent solicitation procedure. All matters subject to approval by shareholders must be approved in a general shareholders’ meeting, duly convened pursuant to the provisions of Brazilian corporate law. Shareholders may be represented at a shareholders’ meeting by attorneys-in-fact who are (i) shareholders of the corporation, (ii) a Brazilian attorney, (iii) a member of management or (iv) a financial institution.

General and special shareholders’ meetings may be called by publication of a notice in the Diário Oficial do Estado de São Paulo and in a newspaper of general circulation in our principal place of business at least 15 days prior to the meeting. Special meetings are convened in the same manner as general shareholders’ meetings and may occur immediately before or after a general meeting.

At duly called and convened meetings, our shareholders are empowered to take any action regarding our business. Shareholders have the exclusive right, during our annual shareholders’ meetings required to be held within 120 days of the end of our fiscal year, to approve our financial statements and to determine the allocation of our net income and the distribution of dividends related to the fiscal year immediately preceding the meeting. The members of our board of directors are generally elected at annual shareholders’ meetings. However, according to Brazilian corporate law, they can also be elected at extraordinary shareholders’ meetings. At the request of shareholders holding a sufficient number of shares, a fiscal board can be established and its members elected at any shareholders’ meeting.

An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year. Our shareholders may take the following actions, among others, exclusively at shareholders’ meetings:

•        election and dismissal of the members of our board of directors and our fiscal board (if installed);

•        approval of the aggregate compensation of the members of our board of directors and board of executive officers, as well as the compensation of the members of the fiscal board (if installed);

•        amendment to our bylaws;

•        approval of our merger, consolidation or spin-off;

•        approval of our dissolution or liquidation, as well as the election and dismissal of liquidators and the approval of their accounts;

•        grants of stock awards and approval of stock splits or reverse stock splits;

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

•        approval of any primary public offering of our shares or securities convertible into our shares; and

•        deliberation upon any matter submitted by our board of directors.

Anti-Takeover Provisions

Our bylaws require any party that acquires our control to extend a tender offer for common and preferred shares held by non-controlling shareholders to the controlling shareholder. The price of the public tender offer must be (i) the price paid per share of the block of control, for the holders of our common shares, and (ii) equal to 35 times the price paid for the block of control for the owners of our preferred shares.

Arbitration

In connection with our listing on the Level 2 listing segment, we and our controlling shareholder, directors, officers and the members of our fiscal board have undertaken to refer to the B3 Arbitration Chamber any and all disputes, including between us and our shareholders, relating to or derived from the enforceability, validity, applicability, interpretation or breach of Brazilian corporate law, our bylaws, rules published by the CMN, the Brazilian Central Bank or the CVM and other rules applicable to the Brazilian capital markets in general, including Level 2 rules, the Level 2 listing agreement, Level 2 sanctions regulations and the rules of the B3 Arbitration Chamber. See “Item 9. The Offer and Listing—C. Markets.”

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

Going Private Process

Pursuant to our bylaws, we may become a privately-held company only if we, our controlling shareholder or our group of controlling shareholders make a public tender offer for all outstanding shares.

According to the Level 2 regulations and our bylaws, the minimum price of the shares in the public tender offer required to be made in case we go private must be equivalent to the economic value determined in the appraisal report prepared by a specialized and independent company, with renowned expertise, to be selected at the annual shareholders’ meeting from among the three companies suggested by the board of directors.

In addition to the requirements set out in the Level 2 regulations and our bylaws, according to Brazilian corporate law, our registration as a publicly held company with shares traded on stock exchanges will be canceled only if we or our direct or indirect controlling shareholder make a public tender offer for the total outstanding shares in the market (which may be the same tender offer required by Level 2 regulations and our bylaws), at a fair value, for a price at least equal to our valuation, determined based on the following criteria, separately or jointly adopted: (i) shareholders’ equity book value, shareholders’ equity at market price, (ii) discounted cash flow, (iii) multiple comparisons and (iv) market price of our shares or any other criteria accepted by the CVM. Shareholders holding at least 10% of our outstanding shares may require our management to review the price offered for the shares and, in this event, our management shall call a special shareholders’ meeting to determine whether to perform another valuation using the same or a different valuation method. Such request must be made within 15 days following the disclosure of the price to be paid for the shares in the public tender offer, and shall be duly justified. The shareholders who make such request, as well as those who vote in its favor, must reimburse us for any costs involved in preparing the new valuation if the valuation price is lower than or equal to the original valuation price. If the new valuation price is higher than the original valuation price, the public tender offer must be made at the new valuation price.

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

If our share control is transferred within the 12 months subsequent to delisting from the Level 2, the selling controlling shareholder and the buyer must offer to buy from our other shareholders their shares at the price and conditions provided to the selling controlling shareholder, adjusted for inflation.

After delisting from the Level 2 segment, we may not request the listing of our shares on the Level 2 segment for two years subsequent to the cancellation, except if there is a subsequent change of our share control.

30% Tender Offer

Any person or group of persons that acquires or becomes the beneficial owner of our shares that represents an economic interest in us equal to or greater than 30%, independent of whether the shareholder was a shareholder of our company prior to the specific transaction that results in the ownership of these shares, must launch a public tender offer for the acquisition of all of our outstanding shares.

Form and Transfer

Because our preferred shares are in registered book-entry form, Banco Itaú S.A., as registrar, must effect any transfer of shares by an entry made in its books, in which it debits the share account of the transferor and credits the share account of the transferee. When our shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our registrar by a representative of a brokerage firm or the stock exchange’s clearing system. Transfers of shares by a foreign investor are executed in the same way by that investor’s local agent on the investor’s behalf except that, if the original investment were registered with the Central Bank pursuant to Resolution No. 4,373, the foreign investor should also seek amendment through its local agent, if necessary, of the electronic registration to reflect the new ownership. The B3 operates a clearinghouse. The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in the register of our beneficial shareholders that is maintained by the B3’s clearinghouse and will be treated in the same way as registered shareholders.

C.     Material Contracts

Our material contracts are directly related to our operating activities, such as contracts related to aircraft leasing and fuel supply as well as contracts related to our concession to operate as a commercial airline. We do not have material contracts that are not related to our operating activities.

Aircraft General Terms Agreement between The Boeing Company and GAC

In 2004 and 2012, we entered into an agreement, as amended, with Boeing for the purchase of aircraft, installation of buyer furnished equipment provided by us, customer support services and product assurance. In addition to the aircraft supplied, Boeing provides maintenance training and flight training programs, as well as operations engineering support.

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

Resolution No. 4,373 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program was approved under Resolution No. 1,927, Annex V, revoked by Resolution No. 4,373 and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs are entitled to favorable tax treatment under certain circumstances. See “E. Taxation—Material Brazilian Tax Considerations.”

E.     Taxation

The following discussion addresses the material Brazilian and U.S. federal income tax consequences of acquiring, holding and disposing of our preferred shares or the ADSs.

This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our preferred shares or the ADSs and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Brazilian and U.S. federal income tax considerations applicable to any particular holder. It is based upon the tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and U.S. federal income tax consequences to it of an investment in our preferred shares or the ADSs. This discussion is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement between us, the depositary bank and the registered holders and beneficial owners of the ADSs, and any related documents, will be performed in accordance with its or their terms.

Although there is no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. We cannot assure you, however, as to whether or when a treaty will enter into force or how it will affect holders of our preferred shares or the ADSs.

Material Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of acquiring, owning and disposing of our preferred shares or the ADSs for any holder that is not considered domiciled in Brazil, or a non-Brazilian holder, for purposes of Brazilian taxation.

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

In this context, it should be noted that Law No. 11,638, dated December 28, 2007, or Law 11,638, significantly altered Brazilian corporate law in order to further align the Brazilian generally accepted accounting standards with the IFRS. Nonetheless, Law No. 11,941 dated May 27, 2009, introduced the Transitory Tax Regime, or the RTT, in order to render neutral, from a tax perspective, all the changes brought by Law 11,638. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria as they were effective as of December 31, 2007.

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

The deposit of preferred shares in exchange for ADSs may be subject to Brazilian tax on capital gains at rates ranging from 15% to 22.5%, or 25% in the case of investors domiciled in a Low or Nil Tax Jurisdiction, as defined below, if the acquisition cost of the preferred shares is lower than (i) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit or (ii) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the preferred shares calculated as described above, may be considered to be a capital gain subject to taxation. In some circumstances, there may be arguments to sustain that such taxation is not applicable in the case of a non-Brazilian holder that is a 4,373 Holder (as defined below) and is not resident in a Low or Nil Tax Jurisdiction, as defined below.

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

Material U.S. Federal Income Tax Consequences

The following discussion describes the material U.S. federal income tax consequences of purchasing, holding and disposing of our preferred shares or the ADSs. This discussion applies only to beneficial owners of ADSs or preferred shares that are U.S. Holders (as defined below). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed Treasury Regulations, administrative pronouncements by the U.S. Internal Revenue Service, or the IRS, and judicial decisions. This summary does not describe any state, local or non-U.S. tax law considerations or any aspect of U.S. federal tax law (such as estate tax, gift tax, alternative minimum tax or Medicare tax on net investment income) other than income taxation. U.S. Holders should consult their own tax advisors regarding these matters.

This discussion does not purport to address all U.S. federal income tax consequences that may be relevant to a particular U.S. Holder and you are urged to consult your own tax advisor regarding your specific tax situation. This discussion applies only to U.S. Holders who hold preferred shares or ADSs as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code and does not address the tax consequences that may be relevant to U.S. Holders in special tax situations including, for example:

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

•        a “controlled foreign corporation”;

•        certain taxpayers who file applicable financial statements required to recognize income when the associated revenue is reflected on such financial statements; or

•        U.S. Holders that own, directly, indirectly or constructively, 10% or more of the total combined voting power, if any, of our voting stock, or 10% or more of the total value of shares of all classes of our stock.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Company Rules.”

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

For U.S. federal income tax purposes, a U.S. Holder of an ADS will generally be treated as the beneficial owner of the preferred shares represented by the ADS. See “—Distributions on Preferred Shares or ADSs.”

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

The ADSs are listed on the NYSE, and therefore the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or will remain readily tradable. Subject to the discussion of PFIC rules below, based upon the nature of our current and projected income, assets and activities, we do not believe the preferred shares or the ADSs have been (for our 2019 taxable year), nor do we expect them to be (for our 2020 taxable year), shares of a PFIC for U.S. federal income tax purposes.

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

If a Brazilian tax is withheld on the sale, exchange or other taxable disposition of a preferred share or ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Brazilian tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a preferred share or ADS generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a sale, exchange or other taxable disposition of a preferred share or ADS that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for an ADS or preferred share, as the case may be, that is not registered pursuant to Resolution No. 4,373, on which a Brazilian capital gains tax is imposed (see above under “—Material Brazilian Tax Considerations—Taxation of Gains”)), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources in the appropriate income category. Alternatively, if available, the U.S. Holder may take a deduction for the Brazilian tax if it does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued during the taxable year.

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

If, contrary to the discussion above, we are treated as a PFIC, a U.S. Holder would be subject to special rules (and may be subject to increased U.S. federal income tax liability and form filing requirements) with respect to (i) any gain realized on the sale, exchange or other disposition of preferred shares or ADSs and (ii) any “excess distribution” made by us to the U.S. Holder (generally, any distribution during a taxable year in which distributions to the U.S. Holder on the preferred shares or ADSs exceed 125% of the average annual distributions the U.S. Holder received on the preferred shares or ADSs during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for the preferred shares or ADSs). Under those rules, (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which we were a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which we were a PFIC.

In general, if we are treated as a PFIC, the rules described above can be avoided by a U.S. Holder that elects to be subject to a mark-to-market regime for stock in a PFIC. A U.S. Holder may elect mark-to-market treatment for its preferred shares or ADSs, provided the preferred shares or ADSs, for purposes of the PFIC rules, constitute “marketable stock” as defined in U.S. Treasury regulations. The ADSs will be “marketable stock” for this purpose if they are regularly traded on the NYSE, other than in de minimis quantities on at least 15 days during each calendar quarter. A U.S. Holder electing the mark-to-market regime generally would compute gain or loss at the end of each taxable year as if the preferred shares or ADSs had been sold at fair market value. Any gain recognized by the U.S. Holder under mark-to-market treatment, or on an actual sale, would be treated as ordinary income, and the U.S. Holder would be allowed an ordinary deduction for any decrease in the value of preferred shares or ADSs as of the end of any taxable year, and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of preferred shares or ADSs would be a capital loss to the extent in excess of previously included mark-to-market income not offset by previously deducted decreases in value. A U.S. Holder’s adjusted tax basis in preferred shares or ADSs would increase or decrease by gain or loss taken into account under the mark-to-market regime. A mark-to-market election is generally irrevocable. If we are determined to be a PFIC, a U.S. Holder may be treated as indirectly holding any subsidiary of ours that is itself a PFIC (a lower-tier PFIC) and may be subject to the PFIC rules on indirect distributions or sales of the lower-tier PFIC, even if the U.S. Holder does not receive of the proceeds of such distribution or sales. In addition, a mark-to-market election with respect to preferred shares or ADSs would not apply to any lower-tier PFIC, and a U.S. Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, the PFIC rules could apply with respect to income of a lower-tier PFIC, the value of which would already have been taken into account indirectly via mark-to-market adjustments in respect of preferred shares or ADSs.

If we are deemed to be a PFIC for a taxable year, dividends on the ADSs would not be “qualified dividend income” subject to preferential rates of Unites States federal income tax, as described above. See “—Distributions on Preferred Shares or ADSs.”

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

“Specified Foreign Financial Asset” Reporting

Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their U.S. federal income tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to our preferred shares or the ADSs and the application of this legislation to their particular situation.

Other Brazilian Taxes

You should note that any Brazilian IOF/Exchange or IOF/Bonds tax may not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code. You should consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.

F.      Dividends and Paying Agents

Not applicable.

G.     Statement by Experts

Not applicable.

H.     Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.W., Washington D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at +1 (800) SEC-0330. In addition, the SEC maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials, annual reports on Form 20-F and reports on Form 6-K.

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

We will send the depositary a copy of all notices that we give relating to meetings of our shareholders or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The depositary will make all these notices, reports and communications received from us available for inspection by registered holders of the ADSs at its office. The depositary will mail copies of those notices, reports and communications to you if we ask the depositary to do so and furnish sufficient copies of materials for that purpose.

We also file financial statements and other periodic reports with the CVM, located at Rua Sete de Setembro, 111, Rio de Janeiro, State of Rio de Janeiro, 20050-901, Brazil.

I.       Subsidiary Information

Not applicable.

ITEM 11.   Quantitative and Qualitative Disclosures about Market Risk

The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes to the price of fuel, the real/U.S. dollar exchange rate and interest rates. We purchase jet fuel at prevailing market prices, but seek to manage market risk through execution of a documented hedging program. We incur a portion of our operating costs and expenses in U.S. dollars. As of December 31, 2019, we have a total fleet of 137 aircraft, all under leases. However, fixed rate leases are not considered market sensitive financial instruments and, therefore, are not included in the interest rate sensitivity analysis below.

Aircraft Fuel

Our results of operations are affected by changes in the price of aircraft fuel required to operate our aircraft fleet. To manage price risk, we have entered and may enter into crude oil and heating oil derivative contracts. Additionally, we enter into real denominated contracts for crude oil and heating oil with our supplier. All contracts settle on a monthly basis and we do not purchase or hold instruments for trading purposes. As of December 31, 2019, we had derivatives to protect approximately (i) 68.2% of our expected fuel consumption for the year of 2020 and (ii) 16.6% of our expected fuel consumption for 2021. We acquire substantially all of our fuel from one supplier, Petrobras Distribuidora. For more information on our fuel costs and supply, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and the Brazilian Airline Industry—Substantial fluctuations in fuel costs would harm us.”

Foreign Currencies

A significant part of our operating costs and expenses, including aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. In addition, a portion of our indebtedness, all of our finance leases and some of our cash and cash equivalents and short-term investments are also denominated in U.S. dollars. To manage exchange rate risk, we enter into derivative contracts to protect against a possible depreciation of the real in relation to the U.S. dollar. As of December 31, 2019, we had U.S. dollar currency derivative contracts outstanding to hedge our expected operational expenses exposure linked to the U.S. dollar. As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation or depreciation of the real against the U.S. dollar would have resulted in an increase or a decrease, in our results of operations, respectively, of approximately R$1,180.5 million in our financial results with exchange rate variation, due to our net exposure to foreign currencies of R$11,804.5 million as of December 31, 2019. For more information on the exchange rate risk we face, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Exchange rate instability may materially and adversely affect us.”

Interest Rates

Our results are affected by changes in interest rates mainly due to the impact on our interest expenses resulting from part of our indebtedness and variable-rate financial lease contracts, as well as interest income from our financial investments. A hypothetical 10% increase or decrease in interest rates would have resulted in a R$21.0 million increase or a decrease, respectively, in our net interest expenses. These amounts are determined considering the effects of hypothetical international interest rates on our indebtedness, variable-rate financial lease contracts and financial investments as of December 31, 2019.

For additional information on our market risks, see note 33 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 12.   Description of Securities other than Equity Securities

A.     American Depositary Shares

In the United States, our preferred shares trade in the form of ADSs. Each ADS represents two preferred shares, issued by the depositary pursuant to a deposit agreement. As an ADS holder, we do not treat you as one of our shareholders and you do not have shareholder rights. Brazilian law governs shareholder rights. The depositary is the holder of the preferred shares underlying your ADSs. As a registered holder of ADSs, you have ADS holder rights.

Fees and Expenses

The following table summarizes the fees and expenses payable by holders of ADSs:

Persons depositing preferred shares or ADS holders must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of preferred shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$0.05 (or less) per ADS (to the extent not prohibited by the rules of any stock exchange on which the ADSs are listed for trading)	Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been preferred shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
US$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of preferred shares on our preferred share register to or from the name of the depositary or its agent when you deposit or withdraw preferred shares.
Expenses of the depositary in converting foreign currency to U.S. dollars
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or preferred share underlying ADSs, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	No charges of this type are currently made in the Brazilian market

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

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

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

Reimbursement of Fees

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which comprise the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

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

Reimbursement of Fees Incurred in 2019

In 2019, we received reimbursement of fees from the depositary for standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.

PART II

ITEM 13.   Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.   Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer and together with other members of management, assessed the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act), and have concluded that our disclosure controls and procedures as of December 31, 2019 were not effective due to the material weaknesses described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

The Company’s management, with participation of the chief executive officer and chief financial officer, under the oversight of our board of directors, evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013), or COSO 2013. Based on this assessment, management believes that, as of December 31, 2019, our internal control over financial reporting was not effective based on those criteria due to an ineffective control environment, which resulted in the material weaknesses described below.

Controls over Information Technology. We identified a material weakness related to our general information technology controls, or GITC, over operating systems, databases and applications. This material weakness was a result of inadequate risk assessment and resulted in deficiencies related to inadequate periodic reviews of access rights and, when inappropriate access rights were identified, the absence of impact analyses, gaps in control coverage in the case of certain servers hosting company systems and absence of certification and accreditation procedures over controls for segregation of duties in certain systems, which affected reviews of access conflicts and access rights adjustments. These deficiencies also affected the effectiveness of business process automated controls, manual controls with an automated component and the database of the reports that were used to execute some automated and manual controls.

Controls Related to Authorizations and Administrative Functions Granted to the Chairman of Our Board of Directors. We identified a material weakness in our control environment related to certain authorizations and administrative functions granted to the chairman of our board of directors, including the ability to initiate and approve certain transactions, and act as power of attorney on behalf of the Company. The existence of these authorizations and administrative functions granted to the chairman of our board of directors resulted in the board of directors not maintaining adequate independence from and oversight of management in accordance with COSO 2013, and, if used inappropriately, those authorizations and administrative functions could have had a material effect on our consolidated financial statements.

Policies and Procedures Related to Consolidated Financial Statements Preparation. We identified a material weakness in our control environment related to ineffective policies and procedures over the preparation and review of our consolidated financial statements. Specifically, we did not have (i) effective policies and procedures related to the identification and disclosure of material uncertainties in the going concern analysis and (ii) effective review of financial statement information, and related presentation and disclosure requirements.

These control deficiencies resulted in material misstatements that were corrected in the 2019 consolidated financial statements. Furthermore, the control deficiencies described above created a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting in the year ended December 31, 2019 that would have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation Plan for Material Weaknesses in Internal Control over Financial Reporting

Controls over Information Technology. During the first half of 2020, our management implemented measures to address the GITC material weakness identified above. In addition, we have implemented and are monitoring internal procedures for users with access and implementing (i) controls to monitor these users, (ii) controls for approval of access, (iii) controls over changes to applications made by users with access, (iv) access management protocols (granting, changing or revoking access) and (v) parameters for change management.

Controls Related to Authorizations Granted to the Chairman of Our Board of Directors. Subsequent to year-end, the Company has eliminated the power of attorney and administrative functions of the chairman of our board of directors that allowed the chairman to act solely on behalf of the Company. The Company plans to revoke the other powers of attorney granted to the chairman of our board of directors. In addition, we tested all actions by the chairman of our board of directors based on these administrative functions, and we did not find any evidence of actions in violation of the Company’s controls and policies.

Policies and Procedures Related to Consolidated Financial Statements Preparation. During the first half of 2020, our management implemented improvements to policies and procedures related to the preparation of consolidated financial statements and the review of a checklist of disclosures required in the consolidated financial statements.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2019 has been audited by KPMG Auditores Independentes, or KPMG, the independent registered public accounting firm that also audited our consolidated financial statements as of and for the year then ended. KPMG has issued an adverse report on our internal control over financial reporting, which is included elsewhere in this annual report.

ITEM 16.   Reserved

ITEM 16A.  Audit Committee Financial Expert

Our board of directors has determined that Francis James Leahy Meaney, a member of our statutory audit committee, is an audit committee financial expert, as defined by SEC rules, and meets the applicable independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our statutory audit committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors and Board of Executive Officers—Statutory Audit Committee.”

ITEM 16B.  Code of Ethics

Our board of directors has adopted a code of ethics applicable to our directors, officers and employees, including our chief executive officer and chief financial officer. Our code of ethics can be found at www.voegol.com.br under the heading “Investor Relations.” Information contained on our website is not incorporated by reference into, and is not to be considered a part of, this annual report.

ITEM 16C.  Principal Accountant Fees and Services

The following table sets forth by category of service the total fees for services performed by our principal accountants, KPMG and Ernst & Young Auditores Independentes S.S. during the fiscal years ended December 31, 2018 and 2019:

	2018	2019
	(in thousands of R$)
Audit fees	6,223.0	5,224.4
Audit-related fees	178.4	186.0
Tax fees	-	-
All other fees	-	-
Total	6,401.4	5,410.4

Audit Fees

Audit fees include the audit of our consolidated annual financial statements and internal controls, the audit of our IFRS financial statements, review of our quarterly reports and required statutory audits and regulatory filings, such as the Formulário de Referência, and the issuance of comfort letters.

Audit-Related Fees

Audit-related fees include fees for assurance and related services that are reasonably related to the performance of the audit or reviews of our audited consolidated financial statements and are not reported under “audit fees.”

Tax Fees

There were no tax advisory services provided by our principal accountants in 2018 and 2019.

All Other Fees

There were no other services provided by our principal accountants in 2018 and 2019.

Pre-Approval Policies and Procedures

Our statutory audit committee approves all audit, audit-related services, tax services and other services provided by our principal accountant. Any services provided by our principal accountant that are not specifically included within the scope of the audit must be pre-approved by our statutory audit committee in advance of any engagement. Pursuant to Rule 2‑01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2018 and 2019, none of the fees paid to KPMG and Ernst & Young Auditores Independentes S.S. were approved pursuant to the de minimis exception.

ITEM 16D.  Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
April 11 – April 19, 2018(1)	740,000	R$21.53	740,000	N/A
October 1 - October 25, 2019	3,000,000	R$33.84	3,000,000	N/A
Total	3,740,000	R$31.40	3,740,000	N/A

_____________

(1)     Pursuant to a share repurchase program announced on April 10, 2018, to comply with our restricted shares plan, we repurchased through transactions on the B3 740,000 preferred shares, representing 0.2776% of our total preferred shares issued and 0.2124% of our capital stock, calculated considering the ratio of 35:1 dividend rights of holders of common shares to those of holders of preferred shares.

(2)     Pursuant to a share repurchase program announced on January 31, 2019, to efficiently manage our capital structure, we repurchased through transactions on the B3 3,000,000 preferred shares, representing 1.096% of our total preferred shares issued and 0.843% of our capital stock, calculated considering the ratio of 35:1 dividend rights of holders of common shares to those of holders of preferred shares.

ITEM 16F.  Change in Registrant’s Certifying Accountant

As previously disclosed in our current report on Form 6-K furnished on May 10, 2019, our board of directors and statutory audit committee, pursuant to applicable CVM regulations regarding auditor rotation, approved the rotation of Ernst & Young Auditores Independentes S.S. as independent registered public accounting firm and the engagement of KPMG to serve as our new independent registered public accounting firm as of the second quarter of 2019.

Ernst & Young Auditores Independentes S.S.’s audit report dated March 13, 2019, on our consolidated financial statements for the fiscal year ended December 31, 2018, did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the two fiscal years preceding the rotation of Ernst & Young Auditores Independentes S.S., there were no disagreements between us and Ernst & Young Auditores Independentes S.S. on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young Auditores Independentes S.S., would have caused Ernst & Young Auditores Independentes S.S. to make reference to the subject matter of the disagreement in its report on our consolidated financial statements. During the two fiscal years preceding the rotation of Ernst & Young Auditores Independentes S.S., there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

We have provided Ernst & Young Auditores Independentes S.S. with a copy of this Item 16F and have requested and received from Ernst & Young Auditores Independentes S.S. a letter addressed to the SEC stating whether or not Ernst & Young Auditores Independentes S.S. agrees with the above statements. A copy of the letter from Ernst & Young Auditores Independentes S.S. is attached as Exhibit 16.1 to this annual report.

During the two fiscal years preceding the rotation of Ernst & Young Auditores Independentes S.S., neither we nor anyone acting on our behalf consulted KPMG regarding any of the matters or events set forth in Item 16F(a)(2) of the instructions to Form 20-F.

ITEM 16G.  Corporate Governance

Significant Differences between Our Corporate Governance Practices and NYSE Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules and (iii) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance standards required to be followed by U.S. listed companies. Following is a discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies.

Majority of Independent Directors

The NYSE rules require that a majority of the board of directors comprise independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, both Brazilian corporate law and the CVM have established requirement that directors meet certain qualifications and regarding compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian corporate law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. Brazilian corporate law requires that our directors be elected by our shareholders at a general shareholders’ meeting. All of our directors are elected by our controlling shareholder and four of our directors represent our controlling shareholder.

Executive Sessions

NYSE rules require that non-management directors meet at regularly scheduled executive sessions without management present. Brazilian corporate law does not have a similar provision. According to Brazilian corporate law, up to one-third of the members of the board of directors can be elected from management. There is no requirement that non-management directors meet regularly without management. As a result, the non‑management directors on our board do not typically meet in executive sessions.

Fiscal Board

Under Brazilian corporate law, the fiscal board is a corporate body independent of management and independent auditors. The fiscal board may be either permanent or non-permanent, in which case it is appointed by shareholders to act during a specific fiscal year. A fiscal board is not equivalent to, or comparable with, a U.S. audit committee. The primary responsibility of the fiscal board is to review management’s activities and the company’s financial statements, and to report its findings to the company’s shareholders. Brazilian corporate law requires fiscal board members to receive as remuneration at least 10% of the average annual amount paid to the company’s executive officers. Brazilian corporate law requires a fiscal board to comprise a minimum of three and a maximum of five members and their respective alternates.

Under Brazilian corporate law, the fiscal board may not include members that (i) are on our board of directors, (ii) are on our board of executive officers, (iii) are employed by us or a controlled company, (iv) are spouses or relatives of any member of our management up to the third degree, (v) hold any position at any of our competitors or have any conflicting interest with us or (vi) were forbidden by the CVM to hold a public office position. Our bylaws provide for a non-permanent fiscal board to be elected only by our shareholders’ request at a general shareholders’ meeting. In 2017, our shareholders did not request a fiscal board. In 2018, at the request of shareholders representing 9.78% of our preferred shares, we installed a fiscal board. On April 17, 2019, at the request of the preferred shareholders representing 6.11% of our preferred shares, we installed a fiscal board comprising the following members: Marcela de Paiva Bomfim Teixeira, Marcelo Amaral Moraes and Renato Chiodaro.

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) comprises a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we only need to comply with the requirement that our audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian corporate law. Our statutory audit committee provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance. Our statutory audit committee recommends the appointment of our independent auditors to our board of directors and reviews the compensation of our independent auditors and helps oversee their activities. It also evaluates the effectiveness of our internal financial and legal compliance controls.

Our statutory audit committee also performs the roles of an audit committee under U.S. laws. The current members of our statutory audit committee are André Béla Jánszky, Antônio Kandir and Francis James Leahy Meaney. All members meet the applicable independent membership requirements of the SEC and NYSE, as well as other NYSE requirements. Mr. Meaney is the committee’s “financial expert” within the meaning of the SEC’s rules under the Exchange Act.

Nomination/Corporate Governance and Compensation Committees

NYSE rules require that listed companies have a nomination/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. Required responsibilities for the nomination/corporate governance committee include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. Required responsibilities for the compensation committee include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non-chief executive officer compensation, incentive compensation and equity based plans.

We are not required under applicable Brazilian law to have a nomination/corporate governance committee or compensation committee. Under Brazilian corporate law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the general shareholders’ meeting. Our board of directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members. In making such determinations, our board of directors reviews the performance of the executive officers, including the performance of our chief executive officer, who typically excuses himself from discussions regarding his performance and compensation.

Our corporate governance and people policies committee is responsible for the coordination, implementation and periodic review of best corporate governance practices and for monitoring and keeping our board of directors informed of legislation and market recommendations addressing corporate governance. It also reviews and recommends to our board of directors human resources policies, forms of compensation, including salary, bonus and stock options, to be paid to our employees, as well as analyzes management’s career and succession plans. The committee comprises up to five members elected by our board of directors for a one-year term, with reelection permitted, comprising our chief executive officer and the chairman and two members of our board of directors, and two outside specialists. Our corporate governance and people policies committee comprises Paulo Sergio Kakinoff, Constantino de Oliveira Junior, André Béla Jánszky, Antonio Kandir, Betânia Tanure de Barros and Paulo Cezar Aragão.

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under Brazilian corporate law, shareholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval.

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

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or officers. Applicable Brazilian law does not have a similar requirement. We have adopted a code of ethics applicable to our officers, directors and employees worldwide, including at the subsidiary level. We believe this code addresses the matters required to be addressed pursuant to the NYSE rules. For a further discussion of our code of ethics, see “Item 16B. Code of Ethics.”

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Our internal audit and compliance department was created in 2004 under the supervision of our chief executive officer and our statutory audit committee and is responsible for our compliance with the requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 regarding internal control over financial reporting. The internal audit department reports to our board of directors and our statutory audit committee.

ITEM 16H.  Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.   Financial Statements

See “Item 18. Financial Statements.”

ITEM 18.   Financial Statements

See our audited consolidated financial statements beginning on Page F-1 of this annual report.

ITEM 19.   Exhibits

1.1	Bylaws of the registrant (English translation), incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2015, as filed on April 28, 2016.
2.1

Form of Amended and Restated Deposit Agreement among the registrant, The Bank of New York Mellon, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts, incorporated herein by reference from the Registration Statement on Form F-6/A, filed April 14, 2017, file No. 333-217150.

2.2	Description of the registrant’s securities registered under Section 12 of the Exchange Act.*
4.1

Agreement, dated April 15, 2015, between the registrant and Petrobras Distribuidora S.A., including Amendment 1 thereto, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2015, as filed on April 28, 2016.

4.2

Amendments 2 through 4 to Agreement, dated April 15, 2015, between the registrant and Petrobras Distribuidora S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2016, as filed on May 1, 2017.+

4.3	Amendments 6 through 8 to Agreement, dated April 15, 2015, between the registrant and Petrobras Distribuidora S.A.*+
4.4

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

4.6

Supplemental Agreements 3 through 5 to the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2015, as filed on April 28, 2016.

4.7

Supplemental Agreements 7 and 8 to the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2016, as filed on May 1, 2017.+

4.8

Supplemental Agreements 9, 10 and 11 to the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2019, as filed on March 14, 2019.+

4.10	Supplemental Agreement 12 to the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company.*+
4.11	Letter Agreement, dated March 20, 2020, supplementing the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company.*+
8.1	List of Subsidiaries.*
12.1	Section 302 Certification of Chief Executive Officer.*
12.2	Section 302 Certification of Chief Financial Officer.*
13.1	Section 906 Certification of Chief Executive Officer.*
13.2	Section 906 Certification of Chief Financial Officer.*
15.1	Consent of Ernst & Young Auditores Independentes S.S.*
15.2	Consent of KPMG Auditores Independentes.*
16.1	Letter from Ernst & Young Auditores Independentes S.S. to the U.S. Securities and Exchange Commission, dated June 29, 2020, regarding the change in certifying accountant.*
101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema.*
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.*
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.*
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.*
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.*
*	Filed herewith.
+	Certain portions of the exhibit have been omitted from the public filing pursuant to a request for confidential treatment.

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
Title:           Chief Executive Officer

By:              /s/ Richard F. Lark, Jr.
Name:         Richard F. Lark, Jr.
Title:           Chief Financial Officer

Dated: June 29, 2020

Consolidated Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

December 31, 2019

with report of independent registered public

accounting firm

Gol Linhas Aéreas Inteligentes S.A.

Financial Statements

December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Gol Linhas Aéreas Inteligentes S.A.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries (the Company) as of December 31, 2019, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control –Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 29, 2020 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle
As discussed in Note 4.26.1 to the consolidated financial statements, the Company has changed its method of accounting for lease arrangements as of January 1, 2019 due to the adoption of IFRS 16, Leases.

Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a negative net working capital and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 37. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Performance of incremental audit procedures over the granting and redemption and the outstanding balance of mileage credits
As discussed in Note 4.18.3 to the consolidated financial statements, the Company defers revenue for mileage credits granted to its Smiles loyalty program participants and recognizes mileage revenue for mileage credits redeemed in the period. The Company also recognizes a mileage revenue liability, related to the deferred mileage revenue, which is based on the outstanding accumulated mileage credits at the reporting date. The processes for the recording of the granting and redemption and the outstanding balance of mileage credits, on which the calculation of the mileage revenue recognized in the period and the measurement of the mileage revenue liability are based, are highly dependent on the functionality of information technology (IT) systems. As of December 31, 2019, the Company determined a material weakness in internal control existed due to ineffective general information technology controls (GITCs) related to certain IT systems that are significant to the processes which record the granting and redemption and the outstanding balance of mileage credits. Automated and manual business process controls that were dependent on the affected GITCs were also deemed ineffective because they could have been adversely impacted.

We identified the performance of incremental audit procedures over the granting and redemption and the outstanding balance of mileage credits, on which the mileage revenue recognized during the period and the mileage revenue liability are based, as a critical audit matter. A high degree of auditor judgment was required to design incremental audit procedures. Further, in light of the complexity of the Company’s IT environment, a high degree of auditor judgment was required to assess the sufficiency of the procedures performed and evidence obtained.

The primary procedures we performed to address this critical audit matter included the following. We used our judgment to determine the nature and extent of incremental procedures performed over the granting and redemption and the outstanding balance of mileage credits impacted by ineffective GITCs. We assessed the outstanding mileage credits as of January 1, 2019 through an inspection of the predecessor auditor’s work papers. We assessed the mileage credits granted and redeemed by selecting a sample of grants and redemptions and comparing these to the underlying documentation that supports them, including details of flights and confirmation of transactions with partners. We assessed the outstanding mileage credits as of December 31, 2019 by selecting a sample of the outstanding mileage credits and checking the expiry date information to the policies defined in the Company’s Smiles loyalty program. We increased the number of samples selected for testing from what we would have otherwise selected if the Company’s internal controls were designed and operating effectively during the year. In addition, we evaluated the overall sufficiency of audit evidence obtained over the mileage revenue and the mileage revenue liability.

KPMG Auditores Independentes

We have served as the Company’s auditor since 2019.

São Paulo, SP, Brazil
June 29, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Gol Linhas Aéreas Inteligentes S.A.:

Opinion on Internal Control Over Financial Reporting

We have audited Gol Linhas Aéreas Inteligentes S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control –Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2019, the related consolidated statements of operations, other comprehensive income (loss), changes in equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated June 29, 2020 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses arose due to an ineffective control environment and have been identified and included in management’s assessment:

•        There were ineffective general information technology controls (GITCs) over operating systems, databases, and applications. This material weakness was a result of inadequate risk assessment and resulted in deficiencies related to inadequate periodic reviews of access rights and, when inappropriate access rights were identified, the absence of impact analyses, gaps in control coverage in the case of certain servers hosting company systems, and absence of certification and accreditation procedures over controls for segregation of duties in certain systems, which affected reviews of access conflicts and access rights adjustments. These deficiencies also affected the effectiveness of business process automated controls, manual controls with an automated component, and the database of the reports that were used to execute some automated and manual controls.

•        There were certain authorizations and administrative functions granted to the chairman of the board of directors, including the ability to act as power of attorney on behalf of the Company. The existence of these authorizations and administrative functions granted to the chairman of the board of directors resulted in the board of directors not maintaining adequate independence from and oversight of management in accordance with Internal Control – Integrated Framework (2013), and if used inappropriately those authorizations and administrative functions could have had a material effect on the consolidated financial statements.

  The Company did not maintain effective policies and procedures related to the preparation and review of the consolidated financial statements. Specifically, the Company did not have: (i) effective policies and procedures related to the identification and disclosure of material uncertainties in the going concern analysis; and (ii) effective review of financial statement information, and related presentation and disclosure requirements.

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2019 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

KPMG Auditores Independentes
São Paulo, SP, Brazil
June 29, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Gol Linhas Aéreas Inteligentes S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Gol Linhas Aéreas Inteligentes S.A. (the Company) as of December 31, 2018, the consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”) (not presented separately herein). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

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

/s/ ERNST & YOUNG

Auditores Independentes S.S.

We served as the Company's auditor from 2014 to 2019.

São Paulo, Brazil

March 13, 2019

Consolidated statements of financial position December 31, 2019 and 2018 (In thousands of Reais - R$)

Balance Sheet

Assets	Note	2019	2018

Current assets
Cash and cash equivalents	6	1,645,425	826,187
Short-term investments	7	953,762	478,364
Restricted cash	8	304,920	133,391
Trade receivables	9	1,229,530	853,328
Inventories	10	199,213	180,141
Recoverable taxes	11	309,674	360,796
Derivative assets	33.2	3,500	-
Advance to suppliers and third parties	13	142,338	55,132
Other assets		139,015	423,496
Total current assets		4,927,377	3,310,835

Non-current assets
Deposits	14	1,968,355	1,612,295
Restricted cash	8	139,386	688,741
Advance to suppliers and third parties	13	48,387	-
Recoverable taxes	11	174,142	95,873
Deferred taxes	12	59,809	73,822
Other credits and amounts		991	-
Derivative assets	33.2	143,969	-
Investments	15	1,254	1,177
Property, plant and equipment	16	6,058,101	2,818,057
Intangible assets	17	1,776,675	1,777,466
Total non-current assets		10,371,069	7,067,431

Total		15,298,446	10,378,266

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position December 31, 2019 and 2018 (In thousands of Reais - R$)

Liabilities and equity (deficit)	Note	2019	2018

Current liabilities
Loans and financing	18	2,543,039	1,103,206
Leases	19	1,404,712	255,917
Suppliers	20	1,286,275	1,403,815
Suppliers - forfeiting	21	554,467	365,696
Salaries, wages and benefits		396,010	368,764
Taxes payable	22	116,523	111,702
Landing fees		728,339	556,300
Air traffic liability	23	1,966,148	1,673,987
Mileage program		1,009,023	826,284
Advances from customers		16,424	169,967
Provisions	24	203,816	70,396
Derivatives	33.2	9,080	195,444
Other liabilities		128,744	99,078
Total current liabilities		10,362,600	7,200,556

Non-current liabilities
Loans and financing	18	5,866,802	5,340,601
Leases	19	4,648,068	656,228
Suppliers	20	10,142	120,137
Provisions	24	1,053,240	829,198
Mileage program		171,651	192,569
Deferred taxes	12	244,041	227,290
Taxes payable	22	84	54,659
Derivatives	33.2	11,270	214,218
Other liabilities		35,965	48,161
Total non-current liabilities		12,041,263	7,683,061

Equity (deficit)
Capital stock	25.1	3,008,178	2,942,612
Advances for future capital increase		584	2,818
Treasury shares	25.2	(102,543)	(126)
Capital reserves		225,276	205,889
Equity valuation adjustments		188,247	259,962
Accumulated losses		(10,996,413)	(8,396,567)
Deficit attributable to equity holders of the parent company		(7,676,671)	(4,985,412)

Non-controlling interest (NCI)		571,254	480,061
Total deficit		(7,105,417)	(4,505,351)

Total liabilities and deficit		15,298,446	10,378,266

The accompanying notes are an integral part of these consolidated financial statements.

Income Statement

Consolidated statements of operations

Fiscal year ended on December 31, 2019,  2018 and 2017

(In thousands of Reais - R$, except Basic and Diluted Earnings (Loss) per Share)

	Note	2019	2018	2017
Net revenue
Passenger		13,077,743	10,633,488	9,564,041
Mileage Program, cargo and other		786,961	777,866	764,993
Total net revenue	29	13,864,704	11,411,354	10,329,034

Salaries, wages and benefits		(2,361,268)	(1,903,852)	(1,708,111)
Aircraft fuel		(4,047,344)	(3,867,673)	(2,887,737)
Aircraft rent		-	(1,112,837)	(939,744)
Landing fees		(759,774)	(743,362)	(664,170)
Aircraft, traffic and mileage servicing		(707,392)	(613,768)	(628,140)
Passenger service expenses		(578,744)	(474,117)	(437,045)
Sales and marketing		(670,392)	(581,977)	(590,814)
Maintenance, materials and repairs		(569,229)	(570,333)	(368,719)
Depreciation and amortization		(1,727,982)	(668,516)	(505,425)
Other income (expenses), net		(309,917)	524,656	(610,310)
Total operating costs and expenses		(11,732,042)	(10,011,779)	(9,340,215)

Equity pick up method	15	77	387	544
Income before financial results, exchange rate variation, net and income taxes		2,132,739	1,399,962	989,363

Financial results
Financial income		389,563	259,728	213,446
Financial expenses		(1,748,265)	(1,061,089)	(1,050,461)
Total financial results	30	(1,358,702)	(801,361)	(837,015)

Income before exchange rate variation, net and income taxes		774,037	598,601	152,348

Exchange rate variation, net	30	(385,092)	(1,081,197)	(81,744)

Income (loss) before income taxes		388,945	(482,596)	70,604

Income taxes
Current		(178,621)	(52,139)	(239,846)
Deferred		(30,986)	(244,989)	547,059
Total income (loss) taxes	12	(209,607)	(297,128)	307,213

Net income (loss) for the year		179,338	(779,724)	377,817

Net income (loss) attributable to:
Equity holders of the parent company		(117,273)	(1,085,393)	18,792
Non-controlling interest shareholders		296,611	305,669	359,025

Basic loss per share	26
Per common share		(0.010)	(0.089)	0.002
Per preferred share		(0.333)	(3.115)	0.054

Diluted loss per share	26
Per common share		(0.010)	(0.089)	0.002
Per preferred share		(0.333)	(3.115)	0.053

The accompanying notes are an integral part of these consolidated financial statements.

Statement of comprehensive incom

Consolidated statements of comprehensive income (loss)

Fiscal year ended on December 31, 2019, 2018 and 2017

(In thousands of Reais - R$)

	2019	2018	2017

Net income (loss) for the year	179,338	(779,724)	377,817

Other comprehensive (loss) income - items that are or may be reclassified subsequently to profit or loss

Actuarial losses from post-employment benefits	(41,045)	-	-
Cash flow hedge, net of income tax	(30,021)	(420,706)	67,913
	(71,066)	(420,706)	67,913

Total comprehensive income (loss) for the year	108,272	(1,200,430)	445,730

Comprehensive income (loss) attributable to:
Equity holders of the parent company	(188,339)	(1,506,099)	86,705
Non-controlling interest shareholders	296,611	305,669	359,025

The accompanying notes are an integral part of these consolidated financial statements.

DMPL

Consolidated statements of changes in equity

Fiscal year ended on December, 31 2019, 2018 and 2017 (In thousands of Reais - R$)

DMPL				Capital reserves			Equity valuation adjustments
	Capital stock	Advance for future capital increase	Treasury shares	Premium on transfer of shares	Special premium reserve of subsidiary	Share- Based payments	Cash flow hedge reserve	Post-employment benefit	net gains from purchase/Sale of non-controlling interest	Accumulated losses	Deficit attributable to equity holders of the parent Company	Non-controlling interests	Total
Balances as of December 31, 2016	2,924,492	-	(13,371)	20,420	70,979	113,918	(147,229)	-	693,251	(7,331,641)	(3,669,181)	293,247	(3,375,934)
Other comprehensive income, net	-	-	-	-	-	-	67,913	-	-	-	67,913	-	67,913
Stock options exercised	2,692	-	-	-	-	-	-	-	-	-	2,692	-	2,692
Capital increase from exercise of stock option in subsidiary	-	-	-	-	-	-	-	-	-	-	-	1,988	1,988
Share issuance costs	-	-	-	-	-	-	-	-	-	-	-	(523)	(523)
Share-based payments	-	-	-	-	-	11,956	-	-	-	-	11,956	192	12,148
Gains on change in interest in investments	-	-	-	-	-	-	-	-	3,994	-	3,994	-	3,994
Sale of interest subsidiary	-	-	-	-	-	-	-	-	63,300	-	63,300	4,865	68,165
Treasury shares transferred	-	-	9,203	(2,637)	-	(6,566)	-	-	-	-	-	-	-
Net income for the year	-	-	-	-	-	-	-	-	-	18,792	18,792	359,025	377,817
Interest attributable to shareholders’ equity declared by Smiles	-	-	-	-	-	-	-	-	-	-	-	(14,071)	(14,071)
Minimum dividends declared by Smiles	-	-	-	-	-	-	-	-	-	-	-	(46,931)	(46,931)
Additional dividends distributed by Smiles	-	-	-	-	-	-	-	-	-	-	-	(185,779)	(185,779)
Balances as of December 31, 2017	2,927,184	-	(4,168)	17,783	70,979	119,308	(79,316)	-	760,545	(7,312,849)	(3,500,534)	412,013	(3,088,521)
Initial adoption of accounting standard – (IFRS 9)	-	-	-	-	-	-	-	-	-	1,675	1,675	38	1,713
Other comprehensive loss, net	-	-	-	-	-	-	(420,706)	-	-	-	(420,706)	-	(420,706)
Stock options exercised	15,428	2,818	-	-	-	-	-	-	-	-	18,246	-	18,246
Stock options in subsidiary	-	-	-	-	-	-	-	-	-	-	-	875	875
Share-based payments	-	-	-	-	-	17,790	-	-	-	-	17,790	782	18,572
Effects of the change in interest in investment	-	-	-	-	-	-	-	-	(561)	-	(561)	561	-
Treasury shares buyback	-	-	(15,929)	-	-	-	-	-	-	-	(15,929)	-	(15,929)
Treasury shares transferred	-	-	19,971	(286)	-	(19,685)	-	-	-	-	-	-	-
Net income (loss) for the year	-	-	-	-	-	-	-	-	-	(1,085,393)	(1,085,393)	305,669	(779,724)
Dividends and interest on shareholders’ equity paid by Smiles	-	-	-	-	-	-	-	-	-	-	-	(172,865)	(172,865)
Dividends and interest on shareholders’ equity distributed by Smiles	-	-	-	-	-	-	-	-	-	-	-	(67,012)	(67,012)
Balances as of December 31, 2018	2,942,612	2,818	(126)	17,497	70,979	117,413	(500,022)	-	759,984	(8,396,567)	(4,985,412)	480,061	(4,505,351)
								-
Initial adoption of accounting standards	-	-	-	-	-	-	-	-	-	(2,482,573)	(2,482,573)	(256)	(2,482,829)
Adjusted balance as of January 1st, 2019	2,942,612	2,818	(126)	17,497	70,979	117,413	(500,022)		759,984	(10,879,140)	(7,467,985)	479,805	(6,988,180)
Other comprehensive income (loss), net	-	-	-	-	-	-	(30,021)	(41,045)	-	-	(71,066)	-	(71,066)
Net income (loss) for the year	-	-	-	-	-	-	-	-	-	(117,273)	(117,273)	296,611	179,338
Total comprehensive income (loss) for the year	-	-	-	-	-	-	(30,021)	(41,045)	-	(117,273)	(188,339)	296,611	108,272
Advances for future capital increase	-	584	-	-	-	-	-	-	-	-	584	-	584
Stock options exercised	65,566	(2,818)	-	-	-	7,137	-	-	-	-	69,885	2,366	72,251
Effects of the change in interest in investment	-	-	-	-	-	-	-	-	(649)	-	(649)	649	-
Treasury shares buyback	-	-	(102,417)	-	-	-	-	-	-	-	(102,417)	-	(102,417)
Subscription warrants (a)	-	-	-	-	12,250	-	-	-	-	-	12,250	-	12,250
Interest on shareholders’ equity distributed by Smiles	-	-	-	-	-	-	-	-	-	-	-	(208,177)	(208,177)
Balances as of December 31, 2019	3,008,178	584	(102,543)	17,497	83,229	124,550	(530,043)	(41,045)	759,335	(10,996,413)	(7,676,671)	571,254	(7,105,417)

(a)    Exercise price R$39.24.

The accompanying notes are an integral part of these consolidated financial statements.

DF

Consolidated statements of cash flows Fiscal year ended on December, 31 2019, 2018 and 2017 (In thousands of Reais - R$)

	2019	2018	2017

Net income (loss) for the year	179,338	(779,724)	377,817
Adjustments to reconcile net income (loss) to net cash flows from operating activities
Depreciation and amortization	1,727,982	668,516	505,425
Provision for expected credit losses	5,668	(9,789)	24,913
Provision for legal proceedings	195,465	243,860	158,263
Provision for inventory obsolescence	2,168	5,023	3,059
Provision for loss on advances from suppliers	161,228	-	-
Adjustment to present value of advance from suppliers	10,604	-	-
Deferred taxes	30,986	244,989	(547,059)
Equity pick up method	(77)	(387)	(544)
Share-based payments	40,725	18,572	14,849
Actuarial losses from post-employment benefits	4,907	-	-
Foreign exchange, net	399,174	946,732	95,132
Interest on loans and financing and leases	1,126,527	679,985	566,902
Provision for aircraft and engine return	231,821	-	-
Provision for maintenance reserve	75,451	65,334	-
Result of derivatives recognized in profit or loss	22,022	(13.239)	8,639
Unrealized hedge results	(40,717)	-	-
Termination of obligation due to contractual term reduction	(275,921)	-	-
Provision for labor obligations	280,320	127,618	65,573
Disposals of property, plant and equipment and intangible assets	152,017	90,639	145,855
Other provisions	(14,602)	-	15,184
	4,315,086	2,288,129	1,434,008

Changes in operating assets and liabilities:
Trade receivables	(384,147)	95,844	(198,370)
Short-term investments	162,167	695,831	(353,231)
Inventories	(21,240)	(6,673)	1,038
Deposits	(399,345)	(402,495)	46,388
Recoverable taxes	(27,147)	-	-
Suppliers	(232,021)	16,382	(202,462)
Suppliers - forfeiting	188,771	267,502	76,157
Advance from ticket sales	292,161	197,473	271,386
Mileage program	161,821	65,535	(47,714)
Advances from customers	(153,543)	148,249	4,895
Salaries, wages and benefits	(253,074)	(64,308)	(43,641)
Landing fees	172,039	190,649	126,085
Taxes obligation	179,706	127,663	460,980
Derivatives	(124,548)	(20,998)	(44,753)
Receipt (payment) of fuel derivative bonus	(43,008)	29,383	12,443
Advance to suppliers and third parties	(305,906)	-	-
Payments for lawsuits and aircraft return	(317,591)	(236,882)	(270,970)
Operating leases	-	103,838	131,877
Prepaid expenses	(49,352)	-	-
Other assets and liabilities, net	501	(736,638)	18,157
Interest paid	(470,794)	(508,973)	(528,398)
Income tax paid	(229,460)	(167,642)	(221,122)
Net cash flows from operating activities	2,461,076	2,081,869	672,753

Sale of interest in subsidiary	-	-	68,163
Short-term investments, net	(501,607)	(163,218)	(171,174)
Restricted cash	377,826	(548,928)	(100,835)
Receipt of dividends and Interest on shareholders’ equity through subsidiary	-	543	1,249
Advances for property, plant and equipment acquisition, net	(30,804)	(106,628)	68,679
Receipt of aircraft sales	348,389	-	-
Acquisition of fixed assets	(872,570)	(686,946)	(370,438)
Acquisition of intangible assets	(75,845)	(82,079)	(55,449)
Net cash flows used in investing activities	(754,611)	(1,587,256)	(559,805)

Consolidated statements of cash flows Fiscal year ended on December, 31 2019, 2018 and 2017 (In thousands of Reais - R$)

	2019	2018	2017

Loans and financing issued, net of costs	2,275,615	1,703,933	1,898,738
Costs of borrowing and repurchasing securities	(80,953)	(39,926)	(65,628)
Loan and financing payments	(793,537)	(1,318,349)	(274,480)
Early payment of senior notes	-	(630,989)	(707,142)
Payments of leases liabilities	(1,617,677)	(251,557)	(239,092)
Treasury share buyback	(102,417)	(15,929)	-
Derivative premium payment	(407,322)	-	-
Dividends and interest on shareholders’ equity paid to non-controlling interests	(210,242)	(219,493)	(254,892)
Warrants	12,250	-	-
Capital increase	31,526	15,428	2,692
Capital increase from non-controlling interests	-	875	-
Shares to be issued	584	2,818	-
Shares issuance costs	-	-	(523)
Net cash flows (used in) from financing activities	(892,173)	(753,189)	359,673

Foreign exchange variation on cash held in foreign currencies	4,946	57,901	(7,966)

Net (decrease) increase in cash and cash equivalents	819,238	(200,675)	464,655

Cash and cash equivalents at the beginning of the year	826,187	1,026,862	562,207
Cash and cash equivalents at the end of the year	1,645,425	826,187	1,026,862

The transactions that don’t affect the cash are presented in Note 35 of these financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

1.   Operating context

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GOL”) is a publicly-listed company incorporated on March 12, 2004, under the Brazilian Corporate Law. The Company’s bylaws provide that it has as its corporate purpose the exercise of share control of GOL Linhas Aéreas S.A. (“GLA”), through subsidiaries or affiliated companies, as well as exploring:

•	regular and non-scheduled air transportation services for passengers, cargo and postal bags, at national and international levels, as per the concessions of the due authorities;
•	complementary air transportation service activities by chartering passengers, cargo and postal bags;
•	provision of maintenance services, repair of aircraft, own or third parties, engines, parts, and pieces;
•	provision of aircraft hangar services;
•	provision of courtyard and runway service, the supply of flight attendants and aircraft cleaning;
•	development of other activities related or complementary to air transportation and the other activities described above;
•	development of loyalty programs; and
•	interest in the capital of other companies as a partner or shareholder.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopted Level 2 Differentiated Corporate Governance Practices from B3 and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created for companies committed to applying differentiated corporate governance practices.

The Company’s corporate address is located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

As of March 11, 2019, as a result of the second accident involving a Boeing 737 Max 8 aircraft, the Company’s Management decided to suspend the operation of its seven aircraft prior to this being mandated by regulatory authorities, given that safety is the Company’s number one priority. As a result of this strategy, the Company quickly reconfigured its flight network. The use of these aircraft is subject to authorization by the Brazilian regulatory authorities and destination countries, mainly the United States of America. The Company did not need and does not intend to interrupt any of its routes due to the suspension of the use of these aircraft.

The management assessed and carried out impairment tests for these aircraft by comparing their carrying amount with the market value indicated in independent specialized publications (“BlueBook”), concluding that there are no losses related to the right-of-use asset and, therefore, no provision was recognized.

On December 10, 2019, Delta Airlines ended the process of divesting its equity interest in GOL. This interest in GOL was held only for investment purposes and the revenues from the agreements with Delta represented only around 0.4% of GOL’s total revenues.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

1.1.    Capital structure and net working capital

As of December 31, 2019, the Company had a consolidated deficit of R$7,676,671 (R$4,985,412 on December 31, 2018) and a negative net working capital of R$5,435,223 (R$3,889,721 on December 31, 2018). The increase in consolidated deficit is mainly a consequence of the initial adoption of IFRS 16 - “Leases”, with an impact of R$2,436,334 in the consolidated financial statements.

According to Management’s assessment, the consolidated current assets and the forecasts of net cash flows generated by operating activities will be sufficient to meet the Company’s need for working capital and capital expenditures for the foreseeable future.

This assessment considers the sale of 11 aircraft which was announced subsequent to year-end on February 11, 2020 (see note 38.4) and is expected to reduce the Company’s net debt by approximately R$500,000, reducing the Company’s leases liability by R$130,000 and increasing cash and cash equivalents by R$370,000. The Company plans to use large portion of the balance to pay down its financial debts.

Furthermore, Management’s assessment considers the Company’s business plan including future actions planned by Management, as well as other relevant macroeconomic and sector specific assumptions, like actual forecasts of the USD foreign exchange rate and fuel prices. Management’s assessment also considers that the Company carried out several initiatives to adjust its fleet size and match seat supply to demand, in order to maintain a high load factor, reduce costs and adjust its capital structure.

Considering the unpredictability of the economic crisis triggered by the COVID-19 pandemic and its impacts, Management concluded that there are substantial doubt related to the Company's ability to continue operating, but that the assumption of continuity is still valid, considering all relevant information available up to the authorization date for issuing these financial statements, as well as the business plan. As such, these consolidated financial statements do not include any adjustments that might result from Company’s inability to continue as a going concern. If the Company cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

1.2.     Corporate structure

The corporate structure of the Company and its subsidiaries, on December 31, 2019, is shown below:

GOL
52.61%
Smiles Fidelidade
100.00%
GLA
100.00%
GAC Inc.
100.00%
Gol Finance
100.00%
Gol Finance Inc.
100.00%
Fundo Sorriso
100.00%
Smiles Fidelidade
100.00%
Smiles Viagens e Turismo S.A.
98.00%
2.00%
Smiles Viajes Y Turismo S.A.
100.00%
AirFim
60.00%
SCP Trip
Operation in Brazil
Offshore subsidiaries
Exclusive investment fund

Entity	Date of incorporation	Location	Principal activity	Type of control	% of Interest in the capital stock
					2019	2018
Offshore subsidiaries:
GAC	03/23/2006	Cayman Islands	Aircraft acquisition	Direct	100.0	100.0
Gol Finance Inc.	03/16/2006	Cayman Islands	Fund-raising	Direct	100.0	100.0
Gol Finance	06/21/2013	Luxembourg	Fund-raising	Direct	100.0	100.0
Subsidiaries:
GLA	04/09/2007	Brazil	Flight transportation	Direct	100.0	100.0
AirFim	11/07/2003	Brazil	Investment fund	Indirect	100.0	100.0
Sul América Gol Max	03/14/2014	Brazil	Investment fund	Indirect	-	100.0
Smiles Fidelidade	08/01/2011	Brazil	Loyalty program	Direct	52.6	52.7
Smiles Viagens	08/10/2017	Brazil	Tourism agency	Indirect	52.6	52.7
Smiles Fidelidade Argentina (a)	11/07/2018	Argentina	Loyalty program	Indirect	52.6	52.7
Smiles Viagens Argentina (a)	11/20/2018	Argentina	Tourism agency	Indirect	52.6	52.7
Fundo Sorriso	07/14/2014	Brazil	Investment fund	Indirect	52.6	52.7
Company in shareholding:
SCP Trip	04/27/2012	Brazil	Flight magazine	Indirect	60.0	60.0
Associate:
Netpoints (b)	11/08/2013	Brazil	Loyalty program	Indirect	-	25.4

(a)   Companies with functional currency in Argentine pesos.

(b)   On February 1, 2019, the subsidiary Smiles Fidelidade sold its equity interest in the affiliate for the total amount of R$914, recognized in consolidated statements of operations  under “Other operating income”.

The subsidiaries GAC Inc., GOL Finance and GOL Finance Inc., are entities incorporated with the specific purpose of continuing the Company’s operations. They do not have their own governing body and do not have autonomy in the decision-making process; therefore, the assets and liabilities of these entities are consolidated in the parent company’s financial statements.

On November 7 and 20, 2018, the subsidiaries Smiles Fidelidade S.A. and the subsidiaries Smiles Fidelidade S.A. and Smiles Viajes Y Turismo S.A. were incorporated, both based in Buenos Aires, Argentina, with the purpose of promoting the operations of the Smiles Program and the sale of airline tickets in that country.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

On August 10, 2017, the subsidiary Smiles Fidelidade acquired all shares of Smiles Viagens e Turismo S.A. (“Smiles Viagens”), whose main purpose is the intermediation of travel organization services, including the reservation or sale of airline tickets, accommodation, tourism packages, among others. Smiles Viagens started operations in January 2018.

The Company was also the direct parent company of Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”) until September 14, 2018.

1.3.    Corporate reorganization plan

On December 9, 2019, the Company, together with its subsidiaries, announced the corporate reorganization plans with the main purpose of ensuring the long-term competitiveness of GOL Group, by aligning the interests of all stakeholders, reinforcing a consolidated capital structure, simplifying the corporate governance of companies, reducing the operating, administrative and financial costs and expenses, and increasing the market liquidity for all GOL’s shareholders, through the incorporation of Smiles shares by GLA.

Subsequent to year-end, the corporate reorganization plan was canceled – refer to note 37.1

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

1.4.    Compliance program

Since 2016, the Company has adopted several measures to strengthen and expand its internal control and compliance programs, among which we can highlight:

•      hiring specialized companies to assess risks and review internal controls regarding fraud and corruption;

•     integrating risk, compliance and internal control functions through the Executive Board of Corporate Risks, Compliance and Internal Controls, reporting directly to the CEO and with independent access to the Board of Directors and the Statutory Audit Committee;

•      monitoring transactions with politically exposed people;

•      improving the procedures to supervise the execution of contracted services;

•      updating the procurement and contract management flow policies;

•      reviewing the code of ethics, the conduct manual and many compliance policies including massive mandatory training.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

As previously disclosed in the financial statements for the year ended December 31, 2017, and 2018, the Company entered into an agreement with the Brazilian Federal Public Ministry in December 2016 (“Agreement”), under which the Company agreed to pay R$12 million in fines and make improvements to its compliance program.  In turn, the Federal Public Ministry agreed not to raise any charges related to activities that are the subject of the Agreement. In addition, the Company paid R$4.2 million in fines to the Brazilian tax authorities.

The Company voluntarily informed the U.S. Department of Justice (“DOJ”), the Securities and Exchange Commission (“SEC”) and the Brazilian Securities and Exchange Commission (“CVM”) of the Agreement and the external independent investigation hired by the Company, and about the Agreement. The investigation was completed in April 2017 and revealed that immaterial payments were made to politically exposed people. None of the current employees, representatives or members of the Company’s Board or Management knew of any illegal purpose behind any of the transactions identified, or of any unlawful benefit to the Company arising from the investigated operations.

The Company informed the due authorities of the result of the investigation and will continue to communicate on the development of the issue, following the analyzes already initiated by these bodies. These authorities may impose fines and possibly other sanctions on the Company.

There were no further developments on the subject during the year ended December 31, 2019.

2.   Management' statement, basis for preparing and presenting the financial statements

The Company’s financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company's financial statements were prepared based on the Real (“R$”) as the functional and presentation currency, expressed in thousands of Reais, except when otherwise indicated. The disclosures of amounts in other currencies, when necessary, were also made in thousands. The items disclosed in foreign currencies are duly identified, when applicable.

The preparation of the Company’s financial statements requires Management to make judgments, use estimates and adopt assumptions affecting the stated amounts of revenues, expenses, assets, and liabilities. However, the uncertainty inherent in these judgments, assumptions, and estimates could give rise to results that require a material adjustment of the book value of certain assets and liabilities in future reporting years.

The Company is continually reviewing its judgments, estimates, and assumptions.

The Management, when preparing these financial statements, used the following disclosure criteria: (i) regulatory requirements; (ii) relevance and specificity of the information on the Company’s operations to users; (iii) the informational needs of users of financial statements; and (iv) information from other entities in the same industry, mainly in the international market.

The Management confirms that all the material information in these financial statements is being demonstrated and corresponds to the information used by Management in the development of its business management activities.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

The financial statements have been prepared based on historical cost, with the exception of the following significant items recognized in the statements of financial positions:

•      short-term investments classified as cash and cash equivalents measured at fair value;

•      short-term investments comprising exclusive investment funds, which financial instruments are measured at fair value;

•      restricted cash measured at fair value;

•      derivative financial instruments measured at fair value; and

•      investments accounted for using the equity method.

The Company’s consolidated financial statements as of December 31, 2019, and 2018 and for the years ended December 31, 2019, 2018 and 2017 have been prepared assuming that it will continue as going concern, realizing assets and settling liabilities in the normal course of business, as detailed in Note 1.1.

3.   Approval of financial statements

The approval and authorization for the issuance of these financial statements took place at the Board of Directors’ meeting held on June, 29, 2020.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

4.   Summary of significant accounting practices

 Consolidation

The financial statements include the financial statements of the Company and of the subsidiaries in which the Company has direct or indirect control. All transactions and balances between GOL and its subsidiaries were eliminated in the consolidation, as well as the unrealized profits or losses arising from these transactions, including charges and taxes.

Accounting practices were uniformly applied to all consolidated companies, adopted in the previous year.

4.2.    Investments

Investments in associates are initially recognized at cost and subsequently adjusted using the equity method. If the investee generates operating losses that lead the shareholders’ equity to become negative, the Company adopts the provisions set forth in IAS 28 - “Investment in Associates, Subsidiaries and Jointly-Controlled Companies and does not make additional records. The equity method result is recorded again when the investee recovers all accumulated losses.

4.3.     Cash and cash equivalents

The Company classifies in this group the balances of cash, banks and financial investments of investment funds and securities of immediate liquidity which, according to analyzes, are readily convertible into a known amount of cash with an insignificant risk of change in value. Financial investments classified in this group, due to their very nature, are measured at fair value through profit or loss and will be used by the Company in a short period of time.

4.4.     Short-term investments

In the presentation and measurement of financial assets, the Company considers the provisions of IFRS 9 - “Financial Instruments” which establishes that financial assets must be initially measured at fair value less costs directly linked to their acquisition. In turn, the subsequent measurement is divided into two categories:

4.4.1.   Amortized cost

Financial investments are measured at amortized cost when all of the following conditions are met:

•      the Company plans to hold the financial asset to collect the contractual cash flows;

•      the contractual cash flows represent only the payments of interest and principal (“SPPI”); and

•      the Company did not opt for the fair value methodology to remove inconsistencies in the measurement, which are called “accounting mismatch”.

4.4.2.   Fair Value

•      through comprehensive income: financial investments will be measured at fair value through comprehensive income when both of the following conditions are met: (i) the Company plans to hold the financial asset to collect the contractual cash flows and sell the asset; and (ii) the contractual cash flows represent SPPI;

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

•      through profit or loss: considered a residual category, that is, if the Company does not plan to hold the financial asset to collect the contractual cash flows and/or sell the asset, it must be measured at fair value through profit or loss.

4.5.     Restricted cash

Restricted cash includes financial investments measured at fair value through profit or loss, used mainly as guarantees linked to short- and long-term financial instruments as well as escrow deposits for leases operations.

4.6.     Trade receivables

They are measured based on the invoiced figure, net of estimated allowance for credit losses, and approximate the fair value given their short-term nature. With the adoption of IFRS 9 - “Financial Instruments”, since as of January 1, 2018, the allowance for credit losses is measured through a simplified approach, using historical data, projecting the expected loss over the contractual life and no longer based on the historical loss incurred, by segmenting the receivables portfolio into groups that have the same receipt pattern and according to the respective maturity terms. In addition, for certain cases, the Company carries out individual analyses to assess the receipt risks.

4.7.     Inventories

Inventory balances mainly include materials for maintenance and replacement of parts. Inventories are measured at the average acquisition cost plus expenses such as non-recoverable taxes and customs expenses incurred in the acquisition and transportation expenses until the current location of the items. Provisions for inventory obsolescence are recorded for those items that have no expectation of realization.

4.8.     Income taxes

4.8.1.   Current taxes

In Brazil, includes income tax (“IRPJ”) and social contribution on profit (“CSLL”), which are calculated monthly based on the taxable income, after offsetting tax losses and negative social contribution base, limited to 30% of the taxable income, applying the rate of 15% plus an additional 10% for the IRPJ and 9% for the CSLL.

4.8.2.   Deferred taxes

Deferred taxes represent credits and debits on IRPJ’s carry forward tax losses and negative CSLL’s bases, as well as temporary differences between the tax and accounting basis. Deferred tax assets and liabilities are classified as non-current.

A valuation allowance is recognized when the Company’s internal studies indicate that the future use of these credits is not probable.

Deferred tax assets and liabilities are shown net if there is an enforceable legal right to offset tax liabilities against tax assets and if it is related to taxes levied by the same tax authority under the same taxable entity, for presentation purposes the balances of tax assets and liabilities that do not meet the legal criterion of realization are disclosed separately. Deferred tax assets and liabilities are measured at the rates that are expected to be applicable in the period in which, it is expected that the asset is going to be realized or the liability is going to be settled, based on the tax rates and legislation in force on the date of the financial statements.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

The forecast of future taxable income on tax losses and negative social contribution base is prepared based on the business plans and are reviewed and approved annually by the Company’s Board of Directors.

4.9.     Rights and obligations with derivative financial instruments

Derivatives financial instruments are measured at fair value at recognition and at subsequent reporting dates.

Variations in interest rates, foreign exchange rates, and aviation fuel prices expose the Company and its subsidiaries to risks that may affect their financial performance. To mitigate such risks, the Company, through its subsidiaries, contracts derivative financial instruments that may or may not be designated for hedge accounting and, if designated, are classified as cash flow hedge.

4.9.1.   Derivative financial instruments not designated as hedge accounting

The Company may contract derivative financial instruments that are not designated for hedge accounting when Risk Management’s purposes do not require such classification. Transactions not designated as hedge accounting have the change in their fair value accounted for directly in the financial result.

4.9.2.   Derivative financial instruments classified as cash flow hedge

The instruments designated as cash flow hedges have the purpose to protect future results arising from changes in interest rates and fuel prices. The effectiveness of the variations is estimated based on statistical methods of correlation and by the proportion between the hedge’s gains and losses and the variation of the costs and expenses protected. The effective variations in fair value are recorded in the shareholders’ equity in “Other Comprehensive Income”, up to the recognition of the result of the hedge’s object. The inefficiencies found in each reporting period are recognized in the financial result. The hedge transactions recorded in “Other Comprehensive Income” are net of tax effects.

4.9.3.   Discontinuation and write-off of derivative financial instruments

The hedge accounting is discontinued prospectively when the Company and its subsidiaries (i) cancel the protection relationship; (ii) the derivative instrument expires or is sold, terminated or executed, (iii) when there is low predictability of realization of the hedge’s object, or (iv) when it no longer qualifies as hedge accounting. If the operation is discontinued, any gains or losses previously recognized in “Other Comprehensive Income” and accumulated in the shareholders’ equity up to that date are immediately recognized in the result for the year.

4.10.  Deposits

4.10.1.      Deposits for the maintenance of aircraft and engines

Refer to payments made in US dollars to lessors for the future maintenance of aircraft and engines. The realization of these assets occurs, substantially, in the use of the deposit for payment to the workshop when the maintenance is carried out or through the receipt of financial resources, according to the negotiations carried out with the lessors. The exchange rate change of these payments is recognized as an expense or income in the financial result. The Management regularly assesses the recovery of these deposits based on the eligibility of the application of such amounts in future maintenance events and believes that the figures reflected in the statements of financial position are realizable.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

Some of the agreements foresee that, if there are no maintenance events with the possibility of using the deposits, the deposits for this operation are not refundable. Such amounts are retained by the lessor and represent payments made according to the use of the components until the return date. Hence, such amounts are recognized directly in the statements of operations due to payments made under the item “Maintenance and Repair Material”.

In addition, the Company has agreements with some lessors to replace deposits for credit bills, which can be executed by the lessors if the maintenance of the aircraft and engines does not occur according to the review schedule. Several aircraft leases agreements do not require maintenance deposits and have credit bills to ensure the maintenance is carried out in the scheduled periods (see Note 14). Until December 31, 2019, no credit bill had been executed against the Company.

4.10.2.      Deposits as guarantee and collateral for leases agreements

Deposits and guarantees are denominated in US dollars and updated monthly by the foreign exchange rates, and do not earn interest income and are refundable to the Company at the end of the leases agreements.

4.10.3. Judicial deposits

On the course of the legal actions initiated against the company, and over which the legitimacy is being challenged, Company might be requested to make judicial deposits in order to continue its defense actions. The amounts related to judicial deposits are monetarily updated by inflationary index, when applicable, and represents amounts not available to the Company until court decision.

4.11. Property, plant, and equipment

Property, plant, and equipment, including rotables (spare parts), are recorded at acquisition and/or construction cost and include interest and other financial charges. Every item of the property, plant, and equipment that has a significant cost in relation to the total asset is depreciated separately. The estimated economic useful life of property, plant, and equipment, for purposes of depreciation, is shown in Note 16.

The estimated market price at the end of its useful life is the premise used to set the residual value of the Company’s property, plant, and equipment. The residual value and useful life of the assets are reviewed annually by the Company. Any variation due to changes in the expectation of using such items results in prospective changes.

The book value of the property, plant, and equipment is analyzed to verify possible impairment loss when facts or changes in circumstances indicate that the book value is greater than the estimated recoverable amount. The book value of the aircraft is annually tested for impairment, even if there are no circumstances that indicate losses.

An item of property, plant, and equipment is written-off after disposal or when there are no future economic benefits resulting from the continued use of the asset. Any gains or losses on the sale or write-off of an item are established by the difference between the amount received on the sale and the book value of the asset and are recognized in the result.

Additionally, the Company adopts the following treatment for the groups below:

4.11.1.      Advances for aircraft acquisition

Refers to prepayments in US dollars made to Boeing for the acquisition of 737-MAX aircraft. Prepayments are converted at the historic rate.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

4.11.2.      Leases agreements

On December 31, 2018, for leases agreements in which the risks and benefits of the leased asset were transferred to the Company, the asset was recognized in the statements of financial position with a corresponding entry in the financial liability, at the beginning of the leases term, at amounts equivalent to the fair value of the leased asset or, if lower, at the present value of the minimum leases payments.

Leased assets were depreciated over their useful lives. However, when there was no reasonable certainty that the Company would obtain the property at the end of the leases term, the asset was depreciated over its estimated useful life or the leases term, whichever is less.

The other aircraft and engine leases were classified as operating leases and payments were recognized as an expense in the consolidated statements of operations on a straight-line basis over the term of the agreement, under the item “Operating Leases”. The future payments of such agreements did not represent an obligation recorded in the statements of financial position; the commitments undertaken were duly presented in the Notes.

As of January 1, 2019, the Company started recording leases agreements in accordance with IFRS 16 - “Leases Operations” which differs significantly from the accounting practice previously adopted.

The new accounting practice, as well as the effects of its adoption, are presented in detail in Item 4.26.1 of these financial statements.

4.11.3.      Sale and leaseback transactions

From January 1ST, 2019 the calculation to recognize the result of sale-leaseback transactions uses the fair value of the negotiated asset as a reference. The source of information to obtain the fair value is the market price for items of a similar nature.

After the fair value is defined, gains or losses are initially calculated based on the difference between the fair value and the book value of the assets and subsequently adjusted according to the proportionality of the right of use transferred to the lessor (the latter being the effective value recognized in the result as income or loss).

The proportionality calculation is carried out considering the fair value less the difference between the leases payment flow brought to present value and the embedded financing (we consider that there is an embedded financing when the transaction is carried out above the fair value; when the transaction is carried out below the fair value, we consider that there is a prepayment and, therefore, such amount is directly adjusted to the right of use recognized in the asset).

Until December 31, 2018 gains or losses arising from the Company’s sale‑leaseback transactions classified after the sale of rights as operating leases are accounted as follows:

• Immediately in profit or loss when it is clear that the transaction is established at fair value;

• If the transaction price is below or above the fair value, any gain or loss is immediately recognized in profit or loss, however if the loss is compensated by future leases payments at below or above market price (the gains or losses are deferred and amortized in proportion to the leases payments during the period that the assets will be used);

The amount of deferred losses is recorded as other current or non-current assets, and the amount of deferred gains is recorded as other liabilities. The breakdown between short and long‑term is based on the leases terms.

4.11.4.      Capitalization of contractual obligations with aircraft return conditions

At the start date of the leases agreement the Company records estimates of expenses to meet aircraft return conditions as part of the cost of assets with a corresponding entry to a provision in liabilities. After the initial registration, the asset is depreciated on a straight-line basis over the contractual term and the provision is updated in accordance with the current capital remuneration rates (“WACC”) and the effects are recorded in the statement of positions as “financial expenses”. The provision is reviewed annually.

4.11.5.      Capitalization of expenses with major maintenance of engines, aircraft, landing gear and apus (auxiliary power unit)

Expenses with major maintenance events, which include replacement of parts and labor, are capitalized only when there is an extension of the estimated useful life of the corresponding asset. Such costs are capitalized and depreciated over the estimated period to be incurred until the next major maintenance. Expenses incurred that do not extend the useful lives of assets are recognized directly in the consolidated statements of operations.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

4.12. Intangible assets

4.12.1.      Finite useful life

Intangible assets acquired are measured at the cost of their initial recognition. After initial recognition, intangible assets with finite useful lives, usually software, are stated at cost, less the accumulated amortization and impairment losses, when applicable. Intangible assets generated internally, excluding development costs, are not capitalized and the expense is reflected in the consolidated statements of operations for the year in which it was incurred.

The useful life of an intangible asset is evaluated as finite or indefinite. Intangible assets with finite lives are amortized over their economic useful lives and are assessed for impairment whenever there is an indication of impairment. The amortization period and method for an intangible asset with a finite life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with finite lives is recognized in the consolidated statements of operations in the expense category consistent with the economic useful life of the intangible asset.

4.12.2.      Indefinite useful life

4.12.2.1. Goodwill for expected future profitability

In this category, the amounts corresponding to the goodwill arising from business combinations carried out by the subsidiaries GLA and Smiles Fidelidade are recorded. The goodwill value is tested annually by comparing the book value with the recoverable value of the cash-generating unit. Management evaluates and establishes assumptions to assess the impact of macroeconomic and operational changes, to estimate future cash flows and measure the recoverable value of assets.

4.12.2.2. Airport operation rights (“slots”)

In the business combination of GLA and Webjet, slots were acquired, recognized at their fair values on the acquisition date and were not amortized. The estimated useful life of these rights was considered indefinite due to several factors and considerations, including requirements and permits to operate in Brazil and the limited availability of right of use at the most important airports in terms of air traffic volume. The book value of these rights is assessed annually, based on the GLA cash-generating unit regarding its recoverable amount or in cases of changes in circumstances that indicate that the book value may not be recoverable. No impairment loss has been recorded to date.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

4.13. Loans and financing

Loans and financing are initially recognized at fair value less any directly attributable transaction costs. After the initial recognition, these financial liabilities are measured at amortized cost using the effective interest method, except for the contracted derivatives linked to Exchangeable Senior Notes, which are measured at fair value through profit or loss.

4.14. Suppliers and other obligations

They are initially recognized at fair value and subsequently increased, when applicable, by the corresponding charges and monetary and exchange rate changes incurred up to the closing dates of the financial statements.

4.14.1.      Suppliers - forfeiting

Management carried out a negotiation with suppliers with the purpose to extend payment terms. Accordingly, the Company signed an agreement with financial institutions that allows receivables from its suppliers to be anticipated. Considering that the anticipation of this receipt with the financial institutions is an option of the suppliers, as well, the Company is not reimbursed and/or benefited by the financial institution with discounts for payment before the maturity date agreed with the supplier, there is no change in the degree of subordination in case of judicial execution.

On December 31, 2019, the balance of suppliers that benefited from the agreement corresponds to R$554,467 (R$365,696 on December 31, 2018), as described in Note 21.

4.15. Advance from ticket sales

Represents the Company’s obligations to provide air transportation services and other ancillary services to its clients, net of breakage revenue already recognized in the consolidated statements of operations, as detailed in Note 4.18.1.

4.16. Provisions

4.16.1.      Provision for aircraft return

Aircraft negotiated under an operating leases regularly have contractual obligations establishing conditions for return. In these cases the Company makes provisions for the return costs, since these present obligations, arising from past events and which will generate future disbursements, which are measured with reasonable certainty. These expenses basically refer to expenses related to aircraft reconfiguration (interior and exterior), obtaining licenses and technical certifications, return checks, painting, etc., as established in the agreement. The estimated cost is initially recorded at present value in property, plant, and equipment (see 4.11.4) and the corresponding entry of the provision for aircraft return is recorded in the “Provisions”. After the initial recognition, the liability is updated according to WACC rate estimated by the Company, with a corresponding entry in the financial result. Any changes in the estimate of expenses to be incurred are recorded prospectively.

4.16.2.      Provision for engine return

They are estimated based on the minimum contractual conditions under which the equipment must be returned to the lessor, observing the historical costs incurred and the conditions of the equipment at the time of the appraisal. These provisions are recorded in the consolidated statements of operations for the year from the moment the contractual requirements are met, and the next maintenance is scheduled for a date later than the date scheduled to return the engine. The Company estimates the provision for the return of the engine according to the expense expected to incurred

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

and when the amount can be reliably estimated. The amount of a provision will be the present value of the expenses that are expected to be required to settle the minimum obligation. The term will be based on the date that the leased engine is expected to be returned, that is, the term of the leases.

4.16.3.      Provision for tax and labor risks

Provisions are recognized when the Company has a present obligation, contractual or not, as a result of a past event and it is probable that economic benefits will be required to settle the obligation and a reliable estimate of its value can be made.

The Company is a party to several legal and administrative proceedings, mainly in Brazil. Assessments of the likelihood of loss in these lawsuits include an analysis of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions and their relevance in the legal system, as well as the assessment of external lawyers. Provisions are reviewed and adjusted to reflect changes in circumstances, such as the applicable statute of limitations, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

4.17. Post-employment benefit

As of the year ended December 31, 2019, the Company started to recognize actuarial assets and liabilities related to the health care plan benefits offered to its employees in accordance with IAS 19 - “Benefits to Employees”. Actuarial gains and losses are recognized in other comprehensive income based on the actuarial report prepared by independent experts, while the benefits paid directly by the Company, the cost of current service and the cost of interest are recognized in the result for the year.

Management evaluated the impact of not adopting the accounting practices in previous years, and concluded that the effects were immaterial and did not distort the financial information previously disclosed (see note 24.1).

4.18. Recognition of revenue

4.18.1.      Revenue from passengers, cargo and ancillary services

Passenger revenue is recognized when air transportation is actually provided. Tickets sold but not yet used are recorded in the item of advance from ticket sales, representing deferred revenue from tickets sold to passengers to be transported at a future date, net of the estimated breakage revenue.

Breakage revenue calculates, on a historical basis, tickets issued that will expire due to non-use, that is, passengers who have purchased tickets and are very likely not to use them. The calculations are reviewed at least once a year to reflect and capture changes in customer behavior in relation to ticket expiration.

From the perspective of the financial statements, the cycle of recognition of revenue in relation to the exchange of miles from the Smiles Program for airline tickets is only completed when passengers are effectively transported.

Revenues from cargo shipments are recognized when performance obligations are met.

Other revenues that include charter services, on-board sales services, flight rebooking fees, baggage drop-off, and other additional services are recognized along with the primary passenger transportation obligation.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

4.18.2.      Adoption of hedge accounting to protect future revenues with passengers and ancillary services

In the regular course of its operations, the Company has recurring sales in US dollars (“US$”), mainly as a result of international routes in South, Central, and North America. Accordingly, as of August 1, 2019, Management adopted the cash flow hedge accounting as a hedge for future foreign currency revenues, which are considered highly probable, required in Paragraph 6.3.1 of IFRS 9, using as hedge instruments 50 leases agreements recorded as indebtedness due to the adoption of IFRS 16.

With the adoption of hedge accounting, the foreign exchange gains and losses arising from the leases agreements (hedge instrument) will be accumulated in shareholders’ equity, “Adjustments to Equity Valuation”, appropriated to the Company's results upon the realization of the income from sales in US$.

Hedge accounting derives from the natural hedge of the Company’s operations, portrayed by cash flow (revenues and amortization of indebtedness in US$) and does not represent an increase in financial costs, allowing the elimination of some of the exchange rate volatility in the Company's results. The final position of shareholders’ equity is not affected by the adoption of this accounting practice. The elements of hedge accounting are: (1) hedged object: highly probable sales revenue in US$; (2) hedge instrument: 50 leases agreements linked to US$; (3) designated amount: 60 months of highly probable revenues based on a range of 80 to 85% of historically earned revenues, totaling US$903,102 at the initial adoption; (4) nature of the hedged risk: exchange rate change; (5) specification of the hedged risk: USD/BRL spot exchange rate change; (6) type of hedge: cash flow.

On December 31, 2019, the losses accumulated in other comprehensive income totaled R$165,436.

4.18.3.      Mileage revenue

The Smiles Program has the purpose to build customer loyalty by granting mileage credits to participants. The obligation generated by issuing miles is measured based on the price at which the miles were sold to Smiles’ air and non-air partners, considered as the fair value of the transaction. The revenue is recognized in the result for the year when the miles are redeemed by participants in the Smiles Program and exchanged for awards with their partners.

The subsidiary Smiles acts as an agent and fulfills its performance obligation when participants redeem the miles of the Smiles Program and exchange them for awards with its partners. This is the moment when revenue is recognized in the results. Accordingly, the gross revenue is shown net of its respective direct variable costs related to making goods and services available to participants.

As a result of its characteristics, the miles program also provides the possibility of recognizing a breakage revenue, which in turn is established based on the calculation of miles that have a high expiration potential to their non-use by the Smiles Program’s participants. The calculation is applied to the miles issued in the period, giving rise to the breakage revenue.

It should be noted that future events can significantly change the profile of customers and their historical pattern of redemption of miles. Such changes may lead to significant changes in the balance of deferred revenue, as well as in the recognition of breakage revenue. The policy of the Smiles mileage program provides for the cancellation of all miles in the customers’ accounts after 36 months, with the exception of Gold and Diamond customers, whose mileage expiration period is 48 and 120 months, respectively. The Smiles Club miles are valid for 120 months. The Company reviews the statistical calculation annually.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

4.19. Share-based payments

4.19.1.      Stock options

The Company offers stock option plans to its executives. The Company recognizes as an expense, on a straight-line basis, the fair value of the options or shares, calculated on the grant date, during the period of service required by the plan, as a corresponding entry to the shareholders’ equity. The accumulated expense recognized reflects the acquisition period and the Company’s best estimate of the number of shares that will be acquired. The expense or revenue from the movement occurred during the year is recognized in the consolidated statements of operations. The expense is reversed if an acquisition condition is not met.

The effect of outstanding options is reflected as an additional dilution in the calculation of diluted earnings per share.

The plans have been settled in shares.

4.19.2.      Restricted shares

The Company can also offer to its executives a plan to transfer restricted shares, taking place at the end of 3 years after the grant date, provided that the beneficiary has held his/her employment relationship during this period. Such transfer occurs preferably through shares held in the treasury.

The impact of any revision of the number of restricted shares that will not be acquired in relation to the original estimates, if any, is recognized in the results for the year, in such a way that the accumulated expense reflects the revised estimates with the corresponding adjustment in the shareholders’ equity.

The plans have been settled in shares.

4.20.  Profit-sharing for employees and members of the management

The Company’s employees are entitled to profit-sharing based on certain goals agreed annually. For the members of the management, the goals are based on the statutory provisions proposed by the Board of Directors and approved by the shareholders. The profit-sharing is recognized in the consolidated statements of operations for the period in which the goals are achieved.

4.21.  Financial revenues and expenses

Include interest income on amounts invested, exchange rate changes on assets and liabilities, changes in the fair value of financial assets measured at fair value through profit or loss, gains and losses on hedge instruments that are recognized in the result and interest on loans and financing, interest on loans, commissions and bank charges, unwind of discounts on certain provisions among others. Interest income and expenses are recognized in the consolidated statements of operations using the effective interest method.

4.22.  Earnings (loss) per share

Basic earnings per share are calculated by dividing the net income for the year attributed to the Company’s controlling shareholders by the weighted average number of all classes of shares outstanding during the year.

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of outstanding shares by instruments potentially convertible into shares, unless these adjustments woud be anti dilutioinal.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

4.23.  Segments

An operating segment is part of the Company that develops business activities to obtain revenues and incur expenses. The operating segments reflect the way in which the Company’s management reviews the financial information to make decisions. The Company’s Management identified the operating segments, which meet the quantitative and qualitative parameters of disclosure and represent the main types of business: air transportation and mileage program.

4.23.1.      Air transportation segment

The operations in this segment originate mainly from the subsidiary GLA, for the provision of air passenger transportation services and the main revenue-generating assets are its aircraft. Other revenues originate mainly from cargo operations and related services such as baggage drop-off, fines for rebooking and cancellation of tickets, etc.

4.23.2.      Loyalty program segment

The operations of this segment are represented by transactions for the sale of miles to air and non-air partners. In this context, it includes the management of the program, the marketing and redemption rights of products and services and the creation and management of a database of individuals and companies. The main cash-generating asset is its portfolio of program participants.

4.24.  Transactions in foreign currency

Foreign currency transactions are recorded at the exchange rate change prevailing on the date on which the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the statements of financial position date. Any difference resulting from the translation of currencies is recorded under the item “Exchange Rate Change, Net” in the consolidated statements of operations for the year.

The exchange rate changes in reais in effect on the reporting date of these financial statements were as follows:

	Final rate		Average rate
	2019	2018	2019	2018
US dollar	4.0307	3.8748	4.1102	3.8841
Argentinian peso	0.0673	0.1028	0.0686	0.1026

4.25.  Main accounting estimates and assumptions used

As disclosed in Note 2, the Management made judgments that have a significant effect on the amounts recognized in the financial statements, namely:

• ticket and miles breakage revenue (Note 4.18.1 and 4.18.3);

• allowance for expected loss on trade receivables accounts (Note 9);

• annual analysis of the recoverable amount of deferred tax (Note 12);

• advances to suppliers and third parties (Note 13);

• analysis of recoverability of maintenance deposits (Note 14);

• the useful life of property, plant, and equipment and intangible assets with defined useful life (Notes 16 and 17);

• annual analysis of the recoverable amount of goodwill (Note 17);

• slot recovery analysis (Note 17);

• advance from ticket sales (Note 23);

• provisions for post-employment benefits (Note 24);

• provision for tax, civil and labor risks (Note 24);

• provision for the return of aircraft and engines (Note 24);

• share-based compensation transactions (Note 27);

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

• rights and obligations with derivative transactions (Note 33); and

• the fair value of financial instruments (Note 33).

The Company continuously reviews the assumptions used in its accounting estimates. The effect of revisions to accounting estimates is recognized in the financial statements in the period in which such revisions are made.

4.26.  New accounting standards and pronouncements adopted in the current year

4.26.1.      IFRS 16 - “Leases”

IFRS 16 establishes the principles for recognizing, measuring, presenting and disclosing leases transactions and requires lessees to recognize all leases in accordance with a single statement of financial position model, similar to the recognition of finance leases pursuant to IFRS 16. The standard includes two recognition exemptions for lessees: leases of “low value” assets, for example, personal computers, and short-term leases, i.e. leases for which the term ends within 12 months or less.

At the beginning of a lease, lessees recognize a liability to carry out payments (leases liability) and an asset representing the right to use the leased item for the leases term (right-of-use asset). Lessees should separately recognize interest expenses from the leases liability and depreciation expenses of the right-of-use asset.

Lessees shall also reassess the leases liability if certain events occur, such as a change in the term of the leases or a change in future leases payment flows due to a variation in the reference index or rate used to calculate such payments. In general, lessees shall recognize any remeasurement to the leases liability as an adjustment against the right-of-use asset.

Among the adoption methods provided for in the standard, the Company chose to adopt the modified retrospective approach. Therefore, in accordance with IFRS 16, we did not restate comparative information and balances. Within the modified retrospective method, the Company chose to adopt the following transition practical expedients and exemptions to the standard’s transition, which are detailed below:

•      the Company used hindsight, such as in determining the leases term and considering extensions and renegotiations throughout the agreement; and

•      the Company applied a single discount rate to its portfolio of leases with similar characteristics, considering the remaining term of the agreements and the guarantee provided for by the assets.

To calculate the discount rate, the Company used as the main basis those contracted in recent funding operations in the European and North American markets, except for the perpetual bonds and exchangeable senior notes, thus concluding that the built-in inflationary effects are very low, added to the fact that 99.3% of the Company’s leasing obligations are in US$.

The Company assessed the impacts arising from the adoption of this standard, considering the above-mentioned assumptions, which led to initially recording 120 aircraft leases agreements and 14 non-aircraft leases agreements as right-of-use. The effects of the initial adoption of this standard are shown in the table below:

	Assets	Liabilities	Shareholders’ Equity (c)
Operating leases (a)	-	(219,728)	219,728
Right of use - aircraft agreements	2,892,836	5,540,621	(2,647,785)
Right of use - non-aircraft agreements	41,420	49,975	(8,555)
Deferred tax - Smiles (b)	-	-	278
Total	2,934,256	5,370,868	(2,436,334)

(a) Refers to operating leases installments renegotiated during 2016.

(b) Deferred income tax effects arising from the initial adoption of IFRS 16 recorded in the Smiles subsidiary.

(c) Diference between assets and liabilities due to the adoption of the Standard through the simplified retrospective method and USD>BRL translation rate for aircraft and engine agreements (asset by historical exchange rate change and liability by the exchange rate change on the adoption date).

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

As of January 1, 2019, the impacts arising from deferred taxes related to the adoption of IFRS 16 did not reflect the corresponding tax effects in GLA, given that has no history of taxable income and is currently recording tax credit assets limited to the amount of tax credit liabilities, in accordance with item 35 of IAS 12 – “Income Taxes”.

As a consequence of the adoption of IFRS 16, the Company made some reclassifications in the statement of financial position as of December 31, 2018, presented for comparison purposes, as shown below:

	December 31, 2018
	As Previously disclosed	Reclassification	As reclassified

Current
Short and long-term indebtedness	1,223,324	(120,118)	1,103,206
Leases to pay	-	255,917	255,917
Operating leases	135,799	(135,799)	-

Non-current
Short and long-term indebtedness	5,861,143	(520,542)	5,340,601
Leases to pay	-	656,228	656,228
Operating leases	135,686	(135,686)	-

4.26.2.      IFRIC 23 “uncertainty over income tax treatments”

In June 2017, the IASB issued IFRIC 23, which clarifies the application of requirements in IAS 12 - “Income Taxes” when there is uncertainty over the acceptance of income tax treatments by the tax authority. The interpretation clarifies that, if it is not probable that the tax authority will accept the income tax treatments, the amounts of tax assets and liabilities shall be adjusted to reflect the best resolution of the uncertainty. IFRIC 23 has been effective since January 1, 2019, and, after assessing the matter the Company’s Management concluded that there are no impacts or need for additional disclosures in this financial statements information due to the adoption of this standard.

4.27. New accounting standards and pronouncements not yet adopted

According to Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the result or equity disclosed by the Company.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

5.   Seasonality

The Company expects revenues and operating results from its flights to be at their highest levels in the summer and winter months of January and July, respectively, and during the last weeks of December and in the year-end holiday period. Given the high proportion of fixed costs, this seasonality tends to drive variations in operating results across the fiscal-year quarters.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

6.   Cash and cash equivalents

	2019	2018
Cash and bank deposits	418,447	157,970
Cash equivalents	1,226,978	668,217
Total	1,645,425	826,187

The breakdown of cash equivalents is as follows:

	Weighted average rate (p.a.)	2019	2018

Local currency
Private bonds and deposits with banks	90.4% of CDI	514,356	74,819
Government bonds	-	-	39
Investments funds	-	-	307,499
Automatic deposits	29.4% of CDI	5,505	-
Total local currency		519,861	382,357

Foreign Currency
Deposits with banks	2.0%	707,117	285,860
Total foreign currency		707,117	285,860

Total		1,226,978	668,217

7.   Short-term investments

	Weighted Average Rate (p.a.)	2019	2018

Local Currency
Government bonds	104.2% of CDI	56,532	21,100
Investment funds	100.2% of CDI	862,868	365,249
Total Local Currency		919,400	386,349

Foreign currency
Deposits with banks	3.0%	1,713	92,015
Government bonds	1.8%	29,684	-
Investment funds	-	2,965	-
Total foreign currency		34,362	92,015

Total		953,762	478,364

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

8.   Restricted cash

	Weighted Average Profitability (p.a.)	2019	2018

Local currency
Deposits in guarantee of letter of credit	97.6% of CDI	138,164	100,394
Escrow deposits	96.2% of CDI	85,351	72,089
Escrow deposits - leases	98.5% of CDI	136,438	102,880
Other deposits	66.4% of CDI	9,922	113,465
Total local currency		369,875	388,828

Foreign currency
Escrow deposits for hedge margin	1.6%	74,431	433,304
Total foreign currency		74,431	433,304

Total		444,306	822,132

Current		304,920	133,391
Non-current		139,386	688,741

9.   Trade receivables

	2019	2018

Local currency
Credit card administrators	740,967	393,557
Travel agencies	253,494	226,627
Cargo agencies	33,677	40,431
Airline partner companies	291	3,243
Other	15,690	52,216
Total local currency	1,044,119	716,074

Foreign currency
Credit card administrators	121,844	97,488
Travel agencies	36,845	21,005
Cargo agencies	1,384	1,378
Airline partner companies	30,740	23,294
Other	11,550	5,373
Total foreign currency	202,363	148,538

Total	1,246,482	864,612

Allowance for expected loss on trade receivables accounts	(16,952)	(11,284)

Total trade receivables	1,229,530	853,328

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

The aging list of trade receivables, net of allowance for expected loss on trade receivables accounts, is as follows:

	2019	2018
Not yet due
Until 30 days	567,567	527,878
31 to 60 days	213,334	101,226
61 to 90 days	100,478	49,696
91 to 180 days	187,883	83,128
181 to 360 days	76,902	36,801
Above 360 days	1,499	268
Total not yet due	1,147,663	798,997

Overdue
Until 30 days	47,959	13,167
31 to 60 days	23,290	4,726
61 to 90 days	3,986	2,672
91 to 180 days	3,009	11,173
181 to 360 days	421	9,863
Above 360 days	3,202	12,730
Total overdue	81,867	54,331

Total	1,229,530	853,328

The changes in an expected loss on trade receivables are as follows:

	2019	2018
Balance at the beginning of the year	-	(38,681)
Initial adoption adjustment – IFRS 9	-	2,593
Adjusted balance at the beginning of the year	(11,284)	(36,088)
Exclusions and reversals	(13,499)	9,789
Write-off	7,831	15,015
Balances at the end of the year	(16,952)	(11,284)

10.Inventories

	2019	2018
Consumables	14,274	14,848
Parts and maintenance materials	184,939	165,293
Total	199,213	180,141

The changes in the provision for obsolescence are as follows:

	2019	2018
Balances at the beginning of the year	(12,808)	(12,509)
Additions	(2,168)	(5,023)
Write-offs	674	4,724
Balances at the end of the year	(14,302)	(12,808)

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

11. Recoverable taxes

	2019	2018
IRPJ and CSLL prepayments	195,864	268,428
Withholding income tax	3,969	4,744
PIS and COFINS to recover (*)	273,152	163,921
Value added tax (VAT) abroad	4,650	5,649
Other	6,181	13,927
Total	483,816	456,669

Current	309,674	360,796
Non-current	174,142	95,873

(*) During the year, the subsidiaries Smiles Fidelidade and GLA accounted for PIS and COFINS untimely tax credits related to the last 5 years, totaling R$49,518 and R$91,066, respectively. The amounts of R$17,300 related to credits in 2019 and R$99,605 related to credits recorded in 2018 were realized against tax obligations until the reporting date of these financial statements.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

12.Deferred taxes

12.1. Deferred tax assets (liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	2018	Statement of operations	Accumulated profits	Exchange Rate change	Reclassification	2019
Company and controlled subsidiary Smiles
Income Tax losses carry forward	16,983	25,868	-	(56)	-	42,795
Negative basis of social contribution	6,114	8,246	-	-	-	14,360
Temporary differences
Allowance for expenses loss on trade receivables and other credits	196	1,762	-	-	-	1,958
Provision for legal proceedings and tax liabilities	916	(220)	-	-	-	696
Unrealized intercompany profits	49,613	-	-	-	(49,613)	-
Total deferred taxes - assets	73,822	35,656	-	(56)	(49,613)	59,809
Controlled subsidiary GLA and Smiles
Income tax losses carry forward	58,384	(58,384)	-	-	-	-
Negative basis of social contribution	21,018	(21,018)	-	-	-	-
Temporary differences
Allowance for expenses loss on trade receivables and other credits	72,649	(15,911)	-	-	-	56,738
Breakage provision	(172,869)	(23,337)	-	-	-	(196,206)
Provision for losses on other credits	143,350	-	-	-	-	143,350
Provision for legal proceedings and tax liabilities	93,221	(2,170)	-	-	-	91,051
Provisions for aircrafts redelivery	62,642	83,597	-	-	-	146,239
Derivative transactions	5,335	(47,489)	-	-	-	(42,154)
Slots	(353,226)	-	-	-	-	(353,226)
Depreciation of engines and parts for aircraft maintenance	(174,129)	(9,848)	-	-	-	(183,977)
Goodwill	(127,659)	-	-	-	-	(127,659)
Aircraft leases and other	30,956	33,145	278	-	-	64,379
Other	113,038	(23,725)	-	-	-	89,313
Unrealized profits	-	18,498	-	-	49,613	68,111
Total deferred taxes – liabilities	(227,290)	(66,642)	278	-	49,613	(244,041)
Total effect deferred taxes - income	-	(30,986)	-	-	-	-

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

The Company and its subsidiaries GLA and Smiles (Fidelidade Argentina) have carry forward tax net operating losses and negative social contribution basis, which can be offset against 30% of future annual tax profits in future, with no time limit for prescription, in the following amounts:

	GOL		GLA		Smiles Fidelidade Argentina
	2019	2018	2019	2018	2019
Accumulated income tax losses	159,559	170,418	5,017,227	5,631,209	8,343
Negative basis of social contribution	159,559	170,418	5,017,227	5,631,209	-
Deferred tax assets	54,250	57,942	1,705,857	1,914,611	2,905

The analysis of the realization of deferred tax credits was performed by the company, as follows:

GOL: has the total tax credits of R$56,903, of which R$54,250 refers to tax loss and negative basis of social contribution and R$2,653 refers to temporary differences, with realization supported by the long-term plan.

Management estimates that deferred tax credits, recorded on tax losses and negative social contribution basis, will be realized as follows:

Year	Amount
2020	4,768
2021	8,375
2022	7,473
2023	8,332
2024	9,471
2025 to 2029	15,831
Total	54,250

GLA: has tax credits on tax loss and a negative social contribution base totaling R$1,705,857. Given the instability of the political-economic scenarios, fluctuations in the US dollar and other variables that may affect projections of future results, as well as the history of losses in recent years, the Company has ceased to record such tax credit assets.

Smiles Fidelidade Argentina: Management estimates that the deferred tax assets relating to net operation losses totaling R$2,905 will be realized in 36 months.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

The reconciliation of effective income taxes and social contribution rates for the fiscal year ended on December 31, 2019, 2018 and 2017 is as follows:

	2019	2018	2017

Income (loss) before income taxes	388,945	(482,596)	70,604
Combined tax rate	34%	34%	34%
Income at the statutory tax rate	(132,241)	164,083	(24,005)

Adjustments to calculate the effective tax rate:
Equity method investees	26	132	185
Tax rate difference on results of offshore subsidiaries	(207,565)	201,043	(106,533)
Non-deductible expenses, net	(61,219)	161,815	(65,718)
Exchange rate change on foreign investments	(101,329)	(173,964)	(20,225)
Interest on shareholders’ equity	8,212	6,998	4,817
Extemporaneous tax credit	31,942	-
Deferred tax assets (liabilities) net recognized	252,567	(653,343)	291,002
Use of tax credits in non-recurring installment Payments	-	(3,892)	227,690
Total income tax	(209,607)	(297,128)	307,213

Income taxes
Current	(178,621)	(52,139)	(239,846)
Deferred	(30,986)	(244,989)	547,059
Total income (loss) taxes	(209,607)	(297,128)	307,213

13.Advance to suppliers and third parties

	2019	2018

Oceanair advance	192,715	-
Advance to national suppliers	95,596	17,373
Advance to international suppliers	25,316	5,648
Advance for materials and repairs	48,930	32,111
Total	362,557	55,132
Adjustment to present value of advance to suppliers	(10,604)	-
Provision for loss of advance to oceanair	(161,228)	-
Total advance to suppliers	190,725	55,132

Current	142,338	55,132
Non-current	48,387	-

Within the scope of the judicial recovery plan of Oceanair Linhas Aéreas S.A. (“Oceanair”) and AVB Holding S.A. (“Judicial Recovery Plan”), approved by its creditors on April 5, 2019, the Company: (i) granted DIP (debtor in possession) Loans to Oceanair in the amount of R$31,487, and (ii) granted an advance to Elliott Group which is the main Oceanair creditors, in the amount of R$161,228 (“Advance”) pursuant to an agreement entered into on April 3, 2019.

It was anticipated that the advances would be refunded by Elliott Group if: (a) the Company or any third party acquires an isolated production unit (mainly comprised of a set of slots) as provided for in the Oceanair Linhas Aéreas S.A, Judicial Recovery Plan; or (b) another judicial recovery plan involving this sale of Oceanair’s landing and takeoff times. In return for granting the Advance, and subject to certain conditions, the Elliott Group would pay to the Company a part of the funds that were recovered by Elliott Group under the Recovery Plan.

On July 10, 2019, under the Judicial Recovery Plan, the Company presented winning bids for the acquisition of certain isolated production units (“UPIs”), in the total amount of US$77.3 million.

The Judicial Recovery Plan provided that DIP loans would be offset against the price to be paid by the Company for the acquisition of UPIs.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

In December 2019, the Court considered the judicial reorganization plan unenforceable, and, as a consequence, Avianca Brasil/Oceanair Linhas Aéreas bankruptcy was declared and the UPI auction was invalidated.

Accordingly, Management provided for amounts related to advances granted that were not supported by guarantees, however, it continues to evaluate alternatives for asset recovery.

14.Deposits

	2019	2018
Judicial deposits	841,746	726,491
Maintenance deposits	830,282	647,057
Deposits in guarantee for leases agreements	296,327	238,747
Total	1,968,355	1,612,295

14.1. Judicial deposits

Judicial deposits represent guarantees of tax, civil and labor lawsuits, kept in court until the resolution of the disputes to which they are related. Part of the judicial deposits refers to civil and labor lawsuits arising from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees of third party service providers. Considering that Management does not believe that the Company is legally responsible for such claims and the release of the judicial deposits has been claimed. On December 31, 2019, the judicial deposits referring to the succession processes of Varig S.A. and third-party claims were R$115,390 and R$107,510, respectively (R$113,979 and R$76,415 on December 31, 2018).

GLA also has judicial deposits resulting from a lawsuit filed by the National Union of Airlines (“SNEA”) against the 72% increase in airport fares promoted by the Airspace Control Department (“DECEA”). On December 31, 2019, the amount deposited corresponds to R$239,929 (R$153,128 on December 31, 2018). The same amount is recorded in current liabilities under “Landing fies”.

14.2. Maintenance deposits

The Company makes deposits in US dollars for the maintenance of aircraft and engines, which will be used in future events as established in certain leases agreements.

Maintenance deposits do not exempt the Company, as a lessee, from contractual obligations related to the maintenance or the risk associated with operating activities. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

The Company has two categories of maintenance deposits:

•      Maintenance Guarantee: Refers to one-time deposits that are refunded at the end of the leases, and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on December 31, 2019, was R$213,449 (R$249,080 on December 31, 2018).

•      Maintenance Reserve: Refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On December 31, 2019, the balance referring to such reserves was R$616,833 (R$397,977 as of December 31, 2018).

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

14.3. Deposits in guarantee for leases agreements

As required by the leasing agreements, the Company makes guarantee deposits (in US dollars) to the leasing companies, which can be fully redeemed at maturity.

15.Investments

15.1. Breakdown of investments

The investment information is shown below:

Trip
Relevant investment information on December 31, 2019
Capital stock	1,318
Interest	60.00%
Total equity	2,103

Adjusted equity (a)	1,254
Net income for the year	129
Net income for the year attributable to the company’s interest	77

	Trip	Net Points
Relevant investment information on December 31, 2018
Total number of shares	-	130,492,408
Capital stock	1,318	75,351
Interest	60.0%	25.4%
Total equity	1,962	(20,758)

Adjusted equity (a)	1,177	-
Net Income for the year	644	(3,613)
Net Income for the year attributable to the company’s interest	387	-

(a)   Adjusted shareholders' equity corresponds to the percentage of total shareholders' equity net of unrealized profits.

15.2. Changes in investments

Trip
Balances on December 31, 2018	1,177
Equity method results	77
Balances on December 31, 2019	1,254

Trip
Changes in investments
Balances on December 31, 2017	1,333
Equity method results	387
Dividends and interest on shareholders’ equity	(543)
Balances on December 31, 2018	1,177

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

16.Property, plant and equipment

	Weighted average rate (p.a.)	2018	Adoption IFRS 16 (3)	Additions	Disposals(6)	Transfers(5)	2019
Flight equipment
Cost
Aircraft - ROU (1) with purchase option		673,675	-	-	(13,419)	-	660,256
Aircraft - ROU with no purchase option		-	2,821,509	914,532	(161,811)	(12,250)	3,561,980
Spare parts and engines		1,583,865	-	191,219	(8,579)	(2,210)	1,764,295
Spare parts and engines - ROU		-	71,327	39,569	(919)	-	109,977
Aircraft and engine overhauling		2,443,747	-	887,177	(246,901)	-	3,084,023
Tools		44,121	-	7,599	(553)	2,287	53,454
		4,745,408	2,892,836	2,040,096	(432,182)	(12,173)	9,233,985
Depreciation
Aircraft - ROU with purchase option	5.76%	(222,240)	-	(17,612)	13,419	-	(226,433)
Aircraft - ROU with no purchase option	24.90%	-	-	(760,482)	41,105	-	(719,377)
Spare parts and engines	7.15%	(590,239)	-	(120,173)	3,638	393	(706,381)
Spare parts and engines - ROU	33.29%	-	-	(26,745)	-	-	(26,745)
Aircraft and engine overhauling	40.19%	(1,275,298)	-	(677,092)	234,838	-	(1,717,552)
Tools	10.00%	(21,153)	-	(3,566)	338	(331)	(24,712)
		(2,108,930)	-	(1,605,670)	293,338	62	(3,421,200)

Total, net - flight equipment		2,636,478	2,892,836	434,426	(138,844)	(12,111)	5,812,785
Property, plant and equipment in use
Cost
Vehicles		11,513	-	1,428	(1,260)	-	11,681
Machinery and equipment		59,404	-	4,073	(386)	-	63,091
Furniture and fixtures		30,698	-	2,601	(316)	-	32,983
Computers and peripherals		40,813	-	6,510	(1,591)	-	45,732
Computers and peripherals - ROU		-	20,619	1,373	-	-	21,992
Communication equipment		2,692	-	70	(214)	-	2,548
Safety equipment		856	-	-	-	-	856
Leasehold improvements - CMA (4)		107,637	-	-	-	-	107,637
Leasehold improvements		60,115	-	973	-	10,086	71,174
Third-party real Estate - ROU		-	20,801	1,553	-	-	22,354
Construction in progress		15,443	-	12,549	-	(10,086)	17,906
		329,171	41,420	31,130	(3,767)	-	397,954
Depreciation
Vehicles	20.00%	(9,609)	-	(649)	967	-	(9,291)
Machinery and equipment	10.00%	(41,619)	-	(4,131)	313	-	(45,437)
Furniture and fixtures	10.00%	(18,188)	-	(2,016)	296	-	(19,908)
Computers and peripherals	20.00%	(31,314)	-	(3,424)	1,548	-	(33,190)
Computers and peripherals - ROU	36.59%	-	-	(7,682)	-	-	(7,682)
Communication equipment	10.00%	(2,089)	-	(154)	162	-	(2,081)
Safety equipment	10.00%	(533)	-	(82)	-	-	(615)
Leasehold improvements – CMA (4)	10.43%	(91,395)	-	(11,280)	-	-	(102,675)
Leasehold improvements	22.09%	(29,354)	-	(9,685)	-	-	(39,039)
Third party real estate - ROU	32.18%	-	-	(7,156)	-	-	(7,156)
		(224,101)	-	(46,259)	3,286	-	(267,074)
Total, net - property, plant and equipment in use		105,070	41,420	(15,129)	(481)	-	130,880

Impairment losses(2)	-	(48,839)	-	-	7,120	-	(41,719)
Total		2,692,709	2,934,256	419,297	(132,205)	(12,111)	5,901,946

Advances for property, plant and equipment	-	125,348	-	79,343	(48,536)	-	156,155
Total property, plant and equipment		2,818,057	2,934,256	498,640	(180,741)	(12,111)	6,058,101

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

	Weighted average rate (p.a.)	2017	Additions	Disposals (6)	Transfers (5)	2018
Flight equipment
Cost
Aircraft - ROU (1) with purchase option		2,000,866	-	(1,327,191)	-	673,675
Spare parts and engines		1,345,161	242,655	(3,951)	-	1,583,865
Aircraft and engine overhauling		1,807,133	759,483	(122,869)	-	2,443,747
Tools		36,199	8,078	(156)	-	44,121
		5,189,359	1,010,216	(1,454,167)	-	4,745,408
Depreciation
Aircraft - ROU with purchase option	5.76%	(649,430)	(44,578)	471,768	-	(222,240)
Spare parts and engines	6.91%	(494,684)	(128,169)	32,610	4	(590,239)
Aircraft and engine overhauling	30.47%	(941,372)	(441,771)	107,845	-	(1,275,298)
Tools	10.00%	(18,125)	(3,107)	83	(4)	(21,153)
		(2,103,611)	(617,625)	612,306	-	(2,108,930)

Total, net - flight equipment		3,085,748	392,591	(841,861)	-	2,636,478
Property, plant and equipment in use
Cost
Vehicles		10,548	1,177	(212)	-	11,513
Machinery and equipment		57,834	1,958	(388)	-	59,404
Furniture and fixtures		28,148	2,963	(413)	-	30,698
Computers and peripherals		39,458	4,406	(3,051)	-	40,813
Communication equipment		2,617	86	(11)	-	2,692
Safety equipment		843	13	-	-	856
Leasehold improvements – CMA(4)		107,127	436	-	74	107,637
Leasehold improvements		34,645	654	-	24,816	60,115
Third-party real estate - ROU		33,503	6,830	-	(24,890)	15,443
		314,723	18,523	(4,075)	-	329,171
Depreciation
Vehicles	20.00%	(9,100)	(612)	103	-	(9,609)
Machinery and equipment	10.00%	(37,792)	(4,189)	362	-	(41,619)
Furniture and fixtures	10.00%	(16,639)	(1,918)	369	-	(18,188)
Computers and peripherals	20.00%	(30,464)	(3,870)	3.020	-	(31,314)
Communication equipment	10.00%	(1,915)	(181)	7	-	(2,089)
Safety equipment	10.00%	(437)	(96)	-	-	(533)
Leasehold improvements – CMA(4)	10.43%	(80,209)	(11,186)	-	-	(91,395)
Leasehold improvements	19.06%	(20,792)	(8,562)	-	-	(29,354)
		(197,348)	(30,614)	3,861	-	(224,101)

Total, net - property, plant and equipment in use		117,374	(12,090)	(214)	-	105,070

Impairment losses (2)	-	(26,076)	(22,763)	-	-	(48,839)
Total		3,177,046	357,738	(842,075)	-	2,692,709
Advances for property, plant and equipment	-	18,720	277,419	(166,762)	(4,029)	125,348
Total property, plant and equipment		3,195,766	635,157	(1,008,837)	(4,029)	2,818,057

(1) ROU - right of use

(2) Refers to provisions for impairment losses for rotable items, classified under “Spare Parts and Engines”, recorded by the Company in order to present its assets according to the actual capacity for the generation of economic benefits.

(3) Effect related to IFRS 16 adoption, as disclosed in Note 4.26.1.

(4) CMA - Maintenance Center - Confins/MG

(5) Transfer from other GAC credits.

(6) The amounts are composed of sales and write-offs.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

17.Intangible assets

The breakdown of and changes in intangible assets are as follows:

	Weighted average Rate (p.a.)	2018	Additions	Write-offs	2019
Cost
Goodwill	-	542,302	-	-	542,302
Slots	-	1,038,900	-	-	1,038,900
Software	-	528,426	75,845	(24,901)	579,370
Other	-	10,000	-	-	10,000
Total Cost		2,119,628	75,845	(24,901)	2,170,572

Amortization
Software	23.93%	(339,995)	(74,053)	24,318	(389,730)
Other	20.00%	(2,167)	(2,000)	-	(4,167)
Total amortization		(342,162)	(76,053)	24,318	(393,897)

Net intangible assets		1,777,466	(208)	(583)	1,776,675

	Weighted average Rate (p.a.)	2017	Additions	Write-offs	2018
Cost
Goodwill	-	542,302	-	-	542,302
Slots	-	1,038,900	-	-	1,038,900
Software	-	456,282	82,079	(9,935)	528,426
Other	-	10,000	-	-	10,000
Total Cost		2,047,484	82,079	(9,935)	2,119,628

Amortization
Software	22.09%	(300,032)	(49.898)	9,935	(339,995)
Other	20.00%	(167)	(2,000)	-	(2,167)
Total amortization		(300,199)	(51,898)	9,935	(342,162)

Net intangible assets		1,747,285	30,181	-	1,777,466

The balances of goodwill and slots were tested for impairment on December 31, 2019 and 2018 through the discounted cash flow for each cash-generating unit, giving rise to the value in use.

For the purpose of assessing impairment, assets are grouped at  the lowest level for which there is separately identifiable cash flow (cash-generating unit or CGU). To establish the book value of each CGU, the Company considers not only the recorded intangible assets but also all tangible assets necessary for conducting business, as it is only through the use of this set that the Company will generate economic benefits.

The Company allocates goodwill to two cash-generating units: GLA and Smiles, and airport operating rights are fully allocated to GLA’s cash-generating unit, as shown below:

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

	Goodwill GLA	Goodwill Smiles	Airport operation rights
December 31,2019
Intangible assets – book values	325,381	216,921	1,038,900
Intangible assets - book value - UGC	3,615,949	161,669	3.615,949
Intangible assets - value in use	26,543,428	6,061,994	21,373,789

Intangible assets - discount rate	12.20%	12.07%	12.85%
Intangible assets - perpetuity growth rate	3.55%	3.55%	3.53%

December 31,2018
Intangible assets – book values	325,381	216,921	1,038,900
Intangible assets - book value - UGC	(275,500)	602,740	1,038,900
Intangible assets - value in use	23,058,697	7,005,622	15,158,551

Intangible assets - discount rate	14.91%	16.95%	13.94%
Intangible assets - perpetuity growth rate	3.50%	3.50%	3.50%

The results obtained were compared with the book value of each cash-generating unit and, as a result, the Company did not recognize losses in relation to the impairment of its CGUs.

The assumptions adopted in the impairment tests of intangible assets are in accordance with the internal projections for the five-year period. For the period after five years, extrapolation is applied using a perpetuity growth rate. The discounted cash flow that calculated the value in use of the cash-generating units was prepared in accordance with the Company’s business plan approved by the Company's Board of Directors.

The main assumptions considered by the Company to calculate the value in use of the cash generating units are:

•      Capacity and Fleet: Considers the utilization, the capacity of the aircraft used in each section and the projection of the size of the fleet in operation.

•      Demand: Market efficiency is the main input for the Company's projected growth in demand. Management considers that market efficiency is the ratio between its market share and its seat share. This indicator reflects how efficiently the company employs its share of the total market supply due to its capture of demand for air transportation.

•      Revenue per Passenger: Considers the average price charged by GLA and considers the effects of market variables (see variables used below).

•      Operating costs associated with the business: Based on its historical cost and updated by indicators, such as inflation, relation to supply, demand and variation in the US currency.

The Company also considered market variables such as GDP (source: Central Bank of Brazil), US dollar (source: Central Bank of Brazil), kerosene barrel (source: Brazilian Agency of Oil - “ANP”) and interest rate (source: Bloomberg).

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

18.Loans and financing

The breakdown of and changes in short and long-term indebtedness are as follows:

			2018										2019
	Maturity	Interest rate p.a.	Current	Non-current	Total	Funding	Unrealized gain and loss from ESN (*)	Payments	Interest accrued	Interest Paid	Exchange rate variation	Cost amortization	Current	Non-current	Total
In R$:
Debentures VII (a)	09/2021	120% of DI rate	288,991	577,981	866,972	-	-	(295,834)	52,596	(52,475)	-	7,466	289,423	289,302	578,725

In US$:
Term loan (b)	08/2020	6.70%	25,255	1,147,196	1,172,451	-	-	-	76,927	(76,612)	47,688	9,146	1,229,600	-	1,229,600
Import financing (c)	11/2020	5.32%	503,869	-	503,869	164,234	-	(27,399)	33,666	(33,743)	23,352	-	663,979	-	663,979
Senior bonus IV (d)	01/2022	9.24%	13,640	352,205	365,845	-	-	(50,320)	27,762	(28,013)	9,050	1,045	12,102	313,267	325,369
ESN (*) (e)	07/2024	3.75%	-	-	-	1,638,011	(40,717)	-	93,826	(14,748)	104,231	2,366	29,443	1,753,526	1,782,969
Credit line - engine Maintenance (f)	09/2024	2.75%	173,422	189,888	363,310	500,199	-	(403,039)	14,160	(15,570)	7,578	9,204	198,363	277,479	475,842
Senior bonus VIII (g)	01/2025	7.09%	72,658	2,439,492	2,512,150	-	-	-	177,539	(166,894)	92,708	8,556	75,587	2,548,472	2,624,059
Loan with guarantee of engines (h)	12/2026	5.16%	13,051	120,557	133,608	56,452	-	(16,945)	11,398	(11,394)	9,285	144	31,727	150,821	182,548
Perpetual notes (i)	-	8.75%	12,320	513,282	525,602	-	-	-	45,880	(44,557)	19,825	-	12,815	533,935	546.750
Total			1,103,206	5,340,601	6,443,807	2,358,896	(40,717)	(793,537)	533,754	(444,006)	313,717	37,927	2,543,039	5,866,802	8,409,841

(a)     Issuance of 88,750 debentures by the subsidiary GLA on October 22, 2018, for the purpose of early full settlement of Debentures VII.
(b)     Issuance of a Term Loan by the subsidiary Gol Finance on August 31, 2016 to finance the acquisition of aircraft and bank financing, with a personal guarantee from Delta Airlines.

(c)     Credit lines with private banks used to finance the import of spare parts and aeronautical equipment. Maturities will occur throughout 2019. The interest rates negotiated are Libor 3m + 4.40% p.a. and Libor 1m + 3.25% p.a.

(d)     Issuance of Senior Bonus IV by the subsidiary Gol Finance on September 24, 2014, with the purpose to fund the partial repurchase of Senior Bonuses I and II.

(e)     Issuance of Exchangeable Senior Notes ("ESN") by the subsidiary Gol Finance in March, April and July 2019, totaling US$425 million, maturing in 2024, which will bear a nominal interest of 3.75% per annum.

(f)     Issuance of 3 series of Guaranteed Notes to finance engine maintenance.

(g)     Issuance of Senior Bonds VII by the subsidiary Gol Finance on July 7, 2016, resulting from the private exchange offer of Senior Bonds I, II, III, IV and Perpetual Bonds. In the year ended on December 31, 2018, the financing was settled in advance (further details were disclosed in the financial statement for the year ended on December 31, 2018).

(h)     Loans with a guarantee of 5 engines in total, made on June 28, 2018. The contracted rates vary between Libor 6m + 2.35% p.a. up to Libor 6m + 4.25% p.a.

(i)     Issuance of Perpetual Bonds by the subsidiary Gol Finance on April 5, 2006 to finance the acquisition of aircraft.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

Total loans and financing on December 31, 2019 include funding costs of R$143,119 (R$83,684 on December 31, 2018) that are amortized over the term of the respective loans and financing.

18.1. New loans and financing contracted during the year ended on december 31, 2019

18.1.1.      Exchangeable senior notes (“ESN”)

The Company, through GOL Equity Finance (“issuer”), a special purpose company incorporated under the laws of Luxembourg, issued Exchangeable Senior Notes (“ESN”), maturing in 2024, which will bear a nominal interest of 3.75% p.a., to be paid in semi-annual installments. This transaction was guaranteed by the Company and GLA.

Holders of the securities will be entitled to exchange their securities for American Depositary Shares (“ADSs”), with each representing two GOL preferred shares. The initial exchange rate of the Notes is 49.3827 ADSs per US$1,000 of the Notes principal amount, which is equivalent to an initial exchange price of approximately US$20.25 per ADS and represents an exchange premium of approximately 35% above the initial public offering price of the ADSs sold in the simultaneous offering of ADSs described below, which was US$15.00 per ADS. The securities exchange rate is subject to adjustments on the occurrence of certain events.

Settlement of the ESN may be made in cash, ADSs or through a combination of both.

Funding under this operation for the fiscal year ended on December 31, 2019 is as follows:

Amount in US$ thousand
Date	Nominal issue	Premium	Cost assigned to the indebtedness component	Cost assigned to the derivative component	Capped call	Net funding
03/26/2019	300,000	-	(12,179)	(6,533)	(26,190)	255,098
04/17/2019	45,000	-	(3,862)	(1,463)	(3,929)	35,746
07/17/2019	80,000	16,000	(2,123)	(2,247)	(9,680)	81,950
	425,000	16,000	(18,164)	(10,243)	(39,799)	372,794

Amount in R$
Date	Nominal issue	Premium	Cost assigned to the indebtedness component	Cost assigned to the derivative component	Capped call	Net funding
03/26/2016	1,169,010	-	(47,067)	(25,248)	(101,214)	995,481
04/17/2019	177,539	-	(14,870)	(5,760)	(15,499)	141,410
07/17/2019	301,192	60,194	(7,987)	(8,453)	(36,444)	308,502
	1,647,741	60,194	(69,924)	(39,461)	(153,157)	1,445,393

In addition, in connection with the pricing of the Notes, the issuer entered into cash-settled private capped call transactions with certain of the initial purchasers of the Notes subscribers and/or other financial institutions ("counterparties"), which are generally expected to reduce the potential dilution of GOL's preferred shares and ADSs upon the exchange of any Notes and/or offset any cash payments required of the issuer that exceed the principal amount of the Notes exchanged, as the case may be, such reduction or compensation being limited by the cap. The maximum capped call price is approximately US$27.75 per ADS (representing a premium of approximately 85% above the price of the initial public offering of the ADSs sold in the simultaneous offer of ADSs).

The capped call is recorded under “Derivatives”. For further information, see Note 33.3.4.

As of December 31, 2019, the component corresponding to the option to convert securities to market value corresponds to R$626,557 and is presented together with the ESN balance, see Note 33.2.

The Company will use the proceeds from the issue of the Notes to pay the transaction costs associated with the issue, including costs related to derivatives, and to finance its operations.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

18.1.2.      Import financing

During the fiscal year ended on December 31, 2019, the Company, through its subsidiary GLA, obtained funding and renegotiated the maturities of the agreements, with the issue of promissory notes as collateral for these transactions, which are part of a credit line maintained by GLA for import financing in order to carry out engine maintenance, purchase spare parts and aircraft equipment. The funding operations are as follows:

Transaction	Principal amount		Interest
date	(US$)	(R$)	rate (p.a.)
New Issuances
01/24/2019	6,454	24,409	6.57%
02/04/2019	5,924	21,777	6.52%
02/21/2019	7,069	26,576	6.46%
04/18/2019	7,045	27,737	4.98%
07/05/2019	4,334	16,560	5.93%
08/20/2019	3,396	13,729	4.37%
11/19/2019	7,172	30,466	4.46%
12/18/2019	735	2,980	5.74%
	42,129	164,234

18.1.3.      Credit line - engine maintenance

During the fiscal year ended on December 31, 2019, the subsidiary GLA obtained new credit lines by issuing Guaranteed Notes for engine maintenance services with Delta Air Lines. The funding operations are as follows:

Transaction	Principal amount		Costs		Interest
date	(US$)	(R$)	(US$)	(R$)	rate (p.a.)
02/15/2019	10,219	37,969	319	1,185	Libor 3m+0.75% p.a.
05/10/2019	10,219	40,444	289	1,143	Libor 3m+0.70% p.a.
08/30/2019	25,722	106,659	922	3,818	Libor 3m+0.60% p.a.
10/07/2019	54,784	226,724	340	1,408	Libor 3m+2.25% p.a.
12/06/2019	24,525	98,852	718	2,895	Libor 3m+0.55% p.a.
	125,469	510,648	2,588	10,449

18.1.4.      Loan with guarantee of engines

In the fiscal year ended on December 31, 2019, the Company, through its subsidiary GLA, obtained funding with a guarantee of the Company’s own engines. The funding operations are as follows:

Transaction	Principal amount		Costs		Interest
Date	(US$)	(R$)	(US$)	Date	(US$)
01/22/2019	11,700	43,129	154	580	Libor 3m+0.75% p.a.
04/24/2019	1,161	4,603	-	-	Libor 1m+3.25% p.a.
06/13/2019	1,161	4,463	-	-	Libor 1m+3.25% p.a.
09/30/2019	1,161	4,837	-	-	Libor 1m+3.25% p.a.
	15,183	57,032	154	580

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

18.1.5.      Loan and financing - non-current

On December 31, 2019, the maturities of loans and financing recorded in non-current liabilities are as follows:

	2021	2022	2023	2024	2024 onwards	Without maturity date	Total

In R$:
Debentures VII	289,302	-	-	-	-	-	289,302
In US$:
Credit line - engine maintenance	95,574	17,747	17,747	146,411	-	-	277,479
Senior notes IV	-	313,267	-	-	-	-	313,267
ESN	-	-	-	1,753,526	-	-	1,753,526
Senior notes VIII	-	-	-	-	2,548,472	-	2,548,472
Loan with guarantee of engines	18,377	19,052	19,769	20,522	73,101	-	150,821
Perpetual notes	-	-	-	-	-	533,935	533,935
Total	403,253	350,066	37,516	1,920,459	2,621,573	533,935	5,866,802

The fair value of indebtedness as of December 31, 2019 is as follows:

	Book value	Fair Value
Senior notes and perpetual notes	3,496,178	3,746,016
Term loan	1,229,600	1,235,697
ESN	1,782,969	2,021,414
Debentures	578,725	591.666
Other	1,322,369	1,322,369
Total	8,409,841	8,917,162

18.2. Covenants

The Company has restrictive covenants on the Term Loan and Debentures VII.

The Company has restrictive covenants on the Term Loan and must make deposits for reaching contractual limits of the indebtedness pegged to the U.S. dollar. On December 31, 2019, the Company did not have collateral deposits linked to the contractual limits of the Term Loan.

In the Debentures VII, the following were measured: (i) net indebtedness/earnings before interest, tax, depreciation, amortization and expenses with leases (“EBITDAR”) and (ii) indebtedness coverage rate (“ICSD”). Both meet the standards required by the agreements. The mandatory measurement of such indicators is carried out in compliance with the issue deed, that is, every six months. The next measurement will be carried out at the end of the first half of 2020.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

19.Leases

		2018													2019
	Weighted average rate (p.a.)	Current	Non-current	Total	IFRS adoption 16 (1)	Additions	Write-offs	Contractual amendment	Payments	Payment (escrow deposit)	Payment (maintenance reserve)	Interest accrued	Interest payment	Exchange rate variation	Current	non-current	Total
In R$:
Leases without purchase option	12.92%	-	-	-	49,975	2,925	-	-	(18,085)	-	-	9,992	-	-	21,781	23,026	44,807
Total		-	-	-	49,975	2,925	-	-	(18,085)	-	-	9,992	-	-	21,781	23,026	44,807

In US$:
Leases with purchase option	3.75%	120,118	520,542	640,660	-	-	137	-	(113,362)	-	-	22,931	(23,304)	21,768	128,936	419,894	548,830
Leases Without purchase Option	8.55%	-	-	-	5,540,621	954,101	(7,676)	(275,921)	(1,437,957)	(476)	(6,498)	469,621	-	223,328	1,253,995	4,205,148	5,459,143
Operation leases (2)	-	135,799	135,686	271,485	(219,728)	-	-	-	(48,273)	-	-	-	-	(3,484)	-	-	-
Total		255,917	656,228	912,145	5,320,893	954,101	(7,539)	(275,921)	(1,599,592)	(476)	(6,498)	492,552	(23,304)	241,612	1,382,931	4,625,042	6,007,973

Total leases		255,917	656,228	912,145	5,370,868	957,026	(7,539)	(275,921)	(1,617,677)	(476)	(6,498)	502,544	(23,304)	241,612	1,404,712	4,648,068	6,052,780

(1) Effects related to the adoption of IFRS 16 “Leases”  as disclosed in Note 4.26.1.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

The future payments of leases liabilities agreements are detailed as follows:

	Without purchase option	With purchase option
	2019	2019	2018
2019	-	-	140,307
2020	1,691,357	148,613	140,080
2021	1,324,403	148,744	139,852
2022	1,125,060	207,654	139,624
2023	904,627	72,801	69,985
2024 thereafter	1,938,987	16,830	65,776
Total minimum leases payments	6,984,434	594,642	695,624
Less total interest	(1,480,484)	(45,812)	(54,964)
Present value of minimum leases payments	5,503,950	548,830	640,660
Less current portion	(1,275,776)	(128,936)	(120,118)
Non-current portion	4,228,174	419,894	520,542

The weighted average discount rate used to calculate the present value of minimum leases payments is 8.15% on December 31, 2019 and 1st, 2019.

There are no significant differences between the present value of the minimum leases payments and the market value of these leases liabilities.

19.1. Sale-leaseback transactions

During the year ended December 31, 2019, the Company recorded a net gain of R$7,924 arising from one aircraft sale-leaseback transaction recorded under “Sale-Leaseback Transactions”.

20.Suppliers

	2019	2018

Local currency	833,781	959,791
Foreign currency	462,636	564,161
Total	1,296,417	1,523,952

Current	1,286,275	1,403,815
Non-current	10,142	120,137

On December 31, 2019, the balance to be paid to related parties recorded in the caption “Suppliers” was R$1,822 (R$1,107 on December 31, 2018), and refers substantially to transactions with Viação Piracicabana Ltda.

21.Suppliers - forfeiting

The Company has an arrangement in place that allow suppliers to receive their payments in advance with the financial institution. On December 31, 2019, the amount recorded under current liabilities from forfeiting operations totaled R$554,467 (R$365,696 as of December 31, 2018).

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

22.Taxes payable

	2019	2018
PIS and COFINS	39,133	43,237
Installment payments - PRT and PERT	2,117	23,858
Withholding income tax on salaries	54,649	34,883
ICMS	424	46,952
IRPJ and CSLL payable	9,496	8,991
Other	10,788	8,440
Total	116,607	166,361

Current	116,523	111,702
Non-current	84	54,659

23.Air traffic liability

On December 31, 2019, the balance of advance from ticket sales classified in current liabilities was R$1,966,148 (R$1,673,987 on December 31, 2018) and is represented by 6,239,179 tickets sold and not yet used (5,804,941 on December 31, 2018) with an average use of 59 days (57 days on December 31, 2018).

The balances of air traffic liability are presented net of breakage R$415,688 on December 31, 2019 (R$359,123 on December 31, 2018).

24.Provisions

	Post-employment benefit	Aircraft and engine return (a)	Legal proceedings (b)	Total
Balances on December 31, 2018	-	652,134	247,460	899,594
Post-employment benefit at beginning of the year	46,496	-	-	46,496
Additional provisions recognized	45,952	357,206	195,465	598,623
Provisions used	-	(166,287)	(151,304)	(317,591)
Adjustment to present value	4,312	-	-	4,312
Foreign exchange rate variation, net	-	26,025	(403)	25,622
Balances on December 31, 2019	96,760	869,078	291,218	1,257,056

As of December 31, 2019
Current	-	203,816	-	203,816
Non-current	96,760	665,262	291,218	1,053,240
Total	96,760	869,078	291,218	1,257,056

As of December 31, 2018
Current	-	70,396	-	70,396
Non-current	-	581,738	247,460	829,198
Total	-	652,134	247,460	899,594

(a) The additional provisions recognized for the return of aircraft and engines also include the effects of adjustment to present value.

(b) The provisions consider write-offs due to the revaluation of the estimate and settled proceedings.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

24.1. Provisions for post-employment benefits

The Company offers its employees a health care plan that, in compliance with the current legislation, generates an obligation for post-employment benefits.

The changes in actuarial assets and liabilities related to the post-employment benefit, prepared based on an actuarial report (see note 4.17), are presented below:

2019
Actuarial liabilities at beginning of the year	46.496
Current service cost recognized in income	4.910
Cost of interests recognized in income	4.311
Sponsor contributions	(2)
Effect of changing financial assumptions (discount rate reduction)	34.305
Effect of plan experience	6.740
Actuarial liabilities at the end of the year	96,760

Actuarial assumptions
Weighted average of assumptions to determine the defined benefit obligation
Nominal discount rate	7.23%
Long-term estimated inflation rate	3.50%
HCCTR - medical inflation rate	6.86%
Mortality table	AT-2000 with improvement of 10%
Weighted average of assumptions to determine the cost (revenue) of the defined benefit
Nominal discount rate	9.93%
Long-term estimated inflation rate	4.00%
HCCTR - medical inflation rate	7.38%
Mortality table	AT-2000 with improvement of 10%

24.2. Provision for aircraft and engine return

Such provisions consider the costs that meet the contractual conditions for the return of engines held under an operating lease, as well as for the costs to be incurred to reconfigure the aircraft, upon their return, according to the conditions established in the leases agreements. The consideration is capitalized in fixed assets, under the heading “Aircraft and Engines Overhauling”.

24.3. Provision for legal proceedings

The Company and its subsidiaries are involved in certain legal matters arising from the regular course of their business, which includes civil, administrative, tax, social security and labor lawsuits.

The Company classifies the risk of loss in legal proceedings as probable, possible, or remote. The provision recorded in relation to such lawsuits is set by the Company's Management, based on the analysis of its legal counsel, and reasonably reflects the estimated probable losses.

If the Company has lawsuits whose values are not known or reasonably estimated, but the likelihood of loss is probable, these will not be recorded, but their nature will be disclosed.

The Company’s Management believes that the provision for tax, civil and labor risks, created in accordance with CVM Resolution 594/09, is sufficient to cover possible losses from administrative and legal proceedings, as shown below:

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

	Probable loss		Possible loss
	2019	2018	2019	2018
Civil	78,119	64,005	62,473	61,942
Labor	210,699	181,556	237,253	183,506
Taxes	2,400	1,899	586,812	548,136
Total	291,218	247,460	886,538	793,584

Provisions are reviewed based on the evolution of lawsuits and the history of losses through the best current estimate for civil and labor claims.

The tax lawsuits presented below were assessed by Management and legal counsel as relevant and with possible risk on December 31, 2019:

•         The GLA discusses the non-application of the additional 1% rate of COFINS on imports of aircraft, parts, and pieces, in the amount of R$82,301 (R$65,679 as of December 31, 2018). The classification as a possible risk arises from the fact that there was no express revocation of the tax relief (zero rates) granted to regular air transportation companies.

•         Tax on Services of Any Nature (ISS), amounting to R$24,809 (R$22,927 as of December 31, 2018) arising from Tax Notices issued by the City of São Paulo against the Company, from January 2007 to December 2010, referring to a possible incidence of ISS on agreements signed with partners. The classification as possible risk arises from the fact that the matters under discussion are interpretative and involve discussions on factual and probative matters. In addition, there is no final positioning of the Superior Courts.

•         Customs fine totaling R$64,923 (R$49,078 on December 31, 2018) related to the Infraction Notices drawn up against the Company for an alleged non-compliance with customs rules related to temporary aircraft importation processes. The classification as possible risk arises from the fact that there is no final position of the Superior Courts on the matter.

•         Goodwill BSSF Air Holdings (“BSSF”), in the amount of R$110,741 (R$107,579 on December 31, 2018) arising from the  Infraction Notice filed due to the deductibility of goodwill allocated as future profitability. The classification of possible risk results from the fact that there is no final positioning from the Superior Courts.

•         Goodwill GLA (arising from the acquisition of the former VRG) totaling R$86,998 (R$83,704 on December 31, 2018) arising from the  Infraction Notice filed due to the deductibility of goodwill allocated as future profitability. The classification of possible risk results from the fact that there is no final positioning from the Superior Courts.

•         In May 2018, the subsidiary Smiles received an Infraction Notice for 2014 and 2015, drawn up due to: (i) the deductibility of the goodwill allocated as future profitability after the merger process of GA Smiles by Smiles S.A. on December 31, 2013, and (ii) the deductibility of the financial expenses of the debentures issued in June 2014. The total of R$123,495 on December 31, 2019 (R$118,119 on December 31, 2018) was assessed by the Management and legal counsel as a possible risk, that is, likely to be accepted by the tax authorities, since there are defense arguments in the context of administrative appeal.

There are other tax lawsuits assessed by Management and legal counsel as a possible risk, totaling R$93,545 (R$101,050 on December 31, 2018) which, added to the above lawsuits, total R$586,812 on December 31, 2019 (R$548,136 on December 31, 2018).

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

25.Shareholders’ equity

25.1. Capital stock

On December 31, 2019, the subscribed capital fully paid-up by the shareholders was of R$3,163,796, corresponding to 3,137,364,724 shares, with 2,863,682,710 common shares and 273,682,014 preferred shares. On December 31, 2018 the Company’s capital stock was R$3,098,230, represented by 3,131,226,450 shares, comprised by 2,863,682,710 common shares and 267,543,740 preferred shares.

The cost with the issuance of shares on December 31, 2019, and 2018 corresponds to R$155,618.

On December 20, 2018, the Volluto fund, which controls the Company, carried out a partial split of its shareholders’ equity and, therefore, transferred all its preferred shares to MOBI Fundo de Investimento em Valores, which in turn belongs to the same holders of the Volluto fund, also observing the same shareholding.

The shareholding structure is as follows:

	2019			2018
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	-	23.00%	100.00%	-	23.42%
Mobi FIA	-	37.59%	28.94%		48.85%	37.41%
Delta Air Lines, Inc.	-	-	-	-	12.29%	9.41%
AirFrance - KLM	-	1.55%	1.19%	-	1.58%	1.21%
Other	-	2.23%	1.73%	-	1.03%	0.79%
Free Float	-	58.63%	45.14%	-	36.25%	27.76%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital on December 31, 2019, is R$6 billion. Within the authorized limit, the Company may, upon a resolution of the Board of Directors, increase the share capital regardless of statutory reform, by issuing shares, without keeping a proportion between the different types of shares. Under the terms of the Law, in the case of a capital increase within the authorized limit, the Board of Directors will establish the issuance conditions, including the price and payment term.

The Company’s Board of Directors approved capital increases during the year ended December 31, 2019, through the subscription of shares, due to stock option exercises on: (i) February 27, 2019, in the amount of R$4,589, through the subscription of 521,528 preferred shares; and on (ii) April 26, 2019, in the amount of R$512, due to the subscription of 140,896 preferred shares; (iii) July 31, 2019, in the amount of R$300, due to the subscription of 84,477 preferred shares; (i) October 30, 2019, in the amount of R$60,165, due to the subscription of 5,391,373 preferred shares.

On December 31, 2019, the Company had a balance of shares to be issued totaling R$584 due to the subscription of 186,109 preferred shares through the exercise of stock options. The share capital increase will be brought to the Board of Directors for evaluation and approval.

25.2. Treasury shares

On December 31, 2019, the Company had 3,006,390 treasury shares, totaling R$102,543 (6,390 shares in the amount of R$126 as of December 31, 2018). On  December 31, 2019, the average market price of treasury shares was R$33.84.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

26.Earnings (loss) per share

Although there are differences between common and preferred shares in terms of voting rights and preference in case of liquidation, the Company’s preferred shares do not grant the right to receive fixed dividends. Preferred shares have the economic power and the right to receive dividends 35 times greater than common shares. Accordingly, the Company considers that the economic power of preferred shares is greater than that of common shares. Therefore, the result for the period attributed to the Company shareholders is allocated proportionally in relation to the total economic participation of the amount of common and preferred shares.

Basic earnings per share are calculated by dividing the net income for the period attributed to the Company shareholders by the weighted average number of each class shares outstanding during the year.

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of outstanding shares by instruments potentially convertible into shares. The Company has only one category of potentially dilutive shares (stock option), as described in Note 27. However, due to the losses ascertained in the year ended on December 31, 2019, these instruments issued by company have no dilutive effect and therefore were not included in the total quantity of outstanding shares to calculate diluted losses per share.

	2019			2018			2017
	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Numerator
Net income (loss) for the year Attributable to equity holders of the parent	(27,269)	(90,004)	(117,273)	(254,828)	(830,565)	(1,085,393)	7,708	11,084	18,792

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	270,053		2,863,683	266,676		4,891,350	204,664
Effect of dilution from stock options	-	-		-	-		-	2,614
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	270,053		2,863,683	266,676		4,891,350	207,278

Basic loss per share in Brazilian RS	(0.010)	(0.333)		(0.089)	(3.115)		0.002	0.054
Diluted loss per share	(0.010)	(0.333)		(0.089)	(3.115)		0.002	0.053

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

27.Share-based payments

The Company has two additional compensation plans for the members of its Management: the Stock Option Plan (“Stock Option Plan”) and the Restricted Stock Plan, both with the purpose to encourage and promote the alignment of the goals of the Company, the management, and the employees, and mitigate the risks in generating value for the Company due to the loss of its executives, strengthening their commitment and productivity in long-term results.

27.1. Stock Option Plan - GOL

Beneficiaries of stock options may purchase shares at the price established on the grant date over a period of 3 years as of the grant date, provided that the beneficiary has kept his/her employment relationship during this period.

The options become exercisable at the rate of 20% in the first year, an additional 30% in the second year and the 50% remaining in the third year. In all cases, the options can be exercised within 10 years after the grant date. In all stock options, the expected volatility is based on the historical volatility of the 252 business days of the Company’s shares traded on B3.

As of December 31, 2019 the position of granted options is as set forth below:

Grant Year	Grant date	Total options granted	Number of options outstanding	Exercise price of the option (in reais)	Fair Value at grant date (in reais)	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
(a) 2010	02/02/2010	2,774,640	245,007	20.65	16.81	77.95%	2.73%	8.65%	0.1
2011	12/20/2010	2,722,444	484,009	27.83	16.07 (b)	44.55%	0.47%	10.25%	0.8
2012	10/19/2012	778,912	205,716	12.81	5.32 (c)	52.25%	2.26%	9.00%	2.7
2013	05/13/2013	802,296	220,413	12.76	6.54 (d)	46.91%	2.00%	7.50%	3.3
2014	08/12/2014	653,130	197,661	11.31	7.98 (e)	52.66%	3.27%	11.00%	4.5
2015	08/11/2015	1,930,844	601,793	9.35	3.37 (f)	55.57%	5.06%	13.25%	5.5
2016	06/30/2016	5,742,732	3,172,111	2.62	1.24 (g)	98.20%	6.59%	14.25%	6.4
2017	08/08/2017	947,767	548,604	8.44	7.91 (h)	80.62%	1.17%	11.25%	7.6
2018	05/24/2018	718,764	478,935	20.18	12.68 (i)	55.58%	0.60%	6.50%	8.4
2019	12/11/2019	1,749,223	1,506,606	25.40	12.10 (j)	61.98%	3.17%	9.00%	9.3
Total	12/31/2019	18,820,752	7,660,855

(a)   In April 2010, a complementary grant of 101,894 shares was approved, referring to the 2010 plan.

(b)   Fair value calculated by the average of R$16.92, R$16.11 and R$15.17 for the respective vesting periods (2011, 2012 and 2013).

(c)   Fair value calculated by the average of R$6.04, R$5.35 and R$4.56 for the respective vesting periods (2012, 2013 and 2014).

(d)   Fair value calculated by the average of R$7.34, R$6.58 and R$5.71 for the respective vesting periods (2013, 2014 and 2015).

(e)   Fair value calculated by the average of R$8.20, R$7.89 and R$7.85 for the respective vesting periods (2014, 2015 and 2016).

(f)    Fair value calculated by the average of R$3.61, R$3.30 and R$3.19 for the respective vesting periods (2015, 2016 and 2017).

(g)   On July 27, 2016, 900,000 shares were granted in addition to the 2016 plan. The fair value was calculated by the average of R$1.29, R$1.21 and R$1.22 for the respective vesting periods (2017, 2018 and 2019).

(h)   Fair value calculated by the average of R$8.12, R$7.88 and R$7.72 for the respective vesting periods (2017, 2018 and 2019).

(i)    Fair value calculated by the average of R$13.26, R$12.67 and R$12.11 for the respective vesting periods (2018, 2019 and 2020).

(j)    Fair value calculated by the average of R$12.90, R$12.32 and R$11.65 for the respective vesting periods (2019, 2020 and 2021).

The value of the Company’s share traded on B3 on December 31, 2019 was R$36.80 (R$25.10 on December 31, 2018).

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

The movement of stock options during the year ended on December 31, 2019 is shown below:

	Number of stock options	Weighted average exercise price
Outstanding options on December 31, 2018	7,820,512	9.19
Options granted	2,732,163	25.40
Conversion of restricted shares to call options	3,372,183	2.62
Options exercised	(5,804,249)	5.23
Options canceled and adjustments in estimated prescribed rights	(459,754)	27.54
Outstanding options on December 31, 2019	7,660,855	7.11

Number of options exercisable as of:
December 31, 2018	7,065,174	8.01
December 31, 2019	5,939,631	8.42

The expense recognized in the statement of operations for the year corresponding to the stock option plans was R$40,735 (R$7,476 in 2018 and R$5,413 in 2017).

27.2. Restricted shares plan - GOL

The Company’s Restricted Stock Plan was approved on October 19, 2012 at the Extraordinary Shareholders’ Meeting, and the first grants were approved at a meeting of the Board of Directors on November 13, 2012.

As of December 31, 2019 the position of restricted shares is as set forth below:

Grant year	Approval date	Total Shares granted	Total vested shares	Average fair value at grant date
2016	06/30/2016	4,007,081	-	2.62
2017	08/08/2017	1,538,213	1,010,249	8.44
2018	05/24/2018	773,463	523,747	20.18
Total	12/31/2019	6,318,757	1,533,996

The movement of total restricted shares during the year ended on December 31, 2019 is shown below:

Total restricted shares
Restricted shares outstanding as of December 31, 2018	4,865,741
Conversion of restricted shares to call options	(3,372,183)
Restricted shares transferred to the employee	(283,483)
Restricted shares cancelled and adjustments in estimated expired rights	323,921
Restricted shares outstanding as of December 31, 2019	1,533,996

On August 21, 2019, through an extraordinary shareholders’ meeting, the Company’s shareholders approved the conversion of the restricted stock grant, held in 2016, into preferred stock options.

The expense recognized in the statement of operations for the year corresponding to the restricted shares plans was R$5,315 (R$9,615 in 2018 and R$9,028 in 2017).

27.3. Stock option plan – Smiles Fidelidade

Beneficiaries of stock options may purchase shares at the price established on the grant date over a period of 3 years as of the grant date, provided that the beneficiary has kept his/her employment relationship during this period.

The options become exercisable at the rate of 20% in the first year, an additional 30% in the second year and the 50% remaining in the third year. In all cases, the options can be exercised within 10 years after the grant date. In all stock options, the expected volatility is based on the historical volatility of the 252 business days of the Company’s shares traded on B3.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

As of December 31, 2019 the position of granted options is as set forth below:

Grant Year	Date of approval	Total options granted	Number of options outstanding	Exercise price of the option (in reais)	Average fair value at grant date	Estimated volatility of share price	Expected dividend yield	Risk‑Free return rate	Average remaining maturity (in years)
2013	08/08/2013	1,058,043	-	21.7	4.25(a)	36.35%	6.96%	7.40%	3.5
2014	04/02/2014	1,150,000	-	5.58	4.90(b)	33.25%	10.67%	9.90%	4.0
2018	07/31/2018	1,300,000	975,000	48.82	8.93(c)	41.28%	9.90%	6.39%	8.6
Total	12/31/2019	3,508,043	975,000

(a) Average fair value in reais calculated for the 2013 stock option plan of R$4.84 and R$4.20 for the 2013 and 2014 vesting periods; and, R$3.73 for the 2015 and 2016 vesting periods.

(b) Average fair value in reais calculated for the 2014 stock option plan of R$4.35, R$4.63, R$4.90, R$5.15 and R$5.37 for the 2014, 2015, 2016, 2017 and 2018 vesting periods.

(c) Average fair value in reais calculated for the 2018 stock option plan of R$8.17, R$8.63, R$9.14, and R$9.77 for the 2019, 2020, 2021 and 2022 vesting periods.

The share price of the subsidiary Smiles traded at B3 on December 31, 2019 was R$39.27 (R$43.77 on December 31, 2018).

The movement of stock options during the year ended on December 31, 2019 is shown below:

	Number of stock options	Weighted average exercise price
Outstanding options on December 31, 2018	1,077,053	50.16
Adjustments in estimated prescribed rights	48.947	26.21
Options exercised	(151,000)	5.58
Outstanding options on December 31, 2019	975,000	48.82

During the year ended on December 31, 2019, the Company recognized R$3,131 in equity referring to the share-based compensation with a corresponding entry in the consolidated statements of operations under personnel expenses (R$1,489 for the year ended on December 31, 2018).

Additionally, referenced to the Company’s shares, a complementary cash-settled bonus is granted to executives and employees, to strengthen their commitment and productivity with the results. On December 31, 2019, the balance of this obligation totaled R$6,079 (R$6,899 as of December 31, 2018) recorded under “Salaries, wages and benefits”, referenced to 120,586 equivalent Company’s shares. The same amount was recorded under “Salaries, wages and benefits” in the statement of operations (R$7,450 during the year ended on December 31, 2018) related to these rights.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

28.Transactions with related parties

28.1. Transportation and consulting services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below:

•      Mobitrans Administração e Participações S.A.: Business consultancy and advisory services, valid for an indefinite period

•      Viação Piracicabana Ltda.: Provision of passenger, baggage, crew and employee transportation services between airports, effective until September 30, 2021.

In the year ended December 31, 2019, the subsidiary GLA recognized a total expense related to these services of R$10,560 (R$12,237 in the year ended December 31, 2018). On the same date, the balance payable to related companies, under “suppliers”, was of R$1,822 (R$504 on December 31, 2018), and refers mainly to transactions with Viação Piracicabana Ltda.

28.2. Contracts of uatp (“universal air transportation plan”) to grant credit limit

Gol's use of the UATP corporate travel payment platform has the benefit of having an acquisition rate of less than the acquisition fees charged by other credit card administrators. The related parties described in the explanatory note are bus companies that carry out passenger transportation between cities in the country, and Gol's goal is to offer corporate customers the possibility of integrating air travel, carried out on Company aircraft, with road segments served by the Constantino family bus companies. The possibility of integration does not present economic gains for Gol, as there is no increase in the price of the flight ticket. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify billing and facilitate payment between the participating companies.

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.;  Empresa de Ônibus Pássaro Marron S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda., all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company.

Such companies are owned by the individuals who control the funds Volutto and Mob FIA, which are the controlling shareholders of the Company.

28.3. Commercial partnership and maintenance agreement

On February 19, 2014, the Company signed an exclusive strategic partnership agreement for business cooperation with AirFrance-KLM. On January 1, 2017, the Company signed an extension of the scope for the inclusion of maintenance services. During the year ended on December 31, 2019, expenses with component maintenance incurred at the AirFrance-KLM workshop were R$284,691 (R$151,936 on December 31, 2018). On December 31, 2019, the Company had no deferred revenue recorded as “other liabilities” (R$8,565 as of December 31, 2018) and had R$142,241 recorded under “Suppliers” in current liabilities (R$170,673 as of December 31, 2018).

28.4. Disposal of equity interest

On December 10, 2019, Delta Airlines completely ended the process of divesting its equity interest in GOL through the negotiation of its preferred shares.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

28.5. Remuneration of key management personnel

	2019	2018	2017
Salaries, wages and benefits	69,609	75,979	57,838
Related taxes and charges	15,813	11,062	6,019
Share-based payments	8,880	10,234	11,219
Total	94,302	97,275	75,076

	2019	2018
Number of Executives
Board of directors	8	9
Statutory executive officers	4	5
Non-statutory executive officers	22	26
Fiscal council	3	3
Other governance committees	7	7
Total	44	50

29.Revenue

	2019	2018	2017

Passenger transportation (*)	13,461,470	11,148,292	10,027,414
Cargo transportation	411,054	400,959	354,561
Mileage program	446,871	446,448	554,380
Other revenue	113,253	95,681	109,045
Gross revenue	14,432,648	12,091,380	11,045,400

Related tax	(567,944)	(680,026)	(716,366)
Net revenue	13,864,704	11,411,354	10,329,034

 (*) Of the total amount, the total of R$583,242 for the year ended on December 31, 2019 is made up of the revenue from non-attendance of passengers, rescheduling, ticket cancellation (R$479,136 for the year ended December 31, 2018).

Revenue by geographical location is as follows:

	2019	%	2018	%	2017	%

Domestic	11,965,181	86.3	9,729,498	85.3	8,798,002	85.2
International	1,899,523	13.7	1,681,856	14.7	1,531,032	14.8
Net revenue	13,864,704	100.0	11,411,354	100.0	10,329,034	100.0

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

30.Financial income

	2019	2018	2017
Financial income
Gain on derivatives	84,862	17,838	35,053
Gains from financial investments	225,535	161,223	119,863
Inflation indexation	42,967	78,169	14,208
(-) Taxes on financial income (a)	(26,818)	(20,372)	(24,393)
Unrealized gains - conversion right - ESN	16,148	-	-
Interest income	7,451	-	-
Other	39,418	22,870	68,715
Total financial income	389,563	259,728	213,446

Financial expenses
Loss with derivatives	(86,990)	(51,674)	(40,770)
Derivative losses - capped call	(23,229)	-	-
Unrealized loss - conversion right	(778,557)	(710,787)	(727,285)
Bank charges and expenses	(73,171)	(75,673)	(61,711)
Exchange offer costs	-	(53,952)	(53,041)
Losses from financial investments	(111,679)	(33,999)	(44,263)
Interest on leases (b)	(488,278)	-	-
Other	(186,361)	(135,004)	(123,391)
Total financial expenses	(1,748,265)	(1,061,089)	(1,050,461)

Foreign exchange rate change, net	(385,092)	(1,081,197)	(81,744)

Total	(1,743,794)	(1,882,558)	(918,759)

(a)   Relates to taxes on financial income (PIS and COFINS), according to Decree 8426 of April 1, 2015.

(b)   Amount related to present value adjustments of the right of use from the initial adoption of IFRS 16. For further information, see Note 4.26.1.

31.Segments

The operating segments are defined based on business activities that can generate revenues and incur expenses. The operating results are regularly reviewed by the Company's decision makers to assess the performance and allocate resources to the respective segments. The Company has two operating segments: the air transportation segment and the loyalty program segment.

The accounting policies of the operating segments are the same as those applied to the financial statements. In addition, the Company has different natures between its two operating segments, having no common costs and revenues between the reported operating segments which would require allocation.

The Company holds a majority shareholding in the subsidiary Smiles Fidelidade, and the interest of non-controlling shareholders on December 31, 2019 and 2018 was of 47.4%.

The information below presents the summarized financial position of the reportable operating segments as of December 31, 2019 and December 31, 2018:

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

31.1. Assets and liabilities of the operating segments

	2019
	Flight transportation	Smiles loyalty program	Total reportable segments	Eliminations	Total
Assets
Current	3,243,363	2,763,448	6,006,811	(1,079,434)	4,927,377
Non-current	10,888,299	121,135	11,009,434	(638,365)	10,371,069
Total Assets	14,131,662	2,884,583	17,016,245	(1,717,799)	15,298,446

Liabilities
Current	9,941,112	1,321,534	11,262,646	(900,046)	10,362,600
Non-current	11,867,062	357,714	12,224,776	(183,513)	12,041,263
Total equity (deficit)	(7,676,512)	1,205,335	(6,471,177)	(634,240)	(7,105,417)
Total liabilities and equity (deficit)	14,131,662	2,884,583	17,016,245	(1,717,799)	15,298,446

	2018
	Flight transportation	Smiles loyalty program	Total reportable segments	Eliminations	Total
Assets
Current	2,216,168	2,365,789	4,581,957	(1,271,122)	3,310,835
Non-current	7,373,864	269,339	7,643,203	(575,772)	7,067,431
Total Assets	9,590,032	2,635,128	12,225,160	(1,846,894)	10,378,266

Liabilities
Current	7,012,120	1,347,684	8,359,804	(1,159,248)	7,200,556
Non-current	7,563,287	273,214	7,836,501	(153,440)	7,683,061
Total equity (deficit)	(4,985,375)	1,014,230	(3,971,145)	(534,206)	(4,505,351)
Total liabilities and equity (deficit)	9,590,032	2,635,128	12,225,160	(1,846,894)	10,378,266

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

31.2. Results of the operating segments

	2019
	Flight transportation	Smiles loyalty	Total reportable segments	Eliminations	Total consolidated
		program (b)
Net revenue
Passenger (a)	12,592,018	-	12,592,018	485,725	13,077,743
Cargo and other (a)	463,651	-	463,651	(38,563)	425,088
Mileage program	-	1,051,124	1,051,124	(689,251)	361,873
Gross profit	13,055,669	1,051,124	14,106,793	(242,089)	13,864,704

Operating costs and expenses
Salaries, wages and benefits	(2,270,009)	(91,259)	(2,361,268)	-	(2,361,268)
Aircraft fuel	(4,047,344)	-	(4,047,344)	-	(4,047,344)
Aircraft rent	-	-	-	-	-
Sales and marketing	(587,445)	(82,947)	(670,392)	-	(670,392)
Landing fees	(759,774)	-	(759,774)	-	(759,774)
Aircraft, traffic and mileage servicing	(766,483)	(128,590)	(895,073)	187,681	(707,392)
Maintenance, materials and repairs	(569,229)	-	(569,229)	-	(569,229)
Depreciation and amortization	(1,701,115)	(26,868)	(1,727,983)	1	(1,727,982)
Passenger costs	(578,744)	-	(578,744)	-	(578,744)
Other operating income (expenses), net	(354,302)	44,384	(309,918)	1	(309,917)
Total operating expenses	(11,634,445)	(285,280)	(11,919,725)	187,683	(11,732,042)

Equity pick up method	294,976	(2,530)	292,446	(292,369)	77
Income before financial income (expense), exchange (variation) and income taxes	1,716,200	763,314	2,479,514	(346,775)	2,132,739

Financial results
Financial income	636,554	125,455	762,009	(372,446)	389,563
Financial expenses	(2,116,438)	(4,273)	(2,120,711)	372,446	(1,748,265)
Total financial results	(1,778,170)	121,182	(1,358,702)	-	(1,358,702)

Income before exchange rate variation, net	236,316	884,496	1,120,812	(346,775)	774,037

Exchange rate change, net	390,454	4,669	(385,785)	693	(385,092)
Income (loss) before income taxes	(154,138)	889,165	735,027	(346,082)	388,945

Income and social contribution taxes	36,865	(271,156)	(234,291)	24,684	(209,607)
Net income for the year	(117,273)	618,009	500,736	(321,398)	179,338

Attributable to equity holders of the parent	(117,273)	321,398	204,125	(321,398)	(117,273)
Attributable to non-controlling interests of Smiles	-	296,611	296,611	-	296,611

(a)    Eliminations are related to transactions between GLA and Smiles Fidelidade.

(b)    Amounts include Smiles S.A. and Smiles Fidelidade.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

	2018
	Flight transportation	Smiles loyalty program (b)	Total reportable segments	Eliminations	Consolidated
Net revenue
Passenger (a)	10,199,092	-	10,199,092	434,396	10,633,488
Cargo and other (a)	422,432	-	422,432	(12,799)	409,633
Mileage program	-	987,444	987,444	(619,211)	368,233
Total net revenue	10,621,524	987,444	11,608,968	(197,614)	11,411,354

Operating costs and expenses
Salaries, wages and benefits	(1,821,521)	(82,331)	(1,903,852)	-	(1,903,852)
Aircraft fuel	(3,867,673)	-	(3,867,673)	-	(3,867,673)
Aircraft rent	(1,112,837)	-	(1,112,837)	-	(1,112,837)
Sales and marketing	(507,721)	(74,256)	(581,977)	-	(581,977)
Landing fees	(743,362)	-	(743,362)	-	(743,362)
Aircraft, traffic and mileage servicing	(661,260)	(107,489)	(768,749)	154,981	(613,768)
Maintenance, materials and repairs	(570,333)	-	(570,333)	-	(570,333)
Depreciation and amortization	(651,158)	(17,358)	(668,516)	-	(668,516)
Passenger service expenses	(474,117)	-	(474,117)	-	(474,117)
Other operating income, net	483,699	35,959	519,658	4,998	524,656
Total operating costs and expenses	(9,926,283)	(245,475)	(10,171,758)	159,979	(10,011,779)

Equity pick up method	315,721	-	315,721	(315,334)	387
Income before financial income (expense), exchange (variation) and income taxes	1,010,962	741,969	1,752,931	(352,969)	1,399,962

Financial results
Financial income	166,348	220,628	386,976	(127,248)	259,728
Financial expenses	(1,185,889)	(2,326)	(1,188,215)	127,126	(1,061,089)
Total financial results	(1,019,541)	218,302	(801,239)	(122)	(801,361)

Income before the exchange rate variation, net	(8,579)	960,271	951,692	(353,091)	598,601

Exchange rate change, net	(1,084,543)	3,223	(1,081,320)	123	(1,081,197)
Income (loss) before income taxes	(1,093,122)	963,494	(129,628)	(352,968)	(482,596)

Income and social contribution taxes	7,729	(317,652)	(309,923)	12,795	(297,128)
Net income (loss) for the year	(1,085,393)	645,842	(439,551)	(340,173)	(779,724)

Attributable to equity holders of the parent	(1,085,393)	340,173	(745,220)	(340,173)	(1,085,393)
Attributable to non-controlling Interests of Smiles	-	305,669	305,669	-	305,669

(a)    Eliminations are related to transactions between GLA and Smiles Fidelidade.

(b)    Amounts include Smiles S.A. and Smiles Fidelidade.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

	2017
	Flight transportation	Smiles loyalty program (b)	Total reportable segments	Eliminations	Consolidated
Net revenue
Passenger (a)	9,165,936	-	9,165,936	398,105	9,564,041
Cargo and other (a)	388,548	-	388,548	(40,159)	348,389
Mileage program	-	899,576	899,576	(482,972)	416,604
Total net revenue	9,554,484	899,576	10,454,060	(125,026)	10,329,034

Operating costs and expenses
Salaries, wages and benefits	(1,654,388)	(53,723)	(1,708,111)	-	(1,708,111)
Aircraft fuel	(2,887,737)	-	(2,887,737)	-	(2,887,737)
Aircraft rent	(939,744)	-	(939,744)	-	(939,744)
Sales and marketing	(518,025)	(69,917)	(587,942)	(2,872)	(590,814)
Landing fees	(664,170)	-	(664,170)	-	(664,170)
Aircraft, traffic and mileage servicing	(649,498)	(86,132)	(735,630)	107,490	(628,140)
Maintenance, materials and repairs	(368,719)	-	(368,719)	-	(368,719)
Depreciation and amortization	(491,806)	(13,619)	(505,425)	-	(505,425)
Passenger service expenses	(437,045)	-	(437,045)	-	(437,045)
Other operating income, net	(591,087)	(26,385)	(617,472)	7,162	(610,310)
Total operating costs and expenses	(9,202,219)	(249,776)	(9,451,995)	111,780	(9,340,215)

Equity pick up method	395,245	-	395,245	(394,701)	544
Income before financial income (expense), exchange (variation) and income taxes	747,510	649,800	1,397,310	(407,947)	989,363

Financial results
Financial income	184,448	205,431	389,879	(176,433)	213,446
Financial expenses	(1,225,315)	(2,201)	(1,227,516)	177,055	(1,050,461)
Total financial results	(1,040,867)	203,230	(837,637)	622	(837,015)

Income before the exchange rate variation, net	(293,357)	853,030	559,673	(407,325)	152,348

Exchange rate change, net	(78,462)	(3,284)	(81,746)	2	(81,744)
Income (loss) before income taxes	(371,819)	849,746	477,927	(407,323)	70,604

Income and social contribution taxes	390,611	(89,131)	301,480	5,733	307,213
Net income (loss) for the year	18,792	760,615	779,407	(401,590)	377,817

Attributable to equity holders of the parent	18,792	401,590	420,382	(401,590)	18,792
Attributable to non-controlling Interests of Smiles	-	359,025	359,025	-	359,025

(a)   Eliminations are related to transactions between GLA and Smiles Fidelidade.

(b)   Amounts include Smiles S.A. and Smiles Fidelidade.

Capital expenditures per business segments is comprised of R$33,836 for loyalty program and R$914,579 for flight transportation.

In the individual financial statements of the subsidiary Smiles Fidelidade, which is the Loyalty Program segment, and in the information provided to the main operating decision-makers, the revenue is recognized when the miles are redeemed by the participants. From the perspective of this segment, such treatment is appropriate, as it is the moment when the revenue recognition cycle is completed, since Smiles transfers to GLA the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the cycle of revenue recognition in relation to the exchange of miles in the loyalty program for airline tickets of the Company is only completed when passengers are effectively transported. Therefore, to reconcile the assets, liabilities and consolidated results, as well as for the equity pickup and consolidation, in addition to eliminations, an adjustment of unrealized transactions in revenues from the Smiles Program is carried out. In this case, within the consolidated perspective, the miles that were used to redeem airline tickets are only recognized as revenue when the passengers are transported, in accordance with the accounting practices adopted by the Company.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

32.Commitments

On December 31, 2019, the Company had 129 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase.

	2019	2018
2020	-	1,791,661
2021	3,201,198	5,046,966
2022	3,690,205	7,883,277
2023	4,103,490	8,766,165
2024 thereafter	18,606,054	39,747,570
Total	29,600,947	63,235,639

From December 31, 2019, the commitments are demonstrated considering the estimated discount to be granted by the manufacturer, based on historical experience, while the amounts disclosed in 2018 considered the price list, for this reason the numbers above are not comparable.

Of the total commitments presented above, the Company should disburse R$9,245,057 (corresponding to US$2,293,660 on the balance date) as advances for aircraft acquisition, according to the financial flow below:

	2019	2018
2019	-	283,579
2020	1,169,967	816,766
2021	1,152,456	1,072,048
2022	1,300,668	1,250,361
2023	1,366,345	1,313,497
2024 thereafter	4,255,621	4,091,021
Total	9,245,057	8,827,272

The difference between the total amount of the commitment and the disbursements, which corresponds to around 85% of the total cost of the aircraft, must be financed.

The Company has been making payments related to aircraft acquisitions using its own resources, loans, cash generated from operations, short- and medium-term credit lines and supplier financing.

The Company leases its entire aircraft fleet through a combination of leases without a purchase option and with a purchase option. On December 31, 2019, the total fleet included 137 aircraft (121 on December 31, 2018) 126 with commercial leases without a purchase option and 11 with commercial leases with a purchase option (on December 31, 2018, 10 of these aircraft has a purchase option and 110 had no purchase option).

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

33.Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, foreign currency and interest rate), credit risk and liquidity risk. These risks can be mitigated by using swaps, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors. The CPR establishes guidelines, limits and monitors the controls, including mathematical models adopted to continuously monitor the exposures and possible financial impacts, in addition to preventing the exploitation of operations of a speculative nature with financial instruments.

The Company does not hedge the entire risk exposure; therefore, the Company is subject to market variations for a significant part of its exposed assets and liabilities. The decisions on the part to be hedged consider the financial risks and costs of the hedging and are set and reviewed at least quarterly, in line with the CPR strategies. The results obtained from the operations and the application of controls to manage risks are part of the monitoring carried out by the Committee and have been satisfactory to the proposed goals.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

33.1. Accounting classifications of financial instruments

The accounting classifications of the Company’s consolidated financial instruments on December 31, 2019 and 2018 are as follows:

	Measured at fair value through profit or loss		Amortized cost (c)
	2019	2018	2019	2018
Assets
Cash and cash equivalents	5,505	307,538	1,639,920	518,649
Short-term investments	953,762	478,364	-	-
Restricted cash	444,306	822,132	-	-
Derivative assets	147,469	-	-	-
Trade receivables	-	-	1,229,530	853,328
Deposits (a)	-	-	1,126,609	885,804
Other assets	-	-	140,006	478,628

Liabilities
Loans and financing (b)	626,557	-	7,783,284	6,443,807
Suppliers	-	-	1,296,417	1,523,952
Suppliers - forfeiting	-	-	554,467	365,696
Derivatives	20,350	409,662	-	-
Leases	-	-	6,052,780	912,145
Other liabilities	-	-	164,709	147,239

(a)     Excludes judicial deposits, as described in Note 14.

(b)     The amount on December 31, 2019, classified as measured at fair value through profit or loss, is related to the derivative contracted through Exchange Senior Notes. For further information, see Note 18.1.1.

(c)     Items classified as amortized cost refer to credits, indebtedness with private institutions which, in any early settlement, there are no substantial alterations in relation to the values recorded, except the amounts related to Perpetual Notes and Senior Notes, as disclosed in Note 18. The fair values approximate the book values, according to the short-term maturity period of these assets and liabilities.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

During the year ended December 31, 2019, there was no change on the classification between categories of the financial instruments.

33.2. Derivative and non-derivative financial instruments

The Company’s derivative financial instruments were recorded in the following Statements of financial position items:

	Derivatives					Non-derivative
	Fuel	Interest rate risk	Foreign currency risk	Capped call	ESN (**)	Revenue hedge	Total
Fair value variations:
Derivative rights (obligations) on December 31, 2017	40,647	(34,457)	-	-	-	-	6,190
Net gains (losses) recognized in profit or loss (a)	(25,280)	(4,488)	9,272	-	-	-	(20,496)
Net (losses) recognized in OCI	(349,252)	(37,719)	-	-	-	-	(386,971)
Settlements payments (received) during the year	(29,383)	30,270	(9,272)	-	-	-	(8,385)
Derivative assets (liabilities) at 2018	(363,268)	(46,394)	-	-	-	-	(409,662)
Fair value variations:
Derivative rights (obligations) on December 31, 2018	(363,268)	(46,394)	-	-	-	-	(409,662)
Gains (losses) recognized in profit or loss	-	-	1,207	(23,229)	16,148	-	(5,874)
Gains (losses) recognized as exchange variation	-	-	-	13,946	(43,575)	-	(29,629)
Gains (losses) recognized in other comprehensive income (loss)	299,910	(205,383)	-	-	-	-	94,527
Settlements (payments received) During the year	43,008	251,777	2,293	153,252	(599,130)	-	(148,800)
Derivative assets (liabilities) at 2019	(20,350)	-	3,500	143,969	(626,557)	-	(499,438)

Changes in other Comprehensive income (loss)
Balances on December 31, 2017	35,505	(114,821)	-	-	-	-	(79,316)
Fair Value adjustments during the year	(275,583)	(37,719)	-	-	-	-	(313,302)
Time value of options	(73,669)	-	-	-	-	-	(73,669)
Net reversal to profit or loss	(64,955)	31,220	-	-	-	-	(33,735)
Balances on December 31, 2018	(378,702)	(121,320)	-	-	-	-	(500,022)
Fair Value adjustments during the year	299,910	(205,383)	-	-	-	-	94,527
Adjustments of hedge accounting of revenue	-	-	-	-	-	(188,267)	(188,267)
Net reversal to profit or loss	25,549	15,339	-	-	-	22,831	63,719
Balances in 2019	(53,243)	(311,364)	-	-	-	(165,436)	(530,043)

Effect on profit or loss	(25,549)	(15,339)	1,207	(9,282)	(27,427)	165,436	89,045

Classification of effects on income				2019
Net revenue				(18,806)
Aircraft fuel - operating costs				(28,892)
Leases - interest expenses				(8,662)
Unrealized losses with conversion right -ESN - interest expenses				16,148
Derivative losses - capped call - interest expenses				(23,229)
Derivative gains and losses - interest expenses				(300,414)
Foreign exchange rate change, net				452,900
Total				89,045

The Company may adopt hedge accounting for derivatives contracted to hedge the cash flow and that qualify for this classification as per IFRS 9 - “Financial Instruments”. On December 31, 2019, the Company adopts as a cash flow hedge to protect the interest rates (predominantly Libor), and to protect the aviation fuel.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

Cash flow hedges are scheduled for realization and, therefore, reclassification to expense according to the following periods:

	2020	2021	2022	2023	2024 onwards
Interest derivatives	(9,924)	(19,417)	(25,304)	(25,591)	(214,437)
Revenue derivatives	(38,504)	(37,091)	(35,888)	(35,442)	(18,511)
Fuel derivatives	(35,513)	(17,730)	-	-	-
Expected realization (*)	(83,941)	(74,238)	(61,192)	(61,033)	(232,948)

(*) Negative values represent losses.

33.3. Market risks

33.3.1.      Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by the product price fluctuations. To mitigate the risk of fuel price, as of December 31, 2019, the Company held call options and WTI, Brent and Collar derivatives. During the year ended December 31, 2019, the Company recognized total loss in the consolidated statements of operations totaling R$25,549 related to fuel derivatives (on December 31, 2018, the Company recognized total gains in the consolidated statements of operations totaling R$39,675 related to fuel derivatives designated as hedge accounting).

The Company uses different instruments to hedge its exposure to the fuel price. The choice depends on factors such as liquidity in the market, the market price of the components, levels of volatility, availability and margin deposit. The main instruments are futures, calls, calls spreads, collars, swaps (see note 33.2).

The Company’s strategy for Fuel Risk Management is based on statistical models. Through the developed model, the Company can (i) measure the economic relationship between the hedging instrument and the hedged object, thus able to assess if the relationship between the price of aviation fuel and the price of international fuel behaves as expected; and (ii) adequately define the hedge index, thus able to establish the appropriate volume to be contracted to hedge the number of liters of fuel that will be consumed in a given period.

The Company’s models consider the potential factors of inefficiency that may impact on Risk Management strategies, such as changes in the pricing of aviation fuel by suppliers and the mismatch of the term of the hedging instrument and the hedged object.

The Company has hedged around 68.2% of its fuel consumption for the year 2020 and 16.6% for the year 2021.

The analysis of sensitivity to variation in the price of aviation fuel is presented in Note 34.6.2.

33.3.2.      Interest rate

The Company’s strategy for interest risk management combines fixed and floating interest rates and establishes if it will be necessary to expand or reduce the interest rate exposures. The Company manages its exposure by calculating the Basis Point Value (“BPV”) of each agreement and uses volumes that correspond to the amount of BPVs necessary to achieve the goals proposed in the Risk Management to contract derivatives.

Through statistical models, the Company proves the economic relationship between the hedging instrument and the hedged object, considering potential factors of ineffectiveness, such as the mismatch of the term of the hedging instrument and the hedged object.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

The Company is mainly exposed to leases transactions indexed to variations in the Libor rate until the aircraft is received. To mitigate such risks, the Company may use derivative financial instruments of interest rate (Libor) swaps. During the year ended December 31, 2019, the Company recognized a total loss from interest hedge operations in the amount of R$15,339 (loss of R$35,708 in the year ended December 31, 2018).

On December 31, 2019, the Company and its subsidiaries do not have open Libor interest derivative agreements.

The analysis of sensitivity to variation in the price of aviation fuel is presented in Note 33.5.3.

33.3.3.      Foreign currency risk

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. During the period ended December 31, 2019, the Company recognized a total gain with foreign exchange hedge operations in the amount of R$1,207 (there were no foreign exchange hedge operations in the period ended December 30, 2018).

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	2019	2018
Assets
Cash, equivalents, short-term investments and restricted cash	1,035,802	963,973
Trade receivables	202,363	148,538
Recoverable taxes	5,312	-
Deposits	1,126,609	885,804
Derivative assets	147,469	-
Other assets	-	352,437
Total assets	2,517,555	2,350,752

Liabilities
Loans and financing	(7,831,116)	(5,576,835)
Leases	-	(640,660)
Foreign currency suppliers	(462,636)	(903,287)
Derivatives	(20,350)	(409,662)
Operating leases	(6,007,973)	(271,485)
Total liabilities	(14,322,075)	(7,801,929)

Exchange Exposure	(11,804,517)	(5,451,177)

Commitments not recorded in the statements of financial position
Future commitments resulting from operating leases (*)	-	(7,135,784)
Future commitments resulting from firm aircraft orders	(29,600,647)	(63,235,639)
Total	(29,600,647)	(70,371,423)

Total foreign currency exposure - R$	(35,356,555)	(75,822,600)
Total foreign currency exposure - US$	(8,771,815)	(19,568,133)
Exchange rate (R$/US$)	4.0307	3.8748

 (*) On January 1, 2019, due to the initial adoption of IFRS 16, the obligations corresponding to the operating leases were recognized in the Company’s statements of financial position, as per Note 4.1.1, as well as the corresponding right of use associated with this obligation.

The Company is mainly exposed to the variation of the U.S. dollar.

33.3.4.      Capped call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, 2019, April 17, 2019, and July 17, 2019, as detailed in Note 18.1.1, contracted private derivative operations (“capped call”) with part of the Note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

The Company recognized a total expense with capped call operations in the amount of R$23,229 for the year ended December 31, 2019.

The analysis of sensitivity to variation in the exchange rate change (US$) is presented in Note 32.5.5.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

33.4. Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by cash and cash equivalents, short-term investments and trade receivables. Financial assets classified as cash, cash equivalents, and short-term investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies.

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

33.5. Liquidity risk

The Company is exposed to liquidity risk in two different ways: (i) market liquidity risk, which varies according to the types of assets and markets in which the assets are traded, and (ii) cash flow liquidity, related to the emergence of difficulties to comply with the operational obligations contracted on the scheduled dates. To meet the liquidity risk management, the Company invests its resources in liquid assets (federal government bonds, CDBs and investment funds with daily liquidity) and the Cash Management Policy establishes that the weighted average term of the indebtedness must be greater than the weighted average term of the investment portfolio.

The maturity schedules of the Company’s financial liabilities on December 31, 2019, and 2018 are as follows:

	Carrying amount	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and financing current / non-current	8,409,841	1,112,414	1,724,940	7,519,263	1,890,448	12,247,065
Leases	6,052,780	1,257,430	1,018,266	5,862,268	967,404	9,105,368
Suppliers	1,296,406	1,286,264	-	10,142	-	1,296,406
Suppliers - forfeiting	554,567	554,467	-	-	-	554,467
Derivatives	20,350	9,080	-	11,270	-	20,350
On December 31, 2019		4,219,655	2,743,206	13,402,943	2,857,852	23,223,656
Loans and financing current / non-current	6,443,807	901,588	438,386	3,692,463	4,394,544	9,426,981
Leases	912,145	227,985	227,879	1,452,842	8,965	1,917,671
Suppliers	1,523,952	1,403,793	22	120,137	-	1,523,952
Suppliers - forfeiting	365,696	365,696	-	-	-	365,696
Derivatives	409,662	95,773	99,671	214,218	-	409,662
On December 31, 2018		2,994,835	765,958	5,479,660	4,403,509	13,643,962

33.6. Sensitivity analysis of financial instruments

The sensitivity analysis of financial instruments was prepared with the purpose of estimating the impact on the fair value of financial instruments operated by the Company, considering three scenarios in the risk variable considered: most likely scenario, in the evaluation of the Company (this being the maintenance of market levels); deterioration of 25% (possible adverse scenario) in the risk variable; deterioration of 50% (remote adverse scenario).

The estimates presented do not necessarily reflect the amounts ascertained in the next financial statements. The use of different methodologies can have a material effect on the estimates presented.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

The tables below show the analysis of sensitivity on foreign exchange exposure, open derivatives position and interest rates on December 31, 2019 for market risks considered relevant by the Company’s Management. The values shown as positive are asset exposures (assets greater than liabilities) and negative values are liability exposures (liabilities greater than assets).

33.6.1.      Foreign currency risk

On December 31, 2019, the Company adopted an exchange rate change of R$4.0307/US$1.00, corresponding to the month’s closing rate disclosed by the Central Bank of Brazil as a probable scenario. The table below shows the sensitivity analysis and the effect on profit or loss of exchange rate fluctuations in the exposure on December 31, 2019:

	Exchange rate	Effect on profit or loss	Derivative
Net Liabilities exposed to the risk of appreciation of the U.S. dollar	4.0307	11,804,517	21,500
Dollar Depreciation (-50%)	2.0154	(5,902,259)	(10,750)
Dollar Depreciation (-25%)	3.0230	(2,951,129)	(5,375)
Dollar Appreciation (+25%)	5.0384	2,951,129	5,375
Dollar Appreciation (+50%)	6.0461	5,902,259	10,750

33.6.2.      Fuel risk

On December 31, 2019, the Company, through its subsidiary GLA, has oil derivative contracts for protection equivalent to 68.2% of 12-month consumption, protection equivalent to 41.7% of 24-month consumption. The probable scenarios used by the Company are the market curves at the close of December 31, 2019, for derivatives that hedge the fuel price risk, both for derivatives that protect the fuel price risk and for derivatives that protect the Libor interest rate risk. The table below shows the sensitivity analysis in U.S. dollars of the fluctuations in jet fuel barrel prices:

	Fuel
	US$/bbl (WTI)	US$/bbl (WTI)
Decline in prices/barrel (-50%)	28.42	(942,142)
Decline in prices/barrel (-25%)	42.62	(557,695)
Increase in prices/barrel (+25%)	71.04	345,830
Increase in prices/barrel (+50%)	85.25	826,924

33.6.3.      Interest rate risk

On December 31, 2019, the Company holds financial investments and financial liabilities indexed to several rates and positions in Libor derivatives. In its sensitivity analysis of non- derivative financial instruments, it was considered the impacts on the yearly interest of the exposed values on December 31, 2019 (see Note 18) that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on profit or loss according to the scenarios presented below:

	Short-term investments net of financial indebtedness (a)
Risk	Increase in the CDI rate	Decrease in the Libor rate
Reference rates	4.40%	1.91%
Exposure amount (probable scenario) (b)	(1,183,581)	1,206,135
Remote favorable scenario (-50%)	23,412	(11,733)
Possible favorable scenario (-25%)	11,706	(5,866)
Possible adverse scenario (+25%)	(11,706)	5,866
Remote adverse scenario (+50%)	(23,412)	11,733

(a)  Total invested and raised in the financial market at the CDI rate and Libor interest rate.

(b)  Book balances recorded as of December 31, 2019.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

Measurement of the fair value of financial instruments

To meet the disclosure requirements of financial instruments measured at fair value, the Company and its subsidiaries must group these instruments at levels 1 to 3 based on the observable degree of fair value:

• Level 1:	Fair value measurements are obtained from quoted (unadjusted) prices in identical active or passive markets;
• Level 2:

Fair value measurements are obtained from other variables other than the quoted prices included within Level 1, which are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

• Level 3:	Fair value measurements are obtained from valuation techniques that include variables for the asset or liability, but are not based on observable market data (unobservable data).

The following table shows a summary of the financial instruments measured at fair value of the Company and its subsidiaries, including their related classifications of the valuation method, on December 31, 2019 and December 31, 2018:

		2019		2018
	Fair value level	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	Level 1	5,505	5,505	-	-
Cash and cash equivalents	Level 2	-	-	307,538	307,538
Short-term investments	Level 1	953,762	953,762	21,100	21,100
Short-term investments	Level 2	-	-	457,264	457,264
Restricted cash	Level 2	444,306	444,306	822,132	822,132
Derivative assets	Level 2	147,469	147,469	-	-
Fair value adjustment of derivatives	Level 2	(626,557)	(626,557)	-	-
Derivatives liabilities	Level 2	(20,350)	(20,350)	(409,662)	(409,662)

33.7. Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to loans and financing, including short and long-term indebtedness. The table below shows the Company’s financial leverage as of December 31, 2019 and 2018:

	2019	2018

Total loans and financing	8,409,841	6,443,807
Total leases to pay	6,052,780	912,145
(-) Cash and cash equivalents	(1,645,425)	(826,187)
(-) Financial investments	(953,762)	(478,364)
(-) Restricted cash	(444,306)	(822,132)
A – Net indebtedness	11,419,128	5,229,269
B – Total Negative shareholders’ equity	(7,105,417)	(4,505,351)
C = (B + A) – Total capital	4,313,711	723,918

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

34.Non-cash Transactions

	2019	2018	2017
Initial adoption - IFRS 16 (property, plant and equipment / accumulated loss / minority interest)	2,436,333	-	-
Share-based compensation (capital / share-based compensation)	(31,222)	-	-
Unrealized results from derivatives (derivative obligations / equity valuation adjustment)	30,021	-	-
Effects of changes in equity interest (capital reserves / minority interest)	(649)	-	-
Actuarial losses from post-employment benefits (actuarial liabilities / equity valuation adjustment / accumulated losses)	87,541	-	-
Interest on shareholders’ equity to be distributed, net of taxes	-	(8,672)	(49,602)
Dividends	238,359	(58,632)	-
Deposits in guarantee for leases agreements	-	-	10,307
Write-off of leases agreements	-	(805,081)	(15,334)
Provision for aircraft return	-	147,548	-
Acquisition of property, plant and equipment through financing (fixed assets / loans and financing)	164,234	193,506	63,066
Guarantee deposits (deposits / leases payable)	(476)	-	-
Maintenance reserve (deposits / leases payable)	(6,498)	-	-
Right to use flight equipment (fixed assets / leases payable)	957,026	-	-

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

35.Liabilities from financing activities

The changes in the liabilities of the Company’s financing activities are shown below for the years ended December 31, 2019 and 2018:

	2019
						Non-cash changes			Adjustment to profit
	Opening balance	Net cash flows (used in) from financing activities	Net cash flows from operating activities	Property, plant and equipment acquisition through financing and lease	Maintenance reserve	Escrow deposit	Initial adoption adjustment – IFRS 16	Gains (losses) recognized in other comprehensive income (loss)	Exchange rate variation, net	Interest accrued and cost amortization	Write-offs and Contractual amendment	Other results	Closing balance
Short and long-term debt	6,443,807	1,401,125	(444,006)	164,234	-	-	-	-	313,717	571,681	-	(40,717)	8,409,841
Leases	912,145	(1,617,677)	(23,304)	957,026	(6,498)	(476)	5,370,868	-	241,612	502,544	(283,460)	-	6,052,780
Derivatives	409,662	(407,322)	(43.008)	-	-	-	-	(94,527)	(13,946)	-	-	22,022	(127,119)

	2018
				Non-cash changes						Exchange rate variation, net
	Opening balance	Cash flow	Income for the year	Property, plant and equipment acquisition through financing	Disposal property, plant and equipment	Dividends provisioned through the subsidiary Smiles	Provision for interest on loans	Treasury shares sold	Gains on change in investment		Interest payments and loan cost	Other	Closing balance
Short and long-term debt	7,105,667	(536,888)	-	193,506	(805,081)	-	565,854	-		1,043,117	(481,708)	-	7,084,467
Other liabilities	143,473	(219,493)	-	-	-	238,879	-	-	-	-	-	(15,620)	147,239
Non-controlling interests from Smiles	412,013	875	305,669	-	-	(239,877)	-	-	561	-	-	820	480,061
Treasury shares	(4,168)	(15,929)	-	-	-	-	-	19,971	-	-	-	-	(126)
Shares to be issued	-	2,818	-	-	-	-	-	-	-	-	-	-	2,818
Capital stock	2,927,184	15,428	-	-	-	-	-	-	-	-	-	-	2,942,612

	2017
					Non-cash changes
	Opening balance	Cash flow	Income for the year	Property, plant and equipment acquisition through financing	Interest payments and loan cost	Exchange rate variation, net	Provision for interest on loans	Other	Closing balance
Short and long-term debt	6,379,220	612,396	-	63,066	(505,105)	68,895	502,529	(15,334)	7,105,667
Non-controlling interests from Smiles	293,247	(238,669)	359,025	-	-	-	-	(1,590)	412,013
Capital stock	2,924,492	2,169	-	-	-	-	-	523	2,927,184

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

36.Insurance coverage

On December 31, 2019, the most relevant insurance coverage, by nature, considering the aircraft fleet in relation to the maximum reimbursable amounts indicated in U.S. dollars, together with the insurance coverage of the subsidiary Smiles, are as follows:

	In thousands of R$	In thousands of US$
GLA
Warranty - hull/war	342,610	85,000
Civil liability per event/aircraft (a)	3,023,025	750,000
Inventories (local) (b)	1,007,675	250,000
Smiles
Rent guarantee (cond. Rio Negro - Alphaville)	1,318	-
D&O liability insurance	100,000	-
Fire (property insurance cond. Rio Negro - Alphaville)	12,747	-

(a)  In accordance with the agreed amount for each aircraft up to the maximum limit indicated.

(b)   Values per incident and annual aggregate.

Pursuant to Law 10744 of October 9, 2003, the Brazilian government assumed the commitment to complement any civil-liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which GLA may be required to pay, for amounts exceeding the limit of the insurance policies effective since September 10, 2001, limited to the amount in Brazilian Reais equivalent to US$1.0 billion.

37.Subsequent events

37.1     Corporate restructuring

On March 13, 2020, the Company and its subsidiary Smiles issued informing that, due to the extraordinary events in the national and international markets caused by the spread of COVID-19, and particularly by virtue of its structuring impacts on the aviation sector, they had canceled the corporate reorganization proposal submitted on December 9, 2019 and on February 4, 2020.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

37.2     New codeshare agreement

On February 4, 2020, the Company, through its subsidiary GLA, announced a new reciprocal codeshare agreement with the airline American Airlines, thus creating the most frequent service between the United States and South America.

37.3     Call notice for the extraordinary shareholders’ meeting

On February 4, 2020, the Company issued a call notice for an extraordinary shareholders’ meeting to be held on March 5, 2020, to resolve on:

i.      approving the Protocol and Reasoning (“Protocol and Reasoning”) to be signed between the Management of the Company and the Management of the subsidiaries GLA and Smiles, which establishes the terms and conditions of the corporate reorganization, whose acts and events are linked and interdependent, in which the shares issued by Smiles will be merged into GLA and the shares issued by GLA will be merged into the Company. As a result, the Company will indirectly hold all shares issued by Smiles, with the resulting merger of the operations and equity base of the Company and of the subsidiary Smiles (“Reorganization”);

ii.    ratifying the appointment of the specialized company Apsis Consultoria e Avaliação Ltda. to prepare the valuation report of the economic value of GLA’s equity, for the Company to incorporate the shares issued by GLA (“Valuation Report of GLA Shares”);

iii.   approving the Valuation Report of GLA Shares;

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

iv.      approving the proposed Reorganization, under the terms of the Protocol and Reasoning;

v.    authorizing, due to the incorporation of GLA Shares, the increase of the Company’s share capital, to be subscribed and paid-in by GLA’s Management, with the due amendment of its bylaws (after establishing the final number of shares, depending on of the exchange ratio to be chosen by Smiles’ shareholders, and, therefore, the final number of shares of the to be issued by the Company due to the incorporation of GLA Shares) and also authorizing the Board of Directors to establish, after concluding Reorganization, the exact number of shares to be issued, as well as the amounts to be allocated to the share capital and the capital reserve;

vi.   approving the creation of preferred shares and redeemable preferred shares issued by the Company; and

vii.    approving the succession of the Long-Term Incentive Plan - Stock Option - Company’s Option to Purchase Smiles Shares, with the due assumption of the obligations arising therefrom.

37.4     Sale and leaseback of aircraft

On February 11, 2020, the Company has announced, through a Notice to the Market, announced the sale of 11 aircraft, which will reduce the Company’s net indebtedness by around R$500,000, reducing R$130,000 in the financial leases indebtedness and adding R$370,000 to the cash liquidity. Subsequently, the Company plans to use approximately R$330,000 of these funds to redeem the amount available from its Senior Notes of 8.875%, maturing in 2022.

37.5     Redemption of 2022 senior notes

On February 21, 2020, the Company has announced, through a Notice to the Market, that initiated the redemption of its 2022 senior notes which bear interest of 8.87% p.a.

The notes will be redeemed on March 23, 2020, at a price equivalent to 102.219% of the principal, and accrued interest not paid.

37.6     Actions and impacts resulting from the COVID-19 pandemic

The COVID-19 pandemic, which is seen by the World Health Organization as a “public health emergency of international interest,” has rapidly disseminated throughout the world, causing important disruptions in the global economic activity and starting an unprecedented crisis.

This crisis has significantly increased the uncertainty in the macroeconomic environment, and it will inevitably lead to global recession, according to the World Bank’s report named “The Economy in the Time of COVID-19,” published on April 12. In Brazil, a 5% GDP retraction is being expected in 2020, caused, above all, by weak external demand, lower oil prices, and sharp fall in the economic activity in order to contain the virus.

The measures taken in Brazil to reduce the speed of spread and dissemination of the disease include social distancing, travel restrictions and the closing of borders. As a result, the aircraft industry was one of the first and more affected sectors with regard to its operations and results. These impacts were immediate and severe.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

To face this absolutely disruptive scenario, our Company, through its Executive Committee, which is made up of all management bodies, is attentively monitoring this situation and its developments; establishing financial and operational strategies; and defining how it can support the society. In a moment like this, our Company is willing to make all contributions possible by using the tools under its control. This said, our Management took the following actions in the subsequent period of theses financial statements:

37.6.1 Adjustment of operations – Essential Network

On March 16, GOL started to reduce its capacity by 50% to 60% in the domestic market, and by 90% to 95% in the international market, in order to reflect the changes in the demand from Customers.

On March 24, as Brazilians were adopting responsible social distancing measures and avoiding travelling due to the pandemic, we adjusted our network again from 750 to 50 essential daily flights between the São Paulo International Airport, located in the city of Guarulhos, and all 26 state capitals and Brasília (“Essential Network”).

Since then, GOL has gradually resumed its operations, operating an average of 120 daily flights during the month of June 2020.

37.6.2 Reduction in fixed and variable costs

•

Variable costs: as mentioned above, we reviewed our flight network as the end of March in order to ensure essential services in all Brazilian capitals and the federal district, which corresponded to a reduction of 93% in domestic flights, and a temporary interruption in all international flights, thus reducing the related variable costs;

•

Personnel Expenses: with effects expected as of April, the Company adopted measures aiming at a planned reduction of approximately 50% in payroll expenses and relevant charges, particularly with reduction of working hours and, consequently, a reduction of 35% in salaries of air service and ground service workers; negotiation to reduce the working hours of our crew by 50%; 40% reduction in the compensation of our officers; adoption of unpaid leave (LNR) by approximately 5.4 thousand employees (approximately 34% of our total staff), with these adoptions signed until March 31, 2020; and

•

In April, with effects expected as of May, we adopted the measures provided for in MP [Provisional Measure] 936/20, reducing the salaries of employees by 50%, the compensation of officers by 60%, and adopting the suspension of labor agreements of around 800 employees, in addition to the 5,400 employees previously mentioned.

•	Other expenses: suspension of expenses for advertising and publicity, and immediate interruption of projects of any nature which are not absolutely essential for the continuity of operations.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

37.6.3 Preservation and strengthening of our cash position and liquidity

•	Aircraft and engines lease: negotiation with key lessors on the postponement of payments for a period of 3 to 6 months, which should enable us to retain funds of approximately R$452.4 million;
•	Fuel costs: agreements with suppliers on the postponement of payments, which should be resumed in installments as of September 2020;
•	Personnel Expenses: interruption in the payment of profit sharing and bonuses for the year 2019, and in the payment of the advance of the 13th salary and vacation pay;
•	Investments: suspension of non-essential CAPEX, including the interruption of “pre-delivery payments (PDPs); “
•	Engine maintenance services: postponement by 60 to 90 days of payments to suppliers;
•	Taxes, contributions and social charges – suspension of payment of federal taxes through the issue of a court injunction, and also as a result of the measures enacted by the Federal Government;
•

Other expenses and revenues: agreement on the refund of expenses incurred since grounding of 737MAX aircraft, with an immediate effect of R$447 million on cash, which was received on April 1st, 2020; and

•

Loans and financing: postponement of the R$148-million installment maturing in March 2020 to March 2022; obtainment of a waiver for all covenants maturing in 2020; and postponement of the maturity of working capital transactions scheduled for the first quarter of 2020.

37.6.4 Support from the Government and regulatory bodies

•

Maintenance of receivables from air tickets: reduction in reimbursements and cancellations based on the Provisional Measure enacted by the Government, which provides for the rescheduling of flights within a period of up to 12 months;

•	Airport fees: change in the terms of payment of navigation and airport fees, which may be paid until December without penalties; and
•

Maintenance of slots - ANAC: (i) allowance for cancellation of slots as per the regularity index, valid until the end of October 2020, in line with a similar decision issued by other civil aviation organizations and authorities, such as the European Commission and FAA; and (ii) extension of 120 days for renewal of licenses.

37.6.5 Adjustments and reclassifications accounted for in the subsequent period

As mentioned above, the impacts of the COVID-19 pandemic on the Company were immediate and severe, its main consequence being the adoption of the essential network. Below is presented a table summarizing the adjustments and reclassifications recorded in the subsequent period of these financial statements, as well as the details on each of these items and additional disclosures in the text below:

Consolidated
Adjustments
Provision for cancellation of mileage exchange	(22,271)
De-recognition of the cash flow hedge – fuel	(291,925)
De-recognition of the cash flow hedge – revenues in US$	(290,346)
Reclassifications
Taxes to recover in the short- and long-term	61,020

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

As a link between the travel and tourism industries, the subsidiary Smiles is also being affected by the crisis, with impacts on its operations and results. The main effect was the reduction, in the first quarter of 2020, in the volume of redemption of miles accumulated by the participants of the Smiles Program, particularly regarding air tickets, hotel accommodation and car rental. In April, the Company also recorded cancellations, above the usual levels, of miles redeemed in previous months. Accordingly, a provision for cancellations, in the amount of R$22,271 was recorded as of March 31, 2020.

Additionally, as a result of the reduction in operations due to the adoption of the essential network, the Company derecognized cash flow hedging transactions, since it expects a drop in the fuel consumption previously estimated. Accordingly, the amount of R$291,925 was transferred from the “equity valuation adjustment” group, in shareholders’ equity, to the item “derivative losses” in financial income.

Also, as a result of the temporary interruption in all international flights, the Company also derecognized the hedge accounting transactions used for protecting future revenues in foreign currency (subject matter of the hedge), using lease agreements as hedge instruments. Accordingly, the amount of R$290,346 was transferred from the “equity valuation adjustment” group, in shareholders’ equity, to the item “exchange variation expenses” in financial income.

The expectations of realization of assets and liabilities were reviewed. As a result, the Company reclassified Recoverable taxes and contributions in the amount of R$61,020, since the realization of these assets will be postponed.

With regard to lease balances payable as of March 31, 2020, short-term obligations in the amount of R$233,081 were renegotiated with creditors.

The Company has also conducted impairment tests in the balances of property, plant and equipment, goodwill and slots rights. No provision for impairment was recorded in the subsequent period.

37.6.6 Support to the Society, the Employees and the Customers

Passenger transportation services are essential for the society. We recognize our duty of care towards our audiences, and we are working closely to the authorities to help reduce the impact of COVID-19 on the population and the health services.

Regarding the flights in our essential network, we are taking extraordinary measures in addition to the strict sanitation standards of the civil aviation sector. Our aircraft are sanitized and disinfected on a daily basis.

The measures used include keeping the integrity and health of our employees as a priority. As from the second week of March, all administrative employees have been working remotely. The employees are being continuously monitored by the Company’s leadership and the People and Culture area, which manages our human resources.

In order to improve our Customer Assistance services in a period of high demand and uncertainty, we created specific communication channels on the coronavirus that are constantly updated. We reinforced our dedicated Customer Assistance team, giving priority to more urgent cases. This team helps customers with the reorganization of air ticket bookings with flexible conditions for changes in future flights.

Notes to the Financial Statements Fiscal year ended December 31, 2019. (In thousands of Reais - R$, except when otherwise indicated)

Regarding the Smiles loyalty program, we have also improved the digital channels by deploying the free online cancellation self-service, which is available in our website and in the “Smiles Fidelidade” app, and our chat, for customers with optional GOL tickets. This system was developed internally in a record time.

Since the crisis may last for an undefined period and, thus, impact customers’ travel plans, our Smiles subsidiary announced that the effectiveness of the program’s categories is being postponed. Moreover, the current year is not being considered as base for requalification for the next year, since the analysis of downgrade of categories would take into account the accumulation of miles originated from stretches flown in the period from January to December 2020. This enables customers to gain more time within their categories, and take advantage of the benefits provided.

At the social level, as a contribution to and in recognition of those who fight COVID-19 on the frontline of the battle, the Company, in partnership with GLA, is now providing free transportation to health professionals, and in partnership with the subsidiary Smiles is now crediting miles for them to travel throughout Brazil to provide care to patients affected. At each GOL stretch flown, they receive 1,000 miles.

With the purpose of reducing the negative impacts of the COVID-19 crisis, Smiles Fidelidade has launched several initiatives to stimulate participants to use their miles in products offered by other partners, particularly retailers, through the Shopping Smiles program.

The Company’s most important commitment will continue to be the integrity and health of persons. Accordingly, we are strictly following the guidelines issued by WHO, and undertaking to do everything we can to face this turbulent period in the best way possible.

37.7 Downtime status of Boeing 737 MAX

In the first quarter of 2020,as a consequence the suspend the operation of its seven aircraft described in note 1 and the recognition of a long-lasting partnership, the Company reached an agreement with Boeing.

The terms of the agreement are strictly confidential, but they aim at providing (a) compensation for losses incurred since the stoppage of aircraft operations, to date, and as a result of the non-delivery of aircraft, as set forth in the purchase agreements; (b) reduction in the number of firm orders by 34 aircraft to 95 in total; (c) the flexibility to additionally the number of 35 aircraft; and (d) the flexibility to convert the existing orders for other Max-models.

In accordance with the accounting principles and standards in force, the amounts mentioned in the agreement were recognized in this quarterly financial information as follows: R$446,942 as “Receivables” in the current assets group, with counter-entries of R$136,962 in “advances for acquisition of property, plant and equipment” in fixed assets, since it is a repayment of “pre delivery payment” and R$309,980 recorded in the income statement, with R$63,041 as a result of exchange variation, R$193,503 as other income and expenses, net since it refers to a reimbursement of expenses incurred in prior years, and the remaining amount distributed in the other lines of the income statement. These amounts do not affect the statements of cash flow presented in this quarterly financial information. The amount of R$446,942 was received in full by GOL on April 1, 2020.

Additionally, subject to future events, the Company will be entitled to credits with a present value of approximately R$1,901,306 to be invested in future acquisition of new aircraft, which, in turn, will reduce the amount of future depreciation and financial costs, since the credits will affect the present values of assets and liabilities related to use rights.