Form 20-F
period 2020-12-31
Gol Intelligent Airlines Inc.
filed 2021-03-29
CIK 1291733

As filed with the Securities and Exchange Commission on March 26, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 20-F

_______________

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

___________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Trading symbol:	Name of each exchange on which registered:
Preferred Shares, without par value American Depositary Shares (as evidenced by American Depositary Receipts), each representing two Preferred Shares	* GOL	New York Stock Exchange New York Stock Exchange

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

The number of outstanding shares of each class of stock of GOL Linhas Aéreas Inteligentes S.A. as of December 31, 2020:

2,863,682,710 Common Shares

274,024,257 Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [_]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [_] No [X]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes [X] No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [X]	Accelerated filer [_]	Non-accelerated filer [_]

Emerging growth company [_]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [_]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [_]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [_]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [_] Item 18 [_]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [_] No [X]

Presentation of Financial and Other Data

The consolidated financial statements included in this annual report have been prepared in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB, in reais.

We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts in respect of the year ended December 31, 2020 was R$5.197 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2020, as reported by the Brazilian Central Bank (Banco Central do Brasil), or the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at the above rate.

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

In this annual report, we use the terms “the registrant” and “GLAI” to refer to GOL Linhas Aéreas Inteligentes S.A., and “GOL”, “Company”, “we”, “us” and “our” to refer to the registrant and its consolidated subsidiaries together, except where the context requires otherwise. The term “GLA” refers to GOL Linhas Aéreas S.A., a wholly owned subsidiary of the registrant (previously named VRG Linhas Aéreas S.A., or VRG). References to “preferred shares” and “ADSs” refer to non-voting preferred shares of the registrant and American depositary shares representing those preferred shares, respectively, except where the context requires otherwise.

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

This annual report is incorporated by reference into our registration statement on Form F-3, filed with the SEC on August 7, 2020.

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

1

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

Cautionary Statements about Forward-Looking Statements

This annual report includes forward-looking statements, principally under the captions “Risk Factors,” “Operating and Financial Review and Prospects” and “Business Overview.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting us. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among others:

•	general economic, political and business conditions in Brazil, South America and the Caribbean;
•	the effects of global financial markets and economic crises;
•	developments relating to, and the economic, financial, political and health effects of, the COVID-19 global pandemic and government measures to address it;
•	our ability to timely and efficiently implement any measure necessary in response to, or to mitigate the impacts of, the COVID-19 pandemic on our business, operations, cash flow, prospects, liquidity and financial condition;
•	management’s expectations and estimates concerning our financial performance and financing plans and programs;
•	our level of fixed obligations;
•	our capital expenditure plans;
•	our ability to obtain financing on acceptable terms;
•	our ability to service our indebtedness;
•	inflation and fluctuations in the exchange rate of the real;
•	changes to existing and future governmental regulations, including air traffic capacity controls;
•	fluctuations in crude oil prices and its effect on fuel costs;
•	increases in fuel costs, maintenance costs and insurance premiums;
2

•	changes in market prices, customer demand and preferences, and competitive conditions;
•	cyclical and seasonal fluctuations in our operating results;
•	defects or mechanical problems with our aircraft;
•	our ability to successfully implement our strategy;
•	developments in the Brazilian civil aviation infrastructure, including air traffic control, airspace and airport infrastructure;
•	future terrorism incidents, cyber-security threats, disease outbreaks or related occurrences affecting the airline industry; and
•	the risk factors discussed under the caption “Item 3. Key Information—D. Risk Factors” in this annual report.

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

PART I

ITEM 1.                    Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.                    Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.                    Key Information

A.	Selected Financial Data

We present in this section the following summary consolidated financial data:

•	Summary financial information derived from our audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, included elsewhere in this annual report; and
•	Summary financial information derived from our audited consolidated financial statements as of and for the year ended December 31, 2018, not included in this annual report.

We adopted IFRS 16 – Leases, or IFRS 16, on January 1, 2019 using the modified retrospective method and we did not restate our financial information for the year ended December 31, 2018 for comparative purposes. Consequently, information regarding our indebtedness as of December 31, 2019 and December 31, 2020 are not comparable to information regarding our indebtedness as of December 31, 2018. Since our adoption of IFRS 16, our indebtedness includes our total short and long-term loans and financings and leases. For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Recent Accounting Pronouncements” and note 18 to our audited consolidated financial statements included elsewhere in this annual report.

3

The following tables set forth summary consolidated financial and operating data as of and for each of the periods indicated:

Summary Financial Data

	Year ended December 31,
	2018	2019	2020	2020(1)
Statements of Operations Data:	(in thousands of R$, except per share/ADS information)			(in thousands of US$)
Net revenue:
Passenger	10,633,488	13,077,743	5,783,323	1,112,820
Mileage program, cargo and other	777,866	786,961	588,494	113,237
Total net revenue	11,411,354	13,864,704	6,371,817	1,226,057
Operating costs and expenses:
Salaries, wages and benefits	(1,903,852)	(2,361,268)	(1,765,628)	(339,740)
Aircraft fuel	(3,867,673)	(4,047,344)	(2,025,701)	(389,783)
Aircraft rent(2)	(1,112,837)	-	-	-
Landing fees	(743,362)	(759,774)	(411,065)	(79,097)
Aircraft, traffic and mileage servicing	(613,768)	(707,392)	(723,244)	(139,166)
Passenger service expenses	(474,117)	(578,744)	(389,998)	(75,043)
Sales and marketing	(581,977)	(670,392)	(324,185)	(62,379)
Maintenance, materials and repairs	(570,333)	(569,229)	(335,868)	(64,627)
Depreciation and amortization(2)	(668,516)	(1,727,982)	(1,870,552)	(359,929)
Other income (expenses), net	524,656	(309,917)	523,019	100,639
Total operating costs and expenses	(10,011,779)	(11,732,042)	(7,323,222)	(1,409,125)
Equity pick up method	387	77	(439)	(84)
Income before financial results, exchange rate variation, net and income taxes	1,399,962	2,132,739	(951,844)	(183,153)
Financial income	259,728	389,563	736,969	141,807
Financial expense(2)	(1,061,089)	(1,748,265)	(2,546,192)	(489,935)
Income before exchange rate variation, net and income taxes	598,601	774,037	(2,761,067)	(531,281)
Exchange rate variation, net	(1,081,197)	(385,092)	(3,056,226)	(588,075)
Income (loss) before income taxes	(482,596)	388,945	(5,817,293)	(1,119,356)
Income taxes and social contributions	(297,128)	(209,607)	(77,958)	(15,001)
Net income (loss) for the year	(779,724)	179,338	(5,895,251)	(1,134,357)
Attributable to non-controlling interests	305,669	296,611	92,877	17,871
Attributable to equity holders of GLAI	(1,085,393)	(117,273)	(5,988,128)	(1,152,228)

	Year ended December 31,
	2018	2019	2020	2020(1)
Earnings per Share and Other Information:	(in R$ except number of shares)			(in US$ except number of shares)
Basic income (loss) per preferred share	(3.12)	(0.33)	(16.83)	(3.24)
Basic income (loss) per common share	(0.09)	(0.01)	(0.48)	(0.09)
Basic income (loss) per share(3)	(3.11)	(0.33)	(16.83)	(3.24)
Basic income (loss) per ADS	(1.56)	(0.66)	(33.66)	(6.48)
Diluted income (loss) per preferred share	(3.12)	(0.33)	(16.83)	(3.24)
Diluted income (loss) per common share	(0.09)	(0.01)	(0.48)	(0.09)
Diluted income (loss) per share(3)	(3.12)	(0.33)	(16.83)	(3.24)
Diluted income (loss) per ADS	(1.56)	(0.66)	(33.66)	(6.48)
Weighted average number of outstanding shares in relation to basic income (loss) per preferred share (in thousands)	266,676	270,053	273,967	273,967
Weighted average number of outstanding shares in relation to basic income (loss) per common share (in thousands)	2,863,683	2,863,683	2,863,683	2,863,683
Weighted average number of outstanding shares in relation to basic income (loss) per share (in thousands)(3)	348,496	351,873	355,844	355,844
Weighted average number of outstanding ADSs in relation to basic income (loss) per share (in thousands)(3)	174,248	175,936	177,922	177,922
Weighted average number of outstanding shares in relation to diluted income (loss) per preferred share (in thousands)	266,676	270,053	273,967	273,967
Weighted average number of outstanding shares in relation to diluted income (loss) per common share (in thousands)	2,863,683	2,863,683	2,863,683	2,863,683
Weighted average number of outstanding shares in relation to diluted income (loss) per share (in thousands)(3)	348,496	351,873	355,844	355,844
Weighted average number of outstanding ADSs in relation to diluted income (loss) per share (in thousands)(2)	174,248	175,936	177,922	177,922
Dividends declared per preferred share (net of withheld income taxes)	-	-	-	-

4

	Year ended December 31,
	2018	2019	2020	2020(1)
Other Financial Data:	(in thousands of R$ except percentages)			(in thousands of US$)
EBITDA(4)	2,068,478	3,860,721	918,708	176,777
EBITDA Margin(5)	18.1%	27.8%	14.4%	14.4%
Operating margin(6)	12.3%	15.4%	(14.9)%	(14.9)%
Adjusted EBITDA(7)	2,100,919	4,208,582	1,086,296	209,024
Adjusted EBITDA Margin(8)	18.4%	30.4%	17.0%	17.0%
Adjusted Operating Margin(9)	12.6%	17.9%	(0.3)%	(0.3)%
Total liquidity(10)	2,980,011	4,273,023	2,576,471	495,761
Net cash flows from (used in) operating activities	2,081,869	2,461,076	753,946	145,073
Net cash flows from (used in) investing activities	(1,587,256)	(754,611)	31,770	6,113
Net cash flows from (used in) financing activities	(753,189)	(892,173)	(1,935,497)	(372,426)

Summary Operating Data

	Year ended December 31
	2018	2019	2020

Operating aircraft at year end	121	130	127
Total aircraft at year end	121	137	127
Revenue passengers carried (in thousands)(11)	33,446	36,445	16,776
Revenue passenger kilometers (RPK) (in millions)(11)	38,423	41,863	20,126
Available seat kilometers (ASKs) (in millions)(11)	48,058	51,065	25,142
Load-factor	80.0%	82.0%	80.0%
Break-even load factor	70.1%	66.3%	80.0%
Aircraft utilization (block hours per day)	11.8	12.3	9.6
Average fare (R$)	318	359	345
Passenger revenue yield per RPK (R$ cents)	27.6	31.2	28.7
PRASK (R$ cents)	22.1	25.6	23.0
RASK (R$ cents)	23.7	27.2	25.3
CASK (R$ cents)	20.8	23.0	29.1
CASK ex-fuel (R$ cents)	12.8	15.1	21.1
Adjusted CASK (R$ cents)(12)	20.8	22.3	25.4
Adjusted CASK ex-fuel (R$ cents)(12)	12.8	14.4	17.4
Departures	250,040	259,377	124,528
Departures per day	685	711	340
Destinations served	69	77	63
Average stage length (kilometers)	1,098	1,114	1,152
Active full-time equivalent employees at year end	15,259	16,113	13,899
Fuel liters consumed (in millions)	1,403	1,475	722
Average fuel expense per liter (R$)	2.91	2.79	2.55

_____________

(1)	Translated for convenience using the U.S. dollar selling rate as reported by the Central Bank of R$5.197 to US$1.00 as of December 31, 2020.
(2)	We adopted IFRS 16 on January 1, 2019 using the modified retrospective method and we did not restate our financial information for the year ended December 31, 2018 for comparative purposes. For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Recent Accounting Pronouncements” and note 18 to our audited consolidated financial statements included elsewhere in this annual report.
(3)	Common shares divided by 35 to calculate weighted average number of shares, to reflect the ratio of 35 common shares for each preferred share. This is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to numbers calculated per preferred share and per common share. We believe that calculations per share provide useful information as they equalize the common share economic rights and number of shares to those of our preferred shares.
(4)	We calculate EBITDA as net income (loss) plus financial results, net, exchange rate variation, net, income taxes and depreciation and amortization. EBITDA is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows, or as a measure of liquidity. EBITDA is not calculated using a standard methodology and may not be comparable to the definition of EBITDA or similarly titled measures used by other companies. Because our calculation of EBITDA eliminates financial results, net, exchange rate variation, net, income taxes and depreciation and amortization, we believe that our EBITDA provides an indication of our general economic performance, without giving effect to interest rate or exchange rate fluctuations, changes in income and social contribution tax rates or depreciation and amortization.
5

(5)	We calculate EBITDA Margin as EBITDA divided by total net revenue for the relevant period.
(6)	We calculate operating margin as income before financial results, exchange rate variation, net and income taxes divided by total net revenue.
(7)	We calculate Adjusted EBITDA as EBITDA plus non-recurring results, net and, in 2019, certain other expenses, principally related to MAX disruption net contingencies and additional costs incurred in restructuring aircraft redeliveries and, in 2020, expenses principally related to MAX disruption net contingencies, restructuring aircraft redeliveries and labor idleness. Adjusted EBITDA does not exclude the effects of the pandemic (aircraft grounding and expenses not strictly related to our current level of operations), which management believes was approximately R$1.3 billion in 2020. Adjusted EBITDA is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows, or as a measure of liquidity. Adjusted EBITDA is not calculated using a standard methodology and may not be comparable to the definition of “adjusted EBITDA” or similarly titled measures used by other companies. Because our Adjusted EBITDA eliminates non-recurring effects on our results of operations, we believe that our Adjusted EBITDA provides an important tool to compare our performance across periods.
(8)	We calculate Adjusted EBITDA Margin as Adjusted EBITDA divided by total net revenue for the relevant period.
(9)	We calculate Adjusted Operating Margin as income before financial results, exchange rate variation, net and income taxes, plus non-recurring results, net and expenses related to fleet and labor idleness divided by total net revenue. Because our Adjusted Operating Margin eliminates non-recurring effects on our results of operations, we believe that our Adjusted Operating Margin provides an important tool to compare our performance across periods.
(10)	We calculate total liquidity as the sum of cash and cash equivalents, restricted cash, short-term investments and trade receivables; total liquidity does not reflect our negative working capital as of December 31, 2020. For information regarding our negative working capital, see note 1.2 to our audited consolidated financial statements included elsewhere in this annual report.
(11)	Source: National Civil Aviation Agency (Agência Nacional de Aviação Civil), or ANAC.
(12)	We calculate adjusted CASK as CASK excluding non-recurring results, net and, in 2020, expenses related to fleet and labor idleness.

Reconciliation and Calculation of Certain Non-GAAP Measures

Reconciliation of Net Income (Loss) for the Year to EBITDA and Adjusted EBITDA

	Year ended December 31,
	2018	2019	2020	2020(1)
	(in thousands of R$ except as otherwise indicated)			(in thousands of US$)
Net income (loss)	(779,724)	179,338	(5,895,251)	(1,134,357)
(+) Income taxes	297,128	209,607	77,958	15,001
(+) Financial results, net	801,361	1,358,702	1,809,223	348,128
(+) Exchange rate variation, net	1,081,197	385,092	3,056,226	588,075
(+) Depreciation and amortization	668,516	1,727,982	1,870,552	359,929
EBITDA(2)	2,068,478	3,860,721	918,708	176,777
(+) Non-recurring	32,441	347,861	167,588	32,247
Adjusted EBITDA(3)	2,100,919	4,208,582	1,086,296	209,024

_____________

(1)	Translated for convenience using the U.S. dollar selling rate as reported by the Central Bank of R$5.197 to US$1.00 as of December 31, 2020.
(2)	We calculate EBITDA as net income (loss) plus financial results, net, exchange rate variation, net, income taxes and depreciation and amortization. EBITDA is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows, or as a measure of liquidity. EBITDA is not calculated using a standard methodology and may not be comparable to the definition of EBITDA or similarly titled measures used by other companies. Because our calculation of EBITDA eliminates financial results, net, exchange rate variation, net, income taxes and depreciation and amortization, we believe that our EBITDA provides an indication of our general economic performance, without giving effect to interest rate or exchange rate fluctuations, changes in income and social contribution tax rates or depreciation and amortization.
(3)	We calculate Adjusted EBITDA as EBITDA plus non-recurring results, net and, in 2019, certain other expenses, principally related to MAX disruption net contingencies and additional costs incurred in restructuring aircraft redeliveries and, in 2020, expenses principally related to MAX disruption net contingencies, restructuring aircraft redeliveries and labor idleness. Adjusted EBITDA does not exclude the effects of the pandemic (aircraft grounding and expenses not strictly related to our current level of operations), which management believes was approximately R$1.3 billion in 2020. Adjusted EBITDA is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows, or as a measure of liquidity. Adjusted EBITDA is not calculated using a standard methodology and may not be comparable to the definition of “adjusted EBITDA” or similarly titled measures used by other companies. Because our Adjusted EBITDA eliminates non-recurring effects on our results of operations, we believe that our Adjusted EBITDA provides an important tool to compare our performance across periods.
6

Calculation of Adjusted Operating Margin

	Year ended December 31,
	2018	2019	2020
	(in thousands of R$ except as otherwise indicated)
Income before financial results, exchange rate variation, net and income taxes	1,399,962	2,132,739	(951,844)
Personnel costs – idleness	-	-	161,201
Flight equipment depreciation – idleness	-	-	765,456
Non-recurring expenses	32,441	347,861	6,387
Adjusted income before financial results, exchange rate variation, net and income taxes	1,432,403	2,480,600	(18,800)
Net revenue	11,411,354	13,864,704	6,371,817
Adjusted Operating Margin(1)	12.6%	17.9%	(0.3)%

_____________

(1)	We calculate Adjusted Operating Margin as income before financial results, exchange rate variation, net and income taxes, plus non-recurring results, net and expenses related to fleet and labor idleness divided by total net revenue. Because our Adjusted Operating Margin eliminates non-recurring effects on our results of operations, we believe that our Adjusted Operating Margin provides an important tool to compare our performance across periods.

Reconciliation of Operating Cash Flow to EBITDA and Adjusted EBITDA

	Year ended December 31,
	2018	2019	2020	2020(1)
	(in thousands of R$, except as otherwise indicated)			(in thousands of US$, except as otherwise indicated)

Net cash provided by operating activities	2,081,869	2,461,076	753,936	145,071
Income taxes	52,139	178,621	95,537	18,383
Trade receivables, net	(95,844)	384,147	(498,901)	(95,998)
Inventories	6,673	21,240	(2,873)	(553)
Suppliers	(16,382)	232,021	(392,236)	(75,474)
Suppliers - forfaiting	(267,502)	(188,771)	143,010	27,518
Deposits	402,495	399,345	52,016	10,009
Payments for lawsuits and aircraft return	236,882	317,591	301,297	57,975
Advances from customers	(148,249)	153,543	(11,473)	(2,208)
Derivatives	20,998	124,548	20,027	3,854
Others	(204,601)	(222,640)	458,368	88,199
EBITDA(2)	2,068,478	3,860,721	918,708	176,777
Non-recurring effects	32,441	347,681	167,588	32,247
Adjusted EBITDA(3)	2,100,919	4,208,582	1,086,296	209,024

_____________

(1)	Translated for convenience using the U.S. dollar selling rate as reported by the Central Bank of R$5.197 to US$1.00 as of December 31, 2020.
(2)	We calculate EBITDA as net income (loss) plus financial results, net, exchange rate variation, net, income taxes and depreciation and amortization. EBITDA is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows, or as a measure of liquidity. EBITDA is not calculated using a standard methodology and may not be comparable to the definition of EBITDA or similarly titled measures used by other companies. Because our calculation of EBITDA eliminates financial results, net, exchange rate variation, net, income taxes and depreciation and amortization, we believe that our EBITDA provides an indication of our general economic performance, without giving effect to interest rate or exchange rate fluctuations, changes in income and social contribution tax rates or depreciation and amortization.
(3)	We calculate Adjusted EBITDA as EBITDA plus non-recurring results, net and, in 2019, certain other expenses, principally related to MAX disruption net contingencies and additional costs incurred in restructuring aircraft redeliveries and, in 2020, expenses principally related to MAX disruption net contingencies, restructuring aircraft redeliveries and labor idleness. Adjusted EBITDA does not exclude the effects of the pandemic (aircraft grounding and expenses not strictly related to our current level of operations), which management believes was approximately R$1.3 billion in 2020. Adjusted EBITDA is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows, or as a measure of liquidity. Adjusted EBITDA is not calculated using a standard methodology and may not be comparable to the definition of “adjusted EBITDA” or similarly titled measures used by other companies. Because our Adjusted EBITDA eliminates non-recurring effects on our results of operations, we believe that our Adjusted EBITDA provides an important tool to compare our performance across periods.

Calculation of Adjusted Net Indebtedness to EBITDA Ratio and Adjusted Net Indebtedness to Adjusted EBITDA Ratio
	As of and for the year ended December 31, 2019	As of and for the year ended December 31, 2020
	(in thousands of R$)	(in thousands of R$)
Loans and financing current	(2,543,039)	(2,353,279)
Loans and financing non-current	(5,866,802)	(7,623,687)
Lease liabilities current	(1,404,712)	(1,317,008)
Lease liabilities non-current	(4,648,068)	(6,267,184)
Total indebtedness	(14,462,621)	(17,561,158)
(-) Perpetual notes	546,750	805,690
Adjusted indebtedness	(13,915,871)	(16,755,468)
Cash and cash equivalents	1,645,425	662,830
Short-term investments current	953,762	628,343
Short-term investments non-current	-	992
Restricted cash current	304,920	355,769
Restricted cash non-current	139,386	188,838
Adjusted Net Indebtedness(1)	(10,872,378)	(14,918,696)
EBITDA(2)	3,860,721	918,708
Adjusted Net Indebtedness to EBITDA ratio(3)	2.8x	16.2x
Adjusted EBITDA(4)	4,208,582	1,086,296
Adjusted Net Indebtedness to Adjusted EBITDA ratio(5)	2.6x	13.7x

_____________

(1)	Adjusted Net Indebtedness is not a measure of financial condition recognized under IFRS and it does not represent indebtedness as of the dates indicated. Adjusted Net Indebtedness should not be considered an alternative to information provided in our balance sheet as a measure of our financial condition, liquidity or ability to service our indebtedness. Adjusted Net Indebtedness is not calculated using a standard methodology and may not be comparable to the definition of “adjusted net indebtedness” or similarly titled measures used by other companies. We believe that Adjusted Net Indebtedness provides useful information regarding our financial condition and is an important tool to support our management in making investment and financing decisions.
(2)	We calculate EBITDA as net income (loss) plus financial results, net, exchange rate variation, net, income taxes and depreciation and amortization. EBITDA is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows, or as a measure of liquidity. EBITDA is not calculated using a standard methodology and may not be comparable to the definition of EBITDA or similarly titled measures used by other companies. Because our calculation of EBITDA eliminates financial results, net, exchange rate variation, net, income taxes and depreciation and amortization, we believe that our EBITDA provides an indication of our general economic performance, without giving effect to interest rate or exchange rate fluctuations, changes in income and social contribution tax rates or depreciation and amortization.
(3)	Adjusted Net Indebtedness to EBITDA Ratio is not a measure of financial performance or condition recognized under IFRS. Adjusted Net Indebtedness to EBITDA Ratio should not be considered an alternative to information provided in our balance sheet as a measure of our financial condition, liquidity or ability to service our indebtedness. Adjusted Net Indebtedness to EBITDA Ratio is not calculated using a standard methodology and may not be comparable to the definition of “adjusted net indebtedness to EBITDA ratio” or similarly titled measures used by other companies. We believe that Adjusted Net Indebtedness to EBITDA Ratio provides useful information regarding our financial condition and our ability to meet our obligations.
(4)	We calculate Adjusted EBITDA as EBITDA plus non-recurring results, net and, in 2019, certain other expenses, principally related to MAX disruption net contingencies and additional costs incurred in restructuring aircraft redeliveries and, in 2020, expenses principally related to MAX disruption net contingencies, restructuring aircraft redeliveries and labor idleness. Adjusted EBITDA does not exclude the effects of the pandemic (aircraft grounding and expenses not strictly related to our current level of operations), which management believes was approximately R$1.3 billion in 2020. Adjusted EBITDA is not a measure of financial performance recognized under IFRS, nor should it be considered an alternative to net income (loss) as a measure of operating performance, or as an alternative to operating cash flows, or as a measure of liquidity. Adjusted EBITDA is not calculated using a standard methodology and may not be comparable to the definition of “adjusted EBITDA” or similarly titled measures used by other companies. Because our Adjusted EBITDA eliminates non-recurring effects on our results of operations, we believe that our Adjusted EBITDA provides an important tool to compare our performance across periods.
(5)	Adjusted Net Indebtedness to Adjusted EBITDA Ratio is not a measure of financial performance or condition recognized under IFRS. Adjusted Net Indebtedness to Adjusted EBITDA Ratio should not be considered an alternative to information provided in our balance sheet as a measure of our financial condition, liquidity or ability to service our indebtedness. Adjusted Net Indebtedness to Adjusted EBITDA Ratio is not calculated using a standard methodology and may not be comparable to the definition of “adjusted net indebtedness to adjusted EBITDA ratio” or similarly titled measures used by other companies. We believe that Adjusted Net Indebtedness to Adjusted EBITDA Ratio provides useful information regarding our financial condition and our ability to meet our obligations.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, Brazil’s gross domestic product, or GDP, grew by 1.1% in 2018 and 1.4% in 2019 and sharply decreased by 4.1% in 2020 due to global effects of developments relating to the COVID-19 pandemic. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the use of our products and services and we have been, and will continue to be, affected by changes in the Brazilian GDP.

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

Historically, Brazil has experienced high inflation rates, which, together with actions taken by the Central Bank to curb inflation, have had significant adverse effects on the Brazilian economy. After the implementation of the Plano Real in 1994, the annual rate of inflation in Brazil decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA. According to the IBGE, inflation measured by the IPCA was 3.8%, 4.3% and 4.5% in 2018, 2019 and 2020, respectively.

The base interest rate for the Brazilian banking system is the Central Bank’s Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia) rate, or SELIC rate. The SELIC rate has been repeatedly lowered from the October 2016 rate of 14.25%. As of December 31, 2018, 2019 and 2020, the SELIC rate was 6.5%, 4.5% and 2.0%, respectively.

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

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2018, the real depreciated against the U.S. dollar and, as of December 31, 2018, the U.S. dollar selling rate was R$3.875 per US$1.00. In 2019 and 2020, the real depreciated further against the U.S. dollar and the U.S. dollar selling rate was R$4.031 per US$1.00 as of December 31, 2019 and R$5.197 per US$1.00 as of December 31, 2020, as reported by the Central Bank. There can be no assurance that the real will not depreciate further against the U.S. dollar.

In 2020, 88.5% of our passenger revenue and other revenue were denominated in reais and a significant part of our operating costs and expenses, such as fuel, aircraft and engine maintenance services and aircraft insurance, are denominated in, or linked to, U.S. dollars. In 2020, 36.5% of our total operating costs and expenses were either denominated in or linked to U.S. dollars. The market and resale value of the majority of our operating assets, our aircraft, is denominated in U.S. dollars. As of December 31, 2020, R$16,669.7 million, or 94.9%, of our indebtedness was denominated in U.S. dollars and we had a total of R$8,315.8 million in non-cancelable U.S. dollar denominated future lease payments.

We are also required to maintain U.S. dollar denominated deposits and maintenance reserve deposits under the terms of some of our aircraft operating leases. We may incur substantial additional amounts of U.S. dollar-denominated leases or financial obligations and U.S. dollar denominated indebtedness and be subject to fuel cost increases linked to the U.S. dollar. While in the past we have generally adjusted our fares in response to, and to alleviate the effect of, depreciation of the real against the U.S. dollar and increases in the price of jet fuel (which is priced in U.S. dollars) and have entered into hedging arrangements to protect us against the short-term effects of such developments, there can be no assurance that we will be able to continue to do so.

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

Risks Relating to Us and the Brazilian Airline Industry

The outbreak and spread of COVID-19 have materially and adversely affected, and will further materially and adversely affect, the airline industry and us.

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

We have, beginning in the second half of March 2020, been redesigning our flight network and reduced our total flight capacity by approximately 50-60% in the Brazilian domestic market and by 100% in international markets. We operated an average of 210 daily flights in the third quarter of 2020, with daily peaks of up to 360 flights, and an average of 403 daily flights in the fourth quarter of 2020, with daily peaks of up to 610 flights. In January 2021, our capacity averaged 489 daily flights, and we operated approximately 628 daily flights on peak days, serving customers who flew during the summer vacation in Brazil. In February 2021, we adjusted our capacity to 355 daily flights, representing a 38% reduction compared to January 2021 and a 48% reduction compared to February 2020, and operated approximately 469 daily flights on peak days. We recorded an 18% and 28% reduction in the level of sales in January and February 2021, respectively, compared to the respective prior month, due to a “second wave” of COVID-19, resulting in an increase in cases and hospitalizations in Brazil, combined with customers awaiting vaccination and the beginning of the low travel season in Brazil. In March 2021, we are operating approximately 250 daily flights, which represents approximately 40% of our daily flights in March 2020.

We have adapted our fleet to operate 59 aircraft in order to control capacity and costs during this period of lower demand.

We have implemented a number of initiatives to reduce expenses and protect our liquidity, including deferral of non-essential capital expenditures and agreements with our employees providing for certain employment suspensions and, in the case of our executives, compensation at approximately 40% of pre-pandemic levels. In addition, we deferred certain of our payment obligations to lessors and creditors. Travel restrictions and decreased demand for air travel are likely to persist or deteriorate for an uncertain period of time, in which case we will need to take additional measures to preserve our liquidity. We cannot predict how the COVID-19 global pandemic will evolve and further affect us, but we expect demand at significantly reduced levels at least through the first half of 2021, which will adversely affect our results of operations and financial position.

We may not be able to maintain adequate liquidity and our cash flows from operations and financings may not be sufficient to meet our current obligations.

Our liquidity, cash flows from operations and financings have been and may be adversely affected by exchange rates, fuel prices and the impact of adverse economic conditions in Brazil on the demand for air travel. In 2020, Brazil’s GDP contracted 4.1%. As of December 31, 2019, our total indebtedness was R$14,462.6 million, as compared to R$17,561.2 million as of December 31, 2020. In 2019 and 2020, our EBITDA was R$3,860.7 million and R$918.7 million, respectively, and, as of December 31, 2019 and 2020, the average maturity of our loans and financing, excluding our perpetual notes, was 2.8 and 3.3 years, respectively. We have no bullet maturity of our indebtedness until 2024, but, as of December 31, 2020, we had negative working capital of R$7,152.9 million as a result of developments relating to the COVID-19 pandemic and government measures to address it. Despite improving passenger demand during the second half of 2020, demand has deteriorated sharply again since mid-January 2021, and we cannot assure you that the economic downturn that began in 2020 will not worsen or last longer than expected. In addition, We cannot predict how the COVID-19 global pandemic will evolve and further affect us, but we expect demand at significantly reduced levels at least through the first half of 2021, which will adversely affect our results of operations and financial position.

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

Our financial statements as of and for the years ended December 31, 2019 and 2020 contain a going concern emphasis, due to the significant drop in demand for air travel as a result of the effects of developments relating to the COVID-19 pandemic, the actions taken by the Brazilian government to address it, which are largely out of our control, and our resulting negative working capital.

The consolidated financial statements included in this annual report have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. However, because of the significant drop in worldwide demand for air travel caused by the COVID-19 pandemic that has affected the entire airline industry, and the significant travel restrictions that have been placed by numerous countries, including Brazil, we currently operate with a significantly negative working capital and there is significant uncertainty about our ability to continue as a going concern. Our independent registered public accounting firms in each of 2019 and 2020, in their reports on our consolidated financial statements as of and for the years ended December 31, 2019 and 2020, expressed substantial doubt regarding our ability to continue as a going concern.

Although we have, in response to the significantly reduced demand for air travel caused by the COVID-19 pandemic, taken numerous measures to protect our operations and liquidity, including adjusting and reducing our flight network, significantly reducing fixed and variable costs, deferring certain lease obligations and rolling over and extending certain debt. Our credit rating was downgraded in 2020. We cannot guarantee that our cash preservation and cost reduction initiatives will be sufficient to preserve our liquidity.

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

Following two accidents involving Boeing 737 MAX, regulators grounded the aircraft in March 2019. The FAA and ANAC lifted the grounding and we reinitiated operations of the 737 MAX in November 2020. Further, Boeing suspended MAX deliveries following the groundings and temporarily ceased to manufacture new MAX aircraft. Because Boeing no longer manufactures versions of the 737 other than the 737 MAX family of aircraft and our operations have been designed around the single fleet model, if there is an additional grounding of the MAX aircraft that we have already received or if there are additional delays in delivery of our ordered aircraft, we may face increased maintenance costs on our aircraft, experience operational disruptions and decreases in customer ratings, be unable to realize our expected fuel cost efficiencies, incur increased aircraft lease costs and risk facing a shortage of available aircraft, which may limit our growth plans and the execution of our long-term strategy.

Any new grounding would generate adverse effects upon us, and we cannot assure you that we will receive adequate compensation from Boeing for the negative impacts we have suffered from the past grounding decision or may suffer any future grounding of the MAX. In addition, any accidents or incidents involving our or any other Boeing 737 Next Generation or Boeing 737-8 MAX aircraft or the aircraft of any major airline have and may again cause negative public perceptions about us, and, consequently, adversely affect us.

The airline industry is particularly sensitive to changes in macroeconomic conditions and adverse macroeconomic conditions would likely adversely affect us.

Our operations, the airline industry in general and the industry in Brazil are particularly sensitive to changes in macroeconomic conditions. Unfavorable macroeconomic conditions in Brazil, a constrained credit market and increased business operating costs reduce spending on both leisure and business travel, as well as cargo transportation. Slowdowns in the Brazilian economy, such as the one we have faced as a result of the COVID-19 global pandemic, adversely affect industries with significant spending in travel, including government, oil and gas, mining and construction, which affect the quality of demand, reducing the number of higher yield tickets we can sell. Unfavorable macroeconomic conditions, which, as of the date of this annual report, persist, also affect our ability to raise fares to counteract increased fuel, labor and other costs. We cannot predict how the COVID-19 global pandemic will evolve and further affect us, but we expect a challenging macroeconomic scenario and demand at significantly reduced levels at least through the first half of 2021, which will adversely affect our results of operations and financial position.

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

International and local fuel prices are subject to high volatility depending on multiple factors, including geopolitical issues and supply and demand. The price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, affects our fuel costs and constitutes a significant portion of our total operating costs and expenses. The average price per barrel of West Texas Intermediate crude oil was US$64.90, US$57.04 and US$39.13 in 2018, 2019 and 2020, respectively. The average price for 2020 reflects the low prices in the first half of 2020. By year-end 2020, the price per barrel of West Texas Intermediate crude oil was US$48.40. Fuel costs represented 39%, 34% and 28% of our total operating costs and expenses in 2018, 2019 and 2020, respectively.

Although we enter into hedging arrangements to reduce our exposure to fuel price fluctuations and have historically passed on the majority of fuel price increases by adjusting our fare structure, the price and availability of fuel cannot be predicted with any degree of certainty. As of the date of this annual report, we have approximately US$22.6 million invested in a portfolio of 10 million barrels of oil for the monthly periods through December 2022. This amount is based on our 2020 fuel costs of approximately R$2,025.7 million, and recent historical fuel price volatility of around 15-20% in 2019 and 35-40% in 2020, with peaks significantly in excess of this range during the course of the year. The portfolio is measured at fair value and traded with top-tier counterparties. We have a hedge ratio of 64.1% for 2021 and 23.4% for 2022. Our hedging activities and fare adjustments may not be sufficient to protect us fully from fuel price increases.

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

Brazilian aviation authorities monitor and influence the developments in Brazil’s airline market. For example, airport services are regulated by ANAC and, in many cases, still managed by the Brazilian Airport Infrastructure Company (Empresa Brasileira de Infraestrutura Aeroportuária), or INFRAERO, a government-owned corporation. ANAC addressed overcapacity in the system in 2014 by establishing strict criteria that must be met before new routes or additional flight frequencies are awarded. ANAC policies as well as those of other aviation supervisory authorities have and may again adversely affect us. In July 2014, ANAC published new rules governing the allocation of slots in coordinated/slotted airports, including Congonhas and Guarulhos, which are the two main airports for the city of São Paulo. In 2016, additional airports, but non-coordinated nowadays, became subject to these rules, such as Brasília (Distrito Federal), Galeão (Rio de Janeiro), Florianópolis (Santa Catarina) and others. ANAC considers operating history and efficiency (on-time performance and regularity) as the main criteria for the allocation of slots. Under these rules, on-time performance and regularity are assessed twice per year, following the International Air Transport Association, or IATA, summer and winter calendars, between April and September and between October and March. The minimum regularity performance target for each series of slots in a season is 90% at Congonhas airport (São Paulo) and 80% for Guarulhos (São Paulo), Santos Dumont (Rio de Janeiro) and Recife. The on-time performance, since 2018, is measured through the method of statistical tendency that compares the performance of all airlines for each airport. Airlines forfeit slots used below the minimum criteria in a season. Forfeited slots are redistributed first to new entrants, which includes airlines that operate fewer than five slots in the affected airport in the given weekday, and are subsequently returned to the slots database and redistributed according to regulations. We cannot foresee these and other changes to the Brazilian civil aviation regulatory framework, which could increase our costs, change the competitive dynamics of our industry and adversely affect us including as discussed in “—We operate in a highly competitive industry.”

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

Slots at Congonhas airport in São Paulo, the most important airport for our operations and the busiest one in Brazil, are fully utilized on weekdays. The Santos Dumont airport in Rio de Janeiro, a highly utilized airport with half-hourly shuttle flights between São Paulo and Rio de Janeiro, also has certain slot restrictions. Several other Brazilian airports, including the Brasília, Campinas, Salvador, Confins and São Paulo (Guarulhos) international airports, have limited the number of slots per day due to infrastructural limitations at these airports. Any condition that would prevent or delay our access to airports or routes that are vital to our strategy or our inability to maintain our existing slots, and obtain additional slots, may adversely affect us. In addition, we cannot assure that any investments will be made by the Brazilian government in the Brazilian aviation infrastructure (by expanding additional or developing new airports) to permit our growth.

We have significant recurring aircraft expenses, and we will incur significantly more fixed costs that could hinder our ability to meet our strategic goals.

We have significant costs, relating primarily to leases for our aircraft and engines. We expect to incur significant costs relating to engine repairs, which may lead us to seek to purchase additional MAX aircraft. Following negotiations with Boeing in March 2020, as of December 31, 2020, we have commitments of R$23,269.2 million (US$4,447.7 million) for deliveries through 2028. We expect that we will incur additional fixed obligations and indebtedness as we take delivery of the new aircraft and other equipment to implement our strategy.

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

As a result of the competitive environment, there may be further changes in the Brazilian and global airline industry, whether by means of acquisitions, joint ventures, partnerships or strategic alliances. We cannot predict the effects of further consolidation on the industry. For example, most recently, Oceanair Linhas Aéreas S.A., which operated under the name Avianca Brasil, filed for judicial recuperation in December 2018 and terminated operations in 2019, which resulted in further industry consolidation. In May 2020, LATAM Airlines Group and Avianca Holdings S.A., the two largest Latin American airlines, filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. Consolidation in the airline industry and changes in international alliances will continue to affect the competitive landscape in the industry and may result in the formation of airlines and alliances with greater financial resources, more extensive global networks and lower cost structures than we can obtain.

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

One of the key elements of our business strategy and an important element of the low-cost carrier business model is to maintain a high daily aircraft utilization rate, which we measured as 12.3 block hours per day in 2019 and 9.6 block hours per day in 2020. High daily aircraft utilization, which we have not been able to maintain during the COVID-19 global pandemic, generally allows us to generate more revenue from our aircraft and dilute our fixed costs, and is achieved in part by operating with quick turnaround times at airports so we can fly more hours on average in a day. Our rate of aircraft utilization could be adversely affected by a number of different factors that are beyond our control, including, among others, air traffic and airport congestion, adverse weather conditions and delays by third-party service providers relating to matters such as fueling and ground handling.

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

In 2020, the outbreak of the COVID-19 pandemic, combined with government measures to address it led to severe travel restrictions and significantly reduced demand for air travel around the world, significantly reducing our revenue in the period since April 2020. We cannot predict how this global pandemic will evolve and further affect us, but we expect demand at significantly reduced levels at least through the first half of 2021, which will adversely affect our results of operations and financial position.

Our controlling shareholders have the ability to direct our business and affairs and their interests could conflict with yours.

Our controlling shareholders have the power to, among other things, elect a majority of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and dispositions and the timing and payment of any dividends. The chairman of our board of directors, Constantino de Oliveira Junior, has since our inception been the fundamental figure of our company, and has directed our company initially as its chief executive officer, and, since 2012, as the chairman of our board of directors. As of December 31, 2020, the Constantino family, which indirectly controls us, held 64.8% of the economic interest in us. A difference in economic exposure may intensify conflicts of interests between our controlling shareholders and you. See “Item 9. The Offer and Listing—C. Markets—Corporate Governance Practices.”

Risks Relating to the ADSs and Our Preferred Shares

The relative volatility and illiquidity of the Brazilian securities markets, and securities issued by airlines in particular, may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented 49.3% of the aggregate market capitalization of the B3, as of December 31, 2020.

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

Overview

GOL is Brazil’s largest domestic airline by market share, one of the largest low-cost carriers globally and the leading low-cost carrier in South America. We pioneered the low-cost carrier model in South America and believe we offer the best product and customer experience to business and leisure passengers. As a result of our experienced management, we believe we have built a resilient airline capable of maintaining sustainable competitive advantages throughout the business cycle.

Our strategy and business model allow us to adapt our supply to fluctuations in demand. Since our inception in 2001, we have had a strategic focus on sustainability and have been preparing ourselves to successfully operate in highly competitive business environments. Since the beginning of the COVID-19 pandemic, we have been working proactively with our stakeholders to further strengthen our position as the #1 airline in Brazil.

Foundation

GOL was founded in 2000 and initiated operations in 2001, when entrepreneur Constantino de Oliveira Junior pioneered the low-cost carrier concept in Brazil. Constantino de Oliveira Junior has been key to GOL’s success, first as chief executive officer and, since 2012, as chairman of our board of directors. He continues to be the leading figure at GOL, both in helping set strategic direction and in his close supervision of and daily interaction with senior management. As of December 31, 2020, the Constantino family, which indirectly controls us, held 64.8% of the economic interest in us. Our corporate governance practices include a board of nine directors, with a majority of independent directors, a highly experienced executive management team and an independent audit committee.

The GOL Effect

From our launch in 2001 until today, we have been a major driver behind passenger growth in Brazil. Between 2001 and 2019, Brazil’s domestic passenger market grew 3.2x, from 30.8 million passengers in 2001 to 95.3 million in 2019. Brazil’s international passenger market increased 4.1x, from 3.8 million passengers in 2001 to 9.1 million passengers in 2019, excluding international carriers.

Much of this growth can be directly attributed to GOL and our low-cost carrier model. Our passenger market share in the domestic air transportation market, as measured by RPK, increased from 5% in 2001 to 38% in 2019. We have transported more than 480 million passengers since we began our operations.

The Importance of Air Transportation in Brazil

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

Competitive Strengths

We believe we are one of the most sustainable Latin American carriers, based on our unique business model and competitive strengths:

•	Lowest Cost and Strongest Operating Margins:
o	Since inception, we have had the lowest operating costs of any Brazilian airline, with a CASK ex-fuel of R$15.05 cents in 2019 and R$21.07 cents in 2020, and we have one of the lowest cost models among airlines globally.
o	We have had for many years one of the highest EBITDA margins among our Latin American peers.
o	Our fleet of Boeing 737 aircraft provides operational advantages that make it optimally suited for our low-cost carrier model.
o	During the COVID-19 pandemic, we were one of the first airlines to enter into an agreement with our employees that offered job security for 18 months, providing flexibility and stability for our team (926 captains, 964 co-pilots and 3,262 flight attendants). We reduced airmen working hours by up to 50%. We also implemented salary cuts of 50% for middle and top managers, and 60% for vice-presidents, our chief financial officer and our chief executive officer, as well as an unpaid leave program for an average of 90 days, which 8,391 employees joined. As a result of these measures, we have reduced labor costs by approximately 44%, including compensation reductions and deferrals, which has permitted us to avoid lay-offs. During this period, we were able to manage yields more effectively than our competitors, becoming the airline with the highest yields in the domestic market in 2020.
o	Currently 100% of our fleet is under operating leases, providing us with operational flexibility. In 2020, we agreed to the early return of 11 aircraft. We also concluded negotiations with aircraft lessor partners to create significant additional operational and financial flexibility, converting a portion of the monthly payments from fixed to variable power-by-the-hour and adjusting the contracts to the expected recovery of demand through 2021. We expect that total estimated cash flow savings in 2021 resulting from these contractual adjustments will exceed R$1.2 billion.
•	Highest Load Factors and Passenger Capacity: Our load factor has been best-in-class in Brazil for many years. Even during the peak of the pandemic, in April and May 2020, with a largely reduced fleet and flight network, we reported load factors above 75%. In 2020, although our total demand decreased 51.9%, as compared to 2019, we were the only airline in Brazil that kept our average load factor at 80.0%, due to our fleet size flexibility. Our single fleet model and proactive fleet management increased our fleet flexibility, which allowed us to follow varying demand levels for flights without meaningfully impacting our load factors.
•	Dominant Market Position in Key Airports: We are the largest player in four of the ten busiest airports in Brazil, with an average market share in excess of 47.0%, and we are the leading airline in 40.0% of the 30 largest airports in Brazil, which together represented 93.0% of domestic air traffic by passengers in Brazil.
•	Highest Ranking in Customer Service: We have made a significant investment in our product offering, including features such as loyalty program integration, onboard service, onboard entertainment and comfortable seats, among others. We believe we offer more complete products and services than any other leading global low-cost carrier, allowing us to capture the largest portion of premium business and economy leisure customers. Both groups of customers value the experience we offer, allowing us to extract higher yields and a leading share of customer wallet. We are a leader in technology development and digital solutions, enabling us to offer the best passenger experience, with a Net Promoter Score of 38 in 2020.
•	Meaningful ESG Track Record and Initiatives: Since 2010, we have prepared annual sustainability reports based on Global Reporting Initiative guidelines, an international standard for reporting environmental, social and economic performance. By adopting these parameters and providing related data to the public, we are reinforcing our accountability with various stakeholders through added transparency and credibility. Among our initiatives are our voluntary adherence, since 2016, to the carbon pricing leadership coalition, which is a global initiative to price carbon emissions, as well as multiple campaigns and associations dedicated to promoting best ESG practices both in the airline industry and generally. We also maintain social initiatives relating to our workforce, customer satisfaction and safety, as well as governance initiatives through leadership, committees, policies and shareholder meetings.
18

•	Best Route Network, Loyalty Program and Global Partnerships: We have a highly integrated network, operating the most flights at Brazil’s busiest airports. Before the COVID-19 pandemic commenced in Brazil, we were, in 2019, the largest Brazilian airline with over 36 million annual passengers transported and a domestic market share of 38%, as measured by RPK, and we have since then been able to further improve our competitive market position. We operate the leading Brazilian airline loyalty program, with 18.2 million members as of December 31, 2020. We have entered into 14 codeshare agreements, 16 frequent flyer agreements and 76 interline agreements, allowing our customers to connect seamlessly to 177 airports around the world. Since 2020, we have established a new partnership and codeshare agreement with American Airlines, the leading provider of air service between the United States and Brazil. In addition, since 2020, we established codeshare agreements with Avianca Holdings, Alitalia and Ethiopian Airlines to strengthen our international presence.
•	Domestic Market Focus: Our network of flights has always been focused on national and regional routes within South America and Brazil, which are returning to normal levels of traffic faster than inter-continental routes prioritized by some of our competitors. We have benefitted from the competitive dynamic that has led to certain competitors pursuing credit restructuring and Chapter 11 bankruptcy procedures, which have further decreased the supply of flights in the market.
•	Leading Cargo Business: We are Brazil’s second largest cargo airline with a 26.9% market share as measured by ATKs, and our cargo revenues increased from 2.8% of our gross revenue in 2019 to 4.8% in 2020. Through GOLLOG, we generate cargo revenue through the use of cargo space on regularly scheduled passenger aircraft. Our cargo business has grown at higher rates than our passenger travel business, in large part because we count with an excellent and diversified base of clients in the B2B segment and e-commerce markets, and are well-positioned to support this market’s expected growth as we forge and strengthen our client relationships. We are committed to delivering quality air freight solutions and believe our cargo business will be an increasingly important contributor to our financial performance.
•	Leading MRO Service Provider: In 2019, we launched GOL Aerotech, our business unit dedicated to providing MRO services, including to third parties. We have more than 14 years of experience providing maintenance, preventive maintenance and modifications on our own aircraft. Expanding this service to third parties through our MRO business equips us with important competitive advantages, including additional revenues and cash flow and leverage on our operating costs, and is an important contributor to our EBITDA. We operate the largest MRO facility in Brazil, with over 1.0 million square feet of hangar and ramp areas, six shops, more than 60,000 square feet of parts storage area and over 700 employees. Our MRO facility has been temporarily closed as a part of our cost reduction measures.
•	GOLLabs: In 2018, we created GOLLabs, our innovation business dedicated to researching and developing new technologies and services to generate new revenues and reduce costs, including by optimizing our pricing and route strategies and enhancing our customer experience through initiatives such as face recognition technology to facilitate check-in and boarding procedures, media streaming partnerships to provide enhanced entertainment options and a customer service platform through mobile chat applications, among others. GOLLabs is responsible for the entire lifecycle of the development of an innovative concept, including market testing and analytics and implementation and training, and plays a key role in creating value in our other business lines.
•	Flexible, Single Fleet Type :
o	Our single fleet strategy provides significant operational flexibility. In 2019, we had best in class aircraft utilization, with 12.3 block hours per day, one of the highest in the world. Our aircraft financings are structured for maximum operational flexibility, and currently we lease 100% of our aircraft from global operating lessors. In 2020, during the COVID-19 pandemic, we were able to maintain our high block hours at 9.6, due to the reduction in our operating fleet. We retain full optionality to extend leases or return aircraft at maturity, providing significant flexibility in managing our fleet size.
o

In early 2020, we had 18 aircraft under short-term operating leases, allowing us to reduce our fleet size by 14% in the short term via redeliveries. At the end of 2020, our total fleet comprised 127 Boeing 737 aircraft, of which 120 were Next Generation aircraft and seven were MAX aircraft. To match supply with expected demand, we are working toward gradually transitioning our fleet to the MAX. In 2020, we had a net reduction of our Next Generation fleet of 10 leased aircraft. We plan to further reduce our Next Generation fleet by 22 aircraft in 2021 and 2022, in tandem with the transition to MAX aircraft. By end of 2021, we expect to have 127 aircraft and 15% of our fleet transitioned to the MAX. We had an average operating fleet of 63 and 91 aircraft in the third and fourth quarters of 2020, representing, respectively, 56% and 81% of our average operating fleet in 2019, as a result of aircraft groundings in response to decreased demand deriving from developments relating to the COVID-19 pandemic. We have reduced our 2020-2022 Boeing 737 MAX deliveries by 34 aircraft and have flexibility to make further reductions, allowing us to defer delivery of the aircraft until passenger demand requires the additional capacity.

o

Since 2001, we have forged a deep relationship with Boeing, allowing us to obtain favorable terms for the pricing and delivery of aircraft. Attractive pricing, together with our financing strategy, allow us to create significant value in our aircraft acquisitions. In March 2020, we announced an agreement in which Boeing compensated us for the grounding of the 737 MAX aircraft. The agreement bolstered our liquidity by nearly R$607.5 million in 2020. Additionally, the agreement allowed us to adjust our order book, reducing firm commitments from 129 to 95 aircraft with the flexibility of further reductions.

o	In November 2020, each of the Federal Aviation Administration, or FAA, and ANAC lifted its 2019 decision to ground Boeing 737 MAX aircraft in the United States and Brazil, respectively, and we were the first airline globally to reinitiate operations of the MAX. We remain strongly committed to the MAX aircraft and expect our MAX operations will generate significant operating cost savings.

Throughout 2020, we maintained liquidity without impairing our balance sheet. We entered into discussions with key suppliers to reduce our costs and adjust them to the new network and fleet profiles. We were able to defer jet fuel payment installments to after September 30, 2020. All non-essential investments in operations and maintenance have been eliminated, as have any pre-delivery payment obligations. We were able to make significant adjustments to our working capital by extending our payment terms and managing other current assets and liabilities. We have also been able to raise new financing to continue to pay down short term maturities at par, while terming out the average maturity of our debt profile. In March 2020, we extended the amortization schedule of our debentures to March 2022. In August 2020, we fully paid down our US$300.0 million term loan, with the support of a loan in the principal amount of US$250.0 million, while also extending out the average maturity of our debt and keeping liquidity close to unchanged. In December 2020, we issued US$200.0 million in aggregate principal amount of 8.00% senior secured notes due 2026. Also in December 2020, we prepaid R$800.0 million in short term debt. For further details on these financings, see note 17 to our audited consolidated financial statements included elsewhere in this annual report.

We have been managing our business and liquidity since the beginning of the pandemic, by matching cash inflows with outflows in an efficient manner. As of December 31, 2020, we had approximately R$2.6 billion in total liquidity, which includes R$1.1 billion in liquidity held in our loyalty program subsidiary Smiles Fidelidade S.A., or Smiles, and, as of that date, including financeable amounts of deposits and unencumbered assets, our potential liquidity sources reached over R$4.0 billion, which compares to R$2.1 billion in total liquidity and R$3.6 billion in potential liquidity sources as of February 28, 2021. We will continue to seek to manage our negative working capital of R$7.2 billion, as of December 31, 2020, by reducing costs, rolling over and deferring short-term obligations with our suppliers and counterparties, most of which have been supportive of GOL during the course of the pandemic. For further information, see “Risk Factors—Risks Relating to Us and the Brazilian Airline Industry—We may not be able to maintain adequate liquidity and our cash flows from operations and financings may not be sufficient to meet our current obligations.”

Recent Developments

Smiles Take-in

On March 24, 2021, shareholders of GOL and Smiles approved our corporate reorganization proposal that comprises a merger of Smiles shares with our shares. The reorganization will allow both our airline and loyalty program businesses to become more competitive, allowing us to reduce operating, administrative and financial costs and expenses and strengthen our capital structure. For more information on our proposed corporate reorganization, see note 1.5 to our audited consolidated financial statements included elsewhere in this annual report.

Advance Sale of Airline Tickets

On March 19, 2021, our subsidiary GOL Linhas Aéreas S.A., or GLA, entered into an agreement with Smiles for the advance sale of airline tickets in the amount of R$300.0 million. The annual interest charged by Smiles on the advanced amount is 115% of the CDI rate, or approximately 3.05% per year.

Dividend

On March 25, 2021, Smiles declared a dividend of R$500.0 million.

B.	Business Overview

Airline Business

Routes and Schedules

Our operating model is based on a highly integrated route network that is a combination of the point-to-point, hub and spoke and multiple-stop models. This combination increases the connectivity of our network, permitting travelers to fly from a given point of origin to more destinations, while maintaining a low-cost structure, improving aircraft and crew scheduling efficiency and reducing our carbon emissions. The high level of integration of flights at selected airports allows us to offer frequent, non-stop flights at competitive fares between Brazil’s most important cities. Our network also allows us to increase our load factors on our strongest city pair routes by using the airports in those cities to connect our customers onwards to their final destinations.

Our operating model allows us to build our flight routes to add destinations to cities that would not be feasible to serve in the traditional point-to-point model individually, but that are feasible to serve when simply added as additional points on our multiple-stop flights. We focus on the Brazilian and South American markets, with hubs in São Paulo, Rio de Janeiro and Fortaleza, and carefully evaluate opportunities for continued growth. We seek to increase the frequency of our flights to existing high-demand markets and add new routes to our network to destinations that can be reached with our current Boeing 737 Next Generation aircraft (for example, destinations in the Caribbean). Our Boeing 737 MAX aircraft will permit us to offer reduced flight times to passengers that currently make connections in South American hubs on their route to the United States, Europe and Africa.

As a low-cost carrier operating a single fleet type, we work through alliances and codeshare arrangements with large international carriers and regional carriers in order to serve destinations that cannot be served by our Boeing 737 aircraft due to airport infrastructure or local market conditions.

We have for many years maintained our position as the leading company in number of passengers transported in Brazil in 2019 and 2020, with over 34.3 and 16.3 million passengers, respectively, transported in the domestic market, and a market share of 37.8% and 38.1%, respectively, as measured by RPK. Our performance in 2019 and 2020, despite the operational challenges we faced due to groundings and delivery delays of the MAX aircraft in 2019 and developments relating to the COVID-19 pandemic in 2020, demonstrates our operational resilience and excellence.

Together with our regional partners, including Passaredo Linhas Aéreas, marketed as VoePass, and MAP Linhas Aéreas, we serve the largest regional network in Brazil. Because regional carriers feed traffic to our hubs and routes from low-density markets we do not directly serve, they are integral to our operating network.

Connecting flights using our dominant market position at our main hubs have supported traffic during the global pandemic and we took advantage of this connectivity to a greater extent in 2020 than in 2019.

Under our business model and route network, we have flexibility to increase direct flights during the high season because we have a dominant position in main high density airports, and to increase connecting flights during the low season to increase load factors.

The following tables sets forth our leading market share in 2019 and 2020 in the most economically important states and our market share in domestic passenger air traffic at the busiest airports in Brazil, which are the airports expected to lead the recovery of the Brazilian airline industry:

21

2019

Main Brazilian Airports (by passengers)(1)	State	State Share of Brazilian GDP(2)	GOL’s Share of Airport’s Total Domestic Flights(3)	Domestic Passengers(1) (in thousands)
				Total	GOL	GOL’s Share
São Paulo (CGH)	São Paulo	31.6%	44.7%	22,837	11,128	48.7%
São Paulo (GRU)			32.4%	28,324	9,725	34.3%
Campinas (VCP)			3.3%	9,711	450	4.6%
Rio de Janeiro (GIG)	Rio de Janeiro	10.8%	63.0%	9,543	6,490	68.0%
Rio de Janeiro (SDU)			34.4%	9,147	3,622	39.6%
Brasília (BSB)	Distrito Federal	3.6%	39.4%	16,212	6,792	41.9%
Belo Horizonte (CNF)	Minas Gerais	8.8%	16.9%	10,634	2,275	21.4%
Porto Alegre (POA)	Rio Grande do Sul	6.5%	31.8%	7,817	2,911	37.2%
Salvador (SSA)	Bahia	4.1%	31.8%	7,032	2,601	37.0%
Recife (REC)	Pernambuco	2.7%	21.9%	8,295	2,273	27.4%
Main Airports		68.1%	39.0%	129,552	48,266	37.3%

2020

Main Brazilian Airports (by passengers)(1)	State	State Share of Brazilian GDP(2)	GOL’s Share of Airport’s Total Domestic Flights(3)	Domestic Passengers(1) (in thousands)
				Total	GOL	GOL’s Share
São Paulo (CGH)	São Paulo	31.6%	40.1%	7,005	3,124	44.6%
São Paulo (GRU)			39.1%	16,082	6,775	42.1%
Campinas (VCP)			3.2%	6,362	238	3.7%
Rio de Janeiro (GIG)	Rio de Janeiro	10.8%	71.7%	3,398	2,670	78.6%
Rio de Janeiro (SDU)			32.5%	5,004	1,753	35.0%
Brasília (BSB)	Distrito Federal	3.6%	39.3%	7,727	3,303	42.7%
Belo Horizonte (CNF)	Minas Gerais	8.8%	15.5%	4,661	901	19.3%
Porto Alegre (POA)	Rio Grande do Sul	6.5%	30.2%	3,365	1,187	35.3%
Salvador (SSA)	Bahia	4.1%	37.3%	3,590	1,585	44.2%
Recife (REC)	Pernambuco	2.7%	21.1%	4,664	1,220	26.2%
Main Airports		68.1%	32.0%	61,856	22,755	36.8%

_____________

(1)	According to ANAC for departures and arrivals data.
(2)	According to the IBGE in 2018.
(3)	Our market share of the total number of domestic departures and arrivals based on ANAC data for departures and arrivals.

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
22

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

Because we understand that efficient and punctual operations are important to our customers, we strive to offer high rates of on-time performance and a high completion factor, as well as low rates of mishandled baggage, as set forth in the following table:

	2018	2019	2020
On-time departures	91.8%	89.0%	93.7%
Flight completion	98.5%	98.1%	97.8%
Lost baggage (per 1,000 passengers)	2.03	2.09	2.11

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

We are constantly evaluating opportunities to generate additional ancillary revenue such as from sales of travel insurance, marketing activities and other services that allow us to capitalize on the large number of passengers on our flights and the high volumes of customers using our website. As of December 31, 2020, all of our aircraft had Wi-Fi installed, which is an additional and increasing source of revenue.

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

Our Smiles loyalty program, with over 18.2 million members as of December 31, 2020, provides us with significant revenues derived from the redemption and expiration of miles.

Aircraft Fleet

Our fleet comprises 120 Boeing 737 Next Generation aircraft and eight Boeing 737-8 MAX aircraft. In March 2019, the FAA and ANAC temporarily grounded all Boeing 737-8 MAX aircraft pending the investigation of two fatal accidents in Indonesia and Ethiopia. In line with our number one principle of safety, we were one of the first airlines in the world to ground our MAX aircraft prior to receiving any request from a regulatory organization, following the fatal accident in Ethiopia involving the same aircraft model. In November 2020, ANAC lifted its decision to ground 737 MAX aircraft in Brazil and, because of the extensive training our pilots received, we were the first airline globally to reinitiate operations of the 737 MAX days after the decision. We have since the re-initiation operated more than 1,000 flights with the 737 MAX, with nearly 100% customer acceptance, generating strong operational performance and dispatchability indicators.

We are able to adjust our capacity to match demand, which has been a competitive advantage for many years, and has most recently been demonstrated as economic activity and passenger demand has decreased significantly during the COVID-19 pandemic. We operate all of our aircraft under operating leases, including a number of short-term operating leases. We had a net return of 10 aircraft in 2020. We have the option to return up to 22 aircraft in 2021-22. As a result, we believe that we are the Brazilian airline best positioned to take advantage of the economic recovery in Brazil.

For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and the Brazilian Airline Industry—We rely on one manufacturer for our aircraft and engines and prolonged grounding of the Boeing 737 MAX aircraft would adversely affect us.”

The following table sets forth the composition of our total and operating fleet as of the dates indicated:

	As of December 31,
	Seats	2018	2019	2020
B737-700 NG	138	24	24	23
B737-800 NG	186	2	8	6
B737-800 NG Short-Field Performance	186	89	98	91
B737-8 MAX(1)	186	6	7	7
Total Fleet		121	137	127
Operating Fleet		121	130	127

_____________

(1)	In January 2021, we received our eighth Boeing 737 MAX-8, which represented the first delivery of this model since January 2019.

As of December 31, 2020, our 127 leases without purchase options had an average remaining term of 60 months.

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

The average age of our fleet of 137 Boeing 737-700/800 aircraft as of December 31, 2020 was 11 years. The average daily utilization rate of our fleet was 11.8 block hours in 2018, 12.3 block hours in 2019 and 9.6 block hours in 2020.

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

In addition to being cost-efficient, the Boeing 737-700/800 Next Generation aircraft are equipped with advanced technology that promotes flight stability, provides a comfortable flying experience for our customers and provides 13% lower CO2 emissions than other aircraft models. Our single fleet operating model is central to our strategy and we would only introduce a new type of aircraft to our fleet if, after careful consideration, we determine this would reduce our operating costs or if we were required to do so due to operational or delivery challenges beyond our control. Our Boeing 737 MAX aircraft:

•	reduce our fuel consumption by up to 15%, in relation to the Boeing 737-800 Next Generation, and consume less fuel than other aircraft of comparable size;
•	reduce carbon emissions by up to 16% in relation to the Boeing 737-800 Next Generation;
•	are equipped with the latest technology and provide improved operational performance;
24

•	have an increased range and maximum take-off weight, or MTOW, as compared to both the 737-800 Next Generation and the A320neo;
•	deliver flight autonomy of up to 6,500 km (increased from 5,500 km) and MTOW up to 82 tons (increased from 70 tons);
•	have a significantly smaller noise footprint than other single-aisle airplanes; and
•	are equipped with Wi-Fi antennas that will allow our customers to access to the internet during flights and enjoy our on-board entertainment platform.

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

In light of reduced demand for air travel since mid-March 2020 as a result of developments relating to the COVID-19 pandemic, we had a net return of 10 Boeing 737 aircraft in 2020. We have the option to return up to 30 aircraft in 2021-22. We have no expected expenditures for new aircraft until mid-2022.

As of December 31, 2020, we had an order book of 73 Boeing 737-8 MAX and 22 Boeing 737-10 MAX aircraft, representing commitments of R$23,269.2 million (US$4,447.7 million), for delivery through 2028 and are the main client of the Boeing 737 MAX aircraft in South America and one of the eight largest in the world. As a result of our order book, we believe that the average age of our fleet, 11 years as of December 31, 2020, will be reduced to approximately seven years by 2023, leading to lower maintenance costs and fuel consumption and, as a result, reduced greenhouse gas emissions.

Fleet Plan

The following table sets forth our year-end projected operating fleet through 2025 as of the date of this annual report:

Projected Fleet Plan	2021	2022	2023	2024	2025
Boeing 737 (700/800 NG and 8/10 MAX)	127	132	135	140	144

Changes in price or competitive conditions may change our fleet plans.

Sales and Distribution

Our customers can purchase tickets directly from us through a number of different channels, including our website through our booking web services, our call center, at airport ticket counters and, to a lesser extent, global distribution systems (GDS).

Our low-cost business model utilizes internet ticket sales as the primary distribution channel, especially in the local market. In 2019 and 2020, approximately 90% of our passenger revenue, whether directly from customers or through travel agents, were booked online, making us a global leader in this area.

In addition, our customers can purchase tickets indirectly through travel agents, which are a widely used travel service resource. In 2019 and 2020, travel agents provided us with distribution outlets in approximately 54 and 52 different countries, respectively. GDS allows us access to a large number of tourism professionals who are able to sell our tickets to customers around the world and enables us to enter into interline agreements with other airlines to offer more flights and connection options to our passengers, which adds incremental international passenger traffic.

In 2020, we were a pioneer in the Brazilian market in implementing technologies for instant payment through digital wallets and PIX, a system created by the Central Bank.

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

Line maintenance comprises routine, scheduled maintenance checks on our aircraft, including pre-flight, daily and overnight checks and any diagnostics and routine repairs. All of our line maintenance is performed by our highly experienced technicians at our line maintenance service bases throughout Brazil and South America. We believe that our practice of performing daily preventative maintenance helps to maintain a high aircraft utilization rate, reduces maintenance costs and ensures a high level of safety.

Heavy maintenance comprises more complex inspections and servicing of aircraft that cannot be accomplished overnight. Heavy maintenance checks are performed following a pre-scheduled agenda of major overhauls defined by the aircraft’s manufacturer, based on the number of hours and flights flown by the aircraft. In addition, engine maintenance services are rendered in different MRO facilities.

We believe that our high aircraft utilization rate has not compromised our positioning in terms of performance and reliability when compared to other Boeing operators globally. We internalized heavy maintenance on our Boeing 737 Next Generation and 737 MAX aircraft in our Aircraft Maintenance Center (GOL Aerotech) at Tancredo Neves International Airport in Confins, in the State of Minas Gerais. We use this facility for airframe heavy checks, line maintenance, aircraft painting, components repairs and overhauls and aircraft interior refurbishment.

We have four maintenance hangars, one of them dedicated to aircraft painting, as well as several maintenance shops. Our hangars are strategically located, three of them in Confins doing business as GOL Aerotech and one of them in São Paulo, with capacity to carry out as many as seven checks simultaneously. We also have room in Confins to build additional hangar space, if needed.

We have entered into two strategic MRO partnership agreements in order to provide maintenance services for our CFM 56-7 and Leap engines, maintenance for parts and components on our fleet of Boeing 737 Next Generation and 737 MAX aircraft, as well as consulting services related to maintenance workflow planning, materials and facility optimization and tooling support.

We hold the FAA 145 Repair Station certification for C-checks, which are performed approximately every 20-24 months or based on a specific number of actual flight hours, at our maintenance center in Confins (GOL Aerotech) and certification by the European Aviation Safety Agency, or EASA, which is the European Union’s aeronautical authority.

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

In February 2020, we were certified by the CAA Cayman aviation authority, expanding our coverage to perform maintenance on aircraft and components operating under the rules of this authority.

In September 2020, we receive from FAA the certification required to work on CFM56-7 and Leap-1B engines at our engine shop in Confins and repairs in composite materials in the Composite Shop at the same location.

Our engine shop, part of GOL Aerotech, certified by ANAC, EASA, FAA, ANAC Argentina, 2-REG and CAA Cayman for low-complexity services and repairs on CFM56-7 and Leap-1B engines, which power the Boeing 737 Next Generation and 737 MAX aircraft we operate, has the latest infrastructure and tools to conduct maintenance services that were formerly performed by third parties. Among the benefits of insourcing these services are reduced repair and logistics costs and reduced engine off-time and replacement time, as well as an improvement in environmental sustainability as a result of not having to transport aircraft to third-party maintenance facilities. We also have the capacity to expand the services offered by our engine shop.

Fuel

Our fuel costs were R$4,047.3 and R$2,025.7 million in 2019 and 2020, respectively, representing 34.5% and 27.9% of our total operating costs and expenses in each year. In 2019 and 2020, we purchased nearly all of our fuel from Petrobras Distribuidora. In addition to Petrobras Distribuidora, there are two other fuel suppliers in Brazil. Fuel prices under our contracts were re-set on average 45 days and comprise a variable and a fixed component. The variable component is defined by the refinery and follows international crude oil price fluctuations and the real/U.S. dollar exchange rate. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract. We operate a tankering program under which we fill the fuel tanks of our aircraft in regions where fuel prices are lower. We also provide our pilots and flight dispatchers with training in fuel management techniques, such as carefully selecting flight altitudes to optimize fuel efficiency.

The following chart summarizes our fuel consumption and costs for the periods indicated:

	Year ended December 31,
	2018	2019	2020
Liters consumed (in millions)	1,403	1,475	722
Total fuel cost (in millions)	R$3,867.7	R$4,047.3	R$2,025.7
Average price per liter	R$2.91	R$2.79	R$2.55
% change in price per liter	35.2%	(4.1)%	(8.6)%
Percent of total operating costs and expenses	38.6%	34.5%	27.9%
ASK/liter consumed	34.25	34.62	34.82

We continuously invest in initiatives to reduce fuel consumption, including the following:

•	Required Navigation Performance (RNP – AR): Precision approaches guided through a satellite navigation system that enables pilots to control aircraft in flight even in the case of low visibility, reducing dependence on air-to-ground navigation and shortening length of flight, which reduces fuel consumption and improves accessibility at airports such as Santos Dumont Airport in Rio de Janeiro.
27

•	Auxiliary Power Unit (APU): This is an auxiliary aircraft engine used to generate power and air conditioning when the main engines are not in use, usually in cases of long stops at airports or overnight use by maintenance. The APU OFF project was based on a consumption reduction opportunities study aimed to allow aircraft to be charged with an external power source (GPU – Ground Power Unit and ACU – Air Conditioning Unit) instead of using the aircraft’s resources, in locations where this service is available. Whenever possible, the APU OFF for aircraft in transit is applied prior to selecting APU INOP aircraft and flights with long ground time, reducing fuel consumption and preserving aircraft resources.
•	Aircraft Communication Addressing Reporting System (ACARS): This is a satellite communication system that permits the exchange of data between aircraft and ground communication outlets during flights, and allows for more assertive communication and anticipated shared decision making processes, minimizing route deviations and ensuring operational efficiency.
•	Onboard Performance Tool: Boeing’s application enables airline flight crew and dispatchers to run real-time optimized takeoff and landing performance calculations. The benefits that come from this optimization are payload maximization, reduced engine maintenance costs and fuel savings.

We support the development of sustainable alternatives to fossil fuels for the airline industry, with the view to reducing greenhouse gas emissions and reducing our exposure to oil price uncertainty. We are a member of national and international entities dedicated to promoting environmental sustainability, including the GHG Protocol Brazilian Program, the Brazilian Biofuel and Biokerosene Union (Ubrabio), IATA’s Environmental Committee, the Group of Users of Sustainable Aviation Fuel (Safug), the Brazilian Platform for Renewable Fuel and Biokerosene (PBB) and the Minas Gerais State Biokerosene Platform (PMB). We were the first Brazilian airline to be qualified under the Greenhouse Gas Protocol Gold Standard and have been publishing our greenhouse gas inventory since 2011.

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

We maintain a fuel hedging program, based upon policies which define volume, price targets and instruments, under which we enter into fuel and currency hedging agreements with counterparties providing for price protection in connection with the purchase of fuel. Our hedging practices are executed by our internal risk management committee and overseen by the risk policies committee of our board of directors. The risk policies committee, which comprises members of our board of directors, external consultants and senior management, meets monthly or more often, if called, and its main responsibilities are to assess the effectiveness of our hedging policies, recommend amendments when and where appropriate and establish its views regarding fuel price trends. We use risk management instruments that have a high correlation with the underlying assets so as to reduce our exposure. We require that all of our risk management instruments be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. We also avoid concentration of credit and product risk. We have not otherwise entered into arrangements to guarantee our supply of fuel and we cannot provide assurance that our hedging program is sufficient to protect us against significant increases in the price of fuel. We also may consider employing non-derivative instruments as alternative hedge conferring an additional average protection through fixed price fuel transactions for future delivery negotiated with our main fuel supplier.

As of December 31, 2019, we had derivatives to protect approximately 60.0% and 64.1% of our expected fuel consumption for 2020 and 2021, respectively. As of December 31, 2020, we had derivatives to protect approximately 30.0% and 23.4% of our expected fuel consumption for 2021 and 2022, respectively. As of December 31, 2020, we had a hedge ratio of 64.1% for 2021 consumption in the low $60 per barrel price range and a hedge ratio of 23.4% for 2022 consumption in the mid-$40 per barrel price range.

As of December 31, 2020, we have invested in a portfolio of 10 million barrels of oil for the monthly periods through December 2023. This amount is based on our 2020 fuel costs of approximately R$2,025.7 million, and recent average historical fuel price volatility of approximately 36%. Our portfolio comprises plain vanilla instruments as call options and call spread options of WTI, Brent and Diesel; zero cost collars with Brent and Swap of Diesel. We measure our portfolio at fair value and conduct trades with top-tier counterparties.

During the first quarter of 2021, we early settled our portfolio of oil hedge.

Environmental, Social and Governance Initiatives

Since 2010, we have prepared annual sustainability reports based on Global Reporting Initiative guidelines, an international standard for reporting environmental, social and economic performance. By adopting these parameters and providing related data to the public, we are reinforcing our accountability with various stakeholders through added transparency and credibility.

Environmental Initiatives

Climate change could cause an increase in extreme weather and natural disasters, which could affect airline operations, alongside social and political events resulting from these risks. As such, we aim to build a sustainable business and we seek to be a global industry leader in sustainable aviation by, among other measures, reducing greenhouse gas emissions by means of efficient fuel use and network management.

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

Since 2018, we implemented an environmental management system structured on ABNT NBR ISO 14001:2015, an international standard that defines requirements to put up an environmental system, and on IATA’s Environmental Assessment that provides an assessment system for environmental control of airlines throughout the globe. To support our environmental management system, we have been developing and improving practices related to management, planning, operational management and communication, that aim to improve our relationship with the environment.

In 2020, we were the only Brazilian company to be included in a select list of 13 global airlines that received Stage 1 certification of IATA’s Environmental Assessment, which is validation that we have developed a consistent environmental policy and are fulfilling our responsibilities.

We also have an action plan to comply with the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA). Measures planned by us are in line with the positioning of the Brazilian Ministries of Infrastructure and Foreign Affairs, the Civil Aviation Secretariat and ANAC, which has proposed that Brazilian airlines join CORSIA by 2027, when participation will be mandatory.

Social Initiatives

Labor Management

As of December 31, 2020, we employed 13,899 individuals. Early on in the pandemic, we signed a collective bargaining agreement with the national aviators’ union and with the airline workers’ union to jointly ensure the preservation of jobs of captains, pilots and crew in addition to our other workers for 12 and 18 months, respectively, effective July 1, 2020. We guarantee the right for employees to join a labor union and for collective bargaining and our employees are represented by 11 unions. We believe we have a good relationship with our employees and the unions that represent them and we comply with all collective bargaining agreements.

We support increasing the diversity of our workforce and management and, as of the date of this annual report, approximately 44% of our employees are women. We achieved a 35% participation rate of women in leadership positions during the fourth quarter of 2020.

In 2019, we implemented the Employee Promoter Score, a survey of our workforce based on the Net Promoter Score conducted every six months. Overall, we achieved a score of 74.8/100 in 2019, an increase of 25.8% as compared to 2018. In 2019, our turnover rate was 13.4%, representing a slight increase compared to 2018.

Privacy & Data Security

Our information technology team acts on our servers in a timely manner, using the most advanced protection tools available, in addition to periodically disseminating alerts and information to make employees aware of the different types of cyber risks and scams applied on the internet, and how better to act and defend against them.

We also maintain an internal policy governing data use and are adapting to Brazil’s new general data protection law to improve the experience of our customers in all digital channels.

Safety and Quality

As an airline with over twenty years of operations, our first priority is always the safety of our passengers and employees. We maintain the highest rating (seven stars) and are ranked among the world’s safest airlines, according to AirlineRatings.com, an independent plane safety and product rating website. The website’s star ratings take multiple factors into account, including whether an airline has been certified by IATA, if it is on the European Union’s airline blacklist, its crash record and whether the fleet has been grounded over safety concerns. We conduct biennial IATA operational safety audits.

•	We maintain our aircraft in strict accordance with manufacturer specifications and all applicable safety regulations, and perform routine line maintenance every day.
•	Our pilots have extensive experience, with flight captains having more than 10,000 average hours of career flight time, and we conduct ongoing courses, extensive flight simulation training and seminars addressing the latest developments in safety and security issues.
•	We promptly adopt best practices from the latest research regarding human fatigue risk management.
•	We closely follow the standards established by ANAC’s Air Accident Prevention Program and we implemented the Flight Operations Quality Assurance System, which maximizes proactive prevention of incidents through the systematic analysis of the flight data recorder system.
•	All of our aircraft are also equipped with Maintenance Operations Quality Assurance, a troubleshooting program that monitors performance and aircraft engine trends.
•	The Brazilian civil aviation market follows the highest recognized safety standards in the world. We are also an active member of the Flight Safety Foundation, a foundation for the exchange of flight safety information.
•	Before the grounding of the MAX aircraft, our pilots were all trained to operate the MAX and received further training before the groundings were lifted in November 2020.

During the pandemic, we have reinforced all of our procedures to ensure the health and safety of our customers and employees. In addition to complying with the already strict standards of sanitation for civil aviation established by regulators, during this global pandemic, we also implemented additional advanced measures for aircraft cleaning and sanitizing during ground stops and overnight stays. Our aircraft have HEPA filters, which capture 99.7% of particles such as bacteria, viruses and other impurities on board, allowing the circulation of purer air. In addition, we improved the process for night cleaning with the use of a hospital-grade disinfectant for the service galleries and all areas of intense use in the cabin, including the cockpit. We have distributed gloves and masks to employees, in addition to making alcohol-based gel available to the crew and customers on the aircraft. Masks were mandatory for passengers and crew on board all flights as of May 10, 2020. We adopted extraordinary service measures in order to reinforce our health and safety procedures, including implementing social distance techniques for customers during the boarding process and on-board, closing airport VIP lounges and eliminating cabin service.

In 2020, we partnered with Hospital Albert Einstein, an authority on private and public healthcare in Brazil and Latin America, to develop an advisory project for assessing, restructuring and certifying our already strict hygiene measures against the spread of COVID-19 in aircraft and airports. We are the first and only company in Brazil to obtain the Einstein COVID-19 Quality and Safety Standards seal.

Since the beginning of the pandemic, we have been supporting national health initiatives, in recognition of the role our fleet and flight network can play in supporting Brazilian authorities to address the pandemic. In order to help speed up Brazil’s national immunization program, we have made available a portion of our cargo space and passenger seats to transport COVID-19 vaccines and health workers.

Governance

Board of Directors

Five of our nine board members are independent, which exceeds the independence requirements of the NYSE. We also maintain a fully independent audit committee.

In 2005, we were one of the first foreign private issuers to conform to the requirements of Section 404 of the Sarbanes-Oxley Act, following defined criteria on internal controls, and Section 302 of the Sarbanes-Oxley Act, pursuant to which our chief executive officer and chief financial officer attest as to our disclosure of information.

We are listed on the Level 2 of Differentiated Corporate Governance Practices listing segment of the B3 and are included in the Special Corporate Governance Stock Index and the Special Tag Along Stock Index, pursuant to which we have committed to certain corporate governance best practices.

Committees

A number of committees support and advise our management and board of directors. These committees actively participate in our management’s strategic and key decisions and we believe they add substantial value to our business. We have the following committees and subcommittees, comprising primarily independent members of our management: (i) corporate governance and people policies committee, (ii) financial policy committee, (iii) accounting, tax and financial statements policies subcommittee, (iv) risk policies committee, (v) alliances committee and (vi) statutory audit committee.

Compensation

Our corporate governance and people policies committee assesses compensation policies, management targets and objective measures to determine performance and variable compensation. During the global pandemic and in light of the macroeconomic and industry challenges we have faced, our executives agreed to reduced compensation at approximately 40% of pre-pandemic levels.

Ownership

As of December 31, 2020, the Constantino family, which indirectly controls us, held 64.8% of the economic interest in us. The Constantino family’s high stake in us and the leading role of the chairman of our board of directors, Constantino de Oliveira Junior, in helping set our strategic direction and in his close supervision of and daily interaction with senior management, differentiates our ownership structure in aligning the interests of our controlling shareholders with those of our minority shareholders.

Corporate Structure

We have sought to simplify our corporate governance structure through reorganization of our subsidiaries, including our Smiles take-in which we believe will maximize future value for both our and Smiles’ shareholders by increasing the market competitiveness of our group as a whole.

Business Ethics

We maintain an ethics ombudsmen communication channel open to all employees and stakeholders to report concerns, with the option of doing so anonymously. The channel is managed by a team of in-company specialists and analysts, who report to our corporate governance and people policies committee. In 2019, information conveyed via our ethics channel resulted in our defining 18 action plans, including more robust training on matters of compliance.

Assessment of Environment, Social and Governance Risks

We annually conduct an assessment to determine our sustainability-related risks and opportunities, and report our findings to the public, following the Sustainability Accounting Standards Board’s guidelines for airlines. The following table sets forth some of the metrics we consider in our environmental, social and governance initiatives:

	Year ended December 31
	2018	2019	2020
Environmental
Fuel
Total fuel consumed (GJ x 1,000)	48,935	51,492	25,232
% Renewable fuel	0	0	0
Total fuel consumed (liters x 1,000 /ASK)	29.2	28.9	28.7
Gross global scope 1 emissions
Greenhouse gas (GHG) emissions (tons CO2)	3,394,307	3,743,873	1,938,497
Greenhouse gas (GHG) emissions/flight hour (tons CO2)	8.3	8.7	9.4
Greenhouse gas (GHG) eliminated (tons CO2)	70,606	92,221	37,909
Greenhouse gas (GHG) compensated (tons CO2)	0	0	0
Fleet
Average age of fleet (in years)	9.5	9.9	11.0
Social
Labor relations
Employee gender (% male/female)	55/45	55/45	56/44
Age:
Under 30 years (%)	29	26	26
Between 30 and 50 years (%)	60	62	63
Over 50 years (%)	11	12	11
Active workforce under collective bargaining agreements (%)	100	100	100
Number and duration of strikes and lockout (# days)	-	-	-
Customer and company behavior
Customer satisfaction index (SMS score)	8.39	8.28	8.07
On-time departures (%)	91.8	89.0	93.7
Flight completion (%)	98.5	98.1	97.8
Lost baggage (per 1,000 pax)	2.03	2.09	2.11
Safety
Number of fatalities	-	-	-
Number of governmental enforcement actions and aviation safety	-	-	-
Governance
Management
Independent directors (%)	44	50	55
Participation of women in leadership positions (%)	38	33	35
Committees and policies
Number of committees with independent board members	5	5	5
Compliance policy (on investor relations website)	yes	yes	yes
Disclosure of information and securities trading policy (investor relations website)	yes	yes	yes
Shareholder meetings
Voting capital represented at shareholders’ meetings (%)	100	100	100

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

Partnerships and Alliances

General

We have incomparable relationships with important players in the industry, including American Airlines and Air France – KLM. We are one of Boeing’s most important 737 aircraft customers and the only airline in Brazil supported by the Export-Import Bank of the United States.

Our strong market positioning enables us to successfully negotiate a number of partnerships with supplementary major carriers worldwide, mostly in the form of codeshare agreements and interline agreements. Additional passenger inflows generated by these strategic partnerships help improve revenues at low incremental costs.

As of December 31, 2020, we had 14 codeshare agreements with Aerolíneas Argentinas, AeroMéxico, Air Canada, Air Europa, Air France, Alitalia, American Airlines, Avianca, Copa Airlines, Emirates, Ethiopian Airlines, KLM, Qatar Airways and TAP, 16 frequent flyer agreements and 76 interline agreements.

American Airlines

On February 4, 2020, we announced our new codeshare agreement with American Airlines, which will provide more daily flights between South America and the United States than any other airline partnership. This codeshare agreement enables our customers to travel seamlessly to more than 30 destinations in the United States. Flights will operate from our hubs in São Paulo, Rio de Janeiro, Brasília and Fortaleza, and will be in addition to our regular flights to Miami and Orlando. We believe that our codeshare agreement with American Airlines will enable us to further diversify and strengthen our revenue base, given that Brazil is the largest South American air travel market, GOL is the leading airline in Brazil and American Airlines in the leading airline for traffic between the United States and Brazil.

Air France – KLM

We have a long-term strategic partnership for commercial cooperation with Air France – KLM, which held 1.2% of our total capital stock as of December 31, 2020. The agreement provides for an alliance committee, comprised of at least one representative of Air France – KLM, and at least two members of our board of directors.

In 2018, we increased our operations in the northeast of Brazil with our hub in Fortaleza. This new hub enables Air France – KLM to pursue its development strategy in Brazil and simultaneously links Fortaleza to its two main hubs at Amsterdam – Schiphol and Paris – Charles de Gaulle.

In November 11, 2019, we renewed our strategic partnership with Air France – KLM for another five years. Our partnership covers over 99% of demand between Brazil and Europe, and one in four Air France – KLM passengers chose to make connections with GOL flights in 2019.

In addition, Air France – KLM is an important MRO service provider for our operations.

Competition

Domestic

Airlines in Brazil compete primarily on the basis of routes, fare levels, frequency of flights, capacity, airport operating rights and presence, reliability of services, brand recognition, frequent flyer programs and customer service.

Our main competitors in Brazil are LATAM Brasil and Azul Airlines. In 2020, the parent company of LATAM Brasil filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code as well as the bankruptcy legislations of Chile and Colombia and certain other jurisdictions, including Brazil.

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

We believe that we are the Brazilian airline best positioned to take competitive advantage of the economic recovery in Brazil following the downturn resulting from the COVID-19 pandemic and government measures to address it.

The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the main airlines in Brazil for each of the periods indicated:

Domestic Market Share — Scheduled Airlines	2018	2019	2020
GOL	35.7%	37.7%	38.1%
LATAM Brasil	31.9%	34.7%	33.7%
Azul Airlines(**)	18.6%	23.6%	27.8%
Avianca Brasil(*)	13.4%	3.7%	0.0%
Others	0.4%	0.3%	0.4%

_____________

Source: ANAC.

(*) Terminated operations in 2019.

(**) In 2020, includes Two Taxi Aereo.

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

The follow tables set forth the 2019 and 2020 market share of major airlines on Latin American routes to/from Brazil based on RPK:

2019 International Market Share – Airline	RPK (mn)	Market Share
LATAM Airlines Group(1)	33,894	58.1%
Azul Airlines	7,083	12.1%
GOL	5,445	9.3%
Copa Airlines	5,206	8.9%
Avianca Holdings(2)	2,690	4.6%
Aerolíneas Argentinas	1,918	3.3%
Aeroméxico	1,416	2.4%
Avianca Brasil(3)	658	1.1%
Total	58,311	100.0%

2020 International Market Share – Airline	RPK (mn)	Market Share
LATAM Airlines Group(1)	8,787	55.2%
Azul Airlines(4)	2,482	15.6%
Copa Airlines	1,391	8.7%
GOL	1,289	8.1%
Aeroméxico	736	4.6%
Avianca Holdings(2)	621	3.9%
Aerolíneas Argentinas(5)	605	3.8%
Total	15,911	100.0%

_____________

Source: ANAC.

(1)	Includes LATAM Brasil, LAN Chile, LAN Peru, LAN Argentina and TAM MERCOSUR.
(2)	Includes Avianca Holdings and TACA Peru.
(3)	Terminated operations in 2019.
(4)	In 2020, includes Two Taxi Aéreo.
(5)	In 2020, includes Austral Líneas Aéreas, a domestic Argentinian airline.

In May 2020, LATAM Airlines Group and Avianca Holdings S.A., the two largest Latin American airlines, filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code.

Loyalty Program: Smiles

Overview

Smiles is one of the largest coalition loyalty programs in Brazil, with 18.2 million members as of December 31, 2020. Its business model is based on a pure coalition loyalty program comprising a single platform for accumulating and redeeming miles through a broad network of commercial and financial partners.

We acquired the Smiles loyalty program in 2007 and beginning in 2008, the Smiles loyalty program underwent a restructuring and revitalization to transform from a stand-alone program into an independent coalition loyalty program. In 2013, we listed Smiles on the B3 and in July 2017 it merged with Webjet Participações S.A., or Webjet, to create Smiles Fidelidade S.A.

The Smiles loyalty program allows members to accumulate miles through (i) flights with GOL and our international partners, (ii) all the significant Brazilian commercial banks that issue credit cards, including through co-branded cards issued by Banco Bradesco, Banco do Brasil and Santander, (iii) a broad network of retail partners, including Localiza/Hertz, the largest car rental agency in Brazil, a global hotel chain Accor Hotels, and Rocketmiles for entertainment tickets, among others, (iv) direct customer purchases of miles and (v) purchases of miles and benefits through Clube Smiles (Smiles Club). We are Smiles’ primary redemption partner but members may also redeem miles for products and services from commercial partners.

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

Back Office Services Agreement

In December 2012, GLA entered into a back-office services agreement with Smiles for activities including controllership, accounting, internal controls and auditing, finance, information technology, call center, inventory and legal matters. Smiles recognized as expenses under this agreement R$30.9 million, R$33.6 million and R$35.5 million in 2018, 2019 and 2020, respectively.

In October 2018, we announced to the market GLA’s intention not to renew the back-office services agreement with Smiles beyond its current expiration in 2032.

2012 Miles and Tickets Purchase Agreement

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

The annual interest charged by Smiles on the advanced amounts is a minimum rate of 115% of the CDI rate, which is the average of inter-bank overnight rates in Brazil, which may be increased according to market conditions at each payment date. In addition, Smiles will benefit from some measures to strengthen its competitiveness.

2020 Miles and Tickets Purchase Agreement

In March and July 2020, GLA entered into an agreement with Smiles for the advance sale of airline tickets in the amounts of R$426.0 million and R$1,200.0 million, respectively. The annual interest charged by Smiles on the advanced amounts are, respectively, 4.79% per year and 115% of the CDI rate.

March 2021 Miles and Tickets Purchase Agreement

On March 19, 2021, GLA entered into an additional agreement with Smiles for the advanced sale of airline tickets in the amount of R$300.0 million at an annual interest of 115% of the CDI rate.

Smiles Take-in

On March 24, 2021, shareholders of GOL and Smiles approved our corporate reorganization proposal that comprises a merger of Smiles shares with our shares. The reorganization will allow both our airline and loyalty program businesses to become more competitive, allowing us to reduce operating, administrative and financial costs and expenses and strengthen our capital structure. For more information on our proposed corporate reorganization, see note 1.5 to our audited consolidated financial statements included elsewhere in this annual report.

Cargo: GOLLOG

We are Brazil’s second largest cargo airline with a 26.9% market share as measured by ATKs, and our cargo revenues increased from 2.8% of our gross revenue in 2019 to 4.8% in 2020. Through GOLLOG, we generate cargo revenue through the use of cargo space on regularly scheduled passenger aircraft. Our cargo business has grown at higher rates than our passenger travel business, in large part because we count with an excellent and diversified base of clients in the B2B segment and e-commerce markets, and are well-positioned to support this market’s expected growth as we forge and strengthen our client relationships. We are committed to delivering quality air freight solutions and believe our cargo business will be an increasingly important contributor to our financial performance.

MRO: GOL Aerotech

In 2019, we launched GOL Aerotech, our business unit dedicated to providing MRO services, including to third parties. We have more than 14 years of experience providing maintenance, preventive maintenance and modifications on our own aircraft. Expanding this service to third parties through our MRO business equips us with important competitive advantages, including additional revenues and cash flow and leverage on our operating costs, and is an important contributor to our EBITDA. We operate the largest MRO facility in Brazil, with over 1.0 million square feet of hangar and ramp areas, six shops, more than 60,000 square feet of parts storage area and over 700 employees. Our MRO facility has been temporarily closed as a part of our cost reduction measures.

Innovation: GOLLabs

In 2018, we created GOLLabs, our innovation business dedicated to researching and developing new technologies and services to generate new revenues and reduce costs, including by optimizing our pricing and route strategies and enhancing our customer experience through initiatives such as face recognition technology to facilitate check-in and boarding procedures, media streaming partnerships to provide enhanced entertainment options and a customer service platform through mobile chat applications, among others. GOLLabs is responsible for the entire lifecycle of the development of an innovative concept, including market testing and analytics and implementation and training, and plays a key role in creating value in our other businesses.

Industry Overview

Brazilian domestic air passenger demand decreased 48.7% in 2020 due to developments relating to the COVID-19 pandemic. IATA had estimated, based on 2017 data, that it would double its size in the next two decades, with the possibility to multiply its size by up to five times if Brazil adopts policies more favorable to the development of air transportation. In 2020, due to developments relating to the COVID-19 pandemic, the global and Brazilian airline industries faced government travel restrictions and steeply reduced demand. According to ANAC, there were 95.1 million and 45.2 million domestic passengers and 9.1 million and 2.3 million international passengers on Brazilian carriers in Brazil (which excludes international carriers) in 2019 and 2020, respectively, of a total population of over 210 million, according to IBGE. In contrast, according to the U.S. Department of Transportation, the United States had approximately 875 million domestic passengers and 125 million international passengers in 2019, of a total population of over 327 million, based on the latest United States census estimates. While we cannot predict how the COVID-19 global pandemic will evolve and further affect us, we believe we are well positioned to capture growth recovery in the Brazilian market as 88.5% of our revenues were from the domestic market in 2020.

Brazil has a relatively larger leisure customer base when compared to other large countries. This customer base has been the main pillar to sustain Brazilian domestic air traffic and provide faster demand recoveries when compared to other countries. In 2019, there were 123 million passengers in Brazil, of which 25 million were for international flights mainly for tourism to destinations outside Brazil. In 2020, those passengers migrated their leisure expenditures to the Brazilian domestic travel market, thereby supporting domestic air traffic.

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

According to the latest data collected by ANAC, flights between Rio de Janeiro and São Paulo, Brazil’s busiest city-pair accounted for 7.3% and 6.3% of all domestic passengers in 2019 and 2020, respectively. The top ten routes accounted for almost 22.2% and 20.5% and the ten busiest airports accounted for 66.4% and 66.8% of all domestic air passenger in 2019 and 2020, respectively. The following tables set forth information about the ten busiest routes for air travel in Brazil during 2019 and 2020:

2019

City Pair(1)	Passengers	Route Market Share
São Paulo – Rio de Janeiro(2)	7,135,771	7.3%
São Paulo (Congonhas) – Rio de Janeiro (Santos Dumont)	4,149,791	4.3%
São Paulo (Guarulhos) – Porto Alegre	2,324,899	2.4%
São Paulo (Congonhas) – Brasília	2,134,144	2.2%
São Paulo (Guarulhos) – Recife	1,982,244	2.0%
São Paulo (Guarulhos) – Salvador	1,974,329	2.0%
São Paulo (Congonhas) – Confins	1,959,239	2.0%
São Paulo (Congonhas) – Porto Alegre	1,949,796	2.0%
São Paulo (Guarulhos) – Fortaleza	1,826,494	1.9%
São Paulo (Congonhas) – Curitiba	1,652,791	1.7%
São Paulo (Guarulhos) – Curitiba	1,630,083	1.7%

2020

City Pair(1)	Passengers	Route Market Share
São Paulo – Rio de Janeiro(2)	2,895,101	6.3%
São Paulo (Congonhas) – Rio de Janeiro (Santos Dumont)	1,536,592	3.3%
São Paulo (Guarulhos) – Porto Alegre	1,146,516	2.5%
São Paulo (Guarulhos) – Recife	1,119,401	2.4%
São Paulo (Guarulhos) – Salvador	1,016,175	2.2%
São Paulo (Guarulhos) – Fortaleza	891,927	1.9%
São Paulo (Guarulhos) – Brasília	831,570	1.8%
São Paulo (Guarulhos) – Confins	774,628	1.7%
São Paulo (Guarulhos) – Curitiba	731,425	1.6%
São Paulo (Congonhas) – Brasília	727,943	1.6%
São Paulo (Guarulhos) – Florianópolis	702,386	1.5%

_____________

Source: ANAC, 2019 and 2020.

(1)	Considers flights originating in either city of the pair.
(2)	Includes flights between Congonhas and Guarulhos to either Santos Dumont or Galeão airports.

According to ANAC, in 2019 and 2020, there were 97.2 million and 46.2 million domestic passengers in Brazil, respectively.

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

While industry capacity has historically served demand, in 2019 and 2020, the growth and decline rates in domestic revenue passenger kilometers was 0.6% and 48.7%, respectively, as compared to the decline rates in domestic available seat kilometers of 1.1% and 47.1%, respectively. In 2019 and 2020, the domestic industry load factor was 82.6% and 80.0%, respectively.

Our market share as measured by RPKs increased from 4.6% to 37.7% from 2001 to 2019 and was 38.1% in 2020. We increased demand for domestic air travel by almost 260%, which we call the “GOL effect.”

The following table sets forth domestic industry passenger traffic and available capacity for the periods indicated:

	2018	2019	2020
Domestic passengers (millions)	93.6	95.1	45.2
Available seat kilometers (billions)	117.9	116.8	61.8
Available seat kilometers growth	4.6%	(1.1)%	(47.1)%
Revenue passenger kilometers (billions)	95.9	96.5	49.5
Revenue passenger kilometers growth	4.4%	0.6%	(48.7)%
Load factor	81.3%	82.6%	80.0%

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

International routes. In general, requests for new international routes, or changes to existing routes, must be filed with ANAC by Brazilian airlines that have been qualified by ANAC to provide international services, in accordance with Resolution No. 491, dated November 19, 2018. International route rights for all countries, as well as corresponding transit rights, derive from bilateral air transport agreements negotiated between Brazil and foreign governments. Under these agreements, each government grants to the other the right to designate one or more of its domestic airlines to operate scheduled service between certain destinations in each country. Airlines are only entitled to apply for new international routes when they are made available under these agreements. In order to grant new routes, ANAC must consider the (i) agreement with the foreign country to which the route is destined, (ii) designated domestic airlines to operate the scheduled service and if there are any restrictions by the country of destination and (iii) existence of available routes for the allocation requested by the airline. In the process, ANAC may, in certain cases, consult other airlines on whether they have any interest in requesting additional routes for the market in which the new route is being requested.

Resolution No. 491 established that, as of March 2019, low-frequency international routes may be reallocated to different operators if an allocation request is made by another company and there are no other available frequencies to the country of destination. Low-frequency routes are those with less than 50% of usage during 26 consecutive weeks.

Slots Policy

Domestic. Under Brazilian law, a domestic slot concession derives from a flight authorization by ANAC, which is reflected in an airline’s registration. An “airport slot” provides that an airline can operate at the specific airport at the time intervals established.

Congonhas airport in the city of São Paulo is a slot constrained airport, where slots must be allocated to an airline before it may begin operations there, following ANAC’s Resolution No. 338/2014. It is difficult to obtain and maintain a slot in the Congonhas airport. The Santos-Dumont airport in Rio de Janeiro is also a slot constrained airport with half-hourly shuttle flights between São Paulo and Rio de Janeiro. ANAC has imposed schedule restrictions in Congonhas and Santos Dumont airports, due to high air traffic and population density around the airport. Operating restrictions, including the prohibition of international flights’ operations and the prohibition of civil aircraft operations between 11:00 p.m. and 6:00 a.m., were imposed for Congonhas airport, one of the busiest Brazilian airports and the most important airport for our operations. No assurance can be given that these or other government measures will not have a material adverse effect on us due to slot distribution, taxes and airport operating hours.

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

All of the 44 Brazilian airports still managed by INFRAERO at the end of 2020 are scheduled to receive infrastructure investments and upgrades within the next few years. These airport upgrade plans do not require contributions or investments by Brazilian airlines and are not expected to be accompanied by increases in landing fees or passenger taxes on air travel.

The following tables set forth the number of passengers at the ten busiest airports in Brazil in 2019 and 2020:

42

2019

Airport	Number of passengers inbound and outbound(1)
(in thousands)
São Paulo – Guarulhos	42,948
São Paulo – Congonhas	22,835
Brasília	16,869
Rio de Janeiro – Galeão	13,925
Rio de Janeiro – Santos Dumont	9,142
Belo Horizonte – Confins	11,030
Campinas – Viracopos	10,625
Recife	8,784
Porto Alegre	8,308
Salvador	7,437

2020

Airport	Number of passengers inbound and outbound(1)
(in thousands)
São Paulo – Guarulhos	20,245
São Paulo – Congonhas	7,005
Brasília	7,898
Rio de Janeiro – Galeão	4,591
Rio de Janeiro – Santos Dumont	5,004
Belo Horizonte – Confins	4,775
Campinas – Viracopos	6,695
Recife	4,791
Porto Alegre	3,478
Salvador	3,709

_____________

Source: ANAC

(1)	Considers domestic and international departures and arrivals from main Brazilian airports.

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

Airport Privatizations

Since 2011, the Brazilian government has privatized 22 airports, in five rounds of concessions, that together accounted for 66.4% and 68.8% of Brazil’s total passenger volume in 2019 and 2020, respectively.

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

_____________

Source: ANAC and Civil Aviation Secretary (Secretaria de Aviação Civil).

The remaining airports are expected to be privatized in two separate rounds on dates to be defined by the Brazilian government. The next round will be for 22 airports and is expected to occur in the second quarter of 2021.

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

We are a holding company that directly or indirectly owns shares of eight subsidiaries. Three of these subsidiaries are incorporated in Brazil, namely: GLA, Smiles Fidelidade S.A., which was formed in July 2017 as a result of Smiles’ merger with Webjet, and Smiles Viagens e Turismo S.A. Our five other subsidiaries are offshore subsidiaries, namely: GOL Finance Inc., GAC Inc., or GAC, GOL Finance (previously named GOL LuxCo S.A.), Smiles Fidelidade Argentina S.A. and Smiles Viajes y Turismo S.A. GLA is our operating subsidiary, under which we conduct our air transportation business. We are the majority shareholder of Smiles, which conducts the Smiles loyalty program. GOL Finance Inc., GAC and GOL Finance are offshore companies established for the purpose of facilitating cross-border general and aircraft financing transactions. For more information on our organizational structure, see note 1.4 to our audited consolidated financial statements included elsewhere in this annual report.

D.	Property, Plant and Equipment

Our primary corporate offices are located in São Paulo, where our commercial, operations, technology, finance and administrative staff is primarily based. We have concessions to use other airport buildings and hangars throughout Brazil, including part of a hangar at Congonhas airport where we perform aircraft maintenance. We own an Aircraft Maintenance Center in Confins, in the State of Minas Gerais, one of the largest in South America, and in November 2019, we announced the launch of GOL Aerotech, a new business unit that provides aircraft and MRO components to third-party airlines. The certification of GOL Aerotech authorizes airframe maintenance services for Boeing 737-300/400, Boeing 767-200/300, Boeing Next Generation 737-700 and 800s and Boeing 737-8 MAX. We have three hangars at GOL Aerotech, with a capacity to perform maintenance on five aircraft simultaneously and painting services on one additional aircraft. We also have room to build more hangar space, if needed. For more information, see “—B. Business Overview—Airline Business—Aircraft Fleet” and note 15 to our audited consolidated financial statements included elsewhere in this annual report.

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

In 2019 and 2020, 94.3% and 90.8% of our net revenues came from passenger transportation revenues, and the remaining 5.7% and 9.2%, respectively, came from other net revenue, principally from our cargo and mileage program businesses, which utilizes cargo space on our passenger flights, as well as Smiles-related revenues. In 2019 and 2020, 86.3% and 88.6% of our revenues derived from our domestic operations and 13.7% and 11.4% from our international operations, respectively. We recognize passenger revenue, including revenue from Smiles’ loyalty program, which relates to the redemption of miles for GOL flight tickets, either when transportation is provided or when it is probable that the tickets sold will not be used. We recognize cargo revenue when transportation is provided.

The following table sets forth our main operating performance indicators in 2018, 2019 and 2020:
	Year ended December 31,
	2018	2019	2020
Operating Data:
Load-factor	80.0%	82.0%	80.0%
Break-even load-factor	70.1%	66.3%	80.0%
Aircraft utilization (block hours per day)	11.8	12.3	9.6
Passenger revenue yield per RPK (R$ cents)	27.7	31.2	28.7
PRASK (R$ cents)	22.1	25.6	23.0
RASK (R$ cents)	23.6	27.2	25.3
Number of departures	250,040	259,377	124,528
Average number of operating aircraft	112	113	71

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

We have one of the largest e-commerce platforms in Brazil and, in 2019 and 2020, we generated 90% and 90.2% of our revenues from ticket sales through our website, respectively.

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

Operating Costs and Expenses

We seek to lower our operating costs and expenses by operating a young and standardized fleet, including upgrading to Boeing 737-8 MAX aircraft, utilizing our aircraft efficiently and improving their productivity and using and encouraging low-cost ticket sales and distribution processes. The main components of our operating costs and expenses are aircraft fuel, maintenance, sales and marketing expenses and salaries, wages and benefits, including provisions for our share-based compensation plans.

Our aircraft fuel expenses are higher than those of low-cost airlines in the United States and Europe because production, transportation and storage of fuel in Brazil depend on expensive and underdeveloped infrastructure, especially in the north and northeast regions of the country. In addition, taxes on jet fuel are high. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. The price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, varies significantly. The price per barrel as of December 31, 2019 was US$57.04, as compared to US$39.13 as of December 31, 2020. The average price for 2020 reflects the low prices in the first half of 2020. By year-end 2020, the price per barrel of West Texas Intermediate crude oil was US$48.40. Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also linked to fluctuations in the exchange rate of the real against the U.S. dollar. Fuel costs represented 39%, 34% and 28% of our total operating costs and expenses in 2018, 2019 and 2020, respectively. In order to mitigate the effects of increases in fuel prices, we enter into short- to medium-term hedging arrangements. Our pricing and yield management strategy are also important in hedging our exposure to fuel price fluctuations as we are able to pass a significant portion of these fluctuations onto customers in the long-term and recapture approximately two-thirds of fuel costs through our yield management.

Our maintenance, material and repair expenses comprise light (line) and scheduled heavy (structural) maintenance of our aircraft. We record line maintenance and repair expenses as incurred. We capitalize structural maintenance for leased aircraft and amortize over the life of the maintenance cycle. Since the average age of our operating fleet was 11 years for 120 Boeing 737-700/800 aircraft as of December 31, 2020, and most of the parts on our aircraft are under multi-year warranties, our aircraft require a low level of maintenance and we, therefore, incur low maintenance expenses. Our aircraft are covered by warranties that have an average term of 48 months for products and parts and 12 years for structural components. We use our Aircraft Maintenance Center for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We believe that we have an advantage compared to industry peers in maintenance, materials and repairs expenses due to our in-house maintenance and we believe this will remain an advantage in the foreseeable future.

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

Developments relating to the COVID-19 pandemic in 2020 had a severe and adverse impact on the global economy and on the Brazilian macroeconomic environment, which resulted in steep depreciation of the real, increased unemployment rates and a contraction in the country’s GDP, and led to significantly reduced demand for air travel globally and in Brazil.

We are materially affected by currency fluctuations, especially in the U.S. dollar/real exchange rate. In 2019 and 2020, 40.9% and 36.5% of our operating costs and expenses were denominated in, or linked to, U.S. dollars and, as such, were subject to exchange rate variations. We believe that our foreign exchange and fuel hedging programs partially protect us against short-term swings in the U.S. dollar/real exchange rate and in related fuel prices. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Exchange rate instability may materially and adversely affect us.”

Inflation also affects us and will likely continue to do so. In 2019 and 2020, 51.1% and 63.5% of our operating costs and expenses were denominated in reais, respectively, and many of our suppliers and service providers generally increase their prices to reflect Brazilian inflation rates.

The following table sets forth data for real GDP growth, inflation, interest rates, the U.S. dollar selling rate and crude oil prices as of and for the periods indicated:

	December 31,
	2018	2019	2020
Real GDP growth	1.1%	1.4%	(4.1)%
Inflation (IGP-M)(1)	7.6%	7.3%	23.1%
Inflation (IPCA)(2)	3.8%	4.3%	4.5%
CDI rate	6.5%	4.4%	1.9%
LIBOR rate(3)	2.8%	1.9%	0.2%
Appreciation (depreciation) of the real vs. U.S. dollar	(17.1)%	(4.0)%	(28.9)%
Period-end exchange rate—US$1.00	R$3.875	R$4.031	R$5.197
Average exchange rate—US$1.00(4)	R$3.656	R$3.945	R$5.158
Period-end West Texas intermediate crude (per barrel)	US$45.41	US$61.06	US$48.52
Period-end increase (decrease) in West Texas intermediate crude (per barrel)	(24.8)%	34.5%	(20.5)%
Average period West Texas Intermediate crude (per barrel)(5)	US$64.90	US$57.03	US$39.13
Average period increase (decrease) in West Texas Intermediate crude (per barrel)	27.6%	(12.1)%	(31.4)%

_____________

Sources: Fundação Getulio Vargas, the Central Bank, IBGE and Bloomberg.

(1)	Inflation (IGP-M) is the general market price index measured by the Fundação Getulio Vargas.
(2)	Inflation (IPCA) is a broad consumer price index measured by IBGE.
(3)	Three-month U.S. dollar LIBOR (London inter-bank offer rate) as of the last date of the period.
(4)	Represents the average of the U.S. dollar selling rate in each year.
(5)	Average for 2020 is due to low prices in the first half of 2020. By year-end 2020, the price per barrel of West Texas Intermediate crude oil was US$48.40.

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

Revenue Recognition – Expired Tickets

We initially defer tickets sold for passenger air travel as “advance ticket sales.” When the transportation is provided, we recognize passenger revenue and reduce the “advance ticket sales.”

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

The following table shows a sensitivity analysis considering a decrease of 10% and 25% in breakage rates from expired tickets, based on pre-pandemic breakage rate levels, which we understand more appropriately and conservatively reflect our expectation of breakage rates:
	10% variation	25% variation
	(in thousands of R$)
Change in revenue recognized in the year ended December 31, 2019	(12,336)	(30,841)
% as compared to total net revenue in 2019	0.09%	0.22%
Change in revenue recognized in the year ended December 31, 2020	(18,457)	(46,142)
% as compared to total net revenue in 2020	0.29%	0.72%

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

Following is a sensitivity analysis considering a decrease of 10% and 25% in breakage rates from expired miles:
	10% variation	25% variation
	(in thousands of R$)
Change in revenue recognized in the year ended December 31, 2019	(6,903)	(17,256)
% as compared to total net revenue in 2019	0.05%	0.12%
Change in revenue recognized in the year ended December 31, 2020	(22,526)	(56,315)
% as compared to total net revenue	0.36%	0.89%

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

We update our provision for returns at least annually and adopt assumptions regarding the variation of our weighted average cost of capital. Any significant variation in these assumptions affects the corresponding provision balance. Following is a sensitivity analysis considering a decrease in our weighted average cost of capital of 10% and 25%:
	Current data	10% variation	25% variation
	(in thousands of R$)
Weighted average cost of capital	8.51%	7.66%	6.38%
Provision for returns	1,030,915	1,067,575	1,126,386
Change in provision for returns	-	36,660	95,471

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

We test goodwill for impairment annually by comparing the carrying amount to the recoverable amount of the cash-generating unit, that has been measured on the basis of its value-in-use, by applying cash flow projections in the functional currency based on our approved business plan covering a five-year period followed by the long-term growth rate of 3.25%. The pre-tax discount rate applied to the cash flow projections was 13.98% for GLA’s cash-generating unit and 14.72% for the Smiles’ cash-generating unit, as of December 31, 2020. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in our impairment evaluations are consistent with internal projections and operating plans.

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

The main assumptions we consider to calculate the value in use of the cash-generating units are:

•	Capacity and fleet: considers the utilization and capacity of the aircraft used and the projection of the size of the fleet in operation;
•	Demand: market efficiency is the main input for our projected demand growth; our management considers that market efficiency is the ratio between our market share and our seat share and reflects how efficiently we employ our share of total market supply in our capture of demand for air transportation;
•	Revenue per passenger: considers the average price charged by GLA and the effects of market variables (see variables used below);
•	Operating costs associated with the business: based on historical costs and updated by indicators, including GDP, inflation and the supply/demand curve;
51

•	Estimated discount rate; and
•	Estimated U.S. dollar/real exchange rate.

Following is a sensitivity analysis considering scenarios of increases in the discount rate of 10% and 25% as of December 31, 2020:
	Goodwill GLA	Goodwill Smiles	Airport operation rights
	(in thousands of R$)

Intangible assets - book value	325,381	216,921	1,038,900
Intangible assets - book value - UGC	2,073,145	235,701	2,073,145
Intangible assets - value in use	20,784,520	6,771,427	21,064,362
Intangible assets - discount rate	13.98%	14.72%	12.20%

10% variation	15.38%	16.19%	13.42%
Intangible assets - value in use	17,956,770	6,266,730	19,032,099
Change in value in use	(2,827,751)	(504,697)	(2,032,263)

25% variation	17.48%	18.40%	15.25%
Intangible assets - value in use	14,520,245	5,655,353	16,572,033
Change in value in use	(6,264,275)	(1,116,074)	(4,492,329)

We also performed a sensitivity analysis considering scenarios of decrease in growth rate and decrease in yield. These scenarios did not require a provision for impairment.

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

In addition, in 2019 and 2020, as a consequence of the issuance of the exchangeable senior notes, we had an embedded derivative recognized in our indebtedness balance. In connection with the issuance of the exchangeable senior notes, we entered into cash-settled private capped call transactions with affiliates of certain of the initial purchasers of the exchangeable senior notes. The purpose of the capped call transactions is to reduce the potential dilution of GLAI’s preferred shares and the ADSs.

A sensitivity analysis is provided considering a worse scenario of variation of 10% and 25% for the main assumptions linked to the Company’s derivatives and hedging activities, as set forth below:

	Derivatives					Non-derivatives
	Fuel	Interest rate risk	Foreign currency risk	Capped calls	Exchangeable senior notes	Revenue hedge	Total
	(in US$, except as otherwise indicated )
As disclosed (in thousands of R$):
Derivative assets (liabilities) as of December 31, 2020	34,166	-	1,683	87,663	(346,030)	-	(222,518)
Other comprehensive income as of December 31, 2020	(164,789)	(303,207)	-	-	-	(843,080)	(1,311,076)

Interest rate - LIBOR	-	0.55%	-	-	-	-	-
WTI price	47.74	-	-	-	-	-	-
USD exchange rate	-	-	5.197	-	-	5.197	-
Company’s ADS price	-	-	-	9.82	9.82	-	-

10% variation:
Interest rate - LIBOR	-	0.49%	-	-	-	-	-
WTI price	42.97	-	-	-	-	-	-
USD exchange rate	-	-	4.677	-	-	5.716	-
Company’s ADS price	-	-	-	10.802	10.802	-	-

In thousands of R$
Derivative assets (liabilities) as of December 31, 2020	(30,019)	-	228	96,421	(380,633)	-	(314,003)
Other comprehensive income as of December 31, 2020	(229,037)	(303,207)	-	-	-	(1,163,559)	(1,695,803)

25% variation:
Interest rate - LIBOR	-	0.41%	-	-	-	-	-
WTI price	35.81	-	-	-	-	-	-
USD exchange rate	-	-	3.898	-	-	6.496	-
Company’s ADS price	-	-	-	12.275	12.275	-	-

In thousands of R$
Derivative assets (liabilities) as of December 31, 2020	(103,649)	-	1	109,579	(432,537)	-	(426,606)
Other comprehensive income as of December 31, 2020	(302,802)	(303,207)	-	-	-	(1,644,275)	(2,250,284)

Results of Operations

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Demand in the Brazilian airline market, as measured by RPK, decreased 56.4% in 2020, as compared to 2019, due to the significantly reduced demand for air travel in 2020 resulting from developments relating to the COVID-19 pandemic. Capacity in Brazil, as measured by ASK, decreased 53.9% in the same period.

The following table sets forth domestic and international industry capacity and demand for the periods indicated:

Industry Capacity and Demand(1)	2019	2020	Change
Available Seat Kilometers – ASK (millions)	168,095.5	77,569.1	(53.9)%
Domestic	116,840.2	61,849.1	(47.1)%
International	51,255.2	15,719.9	(69.3)%
Revenue Passenger Kilometers – RPK (millions)	139,550.3	60,907.3	(56.4)%
Domestic	96,480.2	49,488.3	(48.7)%
International	43,070.1	11,419.0	(73.5)%
Load Factor	83.0%	78.5%	(4.5) p.p.
Domestic	82.6%	80.0%	(2.6) p.p.
International	84.0%	72.6%	(11.4) p.p.

_____________

Source: ANAC.

(1)	Considering only Brazilian companies.

In 2020, our total capacity decreased 50.8% and total demand decreased 51.9%, as compared to 2019, resulting in a total load factor of 80.0%, as compared to 82.0% in 2019. Our PRASK decreased 10.6% in 2020, as compared to 2019, due to a combination of a 8.5% yield decrease and a decrease of 1.9 percentage points in load factor.

In 2020, our domestic capacity decreased 46.8%, as compared to 2019, while domestic demand decreased 48.2%, leading to a domestic load factor of 80.6%, 2.3 percentage points lower than in 2019. Also in 2020, our international capacity decreased 75.1% as compared to 2019, while international demand decreased 76.4%, leading to an international load factor of 72.3%, 4.0 percentage points lower than in 2019.

The following table sets forth our domestic and international capacity and demand for the periods indicated:

GOL Capacity and Demand	2019	2020	Change (%)
Available Seat Kilometers – ASK (millions)	51,065	25,142	(50.8)%
Domestic	43,897	23,358	(46.8)%
International	7,168	1,784	(75.1)%
Revenue Passenger Kilometers – RPK (millions)	41,863	20,127	(51.9)%
Domestic	36,391	18,837	(48.2)%
International	5,472	1,290	(76.4)%
Load Factor	82.0%	80.1%	(1.9) p.p.
Domestic	82.9%	80.6%	(2.3) p.p.
International	76.3%	72.3%	(4.0) p.p.

_____________

Source: ANAC.

Our results in 2020 reflect the severe impact that developments relating to the COVID-19 pandemic had on the Brazilian economy, especially in the air travel industry, and on us. To mitigate the steep decline in our revenue, we took multiple measures to cut our operating costs and expenses, which limited our operating margin loss to 14.9% in 2020, which is 30.3 percentage points lower than in 2019. The following table sets forth certain data from our results of operations for the periods indicated:

	Year ended December 31,
	2019	2020
	(in millions of R$)
Net revenue
Passenger	13,077.7	5,783.3
Mileage program, cargo and other	787.0	588.5
Net revenue	13,864.7	6,371.8
Salaries, wages and benefits	(2,361.3)	(1,765.6)
Aircraft fuel	(4,047.3)	(2,025.7)
Landing fees	(759.8)	(411.1)
Aircraft, traffic and mileage servicing	(707.4)	(723.2)
Passenger service expenses	(578.7)	(390.0)
Sales and marketing	(670.4)	(324.2)
Maintenance, materials and repairs	(569.2)	(335.9)
Depreciation and amortization	(1,728.0)	(1,870.6)
Other income (expenses), net	(309.9)	523.0
Total operating costs and expenses	(11,732.0)	(7,323.2)
Equity pick up method	0.1	(0.4)
Income before financial income (expense), net and income taxes	2,132.7	(951.8)
Financial income	389.6	737.0
Financial expense	(1,748.3)	(2,546.2)
Income before exchange rate variation, net	774.0	(2,761.1)
Exchange rate variation, net	(385.1)	(3,056.2)
Income (loss) before income taxes	388.9	(5,817.3)
Income taxes	(209.6)	(78.0)
Net income (loss)	179.3	(5,895.3)

Net Revenue

Net revenue decreased 54.0%, from R$13,864.7 million in 2019 to R$6,371.8 million in 2020. On a unit basis, RASK decreased 6.7%, from R$27.15 cents in 2019 to R$25.34 cents in 2020. This was due to the steep decrease in demand in the domestic and international air travel markets, as a result of developments relating to the COVID-19 pandemic.

Operating Costs and Expenses

Operating costs and expenses decreased 37.6%, from R$11,732.0 million in 2019 to R$7,323.2 million in 2020, mainly due to our initiatives to reduce costs and expenses, including reduction in consumption and average price per liter of fuel, suspension of non-essential investments, suspension of marketing and advertising expenses and a significant reduction in personnel expenses, which effects were partially offset by the depreciation of the real against the U.S. dollar, which adversely affects us by increasing our operating costs and expenses denominated in U.S. dollars.

The following table sets forth a breakdown our operating costs and expenses for the periods indicated:

	Year ended December 31,
	2019	2020	Change %
	(in thousands of R$)
Salaries, wages and benefits	(2,361.3)	(1,765.6)	(25.2)%
Aircraft fuel	(4,047.3)	(2,025.7)	(49.9)%
Landing fees	(759.8)	(411.1)	(45.9)%
Aircraft, traffic and mileage servicing	(707.4)	(723.2)	2.2%
Passenger service expenses	(578.7)	(390.0)	(32.6)%
Sales and marketing	(670.4)	(324.2)	(51.6)%
Maintenance, materials and repairs	(569.2)	(335.9)	(41.0)%
Depreciation and amortization	(1,728.0)	(1,870.6)	8.3%
Other income (expenses), net	(309.9)	523.0	n.m.*
Total operating costs and expenses	(11,732.0)	(7,323.2)	(37.6)%

_____________

(*)	Not meaningful.

On a per unit basis, our CASK increased 26.8%, from R$22.97 cents in 2019 to R$29.13 cents in 2020, and our CASK ex-fuel increased 40.0%, from R$15.05 cents in 2019 to R$21.07 cents in 2020. These increases were a result of the effects of developments relating to the COVID-19 pandemic on the demand for air travel and high fixed costs in the airline industry, which effects were partially offset by a 22.3% reduction in aircraft use in 2020, as compared to 2019.

The following table sets forth certain of our CASK components for the periods indicated:

	Year ended December 31,
Operating Costs and Expenses per Available Seat Kilometer	2019	2020	Change %
	(in cents of reais, except percentages)
Salaries, wages and benefits	4.62	7.02	51.9%
Aircraft fuel	7.93	8.06	1.7%
Landing fees	1.49	1.63	9.9%
Aircraft, traffic and mileage servicing	1.39	2.88	107.7%
Passenger service expenses	1.13	1.55	36.9%
Sales and marketing	1.31	1.29	(1.8)%
Maintenance, materials and repairs	1.11	1.34	19.8%
Depreciation and amortization	3.38	7.44	119.9%
Other income (expenses), net	0.61	(2.08)	n.m.*
CASK	22.97	29.13	26.6%
CASK ex-fuel	15.05	21.07	39.7%
CASK ex-fuel, adjusted(1)	15.06	23.27	54.6%

_____________

(*)	Not meaningful.
(1)	Excluding results of sale and leaseback transactions.

Salaries, wages and benefits decreased 25.2%, from R$2,361.3 million in 2019 to R$1,765.6 million in 2020, mainly due to developments in Brazilian labor law in response to the COVID-19 pandemic, which permitted us to renegotiate labor contracts and reduce wages proportionately to reductions in work hours, as well as to provide for temporary suspensions of employee contracts. Salaries per available seat kilometer increased 51.9% due to the decrease in available seat kilometers. We had 13,899 total employees as of December 31, 2020, representing a 13.7% decrease as compared to December 31, 2019.

Aircraft fuel expenses decreased 49.9%, from R$4,047.3 million in 2019 to R$2,025.7 million in 2020, mainly due to the 42.6% decrease in QAV price per liter and a 51.0% decrease in fuel consumption, as compared to 2019. Aircraft fuel expenses per available seat kilometer increased 1.7% due to the decrease in available seat kilometers.

Landing fees decreased 45.9%, from R$759.8 million in 2019 to R$411.1 million in 2020, mainly due to reduced operations, which effects were partially offset by the average readjustment in landing, navigation and stay fees in the domestic market. Landing fees per available seat kilometer increased 9.9% due to the decrease in available seat kilometers.

Aircraft, traffic and mileage servicing expenses increased 2.2%, from R$707.4 million in 2019 to R$723.2 million in 2020, mainly due to investments in local and international technology, which effects were partially offset by a decrease in assistance and consulting services. Aircraft, traffic and mileage servicing expenses per available seat kilometer increased 107.7% due to the decrease in available seat kilometers.

Passenger service expenses decreased 32.6%, from R$578.7 million in 2019 to R$390.0 million in 2020, mainly due to reduced operations, which effects were partially offset by increased expenses related to agreements with partner airlines in 2020, as compared to 2019. Passenger service expenses per available seat kilometer increased 36.9% due to the decrease in available seat kilometers.

Sales and marketing expenses decreased 51.6%, from R$670.4 million in 2019 to R$324.2 million in 2020, due to reduced marketing campaigns and other cost reduction initiatives. Sales and marketing expenses per available seat kilometer decreased 1.8% due to the decrease in available seat kilometers.

Maintenance, materials and repairs expenses decreased 41.0%, from R$569.2 million in 2019 to R$335.9 million in 2020, mainly due to provisions for aircraft redelivery in 2020 and reversals in 2019 of maintenance reserve provisions that did not recur in 2020. Maintenance, materials and repairs expenses per available seat kilometer increased 19.8% due to the decrease in available seat kilometers.

Depreciation and amortization expenses increased 8.3%, from R$1,728.0 million in 2019 to R$1,870.6 million in 2020, mainly due to the reduction in the average useful life of our aircraft and engines overhauling. Depreciation and amortization expenses per available seat kilometer increased 119.9% due to the decrease in available seat kilometers.

Other income (expenses), net changed from an expense of R$309.9 million in 2019 to an income of R$523.0 million in 2020, mainly due to income from sale and leaseback transactions of 11 aircraft and the reimbursement of expenses incurred due to the grounding of seven Boeing 737-MAX aircraft in 2020. Other income (expenses), net per available seat kilometer changed from an expense of R$0.61 cents to an income of R$2.08 cents.

Net Financial Expense

In 2019, we had a net financial expense of R$1,743.8 million, as compared to a net financial expense of R$4,865.4 million in 2020, as set forth in the following table:
	Year ended December 31,
	2019	2020	Change %
	(in thousands of R$)
Interest on short and long-term indebtedness	(778.6)	(836.6)	7.5%
Interest on lease operations	(488.3)	(818.4)	67.6%
Exchange rate variation, net	(385.1)	(3,056.2)	n.m.*
Derivative results, net	(2.1)	(368.4)	n.m.*
Income from short-term investments	225.5	183.0	(18.9)%
Results from exchangeable senior notes and capped calls(1)	(7.1)	300.3	n.m.*
Other financial expenses, net(2)	(308.2)	(268.9)	(12.7)%
Net financial expense	(1,743.8)	(4,865.4)	179.0%

_____________

(*)	Not meaningful.
(1)	Comprises unrealized gains and conversion rights from the exchangeable senior notes and losses on the related capped call transactions.
(2)	Comprises monetary variations, including inflation indexation, interest income, banking charges and fees, taxes on financial income and others.

Interest expenses on short and long-term indebtedness increased 7.5% from R$778.6 million in 2019 to R$836.6 million in 2020, mainly due to an increase of approximately R$1,567.1 million in total indebtedness in 2020, as compared to 2019, and the appreciation of the U.S. dollar against the real, which effects were partially offset by a decrease in the average annual interest rate from 6.0% to 5.3%. As of December 31, 2019, we had R$8,409.8 million in total indebtedness outstanding and, as of December 31, 2020, we had R$9,977.0 million in total indebtedness outstanding.

Interest expenses on lease operations increased 67.6%, from R$488.3 million in 2019 to R$818.5 million in 2020, mainly due to sale and leaseback transactions of 11 aircraft, an increase in the average annual interest rate of right-of-use leases from 8.6% to 12.0% and the appreciation of the U.S. dollar against the real. As of December 31, 2019, we had R$6,052.8 million in lease liabilities outstanding and, as of December 31, 2020, we had R$7,584.2 million in lease liabilities outstanding.

Exchange rate variation expense increased from R$385.1 million in 2019 to R$3,056.2 million in 2020, mainly due to the appreciation of the U.S. dollar against the real.

In 2019, we recorded a derivatives loss of R$2.1 million, as compared to a derivatives loss of R$368.4 million in 2020, mainly due losses on our fuel price hedging.

Other financial expenses, net decreased from R$308.2 million in 2019 to R$268.9 million in 2020.

Income Taxes

Income tax expense was R$78.0 million in 2020, as compared to an expense of R$209.6 million in 2019.

Net Income (Loss)

As a result of the foregoing, we had a net income of R$179.3 million in 2019, as compared to a net loss of R$6,123.7 million in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

For this discussion, see our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on June 29, 2020.

Segment Results of Operations

We have two operating segments:

•	Flight transportation; and
•	Smiles loyalty program.
57

For more information on our segments, see note 31 to our audited consolidated financial statements included elsewhere in this annual report.

Flight Transportation Segment Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Operating Revenue

Passenger revenue decreased 55.9%, from R$12,592.0 million in 2019 to R$5,555.5 million in 2020, mainly due to a decrease in demand and yields.

Cargo and other revenue decreased 26.6%, from R$463.7 million in 2019 to R$340.2 million in 2020.

Operating Costs and Expenses

Operating costs and expenses decreased 39.4%, from R$11,634.4 million in 2019 to R$7,052.3 million in 2020, mainly due to reduced operations and the implementation of cost reduction initiatives.

Net Financial Expense

Net financial expense increased R$3,073.4 million, from a net financial expense of R$1,870.3 million in 2019 to a net financial expense of R$4,943.7 million in 2020, mainly due to an increase in foreign exchange rate loss of R$2,966.1 million.

Income Taxes

Income tax expense was R$12.9 million in 2020, as compared to R$36.9 million in 2019, mainly due to the recognition of tax losses and social contribution on temporary differences in 2019.

Net Loss

As a result of the foregoing, our flight transportation segment had a net loss of R$5,988.1 million in 2020, as compared to a net loss of R$117.3 million in 2019.

Flight Transportation Segment Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

For this discussion, see our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on June 29, 2020.

Smiles Loyalty Program Segment Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Operating Revenue

Smiles’ operating revenue mainly derives from redemptions, which are recognized when customers exchange their miles for flight tickets, goods or services from Smiles’ airline and commercial partners. Operating revenue also includes breakage and miles that expired without being used.

The following table sets forth Smiles’ operating revenue for the periods indicated:
	Year ended December 31,
	2019	2020	Change %
	(in millions of R$, except percentages)
Miles redemption revenue	866.9	396.8	(54.2)%
Breakage revenue	262.0	225.3	(14.0)%
Other revenue	24.5	11.4	(53.4)%
Taxes on revenue	(102.3)	(60.4)	(40.8)%
Total operating revenue	1,051.1	572.9	(45.5)%

Miles redemption revenue decreased 54.2%, from R$866.9 million in 2019 to R$396.8 million in 2020, due to a decrease in miles redeemed. In 2020, the miles burn/earn ratio, which is the ratio between the number of miles redeemed and accrued, was 67.3%.

Breakage revenue, derived from the expected expiration of miles and miles expired, decreased 14.0%, from R$262.0 million in 2019 to R$225.3 million in 2020, which effects were partially offset by Smiles’ decision to postpone by six months the expiration of miles used to purchase flight tickets that were cancelled as a result of the COVID-19 pandemic.

Other revenue, comprised mainly of cancellation fees, fees related to co-branded credit cards and management fees from Smiles’ loyalty program, decreased 53.4%, from R$24.5 million in 2019 to R$11.4 million in 2020.

Operating Costs and Expenses

Operating costs and expenses increased 27.1%, from R$285.3 million in 2019 to R$362.7 million in 2020, mainly due to an increase in technology services related to Smiles’ operations, which effects were partially offset by a decrease in sales and marketing expenses.
	Year ended December 31,
	2019	2020	Change %
	(in millions of R$, except percentages)
Operating costs and expenses	(285.3)	(362.7)	27.1%
Salaries, wages and benefits	(91.3)	(90.4)	(0.9)%
Mileage servicing	(128.6)	(174.5)	35.7%
Sales and marketing	(82.9)	(66.2)	(20.2)%
Depreciation and amortization	(26.9)	(28.6)	6.4%
Other costs and expenses, net	44.4	(2.9)	n.m.*

_____________

(*)	Not meaningful.

Net Financial Income

Smiles’ net financial income decreased 37.8%, from R$125.8 million in 2019 to R$78.3 million in 2020, mainly due to a decrease in the base annual interest rate from 4.4% in 2019 to 1.9% in 2020, resulting in a decrease in the results of investment funds.
	Year ended December 31,
	2019	2020	Change %
	(in thousands of R$, except percentages)
Financial income, net	125.8	78.3	37.8%
Financial income	125.4	89.5	(28.7)%
Financial expenses	(4.3)	(13.3)	211.1%
Exchange rate variation, net	4.7	2.0	(56.1)%

Income Taxes

Income tax expense was R$92.6 million in 2020, as compared to R$265.0 million in 2019.

Net Income

As a result of the foregoing, our Smiles loyalty program segment had a net income of R$196.0 million in 2020, as compared to a net income of R$626.7 million in 2019, representing a decrease of 68.7%, or R$430.8 million.

Smiles Loyalty Program Segment Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

For this discussion, see our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on June 29, 2020.

B.	Liquidity and Capital Resources

Cash Flows

Operating Activities. We had net cash flows from operating activities of R$753.9 million in 2020, as compared to R$2,461.1 million in 2019, primarily due to reduced operations as a result of developments relating to the COVID-19 pandemic.

Investing Activities. We had net cash flows from investing activities of R$31.8 million in 2020, as compared to net cash flows used in investing activities of R$754.6 million in 2019, mainly due to cash inflows from sale leaseback transactions of R$448.5 million in 2020, cash inflows of R$271.9 million in 2020 from Smiles’ financial investments and the cancellation of all non-essential capital expenditures after March 2020.

Financing Activities. We had net cash flows used in financing activities of R$1,935.5 million in 2020, as compared to net cash flows used in financing activities of R$892.2 million in 2019, mainly due to an increase of R$2,954.7 million in payments on our indebtedness, which effects were partially offset by an increase of R$738.9 million in cash inflows from new financings net of funding costs, a decrease of R$559.0 million in lease payments, a decrease of R$146.3 million in dividends paid by Smiles to non-controlling shareholders, and R$407.3 million in derivatives cash outflows 2019.

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

Our total liquidity, which we calculate as the sum of cash and cash equivalents, short-term investments, restricted cash and accounts receivable, as of December 31, 2020, was R$2,568.1 million, including R$1.1 billion in liquidity held by Smiles.

The following table sets forth certain key liquidity data as of the dates indicated:

	As of December 31,
	2019	2020
	(in millions of R$)
Real denominated	3,034.8	1,965.0
Cash and cash equivalents, short-term investments and short and long-term restricted cash	2,007.7	1,345.5
Short-term receivables	1,027.1	619.5
Foreign exchange denominated	1,238.2	611.4
Cash and cash equivalents and short-term investments	1,035.8	491.3
Short-term receivables	202.4	120.2
Total	4,273.0	2,576.5

As of December 31, 2020, our cash and cash equivalents, short-term investments and restricted cash totaled R$1,836.8 million, comprising R$662.8 million in cash and cash equivalents, R$629.3 million in short-term investments and R$544.6 million in restricted cash.

As of December 31, 2020, we had negative working capital of R$7.2 billion, due to developments related to the COVID-19 pandemic and government measures to address it. We have, since the beginning of the global pandemic, and in response to this scenario, successfully taken a number of measures to protect our liquidity and cash position, including adjusting our flight network, rolling over and deferring short-term obligations, deferring debt and certain lease obligations, significantly reducing fixed and variable costs, and, on the asset side of the working capital equation, extracted cash from a number of our assets, the latter having decreased our current assets during the course of 2020. We will continue to take measures with our suppliers and counterparties, all of which have been highly cooperative with our efforts, in order to maintain our costs low and to preserve our liquidity.

Indebtedness

The following table sets forth our total indebtedness as of the dates indicated:

	As of December 31,
	2019	2020
	(in millions of R$)
Loans and financing	7,863.0	9,171.3
Perpetual notes	546.8	805.7
Lease liabilities	6,052.8	7,584.2
Total indebtedness	14,462.6	17,561.2

In 2019, we issued US$425.0 million in aggregate principal amount of 3.75% exchangeable senior notes due 2024. This innovative issuance received the “2019 Americas Equity Deal of the Year” award from the Airline Economics Aviation 100 Awards. The increase in our total indebtedness in 2020 was due to depreciation of the real against the U.S. dollar and our issuance of US$200.0 million in aggregate principal amount of 8.00% senior secured notes due to 2026, which effects were partially offset by GOL Finance’s redemption of its outstanding 8.875% notes due 2022.

Loans and Financing

The following tables set forth our short-term and long-term indebtedness by type of financing as of the dates indicated:

	As of December 31,
	2019	2020
Short-term indebtedness (including short-term portion of long-term indebtedness)	(in millions of R$)
Local currency	289.4	680.5
Working capital lines of credit(1)	-	239.6
Debentures(2)	289.4	440.9
Foreign currency (U.S. dollars)	2,253.6	1,672.7
Term loan(3)	1,229.6	-
Import financing(4)	664.0	783.7
Secured funding(5)	-	484.1
Engine facility(6)	198.4	217.6
Senior notes(7)	87.7	98.5
Exchangeable senior notes(8)	29.4	38.0
Senior secured notes(9)	-	1.8
Finance guaranteed by engines(10)	31.7	32.6
Perpetual notes(11)	12.8	16.5
Total short-term indebtedness	2,543.0	2,353.3
Long-term indebtedness
Local currency	289.3	163.4
Working capital lines of credit(1)	-	17.3
Debentures(2)	289.3	146.2
Foreign currency (U.S. dollars)	5,577.5	7,460.2
Engine facility(6)	277.5	247.0
Senior notes(7)	2,861.7	3,340.3
Exchangeable senior notes(8)	1,753.5	1,896.9
Senior secured notes(9)	-	953.8
Finance guaranteed by engines(10)	150.9	233.1
Perpetual notes(11)	533.9	789.2
Total long-term indebtedness	5,866.8	7,623.7
Total indebtedness	8,409.8	9,977.0

_____________

(1)	Credit lines in reais raised with private banks.
(2)	Issuance of 88,750 debentures by GLA on October 22, 2018 for early settlement of the Debentures VI.
(3)	Term loan issued by GOL Finance in 2015, in a principal amount of US$300.0 million with an effective interest rate of 6.7% per annum and a backstop guarantee from Delta Air Lines.
(4)	Credit line of import financing for our purchase of spare parts and aircraft equipment.
(5)	In August 2020, we refinanced US$250.0 million to repay in full our US$300.0 term loan upon maturity by means of a secured loan facility with a term of 16 months, maturing in December 2021, at 9.5% interest per annum with monthly amortization payments. This loan facility was secured by Smiles shares, as well as certain other collateral.
(6)	Credit lines in U.S. dollars raised with private banks.
(7)	The balance amount as of December 31, 2019 comprises 8.875% senior notes due 2022, which we redeemed in whole on March 23, 2020, and 7.000% senior notes due 2025, in each case issued by GOL Finance. The balance amount as of December 31, 2020 comprises 7.000% senior notes due 2025. For a detailed break-down, see note 17 to our audited consolidated financial statements included elsewhere in this annual report.
(8)	Issuance of exchangeable senior notes in March, April and July 2019 in an aggregate principal amount of US$425.0 million.
(9)	Issuance of 8.00% senior secured notes due 2026 in December 2020 in an aggregate principal amount of US$200.0 million.
(10)	Loans entered into in June 2018 in which five engines are granted as collateral. The interest rates negotiated were from LIBOR 6m+2.35% per annum to LIBOR 6m+4.25% per annum.
(11)	Issuance of perpetual notes by GOL Finance in April 2006 to finance aircraft purchases and repayments of loans.

The following table sets forth the maturities and interest rates of our indebtedness as of December 31, 2020:

	Maturity	Interest per annum.	Currency
Working capital – lines of credit	October 2025	6.48%	Real
Debentures	March 2022	120.00% of CDI CDI + 5.40% CDI + 3.50%	Real
Import financing	June 2021	5.63%	U.S. dollar
Secured funding	December 2021	9.50%	U.S. dollar
Engine facility	September 2024	1.70%	U.S. dollar
Exchangeable senior notes 2024	July 2024	3.75%	U.S. dollar
Senior notes 2025	January 2025	7.00%	U.S. dollar
Senior secured notes 2026	June 30, 2026	8.00%	U.S. dollar
Loan facility	March 2028	4.73%	U.S. dollar
Perpetual notes	-	8.75%	U.S. dollar

The following table sets forth our payment schedule, in nominal amounts, as of December 31, 2020, in millions of reais, for our short-term and long-term loans and financing:

	2021	2022	2023	2024	2025	Thereafter	Without maturity	Total
Real denominated
Working capital line of credit	239.6	7.5	4.8	2.5	2.5	-	-	256.9
Debentures	440.9	146.2	-	-	-	-	-	587.1
U.S. dollar denominated
Import financing	783.7	-	-	-	-	-	-	783.7
Secured funding	484.1	-	-	-	-	-	-	484.1
Engine facility	217.6	73.0	23.1	150.9	-	-	-	464.5
Exchangeable senior notes 2024	38.0	-	-	1,896.9	-	-	-	1,934.9
Senior notes 2025	98.5	-	-	-	3,340.3	-	-	3,438.8
Senior secured notes 2026	1.8	-	-	-	-	953.8	-	955.7
Finance guaranteed by engines	32.6	30.9	32.0	33.0	34.2	103.0	-	265.7
Perpetual notes	16.5	-	-	-	-	-	789.2	805.7
Total	2,353.3	257.7	59.8	2,083.3	3,377.0	1,056.8	789.2	9,977.0

Our total short-term indebtedness, as of December 31, 2020, was of R$2,353.3 million, comprising interest accrued in perpetual notes of R$16.5 million and loans and financing of R$2,336.8 million. Our total long-term indebtedness was of R$7,623.7 million, comprising R$789.2 million in perpetual notes and R$6,834.5 million in loans and financing.

Secured Funding

In August 2020, we refinanced US$250.0 million with Delta Airlines to repay in full our US$300.0 term loan upon maturity by means of a secured loan facility with a term of 16 months, maturing in December 2021, at 9.5% interest per annum with monthly amortization payments. This loan facility was secured by Smiles shares, as well as certain other collateral. As of December 31, 2020, we had paid US$157.0 million (R$833.2 million).

Senior Secured Notes

In December 2020, GOL Finance issued US$200.0 million in aggregate principal amount of 8.00% senior secured notes due 2026. These notes will mature on June 30, 2026, are callable as of December 2022 and are secured by fiduciary assignments of (i) substantially all of GLA’s intellectual property, including patents, trademarks, brand names and domain names, and (ii) GLA’s aircraft spare parts located in Brazil.

For more information on our indebtedness, see note 17 to our audited consolidated financial statements included elsewhere in this annual report.

Leases

The following table sets forth our short-term and long-term lease as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
Short-term lease	(in millions of R$)
Local currency	21.8	32.5
Right of use leases without purchase option	21.8	32.5
Foreign currency (U.S. dollars)	1,382.9	1,284.5
Short-term lease and variable payments	-	16.3
Right of use leases with purchase option	128.9	-
Right of use leases without purchase option	1,254.0	1,268.2
Total short-term indebtedness	1,404.7	1,317.0
Long-term lease
Local currency	23.0	15.0
Right of use leases without purchase option	23.0	15.0
Foreign currency (U.S. dollars)	4,625.0	6,252.2
Right of use leases with purchase option	419.9	-
Right of use leases without purchase option	4,205.1	6,252.2
Total long-term lease	4,648.0	6,267.2
Total lease	6,052.7	7,584.2

As of December 31, 2020, our total short-term lease was R$1,317.0 million and our total long-term lease was R$6,267.2 million.

For more information on our lease balances, see note 18 to our audited consolidated financial statements included elsewhere annual report.

Covenant Compliance

Our long-term financings (excluding our perpetual notes and finance leases) are subject to restrictive covenants, and our term loan and Debentures VII have restrictions that require us to comply with specific liquidity and interest expense coverage ratios. As of December 31, 2020, we were either in compliance with our covenants or have obtained waivers for any covenant non-compliance. For further information on our covenant compliance and waivers, see note 17.3 to our audited consolidated financial statements included elsewhere in this annual report.

Capital Resources

We typically finance our aircraft through leases. Although we expect that lease financings will be available for our future aircraft deliveries, we cannot assure you that we will be able to secure financings on terms attractive to us, if at all. To the extent we cannot secure financing, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs. We expect to continue to require working capital investment due to the use of credit card installment payments by our customers. While our capital resources depend on market conditions that are subject to risks beyond our control, our goal is to meet our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by short-term credit lines.

As of December 31, 2020, we had 95 firm Boeing 737 MAX aircraft orders representing commitments of R$23,269.2 million (US$4,447.7 million) for deliveries through 2028. In March 2020, we reached an agreement regarding compensation for the grounding of the Boeing 737 MAX aircraft and order book restructuring with Boeing, which contemplates certain changes to our payment schedules and deferrals of our purchase orders for 2020, 2021 and 2022 by 14, 20 and 13 aircraft, respectively, as well as termination of 34 purchase orders, all in order to provide us with flexibility to implement our fleet requirements.

We expect to meet our pre-delivery deposits by using long-term loans from private financial institutions guaranteed by first tier financial institutions and capital markets financing, including long-term and perpetual notes as well as sale-leaseback transactions.

For information regarding our negative working capital, see note 1.2 to our audited consolidated financial statements included elsewhere in this annual report and “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and the Brazilian Airline Industry—Our financial statements as of and for the years ended December 31, 2019 and 2020 contain a going concern emphasis, due to the significant drop in demand for air travel as a result of the effects of developments relating to the COVID-19 pandemic, and specifically the actions taken by the Brazilian government to address it, which are largely out of our control, and our resulting negative working capital.”

We meet our payment obligations relating to aircraft acquisitions with our own funds, short and long-term indebtedness, cash provided by our operating activities, short- and medium-term lines of credit and supplier financing.

Equity

As of December 31, 2020, we had total equity representing a deficit of R$13,783.9 million.

Recent Accounting Pronouncements

There are no new accounting pronouncements or interpretations applicable to annual periods beginning on or after January 1, 2020 that management expects to have a significant impact on our financial information (see note 4.27 to our audited consolidated financial statements included elsewhere in this annual report).

In 2020, the following standards were amended: IFRS 3 (definition of business); IAS 39, IFRS 7 and IFRS 15 (reform of the reference interest rate); IAS 1 and IAS 8 (definition of material). These amendments had no impact on our consolidated financial statements. The IASB also reviewed Conceptual Framework for the Financial Report updated definitions and recognition criteria for assets and liabilities, and clarified certain concepts, which also had no impact on our consolidated financial statements.

In January 2016, the IASB issued IFRS 16, which replaced IAS 17 – Leases, IFRIC 4 – Determining whether an Arrangement Contains a Lease, SIC 15 – Operating Lease-Incentives and SIC 27 – Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets the principles for recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. IFRS 16 establishes the conditions for recognition, measurement and disclosure of lease operations and requires that, for the majority of leases, the lessee recognize a liability to make lease payments and an asset representing the right of use of the underlying asset during the lease term. We adopted IFRS 16 as of January 1, 2019 using the modified retrospective method and we did not restate our financial information for the year ended December 31, 2018 for comparative purposes. Consequently, information regarding our indebtedness as of December 31, 2019 and December 31, 2020 are not comparable to information regarding our indebtedness as of December 31, 2018. Since our adoption of IFRS 16, our indebtedness includes our total short and long-term loans and financings and leases.

In May 2020, the IASB issued an amendment to IFRS 16 to provide a concession for lessees in the application of the guidelines on the modification of a lease, when accounting for the related benefits as a direct result of the COVID-19 pandemic. As a practical expedient, a lessee may choose not to assess if a benefit related to COVID-19 granted by the lessor is a modification of the lease. The lessee who makes this option must account for any change in the lease payment resulting from the benefit granted in the lease agreement related to COVID-19 in the same way that it would account for the change applying IFRS 16 if the change was not a change of the lease agreement. For agreements renegotiated until June 2020, which had only their payments postponed until June 2021, and meet the conditions provided for in the standard, we chose not to evaluate such changes as changes to the lease agreements, having applied the practical expedient.

For information on the impact of the adoption of new accounting standards, interpretations or amendments, see note 4.25 to our audited consolidated financial statements included elsewhere in this annual report.

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

As a result of developments relating to the recent global pandemic and government measures to address it, including severe travel restrictions and reduced demand for air travel, we reduced our operations to an essential service in April 2020. Demand for flights began growing since the third week of May 2020 and data showed an increase in demand for both business and leisure air travel. As a result, we began gradually adding flights to our network and this gradual upward trend continued through 2020.

In January 2021, our capacity increased to an average of 489 daily flights, and we operated approximately 628 daily flights on peak days, representing approximately 70% of capacity compared to 2019, serving customers who flew during the summer vacation in Brazil. In February 2021, we adjusted our capacity to 355 daily flights, representing a 38% reduction compared to January 2021 and a 48% reduction compared to February 2020, and operated approximately 469 daily flights on peak days.

In January 2021, we reached a new record of passengers transported since the beginning of the pandemic with more than 93,000 customers served in a single day. However, we recorded an 18% and 28% reduction in the level of sales in January and February 2021, respectively, compared to the respective prior month, due to a “second wave” of COVID-19, resulting in an increase in cases and hospitalizations in Brazil, combined with customers awaiting vaccination and the beginning of the low travel season in Brazil. As a result, we took advantage of our flexible operating model and adjusted our network in response to this lower demand. In March 2021, we are operating approximately 250 daily flights, which represents approximately 40% of our daily flights in March 2020. We have adapted our fleet to operate 59 aircraft in order to control capacity and costs during this period of lower demand.

In order to help speed up Brazil’s national immunization program, we have made available a portion of our cargo space and passenger seats to transport COVID-19 vaccines and health workers.

The rate at which our operations resume and the impact on our revenue depend on developments relating to the COVID-19 pandemic, government measures to address it and the rate of Brazil’s economic recovery – all of which remain highly uncertain as of the date of this annual report, but we believe we have the best flexibility and fleet model to respond to any demand trends.

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

E.	Off-Balance Sheet Arrangements

As of December 31, 2020, we had no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Our contractual obligations as of December 31, 2020 included the following:

	Total	2021	2022	2023	2024	2025	There- After	Without Maturity
	(in millions of R$)
Non-derivative contractual obligations
Leases	7,584.2	1,317.0	1,346.3	1,152.1	891.4	746.3	2,131.0	-
Loans and financing	9,977.0	2,353.3	257.7	59.8	2,083.3	3,377.0	1,056.8	789.2
Total non-derivative contractual obligations	17,561.2	3,670.3	1,604.0	1,211.9	2,974.7	4,123.3	3,187.8	789.2

Derivative financial instruments
Fuel derivative	5.3	5.3	-	-	-	-	-	-
Total derivative financial instruments	5.3	5.3	-	-	-	-	-	-
Aircraft commitments
Pre-delivery deposits	8,315.8	185.0	1,287.1	2,657.0	2,903.2	1,197.2	86.3	-
Aircraft purchase commitments(*)	23,269.2	-	-	3,353.7	6,843.7	8,386.8	4,685.0	-
Total aircraft commitments	31,585.0	185.0	1,287.1	6,010.7	9,746.9	9,584	4,771.3	-
Total	49,151.5	3,860.6	2,891.1	7,222.6	12,721.6	13,707.3	7,959.1	789.2

_____________

(*)	Comprises 95 firm orders for the acquisition of Boeing 737 MAX aircraft, of which 73 were for 737 MAX-8 and 22 were for 737 MAX-10. Amounts disclosed reflect certain discounts negotiated with suppliers as of the balance sheet date, which discounts are calculated on highly technical bases and are subject to multiple conditions and constant variations. Among the factors that may affect discounts are changes in our purchase agreements, including order volumes. Amounts disclosed do not reflect recent amendments to our purchase agreements. In March 2020, we reached an agreement regarding compensation for the grounding of the Boeing 737 MAX aircraft and order book restructuring with Boeing, which contemplates certain changes to our payment schedules deferrals of our purchase orders for 2020, 2021 and 2022 by 14, 20 and 13 aircraft, respectively, as well as termination of 34 purchase orders, all in order to provide us with flexibility to implement our fleet requirements. As of the date of this annual report, we have an order book of 73 Boeing 737-8 MAX and 22 Boeing 737-10 MAX aircraft for delivery through 2028. In addition, the amounts and timing of our actual cash disbursements relating to our aircraft and engine purchase commitments may differ due to our right to offset certain obligations with credits we have against suppliers.
65

ITEM 6.                    Directors, Senior Management and Employees

A.	Directors and Senior Management

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

A number of committees support and advise our management and board of directors. These committees actively participate in our management’s strategic and key decisions and we believe they add substantial value to our business. We have the following committees and subcommittees: (i) corporate governance and people policies committee, (ii) financial policy committee, (iii) accounting, tax and financial statements policies subcommittee, (iv) risk policies committee, (v) alliances committee and (vi) statutory audit committee. Our statutory audit committee is a permanent advisory body to our board of directors and its responsibilities are set by Rule No. 308/99, as amended, of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or the CVM. Pursuant to our bylaws, a permanent governance committee must be installed if our controlling shareholder holds an economic interest in us equal to or less than 35%.

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

The following table sets forth the name, age and position of each member of our board of directors. A brief biography of each follows the table.

Name	Age	Position
Constantino de Oliveira Junior	52	Chairman
Joaquim Constantino Neto	56	Director
Ricardo Constantino	57	Director
Anna Luiza Serwy Constantino	31	Director
André Béla Jánszky(1)	69	Director
Antonio Kandir(1)	67	Director
Germán Pasquale Quiroga Vilardo(1)	53	Director
Francis James Leahy Meaney(1)	56	Director
Philipp Schiemer(1)(2)	56	Director

_____________

(1)	Independent director.
(2)	Initially appointed at our annual shareholders’ meeting on April 16, 2020.

Constantino de Oliveira Junior has been a member of our board of directors since we were founded in 2001 and is currently the chairman of our board of directors. He served as our chief executive officer from 2001 to 2012. Mr. de Oliveira introduced the “low-cost, low-fare” concept in the Brazilian airline industry and was named “Most Valuable Executive” by the Brazilian newspaper Valor Econômico in 2001 and 2002. In 2003, he was elected the leading executive in the logistics sector by the readers of Gazeta Mercantil, a Brazilian financial newspaper, and in 2008, he was named a “Distinguished Executive” in the air transportation category at the Latin American Aeronautics Gallery awards, sponsored by IATA. From 1994 to 2000, he served as director of a land passenger transportation company. Mr. de Oliveira studied business administration at the Universidade do Distrito Federal and attended the Executive Program on Corporate Management for Brazil conducted by the Association for Overseas Technical Scholarships. He is also a member of our corporate governance and people policies committee, financial policy committee, risk policies committee and alliances committee. Mr. de Oliveira holds 25% of our direct controlling shareholder, Fundo de Investimento em Participações Volluto Multiestratégia Investimento no Exterior, or FIP Volluto. For more information, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

André Béla Jánszky has been a member of our board of directors since 2016. Mr. Jánszky has decades of experience as a corporate finance and mergers and acquisitions lawyer. Until November 2016, he was the partner responsible for the Latin America practice of Milbank LLP and managing partner of the firm’s São Paulo office. He was until recently on the board of directors of sporting goods e-commerce company Netshoes Limited. Mr. Jánszky is the coordinating member of our statutory audit committee and is a member of our corporate governance and people policies committee.

Antonio Kandir has been a member of our board of directors since August 2004. Mr. Kandir is an economic consultant. During the last ten years, he has served on the board of directors of several companies and managed various investment funds. Mr. Kandir is a member of the board of directors of AEGEA, CSU, CPFL, COIMEX and MRV. Mr. Kandir also served for two terms as a member of Brazil’s Chamber of Deputies, during which he also served as planning and budget minister, secretary of economic policy and president of the Privatization Council. He holds a bachelor’s degree in production engineering from the Escola Politécnica at Universidade de São Paulo and bachelor’s, master’s and doctoral degrees in economics from the Universidade Estadual de Campinas. Mr. Kandir is a member of our statutory audit committee, corporate governance and people policies committee, financial policy committee and risk policies committee.

Germán Pasquale Quiroga Vilardo has been a member of our board of directors since 2016. He was the founder and CEO of TV1.com, CIO and CMO of Americanas.com, CIO and CMO of Cyrela Brasil Realty and founder, CEO and member of the board of directors of Pontofrio.com, Nova Pontocom and various other e-commerce companies. He is a member of the board of directors of Centauro, Abrarec and Fecomércio. He is also a founding member of the board of directors of Cobasi Digital and was the founder of OMNI55 Consulting. Mr. Quiroga holds a bachelor’s degree in electronic engineering from the Instituto de Engenharia Militar and a master’s degree in digital systems from the Polytechnic School of the Universidade de São Paulo (USP).

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

The following table sets forth the name, age and position of each of our executive officers. A brief biography of each follows the table.

Name	Age	Position
Paulo Sergio Kakinoff	46	President and Chief Executive Officer
Richard Freeman Lark, Jr.	54	Executive Vice President, Chief Financial Officer and Investor Relations Officer
Eduardo José Bernardes Neto	46	Vice President and Chief Commercial Officer
Celso Guimarães Ferrer Junior	38	Vice President and Chief Operations Officer

Paulo Sergio Kakinoff has been our president and chief executive officer since July 2012. He served as an independent member of our board of directors from January 2010 to June 2012. He held the position of chief executive officer at Audi Brazil until June 2012, having worked for the Volkswagen Group for 18 years as the sales and marketing officer at Volkswagen Brasil and as the executive officer for South America at the Volkswagen Group’s head offices in Germany. Mr. Kakinoff also served as the vice president of the Brazilian Association of Importers of Motor Vehicles (ABEIVA) and was a member of the board of directors of Volkswagen Participações. Mr. Kakinoff serves as a member of the boards of directors of Smiles, Porto Seguro S.A. and Grupo Vamos. He also serves as a member of the board of the non-profit organizations Todos pela Educação (focused on education) and Atletas pelo Brasil (focused on sports). He holds a bachelor’s degree in business administration from Mackenzie University, in São Paulo. Mr. Kakinoff is a member of our corporate governance and people policies committee, risk policies committee, financial policy committee and alliances committee.

Richard Freeman Lark, Jr. has been our executive vice president, chief financial officer and investor relations officer since July 2016. Mr. Lark has been working with GOL for 18 years, as our chief financial officer from 2003 to 2008, as a member of our board of directors from 2008 to 2016 and as a member of our audit committee from 2013 to 2016. From 2000 to 2003, he served as chief financial officer of Americanas.com, one of the leading Brazilian e-commerce companies. Prior to joining Americanas.com, Mr. Lark was employed by the investment banking divisions of Morgan Stanley & Co., Citicorp and The First Boston Corporation. Mr. Lark served as a member of the advisory boards of the Kellogg Institute for International Studies at the University of Notre Dame, Associação Vida Jovem, Casa Santa Teresinha and as president of the American Society of São Paulo. He participated in the global executive leadership program at the Yale School of Management and holds a master’s degree in business administration from the UCLA Anderson School of Management and a bachelor’s degree in finance and business economics and philosophy from the University of Notre Dame. Mr. Lark is a member of our financial policy committee and risk policies committee.

Eduardo José Bernardes Neto has been our vice president and chief commercial officer since February 2015. Mr. Bernardes is responsible for sales, marketing, distribution, ancillary revenues and revenue management. He has been with GOL for 20 years, having joined our commercial area as an account manager in February 2001. Mr. Bernardes coordinated the opening of several of our national and international facilities. He was also a member of the board of directors of UATP from 2009 to 2016. Mr. Bernardes has a degree in business administration from Faculdade Ibero-Americana with a specialization in foreign trade.

Celso Guimarães Ferrer Junior has been our vice president and chief operations officer since March 2019. He has been with GOL for 17 years and served as our vice president and chief planning officer from February 2015 to March 2019. Mr. Ferrer is responsible for our operations, maintenance, airports, operational safety, network planning and fleet. He is also a pilot of Boeing 737-700, Boeing 737-800 Next Generation and Boeing 737-8 MAX aircraft. Mr. Ferrer holds a master’s degree in business administration from INSEAD and holds a degree in economics from the Universidade de São Paulo and in international relations from the Pontifícia Universidade Católica de São Paulo.

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

In 2020, the aggregate compensation, including cash and benefits-in-kind but excluding stock options, to the members of our board of directors and executive officers was R$7,840.9 million.

Stock Option Plan and Restricted Share Plan

Our stock option plan was initially approved by our shareholders on December 9, 2004 and amended on April 30, 2010 and October 19, 2012. On October 19, 2012, our shareholders also approved a restricted share plan. On October 7, 2020, our extraordinary shareholders’ meeting approved our new stock option and restricted share plans. The plans aim to encourage management and employees to contribute to our success. They are managed by both our corporate governance and people policies committee and our board of directors.

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

The vesting period of the stock options is three or four years. The stock options vesting in three years become vested at 20% as from the first year, an additional 30% as from the second year and the remaining 50% as from the third year. For stock option plans exercisable in four years, beneficiaries may exercise 20% in the first year, 20% in the second year, 30% in the third year and 30% in the fourth year. Restricted shares vest after three or four years.

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

In the last three years, we granted 3,228,973 stock options, which represented 0.9% economic interest in our company or 1.2% of our preferred shares, as of December 31, 2020. Of the total options granted, 7,587,276 were outstanding as of December 31, 2020, which represented 2.1% economic interest in our company. In the last three years, 8,421,590 stock options were exercised.

Additionally, in the last three years, we granted 1,574,774 restricted shares, which represented 0.4% economic interest in our company or 0.6% of our preferred shares, as of December 31, 2020. As of December 31, 2020, we had 2,376,418 restricted shares outstanding, which represented 0.7% economic interest in our company. In 2020, we transferred 1,182,356 preferred shares as a result of the vesting of restricted shares.

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

Committees of the Board of Directors and Board of Executive Officers

Our board of directors has the following committees: statutory audit committee, corporate governance and people policies committee, financial policy committee, alliances committee and risk policies committee, an accounting, tax and financial statements policies subcommittee and a fiscal board. Our board of executive officers has management, executive, budget, investment, corporate governance and risk management committees. Not all the members of our committees are members of our board of directors or of our board of executive officers, as in certain committees we appoint outside experts.

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

As of December 31, 2020, we had 14,966 total employees and 13,698 active employees, which considers interns, employees on maternity leave and employees on vacation. During the COVID-19 pandemic, we adopted a series of measures to reduce labor costs, including compensation reductions and deferrals. We entered into agreements with our employees, valid for 18 months, providing flexibility and stability for our team (926 captains, 964 co-pilots and 3,262 flight attendants), and we reduced airmen working hours by up to 50%. We also implemented salary cuts of 60% for middle and top managers, officers, vice-presidents and our chief executive officer, and implemented an unpaid leave program for an average of 90 days, which 8,391 employees joined.

We invest significant resources promoting the well-being of our employees, including by providing health care plan benefits and a dedicated human resources team to provide guidance to employees. We train our own pilots. We also provide extensive ongoing training for our flight attendants and customer service representatives. In addition to the required technical training, which follows the strictest international standards, we also provide comprehensive managerial training to our pilots and flight attendants through crew resource management and line oriented flight training programs, emphasizing the importance of resource management to provide the best service to our passengers.

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

A national aviators’ union represents Brazil’s pilots and flight attendants, and other regional aviation unions represent ground employees of air transportation companies. Approximately 27% of our employees are members of unions. Negotiations regarding cost of living wages and salary increases are conducted annually between the workers’ unions and a national association of airline companies. There is no salary differential or seniority pay escalation among our pilots. Work conditions and maximum work hours are regulated by government legislation and are not the subject of labor negotiations. Since the commencement of our operations, we have not had a work stoppage by our employees. We believe we have a good relationship with our employees and the unions that represent them and we comply with all collective bargaining agreements.

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

The members of our board of directors and our board of executive officers directly own an aggregate of approximately 1.2% of our preferred shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” FIP Volluto and MOBI FIA are funds directly controlled by Constantino de Oliveira Junior, the chairman of our board of directors, and his brothers Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

For a description of stock options granted to our board of directors and our executive officers, see “—B. Compensation—Stock Option Plan and Restricted Share Plan.”

ITEM 7.                    Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of December 31, 2020, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all of our directors and executive officers as a group.

Each shareholder’s percentage ownership in the following table is based on the 2,863,682,710 common shares and 274,024,257 preferred shares outstanding as of December 31, 2020:
	Common Shares		Preferred Shares(2)(3)		Total Shares		Economic Interest
	Shares	(%)	Shares	(%)	Shares	(%)	(%)
FIP Volluto(1)	2,863,682,150	100.00%	-	0.00%	2,863,682,150	91.27%	22.99%
MOBI FIA(4)(5)	-	0.00%	102,953,776	37.57%	102,953,776	3.28%	28.93%
Air France – KLM	-	0.00%	4,246,620	1.55%	4,246,620	0.14%	1.19%
Executive officers and directors(6)	560	0.00%	3,404,543	1.24%	3,405,103	0.11%	0.96%
Treasury shares	-	0.00%	1,824,034	0.67%	1,824,034	0.06%	0.51%
Free float(5)	-	0.00%	161,595,284	58.97%	161,595,284	5.15%	45.41%
Total	2,863,682,710	100.00%	274,024,257	100.00%	3,137,706,967	100.00%	100.00%

_____________

(1)	FIP Volluto is controlled equally by Constantino de Oliveira Junior, the chairman of our board of directors, and his brothers Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.
72

(2)	In December 2017, FIP Volluto converted 2,171,354,430 common shares into preferred shares.
(3)	Preferred shares are entitled to a dividend 35 times the dividend paid per common share. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”
(4)	In December 2018, FIP Volluto transferred our preferred shares that it held to MOBI FIA, owned by the same beneficial owners of FIP Volluto. FIP Volluto, which holds 100% of our common shares, continues to be our direct controlling shareholder.
(5)	In March 2019, we received notice from Bank of America Corporation, which operates the ADS lending facility in the context of the exchangeable senior notes, that it had acquired, through various subsidiaries, 33,863,549 preferred shares, representing 12.36% of our total preferred shares owned by MOBI FIA, as a result of transactions relating to the ADS lending facility.
(6)	Includes 140 shares owned by a member of our controlling family. Does not consider the shares indirectly owned by Constantino de Oliveira Junior, the chairman of our board of directors, through FIP Volluto and MOBI FIA.

According to our internal share record, which contains information regarding the ownership of our shares and the ADSs as filed by the holders of such shares and ADSs, as of December 31, 2020, 36.2% of our free float was traded in the United States.

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

In 2018, 2019 and 2020, GLA recorded expenses of R$12.2 million, R$10.6 million and R$5.8 million, respectively, under these agreements.

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

As of December 31, 2020, we had provisions for civil proceedings of R$100.8 million, provisions for labor proceedings of R$269.3 million and provisions for tax proceedings of R$22.3 million.

In 2007, we commenced an arbitration before the International Chamber of Commerce against the sellers of VRG and their controlling shareholders relating to a purchase price adjustment. In January 2011, the arbitral tribunal ruled in our favor against the sellers of VRG and their controlling shareholders. We brought enforcement proceedings to collect the award amount of R$200.3 million in U.S. federal courts. However, U.S. federal courts refused to enforce the arbitral award and we may not be able to collect the judgment in the United States. In August 2020, we appealed the decision that dismissed the ratification of the arbitration award in Cayman Islands and the decision was subsequently reversed by the court, which held that the arbitration award is valid and can be enforced in Cayman Islands. The sellers appealed to the Supreme Court of Cayman Islands and the decision is pending. We believe that the chance of success in enforcing the award is possible.

We are party to proceedings relating to the applicability of tax on services (imposto sobre serviços), or ISS, in the amount of R$25.7 million on revenue from certain of our activities related to agreements with partners from 2007 to 2010. Based on the opinion of our legal counsel, we believe that these proceedings represent a possible risk of loss. As of December 31, 2020, we had no provisions or judicial deposits for these proceedings.

We are party to proceedings relating to the applicability of a fine imposed by Brazilian customs authorities in the amount of R$66.1 million for the alleged breach of certain rules regarding the temporary import of aircraft. Based on the opinion of our legal counsel, we believe that these proceedings represent a possible risk of loss. As of December 31, 2020, we had no provisions or judicial deposits for these proceedings.

In addition, we are questioning infraction notices regarding goodwill from BSSF Air Holdings, in the amount of R$65.6 million. Although the outcome of these proceedings cannot be anticipated, our management understands that the final decisions in these proceedings will not have a material adverse impact on our financial position, operating results or cash flows. As of December 31, 2020, we had no provisions or judicial deposits for these proceedings.

We are party to proceedings relating to infraction notices regarding goodwill from GLA, in the amount of R$88.6 million. Although the outcome of these proceedings cannot be anticipated, our management understands that the final decisions in these proceedings will not have a material adverse impact on our financial position, operating results and cash flows. As of December 31, 2020, we had no provisions or judicial deposits for these proceedings.

In May 2018, Smiles received an infraction notice regarding the amortization of goodwill from the acquisition of shares of Smiles by GA Smiles Participações S.A. in December 2013, and the deduction of financial expenses in the context of an issuance of debentures by Smiles in June 2014. Based on the opinion of our legal counsel, R$126.4 million represent a possible risk of loss. As of December 31, 2020, we had no provisions or judicial deposits for these proceedings.

GLA is discussing the non-incidence of an additional 1% COFINS rate on imports of aircraft and parts, which would amount to R$94.8 million as of December 31, 2020. GLA’s legal counsel determined a possible risk of loss due to there being no express revocation of the tax relief (zero rate) granted to regular flight transportation companies. As of December 31, 2020, we had no provisions for these proceedings.

In September 2020, a class action complaint was filed against us and our chief executive officer and chief financial officer in the federal courts of New York. The complaint has since been amended to include the chairman of our board of directors and the members of our audit committee. The plaintiff is claiming alleged losses resulting from alleged misleading disclosure. We are vigorously contesting the complaint and believe that there is no merit to these claims. Consequently, we have not made any provisions related to this matter.

For more information on our legal proceedings and contingencies, see note 24.3 to our audited consolidated financial statements included elsewhere in this annual report.

Internal Control Programs, Compliance Programs and Investigation

Since 2016, we have taken several measures to strengthen and expand our internal control and compliance programs, which include:

•	hiring specialized companies to evaluate risks and review internal controls related to fraud and corruption;
•	integrating the compliance and internal controls functions in the same department, which reports directly to our chief executive officer, and has independent access to our board of directors and statutory audit committee;
•	monitoring transactions involving politically exposed persons;
•	improving our supervision procedures of the execution of services hired from third parties;
•	updating our hiring policies and the management of our contracts flows; and
•	reviewing our code of ethics, manual of conduct and several compliance policies, including the mandatory training policy.

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

Payment of interest to a holder that is not domiciled in Brazil for Brazilian tax and regulatory purposes, or a “non-Brazilian holder,” is subject to withholding income tax at the rate of 15%, or 25% if the non-Brazilian holder is domiciled in a country or location that does not impose income tax or where the income tax rate is lower than 20%, or a Low or Nil Tax Jurisdiction, or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficial owner of the income derived from transactions carried out and attributable to a non-Brazilian holder. A reduced 17% threshold, as opposed to 20%, applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules established by Brazilian tax authorities. These payments may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest attributable to shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend.

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

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial condition or results of operations since December 31, 2020.

ITEM 9.                    The Offer and Listing

A.	Offer and Listing Details

In the United States, our preferred shares trade in the form of ADSs. Each ADS represents two preferred shares. The ADSs are issued by the depositary pursuant to a deposit agreement. The ADSs commenced trading on the NYSE on June 24, 2004 under the ticker “GOL.” Our preferred shares trade on the B3 under the ticker “GOLL4.” As of December 31, 2020, the ADSs represented 21.9% of our preferred shares and 36.2% of our current global public float.

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

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2020, the aggregate market capitalization of the B3 was R$4.2 trillion and the 10 largest companies listed on the B3 represented approximately 48.1% of the total market capitalization of all listed companies. In contrast, as of December 31, 2020, the aggregate market capitalization of the NYSE was US$28.6 trillion. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—The relative volatility and illiquidity of the Brazilian securities markets, and securities issued by airlines in particular, may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.”

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

Description of Capital Stock

General

As of December 31, 2020, our share capital comprised 2,863,682,710 common shares and 274,024,257 preferred shares, each with no par value.

Issued Share Capital

Under our bylaws, our authorized capital as of December 31, 2020 was R$6 billion, and can be increased by the issuance of preferred or common shares, after approval by our board of directors. Our shareholders must approve any capital increase that exceeds our authorized capital. Under our bylaws and Brazilian corporate law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their holdings. See “—Preemptive Rights.”

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

A non-Brazilian holder of preferred shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. This delay may adversely affect the amount in U.S. dollars received by the non-Brazilian holder.

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
83

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

Transfer Restrictions

Our controlling shareholder, as established on March 23, 2015, must hold at least 15,731,925 of our preferred shares. Transfers of common shares owned by the controlling shareholder or of preferred shares resulting from the conversion of common shares are subject to the restrictions below:

a) The transfer of common shares owned by the controlling shareholder or of preferred shares resulting from the conversion of common shares, in one or more private transactions, outside of an exchange or organized over-the-counter market, are only allowed, independently of the percentage of common shares or preferred shares subject to such transaction, if the acquirer of those common shares or preferred shares agrees not to transfer the acquired shares on an exchange or organized over-the-counter market for 12 months commencing on the date of the transaction. In these cases, the controlling shareholder cannot make a new private transfer, outside of a stock exchange or a block trade, of common shares or preferred shares resulting from the conversion of common shares for six months commencing on the date of the transaction.

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

With respect to the ADSs, arguably the gains realized by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian resident are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law 10,833. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian resident. As a result, gains on a disposition of ADSs by a non-Brazilian holder to a Brazilian resident, or even to a non-Brazilian holder in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described below for the ADSs or according to the disposition of common shares, whenever applicable. It is important to clarify that, for purposes of Brazilian taxation, the income tax rules on gains related to disposition of preferred shares or ADSs vary depending on the domicile of the non-Brazilian holder, the form by which such non-Brazilian holder has registered its investment with the Central Bank and/or how the disposition is carried out, as described below.

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
94

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

The ADSs are listed on the NYSE, and therefore the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or will remain readily tradable. Subject to the discussion of PFIC rules below, based upon the nature of our current and projected income, assets and activities, we do not believe the preferred shares or the ADSs have been (for our 2020 taxable year), nor do we expect them to be (for our 2021 taxable year), shares of a PFIC for U.S. federal income tax purposes.

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

ITEM 11.                 Quantitative and Qualitative Disclosures about Market Risk

The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes to the price of fuel, the real/U.S. dollar exchange rate and interest rates. We purchase jet fuel at prevailing market prices, but seek to manage market risk through execution of a documented hedging program. We incur a portion of our operating costs and expenses in U.S. dollars. As of December 31, 2020, we have a total fleet of 127 aircraft, all under leases. However, fixed rate leases are not considered market sensitive financial instruments and, therefore, are not included in the interest rate sensitivity analysis below.

Aircraft Fuel

Our results of operations are affected by changes in the price of aircraft fuel required to operate our aircraft fleet. To manage price risk, we have entered and may enter into crude oil and heating oil derivative contracts. Additionally, we enter into real denominated contracts for crude oil and heating oil with our supplier. All contracts settle on a monthly basis and we do not purchase or hold instruments for trading purposes. As of December 31, 2020, we had derivatives to protect approximately (i) 65% of our expected fuel consumption for the year of 2021 and (ii) 23% of our expected fuel consumption for 2022. We acquire substantially all of our fuel from one supplier, Petrobras Distribuidora. For more information on our fuel costs and supply, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and the Brazilian Airline Industry—Substantial fluctuations in fuel costs would harm us.”

Foreign Currencies

A significant part of our operating costs and expenses, including aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. In addition, a portion of our indebtedness, all of our finance leases and some of our cash and cash equivalents and short-term investments are also denominated in U.S. dollars. To manage exchange rate risk, we enter into derivative contracts to protect against a possible depreciation of the real in relation to the U.S. dollar. As of December 31, 2020, we had U.S. dollar currency derivative contracts outstanding to hedge our expected operational expenses exposure linked to the U.S. dollar. As a measure of our market risk with respect to our foreign currency exposure, a hypothetical 10% appreciation or depreciation of the real against the U.S. dollar would have resulted in an increase or a decrease, in our results of operations, respectively, of approximately R$1,605.6 million in our financial results with exchange rate variation, due to our net exposure to foreign currencies of R$ R$16,055.8 million as of December 31, 2020. For more information on the exchange rate risk we face, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Exchange rate instability may materially and adversely affect us.”

Interest Rates

Our results are affected by changes in interest rates mainly due to the impact on our interest expenses resulting from part of our indebtedness, as well as interest income from our financial investments. A hypothetical 10% increase or decrease in interest rates would have resulted in a R$0.2 million increase or a decrease, respectively, in our net interest expenses. These amounts are determined considering the effects of hypothetical international interest rates on our indebtedness and financial investments as of December 31, 2020.

For additional information on our market risks, see note 33 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 12.                 Description of Securities other than Equity Securities

American Depositary Shares

In the United States, our preferred shares trade in the form of ADSs. Each ADS represents two preferred shares, issued by the depositary pursuant to a deposit agreement. The depositary is The Bank of New York Mellon, with its principal executive office located at 240 Greenwich Street, New York, NY 10286. As an ADS holder, we do not treat you as one of our shareholders and you do not have shareholder rights. Brazilian law governs shareholder rights. The depositary is the holder of the preferred shares underlying your ADSs. As a registered holder of ADSs, you have ADS holder rights.

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

Reimbursement of Fees Incurred in 2020

In 2020, we received reimbursement of fees from the depositary for standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.

PART II

ITEM 13.                 Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.                 Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer and together with other members of our management, assessed the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) and have concluded that our disclosure controls and procedures as of December 31, 2020 were not effective due to the material weakness described below.

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

The Company’s management, with participation of the chief executive officer and chief financial officer, under the oversight of our board of directors, evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013), or COSO 2013. Based on this assessment, management believes that, as of December 31, 2020, our internal control over financial reporting was not effective based on those criteria due to an ineffective control environment, which resulted in the material weakness described below.

We identified a material weakness related to the identification, design and execution of relevant controls on business and financial reporting processes and general information technology controls, or GITC, to fully address the requirements of COSO 2013 criteria. This material weakness did not result in a material misstatement in the consolidated financial statements for the year ended December 31, 2020.

Changes in Internal Control over Financial Reporting

Controls Related to Authorizations and Administrative Functions Granted to the Chairman of Our Board of Directors. In 2020, we eliminated the power of attorney and administrative functions of the chairman of our board of directors that allowed the chairman to act solely on our behalf. We also revoked the other powers of attorney granted to the chairman of our board of directors. These measures were in order to remediate a material weakness in our control environment related to certain authorizations and administrative functions of the chairman of our board of directors, which our management identified as of December 31, 2019. We had previously tested all actions by the chairman of our board of directors based on these administrative functions and did not find any evidence of actions in violation of our controls and policies.

Policies and Procedures Related to Consolidated Financial Statements Preparation. During the first half of 2020, our management implemented improvements to policies and procedures related to the preparation of consolidated financial statements and the review of a checklist of disclosures required in the consolidated financial statements in order to remediate a material weakness in our control environment related to ineffective policies and procedures over the preparation and review of our consolidated financial statements, which our management identified as of December 31, 2019.

Other than these remediation measures, there were no changes in our internal control over financial reporting in the year ended December 31, 2020 that would have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation Plan for Material Weakness in Internal Control over Financial Reporting

Controls on Business and Financial Reporting Processes and GITC. Starting in the first half of 2020, we implemented measures to address the material weakness identified above relating to business and financial reporting processes and GITC, which management believes will be remediated in 2021. In addition, we have implemented and are monitoring internal procedures for users with access and implementing (i) controls to monitor these users, (ii) controls for approval of access, (iii) controls over changes to applications made by users with access, (iv) access management protocols (granting, changing or revoking access) and (v) parameters for change management.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2020 has been audited by Ernst & Young Auditores Independentes S.S., or EY, the independent registered public accounting firm that also audited our consolidated financial statements as of and for the year then ended. EY has issued an adverse report on our internal control over financial reporting, which is included elsewhere in this annual report.

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

The following table sets forth by category of service the total fees for services performed by our principal accountants: KPMG during the year ended December 31, 2019 and EY for SEC purposes and Grant Thornton for purposes of Brazilian laws and regulations during the year ended December 31, 2020:

	2019	2020
	(in thousands of R$)
Audit fees	5,224.4	5,102.4
Audit-related fees	186.0	846.3
Tax fees	-	-
All other fees	-	-
Total	5,410.4	5,948.7

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

Tax Fees

There were no tax advisory services provided by our principal accountants in 2019 and 2020.

All Other Fees

There were no other services provided by our principal accountants in 2019 and 2020.

Pre-Approval Policies and Procedures

Our statutory audit committee approves all audit, audit-related services, tax services and other services provided by our principal accountant. Any services provided by our principal accountant that are not specifically included within the scope of the audit must be pre-approved by our statutory audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2019 and 2020, none of the fees paid to KPMG and EY were approved pursuant to the de minimis exception.

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
104

ITEM 16F.	Change in Registrant’s Certifying Accountant

As previously disclosed in our current report on Form 6-K furnished on July 23, 2020, on July 6, 2020, our audit committee dismissed KPMG Auditores Independentes, or KPMG, as our independent registered public accounting firm and engaged EY to serve as our new independent registered public accounting firm as of the second quarter of 2020.

KPMG’s auditors’ report dated June 29, 2020 on our consolidated financial statements as of and for the year ended December 31, 2019 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that it contained an explanatory paragraph stating that “the Company has a negative net working capital and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 37. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty” and an explanatory paragraph stating that “As discussed in Note 4.26.1 to the consolidated financial statements, the Company has changed its method of accounting for lease arrangements as of January 1, 2019 due to the adoption of IFRS 16, Leases.”

KPMG’s auditors’ report dated June 29, 2020 on the effectiveness of our internal control over financial reporting as of December 31, 2019 expressed an adverse opinion on the effectiveness of our internal control over financial reporting because of the effect of certain material weaknesses relating to general information technology controls, certain authorizations and administrative functions granted to the chairman of our board of directors and ineffective policies and procedures related to the preparation and review of our consolidated financial statements. Our audit committee discussed the material weaknesses with KPMG and we have authorized KPMG to respond fully to inquiries of the successor independent registered public accounting firm.

 During the fiscal year ended December 31, 2019 and the subsequent interim period through July 6, 2020, there were (i) no disagreements within the meaning of Item 304 of Regulation S-K between us and KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference thereto in its auditors’ reports, and (ii) no “reportable events” within the meaning of Item 16F(a)(1)(v) of the instructions to Form 20-F, except for the material weaknesses in internal control over financial reporting as of December 31, 2019 referred to above.

The text above is substantially the same as that which was included in our report on Form 6-K furnished to the SEC on July 23, 2020, which was provided to KPMG and on which we requested and received from KPMG a letter addressed to the SEC stating whether or not KPMG agrees with the statements therein. A copy of KPMG’s letter, dated July 22, 2020, is incorporated by reference as Exhibit 16.1 to this annual report.

Before KPMG’s engagement as our independent registered public accounting firm as of the second quarter of 2019, EY served as our independent registered public accounting firm since 2014 and through March 31, 2019. In connection with such engagement, we consulted with EY regularly regarding accounting, auditing and financial reporting issues through and until EY issued its report on our consolidated financial statements as of and for the three-month period ended March 31, 2019. Subsequently, during the remainder of the fiscal year ended December 31, 2019 and the subsequent interim period through July 6, 2020, neither we nor anyone on our behalf have consulted with EY regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that EY concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, (ii) any matter that was the subject of a disagreement within the meaning of Item 16F(a)(2) of the instructions to Form 20-F or (iii) any “reportable event” within the meaning of Item 16F(a)(1)(v) of the instructions to Form 20-F.

For audit services pursuant to Brazilian laws and regulations as of the second quarter of 2020, our audit committee engaged Grant Thornton Auditores Independentes on July 6, 2020.

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

Executive Sessions

NYSE rules require that non-management directors meet at regularly scheduled executive sessions without management present. Brazilian corporate law does not have a similar provision. According to Brazilian corporate law, up to one-third of the members of the board of directors can be elected from management. There is no requirement that non-management directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive sessions.

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

Not applicable.

PART III

ITEM 17.                 Financial Statements

See “Item 18. Financial Statements.”

ITEM 18.                 Financial Statements

See our audited consolidated financial statements beginning on Page F-1 of this annual report.

ITEM 19.                 Exhibits

1.1	Bylaws of the registrant (English translation), incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2015, as filed on April 28, 2016.
2.1	Form of Amended and Restated Deposit Agreement among the registrant, The Bank of New York Mellon, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts, incorporated herein by reference from the Registration Statement on Form F-6/A, filed April 14, 2017, file No. 333-217150.
2.2	Description of the registrant’s securities registered under Section 12 of the Exchange Act, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2019, as filed on June 29, 2020.
4.1	Agreement, dated April 15, 2015, between the registrant and Petrobras Distribuidora S.A., including Amendment 1 thereto, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2015, as filed on April 28, 2016.
4.2	Amendments 2 through 4 to Agreement, dated April 15, 2015, between the registrant and Petrobras Distribuidora S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2016, as filed on May 1, 2017.+

4.3	Amendments 6 through 8 to Agreement, dated April 15, 2015, between the registrant and Petrobras Distribuidora S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2019, as filed on June 29, 2020.+
4.4	Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.

4.5	Supplemental Agreements 1 and 2 to the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 28, 2014.
4.6	Supplemental Agreements 3 through 5 to the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2015, as filed on April 28, 2016.

4.7	Supplemental Agreements 7 and 8 to the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2016, as filed on May 1, 2017.+

4.8	Supplemental Agreements 9, 10 and 11 to the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2019, as filed on March 14, 2019.+

4.9	Supplemental Agreement 12 to the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2019, as filed on June 29, 2020.+
4.10	Letter Agreement, dated March 20, 2020, supplementing the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2019, as filed on June 29, 2020.+
4.11	Addendum to Letter Agreement of March 20, 2020, dated June 23, 2020, supplementing the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company.+*
4.12	Amendment to Letter Agreement of March 20, 2020, dated November 24, 2020, supplementing the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company.+*
8.1	List of Subsidiaries.*
12.1	Section 302 Certification of Chief Executive Officer.*
109

12.2	Section 302 Certification of Chief Financial Officer.*
13.1	Section 906 Certification of Chief Executive Officer.*
13.2	Section 906 Certification of Chief Financial Officer.*
15.1	Consent of KPMG Auditores Independentes.*
15.2	Consent of Ernst & Young Auditores Independentes S.S.*
16.1	Letter from KPMG Auditores Independentes to the U.S. Securities and Exchange Commission, dated July 22, 2020, regarding the change in certifying accountant, incorporated herein by reference from our report on Form 6-K furnished on July 23, 2020.
101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema.*
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.*
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.*
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.*
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.*
*	Filed herewith.
+	Certain portions of the exhibit have been omitted from the public filing pursuant to a request for confidential treatment.

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
Title: Chief Executive Officer

By: /s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr.
Title: Chief Financial Officer

Dated: March 26, 2021

111

Consolidated Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

December 31, 2020

with report of independent registered public accounting firm

Gol Linhas Aéreas Inteligentes S.A.

Financial Statements

December 31, 2020

Contents

Independent auditor’s report on the financial statements	F-02

Consolidated statements of financial position	F-09
Consolidated statements of operations	F-11
Consolidated statements of comprehensive income (loss)	F-12
Consolidated statements of changes in equity	F-13
Consolidated statements of cash flows	F-14
Notes to the consolidated financial statements	F-16

F - 1

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Gol Linhas Aéreas Inteligentes S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Gol Linhas Aéreas Inteligentes S.A. (the Company) as of December 31, 2020, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 24, 2021 expressed an adverse opinion thereon.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.2 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about its ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1.2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities l aws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

F - 2

Impairment of intangible assets - goodwill and airport operating rights (slots)

Description of the matter

At December 31, 2020, the Company’s indefinite-lived intangible assets were R$1,581 million and comprised goodwill and airport operating rights. As discussed in Note 16 to the consolidated financial statements, these assets are tested for impairment at least annually for each cash-generating unit. Significant assumptions are used by management to determine the value in use, including discount rates, foreign exchange rates, future business performance and fuel price, among others.

Auditing the Company's goodwill and airport operating rights impairment evaluation was complex and involved significant auditor judgement due to the significant estimation uncertainty in determining the value in use of these intangible assets. Such significant uncertainty derives from the assumptions used by management to determine the value in use. These assumptions are forward-looking and could be affected by future economic and market events or conditions.

How we addressed the matter in our audit

To test the impairment evaluation of the Company's indefinite-lived intangible assets, our audit procedures included, among others, assessing the Company's methods to determine value in use; involving our valuation specialists to assist in evaluating the valuation methods used and testing the significant assumptions used to develop the prospective financial information; and testing the completeness and accuracy of the underlying data. We compared the significant assumptions to current industry, market and economic trends, historical results of the Company's and other companies within the same industry and to other relevant factors. We also performed a sensitivity analysis of the significant assumptions to evaluate the change in the value in use resulting from changes in those assumptions. We also assessed the Company’s disclosures in respect of its impairment of intangible assets - goodwill and airport operating rights (slots) in Note 16 to the consolidated financial statements.

Passenger transportation revenue

Description of the matter

At December 31, 2020, the Company’s passenger transportation revenue was R$5,959 million. As discussed in Note 4.18.1 to the consolidated financial statements, passenger revenue is recognized when air transportation is provided. The passenger transportation revenue recognition process is highly dependent on information technology (IT) systems and internal controls which were ineffective due to a material weakness identified by management. This process also takes into consideration other complex aspects that may affect revenue recognition, such as recording of tickets sold but not used, credits to passengers related to unused tickets, accounting for the performance obligation of the Smile’s loyalty program, among others.

Auditing the passenger transportation revenue, including the information reliant on the IT systems impacted by the material weakness, was complex and required performance of incremental audit procedures. Significant judgment was required to design and execute the incremental audit procedures and to assess the sufficiency of the procedures performed and evidence obtained.

F - 3

How we addressed the matter in our audit

To test the passenger transportation revenue, our audit procedures included, among others, designing and performing incremental audit procedures to test the underlying records of transaction data obtained from the IT systems impacted by the material weakness; executing data analytics, including correlation analysis; performing tests of details; tracing transactions to cash receipts and testing the reconciliation of accounting records to transactional data. We also assessed the Company’s disclosures in respect of its passenger transportation revenue in Note 29 to the consolidated financial statements.

/s/ Ernst & Young Auditores Independentes S.S.

We have served as the Company‘s auditor since 2020.

São Paulo, Brazil

March 24, 2021

F-4

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Gol Linhas Aéreas Inteligentes S.A.

Opinion on Internal Control over Financial Reporting

We have audited Gol Linhas Aéreas Inteligentes S.A.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Gol Linhas Aéreas Inteligentes S.A. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness related to the identification, design and execution of relevant controls on business and financial reporting processes and information technology general controls (ITGC) to fully address the requirements of the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2020, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the year then ended, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2020 consolidated financial statements, and this report does not affect our report dated March 24, 2021, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

F-5

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

/s/ Ernst & Young Auditores Independentes S.S.

São Paulo, Brazil

March 24, 2021

F-6

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Gol Linhas Aéreas Inteligentes S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries (the Company) as of December 31, 2019, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flow for the year ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Change in Accounting Principle

As discussed in Note 4.26.1 to the consolidated financial statements as of December 31, 2019 , the Company changed its method of accounting for lease arrangements as of January 1, 2019 due to the adoption of IFRS 16, Leases.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements as of December 31, 2019, the Company had a negative net working capital and had a net capital deficiency that raised substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 37 to the consolidated financial statements as of December 31, 2019. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

KPMG Auditores Independentes

We served as the Company’s auditor from 2019 to 2020 .

São Paulo, SP, Brazil

June 29, 2020

F - 7

Consolidated statements of financial position December 31, 2020 and 2019 (In thousands of Reais - R$)

Assets	Note	2020	2019

Current assets
Cash and cash equivalents	5	662,830	1,645,425
Short-term investments	6	628,343	953,762
Restricted cash	7	355,769	304,920
Trade receivables	8	739,699	1,229,530
Inventories	9	195,638	199,213
Advance to suppliers and third parties	10	318,769	142,338
Recoverable taxes	11	186,955	309,674
Derivative assets	33.2	12,526	3,500
Other credits and amounts		144,822	139,015
Total current assets		3,245,351	4,927,377

Non-current assets
Short-term investments	6	992	-
Restricted cash	7	188,838	139,386
Deposits	13	2,058,455	1,968,355
Advance to suppliers and third parties	10	89,701	48,387
Recoverable taxes	11	318,404	174,142
Deferred taxes	12	53,563	59,809
Other credits and amounts		34,338	991
Derivative assets	33.2	116,283	143,969
Investments	14	815	1,254
Property, plant and equipment	15	4,960,288	6,058,101
Intangible assets	16	1,747,108	1,776,675
Total non-current assets		9,568,785	10,371,069

Total		12,814,136	15,298,446

The accompanying notes are an integral part of these consolidated financial statements.

F - 8

Consolidated statements of financial position December 31, 2020 and 2019 (In thousands of Reais - R$)

Liabilities and equity (deficit)	Note	2020	2019

Current liabilities
Loans and financing	17	2,353,279	2,543,039
Leases	18	1,317,008	1,404,712
Suppliers	19	1,612,536	1,286,275
Suppliers - forfeiting	20	-	554,467
Salaries, wages and benefits		334,670	396,010
Taxes payable	21	73,614	116,523
Landing fees		907,958	728,339
Advance ticket sales (Air traffic liability)	22	2,050,799	1,966,148
Mileage program	23	1,258,502	1,009,023
Advances from customers		27,897	16,424
Provisions	24	169,381	203,816
Derivatives liabilities	33.2	5,297	9,080
Other liabilities		287,275	128,744
Total current liabilities		10,398,216	10,362,600

Non-current liabilities
Loans and financing	17	7,623,687	5,866,802
Leases	18	6,267,184	4,648,068
Suppliers	19	32,658	10,142
Taxes payable	21	32,362	84
Mileage program	23	322,460	171,651
Provisions	24	1,353,515	1,053,240
Deferred taxes	12	219,634	244,041
Derivatives liabilities	33.2	-	11,270
Other liabilities		331,479	35,965
Total non-current liabilities		16,182,979	12,041,263

Equity (deficit)
Capital stock	25.1	3,009,436	3,008,178
Advances for future capital increase		1,180	584
Treasury shares	25.2	(62,215)	(102,543)
Capital reserves		207,246	225,276
Equity valuation adjustments		(577,369)	188,247
Accumulated losses		(16,985,370)	(10,996,413)
Deficit attributable to equity holders of the parent company		(14,407,092)	(7,676,671)

Non-controlling interest (NCI)		640,033	571,254
Total deficit		(13,767,059)	(7,105,417)

Total liabilities and deficit		12,814,136	15,298,446

The accompanying notes are an integral part of these consolidated financial statements.

F - 9

Consolidated statements of operations Fiscal year ended on December 31, 2020, 2019 and 2018 (In thousands of Reais - R$, except Basic and Diluted Loss per Share)

	Note	2020	2019	2018
Net revenue
Passenger		5,783,323	13,077,743	10,633,488
Mileage program, cargo and other		588,494	786,961	777,866
Total net revenue	29	6,371,817	13,864,704	11,411,354

Salaries, wages and benefits		(1,765,628)	(2,361,268)	(1,903,852)
Aircraft fuel		(2,025,701)	(4,047,344)	(3,867,673)
Aircraft rent		-	-	(1,112,837)
Landing fees		(411,065)	(759,774)	(743,362)
Aircraft, traffic and mileage servicing		(723,244)	(707,392)	(613,768)
Passenger service expenses		(389,998)	(578,744)	(474,117)
Sales and marketing		(324,185)	(670,392)	(581,977)
Maintenance, materials and repairs		(335,868)	(569,229)	(570,333)
Depreciation and amortization		(1,870,552)	(1,727,982)	(668,516)
Other income (expenses), net		523,019	(309,917)	524,656
Total operating costs and expenses		(7,323,222)	(11,732,042)	(10,011,779)

Equity pick up method	14	(439)	77	387
Income (loss) before financial results, exchange rate variation, net and income tax and social contribution		(951,844)	2,132,739	1,399,962

Financial income (expenses)
Financial income		736,969	389,563	259,728
Financial expenses		(2,546,192)	(1,748,265)	(1,061,089)
Total financial income (expenses)	30	(1,809,223)	(1,358,702)	(801,361)

Income (loss) before exchange rate variation, net and income tax and social contribution		(2,761,067)	774,037	598,601

Exchange rate variation, net	30	(3,056,226)	(385,092)	(1,081,197)

Income (loss) before income tax and social contribution		(5,817,293)	388,945	(482,596)

Income tax and social contribution
Current		(95,537)	(178,621)	(52,139)
Deferred		17,579	(30,986)	(244,989)
Total income (loss) taxes	12	(77,958)	(209,607)	(297,128)

Net income (loss) for the year		(5,895,251)	179,338	(779,724)

Net income (loss) attributable to:
Equity holders of the parent company		(5,988,128)	(117,273)	(1,085,393)
Non-controlling interest shareholders		92,877	296,611	305,669

Basic loss per share	26
Per common share		(0.481)	(0.010)	(0.089)
Per preferred share		(16.831)	(0.333)	(3.115)

Diluted loss per share	26
Per common share		(0.481)	(0.010)	(0.089)
Per preferred share		(16.831)	(0.333)	(3.115)

The accompanying notes are an integral part of these consolidated financial statements.

F - 10

Consolidated statements of comprehensive income (loss) Fiscal year ended on December 31, 2020, 2019 and 2018 (In thousands of Reais - R$)

	2020	2019	2018

Net income (loss) for the year	(5,895,251)	179,338	(779,724)

Other comprehensive (loss) income – items that are or may be reclassified subsequently to profit or loss

Actuarial income (loss) from post-employment benefits, net of income tax and social contribution	13,921	(41,045)	-
Cash flow hedge, net of income tax and social contribution	(781,033)	(30,021)	(420,706)
Cumulative adjustment of conversion into subsidiaries	1,010	-	-
	(766,102)	(71,066)	(420,706)

Total comprehensive income (loss) for the year	(6,661,353)	108,272	(1,200,430)

Comprehensive income (loss) attributable to:
Equity holders of the parent company	(6,754,221)	(188,339)	(1,506,099)
Non-controlling interest shareholders	92,868	296,611	305,669

The accompanying notes are an integral part of these consolidated financial statements.

F - 11

Consolidated statements of changes in equity Fiscal year ended on December 31, 2020, 2019 and 2018 (In thousands of Reais - R$)

				Capital reserves			Equity valuation adjustments
	Capital stock	Advances for future capital increase	Treasury shares	Premium on transfer of shares	Special premium reserve of subsidiary	Share- based payments	Cash flow hedge reserve	Post-employment benefits	Cumulative adjustment of conversion into subsidiaries	Effects from changes in the equity investments	Accumulated losses	Deficit attributable to equity holders of the parent company	Non-controlling interests	Total
Balances as of December 31, 2017	2,927,184	-	(4,168)	17,783	70,979	119,308	(79,316)	-	-	760,545	(7,312,849)	(3,500,534)	412,013	(3,088,521)
Initial adoption of accounting standard – (IFRS 9)	-	-	-	-	-	-	-	-	-	-	1,675	1,675	38	1,713
Other comprehensive loss, net	-	-	-	-	-	-	(420,706)	-	-	-	-	(420,706)	-	(420,706)
Stock options exercised	15,428	2,818	-	-	-	-	-	-	-	-	-	18,246	-	18,246
Stock options in subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	875	875
Share-based payments	-	-	-	-	-	17,790	-	-	-	-	-	17,790	782	18,572
Effects of the change in interest in investment	-	-	-	-	-	-	-	-	-	(561)	-	(561)	561	-
Treasury shares buyback	-	-	(15,929)	-	-	-	-	-	-	-	-	(15,929)	-	(15,929)
Treasury shares transferred	-	-	19,971	(286)	-	(19,685)	-	-	-	-	-	-	-	-
Net income (loss) for the year	-	-	-	-	-	-	-	-	-	-	(1,085,393)	(1,085,393)	305,669	(779,724)
Dividends and interest on shareholders’ equity paid by Smiles	-	-	-	-	-	-	-	-	-	-	-	-	(172,865)	(172,865)
Dividends and interest on shareholders’ equity distributed by Smiles	-	-	-	-	-	-	-	-	-	-	-	-	(67,012)	(67,012)
Balances as of December 31, 2018	2,942,612	2,818	(126)	17,497	70,979	117,413	(500,022)	-	-	759,984	(8,396,567)	(4,985,412)	480,061	(4,505,351)
Initial adoption of accounting standards	-	-	-	-	-	-	-	-	-	-	(2,482,573)	(2,482,573)	(256)	(2,482,829)
Adjusted balance as of January 1st, 2019	2,942,612	2,818	(126)	17,497	70,979	117,413	(500,022)	-	-	759,984	(10,879,140)	(7,467,985)	479,805	(6,988,180)
Other comprehensive loss, net	-	-	-	-	-	-	(30,021)	(41,045)	-	-	-	(71,066)	-	(71,066)
Net income (loss) for the year	-	-	-	-	-	-	-	-	-	-	(117,273)	(117,273)	296,611	179,338
Total comprehensive income (loss) for the year	-	-	-	-	-	-	(30,021)	(41,045)	-	-	(117,273)	(188,339)	296,611	108,272
Stock options exercised	65,566	(2,818)	-	-	-	7,137	-	-	-	-	-	69,885	2,366	72,251
Advances for future capital increase	-	584	-	-	-	-	-	-	-	-	-	584	-	584
Effects of the change in interest in investment	-	-	-	-	-	-	-	-	-	(649)	-	(649)	649	-
Treasury shares buyback	-	-	(102,417)	-	-	-	-	-	-	-	-	(102,417)	-	(102,417)
Subscription warrants	-	-	-	-	12,250	-	-	-	-	-	-	12,250	-	12,250
Interest on shareholders’ equity distributed by Smiles	-	-	-	-	-	-	-	-	-	-	-	-	(208,177)	(208,177)
Balances as of December 31, 2019	3,008,178	584	(102,543)	17,497	83,229	124,550	(530,043)	(41,045)	-	759,335	(10,996,413)	(7,676,671)	571,254	(7,105,417)
								-
Other comprehensive income (loss), net	-	-	-	-	-	-	(781,033)	14,376	564	-	-	(766,093)	(9)	(766,102)
Net income (loss) for the year	-	-	-	-	-	-	-	-	-	-	(5,988,128)	(5,988,128)	92,877	(5,895,251)
Total comprehensive income (loss) for the year	-	-	-	-	-	-	(781,033)	14,376	564	-	(5,988,128)	(6,754,221)	92,868	(6,661,353)
Stock options exercised	1,258	(584)	-	-	-	-	-	-	-	-	-	674	-	674
Advances for future capital increase	-	1,180	-	-	-	-	-	-	-	-	-	1,180	-	1,180
Treasury shares transferred	-	-	40,328	-	-	(40,328)	-	-	-	-	-	-	-	-
Share-based payments	-	-	-	-	-	22,298	-	-	-	-	-	22,298	1,132	23,430
Effects of the change in interest in investment	-	-	-	-	-	-	-	-	-	477	(829)	(352)	352	-
Interest on shareholders’ equity distributed by Smiles	-	-	-	-	-	-	-	-		-	-	-	(25,573)	(25,573)
Balances as of December 31, 2020	3,009,436	1,180	(62,215)	17,497	83,229	106,520	(1,311,076)	(26,669)	564	759,812	(16,985,370)	(14,407,092)	640,033	(13,767,059)

The accompanying notes are an integral part of these consolidated financial statements.

F - 12

Consolidated statements of cash flows Fiscal year ended on December 31, 2020, 2019 and 2018 (In thousands of Reais - R$)

	2020	2019	2018

Net income (loss) for the year	(5,895,251)	179,338	(779,724)
Adjustments to reconcile net income (loss) to net cash flows from operating activities
Depreciation and amortization	1,870,552	1,727,982	668,516
Provision for expected credit losses	1,095	5,668	(9,789)
Provision for legal proceedings	288,803	195,465	243,860
Provision for inventory obsolescence	702	2,168	5,023
Provision for loss on advances from suppliers	31,486	161,228	-
Adjustment to present value of advance from suppliers	63,493	10,604	-
Deferred taxes	(17,579)	30,986	244,989
Equity pick up method	439	(77)	(387)
Share-based payments	23,430	40,725	18,572
Sale-leaseback gains	(551,942)	-	-
Actuarial losses from post-employment benefits	10,677	4,907	-
Foreign exchange and monetary variation, net	3,114,032	399,174	946,732
Interest on loans and financing and leases	1,545,847	1,126,527	679,985
Provision for aircraft and engine return	(58,702)	231,821	-
Provision for maintenance deposits and reserve	186,856	75,451	65,334
Result of derivatives recognized in profit or loss	732,398	22,022	(13.239)
Unrealized hedge results – Exchangeable Senior Notes	(374,994)	(40,717)	-
Termination of obligation due to contractual term reduction	(104,109)	(275,921)	-
Provision for labor obligations	227,710	280,320	127,618
Disposals of property, plant and equipment and intangible assets	96,594	152,017	90,639
Other provisions	(7,416)	(14,602)	-
	1,184,121	4,315,086	2,288,129
Changes in operating assets and liabilities:
Trade receivables	498,901	(384,147)	95,844
Short-term investments	(6,320)	162,167	695,831
Inventories	2,873	(21,240)	(6,673)
Advance to suppliers and third parties	(238,627)	(305,906)	-
Deposits	(52,016)	(399,345)	(402,495)
Recoverable taxes	(21,543)	(27,147)	-
Variable and short-term leases	18,731	-	-
Suppliers	392,236	(232,021)	16,382
Suppliers – forfeiting	(143,010)	188,771	267,502
Advance from ticket sales	84,651	292,161	197,473
Mileage program	400,288	161,821	65,535
Advances from customers	11,473	(153,543)	148,249
Salaries, wages and benefits	(289,050)	(253,074)	(64,308)
Landing fees	179,619	172,039	190,649
Taxes obligation	82,716	179,706	127,663
Derivatives	(779,462)	(167,556)	8,385
Payments for lawsuits and aircraft return	(301,297)	(317,591)	(236,882)
Operating leases	-	-	103,838
Other assets and liabilities, net	444,990	(48,851)	(736,638)
Interest paid	(619,557)	(470,794)	(508,973)
Income tax and social contribution paid	(95,781)	(229,460)	(167,642)
Net cash flows from operating activities	753,936	2,461,076	2,081,869

Short-term investments, net	271,935	(501,607)	(163,218)
Restricted cash	(100,301)	377,826	(548,928)
Receipt of dividends and Interest on shareholders’ equity through subsidiary	-	-	543
Advances for property, plant and equipment acquisition, net	(96,537)	(30,804)	(106,628)
Receipt of aircraft sales	448,482	348,389	-
Return of advance for property, plant and equipment acquisition	73,600	-	-
Acquisition of property, plant and equipment	(501,416)	(872,570)	(686,946)
Acquisition of intangible assets	(63,993)	(75,845)	(82,079)
Net cash flows from (used in) investing activities	31,770	(754,611)	(1,587,256)

F - 13

Consolidated statements of cash flows Fiscal year ended on December 31, 2020, 2019 and 2018 (In thousands of Reais - R$)

	2020	2019	2018

Loans and financing issued, net of costs	2,933,529	2,194,662	1,664,007
Loan and financing payments	(3,748,239)	(793,537)	(1,949,338)
Payments of leases liabilities	(1,058,692)	(1,617,677)	(251,557)
Treasury share buyback	-	(102,417)	(15,929)
Derivative premium payment	-	(407,322)	-
Dividends and interest on shareholders’ equity paid to non-controlling interests	(63,949)	(210,242)	(219,493)
Warrants	-	12,250	-
Capital increase	1,180	31,526	15,428
Capital increase from non-controlling interests	-	-	875
Shares to be issued	674	584	2,818
Net cash flows used in financing activities	(1,935,497)	(892,173)	(753,189)

Foreign exchange variation on cash held in foreign currencies	167,196	4,946	57,901

Net (decrease) increase in cash and cash equivalents	(982,595)	819,238	(200,675)

Cash and cash equivalents at the beginning of the year	1,645,425	826,187	1,026,862
Cash and cash equivalents at the end of the year	662,830	1,645,425	826,187

The transactions that don’t affect cash and cash equivalents are presented in Note 34 of these financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F - 14

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

1.	Operating context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) is a limited liability company incorporated on March 12, 2004 under Brazilian laws. The Company’s bylaws states that the corporate purpose is exercising the equity control of GOL Linhas Aéreas S.A. (“GLA”), through subsidiaries or affiliated companies, as well as exploring:

•	regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally, as per the concessions granted by the authorities;

•	complementary activities related to flight transportation services by chartering of passengers, cargo and mailbags;

•	services to maintain and repair its own or third-party’s aircraft, engines and parts;

•	aircraft hangar services;

•	services to manage aprons and runways, contract crew members and clean aircraft;

•	development of other activities related or supplementary to flight transportation and other above-mentioned activities;

•	development of loyalty programs; and

•	interest in the capital of other companies as a partner or shareholder.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopts B3’s Special Corporate Governance Practices Level 2 and is part of the Special Corporate Governance (“IGC”) and Special Tag Along (“ITAG”) indexes, created to distinguish companies that commit to special corporate governance practices.

The Company’s official headquarters are located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.	Measures taken by Management regarding COVID-19 and the gradual resumption of demand

The pandemic sparked by COVID-19, considered by the World Health Organization as a “public health emergency of international interest”, spread rapidly across the world, leading to unprecedented disruptions in the global economic activity.

Such crisis affected the macroeconomic environment, considering the uncertainties from public health, political and economic issues. As disclosed by the Brazilian Institute of Geography and Statistics (IBGE), in 2020, the Gross Domestic Product (GDP) decreased 4.1% when compared to 2019.

Among the measures taken in the country, which reduced the infection speed of the disease, are the recommendation of social distancing, restrictions and recommendations to reduce commute and closing the borders. Therefore, the airline industry was one of the first and most affected in its operations and profitability.

F - 15

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

Since the beginning of the pandemic, GOL has had consistent occupancy rates close to 80%, through the readjustment of its flight network, mainly in the second and third quarters of 2020 when there was a significant reduction in daily flights, which, in addition to cost control and cash preservation measures implemented, have allowed the Company to be well positioned for the resumption of demand.

The flexible business model based on a single type of fleet has historically allowed the Company to reach the lowest operating costs and to manage the fleet's capacity to keep pace with the Brazilian GDP and passenger demand. This flexibility was key in the first half of 2020 to meet the more than 90% drop in passenger demand due to government measures to control the spread of the COVID-19 pandemic.

In 4Q 2020 the Company reached a 46% increase in consolidated gross sales, compared to 3Q 2020, particularly concentrated in leisure travel in domestic market, being the Company’s main area of activity. In the same period, GOL’s daily sales exceeded R$30 million, which represents over 80% of pre-pandemic sales levels. As for transportations carried out, on certain dates in December, GOL transported around 88,000 clients in a single day, equivalent to around 67% of the total recorded in the same day in 2019.

In 2020, the Company rebalanced amortization for the loans and financing schedule, with significant loans maturities until 2024, and the issue of Secured Notes 2026, totaling US$200 million. GOL’s Management fully honored the financial commitments to the global capital market, including the amortization of its 2022 Senior Notes in March, the full payment of interest (coupons) on all its notes. As of December 31, 2020, the Company has a credit rating of “B3” by Moody's and “CCC+” by Fitch.

The Company’s management maintains continuous efforts in cash management in order to hold sufficient resources to fulfill its financial obligations for the upcoming twelve months, however, the scenario remains challenging due to uncertainties related to the pandemic, Brazilian economy recovery and air sector demand. The Company, through its Executive Committee, with the participation of its entire management body, monitors the recovery of the demand and sets financial and operational strategies, besides defining how GOL can support society. Among the measures already taken by management, the following stand out:

1.1.1	Operational readjustment - Flight network

On March 16, 2020, GOL reduced its capacity by 50% to 60% in the domestic market, and by 90% to 95% in the foreign market, to reflect the change in customer demand. The Company adjusted its network from 750 to 50 essential daily flights (essential flight network).

Compared to its essential flight network in April 2020, GOL has reopened 42 bases in Brazil and is now serving 63 bases, resuming operations in all the domestic bases operated in early 2020, with an average of 403 daily flights in 4Q 2020, which represents 54% of the daily frequency YoY. Since April 2020, GOL has not offered scheduled international flights.

With the continuous return of demand in 4Q 2020 and the beginning of the Brazilian summer, GOL expanded the flight offer to the Northeast region and launched four new domestic routes to ensure the most complete and comprehensive flight network to meet the resumption of leisure trips. With this, the Company reached 100% of national destinations operated in high season, compared to those operated in early 2020 (pre-pandemic). GOL's current share in the domestic market is around 40%, representing an increase of two percentage points since the beginning of the pandemic. GOL’s leadership in the domestic market and its network exposure

F - 16

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

in the Brazilian domestic market will further contribute to operational recovery, deleveraging and sustained competitiveness.

In February 2021, there was a 15% decrease in the search for the Company’s airline tickets, compared to January 2021, with a 28% reduction in the level of sales during this month, due to reduction in demand for travel as a consequence of this accelerated phase of Covid-19 cases in Brazil, customers awaiting vaccination and the beginning of low season. In response to the significant reduction in sales, increase in cancellations and no-shows, GOL’s network was reduced by 4% between the first and fourth weeks of February to adjust its costs to the level of inflows. In March 2021, the Company maintains the reduction plan with operation of around 250 flights per day, placing its operations at approximately 40% of March 2020.

1.1.2	Preserving and strengthening the cash and liquidity position

•	Aircraft and Engine Leases: The Company concluded all its renegotiations with its aircraft leasing partners, which led to a decrease in cash flows from current and future leases, converting part of the fixed monthly payments into variable payments. GOL’s agreements are adjusted to the recovery in demand in 2021 and also represent actual savings in the Company’s unit cost structure.
•	Fuels: Agreements with suppliers to extend payments of the outstanding balance, which were resumed in installments from November 2020 to the end of 2021 and which will allow the Company to postpone the payment of subsequent operations as these installments are settled;
•	Personnel: Through the adoption of MP 936, converted into Law 14020/20, the Company adopted measures to reduce about 50% of payroll expenses and respective charges, reducing the working day, suspending employment agreements, adopting unpaid leave (LNR) and reducing salaries in 50% for employees and in 60% for officers, who were not included in MP 936’s scope.

In June, the Company signed collective bargaining agreements with the National Aeronauts Union and the Airlines Workers Unions. Among the main initiatives of the package of measures with the Unions, we highlight the salary reduction of up to 50% for 12 months and voluntary plans (voluntary dismissal program, retirement, part-time, and unpaid leave). This package of measures came into effect on July 1st, with a term between 12 and 18 months, a period of post-crisis recovery, thus making it possible to manage a gradual growth of costs with the resumption of operations.

In addition, GOL postponed the payment of bonuses related to 2019 and vacation bonuses, besides the non-possibility of prepaying the 13th salary;

•	Investments: Suspension of all non-essential investments, including the interruption of payments as “pre delivery payments (PDPs)” and the reduction of 34 orders for Boeing 737 MAX aircraft scheduled for 2020-2022 (from 129 to 95 future aircraft receipts) considering the Company's purchase orders with Boeing);
•	Engine Maintenance: Renegotiation with suppliers are constantly carried out, in line with the Company's operational needs;
•	Taxes, Contributions, and Social Charges: Postponement of federal tax payments due to measures enacted by the Federal Government;
•	Sales and Advertising: Suspension of advertising expenses, as well as the immediate interruption of projects that are not absolutely essential for the continuity of our operations;
•	Loans and Financing: The Company obtained the support of its main credit partners and renegotiated the extension of terms and rollovers of its loans and financing, as explained in Note 17. Highlight for the postponement of debentures, the waiver obtained for the 2020 covenants and the Secured Notes 2026 issued.

F - 17

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

1.1.3	Government and regulators support

•	Preservation of Advance Ticket Sales: Reduction in the level of refunds and cancellations due to measures enacted by the Federal Government that allowed rescheduling trips for up to 18 months;

•	Landing Fees: Change in the payment term for navigation fees and landing fees, which may be paid up to December without fines; and

•	Maintenance of the Brazilian Civil Aviation Agency (ANAC)’s Slots and Qualifications: (i) Bonus for the cancellation of slots by the regularity index, valid until the end of October 2020, in line with a similar decision adopted by other organizations and civil aviation authorities, such as the European Commission and the Federal Aviation Administration (FAA); and (ii) extension for 120 days of the renewal of qualifications due between February and December 2020.

1.1.4	Support to society, employees, and customers

Air passenger transportation is an essential service for society. The Company recognizes the duty to care for its customers and employees and is working with the authorities to help minimize the impact of COVID-19 on the country's population and health services.

Among the main measures, we highlight the adoption of mandatory protective masks, closing of VIP rooms, turning off self-service totems, creation of communication channels regarding the virus, implementation of segmented boarding and adoption of self-boarding without boarding pass handling. Currently, 90% of the processes for traveling with GOL happen without human contact. For its flights, the Company adopted additional cleaning measures according to the new standards issued by ANVISA and international bodies. On December 16, 2020, GOL received the Einstein Certification recognizing the strict Health and Safety protocols followed by the Company.

Regarding Smiles loyalty program, digital channels were also improved by implementing online cancellation self-service, free of charge, available on Smiles Fidelidade website and app, as well as in the online service (chat), for customers who have eligible GOL tickets. The system was developed internally, in record time.

Understanding that there is no set deadline for the end of this crisis and that this will inevitably have an impact on the travel planning of its customers, the Company’s subsidiary Smiles announced the extension of the maturity of the mileage program’s categories. It also chose not to consider the current year as the basis for the requalification of next year's customers, since the downgrade analysis of categories would include miles accumulated from segments flown from January to December 2020. The measure allows the customer to gain more time within his/her category, being able to take advantage of the benefits it offers.

In the social sphere, to contribute and recognize those fighting COVID-19 on the front lines, the Company started to transport health professionals at no charge, in addition to crediting 1,000 Smiles miles to each GOL segment, flown at no cost. In addition, the Company placed itself at the disposal of the country's authorities to transport COVID-19 vaccines at no charge, together with GOLLOG, considering the fleet and the highly capillary network.

F - 18

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

Among the measures taken, keeping the integrity and health of the Company's employees is a priority. Since the second half of March 2020, all Company employees with administrative assignments started working from home. Employees are being guided and monitored, uninterruptedly, by the company's leadership and by the People & Culture area that manages human resources.

The Company’s greatest commitment will continue to be people’s integrity and health. Following strictly, as has been done so far, the World Health Organization’s guidelines as a commitment to do everything possible to get through this period of turbulence in the best possible way.

1.1.5	Impacts on the financial statements

As already mentioned, the pandemic’s impacts were immediate and severe for the Company. The main consequence was the reduction in the operational flight network.

The tables below summarize the adjustments made to these financial statements, as well as the details on each of these items and additional disclosures:

		December 31, 2020
Losses with short-term investments	(a)	(65,403)
Derecognition of cash flow hedge – Fuel	(b)	(315,286)
Derecognition of cash flow hedge - Revenues in US$	(c)	(290,345)
Renegotiation of lease agreements – IFRS 16	(d)	19,080
Total		(651,954)

(a)	Even though Management of the Company and its subsidiaries have remained faithful to the Company’s investment policy, the abrupt changes in macroeconomic indicators, including cuts to the SELIC rate made by the Federal Government, led the Company to record unusual losses in its short-term investments in sovereign fixed income funds linked to SELIC, as well as in private credit fixed income funds with a high degree of liquidity and high quality of credit.

(b)	Due to the operations downsizing, the Company derecognized operations designated as cash flow hedges, as a drop is expected in the fuel consumption previously estimated. Accordingly, the Company transferred R$315,286 in the fiscal year ended December 31, 2020 from the “equity valuation adjustment” group in shareholders’ equity to financial results as “derivative losses”.

(c)	Due to the temporary interruption of all international flights, the Company also derecognized hedge accounting transactions used to reduce the volatility of future revenues in foreign currency (hedged object), using lease agreements as hedge instruments. That said, the Company transferred R$418,527 from the “equity valuation adjustment” group in shareholders' equity to financial results as “exchange rate change expenses”.

(d)	The Company signed renegotiations of its aircraft and operating engine lease agreements, with no purchase option, including postponement and deferral of payments, postponement of due dates and changes to the amounts due, which led to an increase in the rights of use in PP&E and lease liabilities of R$176,041 and R$156,961, respectively, resulting in R$19,080.

F - 19

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

		December 31, 2020
Balance Sheet – Adjustments		Non-current Liabilities	Other Comprehensive Income
Provision for Post-Employment Benefits	(e)	(24,541)	24,541

(e)	Given the abrupt changes in the macroeconomic scenario, the Company updated the actuarial studies that establish obligations from post-employment benefits, and - mainly due to the drop in the long-term interest rate - the balance related to such obligations was reduced by R$24,541. For further details, see Note 24.

On December 31, 2020, the Company carried out impairment tests on the balance of property, plant and equipment, goodwill and slot rights. No provision for impairment was recorded, see Note 16.

The Company reassessed the estimated realization of deferred tax assets recognized at the parent company and did not identify any need to adjust the balance, as described in Note 12.

1.2.	Capital structure and net working capital

On December 31, 2020, the Company had a deficit attributable to equity holders of the parent company of R$14,407,092 (R$7,676,671 on December 31, 2019). The variation observed in the fiscal year ended December 31, 2020 is mainly due to the devaluation of the Real against the U.S. Dollar of around 28.9%, which negatively affected the loss for the fiscal year due to exchange rate changes of R$3,056,226 and the impacts related to the pandemic on the Company's operations, detailed in the previous note.

The net working capital on December 31, 2020 is negative by R$7,152,865 (negative by R$5,435,223 on December 31, 2019), the variation is mainly due to the lower balance of cash and cash equivalents and accounts receivable, totaling R$982,595 and R$489,831, respectively, due to the drop in operations from the economic crisis caused by the pandemic. Of the negative net working capital as of December 31, 2020, R$3,309,301 refers to advance ticket sales and mileage program, which are expected to be substantially recognized with services provided by the Company.

The operations of the Company are sensitive to changes in the economic scenario and to the volatility of the Real, given that around 95.0% of its indebtedness (loans and financing and leases) are exposed to the U.S. dollar (“US$”) and 36.5% of its costs are also pegged to the U.S. currency, and its ability to adjust the price of fees charged from its customers to recapture the change of the US$ depends on the rational (offer) capacity and behavior of competitors.

Over the past four years, Management has taken many measures to adapt the size of GOL’s fleet to demand, matching the supply of seats to the level of demand, thus promoting the maintenance of high occupancy rates, reducing costs and adjusting the capital structure, as well as implementing initiatives to restructure its balance sheet.

With the outbreak of the pandemic, which led to an unprecedented economic crisis, Management quickly reorganized the Company’s businesses through the measures detailed in Note 1.1. Management continuously monitors the effects of the crisis and will continue to take measures to strengthen its equity position and strategically manage the market to improve the performance of its operations, in order to ensure the Company's sustainability.

F - 20

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

In addition to monitoring sales and operations, due to the scenario of uncertainty, Management also monitors possible measures for rebalancing the net working capital in 2021, which in case it becomes necessary, may include: issue long term indebtedness titles to settle current liabilities; new renegotiations with suppliers and financial institutions; reduction of fleet and orders with Boeing. Such measures, in case adopted, will have the objective of optimizing the capital structure and will be based on a detailed analysis of the economic conjecture and perspectives of that particular moment.

Our financial statements have been prepared on the assumption of the Company as a going concern, which includes the continuity of operations, realization of assets and compliance with liabilities and commitments in the usual course of business, in conformity with the business plan prepared by Management, reviewed and approved by the Board of Directors. Although there is still a substantial uncertainty about how long it will take the airline industry to recover, and that leads to material uncertainty on our ability to continue as a going concern, the financial statements as of December 31, 2020, do not include any adjustment that may result from inability to continue operating.

1.3.	Resumption of flights with Boeing 737 MAX aircraft

On March 11, 2019, due to the second accident with a Boeing 737 MAX 8 aircraft, with safety as GOL’s #1 value, the Company’s Management decided to suspend the operations of its 7 aircraft of this model, before any statement from regulators.

In response to this measure, the Company quickly reconfigured its flight network, and, as a result, worked to rationally supply the required capacity to meet the demand levels through new lease agreements. The aircraft grounding and additional efforts led the Company to incur unplanned costs, related to, but not limited to: interline fares to relocate passengers, accommodation, meals and other passenger expenses, additional fuel consumption, taxes and landing fees, salaries and charges linked to overtime, payment to lease additional aircraft and negative publicity, disrupting the Company's business.

As a result and in recognition of a long-standing partnership, the Company reached and signed an agreement with Boeing. The terms of the agreement are strictly confidential, but have as purpose to provide (a) compensation addressing damages from unplanned additional costs incurred since the aircraft was grounded, to date, and due to the non-delivery of aircraft, as defined in purchase agreements; (b) reduction in the number of firm commitments for 34 aircraft; (c) flexibility to further adjust the number of aircraft; and (d) flexibility to convert existing orders to other models in the MAX family.

During 2020, the Company received R$607,466 in cash and cash equivalents; and R$53,508 in credits, which will be offset against outstanding GLA invoices from Boeing, totaling R$660,974. On the other hand, the amount of R$73,600 was recorded: a write-off of “advances for acquisition of PP&E” in property, plant and equipment, since it is a return of “pre delivery payment”, advance of credits in liabilities of R$292,013, and the other amounts recorded in the statement of operations for the year ended December 31, 2020, which refer to: (i) reimbursement of expenses totaling R$246,938, with: R$53,436 referring to expenses incurred in current year and R$193,503 expenses incurred in previous fiscal years; and (ii) R$48,423 as an exchange rate change.

After being grounded for 20 months, the Boeing 737-MAX aircraft resumed operations with the effective approval of the regulatory bodies – FAA and ANAC – and full recertification process, ensuring the highest levels of reliability and operational safety. GOL was the first company in the world to resume commercial flights with the MAX, reflecting the Company’s full confidence

F - 21

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

in this aircraft and the certainty that it is one of the safest and most efficient aircraft in the world. The Company has carried out a rigorous series of technical flights that exceeded the requirements imposed by the aviation regulatory agencies and reintegrated the aircraft into its fleet, with the first commercial flight on December 9, 2020.

1.4.	Corporate structure

The corporate structure of the Company and its subsidiaries, on December 31, 2020, is shown below:

GOL
52.60%
Smiles Fidelidade S.A.
100.00%
GLA
100.00%
GAC Inc.
100.00%
Gol Finance
100.00%
Gol Finance Inc.
100.00%
Fundo Sorriso
100.00%
Smiles Fidelidade S.A.
100.00%
Smiles Viagens e Turismo S.A.
98.00%
2.00%
Smiles Viajes Y Turismo S.A.
100.00%
AirFim
60.00%
SCP Trip
Operation in Brazil
Offshore subsidiaries
Exclusive investment fund

The Company’s equity interest in the capital of its subsidiaries, on December 31, 2020, is shown below:

Entity	Date of incorporation	Location	Principal activity	Type of control	% of interest in the capital stock in the capital stock
					2020	2019
GAC	March 23, 2006	Cayman Islands	Aircraft acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight transportation	Direct	100.00	100.00
AirFim	November 7, 2003	Brazil	Investment fund	Indirect	100.00	100.00
Smiles Fidelidade	August 1, 2011	Brazil	Loyalty program	Direct	52.60	52.61
Smiles Viagens	August 10, 2017	Brazil	Tourism agency	Indirect	52.60	52.61
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Loyalty program	Indirect	52.60	52.61
Smiles Viagens Argentina (a)	November 20, 2018	Argentina	Tourism agency	Indirect	52.60	52.61
Fundo Sorriso	July 14, 2014	Brazil	Investment fund	Indirect	52.60	52.61
Companies in Shareholding:
SCP Trip	April 27, 2012	Brazil	On-board magazine	-	60.00	60.00

(a)       Companies with functional currency in Argentine pesos (ARS).

The subsidiaries GAC Inc., GOL Finance and GOL Finance Inc., are entities incorporated with the specific purpose of continuing the financial operations and related to the Company's fleet. They do not have an independent management structure and are unable to make independent

F - 22

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

decisions. Thus, the assets and liabilities of these entities are consolidated in the parent company's financial statements.

The subsidiaries Smiles Fidelidade S.A. and Smiles Viajes Y Turismo S.A., incorporated and controlled by Smiles Fidelidade S.A., both headquartered in Buenos Aires, Argentina, have the purpose to promote operations of the Smiles Program and the sale of airline tickets in that country.

The subsidiary Smiles Fidelidade also controls Smiles Viagens e Turismo S.A. (“Smiles Viagens”), whose main purpose is intermediating travel organization services, by booking or selling airline tickets, accommodation, tourism packages, among others.

The investment funds Airfim and Fundo Sorriso, controlled by GLA and Smiles Fidelidade, respectively, have the characteristic of an exclusive fund and act as an extension of the subsidiaries to carry out operations with derivatives and investments, so that the Company consolidates the assets and liabilities of this fund in its financial statements.

1.5.	Corporate reorganization plan

On March 24, 2021, Smiles Fidelidade and Company's shareholders approved the proposal for the merger of shares involving both companies.

The merger proposal includes the following steps, which will be implemented concurrently and interdependently:

•	incorporation of Smiles Fidelidade shares by GLA, issuing preferred shares and redeemable preferred shares of GLA to the shareholders of Smiles Fidelidade;
•	incorporation of GLA’s shares by the Company, issuing preferred shares and redeemable preferred shares of the Company to GLA’s shareholders; and
•	redemption of GLA’s and the Company's redeemable preferred shares, with cash payment based on the redemption of the Company's redeemable preferred shares to the shareholders of Smiles Fidelidade.

The merger of shares will result in the merger of the two operating subsidiaries of the Company, GLA and Smiles Fidelidade, with the purpose to maximize the value for all shareholders by aligning the interests of both companies, while ensuring the continuity of the airline and the loyalty program, simplify corporate governance, strengthen the capital structure and reduce operating, administrative and financial costs, as well as tax inefficiencies.

Further details about this operation, including the definitions of exchange ratios, protocol and reasoning, and other related documents, were disclosed by Management and are available for reading and consultation at the Company's electronic address.

1.6.	Compliance program

Since 2016, the Company has adopted several measures to strengthen and expand its internal control and compliance programs, among which we can highlight:

•      hiring specialized companies to assess risks and review internal controls regarding fraud and corruption;

F - 23

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

•      integrating risk, compliance and internal control functions through the Executive Board of Corporate Risks, Compliance and Internal Controls, reporting directly to the CEO and with independent access to the Board of Directors and the Statutory Audit Committee;

•      monitoring transactions that represent greater risks from the compliance point of view;

•      updating the procurement policy and improving the procedures to supervise the execution of contracted services;

•      evaluating the third-party contracts in accordance with internal compliance policy;

•      reviewing the code of ethics, the conduct manual, and many compliance policies, including massive mandatory training;

•      developing and disclosing the rules of conduct for third parties in relation to GOL;

•      mapping risks and periodically reviewing them, including compliance risks;

•      constant training and communication actions on topics relevant to compliance, including encouraging the use of the ethics channel; and

•      constant support to areas to guide on the compliance with compliance policies.

Management is constantly reinforcing to its employees, customers, and suppliers its commitment to continue improving its internal control and compliance programs.

As previously disclosed in the financial statements for the fiscal year ended December 31, 2017, 2018, and 2019, the Company signed an agreement with the Brazilian Federal Public Ministry in December 2016 (“Agreement”), through which the Company agreed to pay R$12 million in fines and make improvements to its compliance program. In turn, the Federal Public Ministry agreed not to file any lawsuits related to activities under the Agreement. In addition, the Company paid R$4.2 million in fines to the Brazilian tax authorities.

The Company voluntarily informed the U.S. Department of Justice (“DOJ”), the Securities and Exchange Commission (“SEC”) and the Brazilian Securities and Exchange Commission (“CVM”) about the Agreement and the external independent investigation conducted by an independent committee of the Company. The investigation was completed in April 2017 and revealed that immaterial payments were made to politically exposed people. None of the Company’s current employees, representatives or members of the Board of Directors and Management was aware of any illegal purpose behind the transactions identified, or of any illegal benefit for the Company from the transactions under investigation.

The Company reported the conclusions of the investigation to the relevant authorities and will keep them informed of any future developments regarding this issue, as well as monitor the analyses already started by these bodies. These authorities may impose fines and possibly other sanctions to the Company.

There were no further developments on the subject during the fiscal year ended December 31, 2020.

2.	Management’s statement, basis for preparing and presenting the financial statements

The Company’s financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s financial statements were prepared using the Brazilian Real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian reais, except when stated otherwise. The items disclosed in foreign currencies are duly identified, when applicable.

F - 24

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

The preparation of the Company’s financial statements requires Management to make judgments, use estimates, and adopt assumptions affecting the stated amounts of revenues, expenses, assets, and liabilities. However, the uncertainty inherent in these judgments, assumptions, and estimates could give rise to results that require a material adjustment of the book value of certain assets and liabilities in future reporting fiscal years.

The Company is continually reviewing its judgments, estimates, and assumptions.

Management, when preparing these financial statements, used the following disclosure criteria: (i) regulatory requirements; (ii) relevance and specificity of the information on the Company’s operations to users; (iii) the informational needs of users of financial statements; and (iv) information from other entities in the same industry, mainly in the foreign market.

Management confirms that all the material information in these financial statements are being demonstrated and corresponds to the information used by Management in the development of its business management activities.

The financial statements have been prepared based on historical cost, with the exception of the following material items recognized in the statements of financial positions:

•	short-term investments classified as cash and cash equivalents measured at fair value;
•	short-term investments mainly comprising exclusive investment funds, measured at fair value;
•	restricted cash measured at fair value;
•	derivative financial instruments measured at fair value; and
•	investments accounted for using the equity method.

The Company’s financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been prepared assuming that it will continue as going concern, realizing assets and settling liabilities in the normal course of business. Refer to Note 1.2. regarding the substantial doubt of the Company’s ability to continue as a going concern.

3.	Approval of financial statements

The approval and authorization for the issuance of these financial statements took place at the Board of Directors’ meeting held on March 24, 2021.

4.	Summary of significant accounting practices

4.1.	Consolidation

The financial statements include the financial statements of the Company and of the subsidiaries in which the Company has a direct or indirect control. Control is obtained when the Company:

•	has power over the investee;
•	is exposed, or has rights, to variable returns from its involvement with the investee; and
•	has the ability to use that power to affect its returns.

There is generally a presumption that a majority of voting rights results in control. To support this presumption and when the Company holds less than the majority of the voting rights of an investee, the Company considers all relevant facts and circumstances when assessing if it has power in relation to an investee. The Company reassesses if it has control over an investee if

F - 25

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

facts and circumstances indicate changes in one or more of the three control elements listed above.

The consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company loses control over the subsidiary. The variation in equity interest in subsidiary, without loss of control, is accounted for as an equity transaction.

Accounting practices were uniformly applied to all consolidated companies, consistent with those used by the parent company and adopted in the previous fiscal year. All transactions and balances between GOL and its subsidiaries were eliminated in the consolidation, as well as the unrealized profits or losses arising from these transactions, including charges and taxes. The income (expenses) and each component of other comprehensive income (expenses) are attributed to the shareholders of the parent company and to the non-controlling interest, even if this results in a loss to non-controlling shareholders.

4.2.	Investments

Investments in associates are initially recognized at cost and subsequently adjusted using the equity method. If the investee generates operating losses that lead the shareholders’ equity to become negative, the Company adopts the provisions set forth in IAS 28 - “Investment in Associates and Joint Ventures” and does not make additional records. The equity method result is recorded again when the investee recovers all accumulated losses.

4.3.	Cash and cash equivalents

The Company classifies in this group the balances of cash, bank deposits, automatic financial investments, and securities of immediate liquidity, which, according to analyses, are readily convertible into a known amount of cash with an insignificant risk of change in value. Financial investments classified in this group, due to their very nature, are measured at fair value through profit or loss and will be used by the Company in a short period of time.

4.4.	Short-term investments

In the presentation and measurement of financial assets, the Company considers the provisions of IFRS 9 - “Financial Instruments”, which establishes that financial assets must be initially measured at fair value less costs directly linked to their acquisition. In turn, the subsequent measurement is divided into two categories:

4.4.1.	Amortized cost

Short-term investments are measured at amortized cost when all of the following conditions are met:

•	the Company plans to hold the financial asset to collect the contractual cash flows; and
•	the contractual cash flows represent only the payments of interest and principal (“SPPI”).

4.4.2.	Fair value

•	through comprehensive income (expenses): short-term investments will be measured at fair value through comprehensive income (expenses) when both of the following conditions are met: (i) the Company plans to hold the financial asset to collect the contractual cash flows and sell the asset; and (ii) the contractual cash flows represent SPPI;

F - 26

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

•	through profit or loss: considered a residual category, that is, if the Company does not plan to hold the financial asset to collect the contractual cash flows and/or sell the asset, it must be measured at fair value through profit or loss. The Company may also choose, upon initial recognition, to designate the financial asset as measured at fair value through profit or loss, to eliminate or significantly reduce measurement or recognition inconsistencies, called "accounting mismatch". The financial instruments designated at fair value through profit or loss are to eliminate or significantly reduce an accounting mismatch, thus appraised at market value.

4.5.	Restricted cash

Restricted cash includes financial investments measured at fair value through profit or loss, used mainly as guarantees linked to financial instruments, as well as deposits for lease transactions.

4.6.	Trade receivables

They are measured based on the invoiced figure, net of estimated losses on provision for loan losses, and approximate the fair value given their short-term nature. In compliance with IFRS 9 – “Financial Instruments”, the provision for loan losses was measured through a simplified approach, using historical data, projecting the expected loss over the contractual life, by segmenting the receivables portfolio into groups that have the same receipt pattern and according to the respective maturity terms. In addition, for certain cases, the Company carries out individual analyses to assess the receipt risks.

4.7.	Inventories

Inventory balances mainly include materials for maintenance and replacement of parts. Inventories are measured at the average acquisition cost plus expenses such as non-recoverable taxes and customs expenses incurred in acquisition and transportation expenses until the current location of the items. Provisions for inventory obsolescence are recorded for those items that have no expectation of realization.

4.8.	Income tax and social contribution

4.8.1.	Current taxes

In Brazil, includes income tax (“IRPJ”) and social contribution on profit (“CSLL”), which are calculated monthly based on the taxable income, after offsetting tax losses and negative social contribution base, limited to 30% of the taxable income, applying the rate of 15% plus an additional 10% for the IRPJ and 9% for the CSLL.

4.8.2.	Deferred taxes

Deferred taxes represent credits and debits on IRPJ’s tax losses and negative CSLL bases, as well as temporary differences between the tax and accounting bases. Deferred tax and contribution assets and liabilities are classified as non-current.

An impairment loss on these assets is recognized when the Company’s internal studies indicate that the future use of these credits is not probable.

Deferred tax assets and liabilities are shown net if there is an enforceable legal right to offset tax liabilities against tax assets. However, for presentation purposes, if related to taxes levied

F - 27

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

by the same tax authority under the same taxable entity, the balances of tax assets and liabilities that do not meet the legal criterion of realization are disclosed separately. Deferred tax assets and liabilities were measured at the rates that are expected to be applicable in the period in which the asset is realized, or the liability is settled, based on the tax rates and legislation in force on the date of the financial statements.

The forecast of future taxable income on tax losses and negative social contribution base is prepared based on the business plans and are reviewed and approved annually by the Company’s Board of Directors.

4.9.	Rights and obligations with derivative financial instruments

Variations in interest rates, foreign exchange rates and aviation fuel prices expose the Company and its subsidiaries to risks that may affect their financial performance. To mitigate such risks, the Company, through its subsidiaries, contracts derivative financial instruments that may or may not be designated for hedge accounting and, if designated, are classified as cash flow hedge.

Derivatives financial instruments are measured at fair value at recognition and at subsequent reporting dates.

4.9.1.	Derivative financial instruments not designated as hedge accounting

The Company may contract derivative financial instruments that are not designated for hedge accounting when the Risk Management’s purposes do not require such classification. Transactions not designated as hedge accounting have the change in their fair value accounted for directly in the financial results.

4.9.2.	Derivative instruments classified as cash flow hedge

The instruments designated as cash flow hedge have the purpose of protecting future income (expenses) arising from changes in interest rates, fuel prices and foreign exchange. The effectiveness of the variations is estimated based on statistical methods of correlation and by the proportion between the hedge’s gains and losses and the variation of the costs and expenses protected. The effective variations in fair value are recorded in the shareholders’ equity in “Other comprehensive income”, up to the recognition of the result of the hedged object. The inefficiencies found in each reporting period are recognized in the financial income (expenses). The hedge transactions recorded in “Other comprehensive income” are net of tax effects.

4.9.3.	Derecognition and write-off of derivative financial instruments

The hedge accounting is discontinued prospectively when the Company and its subsidiaries (i) cancel the protection relationship; (ii) the derivative instrument expires or is sold, terminated or executed, (iii) when there is low predictability of realization of the hedge’s object, or (iv) when it no longer qualifies as hedge accounting. If the operation is discontinued, any gains or losses previously recognized in “Other comprehensive income” and accumulated in the shareholders’ equity up to that date are immediately recognized in the income (expenses) for the fiscal year.

F - 28

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

4.10.	Deposits

4.10.1.	Deposits for the maintenance of aircraft and engines

Refer to payments made in U.S. dollars to lessors for the future maintenance of aircraft and engines. The realization of these assets occurs, substantially, in the use of the deposit for payment to the workshop when the maintenance is carried out or through the receipt of financial resources, according to the negotiations carried out with the lessors. The exchange rate change of these payments is recognized as an expense or income in the financial results. Management regularly assesses the impairment of these deposits based on the eligibility of the application of such amounts in future maintenance events and believes that the figures reflected in the balance sheet are realizable.

Some of the agreements foresee that, if there are no maintenance events with the possibility of using the deposits, the deposits for this operation are not refundable. Such amounts are retained by the lessor and represent payments made according to the use of the components until the return date. Accordingly, the amounts in this category are recognized directly in the income (expenses) for the fiscal year under “Maintenance, material and repairs”, considering the regular impairment test or when the asset is returned.

In addition, the Company has agreements with some lessors to replace deposits for credit bills, which can be executed by the lessors if the maintenance of the aircraft and engines does not occur according to the review schedule. Several aircraft lease agreements do not require maintenance deposits and have credit bills to ensure the maintenance is carried out in the scheduled periods. Until December 31, 2020, no credit bill had been executed against the Company.

4.10.2.	Court deposits

In the course of the lawsuits brought against the Company and on which the legitimacy of the claims is questioned, the Company may be required to make appeals and/or judicial deposits to continue its defense strategy. These amounts are monetarily restated, mostly by inflation indexes, and are characterized as non-reachable resources by the Company, pending a judicial decision.

4.10.3.	Deposits in guarantee and collateral for lease agreements

Deposits and guarantees are denominated in U.S. dollars and updated monthly by the foreign exchange rates, without interest income and are refundable to the Company at the end of the lease agreements.

4.11.	Property, plant and equipment

Property, plant and equipment, including rotables (spare parts), are recorded at acquisition and/or construction cost. Interest and financial charges directly related to the acquisition, construction or production of a good that necessarily requires significant time to complete are capitalized as part of the cost of the corresponding asset.

Every item of the property, plant and equipment that has a significant cost in relation to the total asset is depreciated separately. The estimated economic useful life of property, plant and equipment, for purposes of depreciation, is shown in Note 15.

The estimated market price at the end of its useful life is the premise used to set the residual

F - 29

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

value of the Company’s property, plant and equipment. The residual value and useful life of the assets are reviewed annually by the Company. Any variation due to changes in the expectation of using such items results in prospective changes.

The book value of the property, plant and equipment is analyzed to verify possible impairment loss when facts or changes in circumstances indicate that the book value is greater than the estimated recoverable amount. The book value of the aircraft is annually tested for impairment, even if there are no circumstances that indicate losses.

An item of property, plant and equipment is written-off after disposal or when there are no future economic benefits resulting from the continued use of the asset. Any gains or losses on the sale or write-off of an item are established by the difference between the amount received on the sale and the book value of the asset and are recognized in the income (expenses).

Additionally, the Company adopts the following treatment for the groups below:

4.11.1.	Prepayments for aircraft acquisition

Refers to prepayments in U.S. dollars made to Boeing for the acquisition of 737-MAX aircraft. Prepayments are converted at the historical rate.

4.11.2.	Lease agreements

Up to December 31, 2018, for lease agreements in which the risks and benefits of the leased asset were transferred to the Company, the asset was recognized in the balance sheet with a corresponding entry in the financial liability, at the beginning of the lease term, at amounts equivalent to the value fair value of the leased asset or, if lower, at the present value of the minimum lease payment.

Leased assets were depreciated over their useful lives. However, when there was no reasonable certainty that the Company would obtain the property at the end of the lease term, the asset was depreciated over its estimated useful life or within the lease term, whichever is less.

The other aircraft and engine leases were classified under the operating modality, and payments were recognized as an expense in the statement of operations on a straight-line basis over the term of the agreement, under the item “Operating Leases”. The future payments of such agreements did not represent an obligation recorded in the balance sheet; however, the commitments undertaken were duly presented in the Notes.

As of January 1, 2019, the Company started recording lease agreements in accordance with IFRS 16 – “Leases”, which differs significantly from the accounting practice previously adopted.

IFRS 16 – “Leases” established the principles for recognizing, measuring, presenting and disclosing lease transactions and required lessees to recognize all leases in accordance with a single statement of financial position model, similar to the recognition of finance leases pursuant to IAS 17 – “Leases”. The Company adopts exemptions for lessees, set forth in the standard, for leases of “low value” assets, for example, personal computers, and short-term leases, i.e., leases for which the term ends within 12 months or less.

At the beginning of a lease, the Company, as lessee, recognizes a liability to carry out payments (lease liability) and an asset representing the right to use the leased item for the lease term (right-of-use asset). The Company recognizes interest expenses separately from the lease liability and depreciation expenses of the right-of-use asset.

F - 30

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

4.11.2.1.	Right-of-use assets

The Company recognizes the right-of-use assets on the starting date of the lease (that is, on the date when the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any new remeasurements of lease liabilities. The cost of right-of-use assets includes the amount of recognized lease liabilities, initial direct costs incurred and lease payments made up to the starting date, less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis over the shortest period between the lease term and the estimated useful lives of the assets. In certain cases, if the ownership of the leased asset is transferred to the Company at the end of the lease term or if the cost represents the exercise of a call option, depreciation is calculated using the estimated useful life of the asset.

The cost of a right-of-use asset also includes an estimate of the costs to be incurred by the Company when returning the underlying asset, restoring the underlying asset to the condition required by the lease terms and conditions. The Company incurs an obligation for these costs, either on the start date or due to using the underlying asset during the term of the contract.

4.11.2.2.	Lease liabilities

On the lease’s start date, the Company recognizes lease liabilities measured at the present value of lease payments to be made during the lease term. Lease payments include fixed payments (including, substantially, fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or rate and expected amounts to be paid under residual value guarantees. Lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payment of fines for terminating the lease, if the lease term reflects the exercise of the option to terminate the lease by the Company.

Variable lease payments that do not depend on an index or rate recognized as expenses in the period in which the event or condition that generates these payments occurs.

When calculating the present value of lease payments, the Company uses its additional loan rate on the start date because the interest rate implied by the lease is not easily ascertained. After the start date, the value of the lease liability is increased to reflect the time elapsed and, therefore, the increase in interest and reduced for the lease payments made. In addition, the book value of lease liabilities is remeasured if there is a change, a change in the lease term, a change in lease payments (for example, changes in future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the valuation of a call option on the underlying asset.

The Company reassess the lease liability whenever certain events occur, such as a change in the term of the lease or a change in future lease payment flows due to a variation in the reference index or rate used to calculate such payments. Among the adoption methods provided for in the standard, the Company chose to adopt the modified retrospective approach.

F - 31

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

4.11.2.3.	Sale-leaseback transactions

The calculation to recognize the income (expenses) of sale-leaseback transactions uses the fair value of the negotiated asset as a reference. The source of information to obtain the fair value is the market price for items of a similar nature, considering the asset condition.

After the fair value is defined, gains or losses are initially calculated based on the difference between the fair value and the book value of the assets and subsequently adjusted according to the proportionality of the right of use transferred to the lessor (the latter being the effective value recognized in the result as income (expenses)).

The proportionality calculation is carried out considering the present value of the adjusted lease by the anticipated payments or additional financing.

4.11.3.	Capitalization of expenses with major maintenance of engines, aircraft, landing gear and APU (auxiliary power units)

Expenses with major maintenance events, which include replacement of parts and labor, are capitalized only when there is an extension of the estimated useful life of the corresponding asset. Such costs are capitalized and depreciated over the estimated period to be incurred until the next major maintenance or the return of the asset, whichever occurs first. Expenses incurred that do not extend the useful lives of assets are recognized directly in the statement of operations.

4.12.	Intangible assets

4.12.1.	Finite useful life

Intangible assets acquired are measured at the cost of their initial recognition. After initial recognition, intangible assets with finite useful lives, usually software, are stated at cost, less the accumulated amortization and impairment losses, when applicable. Intangible assets generated internally, excluding development costs, are not capitalized, and the expense is reflected in the statement of operations for the fiscal year in which it was incurred.

The useful life of an intangible asset is evaluated as finite or indefinite. Intangible assets with finite lives are amortized over their useful economic lives and are assessed for impairment whenever there is an indication of impairment. The amortization period and method for an intangible asset with a finite life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with finite lives is recognized in the statement of operations in the expense category consistent with the useful economic life of the intangible asset.

4.12.2.	Indefinite useful life

4.12.2.1.	Goodwill

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

F - 32

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

4.12.2.2.	Airport operation rights (“Slots”)

In the business combination of GLA and Webjet, slots were acquired, recognized at their fair values on the acquisition date and were not amortized. The estimated useful life of these rights was considered indefinite due to several factors and considerations, including requirements and permits to operate in Brazil and the limited availability of use rights at the most important airports in terms of air traffic volume. The book value of these rights is assessed annually, based on the GLA cash-generating unit regarding its recoverable amount or in cases of changes in circumstances that indicate that the book value may not be recoverable. No impairment loss has been recorded to date.

4.13.	Loans and financing

Loans and financing are initially recognized at fair value less any directly attributable transaction costs. After the initial recognition, these financial liabilities are measured at amortized cost using the effective interest method, except for the contracted derivatives linked to Exchangeable Senior Notes, which are measured at fair value through profit or loss.

Gains and losses are recognized in the statement of operations when the liabilities are written off. The amortized cost is calculated considering any negative discount or premium in the contract and fees or costs that are fully part of the effective interest rate method. Amortization using the effective interest rate method is included as a financial expense in the statement of operations, except when subject to capitalization.

4.14.	Suppliers and other obligations

They are initially recognized at fair value and subsequently increased, when applicable, by the corresponding charges and monetary and exchange rate changes incurred up to the closing dates of the financial statements.

4.14.1.	Suppliers - forfeiting

Management carried out a negotiation with suppliers with the purpose of extending payment terms. Accordingly, the Company signed an agreement with financial institutions that allows receivables from its suppliers to be anticipated. Considering that the anticipation of this receipt with the financial institutions is an option of the suppliers, as well, the Company is not reimbursed and/or benefited by the financial institution with discounts for payment before the maturity date agreed with the supplier, there is no change in the degree of subordination in case of judicial execution.

4.15.	Advance ticket sales

Represents the Company’s obligations to provide air transportation services and other ancillary services to its clients, net of breakage revenue already recognized in the statement of operations, as detailed in Note 4.18.1.

4.16.	Provisions

Provisions are recognized when the Company has a present obligation, formalized or not, as a result of a past event, and it is probable that economic benefits will be required to settle the obligation and a reliable estimate of its value can be made.

F - 33

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

4.16.1.	Provision for aircraft return

Aircraft lease agreements regularly provide for contractual obligations establishing conditions for return. In these cases, the Company makes provisions for the return costs, since these present obligations, arising from past events and which will generate future disbursements, which are measured with reasonable certainty. These expenses basically refer to aircraft reconfiguration (interior and exterior), obtaining licenses and technical certifications, return checks, painting, among others, as established in the agreement. The estimated cost is initially recorded at the present value in property, plant and equipment, and the corresponding entry of the provision for aircraft return is recorded in the “Provisions”. After the initial record, the liability is updated according to the capital remuneration rate estimated by the Company, with a corresponding entry in the income (expenses). Any changes in the estimate of expenses to be incurred are recorded prospectively.

4.16.2.	Provision for engine return

They are estimated based on the minimum contractual conditions under which the equipment must be returned to the lessor, observing the historical costs incurred and the conditions of the equipment at the time of the appraisal. These provisions are recorded in the statement of operations for the fiscal year from the moment the contractual requirements are met, and the next maintenance is scheduled for a date later than the date scheduled to return the engine. The Company estimates the provision for the return of the engine according to the expense expected to incur and when the amount can be reliably estimated. The amount of a provision will be the present value of the expenses that are expected to be required to settle the minimum obligation. The term will be based on the date that the leased engine is expected to be returned, that is, the term of the lease.

4.16.3.	Provision for tax and labor risks

The Company is a party to a number of judicial and administrative proceedings, mainly in Brazil, whose assessments of the likelihood of loss include an analysis of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, and their relevance in the legal system, as well as the assessment of external lawyers. Provisions are reviewed and adjusted to reflect changes in circumstances, such as the applicable statute of limitations, conclusions of tax inspections, or additional exposures identified based on new matters or court decisions.

4.17.	Post-employment benefits

As of the fiscal year ended December 31, 2019, the Company started to recognize actuarial assets and liabilities related to the health care plan benefits offered to its employees in accordance with IAS 19 – “Employee Benefits”. Actuarial gains and losses are recognized in other comprehensive income (expenses) based on the actuarial report prepared by independent experts, while the benefits paid directly by the Company, the cost of current service and the cost of interest are recognized in the income (expense) for the fiscal year.

In 2019, Management assessed the impact of not adopting the standard in previous fiscal years and concluded that the effects were immaterial and did not lead to losses to users of the previously disclosed financial statements.

F - 34

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

4.18.	Recognition of revenue

4.18.1.	Revenue from passengers, cargo and ancillary services

Passenger revenue is recognized when air transportation is actually provided. Tickets sold but not yet used are recorded in the item of advance from ticket sales, representing deferred revenue from tickets sold to passengers to be transported at a future date, net of the estimated breakage revenue.

Breakage revenue calculates, on a historical basis, tickets issued that will expire due to non-use, that is, passengers who have purchased tickets and are highly likely not to use them. The calculations are reviewed at least once a year to reflect and capture changes in customer behavior in relation to ticket expiration.

Revenues from cargo shipments are recognized when performance obligations are met.

Other revenues that include charter services, on-board sales services, flight rebooking fees, baggage drop-off, and other additional services are recognized along with the primary passenger transportation obligation.

4.18.2.	Mileage revenue

The Smiles Program has the purpose to build customer loyalty by granting mileage credits to participants. The obligation generated by issuing miles is measured based on the price at which the miles were sold to Smiles’ air and non-air partners, considered as the fair value of the transaction.

The revenue is recognized in the income (expenses) for the fiscal year when the miles are redeemed by participants in the Smiles Program and exchanged for awards with their partners. From the perspective of the consolidated financial statements, the cycle of recognition of revenue in relation to the exchange of miles from the Smiles Program for airline tickets is only completed when passengers are effectively transported.

The subsidiary Smiles acts as an agent and fulfills its performance obligation when participants redeem the miles of the Smiles Program and exchange them for awards with its partners. This is the moment when revenue is recognized in the income (expenses). Accordingly, the gross revenue is shown net of its respective direct variable costs related to making goods and services available to participants.

As a result of its characteristics, the miles program also provides the possibility of recognizing a breakage revenue, which in turn is established based on the calculation of miles that have a high expiration potential to their non-use by the Smiles Program’s participants. The calculation is applied to the miles issued in the period, giving rise to the breakage revenue.

It should be noted that future events can significantly change the profile of customers and their historical pattern of redemption of miles. Such changes may lead to significant changes in the balance of deferred revenue, as well as in the recognition of breakage revenue, statistical calculation reviewed annually.

F - 35

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

4.18.3.	Adoption of hedge accounting to protect future revenues with passengers and ancillary services

In the regular course of its operations, the Company has recurring sales in U.S. dollars (“US$”), mainly as a result of international routes in South, Central, and North America. Accordingly, as of August 1, 2019, Management has adopted the cash flow hedge accounting as a way to reduce the volatility for these future foreign currency revenues, which are considered highly probable, as provided for and stated in Paragraph 6.3.1 of IFRS 9 – “Financial Instruments”, using as hedge instruments the lease agreements recorded as a debt due to the adoption of IFRS 16 – “Leases”.

With the adoption of hedge accounting, the foreign exchange gains and losses arising from the lease agreements (hedge instrument) will be accumulated in shareholders’ equity, “Adjustments to equity valuation”, appropriated to the Company’s income (expenses) upon the realization of the revenues from sales in US$.

Hedge accounting derives from the natural hedge of the Company’s operations, portrayed by cash flow (revenues and amortization of debt in US$) and does not represent an increase in financial costs, allowing the elimination of some of the exchange rate volatility in the Company's income (expenses). The final position of shareholders’ equity is not affected by the adoption of this accounting practice. The elements of hedge accounting are: (1) hedged: highly probable sales revenue in US$; (2) hedge instrument: lease contracts linked to the US$; (3) amount designated: (1) hedged object: highly probable sales revenue in US$; (2) hedge instrument: 50 lease agreements linked to US$; (3) designated amount: 60 months of highly probable revenues based on a range of 80 to 85% of historically earned revenues, totaling US$903,102 at the initial adoption; (4) nature of the hedged risk: exchange rate change; (5) specification of the hedged risk: USD/BRL spot exchange rate change; (6) type of hedge: cash flow.

4.19.	Share-based compensation

4.19.1.	Stock options

The Company offers stock option plans to its executives. The Company recognizes as an expense, on a straight-line basis, the fair value of the options or shares, calculated on the grant date by the Black-Scholes method, during the period of service required by the plan, as a corresponding entry to the shareholders’ equity. The accumulated expense recognized reflects the acquisition period and the Company’s best estimate of the number of shares that will be acquired. The expense or revenue from the movement occurred during the fiscal year is recognized in the statement of operations.

The effect of outstanding options is reflected as an additional dilution in the calculation of diluted earnings per share.

The plans have been settled with the delivery of the shares.

4.19.2.	Restricted shares

The Company can also offer to its executives a plan to transfer restricted shares, taking place at the end of three or four years after the grant date, as set forth in each program’s plan, provided that the beneficiary has held his/her employment relationship during this period. Such transfer occurs preferably through shares held in treasury.

F - 36

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

The impact of any revision of the number of restricted shares that will not be acquired in relation to the original estimates, if any, is recognized in the income (expenses) for the fiscal year, in such a way that the accumulated expense reflects the revised estimates with the corresponding adjustment in the shareholders’ equity.

The plans have been settled with the delivery of the shares.

4.20.	Profit-sharing for employees and members of Management

The Company’s employees are entitled to profit sharing based on certain goals agreed annually. For the members of Management the goals are based on the statutory provisions proposed by the Board of Directors and approved by the shareholders. The profit sharing is recognized in the statement of operations for the period in which the goals are achieved.

4.21.	Financial results

Include interest revenues on amounts invested, exchange rate changes on assets and liabilities, changes in the fair value of financial assets measured at fair value through profit or loss, gains and losses on hedge instruments that are recognized in the income (expenses), interest on loans and financing, commissions and bank charges, among others. Interest revenues and expenses are recognized in the statement of operations using the effective interest method.

4.22.	Earnings (loss) per share

Basic earnings per share are calculated by dividing the net income for the fiscal year attributed to the Company’s controlling shareholders by the weighted average number of all classes of shares outstanding during the year.

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares unless these adjustments are not dilutive.

4.23.	Segments

An operating segment is part of the Company that develops business activities to obtain revenues and incur expenses. The operating segments reflect the way in which the Company’s management reviews the financial information to make decisions. The Company’s Management identified the operating segments, which meet the quantitative and qualitative parameters of disclosure and represent the main types of business: air transportation and loyalty program.

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

The operations of this segment are represented by transactions for the sale of miles to air and non-air partners. In this context, includes management of the program, the marketing and redemption rights of products and services and the creation and management of a database of individuals and companies. The main cash-generating asset is its portfolio of program participants.

F - 37

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

4.24.	Transactions in foreign currency

Foreign currency transactions are recorded at the exchange rate change prevailing on the date on which the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Exchange rate change, net” in the statement of operations for the fiscal year.

The exchange rate changes in reais in effect on the base date of these financial statements are as follows:

	Final Rate		Average Rate
	2020	2019	2020	2019
U.S. Dollar	5.1967	4.0307	5.1425	4.1102
Argentinian Peso	0.0617	0.0673	0.0622	0.0686

4.25.	New accounting standards and pronouncements adopted in the current fiscal year

The standards listed below have become valid for annual periods beginning on or after January 1, 2020. The Company decided not to adopt in advance any other standard, interpretation or amendment that has been issued but is not yet in force.

4.25.1.	Amendments to IFRS 3: Definition of a business

The amendments to IFRS 3 – “Business Combinations” clarify that, to be considered a business, an integrated set of activities and assets must include, at a minimum, an input - input of resources and a substantive process that, together, contribute significantly to the capacity to generate output - output of resources. In addition, clarified that a business can exist without including all inputs - inputs of resources and processes necessary to create outputs - outputs of resources. These changes had no impact on the Company's financial statements but may impact future periods if the Company enters into any business combinations.

4.25.2.	Amendments to IAS 39, IFRS 7 and IFRS 9: Interest rate benchmark reform

The amendments to Pronouncements IAS 39 – “Financial Instruments: Recognition and Measurement” and IFRS 9 – “Financial Instruments” provide exemptions that apply to all protective relationships directly affected by the reference interest rate reform. A protective relationship is directly affected if the reform raises uncertainties about the period or the value of cash flows based on the reference interest rate of the hedged item or hedging instrument. These changes have no impact on the Company's financial statements since it does not have interest rate hedging relationships.

4.25.3.	Amendments to IAS 1 and IAS 8: Definition of material

The amendments provide a new definition of material that states, “the information is material if its omission, distortion or obscurity could reasonably influence decisions that primary users of general purpose financial statements make based on those financial statements, which provide financial information on entity-specific report”. The amendments clarify that the materiality will depend on the nature or magnitude of the information, individually or in combination with other information, in the context of the financial statements. Distorted

F - 38

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

information is material if one could reasonably be expected to affect decisions made by primary users. These changes had no impact on the financial statements, nor is it expected to have any future impact for the Company and its subsidiaries.

4.25.4.	Revision in Conceptual Framework for Financial Report

The revised pronouncement outlines some new concepts, updates definitions and recognition criteria of assets and liabilities, and clarifies some important concepts. These changes had no impact on the Company's financial statements.

4.25.5.	Amendments to IFRS 16: COVID-19 related rent concessions

The amendments provide for concession to lessees in the application of the guidelines of IFRS 16 – “Leases”, on the modification of the lease, when accounting for the related benefits as a direct result of the COVID-19 pandemic.

As a practical expedient, a lessee may choose not to assess if a benefit related to COVID-19 granted by the lessor is a modification of the lease. The lessee who makes this option must account for any change in the lease payment resulting from the benefit granted in the lease agreement related to COVID-19 in the same way that it would account for the change applying IFRS 16 if the change was not a change of the lease agreement.

For agreements renegotiated until June 2020, which had only their payments postponed until June 2021, and meet the conditions provided for in the standard, the Company chose not to evaluate such changes as changes to the lease agreements, having applied the practical expedient above.

4.26.	Main accounting estimates and assumptions used

As disclosed in Note 2, Management made judgments that have a significant effect on the amounts recognized in the financial statements, namely:

• ticket and miles breakage revenue (Note 4.18.1 and 4.18.2);

• allowance for expected loss on trade receivables accounts (Note 8);

• advances to suppliers and third parties (Note 10);

• annual analysis of the recoverable amount of taxes deferred (Note 12);

• impairment test of maintenance deposits (Note 13);

• useful life of property, plant and equipment and intangible assets with defined useful life (Notes 15 and 16);

• annual impairment test of goodwill (Note 16);

• impairment test of slots (Note 16);

• advance ticket sales (Note 22);

• provision for the return of aircraft and engines (Note 24);

• provisions for post-employment benefits (Note 24);

• provision for tax, civil and labor risks (Note 24);

• share-based compensation transactions (Note 27);

• rights and obligations with derivative transactions (Note 33); and

• fair value of financial instruments (Note 33).

The Company continuously reviews the assumptions used in its accounting estimates. The effect of revisions to accounting estimates is recognized in the financial statements in the period in which such revisions are made.

F - 39

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

4.27.	New accounting standards and pronouncements not yet adopted

4.27.1.	Amendments to IAS 1: Classification of liabilities as current or non-current

In January 2020, IASB issued amendments to Paragraphs 69 to 76 of IAS 1 – “Presentation of Financial Statements”, to specify the requirements to classify the liability as current or non-current. The amendments clarify:

•	What means a right to postpone liquidation;
•	That the right to postpone must exist on the base date of the report;
•	That this classification is not affected by the likelihood that an entity will exercise its right to postpone
•	That only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification

The changes are valid for periods beginning on or after January 1, 2023 and must be applied retrospectively. The Company currently assesses if such changes will have an impact on its financial statements.

According to Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the income (expenses) or shareholders’ equity disclosed by the Company.

5.	Cash and cash equivalents

	2020	2019
Cash and bank deposits	428,812	418,447
Cash equivalents	234,018	1,226,978
Total	662,830	1,645,425

The breakdown of cash equivalents is as follows:

	2020	2019

Local currency
Private bonds and deposits with banks	170,359	514,356
Automatic deposits	59,936	5,505
Total local currency	230,295	519,861

Foreign currency
Deposits with banks	3,723	707,117
Total foreign currency	3,723	707,117

Total	234,018	1,226,978

F - 40

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

6.	Short-term investments

	Weighted average rate (p.a.)	2020	2019
Local currency
Government bonds	72.7% of CDI	22,465	56,532
Investment funds	77.7% of CDI	603,698	862,868
Total local currency		626,163	919,400

Foreign currency
Deposits with banks	0.6%	2,415	1,713
Government bonds	-	-	29,684
Investment funds	0.6%	757	2,965
Total foreign currency		3,172	34,362

Total		629,335	953,762

7.	Restricted cash

	Weighted average rate (p.a.)	2020	2019

Local currency
Import financing	96.6% of CDI	213,153	138,164
Letter of guarantee - Legal proceedings	85.8% of CDI	56,440	85,351
Letter of credit – Maintenance deposit	97.9% of CDI	155,184	136,438
Collateral for working capital lines of credit	99.9% of CDI	52,927	9,922
Total local currency		477,704	369,875

Foreign currency
Collateral for financing with Ex-lm Bank	0.2%	31,206	-
Escrow deposits for hedge margin	-	35,697	74,431
Total foreign currency		66,903	74,431

Total		544,607	444,306

Current		355,769	304,920
Non-current		188,838	139,386

F - 41

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

8.	Trade receivables

	2020	2019

Local currency
Credit card administrators	318,869	740,967
Travel agencies	266,086	253,494
Cargo agencies	29,902	33,677
Airline partner companies	8,877	291
Other	13,845	15,690
Total local currency	637,579	1,044,119

Foreign currency
Credit card administrators	77,616	121,844
Travel agencies	13,960	36,845
Cargo agencies	122	1,384
Airline partner companies	19,464	30,740
Other	9,005	11,550
Total foreign currency	120,167	202,363

Total	757,746	1,246,482

Allowance for expected loss on trade receivables accounts	(18,047)	(16,952)

Total trade receivables	739,699	1,229,530

The aging list of trade receivables, net of allowance for expected loss on trade receivables accounts, is as follows:

	2020	2019
Not yet due
Until 30 days	459,338	567,567
31 to 60 days	88,893	213,334
61 to 90 days	33,121	100,478
91 to 180 days	54,832	187,883
181 to 360 days	41,484	76,902
Above 360 days	256	1,499
Total not yet due	677,924	1,147,663

Overdue
Until 30 days	10,278	47,959
31 to 60 days	21,677	23,290
61 to 90 days	13,501	3,986
91 to 180 days	11,474	3,009
181 to 360 days	785	421
Above 360 days	4,060	3,202
Total overdue	61,775	81,867

Total	739,699	1,229,530

The changes in an expected loss on trade receivables are as follows:

	2020	2019
Balance at the beginning of the year	(16,952)	(11,284)
(Additions) and Exclusions	(1,095)	(13,499)
Unrecoverable Amounts	-	7,831
Balances at the end of the year	(18,047)	(16,952)

F - 42

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

9.	Inventories

	2020	2019
Consumables	14,533	14,274
Parts and maintenance materials	181,105	184,939
Total	195,638	199,213

The changes in the provision for obsolescence are as follows:

	2020	2019
Balances at the beginning of the year	(14,302)	(12,808)
Additions	(702)	(2,168)
Write-offs	2,142	674
Balances at the end of the year	(12,862)	(14,302)

10.	Advance to suppliers and third parties

	2020	2019

Advance to domestic suppliers	290,664	95,596
Advances to international suppliers	68,873	25,316
Advance for materials and repairs	48,933	48,930
Other advances	-	20,883
Total advances to suppliers	408,470	190,725

Current	318,769	142,338
Non-current	89,701	48,387

11.	Recoverable taxes

	2020	2019
IRPJ and CSLL prepayments	109,231	195,864
Withholding income tax	-	3,969
PIS and COFINS to recover (*)	387,033	273,152
Value added tax (VAT) abroad	3,998	4,650
Other	5,097	6,181
Total	505,359	483,816

Current	186,955	309,674
Non-current	318,404	174,142

(*) During the fiscal year ended December 31, 2020, the subsidiary GLA recorded PIS and COFINS extemporaneous tax credits, in the total amount of R$126,675. As of December 31, 2019, the subsidiaries Smiles Fidelidade and GLA calculated out-of-date PIS and COFINS credits, totaling R$49,518 and R$91,066, respectively.

F - 43

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

12.	Deferred taxes

12.1.	Deferred tax assets (liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	December 31, 2019	Statement of operations	Shareholders’ Equity and Others (*)	December 31, 2020
Deferred assets
Income tax losses carry forward	42,795	(5,186)	312	37,921
Negative basis of social contribution	14,360	(710)	-	13,650
Temporary differences:
Allowance for expenses loss on trade receivables and other credits	1,958	46	-	2,004
Provision for legal proceedings and tax liabilities	696	(779)	-	(83)
Others	-	15	56	71
Total deferred taxes – assets	59,809	(6,614)	368	53,563
Deferred liabilities
Temporary differences:
Derivative transactions	(42,154)	13,252	-	(28,902)
Breakage provision	(196,206)	2,708	-	(193,498)
Slots	(353,226)	-	-	(353,226)
Depreciation of engines and parts for aircraft maintenance	(183,977)	(10,812)	-	(194,789)
Reversal of goodwill amortization for tax purposes	(127,659)	-	-	(127,659)
Allowance for expenses loss on trade receivables and other credits	200,088	1,358	-	201,466
Provision for legal proceedings and tax liabilities	91,051	33,672	-	124,723
Provisions for aircrafts redelivery	146,239	44,539	-	190,778
Aircraft leases and others	64,379	(53,793)	-	10,586
Unrealized profits	68,111	1,732	-	69,843
Others	89,313	(8,463)	214	81,064
Total deferred taxes – liabilities	(244,041)	24,193	214	(219,634)
Total Effect of deferred taxes - Income (Expenses)	-	17,579	-	-

(*) Exchange rate change recognized in other comprehensive income (expenses).

F - 44

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

	GLA
	2020	2019
Acumulated income tax losses	8,401,388	5,017,227
Negative basis of social contribution	8,401,388	5,017,227
Potential tax credit	2,856,472	1,705,857

Management estimates that deferred tax credits, recorded on tax losses and negative social contribution basis, will be realized as follows:

Year	Amount
2021	1,438
2022	9,128
2023	12,657
2024	13,191
2025 to 2030	15,157
Total	51,571

The reconciliation of effective income tax and social contribution rates for the fiscal year ended on December 31, 2020, 2019 and 2018 is as follows:

	2020	2019	2018

Income (loss) before income tax and social contribution	(5,817,293)	388,945	(482,596)
Combined tax rate	34%	34%	34%
Income at the statutory tax rate	1,977,880	(132,241)	164,083

Adjustments to calculate the effective tax rate:
Equity method investees	(149)	26	132
Tax rate difference on results of offshore subsidiaries	(4,734)	(207,565)	201,043
Non-deductible expenses, net	(124,577)	(61,219)	161,815
Exchange rate change on foreign investments	(174,151)	(101,329)	(173,964)
Interest on shareholders’ equity	8,693	8,212	6,998
Extemporaneous tax credit	-	31,942	-
Deferred tax assets (liabilities) net recognized	(1,760,920)	252,567	(653,343)
Use of tax credits in non-recurring installment Payments	-	-	(3,892)
Total income tax	(77,958)	(209,607)	(297,128)

Income tax and social contribution
Current	(95,537)	(178,621)	(52,139)
Deferred	17,579	(30,986)	(244,989)
Total income (loss) taxes	(77,958)	(209,607)	(297,128)

13.	Deposits

	2020	2019
Court deposits	667,565	841,746
Maintenance deposits	1,032,418	830,282
Deposits in guarantee for leases agreements	358,472	296,327
Total	2,058,455	1,968,355

F - 45

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

13.1.	Court deposits

Court deposits and blocks represent guarantees of tax, civil and labor lawsuits, kept in court until the resolution of the disputes to which they are related. Part of the court deposits refers to civil and labor lawsuits arising from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees who do not belong to GLA or any related party. Considering that Management does not believe that the Company is legally responsible for such claims and the release of the court deposits has been claimed. As of December 31, 2020, the blocked amounts referring to Varig S.A.'s succession proceedings and third-party proceedings were R$77,564 and R$105,320, respectively (R$115,390 and R$107,510 as of December 31, 2019), the remaining amounts refer to legal proceedings to which the Company is the main party.

13.2.	Maintenance deposits

The Company makes deposits in U.S. dollars for the maintenance of aircraft and engines, which will be used in future events as established in certain lease agreements.

Maintenance deposits do not exempt the Company, as a lessee, from contractual obligations related to the maintenance or the risk associated with operating activities. These deposits can be replaced by bank guarantees or letters of credit (SBLC - stand by letter of credit) according to the conditions established in the aircraft lease. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

The Company has two categories of maintenance deposits:

•	Maintenance Guarantee: Refers to one-time deposits that are refunded at the end of the lease, and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on December 31, 2020 was R$273,311 (R$213,449 on December 31, 2019).

•	Maintenance Reserve: Refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On December 31, 2020, the balance referring to such reserves was R$759,108 (R$616,833 on December 31, 2019).

13.3.	Deposits in guarantee for leases agreements

As required by the lease agreements, the Company makes guarantee deposits (in U.S. dollars) to the leasing companies, which can be fully redeemed at maturity.

F - 46

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

14.	Investments

14.1.	Breakdown of investments

The investment information is shown below:

	2020	2019
Relevant investment information in Trip
Capital stock	1,318	1,318
Interest	60.00%	60.00%
Total equity	1,359	2,103

Adjusted equity (a)	815	1,254
Net income for the year	(732)	129
Net income for the year attributable to the company’s interest	(439)	77

14.2.	Changes in investments

Trip
Balances on December 31, 2018	1,177
Equity method results	77
Balances on December 31, 2019	1,254
Equity method results	(439)
Balances on December 31, 2020	815

F - 47

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

15.	Property, plant and equipment

	Weighted average rate (p.a.)	2019	Additions and contractual amendments	Disposals (6)	Transfers	2020
Flight equipment
Cost
Aircraft - ROU(1) with purchase option (5)		660,256	-	(660,256)	-	-
Aircraft - ROU with no purchase option		3,561,980	704,253	(245,524)	-	4,020,709
Spare parts and engines – Own (7) (8)		1,764,295	206,253	(5,887)	(250)	1,964,411
Spare parts and engines – ROU		109,977	(15,296)	(10,352)	-	84,329
Aircraft and engine improvements		3,084,023	351,386	(229,024)	-	3,206,385
Tools		53,454	2,311	(194)	250	55,821
		9,233,985	1,248,907	(1,151,237)	-	9,331,655
Depreciation
Aircraft - ROU with purchase option (5)		(226,433)	(2,935)	229,368	-	-
Aircraft - ROU with no purchase option	16.52%	(719,377)	(783,678)	82,407	-	(1,420,648)
Spare parts and engines – Own (7) (8)	7.13%	(706,381)	(133,806)	3,139	-	(837,048)
Spare parts and engines – ROU	25.59%	(26,745)	(30,274)	9,079	-	(47,940)
Aircraft and engine improvements	44.20%	(1,717,552)	(780,054)	215,564	-	(2,282,042)
Tools	10.00%	(24,712)	(4,148)	163	-	(28,697)
		(3,421,200)	(1,734,895)	539,720	-	(4,616,375)

Total Net - Flight equipment		5,812,785	(485,988)	(611,517)	-	4,715,280

Property, plant and equipment in use
Cost
Vehicles		11,681	159	(576)	-	11,264
Machinery and equipment		63,091	888	(1,138)	-	62,841
Furniture and fixtures		32,983	1,386	(1,579)	-	32,790
Computers and peripherals - Own		45,732	2,863	(1,108)	-	47,487
Computers and peripherals – ROU		21,992	-	-	-	21,992
Communication equipment		2,548	8	(323)	-	2,233
Security equipment		856	-	(801)	-	55
Third-party property improvements - CMA (3)		107,637	-	-	-	107,637
Third-party property improvements		71,174	330	-	4,210	75,714
Third-party properties - ROU		22,354	5,583	(70)	-	27,867
Construction in progress		17,906	1,141	-	(4,210)	14,837
		397,954	12,358	(5,595)	-	404,717
Depreciation
Vehicles	20.00%	(9,291)	(595)	314	-	(9,572)
Machinery and equipment	10.00%	(45,437)	(4,045)	1,065	-	(48,417)
Furniture and fixtures	10.00%	(19,908)	(2,088)	1,513	-	(20,483)
Computers and peripherals - Own	20.00%	(33,190)	(3,740)	1,093	-	(35,837)
Computers and peripherals – ROU	35.26%	(7,682)	(7,778)	-	-	(15,460)
Communication equipment	10.00%	(2,081)	(95)	305	-	(1,871)
Security equipment	10.00%	(615)	(3)	586	-	(32)
Third-party property improvements - CMA	12.05%	(102,675)	(4,962)	-	-	(107,637)
Third-party property improvements	20.31%	(39,039)	(10,289)	-	-	(49,328)
Third-party properties - ROU	35.57%	(7,156)	(8,748)	70	-	(15,834)
		(267,074)	(42,343)	4,946	-	(304,471)
Total net - Property, plant and equipment in use		130,880	(29,985)	(649)	-	100,246

Impairment losses (2)	-	(41,719)	7,389	-	-	(34,328)
Total		5,901,946	(508,584)	(612,166)	-	4,781,196

Advances to suppliers (4)	-	156,155	96,537	(73,600)	-	179,092
Total Property, plant and equipment		6,058,101	(412,047)	(685,766)	-	4,960,288

(1) ROU - Right of Use

(2) Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.

(3) CMA - Maintenance Center - Confins/MG

(4) The write-off refers to PDP return, as mentioned in note 1.3.

(5) Write-off resulting from the sale-leaseback transaction, see Note 18.1.

(6) The amounts are composed of sales and write-offs.

(7) As of December 31, 2020, the balance of spare parts is granted as a guarantee to Secured Notes 2026, according to note 17.

(8) As of December 31, 2020, 19 engines of the Company are granted as a guarantee to the Spare Engine Facility and the Loan Facility, according to note 17.

F - 48

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

16.	Intangible assets

	Weighted average rate (p.a.)	2019	Additions	Write-off	2020
Cost
Goodwill	-	542,302	-	-	542,302
Slots	-	1,038,900	-	-	1,038,900
Software	-	579,370	63,993	(135,629)	507,734
Others	-	10,000	-	-	10,000
Total Cost		2,170,572	63,993	(135,629)	2,098,936

Amortization
Software	25.73%	(389,730)	(91,314)	135,383	(345,661)
Others	20.00%	(4,167)	(2,000)	-	(6,167)
Total Amortization		(393,897)	(93,314)	135,383	(351,828)

Intangible Assets, Net		1,776,675	(29,321)	(246)	1,747,108

The balances of goodwill and airport operating rights (slots) were tested for impairment on December 31, 2020, and 2019 through the discounted cash flow for each cash-generating unit, giving rise to the value in use.

In order to assess the recoverable value, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-Generating Units – “CGUs”). In order to determine the carrying amount of each cash-generating unit, the Company considers the intangible assets recorded and all necessary tangible assets to conduct the business, given that it will only generate economic benefits by using the combination of both.

The Company allocates goodwill to two cash-generating units: GLA and Smiles, and the slots are fully allocated to GLA’s cash-generating unit, as shown below. The results obtained were compared with the carrying amount of each cash-generating unit and, as a result, the Company did not recognize impairment losses on its CGUs.

	Goodwill		Slots
	GLA	Smiles
December 31, 2020
Book value	325,381	216,921	1,038,900
Value in use	20,784,520	6,771,424	21,064,362

Discount rate	13.98%	14.72%	12.20%
Perpetuity growth rate	3.25%	3.25%	3.25%

December 31, 2019
Book value	325,381	216,921	1,038,900
Book value – UGC	3,615,949	161,669	3,615,949
Value in use	26,543,428	6,061,994	21,373,789

Discount rate	12.20%	12.07%	12.85%
Perpetuity growth rate	3.55%	3.55%	3.53%

The results obtained were compared with the book value of each cash-generating unit and, as a result, the Company did not recognize losses in relation to the impairment of its CGUs.

F - 49

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

The assumptions adopted in the impairment testing of intangible assets are based on internal projections for a five-year period. For longer periods, the Company uses the perpetuity growth rate. The discounted cash flow that calculated the value in use of the cash-generating units was prepared in accordance with the Company’s business plan and approved by the Company’s Board of Directors.

The main assumptions taken into consideration by the Company to determine the value in use of the cash-generating units are:

•	Capacity and fleet: considers the use, the aircraft capacity used in each flight and the projected size of the fleet in use.
•	Demand: Market efficiency is the main input to estimate the Company’s demand growth. Management considers market efficiency to be the ratio between its market share and its seat share. This indicator reflects how efficiently the Company uses its share of the market’s total supply based on how much demand for air transportation it absorbs.
•	Revenue per passenger: considers the average price charged by GLA and the effects of market variables (see the variables used below).
•	Operating costs related to the business: based on the historical cost and adjusted by indicators, such as inflation, supply, demand and variation of the U.S. dollar.

The Company also considered market variables such as GDP (source: Central Bank of Brazil), U.S. dollar (source: Central Bank of Brazil), kerosene barrel (source: Brazilian Agency of Oil - “ANP”) and interest rate (source: Bloomberg).

F - 50

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

17.	Loans and financing

The breakdown of and changes in short and long-term loans and financing are as follows:

			2019										2020
	Maturity	Interest Rate p.a.	Current	Non-current	Total	Funding	Unrealized gain (loss) from ESN	Payments	Interest incurred	Interest paid	Exchange rate change	Amortization of costs and premium	Current	Non-current	Total
In R$:
Working capital – Lines of credit (a)	10/2025	6.48%	-	-	-	704,172	-	(450,532)	20,261	(17,011)	-	-	239,615	17,275	256,890
Debentures VII (b)	03/2022	3.41% (3)	289,423	289,302	578,725	-	-	-	25,936	(23,638)	-	6,065	440,918	146,170	587,088

In US$:
Term loan B (c)	08/2020	6.50%	1,229,600	-	1,229,600	-	-	(1,641,390)	65,382	(97,632)	437,942	6,098	-	-	-
Import financing (d)	06/2021	5.63%	663,979	-	663,979	25,974	-	(103,238)	41,326	(45,856)	201,474	-	783,659	-	783,659
Secured funding (e)	12/2021	9.50%	-	-	-	1,367,825	-	(833,171)	36,749	(36,366)	(50,924)	-	484,113	-	484,113
Senior notes 2022 (f)	01/2022	8.88%	12,102	313,267	325,369	-	-	(405,878)	7,052	(20,695)	92,730	1,422	-	-	-
Financing with Ex-lm Bank collateral (g)	12/2022	0.92%	180,812	76,395	257,207	124,074	-	(216,829)	5,488	(4,469)	71,877	7,396	194,786	49,958	244,744
ESN (1) (h)	07/2024	3.75%	29,443	1,753,526	1,782,969	-	(374,994)	-	178,414	(75,486)	424,327	(416)	37,960	1,896,854	1,934,814
Spare engine facility (i)	09/2024	2.56%	17,551	201,084	218,635	-	-	(63,482)	8,957	(9,282)	64,670	282	22,771	197,009	219,780
Senior notes 2025 (j)	01/2025	7.00%	75,587	2,548,472	2,624,059	37,322	-	-	235,588	(215,506)	751,423	5,951	98,521	3,340,316	3,438,837
Secured notes 2026 (k)	06/2026	8.00%	-	-	-	952,509	-	-	1,828	-	20	1,293	1,848	953,802	955,650
Loan facility (l)	03/2028	4.73%	31,727	150,821	182,548	59,949	-	(33,719)	11,974	(8,969)	53,681	237	32,566	233,135	265,701
Perpetual bonds (2) (m)	-	8.75%	12,815	533,935	546,750	99,135	-	-	60,035	(60,117)	159,887	-	16,522	789,168	805,690
Total			2,543,039	5,866,802	8,409,841	3,370,960	(374,994)	(3,748,239)	698,990	(615,027)	2,207,107	28,328	2,353,279	7,623,687	9,976,966

(1)       Exchangeable Senior Notes see Note 33.2.

(2)       It includes the elimination of related parties, considering securities of this issue, carried out by Gol Finance, held by GLA on December 31, 2020, totaling R$10,609 (R$86,393 on December 31, 2019).

(3)       During the fiscal year ended on December 31, 2020, after Split there was division into three series: Series 1 with a CDI rate of 120%; Series 2 with CDI rate + 5.40% and Series 3 with CDI rate + 3.50%.

(a)  Issuance of transactions with the purpose maintaining and managing the Company's working capital.

(b)  Issuance of 88,750 debentures by GLA on October 22, 2018 for early settlement of the Debentures VI.

(c)   Term Loan raised by Gol Finance on August 31, 2016 for aircraft purchases and bank repayment of loans, with backstop guarantee from Delta Airlines.

(d)  Credit lines with private banks used to finance the import of spare parts and aeronautical equipment. The interest rates negotiated are Libor 3m + 4.40% p.a. and Libor 1m + 3.25% p.a.

(e)  Backed financing raised by the subsidiary Gol Finance on August 31, 2020, with Delta Airlines, backed by Smiles’ shares and other assets, maturing on December 30, 2021.

(f)   Issuance of Senior Notes 2022 by the subsidiary Gol Finance on September 24, 2014, to renegotiate the Company's indebtedness.

(g)   Financing to perform engine maintenance services with Ex-Im Bank guarantee with an average rate of 0.81% p.a., in four transactions, with three transaction maturing in 2021 and one transaction maturing in 2022.

(h)  Issuance of Exchangeable Senior Notes (“ESN”) by the subsidiary Gol Finance in March, April and July 2019, totaling US$425 million maturing in 2024.

(i)   Loan backed by the Company's own engines, maturing in 2024.

(j)   Issuance of Senior Notes 2025 by the subsidiary Gol Finance on December 11, 2017 and February 2, 2018, to repurchase Senior Notes and general purposes of the Company.

(k)   Issuance of Secured Notes 2026 by the subsidiary Gol Finance on December 23, 2020 totaling US$200 million, maturing in 2026.

(l)   Loans with a guarantee of 5 engines in total, made on June 28, 2018. The contracted rates vary between Libor 6m + 2.35% p.a. until Libor 6m + 4.25% p.a.

(m)  Issuance of Perpetual Notes by Gol Finance on April 5, 2006 to finance aircraft purchase.

F - 51

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

Total loans and financing of the consolidated included fundraising and premiums costs of R$189,195, on December 31, 2020 (R$143,119 on December 31, 2019), which are amortized over the term of the related debt. The total also includes amortizable premium and fair value of the derivative financial instrument, both referring to ESN, totaling R$42,226 and R$346,030, respectively, on December 31, 2020 (R$54,479 and R$626,557 on December 31, 2019).

17.1.	New loans and financing contracted during the year ended on December 31, 2020

17.1.1.	Working capital – Lines of credit

During the fiscal year ended December 31, 2020, the Company, through its subsidiary GLA, raised funds and renegotiated the due dates of this type of agreement, placing promissory notes as collateral for the transactions. These transactions have as purpose maintaining and managing the company's working capital. Information on such financing is presented below:

Date -	Amount	Interest	Date -
Transaction	(R$ thousand)	Rate (p.a.)	Maturity
New Funding
April 20, 2020	21,195	8.52%	July 20, 2020
April 20, 2020	72,000	10.03%	July 20, 2020
April 20, 2020	94,830	8.99%	August 18, 2020
May 8, 2020	147,871	CDI + 6.9%	August 7, 2020
May 11, 2020	10,013	8.60%	August 10, 2020
May 13, 2020	24,000	CDI + 8%	March 12, 2021
May 15, 2020	254,468	CDI + 2.5%	November 9, 2020
October 7, 2020	59,795	8.58%	December 7, 2020
October 23, 2020	10,000	6.90%	October 23, 2025
November 26, 2020	10,000	10.69%	May 19, 2023
Total	704,172
Renegotiations
April 20, 2020	94,830	8.99%	August 18, 2020
May 8, 2020	105,903	CDI + 6.9%	August 7, 2020
June 18, 2020	21,195	8.52%	August 20, 2020
July 7, 2020	110,903	CDI + 6.9%	August 7, 2020
July 20, 2020	50,000	10.03%	November 17, 2020
August 7, 2020	44,361	CDI + 6.9%	November 5, 2020
August 10, 2020	10,013	8.60%	September 30, 2020
August 18, 2020	94,830	8.99%	September 30, 2020
August 31, 2020	114,666	CDI + 2.50%	March 15, 2021
September 2, 2020	37,640	10.03%	December 1, 2020
September 30, 2020	94,830	8.99%	December 15, 2020
September 30, 2020	10,013	8.60%	December 15, 2020
December 7, 2020	59,795	8.58%	March 5, 2021
December 15, 2020	94,830	8.99%	March 15, 2021
December 15, 2020	10,013	8.60%	March 15, 2021
Total	953,822

17.1.2.	Import financing

During the fiscal year ended December 31, 2020, the Company, through its subsidiary GLA, raised funds and renegotiated the due dates of this type of agreement, placing promissory notes as collateral for the transactions. Which are part of a credit line maintained by GLA for engine maintenance, import financing in order to purchase spare parts and aircraft equipment. Information on such financing is presented below:

F - 52

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

Date -	Amount		Interest	Date -
Transaction	(US$ thousand)	(R$ thousand)	Rate (p.a.)	Maturity
New Funding
February 19, 2020	5,920	25,974	4.07%	February 13, 2021

Renegotiations
January 2, 2020	4,335	18,508	5.79%	June 30, 2020
January 14, 2020	4,571	19,516	6.22%	May 13, 2020
January 17, 2020	6,455	27,560	5.71%	July 15, 2020
January 21, 2020	8,595	36,696	6.22%	May 20, 2020
January 24, 2020	4,815	20,558	4.17%	January 15, 2021
January 31, 2020	5,925	25,297	5.63%	July 29, 2020
February 14, 2020	7,069	31,801	5.59%	August 12, 2020
February 21, 2020	6,531	29,381	5.56%	August 19, 2020
April 16, 2020	10,400	56,441	4.14%	June 16, 2020
April 22, 2020	5,407	29,344	8.60%	August 20, 2020
April 22, 2020	7,711	41,848	5.65%	October 19, 2020
April 22, 2020	6,053	32,850	5.65%	October 19, 2020
April 24, 2020	9,347	50,726	8.52%	August 24, 2020
May 13, 2020	4,571	19,516	7.93%	September 10, 2020
May 20, 2020	5,148	21,979	7.87%	September 17, 2020
May 29, 2020	7,195	39,042	5.12%	November 25, 2020
June 8, 2020	9,638	52,778	4.95%	November 5, 2020
June 8, 2020	7,823	42,839	4.29%	October 6, 2020
June 8, 2020	10,436	57,148	4.95%	November 5, 2020
June 8, 2020	6,990	38,277	4.29%	October 6, 2020
June 8, 2020	7,045	38,578	4.95%	November 5, 2020
June 15, 2020	735	4,025	4.98%	December 14, 2020
June 16, 2020	10,400	56,441	4.29%	October 14, 2020
June 30, 2020	4,335	18,508	4.92%	December 29, 2020
July 15, 2020	6,455	27,560	4.87%	January 11, 2021
July 29, 2020	5,925	25,297	4.85%	January 25, 2021
August 12, 2020	7,069	31,801	4.32%	September 25, 2020
August 14, 2020	3,396	18,581	3.84%	January 8, 2021
August 19, 2020	6,531	29,381	4.30%	October 2, 2020
August 20, 2020	5,407	29,344	7.75%	December 18, 2020
August 24, 2020	9,347	50,726	7.76%	December 22, 2020
September 10, 2020	4,571	19,516	7.75%	January 8, 2021
September 17, 2020	5,148	21,979	7.75%	January 15, 2021
September 25, 2020	7,069	31,801	4.35%	December 15, 2020
October 2, 2020	6,531	29,381	4.36%	December 15, 2020
October 6, 2020	7,823	42,839	2.93%	January 4, 2021
October 6, 2020	6,990	38,277	2.93%	January 4, 2021
October 14, 2020	10,400	56,441	2.92%	January 9, 2021
October 19, 2020	7,711	41,848	4.74%	December 15, 2020
October 19, 2020	6,053	32,850	4.74%	December 15, 2020
November 5, 2020	9,638	52,778	2.92%	February 3, 2021
November 5, 2020	10,436	57,148	2.92%	February 3, 2021
November 5, 2020	7,045	38,578	2.92%	February 3, 2021
November 12, 2020	6,668	35,554	2.91%	February 10, 2021
November 25, 2020	7,195	39,042	4.42%	December 15, 2020
December 14, 2020	735	4,025	4.76%	March 15, 2021
December 15, 2020	6,531	29,381	4.54%	March 15, 2021
December 15, 2020	7,711	41,848	4.54%	March 15, 2021
December 15, 2020	6,053	32,850	4.54%	March 15, 2021
December 15, 2020	7,195	39,042	4.54%	March 15, 2021
December 15, 2020	7,069	31,801	4.54%	March 15, 2021
December 18, 2020	5,407	29,344	7.76%	June 16, 2021
December 22, 2020	9,347	50,726	7.76%	June 21, 2021
December 29, 2020	4,335	18,508	4.78%	March 29, 2021
Total	363,321	1,837,904

F - 53

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

17.1.3.	Secured funding

In August 2020, the Company obtained a bilateral financing from Delta Airlines backed by Smiles shares and other assets totaling US$250 million, corresponding to R$1,367,825 on the funding date.

Date -	Principal		Interest	Date -
Transaction	(US$ thousand)	(R$ thousand)	Rate (p.a.)	Maturity
August 31, 2020	250,000	1,367,825	9.50%	December 30, 2021

The Company has already amortized US$157 million, corresponding to R$833,171 of the principal raised. On December 31, 2020, the amount due, including principal and interest, is US$93,157, R$484,113 considering the closing price of the U.S. dollar on the date.

17.1.4.	Financing with Ex-lm Bank collateral

In June 2020, the Company, through its subsidiary GLA, made the following fundraising with restricted cash (Note 7) assigned as guarantee:

Date -	Principal		Costs		Interest	Date -
Transaction	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)	Rate (p.a.)	Maturity
June 19, 2020	25,000	129,263	1,003	5,189	Libor 6M + 0.6%	December 23, 2022

17.1.5.	Secured Notes 2026

In December 2020, the Company issued Secured Senior Notes maturing in June 2026 and backed by fiduciary sales of certain assets: (i) substantially all the Company's intellectual property, including patents, trademarks, brand names and domains; and (ii) GLA aircraft’s spare parts.

Date -	Principal		Costs		Interest	Date -
Transaction	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)	Rate (p.a.)	Maturity
December 23, 2020	200,000	1,039,340	16,750	86,831	8.00% p.a.	June 30, 2026

17.1.6.	Loan facility

In March 2020, the Company, through its subsidiary GLA, obtained funding with guarantee of the Company’s own engines. Information on such financing is presented below:

Date -	Principal		Costs		Interest	Date -
Transaction	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)	Rate (p.a.)	Maturity
March 20, 2020	12,000	60,847	177	898	Libor 1M + 3.33%	March 20, 2028

F - 54

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

17.2.	Loans and financing – Non-current

On December 31, 2020, the maturities of loans and financing recorded in non-current liabilities were as follows:

	2022	2023	2024	2025	2025 onwards	Without maturity date	Total
In R$:
Working capital – Lines of credit	7,543	4,752	2,500	2,480	-	-	17,275
Debentures VII	146,170	-	-	-	-	-	146,170
In US$:
Financing with Ex-lm Bank collateral	49,958	-	-	-	-	-	49,958
ESN	-	-	1,896,854	-	-	-	1,896,854
Spare engine facility	23,075	23,075	150,859	-	-	-	197,009
Senior notes 2025	-	-	-	3,340,316	-	-	3,340,316
Secured notes 2026	-	-	-	-	953,802	-	953,802
Loan facility	30,936	31,961	33,039	34,197	103,002	-	233,135
Perpetual bonds	-	-	-	-	-	789,168	789,168
Total	257,682	59,788	2,083,252	3,376,993	1,056,804	789,168	7,623,687

The fair value of loans and financing as of December 31, 2020, is as follows:

	Book value (*)	Fair value
Debentures	587,088	591,666
Secured funding	484,113	484,113
ESN	1,934,814	1,948,441
Perpetual bonds, Senior notes and Secured notes	5,200,177	4,903,902
Other loans and financing	1,770,774	1,770,774
Total	9,976,966	9,698,896

(*) Net Total of Funding Costs.

17.3. Covenants

The Company has covenants in guaranteed financing and in Debentures VII.

Within the scope of guaranteed financing, the Company has the observance of complying with specific guarantee conditions in the bilateral contract with Delta Airlines. On December 31, 2020, the Company had Smiles shares and other assets placed in guarantee by GLAI regarding this agreement, which meet the covenants.

In Debentures VII, the obligation to measure such indicators is semiannual, being that:

On March 31, 2020, the Debenture Holders’ Meeting was held, where it was decided to suspend the effects of automatic early maturity, given the failure to pay the unit face value of the debentures referring to the installment due on March 28, 2020. At that Meeting, it was decided to extend the debentures’ principal amortization liabilities by 10 days.

On April 9, 2020, the Debenture Holders’ Meeting decided to postpone the scheduled payments of the debentures totaling R$148 million, originally scheduled to occur on March 28, 2020 and thus postponed to March 28, 2022. On this date, the meeting also granted a waiver regarding the non-compliance with the financial rates and limits set for the fiscal year of 2020, which would be measured on June 30 and December 31, 2020. The current waiver will remain in force in the fiscal year of 2021.

F - 55

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

On September 25, 2020, the Debenture Holders’ Meeting decided to postpone the scheduled payments of debentures totaling R$148 million, originally scheduled to occur on September 28, 2020 and thus postponed to March 28, 2021.

F - 56

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

18.	Leases

On December 31, 2020, the balance of leases payable includes: (i) R$16,252 relating to variable payments, not included in the measurement of liabilities, and short-term leases, which fall under the exemption provided for in IFRS 16; and (ii) R$7,567,940 referring to the present value on this date of future lease payments. On December 31, 2019, all liabilities related to the present value of future lease payments.

The breakdown and changes in the present value of future lease payments are shown below:

		2019											2020
	Weighted average rate (p.a.)	Current	Non-current	Total	Additions	Write-offs	Contractual amendment	Payments	Deposit in guarantee	Interest incurred	Interest paid	Exchange rate change	Current	Non-current	Total
In R$:
Leases without purchase option	13.11%	21,781	23,026	44,807	5,189	-	399	(15,044)	-	12,164	-	-	32,530	14,985	47,515
Total		21,781	23,026	44,807	5,189	-	399	(15,044)	-	12,164	-	-	32,530	14,985	47,515

In US$:
Leases with purchase option	3.72%	128,936	419,894	548,830	-	(618,486)	-	(26,049)	-	4,592	(4,530)	95,643	-	-	-
Leases without purchase option	12.03%	1,253,995	4,205,148	5,459,143	449,059	(85,678)	220,849	(1,017,599)	(44,736)	801,773	-	1,737,614	1,268,226	6,252,199	7,520,425
Total		1,382,931	4,625,042	6,007,973	449,059	(704,164)	220,849	(1,043,648)	(44,736)	806,365	(4,530)	1,833,257	1,268,226	6,252,199	7,520,425

Total Leases		1,404,712	4,648,068	6,052,780	454,248	(704,164)	221,248	(1,058,692)	(44,736)	818,529	(4,530)	1,833,257	1,300,756	6,267,184	7,567,940

In the fiscal year ended December 31, 2020, the Company directly recognized in the cost from services, totaling R$33,721 related to short-term leases and variable payments, on a straight-line basis.

F - 57

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

The future payments of leases liabilities agreements are detailed as follows:

	Without purchase option		With purchase option
	2020	2019	2019
2020	-	1,691,357	148,613
2021	2,102,771	1,324,403	148,744
2022	1,982,685	1,125,060	207,654
2023	1,642,264	904,627	72,801
2024	1,260,405	651,245	11,279
Thereafter	3,720,405	1,287,742	5,551
Total minimum lease payments	10,708,530	6,984,434	594,642
Less total interest	(3,124,338)	(1,480,484)	(45,812)
Present value of minimum lease payments	7,584,192	5,503,950	548,830
Less current portion	(1,317,008)	(1,275,776)	(128,936)
Non-current portion	6,267,184	4,228,174	419,894

During the fiscal year on December 31, 2020, the Company concluded part of the renegotiations of its aircraft and operating engine lease agreements, with no purchase option, which led to contractual changes regarding the postponement of due dates and monthly payments compared to the original terms of the lease agreements. For agreements renegotiated that had their payments postponed until June 2021, the Company chose not to evaluate such changes as modifications to the lease agreements, as foreseen in the practical file of the amendment to IFRS 16 – “Leases” COVID-19 - Related Rent Concessions. For other contracts, the Company recorded the update of these renegotiations, remeasuring the lease liability since the deferral of the installments will occur based on new payment flows, discount rate and exchange rate on the date of the contractual amendment, as provided for in the current regulations. The accumulated effects calculated and updated in the fiscal year of December 31, 2020 were disclosed in note 1.1.5.

18.1.	Sale-leaseback transactions

During the fiscal year ended on December 31, 2020, the Company recorded a net gain of R$551,942 in the statements of operations from the sale-leaseback transactions of 11 aircraft (R$7,924 on December 31, 2019 from the sale-leaseback transaction of one aircraft on December 31, 2019) recognized recorded in the statement of operations in the group of “Other income (expenses), net”.

19.	Suppliers

	2020	2019

Local currency	1,164,193	833,781
Foreign currency	481,001	462,636
Total	1,645,194	1,296,417

Current	1,612,536	1,286,275
Non-current	32,658	10,142

20.	Suppliers - forfeiting

The Company has contracts that allow suppliers to receive their rights in advance from a financial institution and that have been converted into working capital transactions described in note 17. On December 31, 2020, there is no outstanding amount arising from the forfaiting transactions (R$554,467 on December 31, 2019).

F - 58

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

21.	Taxes payable

	2020	2019
PIS and COFINS	23,647	39,133
Installment payments - PRT and PERT (*)	41,641	2,117
Withholding income tax on salaries	33,011	54,649
ICMS	472	424
IRPJ and CSLL payable	13	9,496
Other	7,192	10,788
Total	105,976	116,607

Current	73,614	116,523
Non-current	32,362	84

(*) In the fiscal year ended December 31, 2020, the Company made the installment of PIS and COFINS contributions in the ordinary amount totaling R$43,945, for a period of 60 months, having already paid this year the total of R$4,443, including interest.

22.	Advance ticket sales

On December 31, 2020, the balance of advance ticket sales classified in current liabilities was R$2,050,799 (R$1,966,148 on December 31, 2019) and is represented by 6,691,911 tickets sold and not yet used (6,239,179 on December 31, 2019) with an average use of 102 days (59 days on December 31, 2019).

Balances of advance ticket sales are shown net of breakage corresponding to R$299,188 on December 31, 2020 (R$415,688 on December 31, 2019).

On December 31, 2020, the Company has reimbursements to pay related to non-performed transports in the amount of R$ 253,963, recorded as Other liabilities in current liabilities.

23.	Mileage program

	2020	2019
Mileage program	2,145,097	1,755,985
Others	5,817	1,764
Breakage	(569,952)	(577,075)
Total	1,580,962	1,180,674

Current	1,258,502	1,009,023
Non-current	322,460	171,651

Breakage consists of estimating miles that have a high potential to expire due to their expected non-use. IFRS 15 – “Revenue from Contract with Customers”, provides for the recognition of revenue by the estimate (breakage) over the contractual period, therefore, before the redemption of miles, given that this is not expected before expiration.

F - 59

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

24.	Provisions

	Post-employment benefits	Aircraft and engine return	Legal proceedings (a)	Total
Balances on December 31, 2019	96,760	869,078	291,218	1,257,056
Recognition (reversal) of provision	10,136	(58,702)	288,803	240,237
Provisions used	-	(113,805)	(187,491)	(301,296)
Changing of assumptions	(24,541)	-	-	(24,541)
Plan experience	10,706	-	-	10,706
Adjustment to present value	6,488	67,609	-	74,097
Exchange rate change	-	266,735	(98)	266,637
Balances on December 31, 2020	99,549	1,030,915	392,432	1,522,896

On December 31, 2020
Current	-	169,381	-	169,381
Non-current	99,549	861,534	392,432	1,353,515
Total	99,549	1,030,915	392,432	1,522,896

On December 31, 2019
Current	-	203,816	-	203,816
Non-current	96,760	665,262	291,218	1,053,240
Total	96,760	869,078	291,218	1,257,056
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.

24.1.	Provisions for post-employment benefits

The Company offers to its employees health care plans that, due to complying with current laws, generate obligations with post-employment benefits.

Due to the significant increase in the indicative rates for federal government bonds linked to inflation (NTN-B), with long maturities used, as determined by the applicable accounting standards, to define the discount rate used to calculate post-employment liabilities, generated a reduction in the obligation.

This significant change in the economic circumstance led to update the discount rate hypothesis and, consequently, the obligation and related accounting expense for the remainder of the fiscal year 2020. The amounts referring to the change in the discount rate and loss of experience of the plan were recorded in other comprehensive income (expenses).

The securities used to determine the discount rate assumption were those traded on June 22, 2020. In addition to the discount rate, the long-term inflation assumption was also updated consistent with the Central Bank inflation report. No updates were necessary for the other assumptions used in the calculation.

F - 60

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

The actuarial assumptions applied when measuring the post-employment benefit are presented below:

Actuarial assumptions	2020	2019
Weighted average of assumptions to determine the defined benefit obligation
Nominal discount rate p.a.	7.88%	7.23%
Actual discount rate p.a.	4.23%	3.60%
Long-term estimated inflation rate p.a.	3.00%	3.50%
HCCTR - Nominal medical inflation rate p.a.	6.35%	6.86%
HCCTR - Actual medical inflation rate p.a.	3.25%	3.25%
Mortality table	AT-2000 with improvement of 10%	AT-2000 with improvement of 10%

Weighted average of assumptions to determine the cost (revenue) of the defined benefit
Nominal discount rate	7.23%	9.93%
Actual discount rate p.a.	4.23%	5.70%
Long-term estimated inflation rate	3.50%	4.00%
HCCTR - Nominal medical inflation rate p.a.	6.86%	7.38%
HCCTR - Actual medical inflation rate p.a.	3.25%	3.25%
Mortality table	AT-2000 with improvement of 10%	AT-2000 with improvement of 10%

		2020
Current service cost recognized in income (expenses)		10,136
Cost of interests recognized in income (expenses)		6,488
Total		16,624

24.2.	Provision for aircraft and engine return

Such provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease agreements. The initial recognition is capitalized against property, plant and equipment, under the item "Aircraft and engine improvements".

24.3.	Provision for legal proceedings

The Company and its subsidiaries are involved in certain legal matters arising from the regular course of their business, which include civil, administrative, tax, social security, and labor lawsuits.

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

F - 61

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings, as shown below:

	Probable loss		Possible loss
	2020	2019	2020	2019
Civil	100,806	78,119	64,181	62,473
Labor	269,297	210,699	238,702	237,253
Tax	22,329	2,400	574,356	586,812
Total	392,432	291,218	877,239	886,538

Provisions are reviewed based on the evolution of lawsuits and the history of losses through the best current estimate for civil and labor claims.

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims mainly consist of matters related to overtime, hazard pay, risk premium and wage differences.

The tax lawsuits presented below were assessed by Management and legal counsel as relevant and with possible risk on December 31, 2020:

•	GLA is discussing the non-incidence of the additional 1% COFINS rate on the imports of aircraft and parts, amounting R$94,790 (R$82,301 as of December 31, 2019). The classification as a possible risk arises from the fact that there was no express revocation of the tax relief (zero rate) granted to regular air transportation companies.

•	Tax on Services of Any Nature (ISS), amounting to R$25,655 (R$24,809 as of December 31, 2019) arising from Tax Notices issued by the City of São Paulo against the Company, from January 2007 to December 2010, referring to a possible incidence of ISS on agreements signed with partners. The classification as possible risk arises from the fact that the matters under discussion are interpretative and involve discussions on factual and probative matters. In addition, there is no final positioning of the Superior Courts.

•	Customs fine totaling R$66,091 (R$64,923 on December 31, 2019) related to the Infraction Notices drawn up against the Company for an alleged non-compliance with customs rules related to temporary aircraft importation processes. The classification as possible risk arises from the fact that there is no final position of the Superior Courts on the matter.

•	Goodwill BSSF Air Holdings (“BSSF”), in the amount of R$65,611 (R$110,741 on December 31, 2019) arising from the Infraction Notice filed due to the deductibility of goodwill allocated as future profitability. The classification of possible risk results from the fact that there is no final positioning from the Superior Courts.

•	Goodwill GLA (arising from the acquisition of the former VRG) totaling R$88,631 (R$86,998 on December 31, 2019) arising from the Infraction Notice filed due to the deductibility of goodwill allocated as future profitability. The classification of possible risk results from the fact that there is no final positioning from the Superior Courts.

•	In May 2018, the subsidiary Smiles received an Infraction Notice related to 2014 and 2015, drawn up due to: (i) the deductibility of the goodwill allocated as future profitability after the process of merging GA Smiles into Smiles S.A. on December 31, 2013 and (ii) the deductibility of the financial expenses of the debentures issued in June 2014. The amount of R$126,410 on December 31, 2020 (R$123,495 as of December 31, 2019) was assessed by Management and legal counsel as a possible risk accepted by the tax authorities, as there are defense arguments in administrative appeal.

F - 62

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

There are other tax lawsuits assessed by Management and legal counsel as a possible risk, totaling R$108,515 (R$93,545 on December 31, 2019) which, added to the above lawsuits, total R$574,356 on December 31, 2020 (R$586,812 on December 31, 2019).

25.	Shareholders’ equity

25.1.	Capital stock

As of December 31, 2020, the Company’s capital stock was R$3,009,436 and represented by 3,137,706,967 shares, comprised by 2,863,682,710 common shares and 274,024,257 preferred shares. The share capital presented is reduced by the costs to issue shares totaling R$155,618 on December 31, 2020 and 2019.

The Company’s shares are held as follows:

	2020			2019
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Fundo Volluto	100.00%	-	22.99%	100.00%	-	23.00%
Mobi FIA	-	37.57%	28.93%	-	37.59%	28.94%
AirFrance - KLM	-	1.55%	1.19%	-	1.55%	1.19%
Others	-	1.91%	1.47%	-	2.23%	1.73%
Market	-	58.97%	45.41%	-	58.63%	45.14%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital on December 31, 2020 is R$6 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

25.2.	Treasury shares

On December 31, 2020, the Company had 1,824,034 treasury shares, totaling R$62,215 (3,006,390 shares totaling R$102,543 on December 31, 2019). On December 31, 2020, the closing market price for treasury shares was R$24.94 (R$36.80 on December 31, 2019).

26.	Earnings (loss) per share

Although there are differences between common and preferred shares in terms of voting rights and preference in case of liquidation, the Company’s preferred shares do not grant the right to receive fixed dividends. Preferred shares have the economic power and the right to receive dividends 35 times greater than common shares. Accordingly, the Company considers that the economic power of preferred shares is greater than that of common shares. Therefore, the income (expenses) for the fiscal year attributed to the controlling shareholders is allocated proportionally in relation to the total economic participation of the amount of common and preferred shares.

F - 63

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

Basic earnings per share are calculated by dividing the net income for the fiscal year attributed to the Company’s controlling shareholders by the weighted average number of all classes of shares outstanding during the year.

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. On December 31, 2019 and on December 31, 2020, the Company has only one category of potentially dilutive shares (stock option), as described in note 27. Due to the losses ascertained in the fiscal years ended on December 31, 2020 and December 31, 2019, these instruments issued by the parent company have no dilutive effect and therefore were not included in the total quantity of outstanding shares to calculate diluted losses per share.

The Company's earnings (loss) per share was determined as follows:

	2020			2019			2018
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Numerator
Net loss for the fiscal year attributed to controlling shareholders	(1,377,078)	(4,611,050)	(5,988,128)	(27,269)	(90,004)	(117,273)	(254,828)	(830,565)	(1,085,393)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	273,967		2,863,683	270,053		2,863,683	266,676
Effect of dilution from stock options	-	-		-	-		-	-
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	273,967		2,863,683	270,053		2,863,683	266,676

In Brazilian Real (R$)
Basic loss per share	(0.481)	(16.831)		(0.010)	(0.333)		(0.089)	(3.115)
Diluted loss per share	(0.481)	(16.831)		(0.010)	(0.333)		(0.089)	(3.115)

F - 64

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

27.	Share-based payments

The Company has two additional compensation plans for the members of its Management: the Stock Option Plan (“Stock Option Plan”) and the Restricted Stock Plan, both with the purpose to stimulate and promote the alignment of the purposes of the Company, the members of Management and the employees, and mitigate the risks generating value for the Company due to the loss of its executives, strengthening their commitment and productivity in long-term.

27.1.	Stock Option Plan - GOL

The beneficiaries of the Company’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three or four years from the grant date, provided that they maintain their employment relationship up to the end of this period.

The stock options vesting in three years become vested at 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. For stock option plans exercisable in 4 years, beneficiaries may exercise 20% in the first year, 20% in the second year, 30% in the third year and 30% in the fourth year.

All stock options may also be exercised within 10 years after the grant date. For stock options granted, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the B3.

Grant year	Grant date	Total options granted	Number of options outstanding	Exercise price of the option (in Reais)	Fair value at grant date (in Reais)	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2012	October 19, 2012	778,912	227,183	12.81	5.32 (a)	52.25%	2.26%	9.00%	1.7
2013	May 13, 2013	802,296	220,413	12.76	6.54 (b)	46.91%	2.00%	7.50%	2.3
2014	August 12, 2014	653,130	197,661	11.31	7.98 (c)	52.66%	3.27%	11.00%	3.5
2015	August 11, 2015	1,930,844	601,793	9.35	3.37 (d)	55.57%	5.06%	13.25%	4.5
2016	June 30, 2016	5,742,732	3,121,220	2.62	1.24 (e)	98.20%	6.59%	14.25%	5.4
2017	August 8, 2017	947,767	548,604	8.44	7.91 (f)	80.62%	1.17%	11.25%	6.6
2018	May 24, 2018	718,764	450,695	20.18	12.68 (g)	55.58%	0.60%	6.50%	7.4
2019	December 11, 2019	1,749,223	1,506,606	25.40	12.10 (h)	61.98%	3.17%	9.00%	8.8
2020	July 30, 2020	760,986	655,437	20.57	14.44(i)	71.37%	0.92%	6.24%	9.6
Total	December 31, 2020	14,084,654	7,529,612	11.59
(a)	The fair value is calculated by the average value from R$6.04, R$5.35 and R$4.56 for the respective vesting periods (2012, 2013 and 2014).
(b)	The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective vesting periods (2013, 2014 and 2015).
(c)	The fair value is calculated by the average value from R$8.20, R$7.89 and R$7.85 for the respective vesting periods (2014, 2015 and 2016).
(d)	The fair value is calculated by the average value from R$3.61, R$3.30 and R$3.19 for the respective vesting periods (2015, 2016 and 2017).
(e)	On July 27, 2016, an additional grant of 900,000 shares referring to the 2016 plan was approved. The fair value was calculated by the average value from R$1.29, R$1.21 and R$1.22 for the respective vesting periods (2017, 2018 and 2019).
(f)	The fair value is calculated by the average value from R$8.12, R$7.88 and R$7.72 for the respective vesting periods (2017, 2018 and 2019).
(g)	The fair value is calculated by the average value from R$13.26, R$12.67 and R$12.11 for the respective vesting periods (2018, 2019 and 2020).
(h)	The fair value is calculated by the average value from R$12.90, R$12.32 and R$11.65 for the respective vesting periods (2019, 2020 and 2021).

The fair value is calculated by the average value from R$15.39, R$14.89, R$14.31 and R$13.64 for the respective vesting periods (2020, 2021, 2022 and 2023).

The price of the Company's share traded on B3 on December 31, 2020 was R$24.94 (R$36.80 on December 31, 2019).

F - 65

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

The movement in the stock options outstanding for the fiscal year ended December 31, 2020 is as follows:

	Number of stock options	Weighted average exercise price
Outstanding options on December 31, 2019	7,660,855	7.11
Options granted (*)	655,437	20.57
Options exercised	(452,899)	4.09
Options canceled and adjustments in estimated prescribed rights	(333,781)	22.06
Outstanding options on December 31, 2020	7,529,612	11.59

Number of options exercisable on:
December 31, 2019	5,939,631	8.42
December 31, 2020	5,752,726	10.32

(*) Plan granted on July 30, 2020.

The expense recognized in income (expenses) for the fiscal year corresponding to the stock option plans for the fiscal year ended December 31, 2020 was R$12,063 (R$40,735 for the fiscal year ended December 31, 2019).

27.2.	Restricted Stock Plan - GOL

The Company’s Restricted Stock Plan was approved at the Extraordinary Shareholders’ Meeting of October 19, 2012, and the first grants were approved at the Board of Directors’ Meeting of November 13, 2012.

Grant year	Approval date	Total shares granted	Total vested shares	Average price at grant date
2016	June 30, 2016	4,007,081	-	2.62
2017	August 8, 2017	1,538,213	-	8.44
2018	May 24, 2018	773,463	513,314	20.18
2020	July 30, 2020	801,311	690,169	20.57
Total	December 31, 2020	7,120,068	1,203,483

The movement in the restricted shares for the fiscal year ended December 31, 2020 is as follows:

Total Restricted Shares
Restricted shares outstanding on December 31, 2019	1,533,996
Restricted shares granted	801,311
Shares transferred (*)	(1,182,356)
Restricted shares cancelled and adjustments in estimated expired rights	50,532
Restricted Shares Outstanding on December 31, 2020	1,203,483

(*) During the fiscal year ended on December 31, 2020, the Company transferred 1,182,356 shares via equity instruments (treasury shares).

The expense recognized in income (expenses) for the fiscal year corresponding to the stock option plans for the fiscal year ended December 31, 2020 was R$8,976 (R$5,315 for the fiscal year ended December 31, 2019).

F - 66

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

27.3.	Stock option plan – Smiles Fidelidade

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

Grant year	Grant date	Total options granted	Number of options outstanding	Exercise price of the option (in Reais)	Average fair value at grant date	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2013	August 8, 2013	1,058,043	-	21.70	4.25(a)	36.35%	6.96%	7.40%	3.5
2014	February 4, 2014	1,150,000	-	31.28	4.90(b)	33.25%	10.67%	9.90%	4.0
2018	July 31, 2018	1,300,000	975,000	48.42	8.93(c)	41.28%	9.90%	6.39%	8.6
Total	December 31, 2020	3,508,043	975,000	48.42

(a) Average fair value in Brazilian Reais calculated for the 2013 Stock Options was R$4.84 and R$4.20 for the vesting periods in 2013 and 2014, and R$3.73 for the vesting periods in 2015 and 2016.

(b) Average fair value In Brazilian Reais calculated for the 2014 Stock Options was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.37 for the respective vesting periods from 2014 to 2018.

(c) Average fair value In Brazilian Reais calculated for the 2018 Stock Options was R$8.17, R$8.63, R$9.14 and R$9.77 for the respective vesting periods of 2019, 2020, 2021 and 2022.

The share price of the subsidiary Smiles traded at B3 on December 31, 2020 was R$23.45 (R$39.27 on December 31, 2019).

The trend in the stock options outstanding for the fiscal year ended December 31, 2020. During the fiscal year ended on December 31, 2020, the Company recognized R$2,390 in shareholders’ equity regarding the share-based compensation with a corresponding outflow in the statement of operations as personnel expenses (R$3,131 for the fiscal year ended on December 31, 2019).

Additionally, referenced in the Company’s shares, executives and employees are granted a complementary cash-settled bonus, as a way of strengthening their commitment and productivity with the incomes (expenses). On December 31, 2020, the balance of this obligation totaled R$1,881 (R$6,079 on December 31, 2019) recorded under “Salaries, wages and benefits”, referenced to 119,784 equivalent Company’s shares (R$120,586 during the period ended on December 31, 2019). The same amount was recorded under “Salaries, wages and benefits” in the statement of operations related to these bonuses.

28.	Transactions with related parties

28.1.	Transportation and consulting services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below, part of the same economic group as the Company:

•	Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, effective until March 9, 2023; and

•	Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, effective until September 30, 2021.

F - 67

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

In the year ended December 31, 2020, GLA recognized total expenses related to these services of R$5,779 (R$10,560 in the year ended December 31, 2019). On the same date, the balance payable to related companies, under “suppliers”, was of R$3,344 (R$1,822 on December 31, 2019), and refers mainly to transportation services with Viação Piracicabana Ltda.

28.2.	Contracts of UATP (“Universal Air Transportation Plan”) to grant credit limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.; Empresa de Ônibus Pássaro Marrom S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda.; all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment means on the purchase of airline tickets and related services, seeking to simplify billing and make feasible payment between the participating companies.

The companies indicated above are owned by the individuals who control FIP Volutto and Mobi FIA, the main shareholders of the Company.

28.3.	Commercial partnership and maintenance agreement

On February 19, 2014, the Company signed an exclusive strategic partnership agreement for business cooperation with AirFrance-KLM. On January 1, 2017, the Company signed an extension of the scope for the inclusion of maintenance services. During the fiscal year ended on December 31, 2020, expenses with component maintenance incurred at the AirFrance-KLM workshop were R$171,290 (R$284,691 in the year ended December 31, 2019). On December 31, 2020, the Company has R$72,519 in the “Suppliers” account under current liabilities (R$142,241 on December 31, 2019).

28.4.	Compensation agreement for the provision of guarantee

On October 27, 2020, the Company, through its subsidiary Gol Finance, issued a debt (guaranteed financing) totaling US$250 million, for which it holds the guarantee of compliance with the obligations granted by Mobi FIA, which pledged US$20 million of preferred shares issued by GOL Linhas Aéreas Inteligentes S.A., through the execution of the Shares, Assets and Credit Rights Pledge Agreement and in consideration will receive remuneration from the Company, according to the terms agreed in the contract. For additional information, see Note 17.

28.5.	Compensation of key management personnel

	2020	2019	2018
Salaries, wages and benefits (*)	35,147	69,609	75,979
Related taxes and charges	13,454	15,813	11,062
Share-based compensation	15,509	8,880	10,234
Total	64,110	94,302	97,275

(*) Includes payment for members of Management, audit committee, and fiscal council.

F - 68

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

29.	Revenue

	2020	2019	2018

Passenger transportation (*)	5,958,848	13,461,470	11,148,292
Cargo transportation	316,318	411,054	400,959
Mileage program	341,197	446,871	446,448
Other revenue	47,053	113,253	95,681
Gross revenue	6,663,416	14,432,648	12,091,380

Related tax	(291,599)	(567,944)	(680,026)
Net revenue	6,371,817	13,864,704	11,411,354

(*) Of the total amount, the total of R$252,730 for the fiscal year ended on December 31, 2020, is made up of the revenue from non-attendance of passengers, rescheduling, ticket cancellation (R$583,242 and R$479,136 for the years ended December 31, 2019 and 2018, respectively).

Revenue by geographical location is as follows:

	2020	%	2019	%	2018	%

Domestic	5,642,471	88.6	11,965,181	86.3	9,729,498	85.3
International	729,346	11.4	1,899,523	13.7	1,681,856	14.7
Net revenue	6,371,817	100.0	13,864,704	100.0	11,411,354	100.0

30.	Financial results

	2020	2019	2018
Financial income
Gain on derivatives	59,669	84,862	17,838
Gains from financial investments	182,966	225,535	161,223
Inflation indexation	28,043	42,967	78,169
(-) Taxes on financial income (a)	(38,553)	(26,818)	(20,372)
Unrealized gains - conversion right - ESN	374,994	16,148	-
Interest income	-	7,451	-
Other	129,850	39,418	22,870
Total financial income	736,969	389,563	259,728

Financial expenses
Loss with derivatives	(428,060)	(86,990)	(51,674)
Derivative losses - capped call	(74,728)	(23,229)	-
Unrealized loss - conversion right	(836,596)	(778,557)	(710,787)
Bank charges and expenses	(119,641)	(73,171)	(75,673)
Exchange offer costs	-	-	(53,952)
Losses from financial investments	(65,403)	(111,679)	(33,999)
Interest on leases	(818,529)	(488,278)	-
Other	(203,235)	(186,361)	(135,004)
Total financial expenses	(2,546,192)	(1,748,265)	(1,061,089)

Foreign exchange rate change, net	(3,056,226)	(385,092)	(1,081,197)

Total	(4,865,449)	(1,743,794)	(1,882,558)

(a)  Relative to taxes on Financial Revenues (PIS and COFINS), according to Decree 8,426 of April 1, 2015.

F - 69

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

31.	Segments

The information below presents the summarized financial position of the reportable operating segments on December 31, 2020 and December 31, 2019:

31.1.	Assets and liabilities of the operating segments

	2020
	Flight transportation	Smiles loyalty program	Total reportable segments	Eliminations	Total
Assets
Current	2,059,655	2,453,838	4,513,493	(1,268,142)	3,245,351
Non-current	10,040,986	908,246	10,949,232	(1,380,447)	9,568,785
Total assets	12,100,641	3,362,084	15,462,725	(2,648,589)	12,814,136

Liabilities
Current	9,975,367	1,502,179	11,477,546	(1,079,330)	10,398,216
Non-current	16,532,366	509,577	17,041,943	(858,964)	16,182,979
Total equity (deficit)	(14,407,092)	1,350,328	(13,056,764)	(710,295)	(13,767,059)
Total liabilities and deficit	12,100,641	3,362,084	15,462,725	(2,648,589)	12,814,136

	2019
	Flight transportation	Smiles loyalty program	Total reportable segments	Eliminations	Total
Assets
Current	3,243,363	2,763,448	6,006,811	(1,079,434)	4,927,377
Non-current	10,888,299	121,135	11,009,434	(638,365)	10,371,069
Total assets	14,131,662	2,884,583	17,016,245	(1,717,799)	15,298,446

Liabilities
Current	9,941,112	1,321,534	11,262,646	(900,046)	10,362,600
Non-current	11,867,062	357,714	12,224,776	(183,513)	12,041,263
Total equity (deficit)	(7,676,512)	1,205,335	(6,471,177)	(634,240)	(7,105,417)
Total liabilities and deficit	14,131,662	2,884,583	17,016,245	(1,717,799)	15,298,446

F - 70

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

31.2.	Results of the operating segments

	2020
	Flight transportation	Smiles loyaltyprogram (b)	Total reportable segments	Eliminations	Total consolidated
Net revenue
Passenger (a)	5,555,546	-	5,555,546	227,777	5,783,323
Cargo and other (a)	340,237	-	340,237	(36,730)	303,507
Mileage program (a)	-	572,916	572,916	(287,929)	284,987
Total net revenue	5,895,783	572,916	6,468,699	(96,882)	6,371,817

Operating costs and expenses
Salaries, wages and benefits	(1,675,183)	(90,444)	(1,765,627)	(1)	(1,765,628)
Aircraft fuel	(2,025,701)	-	(2,025,701)	-	(2,025,701)
Landing fees	(411,065)	-	(411,065)	-	(411,065)
Aircraft, traffic and mileage servicing	(639,903)	(183,519)	(823,422)	100,178	(723,244)
Passenger service expenses	(389,998)	-	(389,998)	-	(389,998)
Sales and marketing	(257,533)	(57,225)	(314,758)	(9,427)	(324,185)
Maintenance, materials and repairs	(335,868)	-	(335,868)	-	(335,868)
Depreciation and amortization	(1,841,975)	(28,577)	(1,870,552)	-	(1,870,552)
Other income (expenses), net	524,882	(2,898)	521,984	1,035	523,019
Total operating costs and expenses	(7,052,344)	(362,663)	(7,415,007)	91,785	(7,323,222)

Equity results	99,278	-	99,278	(99,717)	(439)
Operating result before financial result, net and income tax and social contribution	(1,057,283)	210,253	(847,030)	(104,814)	(951,844)

Financial income (expenses)
Financial income	719,560	89,503	809,063	(72,094)	736,969
Financial expenses	(2,604,993)	(13,295)	(2,618,288)	72,096	(2,546,192)
Total financial income (expenses)	(1,885,433)	76,208	(1,809,225)	2	(1,809,223)

Income before exchange rate variation, net	(2,942,716)	286,461	(2,656,255)	(104,812)	(2,761,067)

Exchange rate variation, net	(3,058,275)	2,049	(3,056,226)	-	(3,056,226)
Loss before income tax and social contribution	(6,000,991)	288,510	(5,712,481)	(104,812)	(5,817,293)

Income tax and social contribution	12,863	(92,553)	(79,690)	1,732	(77,958)
Net income for the year	(5,988,128)	195,957	(5,792,171)	(103,080)	(5,895,251)

Attributable to equity holders of the parent	(5,988,128)	103,080	(5,885,048)	(103,080)	(5,988,128)
Attributable to non-controlling interests of Smiles	-	92,877	92,877	-	92,877

F - 71

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

	2019
	Flight transportation	Smiles loyalty program (b)	Total reportable segments	Eliminations	Total consolidated
Net revenue
Passenger (a)	12,592,018	-	12,592,018	485,725	13,077,743
Cargo and other (a)	463,651	-	463,651	(38,563)	425,088
Mileage revenue (a)	-	1,051,124	1,051,124	(689,251)	361,873
Total net revenue	13,055,669	1,051,124	14,106,793	(242,089)	13,864,704

Operating costs and expenses
Salaries	(2,270,009)	(91,259)	(2,361,268)	-	(2,361,268)
Aircraft fuel	(4,047,344)	-	(4,047,344)	-	(4,047,344)
Landing fees	(759,774)	-	(759,774)	-	(759,774)
Aircraft, traffic and mileage servicing	(766,483)	(128,590)	(895,073)	187,681	(707,392)
Passenger service expenses	(578,744)	-	(578,744)	-	(578,744)
Sales and marketing	(587,445)	(82,947)	(670,392)	-	(670,392)
Maintenance, materials and repairs	(569,229)	-	(569,229)	-	(569,229)
Depreciation and amortization	(1,701,115)	(26,868)	(1,727,983)	1	(1,727,982)
Other income (expenses),net	(354,302)	44,384	(309,918)	1	(309,917)
Total operating costs and expenses	(11,634,445)	(285,280)	(11,919,725)	187,683	(11,732,042)

Equity results	294,976	(2,530)	292,446	(292,369)	77
Operating result before financial result, net and income tax and social contribution	1,716,200	763,314	2,479,514	(346,775)	2,132,739

Financial income (expenses)
Financial income	636,554	125,455	762,009	(372,446)	389,563
Financial expenses	(2,116,438)	(4,273)	(2,120,711)	372,446	(1,748,265)
Total financial income (expenses)	(1,479,884)	121,182	(1,358,702)	-	(1,358,702)

Income before exchange rate variation, net	236,316	884,496	1,120,812	(346,775)	774,037

Exchange rate variation, net	(390,454)	4,669	(385,785)	693	(385,092)
Loss before income tax and social contribution	(154,138)	889,165	735,027	(346,082)	388,945

Income tax and social contribution	36,865	(271,156)	(234,291)	24,684	(209,607)
Net income for the year	(117,273)	618,009	500,736	(321,398)	179,338

Attributable to equity holders of the parent	(117,273)	321,398	204,125	(321,398)	(117,273)
Attributable to non-controlling interests of Smiles	-	296,611	296,611	-	296,611

F - 72

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

	2018
	Flight transportation	Smiles loyalty program (b)	Total reportable segments	Eliminations	Total consolidated
Net revenue
Passenger (a)	10,199,092	-	10,199,092	434,396	10,633,488
Cargo and other (a)	422,432	-	422,432	(12,799)	409,633
Mileage program	-	987,444	987,444	(619,211)	368,233
Total net revenue	10,621,524	987,444	11,608,968	(197,614)	11,411,354

Operating costs and expenses
Salaries, wages and benefits	(1,821,521)	(82,331)	(1,903,852)	-	(1,903,852)
Aircraft fuel	(3,867,673)	-	(3,867,673)	-	(3,867,673)
Aircraft rente	(1,112,837)	-	(1,112,837)	-	(1,112,837)
Sales and marketing	(507,721)	(74,256)	(581,977)	-	(581,977)
Landing fees	(743,362)	-	(743,362)	-	(743,362)
Aircraft, traffic and mileage servicing	(661,260)	(107,489)	(768,749)	154,981	(613,768)
Maintenance, materials and repairs	(570,333)	-	(570,333)	-	(570,333)
Depreciation and amortization	(651,158)	(17,358)	(668,516)	-	(668,516)
Passenger service expenses	(474,117)	-	(474,117)	-	(474,117)
Other income (expenses), net	483,699	35,959	519,658	4,998	524,656
Total operating costs and expenses	(9,926,283)	(245,475)	(10,171,758)	159,979	(10,011,779)

Equity pick up method	315,721	-	315,721	(315,334)	387
Income before financial results, net and income tax and social contribution	1,010,962	741,969	1,752,931	(352,969)	1,399,962

Financial income (expenses)
Financial income	166,348	220,628	386,976	(127,248)	259,728
Financial expenses	(1,185,889)	(2,326)	(1,188,215)	127,126	(1,061,089)
Total financial income (expenses)	(1,019,541)	218,302	(801,239)	(122)	(801,361)

Income before the exchange rate variation, net	(8,579)	960,271	951,692	(353,091)	598,601

Exchange rate change, net	(1,084,543)	3,223	(1,081,320)	123	(1,081,197)
Income (loss) before income taxes	(1,093,122)	963,494	(129,628)	(352,968)	(482,596)

Income tax and social contribution	7,729	(317,652)	(309,923)	12,795	(297,128)
Net income (loss) for the year	(1,085,393)	645,842	(439,551)	(340,173)	(779,724)

Attributable to equity holders of the parent	(1,085,393)	340,173	(745,220)	(340,173)	(1,085,393)
Attributable to non-controlling Interests of Smiles	-	305,669	305,669	-	305,669

(a)	Eliminations are related to transactions between GLA and Smiles Fidelidade.
(b)	Amounts include Smiles S.A. and Smiles Fidelidade.

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

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and income and expenses, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, in addition to elimination entries, consolidating adjustments to adjust the accounting practices related to Smiles’ revenues. In this case, under consolidated perspective, the mileages that were used to redeem airline tickets are only

F - 73

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

32.	Commitments

On December 31, 2020, the Company had 95 firm orders (129 on December 31, 2019) for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders in the current fiscal year considers an estimate of contractual discounts, and corresponds to around R$23,269,198 (R$29,600,947 on December 31, 2019) corresponding to US$4,447,687 on December 31, 2020 (US$7,343,873 on December 31, 2019) and are segregated as follows:

	2020	2019
2021	-	3,201,198
2022	-	3,690,205
2023	3,353,702	4,103,490
2024 onwards	19,915,496	18,606,054
Total	23,269,198	29,600,947

Of the total commitments presented above, the Company should disburse the amount of R$8,315,768 (corresponding to US$1,600,202 on December 31, 2020) as advances for aircraft acquisition, according to the financial flow below:

	2020	2019
2020	-	1,169,967
2021	184,951	1,152,456
2022	1,287,077	1,300,668
2023	2,657,000	1,366,345
2024 onwards	4,186,740	4,255,621
Total	8,315,768	9,245,057

The Company leases its entire aircraft fleet through a combination of leases without a purchase option. On December 31, 2020, the total fleet consisted of 127 aircraft, among which all were commercial leases with no purchase option.

33.	Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk, credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors. The CPR establishes guidelines, limits, and monitors the controls, including mathematical models adopted to continuously monitor the exposures and possible financial impacts, in addition to preventing the exploitation of operations of a speculative nature with financial instruments.

The Company does not hedge the entire risk exposure; therefore, the company is subject to market variations for a significant part of its assets and liabilities exposed to the above risks. The decisions on the part to be hedged consider the financial risks and costs of the hedging and are set and reviewed at least monthly, in line with CPR’s strategies. The income (expenses) obtained from the operations and the application of controls to manage risks are part of the monitoring carried out by the Committee and have been satisfactory to the proposed goals.

F - 74

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

The airline industry remains exposed to the risks related to the pandemic’s evolution and new strains of the virus and to possible new restrictions imposed by government authorities to stop the disease, so that the Company's financial results may suffer impacts. Although the pandemic, mainly the prolongation of the pandemic and its uncertainties, is expected to have consequences for the financial income (expenses) of airlines in general, the risks related to the Company must be measured in light of its financial position.

33.1.	Accounting classifications of financial instruments

The accounting classifications of the Company’s financial instruments on December 31, 2020 and 2019 are as follows:

	Measured at fair value through profit or loss		Amortized cost
	2020	2019	2020	2019
Assets
Cash and bank deposits	428,812	-	-	418,447
Cash equivalents	234,018	5,505	-	1,221,473
Short-term investments	629,335	953,762	-	-
Restricted cash	544,607	444,306	-	-
Trade receivables	-	-	739,699	1,229,530
Derivative assets	128,809	147,469	-	-
Deposits (a)	-	-	1,390,890	1,126,609
Other credits and amounts	-	-	179,160	140,006

Liabilities
Loans and financing (b)	346,030	626,557	9,630,936	7,783,284
Leases	-	-	7,584,192	6,052,780
Suppliers	-	-	1,645,194	1,296,417
Suppliers - forfeiting	-	-	-	554,467
Derivatives liabilities	5,297	20,350	-	-
Other liabilities	-	-	618,754	164,709
(a)	Excludes court deposits, as described in Note 13.
(b)	The amounts on December 31, 2020 and 2019, classified as measured at fair value through profit or loss, are related to the derivative contracted through Exchange Senior Notes.

In the fiscal year ended December 31, 2020, there was no change in the classification between categories of the financial instruments.

F - 75

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

33.2.	Derivative and non-derivative financial instruments

The Company's derivative financial instruments were recognized as follows in the balance sheet:

	Derivatives					Non-derivative
	Fuel	Interest rate	Foreign curency rate	Capped call	ESN	Revenue hedge	Total
Fair value changes
Rights (obligations) with derivatives on December 31, 2019	(20,350)	-	3,500	143,969	(626,557)	-	(499,438)
Gains (losses) recognized in income (expenses)	-	-	18,210	(74,728)	374,994	-	318,476
Gains (losses) recognized as exchange rate change	-	-	-	18,422	(94,467)	-	(76,045)
Gains (losses) recognized in equity valuation adjustments	(744,973)	-	-	-	-	-	(744,973)
Settlements (payments received) during the year	799,489	-	(20,027)	-	-	-	779,462
Rights (obligations) with derivatives on December 31, 2020	34,166	-	1,683	87,663	(346,030)	-	(222,518)
Derivative assets	39,463	-	1,683	87,663	-	-	128,809
Loans and financing	-	-	-	-	(346,030)	-	(346,030)
Derivatives liabilities	(5,297)	-	-	-	-	-	(5,297)
Changes in the adjustment of equity valuation
Balance on December 31, 2019	(53,243)	(311,364)	-	-	-	(165,436)	(530,043)
Fair value adjustments during the year	(744,973)	-	-	-	-	-	(744,973)
Adjustments of hedge accounting of revenue	-	-	-	-	-	(993,532)	(993,532)
Net reversal to income (expenses)	318,140	8,158	-	-	-	25,543	351,841
Derecognition of hedge object	315,286		-	-	-	290,345	605,631
Balances on December 31, 2020	(164,789)	(303,207)	-	-	-	(843,080)	(1,311,076)

Effects on income (expenses)	(633,426)	(8,158)	18,210	(56,306)	280,527	677,644	278,491

Hedge nature	Classification	2020
USD revenue	Net revenue	(16,086)
USD revenue	Exchange rate change	693,730
Fuel	Aircraft fuel	(249,328)
Fuel	Financial income (expenses)	(384,098)
Interest rate - lease	Financial income (expenses)	(8,158)
Conversion right - ESN	Financial income (expenses)	374,994
Conversion right - ESN	Exchange rate change	(94,467)
Capped call – ESN	Financial income (expenses)	(74,728)
Capped call – ESN	Exchange rate change	18,422
Foreign currency rate	Exchange rate change	18,210
Total effects on income (expenses)		278,491

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per IFRS 9 – “Financial Instruments”.

On December 31, 2020, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates), and for aeronautical fuel protection and future revenue in U.S. Dollars.

As a result of the reduction in the volume of flight and interruption of international operations, the Company discontinued hedge relations of part of the fuel hedge operations designated as cash flow hedges, and hedge accounting transactions used to hedge future revenues in foreign currency (hedged object), as presented in note 1.1.

F - 76

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

Cash flow hedges are scheduled for realization and, therefore, reclassification to expense according to the following periods:

	2021	2022	2023	2024	2025 onwards
Fuel	154,973	9,816	-	-	-
Interest Rate	15,878	21,707	26,575	26,412	212,635
Revenue Hedge	118,571	248,225	301,922	174,362	-
Total	289,422	279,748	328,497	200,774	212,635

33.3.	Market risks

Market risk is represented by the risk of fluctuations in the fair value of a financial instrument’s future cash flows due to variations in the market prices. The main market prices with an impact on the Company are: fuel price, exchange rate and interest rate.

The sensitivity analysis of financial instruments was prepared with the purpose to estimate the impact on profit (loss) before taxes and shareholders’ equity on: open derivatives position, currency exposure and interest rates on December 31, 2020 for the market risks considered relevant by the Company's management.

In the probable scenario, in the Company's assessment, the maintenance of market levels was considered, so that there are no impacts on profit (loss) before taxes and shareholders’ equity. The Company also considered the following scenarios in the risk variable:

•	10% deterioration (possible adverse scenario);
•	25% deterioration (remote adverse scenario);

The estimates presented do not necessarily reflect the amounts to be ascertained in the next financial statements. The use of different methodologies can have a material effect on the estimates presented.

33.3.1. Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. The Company uses different instruments to hedge its exposure to the fuel price. The choice depends on factors such as liquidity in the market, the market price of the components, levels of volatility, availability, and margin deposit. The main instruments are futures, calls, calls spreads, collars and swaps.

The Company’s strategy for Fuel Risk Management is based on statistical models. Through the developed model, the Company can (i) measure the economic relationship between the hedging instrument and the hedged object, thus able to assess if the relationship between the price of aviation fuel and the price of foreign fuel behaves as expected; and (ii) adequately define the hedged index, thus able to establish the appropriate volume to be contracted to hedge the number of liters of fuel that will be consumed in a given period.

The Company’s models consider the potential factors of inefficiency that may impact on risk management strategies, such as changes in the pricing of aviation fuel by suppliers and the mismatch of the term of the hedging instrument and the hedged object.

The Company has protected, through hedge agreements, 65% of its fuel consumption for the fiscal year 2021 and 23% for the fiscal year 2022.

F - 77

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

The table below shows the sensitivity analysis considering the fluctuation of prices of air fuel priced in U.S. dollars, based on the barrel price on December 31, 2020 at US$48.52:

	Fuel
	Barrel price (in USD)	Impact (in thousands of Reais)
Decline in prices/barrel (-25%)	35.81	(95,280)
Decline in prices/barrel (-10%)	43.67	(27,835)
Increase in prices/barrel (+10%)	53.49	110,033
Increase in prices/barrel (+25%)	59.68	283,818

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

The Company is mainly exposed to lease transactions indexed to changes in the Libor rate until the aircraft is received. To mitigate such risks, the Company can use derivative financial instruments. On December 31, 2020, the Company and its subsidiaries have open Libor interest derivative agreements

On December 31, 2020, the Company held financial investments and loans and financing with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on December 31, 2020 that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on Income (Expenses) according to the scenarios adopted below:

	Short-term investments net of Loans and financing (a)
Risk	CDI rate drop	Libor rate increase
Reference rates	1.90%	0.08%
Exposure amount (probable scenario) (b)	(565,397)	3,201,557
Remote favorable scenario (-25%)	1,179	(622)
Possible favorable scenario (-10%)	426	(249)
Possible adverse scenario (+10%)	(426)	249
Remote adverse scenario (+25%)	(1,179)	622
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and Libor rates.
(b)	Book balances recorded as of December 31, 2020.

33.3.3. Exchange rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed. In the fiscal year ended December 31, 2020, the Company recognized a total gain with foreign exchange hedge transactions in the amount of R$18,210 (R$1,207 in the fiscal year ended December 31, 2019).

F - 78

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	2020	2019
Assets
Cash, short-term investments and restricted cash	491,258	1,035,802
Trade receivables	120,167	202,363
Recoverable taxes	-	5,312
Deposits	1,390,890	1,126,609
Derivative assets	128,809	147,469
Total Assets	2,131,124	2,517,555

Liabilities
Loans and financing	(9,132,988)	(7,831,116)
Leases	(7,536,677)	(6,007,973)
Suppliers	(481,001)	(462,636)
Provisions	(1,030,915)	-
Derivatives liabilities	(5,297)	(20,350)
Total Liabilities	(18,186,878)	(14,322,075)

Exchange rate exposure liabilities	(16,055,754)	(11,804,517)

Commitments not recorded in the statements of financial position
Future obligations resulting from firm aircraft orders	(23,269,198)	(29,600,647)
Total	(23,269,198)	(29,600,647)

Total exchange rate exposure R$	(39,324,952)	(35,356,555)
Total exchange rate exposure - US$	(7,567,293)	(8,771,815)
Exchange rate (R$/US$)	5.1967	4.0307

The Company is mainly exposed to the exchange rate change of the U.S. dollar.

As of December 31, 2020, the Company adopted the closing exchange rate of R$5.1967/US$1.00 as a likely scenario. The table below shows the sensitivity analysis and the effect on income (expenses) of exchange rate fluctuations in the exposure amount of the period as of December 31, 2020:

	Exchange rate	Effect on income (expenses)
Net liabilities exposed to the risk of appreciation of the U.S. dollar	5.1967	16,055,553
Dollar depreciation (-25%)	3.8975	4,013,939
Dollar depreciation (-10%)	4.6770	1,605,575
Dollar appreciation (+10%)	5.7164	(1,605,575)
Dollar appreciation (+25%)	6.4959	(4,013,939)

33.3.4. Capped call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

F - 79

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

The Company recognized a total expense for capped call operations in the amount of R$56,306, comprising R$74,728 of changes in fair value, net of R$18,422 of exchange rate change, for the fiscal year ended on December 31, 2020 (R$23,229 of changes in fair value on December 31, 2019).

33.4.	Credit risk

Credit risk is inherent in the Company’s operating and financing activities, mainly in cash and cash equivalents, short-term investments and trade receivables. Financial assets classified as cash, cash equivalents, and short-term investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies.

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

The Company is exposed to liquidity risk in two distinct ways: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating obligations at the maturity dates. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio term.

The schedules of financial liabilities held by the Company's financial liabilities on December 31, 2020 and 2019 are as follows:

	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and financing	2,120,462	232,817	6,804,167	819,520	9,976,966
Leases	647,850	669,158	4,763,614	1,503,570	7,584,192
Suppliers	1,612,536	-	32,658	-	1,645,194
Derivatives liabilities	5,297	-	-	-	5,297
Other liabilities	287,275	-	331,479	-	618,754
On December 31, 2020	4,673,420	901,975	11,931,918	2,323,090	19,830,403

Loans and financing	1,112,414	1,724,940	7,519,263	1,890,448	12,247,065
Leases	1,257,430	1,018,266	5,862,268	967,404	9,105,368
Suppliers	1,286,264	-	10,142	-	1,296,406
Suppliers - Forfeiting	554,467	-	-	-	554,467
Derivatives liabilities	9,080	-	11,270	-	20,350
On December 31, 2019	4,219,655	2,743,206	13,402,943	2,857,852	23,223,656

F - 80

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

33.6.	Measurement of the fair value of financial instruments

		2020		2019
	Fair Value Level	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	Level 1	59,936	59,936	5,505	5,505
Cash and cash equivalents	Level 2	170,359	170,359	-	-
Short-term investments	Level 1	22,465	22,465	953,762	953,762
Short-term investments	Level 2	606,870	606,870	-	-
Restricted cash	Level 2	544,607	544,607	444,306	444,306
Derivative assets	Level 2	128,809	128,809	147,469	147,469
Loans and financing	Level 2	(346,030)	(346,030)	(626,557)	(626,557)
Derivatives liabilities	Level 2	(5,297)	(5,297)	(20,350)	(20,350)

The fair value of financial instruments measured at amortized cost has not been disclosed since the fair value is close to its book value based on the conditions established, mainly due to the short term of the maturity of these assets and liabilities. The fair values for loans and financing, which differ from accounting balances, in turn, are disclosed in note 17.

33.7.	Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net indebtedness, including short and long-term loans and financing and leases. The following table shows the financial leverage:

	2020	2019

Total loans and financing	(9,976,966)	(8,409,841)
Total leases	(7,584,192)	(6,052,780)
(-) Cash and cash equivalents	654,444	1,645,425
(-) Short-term investments	629,335	953,762
(-) Restricted cash	544,607	444,306
Net indebtedness	(15,732,772)	(11,419,128)

34.	Non-cash transactions

	2020	2019
Initial adoption - IFRS 16	-	2,436,333
Share-based payment (Capital/Share-based payment)	(23,400)	(31,222)
Effects of changes in equity interest (Capital reserves / Minority interest)	(352)	(649)
Interest on shareholders’ equity for distribution, net of taxes	23,139	-
Actuarial losses from post-employment benefits	13,921	87,541
Dividends	-	238,359
Leaseback (Fixed assets/Leases)	(248,729)	-
Leaseback (Leases)	289,102	-
Forfeiting (Forfeiting/Loans)	(411,457)	-
Acquisition of property, plant and equipment through financing (Property, plant and equipment / Loans and financing)	25,974	164,234
Guarantee deposits and Maintenance reserve (Deposits / Leases)	(77,009)	(6,974)
Capitalized deposits (Deposits / Property, plant and equipment)	(39,729)	-
Right of use of flight equipment (Property, plant and equipment / Leases)	165,146	957,026
Financial lease agreement renegotiation (Property, plant and equipment / Leases)	221,248	-
Unrealized income (expenses) of derivatives (Derivative assets/Equity valuation adjustment)	-	30,021

F - 81

Notes to the financial statements Fiscal year ended December 31, 2020. (In thousands of Reais - R$, except when otherwise indicated)

35.	Liabilities from financing activities

The changes in the liabilities of the Company’s financing activities are shown below for the years ended December 31, 2020, 2019 and 2018:

				2020
				Non-Cash Transactions						Adjustment to Profit
	Opening balance	Net cash flows from (used in) financing activities	Net cash flows from operating activities	Property, plant and equipment acquisition through financing	Forfaiting	Variation in variable and short-term liabilities	Deposit in guarantee	Write-off	Exchange rate changes, net	Provision for interest and cost amortization	Contractual amendment	Unrealized income (expenses) on derivatives	Closing balance
Loans and financing	8,409,841	(814,710)	(615,027)	25,974	411,457	-	-	-	2,207,107	727,318	-	(374,994)	9,976,966
Leases	6,052,780	(1,058,692)	(4,530)	454,248	-	18,731	(47,215)	(704,164)	1,833,257	818,529	221,248	-	7,584,192

	2019
					Non-cash changes				Adjustment to profit
	Opening balance	Net cash flows (used in) from financing activities	Net cash flows from operating activities	Property, plant and equipment acquisition through financing and lease	Maintenance reserve	Escrow deposit	Initial adoption adjustment – IFRS 16	Gains (losses) recognized in other comprehensive income (loss)	Exchange rate variation, net	Interest accrued and cost amortization	Write-offs and contractual amendment	Other results	Closing balance
Loans and financing	6,443,807	1,401,125	(444,006)	164,234	-	-	-	-	313,717	571,681	-	(40,717)	8,409,841
Leases	912,145	(1,617,677)	(23,304)	957,026	(6,498)	(476)	5,370,868	-	241,612	502,544	(283,460)	-	6,052,780
Derivatives	409,662	(407,322)	(43.008)	-	-	-	-	(94,527)	(13,946)	-	-	22,022	(127,119)

	2018
				Non-cash changes
	Opening balance	Cash flow	Income for the year	Property, plant and equipment acquisition through financing	Disposal property, plant and equipment	Dividends provisioned through the subsidiary Smiles	Provision for interest on loans	Treasury shares sold	Gains on change in investment	Exchange rate variation, net	Interest payments and loan cost	Other	Closing balance
Loans and financing	7,105,667	(536,888)	-	193,506	(805,081)	-	565,854	-		1,043,117	(481,708)	-	7,084,467
Other liabilities	143,473	(219,493)	-	-	-	238,879	-	-	-	-	-	(15,620)	147,239
Non-controlling interests from Smiles	412,013	875	305,669	-	-	(239,877)	-	-	561	-	-	820	480,061
Capital stock	2,927,184	15,428	-	-	-	-	-	-	-	-	-	-	2,942,612
Treasury shares	(4,168)	(15,929)	-	-	-	-	-	19,971	-	-	-	-	(126)
Shares to be issued	-	2,818	-	-	-	-	-	-	-	-	-	-	2,818

F - 82