Form 20-F/A
period 2020-12-31
Gol Intelligent Airlines Inc.
filed 2021-09-20
CIK 1291733

As filed with the Securities and Exchange Commission on September 20, 2021

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

GOL Linhas Aéreas Inteligentes S.A. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to its annual report on Form 20-F for the fiscal year ended December 31, 2020, as filed with the U.S. Securities and Exchange Commission on March 29, 2021 (the “Annual Report”), solely to correct the report of the Company’s independent registered public accounting firm in order to cover the year ended December 31, 2018 in addition to the year ended December 31, 2020.

This Amendment No. 1 comprises a cover page, this explanatory note, the signature page, the required certifications of the chief executive officer and the chief financial officer of the Company, the amended report of the Company’s independent registered public accounting firm covering the years ended December 31, 2018 and 2020 and the consent to the incorporation by reference of this amended report in the Company’s registration statement (Form F-3 No. 333-242425) and in the related prospectus.

Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend any other information set forth in the Annual Report, and the Company has not updated disclosures included in the Annual Report to reflect any events that occurred subsequent to March 29, 2021.

Exhibits

12.1	Section 302 Certification of Chief Executive Officer.*
12.2	Section 302 Certification of Chief Financial Officer.*
15.2	Consent of Ernst & Young Auditores Independentes S.S.*
*	Filed herewith.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Gol Linhas Aéreas Inteligentes S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Gol Linhas Aéreas Inteligentes S.A. (the Company) as of December 31, 2020, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2020 and 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

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

São Paulo, Brazil

March 24, 2021

Signature

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on Form 20-F on its behalf.

GOL LINHAS AÉREAS INTELIGENTES S.A.

By: /s/ Paulo Sergio Kakinoff
Name: Paulo Sergio Kakinoff
Title: Chief Executive Officer

By: /s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr.
Title: Chief Financial Officer

Dated: September 20, 2021