Form 20-F
period 2021-12-31
Gol Intelligent Airlines Inc.
filed 2022-03-16
CIK 1291733

As filed with the Securities and Exchange Commission on March 16, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 20-F

_______________

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
+55 112128-4700

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

The number of outstanding shares of each class of stock of GOL Linhas Aéreas Inteligentes S.A. as of December 31, 2021:

2,863,682,710 Common Shares

314,361,213 Preferred Shares

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

We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts in respect of the year ended December 31, 2021 was R$5.581 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2021, as reported by the Brazilian Central Bank (Banco Central do Brasil), or the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at the above rate.

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

In this annual report, we use the terms “the registrant” and “GLAI”to refer to GOL Linhas Aéreas Inteligentes S.A., and “GOL”, “Company”, “we”, “us” and “our” to refer to the registrant and its consolidated subsidiaries together, except where the context requires otherwise. The term “GLA” refers to GOL Linhas Areas S.A., a wholly owned subsidiary of the registrant (formerly VRG Linhas Areas S.A., or VRG). References to “preferred shares”and “ ADSs” refer to non-voting preferred shares of the registrant and American depositary shares representing those preferred shares, respectively, except where the context requires otherwise.

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

Cautionary Statements about Forward-Looking Statements

This annual report includes forward-looking statements, principally under the captions “Risk Factors,” “Operating and Financial Review and Prospects” and “Business Overview.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting us. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among others:

•	general economic, political and business conditions in Brazil, South America and the Caribbean;
•	the effects of global financial markets and economic crises;
•	developments relating to, the economic, financial, political and health effects of, and our ability to timely and efficiently implement any measure necessary in response to, or to mitigate the impacts of, the COVID-19 global pandemic and government measures to address it;
•	management’s expectations and estimates concerning our financial performance and financing plans and programs;
•	our level of fixed obligations;
•	our capital expenditure plans;
•	our ability to obtain financing on acceptable terms;
•	our ability to service our indebtedness;
•	inflation and fluctuations in the exchange rate of the real;
•	changes to existing and future governmental regulations, including air traffic capacity controls;
•	fluctuations in crude oil prices and its effect on fuel costs, especially in light of the conflict between Russia and Ukraine;
•	increases in maintenance costs, insurance premiums and other operating expenses, including fuel costs, that we may not be able to adjust in our ticket prices;
2

•	changes in market prices, customer demand and preferences, and competitive conditions;
•	cyclical and seasonal fluctuations in our operating results;
•	defects or mechanical problems with our aircraft;
•	our ability to successfully implement our strategy;
•	developments in the Brazilian civil aviation infrastructure, including air traffic control, airspace and airport infrastructure;
•	future terrorism incidents, cyber-security threats, disease outbreaks or related occurrences affecting the airline industry; and
•	the risk factors discussed under the caption “Item 3. Key Information—D. Risk Factors” in this annual report.

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

PART I

ITEM 1.                    Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2.                    Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.                    Key Information

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, Brazil’s gross domestic product, or GDP, grew by 1.1% in 2019, sharply contracted by 4.1% in 2020 due to global effects of developments relating to the COVID-19 pandemic and grew by 4.6% in 2021. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the use of our products and services and we have been, and will continue to be, affected by changes in the Brazilian GDP.

Political instability may adversely affect us.

Brazilian markets experienced heightened volatility in the last decade due to uncertainties deriving from the ongoing Lava Jato investigation, which is being conducted by the Federal Prosecutor’s Office, and its impact on the Brazilian economy and political environment. Numerous members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies have been convicted of political corruption of officials accepting bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies.

The ultimate outcome of these investigations is uncertain, but they had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. The development of those unethical conduct cases has and may continue to adversely affect us.

In addition, the Brazilian economy is subject to the effects of uncertainty over political developments in Brazil. In 2022, Brazil will hold elections for President, senators, federal deputies and state deputies. The leading candidates in the Presidential race are incumbent Jair Bolsonaro and former President Luiz Inácio Lula da Silva, representing distinctly opposing political ideologies. Electoral uncertainty could lead to high volatility in Brazilian financial markets, and uncertainty regarding political developments and the policies the Brazilian federal government may adopt or alter may have material adverse effects on the macroeconomic environment in Brazil, as well as on businesses operating in Brazil, including ours.

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

In addition, the Brazilian economy is affected by international macroeconomic and market conditions, especially in the United States. Stock prices on the B3 S.A. – Brasil, Bolsa, Balcão, or the B3, for example, are highly affected by fluctuations in U.S. interest rates and by the behavior of the major U.S. stock exchanges. Any increase in interest rates in other countries, especially the United States, could reduce overall liquidity and investor interest in Brazilian capital markets.

Recent global developments relating to Russia’s invasion of Ukraine have generated uncertainty in global capital markets, and U.S. and European stock markets have seen increased price volatility. We cannot predict how these developments will evolve and whether or to what extent they may affect Brazilian capital markets and, consequently, us.

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

Historically, Brazil has experienced high inflation rates, which, together with actions taken by the Central Bank to curb inflation, have had significant adverse effects on the Brazilian economy. According to the IBGE, the annual rate of inflation in Brazil, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, was 4.3%, 4.5% and 10.1% in 2019, 2020 and 2021, respectively.

The base interest rate for the Brazilian banking system is the Central Bank’s Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia) rate, or SELIC rate. The SELIC rate was repeatedly lowered from the October 2016 rate of 14.25% to 2.00% in August 2020 and has since steadily increased. As of December 31, 2019, 2020 and 2021, the SELIC rate was 4.5%, 2.0% and 9.25%, respectively. In February 2022, the SELIC rate was further increased to 10.75%.

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

In January 2018, Standard & Poor’s downgraded Brazil’s credit rating to BB- with a stable outlook, which it changed to positive in December 2019 and back to stable in April 2020. Most recently, Standard & Poor’s reaffirmed its rating and outlook in June 2021. In February 2018, Fitch downgraded Brazil’s credit rating to BB- with a stable outlook, which it affirmed in May 2019. In May 2020, Fitch adjusted its outlook to negative, which it most recently reaffirmed in May 2021. Since April 2018, Moody’s has maintained Brazil’s credit rating at Ba2 with a stable outlook, which it most recently reaffirmed in December 2020.

Exchange rate instability may materially and adversely affect us.

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2019 and 2020, the real depreciated against the U.S. dollar and the U.S. dollar selling rate was R$4.031 per US$1.00 as of December 31, 2019 and R$5.197 per US$1.00 as of December 31, 2020, as reported by the Central Bank. In 2021, the real further depreciated against the U.S. dollar and, as of December 31, 2021, the U.S. dollar selling rate was R$5.581 per US$1.00. There can be no assurance that the real will not depreciate further against the U.S. dollar.

In 2021, 96.5% of our passenger revenue and other revenue were denominated in reais while 46.7% of our total operating costs and expenses were either denominated in or linked to U.S. dollars, such as fuel, aircraft and engine maintenance services and aircraft insurance. The market and resale value of the majority of our operating assets, our aircraft, is denominated in U.S. dollars. As of December 31, 2021, R$21,402.2 million, or 94.4%, of our indebtedness was denominated in U.S. dollars and we had a total of R$6,989.4 million in present value non-cancelable U.S. dollar denominated future lease payments.

Largely as a result of the  conflict between Russia and Ukraine, Brent oil prices sharply increased from about US$75 per barrel at the end of 2021 to US$128 per barrel on March 8, 2022. It is possible that our U.S. dollar denominated operating expenses will further increase.

We are also required to maintain U.S. dollar denominated deposits and maintenance reserve deposits under the terms of some of our aircraft operating leases. We may incur substantial additional amounts of U.S. dollar denominated leases or financial obligations and U.S. dollar denominated indebtedness and we will be subject to fuel cost increases linked to the U.S. dollar. While in the past we have generally adjusted our fares in response to, and to alleviate the effect of, depreciation of the real against the U.S. dollar and increases in the price of jet fuel (which is priced in U.S. dollars) and have entered into hedging arrangements to protect us against the short-term effects of such developments, there can be no assurance that we will be able to continue to do so. However, unlike certain other expenses, we may not be able to defer significant amounts of our fuel costs and we will likely not be able to adjust fuel costs in our ticket prices.

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

Risks Relating to Us and the Brazilian Airline Industry

The airline industry is particularly sensitive to changes in macroeconomic conditions and adverse macroeconomic conditions, including as a result of developments relating to the COVID-19 global pandemic, have and may further materially and adversely affect the airline industry and us.

The airline industry in general, and the industry in Brazil in particular, are sensitive to changes in macroeconomic conditions. Unfavorable macroeconomic conditions in Brazil, a constrained credit market and increased business operating costs reduce spending on both leisure and business travel, as well as cargo transportation. Slowdowns in the Brazilian economy, such as the one faced in 2020 as a result of the COVID-19 global pandemic, adversely affect industries with significant spending in travel, including government, oil and gas, mining and construction, which affect the quality of demand, reducing the number of higher yield tickets we can sell. Unfavorable macroeconomic conditions, which, as of the date of this annual report, persist, may not be counterbalanced by our ability to raise fares to counteract increased fuel, labor and other costs. We cannot predict macroeconomic developments or their impact on us, including exchange rate volatility and increased fuel prices, especially in the context of the conflict between Russia and Ukraine and the Brazilian elections in 2022, but we expect to face inflationary pressures and sharply increased fuel prices in 2022. Especially because we may not be able to delay paying for significant amounts of our fuel costs and we will likely not be able to adjust fuel costs in our ticket prices, these price increases may materially and adversely affect us.

We cannot predict how the COVID-19 global pandemic will evolve, including novel variants of the virus or other infectious diseases, and affect demand for air travel in Brazil and, consequently, our results of operations and financial position. As demand for air travel recovers in the context of waning effects of the global pandemic, we may not be able to increase our number of flights and capacity fast enough to meet this increased demand as a result of the significant costs required to bring idle aircraft back into operation. Any such delay may lead our customers to seek alternatives and may adversely affect us.

Unfavorable macroeconomic conditions, a significant decline in demand for air travel or continued instability of the credit and capital markets could also result in pressure on our indebtedness costs, operating results and financial condition and would affect our growth and investment plans. These factors could also adversely affect our ability to obtain financing on acceptable terms and liquidity generally.

Substantial fluctuations in fuel costs would harm us.

International and local fuel prices are subject to high volatility depending on multiple factors, including geopolitical issues and supply and demand. The price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, affects our fuel costs and constitutes a significant portion of our total operating costs and expenses. The average price per barrel of West Texas Intermediate crude oil was US$57.04, US$39.13 and US$67.34, in 2019, 2020 and 2021, respectively, according to New York Mercantile Exchange – NYMEX data. The average price for 2020 reflects the low prices in the first half of 2020. By year-end 2021, the price per barrel of West Texas Intermediate crude oil was US$75.21. Fuel costs represented 34%, 28% and 23% of our total operating costs and expenses in 2019, 2020 and 2021, respectively.

Because Russia is one of the world’s largest oil exporters, we expect recent global developments relating to Russia’s invasion of Ukraine, and resulting export restrictions, will likely lead to decreased global supply and increased fuel prices, which effects could be more acute if the participants of the Organization of the Petroleum Exporting Countries – OPEC decide not to, or are unable to, increase their supply production.

Substantially all of our fuel is supplied by one source, Petrobras Distribuidora S.A., or Petrobras Distribuidora, and we depend on them to supply fuel at the times and in the quantities that we require. As such, we are exposed to significant supplier risk, which may materially and adversely affect us. See “Item 4. Information on the Company—B. Business Overview—Airline Business—Fuel.”

We may not be able to maintain adequate liquidity and our cash flows from operations and financings may not be sufficient to meet our current obligations.

Our liquidity, cash flows from operations and financings have been and may be adversely affected by exchange rates, fuel prices and the impact of adverse economic conditions in Brazil on the demand for air travel. As of December 31, 2020, our total indebtedness was R$17,561.2 million, as compared to R$22,663.0 million as of December 31, 2021, which increase was mainly due to depreciation of the real in 2021. The average maturity of our loans and financing, excluding our perpetual notes, was 3.3 and 3.4 years as of December 31, 2020 and 2021, respectively. We have no significant indebtedness maturing until 2024, but, as of December 31, 2021, we had negative working capital of R$8,393.8 million.

We have taken numerous measures to protect our operations and liquidity in response to the significantly reduced demand for air travel caused by the COVID-19 pandemic, including adjusting and reducing our flight network, significantly reducing fixed and variable costs, deferring certain lease obligations and rolling over and extending certain debt. We cannot guarantee that our cash preservation and cost reduction initiatives will be sufficient to preserve our liquidity or that creditors will continue to cooperate with us.

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

Since the beginning of the global pandemic, we have repeatedly deferred and not been paying in full our lease obligations and many other suppliers, which have generally been cooperating with us under deferrals and amendments to our outstanding agreements. However, we do not know whether or for how much longer our counterparties will continue to cooperate with us.

Our financial statements as of and for the years ended December 31, 2019, 2020 and 2021 contain a going concern emphasis, due in significant part to our negative working capital and more recently to the substantial decline in demand for air travel as a result of the effects of developments relating to the COVID-19 pandemic and the actions taken by the Brazilian government to address it, which are largely out of our control.

The consolidated financial statements included in this annual report have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. However, we currently operate with a significantly negative working capital, most recently because of the drop in worldwide demand for air travel caused by the COVID-19 pandemic that affected the entire airline industry, and the travel restrictions that were placed by numerous countries, including Brazil, and there is significant uncertainty about our ability to continue as a going concern. Our independent registered public accounting firms in each of 2019, 2020 and 2021, in their reports on our consolidated financial statements as of and for the years ended December 31, 2019, 2020 and 2021, expressed substantial doubt regarding our ability to continue as a going concern.

We rely on one manufacturer for our aircraft and engines and any negative developments relating to Boeing 737 MAX aircraft would materially and adversely affect us.

One of the key elements of our business strategy and a key element of the low-cost carrier business model is to reduce costs by operating a standardized aircraft fleet. After extensive research and analysis, we chose the 737-700/800 Next Generation aircraft manufactured by The Boeing Company, or Boeing, which we are now, on an accelerated basis, replacing with Boeing 737 MAX aircraft, and 56-7B engines manufactured by CFM International, or CFM. We expect to continue to rely on Boeing and CFM for the foreseeable future and delivery and operation of the Boeing 737 MAX aircraft are crucial to our strategy and fleet modernization initiatives.

We derive benefits from a fleet comprised of a standardized type of aircraft while still having the flexibility to match the capacity and range of the aircraft to the demands of each route. If we had to lease or purchase aircraft of another manufacturer, we could lose these benefits. We cannot assure you that any such replacement aircraft would have the same operating advantages as the Boeing aircraft or that we could lease or purchase engines that would be as reliable and efficient as the CFM engines. In addition, replacement aircraft may require additional training of our pilots and crew, as well as our maintenance staff, and could materially affect our operations and require us to make significant unexpected expenditures. Our operations could also be disrupted by the failure or inability of Boeing or CFM to provide sufficient parts or related support services on a timely basis.

Following two accidents involving Boeing 737 MAX aircraft, regulators grounded the aircraft in March 2019. The FAA and ANAC lifted the grounding and we reinitiated operations of the 737 MAX in November 2020. Further, Boeing suspended MAX deliveries following the groundings and temporarily ceased to manufacture new MAX aircraft. Because Boeing no longer manufactures versions of the 737 other than the 737 MAX family of aircraft and our operations have been designed around the single fleet model, if there is any future grounding of the MAX aircraft or if there are additional delays in delivery of our ordered aircraft, we may face increased maintenance costs on our aircraft, experience operational disruptions and decreases in customer ratings, be unable to realize our expected fuel cost efficiencies, incur increased aircraft lease costs and risk facing a shortage of available aircraft, which may limit our growth plans and the execution of our long-term strategy.

Our reliance on single suppliers for our aircraft and engines means that any of these developments relating to Boeing 737 MAX aircraft or CFM engines would materially and adversely affect us.

Changes to the Brazilian civil aviation regulatory framework, including rules regarding slot distribution, fare restrictions and fees associated with civil aviation, may adversely affect us.

Brazilian aviation authorities monitor and influence the developments in Brazil’s airline market. For example, airport services are regulated by ANAC and, in many cases, still managed by the Brazilian Airport Infrastructure Company (Empresa Brasileira de Infraestrutura Aeroportuária), or INFRAERO, a government-owned corporation. ANAC’s policies, as well as those of other aviation supervisory authorities, including relating to new routes and flight frequencies, may adversely affect us. ANAC considers operating history and efficiency (on-time performance and regularity) as the main criteria for the allocation of slots. Under its rules, on-time performance and regularity are assessed twice per year, following the International Air Transport Association, or IATA, summer and winter calendars, between April and September and between October and March. The minimum regularity performance target for each series of slots in a season is 90% at Congonhas (São Paulo) and 80% for Guarulhos (São Paulo), Santos Dumont (Rio de Janeiro) and Recife. The on-time performance, since 2018, is measured through the method of statistical tendency that compares the performance of all airlines for each airport. Airlines forfeit slots used below the minimum criteria in a season. Forfeited slots are redistributed first to new entrants, which includes airlines that operate fewer than five slots in the affected airport in the given weekday, and are subsequently returned to the slots database and redistributed according to regulations.

In 2020 and 2021, ANAC waived slots regularity targets in the context of the COVID-19 pandemic. By the end of 2021, airlines, including GOL, shared their comments on ANAC’s slots distribution policy, which comments are, as of the date of this annual report, under ANAC’s review and consideration.

As of the date of this annual report, there are plans to privatize two of the most important airports for our operations: Congonhas (São Paulo) and Santos Dumont (Rio de Janeiro). We cannot foresee how these privatizations will affect our operations. In addition, we cannot foresee changes to the Brazilian civil aviation regulatory framework, which could increase our costs, change the competitive dynamics of our industry and adversely affect us, including as discussed in “—We operate in a highly competitive industry.”

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

We have significant costs, relating primarily to leases for our aircraft and engines. As of the date of this annual report, we have significant accumulated lease obligations that were deferred in the context of the COVID-19 global pandemic. In addition, as of December 31, 2021, we had aircraft purchase commitments with Boeing for an aggregate present value of R$21,947.8 million (US$3,932.9 million) for deliveries through 2026. Our accelerated return of Boeing 737 Next Generation aircraft as part of our fleet renewal plan also requires significant cash expenditures. We expect that we will incur additional fixed obligations and indebtedness as we take delivery of the new aircraft and other equipment to implement our strategy.

These significant fixed payment obligations:

•	could limit our ability to obtain additional financing to support expansion plans and for working capital and other purposes;
9

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

As a result of the competitive environment, there may be further changes in the Brazilian and global airline industry, whether by means of acquisitions, joint ventures, partnerships or strategic alliances. We cannot predict the effects of further consolidation on the industry. For example, in May 2020, LATAM Airlines Group and Avianca Holdings S.A., the two largest Latin American airlines, filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, with the latter emerging from bankruptcy proceedings in December 2021. Consolidation in the airline industry and changes in international alliances will continue to affect the competitive landscape in the industry and may result in the formation of airlines and alliances with greater financial resources, more extensive global networks and lower cost structures than we can obtain.

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

In August 2021, we switched our passenger service system to Sabre, which is one of the most used by airlines. The transition during the second half of 2021 resulted in issues with our website useability and customers’ ability to book flights. We cannot assure you we will not face additional issues deriving from our passenger service system or other technology.

Unauthorized access to or release or violation of our or our business partners’ systems and data could materially and adversely affect us.

We are subject to a broad range of cyber threats, including attacks, with varying levels of sophistication. These cyber threats are related to the confidentiality, availability and integrity of our systems and data, including our customers’ and business partners’ confidential, classified or personal information. In addition, because we have access to certain information technology systems of certain of our business partners, our systems may be subject to attacks aimed at accessing, tampering with or exposing our business partners’ systems and their data.

In addition, certain of our business partners, including our suppliers, have broad access to certain of our confidential and strategic information. Many of these business partners face similar security threats and any attacks on their systems could result in unauthorized access to our systems or data. Any unauthorized access to, or release or violation of our systems and data, whether directly or through cyberattacks or similar breaches affecting our business partners, could materially and adversely affect us, including subjecting us to regulatory scrutiny and fines.

We rely on maintaining a high daily aircraft utilization rate to increase our revenues and reduce our costs.

One of the key elements of our business strategy and an important element of the low-cost carrier business model is to maintain a high daily aircraft utilization rate, which we measured as 9.6 block hours per day in 2020 and 10.0 block hours per day in 2021. High daily aircraft utilization, which we were not able to maintain during the COVID-19 global pandemic, generally allows us to generate more revenue from our aircraft and dilute our fixed costs, and is achieved in part by operating with quick turnaround times at airports so we can fly more hours on average in a day. Our rate of aircraft utilization could be adversely affected by a number of different factors that are beyond our control, including, among others, air traffic and airport congestion, adverse weather conditions and delays by third-party service providers relating to matters such as fueling and ground handling.

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

Our controlling shareholders have the power to, among other things, elect a majority of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and dispositions and the timing and payment of any dividends. The chairman of our board of directors, Constantino de Oliveira Junior, has since our inception been the fundamental figure of our company, and has directed our company initially as its chief executive officer, and, since 2012, as the chairman of our board of directors. As of December 31, 2021, the Constantino family, which indirectly controls us, held 57.0% of the economic interest in us. A difference in economic exposure may intensify conflicts of interests between our controlling shareholders and you. See “Item 9. The Offer and Listing—C. Markets—Corporate Governance Practices.”

Risks Relating to the ADSs and Our Preferred Shares

The relative volatility and illiquidity of the Brazilian securities markets, and securities issued by airlines in particular, may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. As of December 31, 2021, the ten largest companies in terms of market capitalization represented 52.0% of the aggregate market capitalization of the B3.

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

Founding

GOL was founded in 2000 and initiated operations in 2001, when entrepreneur Constantino de Oliveira Junior pioneered the low-cost carrier concept in Brazil. Constantino de Oliveira Junior has been key to GOL’s success, first as chief executive officer and, since 2012, as chairman of our board of directors. He continues to be the leading figure at GOL, both in helping set strategic direction and in his close supervision of and daily interaction with senior management. As of December 31, 2021, the Constantino family, which indirectly controls us, held 57.0% of the economic interest in us. Our corporate governance practices include a board of nine directors, with a majority of independent directors, a highly experienced executive management team and an independent audit committee.

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

Much of this growth can be directly attributed to GOL and our low-cost carrier model. Our passenger market share in the domestic air transportation market, as measured by RPKs, increased from 5% in 2001 to 38% in 2019, and was 38% and 32% in 2020 and 2021, respectively. We have transported more than 500 million passengers since we began our operations.

Importance of Air Transportation in Brazil

Brazil is geographically similar in size to the continental United States and, according to IATA’s 2018 data, Brazil is the sixth largest domestic airline market in the world, after the United States, China, India, Indonesia and Japan. Brazilian domestic air passenger demand grew 0.8% in 2019. While demand for passenger air travel declined globally in 2020 as a result of developments relating to the COVID-19 pandemic, it has been gradually recovering since mid-2021.

Competitive Strengths

We believe we are one of the most sustainable Latin American carriers, based on our unique business model and competitive strengths:

•	Lowest Cost and Strongest Operating Margins:
o	Since inception, we have had the lowest operating costs of any Brazilian airline, with a CASK ex-fuel of R$21.07 cents in 2020 and R$31.87 cents in 2021, and we have one of the lowest cost models among airlines globally.
13

o	We have had for many years one of the highest EBITDA margins among our Latin American peers.
o	Our fleet of Boeing 737 aircraft provides operational advantages that make it optimally suited for our low-cost carrier model.
•	Flexible, Single Fleet Type:
o	Our single fleet strategy provides significant operational flexibility. In 2019, we had best in class aircraft utilization, with 12.3 block hours per day, one of the highest in the world. Our aircraft financings are structured for maximum operational flexibility, and, as of December 31, 2021, we leased 100% of our aircraft from global operating lessors. During the COVID-19 pandemic, we were able to maintain our high block hours at 9.6 in 2020 and 10.0 in 2021, due to the reduction in our operating fleet. We retain full optionality to extend leases or return aircraft at maturity, providing significant flexibility in managing our fleet size.
o	As of December 31, 2021, our total fleet comprised 135 Boeing 737 aircraft, of which 112 were Next Generation aircraft and 23 were MAX aircraft – all under operating leases, which provided us with important operational flexibility in 2020 and 2021 in light of sharply reduced and then gradually increasing demand for air travel. We have accelerated our fleet transformation plan in order for MAX aircraft to comprise 50% of our total fleet by 2024. As part of this plan, in August 2021, we entered into purchase agreements for 28 additional MAX aircraft to replace Next Generation aircraft. Of these 28 new aircraft, ten will be purchased under finance leases, which represents our return to finance leased aircraft since 2013. We believe the addition of finance leased aircraft presents an opportunity to optimize our capital structure and the financial sustainability of our fleet management.
o	We had an average operating fleet of 10.7 aircraft in 2021, representing 97.3% and 108.1% of our average operating fleet in 2020 and 2019, respectively.
o	Our ability to rapidly and efficiently adjust to increasing demand for air travel in the second half of 2021 further evidenced the benefits and flexibility granted by our single fleet type. In addition, in light of a steep increase in the number of reported COVID-19 cases deriving from the Omicron variant in late 2021 and early 2022, as a result of which our peers cancelled more than 1,500 flights, we experienced only a minimal impact and almost no cancellations because we were able to efficiently reallocate pilots and crew that are necessarily familiar with all of our aircraft of the same fleet type.
o	Since 2001, we have forged a deep relationship with Boeing, allowing us to obtain favorable terms for the pricing and delivery of aircraft. Attractive pricing, together with our financing strategy, allow us to create significant value in our aircraft acquisitions.
•	Highest Load Factors and Passenger Capacity: Our load factor has been best-in-class in Brazil for many years. Even during the peaks of the pandemic, in April and May 2020 and in February and March 2021, with a largely reduced fleet and flight network, we reported load factors above 75%. In 2020, although our total demand decreased 51.9%, as compared to 2019, we were the only airline in Brazil that kept our average load factor at 80.0%, due to our fleet size flexibility. In 2021, in the context of recovering demand as compared to 2020, we increased our average load factor by 1.9 percentage points. Our single fleet model and proactive fleet management increased our fleet flexibility, which allowed us to follow varying demand levels for flights without meaningfully impacting our load factors.
•	Dominant Market Position in Key Airports: We are the largest player in two of the ten busiest airports in Brazil, with an average market share in 2021 of 42.9%, and we were the leading airline in 23.3% of the 30 largest airports in Brazil in 2021, which together represented 92.9% of Brazilian domestic passenger air traffic. Our acquisition of Brazilian domestic airline MAP Linhas Aéreas will further boost our ability to service these important, slot-constrained airports in Brazil.
•	Meaningful ESG Track Record and Initiatives: Since 2010, we have prepared annual sustainability reports based on Global Reporting Initiative guidelines, an international standard for reporting environmental, social and economic performance. By adopting these parameters and providing related data to the public, we are reinforcing our accountability with various stakeholders through added transparency and credibility. Among our initiatives are our voluntary adherence, since 2016, to the carbon pricing leadership coalition, which is a global initiative to price carbon emissions, as well as multiple campaigns and associations dedicated to promoting best ESG practices both in the airline industry and generally. From 2017 to 2019, we had the lowest indicator of CO2 emissions by capacity (measured as metric tons of CO2/ASK) among the main global airlines. Our ESG strategy is directly linked to our fleet plan as our accelerated fleet transformation to Boeing 737 MAX aircraft is a key component of our goal to reach carbon neutrality by 2050. Boeing 737 MAX aircraft consume 15% less fuel and produce 16% fewer carbon emissions and 40% less noise than the Boeing 737 Next Generation aircraft that we are replacing. The 23,000 flight hours that we have flown so far with Boeing 737 MAX aircraft since 2019 through 2021 have saved 9.7 million liters of jet fuel and emitted 24,300 fewer tons of greenhouse gas emissions. In addition, we maintain social initiatives relating to our workforce, customer satisfaction and safety, as well as governance initiatives through leadership, committees, policies and shareholder meetings.
14

•	Highest Ranking in Customer Service: We have made a significant investment in our product offering, including features such as loyalty program integration, onboard service, onboard entertainment and comfortable seats, among others. We believe we offer more complete products and services than any other leading global low-cost carrier, allowing us to capture the largest portion of premium business and economy leisure customers. Both groups of customers value the experience we offer, allowing us to extract higher yields and a leading share of customer wallet. We are a leader in technology development and digital solutions, enabling us to offer the best passenger experience, with a Net Promoter Score of 36 in 2021.
•	Best Route Network and Global Partnerships: We have a highly integrated network, operating the most flights at Brazil’s busiest airports. Before the COVID-19 pandemic commenced in Brazil, we were, in 2019, the largest Brazilian airline with over 36 million annual passengers transported and a domestic market share of 38%, as measured by RPKs, and we have since then been able to further improve our competitive market position. We operate the leading Brazilian airline loyalty program, with 19.3 million members as of December 31, 2021. We have entered into 13 codeshare agreements, 14 frequent flyer agreements and 38 interline agreements, allowing our customers to connect seamlessly to 179 airports around the world. In September 2021, we announced the expansion of our commercial cooperation with American Airlines, the leading provider of air service between the United States and Brazil, through an exclusive codeshare agreement for three years that has strengthened the relationship between the two airlines.
•	Domestic Market Focus: Our network of flights has always been focused on national and regional routes within South America and Brazil, which are returning to normal levels of traffic faster than inter-continental routes prioritized by our Brazilian competitors. We have benefitted from the competitive dynamic that has led to certain competitors pursuing credit restructuring and Chapter 11 bankruptcy procedures, which have decreased the supply of flights in the market. In addition, as recovery in the demand for international air travel lags behind domestic air travel, we are particularly well-positioned to take advantage of the recovery in Brazilian passenger air travel.
•	Leading Loyalty Program: Our loyalty program Smiles is one of the largest coalition loyalty programs in Brazil, with 19.3 million members as of December 31, 2021. Our Smiles business model is based on a pure coalition loyalty program comprising a single platform for accumulating and redeeming miles through a broad network of commercial and financial partners. Our Smiles business provides us with significant revenues derived from the redemption and expiration of miles. In addition, Smiles provides an incentive for customer air travel bookings, thereby boosting ticket sales and our number of repeat customers.
•	Leading Cargo Business: We are Brazil’s third largest cargo airline with a 29.4% market share in 2021 as measured by ATKs, and our cargo revenues increased 14.3% in 2021, as compared to 2020, representing 4.6% of our gross revenue in 2021. Through GOLLOG, we generate cargo revenue through the use of cargo space on regularly scheduled passenger aircraft. Our cargo business has grown at higher rates than our passenger travel business, in large part because we count with an excellent and diversified base of clients in the B2B segment and e-commerce markets, and are well-positioned to support this market’s expected growth as we forge and strengthen our client relationships. We are committed to delivering quality logistics solutions and believe our cargo business will be an increasingly important contributor to our financial performance.
15

•	Leading MRO Service Provider: In 2019, we launched GOL Aerotech, our business unit dedicated to providing MRO services, including to third parties. We have 15 years of experience providing maintenance, preventive maintenance and modifications on our aircraft. GOL Aerotech represents an important cost saving source for us as we are able to rely on local workforce instead of relying on other maintenance providers that would expose us to exchange rate variations and higher market pricing. Our local maintenance services also reduce our repair and logistics costs, as well as engine off-time and replacement time, and support our sustainability efforts as we do not have to transport aircraft to third-party maintenance facilities. We have expanded our MRO services to other airlines and what began as a cost-saving initiative has become a revenue generating opportunity. As of the date of this annual report, we have three maintenance units (Confins, Brasília and Congonhas) and continue to seek expansion opportunities for our GOL Aerotech business.
•	GOLLabs: In 2018, we created GOLLabs, our innovation business dedicated to researching and developing new technologies and services to generate new revenues and reduce costs, including by optimizing our pricing and route strategies and enhancing our customer experience through initiatives such as face recognition technology to facilitate check-in and boarding procedures, media streaming partnerships to provide enhanced entertainment options and a customer service platform through mobile chat applications, among others. GOLLabs is responsible for the entire lifecycle of the development of an innovative concept, including market testing and analytics and implementation and training, and plays a key role in creating value in our other business lines.

Throughout the pandemic, we maintained steady liquidity by optimizing our capital structure. We entered into discussions with key suppliers to reduce our costs and adjust them to our revised network and fleet profiles. We were able to make significant adjustments to our working capital by extending our payment terms and managing other current assets and liabilities.

We were also able to raise new financing to continue to pay down short term maturities, while terming out the average maturity of our debt profile. In May and September 2021, we issued US$300.0 million and US$150.0 million in aggregate principal amount of additional 8.00% senior secured notes due 2026, respectively. In addition, in October 2021, we extended the amortization schedule of our debentures to October 2024. For further information on these financings, see note 16 to our audited consolidated financial statements included elsewhere in this annual report.

In addition, in 2021, we increased our equity capital by R$420.7 million from our controlling shareholder-led capital increase and by R$606.8 million from our merger of Smiles Fidelidade S.A., or Smiles, our loyalty program subsidiary.

We have been managing our business since the beginning of the pandemic, by matching cash inflows with outflows in an efficient manner. As of December 31, 2021, we had approximately R$1.7 billion in total liquidity and, including financeable amounts of deposits and unencumbered assets, our potential liquidity sources reached approximately R$3.1 billion. We will continue to seek to manage our negative working capital of R$8.4 billion, as of December 31, 2021, by reducing costs and rolling over and deferring short-term obligations with our suppliers and counterparties, most of which have been supportive of GOL during the course of the pandemic. For further information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and the Brazilian Airline Industry—We may not be able to maintain adequate liquidity and our cash flows from operations and financings may not be sufficient to meet our current obligations.”

16

Operating Data Highlights

The following tables set forth our main operating performance indicators as of the dates and for the periods presented:

	December 31,
	2019	2020	2021

Operating aircraft at year end	130	127	132
Total aircraft at year end	137	127	135
Revenue passengers carried (in thousands)(1)	36,445	16,701	18,848
RPKs (in millions)(1)	41,863	20,128	22,237
ASKs (in millions)(1)	51,065	25,144	27,132
Load factor	82.0%	80.1%	82.0%
Aircraft utilization (block hours per day)	12.3	9.6	10.0
Average fare (R$)	359	345	357
Passenger revenue yield per RPK (R$ cents)	31.2	28.7	30.9
PRASK (R$ cents)	25.6	23.0	25.4
RASK (R$ cents)	27.2	25.3	27.4
CASK (R$ cents)	23.0	29.1	41.5
CASK ex-fuel (R$ cents)	15.1	21.1	31.8
Adjusted CASK (R$ cents)(2)	22.3	25.4	33.5
Adjusted CASK ex-fuel (R$ cents)(2)	14.4	17.4	23.8
Departures	259,377	124,528	133,902
Departures per day	711	340	367
Average stage length (kilometers)	1,114	1,152	1,137
Active full-time equivalent employees at year end	16,113	13,899	13,969
Fuel liters consumed (in millions)	1,475	722	751
Average fuel expense per liter (R$)	2.79	2.55	3.51

_____________

(1)	Source: National Civil Aviation Agency (Agência Nacional de Aviação Civil), or ANAC.
(2)	We calculate adjusted CASK as CASK excluding non-recurring results, net and expenses related to fleet and labor idleness.

Recent Developments

On January 3, 2022, the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) approved our acquisition of Brazilian domestic airline MAP Linhas Aéreas, which acquisition we announced in June 2021. This acquisition is part of our expanding Brazilian domestic air travel services and will support us in taking advantage of the recovery in Brazilian domestic air travel.

On January 24, 2022, we announced a financing of up to US$600.0 million with Castlelake LP to fund our acquisition of 12 new Boeing 737 MAX aircraft, comprising ten finance leases and two sale leaseback transactions. In addition to supporting our accelerated fleet transformation plan, this financing represents our return to finance leased aircraft since 2013. We believe the addition of finance leased aircraft presents an opportunity to optimize our capital structure and the financial sustainability of our fleet management.

On February 7, 2022, we announced our investment agreement with American Airlines. This investment agreement expands our commercial cooperation that began in 2020 and provides for US$200.0 million in equity investment by American Airlines in 22.2 million newly issued preferred shares through a capital increase for a 5.2% participation in our economic interest. The closing of this transaction, including the issuance and payment for our preferred shares, is subject to customary closing conditions, including antitrust approval in Brazil. As of the date of this annual report, we expect that funding will occur by the end of the first or beginning of the second quarter of 2022. Among the benefits of this stronger partnership with American Airlines are the strength of our loyalty programs, which are the largest in United States – Brazil air travel, the potential to encourage air travel between the United States and Brazil through our combined network and the opportunity to serve new markets that can be operated by our MAX aircraft.

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

17

Our operating model allows us to build our flight routes to add destinations to cities that would not be feasible to serve in the traditional point-to-point model individually, but that are feasible to serve when simply added as additional points on our multiple-stop flights. We focus on the Brazilian and South American markets, with hubs in São Paulo, Rio de Janeiro, Brasília and Fortaleza, and carefully evaluate opportunities for continued growth. We seek to increase the frequency of our flights to existing high-demand markets and add new routes to our network to destinations that can be reached with our current Boeing 737 Next Generation aircraft (for example, destinations in the Caribbean). Our Boeing 737 MAX aircraft permit us to offer reduced flight times to passengers that currently make connections in South American hubs on their route to the United States, Europe and Africa.

As a low-cost carrier operating a single fleet type, we work through alliances and codeshare arrangements with large international carriers and regional carriers in order to serve destinations that cannot be served by our Boeing 737 aircraft due to airport infrastructure or local market conditions.

We have for many years maintained our position as the leading company in number of passengers transported in Brazil. In 2020 and 2021, we transported over 16.6 million and 19.2 million passengers, respectively, in the domestic market and had a market share of 38.0% and 31.7%, respectively, as measured by RPKs. Our performance in 2020 and 2021, despite the operational challenges we faced due to developments relating to the COVID-19 pandemic, demonstrates our operational resilience and excellence, as well as our flexibility to adapt our network and operations in response to demand trends.

Together with our regional partners, including VoePass Linhas Aéreas and MAP Linhas Aéreas, we serve the largest regional network in Brazil. Because regional carriers feed traffic to our hubs and routes from low-density markets we do not directly serve, they are integral to our operating network.

Connecting flights using our dominant market position at our main hubs supported traffic during the global pandemic and we took advantage of this connectivity to a greater extent in 2021 than in 2020.

Under our business model and route network, we have flexibility to increase direct flights during the high season because we have a dominant position in main high density airports, and to increase connecting flights during the low travel season to increase load factors.

The following tables sets forth our leading market share in 2020 and 2021 in the most economically important states and our market share in domestic passenger air traffic at the busiest airports in Brazil, which are the airports expected to lead the recovery of the Brazilian airline industry:

2020

Main Brazilian Airports (by domestic passengers)(1)	State	State Share of Brazilian GDP(2)	GOL’s Share of Airport’s Total Domestic Flights(4)	Domestic Passengers(1) (in thousands)
				Total	GOL	GOL’s Share
São Paulo (CGH)	São Paulo	31.6%	40.1%	7,005	3,124	44.6%
São Paulo (GRU)			39.1%	16,082	6,775	42.1%
Campinas (VCP)			3.2%	6,362	238	3.7%
Rio de Janeiro (GIG)	Rio de Janeiro	10.8%	71.7%	3,398	2,670	78.6%
Rio de Janeiro (SDU)			32.5%	5,004	1,753	35.0%
Brasília (BSB)	Distrito Federal	3.6%	39.3%	7,727	3,303	42.7%
Belo Horizonte (CNF)	Minas Gerais	8.8%	15.5%	4,661	901	19.3%
Porto Alegre (POA)	Rio Grande do Sul	6.5%	30.2%	3,365	1,187	35.3%
Salvador (SSA)	Bahia	4.1%	37.3%	3,590	1,585	44.2%
Recife (REC)	Pernambuco	2.7%	21.1%	4,664	1,220	26.2%
Main Airports		68.1%	32.0%	61,856	22,755	36.8%

18

2021

Main Brazilian Airports (by domestic passengers)(1)	State	State Share of Brazilian GDP(3)	GOL’s Share of Airport’s Total Domestic Flights(4)	Domestic Passengers(1) (in thousands)
				Total	GOL	GOL’s Share
São Paulo (CGH)	São Paulo	31.8%	34.8%	9,655	3,702	38.3%
São Paulo (GRU)			36.2%	20,429	8,063	39.5%
Campinas (VCP)			2.2%	9,867	255	2.6%
Rio de Janeiro (SDU)	Rio de Janeiro	10.6%	24.7%	6,826	1,878	27.5%
Brasília (BSB)	Distrito Federal	3.7%	34.1%	10,393	3,922	37.7%
Belo Horizonte (CNF)	Minas Gerais	8.8%	12.1%	6,733	963	14.3%
Porto Alegre (POA)	Rio Grande do Sul	6.5%	24.5%	4,746	1,307	27.5%
Salvador (SSA)	Bahia	4.0%	35.0%	5,334	2,274	42.6%
Recife (REC)	Pernambuco	2.7%	17.6%	7,436	1,398	18.8%
Fortaleza (FOR)	Ceará	2.2%	41.0%	3,893	1,685	43.3%
Main Airports		70.3%	25.8%	85,314	25,447	29.8%

_____________

(1)	According to ANAC data for departures and arrivals.
(2)	According to the IBGE in 2018.
(3)	According to the IBGE in 2019.
(4)	Our market share of the total number of domestic departures and arrivals based on ANAC data for departures and arrivals for the respective year.

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

Because we understand that efficient and punctual operations are important to our customers, we strive to offer high rates of on-time performance and a high completion factor, as well as low rates of mishandled baggage, as set forth in the following table:

	2019	2020	2021
On-time departures	89.0%	93.7%	92.8%
Flight completion	98.1%	97.8%	99.0%
Lost baggage (per 1,000 passengers)	2.09	2.11	2.1%
19

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

We are constantly evaluating opportunities to generate additional ancillary revenue, such as from sales of travel insurance, marketing activities and other services that allow us to capitalize on the large number of passengers on our flights and the high volumes of customers using our website. As of December 31, 2021, all of our aircraft had Wi-Fi installed, which is an additional and increasing source of revenue.

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

GOLLOG has developed an extensive portfolio of express services to meet the growing demand for door-to-door deliveries, fixed deadlines and additional optional services. We intend to increase our efforts in express delivery services by further strengthening our logistics capability, mainly by expanding our ground distribution network, increasing our commercial efforts and using innovation and technology to facilitate the boarding and tracking of cargo and to provide automatic updates to order status. Following is an overview of GOLLOG’s portfolio of services:

•	GOLLOG Animais provides what we believe to be the best solution for the transportation of live animals, including all of the care required by live animals in transport and real-time information about the animal’s journey for customers to monitor. Net revenue generated by GOLLOG Animais increased over 260% in 2021, as compared to 2020.
•	GOLLOG Saúde was designed to serve the healthcare industry. To enhance GOLLOG Saúde’s services, we invested in a cold storage warehouse at the Guarulhos airport to maintain temperature-controlled cargo prior to boarding.
•	GOLLOG Urgente provides what we believe to be the fastest delivery option within Brazil, offering same-day deliveries for short routes, and has been an important component in GOLLOG maintaining its revenue yield.
•	GOLLOG Rápido, CHEGOL and CHEGOL Mini provide a range of cost-effective express delivery solutions for customers.

Our Smiles loyalty program, with 19.3 million members as of December 31, 2021, provides us with significant revenues derived from the redemption and expiration of miles. In addition, our Smiles loyalty program provides an incentive for customer air travel bookings, thereby boosting ticket sales and our number of repeat customers.

Aircraft Fleet

Our fleet comprises 112 Boeing 737 Next Generation aircraft and 23 Boeing 737-8 MAX aircraft. We are able to adjust our capacity to match demand, which has been a competitive advantage for many years, and has most recently been demonstrated as economic activity and passenger demand has decreased significantly during the COVID-19 pandemic. As of December 31, 2021, we operated all of our aircraft under operating leases, including a number of short-term operating leases. In 2021, we returned eight Boeing 737-800 NG Short-Field Performance aircraft and we expect to return up to 20 aircraft in 2022 as part of our accelerated fleet transformation plan. We believe that our fleet structure and operational flexibility makes us the Brazilian airline best positioned to take advantage of the recovery in Brazilian domestic air travel.

For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and the Brazilian Airline Industry—We rely on one manufacturer for our aircraft and engines and any negative developments relating to the Boeing 737 MAX aircraft would materially and adversely affect us.”

The following table sets forth the composition of our total and operating fleet as of the dates indicated:

	As of December 31,
	Seats	2019	2020	2021
B737-700 NG	138	24	23	23
B737-800 NG	186	8	6	6
B737-800 NG Short-Field Performance	186	98	91	83
B737-8 MAX	186	7	7	23
Total fleet		137	127	135
Operating fleet		130	127	132
20

As of December 31, 2021, our 135 leases without purchase options had an average remaining term of 60 months.

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

The average age of our operating fleet as of December 31, 2021 was 10.7 years, and we expect that, as part of our accelerated fleet transformation plan, it will be reduced to approximately six years by 2025. The average daily utilization rate of our fleet was 12.3 block hours in 2019, 9.6 block hours in 2020 and 10.0 block hours in 2021.

Our Boeing 737-700/800 Next Generation aircraft are fuel-efficient and reliable and suit our cost efficient operations well because they:

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

Our configuration permits us to add up to nine additional seats to the Boeing 737 MAX’s configuration while maintaining the aircraft’s pitch that provides the most comfort to passengers in Brazil.

As of December 31, 2021, we had an order book of 78 Boeing 737-8 MAX and 25 Boeing 737-10 MAX aircraft, representing present value commitments of R$21,947.8 million (US$3,932.9 million), for delivery through 2026. We are the main client of Boeing 737 MAX aircraft in South America and one of the eight largest in the world. As a result of our order book, we believe that the average age of our operating fleet, 10.7 years as of December 31, 2021, will be reduced to approximately six years by 2025, leading to lower maintenance costs and fuel consumption and, as a result, reduced greenhouse gas emissions.

For information on recent developments relating to our aircraft fleet, see “—A. History and Development of the Company—Recent Developments.”

Fleet Plan

The following table sets forth our year-end projected operating fleet through 2026 as of the date of this annual report:

Projected Fleet Plan	2022	2023	2024	2025	2026
Boeing 737-700 NG	19	15	13	11	7
Boeing 737-800 NG	70	65	55	43	31
Boeing 737 MAX	44	59	79	96	113
Total	133	139	147	150	151

Changes in price or competitive conditions or unexpected demand changes may change our fleet plans.

Sales and Distribution

Our customers can purchase tickets directly from us through a number of different channels, including our website through our booking web services, our call center, at airport ticket counters and, to a lesser extent, global distribution systems (GDS). In August 2021, we switched our passenger service system to Sabre, which is one of the most used by airlines.

Our low-cost business model utilizes internet ticket sales as the primary distribution channel, especially in the local market. In 2020 and 2021, approximately 95% of our passenger revenue, whether directly from customers or through travel agents, were booked online, making us a global leader in this area.

In addition, our customers can purchase tickets indirectly through travel agents, which are a widely used travel service resource. In 2020 and 2021, travel agents provided us with distribution outlets in approximately 53 and 56 different countries, respectively. GDS allows us access to a large number of tourism professionals who are able to sell our tickets to customers around the world and enables us to enter into interline agreements with other airlines to offer more flights and connection options to our passengers, which adds incremental international passenger traffic.

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

We believe that our high aircraft utilization rate has not compromised our positioning in terms of performance and reliability when compared to other Boeing operators globally. We internalized heavy maintenance on our Boeing 737 Next Generation and 737 MAX aircraft in our Aircraft Maintenance Center (GOL Aerotech) at Tancredo Neves International Airport in Confins, in the State of Minas Gerais. We use this facility for airframe heavy checks, line maintenance, aircraft painting, components repairs and overhauls and aircraft interior refurbishment. In addition, we have GOL Aerotech operations in Congonhas and, since February 2022, in Brasília. For more information, see “—MRO: GOL Aerotech.”

We have entered into two strategic MRO partnership agreements in order to provide maintenance services for our CFM 56-7, maintenance for parts and components on our fleet of Boeing 737 Next Generation and 737 MAX aircraft, as well as consulting services related to maintenance workflow planning, materials and facility optimization and tooling support.

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

Fuel

Our fuel costs, which we may not be able to defer significant amounts of or adjust in our ticket prices, were R$2,025.7 and R$2,631.9 million in 2020 and 2021, representing 28% and 23% of our total operating costs and expenses, respectively. In 2020 and 2021, we purchased nearly all of our fuel from Petrobras Distribuidora. In addition to Petrobras Distribuidora, there are two other fuel suppliers in Brazil. Fuel prices under our contracts were re-set on average 45 days and comprise a variable and a fixed component. The variable component is defined by the refinery and follows international crude oil price fluctuations and the real/U.S. dollar exchange rate. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract. We operate a tankering program under which we fill the fuel tanks of our aircraft in regions where fuel prices are lower. We also provide our pilots and flight dispatchers with training in fuel management techniques, such as carefully selecting flight altitudes to optimize fuel efficiency.

The following chart summarizes our fuel consumption and costs for the periods indicated:

	Year ended December 31,
	2019	2020	2021
Fuel liters consumed (in millions)	1,475	722	751
Total fuel cost (in millions)	R$4,047.3	R$2,025.7	R$2,631.9
Average price per liter	R$2.79	R$2.55	R$3.50
% change in price per liter	(4.1)%	(8.6)%	37.2%
Percent of total operating costs and expenses	34.5%	27.7%	23.4%
ASK/liter consumed	34.62	34.82	36.12

We continuously invest in initiatives to reduce fuel consumption, including the following:

•	Required Navigation Performance (RNP – AR): Precision approaches guided through a satellite navigation system that enables pilots to control aircraft in flight even in the case of low visibility, reducing dependence on air-to-ground navigation and shortening length of flight, which reduces fuel consumption and improves accessibility at airports such as Santos Dumont Airport in Rio de Janeiro.
•	Auxiliary Power Unit (APU): This is an auxiliary aircraft engine used to generate power and air conditioning when the main engines are not in use, usually in cases of long stops at airports or overnight use by maintenance. The APU OFF project was based on a consumption reduction opportunities study aimed to allow aircraft to be charged with an external power source (GPU – Ground Power Unit and ACU – Air Conditioning Unit) instead of using the aircraft’s resources, in locations where this service is available. Whenever possible, the APU OFF for aircraft in transit is applied prior to selecting APU INOP aircraft and flights with long ground time, reducing fuel consumption and preserving aircraft resources.
•	Aircraft Communication Addressing Reporting System (ACARS): This is a satellite communication system that permits the exchange of data between aircraft and ground communication outlets during flights, and allows for more assertive communication and anticipated shared decision making processes, minimizing route deviations and ensuring operational efficiency.
•	Onboard Performance Tool: Boeing’s application enables airline flight crew and dispatchers to run real-time optimized takeoff and landing performance calculations. The benefits that come from this optimization are payload maximization, reduced engine maintenance costs and fuel savings.

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

We maintain a fuel hedging program, based upon policies which define volume, price targets and instruments, under which we enter into fuel and currency hedging agreements with counterparties providing for price protection in connection with the purchase of fuel. Our hedging practices are executed by our internal risk management committee and overseen by the risk policies committee of our board of directors. The risk policies committee, which comprises members of our board of directors, external consultants and senior management, meets monthly or more often, if called, and its main responsibilities are to assess the effectiveness of our hedging policies, recommend amendments when and where appropriate and establish its views regarding fuel price trends. We use risk management instruments that have a high correlation with the underlying assets so as to reduce our exposure. In addition, we employ active revenue management tools to capture and pass on cost variations in the form of pricing adjustments. We require that all of our risk management instruments be liquid so as to allow us to make position adjustments and have prices that are widely disclosed. We also avoid concentration of credit and product risk. We have not otherwise entered into arrangements to guarantee our supply of fuel and we cannot provide assurance that our hedging program is sufficient to protect us against significant increases in the price of fuel. We also may consider employing non-derivative instruments as alternative hedge conferring an additional average protection through fixed price fuel transactions for future delivery negotiated with our main fuel supplier.

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

From 2017 to 2019, we had the lowest indicator of CO2 emissions by capacity (measured as metric tons of CO2/ASK) among the main global airlines.

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

In August 2021, we announced the acceleration of our fleet transformation plan, expecting to reach 50% of our fleet comprising Boeing 737 MAX aircraft, which consume 15% less fuel and produce 16% fewer carbon emissions and 40% less noise than the Boeing 737 Next Generation aircraft that we are replacing, by 2024.

In 2021, we announced our partnership with climate technology company MOSS, allowing our customers to choose to offset their flight carbon emissions upon booking. In addition, we announced our first two carbon neutral emission routes: Recife – Fernando de Noronha and Congonhas – Bonito.

We aim to achieve regular supply of sustainable aviation fuel for our operations, including a 1% biofuel supply, by 2025. Beginning in 2022, our management is adopting certain ESG targets (with a focus on environmental matters, including reaching zero net direct carbon emissions by 2050) as part of our long-term corporate goals. Our compensation model, including executive compensation, will be, as from 2022, significantly linked to these ESG targets, to be measured by a balanced score card model.

Social Initiatives

Labor Management

As of December 31, 2021, we employed 15,002 individuals. Early on in the pandemic, we signed a collective bargaining agreement with the national aviators’ union and with the airline workers’ union to jointly ensure the preservation of jobs of captains, pilots and crew in addition to our other workers for 12 and 18 months, respectively, effective July 2020. We guarantee the right for employees to join a labor union and for collective bargaining and our employees are represented by 11 unions. We believe we have a good relationship with our employees and the unions that represent them and we comply with all collective bargaining agreements.

We support increasing the diversity of our workforce and management and, as of the date of this annual report, 44% of our employees are women. We achieved a 36% participation rate of women in leadership positions in 2021.

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

During the pandemic, we have reinforced all of our procedures to ensure the health and safety of our customers and employees. In addition to complying with the already strict standards of sanitation for civil aviation established by regulators, during this global pandemic, we also implemented additional advanced measures for aircraft cleaning and sanitizing during ground stops and overnight stays. Our aircraft have HEPA filters, which capture 99.7% of particles such as bacteria, viruses and other impurities on board, allowing the circulation of purer air. In addition, we improved the process for night cleaning with the use of a hospital-grade disinfectant for the service galleries and all areas of intense use in the cabin, including the cockpit. We have distributed gloves and masks to employees, in addition to making alcohol-based gel available to the crew and customers on the aircraft. Masks were mandatory for passengers and crew on board all flights beginning May 2020. We adopted extraordinary service measures in order to reinforce our health and safety procedures, including implementing social distance techniques for customers during the boarding process and on-board, closing airport VIP lounges and eliminating cabin service.

In 2020, we partnered with Hospital Albert Einstein, an authority on private and public healthcare in Brazil and Latin America, to develop an advisory project for assessing, restructuring and certifying our already strict hygiene measures against the spread of COVID-19 in aircraft and airports. We were the first company in Brazil to obtain the Einstein COVID-19 Quality and Safety Standards seal.

Since the beginning of the pandemic, we have been supporting national health initiatives, in recognition of the role our fleet and flight network can play in supporting Brazilian authorities to address the pandemic. In order to help speed up Brazil’s national immunization program, we made available a portion of our cargo space and passenger seats to transport COVID-19 vaccines and health workers.

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

Compensation

Our corporate governance and people policies committee assesses compensation policies, management targets and objective measures to determine performance and variable compensation. During the global pandemic and in light of the macroeconomic and industry challenges we faced, our executives agreed to reduced compensation at approximately 40-60% of pre-pandemic levels. We subsequently reduced compensation for all employees in order to implement a sustainable strategy of reducing fixed costs while preserving jobs.

Ownership

As of December 31, 2021, the Constantino family, which indirectly controls us, held 57.0% of the economic interest in us. The Constantino family’s high stake in us and the leading role of the chairman of our board of directors, Constantino de Oliveira Junior, in helping set our strategic direction and in his close supervision of and daily interaction with senior management, differentiates our ownership structure in aligning the interests of our controlling shareholders with those of our minority shareholders.

Corporate Structure

We have sought to simplify our corporate governance structure through reorganization of our subsidiaries, including our merger of Smiles, which we believe has maximized future value and increased the market competitiveness of our group as a whole.

Business Ethics

We maintain an ethics ombudsmen communication channel open to all employees and stakeholders to report concerns, with the option of doing so anonymously. The channel is managed by a team of in-company specialists and analysts, who report to our corporate governance and people policies committee. In 2021, information conveyed via our ethics channel resulted in our taking responsive measures, including dismissal of employees and more robust training on matters of compliance.

Assessment of Environment, Social and Governance Risks

We annually conduct an assessment to determine our sustainability-related risks and opportunities, and report our findings to the public, following the Sustainability Accounting Standards Board’s guidelines for airlines. The following table sets forth some of the metrics we consider in our environmental, social and governance initiatives:

	Year ended December 31,
	2019	2020	2021
Environmental
Fuel
Total fuel consumed (GJ x 1,000)	51,492	25,232	26,188
% Renewable fuel	0	0	0
Total fuel consumed (liters x 1,000 /ASK)	28.9	28.7	27.7
Gross global scope 1 emissions
Greenhouse gas (GHG) emissions (tons CO2)	3,743,873	1,938,497	1,905,556
Greenhouse gas (GHG) emissions/flight hour (tons CO2)	8.7	9.4	8.5
Greenhouse gas (GHG) eliminated (tons CO2)	92,221	37,909	34,856
Greenhouse gas (GHG) compensated (tons CO2)	0	0	71
Fleet
Average age of operating fleet (in years)	9.9	11.0	10.7
Social
Labor relations
Employee gender (% male/female)	55/45	56/44	56/44
Age:
Under 30 years (%)	26	26	24
Between 30 and 50 years (%)	62	63	65
Over 50 years (%)	12	11	11
Active workforce under collective bargaining agreements (%)	100	100	100
Number and duration of strikes and lockout (# days)	-	-	-
Customer and company behavior
Customer satisfaction index (SMS score)	8.28	8.07	(*)
On-time departures (%)	89.0	93.7	92.8%
Flight completion (%)	98.1	97.8	99.0%
Lost baggage (per 1,000 pax)	2.09	2.11	2.06
Safety
Number of fatalities	-	-	-
Number of governmental enforcement actions and aviation safety	-	-	-
Governance
Management
Independent directors (%)	50	55	55
Participation of women in leadership positions (%)	33	35	35
Committees and policies
Number of committees with independent board members	5	5	5
Compliance policy (on investor relations website)	yes	yes	yes
Disclosure of information and securities trading policy (investor relations website)	yes	yes	yes
Shareholder meetings
Voting capital represented at shareholders’ meetings (%)	100	100	100

_____________

(*) The SMS survey was discontinued in February 2021.

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

Partnerships and Alliances

General

We have incomparable relationships with important players in the industry, including American Airlines and Air France – KLM. We are one of Boeing’s most important 737 aircraft customers.

Our strong market positioning enables us to successfully negotiate a number of partnerships with supplementary major carriers worldwide, mostly in the form of codeshare agreements and interline agreements. Additional passenger inflows generated by these strategic partnerships help improve revenues at low incremental costs.

As of December 31, 2021, we had 13 codeshare agreements with Aerolíneas Argentinas, AeroMéxico, Air Canada, Air Europa, Air France, American Airlines, Avianca, Copa Airlines, Emirates, Ethiopian Airlines, KLM, TAP and VoePass Linhas Areas, 14 frequent flyer agreements and 38 interline agreements.

American Airlines

In February 2020, we announced our new codeshare agreement with American Airlines, which provided more daily flights between South America and the United States than any other airline partnership. This codeshare agreement represents the largest route network in the Americas, enabling our customers to travel seamlessly to more than 30 destinations in the United States. Our codeshare flights operate in our international hubs in São Paulo (Guarulhos) and Rio de Janeiro (Galeão), integrating 34 Brazilian and international routes.

In September 2021, we announced the expansion of our commercial cooperation with American Airlines, through an exclusive codeshare agreement for three years that has strengthened the relationship between the two airlines. As part of our agreement with American Airlines, we will receive in 2022 (subject to customary closing conditions, including antitrust approval in Brazil) an equity investment of US$200 million (R$1.0 billion) from American Airlines. Over the last ten years, American has flown more than 14 million passengers between Brazil and the United States, representing more than twice as much traffic as the next largest U.S. carrier operating in Brazil. The combination of our leading network in Brazil and American Airlines’ leadership in the United States–Brazil market will maximize revenues through increased connectivity and improved route options for our customers, including Florida (an American Airlines hub), which has the largest Brazilian community out of Brazil. Our Smiles and American Airlines’ AAdvantage loyalty programs will be partners in the largest frequent flyer program in the Americas with enhanced benefits beginning in the first half of 2022. This will include access for loyalty members to benefits such as priority check-in, priority security, priority boarding, a larger checked baggage allowance, lounge access and preferred seats on both airlines. Customers may earn and redeem frequent flyer miles on both airlines.

For information on recent developments relating to our agreements with American Airlines, see “—A. History and Development of the Company—Recent Developments.”

Air France – KLM

We have a long-term strategic partnership for commercial cooperation with Air France – KLM, which held 1.1% of our total capital stock as of December 31, 2021. The agreement provides for an alliance committee, comprised of at least one representative of Air France – KLM, and at least two members of our board of directors.

In November 2019, we renewed our strategic partnership with Air France – KLM for an additional five years. Our partnership covers 99% of demand between Brazil and Europe, and one in four Air France – KLM passengers chose to make connections with GOL flights since 2019.

In addition, Air France – KLM is an important MRO service provider for our operations.

VoePass Linhas Aéreas

We maintain a strong cooperation with VoePass Linhas Aéreas to serve 32 destinations on Brazilian regional routes through a codeshare and interline partnership.

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

During the pandemic, the obligations of airlines in Brazil to maintain slots at certain airports were suspended, and, as a result, we reduced our route network. We believe that we are the Brazilian airline best positioned to take advantage of the recovery in Brazilian domestic air travel following the downturn resulting from the COVID-19 pandemic and government measures to address it.

The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the main airlines in Brazil for each of the periods indicated:

Domestic Market Share — Scheduled Airlines	2019	2020	2021
GOL	37.7%	38.1%	31.7%
LATAM Brasil	34.7%	33.7%	33.8%
Azul Airlines(**)	23.6%	27.8%	33.5%
Avianca Brasil(*)	3.7%	-	-
Others	0.3%	0.4%	1.0%

_____________

Source: ANAC.

(*) Terminated operations in 2019.

(**) In 2020 and 2021, includes Azul Conecta (formerly Two Táxi Aéreo).

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

International

In our international operations, we face competition from Brazilian and Latin American airlines that are already established in the international market and that have strategic alliances and codeshare arrangements with international airlines. In addition, non-Brazilian airlines may decide to enter or increase their schedules in the market for routes between Brazil and other South American and Caribbean destinations.

During the pandemic, the obligations of airlines in Brazil to maintain slots at certain airports were suspended, and, as a result, we reduced our route network. In the second half of 2021, we reinitiated the following international operations that we had suspended in 2020 in the context of the COVID-19 global pandemic: Montevideo, Uruguay; Cancún, Mexico; Punta Cana, Dominican Republic; and Buenos Aires, Argentina.

The following tables set forth the 2020 and 2021 market share of major airlines on Latin American routes to/from Brazil, as measured by RPKs:

2020 International Market Share – Airline	RPKs (millions)	Market Share
LATAM Airlines Group(1)	8,787	55.2%
Azul Airlines(2)	2,482	15.6%
Copa Airlines	1,391	8.7%
GOL	1,289	8.1%
AeroMéxico	736	4.6%
Avianca Holdings(3)	621	3.9%
Aerolíneas Argentinas(4)	605	3.8%
Total	15,911	100.0%

2021 International Market Share – Airline	RPKs (millions)	Market Share
LATAM Airlines Group(1)	5,288	46.5%
Azul Airlines(2)	1,384	12.2%
Copa Airlines	2,676	23.5%
GOL	122	1.1%
AeroMéxico	1,026	9.0%
Avianca Holdings(3)	363	3.2%
Aerolíneas Argentinas(4)	176	1.5%
BOA Boliviana	178	1.6%
Sky Airlines	159	1.4%
Total	11,372	100.0%

_____________

Source: ANAC.

(1)	Includes LATAM Brasil, LAN Chile, LAN Peru, LAN Argentina, TAM MERCOSUR and LATAM Ecuador.
(2)	Includes Two Táxi Aéreo.
(3)	Includes Avianca Holdings and TACA Peru.
(4)	In 2020, includes Austral Líneas Aéreas, a domestic Argentinian airline.

In May 2020, LATAM Airlines Group and Avianca Holdings S.A., the two largest Latin American airlines, filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, with the latter emerging from bankruptcy proceedings in December 2021.

Loyalty Program: Smiles

Overview

Smiles is one of the largest coalition loyalty programs in Brazil, with 19.3 million members as of December 31, 2021. Our Smiles business model is based on a pure coalition loyalty program comprising a single platform for accumulating and redeeming miles through a broad network of commercial and financial partners.

The Smiles loyalty program allows members to accumulate miles through (i) flights with GOL and our international partners, (ii) all the significant Brazilian commercial banks that issue credit cards, including through co-branded cards issued by Banco Bradesco, Banco do Brasil and Santander, (iii) a broad network of retail partners, including Localiza, the largest car rental agency in Brazil, global hotel chain Accor Hotels and Rocketmiles, among others, (iv) direct customer purchases of miles and (v) purchases of miles and benefits through Clube Smiles (Smiles Club). We are Smiles’ primary redemption partner but members may also redeem miles for products and services from commercial partners.

Commercial Partners

Smiles’ network of commercial partners comprises airlines, financial institutions, travel agencies, hotels, car rental agencies, gas stations, bookstores, media companies, drugstores, restaurants and parking lot operators, among others.

•	Financial Institutions. Smiles has commercial partnership agreements with dominant players in the Brazilian banking sector. Smiles sells miles to these commercial partners, which distribute them proportionately to credit card spending by cardholders who are Smiles loyalty program members. Smiles also sells miles for co-branded credit cards issued by Banco Bradesco, Banco do Brasil and Santander. In 2019, Smiles signed agreements with important players in the digital banking/fintech segment: Nubank and C6 Bank.
•	Travel Companies, Hotels and Car Rental Agencies. Smiles has partnership agreements with well-known domestic and international travel companies, hotels and car rental companies (Localiza). These partners include Rocketmiles and Accor Hotels. These partnerships allow Smiles loyalty program members to accumulate miles at a variety of locations worldwide and throughout the course of their trips.
•	Brazilian Retailers and Distributors. Smiles has commercial agreements with important Brazilian retailers, including Polishop (a domestic electronics and merchandise retailer), Shell gas stations, Uber, Via Varejo online websites (Extra, Casas Bahia and Ponto Frio), Magazine Luiza/Netshoes (one of the largest home appliance retailers which is also one of the largest online retailers in Brazil) and Fast Shop (a domestic electronics retailer).

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

Smiles Take-in

In March 2021, shareholders of GOL and Smiles approved our corporate reorganization proposal that comprised a merger of Smiles shares with our shares. The merger, concluded in September 2021, increased the competitiveness of both our airline and loyalty program businesses and allowed us to reduce operating, administrative and financial costs and expenses and strengthen our capital structure. The synergies generated by this corporate reorganization are mainly related to reduction in certain tax expenses, improved yield and liquidity management, utilization of our accumulated net operating loss and retention of annual dividends to be invested in our operations.

For more information on our corporate reorganization, see note 1.4 to our audited consolidated financial statements included elsewhere in this annual report.

Cargo: GOLLOG

We are Brazil’s third largest cargo airline with a 29.4% market share in 2021 as measured by ATKs, and our cargo revenues increased 14.3% in 2021, as compared to 2020, representing 4.6% of our gross revenue in 2021. Through GOLLOG, we generate cargo revenue through the use of cargo space on regularly scheduled passenger aircraft. Our cargo business has grown at higher rates than our passenger travel business, in large part because we count with an excellent and diversified base of clients in the B2B segment and e-commerce markets, and are well-positioned to support this market’s expected growth as we forge and strengthen our client relationships. We are committed to delivering quality logistics solutions and believe our cargo business will be an increasingly important contributor to our financial performance.

MRO: GOL Aerotech

In 2019, we launched GOL Aerotech, our business unit dedicated to providing MRO services, including to third parties. We have 15 years of experience providing maintenance, preventive maintenance and modifications on our aircraft. GOL Aerotech represents an important cost saving source for us as we are able to rely on local workforce instead of relying on other maintenance providers that would expose us to exchange rate variations and higher market pricing. Our local maintenance services also reduce our repair and logistics costs, as well as engine off-time and replacement time, and support our sustainability efforts as we do not have to transport aircraft to third-party maintenance facilities. We have expanded our MRO services to other airlines and what began as a cost-saving initiative has become a revenue generating opportunity. We operate the largest MRO facility in Brazil, with over 145,000 square meters of hangar and ramp areas, six shops, more than 6,100 square meters of parts storage area and over 750 employees. In February 2022, we renewed our maintenance hangar lease in Confins and converted our Brasília hangar to support maintenance services. As of the date of this annual report, we have three maintenance units (Confins, Brasília and Congonhas) and continue to seek expansion opportunities for our GOL Aerotech business.

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

Industry Overview

Brazilian domestic air passenger demand, as measured by RPKs, increased 40.8% in 2021, as compared to 2020, due to the waning effects of the COVID-19 global pandemic resulting from widespread vaccination, especially in Brazil, and reduced travel restrictions. Based on 2017 data, IATA estimated that the Brazilian domestic air passenger market would double its size in the next two decades, with the possibility to multiply its size by up to five times if Brazil adopts policies more favorable to the development of air transportation. According to ANAC, there were 95.1 million, 46.2 million and 63.8 million domestic passengers and 9.1 million, 2.4 million and 0.9 million international passengers on Brazilian carriers in Brazil (which excludes international carriers) in 2019, 2020 and 2021, respectively, of a total population of over 210 million, according to IBGE. In contrast, according to the U.S. Department of Transportation, the United States had approximately 875 million domestic passengers and 125 million international passengers in 2019, of a total population of over 327 million, based on 2019 United States census estimates. We believe we are the Brazilian airline best positioned to take advantage of the recovery in Brazilian domestic air travel as 96.5% of our revenues in 2021 derived from the domestic market.

Brazil has a relatively larger leisure customer base when compared to other large countries. This customer base has been the main pillar to sustain Brazilian domestic air traffic and provide faster demand recoveries when compared to other countries. In 2019, there were 123 million passengers in Brazil, of which 25 million were for international flights mainly for tourism to destinations outside Brazil. In 2020 and 2021, those passengers migrated their leisure expenditures to the Brazilian domestic travel market, thereby supporting domestic air traffic.

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

According to the latest data collected by ANAC, flights between Rio de Janeiro and São Paulo, Brazil’s busiest city-pair accounted for 6.3% and 5.5% of all domestic passengers in 2020 and 2021, respectively. The top ten routes accounted for almost 20.5% and 18.2% and the ten busiest airports accounted for 66.9% and 66.8% of all domestic air passenger in 2020 and 2021, respectively. The following tables set forth information about the ten busiest routes for air travel in Brazil in 2020 and 2021:

2020

City Pair(1)	Passengers	Route Market Share
São Paulo – Rio de Janeiro(2)	2,895,101	6.3%
São Paulo (Congonhas) – Rio de Janeiro (Santos Dumont)	1,536,592	3.3%
São Paulo (Guarulhos) – Porto Alegre	1,146,516	2.5%
São Paulo (Guarulhos) – Recife	1,119,401	2.4%
São Paulo (Guarulhos) – Salvador	1,016,175	2.2%
São Paulo (Guarulhos) – Fortaleza	891,927	1.9%
São Paulo (Guarulhos) – Brasília	831,570	1.8%
São Paulo (Guarulhos) – Confins	774,628	1.7%
São Paulo (Guarulhos) – Curitiba	731,425	1.6%
São Paulo (Congonhas) – Brasília	727,943	1.6%
São Paulo (Guarulhos) – Florianópolis	702,386	1.5%

2021

City Pair(1)	Passengers	Route Market Share
São Paulo – Rio de Janeiro(2)	3,481,433	5.5%
São Paulo (Congonhas) – Rio de Janeiro (Santos Dumont)	1,882,417	2.9%
São Paulo (Guarulhos) – Porto Alegre	1,417,130	2.2%
São Paulo (Guarulhos) – Recife	1,471,866	2.3%
São Paulo (Guarulhos) – Salvador	1,030,104	1.6%
São Paulo (Guarulhos) – Fortaleza	985,342	1.5%
São Paulo (Guarulhos) – Brasília	979,946	1.5%
São Paulo (Guarulhos) – Confins	1,074,542	1.7%
São Paulo (Guarulhos) – Curitiba	918,552	1.4%
São Paulo (Congonhas) – Brasília	976,051	1.5%
São Paulo (Congonhas) – Porto Alegre	910,573	1.4%

_____________

Source: ANAC, 2019 and 2020.

(1)	Considers flights originating in either city of the pair.
(2)	Includes flights between Congonhas and Guarulhos to either Santos Dumont or Galeão airports.

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

While industry capacity has historically served demand, in 2020 and 2021, the change rates in domestic revenue passenger kilometers were (48.7)% and 40.8%, respectively, as compared to the change rates in domestic available seat kilometers of (47.1)% and 40.1%, respectively. In 2020 and 2021, the domestic industry load factor was 80.0% and 80.4%, respectively.

Our domestic market share, as measured by RPKs, increased from 4.6% to 38.1% from 2001 to 2020 and was 31.7% in 2021. In our two decades of operations, we increased demand for domestic air travel by almost 250% which we call the “GOL effect.”

The following table sets forth domestic passenger traffic and available capacity for the periods indicated:

	2019	2020	2021
Domestic passengers (millions)	95.1	46.2	63.8
ASKs (billions)	116.8	61.8	86.6
ASKs growth	(1.1)%	(47.1)%	40.1%
RPKs (billions)	96.5	49.5	69.7
RPKs growth	0.6%	(48.7)%	40.8%
Load factor	82.6%	80.0%	80.4%

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

The following chart illustrates the main Brazilian aviation authorities, their responsibilities and reporting lines within the Brazilian government:

_____________

(*)	NAV Brasil Serviços de Navegação Aérea S.A.

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

In 2019, ANAC initiated a request of information (tomada de subsídios), which permits active participation in the preliminary stages of ANAC’s regulatory proceedings, to collect data, suggestions and opinions to be taken into consideration by ANAC in revising Resolution No. 338/2014. In 2020 and 2021, ANAC waived slots regularity targets in the context of the COVID-19 pandemic. By the end of 2021, airlines, including GOL, shared their comments on ANAC’s slots distribution policy, which comments are, as of the date of this annual report, under ANAC’s review and consideration.

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

All of the 41 Brazilian airports still managed by INFRAERO at the end of 2021 are scheduled to receive infrastructure investments and upgrades within the next few years. These airport upgrade plans do not require contributions or investments by Brazilian airlines and are not expected to be accompanied by increases in landing fees or passenger taxes on air travel.

The following tables set forth the number of passengers at the ten busiest airports in Brazil in 2020 and 2021:

2020

Airport	Number of passengers inbound and outbound(1)
(in thousands)
São Paulo – Guarulhos	20,245
São Paulo – Congonhas	7,005
Brasília	7,898
Rio de Janeiro – Galeão	4,591
Rio de Janeiro – Santos Dumont	5,004
Belo Horizonte – Confins	4,775
Campinas – Viracopos	6,695
Recife	4,791
Porto Alegre	3,478
Salvador	3,709
38

2021

Airport	Number of passengers inbound and outbound(1)
(in thousands)
São Paulo – Guarulhos	24,067
São Paulo – Congonhas	9,655
Brasília	10,484
Rio de Janeiro – Santos Dumont	6,826
Belo Horizonte – Confins	6,811
Campinas – Viracopos	10,064
Recife	7,493
Porto Alegre	4,795
Salvador	5,381
Fortaleza	3,961

_____________

Source: ANAC

(1)	Considers domestic and international departures and arrivals from main Brazilian airports.

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

Airport Privatizations

Since 2011, the Brazilian government has privatized 44 airports, in six rounds of concessions, that together accounted for 74.1% and 75.9% of Brazil’s total passenger volume in 2020 and 2021, respectively.

The Brazilian government plans to privatize all airports currently under INFRAERO’s control in the next few years.

The auctioned airports were:

Airport (Code)	Grant	Concession Term	Year of Concession
Natal (NAT)	R$170 million	28 Years	2011
São Paulo (GRU)	R$16.2 billion	20 Years	2012
Brasília (BSB)	R$4.5 billion	25 Years	2012
Campinas (VCP)	R$3.8 billion	30 Years	2012
Rio de Janeiro (GIG)	R$19 billion	25 Years	2013
Belo Horizonte (CNF)	R$1.8 billion	30 Years	2013
Salvador (SSA)	R$1.6 billion	30 Years	2017
Fortaleza (FOR)	R$1.5 billion	30 Years	2017
Porto Alegre (POA)	R$382 million	25 Years	2017
Florianópolis (FLN)	R$241 million	30 Years	2017
Block Southeast (2 airports)	R$1.6 billion	30 Years	2019
Block Midwest (4 airports)	R$1.4 billion	30 Years	2019
Block North-East (6 airports)	R$5.8 billion	30 Years	2019
Block South (9 airports)	R$7.5 billion	30 Years	2021
Block Central (6 airports)	R$3.6 billion	30 Years	2021
Block North (7 airports)	R$3.6 billion	30 Years	2021

_____________

Source: ANAC and Civil Aviation Secretary (Secretaria de Aviação Civil).

Following are the airports represented by the blocks auctioned from 2019 to 2021: Block Southeast (Espírito Santo (VIX), Rio de Janeiro (MEA)); Block Midwest (Mato Grosso (AFL, OPS, CGB, ROO)); Block Northeast (Ceará (JDO), Paraíba (CPV), Paraíba (JPA), Pernambuco (REC), Alagoas (MCZ), Sergipe (AJU)); Block South (Curitiba (CWB), Foz do Iguaçu (IGU), Navegantes (NVT), Londrina (LDB), Joinville (JOI), Bacacheri (BFH), Pelotas (PET), Uruguaiana (URG), Bagé (BGX)); Block Central (Goiânia (GYN), São Luís (SLZ), Teresina (THE), Palmas (PMW), Petrolina (PNZ), Imperatriz (IMP)); and Block North (Manaus (MAO), Porto Velho (PVH), Rio Branco (RBR), Cruzeiro do Sul (CZS), Tabatinga (TBT), Tefé (TFF), Boa Vista (BVB)).

In December 2021, ANAC approved the tender notice for the privatization of 16 additional airports in 2022. These airports together accounted for 26% of Brazil’s total passenger volume in 2019. These additional airports include Congonhas (São Paulo) and Santos Dumont (Rio de Janeiro), which are two of the most important airports in Brazil and in our operations. While we expect that these privatizations will provide for space expansion and improved quality of services in these airports, we cannot foresee how these privatizations will affect our operations.

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

Our concession was granted in January 2001 by the High Command of Aeronautics of the Ministry of Defense and was renewed in 2009 for an additional ten years with an expiration date of December 2019. In November 2019, through an act published in the Diário Oficial da União, our concession to operate was renewed, and will remain valid as long as we comply with the legal and technical conditions required by the Brazilian Constitution, laws, decrees and normative acts of ANAC. Our concession can also be terminated if, among other things, we fail to meet specified service levels, cease operations or declare bankruptcy.

The Brazilian Aeronautical Code and the regulations issued by CONAC and ANAC do not expressly provide for public bidding processes, which are not required for the grant of concessions for the operation of air transportation services. The Brazilian government may reconsider this rule in order to allow more competition or to achieve other political purposes.

Import of Aircraft into Brazil

Imported civil or commercial aircraft must be accompanied by an Export Certificate of Airworthiness (or equivalent document), issued by the aviation authority of the exporting country, and must hold a Brazilian mark reservation. Import authorizations usually follow the general procedures of the Brazilian Federal Revenue Service for import of goods into Brazil, after which the importer must request the registration of the aircraft with the RAB.

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

In August 2019, Decree No. 9,955 was published by the Brazilian government, which promulgated the Multilateral Open Skies Agreement for the Member States of the Latin American Civil Aviation Commission, which Brazil has been a party to since 2010, and comprises Argentina, Aruba, Belize, Bolivia, Brazil, Chile, Colombia, Costa Rica, Cuba, Ecuador, El Salvador, Guatemala, Honduras, Jamaica, México, Nicaragua, Panamá, Paraguay, Perú, Dominican Republic, Uruguay and Venezuela.

The main objective of this agreement is to expand the offer of flights between the signatory countries: Chile, Dominican Republic, Uruguay, Paraguay, Panamá, Colombia, Guatemala and Honduras, in addition to Brazil.

C.	Organizational Structure

We are a holding company that directly or indirectly owns shares of eight subsidiaries. Three of these subsidiaries are incorporated in Brazil: GLA; Smiles Viagens e Turismo S.A; and GTX S.A. Our five other subsidiaries are offshore subsidiaries, namely: GOL Finance Inc., GAC Inc., or GAC, GOL Finance, Smiles Fidelidade Argentina S.A. and Smiles Viajes y Turismo S.A. GLA is our operating subsidiary, under which we conduct our air transportation business. GOL Finance Inc., GAC and GOL Finance are offshore companies established for the purpose of facilitating cross-border general and aircraft financing transactions. For more information on our organizational structure, see note 1.2 to our audited consolidated financial statements included elsewhere in this annual report.

D.	Property, Plant and Equipment

Our primary corporate offices are located in São Paulo, where our commercial, operations, technology, finance and administrative staff is primarily based. We have concessions to use other airport buildings and hangars throughout Brazil. We have three GOL Aerotech hangars in Confins (representing one of the largest aircraft maintenance centers in South America) and one GOL Aerotech hangar in each of Brasília (since February 2022) and Congonhas. The certification of GOL Aerotech authorizes airframe maintenance services for Boeing 737-300/400, Boeing 767-200/300, Boeing Next Generation 737-700 and 800s and Boeing 737-8 MAX. For more information, see “—B. Business Overview—MRO: GOL Aerotech” and note 14 to our audited consolidated financial statements included elsewhere in this annual report.

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

In 2020 and 2021, 90.8% and 92.6% of our net revenues derived from passenger transportation revenues, and the remaining 9.2% and 7.4%, respectively, derived from other net revenue, principally from our cargo, which utilizes cargo space on our passenger flights, and mileage program redemption with other products and partners, as well as Smiles breakage revenue. In 2020 and 2021, 88.6% and 96.5% of our net revenues derived from our domestic operations and 11.4% and 3.5% from our international operations, respectively. We recognize passenger revenue, including revenue from Smiles’ loyalty program, which relates to the redemption of miles for GOL flight tickets, either when transportation is provided or when it is probable that the tickets sold will not be used. We recognize cargo revenue when transportation is provided.

The following table sets forth our main operating performance indicators in 2019, 2020 and 2021:

	Year ended December 31,
	2019	2020	2021
Operating Data:
Load factor	82.0%	80.0%	82.0%
Aircraft utilization (block hours per day)	12.3	9.6	10.0
Passenger revenue yield per RPK (R$ cents)	31.2	28.7	30.9
PRASK (R$ cents)	25.6	23.0	25.4
RASK (R$ cents)	27.2	25.3	27.4
Number of departures	259,377	124,528	133,902
Average number of operating aircraft	113	71	73

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

We have one of the largest e-commerce platforms in Brazil and, in 2020 and 2021, we generated 92.3% and 96.5% of our revenues from ticket sales through our website, respectively.

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

Our aircraft fuel expenses are higher than those of low-cost airlines in the United States and Europe because production, transportation and storage of fuel in Brazil depend on expensive and underdeveloped infrastructure, especially in the north and northeast regions of the country. In addition, taxes on jet fuel are high. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. The price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, varies significantly. The average price per barrel in 2020 was US$39.13, as compared to US$67.34 in 2021. The average price for 2020 reflects the low prices in the first half of 2020. As of December 31, 2021, the price per barrel of West Texas Intermediate crude oil was US$75.21. Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also linked to fluctuations in the exchange rate of the real against the U.S. dollar. Fuel costs represented 34%, 28% and 23% of our total operating costs and expenses in 2019, 2020 and 2021, respectively. In order to mitigate the effects of increases in fuel prices, we enter into short- to medium-term hedging arrangements. Our pricing and yield management strategy are also important in hedging our exposure to fuel price fluctuations as we are able to pass a significant portion of these fluctuations onto customers in the long-term and recapture approximately two-thirds of fuel costs through our yield management.

Our maintenance, material and repair expenses comprise light (line) and scheduled heavy (structural) maintenance of our aircraft. We record line maintenance and repair expenses as incurred and we provision expenses relating to aircraft and engine returns in accordance with contractual conditions that depend on utilization and return conditions. We capitalize structural maintenance for leased aircraft and amortize over the life of the maintenance cycle. Our aircraft are covered by warranties that have an average term of 48 months for products and parts and 12 years for structural components. We use our Aircraft Maintenance Center for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We believe that we have an advantage compared to industry peers in maintenance, materials and repairs expenses due to our in-house maintenance and we believe this will remain an advantage in the foreseeable future.

Our passenger service expenses are directly related to our passengers, which include baggage handling, ramp services and expenses due to interrupted flights.

Our sales and marketing expenses include commissions paid to travel agents, fees paid for our own and third-party reservation systems and agents, fees paid to credit card companies and advertising. Our distribution costs are lower than those of other airlines in Brazil on a per available seat kilometer basis because a higher proportion of our customers purchase tickets from us directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. We generate approximately 95% of our consolidated sales through our website and API systems, including internet sales through travel agents. For these reasons, we believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will continue in the foreseeable future.

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

Operating Segment

As of December 31, 2021, we have one operating segment: flight transportation.

Following GLA’s merger of Smiles in September 2021, we record revenue from our Smiles mileage program with airline products and services once the related flight occurs, since the sole obligation is now air transportation and our Smiles mileage program promotes our air transportation. In addition, our management does not separately assess the financial income (expenses) of our mileage program.

Before the merger, we had two operating segments that had a number of transactions between each other, as the vast majority of miles redeemed under our loyalty program were exchanged for tickets in flights operated by GLA. Consequently, before the merger, we followed certain accounting considerations to eliminate these transactions, as described below:

Net revenue: we eliminated a significant portion of the miles redeemed revenue upon consolidation of GLA and Smiles, as they related to tickets purchased by Smiles from GLA that we ultimately recorded as passenger transportation revenue in our flight transportation segment.

Costs: we eliminated a significant portion of redemption costs in the Smiles loyalty program segment upon consolidation of GLA and Smiles, as they related to tickets purchased by Smiles from GLA that we ultimately recorded as flight transportation costs in our flight transportation segment.

Finance result: under the former agreements between GLA and Smiles, Smiles made certain advance ticket purchases at a financial discount, which we recorded as a financial expense in our flight transportation segment, and as financial income in our Smiles loyalty program segment, both of which were eliminated upon consolidation of GLA and Smiles.

For more information, see note 4.23 to our audited consolidated financial statements included elsewhere in this annual report.

Brazilian Macroeconomic Environment

As we are a Brazilian airline with primary operations in the Brazilian domestic market, we are affected by Brazilian macroeconomic conditions. Brazilian economic growth is an important indicator in determining our growth and our results of operations.

Developments relating to the COVID-19 pandemic in 2020 and 2021 had a severe and adverse impact on the global economy and on the Brazilian macroeconomic environment, which resulted in steep depreciation of the real, increased unemployment rates and a contraction in the country’s GDP, and led to significantly reduced demand for air travel globally and in Brazil.

We are materially affected by currency fluctuations, especially in the U.S. dollar/real exchange rate. In 2020 and 2021, 36.5% and 46.7% of our operating costs and expenses were denominated in, or linked to, U.S. dollars and, as such, were subject to exchange rate variations. We believe that our foreign exchange and fuel hedging programs partially protect us against short-term swings in the U.S. dollar/real exchange rate and in related fuel prices. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Exchange rate instability may materially and adversely affect us.”

Inflation also affects us and will likely continue to do so. In 2020 and 2021, 63.5% and 53.3% of our operating costs and expenses were denominated in reais, respectively, and many of our suppliers and service providers generally increase their prices to reflect Brazilian inflation rates.

The following table sets forth data for real GDP growth, inflation, interest rates, the U.S. dollar selling rate and crude oil prices as of and for the periods indicated:

	December 31,
	2019	2020	2021
Real GDP growth (contraction)	1.1%	(4.1)%	4.6%
Inflation (IGP-M)(1)	7.3%	23.1%	17.8%
Inflation (IPCA)(2)	4.3%	4.5%	10.1%
Period-end CDI rate	4.4%	1.9%	9.2%
LIBOR rate(3)	1.9%	0.2%	0.2%
Period-end exchange rate – US$1.00	R$4.031	R$5.197	R$5.581
Period-end appreciation (depreciation) of the real vs. the U.S. dollar	(4.0)%	(28.9)%	(7.4)%
Average exchange rate – US$1.00(4)	R$3.945	R$5.158	R$5.396
Period-end West Texas intermediate crude (per barrel)	US$61.06	US$48.40	US$75.21
Period-end increase (decrease) in West Texas intermediate crude (per barrel)	34.5%	(20.7)%	55.4%
Average period West Texas Intermediate crude (per barrel)(5)	US$57.04	US$39.13	US$67.34
Average period increase (decrease) in West Texas Intermediate crude (per barrel)	(12.1)%	(31.4)%	72.1%

_____________

Sources: Fundação Getulio Vargas, the Central Bank, IBGE and Bloomberg.

(1)	Inflation (IGP-M) is the general market price index measured by the Fundação Getulio Vargas.
(2)	Inflation (IPCA) is a broad consumer price index measured by IBGE.
(3)	Three-month U.S. dollar LIBOR (London inter-bank offer rate) as of the last date of the period.
(4)	Represents the average of the U.S. dollar selling rate in each year.
(5)	Average for 2020 is due to low prices in the first half of 2020. By year-end 2020, the price per barrel of West Texas Intermediate crude oil was US$48.40.

Results of Operations

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Demand in the Brazilian airline market, as measured by RPKs, increased 23.8% in 2021, as compared to 2020, due to the waning effects of the COVID-19 global pandemic resulting from widespread vaccination, especially in Brazil, and reduced travel restrictions. Capacity in Brazil, as measured by ASKs, increased 23.1% in the same period.

The following table sets forth domestic and international industry capacity and demand for the periods indicated:

Industry Capacity and Demand(1)	2020	2021	Change
ASKs (millions)	77,569	95,488	23.1%
Domestic	61,849	86,636	40.1%
International	15,720	8,853	(43.7)%
RPKs (millions)	60,907	75,394	23.8%
Domestic	49,488	69,661	40.8%
International	11,419	5,733	(49.8)%
Load Factor	78.5%	79.0%	0.4 p.p.
Domestic	80.0%	80.4%	0.4 p.p.
International	72.6%	64.8%	(7.9) p.p.

_____________

Source: ANAC.

(1)	Considering only Brazilian companies.

In 2021, our total capacity increased 7.9% and total demand increased 10.5%, as compared to 2020, resulting in a total load factor of 82.0%, as compared to 80.1% in 2020. Our PRASK increased 10.2% in 2021, as compared to 2020, due to a combination of a 7.7% yield increase and an increase of 1.9 percentage points in load factor.

In 2021, our domestic capacity increased 15.5%, as compared to 2020, while domestic demand increased 17.4%, leading to a domestic load factor of 82.0%, 1.4 percentage points higher than in 2020. Also in 2021, our international capacity decreased 90.5% as compared to 2020, while international demand decreased 90.5%, maintaining the same international load factor of 72.0%.

The following table sets forth our domestic and international capacity and demand for the periods indicated:

GOL Capacity and Demand	2020	2021	Change (%)
ASKs (millions)	25,144	27,132	7.9%
Domestic	23,353	26,963	15.5%
International	1,792	169	(90.5)%
RPKs (millions)	20,128	22,237	10.5%
Domestic	18,839	22,115	17.4%
International	1,289	122	(90.5)%
Load Factor	80.1%	82.0%	1.9 p.p.
Domestic	80.7%	82.0%	1.4 p.p.
International	72.0%	72.1%	0.2 p.p.

_____________

Source: ANAC.

Despite the advance in the COVID-19 vaccination program and reduced travel restrictions in 2021, as compared to 2020, our results in 2021 continue to reflect the impact that developments relating to the COVID-19 pandemic had on the Brazilian economy and on the demand for air travel. To mitigate the steep decline in our revenue, we adopted numerous measures to cut our operating costs and expenses and manage our liquidity. The following table sets forth certain data from our results of operations for the periods indicated:

	Year ended December 31,
	2020	2021
	(in millions of R$)
Net revenue
Passenger	5,783.3	6,880.1
Mileage program, cargo and other	588.5	553.3
Net revenue	6,371.8	7,433.4
Salaries, wages and benefits	(1,765.6)	(2,034.1)
Aircraft fuel	(2,025.7)	(2,631.9)
Landing fees	(411.1)	(456.0)
Aircraft, traffic and mileage servicing	(723.2)	(915.4)
Passenger service expenses	(390.0)	(549.5)
Sales and marketing	(324.2)	(406.6)
Maintenance, materials and repairs	(335.9)	(2,200.7)
Depreciation and amortization	(1,870.6)	(1,335.8)
Other income (expenses), net	523.0	(738.1)
Total operating costs and expenses	(7,323.2)	(11,268.0)
Equity pick up method	(0.4)	-
Income before financial income (expense), net and income taxes	(951.8)	(3,834.6)
Financial income	737.0	309.5
Financial expense	(2,546.2)	(2,289.6)
Income before exchange rate variation, net	(2,761.1)	(5,814.8)
Exchange rate variation, net	(3,056.2)	(1,561.5)
Income (loss) before income taxes	(5,817.3)	(7,376.2)
Income taxes	(78.0)	192.4
Net income (loss)	(5,895.3)	(7,183.8)

Net Revenue

Net revenue increased 16.7%, from R$6,371.8 million in 2020 to R$7,433.3 million in 2021. On a unit basis, RASK increased 8.1%, from R$25.34 cents in 2020 to R$27.40 cents in 2021. This was due to an increase in demand in the domestic leisure air travel market and an increase in yield.

Operating Costs and Expenses

Operating costs and expenses increased 53.9%, from R$7,323.2 million in 2020 to R$11,268.0 million in 2021, mainly due to (i) an increase in the average price per liter of fuel, (ii) a significant increase in maintenance costs and expenses related to our accelerated fleet transformation and our return of Boeing 737-700/800 Next Generation aircraft and (iii) the depreciation of the real against the U.S. dollar, which adversely affects us by increasing our operating costs and expenses denominated in, or linked to, U.S. dollars (including fuel). In addition, in 2020, we recorded a gain of R$551.9 million from sale leaseback transactions relating to 11 aircraft.

The following table sets forth a breakdown of our operating costs and expenses for the periods indicated:

	Year ended December 31,
	2020	2021	Change %
	(in thousands of R$)
Salaries, wages and benefits	(1,765.6)	(2,034.1)	15.2%
Aircraft fuel	(2,025.7)	(2,631.9)	29.9%
Landing fees	(411.1)	(456.1)	10.9%
Aircraft, traffic and mileage servicing	(723.2)	(915.4)	26.6%
Passenger service expenses	(390.0)	(549.6)	40.9%
Sales and marketing	(324.2)	(406.6)	25.4%
Maintenance, materials and repairs	(335.9)	(2,200.7)	n.m.*
Depreciation and amortization	(1,870.6)	(1,335.8)	(28.6)%
Other income (expenses), net	523.0	(738.1)	n.m.*
Total operating costs and expenses	(7,323.2)	(11,268.0)	53.9%

_____________

(*)	Not meaningful.
46

On a per unit basis, our CASK increased 42.6%, from R$29.12 cents in 2020 to R$41.53 cents in 2021, and our CASK ex-fuel increased 51.1%, from R$21.07 cents in 2020 to R$31.83 cents in 2021. These increases were a result of an increase in the average price per liter of fuel and a significant increase in maintenance costs and expenses related to our accelerated fleet transformation and our return of Boeing 737-700/800 Next Generation aircraft.

The following table sets forth certain of our CASK components for the periods indicated:

	Year ended December 31,
Operating Costs and Expenses per Available Seat Kilometer	2020	2021	Change %
	(in cents of reais, except percentages)
Salaries, wages and benefits	7.02	7.50	6.8%
Aircraft fuel	8.06	9.70	20.4%
Landing fees	1.63	1.68	2.8%
Aircraft, traffic and mileage servicing	2.88	3.37	17.3%
Passenger service expenses	1.55	2.03	30.6%
Sales and marketing	1.29	1.50	16.2%
Maintenance, materials and repairs	1.34	8.11	n.m.*
Depreciation and amortization	7.44	4.92	(33.8)%
Other income (expenses), net	(2.08)	2.72	n.m.*
CASK	29.12	41.53	42.6%
CASK ex-fuel	21.07	31.83	51.1%
CASK ex-fuel, adjusted(1)	23.26	31.85	36.9%

_____________

(*)	Not meaningful.
(1)	Excluding results of sale and leaseback transactions.

Salaries, wages and benefits increased 15.2%, from R$1,765.6 million in 2020 to R$2,034.1 million in 2021, mainly due to the termination of temporary employment renegotiations that we had implemented in the context of the COVID-19 pandemic and the return to full work hours and wages, as well as an increase in employee wages considering inflation adjustments. Salaries per available seat kilometer increased 6.8%. We had 15,002 total employees as of December 31, 2021, representing a 1.3% increase as compared to December 31, 2020.

Aircraft fuel expenses increased 29.9%, from R$2,025.7 million in 2020 to R$2,631.9 million in 2021, mainly due to the 37.6% increase in QAV average price per liter and a 3.8% increase in fuel consumption, as compared to 2020. Aircraft fuel expenses per available seat kilometer increased 20.4% due to the increase in QAV average price per liter, which effects were partially offset by a 3.8% decrease in fuel consumption per available seat kilometer.

Landing fees increased 10.9%, from R$411.1 million in 2020 to R$456.1 million in 2021, mainly due to an increase in demand and departures. Landing fees per available seat kilometer increased 2.8%, due to the average readjustment in certain landing, navigation and stay fees in the domestic market.

Aircraft, traffic and mileage servicing expenses increased 26.6%, from R$723.2 million in 2020 to R$915.4 million in 2021, mainly due to assistance and consulting services that were suspended in 2020 and further investments in technology. Aircraft, traffic and mileage servicing expenses per available seat kilometer increased 17.3% due to the same reasons.

Passenger service expenses increased 40.9%, from R$390.0 million in 2020 to R$549.5 million in 2021, mainly due to an increase in tickets accommodation costs and in the number of flights operated under our agreements with VoePass Linhas Aéreas and MAP Linhas Aéreas to expand our market share on regional routes. Passenger service expenses per available seat kilometer increased 30.6% due to the same reasons.

Sales and marketing expenses increased 25.4%, from R$324.2 million in 2020 to R$406.6 million in 2021, due to an increase in marketing campaigns and credit card charge-back related fees. Sales and marketing expenses per available seat kilometer increased 16.2% due to the same reasons.

Maintenance, materials and repairs expenses increased 555.1%, from R$335.9 million in 2020 to R$2,200.6 million in 2021, mainly due to the provision we recorded related to our accelerated fleet transformation and the amounts estimated for Boeing 737 Next Generation aircraft returns in accordance with applicable contractual conditions. Maintenance, materials and repairs expenses per available seat kilometer changed from R$1.34 cents in 2020 to R$8.11 in 2021 due to the same reasons.

Depreciation and amortization expenses decreased 28.6%, from R$1,870.6 million in 2020 to R$1,335.8 million in 2021, mainly due to a decrease in engine use and, consequently, engine maintenance in the context of reduced operations. Depreciation and amortization expenses per available seat kilometer decreased 33.8% due to the same reasons and the increase in available seat kilometers.

Other income (expenses), net changed from an income of R$523.0 million in 2020 to an expense of R$738.1 million in 2021, mainly due to (i) other income in 2020 from sale leaseback transactions relating to 11 aircraft and the reimbursement of expenses incurred due to the grounding of Boeing 737-MAX aircraft and (ii) an increase in 2021 in other expenses relating to labor and tax claims. Other income (expenses), net per available seat kilometer changed from an income of R$2.08 cents in 2020 to an expense of R$2.72 cents in 2021 due to the same reasons.

Net Financial Expense

Net financial expense decreased 27.2%, from R$4,865.4 million in 2020 to R$3,541.6 million in 2021, as set forth in the following table:

	Year ended December 31,
	2020	2021	Change %
	(in thousands of R$)
Interest on short and long-term indebtedness	(836.6)	(1,099.7)	31.4%
Interest on lease operations	(818.5)	(880.6)	7.6%
Exchange rate variation, net	(3,056.2)	(1,561.5)	(48.9)%
Derivative results, net	(368.4)	2.9	n.m.*
Interest on financial investments(1)	117.6	37.0	(68.5)%
Results from exchangeable senior notes and capped calls(2)	300.3	200.3	(33.3)%
Other financial expenses, net(3)	(203.5)	(240.0)	17.9%
Net financial expense	(4,865.4)	(3,541.6)	(27.2)%

_____________

(1)	Comprises gains and losses on financial investments.
(2)	Comprises unrealized gains and conversion rights from the exchangeable senior notes and losses on the related capped call transactions.
(3)	Comprises commissions, banking charges and interest on other operations, as well as interest on provisions for aircraft returns and others.

Interest expenses on short and long-term indebtedness increased 31.4%, from R$836.6 million in 2020 to R$1,099.7 million in 2021, mainly due to (i) an increase of R$1,923.0 million in total indebtedness in 2021, as compared to 2020, and (ii) an increase in interest rates as a result of contracts indexed to floating rates such as LIBOR and the DI rate. As of December 31, 2020, we had R$9,977.0 million in total indebtedness outstanding and, as of December 31, 2021, we had R$11,900.0 million in total indebtedness outstanding.

Interest expenses on lease operations increased 7.6%, from R$818.5 million in 2020 to R$880.6 million in 2021, mainly due to an increase of R$3,162.5 million in lease liabilities outstanding in 2021, as compared to 2020, which effects were partially offset by a decrease in the average annual interest rate of right-of-use leases denominated in U.S. dollars, from 12.0% to 10.0%. As of December 31, 2020, we had R$7,584.2 million in lease liabilities outstanding and, as of December 31, 2021, we had R$10,763.0 million in lease liabilities outstanding.

Exchange rate variation expense decreased 48.9%, from R$3,056.2 million in 2020 to R$1,561.5 million in 2021, mainly due to a less steep depreciation of the real against the U.S. dollar in 2021, as compared to 2020.

Derivative results, net changed from a derivatives loss of R$368.4 million in 2020 to a derivatives gain of R$2.9 million in 2021, mainly due to losses on our fuel price hedge derivatives in the first half of 2020 as a result of the effects of the global pandemic on capital markets.

Income from financial investments decreased 68.5%, from R$117.6 million in 2020 to R$37.0 million in 2021, mainly due to a decrease of R$976.8 million in cash, cash equivalents and financial investments as of December 31, 2021, as compared to December 31, 2020. As of December 31, 2020 and 2021, we had a total of R$1,836.8 million and R$859.9 million in cash, cash equivalents and financial investments, respectively.

Results from exchangeable senior notes and capped calls decreased 33.3%, from R$300.3 million in 2020 to R$200.3 million in 2021, mainly due to changes in the fair value of these instruments in the context of a decrease in the trading price of the ADSs representing our preferred shares.

Other financial expenses, net increased 17.9%, from R$203.5 million in 2020 to R$240.0 million in 2021, mainly due to an increase of R$93.6 million in expenses from adjusted present value of other operations, which effects were partially offset by a decrease of R$45.3 million in bank charges and expenses.

Income Taxes

Income tax changed from an expense of R$78.0 million in 2020 to an income of R$192.4 million in 2021, mainly due to a decrease of R$219.2 million in deferred tax liabilities related to temporary differences of R$119.1 million in provisions for legal proceedings and R$120.0 million in provisions for aircraft and engine returns. Our effective tax rate changed from 2.6% in 2020 to (1.3)% in 2021, due to the temporary differences in deferred tax liabilities described above and a decrease of R$46.7 million in current income tax and social contribution resulting from our merger of Smiles.

Net Loss

As a result of the foregoing, our net loss increased 21.9%, from R$5,895.3 million in 2020 to R$7,183.8 million in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

For this discussion, see our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on March 26, 2021.

Segment Results of Operations

As of December 31, 2021, we have one operating segment: flight transportation. For more information, see “—Operating Segment” and note 4.23 to our audited consolidated financial statements included elsewhere in this annual report.

For a discussion of our segment results of operations in the year ended December 31, 2020 as compared to the year ended December 31, 2019, see our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on March 26, 2021.

B.	Liquidity and Capital Resources

Cash Flows

Operating Activities. We had net cash flows from operating activities of R$705.5 million in 2021, as compared to R$753.9 million in 2020, mainly due to increased fuel costs, which we are not able to defer significant amounts of, as a result of both increased prices and depreciation of the real against the U.S. dollar, which effects were partially offset by increased net revenues in the context of recovering demand for air travel. The main variations in our operating assets and liabilities were: (i) a change in derivatives from R$(799.5) million as of December 31, 2020 to R$128.4 million as of December 31, 2021, mainly due to the effects of the global pandemic on fuel prices in the first half of 2020; (ii) an increase in advance ticket sales from R$84.7 million as of December 31, 2020 to R$619.7 million as of December 31, 2021, mainly due to increased ticket sales in the context of recovering demand for air travel in 2021; (iii) a change in trade receivables from R$498.9 million as of December 31, 2020 to R$(111.6) million as of December 31, 2021, mainly due to increased ticket sales in the context of recovering demand for air travel in 2021; and (iv) a change in mileage program from R$400.3 million as of December 31, 2020 to R$36.2 million as of December 31, 2021, mainly due to our merger of Smiles and integrated revenue management in the fourth quarter of 2021.

Investing Activities. We had net cash flows used in investing activities of R$179.6 million in 2021, as compared to net cash flows from investing activities of R$31.8 million in 2020, mainly due to R$448.4 million in cash inflows from sale leaseback transactions and R$73.6 million in cash inflows from pre-delivery payments, in each case in 2020, which effects were partially offset by R$594.3 million in cash inflows from Smiles’ financial investments in 2020, as compared to R$171.6 million in 2020.

Financing Activities. We had net cash flows used in financing activities of R$672.0 million in 2021, as compared to R$1,935.5 million in 2020, mainly due to R$3,748.2 million in cash outflows for payments on loans and financing in 2020, as compared to R$1,533.6 million in 2021. In addition, in 2021, we had R$744.5 million in cash outflows for our acquisition of the minority interest in Smiles in the context of its merger with GLA, which effects were partially offset by R$420.7 million in cash inflows from our capital increase.

Liquidity

In managing our liquidity, we take into account our cash and cash equivalents and financial investments, as well as our accounts receivable balance. Our accounts receivable balance is affected by the payment terms of our credit card receivables, which can be readily converted into cash through factoring transactions. Our customers can purchase seats on our flights using a credit card and pay in installments, typically creating a one or two month lag between the time that we pay our suppliers and expenses and the time that we receive payment for our ticket sales. When necessary, we obtain working capital loans, which can be secured by our receivables, to finance the sale-to-cash collection cycle.

Our total liquidity, which we calculate as the sum of cash and cash equivalents, financial investments and accounts receivable, as of December 31, 2021, was R$1,710.6 million.

The following table sets forth certain key liquidity data as of the dates indicated:

	As of December 31,
	2020	2021
	(in millions of R$)
Real denominated	1,965.0	1,386.1
Cash and cash equivalents and financial investments	1,345.5	706.9
Short-term receivables	619.5	679.2
Foreign exchange denominated	611.5	324.5
Cash and cash equivalents and financial investments	491.3	153.0
Short-term receivables	120.2	171.5
Total	2,576.5	1,710.6

As of December 31, 2021, our cash and cash equivalents and financial investments totaled R$859.9 million, comprising R$486.2 million in cash and cash equivalents and R$373.6 million in financial investments.

As of December 31, 2021, we had negative working capital of R$8.4 billion, due to (i) new lease agreements and deferrals, (ii) disbursements made to acquire the minority interest in Smiles in the context of its merger with GLA and (iii) investments in working capital, fleet maintenance and Boeing 737 MAX aircraft acquisitions to prepare for expected demand recovery in 2022. We have, since the beginning of the global pandemic, and in response to this scenario, successfully taken a number of measures to protect our liquidity and cash position, including adjusting our flight network, rolling over and deferring short-term obligations, including debt and certain lease obligations, significantly reducing fixed and variable costs, and, on the asset side of the working capital equation, extracted cash from a number of our current assets, the latter having decreased our current assets during the course of 2021. We will continue to take measures with our suppliers and counterparties, all of which have been highly cooperative with our efforts, in order to maintain our costs low and to preserve our liquidity. However, we do not know whether or for how much longer our counterparties will continue to cooperate with us. For further information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and the Brazilian Airline Industry—We may not be able to maintain adequate liquidity and our cash flows from operations and financings may not be sufficient to meet our current obligations.”

Contractual Obligations

Our contractual obligations as of December 31, 2021 included the following:

	Total	2022	2023	2024	2025	2026	There- after	Without maturity
	(in millions of R$)
Non-derivative contractual obligations
Leases	10,763.0	2,057.7	1,612.8	1,362.7	1,194.7	989.4	3,545.7	-
Loans and financing	11,900.0	634.6	639.3	2,565.6	3,638.2	3,530.4	33.1	858.8
Total non-derivative contractual obligations	22,663.0	2,692.3	2,252.1	3,928.3	4,832.9	4,519.8	3,578.8	858.8

Aircraft commitments
Pre-delivery deposits	6,989.4	248.1	1,174.8	2,145.8	2,279.2	1,141.5	-	-
Aircraft purchase commitments(*)	21,947.8	2,805.9	3,384.6	6,101.4	6,428.1	3,227.8	-	-
Total aircraft commitments	28,937.2	3,054.0	4,559.4	8,247.2	8,707.3	4,369.3	-	-

Other commitments
Acquisition of MAP Linhas Aéreas	25.0	6.3	12.5	6.2	-	-	-	-
Total other commitments	25.0	6.3	12.5	6.2	-	-	-	-
Total	51,625.2	5,752.6	6,824.0	12,181.7	13,540.2	8,889.1	3,578.8	858.8

_____________

(*)	Comprises 95 firm orders for the acquisition of Boeing 737 MAX aircraft, of which 73 were for 737 MAX-8 and 22 were for 737 MAX-10. Amounts disclosed reflect certain discounts negotiated with suppliers as of the balance sheet date, which discounts are calculated on highly technical bases and are subject to multiple conditions and constant variations. Among the factors that may affect discounts are changes in our purchase agreements, including order volumes. Amounts disclosed do not reflect recent amendments to our purchase agreements. In March 2020, we reached an agreement regarding compensation for the grounding of the Boeing 737 MAX aircraft and order book restructuring with Boeing, which contemplates certain changes to our payment schedules deferrals of our purchase orders for 2020, 2021 and 2022 by 14, 20 and 13 aircraft, respectively, as well as termination of 34 purchase orders, all in order to provide us with flexibility to implement our fleet requirements. As of the date of this annual report, we have an order book of 73 Boeing 737-8 MAX and 22 Boeing 737-10 MAX aircraft for delivery through 2028. In addition, the amounts and timing of our actual cash disbursements relating to our aircraft and engine purchase commitments may differ due to our right to offset certain obligations with credits we have against suppliers.
50

Indebtedness

The following table sets forth our total indebtedness as of the dates indicated:

	As of December 31,
	2020	2021
	(in millions of R$)
Loans and financing	9,171.3	11,023.4
Perpetual notes	805.7	876.5
Lease liabilities	7,584.2	10,763.0
Total indebtedness	17,561.2	22,663.0

The increase in our total indebtedness in 2021 was mainly due to (i) depreciation of the real against the U.S. dollar, (ii) our further issuance of US$450.0 million in aggregate principal amount of 8.00% senior secured notes due 2026 and (iii) lease agreements providing for a net addition of eight aircraft to our fleet; which effects were partially offset by GOL Finance’s settlement of its secured funding.

We expect to fully pay, using cash flows from operating activities or new financings, or refinance the portions of our indebtedness due in 2022 to 2024. For information on recent developments relating to our indebtedness, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

Loans and Financing

The following table sets forth our short-term and long-term indebtedness by type of financing as of the dates indicated:

	As of December 31,
	2020	2021
Short-term indebtedness (including short-term portion of long-term indebtedness)	(in millions of R$)
Local currency	680.5	157.8
Debentures(1)	440.9	109.5
Working capital lines of credit(2)	239.6	48.2
Foreign currency (U.S. dollars)	1,672.7	476.9
Secured funding(3)	484.1	-
Import financing(4)	783.7	138.0
Engine facility(5)	217.6	124.0
Exchangeable senior notes(6)	38.0	40.7
Senior notes(7)	98.5	105.7
Senior secured notes(8)	1.8	-
Finance guaranteed by engines(9)	32.6	50.4
Perpetual notes(10)	16.5	17.7
Total short-term indebtedness	2,353.3	634.6
Long-term indebtedness
Local currency	163.4	1,065.0
Debentures(1)	146.2	1,055.2
Working capital lines of credit(2)	17.3	9.8
Foreign currency (U.S. dollars)	7,460.2	10,200.4
Engine facility(5)	247.0	125.1
Exchangeable senior notes(6)	1,896.9	1,947.5
Senior notes(7)	3,340.3	3,599.0
Senior secured notes(8)	953.8	3,452.0
Finance guaranteed by engines(9)	233.1	218.0
Perpetual notes(10)	789.2	858.8
Total long-term indebtedness	7,623.7	11,265.4
Total indebtedness	9,977.0	11,900.0

_____________

(1)	Issuance of 88,750 debentures by GLA in October 2018 and issuance of 610,217 debentures by GLA in October 2021 for refinancing of short-term import financing and working capital lines of credit.
(2)	Credit lines in reais raised with private banks.
(3)	In August 2020, we refinanced US$250.0 million to repay in full our US$300.0 term loan upon maturity by means of a secured loan facility with a term of 16 months, maturing in December 2021, at 9.5% interest per annum with monthly amortization payments. This loan facility was secured by Smiles shares, as well as certain other collateral.
(4)	Credit line of import financing for our purchase of spare parts and aircraft equipment.
(5)	Credit lines in U.S. dollars raised with private banks. For a detailed break-down, see note 16 to our audited consolidated financial statements included elsewhere in this annual report.
(6)	Issuance of 3.75% exchangeable senior notes due 2024 in March, April and July 2019 in an aggregate principal amount of US$425.0 million.
51

(7)	Issuance of 7.00% senior notes due 2025 in December 2017 and February 2018 in an aggregate principal amount of US$650.0 million.
(8)	Issuance of 8.00% senior secured notes due 2026 in December 2020 and May and September 2021 in an aggregate principal amount of US$650.0 million.
(9)	Loans entered into in June 2018 pursuant to which five engines were granted as collateral. The interest rates negotiated were from LIBOR 6m+2.35% per annum to LIBOR 6m+4.25% per annum.
(10)	Issuance of perpetual notes in July 2006 in an aggregate principal amount of US$200.0 million.

The following table sets forth the maturities and interest rates of our indebtedness as of December 31, 2021:

	Maturity	Interest per annum	Currency
Debentures	October 2024	CDI + 4.50%	Real
Working capital lines of credit	October 2025	14.06%	Real
Import financing	July 2022	7.77%	U.S. dollar
Engine facility	September 2024	2.56%	U.S. dollar
Exchangeable senior notes	July 2024	3.75%	U.S. dollar
Senior notes	January 2025	7.00%	U.S. dollar
Senior secured notes	June 2026	8.00%	U.S. dollar
Loan facility	March 2028	4.11%	U.S. dollar
Perpetual notes	-	8.75%	U.S. dollar

The following table sets forth our payment schedule, in nominal amounts, as of December 31, 2021, in millions of reais, for our short-term and long-term loans and financing:

	2022	2023	2024	2025	2026	Thereafter	Without maturity	Total
Real denominated
Debentures	48.2	575.6	479.7	-	-	-	-	1,164.8
Working capital lines of credit	109.5	4.8	2.5	2.5	-	-	-	58.0
U.S. dollar denominated
Import financing	138.0	-	-	-	-	-	-	138.0
Engine facility	124.0	24.6	100.5	-	-	-	-	249.2
Exchangeable senior notes	40.7	-	1,947.5	-	-	-	-	1,988.2
Senior notes	105.8	-	-	3,599.0	-	-	-	3,704.8
Senior secured notes	-	-	-	-	3,452.0	-	-	3,452.0
Finance guaranteed by engines	50.5	34.3	35.5	36.7	78.5	33.1	-	268.5
Perpetual notes	17.7	-	-	-	-	-	858.8	876.6
Total	634.6	639.2	2,565.6	3,638.2	3,530.4	33.1	858.8	11,900.0

Our total short-term indebtedness, as of December 31, 2021, was of R$634.6 million, comprising interest accrued in perpetual notes of R$17.7 million and loans and financing of R$616.8 million. Our total long-term indebtedness was of R$11,265.4 million, comprising R$858.8 million in perpetual notes and R$10,406.5 million in loans and financing.

Debentures

In October 2021, we issued R$620.2 million in aggregate principal amount of debentures, which proceeds were used to refinance short-term facility lines for import financing and working capital. These debentures accrue interest at the rate of CDI + 4.50% per annum, provide for monthly payments of principal and interest following an initial grace period of one year for principal and six months for interest and mature in October 2024.

Working Capital Lines of Credit

In October 2021, we raised R$40.0 million in working capital lines of credit, which proceeds were used to preserve and manage our working capital. This loan accrues interest at the rate of CDI + 6.80% per annum and matures in April 2022.

Senior Secured Notes

Following our initial issuance of US$200.0 million in aggregate principal amount of 8.00% senior secured notes due 2026, in May and September 2021, we issued US$300.0 million and US$150.0 million in aggregate principal amount of additional notes of the same series, respectively. These notes mature in June 2026, are callable as of December 2022 and are secured by fiduciary assignments of (i) substantially all of GLA’s intellectual property, including patents, trademarks, brand names and domain names, and (ii) GLA’s aircraft spare parts located in Brazil.

For more information on our indebtedness, see note 16 to our audited consolidated financial statements included elsewhere in this annual report.

Leases

The following table sets forth our short-term and long-term lease as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
Short-term lease	(in millions of R$)
Local currency	32.5	29.5
Right of use leases without purchase option	32.5	29.5
Foreign currency (U.S. dollars)	1,284.5	2,028.2
Short-term lease and variable payments	16.3	28.4
Right of use leases without purchase option	1,268.2	1,999.8
Total short-term indebtedness	1,317.0	2,057.7
Long-term lease
Local currency	15.0	8.6
Right of use leases without purchase option	15.0	8.6
Foreign currency (U.S. dollars)	6,252.2	8,696.7
Right of use leases without purchase option	6,252.2	8,696.7
Total long-term lease	6,267.2	8,705.3
Total lease	7,584.2	10,763.0

As of December 31, 2021, our total short-term lease was R$2,057.7 million and our total long-term lease was R$8,705.3 million.

For more information on our lease balances, see note 17 to our audited consolidated financial statements included elsewhere in this annual report.

Covenant Compliance

Our long-term financings (excluding our perpetual notes and finance leases) are subject to restrictive covenants, and our senior secured notes and debentures require us to comply with specific liquidity and interest expense coverage ratios. Under our debentures, compliance with the specified indicators will be as of December 2022. As of December 31, 2021, we were in compliance with the covenants provided for by the terms of our long-term indebtedness. For further information on our covenant compliance and waivers, see note 16.4 to our audited consolidated financial statements included elsewhere in this annual report.

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

As of December 31, 2021, we had 103 firm Boeing 737 MAX aircraft orders representing present value commitments of R$21,947.8 million (US$3,932.9 million) for deliveries through 2026.

We expect to meet our pre-delivery deposits by using long-term loans from private financial institutions guaranteed by first tier financial institutions and capital markets financing, including long-term and perpetual notes as well as sale-leaseback transactions.

For information regarding our negative working capital, see note 1.3 to our audited consolidated financial statements included elsewhere in this annual report and “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and the Brazilian Airline Industry—Our financial statements as of and for the years ended December 31, 2019, 2020 and 2021 contain a going concern emphasis, due in significant part to our negative working capital and more recently to the substantial decline in demand for air travel as a result of the effects of developments relating to the COVID-19 pandemic and the actions taken by the Brazilian government to address it, which are largely out of our control.”

We meet our payment obligations relating to aircraft acquisitions with our own funds, short and long-term indebtedness, cash provided by our operating activities, short- and medium-term lines of credit and supplier financing.

Equity

As of December 31, 2021, we had total equity representing a deficit of R$21,053.6 million.

Recent Accounting Pronouncements

There are no new accounting pronouncements or interpretations applicable to annual periods beginning on or after January 1, 2022 that management expects to have a significant impact on our financial information (see note 4.25 to our audited consolidated financial statements included elsewhere in this annual report).

In 2021, the following standards were amended: IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, in each case due to Phase 2 of the Interest Rate Benchmark Reform. These amendments had no impact on our consolidated financial statements.

In addition, the IASB extended the period of application of the practical expedient relating to IFRS 16 to provide a concession for lessees in the application of the guidelines on the modification of a lease when accounting for the related benefits as a direct result of developments relating to the COVID-19 pandemic. We chose to evaluate the changes in our contracts as a change to the lease agreements and did not adopt this practical expedient.

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

As a result of developments relating to the global pandemic and government measures to address it, including severe travel restrictions and reduced demand for air travel, we reduced our operations to an essential service in April 2020. Demand for flights began growing since the third week of May 2020 and data showed an increase in demand for both business and leisure air travel. As a result, we began gradually adding flights to our network and this gradual upward trend continued through 2020.

Following a “second wave” of COVID-19 in Brazil in the first months of 2021 and reduced demand, since May 2021, demand for domestic and international air travel in Brazil has gradually increased, both in terms of flights and daily sales, and we have strategically deployed capacity in order to follow this trend, while maintaining our focus on profitable operations.

In January 2022, during the Brazilian summer vacation, our capacity increased to an average of 640 daily flights, and we operated approximately 670 daily flights on peak days, representing approximately 77% of capacity in January 2020. Our domestic demand in January 2022, as measured by RPKs, represented 89% of domestic demand in January 2020.

As of the date of this annual report, we expect continuously increased demand for air travel in 2022. In light of persisting international travel restrictions and passenger requirements, we expect that most of the increased demand for air travel will be in the domestic market. In addition, largely as a result of the conflict between Russia and Ukraine, we expect Brazilian jet fuel prices in 2022 to remain higher than in 2021.

The rate at which our operations resume and the impact on our revenue depend on many factors, including fluctuations in our fuel costs, especially in the context of the conflict between Russia and Ukraine, developments relating to the COVID-19 pandemic, the effects of political uncertainty in the context of the 2022 elections in Brazil and our ability to increase our capacity in response to increased demand – all of which remain highly uncertain as of the date of this annual report. We continue to believe we have the best flexibility and fleet model to respond to demand trends. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil” and “—Risks Relating to Us and the Brazilian Airline Industry.”

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

E.	Critical Accounting Estimates

Not applicable.

ITEM 6.                    Directors, Senior Management and Employees

A.	Directors and Senior Management

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

Members of our board of directors serve simultaneous one-year terms and may be re-elected. The term of our current directors expires on April 29, 2022. Our bylaws do not provide for a mandatory retirement age for directors.

The following table sets forth the name, age and position of each member of our board of directors. A brief biography of each follows the table.

Name	Age	Position
Constantino de Oliveira Junior	53	Chairman
Joaquim Constantino Neto	57	Vice-Chairman
Ricardo Constantino	58	Director
Anna Luiza Serwy Constantino	32	Director
André Béla Jánszky(1)	70	Director
Antonio Kandir(1)	68	Director
Germán Pasquale Quiroga Vilardo(1)	54	Director
Philipp Schiemer(1)	57	Director

_____________

(1)	Independent director.

Constantino de Oliveira Junior has been a member of our board of directors since we were founded in 2001 and is currently the chairman of our board of directors. He served as our chief executive officer from 2001 to 2012. Mr. de Oliveira introduced the “low-cost, low-fare” concept in the Brazilian airline industry and was named “Most Valuable Executive” by the Brazilian newspaper Valor Econômico in 2001 and 2002. In 2003, he was elected the leading executive in the logistics sector by the readers of Gazeta Mercantil, a Brazilian financial newspaper, and in 2008, he was named a “Distinguished Executive” in the air transportation category at the Latin American Aeronautics Gallery awards, sponsored by IATA. From 1994 to 2000, he served as director of a land passenger transportation company. Mr. de Oliveira studied business administration at the Universidade do Distrito Federal and attended the Executive Program on Corporate Management for Brazil conducted by the Association for Overseas Technical Scholarships. He is also a member of our corporate governance and people policies committee, financial policy committee, risk policies committee and alliances committee. Mr. de Oliveira holds 25% of our direct controlling shareholder, MOBI Fundo de Investimento em Participações, or MOBI. For more information, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Joaquim Constantino Neto has been a member of our board of directors since March 2004. Mr. Constantino Neto has also been the chief operating officer of Comporte Participações S.A. since 1994. From 1984 to 1990, he was in charge of operations of Empresas Reunidas Paulista de Transportes Ltda. Since 1990, he has served as the president of Breda Serviços, a bus transportation company. He is also a member of the board of directors of CMP Participações, a company that manages more than 2,000 buses in São Paulo and Paraná. Mr. Constantino Neto holds 25% of our direct controlling shareholder, MOBI. For more information, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Ricardo Constantino has been a member of our board of directors since March 2004. Mr. Constantino has been the chief technical and maintenance officer of Comporte Participações S.A. since 1994. He is also a member of the board of directors of BRVias S.A. Mr. Constantino holds 25% of our direct controlling shareholder, MOBI. For more information, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Anna Luiza Serwy Constantino has been a member of our board of directors since 2016. She worked in the Bloomberg intelligence department of Bloomberg LP as a credit strategist and in the finance departments of Kerburn Rose in New York and Lockheed Martin in Orlando. Ms. Constantino holds a bachelor’s degree in business, administration and finance from the University of Central Florida. She is a Chartered Financial Analyst (CFA®) and a member of the CFA New York societies/chapters.

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

Philipp Schiemer joined our board of directors in April 2020. Mr. Schiemer is the president of Mercedes-Benz Brazil and Latin America and is certified as a senior advisor by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa). He was the vice-president of product marketing at Mercedes-Benz in Stuttgart, Germany. From 2004 to 2009, he was the vice-president of sales at Mercedes-Benz Brazil. Mr. Schiemer was also president of the SAE Brazil congress and served as vice-president of the German-Brazilian Chamber of Commerce from January 2018 to December 2018, and, in January 2019, assumed the role of president. Mr. Schiemer studied business administration with a specialization in marketing and finance at the Corporate University Mercedes-Benz AG in Stuttgart, Germany.

Constantino de Oliveira Junior, Joaquim Constantino Neto and Ricardo Constantino are brothers and they control our largest direct shareholder, MOBI. Anna Luiza Serwy Constantino is the daughter of Constantino de Oliveira Junior.

Executive Officers

Our executive officers have significant experience in the domestic and international passenger transportation industries, and we have been able to draw upon their extensive experience to develop our low-cost operating structure. Our executive officers are responsible for our day-to-day management.

Under our bylaws, we must have at least two and no more than seven executive officers that are elected by the board of directors for a one-year term. Any executive officer may be removed by the board of directors before the expiration of his term. The current term of all our executive officers ends in March 2022.

The following table sets forth the name, age and position of each of our executive officers. A brief biography of each follows the table.

Name	Age	Position
Paulo Sergio Kakinoff	47	President and Chief Executive Officer
Richard Freeman Lark, Jr.	55	Executive Vice President, Chief Financial Officer and Investor Relations Officer
Eduardo José Bernardes Neto	47	Vice President of Sales and Marketing
Celso Guimarães Ferrer Junior	39	Vice President of Operations

Paulo Sergio Kakinoff has been our president and chief executive officer since July 2012. He served as an independent member of our board of directors from January 2010 to June 2012. He held the position of chief executive officer at Audi Brazil until June 2012, having worked for the Volkswagen Group for 18 years as the sales and marketing officer at Volkswagen Brasil and as the executive officer for South America at the Volkswagen Group’s head offices in Germany. Mr. Kakinoff also served as the vice president of the Brazilian Association of Importers of Motor Vehicles (ABEIVA) and was a member of the board of directors of Volkswagen Participações. Mr. Kakinoff serves as a member of the boards of directors of Porto Seguro S.A., Vamos Locação de Caminhões, Máquinas e Equipamentos S.A. and Tembici Participações S.A. He also serves as a member of the board of the non-profit organizations Todos pela Educação (focused on education) and Atletas pelo Brasil (focused on sports). He holds a bachelor’s degree in business administration from Mackenzie University, in São Paulo. Mr. Kakinoff is a member of our corporate governance and people policies committee, risk policies committee, financial policy committee and alliances committee.

Richard Freeman Lark, Jr. has been our executive vice president, chief financial officer and investor relations officer since July 2016. Mr. Lark has been working with GOL for 19 years, as our chief financial officer from 2003 to 2008, as a member of our board of directors from 2008 to 2016 and as a member of our audit committee from 2013 to 2016. From 2000 to 2003, he served as chief financial officer of Americanas.com, one of the leading Brazilian e-commerce companies. Prior to joining Americanas.com, Mr. Lark was employed by the investment banking divisions of Morgan Stanley & Co., Citicorp and The First Boston Corporation. Mr. Lark served as a member of the advisory boards of the Kellogg Institute for International Studies at the University of Notre Dame, Associação Vida Jovem, Casa Santa Teresinha and as president of the American Society of São Paulo. He completed the Oxford University advanced management and leadership program, participated in the global executive leadership program at the Yale School of Management and holds a master’s degree in business administration from the UCLA Anderson School of Management and a bachelor’s degree in finance and business economics and philosophy from the University of Notre Dame. Mr. Lark is a member of our financial policy committee and risk policies committee.

Eduardo José Bernardes Neto has been our vice president and chief commercial officer since February 2015. Mr. Bernardes is responsible for sales, marketing, distribution, ancillary revenues and revenue management. He has been with GOL for 21 years, having joined our commercial area as an account manager in February 2001. Mr. Bernardes coordinated the opening of several of our national and international facilities. He was also a member of the board of directors of UATP from 2009 to 2016. Mr. Bernardes has a degree in business administration from Faculdade Ibero-Americana with a specialization in foreign trade.

Celso Guimarães Ferrer Junior has been our vice president and chief operations officer since March 2019. He has been with GOL for 18 years and served as our vice president and chief planning officer from February 2015 to March 2019. Mr. Ferrer is responsible for our operations, maintenance, airports, operational safety, network planning and fleet. He is also a pilot of Boeing 737-700, Boeing 737-800 Next Generation and Boeing 737-8 MAX aircraft. Mr. Ferrer holds a master’s degree in business administration from INSEAD and holds a degree in economics from the Universidade de São Paulo and in international relations from the Pontifícia Universidade Católica de São Paulo.

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

In 2021, the aggregate compensation, including cash and benefits-in-kind but excluding stock options, to the members of our board of directors and executive officers was R$6,361.1 million.

Stock Option Plan and Restricted Share Plan

In 2020, our extraordinary shareholders’ meeting approved our new stock option and restricted share plans. The plans aim to encourage management and employees to contribute to our success. They are managed by both our corporate governance and people policies committee and our board of directors.

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

In the last three years, we granted 3,168,398 stock options, which represented 0.8% economic interest in our company or 1.0% of our preferred shares, as of December 31, 2021. Of the total options granted, 7,432,661 were outstanding as of December 31, 2021, which represented 1.9% economic interest in our company. In the last three years, 6,408,292 stock options were exercised.

Additionally, in the last three years, we granted 1,659,379 restricted shares, which represented 0.4% economic interest in our company or 0.5% of our preferred shares, as of December 31, 2021. As of December 31, 2021, we had 1,546,250 restricted shares outstanding, which represented 0.4% economic interest in our company. In 2021, we transferred 581,499 preferred shares as a result of the vesting of restricted shares.

For additional information on payments under our stock option plan and restricted share plan, see note 26 to our audited consolidated financial statements included elsewhere in this annual report.

C.	Board Practices

Our board of directors comprises eight members, led by chairman Constantino de Oliveira Junior, who has been the key figure and leader of GOL ever since its founding.

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

Statutory Audit Committee. Our statutory audit committee provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance. It recommends the appointment of our independent auditors to our board of directors, reviews the compensation of our independent auditors and helps oversee their activities. It also evaluates the effectiveness of our internal financial and legal compliance controls. Our statutory audit committee performs the roles of an audit committee under U.S. laws. The members of our statutory audit committee are André Béla Jánszky, Antonio Kandir and Germán Pasquale Quiroga Vilardo. All members meet the applicable independent membership requirements of the SEC and the New York Stock Exchange, or NYSE, as well as other NYSE requirements. Mr. Jánszky is the committee’s “financial expert” within the meaning of the SEC rules under the U.S. Securities Exchange Act of 1934, or the Exchange Act.

Financial Policy Committee. Our financial policy committee is responsible for (i) approving our corporate finance policies, as well as monitoring and reviewing their effectiveness and implementation, and (ii) reviewing our financing plan. The members of our financial policy committee are Constantino de Oliveira Junior, André Béla Jánszky, Antonio Kandir, Paulo Kakinoff and Richard Lark.

Risk Policies Committee. Our risk policies committee is responsible for (i) reviewing and approving our risk management mechanisms, (ii) approving and evaluating our risk policies and (iii) monitoring their implementation. The members of our risk policies committee are Constantino de Oliveira Junior, Antonio Kandir, Paulo Sergio Kakinoff and Richard Lark.

Corporate Governance and People Policies Committee. Our corporate governance and people policies committee is responsible for (i) coordinating, implementing and reviewing our corporate governance practices and (ii) reviewing and recommending human resources policies and compensation to our board of directors. The members of our corporate governance and people policies committee are Constantino de Oliveira Junior, Paulo Kakinoff, Antonio Kandir, André Béla Jánszky, Paulo Cézar Aragão and Betânia Tanure de Barros.

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

ESG Committees. Our environmental committee, LGBTQIA+ committee, women’s committee, race and ethnicity committee, accessibility committee and generations committee comprise external mentors and GOL employees that are responsible for creating a forum to generate discussions on relevant matters in order to increase awareness and foment respect and a commitment to diversity and inclusiveness.

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

As of December 31, 2021, we had 15,002 total employees and 14,058 active employees, which does not consider interns, employees on maternity leave and employees on vacation. During the COVID-19 pandemic, we adopted a series of measures to reduce labor costs, including compensation reductions and deferrals. We entered into agreements with our employees, valid for 18 months, providing flexibility and stability for our team (926 captains, 964 co-pilots and 3,262 flight attendants), and we reduced airmen working hours by up to 50%. We also implemented salary cuts of 60% for middle and top managers, officers, vice-presidents and our chief executive officer, and implemented an unpaid leave program for an average of 90 days, which 8,391 employees joined. As of 2022, we have adopted a hybrid remote work arrangement comprising two in-person days and three remote days per week. This arrangement generates cost savings and we believe the flexibility improves our work environment and our employees’ quality of life and work satisfaction.

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

A national aviators’ union represents Brazil’s pilots and flight attendants, and other regional aviation unions represent ground employees of air transportation companies. Approximately one-third of our employees are members of unions. Negotiations regarding cost of living wages and salary increases are conducted annually between the workers’ unions and a national association of airline companies. There is no salary differential or seniority pay escalation among our pilots. Work conditions and maximum work hours are regulated by government legislation and are not the subject of labor negotiations. Since the commencement of our operations, we have not had a work stoppage by our employees. We believe we have a good relationship with our employees and the unions that represent them and we comply with all collective bargaining agreements.

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

The members of our board of directors and our board of executive officers directly own an aggregate of 1.15% of our preferred shares . See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” MOBI and PATH-Brazil LLC are directly controlled by Constantino de Oliveira Junior, the chairman of our board of directors, and his brothers Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

For a description of stock options granted to our board of directors and our executive officers, see “—B. Compensation—Stock Option Plan and Restricted Share Plan.”

ITEM 7.                    Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of December 31, 2021, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all of our directors and executive officers as a group.

Each shareholder’s percentage ownership in the following table is based on the 2,863,682,710 common shares and 314,361,213 preferred shares outstanding as of December 31, 2021:

	Common Shares		Preferred Shares(1)		Total Shares		Economic Interest
	Shares	(%)	Shares	(%)	Shares	(%)	(%)
MOBI(2)	2,863,682,150	100.00%	103,139,776	32.81%	2,966,821,926	93.35%	46.69%
PATH-Brazil LLC(2)	-	0.00%	10,846,688	3.45%	10,846,688	0.34%	2.74%
Air France – KLM	-	0.00%	4,246,620	1.35%	4,246,620	0.13%	1.07%
Executive officers and directors(3)	560	0.00%	3,616,141	1.15%	3,616,701	0.11%	0.91%
Treasury shares	-	0.00%	1,217,285	0.39%	1,217,285	0.04%	0.31%
Free float(4)	-	0.00%	191,294,703	60.85%	191,294,703	6.02%	48.28%
Total	2,863,682,710	100.00%	314,361,213	100.00%	3,178,043,923	100.00%	100.00%

_____________

(1)	Preferred shares are entitled to a dividend 35 times the dividend paid per common share. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”
(2)	MOBI and PATH-Brazil LLC are directly controlled by Constantino de Oliveira Junior, the chairman of our board of directors, and his brothers Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.
(3)	Includes 140 shares owned by a member of our controlling family. Does not consider the shares indirectly owned by Constantino de Oliveira Junior, the chairman of our board of directors, through MOBI and PATH-BRAZIL.
(4)	In March 2019, we received notice from Bank of America Corporation, which operates the ADS lending facility in the context of the exchangeable senior notes, that it had acquired, through various subsidiaries, 33,863,549 preferred shares, representing 12.36% of our total preferred shares owned by MOBI, as a result of transactions relating to the ADS lending facility. See “—B. Related Party Transactions—ADS Lending Facility.”

According to our internal share record, which contains information regarding the ownership of our shares and the ADSs as filed by the holders of such shares and ADSs, as of December 31, 2021, 36.1% of our free float was traded in the United States.

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

In 2019, 2020 and 2021, GLA recorded expenses of R$10.6 million, R$5.8 million and R$4.7 million, respectively, under these agreements.

ADS Lending Facility

In 2019, in the context of the exchangeable senior notes, MOBI lent up to 14,000,000 ADSs to Bank of America Corporation, which operates the ADS lending facility, in order to facilitate privately negotiated derivatives transactions or other hedging activities related to the exchangeable senior notes. The ADSs will be returned to MOBI upon maturity of the exchangeable senior notes or upon termination of the ADS lending agreement that it entered into.

For additional information on our related party transactions, see note 27 to our audited consolidated financial statements included elsewhere in this annual report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.                    Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

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

As of December 31, 2021, we had provisions for civil proceedings of R$188.5 million, provisions for labor proceedings of R$475.2 million and provisions for tax proceedings of R$168.4 million.

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

We are party to proceedings relating to the applicability of tax on services (imposto sobre serviços), or ISS, in the amount of R$29.8 million on revenue from certain of our activities related to agreements with partners from 2007 to 2010. Based on the opinion of our legal counsel, we believe that these proceedings represent a possible risk of loss. As of December 31, 2021, we had no provisions or judicial deposits for these proceedings.

We are party to proceedings relating to the applicability of a fine imposed by Brazilian customs authorities in the amount of R$68.9 million for the alleged breach of certain rules regarding the temporary import of aircraft. Based on the opinion of our legal counsel, we believe that these proceedings represent a possible risk of loss. As of December 31, 2021, we had no provisions or judicial deposits for these proceedings.

In addition, we are questioning infraction notices regarding our goodwill tax deductions from BSSF Air Holdings, in the amount of R$66.8 million. Although the outcome of these proceedings cannot be anticipated, our management understands that the final decisions in these proceedings will not have a material adverse impact on our financial position, operating results or cash flows. As of December 31, 2021, we had no provisions or judicial deposits for these proceedings.

We are party to proceedings relating to infraction notices regarding our goodwill tax deductions from GLA, in the amount of R$90.7 million. Although the outcome of these proceedings cannot be anticipated, our management understands that the final decisions in these proceedings will not have a material adverse impact on our financial position, operating results and cash flows. As of December 31, 2021, we had no provisions or judicial deposits for these proceedings.

In May 2018, Smiles received an infraction notice regarding the amortization of goodwill from the acquisition of shares of Smiles by GA Smiles Participações S.A. in December 2013, and the deduction of financial expenses in the context of an issuance of debentures by Smiles in June 2014. Based on the opinion of our legal counsel, R$130.1 million represent a possible risk of loss. As of December 31, 2021, we had no provisions or judicial deposits for these proceedings.

GLA is discussing the non-incidence of an additional 1% COFINS rate on imports of aircraft and parts, which would amount to R$146.0 million as of December 31, 2021. Based on the opinion of GLA’s legal counsel, we believe that these proceedings represent a probable risk of loss due to decisions by the superior courts that have considered the legality of charging an additional rate on imports carried out by airlines. As of December 31, 2021, we had R$146.0 million in provisions relating to these proceedings.

In September 2020, a class action complaint was filed against us and senior management in the federal courts of New York. The plaintiff is claiming alleged losses resulting from alleged misleading disclosure. We are vigorously contesting the complaint and believe that there is no merit to these claims. Consequently, we have not made any provisions related to this matter.

In 2021, Smiles received a tax notice, with respect to fiscal years 2016 and 2017, relating to the deductibility of the goodwill allocated as future profitability after the merger of GA Smiles with Smiles S.A. in 2013. The total amount involved as of December 31, 2021 was R$55.4 million. Based on the opinion of our legal counsel, we believe that this proceeding represents a possible risk of loss. As of the date of this annual report, we are presenting our defense in the administrative appeal. As of December 31, 2021, we had no provisions or judicial deposits for this proceeding.

In addition, in 2021, the Brazilian Federal Revenue Service filed administrative proceedings against us not approving our offsetting of social security contribution credits from August 2018 to November 2020. The total amount involved as of December 31, 2021 was R$110.9 million. Based on the opinion of our legal counsel, we believe that these proceedings represent a possible risk of loss. As of the date of this annual report, we are presenting our defense in the administrative appeal. As of December 31, 2021, we had no provisions or judicial deposits for this proceeding.

For more information on our legal proceedings and contingencies, see note 23.3 to our audited consolidated financial statements included elsewhere in this annual report.

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

We reported the conclusions of the investigation to the relevant authorities and will keep them informed of any developments, as well as collaborate, and discuss their analysis, with them. These authorities may impose significant fines and possibly other sanctions on us.

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

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial condition or results of operations since December 31, 2021.

ITEM 9.                    The Offer and Listing

A.	Offer and Listing Details

In the United States, our preferred shares trade in the form of ADSs. Each ADS represents two preferred shares. The ADSs are issued by the depositary pursuant to a deposit agreement. The ADSs commenced trading on the NYSE on June 24, 2004 under the ticker “GOL.” Our preferred shares trade on the B3 under the ticker “GOLL4.” As of December 31, 2021, the ADSs represented 19.2% of our preferred shares and 36.1% of our current global public float.

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

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2021, the aggregate market capitalization of the B3 was R$3.5 trillion and the ten largest companies listed on the B3 represented approximately 52.0% of the total market capitalization of all listed companies. In contrast, as of December 31, 2021, the aggregate market capitalization of the NYSE was US$ 36.6 trillion and the ten largest companies listed on the NYSE represented approximately 13.4% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—The relative volatility and illiquidity of the Brazilian securities markets, and securities issued by airlines in particular, may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.”

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

Description of Capital Stock

General

As of December 31, 2021, our share capital comprised 2,863,682,710 common shares and 314,361,213 preferred shares, in each case with no par value.

Issued Share Capital

Under our bylaws, our authorized capital as of December 31, 2021 was R$6.0 billion, and can be increased by the issuance of preferred or common shares, after approval by our board of directors. Our shareholders must approve any capital increase that exceeds our authorized capital. Under our bylaws and Brazilian corporate law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their holdings. See “—Preemptive Rights.”

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
71

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

The right of withdrawal lapses 30 days after publication of the minutes of the relevant general shareholders’ meeting that approved the corporate actions described above. In the case of the changes mentioned in items (i) and (ii) above, the resolution is subject to confirmation by the preferred shareholders, which must be obtained at a special meeting held within one year. In those cases, the 30-day term is counted from the date of publication of the minutes of the special meeting. We would be entitled to reconsider any action triggering appraisal rights within ten days following the expiration of such rights if the redemption of shares of dissenting or non-voting shareholders would jeopardize our financial stability. Shares to be purchased by us from the dissenting or non-voting shareholders exercising appraisal rights will be valued at an amount equal to the lesser of the portion attributable to such shares of our shareholders’ equity as shown on the last balance sheet approved at a general shareholders’ meeting (book value) and the portion attributable to such shares of the economic value of the company, pursuant to an appraisal report produced in accordance with the provisions of Brazilian corporate law. If more than 60 days have elapsed since the date of such balance sheet, dissenting shareholders may require that the book value of their shares be calculated on the basis of a new balance sheet. As a general rule, shareholders who acquire their shares after the first notice convening the general shareholders’ meeting or after the relevant press release concerning the meeting is published will not be entitled to appraisal rights.

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

b) Any subsequent private transfer of the shares initially transferred by the controlling shareholder pursuant to the terms of item (a) above within the 12-month period can only occur if the new acquirer agrees not to transfer such shares on an exchange or organized over-the-counter market until the end of the 12 months commencing on the date that such shares were transferred by the controlling shareholder.

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
76

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

Aircraft General Terms Agreement between The Boeing Company and GAC

In 2004 and 2012, we entered into an agreement, as amended, with Boeing for the purchase of aircraft, installation of buyer furnished equipment provided by us, customer support services and product assurance. In addition to the aircraft supplied, Boeing provides flight training programs and operations engineering support.

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
81

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
83

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

The ADSs are listed on the NYSE, and therefore the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or will remain readily tradable. Subject to the discussion of PFIC rules below, based upon the nature of our current and projected income, assets and activities, we do not believe the preferred shares or the ADSs have been (for our 2021 taxable year), nor do we expect them to be (for our current taxable year), shares of a PFIC for U.S. federal income tax purposes.

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

A U.S. Holder who owns preferred shares or ADSs during any taxable year that we are a PFIC in excess of certain de minimis amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621. In addition, under certain circumstances, regulations also require a “United States person” (as such term is defined under the Code) that indirectly owns preferred shares through another United States person to file Form 8621 for a taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of the preferred shares, or reports income pursuant to a mark-to-market election, as described below among other circumstances. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to our preferred shares or ADSs and the application of the recently enacted legislation to their particular situation.

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

ITEM 11.                 Quantitative and Qualitative Disclosures about Market Risk

For this information, see note 33 to our audited consolidated financial statements included elsewhere in this annual report.

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

Reimbursement of Fees Incurred in 2021

In 2021, we received reimbursement of fees from the depositary for standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.

PART II

ITEM 13.                 Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.                 Controls and Procedures
Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer and together with other members of our management, assessed the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) and have concluded that our disclosure controls and procedures as of December 31, 2021 were effective in ensuring that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

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

Our management, with participation of the chief executive officer and chief financial officer, under the oversight of our board of directors, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013), or COSO 2013. Based on this assessment, management believes that, as of December 31, 2021, our internal control over financial reporting was not effective based on those criteria.

In August 2021, we implemented a new passenger service system: Sabre. Following this implementation, we identified a material weakness related to the design and effective execution of specific application controls in certain situations related to the ticketing process. This material weakness did not result in a material misstatement in our consolidated financial statements as of and for the year ended December 31, 2021.

Remediation Plan for Material Weakness in Internal Control over Financial Reporting

In 2022, we are working to remediate the material weakness related to the design and effective execution of specific application controls in certain situations related to the ticketing process under the Sabre passenger service system. We expect to remediate this material weakness in 2022.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2021 has been audited by Ernst & Young Auditores Independentes S.S., or EY, the independent registered public accounting firm that also audited our consolidated financial statements as of and for the year then ended.

ITEM 16.                 Reserved

ITEM 16A.	Audit Committee Financial Expert

Our board of directors has determined that André Béla Jánszky, a member of our statutory audit committee, is an audit committee financial expert, as defined by SEC rules, and meets the applicable independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our statutory audit committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors and Board of Executive Officers—Statutory Audit Committee.”

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

The following table sets forth by category of service the total fees for services performed by our principal accountants: EY for SEC purposes and Grant Thornton for purposes of Brazilian laws and regulations during the years ended December 31, 2020 and 2021:

	2020	2021
	(in thousands of R$)
Audit fees	5,102.4	5,815.6
Audit-related fees	846.3	1,825.2
Tax fees	-	-
All other fees	-	-
Total	5,948.7	7,640.8

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

Tax Fees

There were no tax advisory services provided by our principal accountants in 2020 and 2021.

All Other Fees

There were no other services provided by our principal accountants in 2020 and 2021.

Pre-Approval Policies and Procedures

Our statutory audit committee approves all audit, audit-related services, tax services and other services provided by our principal accountant. Any services provided by our principal accountant that are not specifically included within the scope of the audit must be pre-approved by our statutory audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2020 and 2021, none of the fees paid to EY were approved pursuant to the de minimis exception.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 - October 25, 2019(1)	3,000,000	R$33.84	3,000,000	N/A
Total	3,000,000	R$33.84	3,000,000	N/A

_____________

(1)	Pursuant to a share repurchase program announced on January 31, 2019, to efficiently manage our capital structure, we repurchased through transactions on the B3 3,000,000 preferred shares, representing, at the time, 1.096% of our total preferred shares issued and 0.843% of our capital stock, calculated considering the ratio of 35:1 dividend rights of holders of common shares to those of holders of preferred shares.

ITEM 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G.	Corporate Governance

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

Under Brazilian corporate law, the fiscal board may not include members that (i) are on our board of directors, (ii) are on our board of executive officers, (iii) are employed by us or a controlled company, (iv) are spouses or relatives of any member of our management up to the third degree, (v) hold any position at any of our competitors or have any conflicting interest with us or (vi) were forbidden by the CVM to hold a public office position. Our bylaws provide for a non-permanent fiscal board to be elected only by our shareholders’ request at a general shareholders’ meeting. In April 2019, at the request of preferred shareholders representing 6.11% of our preferred shares, we installed a fiscal board comprising the following members: Marcela de Paiva Bomfim Teixeira, Marcelo Amaral Moraes and Renato Chiodaro.

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

Our statutory audit committee also performs the roles of an audit committee under U.S. laws. The current members of our statutory audit committee are André Béla Jánszky, Antônio Kandir and Germán Pasquale Quiroga Vilardo. All members meet the applicable independent membership requirements of the SEC and NYSE, as well as other NYSE requirements. Mr. Jánszky is the committee’s “financial expert” within the meaning of the SEC’s rules under the Exchange Act.

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

Not applicable.

PART III

ITEM 17.                 Financial Statements

See “Item 18. Financial Statements.”

ITEM 18.                 Financial Statements

See our audited consolidated financial statements beginning on Page F-1 of this annual report.

ITEM 19.                 Exhibits

1.1	Bylaws of the registrant (English translation), incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2015, as filed on April 28, 2016.
2.1	Form of Amended and Restated Deposit Agreement among the registrant, The Bank of New York Mellon, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts, incorporated herein by reference from the Registration Statement on Form F-6/A, filed April 14, 2017, file No. 333-217150.
2.2	Description of the registrant’s securities registered under Section 12 of the Exchange Act, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2019, as filed on June 29, 2020.
4.1	Agreement, dated April 15, 2015, between GOL Linhas Aéreas S.A. (formerly VRG Linhas Aéreas S.A.) and Petrobras Distribuidora S.A., including Amendment 1 thereto, dated January 15, 2016, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2015, as filed on April 28, 2016.
4.2	Amendments 2 through 4 to Agreement of April 15, 2015, dated April 20, 2016, August 16, 2016 and October 6, 2016, between GOL Linhas Aéreas S.A. (formerly VRG Linhas Aéreas S.A.) and Petrobras Distribuidora S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2016, as filed on May 1, 2017.+

4.3	Amendments 6 through 8 to Agreement of April 15, 2015, dated June 6, 2019, June 12, 2019 and July 18, 2019, between GOL Linhas Aéreas S.A. and Petrobras Distribuidora S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2019, as filed on June 29, 2020.+
4.4	Amendments 13 through 14 to Agreement of April 15, 2015, dated December 3, 2021 and January 18, 2022, between GOL Linhas Aereas S.A. and Petrobras Distribuidora S.A. +*
4.5	Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.

4.6	Supplemental Agreements 1 and 2 to the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 28, 2014.
4.7	Supplemental Agreements 3 through 5 to the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2015, as filed on April 28, 2016.

4.8	Supplemental Agreements 7 and 8 to the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2016, as filed on May 1, 2017.+

4.9	Supplemental Agreements 9, 10 and 11 to the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2019, as filed on March 14, 2019.+

4.10	Supplemental Agreement 12 to the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2019, as filed on June 29, 2020.+
4.11	Letter Agreement, dated March 20, 2020, supplementing the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2019, as filed on June 29, 2020.+
4.12	Addendum to the Letter Agreement of March 20, 2020, dated June 23, 2020, supplementing the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2020, as filed on March 26, 2021.+
4.13	Amendment 1 to the Letter Agreement of March 20, 2020, dated November 24, 2020, supplementing the Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2020, as filed on March 26, 2021.+
4.14	Supplemental Agreement, dated July 26, 2021, and Amended and Restated Supplemental Agreement, dated July 31, 2021, to the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company.+*
4.15	Supplemental Agreement to the Aircraft Purchase Agreement of October 1, 2012, dated November 10, 2021, between GAC Incorporated and The Boeing Company.+*
4.16	Amendments 2 through 3 to the Letter Agreement of March 20, 2020, dated March 11, 2021 and July 26, 2021, supplementing the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company.+*
8.1	List of Subsidiaries.*
12.1	Section 302 Certification of Chief Executive Officer.*
12.2	Section 302 Certification of Chief Financial Officer.*
13.1	Section 906 Certification of Chief Executive Officer.*
13.2	Section 906 Certification of Chief Financial Officer.*
15.1	Consent of KPMG Auditores Independentes Ltda.*
15.2	Consent of Ernst & Young Auditores Independentes S.S.*
101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema.*
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.*
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.*
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.*
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.*
*	Filed herewith.
+	Certain portions of the exhibit have been omitted from the public filing pursuant to a request for confidential treatment.

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
Title: Chief Executive Officer

By: /s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr.
Title: Chief Financial Officer

Dated: March 16, 2022

Consolidated Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

December 31, 2021

with report of independent registered public accounting firm

Gol Linhas Aéreas Inteligentes S.A.

Financial Statements

December 31, 2021

Contents

Independent auditor’s report on the financial statements	F-3

Consolidated statements of financial position	F-10
Consolidated statements of operations	F-12
Consolidated statements of comprehensive income (loss)	F-13
Consolidated statements of changes in equity	F-12
Consolidated statements of cash flows	F-15
Notes to the consolidated financial statements	F-17

Auditor Data Elements	Year ended
	December 31, 2021 and December 31, 2020	December 31, 2019
Auditor Name	Ernst & Young Auditores Independentes S.S.	KPMG Auditores Independentes Ltda.
Auditor Location	São Paulo, Brazil	São Paulo, Brazil
Auditor Firm ID	01448	1124

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Gol Linhas Aéreas Inteligentes S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Gol Linhas Aéreas Inteligentes S.A. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 15, 2022 expressed an adverse opinion thereon.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.3 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1.3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Passenger transportation revenue

Description of the matter

At December 31, 2021, the Company’s passenger transportation revenue was R$7,119 million. As discussed in Note 4.18.1 to the consolidated financial statements, passenger revenue is recognized when air transportation is provided. The passenger transportation revenue recognition process is highly dependent on information technology (IT) systems and internal controls. This process also takes into consideration other complex aspects that may affect revenue recognition, such as recording of tickets sold but not used, credits to passengers related to unused tickets, accounting for the performance obligation of the Company’s loyalty program, among others.

Auditing the passenger transportation revenue, including the information reliant on the IT systems impacted by the material weakness, was complex and required performance of incremental audit procedures. Significant judgment was required to design and execute our audit procedures and to assess the sufficiency of the procedures performed and evidence obtained.

How we addressed the matter in our audit

To test the passenger transportation revenue, our audit procedures included, among others, designing and performing incremental audit procedures to test the underlying records of transaction data obtained from the IT systems impacted by the material weakness; executing data analytics, including correlation analysis; performing tests of details; tracing transactions to cash receipts and testing the reconciliation of accounting records to transactional data. We also assessed the Company’s disclosures in respect of its passenger transportation revenue in Note 28 to the consolidated financial statements.

Provision for aircraft and engine return

Description of the matter

At December 31, 2021, the Company’s provision for aircraft and engine return related to lease return costs for aircraft and engines under lease arrangements totaled R$2,680 million. As described in Note 4.16.1 to the consolidated financial statements, certain lease arrangements contain provisions for the Company‘s obligations to fulfill certain return conditions at the end of lease terms. The Company estimates lease return costs for aircraft and engines taking into account the anticipated aircraft and engines’ utilization patterns, the historical experience of actual return costs incurred and anticipated return costs.

Auditing the Company’s provision for aircraft and engine return involved complex auditor judgment due to the estimation uncertainty of the anticipated aircraft and engines’ utilization patterns and anticipated return costs used by management to quantify the provision.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls over the measurement of the provision for aircraft and engine return, including testing controls over management’s review of the estimation of anticipated aircraft and engines’ utilization patterns and anticipated return costs.

To test the Company’s provision for aircraft and engine return, our audit procedures included, among others, evaluating the estimation used by the Company to determine the provision by testing a sample of lease arrangements with return condition clauses; comparing management’s plans for future utilization of aircraft and engines against the respective historical utilization patterns. Additionally, we evaluated the reasonableness of the Company’s anticipated return costs estimation process by reviewing the market price information applied by the Company as part of the estimation of the provision for aircraft and engine return.

/s/ Ernst & Young Auditores Independentes S.S.

We have served as the Company‘s auditor since 2020.

São Paulo, Brazil

March 15, 2022

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Gol Linhas Aéreas Inteligentes S.A.

Opinion on Internal Control over Financial Reporting

We have audited Gol Linhas Aéreas Inteligentes S.A.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Gol Linhas Aéreas Inteligentes S.A. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in controls related to the company’s revenue system.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report dated March 15, 2022, which expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Company’s ability to continue as a going concern.

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

March 15, 2022

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Gol Linhas Aéreas Inteligentes S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries (the Company) for the year ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and its cash flow for the year ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Change in Accounting Principle

As discussed in Note 4.26.1 to the consolidated financial statements as of and for the year ended December 31, 2019, the Company has changed its method of accounting for lease arrangements as of January 1, 2019 due to the adoption of IFRS 16, Leases.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements as of and for the year ended December 31, 2019, the Company had a negative net working capital and had a net capital deficiency that raised substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 37 to the consolidated financial statements as of and for the year ended December 31, 2019. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We served as the Company’s auditor from 2019 to 2020.

/s/ KPMG Auditores Independentes Ltda

São Paulo, SP, Brazil

June 29, 2020

Consolidated statements of financial position December 31, 2021 and 2020 (In thousands of Reais - R$)

Assets	Note	2021	2020

Current assets
Cash and cash equivalents	5	486,258	662,830
Financial investments	6	291,363	984,112
Trade receivables	7	850,683	739,699
Inventories	8	269,585	195,638
Deposits	12	191,184	-
Advance to suppliers and third parties	9	270,342	318,769
Recoverable taxes	10	176,391	186,955
Derivative assets	31.2	4,936	12,526
Other credits and amounts		147,299	144,822
Total current assets		2,688,041	3,245,351

Non-current assets
Financial investments	6	82,326	189,830
Deposits	12	1,757,842	2,058,455
Advance to suppliers and third parties	9	76,138	89,701
Recoverable taxes	10	72,976	318,404
Deferred taxes	11	75,799	53,563
Other credits and amounts		41,718	34,338
Derivative assets	31.2	109,124	116,283
Investments - equity method	13	-	815
Property, plant and equipment	14	7,675,170	4,960,288
Intangible assets	15	1,823,209	1,747,108
Total non-current assets		11,714,302	9,568,785

Total		14,402,343	12,814,136

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position December 31, 2021 and 2020 (In thousands of Reais - R$)

Liabilities and equity (deficit)	Note	2021	2020

Current liabilities
Loans and financing	16	634,614	2,353,279
Leases	17	2,057,687	1,317,008
Suppliers	18	1,820,056	1,612,536
Suppliers – factoring	19	22,733	-
Salaries, wages and benefits		374,576	334,670
Taxes payable	20	122,036	73,614
Landing fees		911,174	907,958
Advance ticket sales	21	2,670,469	2,050,799
Mileage program	22	1,298,782	1,258,502
Advances from customers		237,092	27,897
Provisions	23	477,324	169,381
Derivatives liabilities	31.2	-	5,297
Other liabilities		455,251	287,275
Total current liabilities		11,081,794	10,398,216

Non-current liabilities
Loans and financing	16	11,265,416	7,623,687
Leases	17	8,705,297	6,267,184
Suppliers	18	78,914	32,658
Salaries, wages and benefits		25,919	-
Taxes payable	20	24,414	32,362
Landing fees		277,060	-
Mileage program	22	318,349	322,460
Provisions	23	3,109,998	1,353,515
Deferred taxes	11	411	219,634
Other liabilities		568,449	331,479
Total non-current liabilities		24,374,227	16,182,979

Equity (deficit)
Capital stock	24.1	4,039,112	3,009,436
Advances for future capital increase		3	1,180
Treasury shares	24.2	(41,514)	(62,215)
Capital reserves		208,711	207,246
Equity valuation adjustments		(1,053,082)	(577,369)
Accumulated losses		(24,206,908)	(16,985,370)
Deficit attributable to equity holders of the parent company		(21,053,678)	(14,407,092)

Non-controlling interest (NCI)		-	640,033
Total deficit		(21,053,678)	(13,767,059)

Total liabilities and deficit		14,402,343	12,814,136

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of operations Fiscal year ended on December 31, 2021, 2020 and 2019 (In thousands of Reais - R$, except basic and diluted loss per share)

	Note	2021	2020	2019
Net revenue
Passenger		6,880,135	5,783,323	13,077,743
Mileage program, cargo and other		553,249	588,494	786,961
Total net revenue	28	7,433,384	6,371,817	13,864,704

Salaries, wages and benefits		(2,034,069)	(1,765,628)	(2,361,268)
Aircraft fuel		(2,631,900)	(2,025,701)	(4,047,344)
Landing fees		(456,006)	(411,065)	(759,774)
Aircraft, traffic and mileage servicing		(915,373)	(723,244)	(707,392)
Passenger service expenses		(549,517)	(389,998)	(578,744)
Sales and marketing		(406,553)	(324,185)	(670,392)
Maintenance, materials and repairs		(2,200,678)	(335,868)	(569,229)
Depreciation and amortization		(1,335,813)	(1,870,552)	(1,727,982)
Other income (expenses), net		(738,070)	523,019	(309,917)
Total operating costs and expenses		(11,267,979)	(7,323,222)	(11,732,042)

Equity pick up method	13	-	(439)	77
Income (Loss) before financial income (expenses), exchange rate variation, net and income tax and social contribution		(3,834,595)	(951,844)	2,132,739

Financial income (expenses)
Financial income		309,469	736,969	389,563
Financial expenses		(2,289,627)	(2,546,192)	(1,748,265)
Total financial income (expenses)	29	(1,980,158)	(1,809,223)	(1,358,702)

Income (Loss) before exchange rate variation, net and income tax and social contribution		(5,814,753)	(2,761,067)	774,037

Exchange rate variation, net	29	(1,561,474)	(3,056,226)	(385,092)
Income (Loss) before income tax and social contribution		(7,376,227)	(5,817,293)	388,945

Income tax and social contribution
Current		(48,862)	(95,537)	(178,621)
Deferred		241,285	17,579	(30,986)
Total income (loss) taxes	11	192,423	(77,958)	(209,607)

Income (Loss) for the year		(7,183,804)	(5,895,251)	179,338

Net income (loss) attributable to:
Equity holders of the parent company		(7,221,538)	(5,988,128)	(117,273)
Non-controlling interest shareholders		37,734	92,877	296,611

Basic and diluted loss	25
Per common share		(0.545)	(0.481)	(0.010)
Per preferred share		(19.157)	(16.831)	(0.333)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income (loss) Fiscal year ended on December 31, 2021, 2020 and 2019 (In thousands of Reais - R$)

	2021	2020	2019

Income (Loss) for the year	(7,183,804)	(5,895,251)	179,338

Other comprehensive income (loss) - items that are or may be reclassified subsequently to profit or loss

Actuarial income (loss) from post-employment benefits, net of income tax and social contribution	41,524	13,921	(41,045)
Cash flow hedge, net of income tax and social contribution	392,275	(781,033)	(30,021)
Cumulative adjustment of conversion into subsidiaries	739	1,010	-
	434,538	(766,102)	(71,066)

Total comprehensive income (loss) for the year	(6,749,266)	(6,661,353)	108,272

Comprehensive income (loss) attributable to:
Equity holders of the parent company	(6,787,271)	(6,754,221)	(188,339)
Non-controlling interest shareholders	38,005	92,868	296,611

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity Fiscal year ended on December 31, 2021, 2020 and 2019 (In thousands of Reais - R$)

				Capital reserves			Equity valuation adjustments
	Capital stock	Advances for future capital increase	Treasury shares	Premium on transfer of shares	Special premium reserve of subsidiary	Share-based compensation	Cash flow hedge reserve	Post-employment benefits	Cumulative adjustment of conversion into subsidiaries	Effects from changes in the equity investments	Accumulated losses	Deficit attributable to equity holders of the parent company	Non-controlling interests	Total
Balances as of December 31, 2018	2,942,612	2,818	(126)	17,497	70,979	117,413	(500,022)	-	-	759,984	(8,396,567)	(4,985,412)	480,061	(4,505,351)
Initial adoption of accounting standards	-	-	-	-	-	-	-	-	-	-	(2,482,573)	(2,482,573)	(256)	(2,482,829)
Adjusted balance as of January 1st, 2019	2,942,612	2,818	(126)	17,497	70,979	117,413	(500,022)	-	-	759,984	(10,879,140)	(7,467,985)	479,805	(6,988,180)
Other comprehensive loss, net	-	-	-	-	-	-	(30,021)	(41,045)	-	-	-	(71,066)	-	(71,066)
Net income (loss) for the year	-	-	-	-	-	-	-	-	-	-	(117,273)	(117,273)	296,611	179,338
Total comprehensive income (loss) for the year	-	-	-	-	-	-	(30,021)	(41,045)	-	-	(117,273)	(188,339)	296,611	108,272
Stock options exercised	65,566	(2,818)	-	-	-	7,137	-	-	-	-	-	69,885	2,366	72,251
Advances for future capital increase	-	584	-	-	-	-	-	-	-	-	-	584	-	584
Effects of the change in interest in investment	-	-	-	-	-	-	-	-	-	(649)	-	(649)	649	-
Treasury shares buyback	-	-	(102,417)	-	-	-	-	-	-	-	-	(102,417)	-	(102,417)
Subscription warrants	-	-	-	-	12,250	-	-	-	-	-	-	12,250	-	12,250
Interest on shareholders’ equity distributed by Smiles	-	-	-	-	-	-	-	-	-	-	-	-	(208,177)	(208,177)
Balances as of December 31, 2019	3,008,178	584	(102,543)	17,497	83,229	124,550	(530,043)	(41,045)	-	759,335	(10,996,413)	(7,676,671)	571,254	(7,105,417)
								-
Other comprehensive income (loss), net	-	-	-	-	-	-	(781,033)	14,376	564	-	-	(766,093)	(9)	(766,102)
Net income (loss) for the Fiscal Year	-	-	-	-	-	-	-	-	-	-	(5,988,128)	(5,988,128)	92,877	(5,895,251)
Total comprehensive income (Expenses) for the Fiscal Year	-	-	-	-	-	-	(781,033)	14,376	564	-	(5,988,128)	(6,754,221)	92,868	(6,661,353)
Stock options exercised	1,258	(584)	-	-	-	-	-	-	-	-	-	674	-	674
Advances for future capital increase	-	1,180	-	-	-	-	-	-	-	-	-	1,180	-	1,180
Treasury shares transferred	-	-	40,328	-	-	(40,328)	-	-	-	-	-	-	-	-
Share-based payments expense	-	-	-	-	-	22,298	-	-	-	-	-	22,298	1,132	23,430
Effects of the change in interest in investment	-	-	-	-	-	-	-	-	-	477	(829)	(352)	352	-
Interest on shareholders’ equity distributed by Smiles	-	-	-	-	-	-	-	-		-	-	-	(25,573)	(25,573)
Balances as of December 31, 2020	3,009,436	1,180	(62,215)	17,497	83,229	106,520	(1,311,076)	(26,669)	564	759,812	(16,985,370)	(14,407,092)	640,033	(13,767,059)
								-
Other comprehensive income (loss), net	-	-	-	-	-	-	392,275	41,524	468	-	-	434,267	271	434,538
Net income (loss) for the year	-	-	-	-	-	-	-	-	-	-	(7,221,538)	(7,221,538)	37,734	(7,183,804)
Total comprehensive income (loss) for the year	-	-	-	-	-	-	392,275	41,524	468	-	(7,221,538)	(6,787,271)	38,005	(6,749,266)
Share-based payments expense	-	-	-	-	-	21,578	-	-	-	-	-	21,578	263	21,841
Stock options exercised	2,103	(1,177)	-	-	-	-	-	-	-	-	-	926	-	926
Capital increase (Note 24.1)	420,734	-	-	-	-	-	-	-	-	-	-	420,734	-	420,734
Treasury shares sold	-	-	867	(279)	-	-	-	-	-	-	-	588	-	588
Treasury shares transferred	-	-	19,834	(6,198)	-	(13,636)	-	-	-	-	-	-	-	-
Interest on shareholders' equity distributed by Smiles	-	-	-	-	-	-	-	-	-	-	-	-	(236,992)	(236,992)
Acquisition of interest from non-controlling shareholders (Notes 1.4 and 24.1)	606,839	-	-	-	744,450	-	-	-	-	(909,980)	-	441,309	(441,309)	-
Redemption of preferred shares (Note 1.4)	-	-	-	-	(744,450)	-	-	-	-	-	-	(744,450)	-	(744,450)
Balances on December 31, 2021	4,039,112	3	(41,514)	11,020	83,229	114,462	(918,801)	14,855	1,032	(150,168)	(24,206,908)	(21,053,678)	-	(21,053,678)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows Fiscal year ended on December 31, 2021, 2020 and 2019 (In thousands of Reais - R$)

	2021	2020	2019

Net income (Loss) for the year	(7,183,804)	(5,895,251)	179,338
Adjustments to reconcile the net loss to cash generated from operating activities
Depreciation – aeronautical ROU	673,205	813,952	787,227
Depreciation and amortization - others	662,608	1,056,600	940,755
Provision for expected credit losses	1,233	1,095	5,668
Provision for inventory obsolescence	687	702	2,168
Provision for reduction of deposits	13,574	186,856	75,451
Provision for loss on prepayment from suppliers	(4,364)	31,486	161,228
Adjustment to present value of assets and liabilities	65,818	63,493	10,604
Deferred taxes	(241,285)	(17,579)	30,986
Equity pickup	-	439	(77)
Disposals of property, plant and equipment and intangible assets	3,881	96,594	152,017
Sale-leaseback gains	(5,913)	(551,942)	-
Termination of obligation due to lease agreement amendment	(27,701)	(104,109)	(275,921)
Provisions and contingencies	2,408,648	230,101	427,286
Actuarial losses from post-employment benefits	-	10,677	4,907
Foreign exchange and monetary variation, net	1,462,918	3,114,032	399,174
Interest, costs, discounts and premiums on loans and financing and leases	1,776,717	1,545,847	1,126,527
Result of derivatives recognized in profit or loss	(131,144)	357,404	(18,695)
Provision for labor obligations	-	227,710	280,320
Share-based payments	21,841	23,430	40,725
Other provisions	(6,096)	(7,416)	(14,602)
	(509,177)	1,184,121	4,315,086
Changes in operating assets and liabilities:
Financial investments	50,832	(6,320)	162,167
Trade receivables	(111,571)	498,901	(384,147)
Inventories	(74,634)	2,873	(21,240)
Deposits	159,896	(52,016)	(399,345)
Advance to suppliers and third parties	66,354	(238,627)	(305,906)
Recoverable taxes	255,992	(21,543)	(27,147)
Variable and short-term leases	16,652	18,731	-
Suppliers	241,800	392,236	(232,021)
Suppliers – factoring	22,733	(143,010)	188,771
Advance from ticket sales	619,670	84,651	292,161
Mileage program	36,169	400,288	161,821
Advances from customers	209,195	11,473	(153,543)
Salaries, wages and benefits	65,825	(289,050)	(253,074)
Landing fees	280,276	179,619	172,039
Taxes obligation	83,430	82,716	179,706
Derivatives	128,415	(779,462)	(167,556)
Provisions	(507,158)	(301,297)	(317,591)
Other assets and liabilities, net	418,228	444,990	(48,851)
Interest paid	(704,409)	(619,557)	(470,794)
Income tax and social contribution paid	(42,956)	(95,781)	(229,460)
Net cash flows from operating activities	705,562	753,936	2,461,076

Financial investments in subsidiary - Smiles	594,300	171,634	(123,781)
Advances for property, plant and equipment acquisition, net	(319,927)	(96,537)	(30,804)
Acquisition of property, plant and equipment	(315,995)	(501,416)	(872,570)
Return of advance for property, plant and equipment acquisition	-	73,600	-
Sale-leaseback transactions received	14,584	448,482	348,389
Acquisition of intangible assets	(152,584)	(63,993)	(75,845)
Net cash flows from (used in) investing activities	(179,622)	31,770	(754,611)

Consolidated statements of cash flows Fiscal year ended on December 31, 2021, 2020 and 2019 (In thousands of Reais - R$)

Loans and financing issued, net of costs	2,893,170	2,933,529	2,194,662
Loans and financing payments	(1,533,575)	(3,748,239)	(793,537)
Derivative premium payment	-	-	(407,322)
Warrants	-	-	12,250
Payments of leases liabilities – aeronautical ROU	(1,431,689)	(1,017,599)	(1,486,230)
Payments of leases liabilities – others	(17,596)	(41,093)	(131,447)
Treasury shares sold	588	-	-
Treasury shares buyback	-	-	(102,417)
Capital increase	420,734	1,180	31,526
Shares to be issued	926	674	584
Dividends and interest on shareholders’ equity paid to non-controlling interests	(260,131)	(63,949)	(210,242)
Acquisition of interest from non-controlling shareholders	(744,450)	-	-
Net cash flows used in financing activities	(672,023)	(1,935,497)	(892,173)

Foreign exchange variation on cash held in foreign currencies	(30,489)	167,196	4,946

Net increase (decrease) in cash and cash equivalents	(176,572)	(982,595)	819,238

Cash and cash equivalents at the beginning of the year	662,830	1,645,425	826,187
Cash and cash equivalents at the end of the year	486,258	662,830	1,645,425

Transactions that do not affect cash are presented in Note 32 of these financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

1.	Operating context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) is a limited liability company incorporated on March 12, 2004 under Brazilian laws. The Company’s bylaws states that the corporate purpose is exercising the equity control of GOL Linhas Aéreas S.A. (“GLA”), which explores regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally; development of loyalty programs; services to maintain and repair aircraft, engines and parts; among others.

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

The Covid-19 pandemic significantly affected the world economy in 2020 and 2021. Responding to growing cases and deaths, many governments set travel bans for millions of people, besides, many places subject people to quarantine measures. The Covid-19 pandemic has also led to a significant volatility in financial and commodity markets around the world.

Throughout this period, the Management had a disciplined capacity and balanced working capital management to ensure the business sustainability, considering the Company’s domestic market position and financial position.

Since the pandemic started, GOL, readjusting its airline network, has had consistent load factors at a level close to 80%, reaching 82.6% in the fourth quarter of 2021, with 97 aircraft operating on December 31, 2021. The flexible business model based on a single type is key to follow fluctuations in demand, observed in more volatile period, with restricted circulation due to the pandemic.

With advances in vaccination and fewer deaths due to the Covid-19 pandemic, the demand for air tickets in the leisure and corporate markets significantly recovered in the second half of 2021 with higher sales indicators and demand for flights in the search platforms. Currently, over 70% of the Brazilian population is fully vaccinated, according to Our World In Data, and people are receiving booster shots in the public health network.

Aligning demand for travel and financial balance, throughout 2021, GOL's operations grew and, in the last quarter, reached over 45,000 take-offs, compared to around 33,000 take-offs in the first quarter of the year. In the fourth quarter, the Company also resumed international flights to Cancún, Punta Cana, Montevideo and Buenos Aires and opened flights to a new domestic destination, Bonito (MS).

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

The Company, through its Executive Committee, which is entirely formed by the management board members, works promptly to support society, monitor demand, and define financial and operational strategies. Following WHO guidelines, the Company is currently working with its ecosystem to help advance the Brazil’s vaccination calendar, which should lead to the resumption of economic activity and also corporate markets of the Brazilian air transportation.

In 2021, GOL maintained the initiative to transport Covid-19 vaccines for free, with GOLLOG and health professionals to work directly in the fight against the pandemic, besides crediting 1,000 Smiles’ miles for each GOL flight, at no cost. There are also active and strict protocols for aircraft hygiene, as well as safety and health, together with actions to reduce human contact throughout the entire chain.

1.1.1	Impacts on the financial statements

As mentioned, the pandemic’s impacts were immediate and severe for the Company, mainly resulting in adjustments to the operational air network, to meet the lower demand and crew availability, which was verified by the lower Company’s net revenue and margins when compared to pre-pandemic periods.

The tables below summarize the adjustments made to these financial statements, as well as the details on each of these items and additional disclosures:

		December 31, 2021
Renegotiation of lease agreements – IFRS 16	(a)	27,701
Provision for post-employment benefits	(b)	41,524

(a)	The Company signed renegotiations of its operating aircraft and engine lease agreements, with no purchase option, including postponement and deferral of payments, postponement of due dates and changes to the amounts due, which led to an increase in the rights of use in PP&E and lease liabilities of R$776,867 and R$749,166, respectively, resulting in a gain of R$27,701.

(b)	Given the abrupt changes in the macroeconomic scenario, the Company updated the actuarial studies that establish obligations from post-employment benefits, and - mainly due to the higher long-term interest rate and loss of plan experience - the balance related to such obligations was reduced by R$41,524 in Other comprehensive income (expense). For further details, see Note 23.

Like all other business organizations, the Company is unable to foresee the duration of the pandemic and the continued extent of the impacts caused by it on future business, results and cash generation. For this reason, when preparing these financial statements, the Management considered the most recent forecasts available, duly reflected in the Company's business plans. In the fiscal year ended December 31, 2021, no adjustment was needed regarding impairments on the Company’s Recoverable taxes, Deferred tax assets, Property, plant & equipment, and Intangible assets.

1.2.	Corporate structure

The corporate structure of the Company and its subsidiaries, on December 31, 2021, is shown below:

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

The Company’s equity interest in the capital of its subsidiaries, on December 31, 2021, is shown below:

Entity	Date of incorporation	Location	Principal activity	Type of control	% of interest in the capital stock in the capital stock
					2021	2020
GAC	March 23, 2006	Cayman Islands	Aircraft acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight transportation	Direct	100.00	100.00
GTX	February 8, 2021	Brazil	Equity investments	Direct	100.00	-
Smiles Fidelidade (c)	August 1, 2011	Brazil	Loyalty program	(c)	-	52.60
Smiles Viagens	August 10, 2017	Brazil	Tourism agency	Indirect	100.00	52.60
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Loyalty program	Indirect	100.00	52.60
Smiles Viajes y Turismo (a)	November 20, 2018	Argentina	Tourism agency	Indirect	100.00	52.60
AirFim	November 7, 2003	Brazil	Investment fund	Indirect	100.00	100.00
Fundo Sorriso	July 14, 2014	Brazil	Investment fund	Indirect	100.00	52.60
Companies in Shareholding:
SCP Trip (b)	April 27, 2012	Brazil	On-board magazine	-	-	60.00

(a)	Companies with functional currency in Argentine pesos (ARS).
(b)	GLA discontinued the investment held in SCP Trip in February 2021.
(c)	In May 2021, GOL transferred direct control (52.60% of the capital) of Smiles Fidelidade to its GLA subsidiary. In June 2021, the Company completes the corporate transaction for the acquisition of non-controlling shareholders. On September 1st 2021, Smiles Fidelidade was merged into GLA, see Note 1.4

The subsidiaries GAC Inc., GOL Finance and GOL Finance Inc. are entities incorporated with the specific purpose of continuing the financial operations and related to the Company's fleet. They do not have an independent management structure and are unable to make independent decisions. Thus, the assets and liabilities of these entities are consolidated in the parent company.

GTX S.A., directly controlled by the Company, is in a pre-operational stage and its corporate purpose is to manage its own assets and participate in the capital of other companies.

Smiles Viagens e Turismo S.A. (“Smiles Viagens”), has as main purpose intermediate travel organization services, by booking or selling airline tickets, accommodation, tourism packages, among others. The subsidiaries Smiles Fidelidade Argentina S.A. and Smiles Viajes Y Turismo S.A., both headquartered in Buenos Aires, Argentina, have the purpose to promote operations of the Smiles Program and the sale of airline tickets in that country.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

The investment funds Airfim and Fundo Sorriso, controlled by GLA, have the characteristic of an exclusive fund and act as an extension to carry out operations with derivatives and investments, so that the Company consolidates the assets and liabilities of this fund in its financial statements.

1.3.	Capital structure and net working capital

On December 31, 2021, the net working capital is negative by R$8,393,753 (negative by R$7,152,865 on December 31, 2020). Despite the renegotiation of short-term loans and financing, there was a higher negative net working capital due to new lease agreements and deferrals, disbursements made to the acquisition of minority interest in Smiles, besides investments and obligations with customers to prepare for the high season in 2022, with a projected operational growth in the coming months. Of the negative net working capital, on December 31, 2021, R$3,969,251 refers to advance ticket sales and the mileage program (R$3,309,301 on December 31, 2020), which are expected to be substantially recognized with services provided by the Company.

On December 31, 2021, the Company also had a deficit attributed to equity holders of the parent company of R$21,053,678 (R$14,407,092 on December 31, 2020). The variation observed in the fiscal year ended December 31, 2021 is mainly due to the impacts related to the pandemic on the Company's operations and the exchange rate, with devaluation of the Real against the U.S. Dollar.

The operations of the Company are sensitive to changes in the economic scenario and to the volatility of the Real, given that around 94.4% of its indebtedness (loans and financing and leases) are exposed to the U.S. dollar (“US$”) and 46.7% of its costs are also pegged to the U.S. currency, and its ability to adjust the price of fees charged from its customers to recapture the change of the US$ depends on the rational (offer) capacity and behavior of competitors.

Over the past five years, Management has taken many measures to adapt the size of GOL’s fleet to demand, matching the supply of seats to the level of demand and thus keeping high load factors, reducing costs and adjusting its capital structure, as well as implementing initiatives to restructure its balance sheet.

In the fiscal year ended December 31, 2021, the Company completed important initiatives to strengthen its capital structure, such as:

•	acquisition of the interest from Smiles’ non-controlling shareholders;

•	issues of additional (retap) Senior Secured Notes of US$450 million;

•	capital increase of R$423 million, led by the Company's controlling shareholders and with interest in the subscription by non-controlling shareholders;

•	fully payment of the remaining balance of its principal amortizable debt, Guaranteed financing, in the amount of R$410 million in principal and interest, with the release of assets in guarantee.

•	concluded the short-term debt refinancing with local banks.

In addition, the Company signed an exclusive codeshare agreement with American Airlines with a US$200 million investment planned to the Company's capital, with effects in the financial information estimated for the first half of 2022 after concluding the transaction, see Note 34.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

These initiatives resulted in an upgrade of the Company's credit rating by Fitch to B- and change in Standard & Poor's credit rating outlook from stable to positive, will also provide better financial flexibility for the Company and preserving liquidity the resumption of the volume of its operations to the high season.

Our financial statements have been prepared on the assumption of the Company as a going concern, which includes the continuity of operations, realization of assets and compliance with liabilities and commitments in the usual course of business, in conformity with the business plan prepared by Management, reviewed and approved by the Board of Directors on February 18, 2022.

Although there is still a substantial uncertainty about how long it will take the airline industry to recover, and that leads to material uncertainty about our ability to continue as a going concern, the financial statements as of December 31, 2021, do not include any adjustment that may result from inability to continue operating.

1.4.	Corporate reorganization

In the fiscal year ended December 31, 2021, the Company concluded the merger of Smiles Fidelidade shares, announced on December 7, 2020.

As a result of the implementation proposed merger of shares approved by the shareholders of Smiles and GOL, on June 4, 2021, Smiles Fidelidade became wholly-owned subsidiary of GLA and, on September 1st, 2021, it was merged into GLA.

The merger included the following steps:

•	exercise of the right of withdrawal, which was exercised on 176 preferred shares of GOL and 28,220 common shares of Smiles, whose total amount of R$299 was settled on May 12, 2021;

•	transfer of control of Smiles Fidelidade S.A. from GOL to GLA, through a capital increase in the amount of R$350,075;

•	incorporation of non-controlling Smiles Fidelidade shares by GLA, issuing preferred shares and redeemable preferred shares of GLA to the shareholders of Smiles Fidelidade, followed by the merger of GLA shares by the Company, with the issue of 22,433,975 new preferred shares, 25,707,301 class B preferred shares and 33,113,683 class C preferred shares, totaling the consideration transferred of R$1,351,289 to acquire the non-controlling interest of R$441,309;

•	redemption of GLA’s and the Company's redeemable preferred shares, with cash payment based on the redemption of the Company's redeemable preferred shares to the shareholders of Smiles Fidelidade, for the total amount of R$744,450; and

•	completion of the transaction with the merger of Smiles Fidelidade by GLA on September 1st, 2021.

1.5.	Compliance program

Since 2016, we have taken several measures to strengthen and expand our internal control and compliance programs, which include:

•	hiring specialized companies to evaluate risks and review internal controls related to fraud and corruption;
•	integrating the compliance and internal controls functions in the same department, which reports directly to our chief executive officer, and has independent access to our board of directors and statutory audit committee;
•	monitoring transactions involving politically exposed persons;
•	improving our supervision procedures of the execution of services hired from third parties;
•	updating our hiring policies and the management of our contracts flows; and
•	reviewing our code of ethics, manual of conduct and several compliance policies, including the mandatory training policy.

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

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

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

We reported the conclusions of the investigation to the relevant authorities and will keep them informed of any developments, as well as collaborate and discuss their analysis with them. These authorities may impose significant fines and possibly other sanctions on us.

1.6.	Acquisition of MAP Transportes Aéreos

On June 8, 2021, GOL signed an agreement to acquire MAP Transportes Aéreos Ltda., a domestic Brazilian airline with routes from Congonhas Airport in São Paulo to regional destinations, considering the Company's commitment to expand the air transportation demand and rationally consolidate in the domestic market as the country's economy recovers from Covid-19.

MAP will be acquired for R$28 million, to be paid upon satisfaction of all closing conditions, through 100,000 preferred shares (GOLL4) at R$28.00 per share and R$25 million in cash to be paid in twenty-four monthly installments. At closing, the Company will assume up to R$100 million in MAP's financial obligations.

This transaction should bring as main benefits: (i) expansion to new routes; (ii) offering higher seat density to historically underserved markets; and (iii) enhancing cost-efficient operations.

On December 30, 2021, through SG Order 1929/2021, the Administrative Council for Economic Defense (CADE) approved the operation without restrictions. The transaction closing is subject to other conditions, which have not yet been fulfilled. Therefore, on December 31, 2021, there are no impacts on the Company's financial statements.

1.7.	Acceleration of fleet transformation

In the fiscal year ended December 31, 2021, the Company started the execution of fleet transformation acceleration plan to replace Boeing 737 NG aircraft with Boeing 737-MAX aircraft.

The Boeing 737-MAX consumes around 15% less fuel and produces around 16% less carbon and 40% less noise, besides having a longer flight range when compared to Boeing 737-NG aircraft.

With the demand’s recovery, the advanced vaccination in several states and markets, operations close to resuming pre-pandemic levels and macroeconomic variables linked to costs due to the exchange rate and mainly the aviation fuel price significantly higher, there is an increased need to accelerate the replacement of the current fleet of 737 NG with the objective of operational efficiency gains.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

In addition, the Company managed to obtain agreements to acquire new 737 MAX aircraft with more favorable conditions compared to the pre-pandemic period, due to new facility lines to finance these aircraft and balance the Company's financing portfolio.

Due to the fleet transformation, the Company will return 737-NG aircraft, with relevant future disbursements estimated, as disclosed in Note 23.2, which may be compensated with deposits disclosed in Note 12. The Company classified as current assets the deposits that it expects to make in the normal course of operations up to twelve months after the balance sheet date.

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

•      cash, cash equivalents and financial investments measured at fair value;

•      derivative financial instruments measured at fair value; and

•      investments accounted for using the equity method.

The Company’s financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 have been prepared assuming that it will continue as going concern, realizing assets and settling liabilities in the normal course of business. Refer to Note 1.3. regarding the substantial doubt of the Company’s ability to continue as a going concern.

As of December 31, 2021, the Company reviewed and changed the presentation of Financial Investments in the statements of financial position and the respective accompanying note, and, accordingly, reclassified the comparative amounts, in order to improve the understandability of the information and comparability between the periods presented, in accordance with IAS 1 – “Presentation of Financial Statements”. The table below presents the amounts reclassified in the statements of financial position as of December 31, 2020:

Statements of financial position - 2020	Previously disclosed	Reclassification	Reclassified
Current assets
Financial investments(*)	628,343	355,769	984,112
Restricted cash	355,769	(355,769)	-
Non-current assets
Financial investments(*)	992	188,838	189,830
Restricted cash	188,838	(188,838)	-
Total	1,173,942	-	1,173,942

(*) Previously denominated Short-term investments

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

3.	Approval of financial statements

The approval and authorization for the issuance of these financial statements took place at the Board of Directors’ meeting held on March 15, 2022.

4.	Summary of significant accounting practices

4.1.	Consolidation

The financial statements include the financial statements of the Company and of the subsidiaries in which the Company has a direct or indirect control. Control is obtained when the Company:

•      has power over the investee;

•      is exposed, or has rights, to variable returns from its involvement with the investee; and

•      has the ability to use that power to affect its returns.

There is generally a presumption that a majority of voting rights results in control. To support this presumption and when the Company holds less than the majority of the voting rights of an investee, the Company considers all relevant facts and circumstances when assessing if it has power in relation to an investee. The Company reassesses if it has control over an investee if facts and circumstances indicate changes in one or more of the three control elements listed above.

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

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

4.4.	Financial investments

In the presentation and measurement of financial assets, the Company considers the provisions of IFRS 9 - “Financial Instruments”, which establishes that financial assets must be initially measured at fair value less costs directly linked to their acquisition. In turn, the subsequent measurement is divided into two categories:

4.4.1.	Amortized cost

Financial investments are measured at amortized cost if both of the following conditions are met:

•      the Company plans to hold the financial asset to collect the contractual cash flows; and

•      the contractual cash flows represent only the payments of interest and principal (“SPPI”).

4.4.2.	Fair value

Financial investments measured at fair value are divided into two categories:

•	through comprehensive income (expenses): this category is applicable when both of the following conditions are met: (i) the Company plans to hold the financial asset to collect the contractual cash flows and sell the asset; and (ii) the contractual cash flows represent SPPI;

•	through profit or loss: considered a residual category, that is, if the Company does not plan to hold the financial asset to collect the contractual cash flows and/or sell the asset, it must be measured at fair value through profit or loss. The Company may also choose, upon initial recognition, to designate the financial asset as measured at fair value through profit or loss, to eliminate or significantly reduce measurement or recognition inconsistencies, called "accounting mismatch". The financial instruments designated at fair value through profit or loss are to eliminate or significantly reduce an accounting mismatch, thus appraised at market value.

Financial Investments assigned as guarantees linked to short- and long-term financial instruments, deposits for leasing operations and other Company operations are disclosed in Note 6.

4.5.	Trade receivables

They are measured based on the invoiced figure, net of allowance for expected loss, and approximate the fair value given their short-term nature. In compliance with IFRS 9 – “Financial Instruments”, the allowance for expected loss on trade receivables accounts was measured through a simplified approach, using historical data, projecting the expected loss over the contractual life, by segmenting the receivables portfolio into groups that have the same receipt pattern and according to the respective maturity terms. In addition, for certain cases, the Company carries out individual analyses to assess the receipt risks.

4.6.	Inventories

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

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

4.7.	Income tax and social contribution

4.7.1.	Current taxes

In Brazil, includes income tax (“IRPJ”) and social contribution on profit (“CSLL”), which are calculated monthly based on the taxable income, after offsetting tax losses and negative social contribution base, limited to 30% of the taxable income, applying the rate of 15% plus an additional 10% for the IRPJ and 9% for the CSLL.

4.7.2.	Deferred taxes

Deferred taxes represent credits and debits on IRPJ’s tax losses and negative CSLL bases, as well as temporary differences between the tax and accounting bases. Deferred tax and contribution assets and liabilities are classified as non-current.

An impairment loss on these assets is recognized when the Company’s internal studies indicate that the future use of these credits is not probable.

Deferred tax assets and liabilities are shown net if there is an enforceable legal right to offset tax liabilities against tax assets. However, for presentation purposes, if related to taxes levied by the same tax authority under the same taxable entity, the balances of tax assets and liabilities that do not meet the legal criterion of realization are disclosed separately. Deferred tax assets and liabilities were measured at the rates that are expected to be applicable in the period in which the asset is realized, or the liability is settled, based on the tax rates and legislation in force on the date of the financial statements.

The forecast of future taxable income on tax losses and negative social contribution base is prepared based on the business plans and are reviewed and approved annually by the Company’s Board of Directors.

4.8.	Rights and obligations with derivative financial instruments

Variations in interest rates, foreign exchange rates and aviation fuel prices expose the Company and its subsidiaries to risks that may affect their financial performance. To mitigate such risks, the Company, through its subsidiaries, contracts derivative financial instruments that may or may not be designated for hedge accounting and, if designated, are classified as cash flow hedge.

Derivatives financial instruments are measured at fair value at recognition and at subsequent reporting dates.

4.8.1.	Derivative financial instruments not designated as hedge accounting

The Company may contract derivative financial instruments that are not designated for hedge accounting when the Risk Management’s purposes do not require such classification. Transactions not designated as hedge accounting have the change in their fair value accounted for directly in the financial results.

4.8.2.	Derivative instruments classified as cash flow hedge

The instruments designated as cash flow hedge have the purpose of protecting future income (expenses) arising from changes in interest rates, fuel prices and foreign exchange rates. The effectiveness of the variations is estimated based on statistical methods of correlation and by the proportion between the hedge’s gains and losses and the variation of the costs and expenses protected. The effective variations in fair value are recorded in the shareholders’ equity in “Other comprehensive income”, up to the recognition of the result of the hedged object. The inefficiencies found in each reporting period are recognized in the financial income (expenses). The hedge transactions recorded in “Other comprehensive income” are net of tax effects.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

4.8.3.	Derecognition and write-off of derivative financial instruments

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

4.9.	Deposits

4.9.1.	Deposits for the maintenance of aircraft and engines

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

4.9.2.	Court deposits

In the course of the lawsuits brought against the Company and on which the legitimacy of the claims is questioned, the Company may be required to make appeals and/or judicial deposits to continue its defense strategy. These amounts are monetarily restated, mostly by inflation indexes, and are characterized as not immediately available resources by the Company, pending a judicial decision.

4.9.3.	Deposits in guarantee and collateral for lease agreements

Deposits and guarantees are denominated in U.S. dollars and updated monthly by the foreign exchange rates, without interest income and are refundable to the Company at the end of the lease agreements.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

4.10.	Property, plant and equipment

Property, plant and equipment, including rotables (spare parts), are recorded at acquisition and/or construction cost. Interest and financial charges directly related to the acquisition, construction or production of a good that necessarily requires significant time to complete are capitalized as part of the cost of the corresponding asset.

Every item of the property, plant and equipment that has a significant cost in relation to the total asset is depreciated separately. The estimated economic useful life of property, plant and equipment, for purposes of depreciation, is shown in Note 14.

The estimated market price at the end of its useful life is the premise used to set the residual value of the Company’s property, plant and equipment. The residual value and useful life of the assets are reviewed annually by the Company. Any variation due to changes in the expectation of using such items results in prospective changes.

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

Additionally, the Company adopts the following treatment for the groups below:

4.10.1.	Prepayments for aircraft acquisition

Refers to prepayments in U.S. dollars made to Boeing for the acquisition of 737-MAX aircraft. Prepayments are converted at the historical rate.

4.10.2.	Lease agreements

Lease agreements are recognized, measured, presented and disclosed in accordance with IFRS 16 – “Leases”. The Company adopts exemptions for lessees, set forth in the standard, for short-term leases, i.e., leases for which the term ends within 12 months or less and leases of "low value" assets, for example, personal computers.

4.10.2.1.	Right-of-use assets

The Company recognizes the right-of-use assets on the starting date of the lease (that is, on the date when the underlying asset is available for use). The cost of right-of-use assets includes the amount of recognized lease liabilities, initial direct costs incurred and lease payments made up to the starting date, less any lease incentives received. The initial measurement of a right-of-use asset also includes an estimate of the costs to be incurred by the Company when returning the underlying asset, restoring the underlying asset to the condition required by the lease terms and conditions. The Company incurs an obligation for these costs, either on the start date or due to using the underlying asset during the term of the contract.

After the start date, the right-of-use are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any new remeasurements of lease liabilities. Right-of-use assets are depreciated on a straight-line basis over the shortest period between the lease term and the estimated useful lives of the assets. In certain cases, if the ownership of the leased asset is transferred to the Company at the end of the lease term or if the cost represents the exercise of a call option, depreciation is calculated using the estimated useful life of the asset.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

4.10.2.2.	Lease liabilities

On the lease’s start date, the Company recognizes lease payments to be made during the lease term, according to the agreement schedule, measured at the present value. Lease payments include: (i) fixed payments (including fixed payments in-substance) less any lease incentives receivable; (ii) variable lease payments that depend on an index or rate and; (iii) expected amounts to be paid under residual value guarantees. Lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payment of fines for terminating the lease, if the lease term reflects the exercise of the option to terminate the lease by the Company.

When calculating the present value of lease payments, the Company uses its incremental loan rate on the starting date when the interest rate implied by the lease cannot be immediately determined.

Variable lease payments that do not depend on an index or rate recognized as expenses in the period in which the event or condition that generates these payments occurs.

After the start date, the value of the lease liability is increased to reflect the time elapsed and, therefore, the increase in interest and reduced for the lease payments made. In addition, the book value of lease liabilities is remeasured if there is a change in leases, considering changes in the lease term, changes in lease payments (for example, changes in future payments resulting from a change in an index or rate used to determine such lease payments) or changes in the valuation of a call option on the underlying asset.

The Company reassess the lease liability whenever certain events occur and recognizes the remeasured balance of the lease liability as an adjustment to the right-of-use asset. However, if the book value of the right-of-use asset is reduced to zero and there is a further reduction in the measured lease liability, the Company recognizes any remaining balance of the remeasured in income (expenses).

4.10.2.3.	Sale-leaseback transactions

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

4.10.3.	Capitalization of expenses with major maintenance of engines, aircraft, landing gear and APU (auxiliary power units)

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

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

4.11.	Intangible assets

4.11.1.	Finite useful life

Intangible assets acquired are measured at the cost of their initial recognition. The useful life of an intangible asset is evaluated as finite or indefinite. Intangible assets generated internally, excluding development costs, are not capitalized, and the expense is reflected in the statement of operations for the fiscal year in which it was incurred.

After initial recognition, intangible assets with finite useful lives are stated at cost, less the accumulated amortization and impairment losses, when applicable.

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

4.11.2.	Indefinite useful life

4.11.2.1.	Goodwill

In this category, the amounts corresponding to the goodwill arising from business combinations carried out by the Company and its subsidiaries are recorded. The goodwill value is tested annually by comparing the book value with the recoverable value of the cash-generating unit. Management evaluates and establishes assumptions to assess the impact of macroeconomic and operational changes, to estimate future cash flows and measure the recoverable value of assets.

4.11.2.2.	Airport operation rights (“Slots”)

In the business combination of GLA and Webjet, slots were acquired, recognized at their fair values on the acquisition date and were not amortized. The estimated useful life of these rights was considered indefinite due to several factors and considerations, including requirements and permits to operate in Brazil and the limited availability of use rights at the most important airports in terms of air traffic volume. The book value of these rights is assessed annually, based on cash-generating unit regarding its recoverable amount or in cases of changes in circumstances that indicate that the book value may not be recoverable.

4.12.	Impairment of non-financial assets

The Company annually reviews internal and external sources of information to assess events or changes in economic and technological conditions, or in operations that may indicate the devaluation of an asset or cash-generating unit.

The recoverable amount of an asset or cash-generating unit is the higher of its fair value less costs of disposal and value in use. When the book value of an asset or cash-generating unit exceeds its recoverable amount, a provision for impairment is recognized.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

When estimating the value in use, estimated future cash flows are discounted to present value, using a pre-tax discount rate reflecting the weighted average cost of capital for the cash-generating unit.

For the purposes of assessing the impairment, assets are grouped at the lowest level for which there is separately identifiable cash flow (Cash-Generating Unit or CGU).

A previously recognized impairment loss is reversed, except on goodwill, only when changes occur to estimates used to calculate the asset's recoverable amount.

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

4.14.1.	Suppliers - factoring

Management carried out a negotiation with suppliers with the purpose of extending payment terms. Accordingly, the Company signed an agreement with financial institutions that allows receivables from its suppliers to be factored. Considering that the anticipation of this receipt with the financial institutions is an option of the suppliers, as well, the Company is not reimbursed and/or benefited by the financial institution with discounts for payment before the maturity date agreed with the supplier, there is no change in the degree of subordination in case of judicial execution.

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

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

4.16.1.	Provision for aircraft and engine return

Aircraft lease agreements regularly provide for contractual obligations establishing conditions for return. The Company makes provisions for the return costs, since these present obligations, arising from past events and which will generate future disbursements, when the amount can be measured with reasonable certainty.

The expenses initial expected basically refer to aircraft reconfiguration (interior and exterior), obtaining licenses and technical certifications, return checks, painting, among others, as established in the agreement. The estimated cost is recorded at the present value in property, plant and equipment. After the initial record, the liability is updated according to the capital remuneration rate estimated by the Company, with a corresponding entry in the income (expenses). Any changes in the estimate of expenses to be incurred are recorded prospectively.

Besides the estimated expenses for aircraft reconfiguration, the lease agreements include provides the aircraft components conditions to be observed when returning the aircraft. This provision depends on the actual use of the aircraft and engines, maintenance events during the contractual period, among others, therefore, it is recorded from the moment the Company has the necessary elements to reliably estimate the expenses to be incurred, considering the period they become a present obligation due to the condition of the engines and components. The Company estimates the provision to return the aircraft and engines at present value when the effect of the time value of money is relevant, based on the end of the lease agreement, when the disbursement will be necessary.

4.16.2.	Provision for tax and labor risks

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

The Company recognizes actuarial assets and liabilities related to the health care plan benefits offered to its employees in accordance with IAS 19 – “Employee Benefits”. Actuarial gains and losses are recognized in other comprehensive income (expenses) based on the actuarial report prepared by independent experts, while the benefits paid directly by the Company, the cost of current service and the cost of interest are recognized in the income (expense) for the fiscal year.

In 2019, Management assessed the impact of not adopting the standard in previous fiscal years and concluded that the effects were immaterial and did not lead to losses to users of the previously disclosed financial statements.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

4.18.	Recognition of revenue

4.18.1.	Revenue from passengers, cargo and ancillary services

Passenger revenue is recognized when air transportation is actually provided. Tickets sold but not yet used are recorded in the item of advance from ticket sales, representing deferred revenue from tickets sold to passengers to be transported at a future date, net of the estimated breakage revenue.

Breakage revenue calculates, on a historical basis, tickets issued that will expire due to non-use, that is, passengers who have purchased tickets and are highly likely not to use them. The calculations are reviewed at least once a year to reflect and capture changes in customer behavior in relation to ticket expiration. It should be noted that future events can significantly change the profile of customers and their historical pattern.

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

Until August 31, 2021, Smiles worked as an agent and complied with its performance liability when miles were redeemed by Smiles Program and exchanged for awards with its partners, recognizing the revenue in the parent company financial information. In the consolidated financial statements, the revenue recognition cycle in relation to the exchange of miles from the Smiles Program for airline tickets is only completed when passengers are effectively transported, so that unrealized profits were properly removed.

After the merger of Smiles Fidelidade by GOL Linhas Aéreas (GLA) on September 1, 2021, revenue from the frequent flyer program with airline products and services became to recognized only at when the flight takes place, as the entity's performance liability becomes solely the flight and related services, with GLA as the entity that controls the said service before transferred to the customer. To exchange rewards with services and products not linked to an entity of the same economic group, GLA, as the entity responsible for the mileage program, remained as an agent and the performance liability is fulfilled when the miles are redeemed by Smiles Program’s members.

As a result of its characteristics, the miles program also provides the possibility of recognizing a breakage revenue. The Company calculates the breakage estimate through the probability of miles that have a high expiration potential to their non-use, considering the behavioral history of Smiles Program’s members.

It should be noted that future events can significantly change the profile of customers and their historical pattern of redemption of miles. Such changes may lead to significant changes in the balance of deferred revenue, as well as in the recognition of breakage revenue reviewed annually.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

4.18.3.	Adoption of hedge accounting to protect future revenues with passengers and ancillary services

In the regular course of its operations, the Company has recurring sales in U.S. dollars (“US$”), mainly as a result of international routes in South, Central, and North America. On August 1, 2019, Management has adopted the cash flow hedge accounting as a way to reduce the volatility for these future foreign currency revenues, which are considered highly probable, as provided for and stated in Paragraph 6.3.1 of IFRS 9 – “Financial Instruments”, using as hedge instruments the lease agreements recorded as a debt due to the adoption of IFRS 16 – “Leases”.

With the adoption of hedge accounting, the foreign exchange gains and losses arising from the lease agreements (hedge instrument) will be accumulated in shareholders’ equity, “Adjustments to equity valuation”, appropriated to the Company’s income (expenses) upon the realization of the revenues from sales in US$.

Hedge accounting derives from the natural hedge of the Company’s operations, portrayed by cash flow (revenues and amortization of debt in US$) and does not represent an increase in financial costs, allowing the elimination of some of the exchange rate volatility in the Company's income (expenses). The final position of shareholders’ equity is not affected by the adoption of this accounting practice. The elements of hedge accounting are: (1) hedged: highly probable sales revenue in US$; (2) hedge instrument: lease contracts linked to the US$; (3) amount designated: (1) hedged object: highly probable sales revenue in US$; (2) hedge instrument: 50 lease agreements linked to US$; (3) designated amount: 60 months of highly probable revenues, totaling US$903,102 at the initial adoption; (4) nature of the hedged risk: exchange rate change; (5) specification of the hedged risk: USD/BRL spot exchange rate change; (6) type of hedge: cash flow.

4.19.	Share-based compensation

4.19.1.	Stock options

The Company offers stock option plans to its executives. The Company recognizes as an expense in the statement of operations, on a straight-line basis, the fair value of the options or shares, calculated on the grant date by the Black-Scholes method, during the period of service required by the plan, as a corresponding entry to the shareholders’ equity. The accumulated expense recognized reflects the Company’s best estimate of the number of shares that will be vested. The expense or revenue from the movement occurred during the fiscal year is recognized in the statement of operations.

The effect of outstanding options is reflected as an additional dilution in the calculation of diluted earnings per share, when applicable.

4.19.2.	Restricted shares

The Company can also offer to its executives a plan to transfer restricted shares, taking place at the end of stipulated deadline from the grant date, as set forth in each program’s plan, provided that the beneficiary has held his/her employment relationship during this period. Such transfer occurs preferably through shares held in treasury.

The impact of any revision of the number of restricted shares that will not be acquired in relation to the original estimates, if any, is recognized in the income (expenses) for the fiscal year, in such a way that the accumulated expense reflects the revised estimates with the corresponding adjustment in the shareholders’ equity.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

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

After the merger of Smiles Fidelidade, revenue from the mileage program with airline products and services became to be recognized only at when the flight takes place, as the obligation now is exclusively air transportation, and the Smiles program is characterized as a way to promote air transportation. Furthermore, the Management does not separately assess the financial income (expenses) of the mileage program.

Therefore the Company’s Management identified one operating segment, air transportation, which meet the quantitative and qualitative parameters of disclosure.

The operations in this segment originate mainly from the subsidiary GLA, for the provision of air passenger transportation services and the main revenue-generating assets are its aircraft. Other revenues originate mainly from cargo operations, loyalty program, maintenance of third-party aircraft and related services such as baggage drop-off, fines for rebooking and cancellation of tickets, among others.

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

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

The exchange rate changes in reais in effect on the base date of these financial statements are as follows:

	Final Rate		Average Rate
	2021	2020	2021	2020
U.S. Dollar	5.5805	5.1967	5.3956	5.1425
Argentinian Peso	0.0543	0.0617	0.0568	0.0622

4.25.	New accounting standards and pronouncements adopted in the current fiscal year

The standards listed below have become valid for annual periods beginning on or after January 1, 2021. The Company decided not to adopt in advance any other standard, interpretation or amendment that has been issued but is not yet in force.

4.25.1.	Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

•	Require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;

•	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued;

•	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.

These amendments had no impact on the consolidated financial statements of the Company. The Company intends to use the practical expedients in future periods if they become applicable.

4.25.2.	Amendments to IFRS 16: Covid-19 related rent concessions

The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic.

As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment was intended to apply until 30 June 2021, but as the impact of the Covid-19 pandemic is continuing, on 31 March 2021, the IASB extended the period of application of the practical expedient to 30 June 2022. The Company chose to evaluate the changes in the contracts as a change to the lease agreement and did not adopt this amendment.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

4.26.	Main accounting estimates and assumptions used

As disclosed in Note 2, Management made judgments that have a significant effect on the amounts recognized in the financial statements, namely:

• ticket and miles breakage revenue (Note 4.18.1 and 4.18.2);

• allowance for expected loss on trade receivables accounts (Note 7);

• annual analysis of the recoverable amount of taxes deferred (Note 11);

• impairment test of maintenance deposits (Note 12);

• useful life of property, plant and equipment and intangible assets with defined useful life (Notes 14 and 15);

• annual impairment test of goodwill and slots (Note 15);

• provision for the return of aircraft and engines (Note 23);

• provisions for post-employment benefits (Note 23);

• provision for tax, civil and labor risks (Note 23);

• share-based compensation transactions (Note 26);

• rights and obligations with derivative transactions (Note 31); and

• fair value of financial instruments (Note 31).

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

The changes are valid for periods beginning on or after January 1, 2023 and must be applied retrospectively. The Company is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

4.27.2.	Definition of Accounting Estimates - Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of ‘accounting estimates’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

The amendments are not expected to have a material impact on the Company’s financial statement.

4.27.3.	Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.

The Company is currently assessing the impact of the amendments to determine the impact they will have on the Company’s accounting policy disclosures.

According to Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the income (expenses) or shareholders’ equity disclosed by the Company.

5.	Cash and cash equivalents

	2021	2020
Cash and bank deposits	116,123	428,812
Cash equivalents	370,135	234,018
Total	486,258	662,830

The breakdown of cash equivalents is as follows:

	2021	2020
Local currency
Private bonds	329,235	170,359
Automatic deposits	40,873	59,936
Total local currency	370,108	230,295

Foreign currency
Private bonds	27	3,723
Total foreign currency	27	3,723

Total	370,135	234,018

6.	Financial investments
	Weighted average rate (p.a.)	2021	2020
Local currency
Government bonds	99.8% of CDI	2,042	22,465
Private bonds	98.1% of CDI	288,056	468,895
Investment funds	55.4% of CDI	12,042	612,507
Total local currency		302,140	1,103,867

Foreign currency
Private bonds	0.2%	33,570	33,620
Investment funds	29.6%	37,979	36,455
Total foreign currency		71,549	70,075

Total		373,689	1,173,942

Current		291,363	984,112
Non-current		82,326	189,830

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

Of the total amount recorded on December 31, 2021, R$333,984 (R$544,607 on December 31, 2020), refer to investments used as guarantees linked to deposits for lease operations, derivative financial instruments, lawsuits and loans and financing. During the fiscal year ended December 31, 2021, the Company used R$198,270 from investments linked to import financing and working capital loans to pay contractual balances for these operations.

7.	Trade receivables

	2021	2020
Local currency
Credit card administrators	200,601	318,869
Travel agencies	439,698	266,086
Cargo agencies	27,418	29,902
Airline partner companies	11,921	8,877
Other	18,852	13,845
Total local currency	698,490	637,579

Foreign currency
Credit card administrators	77,379	77,616
Travel agencies	38,999	13,960
Cargo agencies	211	122
Airline partner companies	27,863	19,464
Other	27,021	9,005
Total foreign currency	171,473	120,167

Total	869,963	757,746

Allowance for expected loss on trade receivables accounts	(19,280)	(18,047)

Total trade receivables	850,683	739,699

The aging list of trade receivables, net of allowance for expected loss on trade receivables accounts, is as follows:

	2021	2020
Not yet due
Until 30 days	607,968	459,338
31 to 60 days	82,132	88,893
61 to 90 days	55,265	33,121
91 to 180 days	33,491	54,832
181 to 360 days	1,096	41,484
Above 360 days	379	256
Total not yet due	780,331	677,924

Overdue
Until 30 days	31,302	10,278
31 to 60 days	5,722	21,677
61 to 90 days	2,172	13,501
91 to 180 days	7,566	11,474
181 to 360 days	8,911	785
Above 360 days	14,679	4,060
Total overdue	70,352	61,775

Total	850,683	739,699

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

The changes in an expected loss on trade receivables are as follows:

	2021	2020
Balance at the beginning of the year	(18,047)	(16,952)
(Additions) Reversals	(1,233)	(1,095)
Balances at the end of the year	(19,280)	(18,047)

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

8.	Inventories

	2021	2020
Consumables	20,585	14,533
Parts and maintenance materials	201,470	181,105
Advances to suppliers	47,530	-
Total	269,585	195,638

The changes in the provision for obsolescence are as follows:

	2021	2020
Balances at the beginning of the year	(12,862)	(14,302)
Additions	(687)	(702)
Write-offs	7,373	2,142
Balances at the end of the year	(6,176)	(12,862)

9.	Advance to suppliers and third parties

	2021	2020
Advance to domestic suppliers	255,024	290,664
Advances to international suppliers	42,524	68,873
Advance for materials and repairs	48,932	48,933
Total advances to suppliers	346,480	408,470

Current	270,342	318,769
Non-current	76,138	89,701

10.	Recoverable taxes

	2021	2020
IRPJ and CSLL prepayments	51,282	109,231
PIS and COFINS to recover (*)	185,827	387,033
Value added tax (VAT), abroad	4,035	3,998
Others	8,223	5,097
Total	249,367	505,359

Current	176,391	186,955
Non-current	72,976	318,404

(*)	During the fiscal year ended December 31, 2021, the subsidiary GLA recorded social integration program (Programa de Integração Social or PIS) and social contribution for financing social security (Contribuição Social para o Financiamento da Seguridade Social or COFINS), extemporaneous tax credits, totaling R$57,422 (R$126,675 in the fiscal year ended December 31, 2020).

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

11.	Deferred taxes

11.1.	Deferred tax assets (liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	December 31, 2020	Statement of operations	Shareholders’ Equity and Others (*)	December 31, 2021
Deferred taxes assets (liabilities) – GOL and Smiles Argentina
Income tax losses carry forward	37,921	12,464	-	50,385
Negative basis of social contribution	13,650	4,487	-	18,137
Temporary differences:
Allowance for expenses loss on trade receivables and other credits	2,004	5,128	-	7,132
Provision for legal proceedings and tax liabilities	(83)	(11)	-	(94)
Others	71	(7)	175	239
Total deferred taxes – assets	53,563	22,061	175	75,799
Deferred taxes assets (liabilities) – GLA and Smiles Fidelidade (**)
Temporary differences:
Derivative transactions	(28,902)	28,400	-	(502)
Breakage provision	(193,498)	(3,748)	-	(197,246)
Slots	(353,226)	-	-	(353,226)
Depreciation of engines and parts for aircraft maintenance	(194,789)	(7,733)	-	(202,522)
Goodwill amortization for tax purposes	(127,659)	(15,638)	-	(143,297)
Provision for doubtful accounts and loss of other credits	201,446	7,695	-	209,141
Provision for legal proceedings and tax liabilities	124,723	119,103	-	243,826
Provision for aircraft and engine return	190,778	119,968	-	310,746
Aircraft leases and others	10,586	73,914	-	84,500
Unrealized gains	69,843	(69,843)	-	-
Others	81,064	(32,895)	-	48,169
Total deferred taxes – liabilities	(219,634)	219,223	-	(411)
Total effect of deferred taxes - Income (Expenses)	-	241,285	-	-

(*)	Exchange rate change recognized in other comprehensive income.
(**)	Smiles Fidelidade was merged by GLA on September 1st, 2021, see Note 1.4

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

The Company’s Management considers that the deferred assets and liabilities recognized on December 31, 2021 from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

The Management estimates that active deferred tax credits, recorded on tax losses and a negative social contribution base, may be realized as follows:

Year	Amount
2022	7,156
2023	26,511
2024	18,581
2025	16,274
Total	68,522

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

	GLA
	2021	2020
Accumulated income tax losses	12,076,378	8,401,388
Potential tax credit	4,105,969	2,856,472

The reconciliation of actual income taxes and social contribution rates for the periods ended December 31, 2021, 2020 and 2019 is as follows:

	2021	2020	2019

Income (Loss) before income tax and social contribution	(7,376,227)	(5,817,293)	388,945
Combined tax rate	34%	34%	34%
Income at the statutory tax rate	2,507,917	1,977,880	(132,241)

Adjustments to calculate the effective tax rate:
Equity method investees	-	(149)	26
Tax rate difference on the results of offshores subsidiaries	(171,981)	(4,734)	(207,565)
Non-deductible expenses, net	(118,734)	(124,577)	(61,219)
Exchange rate change on foreign investments	(82,085)	(174,151)	(101,329)
Interest on shareholders’ equity	-	8,693	8,212
Extemporaneous tax credit	-	-	31,942
Benefit constituted (not constituted) on tax loss, negative basis and temporary differences	(1,942,695)	(1,760,920)	252,567
Total income tax	192,422	(77,958)	(209,607)

Income tax and social contribution
Current	(48,862)	(95,537)	(178,621)
Deferred	241,284	17,579	(30,986)
Total income (loss) taxes	192,422	(77,958)	(209,607)

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

12.	Deposits

	2021	2020
Maintenance deposits	1,000,995	1,032,418
Court deposits	575,917	667,565
Deposit in guarantee for lease agreements	372,114	358,472
Total	1,949,026	2,058,455

Current	191,184	-
Non-current	1,757,842	2,058,455

12.1.	Maintenance deposits

The Company makes deposits in U.S. dollars for the maintenance of aircraft and engines, which will be used in future events as established in certain lease agreements. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

Maintenance deposits do not exempt the Company, as a lessee, from contractual obligations related to the maintenance or the risk associated with operating activities. These deposits can be replaced by bank guarantees or letters of credit (SBLC - stand by letter of credit) as according to the conditions established in the aircraft lease. These letters can be executed by the lessors if the maintenance of the aircraft and engines does not occur according to the review schedule. Several aircraft lease agreements do not require maintenance deposits and have credit bills to ensure the maintenance is carried out in the scheduled periods. Until December 31, 2021, no credit bill had been executed against the Company.

The Company has two categories of maintenance deposits:

•	Maintenance guarantee: Refers to one-time deposits that are refunded at the end of the lease, and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on December 31, 2021 was R$262,061 (R$273,311 on December 31, 2020).

•	Maintenance reserve: Refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On December 31, 2021, the balance referring to such reserves was R$738,934 (R$759,108 on December 31, 2020).

12.2.	Court deposits

Court deposits and blocks represent guarantees of tax, civil and labor lawsuits, kept in court until the resolution of the disputes to which they are related. Part of the court deposits refers to civil and labor lawsuits arising from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees who do not belong to GLA or any related party. Considering that Management does not believe that the Company is legally responsible for such claims and the release of the court deposits has been claimed. As of December 31, 2021, the blocked amounts referring to Varig S.A.'s succession proceedings and third-party proceedings were R$59,990 and R$104,043, respectively (R$77,564 and R$105,320 as of December 31, 2020), the remaining amounts refer to legal proceedings to which the Company is the main party.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

12.3.	Deposits in guarantee for leases agreements

As required by the lease agreements, the Company makes guarantee deposits (in U.S. dollars) to the leasing companies, which may be redeemed if replaced by other bank guarantees or fully redeemed at maturity.

13.      Investments - equity method

13.1.	Breakdown of investments

The investment information is shown below:

	2021	2020
Relevant investment information in SCP Trip
Capital stock	-	1,318
Interest	-	60.00%
Total equity	-	1,359

Adjusted equity	-	815
Net income for the year	-	(732)
Net income for the year attributable to the company’s interest	-	(439)

13.2.	Changes in investments

SCP Trip (1)
Balances on December 31, 2020	815
Write-off	(815)
Balances on December 31, 2021	-
(1)	GLA discontinued the investment held in SCP Trip in 2021.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

14.	Property, plant and equipment

		December 31, 2020							December 31, 2021
	Weighted average rate (p.a.)	Historical cost	Accumulated depreciation	Net opening balance	Additions	Contractual amendments	Depreciation	Write-offs	Net ending balance	Historical cost	Accumulated depreciation
Flight equipment
Aircraft - ROU(1) with no purchase option	17.00%	4,020,709	(1,420,648)	2,600,061	2,446,548	776,867	(654,599)	(4)	5,168,873	7,127,628	(1,958,755)
Spare parts and engines - Own (3) (4)	7.00%	1,964,411	(837,048)	1,127,363	106,343	-	(131,887)	(3,122)	1,098,697	2,062,646	(963,949)
Spare parts and engines - ROU	25.91%	84,329	(47,940)	36,389	48,532	-	(18,606)	-	66,315	129,223	(62,908)
Aircraft and engine improvements	44.14%	3,206,385	(2,282,042)	924,343	266,584	-	(418,170)	(76)	772,681	3,143,372	(2,370,691)
Tools	10.00%	55,821	(28,697)	27,124	1,238	-	(3,843)	(20)	24,499	56,826	(32,327)
		9,331,655	(4,616,375)	4,715,280	2,869,245	776,867	(1,227,105)	(3,222)	7,131,065	12,519,695	(5,388,630)

Non-aeronautical property, plant and equipment
Vehicles	20.00%	11,264	(9,572)	1,692	382	-	(551)	(362)	1,161	11,076	(9,915)
Machinery and equipment	10.00%	62,841	(48,417)	14,424	148	-	(2,529)	(30)	12,013	62,837	(50,824)
Furniture and fixtures	10.00%	32,790	(20,483)	12,307	195	-	(1,959)	(59)	10,484	32,508	(22,024)
Computers, peripherals and equipment	13.33%	49,775	(37,740)	12,035	505	-	(3,755)	(18)	8,767	49,636	(40,869)
Computers, peripherals and equipment – ROU	33.29%	21,992	(15,460)	6,532	1,218	-	(4,791)	-	2,959	23,210	(20,251)
Third-party property improvements	16.18%	183,351	(156,965)	26,386	45	-	(9,904)	(14)	16,513	183,345	(166,832)
Third-party properties - ROU	35.68%	27,867	(15,834)	12,033	-	1,512	(8,781)	(131)	4,633	28,819	(24,186)
Construction in progress		14,837	-	14,837	573	-	-	-	15,410	15,410	-
		404,717	(304,471)	100,246	3,066	1,512	(32,270)	(614)	71,940	406,841	(334,901)

Impairment losses (2)	-	(34,330)	-	(34,330)	7,476	-	-	-	(26,854)	(26,854)	-
Total property, plant and equipment in use		9,702,042	(4,920,846)	4,781,196	2,879,787	778,379	(1,259,375)	(3,836)	7,176,151	12,899,682	(5,723,531)

Advances to suppliers	-	179,092	-	179,092	331,517	-	-	(11,590)	499,019	499,019	-
Total		9,881,134	(4,920,846)	4,960,288	3,211,304	778,379	(1,259,375)	(15,426)	7,675,170	13,398,701	(5,723,531)

(1)	Right of Use (“ROU”).
(2)	Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.
(3)	On December 31, 2021, the balance of spare parts is granted as a guarantee to the Senior Secured Notes 2026, as per Note 16.
(4)	On December 31, 2021, 19 Company's engines are granted as a guarantee to the Spare Engine Facility and the Loan Facility, according to Note 16.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

15.	Intangible assets

The breakdown and changes in intangible assets are as follows:

	Weighted average rate (p.a.)	December 31, 2020						December 31, 2021
		Historical cost	Accumulated amortization	Net opening balance	Additions	Write-offs	Amortization	Net ending balance	Historical Cost	Accumulated amortization
Goodwill	-	542,302	-	542,302	-	-	-	542,302	542,302	-
Slots	-	1,038,900	-	1,038,900	-	-	-	1,038,900	1,038,900	-
Softwares	38.28%	507,734	(345,661)	162,073	152,584	(45)	(74,438)	240,174	508,650	(268,476)
Others	20.00%	10,000	(6,167)	3,833	-	-	(2,000)	1,833	10,000	(8,167)
Total		2,098,936	(351,828)	1,747,108	152,584	(45)	(76,438)	1,823,209	2,099,852	(276,643)

The balances of goodwill and airport operating rights (slots) were tested for impairment on December 31, 2021 and 2020, through the discounted cash flow for each cash-generating unit, giving rise to the value in use, not resulting in impairment.

To establish the book value of each CGU, the Company considers not only the recorded intangible assets but also all tangible assets necessary for conducting business, as it is only through the use of this set that the Company will generate economic benefits.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

In the comparative period, the Company allocated goodwill considering two cash-generating units: GLA and Smiles. After the merger of Smiles Fidelidade by GLA, revenue from the mileage program with airline products and services are recognized only at the moment of the flight takes place, as the entity’s obligation becomes exclusively air transportation and related services, and the Smiles program is characterized as a way to promote air transportation and improve the financial flows for GOL. Thus, on December 31, 2021, the Company operates a single cash-generating unit, considering that revenue depends on different assets that cannot be evaluated separately to measure the value in use.

Air transportation
December 31, 2021
Book value	3,544,950
Value in use	36,535,754

Discount rate	14.84%
Perpetuity growth rate	3.18%

Sensitivity test
10% variation
Value in use	30,481,528
Amendment of the value in use	(6,054,226)

25% variation
Value in use	23,706,460
Amendment of the value in use	(12,829,294)
	Air transportation	Loyalty program
December 31, 2020
Book value	325,381	216,921
Value in use	20,784,520	6,771,427

Discount rate	13.98%	14.72%
Perpetuity growth rate	3.25%	3.25%

Sensitivity test
10% variation
Value in use	17,956,770	6,266,730
Amendment of the value in use	(2,827,750)	(504,697)

25% Variation
Value in use	14,520,245	5,655,353
Amendment of the value in use	(6,264,275)	(1,116,074)

The results obtained were compared with the book value of the cash-generating unit, and, as a result, the Company did not recognize losses in relation to the impairment of its CGUs. No impairment loss has been recorded to date.

The assumptions adopted in the impairment testing of intangible assets are based on internal projections for a five-year period. For longer periods, the Company uses the perpetuity growth rate. The discounted cash flow that calculated the value in use of the cash-generating unit was prepared in accordance with the Company’s business plan and approved by the Company’s Board of Directors.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

The main assumptions taken into consideration by the Company to determine the value in use of the cash-generating unit are:

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

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

16.	Loans and financing

The breakdown of and changes in short and long-term loans and financing are as follows:

			2020										2021
	Maturity	Interest rate p.a.	Current	Non-current	Total	Funding	Unrealized gain (loss) from ESN	Payments	Interest incurred	Interest paid	Exchange rate change	Amortization of costs and premium	Total	Current	Non-current
Domestic currency contracts
Debentures (a)	10/2024	14.06%	440,918	146,170	587,088	574,572	-	(28,333)	60,174	(36,048)	-	7,315	1,164,768	109,519	1,055,249
Working capital - Lines of credit (b)	10/2025	15.47%	239,615	17,275	256,890	40,000	-	(237,588)	17,964	(19,270)	-	-	57,996	48,239	9,757

Foreign currency contracts
Secured funding (c)	06/2021	9.50%	484,113	-	484,113	-	-	(499,663)	17,000	(17,745)	16,295	-	-	-	-
Import financing (d)	07/2022	7.77%	783,659	-	783,659	-	-	(699,899)	27,701	(32,451)	59,024	-	138,034	138,034	-
Financing with Ex-lm Bank collateral (e)	12/2022	2.73%	194,786	49,958	244,744	-	-	(157,641)	2,653	(2,904)	8,132	4,412	99,396	99,396	-
ESN 2024 (f) (1)	07/2024	3.75%	37,960	1,896,854	1,934,814	-	(186,804)	-	200,401	(84,449)	123,690	575	1,988,227	40,764	1,947,463
Spare engine facility (g)	09/2024	2.44%	22,771	197,009	219,780	-	-	(86,020)	5,447	(5,374)	15,642	282	149,757	24,651	125,106
Senior notes 2025 (h)	01/2025	7.00%	98,521	3,340,316	3,438,837	-	-	-	245,419	(241,093)	252,421	9,194	3,704,778	105,797	3,598,981
Senior secured notes 2026 (i)	06/2026	8.00%	1,848	953,802	955,650	2,267,646	-	-	184,034	(184,906)	201,439	28,114	3,451,977	-	3,451,977
Loan facility (j)	03/2028	4.11%	32,566	233,135	265,701	-	-	(22,701)	12,559	(7,584)	20,281	255	268,511	50,471	218,040
Perpetual bonds (k) (2)	-	8.75%	16,522	789,168	805,690	10,952	-	-	72,592	(72,585)	59,937	-	876,586	17,743	858,843
Total			2,353,279	7,623,687	9,976,966	2,893,170	(186,804)	(1,731,845)	845,944	(704,409)	756,861	50,147	11,900,030	634,614	11,265,416

(1)	Exchangeable Senior Notes see Note 31.2.

(2)	On December 31, 2020, includes the removal of related parties, considering the securities issued by Gol Finance, held by GLA, totaling R$10,609. These securities were resold, so there is no elimination in the fiscal year ended December 31, 2021.

(a)	The debentures total R$1.2 billion, considering the following issues: (i) 7th issue: 88,750 bonds by the subsidiary GLA in October 2018, for the early full settlement of the 6th issue; and (ii) 8th issue: 610,217 bonds by the subsidiary GLA in October 2021 to refinance short-term debt. Both issues have an interest rate of CDI+4.5% p.a. The debentures have personal guarantees from the Company and a real guarantee provided by GLA as a fiduciary assignment of certain credit card receivables, preserving the rights to prepay the receivables of these guarantees.
(b)	Issuance of transactions with the purpose maintaining and managing the Company's working capital.
(c)	Backed financing raised by the subsidiary Gol Finance in August 2020, from Delta Airlines, backed by Smiles’ shares and other assets, fully settled in 2021.
(d)	Credit lines with private banks used to finance the import of spare parts and aeronautical equipment. The interest rates negotiated are Libor 3m + 4.40% p.a. and Libor 1m + 3.25% p.a.
(e)	Financing to perform engine maintenance with Ex-Im Bank guarantee, including 4 operations, 3 with maturities in 2021, duly liquidated, and 1 with maturity in 2022.
(f)	Issuance of Exchangeable Senior Notes (“ESN”), by the subsidiary Gol Finance, in March, April and July 2019, totaling US$425 million due in 2024, with holders entitled to exchange them for the Company’s American Depositary Shares ("ADSs").
(g)	Loan backed by the Company's own engines, with maturity in 2024.
(h)	Issuance of Senior Notes 2025 by the subsidiary Gol Finance in December 2017 and February 2018 to buyback Senior Notes and for overall purposes of the Company.
(i)	Issuance of Secured Senior Notes 2026 by the subsidiary Gol Finance in December 2020, May and September 2021, totaling US$650 million due in 2026.
(j)	Loans with a guarantee of 5 engines in total, carried out in June 2018. The contracted rates vary between Libor 6m + 2.35% p.a. up to Libor 6m + 4.25% p.a.
(k)	Issuance of Perpetual Notes by the subsidiary Gol Finance in April 2006 to finance the aircraft’s acquisition.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

Total loans and financing of the consolidated included funding costs and premiums totaling R$250,393 (R$231,421 on December 31, 2020) that will be amortized over the life of their loans and financing. The total also includes the fair value of the derivative financial instrument, referring to the convertibility of the ESN, totaling R$162,568 on December 31, 2021 (R$346,030 on December 31, 2020).

16.1.	New loans and financing contracted during the year ended on December 31, 2021

The renegotiations detailed below were evaluated under IFRS 9 - “Financial Instruments” and did not meet the definitions to derecognize the liabilities (with the original financial liability extinguished and a new financial liability recognized).

16.1.1.	Debentures

16.1.1.1. 7th issuance

On March 26, 2021, the Annual Debenture Holders' Meeting decided to postpone the payment of the Third Series with maturity on March 28, 2021, to April 7, 2021, totaling R$147,913, and suspend the early maturity of the installment of the First Series, also maturing on March 28, 2021, and also totaling R$147,920.

On April 6, 2021, a Meeting of Debenture Holders was held, resolving on transferring part of the First Series that matured in March 2021 to the Third Series, besides postponing the maturity of the Third Series from April 7, 2021 to May 12 2021 with a new compensation of CDI + 4.90%, totaling R$295,833.

On May 11, 2021, a Meeting of Debenture Holders was held to change the maturity of the Third Series from May 12, 2021 to June 26, 2021.

On June 25, 2021, a Meeting of Debenture Holders was held, which resolved to change the maturity of the Third Series from June 26, 2021 to August 10, 2021.

On August 9, 2021, a Meeting of Debenture Holders was held, which resolved to change the maturity of the Third Series from August 10, 2021 to August 25, 2021.

On August 24, 2021, a Meeting of Debenture Holders was held, which resolved to change the maturity of the Third Series from August 25, 2021 to September 28, 2021.

On September 27, 2021, a Meeting of Debenture Holders was held, which resolved to change the maturity of the First and Third Series from September 28, 2021 to October 13, 2021.

On October 11, 2021, a new Meeting of Debenture Holders resolved to change the maturity of the First and Third Series from October 13, 2021 to October 27, 2021.

On October 25, 2021, a Meeting of Debenture Holders resolved to change the maturity of the First, Second and Third Series from October 27, 2021 to October 27, 2024, with a new compensation of CDI + 4.50 % p.a., totaling R$591,666.

On October 26, 2021, 4,250 debentures were repurchased, totaling R$28,333.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

16.1.1.2. 8th issuance

On October 25, 2021, the 8th issue of debentures was carried out, fully used to refinance the short-term debt of facility lines for import financing and working capital, totaling R$620,217 and compensation of CDI + 4.50% p.a. The debentures will mature on October 27, 2024 and payments of principal and interest will be monthly, after a grace period of 1 (one) year for the principal and 6 (six) months for the interests.

Schedule of debenture issuance

Date -	R$ thousand		Interest	Date -
Operation	Principal	Costs	rate (p.a.)	maturity
October 25, 2021	610,217	35,645	CDI + 4.50%	October 27, 2024

16.1.2.	Working capital – Lines of credit

In October 2021, the Company, through its subsidiary GLA, raised funds in this modality, to preserve and manage the company's working capital. Information on such financing is presented below:

Schedule of working capital lines of credit

Date -	R$ thousand	Interest	Date -
Operation	Principal	rate (p.a.)	maturity
October 15, 2021	40,000	CDI + 6.80%	April 13, 2022

During the year ended December 31, 2021, the Company, through its subsidiary GLA, renegotiated the maturities of this type of agreement, preserving the operational guarantees. The main changes made by these renegotiations were the maturity date and interest rate, disclosed next to the movement table.

16.1.3.	Import financing

In the fiscal year ended December 31, 2021, the Company, through its subsidiary GLA, renegotiated the postponement of maturities of this type of agreement, with changes in the interest rate, disclosed in the table above, and keeping the operational guarantees. These operations are intended to finance engine maintenance, import financing to purchase spare parts and aircraft equipment.

16.1.4.	Spare engine facility

During the year ended December 31, 2021, the Company, through its subsidiary GLA, renegotiated changes in the payment flows of this type of agreement, without additional charges.

16.1.5.	Senior secured notes 2026

In May and September 2021, the Company raised Senior Secured Notes, as part of an additional issuance and consolidated of the Senior Secured Notes issued in December 2020, bearing interest of 8.00% p.a. and maturity in June 2026.

Date -	Principal		Costs and premiums		Interest	Date -
operation	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)	rate (p.a.)	maturity
May 11, 2021	300,000	1,569,660	11,997	62,784	8.00%	June 30, 2026
September 28, 2021	150,000	815,910	10,210	55,140	8.00%	June 30, 2026

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

16.1.6.	Loan facility

In the year ended December 31, 2021, the Company, through its subsidiary GLA, renegotiated changes in the payment flows of this type of agreement, with an additional cost for deferred installments of 5.90% p.a.

16.2.	Loans and financing – Non-current

On December 31, 2021, the maturities of loans and financing recorded in non-current liabilities were as follows:

	2023	2024	2025	2026	2026 onwards	Without maturity date	Total
In domestic currency
Debentures	575,591	479,658	-	-	-	-	1,055,249
Working capital – Lines of credit	4,752	2,500	2,505	-	-	-	9,757
In foreign currency
ESN 2024	-	1,947,463	-	-	-	-	1,947,463
Spare engine facility	24,595	100,511	-	-	-	-	125,106
Senior notes 2025	-	-	3,598,981	-	-	-	3,598,981
Senior secured notes 2026	-	-	-	3,451,977	-	-	3,451,977
Loan facility	34,312	35,476	36,727	78,469	33,056	-	218,040
Perpetual notes	-	-	-	-	-	858,843	858,843
Total	639,250	2,565,608	3,638,213	3,530,446	33,056	858,843	11,265,416

16.3.	Fair value

	Book value (*)	Fair value
Debentures	1,164,768	1,201,883
ESN 2024	1,988,227	2,063,123
Senior notes 2025	3,704,778	3,317,285
Senior secured notes 2026	3,451,977	3,435,149
Perpetual notes	876,586	706,803
Other loans	713,694	713,694
Total	11,900,030	11,437,937
(*)	Net total of funding costs.

16.4.	Covenants

The Company has covenants in the Debentures and Senior secured notes 2026.

After the renegotiation of the debentures, the mandatory measurement of the indicators provided for in the deeds of the 7th and 8th issuance will be as of December 2022.

Within the scope of the Senior secured notes 2026, the Company complies with guarantee conditions linked to inventory parts and intellectual property. On December 31, 2021, the Company had GLA’s parts and equipment guaranteed linked to this agreement meeting the contractual conditions.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

17.	Leases

On December 31, 2021, the balance of leases payable includes: (i) R$28,440 relating to variable payments and short-term leases, which fall under the exemption provided for in IFRS 16 (R$16,252 on December 31, 2020); and (ii) R$10,734,544 referring to the present value on this date of future lease payments (R$7,567,940 on December 31, 2020).

The breakdown and changes in the present value of future lease payments are shown below:

	Weighted average rate (p.a.)	December 31, 2020									December 31, 2021
		Current	Non-current	Total	Additions	Contractual amendment	Payments	Clearing with deposits	Interest incurred	Exchange rate change	Total	Current	Non-current
Right of use leases - Without purchase option
Agreements in local currency	11.56%	32,530	14,985	47,515	1,218	1,512	(17,596)	-	5,359	-	38,008	29,456	8,552
Agreements in foreign currency	10.00%	1,268,226	6,252,199	7,520,425	2,503,750	749,166	(1,431,689)	(37,565)	875,267	517,182	10,696,536	1,999,791	8,696,745

Total		1,300,756	6,267,184	7,567,940	2,504,968	750,678	(1,449,285)	(37,565)	880,626	517,182	10,734,544	2,029,247	8,705,297

In the fiscal year ended December 31, 2021, the Company recognized R$48,289 directly in the cost of services, related to short-term leases and variable payments.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

The future payments of leases liabilities agreements are detailed as follows:

	2021	2020
2021	-	2,102,771
2022	2,977,345	1,982,685
2023	2,370,391	1,642,264
2024	1,970,832	1,260,405
2025	1,673,635	1,018,896
2026	1,360,011	823,049
2026 onwards	4,610,635	1,878,460
Total minimum lease payments	14,962,849	10,708,530
Less total interest	(4,199,865)	(3,124,338)
Present value of minimum lease payments	10,762,984	7,584,192
Less current portion	(2,057,687)	(1,317,008)
Non-current portion	8,705,297	6,267,184

During the fiscal year ended December 31, 2021, the Company signed the renegotiations on its operating aircraft and engine lease agreements, with no purchase option, which led to contractual changes regarding the postponement of due dates and monthly payments compared to the original terms of the lease agreements. The Company recorded the update of these renegotiations and remeasured the lease liability since the deferral of the installments will occur based on new payment flows, discount rate and exchange rate on the date of the contractual amendment, as provided for in the current regulations. The year-to-date effects calculated and updated in the fiscal year ended December 31, 2021 were disclosed in Note 1.1.1.

17.1.	Sale-leaseback transactions

During the fiscal year ended on December 31, 2021, the Company recorded a net gain of R$5,913 in the statements of operations from the sale-leaseback transactions of 1 aircraft and 2 engines (R$551,942, from sale leaseback operations of 11 aircraft negotiated in the fiscal year ended December 31, 2020) recognized in income (expenses) in the group of “Other income (expenses), net”.

18.	Suppliers

	2021	2020
Local currency	1,401,093	1,164,193
Foreign currency	497,877	481,001
Total	1,898,970	1,645,194

Current	1,820,056	1,612,536
Non-current	78,914	32,658

19.	Suppliers - factoring

The Company has contracts that allow suppliers to receive their rights in advance from a financial institution. On December 31, 2021, the balance recorded in current liabilities from factoring operations reached R$22,733 (on December 31, 2020 there were no liabilities from this type of operation).

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

20.	Taxes payable

	2021	2020
PIS and COFINS	71,515	23,647
Installment payments	34,213	41,641
Withholding income tax on salaries	32,940	33,011
ICMS	244	472
IRPJ and CSLL payable	366	13
Other	7,172	7,192
Total	146,450	105,976

Current	122,036	73,614
Non-current	24,414	32,362

21.	Advance ticket sales

On December 31, 2021, the balance of advance ticket sales classified in current liabilities was R$2,670,469 (R$2,050,799 on December 31, 2020) and is represented by 7,004,554 tickets sold and not yet used (6,691,911 on December 31, 2020) with an average use of 126 days (102 days on December 31, 2020).

Balances of advance ticket sales are shown net of breakage corresponding to R$226,905 on December 31, 2021 (R$299,188 on December 31, 2020).

On December 31, 2021, the Company has reimbursements to pay related to non-performed transports of R$369,638 (R$253,963 on December 31, 2020), recorded as Other liabilities in current liabilities.

22.	Mileage program

	2021	2020
Mileage program	2,097,432	2,150,914
Breakage	(480,301)	(569,952)
Total	1,617,131	1,580,962

Current	1,298,782	1,258,502
Non-current	318,349	322,460

Breakage consists of the estimate of miles with a high potential to expire without being used. IFRS 15 – “Revenue from Contract with Customers” provides for the recognition of revenue by the estimate (breakage) over the contractual period, therefore, before the miles are redeemed, given that this is not expected before expiration.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

23.	Provisions

	Post-employment benefits	Aircraft and engine return	Legal proceedings (a)	Total
Balances on December 31, 2020	99,549	1,030,915	392,432	1,522,896
Recognition (Reversal) of provision	9,581	1,799,280	659,806	2,468,667
Provisions used	(9)	(288,531)	(218,618)	(507,158)
Amendment of assumptions	(32,562)	-	-	(32,562)
Plan experience	(8,962)	-	-	(8,962)
Present value adjustment	7,842	57,976	-	65,818
Exchange rate variation	-	80,193	(1,570)	78,623
Balances on December 31, 2021	75,439	2,679,833	832,050	3,587,322

On December 31, 2021
Current	-	477,324	-	477,324
Non-current	75,439	2,202,509	832,050	3,109,998
Total	75,439	2,679,833	832,050	3,587,322

On December 31, 2020
Current	-	169,381	-	169,381
Non-current	99,549	861,534	392,432	1,353,515
Total	99,549	1,030,915	392,432	1,522,896
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.

23.1.	Post-employment benefits

The Company offers to its employees’ health care plans that, due to complying with current laws, generate liabilities with post-employment benefits.

The increase in the indicative rates for federal government bonds linked to inflation (NTN-B), with long maturities used to define the discount rate used to calculate post-employment liabilities, as determined by the applicable accounting standards, generated a reduction in the obligation. Besides, the Company had a gain in experience from the lower than expected increase in medical costs in 2021, according to actuarial hypotheses. The amounts referring to the change in the discount rate and experience of the plan were accounted for in Other comprehensive income (expenses).

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

The actuarial assumptions applied when measuring the post-employment benefit are presented below:

Actuarial assumptions	2021	2020
Weighted average of assumptions to determine the defined benefit obligation
Nominal discount rate p.a.	10.59%	7.88%
Actual discount rate p.a.	5.30%	4.23%
Long-term estimated inflation rate p.a.	5.02%	3.00%
HCCTR - Nominal medical inflation rate p.a.	8.43%	6.35%
HCCTR - Actual medical inflation rate p.a.	3.25%	3.25%
Mortality table	AT-2000 loosened by 10%	AT-2000 loosened by 10%
Weighted Average of Assumptions to Determine the Cost (revenue) of the Defined Benefit
Nominal discount rate	7.88%	7.23%
Actual discount rate p.a.	5.30%	4.23%
Long-term estimated inflation rate	3.50%	3.50%
HCCTR - Nominal medical inflation rate p.a.	6.86%	6.86%
HCCTR - Actual medical inflation rate p.a.	3.25%	3.25%
Mortality table	AT-2000 loosened by 10%	AT-2000 loosened by 10%

23.2.	Aircraft and engine return

Such provision considers the costs that meet the contractual conditions for the aircraft and engine return under leases with no purchase rights, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease agreements.

During the fiscal year ended December 31, 2021, the Company started accelerating the fleet transformation plan, as described in Note 1.7. Therefore, the Company reviewed the estimate linked to the provision to return aircraft and engines and recognized an additional provision totaling R$1,622,956, considering the current conditions of the aircraft and engines and the forecast of use until the actual return. These provisions are measured at present value and will be disbursed until the aircraft and engines redelivery.

23.3.	Legal proceedings

On December 31, 2021, the Company and its subsidiaries are involved in certain legal matters from the regular course of their business, which include civil, administrative, tax, social security, and labor lawsuits.

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings, as shown below:

	Probable loss		Possible loss
	2021	2020	2021	2020
Civil	188,500	100,806	55,193	64,181
Labor	475,191	269,297	102,216	238,702
Tax	168,360	22,329	701,556	574,356
Total	832,051	392,432	858,965	877,239

Provisions are reviewed based on the evolution of lawsuits and the history of losses through the best current estimate.

The civil lawsuits are mainly related to compensation claims in general linked to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of matters related to overtime, hazard pay, risk premium and wage differences. The variation presented in the year refers, substantially, to the change in the probability of contingencies loss.

In September 2020, a class action complaint was filed against us and senior management in the federal courts of New York. The plaintiff is claiming alleged losses resulting from alleged misleading disclosure. We are vigorously contesting the complaint and believe that there is no merit to these claims. Consequently, we have not made any provisions related to this matter.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

The Company discusses the non-application of the additional 1% rate of COFINS on imports of aircraft, parts, and components, totaling R$145,986 (R$94,790 on December 31, 2020). In the fiscal year ended December 31, 2021, given the decisions by the Superior Courts considering the legality of charging an additional rate on imports carried out by airlines, the Company reassessed the loss prognosis, reclassifying from possible loss to probable loss of the related debts.

The tax lawsuits presented below were assessed by Management and legal counsel as relevant and with possible risk on December 31, 2021:

•	Tax on Services of Any Nature (ISS), amounting to R$29,812 (R$25,655 as of December 31, 2020) arising from Tax Notices issued by the City of São Paulo against the Company, from January 2007 to December 2010, referring to a possible incidence of ISS on agreements signed with partners. The classification as possible risk arises from the fact that the matters under discussion are interpretative and involve discussions on factual and probative matters. In addition, there is no final positioning of the Superior Courts.

•	Customs fine totaling R$68,917 (R$66,091 on December 31, 2020) related to the Infraction Notices drawn up against the Company for an alleged non-compliance with customs rules related to temporary aircraft importation processes. The classification as possible risk arises from the fact that there is no final position of the Superior Courts on the matter.

•	Goodwill BSSF Air Holdings (“BSSF”), in the amount of R$66,757 (R$65,611 on December 31, 2020) arising from the Infraction Notice filed due to the deductibility of goodwill allocated as future profitability. The classification of possible risk results from the fact that there is no final positioning from the Superior Courts.

•	Goodwill GLA (arising from the acquisition of the former VRG) totaling R$90,716 (R$88,631 on December 31, 2020) arising from the Infraction Notice filed due to the deductibility of goodwill allocated as future profitability. The classification of possible risk results from the fact that there is no final positioning from the Superior Courts.

•	In 2018, the subsidiary Smiles received an Infraction Notice related to 2014 and 2015, drawn up due to: (i) the deductibility of the goodwill allocated as future profitability after the process of merging GA Smiles into Smiles S.A. on December 31, 2013 and (ii) the deductibility of the financial expenses of the debentures issued in June 2014. The amount of R$130,132 on December 31, 2021 (R$126,410 on December 31, 2020) was assessed by Management and legal counsel as a possible risk accepted by the tax authorities, as there are defense arguments in administrative appeal.

•	During the fiscal year ended December 31, 2021, the merged Smiles received a Tax Notice for 2016 and 2017, due to the deductibility of the goodwill allocated as future profitability after the merger of GA Smiles by Smiles S.A. on December 31, 2013. The balance of R$55,428 on December 31, 2021 was assessed by Management and legal counsel as a possible risk, with defense arguments in the administrative appeal.

•	Also in 2021, the Brazilian Federal Revenue Service filed administrative proceedings against the Company due to not approving offsetting social security contribution credits from August 2018 to November 2020. The balance of R$110,915 on December 31, 2021 was assessed by Management and legal counsel as a possible risk, with defense arguments in the administrative appeal.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

There are other tax lawsuits assessed by Management and legal counsel as a possible risk, totaling R$148,879 (R$108,515 on December 31, 2020) which, added to the above lawsuits, total R$701,556 on December 31, 2021 (R$574,356 on December 31, 2020).

24.	Shareholders’ equity

24.1.	Capital stock

On June 4, 2021, the Company's Board of Directors resolved to increase the share capital to R$606,839, due to the corporate reorganization for Smiles’ merger, with the Company issuing 22,433,975 new preferred shares, 25,707,301 class B preferred shares and 33,113,683 class C preferred shares, with class B and C shares redeemed in June, within the approved merger proposal.

On June 15, 2021, the Board of Directors ratified the capital increase of R$422,611 issuing 171,136,137 common shares and 12,581,185 preferred shares, with costs incurred of R$1,877. In this same act, the 171,136,137 common shares were converted into 4,889,603 preferred shares issued by the Company, at the ratio of 35 common shares to 1 preferred share.

Finally, on July 28 and November 8, 2021, the Company's Board of Directors approved the capital increases, totaling R$2,088 and R$15, issuing 430,333 and 1,860 preferred shares, all registered and with no par value, respectively, referring to stock options exercised by employees eligible for the plan, as per Note 26.1.

On December 31, 2021, the Company's share capital was R$4,039,112 (R$3,009,436 on December 31, 2020), represented by 3,178,043,923 shares, with 2,863,682,710 common shares and 314,361,213 preferred shares (3,137,706,967 shares, comprised by 2,863,682,710 common shares and 274,024,257 preferred shares on December 31, 2020). The share capital above is reduced by the costs to issue shares totaling R$157,495 on December 31, 2021 (R$155,618 on December 31, 2020).

The Company’s shares are held as follows:

	December 31, 2021			December 31, 2020
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
Volluto (2)	-	-	-	100.00%	-	23.00%
MOBI (1) (2)	100.00%	32.81%	46.69%	-	37.57%	28.93%
AirFrance - KLM	-	1.35%	1.07%	-	1.55%	1.19%
Path Brazil (2)	-	3.45%	2.74%	-	-	-
Others	-	1.54%	1.22%	-	1.91%	1.47%
Market	-	60.85%	48.28%	-	58.97%	45.41%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
(1)	In the context of the exchangeable senior notes, in 2019 MOBI lent up to 14,000,000 ADSs to Bank of America Corporation, which operates the ADS lending facility, in order to facilitate privately negotiated derivatives transactions or other hedging activities related to the exchangeable senior notes. The ADSs will be returned to MOBI upon maturity of the exchangeable senior notes or upon termination of the ADS lending agreement that it entered into.
(2)	It refers to legal entities controlled by the controlling shareholders (Constantino family). In the fiscal year ended December 31, 2021, Fundo Volluto transferred its common shares to MOBI.

The authorized share capital on December 31, 2021 is R$6 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the Law, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

24.2.	Treasury shares

On December 31, 2021, the Company had 1,217,285 treasury shares, totaling R$41,514 (1,824,034 shares totaling R$62,215 on December 31, 2020). On December 31, 2021, the closing price of the Company's shares was R$17.03 (R$24.94 on December 31, 2020).

24.3.	Interim dividends - Non-controlling shareholders

On March 25, 2021, Smiles Fidelidade's Board of Directors resolved to distribute interim dividends totaling R$500,000, of with R$263,008 were paid to the Company and R$236,992 allocated to non-controlling shareholders and fully paid on April 16, 2021.

25.	Earnings (loss) per share

Although there are differences between common and preferred shares in terms of voting rights and preference in case of liquidation, the Company’s preferred shares do not grant the right to receive fixed dividends. Preferred shares have the economic power and the right to receive dividends 35 times greater than common shares. Accordingly, the Company considers that the economic power of preferred shares is greater than that of common shares. Therefore, the result for the fiscal year attributed to the controlling shareholders is allocated proportionally in relation to the total economic participation of the amount of common and preferred shares.

Basic earnings per share are calculated by dividing the net income for the year attributed to the Company’s controlling shareholders by the weighted average number of all classes of shares outstanding during the year.

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. On December 31, 2021, December 31, 2020 and December 31, 2019, the Company has only one category of potentially dilutive shares (stock option), as described in Note 26. Due to the losses ascertained in the fiscal years ended on December 31, 2021, December 31, 2020 and December 31, 2019, these instruments issued by the parent company have no dilutive effect and therefore were not included in the total quantity of outstanding shares to calculate diluted losses per share.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

The Company's earnings (loss) per share was determined as follows:

	2021			2020			2019
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Numerator
Net loss for the fiscal year attributed to controlling shareholders	(1,560,971)	(5,660,567)	(7,221,538)	(1,377,078)	(4,611,050)	(5,988,128)	(27,269)	(90,004)	(117,273)
Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	295,486		2,863,683	273,967		2,863,683	270,053

Basic loss per share	(0.545)	(19.157)		(0.481)	(16.831)		(0.010)	(0.333)
Diluted loss per share	(0.545)	(19.157)		(0.481)	(16.831)		(0.010)	(0.333)

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

26.	Share-based payments

The Company has two additional compensation plans for its executives: the Stock Option Plan ("Option Plan") and the Restricted Share Plan, both aiming to encourage and align the goals of the Company, managers and employees, and mitigate the risks to generate value for the Company from losing its executives, strengthening their commitment and productivity to long-term results.

26.1.	Stock option plan

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

Grant year	Grant date	Total options granted	Number of options outstanding	Exercise price of the option (in Reais)	Fair value at grant date (in Reais)	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2012	October 19, 2012	778,912	189,324	12.81	5.32 (a)	52.25%	2.26%	9.00%	0.7
2013	May 13, 2013	802,296	211,663	12.76	6.54 (b)	46.91%	2.00%	7.50%	1.2
2014	August 12, 2014	653,130	197,661	11.31	7.98 (c)	52.66%	3.27%	11.00%	2.5
2015	August 11, 2015	1,930,844	541,160	9.35	3.37 (d)	55.57%	5.06%	13.35%	3.5
2016	June 30, 2016	5,742,732	2,626,473	2.62	1.24 (e)	98.20%	6.59%	14.25%	4.4
2017	August 8, 2017	947,767	497,638	8.44	7.91 (f)	80.62%	1.17%	11.25%	5.5
2018	May 24, 2018	718,764	470,544	20.18	12.68 (g)	55.58%	0.60%	6.50%	6.3
2019	December 11, 2019	1,749,223	1,470,356	25.40	12.10 (h)	61.98%	3.17%	9.00%	7.8
2020	July 30, 2020	760,986	614,535	20.57	14.44 (i)	71.37%	0.92%	6.24%	8.6
2021	July 28, 2021	658,189	613,307	21.05	14.44 (i)	74.34%	0.00%	8.85%	9.6
Total		14,742,843	7,432,661	12.90
(a)	The fair value is calculated by the average value from R$6.04, R$5.35 and R$4.56 for the respective vesting periods (2012, 2013 and 2014).
(b)	The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective vesting periods (2013, 2014 and 2015).
(c)	The fair value is calculated by the average value from R$8.20, R$7.89 and R$7.85 for the respective vesting periods (2014, 2015 and 2016).
(d)	The fair value is calculated by the average value from R$3.61, R$3.30 and R$3.19 for the respective vesting periods (2015, 2016 and 2017).
(e)	In 2016, an additional grant of 900,000 shares referring to the 2016 plan was approved. The fair value was calculated by the average value from R$1.29, R$1.21 and R$1.22 for the respective vesting periods (2017, 2018 and 2019).
(f)	The fair value is calculated by the average value from R$8.12, R$7.88 and R$7.72 for the respective vesting periods (2017, 2018 and 2019).
(g)	The fair value is calculated by the average value from R$13.26, R$12.67 and R$12.11 for the respective vesting periods (2018, 2019 and 2020).
(h)	The fair value is calculated by the average value from R$12.90, R$12.32 and R$11.65 for the respective vesting periods (2019, 2020 and 2021).
(i)	The fair value is calculated by the average value from R$15.39, R$14.89, R$14.31 and R$13.64 for the respective vesting periods (2020, 2021, 2022 and 2023)

The price of the Company's share traded on B3 on December 31, 2021 was R$17.03 (R$24.94 on December 31, 2020).

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

The movement of stock options during the fiscal year ended December 31, 2021 is shown below:

	Number of stock options	Weighted average exercise price
Outstanding options on December 31, 2020	7,529,612	11.59
Options granted	658,189	21.05
Options exercised	(140,718)	6.96
Options canceled and adjustments in estimated prescribed rights	(614,422)	20.79
Outstanding options on December 31, 2021	7,432,661	12.90

Number of options exercisable on:
December 31, 2020	5,752,726	10.32
December 31, 2021	6,407,403	12.62

The expense recognized in income (expenses) for the fiscal year corresponding to the stock option plans for the fiscal year ended December 31, 2021 was R$11,482 (R$12,063 for the fiscal year ended December 31, 2020).

26.2.	Restricted stock plan

The Company's Restricted Share Plan was approved on October 19, 2012 at the Extraordinary Shareholders’ Meeting, and the first grants were approved at a meeting of the Board of Directors in the same year. The table below shows the plans that have transferable shares on December 31, 2021.

Grant year	Approval date	Total shares granted	Total vested shares	Average price at grant date
2016	June 30, 2016	4,007,081	-	2.62
2017	August 8, 2017	1,538,213	-	8.44
2018	May 24, 2018	773,463	-	20.18
2020	July 30, 2020	801,311	746,694	20.57
2021	April 30, 2021	858,068	799,556	21.05
Total	December 31, 2021	7,978,136	1,546,250

The movement in the restricted shares for the fiscal year ended December 31, 2021 is as follows:

Total restricted shares
Restricted shares outstanding on December 31, 2020	1,203,483
Shares transferred (*)	(595,976)
Restricted shares granted	858,068
Restricted shares cancelled and adjustments in estimated expired rights	80,675
Restricted shares outstanding on December 31, 2021	1,546,250
(*)	During the fiscal year ended December 31, 2021, the Company transferred 581,499 shares through equity instruments (treasury shares) and the remainder, equivalent to 14,477 shares, was duly settled.

The expense recognized in income (expenses) for the fiscal year corresponding to the stock option plans for the fiscal year ended December 31, 2021 was R$9,469 (R$8,976 for the fiscal year ended December 31, 2020).

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

27.	Transactions with related parties

27.1.	Transportation and consulting services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below, part of the same economic group as the Company:

•	Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, actual until March 9, 2023; and

•	Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, actual until September 30, 2026.

In the year ended December 31, 2021, GLA recognized total expense related to these services of R$4,712 (R$5,779 in the year ended December 31, 2020). On December 31, 2021, the balance payable to related companies, under “Suppliers”, was of R$3,397 (R$3,344 on December 31, 2020).

27.2.	Contracts of UATP (“Universal Air Transportation Plan”) to grant credit limit

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

The companies indicated above are owned by the individuals who control Volutto, Mobi and Path Brazil, the main shareholders of the Company.

27.3.	Commercial partnership and maintenance agreement

On February 19, 2014, the Company signed an exclusive strategic partnership agreement for business cooperation with AirFrance-KLM. On January 1, 2017, the Company signed an extension of the scope for the inclusion of maintenance services. During the fiscal year ended on December 31, 2021, expenses with component maintenance incurred at the AirFrance-KLM workshop were R$81,264 (R$171,290 in the year ended December 31, 2020). On December 31, 2021, the Company has R$99,976 in the “Suppliers” account under current liabilities (R$72,519 on December 31, 2020).

27.4.	Compensation agreement for the provision of guarantee

On October 27, 2020, the Company, through its subsidiary Gol Finance, issued a debt (guaranteed financing) totaling US$250 million, with a guarantee of assets granted by Mobi, by signing the Shares, Assets, and Credit Rights Pledge Agreement and, as a result, will receive a compensation from the Company, according to the terms agreed in the contract. In the year ended December 31, 2021, this debt was fully paid and the guarantees were freed.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

27.5.	Compensation of key management personnel

	2021	2020	2019
Salaries, bonus and benefits (*)	45,014	35,147	69,609
Payroll charges	11,981	13,454	15,813
Share-based compensation	21,798	15,509	8,880
Total	78,793	64,110	94,302

(*)	Includes compensation for members of the Management and audit committee.

28.	Revenue

	2021	2020	2019
Passenger transportation (*)	7,119,086	5,958,848	13,461,470
Cargo transportation	361,648	316,318	411,054
Mileage program	267,344	341,197	446,871
Other revenue	36,866	47,053	113,253
	7,784,944	6,663,416	14,432,648

Related tax	(351,560)	(291,599)	(567,944)
Net revenue	7,433,384	6,371,817	13,864,704

(*)	Of the total amount, R$210,018 for the fiscal year ended on December 31, 2021 made up of the revenue from no-show, rescheduling, ticket cancellation (R$252,730 and R$583,242 for the years ended December 31, 2020 and 2019, respectively).

In the fiscal year ended December 31, 2021, revenues earned in the foreign market represent less than 10% of total revenues (11.4% and 13.7% in the fiscal years ended December 31, 2020 and 2019, respectively).

29.	Financial results

	2021	2020	2019
Financial income
Gain on derivatives	6,424	59,669	84,862
Derivative gains - capped call	13,463	-	-
Gains from financial investments	37,629	182,966	225,535
Inflation indexation	15,349	28,043	42,967
(-) Taxes on financial income (a)	(16,791)	(38,553)	(26,818)
Unrealized gains - conversion right - ESN	186,804	374,994	16,148
Interest income	-	-	7,451
Other	66,591	129,850	39,418
Total financial income	309,469	736,969	389,563

Financial expenses
Loss with derivatives	(3,502)	(428,060)	(86,990)
Derivative losses - capped call	-	(74,728)	(23,229)
Unrealized loss - conversion right	(1,099,653)	(836,596)	(778,557)
Bank charges and expenses	(74,305)	(119,641)	(73,171)
Losses from financial investments	(648)	(65,403)	(111,679)
Interest on leases	(880,626)	(818,529)	(488,278)
Other	(230,893)	(203,235)	(186,361)
Total financial expenses	(2,289,627)	(2,546,192)	(1,748,265)

Foreign exchange rate change, net	(1,561,474)	(3,056,226)	(385,092)

Total	(3,541,632)	(4,865,449)	(1,743,794)

(a)	Relative to taxes on Financial Revenues (PIS and COFINS), according to Decree 8,426 of April 1, 2015.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

30.	Commitments

On December 31, 2021, the Company had 103 firm orders (95 on December 31, 2020) for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The present value of firm orders on December 31, 2021, considering an estimate of contractual discounts, corresponds to around R$21,947,804 (R$16,636,198 on December 31, 2020), equivalent to US$3,932,946 (US$3,201,301 on December 31, 2020), and are segregated as follows:

	2021	2020
2022	2,805,899	-
2023	3,384,587	2,707,544
2024	6,101,396	5,110,707
2025	6,428,138	5,801,193
2026	3,227,784	3,016,754
Total	21,947,804	16,636,198

Of the total commitments presented above, the Company should disburse R$6,989,381 (corresponding to US$1,252,465 on December 31, 2021) as prepayments for aircraft acquisition, according to the financial flow below:

	2021	2020
2021	-	171,935
2022	248,109	1,130,099
2023	1,174,768	2,159,742
2024	2,145,764	2,183,366
2025	2,279,227	837,921
2026	1,141,513	56,283
Total	6,989,381	6,539,346

On December 31, 2021 Company also has the commitment related to the acquisition of MAP Transportes Aereos, as disclosed in Note 1.6.

31.	Financial instruments and risk management

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

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

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

31.1.	Accounting classifications of financial instruments

The accounting classifications of the Company’s financial instruments on December 31, 2021 and 2020 are as follows:

	Measured at fair value through profit or loss		Amortized cost
	2021	2020	2021	2020
Assets
Cash and bank deposits	116,123	428,812	-	-
Cash equivalents	370,135	234,018	-	-
Financial investments	373,689	1,173,942	-	-
Trade receivables	-	-	850,683	739,699
Derivative assets	114,060	128,809	-	-
Deposits (a)	-	-	1,373,109	1,390,890
Other credits and amounts	-	-	189,017	179,160

Liabilities
Loans and financing (b)	162,568	346,030	11,737,462	9,630,936
Leases	-	-	10,762,984	7,584,192
Suppliers	-	-	1,898,970	1,645,194
Suppliers - factoring	-	-	22,733	-
Derivatives liabilities	-	5,297	-	-
Other liabilities	-	-	1,023,700	618,754
(a)	Excludes court deposits, as described in Note 12.
(b)	The amounts on December 31, 2021 and 2020, classified as measured at fair value through profit or loss, are related to the derivative contracted through Exchange Senior Notes.

In the fiscal year ended December 31, 2021, there was no change in the classification between categories of the financial instruments.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

31.2.	Derivative and non-derivative financial instruments

The Company's derivative financial instruments were recognized as follows in the balance sheet:

	Derivatives					Non-derivative
	Fuel	Interest rate	Foreign curency rate	Capped call	ESN	Revenue hedge	Total
Fair value changes
Rights (obligations) with derivatives on December 31, 2020	34,166	-	1,683	87,663	(346,030)	-	(222,518)
Gains (losses) recognized in income (expenses)	-	-	635	19,507	183,462	-	203,604
Gains recognized in equity valuation adjustments	98,821	-	-	-	-	-	98,821
Settlements (payments) during the year	(126,097)	-	(2,318)	-	-	-	(128,415)
Rights (obligations) with derivatives on December 31, 2021	6,890	-	-	107,170	(162,568)	-	(48,508)
Derivative assets – Current	4,936	-	-	-	-	-	4,936
Derivative assets - Non-current	1,954	-	-	107,170	-	-	109,124
Loans and financing	-	-	-	-	(162,568)	-	(162,568)

Changes in the equity valuation adjustments
Balances on December 31, 2020	(164,789)	(303,207)	-	-	-	(843,080)	(1,311,076)
Fair value adjustments during the year	98,821	-	-	-	-		98,821
Adjustments of hedge accounting of revenue	-	-	-	-	-	222,873	222,873
Net reversals to income (expenses)	56,740	6,378	-	-	-	7,463	70,581
Balances on December 31, 2021	(9,228)	(296,829)	-	-	-	(612,744)	(918,801)

Effects in income (expenses)	(56,740)	(6,378)	635	19,507	183,462	(230,336)	(89,850)
Net revenue	-	-	-	-	-	(6,640)	(6,640)
Aircraft fuel	(60,968)	-	-	-	-	-	(60,968)
Financial results - Derivative financial instruments	4,228	(6,378)	635	13,463	186,804	-	198,752
Financial results - Monetary and foreign exchange variations	-	-	-	6,044	(3,342)	(223,696)	(220,994)

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per IFRS 9 – “Financial Instruments”.

On December 31, 2021, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates), and for aeronautical fuel protection and future revenue in U.S. Dollars.

Cash flow hedges are scheduled for realization and, therefore, reclassification to expense according to the following periods:

	2022	2023	2024	2025	2026	2026 onwards
Fuel	(9,228)	-	-	-	-	-
Interest rate	(7,160)	(28,027)	(32,775)	(34,413)	(34,246)	(160,208)
Revenue hedge	(153,258)	(252,662)	(206,824)	-	-	-
Total	(169,646)	(280,689)	(239,599)	(34,413)	(34,246)	(160,208)

31.3.	Market risks

Market risk is represented by the risk of fluctuations in the fair value of a financial instrument’s future cash flows due to variations in the market prices. The main market prices with an impact on the Company are: fuel price, exchange rate and interest rate.

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

The sensitivity analysis of financial instruments was prepared with the purpose to estimate the impact on profit (loss) before taxes and shareholders’ equity on: open derivatives position, currency exposure and interest rates on December 31, 2021 for the market risks considered relevant by the Company's management.

In the probable scenario, in the Company's assessment, the maintenance of market levels was considered, so that there are no impacts on profit (loss) before taxes and shareholders’ equity. The Company also considered the following scenarios in the risk variable:

•	10% deterioration (adverse scenario);
•	25% deterioration (adverse scenario);

The estimates presented do not necessarily reflect the amounts to be ascertained in the next financial statements. The use of different methodologies can have a material effect on the estimates presented.

31.3.1. Fuel

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

The Company has protected, through hedge agreements, 2.2% of its fuel consumption for the fiscal year 2022 and 1.7% for the fiscal year 2023.

The table below shows the sensitivity analysis considering the fluctuation of prices of air fuel priced in U.S. dollars, based on the barrel price on December 31, 2021 at US$75.21:

	Fuel
	Barrel price (in USD)	Impact (in thousands of Reais)
Decline in prices/barrel (-25%)	51.17	(4,361)
Decline in prices/barrel (-10%)	67.69	(1,760)
Increase in prices/barrel (+10%)	82.37	1,621
Increase in prices/barrel (+25%)	85.29	3,701

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

31.3.2. Interest rate

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

The Company is mainly exposed to lease transactions indexed to changes in the interest rate until the aircraft is received. To mitigate such risks, the Company can use derivative financial instruments. On December 31, 2021, the Company and its subsidiaries have open interest derivative agreements

On December 31, 2021, the Company held financial investments and loans and financing with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on December 31, 2021 that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on Income (Expenses) according to the scenarios adopted below:

	Financial investments net of Loans and financing (a)
Risk	CDI rate increase	Libor rate increase
Reference rates	9.15%	0.15%
Exposure amount (probable scenario) (b)	(550,971)	(2,544,529)
Remote favorable scenario (-25%)	14,406	1,113
Possible favorable scenario (-10%)	5,762	445
Possible adverse scenario (+10%)	(5,762)	(445)
Remote adverse scenario (+25%)	(14,406)	(1,113)
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and Libor rates.
(b)	Book balances recorded as of December 31, 2021.

31.3.3. Exchange rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed. The Company is mainly exposed to the exchange rate change of the U.S. dollar.

The Company’s foreign currency exposure is summarized below:

	2021	2020
Assets
Cash and financial investments	153,040	491,258
Trade receivables	171,473	120,167
Deposits	1,373,109	1,390,890
Derivative assets	114,060	128,809
Total Assets	1,811,682	2,131,124

Liabilities
Loans and financing	(10,677,266)	(9,132,988)
Leases	(10,724,976)	(7,536,677)
Suppliers	(497,877)	(481,001)
Provisions	(2,679,833)	(1,030,915)
Derivatives liabilities	-	(5,297)
Total Liabilities	(24,579,952)	(18,186,878)

Exchange rate exposure liabilities	(22,768,270)	(16,055,754)

Commitments not recorded in the statements of financial position
Future obligations resulting from firm aircraft orders	(21,947,804)	(23,269,198)
Total	(21,947,804)	(23,269,198)

Total exchange rate exposure R$	(44,716,074)	(39,324,952)
Total exchange rate exposure - US$	(8,012,915)	(7,567,293)
Exchange rate (R$/US$)	5.5805	5.1967

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

As of December 31, 2020, the Company adopted the closing exchange rate of R$5.5805/US$1.00 as a likely scenario. The table below shows the sensitivity analysis and the effect in income (expenses) of exchange rate fluctuations in the exposure amount of the period as of December 31, 2021:

	Exchange rate	Effect in income (expenses)
Net liabilities exposed to the risk of appreciation of the U.S. dollar	5.5805	22,768,270
Dollar depreciation (-25%)	4.1854	5,692,068
Dollar depreciation (-10%)	5.0225	2,276,827
Dollar appreciation (+10%)	6.1386	(2,276,827)
Dollar appreciation (+25%)	6.9756	(5,692,068)

33.3.4. Capped call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

31.4.	Credit risk

Credit risk is inherent in the Company’s operating and financing activities, mainly in cash and cash equivalents, financial investments and trade receivables. Financial assets classified as cash, cash equivalents, and financial investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies.

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

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

31.5.	Liquidity risk

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

The schedules of financial liabilities held by the Company's financial liabilities on December 31, 2021 and 2020 are as follows:

	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and financing	478,566	156,048	10,373,517	891,899	11,900,030
Leases	1,209,215	848,472	5,159,608	3,545,689	10,762,984
Suppliers	1,820,056	-	78,914	-	1,898,970
Suppliers - factoring	22,733	-	-	-	22,733
Other liabilities	455,251	-	568,449	-	1,023,700
On December 31, 2021	3,985,821	1,004,520	16,180,488	4,437,588	25,608,417

Loans and financing	2,120,462	232,817	6,804,167	819,520	9,976,966
Leases	647,850	669,158	4,763,614	1,503,570	7,584,192
Suppliers	1,612,536	-	32,658	-	1,645,194
Derivatives liabilities	5,297	-	-	-	5,297
Other liabilities	287,275	-	331,479	-	618,754
On December 31, 2020	4,673,420	901,975	11,931,918	2,323,090	19,830,403

31.6.	Measurement of the fair value of financial instruments

To meet the disclosure requirements of financial instruments measured at fair value, the Company and its subsidiaries must group these instruments at levels 1 to 3 based on the observable degree of fair value:

•	Level 1: Fair value measurements are obtained from quoted (unadjusted) prices in identical active or passive markets;
•	Level 2: Fair value measurements are obtained from other variables other than the quoted prices included within Level 1, which are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
•	Level 3: Fair value measurements are obtained from valuation techniques that include variables for the asset or liability but are not based on observable market data (unobservable data).

The following table shows a summary of the financial instruments measured at the fair value of the Company and its subsidiaries, including their related classifications of the valuation method, on December 31, 2021 and 2020:

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

		2021		2020
	Fair value level	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	Level 1	156,996	156,996	59,936	59,936
Cash and cash equivalents	Level 2	329,262	329,262	170,359	170,359
Financial investments	Level 1	2,042	2,042	22,465	22,465
Financial investments	Level 2	83,592	83,592	1,151,477	1,151,477
Derivatives assets	Level 2	114,060	114,060	128,809	128,809
Loans and financing	Level 2	(162,568)	(162,568)	(346,030)	(346,030)
Derivatives liabilities	Level 2	-	-	(5,297)	(5,297)

The fair value of financial instruments measured at amortized cost was not disclosed since the fair value approximates their book value based on the established conditions, mainly due to the short term of maturity of these assets and liabilities. The fair values for loans and financing, which differ from the book balances, in turn, are disclosed in Note 16.

31.7.	Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt. The following table shows the financial leverage:

	2021	2020
Total loans and financing	11,900,030	9,976,966
Total leases	10,762,984	7,584,192
(-) Cash and cash equivalents	(486,258)	(662,830)
(-) Financial investments	(373,689)	(1,173,942)
Net indebtedness	21,803,067	15,724,386

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

32.	Non-cash transactions
	2021	2020	2019
Initial adoption – IFRS 16	-	-	2,436,333
Amortization of debt with investments (Financial investments / Loans and financing)	198,270	-	-
Deposits applied in lease agreements (Deposits / Leases)	41,974	77,009	6,974
Factoring (Suppliers - factoring / Loans and financing)	-	411,457	-
Acquisition of PPE through financing (Property, plant and equipment / Loans and financing)	-	25,974	164,234
Capitalized deposits (Deposits / Property, plant and equipment)	-	39,729	-
Right of use of flight equipment (Property, plant and equipment / Leases)	2,295,903	165,146	957,026
Lease agreement renegotiation (Property, plant and equipment / Leases)	778,379	221,248	-
Sale-leaseback (Property, plant and equipment / Leases)	209,065	289,102	-
Provision for aircraft return (Property, plant and equipment / Provisions)	27,024	-	-
Post-employment benefit actuarial gain (Provisions / Equity valuation adjustments)	41,524	13,921	87,541
Unrealized income (expenses) of derivatives (Derivative assets / Equity valuation adjustments)	328,955	-	30,021
Capital increase issuing shares to non-controlling shareholders (Share capital / Non-controlling interest)	606,839	-	-
Capital reserve recognized	744,450	-	-
Income from treasury shares sold (Treasury shares / Capital reserves)	279	-	-
Treasury shares transferred (Treasury shares / Capital reserves)	19,834	-	-
Effects of change in equity interest (Capital reserves / Non-controling interest)	-	(352)	(649)
Interest on shareholders equity for distribution, net of taxes	-	23,139	-
Dividends	-	-	238,359
Share-based payment (Capital/Share-based payment)	-	-	(31,222)

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

33.	Liabilities from financing activities

The changes in the liabilities of the Company’s financing activities are shown below for the years ended December 31, 2021, 2020 and 2019:

	2021
				Non-cash transactions				Adjustments to the net loss
	Opening balance	Net cash (used in) from financing activities	Net cash used in operating activities	Acquisition of property, plant and equipment under new agreements and contractual amendment	Transaction with Non-controlling shareholders, shares to be issued and sale/transfer of treasury shares	Amortization with related assets	Distribution of interim dividends	Exchange rate changes, net	Provision for interest and cost amortization	Unrealized hedge results	Closing balance
Loans and financing	9,976,966	1,359,595	(704,409)	-	-	(198,270)	-	756,861	896,091	(186,804)	11,900,030
Leases	7,584,192	(1,449,285)	16,652	3,255,646	-	(41,973)	-	517,126	880,626	-	10,762,984
Dividends and interest on shaholders’ equity to pay (1)	23,139	(260,131)	-	-	-	-	236,992	-	-	-	-
Share capital	3,009,436	420,734	-	-	608,942	-	-	-	-	-	4,039,112
Shares to issue	1,180	926	-	-	(2,103)	-	-	-	-	-	3
Treasury shares	(62,215)	588	-	-	20,113	-	-	-	-	-	(41,514)
Capital reserves	207,246	(744,450)	21,578	-	724,337	-	-	-	-	-	208,711

(1)	The amount is recorded in the Other Liabilities group, in current liabilities.

				2020
					Non-cash transactions				Adjustments to the net loss
	Opening balance	Net cash flows from (used in) financing activities	Net cash flows from operating activities	Property, plant and equipment acquisition through financing	Factoring	Variation in variable and short-term liabilities	Deposit in guarantee	Write-off	Exchange rate changes, net	Provision for interest and cost amortization	Contractual amendment	Unrealized income (expenses) on derivatives	Closing balance
Loans and financing	8,409,841	(814,710)	(615,027)	25,974	411,457	-	-	-	2,207,107	727,318	-	(374,994)	9,976,966
Leases	6,052,780	(1,058,692)	(4,530)	454,248	-	18,731	(47,215)	(704,164)	1,833,257	818,529	221,248	-	7,584,192

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

	2019
				Non-cash changes					Adjustments to the net loss
	Opening balance	Net cash flows (used in) from financing activities	Net cash flows from operating activities	Property, plant and equipment acquisition through financing and lease	Maintenance reserve	Escrow deposit	Initial adoption adjustment – IFRS 16	Gains (losses) recognized in other comprehensive income (loss)	Exchange rate variation, net	Interest accrued and cost amortization	Write-offs and contractual amendment	Other results	Closing balance
Loans and financing	6,443,807	1,401,125	(444,006)	164,234	-	-	-	-	313,717	571,681	-	(40,717)	8,409,841
Leases	912,145	(1,617,677)	(23,304)	957,026	(6,498)	(476)	5,370,868	-	241,612	502,544	(283,460)	-	6,052,780
Derivatives	409,662	(407,322)	(43,008)	-	-	-	-	(94,527)	(13,946)	-	-	22,022	(127,119)

Notes to the financial statements Fiscal year ended on December 31, 2021 and 2020 (In thousands of Reais - R$)

34.	Subsequent events

34.1.	American Airlines investment agreement

In February 2022, GOL and American Airlines formalized the definitive agreement through an investment commitment to expand their commercial cooperation and a US$200 million investment by American in 22.2 million new preferred shares to be issued by the Company in a capital increase, representing a 5.2% interest in the economic rights deriving from the Company's shares. The closing of the transaction, including the issuance and payment for the new preferred shares to be issued by GOL, is subject to the usual precedent conditions for this type of transaction, among which is the approval by Administrative Council for Economic Defense in Brazil.

34.2.	Financing for fleet transformation

In January 2022, the Company signed a financing agreement of up to US$600 million with Castlelake LP to finance the acquisition of new 737 MAX 8 aircraft. This transaction will include 10 leases with purchase option, with an interest rate of approximately 6% p.a., and 2 sale-leaseback transactions. The proceeds from the transaction will cover 100% of the new aircraft cost acquisition and will provide additional funds that will be used in costs of returning GOL's 737 NG aircraft. Until now, GOL has already received two aircraft under this contract.

