Form 20-F
period 2022-12-31
Gol Intelligent Airlines Inc.
filed 2023-03-22
CIK 1291733

As filed with the Securities and Exchange Commission on March 21, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 20-F

_______________

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

The number of outstanding shares of each class of stock of GOL Linhas Aéreas Inteligentes S.A. as of December 31, 2022:

2,863,682,710 Common Shares

336,833,571 Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [_] No [X]

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

Large accelerated filer [_]	Accelerated filer [X]	Non-accelerated filer [_]

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

We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts in respect of the year ended December 31, 2022 was R$5.2177 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2022, as reported by the Brazilian Central Bank (Banco Central do Brasil), or the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at the above rate.

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

In this annual report, we use the terms “the registrant” and “GLAI” to refer to GOL Linhas Aéreas Inteligentes S.A., and “GOL”, “Company”, “we”, “us” and “our” to refer to the registrant and its consolidated subsidiaries together, except where the context requires otherwise. The term “GLA” refers to GOL Linhas Aéreas S.A., a wholly owned subsidiary of the registrant (formerly VRG Linhas Aéreas S.A., or VRG). References to “preferred shares” and “ADSs” refer to non-voting preferred shares of the registrant and American depositary shares representing those preferred shares, respectively, except where the context requires otherwise.

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

This annual report is incorporated by reference into our registration statement on Form F-3, filed with the SEC on August 7, 2020 and amended on March 21, 2023.

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

Cautionary Statements about Forward-Looking Statements

This annual report includes forward-looking statements, principally under the captions “Risk Factors,” “Operating and Financial Review and Prospects” and “Business Overview.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting us. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among others:

•	general economic, political and business conditions in Brazil, South America and the Caribbean;
•	the effects of global financial markets and economic crises;
•	management’s expectations and estimates concerning our financial performance and financing plans and programs;
•	fluctuations in crude oil prices and its effect on fuel costs, especially in light of the ongoing conflict between Russia and Ukraine;
•	developments relating to, the economic, financial, political and health effects of, and our ability to timely and efficiently implement any measure necessary in response to, or to mitigate the impacts of any pandemic and resulting government measures;
•	our level of fixed obligations;
•	our capital expenditure plans, including in response to climate change risks;
•	our ability to obtain financing on acceptable terms;
•	our ability to service our indebtedness;
•	inflation and fluctuations in the exchange rate of the real;
•	changes to existing and future governmental regulations, including air traffic capacity controls and regulations related to climate change matters;
•	increases in maintenance costs, insurance premiums and other operating expenses, including fuel costs, that we may not be able to adjust in our ticket prices;

•	changes in market prices, customer demand and preferences, including as a result of climate change, and competitive conditions;
•	cyclical and seasonal fluctuations in our operating results, including as a result of climate change;
•	defects or mechanical problems with our aircraft;
•	our ability to successfully implement our strategy;
•	developments in the Brazilian civil aviation infrastructure, including air traffic control, airspace and airport infrastructure;
•	terrorism incidents, cyber-security threats, disease outbreaks and other health crises or related occurrences affecting the airline industry; and
•	the risk factors discussed under the caption “Item 3. Key Information—D. Risk Factors” in this annual report.

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

According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, Brazil’s gross domestic product, or GDP, sharply contracted by 4.1% in 2020 due to global effects of developments relating to the COVID-19 pandemic and grew by 4.6% in 2021 and 2.9% in 2022. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the use of our products and services and we have been, and will continue to be, affected by changes in the Brazilian GDP.

Political instability may adversely affect us.

Brazilian markets experienced heightened volatility in the last decade due to uncertainties deriving from the ongoing Lava Jato investigation, which is being conducted by the Federal Prosecutor’s Office, and its impact on the Brazilian economy and political environment. Numerous members of the Brazilian government and of the legislative branch, as well as senior officers of large state owned and private companies have been convicted of political corruption of officials accepting bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies.

The ultimate outcome of these investigations is uncertain, but they had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. The development of those unethical conduct cases has and may continue to adversely affect us.

In October 2022, Brazil held elections for President, senators, federal deputies and state deputies. Former President Luiz Inácio Lula da Silva won the election. Uncertainty regarding political developments and the policies the Brazilian federal government may adopt or alter may have material adverse effects on the macroeconomic environment in Brazil, as well as on businesses operating in Brazil, including ours.

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

Recent global developments relating to the ongoing conflict between Russia and Ukraine and, in early 2023, the crisis in global financial systems have generated uncertainty in global capital markets, and U.S. and European stock markets have seen increased price volatility. We cannot predict how these developments will evolve and whether or to what extent they may affect Brazilian capital markets and, consequently, us.

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

Historically, Brazil has experienced high inflation rates, which, together with actions taken by the Central Bank to curb inflation, have had significant adverse effects on the Brazilian economy. According to the IBGE, the annual rate of inflation in Brazil, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, was 4.5% in 2020, 10.1% in 2021 and 5.8% in 2022, respectively.

The base interest rate for the Brazilian banking system is the Central Bank’s Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia) rate, or SELIC rate. The SELIC rate was repeatedly lowered from the October 2016 rate of 14.25% to 2.00% in August 2020 and has since steadily increased. As of December 31, 2020, 2021 and 2022, the SELIC rate was 2.0%, 9.25% and 13.75%, respectively. As of the date of this annual report, the SELIC rate remains 13.75%.

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

In January 2018, Standard & Poor’s downgraded Brazil’s credit rating to BB- with a stable outlook, which it changed to positive in December 2019 and back to stable in April 2020. In June 2021, and in June 2022, Standard & Poor’s reaffirmed its rating. In February 2018, Fitch downgraded Brazil’s credit rating to BB- with a stable outlook, which it affirmed in May 2019. In May 2020, Fitch adjusted its outlook to negative, reaffirmed in May 2021 and July 2022. Since April 2018, Moody’s has maintained Brazil’s credit rating at Ba2 with a stable outlook.

Exchange rate instability may materially and adversely affect us.

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2020 and 2021, the real appreciated against the U.S. dollar and the U.S. dollar selling rate was R$5.197 per US$1.00 as of December 31, 2020 and R$5.581 per US$1.00 as of December 31, 2021, as reported by the Central Bank. In 2022, the real gained value against the U.S. dollar and, as of December 31, 2022, the U.S. dollar selling rate was R$5.218 per US$1.00. There can be no assurance that the real will not depreciate further against the U.S. dollar.

In 2022, 88.2% of our passenger revenue and other revenue were denominated in reais while 47.8% of our total operating costs and expenses were either denominated in or linked to U.S. dollars, such as fuel, aircraft and engine maintenance services and aircraft insurance. The market and resale value of the majority of our operating assets, our aircraft, is denominated in U.S. dollars. As of December 31, 2022, R$21,737.1 million, or 93.7%, of our indebtedness was denominated in U.S. dollars and we had a total of R$7,170.7 million in present value non-cancelable U.S. dollar denominated future lease payments.

Largely because of the ongoing conflict between Russia and Ukraine, Brent oil prices sharply increased from about US$75 per barrel at the end of 2021 to US$128 per barrel in March 2022. Prices remained high throughout 2022 and, as of December 31, 2022, Brent oil was priced at US$85.91 per barrel. It is possible that our U.S. dollar denominated operating expenses will further increase.

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

Risks Relating to Us and the Brazilian Airline Industry

The airline industry is particularly sensitive to changes in macroeconomic conditions, and adverse macroeconomic conditions have and may further materially and adversely affect the airline industry and us.

The airline industry in general, and the industry in Brazil in particular, are sensitive to changes in macroeconomic conditions. Unfavorable macroeconomic conditions in Brazil, a constrained credit market and increased business operating costs reduce spending on both leisure and business travel, as well as cargo transportation. Slowdowns in the Brazilian economy, such as the one faced in 2020 as a result of the COVID-19 global pandemic, adversely affect industries with significant spending in travel, including government, oil and gas, mining and construction, which affect the quality of demand, reducing the number of higher yield tickets we can sell. Unfavorable macroeconomic conditions, which, as of the date of this annual report, persist, may not be counterbalanced by our ability to raise fares to counteract increased fuel, labor and other costs. We cannot predict macroeconomic developments or their impact on us, including exchange rate volatility and increased fuel prices, especially in the context of the ongoing conflict between Russia and Ukraine and as a result of political developments and the policies the new Brazilian federal government may adopt or alter, but we expect to face inflationary pressures and consistently high fuel prices in 2023. Especially because we may not be able to delay paying for significant amounts of our fuel costs and we will likely not be able to adjust fuel costs in our ticket prices, these price increases may materially and adversely affect us.

Unfavorable macroeconomic conditions, a significant decline in demand for air travel or continued instability of the credit and capital markets, especially in light of the crisis in global financial systems in early 2023, could also result in pressure on our indebtedness costs, operating results and financial condition and would affect our growth and investment plans. These factors could also adversely affect our ability to obtain financing on acceptable terms and liquidity generally.

Substantial fluctuations in fuel costs would harm us.

International and local fuel prices are subject to high volatility depending on multiple factors, including geopolitical issues and supply and demand. The price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, affects our fuel costs and constitutes a significant portion of our total operating costs and expenses. The average price per barrel of West Texas Intermediate crude oil was US$39.13, US$67.34 and US$94.33, in 2020, 2021 and 2022, respectively, according to New York Mercantile Exchange – NYMEX data. The average price for 2020 reflects the low prices in the first half of 2020. By year-end 2022, the price per barrel of West Texas Intermediate crude oil was US$80.26. Fuel costs represented 28%, 23% and 43% of our total operating costs and expenses in 2020, 2021 and 2022, respectively.

Because Russia is one of the world’s largest oil exporters, we expect global developments relating to the ongoing conflict between Russia and Ukraine, and resulting export restrictions, to result in a consistently decreased global supply and, consequently, high fuel prices.

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

Our liquidity, cash flows from operations and financings have been and may be adversely affected by exchange rates, fuel prices and the impact of adverse economic conditions in Brazil on the demand for air travel. As of December 31, 2021, our total indebtedness was R$22,663.0 million, as compared to R$23,191.8 million as of December 31, 2022, which increase was mainly due to lease agreements signed in 2022. The average maturity of our loans and financing, excluding our perpetual notes, was 3.4 years as of December 31, 2021 and 2.5 years as of December 31, 2022. We have no significant indebtedness maturing until 2024, but, as of December 31, 2022, we had negative working capital of R$10,867.7 million.

In the past three years, we have taken numerous measures to protect our operations and liquidity, significantly reducing fixed and variable costs, deferring certain lease obligations and rolling over and extending certain debt. We cannot guarantee that our cash preservation and cost reduction initiatives will be sufficient to preserve our liquidity or that creditors will continue to cooperate with us. In addition, our liquidity has adversely affected our operations in the context of recovering demand, as certain of our aircraft remain non-operational due to recent liquidity limitations.

Certain of our indebtedness agreements contain covenants that require the maintenance of specified financial ratios. Our ability to meet these financial ratios and other restrictive covenants may be affected by events beyond our control and we cannot assure that we will meet those ratios. Failure to comply with any of these covenants or payment obligations under our finance and lease obligations could result in an event of default under these agreements and others, as a result of cross default provisions. If we were unable to comply with our indebtedness covenants, we need to seek waivers from our creditors. In December 2022, holders of our outstanding debentures waived our non-compliance with certain financial ratio covenants, which we will have to calculate again as of June 30, 2023. We cannot guarantee that we will be successful in complying with our covenants or in obtaining or renewing any waivers.

Since the beginning of the global pandemic, we have repeatedly deferred and not been paying in full our lease obligations and many other suppliers, which have generally been cooperating with us under deferrals, amendments to our outstanding agreements and alternative payment arrangements. However, we do not know whether or for how much longer our counterparties will continue to cooperate with us.

Our financial statements as of and for the years ended December 31, 2020, 2021 and 2022 contain a going concern emphasis, due in significant part to our negative working capital and more recently to the substantial decline in demand for air travel as a result of the effects of developments relating to the COVID-19 pandemic and the actions taken by the Brazilian government to address it, which are largely out of our control.

The consolidated financial statements included in this annual report have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. However, we currently operate with a significantly negative working capital, and there is significant uncertainty about our ability to continue as a going concern. Our independent registered public accounting firm in each of 2020, 2021 and 2022, in its report on our consolidated financial statements as of and for the years ended December 31, 2020, 2021 and 2022, expressed substantial doubt regarding our ability to continue as a going concern.

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

Following two accidents involving Boeing 737 MAX aircraft, regulators grounded the aircraft in March 2019, and we resumed our operations of the 737 MAX in November 2020. As our operations have been designed around the single fleet model, if there is any future grounding of the MAX aircraft or if there are additional delays in delivery of our ordered aircraft, we may face increased maintenance costs, experience operational disruptions and decreases in customer ratings, be unable to realize our expected fuel cost efficiencies, incur increased aircraft lease costs and risk facing a shortage of available aircraft, which may limit our growth plans and the execution of our long-term strategy.

Our reliance on single suppliers for our aircraft and engines means that any of these developments relating to Boeing 737 MAX aircraft or CFM engines would materially and adversely affect us.

Changes to the Brazilian civil aviation regulatory framework, including slot distribution rules, fare restrictions, fees associated with civil aviation and regulations relating to climate change, may adversely affect us.

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

As of the date of this annual report, there are ongoing privatizations of two of the most important airports for our operations: Congonhas (São Paulo) and Santos Dumont (Rio de Janeiro). We cannot foresee how these privatizations will affect our operations. In addition, we cannot foresee changes to the Brazilian civil aviation regulatory framework, which could increase our costs, change the competitive dynamics of our industry and adversely affect us, including as discussed in “—We operate in a highly competitive industry.”

In addition, the airline industry is subject to potential increased regulation to address climate change, including aimed at reducing carbon emissions. Compliance with more stringent environmental regulations may require significant capital expenditures and add pressure to our liquidity, while failure to comply with existing or future regulations or to otherwise manage the risks of climate change effectively could otherwise materially and adversely affect us.

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

We have significant costs, relating primarily to leases for our aircraft and engines. As of the date of this annual report, we have significant accumulated lease obligations that were deferred in the context of the COVID-19 global pandemic. In addition, as of December 31, 2022, we had aircraft purchase commitments with Boeing for an aggregate present value of R$20,574.8 million (US$3,943.3 million) for deliveries through 2026. Our accelerated return of Boeing 737 Next Generation aircraft as part of our fleet renewal plan also requires significant cash expenditures. We expect that we will incur additional fixed obligations and indebtedness as we receive the new aircraft and other equipment to implement our strategy.

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

In 2022 and 2023 to-date, our liquidity has adversely affected our operations in the context of recovering demand, as certain of our aircraft remain non-operational due to recent liquidity limitations.

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

As a result of the competitive environment, there may be further changes in the Brazilian and global airline industry, whether by means of acquisitions, joint ventures, partnerships or strategic alliances. We cannot predict the effects of further consolidation on the industry. For example, in May 2020, LATAM Airlines Group and Avianca Holdings S.A., the two largest Latin American airlines at the time, filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, with the former emerging from bankruptcy proceedings in November 2022 and the latter in December 2021, in each case with significant liquidity. Consolidation in the airline industry and changes in international alliances will continue to affect the competitive landscape in the industry and may result in the formation of airlines and alliances with greater financial resources, more extensive global networks and lower cost structures than we can obtain.

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

One of the key elements of our business strategy and an important element of the low-cost carrier business model is to maintain a high daily aircraft utilization rate, which we measured as 9.6 block hours per day in 2020, 10.0 block hours per day in 2021 and 11.0 block hours per day in 2022. High daily aircraft utilization, which we were not able to maintain during the COVID-19 global pandemic, generally allows us to generate more revenue from our aircraft and dilute our fixed costs and is achieved in part by operating with quick turnaround times at airports so we can fly more hours on average in a day. Our rate of aircraft utilization could be adversely affected by a number of different factors that are beyond our control, including, among others, air traffic and airport congestion, adverse weather conditions, including as a result of climate change, and delays by third-party service providers relating to matters such as fueling and ground handling.

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

Our controlling shareholders have the power to, among other things, elect a majority of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and dispositions and the timing and payment of any dividends. The chairman of our board of directors, Constantino de Oliveira Junior, has since our inception been the fundamental figure of our company, and has directed our company initially as its chief executive officer, and, since 2012, as the chairman of our board of directors. As of December 31, 2022, the Constantino family, which indirectly controls us, held 53.9% of the economic interest in us. A difference in economic exposure may intensify conflicts of interests between our controlling shareholders and you. See “Item 9. The Offer and Listing—C. Markets—Corporate Governance Practices.”

For information on recent changes to our shareholding structure, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

Risks Relating to the ADSs and Our Preferred Shares

The relative volatility and illiquidity of the Brazilian securities markets, and securities issued by airlines in particular, may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. As of December 31, 2022, the ten largest companies in terms of market capitalization represented 46.3% of the aggregate market capitalization of the B3.

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

Overview

GOL is one of Brazil’s largest domestic airlines by market share, one of the largest low-cost carriers globally and the leading low-cost carrier in South America. We pioneered the low-cost carrier model in South America and believe we offer the best product and customer experience to business and leisure passengers. As a result of our experienced management, we believe we have built a resilient airline capable of maintaining sustainable competitive advantages throughout the business cycle.

Our strategy and business model allow us to adapt our supply to fluctuations in demand. Since our inception in 2001, we have had a strategic focus on sustainability and have been preparing ourselves to successfully operate in highly competitive business environments. Throughout 2022, we worked proactively with our stakeholders to further strengthen our position as the #1 airline in Brazil.

Founding

GOL was founded in 2000 and initiated operations in 2001, when entrepreneur Constantino de Oliveira Junior pioneered the low-cost carrier concept in Brazil. Constantino de Oliveira Junior has been key to GOL’s success, first as chief executive officer and, since 2012, as chairman of our board of directors. He continues to be the leading figure at GOL, both in helping set strategic direction and in his close supervision of and daily interaction with senior management. As of December 31, 2022, the Constantino family, which indirectly controls us, held 53.9% of the economic interest in us. Our corporate governance practices include a board of directors with a majority of independent members, a highly experienced executive management team and an independent audit committee.

GOL Effect

From our launch in 2001 until today, we have been a major driver behind passenger growth in Brazil. Between 2001 and 2019, Brazil’s domestic passenger market grew 3.2x, from 30.8 million passengers in 2001 to 95.3 million in 2019 (in 2022, there were 82.2 million domestic passengers). In the same period, Brazil’s international passenger market increased 4.1x, from 3.8 million passengers in 2001 to 9.1 million passengers in 2019 (in 2022, there were 4.2 million international passengers), excluding international carriers.

Much of this growth can be directly attributed to GOL and our low-cost carrier model. Our passenger market share in the domestic air transportation market, as measured by RPKs, increased from 4% in 2001 to 34% in 2022. We have transported more than 500 million passengers since we began our operations.

Importance of Air Transportation in Brazil

Brazil is geographically similar in size to the continental United States and, according to IATA’s 2018 data, Brazil is the sixth largest domestic airline market in the world, after the United States, China, India, Indonesia and Japan. Brazilian domestic air passenger demand grew 40% in 2022 following developments relating to the COVID-19 global pandemic in 2020 and 2021.

Competitive Strengths

We believe we are one of the most sustainable Latin American carriers, based on our unique business model and competitive strengths:

•	Lowest Cost and Strongest Operating Margins:
o	Since inception, we have had the lowest operating costs of any Brazilian airline, with a CASK ex-fuel of R$31.87 cents in 2021 and R$20.48 cents in 2022, and we have one of the lowest cost models among airlines globally.
o	We have had for many years one of the highest EBITDA margins among our Latin American peers.
o	Our fleet of Boeing 737 aircraft provides operational advantages that make it optimally suited for our low-cost carrier model.

•	Flexible, Single Fleet Type:
o	Our single fleet strategy provides significant operational flexibility. In 2019, we had best in class aircraft utilization, with 12.3 block hours per day, one of the highest in the world. Our aircraft financings are structured for maximum operational flexibility. During the COVID-19 pandemic, we were able to maintain our high block hours at 9.6 in 2020 and 10.0 in 2021, due to the reduction in our operating fleet, and 11.0 in 2022 in light of demand recovery. We retain full optionality to extend leases or return aircraft at maturity, providing significant flexibility in managing our fleet size.
o	As of December 31, 2022, our total fleet comprised 146 Boeing 737 aircraft, of which 108 were Next Generation aircraft and 38 were MAX aircraft – 142 are under operating leases, which provides us with important operational flexibility in light of recovering demand for air travel. As of the date of this annual report, certain of our aircraft remain non-operational due to recent liquidity limitations. We have accelerated our fleet transformation plan in order for MAX aircraft to comprise 50% of our total fleet by 2024. As part of this plan, in August 2021, we entered into purchase agreements for 28 additional MAX aircraft to replace Next Generation aircraft. Of these 28 new aircraft, four have been and six will be purchased under finance leases, which represents our return to finance leased aircraft since 2013. We believe the addition of finance leased aircraft presents an opportunity to optimize our capital structure and the financial sustainability of our fleet management.
o	We had an average operating fleet of 103 aircraft in 2022, representing 141.1% and 145.1% of our average operating fleet in 2021 and 2020, respectively.
o	In early 2022, there was a surge in the number of reported COVID-19 cases, as a result of which our peers, in Brazil and globally, cancelled more than 1,500 flights. Through our flexible business model based on a single fleet type, we did not suffer an operational impact and maintained 99% of our scheduled flights and market leadership in domestic routes. Throughout 2022, flights across our network resumed and our operations normalized at close to pre-pandemic levels, having reached, in the fourth quarter of 2022, 86% of our capacity, as measured by ASKs, in the same period in 2019.
o	Since 2001, we have forged a deep relationship with Boeing, allowing us to obtain favorable terms for the pricing and delivery of aircraft. Attractive pricing, together with our financing strategy, allow us to create significant value in our aircraft acquisitions.
•	Highest Load Factors and Passenger Capacity: Our load factor has been best-in-class in Brazil for many years. Even during the peaks of the pandemic, in April and May 2020 and in February and March 2021, with a largely reduced fleet and flight network, we reported load factors above 75%. In 2020, although our total demand decreased 51.9%, as compared to 2019, we were the only airline in Brazil that kept our average load factor at 80.0%, due to our fleet size flexibility. In 2021, in the context of recovering demand as compared to 2020, we increased our average load factor by 1.9 percentage points. In 2022, our load factor was 80.0%. Our single fleet model and proactive fleet management increased our fleet flexibility, which allowed us to follow varying demand levels for flights without meaningfully impacting our load factors.
•	Dominant Market Position in Key Airports: We are the largest player in two of the ten busiest airports in Brazil, with an average market share in 2022 of 40.6%, and we were the leading airline in 26.7% of the 30 largest airports in Brazil in 2022, which together represented 92.5% of Brazilian domestic passenger air traffic.
•	Meaningful ESG Track Record and Initiatives: Since 2010, we have prepared annual sustainability reports based on Global Reporting Initiative guidelines, an international standard for reporting environmental, social and economic performance. By adopting these parameters and providing related data to the public, we are reinforcing our accountability with various stakeholders through added transparency and credibility. Among our initiatives are our voluntary adherence, since 2016, to the carbon pricing leadership coalition, which is a global initiative to price carbon emissions, as well as multiple campaigns and associations dedicated to promoting best ESG practices both in the airline industry and generally. From 2017 to 2019, we had the lowest indicator of CO2 emissions by capacity (measured as metric tons of CO2/ASK) among the main global airlines. Our ESG strategy is directly linked to our fleet plan as our accelerated fleet transformation to Boeing 737 MAX aircraft is a key component of our goal to reach carbon neutrality by 2050. Boeing 737 MAX aircraft consume 15% less fuel and produce 16% fewer carbon emissions and 40% less noise than the Boeing 737 Next Generation aircraft that we are replacing. The 23,000 flight hours that we have flown so far with Boeing 737 MAX aircraft since 2019 through 2021 have saved 9.7 million liters of jet fuel and emitted 24,300 fewer tons of greenhouse gas emissions. In addition, we maintain social initiatives relating to our workforce, customer satisfaction and safety, as well as governance initiatives through leadership, committees, policies and shareholder meetings. We promote diversity and inclusion groups to address racial and gender equity, as well as LGBT+, accessibility, ageism and environmental matters.

•	Highest Ranking in Customer Service: We have made a significant investment in our product offering, including features such as loyalty program integration, onboard service, onboard entertainment and comfortable seats, among others. We believe we offer more complete products and services than any other leading global low-cost carrier, allowing us to capture the largest portion of premium business and economy leisure customers. Both groups of customers value the experience we offer, allowing us to extract higher yields and a leading share of customer wallet. We are a leader in technology development and digital solutions, enabling us to offer the best passenger experience, with a Net Promoter Score of 41 in 2022.
•	Best Route Network and Global Partnerships: We have a highly integrated network, operating the most flights at Brazil’s busiest airports. Before the COVID-19 pandemic commenced in Brazil, we were, in 2019, the largest Brazilian airline with over 36 million annual passengers transported and a domestic market share of 38.0%, as measured by RPKs. In 2022, our domestic market share was 33.7%. We operate the leading Brazilian airline loyalty program, with 20.5 million members as of December 31, 2022. We have entered into 14 codeshare agreements, 15 frequent flyer agreements and 38 interline agreements, allowing our customers to connect seamlessly to 214 airports around the world. Our expanded commercial cooperation with American Airlines, the leading provider of air service between the United States and Brazil, through an exclusive codeshare agreement and a US$200.0 million equity investment in us in 2022, strengthened the relationship between the two airlines.
•	Domestic Market Focus: Our network of flights has always been focused on national and regional routes within South America and Brazil, which are returning to normal levels of traffic faster than inter-continental routes prioritized by our Brazilian competitors. In addition, as recovery in the demand for international air travel lags behind domestic air travel, we are particularly well-positioned to take advantage of the recovery in Brazilian passenger air travel.
•	Leading Loyalty Program: Our loyalty program Smiles is one of the largest coalition loyalty programs in Brazil, with 20.5 million members as of December 31, 2022. Our Smiles business model is based on a pure coalition loyalty program comprising a single platform for accumulating and redeeming miles through a broad network of commercial and financial partners. Our Smiles business provides us with significant revenues derived from the redemption and expiration of miles. In addition, Smiles provides an incentive for customer air travel bookings, thereby boosting ticket sales and our number of repeat customers.
•	Leading Cargo Business: We are Brazil’s third largest cargo airline with a 27.8% market share in 2022 as measured by ATKs, and our cargo revenues increased 46.7% in 2022, as compared to 2021, representing 3.4% of our gross revenue in 2022. Through GOLLOG, we generate cargo revenue through the use of cargo space on regularly scheduled passenger aircraft. Our cargo business has grown at higher rates than our passenger travel business, in large part because we count with an excellent and diversified base of clients in the B2B segment and e-commerce markets, and are well-positioned to support this market’s expected growth as we forge and strengthen our client relationships. We are committed to delivering quality logistics solutions and believe our cargo business will be an increasingly important contributor to our financial performance.
•	Leading MRO Service Provider: GOL Aerotech is our business unit dedicated to providing MRO services, including to third parties. We have 15 years of experience providing maintenance, preventive maintenance and modifications on our aircraft. GOL Aerotech represents an important cost saving source for us as we are able to rely on local workforce instead of relying on other maintenance providers that would expose us to exchange rate variations and higher market pricing. Our local maintenance services also reduce our repair and logistics costs, as well as engine off-time and replacement time, and support our sustainability efforts as we do not have to transport aircraft to third-party maintenance facilities. We have expanded our MRO services to other airlines and what began as a cost-saving initiative has become a revenue generating opportunity. As of the date of this annual report, we have three maintenance units (Confins, Brasília and Congonhas) and continue to seek expansion opportunities for our GOL Aerotech business.

•	GOLLabs: GOLLabs is our innovation business dedicated to researching and developing new technologies and services to generate new revenues and reduce costs, including by optimizing our pricing and route strategies and enhancing our customer experience through initiatives such as face recognition technology to facilitate check-in and boarding procedures, media streaming partnerships to provide enhanced entertainment options and a customer service platform through mobile chat applications, among others. GOLLabs is responsible for the entire lifecycle of the development of an innovative concept, including market testing and analytics and implementation and training, and plays a key role in creating value in our other business lines.

Throughout the challenging last three years we maintained steady liquidity by optimizing our capital structure.

We entered into discussions with key suppliers to reduce our costs and adjust them to our revised network and fleet profiles. We were able to make significant adjustments to our working capital by extending our payment terms and managing other current assets and liabilities. In December 2022, we issued two series of secured notes in an aggregate principal amount of US$196.0 million. The notes were issued in exchange for full satisfaction, at 100% of face value, of certain aircraft leasing payment obligations that were under deferral agreements, among other obligations that the participating aircraft lessors chose to exchange for the notes.

We manage our business by matching cash inflows with outflows in an efficient manner. As of December 31, 2022, we had approximately R$1.5 billion in total liquidity and, including financeable amounts of deposits and unencumbered assets, our potential liquidity sources reached approximately R$3.5 billion. We will continue to seek to manage our negative working capital of R$10.8 billion, as of December 31, 2022, by reducing costs and rolling over and deferring short-term obligations with our suppliers and counterparties, most of which have been supportive of GOL. For further information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and the Brazilian Airline Industry—We may not be able to maintain adequate liquidity and our cash flows from operations and financings may not be sufficient to meet our current obligations.”

Operating Data Highlights

The following tables set forth our main operating performance indicators as of the dates and for the periods presented:

	December 31,
	2020	2021	2022

Operating aircraft at year end	127	132	110
Total aircraft at year end	127	135	146
Revenue passengers carried (in thousands)(1)	16,701	18,848	27,269
RPKs (in millions)(1)	20,128	22,237	32,628
ASKs (in millions)(1)	25,144	27,132	40,789
Load factor	80.1%	82.0%	80.0%
Aircraft utilization (block hours per day)	9.6	10.0	11.0
Average fare (R$)	345	357	504
Passenger revenue yield per RPK (R$ cents)	28.7	30.9	43.4
PRASK (R$ cents)	23.0	25.4	34.7
RASK (R$ cents)	25.3	27.4	37.3
CASK (R$ cents)	29.1	41.5	35.9
CASK ex-fuel (R$ cents)	21.1	31.8	20.5
Adjusted CASK (R$ cents)(2)	25.4	33.5	34.1
Adjusted CASK ex-fuel (R$ cents)(2)	17.4	23.8	18.7
Departures	124,528	133,902	202,086
Departures per day	340	367	553
Average stage length (kilometers)	1,152	1,137	1,143
Active full-time equivalent employees at year end	13,899	13,969	14,048
Fuel liters consumed (in millions)	722	751	1,113
Average fuel expense per liter (R$)	2.55	3.51	5.81

_____________

(1)	Source: National Civil Aviation Agency (Agência Nacional de Aviação Civil), or ANAC.
(2)	We calculate adjusted CASK as CASK excluding non-recurring results, net and expenses related to fleet and labor idleness.

Recent Developments

In May 2022, MOBI Fundo de Investimento em Participações, or MOBI FIA, entered into a master contribution agreement, which was subsequently amended and restated in February 2023, with certain principal shareholders of Avianca’s holding company. Pursuant to this master contribution agreement, in March 2023, MOBI FIA contributed its shares in GOL to a holding company structure named Abra Group Limited, which subsequently transferred these shares in GOL to Abra Mobi LLP and Abra Kingsland LLP. As of the date of this annual report, Abra Mobi LLP (controlled by the Constantino family) holds 50% voting control over us and Abra Kingsland LLP (controlled by Kingsland International Group S.A.) holds the other 50% voting control; Abra Group Limited continues to hold the entirety of the economic rights of the shares in GOL that it received from MOBI FIA.

In March 2023, Abra Global Finance, a finance subsidiary of Abra Group Limited, committed to purchase our senior secured notes due 2028 and exchangeable senior secured notes due 2028, in each case secured by certain Smiles intellectual property and the Smiles brand, as well as certain spare parts. A portion of the commitment comes from members of an ad-hoc group of secured and unsecured bondholders of GOL, who entered into a support agreement that will facilitate the investment in GOL by the Abra entities. The senior secured notes due 2028 accrue interest at a rate of 18.0% per annum, of which 4.5% will be paid in cash and 13.5% will be paid in kind, and will be issued for up to an aggregate principal amount of US$1.4 billion. Subject to certain conditions and approvals, Abra Group Limited may exchange these senior secured notes due 2028 for exchangeable senior secured notes due 2028. Following the execution of the amendment to the support agreement and the delivery by the members of the ad-hoc group of GOL bonds pursuant to the support agreement, the members of the ad-hoc group delivered 83% of the outstanding exchangeable senior notes due 2024, 47% of the outstanding senior notes due 2025, 61% of the outstanding senior secured notes due 2026 and 10% of the outstanding perpetual notes.

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

We have for many years maintained our position as the leading airline in number of passengers transported in Brazil. In 2021 and 2022, we transported over 19.2 million and 27.9 million passengers, respectively, in the domestic market and had a market share of 31.7% and 33.7%, respectively, as measured by RPKs. Our performance during the challenging past few years demonstrates our operational resilience and excellence, as well as our flexibility to adapt our network and operations in response to demand trends.

Together with our regional partners, including VoePass Linhas Aéreas and MAP Linhas Aéreas, we serve the largest regional network in Brazil. Because regional carriers feed traffic to our hubs and routes from low-density markets we do not directly serve, they are integral to our operating network.

We use our dominant market position at our main hubs to support traffic by offering connecting flights to our customers throughout our network.

Under our business model and route network, we have flexibility to increase direct flights during the high season because we have a dominant position in main high density airports, and to increase connecting flights during the low travel season to increase load factors.

The following tables sets forth our leading market share in 2021 and 2022 in the most economically important states and our market share in domestic passenger air traffic at the busiest airports in Brazil, which are the airports expected to lead the recovery of the Brazilian airline industry:

2021

Main Brazilian Airports (by domestic passengers)(1)	State	State Share of Brazilian GDP(2)	GOL’s Share of Airport’s Total Domestic Flights(3)	Domestic Passengers(1) (in thousands)
				Total	GOL	GOL’s Share
São Paulo (CGH)	São Paulo	31.2%	34.8%	9,655	3,702	38.3%
São Paulo (GRU)			36.2%	20,429	8,063	39.5%
Campinas (VCP)			2.2%	9,867	255	2.6%
Rio de Janeiro (SDU)	Rio de Janeiro	9.9%	24.7%	6,826	1,878	27.5%
Brasília (BSB)	Distrito Federal	3.5%	34.1%	10,393	3,922	37.7%
Belo Horizonte (CNF)	Minas Gerais	9.0%	12.1%	6,733	963	14.3%
Porto Alegre (POA)	Rio Grande do Sul	6.2%	24.5%	4,746	1,307	27.5%
Salvador (SSA)	Bahia	4.0%	35.0%	5,334	2,274	42.6%
Recife (REC)	Pernambuco	2.5%	17.6%	7,436	1,398	18.8%
Fortaleza (FOR)	Ceará	2.2%	41.0%	3,893	1,685	43.3%
Main Airports		68.6%	25.8%	85,314	25,447	29.8%

2022

Main Brazilian Airports (by domestic passengers)(1)	State	State Share of Brazilian GDP(2)	GOL’s Share of Airport’s Total Domestic Flights(3)	Domestic Passengers(1) (in thousands)
				Total	GOL	GOL’s Share
São Paulo (CGH)	São Paulo	31.2%	40.6%	18,158	7,960	43.8%
São Paulo (GRU)			34.5%	23,719	8,600	36.3%
Campinas (VCP)			3.5%	11,206	452	4.0%
Rio de Janeiro (SDU)	Rio de Janeiro	9.9%	32.3%	10,187	3,592	35.3%
Brasília (BSB)	Distrito Federal	3.5%	37.9%	13,045	5,378	41.2%
Belo Horizonte (CNF)	Minas Gerais	9.0%	16.0%	9,216	1,886	20.5%
Porto Alegre (POA)	Rio Grande do Sul	6.2%	28.3%	6,361	2,022	31.8%
Salvador (SSA)	Bahia	4.0%	41.3%	6,329	3,121	49.3%
Recife (REC)	Pernambuco	2.5%	17.4%	8,462	1,817	21.5%
Fortaleza (FOR)	Ceará	2.2%	33.0%	5,514	1,970	35.7%
Main Airports		68.6%	28.7%	112,197	36,798	32.8%

_____________

(1)	According to ANAC data for departures and arrivals.
(2)	According to the IBGE in 2020.
(3)	Our market share of the total number of domestic departures and arrivals based on ANAC data for departures and arrivals for the respective year.

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

Because we understand that efficient and punctual operations are important to our customers, we strive to offer high rates of on-time performance and a high completion factor, as well as low rates of mishandled baggage, as set forth in the following table:

	2020	2021	2022
On-time departures	93.7%	92.8%	88.9%
Flight completion	97.8%	99.0%	99.2%
Lost baggage (per 1,000 passengers)	2.11	2.10	2.36

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

We are constantly evaluating opportunities to generate additional ancillary revenue, such as from sales of travel insurance, marketing activities and other services that allow us to capitalize on the large number of passengers on our flights and the high volumes of customers using our website. As of December 31, 2022, all of our aircraft had Wi-Fi installed, which is an additional and increasing source of revenue.

Mileage Program, Cargo and Other Revenues

Mileage program, cargo and other revenues include revenues from our GOLLOG services as well as from our Smiles loyalty program.

We make efficient use of extra capacity in our aircraft by carrying cargo, through GOLLOG. Our 85 flight destinations throughout Brazil, South America, the Caribbean and the United States provides us access to multiple locations in each region. With our capacity of approximately 554 daily flights, we can ensure quick and reliable cargo delivery for our customers.

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

Our Smiles loyalty program, with 20.5 million members as of December 31, 2021, provides us with significant revenues derived from the redemption and expiration of miles. In addition, our Smiles loyalty program provides an incentive for customer air travel bookings, thereby boosting ticket sales and our number of repeat customers.

Aircraft Fleet

In 2022, we advanced our fleet transformation plan to replace Boeing 737 Next Generation aircraft with Boeing 737 MAX aircraft. As of the date of this annual report, our fleet comprises 108 Boeing 737 Next Generation aircraft and 38 Boeing 737-8 MAX aircraft. We are able to adjust our capacity to match demand, which has been a competitive advantage for many years. We believe that our fleet structure and operational flexibility makes us the Brazilian airline best positioned to take advantage of the recovery in Brazilian domestic air travel.

For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and the Brazilian Airline Industry—We rely on one manufacturer for our aircraft and engines and any negative developments relating to the Boeing 737 MAX aircraft would materially and adversely affect us.”

The following table sets forth the composition of our total and operating fleet as of the dates indicated:

	As of December 31,
	Seats	2020	2021	2022
B737-700 NG	138	23	23	20
B737-800 NG	186	6	6	2
B737-800 NG Short-Field Performance	186	91	83	86
B737-8 MAX	186	7	23	38
Total fleet		127	135	146
Operating fleet		127	132	142

As of December 31, 2022, our 142 leases without purchase options had an average remaining term of 67 months.

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

The average age of our operating fleet as of December 31, 2022 was 10.4 years, and we expect that, as part of our accelerated fleet transformation plan, it will be reduced to approximately six years by 2025. The average daily utilization rate of our fleet was 9.6 block hours in 2020, 10.0 block hours in 2021 and 11.0 block hours in 2022.

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

As of December 31, 2022, we had an order book of 66 Boeing 737-8 MAX and 25 Boeing 737-10 MAX aircraft, representing present value commitments of US$3,943.3 million (R$20,576.1 million, considering the U.S. dollar selling rate as of December 31, 2022, as reported by the Central Bank) for delivery through 2026. We are the main client of Boeing 737 MAX aircraft in South America and one of the eight largest in the world. As a result of our order book, we believe that the average age of our operating fleet, 10.4 years as of December 31, 2022, will be reduced to approximately six years by 2025, leading to lower maintenance costs and fuel consumption and, as a result, reduced greenhouse gas emissions.

Fleet Plan

The following table sets forth our year-end projected operating fleet through 2027 as of the date of this annual report:

Projected Fleet Plan	2023	2024	2025
Boeing 737-700 NG	15	13	13
Boeing 737-800 NG	65	66	64
Boeing 737 MAX	59	65	67
Total	139	144	144

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

Our low-cost business model utilizes internet ticket sales as the primary distribution channel, especially in the local market. In 2021 and 2022, approximately 95% of our passenger revenue, whether directly from customers or through travel agents, were booked online, making us a global leader in this area.

In addition, our customers can purchase tickets indirectly through travel agents, which are a widely used travel service resource. In 2021 and 2022, travel agents provided us with distribution outlets in approximately 52 and 50 different countries, respectively. GDS allows us access to a large number of tourism professionals who are able to sell our tickets to customers around the world and enables us to enter into interline agreements with other airlines to offer more flights and connection options to our passengers, which adds incremental international passenger traffic.

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

In 2020, we were certified by: (i) the National Civil Aviation Administration of Argentina to perform maintenance, preventive maintenance and alterations, which allows us to expand our GOL Aerotech coverage in the Latin American MRO market; (ii) the CAA Cayman aviation authority, expanding our coverage to perform maintenance on aircraft and components operating under the rules of this authority; and (iii) the FAA to work on CFM56-7 and Leap-1B engines at our engine shop in Confins and repairs in composite materials in the Composite Shop at the same location.

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

Fuel

Our fuel costs, which we may not be able to defer significant amounts of or adjust in our ticket prices, were R$2,631.9 million and R$6,288.4 million in 2021 and 2022, representing 23% and 43% of our total operating costs and expenses, respectively. In 2021 and 2022, we purchased nearly all of our fuel from Petrobras Distribuidora. In addition to Petrobras Distribuidora, there are two other fuel suppliers in Brazil. Fuel prices under our contracts were re-set on average 45 days and comprise a variable and a fixed component. The variable component is defined by the refinery and follows international crude oil price fluctuations and the real/U.S. dollar exchange rate. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract. We operate a tankering program under which we fill the fuel tanks of our aircraft in regions where fuel prices are lower. We also provide our pilots and flight dispatchers with training in fuel management techniques, such as carefully selecting flight altitudes to optimize fuel efficiency.

The following chart summarizes our fuel consumption and costs for the periods indicated:

	Year ended December 31,
	2020	2021	2022
Fuel liters consumed (in millions)	722	751	1,113
Total fuel cost (in millions)	R$2,025.7	R$2,631.9	R$6,288.3
Average price per liter	R$2.55	R$3.50	R$5.81
% change in price per liter	(8.6)%	37.2%	66.0%
Percent of total operating costs and expenses	27.7%	23.4%	43.1%
ASK/liter consumed	34.82	36.12	36.63

We continuously invest in initiatives to reduce fuel consumption, including the following:

•	Required Navigation Performance (RNP – AR): Precision approaches guided through a satellite navigation system that enables pilots to control aircraft in flight even in the case of low visibility, reducing dependence on air-to-ground navigation and shortening length of flight, which reduces fuel consumption and improves accessibility at airports such as Santos Dumont Airport in Rio de Janeiro.
•	Auxiliary Power Unit (APU): This is an auxiliary aircraft engine used to generate power and air conditioning when the main engines are not in use, usually in cases of long stops at airports or overnight use by maintenance. The APU OFF project was based on a consumption reduction opportunities study aimed to allow aircraft to be charged with an external power source (GPU – Ground Power Unit and ACU – Air Conditioning Unit) instead of using the aircraft’s resources, in locations where this service is available. Whenever possible, the APU OFF for aircraft in transit is applied prior to selecting APU INOP aircraft and flights with long ground time, reducing fuel consumption and preserving aircraft resources.
•	Aircraft Communication Addressing Reporting System (ACARS): This is a satellite communication system that permits the exchange of data between aircraft and ground communication outlets during flights, and allows for more assertive communication and anticipated shared decision making processes, minimizing route deviations and ensuring operational efficiency.
•	Onboard Performance Tool: Boeing’s application enables airline flight crew and dispatchers to run real-time optimized takeoff and landing performance calculations. The benefits that come from this optimization are payload maximization, reduced engine maintenance costs and fuel savings.

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

Environmental, Social and Governance Initiatives

We annually publish on our website an ESG Report for the benefit of our stakeholders. Our ESG Report provides more detailed information on certain of our ESG measures, which additional information we do not consider material to our investors for purposes of this annual report. The information contained in our ESG Report is not a part of, nor is it incorporated into, this annual report.

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

We aim to achieve regular supply of sustainable aviation fuel for our operations, including a 1% biofuel supply, by 2025. In 2022, our management began to adopt certain ESG targets, with a focus on environmental matters, including reaching zero net direct carbon emissions by 2050, as part of our long-term corporate goals. Our compensation model, including executive compensation, is linked to these ESG targets and measured by a balanced score card model.

Additionally, in order to collaborate with the development of sustainable aviation fuels, or SAF, in Brazil, we have actively participated in discussions related to the “Brazilian Future Fuel Program” and the ProBioQAV Subcommittee, which focuses on sustainable initiatives related to aviation fuel. We have also addressed the topic with the Brazilian Airline Association (Associação Brasileira das Empresas Aéreas – ABEAR) and IATA, which discuss the industry’s positioning.

Social Initiatives

Labor Management

As of December 31, 2022, we employed 14,816 individuals. We guarantee the right for employees to join a labor union and for collective bargaining and our employees are represented by 11 unions. We believe we have a good relationship with our employees and the unions that represent them and we comply with all collective bargaining agreements.

We support increasing the diversity of our workforce and management and, as of December 31, 2022, 44% of our employees were women. We achieved a 36% participation rate of women in leadership positions in 2022.

Training and Development Opportunities

In 2020, we began activities of Eagles Academy, our corporate university that integrates ten education centers and focuses on training and development strategies aligned to our business purpose. Through Eagles Academy, we offered 1,163,584 training hours in 2022, for both administrative and operational departments, reaching an average of more than 55.49 training hours per employee.

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

During the COVID-19 global pandemic, we reinforced all of our procedures to ensure the health and safety of our customers and employees. In addition to complying with the already strict standards of sanitation for civil aviation established by regulators, we implemented additional advanced measures for aircraft cleaning and sanitizing during ground stops and overnight stays. Our aircraft have HEPA filters, which capture 99.7% of particles such as bacteria, viruses and other impurities on board, allowing the circulation of purer air. In addition, we improved the process for night cleaning with the use of a hospital-grade disinfectant for the service galleries and all areas of intense use in the cabin, including the cockpit. We distribute gloves and masks to employees, in addition to making alcohol-based gel available to the crew and customers on the aircraft.

Governance

Board of Directors

A majority of our board members are independent and we maintain a fully independent audit committee.

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

Ownership

As of December 31, 2022, the Constantino family, which indirectly controls us, held 53.9% of the economic interest in us. The Constantino family’s high stake in us and the leading role of the chairman of our board of directors, Constantino de Oliveira Junior, in helping set our strategic direction and in his close supervision of and daily interaction with senior management, differentiates our ownership structure in aligning the interests of our controlling shareholders with those of our minority shareholders.

Business Ethics

We maintain an ethics ombudsmen communication channel open to all employees and stakeholders to report concerns, with the option of doing so anonymously. The channel is managed by a team of in-company specialists and analysts, who report to our corporate governance and people policies committee. In 2022, information conveyed via our ethics channel resulted in our taking responsive measures, including dismissal of employees and more robust training on matters of compliance.

Assessment of Environment, Social and Governance Risks

We annually conduct an assessment to determine our sustainability-related risks and opportunities, and report our findings to the public, following the Sustainability Accounting Standards Board’s guidelines for airlines. The following table sets forth some of the metrics we consider in our environmental, social and governance initiatives:

	Year ended December 31,
	2020	2021	2022
Environmental
Fuel
Total fuel consumed (GJ x 1,000)	25,232	26,188	37,630
% Renewable fuel	0	0	0
Total fuel consumed (liters x 1,000 /ASK)	28.7	27.7	27.9
Gross global scope 1 emissions
Greenhouse gas (GHG) emissions (tons CO2)	1,938,497	1,905,556	2,737,745
Greenhouse gas (GHG) emissions/flight hour (tons CO2)	9.4	8.5	6.5
Greenhouse gas (GHG) compensated (tons CO2)	0	71	13,231
Fleet
Average age of operating fleet (in years)	11.0	10.7	10.4
Social
Labor relations
Employee gender (% male/female)	56/44	56/44	56/44
Age:
Under 30 years (%)	26	24	20
Between 30 and 50 years (%)	63	65	68
Over 50 years (%)	11	11	12
Active workforce under collective bargaining agreements (%)	100	100	100
Number and duration of strikes and lockout (# days)	-	-	-
Customer and company behavior
Customer satisfaction index (SMS score)	8.07	(*)	(*)
On-time departures (%)	93.7	92.8%	88.9%
Flight completion (%)	97.8	99.0%	99.2%
Lost baggage (per 1,000 pax)	2.11	2.06	2.45
Safety
Number of fatalities	-	-	-
Number of governmental enforcement actions and aviation safety	-	-	-
Governance
Management
Independent directors (%)	55	55	55
Participation of women in leadership positions (%)	35	35	35
Committees and policies
Number of committees with independent board members	5	5	5
Compliance policy (on investor relations website)	yes	yes	yes
Disclosure of information and securities trading policy (investor relations website)	yes	yes	yes
Shareholder meetings
Voting capital represented at shareholders’ meetings (%)	100	100	100

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

As of December 31, 2022, we had 14 codeshare agreements with Aerolíneas Argentinas, AeroMéxico, Air Canada, Air Europa, Air France, American Airlines, Avianca, Copa Airlines, Emirates, Ethiopian Airlines, KLM, TAP, Turkish Airlines and VoePass Linhas Aéreas, 15 frequent flyer agreements and 38 interline agreements.

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

In September 2021, we announced the expansion of our commercial cooperation with American Airlines, through an exclusive codeshare agreement for three years that has strengthened the relationship between the two airlines. As part of our agreement with American Airlines, in 2022, we received an equity investment of US$200.0 million from American Airlines. Over the last ten years, American has flown more than 14 million passengers between Brazil and the United States, representing more than twice as much traffic as the next largest U.S. carrier operating in Brazil. The combination of our leading network in Brazil and American Airlines’ leadership in the United States–Brazil market has maximized revenues through increased connectivity and improved route options for our customers, including Florida (an American Airlines hub), which has the largest Brazilian community out of Brazil. Our Smiles and American Airlines’ AAdvantage loyalty programs are partners in the largest frequent flyer program in the Americas with enhanced benefits that began in the first half of 2022. These include access for loyalty members to benefits such as priority check-in, priority security, priority boarding, a larger checked baggage allowance, lounge access and preferred seats on both airlines. Customers may earn and redeem frequent flyer miles on both airlines.

Air France – KLM

We have a long-term strategic partnership for commercial cooperation with Air France – KLM, which held 1.0% of our total capital stock as of December 31, 2022. The agreement, which is currently in place through 2024, provides for an alliance committee, comprised of at least one representative of Air France – KLM, and at least two members of our board of directors.Our partnership covers a significant portion of demand between Brazil and Europe and provides exclusive benefits to our customers. In addition, Air France – KLM is an important MRO service provider for our operations.

VoePass Linhas Aéreas

We maintain a strong cooperation with VoePass Linhas Aéreas to serve 35 destinations on Brazilian regional routes through a codeshare and interline partnership.

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

The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the main airlines in Brazil for each of the periods indicated:

Domestic Market Share — Scheduled Airlines	2020	2021	2022
GOL	38.1%	31.7%	33.7%
LATAM Brasil	33.7%	33.8%	36.5%
Azul Airlines	27.8%	33.5%	29.3%
Others	0.4%	1.0%	0.5%

_____________

Source: ANAC.

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

The following tables set forth the 2021 and 2022 market share of major airlines on Latin American routes to/from Brazil, as measured by RPKs:

2021 International Market Share – Airline	RPKs (millions)	Market Share
LATAM Airlines Group(1)	5,288	46.5%
Azul Airlines(2)	1,384	12.2%
Copa Airlines	2,676	23.5%
AeroMéxico	1,026	9.0%
GOL	122	1.1%
Avianca Holdings(3)	363	3.2%
Aerolíneas Argentinas	176	1.5%
Sky Airlines	159	1.4%
BOA Boliviana	178	1.6%
Total	11,372	100.0%

2022 International Market Share – Airline	RPKs (millions)	Market Share
LATAM Airlines Group(1)	20,483	50.2%
Azul Airlines(2)	5,032	12.3%
Copa Airlines	4,729	11.6%
AeroMéxico	4,042	9.9%
GOL	2,473	6.1%
Avianca Holdings(3)	1,661	4.1%
Aerolíneas Argentinas	1,349	3.3%
Sky Airlines	647	1.6%
BOA Boliviana	276	0.7%
Viva Air	115	0.3%
Total	38,562	100.0%

_____________

Source: ANAC.

(1)	Includes LATAM Brasil, LAN Chile, LAN Peru, LAN Argentina, TAM MERCOSUR and LATAM Ecuador.
(2)	Includes Two Táxi Aéreo.
(3)	Includes Avianca Holdings and TACA Peru.

In May 2020, LATAM Airlines Group and Avianca Holdings S.A., the two largest Latin American airlines at the time, filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, with the former emerging from bankruptcy proceedings in November 2022 and the latter in December 2021, in each case with significant liquidity.

Loyalty Program: Smiles

Overview

Smiles is one of the largest coalition loyalty programs in Brazil, with 20.5 million members as of December 31, 2022. Our Smiles business model is based on a pure coalition loyalty program comprising a single platform for accumulating and redeeming miles through a broad network of commercial and financial partners.

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

•	Financial Institutions. Smiles has commercial partnership agreements with dominant players in the Brazilian banking sector. Smiles sells miles to these commercial partners, which distribute them proportionately to credit card spending by cardholders who are Smiles loyalty program members. Smiles also sells miles for co-branded credit cards issued by Banco Bradesco, Banco do Brasil and Santander. In 2019, Smiles signed agreements with important players in the digital banking/fintech segment: Nubank and C6 Bank.

•	Travel Companies, Hotels and Car Rental Agencies. Smiles has partnership agreements with well-known domestic and international travel companies, hotels and car rental companies (Localiza and Rentcars). These partners include Rocketmiles and Accor Hotels. These partnerships allow Smiles loyalty program members to accumulate miles at a variety of locations worldwide and throughout the course of their trips.
•	Brazilian Retailers and Distributors. Smiles has commercial agreements with important Brazilian retailers, including Polishop (a domestic electronics and merchandise retailer), Shell gas stations, Uber, Via Varejo online websites (Extra, Casas Bahia and Ponto Frio), Magazine Luiza/Netshoes (one of the largest home appliance retailers which is also one of the largest online retailers in Brazil), Fast Shop (a domestic electronics retailer), Renner (one of the largest clothing retailers in Brazil) and Petz (the largest petshop chain in Brazil).

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

Smiles Take-in

In March 2021, shareholders of GOL and Smiles approved our corporate reorganization proposal that comprised a merger of Smiles shares with our shares. The merger, concluded in September 2021, increased the competitiveness of both our airline and loyalty program businesses and allowed us to reduce operating, administrative and financial costs and expenses and strengthen our capital structure. The synergies generated by this corporate reorganization are mainly related to reduction in certain tax expenses, improved yield and liquidity management, utilization of our accumulated net operating loss and retention of annual dividends to be invested in our operations. In March 2023, in the context of the Abra financing, we dropped certain Smiles-related assets down to a new subsidiary. For more informaition on the Abra financing, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

Cargo: GOLLOG

We are Brazil’s third largest cargo airline with a 27.8% market share in 2022 as measured by ATKs, and our cargo revenues increased 46.7% in 2022, as compared to 2021, representing 3.4% of our gross revenue in 2022. Through GOLLOG, we generate cargo revenue through the use of cargo space on regularly scheduled passenger aircraft. Our cargo business has grown at higher rates than our passenger travel business, in large part because we count with an excellent and diversified base of clients in the B2B segment and e-commerce markets, and are well-positioned to support this market’s expected growth as we forge and strengthen our client relationships. We are committed to delivering quality logistics solutions and believe our cargo business will be an increasingly important contributor to our financial performance.

Additionally, in the second half of 2022, we began cargo operations under a ten-year commercial agreement with Mercado Livre, which operates marketplaces for e-commerce and online auctions. These cargo operations, which are part of our investment to serve the needs of the growing Brazilian e-commerce market, will rely on a dedicated freighter fleet of six Boeing 737-800 BCF, two of which we received and began operating in 2022 and the other four we will receive and expect to begin operating in 2023, with the option to add additional six cargo aircraft by 2025.

MRO: GOL Aerotech

GOL Aerotech is our business unit dedicated to providing MRO services, including to third parties. We have 15 years of experience providing maintenance, preventive maintenance and modifications on our aircraft. GOL Aerotech represents an important cost saving source for us as we are able to rely on local workforce instead of relying on other maintenance providers that would expose us to exchange rate variations and higher market pricing.

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

Innovation: GOLLabs

GOLLabs is our innovation business dedicated to researching and developing new technologies and services to generate new revenues and reduce costs, including by optimizing our pricing and route strategies and enhancing our customer experience through initiatives such as face recognition technology to facilitate check-in and boarding procedures, media streaming partnerships to provide enhanced entertainment options and a customer service platform through mobile chat applications, among others. GOLLabs is responsible for the entire lifecycle of the development of an innovative concept, including market testing and analytics and implementation and training, and plays a key role in creating value in our other businesses.

Industry Overview

Brazilian domestic air passenger demand, as measured by RPKs, increased 28.3% in 2022, as compared to 2021, due to the waning effects of the COVID-19 global pandemic resulting from widespread vaccination, especially in Brazil, and reduced travel restrictions. Based on 2017 data, IATA estimated that the Brazilian domestic air passenger market would double its size in the next two decades, with the possibility to multiply its size by up to five times if Brazil adopts policies more favorable to the development of air transportation. According to ANAC, there were 46.2 million, 63.8 million and 84.0 million domestic passengers and 2.4 million, 0.9 million and 4.3 million international passengers on Brazilian carriers in Brazil (which excludes international carriers) in 2020, 2021 and 2022, respectively, of a total population of over 210 million, according to IBGE. In contrast, according to the U.S. Department of Transportation, the United States had approximately 875 million domestic passengers and 125 million international passengers in 2019, of a total population of over 327 million, based on 2019 United States census estimates. We believe we are the Brazilian airline best positioned to take advantage of the recovery in Brazilian domestic air travel as 88.2% of our revenues in 2022 derived from the domestic market.

Brazil has a relatively larger leisure customer base when compared to other large countries. This customer base has been the main pillar to sustain Brazilian domestic air traffic and provide faster demand recoveries when compared to other countries. In 2019, there were 123 million passengers in Brazil, of which 25 million were for international flights mainly for tourism to destinations outside Brazil. In 2020 and 2021, in light of developments relating to the COVID-19 global pandemic and resulting travel restrictions, these passengers migrated their leisure expenditures to the Brazilian domestic travel market, thereby supporting domestic air traffic. In 2022, domestic air traffic gradually returned to close to pre-pandemic levels and capacity in 2022 reached 96.4% of 2019 capacity, as measured by ASKs.

Long-distance travel alternatives in Brazil are limited given that there is poor road infrastructure and no passenger rail transportation. We believe that Brazil has significant potential for airlines in general and for low-cost airlines specifically to gain market share of travelers who would ordinarily travel by bus. Moreover, Brazil’s middle class consumers are allocating a greater portion of their family incomes for vacation experiences, which explains the significant pick-up in demand for international air travel by Brazilians. South American countries, the Caribbean and the United States feature among the top ten most popular tourist destinations for Brazilians traveling abroad on vacation according to industry data.

According to the latest data collected by ANAC, flights between Rio de Janeiro and São Paulo, Brazil’s busiest city-pair accounted for 5.5% and 5.7% of all domestic passengers in 2021 and 2022, respectively. The top ten routes accounted for almost 18.2% and 18.0%, and the ten busiest airports accounted for 66.8% of all domestic air passenger in 2021 and 2022. The following tables set forth information about the ten busiest routes for air travel in Brazil in 2021 and 2022:

2021

City Pair(1)	Passengers	Route Market Share
São Paulo – Rio de Janeiro(2)	3,481,433	5.5%
São Paulo (Congonhas) – Rio de Janeiro (Santos Dumont)	1,882,417	2.9%
São Paulo (Guarulhos) – Recife	1,471,866	2.3%
São Paulo (Guarulhos) – Porto Alegre	1,417,130	2.2%
São Paulo (Guarulhos) – Confins	1,074,542	1.7%
São Paulo (Guarulhos) – Salvador	1,030,104	1.6%
São Paulo (Guarulhos) – Fortaleza	985,342	1.5%
São Paulo (Guarulhos) – Brasília	979,946	1.5%
São Paulo (Congonhas) – Brasília	976,051	1.5%
São Paulo (Guarulhos) – Curitiba	918,552	1.4%
São Paulo (Congonhas) – Porto Alegre	910,573	1.4%

2022

City Pair(1)	Passengers	Route Market Share
São Paulo – Rio de Janeiro(2)	4,773,518	5.7%
São Paulo (Congonhas) – Rio de Janeiro (Santos Dumont)	3,060,441	3.6%
São Paulo (Guarulhos) – Recife	1,573,797	1.9%
São Paulo (Congonhas) – Recife	1,193,848	1.4%
São Paulo (Guarulhos) – Porto Alegre	1,565,916	1.9%
São Paulo (Guarulhos) – Confins	1,265,864	1.5%
São Paulo (Congonhas) – Confins	1,538,855	1.8%
São Paulo (Congonhas) – Salvador	1,313,320	1.6%
São Paulo (Congonhas) – Brasília	1,616,305	1.9%
Rio de Janeiro (Santos Dumont) – Brasília	1.161,888	1.4%
São Paulo (Congonhas) – Porto Alegre	1,674,087	2.0%

_____________

Source: ANAC, 2021 and 2022.

(1)	Considers flights originating in either city of the pair.
(2)	Includes flights between Congonhas and Guarulhos to either Santos Dumont or Galeão airports.

Brazilian Civil Aviation Market Evolution

While industry capacity has historically served demand, in 2021 and 2022, the change rates in domestic revenue passenger kilometers were 40.8% and 28.3%, respectively, as compared to the change rates in domestic available seat kilometers of 40.1% and 29.9%, respectively. In 2021 and 2022, the domestic industry load factor was 80.4% and 79.4%, respectively.

Our domestic market share, as measured by RPKs, increased from 4.6% to 38.1% from 2001 to 2020 and was 31.7% in 2021 and 33.7% in 2022. In our two decades of operations, we increased demand for domestic air travel by almost 250%, which we call the “GOL effect.”

The following table sets forth domestic passenger traffic and available capacity for the periods indicated:

	2020	2021	2022
Domestic passengers (millions)	46.2	63.8	84.0
ASKs (billions)	61.8	86.6	112.5
ASKs growth	(47.1)%	40.1%	29.9%
RPKs (billions)	49.5	69.7	89.4
RPKs growth	(48.7)%	40.8%	28.3%
Load factor	80.0%	80.4%	79.4%

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

The Brazilian Ministry of Ports and Airports, through the Civil Aviation Secretary (Secretaria Nacional de Aviação Civil), monitors the implementation of PNAC by the entities responsible for the management, regulation and inspection of civil aviation, civil airport infrastructure and civil air navigation infrastructure. In addition to the Ministry of Ports and Airports, the bodies and entities of the National Civil Aviation Council (Conselho de Aviação Civil), or CONAC, also monitor the implementation of PNAC.

The following chart illustrates the main Brazilian aviation authorities, their responsibilities and reporting lines within the Brazilian government:

_____________

(*)	NAV Brasil Serviços de Navegação Aérea S.A.

The Ministry of Ports and Airports oversees ANAC and INFRAERO and reports directly to the President of Brazil. It is responsible for implementation of the airport infrastructure concession plan and the development of strategic planning for civil aviation.

The National Commission of Airport Authorities (Comissão Nacional de Autoridades Aeroportuárias), or CONAERO, is a commission that coordinates the different entities and public agencies related to airports and promulgates rules to promote efficiency and security in airport operations.

CONAERO comprises the (i) Ministry of Ports and Airports, which chairs the commission, (ii) President’s chief of staff, (iii) Ministry of Justice and Public Safety – Federal Police, (iv) Ministry of Defense – DECEA, (v) Ministry of Agriculture, Livestock and Supplies – Secretary of Agriculture Defense, (vi) Ministry of the Economy – Federal Revenue, (vii) National Health Surveillance Agency – ANVISA and (viii) ANAC.

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

With respect to non-privatized airports, INFRAERO, a state-controlled corporation reporting to the Ministry of Ports and Airports, is in charge of managing, operating and controlling federal airports, including control towers and airport safety operations. With respect to privatized airports, although INFRAERO holds a minority stake in some of these airports, it is no longer in charge of operations, which are now handled by each airport’s respective private operator. See “—Airport Infrastructure.”

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

Route Rights

Domestic routes. Airlines negotiate the use of airport and aeronautical infrastructure directly with airport operators and providers of air navigation services prior to registering routes with ANAC. For airports defined by ANAC as “facilitated” or “coordinated,” pursuant to Resolution No. 682/2022, airlines are required to obtain slots.

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

Slots Policy

Domestic. Under Brazilian legislation, a domestic slot concession derives from a flight authorization by ANAC, which requires an airline to register a flight. An “airport slot” provides that an airline can operate a landing or departure at a specific airport, time of a day and day of a week.

In June 2022, ANAC published Resolution No. 682/2022, which sets forth ANAC’s new slots policy. Resolution No. 682/2022 is essentially a Brazilian ratification of IATA’s slot recommendations in accordance with WASG – World Airport Slot Guidelines. Pursuant to Resolution No. 682/2022, on-time performance and regularity are assessed in two annual seasons, following the IATA summer and winter calendars, between April and September and between October and March.

Congonhas airport in the city of São Paulo is a slot constrained airport, where slots must be allocated to an airline before it may begin operations there, following ANAC’s Resolution No. 682/2022. It is difficult to obtain and maintain a slot in the Congonhas airport. The Santos-Dumont airport in Rio de Janeiro is also a slot constrained airport with half-hourly shuttle flights between São Paulo and Rio de Janeiro. ANAC has imposed schedule restrictions in Congonhas and Santos Dumont airports, due to high air traffic and population density around the airport. Operating restrictions, including the prohibition of international flights’ operations and the prohibition of civil aircraft operations between 11:00 p.m. and 6:00 a.m., were imposed for Congonhas airport, one of the busiest Brazilian airports and the most important airport for our operations. No assurance can be given that these or other government measures will not have a material adverse effect on us due to slot distribution, taxes and airport operating hours.

The entities responsible for calculating airport capacity and approving increased air traffic are the airport operator and the Brazilian Department of Airspace Control (Departamento de Controle do Espaço Aéreo). In September 2022, the Congonhas airport administrator declared an increase in capacity of 45 movements per day beginning in summer 2023. We received four slots of this additional capacity to be operated beginning in summer 2023.

ANAC continues to consider operational efficiency (on-time performance and regularity) as the main criteria for the allocation of slots. Under these rules, on-time performance and regularity are assessed in two annual seasons, following the IATA summer and winter calendars, between end of March and October and between end of October and March. With the introduction of Resolution No. 682/2022, new criteria can now be considered for the classification and slot distribution processes of new entrants. In addition, pursuant to Resolution No. 682/2022, slots can now be transferred unilaterally between qualifying airlines, allowing slots to be sold in a secondary market.

In 2022, there were three effective IATA seasons: winter 2021 (full slot waivers published by ANAC in the context of the COVID-19 global pandemic), summer 2022 (full waivers for slots cancelled prior to the beginning of the season) and winter 2022 (no more waivers were applied for slots at domestic airports). In winter 2022, which began in October 2022, the slot utilization rule was changed from 90% (pre-pandemic standard) to 80% in Congonhas airport.

The allowable delay from the slot allocated is 15 minutes in order to assess punctuality of airport arrivals and departures, and ANAC monitors delay trends to assure that airlines are using slots correctly. Airlines forfeit any series of slots operated below the minimum criteria in a season. Forfeited slots are redistributed first to new entrants, which include airlines that operate fewer than seven slots in the relevant airport in the given weekday (except for Congonhas airport, which is 18 slots), and afterwards to all airlines operating in the relevant airport based on their share of slots.

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

All of the 17 Brazilian airports still managed by INFRAERO at the end of 2022 are scheduled to receive infrastructure investments and upgrades within the next few years. These airport upgrade plans do not require contributions or investments by Brazilian airlines and are not expected to be accompanied by increases in landing fees or passenger taxes on air travel.

The following tables set forth the number of passengers at the ten busiest airports in Brazil in 2021 and 2022:

2021

Airport	Number of passengers inbound and outbound(1)
(in thousands)
São Paulo – Guarulhos	24,067
São Paulo – Congonhas	9,655
Brasília	10,484
Rio de Janeiro – Santos Dumont	6,826
Belo Horizonte – Confins	6,811
Campinas – Viracopos	10,064
Recife	7,493
Porto Alegre	4,795
Salvador	5,381
Fortaleza	3,961

2022

Airport	Number of passengers inbound and outbound(1)
(in thousands)
São Paulo – Guarulhos	34,394
São Paulo – Congonhas	18,158
Brasília	13,446
Rio de Janeiro – Santos Dumont	10,187
Belo Horizonte – Confins	9,429
Campinas – Viracopos	11,917
Recife	8,631
Porto Alegre	6,622
Salvador	6,505
Fortaleza	5,748

_____________

Source: ANAC

(1)	Considers domestic and international departures and arrivals from main Brazilian airports.

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

Airport Privatizations

As of December 31, 2021 and December 31, 2022, there were 44 and 59 airports privatized in Brazil, respectively, that together accounted for 75.9% and 88.9% of Brazil’s total domestic passenger volume in 2021 and 2022, respectively.

The Brazilian government plans to privatize all airports currently under INFRAERO’s control in the next few years.

The auctioned airports were:

Airport (Code)	Grant	Concession Term	Year of Concession
Natal (NAT)	R$170 million	28 Years	2011
São Paulo (GRU)	R$16.2 billion	20 Years	2012
Brasília (BSB)	R$4.5 billion	25 Years	2012
Campinas (VCP)	R$3.8 billion	30 Years	2012
Rio de Janeiro (GIG)	R$19 billion	25 Years	2013
Belo Horizonte (CNF)	R$1.8 billion	30 Years	2013
Salvador (SSA)	R$1.6 billion	30 Years	2017
Fortaleza (FOR)	R$1.5 billion	30 Years	2017
Porto Alegre (POA)	R$382 million	25 Years	2017
Florianópolis (FLN)	R$241 million	30 Years	2017
Block Southeast (2 airports)	R$1.6 billion	30 Years	2019
Block Midwest (4 airports)	R$1.4 billion	30 Years	2019
Block North-East (6 airports)	R$5.8 billion	30 Years	2019
Block South (9 airports)	R$7.5 billion	30 Years	2021
Block Central (6 airports)	R$3.6 billion	30 Years	2021
Block North (7 airports)	R$3.6 billion	30 Years	2021
Block Aviação Geral (2 airports)(1)	R$141 million	30 Years	2022
Block North II (2 airports)(1)	R$125 million	30 Years	2022
Block SP/MS/PA/MG (11 airports)(1)(2)	R$2.4 billion	30 Years	2022

_____________

Source: ANAC and Civil Aviation Secretary (Secretaria de Aviação Civil).

(1)	Operations by the private companies start in 2023.
(2)	Subject to the satisfaction of certain conditions by the winner of this bid.

Following are the airports represented by the blocks auctioned from 2019 to 2022: Block Southeast (Vitória (VIX), Macaé (MEA)); Block Midwest (Alta Floresta (AFL), Sinop (OPS), Cuiabá (CGB), Rondonópolis (ROO)); Block Northeast (Juazeiro do Norte (JDO), Campina Grande (CPV), João Pessoa (JPA), Recife (REC), Maceió (MCZ), Aracaju (AJU)); Block South (Curitiba (CWB), Foz do Iguaçu (IGU), Navegantes (NVT), Londrina (LDB), Joinville (JOI), Bacacheri (BFH), Pelotas (PET), Uruguaiana (URG), Bagé (BGX)); Block Central (Goiânia (GYN), São Luís (SLZ), Teresina (THE), Palmas (PMW), Petrolina (PNZ), Imperatriz (IMP)); Block North (Manaus (MAO), Porto Velho (PVH), Rio Branco (RBR), Cruzeiro do Sul (CZS), Tabatinga (TBT), Tefé (TFF), Boa Vista (BVB)); Block Aviação Geral (Campo de Marte – São Paulo (RTE), Jacarépagua – Rio de Janeiro (RRJ)); Block North II (Belém (BEL), Macapá (MCP)); and Block SP/MS/PA/MG (Congonhas – São Paulo (CGH), Campo Grande (CGR), Corumbá (CMG), Ponta Porã (PMG), Santarém (STM), Marabá (MAB), Parauapebas (CKS), Altamira (ATM), Montes Claros (MOC), Uberaba (UBA), Uberlândia (UDI)).

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

We are a holding company that directly or indirectly owns shares of eight subsidiaries. Three of these subsidiaries are incorporated in Brazil: GLA; Smiles Viagens e Turismo S.A; and GTX S.A. Our five other subsidiaries are offshore subsidiaries, namely: GOL Finance Inc., GAC Inc., or GAC, GOL Finance, Smiles Fidelidade Argentina S.A. and Smiles Viajes y Turismo S.A. GLA is our operating subsidiary, under which we conduct our air transportation business. GOL Finance Inc., GAC and GOL Finance are offshore companies established for the purpose of facilitating cross-border general and aircraft financing transactions. For more information on our organizational structure, see note 1.1 to our audited consolidated financial statements included elsewhere in this annual report.

D.	Property, Plant and Equipment

Our primary corporate offices are located in São Paulo, where our commercial, operations, technology, finance and administrative staff is primarily based. We have concessions to use other airport buildings and hangars throughout Brazil. We have three GOL Aerotech hangars in Confins (representing one of the largest aircraft maintenance centers in South America) and one GOL Aerotech hangar in each of Brasília (since February 2022) and Congonhas. The certification of GOL Aerotech authorizes airframe maintenance services for Boeing 737-300/400, Boeing 767-200/300, Boeing Next Generation 737-700 and 800s and Boeing 737-8 MAX. For more information, see “—B. Business Overview—MRO: GOL Aerotech” and note 13 to our audited consolidated financial statements included elsewhere in this annual report.

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

In 2021 and 2022, 92.6% and 93.1% of our net revenues derived from passenger transportation revenues, and the remaining 7.4% and 6.9%, respectively, derived from other net revenue, principally from our cargo and mileage program redemption with other products and partners, as well as Smiles breakage revenue. In 2021 and 2022, 96.5% and 88.2% of our net revenues derived from our domestic operations and 3.5% and 11.8% from our international operations, respectively. We recognize passenger revenue, including revenue from Smiles’ loyalty program, which relates to the redemption of miles for GOL flight tickets, either when transportation is provided or when it is probable that the tickets sold will not be used. We recognize cargo revenue when transportation is provided.

The following table sets forth our main operating performance indicators in 2020, 2021 and 2022:

	Year ended December 31,
	2020	2021	2022
Operating Data:
Load factor	80.1%	82.0%	80.0%
Aircraft utilization (block hours per day)	9.6	10.0	11.0
Passenger revenue yield per RPK (R$ cents)	28.7	30.9	43.4
PRASK (R$ cents)	23.0	25.4	34.7
RASK (R$ cents)	25.3	27.4	37.3
Number of departures	124,528	133,902	202,086
Average number of operating aircraft	71	73	103

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

Our aircraft fuel expenses are higher than those of low-cost airlines in the United States and Europe because production, transportation and storage of fuel in Brazil depend on expensive and underdeveloped infrastructure, especially in the north and northeast regions of the country. In addition, taxes on jet fuel are high. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. The price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, varies significantly. The average price per barrel in 2021 was US$67.34, as compared to US$94.33 in 2022. The average price for 2022 reflects the increase in fuel prices due to the ongoing conflict between Russia and Ukraine. As of December 31, 2022, the price per barrel of West Texas Intermediate crude oil was US$80.26. Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also linked to fluctuations in the exchange rate of the real against the U.S. dollar. Fuel costs represented 28%, 23% and 43% of our total operating costs and expenses in 2020, 2021 and 2022, respectively. In order to mitigate the effects of increases in fuel prices, we enter into short- to medium-term hedging arrangements. Our pricing and yield management strategy are also important in hedging our exposure to fuel price fluctuations as we are able to pass a significant portion of these fluctuations onto customers in the long-term and recapture approximately two-thirds of fuel costs through our yield management.

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

Operating Segment

As of December 31, 2022, we have one operating segment: flight transportation.

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

Brazilian Macroeconomic Environment

As a Brazilian airline with primary operations in the Brazilian domestic market, we are affected by Brazilian macroeconomic conditions. Brazilian economic growth is an important indicator in determining our growth and our results of operations.

In 2022, the positive effects on the Brazilian macroeconomic environment deriving from high vaccination rates and resumed economic activity following developments relating to the COVID-19 global pandemic in 2020 and 2021 were partially offset by increased political uncertainty during an election year. In November 2022, Brazil’s unemployment rate was 8.1%, which represented the lowest rate since 2015, according to the IBGE. Inflation in Brazil in 2022 was 5.79%, according to the IBGE, which rate was lower than inflation rates seen in Europe and in the United States in the same period. In early 2023, the crisis in global financial systems has generated uncertainty in global capital markets and may materially and adversely affect our access to liquidity.

We are materially affected by currency fluctuations, especially in the U.S. dollar/real exchange rate. In 2021 and 2022, 46.7% and 47.8% of our operating costs and expenses were denominated in, or linked to, U.S. dollars and, as such, were subject to exchange rate variations. We believe that our foreign exchange and fuel hedging programs partially protect us against short-term swings in the U.S. dollar/real exchange rate and in related fuel prices. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Exchange rate instability may materially and adversely affect us.”

Inflation also affects us and will likely continue to do so. In 2021 and 2022, 53.3% and 52.2% of our operating costs and expenses were denominated in reais, respectively, and many of our suppliers and service providers generally increase their prices to reflect Brazilian inflation rates.

The following table sets forth data for real GDP growth, inflation, interest rates, the U.S. dollar selling rate and crude oil prices as of and for the periods indicated:

	December 31,
	2020	2021	2022
Real GDP growth (contraction)	(4.1)%	4.6%	2.9%
Inflation (IGP-M)(1)	23.1%	17.8%	5.5%
Inflation (IPCA)(2)	4.5%	10.1%	5.8%
Period-end CDI rate	1.9%	9.2%	13.7%
LIBOR rate(3)	0.2%	0.2%	4.7%
Period-end exchange rate – US$1.00	R$5.197	R$5.581	R$5.218
Period-end appreciation (depreciation) of the real vs. the U.S. dollar	(28.9)%	(7.4)%	6.5%
Average exchange rate – US$1.00(4)	R$5.158	R$5.396	R$5.163
Period-end West Texas intermediate crude (per barrel)	US$48.40	US$75.21	US$80.26
Period-end increase (decrease) in West Texas intermediate crude (per barrel)	(20.7)%	55.4%	6.7%
Average period West Texas Intermediate crude (per barrel)	US$39.13	US$67.34	US$94.33
Average period increase (decrease) in West Texas Intermediate crude (per barrel)	(31.4)%	72.1%	40.1%

_____________

Sources: Fundação Getulio Vargas, the Central Bank, IBGE and Bloomberg.

(1)	Inflation (IGP-M) is the general market price index measured by the Fundação Getulio Vargas.
(2)	Inflation (IPCA) is a broad consumer price index measured by IBGE.
(3)	Three-month U.S. dollar LIBOR (London inter-bank offer rate) as of the last date of the period.
(4)	Represents the average of the U.S. dollar selling rate in each year.

Normalization of Airline Operations

Due to developments relating to the COVID-19 global pandemic in 2020 and 2021, and resulting flight restrictions imposed worldwide, demand for air travel decreased dramatically in 2020 and then slowly began to pick up again in 2021, while facing recurring pandemic-related operational and demand challenges. In 2022, we saw a global normalization of airline operations, with steadily increased demand and lifting of flight restrictions. In light of this normalization, our passenger operations picked up and we resumed several routes that we had temporarily discontinued. This normalization of airline operations is the primary explanatory factor for most of the variations in our financial performance in 2022, as compared to 2021, as detailed below.

Results of Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Demand in the Brazilian airline market, as measured by RPKs, increased 50.1% in 2022, as compared to 2021, due to the waning effects of the COVID-19 global pandemic resulting from widespread vaccination, especially in Brazil, and reduced travel restrictions. Capacity in Brazil, as measured by ASKs, increased 47.6% in the same period.

The following table sets forth domestic and international industry capacity and demand for the periods indicated:

Industry Capacity and Demand(1)	2021	2022	Change
ASKs (millions)	95,488	140,962	47.6%
Domestic	86,636	112,549	29,9%
International	8,853	28,413	220.9%
RPKs (millions)	75,394	113,187	50.1%
Domestic	69,661	89,377	28,3%
International	5,733	23,810	315.3%
Load Factor	79.0%	80.3%	1.6p.p.
Domestic	80.4%	79.4%	(1.2) p.p.
International	64.8%	83.8%	29.3 p.p.

_____________

Source: ANAC.

(1)	Considering only Brazilian companies.

In 2022, our total capacity increased 50.3% and total demand increased 46.7%, as compared to 2021, resulting in a total load factor of 80.0%, as compared to 82.0% in 2021. Our PRASK increased 36.8% in 2022, as compared to 2021, due to a combination of a 40.2% yield increase and a decrease of 2.0 percentage points in load factor.

In 2022, our domestic capacity increased 39.9%, as compared to 2021, while domestic demand increased 36.4%, leading to a domestic load factor of 80.0%, 2.1 percentage points lower than in 2021. In 2022, our international capacity increased from 169.5 million ASKs in 2021 to 3,074.2 million ASKs in 2022, and international demand increased from 122.3 million RPKs in 2021 to 2,472.5 million RPKs in 2022, resulting in an international load factor of 80.4%.

The following table sets forth our domestic and international capacity and demand for the periods indicated:

GOL Capacity and Demand	2021	2022	Change (%)
ASKs (millions)	27,132	40,789	50.3%
Domestic	26,963	37,714	39.9%
International	169	3,075	n.m.
RPKs (millions)	22,237	32,627	46.7%
Domestic	22,115	30,154	36.4%
International	122	2,473	n.m.
Load Factor	82.0%	80.0%	(2.0)p.p.
Domestic	82.0%	80.0%	(2.1)p.p.
International	72.1%	80.4%	8.3p.p.

_____________

Source: ANAC.

Despite the advance in the COVID-19 vaccination program and reduced travel restrictions in 2022, as compared to 2021, our results in 2022 continue to reflect the impact that developments relating to the COVID-19 global pandemic had on the Brazilian economy and on the demand for air travel, mainly in the first quarter of 2022. To mitigate the steep decline in our revenue, we adopted numerous measures to cut our operating costs and expenses and manage our liquidity in 2021 and 2022. The following table sets forth certain data from our results of operations for the periods indicated:

	Year ended December 31,
	2021	2022
	(in millions of R$)
Net revenue
Passenger	6,880.1	14,153.1
Mileage program, cargo and other	553.3	1,045.6
Net revenue	7,433.4	15,198.7
Salaries, wages and benefits	(2,034.1)	(2,278.8)
Aircraft fuel	(2,631.9)	(6,288.4)
Landing fees	(456.0)	(777.3)
Aircraft, traffic and mileage servicing	(915.4)	(922.4)
Passenger service expenses	(549.5)	(882.8)
Sales and marketing	(406.6)	(817.4)
Maintenance, materials and repairs	(2,200.7)	(461.6)
Depreciation and amortization	(1,335.8)	(1,720.1)
Other income (expenses), net	(738.1)	(492.7)
Total operating costs and expenses	(11,268.0)	(14,641.6)
Income before financial income (expense), net and income taxes	(3,834.6)	557.1
Financial income	48.8	116.5
Financial expense	(2,201.0)	(3,516.9)
Derivative financial instruments	198.8	(2.6)
Income before exchange rate variation, net	(5,788.1)	(2,845.9)
Monetary and foreign exchange rate variation, net	(1,588.1)	1,328.2
Income (loss) before income taxes	(7,376.2)	(1,517.7)
Income taxes	192.4	(43.8)
Net income (loss)	(7,183.8)	(1,561.5)

Net revenue increased 104.5%, from R$7,433.4 million in 2021 to R$15,198.7 million in 2022. On a unit basis, RASK increased 26.5%, from R$27.40 cents in 2021 to R$37.26 cents in 2022. This was due to an increase in yield as a result of increased fares due to higher fuel prices.

Operating Costs and Expenses

Operating costs and expenses increased 29.9%, from R$11,268.0 million in 2021 to R$14,641.6 million in 2022, mainly due to (i) an increase in the average price per liter of fuel and (ii) an increase in sales and marketing expenses related to demand recovery.

The following table sets forth a breakdown of our operating costs and expenses for the periods indicated:

	Year ended December 31,
	2021	2022	Change %
	(in thousands of R$)
Salaries, wages and benefits	(2,034.1)	(2,278.8)	12.0%
Aircraft fuel	(2,631.9)	(6,288.4)	138.9%
Landing fees	(456.1)	(777.3)	70.5%
Aircraft, traffic and mileage servicing	(915.4)	(922.4)	0.8%
Passenger service expenses	(549.6)	(882.8)	60.7%
Sales and marketing	(406.6)	(817.4)	101.1%
Maintenance, materials and repairs	(2,200.7)	(461.6)	(79.0)%
Depreciation and amortization	(1,335.8)	(1,720.1)	28.8%
Other income (expenses), net	(738.1)	(492.7)	(33.2)%
Total operating costs and expenses	(11,268.0)	(14,641.6)	29.9%

On a per unit basis, our CASK decreased 13.6%, from R$41.53 cents in 2021 to R$35.90 cents in 2022, and our CASK ex-fuel decreased 35.7%, from R$31.83 cents in 2021 to R$20.48 cents in 2022. These decreases were mainly due to increased capacity in the context of recovering demand for air travel, which effects were partially offset by higher fuel prices.

The following table sets forth certain of our CASK components for the periods indicated:

	Year ended December 31,
Operating Costs and Expenses per Available Seat Kilometer	2021	2022	Change %
	(in cents of reais, except percentages)
Salaries, wages and benefits	7.50	5.59	(25.5)%
Aircraft fuel	9.70	15.42	58.9%
Landing fees	1.68	1.91	13.4%
Aircraft, traffic and mileage servicing	3.37	2.26	(33.0)%
Passenger service expenses	2.03	2.16	6.9%
Sales and marketing	1.50	2.00	33.7%
Maintenance, materials and repairs	8.11	1.13	(86.0)%
Depreciation and amortization	4.92	4.22	(14.3)%
Other income (expenses), net	2.72	1.21	(55.6)%
CASK	41.53	35.90	(13.6)%
CASK ex-fuel	31.83	20.48	(35.7)%
CASK ex-fuel, adjusted(1)	31.85	20.70	(35.0)%

_____________

(*)	Not meaningful.
(1)	Excluding results of sale and leaseback transactions.

Salaries, wages and benefits increased 12.0%, from R$2,034.1 million in 2021 to R$2,278.8 million in 2022, mainly due to the termination during the course of 2021 of temporary employment renegotiations that we had implemented in the context of the COVID-19 global pandemic and the return to full work hours and wages that increased the variable salaries and related amounts of aircraft crew, as well as an increase in employee wages considering inflation adjustments. Salaries per available seat kilometer decreased 25.5%, mainly due to the increase in available seat kilometers. We had 14,816 total employees as of December 31, 2022, representing a 1.2% decrease as compared to December 31, 2021.

Aircraft fuel expenses increased 138.9%, from R$2,631.9 million in 2021 to R$6,288.4 million in 2022, mainly due to the 66.0% increase in QAV average price per liter in 2022 and a 48.3% increase in fuel consumption in the context of recovering demand for air travel, as compared to 2021. Aircraft fuel expenses per available seat kilometer increased 58.9% due to the increase in QAV average price per liter in 2022, while fuel consumption per available seat kilometer remained stable.

Landing fees increased 70.5%, from R$456.0 million in 2021 to R$777.3 million in 2022, mainly due to an increase in demand and departures. Landing fees per available seat kilometer increased 13.4%, due to the average readjustment in certain landing, navigation and stay fees and an increase in international fees, which are higher than domestic fees.

Aircraft, traffic and mileage servicing expenses remained stable from R$915.4 million in 2021 to R$922.4 million in 2022. Aircraft, traffic and mileage servicing expenses per available seat kilometer decreased 33.0% due to the increase in available seat kilometers.

Passenger service expenses increased 60.7%, from R$549.5 million in 2021 to R$882.8 million in 2022, mainly due to an increase in capacity, tickets accommodation costs and the number of flights operated under our agreements with VoePass Linhas Aéreas and MAP Linhas Aéreas to expand our market share on regional routes. Passenger service expenses per available seat kilometer increased 6.9% due to the same reasons.

Sales and marketing expenses increased 101.1%, from R$406.6 million in 2021 to R$817.4 million in 2022, due to an increase in marketing campaigns, sales commissions and credit card charge-back related fees. Sales and marketing expenses per available seat kilometer increased 33.7% due to the same reasons.

Maintenance, materials and repairs expenses decreased 79.0%, from R$2,200.7 million in 2021 to R$461.6 million in 2022, mainly due to the provision we recorded in 2021 related to our accelerated fleet transformation and the amounts estimated for Boeing 737 Next Generation aircraft returns in accordance with applicable contractual conditions. Maintenance, materials and repairs expenses per available seat kilometer decreased 86.0% due to the same reasons.

Depreciation and amortization expenses increased 28.8%, from R$1,335.8 million in 2021 to R$1,720.1 million in 2022, mainly due to the delivery of 15 Boeing 737 MAX aircraft in 2022. Depreciation and amortization expenses per available seat kilometer decreased 14.3% due to the increase in available seat kilometers, which effects were partially offset by the delivery of new aircraft.

Other expenses, net decreased 33.2%, from an expense of R$738.1 million in 2021 to an expense of R$492.7 million in 2022, mainly due to (i) other income in 2022 from sale leaseback transactions relating to eight aircraft and two engines and (ii) an increase in 2022 in other expenses relating to tax claims. Other expenses, net per available seat kilometer decreased 55.6%, from R$2.72 cents in 2021 to R$1.21 cents, due to the same reasons.

Net Financial Expense

Net financial expense decreased 41.4%, from R$3,541.6 million in 2021 to R$2,074.8 million in 2022, as set forth in the following table:

	Year ended December 31,
	2021	2022	Change %
	(in thousands of R$)
Interest and costs on loans and financing	(896.1)	(1,063.1)	18.6%
Interest on lease operations	(880.6)	(1,316.6)	49.5%
Monetary and foreign exchange rate variation, net	(1,588.1)	1,328.2	n.m.*
Derivative results, net	(1.5)	(44.7)	n.m.*
Interest on financial investments(1)	37.0	90.6	144.9%
Results from exchangeable senior notes and capped calls(2)	200.3	42.0	(79.0)%
Other financial expenses, net(3)	(412.5)	(1,111.2)	169.4%
Net financial expense	(3,541.6)	(2,074.8)	(41.4)%

_____________

(1)	Comprises gains and losses on financial investments.
(2)	Comprises unrealized gains and conversion rights from the exchangeable senior notes and losses on the related capped call transactions.
(3)	Comprises commissions, banking charges and interest on other operations, as well as interest on provisions for aircraft returns and others.

Interest expenses on our indebtedness increased 18.6%, from R$896.1 million in 2021 to R$1,063.1 million in 2022, mainly due to an increase in interest rates as a result of contracts indexed to floating rates such as LIBOR and the interbank deposit (depósito interbancário) rate, or DI rate. As of December 31, 2021, we had R$11,900.0 million in total indebtedness outstanding and, as of December 31, 2022, we had R$11,984.9 million in total indebtedness outstanding.

Interest expenses on lease operations increased 49.5%, from R$880.6 million in 2021 to R$1,316.6 million in 2022, mainly due to (i) an increase of R$444.0 million in lease liabilities outstanding as of December 31, 2022, as compared to as of December 31, 2021, and (ii) an increase in the average annual interest rate of right-of-use leases denominated in U.S. dollars, from 10.0% to 11.75%. As of December 31, 2021, we had R$10,763.0 million in lease liabilities outstanding and, as of December 31, 2022, we had R$11,207.0 million in lease liabilities outstanding.

Monetary and foreign exchange rate variation, net changed from an expense of R$1,588.1 million in 2021 to an income of R$1,328.2 million in 2022, mainly due to the 6.5% appreciation of the real against the U.S. dollar in 2022, as compared to a 7.4% depreciation in 2021.

Derivative results, net changed from a loss of R$1.5 million in 2021 to a loss of R$44.7 million in 2022, mainly due to losses on our fuel price hedge derivatives as a result of the effects of high fuel price volatility in the context of the ongoing conflict between Russia and Ukraine.

Income from financial investments increased 144.9%, from R$37.0 million in 2021 to R$90.6 million in 2022, mainly due to an increase in interest rates such as LIBOR and the DI rate, which effects were partially offset by a decrease of R$267.5 million in cash, cash equivalents and financial investments as of December 31, 2022, as compared to December 31, 2021. As of December 31, 2021 and 2022, we had a total of R$859.9 million and R$592.5 million in cash, cash equivalents and financial investments, respectively.

Results from exchangeable senior notes and capped calls decreased 79.0%, from R$200.3 million in 2021 to R$42.0 million in 2022, mainly due to changes in the fair value of these instruments in the context of a less steep decrease in the trading price of the ADSs representing our preferred shares in 2022, as compared to 2021.

Other financial expenses, net increased 169.4%, from R$412.5 million in 2021 to R$1,111.2 million in 2022, mainly due to an increase of R$173.8 million in expenses from adjusted present value of other operations and an increase of R$270.4 million in bank charges and expenses.

Income Taxes

Income tax changed from an income of R$192.4 million in 2021 to an expense of R$43.8 million in 2022, mainly due to a tax credit in 2021 deriving from our merger of Smiles. Our effective tax rate changed from (2.6)% in 2021 to 2.8% in 2022, due to a decrease in deferred tax liabilities of R$219.2 million in 2021, mainly related to our merger of Smiles.

Net Loss

As a result of the foregoing, our net loss decreased 78.3%, from R$7,183.8 million in 2021 to R$1,561.5 million in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For this discussion, see our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 16, 2022.

Segment Results of Operations

As of December 31, 2022, we have one operating segment: flight transportation. For more information, see “—Operating Segment” and note 4.22 to our audited consolidated financial statements included elsewhere in this annual report.

For a discussion of our segment results of operations in the year ended December 31, 2021 as compared to the year ended December 31, 2020, see our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 16, 2022.

B.	Liquidity and Capital Resources

Cash Flows

Operating Activities. We had net cash flows from operating activities of R$2,168.8 million in 2022, as compared to R$705.6 million in 2021, mainly due to demand recovery and resumed operations, which effects were partially offset by the increase in QAV average price per liter. The main variations in our operating assets and liabilities were: (i) an increase in advance ticket sales from R$619.7 million as of December 31, 2021 to R$832.1 million as of December 31, 2022, mainly due to increased ticket sales in the context of recovering demand for air travel in 2022; (ii) a change in trade receivables from R$(111.6) million as of December 31, 2021 to R$(44.5) million as of December 31, 2022, mainly due to prepayment of receivables in the context of recovering demand for air travel in 2022; and (iii) an increase in taxes payable and salaries, wages and benefits from R$149.3 million as of December 31, 2021 to R$863.7 million as of December 31, 2022, due to the deferral of certain taxes that we will pay in installments over a period of five years. The effects of these variations were partially offset by a change in deposits from R$159.9 million as of December 31, 2021 to R$(307.8) million as of December 31, 2022, mainly due to operations resumed in 2022 in the context of recovering demand and the consequent increase in aircraft utilization, as well as our net addition of 11 aircraft to our fleet.

Investing Activities. We had net cash flows used in investing activities of R$787.5 million in 2022, as compared to R$179.6 million in 2021, which increase was mainly due to (i) R$645.1 million in cash outflows from our acquisition of property, plant and equipment in 2022, as compared to R$316.0 million in 2021; and (ii) R$594.3 million in cash inflows from Smiles’ financial investments in 2021.

Financing Activities. We had net cash flows used in financing activities of R$1,673.5 million in 2022, as compared to R$672.0 million in 2021, mainly due to R$2,357.3 million in cash outflows for payments on lease obligations in 2022, as compared to R$1,449.3 million in 2021, which effects were partially offset by R$947.5 million in cash inflows from our capital increase in 2022, as compared to R$420.7 million from our capital increase in 2021.

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

Our total liquidity, which we calculate as the sum of cash and cash equivalents, financial investments and accounts receivable, as of December 31, 2022, was R$1,480.2 million.

The following table sets forth certain key liquidity data as of the dates indicated:

	As of December 31,
	2021	2022
	(in millions of R$)
Real denominated	1,386.1	990.9
Cash and cash equivalents and financial investments	706.9	318.3
Short-term receivables	679.2	672.6
Foreign exchange denominated	324.5	489.3
Cash and cash equivalents and financial investments	153.0	274.2
Short-term receivables	171.5	215.1
Total	1,710.6	1,480.2

As of December 31, 2022, our cash and cash equivalents and financial investments totaled R$592.5 million, comprising R$169.1 million in cash and cash equivalents and R$423.4 million in financial investments.

As of December 31, 2022, we had negative working capital of R$10.9 billion, as compared to R$8.4 billion as of December 31, 2021, due to (i) an increase in liabilities of advance ticket sales and mileage program in the context of recovering demand and resumed operations; (ii) investments in working capital, fleet maintenance and Boeing 737 MAX aircraft acquisitions; and (iii) disbursements related to leases and deposits. We have, since the beginning of the global pandemic, and in response to this scenario, successfully taken a number of measures to protect our liquidity and cash position, including adjusting our flight network, rolling over and deferring short-term obligations, including debt and certain lease obligations, significantly reducing fixed and variable costs, and, on the asset side of the working capital equation, extracted cash from a number of our current assets, the latter having decreased our current assets during the course of 2022. We will continue to take measures with our suppliers and counterparties, all of which have been highly cooperative with our efforts, in order to maintain our costs low and to preserve our liquidity. However, we do not know whether or for how much longer our counterparties will continue to cooperate with us. For further information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and the Brazilian Airline Industry—We may not be able to maintain adequate liquidity and our cash flows from operations and financings may not be sufficient to meet our current obligations.”

Contractual Obligations

Our contractual obligations as of December 31, 2022 included the following:

	Total	2023	2024	2025	2026	2027	There- after	Without maturity
	(in millions of R$)
Non-derivative contractual obligations
Leases	11,207.0	1,948.3	1,385.5	1,265.9	1,145.8	1,089.4	4,372.0	-
Loans and financing	11,984.9	1,126.6	2,813.2	3,742.2	3,469.7	4.6	25.6	803.0
Total non-derivative contractual obligations	23,191.9	3,074.9	4,198.7	5,008.2	4,615.5	1,094.0	4,397.6	803.0

Aircraft commitments
Pre-delivery deposits	7,170.7	1,642.2	1,990.8	2,355.5	1,182.3	-	-	-
Aircraft purchase commitments(*)	20,574.8	4,234.5	5,847.9	6,970.5	3,521.9	-	-	-
Total aircraft commitments	27,745.5	5,876.7	7,838.7	9,326.0	4,704.2	-	-	-

Other commitments
Fuel purchase commitments	860.4	860.4	-	-	-	-	-	-
Acquisition of MAP Linhas Aéreas	25.0	6.3	12.5	6.2	-	-	-	-
Total other commitments	885.4	866.7	12.5	6.2	-	-	-	-
Total	51,822.8	9,818.2	12,049.8	14,340.5	9,319.7	1,094.0	4,397.6	803.0

_____________

(*)	Comprises 91 firm orders for the acquisition of Boeing 737 MAX aircraft, of which 66 were for 737 MAX-8 and 25 were for 737 MAX-10. Amounts disclosed reflect certain discounts negotiated with suppliers as of the balance sheet date, which discounts are calculated on highly technical bases and are subject to multiple conditions and constant variations. Among the factors that may affect discounts are changes in our purchase agreements, including order volumes. As of December 31, 2022 and the date of this annual report, we have an order book of 66 Boeing 737-8 MAX and 25 Boeing 737-10 MAX aircraft for delivery through 2026. In addition, the amounts and timing of our actual cash disbursements relating to our aircraft and engine purchase commitments may differ due to our right to offset certain obligations with credits we have against suppliers.

Indebtedness

The following table sets forth our total indebtedness as of the dates indicated:

	As of December 31,
	2021	2022
	(in millions of R$)
Loans and financing	11,023.4	11,165.3
Perpetual notes	876.5	819.6
Lease liabilities	10,763.0	11,207.0
Total indebtedness	22,663.0	23,191.9

The increase in our total indebtedness in 2022 was mainly due to (i) our issuance of US$196.0 million in aggregate principal amount of secured amortizing notes in December 2022 and (ii) lease agreements providing for a net addition of 11 aircraft to our fleet, which effects were partially offset by appreciation of the real against the U.S. dollar.

We expect to fully pay, using cash flows from operating activities or new financings, or refinance the portions of our indebtedness due in 2023 to 2025.

Loans and Financing

The following table sets forth our short-term and long-term indebtedness by type of financing as of the dates indicated:

	As of December 31,
	2021	2022
Short-term indebtedness (including short-term portion of long-term indebtedness)	(in millions of R$)
Local currency	157.8	716.6
Debentures(1)	109.5	640.0
Working capital lines of credit(2)	48.2	76.6
Foreign currency (U.S. dollars)	476.9	410.0
Secured funding(3)	-	-
Import financing(4)	138.0	77.2
Engine facility(5)	124.0	30.3
Exchangeable senior notes(6)	40.7	38.1
Senior notes(7)	105.7	99.0
Senior secured notes(8)	-	-
Secured amortizing notes(9)	-	121.1
Finance guaranteed by engines(10)	50.4	27.7
Perpetual notes(11)	17.7	16.6
Total short-term indebtedness	634.6	1,126.6
Long-term indebtedness
Local currency	1,065.0	471.1
Debentures(1)	1,055.2	432.0
Working capital lines of credit(2)	9.8	39.1
Foreign currency (U.S. dollars)	10,200.4	10,387.2
Engine facility(5)	125.1	94.0
Exchangeable senior notes(6)	1,947.5	1,819.3
Senior notes(7)	3,599.0	3,372.3
Senior secured notes(8)	3,452.0	3,272.2
Secured amortizing notes (9)	-	882.2
Finance guaranteed by engines(10)	218.0	144.2
Perpetual notes(11)	858.8	803.0
Total long-term indebtedness	11,265.4	10,858.3
Total indebtedness	11,900.0	11,984.9

_____________

(1)	Issuance of 88,750 debentures by GLA in October 2018 and issuance of 610,217 debentures by GLA in October 2021 for refinancing of short-term import financing and working capital lines of credit.
(2)	Credit lines in reais raised with private banks.
(3)	In August 2020, we refinanced US$250.0 million to repay in full our US$300.0 term loan upon maturity by means of a secured loan facility with a term of 16 months, maturing in December 2021, at 9.5% interest per annum with monthly amortization payments. This loan facility was secured by Smiles shares, as well as certain other collateral.
(4)	Credit line of import financing for our purchase of spare parts and aircraft equipment.
(5)	Credit lines in U.S. dollars raised with private banks. For a detailed break-down, see note 15 to our audited consolidated financial statements included elsewhere in this annual report.
(6)	Issuance of 3.75% exchangeable senior notes due 2024 in March, April and July 2019 in an aggregate principal amount of US$425.0 million.
(7)	Issuance of 7.00% senior notes due 2025 in December 2017 and February 2018 in an aggregate principal amount of US$650.0 million.
(8)	Issuance of 8.00% senior secured notes due 2026 in December 2020 and May and September 2021 in an aggregate principal amount of US$650.0 million.
(9)	Issuance of secured amortizing notes due 2026 in December 2022 in an aggregate principal amount of US$196.0 million.
(10)	Loans entered into in June 2018 pursuant to which five engines were granted as collateral. The interest rates negotiated were from LIBOR 6m+2.35% per annum to LIBOR 6m+4.25% per annum.
(11)	Issuance of perpetual notes in July 2006 in an aggregate principal amount of US$200.0 million.

The following table sets forth the maturities and interest rates of our indebtedness as of December 31, 2022:

	Maturity	Interest per annum	Currency
Debentures	October 2024	18.76%	Real
Working capital lines of credit	October 2025	18.84%	Real
Import financing	March 2023	11.59%	U.S. dollar
Engine facility	September 2024	6.00%	U.S. dollar
Exchangeable senior notes	July 2024	3.75%	U.S. dollar
Senior notes	January 2025	7.00%	U.S. dollar
Senior secured notes	June 2026	8.00%	U.S. dollar
Secured amortizing notes	June 2026	4.76%	U.S. dollar
Loan facility	March 2028	7.11%	U.S. dollar
Perpetual notes	-	8.75%	U.S. dollar

The following table sets forth our payment schedule, in nominal amounts, as of December 31, 2022, in millions of reais, for our short-term and long-term loans and financing:

	2024	2025	2026	2027	Thereafter	Without maturity	Total
Real denominated
Debentures	432.0	-	-	-	-	-	432.0
Working capital lines of credit	37.0	2.1	-	-	-	-	39.1
U.S. dollar denominated
Engine facility	94.0	-	-	-	-	-	94.0
Exchangeable senior notes	1,819.3	-	-	-	-	-	1,819.3
Senior notes	-	3,372.4	-	-	-	-	3,372.4
Senior secured notes	-	-	3,272.2	-	-	-	3,272.2
Secured amortizing notes	407.4	343.6	131.2	-	-	-	882.2
Loan facility	23.5	24.1	66.3	4.6	25.6	-	144.1
Perpetual notes	-	-	-	-	-	803.0	803.0
Total	2,813.2	3,742.2	3,469.7	4.6	25.6	803.0	10,858.3

Our total short-term indebtedness, as of December 31, 2022, was of R$1,126.6 million, comprising interest accrued in perpetual notes of R$16.6 million and loans and financing of R$1,110.0 million. Our total long-term indebtedness was of R$10,858.3 million, comprising R$803.0 million in perpetual notes and R$10,055.3 million in loans and financing.

For recent developments relating to our indebtedness, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

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

Senior Secured Notes

Following our initial issuance of US$200.0 million in aggregate principal amount of 8.00% senior secured notes due 2026, in May and September 2021, we issued US$300.0 million and US$150.0 million in aggregate principal amount of additional notes of the same series, respectively. These notes mature in June 2026, have been callable since December 2022 and are secured by fiduciary assignments of (i) substantially all of GLA’s intellectual property, including patents, trademarks, brand names and domain names, and (ii) GLA’s aircraft spare parts located in Brazil.

Secured Amortizing Notes

In December 2022, we issued US$196.0 million in aggregate principal amount of secured amortizing notes, comprising 5.00% senior secured amortizing notes due 2026 and 3.00% subordinated secured amortizing notes due 2025. These notes were issued in exchange for full release of certain aircraft lease payment obligations under deferral agreements, among other obligations that the participating aircraft lessors chose to exchange for the notes. The senior secured amortizing notes will amortize in ten equal quarterly installments and the subordinated secured amortizing notes will amortize in nine equal quarterly installments and will be contractually subordinated to the senior secured amortizing notes. Both series of secured amortizing notes are secured by certain unencumbered receivables and provide for a six-month grace period to make the first payments under each series.

For more information on our indebtedness, see note 15 to our audited consolidated financial statements included elsewhere in this annual report.

Leases

The following table sets forth our short-term and long-term lease as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
Short-term lease	(in millions of R$)
Local currency	29.5	42.3
Right of use leases without purchase option	29.5	37.2
Right of use leases with purchase option	-	5.1
Foreign currency (U.S. dollars)	2,028.2	1,906.0
Short-term lease and variable payments	28.4	15.7
Right of use leases without purchase option	1,999.8	1,756.4
Right of use leases with purchase option	-	133.9
Total short-term indebtedness	2,057.7	1,948.3
Long-term lease
Local currency	8.6	224.7
Right of use leases without purchase option	8.6	221.3
Right of use leases with purchase option	-	3.3
Foreign currency (U.S. dollars)	8,696.7	9,034.0
Right of use leases without purchase option	8,696.7	7,776.8
Right of use leases with purchase option	-	1,257.2
Total long-term lease	8,705.3	9,258.7
Total lease	10,763.0	11,207.0

As of December 31, 2022, our total short-term lease was R$1,948.3 million and our total long-term lease was R$9,258.7 million.

For more information on our lease balances, see note 16 to our audited consolidated financial statements included elsewhere in this annual report.

Covenant Compliance

Our long-term financings (excluding our perpetual notes and finance leases) are subject to restrictive covenants, and our senior secured notes and debentures require us to comply with specific liquidity and interest expense coverage ratios. In December 2022, holders of our outstanding debentures waived our non-compliance with certain financial ratio covenants, which we will have to calculate again as of June 30, 2023. As of December 31, 2022, we were in compliance with the covenants provided for by the terms of our long-term indebtedness. For further information on our covenant compliance and waivers, see note 15.4 to our audited consolidated financial statements included elsewhere in this annual report.

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

As of December 31, 2022, we had 91 firm Boeing 737 MAX aircraft orders representing present value commitments of R$20,574.1 million (US$3,943.3 million) for deliveries through 2026.

We expect to meet our pre-delivery deposits by using long-term loans from private financial institutions guaranteed by first tier financial institutions and capital markets financing, including long-term and perpetual notes as well as sale-leaseback transactions.

For information regarding our negative working capital, see note 1.3 to our audited consolidated financial statements included elsewhere in this annual report and “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and the Brazilian Airline Industry— Our financial statements as of and for the years ended December 31, 2020, 2021 and 2022 contain a going concern emphasis, due in significant part to our negative working capital and more recently to the substantial decline in demand for air travel as a result of the effects of developments relating to the COVID-19 pandemic and the actions taken by the Brazilian government to address it, which are largely out of our control.”

We meet our payment obligations relating to aircraft acquisitions with our own funds, short and long-term indebtedness, cash provided by our operating activities, short- and medium-term lines of credit and supplier financing.

Equity

As of December 31, 2022, we had total equity representing a deficit of R$21,358.8 million.

Recent Accounting Pronouncements

There are no new accounting pronouncements or interpretations applicable to annual periods beginning on or after January 1, 2023 that management expects to have a significant impact on our financial information (see note 4.26 to our audited consolidated financial statements included elsewhere in this annual report).

In 2022, the following standards were amended: IAS 16 – Property, Plant and Equipment; IAS 37 – Provisions, Contingent Liabilities and Contingent Assets; IFRS 3 – Business Combinations; and IFRS 9 – Financial Instruments. These amendments had no impact on our consolidated financial statements.

For information on the impact of the adoption of new accounting standards, interpretations or amendments, see note 4.24 to our audited consolidated financial statements included elsewhere in this annual report.

C.	Research and Development, Patents and Licenses, etc.

Following our implementation of Sabre’s passenger service system in 2021, we have invested in additional technology and developments to enhance our customers’ experience with digital self-services. We initiated new process mapping of future investments required to improve our customers’ experience at airports (including new totems and baggage solutions) and we have made investments to personalize the travel experience for customers to interact with crew through the use of tablets and free online messaging.

To improve the reliability of our operations and our on-time performance, in 2022, we concluded a project called “paperless cockpit” that comprises entirely digital solutions for flight documentation requirements.

In addition, in 2022, we focused on cybersecurity developments, which represented approximately 20% of our information technology budget. Pursuant to this initiative, we upgraded our information technology infrastructure.

D.	Trend Information

As a result of developments relating to the global pandemic and government measures to address it, including severe travel restrictions and reduced demand for air travel, we reduced our operations to an essential service in 2020. From May 2021 on, the demand for domestic and international air travel in Brazil gradually increased, both in terms of flights and daily sales.

As of December 2022, our capacity had increased to an average of 674 daily flights, and we operated approximately 760 daily flights on peak days, representing approximately 84% of our capacity compared to pre-pandemic demand in December 2019. Our domestic demand in December 2022, as measured by RPKs, represented 73.6% of domestic demand compared to December 2019. During the first two months of 2023, our domestic capacity and our domestic demand represented approximately 89% and 90%, respectively, of our domestic capacity and our domestic demand in the same period in 2019. Moreover, we expect continued demand growth for our cargo services.

In addition, largely as a result of the ongoing conflict between Russia and Ukraine, we expect Brazilian jet fuel prices to remain high.

The rate at which our operations resume and the impact on our revenue depend on many factors, including fluctuations in our fuel costs, especially in the context of the ongoing conflict between Russia and Ukraine, developments relating to global health concerns, the effects of political uncertainty regarding political developments and the policies the new Brazilian federal government may adopt and our ability to increase our capacity in response to increased demand – all of which remain highly uncertain as of the date of this annual report. We continue to believe we have the best flexibility and fleet model to respond to demand trends. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil” and “—Risks Relating to Us and the Brazilian Airline Industry.”

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

For this discussion, see our audited consolidated financial statements included elsewhere in this annual report.

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

Members of our board of directors serve simultaneous one-year terms and may be re-elected. The term of our current directors expires on April 25, 2023. Our bylaws do not provide for a mandatory retirement age for directors.

The following table sets forth the name, age and position of each member of our board of directors. A brief biography of each follows the table.

Name	Age	Position
Constantino de Oliveira Junior	54	Chairman
Joaquim Constantino Neto	58	Vice-Chairman
Ricardo Constantino	59	Director
Paulo Sergio Kakinoff(1)	48	Director
Marcela de Paiva Bonfim Teixeira(1)	39	Director
Germán Pasquale Quiroga Vilardo(1)	55	Director
Anmol Bhargava(1)	44	Director
Philipp Schiemer(1)	58	Director

_____________

(1)	Independent director.

Constantino de Oliveira Junior has been a member of our board of directors since we were founded in 2001 and is currently the chairman of our board of directors. He served as our chief executive officer from 2001 to 2012. Mr. de Oliveira introduced the “low-cost, low-fare” concept in the Brazilian airline industry and was named “Most Valuable Executive” by the Brazilian newspaper Valor Econômico in 2001 and 2002. In 2003, he was elected the leading executive in the logistics sector by the readers of Gazeta Mercantil, a Brazilian financial newspaper, and in 2008, he was named a “Distinguished Executive” in the air transportation category at the Latin American Aeronautics Gallery awards, sponsored by IATA. From 1994 to 2000, he served as director of a land passenger transportation company. Mr. de Oliveira studied business administration at the Universidade do Distrito Federal and attended the Executive Program on Corporate Management for Brazil conducted by the Association for Overseas Technical Scholarships. He is also a member of our corporate governance and people policies committee, financial policy committee, risk policies committee and alliances committee. Mr. de Oliveira, together with his family, is one of our indirect controlling shareholders. For more information, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Joaquim Constantino Neto has been a member of our board of directors since March 2004. Mr. Constantino Neto has also been the chief operating officer of Comporte Participações S.A. since 1994. From 1984 to 1990, he was in charge of operations of Empresas Reunidas Paulista de Transportes Ltda. Since 1990, he has served as the president of Breda Serviços, a bus transportation company. He is also a member of the board of directors of CMP Participações, a company that manages more than 2,000 buses in São Paulo and Paraná. Mr. Constantino Neto, together with his family, is one of our indirect controlling shareholders. For more information, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Ricardo Constantino has been a member of our board of directors since March 2004. Mr. Constantino has been the chief technical and maintenance officer of Comporte Participações S.A. since 1994. He is also a member of the board of directors of BRVias S.A. Mr. Constantino, together with his family, is one of our indirect controlling shareholders. For more information, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Paulo Sergio Kakinoff was our president and chief executive officer from July 2012 until June 2022. He served as an independent member of our board of directors from January 2010 to June 2012. He held the position of chief executive officer at Audi Brazil until June 2012, having worked for the Volkswagen Group for 18 years as the sales and marketing officer at Volkswagen Brasil and as the executive officer for South America at the Volkswagen Group’s head offices in Germany. Mr. Kakinoff also served as the vice president of the Brazilian Association of Importers of Motor Vehicles (ABEIVA) and was a member of the board of directors of Volkswagen Participações. Mr. Kakinoff serves as a member of the boards of directors of Porto Seguro S.A., Vamos Locação de Caminhões, Máquinas e Equipamentos S.A. and Tembici Participações S.A. He also serves as a member of the board of the non-profit organizations Todos pela Educação (focused on education) and Atletas pelo Brasil (focused on sports). He holds a bachelor’s degree in business administration from Mackenzie University, in São Paulo.

Marcela de Paiva Bomfim Teixeira has been a member of our board of directors since 2022. She holds a degree in business administration from Pontifícia Universidade Católica of Minas Gerais, a specialization degree in information management and technology from Instituto de Educação Tecnológica, a specialization degree in finance from Fundação Dom Cabral and a master’s degree in business administration focused on project management from Fundação Getúlio Vargas. She was a member of the fiscal council of Transnorte Energia S.A. from 2012 to 2016. Ms. Teixeira is pursuing an executive master’s degree in business administration at Fundação Dom Cabral and recently held an extension at HEC Paris Shanghai Module. In her 17 years of experience, Ms. Teixeira has worked for companies such as Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas and Alupar Investimento S.A. and was previously a member of our fiscal council for two years.

Germán Pasquale Quiroga Vilardo has been a member of our board of directors since 2016. He was the founder and chief executive officer of TV1.com, chief information officer and chief marketing officer of Americanas.com, chief information officer and chief marketing officer of Cyrela Brasil Realty and founder, chief executive officer and member of the board of directors of Pontofrio.com, Nova Pontocom and various other e-commerce companies. He is a member of the board of directors of Centauro, Abrarec and Fecomércio. He is also a founding member of the board of directors of Cobasi Digital and was the founder of OMNI55 Consulting. Mr. Quiroga holds a bachelor’s degree in electronic engineering from the Instituto de Engenharia Militar and a master’s degree in digital systems from the Polytechnic School of the Universidade de São Paulo (USP).

Anmol Bhargava has been a member of our board of directors since 2022 and the vice president of global alliances and partnerships of American Airlines since May 2021. Mr. Bhargava joined American Airlines in 2006 and has served as managing director of joint business and alliances for the Atlantic and Pacific regions, chief financial officer of joint business and analytics, finance manager on the strategic alliances team and senior financial analyst. Previously, Mr. Bhargava worked at AkzoNobel. In 2001, Mr. Bhargava graduated from RV Engineering College in Bangalore, India and, in 2006, he earned a master’s degree in business administration in strategy and finance from the University of Texas.

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

Constantino de Oliveira Junior, Joaquim Constantino Neto and Ricardo Constantino are brothers and are together one of our controlling shareholders.

Executive Officers

Our executive officers have significant experience in the domestic and international passenger transportation industries, and we have been able to draw upon their extensive experience to develop our low-cost operating structure. Our executive officers are responsible for our day-to-day management.

Under our bylaws, we must have at least two and no more than seven executive officers that are elected by the board of directors for a one-year term. Any executive officer may be removed by the board of directors before the expiration of his term. The current term of all our executive officers ends in April 2023.

The following table sets forth the name, age and position of each of our executive officers. A brief biography of each follows the table.

Name	Age	Position
Celso Guimarães Ferrer Junior	40	Executive President and Chief Executive Officer
Carla Patrícia Cabral da Fonseca	42	Executive Vice President
Richard F. Lark, Jr.	56	Executive Vice President, Chief Financial Officer and Investor Relations Officer
Eduardo José Bernardes Neto	49	Executive Vice President

Celso Guimarães Ferrer Junior has been our executive president since July 2022. He has been with GOL for 17 years and served as our vice president and chief planning officer from February 2015 to March 2019, when he became our vice president and chief operations officer until June 2022. He is also a pilot of Boeing 737-700, Boeing 737-800 Next Generation and Boeing 737-8 MAX aircraft. Mr. Ferrer holds a master’s degree in business administration from INSEAD and holds a degree in economics from the Universidade de São Paulo and in international relations from the Pontifícia Universidade Católica de São Paulo.

Carla Patrícia Cabral da Fonseca has been our executive vice president since 2022 and is the chief executive officer of our Smiles business unit. She has worked with us for eight years. She was previously responsible for customer products and sales channels and was also an executive of Smiles’ Argentina branch. Before joining us, she worked in the financial market for 10 years at Credicard and Citibank. Mrs. Fonseca holds a master’s degree in business administration from Fundação Getúlio Vargas and a degree in marketing from Universidade Santo Amaro.

Richard F. Lark, Jr. has been our executive vice president, chief financial officer and investor relations officer since July 2016. Mr. Lark has been working with GOL for 20 years, as our chief financial officer from 2003 to 2008, as a member of our board of directors from 2008 to 2016 and as a member of our audit committee from 2013 to 2016. Mr. Lark served as a member of the advisory boards of the Kellogg Institute for International Studies at the University of Notre Dame, Associação Vida Jovem, Casa Santa Teresinha and as president of the American Society of São Paulo. He completed the Oxford University advanced management and leadership program, participated in the global executive leadership program at the Yale School of Management and holds a master’s degree in business administration from the UCLA Anderson School of Management and a bachelor’s degree in finance and business economics and philosophy from the University of Notre Dame. Mr. Lark is a member of our financial policy committee and risk policies committee.

Eduardo José Bernardes Neto has been our executive vice president and chief commercial officer since February 2015. Mr. Bernardes is responsible for sales, marketing, distribution, ancillary revenues and revenue management. He has been with GOL for 22 years, having joined our commercial area as an account manager in February 2001. Mr. Bernardes coordinated the opening of several of our national and international facilities. He was also a member of the board of directors of UATP from 2009 to 2016. Mr. Bernardes has a degree in business administration from Faculdade Ibero-Americana with a specialization in foreign trade.

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

In 2022, the aggregate compensation, including cash and benefits-in-kind but excluding stock options, to the members of our board of directors and executive officers was R$9.1 million.

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

In the last three years, we granted 5,587,215 stock options, which represented 1.3% economic interest in our company or 1.8% of our preferred shares, as of December 31, 2022. Of the total options granted, 8,072,765 were outstanding as of December 31, 2022, which represented 1.9% economic interest in our company. In the last three years, 800,796 stock options were exercised.

Additionally, in the last three years, we granted 2,297,209 restricted shares, which represented 0.6% economic interest in our company or 0.7% of our preferred shares, as of December 31, 2022. As of December 31, 2022, we had 2,135,887 restricted shares outstanding, which represented 0.5% economic interest in our company. In 2022, we transferred 75,232 preferred shares as a result of the vesting of restricted shares.

For additional information on payments under our stock option plan and restricted share plan, see note 25 to our audited consolidated financial statements included elsewhere in this annual report.

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

Statutory Audit Committee. Our statutory audit committee provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance. It recommends the appointment of our independent auditors to our board of directors, reviews the compensation of our independent auditors and helps oversee their activities. It also evaluates the effectiveness of our internal financial and legal compliance controls. Our statutory audit committee performs the roles of an audit committee under U.S. laws. The members of our statutory audit committee are Germán Pasquale Quiroga Vilardo, Phillip Schiemer and Marcela de Paiva Bonfim Teixeira. All members meet the applicable independent membership requirements of the SEC and the New York Stock Exchange, or NYSE, as well as other NYSE requirements. Marcela de Paiva Bonfim Teixeira is the committee’s “financial expert” within the meaning of the SEC rules under the U.S. Securities Exchange Act of 1934, or the Exchange Act.

Financial Policy Committee. Our financial policy committee is responsible for (i) approving our corporate finance policies, as well as monitoring and reviewing their effectiveness and implementation, and (ii) reviewing our financing plan. The members of our financial policy committee are Constantino de Oliveira Junior, Antonio Kandir, Paulo Kakinoff, Richard Lark and Celso Guimarães Ferrer Junior.

Risk Policies Committee. Our risk policies committee is responsible for (i) reviewing and approving our risk management mechanisms, (ii) approving and evaluating our risk policies and (iii) monitoring their implementation. The members of our risk policies committee are Constantino de Oliveira Junior, Richard Lark, Paulo Sergio Kakinoff, Antonio Kandir and Celso Guimarães Ferrer Junior.

Corporate Governance and People Policies Committee. Our corporate governance and people policies committee is responsible for (i) coordinating, implementing and reviewing our corporate governance practices and (ii) reviewing and recommending human resources policies and compensation to our board of directors. The members of our corporate governance and people policies committee are Constantino de Oliveira Junior, Paulo Kakinoff, Betânia Tanure de Barros and Celso Guimarães Ferrer Junior.

Alliances Committee. Our alliances committee is responsible for (i) evaluating opportunities for partnerships and alliances, and possible related investments, by us and partner airlines and (ii) maximizing the benefits of existing partnerships through the optimization of resources and opportunities. The members of our alliances committee are Constantino de Oliveira Junior, Celso Guimarães Ferrer Junior and Eduardo José Bernardes Neto.

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

As of December 31, 2022, we had 14,816 total employees and 13,919 active employees, which does not consider interns, employees on maternity leave and employees on vacation. As of 2022, we have adopted a hybrid remote work arrangement comprising two in-person days and three remote days per week. This arrangement generates cost savings and we believe the flexibility improves our work environment and our employees’ quality of life and work satisfaction.

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

The members of our board of directors and our board of executive officers directly own an aggregate of 1.15% of our preferred shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” MOBI FIA and PATH-Brazil LLC are directly controlled by Constantino de Oliveira Junior, the chairman of our board of directors, and his brothers Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

For a description of stock options granted to our board of directors and our executive officers, see “—B. Compensation—Stock Option Plan and Restricted Share Plan.”

ITEM 7.                    Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of December 31, 2022, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all of our directors and executive officers as a group.

Each shareholder’s percentage ownership in the following table is based on the 2,863,682,710 common shares and 336,833,571 preferred shares outstanding as of December 31, 2022:

	Common Shares		Preferred Shares(1)		Total Shares		Economic Interest
	Shares	(%)	Shares	(%)	Shares	(%)	(%)
MOBI(2)	2,863,682,150	100.00%	131,139,776	38.93%	2,994,821,926	93.57%	50.87%
PATH-Brazil LLC(2)	-	0.00%	10,846,688	3.22%	10,846,688	0.34%	2.59%
American Airlines	-	0.00%	22,224,513	6.60%	22,224,513	0.69%	5.31%
Air France – KLM	-	0.00%	4,246,620	1.26%	4,246,620	0.13%	1.01%
Executive officers and directors(3)	560	0.00%	3,604,500	1.07%	3,605,060	0.11%	0.86%
Treasury shares	-	0.00%	1,140,962	0.34%	1,140,962	0.04%	0.27%
Free float(4)	-	0.00%	163,630,534	48.58%	163,630,512	5.11%	39.08%
Total	2,863,682,710	100.00%	336,833,571	100.00%	3,200,516,281	100.00%	100.00%

_____________

(1)	Preferred shares are entitled to a dividend 35 times the dividend paid per common share. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”
(2)	MOBI FIA and PATH-Brazil LLC are directly controlled by Constantino de Oliveira Junior, the chairman of our board of directors, and his brothers Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.
(3)	Includes 140 shares owned by a member of our controlling family. Does not consider the shares indirectly owned by Constantino de Oliveira Junior, the chairman of our board of directors, through MOBI FIA and PATH-BRAZIL.
(4)	In March 2019, we received notice from Bank of America Corporation, which operates the ADS lending facility in the context of the exchangeable senior notes, that it had acquired, through various subsidiaries, 33,863,549 preferred shares, representing 12.36% of our total preferred shares owned by MOBI, as a result of transactions relating to the ADS lending facility. See “—B. Related Party Transactions—ADS Lending Facility.”

According to our internal share record, which contains information regarding the ownership of our shares and the ADSs as filed by the holders of such shares and ADSs, as of December 31, 2022, 39.9% of our free float was traded in the United States.

For information on recent changes to our shareholding structure, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

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

In 2020, 2021 and 2022, GLA recorded expenses of R$5.8 million, R$4.7 million, and R$6.5 million, respectively, under these agreements.

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

Commercial Partnership Agreement with Pagol

In 2022, we entered into agreements with Pagol Participações Societárias Ltda, or Pagol.

One of these agreements, which is valid for a period of 10 years, contemplates our promoting Pagol’s financial products to our customers, suppliers and employees, with the possibility of receiving commission income to be negotiated according to the mix of products offered.

Pursuant to this agreement, we also entered into an agreement for the intermediation of credit assignment operations, which agreement allows our suppliers to prepay their receivables with Pagol. In 2022, the total amount of these services was R$3.7 million and there was no outstanding balance as of December 31, 2022.

In November 2022, we entered into an agreement pursuant to which Pagol purchases Smiles miles to offer to its customers. Pursuant to this agreement, which is initially valid for one year, Pagol pays for the Smiles miles purchased on a monthly basis.

Commercial Partnership Agreement with Comporte

In December 2022, we entered into an agreement with Comporte Participações S.A., or Comporte, pursuant to which Comporte purchased R$70.0 million in Smiles miles, which amount was paid in December 2022, to offer to its customers. This agreement is initially valid for one year or until Comporte has offered all Smiles miles purchased, whichever occurs first.

American Airlines Investment Agreement

In 2022, we expanded our commercial cooperation with American Airlines and received an equity investment of R$948.3 million (US$200.0 million at the time) for 6.6% of our outstanding preferred shares as of December 31, 2022.

For additional information on our related party transactions, see note 23 to our audited consolidated financial statements included elsewhere in this annual report.

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

As of December 31, 2022, we had provisions for civil proceedings of R$165.5 million, provisions for labor proceedings of R$425.7 million and provisions for tax proceedings of R$224.0 million.

In 2007, we commenced an arbitration before the International Chamber of Commerce against the sellers of VRG and their controlling shareholders relating to a purchase price adjustment. In January 2011, the arbitral tribunal ruled in our favor against the sellers of VRG and their controlling shareholders. We brought enforcement proceedings in a court in the Cayman Islands, the jurisdiction of one of the defendants, to collect the award amount. In May 2022, the court ruled in our favor, confirming enforcement of the arbitral tribunal’s ruling. In December 2022, we entered into an agreement pursuant to which we will receive US$42.0 million as final settlement of the arbitration. As of December 31, 2022, we had not recorded this contingent asset.

We are party to proceedings relating to the applicability of tax on services (imposto sobre serviços), or ISS, in the amount of R$34.3 million on revenue from certain of our activities related to agreements with partners from 2007 to 2010. Based on the opinion of our legal counsel, we believe that these proceedings represent a possible risk of loss. As of December 31, 2022, we had no provisions or judicial deposits for these proceedings.

We are party to proceedings relating to the applicability of a fine imposed by Brazilian customs authorities in the amount of R$71.9 million for the alleged breach of certain rules regarding the temporary import of aircraft. Based on the opinion of our legal counsel, we believe that these proceedings represent a possible risk of loss. As of December 31, 2022, we had no provisions or judicial deposits for these proceedings.

In addition, we are questioning infraction notices regarding our goodwill tax deductions from BSSF Air Holdings, in the amount of R$69.9 million. Although the outcome of these proceedings cannot be anticipated, our management understands that the final decisions in these proceedings will not have a material adverse impact on our financial position, operating results or cash flows. As of December 31, 2022, we had no provisions or judicial deposits for these proceedings.

We are party to proceedings relating to infraction notices regarding our goodwill tax deductions from GLA, in the amount of R$96.5 million. Although the outcome of these proceedings cannot be anticipated, our management understands that the final decisions in these proceedings will not have a material adverse impact on our financial position, operating results and cash flows. In 2022, the superior court of tax appeals issued a decision in our favor, recognizing the deductibility of the goodwill amortization expense generated in the context of our acquisition of VRG. As of December 31, 2022, we had no provisions or judicial deposits for these proceedings.

In May 2018, Smiles received an infraction notice regarding the amortization of goodwill from the acquisition of shares of Smiles by GA Smiles Participações S.A. in December 2013, and the deduction of financial expenses in the context of an issuance of debentures by Smiles in June 2014. Based on the opinion of our legal counsel, R$141.5 million represent a possible risk of loss. As of December 31, 2022, we had no provisions or judicial deposits for these proceedings.

GLA is discussing the non-incidence of an additional 1% COFINS rate on imports of aircraft and parts, which would amount to R$160.4 million as of December 31, 2022. Based on the opinion of GLA’s legal counsel, we believe that these proceedings represent a probable risk of loss due to decisions by the superior courts that have considered the legality of charging an additional rate on imports carried out by airlines. As of December 31, 2021, we had R$146.0 million in provisions relating to these proceedings.

In September 2020, a class action complaint was filed against us and senior management in a federal court in New York. The plaintiff claimed alleged losses resulting from alleged misleading disclosure. In March 2022, the court dismissed this case. As of December 31, 2022, we had no provisions related to this matter.

In 2021, Smiles received a tax notice, with respect to fiscal years 2016 and 2017, relating to the deductibility of the goodwill allocated as future profitability after the merger of GA Smiles Participações S.A. with Smiles S.A. in 2013. The total amount involved as of December 31, 2022 was R$61.0 million. Based on the opinion of our legal counsel, we believe that this proceeding represents a possible risk of loss. As of the date of this annual report, we are presenting our defense in the administrative appeal. As of December 31, 2022, we had no provisions or judicial deposits for this proceeding.

In addition, in 2021, the Brazilian Federal Revenue Service filed administrative proceedings against us not approving our offsetting of social security contribution credits from August 2018 to November 2020. The total amount involved as of December 31, 2022 was R$122.9 million. Based on the opinion of our legal counsel, we believe that these proceedings represent a possible risk of loss. As of the date of this annual report, we are presenting our defense in the administrative appeal. As of December 31, 2022, we had no provisions or judicial deposits for this proceeding.

In 2022, we, as successor of Smiles, received a notice of infraction related to the following in fiscal years 2017 to 2019: (i) deductibility of goodwill allocated as future profitability after the merger of GA Smiles Participações S.A. in December 2013 and (ii) offsetting of Webjet’s tax loss. This notice of infraction involves a total amount of R$534.7 million as of December 31, 2022. Based on the opinion of our legal counsel, we believe that this proceeding represents a possible risk of loss. As of December 31, 2022, we had no provisions or judicial deposits for this proceeding.

For more information on our legal proceedings and contingencies, see note 22.3 to our audited consolidated financial statements included elsewhere in this annual report.

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

In December 2016, we entered into an agreement with the Brazilian Federal Public Ministry, pursuant to which we agreed to pay R$12.0 million in fines and make improvements to our compliance program. In turn, the Brazilian Federal Public Ministry agreed not to bring any criminal or civil suits related to activities that are the subject of the agreement. In addition, we paid R$4.2 million in fines to the Brazilian tax authorities.

We voluntarily informed the U.S. Department of Justice, or the DOJ, the SEC and the CVM of the external independent investigation hired by us and of our agreement with the Brazilian Federal Public Ministry. The external independent investigation we hired was concluded in April 2017. It revealed that certain immaterial payments were made to politically exposed persons. None of our current employees, representatives or members of our board of directors or management knew of any illegal purpose behind any of the identified transactions or of any illicit benefit to us arising out of the investigated transactions.

In September 2022, we announced that we had finalized definitive agreements with the Brazilian Federal Public Ministry, the DOJ and the SEC for the settlement of their investigations. Under the settlement agreements, the authorities recognized our compliance program, internal controls and anti-corruption procedures. Additionally, (i) we agreed to pay US$3.4 million to the Brazilian Federal Public Ministry, which will be deducted from the payments due to the DOJ and the SEC; (ii) the DOJ agreed to a three-year deferred prosecution agreement in which no compliance monitor will be required and we agreed to report annually during the same period regarding remediation and implementation of compliance measures related to our anti-corruption policies, procedures and practices; (iii) we agreed to pay US$17.0 million to the DOJ and US$24.5 million to the SEC in fines disgorgement, and pre-judgment interest related to certain payroll tax and fuel tax reductions in 2012 and 2013 that beneficiated us along with other airline companies. Of the total amount, US$12.6 million was paid to the DOJ and the SEC in September 2022 and the remainder of payments will be due periodically over a two-year period; and (iv) we agreed to pay up to US$3.4 million to the Brazilian Federal Public Ministry, which, as previously described, will be credited by the DOJ and the SEC and can be deducted from the payments we shall make to them.

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

In general, shareholders who are not residents of Brazil must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside Brazil. The preferred shares underlying the ADSs are held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, which is the registered owner on the records of the registrar, which is also Banco Itaú S.A., for our shares. The depositary registers the preferred shares underlying the ADSs with the Central Bank and may remit dividends, sales proceeds or other amounts with respect to registered preferred shares outside Brazil.

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

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial condition or results of operations since December 31, 2022.

ITEM 9.                    The Offer and Listing

A.	Offer and Listing Details

In the United States, our preferred shares trade in the form of ADSs. Each ADS represents two preferred shares. The ADSs are issued by the depositary pursuant to a deposit agreement. The ADSs commenced trading on the NYSE on June 24, 2004 under the ticker “GOL.” Our preferred shares trade on the B3 under the ticker “GOLL4.” As of December 31, 2022, the ADSs represented 19.4% of our preferred shares and 39.9% of our global public float.

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

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2022, the aggregate market capitalization of the B3 was R$4.2 trillion and the ten largest companies listed on the B3 represented approximately 46.3% of the total market capitalization of all listed companies. In contrast, as of December 31, 2022, the aggregate market capitalization of the NYSE was US$27.7 trillion and the ten largest companies listed on the NYSE represented approximately 37.5% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—The relative volatility and illiquidity of the Brazilian securities markets, and securities issued by airlines in particular, may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.”

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

Description of Capital Stock

General

As of December 31, 2022, our share capital comprised 2,863,682,710 common shares and 336,833,571 preferred shares, in each case with no par value.

Issued Share Capital

Under our bylaws, our authorized capital as of December 31, 2022 was R$6.0 billion, and can be increased by the issuance of preferred or common shares, after approval by our board of directors. Our shareholders must approve any capital increase that exceeds our authorized capital. Under our bylaws and Brazilian corporate law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their holdings. See “—Preemptive Rights.”

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

This discussion does not purport to address all U.S. federal income tax consequences that may be relevant to a particular U.S. Holder and you are urged to consult your own tax advisor regarding your specific tax situation. This discussion applies only to U.S. Holders who hold preferred shares or ADSs as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code and does not address the tax consequences that may be relevant to U.S. Holders in special tax situations including, for example:

•	insurance companies;
•	tax-exempt organizations;
•	broker-dealers;
•	traders in securities that elect to mark to market;
•	regulated investment companies;
•	real estate investment trusts;
•	banks or other financial institutions;
•	investors liable for alternative minimum tax;
•	partnerships and other pass-through entities;
•	U.S. Holders whose functional currency is not the U.S. dollar;
•	U.S. expatriates;
•	U.S. Holders that hold our preferred shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction;

•	a “controlled foreign corporation”;
•	U.S. Holders that receive our preferred shares or ADSs as compensation;
•	certain taxpayers who file applicable financial statements required to recognize income when the associated revenue is reflected on such financial statements; or
•	U.S. Holders that own, directly, indirectly or constructively, 10% or more of the total combined voting power, if any, of our voting stock, or 10% or more of the total value of shares of all classes of our stock.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Company Rules.”

You are a “U.S. Holder” if you are a beneficial owner of preferred shares or ADSs and, for U.S. federal income tax purposes, you are:

•	a citizen or an individual resident of the United States;
•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust (or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a U.S. person).

If a partnership (or any other entity taxable as a partnership for U.S. federal income tax purposes) holds preferred shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and upon the status and activities of the partnership. A partnership that holds our preferred shares or ADSs and partners in such partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of our preferred shares or ADSs.

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

A U.S. Holder will be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of any Brazilian withholding taxes imposed on dividends received on preferred shares or ADSs. U.S. Holders who do not elect to claim a foreign tax credit with regard to any eligible foreign income taxes paid or accrued during the taxable year may instead claim a deduction in respect of such withholding taxes. Dividends received with respect to the preferred shares or ADSs will be treated as foreign source income, which may be relevant in calculating such U.S. Holder’s U.S. foreign tax credit limitation. For purposes of the U.S. foreign tax credit limitation, foreign source income is separated into different “baskets,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income. Dividends paid with respect to our preferred shares or ADSs should generally constitute “passive category” income for most U.S. Holders. The rules relating to the determination of the foreign tax credit are complex, recent U.S. regulations have imposed additional requirements that must be met for a foreign tax to be creditable, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

The U.S. Treasury has also expressed concern that intermediaries in connection with depository arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holding depositary shares. Accordingly, investors should be aware that the discussion above regarding the ability to credit Brazilian withholding tax on dividends and the availability of the reduced tax rate for dividends received by certain non-corporate holders described below could be affected by actions taken by parties to whom the ADSs are released and the IRS.

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

The ADSs are listed on the NYSE, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed and traded. However, no assurances can be given that the ADSs will be or will remain readily tradable. Subject to the discussion of PFIC rules below, based upon the nature of our current and projected income, assets and activities, we do not believe the preferred shares or the ADSs have been (for our 2022 taxable year), nor do we expect them to be (for our current taxable year), shares of a PFIC for U.S. federal income tax purposes.

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

If a Brazilian tax is withheld on the sale, exchange or other taxable disposition of a preferred share or ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Brazilian tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a preferred share or ADS generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Under U.S. regulations, non-United States withholding tax imposed on such U.S. source gain may not constitute a creditable tax. Consequently, in the case of a sale, exchange or other taxable disposition of a preferred share or ADS that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for an ADS or preferred share, as the case may be, that is not registered pursuant to Resolution No. 4,373, on which a Brazilian capital gains tax is imposed (see above under “—Material Brazilian Tax Considerations—Taxation of Gains”)), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax. Alternatively, if available, the U.S. Holder may take a deduction for the Brazilian tax if it does not elect to claim a foreign tax credit for any creditable foreign income taxes paid or accrued during the taxable year. A U.S. Holder should consult its tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in its particular circumstances.

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

U.S. Backup Withholding and Information Reporting

In general, dividends on preferred shares or ADSs, and payments of the proceeds of a sale, exchange or other taxable disposition of preferred shares or ADSs, paid within the United States or through certain U.S.-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding of U.S. federal income tax at a current rate of 24% unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that it is a U.S. person and that no loss of exemption from backup withholding has occurred.

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

ITEM 11.                 Quantitative and Qualitative Disclosures about Market Risk

For this information, see note 30 to our audited consolidated financial statements included elsewhere in this annual report.

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

Reimbursement of Fees Incurred in 2022

In 2022, we received reimbursement of fees from the depositary for standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.

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

Our management, with participation of the chief executive officer and chief financial officer, under the oversight of our board of directors, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013), or COSO 2013. Based on this assessment, management believes that, as of December 31, 2022, our internal control over financial reporting was not effective based on those criteria.

Management has identified material weaknesses in our identification, design and execution of certain controls on our business and financial reporting processes and systems related to the information produced by us that supports underlying data used in the execution of internal controls to address the requirements of the COSO 2013 criteria. These material weaknesses did not result in a material misstatement in our consolidated financial statements as of and for the year ended December 31, 2022.

Remediation Plan for Material Weaknesses in Internal Control over Financial Reporting

In 2023, we are working to remediate the material weaknesses in our identification, design and execution of certain controls on our business and financial reporting processes and systems related to the information produced by us that supports underlying data used in the execution of internal controls to address the requirements of the COSO 2013 criteria. We expect to remediate these material weaknesses in 2023.Attestation Report of the Independent Registered Public Accounting Firm.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young Auditores Independentes S/S Ltda., or EY, the independent registered public accounting firm that also audited our consolidated financial statements as of and for the year then ended.

ITEM 16.                 Reserved

ITEM 16A.	Audit Committee Financial Expert

Our board of directors has determined that Marcela de Paiva Bonfim Teixeira, a member of our statutory audit committee, is an audit committee financial expert, as defined by SEC rules, and meets the applicable independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our statutory audit committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors and Board of Executive Officers—Statutory Audit Committee.”

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

The following table sets forth by category of service the total fees for services performed by our principal accountants, EY for SEC purposes and Grant Thornton for purposes of Brazilian laws and regulations until April 2022, in 2021 and 2022:

	2021	2022
	(in thousands of R$)
Audit fees	5,815.6	6,270.9
Audit-related fees	1,825.2	858.8
Tax fees	-	-
All other fees	-	-
Total	7,640.8	7,129.7

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

Tax Fees

There were no tax advisory services provided by our principal accountants in 2021 and 2022.

All Other Fees

There were no other services provided by our principal accountants in 2021 and 2022.

Pre-Approval Policies and Procedures

Our statutory audit committee approves all audit, audit-related services, tax services and other services provided by our principal accountant. Any services provided by our principal accountant that are not specifically included within the scope of the audit must be pre-approved by our statutory audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2021 and 2022, none of the fees paid to EY were approved pursuant to the de minimis exception.

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

Under Brazilian corporate law, the fiscal board may not include members that (i) are on our board of directors, (ii) are on our board of executive officers, (iii) are employed by us or a controlled company, (iv) are spouses or relatives of any member of our management up to the third degree, (v) hold any position at any of our competitors or have any conflicting interest with us or (vi) were forbidden by the CVM to hold a public office position. Our bylaws provide for a non-permanent fiscal board to be elected only by our shareholders’ request at a general shareholders’ meeting. In April 2019, at the request of preferred shareholders representing 6.11% of our preferred shares, we installed a fiscal board, which comprises, as of the date of this annual report, the following members: Carla Andrea Furtado Coelho, Marcelo Amaral Moraes and Renato Chiodaro.

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

Our statutory audit committee also performs the roles of an audit committee under U.S. laws. The members of our statutory audit committee, as of the date of this annual report, are Germán Pasquale Quiroga Vilardo, Phillip Schiemer and Marcela de Paiva Bonfim Teixeira. All members meet the applicable independent membership requirements of the SEC and NYSE, as well as other NYSE requirements. Marcela de Paiva Bonfim Teixeira is the committee’s “financial expert” within the meaning of the SEC’s rules under the Exchange Act.

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

Our corporate governance and people policies committee is responsible for the coordination, implementation and periodic review of best corporate governance practices and for monitoring and keeping our board of directors informed of legislation and market recommendations addressing corporate governance. It also reviews and recommends to our board of directors human resources policies, forms of compensation, including salary, bonus and stock options, to be paid to our employees, as well as analyzes management’s career and succession plans. The committee comprises up to five members elected by our board of directors for a one-year term, with reelection permitted, comprising our chief executive officer and the chairman and two members of our board of directors, and two outside specialists. Our corporate governance and people policies committee comprises Constantino de Oliveira Junior, Paulo Sergio Kakinoff, Betânia Tanure de Barros and Celso Guimarães Ferrer Junior.

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

Not applicable.

PART III

ITEM 17.                 Financial Statements

See “Item 18. Financial Statements.”

ITEM 18.                 Financial Statements

See our audited consolidated financial statements beginning on Page F-1 of this annual report.

ITEM 19.                 Exhibits

1.1	Bylaws of the registrant (English translation), incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2015, as filed on April 28, 2016.
2.1	Form of Amended and Restated Deposit Agreement among the registrant, The Bank of New York Mellon, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts, incorporated herein by reference from the Registration Statement on Form F-6/A, filed April 14, 2017, file No. 333-217150.
2.2	Description of the registrant’s securities registered under Section 12 of the Exchange Act, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2019, as filed on June 29, 2020.

4.1	Agreement, dated April 15, 2015, between GOL Linhas Aéreas S.A. (formerly VRG Linhas Aéreas S.A.) and Petrobras Distribuidora S.A., including Amendment 1 thereto, dated January 15, 2016, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2015, as filed on April 28, 2016.
4.2	Amendments 2 through 4 to Agreement of April 15, 2015, dated April 20, 2016, August 16, 2016 and October 6, 2016, between GOL Linhas Aéreas S.A. (formerly VRG Linhas Aéreas S.A.) and Petrobras Distribuidora S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2016, as filed on May 1, 2017.+

4.3	Amendments 6 through 8 to Agreement of April 15, 2015, dated June 6, 2019, June 12, 2019 and July 18, 2019, between GOL Linhas Aéreas S.A. and Petrobras Distribuidora S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2019, as filed on June 29, 2020.+
4.4	Amendments 13 through 14 to Agreement of April 15, 2015, dated December 3, 2021 and January 18, 2022, between GOL Linhas Aéreas S.A. and Petrobras Distribuidora S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2021, as filed on March 16, 2022. +
4.5	Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.
4.6	Supplemental Agreements 1 and 2 to the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 28, 2014.
4.7	Supplemental Agreements 3 through 5 to the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2015, as filed on April 28, 2016.

4.8	Supplemental Agreements 7 and 8 to the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2016, as filed on May 1, 2017.+

4.9	Supplemental Agreements 9, 10 and 11 to the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2019, as filed on March 14, 2019.+

4.10	Supplemental Agreement 12 to the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2019, as filed on June 29, 2020.+
4.11	Letter Agreement, dated March 20, 2020, supplementing the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2019, as filed on June 29, 2020.+

4.12	Addendum to the Letter Agreement of March 20, 2020, dated June 23, 2020, supplementing the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2020, as filed on March 26, 2021.+
4.13	Amendment 1 to the Letter Agreement of March 20, 2020, dated November 24, 2020, supplementing the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2020, as filed on March 26, 2021.+
4.14	Supplemental Agreement 13, dated July 26, 2021, and Amended and Restated Supplemental Agreement, dated July 31, 2021, to the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2021, as filed on March 16, 2022.+
4.15	Supplemental Agreement 14, dated November 10, 2021, to the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2021, as filed on March 16, 2022.+
4.16	Amendments 2 through 3 to the Letter Agreement of March 20, 2020, dated March 11, 2021 and July 26, 2021, supplementing the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2021, as filed on March 16, 2022.+
4.17	Supplemental Agreement 15, dated January 28, 2022, to the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company.*+
4.18	Letter Agreement, dated February 25, 2022, supplementing and amending the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company.*+
8.1	List of Subsidiaries.*
12.1	Section 302 Certification of Chief Executive Officer.*
12.2	Section 302 Certification of Chief Financial Officer.*
13.1	Section 906 Certification of Chief Executive Officer.*
13.2	Section 906 Certification of Chief Financial Officer.*
15.1	Consent of Ernst & Young Auditores Independentes S/S Ltda.*
101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema.*
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.*
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.*
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.*
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.*
*	Filed herewith.
+	Certain portions of the exhibit have been omitted from the public filing pursuant to a request for confidential treatment.

Signature

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

GOL LINHAS AÉREAS INTELIGENTES S.A.

By: /s/ Celso Guimarães Ferrer Junior
Name: Celso Guimarães Ferrer Junior
Title: Chief Executive Officer

By: /s/ Richard F. Lark, Jr
Name: Richard F. Lark, Jr.
Title: Chief Financial Officer

Dated: March 21, 2023

Consolidated Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

December 31, 2022

with report of independent registered public accounting firm

Gol Linhas Aéreas Inteligentes S.A.

Financial Statements

December 31, 2022

Contents

Report of independent registered public accounting firm	03
Consolidated statements of financial position	08
Consolidated statements of operations	10
Consolidated statements of comprehensive income (loss)	11
Consolidated statements of changes in equity	12
Consolidated statements of cash flows	13
Notes to the consolidated financial statements	15
Auditor Data Elements	Year ended
	December 31, 2022, December 31, 2021 and December 31, 2020	31-Dec-19
Auditor Name	Ernst & Young Auditores Independentes S.S.	KPMG Auditores Independentes Ltda.
Auditor Location	São Paulo, Brazil	São Paulo, Brazil
Auditor Firm ID	1448	1124

 Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Gol Linhas Aéreas Inteligentes S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Gol Linhas Aéreas Inteligentes S.A. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board – IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 21, 2023 expressed an adverse opinion thereon.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.3 to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1.3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Passenger transportation revenue

Description of the Matter

At December 31, 2022, the Company’s passenger transportation revenue was R$14,621 million. As discussed in Note 4.17.1 to the consolidated financial statements, passenger revenue is recognized when air transportation is provided. The passenger transportation revenue recognition process is highly dependent on information technology (IT) systems and internal controls. This process also takes into consideration other complex aspects that may affect revenue recognition, such as recording of tickets sold but not used, credits to passengers related to unused tickets, accounting for the performance obligation of the Company’s loyalty program, among others.

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

How We Addressed the Matter in Our Audit

To test the passenger transportation revenue, our audit procedures included, among others, designing and performing incremental audit procedures to test the underlying records of transaction data obtained from the IT systems impacted by the material weakness; executing data analytics, including correlation analysis; performing tests of details; tracing transactions to cash receipts and testing the reconciliation of accounting records to transactional data. We also assessed the Company’s disclosures in respect of its passenger transportation revenue in Note 27 to the consolidated financial statements.

Provision for aircraft and engine return

Description of the Matter

At December 31, 2022, the Company’s provision for aircraft and engine return related to lease return costs for aircraft and engines under lease arrangements totaled R$2,601 million. As described in Note 4.15.1 to the consolidated financial statements, certain lease arrangements contain provisions for the Company‘s obligations to fulfill certain return conditions at the end of lease terms. The Company estimates lease return costs for aircraft and engines taking into account the anticipated aircraft and engines’ utilization patterns, the historical experience of actual return costs incurred and anticipated return costs.

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

/s/ Ernst & Young Auditores Independentes S/S Ltda.

We have served as the Company‘s auditor since 2020.

São Paulo, Brazil

March 21, 2023

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Gol Linhas Aéreas Inteligentes S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Gol Linhas Aéreas Inteligentes S.A.’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Gol Linhas Aéreas Inteligentes S.A. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses related to the identification, design and execution of relevant controls on business, financial reporting processes and information technology general controls (ITGC) related to the information produced by entity that support underlying data used in the execution of internal controls, to fully address the requirements of the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated March 21, 2023, which expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Company’s ability to continue as a going concern.

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

EY | 1

Uma empresa-membro da Ernst & Young Global Limited

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

/s/ Ernst & Young Auditores Independentes S/S Ltda.

São Paulo, Brazil

March 21, 2023

EY | 2

Uma empresa-membro da Ernst & Young Global Limited

Consolidated statements of financial position December 31, 2022 and December 31, 2021 (In thousands of Reais - R$)

Statements of financial position

Assets	Note	2022	2021

Current assets
Cash and cash equivalents	5	169,035	486,258
Financial investments	6	404,113	291,363
Trade receivables	7	887,734	850,683
Inventories	8	438,865	269,585
Deposits	9	380,267	191,184
Advance to suppliers and third parties	10	302,658	270,342
Recoverable taxes	11	195,175	176,391
Derivative assets	30.2	16,250	4,936
Other credits and amounts		199,446	147,299
Total current assets		2,993,543	2,688,041

Non-current assets
Financial investments	6	19,305	82,326
Deposits	9	2,279,503	1,757,842
Advance to suppliers and third parties	10	49,698	76,138
Recoverable taxes	11	53,107	72,976
Deferred taxes	12	77,251	75,799
Derivative assets	30.2	13,006	109,124
Other credits and amounts		33,187	41,718
Property, plant and equipment	13	9,588,696	7,675,170
Intangible assets	14	1,862,989	1,823,209
Total non-current assets		13,976,742	11,714,302

Total		16,970,285	14,402,343

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position December 31, 2022 and December 31, 2021 (In thousands of Reais - R$)

Liabilities and equity (deficit)	Note	2022	2021

Current liabilities
Loans and financing	15	1,126,629	634,614
Leases	16	1,948,258	2,057,687
Suppliers	17	2,274,503	1,820,056
Suppliers – factoring	18	29,941	22,733
Salaries, wages and benefits		600,451	374,576
Taxes payable	19	258,811	122,036
Landing fees		1,173,158	911,174
Advance ticket sales	20	3,502,556	2,670,469
Mileage program	21	1,576,849	1,298,782
Advances from customers		354,904	237,092
Provisions	22	634,820	477,324
Derivatives liabilities	30.2	519	-
Other liabilities		379,848	455,251
Total current liabilities		13,861,247	11,081,794

Non-current liabilities
Loans and financing	15	10,858,262	11,265,416
Leases	16	9,258,701	8,705,297
Suppliers	17	45,451	78,914
Salaries, wages and benefits		285,736	25,919
Taxes payable	19	265,112	24,414
Landing fees		218,459	277,060
Mileage program	21	292,455	318,349
Provisions	22	2,894,983	3,109,998
Deferred taxes	12	36,354	411
Derivatives liabilities	30.2	17	-
Other liabilities		312,323	568,449
Total non-current liabilities		24,467,853	24,374,227

Equity (deficit)
Capital stock	23.1	4,040,397	4,039,112
Advances for future capital increase		-	3
Treasury shares	23.2	(38,910)	(41,514)
Capital reserves		1,178,568	208,711
Equity valuation adjustments		(770,489)	(1,053,082)
Accumulated losses		(25,768,381)	(24,206,908)
Total deficit		(21,358,815)	(21,053,678)

Total liabilities and deficit		16,970,285	14,402,343

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of operations Fiscal year ended on December 31, 2022, 2021 and 2020 (In thousands of Reais - R$, except Basic and Diluted income (loss) per share)

Consolidated statements of operations

	Note	2022	2021	2020
Net revenue
Passenger		14,153,076	6,880,135	5,783,323
Mileage program, cargo and other		1,045,649	553,249	588,494
Total net revenue	27	15,198,725	7,433,384	6,371,817

Salaries, wages and benefits		(2,278,823)	(2,034,069)	(1,765,628)
Aircraft fuel		(6,288,371)	(2,631,900)	(2,025,701)
Landing fees		(777,349)	(456,006)	(411,065)
Aircraft, traffic and mileage servicing		(922,366)	(915,373)	(723,244)
Passenger service expenses		(882,842)	(549,517)	(389,998)
Sales and marketing		(817,404)	(406,553)	(324,185)
Maintenance, materials and repairs		(461,612)	(2,200,678)	(335,868)
Depreciation and amortization		(1,720,134)	(1,335,813)	(1,870,552)
Other income (expenses), net		(492,710)	(738,070)	523,019
Total operating costs and expenses		(14,641,611)	(11,267,979)	(7,323,222)

Equity pick up method		-	-	(439)
Income (Loss) before financial income (expenses), exchange rate variation, net and income tax and social contribution		557,114	(3,834,595)	(951,844)

Financial income (expenses)
Financial income	28	116,517	48,794	187,990
Financial expenses	28	(3,516,884)	(2,201,045)	(1,951,111)
Derivative financial instruments	28	(2,626)	198,752	(73,781)
Total financial income (expenses)		(3,402,993)	(1,953,499)	(1,836,902)

Loss before exchange rate variation, net and income tax and social contribution		(2,845,879)	(5,788,094)	(2,788,746)

Monetary and foreign exchange rate variation, net	28	1,328,204	(1,588,133)	(3,028,547)

Loss before income tax and social contribution		(1,517,675)	(7,376,227)	(5,817,293)

Income tax and social contribution
Current		(9,302)	(48,862)	(95,537)
Deferred		(34,496)	241,285	17,579
Total income (loss) taxes	12	(43,798)	192,423	(77,958)

Loss for the year		(1,561,473)	(7,183,804)	(5,895,251)

Net income (loss) attributable to:
Equity holders of the parent company		(1,561,473)	(7,221,538)	(5,988,128)
Non-controlling interest shareholders		-	37,734	92,877

Basic and diluted loss	24
Per common share		(0.109)	(0.545)	(0.481)
Per preferred share		(3.822)	(19.157)	(16.831)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income (loss) Fiscal year ended on December 31, 2022, 2021 and 2020 (In thousands of Reais - R$)

	2022	2021	2020

Loss for the year	(1,561,473)	(7,183,804)	(5,895,251)

Other comprehensive income (loss) – items that are or may be reclassified subsequently to profit or loss

Actuarial income (loss) from post-employment benefits, net of income tax and social contribution	(17,514)	41,524	13,921
Cash flow hedge, net of income tax and social contribution	305,448	392,275	(781,033)
Cumulative adjustment of conversion into subsidiaries	(5,341)	739	1,010
Total	282,593	434,538	(766,102)

Total comprehensive loss for the year	(1,278,880)	(6,749,266)	(6,661,353)

Comprehensive income (loss) attributable to:
Equity holders of the parent company	(1,278,880)	(6,787,271)	(6,754,221)
Non-controlling interest shareholders	-	38,005	92,868

Statement of comprehensive income

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity Fiscal year ended on December 31, 2022, 2021 and 2020 (In thousands of Reais - R$)

				Capital reserves			Equity valuation adjustments
	Capital stock	Advances for future capital increase	Treasury shares	Premium on transfer of shares	Special premium reserve of subsidiary	Share-based compensation	Cash flow hedge reserve	Post-employment benefits	Cumulative adjustment of conversion into subsidiaries	Effects from changes in the equity investments	Accumulated losses	Deficit attributable to equity holders of the parent company	Non-controlling interests	Total
Balances as of December 31, 2019	3,008,178	584	(102,543)	17,497	83,229	124,550	(530,043)	(41,045)	-	759,335	(10,996,413)	(7,676,671)	571,254	(7,105,417)
Other comprehensive loss, net	-	-	-	-	-	-	(781,033)	14,376	564	-	-	(766,093)	(9)	(766,102)
Net income (loss) for the year	-	-	-	-	-	-	-	-	-	-	(5,988,128)	(5,988,128)	92,877	(5,895,251)
Total comprehensive income (Expenses) for the year	-	-	-	-	-	-	(781,033)	14,376	564	-	(5,988,128)	(6,754,221)	92,868	(6,661,353)
Stock options exercised	1,258	(584)	-	-	-	-	-	-	-	-	-	674	-	674
Advances for future capital increase	-	1,180	-	-	-	-	-	-	-	-	-	1,180	-	1,180
Treasury shares transferred	-	-	40,328	-	-	(40,328)	-	-	-	-	-	-	-	-
Share-based payments expense	-	-	-	-	-	22,298	-	-	-	-	-	22,298	1,132	23,430
Effects of the change in interest in investment	-	-	-	-	-	-	-	-	-	477	(829)	(352)	352	-
Interest on shareholders’ equity distributed by Smiles	-	-	-	-	-	-	-	-		-	-	-	(25,573)	(25,573)
Balances as of December 31, 2020	3,009,436	1,180	(62,215)	17,497	83,229	106,520	(1,311,076)	(26,669)	564	759,812	(16,985,370)	(14,407,092)	640,033	(13,767,059)
								-
Other comprehensive income (loss), net	-	-	-	-	-	-	392,275	41,524	468	-	-	434,267	271	434,538
Net income (loss) for the year	-	-	-	-	-	-	-	-	-	-	(7,221,538)	(7,221,538)	37,734	(7,183,804)
Total comprehensive income (loss) for the year	-	-	-	-	-	-	392,275	41,524	468	-	(7,221,538)	(6,787,271)	38,005	(6,749,266)
Share-based payments expense	-	-	-	-	-	21,578	-	-	-	-	-	21,578	263	21,841
Stock options exercised	2,103	(1,177)	-	-	-	-	-	-	-	-	-	926	-	926
Capital increase	420,734	-	-	-	-	-	-	-	-	-	-	420,734	-	420,734
Treasury shares sold	-	-	867	(279)	-	-	-	-	-	-	-	588	-	588
Treasury shares transferred	-	-	19,834	(6,198)	-	(13,636)	-	-	-	-	-	-	-	-
Interest on shareholders’ equity distributed by Smiles	-	-	-	-	-	-	-	-	-	-	-	-	(236,992)	(236,992)
Acquisition of interest from non-controlling shareholders	606,839	-	-	-	744,450	-	-	-	-	(909,980)	-	441,309	(441,309)	-
Redemption of preferred shares	-	-	-	-	(744,450)	-	-	-	-	-	-	(744,450)	-	(744,450)
Balances as of December 31, 2021	4,039,112	3	(41,514)	11,020	83,229	114,462	(918,801)	14,855	1,032	(150,168)	(24,206,908)	(21,053,678)	-	(21,053,678)
								-
Other comprehensive income (loss), net	-	-	-	-	-	-	305,448	(17,514)	(5,341)	-	-	282,593	-	282,593
Loss for the year	-	-	-	-	-	-	-	-	-	-	(1,561,473)	(1,561,473)	-	(1,561,473)
Total comprehensive loss for the year	-	-	-	-	-	-	305,448	(17,514)	(5,341)	-	(1,561,473)	(1,278,880)	-	(1,278,880)
Share-based payments expense	-	-	-	-	-	26,184	-	-	-	-	-	26,184	-	26,184
Stock options exercised (Note 23.1)	1,285	(3)	-	-	-	-	-	-	-	-	-	1,282	-	1,282
Capital increase (Note 23.1)	-	-	-	946,261	-	-	-	-	-	-	-	946,261	-	946,261
Treasury shares sold	-	-	37	(21)	-	-	-	-	-	-	-	16	-	16
Treasury shares transferred	-	-	2,567	(1,516)	-	(1,051)	-	-	-	-	-	-	-	-
Balances on December 31, 2022	4,040,397	-	(38,910)	955,744	83,229	139,595	(613,353)	(2,659)	(4,309)	(150,168)	(25,768,381)	(21,358,815)	-	(21,358,815)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows Fiscal year ended on December 31, 2022, 2021 and 2020 (In thousands of Reais - R$)

	2022	2021	2020

Loss for the year	(1,561,473)	(7,183,804)	(5,895,251)
Adjustments to reconcile the net loss to cash generated from operating activities
Depreciation – aeronautical ROU	1,085,629	673,205	813,952
Depreciation and amortization – others	634,505	662,608	1,056,600
Provision for expected credit losses	3,268	1,233	1,095
Provision for inventory obsolescence	4,876	687	702
Provision for reduction of deposits	(37,005)	13,574	186,856
Provision for loss on prepayment from suppliers	(1,091)	(4,364)	31,486
Adjustment to present value of assets and liabilities	239,777	65,818	63,493
Deferred taxes	34,496	(241,285)	(17,579)
Equity pickup	-	-	439
Disposals of property, plant and equipment and intangible assets	68,276	3,881	96,594
Sale-leaseback gains	(140,368)	(5,913)	(551,942)
Termination of obligation due to lease agreement amendment	(176,667)	(27,701)	(104,109)
Provisions and contingencies	278,382	2,408,648	230,101
Actuarial losses from post-employment benefits	-	-	10,677
Foreign exchange and monetary variation, net	(1,327,272)	1,462,918	3,114,032
Interest, costs, discounts and premiums on loans and financing and leases	2,409,208	1,776,717	1,545,847
Result of derivatives recognized in profit or loss	172,506	(131,144)	357,404
Provision for labor obligations	-	-	227,710
Share-based payments	26,184	21,841	23,430
Other provisions	(7,731)	(6,096)	(7,416)
	1,705,500	(509,177)	1,184,121
Changes in operating assets and liabilities:
Financial investments	(98,500)	50,832	(6,320)
Trade receivables	(44,458)	(111,571)	498,901
Inventories	(174,156)	(74,634)	2,873
Deposits	(307,819)	159,896	(52,016)
Advance to suppliers and third parties	(4,785)	66,354	(238,627)
Recoverable taxes	1,085	255,992	(21,543)
Variable and short-term leases	2,399	16,652	18,731
Suppliers	445,787	241,800	392,236
Suppliers – factoring	7,208	22,733	(143,010)
Advance from ticket sales	832,087	619,670	84,651
Mileage program	252,173	36,169	400,288
Advances from customers	117,812	209,195	11,473
Salaries, wages and benefits	485,692	65,825	(289,050)
Landing fees	203,383	280,276	179,619
Taxes obligation	378,030	83,430	82,716
Derivatives	(53,200)	128,415	(779,462)
Provisions	(444,358)	(507,158)	(301,297)
Other assets and liabilities, net	(163,543)	418,228	444,990
Interest paid	(971,008)	(704,409)	(619,557)
Income tax and social contribution paid	(557)	(42,956)	(95,781)
Net cash flows from operating activities	2,168,772	705,562	753,936

Financial investments in subsidiary - Smiles	-	594,300	171,634
Advances for property, plant and equipment acquisition, net	(92,811)	(319,927)	(96,537)
Acquisition of property, plant and equipment	(645,056)	(315,995)	(501,416)
Return of advance for property, plant and equipment acquisition	-	-	73,600
Sale-leaseback transactions received	69,819	14,584	448,482
Acquisition of intangible assets	(119,462)	(152,584)	(63,993)
Net cash flows from (used in) investing activities	(787,510)	(179,622)	31,770

Consolidated statements of cash flows Fiscal year ended on December 31, 2022, 2021 and 2020 (In thousands of Reais - R$)

Loans and financing issued, net of costs	110,000	2,893,170	2,933,529
Loans and financing payments	(373,764)	(1,533,575)	(3,748,239)
Payments of leases liabilities – aeronautical ROU	(2,317,125)	(1,431,689)	(1,017,599)
Payments of leases liabilities – others	(40,216)	(17,596)	(41,093)
Treasury shares sold	16	588	-
Capital increase	947,543	420,734	1,180
Shares to be issued	-	926	674
Dividends and interest on shareholders’ equity paid to non-controlling interests	-	(260,131)	(63,949)
Acquisition of interest from non-controlling shareholders	-	(744,450)	-
Net cash flows used in financing activities	(1,673,546)	(672,023)	(1,935,497)

Foreign exchange variation on cash held in foreign currencies	(24,939)	(30,489)	167,196

Net decrease in cash and cash equivalents	(317,223)	(176,572)	(982,595)

Cash and cash equivalents at the beginning of the year	486,258	662,830	1,645,425
Cash and cash equivalents at the end of the year	169,035	486,258	662,830

Transactions that do not affect cash are presented in Note 31 of these financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

1.	Operating context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) is a limited liability company incorporated on March 12, 2004 under Brazilian laws. The Company’s bylaws states that the corporate purpose is exercising the equity control of GOL Linhas Aéreas S.A. (“GLA”), whichprovides scheduled and non-scheduled air transportation services for passengers and cargo, maintenance services for aircraft and components, develops frequent-flyer programs, among others.

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

The Company’s official headquarters are located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.	Corporate structure

The corporate structure of the Company and its subsidiaries, on December 31, 2022, is shown below:

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The Company’s equity interest in the capital stock of its subsidiaries, on December 31, 2022, is presented below:

Entity	Incorporation date	Location	Principal Activity	Type of control	% of interest in the capital stock in the capital stock
					2022	2021
GAC	March 23, 2006	Cayman Islands	Aircraft acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight transportation	Direct	100.00	100.00
GTX	February 8, 2021	Brazil	Equity in companies	Direct	100.00	100.00
Smiles Viagens	August 10, 2017	Brazil	Tourism agency	Indirect	100.00	100.00
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Loyalty program	Indirect	100.00	100.00
Smiles Viajes y Turismo (a)	November 20, 2018	Argentina	Tourism agency	Indirect	100.00	100.00
AirFim	November 7, 2003	Brazil	Investment fund	Indirect	100.00	100.00
Fundo Sorriso	July 14, 2014	Brazil	Investment fund	Indirect	100.00	100.00
(a)	Companies with functional currency in Argentine pesos (ARS).

The subsidiaries GAC Inc., GOL Finance and GOL Finance Inc. are entities created for the specific purpose of continuing financial operations and related to the Company's fleet. They do not have their own governing body and decision-making autonomy. Therefore, their assets and liabilities are consolidated in the parent company.

GTX S.A., direct subsidiary by the Company, is pre-operational and its corporate purpose is to manage its own assets and have an interest in the capital of other companies.

Smiles Viagens e Turismo S.A. (“Smiles Viagens”), has as main purpose intermediating travel organization services by booking or selling airline tickets, accommodation, tours, among others. The subsidiaries Smiles Fidelidade Argentina and Smiles Viajes Y Turismo S.A., both headquartered in Buenos Aires, Argentina, have the purpose to promote Smiles Program’s operations and the sale of airline tickets in this country.

The investment funds Airfim and Fundo Sorriso, controlled by GLA, have the characteristic of an exclusive fund and act as an extension to carry out operations with derivatives and financial investments, so that the Company consolidates the assets and liabilities of this fund.

1.2.    Impacts and measures taken by the management regarding Covid-19 and the Russian invasion of Ukraine

The first days of 2022 featured a significant growth in Covid-19 cases, with the “Omicron” variant, which led to flights cancelled by several companies in Brazil and worldwide. Through its flexible business model based on a single type of fleet, GOL did not see any operational impact in the period, with regularity above 99% and market leadership in domestic routes.

In February 2022, Russia launched a military invasion of Ukraine, severely escalating the existing conflict between these countries and generating impacts of reduction in global investments and in the supply of oil production due to the sanctions imposed by the international community on Russia. As a consequence, Brent and WTI oil, as well as the differentials for Heating Oil and Jet Fuel distillates rose sharply during the year 2022, higher than the previous period and resulted in the historical record level of aviation kerosene prices for the third quarter of 2022, as seen in the increase in costs. In view of this increase, the Company uses its capacity management to optimize the pricing of its fares, increase productivity and mitigating cost increase, in addition to evaluating protection strategies of future exposure and participate in sectoral negotiations in order to mitigate the impact on the operating margin.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The results of the period demonstrate a consistent recovery in demand, with plans to return to pre-pandemic levels in the coming quarters, with the Company having increased the domestic offer, measured by the ASK, at 40.2% on this period compared to the same period in 2021 and observed an increase of 36.7% in domestic demand, measured by RPK following the same comparison.

In order to keep up with the resumption of demand and increase its positioning in the regional market, the Company, in addition to inaugurating new routes in this market, also signed agreements with new partners and expanded frequencies on previously operated routes.

1.2.1          Impacts on the financial statements

Throughout 2022, the operational network resumed and the offer normalized at levels close to 2019, having reached in the fourth quarter of 2022 86% of the supply equivalent to the same period of 2019. However, the result for the period bears the impacts of the pandemic period that led to a reduction in the network.

In the preparation of this financial statement, the Management considered the most recent forecasts available, duly reflected in the Company's business plans.

1.3.	Capital structure and net working capital

On December 31, 2022, the Company’s negative consolidated net working capital reached R$10,867,704 (R$8,393,753 negative on December 31, 2021). This is mainly due to an increased advance ticket sales and frequent-flyer program, on December 31, 2022, these obligations totaled R$5,079,405 (R$3,969,251 on December 31, 2021), which are expected to be substantially carried out with the Company’s services.

On December 31, 2022, the Company also had a negative shareholders’ equity position attributed to the controlling shareholders, totaling R$21,358,815 (R$21,053,678 negative on December 31, 2021). The variation observed is mainly due to loss for the period, partially offset by the capital increase carried out in the context of the investment agreement with American Airlines (see Note 1.4).

The Company is highly sensitive to the macroeconomic scenario and Brazilian Real’s volatility, as approximately 93.7% of the indebtedness (loans and financing and leases) is linked to US dollars (“US$”) and 47.8% of costs are also linked to US dollars, while the capacity to adjust ticket prices charged to its customers in order to offset the U.S. dollar appreciation is dependent on capacity (offer) and ticket prices practiced by the competitors.

Over the past five years, Management has taken many measures to adapt the size of its fleet to demand, matching the supply of seats to demand and thus keeping high load factors, reducing costs and adjusting its capital structure, with highlight to the issuance of Senior Secured Amortizing Notes, in the amount of US$ 196 million (Note 1.9) in 2022, and in 2023 the closing of the transaction related to the issuance of Senior Secured Notes due in 2028, in the amount of US$ 1.4 billion (Note 1.7 and 33.2). These measures will lead to an improvement in the Company’s capital structure and liquidity.

Our financial statements have been prepared on an accounting base of continuity, which includes the continuity of operations, realization of assets and compliance with liabilities and commitments in the usual course of business, in compliance with the business plan prepared by Management, reviewed and approved, by GOL's Board of Directors.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

Although there is still significant uncertainty about how long it will take for the airline industry to recover, and this leads to a material uncertainty about our ability to remain in operation, on December 31, 2022, the financial statements do not include any adjustments that may result from the inability to continue operating.

1.4.	American Airlines investment agreement

In the year ended December 31, 2022, GOL and American Airlines formalized an agreement to expand their commercial cooperation, with an investment of R$948,320, paid up in cash by American Airlines for 22,224,513 preferred shares of the Company.

As of this transaction, American Airlines has the right to appoint a member to the Company's Board of Directors for the next 3 years, having appointed Mr. Anmol Bhargava.

The exclusive codeshare agreement furthers the relationship between the two airlines, with more travel opportunities for passengers and improving the customer experience and GOL's competitive position on routes that connect North and South America. The investment agreement, in addition to the terms of confidentiality, exclusivity and cooperation, provides for certain restrictions on changes in the Company's capital.

1.5.	Acceleration of fleet transformation

In the fiscal year ended December 31, 2022, the Company received 15 Boeing 737-MAX aircraft, and continued the fleet transformation plan to replace Boeing 737 NG aircraft with Boeing 737-MAX aircraft.

The Boeing 737-MAX consumes around 15% less fuel and produces around 16% less carbon and 40% less noise, besides having a longer flight range when compared to Boeing 737-NG aircraft.

With the demand’s recovery, the advanced vaccination in several states and markets, operations close to resuming pre-pandemic levels and significantly higher macroeconomic variables linked to costs due to the exchange rate and mainly the aviation fuel price, there is an increased need to advance the replacement of the current fleet of 737 NG.

In addition, the Company managed to obtain agreements to acquire new 737 MAX aircraft with more favorable conditions compared to the pre-pandemic period, due to new facility lines to finance these aircraft and balance the Company's financing portfolio.

Due to the advanced fleet transformation, the Company will return 737-NG aircraft, with relevant future disbursements estimated, as disclosed in Note 23.2, which may be compensated with deposits disclosed in Note 12.

1.6.	Landmark cargo and logistics services agreement

In April 2022, the Company signed a 10-year cargo service agreement with Mercado Livre. This agreement provides for a dedicated cargo fleet with 6 (six) Boeing 737-800 BCFs, allowing including another 6 cargo aircraft by 2025. During the year ended December 31, 2022, the Company received 2 cargo aircraft, having started operations in September of 2022.

GOL's agreement with Mercado Livre is part of the Company's investment to meet the needs of the growing Brazilian e-commerce market. As a result, the Company plans to expand its services and significantly increase the available cargo carrying capacity in tons in 2023 to generate additional revenue.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

1.7.	Agreement between the Controlling Shareholder and Main investors of Avianca

On May 11, 2022, the Company received a mail from its controlling shareholder MOBI Fundo de Investimento em Açõ Investimento no Exterior (“MOBI FIA”) notifying that a Master Contribution Agreement was signed with the main shareholders of Investment Vehicle 1 Limited (“Avianca Holding”), including Kingsland International Group S.A., Elliott International L.P. and South Lake One LLC.

Under the Master Contribution Agreement, MOBI FIA will contribute with its shares in GOL and major investors in Avianca Holding will contribute with their shares in Avianca Holding to create a privately held company, incorporated under the laws of England and Wales. GOL and Avianca will continue to operate independently and keep their brands and cultures.

On March 1st, 2023, the Company's controlling shareholder, MOBI FIA, announced the completion of the corporate transaction provided for in the Master Contribution Agreement, on this date transferred to Abra Group Limited, a company incorporated under the laws of England and Wales (“Abra”) all shares issued by the Company held by MOBI FIA. On March 3, 2023 the Company announced the closing of the private placement with Abra's investors and concurrently the Company completed the closing of Abra's private investment in the Company through Senior Secured Notes due 2028 which will be issued in the amount of US$1.4 billion.

The Master Contribution Agreement provides that the main investors of Avianca and other parties to the Master Contribution Agreement will contribute their shares issued by Avianca to Abra, in exchange for common shares issued by Abra, which is expected to be completed by the end of the March. The parties to the Master Contribution Agreement will enter into a Shareholders' Agreement to govern their rights and obligations as shareholders of Abra, with MOBI FIA (and, indirectly, the Constantino brothers) and the Major Investors of Avianca becoming co-controllers of Abra.

1.8.	Acquisition of MAP Transportes Aéreos

On June 8, 2021, GOL signed an agreement to acquire MAP Transportes Aéreos Ltda., a domestic Brazilian airline with routes to regional destinations from Congonhas Airport in São Paulo, considering the Company's commitment to expand the air transportation demand and rationally consolidate in the domestic market as the country's economy recovers from Covid-19.

On December 30, 2021, through SG Order 1929/2021, the Administrative Council for Economic Defense (CADE) approved the operation without restrictions. The conclusion of the transaction is subject to other precedent conditions, which have not yet been fulfilled. Therefore, on December 31, 2022, there are no impacts on the Company's Financial Statements.

MAP may be acquired for R$28 million, to be paid only after meeting all precedent conditions, through 100,000 preferred shares (GOLL4) at R$28.00 per share and R$25 million in cash in 24 monthly installments. At closing, the Company will assume up to R$100 million in MAP's financial commitments.

This transaction should bring as main benefits: (i) expanded new routes; (ii) higher seat supply to historically under-offered markets; and (iii) improved efficient operations.

1.9.	Issuance of Senior Secured Amortizing Notes

On December, 2022 GOL, through its subsidiary GOL Finance, issued Senior Secured Amortizing Notes bearing 5.00% p.a. and maturing in 2026 (series A) and Subordinated Secured Amortizing Notes bearing 3.00% p.a. and maturing in 2025 (series B), in a total volume of US$196 million.

The Notes were issued in exchange for full compliance, at 100% of face value, with certain lease payment obligation for aircraft that are under deferral arrangements, among other obligations that participating aircraft lessors have elected to exchange for Notes.

The Notes have an average grace period of 12 months. After the grace period, the Series A Notes will be amortized in ten equal quarterly installments and the Series B Notes will be amortized in nine equal quarterly installments and will be contractually subordinated to the Series A Notes. The Notes may be redeemed by GOL at any time at face value and are guaranteed by a fiduciary assignment of receivables unencumbered by GOL Linhas Aéreas S.A.(“GLA”).

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

1.10.	Compliance program

On September 15, 2022, the Company entered into an agreement with the Comptroller General of the Union of Brazil ("CGU"), with the United States Department of Justice ("DoJ") and with the U.S. Securities and Exchange Commission ("SEC") to terminate investigations into payments made by GOL between 2012 and 2013 to politically exposed persons, including Brazilian government officials, as a result of a December 2016 GOL report to the SEC and to the Securities and Exchange Commission ("CVM").

Pursuant to the agreements entered into, the authorities acknowledged the Compliance program, internal controls, and Company’s anti-corruption procedures: (a) GOL agreed to pay the full amount of US$3.4 million to CGU to be deducted from payments due to the DoJ and SEC as described below; (b) the DoJ has agreed by the filing of the indictment, whereby it was determined that no compliance monitoring will be required and that the company agreed to report annually, for three years, to the DoJ remediation and implementation of Compliance measures related to anti-corruption policies, procedures and practices; (c) GOL agreed to pay US$17.0 million to the DoJ and US$24.5 million to the SEC in penalties and interest for the early judgment related to the reduction of payroll tax and fuel tax between 2012 and 2013 that benefited the Company along with other companies and airlines. Of which US$20.25 million has been paid to the DoJ and SEC, with US$12.6 being paid in September 2022 and US$7.65 in December 2022. The balance will be paid in the next two years; and (d) the payment of US$3.4 million by GOL to CGU which, as described above, will be credited by the DoJ and the SEC and may be deducted from the payments due to them.

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

The Management confirms that all the material information in these financial statements are being demonstrated and corresponds to the information used by the Management in the development of its business management activities.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The financial statements have been prepared based on historical cost, with the exception of the following material items recognized in the statements of financial positions:

•	cash, cash equivalents and financial investments measured at fair value;
•	derivative financial instruments measured at fair value; and
•	investments accounted for using the equity method.

The Company’s financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 have been prepared assuming that it will continue as going concern, realizing assets, and settling liabilities in the normal course of business. See details in Note 1.3, regarding significant uncertainty about our ability to continue as a going concern.

The Company revised aggregations in the presentation of Financial Results, net as of December 31, 2022, and accordingly reclassified the same items in the Consolidated statements of operations and in the respective Notes of December 31, 2021 and December 31, 2020, in order to improve the comprehensibility of the information and comparability between the periods, in accordance with to IAS 1.

3.	Approval of consolidated statements

The approval and authorization for the issuance of these financial statements took place at the Board of Directors’ meeting held on March 21, 2023.

4.	Summary of significant accounting practices

4.1.	Consolidation

The Company consolidates all entities over which it has control, control is obtained when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to direct the relevant activities of the investee.

It is usually assumed that a majority of voting rights results in control. To support this assumption, and when the Company holds less than a majority of the voting rights of an investee, the Company considers all relevant facts and circumstances when assessing if it has power over an investee. The Company reassesses if it has control of an investee if facts and circumstances indicate changes in one or more elements of control listed above.

The consolidation of a subsidiary starts when the Company obtains control over the subsidiary. It ends when the Company loses control over the subsidiary. The change in equity interest in a subsidiary, without losing control, is accounted for as an equity transaction.

Accounting practices were uniformly applied to all consolidated companies, consistent with those used by the parent company and adopted in the previous year. All transactions and balances between GOL and its subsidiaries were eliminated in the consolidation, as well as the unrealized profits or losses from these transactions, including charges and taxes. The income (expenses) and each component of other comprehensive income (expenses) are attributed to both the shareholders of the parent company and to the non-controlling shareholders, even if doing so results in a loss to non-controlling shareholders.

4.2.	Cash and cash equivalents

The Company classifies in this group the balances of cash, automatic bank deposits, financial investments, and securities with immediate liquidity, which, according to analyzes, are readily convertible into a known amount of cash with an insignificant risk of change in value. Financial investments classified in this group, due to their very nature, are measured at fair value through income (expenses) and will be used by the Company in a short period of time.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

4.3.	Financial investments

In the presentation and measurement of financial assets, the Company considers the provisions of IFRS 9 - “Financial Instruments”, which establishes that financial assets must be initially measured at fair value less costs directly linked to their acquisition. In turn, the subsequent measurement is divided into two categories:

4.3.1.	Amortized cost

Financial investments are measured at amortized cost when both of the following conditions are met:

•	the Company plans to hold the financial asset to collect the contractual cash flows; and
•	the contractual cash flows represent only the payments of interest and principal (“SPPI”).

4.3.2.	Fair value

Financial investments measured at fair value are divided into two categories:

•	through comprehensive income (expenses): this category is applicable when both of the following conditions are met: (i) the Company plans to hold the financial asset to collect the contractual cash flows and sell the asset; and (ii) the contractual cash flows represent SPPI;

•	through profit or loss: considered a residual category, that is, if the Company does not plan to hold the financial asset to collect the contractual cash flows and/or sell the asset, it must be measured at fair value through profit or loss. The Company may also choose, upon initial recognition, to designate the financial asset as measured at fair value through profit or loss, to eliminate or significantly reduce measurement or recognition inconsistencies, called "accounting mismatch". The financial instruments designated at fair value through profit or loss are to eliminate or significantly reduce an accounting mismatch, thus appraised at market value.

Financial Investments assigned as guarantees linked to short- and long-term financial instruments, deposits for leasing operations and other passive operations are disclosed in Note 6.

4.4.	Trade receivables

They are measured based on the invoiced figure, net of allowance for expected loss, and approximate the fair value given their short-term nature. In compliance with IFRS 9 – “Financial Instruments”, the allowance for expected loss on trade receivables accounts was measured through a simplified approach, using historical data, projecting the expected loss over the contractual life, by segmenting the receivables portfolio into groups that have the same receipt pattern and according to the respective maturity terms. In addition, for certain cases, the Company carries out individual analyzes to assess the receipt risks.

4.5.	Inventories

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

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

4.6.	Income tax and social contribution

4.6.1.	Current taxes

In Brazil, includes income tax (“IRPJ”) and social contribution on profit (“CSLL”), which are calculated monthly based on the taxable income, after offsetting tax losses and negative social contribution base, limited to 30% of the taxable income, applying the rate of 15% plus an additional 10% for the IRPJ and 9% for the CSLL.

4.6.2.	Deferred taxes

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

4.7.	Rights and obligations with derivative financial instruments

Variations in interest rates, foreign exchange rates and aviation fuel prices expose the Company and its subsidiaries to risks that may affect their financial performance. To mitigate such risks, the Company, through its subsidiaries, contracts derivative financial instruments that may or may not be designated for hedge accounting and, if designated, are classified as cash flow hedge.

Derivatives financial instruments are measured at fair value at recognition and at subsequent reporting dates.

4.7.1.	Derivative financial instruments not designated as hedge accounting

The Company may contract derivative financial instruments that are not designated for hedge accounting when the Risk Management’s purposes do not require such classification. Transactions not designated as hedge accounting have the change in their fair value accounted for directly in the financial income (expenses).

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

4.7.2.	Derivative instruments classified as cash flow hedge

The instruments designated as cash flow hedge have the purpose of protecting future income (expenses) from changes in interest rates, fuel prices and in foreign exchange. The actualness of the variations is estimated based on statistical methods of correlation and by the proportion between the hedge’s gains and losses and the variation of the costs and expenses protected. The actual variations in fair value are recorded in the shareholders’ equity in “Other comprehensive income”, up to the recognition of the result of the hedged object. The inefficiencies found in each reporting period are recognized in the financial income (expenses). The hedge transactions recorded in “Other comprehensive income” are net of tax effects.

4.7.3.	Derecognition and write-off of derivative financial instruments

The hedge accounting is discontinued prospectively when the Company and its subsidiaries (i) cancel the protection relationship; (ii) the derivative instrument expires or is sold, terminated or executed, (iii) when there is low predictability of realization of the hedge’s object, or (iv) when it no longer qualifies as hedge accounting. If the operation is discontinued, any gains or losses previously recognized in “Other comprehensive income” and year-to-date in the shareholders’ equity up to that date are immediately recognized in the result for the year.

4.8.	Deposits

4.8.1.	Deposits for the maintenance of aircraft and engines

Refer to payments made in US dollars to lessors for the future maintenance of aircraft and engines. The realization of these assets occurs, substantially, in the use of the deposit for payment to the workshop when the maintenance is carried out or through the receipt of financial resources, according to the negotiations carried out with the lessors. The exchange rate change of these payments is recognized as an expense or income in the financial income expenses). The Management regularly assesses the impairment of these deposits based on the eligibility of the application of such amounts in future maintenance events and believes that the figures reflected in the balance sheet are realizable.

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

4.8.2.	Court deposits

In the course of the lawsuits brought against the Company and on which the legitimacy of the claims is questioned, the Company may be required to make appeals and/or judicial deposits to continue its defense strategy. These amounts are monetarily restated, mostly by inflation indexes, and are characterized as not immediately available resources by the Company, pending a judicial decision.

4.8.3.	Deposits in guarantee and collateral for lease agreements

Deposits and guarantees are denominated in U.S. dollars and updated monthly by the foreign exchange rates. Deposits are refundable to the Company at the end of the lease agreements or offset against future obligations formalized upon return of the leased asset.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

4.9.	Property, plant and equipment

Property, plant and equipment, including rotables (spare parts), are recorded at acquisition and/or construction cost. Interest and financial charges directly related to the acquisition, construction or production of a good that necessarily requires significant time to complete are capitalized as part of the cost of the corresponding asset.

Every item of the property, plant and equipment that has a significant cost in relation to the total asset is depreciated separately. The estimated economic useful life of property, plant and equipment, for purposes of depreciation, is shown in Note 13.

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

Additionally, the Company adopts the following treatment for the groups below:

4.9.1.	Prepayments for aircraft acquisition

Refers to prepayments in U.S. dollars made to Boeing for the acquisition of 737-MAX aircraft. Prepayments are converted at the historical rate.

4.9.2.	Lease agreements

Lease agreements are recognized, measured, presented and disclosed in accordance with IFRS 16 – “Leases”. The Company adopts exemptions for lessees, set forth in the standard, for short-term leases and “low value” assets.

4.9.2.1.	Right-of-use assets

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

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

4.9.2.2.	Lease liabilities

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

4.9.2.3.	Sale-leaseback transactions

Sale-leaseback transactions occur when the Company sells an asset and leases it back. These transactions are initially analyzed within the scope of IFRS 15 – “Revenue from Contracts with Customers” with the aim of verifying whether the performance obligation has been met, and therefore accounting for the sale of the asset.

Once this requirement has been met, the calculation to recognize the result of sale-leaseback transactions uses the fair value of the negotiated asset as a reference. For new goods, the source of information to obtain the fair value is the market price for items of a similar nature, considering the good’s conditions. If the item already belongs to Gol, the calculation for fair value intelligence is carried out using an internal methodology, based on the methodology applied in the market.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

After the fair value is defined, gains or losses are initially calculated based on the difference between the fair value and the book value of the assets and subsequently adjusted according to the proportionality of the right of use transferred to the lessor (the latter being the actual value recognized in the result as income or loss).

The proportionality calculation is carried out considering the present value of the lease payments adjusted by the advances or additional financing.

4.9.3.	Capitalization of expenses with major maintenance of engines, aircraft, landing gear and APU (auxiliary power units)

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

4.10.	Intangible assets

4.10.1.	Finite useful life

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

4.10.2.	Indefinite useful life

4.10.2.1.	Goodwill for Expected Future Profitability

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

4.10.2.2.	Airport operation rights (“Slots”)

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

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

4.11.	Impairment of non-financial assets

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

4.12.	Loans and financing

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

4.13.	Suppliers and other obligations

They are initially recognized at fair value and subsequently increased, when applicable, by the corresponding charges and monetary and exchange rate changes incurred up to the closing dates of the financial statements.

4.13.1.	Suppliers - factoring

Management carried out a negotiation with suppliers with the purpose of extending payment terms. Accordingly, the Company signed an agreement with financial institutions that allows receivables from its suppliers to be factored. Considering that the anticipation of this receipt with the financial institutions is an option of the suppliers, as well, the Company is not reimbursed and/or benefited by the financial institution with discounts for payment before the maturity date agreed with the supplier, there is no change in the degree of subordination in case of judicial execution (see Note 18).

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

4.14.	Advance ticket sales

Represents the Company’s obligations to provide air transportation services and other ancillary services to its clients, net of breakage revenue already recognized in the statement of operations, as detailed in Note 4.17.1.

4.15.	Provisions

Provisions are recognized when the Company has a present obligation, formalized or not, as a result of a past event, and it is probable that economic benefits will be required to settle the obligation and a reliable estimate of its value can be made.

4.15.1.	Provision for aircraft and engine return

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

4.15.2.	Provision for tax and labor risks

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

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

4.16.	Post-employment benefits

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

4.17.	Recognition of revenue

4.17.1.	Revenue from passengers, cargo and ancillary services

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

4.17.2.	Mileage revenue

The Smiles Program has the purpose to build customer loyalty by granting mileage credits to participants. The obligation generated by issuing miles is measured based on the price at which the miles were sold to Smiles’ air and non-air partners, considered as the fair value of the transaction.

Until August 31, 2021, Smiles worked as an agent and complied with its performance liability when miles were redeemed by Smiles Program and exchanged for awards with its partners, recognizing the revenue in the parent company operations. In the consolidated financial statements, the revenue recognition cycle in relation to the exchange of miles from the Smiles Program for airline tickets is only completed when passengers are effectively transported, so that unrealized profits were properly removed.

After the merger of Smiles Fidelidade by GOL Linhas Aéreas (GLA) on September 1, 2021, revenue from the frequent flyer program with airline products and services became to recognized only when the flight takes place, as the entity's performance liability becomes solely the flight and related services, with GLA as the entity that controls the said service before transferred to the customer. To exchange rewards with services and products not linked to an entity of the same economic group, GLA, as the entity responsible for the mileage program, remained as an agent and the performance liability is fulfilled when the miles are redeemed by Smiles Program’s members.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

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

4.17.3.	Adoption of hedge accounting to protect future revenues with passengers and ancillary services

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

4.18.	Share-based compensation

4.18.1.	Stock options

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

The effect of outstanding options is reflected as an additional dilution in the calculation of diluted earnings per share, when applicable.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

4.18.2.	Restricted shares

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

4.19.	Profit-sharing for employees and members of Management

The Company’s employees are entitled to profit sharing based on certain goals agreed annually. For the members of Management the goals are based on the statutory provisions proposed by the Board of Directors and approved by the shareholders. The profit sharing is recognized in the statement of operations for the period in which the goals are achieved.

4.20.	Financial results

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

4.21.	Earnings (loss) per share

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

4.22.	Information by segment

An operational segment is a component of the Company that engages in business activities to generate revenue and incur expenses. Operational segments reflect how the Company's management reviews financial information for decision-making. The Company's management has identified only one operational segment, air transportation, that meets the quantitative and qualitative disclosure parameters.

The operations of this segment are primarily originated from the subsidiary GLA, which provides passenger air transportation services, and its main revenue-generating assets are its aircraft. Other revenues mainly come from cargo operations, loyalty program, third-party aircraft maintenance, and related services such as baggage check-in, fines for ticket changes and cancellations, among others.

4.23.	Transactions in foreign currency

Foreign currency transactions are recorded at the exchange rate prevailing on the date on which the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Monetary and foreign exchange rate variation, net” in the statement of operations.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The exchange rate changes in reais in effect on the base date of these consolidated financial statements are as follows:

	Final Rate		Average Rate
	2022	2021	2022	2021
U.S. Dollar	5.2177	5.5805	5.1630	5.3956
Argentinian Peso	0.0295	0.0543	0.0406	0.0568

4.24.	New accounting standards and pronouncements adopted in the current year

The standards listed below have become effective for annual periods beginning on or after January 1, 2022.

4.24.1.	Amendments to IAS 16, IAS 37 e IFRS 3

The amendments to the above standards are as a result of the annual amendments relating to the improvement cycle between 2018 and 2020 issued in May 2020. The changes applicable to the Company and its subsidiaries are below:

• Onerous Contracts – Costs of Fulfilling a Contract;

• Property, Plant and Equipment: Proceeds before Intended Use; and

• Reference to the Conceptual Framework.

4.24.1.1 Onerous Contracts – Costs of Fulfilling a Contract

An onerous contract is a contract under which the unavoidable costs (i.e., the costs that the Group cannot avoid because it has the contract) of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

The IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services including both incremental costs (e.g., the costs of direct labour and materials) and an allocation of costs directly related to contract activities (e.g., depreciation of equipment used to fulfil the contract and costs of contract management and supervision). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The amendments must be applied prospectively to contracts for which an entity has not yet fulfilled all of its obligations at the beginning of the annual reporting period in which it first applies the amendments (the date of initial application).

The amendments had no effect on the Company’s financial statements since the Company and its subsidiaries don’t hold onerous contracts as of the applicable period.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

4.24.1.2 Property, Plant and Equipment: Proceeds before Intended Use

The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

In accordance with the transitional provisions, the Group applies the amendments retrospectively only to items of PP&E made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment (the date of initial application).

These amendments had no impact on the consolidated financial statements of the Group as there were no sales of such items produced by property, plant and equipment made available for use on or after the beginning of the earliest period presented.

4.24.1.3 Reference to the Conceptual Framework

The amendments replace a reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements.

The amendments add an exception to the recognition principle of IFRS 3 Business Combinations to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date.

The amendments also add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.

In accordance with the transitional provisions, the Group applies the amendments prospectively, i.e., to business combinations occurring after the beginning of the annual reporting period in which it first applies the amendments (the date of initial application).

These amendments had no impact on the consolidated financial statements of the Group as there were no contingent assets, liabilities or contingent liabilities within the scope of these amendments that arose during the period.

4.24.2.	IFRS 9 Financial Instruments - Fees in the ’10 per cent’ test for derecognition of financial liabilities

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf.

In accordance with the transitional provisions, the Company applied the amendments to financial liabilities that were modified or exchanged on or after January 1, 2022.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

4.25.	Main accounting estimates and assumptions used

As disclosed in note 2, Management has made judgments that have a significant effect on the amounts recognized in the financial statements, as follows:

•	Revenue from breakage of tickets and miles (Note 4.17.1 and 4.17.2);
•	estimated losses on doubtful receivables (Note 7);
•	annual analysis of the recoverable value of deferred taxes (Note 12);
•	analysis of recoverability of maintenance deposits (Note 9);
•	useful life of the fixed assets and intangible assets with defined useful life (Notes 13 and 14);
•	analysis of the recoverable value of goodwill and slots (Note 14);
•	provision for aircraft and engine returns (Note 22);
•	provision for post-employment benefits (Note 22);
•	provision for tax, civil and labor risks (Note 22);
•	share-based compensation transactions (Note 25);
•	rights and obligations with derivative operations (Note 30); and
•	fair value of financial instruments (Note 30).

The Company continuously reviews the assumptions used in its accounting estimates. The effect of the revisions to the accounting estimates in recognized in the financial statements in the period in which such revision is made.

4.26.	New accounting standards and pronouncements not yet adopted

4.26.1.	Amendment to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer settlement.
•	That a right to defer must exist at the end of the reporting period.
•	That classification is unaffected by the likelihood that an entity will exercise its deferral right.
•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must be applied retrospectively. The Company is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

4.26.2.	Amendments to IAS 8: Definition of Accounting Estimates

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of ‘accounting estimates’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed.

The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

4.26.3.	Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments also bring that, in some circumstances, standardised accounting policy information may be needed for users to understand other material information in the financial statements of an entity.

The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023 with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.

The Company is currently revisiting their accounting policy information disclosures to ensure consistency with the amended requirements.

4.26.4.	Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

In May 2021, the Board issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.

The amendments required entities to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This will typically apply to lease transactions (right-of-use assets and lease liabilities) and restoration obligations, and will require the recognition of additional tax assets and liabilities.

The amendments should be applied to transactions that occur on or after the beginning of the earliest comparative period presented and it’s effective for annual periods beginning on or after 1 January 2023. In addition, at the beginning of the earliest comparative period presented, a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability should also be recognized for all deductible and taxable temporary differences associated with leases and decommissioning obligations.

The Company is currently assessing the impact of the amendments.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

4.26.5.	Amendments to IFRS 16: Lease liability in sale and leaseback transaction

In September 2022, the Federal Accounting Council issued the amendment to IFRS 16 that specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

After the commencement date in a sale and leaseback transaction, the seller-lessee applies paragraphs 29 to 35 of IFRS 16 to the right-of-use asset arising from the leaseback and paragraphs 36 to 46 of IFRS 16 to the lease liability arising from the leaseback. In applying paragraphs 36 to 46, the seller-lessee determines ‘lease payments’ or ‘revised lease payments’in such a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. Applying these requirements does not prevent the seller-lessee from recognizing, in profit or loss, any gain or loss relating to the partial or full termination of a lease, as required by paragraph 46(a) of IFRS 16.

The amendment does not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments in Appendix A of IFRS 16. The seller-lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8.

The amendments are effective for annual periods beginning on or after 1 January 2024 and the Company will assess possible impacts on its consolidated financial statements.

There are no other standards or interpretations issued and adopted that may, in Management’s opinion, have a significant impact on the Company’s reported results or equity.

5.	Cash and cash equivalents

	2022	2021
Cash and bank deposits	121,660	116,123
Cash equivalents	47,375	370,135
Total	169,035	486,258

The breakdown of cash equivalents is as follows:

	2022	2021
Local currency
Private bonds	10	329,235
Automatic deposits	47,334	40,873
Total local currency	47,344	370,108

Foreign currency
Private bonds	31	27
Total foreign currency	31	27

Total	47,375	370,135

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

6.	Financial investments

	Weighted average rate (p.a.)	2022	2021
Local currency
Government bonds	100.1% of CDI	3,880	2,042
Private bonds	98.1% of CDI	253,386	288,056
Investment funds	78.3% of CDI	10,576	12,042
Total local currency		267,842	302,140

Foreign currency
Private bonds		-	33,570
Investment funds	20%	155,576	37,979
Total foreign currency		155,576	71,549

Total		423,418	373,689

Current		404,113	291,363
Non-current		19,305	82,326

Of the total amount recorded on December 31, 2022, R$266,553 (R$333,984 on December 31, 2021), refer to investments used as guarantees linked to deposits for lease operations, derivative financial instruments, lawsuits and loans and financing.

7.	Trade receivables

	2022	2021
Local currency
Credit card administrators	287,754	200,601
Travel agencies	317,487	439,698
Cargo agencies	45,986	27,418
Airline partner companies	12,465	11,921
Other	31,477	18,852
Total local currency	695,169	698,490

Foreign currency
Credit card administrators	80,812	77,379
Travel agencies	83,517	38,999
Cargo agencies	968	211
Airline partner companies	33,075	27,863
Other	16,741	27,021
Total foreign currency	215,113	171,473

Total gross	910,282	869,963

Allowance for expected loss on trade receivables accounts	(22,548)	(19,280)

Total	887,734	850,683

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The aging list of trade receivables, net of allowance for expected loss on trade receivables accounts, is as follows:

	2022	2021
Not yet due
Until 30 days	722,923	607,968
31 to 60 days	48,923	82,132
61 to 90 days	16,681	55,265
91 to 180 days	381	33,491
181 to 360 days	23,590	1,096
Above 360 days	7	379
Total not yet due	812,505	780,331

Overdue
Until 30 days	46,856	31,302
31 to 60 days	9,321	5,722
61 to 90 days	3,383	2,172
91 to 180 days	9,845	7,566
181 to 360 days	2,598	8,911
Above 360 days	3,226	14,679
Total overdue	75,229	70,352

Total	887,734	850,683

The changes in an expected loss on trade receivables are as follows:

	2022	2021
Balance at the beginning of the year	(19,280)	(18,047)
(Additions) Reversals	(3,268)	(1,233)
Balances at the end of year	(22,548)	(19,280)

8.	Inventories

	2022	2021
Consumables	26,494	20,585
Parts and maintenance materials	365,659	201,470
Advances to suppliers	46,712	47,530
Total	438,865	269,585

The changes in the provision for obsolescence are as follows:

	2022	2021
Balances at the beginning of the year	(6,176)	(12,862)
Additions	(4,876)	(687)
Write-offs	1,441	7,373
Balances at the end of the year	(9,611)	(6,176)

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

9.	Deposits

	2022	2021
Maintenance deposits	1,134,389	1,000,995
Court deposits	591,177	575,917
Deposit in guarantee for lease agreements	934,204	372,114
Total	2,659,770	1,949,026

Current	380,267	191,184
Non-current	2,279,503	1,757,842

9.1.	Maintenance deposits

The Company makes deposits in U.S. dollars for the maintenance of aircraft and engines, which will be used in future events as established in certain lease agreements. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

Maintenance deposits do not exempt the Company, as a lessee, from contractual obligations related to the maintenance or the risk associated with operating activities. These deposits can be replaced by bank guarantees or letters of credit (SBLC - stand by letter of credit) as according to the conditions established in the aircraft lease. These letters can be executed by the lessors if the maintenance of the aircraft and engines does not occur according to the review schedule. Several aircraft lease agreements do not require maintenance deposits and have credit bills to ensure the maintenance is carried out in the scheduled periods. Until December 31, 2022, no credit bill had been executed against the Company.

The Company has two categories of maintenance deposits:

•	Maintenance guarantee: Refers to one-time deposits that are refunded at the end of the lease, and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on December 31, 2022 was R$231,222 (R$262,061 on December 31, 2021).

•	Maintenance reserve: Refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On December 31, 2022, the balance referring to such reserves was R$903,167 (R$738,934 on December 31, 2021).

9.2.	Court deposits

Court deposits and blocks represent guarantees of tax, civil and labor lawsuits, kept in court until the resolution of the disputes to which they are related. Part of the court deposits refers to civil and labor lawsuits arising from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees who do not belong to GLA or any related party. Considering that Management does not believe that the Company is legally responsible for such claims and the release of the court deposits has been claimed. As of December 31, 2022, the blocked amounts referring to Varig S.A.'s succession proceedings and third-party proceedings were R$51,577 and R$100,427, respectively (R$59,990 and R$104,043 as of December 31, 2021), the remaining amounts refer to legal proceedings to which the Company is the main party.

9.3.	Deposits in guarantee for leases agreements

As required by the lease agreements, the Company makes guarantee deposits (in U.S. dollars) to the leasing companies, which can be redeemed if replaced by other bank guarantees or fully redeemed at maturity.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

As described in note 1.9, in the year ended December 31, 2022, GOL, through its subsidiary GOL Finance, issued Secured Amortizing Notes in exchange for full compliance, at 100% of face value, with certain aircraft lease payment obligations. From this transaction, the amount of R$482,000 referring to prepayments that will be applied in the return of the aircraft was recorded as a guarantee deposit.

10.	Advance to suppliers and third parties

	2022	2021
Advance to domestic suppliers	227,036	255,024
Advance to international suppliers	65,141	42,524
Advance for materials and repairs	60,179	48,932
Total	352,356	346,480

Current	302,658	270,342
Non-current	49,698	76,138

11.	Recoverable taxes

	2022	2021
IRPJ and CSLL prepayments	36,249	51,282
PIS and COFINS to recover	187,322	185,827
Value added tax (VAT) abroad	6,037	4,035
Other	18,674	8,223
Total	248,282	249,367

Current	195,175	176,391
Non-current	53,107	72,976

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

12.	Deferred taxes

12.1.	Deferred tax assets (liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	2020	Statement of operations	Shareholders’ Equity and Others(*)	2021	Statement of operations	Shareholders’ Equity and Others(*)	2022
Deferred taxes assets (liabilities) – GOL and Smiles Argentina
Income tax losses carry forward	37,921	12,464	-	50,385	4,534	-	54,919
Negative basis of social contribution	13,650	4,487	-	18,137	1,633	-	19,770
Temporary differences:						-
Allowance for expected loss on trade receivables and other credits	2,004	5,128	-	7,132	(4,958)	-	2,174
Provision for legal proceedings and tax liabilities	(83)	(11)	-	(94)	139	-	45
Others	71	(7)	175	239	99	5	343
Total deferred taxes – assets	53,563	22,061	175	75,799	1,447	5	77,251
Deferred taxes assets (liabilities) – GLA

Temporary differences:
Slots	(353,226)	-	-	(353,226)	-	-	(353,226)
Depreciation of engines and parts for aircraft maintenance	(194,789)	(7,732)	-	(202,522)	(25,356)	-	(227,878)
Breakage provision	(193,498)	(3,748)	-	(197,246)	(102,783)	-	(300,029)
Goodwill amortization for tax purposes	(127,659)	(15,638)	-	(143,297)	(46,914)	-	(190,211)
Derivative transactions	(28,902)	28,400	-	(502)	22,687	-	22,185
Allowance for expected loss on trade receivable and other credits	201,446	7,695	-	209,141	(8,351)	-	200,790
Provision for aircraft and engine return	190,778	119,968	-	310,746	(4,597)	-	306,149
Provision for legal proceedings and tax liabilities	124,723	119,103	-	243,826	31,057	-	274,883
Aircraft leases and others	10,586	73,914	-	84,500	102,755	-	187,255
Unrealized gains	69,843	(69,843)	-	-	-	-	-
Others	81,064	(32,895)		48,169	(4,441)	-	43,728
Total deferred taxes – liabilities	(219,634)	219,224		(411)	(35,943)	-	(36,354)
Total effect of deferred taxes - Income (Expenses)	-	241,285		-	(34,496)	-	-
(*)	Exchange rate change recognized in other comprehensive income.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The Company’s Management considers that the deferred assets and liabilities recognized on December 31, 2022 from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

The Management estimates that active deferred tax credits, recorded on tax losses and a negative social contribution base, may be realized as follows:

Year	2022	2021
2022	-	7,156
2023	14,571	26,511
2024	21,648	18,581
2025	21,579	16,274
2026	16,891	-
Total	74,689	68,522

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

	2022	2021
Accumulated income tax losses	14,989,912	12,076,378
Potential tax credit	5,096,570	4,105,969

The reconciliation of actual income taxes and social contribution rates for the years ended December 31, 2022, 2021 and 2020 is as follows:

	2022	2021	2020

Loss before income tax and social contribution	(1,517,675)	(7,376,227)	(5,817,293)
Combined tax rate	34%	34%	34%
Income at the statutory tax rate	516,010	2,507,917	1,977,880

Adjustments to calculate the effective tax rate:
Equity method investees	-	-	(149)
Tax rate difference on the results of offshores subsidiaries	(26,841)	(171,981)	(4,734)
Non-deductible expenses, net	(270,066)	(118,734)	(124,577)
Exchange rate change on foreign investments	46,239	(82,085)	(174,151)
Tax Benefit	194,588	-	-
Interest on shareholders’ equity	-	-	8,693
Benefit (not constituted) on tax loss, negative basis and temporary differences	(503,728)	(1,942,695)	(1,760,920)
Total income tax	(43,798)	192,422	(77,958)

Income tax and social contribution
Current	(9,302)	(48,862)	(95,537)
Deferred	(34,496)	241,284	17,579
Total income (loss) taxes	(43,798)	192,422	(77,958)

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

13.	Property, plant and equipment

The breakdown of and changes in property, plant and equipment are as follows:

		2021							2022
	Weighted average rate (p.a.)	Historical cost	Accumulated depreciation	Net opening balance	Additions	Contractual amendment	Depreciation	Write-offs and transfers	Net ending balance	Historical cost	Accumulated depreciation
Flight equipment
Aircraft - RoU(1) with purchase option	10.66%	-	-	-	1,406,085	-	(69,869)	-	1,336,216	1,406,085	(69,869)
Aircraft - RoU(1) with no purchase option	16.69%	7,127,628	(1,958,755)	5,168,873	1,337,200	(186,580)	(987,591)	(10,536)	5,321,366	8,148,917	(2,827,551)
Spare parts and engines - Own (3) (4)	7.21%	2,062,646	(963,949)	1,098,697	208,237	-	(144,843)	(35,466)	1,126,625	2,188,299	(1,061,674)
Spare parts and engines – RoU(1)	30.35%	129,223	(62,908)	66,315	17,343	(378)	(28,169)	-	55,111	146,188	(91,077)
Aircraft and engine improvements	37.41%	3,143,372	(2,370,691)	772,681	604,953	-	(363,149)	(19,931)	994,554	3,447,804	(2,453,250)
Tools	10.00%	56,826	(32,327)	24,499	6,407	-	(4,024)	(25)	26,857	63,183	(36,326)
		12,519,695	(5,388,630)	7,131,065	3,580,225	(186,958)	(1,597,645)	(65,958)	8,860,729	15,400,476	(6,539,747)

Non-aeronautical property, plant and equipment
Vehicles	20.00%	11,076	(9,915)	1,161	920	-	(434)	-	1,647	11,996	(10,349)
Machinery and equipment	10.00%	62,837	(50,824)	12,013	1,341	-	(1,928)	(14)	11,412	62,926	(51,514)
Furniture and fixtures	10.00%	32,508	(22,024)	10,484	1,778	-	(1,937)	(4)	10,321	33,870	(23,549)
Computers, peripherals and equipment	19.72%	49,636	(40,869)	8,767	4,937	-	(3,785)	(16)	9,903	52,220	(42,317)
Computers, peripherals and equipment – RoU(1)	49.69%	23,210	(20,251)	2,959	10,308	-	(5,328)	-	7,939	33,518	(25,579)
Third-party property improvements	20.32%	183,345	(166,832)	16,513	3	-	(9,683)	2,356	9,189	185,621	(176,432)
Third-party properties – RoU(1)	13.13%	28,819	(24,186)	4,633	171,084	54,720	(19,910)	-	210,527	254,130	(43,603)
Construction in progress	-	15,410	-	15,410	1,402	-	-	(2,356)	14,456	14,456	-
		406,841	(334,901)	71,940	191,773	54,720	(43,005)	(34)	275,394	648,737	(373,343)

Impairment losses (2)	-	(26,854)	-	(26,854)	6,366	-	-	-	(20,488)	(20,488)	-
Total property, plant and equipment in use		12,899,682	(5,723,531)	7,176,151	3,778,364	(132,238)	(1,640,650)	(65,992)	9,115,635	16,028,725	(6,913,090)

Advances to suppliers	-	499,019	-	499,019	92,811	-	-	(118,769)	473,061	473,061	-
Total		13,398,701	(5,723,531)	7,675,170	3,871,175	(132,238)	(1,640,650)	(184,761)	9,588,696	16,501,786	(6,913,090)

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

		2020							2021
	Weighted average rate (p.a.)	Historical cost	Accumulated depreciation	Net opening balance	Additions	Contractual amendment	Depreciation	Write-offs and transfers	Net ending balance	Historical cost	Accumulated depreciation
Flight equipment
Aircraft - RoU(1) with no purchase option	17.00%	4,020,709	(1,420,648)	2,600,061	2,446,548	776,867	(654,599)	(4)	5,168,873	7,127,628	(1,958,755)
Spare parts and engines - Own (3) (4)	7.00%	1,964,411	(837,048)	1,127,363	106,343	-	(131,887)	(3,122)	1,098,697	2,062,646	(963,949)
Spare parts and engines - RoU(1)	25.91%	84,329	(47,940)	36,389	48,532	-	(18,606)	-	66,315	129,223	(62,908)
Aircraft and engine overhauling	44.14%	3,206,385	(2,282,042)	924,343	266,584	-	(418,170)	(76)	772,681	3,143,372	(2,370,691)
Tools	10.00%	55,821	(28,697)	27,124	1,238	-	(3,843)	(20)	24,499	56,826	(32,327)
		9,331,655	(4,616,375)	4,715,280	2,869,245	776,867	(1,227,105)	(3,222)	7,131,065	12,519,695	(5,388,630)

Non-aeronautical property, plant & equipment
Vehicles	20.00%	11,264	(9,572)	1,692	382	-	(551)	(362)	1,161	11,076	(9,915)
Machinery and equipment	10.00%	62,841	(48,417)	14,424	148	-	(2,529)	(30)	12,013	62,837	(50,824)
Furniture and fixtures	10.00%	32,790	(20,483)	12,307	195	-	(1,959)	(59)	10,484	32,508	(22,024)
Computers, peripherals and equipment	13.33%	49,775	(37,740)	12,035	505	-	(3,755)	(18)	8,767	49,636	(40,869)
Computers, peripherals and equipment – RoU(1)	33.29%	21,992	(15,460)	6,532	1,218	-	(4,791)	-	2,959	23,210	(20,251)
Third-party property improvements	16.18%	183,351	(156,965)	26,386	45	-	(9,904)	(14)	16,513	183,345	(166,832)
Third-party properties - RoU(1)	35.68%	27,867	(15,834)	12,033	-	1,512	(8,781)	(131)	4,633	28,819	(24,186)
Construction in progress		14,837	-	14,837	573	-	-	-	15,410	15,410	-
		404,717	(304,471)	100,246	3,066	1,512	(32,270)	(614)	71,940	406,841	(334,901)

Impairment losses (2)	-	(34,330)	-	(34,330)	7,476	-	-	-	(26,854)	(26,854)	-
Total property, plant & equipment in use		9,702,042	(4,920,846)	4,781,196	2,879,787	778,379	(1,259,375)	(3,836)	7,176,151	12,899,682	(5,723,531)

Prepayment to suppliers	-	179,092	-	179,092	331,517	-	-	(11,590)	499,019	499,019	-
Total		9,881,134	(4,920,846)	4,960,288	3,211,304	778,379	(1,259,375)	(15,426)	7,675,170	13,398,701	(5,723,531)

(1)	Right of Use (“RoU”).
(2)	Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.
(3)	On December 31, 2022, the balance of spare parts is granted as a guarantee to the Senior Secured Notes 2026, as per Note 15.
(4)	On December 31, 2022, 17 engines (19 engines on December 31,2021) Company's engines are granted as a guarantee to the Spare Engine Facility and the Loan Facility, according to Note 15.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

14.	Intangible assets

The breakdown of and changes in intangible assets are as follows:

	Weighted average rate (p.a.)	2021						2022
		Historical cost	Accumulated amortization	Net opening balance	Additions	Amortization	Write-offs and transfers	Net ending balance	Historical cost	Accumulated amortization
Goodwill	-	542,302	-	542,302	-	-	-	542,302	542,302	-
Slots	-	1,038,900	-	1,038,900	-	-	-	1,038,900	1,038,900	-
Softwares	26.41%	508,650	(268,476)	240,174	119,462	(77,651)	(198)	281,787	554,939	(273,152)
Others	20.00%	10,000	(8,167)	1,833	-	(1,833)	-	-	10,000	(10,000)
Total		2,099,852	(276,643)	1,823,209	119,462	(79,484)	(198)	1,862,989	2,146,141	(283,152)

	Weighted Average Rate (p.a.)	2020						2021
		Historical cost	Accumulated amortization	Net opening balance	Additions	Amortization	Write-offs and transfers	Net ending balance	Historical cost	Accumulated amortization
Goodwill	-	542,302	-	542,302	-	-	-	542,302	542,302	-
Slots	-	1,038,900	-	1,038,900	-	-	-	1,038,900	1,038,900	-
Softwares	38.28%	507,734	(345,661)	162,073	152,584	(74,438)	(45)	240,174	508,650	(268,476)
Others	20.00%	10,000	(6,167)	3,833	-	(2,000)	-	1,833	10,000	(8,167)
Total		2,098,936	(351,828)	1,747,108	152,584	(76,438)	(45)	1,823,209	2,099,852	(276,643)

The balances of goodwill and airport operating rights (slots) were tested for impairment on December 31, 2022 and 2021, through the discounted cash flow for each cash-generating unit, giving rise to the value in use, not resulting in impairment.

To establish the book value of each CGU, the Company considers not only the recorded intangible assets but also all tangible assets necessary for conducting business, as it is only through the use of this set that the Company will generate economic benefits.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The Company operates a single cash generating unit, considering that the revenue depends on different assets that cannot be evaluated in isolation for measuring the value in use. The following tables show the sensitivity of the variation of the result of the value in use calculated for comparison with the book value:

Air transportation	2022	2021
Book value	3,803,774	3,544,950
Value in use	34,224,861	36,535,754

Discount rate	15.79%	14.84%
Perpetuity growth rate	3.37%	3.18%

Sensitivity test
10% variation
Value in use	28,513,408	30,481,528
Amendment of the value in use	(5,711,453)	(6,054,226)

25% variation
Value in use	21,713,858	23,706,460
Amendment of the value in use	(12,511,003)	(12,829,294)

The results obtained were compared with the book value of the cash-generating unit, and, as a result, the Company did not recognize losses in relation to the impairment of it CGU. No impairment loss has been recorded to date.

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

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

15.	Loans and financing

The breakdown of and changes in short and long-term loans and financing are as follows:

			2021										2022
	Maturity	Interest rate p.a.	Current	Non-current	Total	Funding	Unrealized gain (loss) from ESN	Payments	Interest incurred	Interest paid	Exchange rate change	Amortization of costs and Goodwill	Total	Current	Non-current
Domestic currency contracts
Debentures (a)	10/2024	18.76%	109,519	1,055,249	1,164,768	-	-	(82,574)	187,332	(211,713)	-	14,206	1,072,019	640,046	431,973
Working capital – Lines of credit (b)	10/2025	18.84%	48,239	9,757	57,996	110,000	-	(51,383)	10,447	(11,279)	-	-	115,781	76,710	39,071

Foreign currency contracts
Financing with Ex-lm Bank (e)	10/2022	3.56%	99,396	-	99,396	-	-	(91,231)	1,415	(988)	(9,931)	1,339	-	-	-
Import financing (d)	03/2023	11.59%	138,034	-	138,034	-	-	(51,889)	8,780	(8,669)	(9,063)	-	77,193	77,193	-
ESN 2024 (f)	07/2024	3.75%	40,764	1,947,463	1,988,227	-	(132,626)	-	207,028	(84,037)	(128,292)	7,129	1,857,429	38,114	1,819,315
Spare engine facility (g)	09/2024	6.00%	24,651	125,106	149,757	-	-	(17,321)	4,848	(3,478)	(9,860)	282	124,228	30,265	93,963
Senior notes 2025 (h)	01/2025	7.00%	105,797	3,598,981	3,704,778	-	-	-	234,900	(239,917)	(237,683)	9,194	3,471,272	98,919	3,372,353
Senior secured notes 2026 (i)	06/2026	8.00%	-	3,451,977	3,451,977	-	-	-	268,457	(271,848)	(232,429)	56,072	3,272,229	-	3,272,229
Secured amortizing notes 2026 (j)	06/2026	4.76%	-	-	-	1,003,279	-	-	-	-	-	-	1,003,279	121,111	882,168
Loan facility (k)	03/2028	7.11%	50,471	218,040	268,511	-	-	(79,366)	11,372	(10,944)	(17,964)	255	171,864	27,682	144,182
Perpetual bonds (l)	-	8.75%	17,743	858,843	876,586	-	-	-	69,533	(69,778)	(56,744)	-	819,597	16,589	803,008
Total			634,614	11,265,416	11,900,030	1,113,279	(132,626)	(373,764)	1,004,112	(912,651)	(701,966)	88,477	11,984,891	1,126,629	10,858,262

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

			2020										2021
	Maturity	Interest rate p.a.	Current	Non-current	Total	Funding	Unrealized gain (loss) from ESN	Payments	Interest incurred	Interest paid	Exchange rate change	Amortization of costs and Goodwill	Total	Current	Non-current
Domestic currency contracts
Debentures (a)	10/2024	14.06%	440,918	146,170	587,088	574,572	-	(28,333)	60,174	(36,048)	-	7,315	1,164,768	109,519	1,055,249
Working capital (b)	10/2025	15.47%	239,615	17,275	256,890	40,000	-	(237,588)	17,964	(19,270)	-	-	57,996	48,239	9,757

Foreign currency contracts
Guaranteed funding (c)	06/2021	9.50%	484,113	-	484,113	-	-	(499,663)	17,000	(17,745)	16,295	-	-	-	-
Import financing (d)	07/2022	7.77%	783,659	-	783,659	-	-	(699,899)	27,701	(32,451)	59,024	-	138,034	138,034	-
Financing with Ex-lm Bank collateral (e)	12/2022	2.73%	194,786	49,958	244,744	-	-	(157,641)	2,653	(2,904)	8,132	4,412	99,396	99,396	-
ESN 2024 (1) (f)	07/2024	3.75%	37,960	1,896,854	1,934,814	-	(186,804)	-	200,401	(84,449)	123,690	575	1,988,227	40,764	1,947,463
Spare engine facility (g)	09/2024	2.44%	22,771	197,009	219,780	-	-	(86,020)	5,447	(5,374)	15,642	282	149,757	24,651	125,106
Senior secured notes 2025 (h)	01/2025	7.00%	98,521	3,340,316	3,438,837	-	-	-	245,419	(241,093)	252,421	9,194	3,704,778	105,797	3,598,981
Senior secured notes 2026 (i)	06/2026	8.00%	1,848	953,802	955,650	2,267,646	-	-	184,034	(184,906)	201,439	28,114	3,451,977	-	3,451,977
Loan facility (k)	03/2028	4.11%	32,566	233,135	265,701	-	-	(22,701)	12,559	(7,584)	20,281	255	268,511	50,471	218,040
Perpetual bonds (2) (l)	-	8.75%	16,522	789,168	805,690	10,952	-	-	72,592	(72,585)	59,937	-	876,586	17,743	858,843
Total			2,353,279	7,623,687	9,976,966	2,893,170	(186,804)	(1,731,845)	845,944	(704,409)	756,861	50,147	11,900,030	634,614	11,265,416
(1)	Exchangeable Senior Notes see Note 30.2.
(2)	On December 31, 2020, includes the removal of related parties, considering the securities issued by Gol Finance, held by GLA, totaling R$10,609. These securities were resold, so there is no elimination in the fiscal year ended December 31, 2021.

(a)	The debentures total R$1.2 billion, considering the following issues: (i) 7th issue: 88,750 bonds by the subsidiary GLA in October 2018, for the early full settlement of the 6th issue; and (ii) 8th issue: 610,217 bonds by the subsidiary GLA in October 2021 to refinance short-term debt. Both issues have an interest rate of CDI+4.5% p.a. The debentures have personal guarantees from the Company and a real guarantee provided by GLA as a fiduciary assignment of certain credit card receivables, preserving the rights to prepay the receivables of these guarantees.
(b)	Issuing transactions that have as purpose maintaining and managing the Company’s working capital.
(c)	Backed financing raised by the subsidiary Gol Finance in August 2020, from Delta Airlines, backed through Smiles shares and other assets, fully settled in 2021.
(d)	Credit lines with private banks used to finance the import of spare parts and aeronautical equipment. The interest rates negotiated are Libor 6m + 7.50% p.a.
(e)	Financing to carry out engine maintenance services with Ex-Im Bank guarantee, including 4 operations, 3 with maturities in 2021, duly liquidated, and 1 with maturity in 2022, fully settled in August 2022.
(f)	Issuance of Exchangeable Senior Notes (“ESN”), by the subsidiary Gol Finance, in March, April and July 2019, totaling US$425 million due in 2024, with holders entitled to exchange them for the Company’s American Depositary Shares ("ADSs").
(g)	Loan backed by the Company's own engines, with maturity in 2024.
(h)	Issuance of Senior Notes 2025 by the subsidiary Gol Finance in December 2017 and February 2018 to buyback Senior Notes and for overall purposes of the Company.
(i)	Issuance of Secured Senior Notes 2026 by the subsidiary Gol Finance in December 2020, May and September 2021, totaling US$650 million due in 2026.
(j)	Issuance of Secured Amortizing Notes by the subsidiary Gol Finance, in December 2022 in the total amount of US$196 million, with maturity in 2026, see explanatory note 1.9.
(k)	Loans with a guarantee totaling 5 engines, carried out in 2017 and 2020. The contracted rates vary between Libor 1m + 2.35% p.a. up to Libor 1m + 4.40% p.a.
(l)	Issuance of Perpetual Notes by the subsidiary Gol Finance in April 2006 to finance the aircraft’s acquisition.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

On December 31, 2022 total loans and financing of the consolidated included funding costs and premiums totaling R$178,706 (R$250,393 on December 31, 2021) that will be amortized over the life of their loans and financing. The total also includes the fair value of the derivative financial instrument, referring to the convertibility of the ESN, totaling R$17,753 on December 31, 2022 (R$162,568 on December 31, 2021).

15.1.	New funding and renegotiations during the year ended on December 31, 2022

The renegotiations detailed below were evaluated under IFRS 9 - “Financial Instruments” and did not meet the definitions to derecognize the liabilities (with the original financial liability and recognition of a new financial liability).

15.1.1.	Debentures

15.1.1.1 7th e 8th issue

During the year ended December 31, 2022, General Debenture Holders' Meetings were held and resolved:

•	The postponement of the payment of the mandatory extraordinary amortization installment from October 13, 2022, to February 27, 2023; and
•	The postponement of the payment current amortization installments, in addition to the mandatory guarantee composition, from November 27, 2022, to December 12, 2022 and from December 27, 2022, to January 15, 2023.

15.1.2.	Working capital – Lines of credit

During the year ended December 31, 2022 the Company, through its subsidiary GLA, negotiated new agreements of this type. These operations, whose characteristics are presented below, have the objective to help maintaining and managing the Company's working capital.

Operation	Amount	Interest
date	(In Thousand of R$)	rate (p.a.)	Maturity
08/31/2022	70,000	CDI + 4.70%	02/29/2024
09/20/2022	40,000	18.53%	09/20/2024
Total	110,000

15.1.3.	Financing with Ex-Im Bank collateral

In the year ended December 31, 2022, GLA also renegotiated the due dates of these agreements, impacting the interest rate, disclosed in the table above. All contracts of this modality were settled during the year ended December 31, 2022.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

15.1.4.	Import financing

In the year ended December 31, 2022, the Company, through its subsidiary GLA, renegotiated the impact of maturities of these agreements, impacting the interest rate, disclosed in table above, and keeping promissory notes as collateral for the transactions, which are part of a credit line maintained by GLA for engine maintenance, import financing in order to purchase spare parts and aircraft equipment.

15.1.5.	Senior Secured amortizing notes

As described in note 1.9, on December 30, 2022 the Company issued Senior Secured Amortizing Notes and Subordinated Secured Amortizing Notes.

Serie	Principal		Costs and premiums		Interest	Date -
	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)	rate (p.a.)	maturity
A	125,700	655,865	3,124	16,303	5.00%	June 30, 2026
B	70,078	365,645	370	1,928	3.00%	June 30, 2025
Total	195,778	1,021,510	3,494	18,231

15.2.	Loans and financing – Non-current

On December 31, 2022, the maturities of loans and financing recorded in non-current liabilities were as follows:

	2024	2025	2026	2027	2027 onwards	Without maturity date	Total
In domestic currency
Debentures	431,973	-	-	-	-	-	431,973
Working capital – Lines of credit	36,988	2,083	-	-	-	-	39,071
In foreign currency
ESN 2024	1,819,315	-	-	-	-	-	1,819,315
Spare engine facility	93,963	-	-	-	-	-	93,963
Senior notes 2025	-	3,372,353	-	-	-	-	3,372,353
Senior secured notes 2026	-	-	3,272,229	-	-	-	3,272,229
Secured amortizing notes	407,395	343,600	131,173	-	-	-	882,168
Loan facility	23,583	24,177	66,260	4,568	25,594	-	144,182
Perpetual bonds	-	-	-	-	-	803,008	803,008
Total	2,813,217	3,742,213	3,469,662	4,568	25,594	803,008	10,858,262

15.3.	Fair value

The fair value of loans and financing as of December 31, 2022, is as follows:

	Book value (*)	Fair value
Debentures	1,072,019	1,090,976
ESN 2024	1,857,429	1,105,629
Senior notes 2025	3,471,272	1,608,715
Senior secured notes 2026	3,272,229	2,027,204
Secured amortizing notes	1,003,279	1,021,510
Perpetual bonds	819,597	345,695
Other loans and financing	489,066	489,066
Total	11,984,891	7,688,795
(*)	Total net of funding costs.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

15.4.	Covenants

The Company has covenants in the Debentures, Senior Secured Notes 2026 and Secured Amortizing Notes.

On December 9, 2022, in a General Meeting of Debenture Holders, a prior waiver was granted in relation to the non-compliance, by the Issuer, of the financial ratio Net Debt / EBITDA to be calculated based on the financial statements for December 31, 2022. The other financial ratios met the contractual conditions for December 31, 2022.

Within the scope of the Senior Secured Notes 2026, the Company complies with guarantee conditions linked to inventory parts (biannual) and intellectual property of the Company (annual). On December 31, 2022, the Company had GLA’s parts and equipment guaranteed linked to this agreement meeting the contractual conditions.

In the operation of the Senior Secured Amortizing Notes, the Company is required to comply with guarantee conditions related to receivables on a quarterly basis. As of December 31, 2022, the Company had receivables from GLA as collateral for this agreement that met the contractual conditions.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

16.	Leases

On December 31, 2022, the balance of leases payable includes: (i) R$15,670 relating to variable payments, not included in the measurement of liabilities, and short-term leases (R$28,440 on December 31, 2021), which fall under the exemption provided for in IFRS 16; and (ii) R$11,191,289 referring to the present value on this date of future lease payments (R$10,734,544 on December 31, 2021).

The breakdown and changes in the present value of future lease payments are shown below:

	Weighted average rate (p.a.)	2021											2022
		Current	Non-current	Total	Additions	Write-offs	Contractual amendment	Payments	Clearing with Deposits and other assets	Interest incurred	Interest paid	Exchange rate change	Total	Current	Non-current
Agreements in local currency
With purchase option	17.47%	-	-	-	10,308	-	-	(1,959)	-	505	(505)	-	8,349	5,036	3,313
Without purchase option	10.52%	29,456	8,552	38,008	171,084	(242)	54,720	(38,257)	-	33,248	-	-	258,561	37,219	221,342
Agreements in foreign currency
With purchase option	7.24%	-	-	-	1,552,433	-	-	(178,415)	-	64,821	(57,852)	10,095	1,391,082	133,884	1,257,198
Without purchase option	11.75%	1,999,791	8,696,745	10,696,536	1,334,588	2,328	(363,625)	(2,600,276)	(23,707)	1,218,045	-	(730,592)	9,533,297	1,756,449	7,776,848
Total	2,029,247		8,705,297	10,734,544	3,068,413	2,086	(308,905)	(2,818,907)	(23,707)	1,316,619	(58,357)	(720,497)	11,191,289	1,932,588	9,258,701

	Weighted Average Rate (p.a.)	2020									2021
		Current	Non-current	Total	Additions	Contractual Amendment	Payments	Clearing with Deposits and other assets	Interest incurred	Exchange rate change	Total	Current	Non-current
Agreements in local currency
Without purchase option	11.56%	32,530	14,985	47,515	1,218	1,512	(17,596)	-	5,359	-	38,008	29,456	8,552
Agreements in foreign currency
Without purchase option	10.00%	1,268,226	6,252,199	7,520,425	2,503,750	749,166	(1,431,689)	(37,565)	875,267	517,182	10,696,536	1,999,791	8,696,745
Total		1,300,756	6,267,184	7,567,940	2,504,968	750,678	(1,449,285)	(37,565)	880,626	517,182	10,734,544	2,029,247	8,705,297

In the fiscal year ended December 31, 2022, the Company recognized R$48,289 directly in the cost of services, related to short-term leases and variable payments.

In the context of the operations disclosed in Note 1.6, the subleasing of cargo aircraft dedicated to Mercado Livre resulted in the recognition of revenue in 2022 in the amount of R$6,663.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The future payments of leases liabilities agreements are detailed as follows:

	2022	2021
2022	-	2,977,345
2023	3,059,448	2,370,391
2024	2,325,227	1,970,832
2025	2,055,173	1,673,635
2026	1,798,293	1,360,011
2027	1,624,277	1,005,917
2027 onwards	5,974,709	3,604,718
Total minimum lease payments	16,837,127	14,962,849
Less total interest	(5,630,167)	(4,199,865)
Present value of minimum lease payments	11,206,960	10,762,984
Less current portion	(1,948,259)	(2,057,687)
Non-current portion	9,258,701	8,705,297

16.1.	Sale-leaseback transactions

During the fiscal year ended December 31, 2022, the Company recorded a net gain of R$140,368 from 10 sale-leaseback transactions (8 aircrafts and 2 engines), recorded in the statement of operations in the group of “Other income (expenses), net” (R$5,913 from 1 aircraft and 2 engines sale-leaseback transactions during the year ended December 31, 2021).

17.	Suppliers

	2022	2021
Local currency	1,858,820	1,401,093
Foreign currency	461,134	497,877
Total	2,319,954	1,898,970

Current	2,274,503	1,820,056
Non-current	45,451	78,914

18.	Suppliers - factoring

The Company has contracts that allow suppliers to receive rights in advance from a financial institution. These operations do not imply any changes to the securities issued by their suppliers, and the original trading conditions, including maturity and value, are maintained. On December 31, 2022, the amount recorded under current liabilities from factoring operations reached R$29,941 (R$22,733 on December 31, 2021).

19.	Taxes payable

	2022	2021
PIS and COFINS	91,316	71,515
Installment payments (a)	341,756	34,213
Withholding income tax on salaries	54,364	32,940
IRPJ and CSLL payable	22,125	366
Other	14,362	7,416
Total	523,923	146,450

Current	258,811	122,036
Non-current	265,112	24,414
(a)	In the year ended December 31, 2022, the Company carried out two accessions to the simplified federal tax installment plan of PIS and COFINS, both with a maturity period of 5 years.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

20.	Advance ticket sales

On December 31, 2022, the balance of advance from ticket sales classified in current liabilities was R$3,502,556 (R$2,670,469 on December 31, 2021) and is represented by 8,828,006 tickets sold and not yet used (7,004,554 on December 31, 2021) with an average use of 56 days (126 days on December 31, 2021).

Balances of advance from ticket sales are shown net of breakage corresponding to R$232,752 on December 31, 2022 (R$226,905 on December 31, 2021).

On December 31, 2022, the Company has reimbursements to pay for advance air tickets totaling R$48,566 (R$369,638 on December 31, 2021), recorded as Other liabilities in current liabilities.

21.	Mileage program

	2022	2021
Mileage program	2,533,410	2,097,432
Breakage	(664,106)	(480,301)
Total	1,869,304	1,617,131

Current	1,576,849	1,298,782
Non-current	292,455	318,349

Breakage consists of the estimate of miles with a high potential to expire without being used. IFRS 15 – “Revenue from Contract with Customers” provides for the recognition of revenue by the estimate (breakage) over the contractual period, therefore, before the miles are redeemed, given that this is not expected before expiration.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

22.	Provisions

	Post-employment benefits	Aircraft and engine return	Legal proceedings (a)	Total
Balances on December 31, 2020	99,549	1,030,915	392,432	1,522,896
Constitution (Reversal) of provision	9,581	1,799,280	659,806	2,468,667
Provisions used	(9)	(288,531)	(218,618)	(507,158)
Amendment of assumptions	(32,562)	-	-	(32,562)
Plan experience	(8,962)	-	-	(8,962)
Present value adjustment	7,842	57,976	-	65,818
Exchange rate and monetary variation	-	80,193	(1,570)	78,623
Balances on December 31, 2021	75,439	2,679,833	832,050	3,587,322
Constitution (Reversal) of provision	12,562	35,450	296,524	344,536
Provisions used	(97)	(166,816)	(315,731)	(482,644)
Amendment of assumptions	(28,290)	-	-	(28,290)
Plan experience	45,806	-	-	45,806
Present value adjustment	7,977	231,800	-	239,777
Exchange rate change	-	(179,072)	2,368	(176,704)
Balances on December 31, 2022	113,397	2,601,195	815,211	3,529,803

On December 31, 2022
Current	`-	634,820	-	634,820
Non-current	113,397	1,966,375	815,211	2,894,983
Total	113,397	2,601,195	815,211	3,529,803

On December 31, 2021
Current	-	477,324	-	477,324
Non-current	75,439	2,202,509	832,050	3,109,998
Total	75,439	2,679,833	832,050	3,587,322
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.

22.1.	Provisions for post-employment benefits

The Company offers to its employees health care plans that, due to complying with current laws, generate obligations with post-employment benefits.

During the fiscal year ended December 31, 2022 the Company recognized an experience loss due to an increase in GOL's subsidy to assets and higher than expected increase in medical costs in 2022, according to actuarial hypotheses. The amounts referring to the change in the discount rate and experience of the plan were accounted for in other comprehensive income (expenses).

The actuarial assumptions applied when measuring the post-employment benefit are presented below:

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

Actuarial assumptions	2022	2021
Weighted average of assumptions to determine the defined benefit obligation
Nominal discount rate p.a.	11.62%	10.59%
Actual discount rate p.a.	5.97%	5.30%
Long-term estimated inflation rate p.a.	5.33%	5.02%
HCCTR - Nominal medical inflation rate p.a.	8.75%	8.43%
HCCTR - Actual medical inflation rate p.a.	3.25%	3.25%
Mortality table	AT-2000 loosened by 10%	AT-2000 loosened by 10%
Weighted Average of Assumptions to Determine the Cost (revenue) of the Defined Benefit
Nominal discount rate	10.59%	7.88%
Actual discount rate p.a.	5.97%	5.30%
Long-term estimated inflation rate	5.02%	3.50%
HCCTR - Nominal medical inflation rate p.a.	8.43%	6.86%
HCCTR - Actual medical inflation rate p.a.	3.25%	3.25%
Mortality table	AT-2000 loosened by 10%	AT-2000 loosened by 10%

22.2.	Provision for aircraft and engine return

Such provision considers the costs that meet the contractual conditions to return aircraft and engines leased with no purchase rights, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease agreements. The initial recognition is under property, plant & equipment, as “Aircraft and engine improvements”.

The Company also has a provision to return aircraft and engines as compensation for the service costs, considering the current conditions of the aircraft and engines and the forecast of use until the actual return. These provisions are measured at present value and will be disbursed until the aircraft and engines redelivery.

22.3.	Provision for legal proceedings

On December 31, 2022, the Company and its subsidiaries are involved in certain legal matters arising from the regular course of their business, which include civil, administrative, tax, social security, and labor lawsuits.

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings, as shown below:

	Probable loss		Possible loss
	2022	2021	2022	2021
Civil	165,475	188,500	74,212	55,193
Labor	425,711	475,191	137,245	102,216
Tax	224,025	168,359	1,247,288	701,556
Total	815,211	832,050	1,458,745	858,965

Provisions are reviewed based on the evolution of lawsuits and the history of losses through the best current estimate. The variation presented in the year refers, substantially, to the change in the loss prognosis of the contingencies.

Within the scope of tax lawsuits, the Company discusses the non-application of the additional 1% rate of COFINS on imports of aircraft, parts, and components, totaling R$160,424 (R$145,986 on December 31, 2021). In the fiscal year ended December 31, 2022, given the decisions by the Superior Courts considering the legality of charging an additional rate on imports carried out by airlines, the Company reassessed the loss prognosis, reclassifying from possible loss to probable loss of the related debts.

The Company is discussing the non-incidence of social security contributions on the constitutional third of vacations, in light of an unfavorable decision for GOL issued by the TRF of the 1st Region and, furthermore, the position of the Superior Courts on the matter, the Company reassessed the loss planning, which resulted in the risk classification of related deaths.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The tax lawsuits presented below were assessed by Management and legal counsel as relevant and with possible risk on December 31, 2022:

•	Tax on Services of Any Nature (ISS), amounting to R$34,265 (R$29,812 on December 31, 2021) from Tax Notices issued by the City of São Paulo against the Company, from January 2007 to December 2010, referring to a possible incidence of ISS on agreements signed with partners. The classification as possible risk arises from the fact that the matters under discussion are interpretative and involve discussions on factual and probative matters. In addition, there is no final positioning of the Superior Courts.

•	Customs fine totaling R$71,888 (R$68,917 on December 31, 2021) related to the Infraction Notices drawn up against the Company for an alleged non-compliance with customs rules related to temporary aircraft importation processes. The classification as possible risk is due to no final decision from the Higher Courts on the matter.

•	Goodwill BSSF Air Holdings (“BSSF”), totaling R$69,932 (R$66,757 on December 31, 2021) from the Infraction Notice filed due to the deductibility of goodwill allocated as future profitability. The classification as possible risk is due to no final decision from the Higher Courts.

•	In 2018, the merged company Smiles received a Tax Notice for the fiscal years 2014 and 2015, due to: (i) the deductibility of the goodwill allocated as future profitability after the merger of GA Smiles by Smiles S.A. on December 31, 2013 and (ii) the deductibility of the financial expenses of the debentures issued in June 2014. The balance of R$141,454 on December 31, 2022 (R$130,132 on December 31, 2021) was assessed by the Management and legal counsel as a possible risk, with defense arguments in the administrative appeal.

•	During the fiscal year ended December 31, 2021, the merged Smiles received a Tax Notice for 2016 and 2017, due to the deductibility of the goodwill allocated as future profitability after the merger of GA Smiles by Smiles S.A. on December 31, 2013. The balance of R$61,031 on December 31, 2022 (R$55,428 on December 31, 2021) was assessed by Management and legal counsel as a possible risk, with defense arguments in the administrative appeal.

•         Also in 2021, the Brazilian Federal Revenue Service filed administrative proceedings against the Company due to not approving offsetting social security contribution credits from August 2018 to November 2020. The balance of R$122,901 on December 31, 2022 (R$110,915 on December 31, 2021) was assessed by Management and legal counsel as a possible risk, with defense arguments in the administrative appeal.

•         During the year ended December 31, 2022, Gol, as Smiles' successor, received a Notice of Infraction related to the years from 2017 to 2019 issued due to: (i) deductibility of goodwill allocated as future profitability after the merger process of GA Smiles on December 31, 2013 and (ii) offsetting of Webjet's tax loss. The amount of R$534,659 as of December 31, 2022 was assessed by Management and legal advisors as possible risk, since there are defense arguments in the administrative appeal.

There are other tax lawsuits assessed by Management and legal counsel as a possible risk, totaling R$211,157 (R$148,879 on December 31, 2021) which, added to the above lawsuits, total R$1,247,287 on December 31, 2022 (R$701,556 on December 31, 2021).

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

During the year ended December 31, 2022, the Company had a change in the estimated probability of loss from possible to remote related to the GLA goodwill lawsuit (arising from the acquisition of the former VRG) in the amount of R$96,490 (R$90,716 at December 31, 2021) arising from a Tax Assessment Notice issued due to the deductibility of goodwill allocated as future profitability. In the year ended December 31, 2022, the Superior Chamber of Tax Appeals issued a decision favorable to the Company, recognizing the deductibility of the goodwill amortization expense generated by the acquisition of the former VRG, which resulted in a change in the estimate.

Civil lawsuits are mainly related to compensation claims in general related to flight delays and cancellations, baggage loss and damage. Labor lawsuits consist, essentially, of issues related to overtime, hazardous duty additional, unhealthy additional, and salary differences.

In September 2020, a class action was filed in the federal courts of New York against the Company and its Management. The plaintiffs claim alleged losses from an alleged misleading disclosure. In March 2022, the New York court ruled that the case should be closed. Therefore, there are no provisions for this matter.

22.3.1.	Active Lawsuits

In 2007, the Company filed an arbitration at the International Court of Arbitration (“ICC”) against the sellers of VRG and its controlling shareholders due to the purchase price adjustment. In January 2011, ICC ruled in GOL’s favor. The procedure to enforce the arbitration decision started at the Cayman Court, jurisdiction of one of the defendants, which ruled in May 2022 in GOL’s favor, confirming that the court decision can be fully enforced. On December 31, 2022, an agreement was signed between the parties, in which GOL is to receive US$42 million for final settlement of the arbitration. As of December 31, 2022, the contingent asset as not been recognized due to certain conditions.

23.	Shareholders’ equity

23.1.	Capital stock

On March 14, April 06 and December 31, 2022, the Company's Board of Directors approved the capital increase in the amount of R$352, R$342 and R$591, with the issuance of 35,673, 40,513 and 165,566 preferred shares, respectively, all registered and without par value, resulting from the exercise of the stock option granted to eligible employees under the Stock Option Plan.

Within the scope of the investment agreement signed between GOL and American Airlines and considering the shareholders who exercised their preemptive rights, on May 20, 2022, the Board of Directors approved a new capital increase with the issuance of 22,230,606 preferred shares registered and without par value, totaling R$948,580 less costs incurred of R$2,319, with R$1.00 (one real) allocated to capital stock and the remainder allocated to the capital reserve.

On December 31, 2022, the Company's share capital was R$4,040,397 (R$4,039,112 on December 31, 2021), represented by 3,200,516,281 shares, with 2,863,682,710 common shares and 336,833,571 preferred shares (3,178,043,923 shares, comprised by 2,863,682,710 common shares and 314,361,213 preferred shares on December 31, 2021). The share capital above is reduced by the costs to issue shares totaling R$157,495 on December 31, 2022 and December 31, 2021.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The Company’s shares are held as follows:

	2022			2021
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
MOBI (1) (2)	100.00%	38.93%	50.87%	100.00%	32.81%	46.69%
American Airlines Inc.	-	6.60%	5.31%	-	-	-
Path Brazil (2)	-	3.22%	2.59%	-	3.45%	2.74%
Others	-	1.41%	1.14%	-	1.54%	1.22%
Market	-	49.84%	40.09%	-	62.20%	49.35%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
(1)	In the context of the exchangeable senior notes, in 2019 MOBI lent up to 14,000,000 ADSs to Bank of America Corporation, which operates the ADS lending facility, in order to facilitate privately negotiated derivatives transactions or other hedging activities related to the exchangeable senior notes. The ADSs will be returned to MOBI upon maturity of the exchangeable senior notes or upon termination of the ADS lending agreement that it entered into.
(2)	It refers to legal entities controlled by the controlling shareholders (Constantino family).

The authorized share capital on December 31, 2022 and December 31, 2021 is R$6 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

23.2.	Treasury shares

On December 31, 2022, the Company had 1,140,940 treasury shares, totaling R$38,910 (1,217,285 shares totaling R$41,514 on December 31, 2021). On December 31, 2022, the closing market price for treasury shares was R$7.34 (R$17.03 on December 31, 2021).

24.	Results per share

Basic earnings per share are calculated by dividing the net income for the year attributed to the Company’s controlling shareholders by the weighted average number of all classes of shares outstanding during the year. Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares.

On December 31, 2022, December 31, 2021 and December 31, 2020, the Company has only one category of potentially dilutive shares (stock option), as described in Note 25. Due to the losses ascertained in the years ended on December 31, 2022, December 31, 2021 and December 31, 2020, these instruments issued by the parent company have no dilutive effect and therefore were not included in the total quantity of outstanding shares to calculate diluted losses per share.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The Company's loss per share was determined as follows:

Schedule of earnings (loss) per share
	2022			2021			2020
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Numerator
Net loss for the year attributed to controlling shareholders	(311,590)	(1,249,883)	(1,561,473)	(1,560,971)	(5,660,567)	(7,221,538)	(1,377,078)	(4,611,050)	(5,988,128)
Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	327,062		2,863,683	295,486		2,863,683	273,967

Basic loss per share	(0.109)	(3.822)		(0.545)	(19.157)		(0.481)	(16.831)
Diluted loss per share	(0.109)	(3.822)		(0.545)	(19.157)		(0.481)	(16.831)

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

25.	Share-based payments

The Company has two additional compensation plans for its executives: the Stock Option Plan ("Option Plan") and the Restricted Share Plan, both aiming to encourage and align the goals of the Company, managers and employees, and mitigate the risks to generate value for the Company from losing its executives, strengthening their commitment and productivity to long-term results.

25.1.	Stock option plan - GOL

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

Schedule of stock options plan
Grant year	Grant date	Total options granted	Number of options outstanding	Exercise price of the option (in Reais)	Fair value at grant date (in Reais)	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2013	May 13, 2013	802,296	27,503	12.76	6.54 (a)	46.91%	2.00%	7.50%	0.2
2014	August 12, 2014	653,130	77,791	11.31	7.98 (b)	52.66%	3.27%	11.00%	1.5
2015	August 11, 2015	1,930,844	47,811	9.35	3.37 (c)	55.57%	5.06%	13.25%	2.5
2016	June 30, 2016	5,742,732	1,230,190	2.62	1.24 (d)	98.20%	6.59%	14.25%	3.4
2017	August 8, 2017	947,767	255,596	8.44	7.91 (e)	80.62%	1.17%	11.25%	4.5
2018	May 24, 2018	718,764	381,597	20.18	12.68 (f)	55.58%	0.60%	6.50%	5.3
2019	October 28, 2019	1,749,223	1,152,512	25.40	12.10 (g)	61.98%	3.17%	9.00%	6.8
2020	July 30, 2020	760,986	496,230	20.57	14.44 (h)	71.37%	0.92%	6.24%	7.5
2021	July 28, 2021	658,189	508,917	21.05	14.44 (h)	74.34%	0.00%	8.85%	8.6
2022	October 26, 2022	4,168,040	3,894,617	10.26	6.23(i)	75.23%	0.00%	12.76%	9.8
Total		18,131,971	8,072,765	13.00					20.65
(a)	Fair value calculated by the average between R$7.34, R$6.58 and R$5.71 for their vesting periods (2013, 2014 and 2015).
(b)	Fair value calculated by the average between R$8.20, R$7.89 and R$7.85 for their vesting periods (2014, 2015 and 2016).
(c)	Fair value calculated by the average between R$3.61, R$3.30 and R$3.19 for their vesting periods (2015, 2016 and 2017).
(d)	Fair value was calculated by the average between R$1.29, R$1.21 and R$1.22 for their vesting periods (2016, 2017 and 2018).
(e)	Fair value calculated by the average between R$8.12, R$7.88 and R$7.72 for their vesting periods (2017, 2018 and 2019).
(f)	Fair value calculated by the average between R$13.26, R$12.67 and R$12.11 for their vesting periods (2018, 2019 and 2020).
(g)	Fair value calculated by the average between R$12.90, R$12.32 and R$11.65 for their vesting periods (2019, 2020 and 2021).
(h)	Fair value calculated by the average between R$15.39, R$14.89, R$14.31 and R$13.64 for their vesting periods (2020, 2021, 2022 and 2023).
(i)	Fair value calculated by the average between R$6.79, R$6.50, R$6.15 and R$5.74 for their vesting periods (2021, 2022, 2023 and 2024).

The price of the Company's share traded on B3 on December 31, 2022 was R$7.34 (R$17.03 on December 31, 2021).

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The movement of stock options during the fiscal year ended December 31, 2022 is shown below:

	Number of stock options	Weighted average exercise price
Options outstanding on December 31, 2020	7,529,612	11.59
Options granted	658,189	21.05
Options exercised	(140,718)	6.96
Options canceled and adjustments in estimated prescribed rights	(614,422)	20.79
Outstanding options on December 31, 2021	7,432,661	12.90
Options granted	4,168,040	10.26
Options exercised	(207,179)	4.52
Options canceled and adjustments in estimated prescribed rights	(3,320,757)	20.78
Outstanding options on December 31, 2022	8,072,765	13.00

Number of options exercisable on:
December 31, 2021	6,407,403	12.62
December 31, 2022	5,166,147	14.64

The expense recognized in income (expenses) for the fiscal year corresponding to the stock option plans for the fiscal year ended December 31, 2022 was R$14,102 (R$11,482 for the fiscal year ended December 31, 2021).

25.2.	Restricted share plan - GOL

The Company's Restricted Share Plan was approved on October 19, 2012 at the Extraordinary Shareholders’ Meeting, and the first grants were approved at a meeting of the Board of Directors in the same year.

The table below shows the plans that have transferable shares on December 31, 2022.

Grant year	Approval date	Total shares granted	Total vested shares	Average price at grant date
2018	May 24, 2018	773,463	-	20.18
2020	July 30, 2020	801,311	742,621	20.57
2021	April 30, 2021	858,068	797,278	21.05
2022	October 26, 2022	637,830	595,988	10.26
Total	December 31, 2022	3,070,672	2,135,887

The movement in the restricted shares for the fiscal year ended December 31, 2022 is as follows:

Total restricted shares
Restricted shares outstanding on December 31, 2020	1,203,483
Shares transferred (*)	(595,976)
Restricted shares granted	858,068
Restricted shares cancelled and adjustments in estimated expired rights	80,675
Restricted shares outstanding on December 31, 2021	1,546,250
Shares transferred	(75,232)
Restricted shares cancelled and adjustments in estimated expired rights	27,039
Restricted shares granted	637,830
Restricted shares outstanding on December 31, 2022	2,135,887
(*)	During the fiscal year ended December 31, 2021, the Company transferred 581,499 shares through equity instruments (treasury shares) and the remainder, equivalent to 14,477 shares, was duly settled.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The expense recognized in income (expenses) for the fiscal year corresponding to the stock option plans for the fiscal year ended December 31, 2022 was R$12,082 (R$9,469 for the fiscal year ended December 31, 2021).

26.	Transactions with related parties

26.1.	Transportation and consulting services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below, which are owned by the Company's main shareholders:

•	Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, effective until March, 2023; and

•	Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, effective until September, 2026.

These contracts were concluded under market conditions, in line with those that prevail in transactions that the Company would contract with third parties. On December 31, 2022, the subsidiary GLA recognized a total expense related to these services of R$6,455 (R$4,712 on December 31, 2021). On the same date, the balance to pay to related companies, under “suppliers”, was of R$737 (R$3,397 on December 31, 2021).

26.2.	Contracts of UATP (“Universal Air Transportation Plan”) to grant credit limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participaçõ S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participaçõ S.A.; Empresa Cruz de Transportes Ltda.; Empresa de Ô á Marrom S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participaçõ S.A.; Limmat Participaçõ S.A.; Quality Bus Comércio de í S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participaçõ S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participaçõ S.A.; and Viação Piracicabana Ltda.; all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment means on the purchase of airfare and related services, seeking to simplify billing and make feasible payment between the participating companies.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The companies indicated above are owned by the Company's main shareholders.

26.3.	Multimodal transport commercial partnership agreement

Company´ subsidiary GLA entered into a commercial partnership agreement with the companies União Transporte, Itamarati Express and Cruz Encomedas (together denominated, “Grupo Comporte”), Tex Transportes and Expresso Luxo, effective for 3 years, the purpose of which is to provide multimodal transport, including road freight transport by the Partners and air transport services provided by GLA. In order to achieve the Agreement, GLA signed a Contract for the provision of multimodal transport services with each of these companies. The parties will be remunerated for the value of the service related to the section operated by each party, through the issuance of the respective CTe, in accordance with the values established in the price tables practiced by each Party.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The companies indicated above are owned by the Company's main shareholders.

26.4.	Commercial partnership agreement – Pagol

During the year ended December 31, 2022, the Company entered into two agreements with the related party Pagol Participaçõ Societárias Ltda (“Pagol”).

The first contract entered into a commercial agreement whereby the Company will disclose the financial products offered by Pagol to its customers, suppliers and employees, with the possibility of receiving a commission income, which will be negotiated between the parties according to the mix of products offered. This Agreement is valid for 10 years and its implementation depends on precedent conditions established in the contract.

Under the commercial agreement, during the year ended December 31, 2022, the Company entered into an agreement for the Intermediation of Credit Assignment Operations, which allows the Company's suppliers to prepay their receivables with Pagol. On December 31, 2022, the subsidiary GLA performed transactions related to these services in the amount of R$3,735 and there were no outstanding balances at the end of the year.

In November, 2022, the Company entered into an agreement to associate Pagol with the Smiles Program, for the acquisition and granting of redemption rights embodied in Smiles miles to its customers, as an incentive to acquire the products/services offered by Pagol. The amount will be paid by Pagol, monthly, corresponding to the miles acquired in the period. This Agreement is valid for 12 (twelve) months from its signature, and the period may be extended by mutual agreement between the Parties.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The company indicated above is owned by Company's main shareholders.

26.5.	Commercial partnership agreement – Comporte

In December, 2022, the Company entered into an agreement with the related party Comporte Participaçõ S.A. (“Comporte”), the purpose of which is the advance sale of Smiles miles for Comporte to offer to its customers directly or indirectly.

The contract established the advance sale of Smiles miles in the amount of R$70,000 (seventy million reais), which were paid in December, 2022. This Agreement is valid for 12 (twelve) months from its signature or when the batch of Smiles Miles acquired runs out, whichever occurs first, the term may be extended by mutual agreement between the Parties. The balance received was recognized as advances from customers in current liabilities.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The companies indicated above are owned by the Company's main shareholders.

26.6.	Commercial partnership agreement – American Airlines

In the year ended December 31, 2022, GOL and American Airlines formalized the agreement to expand their commercial cooperation, with an investment of R$948,320, paid in cash by American Airlines for 22,224,513 preferred shares of the Company. See note 1.4.

26.7.	Compensation of key management personnel

	2022	2021	2020
Salaries, bonus and benefits (*)	48,061	45,014	35,147
Payroll charges	12,760	11,981	13,454
Share-based compensation	19,106	21,798	15,509
Total	79,927	78,793	64,110
(*)	Includes compensation for members of the Management and audit committee.

27.	Revenue

	2022	2021	2020
Passenger transportation (*)	14,621,481	7,119,086	5,958,848
Cargo transportation	530,578	361,648	316,318
Mileage program	546,104	267,344	341,197
Other revenue	84,360	36,866	47,053
Gross revenue	15,782,523	7,784,944	6,663,416

Related tax	(583,798)	(351,560)	(291,599)
Net revenue	15,198,725	7,433,384	6,371,817
(*)	Of the total amount, R$272,807 for the fiscal year ended on December 31, 2022 made up of the revenue from no-show, rescheduling, ticket cancellation (R$210,018 and R$252,730 for the years ended December 31, 2021 and 2020, respectively).

Revenue by geographical location is as follows:

	2022	%	2021	%	2020	%
Domestic	13,411,513	88.2	7,174,373	96.5	5,642,471	88.6
International	1,787,212	11.8	259,011	3.5	729,346	11.4
Net revenue	15,198,725	100.0	7,433,384	100.0	6,371,817	100.0

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

28.	Financial results

	2022	2021	2020
Financial income
Interest on financial investments	90,552	36,982	117,564
Others (a)	25,965	11,812	70,426
Financial income	116,517	48,794	187,990

Financial expenses
Interest and costs on loans and financing	(1,063,118)	(896,091)	(727,318)
Interest on leases	(1,316,619)	(880,626)	(818,529)
Interest on the provision for aircraft return	(231,800)	(57,976)	(67,609)
Commissions, bank charges and interest on other operations (c)	(589,002)	(318,570)	(229,024)
Others	(316,345)	(47,782)	(108,631)
Financial expenses	(3,516,884)	(2,201,045)	(1,951,111)

Derivative financial instruments
Conversion right and derivatives - ESN (b)	42,025	200,267	300,266
Other derivative financial instruments	(44,651)	(1,515)	(374,047)
Derivative financial instruments	(2,626)	198,752	(73,781)

Monetary and foreign exchange rate variation, net	1,328,204	(1,588,133)	(3,028,547)

Total	(2,074,789)	(3,541,632)	(4,865,449)
(a)	For the fiscal year ended on December 31, 2022, the amount of R$16,852, refer to PIS and COFINS levied on financial revenues earned, as per Decree 8426 of April 1, 2015 (R$16,791 and 38,533 for the years ended December 31, 2021 and 2020, respectively).
(b)	See Note 30.2 (ESN and Capped call).
(c)	The increase in these expenses in the period is substantially linked to interest on prepayment of receivables in line with sales growth.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

29.	Commitments

29.1.	Aircraft purchase commitment

On December 31, 2022, the Company had 91 firm orders (103 on December 31, 2021) for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders in the current period considers an estimate of contractual discounts, and corresponds to around R$20,574,804 (R$21,947,804 on December 31, 2021) corresponding to US$3,943,271 on December 31, 2022 (US$3,932,946 on December 31, 2021) and are segregated as follows:

	2022	2021
2022	-	2,805,899
2023	4,234,480	3,384,587
2024	5,847,873	6,101,396
2025	6,970,535	6,428,138
2026	3,521,916	3,227,784
Total	20,574,804	21,947,804

Of the total commitments presented above, the Company should disburse the amount of R$7,170,725 (corresponding to US$1,374,308 on December 31, 2022) as advances for aircraft acquisition, according to the financial flow below:

	2022	2021
2022	-	248,109
2023	1,642,175	1,174,768
2024	1,990,773	2,145,764
2025	2,355,513	2,279,227
2026	1,182,264	1,141,513
Total	7,170,725	6,989,381

29.2.	Fuel purchase commitment

The Company has a commitment to purchase aircraft fuel at a fixed price in the future for use in its operations. As of December 31, 2022, the purchase commitments total R$860,442 until December 31, 2023.

30.	Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk, credit risk and liquidity risk. These risks can be mitigated by using of anticipated fuel purchase transactions with the distributor ("fixed price contract") and swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

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

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

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

30.1.	Accounting classifications of financial instruments

The accounting classifications of the Company’s financial instruments on December 31, 2022 and December 31, 2021 are as follows:

	Measured at fair value through profit or loss		Amortized cost
	2022	2021	2022	2021
Assets
Cash and bank deposits	168,994	116,123	-	-
Cash equivalents	41	370,135	-	-
Financial investments	423,418	373,689	-	-
Trade receivables	-	-	887,734	850,683
Derivative assets	29,256	114,060	-	-
Deposits (a)	-	-	2,068,593	1,373,109
Other credits and amounts	-	-	232,633	189,017

Liabilities
Loans and financing (b)	17,753	162,568	11,967,138	11,737,462
Leases	-	-	11,206,959	10,762,984
Suppliers	-	-	2,319,954	1,898,970
Suppliers - factoring		-	29,941	22,733
Derivative liabilities	536	-	-	-
Other liabilities	-	-	692,171	1,023,700
(a)	Excludes court deposits, as described in Note 9.
(b)	The amounts on December 31, 2022 and December 31, 2021, classified as measured at fair value through profit or loss, are related to the derivative contracted through Exchange Senior Notes.

In the fiscal year ended December 31, 2022, there was no change in the classification between categories of the financial instruments.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

30.2.	Derivative and non-derivative financial instruments

The Company's derivative financial instruments were recognized as follows in the balance sheet:

	Derivatives					Non-derivative
	Fuel	Interest rate	Foreign curency rate	Capped call	ESN	Revenue hedge	Total
Fair value changes
Rights (obligations) with derivatives on December 31, 2020	34,166	-	1,683	87,663	(346,030)	-	(222,518)
Gains (losses) recognized in income (expenses)	-	-	635	19,507	183,462	-	203,604
Gains recognized in equity valuation adjustments	98,821	-	-	-	-	-	98,821
Settlements (payments) during the year	(126,097)	-	(2,318)	-	-	-	(128,415)
Rights (obligations) with derivatives on December 31, 2021	6,890	-	-	107,170	(162,568)	-	(48,508)
Gains (losses) recognized in income (expenses)	-	(688)	417	(100,168)	144,815	-	44,376
Gains recognized in equity valuation adjustment	(38,100)	-	-	-	-	-	(38,100)
Settlements (payments) during the year	53,465	152	(417)	-	-	-	53,200
Rights (obligations) with derivatives on December 31, 2022	22,255	(536)	-	7,002	(17,753)	-	10,968
Derivative assets – Current	9,248	-	-	7,002	-	-	16,250
Derivative assets – Non-current	13,006	-	-	-	-	-	13,006
Loans and financing	-	-	-	-	(17,753)	-	(17,753)
Derivative liabilities – Current	-	(519)	-	-	-	-	(519)
Derivative liabilities – Non-Current	-	(17)	-	-	-	-	(17)

Changes in the equity valuation adjustments
Balances on December 31, 2020	(164,789)	(303,207)	-	-	-	(843,080)	(1,311,076)
Fair value adjustments during the year	98,821	-	-	-	-		98,821
Adjustments of hedge accounting of revenue	-	-	-	-	-	222,873	222,873
Net reversals to income (expenses)	56,740	6,378	-	-	-	7,463	70,581
Balance on December 31, 2021	(9,228)	(296,829)	-	-	-	(612,744)	(918,801)
Fair value adjustments during the year	(38,100)	-	-	-	-		(38,100)
Adjustments of hedge accounting of revenue		-	-	-	-	175,675	175,675
Net reversal to income (expenses)	47,328	6,280	-	-	-	114,265	167,873
Balances on December 31, 2022	-	(290,549)	-	-	-	(322,804)	(613,353)

Effects on income (expenses)	(47,328)	(6,968)	417	(100,168)	144,815	(289,940)	(299,172)
Revenue	-	-	-	-	-	(119,180)	(119,180)
Aircraft fuel	(9,228)	-	-	-	-	-	(9,228)
Derivative financial instruments	(38,100)	(6,968)	417	(90,601)	132,626	-	(2,626)
Monetary and foreign exchange rate variation, net	-	-	-	(9,567)	12,189	(170,760)	(168,138)

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per IFRS 9 – “Financial Instruments”.

On December 31, 2022, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates), and for aeronautical fuel protection and future revenue in U.S. Dollars.

Cash flow hedges are scheduled for realization and, therefore, reclassification to expense according to the following periods:

	2023	2024	2025	2026	2027	2027 onwards	Total
Interest rate	(20,397)	(34,691)	(36,490)	(36,317)	(35,661)	(126,993)	(290,549)
Revenue hedge	(199,933)	(122,871)	-	-	-	-	(322,804)
Total	(220,330)	(157,562)	(36,490)	(36,317)	(35,661)	(126,993)	(613,353)

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

30.3.	Market risks

Market risk is represented by the risk of fluctuations in the fair value of a financial instrument’s future cash flows due to variations in the market prices. The main market prices with an impact on the Company are: fuel price, exchange rate and interest rate.

The sensitivity analysis of financial instruments was prepared with the purpose to estimate the impact on profit (loss) before taxes and shareholders’ equity on: open derivatives position, currency exposure and interest rates on December 31, 2022 for the market risks considered relevant by the Company's management.

In the probable scenario, in the Company's assessment, the maintenance of market levels was considered, so that there are no impacts on profit (loss) before taxes and shareholders’ equity. The Company also considered the following scenarios in the risk variable:

•	10% deterioration (adverse scenario I);
•	25% deterioration (adverse scenario II);

The estimates presented do not necessarily reflect the amounts to be ascertained in the next financial statements. The use of different methodologies can have a material effect on the estimates presented.

30.3.1. Fuel

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

The Company has hedged by hedge contracts approximately 1.7% of its estimated fuel consumption for the year 2023. In addition, Company has hedged by fixed price oil commitments as described in Note 29.2.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The table below shows the sensitivity analysis considering the fluctuation of prices of air fuel priced in U.S. dollars, based on the barrel price on December 31, 2022 at US$80.45:

	Fuel
	Barrel price (in USD)	Impact (in thousand of Reais)
Decline in prices/barrel (-25%)	60.34	(18,121)
Decline in prices/barrel (-10%)	72.41	(10,192)
Increase in prices/barrel (+10%)	88.50	11,042
Increase in prices/barrel (+25%)	100.56	38,703

30.3.2. Interest rate

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

On December 31, 2022, the Company held financial investments and loans and financing with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on December 31, 2022 that were exposed to fluctuations in interest rates, as the scenarios below show.

The amounts show the impacts on Income (Expenses) according to the scenarios adopted below:

	Financial investments net of financial debt (a)
Risk	CDI rate increase	Libor rate increase
Reference rates	13.65%	4.32%
Exposure amount (probable scenario) (b)	(872,649)	(2,230,646)
Remote favorable scenario (-25%)	31,335	24,080
Possible favorable scenario (-10%)	12,534	9,632
Possible adverse scenario (+10%)	(12,534)	(9,632)
Remote adverse scenario (+25%)	(31,335)	(24,080)
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and Libor rates.
(b)	Book balances recorded as of December 31, 2022.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

30.3.3. Exchange rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed. The Company is mainly exposed to the exchange rate change of the U.S. dollar.

The Company’s foreign currency exposure is summarized below:

	2022	2021
Assets
Cash, cash equivalents and financial investments	274,186	153,040
Trade receivables	215,113	171,473
Deposits	2,068,593	1,373,109
Derivative assets	29,256	114,060
Total Assets	2,587,148	1,811,682

Liabilities
Loans and financing	(10,797,091)	(10,677,266)
Leases	(10,940,049)	(10,724,976)
Suppliers	(461,134)	(497,877)
Provisions	(2,601,195)	(2,679,833)
Total Liabilities	(24,799,469)	(24,579,952)

Exchange rate exposure liabilities	(22,212,321)	(22,768,270)

Commitments not recorded in the statements of financial position
Future obligations resulting from firm aircraft orders	(20,574,804)	(21,947,804)
Total	(20,574,804)	(21,947,804)

Total exchange rate exposure R$	(42,787,125)	(44,716,074)
Total exchange rate exposure - US$	(8,200,380)	(8,012,915)
Exchange rate (R$/US$)	5.2177	5.5805

As of December 31, 2022, the Company adopted the closing exchange rate of R$5.2177/US$1.00 as a likely scenario. The table below shows the sensitivity analysis and the effect on income (expenses) of exchange rate fluctuations in the exposure amount of the period as of December 31, 2022:

	Exchange rate	Effect on income (expenses)
Net liabilities exposed to the risk of appreciation of the U.S. dollar	5.2177	22,212,321
Dollar depreciation (-25%)	3.9133	5,553,080
Dollar depreciation (-10%)	4.6959	2,221,232
Dollar appreciation (+10%)	5.7395	(2,221,232)
Dollar appreciation (+25%)	6.5221	(5,553,080)

31.3.4. Capped call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

30.4.	Credit risk

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

30.5.	Liquidity risk

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

The schedules of financial liabilities held by the Company's financial liabilities on December 31, 2022 and December 31, 2021 are as follows:

	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and financing	723,756	402,873	10,055,253	803,009	11,984,891
Leases	1,210,715	737,543	4,886,666	4,372,035	11,206,959
Suppliers	2,274,503	-	45,451	-	2,319,954
Suppliers – factoring	29,941	-	-	-	29,941
Derivative liabilities	260	259	17	-	536
Other liabilities	225,752	154,096	312,323	-	692,171
On December 31, 2022	4,464,927	1,294,771	15,299,710	5,175,044	26,234,452

Loans and financing	478,566	156,048	10,373,517	891,899	11,900,030
Leases	1,209,215	848,472	5,159,608	3,545,689	10,762,984
Suppliers	1,820,056	-	78,914	-	1,898,970
Suppliers – factoring	22,733	-	-	-	22,733
Other liabilities	455,251	-	568,449	-	1,023,700
On December 31, 2021	3,985,821	1,004,520	16,180,488	4,437,588	25,608,417

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

30.6.	Measurement of the fair value of financial instruments

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

The following table shows a summary of the financial instruments measured at the fair value of the Company and its subsidiaries, including their related classifications of the valuation method, on December 31, 2022 and 2021:

		2022		2021
	Fair value level	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	Level 1	168,994	168,994	156,996	156,996
Cash and cash equivalents	Level 2	41	41	329,262	329,262
Financial investments	Level 1	-	-	2,042	2,042
Financial investments	Level 2	423,418	423,418	83,592	83,592
Derivatives assets	Level 2	29,256	29,256	114,060	114,060
Loans and financing	Level 1	(17,753)	(17,753)	(162,568)	(162,568)
Derivatives liabilities	Level 2	(536)	(536)	-	-

The fair value of financial instruments measured at amortized cost was not disclosed since the fair value approximates their book value based on the established conditions, mainly due to the short term of maturity of these assets and liabilities. The fair values for loans and financing, which differ from the book balances, in turn, are disclosed in Note 15.

30.7.	Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that considers suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net indebtedness, including short and long-term loans and financing and leases.

The following table shows the financial leverage:

	2022	2021
Total loans and financing	11,984,891	11,900,030
Total leases	11,206,959	10,762,984
(-) Cash and cash equivalentes	(169,035)	(486,258)
(-) Financial investments	(423,418)	(373,689)
Net indebtedness	22,599,397	21,803,067

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

31.	Non-cash transactions

	2022	2021	2020
Amortization of debt with investments (Financial investments / Loans and financing)	-	198,270	-
Deposits applied in lease agreements (Deposits / Leases)	23,707	41,974	77,009
Factoring (Suppliers - factoring / Loans and financing)	-	-	411,457
Acquisition of PPE through financing (Property, plant and equipment / Loans and financing)	-	-	25,974
Capitalized deposits (Deposits / Property, plant and equipment)	-	-	39,729
Right of use of flight equipment (Property, plant and equipment / Leases)	613,879	2,295,903	165,146
Right of Use non-aeronautical assets (Property, Plant & Equipment / Leases Payable)	181,392	-	-
Lease agreement renegotiation (Property, plant and equipment / Leases)	163,925	778,379	221,248
Write-off of lease agreements (other income/ leases payable)	2,328	-	-
Sale-leaseback (Property, plant and equipment / Leases)	2,454,534	209,065	289,102
Provision for aircraft return (Property, plant and equipment / Provisions)	(66,154)	27,024	-
Post-employment benefit actuarial gain (Provisions / Equity valuation adjustments)	17,516	41,524	13,921
Unrealized income (expenses) of derivatives (Derivative assets / Equity valuation adjustments)	305,488	328,955	-
Capital increase issuing shares to non-controlling shareholders (Share capital / Non-controlling interest)	-	606,839	-
Capital reserve recognized	-	744,450	-
Income from treasury shares sold (Treasury shares / Capital reserves)	21	279	-
Treasury shares transferred (Treasury shares / Capital reserves)	2,567	19,834	-
Deposit for guarantee	38,931	-	-
Effects of change in equity interest (Capital reserves / Non-controling interest)	-	-	(352)
Interest on shareholders equity for distribution, net of taxes	-	-	23,139
Issuance of Senior Secured Amortizing Notes (Deposits/ Loans and financing/ Leases).	1,003,279	-	-

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

32.	Liabilities from financing activities

The changes in the liabilities of the Company’s financing activities are shown below for the years ended December 31, 2022, 2021 and 2020:

		2022
				Non-cash transactions				Adjustments to profit
	Opening balance	Net cash flows (used in) from financing activities	Net cash used in operating activities	Acquisition of property, plant & equipment under new agreements and contractual amendment	Write-off of lease or Senior Secured Amortizing Notes	Transfer of treasury shares	Payment with issue of shares	Exchange rate changes, net	Provision for interest and cost amortization	Unrealized derivatives results	Share-based compennsation	Closing balance
Loans and financing	11,900,030	(263,764)	(912,651)	-	1,003,279	-	-	(701,966)	1,092,589	(132,626)	-	11,984,891
Leases	10,762,984	(2,357,341)	(58,357)	2,723,031	(459,480)	-	-	(720,497)	1,316,619	-	-	11,206,959
Share capital	4,039,112	694	-	-	-	-	591	-	-	-	-	4,040,397
Shares to issue	3	588	-	-	-	-	(591)	-	-	-	-	-
Treasury shares	(41,514)	37	-	-	-	2,588	-	-	-	-	-	(38,910)
Capital reserves	208,711	946,261	-	-	-	(2,588)	-	-	-	-	26,184	1,178,568

	2021
				Non-Cash Transactions				Adjustments to profit
	Opening balance	Net cash flows (used in) from financing activities	Net cash used in operating activities	Acquisition of property, plant & equipment under new agreements and contractual amendment	Transaction with non-controlling shareholders, shares to be issued and sale/transfer of treasury shares	Amortization with related assets	Distribution of interim dividends	Exchange rate changes, net	Provision for interest and cost amortization	Unrealized derivatives results	Closing balance
Loans and financing	9,976,966	1,359,595	(704,409)	-	-	(198,270)	-	756,861	896,091	(186,804)	11,900,030
Leases	7,584,192	(1,449,285)	16,652	3,255,646	-	(41,973)	-	517,126	880,626	-	10,762,984
Dividends and interest on shaholders’ equity to pay (1)	23,139	(260,131)	-	-	-	-	236,992	-	-	-	-
Share capital	3,009,436	420,734	-	-	608,942	-	-	-	-	-	4,039,112
Shares to issue	1,180	926	-	-	(2,103)	-	-	-	-	-	3
Treasury shares	(62,215)	588	-	-	20,113	-	-	-	-	-	(41,514)
Capital reserves	207,246	(744,450)	21,578	-	724,337	-	-	-	-	-	208,711

(1)	The amount is recorded in the Other liabilities group, in current liabilities.

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

				2020
				Non-cash transactions					Adjustments to the net loss
	Opening balance	Net cash flows from (used in) financing activities	Net cash flows from operating activities	Property, plant and equipment acquisition through financing	Factoring	Variation in variable and short-term liabilities	Deposit in guarantee	Write-off	Exchange rate changes, net	Provision for interest and cost amortization	Contractual amendment	Unrealized income (expenses) on derivatives	Closing balance
Loans and financing	8,409,841	(814,710)	(615,027)	25,974	411,457	-	-	-	2,207,107	727,318	-	(374,994)	9,976,966
Leases	6,052,780	(1,058,692)	(4,530)	454,248	-	18,731	(47,215)	(704,164)	1,833,257	818,529	221,248	-	7,584,192

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

33.	Subsequent events

33.1.	Final decision (res judicata) – STF

On February 8, 2023, the Federal Supreme Court (STF), unanimously, considered that a final decision (res judicata) on taxes collected on a continuous basis, loses its effects if the Court decides otherwise at a later time. From the perspective of the provisions of this decision and considering the Company's accounting policies, the Company evaluated its final and unappealable legal proceedings and did not identify relevant impact on the financial statements for the year ended December 31, 2022.

33.2.	Financing Transaction and Support Agreement

On March 3, 2023, Abra Group Limited ("Abra"), the new holding company created to control the operations of GOL and Avianca Group International Limited ("Avianca") closed a private placement with Abra's investors and concurrently GOL closed Abra's private investment in GOL through Senior Secured Notes ("GOL SSNs due 2028") which may be replaced, upon Abra's request, by Exchangeable Senior Secured Notes ("GOL ESSNs due 2028"). The GOL SSNs due 2028 are secured by the intellectual property and trademark of Smiles, GOL's loyalty program, and a shared lien on GOL's intellectual property, trademark and spare parts. A portion of the investment in Abra comes from members of the Ad-Hoc Group holding secured and unsecured GOL bonds (the "Ad-Hoc Group"), who signed a support agreement (the "Support Agreement" or "SA") on February 7, 2023, and a portion of the investment comes from GOL bondholders outside the Ad-Hoc Group (the "Non-AHC Group"), who have signed terms of adherence to the Support Agreement.

Final Terms of Company Financing:

•	Abra entered into definitive documents in connection with (i) investing, subject to certain conditions and approvals, up to US$451 million in cash, (ii) contributing US$1,077 million par value of GOL bonds at a discount of US$312.6 million par value, and (iii) receiving as consideration the GOL SSNs due 2028.

•	The US$1,077 million par value of GOL bonds will be cancelled upon closing.

•	The terms of the GOL SSNs due 2028 to be issued to Abra include:
o	Agregate principal amount: up to $1.4 billion
o	Maturity: March 2, 2028
o	Interest rate: 18% (of which 4.5% will be paid in cash and 13.5% will be paid in-kind)
o	OID: 15 pontos
o	Prepayment: Non-call life except that the GOL SSNs due 2028 can be repaid through the issuance of the GOL ESSNs due 2028
o	Secured Interest: (i) a first-lien on the Smiles brand, intellectual property, customer lists, trademarks, the primary platform infrastructure related contracts and other agreements (the “Smiles IP Collateral”) including by way of a fiduciary assignment and by transfer of certain assets to a wholly owned subsidiary the equity of which is pledged to secure the GOL SSNs due 2028 and the GOL ESSNs due 2028, (ii) a first lien pledge of all intercompany loans to GOL from its subsidiaries and affiliates and (iii) a pari passu lien on the intellectual property, brand and spare parts securing the GOL 8.0% SSNs due 2026 (“GOL SSNs due 2026”) (the “GOL Collateral”)
o	IPCo: GOL will transfer the available Smiles IP Collateral to a wholly owned Brazilian subsidiary (the “IPCo”) by July 10, 2023, with the remaining available Smiles IP Collateral to be transferred to IPCo by December 31, 2023 and GOL will enter into contractual undertakings with Abra and IPCo requiring that Smiles be GOL’s sole and exclusive loyalty program
o	Covenants: other protective covenants for a security of this nature in line with existing GOL debt covenants

Notes to the financial statements Fiscal year ended on December 31, 2022 (In thousands of Reais - R$, except when otherwise indicated)

•         Subject to certain conditions and approvals, Abra can request the exchange of the GOL SSNs due 2028 for the GOL ESSNs due 2028. The terms of the GOL ESSN due 2028 include:

o	Aggregate Principal Amount: same as the GOL SSNs due 2028
o	Maturity: March 2, 2028
o	Interest rate: 18% (of which 4.5% will be paid in cash and 13.5% will be paid in-kind)
o	Conversion Premium: 35% which upon satisfaction of certain conditions can be reduced to 15%
o	Security interest: first lien on the same collateral that secures the GOL SSNs due 2028
o	Early maturity: springing maturity in 2024 or 2025 prior to the maturity dates of the GOL 3.75% SENs due 2024 (“GOL SENs due 2024”), GOL 7.0% SUNs due 2025 (“GOL SUNs due 2025”) due 2025 and GOL SSNs due 2026, respectively, in each case, if more than 10% of such bonds remain outstanding
o	Covenants: the same protective covenants as the GOL SSNs due 2028

Support Agreement Results

•	Certain shareholders of Abra have invested $172.5 million in cash, the Ad-Hoc Group has invested $329.9 million in cash and the Non AHC Group has invested $49.5 million in cash to support the transaction representing an aggregate cash investment of $551.9 million.

•	The Ad-Hoc Group and the Non AHC Group have delivered $1,077 million face value of GOL bonds to Abra at an average price of 71 cents.

•	The GOL bonds delivered by members of the Ad-Hoc Group and the Non AHC Group represent 83% of the GOL SENs due 2024, 47% of the GOL SUNs due 2025, 61% of the GOL SSNs due 2026 and 10% of the GOL Perpetual Notes.

•	The amounts fully satisfied the conditions precedent associated with the minimum cash requirement and the minimum bonds delivered requirement as contemplated under the Support Agreement, and meet the thresholds required for the exit consents to eliminate certain covenants and modify the 2026 indenture, in respect thereof, to close the transaction.

•	In addition, the invested amounts conform to the aggregate principal amount caps contained in the Support Agreement, as amended.

