Form 20-F
period 2023-12-31
Gol Intelligent Airlines Inc.
filed 2024-05-15
CIK 1291733

As filed with the Securities and Exchange Commission on May 14, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 20-F

_______________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

GOL Linhas Aéreas Inteligentes S.A.

(Exact name of registrant as specified in its charter)

GOL Intelligent Airlines Inc.

(Translation of registrant’s name into English)

_________________

The Federative Republic of Brazil

(Jurisdiction of incorporation or organization)
Mario Tsuwei Liao
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

The number of outstanding shares of each class of stock of GOL Linhas Aéreas Inteligentes S.A. as of December 31, 2023:

2,863,682,500 Common Shares

336,919,404 Preferred Shares

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

ITEM 18. Financial Statements	98
ITEM 19. Exhibits	98

EXPLANATORY NOTE

On January 25, 2024, GOL, GOL’s subsidiaries and GOL Equity Finance, or collectively, the Debtors, filed voluntary petitions for relief under Chapter 11 of title 11 of the United States Code (11 U.S.C. § 101, et. seq.) in the United States Bankruptcy Court for the Southern District of New York, or the Bankruptcy Court, which cases are being jointly administered under Case No. 24-10118 (MG). We refer to these proceedings in this annual report as our “Chapter 11 cases.”

The Chapter 11 cases were filed with a US$950 million Debtor-in-Possession, or DIP, financing commitment from certain Abra stakeholders, which was approved by the Bankruptcy Court on an interim basis on January 29, 2024. On February 28, 2024, the Bankruptcy Court approved the DIP on a final basis in an amount of up to US$1 billion, which included an incremental US$50 million provided by certain holders of our 8.00% senior secured notes due 2026. As of the date of this annual report, the Debtors have drawn all amounts under the DIP financing. The DIP financing is subject to certain contractual commitments.

For information on the risks and uncertainties associated with our Chapter 11 cases, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Chapter 11 Cases.”

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statements included in this annual report have been prepared in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB, in reais.

We have translated some of the real amounts contained in this annual report into U.S. dollars. The rate used to translate such amounts in respect of the year ended December 31, 2023 was R$4.8413 to US$1.00, which was the U.S. dollar selling rate as of December 31, 2023, as reported by the Brazilian Central Bank (Banco Central do Brasil), or the Central Bank. The U.S. dollar equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at the above rate.

The consolidated financial statements included in this annual report have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. As such, the consolidated financial statements included in this annual report do not include any adjustments that might result from our Chapter 11 cases and/or an inability to continue as a going concern. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material. For more information, see “Item 5. Operating and Financial Review and Prospects—D. Trend Information.”

In this annual report, we use the terms “the registrant” and “GLAI” to refer to GOL Linhas Aéreas Inteligentes S.A., and “GOL”, “Company”, “we”, “us” and “our” to refer to the registrant and its consolidated subsidiaries together, except where the context requires otherwise. The term “GLA” refers to GOL Linhas Aéreas S.A., a wholly owned subsidiary of the registrant (formerly VRG Linhas Aéreas S.A., or VRG). The term “Abra” refers to, collectively, Abra Group Limited, Abra Mobi LLP and Abra Kingsland LLP. References to “preferred shares” and “ADSs” refer to non-voting preferred shares of the registrant and American depositary shares representing those preferred shares, respectively, except where the context requires otherwise.

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

CAUTIONARY STATEMENTS ABOUT FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally under the captions “Risk Factors,” “Operating and Financial Review and Prospects” and “Business Overview.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting us. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among others:

•	developments relating to our Chapter 11 cases and our ability to effectively implement a reorganization plan;
•	general economic, political and business conditions in Brazil, South America and the Caribbean;
•	the effects of global financial markets and economic crises;
•	management’s expectations and estimates concerning our financial performance and financing plans and programs;

•	fluctuations in crude oil prices and its effect on fuel costs, especially in light of the ongoing conflict between Russia and Ukraine and the Israel – Hamas conflict;
•	developments relating to, the economic, financial, political and health effects of, and our ability to timely and efficiently implement any measure necessary in response to, or to mitigate the impacts of any pandemic and resulting government measures;
•	our level of fixed obligations;
•	our capital expenditure plans, including in response to climate change risks;
•	our ability to obtain financing on acceptable terms;
•	our ability to service our indebtedness;
•	inflation and fluctuations in the exchange rate of the real;
•	changes to existing and future governmental regulations, including air traffic capacity controls and regulations related to climate change matters;
•	the effect of any changes in tax law on our activities, operations and profitability;
•	increases in maintenance costs, insurance premiums and other operating expenses, including fuel costs, that we may not be able to adjust in our ticket prices;
•	MRO slots availability and supply chain shortages;
•	changes in market prices, customer demand and preferences, including as a result of climate change, and competitive conditions;
•	cyclical and seasonal fluctuations in our operating results, including as a result of climate change;
•	defects or mechanical problems with our aircraft;
•	our ability to successfully implement our strategy;
•	developments in the Brazilian civil aviation infrastructure, including air traffic control, airspace and airport infrastructure;
•	terrorism incidents, cyber-security threats, disease outbreaks and other health crises or related occurrences affecting the airline industry; and
•	the risk factors discussed under the caption “Item 3. Key Information—D. Risk Factors” in this annual report.

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

Risks Relating to Our Chapter 11 Cases

We are subject to the risks and uncertainties associated with our Chapter 11 cases.

As a consequence of our filing Chapter 11 petitions, our operations and our ability to develop and execute our business plan, as well as our continuation as a going concern, will be subject to the risks and uncertainties associated with bankruptcy. These risks include, without limitation, our ability to:

•	confirm and consummate a plan of reorganization with respect to our Chapter 11 cases;
•	emerge from bankruptcy and execute our business plan post-emergence;
•	comply with the terms and conditions of our DIP financing;
•	maintain our relationships with our creditors, suppliers, service providers, customers, directors, officers and employees; and
•	maintain contracts that are critical to our operations on reasonably acceptable terms and conditions.

We will also be subject to risks relating to, among others:

•	the high costs of bankruptcy proceedings and related fees;
•	the ability of third parties to seek and obtain court approval to (i) terminate contracts and other agreements with us, (ii) shorten the exclusivity period for us to propose and confirm a Chapter 11 plan or to appoint a Chapter 11 trustee or (iii) convert the Chapter 11 cases to Chapter 7 liquidation proceedings; and
•	the actions and decisions of our creditors and other third parties who have interests in our Chapter 11 cases that may be inconsistent with our plans.

Any delays in our Chapter 11 cases increase the risks of our inability to reorganize our business and emerge from bankruptcy and may increase our costs associated with the reorganization process.

There are many risks and uncertainties associated with any chapter 11 case. As such, we cannot accurately predict or quantify the ultimate impact that events that occur during our Chapter 11 cases may have on us and there is no certainty as to our ability to continue as a going concern.

Additionally, we cannot predict the ultimate amount of all settlement terms for the liabilities that will be subject to our plan of reorganization. Even once a plan of reorganization is approved and implemented, we may be adversely affected by the possible reluctance of prospective lenders and other counterparties to do business with a company that has recently emerged from chapter 11.

We may not be able to obtain confirmation of a Chapter 11 plan of reorganization.

To emerge successfully from bankruptcy court protection as a viable entity, we must meet certain statutory requirements with respect to adequacy of disclosure regarding a plan of reorganization, solicit and obtain the requisite acceptances of our plan, demonstrate the feasibility of our plan to the bankruptcy court, and fulfill other statutory conditions for confirmation of our plan, which have not occurred to date. The confirmation process can be subject to numerous unanticipated potential delays. We cannot assure you that a plan of reorganization will be approved by the bankruptcy court.

There can be no guarantee any plan of reorganization proposed by the Debtors will be confirmed by the Bankruptcy Court. We may receive objections to confirmation of any plan of reorganization from various stakeholders in our Chapter 11 cases. We cannot predict the impact that any objection to or third-party motion during our Chapter 11 cases may have on the Bankruptcy Court’s decision to confirm a plan of reorganization or our ability to effectuate a plan of reorganization.

If a plan of reorganization is not confirmed by the Bankruptcy Court, it is unclear whether we would be able to reorganize our business and what, if any, distributions holders of claims against us would ultimately receive on account of their claims. There can be no assurance as to whether or when we will successfully reorganize and emerge from our Chapter 11 cases. If no plan of reorganization can be confirmed, or the bankruptcy court finds that it would be in the best interest of creditors, the bankruptcy court may convert our Chapter 11 cases to cases under Chapter 7 of the bankruptcy code. In such event, a Chapter 7 trustee would be appointed or elected to liquidate our assets for distribution in accordance with the priorities established by the bankruptcy code.

The pursuit of our Chapter 11 cases has consumed, and will continue to consume, a substantial portion of the time and attention of our management, which may adversely affect us, and we may face increased levels of employee attrition.

It is impossible to predict with certainty the amount of time that we could spend in our Chapter 11 cases or to assure parties in interest that a plan of reorganization will be confirmed. Our Chapter 11 cases may involve additional expense and our management will be required to spend a significant amount of time and effort focusing on the cases. This diversion of attention may adversely affect us, particularly if the Chapter 11 cases are protracted.

During the pendency of the Chapter 11 cases, our employees will face considerable distraction and uncertainty, and we may experience increased levels of employee attrition. Loss of key personnel or material erosion of employee morale could impair our ability to execute our strategy and implement operational initiatives, thereby adversely affecting us.

We have substantial liquidity needs and may not be able to obtain sufficient liquidity to confirm a plan of reorganization and exit our Chapter 11 cases successfully.

Although we have taken multiple measures to reduce our expenses and have obtained access to US$1 billion of DIP financing, our business remains capital intensive. In addition to the cash requirements necessary to fund our ongoing operations, we expect that we will incur significant professional fees and costs throughout our Chapter 11 cases. There are no assurances that our liquidity is sufficient to allow us to satisfy our obligations related to our Chapter 11 cases, to proceed with the confirmation of a Chapter 11 plan of reorganization and to emerge successfully from our Chapter 11 cases.

We can provide no assurance that we will be able to secure additional interim financing or exit financing sufficient to meet our liquidity needs. Our liquidity, including our ability to meet our ongoing operational obligations, is dependent upon, among other things: (i) our ability to maintain adequate cash on hand, (ii) our ability to generate cash flow from operations, (iii) our ability to confirm and consummate a Chapter 11 plan of reorganization and (iv) the cost, duration and outcome of the Chapter 11 cases.

Any Chapter 11 plan of reorganization that we may implement will be based in large part upon assumptions and analyses developed by us. If these assumptions and analyses prove to be incorrect, our plan may be unsuccessful in its execution.

Any plan of reorganization we may implement could affect our capital structure and operation of our business and will reflect assumptions and analyses based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we consider appropriate under the circumstances. Whether actual future results and developments will be consistent with our expectations and assumptions depends on a number of factors, including but not limited to: (i) our ability to change substantially our capital structure, (ii) our ability to obtain adequate liquidity and access financing sources, (iii) our ability to maintain customers’ confidence in our viability as a going concern, (iv) our ability to retain key employees and (v) the overall strength and stability of general macroeconomic conditions.

In addition, any Chapter 11 plan of reorganization will rely upon financial projections that are necessarily speculative, and it is likely that one or more of the assumptions and estimates that are the basis of these financial forecasts will not be accurate. Consequently, there can be no assurance that the results or developments contemplated by any plan of reorganization we may implement will occur or, even if they do occur, that they will have the anticipated effects on us or our business or operations. The failure of any such results or developments to materialize as anticipated could materially and adversely affect the successful execution of any plan of reorganization.

Even if a Chapter 11 plan of reorganization is consummated, we may not be able to achieve our stated goals and continue as a going concern.

Even if a Chapter 11 plan of reorganization is consummated, we cannot guarantee that a Chapter 11 plan of reorganization will achieve our stated goals and permit us to effectively implement our strategy.

Furthermore, even if our debts are reduced or discharged through a plan of reorganization, we may need to raise additional funds through public or private debt or equity financing or other various means to fund our business after the completion of our Chapter 11 cases. Our access to additional financing is, and for the foreseeable future will likely continue to be, limited, if available at all. Therefore, adequate funds may not be available when needed or may not be available on favorable terms.

Our Chapter 11 cases may adversely affect our ability to maintain important relationships with creditors, customers, suppliers, employees and other personnel and counterparties, which could materially and adversely affect us.

Our Chapter 11 cases may adversely affect our commercial relationships and our ability to negotiate favorable terms with important stakeholders and counterparties. Further, public perception of our continued viability may also adversely affect our relationships with customers and their loyalty to us. Strains in any of these relationships could materially and adversely affect us.

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

According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, Brazil’s gross domestic product, or GDP, grew by 4.6%, 3.0% and 2.9% in 2021, 2022 and 2023, respectively. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the use of our products and services and we have been, and will continue to be, affected by changes in the Brazilian GDP.

Political instability may adversely affect us.

The Brazilian economy has been and continues to be affected by political events in Brazil, which have also affected the confidence of investors and the public in general, adversely affecting the performance of the Brazilian economy and increasing the volatility of securities issued by Brazilian companies, including the trading price of our securities.

Brazilian markets have experienced heightened volatility due to uncertainties from investigations related to allegations of money laundering, corruption and misconduct by government officials and legal entities and individuals from the private sector carried out by the Brazilian Federal Police and the Office of the Brazilian Federal Prosecutor. These investigations have adversely affected the Brazilian economy and political environment. We have no control over and cannot predict developments in these investigations nor whether future investigations or allegations will result in further political and economic instability, which could adversely affect the trading price of securities issued by Brazilian companies, including ours.

In October 2022, Brazil held elections for President, senators, federal legislators, state governors, state legislators and former President Luiz Inácio Lula da Silva was elected, representing distinctly opposing political ideologies as compared to those of the previous president Jair Bolsonaro. Political bipolarization between the left and right wings tends to enhance political instability, which could adversely affect the economy and therefore us.

The president of Brazil has the power to determine policies and issue governmental acts related to the Brazilian economy that affect the operations and financial performance of companies, including us. We cannot predict which policies the newly elected president will adopt or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy.

Uncertainty regarding political developments and the policies the Brazilian federal government may adopt or alter may have material adverse effects on the macroeconomic environment in Brazil, as well as on the operations and financial performance of businesses operating in Brazil, including ours. These uncertainties may heighten the volatility of the Brazilian securities market, including in relation to ours.

Risks relating to the global economy may affect the perception of risk in emerging markets, which may adversely affect the Brazilian economy, including by means of oscillations in the capital markets and, consequently, us.

The market value of securities issued by Brazilian companies is influenced, to varying degrees, by the economic and market conditions of other countries, including the United States, members of the European Union and emerging economies. The reaction of investors to events in these countries may adversely affect the market value of the securities of Brazilian companies. Crises in the United States, the European Union or emerging markets may reduce investor interest in the securities of Brazilian companies, including securities issued by us.

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

Recent global developments relating to the ongoing conflict between Russia and Ukraine and, and the escalation of other geopolitical conflicts, such as the conflict between Israel and Hamas, heightened tensions between Israel and some Arab counties and enhanced geopolitical disputes between China and the U.S, have generated uncertainty in global capital markets, and the U.S. and the European stock markets have faced increased price volatility. We cannot predict how these developments will evolve and whether or to what extent they may affect Brazilian capital markets and, consequently, us.

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

Historically, Brazil has experienced high inflation rates, which, together with actions taken by the Central Bank to curb inflation, have had significant adverse effects on the Brazilian economy. According to the IBGE, the annual rate of inflation in Brazil, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, was 10.1%, 5.8% and 4.6% in 2021, 2022 and 2023, respectively.

The base interest rate for the Brazilian banking system is the Central Bank’s Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia) rate, or SELIC rate. The SELIC rate was repeatedly lowered from the October 2016 rate of 14.25% to 2.00% in August 2020 and has since steadily increased. As of December 31, 2021, 2022 and 2023, the SELIC rate was 9.25%, 13.75% and 11.75%, respectively. As of the date of this annual report, the SELIC rate was 10.50%.

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

In June 2021 and in June 2022, Standard & Poor’s reaffirmed its rating at BB- with a stable outlook. In June 2023, Standard & Poor’s adjusted its outlook to positive and, in December 2023, Standard & Poor’s upgraded Brazil’s credit rating from BB- to BB with a stable outlook. In May 2021 and July 2022, Fitch reaffirmed its credit rating at BB- with a negative outlook. In June 2023, Fitch upgraded Brazil’s credit rating to BB with a stable outlook. Since April 2018, Moody’s has maintained Brazil’s credit rating at Ba2 with a stable outlook.

Exchange rate volatility may materially and adversely affect us.

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2021, the real appreciated against the U.S. dollar and the U.S. dollar selling rate was R$5.581 per US$1.00 as of December 31, 2021, as reported by the Central Bank. In 2022 and 2023, the real gained value against the U.S. dollar and, as of December 31, 2022 and 2023, the U.S. dollar selling rate was R$5.218 per US$1.00 and R$4.841 per US$1.00, respectively. There can be no assurance that the real will not depreciate further against the U.S. dollar.

In 2023, 87.2% of our passenger revenue and other revenue were denominated in reais while 48.6% of our total operating costs and expenses were either denominated in or linked to U.S. dollars, such as fuel, aircraft and engine maintenance services and aircraft insurance. The market and resale value of the majority of our operating assets, our aircraft, is denominated in U.S. dollars. As of December 31, 2023, R$18,876.7 million, or 94.3%, of our indebtedness was denominated in U.S. dollars and we had a total of R$6,400.7 million in present value non-cancelable U.S. dollar denominated future lease payments.

Brent oil prices decreased from about US$85.91 per barrel at the end of 2022 to US$79.77 per barrel in March 2023. On December 31, 2023, Brent oil was priced at US$77.04 per barrel.

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

Any changes in tax law, tax reforms or review of the tax treatment of our activities may adversely affect our operations and profitability.

The Brazilian government regularly proposes changes to the tax regime applicable to different sectors of the economy, including changes that represent an increase in our tax burden and the tax burden of our customers and suppliers, which can negatively impact our business. These changes include changes in tax rates, tax base, tax deductibility and, occasionally, the creation of taxes (temporary or non-temporary). If these changes directly or indirectly increase our tax burden, we may have our gross margin reduced, adversely affecting our business, financial condition and results of operations.

As of the date of this annual report, the Brazilian congress approved the final wording of the proposal No. 45/2019 to amend the Constitution, or the PEC 45”. The PEC 45 is a material bill in the context of the tax reform and it was enacted as Constitutional Amendment (EC) No. 132/2023, or the Tax Reform. The Tax Reform intends to simplify Brazil’s taxation of consumption by substituting certain indirect taxes – ICMS, IPI, ISS and PIS/Cofins – for three new taxes: (i) the tax on goods and services, or IBS, (ii) the contribution on goods and services, or CBS” and (iii) the selective tax, or IS. As of the date of this annual report, the Tax Reform was approved and is subject to further regulation and a transition period. The effects of the Tax Reform, its application and interpretation by Brazilian authorities are uncertain, and we cannot foresee the impact that it will have on our financial condition and results of operations.

Risks Relating to Us and the Brazilian Airline Industry

The airline industry is particularly sensitive to changes in macroeconomic conditions, and adverse macroeconomic conditions have and may further materially and adversely affect the airline industry and us.

The airline industry in general, and the industry in Brazil in particular, are sensitive to changes in macroeconomic conditions. Unfavorable macroeconomic conditions in Brazil, a constrained credit market and increased business operating costs reduce spending on both leisure and business travel, as well as cargo transportation. Slowdowns in the Brazilian economy, such as the one faced in 2020 as a result of the COVID-19 global pandemic, adversely affect industries with significant spending in travel, including government, oil and gas, mining and construction, which affect the quality of demand, reducing the number of higher yield tickets we can sell. We cannot predict macroeconomic developments or their impact on us, including exchange rate volatility and increased fuel prices, especially in the context of the ongoing conflict between Russia and Ukraine and as a result of political developments and the policies the new Brazilian federal government may adopt or alter, but we expect to face inflationary pressures and consistently high fuel prices in 2024, especially because we may not be able to adjust all fuel costs in our ticket prices, these price increases may materially and adversely affect us.

Unfavorable macroeconomic conditions, a significant decline in demand for air travel or continued instability of the credit and capital markets, could also result in pressure on our indebtedness costs, operating results and financial condition and would affect our growth and investment plans. These factors could also adversely affect our ability to obtain financing on acceptable terms and liquidity generally.

Substantial fluctuations in fuel costs would harm us.

International and local fuel prices are subject to high volatility depending on multiple factors, including geopolitical issues and supply and demand. The price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, affects our fuel costs and constitutes a significant portion of our total operating costs and expenses. The average price per barrel of West Texas Intermediate crude oil was US$67.34, US$94.33 and US$77.60, in 2021, 2022 and 2023, respectively, according to New York Mercantile Exchange – NYMEX data. By year-end 2023, the price per barrel of West Texas Intermediate crude oil was US$71.65. Fuel costs represented 23%, 43% and 39% of our total operating costs and expenses in 2021, 2022 and 2023, respectively.

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

Our liquidity, cash flows from operations and financings have been and may be adversely affected by exchange rates, fuel prices and the impact of adverse economic conditions in Brazil on the demand for air travel. As of December 31, 2022, our total indebtedness was R$23,191.8 million, as compared to R$20,025.0 million as of December 31, 2023, which decrease was mainly due to principal payments on outstanding senior notes due 2025 and outstanding senior secured notes due 2026. The average maturity of our loans and financing, excluding our perpetual notes, was 2.5 years as of December 31, 2022 and 3.1 years as of December 31, 2023. As of December 31, 2023, we had negative working capital of R$9.973 billion.

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

Certain of our indebtedness agreements contain covenants that require the maintenance of specified financial ratios. Our ability to meet these financial ratios and other restrictive covenants may be affected by events beyond our control and we cannot assure that we will meet those ratios. Failure to comply with any of these covenants or payment obligations under our finance and lease obligations could result in an event of default under these agreements and others, as a result of cross default provisions. If we are unable to comply with our indebtedness covenants, we will need to seek waivers from our creditors. We cannot guarantee that we will be successful in complying with our covenants or in obtaining any waivers.

Since the beginning of the global pandemic, we have repeatedly deferred and not been paying in full many of our lease and other supplier obligations, which counterparties have generally been cooperating with us under deferrals, amendments to our outstanding agreements and alternative payment arrangements. However, we do not know whether or for how much longer our counterparties will continue to cooperate with us.

Our financial statements as of and for the years ended December 31, 2021, 2022 and 2023 contain a going concern emphasis, due in significant part to our negative working capital and more recently to the Chapter 11 cases, which express uncertainty with respect to continue as a going concern.

The consolidated financial statements included in this annual report have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. However, we currently operate with a significantly negative working capital and, more recently, there is significant uncertainty about our ability to continue as a going concern due to the Chapter 11 cases. The outcome of the Chapter 11 cases depends on factors beyond our control, including actions by the Bankruptcy Court. The financial statements do not include any adjustments that may result from the outcome of the Chapter 11 cases. Our independent registered public accounting firm in each of 2021, 2022 and 2023, in its report on our consolidated financial statements as of and for the years ended December 31, 2021, 2022 and 2023, expressed substantial doubt regarding our ability to continue as a going concern.

We have experienced recent ratings downgrades.

Major rating agencies, including Fitch, Moody’s and Standard & Poor’s have recently downgraded our credit ratings. In December 2023, Fitch downgraded our (i) long term issuer default rating from credit rating from “CCC+” to “CCC-”, (ii) national long term rating from “CCC(bra)” to “CCC-(bra)”, and (iii) long currency long term issuer default rating from “CCC+” to “CCC-”; in January 2024, Fitch further downgraded our (i) long term issuer default rating from credit rating from “CCC-” to “D”, (ii) national long term rating from “CCC-(bra)” to “D(bra)”, and (iii) long currency long term issuer default rating from “CCC-” to “D”. In January 2024, Moody’s downgraded our credit rating from “Caa2” to “Ca” with a negative perspective. Also in January 2024, S&P downgraded our credit rating from “CCC-” to “D” and, in March 2024, S&P withdrew our credit rating upon our request. Downgrades in our ratings may prevent creditors and business partners from lending funds and doing business with us, which may materially adversely affect our financial condition and results of operations.

We rely on one manufacturer for our aircraft and engines and any negative developments relating to Boeing 737 MAX aircraft would materially and adversely affect us.

One of the key elements of our business strategy and a key element of the low-cost carrier business model is to reduce costs by operating a standardized aircraft fleet. After extensive research and analysis, we chose the 737-700/800 Next Generation aircraft manufactured by The Boeing Company, or Boeing, which we are now, on an accelerated basis, replacing with Boeing 737 MAX aircraft, and Leap-1B engines manufactured by CFM International, or CFM. We expect to continue to rely on Boeing and CFM for the foreseeable future and delivery and operation of the Boeing 737 MAX aircraft are crucial to our strategy and fleet modernization initiatives.

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

In 2023, we were obliged to reduce the cycle limiters of our engines due to CFM’s high pressure turbine bulletin which resulted in the removal of 10 of our aircraft from circulation. Because our aircraft have been designed on engines manufactured by CFM, any mechanical failures of CFM engines may increase our maintenance costs, impact our business operations, materially adversely affecting us. As our operations have been designed around the single fleet model, if there is any future grounding of the MAX aircraft or if there are additional delays in delivery of our ordered aircraft, we may face increased maintenance costs, experience operational disruptions and decreases in customer ratings, be unable to realize our expected fuel cost efficiencies, incur increased aircraft lease costs and risk facing a shortage of available aircraft, which may limit our growth plans and the execution of our long-term strategy.

In early 2024, several incidents involving Boeing’s aircraft occurred globally. Our reliance on single suppliers for our aircraft and engines means that any of these developments relating to Boeing 737 MAX aircraft or CFM engines would materially and adversely affect us.

Changes to the Brazilian civil aviation regulatory framework, including slot distribution rules, fare restrictions, fees associated with civil aviation and regulations relating to climate change, may adversely affect us.

Brazilian aviation authorities monitor and influence the developments in Brazil’s airline market. For example, airport services are regulated by ANAC and, in many cases, still managed by the Brazilian Airport Infrastructure Company (Empresa Brasileira de Infraestrutura Aeroportuária), or INFRAERO, a government-owned corporation. ANAC’s policies, as well as those of other aviation supervisory authorities, including relating to new routes and flight frequencies, may adversely affect us. ANAC considers operating history and efficiency (on-time performance and regularity) as the main criteria for the allocation of slots. Under its rules, on-time performance and regularity are assessed twice per year, following the International Air Transport Association, or IATA, summer and winter calendars, between April and September and between October and March. The minimum regularity performance target for each series of slots in a season is 80% at both São Paulo airports (Congonhas and Guarulhos), at Rio de Janeiro domestic airport (Santos Dumont) and at Recife. The on-time performance, since 2018, is measured through the method of statistical tendency that compares the performance of all airlines for each airport. Airlines forfeit slots used below the minimum criteria in a season. Forfeited slots are redistributed first to new entrants, which includes airlines that operate fewer than a given number of slots in the affected airport in the given weekday and are subsequently returned to the slots database and redistributed according to regulations.

In 2023, Congonhas airport was privatized and there are ongoing discussions on the privatization of Santos Dumont airport. Those airports are two of the most important airports for our operations and we cannot foresee how these privatizations will affect our operations in the long-term. The privatization of Congonhas airport in São Paulo will lead to renovations and construction in the short-term that could temporarily limit the number of daily flights and restrict our operations. This could materially adversely affect our business operations and financial condition while the airport’s activities are not fully restored. In addition, we cannot foresee changes to the Brazilian civil aviation regulatory framework, which could increase our costs, change the competitive dynamics of our industry and adversely affect us, including as discussed in “—We operate in a highly competitive industry.”

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

We have significant costs, relating primarily to leases for our aircraft and engines. As of the date of this annual report, we have significant accumulated lease obligations that were deferred in the context of the COVID-19 global pandemic. In addition, as of December 31, 2023, we had aircraft purchase commitments with Boeing for an aggregate present value of R$18,827.7 million (US$3,888.9 million) for deliveries through 2030. Our accelerated return of Boeing 737 Next Generation aircraft as part of our fleet renewal plan also requires significant cash expenditures. We expect that we will incur additional fixed obligations and indebtedness as we receive the new aircraft and other equipment to implement our strategy.

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

In 2022, 2023 and 2024 to-date, our liquidity has adversely affected our operations in the context of recovering demand, as certain of our aircraft remain non-operational due to recent liquidity limitations.

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

In the ordinary course of our business, our systems and technology require ongoing modification and refinements, which can be expensive to implement and may divert management’s attention from other matters. In addition, our operations could be adversely affected, or we could face regulatory penalties, if we were unable to timely or effectively modify our systems as necessary.

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

One of the key elements of our business strategy and an important element of the low-cost carrier business model is to maintain a high daily aircraft utilization rate. We measured 10.0 block hours per day in 2021, 11.0 block hours per day in 2022 and 11.7 block hours per day in 2023. High daily aircraft utilization, which we were not able to maintain during the COVID-19 global pandemic, generally allows us to generate more revenue from our aircraft and dilute our fixed costs and is achieved in part by operating with quick turnaround times at airports so we can fly more hours on average in a day. Our rate of aircraft utilization could be adversely affected by a number of different factors that are beyond our control, including, among others, air traffic and airport congestion, adverse weather conditions, including as a result of climate change, and delays by third-party service providers relating to matters such as fueling and ground handling.

We may be adversely affected by events out of our control, including accidents.

Accidents or incidents involving our aircraft could result in significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of damaged aircraft and temporary or permanent loss from service. We are required by ANAC and lessors of our aircraft under our operating lease agreements to carry liability insurance. Although we believe we maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate, and we may be forced to bear substantial losses in the event of an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm us. Any accidents or incidents involving our or any other Boeing 737 Next Generation or Boeing 737-8 MAX aircraft or the aircraft of any major airline have and may again cause negative public perceptions about us, and, consequently, adversely affect us.

Our controlling shareholders have the ability to direct our business and affairs and their interests could conflict with yours.

Our controlling shareholders have the power to, among other things, elect a majority of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and dispositions and the timing and payment of any dividends. The chairman of our board of directors, Constantino de Oliveira Junior, has since our inception been the fundamental figure of our company, and has directed our company initially as its chief executive officer, and, since 2012, as the chairman of our board of directors. In March 2023, we concluded the corporate reorganization described in that certain master contribution agreement, entered into by certain principal shareholders of Avianca’s holding company, pursuant to which Abra Mobi LLP (controlled by the Constantino family) holds 50% voting control over us and Abra Kingsland LLP (controlled by Kingsland International Group S.A.) holds the other 50% voting control. A difference in economic exposure may intensify conflicts of interests between our controlling shareholders and you. See “Item 9. The Offer and Listing—C. Markets—Corporate Governance Practices.”

For information on recent changes to our shareholding structure, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

Risks Relating to the ADSs and Our Preferred Shares

Because our post-bankruptcy capital structure is yet to be determined, and any changes to our capital structure may have a material adverse effect on holders of the ADSs or our preferred shares, trading in the ADSs or our preferred shares during the pendency of the Chapter 11 cases is highly speculative and poses substantial risks.

Our post-bankruptcy capital structure will be set pursuant to a reorganization plan that requires approval by the bankruptcy court. The reorganization of our capital structure may include exchanges of new equity securities for existing equity securities or of debt securities for equity securities, which would dilute any value of our existing equity securities or may provide for all existing equity interests in us to be extinguished. In this case, amounts invested by holders of the ADSs or our preferred shares will not be recoverable and these securities will have no value.

As a result of our Chapter 11 cases, the New York Stock Exchange, or the NYSE, suspended the trading of the ADSs on January 26, 2024 and requested the SEC to delist the ADSs. As of the date of this annual report, the ADSs are traded in the over-the-counter market, which is a less liquid market. There can be no assurance that the ADSs will continue to trade in the over-the-counter market or that any public market for the ADSs will exist in the future, whether broker-dealers will continue to provide public quotes of the ADSs, whether the trading volume of the ADSs will be sufficient to provide for an efficient trading market, whether quotes for the ADSs may be blocked in the future or that we will be able to relist the ADSs on a securities exchange. Trading prices of the ADSs or our preferred shares bear no relationship to the actual recovery, if any, by their holders in the context of our Chapter 11 cases. Due to these and other risks described in this annual report, trading in the ADSs or our preferred shares during the pendency of our Chapter 11 cases poses substantial risks and we urge extreme caution with respect to existing and future investments in these securities.

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

Overview

GOL is one of Brazil’s largest domestic airlines by market share, one of the largest low-cost carriers globally, the leading low-cost carrier in South America and a pioneer in the low-cost carrier model in South America Our strategy and business model allow us to adapt our supply to fluctuations in demand. Since our inception in 2001, we have had a strategic focus on sustainability and have been preparing ourselves to successfully operate in highly competitive business environments.

Founding

GOL was founded in 2000 and initiated operations in 2001, when entrepreneur Constantino de Oliveira Junior pioneered the low-cost carrier concept in Brazil. Constantino de Oliveira Junior has been key to GOL’s success, first as chief executive officer and, since 2012, as chairman of our board of directors. He continues to be the leading figure at GOL, both in helping set strategic direction and in his close supervision of and daily interaction with senior management. In March 2023, we concluded the corporate reorganization described in that certain master contribution agreement, entered into by certain principal shareholders of Avianca’s holding company, pursuant to which Abra Mobi LLP (controlled by the Constantino family) holds 50% voting control over us and Abra Kingsland LLP (controlled by Kingsland International Group S.A.) holds the other 50% voting control. Our corporate governance practices include a board of directors with a majority of independent members, a highly experienced executive management team and an independent audit committee.

Operating Data Highlights

The following tables set forth our main operating performance indicators as of the dates and for the periods presented:

	December 31,
	2022	2023

Operating aircraft at year end	110	101
Total aircraft at year end	146	141
Revenue passengers carried (in thousands)(1)	27,269	30,818
RPKs (in millions)(1)	32,628	35,316
ASKs (in millions)(1)	40,789	43,055
Load factor	80.0%	82.0%
Aircraft utilization (block hours per day)	11.0	11.7
Average fare (R$)	504	520
Passenger revenue yield per RPK (R$ cents)	43.4	44.1
PRASK (R$ cents)	34.7	40.0
RASK (R$ cents)	37.3	43.6
CASK (R$ cents)	35.9	35.8
CASK ex-fuel (R$ cents)	20.5	22.0
Adjusted CASK (R$ cents)(2)	34.1	35,6
Adjusted CASK ex-fuel (R$ cents)(2)	18.7	21.7
Departures	202,086	223,076
Departures per day	553	611
Average stage length (kilometers)	1,143	1,087
Active full-time equivalent employees at year end	14,048	13,837
Fuel liters consumed (in millions)	1,113	1,213
Average fuel expense per liter (R$)	5.81	4.91

_____________

(1)	Source: National Civil Aviation Agency (Agência Nacional de Aviação Civil), or ANAC.
(2)	We calculate adjusted CASK as CASK excluding non-recurring results, net and expenses related to fleet and labor idleness.

Recent Developments

Chapter 11 Cases

On January 25, 2024, the Debtors filed voluntary petitions for relief under Chapter 11 of title 11 of the United States Code (11 U.S.C. § 101, et. seq.) in the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No. 24-10118 (MG). For information on the risks and uncertainties associated with our Chapter 11 cases, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Chapter 11 Cases.”

The Chapter 11 cases were filed with a US$950 million Debtor-in-Possession, or DIP, financing commitment from certain Abra stakeholders, which was approved by the Bankruptcy Court on an interim basis on January 29, 2024. On February 28, 2024, the Bankruptcy Court approved the DIP on a final basis in an amount of up to US$1 billion, which included an incremental US$50 million provided by certain holders of GOL’s 8.00% senior secured notes due 2026. As of the date of this annual report, the Debtors have drawn all amounts under the DIP financing. The DIP financing is subject to certain contractual commitments.

Abra Transaction

In May 2022, MOBI Fundo de Investimento em Participações Multiestratégia (previously MOBI Fundo de Investimento em Ações Investimento no Exterior), or MOBI, entered into a master contribution agreement, which was subsequently amended and restated in February 2023, with certain principal shareholders of Avianca’s holding company. Pursuant to this master contribution agreement, in March 2023, MOBI contributed its shares in GOL to a holding company structure named Abra Group Limited, which subsequently transferred these shares in GOL to Abra Mobi LLP and Abra Kingsland LLP. As of the date of this annual report, Abra Mobi LLP (controlled by the Constantino family) holds 50% voting control over us and Abra Kingsland LLP (controlled by Kingsland International Group S.A.) holds the other 50% voting control; Abra Group Limited continues to hold the entirety of the economic rights of the shares in GOL that it received from MOBI.

Senior Secured Notes 2028 and Exchangeable Senior Secured Notes 2028

In March 2023, Abra Global Finance, a finance subsidiary of Abra Group Limited, committed to purchase our senior secured notes due 2028 and exchangeable senior secured notes due 2028, in each case secured by certain Smiles intellectual property and the Smiles brand, as well as certain spare parts. A portion of the commitment comes from members of an ad-hoc group of secured and unsecured bondholders of GOL, who entered into a support agreement that will facilitate the investment in GOL by the Abra entities. The senior secured notes due 2028 accrue interest at a rate of 18.0% per annum payable semi-annually, of which 4.5% will be paid in cash and 13.5% will be paid in kind and will be issued for up to an aggregate principal amount of US$1.4 billion. In October 2023, Abra Group Limited exchanged these senior secured notes due 2028 for exchangeable senior secured notes due 2028, which can be paid at maturity in cash or can be exchanged by Abra into 991.951.681 preferred shares of Gol. Following the execution of the amendment to the support agreement and the delivery by the members of an ad-hoc group of GOL bonds pursuant to the support agreement, the members of an ad-hoc group delivered 83% of the outstanding exchangeable senior notes due 2024, 47% of the outstanding senior notes due 2025, 61% of the outstanding senior secured notes due 2026 and 10% of the outstanding perpetual notes.

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

In 2022 and 2023, we transported over 27.9 million and 30.2 million passengers, respectively, in the domestic market and had a market share of 33.7% and 33.3%, respectively, as measured by RPKs.

We use our dominant market position at our main hubs to support traffic by offering connecting flights to our customers throughout our network.

Under our business model and route network, we have flexibility to increase direct flights during the high season because we have a dominant position in main high-density airports, and to increase connecting flights during the low travel season to increase load factors.

The following tables sets forth our leading market share in 2022 and 2023 in the most economically important states and our market share in domestic passenger air traffic at the busiest airports in Brazil, which are the airports expected to lead the recovery of the Brazilian airline industry:

2022

Main Brazilian Airports (by domestic passengers)(1)	State	State Share of Brazilian GDP(2)	GOL’s Share of Airport’s Total Domestic Flights(3)	Domestic Passengers(1) (in thousands)
				Total	GOL	GOL’s Share
São Paulo (CGH)	São Paulo	31.2%	40.6%	18,158	7,960	43.8%
São Paulo (GRU)			34.5%	23,719	8,600	36.3%
Campinas (VCP)			3.5%	11,206	452	4.0%
Rio de Janeiro (SDU)	Rio de Janeiro	9.9%	32.3%	10,187	3,592	35.3%
Brasília (BSB)	Distrito Federal	3.5%	37.9%	13,045	5,378	41.2%
Belo Horizonte (CNF)	Minas Gerais	9.0%	16.0%	9,216	1,886	20.5%
Porto Alegre (POA)	Rio Grande do Sul	6.2%	28.3%	6,361	2,022	31.8%
Salvador (SSA)	Bahia	4.0%	41.3%	6,329	3,121	49.3%
Recife (REC)	Pernambuco	2.5%	17.4%	8,462	1,817	21.5%
Fortaleza (FOR)	Ceará	2.2%	33.0%	5,514	1,970	35.7%
Main Airports		68.6%	28.7%	112,197	36,798	32.8%

19

2023

Main Brazilian Airports (by domestic passengers)(1)	State	State Share of Brazilian GDP(2)	GOL’s Share of Airport’s Total Domestic Flights(3)	Domestic Passengers(1) (in thousands)
				Total	GOL	GOL’s Share
São Paulo (CGH)	São Paulo	30.2%	38.9%	22,387	9,859	44.0%
São Paulo (GRU)			35.2%	27,347	9,672	35.4%
Campinas (VCP)			3.5%	11,399	460	4.0%
Rio de Janeiro (SDU)	Rio de Janeiro	10.5%	34.1%	11,454	4,354	38.0%
Rio de Janeiro (GIG)			57.3%	4,311	2,271	63.1%
Brasília (BSB)	Distrito Federal	3.2%	37.9%	14,270	5,734	40.2%
Belo Horizonte (CNF)	Minas Gerais	9.5%	18.0%	10,015	2,269	22.7%
Porto Alegre (POA)	Rio Grande do Sul	6.5%	28.4%	7,128	2,195	30.8%
Salvador (SSA)	Bahia	3.9%	47.2%	6,898	3,664	53.1%
Recife (REC)	Pernambuco	2.5%	15.7%	8,724	1,762	20.2%
Main Airports		66.2%	30.4%	123,933	42,691	34.4%

_____________

(1)	According to ANAC data for departures and arrivals.
(2)	According to the IBGE, last updated in 2021.
(3)	Our market share of the total number of domestic departures and arrivals based on ANAC data for departures and arrivals for the respective year.

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

Because we understand that efficient and punctual operations are important to our customers, we strive to offer high rates of on-time performance and a high completion factor, as well as low rates of mishandled baggage, as set forth in the following table:

	2022	2023
On-time departures	88.9%	89.8%
Flight completion	99.2%	98.4%
Lost baggage (per 1,000 passengers)	2.36	2.53

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

Since December 31, 2022, all of our aircraft had Wi-Fi installed, which is an additional and increasing source of revenue.

Mileage Program, Cargo and Other Revenues

Mileage program, cargo and other revenues include revenues from our GOLLOG services as well as from our Smiles loyalty program.

We make efficient use of extra capacity in our aircraft by carrying cargo, through GOLLOG. Our 85 flight destinations throughout Brazil, South America, the Caribbean and the United States provides us access to multiple locations in each region. With our capacity of approximately 611 average daily flights, we can ensure quick and reliable cargo delivery for our customers.

GOLLOG has developed an extensive portfolio of express services to meet the growing demand for door-to-door deliveries, fixed deadlines and additional optional services. We intend to increase our efforts in express delivery services by further strengthening our logistics capability, mainly by expanding our ground distribution network, increasing our commercial efforts and using innovation and technology to facilitate the boarding and tracking of cargo and to provide automatic updates to order status. Following is an overview of GOLLOG’s portfolio of services:

•	GOLLOG Saúde was designed to serve the healthcare industry. To enhance GOLLOG Saúde’s services, we invested in a cold storage warehouse at the Guarulhos airport to maintain temperature-controlled cargo prior to boarding. Net revenue generated by GOLLOG Saúde increased over 179% in 2023, as compared to 2022.
•	GOLLOG Urgente provides what we believe to be the fastest delivery option within Brazil, offering same-day deliveries for short routes, and has been an important component in GOLLOG maintaining its revenue yield.
•	GOLLOG Rápido, CHEGOL and CHEGOL Mini provide a range of cost-effective express delivery solutions for customers.

Our Smiles loyalty program, with 22,6 million members as of December 31, 2023, provides us with significant revenues derived from the redemption and expiration of miles. In addition, our Smiles loyalty program provides an incentive for customer air travel bookings, thereby boosting ticket sales and our number of repeat customers.

Aircraft Fleet

In 2023, we advanced our fleet transformation plan to replace Boeing 737 Next Generation aircraft with Boeing 737 MAX aircraft. As of the date of this annual report, our fleet comprises 97 Boeing 737 Next Generation aircraft and 44 Boeing 737-8 MAX aircraft.

For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and the Brazilian Airline Industry—We rely on one manufacturer for our aircraft and engines and any negative developments relating to the Boeing 737 MAX aircraft would materially and adversely affect us.”

The following table sets forth the composition of our total and operating fleet as of the dates indicated:

	As of December 31,
	Seats	2022	2023
B737-700 NG	138	20	16
B737-800 NG	186	2	6
B737-800 NG Short-Field Performance	186	86	75
B737-8 MAX	186	38	44
Total fleet		146	141
Operating fleet		142	137

As of December 31, 2023, our 137 leases without purchase options had an average remaining term of 107 months.

Under our lease agreements without purchase options, we are required to return the aircraft and engine in the agreed condition at the end of the lease term and may be required to maintain maintenance reserve payments or pay maintenance deposits during the term of the lease. Title to the aircraft remains with the lessor. We are responsible for the maintenance, servicing, insurance, repair and overhaul of the aircraft during the term of the lease.

The average age of our operating fleet as of December 31, 2023 was 10.4 years. The average daily utilization rate of our fleet was 10.0 block hours in 2021, 11.0 block hours in 2022 and 11.7 block hours in 2023.

Our Boeing 737-700/800 Next Generation aircraft are fuel-efficient and reliable and suit our cost-efficient operations well because they:

•	have comparatively standardized maintenance routines;
•	require just one type of standardized training for our crews;
•	use an average of 7% less fuel than other aircraft of comparable size, according to Boeing; and
•	have one of the lowest operating costs in their class.

In addition to being cost-efficient, the Boeing 737-700/800 Next Generation aircraft are equipped with advanced technology that promotes flight stability, provides a comfortable flying experience for our customers and provides 13% lower CO2 emissions than other aircraft models. Our single fleet operating model is central to our strategy, and we would only introduce a new type of aircraft to our fleet if, after careful consideration, we determine this would reduce our operating costs or if we were required to do so due to operational or delivery challenges beyond our control. Our Boeing 737 MAX aircraft:

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

As of December 31, 2023, we had an order book of 64 Boeing 737-8 MAX and 37 Boeing 737-10 MAX aircraft, representing present value commitments of US$3,888.9 million (R$18,827.7 million, considering the U.S. dollar selling rate as of December 31, 2023, as reported by the Central Bank) for delivery through 2030. We are the main client of Boeing 737 MAX aircraft in South America and one of the eight largest in the world. As a result of our order book, we believe that the average age of our operating fleet, 10.4 years as of December 31, 2023, will be reduced by 2025, leading to lower maintenance costs and fuel consumption and, as a result, reduced greenhouse gas emissions.

Fleet Plan

The following table sets forth our year-end projected operating fleet through 2026 as of the date of this annual report. The aforementioned fleet plan is under review and will be subject to the Bankruptcy Court’s approval under the Chapter 11 cases:

Projected Fleet Plan	2024	2025	2026
Boeing 737-700 NG	12	10	6
Boeing 737-800 NG	72	61	48
Boeing 737 MAX	58	71	89
Total	142	142	143

In addition to the uncertainties arising from the Chapter 11 cases, changes in price or competitive conditions or unexpected demand changes may change our fleet plans.

Sales and Distribution

Our customers can purchase tickets directly from us through a number of different channels, including our website through our booking web services, our call center, at airport ticket counters and, to a lesser extent, global distribution systems (GDS). In August 2021, we switched our passenger service system to Sabre, which is one of the most used by airlines.

Our low-cost business model utilizes internet ticket sales as the primary distribution channel, especially in the local market. In 2022 and 2023, approximately 92% of our passenger revenue, whether directly from customers or through travel agents, were booked online, making us a global leader in this area.

In addition, our customers can purchase tickets indirectly through travel agents, which are a widely used travel service resource. In 2022 and 2023, travel agents provided us with distribution outlets in approximately 50 and 64 different countries, respectively. GDS allows us access to a large number of tourism professionals who are able to sell our tickets to customers around the world and enables us to enter into interline agreements with other airlines to offer more flights and connection options to our passengers, which adds incremental international passenger traffic.

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

Yield Management

Yield management involves the use of historical data and statistical forecasting models to provide information about our markets and guidance on how to compete to maximize our net revenue. It forms the backbone of our revenue generation strategy and is strongly linked to our route and schedule planning and our sales and distribution methods. Yield management has also improved our pricing strategies and revenue management as a result of the automation our processes and use of robust platforms and advanced analytics tools. Our yield management practices enable us to react quickly in response to market changes. For example, our yield management systems are instrumental in helping us to identify the flight times and routes for which we offer promotions. By offering lower fares for seats that our yield management indicates would otherwise remain unsold, we capture additional revenue and also stimulate customer demand.

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

To conduct maintenance on aircraft and aircraft components, we must be certified as a “maintenance organization.” This certification is granted by the country where the respective aircraft or components are operated. In Brazil, the certification is granted by ANAC and in the United States it is granted by the FAA. Therefore, in order to work on aircraft and aircraft components operating in the European Union, we would need a certification granted by EASA. However, in 2016, ANAC and EASA signed a bilateral agreement for the recognition of certifications granted by one another so that, after undergoing a validation process, Brazilian maintenance organizations can conduct maintenance on aircraft and aircraft components operating in the European Union and maintenance organizations in the European Union can do the same with regards to aircraft and aircraft components operating in Brazil. Our Aircraft Maintenance Center underwent the validation process of ANAC certification for EASA and is now authorized to conduct maintenance on aircraft and aircraft components operating in the European Union as if it were an entity directly certified by EASA. Some of the benefits of this validation are the recognition of the quality standards of our Aircraft Maintenance Center’s services and new maintenance opportunities, including servicing aircraft and aircraft components under redelivery or sub-leasing to European Union member states, servicing that would have previously been outsourced. This implies possible cost reductions for us when we return or sub-lease aircraft and generates additional revenues from services on the aircraft and aircraft components of European airlines.

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

Fuel

Our fuel costs were R$6,288.4 million and R$5,950.4 million in 2022 and 2023, representing 43% and 39% of our total operating costs and expenses, respectively. In 2022 and 2023, we purchased nearly all of our fuel from Petrobras Distribuidora. In addition to Petrobras Distribuidora, there are two other fuel suppliers in Brazil. Fuel prices under our contracts were re-set on average 45 days and comprise a variable and a fixed component. The variable component is defined by the refinery and follows international crude oil price fluctuations and the real/U.S. dollar exchange rate. The fixed component is a spread charged by the supplier and is usually a fixed cost per liter during the term of the contract. We operate a tankering program under which we fill the fuel tanks of our aircraft in regions where fuel prices are lower. We also provide our pilots and flight dispatchers with training in fuel management techniques, such as carefully selecting flight altitudes to optimize fuel efficiency.

The following chart summarizes our fuel consumption and costs for the periods indicated:

	Year ended December 31,
	2022	2023
Fuel liters consumed (in millions)	1,113	1,213
Total fuel cost (in millions)	R$6,288.3	R$5,950.4
Average price per liter	R$5.81	R$5.05
% change in price per liter	66.0%	(13)%
Percent of total operating costs and expenses	43.1%	38.5%
ASK/liter consumed	36.63	35.49

We continuously invest in initiatives to reduce fuel consumption, including the following:

•	Required Navigation Performance (RNP – AR): Precision approaches guided through a satellite navigation system that enables pilots to control aircraft in flight even in the case of low visibility, reducing dependence on air-to-ground navigation and shortening length of flight, which reduces fuel consumption and improves accessibility at airports such as Santos Dumont Airport in Rio de Janeiro.
•	Auxiliary Power Unit (APU): This is an auxiliary aircraft engine used to generate power and air conditioning when the main engines are not in use, usually in cases of long stops at airports or overnight use by maintenance. The APU OFF project was based on a consumption reduction opportunities study aimed to allow aircraft to be charged with an external power source (GPU – Ground Power Unit and ACU – Air Conditioning Unit) instead of using the aircraft’s resources, in locations where this service is available. Whenever possible, the APU OFF for aircraft in transit is applied prior to selecting APU INOP aircraft and flights with long ground time, reducing fuel consumption and preserving aircraft resources.
•	Aircraft Communication Addressing Reporting System (ACARS): This is a satellite communication system that permits the exchange of data between aircraft and ground communication outlets during flights and allows for more assertive communication and anticipated shared decision making processes, minimizing route deviations and ensuring operational efficiency.
•	Onboard Performance Tool: Boeing’s application enables airline flight crew and dispatchers to run real-time optimized takeoff and landing performance calculations. The benefits that come from this optimization are payload maximization, reduced engine maintenance costs and fuel savings.

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

Insurance

We maintain passenger and third-party liability insurance in amounts consistent with international industry practice and we insure our aircraft fleet against losses and damages on an “all risks” basis. We have obtained all insurance coverage required by the terms of our leasing agreements and in accordance with national and international insurance regulations and the requirements promulgated by the governmental and civil aviation authorities in each country in which we operate. We believe our insurance coverage is consistent with airline industry standards in Brazil and is appropriate to protect us from material loss in light of the activities we conduct. For more information on the insurance-related risks we face, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and the Brazilian Airline Industry—We may be adversely affected by events out of our control.”

Partnerships and Alliances

General

We have forged tailor-made relationships with key industry players, including American Airlines in the United States and Air France – KLM in Europe.

Our robust market positioning enables us to successfully negotiate multiple partnerships with major carriers worldwide, primarily through codeshare and interline agreements. The additional passenger inflows generated by these partnerships enhance our revenues with minimal incremental costs.

As of December 31, 2023, we had 14 codeshare agreements with Aerolíneas Argentinas, AeroMéxico, Air Canada, Air Europa, Air France, American Airlines, Avianca, Copa Airlines, Emirates, Ethiopian Airlines, KLM, TAP TAAG Linhas Aéreas de Angola and Turkish Airlines, 15 frequent flyer agreements and 40 interline agreements.

American Airlines

In February 2020, we announced our new codeshare agreement with American Airlines. This codeshare agreement enables our customers to travel seamlessly to more than 30 destinations in the United States. Our codeshare flights operate in our international hubs in São Paulo (Guarulhos) and Rio de Janeiro (Galeão), integrating 34 Brazilian and international routes.

In September 2021, we announced the expansion of our commercial cooperation with American Airlines, through an exclusive codeshare agreement that has strengthened the relationship between the two airlines. As part of our agreement with American Airlines, in 2022, we received an equity investment of US$200 million from American Airlines. Our Smiles and American Airlines’ AAdvantage loyalty programs are partners in one of the largest frequent flyer programs in the Americas with enhanced benefits that began in the first half of 2022. These include access for loyalty members to benefits such as priority check-in, priority security, priority boarding, a larger checked baggage allowance and preferred seats on both airlines. Customers may earn and redeem frequent flyer miles on both airlines.

Air France – KLM

We have a long-term strategic partnership for commercial cooperation with Air France – KLM. Our partnership covers a significant portion of demand between Brazil and Europe and provides exclusive benefits to our customers. In addition, Air France – KLM is an important MRO service provider for our operations.

In October 2023, we and Air France – KLM group announced the renewal of the strategic partnership for the next 10 years. From January 1, 2024, until the date of this annual report, 17% of passengers travelling to Brazil with Air France – KLM connect via GOL flights, and over two million passengers have already benefited from this partnership.

As part of this renewed partnership, we and Air France – KLM will continue to invest in enhancing the customer experience and creating a more integrated product. Customers will benefit from an optimized network between Europe and Brazil, covering over 80 European destinations and 45 Brazilian destinations.

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

The following table sets forth the historical market shares on domestic routes, based on revenue passenger kilometers, of the main airlines in Brazil for each of the periods indicated:

Domestic Market Share — Scheduled Airlines	2022	2023
GOL	33.7%	33.4%
LATAM Brasil	36.5%	37.7%
Azul Airlines	29.3%	28.3%
Others	0.5%	0.5%

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

The following tables set forth the 2022 and 2023 market share of major airlines on Latin American routes to/from Brazil, as measured by RPKs:

2022 International Market Share – Airline	RPKs (millions)	Market Share
LATAM Airlines Group(1)	20,483	50.2%
Azul Airlines(2)	5,032	12.3%
Copa Airlines	4,729	11.6%
AeroMéxico	4,042	9.9%
GOL	2,473	6.1%
Avianca Holdings(3)	1,661	4.1%
Aerolíneas Argentinas	1,349	3.3%
Sky Airlines	647	1.6%
BOA Boliviana	276	0.7%
Viva Air	115	0.3%
Total	38,562	100.0%

2023 International Market Share – Airline	RPKs (millions)	Market Share
LATAM Airlines Group(1)	29,106	51.9%
Azul Airlines(2)	8,086	14.4%
Copa Airlines	5,396	9.6%
AeroMéxico	4,216	7.5%
GOL	3,385	6.0%
Avianca Holdings(3)	2,411	4.3%
Aerolíneas Argentinas	1,955	3.5%
Sky Airlines	1,177	2.1%
BOA Boliviana	335	0.6%
Viva Air	45	0.1%
Total	56,112	100.0%

_____________

Source: ANAC.

(1)	Includes LATAM Brasil, LAN Chile, LAN Peru, LAN Argentina, TAM MERCOSUR and LATAM Ecuador.
(2)	Includes Two Táxi Aéreo.
(3)	Includes Avianca Holdings and TACA Peru.

Loyalty Program: Smiles

Overview

Smiles is one of the largest coalition loyalty programs in Brazil, with 22,6 million members as of December 31, 2023. Our Smiles business model is based on a pure coalition loyalty program comprising a single platform for accumulating and redeeming miles through a broad network of commercial and financial partners.

The Smiles loyalty program allows members to accumulate miles through (i) flights with GOL and our international partners, (ii) all the significant Brazilian commercial banks that issue credit cards, including through co-branded cards issued by Banco Bradesco, Banco do Brasil and Santander, (iii) a broad network of retail partners, including Localiza, the largest car rental agency in Brazil, global hotel chain Accor Hotels and Smiles Travel Agency, among others, (iv) direct customer purchases of miles and (v) purchases of miles and benefits through Clube Smiles (Smiles Club). We are Smiles’ primary redemption partner but members may also redeem miles for products and services from commercial partners.

Commercial Partners

Smiles’ network of commercial partners comprises airlines, financial institutions, travel agencies, hotels, car rental agencies, gas stations, passenger transport, cruises, travel insurance, parking lot operators, among others.

•	Financial Institutions. Smiles has commercial partnership agreements with dominant players in the Brazilian banking sector. Smiles sells miles to these commercial partners, which distribute them proportionately to credit card spending by cardholders who are Smiles loyalty program members. Smiles also sells miles for co-branded credit cards issued by Banco Bradesco, Banco do Brasil and Santander. In 2019, Smiles signed agreements with important players in the digital banking/fintech segment: Nubank and C6 Bank. In 2022, Smiles signed an agreement with another digital bank: Pagol.

•	Travel Companies, Uber, Hotels and Car Rental Agencies. Smiles has partnership agreements with well-known domestic and international travel companies, hotels and car rental companies (Localiza and Rentcars). These partners include Smiles Travel Agency and Accor Hotels. These partnerships allow Smiles loyalty program members to accumulate miles at a variety of locations worldwide and throughout the course of their trips.
•	Brazilian Retailers and Distributors. Smiles has commercial agreements with important Brazilian retailers, including Polishop (a domestic electronics and merchandise retailer), Shell gas stations, Uber, Via Varejo online websites (Extra, Casas Bahia and Ponto Frio), Magazine Luiza/Netshoes (one of the largest home appliance retailers which is also one of the largest online retailers in Brazil), Fast Shop (a domestic electronics retailer), Renner (one of the largest clothing retailers in Brazil) and Petz (the largest petshop chain in Brazil).

Competition

Smiles faces competition in Brazil from frequent flyer programs, the loyalty programs of financial institutions and similar entities and other loyalty programs in general. Frequent flyer programs include LATAM Pass, from LATAM Airlines Group, and Tudo Azul, from Azul Airlines. Financial institution loyalty programs include the Esfera Program of Banco Santander (Brasil) S.A., the Program Points of Banco Itaú Unibanco S.A. and Livelo, a joint venture program between Banco do Brasil and Banco Bradesco. The majority of these programs allow members to transfer accumulated reward points to programs like the Smiles loyalty program.

If foreign loyalty programs enter the Brazilian market, Smiles may face additional competition but also new opportunities for commercial partnerships.

Smiles Take-in

In March 2021, shareholders of GOL and Smiles approved our corporate reorganization proposal that comprised a merger of Smiles shares with our shares. The merger, concluded in September 2021, increased the competitiveness of both our airline and loyalty program businesses and allowed us to reduce operating, administrative and financial costs and expenses and strengthen our capital structure. The synergies generated by this corporate reorganization are mainly related to reduction in certain tax expenses, improved yield and liquidity management, utilization of our accumulated net operating loss and retention of annual dividends to be invested in our operations. In March 2023, in the context of the Abra financing, we dropped certain Smiles-related assets down to a new subsidiary. For more information on the Abra financing, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

Cargo: GOLLOG

We are Brazil’s second largest cargo airline with a 26% market share in 2023 as measured by ATKs, and our cargo revenues increased 82% in 2023, as compared to 2022, representing 5.1% of our gross revenue in 2023. Through GOLLOG, we generate cargo revenue using the belly space on regularly scheduled passenger aircraft. Our cargo business has grown at higher rates than our passenger travel business, in large part because we count with an excellent and diversified base of clients in the B2B segment and e-commerce markets and are well-positioned to support this market’s expected growth as we forge and strengthen our client relationships. We are committed to delivering quality logistics solutions and believe our cargo business will be an increasingly important contributor to our financial performance.

Additionally, in the second half of 2022, we began cargo operations under a ten-year commercial agreement with Mercado Livre, which operates marketplaces for e-commerce and online auctions. These cargo operations, which are part of our investment to serve the needs of the growing Brazilian e-commerce market, will rely on a dedicated freighter fleet of six Boeing 737-800 BCF, two of which we received and began operating in 2022, and the other four we received and began operating in 2023. In addition, we have the option to add additional six cargo aircraft by 2025.

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

Industry Overview

Brazilian domestic air passenger demand, as measured by RPKs, increased 7.2% in 2023, as compared to 2022. Based on 2017 data, IATA estimated that the Brazilian domestic air passenger market would double its size in the next two decades, with the possibility to multiply its size by up to five times if Brazil adopts policies more favorable to the development of air transportation. According to ANAC, there were 63.8 million, 84.0 million and 93.4 million domestic passengers and 0.9 million, 4.3 million and 6.7 million international passengers on Brazilian carriers in Brazil (which excludes international carriers) in 2021, 2022 and 2023, respectively, of a total population of over 203 million, according to IBGE (2022 census). We believe we are the Brazilian airline best positioned to take advantage of the recovery in Brazilian domestic air travel as 87.2% of our revenues in 2023 derived from the domestic market.

Brazil has a relatively larger leisure customer base when compared to other large countries. This customer base has been the main pillar to sustain Brazilian domestic air traffic and provide faster demand recoveries when compared to other countries. In 2021, in light of developments relating to the COVID-19 global pandemic and resulting travel restrictions, passengers migrated their leisure expenditures to the Brazilian domestic travel market, thereby supporting domestic air traffic. In 2022, domestic air traffic gradually returned to close to pre-pandemic levels and capacity in 2022 reached 96.4% of 2019 capacity, as measured by ASKs. In 2023, the number of ASKs was the highest in the last 10 years, according to ANAC.

Long-distance travel alternatives in Brazil are limited given that there is poor road infrastructure and no passenger rail transportation. We believe that Brazil has significant potential for airlines in general and for low-cost airlines specifically to gain market share of travelers who would ordinarily travel by bus. Moreover, Brazil’s middle-class consumers are allocating a greater portion of their family incomes for vacation experiences, which explains the significant pick-up in demand for international air travel by Brazilians. South American countries, the Caribbean and the United States feature among the top ten most popular tourist destinations for Brazilians traveling abroad on vacation according to industry data.

According to the latest data collected by ANAC, flights between Rio de Janeiro and São Paulo, Brazil’s busiest city-pair accounted for 5.7% and 6.3% of all domestic passengers in 2022 and 2023, respectively. The following tables set forth information about the ten busiest routes for air travel in Brazil in 2022 and 2023:

2022

City Pair(1)	Passengers	Route Market Share
São Paulo – Rio de Janeiro(2)	4,773,518	5.7%
São Paulo (Congonhas) – Rio de Janeiro (Santos Dumont)	3,060,441	3.6%
São Paulo (Guarulhos) – Recife	1,573,797	1.9%
São Paulo (Congonhas) – Recife	1,193,848	1.4%
São Paulo (Guarulhos) – Porto Alegre	1,565,916	1.9%
São Paulo (Guarulhos) – Confins	1,265,864	1.5%
São Paulo (Congonhas) – Confins	1,538,855	1.8%
São Paulo (Congonhas) – Salvador	1,313,320	1.6%
São Paulo (Congonhas) – Brasília	1,616,305	1.9%
Rio de Janeiro (Santos Dumont) – Brasília	1,161,888	1.4%
São Paulo (Congonhas) – Porto Alegre	1,674,087	2.0%

2023

City Pair(1)	Passengers	Route Market Share
São Paulo – Rio de Janeiro(2)	5,893,967	6.3%
São Paulo (Congonhas) – Rio de Janeiro (Santos Dumont)	3,624,268	3.9%
São Paulo (Guarulhos) – Recife	1,770,528	1.9%
São Paulo (Guarulhos) – Porto Alegre	1,716,810	1.8%
São Paulo (Guarulhos) – Confins	1,399,682	1.5%
São Paulo (Congonhas) – Salvador	1,471,722	1.6%
São Paulo (Congonhas) – Confins	1,944,477	2.1%
São Paulo (Congonhas) – Floripa	1,262,347	1.4%
São Paulo (Congonhas) – Brasília	2,293,349	2.5%
São Paulo (Congonhas) – Curitiba	1,473,523	1.6%
São Paulo (Congonhas) – Porto Alegre	2,226,150	2.4%

_____________

Source: ANAC, 2022 and 2023.

(1)	Considers flights originating in either city of the pair.
(2)	Includes flights between Congonhas and Guarulhos to either Santos Dumont or Galeão airports.

Brazilian Civil Aviation Market Evolution

While industry capacity has historically served demand, in 2022 and 2023, the change rates in domestic revenue passenger kilometers were 28.3% and 7.2%, respectively, as compared to the change rates in domestic available seat kilometers of 29.9% and 5.2%, respectively. In 2022 and 2023, the domestic industry load factor was 79.4% and 80.9%, respectively.

Our domestic market share, as measured by RPKs, increased from 4.6% to 31.7% from 2001 to 2021 and was 33.7% in 2022 and 33.3% in 2023. In our two decades of operations, we increased demand for domestic air travel by almost 250%, which we call the “GOL effect.”

The following table sets forth domestic passenger traffic and available capacity for the periods indicated:

	2022	2023
Domestic passengers (millions)	84.0	93.4
ASKs (billions)	112.5	118.4
ASKs growth	29.9%	5.2%
RPKs (billions)	89.4	95.8
RPKs growth	28.3%	7.2%
Load factor	79.4%	80.9%

_____________

Source: ANAC, Dados Comparativos Avançados.

Regulation of the Brazilian Civil Aviation Market

Brazilian Aviation Authorities and Regulation Overview

Air transportation services are considered services of public interest and are subject to extensive regulation and monitoring in Brazil, including through the Brazilian Constitution, the Brazilian Aeronautical Code (Código Brasileiro de Aeronáutica) and rules issued by ANAC. The Brazilian Aeronautical Code and ANAC regulations set forth the main rules and regulations relating to airport infrastructure and operation, flight safety and protection, airline certification, lease structuring, burdening, disposal, registration and licensing of aircraft, crew training, concessions, inspection and control of airlines, civil liability of airlines and penalties in case of infringements.

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

Slots Policy

Domestic. Under Brazilian legislation, a domestic slot concession derives from a flight authorization by ANAC, which requires an airline to register a flight at coordinated airports. An “airport slot” provides that an airline can operate a landing or departure at a specific airport, time of a day and day of a week.

In June 2022, ANAC published Resolution No. 682/2022, which sets forth ANAC’s new slots policy. Resolution No. 682/2022 is essentially a Brazilian ratification of IATA’s slot recommendations in accordance with WASG – World Airport Slot Guidelines. Pursuant to Resolution No. 682/2022, on-time performance trends and slot usage are assessed in two annual seasons, following the IATA summer and winter calendars, between April and September and between October and March.

Congonhas airport in the city of São Paulo is a slot constrained airport, where slots must be allocated to an airline before it may begin operations there, following ANAC’s Resolution No. 682/2022. It is necessary to comply with a number of requirements to obtain and maintain a slot in the Congonhas airport, especially in business days. The Santos-Dumont airport in Rio de Janeiro is also a slot constrained airport with half-hourly shuttle flights between São Paulo and Rio de Janeiro. ANAC has imposed schedule restrictions in Congonhas and Santos Dumont airports, due to high air traffic and population density around the airport. Operating restrictions, including the prohibition of international flights’ operations and the prohibition of civil aircraft operations between 11:00 p.m. and 6:00 a.m. were imposed for Congonhas airport. No assurance can be given that these or other government measures will not have a material adverse effect on us due to slot distribution policies, taxes and airport operating hours.

The entities responsible for calculating airport capacity and approving increased air traffic are the airport operator and the Department of Airspace Control (Departamento de Controle do Espaço Aéreo) of the Brazilian Air Force. In September 2022, Congonhas airport administrator declared a capacity of 44 movements per hour beginning in summer 2023. We received four slots of this additional capacity to be operated beginning in summer 2023.

ANAC continues to consider operational efficiency (on-time performance and slot usage) as the main criteria for the allocation of slots. Under these rules, on-time performance and slot utilization are assessed in two annual seasons, following the IATA summer and winter calendars, between end of March and October and between end of October and March. With the introduction of Resolution No. 682/2022, new criteria can now be considered for the classification and slot distribution processes of new entrants. In addition, pursuant to Resolution No. 682/2022, slots can now be transferred unilaterally between qualifying airlines, allowing slots to be sold in a secondary market, under certain conditions and requirements.

In 2023, there were three effective IATA seasons: winter 2022 (the first post-pandemic season with no domestic slot waivers), summer 2023 (capacity increased in CGH) and winter 2023. In summer 2023, the slot utilization rule was changed from 90% (pre-pandemic standard) to 80% in Congonhas airport as per winter 2022.

Airport Infrastructure

INFRAERO or private companies known as concessionaires, or the airport administrator, as applicable, are in charge of managing, operating and controlling the main airports in Brazil, including some control towers and airport safety operations.

Smaller, regional airports may belong to states or municipalities within Brazil and, in such cases, are often managed by local governmental entities or by concessionaires.

The use of certain areas within federal airports, such as hangars and check-in counters, is subject to a concession by the airport administrator. If there is more than one applicant for the use of a specific airport area, the airport administrator may conduct a public bidding process. For privatized airports, operators may freely negotiate all commercial areas according to their own criteria; there is no requirement that a public bidding be held in the event there is more than one applicant for the use of a specific airport area. However, ANAC must approve the agreement between the airport operator and the third party or the relevant investment in the commercial area.

We have renewable concessions with terms varying from one to five years from airport administrators to use and operate all of our facilities at each of the major airports that we serve. Our concession agreements for our passenger service facilities, which include check-in counters and ticket offices, operations support areas and baggage service offices, contain provisions for periodic adjustments of the lease rates and the extension of the concession term.

In 2023, AENA, a Spanish airport operator, took over 11 airports of INFRAERO, including Congonhas. As part of this public contract “AENA” has to upgrade and expand the terminal building of Congonhas and other airports by 2028. These airport upgrade plans do not require contributions or investments by Brazilian airlines. Future impacts on landing fees and taxes are regulated by the concession contract and depend on levels of quality (Q Factor) to be achieved by the concessionaire and we do not expect any relevant impacts to our business operations.

The following tables set forth the number of passengers at the ten busiest airports in Brazil in 2022 and 2023:

2022

Airport	Number of passengers inbound and outbound(1)
(in thousands)
São Paulo – Guarulhos	34,394
São Paulo – Congonhas	18,158
Brasília	13,446
Rio de Janeiro – Santos Dumont	10,187
Belo Horizonte – Confins	9,429
Campinas – Viracopos	11,917
Recife	8,631
Porto Alegre	6,622
Salvador	6,505
Fortaleza	5,748

2023

Airport	Number of passengers inbound and outbound(1)
(in thousands)
São Paulo – Guarulhos	41,214
São Paulo – Congonhas	22,387
Brasília	14,829
Campinas – Viracopos	12,350
Rio de Janeiro – Santos Dumont	11,454
Belo Horizonte – Confins	10,393
Recife	9,031
Rio de Janeiro–- Galeão	7,879
Porto Alegre	7,532
Salvador	7,193

_____________

Source: ANAC.

(1)	Considers domestic and international departures and arrivals from main Brazilian airports.

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

Airport Privatizations

As of December 31, 2022 and December 31, 2023, there were 59 airports privatized in Brazil.

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

Following are the airports represented by the blocks auctioned from 2019 to 2023: Block Southeast (Vitória (VIX), Macaé (MEA)); Block Midwest (Alta Floresta (AFL), Sinop (OPS), Cuiabá (CGB), Rondonópolis (ROO)); Block Northeast (Juazeiro do Norte (JDO), Campina Grande (CPV), João Pessoa (JPA), Recife (REC), Maceió (MCZ), Aracaju (AJU)); Block South (Curitiba (CWB), Foz do Iguaçu (IGU), Navegantes (NVT), Londrina (LDB), Joinville (JOI), Bacacheri (BFH), Pelotas (PET), Uruguaiana (URG), Bagé (BGX)); Block Central (Goiânia (GYN), São Luís (SLZ), Teresina (THE), Palmas (PMW), Petrolina (PNZ), Imperatriz (IMP)); Block North (Manaus (MAO), Porto Velho (PVH), Rio Branco (RBR), Cruzeiro do Sul (CZS), Tabatinga (TBT), Tefé (TFF), Boa Vista (BVB)); Block Aviação Geral (Campo de Marte – São Paulo (RTE), Jacarépagua – Rio de Janeiro (RRJ)); Block North II (Belém (BEL), Macapá (MCP)); and Block SP/MS/PA/MG (Congonhas – São Paulo (CGH), Campo Grande (CGR), Corumbá (CMG), Ponta Porã (PMG), Santarém (STM), Marabá (MAB), Parauapebas (CKS), Altamira (ATM), Montes Claros (MOC), Uberaba (UBA), Uberlândia (UDI)).

While we expect that these privatizations will provide for space expansion and improved quality of services in these airports, we cannot foresee how these privatizations will affect our operations.

Concession for Air Transportation Services

According to the Brazilian Constitution, the Brazilian government is responsible for public services related to airspace, as well as airport infrastructure, and may provide these services directly or through third parties under concessions or authorizations. According to the Brazilian Aeronautical Code and regulations issued by CONAC, the license to operate air transportation services is granted by ANAC. The applicant is required by ANAC to have met certain economic, financial, technical, operational and administrative requirements in order to be granted such license. Additionally, a license applicant must (i) be an entity incorporated under Brazilian law, with head offices and management in Brazil, (ii) have at minimum one aircraft registered with the Brazilian Aeronautical Registry (Registro Aeronáutico Brasileiro), or RAB, compatible with the service it intends to operate and (iii) have a valid airline operating certificate (Certificado de Operador Aéreo). ANAC has the authority to revoke a license for failure by the airline to comply with the terms of the Brazilian Aeronautical Code, the complementary laws and regulations and the terms of the concession agreement.

Our concession (the former type of authorization granted by the Brazilian government) was granted in January 2001 by the High Command of Aeronautics of the Ministry of Defense and was renewed in 2009 for an additional ten years with an expiration date of December 2019. In November 2019, through an act published in the Diário Oficial da União, our concession to operate was renewed, and will remain valid as long as we comply with the legal and technical conditions required by the Brazilian Constitution, laws, decrees and normative acts of ANAC. Our concession can also be terminated if, among other things, we fail to meet specified service levels, cease operations or declare bankruptcy.

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

We are a holding company that directly or indirectly owns shares of nine subsidiaries. Four of these subsidiaries are incorporated in Brazil: GLA; Smiles Fidelidade S.A.; Smiles Viagens e Turismo S.A; and GTX S.A. Our five other subsidiaries are offshore subsidiaries, namely: GOL Finance Inc., GAC Inc., or GAC, GOL Finance, Smiles Fidelidade Argentina S.A. and Smiles Viajes y Turismo S.A. GLA is our operating subsidiary, under which we conduct our air transportation business. GOL Finance Inc., GAC and GOL Finance are offshore companies established for the purpose of facilitating cross-border general and aircraft financing transactions. For more information on our organizational structure, see note 1.1 to our audited consolidated financial statements included elsewhere in this annual report.

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

In 2022 and 2023, 93.1% and 91.9% of our net revenues derived from passenger transportation revenues, and the remaining 7.4% and 8.1%, respectively, derived from other net revenue, principally from our cargo and mileage program redemption with other products and partners, as well as Smiles breakage revenue. In 2022 and 2023, 88.2% and 87.2% of our net revenues derived from our domestic operations and 11.8% and 12.8% from our international operations, respectively. We recognize passenger revenue, including revenue from Smiles’ loyalty program, which relates to the redemption of miles for GOL flight tickets, either when transportation is provided or when it is probable that the tickets sold will not be used. We recognize cargo revenue when transportation is provided.

The following table sets forth our main operating performance indicators in 2021, 2022 and 2023:

	Year ended December 31,
	2022	2023
Operating Data:
Load factor	80.0%	82.0%
Aircraft utilization (block hours per day)	11.0	11.7
Passenger revenue yield per RPK (R$ cents)	43.4	48.8
PRASK (R$ cents)	34.7	40.0
RASK (R$ cents)	37.3	43.6
Number of departures	202,086	223,076
Average number of operating aircraft	103	105

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

Our aircraft fuel expenses are higher than those of low-cost airlines in the United States and Europe because production, transportation and storage of fuel in Brazil depend on expensive and underdeveloped infrastructure, especially in the north and northeast regions of the country. In addition, taxes on jet fuel are high. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. The price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, varies significantly. The average price per barrel in 2022 was US$94.33, as compared to US$77.60 in 2023. As of December 31, 2023, the price per barrel of West Texas Intermediate crude oil was US$71.65. Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also linked to fluctuations in the exchange rate of the real against the U.S. dollar. Fuel costs represented 23%, 43% and 39% of our total operating costs and expenses in 2021, 2022 and 2023, respectively. In order to mitigate the effects of increases in fuel prices, we enter into short- to medium-term hedging arrangements. Our pricing and yield management strategy are also important in hedging our exposure to fuel price fluctuations as we are able to pass a significant portion of these fluctuations onto customers in the long-term and recapture approximately two-thirds of fuel costs through our yield management.

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

Our sales and marketing expenses include commissions paid to travel agents, fees paid for our own and third party reservation systems and agents, fees paid to credit card companies and advertising. Our distribution costs are lower than those of other airlines in Brazil on a per available seat kilometer basis because a higher proportion of our customers purchase tickets from us directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. We generate approximately 92% of our consolidated sales through our website and API systems, including internet sales through travel agents. For these reasons, we believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will continue in the foreseeable future.

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

Operating Segment

As of December 31, 2023, we have one operating segment: flight transportation.

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

In 2022, the positive effects on the Brazilian macroeconomic environment deriving from high vaccination rates and resumed economic activity following developments relating to the COVID-19 global pandemic in 2020 and 2021 were partially offset by increased political uncertainty during an election year. In December 2023, Brazil’s unemployment rate was 7.4%, which represented the lowest rate since 2015, according to the IBGE. Inflation in Brazil in 2023 was 4.62%, according to the IBGE.

We are materially affected by currency fluctuations, especially in the U.S. dollar/real exchange rate. In 2022 and 2023, 47.8% and 48.5% of our operating costs and expenses were denominated in, or linked to, U.S. dollars and, as such, were subject to exchange rate variations. We believe that our foreign exchange and fuel hedging programs partially protect us against short-term swings in the U.S. dollar/real exchange rate and in related fuel prices. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Exchange rate instability may materially and adversely affect us.”

Inflation also affects us and will likely continue to do so. In 2022 and 2023, 52.2% and 51.5% of our operating costs and expenses were denominated in reais, respectively, and many of our suppliers and service providers generally increase their prices to reflect Brazilian inflation rates.

The following table sets forth data for real GDP growth, inflation, interest rates, the U.S. dollar selling rate and crude oil prices as of and for the periods indicated:

	December 31,
	2022	2023
Real GDP growth (contraction)	2.9%	2.9%
Inflation (IGP-M)(1)	5.5%	(3.18)%
Inflation (IPCA)(2)	5.8%	4.62%
Period-end CDI rate	13.7%	13.0%
LIBOR rate(3)	4.7%	5.62%
Period-end exchange rate – US$1.00	R$5.218	R$4.841
Period-end appreciation (depreciation) of the real vs. the U.S. dollar	6.5%	7.2%
Average exchange rate – US$1.00(4)	R$5.163	R$4.984
Period-end West Texas intermediate crude (per barrel)	US$80.26	US$71.65
Period-end increase (decrease) in West Texas intermediate crude (per barrel)	6.7%	(10.7)%
Average period West Texas Intermediate crude (per barrel)	US$94.33	US$77.60
Average period increase (decrease) in West Texas Intermediate crude (per barrel)	40.1%	(17.7)%

_____________

Sources: Fundação Getulio Vargas, the Central Bank, IBGE and Bloomberg.

(1)	Inflation (IGP-M) is the general market price index measured by the Fundação Getulio Vargas.
(2)	Inflation (IPCA) is a broad consumer price index measured by IBGE.
(3)	Three-month U.S. dollar LIBOR (London inter-bank offer rate) as of the last date of the period.
(4)	Represents the average of the U.S. dollar selling rate in each year.

Results of Operations

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Demand in the Brazilian airline market, as measured by RPKs, increased 15.7% in 2023, as compared to 2022, due to an increase of 7.2% in domestic demand and an increase of a 47.7% in international demand. Capacity in Brazil, as measured by ASKs, increased 13.2% in the same period.

The following table sets forth domestic and international industry capacity and demand for the periods indicated:

Industry Capacity and Demand(1)	2022	2023	Change
ASKs (millions)	140,962	159,609	13.2%
Domestic	112,549	118,426	5.2%
International	28,413	41,183	44.9%
RPKs (millions)	113,187	130,944	15.7%
Domestic	89,377	95,770	7.2%
International	23,810	35,174	47.7%
Load Factor	80.3%	82.0%	1.7 p.p.
Domestic	79.4%	80.9%	1.5 p.p.
International	83.8%	85.4%	1.6 p.p.

_____________

Source: ANAC.

(1)	Considering only Brazilian companies.

In 2023, our total capacity increased 5.6% and total demand increased 8.2%, as compared to 2022, resulting in a total load factor of 82.0% , as compared to 80.0% in 2022. Our PRASK increased 15.5% in 2023, as compared to 2022, due to a combination of a 12.6% yield increase and an increase of 2.0 percentage points in load factor.

In 2023, our domestic capacity increased 2.9% as compared to 2022, while domestic demand increased 5.9% leading to a domestic load factor of 82.3%, 2.3 percentage points higher than in 2022. In 2023, our international capacity increased from 3,074.2 million ASKs in 2022 to 4,249.0 million ASKs in 2023, and international demand increased from 2,472.5 million RPKs in 2022 to 3,385.0 million RPKs in 2023, resulting in an international load factor of 79.7%.

The following table sets forth our domestic and international capacity and demand for the periods indicated:

GOL Capacity and Demand	2022	2023	Change (%)
ASKs (millions)	40,789	43,055	5.6%
Domestic	37,714	38,806	2.9%
International	3,075	4,249	38.2%
RPKs (millions)	32,627	35,316	8.2%
Domestic	30,154	31,931	5.9%
International	2,473	3,385	36.9%
Load Factor	80.0%	82.0%	2.0% p.p.
Domestic	80.0%	82.3%	2.3% p.p.
International	80.4%	79.7%	(0.8)% p.p.

_____________

Source: ANAC.

The following table sets forth certain data from our results of operations for the periods indicated:

	Year ended December 31,
	2022	2023
	(in millions of R$)
Net revenue
Passenger	14,153.1	17,251.5
Mileage program, cargo and other	1,045.6	1,522.5
Net revenue	15,198.7	18,774.0
Salaries, wages and benefits	(2,278.8)	(2,522.7)
Aircraft fuel	(6,288.4)	(5,950.4)
Landing fees	(777.3)	(901.2)
Aircraft, traffic and mileage servicing	(922.4)	(1,209.2)
Passenger service expenses	(882.8)	(811.7)
Sales and marketing	(817.4)	(918.6)
Maintenance, materials and repairs	(461.6)	(1,364.6)
Depreciation and amortization	(1,720.1)	(1,667.3)
Other income (expenses), net	(492.7)	(89.5)
Total operating costs and expenses	(14,641.6)	(15,435.0)
Income before financial income (expense), net and income taxes	557.1	3,339.0
Financial income	116.5	572.3
Financial expense	(3,516.9)	(4,245.0)
Derivative financial instruments	(2.6)	(1,800.3)
Income before exchange rate variation, net	(2,845.9)	(2,134.1)
Monetary and foreign exchange rate variation, net	1,328.2	1,177.3
Income (loss) before income taxes	(1,517.7)	(956.8)
Income taxes	(43.8)	(265.5)
Net income (loss)	(1,561.5)	(1,222.3)

Net Revenue

Net revenue increased 23.5%, from R$15,198.7 million in 2022 to R$18,774.0 million in 2023. On a unit basis, RASK increased 13.1%, from R$37.26 cents in 2022 to R$47.0 cents in 2023. This was due to an increase in yield as a result of increased fares and demand.

Operating Costs and Expenses

Operating costs and expenses increased 5.4%, from R$14,641.6 million in 2022 to R$15,435.0 million in 2023, mainly due to (i) an increase in the average price per liter of fuel and (ii) an increase in sales and marketing expenses related to demand recovery.

The following table sets forth a breakdown of our operating costs and expenses for the periods indicated:

	Year ended December 31,
	2022	2023	Change %
	(in thousands of R$)
Salaries, wages and benefits	(2,278.8)	(2,522.7)	10.7%
Aircraft fuel	(6,288.4)	(5,950.4)	(5.4)%
Landing fees	(777.3)	(901.2)	15.9%
Aircraft, traffic and mileage servicing	(922.4)	(1,209.2)	31.1%
Passenger service expenses	(882.8)	(811.7)	(8.1)%
Sales and marketing	(817.4)	(918.6)	12.4%
Maintenance, materials and repairs	(461.6)	(1,364.6)	195.6%
Depreciation and amortization	(1,720.1)	(1,667.3)	(3.1)%
Other income (expenses), net	(492.7)	(89.5)	81.8%
Total operating costs and expenses	(14,641.6)	(15,435.0)	5.4%

On a per unit basis, our CASK decreased 0.1%, from R$35.90 cents in 2022 to R$35.85 cents in 2023, and our CASK ex-fuel increased 7.6%, from R$20.48 cents in 2022 to R$22.03 cents in 2023. This was due to an increase in yield as a result of increased fares and demand.

The following table sets forth certain of our CASK components for the periods indicated:

	Year ended December 31,
Operating Costs and Expenses per Available Seat Kilometer	2022	2023	Change %
	(in cents of reais, except percentages)
Salaries, wages and benefits	5.59	5.86	4.8%
Aircraft fuel	15.42	13.82	(10.4) %
Landing fees	1.91	2.09	9.4%
Aircraft, traffic and mileage servicing	2.26	2.81	24.3%
Passenger service expenses	2.16	1.89	(12.5) %
Sales and marketing	2.00	2.13	6.5%
Maintenance, materials and repairs	1.13	3.17	180.5%
Depreciation and amortization	4.22	3.87	(8.3)%
Other income (expenses), net	1.21	0.21	(82.6)%
CASK	35.90	35.85	(0.1)%
CASK ex-fuel	20.48	22.03	7.6%
CASK ex-fuel, adjusted(1)	20.70	23.02	11.2%

_____________

(*)	Not meaningful.
(1)	Excluding results of sale and leaseback transactions.

Salaries, wages and benefits increased 10.7%, from R$2,278.8 million in 2022 to R$2,522.7 million in 2023, mainly due to the increase in labor contingencies and payroll annual increase. Salaries per available seat kilometer increased 4.9%, mainly due to the increase in available seat kilometers. We had 14,395 total employees as of December 31, 2023, representing a 2.8% decrease as compared to December 31, 2022.

Aircraft fuel expenses decreased 5.4%, from R$6,288.4 million in 2022 to R$5,950.4 million in 2023, mainly due to the reduction in jet fuel price or “QAV” and gains from tax incentives in regional operations combined with greater use of the new Boeing 737-MAX aircraft in our operations.

Landing fees increased 15.9%, from R$777.3 million in 2022 to R$901.2 million in 2023, mainly due to an increase in demand and departures. Landing fees per available seat kilometer increased 9.8%, due to the average readjustment in certain landing, navigation and stay fees and an increase in international fees, which are higher than domestic fees.

Aircraft, traffic and mileage servicing expenses increased 31.1%, from R$922.4 million in 2022 to R$1,209.2 million in 2023. Aircraft, traffic and mileage servicing expenses per available seat kilometer increased 24.2% due to the increase in available seat kilometers.

Passenger service expenses decreased 8.1%, from R$882.8 million in 2022 to R$811.7 million in 2023, mainly due to lower expenses related to accommodation and travel expenses resulted from flight cancellations. Passenger service expenses per available seat kilometer decreased 12.9% due to the same reasons.

Sales and marketing expenses increased 12.4%, from R$817.4 million in 2022 to R$918.6 million in 2023, due to the increase in the sales volume and commission expenses in the period. Sales and marketing expenses per available seat kilometer increased 6.5% due to the same reasons.

Maintenance, materials and repairs expenses increased 195.6%, from R$461.6 million in 2022 to R$1,364.6 million in 2023, mainly due to higher expenses for the return of six aircraft in the period. Maintenance, materials and repairs expenses per available seat kilometer increased 180.1% due to the same reasons.

Depreciation and amortization expenses decreased 3.1%, from R$1,720.1 million in 2022 to R$1,667.3 million in 2023, mainly due to the extension of the average useful life for depreciation of capitalized maintenance. . Depreciation and amortization expenses per available seat kilometer decreased 8.2% due to the same reasons.

Other expenses, net decreased 81.8%, from an expense of R$492.7 million in 2022 to an expense of R$89.5 million in 2023, mainly due to (i) other income in 2023 from sale leaseback transactions relating to twelve aircraft and six engines and (ii) an increase in 2023 in other expenses relating to tax claims. Other expenses, net per available seat kilometer decreased 82.8%, from R$1.21 cents to R$0.21 cents in 2023, due to the same reasons.

Net Financial Expense

Net financial expense increased 107.0%, from R$2,074.8 million in 2022 to R$4,295.8 million in 2023, as set forth in the following table:

	Year ended December 31,
	2022	2023	Change %
	(in millions of R$)
Interest and costs on loans and financing	(1,063.1)	(1,880.4)	76.9%
Interest on lease operations	(1,316.6)	(1,226.1)	(6.9)%
Monetary and foreign exchange rate variation, net	1,328.2	1,177.3	(11.4)%
Derivative results, net	(44.7)	(33.5)	(25.1)%
Interest on financial investments(1)	90.6	211.1	133.0%
Results from exchangeable senior notes and capped calls(2)	42.0	(1,766.8)	(4,306.7)%
Other financial expenses, net(3)	(1,111.2)	(777.4)	(30.0)%
Net financial expense	(2,074.8)	(4,295.8)	107.0%

_____________

(1)	Comprises gains and losses on financial investments.
(2)	Comprises unrealized gains and conversion rights from the exchangeable senior notes and losses on the related capped call transactions.
(3)	Comprises commissions, banking charges and interest on other operations, as well as interest on provisions for aircraft returns and others.

Interest expenses on our indebtedness increased 76.9%, from R$1,063.1 million in 2022 to R$1,880.4 million in 2023, mainly due to an increase in interest rates as a result of contracts indexed to floating rates such as LIBOR and the interbank deposit (depósito interbancário) rate, or DI rate. As of December 31, 2022, we had R$11,984.9 million in total indebtedness outstanding and, as of December 31, 2023, we had R$10,583.6 million in total indebtedness outstanding.

Interest expenses on lease operations decreased 6.9%, from R$1,316.6 million in 2022 to R$1,226.1 million in 2023, mainly due to (i) a decrease of R$1,766 million in lease liabilities outstanding as of December 31, 2023, as compared to as of December 31, 2022, and (ii) an increase in the average annual interest rate of right-of-use leases denominated in U.S. dollars, from 11.75% to 14.30%. As of December 31, 2022, we had R$11,207.0 million in lease liabilities outstanding and, as of December 31, 2023, we had R$9,441.4 million in lease liabilities outstanding.

Monetary and foreign exchange rate variation, net decreased 11.4%, from an income of R$1,328.2 million in 2022 to an income of R$1,177.3 million in 2023, mainly due to the 7.2% appreciation of the real against the U.S. dollar in 2023, as compared to a 6.5% appreciation in 2022.

Derivative results, net decreased 25.1%, from a loss of R$44.7 million in 2022 to a loss of R$33.5 million in 2023, mainly due to the 7.2% appreciation of the real against the U.S. dollar in 2023, as compared to a 6.5% appreciation in 2022.

Interest on financial investments increased 133.0%, from R$90.6 million in 2022 to R$211.1 million in 2023, mainly due to an increase in interest rates such as SOFR and the DI rate, which effects were partially offset by an increase of R$154.9 million in cash, cash equivalents and financial investments as of December 31, 2023, as compared to December 31, 2022. As of December 31, 2022 and 2023, we had a total of R$592.5 million and R$782.5 million in cash, cash equivalents and financial investments, respectively.

Results from exchangeable senior notes and capped calls changed from an income of R$42.0 million in 2022 to a loss of R$1,766.8 million in 2023, mainly due to the recognition of the fair value of the conversion portion of the exchangeable senior notes in the context of an embedded derivative under IFRS 9.

Income Taxes

Income tax increased 506.2%, from an expense of R$43.8 million in 2022 to an expense of R$265.5 million in 2023 mainly due to the estimated losses on doubtful accounts and write-off of non-realizable deferred income tax and social contribution.

Net Loss

As a result of the foregoing, our net loss decreased 21.7%, from R$1,561.5 million in 2022 to R$1,222.3 million in 2023.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For this discussion, see our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 21, 2023.

Segment Results of Operations

As of December 31, 2023, we have one operating segment: flight transportation. For more information, see “—Operating Segment” and note 4.23 to our audited consolidated financial statements included elsewhere in this annual report.

For a discussion of our segment results of operations in the year ended December 31, 2022 as compared to the year ended December 31, 2021, see our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 21, 2023.

B.	Liquidity and Capital Resources

Cash Flows

Operating Activities. We had an increase in our net cash flows from operating activities of R$1,821.7 million in 2023, as compared to R$2,168.8 million in 2022, mainly due to ticket price increases and decrease in QAV average price per liter, which effects were partially offset by variations on provisions for aircraft returns and fair value of derivatives. The main variations in our operating assets and liabilities were: (i) a decrease in advance ticket sales from R$832.1 million as of December 31, 2022 to R$(371.8) million as of December 31, 2023, mainly due to expired tickets and breakage provision, partially offset by prices increases; (ii) an increase in trade receivables from R$(44.5) million as of December 31, 2022 to R$63.3 million as of December 31, 2023, mainly due to prepayment of receivables in the context of recovering demand for air travel in 2023; and (iii) a decrease in taxes payable and salaries, wages and benefits from R$863.7 million as of December 31, 2022 to R$277.4 million as of December 31, 2023, due to the deferral of certain taxes that we will pay in installments over a period of five years. The effects of these variations were partially offset by a decrease in deposits from R$(307.8) million as of December 31, 2022 to R$(57.2) million as of December 31, 2023, mainly due to increased demand for air and the consequent increase in aircraft utilization.

Investing Activities. We had an increase in our net cash flows used in investing activities of R$872.0 million in 2023, as compared to R$787.5 million in 2022, which increase was mainly due to R$704.0 million in cash outflows from our acquisition of property, plant and equipment in 2023, as compared to R$645.1 million in 2022.

Financing Activities. We had a decrease in net cash flows used in financing activities of R$626.5 million in 2023, as compared to R$1,673.5 million in 2022, mainly due to R$2,048.1 million in 2023 in cash outflows for payments on lease obligations, as compared to R$2,357.3 million in cash outflows for payments on lease obligations in 2022, which effects were partially offset by approximately R$2 billion net in cash inflows mainly from 18.00% senior secured notes due 2028 and 18.00% exchangeable senior secured notes due 2028.

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

Our total liquidity, which we calculate as the sum of cash and cash equivalents, financial investments and accounts receivable, as of December 31, 2023, was R$1,626.8 million.

The following table sets forth certain key liquidity data as of the dates indicated:

	As of December 31,
	2022	2023
	(in millions of R$)
Real denominated	990.9	1,036.0
Cash and cash equivalents and financial investments	318.3	321.7
Short-term receivables	672.6	714.3
Foreign exchange denominated	489.3	590.8
Cash and cash equivalents and financial investments	274.2	460.8
Short-term receivables	215.1	130.0
Total	1,480.2	1,626.8

As of December 31, 2023, our cash and cash equivalents and financial investments totaled R$782.5 million, comprising R$323.9 million in cash and cash equivalents and R$458.5 million in financial investments.

As of December 31, 2023, we had negative working capital of R$10.0 billion, as compared to R$10.9 billion as of December 31, 2022, due to (i) a decrease in liabilities of advance ticket sales and mileage program, net of breakage and expired tickets; (ii) investments in working capital, fleet maintenance and Boeing 737 MAX aircraft acquisitions; and (iii) offset by provision for non-recoverability of deposits. We have, since the beginning of the global pandemic, and in response to this scenario, successfully taken a number of measures to protect our liquidity and cash position, including adjusting our flight network, rolling over and deferring short-term obligations, including debt and certain lease obligations, significantly reducing fixed and variable costs, and, on the asset side of the working capital equation, extracted cash from a number of our current assets, the latter having decreased our current assets during the course of 2022. We will continue to take measures with our suppliers and counterparties, all of which have been highly cooperative with our efforts, in order to maintain our costs low and to preserve our liquidity. However, we do not know whether or for how much longer our counterparties will continue to cooperate with us. For further information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and the Brazilian Airline Industry—We may not be able to maintain adequate liquidity and our cash flows from operations and financings may not be sufficient to meet our current obligations.”

Contractual Obligations

Our contractual obligations as of December 31, 2023 included the following:

	Total	2024	2025	2026	2027	2028	There- after	Without maturity
	(in millions of R$)
Non-derivative contractual obligations
Leases	7,701.7	-	1,209.2	1,053.4	992.1	697.2	3,749.8	-
Loans and financing	10,583.6	309.6	1,740	3,042.1	-	4,807	-	684.9
Total non-derivative contractual obligations	18,285.3	309.6	2,949.2	4,095.5	992.1	5,504.2	3,749.8	684.9

Aircraft commitments
Pre-delivery deposits	6,400.6	1,439.4	1,132.7	3,828.5	-	-	-	-
Aircraft purchase commitments(*)	18,827.7	3,882.3	3,349.9	3,478.8	2,462.8	2,102.7	3,551.2
Total aircraft commitments	25,228.2	5,321.7	4,482.6	7,307.3	2,462.8	2,102.7	3,551.2	-

Other commitments
Fuel purchase commitments	538.6	538.6	-	-	-	-	-	-
Acquisition of MAP Linhas Aéreas	25.0	6.3	12.5	6.2	-	-	-	-
Total other commitments	563.6	544.9	12.5	6.2	-	-	-	-
Total	44,077.2	6,176.2	7,444.3	11,409.0	3,454.9	7,606.9	7,301.0	684.9

_____________

(*)	Comprises 101 firm orders for the acquisition of Boeing 737 MAX aircraft, of which 64 were for 737 MAX-8 and 37 were for 737 MAX-10. Amounts disclosed reflect certain discounts negotiated with suppliers as of the balance sheet date, which discounts are calculated on highly technical bases and are subject to multiple conditions and constant variations. Among the factors that may affect discounts are changes in our purchase agreements, including order volumes. As of December 31, 2023 and the date of this annual report, we have an order book of 64 Boeing 737-8 MAX and 37 Boeing 737-10 MAX aircraft for delivery through 2030. In addition, the amounts and timing of our actual cash disbursements relating to our aircraft and engine purchase commitments may differ due to our right to offset certain obligations with credits we have against suppliers.

Indebtedness

The following table sets forth our total indebtedness as of the dates indicated:

	As of December 31,
	2022	2023
	(in millions of R$)
Loans and financing	11,984.9	10,583.6
Perpetual notes	819.6	684.9
Lease liabilities	11,207.0	9,441.4
Total indebtedness	23,191.9	20,709.9

The decreased in our total indebtedness in 2023 was mainly due to principal payments on the outstanding senior notes due 2025 and outstanding senior secured notes due 2026. Immediately upon the commencement of the Chapter 11 cases, a global automatic stay of adverse creditor collection and enforcement action went into effect pursuant to section 362 of Title 11 of the United States Code to prevent, among others, our creditors from exercising remedies with respect to the prepetition obligations. A confirmed plan of reorganization or other arrangement may materially change the amounts and classifications in our financial statements. As of the date of this annual report, creditor claims regarding defaults under our payment obligations and other covenants are subject to developments relating to our Chapter 11 cases.

Loans and Financing

The following table sets forth our short-term and long-term indebtedness by type of financing as of the dates indicated:

	As of December 31,
	2022	2023
	(in millions of R$)
Short-term indebtedness (including short-term portion of long-term indebtedness)
Local currency	716.7	384.2
Debentures(1)	640.0	347.6
Working capital lines of credit(2)	76.7	36.6
Foreign currency (U.S. dollars)	410.0
Secured funding(3)	–
Import financing(4)	77.2	26.0
Engine facility(5)	30.3	–
Exchangeable senior notes(6)	38.1	190.8
Credit facility(7)	–	92.9
Senior notes(8)	99.0	48.4
Senior secured notes(9)	–	4.3
Secured amortizing notes(10)	121.1	479.1
Finance guaranteed by engines(11)	27.7	–
Exchangeable senior notes(12)	–	21.9
Perpetual notes(13)	16.6	13.9
Total short-term indebtedness	1,126.6	1,261.6
Long-term indebtedness
Local currency	471.1	521.5
Debentures(1)	432.0	519.4
Working capital lines of credit(2)	39.1	2.1
Foreign currency (U.S. dollars)	10,387.2	4,019.8
Engine facility(5)	94.0	–
Exchangeable senior notes due 2024(6)	1,819.3	–
Senior notes due 2025(8)	3,372.3	1,652.8
Senior secured notes due 2026(9)	3,272.2	1,183.1
Secured amortizing notes(10)	882.2	512.8
Finance guaranteed by engines(11)	144.2	–
Senior secured notes due 2028(14)	–	1,300.3
Exchangeable senior secured notes due 2028(12)	–	3,480.4
Perpetual notes(13)	803.0	671.1
Total long-term indebtedness	10,858.3	9,322.0
Total indebtedness	11,984.9	10,583.6

_____________

(1)	Issuance of 88,750 debentures by GLA in October 2018 and issuance of 610,217 debentures by GLA in October 2021 for refinancing of short-term import financing and working capital lines of credit.
(2)	Credit lines in reais raised with private banks.
(3)	In August 2020, we refinanced US$250.0 million to repay in full our US$300.0 term loan upon maturity by means of a secured loan facility with a term of 16 months, maturing in December 2021, at 9.5% interest per annum with monthly amortization payments. This loan facility was secured by Smiles shares, as well as certain other collateral.
(4)	Credit line of import financing for our purchase of spare parts and aircraft equipment.
(5)	Credit lines in U.S. dollars raised with private banks. For a detailed break-down, see note 16 to our audited consolidated financial statements included elsewhere in this annual report.
(6)	Issuance of 3.75% exchangeable senior notes due 2024 in March, April and July 2019 in an aggregate principal amount of US$425.0 million.
(7)	Credit facility pursuant to the strategic cooperation agreement entered into with Air France – KLM, maturing in 2024.
(8)	Issuance of 7.00% senior notes due 2025 in December 2017 and February 2018 in an aggregate principal amount of US$650.0 million.
(9)	Issuance of 8.00% senior secured notes due 2026 in December 2020 and May and September 2021 in an aggregate principal amount of US$650.0 million.
(10)	Issuance of secured amortizing notes due 2026 in December 2022 in an aggregate principal amount of US$196.0 million.
(11)	Loans entered into in June 2018 pursuant to which five engines were granted as collateral. The interest rates negotiated were from LIBOR 6m+2.35% per annum to LIBOR 6m+4.25% per annum.
(12)	Issuance of exchangeable senior secured notes by Gol Finance in September 2023, maturing in 2028, guaranteed by our and Smiles’ intellectual property and our spare parts.
(13)	Issuance of perpetual notes in July 2006 in an aggregate principal amount of US$200.0 million.
(14)	Issuance of senior secured notes due 2028 by subsidiary Gol Finance with Abra, between March and September 2023, maturing in 2028.

The following table sets forth the maturities and interest rates of our indebtedness as of December 31, 2023:

	Maturity	Interest per annum	Currency
Debentures	June 2026	17.23%	Real
Working capital lines of credit	October 2025	17.76%	Real
Import financing	May 2024	14.28%	U.S. dollar
Engine facility	September 2024	6.00%	U.S. dollar
Credit facility	November 2024	0.00%	U.S. dollar
Exchangeable senior notes	July 2024	3.75%	U.S. dollar
Senior notes	January 2025	7.00%	U.S. dollar
Senior secured notes	June 2026	8.00%	U.S. dollar
Secured amortizing notes	June 2026	4.76%	U.S. dollar
Loan facility	March 2028	6.71%	U.S. dollar
Senior secured notes	March 2028	18.00%	U.S. dollar
Exchangeable senior secured notes	March 2028	18.00%	U.S. dollar
Perpetual notes	-	8.75%	U.S. dollar

The following table sets forth our payment schedule, in nominal amounts, as of December 31, 2023, in millions of reais, for our short-term and long-term loans and financing:

	2025	2026	2027	2028	Without maturity	Total
Real denominated	348.0	173.6	–	–	–	521.5
Debentures	345.9	173.6	–	–	–	519.4
Working capital lines of credit	2.1	–	–	–	–	2.1

U.S. dollar denominated	2,029.8	1,318.9	–	4,780.7	671.1	8,800.5
Exchangeable senior secured notes due 2028	–	–	–	3,480.4	–	3,480.4
Senior notes due 2025	1,652.8	–	–	–	–	1,652.8
Senior secured notes 2026	–	1,183.1	–	–	–	1,183.1
Senior secured notes 2028	–	–	–	1,300.3	–	1,300.3
Secured amortizing notes	377.0	135.8	–	–	–	512.8
Loan facility
Perpetual notes	–	–	–	–	671.1	671.1
Total	2,377.8	1,492.5	–	4,780.7	671.1	9,322.0

Our total short-term indebtedness, as of December 31, 2023, was of R$1,261.6 million, comprising interest accrued in perpetual notes of R$13.9 million and loans and financing of R$1,261.6 million. Our total long-term indebtedness was of R$9,322.0 million, comprising R$671.1 million in perpetual notes and R$9,322.0 million in loans and financing.

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

On September 26, 2023, there was a general meeting of debenture holders, which decided to change the maturity of the First Series, Second Series, Third Series of the 7th issuance and Single Series of the 8th issuance from October 2024 to June 2026, with a new remuneration of CDI + 5.0% p.a., which may be early redeemed by the Company. The outstanding balance of R$0.9 million will be repaid in 30 monthly installments from January 2024 to June 2026. Settlement is subject to the creation by us of a structure for anticipating receivables, and the funds obtained from which will be used mandatorily and primarily for the full payment of the amount corresponding to the principal amount of the issues.

Working Capital Lines of Credit

In October 2021, we raised R$40.0 million in working capital lines of credit, which proceeds were used to preserve and manage our working capital. This loan accrues interest at the rate of CDI + 6.80% per annum and matures in April 2022.

Senior Secured Notes

Following our initial issuance of US$200.0 million in aggregate principal amount of 8.00% senior secured notes due 2026, in May and September 2021, we issued US$300.0 million and US$150.0 million in aggregate principal amount of additional notes of the same series, respectively. These notes mature in June 2026, have been callable since December 2022 and are secured by fiduciary assignments of (i) substantially all of GLA’s intellectual property, including patents, trademarks, brand names and domain names, and (ii) GLA’s aircraft spare parts located in Brazil. In the year ended December 31, 2023, we issued senior secured amortizing notes due 2026 in addition to those issued on December 30, 2022.

For more information on our indebtedness, see note 16 to our audited consolidated financial statements included elsewhere in this annual report.

Secured Amortizing Notes, Senior Secured Notes and Exchangeable Senior Secured Notes

In December 2022, we issued US$196.0 million in aggregate principal amount of secured amortizing notes, comprising 5.00% senior secured amortizing notes due 2026 and 3.00% subordinated secured amortizing notes due 2025. These notes were issued in exchange for full release of certain aircraft lease payment obligations under deferral agreements, among other obligations that the participating aircraft lessors chose to exchange for the notes. The senior secured amortizing notes will amortize in ten equal quarterly installments and the subordinated secured amortizing notes will amortize in nine equal quarterly installments and will be contractually subordinated to the senior secured amortizing notes. Both series of secured amortizing notes are secured by certain unencumbered

In February 2023, the Company and Abra signed a Support Agreement with Abra’s commitment to invest in the Company through the issuance of senior secured notes due 2028. In this context, Abra agreed to issue senior secured notes, or SSNs, convertible into exchangeable senior secured notes, or ESSNs, due 2028 and an ad-hoc group agreed to exchange certain existing senior notes of the Company (3.75% exchangeable senior notes due 2024, 7.00% senior notes due 2025, 8.00% senior secured notes due 2026 and the perpetual bonds) for the SSNs. In March 2023, Abra issued the SSNs and entered into the senior secured note purchase agreement with GOL as guarantor and paying agent, GOL Finance as issuer and guaranteed by Smiles Fidelidade S.A. On the same date, GOL issued senior secured notes 2028 to Abra, which accrues at the interest rate of 18.0% per annum. The 18.00% senior secured notes due 2028 are secured by the intellectual property, systems infrastructure, data and manuals of the Smiles loyalty program, in addition to a parts security shared with the 8.00% senior secured notes due 2026. Part of the issuance was used to repurchase 90.1% of the 3.75% exchangeable senior notes due 2024, 47.3% of the 7.00% senior notes due 2025, 61.4% of the 8.00% senior secured notes due 2026 and 9.9% of the perpetual notes, valued at a total of R$5,192.9 million.

Up to September 29, 2023, we issued R$6,494.5 million (equivalent to US$1,258.0 million) to Abra in the form of 18.00% senior secured notes due 2028, which fair value on initial recognition amounted to R$6,934.3 million (US$1,343.2 million).

On the same date, we converted R$5,911.2 million (US$1,180.4 million) of SSNs 2028 into 18.00% exchangeable senior secured notes 2028, which may be converted into preferred shares of GOL by Abra and will be subject to certain conditions precedent.

The ESSNs 2028 issued on September 29, 2023 have the same term, maturity date and interest payment as the SSNs 2028 previously in force. In the context of this transaction, we issued a total of 1,008,166,796 subscription warrants for preferred shares issued by us, 991,951,681 of which were subscribed for the purpose of future conversion of the 2028 ESSNs.

Between October 1, 2023 and December 31, 2023, we issued additional 18.00% senior secured notes due 2028 to Abra in the total amount of R$408.0 million (US$82.4 million).

For more information on our indebtedness, see note 16 to our audited consolidated financial statements included elsewhere in this annual report.

Credit Facility

In October 2023, the Company announced the expansion of its strategic partnership with Air France - KLM. In November 2023, GOL received the amounts related to the credit line totaling US$25.0 million, of which R$77.0 million (US$16.0 million) came from Air France and R$43.6 million (US$9.0 million) from KLM, whose fair value at initial recognition was R$72.9 million (US$14.8 million) for Air France and R$41.4 million (US$8.4 million) for KLM, maturing in November 2024, without the incidence of interest.

Leases

The following table sets forth our short-term and long-term lease as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	(in millions of R$)
Short-term lease
Local currency	42.3	29.0
Right of use leases without purchase option	37.2	23.8
Right of use leases with purchase option	5.1	5.2
Foreign currency (U.S. dollars)	1,906.0	1,706.9
Short-term lease and variable payments	15.7	–
Right of use leases without purchase option	1,756.4	1,588.7
Right of use leases with purchase option	133.9	118.2
Total short-term indebtedness	1,948.3	1,735.9
Long-term lease
Local currency	224.7	213.4
Right of use leases without purchase option	221.3	209.6
Right of use leases with purchase option	3.3	3.8
Foreign currency (U.S. dollars)	9,034.0	7,488.4
Right of use leases without purchase option	7,776.8	6,469.6
Right of use leases with purchase option	1,257.2	1,018.8
Total long-term lease	9,258.7	7,701.8
Total lease	11,207.0	9,437.7

As of December 31, 2023, our total short-term lease was R$1,735.9 million and our total long-term lease was R$7,701.8 million.

For more information on our lease balances, see note 17 to our audited consolidated financial statements included elsewhere in this annual report.

As of the date of this annual report, claims regarding defaults under our lease payment obligations and other covenants are subject to developments relating to our Chapter 11 cases.

Covenant Compliance

Our long-term financings (excluding our perpetual notes and finance leases) are subject to restrictive covenants, and our 8.00% senior secured notes due 2026 and debentures require us to comply with specific liquidity and interest expense coverage ratios. As of December 31, 2023, we were in compliance with the financial covenants of our indebtedness agreements that require us to maintain specified financial ratios. Those specified financial ratios under our indebtedness agreements are measured quarterly or biannually.

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

As of December 31, 2023, we had 101 firm Boeing 737 MAX aircraft orders representing present value commitments of R$18,827.7 million (US$3,889.0 million) for deliveries through 2030.

We expect to meet our pre-delivery deposits by using long-term loans from private financial institutions guaranteed by first tier financial institutions and capital markets financing, including long-term and perpetual notes as well as sale-leaseback transactions.

For information regarding our negative working capital, see note 1.2 to our audited consolidated financial statements included elsewhere in this annual report and “Item 3. Key Information—D. Risk Factors—Risks Relating to Us and the Brazilian Airline Industry— Our financial statements as of and for the years ended December 31, 2021, 2022 and 2023 contain a going concern emphasis, due in significant part to our negative working capital and more recently to the Chapter 11 cases, which subject the Company to a high degree or risk and uncertainty. The outcome of Chapter 11 depends on factors beyond the Company’s control, including actions by the Bankruptcy Court. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

We meet our payment obligations relating to aircraft acquisitions with our own funds, short and long-term indebtedness, cash provided by our operating activities, short- and medium-term lines of credit and supplier financing.

Equity

As of December 31, 2023, we had total equity representing a deficit of R$23,167.1 million.

Recent Accounting Pronouncements

Our management does not expect that any new accounting pronouncements or interpretations applicable to annual periods beginning on or after January 1, 2023 would have a significant impact on our financial information (see note 4.26 to our audited consolidated financial statements included elsewhere in this annual report).

The amendments to IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) clarify the distinction between changes in accounting estimates, changes in accounting policies and correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates. These changes had no impact on the financial statements of the Company.

The amendments to IAS 1 (Presentation of Financial Statements) and IFRS Practice Statement 2 provide guidance and examples to assist entities in applying materiality judgments to disclosures of accounting policies. The changes aim at helping entities provide more useful disclosures of accounting policies, replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies, Additionally, guidance is added on how entities apply the concept of materiality when making decisions about disclosures of accounting policies.

The amendments impacted our accounting policy disclosures of the Company but not the measurement, recognition, or presentation of items in our financial statements.

The amendments to IAS 12 Income Tax narrow the scope of the initial recognition exemption, so it no longer applies to transactions generating equal taxable and deductible temporary differences, such as leases and decommissioning liabilities. These changes had no impact on our financial statements.

The amendments to IAS 12 have been introduced in response to the OECD’s BEPS Pillar Two rules and include:

•	A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and
•	Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception, the use of which is required to be disclosed, applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after 1 January 2023, but not for any interim periods ending on or before 31 December 2023.

These changes did not impact our individual and consolidated financial statements.

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

As of December 31, 2023, our capacity decreased to an average of 613 daily flights, and we operated approximately 742 daily flights on peak days, representing a decrease of 9.0% of our average capacity compared to December 2022. Our domestic demand in December 2023, as measured by RPKs, increased 5.9% compared to December 2022. During the first two months of 2024, our domestic capacity and our domestic demand represented approximately 95% and 93%, respectively, of our domestic capacity and our domestic demand in the same period in 2023. Moreover, we expect continued demand growth for our cargo services.

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

Under our bylaws, we are managed by our Conselho de Administração, or board of directors, which comprises at least five and at most ten members, and our Diretoria, or board of executive officers, which comprises at least two and at most seven members. According to the B3’s Differentiated Corporate Governance Practices Level 2, or Level 2, and the Resolution No. 80/22, as amended, of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or the CVM, at least 20% of the members of our board of directors must be independent directors, as defined by the B3 and the CVM.

A number of committees support and advise our management and board of directors. These committees actively participate in our management’s strategic and key decisions and we believe they add substantial value to our business. We have the following committees and subcommittees: (i) people policies and corporate governance committee, (ii) financial policy committee, (iii) accounting, tax and financial statements policies subcommittee, (iv) risk policies committee, (v) alliances committee, (vi) safety committee, (vii) statutory audit committee and (viii) special independent committee. Our statutory audit committee is a permanent advisory body to our board of directors and its responsibilities are set by CVM Resolution No. 23/21. Pursuant to our bylaws, a permanent governance committee must be installed if our controlling shareholder holds an economic interest in us equal to or less than 35%.

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

Board of Directors

Our board of directors is responsible for establishing our general business policies and for electing and supervising our executive officers. Our board of directors currently comprises nine members, five of whom qualify as independent directors pursuant to Brazilian corporate law and CVM criteria. Our board of directors meets an average of 12 times per year.

There are no provisions in our bylaws restricting a director’s power to vote on a proposal, arrangement or contract in which such director is materially interested. However, under Brazilian corporate law, a director is prohibited from voting on any matter in which such director has a conflict of interest with us.

Additionally, under Brazilian corporate law and CVM Resolution No. 70/22, shareholders representing at least 5% of our voting capital may request a multiple voting procedure for electing the members of our board of directors, whether or not provided for in our bylaws. Additionally, shareholders of publicly traded companies, such as us, who together hold non-voting or voting-right restricted preferred shares representing at least 10% of our total share capital for at least three months are entitled to appoint one member to our board of directors.

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

Members of our board of directors serve simultaneous one-year terms and may be re-elected. The term of our current directors expires in April 2025. Our bylaws do not provide for a mandatory retirement age for directors.

The following table sets forth the name, age and position of each member of our board of directors. A brief biography of each follows the table.

Name	Age	Position
Constantino de Oliveira Junior	55	Chairman
Ricardo Constantino	61	Vice Chairman
Adrian Neuhauser	51	Director
Anmol Bhargava	45	Director
Marcela de Paiva Bonfim Teixeira(1)	43	Director
Germán Pasquale Quiroga Vilardo(1)	56	Director
Philipp Michael Schiemer(1)	59	Director
Tymothy Robert Coleman(1)	70	Director
Paul Stewart Aronzon(1)	69	Director

_____________

(1)	Independent director.

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

Ricardo Constantino has been a member of our board of directors since March 2004. He served as technical and maintenance officer at the Comporte Group from 1994 to 2012. Mr. Ricardo Constantino has been a member of the boards of directors of Via Rondon S.A. since 2010 and Expresso Itamarati S/A since 2006. He also serves as member of the board of directors of BR Mobilidade Baixada Santista SPE S/A, Comporte Participações S/A, Viação Piracicabana S/A and Nossa Senhora da Penha S/A. Mr. Constantino, together with his family, is one of our indirect controlling shareholders. For more information, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Adrian Neuhauser has been serving as Avianca’s president and chief executive officer since 2021, after joining the company as its chief financial officer in 2019 and leading its restructuring process. He has over 20 years of experience in the financial industry with a focus on investment banking, as well as extensive experience working with transportation companies, including airlines, railroad companies and carriers. Before joining Avianca, Mr. Neuhauser was a managing director at Credit Suisse, dealing with airlines throughout the Americas. He also held senior positions at Deutsche Bank, Bank of America and Merrill Lynch, where he was responsible for M&As and capital markets transactions in Chile and the Andean Region. Mr. Neuhauser holds a bachelor’s degree in economics from the Pontificia Universidad Católica in Chile.

Anmol Bhargava has been a member of our board of directors since 2022 and the vice president of global alliances and partnerships of American Airlines since May 2021. Mr. Bhargava joined American Airlines in 2006 and has served as managing director of joint business and alliances for the Atlantic and Pacific regions, chief financial officer of joint business and analytics, financial manager of the strategic alliances team and senior financial analyst. Previously, Mr. Bhargava worked at AkzoNobel. In 2001, Mr. Bhargava graduated from RV Engineering College in Bangalore, India and, in 2006, he earned a master’s degree in business administration in strategy and finance from the University of Texas.

Marcela de Paiva Bonfim Teixeira has been a member of our board of directors since 2022. She holds a bachelor’s degree in business administration from Pontifícia Universidade Católica of Minas Gerais, a specialization degree in information management and technology from Instituto de Educação Tecnológica, a specialization degree in finance from Fundação Dom Cabral, a master’s degree in business administration focused on project management from Fundação Getúlio Vargas, and an executive master’s degree in business administration from Fundação Dom Cabral. She attended an extension course at the HEC Paris Shanghai Module. She was a member of the supervisory board of Transnorte Energia S.A. from 2012 to 2016. Ms. Teixeira is pursuing an executive master’s degree in business administration at Fundação Dom Cabral and recently held an extension at HEC Paris Shanghai Module. In her 22 years of experience, Ms. Teixeira has worked for companies such as Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas and Alupar Investimento S.A. and was previously a member of our fiscal council for four years.

Germán Pasquale Quiroga Vilardo has been a member of our board of directors since 2016. He was the founder and chief executive officer of TV1.com, chief information officer and chief marketing officer of Americanas.com, chief information officer and chief marketing officer of Cyrela Brasil Realty and founder, chief executive officer and member of the board of directors of Pontofrio.com, Nova Pontocom and various other e-commerce companies. He is a member of the board of directors of Centauro, Cobasi, Kalunga, Falabella and G2D Investments. He is also a partner in OMNI55, OMNI11, Venddor, Supply4Med, Allos Tech and Hi Partners. Mr. Quiroga holds a bachelor’s degree in electronic engineering from the Instituto de Engenharia Militar and a master’s degree in digital systems from the Polytechnic School of the Universidade de São Paulo (USP).

Philipp Michael Schiemer joined our board of directors in April 2020. Mr. Schiemer currently serves as senior vice president at Mercedes-Benz AG, responsible for Top Customer Relations. Previously, he served as chief executive officer of Mercedes-AMG and president of Mercedes-Benz Brazil and Latin America. He is certified as a senior advisor by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa). He was the vice-president of product marketing at Mercedes-Benz in Stuttgart, Germany. From 2004 to 2009, he was the vice-president of sales at Mercedes-Benz Brazil. Mr. Schiemer was also president of the SAE Brazil congress and served as vice-president of the German-Brazilian Chamber of Commerce from January 2018 to December 2018, and, in January 2019,he assumed the role of president. Mr. Schiemer studied business administration with a specialization in marketing and finance at the Corporate University Mercedes-Benz AG in Stuttgart, Germany.

Tymothy Robert Coleman serves as a senior consultant at PJT Partners and, in his professional career, he was a partner and global president of the restructuring and special situations group at PJT Partners. Before the split of PJT Partners from Blackstone, Mr. Coleman worked for 23 years at Blackstone, as senior managing director and head of the restructuring and reorganization group. Mr. Coleman worked on a variety of restructuring assignments and special situations for corporations, municipalities, creditor groups, special committees of corporate boards, companies and acquirers of distressed assets. Mr. Coleman has been widely recognized for excellence in his field and was awarded the Harvey R. Miller Outstanding Award Achievement for services to the restructuring industry at the Annual Distressed Investing Conference (2019), the leadership award at the Turnaround Atlas Awards (2017), the Turnaround Leadership award from The M&A Advisor (2014), and he was inducted into the Turnaround Restructuring and Distressed Investing Industry Hall of Fame by the Turnaround Management Association (2013). He was also named Global Investment Banker of the Year by the Turnaround Atlas Awards (2011). The most significant cases in which Mr. Coleman worked include Arch Coal, AMBAC, Bear Stearns Asset Management, Cable & Wireless Holdings, C-BASS, Delta Air Lines, Delta (Re: Pinnacle Airlines), Energy XXI, Financial Guaranty Insurance Company, Ford Motor Company and Genco.

Paul Stewart Aronzon served as co-managing partner at Milbank’s Los Angeles office and co-leader of Milbank’s global financial restructuring group, and executive vice president and managing director at Imperial Capital. With more than 40 years of experience, he has worked as a leading consultant in corporate restructurings and reorganizations, with extensive experience in advising companies, boards of directors and advisory committees to boards of directors, independent directors, sponsors, debtors, creditors, debt acquirers, assets or companies and other parties in cases of reorganization and recapitalization operations. These commitments and transactions included successful exchange and share offers, proxy contests, rights offers, mergers and acquisitions (sales of companies and assets), as well as financing transactions, pre-arranged reorganizations, contested or litigated cases (including cram down) Chapter 11 cases, consensual Chapter 11 cases, and numerous successful dispute resolution issues using mediation and various resolution processes. Mr. Aronzon also has experience in a wide range of industries, including the aerospace and defense, agriculture, airlines, apparel and textiles, and automotive industries among others.

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

Under our bylaws, we must have at least two and no more than seven executive officers that are elected by the board of directors for a one-year term. Any executive officer may be removed by the board of directors before the expiration of his term. The current term of all our executive officers ends in April 2025.

The following table sets forth the name, age and position of each of our executive officers. A brief biography of each follows the table.

Name	Age	Position
Celso Guimarães Ferrer Junior	41	Executive President and Chief Executive Officer
Mario Tsuwei Liao(*)	41	Executive President, Chief Financial and Investor Relations Officer
Carla Patrícia Cabral da Fonseca	44	Executive Vice President and Chief Commercial Officer

_____________

(*) Mr. Tsuwei was appointed as chief financial officer on May 2, 2023, and, prior to such appointment, Richard F. Lark, Jr. was the chief financial officer.

Celso Guimarães Ferrer Junior has been our executive president since July 2022. He has been with GOL for 17 years and served as our vice president and chief planning officer from February 2015 to March 2019, when he became our vice president and chief operations officer until June 2022. He is also a pilot of Boeing 737-700, Boeing 737-800 Next Generation and Boeing 737-8 MAX aircraft. Mr. Ferrer holds a master’s degree in business administration from INSEAD, a bachelor’s degree in economics from the Universidade de São Paulo and an MBA in international relations from the Pontifícia Universidade Católica de São Paulo.

Mario Tsuwei Liao has been our chief financial and investor relations officer since May 2023, having served as our corporate finance executive officer since 2016. Mr. Liao has been working for us since 2005, having held leadership roles in the areas of financial planning, controllership, treasury, risk, corporate finance and investor relations. He holds a bachelor’s degree in business administration from Universidade Mackenzie, a postgraduate degree in corporate finance from Fundação Instituto de Administração – FIA, an MBA from Fundação Dom Cabral, and several specializations in derivative instruments management. Mr. Liao is a member of our financial policy committee, risk policies committee and accounting, tax and financial statement policy subcommittee.

Carla Patrícia Cabral da Fonseca serves as our executive vice president and chief commercial officer and chief executive officer of our Smiles business unit. She has been working for us for eight years. She was previously responsible for the products and B2C sales channels area and also served as executive officer of the Smiles’ Argentina branch. Before joining us, she worked in the financial market for 10 years at Credicard and Citibank. Mrs. Fonseca holds a master’s degree in business administration from Fundação Getúlio Vargas and a bachelor’s degree in marketing from Universidade Santo Amaro.

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

In 2023, the aggregate compensation, including cash and benefits-in-kind but excluding stock options, to the members of our board of directors and executive officers was R$30.6 million.

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

In the last three years, we granted 4,826,229 stock options, which represented 0.2% economic interest in our company or 1.4% of our preferred shares, as of December 31, 2023. Of the total options granted, 2,568,742 were outstanding as of December 31, 2023, which represented 0.1% economic interest in our company. In the last three years, 377,883 stock options were exercised.

Additionally, in the last three years, we granted 1,495,898 restricted shares, which represented 0.05% economic interest in our company or 0.4% of our preferred shares, as of December 31, 2023. As of December 31, 2023, we had 1,083,045 restricted shares outstanding, which represented 0.03% economic interest in our company. In 2023, we transferred 950,941 preferred shares as a result of the vesting of restricted shares.

For additional information on payments under our stock option plan and restricted share plan, see note 28 to our audited consolidated financial statements included elsewhere in this annual report.

C.	Board Practices

Our board of directors comprises nine members, as approved at our 2024 annual shareholders’ meeting, led by chairman Constantino de Oliveira Junior, who has been the key figure and leader of GOL ever since its founding.

Committees of the Board of Directors and Board of Executive Officers

Our board of directors has the following committees: (i) people policies corporate governance and corporate governance people policies committee, (ii) financial policy committee, (iii) accounting, tax and financial statements policies subcommittee, (iv) risk policies committee, (v) alliances committee, (vi) safety committee, and (vii) statutory audit committee and (viii) special independent committee. Our board of executive officers has management, executive, budget, investment, corporate governance and risk management committees. Not all the members of our committees are members of our board of directors or of our board of executive officers, as in certain committees we appoint outside experts.

People Policies and Corporate Governance Committee. Our corporate governance and people policies committee is responsible for (i) coordinating, implementing and reviewing our corporate governance practices and for monitoring and keeping the Board of Directors informed about legislation and market recommendations regarding governance and (ii) reviewing and recommending human resources policies and compensation, including salary, bonuses and stock options, and reviews career and succession plans for management to our board of directors. The members of our corporate governance and people policies committee are Constantino de Oliveira Junior, Paulo Sergio Kakinoff, Ricardo Constantino and Betânia Tanure de Barros.

Financial Policy Committee. Our financial policy committee conducts periodic reviews of the measures we adopt to hedge against changes foreign exchange rate in respect of fuel prices and interest rates, as well as analyzes the effect of these changes to our financial condition. It also prepares and approves our corporate financial policies, analyzes their efficiency and monitors their implementation. Moreover, it periodically examines and reviews investment and financing plans and makes recommendations to the board of directors. In addition, it determines our parameters for maintaining liquidity and desired capital structures and monitors the execution of capital strategy. The members of our financial policy committee are Antonio Kandir, Celso Guimarães Ferrer Junior and Mario Tsuwei Liao.

Accounting, Tax and Financial Statement Policy Subcommittee. Our accounting, tax and financial statement policy subcommittee is responsible for reviewing, evaluating and monitoring our accounting policies and financial statements and recommending actions on these matters to the board of directors. The members of our accounting, tax and financial statement policy subcommittee are Marcos da Cunha Carneiro, Natan Szuster, Valdenise dos Santos Menezes and Mario Tsuwei Liao.

Risk Policies Committee. Our risk policies committee supports the board of directors, prepares and approves our risk policies, as well as monitors and analyzes their implementation by the Company. The members of our risk policies committee are Antonio Kandir, Celso Guimarães Ferrer Junior and Mario Tsuwei Liao.

Alliances Committee. Our alliances committee is responsible for (i) evaluating opportunities for partnerships and alliances, and possible related investments, by us and partner airlines and (ii) maximizing the benefits of existing partnerships through the optimization of resources and opportunities. The members of our alliances committee are Constantino de Oliveira Junior, Celso Guimarães Ferrer Junior and Mateus Pongeluppi.

Safety Committee. The functions, responsibilities and attributions of the safety committee will be contemplated in the Internal Regulations to be drawn up at the first meeting to be held by this Committee. Subsequently, there rules will be submitted for approval by the Company’s Board of Directors. The members of the safety committee are Celso Guimarães Ferrer Junior, Constantino de Oliveira Junior and Sergio Quito.

Statutory Audit Committee. Our statutory audit committee provides assistance to our board of directors on matters involving accounting, internal controls, financial reporting and compliance. It recommends the appointment of our independent auditors to our board of directors, reviews the compensation of our independent auditors and helps oversee their activities. It also evaluates the effectiveness of our internal financial and legal compliance controls. Our statutory audit committee performs the roles of an audit committee under U.S. laws. The members of our statutory audit committee are Germán Pasquale Quiroga Vilardo, Philipp Schiemer and Marcela de Paiva Bonfim Teixeira. All members meet the applicable independent membership requirements of the SEC. Marcela de Paiva Bonfim Teixeira is the committee’s “financial expert” within the meaning of the SEC rules under the U.S. Securities Exchange Act of 1934, or the Exchange Act.

Special Independent Committee. The committee will act as an advisor to the board of directors, with powers and authority to evaluate, review, plan, supervise negotiations and present recommendations to the board of directors on any matters arising from or related to Chapter 11 cases. The members of the special independent committee are Ms. Marcela de Paiva Bonfim Teixeira, Mr. Coleman and Mr. Aronzon, all independent directors of the Company.

D.	Employees

As of December 31, 2023, we had 14,395 total employees and 13,837 active employees, which does not consider interns, employees on maternity leave and employees on vacation. As of 2023, we have adopted a hybrid remote work arrangement comprising two in-person days and three remote days per week. This arrangement generates cost savings and we believe the flexibility improves our work environment and our employees’ quality of life and work satisfaction.

We invest significant resources promoting the well-being of our employees, including by providing health care plan benefits and a dedicated human resources team to provide guidance to employees. We train our own pilots. We also provide extensive ongoing training for our flight attendants and customer service representatives. In addition to the required technical training, which follows the strictest international standards, we also provide comprehensive managerial training to our pilots and flight attendants through crew resource management and line-oriented flight training programs, emphasizing the importance of resource management to provide the best service to our passengers.

In order to help retain our employees, we encourage open communication channels between our employees and management and offer career development opportunities in the company, as well as periodic evaluations. Our compensation strategy reinforces our determination to retain talented and highly motivated employees and is designed to align the interests of our employees with those of our shareholders. Our compensation packages include competitive salaries and participation in our profit-sharing program. We have agreements with medical and insurance companies to offer affordable health plan options to our employees.

A national aviators’ union represents Brazil’s pilots and flight attendants, and other regional aviation unions represent ground employees of air transportation companies. Approximately one-third of our employees are members of unions. Negotiations regarding cost-of-living wages and salary increases are conducted annually between the workers’ unions and a national association of airline companies. There is no salary differential or seniority pay escalation among our pilots. Work conditions and maximum work hours are regulated by government legislation and are not the subject of labor negotiations. Since the commencement of our operations, we have not had a work stoppage by our employees. We believe we have a good relationship with our employees and the unions that represent them and we comply with all collective bargaining agreements.

To motivate our employees and align their interests with our results of operations, we provide an annual profit-sharing program to all of our employees. Under Brazilian law, companies may provide profit sharing programs that define mechanisms for distributing a portion of a company’s profits based upon the achievement of pre-defined targets established by the company. Our annual profit-sharing programs are negotiated with a commission formed by our employees and approved by labor unions for the benefit of all of our unionized and non-unionized employees. For the purposes of our profit-sharing program, a portion of profit-sharing distributions are based on the achievement of corporate profit targets and a portion of the distributions are based on the achievement of operational targets set for each of our departments. We have established a long-term incentive plan (stock option and restricted share plans) for our management and employees that vests over a three-year period. For more information on a share-based compensation, see “—B. Compensation—Stock Option Plan and Restricted Share Plan.”

E.	Share Ownership

The members of our board of directors and our board of executive officers directly own an aggregate of 0.19% of our preferred shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” MOBI is directly controlled by Constantino de Oliveira Junior, the chairman of our board of directors, and his brothers Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

For a description of stock options granted to our board of directors and our executive officers, see “—B. Compensation—Stock Option Plan and Restricted Share Plan.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.      Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of our common shares and preferred shares as of December 31, 2023, by each person known by us to beneficially own 5% or more of our common shares or preferred shares and all of our directors and executive officers as a group.

Each shareholder’s percentage ownership in the following table is based on the 2,863,682,500 common shares and 336,919,404 preferred shares outstanding as of December 31, 2023:

	Common Shares		Preferred Shares(1)		Total Shares		Economic Interest
	Shares	(%)	Shares	(%)	Shares	(%)	(%)
Abra MOBI LLP(1)(2)(3)	1,431,840,865	50.0%	63,331,009	18.80%	1,495,171,873	46.72%	24.90%
Abra Kingsland LLP(3)	1,431,841,250	50.0%	63,331,008	18.80%	1,495,172,259	46.72%	24.90%
Air France – KLM Finance	–	–	4,246,620	1.26%	4,246,620	0.13%	1.01%
American Airlines Inc.	–	–	22,224,513	6.60%	22,224,513	0.69%	5.31%
Abra Group Limited	–	–	12,664,965	3.76%	12,664,965	0.40%	3.02%
Gol Linhas Aereas In. S.A.	–	–	50,112	0.01%	50,112	0.00%	0.01%
Others	385	–	643,850	0.19%	644,235	0.02%	0.15%
Free float	–	–	170,427,327	50.58%	170,427,327	5.32%	40.70%
Total	2,863,682,500	100.00%	336,919,404	100.00%	3,200,601,904	100.00%	100.00%

_____________

(1)	In the context of the 3.75% exchangeable senior notes due 2024, issued in 2019, MOBI lent up to 14,000,000 ADSs to Bank of America Corporation, which operates the ADS lending mechanism, to facilitate privately negotiated derivative transactions or other hedge-related activities related to those exchangeable senior notes. As of December 31, 2023, there were 4,477,760 preferred shares, equivalent to 1.1% of the total, pledged as collateral for this operation, which will be returned to MOBI upon maturity of the 3.75% exchangeable senior notes due 2024 or upon termination of the lending agreement. As part of the closing of the transactions involved in the creation of Abra Group Limited, the ADSs were transferred to Abra MOBI LLP and Abra Kingsland LLP and partially canceled. On August 11, 2023, 11,761,120 ADSs were canceled, and the underlying preferred shares of GOL were delivered to Abra’s affiliates. As of December 31, 2023, there were 2,238,880 ADSs in circulation subject to the ADS lending agreement with Bank of America Corporation, which will be returned upon maturity of the 3.75% exchangeable senior notes due 2024 or upon termination of the lending agreement.
(2)	Refers to legal entities directly controlled by Constantino de Oliveira Junior, the chairman of our board of directors, and his brothers Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.
(3)	In the context of the agreement between the controlling shareholder and the main shareholders of Avianca, in the year ended December 31, 2023, MOBI transferred 100% of the Company’s common shares to Abra Group Limited. During this same period, Abra Group Limited transferred 50% of the Company’s common shares from its ownership to Abra Kingsland LLP and 50% of the common shares to Abra MOBI LLP. Abra Group Limited holds 99.99% of the economic rights of Abra MOBI LLP and Abra Kingsland LLP.

According to our internal share record, which contains information regarding the ownership of our shares and the ADSs as filed by the holders of such shares and ADSs, as of December 31, 2023, 6.9% of our free float was traded in the United States.

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

We have engaged in a number of transactions with related parties, none of which have involved the issuance of guarantees. Following is a description of our main related party transactions:

Transportation and Consultancy Agreements with Entities Controlled by Our Controlling Shareholders

We have exclusive bus transportation agreements with Expresso Caxiense Ltda. and Viação Piracicabana Ltda. for the transportation of our employees, our passengers and their luggage. These entities are controlled by our controlling shareholders.

In 2021, 2022 and 2023, GLA recorded expenses of R$4.7 million, R$6.5 million and R$3.0 million, respectively, under these agreements.

We also have agreements with Aller Participações S.A.; BR Mobilidade Baixada Santista S.A.; Comporte Participações S.A. (Comporte); Empresa Cruz de Transportes Ltda.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A. Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda.; with an indefinite term, the purpose of which is to issue credits for the purchase of airline tickets issued by the company. These entities are controlled by our controlling shareholders.

Commercial Partnership Agreement with Pagol

In 2022, we entered into agreements with Pagol Participações Societárias Ltda., or Pagol.

One of these agreements, which is valid for a period of 10 years, contemplates our promoting Pagol’s financial products to our customers, suppliers and employees, with the possibility of receiving commission income to be negotiated according to the mix of products offered.

Pursuant to this agreement, we also entered into an agreement for the intermediation of credit assignment operations, which agreement allows our suppliers to prepay their receivables with Pagol. In 2022, the total amount of these services was R$3.7 million and there was no outstanding balance as of December 31, 2023.

In November 2022, we entered into an agreement pursuant to which Pagol purchases Smiles miles to offer to its customers. Pursuant to this agreement, which is initially valid for one year, Pagol pays for the Smiles miles purchased on a monthly basis.

As part of such agreement, in May 2023, we signed a Private Payroll Credit Agreement with Pagol Sociedade de Crédito Direto S.A., to grant loan(s) and financing(s) to its employees. In December 2023, we signed a Partnership Agreement with Pagol under which we will grant Pagol’s employees an incentive to purchase our miles. These agreements were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. Pagol is owned by the Company’s main shareholders.

Commercial Partnership Agreement with Comporte

In December 2022, we entered into an agreement with Comporte Participações S.A., or Comporte, pursuant to which Comporte purchased R$70.0 million in Smiles miles, which amount was paid in December 2022, to offer to its customers. This agreement is initially valid for one year or until Comporte has offered all Smiles miles purchased, whichever occurs first. During the fiscal year ended on December 31, 2023, Comporte assigned the financial advances to Pagol, which were entirely offset.

Lease Agreements – AAP Administração Patrimonial S.A.

In December 2023, AAP Administração Patrimonial S.A. acted as the Company’s guarantor in the Private Atypical Lease Agreement entered into by the subsidiary GLA and Mais Shopping Fundo de Investimento Imobiliário for the installation of an agency to sell airline tickets and travel packages, with a term of 48months, starting on November 30, 2023 and ending on November 29, 2027.

Support Agreement – Abra

In March 2023, the Company and Abra Global Finance signed a support agreement setting forth Abra’s commitment to invest in the Company through the issue of 18.00% senior secured notes due 2028.

Agreements with Avianca

In the context of the formation of Abra, Aerovias del Continente Americano S.A., or Avianca, became a related party.

GLA has the following agreements with Avianca group companies: (i) Codeshare Agreement, signed in October 2019, for sharing their air codes in order to expand the air traffic offer between the negotiating companies to their customers; (ii) Frequent Flyer and Loyalty Program Participation Agreement, signed in July 2020, for mutual participation in the Loyalty Program – Smiles and LifeMiles; (iii) Special Prorate Agreement, signed in June 2023, for the division of shared revenues between the airlines; (iv) Reciprocal Lounge Access Agreement, signed in September 2023, for sharing access to its customers’ lounge; and (v) Participation Agreement, signed on December 1, 2023, for participation in a mileage program.

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

As of December 31, 2023, we had provisions for civil proceedings of R$169.3 million, provisions for labor proceedings of R$442.8 million and provisions for tax proceedings of R$246.4 million.

In 2007, we filed an arbitration at the International Court of Arbitration (“ICC”) against the sellers of VRG and their controlling shareholders due to the purchase price adjustment. In January 2011, ICC ruled in GOL’s favor. The procedure to enforce the arbitration decision started at the Cayman court, jurisdiction of one of the defendants. In May 2022, the Cayman court ruled in our favor and confirmed that the court decision can be fully enforced. In May 2022, we signed an agreement for settlement of the legal proceeding and, in June 2023, we received US$42 million, equivalent to R$204.3 on the date of receipt, for the final resolution of the arbitration.

We are party to proceedings relating to the applicability of tax on services (imposto sobre serviços), or ISS, in the amount of R$37.3 million on revenue from certain of our activities related to agreements with partners from 2007 to 2010. Based on the opinion of our legal counsel, we believe that these proceedings represent a possible risk of loss. As of December 31, 2023, we had no provisions or judicial deposits for these proceedings.

We are party to proceedings relating to the applicability of a fine imposed by Brazilian customs authorities in the amount of R$76.9 million for the alleged breach of certain rules regarding the temporary import of aircraft. Based on the opinion of our legal counsel, we believe that these proceedings represent a possible risk of loss. As of December 31, 2023, we had no provisions or judicial deposits for these proceedings.

In addition, we are questioning infraction notices regarding our goodwill tax deductions from BSSF Air Holdings, in the amount of R$45.1 million. Although the outcome of these proceedings cannot be anticipated, our management understands that the final decisions in these proceedings will not have a material adverse impact on our financial position, operating results or cash flows. As of December 31, 2023, we had no provisions or judicial deposits for these proceedings.

In May 2018, Smiles received an infraction notice regarding the amortization of goodwill from the acquisition of shares of Smiles by GA Smiles Participações S.A. in December 2013, and the deduction of financial expenses in the context of an issuance of debentures by Smiles in June 2014. Based on the opinion of our legal counsel, R$153.9 million represent a possible risk of loss. As of December 31, 2023, we had no provisions or judicial deposits for these proceedings.

In 2021, Smiles received a tax notice, with respect to fiscal years 2016 and 2017, relating to the deductibility of the goodwill allocated as future profitability after the merger of GA Smiles Participações S.A. with Smiles S.A. in 2013. The total amount involved as of December 31, 2023 was R$67.2 million. Based on the opinion of our legal counsel, we believe that this proceeding represents a possible risk of loss . As of the date of this annual report, we are presenting our defense in the administrative appeal. As of December 31, 2023, we had no provisions or judicial deposits for this proceeding.

In addition, in 2021, the Brazilian Federal Revenue Service filed administrative proceedings against us not approving our offsetting of social security contribution credits from August 2018 to November 2020. The total amount involved as of December 31, 2023 was R$193.2 million. Based on the opinion of our legal counsel, we believe that these proceedings represent a possible risk of loss. As of the date of this annual report, we are presenting our defense in the administrative appeal. As of December 31, 2023, we had no provisions or judicial deposits for this proceeding.

In 2022, we, as successor of Smiles, received a notice of infraction related to the following in fiscal years 2017 to 2019: (i) deductibility of goodwill allocated as future profitability after the merger of GA Smiles Participações S.A. in December 2013 and (ii) offsetting of Webjet’s tax loss. This notice of infraction involves a total amount of R$595.1 million as of December 31, 2023. Based on the opinion of our legal counsel, we believe that this proceeding represents a possible risk of loss. As of December 31, 2023, we had no provisions or judicial deposits for this proceeding.

On January 25, 2024, we filed voluntary petitions for relief under Chapter 11 of title 11 of the United States Code (11 U.S.C. § 101, et. Seq.) in the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No. 24-10118 (MG). For more information on the Chapter 11 cases, see “Explanatory Note.”

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

Under Brazilian corporate law, a portion of a corporation’s “income” may be allocated for discretionary appropriations for expansion and other fixed or working capital investment projects, the amount of which is based on a capital budget previously presented by management and approved by shareholders in our annual shareholders’ meeting. Brazilian corporate law provides that, if a project to which the reserve for investment projects account is allocated has a term exceeding one year, the budget related to the project must be submitted to the shareholders’ meeting each fiscal year until the relevant investment is completed.

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

Payment of interest to a holder that is not domiciled in Brazil for Brazilian tax and regulatory purposes, or a “non-Brazilian holder,” is subject to withholding income tax at the rate of 15%, or 25% if the non-Brazilian holder is domiciled in a country or location that does not impose income tax or where the income tax rate is lower than 17%, or a Low or Nil Tax Jurisdiction, or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficial owner of the income derived from transactions carried out and attributable to a non-Brazilian holder. These payments may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest attributable to shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends, is at least equal to the mandatory dividend.

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

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial condition or results of operations since December 31, 2023.

ITEM 9.      The Offer and Listing

A.	Offer and Listing Details

In the United States, our preferred shares trade in the form of ADSs. Each ADS represents two preferred shares. The ADSs are issued by the depositary pursuant to a deposit agreement. The ADSs traded on the NYSE since June 2004 under the ticker “GOL” until their delisting in January 2024 as a result of the Chapter 11 cases. Our preferred shares trade on the B3 under the ticker “GOLL4.” As of December 31, 2023, the ADSs represented 8.6% of our preferred shares and 6.9% of our global public float.

As a result of our Chapter 11 cases, the NYSE suspended the trading of the ADSs on January 26, 2024 and requested the SEC to delist the ADSs. As of the date of this annual report, the ADSs are traded in the over-the-counter market, which is a less liquid market. For further information on the risks relating to our ADSs, see “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs and Our Preferred Shares—Because our post-bankruptcy capital structure is yet to be determined, and any changes to our capital structure may have a material adverse effect on holders of the ADSs or our preferred shares, trading in the ADSs or our preferred shares during the pendency of the Chapter 11 cases is highly speculative and poses substantial risks.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Trading on the B3

Trading on the B3 is conducted every business day between 10:00 a.m. and 5:00 p.m. (Brazilian time) on an automated system known as PUMA (Plataforma Unificada Multiativos). The B3 also permits trading from 5:30 p.m. to 6:00 p.m. on an online system called the “after market,” which is connected to traditional and online brokers. Trading on the “after market” is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. Additionally, securities listed on the B3, including the special listing segment such as the Novo Mercado, Level 1 and Level 2, may also be traded outside of the traditional exchanges in the non-organized OTC market (Brazilian Over the Counter, or OTC market).

To maintain control over the fluctuation of the B3 index, the B3 adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the B3 index falls below 10% or 15%, respectively, in relation to the closing index levels of the previous trading session. If the index falls below 20%, the session may suspend trading for a period of time to be defined by B3 at the time of such event.

When shareholders and investors trade shares on the B3, the settlement occurs in two business days after the trade date, without adjustments to the purchase price for inflation. The seller is usually required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of an independent clearing house, which handles the multilateral central counterparty settlement of both financial obligations and transactions involving securities. According to the regulations of the B3, financial settlement is carried out through the Central Bank’s transfer of funds system, while transactions involving the sale and purchase of shares are settled through the B3 custody system. All deliveries against final payment are irrevocable.

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

Trading on the B3 by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a “non-Brazilian holder,” is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 4,373, of the National Monetary Council (Conselho Monetário Nacional), or CMN, or Resolution No. 4,373. Resolution No. 4,373 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearinghouse. Such financial institutions and clearinghouses must be duly authorized by the Central Bank and the CVM. In addition, Resolution No. 4,373 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 4,373 to other non-Brazilian holders through a private transaction. See “Item 10. Additional Information—E. Taxation—Material Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 4,373.

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

Regulation of the Brazilian Securities Markets

The Brazilian securities market is regulated by the CMN, regulated, and supervised by the CVM, and subsidiarily supervised by the Central Bank. The CMN regulates and supervises the activities of the CVM and has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions, according to the provisions of the Law No. 6,385, dated December 7, 1976, and Law No. 4,595, dated December 31, 1964, as amended. These laws and other rules and regulations, including the Brazilian corporate law and regulations issued by the CMN, the CVM and the Central Bank, together set the requirements for disclosure of information applying to issuers of securities listed on stock exchanges, the criminal penalties for insider trading and price manipulation, the protection of minority shareholders, licensing procedures, supervision of brokerage firms and the governance of Brazilian stock exchanges. They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

Under Brazilian corporate law, a company may be either publicly held (companhia aberta), like us, or privately held (companhia fechada). A company is publicly held when it has registered as such with the CVM, thereby becoming subject to reporting and regulatory requirements. A company registered with the CVM may trade its securities either on the B3 or on the Brazilian over-the-counter market. The securities of a listed company may also be traded privately, subject to certain limitations. To be listed on the B3, a company shall be registered as publicly held with the CVM and must apply for registration with the B3.

The trading of securities on the B3 may be suspended under certain circumstances at the request of a company in anticipation of a disclosure of material information. Trading may also be suspended on the initiative of the B3 or the CVM, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or the B3, among other reasons.

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

Description of Capital Stock

General

As of December 31, 2023, our share capital comprised 2,863,682,500 common shares and 336,919,404 preferred shares, in each case with no par value.

Issued Share Capital

Under our bylaws, our authorized capital as of December 31, 2023 was R$17.0 billion and can be increased by the issuance of preferred or common shares, after approval by our board of directors. Our shareholders must approve any capital increase that exceeds our authorized capital. Under our bylaws and Brazilian corporate law, if we issue additional shares in a private transaction, the existing shareholders have preemptive rights to subscribe for shares on a pro rata basis according to their holdings. See “—Preemptive Rights.”

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

Pursuant to Resolution No. 4,373, foreign investors must:

•	appoint at least one representative (which must be a Brazilian financial institution or an entity authorized to operate by the Central Bank) and a custodian authorized by CVM in Brazil with powers to perform actions relating to the foreign investment;
•	complete the appropriate foreign investor registration form;
•	register as a foreign investor with the CVM (that may be waived by the CVM in the case of foreign individual investor);

•	obtain a foreign investor registration number and register the foreign investment with the Central Bank;
•	appoint a tax representative in Brazil; and
•	obtain a taxpayer identification number from the Brazilian federal tax authorities.

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

Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless the holder is a duly registered investor under Resolution No. 4,373.

A foreign holder of our preferred shares that does not register under Resolution No. 4,373 will be subject to less favorable Brazilian tax treatment than a holder of ADSs. Regardless of qualification under Resolution No. 4,373, residents in a Low or Nil Tax Jurisdiction are subject to less favorable tax treatment than other foreign investors. See “Taxation—Material Brazilian Tax Considerations.”

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

Redemption and Rights of Withdrawal

Under Brazilian Corporate Law, under certain circumstances, a dissenting or non-voting shareholder has the right to withdraw from a company and be reimbursed for the value of the preferred or common shares held by the dissenting shareholder whenever a decision is taken at a general shareholders’ meeting by a vote of shareholders representing the majority of the total voting capital to:

•	create a new class of preferred shares or increase disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by our bylaws;
•	modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares or create a new class with greater privileges than the existing classes of preferred shares;
•	reduce the mandatory distribution of dividends;
•	merge or consolidate us with another company, subject to the conditions set forth in Brazilian corporate law;
•	participate in a group of companies as defined in Brazilian corporate law and subject to the conditions set forth therein;
•	change our corporate purpose;
•	transfer all of our shares to another company or receive shares of another company in order to make the company whose shares were transferred a wholly owned subsidiary of such company, known as incorporação de ações;
•	conduct a spin-off that results in (i) a change of our corporate purposes, except if the assets and liabilities of the spin-off company are contributed to a company that is engaged in substantially the same activities, (ii) a reduction in the mandatory dividend or (iii) any participation in a centralized group of companies, as defined under Brazilian corporate law; or
•	dissolve the company or terminate a state of liquidation.

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

The right of withdrawal lapses 30 days after publication of the minutes of the relevant general shareholders’ meeting that approved the corporate actions described above. In the case of the changes mentioned in items (i) and (ii) above, the resolution is subject to confirmation by the preferred shareholders, which must be obtained at a special meeting held within one year. In those cases, the 30-day term is counted from the date of publication of the minutes of the special meeting. We would be entitled to reconsider any action triggering withdrawal rights within ten days following the expiration of such rights if the withdrawal of shares of dissenting or non-voting shareholders would jeopardize our financial stability. Shares to be redeemed by us from the dissenting or non-voting shareholders exercising withdrawal rights will be valued at an amount equal to the lesser of the portion attributable to such shares of our shareholders’ equity as shown on the last balance sheet approved at a general shareholders’ meeting (book value) and the portion attributable to such shares of the economic value of the company, pursuant to an appraisal report produced in accordance with the provisions of Brazilian corporate law. If more than 60 days have elapsed since the date of such balance sheet, dissenting shareholders may require that the book value of their shares be calculated on the basis of a new balance sheet. In this case, the company will immediately pay 80% of the reimbursement amount calculated based on the most recent balance sheet approved at the general shareholders’ meeting and, once the new balance sheet is finalized, will pay the balance within 120 days from the date of the general shareholders’ meeting requiring such new balance sheet.

As a general rule, shareholders who acquire their shares after the first notice convening the general shareholders’ meeting or after the relevant press release concerning the matters to be resolved at the meeting is published will not be entitled to appraisal rights.

For purposes of the right of withdrawal, the concept of “dissenting shareholder” under Brazilian corporate law includes not only those shareholders who vote against a specific resolution, but also those who abstain from voting, who fail to attend the shareholders’ meeting or who do not have voting rights.

Preemptive Rights

Each of our shareholders generally has a preemptive right to subscribe for shares or convertible securities in any capital increases in proportion to its shareholdings. A minimum period of 30 days, unless a shorter period is established by our board of directors, as long as such shorter period is supported by applicable laws and regulations, following the publication of notice of the capital increase is allowed for the exercise of the right and the right may be negotiable. In the event of a capital increase which would maintain or increase the proportion of capital represented by preferred shares, holders of ADSs or preferred shares would have preemptive rights to subscribe only to newly issued preferred shares.

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

Brazilian corporate law grants (i) holders of preferred shares without voting rights (or with restricted voting rights) representing 10% of the total issued capital stock and (ii) holders of our common shares that are not part of the controlling group, and represent at least 15% of the voting capital stock, the right to appoint a member to the board of directors, by voting at the annual shareholders’ meeting. If none of the non-controlling holders of our common or preferred shares meets the respective thresholds described above, holders of our preferred or common shares representing at least 10% of our share capital would be able to combine their holdings to appoint one member and, as applicable, an alternate to our board of directors. Such rights may only be exercised by those shareholders who prove that they have held the required stake with no interruption during at least three months prior to our annual shareholders’ meeting.

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

General and special shareholders’ meetings may be called by publication of a notice in a newspaper of general circulation in our principal place of business at least 21 days prior to the meeting. Special meetings are convened in the same manner as general shareholders’ meetings and may occur immediately before or after a general meeting.

At duly called and convened meetings, our shareholders are empowered to take any action regarding our business. Shareholders have the exclusive right, during our annual shareholders’ meetings required to be held within four months as from the end of our fiscal year, to approve our financial statements and to determine the allocation of our net income and the distribution of dividends related to the fiscal year immediately preceding the meeting. The members of our board of directors are generally elected at annual shareholders’ meetings. However, according to Brazilian corporate law, they can also be elected at extraordinary shareholders’ meetings. At the request of shareholders holding a sufficient number of shares, a fiscal board can be established and its members elected at any shareholders’ meeting.

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

Arbitration

In connection with our listing on the Level 2 listing segment, we and our controlling shareholder, directors, officers and the members of our fiscal board have undertaken to refer to the B3 Arbitration Chamber any and all disputes, including between us and our shareholders, relating to or derived from the enforceability, validity, applicability, interpretation or breach of Brazilian corporate law, our bylaws, rules published by the CMN, the Central Bank or the CVM and other rules applicable to the Brazilian capital markets in general, including Level 2 rules, the Level 2 listing agreement, Level 2 sanctions regulations and the rules of the B3 Arbitration Chamber. See “Item 9. The Offer and Listing—C. Markets.”

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

The federal income tax consequences to U.S. holders may also be affected by our Chapter 11 cases, which remain ongoing. Prospective investors should consult their tax advisors concerning the U.S. federal income tax considerations of the ownership or disposition of our preferred shares or the ADSs in light of our Chapter 11 proceedings and such investors’ particular circumstances, as well as any considerations arising under the laws of any other taxing jurisdiction.

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

With respect to the disposition of preferred shares, as they are assets located in Brazil, gains realized by the non-Brazilian holder will be subject to income tax in Brazil, following the rules described below, regardless of whether the disposition is made by a non-Brazilian holder to a non-Brazilian resident or Brazilian resident.

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

Any other gains assessed on the disposition of the preferred shares that are not carried out on the Brazilian stock exchange are subject to income tax at (i) a flat rate of 15% for a 4,373 Holder that is not a resident of or domiciled in a Nil or Low Taxation Jurisdiction, although different interpretations may be raised to sustain the application of the progressive rates that may vary from 15.0% to 22.5% (15.0% for the part of the gain that does not exceed R$5.0 million, 17.5% for the part of the gain that exceeds R$5.0 million but does not exceed R$10.0 million, 20.0% for the part of the gain that exceeds R$10.0 million but does not exceed R$30.0 million and 22.5% for the part of the gain that exceeds R$30.0 million); (ii) a flat rate of 25.0% for a non-Brazilian holder that is a resident of or domiciled in a Nil or Low Taxation Jurisdiction, whether a 4,373 Holder or not, although there are arguments to sustain the application of the progressive rates from 15% to 22.5%, instead of the 25% rate, to the 4,373 Holder; (iii) progressive rates that may vary from 15.0% to 22.5% for non-Brazilian holders that are not 4,373 Holders and are not resident in a Low or Nil Taxation Jurisdiction.

If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation of a financial institution, or if the capital gains are earned by a holder resident or domiciled in a Low or Nil Taxation Jurisdiction, the withholding income tax of 0.005% shall also be applicable and can be offset against the eventual income tax due on the capital gain.

In the case of a redemption of preferred shares or ADSs or a capital reduction by a Brazilian corporation, the positive difference between the amount received by the non-Brazilian holder and the acquisition cost of the preferred shares or ADSs redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, as described above.

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

We cannot assure you that the Brazilian government will not try to increase the withholding income tax on interest on shareholders’ equity in the future or extinguish it altogether.

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

A Low or Nil Taxation Jurisdiction is a country or location that (1) does not impose taxation on income, (2) imposes income tax at a maximum rate lower than 17.0% or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment. The list of jurisdictions considered Low or Nil Taxation Jurisdictions by the Brazilian tax authorities is currently provided in Normative Ruling No. 1,037.

Law No. 11,727, which became effective as of January 1, 2009, introduced the concept of a “privileged tax regime” in connection with transactions subject to transfer pricing and thin capitalization rules. In this conception, privileged tax regimes are more comprehensive than tax havens. Under such law, a “privileged tax regime” is considered to be a tax regime that meets any of the following requirements: (i) does not tax income or taxes income at a maximum rate lower than 17.0%; (ii) grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (iii) does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate lower than 17.0%; or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions.

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

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727 and Normative Ruling No. 1,037. If the Brazilian tax authorities determine that the concept of “privileged tax regime” applies to withholding taxes levied on payments made to a non-Brazilian Holder, the WHT applicable to such payments could be assessed at a rate up to 25.0%.

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

Tax on Foreign Exchange Transactions

Pursuant to Decree No. 6,306, dated December 14, 2007, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a non-Brazilian holder in the preferred shares and ADSs may be subject to the tax on foreign exchange transactions, or IOF/Exchange. Currently applicable rate for most foreign currency exchange transactions is 0.38%. However, currency exchange transactions carried out for the inflow of funds in Brazil by a 4,373 Holder are subject to IOF/Exchange at (i) 0% rate in case of variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, as well as in the acquisitions of shares of Brazilian publicly-held companies in public offerings or subscription of shares related to capital contributions, provided that the issuer company has registered its shares for trading in the stock exchange (ii) 0% for the outflow of resources from Brazil related to these type of investments, including payments of dividends and interest attributable to shareholders’ equity and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of ADSs into shares. In any case, the Brazilian government is permitted to increase at any time the rate to a maximum of 25%, but only in relation to future transactions.

Tax on Bonds and Securities Transactions

Pursuant to Decree 6,306, in addition to the IOF/Exchange, the Tax on Bonds and Securities Transactions, or IOF/Bonds, may be imposed on any transactions involving bonds and securities even if the transactions are performed on a Brazilian stock exchange. The rate of IOF/Bonds applicable to transactions involving preferred or common shares is currently zero. In particular, the IOF/Bonds also levies at a zero percent rate on the transfer of shares traded on the Brazilian stock exchange with the purpose of the issuance of depositary receipts to be traded outside Brazil. The Brazilian government may increase such rate up to 1.5% per day, but only with respect to future transactions.

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

Material U.S. Federal Income Tax Consequences

The following discussion describes the material U.S. federal income tax consequences of purchasing, holding and disposing of our preferred shares or the ADSs. This discussion applies only to beneficial owners of ADSs or preferred shares that are U.S. holders. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed Treasury Regulations, administrative pronouncements by the U.S. Internal Revenue Service, or the IRS, and judicial decisions. This summary does not describe any state, local or non-U.S. tax law considerations or any aspect of U.S. federal tax law (such as estate tax, gift tax, any alternative minimum tax or Medicare tax on net investment income) other than income taxation and does not address U.S. federal income tax consequences that may arise as a result of our Chapter 11 cases. U.S. holders should consult their own tax advisors regarding these matters.

This discussion does not purport to address all U.S. federal income tax consequences that may be relevant to a particular U.S. holder and you are urged to consult your own tax advisor regarding your specific tax situation. This discussion applies only to U.S. holders who hold preferred shares or ADSs as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code and does not address the tax consequences that may be relevant to U.S. holders in special tax situations, including:

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

You are a “U.S. holder” if you are a beneficial owner of preferred shares or ADSs and, for U.S. federal income tax purposes, you are:

•	a citizen or an individual resident of the United States;
•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust (or if the trust has a valid election in effect under current Treasury regulations to be treated as a U.S. person).

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

A U.S. holder may be entitled, subject to a number of complex limitations and conditions (including a minimum holding period requirement), to claim a U.S. foreign tax credit in respect of any Brazilian withholding taxes imposed on dividends received on preferred shares or ADSs. U.S. holders who do not elect to claim a foreign tax credit with regard to any otherwise creditable foreign income taxes paid or accrued during the taxable year may instead claim a deduction in respect of such withholding taxes. Dividends received with respect to the preferred shares or ADSs will be treated as foreign source income, which may be relevant in calculating such U.S. holder’s U.S. foreign tax credit limitation. For purposes of the U.S. foreign tax credit limitation, foreign source income is separated into different “baskets,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income. Dividends paid with respect to our preferred shares or ADSs should generally constitute “passive category” income for most U.S. holders. The rules relating to the determination of the foreign tax credit are complex and U.S. regulations have imposed additional requirements that must be met for a foreign tax to be creditable (including requirements that a “covered withholding tax” be imposed on nonresidents in lieu of a generally applicable tax that satisfies the regulatory definition of a “net income tax”, which may be unclear or difficult to determine). IRS guidance provides temporary relief from certain of these requirements if the notice is applied consistently to all foreign taxes paid during the relevant taxable year until the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). You should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

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

Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares (to the extent not represented by ADSs) will be treated as qualified dividends, because the preferred shares are not themselves listed on a U.S. exchange. In light of our Chapter 11 cases, U.S. holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

The amount of any cash distributi”n pa’d in Brazilian currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the U.S. holder (in the case of preferred shares held directly by such U.S. holder), regardless of whether the payment is in fact converted to U.S. dollars at that time. A U.S. holder should not recognize any foreign currency gain or loss in respect of such distribution if such Brazilian currency is converted into U.S. dollars on the date received. If the Brazilian currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Brazilian currency. Such foreign currency gain or loss, if any, generally will be U.S. source ordinary income or loss.

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

A U.S. holder who owns preferred shares or ADSs during any taxable year that we are a PFIC in excess of certain de minimis amounts and fails to qualify for certain other exemptions would be required to file IRS Form 8621. In addition, under certain circumstances, regulations also require a “United States person” (as such term is defined under the Code) that indirectly owns preferred shares through one or more United States persons to file Form 8621 for a taxable year during which such indirect shareholder is treated as receiving an excess distribution in connection with the ownership or disposition of the preferred shares, or reports income pursuant to a mark-to-market election, as described below, among other circumstances. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to our preferred shares or ADSs to their particular situation.

If a Brazilian tax is withheld on the sale, exchange or other taxable disposition of a preferred share or ADS, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the Brazilian tax. Capital gain or loss, if any, realized by a U.S. holder on the sale, exchange or other taxable disposition of a preferred share or ADS generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Under U.S. regulations, non-United States withholding tax imposed on such U.S. source gain may not constitute a creditable tax. Consequently, in the case of a sale, exchange or other taxable disposition of a preferred share or ADS that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for an ADS or preferred share, as the case may be, that is not registered pursuant to Resolution No. 4,373, on which a Brazilian capital gains tax is imposed (see above under “—Material Brazilian Tax Considerations—Taxation of Gains”)), the U.S. holder may not be able to benefit from the foreign tax credit for that Brazilian tax. Alternatively, if available, the U.S. holder may take a deduction for the Brazilian withholding tax if it does not elect to claim a foreign tax credit for any otherwise creditable foreign income taxes paid or accrued during the taxable year. A U.S. holder should consult its tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in its particular circumstances.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.   Quantitative and Qualitative Disclosures about Market Risk

For this information, see note 34 to our audited consolidated financial statements included elsewhere in this annual report.

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

Reimbursement of Fees Incurred in 2023

In 2023, we received reimbursement of fees from the depositary for standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.

PART II

ITEM 13.   Defaults, Dividend Arrearages and Delinquencies

As of the date of this annual report, we are in material default with respect to payments of principal and interest and breach of certain covenants under our instruments of indebtedness. On January 25, 2024, we initiated our Chapter 11 cases and expect to reach agreements with our creditors as part of a reorganization plan. As a result of the Chapter 11 cases, our counterparties are stayed from taking any actions in connection with such defaults. For information on the risks and uncertainties associated with our Chapter 11 cases, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Chapter 11 Cases.

ITEM 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.   Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer and together with other members of our management, assessed the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) and have concluded that our disclosure controls and procedures as of December 31, 2023 were effective in ensuring that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

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

Our management, with participation of the chief executive officer and chief financial officer, under the oversight of our board of directors, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013), or COSO 2013. Based on this assessment, management believes that, as of December 31, 2023, our internal control over financial reporting was effective based on those criteria.

Remediation of Material Weaknesses in Internal Control over Financial Reporting

In 2023, management remediated the material weaknesses identified as of December 31, 2022 based in our identification, design and execution of certain controls on our business and financial reporting processes and systems related to the information produced by us that supports underlying data used in the execution of internal controls to address the requirements of the COSO 2013 criteria. These material weaknesses did not result in a material misstatement in our consolidated financial statements as of and for the year ended December 31, 2022.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2023 was audited by Ernst & Young Auditores Independentes S/S Ltda., or EY, the independent registered public accounting firm that also audited our consolidated financial statements as of and for the year then ended.

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

The following table sets forth by category of service the total fees for services performed by our principal accountant, EY, for SEC purposes and Brazilian laws and regulations in 2022 and 2023:

	2022	2023
	(in thousands of R$)
Audit fees	6,270.9	9,415.7
Audit-related fees	858.8	104.7
Tax fees	–	–
All other fees	–	–
Total	7,129.7	9,520.4

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

Tax Fees

There were no tax advisory services provided by our principal accountants in 2022 and 2023.

All Other Fees

There were no other services provided by our principal accountants in 2022 and 2023.

Pre-Approval Policies and Procedures

Our statutory audit committee approves all audit, audit-related services, tax services and other services provided by our principal accountant. Any services provided by our principal accountant that are not specifically included within the scope of the audit must be pre-approved by our statutory audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2022 and 2023, none of the fees paid to EY were approved pursuant to the de minimis exception.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G.	Corporate Governance

Significant Differences between Our Corporate Governance Practices and NYSE Corporate Governance Standards

As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Companies listed on the NYSE are required to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules and (iii) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance standards required to be followed by U.S. listed companies. As of the date of this annual report, we were not listed on any national securities exchange. Following is a discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies.

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

Under Brazilian corporate law, the fiscal board may not include members that (i) are on our board of directors, (ii) are on our board of executive officers, (iii) are employed by us or a controlled company, (iv) are spouses or relatives of any member of our management up to the third degree, (v) hold any position at any of our competitors or have any conflicting interest with us or (vi) were forbidden by the CVM to hold a public office position. Our bylaws provide for a non-permanent fiscal board to be elected only by our shareholders’ request at a general shareholders’ meeting. In April 2024, at the request of preferred shareholders representing 1.34% of our preferred shares, we installed a fiscal board, which comprises, as of the date of this annual report, the following members: Letícia Pedercini Issa, Marcelo Amaral Moraes and Renato Chiodaro, with the following alternates: Rogério Alves Rodrigues, Carla Andrea Furtado Coelho and Ana Carolina Salles Leite Viseu, respectively.

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

Our statutory audit committee also performs the roles of an audit committee under U.S. laws. The members of our statutory audit committee, as of the date of this annual report, are Germán Pasquale Quiroga Vilardo, Philipp Schiemer and Marcela de Paiva Bonfim Teixeira. All members meet the applicable independent membership requirements of the SEC. Marcela de Paiva Bonfim Teixeira is the committee’s “financial expert” within the meaning of the SEC’s rules under the Exchange Act.

Nomination/Corporate Governance and Compensation Committees

NYSE rules require that listed companies have a nomination/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. Required responsibilities for the nomination/corporate governance committee include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. Required responsibilities for the compensation committee include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non-chief executive officer compensation, incentive compensation and equity-based plans.

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

Our corporate governance and people policies committee is responsible for the coordination, implementation and periodic review of best corporate governance practices and for monitoring and keeping our board of directors informed of legislation and market recommendations addressing corporate governance. It also reviews and recommends to our board of directors human resources policies, forms of compensation, including salary, bonus and stock options, to be paid to our employees, as well as analyzes management’s career and succession plans. The committee comprises up to six members elected by our board of directors for a one-year term, with reelection permitted, comprising our chairman and two members of our board of directors. Our corporate governance and people policies committee comprises Constantino de Oliveira Junior, Paulo Sergio Kakinoff, Betânia Tanure de Barros and Ricardo Constantino.

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

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Cyber Risks Management

We consider cybersecurity and information security at the highest strategic level. Our cybersecurity risk management strategy is designed to detect, prevent, monitor and respond to security incidents, minimize unavailability, protect integrity of data and prevent data leakage.

Our cybersecurity processes have been comprehensively integrated into our risk management system and strategy.

We manage our cybersecurity risks through continuous monitoring, detection, prevention and use security tools and systems. Our cybersecurity manager has more than a decade of experience in addressing significant cybersecurity threats and leads the management of cybersecurity risks.

Specifically with respect to suppliers’ and outsourced service providers’ systems, our cybersecurity processes include tests, assessments and contractual requirements. As part of this diligence, we assess various factors, including data protection policies, security controls and incident response capabilities of our suppliers and outsourced service providers. If we identify any risks, we log, prioritize and address the risks in accordance with our comprehensive risk management framework to mitigate our exposure to cyber threats and ensure consistent and effective responses.

As part of our risk management strategy, our cybersecurity risk management processes are tested by our cybersecurity management department continuously as well as by external risk assessment and security control audits conducted by global consulting companies with in-depth experience in cybersecurity and risk management. Cybersecurity risks identified by external audits are prioritized based on impact and probability and are integrated into the general risk management program of our cybersecurity management department.

We are firmly committed to the effective implementation of our Information Security Policy (Política de Segurança da Informação), which outlines our digital security strategy. Since October 13, 2023, we have a data protection and cyber liability insurance policy protecting us against financial losses resulting from cybersecurity threats.

This reflects that we adapted to the inherent risks of cyber warfare, affecting both Brazil and the global landscape, demonstrating a significant increase in our maturity and competence in cybersecurity and data protection. We improved our “Plano de Conscientização e Treinamento em Segurança da Informação called “Programa Segurança da Informação em Ação” which aims at bringing awareness and engagement to the entire Company about this subject. We implement significant projects to increase our security maturity.

As of date, the risks related to cybersecurity threats, including previous cybersecurity incidents, have not materially adversely affected us, including our business strategy, results of operations or financial condition. See “Item 3. Key Information-D. Risk Factors--Risks Relating to US and the Brazilian Airline Industry--We rely on complex systems and technology and any operational or security inadequacy or interruption could materially and adversely affect us” for a description of the continuous risks deriving from cybersecurity threats that, if occurred, could materially and adversely affect us.

Governance

Our processes to identify, track and manage cybersecurity risks are primarily conducted by our cybersecurity management department, under the information technology segment of our board of executive officers. These processes are led by our cybersecurity manager, a cybersecurity expert with more than a decade of experience in addressing significant cybersecurity threats. Our cybersecurity manager directly reports to our non-statutory chief IT officer, a leader in information technology.

When an incident is identified, dedicated teams within our cybersecurity management department work to classify and contain the incident, following standard processes set forth in our policies for internal notification and reporting to our senior management and board of directors.

We adopt a Policy for Disclosure of Cybersecurity Incidents and Governance setting forth clearly defined roles and responsibilities, guidelines and decision-making powers in the event of an incident. Our risk committee discusses every quarter the status of our cybersecurity environment, as well as action plans to address any exposure to cybersecurity risks.

The material produced by our risk committee is presented in summary form to our statutory audit committee, which in turn reports the most significant items to our board of directors. Our chief IT officer monthly reports the status of our cybersecurity environment to our C-level executive officers.

PART III

ITEM 17.   Financial Statements

See “Item 18. Financial Statements.”

ITEM 18.   Financial Statements

See our audited consolidated financial statements beginning on Page F-1 of this annual report.

ITEM 19.   Exhibits

1.1	Bylaws of the registrant (English translation), approved by the shareholders’ meeting held on April 30, 2024.*
2.1	Form of Amended and Restated Deposit Agreement among the registrant, The Bank of New York Mellon, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts, incorporated herein by reference from the Registration Statement on Form F-6/A, filed April 14, 2017, file No. 333-217150.
2.2	Description of the registrant’s securities registered under Section 12 of the Exchange Act, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2019, as filed on June 29, 2020.
4.1	Agreement, dated April 15, 2015, between GOL Linhas Aéreas S.A. (formerly VRG Linhas Aéreas S.A.) and Petrobras Distribuidora S.A., including Amendment 1 thereto, dated January 15, 2016, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2015, as filed on April 28, 2016.
4.2

Amendments 2 through 4 to Agreement of April 15, 2015, dated April 20, 2016, August 16, 2016 and October 6, 2016, between GOL Linhas Aéreas S.A. (formerly VRG Linhas Aéreas S.A.) and Petrobras Distribuidora S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2016, as filed on May 1, 2017.+

4.3	Amendments 6 through 8 to Agreement of April 15, 2015, dated June 6, 2019, June 12, 2019 and July 18, 2019, between GOL Linhas Aéreas S.A. and Petrobras Distribuidora S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2019, as filed on June 29, 2020.+
4.4	Amendments 13 through 14 to Agreement of April 15, 2015, dated December 3, 2021 and January 18, 2022, between GOL Linhas Aéreas S.A. and Petrobras Distribuidora S.A., incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2021, as filed on March 16, 2022. +
4.5	Amendments 15 through 21 to Agreement of April 15, 2015, dated October 3, 2022, November 7, 2022, December 20, 2022, February 2, 2023, March 24, 2023, May 5, 2023 and August 14, 2023, between GOL Linhas Aéreas S.A. and Vibra Energia S.A. (current entity name of Petrobras Distribuidora S.A.).*+
4.6	Aircraft Purchase Agreement, dated October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2012, as filed on April 30, 2013.+
4.7	Supplemental Agreements 1 and 2 to the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2013, as filed on April 28, 2014.+
4.8

Supplemental Agreements 3 through 5 to the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2015, as filed on April 28, 2016.+

98

4.9

Supplemental Agreements 7 and 8 to the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2016, as filed on May 1, 2017.+

4.10

Supplemental Agreements 9, 10 and 11 to the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2019, as filed on March 14, 2019.+

4.11	Supplemental Agreement 12 to the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2019, as filed on June 29, 2020.+
4.12	Letter Agreement, dated March 20, 2020, supplementing the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2019, as filed on June 29, 2020.+
4.13	Addendum to the Letter Agreement of March 20, 2020, dated June 23, 2020, supplementing the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2020, as filed on March 26, 2021.+
4.14	Amendment 1 to the Letter Agreement of March 20, 2020, dated November 24, 2020, supplementing the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2020, as filed on March 26, 2021.+
4.15	Supplemental Agreement 13, dated July 26, 2021, and Amended and Restated Supplemental Agreement, dated July 31, 2021, to the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2021, as filed on March 16, 2022.+
4.16	Supplemental Agreement 14, dated November 10, 2021, to the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2021, as filed on March 16, 2022.+
4.17	Amendments 2 through 3 to the Letter Agreement of March 20, 2020, dated March 11, 2021 and July 26, 2021, supplementing the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2021, as filed on March 16, 2022.+
4.18	Supplemental Agreement 15, dated January 28, 2022, to the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2022, as filed on March 22, 2023.+
4.19	Letter Agreement, dated February 25, 2022, supplementing and amending the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company, incorporated herein by reference from our Annual Report on Form 20-F for the year ended December 31, 2022, as filed on March 22, 2023.+
4.20	Supplemental Agreement 16 and Supplemental Agreement 17, dated October 14, 2022, and December 21, 2023, to the Aircraft Purchase Agreement of October 1, 2021, between GAC Incorporated and The Boeing Company.*+

4.21	Letter Agreements, dated October 14, 2022, and December 21, 2023, supplementing and amending the Aircraft Purchase Agreement of October 1, 2012, between GAC Incorporated and The Boeing Company.*+
8.1	List of Subsidiaries.*
12.1	Section 302 Certification of Chief Executive Officer.*
12.2	Section 302 Certification of Chief Financial Officer.*
13.1	Section 906 Certification of Chief Executive Officer.*
13.2	Section 906 Certification of Chief Financial Officer.*
97.	Clawback Policy.*
101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema.*
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.*
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.*
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.*
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.*
*	Filed herewith.
+	Certain portions of the exhibit have been omitted from the public filing pursuant to a request for confidential treatment.

Signature

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

GOL LINHAS AÉREAS INTELIGENTES S.A.

By: /s/ Celso Guimarães Ferrer Junior
Name: Celso Guimarães Ferrer Junior
Title: Chief Executive Officer

By: /s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao
Title: Chief Financial Officer

Dated: May 14, 2024

Consolidated Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

December 31, 2023

with report of independent registered public accounting firm

Gol Linhas Aéreas Inteligentes S.A.

Consolidated financial statements

December 31, 2023

Auditor Data Elements
Auditor Name	Ernst & Young Auditores Independentes S/S Ltda.
Auditor Location	São Paulo, Brazil
Auditor Firm ID	1448

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Gol Linhas Aéreas Inteligentes S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Gol Linhas Aéreas Inteligentes S.A. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 14, 2024 expressed an unqualified opinion thereon.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.2 to the financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, has filed for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1.2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Passenger transportation revenue

Description of the Matter

At December 31, 2023, the Company’s passenger transportation revenue was R$17,254 million. As described in Note 4.17.1 to the consolidated financial statements, passenger revenue is recognized when air transportation is provided. The passenger transportation revenue recognition process is dependent on information technology systems and internal controls. This process also takes into consideration other complex aspects that may affect revenue recognition, such as recording of tickets sold but not used, credits to passengers related to unused tickets, accounting for the performance obligation of the Company’s loyalty program, among others.

Auditing the passenger transportation revenue, including the information reliant on the IT systems, was complex and required performance of incremental audit procedures. Significant judgment was required to design and execute our audit procedures and to assess the sufficiency of the procedures performed and evidence obtained.

How We Addressed the Matter in Our Audit

To test the passenger transportation revenue, our audit procedures included, among others, assessment of the database integrity derived from the information technology systems involved in the passenger transportation revenue recognition process; testing the reconciliation of accounting records with reports of revenue from passenger transportation flown and liabilities related to tickets sold and not flown; executing data analytics, reconciling flight information from the Company’s technology systems to third party information; monitoring passenger boarding event and verifying recognition of the respective revenue for a sample of flights; testing a sample of flown and not flown tickets by physical inspection; and assessing the Company’s disclosures related to passenger transportation revenue in Note 29 to the consolidated financial statements.

Provision for aircraft and engine return

Description of the Matter

At December 31, 2023, the Company’s provision for aircraft and engine return related to lease return costs for aircraft and engines under lease arrangements amounted to R$2,389 million. As described in Note 4.15.1 to the consolidated financial statements, certain lease arrangements contains contractual obligations establishing conditions for return of the aircrafts and engines at the end of the lease. The Company estimates lease return costs for aircraft and engines taking into account the anticipated aircraft and engines’ utilization patterns, historical maintenance events during the lease term, among other assumptions.

Auditing the Company’s provision for aircraft and engine return involves complex auditor judgment due to the uncertainty and complexity to estimate the amounts related to the anticipated aircraft and engines’ utilization patterns and anticipated return costs used by management to estimate the provision.

How We Addressed the Matter in Our Audit

To test the Company’s provision for aircraft and engine return, our audit procedures included, among others, evaluating the assumptions used by the Company to estimate the provision for aircraft and engine return by testing a sample of lease arrangements with return condition clauses; comparing management’s plans for future utilization of aircraft and engines against the respective historical utilization patterns; and evaluating the reasonableness of the Company’s anticipated return costs estimation process by reviewing the market price information.

/s/ Ernst & Young Auditores Independentes S/S Ltda.

We have served as the Company‘s auditor since 2020.

São Paulo, Brazil

May 14, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Gol Linhas Aéreas Inteligentes S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Gol Linhas Aéreas Inteligentes S.A. internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Gol Linhas Aéreas Inteligentes S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated May 14, 2024 expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Company’s ability to continue as a going concern.

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

/s/ Ernst & Young Auditores Independentes S/S Ltda.

São Paulo, Brazil

May 14, 2024

Consolidated statements of financial position December 31, 2023 and December 31, 2022 (In thousands of Reais - R$)

Assets	Note	2023	2022

Current
Cash and cash equivalents	5	323,928	169,035
Financial investments	6	315,901	404,113
Trade receivables	7	825,196	887,734
Inventories	8	397,216	438,865
Deposits	9	264,524	380,267
Advance to suppliers and third parties	10	431,136	302,658
Recoverable taxes	11	165,157	195,175
Derivative assets	32.2	810	16,250
Other credits and amounts	15	304,385	199,446
Total current assets		3,028,253	2,993,543

Non-Current
Financial investments	6	142,636	19,305
Deposits	9	2,291,413	2,279,503
Advances to suppliers and third parties	10	101,515	49,698
Recoverable taxes	11	14,077	53,107
Derivative assets	12	155	77,251
Deferred taxes	32.2	-	13,006
Other credits and amounts	15	22,645	33,187
Property, plant & equipment	13	9,187,700	9,588,696
Intangible assets	14	1,937,800	1,862,989
Total non-current assets		13,697,941	13,976,742

Total		16,726,194	16,970,285

See accompanying notes.

Consolidated statements of financial position December 31, 2023 and December 31, 2022 (In thousands of Reais - R$)

Liabilities and equity (deficit)	Note	2023	2022

Current
Loans and financing	16	1,261,554	1,126,629
Leases	17	1,739,642	1,948,258
Suppliers	18	2,000,079	2,274,503
Suppliers - factoring	19	39,877	29,941
Salaries, wages and benefits	20	647,729	600,451
Taxes payable	21	205,261	258,811
Landing fees		1,018,915	1,173,158
Advance ticket sales	22	3,130,772	3,502,556
Mileage program	23	1,765,664	1,576,849
Advances from customers		148,712	354,904
Provisions	24	737,636	634,820
Derivatives liabilities	32.2	8,929	519
Other liabilities		296,823	379,848
Total current liabilities		13,001,593	13,861,247

Non-Current
Loans and financing	16	9,322,035	10,858,262
Leases	17	7,701,733	9,258,701
Suppliers	18	93,162	45,451
Salaries, wages and benefits	20	495,968	285,736
Taxes payable	21	338,551	265,112
Landing fees		605,527	218,459
Mileage program	23	239,209	292,455
Provisions	24	2,680,191	2,894,983
Derivatives liabilities	32.2	5,010,509	17
Deferred taxes	12	198,517	36,354
Other liabilities		206,313	312,323
Total non-current liabilities		26,891,715	24,467,853

Equity (deficit)
Capital stock	25.1	4,040,661	4,040,397
Advances for future capital increase		1,470	-
Treasury shares	25.2	(1,709)	(38,910)
Capital reserve		399,838	1,178,568
Equity valuation adjustments		(616,734)	(770,489)
Accumulated losses		(26,990,640)	(25,768,381)
Total deficit		(23,167,114)	(21,358,815)

Total liabilities and deficit		16,726,194	16,970,285

See accompanying notes.

Consolidated statements of operations Fiscal year ended on December 31, 2023, 2022 and 2021 (In thousands of Reais - R$)

	Note	2023	2022	2021
Net revenue
Passenger		17,251,510	14,153,076	6,880,135
Mileage program, cargo and other		1,522,514	1,045,649	553,249
Total net revenue	29	18,774,024	15,198,725	7,433,384

Salaries, wages and benefits		(2,522,655)	(2,278,823)	(2,034,069)
Aircraft fuel		(5,950,351)	(6,288,371)	(2,631,900)
Landing fees		(901,156)	(777,349)	(456,006)
Aircraft, traffic and mileage servicing		(1,209,212)	(922,366)	(915,373)
Passenger service expenses		(811,703)	(882,842)	(549,517)
Sales and marketing		(918,583)	(817,404)	(406,553)
Maintenance, materials and repairs		(1,364,612)	(461,612)	(2,200,678)
Depreciation and amortization		(1,667,259)	(1,720,134)	(1,335,813)
Other income (expenses), net		(89,515)	(492,710)	(738,070)
Total operating costs and expenses		(15,435,046)	(14,641,611)	(11,267,979)

Income (Loss) before financial income (expenses), exchange rate variation, net and income tax and social contribution		3,338,978	557,114	(3,834,595)

Financial income (expenses)
Financial income	30	572,261	116,517	48,794
Financial expenses	30	(4,244,982)	(3,516,884)	(2,201,045)
Derivative financial instruments	30	(1,800,330)	(2,626)	198,752
Total financial income (expenses)		(5,473,051)	(3,402,993)	(1,953,499)

Loss before exchange rate variation, net and income tax and social contribution		(2,134,073)	(2,845,879)	(5,788,094)

Monetary and foreign exchange rate variation, net	30	1,177,292	1,328,204	(1,588,133)

Loss before income tax and social contribution		(956,781)	(1,517,675)	(7,376,227)

Income tax and social contribution
Current		(23,317)	(9,302)	(48,862)
Deferred		(242,161)	(34,496)	241,285
Total income (loss) taxes	12	(265,478)	(43,798)	192,423

Loss for the year		(1,222,259)	(1,561,473)	(7,183,804)

Net income (loss) attributable to:
Equity holders of the parent company		(1,222,259)	(1,561,473)	(7,221,538)
Non-controlling interest shareholders		-	-	37,734

Basic and diluted loss per share	26
Per common share		(0.083)	(0.109)	(0.545)
Per preferred share		(2.920)	(3.822)	(19.157)

See accompanying notes.

Consolidated statements of comprehensive income (loss) Fiscal year ended on December 31, 2023, 2022 and 2021 (In thousands of Reais - R$)

	2023	2022	2021

Loss for the year	(1,222,259)	(1,561,473)	(7,183,804)

Other comprehensive income (loss) – items that are or may be reclassified subsequently to profit or loss

Cash flow hedge, net of income tax and social contribution	252,576	305,448	392,275
Actuarial income (loss) from post-employment benefits, net of income tax and social contribution	(34,503)	(17,514)	41,524
Currency translation adjustment of subsidiaries	(64,318)	(5,341)	739
	153,755	282,593	434,538

Total comprehensive loss for the year	(1,068,504)	(1,278,880)	(6,749,266)

Comprehensive income (loss) attributable to:
Equity holders of the parent company	(1,068,504)	(1,278,880)	(6,787,271)
Non-controlling interest shareholders	-	-	38,005

See accompanying notes.

Consolidated statements of changes in equity Fiscal year ended on December 31, 2023, 2022 and 2021 (In thousands of Reais - R$)

				Capital reserves			Equity valuation adjustments
	Capital stock	Advances for future capital increase	Treasury shares	Premium on transfer of shares	Special premium reserve of subsidiary	Share- based payments	Cash flow hedge reserve	Post-employment benefits	Cumulative currency translation adjustment of subsidiaries	Effects from changes in equity investments	Accumulated losses	Deficit attributable to equity holders of the parent company	Non-controlling interests	Total
Balances as of December 31, 2020	3,009,436	1,180	(62,215)	17,497	83,229	106,520	(1,311,076)	(26,669)	564	759,812	(16,985,370)	(14,407,092)	640,033	(13,767,059)
Other comprehensive loss, net	-	-	-	-	-	-	392,275	41,524	468	-	-	434,267	271	434,538
Net income (loss) for the year	-	-	-	-	-	-	-	-	-	-	(7,221,538)	(7,221,538)	37,734	(7,183,804)
Total comprehensive income (Expenses) for the year	-	-	-	-	-	-	392,275	41,524	468	-	(7,221,538)	(6,787,271)	38,005	(6,749,266)
Share-based payments expense	-	-	-	-	-	21,578	-	-	-	-	-	21,578	263	21,841
Stock options exercised	2,103	(1,177)	-	-	-	-	-	-	-	-	-	926	-	926
Capital increase	420,734	-	-	-	-	-	-	-	-	-	-	420,734	-	420,734
Treasury shares sold	-	-	867	(279)	-	-	-	-	-	-	-	588	-	588
Treasury shares transferred Transfer of Treasury Shares	-	-	19,834	(6,198)	-	(13,636)	-	-	-	-	-	-	-	-
Interest on shareholders’ equity distributed by Smiles	-	-	-	-	-	-	-	-	-	-	-	-	(236,992)	(236,992)
Acquisition of interest from non-controlling shareholders	606,839	-	-	-	744,450	-	-	-	-	(909,980)	-	441,309	(441,309)	-
Redemption of preferred shares	-	-	-	-	(744,450)	-	-	-	-	-	-	(744,450)	-	(744,450)
Balances as of December 31, 2021	4,039,112	3	(41,514)	11,020	83,229	114,462	(918,801)	14,855	1,032	(150,168)	(24,206,908)	(21,053,678)	-	(21,053,678)
								-
Other comprehensive income (loss), net	-	-	-	-	-	-	305,448	(17,514)	(5,341)	-	-	282,593	-	282,593
Net income (loss) for the year	-	-	-	-	-	-	-	-	-	-	(1,561,473)	(1,561,473)	-	(1,561,473)
Total comprehensive income (loss) for the year	-	-	-	-	-	-	305,448	(17,514)	(5,341)	-	(1,561,473)	(1,278,880)	-	(1,278,880)
Share-based payments expense	-	-	-	-	-	26,184	-	-	-	-	-	26,184	-	26,184
Stock options exercised	1,285	(3)	-	-	-	-	-	-	-	-	-	1,282	-	1,282
Capital increase	-	-	-	946,261	-	-	-	-	-	-	-	946,261	-	946,261
Treasury shares sold	-	-	37	(21)	-	-	-	-	-	-	-	16	-	16
Treasury shares transferred Transfer of Treasury Shares	-	-	2,567	(1,516)	-	(1,051)	-	-	-	-	-	-	-	-
Balances as of December 31, 2022	4,040,397	-	(38,910)	955,744	83,229	139,595	(613,353)	(2,659)	(4,309)	(150,168)	(25,768,381)	(21,358,815)	-	(21,358,815)
								-
Other comprehensive income (loss), net	-	-	-	-	-	-	252,576	(34,503)	(64,318)	-	-	153,755	-	153,755
Loss for the year	-	-	-	-	-	-	-	-	-	-	(1,222,259)	(1,222,259)	-	(1,222,259)
Total comprehensive loss for the year	-	-	-	-	-	-	252,576	(34,503)	(64,318)	-	(1,222,259)	(1,068,504)	-	(1,068,504)
Capital increase due to exercise of stock options (Note 25.1)	264	1,470	-	-	-	-	-	-	-	-	-	1,734	-	1,734
Stock option	-	-	-	-	-	8,177	-	-	-	-	-	8,177	-	8,177
Fair value impacts from transaction with controlling shareholder	-	-	-	(844,542)	-	-	-	-	-	-	-	(844,542)	-	(844,542)
Treasury shares transferred Transfer of Treasury Shares	-	-	37,201	(28,846)	-	(8,355)	-	-	-	-	-	-	-	-
Subscription warrants (Note 25.3)	-	-	-	-	94,836	-	-	-	-	-	-	94,836	-	94,836
Balances on December 31, 2023	4,040,661	1,470	(1,709)	82,356	178,065	139,417	(360,777)	(37,162)	(68,627)	(150,168)	(26,990,640)	(23,167,114)	-	(23,167,114)

See accompanying notes.

Consolidated statements of cash flows Fiscal year ended on December 31, 2023, 2022 and 2021 (In thousands of Reais - R$)

	2023	2022	2021

Loss for the year	(1,222,259)	(1,561,473)	(7,183,804)
Adjustments to reconcile the net loss to cash generated from operating activities
Depreciation – aeronautical ROU	918,656	1,085,629	673,205
Depreciation and amortization – others	748,603	634,505	662,608
Allowance for expected credit losses	(3,386)	3,268	1,233
Provision for inventory obsolescence	597	4,876	687
Provision (Reversal) for reduction of deposits	-	(37,005)	13,574
Reversal of provision for loss on prepayment from suppliers	-	(1,091)	(4,364)
Adjustment to present value of assets and liabilities	106,570	239,777	65,818
Deferred taxes	242,161	34,496	(241,285)
Disposals of property, plant and equipment and intangible assets	8,012	68,276	3,881
Sale-leaseback gains	(428,578)	(140,368)	(5,913)
Amendments of lease agreements	3,593	(176,667)	(27,701)
Recognition of provisions and contingencies	969,091	278,382	2,408,648
Foreign exchange and monetary variation, net	(1,184,466)	(1,327,272)	1,462,918
Interest, costs, discounts and premiums on loans and financing and leases	2,929,316	2,409,208	1,776,717
Discount on financing operations	(37,818)	-	-
Gains (losses) from derivative transactions	1,722,816	172,506	(131,144)
Share-based payments	8,177	26,184	21,841
Other provisions	(30,408)	(7,731)	(6,096)
	4,750,677	1,705,500	(509,177)
Changes in operating assets and liabilities:
Financial investments	(125,736)	(98,500)	50,832
Trade receivables	63,309	(44,458)	(111,571)
Inventories	(241,298)	(174,156)	(74,634)
Deposits	(57,172)	(307,819)	159,896
Advance to suppliers and third parties	(180,295)	(4,785)	66,354
Recoverable taxes	69,048	1,085	255,992
Variable and short-term leases	(522)	2,399	16,652
Suppliers	(275,859)	445,787	241,800
Suppliers – factoring	9,936	7,208	22,733
Advance ticket sales	(371,784)	832,087	619,670
Mileage program	135,569	252,173	36,169
Advances from customers	(206,192)	117,812	209,195
Salaries, wages and benefits	257,510	485,692	65,825
Landing fees	232,825	203,383	280,276
Tax obligations	19,889	378,030	83,430
Liabilities with derivative transactions	(5,702)	(53,200)	128,415
Provisions	(1,077,881)	(444,358)	(507,158)
Other assets and liabilities, net	(70,571)	(163,543)	418,228
Interest paid	(1,104,003)	(971,008)	(704,409)
Income tax and social contribution paid	-	(557)	(42,956)
Net cash flows from operating activities	1,821,748	2,168,772	705,562

Financial investments in subsidiary - Smiles	-	-	594,300
Cash received from sale and leaseback transactions	-	69,819	14,584
Advances for property, plant and equipment acquisition, net	-	(92,811)	(319,927)
Acquisition of property, plant and equipment	(703,972)	(645,056)	(315,995)
Acquisition of intangible assets	(168,017)	(119,462)	(152,584)
Net cash flows from (used in) investing activities	(871,989)	(787,510)	(179,622)

Consolidated statements of cash flows Fiscal year ended on December 31, 2023, 2022 and 2021 (In thousands of Reais - R$)

	2023	2022	2021
Loans and financing issued, net of costs	1,990,671	110,000	2,893,170
Loans and financing payments	(665,633)	(373,764)	(1,533,575)
Payments of lease liabilities – aeronautical ROU	(1,978,727)	(2,317,125)	(1,431,689)
Payments of lease liabilities – others	(69,339)	(40,216)	(17,596)
Subscription warrants	94,836	-	-
Treasury shares sold	-	16	588
Capital increase	1,734	947,543	420,734
Shares to be issued	-	-	926
Dividends and interest on shareholders’ equity paid to non-controlling shareholders	-	-	(260,131)
Acquisition of interest from non-controlling shareholders	-	-	(744,450)
Net cash flows used in financing activities	(626,458)	(1,673,546)	(672,023)

Foreign exchange variation on cash held in foreign currencies	(168,408)	(24,939)	(30,489)

Net decrease in cash and cash equivalents	154,893	(317,223)	(176,572)

Cash and cash equivalents at the beginning of the year	169,035	486,258	662,830
Cash and cash equivalents at the end of the year	323,928	169,035	486,258

The transactions that don’t affect cash and cash equivalents are presented in Note 33 of these financial statements.

See accompanying notes.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

1.	Operating context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) is a corporation incorporated on March 12, 2004 under Brazilian corporate laws. The Company’s bylaws states that the corporate purpose is exercising the equity control of GOL Linhas Aéreas S.A. (“GLA”), which provides scheduled and non-scheduled air transportation services for passengers and cargo, maintenance services for aircraft and components, develops frequent-flyer programs, among others.

As of December 31, 2023, the Company’s shares were traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively.

As a result of the voluntary reorganization petition under Chapter 11 Bankruptcy Code filed with the United States Bankruptcy Court on January 25, 2024, the NYSE suspended trading of the Company's American Depositary Shares ("ADSs"). See explanatory note 1.2 and 35.

The Company adopts the Differentiated Corporate Governance Practices Level 2 of B3 and is part of the indices of Shares with Differentiated Corporate Governance ("IGC") and Shares with Differentiated Tag Along ("ITAG"), created to distinguish companies committed to differentiated corporate governance practices.

The Company’s official headquarters are located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.	Corporate structure

The corporate structure of the Company and its subsidiaries, on December 31, 2023, is presented below :

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The Company’s equity interest in the capital stock of its subsidiaries, on December 31, 2023, is presented below:

Entity	Incorporation Date	Location	Principal activity	Type of control	% of interest in the capital stock in the capital stock
					December 31, 2023	December 31, 2022
GAC	March 23, 2006	Cayman Islands	Aircraft acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight transportation	Direct	100.00	100.00
GTX	February 8, 2021	Brazil	Equity investments	Direct	100.00	100.00
Smiles Fidelidade	February 6, 2023	Brazil	Loyalty program	Indirect	100.00	-
Smiles Viagens	August 10, 2017	Brazil	Tourism agency	Indirect	100.00	100.00
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Loyalty program	Indirect	100.00	100.00
Smiles Viajes Argentina (a)	November 20, 2018	Argentina	Tourism agency	Indirect	100.00	100.00
AirFim	November 7, 2003	Brazil	Investment fund	Indirect	100.00	100.00
Fundo Sorriso	July 14, 2014	Brazil	Investment fund	Indirect	100.00	100.00
(a)	Companies with functional currency in Argentine pesos (ARS).

The subsidiaries GAC Inc., GOL Finance and GOL Finance Inc. are entities created for the specific purpose of continuing financial operations and related to the Company's fleet. They do not have their own governing body and decision-making autonomy. Therefore, their assets and liabilities in the Parent Company.

GTX S.A., direct subsidiary by the Company, is pre-operational and its corporate purpose is to manage its own assets and have an interest in the capital of other companies.

Smiles Fidelidade, incorporated in February 2023 is also in the pre-operational stage, has as purpose the development and management of a customer loyalty program, whether own or third-party; the sale of rights to redeem prizes within the scope of the customer loyalty program; and provide general tourism services, among others.

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

The investment funds Airfim and Fundo Sorriso, controlled by GLA, have the characteristic of an exclusive fund and act as an extension to carry out operations with derivatives and financial investments, so that the Company consolidates the assets and liabilities of these funds.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

1.2.	Capital Structure and Financial Restructuring

1.2.1.	Capital Structure

On December 31, 2023, the Company’s negative consolidated net working capital reached R$9,973,340 (R$10,867,704 negative on December 31, 2022). This is mainly due to current loans, financing, lease, landing fee and supplier payables, which are expected to be settled with cash and advance ticket sales and frequent-flyer program, which are expected to be substantially carried out with the Company’s services.

The Company also had a negative shareholders’ equity position attributed to the controlling shareholders, totaling R$23,167,114 (R$21,358,815 negative on December 31, 2022). The observed variation is primarily due to the recognition of fair value in a transaction related to ESSN 2028 (see explanatory note 16.1.5) and losses for the year.

The Company is highly sensitive to the macroeconomic scenario and Brazilian Real’s (“BRL”) volatility, as approximately 94.3% of the indebtedness (loans and financing and leases) is indexed to US dollars (“US$”) and 48.6% of costs are also indexed to US dollars, while the capacity to adjust ticket prices charged to its customers in order to offset the U.S. dollar appreciation is dependent on capacity (offer) and ticket prices practiced by the competitors.

The Company continues to work on improving its operational efficiency and increasing profitability, in addition to addressing challenges related to its capital structure, aiming to deleverage and strengthen its financial position, as well as addressing deferred engine maintenance. GOL's operational indicators related to punctuality, regularity, occupancy rates and daily use of the operational fleet demonstrate its focus on efficiency and productivity, even in a scenario of reduced aircraft availability.

1.2.2.	Chapter 11 Filing

Despite an operational model focused on efficiency and productivity, the Company has been facing liquidity problems, challenges mainly brought about by the COVID-19 pandemic, as a result of which the Company, aligned with the impacts of the airline industry globally, suffered unprecedented disruption to its business. Accordingly, the volatility in operating cashflow caused by substantial decline in air travel demand, as a result of operational impediments, and dramatic reduction in revenue and cash generation created significant liquidity and resource constraints during the pandemic years. To manage this scenario, the Company reached agreements to defer certain lease, tax, and other regulatory obligations, as well as financial obligations related to extending and rolling-over funded debt maturities.

The result was the continued operations of the Company’s business in spite of these pandemic-related challenges, but with a substantial increase in deferred and unpaid liabilities. While the Company’s operations have recovered following the pandemic and currently the Company is funding its future operating costs and certain necessary investments through operational cash flow, many of these deferred and unpaid liabilities and deferred maintenance obligations remain outstanding and require cash flow review

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The Company has executed certain transactions and undertaken a number of other efforts to address these financial events, many of which have provided temporary relief and necessary liquidity at key moments. Several market-driven factors continue to compound the Company’s liquidity challenges including elevated fuel prices, the consistently low valuation of the BRL against the U$ (affecting costs in dollars relative to revenues in reais), and climbing interest rates, among others. Persistent supply chain disruptions and constrained capacity in the Maintenance, Repair and Operation industry have made it difficult to find timely provision of required maintenance, leading to a buildup of near-term required maintenance and related costs. Delays in the 2023 scheduled delivery of new aircraft have prevented the Company from placing new planes into service to offset those undergoing maintenance as described above. As a result, the Company has reduced the number of operationally-ready aircraft in the fleet and caused the Company to be unable to increase or even maintain its operating capacity. These operational limitations, in turn, have reduced revenue and cash generation, exacerbating the liquidity constraints and operational challenges.

On January 25, 2024, GOL and its subsidiaries (collectively, the “Debtors”) commenced Chapter 11 cases (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).

Chapter 11 is a court-supervised, reorganization process that businesses use to raise capital, restructure their finances, and strengthen their business operations for the long term, while continuing to operate as normal.

The commencement of the Chapter 11 Cases is intended to allow the Debtors to reorganize, improve liquidity, reject unprofitable contracts, and amend capacity purchase agreements to enable sustainable profitability.

As part of the Chapter 11 Cases, the Debtors will continue to operate their businesses in the ordinary course and the Debtors’ board and management will remain in place.

Following commencement of the Chapter 11 Cases, the Debtors obtained relief from the Bankruptcy Court to operate their businesses in the ordinary course and to pay or otherwise honor, in the Debtors’ discretion, certain prepetition obligations. These obligations relate to, among others, certain employee wages, salaries and benefits, taxes, insurance, and the payment of certain vendors and suppliers.

As described in more detail in explanatory note 35 - Subsequent Events, on February 28, 2024, the Bankruptcy Court granted, on a final basis, the Debtors’ request to access up to US$1 billion of debtor-in-possession (“DIP”) financing from certain secured bondholders and/or their designees, to be used for, among other things, designated working capital expenses, general corporate needs, and costs related to restructuring.

During the DIP financing period, the Company must maintain a minimum liquidity of $200 million from April 1, 2024, until November 30, 2024, and U$$250 million thereafter.

Immediately upon the commencement of the Chapter 11 Cases, a global automatic stay of adverse creditor collection and enforcement action went into effect pursuant to section 362 of Title 11 of the United States Code (the “Bankruptcy Code”) to prevent, among others, the Debtors’ creditors from exercising remedies with respect to the Debtors’ prepetition obligations.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

Plan of Reorganization

The Debtors expect to address their prepetition liabilities under a chapter 11 plan of reorganization, subject to Bankruptcy Court approval. A plan of reorganization determines the rights and satisfaction of claims of various creditors and parties-in-interest and is subject to the ultimate outcome of negotiations and Bankruptcy Court decisions ongoing through the date on which the plan of reorganization is confirmed. Which may result in impacts on the Company's financial statements.

A confirmed plan of reorganization or other arrangement may materially change the amounts and classifications in the Company’s financial statements.

The Company presently expects that any proposed plan of reorganization will provide, among other things, mechanisms for settlement of claims against the Debtors’ estates, settlement of the Company’s existing equity and debt holders, and certain corporate governance and administrative matters pertaining to the reorganized Company.

Any proposed plan of reorganization will be subject to revision prior to submission to the Bankruptcy Court based upon discussions with the Company’s creditors and other interested parties, and thereafter in response to interested parties’ objections and the requirements of the Bankruptcy Code and Bankruptcy Court. There is no guarantee that the reorganization plan will be approved.

Going Concern

These Financial Statements have been prepared on a going concern basis, which includes the continuity of operations, realization of assets and compliance with liabilities and commitments in the ordinary course of business.

As a result of the Chapter 11 Cases, the Company’s operations and ability to develop and execute its financial condition, liquidity and its continuation as a going concern are subject to a high degree of risk and uncertainty associated with the Chapter 11 Cases. The outcome of the Chapter 11 Cases is dependent upon factors that are outside of the Company’s control, including actions of the Bankruptcy Court. These Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.

1.3.	Cargo and logistics services agreement

In April 2022, the Company signed a 10-year cargo service agreement with Mercado Livre. This agreement provides for a dedicated cargo fleet with 6 (six) Boeing 737-800 BCFs, including another 6 cargo aircraft by 2025. During the year ended December 31, 2023, the Company received 4 cargo aircraft, totaling 6 cargo aircraft in operation on this date.

GOL's agreement with Mercado Livre is part of the Company's investment to meet the needs of the growing Brazilian e-commerce market. As a result, the Company plans to expand its services and significantly increase the available cargo carrying capacity in 2024 to generate additional revenue.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

1.4.	Agreement between the Controlling Shareholder and main investors of Avianca

In May, 2022, the Company received notification from its controlling shareholder MOBI Fundo de Investimento em Participações Multiestratégia (previously MOBI Fundo de Investimento em Ações Investimento no Exterior) (“MOBI”) that a Master Contribution Agreement was signed with the main shareholders of Investment Vehicle 1 Limited (“Avianca Holding”), including Kingsland International Group S.A., Elliott International L.P. and South Lake One LLC.

Under the terms of the Master Contribution Agreement, MOBI contributed its shares in GOL, and the main investors of Avianca Holding contributed their shares in Avianca Holding to Abra Group Limited (“Abra”), a privately held company, incorporated under the laws of England and Wales. Additionally, the parties agreed to enter into a Shareholders' Agreement to govern their rights and obligations as shareholders of Abra.

GOL and Avianca will continue to operate independently, maintaining their respective brands and cultures.

1.5.	MAP Transportes Aéreos

In June, 2021, GOL signed an agreement to acquire MAP Transportes Aéreos Ltda., a domestic Brazilian airline with routes to regional destinations from Congonhas Airport in São Paulo, considering the Company's commitment to expand the Brazilian demand for air transportation and consolidate itself rationally in the local market.

In December, 2021, through SG Order 1929/2021, the Administrative Council for Economic Defense (CADE) approved the operation without restrictions. The conclusion of the transaction is subject to other precedent conditions, which have not yet been fulfilled. Therefore, on December 31, 2023, there are no impacts on the Company's Financial Statements.

MAP may be acquired for R$28 million, to be paid only after meeting all precedent conditions, through 100,000 preferred shares (GOLL4) at R$28.00 per share and R$25 million in cash in 24 monthly installments. At closing, the Company will assume up to R$100 million in MAP's financial commitments. On December 31, 2023, these conditions have not yet been finalized.

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

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

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

The financial statements have been prepared based on historical cost, with the exception of the following material items recognized in the statements of financial position:

•	cash, cash equivalents and financial investments measured at fair value;
•	derivative financial instruments measured at fair value; and
•	investments accounted for using the equity method.

The financial statements of the Company for the year ended December 31, 2023, have been prepared on the basis of the going concern assumption, which includes the realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business. Please refer to explanatory note 1.2.

3.	Approval of consolidated statements

The approval and authorization for the issuance of these financial statements took place at the Board of Directors’ meeting held on May 14, 2024.

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

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

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

Financial Investments assigned as guarantees linked to short and long-term financial instruments, deposits for leasing operations and other passive operations are disclosed in Note 6.

4.4.	Trade receivables

They are initially measured at the invoiced amount, which approximate the fair value given their short-term nature, net of allowance for expected loss. In compliance with IFRS 9 – “Financial Instruments”, the allowance for expected loss on trade receivables accounts was measured through a simplified approach, using historical data, projecting the expected loss over the contractual life, by segmenting the receivables portfolio into groups that have the same receipt pattern and according to the respective maturity terms. In addition, for certain cases, the Company carries out individual analyzes to assess the receipt credit risks.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

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

A deferred tax assets is recognized only to the extent the Company’s internal studies indicate that it is probable that future taxable income will be available to realize these deferred taxes.

Deferred tax assets and liabilities are presented net if there is an enforceable legal right to offset tax liabilities against tax assets. However, for presentation purposes, if related to taxes levied by the same tax authority under the same taxable entity, the balances of tax assets and liabilities that do not meet the legal criterion of realization are disclosed separately. Deferred tax assets and liabilities were measured at the rates that are expected to be applicable in the period in which the asset is realized, or the liability is settled, based on the tax rates and legislation in force on the date of the financial statements.

Management’s projections of future taxable income are prepared based on the business plans and are reviewed and approved annually by the Company’s Board of Directors.

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

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

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

The hedge accounting is discontinued prospectively when the Company and its subsidiaries (i) cancel the protection relationship; (ii) the derivative instrument expires or is sold, terminated or executed, (iii) when there is low predictability of realization of the hedge’s object, or (iv) when it no longer qualifies as hedge accounting. If the operation is discontinued, any gains or losses previously recognized in “Other comprehensive income” and accumulated in equity up to that date are recognized immediately in the result for the year.

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

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

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

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The Company adopts exemptions for lessees, set forth in the standard, for short-term leases and leases of “low value” assets.

In accordance with IFRS 16 - "Leases”, determining short-term leases based on the underlying asset class associated with the right of use is permitted.

In this context, the Company utilizes this prerogative to adjust the recognition of short-term leases for non-aeronautical assets in compliance with applicable accounting standards.

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

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

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

The proportionality calculation is carried out considering the present value of the lease payments adjusted by the advances or additional financing.

4.9.3.	Capitalization of expenses with major maintenance of engines, aircraft, landing gear and APU’s (Auxiliary Power Unit)

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

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

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

In this category, the amounts corresponding to the goodwill arising from business combinations carried out by the Company and its subsidiaries are recorded. The goodwill value is tested annually by comparing the book value with the recoverable value of the cash-generating unit. The Management evaluates and establishes assumptions to assess the impact of macroeconomic and operational changes, to estimate future cash flows and measure the recoverable value of assets.

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

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

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

Management carried out a negotiation with suppliers with the purpose of extending payment terms. Accordingly, the Company signed an agreement with financial institutions that allows receivables from its suppliers to be factored. Considering that the anticipation of this receipt with the financial institutions is an option of the suppliers, as well, the Company is not reimbursed and/or benefited by the financial institution with discounts for payment before the maturity date agreed with the supplier, there is no change in the degree of subordination in case of judicial execution (see Note 19).

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

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

4.15.1.	Provision for aircraft and engine return

Aircraft lease agreements regularly provide for contractual obligations establishing conditions for return. The Company makes provisions for the return costs, since these present obligations, arising from past events and which will generate future disbursements, which are measured with reasonable certainty.

The expenses initially expected basically refer to aircraft reconfiguration (interior and exterior), obtaining licenses and technical certifications, return checks, painting, among others, as established in the agreement. The estimated cost is recorded at the present value in property, plant and equipment. After initial recognition, the liability is updated according to the capital remuneration rate estimated by the Company, with a corresponding entry in income (expenses). Any changes in the estimate of expenses to be incurred are recorded prospectively.

Besides the estimated expenses for aircraft reconfiguration, the lease agreements include requirements for aircraft components conditions to be observed when returning the aircraft. This provision depends on the actual use of the aircraft and engines, maintenance events during the contractual period, among others, and, it is recorded from the moment the Company has the necessary elements to reliably estimate the expenses to be incurred, considering the period they become a present obligation due to the condition of the engines and components. The Company estimates the provision to return the aircraft and engines at present value when the effect of the time value of money is relevant, based on the end of the lease agreement, when the disbursement will be necessary.

4.15.2.	Provision for tax, fiscal and labor risks

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

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

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

The revenue from the mileage program with air products and services, which are offered by the entity itself, is recognized at the time of transportation, as the entity's performance obligation becomes exclusively the air transportation and related services, with GLA being the entity that controls the specified service before it is transferred to the customer. For exchanges of awards with services and products not linked to the entity of the same economic group, the performance obligation is fulfilled at the time of redemption of miles by the participants of the Smiles program.

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

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

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

Hedge accounting derives from the natural hedge of the Company’s operations, portrayed by cash flow (revenues and amortization of debt in US$) and does not represent an increase in financial costs, enabling partial elimination of currency volatility from the Company's results. The final equity position is not affected by the adoption of this accounting practice.

The elements of hedge accounting are: (1) hedged: highly probable sales revenue in US$; (2) hedge instrument: lease contracts linked to the US$; (3) amount designated: 60 months of highly probable revenues, totaling a notional amount of US$903,102 at the initial adoption; (4) nature of the hedged risk: exchange rate change; (5) specification of the hedged risk: USD/BRL spot exchange rate change; (6) type of hedge: cash flow.

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

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The impact of any revision of the number of restricted shares that will not be acquired in relation to the original estimates, if any, is recognized in the income (expenses) for the fiscal year, in such a way that the accumulated expense reflects the revised estimates with the corresponding adjustment in the shareholders’ equity.

4.19.	Profit-sharing for employees and members of Management

The Company’s employees are entitled to profit sharing based on certain goals agreed upon annually, while administrators are entitled based on statutory provisions proposed by the Board of Directors and approved by the shareholders. The amount of profit sharing is recognized in the statement of operations for the period in which the goals are achieved.

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

An operating segment is a component of the Company that engages in business activities to generate revenues and incur expenses. Operating segments reflect how the Company's management reviews financial information for decision-making purposes.

The Company conducts quantitative and qualitative analyses as required by the current pronouncements.

The Company regularly manages its business and makes resource allocation decisions considering the existence of only one operating segment, air transportation.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The operations of this segment primarily originate from the subsidiary GLA, providing passenger air transportation services, with the main revenue-generating assets being its aircraft. Other segment revenues mainly come from cargo operations, loyalty programs, third-party aircraft maintenance, among others.

The table below shows the quantitative analysis of the total gross revenue of the air transportation segment by revenue line:

Parameters	2023	2022
Quantitative
Passenger transportation	91.1%	92.6%
Others	8.9%	7.4%

4.23.	Transactions in foreign currency

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

The exchange rate changes in reais in effect on the base date of these consolidated financial statements are as follows:

	Final Rate		Average Rate
	2023	2022	2023	2022
U.S. Dollar	4.8413	5.2177	4.9959	5.1630
Argentinian Peso	0.0060	0.0295	0.0192	0.0406

4.24.	New accounting standards and pronouncements adopted in the current year

The standards listed below have become valid for annual periods beginning on or after January 1, 2023.

4.24.1.	Amendments to IAS 8: Definition of Accounting Estimates

The amendments to IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) clarify the distinction between changes in accounting estimates, changes in accounting policies, and correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

These changes had no impact on the financial statements of the Company.

4.24.2.	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

The amendments to IAS 1 (Presentation of Financial Statements) and IFRS Practice Statement 2 provide guidance and examples to assist entities in applying materiality judgments to disclosures of accounting policies. The changes aim to help entities provide more useful disclosures of accounting policies, replacing the requirement for entities to disclose their "significant" accounting policies with a requirement to disclose their "material" accounting policies, Additionally, guidance is added on how entities apply the concept of materiality when making decisions about disclosures of accounting policies.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The amendments impacted the accounting policy disclosures of the Company but not the measurement, recognition, or presentation of items in the Company's financial statements.

4.24.3.	Deferred Taxes related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)

The amendments to IAS 12 Income Tax narrow the scope of the initial recognition exemption, so it no longer applies to transactions generating equal taxable and deductible temporary differences, such as leases and decommissioning liabilities.

These changes had no impact on the financial statements of the Company.

4.25.	Main accounting estimates and assumptions used

As disclosed in note 2, Management has made judgments that have a significant effect on the amounts recognized in the financial statements, as follows:

•	estimated losses on doubtful receivables (Note 7);
•	analysis of recoverability of maintenance deposits (Note 9);
•	annual analysis of the recoverable value of deferred taxes (Note 12);
•	useful life of the fixed assets and intangible assets with defined useful life (Notes 13 and 14);
•	analysis of the recoverable value of goodwill and slots (Note 14);
•	revenue from breakage of tickets and miles (Note 22 and 23);
•	provision for aircraft and engine returns (Note 24);
•	provision for post-employment benefits (Note 24);
•	provision for tax, civil and labor risks (Note 24);
•	share-based compensation transactions (Note 27);
•	rights and obligations with derivative operations (Note 32); and
•	fair value of financial instruments (Note 32).

The Company continuously reviews the assumptions used in its accounting estimates. The effect of the revisions to the accounting estimates in recognized in the financial statements in the period in which such revision is made.

4.26.	New accounting standards and pronouncements not yet adopted

4.26.1.	Amendment to IAS 7: Statement of Cash Flows and IFRS 7: Financial Instruments

On May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of these contracts. The aim is to assist financial statement users in understanding the effects of supplier finance agreements on an entity's liabilities, cash flows, and liquidity risk exposure. The amendments will be effective for annual reporting periods beginning on or after January 1, 2024.

It is not expected that these changes will have a significant impact on the Company's financial statements.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

4.26.2.	Amendments to IFRS 16: Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued amendments to IFRS 16 (Leases) to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted and that fact must be disclosed. The amendments are not expected to have a material impact on the Group’s financial statements.

4.26.3.	Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 (Presentation of financial statements) to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

• What is meant by a right to defer settlement.

• That a right to defer must exist at the end of the reporting period.

• That classification is unaffected by the likelihood that an entity will exercise its deferral right.

• That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments are effective for annual reporting periods beginning on or after 1 January 20243 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

5.	Cash and cash equivalents

	2023	2022
Cash and bank deposits	287,879	121,660
Cash equivalents	36,049	47,375
Total	323,928	169,035

The breakdown of cash equivalents is as follows:

	2023	2022
Local currency
Private bonds	-	10
Automatic deposits	36,049	47,334
Total local currency	36,049	47,344

Foreign currency
Private bonds	-	31
Total foreign currency	-	31

Total	36,049	47,375

6.	Financial investments

	Weighted average rate (p.a.)	2023	2022
Local currency
Automatic applications	10.0% of CDI	57,687	-
Government bonds	99.9% of CDI	1,871	3,880
Private bonds	98.2% of CDI	211,420	253,386
Investment funds	80.8% of CDI	10,027	10,576
Total local currency(*)		281,005	267,842

Foreign currency
Investment funds	26.45%	177,532	155,576
Total foreign currency		177,532	155,576

Total		458,537	423,418

Current		315,901	404,113
Non-current		142,636	19,305

(*)	Of the total amount recorded on December 31, 2023, R$279,196 (R$266,553 on December 31, 2022), refer to investments used as guarantees linked to deposits for lease operations, derivative financial instruments, lawsuits and loans and financing.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

7.	Trade receivables

	2023	2022
Local currency
Credit card administrators	287,984	287,754
Travel agencies	308,268	317,487
Cargo agencies	94,860	45,986
Airline partner companies	10,116	12,465
Other	13,153	31,477
Total local currency	714,381	695,169

Foreign currency
Credit card administrators	52,371	80,812
Travel agencies	20,762	83,517
Cargo agencies	953	968
Airline partner companies	32,259	33,075
Other	23,632	16,741
Total foreign currency	129,977	215,113

Total gross	844,358	910,282

Allowance for expected loss on trade receivables accounts	(19,162)	(22,548)

Total	825,196	887,734

The aging list of trade receivables, net of allowance for expected loss on trade receivables accounts, is as follows:

	2023	2022
Not yet due
Until 30 days	518,053	722,923
31 to 60 days	82,224	48,923
61 to 90 days	55,286	16,681
91 to 180 days	62,220	381
181 to 360 days	5,703	23,590
Above 360 days	1,597	7
Total not yet due	725,083	812,505

Overdue
Until 30 days	39,228	46,856
31 to 60 days	14,660	9,321
61 to 90 days	6,808	3,383
91 to 180 days	24,911	9,845
181 to 360 days	13,327	2,598
Above 360 days	1,179	3,226
Total overdue	100,113	75,229

Total	825,196	887,734

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The changes in an expected loss on trade receivables are as follows:

	2023	2022
Balance at the beginning of the year	(22,548)	(19,280)
(Additions) Reversals	3,386	(3,268)
Balances at the end of the year	(19,162)	(22,548)

According to IFRS 9, an entity should recognize a provision for expected credit losses, reflecting the Company's estimate that a future event will occur and result in the non-receipt of cash flows. The Company's provision for expected credit losses on trade receivables is made by assessing expected losses, considering judgments based on the Company's best knowledge.

According to IFRS 9, the Company utilizes the practical expedient in estimating expected credit losses for accounts receivable from customers, based on historical losses using a provision matrix.

8.	Inventories

	2023	2022
Consumables	36,893	26,494
Parts and maintenance materials	320,398	365,659
Advances to suppliers	39,925	46,712
Total	397,216	438,865

The changes in the provision for obsolescence are as follows:

	2023	2022
Balances at the beginning of the year	(9,611)	(6,176)
Additions	(597)	(4,876)
Write-offs	940	1,441
Balances at the end of the year	(9,268)	(9,611)

9.	Deposits

	2023	2022
Court deposits	510,317	591,177
Deposit in guarantee for lease agreements	937,432	934,204
Maintenance deposits	1,044,967	1,134,389
Others	63,221	-
Total	2,555,937	2,659,770

Current	264,524	380,267
Non-current	2,291,413	2,279,503

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

9.1.	Maintenance deposits

The Company makes deposits in U.S. dollars for the maintenance of aircraft and engines, which will be used in future events as established in certain lease agreements.

Maintenance deposits do not exempt the Company, as a lessee, from contractual obligations related to the maintenance or the risk associated with operating activities. These deposits can be replaced by bank guarantees or letters of credit (SBLC - stand by letter of credit) as according to the conditions established in the aircraft lease agreement. The Company has the right to choose to perform maintenance internally or through its suppliers. As of December 31, 2023, no letter of credit had been executed against the Company.

The Company has two categories of maintenance deposits:

•	Maintenance guarantee: Refers to one-time deposits that are refunded at the end of the lease, and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on December 31, 2023 was R$164,314 (R$231,222 on December 31, 2022).
•	Maintenance reserve: Refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On December 31, 2023, the balance referring to such reserves was R$880,653 (R$903,167 on December 31, 2022).

9.2.	Court deposits

Court deposits and blocks represent guarantees of tax, civil and labor lawsuits, kept in court until the resolution of the disputes to which they are related. Part of the court deposits refers to civil and labor lawsuits arising from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees who do not belong to GLA or any related party. Bearing in mind that the Company is not a legitimate party to be the defendant in these legal actions, whenever blockages occur, its exclusion and respective release of retained resources are demanded. As of December 31, 2023, the blocked amounts referring to Varig S.A.'s succession proceedings and third-party proceedings were R$47,754 and R$70,904, respectively (R$51,577 and R$100,427 as of December 31, 2022), the remaining amounts refer to legal proceedings to which the Company is the main party.

9.3.	Deposits in guarantee for leases agreements

As required by the lease agreements, the Company makes guarantee deposits (in U.S. dollars) to the leasing companies, which can be redeemed if replaced by other bank guarantees or fully redeemed at maturity.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

10.	Advance to suppliers and third parties

	2023	2022
Advance to domestic suppliers	292,563	227,036
Advance to international suppliers	193,451	65,141
Advance for materials and repairs	46,637	60,179
Total	532,651	352,356

Current	431,136	302,658
Non-current	101,515	49,698

11.	Recoverable taxes

	2023	2022
IRPJ and CSLL prepayments	51,699	36,249
PIS and COFINS to recover	92,281	187,322
Taxes withheld by public entities	24,633	10,836
Value added tax (VAT) abroad	4,648	6,037
Other	5,973	7,838
Total	179,234	248,282

Current	165,157	195,175
Non-current	14,077	53,107

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

12.	Deferred taxes

12.1.	Deferred tax assets (liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity. See the recognized deferred taxes for the entities stated below:

	2021	Statement of operations	Shareholders’ Equity and Others(*)	2022	Statement of operations	Shareholders’ Equity and Others(*)	2023
Deferred taxes assets – GOL and Smiles Argentina
Income tax losses carry forward	50,385	4,534	-	54,919	(54,919)	-	-
Negative basis of social contribution	18,137	1,633	-	19,770	(19,770)	-	-
Temporary differences:
Provision for loss with other credits	7,132	(4,958)	-	2,174	(2,021)	-	153
Provision for legal proceedings and tax obligations	(94)	139	-	45	(45)	-	-
Others	239	99	5	343	(3,243)	2,902	2
Total deferred taxes – assets	75,799	1,447	5	77,251	(79,998)	2,902	155
Deferred taxes assets (liabilities) – GLA

Temporary differences:
Slots	(353,226)	-	-	(353,226)	-	-	(353,226)
Depreciation of engines and parts for aircraft maintenance	(202,522)	(25,356)	-	(227,878)	(118,837)	-	(346,715)
Breakage provision	(197,246)	(102,783)	-	(300,029)	(96,009)	-	(396,038)
Goodwill amortization for tax purposes	(143,297)	(46,914)	-	(190,211)	(46,915)	-	(237,126)
Derivative transactions	(502)	22,687	-	22,185	13,238	-	35,423
Allowance for expected loss on trade receivable and other credits	209,141	(8,351)	-	200,790	(133,097)	-	67,693
Provision for aircraft and engine return	310,746	(4,597)	-	306,149	90,453	-	396,602
Provision for legal proceedings and tax liabilities	243,826	31,057	-	274,883	16,710	-	291,593
Aircraft leases and others	84,500	102,755	-	187,255	86,716	-	273,971
Others	48,169	(4,441)	-	43,728	25,578	-	69,306
Total deferred taxes – liabilities	(411)	(35,943)	-	(36,354)	(162,163)	-	(198,517)
Total effect of deferred taxes - Income (Expenses)	-	(34,496)	-	-	(242,161)
(*)	Exchange rate change recognized in other comprehensive income.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

	2023	2022
Accumulated income tax losses	15,041,786	14,989,912
Potential tax credit	5,114,207	5,096,570

The reconciliation of actual income taxes and social contribution rates for the years ended December 31, 2023, 2022 and 2021 is as follows:

	2023	2022	2021

Loss before income tax and social contribution	(956,781)	(1,517,675)	(7,376,227)
Combined tax rate	34%	34%	34%
Income at the statutory tax rate	325,306	516,010	2,507,917

Adjustments to calculate the effective tax rate:
Tax rate difference on the results of offshores subsidiaries	(532,269)	(26,841)	(171,981)
Non-deductible expenses, net	(354,762)	(270,066)	(118,734)
Exchange rate change on foreign investments	(174,633)	46,239	(82,085)
Tax Benefit	136,819	194,588	-
Benefit (not constituted) on tax loss, negative basis and temporary differences	334,061	(503,728)	(1,942,695)
Total income tax	(265,478)	(43,798)	192,422

Income tax and social contribution
Current	(23,317)	(9,302)	(48,862)
Deferred	(242,161)	(34,496)	241,284
Total income (loss) taxes	(265,478)	(43,798)	192,422

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

13.	Property, plant and equipment

The breakdown of and changes in property, plant and equipment are as follows:

		2022							2023
	Weighted average rate (p.a.)	Historical cost	Accumulated depreciation	Net opening balance	Additions	Contractual amendment	Depreciation	Write-offs and transfers	Net ending balance	Historical cost	Accumulated depreciation
Flight equipment
Aircraft - RoU(1) with purchase option	10.68%	1,406,085	(69,869)	1,336,216	14,939	-	(119,488)	(39,573)	1,192,094	1,380,225	(188,131)
Aircraft - RoU(1) with no purchase option	16.07%	8,148,917	(2,827,551)	5,321,366	387,609	(45,274)	(745,348)	(3,691)	4,914,662	8,142,660	(3,227,998)
Spare parts and engines - Own (3) (4)	6.60%	2,188,299	(1,061,674)	1,126,625	458,976	-	(143,105)	(186,941)	1,255,555	2,139,023	(883,468)
Spare parts and engines – RoU(1)	48.53%	146,188	(91,077)	55,111	136,153	1,068	(53,820)	(3,912)	134,600	275,981	(141,381)
Aircraft and engine improvements	40.08%	3,447,804	(2,453,250)	994,554	502,004	(71,677)	(465,628)	(30,040)	929,213	3,292,621	(2,363,408)
Tools	10.00%	63,183	(36,326)	26,857	6,337	-	(4,546)	(127)	28,521	68,809	(40,288)
		15,400,476	(6,539,747)	8,860,729	1,506,018	(115,883)	(1,531,935)	(264,284)	8,454,645	15,299,319	(6,844,674)

Non-aeronautical property, plant and equipment
Vehicles	20.00%	11,996	(10,349)	1,647	1,448	-	(750)	-	2,345	12,722	(10,377)
Machinery and equipment	10.00%	62,926	(51,514)	11,412	1,950	-	(1,925)	(36)	11,401	63,537	(52,136)
Furniture and fixtures	10.00%	33,870	(23,549)	10,321	2,085	-	(2,099)	(62)	10,245	34,013	(23,768)
Computers, peripherals and equipment	19.78%	52,220	(42,317)	9,903	4,969	-	(5,293)	(47)	9,532	43,613	(34,081)
Computers, peripherals and equipment – RoU(1)	43.60%	33,518	(25,579)	7,939	6,421	-	(6,468)	-	7,892	39,939	(32,047)
Third-party property improvements	20.35%	185,621	(176,432)	9,189	334	-	(4,831)	-	4,692	185,929	(181,237)
Third-party properties – RoU(1)	18.11%	254,130	(43,603)	210,527	2,201	8,368	(22,996)	-	198,100	264,699	(66,599)
Construction in progress	-	14,456	-	14,456	991	-	-	(398)	15,049	15,049	-
		648,737	(373,343)	275,394	20,399	8,368	(44,362)	(543)	259,256	659,501	(400,245)

Impairment losses (2)	-	(20,488)	-	(20,488)	(25,887)	-	-	-	(46,375)	(46,375)	-
Total property, plant and equipment in use		16,028,725	(6,913,090)	9,115,635	1,500,530	(107,515)	(1,576,297)	(264,827)	8,667,526	15,912,445	(7,244,919)

Advances to suppliers	-	473,061	-	473,061	68,751	-	-	(21,638)	520,174	520,174	-
Total		16,501,786	(6,913,090)	9,588,696	1,569,281	(107,515)	(1,576,297)	(286,465)	9,187,700	16,432,619	(7,244,919)

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

		2021							2022
	Weighted average rate (p.a.)	Historical cost	Accumulated depreciation	Net opening balance	Additions	Contractual amendment	Depreciation	Write-offs and transfers	Net ending balance	Historical cost	Accumulated depreciation
Flight equipment
Aircraft - RoU(1) with purchase option	10.66%	-	-	-	1,406,085	-	(69,869)	-	1,336,216	1,406,085	(69,869)
Aircraft - RoU(1) with no purchase option	16.69%	7,127,628	(1,958,755)	5,168,873	1,337,200	(186,580)	(987,591)	(10,536)	5,321,366	8,148,917	(2,827,551)
Spare parts and engines - Own (3) (4)	7.21%	2,062,646	(963,949)	1,098,697	208,237	-	(144,843)	(35,466)	1,126,625	2,188,299	(1,061,674)
Spare parts and engines – RoU(1)	30.35%	129,223	(62,908)	66,315	17,343	(378)	(28,169)	-	55,111	146,188	(91,077)
Aircraft and engine improvements	37.41%	3,143,372	(2,370,691)	772,681	604,953	-	(363,149)	(19,931)	994,554	3,447,804	(2,453,250)
Tools	10.00%	56,826	(32,327)	24,499	6,407	-	(4,024)	(25)	26,857	63,183	(36,326)
		12,519,695	(5,388,630)	7,131,065	3,580,225	(186,958)	(1,597,645)	(65,958)	8,860,729	15,400,476	(6,539,747)

Non-aeronautical property, plant and equipment
Vehicles	20.00%	11,076	(9,915)	1,161	920	-	(434)	-	1,647	11,996	(10,349)
Machinery and equipment	10.00%	62,837	(50,824)	12,013	1,341	-	(1,928)	(14)	11,412	62,926	(51,514)
Furniture and fixtures	10.00%	32,508	(22,024)	10,484	1,778	-	(1,937)	(4)	10,321	33,870	(23,549)
Computers, peripherals and equipment	19.72%	49,636	(40,869)	8,767	4,937	-	(3,785)	(16)	9,903	52,220	(42,317)
Computers, peripherals and equipment – RoU(1)	49.69%	23,210	(20,251)	2,959	10,308	-	(5,328)	-	7,939	33,518	(25,579)
Third-party property improvements	20.32%	183,345	(166,832)	16,513	3	-	(9,683)	2,356	9,189	185,621	(176,432)
Third-party properties – RoU(1)	13.13%	28,819	(24,186)	4,633	171,084	54,720	(19,910)	-	210,527	254,130	(43,603)
Construction in progress	-	15,410	-	15,410	1,402	-	-	(2,356)	14,456	14,456	-
		406,841	(334,901)	71,940	191,773	54,720	(43,005)	(34)	275,394	648,737	(373,343)

Impairment losses (2)	-	(26,854)	-	(26,854)	6,366	-	-	-	(20,488)	(20,488)	-
Total property, plant and equipment in use		12,899,682	(5,723,531)	7,176,151	3,778,364	(132,238)	(1,640,650)	(65,992)	9,115,635	16,028,725	(6,913,090)

Advances to suppliers	-	499,019	-	499,019	92,811	-	-	(118,769)	473,061	473,061	-
Total		13,398,701	(5,723,531)	7,675,170	3,871,175	(132,238)	(1,640,650)	(184,761)	9,588,696	16,501,786	(6,913,090)

(1)	Right of Use (“RoU”).
(2)	Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.
(3)	On December 31, 2023 and 2022, the balance of spare parts is granted as a guarantee to the Senior Secured Notes 2026 and 2028, as per Note 16.
(4)	On December 31, 2023, there are no engines of the Company pledged as collateral to the Spare Engine Facility and the Loan Facility. (17 engines as of December 31, 2022).

The Company evaluates its property, plant, and equipment using the cost method, meaning that after initial recognition, an item of property, plant, and equipment is presented at cost less any accumulated depreciation and impairment losses.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

14.	Intangible assets

The breakdown of and changes in intangible assets are as follows:

	Weighted average rate (p.a.)	2022						2023
		Historical cost	Accumulated amortization	Net opening balance	Additions	Amortization	Write-offs and transfers	Net ending balance	Historical cost	Accumulated amortization
Goodwill	-	542,302	-	542,302	-	-	-	542,302	542,302	-
Slots	-	1,038,900	-	1,038,900	-	-	-	1,038,900	1,038,900	-
Softwares	29.32%	554,939	(273,152)	281,787	168,017	(90,962)	(2,244)	356,598	639,490	(282,892)
Softwares		10,000	(10,000)	-	-	-	-	-	-	-
Total		2,146,141	(283,152)	1,862,989	168,017	(90,962)	(2,244)	1,937,800	2,220,692	(282,892)

	Weighted average rate (p.a.)	2021						2022
		Historical cost	Accumulated amortization	Net opening balance	Additions	Amortization	Write-offs and transfers	Net ending balance	Historical cost	Accumulated amortization
Goodwill	-	542,302	-	542,302	-	-	-	542,302	542,302	-
Slots	-	1,038,900	-	1,038,900	-	-	-	1,038,900	1,038,900	-
Softwares	26.41%	508,650	(268,476)	240,174	119,462	(77,651)	(198)	281,787	554,939	(273,152)
Others	20.00%	10,000	(8,167)	1,833	-	(1,833)	-	-	10,000	(10,000)
Total		2,099,852	(276,643)	1,823,209	119,462	(79,484)	(198)	1,862,989	2,146,141	(283,152)

The balances of goodwill and airport operating rights (slots) were tested for impairment on December 31, 2023 and 2022, through the discounted cash flow of the cash-generating unit (CGU) of air transportation. The Company operates a single cash-generating unit, considering that revenue depends on different assets that cannot be individually assessed for measuring the value in use.

To establish the book value of the CGU, the Company considers not only the recorded intangible assets but also all tangible assets necessary for conducting business, as it is only through the use of this set that the Company will generate economic benefits.

The results obtained were compared with the carrying amount of the cash-generating unit, and as a result, the Company did not recognize impairments regarding the recoverable amount of its CGU. No impairment loss was recorded as of the current date.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The assumptions used in the impairment testing of intangible assets align with internal projections for the five-year period. For the period beyond five years, extrapolation is applied using a perpetuity growth rate. The discounted cash flow that determined the carrying amount of the cash-generating unit was prepared in accordance with the Company's business plan, updated with the advent of the Chapter 11 process mentioned in explanatory note 1.2, and approved by the Company's Board of Directors.

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

The following tables demonstrate the sensitivity of the variation in the result of the calculated value in use compared to the book value as of December 31, 2023, and 2022:

Air transportation	2023	2022
Book value	4,471,882	3,803,774
Value in use	36,537,575	34,224,861

Discount rate	17.21%	15.79%
Perpetuity growth rate	3.48%	3.37%

Sensitivity test
10% variation
Value in use	30,725,353	28,513,408
Amendment of the value in use	(5,812,222)	(5,711,453)

25% variation
Value in use	24,193,541	21,713,858
Amendment of the value in use	(12,344,034)	(12,511,003)

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

15.	Other receivables and amounts

	2023	2022
Prepaid expenses(1)	95,668	105,502
Commissions with agencies or card administrators	89,195	67,604
Others(2)	142,167	59,527
Total	327,030	232,633
Current	304,385	199,446
Non-Current	22,645	33,187

(1)	Refers to insurance and advances to employees, among others.
(2)	Balances to be used in aircraft return costs.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

16.	Loans and financing

The breakdown of and changes in short and long-term loans and financing are as follows:

			2022										2023
	Maturity	Interest rate p.a.	Current	Non-current	Total	Funding	Unrealized gain (loss) from ESN	Payments	Interest incurred	Interest paid	Exchange rate change	Amortization of costs and premium	Total	Current	Non-current
Domestic currency contracts
Debentures (a)	06/2026	17.23%	640,046	431,973	1,072,019	886,000	-	(1,090,976)	164,954	(165,537)	-	585	867,045	347,614	519,431
Working capital (b)	10/2025	17.76%	76,710	39,071	115,781	-	-	(76,417)	13,345	(13,934)	-	-	38,775	36,632	2,143

Foreign currency contracts
Import financing (d)	05/2024	14.28%	77,193	-	77,193	-	-	(45,361)	8,415	(9,442)	(4,787)	-	26,018	26,018	-
ESN 2024 (e)	07/2024	3.75%	38,114	1,819,315	1,857,429	-	(14,894)	(1,639,173)	69,936	(56,007)	(26,525)	15	190,781	190,781	-
Spare Engine Facility (f)	09/2024	6.00%	30,265	93,963	124,228	-	-	(115,171)	3,338	(4,686)	(8,057)	348	-	-	-
Credit Facility (n)	11/2024	0.00%	-	-	-	104,377	-	(13,842)	2,199	-	146	-	92,880	92,880	-
Senior Notes 2025 (g)	01/2025	7.00%	98,919	3,372,353	3,471,272	-	-	(1,592,644)	138,950	(182,740)	(139,446)	5,772	1,701,164	48,352	1,652,812
Senior Secured Notes 2026 (h)	06/2026	8.00%	-	3,272,229	3,272,229	-	-	(2,007,389)	128,728	(125,675)	(101,462)	16,663	1,183,094	-	1,183,094
Senior Secured Amortizing Notes (i)	06/2026	4.76%	121,111	882,168	1,003,279	220,634	-	(161,868)	46,242	(44,883)	(79,089)	7,605	991,920	479,148	512,772
Loan Facility (j)	03/2028	6.71%	27,682	144,182	171,864	-	-	(159,198)	8,532	(10,191)	(12,274)	1,267	-	-	-
Senior Secured Notes 2028 (l)	03/2028	18.00%	-	-	-	7,363,736	-	(6,407,576)	740,357	(154,122)	(237,777)	-	1,304,618	4,346	1,300,272
ESSN 2028 (1) (m)	03/2028	18.00%	-	-	-	6,923,269	(3,409,360)	-	284,107	(177,697)	(117,959)	-	3,502,360	21,921	3,480,439
Perpetual bonds (2) (k)	-	8.75%	16,589	803,008	819,597	-	-	(79,615)	61,857	(65,182)	(51,723)	-	684,934	13,862	671,072
Total			1,126,629	10,858,262	11,984,891	15,498,016	(3,424,254)	(13,389,230)	1,670,960	(1,010,096)	(778,953)	32,255	10,583,589	1,261,554	9,322,035

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

			2021										2022
	Maturity	Interest rate p.a.	Current	Non-current	Total	Funding	Unrealized gain (loss) from ESN	Payments	Interest incurred	Interest paid	Exchange rate change	Amortization of costs and Goodwill	Total	Current	Non-current
Domestic currency contracts
Debentures (a)	10/2024	18.76%	109,519	1,055,249	1,164,768	-	-	(82,574)	187,332	(211,713)	-	14,206	1,072,019	640,046	431,973
Working capital (b)	10/2025	18.84%	48,239	9,757	57,996	110,000	-	(51,383)	10,447	(11,279)	-	-	115,781	76,710	39,071

Foreign currency contracts
Financing with Ex-lm Bank (c)	10/2022	3.56%	99,396	-	99,396	-	-	(91,231)	1,415	(988)	(9,931)	1,339	-	-	-
Import financing (d)	03/2023	11.59%	138,034	-	138,034	-	-	(51,889)	8,780	(8,669)	(9,063)	-	77,193	77,193	-
ESN 2024 (e)	07/2024	3.75%	40,764	1,947,463	1,988,227	-	(132,626)	-	207,028	(84,037)	(128,292)	7,129	1,857,429	38,114	1,819,315
Spare Engine Facility (f)	09/2024	6.00%	24,651	125,106	149,757	-	-	(17,321)	4,848	(3,478)	(9,860)	282	124,228	30,265	93,963
Senior Notes 2025 (g)	01/2025	7.00%	105,797	3,598,981	3,704,778	-	-	-	234,900	(239,917)	(237,683)	9,194	3,471,272	98,919	3,372,353
Senior Secured Notes 2026 (h)	06/2026	8.00%	-	3,451,977	3,451,977	-	-	-	268,457	(271,848)	(232,429)	56,072	3,272,229	-	3,272,229
Senior Secured Amortizing Notes (i)	06/2026	4.76%	-	-	-	1,003,279	-	-	-	-	-	-	1,003,279	121,111	882,168
Loan Facility (j)	03/2028	7.11%	50,471	218,040	268,511	-	-	(79,366)	11,372	(10,944)	(17,964)	255	171,864	27,682	144,182
Perpetual bonds (2) (k)	-	8.75%	17,743	858,843	876,586	-	-	-	69,533	(69,778)	(56,744)	-	819,597	16,589	803,008
Total			634,614	11,265,416	11,900,030	1,113,279	(132,626)	(373,764)	1,004,112	(912,651)	(701,966)	88,477	11,984,891	1,126,629	10,858,262

(1)	Exchangeable Senior Notes see Note 32.2.
(2)	On December 31, 2020, includes the removal of related parties, considering the securities issued by Gol Finance, held by GLA, totaling R$10,609, These securities were resold, so there is no elimination in the fiscal year ended December 31, 2023.

(a)	The debentures refer to: (i) 7th issuance in 3 series: 84,500 remaining titles by subsidiary GLA, originally in October 2018 for the early full settlement of the 6th issuance; and (ii) 8th issuance: 610,217 titles by subsidiary GLA in October 2021 aimed at refinancing short-term debt. The debentures have surety guarantees from the Company and real guarantees provided by GLA in the form of fiduciary assignment of certain credit card receivables, with the preservation of the rights to anticipate receivables from these guarantees. Both issuances were last renegotiated in September 2023, with changes in term, interest rate, reduction of collateral, and removal of other related obligations. On September 26, 2023, the Company renegotiated the 7th and 8th issuances, as mentioned in explanatory note 16.1.1.
(b)	Issuance of operations aimed at maintaining and managing the Company's working capital. The working capital guarantee is tied to credit card receivables.
(c)	Secured financing obtained by the subsidiary Gol Finance in August 2020, from Delta Airlines, secured through Smiles shares and other assets, fully settled in 2021.
(d)	Credit lines with private banks, used for financing the import of spare parts and aeronautical equipment. Guarantees are tied to CDB.
(e)	Issuance of Exchangeable Senior Notes ("ESN") by subsidiary Gol Finance in March, April, and July 2019, maturing in 2024, where the bondholders will have the right to exchange them for American Depositary Shares ("ADSs") of the Company.
(f)	Loan secured by the Company's own engines, maturing in 2024.
(g)	Issuances of Senior Notes 2025 by subsidiary Gol Finance in December 2017 and February 2018, for repurchase of Senior Notes and general purposes of the Company.
(h)	Issuances of Senior Secured Notes 2026 by subsidiary Gol Finance in December 2020, May, and September 2021, maturing in 2026. The SSN 2026 have guarantees tied to Smiles receivables.
(i)	Issuance of Senior Secured Amortizing Notes by subsidiary Gol Finance, in December 2022, January, April, June, and July 2023, maturing in 2025 (Series B) and 2026 (Series A), in exchange for the full compliance of certain aircraft lease payment obligations, which are under deferral agreement.
(j)	Loans secured by 3 engines as of December 31, 2023, executed between 2017 and 2020.
(k)	Issuance of Perpetual Bonds by subsidiary Gol Finance in April 2006 for financing aircraft acquisitions.
(l)	Issuance of Senior Secured Notes 2028 by subsidiary Gol Finance with Abra, between March and September 2023, maturing in 2028. See explanatory note 16.1.3.
(m)	Issuance of Exchangeable Senior Secured Notes ("ESSN") by subsidiary Gol Finance in September 2023, maturing in 2028. The ESSN 2028 have guarantees tied to Gol and Smiles intellectual property and Gol Spare Parts.
(n)	Credit line through the strategic cooperation agreement with AIR FRANCE -KLM ("AFKL"), maturing in 2024. See explanatory note 16.1.4.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

On December 31, 2023 total loans and financing of the consolidated included funding costs and premiums totaling R$71,616 (R$178,706 on December 31, 2022) that will be amortized over the life of their loans and financing. The total also includes the fair value of the derivative financial instrument, referring to the convertibility of the ESN 2024, totaling R$9 on December 31, 2023 (R$17,753 on December 31, 2022). Due to its characteristics, the derivative financial instrument related to the convertibility of ESN 2028 is presented separately in the group of obligations with derivative transactions.

16.1.	New funding and renegotiations during the year ended on December 31, 2023

16.1.1.	Debentures

On September 26, 2023, General Bondholders' Meetings were held to deliberate on the change of maturity for the First Series, Second Series, Third Series of the 7th issuance, and the Single Series of the 8th issuance, from October 2024 to June 2026, with a new remuneration of CDI + 5.0% p.a., which can be redeemed early by the Company.

The outstanding balance of R$ 886,000 will be amortized in 30 monthly installments from January 2024 to June 2026. Settlement is subject to the Company establishing a receivables prepayment structure by January 25, 2024, and the funds obtained will be used obligatorily and primarily for the full payment of the corresponding principal amount of the issuances.

These renegotiations were assessed in accordance with IFRS 9 - "Financial Instruments", and met the definitions of contractual modification.

16.1.2.	Import Financing

During the year ended December 31, 2023 the Company, through its subsidiary GLA, raised funds and renegotiated the due dates of the import financing debt, impacting the interest rate, disclosed in table above. The remaining conditions of this operation remained unchanged. Such operations are part of a credit line maintained for engine maintenance, import financing in order to purchase spare parts and aircraft equipment. These renegotiations were assessed in accordance with IFRS 9, and did not meet the definitions for derecognition of liabilities.

16.1.3.	Senior Secured Amortizing Notes

On December 30, 2023 the Company issued Senior Secured Amortizing Notes in addition to replace those issued on December 30, 2022, as shown in the table below:

Operation	Amount		Costs, premiums, goodwill		Exchange	Maturity
Date	(US$ thousand)	(R$ thousand)	(US$ thousand)	(R$ thousand)	rate (a.a.)	Date
01/27/2023	6,993	35,499	365	1,826	5.0%	06/30/2026
04/20/2023	19,976	100,873	578	2,700	3.0%	06/30/2025
06/07/2023	9,000	44,207	214	1,160	3.0%	06/30/2025
07/19/2023	8,970	43,055	34	161	5.0%	06/30/2026
12/31/2023	-	-	(569)	(2,847)	-	-
Total	44,939	223,634	622	3,000

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

16.1.4.	Credit Facility

In October 2023, the Company announced the expansion of its strategic partnership with Air France – KLM. In November 2023, GOL received the amounts related to the credit line totaling US$25,000, with R$77,000 (US$16,000) coming from Air France and R$43,571 (US$9,000) from KLM, which fair value at initial recognition was R$72,892 (US$14,818 thousand) for Air France and R$41,438 (US$8,365 thousand) for KLM, with maturity in November 2024, without the incidence of interest.

16.1.5.	Senior Secured Notes and Exchangeable Senior Secured Notes 2028

In accordance with the controlling shareholder transaction disclosed in explanatory note 1.4, in February 2023, the Company and Abra signed the Support Agreement with Abra's commitment to invest in the Company from the issuance of Senior Secured Notes maturing in 2028.

For this purpose, Abra agreed to issue Senior Secured Notes ("SSNs") maturing in 2028, convertible into Exchangeable Senior Secured Notes ("ESSNs") maturing in 2028, and the Ad-Hoc Group agreed to exchange certain existing Senior Notes of the Company (ESN 2024, Senior Notes 2025, Senior Secured Notes 2026, and perpetual bonds) for the SSNs.

In March 2023, Abra issued the SSNs and entered into the Senior Secured Note Purchase Agreement with GOL as the guarantor and paying agent, GOL Finance as the issuer, and with the guarantee of Smiles Fidelidade S.A. On the same date, GOL issued Senior Secured Notes 2028 ("SSNs 2028") to Abra, which provide for an interest rate of 18.0% p.a., payable semi-annually, with 4.5% in cash coupons and 13.5% p.a. in PIK (payment in kind). SSNs 2028 are backed by intellectual property, system infrastructure, data, and Smiles loyalty program manuals, in addition to shared collateral with the Senior Secured Notes 2026.

Part of the issuance was used for the repurchase of 90.1% of ESN 2024, 47.3% of Senior Notes 2025, 61.4% of Senior Secured Notes 2026, and 9.9% of Perpetual Bonds, valued at a total amount of R$5,192,880. Considering the change in the creditor, these repayments were considered as a partial extinguishment, under the perspective of IFRS 9. In this context, the costs related to the issuance, as well as the difference between the carrying amount attributed to the portion derecognized due to the partial extinguishment of the repurchased securities and the nominal value of the new liability assumed, were recognized directly in the income statement, see explanatory note 30. In addition to the above-mentioned amounts, part of the issuance did not pass through the Company's cash flow, as it was directly transferred by Abra to pay the Company's obligations to suppliers.

Up to September 29, 2023, the Company issued R$6,494,496 to Abra, equivalent to US$1,258,031 thousand, in the form of Senior Secured Notes 2028, whose fair value at initial recognition amounted to R$6,934,269 (US$1,343,181 thousand). Since the transaction was conducted with Abra, the difference between the face value of the debt and the fair value was recognized directly in equity.

On the same date, the Company converted R$5,911,181 (US$1,180,442 thousand) of SSNs 2028 into Exchangeable Senior Secured Notes 2028 ("ESSNs 2028"), which may be converted into GOL preference shares by Abra and are subject to certain conditions precedent, which may or may not be met. The converted SSNs 2028 to ESSNs 2028 had a carrying amount of R$6,407,575 (US$1,279,570 thousand). These changes were assessed in accordance with to IFRS 9, and met the criteria for derecognition of the liability of the SSNs 2028, with the extinguishment of the original financial liability and recognition of a new financial liability for the ESSNs 2028.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The ESSNs 2028 issued on September 29, 2023, have the same maturity date and interest payment terms as the previously existing SSNs 2028 previously in force. In the context of this transaction, the Company issued a total of 1,008,166,796 subscription bonuses for preferred shares of the Company's issuance, with 991,951,681 subscribed for the purpose of future conversion of the ESSNs 2028, see explanatory note 25.3.

The Company conducted the initial measurement of the fair value of the financial liability, considering the revenue approach, resulting in the amount of R$6,789,995 (US$1,355,938 thousand). Since the transaction was carried out with Abra, the difference between the transaction price of the extinguished portion of the SSNs 2028 and the fair value was recognized directly in equity. On September 2023, the portion corresponding to the option to convert the bonds into shares at market value amounted to R$3,409,360 (US$680,837 thousand).

Between October 1, 2023, and December 31, 2023, the Company issued additional Senior Secured Notes 2028 to Abra in the total amount of R$407,990 (US$82,364 thousand), with a fair value at initial recognition totaling R$22,349 (US$4,550 thousand). Since the transaction was conducted with Abra, the difference between the nominal value of the debt and the fair value was recognized directly in equity.

16.2.	Loans and financing – Non-current

On December 31, 2023, the maturities of loans and financing recorded in non-current liabilities were as follows:

	2025	2026	2027	2028	Without maturity date	Total
In domestic currency
Debentures	345,879	173,552	-	-	-	519,431
Working capital	2,143	-	-	-	-	2,143
In foreign currency
Senior Notes 2025	1,652,812	-	-	-	-	1,652,812
Senior Secured Notes 2026	-	1,183,094	-	-	-	1,183,094
Senior Secured Amortizing Notes	376,994	135,778	-	-	-	512,772
Senior Secured Notes 2028	-	-	-	1,300,272	-	1,300,272
ESSN 2028	-	-	-	3,480,439	-	3,480,439
Perpetual Bonds	-	-	-	-	671,072	671,072
Total	2,377,828	1,492,424	-	4,780,711	671,072	9,322,035

16.3.	Fair value

The fair value of loans and financing as of December 31, 2023, is as follows:

	Book value (*)	Fair value
Debentures	867,045	867,045
ESN 2024	190,781	155,799
Senior Notes 2025	1,701,164	563,671
Senior Secured Notes 2026	1,183,094	439,994
Senior Secured Amortizing Notes	991,920	622,424
Senior Secured Notes 2028	1,304,618	392,065
ESSN 2028	3,502,360	1,879,613
Perpetual bonds	684,934	217,884
Other loans and financing	157,673	157,673
Total	10,583,589	5,296,168
(*)	Total net of funding costs.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

16.4.	Covenants

The Company has covenants in the Debentures and the Senior Secured Amortizing Notes.

On December 31, 2023, the Company was in compliance with the indicators stipulated in the 7th and 8th issuances' agreements. The next measurement obligation is scheduled for June 2024.

In the operation of the Senior Secured Amortizing Notes, the Company adheres to fulfilling collateral conditions related to receivables on a quarterly basis. As of December 31, 2023, the Company held GLA receivables as collateral for this contract, meeting the contractual conditions. The next measurement will be in June 2024.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

17.	Leases

On December 31, 2023, the balance of leases to pay includes: (i) R$3,684 from variable payments and short-term leases, exempted in IFRS 16 (R$15,670 on December 31, 2022); and (ii) R$9,437,691 referring to the present value on this date of future lease payments (R$11,191,289 on December 31, 2022).

The breakdown and changes in the present value of future lease payments are shown below:

	Weighted average rate (p.a.)	2022											2023
		Current	Non-current	Total	Additions	Write-offs	Contractual amendment	Payments (1)	Clearing with Deposits and other assets	Interest incurred	Interest paid	Exchange rate change	Total	Current	Non-current
Agreements in local currency
With purchase option	18.55%	5,036	3,313	8,349	6,421	-	-	(5,742)	-	1,238	(1,250)	-	9,016	5,232	3,784
Without purchase option	11.30%	37,219	221,342	258,561	2,201	-	8,368	(63,597)	-	27,894	-	-	233,427	23,840	209,587
Agreements in foreign currency
With purchase option	7.19%	133,884	1,257,198	1,391,082	15,643	(46,860)	-	(128,018)	-	90,398	(92,657)	(92,632)	1,136,956	118,177	1,018,779
Without purchase option	14.30%	1,756,449	7,776,848	9,533,297	574,254	(46,007)	(112,290)	(2,317,084)	(64,935)	1,106,571	-	(615,514)	8,058,292	1,588,709	6,469,583
Total	1,932,588		9,258,701	11,191,289	598,519	(92,867)	(103,922)	(2,514,441)	(64,935)	1,226,101	(93,907)	(708,146)	9,437,691	1,735,958	7,701,733

	Weighted average rate (p.a.)	2021											2022
		Current	Non-current	Total	Additions	Write-offs	Contractual amendment	Payments(1)	Clearing with Deposits and other assets	Interest incurred	Interest paid	Exchange rate change	Total	Current	Non-current
Agreements in local currency
With purchase option	17.47%	-	-	-	10,308	-	-	(1,959)	-	505	(505)	-	8,349	5,036	3,313
Without purchase option	10.52%	29,456	8,552	38,008	171,084	(242)	54,720	(38,257)	-	33,248	-	-	258,561	37,219	221,342
Agreements in foreign currency
With purchase option	7.24%	-	-	-	1,552,433	-	-	(178,415)	-	64,821	(57,852)	10,095	1,391,082	133,884	1,257,198
Without purchase option	11.75%	1,999,791	8,696,745	10,696,536	1,334,588	2,328	(363,625)	(2,600,276)	(23,707)	1,218,045	-	(730,592)	9,533,297	1,756,449	7,776,848
Total	2,029,247		8,705,297	10,734,544	3,068,413	2,086	(308,905)	(2,818,907)	(23,707)	1,316,619	(58,357)	(720,497)	11,191,289	1,932,588	9,258,701

(1)	Includes the amount of R$129,890 paid with the issuance of the Senior Secured Amortizing Notes (R$461,566 on December 31, 2022).

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

In the fiscal year ended December 31, 2023, the Company recognized R$98,902 directly in the cost of services, related to short-term leases and variable payments (R$26,914 on December 31, 2022).

In the context of dedicated cargo aircraft operations, the Company earned sublease revenue amounting to R$45,639 in the fiscal year ending on December 31, 2023 (R$6,663 on December 31, 2022).

The future payments of leases liabilities agreements are detailed as follows:

	2023	2022
2023	-	3,059,448
2024	2,853,542	2,325,227
2025	2,150,980	2,055,173
2026	1,857,786	1,798,293
2027	1,683,326	1,624,277
2028	1,291,683	1,186,761
2028 onwards	5,689,758	4,787,948
Total minimum lease payments	15,527,075	16,837,127
Less total interest	(6,085,700)	(5,630,167)
Present value of minimum lease payments	9,441,375	11,206,960
Less current portion	(1,739,642)	(1,948,259)
Non-current portion	7,701,733	9,258,701

17.1.	Sale-leaseback transactions

During the fiscal year ended December 31, 2023, the Company recorded a net gain of R$428,578 from 18 sale-leaseback transactions (12 engines and 6 aircrafts), (R$140,368 from 8 aircrafts and 2 engines during the year ended December 31, 2022), recognized in the statement of operations under “Sale-Leaseback Transactions” in the group of Other Operating Revenues and Expenses, net.

17.2.	Credit of PIS and COFINS

The Company is entitled to PIS and COFINS credits on the lease contracts that adhere to IFRS 16, upon their payments. Below, we present the potential amounts of these taxes as of December 31, 2023:

	Face Value	Adjusted to Present Value
Lease Consideration	477,515	224,730
PIS and COFINS potentiall (9.25%)	44,170	20,788

18.	Suppliers

	2023	2022
Domestic Currency	1,765,777	1,858,820
Foreign Currency	327,464	461,134
Total	2,093,241	2,319,954

Current	2,000,079	2,274,503
Non-current	93,162	45,451

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

19.	Suppliers - Factoring

The Company has contracts that allow suppliers to receive rights in advance from a financial institution. These operations do not imply any changes to the securities issued by their suppliers, and the original trading conditions, including maturity and value, are maintained. On December 31, 2023, the amount recorded under current liabilities from factoring operations reached R$39,877 (R$29,941 on December 31, 2022).

The balance recorded under "Supplier - drawn risk" refers to advances made by suppliers through the assignment of credit, based on the agreement signed by the Company with Banco Rendimento. In this operation, suppliers can advance their invoices directly with banks only after delivering the goods to the Company, with a term of 120 days and a rate that varies according to the DI of this period, but without the need to have any credit line contracted with the entity. For the Company, the original commercial conditions are maintained, with the same maturity period, rates, and amounts involved; only the right to receive the invoices is transferred from the supplier to the financial institution.

20.	Salaries, wages and benefits

	2023	2022
INSS installment	221,490	190,776
Other labor obligations	426,239	409,675
Total Current Assets	647,729	600,451

INSS Installment	495,968	285,736
Total Non-Current Assets	495,968	285,736

Total Labor Obligations	1,143,697	886,187

Current	647,729	600,451
Non-Current	495,968	285,736

20.1.       Movement of installments

Consolidated
Balances as of December 31, 2021	400,495
Installments	451,914
Interest	91,468
Payments	(57,690)
Balances as of December 31, 2022	886,187
Installments	275,057
Interest	133,204
Payments	(150,751)
Balances as of December 31, 2023	1,143,697

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

21.	Taxes payable

	Consolidated
	2023	2022
PIS and COFINS	150	91,316
Installments (a)	461,520	341,756
Income Tax on Salaries	51,817	54,364
Income Tax and Social Contribution to Collect	8,543	22,125
Others	21,782	14,362
Total	543,812	523,923

Current	205,261	258,811
Non-Current	338,551	265,112
(a)	In the year ended December 31, 2023, the Company carried out three accessions to the simplified federal tax installment plan of PIS, COFINS, IR and CS, with a maturity period of 5 years.

21.1. Movement of installments

Federal Taxes
Balances as of December 31, 2021	34,213
Installments	334,479
Interest	14,094
Payments	(41,030)
Balances as of December 31, 2022	341,756
Installments	175,555
Interest	45,555
Payments	(101,346)
Balances as of December 31, 2023	461,520

22.	Advance ticket sales

On December 31, 2023, the balance of advance from ticket sales classified in current liabilities was R$3,130,772 (R$3,502,556 on December 31, 2022) and is represented by 9,014,774 tickets sold and not yet used (8,828,006 on December 31, 2022) with an average use of 61 days (56 days on December 31, 2022).

Balances of advance from ticket sales are shown net of breakage corresponding to R$443,444 on December 31, 2023 (R$232,752 on December 31, 2022).

On December 31, 2023, the Company has reimbursements to pay for advance air tickets totaling R$11,492 (R$48,566 on December 31, 2022), recorded as Other liabilities in current liabilities.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

23.	Mileage program

	2023	2022
Mileage program	2,739,189	2,533,410
Breakage	(734,316)	(664,106)
Total	2,004,873	1,869,304

Current	1,765,664	1,576,849
Non-current	239,209	292,455

Breakage consists of the estimate of miles with a high potential to expire without being used. IFRS 15 – “Revenue from Contract with Customers” provides for the recognition of revenue by the estimate (breakage) over the contractual period, therefore, before the miles are redeemed, given that this is not expected before expiration.

The calculation is based on the historical behavior of Smiles customers’ mileage consumption, and through statistical analysis, the Company’s projections of mileage redemption and the rate of mileage non-usage by customers, recognizing the corresponding breakage revenue.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

24.	Provisions

	Post-employment benefits	Aircraft and engine return	Legal proceedings (a)	Total
Balances on December 31, 2021	75,439	2,679,833	832,050	3,587,322
Constitution (Reversal) of provision	12,562	35,450	296,524	344,536
Provisions used	(97)	(166,816)	(315,731)	(482,644)
Amendment of assumptions	(28,290)	-	-	(28,290)
Plan experience	45,806	-	-	45,806
Present value adjustment	7,977	231,800	-	239,777
Exchange rate and monetary variation	-	(179,072)	2,368	(176,704)
Balances on December 31, 2022	113,397	2,601,195	815,211	3,529,803
Constitution (Reversal) of provision	9,860	519,673	475,854	1,005,387
Provisions used	(556)	(637,067)	(440,258)	(1,077,881)
Amendment of assumptions	32,950	-	-	32,950
Plan experience	1,553	-	-	1,553
Present value adjustment	13,380	93,190	-	106,570
Exchange rate change	-	(188,282)	7,727	(180,555)
Balances on December 31, 2023	170,584	2,388,709	858,534	3,417,827

On December 31, 2023
Current	-	737,636	-	737,636
Non-current	170,584	1,651,073	858,534	2,680,191
Total	170,584	2,388,709	858,534	3,417,827

On December 31, 2022
Current	-	634,820	-	634,820
Non-current	113,397	1,966,375	815,211	2,894,983
Total	113,397	2,601,195	815,211	3,529,803
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.

24.1.	Provisions for post-employment benefits

The Company offers to its employees health care plans that, due to complying with current laws, generate obligations with post-employment benefits.

During the year ended December 31, 2023, the Company incurred an experience loss mainly due to the increase in the number of retirees with the right to lifelong extension, in accordance with actuarial assumptions. The amounts related to the change in the discount rate and plan experience were recognized in other comprehensive income.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The actuarial assumptions applied when measuring the post-employment benefit are presented below:

Actuarial assumptions	2023	2022
Weighted average of assumptions to determine the defined benefit obligation
Nominal discount rate p.a.	9.71%	11.62%
Actual discount rate p.a.	5.49%	5.97%
Long-term estimated inflation rate p.a.	4.00%	5.33%
HCCTR - Nominal medical inflation rate p.a.	7.38%	8.75%
HCCTR - Actual medical inflation rate p.a.	3.25%	3.25%
Mortality table	AT-2000 loosened by 10%	AT-2000 loosened by 10%
Weighted Average of Assumptions to Determine the Cost (revenue) of the Defined Benefit
Nominal discount rate	11.84%	10.59%
Actual discount rate p.a.	5.48%	5.97%
Long-term estimated inflation rate	5.33%	5.02%
HCCTR - Nominal medical inflation rate p.a.	8.75%	8.43%
HCCTR - Actual medical inflation rate p.a.	3.25%	3.25%
Mortality table	AT-2000 loosened by 10%	AT-2000 loosened by 10%

24.2.	Provision for aircraft and engine return

Such provisions consider identifiable contractual obligations at the commencement of the lease contract - scheduled maintenance, painting, tire and brake replacement, overall landing gear overhaul, Legislation, and removal of the entertainment system - with the aim of meeting the contractual return conditions as well as the costs to be incurred related to the reconfiguration of aircraft upon their return. The initial recognition is recorded against the fixed assets, under the heading of " Aircraft and engine improvements."

The Company also has a provision to return aircraft and engines as compensation for the service costs, considering the current conditions of the aircraft and engines and the forecast of use until the actual return. These provisions are measured at present value and will be disbursed until the aircraft and engines redelivery.

24.3.	Provision for legal proceedings

On December 31, 2023, the Company and its subsidiaries are involved in certain legal matters arising from the regular course of their business, which include civil, administrative, tax, social security, and labor lawsuits.

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings, as shown below:

	Probable loss		Possible loss
	2023	2022	2023	2022
Civil	169,317	165,475	69,923	74,212
Labor	442,768	425,711	162,216	137,245
Tax	246,449	224,025	1,405,541	1,247,288
Total	858,534	815,211	1,637,680	1,458,745

Provisions are reviewed based on the evolution of lawsuits and the history of losses through the best current estimate.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

Within the scope of tax lawsuits, the Company discusses the non-application of the additional 1% rate of Cofins on imports of aircraft, parts, and components, totaling R$166,973 (R$160,424 on December 31, 2022). In the fiscal year ended December 31, 2023, given the decisions by the Superior Courts considering the legality of charging an additional rate on imports carried out by airlines, the Company reassessed the loss prognosis, reclassifying from possible loss to probable loss of the related debts.

The Company is discussing the non-incidence of social security contributions on the constitutional one-third vacation pay, in light of an unfavorable decision for GOL issued by the TRF of the 1st Region and, furthermore, the position of the Superior Courts on the matter, the Company reassessed the loss forecast, leading to the classification of related debts as probable risks.

The tax lawsuits presented below were assessed by Management and legal counsel as relevant and with possible risk on December 31, 2023:

•	Tax on Services of Any Nature (ISS), amounting to R$37,332 (R$34,265 on December 31, 2022) from Tax Notices issued by the City of São Paulo against the Company, from January 2007 to December 2010, referring to a possible incidence of ISS on agreements signed with partners. The classification as possible risk arises from the fact that the matters under discussion are interpretative and involve discussions on factual and probative matters. In addition, there is no final positioning of the Superior Courts.

•	Customs fine totaling R$76,870 (R$71,888 on December 31, 2022) related to the Infraction Notices drawn up against the Company for an alleged non-compliance with customs rules related to temporary aircraft importation processes. The classification as possible risk is due to no final decision from the Higher Courts on the matter.

•	Goodwill BSSF Air Holdings (“BSSF”), totaling R$45,147 (R$69,932 on December 31, 2022) from the Infraction Notice filed due to the deductibility of goodwill allocated as future profitability. The possible risk classification arises from the lack of a final position from the Higher Courts. The reduction in values compared to the previous fiscal year is due to the reclassification of the entire tax penalty as remote, in accordance with Law No. 14,689/2023.

•	In 2018, the merged company Smiles received a Tax Notice for the fiscal years 2014 and 2015, due to: (i) the deductibility of the goodwill allocated as future profitability after the merger of GA Smiles by Smiles S.A. on December 31, 2013 and (ii) the deductibility of the financial expenses of the debentures issued in June 2014. The balance of R$153,931 on December 31, 2023 (R$141,454 on December 31, 2022) was assessed by the Management and legal counsel as a possible risk, with defense arguments in the administrative appeal.

•	In 2021, the merged Smiles received a Tax Notice for 2016 and 2017, due to the deductibility of the goodwill allocated as future profitability after the merger of GA Smiles by Smiles S.A. on December 31, 2013. The balance of R$67,205 on December 31, 2023 (R$61,031 on December 31, 2022) was assessed by Management and legal counsel as a possible risk, with defense arguments in the administrative appeal.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

•	Also in 2021, the Brazilian Federal Revenue Service filed administrative proceedings against the Company due to not approving offsetting social security contribution credits from August 2018. The balance of R$193,172 on December 31, 2023 (R$122,901 on December 31, 2022) was assessed by Management and legal counsel as a possible risk, with defense arguments in the administrative appeal.

•	During the year ended December 31, 2022, Gol, as Smiles' successor, received a Notice of Infraction related to the years from 2017 to 2019 issued due to: (i) deductibility of goodwill allocated as future profitability after the merger process of GA Smiles on December 31, 2013 and (ii) offsetting of Webjet's tax loss. The amount of R$595,142 as of December 31, 2023 (R$534,659 on December 31, 2022) was assessed by Management and legal advisors as possible risk, since there are defense arguments in the administrative appeal.

There are other tax lawsuits assessed by Management and legal counsel as a possible risk, totaling R$236,751 (R$211,157 on December 31, 2022) which, added to the above lawsuits, total R$1,405,540 on December 31, 2023 (R$1,247,287 on December 31, 2022).

Civil lawsuits are mainly related to compensation claims in general related to flight delays and cancellations, baggage loss and damage. Labor lawsuits consist, essentially, of issues related to overtime, hazardous duty additional, unhealthy additional, and salary differences.

24.3.1.	Active Lawsuits

In 2007, the Company filed an arbitration at the International Court of Arbitration (“ICC”) against the sellers of VRG and its controlling shareholders due to the purchase price adjustment. In January 2011, ICC ruled in GOL’s favor. The procedure to enforce the arbitration decision started at the Cayman Court, jurisdiction of one of the defendants, which ruled in May 2022 in GOL’s favor, confirming that the court decision can be fully enforced. In May 2022, an agreement between the parties was signed, settled in June 2023, through which GOL received US$42,000 thousand, equivalent to R$204,330 on the date of receipt, for the final resolution of the arbitration.

25.	Shareholders’ equity

25.1.	Capital stock

On February 15, 2023, the Company's Board of Directors approved the voluntary conversion of 210 common shares into 6 preferred shares, all registered and without par value and without changing the value of the Company's capital stock.

On July 26, 2023, the Company's Board of Directors approved an increase in the social capital amounting to R$264 through the issuance of 85,827 preferred shares, all nominative and with no nominal value, resulting from the exercise of stock options granted to eligible employees under the Stock Option Plan. On December 31, 2023, the subscribed capital to be paid in resulting from the exercise of stock options is R$1,470.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

On December 31, 2023, the Company's share capital was R$4,040,661 (R$4,040,397 on December 31, 2022), represented by 3,200,601,904 shares, with 2,863,682,500 common shares and 336,919,404 preferred shares (3,200,516,281 shares, comprised by 2,863,682,710 common shares and 336,833,571 preferred shares on December 31, 2022). The share capital above is reduced by the costs to issue shares totaling R$157,495 on December 31, 2023 and December 31, 2022.

The Company’s shares are held as follows:

	2023			2022
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Abra MOBI LLP (1) (2) (3)	50.00%	18.80%	24.89%	-	-	-
Abra Kingsland LLP (3)	50.00%	18.80%	24.89%	-	-	-
MOBI (1) (2) (3)	-	-	-	100.00%	38.93%	50.87%
American Airlines Inc.	-	6.60%	5.31%	-	6.60%	5.31%
Path Brazil (2)	-	-	-	-	3.22%	2.59%
Abra Group Limited	-	3.76%	3.02%	-	-	-
Others	-	1.47%	1.18%	-	1.41%	1.14%
Market	-	50.58%	40.70%	-	49.84%	40.09%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
(1)	In the context of the 2019 issued Exchangeable Senior Notes 2024, MOBI lent up to 14,000,000 ADSs to Bank of America Corporation, which operates the ADS lending mechanism, to facilitate privately traded derivative transactions or other hedge activities related to the Exchangeable Senior Notes. As of September 30, 2023, 4,477,760 preferred shares, equivalent to 1.1% of the total, were pledged for this operation, to be returned to MOBI at the maturity of the Exchangeable Senior Notes or upon termination of the lending agreement. As part of the closing of transactions involved in the creation of Abra Group Limited, the ADSs were transferred to Abra MOBI LLP and Abra Kingsland LLP and partially canceled. On August 11, 2023, 11,761,120 ADSs were canceled, and the underlying preferred shares of GOL were delivered to Abra's affiliates. Currently, there are 2,238,880 ADSs in circulation subject to the ADS lending agreement with Bank of America Corporation, which will be returned upon maturity of the Exchangeable Senior Notes or upon termination of the ADS lending agreement.
(2)	Refers to legal entities controlled by the controlling shareholders (Constantino family).
(3)	In the context of the agreement between the controlling shareholder and the main shareholders of Avianca, in the fiscal year ending on December 31, 2023, MOBI transferred 100% of the common shares of the Company to Abra. In the same period, Abra transferred 50% of the common shares of the Company from its ownership to Abra Kingsland LLP and 50% of the common shares to Abra MOBI LLP. Abra holds 99.99% of the economic rights of Abra MOBI LLP and Abra Kingsland LLP.

The authorized share capital on December 31, 2023 and December 31, 2022 is R$17 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

25.2.	Treasury shares

On December 31, 2023, the Company had 50,112 treasury shares, totaling R$1,709 (1,140,940 shares totaling R$38,910 on December 31, 2022). On December 31, 2023, the closing market price for treasury shares was R$8.97 (R$7.34 on December 31, 2022).

25.3.	Subscription warrants

On August 14, 2023, the Company's Board of Directors approved the issuance of up to 1,891,497,584 of subscription warrants, at a price of R$5.84 per unit, with an exercise period until March 2, 2028. Each warrant will give its holder the right to subscribe 1 preferred share, at an exercise price of BRL 5.82, which may be adjusted from time to time under the terms described in the warrants.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

After the conclusion of the preferential rights period for the Company's shareholders, 883,161,640 subscription warrants were not subscribed and paid, while 1,008,335,944 subscription warrants were subscribed and paid, as follows:

•	991,951,681 were subscribed and paid by GOL Equity Finance, whose preferential rights were transferred by the controlling shareholders in the context of the issuance of the Exchangeable Senior Secured Notes 2028;
•	16,215,115 were subscribed and paid by minority shareholders and
•	169,148 were subject to conditional orders, canceled in October 2023.

26.	Results per share

Basic earnings per share are calculated by dividing the net income for the year attributed to the Company’s controlling shareholders by the weighted average number of all classes of shares outstanding during the year.

Diluted earnings (loss) per share are calculated by adjusting the weighted average number of shares outstanding by instruments potentially convertible into shares. On December 31, 2023, December 31, 2022 and December 31, 2021, the Company has two categories of potentially dilutive shares (Convertible Senior Secured Notes (ESSN) and stock options), as described in notes 16 and 27.

The Company's loss per share was determined as follows:

	2023			2022			2021
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Numerator
Net loss for the year attributed to controlling shareholders	(238,851)	(983,408)	(1,222,259)	(311,590)	(1,249,883)	(1,561,473)	(1,560,971)	(5,660,567)	(7,221,538)
Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	336,821		2,863,683	327,062		2,863,683	295,486

Basic and Diluted (loss) per share	(0.083)	(2.920)		(0.109)	(3.822)		(0.545)	(19.157)

Due to the loss incurred in the year ended December 31, 2023, 2022 and 2021 the potentially convertible instruments were not considered in the total number of shares outstanding for the determination of diluted loss per share as they have an anti-dilutive effect.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

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

The stock options vesting in 3 years become vested at 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. For stock option plans exercisable in 4 years, beneficiaries may exercise 20% in the first year, 20% in the second year, 30% in the third year and 30% in the fourth year.

All stock options may also be exercised within 10 years after the grant date. For stock options granted, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the B3.

Grant year	Grant date	Total options granted	Number of options outstanding	Exercise price of the option (in Reais)	Fair value at grant date (in Reais)	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2014	August 12, 2014	653,130	66,873	11.31	7.98 (a)	52.66%	3.27%	11.00%	0.5
2015	August 11, 2015	1,930,844	169,764	9.35	3.37 (b)	55.57%	5.06%	13.25%	1.5
2016	June 30, 2016	5,742,732	482,315	2.62	1.24 (c)	98.20%	6.59%	14.25%	2.4
2017	August 8, 2017	947,767	190,819	8.44	7.91 (d)	80.62%	1.17%	11.25%	3.5
2018	May 24, 2018	718,764	196,675	20.18	12.68 (e)	55.58%	0.60%	6.50%	4.3
2019	October 28, 2019	1,749,223	529,613	25.40	12.10 (f)	61.98%	3.17%	9.00%	5.8
2020	July 30, 2020	760,986	212,490	20.57	14.44 (g)	71.37%	0.92%	6.24%	6.5
2021	July 28, 2021	658,189	240,256	21.05	14.44 (g)	74.34%	0.00%	8.85%	7.5
2022	October 26, 2022	4,168,040	2,931,891	10.26	6.23(h)	75.23%	0.00%	12.76%	8.8
Total		17,329,675	5,020,696	12.38					19.36
(a)	Fair value calculated by the average between R$8.20, R$7.89 and R$7.85 for their vesting periods (2014, 2015 and 2016).
(b)	Fair value calculated by the average between R$3.61, R$3.30 and R$3.19 for their vesting periods (2015, 2016 and 2017).
(c)	Fair value was calculated by the average between R$1.29, R$1.21 and R$1.22 for their vesting periods (2016, 2017 and 2018).
(d)	Fair value calculated by the average between R$8.12, R$7.88 and R$7.72 for their vesting periods (2017, 2018 and 2019).
(e)	Fair value calculated by the average between R$13.26, R$12.67 and R$12.11 for their vesting periods (2018, 2019 and 2020).
(f)	Fair value calculated by the average between R$12.90, R$12.32 and R$11.65 for their vesting periods (2019, 2020 and 2021).
(g)	Fair value calculated by the average between R$15.39, R$14.89, R$14.31 and R$13.64 for their vesting periods (2020, 2021, 2022 and 2023).
(h)	Fair value calculated by the average between R$6.79, R$6.50, R$6.15 and R$5.74 for their vesting periods (2021, 2022, 2023 and 2024).

The price of the Company's share traded on B3 on December 31, 2023 was R$8.97 (R$7.34 on December 31, 2022).

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The movement of stock options during the fiscal year ended December 31, 2023 is shown below:

	Number of stock options	Weighted average exercise price
Options outstanding on December 31, 2021	7,432,661	12.90
Options granted	4,168,040	10.26
Options exercised	(207,179)	4.52
Options canceled and adjustments in estimated prescribed rights	(3,320,757)	20.78
Outstanding options on December 31, 2022	8,072,765	13.00
Repurchased or Cancelled Options	(1,452,148)	3.97
Options exercised	(224,983)	2.79
Options canceled and adjustments in estimated prescribed rights	(1,374,938)	13.47
Outstanding options on December 31, 2023	5,020,696	12.38

Number of options exercisable on:
December 31, 2022	3,507,890	16.04
December 31, 2023	4,655,951	13.60

The expense recognized in income (expenses) for the fiscal year corresponding to the stock option plans for the fiscal year ended December 31, 2023 was R$9,631 (R$14,102 for the fiscal year ended December 31, 2022).

On October 17, 2023, stock options were repurchased for R$12,742, recorded under the category of Personnel Expenses, whereas the fair value of R$5,762 was recorded under the category of Capital Reserve.

27.2.	Restricted share plan - GOL

The table below shows the plans that have transferable shares on December 31, 2023.

Grant year	Approval date	Total shares granted	Total vested shares	Average price at grant date
2018	May 24, 2018	773,463	-	20.18
2020	July 30, 2020	801,311	-	20.57
2021	April 30, 2021	858,068	534,838	21.05
2022	October 26, 2022	637,830	548,207	10.26
Total	December 31, 2023	3,070,672	1,083,045

The movement in the restricted shares for the fiscal year ended December 31, 2023 is as follows:

Total restricted shares
Restricted shares outstanding on December 31, 2021	1,546,250
Shares transferred (*)	(75,232)
Restricted shares cancelled and adjustments in estimated expired rights	27,039
Restricted shares granted	637,830
Restricted shares outstanding on December 31, 2022	2,135,887
Shares transferred	(950,941)
Restricted shares cancelled and adjustments in estimated expired rights	(101,901)
Restricted shares outstanding on December 31, 2023	1,083,045

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The expense recognized in income (expenses) for the fiscal year corresponding to the stock option plans for the fiscal year ended December 31, 2023 was R$7,121 (R$12,082 for the fiscal year ended December 31, 2022).

28.	Transactions with related parties

28.1.	Transportation and consulting services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below, which are owned by the Company's main shareholders:

•	Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, effective until November 2025; and

•	Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, effective until September 2026.

On December 31, 2023, the subsidiary GLA recognized a total expense related to these services of R$3,000 (R$6,455 on December 31, 2022). On the same date, the balance to pay to related companies, under “suppliers”, was of R$55 (R$737 on December 31, 2022).

28.2.	Contracts of UATP (“Universal Air Transportation Plan”) to grant credit limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A.; Comporte Participações S.A. (“Comporte”); Empresa Cruz de Transportes Ltda.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; e Viação Piracicabana Ltda.; all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment means on the purchase of airfare and related services, seeking to simplify billing and make feasible payment between the participating companies.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The companies indicated above are owned by the Company's main shareholders.

28.3.	Multimodal transport commercial partnership agreement

Company´s subsidiary GLA entered into a commercial partnership agreement with the companies União Transporte, Itamarati Express and Cruz Encomedas (together denominated, “Grupo Comporte”), Tex Transportes, effective until January 2024, the purpose of which is to provide multimodal transport, including road freight transport by the Partners and air transport services provided by GLA. In order to achieve the Agreement, GLA signed a Contract for the provision of multimodal transport services with each of these companies. The parties will be remunerated for the value of the service related to the section operated by each party, through the issuance of the respective CTe, in accordance with the values established in the price tables practiced by each Party.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The companies indicated above are owned by the Company's main shareholders.

28.4.	Commercial partnership agreement Pagol

During the year ended December 31, 2023, the Company entered into two agreements with the related party Pagol Participações Societárias Ltda (“Pagol”).

The Company and Pagol entered into a Commercial Agreement for the promotion of financial products offered by Pagol to the customers, suppliers, and employees of the Company. This Agreement has a duration of 10 years, and its implementation depends on conditions precedent established in the contract, with the possibility of the Company receiving a commission revenue, to be negotiated between the parties, according to the products offered. Subsequently, on April 4, 2023, the Parties included Pagol Sociedade de Crédito Direto S.A. as a party to the Agreement.

As part of the commercial agreement, during the year ended December 31, 2022, the Company entered into an agreement for the Intermediation of Credit Assignment Operations, which allows the Company's suppliers to prepay their receivables with Pagol. As of December 31, 2023, the subsidiary GLA did not engage in transactions related to these services (R$3,735 on December 31, 2022) and there were no outstanding balances on this date and on December 31, 2022.

In November, 2022, the Company entered into an agreement to associate Pagol with the Smiles Program, for the acquisition and granting of redemption rights embodied in Smiles miles to its customers, as an incentive to acquire the products/services offered by Pagol. The amount will be paid by Pagol, monthly, corresponding to the miles acquired in the period. This Agreement is valid for 12 (twelve) months from its signature, and the period may be extended by mutual agreement between the Parties. On December 31, 2023, the Company conducted transactions under this agreement totaling R$133,626, with R$14,597 receivable as of this date.

Under the commercial agreement, in May 2023, the Company entered into the Agreement for the Granting of Private Payroll Loans with Pagol Sociedade de Crédito Direto S.A., aiming to provide loan(s) and financing(s) to its employees.

In December 2023, the Company signed a Partnership Agreement with Pagol, through which it will provide Pagol employees with an incentive for the acquisition of the Company's miles.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The company indicated above is owned by Company's main shareholders.

28.5.	Commercial partnership agreement Comporte

In December, 2022, the Company entered into an agreement with the related party Comporte Participações S.A. (“Comporte”), the purpose of which is the advance sale of Smiles miles for Comporte to offer to its customers directly or indirectly.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The contract established the advance sale of Smiles miles in the amount of R$70,000 (seventy million reais), which were paid in December, 2022, are recorded under the Customer Advances group. This Agreement is valid for 12 (twelve) months from its signature or when the batch of Smiles Miles acquired runs out, whichever occurs first, the term may be extended by mutual agreement between the Parties. The balance received was recognized as advances from customers in current liabilities. During the fiscal year ending on December 31, 2023, Comporte assigned the advances to Pagol, which were fully offset.

These contracts were entered into under market conditions, in line with those prevailing in transactions that the Company would enter into with third parties. The companies indicated above are owned by the Company's main shareholders.

28.6.	Guarantor/Co-signer in Lease Agreement – AAP Administração Patrimonial S.A.

In December 2023, AAP Administração Patrimonial S.A. acted as a guarantor for Gol in the Private Instrument of Atypical Lease Agreement entered into by the subsidiary GLA and Mais Shopping Fundo de Investimento Imobiliário for the installation of an agency for the sale of air tickets and travel packages, with a term of 48 (forty-eight) months, starting from November 30, 2023, and ending on November 29, 2027.

This transaction was carried out under market conditions, in line with those prevailing in transactions that the Company would engage in with third parties. The mentioned company above is owned by the main shareholders of the Company.

28.7.	Support agreement - Abra

In accordance with the controlling shareholder transaction disclosed in explanatory notes 1.4 and 16.1.5, in March 2023, the Company and Abra signed the Support Agreement with Abra's commitment to invest in the Company through the issuance of Senior Secured Notes due in 2028. The amounts related to this transaction are recognized under “Loans and Financing”.

28.8.	Agreements with Avianca

In the context of the formation of Abra, Aerovias del Continente Americano S.A. ("Avianca") became a related party. The subsidiary GLA has the following contracts with Avianca group companies: (i) Codeshare Agreement, signed in October 2019, for the sharing of their airline codes to expand the offering of air traffic between the negotiating companies to their customers; (ii) Frequent Flyer and Loyalty Program Participation Agreement, signed in July 2020, for mutual participation in the Smiles and LifeMiles Loyalty Program; (iii) Special Prorate Agreement, signed in June 2023, for the sharing of revenue between the airlines; and (iv) Reciprocal Lounge Access Agreement, signed in September 2023, for the sharing of lounge access for their customers, and (v) Participation Agreement, entered into on December 01, 2023, for participation in the mileage program.

These contracts were entered into on market terms, in line with those prevailing in agreements that the Company would enter into with other airlines.

28.9.	Legal Services Agreement

On December 27, 2023, the subsidiary GLA entered into a Legal Services Agreement with CFMA S.C. ("Cambiaso & Ferrari Abogados") for an indefinite period. CFMA S.C. will be remunerated solely for the services rendered, in accordance with the prices established in the fee schedule practiced by the contracting party.

This agreement was entered into on market terms, in line with those prevailing in transactions that the Company would engage in with third parties. The aforementioned Company is owned by executives considered key personnel of the Company.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

28.10.	Compensation of key management personnel

	2023	2022	2021
Salaries, bonus and benefits (*)	44,229	48,061	45,014
Payroll charges	11,700	12,760	11,981
Share-based compensation	17,221	19,106	21,798
Total	73,150	79,927	78,793
(*)	Includes compensation for members of the Management and audit committee.

29.	Revenue

	2023	2022	2021
Passenger transportation (a)	17,253,631	14,621,481	7,119,086
Cargo transportation	964,240	530,578	361,648
Mileage Revenue	622,018	546,104	267,344
Other revenue	108,927	84,360	36,866
	18,948,816	15,782,523	7,784,944

Related tax (b)	(174,792)	(583,798)	(351,560)
Net revenue	18,774,024	15,198,725	7,433,384
(a)Of	Of the total amount, the total of R$377,829 on December 31, 2023, is made up of the revenue from non-attendance of passengers, rescheduling, ticket cancellation (R$272,807 on December 31, 2022).
(b)	The PIS and COFINS rates on revenues arising from regular passenger air transportation earned in the period ended December 31, 2023 were reduced to 0 (zero) with the enactment of Provisional Measure 1,147/2022, which was converted into Law 14,592/2023.

Revenue by geographical location is as follows:

	2023	%	2022	%	2021	%
Domestic	16,365,889	87.2	13,411,513	88.2	7,174,373	96.5
International	2,408,135	12.8	1,787,212	11.8	259,011	3.5
Net revenue	18,774,024	100.0	15,198,725	100.0	7,433,384	100.0

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

30.	Financial results

	2023	2022	2021
Financial income
Interest on financial investments	211,118	90,552	36,982
Others (a)	361,143	25,965	11,812
Financial income	572,261	116,517	48,794

Financial expenses
Interest and costs on loans and financing	(1,880,381)	(1,063,118)	(896,091)
Interest on leases	(1,226,101)	(1,316,619)	(880,626)
Interest on the provision for aircraft return	(93,190)	(231,800)	(57,976)
Commissions, bank charges and interest on other operations	(722,200)	(589,002)	(318,570)
Others	(323,110)	(316,345)	(47,782)
Financial expenses	(4,244,982)	(3,516,884)	(2,201,045)

Derivative financial instruments
Conversion right and derivatives – ESN,net (b)	(1,766,819)	42,025	200,267
Other derivative financial instruments, net	(33,511)	(44,651)	(1,515)
Derivative financial instruments	(1,800,330)	(2,626)	198,752

Monetary and foreign exchange rate variation, net	1,177,292	1,328,204	(1,588,133)

Total	(4,295,759)	(2,074,789)	(3,541,632)
(a)	For the fiscal year ended on December 31, 2023, the amount of R$10,850, refer to PIS and COFINS levied on financial revenues earned, as per Decree No. 8,426 of April 1, 2015 (R$16,864 and R$16,791 for the years ended December 31, 2022 and 2021, respectively).
(b)	See explanatory Note 32.2 (ESN 2024, ESSN 2028 and Capped call).

31.	Commitments

31.1.	Aircraft purchase commitment

On December 31, 2023, the Company had 101 firm orders (91 on December 31, 2022) for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders in the current period considers an estimate of contractual discounts, and corresponds to around R$18,827,647 (R$20,574,804 on December 31, 2022) corresponding to US$3,888,965 on December 31, 2023 (US$3,943,271 on December 31, 2022) and are segregated as follows:

	2023	2022
2023	-	4,234,480
2024	3,882,344	5,847,873
2025	3,349,889	6,970,535
2026 onwards	11,595,414	3,521,916
Total	18,827,647	20,574,804

Of the total commitments presented above, the Company should disburse the amount of R$6,400,686 (corresponding to US$1,322,101 on December 31, 2023) as advances for aircraft acquisition, according to the financial shedule below:

	2023	2022
2023	-	1,642,175

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

2024	1,439,432	1,990,773
2025	1,132,693	2,355,513
2026 onwards	3,828,561	1,182,264
Total	6,400,686	7,170,725

31.2.	Fuel purchase commitment

The Company has a commitment to purchase aircraft fuel at a fixed price in the future for use in its operations, which complements its exposure risk management strategy. As of December 31, 2023, the purchase commitments until 2024 amount to R$538,661.

32.	Financial instruments and risk management

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

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

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

32.1.	Accounting classifications of financial instruments

The accounting classifications of the Company’s financial instruments on December 31, 2023 and December 31, 2022 are as follows:

	Measured at fair value through profit or loss		Amortized cost
	2023	2022	2023	2022
Assets
Financial investments	458,537	423,418	-	-
Trade receivables	-	-	825,196	887,734
Deposits (a)	-	-	1,982,399	2,068,593
Rights from Derivative Transactions	810	29,256	-	-
Other Credits	-	-	327,030	232,633

Liabilities
Loans and financing (b)	9	17,753	10,574,655	11,967,138
Leases to Pay	-	-	9,441,375	11,206,959
Suppliers	-	-	2,093,241	2,319,954
Suppliers - Factoring	-	-	39,877	29,941
Airport fees and charges			1,624,442	1,391,617
Derivative liabilities	5,019,438	536	-	-
Other liabilities	-	-	503,137	692,171
(a)	Excludes court deposits, as described in Note 9.
(b)	The amounts on December 31, 2023 and December 31, 2022, classified as measured at fair value through profit or loss, are related to the derivative contracted through Exchange Senior Notes 2024.

In the fiscal year ended December 31, 2023, there was no change in the classification between categories of the financial instruments.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

32.2.	Derivative and non-derivative financial instruments

The Company's derivative financial instruments were recognized as follows in the balance sheet:

	Fuel	Interest rate	Foreign curency rate	Capped call	ESN	Revenue hedge	Total
Fair value changes
Rights (obligations) with derivatives on December 31, 2021	6,890	-	-	107,170	(162,568)	-	(48,508)
Gains (losses) recognized in income (expenses)	-	(688)	417	(100,168)	144,815	-	44,376
Gains recognized in equity valuation adjustments	(38,100)	-	-	-	-	-	(38,100)
Settlements (payments) during the year	53,465	152	(417)	-	-	-	53,200
Rights (obligations) with derivatives on December 31, 2022	22,255	(536)	-	7,002	(17,753)	-	10,968
Gains (losses) recognized in income (expenses)	(26,454)	124	(360)	(6,922)	(1,763,530)	-	(1,797,142)
Payments (Receipts) during the year	(4,479)	482	769	-	2,568	-	(660)
Gains (Losses) recognized as foreign exchange variation	-	-	-	-	1,778,706		1,778,706
Derivatives embedded in new contracts	-	-	-	-	(5,010,509)	-	(5,010,509)
Rights (obligations) with derivatives on December 31, 2023	(8,678)	70	409	80	(5,010,518)	-	(5,018,637)
Rights and obligations from derivative transactions – Current	(8,678)	70	409	80	-	-	(8,119)
Loans and financing	-	-	-	-	(9)	-	(9)
Obligations from derivative transactions – Non-Current	-	-	-	-	(5,010,509)	-	(5,010,509)

Changes in the equity valuation adjustments
Balances on December 31, 2020	(9,228)	(296,829)	-	-	-	(612,744)	(918,801)
Fair value adjustments during the year	(38,100)	-	-	-	-		(38,100)
Adjustments of hedge accounting of revenue		-	-	-	-	175,675	175,675
Net reversals to income (expenses)	47,328	6,280	-	-	-	114,265	167,873
Balance on December 31, 2022	-	(290,549)	-	-	-	(322,804)	(613,353)
Adjustments of hedge accounting of revenue	-	-	-	-	-	80,191	80,191
Net reversal to income (expenses)	-	6,792	-	-	-	165,593	172,385
Balances on December 31, 2023	-	(283,757)	-	-	-	(77,020)	(360,777)

Effects on income (expenses)	(26,454)	(6,698)	(360)	(6,922)	(1,763,530)	(245,783)	(2,049,747)
Revenue	-	-	-	-	-	(170,030)	(170,030)
Financial result	(26,454)	(6,698)	(360)	(6,520)	(1,760,298)	-	(1,800,330)
Monetary and foreign exchange rate variation, net	-	-	-	(402)	(3,232)	(75,753)	(79,387)

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per IFRS 9 – “Financial Instruments”.

On December 31, 2023, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates), and for aeronautical fuel protection and future revenue in U.S. Dollars.

Cash flow hedges are scheduled for realization and, therefore, reclassification to expense according to the following periods:

	2024	2025	2026	2027	2028	2028 onwards	Total
Interest rate	(6,770)	(35,899)	(36,205)	(36,082)	(35,285)	(133,517)	(283,758)
Revenue hedge	(77,020)	-	-	-	-	-	(77,020)
Total	(83,790)	(35,899)	(36,205)	(36,082)	(35,285)	(133,517)	(360,778)

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

32.3.	Market risks

Market risk is represented by the risk of fluctuations in the fair value of a financial instrument’s future cash flows due to variations in the market prices. The main market prices with an impact on the Company are: fuel price, exchange rate and interest rate.

The sensitivity analysis of financial instruments was prepared with the purpose to estimate the impact on profit (loss) before taxes and shareholders’ equity on: open derivatives position, currency exposure and interest rates on December 31, 2023 for the market risks considered relevant by the Company's management.

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

32.3.1. Fuel

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

The Company has hedged by hedge contracts approximately 13% of its estimated fuel consumption for the year 2024. In addition, Company has hedged by fixed price oil commitments as described in Note 31.2.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

The table below shows the sensitivity analysis considering the fluctuation of prices of air fuel priced in U.S. dollars, based on the barrel price on December 31, 2023 at US$71.65:

	Fuel
	Barrel price (in USD)	Impact (in thousand of Reais)
Decline in prices/barrel (-25%)	53.88	(3,467)
Decline in prices/barrel (-10%)	64.66	(2,846)
Increase in prices/barrel (+10%)	79.02	6,530
Increase in prices/barrel (+25%)	89.80	29,942

32.3.2. Interest rate

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

On December 31, 2023, the Company held financial investments and loans and financing with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on December 31, 2023 that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on Income (Expenses) according to the scenarios adopted below:

	Financial investments net of financial debt (a)
Risk	CDI rate increase	SOFR rate increase
Reference rates	11.65%	5.38%
Exposure amount (probable scenario) (b)	(612,539)	(216,799)
Remote favorable scenario (-25%)	24,052	2,916
Possible favorable scenario (-10%)	9,621	1,166
Possible adverse scenario (+10%)	(9,621)	(1,166)
Remote adverse scenario (+25%)	(24,052)	(2,916)
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and SOFR rates.
(b)	Book balances recorded as of December 31, 2023.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

32.3.3. Exchange rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed. The Company is mainly exposed to the exchange rate change of the U.S. dollar.

The Company’s foreign currency exposure is summarized below:

	2023	2022
Assets
Cash, cash equivalents and financial investments	460,799	274,186
Trade receivables	129,977	215,113
Deposits	1,982,399	2,068,593
Derivative assets	810	29,256
Total Assets	2,573,985	2,587,148

Liabilities
Loans and financing	(9,677,769)	(10,797,091)
Leases	(9,198,932)	(10,940,049)
Suppliers	(327,464)	(461,134)
Provisions	(2,388,709)	(2,601,195)
Derivative liabilities	(5,010,509)	-
Total Liabilities	(26,603,383)	(24,799,469)

Exchange rate exposure liabilities	(24,029,398)	(22,212,321)

Commitments not recorded in the statements of financial position
Future obligations resulting from firm aircraft orders	(18,827,647)	(20,574,804)
Total	(18,827,647)	(20,574,804)

Total exchange rate exposure R$	(42,857,045)	(42,787,125)
Total exchange rate exposure - US$	(8,852,384)	(8,200,380)
Exchange rate (R$/US$)	4.8413	5.2177

As of December 31, 2023, the Company adopted the closing exchange rate of R$4.8413/US$1.00 as a likely scenario. The table below shows the sensitivity analysis and the effect on income (expenses) of exchange rate fluctuations in the exposure amount of the period as of December 31, 2023:

	Exchange rate	Effect on income (expenses)
Net liabilities exposed to the risk of appreciation of the U.S. dollar	4.8413	24,029,398
Dollar depreciation (-25%)	3.6310	6,007,350
Dollar depreciation (-10%)	4.3572	2,402,940
Dollar appreciation (+10%)	5.3254	(2,402,940)
Dollar appreciation (+25%)	6.0516	(6,007,350)

32.3.4. Capped call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

32.4.	Credit risk

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

32.5.	Liquidity risk

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

The schedules of financial liabilities held by the Company's financial liabilities on December 31, 2023 and December 31, 2022 are as follows:

	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and financing	352,055	909,499	8,650,963	671,072	10,583,589
Leases	1,082,355	657,287	3,951,886	3,749,847	9,441,375
Suppliers	2,000,079	-	93,162	-	2,093,241
Suppliers – Factoring	39,877	-	-	-	39,877
Derivative liabilities	-	8,929	5,010,509	-	5,019,438
Other liabilities	26,840	269,983	206,314	-	503,137
On December 31, 2023	3,501,206	1,845,698	17,912,834	4,420,919	27,680,657

Loans and financing	723,756	402,873	10,055,253	803,009	11,984,891
Leases	1,210,715	737,543	4,886,666	4,372,035	11,206,959
Suppliers	2,274,503	-	45,451	-	2,319,954
Suppliers – Factoring	29,941	-	-	-	29,941
Derivative liabilities	260	259	17	-	536
Other liabilities	225,752	154,096	312,323	-	692,171
On December 31, 2022	4,464,927	1,294,771	15,299,710	5,175,044	26,234,452

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

32.6.	Measurement of the fair value of financial instruments

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

The following table shows a summary of the financial instruments measured at the fair value of the Company and its subsidiaries, including their related classifications of the valuation method, on December 31, 2023 and 2022:

		2023		2022
	Fair value level	Book value	Fair value	Book value	Fair value
Financial investments	Level 2	458,537	458,537	423,418	423,418
Derivatives assets	Level 2	810	810	29,256	29,256
Loans and financing	Level 1	(9)	(9)	(17,753)	(17,753)
Derivatives liabilities	Level 2	(5,019,438)	(5,019,438)	(536)	(536)

The fair value of financial instruments measured at amortized cost was not disclosed since the fair value approximates their book value based on the established conditions, mainly due to the short term of maturity of these assets and liabilities. The fair values for loans and financing, which differ from the book balances, in turn, are disclosed in Note 16.

32.7.	Capital management

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

	2023	2022
Total loans and financing	10,583,589	11,984,891
Total leases	9,441,375	11,206,959
(-) Cash and cash equivalentes	(323,928)	(169,035)
(-) Financial investments	(458,537)	(423,418)
Net indebtedness	19,242,499	22,599,397

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

33.	Non-cash transactions

	2023	2022	2021
Amortization of debt with investments (Financial investments / Loans and financing)	-	-	198,270
Restricted Cash Debt Amortization (Restricted Cash / Loans and Financing)	-	23,707	41,974
Right of Use of Flight Equipment (Property, Plant & Equipment / Leases Payable)	-	613,879	2,295,903
Right of Use non-aeronautical assets (Property, Plant & Equipment / Leases Payable)	252,654	181,392	-
Financial Lease Agreement Renegotiation (Property, Plant & Equipment / Leases Payable)	-	163,925	778,379
Write-off of lease agreements (other income/ leases payable)	46,007	2,328	-
Sale-leaseback (Property, plant and equipment / Leases)	307,391	2,454,534	209,065
Provision for aircraft return (Property, plant and equipment / Provisions)	36,296	(66,154)	27,024
Post-employment benefit actuarial gain (Provisions / Equity valuation adjustments)	34,503	17,516	41,524
Unrealized income (expenses) of derivatives (Derivative assets / Equity valuation adjustments)	-	305,488	328,955
Capital increase issuing shares to non-controlling shareholders (Share capital / Non-controlling interest)	-	-	606,839
Capital Reserve Recognized	-	-	744,450
Income (Expenses) on the Sale of Treasury Shares	-	21	279
Transfer of Treasury Shares	19,472	2,567	19,834
Deposit for guarantee	235,383	38,931	-
Fair value gain on transaction with controller (loans/capital reserve)	844,542	-	-
Conversion of SSN 2028 into ESSN 2028 (loans/financing)	6,407,576	-	-
Deferred income tax on foreign exchange variation in subsidiaries	2,902	-	-
Issuance of Senior Secured Amortizing Notes (Deposits/ Loans and financing/ Leases)	-	1,003,279	-

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

34.	Liabilities from financing activities

The changes in the liabilities of the Company’s financing activities are shown below for the years ended December 31, 2023, 2022 and 2021:

				2023
						Non-cash transactions			Adjustments to profit
	Opening balance	Net cash flows (used in) from financing activities	Net cash used in operating activities	Offsetting with deposits and others	Acquisition of fixed assets with new contracts and contractual amendments	Transfer of treasury shares	Payment with issue of shares	Exchange rate changes, net	Interest on loans and amortization of goodwill costs	Unrealized derivatives results	Fair value of issuance, transaction costs	Closing balance
Loans and financing	11,984,891	3,074,842	(1,185,966)	(105,294)	(15,643)	-	-	(780,826)	1,880,381	(3,424,254)	(844,542)	10,583,589
Leases	11,206,959	(2,355,457)	(94,429)	(282,244)	448,590	-	-	(708,145)	1,226,101	-	-	9,441,375
Share capital	4,040,397	264	-	-	-	-		-	-	-	-	4,040,661
Shares to issue	-	1,470	-	-	-	-		-	-	-	-	1,470
Treasury shares	(38,910)	-	-	-	-	37,201	-	-	-	-	-	(1,709)
Capital reserves	1,178,568	94,836	-	-	-	(37,201)	8,177	-	-	-	(844,542)	399,838

		2022
				Non-cash transactions				Adjustments to profit
	Opening balance	Net cash flows (used in) from financing activities	Net cash used in operating activities	Acquisition of property, plant & equipment under new agreements and contractual amendment	Write-off of lease or Senior Secured Amortizing Notes	Transfer of treasury shares	Payment with issue of shares	Exchange rate changes, net	Provision for interest and cost amortization	Unrealized derivatives results	Share-based compennsation	Closing balance
Loans and financing	11,900,030	(263,764)	(912,651)	-	1,003,279	-	-	(701,966)	1,092,589	(132,626)	-	11,984,891
Leases	10,762,984	(2,357,341)	(58,357)	2,723,031	(459,480)	-	-	(720,497)	1,316,619	-	-	11,206,959
Share capital	4,039,112	694	-	-	-	-	591	-	-	-	-	4,040,397
Shares to issue	3	588	-	-	-	-	(591)	-	-	-	-	-
Treasury shares	(41,514)	37	-	-	-	2,588	-	-	-	-	-	(38,910)
Capital reserves	208,711	946,261	-	-	-	(2,588)	-	-	-	-	26,184	1,178,568

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

	2021
				Non-Cash Transactions				Adjustments to profit .
	Opening balance	Net cash flows (used in) from financing activities	Net cash used in operating activities	Acquisition of property, plant & equipment under new agreements and contractual amendment	Transaction with non-controlling shareholders, shares to be issued and sale/transfer of treasury shares	Amortization with related assets	Distribution of interim dividends	Exchange rate changes, net	Provision for interest and cost amortization	Unrealized derivatives results	Closing balance
Loans and financing	9,976,966	1,359,595	(704,409)	-	-	(198,270)	-	756,861	896,091	(186,804)	11,900,030
Leases	7,584,192	(1,449,285)	16,652	3,255,646	-	(41,973)	-	517,126	880,626	-	10,762,984
Dividends and interest on shaholders’ equity to pay (1)	23,139	(260,131)	-	-	-	-	236,992	-	-	-	-
Share capital	3,009,436	420,734	-	-	608,942	-	-	-	-	-	4,039,112
Shares to issue	1,180	926	-	-	(2,103)	-	-	-	-	-	3
Treasury shares	(62,215)	588	-	-	20,113	-	-	-	-	-	(41,514)
Capital reserves	207,246	(744,450)	21,578	-	724,337	-	-	-	-	-	208,711

(1)	The amount is recorded in the Other liabilities group, in current liabilities.

Notes to the financial statements Fiscal year ended on December 31, 2023 (In thousands of Reais - R$, except when otherwise indicated)

35.	Subsequent events

35.1. Senior Secured Notes 2028

On January 22, 2024, the Company issued Abra Senior Secured Notes in the amount of R$87,335, equivalent to US$17,647 thousand.

35.2. Chapter 11

On January 25, 2024, the Company and its subsidiaries have voluntarily filed for Chapter 11 in the United States Bankruptcy Court for the Southern District of New York, as mentioned in section Capital Structure and Chapter 11 Filing above.

On January 26, 2024, the New York Stock Exchange (“NYSE”) has suspended trading in the Company’s American Depositary Shares (the “ADSs”) and will apply to the Securities and Exchange Commission (“SEC”) to delist the ADSs, as is customary following a Chapter 11 filing in accordance with Section 802.01D of the NYSE Listed Company Manual.

GOL enters the Chapter 11 Cases with a financing commitment for US$950 million in a DIP financing from members of the Ad Hoc Group of Abra Bondholders, as well as certain other Abra bondholders, which were approved by the U.S. Court on January 29, 2024. On January 29 and 30th, 2024, the Company received the first installment of the DIP in the total amount of US$350 million and on February 28, 2024 the court approved the second installment of USD$150 million as well as an additional USD$50 million financed by the 2026 Bondholders or their designees, thus bringing the total DIP to US$1 billion. On April 10 and 11, 2024, the company received the final installment of US$450 million. The DIP financing is subject to certain milestones and covenants.

The DIP financing, along with cash generated from ongoing operations, will provide substantial liquidity to support operations in the normal course during the Chapter 11 process. With the support of the court-supervised process and the additional liquidity from the DIP financing, GOL’s passenger flights, its GOLLOG cargo flights, Smiles Loyalty program and other company operations are continuing in the normal course.

Additionally, on April 10, 2024, the court overseeing the Company’s Chapter 11 proceedings approved Term Sheets that had been negotiated with five aircraft lessors of GOL. The court approval of these Term Sheets indicates the potential to move forward in finalizing agreements with the Company’s aircraft lessors in the forthcoming weeks. Furthermore, it should be noted that, as part of the restructuring process the Company is undergoing, the Company has the opportunity to decide if it will accept or reject certain contracts, including aircraft leases. Therefore, it is expected that certain aircraft will be returned to lessors, as typically occurs in similar proceedings.

Although the Bankruptcy Filing may have triggered defaults for certain of the Debtors’ obligations, which are unenforceable under the Bankruptcy Code, counterparties are stayed from taking any actions as a result of such purported defaults. The Chapter 11 retains most of the actions on the debtors so the repayment of the debt is not accelerated. The Company continues to present its financial information as of December 31, 2023, including its interest bearing loan and leases, in accordance with the originally agreed conditions, pending future agreements that it may reach with its creditors under Chapter 11.

